Form 20-F
period 2010-12-31
PRUDENTIAL PLC
filed 2011-05-11
CIK 1116578

Use these links to rapidly review the document

Item 18. Financial Statements
INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
INDEX TO THE CONDENSED FINANCIAL INFORMATION OF REGISTRANT

As filed with the Securities and Exchange Commission on May 11, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-15040

PRUDENTIAL PUBLIC LIMITED COMPANY
(Exact Name of Registrant as Specified in its Charter)

England and Wales
(Jurisdiction of Incorporation)

12 Arthur Street,
London EC4R 9AQ, England
(Address of Principal Executive Offices)

David Martin
Head of Financial Accounting
Prudential plc
12 Arthur Street,
London EC4R 9AQ, England
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

None

The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2010 was:

2,545,594,506 Ordinary Shares, 5 pence par value each

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

Yes    X           No

Indicate by check mark whether the registrants have submitted electronically and posted on their corporate Web sites, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).**

Yes                  No

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
**
This requirement does not apply to the registrant until its fiscal year ending December 31,2011.

i

ii

Item 3. Key Information

SELECTED HISTORICAL FINANCIAL INFORMATION OF PRUDENTIAL

        The following table sets forth Prudential's selected consolidated financial data for the periods indicated. Certain data is derived from Prudential's audited consolidated financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") as endorsed by the European Union ("EU"). EU-endorsed IFRS may differ from IFRS as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. As at December 31, 2010, there were no unendorsed standards effective for the years presented below affecting the consolidated financial information of Prudential and there were no differences between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to Prudential. Accordingly, selected consolidated financial data presented below that is derived from Prudential's audited consolidated financial statements is derived from audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB. This table is only a summary and should be read in conjunction with Prudential's consolidated financial statements and the related notes included elsewhere in this document, together with Item 5, "Operating and Financial Review and Prospects".

        The following table presents the income statement, statement of financial position and other data for and as at the years ended December 31, 2006 to 2010, as presented in accordance with IFRS, and has been derived from Prudential's consolidated financial statements, audited by KPMG Audit Plc:

	Year Ended December 31,
	2010(1)	2010(1)	2009	2008	2007	2006
	(In $ Millions)	(In £ Millions)
Income statement data
Gross premium earned	37,815	24,568	20,299	18,993	18,359	16,157
Outward reinsurance premiums	(549)	(357)	(323)	(204)	(171)	(171)

Earned premiums, net of reinsurance	37,266	24,211	19,976	18,789	18,188	15,986
Investment return	33,507	21,769	26,889	(30,202)	12,225	17,141
Other income	2,564	1,666	1,234	1,146	2,457	1,917

Total revenue, net of reinsurance	73,337	47,646	48,099	(10,267)	32,870	35,044

Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	(62,365)	(40,518)	(41,195)	10,824	(26,785)	(28,267)
Acquisition costs and other expenditure	(7,387)	(4,799)	(4,572)	(2,459)	(4,859)	(4,489)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(396)	(257)	(209)	(172)	(168)	(177)
Loss on sale of Taiwan agency business		—	(559)	—	—	—

Total charges, net of reinsurance	(70,148)	(45,574)	(46,535)	8,193	(31,812)	(32,933)

Profit (loss) before tax (being tax attributable to shareholders' and policyholders' returns)(2)	3,189	2,072	1,564	(2,074)	1,058	2,111
Tax (charge) credit attributable to policyholders' returns	(940)	(611)	(818)	1,624	5	(830)

Profit (loss) before tax attributable to shareholders	2,249	1,461	746	(450)	1,063	1,281
Tax (charge) credit attributable to shareholders' returns	(39)	(25)	(55)	59	(354)	(365)

Profit (loss) from continuing operations after tax	2,210	1,436	691	(391)	709	916
Discontinued operations (net of tax)	—	—	(14)	—	241	(105)

Profit (loss) for the year	2,210	1,436	677	(391)	950	811

	As of and for the Year Ended December 31,
	2010(1)	2010(1)	2009	2008	2007	2006
	(In $ Millions, Except Share Information)	(In £ Millions, Except Share Information)
Statement of financial position data
Total assets	401,433	260,806	227,754	215,542	219,382	216,528
Total policyholder liabilities and unallocated surplus of with-profits funds	346,289	224,980	196,417	182,391	190,317	178,539
Core structural borrowings of shareholder-financed operations	5,658	3,676	3,394	2,958	2,492	3,063
Total liabilities	389,004	252,731	221,451	210,429	213,218	210,972
Total equity	12,429	8,075	6,303	5,113	6,164	5,556
Based on profit (loss) for the year attributable to Prudential's equity holders:
Basic earnings per share	87.3¢	56.7p	27.0p	(16.0)p	38.7p	33.6p
Diluted earnings per share	87.1¢	56.6p	27.0p	(16.0)p	38.6p	33.6p
Dividend per share declared and paid in reporting period(5)	31.05¢	20.17p	19.2p	18.29p	17.42p	16.44p
Equivalent cents per share(6)(8)	—	30.15¢	30.62¢	35.36¢	34.70¢	30.74¢
Market price per share at end of period(8)	1,028.19¢	668.0p	640.0p	416.5p	712p	699.5p
Weighted average number of shares (in millions)		2,524	2,501	2,472	2,445	2,413
Other data
New business:
Single premium sales(4)(7)	27,978	18,177	14,438	15,071	14,696	13,860
New regular premium sales(3)(4)(7)	2,566	1,667	1,401	1,330	1,155	935
Gross investment product contributions	164,647	106,969	96,057	63,147	53,759	33,894
Funds under management	523,328	340,000	290,000	249,000	267,000	251,000

(1)
Amounts stated in US dollars have been translated from pounds sterling at the rate of $1.5392 per £1.00 (the noon buying rate in New York City on December 31, 2010).

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

(4)
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

(5)
Under IFRS, dividends declared after the balance sheet date in respect of the prior reporting period are treated as a non-adjusting event. The appropriation reflected in the statement of changes in equity, therefore, includes the final dividend in respect of the prior year. Parent company dividends relating to the reporting period were an interim dividend of 6.61p per share in 2010 (2009: 6.29p, 2008: 5.99p) and a final dividend of 17.24p per share in 2010 (2009: second interim dividend of 13.56p, 2008: 12.91p).

(6)
The dividends have been translated into US dollars at the noon buying rate on the date each payment was made.

(7)
The new business premiums shown, including the comparative figures, exclude the new business premiums from the Group's Japanese insurance subsidiary, which ceased selling new business with effect from February 15, 2010, and the new business premiums for the Taiwan agency business, which was sold in June 2009, but include amounts for the retained Taiwan bank distribution operation. Japan's new business premiums for the years ended December 31, 2010, 2009 and 2008 are shown in Item 4 "Asian Business".

(8)
Market prices presented are the closing prices of the shares on the London Stock Exchange on the last day of trading for each indicated period.

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

Year	Interim Dividend	Interim Dividend	Final/Second Interim* Dividend	Final/Second Interim* Dividend
	(pence)	(US Dollars)	(pence)	(US Dollars)
2006	5.42	0.1028	11.72	0.2317
2007	5.70	0.1153	12.30	0.2424
2008	5.99	0.1112	12.91	0.2052
2009	6.29	0.1011	13.56	0.1976
2010	6.61	0.1039	17.24

*
The dividend of 13.56 pence for 2009 was paid as a second interim dividend. All other dividends shown in this column of the table are final dividends.

        The final dividend for 2010 is 17.24 pence per share, subject to the shareholders' approval at the Annual General Meeting to be held on May 19, 2011. The interim dividend for 2010 was 6.61 pence per share. The total dividend for the year, including the interim dividend and the final dividend, amounts to 23.85 pence per share compared with 19.85 pence per share for 2009. In view of the progress that the Group has made in recent years to improve the IFRS operating profitability and free surplus generation of the Group's life and asset management business, the Board has decided to rebase the full year dividend upwards by 4 pence per share, equivalent to an increase of 20 per cent compared to the 2009 total dividend. The Board will maintain its focus on delivering a growing dividend from this new higher base, which will continue to be determined after taking into account the Group's financial flexibility and Prudential's assessment of opportunities to generate attractive returns by investing in specific areas of the business. The Board believes that in the medium term a dividend cover of around two times is appropriate.

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

Year ended December 31,	Average rate
2006	1.86
2007	2.01
2008	1.84
2009	1.62
2010	1.54

        The following table sets forth the high and low noon buying rates for pounds sterling expressed in US dollars per pound sterling for each of the previous six months:

	High	Low
November 2010	1.63	1.56
December 2010	1.59	1.54
January 2011	1.60	1.55
February 2011	1.62	1.58
March 2011	1.64	1.60
April 2011	1.67	1.61

        On May 6, 2011, the latest practicable date prior to this filing, the noon buying rate was £1.00 = $1.64.

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

Risks relating to Prudential's business

Prudential's businesses are inherently subject to market fluctuations and general economic conditions

        Prudential's businesses are inherently subject to market fluctuations and general economic conditions. Uncertain or negative trends in international economic and investment climates could adversely affect Prudential's business and profitability. The adverse effects of volatility arising from such uncertainty and negative trends, including the unprecedented market dislocation across asset classes and geographical markets witnessed in 2008 and in the first half of 2009, have been and would be felt principally through the following:

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

        During the period of market dislocation in 2008 and the first half of 2009, Prudential had to operate against a challenging background of unprecedented volatility in the global capital and equity markets and interest rates and widespread economic uncertainty. Government interest rates fell to historic lows in the US, global credit spreads widened to historic levels, and credit markets seized up reducing liquidity. These factors had a significant adverse effect on Prudential's business and profitability during that period. Although global markets partially stabilized in 2009 and 2010, interest rates remain low, and many of the challenges of 2008 persist in the credit markets. New challenges may continue to emerge.

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

While this residual asset/liability mismatch risk can be managed, it cannot be eliminated. Where interest rates in these markets remain lower than interest rates used to calculate surrender values over a sustained period, this could have an adverse impact on Prudential's reported profit.

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

        A significant part of the profit from Prudential's UK insurance operations is related to bonuses for policyholders declared on with-profits products, which are broadly based on historical and current rates of return on equity, real estate and fixed income securities, as well as Prudential's expectations of future investment returns.

Prudential is subject to the risk of potential sovereign debt credit deterioration owing to the amounts of sovereign debt obligations held in its investment portfolio

        Prudential is subject to the risk of potential sovereign debt credit deterioration and default. Investment in sovereign debt obligations involves risks not present in debt obligations of corporate issuers. Investing in such instruments creates exposure to the direct or indirect consequences of political, social or economic changes (including changes in governments, heads of states or monarchs) in the countries in which the issuers are located and the creditworthiness of the sovereign. In addition, the issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or pay interest when due in accordance with the terms of such debt, and Prudential may have limited recourse to compel payment in the event of a default. A sovereign debtor's willingness or ability to repay principal and to pay interest in a timely manner may be affected by, among other factors, its cash flow situation, its relations with its central bank, the extent of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor's policy toward local and international lenders, and the political constraints to which the sovereign debtor may be subject. Periods of economic uncertainty may affect the volatility of market prices of sovereign debt to a greater extent than the volatility inherent in debt obligations of other types of issues. If a sovereign were to default on its obligations, this could have a material adverse effect on Prudential's financial condition and results of operations.

Prudential is subject to the risk of exchange rate fluctuations owing to the geographical diversity of its businesses

        Due to their geographical diversity, Prudential's businesses are subject to the risk of exchange rate fluctuations. Prudential's operations in the US and Asia, which represent a significant proportion of operating profit and shareholders' funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in Prudential's consolidated financial statements upon translation of results into pounds sterling. The currency exposure relating to the translation of reported earnings is not currently separately managed. The impact of gains or losses on currency translations is recorded as a component of shareholders' funds within other comprehensive income. Consequently, this could impact on Prudential's gearing ratios (defined as debt over debt plus shareholders' funds).

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

        Current EU directives, including the EU Insurance Groups Directive ("IGD") require European financial services groups to demonstrate net aggregate surplus capital in excess of solvency requirements at the group level in respect of shareholder-owned entities. The test is a continuous requirement, so that Prudential needs to maintain a somewhat higher amount of regulatory capital at the group level than otherwise necessary in respect of some of its individual businesses to accommodate, for example, short-term movements in global foreign exchange rates, interest rates, deterioration in credit quality and equity markets. The EU is also developing a new solvency framework for insurance companies, referred to as "Solvency II". The new approach will be based on the concept of three pillars—minimum capital requirements, supervisory review of firms' assessment of risk, and enhanced disclosure requirements—and will cover valuations, the treatment of insurance groups, the definition of capital and the overall level of capital requirements. A key aspect of Solvency II is that the assessment of risks and capital requirements will be aligned more closely with economic capital methodologies, and may allow Prudential to make use of its internal economic capital models, if approved by the Financial Services Authority (FSA) or other relevant supervisory authority. The Solvency II Directive was formally approved by a meeting of the EU's Economic and Financial Affairs Council on November 10, 2009. The European Commission is in the process of consulting on the detailed rules that will complement the high-level Principles of the Directive, referred to as "implementing measures", which are not expected to be finalized until late 2011. There is a significant uncertainty regarding the final outcome of this process. As a result there is a risk that the effect of the measures finally adopted could be adverse for Prudential, including potentially a significant increase in capital required to support its business.

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

        The Group's accounts are prepared in accordance with current International Financial Reporting Standards ("IFRS") applicable to the insurance industry. The International Accounting Standards Board ("IASB") introduced a framework that it described as Phase I, which permitted insurers to continue to use the statutory basis of accounting for insurance assets and liabilities that existed in their jurisdictions prior to January 2005. In July 2010, the IASB has published an Exposure Draft for its Phase II on insurance accounting, which would introduce significant changes to the statutory reporting of insurance entities that prepare accounts according to IFRS. The IASB has indicated a target date of June 2011 for issuing a final standard but it remains uncertain whether and how the proposals in the Exposure Draft will become definitive IFRS and when such changes might take effect.

        Any changes or modification of IFRS accounting policies may require a change in the future results or a restatement of reported results.

        European Embedded Value ("EEV") basis results are published as supplementary information by Prudential using principles issued by the European CFO (Chief Financial Officers) Forum. The EEV basis is a value-based reporting method for Prudential's long-term business which is used by market analysts and which underpins a significant part of the key performance indicators used by Prudential's management for both internal and external reporting purposes. In June 2008, in an effort to improve the consistency and transparency of embedded value reporting, the CFO Forum published the Market Consistent Embedded Value ("MCEV") Principles. Following a review of the impact of turbulent market conditions on the MCEV Principles, the CFO Forum announced in May 2009 the postponement of the mandatory reporting on an MCEV basis to December 31, 2011 and subsequently, in October 2009, changes in the principles to allow for the inclusion of a liquidity premium, which is the additional return investors require for investing in less liquid assets and is a key component in the calculation of the profitability of UK annuity business. It also announced that it was performing further work to develop more detailed application guidance to increase consistency going forward. When the work has been completed, Prudential will consider its approach to the new Principles. The adoption of the new Principles would give rise to different embedded value results from those prepared under the application of European Embedded Value Principles. In April 2011, the CFO Forum withdrew the intention that the MCEV principles be the only recognized format of embedded value reporting from December 31, 2011. The withdrawal reflects the ongoing development of insurance reporting under Solvency II and IFRS.

The resolution of several issues affecting the financial services industry could have a negative impact on Prudential's reported results or on its relations with current and potential customers

        Prudential is, and in the future may be, subject to legal and regulatory actions in the ordinary course of its business, both in the UK and internationally. These actions could involve a review of business sold in the past under acceptable market practices at the time, such as the requirement in the UK to provide redress to certain past purchasers of pension and mortgage endowment policies, changes to the tax regime affecting products and regulatory reviews on products sold and industry practices, including, in the latter case, businesses it has closed.

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

        In the US, federal and state regulators have focused on, and continue to devote substantial attention to, the mutual fund, fixed index annuity and insurance product industries. This focus includes new regulations in respect of the suitability of sales of certain products. As a result of publicity relating to widespread perceptions of industry abuses, there have been numerous regulatory inquiries and proposals for legislative and regulatory reforms.

        In Asia, regulatory regimes are developing at different speeds, driven by a combination of global factors and local considerations. There is a risk that new requirements are introduced that challenge current practices, or are retrospectively applied to sales made prior to their introduction.

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

  Prudential's long-term senior debt is rated as A2 by Moody's, A+ by Standard & Poor's and A by Fitch;

  Prudential's short-term debt is rated as P-1 by Moody's, A-1 by Standard & Poor's and F1 by Fitch;

  The Prudential Assurance Company Limited long-term fund is rated Aa2 by Moody's, AA by Standard & Poor's and AA by Fitch;

  Jackson's financial strength is rated AA by Standard & Poor's and Fitch, A1 by Moody's, and A+ by AM Best.

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

        Further, because of the long-term nature of much of the Group's business, accurate records have to be maintained for significant periods. Prudential's systems and processes incorporate controls which are designed to manage and mitigate the operational risks associated with its activities. For example, any weakness in the administration systems or actuarial reserving processes could have an impact on its results of operations during the effective period. Prudential has not experienced or identified any operational risks in its systems or processes during 2010, which have subsequently caused, or are expected to cause, a significant negative impact on its results of operations.

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

Prudential operates in a number of markets through joint ventures and other arrangements with third parties (including in China and India), involving certain risks that Prudential does not face with respect to its consolidated subsidiaries

        Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures (including in China and India). For the Group's joint venture operations, management control is exercised jointly with the venture participants. The level of control exercisable by the Group depends on the terms of the joint venture agreements, in particular, the allocation of control among, and continued co-operation between, the joint venture participants. Prudential may also face financial or other exposure in the event that any of its joint venture partners fails to meet its obligations under the joint venture or encounters financial difficulty. In addition, a significant proportion of the Group's product distribution is carried out through arrangements with third parties not controlled by Prudential and is dependent upon continuation of these relationships. A temporary or permanent disruption to these distribution arrangements could adversely affect the results of operations of Prudential.

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

FORWARD-LOOKING STATEMENTS

        This annual report on Form 20-F may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives related to the financial crisis and the effect of the European Union's "Solvency II" requirements on Prudential's capital maintenance requirements; the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes. These and other important factors may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the heading "Risk factors" in this section of this annual report and under the heading "Risk Factors" of Prudential's most recent Annual Report, as well as under the heading "Risk factors" in any subsequent Prudential Half Year Financial Report furnished to the US Securities and Exchange Commission on Form 6-K or filed in the UK. This annual report on Form 20-F, as well as Prudential's Annual Report and any subsequent Half Year Financial Report are/will be available on the Company's website at www.prudential.co.uk.

        Any forward-looking statements contained in this report are made only as of the date hereof. Prudential may also make or disclose written and/or oral forward-looking statements in reports filed or furnished to the US Securities and Exchange Commission, as well as in its annual report and accounts to shareholders, proxy statements, offering circulars, registration statements and prospectuses, press releases and other written materials and in oral statements made by directors, officers or employees of Prudential to third parties, including financial analysts. All of the forward-looking statements are qualified in their entirety by reference to the factors discussed in this Item 3 "Risk Factors" of this annual report on Form 20-F. These risk factors are not exhaustive as Prudential operates in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the Prospectus Rules, the Listing Rules, the Disclosure and Transparency Rules, the Hong Kong Listing Rules, or the SGX-ST listing rules.

 EEV BASIS AND NEW BUSINESS RESULTS

        In addition to IFRS basis results, Prudential's filings with the UK Listing Authority, the Stock Exchange of Hong Kong, the Singapore Stock Exchange and Group Annual Reports include reporting by Key Performance Indicators ("KPIs"). These include results prepared in accordance with the European Embedded Value ("EEV") Principles and Guidance issued by the Chief Financial Officers' ("CFO") Forum of European Insurance Companies, and New Business measures.

        The EEV basis is a value based method of reporting in that it reflects the change in the value of in-force long-term business over the accounting period. This value is called the shareholders' funds on the EEV basis which, at a given point in time, is the value of future cash flows expected to arise from the current book of long-term insurance business plus the net worth (based on statutory solvency capital (or economic capital where higher) and free surplus) of Prudential's life insurance operations. Prudential publishes its EEV results semi-annually in the UK market and, beginning in 2010, Prudential also publishes in the Hong Kong and Singapore markets.

        New Business results are published quarterly and are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. New business results are categorized as single premiums and annual regular premiums. New business results are also summarized by annual premium equivalents (APE) which are calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts. The amounts are not, and are not intended to be, reflective of premium income recorded in the IFRS income statement. As from the first quarter of 2010, EEV basis new business profits and margins are also published quarterly.

Item 4. Information on the Company

BUSINESS OF PRUDENTIAL

Overview

        Prudential is an international financial services group, with significant operations in Asia, the United States and the United Kingdom. It has been in existence for over 160 years, serves over 25 million customers and has £340 billion in assets under management (as at December 31, 2010). Prudential is not affiliated with Prudential Financial, Inc. or its subsidiary, The Prudential Insurance Company of America.

        Prudential is structured around four main business units: Prudential Corporation Asia, Jackson, Prudential UK insurance operations and M&G. These are supported by central functions which are responsible for Prudential strategy, cash and capital management, leadership development and succession, reputation management and other core group functions.

        Prudential Corporation Asia's core business is life insurance, health and protection, either attached to a life policy or on a standalone basis, and mutual funds. It also provides selected personal lines property and casualty insurance, group insurance, institutional fund management and consumer finance (Vietnam only). The product range offered is tailored to suit the individual country markets. Insurance products are distributed mainly through an agency sales force together with selected banks, while the majority of mutual funds are sold through banks and brokers. Joint venture partners are mandatory in some markets: for example, the life insurance operation in China is a 50 per cent equity joint venture with CITIC; in India Prudential has a 26 per cent equity stake in a joint venture with ICICI and in Malaysia its Takaful business is a 70 per cent equity joint venture with Bank Simpanan Nasional. In the fund management business Prudential holds a 49 per cent equity stake in a joint venture with ICICI, in China it has a 49 per cent equity stake in a joint venture with CITIC and in Hong Kong it has a 36 per cent equity stake in a joint venture with Bank of China International.

        As at December 31, 2010, Prudential Corporation Asia had:

  •
  over 15 million customers in 28 businesses spread across 13 countries;

  •
  distribution relationships with over 75 institutions across Asia including Standard Chartered Bank (SCB), United Overseas Bank Limited (UOB), E-Sun Bank and joint venture partners ICICI in India and CITIC in China;

  •
  one of the largest networks of tied agents, comprising over 320,000 agents; and

  •
  consistently high brand recognition, outperforming many other financial services companies and had received multiple awards for its customer service. Prudential was in the top three for market share of new business in Hong Kong, India, Indonesia, Malaysia, Singapore, the Philippines and Vietnam.

        In the United States, Prudential offers a range of products through Jackson, including fixed, fixed index and variable annuities; life insurance; guaranteed investment contracts; and funding agreements. Jackson distributes these products through independent insurance agents; independent broker-dealers; regional broker-dealers; registered investment advisers; a small captive agency channel, consisting of approximately 100 life insurance agents; and banks, credit unions and other financial institutions.

        Jackson also offers fee-based separately managed accounts and investment products through Curian Capital, LLC, which is Jackson's registered investment adviser.

        As at December 31, 2010, in the United States, Jackson:

  •
  was among the 20 largest life insurance companies in terms of General Account assets(1);

  •
  was ranked 3rd in total annuity sales in 2010, up from 4th in 2009(2);

  •
  was awarded the "Highest Customer Satisfaction by Industry" award from Service Quality Measurement Group(3);

  •
  was once again rated as a "World Class" service provider—for the fifth successive year—by Service Quality Measurement Group(3); and

  •
  completed another record sales year with total annual premium equivalent ("APE") retail sales of £1,164 million, the highest level in Jackson history.

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

        As at December 31, 2010, Prudential in the United Kingdom:

  •
  was one of the market leaders in the individual annuity market and the with-profits market(5);

  •
  managed total company assets of £145 billion, comprising £85 billion within the with-profits sub fund, £50 billion within shareholder-backed business and £10 billion in the Scottish Amicable Insurance Fund; and

  •
  M&G's retail business was awarded the prestigious 2010 Global Group of the Year award at the 15th annual Investment Week Fund Manager of the Year Awards for the second time in three years. M&G's institutional business was also recognized for its investment performance, winning the 2010 UK Asset Management Firm of the Year award at the Financial News' Awards for Excellence in Institutional Asset Management.

Group Strategy Overview

        At the centre of Prudential's strategy is the acceleration of its profitable growth in Asia, which offers many of the highest growth and return opportunities. The emerging markets of South-East Asia—such as Indonesia, Malaysia, Vietnam, the Philippines and Thailand, together with Hong Kong and Singapore—are particularly attractive. They remain the priority destination for Prudential's new capital investment. With Prudential's compelling platform of distribution, brand and product development capabilities in the high growth markets of Asia, Prudential believes it is particularly well positioned to take advantage of the considerable opportunity that the region offers.

        In the US, Prudential continues to build on the strength of its operations to make them a more significant component of the Group in terms of IFRS earnings as well as cash generation. In the UK, Prudential remains focused on generating cash and capital and providing resilience to the Group's balance sheet.

(1)
Source: Statutory financial data per National Underwriter Insurance Data Services from Highline Data, rankings as of December 31, 2010, latest rankings available

(2)
Source: Life Insurance and Market Research Association

(3)
Source: Service Quality Measurement Group

(4)
Source: Association of British Insurers ("ABI")

(5)
Source: Morningstar

        In asset management, Prudential's strong track record, both at M&G and in its asset management business in Asia, is enabling Prudential to grow its funds under management. These businesses make an increasingly important contribution to Prudential's profits and cash generation.

        Each part of the Group plays a key role in Prudential's strategy. Prudential's flexibility and diversification were instrumental in allowing it to navigate successfully the economic and market cycle in 2008 and 2009.

        In executing this strategy, Prudential is guided by three clearly-defined Group wide operating principles. The first of these is that from 2008, Prudential decided to take a more balanced approach to performance management across the three key measures of Embedded Value (EEV), IFRS and cash, with an increased emphasis on IFRS and cash. Second, Prudential has focused on allocating capital with total discipline to the highest return and shortest payback opportunities across the Group. This means that Prudential restricts new business to areas of the market where these stringent criteria are met. Finally, Prudential's third operating principle—of equal importance—is to take a proactive approach to managing risk across the cycle.

2011 Priorities

        Prudential aims to focus on the following priorities in 2011:

Group

  •
  Continue to implement strategy with discipline, allocating capital to the most attractive markets and products

  •
  Manage risk and capital prudently, but proactively

  •
  Focus on delivering a progressive dividend, determined after taking into account the Group's financial flexibility and opportunities to invest in areas of business offering attractive returns

Life insurance

In Asia:

  •
  Continue expanding multi-channel distribution platform and improving its productivity

  •
  Focus on regular premium products with comprehensive suite of protection riders

  •
  Drive value through operational efficiency

In the US:

  •
  Continue to drive positive net retail sales

  •
  Innovate around Jackson's key variable annuity product

  •
  Further enhance operational efficiency

In the UK:

  •
  Balance writing profitable new business at attractive returns on capital with sustainable cash generation and capital preservation.

  •
  Continue to pursue a value-driven strategy built around our core strengths in with-profits and annuities

  •
  Deliver further improvements to operational performance and customer service while maintaining our strict focus on costs.

  •
  Continue building complementary distribution channels.

Asset management

  •
  Maintain superior long-term investment performance for both internal and external funds

  •
  Continue growth in third-party retail and institutional businesses

2013 Financial Objectives

        The following discussion contains forward-looking statements that involve inherent risks and uncertainties. Prudential's actual future financial condition or performance or other indicated results may differ materially from those indicated in any such forward-looking statement due to a number of important factors (including those discussed under Item 3 "Risk factors" in this filing). See the discussion under the heading "Forward-looking statements" in Item 3. The objectives assume current exchange rates and a normalized economic environment consistent with the economic assumptions made by Prudential in calculating the EEV basis supplementary information for the half-year ended June 2010. They have been prepared using current solvency rules and do not pre-judge the outcome of Solvency II, which remains uncertain.

        In December 2010, Prudential announced new objectives for the Group that reflect its determination to accelerate growth in Asia and its belief that it can continue to deliver both growth and cash sustainably to its shareholders.

        Its core objectives are:

  (i)
  In Asia, to double the 2009 value of IFRS life and asset management pre-tax operating profit in 2013 (2009: £465 million) and to double the 2009 value of EEV new business profits in 2013 (2009: £713 million).

  (ii)
  For each business unit to remit net cash to the Group: Asia to deliver £300 million of net cash remittance to the Group in 2013 (2009: £40 million); Jackson to deliver £200 million of net cash remittance to the Group in 2013 (2009: £39 million); UK to deliver £350 million of net cash remittance to the Group in 2013 (2009: £284 million(1)).

  (iii)
  All business units in aggregate to deliver cumulative net cash remittances of at least £3.8 billion over the period 2010 to end-2013. These net remittances are to be underpinned by a targeted level of cumulative underlying free surplus(2) generation of £6.5 billion over the same period.

        These objectives reflect Prudential's goal of providing—through strategy and disciplined execution—both growth and cash to its shareholders at a sustained pace.

Summary

        Prudential reported a very strong performance in 2010, with results significantly ahead of 2009 achieved by remaining focused on rigorous capital allocation and effective management of its balance sheet.

        These principles have served Prudential well during the financial crisis allowing it to emerge from the 2008-2009 period with a stronger balance sheet, higher profits, higher cash flows and an increased dividend. Prudential believes that its 2010 results support its view that its current strategy, underpinned by its operating principles, should increasingly allow it to differentiate itself through its ability to combine growth and cash generation.

(1)
Representing the underlying remittances excluding the £150 million impact of pro-active financing techniques used to bring forward cash emergence of the in-force book during the financial crisis.

(2)
Free surplus for the insurance business represents the excess of the net worth over the required capital included in the EEV results, and IFRS net assets for the asset management businesses excluding goodwill.

        Prudential's aim across all of its businesses is to develop and market a suite of products that deliver good value solutions that meet its customers' needs, in a way that is profitable and capital efficient for the Group.

        In 2010, Prudential announced an agreement with AIG to acquire its Asia operations, AIA. The proposed acquisition was a unique opportunity to accelerate Prudential's strategy of focusing on the fast growing markets in Asia. Prudential could not agree a purchase price that was acceptable to the AIG Board. The costs associated with the transaction are detailed in note B1 to the consolidated financial statements in Item 18 of this annual report.

        Prudential believes that its financial performance in Asia will continue to be based on three principal drivers. First, as a result of its strong new business growth, and its contribution to the increase in its in-force policies book, net inflows in Prudential's Asian businesses are expected to be a major contributor to its IFRS earnings. Second, it is expected that there will continue to be a contribution from investment returns, which are expected to increase as the business grows. Third, as the scale of the business increases, the Group's profitability is expected to continue to benefit from the efficiency of its Asian platform, with expected revenues growing faster than expected cost base.

        In the US, Prudential has maintained its focus on value over sales volume growth, ensuring sales are delivered at highly profitable margin levels. Prudential has maintained its pricing discipline and has been consistent in its approach of not chasing market share for its own sake. In 2010 Prudential continued to benefit from the market changes following the financial turmoil in 2008 and 2009. As part of a trend, mostly driven by distributors who guide their customers towards the companies that held firm through the crisis and never closed to business, Jackson has significantly improved its position in the key variable annuity market. This flight to quality has allowed the Jackson team to increase sales volumes and market share.

        Prudential's business in the UK in 2010 remained highly disciplined and generated differentiated returns relative to the market. Prudential continued to be a market leader in both individual annuities and with-profits business. Prudential maintained its focus on balancing the writing of new business with the generation of cash and capital, successfully delivering attractive returns on capital employed. Prudential's emphasis on value and generating strong returns saw the UK business continue to prioritize the retail market, while selectively participating in the wholesale market.

        M&G had a very good 2010, a performance which is all the more impressive as it comes after an exceptional year in 2009. M&G continues to focus on offering customers superior investment performance over the longer term, building on its proven track record of success in the retail investment market through ongoing expansion in Europe and the innovative range of specialist fixed income strategies, including leveraged finance and infrastructure investment, that are offered in the institutional market.

        In Asia, Prudential's asset management business also had a very successful year. It is a key feature of Prudential's strategy that asset management profits are very capital efficient and are "cash rich" profits. In 2010, Prudential appointed a new Chief Executive for the Asian asset management business, and is determined to continue to invest to capture a significant share of the growth and profits available in asset management in Asia.

Company Address and Agent

        Prudential plc is a public limited company incorporated on November 1, 1978, and organized under the laws of England and Wales. Prudential's registered office is Laurence Pountney Hill, London EC4R 0HH, England (telephone: +44 20 7220 7588) and its principal executive offices are at 12 Arthur Street, London EC4R 9AQ, England (telephone: +44 20 7220 7588). Prudential's agent in the United States for purposes of Item 4 of this annual report on Form 20-F is Jackson National Life Insurance Company, located at 1 Corporate Way, Lansing, Michigan 48951, United States of America.

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

(2)
Owned by a subsidiary of Prudential.

Asian Business

Life Insurance

Market Overview

        Overall, Asia's life insurance industry saw a sharp recovery in new business volumes during 2010 as markets moved beyond the 2008/2009 crisis.

        The competitive landscape for the life sector varies by market but has largely remained consistent with that seen in prior years. Most markets feature a mix of local and multinational players whose definitions of business success may differ.

        Competition is primarily around securing distribution. With insurance penetration rates being generally low, growth is less constrained by the size of the market than by companies' ability to further expand it by adding distribution and making their products available to parts of the population who have never used them. A large proportion of sales in markets with low penetration are to consumers who have never bought a policy before, thus expanding the market itself.

        Tied agency continues to dominate although distribution through banks is becoming increasingly significant, with examples like HSBC Life and Bank of China Life in Hong Kong. Across the region there is little direct competition on products; there are no patents or copyrights in life insurance, or on product pricing, where regulators typically define the parameters for the industry.

        The region's life insurance regulators tend to adopt a conservative stance and remain focused on driving development of the sector in a way that balances the need to ensure consumers have, first and foremost, access to appropriate products that are sold in a fair and transparent manner with the need to reward shareholders for taking on the risks of investing in the development of a relatively young and capital intensive industry. The industry also employs millions of people in the region, an important consideration when high unemployment rates can be a catalyst for political friction. India saw regulatory change with the most impact during 2010, which in summary, was designed to shift the emphasis of the industry away from products which are mostly investment orientated and encourage more traditional savings and protection.

        A positive development in a number of markets has been the development of the financial press. Many leading publications carry regular sections on personal financial planning and there is healthy debate on the uses of particular types of product.

Introduction

        The overarching objective for Prudential in Asia is to continue building scale profitably, leveraging its advantaged platform. The strategic priorities articulated in 2006 remain entirely relevant and continue to be driven in a highly focused and disciplined way. While market outperformance in terms of new business growth is an indicator of scale, Prudential does not pursue volume for its own sake as Prudential puts profitability, returns on capital and capital efficiency ahead of topline growth.

        Prudential currently insures over 11 million life customers in Asia and has 15 million in force policies. Highlighting the value Prudential policies have for its customers, Prudential paid out £2.6 billion in claims and maturities during 2010. This customer base is a tremendously valuable asset as a high proportion of new business came from existing customers in 2010 (excluding India). This reflects Prudential's enduring relationship with its customers and how its solutions are meeting their needs over time. The customer retention rate continues to improve and at 91 per cent it is one per cent up on 2009.

        On February 1, 2010 , Prudential acquired from United Overseas Bank (UOB) its 100 per cent interest in UOB Life Assurance Limited in Singapore for total cash consideration of SGD495 million (£220 million). As part of the transaction the Group also entered into a long-term strategic partnership to develop a major regional bancassurance business with UOB.

        PCA Life Japan ceased writing new business with effect from February 15, 2010. This decision will be reviewed on an ongoing basis in the light of changes to the business environment. Prudential reinforced its commitment to honoring all existing policyholder contracts and providing policyholders with an appropriate level of customer service. Measures have been taken to ensure there is adequate staff and supporting infrastructure for customer servicing, taking into account that the company closed its proprietary distribution channel in 2006 and since then has been working with third party distributors only.

        In June 2009, Prudential sold the assets and liabilities of its agency distribution and its agency force in Taiwan to China Life Insurance Company Ltd of Taiwan. Prudential remains an active and committed player in the Taiwanese life insurance market through its successful bancassurance, direct marketing and other non-agency distribution channels.

Distribution

        One of the key components of Prudential's Asia strategy is driving agency distribution scale and productivity. Its agency structures are differentiated by market depending upon their size and maturity with the management emphasis balanced between recruitment (newer markets like Indonesia and Vietnam) and productivity growth (more established markets like Hong Kong and Singapore). However this is a simplification as those two priorities are always present and not mutually exclusive; local management will always focus on both.

        Prudential's agency management competencies drive effective selection discipline and training designed to "fast start" new agents and improve the skills and productivity of the more experienced ones. The combination of training programs, comprehensive product suites, specialized support allowing agents to address the evolving needs of existing customers and technology solutions to facilitate the fact finding and proposal submission processes combine to add value to agents, shareholders and customers.

        During 2010 total average agent numbers excluding India at 154,000 were up 7.5 per cent over 2009. In India, where significant regulatory changes were introduced during the year, agent numbers were down 27 per cent to 168,000 at the end of December 2010. This is in line with the strategy to rationalize expense levels and focus on productivity improvements, which puts Prudential in a strong position to respond to the recent regulatory changes.

        Prudential is a pioneer and regional leader in partnership distribution in Asia. Key success drivers are its expertise in developing, training and motivating in branch insurance specialists and the investment in enduring and mutually beneficial relationships with partners, including Standard Chartered Bank across the region, E.Sun in Taiwan and most recently United Overseas Bank (UOB) in Singapore, Thailand and Indonesia. In April 2011, Prudential extended its distribution arrangement with UOB to include Malaysia.

Products

        The life insurance products offered by Prudential include a range of with-profits (participating) and non-participating term, whole life endowment and unit-linked policies. Prudential also offers health, disablement, critical illness and accident cover to supplement its core life products. Prudential's Asian product mix in 2010 continued its emphasis on regular premium policies and protection riders. The high proportion of health and protection, standalone and riders, supports the new business profitability and reflects the higher proportion of risk based products in its book than some competitors who focus on single premium investment orientated policies.

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

        The profits from participating policies are shared between the policyholder and insurer (typically in a 90:10 ratio) in the same way as with-profits business in the United Kingdom as detailed under the heading "With-Profits Products" below. Under unit-linked products the profits that arise from managing the policy, its investments and the insurance risk accrue entirely to shareholders, with investment gains accruing to the policyholder within the underlying unitized fund. The profits from health and protection and non-participating products consist of any surplus remaining after paying policy benefits.

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

New Business Premiums

        In 2010, total sales of insurance products, excluding Japan, were £2,495 million, up 30 per cent from 2009 (£1,916 million). Of this amount, regular premium insurance sales increased 23 per cent to £1,391 million and single premium insurance sales increased 41 per cent to £1,104 million.

        The following table shows Prudential's Asian life insurance new business premiums by territory for the periods indicated. In this table, "Other Countries" includes Thailand, the Philippines and Vietnam.

Single premiums	2010	2009	2008
	(£ million)
Singapore	318	297	341
Hong Kong	107	94	507
Malaysia	58	63	28
Taiwan (excluding Taiwan agency)	146	104	36
Korea	66	38	78
China (Prudential's 50% interest in joint venture with CITIC)	103	72	63
Indonesia	141	41	94
India (Prudential's 26% interest in joint venture with ICICI)	85	47	60
Other countries	80	29	18

Total excluding Japan	1,104	785	1,225
Japan	13	57	115

Total including Japan	1,117	842	1,340

Regular premiums	2010	2009	2008
	(£ million)
Singapore	143	98	78
Hong Kong	276	232	154
Malaysia	198	140	99
Taiwan (excluding Taiwan agency)	105	97	55
Korea	89	118	211
China (Prudential's 50% interest in joint venture with CITIC)	48	38	32
Indonesia	269	186	167
India (Prudential's 26% interest in joint venture with ICICI)	180	163	202
Other countries	83	59	54

Total excluding Japan	1,391	1,131	1,052
Japan	6	46	30

Total including Japan	1,397	1,177	1,082

	2010	2009	2008
	(£ million)
Total excluding Japan	2,495	1,916	2,277
Japan	19	103	145

Total including Japan	2,514	2,019	2,422

Asset Management

        Prudential's asset management business in Asia manages investments for UK insurance operations and the Asian life companies and has also successfully leveraged these investment capabilities to build a strategically significant and market leading third party funds management business.

        Under the leadership of a new Chief Executive, the team has driven strong improvements in the business. The priorities for Prudential's asset management business in Asia are: to build and develop institutional relationships, securing pan-Asia discretionary mandates; to increase its focus on Japan and China, as the region's largest and fastest growing markets respectively; and, finally, to grow its offshore funds business.

        Prudential's Asian asset management business' total funds under management (FUM) crossed the £50 billion mark for the first time and closed the year at £52 billion, which includes a core £25 billion from Prudential Corporation Asia's life funds, £5 billion of assets from the Group and £22 billion from third-party customers. Compared to 2009, the overall FUM increased by 22 per cent, driven by net inflows of £1.8 billion and a total of £7.7 billion of positive market and currency related movements.

        The mutual fund industry continues to diversify its investments, with expectations for a significant increase in net flows over the coming years. Bank distribution continues to dominate in most markets in Asia, with Prudential having established strong relationships with both regional and local banks and placing significant emphasis on providing good service. Prudential's Asian asset management business is also growing its third party institutional and pension fund management business.

Distribution

        In order to capitalize on the exciting and sizeable opportunities in Asia's retail financial services market, Prudential's Asian asset management business maintained its focus on building a strong third-party customer retail franchise. The customer proposition is driven by Prudential's strong investment capabilities, which enable it to develop innovative product suites, and distribute them through diverse channels including regional banks, local banks, private banks, and securities houses and an internal sales force. Prudential's Asian asset management business has become one of the largest and most successful domestic asset management companies in the region, as demonstrated by the fact that Prudential occupies a number of top ten market share positions in the markets in which it operates and the fact that a significant proportion of its funds are either in the top-two quartiles or outperformed their benchmarks over a three year period ended December 31, 2010.

Products

        Prudential's Asian asset management business offers mutual fund investment products in India, Taiwan, Japan, Singapore, Malaysia, Hong Kong, Korea, Vietnam, China and the United Arab Emirates, allowing customers to participate in debt, equity, money market and alternative asset investments.

        The business has been actively implementing its strategy of targeting higher-margin equity and bond asset classes. Third party net inflows of £1.8 billion were driven predominantly by Japan, which saw strong interest for its white-labeled Asia Oceanic High Dividend Equity and its open-ended Indonesian Equity Open funds. In addition, positive bond fund flows resulted from Taiwan and China's successful new product launches and strong demand for its offshore product range. Money market funds saw net outflows totaling £2.1 billion in 2010, mainly attributed to redemptions in India as a result of tighter liquidity conditions.

        Prudential's Asian asset management business levies transaction charges (initial and surrender depending on the type of fund and the length of the investment) and also a service charge based on assets under management. The charges vary by country and fund, with money market style funds generally having the lowest charges and equity funds the highest.

US Business

        Prudential conducts its US insurance operations through Jackson and its subsidiaries, including Curian Capital, LLC, a registered investment adviser. The US operations also include PPM America, Prudential's US internal and institutional fund manager, and Prudential's US broker-dealer operations

(National Planning Corporation, SII Investments, Inc., INVEST Financial Corporation and Investment Centers of America, Inc.). At December 31, 2010, Prudential's US operations had more than 2.8 million policies and contracts in effect and PPM America managed approximately £54 billion of assets. In 2010, new business premiums totaled a record £11,439 million.

Jackson National Life Insurance Company

        Jackson is a leading provider of retirement income and savings solutions in the mass and mass-affluent segments of the US market, primarily to those planning for retirement or in retirement already. It offers tools that help people plan for their retirement, and offers products with specialized features and guarantees to meet customers' needs. By seeking to add value to both the representatives who sell Jackson products, and to their customers, Jackson has built a strong position in the US retirement savings and income market with a more than thirteen-fold increase in variable annuity sales from 2001 to 2010. Over the same period, Jackson improved its total annuity market share from 2.3 per cent in 2001 to 8.0 per cent in 2010 and moved from 17th in total annuity sales to 3rd.(1)

(1)
Source: Life Insurance and Market Research Association

        During 2010, Jackson continued to be innovative in its product offerings, implementing various changes to increase sales, to comply with revised regulations or to enhance risk management flexibility and/or increase profitability. In 2010, Jackson added two new optional lifetime guaranteed minimum withdrawal benefits (GMWBs) to its variable annuity products. LifeGuard Freedom 6 Net GMWB, introduced in May, gives investors the opportunity to help offset their tax liability by increasing their available withdrawal amounts to generate more income. LifeGuard Freedom Flex, introduced in October, is the industry's first customizable guaranteed minimum withdrawal benefit. Freedom Flex extends the menu-driven construction that Jackson offers in its variable annuity products, which gives investors the ability to build a personalized benefit based on their individual retirement planning objectives, while paying only for those options elected. Additionally, Jackson added six portfolios from American Funds and added BlackRock, managing two portfolios, to its variable annuity fund line-up during the year.

        Jackson's strategy continues to focus on balancing volume and capital consumption for both variable and fixed annuities. Jackson did not sell any institutional products during 2010, as available capital was directed to support higher-margin variable annuity sales.

        The significant increase in new business during 2010, as a result of the continuing improvement in the equity markets, resulted in higher call volumes to Jackson's service centers. As a result, workloads continued to rise. Jackson continues to invest in its back office staffing and systems to provide world class customer service in an efficient and cost effective manner. In 2010, for the fifth consecutive year, Jackson was rated "World Class" service provider by Service Quality Measurement Group's ("SQM"), for its Michigan call centre in the SQM's latest benchmarking study of North American service centers. Historically, this World Class designation is earned by only five per cent of service centers. Furthermore, 2010 marked the sixth year that Jackson has achieved a World Class designation for customer service. Jackson was able to provide this level of service in 2010 while processing record retail sales and maintaining its ratio of statutory general expenses to average assets (one measure of efficiency) at the 2009 level of 44 basis points. Jackson also earned SQM's "Highest Customer Satisfaction by Industry" award for having the highest rate of customer satisfaction in the financial services industry.

        With consistent, high-quality wholesaling support and customer service, combined with stability in product offering, pricing and financial strength ratings and the ability to bring new products to market swiftly, Jackson continues to be an attractive business partner for its long-term distributors, as well as attract new distributors. During 2010, Jackson increased the number of licensed agents and registered representatives to more than 130,000.

        National Planning Holdings ("NPH") is Jackson's affiliated independent broker-dealer network. The business is comprised of four broker-dealer firms, including INVEST Financial Corporation, Investment

Centers of America, Inc, National Planning Corporation and SII Investments, Inc. By utilizing high-quality, state-of-the-art technology, NPH provides advisers the tools they need to operate their practices more efficiently. At the same time, through its relationship with NPH, Jackson continues to benefit from an important retail distribution outlet, in addition to receiving valuable insight into the needs of financial advisers and their clients.

        Curian Capital LLC ("Curian"), Jackson's registered investment adviser, provides innovative fee-based separately managed accounts and investment products to advisers through a sophisticated technology platform. Curian expands Jackson's access to advisers while also complementing Jackson's core annuity product lines with Curian's retail asset management products.

Products

        The following table shows total new business premiums in the United States by product line and distribution channel for the periods indicated. Total new business premiums include Jackson's deposits for investment contracts with limited or no life contingencies.

	Year Ended December 31,
	2010	2009	2008
	(£ million)
By Product
Annuities
Fixed annuities
Interest-sensitive	755	915	1,629
Fixed index	1,089	1,433	501
Immediate	81	138	95
Variable annuities	9,481	6,389	3,491

Total	11,406	8,875	5,716

Life insurance	33	34	31

Institutional products
GICs, funding agreements and Federal Home Loan Bank of Indianapolis (FHLBI) advances	—	—	560
Medium term note funding agreements	—	—	634

Total	—	—	1,194

Total	11,439	8,909	6,941

By Distribution Channel
Independent agents	846	1,229	1,225
Bank	2,285	1,566	1,077
Independent broker-dealer	6,503	5,062	2,927
Regional broker-dealer	1,789	1,037	501
Captive agents	16	15	16
Institutional products department	—	—	1,195

Total	11,439	8,909	6,941

        Of the total new business premiums of £11,439 million in 2010 (2009:£8,909 million; 2008:£6,941 million), £11,417 million (2009: £8,885 million; 2008: £6,917 million) were single premiums and £22 million (2009: £24 million; 2008: £24 million) were regular premiums.

Annuities

Fixed Annuities

Interest-sensitive Annuities

        In 2010, interest-sensitive fixed annuities accounted for seven per cent of total new business premiums and 19 per cent of policyholder liabilities of the US operations. These annuities, which allow for tax-deferred accumulation of funds, are used for asset accumulation in retirement planning and for providing income in retirement and offer flexible payout options. The contract holder pays Jackson a premium, which is credited to the contract holder's account. Periodically, interest is credited to the contract holder's account and administrative charges are deducted, as appropriate. On more than 88 per cent of in-force business, Jackson may reset the interest rate on each contract anniversary, subject to a guaranteed minimum, in line with state regulations. When the annuity matures, Jackson either pays the contract holder the amount in the contract holder account or begins making payments to the contract holder in the form of an immediate annuity product. This latter product is similar to a UK annuity in payment.

        Fixed annuity policies are subject to early surrender charges for the first six to nine years of the contract. In addition, the contract may be subject to a market value adjustment at the time of surrender. During the surrender charge period, the contract holder may cancel the contract for the surrender value.

        Jackson's profits on fixed annuities arise primarily from the spread between the return it earns on investments and the interest credited to the contract holder's account, net of any surrender charges or market value adjustment, and less expenses.

        Jackson's fixed annuities continue to be a profitable book of business, benefiting from favorable spread income in recent years. However, the fixed annuity portfolio could be impacted by the continued low interest rate environment as lower crediting rates could result in increased surrenders and lower sales if customers seek alternative investment opportunities.

        Approximately 45 per cent of the interest-sensitive fixed annuities Jackson wrote in 2010 provide for a market value adjustment that could be positive or negative, on surrenders in the surrender period of the policy. This formula-based adjustment approximates the change in value that assets supporting the product would realize as interest rates move up or down. The minimum guaranteed rate is not affected by this adjustment.

Fixed Index Annuities

        Fixed index annuities accounted for 10 per cent of total new business premiums in 2010 and nine per cent of policyholder liabilities of the US operations. Fixed index annuities are similar to fixed annuities in that the contract holder pays Jackson a premium, which is credited to the contract holder's account, and periodically, interest is credited to the contract holder's account and administrative charges are deducted, as appropriate. Jackson guarantees an annual minimum interest rate, although actual interest credited may be higher and is linked to an equity index over its indexed option period.

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

Immediate Annuities

        In 2010, immediate annuities accounted for less than one per cent of total new business premiums and two per cent of policyholder liabilities of the US operations. Immediate annuities guarantee a series of payments beginning within a year of purchase and continuing over either a fixed period of years and/or the life of the policyholder. If the term is for the life of the policyholder, then Jackson's primary risk is mortality risk. This product is generally used to provide a guaranteed amount of income for policyholders and is used both in planning for retirement and in retirement itself. The implicit interest rate on these products is based on the market conditions that exist at the time the policy is issued and is guaranteed for the term of the annuity.

Variable Annuities

        In 2010, variable annuities accounted for 83 per cent of total new business premiums and 58 per cent of policyholder liabilities of the US operations. Variable annuities are tax-advantaged deferred annuities where the rate of return depends upon the performance of the underlying portfolio, similar in principle to UK unit-linked products. They are also used for asset accumulation in retirement planning and to provide income in retirement.

        The contract holder can allocate the premiums between a variety of variable sub-accounts with a choice of fund managers and/or a guaranteed fixed-rate option. The contract holder's premiums allocated to the variable accounts are held apart from Jackson's general account assets, in a separate account, which is analogous to a unit-linked fund. The value of the portion of the separate account allocated to variable sub-accounts fluctuates with the underlying investments. Variable annuity policies are subject to early surrender charges for the first four to nine years of the contract. During the surrender charge period, the contract holder may cancel the contract for the surrender value. Jackson offers one variable annuity that has no surrender charges.

        Jackson offers a choice of guaranteed benefit options within its variable annuity product portfolio, which customers can elect and pay for. These include the guaranteed minimum death benefits ("GMDB"), which guarantees that, upon death of the annuitant, the contract holder or beneficiary receives a minimum value regardless of past market performance. These guaranteed death benefits might be expressed as the return of original premium, the highest past anniversary value of the contract, or as the original premium accumulated at a fixed rate of interest. In addition, there are three other types of guarantees: guaranteed minimum withdrawal benefits ("GMWB"), guaranteed minimum accumulation benefits ("GMAB") and guaranteed minimum income benefits ("GMIB"). GMWBs provide a guaranteed return of the principal invested by allowing for periodic withdrawals that are limited to a maximum percentage of the initial premium. One version of the GMWBs provides for a minimum annual withdrawal amount that is guaranteed for the contract holder's life without annuitization. GMABs generally provide a guarantee for a return of a certain amount of principal after a specified period. GMIBs provide for a minimum level of benefits upon annuitization regardless of the value of the investments underlying the contract at the time of annuitization. Jackson no longer offers GMIBs, with existing coverage being reinsured with an unaffiliated reinsurer.

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

        Accounting volatility arises within Prudential's IFRS total profit due to the difference between the movement in the fair value of free standing derivatives within Jackson's equity annuity hedging program and the movement in the accounting value of Jackson's liabilities for variable and fixed index annuity guarantees. Typically, under IFRS, reserves are not fair valued, which for the US variable annuities business produces a distorting accounting effect on the IFRS total profit that is not representative of the true economics of Jackson's hedging program. Jackson's economically based hedges are marked to market. As a result, when the marked to market value of the hedges changes, there are offsetting changes in the economic value of the hedged liabilities which are not reflected in the accounts. This is particularly relevant for the GMDB and the GMWB with "for-life" features. This mismatch creates additional short-term variability in the IFRS total profit which does not reflect changes in the underlying economic position.

        Assuming a set of reasonable long-term assumptions, the impact of this accounting distortion should cumulatively net out to a broadly neutral effect, but in the short-term, the IFRS total profit can be highly volatile. The recent growth in Jackson's variable annuity business had resulted in this short-term effect having a greater impact on the IFRS total profit than in prior years. In 2010, Prudential amended its presentation of this accounting mis-match within its supplementary analysis of profit before tax attributable to shareholders as described further in note A4d(ii) to Prudential's consolidated financial statements in Item 18.

Life Insurance

        Reflecting the competitive life insurance market and the overall trend towards asset accumulation products, Jackson's life insurance products accounted for less than one per cent of the total new business premiums and seven per cent of policyholder liabilities of the US operations in 2010. Jackson sells several types of life insurance, including term life, universal life and variable universal life. Term life provides protection for a defined period and a benefit that is payable to a designated beneficiary upon death of the insured. Universal life provides permanent individual life insurance for the life of the insured and includes a savings element. Variable universal life is a life insurance policy that combines death benefit protection and the important tax advantages of life insurance with the long-term growth potential of professionally managed investments. Jackson's life insurance book has delivered consistent profitability, driven primarily by positive mortality and persistency experience.

Institutional Products

        Institutional products consist of traditional guaranteed investment contracts ("GICs"), funding agreements, including agreements issued in connection with participation in the Federal Home Loan Bank of Indianapolis ("FHLBI") mortgage-collateralized loan advance program, and medium term note funding agreements. The US operations sold no institutional products during 2010 and 2009, as available capital was directed to support higher-margin variable annuity sales. As at December 31, 2010, institutional products accounted for five per cent of policyholder liabilities of the US operations. The GICs are marketed by the institutional products department to defined contribution pension and profit sharing retirement plans. Funding agreements are marketed to institutional investors, including corporate cash accounts and securities lending funds, as well as money market funds, and are issued to the FHLBI in connection with its program.

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

        Typically, brokerage accounts and money market mutual funds are required to invest a portion of their funds in cash or cash equivalents to ensure sufficient liquidity to meet their customers' requirements. The funding agreements permit termination by the policyholder on seven to 90 days notice, and thus qualify as cash equivalents for the clients' purposes. Funding agreements terminable by the policyholder with less than 90 days' notice account for less than one per cent of total policyholder reserves as at December 31, 2010.

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

Independent Agents and Broker-Dealers

        Jackson's subsidiary, Jackson National Life Distributors, LLC ("JNLD"), is the primary marketing and distribution organization for annuities and life insurance products. The insurance and fixed annuity products are distributed through independent agents located throughout the United States. These approximately 22,000 appointed insurance agents or brokers at December 31, 2010, who also may represent other companies, are supported with marketing materials and multi-media presentations to help advisers choose the right solutions for their clients' individual financial situations. JNLD generally deals directly with writing agents and brokers thereby eliminating intermediaries, such as general agents. This distribution channel has enabled Jackson to generate significant volumes of business on a low, variable cost basis.

        JNLD's wholesalers meet directly with independent broker-dealers and financial planners and are supported by an extensive internal sales staff. At December 31, 2010, Jackson had active selling agreements with independent broker-dealer organizations throughout the United States providing access to more than 51,000 appointed agents. Jackson provides training for its broker-dealers and also provides them with product information and sales materials.

Regional Broker-Dealers

        JNLD's Regional Broker-Dealer ("RBD") team provides dedicated service and support to regional brokerage firms and wirehouses. Regional broker-dealers are a hybrid between independent broker-dealers and wirehouses. Like representatives who work for wirehouses, financial representatives at regional broker-dealers are actual employees of the firm. However, unlike wirehouses, RBD firms have limited institutional investment banking services. The RBD team develops relationships with regional firms throughout the US and provides customized materials and support to meet their specialized advisory needs.

        Jackson's RBD team also provides support for the wirehouse channel, which produced £1.6 billion of premium in 2010. Jackson first entered the wirehouse market in late 2006.

        Jackson's RBD team supports 25,000 representatives in regional broker-dealers and wirehouses.

Banks, Credit Unions and Other Financial Institutions

        Jackson's Institutional Marketing Group distributes annuity and life insurance products through banks, credit unions and other financial institutions and through third-party marketing organizations that serve these institutions. Jackson is a leading provider of annuities offered through banks and credit unions and at December 31, 2010 had access to more than 33,900 financial institution representatives through existing relationships with banks and credit unions. Jackson has established distribution relationships with medium-sized regional banks, which it believes are unlikely to develop their own insurance product capability.

Independent Broker-Dealers

        Jackson's retail distribution is managed by Prudential's independent broker-dealer network, NPH, which is made up of four firms, National Planning Corporation, SII Investments, Inc., INVEST Financial Corporation and Investment Centers of America, Inc. NPH had 3,461 registered representatives at the end of 2010.

Institutional Products Department

        Jackson markets its institutional products through its institutional products department. It has direct contacts with banks, municipalities, asset management firms and direct plan sponsors. Institutional products are distributed and marketed through intermediaries to these groups.

Captive Agency

        In connection with the acquisition of Life of Georgia in 2005, Jackson established the JNL Southeast Agency ("JNLSA"), the company's first captive agency since 1970. JNLSA, with more than 100 life insurance agents at December 31, 2010, was formed to help retain the Life of Georgia book of business and to create a new distribution channel for Jackson's life insurance.

Registered Investment Adviser

        Curian Capital, LLC, Jackson's registered investment adviser channel, provides innovative fee-based separately managed accounts and investment products to advisers through a sophisticated technology platform. Curian expands Jackson's access to advisers while also complementing Jackson's core annuity product lines.

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

        Curian's sales, not included in Jackson's premiums and deposits, totaled £1,361 million and £796 million in 2010 and 2009, respectively.

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

        Jackson designs its interest-sensitive products and conducts its investment operations to match closely with the duration of the assets in its investment portfolio with the annuity, term life, whole life, universal life and guaranteed investment contract product obligations. Jackson seeks to achieve a target spread between what it earns on its assets and what it pays on its liabilities by investing principally in fixed-rate securities and in options and futures to hedge equity-related movements in the value of its products.

        Jackson segregates its investment portfolio for certain investment management purposes, and as part of its overall investment strategy, into four portfolios: life and fixed annuities without market value adjustment, fixed annuities with market value adjustment, fixed index annuities and institutional liabilities. The portfolios backing life and fixed annuities with and without market value adjustments and the fixed index annuities have similar characteristics and differ primarily in duration. The portfolio backing the institutional liabilities has its own mix of investments that meet more limited duration tolerances. Consequently, the institutional portfolio is managed to permit less interest rate sensitivity and has limited exposure to mortgage-backed securities. At December 31, 2010, eight per cent of the institutional portfolio was invested in residential mortgage-backed securities.

        The fixed-rate products may incorporate surrender charges, market value adjustments, two-tiered interest rate structures or other limitations relating to when policies can be surrendered for cash, in order to encourage persistency. As of December 31, 2010, 73 per cent of Jackson's fixed annuity reserves had surrender penalties or other withdrawal restrictions. Substantially all of the institutional portfolio had withdrawal restrictions or market value adjustment provisions.

        Fixed index annuities issued by Jackson also include an equity component that is hedged using equity options and futures contracts issued on the corresponding exchange. The equity component of these annuities constitutes an embedded derivative under IAS 39 "Financial Instruments: Recognition and Measurement" that is carried at fair value, as are other derivative instruments.

        Guaranteed benefits issued by Jackson in connection with the sales of variable annuity contracts expose Jackson to equity risk as the benefits generally become payable when equity markets decline and contract values fall below the guaranteed amount. As discussed previously, certain of these benefits are carried at fair value under IAS 39 with changes in fair value recorded in income. Jackson hedges the tail risk associated with the equity exposure using equity options and futures contracts, which are also carried at fair value under IAS 39. Jackson hedges the economic risk associated with these contracts and, therefore, has not explicitly hedged its fair value risk. In addition, certain benefits have mortality risk and are therefore precluded from being carried at fair value. As a result of these factors, the income statement may include a timing mismatch related to changes in fair value. However, as demonstrated during the economic crisis and the subsequent rebound in the equity markets, Jackson's hedges have effectively operated as designed.

Reserves

        Except for certain non-insurance deposit-type accounts and as allowed under IFRS, Jackson uses reserves established on a grandfathered US GAAP basis as the basis for consolidation into Prudential's IFRS accounts.

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

        The IFRS accounting for guarantees on Jackson's variable annuity contracts has a mixed measurement approach. GMWB "not for life" contract features are fair valued under IAS 39 and current US GAAP, with a capping feature to prevent early anticipation of expected fees for guarantees. However, the GMDB and GMWB "for life" blocks of business are accounted for under grandfathered US GAAP which does not, and is not intended to, fair value the liabilities.

        For the traditional term life contracts, reserves for future policy benefits are determined using the net level premium method and assumptions as to mortality, interest, policy persistency and expenses. Mortality assumptions are generally from 25 per cent to 160 per cent of the 1975-1980 Basic Select and Ultimate tables, depending on underwriting classification and policy duration. Interest rate assumptions range from four per cent to six per cent. Persistency and expense assumptions are based on Jackson's experience.

        For the interest-sensitive and single premium life contracts, reserves approximate the policyholder's account value.

Reinsurance

        Jackson reinsures portions of the coverage provided by its life insurance products with other insurance companies under agreements of indemnity reinsurance. Reinsurance assumed from other companies is not material.

        Indemnity reinsurance agreements are intended to limit a life insurer's maximum loss on a large or unusually hazardous risk or to obtain a greater diversification of risk for the life insurer. Indemnity reinsurance does not discharge the original insurer's primary liability to the insured. Jackson's reinsured business is ceded to numerous unaffiliated reinsurers and the amount of reserves ceded to any one reinsurer is not material to Jackson's overall financial position. Typically, the reinsurers have an AM Best Co rating of A or higher.

        Jackson limits the amount of risk it retains on new policies. Currently, the maximum risk that is retained on new policies is US$2.0 million. Jackson is not a party to any risk reinsurance arrangement with any reinsurer pursuant to which the amount of reserves on reinsurance ceded to such reinsurer equaled more than one per cent of total policy reserves.

        Jackson typically cedes 90 per cent of new writings of level premium term products. Jackson intends to continue to cede a significant proportion of new term life insurance business for as long as pricing in the reinsurance markets remains favorable.

        Jackson ceded the guaranteed minimum income benefit on variable annuities to an unaffiliated reinsurer.

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

PPM America

        PPM America is Prudential's US fund management operation, with offices in Chicago and New York. PPM America manages assets for Prudential's US, UK and Asian affiliates. Its primary focus is to manage funds for Jackson and therefore the majority of funds under management are fixed interest in nature. PPM America also provides other affiliated and unaffiliated institutional clients with investment services, including collateralized debt obligations (CDOs), private equity funds, institutional accounts, and mutual funds.

UK Business

Introduction

        As at December 31, 2010, Prudential's UK business was structured into two business units, each focusing on its respective target customer markets. The Prudential's UK business units are Prudential UK and M&G.

        The following discussion describes:

  •
  the UK retail financial services market;

  •
  Prudential's UK business units, products and distribution channels;

  •
  Prudential UK's reinsurance arrangements and reserving practice; and

  •
  shareholders' participation in Prudential UK's long-term insurance business.

        In 2010, Prudential's UK business generated new business insurance premiums of £5,910 million and gross investment inflows of £26,372 million. As at December 31, 2010, M&G had £198 billion of funds under management.

Prudential UK business overview

        Prudential UK competes selectively in the UK's retirement savings and income market. The focus of the business is to balance writing profitable new business at attractive returns on capital with sustainable cash generation, which is key for the Group and capital preservation. It is this discipline that has enabled Prudential UK to deliver another strong performance in 2010.

        The UK has a mature life and pensions market which is characterized by an ageing population—in particular, through two waves of baby-boomers born after World War II and in the 1960s—with wealth distribution significantly skewed and very much concentrated in the 45-74 age group. In this context, the retirement and near-retirement segments are highly attractive.

        UK consumers are insufficiently prepared as they will have to face increasingly long periods of retirement. This will result in longer working lives and a more flexible approach towards retirement. It will also mean that the baby-boomers will need to target their wealth on the provision of dependable retirement income. Prudential UK's expertise in areas such as longevity risk management and multi-asset investment, together with its financial strength and strong brand, mean that the business is strongly positioned in the retirement planning space with a particular focus on with-profits and annuities.

        Prudential UK has a strong individual annuity business, built on a robust pipeline of internal vestings from maturing individual and corporate pension policies. The internal vestings pipeline is supplemented by sales through intermediaries and strategic partnerships with third parties where Prudential is the recommended annuity provider for customers vesting their pensions at retirement.

        The strength and investment performance of Prudential UK's With-Profits Fund is widely recognized in the industry and was demonstrated by the 12.7 per cent pre-tax investment return achieved for policyholder asset shares in the Fund in 2010. The Fund has delivered investment returns of 82.1 per cent over ten years, which compares favorably with other with-profits funds and the FTSE All-Share Index (total return) of 43.3 per cent over the same period. This strong performance has shown that the with-profits type of business, when invested in an actively managed, and financially strong fund like Prudential's, continues to be a very attractive medium to long-term investment, offering strong annualized returns compared with other investment options. Prudential's with-profits customers benefit from the security offered by Prudential's large inherited estate, with the free assets of the with-profits fund valued at approximately £6.8 billion at the year-end, valued on a realistic basis.

        In September 2010, Prudential UK announced a five-year exclusive agreement with Santander to distribute its market-leading investment bonds in the UK. Prudential UK's Flexible Investment Plan, including PruFund, will be available to Santander's UK customers in 1,300 high street branches throughout the country. This new agreement, which is expected to go live in the second half of 2011, forms part of Prudential UK's continuing strategy to develop diversified and complementary distribution across its Direct, Intermediary and Partnership channels.

        Prudential UK's focus on delivering improved levels of customer service was recognized again at the 2010 Financial Adviser Service Awards, where it retained its 5-Star rating for excellent service in the Investment category.

        The business met its cost savings target of £195 million per annum by June 2010, six months early. Prudential UK has commenced a number of cost saving initiatives to reduce costs by a further £75 million per annum on a consistent basis by the end of 2013. The business has already made good progress towards this objective in 2010.

UK products and profitability

        In common with other UK long-term insurance companies, Prudential's UK products are structured as either with-profits (or participating) products, or non-participating (including unit-linked) products. Depending upon the structure, the level of shareholders' interest in the value of policies and the related profit or loss varies.

        With-profits policies are supported by a with-profits sub-fund and can be single premium (for example, Prudence Bond) or regular premium (for example, certain corporate pension products). Prudential UK's primary with-profits sub-fund is part of PAC's long-term fund. The return to shareholders on virtually all with-profits products is in the form of a statutory transfer to PAC shareholders' funds which is analogous to a dividend from PAC's long-term fund and is dependent upon the bonuses credited or declared on policies in that year. Prudential UK's with-profits policyholders currently receive 90 per cent of the distribution from the main with-profits sub-fund as bonus additions to their policies and shareholders receive the remaining 10 per cent as a statutory transfer.

        The profits from almost all of the Prudential UK's new non-participating business accrue solely to shareholders. Such business is written in the non-profit sub-fund within PAC's long-term fund, or in various shareholder owned direct or indirect subsidiaries, the most significant of which is Prudential Retirement Income Limited ("PRIL"), which also writes all new conventional annuities arising from vesting deferred annuity policies in the with-profits sub-fund of PAC. There is a substantial volume of in-force non-participating business in PAC's with-profits sub-fund, which also writes new with-profit annuities, and that fund's wholly-owned subsidiary Prudential Annuities Limited ("PAL"), which is closed to new business; profits from this business accrue to the with-profits sub-fund.

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

Products

        The traditional life insurance product offered by UK life insurance companies is a long-term savings product with a life insurance component. The life insurance element conferred tax advantages that distinguished the traditional life insurance products offered in the United Kingdom from the savings products offered by banks, building societies and unit trust companies. The gradual reduction of these tax advantages and increasing sales of single premium life products have resulted in the distinction between life insurance and other long-term savings products becoming less important. Pension products remain tax-advantaged within certain limits.

        Prudential UK expects demand for private personal pension and savings products to increase over the medium to long-term, in part reflecting a change in the UK government's approach to social security that has encouraged long-term savings through tax advantages, but also in reaction to the growing realization that state provided pensions are unlikely to provide sufficient retirement income. An ageing population is focusing on annuities and other retirement products to supplement their state benefits, while younger generations are focusing on pension and long-term savings products as well as health and income protection cover.

Distribution

        Retail financial services and products are distributed face to face through bank branches, tied agents, company sales forces and financial advisers, or directly by mail, telephone and over the internet. Independent Financial Advisers dominate the intermediary marketplace and offer products from a range of insurance companies selected from the whole of the market. Tied agents are either "single tied" exclusive agents who represent only one insurer or "multi-tied"; advising on the products of a limited range of providers. Tied agents must offer customers the products most suitable to their needs, but only from the range of products offered by the insurers to which they are tied. Direct and e-commerce distribution methods are generally lower-cost than other methods but have not generally been conducive to providing financial advice to the consumer. Accordingly, products distributed directly are generally more straightforward and have lower charges.

        The FSA's review of the retail distribution marketplace called the Retail Distribution Review ("RDR") culminated in a policy statement on March 26, 2010. The changes contained in the review are designed to encourage greater levels of transparency, professionalism and sustainability within the industry, with the prime aim of increasing consumers' confidence in the industry and therefore their desire to engage with it. Prudential supports the removal of commission payments, the introduction of adviser charging and the new professional standards and believes that these provide an opportunity to put in place a framework that will better align the interests of consumers, advisers and providers. The new rules reflecting these changes have been confirmed and will come into force on December 31, 2012.

        The changes to be implemented improve the clarity with which firms describe their services to customers and the role of advisers, particularly with regards to remuneration. The advice market will be split between independent and restricted advice. This will be supported by the need for specific disclosure of status both in writing and orally at point of sale. Commission will be replaced by "Adviser Charging" with prescriptive rules aimed at ensuring consumers have total clarity on the cost of advice services. The changes will in particular significantly increase the requirements for firms to be able to describe themselves as independent. As a result it is widely expected that the popularity of restricted advice models will grow and that a return of provider-led direct to consumer advice models is therefore likely.

        While the new rules apply to all retail investment advice, advisers will continue to be able to be remunerated by commission for pure protection business as the FSA believes that the focus on competitive premiums provides adequate controls. The FSA has, however, confirmed that similar rules to ban commission are to be implemented in the group pensions marketplace.

        A significant feature of the UK retail marketplace over the past five years has been the emergence of investment platforms. From an initial concept of providing easy access by consumers and advisers to unwrapped investments from a range of fund managers, many models have been developed into distribution-led propositions with the objective of capturing total business flows from adviser firms.

        As a result, in parallel to the overall RDR, the FSA has been paying specific attention to the role of platforms in the marketplace and in December 2010 published a consultation paper confirming their proposals for the integration of platforms into the overall RDR. The FSA has focused on ensuring that where investment rebates are paid by fund managers and product providers to platforms, these do not create investment bias and are fully transparent to consumers. In parallel, the FSA also confirmed its intention to ban rebates payable directly to consumer cash accounts as it believes that there is a significant risk that such payments would undermine the remuneration transparency which they are seeking.

        The full impact of the RDR cannot yet be predicted. Some IFAs may choose to exit the market, whilst others may seek partnership arrangements with product providers through restricted advice models. Prudential is well placed to participate in such arrangements with partnerships already in place with third party distributors and a major bank. A large proportion of Prudential UK's annuity sales are made on a non-advised basis and will be unaffected by these changes.

        Prudential UK is continuing to work with the regulator, industry bodies and distributors on ways to help advisers make the transition to the new environment as it believes that a strong adviser sector is beneficial for the market, and for Prudential.

        As at December 31, 2010, Prudential UK distributes its products through the following channels:

	Year Ended December 31,
	2010	2009	2008
	£ million
Direct & Partnerships	1,915	2,015	2,567
Intermediated	2,937	2,810	3,029
Wholesale	945	62	1,434

Sub-Total	5,797	4,887	7,030
DWP Rebates	113	127	153

Total New Business Premiums	5,910	5,014	7,183

Direct and Partnerships

        The direct distribution channel is primarily charged with increasing revenue from existing Prudential UK customers and with seeking new customers. Direct distribution channels include the telephone, mail and internet and focuses on annuities, investments, protection and health products. Partnerships focus on developing strong relationships with banks, retail brands and other distributors. Partnerships also seek to help the Prudential UK's distribution partners in their distribution and product development strategies. Prudential UK now has a range of distribution partners including Barclays, Royal London Mutual, Save and Prosper, Santander, St James's Place and Openwork.

Intermediaries

        The focus in 2010 has been on continuing to win panel positions and strengthening relationships, which has resulted in a five per cent increase in sales through this channel.

Wholesale

        In the Wholesale market, Prudential UK's aim is to continue to participate very selectively in bulk and back-book buyouts using its financial strength, superior investment track record and annuitant mortality risk assessment and servicing capabilities. Prudential UK maintains a strict focus on value and will only participate in transactions that meet its strict return on capital requirements. In line with this approach, in the fourth quarter of 2010, Prudential UK signed a bulk annuity buy-in insurance agreement of total new business premiums of £885 million.

UK Business Units

Long-term Products

        Prudential's long-term products in the United Kingdom consist of life insurance, pension products and pensions annuities. The following table shows the Prudential UK's new business insurance and investment premiums by product line for the periods indicated. New business premiums include deposits for policies with limited or no life contingencies. Prudential UK also distributes life insurance products, primarily investment bonds, in other European countries. The volume of such business is relatively small and is included in the table below.

	Year Ended December 31,
	2010	2009	2008
	(£ million)
Life insurance
With-profits	1,464	1,320	968
Unit-linked	562	610	939

Total life insurance	2,026	1,930	1,907
Pensions
With-profits individual	150	154	77
Unit-linked individual	109	89	93
Department of Work and Pensions rebates	113	127	153
Corporate	426	383	647

Total pensions	798	753	970
Pension annuities and other retirement products
Fixed	1,232	1,445	2,427
Retail Price Index	1,341	493	1,404
With-profits	501	382	459

Total pension annuities and other retirement products	3,074	2,320	4,290
Healthcare	12	11	16

Total new business premiums	5,910	5,014	7,183

        Of the total new business premiums of £5,910 million (2009: £5,014 million; 2008:£7,183 million), £5,656 million (2009: £4,768 million; 2008: £6,929 million) were single premiums and £254 million (2009: £246 million; 2008: £254 million) were regular premiums.

Life Insurance Products

        Prudential's UK life insurance products are predominantly medium to long-term savings products with life cover attached, and also include pure protection (term) products. The main savings products Prudential UK offers are investment bonds.

Savings Products—Investment Bonds

        Prudential UK offers customers a range of investment funds to meet different risk and reward objectives. Prudential UK launched the Flexible Investment Plan ("FIP") in 2003 and the Prudential Investment Plan ("PIP") in 2007. Through these plans, which are single premium with no fixed term, customers have the option to invest in the With-Profits fund or in a range of unit-linked investment funds.

        In January 2010, Prudential UK launched Dynamic Portfolios, which offer advisers a choice of portfolio options to match a client's risk/reward profile as an alternative to building an individual portfolio. Both FIP and PIP also give financial advisers the opportunity to choose from different external fund management groups and the flexibility to make changes to portfolio and asset allocation over time. In 2010, sales of the unit-linked option of FIP and PIP were £188 million.

        Prudential UK offers a unitized and smoothed with-profits investment bond entitled PruFund, which is designed to provide increased transparency and smoothed investment returns to the customer. PruFund also offers clients an optional five-year guarantee on the initial investment. In 2008, PruFund became available as a fund option on the FIP and PIP products. In 2010, total new business premiums attributable to PruFund, including new business through FIP and PIP, was £1,140 million.

        In March 2008, Prudential UK launched the International Portfolio Account ("IPA") offering clients access to a wide range of quoted UK investments. Sales of Prudential's offshore bonds, the International Prudence Bond, International Prudential Portfolio Bond and International Portfolio Account were £255 million in 2010.

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

        Sales of PruFund remained strong in 2010. Since October 2008, PruFund has been available across Prudential UK's range of tax wrappers, including individual pensions, income drawdown and onshore and offshore bonds. Over £1.3 billion was invested across the Prudential UK retail savings product range in 2010. In 2009, Prudential UK extended further the PruFund range of investments with the launch of the PruFund Cautious series to sit alongside the PruFund Growth series within the on-shore bond wrapper. As at December 31, 2010, over £1.2 billion had been invested in PruFund Cautious since it was launched. Prudential also launched the new PruSelect range of unit-linked funds across its UK pensions and investments products in 2008, more than doubling the number of funds available.

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

Life and Health Protection

        Prudential UK has a joint venture with Discovery of South Africa which uses the Prudential brand and Discovery's expertise to build branded distribution and innovative product offerings in the private healthcare and protection markets. PruHealth was launched in October 2004 as a private medical insurance provider and PruProtect, launched in September 2007, follows the success of PruHealth by applying the Vitality points system. PruProtect's product is focused around a core philosophy of helping people become healthier while protecting and improving the quality of their lives.

        In August 2010, Prudential UK's joint venture partner Discovery SA announced the completion of the acquisition of Standard Life Healthcare and its combination with the PruHealth business. As part of the transaction, Prudential UK reduced its shareholding in the combined PruHealth and PruProtect businesses from 50 per cent to 25 per cent of the enlarged group.

Pension Products

        Prudential UK provides both individual and corporate pension products. In 2010 new business premiums totalled £259 million for individual pensions and £426 million for corporate pensions. Pension products are tax-advantaged long-term savings products that comply with rules established by the HM Revenue and Customs ("HMRC") and are designed to supplement state-provided pensions. These products provide policyholders with a number of options at retirement. Policyholders may elect to use part or all of their maturity benefits to purchase a pension annuity, they may choose to draw down funds without purchasing an annuity (subject to a number of rules and restrictions on the amount able to be drawn down each year), they may delay taking any benefits, or take a combination of these options. They are also permitted a portion to be taken as a tax-free lump sum. For draw down products, the investment risk remains with the policyholder, payments are not guaranteed, and tend to cost more to administer. This means that the option to enter draw down will tend to apply mainly to more sophisticated policyholders and to larger retirement funds. This, combined with the individual's own need for a secured income in retirement, means that in practice most policyholders are likely to purchase an annuity.

        Prior to retirement, these products typically have minimal mortality risk to Prudential UK and are primarily considered investment products. An exception is where a guaranteed annuity option has been offered on the product, with an element of risk to Prudential UK both in underlying mortality and investment assumptions. Prudential UK ceased marketing Guaranteed Annuity Options ("GAOs") in 1987, but for a minority of corporate pension schemes GAOs still apply for new members. Current liabilities for this type of business make up less than 1 per cent of the with-profits sub-fund as at December 31, 2010.

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

        Prudential UK offers products that meet the criteria of the UK government's stakeholder pension program. The stakeholder pension is intended for individuals earning enough to be able to afford to make contributions to a pension but who are not currently doing so. The introduction of stakeholder pensions has had implications for, among other things, how Prudential UK designs, administers and charges for and distributes pension products. The most significant requirements involve capped charges and a low minimum contribution which must be accepted by the provider. The UK government has capped charges at 1.5 per cent per annum of the policyholder account balance for stakeholder pensions for the first ten years, decreasing to 1 per cent thereafter, which is below the charges on personal pension products previously offered by the UK pensions industry.

        Starting from 2012, individuals who are not already in a pension scheme, who are over 21 and below retirement age and whose earnings are over a minimum amount will have to be automatically enrolled in a pension scheme by their employer, who will be required to make contributions. These requirements will apply first to larger employers and will be rolled out gradually to medium-sized and smaller employers.

Department of Work and Pensions Rebates ("DWP Rebate")

        Prudential UK also provides individual personal pension products through the DWP Rebate arrangement. Under this arrangement, individuals may elect to contract out of the UK's State Second Pension (referred to as "S2P") which was previously known as State Earnings Related Pension Scheme, administered by the UK Department of Work and Pensions. If an individual elects to contract out, then he or she will designate a pension provider, such as Prudential UK. Premiums on products sold in this manner are paid through "rebates" from the Department of Work and Pensions, which represent the amount that would be otherwise paid into S2P. Rebate amounts are invested to provide benefits to the individual. Premiums from Department of Work and Pensions Rebates are typically reported in the first quarter of each year. The option to contract out will be removed from April 2012 and no further contributions will be received, although Prudential will continue to administer in-force policies.

Corporate Pensions

        There are two categories of corporate pension products: defined benefit and defined contribution. Prudential UK has an established defined benefit plan client base covering the small to medium-sized employer market. Prudential UK's defined contribution client base ranges from small unlisted companies to some of the largest companies in the United Kingdom as well as a number of clients in the public sector (in particular where Prudential UK offers the Additional Voluntary Contribution facility). Additional Voluntary Contribution plans enable employees to make additional pension contributions, either regularly or as a lump sum, to supplement their occupational pension plans. Prudential UK administers corporate pensions for over 600,000 scheme members sponsored by some of the UK's largest employers and has also built a very strong position in the provision of with-profits Additional Voluntary Contribution (AVC) arrangements. Prudential UK provides AVCs to 66 of the 99 Local Government Authorities in England & Wales.

        Defined benefit plans and products have previously dominated the corporate pensions market in terms of funds under management. In recent years, however, most new plans established have been defined contribution products. In addition, there is an increasing trend among companies to close defined benefit plans to new members or to convert existing schemes from defined benefit to defined contribution in order to stabilize or reduce potential pension liabilities.

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

Pension Annuities and other retirement products

        Prudential UK offers individual conventional immediate annuities that are either fixed or retail price indexed (referred to as "RPI"), where annuity payments are guaranteed from the outset, or with-profits annuities, where annuity payments are variable dependent on the investment performance of underlying assets. Prudential UK also offers products with an income drawdown option which allow customers greater flexibility in terms of the amount of income they take in retirement and the option to delay buying an annuity up to age 75. In 2010, Prudential UK sold £100 million of income drawdown products. A total of £2,049 million of individual annuities were sold in 2010. Of this total, £1,235 million were sold to existing Prudential UK customers with maturing pension policies. The other £814 million were sold to new customers, typically individuals with a pension maturing with another provider who chose Prudential UK to provide their annuity. Prudential UK also offers bulk annuities selectively, whereby it manages the assets and accepts the liabilities of a company pension scheme. The volume of Prudential UK's bulk annuity sales is unpredictable as the business maintains a very strict focus on value and only participates in capital-efficient transactions that meet its strict return on capital requirements. In 2010, Prudential UK sold £925 million of bulk annuities.

        Prudential UK's immediate annuity products provide guaranteed income for a specified time, usually the life of the policyholder, in exchange for a lump sum capital payment. No surrender value is available under any of these products. The primary risks to Prudential UK from immediate annuity products, therefore, are mortality improvements and credit risk.

Conventional Annuities

        Prudential UK's conventional annuities include level (non-increasing), fixed increase and RPI annuities. Prudential UK's fixed increase annuities incorporate automatic increases in annuity payments by fixed amounts over the policyholder's life. The RPI annuities provide for a regular annuity payment to which an additional amount is added periodically based on the increase in the UK Retail Prices Index. In 2010, sales of RPI annuities were £1,341 million (including £919 million of bulk annuities). In 2010, sales of level and fixed increase annuities amounted to £1,232 million (including £6 million of bulk annuities and £57 million of unit-linked income drawdown products).

With-profits Annuities

        Prudential UK's with-profits annuities combine the income features of annuity products with the investment smoothing features of with-profits products and enable policyholders to obtain equity-type returns over time. Through this product, Prudential UK brings its product development strengths to bear while also capitalising on people's need for protection from inflation through increasingly long periods of retirement. Prudential is one of only a few companies in the United Kingdom which are active in the with-profits annuities market and has been operating in this market since 1991. In 2010, Prudential UK's premiums for this business were £501 million (including £43 million of with-profits income drawdown products). Prudential UK is the market leader, with a new business market share of 78 per cent in 2010(1).

(1)
Source: ABI

        In the first quarter of 2009, Prudential UK launched the new Income Choice Annuity which allows customers to choose an income between a defined maximum and minimum level, with the option of re-setting this every two years. It also provides an opportunity for pension income to grow based on the returns of the with-profits fund.

Income Drawdown

        Given the UK's historic requirement for compulsory annuitization by a maximum age (removed completely in April 2011), an increasingly sophisticated consumer population, and the rising incidence of second careers and semi-retirement as a result of increasing longevity, the market has seen good growth in the "bridge" between pensions and annuities through income drawdown products. Prudential UK launched an income drawdown option as a part of the Flexible Retirement Plan in late 2007 and achieved premiums of £100 million in 2010 compared to £91 million in the previous year for this and the existing product, the Flexible Income Retirement Account. These products help customers manage their pensions through the various stages of retirement, and also offer flexibility while providing potential for capital growth.

Lifetime Mortgage

        In November 2009, Prudential UK announced the decision to close its equity release operation to new business. Existing customers may, however, still draw down additional funds, subject to their overall borrowing limits.

Reinsurance

        In view of the size and spread of PAC's long-term insurance fund, there is little need for reinsurance to protect this business. Some limited reinsurance is maintained and treaties relating to annuities, critical illness, permanent health insurance, term insurance and certain unit-linked products are in place.

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

        Prudential UK reserves for unit-linked products on the basis of the value of the unit fund and additional reserves are held for expenses and mortality where this is required by the contract design.

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

Financial strength of PAC's with-profits fund

        PAC's with-profits fund is one of the largest and financially strongest in the UK, and continues to cover comfortably all of its regulatory solvency requirements. The fund is supported by a large inherited estate, with the free assets of the with-profits fund valued at approximately £6.8 billion(2) (as at December 31, 2010), valued on a realistic basis. This provides the working capital required to support the fund for the long-term benefit of current and future policyholders.

(2)
As estimated at March 8, 2011 and included in the consolidated financial statements.

        The table below shows the change in the investment mix of PAC's main with-profits fund:

        The following table contains balances derived from unaudited information contained in underlying financial accounting systems and other management documents.

	2010	2009
	%	%
UK equities	26	25
International equities	13	12
Property	12	12
Fixed Interest	42	40
Cash and other asset classes	7	11

Total	100	100

        Despite a low interest rate environment and three consecutive years of market uncertainty, the with-profits sub-fund continued to perform strongly in 2010. The with-profits sub-fund has delivered investment returns of 82.1 per cent over ten years for policyholder asset shares in the fund, compared with the FTSE All-share index (total return) of 43.3 per cent over the same period (figures are to December 31, 2010, before tax and charges). These returns clearly demonstrate the value for policyholders of investing in PAC's financially strong, well-managed With-Profits Fund and the benefits that this style of more cautious investing can provide over the medium to long-term.

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

        This basis makes companies' financial health more transparent to policyholders, intermediaries and regulators alike, and enables more informed choices to be made by policyholders. The PAC long-term with-profits sub-fund is very strong with the inherited estate (free assets) measured on a realistic basis, valued at approximately £6.8 billion(2) at the end of 2010 before deduction for the risk capital margin.

        In line with FSA requirements, PAC produces an Individual Capital Assessment ("Pillar II") which is an assessment of the economic capital required to ensure that there is a high likelihood that the company can meet its liabilities as they fall due.

Shareholders' Interests in Prudential UK's Long-term Insurance Business

        In common with other UK long-term insurance companies, Prudential UK's products are structured as either with-profits products or non-participating (including unit-linked) products. For statutory and management purposes, PAC's long-term fund consists of a number of sub-funds in which shareholders and policyholders have varying interests.

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

        The return to Prudential's shareholders in respect of with-profits business Prudential UK writes is an amount equal to up to one-ninth of the value of the bonuses Prudential UK credits or declares to policyholders in that year. Prudential UK has a large block of in-force with-profits business with varying maturity dates that generates a relatively stable stream of shareholder profits from year to year.

(2)
As estimated at March 8, 2011 and included in the consolidated financial statements.

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

        When determining policy payouts, including final bonuses, PAC follows an actuarial practice of considering "asset shares" for specimen policies. Asset shares broadly reflect the value of premiums paid in respect of a policy accumulated at the investment return on the assets PAC notionally attributes to the policy. In calculating asset shares, PAC takes into account the following items:

  •
  the cost of mortality risk and other guarantees (where applicable),

  •
  the effect of taxation,

  •
  management expenses, charges and commissions,

  •
  the proportion of the amount determined to be distributable to shareholders and

  •
  the surplus arising from surrenders, non-participating business included in the with-profits fund and other miscellaneous sources.

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

        In 2010, PAC declared a total surplus of £2,367 million (2009: £2,149 million) from PAC's primary with-profits sub-fund, of which £2,131 million (2009: £1,935 million) was added to with-profits policies and £236 million (2009: £214 million) was distributed to shareholders. These amounts included annual bonus rates of 3.0 per cent for the Prudence Bond and 3.0 per cent for personal pensions.

        The closed Scottish Amicable Insurance Fund ("SAIF") declared total bonuses in 2010 of £471 million compared to £533 million in 2009. Shareholders have no interest in profits from the SAIF fund, although they are entitled to the investment management fees paid by this business. For greater detail on the SAIF fund, see "The SAIF sub-fund and accounts" below.

Surplus Assets in PAC's Long-term With-profits Fund

        The assets of the main with-profits sub-fund within the long-term fund of PAC comprise the amounts that it expects to pay out to meet its obligations to existing policyholders and an additional amount used as working capital. The amount payable over time to policyholders from the with-profits sub-fund is equal to the policyholders' accumulated asset shares plus any additional payments that may be required by way of smoothing or to meet guarantees. The balance of the assets of the with-profits sub-fund is called the "inherited estate" and has accumulated over many years from various sources.

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

Depletion of Surplus Assets and Shareholders' Contingencies

        As a proprietary insurance company, PAC is liable to meet its obligations to policyholders even if the assets of the long-term funds are insufficient to do so. The assets, represented by the unallocated surplus of with-profits funds, in excess of amounts expected to be paid for future terminal bonuses and related shareholder transfers (the excess assets) in the long-term funds could be materially depleted over time by, for example, a significant or sustained equity market downturn, costs of significant fundamental strategic change or a material increase in the pension mis-selling provision. In the unlikely circumstance that the depletion of the excess assets within the long-term fund was such that PAC's ability to satisfy policyholders' reasonable expectations was adversely affected, it might become necessary to restrict the annual distribution to shareholders or to contribute shareholders' funds to the long-term funds to provide financial support.

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

        The mis-selling review was completed on June 30, 2002 and the assurance has not applied to new business issued since January 1, 2004. New business in this context consists of new policies, new members to existing pension schemes plus regular and single premium top-ups, transfers and switches to existing arrangements. The maximum amount of capital support available under the terms of the assurance will reduce over time as claims are paid on the policies covered by it.

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

Guaranteed Annuities

        PAC used to sell guaranteed annuity products in the United Kingdom and held a technical provision of £24 million as at December 31, 2010, within the main with-profits fund to honor guarantees on these products. PAC's main exposure to guaranteed annuities in the United Kingdom is through SAIF and a provision of £336 million was held in SAIF as at December 31, 2010, to honor the guarantees. As SAIF is a separate sub-fund of PAC's long-term business fund, wholly attributable to the policyholders of the fund, the movement in this provision has no impact on shareholders.

M&G

        M&G is the UK and European fund manager of the Prudential Group with responsibility for investments on behalf of both internal and external clients. M&G is an investment-led business whose aim is to generate superior long-term returns for its third party investors and the internal funds of the Prudential Group.

        This aim is achieved by creating an environment that is attractive to investment talent. The core focus on investment performance, combined with a well-diversified business mix and established distribution capabilities, has helped M&G achieve strong net sales performance, growth in funds under management and increased profitability.

Fund management

        In the retail market, M&G's aim is to operate a single fund range and to diversify the distribution base by accessing a wide variety of channels and geographies. In recent years, key themes have included growing the proportion of business sourced from intermediated channels and the increased sales of UK-based funds in European and other international markets.

        In the institutional marketplace, M&G's approach centres on leveraging capabilities developed primarily for the Prudential internal funds to create higher margin external business opportunities. This has allowed M&G to offer third-party clients an innovative range of specialist fixed income strategies, including leveraged finance and infrastructure investment.

Performance overview

        Delivering fund performance remains critical and is the key determinant of success for an active asset management business. M&G has continued to deliver strong investment performance in 2010 with strong results.

        The consistency and excellence of its performance resulted in M&G being awarded the prestigious 2010 Global Group of the Year award at the 15th annual Investment Week Fund Manager of the Year Awards. This is the second time in three years that M&G has received this award. Further, M&G's institutional business was also recognized for its investment performance winning the 2010 UK Asset Management Firm of the Year award at Financial News' Awards for Excellence in Institutional Asset Management. On the back of this outstanding investment performance M&G delivered net third party fund inflows of £9.1 billion.

        Gross fund inflows for the full year rose six per cent to £26.4 billion. This set a new record for the M&G business, surpassing the £24.9 billion achieved in 2009. Maintaining this strong sales performance over 2010, and in some highly volatile markets, demonstrates M&G's strength in depth across all the main asset classes and distribution channels.

        2009 was an exceptional year for M&G in terms of net sales. The Retail business experienced unprecedented net purchases of its top-performing bond funds by investors seeking to exploit a near unique opportunity in fixed income markets. On the institutional side, M&G benefited in particular from winning a very substantial single institutional mandate. It was not expected that the business would be able to repeat these levels of net sales in 2010. In the event, the Retail business achieved full year net inflows of £7.4 billion, a decrease of only one per cent compared to the record level of £7.5 billion in 2009. On the institutional side, M&G achieved very healthy net sales of £1.7 billion.

        M&G's Retail business in the UK has been number one for gross and net retail sales over nine consecutive quarters based on data to the end of December 2010(1). It was sales of M&G's top-performing fixed income funds that accounted for the lion's share of net inflows in 2009 with 68 per cent of the net retail flows. During 2010, fixed income products continued to sell well, accounting for 43 per cent of flows, but, with market sentiment turning more bullish, investor appetite for our equity and property funds increased. Net inflows into equity funds have increased in share from 26 per cent in 2009 to 48 per cent of total net retail sales in 2010. Over the same period, property funds' share of total net sales trebled to nine per cent.

        The improved diversification of sales by asset class was matched by an increased diversification of sales performance by region. In 2009, 19 per cent of net retail flows were from M&G's distribution business outside of the UK, primarily based in Europe. This figure had increased to 39 per cent by the end of 2010.

        The retail investment market in Europe is substantially larger than the UK market. In further response to this opportunity, M&G's European Retail business registered its core OEIC fund range for distribution in the Netherlands and Sweden in the fourth quarter of 2010. Registration in both markets has already boosted sales results with M&G being able to leverage off existing client relationships established in other European markets. M&G already has a proven track record of success in distributing into Europe with its registration in France in 2007, for example, having already generated funds under management of £1.3 billion and achieved status as a top ten cross border player in the French market by the end of 2010(2).

(1)
Fundscape Pridham Report
(2)
Lipper FMI Saleswatch

        In the institutional market, M&G also attracted healthy net new business on the back of outstanding investment performance with inflows of £1.7 billion. This compares with net inflows of almost £6.0 billion in 2009, although this latter figure was dominated by a single £4 billion fixed income mandate. Like M&G's retail distribution, the institutional business also benefits from an increasingly diverse investor base with distribution activities covering Scandinavia and the Netherlands.

        M&G's total funds under management at December 31, 2010 were at a record level of £198.3 billion, up 14 per cent on the 2009 year end. External funds under management at the end of 2010 of £89.3 billion were 27 per cent higher than the start of the year and now represent 45 per cent of M&G's total funds under management.

        M&G remains focused on cost control with the cost/income ratio(1) at 63 per cent over the full year, an improvement on the 2009 result of 65 per cent. A key aspect to cost management is to create a more flexible operational cost base, where appropriate, to enable the business to react to significant changes in its business profile. During 2010, M&G outsourced fund accounting, taxation and pricing operations for its UK regulated retail funds to an external supplier. The transition of these services has secured for M&G access to a scalable global platform to support both the current and future needs of its funds. Outsourcing this element of its operational platform to a dedicated provider of these services also ensures that M&G can focus on the continued delivery of strong investment performance and winning new business.

        The following table shows funds managed by M&G at the dates indicated.

	At December 31,
	2010	2009
	£ billion
Retail fund management	42	31
Institutional fund management	47	39
Internal fund management	109	104

Total	198	174

Prudential Capital

        Prudential Capital (PruCap) manages the Group's balance sheet for profit by leveraging its market position. This business has three strategic objectives: to provide professional treasury services to the Group; to operate a first-class wholesale and capital markets interface; and to realize profitable proprietary opportunities within a tightly controlled risk framework. PruCap generates revenue by providing bridging finance, managing investments and operating a securities lending and cash management business for the Group and its clients.

        The business has consolidated its position in a period of difficult and volatile markets, focusing on liquidity across the Group, management of existing asset portfolio and conservative levels of new investment. Development of new product and infrastructure has continued, helping to maintain the dynamism and flexibility necessary to identify and realize opportunities for profit within acceptable risk parameters. PruCap is committed to continuing to work closely with other business units across the Prudential Group to exploit opportunities and increase value creation for Prudential as a whole. In particular, PruCap offers to the Prudential Group a holistic view on hedging strategy, liquidity and capital management.

(1)
Excluding performance related fees and carried interest on private equity investments.

 Group Risk Framework

Risk Management

Introduction

        As a provider of financial services, including insurance, the management of risk lies at the heart of Prudential's business. As a result, effective risk management capabilities represent a key source of competitive advantage for the Group.

        The Group's risk appetite framework sets out its appetite for risk exposures as well as its approach to risk management and return optimization. Under this approach, Prudential monitors its risk profile continuously against agreed limits. Prudential's main strategies for managing and mitigating risk include asset liability management, using derivatives to hedge relevant market risks, and implementing reinsurance and corporate insurance programs.

Risk oversight

Group risk appetite

        Prudential defines and monitors aggregate risk limits for its earnings volatility and its capital requirements based on financial and non-financial stresses:

  (a)
  Earnings volatility: the objectives of the limits are to ensure that (i) the volatility of its earnings is consistent with its stakeholders' expectations, (ii) the Group has adequate earnings (and cash flows) to service debt, expected dividends and to withstand unexpected shocks, and (iii) earnings (and cash flows) are managed properly across geographies and are consistent with its funding strategies. The two measures Prudential applies to monitor the volatility of its earnings are European Embedded Value (EEV) operating profit and International Financial Reporting Standards (IFRS) operating profit, although EEV and IFRS total profits are also considered.

  (b)
  Capital requirements: the limits aim to ensure that (a) the Group meets its capital requirements at all times including EU Insurance Groups Directive (IGD) capital requirements, (b) the Group achieves its desired target rating to meet its business objectives, and (c) supervisory intervention is avoided. In addition, Prudential also monitors capital requirements on a local statutory basis.

        Prudential's risk appetite framework forms an integral part of its annual business planning cycle. Prudential's Group Risk function monitors the Group's risk profile against the agreed limits. Using submissions from business units, Group Risk calculates the Group's aggregated position (allowing for diversification effects between business units) relative to the limits implied by the risk appetite statements.

        Prudential uses a two-tier approach to apply the limits at business unit level. Firstly, Prudential calculates business unit risk limits. These ensure that, provided each business unit keeps within its limits, the Group risk position will remain within the Group limits. Secondly, the impact on the risk position is considered as part of Group Risk's scrutiny of large transactions or departures from plans proposed by individual business units.

        In the event that the business unit plans imply risk limits will be exceeded, this will necessitate a dialogue between the executive and the relevant business unit or units. Exceeding Group limits may be avoided if, for example, limits in other business units are not fully utilized, or if the diversification effect at Group level of a particular risk with other business units means the Group limit is not breached.

        Market risk is managed such that as conditions evolve the risk profile is maintained within risk appetite. In addition to business unit operational limits on credit risk, Prudential sets counterparty risk limits at Group level. The limits on its total Group-wide exposures to a single counterparty are specified within different credit rating "categories". The Group Risk and the Group Credit Risk Committee monitor its actual exposures against these limits on at least a monthly basis, escalating matters to the Group Executive Risk Committee (GERC) as appropriate.

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

Financial Risks

(a) Market risk

(i) Equity risk

        In the UK business, most of Prudential's equity exposure is incurred in the with-profits fund, which includes a large inherited estate estimated at £6.8 billion(1) as at December 31, 2010 (2009: £6.4 billion), which can absorb market fluctuations and protect the fund's solvency. The inherited estate itself is partially protected against falls in equity markets through an active hedging policy.

(1)
As estimated at March 8, 2011 and included in the consolidated financial statements.

        In Asia, a high proportion of Prudential's in-force book is made up of unit-linked products with limited shareholder exposure to equities. Prudential has minimal direct shareholder exposure to Asian equity markets outside its unit-linked holdings.

        In the US, where Jackson is a leading provider of variable annuities, there are well-understood risks associated with the guarantees embedded in its products. Jackson provides guaranteed minimum death benefits (GMDB) on all policies in this class, guaranteed minimum withdrawal benefits (GMWB) on 64 per cent of the book, and guaranteed minimum income benefits (GMIB) on only six per cent. To protect the shareholders against the volatility introduced by these embedded options, Jackson uses both a comprehensive hedging program and reinsurance. Due to the inability to economically reinsure or hedge the GMIB, Jackson ceased offering this benefit in 2009.

        In its variable annuity sales activities, Jackson focuses on meeting the needs of conservative and risk averse customers who are seeking reliable income in retirement, and who display little tendency to arbitrage their guarantees. These customers generally select conservative investment options. Jackson is able to meet the needs of these customers because its unique and market leading operational platform allows it to tailor more than 3,400 product combinations.

        It is Jackson's philosophy not to compete on price. Jackson's individual guarantees tend to be more expensive than the market average because Jackson seeks to sell at a price capable of funding the cost Jackson's incurs to hedge or reinsure its risks.

        Jackson uses a macro approach to hedging that covers the entire risk in the US business. Within this macro approach Prudential makes use of the natural offsets that exist between the variable annuity guarantees and the fixed index annuity book, and then use a combination of OTC options and futures to hedge the residual risk, allowing for significant market shocks and limiting the amount of capital being put at risk. Internal positions are generally netted before any external hedge positions are considered. The hedging program also covers the fees on variable annuity guarantees.

        Jackson hedges the economics of its products rather than the accounting result. This focus means that Jackson sometimes accepts a degree of variability in its accounting results in order to ensure Jackson achieves the appropriate economic result. Accordingly, while its hedges are effective on an economic basis, due to different accounting treatment for the hedges and some of the underlying hedged items on an IFRS basis, the reported income effect is more variable. This resulted in a negative net equity hedge accounting effect of £367 million in the period (net of related DAC amortization) as compared to an equivalent negative effect of £159 million in 2009. During 2010 Prudential reclassified these effects from operating profit based on longer-term investment returns to short-term fluctuations to ensure the Group's operating results better reflect Jackson's continued focus on optimizing economic value.

(ii) Interest rate risk

        Interest rate risk arises primarily from Prudential's investments in long-term debt and fixed income securities. Interest rate risk also exists in policies that carry investment guarantees on early surrender or at maturity, where claim values can become higher than the value of backing assets as a result of rises or falls in interest rates.

        In the US there is interest rate risk across the portfolio. The majority of Jackson's fixed annuity and life liabilities allow for an annual reset of the crediting rate, which provides for a greater level of discretion in determining the amount of interest rate risk to assume. The primary concerns with these liabilities relate to potential surrenders when rates increase and, in a low interest environment, the minimum guarantees required by state law. With its large fixed annuity and fixed index annuity books, Jackson has natural offsets for its variable annuity interest rate related risks. Jackson manages interest rate exposure through a combination of interest rate swaps and interest rate options.

        In the UK the investment policy for the shareholder-backed annuity business is to match the cash flows from investments with the annuity payments. As a result, assets and liabilities are closely matched by duration. The impact on profit of any residual cash flow mismatching can be adversely affected by changes in interest rates; therefore the mismatching position is regularly monitored.

        The exposure to interest rate risk arising from Asia is at modest levels.

(iii) Foreign exchange risk

        Prudential principally operates in the UK, the US, and in 13 countries in Asia. The geographical diversity of its businesses means that Prudential is inevitably subject to the risk of exchange rate fluctuations. Prudential's international operations in the US and Asia, which represent a significant proportion of its operating profit and shareholders' funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in its consolidated financial statements when results are expressed in pounds sterling.

        Prudential does not generally seek to hedge foreign currency revenues, as these are substantially retained locally to support the growth of the Group's business and meet local regulatory and market requirements. However, in cases where a surplus arising in an overseas operation supports Group capital or shareholders' interest, this exposure is hedged if it is economically optimal to do so. Currency borrowings, swaps and other derivatives are used to manage exposures.

(b) Credit risk

        In addition to business unit operational limits on credit risk, Prudential monitors closely its counterparty exposures at Group level, highlighting those that are large or of concern. Where appropriate, Prudential will reduce its exposure, purchase credit protection or make use of collateral arrangements to control its levels of credit risk.

Debt portfolio

1. Information regarding the 2010 results

        Prudential's debt portfolio on an IFRS basis was £116.4 billion at December 31, 2010. £54.0 billion of these assets backed shareholder business, of which 95 per cent were investment grade, compared to 93 per cent at December 31, 2009. Sovereign debt represented 16 per cent of the debt portfolio backing shareholder business, or £8.8 billion, at December 31, 2010. Exposures to sovereign debt have increased since December 2009 due mainly to an enlarged position in US Treasuries. Seventy three per cent of this was rated AAA and 93 per cent investment grade. Eurozone sovereign exposures backing shareholder business were £3.6 billion at December 31, 2010, of which 99 per cent were AAA rated. Of the remaining one per cent, the highest exposure was in respect of Italy (£52 million) and Spain (less than £1 million) whilst there was no sovereign exposure to Greece, Portugal or Ireland. The total banking exposure to Portugal, Ireland, Italy, Greece and Spain (PIIGS) was £363 million at December 31, 2010.

Asia

        Asia's debt portfolio totaled £14.1 billion at December 31, 2010. Of this, approximately 69 per cent was in unit-linked and with-profits funds with minimal shareholders' risk. The remaining 31 per cent is shareholder exposure and is invested predominantly (84 per cent) in investment grade bonds. For Asia, the portfolio has performed very well, and did not experience any default losses in 2010.

UK

        The UK's debt portfolio on an IFRS basis was £74.3 billion as at December 31, 2010, including £46.5 billion within the UK with-profits fund. Shareholders' risk exposure to the with-profits fund is limited as the solvency is protected by the large inherited estate. Outside the with-profits fund there is £6.0 billion in unit-linked funds where the shareholders' risk is limited, with the remaining £21.8 billion backing the shareholders' annuity business and other non-linked business (of which 80 per cent is rated AAA to A, 18 per cent BBB and two per cent non-investment grade).

        On a statutory (Pillar 1) basis at December 31, 2010, Prudential held prudent credit reserves within the UK shareholder annuity funds of £1.8 billion to allow for future credit risk. For Prudential Retirement Income Limited (PRIL) this allowance is set at 68 bps decrease in the valuation discount rate at December 31, 2010 (2009: 71 bps). This now represents 43 per cent of the portfolio spread over swaps compared to 41 per cent as at December 31, 2009. No defaults were reported on the debt portfolio held by the UK shareholder backed annuity business in 2010.

        During 2010, Prudential continued to materially reduce its holdings in subordinated financial debt backing its annuity business, improving the overall credit quality of its bond portfolios. This has resulted in gross losses of £104 million on shareholder-backed business and £62 million on with-profits fund backed business in the period. On a Pillar I basis these losses have been fully offset by a reduction in long-term default reserves of £98 million shareholder/£39 million with-profits fund that arose as a result of the improvement in the quality of its remaining bond portfolios and a further release of short-term default reserves of £6 million shareholder and £23 million with-profits fund, which were allocated to the assets sold. On an IFRS basis, the gross costs less the reduction in long-term and short-term default reserves resulted in a small overall pre-tax loss to operating profit of £4 million to shareholders and £15 million to the with-profits fund.

US

        The most significant area of exposure to credit risk for the shareholders is Jackson in the US. At December 31, 2010 Jackson's fixed income portfolio totaling £26.4 billion comprised £20.2 billion corporate and government debt, £2.8 billion of residential mortgage-backed securities (RMBS), £2.4 billion of commercial mortgage-backed securities (CMBS) and £1 billion of other instruments.

        The US corporate and government debt portfolio of £20.2 billion comprised £17.8 billion of corporate debt and £2.4 billion of government debt. Of the £17.8 billion of corporate debt 95 per cent is investment grade. Concentration risk within the corporate debt portfolio is low, with the top ten holdings accounting for approximately eight per cent of the portfolio. Jackson's largest sector exposures in the investment grade corporate debt portfolio are Utilities and Energy at 16 per cent and 15 per cent respectively. Prudential actively manages the portfolio and will sell exposures as events dictate.

        Within the RMBS portfolio of £2.8 billion, the agency guaranteed portion is 55 per cent. Another 22 per cent of the portfolio is non-agency prime and Alt-A investments with pre-2006/2007 vintages, where experience has been much more positive than later vintages. Jackson's exposure to the 2006/2007 vintages totals £424 million of which £413 million is invested in the senior part of the capital structure, thereby significantly reducing the risk of defaults and the magnitude of loss if a shortfall does occur. The actual exposure to non-senior 2006/2007 Prime and Alt-A RMBS is only £11 million. The total RMBS portfolio has an average fair value price of 88 cents on the dollar.

        The CMBS portfolio of £2.4 billion is performing strongly, with 36 per cent of the portfolio rated AAA and one per cent rated below investment grade. The entire portfolio has an average credit enhancement level of 30 per cent. This level provides significant protection, since it means the bond has to incur a 30 per cent loss, net of recoveries, before Prudential is at risk.

        In Jackson, total amounts charged to profits relating to debt securities were £213 million (2009: £631 million). This is net of recoveries/reversals recognized in the year of £10 million (2009: £5 million).

        In 2010, Jackson's total defaults were £nil (2009: less than £1 million). In addition, as part of its active management of the book, Prudential incurred losses net of recoveries and reversals of £89 million (2009: less than £1 million) on credit related sales of impaired bonds.

        IFRS write-downs excluding defaults for the year were £124 million compared to £630 million in 2009. Of this amount £71 million (2009: £509 million) was in respect of RMBS securities.

        The impairment process reflects a rigorous review of every bond and security in Jackson's portfolio. Jackson's accounting policy requires it to book full mark-to-market losses on impaired securities through its income statement. However Prudential would expect only a proportion of these losses eventually to turn into defaults, and some of the impaired securities to recover in price over time.

Unrealized gains and losses on debt securities in the US

        Jackson's net unrealized gains from debt securities has steadily improved from negative £2,897 million at December 31, 2008 to positive £4 million at December 31, 2009 to positive £1,210 million at December 31, 2010. The gross unrealized loss position moved from £966 million at December 31, 2009 to £370 million at December 31, 2010. Gross unrealized losses on securities priced at less than 80 per cent of face value totaled £224 million at December 31, 2010 compared to £594 million at December 31, 2009.

Asset management

        The debt portfolio of the Group's asset management operations of £1.6 billion as at December 31, 2010 is principally related to Prudential Capital operations. Of this amount £1.5 billion were rated AAA to A- by S&P or Aaa by Moody's.

2. Information regarding the position at March 31, 2011

        On May 11, 2011, Prudential published its first quarter 2011 Interim Management Statement with the UK Listing Authority. This statement included details on credit risk at March 31, 2011 as follows:

        Prudential's total debt portfolio on an IFRS basis is estimated at £109.9 billion at March 31, 2011 excluding holdings attributable to external unit holders of consolidated unit trusts. Of this total, £72.8 billion is in the UK, including £45.4 billion within the UK with-profits fund. Shareholders have limited risk exposure to the with-profits fund as its solvency is protected by the inherited estate. Outside the with-profits fund there is £5.7 billion in unit-linked funds where the shareholder risk is limited, with the remaining £21.7 billion backing the shareholder annuity business and other non-linked business (of which 79 per cent is rated AAA to A, 19 per cent BBB and 2 per cent non-investment grade). No defaults were reported in the first quarter of 2011 for UK shareholder backed business.

        Asia's debt portfolio totals £10.1 billion, of which £6.0 billion is invested in unit-linked and with-profits funds with minimal shareholder risk and £4.1 billion held by shareholder backed non-linked business. No defaults were reported in the first quarter of 2011.

        The most significant area of exposure to credit risk for the shareholder remains Jackson in the US. Jackson's fixed income portfolio at March 31 is estimated at £25.5 billion. As reported at December 31, 2010 the net unrealized position continues to benefit from the market recovery from the historically wide spreads experienced at the end of 2008. Jackson's net unrealized gains were £1.2 billion at March 31, 2011 (December 31, 2010: £1.2 billion).

        Gross unrealized losses on securities priced below 80 per cent of book value were £0.2 billion at March 31, 2011 (December 31, 2010: £0.2 billion).

        Jackson did not experience any defaults on its fixed income portfolio during the first quarter of 2011. Write downs of impaired securities in the first quarter of the year were £6 million which primarily related to Residential Mortgage Backed Securities (RMBS). No write downs were reported on corporate bonds. This compares to total write downs of £35 million for the first quarter 2010.

        In addition to the impairments on the debt securities portfolio, Jackson incurred impairments of £9 million on its commercial mortgage book in the first quarter to March 31, 2011 (first quarter 2010: £1 million).

Loans

        Of the total Group loans of £9.3 billion at December 31, 2010, £7.1 billion are held by shareholder-backed operations comprised of £4.7 billion commercial mortgage loans and £2.4 billion of other loans.

        Of the £7.1 billion held by shareholder-backed operations, the Asian insurance operations held £0.5 billion of other loans, the majority of which are commercial loans held by the Malaysian operation that are rated investment grade by two local rating agencies. The US insurance operations held £4.2 billion of loans, comprising £3.6 billion of commercial mortgage loans, all of which are collateralized by properties, and £0.5 billion of policy loans. The US commercial mortgage loan portfolio does not include any single-family residential mortgage loans and therefore is not exposed to the risk of defaults associated with residential sub-prime mortgage loans. The UK insurance operations held £1.0 billion of loans, the majority of which are mortgage loans collateralized by properties.

        The balance of the total shareholder loans amounts to £1.4 billion and relates to bridging loan finance managed by Prudential Capital.

(c) Insurance risk

        The processes of determining the price of Prudential's products and reporting the results of its long-term business operations require Prudential to make a number of assumptions. In common with other industry players, the profitability of its businesses depends on a mix of factors including mortality and morbidity trends, persistency, investment performance, unit cost of administration and new business acquisition expenses.

        Prudential continues to conduct rigorous research into longevity risk using data from its substantial annuity portfolio. The assumptions that Prudential makes about future expected levels of mortality are particularly relevant in its UK annuity business. The attractiveness of reinsurance is regularly evaluated. It is used as a risk management tool where it is appropriate and attractive to do so.

        Prudential's persistency assumptions reflect recent experience for each relevant line of business, and any expectations of future persistency. Persistency risk is mitigated by appropriate training and sales processes and managed proactively post sale. Where appropriate, allowance is also made for the relationship—either assumed or historically observed—between persistency and investment returns, and for the resulting additional risk.

(d) Liquidity risk

        The holding company has significant internal sources of liquidity which are sufficient to meet all of its expected requirements for the foreseeable future without having to make use of external funding. In aggregate the Group has £2.1 billion of undrawn committed facilities, expiring between 2011 and 2015. In addition the Group has access to liquidity via the debt capital markets. Recent issues include a £250 million senior three-year Medium Term Note (MTN) in 2010 and the US$550 million perpetual subordinated tier 1 securities issued in January 2011. Prudential also has in place an unlimited commercial paper program and has maintained a consistent presence as an issuer in this market for the last 10 years. Liquidity uses and sources have been assessed at a business unit level under base case and stressed assumptions. The liquidity resources available and the subsequent Liquidity Coverage Ratio (LCR) have been assessed to be sufficient under both sets of assumptions.

Non-financial Risk

        Prudential is exposed to operational, business environment and strategic risk in the course of running its businesses.

        With regard to operational risk, the Group is dependent on processing a large number of complex transactions across numerous and diverse products, and is subject to a number of different legal and regulatory, including tax, regimes. Prudential also has a significant number of third-party relationships that are important to the distribution and processing of its products, both as market counterparties and as business partners. This results in reliance upon the operational performance of these outsourcing partners.

        Prudential's systems and processes incorporate controls that are designed to manage and mitigate the operational risks associated with its activities. The Prudential Group Governance Manual was developed to make a key contribution to the sound system of internal control that the Group is expected to maintain under the Combined Code of Corporate Governance in the UK and the Hong Kong Code on Corporate Governance Practices. Business units confirm that they have implemented the necessary controls to evidence compliance with the Manual.

        The Group also has an operational risk management framework in place that facilitates both the qualitative and quantitative analysis of operational risk exposures. The output of this framework, in particular management information on key operational risk components such as risk and control assessments, internal incidents and external incidents, is reported by the business operations and presented to the Group Operational Risk Committee. This information also supports business decision making and lessons learned activities; the ongoing improvement of the control environment; the informing of overall levels of capital held; and determination of the adequacy of Prudential's corporate insurance program.

        With regard to business environment risk, the Group has a wide-ranging program of active and constructive engagement with governments, policymakers and regulators in its key markets and with relevant international institutions. Such engagement is undertaken both directly and indirectly via trade associations. The Group has procedures in place to monitor and track political and regulatory developments. Where appropriate, Prudential provides submissions and technical input to officials and others, either via submissions to formal consultations or through interactions with officials.

        With regard to strategic risk, both business operations and the corporate centre are required to adopt a forward-looking approach to risk management by performing risk assessments as part of the annual strategic planning process. This supports the identification of potential threats and the initiatives needed to address them, as well as competitive opportunities. The impact on the underlying businesses and/or Group-wide risk profile is also considered to ensure that strategic initiatives are within the Group's risk appetite.

Capital management

Regulatory capital (IGD)

        Prudential is subject to the capital adequacy requirements of the European Union (EU) Insurance Groups Directive (IGD) as implemented by the Financial Services Authority (FSA) in the UK. The IGD capital adequacy requirements involve aggregating surplus capital held in its regulated subsidiaries, from which Group borrowings, except those subordinated debt issues that qualify as capital, are deducted. No credit for the benefit of diversification is permitted under this approach.

        Prudential's capital position remained strong during 2010. Prudential has continued to place emphasis on maintaining its financial strength through optimizing the balance between writing profitable new business, conserving capital and generating cash. Its IGD capital surplus was £4.3 billion at December 31, 2010 (before taking into account the 2010 final dividend), covering its capital requirements 3.0 times. This compares to a capital surplus of £3.4 billion at the end of 2009 (before taking into account the 2009 final dividend).

        The movements during 2010 mainly comprised:

  •
  Net capital generation mainly through operating earnings (in-force releases less investment in new business) of £1.7 billion;

  •
  Release of tax provisions of £0.2 billion;

  •
  Foreign exchange movements of positive £0.1 billion;

        Offset by:

  •
  Final 2009 dividend, net of scrip, of £0.3 billion and interim 2010 dividend, net of scrip, of £0.1 billion;

  •
  Inadmissible assets arising on the purchase of UOB's life insurance subsidiary in Singapore of £0.2 billion;

  •
  Impact of costs incurred in relation to the terminated AIA acquisition, net of tax, of £0.3 billion; and

  •
  External financing costs and other central costs, net of tax, of £0.2 billion.

        Prudential continues to have further options available to it to manage available and required capital. These could take the form of increasing available capital (for example, through financial reinsurance) or reducing required capital (for example, through the mix and level of new business) and the use of other risk mitigation measures such as hedging and reinsurance.

        In addition to its strong capital position, on a statutory (Pillar 1) basis, the total credit reserve for the UK shareholder annuity funds also protects its capital position in excess of the IGD surplus. This credit reserve as at December 31, 2010 was £1.8 billion. This represented 43 per cent of the portfolio spread over swaps, compared to 41 per cent as at December 31, 2009.

Stress testing

        As at December 31, 2010 stress testing of its IGD capital position to various events had the following results:

  •
  An instantaneous 20 per cent fall in equity markets from December 31, 2010 levels would reduce the IGD surplus by £200 million;

  •
  A 40 per cent fall in equity markets (comprising an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four week period) would reduce the IGD surplus by £650 million;

  •
  A 150 bps reduction (subject to a floor of zero) in interest rates would reduce the IGD surplus by £500 million;

  •
  Credit defaults of ten times the expected level would reduce IGD surplus by £550 million.

        Prudential believes that the results of these stress tests, together with the Group's strong underlying earnings capacity, its established hedging programs and its additional areas of financial flexibility, demonstrate that Prudential is in a position to withstand significant deterioration in market conditions.

        Prudential also uses an economic capital assessment to monitor its capital requirements across the Group, allowing for realistic diversification benefits and continue to maintain a strong position. This assessment provides valuable insights into its risk profile.

2. Information regarding the capital position at March 31, 2011

        On May 11, 2011, Prudential published its first quarter 2011 Interim Management Statement with the UK Listing Authority. This statement included details in the capital position as at March 31, 2011 as follows:

        Prudential's capital position remains strong. Prudential has continued to focus on maintaining the Group's financial strength through optimizing the balance between writing profitable new business, conserving capital and generating cash. Prudential estimates that its Insurance Groups Directive (IGD) capital surplus was £4.2 billion at March 31, 2011 (after taking into account the 2010 final dividend of £0.4 billion), covering its capital requirements 3.0 times. This compares to £4.3 billion at the end of 2010 (before taking into account the 2010 final dividend) and £3.1 billion at the end of the first quarter of 2010 (after taking into account the 2009 final dividend of £0.3 billion).

        The movement in the IGD surplus in the first quarter of 2011 results reflects underlying earnings and the proceeds of the £0.3 billion of hybrid debt issued in January 2011 offset by investment in new business, the 2010 final dividend and foreign exchange movements. The proceeds of the hybrid debt raised are intended to finance the repayments of the Euro 500 million Tier 2 subordinated notes in December 2011.

        Prudential continues to have a number of options to manage both available and required capital. These could take the form of increasing its available capital (for example, through financial reinsurance) or reducing required capital (for example, through the mix and level of new business) and the use of other risk mitigation measures such as hedging and reinsurance.

        As at March 31, stress testing of our IGD capital position to various events has the following results:

  •
  An instantaneous 20 per cent fall in equity markets from March 31, 2011 levels would not materially impact the IGD surplus;

  •
  A 40 per cent fall in equity markets (comprising an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four week period) would reduce the IGD surplus by £300 million;

  •
  A 150bps reduction (subject to a floor of zero) in interest rates would reduce the IGD surplus by £450 million;

  •
  Credit defaults of ten times the expected level would reduce IGD surplus by £550 million.

        In addition to Prudential's strong capital position, on a statutory (Pillar 1) basis the total credit reserve for the UK shareholder annuity funds also contributes to protecting its capital position in excess of the IGD surplus. This credit reserve as at March 31, 2011 was £1.8 billion. This represents 46 per cent of the portfolio spread over swaps, compared to 43 per cent at December 31, 2010.

Solvency II

        The European Union (EU) is developing a new solvency framework for insurance companies, referred to as "Solvency II". The Solvency II Directive, which sets out the new framework, was formally approved by the Economic and Financial Affairs Council in November 2009 and is expected to be implemented from January 1, 2013. The new approach is based on the concept of three pillars—minimum capital requirements, supervisory review of firms' assessments of risk, and enhanced disclosure requirements.

        Specifically, Pillar 1 covers the quantitative requirements around own funds, valuation rules for assets and liabilities and capital requirements. Pillar 2 provides the qualitative requirements for risk management, governance and controls, including the requirement for insurers to submit an Own Risk and Solvency Assessment (ORSA) which will be used by the regulator as part of the supervisory review process. Pillar 3 deals with the enhanced requirements for supervisory reporting and public disclosure.

        A key aspect of Solvency II is that the assessment of risks and capital requirements will be aligned more closely with economic capital methodologies. Companies may be allowed to make use of internal economic capital models if approved by the local regulator.

        The European Commission is in the process of consulting on the detailed rules that complement the high-level principles in the Directive, referred to as "implementing measures", which are not expected to be finalized before early 2012.

        In particular, the Committee of European Insurance and Occupational Pensions Supervisors (CEIOPS) published a number of consultation papers in 2009 and 2010 covering advice to the European Commission on the implementing measures but there remains significant uncertainty regarding the outcome from this process. Prudential is actively participating in shaping the outcome through its involvement in industry bodies and trade associations, including the Chief Risk Officer and Chief Financial Officer Forums, together with the Association of British Insurers (ABI) and the Comité Européen des Assurances (CEA). In addition, further guidance and technical standards are currently being developed by the European Insurance and Occupational Pensions Authority (EIOPA). These are expected to be subject to a formal consultation beginning in late 2011, but may not be finalized until late 2012 or, in some cases, potentially after January 1, 2013.

        Many of the issues being actively debated have received considerable focus both within the industry and from national bodies. However, the application of Solvency II to international groups is still unclear and there remains a risk of inconsistent application, which may place Prudential at a competitive disadvantage to other European and non-European financial services groups. There is also a risk that the effect of the measures finally adopted could be adverse for the Group, including potentially a significant increase in capital required to support its business.

        Having assessed the high-level requirements of Solvency II, an implementation program was initiated with dedicated teams to manage the required work across the Group. The activity of the local Solvency II teams is being coordinated centrally to achieve consistency in the understanding and application of the requirements.

        Over the coming months Prudential will be progressing its implementation plans further and remaining in regular contact with the FSA as Prudential continues to engage in the "pre-application" stage of the approval process for the internal model.

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

Risk mitigation and hedging

        Prudential manages its actual risk profile against its tolerance of risk. To do this, Prudential maintains risk registers that include details of the risks Prudential has identified and of the controls and mitigating actions Prudential employs in managing them. Any mitigation strategies involving large transactions—such as a material derivative transaction—are subject to review at Group level before implementation.

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

Risk governance

Organization

        Prudential's risk governance framework requires that all of the Group's businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group. The framework is based on the concept of "three lines of defence" ("LoD"): risk management, risk oversight and independent assurance.

        Risk management (1st LoD):    The primary responsibility for strategy, performance management and risk control lies with the Board, which has established the Risk Committee to assist in providing leadership, direction and oversight, and with the Group Chief Executive and the chief executives of each business unit.

        Balance Sheet and Capital Management Committee:    Meets monthly to monitor the Group's liquidity and oversee the activities of Prudential Capital.

        Risk oversight (2nd LoD):    Risk exposures are monitored and reviewed by Group-level risk committees chaired by the Group Chief Risk Officer or the Chief Financial Officer:

        Group Executive Risk Committee:    Meets monthly to oversee the Group's risk exposures (market, credit, liquidity, insurance and operational risks) and to monitor capital.

        Group Operational Risk Committee:    Reports to the Group Executive Risk Committee and meets quarterly to oversee the Group's non-financial (operational, business environment and strategic) risk exposures.

        Group Credit Risk Committee:    Reports to the Group Executive Risk Committee and meets monthly to review the Group's investment and counterparty credit risk positions.

        Solvency II Technical Oversight Committee:    Will be created when the Solvency II program is complete, to provide ongoing technical oversight and advice to the executive and the Board in carrying out their duties with regard to the Group's Internal Model.

        The committees' oversight is supported by the Group Chief Risk Officer with functional oversight provided by:

        Group Security:    Develop and deliver appropriate security measures to protect the Group's staff, physical assets and intellectual property.

        Group Compliance:    Verify compliance with regulatory standards and inform the Group's management and the Board on key regulatory issues affecting the Group.

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

        The control procedures and systems established within the Group are designed to manage rather than eliminate the risk of failure to meet business objectives. They can only provide reasonable and not absolute assurance against material misstatement or loss and focus on aligning the levels of risk-taking with the achievement of business objectives.

        Material risks will only be retained where this is consistent with Prudential's risk appetite framework and its philosophy towards risk-taking, i.e.:

  •
  the retention of the risk contributes to value creation.

  •
  the Group is able to withstand the impact of an adverse outcome.

  •
  the Group has the necessary capabilities, expertise, processes and controls to manage the risk.

        The Group has five objectives for risk and capital management:

        Framework:    Design, implement and maintain a capital management and risk oversight framework consistent with the Group's risk appetite and Risk-Adjusted Profitability (RAP) model.

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

Reporting

        The Group's economic capital position and overall position against risk limits is reviewed regularly by the Group Executive Risk Committee. Key economic capital metrics, as well as RAP information, are included in business plans, which are reviewed by the Group Executive Committee and approved by the Board.

        The Group Audit Committee and Group Risk Committee are provided with regular reports on the activities of Group Risk. These reports include information on the activities of the Group Operational Risk Committee and Group Credit Risk Committee.

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

        Business units review their risks as part of the annual preparation of their business plans, and review opportunities and risks against business objectives regularly with Group Head Office. Group Risk reviews and reports to Group Head Office on the impact of large transactions or divergences from business plan.

 Investments

General

        The overall financial strength of Prudential and the results, both current and future, of the insurance business are in part dependent upon the quality and performance of the various investment portfolios in the United Kingdom, the United States and Asia.

Prudential's Total Investments

        The following table shows Prudential's insurance and non-insurance investments, net of derivative liabilities, at December 31, 2010. In addition, at December 31, 2010 Prudential had £100.4 billion of external mutual funds under management. Assets held to cover linked liabilities relate to unit-linked and variable annuity products. In this table, investments are valued as set out in note A4 to the consolidated financial statements in Item 18.

	At December 31, 2010
	UK Insurance	US Insurance	Asia Insurance	Total Insurance	Asset Management(a)	Other	Total	Less: assets to cover linked liabilities and external unit holders(b)	Group excluding assets to cover linked liabilities and external unit holders
	(£ million)
Investment properties	11,212	26	9	11,247	—	—	11,247	(987)	10,260
Investments accounted for using the equity method	69	—	2	71	—	—	71	—	71
Financial investments:
Loans	2,302	4,201	1,340	7,843	1,418	—	9,261	—	9,261
Equity securities	40,519	31,501	14,464	86,484	151	—	86,635	(48,835)	37,800
Debt securities	74,304	26,366	14,108	114,778	1,574	—	116,352	(14,954)	101,398
Other investments	3,998	1,199	382	5,579	59	141	5,779	(134)	5,645
Deposits	9,022	212	638	9,872	80	—	9,952	(750)	9,202

Total financial investments	130,145	63,479	30,932	224,556	3,282	141	227,979	(64,673)	163,306

Total investments	141,426	63,505	30,943	235,874	3,282	141	239,297	(65,660)	173,637
Derivative liabilities	(792)	(799)	(222)	(1,813)	(78)	(146)	(2,037)	85	(1,952)

Total investments	140,634	62,706	30,721	234,061	3,204	(5)	237,260	(65,575)	171,685

(a)
Investments held by asset management operations are further split in note E2 to the consolidated financial statements in Item 18.

(b)
Assets to cover external unit holders relate to assets attributable to unit holders of consolidated unit trusts and similar funds for which an equivalent liability is held in the statement of financial position. Prudential's interest in these trusts and similar funds are included in equity securities within the column "Group excluding assets to cover linked liabilities and external unit holders". This differs from the Group accounts where the funds are consolidated in full with the underlying investments held by the funds being shown in the Prudential's statement of financial position.

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

Prudential's Investment Average Investment Return

        The following table shows the income from the investments of Prudential's operations, net of derivative liabilities, by asset category for the periods indicated. This table does not include investment income from assets held to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds. Average investment return has been calculated using the average of opening and closing balances for the appropriate asset.

	Year Ended December 31,
	2010		2009		2008
	Average investment return	Amount	Average investment return	Amount	Average investment return	Amount
		(£ million)		(£ million)		(£ million)
Investment properties
Net investment income	5.6%	564	6.6%	700	5.6%	676
Net realized investment (losses) gains	0%	4	(0.6)%	(63)	(0.4)%	(51)
Net unrealized investment (losses) gains	5.2%	527	(0.7)%	(76)	(28.2)%	(3,372)

Ending assets		10,260		10,021		11,282

Investments accounted for using the equity method
Net investment income	0%	0	0%	0	0%	0
Net realized investment gains	78.5%	30	0%	0	0%	0
Net unrealized investment gains	0%	0	0%	0	0%	0

Ending assets		71		6		10

Loans
Net investment income	5.2%	469	4.8%	461	6.0%	549
Net realized investment (losses) gains	(0.3)%	(26)	(1.1)%	(105)	2.3%	210
Net unrealized investment gains	(0.1)%	(10)	0%	0	0%	0

Ending assets		9,261		8,727		10,378

Equity securities
Net investment income	2.6%	948	3.9%	1,373	3.8%	1,731
Net realized investment gains	4.2%	1,500	5.5%	1,905	4.5%	2,014
Net unrealized investment gains (losses)	6.6%	2,368	14.8%	5,165	(39.7)%	(17,897)

Ending assets		37,800		33,837		35,821

Debt securities
Net investment income	5.1%	4,823	6.9%	5,939	1.3%	1,071
Net realized investment gains (losses)	1.5%	1,422	(0.7)%	(572)	(0.7)%	(573)
Net unrealized investment gains (losses)	2.3%	2,209	3.9%	3,380	(2.9)%	(2,348)

Ending assets		101,398		88,387		84,929

Other investments (including derivative liabilities)
Net investment income	0.3%	13	1.2%	32	6.2%	155
Net realized investment (losses) gains	(11.0)%	(403)	(20)%	(541)	(69.7)%	(1,745)
Net unrealized investment (losses) gains	8.2%	299	(0.8)%	(23)	(72.1)%	(1,805)

Ending assets, net of derivative liabilities		3,693		3,604		1,809

Deposits
Net investment income	0.5%	56	0.7%	64	8.4%	534
Net realized investment gains (losses)	0%	0	0%	0	0%	0
Net unrealized investment gains	0%	0	0%	0	0%	0

Ending assets		9,202		11,891		6,391

Total
Net investment income	4.2%	6,874	5.5%	8,569	3.0%	4,716
Net realized investment gains (losses)	1.5%	2,526	0.4%	624	(0.1)%	(145)
Net unrealized investment gains (losses)	3.3%	5,394	5.4%	8,446	(16.1)%	(25,422)

Ending assets, net of derivative liabilities		171,685		156,473		150,620

Prudential's Insurance Investment Strategy and Objectives

        Prudential's insurance investments support a range of businesses operating in many geographic areas. Each of the operations formulates a strategy based on the nature of its underlying liabilities, its level of capital and its local regulatory requirements.

Internal funds under management

        Prudential manages 81 per cent of its group funds principally through its fund management businesses, M&G in the United Kingdom, PPM America in the United States and Prudential Asset Management in Asia. The remaining 19 per cent of the Group's funds mainly relate to assets held to back unit-linked, unit trust and variable annuity liabilities.

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

        Consistent with the product nature, in particular regarding guarantees, the with-profits fund's investment strategy emphasizes a well-diversified equity portfolio (containing some international equities), real estate (predominantly in the United Kingdom), UK and international fixed income securities and cash.

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

Investments

        The following table summarizes the total investments, net of derivative liabilities, of the UK insurance business at December 31, 2010.

	At December 31, 2010
	SAIF	PAC	Other	Total	Less: assets to cover linked liabilities and external unit holders(a)	Total excluding assets to cover linked liabilities and external unit holders
	(£ million)
Investment properties	673	8,320	2,219	11,212	(987)	10,225
Investment accounted for using the equity method	—	—	69	69	—	69
Financial investments:
Loans	153	1,117	1,032	2,302	—	2,302
Equity securities	3,105	23,945	13,469	40,519	(12,726)	27,793
Debt securities	4,704	41,798	27,802	74,304	(6,796)	67,508
Other investments	276	3,419	303	3,998	(75)	3,923
Deposits	793	6,473	1,756	9,022	(499)	8,523

Total financial investments	9,031	76,752	44,362	130,145	(20,096)	110,049

Total investments	9,704	85,072	46,650	141,426	(21,083)	120,343
Derivative liabilities	(38)	(549)	(205)	(792)	85	(707)

Total investment, net of derivative liabilities	9,666	84,523	46,445	140,634	(20,998)	119,636

(a)
Please refer to the notes in the total Group investments table.

        The following table shows additional analysis of the investments relating to Prudential's UK insurance business, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, at December 31, 2010. The "Other" column includes investments relating to solvency capital of unit-linked funds and investments relating to non-life long-term business.

	At December 31, 2010
	With- Profits	PRIL	SAIF	Other	Total	Total %
	(£ million)
Investment properties	8,239	1,057	673	256	10,225	8.5
Investments accounted for using the equity method	—	—	—	69	69	0.1
Financial investments:
Loans:
Mortgage loans	234	37	22	990	1,283
Policy loans	13	—	8	—	21
Other loans	870	5	123	—	998

Total loans and receivables	1,117	42	153	990	2,302	1.9

Equity securities:
United Kingdom:
Listed	15,200	2	1,952	86	17,240
Unlisted	306	—	48	4	358
Total United Kingdom	15,506	2	2,000	90	17,598	14.7
International:
United States	1,879	—	185	—	2,064
Europe (excluding the United Kingdom)	2,829	1	346	1	3,177
Japan	754	—	98	—	852
Pacific (excluding Japan)	1,686	—	237	7	1,930
Other	1,926	7	239	—	2,172

Total international	9,074	8	1,105	8	10,195	8.5

Total equity securities	24,580	10	3,105	98	27,793	23.2

Debt securities:
UK government	3,950	1,759	293	527	6,529
US government	514	—	181	1	696
Other	36,587	17,289	4,230	2,177	60,283

Total debt securities	41,051	19,048	4,704	2,705	67,508	56.4

Other investments:
Participation in investment pools	1,935	—	216	—	2,151
Other financial investments	851	—	—	—	851
Derivative assets	631	220	60	10	921

Total other investments	3,417	220	276	10	3,923	3.3

Deposits	6,473	733	793	524	8,523	7.1

Total investments	84,877	21,110	9,704	4,652	120,343	100.6

Derivative liabilities	(515)	(154)	(38)	—	(707)	(0.6)

Total investment, net of derivative liabilities	84,362	20,956	9,666	4,652	119,636	100.0

Equity Securities

        Prudential's UK insurance operations, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, had £27,793 million invested in equities at December 31, 2010. Most of these equities support Prudential Assurance's with-profits fund and the SAIF fund, both of which are managed using the same general investment strategy.

        The following table shows the geographic spread of this equity portfolio by market value in accordance with the policies described in note A4 to the consolidated financial statements in Item 18.

	At December 31, 2010
	Market Value
	(£ million)	(%)
United Kingdom	17,598	63.3
United States	2,064	7.4
Europe (excluding United Kingdom)	3,177	11.5
Japan	852	3.1
Pacific (excluding Japan)	1,930	6.9
Other	2,172	7.8

Total	27,793	100.0

        The UK equity holdings are well diversified and broadly mirror the FTSE All-Share share index. Prudential held equities in 442 UK companies at December 31, 2010. The ten largest holdings in UK equities at December 31, 2010 amounted to £6,873 million, accounting for 39.0 per cent of the total UK equity holdings of £17,598 million supporting the UK insurance operations. The following table shows the market value of the ten largest holdings in UK equities at December 31, 2010.

	At December 31, 2010
	Market Value
	(£ million)	(%)
BP	972	5.5
HSBC Holdings	870	4.9
Vodafone Group	874	5.0
GlaxoSmithKline	692	3.9
Royal Dutch Shell	697	4.0
British American Tobacco	637	3.6
Rio Tinto	897	5.1
B G Group	385	2.2
Astrazeneca	393	2.2
BHP Billiton	456	2.6

Total	6,873	39.0

        A wide variety of industry sectors are represented in Prudential's equity portfolio. At December 31, 2010, within the £17,598 million in UK equities supporting the UK insurance operations, Prudential had £14,297 million, or 81.2 per cent of the holdings, invested in ten industries. The following table shows the primary industry concentrations based on market value of the portfolio of UK equities relating to the UK insurance business at December 31, 2010.

	At December 31, 2010
	Market Value
	(£ million)	(%)
Oil and Gas Producers	2,779	15.8
Mining	2,469	14.0
Banks	2,469	14.0
Pharmaceuticals and Biotech	1,553	8.8
Tobacco	942	5.4
Mobile Telecommunications	1,147	6.5
Travel & Leisure	881	5.0
Aerospace and defense	656	3.8
Gas, Water & Multi Utilities	692	3.9
Media	710	4.0

Total	14,298	81.2

Debt Securities

        At December 31, 2010, of the debt securities held by the UK insurance operations, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, 89.3 per cent were issued by corporations and overseas governments other than the US, 9.7 per cent were issued or guaranteed by the UK government and 1.0 per cent were issued or guaranteed by the US government. These guarantees relate only to payment and, accordingly, do not provide protection against fluctuations in market price that may occur during the term of the fixed income securities.

        The following table shows the market value of the debt securities portfolio by maturity at December 31, 2010, in accordance with the policies described in note A4 to the consolidated financial statements in Item 18.

	At December 31, 2010
	Market Value
	(£ million)	(%)
Securities maturing:
Within one year	1,445	2.1
Over one year and up to five years	7,754	11.5
Over five years and up to ten years	15,324	22.7
Over ten years and up to fifteen years	9,508	14.1
Over fifteen years	33,477	49.6

Total debt securities	67,508	100.0

        The following table shows debt securities by rating:

	At December 31, 2010
	Market Value
	(£ million)	(%)
S&P—AAA	16,318	24.2
S&P—AA+ to AA-	6,229	9.2
S&P—A+ to A-	19,673	29.1
S&P—BBB+ to BBB-	11,956	17.7
S&P—Other	2,976	4.4

	57,152	84.6

Moody's—Aaa	682	1.0
Moody's—Aa1 to Aa3	307	0.5
Moody's—A1 to A3	596	0.9
Moody's—Baa1 to Baa3	857	1.3
Moody's—Other	220	0.3

	2,662	4.0

Fitch	580	0.9
Other	7,114	10.5

Total debt securities	67,508	100.0

Real Estate

        At December 31, 2010, Prudential's UK insurance operations, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, had £10,225 million of investments in real estate. The following table shows the real estate portfolio by type of investment. The real estate investments are shown at market value in accordance with the policies described in note A4 to the consolidated financial statements in Item 18.

	At December 31, 2010
	Market Value
	(£ million)	(%)
Office buildings	4,121	40.3
Shopping centers/commercial	3,459	33.8
Retail warehouses/industrial	2,043	20.0
Development	402	3.9
Other	200	2.0

Total	10,225	100.0

        Approximately 44.8 per cent of the UK held real estate investment is located in London and Southeast England (Buckinghamshire, Berkshire, East and West Sussex, Hampshire, Isle of Wight, Kent, Oxfordshire and Surrey) with 36.4 per cent located throughout the rest of the UK and the remaining 18.7 per cent located overseas.

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

Investments

        The following table shows total investments, net of derivative liabilities, relating to the US insurance operations at December 31, 2010.

	At December 31, 2010
	Variable annuity separate account assets	Fixed annuity, GIC and other business	Total
	(£ million)
Investment properties	—	26	26
Financial investments:
Loans	—	4,201	4,201
Equity securities	31,203	298	31,501
Debt securities	—	26,366	26,366
Other investments	—	1,199	1,199
Deposits	—	212	212

Total financial investments	31,203	32,276	63,479

Total investments	31,203	32,302	63,505
Derivative liabilities	—	(799)	(799)

Total investment, net of derivative liabilities	31,203	31,503	62,706

        The following table further analyzes the investments, net of derivative liabilities of the US insurance operations, excluding the separate account investments supporting the variable annuity business, at December 31, 2010.

	December 31, 2010
	(£ million)	(%)
Non-institutional
Investment properties	26	0.1
Loans	3,844	12.2
Equity securities	240	0.7
Corporate securities	16,215	51.5
Government securities	2,345	7.4
Residential mortgage-backed securities	2,572	8.2
Commercial mortgage-backed securities	2,071	6.6
Other debt securities	887	2.8

Total debt securities	24,090	76.5

Other investments	1,199	3.8
Deposits	212	0.7
Derivative liabilities	(528)	(1.7)

Total non-institutional	28,988	92.0
Institutional
Investment properties	—	—
Loans	357	1.1
Equity securities	58	0.2
Corporate securities	1,576	5.0
Government securities	95	0.3
Residential mortgage-backed securities	212	0.7
Commercial mortgage-backed securities	304	1.0
Other debt securities	89	0.3

Total debt securities	2,276	7.3

Other investments	—	—
Deposits	—	—
Derivative liabilities	(271)	(0.9)

Total institutional	2,420	7.7

Total
Investment properties	26	0.1
Loans	4,201	13.3
Equity securities	298	0.9
Corporate securities	17,791	56.5
Government securities	2,440	7.7
Residential mortgage-backed securities	2,784	8.9
Commercial mortgage-backed securities	2,375	7.6
Other debt securities	976	3.1

Total debt securities	26,366	83.8

Other investments	1,199	3.8
Deposits	212	0.7
Derivative liabilities	(799)	(2.6)

Total	31,503	100.0

        Under IFRS, debt securities are shown at fair value and loans are at amortized cost. Equity securities and investment properties are shown at fair value. The fair value of unlisted securities is estimated by Jackson using independent pricing services or analytically determined values.

Debt Securities

Corporate Securities

        At December 31, 2010, the US insurance operations had £17,791 million of corporate securities representing 56.5 per cent of US insurance operations total investments excluding separate account investments. Of the £17,791 million, £14,747 million consisted of debt securities that are publicly traded or trade under Rule 144A under the Securities Act of 1933, as amended ("Rule 144A") and £3,044 million consisted of investments in non-Rule 144A privately placed fixed income securities.

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

        The following table shows the credit quality of the portfolio of publicly traded and Rule 144A fixed income securities at December 31, 2010.

	At December 31, 2010
	Book Value
	(£ million)	(%)
NAIC Class Designation
1	5,338	36
2	8,550	58
3	644	5
4	201	1
5	11	—
6	3	—

Total	14,747	100

        The following table shows the credit quality of the non-Rule 144A private placement portfolio at December 31, 2010.

	At December 31, 2010
	Book Value
	(£ million)	(%)
NAIC Class Designation
1	1,125	37
2	1,772	58
3	114	4
4	18	1
5	13	—
6	2	—

Total	3,044	100

Residential Mortgage-Backed Securities

        At December 31, 2010, the US insurance operations had £2,784 million of residential mortgage-backed securities, representing 8.6 per cent of US insurance operations total investments, excluding separate account investments. At December 31, 2010, 66.5 per cent of this total were rated AAA. (Standard & Poor's ratings have been used where available and for securities where Standard & Poor's ratings are not immediately available, those produced by Moody's and then Fitch have been used as an alternative).

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

Commercial Mortgage-Backed Securities

        At December 31, 2010, the US insurance operations had £2,375 million of commercial mortgage-backed securities, representing 7.6 per cent of US insurance operations total investments, excluding separate account investments. 36 per cent of this total were rated AAA (Standard & Poor's ratings have been used where available and for securities where S&P ratings are not immediately available, those produced by Moody's and then Fitch have been used as an alternative). Due to the structures of the underlying commercial mortgages, these securities do not present the same pre-payment or extension risk as residential mortgage-backed securities.

Other Debt Securities

        At December 31, 2010, the US insurance operations had £976 million of other debt securities, representing 3.1 per cent of US insurance operations total investments, excluding separate account investments.

Loans

        At December 31, 2010, loans totaled £4,201 million, representing 13.3 per cent of US insurance operations total investments, excluding separate account investments. Of the total, £3,641 million related to commercial mortgage loans, £548 million to policy loans and £12 million to other loans.

Commercial Mortgage Loans

        At December 31, 2010, commercial mortgage loans represented 11.6 per cent of US insurance operations total investments, excluding separate account investments. This total included 567 first mortgage loans with an average loan balance of approximately £6.6 million, collateralized by properties located in the United States.

        Jackson has addressed the risk of these investments by building a portfolio that is diverse both in geographic distribution and property type, emphasizing five main institutional property types: multi-family residential, retail, office, industrial and hotel.

        As at December 31, 2010, approximately 31 per cent of the portfolio was industrial, 18 per cent multi-family residential, 19 per cent office, 21 per cent retail, 10 per cent hotel and 1.0 per cent other. Approximately 13.8 per cent of the portfolio is collateralized by properties in California, 9.7 per cent by properties in Texas and 8.4 per cent by properties in Illinois. No other state represents more than six per cent.

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

Policy Loans

        Policy loans represented 1.7 per cent of US insurance operations total investments, excluding separate account investments at December 31, 2010. Policy loans are fully secured by individual life insurance policies or annuity policies and are contractual arrangements made under the policy.

Equity Securities

        Equity securities supporting US insurance operations, excluding separate account investments, totaled £298 million at December 31, 2010.

Other

        Other financial investments of £1,199 million, representing 3.8 per cent of US insurance operations total investments, excluding separate account investments at December 31, 2009, were made up of £554 million of limited partnership interests and derivative assets of £645 million.

        The largest investment in the limited partnerships category is a £68 million interest in the PPM America Private Equity Fund. The remainder of this category consists of diversified investments in 161 other partnerships managed by independent money managers that generally invest in various equity and fixed income loans and securities.

Investments Relating to Asian Insurance Business

        Prudential's Asian insurance operations' investments, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, largely support the business of Prudential's Singapore, Hong Kong, Malaysia, and Japan operations.

        The following table shows Asia's investments, net of derivative liabilities, at December 31, 2010. In this table, investments are valued in accordance with the policies described in note A4 to the consolidated financial statements in Item 18.

	At December 31, 2010
	With- profits business	Unit- linked assets	Other	Total	Less: assets to cover linked liabilities and external unit holders(a)	Total excluding assets to cover linked liabilities and external unit holders	%
	(£ million)
Investment properties	—	—	9	9	—	9	0.1
Investments accounted for using the equity method	—	—	2	2	—	2	0.0
Financial investments:
Loans	874	—	466	1,340	—	1,340	7.7
Equity securities	4,321	9,637	506	14,464	(4,906)	9,558	55.1
Debt securities	6,759	3,009	4,340	14,108	(8,158)	5,950	34.3
Other investments	192	58	132	382	(59)	323	1.9
Deposits	6	251	381	638	(251)	387	2.2

Total financial investments	12,152	12,955	5,825	30,932	(13,374)	17,558	101.2

Total investments	12,152	12,955	5,836	30,943	(13,374)	17,569	101.3
Derivative liabilities	(121)	—	(101)	(222)	—	(222)	(1.3)

Total investment, net of derivative liabilities	12,031	12,955	5,735	30,721	(13,374)	17,347	100.0

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

Debt Securities

        The following table shows rating categorization of the debt security investments of Prudential Corporation Asia's long-term insurance fund, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, at December 31, 2010.

	At December 31, 2010
	Market Value
	(£ million)	(%)
S&P—AAA	1,331	22.4
S&P—AA+ to AA-	1,327	22.3
S&P—A+ to A-	798	13.4
S&P—BBB+ to BBB-	216	3.6
S&P—Other	661	11.1

	4,333	72.8

Moody's—Aaa	44	0.7
Moody's—Aa1 to Aa3	59	1.0
Moody's—A1 to A3	86	1.5
Moody's—Baa1 to Baa3	47	0.8
Moody's—Other	18	0.3

	254	4.3

Fitch	15	0.3
Other	1,348	22.6

Total debt securities	5,950	100.0

Equity Securities

        The following table shows a geographic analysis of equity security investments of Asia's long-term insurance fund, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, at December 31, 2010.

	At December 31, 2010
	Market Value
	(£ million)	(%)
Hong Kong	4,650	48.6
Singapore	4,330	45.3
Taiwan	282	3.0
Vietnam	27	0.3
Malaysia	200	2.1
Other	69	0.7

Total	9,558	100.0

Description of Property—Corporate Property

        As at December 31, 2010, Prudential's UK headquartered businesses occupied approximately 41 properties in the United Kingdom, Europe, India, South Africa and Namibia. These properties are primarily offices with some ancillary storage and warehouse facilities. Prudential's global headquarters are located in London. Of the remainder, the most significant are offices in London and Reading in England, Stirling in Scotland and Mumbai in India. The property in Stirling is held on a freehold basis, and is leased by the business from PAC's long-term fund. The rest of the properties occupied by

Prudential's UK based businesses, in the UK, India, South Africa and Namibia, are held leasehold. In Europe, seven of the properties are occupied leasehold and the rest (two) are short term serviced offices. The leasehold properties range in size from 500 to 160,000 sq. ft. Overall, the UK, Europe, Mumbai, South Africa and Namibia occupied property portfolio totals approximately 630,000 sq. ft.

        In addition to these properties, Prudential owns the freehold of a sports facility in Reading for the benefit of staff.

        Prudential also holds approximately 72 other leasehold properties in the United Kingdom, spread geographically throughout the country. There are also three in Dublin, Ireland. This surplus accommodation totals approximately 615,000 sq. ft.

        In the United States, Prudential owns Jackson National Life's executive and principal administrative office located in Michigan. Prudential owns a total of seven facilities in Lansing, Michigan, which total 564,840 sq. ft. Prudential also leases premises in Michigan, Colorado, Tennessee, California, Illinois, New York, New Jersey, Georgia, Florida, Wisconsin, Massachusetts, Connecticut, New Hampshire, Pennsylvania, Virginia, Indiana and North Dakota for certain of its operations. Prudential holds 30 operating leases with respect to office space, throughout the United States. The leasehold properties range in size from 500-180,000 sq. ft. In the United States, Prudential owns and leases a total of approximately 882,584 sq. ft. of property. In addition to the owned and leased properties, Prudential also owns a total of 238 acres of surplus land. This property is all located in Lansing, Michigan.

        In Asia, Prudential owns or leases properties principally in Hong Kong, Singapore, Malaysia, Indonesia, Thailand, Philippines, China (JV), Taiwan, Japan, Vietnam, India (JV) and Korea.

        Within these countries, Prudential owns 44 property assets, ranging from office space to land holdings. The break down of these owned assets by country is as follows:

  •
  Malaysia: six owned assets—All office space totaling 12,315 sq. ft

  •
  Philippines: two owned assets—All office space totaling 4,278 sq. ft

  •
  Singapore: one owned asset—All office space totaling 11,883 sq. ft

  •
  Thailand: 11 owned assets—All land holdings totaling 73,831 sq. ft

  •
  Taiwan: 24 owned assets—two office locations totaling 9,530 sq. ft, 20 residual land holdings totaling 44,103 sq. ft & two car parking lots.

        Prudential has (excluding India), a total of 407 operating leases, (expense and intercompany leases), totaling approximately 4.13 million square feet of property.

        In India, Prudential holds a minority stake in a joint venture with ICICI who hold the property interests. The property is occupied by the ICICIPru Life and ICICIPru AMC businesses. The holding comprises approximately 2,450 properties, totaling approximately 3.5 million sq. ft. There is one owned and occupied asset comprising approximately 30,000 sq. ft in Mumbai.

        Prudential Corporation Asia's real estate strategy moving forward involves consolidation of its existing property portfolio to support its local business strategies throughout the region, to take advantage of opportunities in the regional markets in securing long term cost savings for the business while maintaining competitive advantage.

        There have been no property transactions subsequent to December 31, 2010 which would have a material impact on the financial position of Prudential.

        Prudential believes that its facilities are adequate for its present needs in all material respects. Prudential confirms that Prudential's owner occupied properties and leased properties are individually and collectively not crucial and material to its operations, and that Prudential's operating leases have no material commercial value.

        As set out above, Prudential owns 19 properties which Prudential also occupies, which are accounted for as owner occupied property. These properties are comprised of 11 in Asia, one in the UK and seven in the US. The total value of Prudential's owner occupied properties at December 31, 2010 was £172 million. This represents less than 0.1 per cent of Prudential total assets.

        Prudential also holds interests in properties within its investment portfolios accounted for as investment property. At December 31, 2010 the total value of investment properties was £11,247 million and comprised 586 properties held by the UK, three held by the US and two held by the Asia business. In total they comprised 4.3 per cent of Prudential's total assets. The UK business' holdings account for over 98 per cent by value of the total investment properties.

        Prudential is the lessee under 473 operating leases used as office accommodation, comprising 407 leases held by the Asian business, 30 leases held by the US business and 36 leases held by the UK businesses. For the UK based businesses, Prudential holds two short-term serviced offices and a further 75 leases that are not occupied and represent surplus accommodation.

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

        Prudential offers different products in its different markets in Asia, the United Kingdom and the United States and, accordingly, faces different competitors and different types of competition in these markets. In all of the markets in which Prudential operates, its products are not unique and, accordingly, it faces competition from market participants who manufacture a varying range of similar and identical products.

Asia

        The competitive landscape across the Asia Pacific region differs widely by geographical market, reflecting differing levels of market maturity and regulation. Prudential's competitors include both the subsidiaries of global life insurers and local domestic (including state-owned) entities. Subsidiaries of global life insurance groups that operate in the Asia Pacific region tend to operate in multiple markets in the region, and some currently have top five market shares in a small number of markets. The majority of local domestic life insurers in the Asia Pacific region remain focused on their core home markets. The developed and liberalized markets of Hong Kong and Singapore are dominated by subsidiaries and branches of global life insurance groups. The developing markets in South East Asia such as Indonesia, Vietnam and the Philippines also see a high level of participation by global life insurance groups. The large and relatively mature markets of Korea and Taiwan are dominated by local domestic insurers. In certain countries with continued foreign ownership restrictions (such as China and India), the life insurance markets are dominated by local domestic insurers or by joint venture entities between global insurance groups and local companies.

        The global life insurers that are Prudential's competitors in the Asia Pacific region include AIA, Allianz, Aviva, AXA, ING and Manulife. Other competitors relevant in one or two of Prudential's key markets include HSBC Life in Hong Kong, Korea Life, Kyobo Life and Samsung Life in Korea, Thai Life in Thailand, Great Eastern in Singapore and Malaysia, and China Life, China Pacific and Ping An in China.

United States

        Prudential's insurance operations in the US operate under the Jackson brand. Prudential is not affiliated with Prudential Financial, Inc. or its subsidiary, The Prudential Insurance Company of America.

        Jackson's competitors in the United States include major stock and mutual insurance companies, mutual fund organizations, banks and other financial services companies. National banks, in particular, may become more significant competitors in the future for insurers who sell annuities, as a result of recent legislation, court decisions and regulatory actions. Jackson's principal life insurance company competitors in the United States include Prudential Financial, MetLife, Lincoln National, AXA Financial Inc. and Allianz.

        Jackson does not have a significant career agency sales force to distribute its annuity products in the United States and, consequently, competes for distributors such as banks, broker-dealers and independent agents.

United Kingdom

        Prudential's principal competitors include many of the major retail financial services and fund management companies operating in the United Kingdom. These companies include Aviva, Legal & General, Standard Life, Resolution, Lloyds Banking Group, Aegon, AXA, Just Retirement, Zurich Financial Services, Fidelity, Invesco Perpetual, Jupiter, Threadneedle, Schroders and BlackRock. Prudential competes with other providers of financial products to be included on financial advisors' panels of preferred providers.

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

Jackson

        Jackson is involved as a defendant in class action and other litigation substantially similar to class action and other litigation pending against many life insurance companies that allege misconduct in the sale and administration of insurance products. Jackson generally accrues a liability for legal contingencies with respect to pending litigation once management determines that the contingency is probable and estimable. Accordingly, at April 15, 2011 Jackson had recorded an accrual of $29 million for class action litigation. Management, based on developments to date, believes that the ultimate disposition of the litigation is not likely to have a material impact on Jackson's financial condition or results of operations.

Prudential Staff Pension Scheme

        In April 2011 the English High Court found in favor of Prudential in a case involving the Prudential Staff Pension Scheme (PSPS). The case related to the defined benefit section of PSPS and was heard at the request of the trustees of the scheme who were seeking to clarify Prudential's obligations relating to discretionary pensions increases. In his judgment the judge decided that Prudential had acted properly in applying its policy on such increases. Pensioners who were party to the case have indicated that they will not seek to appeal this decision through the courts.

Sources

        Throughout this annual report, Prudential describes the position and ranking of its overall business and individual business units in various industry and geographic markets. The sources for such descriptions come from a variety of conventional sources generally accepted as relevant business indicators by members of the financial services industry. These sources include information available from the Association of British Insurers, Association of Unit Trusts and Investment Funds, Investment Management Association, Neilsen Net Ratings, Moody's, Standard & Poor's, Fitch, UBS, Life Insurance Marketing and Research Association, the Variable Annuity Research Data Service, referred to as Morningstar/VARDS, LIMRA International, Townsend and Schupp, The Advantage Group, the Life Insurance Association of Singapore, the Hong Kong Federation of Insurers, Life Insurance Association of Malaysia, Life Insurance Association of Taiwan and the Taiwanese Securities Investment Trust Consulting Association, US National Underwriter Insurance Data Services and Service Quality Management Group.

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

        Prudential Corporation Asia's ("PCA") business units will be required to adhere with Prudential's group-wide policy designed to comply with the EU Solvency II requirements but are not each required to be compliant on a solo entity basis. Asian regulators are monitoring closely how Solvency II is developed and implemented but are not currently requiring regulated insurance entities to comply.

        For PCA's insurance operations the details of the regulatory regimes are as follows:

Hong Kong—The Prudential Assurance Company Limited

Overview

        The Hong Kong branch of PAC is authorized to carry on both long-term business and general business in Hong Kong under a composite license.

        The Office of the Commissioner of Insurance ("OCI") is the regulatory body set up for the administration of the Insurance Companies Ordinance ("ICO"). The Office is headed by the Commissioner of Insurance who has been appointed as the Insurance Authority ("IA") for administering the ICO. The principal functions of the IA are to ensure that the interests of policyholders or potential policyholders are protected and to promote the general stability of the insurance industry. The IA has the following major duties and powers:

  (i)
  authorization of insurers to carry on insurance business in Hong Kong;

  (ii)
  regulation of insurers' conduct primarily through the examination of the annual audited financial statements and business returns submitted by the insurers; and

  (iii)
  development of legislation and guidelines on insurance supervision.

        The branch is also subject to the codes and guidance stipulated by a self-regulatory body—the Hong Kong Federation of Insurers ("HKFI"). HKFI actively promotes its self-regulatory regime with respect to areas like conduct of insurers and insurance intermediaries, cooling off initiatives, policy replacement and initiative on needs analysis, etc. The Insurance Agents Registration Board of the HKFI is

responsible for administering the registration and approval of insurance intermediaries of insurance agents, their responsible officers and technical representatives; and handling complaints against them and providing enquiry services to and handling complaints from the public relating to insurance agents. Please see "The Code of Conduct for Insurers", "The Insurance Claims Complaints Bureau" and "Regulation of Insurance Intermediaries" in this section.

        In addition, the selling of mandatory pension products by agents is regulated by the Mandatory Provident Fund Authority (the "MPFA"). The MPFA is responsible for the licensing of MPF intermediaries and the supervision of the conduct of MPF intermediaries.

        The branch is regulated by the Hong Kong Securities and Futures Commission (the "SFC") for its offering of Investment Linked products.

        In 2010, the Hong Kong government conducted a public consultation on a proposal to make the IA an independent governing body that would be better placed to exercise prudential and regulatory supervision over the insurance industry. A bill regarding the detailed proposal may be introduced to the Legislative Council in 2011. The OCI is also exploring with the HKFI the possibility of setting up a policyholder protection fund in the event of an insurer's insolvency. In addition, the government introduced a bill into the legislative Council in 2010 with detailed proposals that would provide statutory backing and appropriate sanctions for customer due diligence and impose record keeping requirements on financial institutions (including insurance companies), to enhance the anti-money laundering regulatory regime in Hong Kong.

Capital requirements

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

        For general business insurers, the ICO stipulates an absolute minimum solvency margin of HK$10 million, or HK$20 million in the case of insurers carrying on Statutory Business. Above these minimum levels, solvency margins are calculated on the basis of the greater of an insurer's relevant premium income (defined as the greater of gross premium income after deduction of reinsurance premium payments or 50 per cent of gross premium income) or relevant outstanding claims (defined as the sum of unexpired risks plus the greater of 50 per cent of claims outstanding before deduction of sums recoverable from reinsurers or the amount of claims outstanding after deduction of sums recoverable from reinsurers).

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

Taiwan—PCA Life Assurance Company Limited

        PCA Life Assurance Company Limited is licensed for conducting life insurance business in Taiwan.

        The Financial Supervisory Commission ("FSC") is responsible for regulating the entire financial services industry, including the bank, security and insurance sectors. The FSC's responsibilities include supervision, examination and investigation. The Insurance Bureau ("IB") under the FSC is responsible for the insurance sector. The Financial Examination Bureau (the "FEB") under the FSC acts as the executive supervisory authority for the FSC and principally carries out examination of financial institutions. In essence, the FEB conducts on-site visit and examination every two years on the insurance company.

        In respect of anti-money laundering, the Investigation Bureau under the Ministry of Justice is responsible for supervision of anti-money laundering and counter-terrorism financing efforts.

        According to the Taiwan Insurance Act, a company is not permitted to operate both life and non-life insurance at the same time. Since June 2007 a company operating a non-life license is permitted to distribute Accident & Health ("A&H") products.

        Taiwanese laws are based on the civil law system and each competent authority is given powers to develop and issue regulation on specific topics or issues. The FSC prescribes many detailed regulations and enforces rules in respect of the insurance industry.

        On April 27, 2010, the Legislative Yuan completed the amendment to the Personal Data Protection Law (previously known as the Computer-Processed Personal Data Protection Law), which will significantly change the requirement for collection, processing and use of personal data. The effective date of this revision has yet to be published.

Korea—PCA Life Insurance Company Limited

Overview

        PCA Life Insurance Company Limited is authorized to carry on life insurance business in Korea including but not limited to casualty insurance, illness insurance, nursing insurance and incidental business and services related thereto.

        Korea's financial supervision structure is composed of the Financial Services Commission (the "FSC") and the Financial Supervisory Service (the "FSS"). As Korea's principal supervisory authority, the FSC is given a broad statutory mandate to carry out three key functions: financial policy formulation, financial institution and market oversight, and anti-money laundering. The FSC thus has the statutory authority to draft and amend financial laws and regulations and issue regulatory licenses to financial institutions. The Financial Supervisory Service (the "FSS") acts as the executive supervisory authority for the FSC and principally carries out examination of financial institutions along with enforcement and other oversight activities as directed or charged by the FSC. Therefore, detailed rules under the supervisory regulation are prepared by the FSS.

        In respect of anti-money laundering, the Korea Financial Intelligence Unit ("KoFIU"), a part of the FSC leads the government's anti-money laundering and counter terrorism financing efforts.

        Korean laws permit an insurer to operate only one license (life or non-life) at any one time. The Republic of Korea operates a civil law system, with the FSC prescribing many detailed regulations for insurers. In the past, the FSC has also been very interventionist in setting and enforcing rules on the insurance industry. In recent years the FSC has moved away from its interventionist approach, responding to the evolving and liberalized landscape, the most prominent change has been a deregulation in asset management and product design activities. In deregularization the FSC has in turn set a strong agenda to strengthen supervision. The regulator maintains risk-based supervision focusing on insurers' operations. This risk-based supervision is composed of the Risk-Based Capital ("RBC")

solvency requirement, the Risk Assessment and Application System ("RAAS") which assesses insurers' various risks and relevant internal controls, and Risk Disclosure.

        Recently, both the Insurance Business Act and Insurance Business Supervisory Regulations were amended to protect customers. The amendments were originally proposed in December 2008 and were passed at a plenary session of the National Assembly on June, 29, 2010 and became effective on January 24, 2011. Among the revisions were those relating to:

  (i)
  Expansion of the scope of concurrent/ ancillary business which can be conducted by insurance companies;

  (ii)
  New reporting requirements for foreign insurer's Korean offices;

  (iii)
  Regulations governing asset management by insurance companies;

  (iv)
  Updated processes for development of insurance products;

  (v)
  Prohibitions on corporate insurance agents and corporate insurance brokers from engaging in other business; and

  (vi)
  New additions to the list of acts prohibited when entering into insurance contracts or soliciting consumers.

Capital requirements

        Effective from April 1, 2009, Korea adopted risk-based capital requirements to replace solvency margin measurements. From April 1, 2011, it was mandatory for all insurers to comply with these risk-based capital requirements.

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

        The risk-based capital requirement was introduced pursuant to amendments to the Insurance Business Supervisory Regulation and its relevant enforcement regulations issued pursuant to the Insurance Business Act. Under this requirement, the ratio of an insurer's available capital to required capital is calculated, and the analysis of equity capital used to determine capital adequacy is expanded, to take into account market, credit, operational, insurance and interest rate risks, which is not taken into consideration under the solvency margin requirement.

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

        Under the Singapore Insurance Act, the Monetary Authority of Singapore ("MAS") is responsible for insurance regulation and supervision of insurance companies. In order to sell insurance in Singapore, companies need to be registered with the MAS. The MAS also has responsibility for supervising compliance with anti-money laundering ("AML") provisions, though suspicious transactions must be notified to the Commercial Affairs Department, an enforcement agency of the Singapore Police Force. In 2007, new regulations were introduced to strengthen further the AML requirements. These were further revised in 2009.

        Another relevant regulatory authority for the business is the Central Provident Fund (the "CPF") Board. The CPF Board is a social security savings scheme jointly supported by employees, employers and the government. CPF members are employees and self-employed persons in Singapore with the CPF Board acting as the trustee. The CPF Board regulates insurers in the operation of various CPF schemes including the CPF Investment Scheme where CPF monies are used by policyholders to purchase insurance policies such as annuities and investment linked policies.

        The MAS is empowered under the Singapore Insurance Act to promulgate regulations for the sector and also issues, inter alia, Notices, Circulars and Guidelines. In practice, the MAS and CPF Board have very detailed legislation frameworks to govern insurance companies and the distribution of insurance products in Singapore.

        Registered insurers in Singapore are subject to a risk based capital ("RBC") framework. The framework sets out the valuation methodology for assets and liabilities, rules relating to the operations of life insurance funds, capital requirement rules, the role of actuaries, and a set of statutory reporting standards. An insurer has to notify the MAS when it has failed or is likely to fail to comply with the mandated RBC indicators or when a financial resources warning event has occurred or is likely to occur.

        The MAS has also issued Notices that cover the market conduct standards for life insurers such as appointing and training representatives, maximum tier structure, loans and advances, disciplinary action, product disclosure, sales process and replacement (switching) of life policies. The MAS issued a set of guidelines in April 2009 entitled "Guidelines on Fair Dealing—Board and Senior Management Responsibility for Delivering Fair Dealing Outcomes to Consumers". In addition, the MAS issued and amended certain regulations, notices and guidelines relating to the Singapore Financial Advisers Act ("FAA") in December 2010; this was due to MAS' implementation of the Representative Notification Framework ("RNF"). Under the RNF, financial institutions will have to notify MAS when they intend to appoint a representative to provide financial advisory or capital markets services under the Singapore FAA and the Singapore Securities and Futures Act ("SFA"). Only representatives whose names appear on the Public Register of Representatives will be allowed to conduct the stated regulated activities.

        In 2009 and 2010, MAS issued consultation papers on Regulatory Regime for Listed and Unlisted Investment Products. These aim to:

  (i)
  promote more effective disclosure;

  (ii)
  strengthen fair dealing in the sale and advisory process;

  (iii)
  enhance MAS' powers for breaches of the Singapore FAA;

  (iv)
  enhance safeguards for retail customers for a wider range of investment products including assessing customer's investment knowledge and experience before selling investment products; and

  (v)
  expand the scope of the examination module to cover certain investment products.

        MAS issued their responses to the feedback received as well as the finalized proposals. Proposals which do not require legislative amendments will be implemented first, whilst proposals that require more substantive legislative amendments will be implemented subsequently.

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

Malaysia—Prudential Assurance Malaysia Berhad

Overview

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

        At the end of 2006, BNM carried out an exercise of realignment of its regulatory and supervisory functions which resulted in the establishment of a Consumer and Market Conduct Department. More emphasis has been placed on fair market conduct by the insurance industry and protection of consumers' interests.

        With the objective of promoting greater transparency in the sale of insurance products, BNM has issued guidelines on the minimum disclosure requirements to be observed by insurers and their intermediaries in their interaction with prospective policy owners. The guidelines specify the timing and minimum information that must be disclosed to a prospective policy owner at the pre-contract stage and at the point of entering into a contract to enable them to make informed decisions and during the term of the contract. This information, which should be timely, clear, concise, accurate, relevant, consistent and comparable and with important information highlighted, includes details of types of cover offered, product features, benefits, restrictions, premium payments and exclusions of the policy as well as any significant conditions and obligations which the policy owner must meet. There are additional product specific disclosure requirements to be met. The Board of Directors or a committee of the Board of Directors is expected to ensure that proper systems and processes are in place to implement the guidelines.

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

        In its risk-based approach in regulating and supervising the insurance industry, more specific responsibilities have been placed on the Board of Directors and senior management in managing the risks of the business. BNM continues to assess the performance of an insurer by analyzing its statutory returns and reports submitted and regular communication with the insurer concerned.

        With regard to the subject of Treating Customers Fairly ("TCF"), the Life Insurance Association of Malaysia ("LIAM") embarked on an initiative in early 2010 by working closely with the life insurance companies towards developing a best practice framework for TCF. The TCF framework is intended to raise the professionalism and integrity of the life insurance industry. LIAM is currently in the midst of formalizing the minimum standards to be observed by all life insurance companies as well as to provide a mechanism for LIAM to monitor non-compliance with the TCF requirements.

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

Malaysia (Takaful business)—Prudential BSN Takaful Berhad

        Prudential BSN Takaful Berhad ("Prudential Takaful") (a Prudential joint venture with Bank Simpanan Nasional) was the first overseas insurer to be granted a domestic Takaful License in Malaysia.

        The Takaful business in Malaysia is also governed by BNM similarly to the insurance companies. In addition, the business is required to be a member of the Malaysian Takaful Association ("MTA"), which is an association for Takaful operators to improve industry self-regulation through uniformity in market practice and to promote a higher level of co-operation among operators. Resolutions and circulars issued by the MTA are binding on the member Takaful companies.

        Takaful in Malaysia is considered to be part of mainstream mercantile law, and hence part of civil law, and is therefore subject to the civil court structure of Malaysia. It is not regulated by Sharia law in Sharia courts. However, the operation system of a Takaful operator must conform to the rules and requirements of Sharia as regulated in the Takaful Act 1984, which elevates the BNM's Sharia Advisory Council to the position as the sole authority on Sharia matters. A Takaful operator is required to establish a Sharia advisory body approved by the BNM and BNM's Sharia Advisory Council will give guidance and advice on the operations and business activities. To strengthen further the Sharia and legal infrastructure, the Guidelines on the Governance of the Sharia Framework for Islamic Financial Institutions were issued in 2004 to streamline the functions and duties of Sharia Committee of Takaful operators and strengthen their independence. BNM has in line with efforts to enhance the Sharia governance of Islamic financial institutions, issued a new Sharia governance framework in 2010 to provide a more comprehensive guidance on the roles and responsibilities of the Sharia committee and the board management of Islamic financial institutions in ensuring that the operations of the Islamic financial institutions are in compliance with Sharia principles.

        To further promote the orderly growth of Takaful business, the Guidelines on Takaful Operational Framework were issued in December 2010, outlining parameters to govern operational processes of Takaful operators, the various rules and requirements for Takaful operators without limiting or specifying particular contracts to apply to the Takaful operations.

        Although the Takaful operator is governed by the same regulator (BNM), the industry is regulated slightly differently from insurance companies. The differences relate mainly to matters where the regulators still find the Takaful operators are not yet ready. For example, the risk-based capital framework that has been implemented for insurers has yet to be implemented for Takaful operators given the nature of the business (i.e. Sharia compliant) and the maturity of the industry. However, as reported in the Financial Stability and Payment Systems Report 2009, the conceptual parameters of the capital model and development of the valuation components for family and general Takaful business under the RBC Framework for Takaful operators ("RBCT") has been substantially completed. The RBCT is still being finalized and the timeline might be further extended for the parallel implementation to 2012. Nonetheless, the implementation timeline is still subject to change. In other areas of Takaful regulation, it is quite similar to the insurance industry.

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

        BNM has announced that it is undertaking a comprehensive review of the Takaful Act 1984. Detailed proposals of the legislative changes are still to be finalized.

China—CITIC-Prudential Life Insurance Company Limited

Overview

        CITIC-Prudential Life Insurance Company Limited (Prudential's joint venture with CITIC) is authorized to conduct life insurance business in China. As at the end of 2010, CITIC-Prudential Life had business in 33 cities across China, including in the key markets of Guangdong, Beijing, Shanghai, Hubei, Shandong, Zhejiang, Jiangsu, Tianjin, Guangxi, Fujian and Hebei.

        The body responsible for regulation of the insurance sector is the Chinese Insurance Regulatory Commission ("CIRC") established in 1998. CIRC reports directly to the State Council. The main laws and regulations that govern the CITIC-Prudential joint venture in China are the Insurance Law of the People's Republic of China (enacted in 1995 and amended in 2009) and the Regulation on the Administration of Foreign Funded Insurance Companies (enacted in 2001) and the Regulation on the Administration of Insurance Companies (enacted in 2004 and amended in 2009).

        CIRC is authorized to conduct the administration, supervision and regulation of the Chinese insurance market, and to ensure that the insurance industry operates in a stable manner in compliance with the law. It drafts relevant regulations regarding insurance supervision, examines and approves the establishment of insurance companies and their branches and supervises market conduct. In November 2008, to ensure enforcement of the regulations, CIRC established a special department, namely the Inspection Bureau, to strengthen the function of investigating significant non-compliance issues and the conduct of insurance companies and the handling of complaints. CIRC has local offices in all the provinces and selected direct administrative cities and regions across the country. One of the key responsibilities of the local offices is to set and administer implementation rules and guidelines in the application of the regulations introduced by CIRC. The local offices will also regulate many aspects of the insurance companies' activities within the locations for which they are responsible, including but not limited to business, sales and agent conducts, sales licensing practices, approving new sales offices and assessing minor administrative penalties.

        CIRC has focused specific attention on the area of risk prevention. Accordingly, it has identified five lines of defense against risks, namely internal management and control systems, supervision of solvency adequacy, on-site inspection, fund management regulation and insurance security fund. In response to the effects of the global financial crisis, more importance has been attached to the supervision of internal control systems, corporate governance, and market conduct and information disclosure of insurance companies. Besides introduction of additional regulations and rules, a classified supervision system was developed by the regulator to detect and monitor the operation and financial risks of the industry. Under the system, insurance companies will be classified into four groups based on the risk indicators relating to solvency margins, corporate governance, capital management, financial status and market conduct. Different administrative measures such as risk warning, on-site inspection, restriction of business expansion and investment, may be imposed on different groups.

        China promulgated a new Anti-Money Laundering ("AML") Law applicable to all financial institutions in November 2006. The People's Bank of China ("PBOC") was entrusted with the responsibility and authority for regulating all AML activities in China. PBOC introduced several additional AML measures between November 2006 to June 2007 to provide specific rules and guidelines in the application of the AML Law. The areas covered would include customer identification, reporting large volume and other suspicious transactions, record-keeping and reporting of suspicious transactions involving terrorism financing. CIRC issued a regulation in 2010 requiring insurance companies to observe the AML Law and regulations in capital investment, shares transfer and set-up of new branches, and specify senior management's responsibilities on AML.

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

Thailand—Prudential Life Assurance (Thailand) Public Company Limited

Overview

        Prudential Life Assurance (Thailand) Public Company Limited (PLT) is regulated and supervised by the Office of Insurance Commission ("OIC"). PLT holds a life insurance license and is authorized to offer life and general insurance products. This also includes an authorization granted by the OIC in December 2010 on offering products with an investment linked feature.

        The OIC is the independent regulatory organization handling day-to-day insurance business affairs and reporting to the Ministry of Finance.

        The life insurance business is governed by the Life Insurance Act 1992 (as amended by the Life Insurance Act (No. 2) 2008). As well as governing the operations of the life business, this Act regulates funds, investments and insurance policies and imposes a variety of statutory requirements. The OIC has the power to manage and supervise insurance companies, protect insured persons and the general public, implement policies with respect to insurance funds, and regulate the professional conduct, qualifications and licensing of insurance brokers, agents and actuaries.

        In respect of AML, all life insurance businesses are also regulated by the Anti-Money Laundering Office "AMLO." All suspicious reporting is to be made to Thailand's Financial Intelligence Unit ("FIU").

        In the private sector, the Thai Life Assurance Association and the General Insurance Association play an active development role for their membership and support the insurance business as its representative bodies.

        The OIC has initiated a 5 year insurance development plan 2010-2014 with the objective of strengthening the Thai insurance system, developing the quality of the system to meet international standards and preparing for free trade in the future.

Capital requirements

        Life insurers are required to maintain capital funds at the greater of 2 per cent of their insurance reserve or 50 million Thai Baht. In its Early Intervention Guidelines, the OIC requires insurers to maintain capital funds of more than 150 per cent of the amount required by law. An insurer that fails to maintain capital funds in line with these guidelines and does not take corrective action to address the deficiency will be subject to sanctions in the form of a range of restrictions on its investment and other business activities.

        The 2008 amendments to the Life Insurance Act require the implementation of risk-based capital adequacy tests by 2011.

Philippines—Pru Life Insurance Corporation of UK

        Pru Life Insurance Corporation of UK is licensed and regulated by the Insurance Commission ("IC") as a life insurance company also offers health, accident and disability insurance.

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

        The Insurance Code empowers the IC to adjudicate insurance claims and complaints involving any loss, damage or liability where the amount involved does not exceed Php 100,000 for any single claim. Decisions or orders of the IC may be appealed to the Court of Appeals. Moreover, informal and administrative complaints against malpractices by insurance companies or agents may also be filed with the IC. The IC is available to render assistance in settling any controversy between an insurance company and a policyholder relating to insurance.

        Any life insurance company existing, operating, or otherwise doing business in the Philippines with at least sixty percent (60%) foreign equity must meet a minimum capital requirement and also adopt a Risk-Based Capital Framework (RBC).

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

        A high-level body, the Financial Stability and Development Council was set up in December 2010, to institutionalize and strengthen the mechanisms for maintaining financial stability without prejudice to the autonomy of regulators. Among other things this council deals with issues relating to financial sector development, macro prudential supervision of the economy, including the functioning of large financial conglomerates, and address inter-regulatory coordination issues. It will also focus on financial literacy and financial inclusion.

        There has been a significant volume of regulatory developments in India during the period, the most significant of which was on the product regulation of investment linked policies known as Unit-Linked Insurance Policies ("ULIPs"). The IRDA first issued the ULIPs guidelines on August 4, 2010, with further clarification in subsequent months. The objective of these initiatives is to rationalize the product features of such policies through clauses that:

  (i)
  increase the minimum lock-in period from three years to five years, with the stipulation being applicable to even top-ups;

  (ii)
  mandate that charges on ULIPs be spread evenly over the lock-in-period;

  (iii)
  require that ULIPs, other than single premium products, have a minimum premium paying term of five years;

  (iv)
  require that individual products have a minimum policy term of five years, although group products continue to be renewable on an annual basis;

  (v)
  require that products including pension/annuity have a minimum sum assured payable on death;

  (vi)
  require that ULIP pension/annuity products offer a minimum guaranteed return of 4.5 per cent per annum or as specified by the IRDA from time to time;

  (vii)
  require that top up premiums must also have insurance cover;

  (viii)
  require that the facility of partial withdrawal be permissible only after the fifth policy anniversary for individual products;

  (ix)
  disallow partial withdrawals in case of pension/annuity products and require that the insurer shall convert the accumulated fund value into an annuity at maturity; and

  (x)
  all ULIPs, other than pension and annuity products provide the prescribed minimum mortality/health cover.

        In addition, the IRDA has issued directions in 2010 on agents and corporate agents and is also proposing changes that are designed to improve the clarity of the products prior to sale and the system to prevent mis-selling.

        Further, among other things, regulatory initiatives or changes in the period also cover areas of corporate governance, customer grievance, the level of persistency and anti-money laundering.

Indonesia—PT. Prudential Life Assurance

        PT. Prudential Life Assurance is authorized to carry on long-term (for an indefinite period) insurance business in Indonesia.

        The insurance industry is regulated by the Insurance Bureau under the Capital Market and Financial Institution Supervisory Board of the Ministry of Finance. Previously, insurance companies in Indonesia were supervised by the Directorate of Insurance under the Directorate General of Financial Institutions of the Ministry of Finance ("MoF"). In December 2005, the Government of Indonesia merged the Capital Market Supervisory Board and Directorate General of Financial Institutions under a single Capital Market and Financial Institution Supervisory Board ("Bapepam LK"). The current role of Bapepam LK is to act as a supervisory board, with responsibility over capital markets, pension funds, insurance and other non-banking financial institutions with the objective to manage risks in the financial sector, as well as to increase consumer protection and market confidence and promote transparency and strong financial business practices and standards.

        The MoF issues decrees on, among other things, licensing of insurance companies, business conduct, auditing, solvency, fit and proper test for directors and commissioners of insurance companies, Sharia insurance and know your customer ("KYC") Principles. These decrees are usually supplemented by implementing regulations issued by the Bapepam LK. During 2010, the MoF promulgated and issued the following:

  (i)
  MoF Regulation No. 30/PMK.010/2010 regarding Implementation of Know Your Customers Principles for Non-Bank Financial Institutions;

  (ii)
  MoF Regulation No. 18/PMK.010/2010 regarding Sharia Insurance and Reinsurance Business;

  (iii)
  Good Corporate Governance (GCG) Guidelines on Insurance and Reinsurance Company in Indonesia; and

  (iv)
  MoF Regulation No. 168/PMK.010/2010 regarding Audit Procedures for Insurance Companies.

        The local Life Insurance Association ("AAJI") continues to act as a conduit between insurers and the MoF and Bapepam LK in terms of the development of new regulations and guidelines. Insurance sales forces are licensed by the AAJI.

        The implementation of anti-money laundering controls in the insurance industry is monitored by the Indonesian Financial Transaction Reports and Analysis Center (the "PPATK"). The PPATK is an institution whose mission is the preventing and eradication of money laundering in Indonesia. The Money Laundering Criminal Act Law is the governing statute that establishes and empowers the PPATK as the key authority in the anti-money laundering regime in Indonesia. The Government released an updated statute (and relevant regulations) relating to Money Laundering (Law No. 8 year 2010 of Prevention and Eradication of Money Laundering on October 22, 2010.

        Prudential's operations in Indonesia are authorized to distribute life insurance products with either conventional or Sharia principles through agency and bancassurance (including direct marketing) channels. While the regulations for life products with conventional principles are fully developed (in accordance with current market conditions), the government has promulgated new regulations in relation to life products with Sharia principles. The Government has also taken steps to re-visit existing statutes and to assess their ongoing relevance following significant developments in the Indonesian insurance industry over the past few years, such as Law No. 2 of 1992 on Insurance Business. In this context the Government has held meetings with various insurance associations over the past year to obtain input from local as well as joint venture insurance companies. The amendment of Law No. 2 of 1992 on Insurance Business is expected to be promulgated in 2011. In this regard the MoF has registered and submitted the amended Bill to the House of Representatives.

Japan—PCA Life Insurance Company Limited ("PCA Life Japan")

        The Financial Services Agency of Japan (the "JFSA") regulates insurance companies and other financial institutions. In particular, the Insurance Business Division of the JFSA specifically undertakes the supervision of insurance companies. The fundamental principles underlying insurance regulation are set out in the Insurance Business Law. PCA Life Japan is licensed by the Prime Minister of Japan (who delegates most of the supervisory functions to the JFSA) as a life insurance company. PCA Life Japan ceased underwriting new policyholder contracts from February 15, 2010.

        The JFSA fundamentally revised the Inspection Manual for Insurance Companies in order to recognize the insurance companies' risk in a comprehensive manner. The Manual applies to inspections after April 2011. The main pillar of this revision is the enhancement of inspection criteria regarding reinsurers' financial strength and the integrated risk management schemes. Additionally, the management responsibility is clearly described as the manual sets out guidelines for a company's management, for responsible persons and for specific issues.

        The JFSA revised the standard for calculating solvency margin ratio which is one of the key indicators for supervising insurance companies and will adopt this revised standard beginning from the 2012 financial year end. The stricter capital and risk measurement requirements were introduced as a response to the recent financial crisis.

        With the launch of the new financial Alternative Dispute Resolution ("ADR") system in April 2010, financial institutions were required to have contracted a JFSA designated ADR institution by October 1, 2010 to handle future disputes. From October 1, 2010, all life insurers were required to enter into contracts with the Life Insurance Association of Japan (LIAJ) that designate the Arbitration Council within the LIAJ as the designated dispute settlement institution.

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

        At the end of 2007, many of the then current insurance regulations were revised and a number of new regulations were introduced, including: minimum legal capital requirements for insurance enterprises, equivalent to VND 600 billion, security deposit requirements equivalent to two per cent of legal capital; and with respect to investment linked products such as universal life and unit-linked products. The MOF has also provided specific regulations on establishing new insurance companies, modification of licenses or opening/closure of insurers' branches/representative offices and agent recruitment and training.

        Generally, the Insurance Business Law and its guiding regulations focus on administrative supervision of insurance operations. In practice, the Insurance Business Law reserves most of its items for insurance contracts (that is, for the terms and conditions of policies) in order to protect policyholders' interests. Furthermore, the MOF has issued the new regulation on bankruptcy procedures for insurers, securities and financial institutions in late 2008 to allow it to take timely intervention to control the solvency of insurance companies.

        In 2010, ten years after the application of Insurance Business Law, many issues had arisen. To enhance the insurance business environment and to keep pace with international practice, Law on 61/2010/QH ("Law 61") was passed on December 24, 2010 to amend the Insurance Business Law, effective from July 1, 2011. Under the new law, state administration of insurance business will conduct supervision of insurance business taking the necessary measures to ensure that insurers satisfy their financial requirements for fulfilling their obligations to policyholders.

        Circular no. 148/2010/TT-BTC was issued on September 24, 2010 to guide the implementation of anti-money laundering controls in the insurance industry monitored by the Anti-Money Laundering Department under the Banking Inspection, State Bank of Vietnam.

        The MOF issued Circular 09/2011/TT-BTC dated January 21, 2011 to unify VAT and CIT for insurance business activities. Notably, scopes of services exempted from VAT or entitled to 0% tax rate are narrowed. According to the Circular, life insurance, accidental dismemberment in life insurance package, hospitalization and surgical, agency training and commission for life insurance corporate agents are not subject to VAT.

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

Hong Kong

        Certain types of products and services offered by Prudential in Hong Kong are regulated under separate statutory regimes by different regulatory bodies, including the Securities and Futures Commission, the Hong Kong Monetary Authority and the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (the "MPFSO"), administered by the Mandatory Provident Fund Schemes Authority ("MPFA") for compulsory Mandatory Provident Fund ("MPF"). In addition, the selling of MPF products by agents is regulated by the MPFA. The MPFA is responsible for the licensing and supervision of trustees who wish to administer MPF schemes and MPF intermediaries.

        The Securities and Futures Ordinance ("SFO") and other subsidiary legislation govern the key regulatory requirements in Hong Kong relating to licensing requirements for persons carrying out regulated activities, including dealing in securities, advising on securities, fund management, market conduct, disclosure of interests, prospectus requirements for securities and products including mutual funds and unit trusts, as well as investment-linked assurance products. The Hong Kong Securities and Futures Commission ("HKSFC") is the statutory body responsible for the administration of the SFO and the related subsidiary legislations and rules.

        The Hong Kong branch of PAC is regulated by the HKSFC for its operations relating to investment linked products. It is also registered with the MPFA as a MPF corporate intermediary.

        Prudential Asset Management (Hong Kong) Limited ("PAMHK"), incorporated in Hong Kong, is an ultimately wholly owned subsidiary of the Company. PAMHK is licensed with the HKSFC and is authorized to carry out Type 1 (Dealing in Securities), Type 4 (Advising on Securities) and Type 9 (Asset Management) regulated activities in Hong Kong.

        PAMHK is registered with the China Securities Regulatory Commission ("CSRC") as a QFII (Qualified Foreign Institutional Investors) license holder. PAMHK holds a certificate of Investment Registration issued by the Korea Financial Supervisory Service and is also registered with the Korea Financial Supervisory Service as an offshore investment advisor for investment advisory business and investment discretionary management business. The funds registered in Hong Kong by PAMHK are also registered in Macau with the Monetary Authority of Macau.

        BOCI-Prudential Asset Management Limited ("BOCIP"), incorporated in Hong Kong, is a joint venture between Prudential Corporation Holdings Limited (36 per cent) and BOCI Asset Management Limited (64 per cent). BOCIP is licensed with the HKSFC, and is authorized to carry out Type 1, Type 4, Type 5 (Advising on Futures Contracts), Type 6 (Advising on Corporate Finance) and Type 9 regulated activities in Hong Kong. It is also registered with the MPFA as a MPF corporate intermediary. BOCIP offers a comprehensive range of investment products, including MPF products, pension funds, retail unit trusts, institutional mandates and other advisory funds. It also offers private investors and institutional clients investment portfolios and charity fund management services. As one of the pioneers in the asset management industry in Hong Kong, BOCIP launched a series of capital guaranteed funds linked to various underlying indices or baskets of stocks with varying currencies and maturities, as well as certain exchange traded funds which are listed in Hong Kong.

        BOCI-Prudential Trustee Limited is a joint venture between Prudential Corporation Holdings Limited (36 per cent) and BOC Group Trustee Company Limited (64 per cent). The company is incorporated in Hong Kong and is an approved trustee under the MPFSO and an associated entity to the BOCIP under the SFO.

Japan

        PCA Asset Management Limited ("PCAAM") is registered with the Kanto Local Finance Bureau which is under the Financial Services Agency ("JFSA") to engage in (a) second financial instruments business, (b) investment management business, (c) investment advisory & agency business and

(d) ancillary business under the Financial Instruments and Exchange Act ("FIEA") which became effective as of September 30, 2007.

        PCAAM is a member of the Investment Trusts Association, Japan and also a member of the Japan Securities Investment Advisers Association. Both associations are self-regulatory bodies under FIEA. PCAAM is required to comply with the policies and regulations issued by these associations, which are authorized to conduct on and off-site inspection in addition to the inspection conducted by the Securities and Exchange Surveillance Commission which is part of FSA.

        Under its registration in respect of the second financial instruments business, PCAAM focuses on explaining the products and does not aim at the sale of Prudential's funds directly to investors. PCAAM hence does not set up or maintain customer accounts for purposes of investment in Prudential's funds or their settlement, which are to be opened at relevant distributors such as registered financial institutions and type one financial instruments business operators like securities companies. In 2010, PCAAM resolved to start an investment agency business to provide group companies with intermediary services to conduct investment advisory or discretionary agreement with a domestic asset management company for further business opportunity.

Korea

        Prudential conducts fund business in Korea through an indirect, wholly-owned subsidiary, PCA Asset Management Co. Ltd. The bodies responsible for the regulation of asset management companies, investment advisers and discretionary management companies are the Financial Services Commission ("FSC") and its executive arm, the Financial Supervisory Service ("FSS").

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

        PCA Securities Investment Trust Co., Ltd is registered as a SITE with the FSC. It is compulsory that all SITEs are members of the Securities Investment Trust and Consulting Association ("SITCA"), which is a self-regulatory organization ("SRO"). SITE and SICE may not commence business without being admitted as members of the Association. SITCA supports the regulatory and administrative operations entrusted to the SFB by adopting self-regulatory rules and overseeing self-regulation by its members, establishing a membership disciplinary framework and carrying out matters that the SFB has authorized it to handle, such as previewing product filing documents before submission for the SFB's final review. SITCA also acts as liaison between the SFB and its members for matters of business development.

        In 2010, the FSC issued a Circular which, among with other things, allows funds to invest in more types of financial instruments, including domestic managed futures funds, short type ETF, commodity ETF and warrants, and requests formalization of stress testing process for money market funds.

        In addition the FSC Circular announced the decrease of investment concentration (from 90% to 70%) in individual offshore funds by Taiwan investors.

        Further, in 2010, the FSC announced the amendments to the "Regulation Governing Offshore Funds" and "Regulations Governing the Public Offering of Securities Investment Trust Funds by Securities Investment Trust Enterprises" as follows:

  a.
  Both of the regulations prohibit offshore fund institutes, master agents, and SITEs from providing incentives (including but not limited to trailer fee, front-end load sharing, offsite staff training, etc.) beyond those agreed in the distribution agreement;

  b.
  Fund distributors (including SITEs, banks, securities firm, insurance companies) shall disclose to their customers the fee, reward, incentive, and any other benefits received from offshore fund institutes, master agents, or SITEs. The method of disclosure is to be proposed by SITCA (the business associate) and implemented within 6 months after the issuance of this amendment (by March 3, 2011).

China

        CITIC-Prudential Fund Management Company Limited, a joint venture between Prudential and CITIC Group (China International Trust and Investment Corporation), is regulated by the China Securities Regulatory Commission ("CSRC"). The CSRC supervises the establishment of fund management companies ("FMCs") and the launch of securities investment funds.

        The legislative framework of China's fund industry comprises the China Securities Investment Funds Law (the "Fund Law") and a set of ancillary regulations (the "Fund Regulations"). While the Fund Law and Fund Regulations spell out the rules and requirements which must be adhered to by all FMCs, the supervisory approach of CSRC, to a certain extent, is also principle based. The Chinese authorities aim to protect the legitimate rights and interests of investors and other relevant parties, and thereby to promote the healthy development of securities investment funds and securities markets.

        The CSRC has slowly started a process of deregulation. One major deregulation measure in 2010 was to lift the control of product approval, which enables the fund management companies to launch more fund products.

        The National People's Congress ("NPC"), China's top legislator, has begun the process of revising the Fund Law. The key proposed changes include registration of hedge funds, individual ownership of fund management companies, lifting of personal trading, and lifting of investment restrictions.

India

        ICICI Prudential Asset Management Company Limited ("the AMC"), a joint venture between Prudential and ICICI Bank Ltd., is approved by the Securities and Exchange Board of India ("SEBI") under SEBI (Mutual Funds) Regulations, 1996 to act as Investment Manager of ICICI Prudential Mutual Fund (the "Fund"). The Fund was set up as a Trust sponsored by Prudential (through its wholly owned subsidiary Prudential Corporation Holdings Ltd) and ICICI Bank Ltd. ICICI Prudential Trust Limited (the "Trust Company"), a company incorporated under the Companies Act 1956, is the Trustee to the Fund.

        Mutual funds in India are regulated by the guidelines and statutes promulgated under the SEBI (Mutual Funds) Regulations, 1996, the Indian Trusts Act, 1882, relevant provisions of the Companies Act 1956 and other applicable laws. Any change of control of the AMC by virtue of 10 per cent or more of voting rights in the AMC or the right to appoint a majority of directors entitled to exercise control of the AMC will require the prior approval of the SEBI and the grant of an option to unit holders to exit the Schemes at the prevailing net asset value without any exit load.

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

        SEBI, via its letter dated May 31, 2005, also conveyed that it had no objection to the AMC undertaking Advisory Services to Offshore Funds. The AMC has commenced the provision of Advisory Services.

        The AMC also received a mandate from the Central Board of Trustees, Employees Provident Fund Organization to act as a Portfolio Manager for the Funds of Employees Provident Fund, Staff Provident Fund and Pension and Gratuity Fund.

        In 2010, AMFI via its circulars (a) advised asset management companies to ensure that KYC formalities are carried out for all individual investors, irrespective of amount of investment, with effect from January 1, 2011, (b) recommended the operational guidelines to implement know your customer (KYC) for all individual investors, (c) advised non-acceptance of third party cheques which had to be implemented by AMCs by November 15, 2010 and (d) revised the criteria for reporting of suspicious transactions by mutual funds, with effect from July 1, 2010.

Singapore

        Prudential Asset Management (Singapore) Limited ("PAMS"), an indirect wholly owned subsidiary of Prudential plc, holds a Capital Markets Services ("CMS") license, to conduct the regulated activities of fund management and dealing in securities, issued by the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289. PAMS is also an exempt financial adviser under the Financial Advisers Act, Chapter 110. PAMS is included under the Central Provident Fund Investment Scheme ("CPFIS") and may manage unit trusts included under the CPFIS. In addition, PAMS is registered with the US Securities and Exchange Commission, under the Investment Advisers Act of 1940; the Financial Services Commission of South Korea, as a Cross border Investment Advisor under the Capital Market Consolidation Act and the Securities and Exchange Board of India ("SEBI") under the SEBI (Foreign Institutional Investors) Regulations, 1995. PAMS is also registered as a Foreign Institutional Investment with Japan's Financial Supervisory Authority. Further, PAMS is relying on the Class Order Exemption CO 03/1102 from the Australian Securities and Investments Commission for exemption from the need to hold an Australian financial services license for provision of services to wholesale clients in Australia.

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

        In January 2010, MAS issued a consultation paper on the proposed changes to the Regulatory Regime for Listed and Unlisted Investment Products. One of the proposals is the introduction of the Product Highlights Sheet ("PHS") requirement. MAS issued Guidelines on PHS on October 21, 2010.

        A PHS will be in a "Question & Answer" format prescribed by the MAS and will describe, among other things, the profile of customers a given product is suitable for, what the product invests in and what the risks are. The PHS must be provided to investors together with the prospectus before the sale of an investment product

        Specifically, the PHS Guidelines applies to new offers of unlisted Collective Investment Schemes ("CIS") for which prospectuses are lodged with MAS on or after March 1, 2011. The PHS Guidelines also apply to existing CIS with prospectuses that expire on or after March 1, 2011. For such CIS, the

PHS should be submitted to MAS when the updated prospectuses are lodged with MAS, regardless of the date of lodgment. New investment-linked life policy sub-funds submitted on or after March 1, 2011 need to comply with the PHS requirements. For existing investment-linked life policy sub-funds, there will be a one-year transition period for compliance with the PHS requirements. Insurers are required to prepare and submit the PHS for their existing investment-linked life policy sub-funds by November 30, 2011, to ensure that all existing investment-linked life policy sub-funds are in compliance by March 1, 2012.

        In addition, in April 2010, MAS issued a consultation paper on proposed changes to the regulatory regime for fund management companies (FMCs) and Exempt Financial Intermediaries affecting the categories under which FMCs are licensed.

        MAS conducted a consultation on the proposed amendments to the Code on Collective Investment Schemes in May / June 2010, which, among other things, have significant impact on investment guidelines and limits. The revised code was issued on April 8, 2011 and will come into effect on October 1, 2011 for all authorized schemes other than structured product funds. Structured product funds are allowed to comply with the revised code by April 1, 2012 or be grandfathered.

        In 2010, MAS conducted a "closed door" consultation on the proposed amendments to the Regulatory Capital Framework for Capital Markets Services Licensees. MAS indicated that an open consultation will follow after the "closed door" consultation. PAMS is currently subject to the Adjusted Net Capital Framework. Under the proposals in the consultation paper, PAMS would be subject to a risk-based capital framework. The proposals include changes to the computation of risk requirements and financial resources.

Malaysia

        Prudential Fund Management Berhad ("PFMB") was incorporated in November 2000 and is a wholly owned subsidiary of a Malaysian incorporated company, Nova Sepadu Sdn Bhd, which is in turn a subsidiary of Prudential.

        Prudential Al Wara' Asset Management Berhad ("WARA") was incorporated in June 2009 and is a wholly owned subsidiary of Prudential Corporation Holdings Limited. WARA is an Islamic Sharia compliant asset management company. Both PFMB and WARA are regulated by the Securities Commission (the "SC"), which is a statutory body formed under the Securities Commission Act 1993 ("SCA") which reports to the Minister of Finance. It has the power to investigate and enforce the areas within its jurisdiction. Among many other things, SC regulates all matters relating to unit trust schemes and supervises licensed persons dealing in assets and fund management activities and products. The Guidelines on Unit Trust Funds issued by the SC set out requirements with which any person intending to establish a unit trust fund in Malaysia and issue, offer or invite any person to subscribe or purchase units of a unit trust fund must comply. Underpinning all its functions is the SC's ultimate responsibility of protecting the investor. Apart from discharging its regulatory functions, the SC is also obliged by statute to encourage and promote the development of the securities and futures markets in Malaysia.

        Effective June 1, 2010, the Securities Commission Malaysia amended the Guidelines on Unit Trust Funds (GUTF) to facilitate a multi-class structure for unit trust funds, giving investors more flexibility as well as helping the growth of cross-border offerings of Malaysian unit trusts. A single unit trust fund is now able to offer multiple classes of units over a single investment pool, with each class of units capable of having different features with respect to the fees and charges imposed and the currency in which is the units are denominated.

        The amendments are also expected to facilitate the growth of cross-border offerings of Malaysian unit trust funds under the Mutual Recognition Agreements (MRAs) which the SC has signed with the Dubai International Financial Centre and Hong Kong. Investors holding foreign currencies can now invest directly into a class of units denominated in that foreign currency as opposed to converting their investment sum into in Malaysian Ringgit.

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

        Following the end of the consultation period on a number of proposed legislative changes, a new Collective Investment Law has been enacted in 2010 and the DFSA Rulebook has been amended (effective July 11, 2010). The most relevant change is that a foreign fund manager is allowed to manage local funds (with a fund administrator in the DIFC);

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

        The Ministry of Finance issued Circular 09/2010/TT-BTC on January 15, 2010 on public disclosures by public companies, listed companies, and fund management companies. The implications of this were to expand the scope of reportable events, to include "any thing that may affect the securities" price, rather than specifying only certain events.

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

Risk-based regulation

        The FSA employs a risk-based regulatory approach to supervision under the FSMA 2000 pursuant to which each regulated firm's risk is assessed by the FSA using a risk assessment methodology known as ARROW (Advanced, Risk-Responsive Operating Framework). This is a high-level review aimed at assessing the significance of a particular risk posing threats to the FSA's statutory objectives under the FSMA 2000. These objectives relate to maintaining market confidence, the protection and enhancement of the stability of the UK financial system, securing consumer protection and the reduction of financial crime.

        The ARROW framework, supported by a "close and continuous" relationship, is the core of the FSA's risk-based approach to regulation. Using this process, the FSA will consider the particular risks a firm might pose to its statutory objectives by assessing the impact and probability of particular risks materializing.

        Prudential is regarded by the FSA as a high impact firm in view of the nature and complexity of its business and as such generally receives ARROW assessments at least once in every two year regulatory period. The last ARROW assessment across Prudential (including Prudential UK) was conducted in July 2008, and the final letter setting out the results of the assessment and the accompanying Risk Mitigation Program which sets out the intended outcomes and follow-up work associated with the assessment was received by Prudential in December 2008. An updated version was provided (for both the Prudential Group and UK businesses) in October 2009. The next FSA ARROW visit for Prudential Group is scheduled to take place during 2011.

        Between ARROW visits, the FSA meets regularly with members of senior management and persons holding controlled functions to understand developing strategy and challenges and key issues arising and in particular any significant risks identified and how Prudential is mitigating these. This "close and continuous" supervision is supported by focused (relating to a firm or group) and themed (relating to the industry or market as a whole) visits where appropriate. In advance of discussions, the FSA request relevant mandatory management information at prescribed intervals, which helps to frame the agenda for these meetings.

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

New regulatory regime

        On May 25, 2010 it was announced that the UK government would be introducing legislation to give the Bank of England control of macro-prudential regulation and oversight of micro-prudential regulation. Following an HM Treasury consultation paper published on July 26, 2010, further detail on the proposals was set out in a second consultation paper published on February 17, 2011. The proposals envisage the FSA ceasing to exist in its current form and the establishment of three new regulators. The Financial Policy Committee (which will sit within the Bank of England) will be given responsibility for macro-prudential regulation and micro-prudential regulation will be overseen by the Prudential Regulation Authority (which will be a subsidiary of the Bank of England). The Financial Conduct Authority will also be established, separate from the Bank of England, and will have responsibility for conduct of business regulation in relation all authorized firms, the prudential regulation of firms not regulated by the Prudential Regulation Authority and it will also inherit the majority of the FSA's market regulatory functions.

        The FSA is currently preparing for transition to the new regulatory regime and has begun to introduce a shadow internal structure. The intention is for the new regulatory structure to be in place by the end of 2012.

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

        In the wake of the recent financial crisis, the FSA has announced, and has followed, a new strategy of "intensive supervision" and a move to what it has described as "outcomes-focused regulation". This has been coupled with a publicly announced strategy of "credible deterrence", involving an increased focus on its enforcement activities.

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

Regulation applicable to the Prudential's insurance and investment businesses

Supervision of management and change of control of authorized firms

        The FSA closely supervises the management of authorized firms through the "approved persons" regime, under which any appointment of persons who hold a "controlled function" including functions that enable the exercise of significant influence over an authorized firm must be pre-approved by the FSA.

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

        "Control" for these purposes includes a holding of 10 per cent or more in the share capital or voting power of an authorized firm or its parent undertaking or a holding of shares or voting power of an authorized firm or its parent undertaking as a result of which a person is able to exercise significant influence over the management of the authorized firm. When determining a person's level of control, that person's holding of shares or entitlement to exercise voting power will be aggregated with the holdings or entitlements of any person with whom he is "acting in concert". A person will be treated as increasing his control over an authorized firm, and therefore requiring further approval from the FSA, if the level of his shareholding or entitlement to voting power in the authorized firm or, as the case may be, its parent undertaking, increases by any threshold step. The threshold steps occur on the acquisition of 10 per cent, 20 per cent, 30 per cent and 50 per cent of the shares or voting power in an authorized firm or its parent undertaking.

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

Intervention and enforcement

        The FSA has extensive powers to investigate and intervene in the affairs of an authorized firm. The FSMA 2000 imposes on the FSA statutory obligations to monitor compliance with the requirements imposed by, and to enforce the provisions of the FSMA 2000, related secondary legislation and the rules made thereunder.

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

        The scope and range of obligations imposed on an authorized firm under the Conduct of Business Rules varies according to the scope of its business and the range of its clients. Generally speaking, however, the obligations imposed on an authorized firm by the Conduct of Business Rules will include the need to categorize its clients according to their level of sophistication, provide them with information about the firm, meet certain standards of product disclosure, ensure that promotional material which it produces is clear, fair and not misleading, assess suitability when advising on certain products, manage conflicts of interest, report appropriately to its clients and provide certain protections in relation to client assets.

Treating Customers Fairly

        The FSA's Treating Customers Fairly initiative ("TCF") is an important example of its principles-based approach to regulation. This initiative is based upon Principle 6 of the FSA's Principles for Businesses (that a firm must pay due regard to the interests of its customers and treat them fairly).

        Although the FSA has, with the exception of rules relating to with-profits policyholders, refrained from making detailed rules on how to comply with TCF, it has published a number of case studies providing an indication of its expectations of authorized firms in the areas of product development, complaints handling, financial promotions and systems and controls. TCF assessments of firms are incorporated into the ARROW assessment process.

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

The Financial Ombudsman Service

        Authorized firms must have appropriate complaints handling procedures and the principles of complaints handling are defined in the FSA Handbook. However, once these procedures have been exhausted, qualifying complainants may turn to the Financial Ombudsman Service which is intended to provide speedy, informal and cost-effective dispute resolution of complaints made against authorized firms by individuals and small-business customers. The Ombudsman is empowered to order firms to pay fair compensation for loss and damage and may order a firm to take such steps as the Ombudsman determines to be just and appropriate in order to remedy a complaint. The Financial Ombudsman Service is funded by levies and case fees payable by businesses covered by the Ombudsman.

The Financial Services Compensation Scheme ("FSCS")

        The FSCS is intended to compensate individuals and small businesses for claims against an authorized firm where the authorized firm is unable or unlikely to be able to meet those claims (generally, when it is insolvent or has gone out of business). The scheme is divided into five "classes": of deposits, investments, insurance mediation, insurance business (life and general) and home finance, reflecting the different kinds of business undertaken by authorized firms. The scheme is funded by contributions from industry participants referable to the particular class and sub-classes within each class, so as to minimize cross-subsidy between authorized persons whose businesses are not similar.

        Defaults by investment advisers have resulted in additional levies on the sub-classes to which Prudential is exposed by virtue of M&G. Furthermore, defaults by a number of deposit-takers in 2007 and 2008 led to large payouts by the FSCS, which have been funded mainly by obtaining loans from the Bank of England which were later refinanced by HM Treasury. The outstanding principal on HM Treasury loan is due to be repaid from 2012. A repayment schedule will be agreed between the FSCS and HM Treasury based on market conditions closer to the time and although repayments may be funded by the "general pool" (which is in part funded by levies on the Insurance class in which Prudential sits) current indications are that recoveries from the various defaulting firms will, in large part, be sufficient to repay the outstanding loan. This reduces the possibility that repayments will be funded by the "general pool".

        The FSA had commenced a comprehensive review of the FSCS funding model but, in November 2010, postponed its consultation due to uncertainty attributable to changes to implementation of the new UK regulatory regime described above and EU Directives currently under consultation relevant to the funding of such compensation schemes.

Regulation of insurance business

        Effecting and carrying out contracts of insurance as principal are regulated activities for the purposes of the FSMA 2000, and the carrying on of such regulated activities is referred to as insurance business. Some of the Company's subsidiaries, including PAC, Prudential Annuities Limited, Prudential Retirement Income Limited, Prudential Pensions Limited and Prudential Holborn Life Limited carry on insurance business in the United Kingdom with the permission of the FSA and are regulated by the FSA under the FSMA 2000.

Conduct of business requirements for insurance business

        The Conduct of Business rules issued by the FSA apply differing requirements to the sale of general and long-term insurance contracts, as well as applying certain requirements to transactions in other designated investments. Authorized firms which advise and sell to retail customers packaged products such as life insurance policies are subject to detailed conduct of business obligations relating to product disclosure, assessment of suitability, the range and scope of the advice which the firm provides, and fee and remuneration arrangements.

        The FSA launched the Retail Distribution Review (the "RDR") in 2006 with the specific aim of improving the retail investment market. In June 2009 the FSA published a consultation paper containing proposals for implementing the RDR with proposals seeking to: (i) improve the clarity with which firms describe their services to consumers; (ii) address the potential for adviser remuneration to distort consumer outcomes; and (iii) increase the professional standards of advisers. In relation to the first two elements of the RDR, on March 26, 2010 the FSA published a policy statement presenting final rules. These rules include requiring firms to describe services as either "independent" or "restricted" and updating the FSA's rules on what is expected of a firm that describes its advice as being independent. The FSA is also proceeding with proposals to introduce a system of "Adviser Charging", which will involve all firms that give investment advice to retail clients setting their own charges. Once the rules come into effect, adviser firms will no longer be able to receive commissions set by product providers in return for recommending their products, but will have to operate their own charging tariffs in accordance with the FSA's new rules. In relation to the third element of the RDR (increasing the professional standards of advisers), on January 20, 2011, the FSA published a policy statement detailing new reporting and notification requirements and initial and on-going knowledge and accreditation requirements.

        The changes introduced by the RDR will have broad-ranging impact on Prudential, including requiring significant system changes, affecting decisions as to which products Prudential offers and the pricing of those products as well as expanding UK regulatory reporting requirements.

        With limited exceptions for small businesses, the proposals are expected to take effect at the end of 2012.

Capital requirements for insurers

        The FSA's rules which govern the prudential regulation of insurers are found in INSPRU, GENPRU and the Interim Prudential Sourcebook for Insurers ("IPRU (INS)"). Overall, the requirements of GENPRU are intended to align the capital adequacy requirements for insurance businesses more closely with those of banking and investment firms and building societies, for example, by addressing tiers of capital, rather than looking at net admissible assets. Solvency II, described further below, is the European Commission's project to reform prudential regulation of European Union insurers. A framework directive for the new regime was approved by the European Parliament on April 22, 2009, the final text was adopted by the European Council on November 10, 2009 and the planned implementation date for the regime was October 31, 2012. Subsequently there have been proposals (as discussed below in relation to the Omnibus II proposal) to delay the implementation date to January 1, 2013.

        The FSA's rules require an insurer to prepare and submit to the FSA its own assessment of its capital requirements, known as an individual capital assessment ("ICA"), based on the risks it faces. The FSA will review the ICA in order to form its own view of a firm's capital requirements. If the FSA disagrees with a firm's capital requirement assessment, it will issue individual capital guidance ("ICG") which it can impose as a requirement.

        The rules also require that insurance companies maintain assets sufficient to meet the relevant capital requirement at all times in respect of both long-term insurance and general insurance business undertaken by the company. The calculation of such capital requirements would be dependent on the type and amount of insurance business a company writes. The method of calculation of the capital requirement is set out in GENPRU and the level of an insurer's capital resources is also determined in accordance with the rules set out in that Sourcebook. Failure to maintain the required capital resources requirement is one of the grounds on which wide powers of intervention conferred upon the FSA may be exercised.

        Under the rules in GENPRU, an insurer must hold capital resources equal at least to the Minimum Capital Requirement (the "MCR"). Insurers with with-profits liabilities of £500 million or more must hold capital equal to the higher of MCR and the Enhanced Capital Requirement (the "ECR"). The ECR is intended to provide a more risk responsive and "realistic" measure of a with-profits insurer's capital requirements, whereas the MCR is broadly speaking equivalent to the previously required minimum margin under the IPRU (INS) and satisfies the current minimum EU standards.

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

        In December 2010, the FSA introduced new rules that require banks, building societies, insurers and investment firms to undertake reverse stress testing. Reverse stress testing is intended to be separate but complementary to the existing range of stress tests that firms are required to undertake, and is aimed at further improving the understanding of the risks faced by firms. Firms must identify and assess scenarios most likely to cause their current business models to become unviable, being the point at which the market loses confidence in the firm and noting that this is likely to be before the exhaustion of capital resources. Reverse stress testing requires firms to work backwards from an assumed point of business model failure, to identify the stress scenarios that could result in such adverse outcomes. Each firm must then consider whether the likelihood of these scenarios, taking into account likely management actions, is consistent with its risk appetite and, if not, must initiate actions to address any inconsistencies. Prudential incorporated reverse stress testing capability into its existing structure of stress tests and risk management tools by the implementation deadline of December 14, 2010.

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

Treating Customers Fairly and with-profits business

        One of the areas of focus of the FSA's TCF initiative has been with-profits business. The FSA has issued specific rules on this area in relation to with-profits policyholders, which address, among other things, the costs charged to a with-profits fund by the firm managing the fund; penalties and charges levied on policyholders who surrender their policies early, the need for funds to be managed with the objective of ensuring that maturity payouts fall within a target range set for the fund; and the provision of information to with-profits policyholders or potential policyholders in a format that they can more readily understand—through the introduction of "Consumer Friendly Principles and Practices of Financial Management" ("CFPPFMs").

        On February 24, 2011 the FSA published a Consultation Paper which presented proposals for a range of changes to rules and guidance concerning the operation of with-profits funds. The consultation encompasses a number of areas, principally conflicts of interest with the potential to prejudice with-profits policyholders; the fair treatment of with-profits policyholders in mutually-owned funds; the terms on which new business may be written; by with-profits insurers; communications and planning surrounding material reductions in new business; the application of market value reductions; the use of with-profits funds to make strategic investments; charges made to with-profits funds; the removal of the ability of firms to reattribute excess surplus; rules surrounding reattribution of inherited estates; and changes to the rules surrounding corporate governance (such as rules in relation to the composition of with-profits committees).

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

        As lead supervisor of Prudential under the IGD, the FSA supervises Prudential on a group basis in addition to supervising the UK insurance companies within Prudential individually. This is referred to in the IGD as supplementary supervision and encompasses such matters as general supervision over intra-group transactions (including, inter alia, loans, guarantees and off-balance sheet transactions, investments, reinsurance, retrocession and cost sharing agreements), group risk management processes and internal control mechanisms, and reporting and accounting procedures. In accordance with the IGD, the FSA requires the calculation of group capital resources on a consolidated basis and requires that such group capital resources are equal to or in excess of Prudential's group capital resources requirement (each as calculated in accordance with INSPRU). As lead supervisor of Prudential under the IGD, the FSA also plays a coordinating role amongst EU regulators under the IGD. Due to the geographically diverse nature of Prudential's operations, the application of these requirements to Prudential is complex. In particular, for the purposes of calculating the group capital requirement and actual group capital resources under INSPRU, for many of the Asian operations, the assets, liabilities and capital requirements have to be recalculated based on FSA regulations as if the companies were directly subject to FSA regulation.

New EU solvency framework

        The European Commission is continuing to develop a new prudential framework for insurance companies, "the Solvency II project" that will update the existing life, non-life, re-insurance and insurance group's directives. The main aim of this framework is to ensure the financial stability of the insurance industry and protect policyholders through establishing solvency requirements better matched to the true risks of the business. Solvency II adopts a three-pillar approach to prudential regulation which is similar to the "Basel II" approach which has already been adopted in the banking sector in Europe. The pillars are quantitative requirements (Pillar 1); qualitative requirements (Pillar 2); and supervisory and reporting disclosure (Pillar 3).

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

        Solvency II is being developed in accordance with the Lamfalussy four-level process. The "Level 1" directive was formally approved by the European Parliament on April 22, 2009 and the final text was adopted by the European Council on November 10 2009 and sets out a framework which will be supplemented by further and more detailed technical implementing measures at "Level 2". Although the process is expected to change following proposals made in the draft Omnibus II Directive (discussed below), currently, at "Level 3", non-binding standards and guidance will be agreed and, at "Level 4", the European Commission will monitor compliance by Member States and take enforcement action as necessary.

        On January 19, 2011 the European Commission published the draft Omnibus II Directive, This draft directive proposes a number of amendments to the existing "Level 1" Solvency II directive including to take account of the Lisbon Treaty and the new EU supervisory architecture which is currently being implemented within the EU. The latter has included. the establishment of the European Insurance and Occupational Pensions Authority (EIOPA) as the successor to the Committee of European Insurance and Occupational Pensions Supervisors (CEIOPS) Omnibus II would define the scope of EIOPA's powers in the context of the Solvency II regime, including its powers to resolve disagreements amongst national supervisors and to act as a coordinator in "emergency situations". The proposed amendments also define the areas in which draft technical standards may be developed by EIOPA and then be made binding by the European Commission (which would go beyond the non-binding standards and guidance currently to be agreed at "Level 3") and an expanded role for EIOPA in monitoring compliance by Member States.

        The opportunity has also been taken in the draft Omnibus II Directive to develop Solvency II in a number of areas unrelated to EIOPA or the Lisbon Treaty. These include extending the date of Solvency II's implementation to January 1, 2013 and authorizing the European Commission to implement transitional measures in certain areas, (subject to specified maximum periods). The areas in which transitional measures can be adopted include a framework within which third country insurance and reinsurance prudential and supervisory regimes that do not meet the criteria for "equivalence" on the implementation of Solvency II may still be treated as equivalent during a transitional period of up to five years thereafter.

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

        On December 8, 2010 the European Commission launched a public consultation on MiFID, which closed on February 2, 2011. The consultation covered a range of issues including: addressing developments in market structures and, in particular, new trading venues, participants and products entering the market since MiFID was introduced; improvements to pre- and post-trade transparency in EU equity markets (including in relation to "dark pools"), and new measures on pre- and post-trade transparency in non-equity markets; improvements to the availability, quality and consolidation of trading data; measures specific to commodity derivative markets; clarifications and extensions to transaction reporting; investor protection; and further changes to the supervision of various activities, particularly in light of the new European supervisory architecture.

        The European Commission currently plans to adopt a legislative proposal for amending MiFID on June 1, 2011. The proposals will then pass to the European Parliament and the Council for consideration.

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

Alternative Investment Fund Managers Directive (AIFMD)

        The European Parliament agreed the Alternative Investment Fund Managers Directive, a directive designed to regulate private equity and hedge funds, in November 2010. Implementation of the directive by national regulators is expected to be completed by mid-2013. The European Securities and Markets Authority (ESMA) is due to provide advice to the European Commission on the detailed rules at Level 2 which will implement the Directive. ESMA issued a consultation on possible implementation measures in April 2011 and its formal advice is expected in Summer 2011.

        Many of Prudential's early concerns regarding the impact of the directive have been allayed with the agreement of its final text, however the way in which the regime established under the Directive operates in practice will in large part be determined by the Level 2 (legislation) and Level 3 (guidance) measures to be adopted by the European Commission and ESMA before the Directive comes into force. Further clarification is awaited by Prudential, in particular, regarding delegation to non EU regulated entities and the rules relating to the precise identification of an alternative investment fund manager under the Directive.

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

        Insurance regulatory authorities in the jurisdictions in which Jackson does business require it to file detailed quarterly and annual financial statements and these authorities have the right to examine its operations and accounts. In addition, Jackson is generally subject to federal and state laws and regulations that affect the conduct of its business. New York and Michigan require their state insurance authorities to conduct an examination of an insurer under their jurisdiction at least once every five years. The New York insurance authorities completed a triennial examination of Jackson National Life of New York in 2010 for the examination period of January 1, 2006 through December 31, 2008. Michigan insurance authorities completed an examination of Jackson in 2010 for the period January 1, 2005 through December 31, 2008. There were no material findings in the final examination reports issued by the Michigan and New York authorities.

        Jackson's ability to pay shareholder dividends is limited under Michigan insurance law. The Commissioner of the Michigan Office of Financial and Insurance Regulation (the "Michigan Insurance Commissioner") may limit, or not permit, the payment of shareholder dividends if the Michigan Insurance Commissioner determines that an insurer's surplus, as regards policyholders, is not reasonable in relation to its outstanding liabilities and is not adequate to meet its financial needs as required by Michigan insurance law. Jackson must report any shareholder dividends to the Michigan Insurance Commissioner before they can be paid. In the case of an extraordinary shareholder dividend or distribution, an insurer may not pay the dividend or distribution until 30 days after the Michigan Insurance Commissioner has received notice of the declaration and has not disapproved, or has approved, the payment within that period. For this purpose, an extraordinary dividend or distribution means any dividend or distribution of cash or other property where the fair market value, together with that of other dividends or distributions that an insurer made within the preceding twelve months, exceeds the greater of 10 per cent of the insurer's surplus, as regards policyholders as of December 31, of the immediately preceding year, or the net gain from operations of the insurer, not including realized capital gains, for the prior year. In 2008, 2009 and 2010, Jackson paid shareholder dividends of US$313.1 million, US$250.0 million, and US$275.0 million, respectively.

        State regulators also require prior notice or regulatory approval of changes in control of an insurer or its holding company and of certain material transactions with affiliates. Under New York and Michigan insurance laws and regulations, no person, corporation or other entity may acquire control of an insurance company or a controlling interest in any parent company of an insurance company, unless that person, corporation or entity has obtained the prior approval of the regulator. For the purpose of each of New York and Michigan law, any person acquiring, directly or indirectly, 10 per cent or more of the voting securities of an insurance company is presumed to have acquired "control" of the company. To obtain approval of any change in control, the proposed acquirer must file an application with the New York Superintendent of Insurance or the Michigan Insurance Commissioner, as appropriate. This application requires the proposed acquirer to disclose, among other information, its background, financial condition, the financial condition of its affiliates, the source and amount of funds by which it will effect the acquisition, the criteria used in determining the nature and amount of consideration to be paid for the acquisition, proposed changes in the management and operations of the insurance company and other related matters. The Michigan Insurance Commissioner can grant an exemption from filing an application if an acquisition does not have the effect of changing or influencing control.

Guaranty associations and similar arrangements

        Each of the 50 states of the United States, the District of Columbia and the Commonwealth of Puerto Rico has laws requiring insurance companies doing business within their jurisdictions to participate in various types of guaranty associations or other similar arrangements. These associations and arrangements provide certain levels of protection to policyholders from losses under insurance policies issued by insurance companies that become impaired or insolvent. Typically, these associations levy assessments, up to prescribed limits, on member insurers on a basis that is related to the member insurer's proportionate share of the business in the relevant jurisdiction of all member insurers in the lines of business in which the impaired or insolvent insurer is engaged. Some jurisdictions permit member insurers to recover assessments that they paid through full or partial premium tax offsets, usually over a period of years. Prudential estimated its reserve for future guarantee fund assessments for

Jackson to be £15.4 million (US$24.9 million) at December 31, 2009. Prudential estimated its reserve for future guarantee fund assessments for Jackson to be £15.9 million (US$24.9 million) as December 31, 2010. The Prudential Group believes this reserve to be adequate for all anticipated payments for known insolvencies.

Asset valuation reserve

        State regulators generally require that insurers establish an asset valuation reserve that consists of two components: a "default component" to provide for future credit-related losses on fixed income investments and an "equity component" to provide for losses on all types of equity investments. The asset valuation reserve establishes statutory reserves for fixed maturity securities, equity securities, mortgage loans, real estate, derivative instruments and other invested assets. The reserve is designed to provide for a normalized level of future losses based on the credit rating of each individual investment. The level of reserves is based on both the type of investment and its rating. Contributions to the reserve may result in a reduction in Jackson's unassigned surplus, which, in turn, may reduce funds available for shareholder distributions. The extent of the impact of the asset valuation reserve on Jackson's statutory surplus depends in part on the future composition of the investment portfolio.

Interest maintenance reserve

        State regulators generally require that insurers establish an interest maintenance reserve to defer non-credit-related realized capital gains and losses, net of taxes, on fixed income investments (primarily bonds, derivative instruments and mortgage loans) which are amortized into net income over the estimated remaining periods to maturity of the investments sold and to defer material gains or losses, net of taxes, resulting from market value adjustments on policies and contracts backed by assets carried at book value. The extent of the impact of the interest maintenance reserve on earnings and surplus depends on the amount of future interest rate-related realized capital gains and losses on fixed maturity investments and deferred gains or losses resulting from market value adjustments on policies and contracts backed by assets that are valued at book value.

The National Association of Insurance Commissioners ratios

        On the basis of statutory financial statements that insurers file with state insurance regulators, the National Association of Insurance Commissioners annually calculates 12 financial ratios to assist state regulators in monitoring the financial condition of insurance companies. A usual range of results for each ratio is used as a benchmark and departure from the usual range on four or more of the ratios can lead to inquiries from individual state insurance departments. In 2009 and 2010, all of Jackson's ratios fell within the usual range.

Policy and contract reserve sufficiency analysis

        State insurance laws require life insurance companies to conduct annually an analysis of the sufficiency of its life and annuity reserves. A qualified actuary must submit an opinion that states that the reserves, when considered in the light of the assets that an insurance company holds with respect to such reserves, make good and sufficient provision for the associated contractual obligations and related expenses of the insurance company. If a qualified actuary cannot provide such an opinion, then the insurance company must set up additional reserves by moving funds from surplus. The 2010 opinion has been submitted to the Michigan Office of Financial and Insurance Regulation without any qualifications.

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

        Jackson has received approval from the Michigan Office of Financial and Insurance Regulation regarding the use of a permitted accounting practice. This permitted practice allows Jackson to carry certain interest rate swaps at book value as if statutory hedge accounting were in place instead of at fair value as would have been otherwise required. The permitted practice is effective December 31, 2010 and expires October 1, 2011, unless extended by the Michigan Insurance Commissioner. The effects of this permitted practice may not be considered by Jackson when determining the surplus available for dividends, nor the nature of dividends as ordinary or extraordinary.

Risk-based capital

        The National Association of Insurance Commissioners has developed risk-based capital standards for life insurance companies as well as a model act for state legislatures to enact. The model act requires that life insurance companies report on a combination of formula-based and model-based standards. The model-based standard is primarily used to evaluate market risk for variable annuities, while the formula-based standard applies generally to all products and is comprised of factors applied to various asset, premium, and reserve items. The risk-based capital formula takes into account the risk characteristics of a company, including asset risk, insurance risk, interest rate risk, market risk and business risk. The National Association of Insurance Commissioners designed the formula as an early warning tool to identify potentially inadequately capitalized companies for purposes of initiating regulatory action. The National Association of Insurance Commissioners intended the formula as a regulatory tool only and did not intend it as a means to rank insurers generally. The model act imposes broad confidentiality requirements on those engaged in the insurance business (including insurers, agents, brokers and others) and on state insurance departments as to the use and publication of risk-based capital data.

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

        At December 31, 2010, the Company's total adjusted capital under the National Association of Insurance Commissioners' definition substantially exceeded Michigan minimum capital standards.

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

USA Patriot Act

        The USA Patriot Act, enacted in 2001, includes numerous provisions designed to fight international money laundering and to block terrorist access to the US financial system. The US Treasury Department has issued a number of regulations implementing the Patriot Act that apply certain of its requirements to financial institutions including broker dealers and insurance companies. Among other things, the regulations impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing. Jackson and, to the extent applicable, certain of its affiliates, have established policies and procedures to ensure compliance with the Patriot Act's provisions and the Treasury Department regulations.

Securities laws

        Jackson, certain of its affiliates and certain policies and contracts that Jackson issues are subject to regulation under the federal securities laws administered by the US Securities and Exchange Commission ("the SEC").

        The primary intent of these laws and regulations is to protect investors in the securities markets and generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the conduct of business for failure to comply with such laws and regulations and (in the case of broker-dealers) to impose capital and related requirements. Jackson may also be subject to similar laws and regulations in the states in which it provides investment advisory services, offers the products described above or conducts other securities-related activities.

        Jackson National Asset Management, LLC ("JNAM") is registered with the SEC as an investment adviser pursuant to the Investment Advisers Act of 1940, as amended (the "Investment Advisers Act"). JNAM is registered as a transfer agent pursuant to the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"). The investment companies (mutual funds) for which JNAM serves as an investment adviser are subject to SEC registration and regulation pursuant to the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended (the "Investment Company Act"). In addition, each variable annuity and variable life product sponsored by Jackson is subject to SEC registration and regulation pursuant to the Securities Act and the Investment Company Act, and applicable state insurance and securities laws. Each variable annuity and variable life product is organized as separate accounts that are unit investment trusts.

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

        Jackson National Life Distributors LLC is registered as a broker-dealer with the SEC pursuant to the Securities Exchange Act, and is registered as a broker-dealer in all applicable states. In addition, Jackson National Life Distributors LLC is a member firm of the FINRA.

        National Planning Holdings, Inc. ("NPH") owns four retail-broker dealers, being IFC Holdings, Inc. (doing business as INVEST Financial Corporation) ("IFC"), Investment Centers of America, Inc ("ICA"), National Planning Corporation ("NPC") and SII Investments, Inc. ("SII"). These entities are registered as broker-dealers, investment advisers, and insurance agencies (or affiliated with insurance agencies), and are licensed and qualified to transact business pursuant to their respective registration on licensure with the SEC and state securities and insurance authorities, and membership with FINRA and the Municipal Securities Rulemaking Board. NPC, SII, and ICA are also members of the National Futures Association ("NFA"). Membership of the NFA is required for commodities and futures trading.

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

Financial services regulatory and legislative issues

        In the US, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), which represents a comprehensive overhaul of the financial services industry within the United States, was enacted in July 2010. The full impact of the Dodd-Frank Act on Prudential's businesses is not currently clear, however, as many of its provisions have a delayed effectiveness and/or require rulemaking by various US regulators over the coming years.

        The Dodd-Frank Act vests a newly created Financial Services Oversight Council with the power to designate "systemically important" institutions, which will be subject to special regulatory supervision and other provisions intended to prevent, or mitigate the impact of, future disruptions in the US financial system. If Prudential is designated as a systemically important institution, its US operations may be subject to heightened prudential standards to be promulgated and administered by the US Federal Reserve Board, including, among other things, heightened capital, leverage and liquidity standards, risk management requirements, concentration limits, resolution plans and stress tests, and potential discretionary requirements relating to contingent capital, enhanced public disclosure and short-term debt limits.

        Other changes in the Dodd-Frank Act include the creation of a new "Federal Insurance Office" within the Treasury Department that will, among other things, monitor (but not regulate) the insurance industry and, conduct a study of how to improve insurance regulation in the United States; discretionary authority for the SEC to impose a harmonized standard of care for investment advisers and broker-dealers which provide personalized advice about securities to retail customers; and requiring that certain derivatives be traded on registered exchanges and cleared through registered central counterparties.

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

        A coalition of national insurance and banking organizations has supported the introduction of US federal legislation that would allow insurance companies to obtain a federal charter as a regulatory alternative to a state charter. A coalition of insurers has also been formed that is opposed to the so-called optional federal charter. Prudential cannot predict whether any federal charter or any other federal (or state) legislative initiative to change the nature or scope of the regulation of the insurance industry will be enacted into law.

        Federal and state regulators have focused on the mutual fund, fixed-index annuity and insurance product industries including the broker-dealer system. As a result of publicity relating to widespread perceptions of industry abuses, including fraudulent and anti-competitive practices among insurance brokers and mutual funds, there have been numerous regulatory inquiries and proposals for legislative and regulatory actions that could affect the operations and management of market participants. It is difficult to predict at this time whether changes resulting from industry investigations and/or new laws and regulations will affect the Group's insurance or investment management businesses, and, if so, to what degree.

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

 Introduction

        Prudential is an international retail financial services group with significant operations in Asia, the US and the UK. Prudential serves over 25 million customers and has £340 billion of assets under management. Prudential is structured around four main business units: Prudential Corporation Asia, Jackson, Prudential UK and M&G.

        Prudential is a leading life insurer in Asia operating in 12 markets. Prudential is in the top three for market share of new business in Hong Kong, India, Indonesia, Malaysia, Singapore, the Philippines and Vietnam. In Asia Prudential provides a comprehensive range of savings, protection and investment products tailored to meet customers' needs in each market. Prudential's Asian asset management business manages investments across a broad range of asset classes for internal, retail and institutional clients. Prudential is one of the region's leaders of Asian sourced assets under management. Prudential is also the largest onshore mutual fund manager in Asia.

        Jackson is one of the largest life insurance companies in the US, providing retirement savings and income solutions to more than 2.8 million customers. Jackson is also one of the top three providers of variable annuities in the US. Founded 50 years ago, Jackson has a long and successful record of providing advisers with the products, tools and support to design effective retirement solutions for their clients.

        Prudential UK is a leading life and pensions provider to approximately seven million customers in the United Kingdom. Prudential believes that its expertise in areas such as longevity, risk management and multi-asset investment, together with its financial strength and highly respected brand, means that the business is strongly positioned to continue pursuing a value-driven strategy built around our core strengths in with-profits and annuities.

        M&G is Prudential's UK and European fund management business with total company and external assets under management of £198 billion (at December 31, 2010). M&G has been investing money for individual and institutional clients for 80 years. It is one of Europe's largest active investment managers.

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

General economic and market conditions

        2010 was a good year for the Group in uncertain conditions as global economies emerged from the financial crisis. Prudential believes these results demonstrate that the Group is maximizing the growth opportunities of its high quality franchises in Asia, the United States, and the United Kingdom. Prudential remains disciplined in its approach of optimizing value and is very focused on improving the quality of its earnings.

        Particular features for the Prudential's geographic areas of operations are shown below:

Asia

        The Asian economies continue to lead the world in terms of current and prospective growth and it is clear that Asia's historic reliance on exports is increasingly balanced with rapidly growing domestic consumption. Across the region Prudential is seeing major demographic and socioeconomic changes—with the emergence of a sizeable and growing middle class. The Asian Development Bank estimates that there are now over 1.9 billion middle class Asians, a threefold increase since 1990 and this means that, within a generation, hundreds of millions of households in the region have ascended from poverty to living standards and lifestyle aspirations that are consistent with those seen in Western Europe and the US. These are urbanized households that are smaller, that are better educated, that want good quality housing, consumer goods, access to good medical services, transport, holidays, entertainment, education, to provide a quality of life for their children that is better than the one they had and not least to have a long life with a comfortable retirement.

        Household savings rates in Asia have historically been multiples of those in the UK and US and in markets where little exists in the way of state backed social security benefits or welfare support, the need to save in case of an unplanned life changing event such as a medical incident involving hospitalization is real and strong. As households have become wealthier the quantum of these emergency funds has increased materially, resulting in significant amounts of undeployed or under-deployed capital waiting to be brought into the formal economy as they migrate to insurance companies' and banks' balance sheets. Life insurance companies are ideally placed to provide some financial protection and security to household balance sheets.

        Although there will inevitably be some short-term fluctuations in demand for life insurance and asset management products as other factors come into play, the fundamental social and political drivers for growth in these sectors will continue to support long-term growth.

        In 2010, in line with its strategy, Prudential's core investment was in the fast growing and highly profitable markets of South-East Asia and Hong Kong and Singapore. Due to the long-term structural changes taking place in these economies, Prudential continues to believe it offers the most attractive opportunity in the global life insurance market today.

United States

        The United States is the world's largest retirement savings market. Each year, more of the 78 million baby boomers(1) reach retirement age, triggering a shift from savings accumulation to retirement income generation for more than $10 trillion of accumulated wealth over the next decade(2).

(1)
Source: US Census Bureau
(2)
Source: McKinsey

        During 2010, the US financial services industry continued to face many challenges. The recovery witnessed in the first quarter reversed in the second quarter but was more visible again in the third and fourth quarters. At half year, the S&P 500 index was down 7.6 per cent, 10-year Treasury rates had dropped below three per cent, swap rates had declined to near historic lows, AA corporate spreads had increased slightly and volatility had risen to levels more consistent with the first half of 2009. By year-end, the S&P 500 index was up 12.8 per cent for the year. 10-year Treasury rates, continued to decline through the third quarter before increasing in the fourth quarter, finished the year at 3.3 per cent, down from 3.9 per cent at the end of 2009. Swap rates also declined through the third quarter before rebounding slightly in the fourth quarter, although they still were near historic lows at year-end. Corporate AA spreads and volatility both declined through the second half of the year to fall below year-end 2009 levels.

        Prudential believes these unstable market conditions continue to provide a competitive advantage to companies with strong financial strength ratings and a relatively consistent product set. Companies that were hardest hit by the market disruption over the last few years are in general still struggling to regain market share as customers and distributors continue to seek product providers that offer consistency, stability and financial strength. Jackson continues to benefit significantly from this flight to quality as its financial strength ratings from the four primary rating agencies have remained unchanged for more than eight years. Through its financial stability and innovative products that provide clear value to the consumer, Jackson has enhanced its reputation as a high-quality and reliable business partner, with sales increasing as more advisers have recognized the benefits of working with Jackson.

        Jackson's strategy continues to focus on balancing volume and capital consumption for both variable and fixed annuities. Jackson continued to sell no institutional products during 2010, as available capital was directed to support higher-margin variable annuity sales.

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

United Kingdom

        The UK has a mature life and pensions market which is characterized by an ageing population—in particular, through two waves of baby-boomers born after World War II and in the 1960s—with wealth distribution significantly skewed and very much concentrated in the 45-74 age group. In this context, the retirement and near-retirement segments are highly attractive.

        UK consumers are insufficiently prepared as they will have to face increasingly long periods of retirement. This will result in longer working lives and a more flexible approach towards retirement. It will also mean that the baby-boomers will need to target their wealth on the provision of dependable retirement income. Prudential UK's expertise in areas such as longevity risk management and multi-asset investment, together with its financial strength and strong brand, mean that the business is strongly positioned in the retirement planning space with a particular focus on with-profits and annuities.

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

        In the United States, Jackson has been the subject of class action litigation which is discussed in more detail in Item 4 "Information on the Company—Business of Prudential—Legal Proceedings". Whilst the outcome of such matters cannot be predicted with certainty, Prudential believes that the ultimate outcome of such litigation and regulatory issues will not have a material adverse effect on Prudential's financial condition, results of operations, or cash flows. Changes in pension, financial services and tax regulation could have an impact on Prudential's results.

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

IFRS Critical Accounting Policies

        Prudential's discussion and analysis of its financial condition and results of operations are based upon Prudential's audited consolidated financial statements, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU). EU-endorsed IFRS may differ from IFRS as issued by the IASB if, at any point in time, new or amended IFRS have not been endorsed by the EU. As at December 31, 2010, there were no unendorsed standards effective for the three years ended December 31, 2010 affecting the consolidated financial information of Prudential, and there were no differences between IFRS endorsed by the EU and IFRS issued by the IASB in terms of their application to Prudential. Accordingly, Prudential's financial information for the three years ended December 31, 2010 is prepared in accordance with IFRS as issued by the IASB. It is Prudential's policy to adopt mandatory requirements of new or altered EU-adopted IFRS standards where required, with earlier adoption applied where permitted and appropriate in the circumstances.

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

        The critical accounting policies in respect of the items discussed below are critical for Prudential's results insofar as they relate to Prudential's shareholder-financed business. In particular, this applies for Jackson, which is the largest shareholder-backed business in Prudential. The policies are not critical in respect of Prudential's with-profits business. This distinction reflects the basis of recognition of profit and accounting treatment of unallocated surplus of with-profits funds as a liability.

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

        As at December 31, 2010, £4,573 million (2009: £5,557 million) of the financial investments (net of derivative liabilities) valued at fair value were classified as level 3. Of these, £866 million (2009: £1,684 million) are held to back shareholder non-linked business, and so changes to these valuations will directly impact shareholders' equity. Further details of the classification of financial instruments are given in note G1 to the consolidated financial statements in Item 18.

Determining impairments relating to financial assets

Available-for-sale securities

1.    Information regarding the 2010 and 2009 results

        Financial investments carried on an available-for-sale basis are represented by Jackson's debt securities portfolio. The consideration of evidence of impairment requires management's judgment. In making this determination the factors considered include, for example:

  •
  Whether the decline of the financial investment's fair value is substantial.

    A substantial decline in fair value might be indicative of a credit loss event that would lead to a measurable decrease in the estimated future cash flows.

  •
  The impact of the duration of the security on the calculation of the revised estimated cash flows.

    The duration of a security to maturity helps to inform whether assessments of estimated future cash flows that are higher than market value are reasonable.

  •
  The duration and extent to which the amortized cost exceeds fair value.

    This factor provides an indication of how the contractual cash flows and effective interest rate of a financial asset compares with the implicit market estimate of cash flows and the risk attaching to a "fair value" measurement. The length of time for which that level of difference has been in place may also provide further evidence as to whether the market assessment implies an impairment loss has arisen.

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

        The difference between the fair value and book cost for unimpaired securities accounted for as available-for-sale is accounted for as unrealized gains or losses, with the movements in the accounting period being accounted for in other comprehensive income.

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

        Impairment losses recognized on available-for-sale securities amounted to £124 million (2009: £630 million; 2008: £497 million). Of this amount, 90 per cent (2009: 86 per cent; 2008: 19 per cent) has been recorded on structured asset-backed securities, primarily due to reduced cash flow expectations on such securities that are collateralized by diversified pools of primarily below investment grade securities. Of the losses related to the impairment of fixed maturity securities the top five individual corporate issuers made up 32 per cent (2009: 11 per cent; 2008: 27 per cent) reflecting a deteriorating business outlook of the companies concerned. The impairment losses have been recorded in "investment return" in the income statement.

        In 2010, Prudential realized gross losses on sales of available-for-sale securities of £160 million (2009: £134 million; 2008: £184 million) with 45 per cent (2009: 60 per cent; 2008: 55 per cent), of these losses related to the disposal of fixed maturity securities of 15 (2009: five; 2008: six) individual issuers, which were disposed of as part of risk reduction programs intended to limit future credit loss exposure. Of the £160 million (2009: £134 million; 2008: £184 million), £99 million (2009: £6 million; 2008: £130 million) related to losses on sales of impaired and deteriorating securities.

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

        The unrealized losses in the US insurance operations statement of financial position on unimpaired securities are £370 million (2009: £966 million). This relates to assets with fair market value of £4,002 million (2009: £7,254 million) and a book value of £4,372 million (2009: £8,220 million) respectively.

(a) Fair value of securities as a percentage of book value

        The following table shows the fair value of the debt securities in a gross unrealized loss position for various percentages of book value as at December 31, 2010 and 2009. Book value represents cost/amortized cost of the debt securities.

	2010		2009
Fair value of securities as a percentage of book value	Fair value	Unrealized loss	Fair value	Unrealized loss
	(£ million)
Between 90 per cent and 100 per cent	3,390	(102)	5,127	(169)
Between 80 per cent and 90 per cent	273	(44)	1,201	(203)
Below 80 per centnote (d)	339	(224)	926	(594)

Total	4,002	(370)	7,254	(966)

        Included within the table above are amounts relating to sub-prime and Alt-A securities of:

	2010		2009
Fair value of securities as a percentage of book value	Fair value	Unrealized loss	Fair value	Unrealized loss
	(£ million)
Between 90 per cent and 100 per cent	98	(6)	102	(3)
Between 80 per cent and 90 per cent	55	(9)	160	(28)
Below 80 per centnote (d)	56	(25)	159	(88)

Total	209	(40)	421	(119)

(b) Unrealized losses by maturity of security

	2010 Unrealized loss	2009 Unrealized loss
	(£ million)
Less than 1 year	—	—
1 to 5 years	(6)	(29)
5 to ten years	(47)	(127)
More than ten years	(49)	(92)
Mortgage-backed and other debt securities	(268)	(718)

Total	(370)	(966)

(c) Age analysis of unrealized losses for the periods indicated

        The following table shows the age analysis for all the unrealized losses in the portfolio by reference to the length of time the securities have been in an unrealized loss position:

	2010			2009
Aged analysis of unrealized losses for the periods indicated	Non- investment grade	Investment grade	Total	Non- investment grade	Investment grade	Total
	(£ million)
Less than 6 months	(3)	(67)	(70)	(7)	(51)	(58)
6 months to 1 year	(2)	—	(2)	(25)	(59)	(84)
1 year to 2 years	(13)	(20)	(33)	(59)	(234)	(293)
2 years to 3 years	(27)	(55)	(82)	(125)	(199)	(324)
More than 3 years	(58)	(125)	(183)	(35)	(172)	(207)

Total	(103)	(267)	(370)	(251)	(715)	(966)

        At December 31, 2010, the gross unrealized losses in the statement of financial position for the sub-prime and Alt-A securities in an unrealized loss position were £40 million (2009: £119 million), as shown above in note (a). Of these losses £1 million (2009: £21 million) relate to securities that have been in an unrealized loss position for less than one year and £39 million (2009: £98 million) to securities that have been in an unrealized loss position for more than one year.

(d) Securities whose fair value was below 80 per cent of the book value

        As shown in the table (a) above, £224 million, of the £370 million of gross unrealized losses at December 31, 2010 (2009: £594 million of the £966 million of gross unrealized losses), related to securities whose fair value was below 80 per cent of the book value. The analysis of the £224 million

(2009: £594 million), by category of debt securities and by age analysis indicating the length of time for which their fair value was below 80 per cent of the book value, is as follows:

	2010		2009
Category analysis	Fair value	Unrealized Loss	Fair value	Unrealized Loss
	(£ million)
Residential mortgage-backed securities
Prime (including agency)	88	(39)	322	(153)
Alt-A	15	(4)	77	(33)
Sub-prime	41	(20)	82	(55)

	144	(63)	481	(241)
Commercial mortgage-backed securities	8	(29)	87	(86)
Other asset-backed securities	123	(105)	183	(188)

Total structured securities	275	(197)	751	(515)
Corporates	64	(27)	175	(79)

Total	339	(224)	926	(594)

        Age analysis of fair value being below 80 per cent for the period indicated:

	2010		2009
Age analysis	Fair value	Unrealized loss	Fair value	Unrealized loss
	(£ million)
Less than 3 months	—	(1)	153	(45)
3 months to 6 months	—	—	5	(3)
More than 6 months	339	(223)	768	(546)

Total	339	(224)	926	(594)

2.    Information regarding the position as at March 31, 2011

        On May 11, 2011, Prudential published its first quarter 2011 Interim Management Statement with the UK Listing Authority. This statement included details on the financial position as at March 31, 2011 in relation to Jackson's available-for-sale securities as follows:

Defaults, losses from sales of impaired and deteriorating bonds and write-downs for non-linked shareholder backed business

        In general, the debt securities of Jackson are purchased with the intention and the ability to hold them for the longer-term.

        The majority of Jackson's debt securities are classified as available-for-sale under IAS 39. Under this classification realized losses from defaults, sales of impaired and deteriorating bonds and write-downs are recorded in the income statement. Changes in unrealized appreciation and depreciation are recorded as a movement directly in other comprehensive income.

        Jackson continues to review its investments on a case-by-case basis to determine whether any decline in fair value represents an impairment and therefore requiring an accounting write-down. IFRS requires available-for-sale debt securities which are impaired to be written down to fair value through income statement.

        The defaults, losses on sales of impaired and deteriorating bonds (net of recoveries) and write-downs for the three months to March 31, 2011 were as follows:

	Defaults	Bond write downs	Losses on sales of impaired and deteriorating bonds (net of recoveries)
	(£ million)
Corporate debt securities	—	—	2
Residential mortgage backed securities
Prime	—	5	—
Alt-A	—	1	—
Sub-prime	—	—	—
Other	—	—	(4)

	—	6	(2)

        In addition to the impairments on the debt securities portfolio, Jackson incurred impairments of £9 million on its commercial mortgage book.

Debt securities in an unrealized loss position

        For Jackson's securities classified as available-for-sale under IAS 39, at March 31, 2011 there was a net unrealized gain position of £1,168 million. This amount comprised £1,478 million of gross unrealized gains and £310 million of gross unrealized losses on individual securities. Under IFRS unrealized losses are only applicable for securities which have not been impaired during the period. Securities impaired during the period are written down to fair value through the income statement in full. The table above shows the element of write downs in the first quarter of 2011. Included within the gross unrealized losses is £170 million for securities which are valued at less than 80 per cent of book value, of which eight per cent have been at this level for less than six months.

        IFRS requires securities to be carried at fair value, being the amount for which the security would be exchanged between knowledgeable, willing parties in an arm's length transaction. The best evidence of fair value is quoted prices in an active market, but if the market is not active then a valuation technique is used to establish fair value.

(a)
Movements in the values for the three months to March 31, 2011:

        Movements in the values of available-for-sale securities for the three months to March 31, 2011 are included in the table shown below:

		Changes reflected directly in shareholders' equity
	March 31, 2011	Movement in Quarter 1	Foreign exchange translation*	Quarter 1 including foreign exchange	December 31, 2010
	(£ million)
Assets fair valued at below book value
Book value	5,422	1,152	(102)	1,050	4,372
Unrealized loss	(310)	51	9	60	(370)

Fair value (as included in the balance sheet)	5,112	1,203	(93)	1,110	4,002

Assets fair valued at or above book value
Book value	18,864	(1,396)	(483)	(1,879)	20,743
Unrealized gain	1,478	(66)	(36)	(102)	1,580

Fair value (as included in the balance sheet)	20,342	(1,462)	(519)	(1,981)	22,323

Total
Book value	24,286	(244)	(585)	(829)	25,115
Net unrealized gain	1,168	(15)	(27)	(42)	1,210

Fair value (as included in the balance sheet)*	25,454	(259)	(612)	(871)	26,325

*
Balance sheet items for Jackson National Life have been translated at the closing rate for the period, being $1.60 at March 31, 2011. Jackson National Life income statement movements have been translated at the average exchange rate for the period, being $1.62 for three months to March 31, 2011.
(b)
Fair value of securities in an unrealized loss position as a percentage of book value:

(i)
Fair value of securities as a percentage of book value:

    The unrealized losses in the Jackson balance sheet on unimpaired securities at March 31, 2011 were £310 million (December 31, 2010: £370 million) relating to assets with fair market value and book value of £5,112 million (December 31, 2010: £4,002 million) and £5,422 million (December 31, 2010: £4,372 million), respectively.

    The following table shows the fair value of the securities in a gross unrealized loss position for various percentages of book value:

	Fair value	Unrealized loss	Fair value	Unrealized loss
	March 31, 2011	March 31, 2011	December 31, 2010	December 31, 2010
	(£ million)
Between 90 per cent and 100 per cent	4,630	(107)	3,390	(102)
Between 80 per cent and 90 per cent	203	(33)	273	(44)
Below 80 per cent	279	(170)	339	(224)

	5,112	(310)	4,002	(370)

  (ii)
  Fair value of sub-prime and Alt-A securities as a percentage of book value

    Included within the table above are amounts relating to sub-prime and Alt-A securities in a gross unrealized loss position for various percentages of book value of:

	Fair value	Unrealized loss	Fair value	Unrealized loss
	March 31, 2011	March 31, 2011	December 31, 2010	December 31, 2010
	(£ million)
Between 90 per cent and 100 per cent	90	(4)	98	(6)
Between 80 per cent and 90 per cent	73	(12)	55	(9)
Below 80 per cent	47	(22)	56	(25)

	210	(38)	209	(40)

(c)
Securities whose fair value were below 80 per cent of the book value:

        As shown in the table above, £170 million (December 31, 2010: £224 million) of the £310 million (December 31, 2010: £370 million) of gross unrealized losses at March 31, 2011 related to securities whose fair value were below 80 per cent of the book value. The age analysis for this £170 million (December 31, 2010: £224 million), indicating the length of time for which their fair value was below 80 per cent of the book value, is as follows:

	Fair value	Unrealized loss	Fair value	Unrealized loss
	March 31, 2011	March 31, 2011	December 31, 2010	December 31, 2010
	(£ million)
Less than 3 months	27	(14)	—	(1)
3 months to 6 months	—	—	—	—
More than 6 months	252	(156)	339	(223)

	279	(170)	339	(224)

        For securities valued at less than 80 per cent of book value, 78 per cent were investment grade. The analysis by category of debt securities whose fair value were below 80 per cent of the book value is as follows:

	Fair value	Unrealized loss	Fair value	Unrealized loss
	March 31, 2011	March 31, 2011	December 31, 2010	December 31, 2010
	(£ million)
RMBS
Prime	45	(20)	88	(39)
Alt-A	7	(3)	15	(4)
Sub-prime	40	(20)	41	(20)

	92	(43)	144	(63)
Commercial mortgage backed securities	9	(26)	8	(29)
Other asset backed securities	123	(79)	123	(105)

Total structured securities	224	(148)	275	(197)
Corporates	55	(22)	64	(27)

	279	(170)	339	(224)

Assets held at amortized cost

        Financial assets classified as loans and receivables under IAS 39 are carried at amortized cost using the effective interest rate method. Certain mortgage loans of the UK insurance operations have been designated at fair value through profit and loss as this loan portfolio is managed and evaluated on a fair value basis and these are included within loans in the balance sheet. The loans and receivables include loans collateralized by mortgages, deposits and loans to policyholders. In estimating future cash flows, Prudential looks at the expected cash flows of the assets and applies historical loss experience of assets with similar credit risks that has been adjusted for conditions in the historical loss experience which no longer exist or for conditions that are expected to arise. The estimated future cash flows are discounted using the financial asset's original or variable effective interest rate and exclude credit losses that have not yet been incurred.

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

Valuation assumptions

(i) Contracts of with-profits funds

        Prudential's insurance contracts and investment contracts with discretionary participating features are primarily with-profits and other protection type policies. For UK regulated with-profits funds, the contract liabilities are valued by reference to the UK FSA realistic basis. In aggregate, this basis has the effect of placing a value on the liabilities of UK with-profits contracts, which reflects the amounts expected to be paid based on the current value of investments held by the with-profits funds and current circumstances.

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

        A detailed explanation of the basis of liability measurement is contained in note D2(g)(ii) to the consolidated financial statements in Item 18. Prudential's other with-profits contracts are written in with-profits funds that operate in some of Prudential's Asian operations. The liabilities for these contracts and those of Prudential Annuities Limited, which is a subsidiary company of the PAC with-profits funds, are determined differently. For these contracts the liabilities are estimated using actuarial methods based on assumptions relating to premiums, interest rates, investment returns, expenses, mortality and surrenders. The assumptions to which the estimation of these reserves is particularly sensitive are the interest rate used to discount the provision and the assumed future mortality experience of policyholders.

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

        For variable annuity business, the key assumption is the expected long-term level of equity market returns, which for all years included was 8.4 per cent per annum (after deduction of external fund management fees) determined using a mean reversion methodology. Under the mean reversion methodology, projected returns over the next five years are flexed (subject to capping) so that, combined with the actual rates of return for the current and the previous two years the 8.4 per cent rate is maintained. The projected rates of return are capped at no more than 15 per cent for each of the next five years. Further details are explained in note D3(g) to the consolidated financial statements in Item 18.

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

        The remaining non-participating business in Asia has some limited sensitivity to interest rates. Further details are provided in note D4(j) to the consolidated financial statements in Item 18.

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

        The level of acquisition costs carried in the statement of financial position is also sensitive to unrealized valuation movements on debt securities held to back the liabilities and solvency capital. Further details are explained in notes D3(g) and H1 to the consolidated financial statements in Item 18.

Asian operations

        For those territories applying US GAAP, principles similar to those set out in the Jackson paragraph above are applied to the deferral and amortization of acquisition costs. For other Asian territories, except where the underlying reserving basis makes implicit allowance for the future fees that cover acquisition costs, the deferral and amortization of acquisition costs is consistent with Modified Statutory Basis where costs associated with the production of new business are amortized in line with the emergence of margins.

Pensions

        Prudential applies the requirements of IAS 19, "Employee Benefits" and associated interpretations including IFRIC 14 "IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction", to its defined benefit pension schemes. The principal defined benefit pension scheme is the Prudential Staff Pension Scheme ("PSPS"). For PSPS the terms of the trust deed restrict shareholders' access to any underlying surplus. Accordingly, applying the interpretation of IFRIC 14, any underlying IAS 19 basis surplus is not recognized for IFRS reporting.

        The financial position for PSPS recorded in the IFRS financial statements reflects the higher of any underlying IAS 19 deficit and any obligation for deficit funding.

        The economic participation in the surplus or deficits attaching to the PSPS and the smaller Scottish Amicable Pensions Scheme ("SAPS") are shared between the PAC with-profits sub-fund ("WPSF") and shareholder operations. The economic interest reflects the source of contributions over the scheme life, which in turn reflects the activity of the members during their employment.

        In the case of PSPS, movements in the apportionment of the financial position for PSPS between the WPSF and shareholders' funds in 2010 reflect the 70/30 ratio applied to the base deficit position as at December 31, 2005 but with service cost and contributions for ongoing service apportioned by reference to the cost allocation for activity of current employees. For SAPS, the ratio is estimated to be approximately 50/50 between the WPSF and shareholders' funds.

        Due to the inclusion of actuarial gains and losses in the income statement rather than being recognized in other comprehensive income, the results of Prudential are affected by changes in interest rates for corporate bonds that affect the rate applied to discount projected pension payments, changes in mortality assumptions and changes in inflation assumptions.

        The table below shows the sensitivity of the underlying PSPS, Scottish Amicable and M&G pension scheme liabilities as at December 31, 2010 of £4,866 million, £572 million and £254 million respectively to changes in discount rates, inflation rates and mortality rate assumptions.

	2010
Assumption	Change in assumption	Impact on scheme liabilities on IAS 19 basis
Discount rate	Decrease by 0.2% from 5.45% to	Increase in scheme liabilities by:
	5.25%	PSPS	3.6%
		Scottish Amicable	5.2%
		M&G	5.1%
Discount rate	Increase by 0.2% from 5.45% to	Decrease in scheme liabilities by:
	5.65%	PSPS	3.5%
		Scottish Amicable	4.9%
		M&G	4.8%
Rate of inflation	Decrease by 0.2% from 3.55% to	Decrease in scheme liabilities by:
	3.35% with consequent reduction in	PSPS	1.0%
	salary increases	Scottish Amicable	5.0%
		M&G	4.5%
Mortality rate	Increase life expectancy by one year	Increase in scheme liabilities by:
		PSPS	2.1%
		Scottish Amicable	2.5%
		M&G	2.9%

        The sensitivity of the underlying pension scheme liabilities to changes in discount rates and inflation rates as shown above does not directly equate to an impact on the profit or loss attributable to shareholders or shareholders' equity due to the effect of the application of IFRIC 14 on PSPS and the allocation of a share of the interest in financial position of the PSPS and Scottish Amicable schemes to the PAC with-profits fund. Further information is included in note I3 of the consolidated financial information in Item 18.

        For PSPS, the underlying surplus of the scheme of £485 million (2009: £513 million), as at December 31, 2010 and 2009, has not been recognized under IFRIC 14. Any change in the underlying scheme liabilities to the extent that it is not sufficient to alter PSPS into a liability in excess of the deficit provision, will not have an impact on Prudential's results and financial position. Based on the underlying financial position of PSPS as at December 31, 2010, none of the changes to the underlying scheme liabilities for the changes in the variables shown in the table above have had an impact on the Group's 2010 results and financial position.

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

        The deficit of the Scottish Amicable scheme has been allocated 50 per cent to the PAC with-profits fund and 50 per cent to the PAC shareholders fund. Accordingly, half of the changes to the scheme liabilities for the changes in the variables shown in the table above would have had an impact on the Group's shareholder results and financial position. The M&G pension scheme is wholly attributable to shareholders.

Deferred tax

        Deferred tax assets are recognized to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all the available evidence, it can be regarded as more likely than not that there will be suitable taxable profits against which the losses can be relieved. The taxation regimes applicable across the Group apply separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a capital or trading nature may affect the recognition of deferred tax assets. The judgments made, and uncertainties considered, in arriving at deferred tax balances in the financial statements are discussed in note H4 to Prudential's consolidated financial statements in Item 18.

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

Insurance contract accounting

        With the exception of certain contracts described in note D1 to the consolidated financial statements in Item 18, the contracts issued by Prudential's life assurance business are classified as insurance contracts and investment contracts with discretionary participating features. As permitted by

IFRS 4, assets and liabilities of these contracts (see below) are accounted for under previously applied GAAP. Accordingly, except as described below, the modified statutory basis ("MSB") of reporting as set out in the revised Statement of Recommended Practice ("SORP") issued by the Association of British Insurers ("ABI") has been applied.

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

        The usage of these bases of accounting has varying effects on the way in which product options and guarantees are measured. For UK regulated with-profits funds, options and guarantees are valued on a market consistent basis. The basis is described in note D2(g)(ii) to the consolidated financial statements in Item 18. For other operations a market consistent basis is not applied under the accounting basis described in note A4 to the consolidated financial statements in Item 18. Details of the guarantees, basis of setting assumptions, and sensitivity to altered assumptions are described in notes D3 and D4 to the consolidated financial statements in Item 18.

Valuation and accounting presentation of fair value movements of derivatives and debt securities of Jackson

        Under IAS 39, derivatives are required to be carried at fair value. Unless net investment hedge accounting is applied, value movements on derivatives are recognized in the income statement. Prudential has chosen to change its presentation of operating profit based on longer-term investment returns for its US insurance operations, within the supplementary analysis of profit, as explained further below under the section "(c) Additional explanation of performance measures and analysis of consolidated results by business segment and geographical region" and also in note A4(d)(ii) to the consolidated financial statements in Item 18. Derivative value movements in respect of equity risk for variable annuity business and other equity related hedging activities are now excluded from operating profit based on longer-term investment returns and included as part of short-term fluctuations in investment returns. Accordingly the value movements on all derivatives held by Jackson are separately identified within the short-term fluctuations in investment returns identified as part of Prudential's segment results described below and in note B1 to the consolidated financial statements in Item 18.

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

        For shareholder-backed business, with the exception of debt securities held by Jackson and the majority of assets classified as loans and receivables, all financial investments and investment property are designated as assets at fair value through profit and loss. Short-term fluctuations in investment returns on such assets held by with-profits funds, do not affect directly reported shareholder results. This is because (i) the unallocated surplus of with-profits funds is accounted for as a liability and (ii) excess or deficits of income and expenditure of the funds over the required surplus for distribution are transferred to or from unallocated surplus. However, for shareholder-backed businesses the short-term fluctuations affect the result for the year and Prudential provides additional analysis of results to provide information on results before and after short-term fluctuations in investment returns.

Summary Consolidated Results and Basis of Preparation of Analysis

        The following table shows Prudential's consolidated total profit (loss) for the years indicated.

	Year Ended December 31,
	2010	2009	2008
	(£ million)
Total revenue, net of reinsurance	47,646	48,099	(10,267)
Total charges, net of reinsurance	(45,574)	(46,535)	8,193

Profit (loss) before tax (being tax attributable to shareholders' and policyholders' returns)*	2,072	1,564	(2,074)
Tax attributable to policyholders' returns	(611)	(818)	1,624

Profit (loss) before tax attributable to shareholders	1,461	746	(450)

Tax (charge)/credit	(636)	(873)	1,683
Less: tax attributable to policyholders' returns	611	818	(1,624)

Tax (charge)/credit attributable to shareholders' returns	(25)	(55)	59

Profit (loss) from continuing operations after tax	1,436	691	(391)
Discontinued operations (net of tax)	—	(14)	—

Profit (loss) for the year	1,436	677	(391)

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

        Accordingly, Prudential has chosen to explain its consolidated results by reference to profits for the year, reflecting profit after tax. In explaining movements in profit for the year, reference is made to trends in profit before shareholder tax and the shareholder tax charge. The explanations of movement in profit before shareholder tax are shown below by reference to the profit analysis applied for segmental disclosure as shown in Note B1 of the consolidated financial statements in Item 18. This basis is used by management and reported externally to Prudential's UK, Hong Kong and Singapore shareholders and to the UK, Hong Kong and Singapore financial markets. Separately, in this section, analysis of movements in profits before shareholder tax is provided by nature of revenue and charges.

Explanation of Movements in Profits After Tax and Profits Before Shareholder Tax by Reference to the Basis Applied for Segmental Disclosure

(a)   Group overview

        Profit for the year after tax for 2010 was £1,436 million compared to £677 million for 2009. The increase of £759 million predominantly reflects movement in results from continuing operations after tax, which has improved from £691 million in 2009 to £1,436 million in 2010 and a loss from discontinued operations in 2009 of £14 million.

        The increase in profit from continuing operations after tax reflects an increase in profits before tax attributable to shareholders of £715 million, from a profit of £746 million in 2009 to £1,461 million in 2010 and a decrease in the tax charge attributable to shareholders of £30 million, from a £55 million charge in 2009 to a £25 million charge in 2010.The effective tax rate for 2010 was two per cent, compared to an effective tax rate of seven per cent for 2009. Further details are provided in note F5 to the consolidated financial statements in Item 18.

        The total profit before tax from continuing operations attributable to shareholders was £1,461 million in 2010, compared with £746 million in 2009. The improvement reflects the increase in operating profit based on longer-term investment returns and the impact of one-off items. The profit in 2010 was reduced by the terminated AIA transaction costs of £377 million, whereas 2009 was adversely impacted by the £621 million loss recorded as part of the disposal of the Taiwan Agency business and IGD hedge costs of £235 million.

        The £677 million profit for the year after tax for 2009 compared to a £391 million loss for 2008. This £1,068 million increase reflected a movement in results from continuing operations after tax, which improved from a loss of £391 million in 2008 to a profit of £691 million in 2009, and a loss from discontinued operations of £14 million.

        The increase in profit from continuing operations after tax reflected an increase in profits before tax attributable to shareholders of £1,196 million, from a loss of £450 million in 2008 to a profit of £746 million in 2009, partially offset by a £114 million increase in the tax charge attributable to shareholders, which increased from a £59 million credit in 2008 to a £55 million charge in 2009.The effective tax rate for 2009 was seven per cent, compared to an effective tax rate of 13 per cent for 2008. Further details are provided in note F5 to the consolidated financial statements in Item 18.

        The movement in profit before tax attributable to shareholders primarily reflected improvements in three aspects of the Group's retained business (i.e., excluding the Taiwan agency business that was sold in June 2009, but including the retained bank distribution business), namely a £1,757 million improvement in short-term fluctuations in investment returns, an increase in the charge of £61 million in the level of actuarial and other gains and losses on the Group's defined benefit pension schemes and a £122 million increase in operating profit based on longer-term investment returns, which was partially offset by an increase of £622 million in losses in respect of the Taiwan agency business which was sold in June 2009 from a £1 million profit in the results in 2008 to a £621 million loss on sale and results up to the date of sale in 2009. These movements are discussed in detail in section (c) below.

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

	Year Ended December 31, 2010
	Asia	US	UK	Unallocated corporate	Total
	(£ million)
Insurance operations	580	338	646	—	1,564
Asset management**	57	13	237	—	307

Total (loss) profit attributable to the segments	637	351	883	—	1,871
Unallocated corporate***	—	—	—	(435)	(435)

Total (loss) profit for the year	637	351	883	(435)	1,436

	Year Ended December 31, 2009
	Asia	US	UK	Unallocated corporate	Total
	(£ million)
Insurance operations	(218)*	588	489	—	859
Asset management**	42	3	219	—	264

Total profit attributable to the segments	(176)	591	708		1,123
Unallocated corporate***	—	—	—	(432)	(432)
Discontinued operations****	—	—	—	(14)	(14)

Total profit (loss) for the year	(176)	591	708	(446)	677

	Year Ended December 31, 2008
	Asia	US	UK	Unallocated corporate	Total
	(£ million)
Insurance operations	19	(580)	320	—	(241)
Asset management**	39	1	55	—	95

Total profit attributable to the segments	58	(579)	375	—	(146)
Unallocated corporate	—	—	—	(245)	(245)

Total (loss) profit for the year	58	(579)	375	(245)	(391)

*
Includes the loss on the sale of the Taiwan agency business of £559 million. Excluding this amount, the total profit for the period for Asian insurance operations would be £341 million.

**
For the US, including the broker dealer business and Curian.

***
The results for unallocated corporate for the year ended December 31, 2010 and 2009 include the impacts of the costs of the terminated AIA transaction and the IGD hedging respectively.

****
Additional information on discontinued operations is set out in note I10 to the consolidated financial statements in Item 18.

Profit from insurance operations

        Total profit from insurance operations in 2010 was £1,564 million compared to £859 million in 2009 and a loss of £241 million in 2008. All of the profits from insurance operations in 2010, 2009 and 2008 were from continuing operations. The 2009 figure includes the loss on sale of £559 million for the Taiwan agency business, the disposal of which was completed in June 2009 but did not qualify as a discontinued operation under IFRS. The movement in profits for insurance operations can be summarized as follows:

	Year Ended December 31,
	2010	2009	2008
	(£ million)
Profit before shareholder tax	1,961	1,025	(183)
Shareholder tax	(397)	(166)	(58)

Profit (loss) after tax	1,564	859	(241)

        The increase of £936 million in profit before tax attributable to shareholders in 2010 compared to 2009 primarily reflects an increase in operating profits based on longer term investment returns and the results of 2009 being impacted by the loss on sale of the Taiwan agency business of £559 million. The increase over 2009 resulting from these factors was partially offset by a negative movement in short term fluctuations in investment returns.

        The increase of £1,208 million in profit before tax attributable to shareholders in 2009 compared to 2008 primarily reflects positive short-term fluctuations in investment returns and an increase in operating profit based on longer-term investment returns of the insurance operations, partially offset by the loss on sale of the Taiwan agency business.

        The effective shareholder tax rate on profits from insurance operations increased from 16 per cent in 2009 to 20 per cent in 2010. This was due to a number of factors including:

  •
  In the US, the 2009 rate was unusually low as it reflected the reversal of the valuation allowance set up in 2008 in respect of carried forward losses.

        This was partly offset by:

  •
  In Asia, the 2009 tax rate being adversely affected as there was no tax relief on the loss relating to the sale of the Taiwan agency business.

  •
  In the UK, favorable routine revisions to prior period tax returns in 2010.

        The effective shareholder tax rate on profits from insurance operations changed from a negative 32 per cent in 2008 to 16 per cent in 2009. This was due to a number of factors including:

  •
  In the US, the 2008 rate being adversely affected by the inability to fully recognize deferred tax assets on losses with the valuation allowance then being reversed in 2009.

  •
  In Asia, the 2008 rate being adversely affected by the inability to recognize losses in several jurisdictions which were not expected to be available for relief against future profits along with there being no tax relief in 2009 on the loss relating to the sale of the Taiwan agency business.

  •
  In the UK, the 2008 rate being lower than expected due to the settlement of outstanding issues with HMRC at an amount below that previously provided offset by adjustments in respect of the prior year tax charge.

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

        For Asian operations in countries where local GAAP is not well established and in which the business is primarily non-participating and linked business, US GAAP is used as the most appropriate reporting basis. This basis is applied in Japan and Vietnam, and less materially following the sale of the agency business in 2009, in Taiwan. For with-profits business in Hong Kong, Singapore and Malaysia, the basis of profit recognition is bonus driven as described under "United Kingdom—Basis of Profits" section below.

Comparison of total profit (loss) arising from Asian insurance operations

        The following table shows the movement in profit/(loss) arising from Asian insurance operations for 2010, 2009 and 2008:

	Year Ended December 31,
	2010	2009	2008
	(£ million)
Profit/(loss) before shareholder tax	646	(180)	92
Shareholder tax	(66)	(38)	(73)

Profit/(loss) after tax	580	(218)	19

        The 2010 profit before tax attributable to shareholders of £646 million represented an increase of £826 million over the loss incurred in 2009 of £180 million. The increase was primarily due to the one-off loss in 2009 of £559 million, arising on the sale of the Taiwan agency business completed in June 2009; an increase in operating profit based on longer-term investment returns of £122 million in 2010 over 2009 and a positive change in short term fluctuations in investment returns of £83 million.

        The effective shareholder tax rate changed from negative 21 per cent in 2009 to 10 per cent in 2010 principally due to there being no tax relief on the loss relating to the sale of the Taiwan agency business in June 2009.

        The 2009 loss before tax attributable to shareholders of £180 million represented a decrease of £272 million over the profit incurred in 2008 of £192 million. The decrease was primarily due to the losses relating to the sale and the trading results of the Taiwan agency business in 2009, partially offset by a positive change of £169 million in the short-term fluctuations in investment returns for shareholder-backed business and an increase of £179 million in operating profit based on longer-term investment returns.

        A one off credit of £63 million arose in 2009 as a result of replacing the methodology for valuing the liabilities of the Malaysia life business by a method based on the Malaysian authority's risk based capital framework on January 1, 2009.

        The effective shareholder tax rate changed from 79 per cent in 2008 to negative 21 per cent in 2009. This is primarily due to the inability to obtain tax relief on the loss relating to the sale of the Taiwan agency business in 2009 and in 2008 the inability to recognize losses in several jurisdictions which were not expected to be available for relief against future profits.

United States

Basis of profits

        The underlying profit on Jackson's business predominantly arises from spread income from interest-sensitive products, such as fixed annuities, institutional products and fee income on variable annuity business with the insurance assets and liabilities of the business measured on a US GAAP basis. In addition, the results in any period include the incidence of gains and losses on assets classified as available-for-sale, and fair value movements on derivatives and securities classified as fair valued through profit and loss.

Comparison of total profit (loss) arising from US insurance operations

        The following table shows the movement in profits/(loss) arising from US insurance operations for 2010, 2009 and 2008:

	Year Ended December 31,
	2010	2009	2008
	(£ million)
Profit (loss) before shareholder tax	455	486	(652)
Shareholder tax	(117)	102	72

Profit (loss) after tax	338	588	(580)

        The decrease in profit before tax attributable to shareholders of £31 million for 2010 compared to 2009 was due to a negative change of £246 million in the short-term fluctuations in investment returns reflected in the income statement, partially offset by an increase of £215 million in operating profit based on longer-term investment returns. The increase in operating profit based on longer-term investment returns was primarily due to higher separate account fee income and higher spread income in 2010 compared to 2009. The negative change of £246 million in the short-term fluctuations in investment returns includes the movements relating to the US operations' derivative and embedded derivative value movements which changed from a negative net equity hedge accounting effect of £159 million in 2009 to a negative £367 million in 2010. See section "(c) Additional explanation of performance measures and analysis of consolidated results by business segment and geographical region" below for explanation of the amendment made by the Group in 2010 of the presentation of this net equity hedge accounting effect in its supplementary analysis of profit.

        The effective tax rate on profit/(loss) from US operations changed from a negative 21 per cent in 2009 to a 26 per cent in 2010. The change was due to the 2009 rate having reflected the reversal of the valuation allowance set up in 2008 in respect of carried forward losses and thus being negative.

        Of the £1,138 million increase in profit before tax attributable to shareholders for 2009 compared to 2008, the main driver was a positive change of £855 million in the short-term fluctuations in investment returns reflected in the income statement, and an increase of £283 million in operating profit based on longer-term investment returns. This increase in operating profit on longer-term investment returns was primarily from the effect of favorable exchange rate movements, increased operating profits from the fixed and fixed indexed annuity business and lower DAC amortization on variable annuity business as compared to 2008.

        The effective tax rate on profit/(loss) from US operations changed from 11 per cent in 2008 to a negative 21 per cent in 2009. The change was due to the reversal in 2009 of the valuation allowance set up in 2008 in respect of carried forward losses.

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

Bonus rates

        Bonus rates are applied to with-profits policies in the UK and similar products in Singapore, Hong Kong and Malaysia. The most significant with-profits fund is in the UK where, as at December 31, 2010, liabilities to with-profits policyholders were in aggregate of £59.5 billion. Liabilities to with-profits policyholders in Asia as at December 31, 2010 were £11.0 billion. The details that follow are in respect of the UK with-profits business. The method by which bonuses for Prudential's Asia with-profits business are determined is substantially similar to the method by which bonuses for Prudential's UK with-profits business are determined.

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

  •
  different groups and generations of policyholders, and

  •
  policyholders and shareholders are managed so that all policyholders and shareholders are treated fairly; and

  •
  provide a knowledgeable observer (e.g. a financial adviser) with an understanding of the material risks and rewards from starting and continuing to invest in a with-profits policy with Prudential.

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

	2010	2009	2008
	(£ million)
Net income of the fund:
Investment return	8,815	10,461	(14,595)

Claims incurred	(6,390)	(6,253)	(7,068)
Movement in policyholder liabilities	(4,301)	(3,692)	13,504
Add back policyholder bonuses for the year (as shown below)	2,019	1,827	2,565

Claims incurred and movement in policyholder liabilities (including charge for provision for asset shares and excluding policyholder bonuses)	(8,672)	(8,118)	9,001
Earned premiums, net of reinsurance	3,148	3,063	2,927
Other income	9	(2)	(36)
Acquisition costs and other operating expenditure	(600)	(842)	(408)
Tax (charge) credit	(528)	(640)	1,191

Net income of the fund before movement in unallocated surplus	2,172	3,922	(1,920)
Movement in unallocated surplus	70	(1,893)	4,769

Surplus for distribution	2,242	2,029	2,849

Surplus for distribution allocated as follows:
—90 per cent policyholders bonus (as shown above)	2,019	1,827	2,565
—10 per cent shareholders' transfers	223	202	284

Total	2,242	2,029	2,849

Unallocated surplus

        The unallocated surplus represents the excess of assets over policyholder liabilities for Prudential's with-profits funds. As allowed under IFRS 4, Prudential has opted to continue to record unallocated surplus of with-profits funds wholly as a liability. The annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders, is transferred to (from) the unallocated surplus each year through a charge (credit) to the income statement. The balance retained in the unallocated surplus represents cumulative income arising on the with-profits business that has not been allocated to policyholders or shareholders. The balance of the unallocated surplus is determined after full provision for deferred tax on unrealized appreciation on investments.

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

Comparison of total profit arising from UK insurance operations

        Profit after tax from UK insurance operations increased by £157 million from £489 million in 2009 to £646 million in 2010:

        The following table shows the movement in profits arising from UK insurance operations for 2010, 2009 and 2008:

	Year Ended December 31,
	2010	2009	2008
	(£ million)
Profit before shareholder tax	860	719	377
Shareholder tax	(214)	(230)	(57)

Profit after tax	646	489	320

        The increase in 2010 in profit before tax attributable to shareholders of £141 million primarily reflects the increase in operating profit based on longer-term investment returns of £62 million, a small positive change in short-term fluctuations in investment returns of £8 million and a decrease in shareholders' share of actuarial losses on defined benefit pension scheme of £41 million. In addition, a gain of £30 million was recorded in 2010 upon the dilution of the UK insurance operations' holding in PruHealth, as described further below under section (c) "Explanation of Movements in Profits After Tax and Profits Before Shareholder Tax by Reference to the Basis Applied for Segmental Disclosure". The improvement in the operating profit based on longer-term investment returns compared to 2009 reflects the benefit of cost saving initiatives, higher with-profits income and increased annuity profits.

        The effective shareholder tax rate on profits from UK insurance operations for 2010 of 25 per cent compared with the effective tax rate of 32 per cent in 2009 was due to favorable routine revisions to prior period tax returns in 2010.

        The increase in 2009 in profit before tax attributable to shareholders of £342 million primarily reflects an increase in operating profit based on longer-term investment returns of £68 million and a positive change in the value of short-term fluctuations in investment returns of the shareholder-backed business of £320 million partially offset by an increase in shareholders' share of actuarial losses on defined benefit pension scheme of £46 million. The increase in the operating profit based on longer-term investment returns resulted from growth in the shareholder-backed annuity business, partially offset by a reduction in profits attributable to the with-profits business. The reduction in profits attributable to with-profits business reflected the impact of bonus rate reductions in the February 2009 bonus declaration made in response to recent volatile investment performance. Operating profit based on longer-term investment returns in 2009 included general insurance commission of £51 million compared with £44 million for 2008.

        The effective shareholder tax rate on profits from UK insurance operations for 2009 of 32 per cent compared with the effective tax rate of 15 per cent in 2008 was due to the settlement in 2008 of some outstanding issues with HMRC at an amount below that previously provided.

Profit from asset management

        Total profit from asset management increased from £353 million in 2009 to £420 million in 2010. The following table shows the movement in profits from asset management for 2010, 2009 and 2008:

	Year Ended December 31,
	2010	2009	2008
	(£ million)
Profit before shareholder tax	420	353	140
Shareholder tax	(113)	(89)	(45)

Profit after tax	307	264	95

        The £67 million increase from 2009 to 2010 in profit before tax attributable to shareholders resulted primarily from an increase in profit generated by M&G, which increased from a profit before tax of £294 million in 2009 to a profit before tax of £326 million in 2010. The Group's profit before shareholder tax for the Asian asset management operations increased by £17 million and for the US broker-dealer and asset management operations increased by £18 million from 2009 to 2010.

        The £32 million increase in profit before tax attributable to M&G reflects an increase of £46 million in operating profit based on longer-term investment returns, a decrease of £9 million in the actuarial loss on its defined benefit scheme, partially offset by a negative change in the short-term fluctuations in investment returns of £23 million. The increase in operating profit based on longer-term investment returns was primarily driven by favorable equity market levels and exceptionally strong net inflows particularly from the retail business over 2009 and 2010.

        The effective tax rate on profits from asset management operations increased from 25 per cent in 2009 to 27 per cent in 2010. The increase in the effective tax rate is a result of less non taxable income in the UK compared to prior years.

        The £213 million increase from 2008 to 2009 in profit before tax attributable to shareholders resulted from an increase in profit generated by M&G, which increased from a profit before tax of £81 million in 2008 to a profit before tax of £294 million in 2009. The Group's profit before shareholder tax for the Asian asset management operations increased by £3 million and for the US broker-dealer operations decreased by £3 million from 2008 to 2009.

        The £213 million increase in profit before tax attributable to M&G reflected positive movements of £265 million in respect of short-term fluctuations in investment returns, which were partially offset by a decrease in operating profit based on longer-term investment returns of £48 million and a decrease in actuarial gains and losses on its defined benefit scheme of £4 million. The increase in operating profit based on longer-term investment returns reflected the relative levels of equity markets between 2008 and 2009.

        The effective tax rate on profits from asset management operations decreased from 32 per cent in 2008 to 25 per cent in 2009. The decrease in effective rate reflects lower taxes in Asia and on certain income in the UK.

Unallocated corporate result

        Total net of tax charges for unallocated corporate activity increased by £3 million from £432 million in 2009 to £435 million in 2010 and by £187 million from £245 million in 2008 to £432 million in 2009.

        The following table shows the movement in the unallocated corporate result for 2010, 2009 and 2008:

	Year Ended December 31,
	2010	2009	2008
	(£ million)
Loss before shareholder tax	(920)	(632)	(407)
Shareholder tax	485	200	162

Loss after tax	(435)	(432)	(245)

        The 2010 loss before shareholder tax of £920 million includes costs of £377 million incurred in relation to the proposed, and subsequently terminated, transaction to purchase AIA Group Limited. Further details of these costs are presented in Note B1 to the consolidated financial statements in Item 18 of this annual report. The year on year movement in loss before shareholder tax primarily also resulted from an adverse movement in other income and expenditure (including restructuring and Solvency II implementation costs) of £103 million, from £418 million in 2009 to £521 million in 2010, partially offset by a positive change of £178 million in short-term fluctuations in investment returns from a loss of £200 million in 2009 to a loss of £22 million in 2010 and a positive change of £14 million in actuarial gains and losses on Prudential's defined benefit pension scheme.

        The increase of £103 million in net other expenditure primarily reflects an increase in interest payable on core structural borrowings and Solvency II implementation costs of £45 million incurred in 2010.

        The positive change of £178 million in short-term fluctuations in investment returns was mainly due to a one-off £235 million cost arising from the hedge temporarily put in place during the first quarter of 2009 to protect the Group's IGD capital surplus in the light of exceptional market conditions at that time. During the severe equity market conditions experienced in the first quarter of 2009 coupled with historically high equity volatility, the Group entered into exceptional short-dated hedging contracts to protect against potential tail-events on the IGD capital position, in addition to the regular operational hedging programs. The hedge contracts expired in 2009 and were not renewed.

        The effective tax rate on the unallocated corporate result increased from 32 per cent in 2009 to 53 per cent in 2010. This was due to an exceptional tax credit which primarily relates to the impact of the settlement agreed in 2010 with the UK tax authorities and the ability to recognize a deferred tax credit on various tax losses which Prudential was previously unable to recognize, partly offset by the inability to fully recognize a tax credit in respect of non deductable capital costs incurred in relation to the terminated AIA transaction.

        The movement in 2009 in loss before shareholder tax primarily resulted from an adverse movement in other income and expenditure of £130 million, from £288 million in 2008 to £418 million in 2009, a negative movement of £82 million in short-term fluctuations in investment returns, from a loss of £118 million in 2008 to a loss of £200 million in 2009, and an adverse change of £13 million in actuarial gains and losses on the Group's defined benefit pension schemes in 2009 in comparison to 2008. The change of £130 million in other income primarily reflects lower returns on central funds as a result of falling interest rates, an increase in interest payable on core structural borrowings and the non-recurrence in 2009 of a positive one-off 2008 item of profit on the sale of a seed capital investment in an Indian mutual fund. The total unallocated corporate result for 2009 included a one-off £235 million cost arising from the hedge as described above.

        The movements in 2009 on unallocated actuarial and other gains and losses on the Group's defined benefit pension schemes were primarily due to the provision set up for deficit funding which was partly offset by gains in respect of changes of assumptions for scheme liabilities and actual returns on schemes assets being higher than the expected returns.

        The effective tax rate on the unallocated corporate result decreased from 40 per cent in 2008 to 32 per cent in 2009. This was due to the ability to recognize in 2009 a deferred tax asset on various tax losses which Prudential was previously unable to recognize offset by adjustments in respect of the prior year tax charge.

(c)   Additional explanation of performance measures and analysis of consolidated results by business segment and geographical region

        Prudential uses a performance measure of operating profit based on longer-term investment returns. The directors believe that this performance measure better reflects underlying performance. It is the basis used by management for the reasons outlined below. It is also the basis on which analysis of the Group's results has been provided to UK shareholders and the UK financial market for some years under long standing conventions for reporting by proprietary UK life assurers.

        Prudential determines and presents operating segments based on the information that is internally provided to the Group Executive Committee ("GEC"), which is Prudential's chief operating decision maker.

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

        The operating segments identified by Prudential reflect its organizational structure, which is by both geography (Asia, US and UK) and by product line (insurance operations and asset management). Prudential's operating segments as determined under IFRS 8, are as follows:

  •
  Insurance operations

  —
  Asia
  —
  US (Jackson)
  —
  UK

  •
  Asset management operations

  —
  M&G
  —
  Asian asset management
  —
  US broker dealer and asset management (including Curian).

        Prudential Capital has been incorporated into the M&G operating segment for the purposes of segment reporting. Prudential's operating segments are also its reportable segments.

        The performance measure of operating segments utilized by Prudential is IFRS operating profit based on longer-term investment returns attributable to shareholders. This measure excludes the recurrent items of short-term fluctuations in investment returns and the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes. In addition, for 2010 this measure excluded costs associated with the terminated AIA transaction and gain arising upon the dilution of the Group's holding in PruHealth. For 2009 it excluded the non-recurrent cost of hedging Prudential IGD capital surplus included within short-term fluctuations in investment returns and the loss on sale and the results of the Taiwan agency business during the period of ownership. In 2010 the Company amended its presentation of operating profit for its US insurance operations to exclude the net equity hedge accounting effect previously included relating principally to its variable annuity business as explained below. These amounts are included in short-term fluctuations in investment returns. Prior year comparatives have been amended accordingly. There is no change to total profit for continuing operations before tax attributable to shareholders arising from this altered treatment. Operating earnings per share is based on operating profit based on longer-term investment returns, after tax and non-controlling interests. Further details on the determination of the performance measure of "operating profit based on longer-term investment returns" is provided below in note A4 (d) to the consolidated financial statements in item 18.

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

        The approach to determining profit on this basis was altered in 2010 from that previously applied in 2009 and 2008 in respect of the net equity hedge accounting effect for variable and fixed index annuity US life business. Comparative results have been adjusted accordingly. The approach to determining operating profit based on longer-term investment returns reflected in segment results is as follows:

(i) Debt and equity securities

        Longer-term investment returns comprise income and longer-term capital returns. For debt securities, the longer-term capital returns comprise two elements. These are a risk margin reserve ("RMR") based charge for expected defaults, which is determined by reference to the credit quality of the portfolio, and amortization of interest-related realized gains and losses to operating results based on longer-term investment returns to the date when sold bonds would have otherwise matured. The shareholder-backed operation for which the risk margin reserve charge is most significant is Jackson National Life. For 2010 and 2009 Jackson has used the ratings resulting from the regulatory ratings detail issued by the National Association of Insurance Commissioners (NAIC) for residential mortgage-backed securities (RMBS) to determine the average annual RMR. In addition, in 2010, NAIC extended the new ratings framework to commercial mortgage-backed securities (CMBS), which Jackson has used for 2010. These were developed by external third parties, PIMCO (for RMBS) and BlackRock Solutions (for CMBS), and are considered by management more relevant information for the mortgage-backed securities concerned than using ratings by Nationally Recognized Statistical Rating Organizations (NRSRO). For other securities Jackson uses ratings by NRSRO.

(ii) US variable and fixed index annuity business

Current treatment

        The following value movements for Jackson's variable and fixed index annuity business are excluded from operating profit based on longer-term investment returns:

  •
  Fair value movements for equity-based derivatives;

  •
  Fair value movements for embedded derivatives for Guaranteed Minimum Withdrawal Benefit (GMWB) "not for life" and fixed index annuity business, and Guaranteed Minimum Income Benefit (GMIB) reinsurance;

  •
  Movements in accounts carrying value of GMDB and GMWB "for life" liabilities;

  •
  Fee assessment, and claim payments, in respect of guarantee liabilities; and

  •
  Related changes to amortization of deferred acquisition costs for each of the above items.

Change of treatment in 2010

        For previous reporting of the 2009 and 2008 results, all of the above items were included in operating profit based on longer-term investment returns with the intention of broadly matching the impacts with two exceptions. The exceptions were for the effect of GMIB reinsurance and movements in carrying values of free standing derivatives and embedded derivatives arising from changes in the level of observed implied equity volatility and changes in the discount rate applied from year to year. Both of these items remain in short-term fluctuations in investment returns in 2010.

        Previously, for the purposes of determining operating profit based on longer-term investment returns, the charge for these features was determined using historical longer-term equity volatility levels and long-term average AA corporate bond rate curves with the movement relating to the change in difference in long-term and current rates being included in short-term fluctuations.

        However, despite this use of longer-term equity volatility assumption levels and AA corporate bond rate curves, accounting volatility arose within the operating profit based on longer-term investment returns that was not representative of the underlying economic result. This feature arose due to the movement in the change in the accounting values of the derivatives and Jackson's liabilities for variable and fixed indexed annuity guarantees included in the operating profit. Under IFRS, liabilities for GMDB and "for life" GMWB are not fair valued. Instead, they are accounted for under IFRS using "grandfathered" US GAAP in accordance with FASB ASC Subtopic 944-80, Financial Services—Insurance—Separate Accounts (formerly SOP 03-1). This accounting basis produces a distorting accounting effect on the operating profit that is not representative of the true economics of Jackson's hedging program. Over the long term the impact of this accounting distortion should cumulatively net out to a broadly neutral effect, but in the short term the operating profit can be highly volatile. The recent growth in Jackson's variable annuity business had resulted in this short-term effect having a greater impact on the Group operating profit than in prior years. Further, these accounting mismatches are magnified in periods of significant market movements. These factors have prompted a reassessment of the presentation of operating profit based on longer-term investment returns.

        The following items have been reclassified from operating profit to short-term fluctuations in investment returns:

  —
  The fair value movement in free standing hedging derivatives, excluding the impact of the difference between longer-term and current period implied equity volatility levels;

  —
  The movement in liabilities for those embedded derivative liabilities which are fair valued in accordance with IFRS, primarily GMWB "not for life" and fixed index annuity business, excluding the impacts of the differences between longer-term and current period equity volatility and incorporating 10-year average yield curves, in lieu of current period yield curves;

  —
  Movements in IFRS basis guarantee liabilities for GMWB "for life", being those policies where a minimum annual withdrawal is permitted for the duration of the policyholders life subject to certain conditions, and GMDB business for which, under the US GAAP rules applied under IFRS, the reserving methodology under US GAAP principles generally gives rise to a muted impact of current period market movements;

  —
  Fee assessment, and claims payments, in respect of guarantee liabilities; and

  —
  Related changes to the amortization of deferred acquisition costs for each of the above items.

        The change reflects management's IFRS 8 segment measure. Within the supplementary analysis of profit, the change is presentational only. It has no impact on profit before tax or shareholders' equity. The impact of this change is as follows:

	2010			2009			2008
	Previous basis	Change	Revised basis	Previous basis	Change	Revised basis	Previous basis	Change	Revised basis
	£million	£million	£million	£million	£million	£million	£million	£million	£million
Operating profit based on longer-term investment returns
Jackson	466	367	833	459	159	618	406	(71)	335
Rest of Group	1,108	—	1,108	946	—	946	877	—	877

Total	1,574	367	1,941	1,405	159	1,564	1,283	(71)	1,212
Short-term fluctuations in investment returns on shareholder-backed business	244	(367)	(123)	36	(159)	(123)	(1,721)	71	(1,650)
Shareholders' share of actuarial and other gains and loss on defined benefit pension schemes	(10)	—	(10)	(74)	—	(74)	(13)	—	(13)
Costs of terminated AIA transaction	(377)	—	(377)	—	—	—	—	—	—
Gain on dilution of holding in PruHealth	30	—	30	—	—	—	—	—	—
Loss on sale and results of Taiwan agency business	—	—	—	(621)		(621)	1	—	1

Profit from continuing operations before tax attributable to shareholders	1,461	—	1,461	746	—	746	(450)		(450)

US operations—Embedded derivatives for variable annuity guarantee features

        The Guaranteed Minimum Income Benefit (GMIB) liability, which is fully reinsured, subject to a deductible and annual claim limits, is accounted for in accordance with FASB ASC Subtopic 944-80 Financial Services—Insurance—Separate Accounts (formerly SOP 03-1) under IFRS using "grandfathered" US GAAP. As the corresponding reinsurance asset is net settled, it is considered to be a derivative under IAS 39 and the asset is therefore recognized at fair value. As the GMIB benefit is economically reinsured the mark-to-market element of the reinsurance asset is included as a component of short-term fluctuations in investment returns.

(iii) Derivative value movements

        Derivative value movements are excluded from operating results based on longer-term investment returns. Non-equity based derivatives are primarily held by Jackson as part of a broadly-based hedging program for features of Jackson's bond portfolio (for which value movements are booked in the statement of comprehensive income rather than the income statement) and product liabilities (for which US GAAP accounting as grandfathered under IFRS 4 does not reflect the economic features being hedged).

        Value movements for Jackson's equity-based derivatives and variable and fixed index annuity product embedded derivatives were in prior periods included in operating profits based on longer-term investment returns. In 2010 these value movements, which are variable in nature, have been included in short-term fluctuations and 2009 comparatives have been adjusted accordingly.

        There are two exceptions to the basis described above for determining operating results based on longer-term investment returns. These are for:

  •
  Unit-linked and US variable annuity business.

        For such business, the policyholder unit liabilities are directly reflective of the asset value movements. Accordingly, all asset value movements are recorded in the operating results based on longer-term investment returns.

  •
  Assets covering non-participating business liabilities that are interest rate sensitive.

        For UK annuity business, policyholder liabilities are determined by reference to current interest rates. The value movements of the assets covering liabilities are closely correlated with the related change in liabilities. Accordingly, asset value movements are recorded within the "operating results based on longer-term investment returns". Policyholder liabilities include a margin for credit risk. Variations between actual and best estimate expected impairments are recorded as a component of short-term fluctuations in investment returns.

(iv) Other liabilities to policyholders and embedded derivatives for product guarantees

        Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between territories depending upon the nature of the "grandfathered" measurement basis. In general, in those instances where the liabilities are particularly sensitive to routine changes in market conditions, the accounting basis is such that the impact of market movements on the assets and liabilities is broadly equivalent in the income statement, and operating profit based on longer-term investment returns is not distorted. In these circumstances, there is no need for the movement in the liability to be bifurcated between the elements that relate to longer-term market conditions and short-term effects.

        However, some types of business movements in liabilities do require bifurcation to ensure that at the net level (i.e. after allocated investment return and change for policyholder benefits) the operating result reflects longer-term market returns.

        Examples where such bifurcation is necessary are:

a    Asia

Vietnamese participating business

        For the participating business in Vietnam, the liabilities include policyholders' interest in investment appreciation and other surplus. Bonuses paid in a reporting period and accrued policyholders' interest in investment appreciation and other surpluses primarily reflect the level of realized investment gains above contract-specific hurdle levels. For this business operating profit based on longer-term investment returns includes the aggregate of longer-term returns on the relevant investments, a credit or charge equal to movements on the liability for the policyholders' interest in realized investment gains (net of any recovery of prior deficits on the participating pool), less amortization over five years of current and prior movements on such credits or charges.

        The overall purpose of these adjustments is to ensure that investment returns included in operating results equal longer-term returns but that in any one reporting period movements on liabilities to policyholders caused by investment returns are substantially matched in the presentation of the supplementary analysis of profit before tax attributable to policyholders.

Non-participating business

        Liabilities are bifurcated so that the total movement in the carrying value of liabilities is split between that which is included in operating results based on longer-term investment returns, and the residual element for the effect of using year-end rates is included in short-term fluctuations and in the income statement.

Guaranteed Minimum Death Benefit ("GMDB") product features

        For unhedged GMDB liabilities accounted for under IFRS using "grandfathered" US GAAP, such as in the Japanese business, the change in carrying value is determined under FASB Accounting Standards Codification Subtopic 944-80 Financial Services—Insurance Separate Account (formerly SOP 03-1), which partially reflects changes in market conditions. Under Prudential's segmental basis of reporting, the operating profit based on longer-term investment returns reflects the change in liability based on longer-term market conditions with the difference between the charge to the operating result and the movement reflected in the total result included in short-term fluctuations in investment returns.

b    UK shareholder-backed annuity business

        With one exception, the operating result based on longer-term investment returns reflects the impact of all value movements on policyholder liabilities for annuity business in PRIL and the PAC non-profit sub-fund.

        The exception is for the impact on credit risk provisioning of actual downgrades during the period. As this feature arises due to short-term market conditions the effect of downgrades, if any, in a particular period, on the overall provisions for credit risk is included in the category of short-term fluctuations in investment returns.

        The effects of other changes to credit risk provisioning are included in the operating result, as is the net effect of changes to the valuation rate of interest due to portfolio rebalancing to align more closely with management benchmark.

c    Fund management and other non-insurance businesses

        For these businesses, the particular features applicable for life assurance noted above do not apply. For these businesses, it is inappropriate to include returns in the operating result on the basis described above. Instead, it is appropriate to generally include realized gains and losses (including impairments) in the operating result with unrealized gains and losses being included in short-term fluctuations. For this purpose impairments are calculated as the credit loss determined by comparing the projected cash flows discounted at the original effective interest rate with the carrying value. In some instances it may also be appropriate to amortize realized gains and losses on derivatives and other financial instruments to operating results over a time period that reflects the underlying economic substance of the arrangements.

Actuarial and other gains and losses on defined benefit pension schemes

        Actuarial and other gains and losses on defined benefit pension schemes principally reflect short-term value movements on scheme assets and the effects of changes in actuarial assumptions. Under Prudential's accounting policies these items are recorded within the income statement, rather than through other comprehensive income, solely due to the interaction of Prudential's approach to adoption of IFRS 4 for with-profits funds and the requirements of IAS 19.

Reconciliation of total profit (loss) by business segment and geography to IFRS operating profit based on longer-term investment returns

Analysis of IFRS operating profit based on longer-term investment returns and IFRS total profit

        A reconciliation of profit (loss) before tax (including tax attributable to policyholders' returns) to profit (loss) before tax attributable to shareholders and loss for the period is shown below.

	2010	2009	2008
	(£ million)
Insurance business
Long-term business(ii)
Asia	536	416	257
US(iv)	833	618	335
UK	673	606	545
Development expenses	(4)	(6)	(26)

Long-term business operating profit	2,038	1,634	1,111
UK general insurance commission	46	51	44
Asset management business
M&G	284	238	286
Asia asset management	72	55	52
Curian	1	(6)	(3)
US broker-dealer and asset management	21	10	10

	2,462	1,982	1,500

Other income and expenditure	(450)	(395)	(260)
Solvency II implementation costs	(45)	—	—
Restructuring costs	(26)	(23)	(28)

Total IFRS operating profit based on longer-term investment returns(i)	1,941	1,564	1,212
Short-term fluctuations in investment returns(v)
Insurance operations	(148)	7	(1,337)
IGD hedge costs	—	(235)	—
Other operations	25	105	(313)

Total short-term fluctuations in investment returns	(123)	(123)	(1,650)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(10)	(74)	(13)
Costs of terminated AIA transaction	(377)	—	—
Gain on dilution of holding in PruHealth	30	—	—
Loss on sale and results of Taiwan agency business(iii)	—	(621)	1

Profit (loss) before tax from continuing operations attributable to shareholders	1,461	746	(450)
Tax (charge) credit attributable to shareholders' returns	(25)	(55)	59
Discontinued operations (net of tax)	—	(14)	—

Profit / (loss) for the year	1,436	677	(391)
Non-controlling interests	(5)	(1)	(5)

Total profit / (loss) for the year attributable to equity holders of Prudential	1,431	676	(396)

Notes

(i)
Operating profit based on longer-term investment returns.

  Operating profit based on longer-term investment returns is a supplemental measure of results and is the basis on which management regularly review the performance of Prudential's segments as defined by IFRS 8. For the purposes of measuring operating profit, investment returns on shareholder-financed business are based on expected long-term rates of return as discussed above. The expected long-term rates of return are intended to reflect historical rates of return and, where appropriate, current inflation expectations adjusted for consensus economic and investment forecasts. The most significant operation that requires adjustment for the difference between actual and long-term investment returns is Jackson. The amounts included in operating results for long-term capital returns for Jackson's debt securities comprise two components. These are a risk margin reserve-based charge for long-term expected defaults, which is determined by reference to the credit quality of the portfolio, and amortization of interest-related realized gains and losses to operating results based on longer-term results to the date when sold bonds would otherwise have matured. Consistent with the policy of including longer-term investment returns in the measure of operating profit, movements in policyholder liabilities are also, where appropriate, delineated between amounts included in operating profit and movements arising from short-term market conditions, which are recorded in short-term fluctuations in investment returns. The presentation of operating profit based on longer-term investment returns has been revised in 2010 and the 2009 and 2008 comparatives have been amended accordingly (see note (iv))

(ii)
Effect of changes to assumptions, estimates and bases of determining life assurance liabilities.

  The results of Prudential's long-term business operations are affected by changes to assumptions, estimates and bases of preparation. These are described in notes D2(i), D3(i) and D4(i) contained within the consolidated financial statements in Item 18 of this annual report.

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

  Prudential has amended the presentation of operating profit for its US insurance operations to remove the net equity hedge accounting effect (incorporating related amortization of deferred acquisition costs) and include it in short-term fluctuations. The 2009 and 2008 comparatives have been amended accordingly. The effect of this change is explained above and also in note A4(d)(ii) contained within the consolidated financial statements in Item 18 of this annual report.

(v)
Short-term fluctuations in investment returns on shareholder-backed business comprise:

	2010	2009	2008
	(£ million)
Insurance operations
Asia	114	31	(138)
US	(378)	(132)	(987)
UK	116	108	(212)
Other operations
IGD hedge costs	—	(235)	—
Other	25	105	(313)

Total	(123)	(123)	(1,650)

  Further details on the short-term fluctuations in investment returns are provided below under "Charge for short-term fluctuations in investment returns" and also in note B1 to the consolidated financial statements in Item 18.

Reconciliation of IFRS operating profit based on longer-term investment returns to IFRS total profit

        The following tables reconcile Prudential's operating profit based on longer-term investment returns to Prudential's total profit (loss) after tax for 2010, 2009 and 2008.

Year ended December 31, 2010

	Insurance operations			Asset management
							Total segment	Unallocated corporate
	UK	US	Asia	M&G	US	Asia			Total
	(£ million)
Operating profit based on longer-term investment returns	719	833	532	284	22	72	2,462	(521)	1,941
Short-term fluctuations in investment returns on shareholder-backed business	116	(378)	114	47	—	—	(101)	(22)	(123)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(5)	—	—	(5)	—	—	(10)	—	(10)
Cost of terminated AIA transaction	—	—	—	—	—	—	—	(377)	(377)
Gain on dilution of holding in PruHealth	30						30		30

Profit (loss) from continuing operations before tax attributable to shareholders	860	455	646	326	22	72	2,381	(920)	1,461

Tax attributable to shareholders									(25)

Profit for the year									1,436

Year ended December 31, 2009

	Insurance operations			Asset management
							Total segment	Unallocated corporate
	UK	US	Asia	M&G	US	Asia			Total
	(£ million)
Operating profit based on longer-term investment returns(i)	657	618	410	238	4	55	1,982	(418)	1,564
Short-term fluctuations in investment returns on shareholder-backed business(i)	108	(132)	31	70	—	—	77	(200)	(123)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(46)	—	—	(14)	—	—	(60)	(14)	(74)
Loss on sale and results for Taiwan agency business(ii)	—	—	(621)	—	—	—	(621)	—	(621)

Profit (loss) from continuing operations before tax attributable to shareholders	719	486	(180)	294	4	55	1,378	(632)	746

Tax attributable to shareholders									(55)

Profit (loss) from continuing operations after tax									691
Discontinued operations									(14)

Profit for the year									677

Year ended December 31, 2008

	Insurance operations			Asset management
							Total segment	Unallocated corporate
	UK	US	Asia	M&G	US	Asia			Total
	(£ million)
Operating profit based on longer-term investment returns(i)	589	335	231	286	7	52	1,500	(288)	1,212
Short-term fluctuations in investment returns on shareholder-backed business(i)	(212)	(987)	(138)	(195)	—	—	(1,532)	(118)	(1,650)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	(2)	(10)	—	—	(12)	(1)	(13)
Results for the sold Taiwan agency business	—	—	1	—	—	—	1	—	1

Profit (loss) from continuing operations before tax attributable to shareholders	377	(652)	92	81	7	52	(43)	(407)	(450)

Tax attributable to shareholders									59

Loss for the year									(391)

Notes

(i)
Prudential has amended the presentation of operating profit for its US insurance operations to remove net equity hedge accounting effect (incorporating related amortization of deferred acquisition costs) and include it in short-term fluctuations. The 2009 and 2008 comparatives have been amended accordingly. The effect of this change is explained above and in note A4(d)(ii) contained within the consolidated financial statements in Item 18.

(ii)
This comprises loss on sale of Taiwan agency business in 2009 of £559 million and trading results before tax of £62 million as explained in note I2 of the consolidated financial statements in Item 18.

IFRS operating profit based on longer-term investment returns

        Prudential's operating profit before tax based on longer-term investment returns for 2010 was £1,941 million, an increase of 24 per cent on 2009 of £1,564 million. The operating profit based on longer-term investment returns for 2008 was £1,212 million.

Insurance operations

2010 compared to 2009

        In Asia, operating profit based on longer-term investment returns for long-term business increased by 30 per cent from £410 million in 2009 to £532 million in 2010, with the £410 million in 2009 being inclusive of a £63 million one-off credit relating to changes to the Malaysia reserving basis. Profits from in-force business grew by 20 per cent from £494 million in 2009 to £593 million in 2010 reflecting the continued build-up of the business in the region and the positive impact of currency fluctuations. New business strain reduced from £72 million(1) in 2009 to £56 million(1) in 2010, reflecting a significant improvement taking into account the increased level of sales and demonstrated management's continued focus on capital efficient growth.

(1)
Excluding Japan which ceased writing new business in 2010. IFRS new business strain including Japan was £57 million (2009: £78 million).

        There was a continued strong performance across the Asian region. Hong Kong, Singapore, Malaysia and Indonesia accounted for 81 per cent or £434 million of operating profit based on longer-term investment returns (2009: £390 million, including the impact of the one-off credit recorded in Malaysia). Strong underlying improvements were reported in Indonesia with operating profits higher by 54 per cent to £157 million reflecting both the success of our product offering and the growing maturity of this business. Malaysia operating profit based on longer-term investment returns, excluding the one-off credit in 2009, were also higher by 49 per cent to £97 million reflecting the growing size of our book of business and the strong earnings profile of our health and protection business. The contribution to IFRS profits from the other Asian businesses is also improving. The closure of Japan to new business has substantially reduced the IFRS losses of this business and Taiwan saw an improvement in the year as it refocused on bancassurance business. Korea benefited from improved in-force profits in the period and Vietnam was up 43 per cent to £43 million. Changes to reserving bases in India and China contributed a £19 million one-off profit, with both countries showing improvement in their underlying results excluding this change.

        The US long-term business operating profit based on longer-term investment return increased by 35 per cent from £618 million in 2009 to £833 million in 2010, reflecting strong growth in spread and fee income, up £195 million and £182 million respectively, as Jackson's policyholder liability balances grew. Jackson undertook various transactions in 2010 to more closely match the overall asset and liability duration. This contributed £108 million to operating profit based on longer-term investment return in the period. These positive contributions to profits have been partially offset by increased costs and DAC amortization primarily reflecting Jackson's growth.

        Jackson's operating profit based on longer-term investment return net of related DAC amortization excludes the net equity hedge accounting effect of negative £367 million (2009: negative effect of £159 million; 2008: positive effect of £71 million) following a change in the presentation of operating profit based on longer-term investment returns. Jackson's hedging approach has always focused on optimizing the economic outcome ahead of accounting results, which means Jackson accepts an element of variability in accounting outcomes in order to ensure it achieves the right economic result. Prudential believes this presentational change, which reclassifies net equity hedge accounting effects as short-term fluctuations in investment returns, will ensure that Jackson's operating results better reflect its unchanged and continued focus on optimizing economic value.

        Accounting volatility previously arose within the reported IFRS operating profit based on longer-term investment returns due to the difference between the movement in the fair value of free standing derivatives within Jackson's equity hedging program for annuity business and the movement in the accounting value of Jackson's liabilities for variable and fixed index annuity guarantees. Typically, under IFRS, reserves are not fair valued, which for the US variable annuities business produces a distorting accounting effect on the IFRS operating profit based on longer-term investment returns that is not representative of the true economics of Jackson's hedging program. Jackson's economically based hedges are marked to market. As a result, when the marked to market value of the hedges changes, there are offsetting changes in the economic value of the hedged liabilities which are not reflected in our accounts. This is particularly relevant for the Guaranteed Minimum Death Benefit (GMDB) and the Guaranteed Minimum Withdrawal Benefit (GMWB) with "for-life" features. This mismatch creates additional short-term volatility in our profit which does not reflect changes in the underlying economic position.

        Over the long-term the impact of this accounting distortion should cumulatively net out to a broadly neutral effect, but in the short-term the impact to the IFRS total profit can be highly volatile. The recent growth in Jackson's variable annuity business has resulted in this short-term effect having a greater impact on our IFRS operating profit than in prior years. In the 2010 half year financial statements this accounting mis-match produced a positive contribution to the IFRS operating profit based on longer-term investment returns of £123 million for the first six months as compared to a negative contribution of £367 million for the full year.

        In the UK business, total IFRS operating profit based on longer-term investment returns grew by nine per cent to £719 million in 2010 reflecting higher retail profits and the bulk annuity transaction agreed in the last quarter of 2010. Profit from UK general insurance commission decreased by £5 million to £46 million in 2010 in line with the decline in the in-force policy numbers as the business matures

2009 compared to 2008

        In Asia, operating profit based on longer-term investment returns for long-term business increased by 77 per cent from £231 million in 2008 to £410 million in 2009. 2009 included a £63 million one-off release of reserves in the Malaysian life operations determined after assessing the measurement basis for policyholders' liabilities, following the implementation of a Risk Based Capital ("RBC") regime by the Malaysian regulatory authorities. Excluding this item, Asia delivered a strong underlying operating performance resulting in an increase of £116 million to £347 million in 2009 from £231 million for 2008. This increase reflected both underlying growth as Prudential built the in-force book and a reduction in new business strain from a charge of £97 million in 2008 to a charge of £78 million in 2009.

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

        In the US, the long-term business operating profit based on longer-term investment returns increased by 84 per cent from £335 million in 2008 to £618 million in 2009, primarily from the effect of favorable exchange rate movements, increased operating profit based on longer-term investment returns from the fixed and fixed indexed annuity business and lower DAC amortization on variable annuity business as compared to 2008.

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

Asset management business

        M&G's operating profit based on longer-term investment returns for 2010 was £284 million, an increase of 19 per cent from £238 million in 2009, primarily reflecting the continuation of exceptionally strong net inflows, including increased sales of higher margin equity products, and higher equity market levels. In 2010, M&G had net inflows of £9.1 billion, the second highest annual level of flows after 2009.

        The Asian asset management operations reported operating profit based on longer-term investment returns for 2010 of £72 million, up by 31 per cent from £55 million in 2009, driven by increased operating revenues as a result of higher funds under management (FUM). Strong net inflows for retail and institutional business of £1.8 billion together with positive market and currency movements have contributed to a 22 per cent increase in FUM (including internal funds) to £52 billion at the end of 2010.

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

        The Asian asset management operations reported operating profit based on longer term investment returns in 2009 of £55 million, up by six per cent from £52 million in 2008. This reflects favorable exchange rates and management's focus on profitability during the period. Profit in 2009 was adversely impacted by a one-off loss in India of £6 million.

Unallocated corporate result

        Operating loss based on longer term investment results for 2010 of £521 million comprised a charge for other income and expenditure of £450 million, Solvency II implementation costs of £45 million and restructuring costs of £26 million. Operating profit based on longer-term investment returns for 2009 of £418 million comprised a charge for other income and expenditure of £395 million and restructuring costs of £23 million. The £55 million increase in the charge for other income and expenditure from £395 million in 2009 to £450 million in 2010 primarily reflects an increase in interest payable on core structural borrowings.

        Operating loss based on longer-term investment returns for 2008 of £288 million comprised a charge for other income and expenditure of £260 million and restructuring costs of £28 million. The increase of £135 million in the charge for other income and expenditure to £395 million in 2009 from £260 million in 2008 primarily reflected lower returns on central funds as a result of falling interest rates, an increase in interest payable on core structural borrowings and the non-recurrence in 2009 of a positive one-off 2008 item of profit on the sale of a seed capital investment in an Indian mutual fund.

Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver

        This information classifies Prudential's pre-tax operating earnings from long-term insurance operations into the underlying drivers of those profits, using the following categories:

  (i)
  Spread income represents the difference between net investment income (or premium income in the case of the UK annuities new business) and amounts credited to policyholder accounts. It excludes the longer-term investment return on assets in excess of those covering shareholder-backed policyholder liabilities, which has been separately disclosed as expected return on shareholder assets.

  (ii)
  Fee income represents profits driven by net investment performance, being asset management fees that vary with the size of the underlying policyholder funds net of investment management expenses.

  (iii)
  With-profits business represents the shareholders' transfer from the with-profits fund in the period.

  (iv)
  Insurance margin primarily represents profits derived from the insurance risks of mortality, morbidity and persistency.

  (v)
  Margin on revenues primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses.

  (vi)
  Acquisition costs and administration expenses represent expenses incurred in the period attributable to shareholders. It excludes items such as restructuring costs and Solvency II costs which are not included in the segment profit for insurance as well as items that are more appropriately included in other source of earnings lines (e.g. investment expenses are netted off investment income as part of spread income or fee income as appropriate).

  (vii)
  DAC adjustments comprises DAC amortization for the period, excluding amounts related to short-term fluctuations, net of costs deferred in respect of new business.

Analysis of pre-tax IFRS operating profit by source

2010

	Asia	US	UK	Unallocated	Total
	£ million	£ million	£ million	£ million	£ million
Spread income	70	692	251	—	1,013
Fee income	122	506	60	—	688
With-profits	32	—	310	—	342
Insurance margin	392	188	12	—	592
Margin on revenues	1,018	—	223	—	1,241
Expenses
Acquisition costs	(656)	(851)	(167)	—	(1,674)
Administration expenses	(467)	(344)	(113)	—	(924)
DAC adjustments	2	517	(1)	—	518
Expected return on shareholder assets	19	125	98	—	242

Long-term business operating profit	532	833	673	—	2,038
Asset management operating profit	72	22	284	—	378
GI commission	—	—	46	—	46
Other income and expenditure*	—	—	—	(521)	(521)

Total operating profit based on longer-term investment returns	604	855	1,003	(521)	1,941

2009(i)

	Asia	US	UK	Unallocated	Total
	£ million	£ million	£ million	£ million	£ million
Spread income	31	524	198	—	753
Fee income	80	324	54	—	458
With-profits	29	—	281	—	310
Insurance margin	253	154	41	—	448
Margin on revenues	766	—	275	—	1,041
Expenses
Acquisition costs	(605)	(690)	(192)	—	(1,487)
Administration expenses	(382)	(259)	(173)	—	(814)
DAC adjustments	150	467	(3)	—	614
Expected return on shareholder assets	25	98	125	—	248
Non-recurrent release of reserves for Malaysia life operations	63	—	—	—	63

Long-term business operating profit	410	618	606	—	1,634
Asset management operating profit	55	4	238	—	297
GI commission	—	—	51	—	51
Other income and expenditure*	—	—	—	(418)	(418)

Total operating profit based on longer-term investment returns	465	622	895	(418)	1,564

*
Including restructuring and Solvency II implementation costs.

2008(i)

	Asia	US	UK	Unallocated	Total
	£ million	£ million	£ million	£ million	£ million
Spread income	38	461	35	—	534
Fee income	54	292	57	—	403
With-profits	30	—	395	—	425
Insurance margin	198	161	(12)	—	347
Margin on revenues	672	—	314	—	986
Expenses
Acquisition costs	(619)	(451)	(172)	—	(1,242)
Administration expenses	(331)	(217)	(212)	—	(760)
DAC adjustments	173	—	32	—	205
Expected return on shareholder assets	16	89	108	—	213

Long-term business operating profit	231	335	545	—	1,111
Asset management operating profit	52	7	286	—	345
GI commission	—	—	44	—	44
Other income and expenditure*	—	—	—	(288)	(288)

Total operating profit based on longer-term investment returns	283	342	875	(288)	1,212

*
Including restructuring and Solvency II implementation costs.

(i)
During 2010 Prudential amended its presentation of operating profit based on longer-term investment returns for its US insurance operations to remove the net equity hedge accounting effect associated with Jackson's variable annuity and fixed index annuity products, which is now classified in Prudential's supplementary analysis of profit before tax attributable to shareholders as part of short term fluctuations in investment returns. 2009 and 2008 operating profit based on longer-term investment returns have been amended accordingly and so net equity hedge effects of £159 million negative and £71 million positive have been removed from the previously stated operating profits of £1,405 million and £1,283 million to give a restated result of £1,564 million and £1,212 million, respectively.

Margin analysis of long-term insurance business

        The following analysis expresses certain of Prudential's sources of operating profit as a margin of policyholder liabilities or other suitable driver. Details of Prudential's average policyholder liability balances are given in note D2(c), D3(c), D4(c) within the consolidated financial statements in item 18 of this annual report.

	Total
	2010			2009			2008
Long-term business	Profit	Average Liability	Margin	Profit	Average Liability	Margin	Profit	Average Liability	Margin
	£ million	£ million	bps	£ million	£ million	bps	£ million	£ million	bps
Spread income	1,013	53,858	188	753	51,000	148	534	44,281	121
Fee income	688	57,496	120	458	43,373	106	403	38,850	104
With-profits	342	89,693	38	310	84,063	37	425	89,075	48
Insurance margin	592			448			347
Margin on revenues	1,241			1,041			986
Expenses
Acquisition costs*	(1,674)	3,492	(48)%	(1,487)	2,896	(51)%	(1,242)	2,879	(43)%
Administration expenses	(924)	111,354	(83)	(814)	94,373	(86)	(760)	83,131	(91)
DAC adjustments	518			614			205
Expected return on shareholder assets	242			248			213
Non-recurrent release of reserve for Malaysia Life	—			63			—

Operating profit	2,038			1,634			1,111

	Asia
	2010			2009			2008
Long-term business	Profit	Average Liability	Margin	Profit	Average Liability	Margin	Profit	Average Liability	Margin
	£ million	£ million	bps	£ million	£ million	bps	£ million	£ million	bps
Spread income	70	4,393	159	31	3,152	98	38	2,421	157
Fee income	122	11,222	109	80	8,107	99	54	6,419	84
With-profits	32	10,135	32	29	8,371	35	30	7,168	42
Insurance margin	392			253			198
Margin on revenues	1,018			766			672
Expenses
Acquisition costs*	(656)	1,508	(44)%	(605)	1,261	(48)%	(619)	1,216	(51)%
Administration expenses	(467)	15,615	(299)	(382)	11,259	(339)	(331)	8,840	(374)
DAC adjustments	2			150			173
Expected return on shareholder assets	19			25			16
Non-recurrent release of reserve for Malaysia Life	—			63			—

Operating profit	532			410			231

*
The ratio for acquisition costs is calculated as a percentage of APE including with-profits sales and Japan. Acquisition costs include only those relating to shareholders. APE is as defined under the section "EEV Basis and New Business Results" in Item 3 of this annual report.

Analysis of Asian operating profit drivers

  •
  Spread income has increased from £31 million in 2009 to £70 million in 2010. This increase arises primarily as a result of improved investment return in Vietnam (where the return in 2009 was particularly low compared to both 2008 and 2010) and additional dividend income received in Japan.

  •
  Fee income has increased both in absolute terms by £42 million and as an improvement in margin, which has increased 10bps to 109bps in 2010. This primarily relates in a change in mix towards those countries with a higher asset management fee margin (e.g. Indonesia) from countries where fees charged are lower.

  •
  Insurance margin has increased by £139 million from £253 million in 2009 to £392 million in 2010 and by £55 million from 2008 to 2009. These increases reflect the continued growth in the in-force book, which has a relatively high proportion of risk-based products. The 2010 margin of £392 million includes £19 million relating to reserving changes in India and China.

  •
  Margin on revenues has increased by £252 million in 2010 reflecting the growth in the size of the portfolio and changes in country mix.

  •
  Acquisition costs—the costs as a percentage of APE new business sales has fallen over the period 2008-2010, reflecting management's continued focus on capital management activities, such as the closure of Japan to new business in the first quarter of 2010 and changes to business and country mix. The analysis above uses shareholder acquisition costs as a proportion of total APE, excluding with-profits sales from the denominator the margin would become 2010: 53 per cent; 2009: 56 per cent and 2008: 58 per cent.

  •
  Administration expense margin has reduced from 339 bps in 2009 in part reflecting operational leverage benefit and a shift in mix towards countries with highly efficient business models (e.g. Indonesia).

	US
	2010			2009			2008
Long-term business	Profit	Average Liability	Margin	Profit	Average Liability	Margin	Profit	Average Liability	Margin
	£ million	£ million	bps	£ million	£ million	bps	£ million	£ million	bps
Spread income	692	28,496	243	524	29,248	179	461	25,322	182
Fee income	506	25,921	195	324	17,589	184	292	14,783	198
With-profits	—			—			—
Insurance margin	188			154			161
Margin on revenues	—			—			—
Expenses
Acquisition costs*	(851)	1,164	(73)%	(690)	912	(76)%	(451)	716	(63)%
Administration expenses	(344)	54,417	(63)	(259)	46,837	(55)	(217)	40,105	(54)
DAC adjustments	517			467			—
Expected return on shareholder assets	125			98			89

Operating profit	833			618			335

*
The ratio for acquisition costs is calculated as a percentage of APE. APE is as defined under the section "EEV Basis and New Business Results" in Item 3 of this annual report.

Analysis of US operating profit drivers:

  •
  Spread income benefited from the effect of transactions to more closely match the overall asset and liability duration in 2010. Excluding this effect (£108 million), spread margin in 2010 would have been 205 bps. The increase over the 2009 margin of 179 bps is due in part to decreased crediting rates on fixed annuities. The 2008 margin of 182 bps was comparable to the 2009 margin of 179 bps.

  •
  Fee income margins are based on the average of the opening and closing separate account balances. In normal years this is expected to be a reasonable proxy for the average balances throughout the year. In 2009 separate account flows were weighted towards the end of the year artificially lowering the 2009 margin. Using an average based on end of month balances, margins show little movement between years, (2010: 200bps; 2009: 203bps; 2008: 200bps) indicating that absolute revenue amounts are growing in line with separate accounts values. Separate account values increased between 2008 and 2010 both as a result of strong sales and improving equity markets.

  •
  Insurance margin represents operating profits from insurance risks, including variable annuity guarantees and other sundry net income. Positive net flows into variable annuity business with life contingent and other guarantees have helped improved the margin from £154 million in 2009 to £188 million in 2010.

  •
  Acquisition costs have increased in 2010 in absolute terms compared to 2009 following an increase in sales volumes. However acquisition costs as a percentage of APE has fallen from 76 per cent in 2009 to 73 per cent in 2010 as more advisors are electing to take asset based commission, which is paid over the life of the policy based on fund value. This asset based-commission is treated as an administration expense in this analysis as opposed to a cost of acquisition, resulting in a lower acquisition cost ratio but a higher administration expense margin.

    2008 acquisition costs as a percentage of APE sales were 63 per cent, lower than 2009 and 2010. This is primarily because sales of GICs in 2008 (APE £120 million), on which no acquisition costs are incurred, reduces the margin for that year. Excluding GIC APE sales the acquisition cost ratio becomes 76 per cent, for 2008 was in line with 2009.

  •
  Administration expenses margin has increased from 55 bps in 2009 to 63 bps in 2010 partly as a result of higher asset based commission, which lowers acquisition costs but increases the expenses classified as administration expenses in the table above.

    The administration expenses margin in 2008 of 54 bps was in line with the margin of 55 bps in 2009.

	UK
	2010			2009			2008
Long-term business	Profit	Average Liability	Margin	Profit	Average Liability	Margin	Profit	Average Liability	Margin
	£ million	£ million	bps	£ million	£ million	bps	£ million	£ million	bps
Spread income	251	20,969	120	198	18,600	106	35	16,538	21
Fee income	60	20,353	29	54	17,677	31	57	17,648	32
With-profits	310	79,558	39	281	75,692	37	395	81,907	48
Insurance margin	12			41			(12)
Margin on revenues	223			275			314
Expenses
Acquisition costs*	(167)	820	(20)%	(192)	723	(27)%	(172)	947	(18)%
Administration expenses	(113)	41,322	(27)	(173)	36,277	(48)	(212)	34,186	(62)
DAC adjustments	(1)			(3)			32
Expected return on shareholder assets	98			125			108

Operating profit	673			606			545

*
The ratio for acquisition costs is calculated as a percentage of APE. including with-profits sales. Acquisition costs include only those relating to shareholders. APE is as defined under the section "EEV Basis and New Business Results" in Item 3 of this annual report.

Analysis of UK operating profit drivers:

  •
  Spread income has increased by £53 million to £251 million in 2010 reflecting in a higher margin of 120 bps, up from 106 bps last year. The improved margin primarily reflects the beneficial impacts of the bulk annuity deal written in 2010, improved margins on retail annuity new business and improved spread on equity release business following its closure to new business. Spread income was lower in 2008 due to lower margins on new business and the establishment of credit default and deflation reserves in that year in light of the credit crisis offset by the impact of actions to rebalance the credit portfolio.

  •
  Fee income has increased by 11 per cent from 2009 to £60 million in 2010 broadly in line with the value of unit-linked liabilities following the improvement in equity markets. Fee income margin in 2008 of 32 bps was in line with the margins of 31 bps in 2009.

  •
  Margin on revenues represents premiums charges for expenses and other sundry net income received by the UK. Lower amounts were recorded in 2010 (£223 million) compared to 2009 (£275 million) reflecting, in part, lower premiums from shareholder-backed retail business in 2010 as compared to 2009.

  •
  Insurance margin has fallen by £29 million to £12 million in 2010 reflecting that 2009 included a one-off benefit of £34 million in respect of a longevity swap on certain aspects of the UK's annuity back-book liabilities, which was not repeated in 2010.

  •
  Acquisition costs as a percentage of new business sales has fallen from 27 per cent in 2009 to 20 per cent in 2010. This reflects in part the impact of the bulk annuity deal which contributed £88 million APE in the period with a relatively low level of acquisition costs, together with the closure of equity release to new business as well as on-going cost saving initiatives.

    The ratio above expresses the percentage of shareholder acquisition costs as a percentage of total APE sales. It is therefore impacted by the level of with-profits sales in the year. Acquisition costs as a percentage of shareholder-backed new business sales were 36 per cent in 2010 (49 per cent in 2009), with the most significant impact being the effect of the bulk annuity deal.

  •
  Administration expenses have fallen by £60 million to £113 million and the ratio from 48 bps in 2009 to 27 bps in 2010. This is primarily the result of cost savings initiatives initiated by the UKIO in line with the business's stated objectives.

Asian operations—analysis of operating profit by territory

        Operating profit based on longer-term investment returns for Asian operations are analyzed as follows:

	2010	2009	2008
	£ million	£ million	£ million
China(note (ii))	(12)	4	(3)
Hong Kong	51	48	33
India(note (iii))	60	12	(6)
Indonesia	157	102	55
Japan	(6)	(18)	3
Korea	12	6	12
Malaysia
—Underlying results	97	65	46
—Exceptional credit(note (i))	—	63	—
Philippines	2	2	5
Singapore	129	112	83
Taiwan bancassurance business(note (iv))	(4)	(7)	(4)
Thailand	2	(1)	(2)
Vietnam	43	30	37
Other	5	(2)	(2)

Total insurance operations(note (v))	536	416	257
Development expenses	(4)	(6)	(26)

Total long-term business operating profit	532	410	231
Asset management	72	55	52

Total Asian operations	604	465	283

Notes

(i)
For the Malaysia life business, under the basis applied previously, 2008 IFRS basis liabilities were determined on the local regulatory basis using prescribed interest rates such that a high degree of prudence resulted. As of January 1, 2009, the local regulatory basis has been replaced by the Malaysian authority's risk-based capital (RBC) framework. In the light of this development; the Company has re-measured the liabilities by reference to the method applied under the new RBC framework, which is more realistic than the previous approach, but with an overlay constraint to the method such that negative reserves derived at an individual policyholder level are not included. This change has resulted in a one-off release from liabilities at January 1, 2009 of £63 million.

(ii)
China's operating loss of £12 million is after a net charge of £17 million for local reserving changes and associated impacts that have been reflected in the Group's IFRS accounts. Excluding this effect, China's underlying result is a £5 million profit.

(iii)
The operating profit of £60 million from India, a joint venture, includes £36 million arising from changes that improve the reserving estimation technique.

(iv)
Sale of Taiwan agency business

  In order to facilitate comparisons of operating profit based on longer-term investment returns that reflect the Group's retained operations, the results attributable to the Taiwan agency business for which the sale process was completed in June 2009 are excluded from analysis of operating profit.

(v)
Analysis of operating profit between new and in-force business

  The result for insurance operations comprises amounts in respect of new business and business in-force as follows:

	2010	2009	2008
	£ million	£ million	£ million
New business strain (excluding Japan)	(56)	(72)	(91)
Japan	(1)	(6)	(6)

New business strain (including Japan)	(57)	(78)	(97)
Business in force	593	494	354

Total	536	416	257

        The strain reflects the aggregate of the pre-tax regulatory basis strain to net worth after IFRS adjustments for deferral of acquisition costs and deferred income where appropriate.

Analysis of asset management operating profit based on longer-term investment returns

	2010
	M&G(i)	Asia(i)	PruCap	US	Total
	£ million	£ million	£ million	£ million	£ million
Operating income before performance-related fees	615	185	88	229	1,117
Performance-related fees	17	6	—	—	23

Operating income*	632	191	88	229	1,140
Operating expense	(386)	(119)	(50)	(207)	(762)

Operating profit based on longer-term investment returns	246	72	38	22	378

Average funds under management (FUM)**	£186.5 bn	£47.2 bn
Margin based on operating income**	34 bps	40 bps
Cost / income ratio***	63%	64%

	2009
	M&G(i)	Asia(i)	PruCap	US	Total
	£ million	£ million	£ million	£ million	£ million
Operating income before performance-related fees	470	157	89	183	899
Performance-related fees	12	3	—	—	15

Operating income*	482	160	89	183	914
Operating expense	(305)	(105)	(28)	(179)	(617)

Operating profit based on longer-term investment returns	177	55	61	4	297

Average funds under management (FUM)**	£157.5 bn	£39.6 bn
Margin based on operating income**	31 bps	40 bps
Cost / income ratio***	65%	67%

	2008
	M&G(i)	Asia(i)	PruCap	US	Total
	£ million	£ million	£ million	£ million	£ million
Operating income before performance-related fees	480	144	123	139	886
Performance-related fees	43	3	—	—	46

Operating income*	523	147	123	139	932
Operating expense	(295)	(95)	(65)	(132)	(587)

Operating profit based on longer-term investment return	228	52	58	7	345

Average funds under management (FUM)**	£154.0 bn	£36.9 bn
Margin based on operating income**	34 bps	40 bps
Cost / income ratio***	61%	66%

(i)
M&G and Asia asset management businesses can be further analyzed as follows:

M&G							Asia
Operating income*							Operating income*
	Retail	Margin of FUM**	Institu- tional+	Margin of FUM**	Total	Margin of FUM**		Retail	Margin of FUM**	Institu- tional+	Margin of FUM**	Total	Margin of FUM**
	£ million	bps	£ million	bps	£ million	bps		£ million	bps	£ million	bps	£ million	bps
2010	345	93	287	19	632	34	2010	120	62	71	26	191	40
2009	255	102	227	17	482	31	2009	98	60	62	27	160	40
2008	243	122	280	21	523	34	2008	91	59	56	26	147	40

*
Operating income is net of commissions and includes performance related fees.

**
Margin represents operating income as a proportion of the related funds under management (FUM). Opening and closing internal and external funds managed by the respective entity have been used to derive the average. Any funds held by Prudential's insurance operations which are managed by third parties outside of the Prudential Group are excluded from these amounts.

***
Cost/income ratio is calculated as a percentage of income excluding performance-related fees.

+
Institutional includes internal funds.

Charge for short-term fluctuations in investment returns

        In calculating the operating profit based on longer-term investment returns, longer-term investment return assumptions are used rather than actual investment returns arising in the year. The difference between actual investment returns recorded in the income statement and longer-term returns is shown in the analysis of profits as short-term fluctuations in investment returns.

        In 2010, short-term fluctuations in investment returns of negative £123 million comprise positive £114 million for Asia, negative £378 million for US operations, positive £116 million in the UK and positive £25 million for other operations.

        The positive short-term fluctuations of £114 million in 2010 for Prudential's Asian operations primarily reflect unrealized gains on the shareholder debt portfolio, as well as a £30 million unrealized gain on the Group's 8.66 per cent stake in China Life Insurance Company of Taiwan.

        The negative short-term fluctuations of £378 million in 2010 for Prudential's US operations principally arise on derivative and embedded derivative value movements. They include the negative net equity hedge accounting effect (net of related DAC amortization)(1) of £367 million. The strong rise in the S&P Index in the last quarter of 2010 resulted in fair value reductions in the free-standing

(1)
Based on longer-term equity volatility and interest rate assumptions.

derivatives backing the guarantees embedded in Jackson's variable and fixed index annuity products. As a substantial proportion of these guarantees are not fair valued for accounting purposes, there is insufficient accounting offset to these value movements. Other US short-term fluctuations were negative £11 million.

        The positive short-term fluctuations of £116 million in 2010 for Prudential's UK operations reflect principally value movements on fixed income assets backing the capital of the shareholder-backed annuity business, brought about by the falls in yields during 2010.

        Short-term fluctuations in investment returns for other operations in 2010 were positive £25 million and mainly represent unrealized appreciation on Prudential Capital's debt securities portfolio offset by unrealized value movements on centrally held derivatives.

        In 2009, short-term fluctuations of negative £123 million comprised a positive £7 million relating to insurance operations offset by a negative £130 million in respect of other operations and represented a significant increase over the negative short-term fluctuations of £1,650 million recognized in 2008.

        Short-term fluctuations in investment returns for insurance operations of positive £1 million in 2009 comprised £31 million for Asia, negative £132 million for US operations and £108 million in the UK.

        The positive short-term fluctuations of £31 million for Asian insurance operations in 2009 primarily reflected strong market performance in Taiwan and Japan partially offset by the impact of unrealized losses on the debt securities portfolio in Vietnam.

        The short-term fluctuations of negative £132 million for US insurance operations in 2009 comprised negative £414 million in respect of debt securities, negative £159 million for the equity hedge accounting effect(1) positive £385 million for market value movements on the free-standing derivatives used to manage the fixed annuity and other general account business and positive £56 million of other items. The negative £414 million for debt securities reflected the levels of realized gains and losses (including write-downs) in excess of the allowance for longer-term defaults and amortization of interest-related gains included in the operating result adjusted for associated deferred acquisition costs.

(1)
Based on longer-term equity volatility and interest rate assumptions.

        The positive short-term fluctuations of £108 million for UK insurance operations in 2009 reflected principally value movements on the assets backing the capital of the shareholder-backed annuity business.

        For other operations, the principal component of short-term fluctuations in investment returns in 2009 of negative £130 million was a one-off £235 million cost arising from the hedge temporarily put in place during the first quarter, to protect Prudential IGD capital surplus in the light of exceptional market conditions. During the severe equity market conditions experienced in the first quarter of 2009, coupled with historically high equity volatility, Prudential entered into exceptional short-dated hedging contracts to protect against potential tail-events on the IGD capital position, in addition to its regular operational hedging programs. The residual short-term fluctuations in investment returns for other operations of positive £105 million included £66 million for unrealized appreciation on Prudential Capital's debt securities portfolio and £28 million on swaps held centrally to manage Prudential's assets and liabilities.

        The £1,650 million charge for short-term fluctuations in investment returns in 2008 comprised £138 million, £987 million and £212 million relating to Asian, US and UK insurance operations respectively and £313 million for other operations.

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

        Prudential's US results included a £987 million charge in 2008 for short-term fluctuations in investment returns. This comprised negative £535 million in respect of debt securities, negative £369 million in respect of freestanding derivatives used to manage the fixed annuity and other general account business, positive £71 million for the net equity hedge accounting effect,(1) and negative £154 million for other items.

(1)
Based on longer-term equity volatility and interest rate assumptions.

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

        Other short-term fluctuations charges of £313 million in 2008 included £190 million for unrealized value movements in Prudential Capital and £71 million on the sale of an investment in an Indian Mutual Fund.

Shareholders' share of actuarial and other gains and losses on defined benefit schemes

        The shareholders' share of actuarial and other gains and losses on defined benefit pension schemes of negative £10 million reflects the impact of assumption changes, being primarily a lower discount rate applied to the liabilities of the Scottish Amicable and M&G schemes, partially offset by actual asset returns being higher than the long-term rate assumed.

Costs of terminated AIA transaction

        During 2010 Prudential incurred pre-tax costs in relation to the AIA transaction of £377 million. This comprises the termination break fee of £153 million, the costs associated with foreign exchange hedging of £100 million, underwriting fees of £58 million and adviser and other fees totaling £66 million. After expected tax relief, the post-tax cost is £284 million.

Gain on dilution of holding in PruHealth

        On August 1, 2010, Discovery Holdings of South Africa, the Group's joint venture partner in its investment in PruHealth, completed the acquisition of the entire share capital of Standard Life Healthcare, a wholly-owned subsidiary of the Standard Life Group, for £138 million. Discovery funded the purchase of the Standard Life Healthcare transaction, and contributed Standard Life Healthcare to PruHealth as a capital investment on completion. As a result of the transaction , Discovery have increased their shareholding in PruHealth from the previous level of 50 per cent to 75 per cent, and Prudential's shareholding reduced from 50 per cent of the previous joint venture structure to 25 per cent of the new structure of the much enlarged business.

        As a result of this dilution in holding and the consequential loss of control, PruHealth has been reclassified from a joint venture to an associate and the entity is no longer proportionally consolidated from the date of the transaction. In accordance with IAS 31 "Interests in joint ventures" a gain of £30 million arises upon the dilution, representing the difference between the fair value of the enlarged 25 per cent investment still held and the IFRS book value of the original 50 per cent investment holding.

Sale of Taiwan agency business

        On February 20, 2009 Prudential announced its agreement to transfer the assets and liabilities of the agency distribution business in Taiwan, including the capital consuming in-force book, to China Life Insurance Limited (Taiwan). The transaction completed on June 19, 2009 following regulatory approval being given on that day. The transfer resulted in a one-off negative pre-tax impact of £621 million. After allowing for tax, and other adjustments, the effect on shareholders' equity was negative £607 million. The overall size of loss reflected the carrying value of the IFRS equity of the business as applied in the calculation of the loss on sale and the application of "grandfathered" US GAAP under IFRS 4 for insurance assets and liabilities. US GAAP does not and is not designed to include the costs of holding economic capital to support the legacy interest rate guaranteed products. The loss on sale reflects this element of the economic value. Separately, it is to be noted that under IFRS there is no recognition of the enhanced IGD capital surplus position arising on completion.

Effective tax rate

        The effective rate of tax on operating profits, based on longer-term investment returns, was 11 per cent (2009: 24 per cent; 2008: 22 per cent). For 2010, adjusting the reported tax rate to exclude the exceptional tax credit of £158 million which primarily relates to the impact of a settlement agreed with the UK tax authorities, the underlying tax rate on 2010 operating profits was 19 per cent. This is lower than 2009 primarily due to 2010 benefiting from revisions to prior period tax returns in the UK and an increase in the proportion of income in Asia which attracts lower tax. The effective rate of 22 per cent in 2008 was comparable to the 24 per cent in 2009.

IFRS Earnings per share

	2010 Excluding exceptional tax credit(i)	2010 Including exceptional tax credit	2009	2008
Basic EPS based on operating profit based on longer-term investment returns after tax and non-controlling interests(ii)	62.0p	68.3p	47.5p	38.1p
Basic EPS based on total profit (loss) after non-controlling interests		56.7p	27.0p	(16.0)p

Notes

(i)
The exceptional tax credit in 2010 relates to a £158 million credit which primarily relates to the impact of a settlement agreed with the UK tax authorities.

(ii)
The Company has amended the presentation of IFRS operating profit based on longer-term investment returns for its US insurance operations to remove the net equity hedge accounting effect (incorporating related amortization of deferred acquisition costs) and include it in short-term fluctuations. 2009 and 2008 amounts have been amended accordingly.

Explanation of Movements in Profits Before Shareholder Tax
by Nature of Revenue and Charges

        The following table shows Prudential's consolidated total revenue and consolidated total charges for the periods presented:

	Year Ended December 31,
	2010	2009	2008
	(£ million)
Gross earned premiums(a)	24,568	20,299	18,993
Outward reinsurance premiums	(357)	(323)	(204)

Earned premiums, net of reinsurance	24,211	19,976	18,789
Investment return(b)	21,769	26,889	(30,202)
Other income	1,666	1,234	1,146

Total revenue, net of reinsurance	47,646	48,099	(10,267)

Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance(c)	(40,518)	(41,195)	10,824
Acquisition costs and other expenditure(d)	(4,799)	(4,572)	(2,459)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(257)	(209)	(172)
Loss on sale of Taiwan agency business	—	(559)	—

Total charges, net of reinsurance	(45,574)	(46,535)	8,193

Profit (loss) before tax (being tax attributable to shareholders' and policyholders' returns)*	2,072	1,564	(2,074)
Tax (charge) credit attributable to policyholders' returns	(611)	(818)	1,624

Profit(loss) before tax attributable to shareholders	1,461	746	(450)
Tax (charge)credit attributable to shareholders' returns**	(25)	(55)	59

Profit (loss) from continuing operations after tax	1,436	691	(391)
Discontinued operations (net of tax)(e)	—	(14)	—

Profit (loss) for the year	1,436	677	(391)

*
This measure is the formal profit (loss) before tax measure under IFRS but is not the result attributable to shareholders. See "Presentation of results before tax" under IFRS Critical Accounting Policies section above for further explanation.

**
The 2010 tax charge attributable to shareholders' return includes an exceptional tax credit of £158 million which primarily relates to the impact of a settlement agreed with the UK tax authorities

(a)   Gross earned premiums

	Year Ended December 31,
	2010	2009	2008
	(£ million)
Asian Operations	6,380	5,345	5,333
US Operations	11,817	9,197	6,032
UK Operations	6,371	5,757	7,628

Total	24,568	20,299	18,993

        Gross earned premiums for insurance operations totaled £24,568 million in 2010, up 21 per cent from £20,299 million in 2009. The increase of £4,269 million was driven by growth of £2,620 million in the US operations; £1,035 million in the Asian operations and £614 million in the UK operations. The increase of £1,306 million in 2009 over 2008 was primarily driven by growth of £3,165 million in the US operations that was partially offset by a decrease of £1,871 million in the UK operations.

Asia

        Gross earned premiums increased by 19 per cent from £5,345 million in 2009 to £6,380 million in 2010. The premiums reflect the aggregate of single and recurrent premiums of new business sold in the year and premiums on annual business sold in previous years. The growth in earned premiums reflects increases for both factors.

        Overall, Asia's life insurance industry saw a sharp recovery in new business volumes during 2010 as the markets moved beyond the 2008/2009 financial crisis. New business sales of the Group for the fourth quarter of 2010 was a new record representing an increase over the same period in 2009, which was already a record quarter. Tied agency continues to dominate although distribution through banks is becoming increasingly significant.

        Gross earned premiums were flat in 2009, increasing by £12 million from £5,333 million in 2008 to £5,345 million. This reflected in part the fall in new business premiums across the Asian life insurance industry, particularly for single premium and investment-linked products, seen in the first half of 2009, being offset by strong sales in the fourth quarter of 2009 as consumer confidence returned to the retail financial services sector.

        Prudential's product mix continues its emphasis on regular premium policies and protection riders. Consistent with its "value over volume" priority, Prudential has maintained its product and pricing disciplines.

United States

        Gross earned premiums increased by 28 per cent from £9,197 million in 2009 to £11,817 million in 2010, driven principally by the increase in sales of new single variable annuity business. In 2010, Jackson continued to be innovative in its variable annuity product offerings, implementing various changes to increase sales, to comply with revised regulations or to enhance risk management flexibility and/or increase profitability.

        While the equity markets rebounded in 2010, reaching two-year highs in December, and in light of continued volatility in US equity markets and historically low interest rates, customers continue to seek to mitigate equity risk while receiving an acceptable return through the purchase of variable annuities with guaranteed living benefits. Jackson is a beneficiary of this trend while being well placed to benefit from the huge wave of baby boomers starting to retire, as they increasingly use variable annuities to structure their retirement income. The significant increase in variable annuity sales in 2010 over 2009 was partially offset by decreases in the fixed annuity sales as customer demand for the products fell due to the continued low interest rate environment and the decrease in the fixed index annuity sales as Jackson focused its marketing efforts on the higher margin variable annuity products.

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

United Kingdom

        Gross earned premiums increased by 11 per cent from £5,757 million in 2009 to £6,371 million in 2010 primarily reflecting a bulk annuity buy-in insurance agreement of total new business premiums of £885 million signed in the fourth quarter of 2010, increase in the sales of with-profits bonds partially offset by reductions in premiums for annual business sold in prior years. This performance is consistent with Prudential UK's strategy of not pursuing top-line sales growth, but instead deploying capital to opportunities that play to the core strengths on the business and generate the best returns.

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

(b)   Investment return

	Year Ended December 31,
	2010	2009	2008
	(£ million)
Asian Operations	2,747	4,431	(4,156)
US Operations	4,577	5,138	(5,409)
UK Operations	14,560	17,786	(20,435)
Unallocated corporate and intra-group elimination	(115)	(466)	(202)

Total	21,769	26,889	(30,202)

        Investment return principally comprises interest income, dividends, investment appreciation/depreciation (realized and unrealized gains and losses) on investments designated as fair value through profit and loss and realized gains and losses, including impairment losses, on Jackson's debt securities designated as available-for-sale. Movements in unrealized appreciation/depreciation of Jackson's debt securities designated as available for-sale are not reflected in investment return but are recorded in other comprehensive income.

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

	Year Ended December 31,
	2010	2009	2008
	(£ million)
Asian operations
Policyholder returns
Assets backing unit-linked liabilities	1,279	2,539	(2,552)
With-profits business	1,039	1,519	(1,611)

	2,318	4,058	(4,163)
Shareholder returns	429	373	7

Total	2,747	4,431	(4,156)

US operations
Policyholder returns
Assets held to back (separate account) unit-linked liabilities	3,520	3,760	(5,925)

Shareholder returns
Realized gains and losses (including impairment losses on available-for-sale bonds)	21	(529)	(651)
Value movements on derivative hedging program for general account business	20	340	(311)
Interest/dividend income and value movements on other financial instruments for which fair value movements are booked in the income statement	1,016	1,567	1,478

	1,057	1,378	516

Total	4,577	5,138	(5,409)

UK operations
Policyholder returns
Scottish Amicable Insurance Fund (SAIF)	1,075	1,438	(2,095)
Assets held to back unit-linked liabilities	2,119	2,947	(2,971)
With-profits fund (excluding SAIF)	8,815	10,461	(14,595)

	12,009	14,846	(19,661)

Shareholder returns
Prudential Retirement Income Limited (PRIL)	1,717	1,827	(684)
Other business	834	1,113	(90)

	2,551	2,940	(774)

Total	14,560	17,786	(20,435)

Unallocated corporate
Shareholder returns	(115)	(466)	(202)

Group total
Policyholder returns	17,847	22,664	(29,749)
Shareholder returns	3,922	4,225	(453)

Total	21,769	26,889	(30,202)

Policyholder returns

        The returns, as shown in the table above, are delineated between those returns allocated to policyholders and those allocated to shareholders. In making this distinction, returns allocated to policyholders are those from investments in which shareholders have no direct economic interest, namely:

  •
  unit-linked business in the UK and Asia and SAIF in the UK, for which the investment return is wholly attributable to policyholders,

  •
  separate account business of US operations, the investment return of which is also wholly attributable to policyholders, and

  •
  with-profits business (excluding SAIF) in the UK and Asia (in which the shareholders' economic interest, and the basis of recognizing IFRS basis profits, is restricted to a share of the actuarially determined surplus for distribution (in the UK, 10 per cent)). Except for this surplus, the investment return of the with-profit funds is attributable to policyholders (through the asset-share liabilities) or the unallocated surplus, which is accounted for as a liability under IFRS 4.

        The assets of these three types of business represented 72 per cent of the total investments of Prudential as at December 31, 2010. The investment return related to the types of business above does not affect shareholders' profits directly. However, there is an indirect impact, for example, investment-related fees or the effect of investment return on the shareholders' share of the cost of bonuses of with-profits funds.

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

Shareholder returns

        For shareholder-backed non-participating business of the UK (comprising PRIL and other non-linked non-participating business) and of the Asian operations, the investment return is not directly attributable to policyholders and therefore does impact shareholders' profit directly. However, it should be noted that for UK shareholder-backed annuity business, principally PRIL, where the durations of asset and liability cash flows are normally closely matched, the discount rate applied to measure liabilities to policyholders (under "grandfathered" UK GAAP under IFRS 4) reflects movements in asset yields (after allowances for the future defaults) of the backing portfolios. Therefore, the net impact on the shareholders' profits of the investment return of the assets backing the liabilities of UK shareholder-backed annuity business is after taking into account the consequential effect on the movement in policyholder liabilities.

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

Asia

        The table below provides an analysis of investment return attributable to Asian operations for the years presented:

	Year Ended December 31,
	2010	2009	2008
	(£ million)
Interest/dividend income (including foreign exchange gains and losses)	607	625	302
Investment appreciation (depreciation)	2,140	3,806	(4,458)

Total	2,747	4,431	(4,156)

        In Prudential's Asian operations, debt securities accounted for 46 per cent, 43 per cent and 51 per cent of the total investment portfolio as at December 31, 2010, 2009 and 2008, respectively, with equities comprising 47 per cent; 48 per cent and 37 per cent respectively. The remaining seven per cent, nine per cent and 12 per cent of the total investment portfolio, respectively, primarily comprised loans and deposits with credit institutions. In Asia, investment return decreased by £1,684 million in 2010 to £2,747 million. The decrease was primarily due to a lower investment appreciation in 2010 at £2,140 million compared to £3,806 million in 2009, reflecting a strong Asian financial market performance in 2010, which, though strong was to a lesser extent than the significant improvements in 2009.

        Investment return increased by £8,587 million in 2009 over 2008 to £4,431 million. This increase was due to an increase of £323 million in interest and dividend income (including foreign exchange gains and losses) and an £8,264 million increase in investment appreciation, including realized and unrealized gains and losses. The increase of £8,264 million in investment appreciation primarily reflected the effect of the strong performance of Asian equity markets in 2009, in comparison to the significant downturns experienced in 2008.

United States

        The table below provides an analysis of investment return attributable to US operations for the periods presented:

	Year Ended December 31,
	2010	2009	2008
	(£ million)
Realized gains (losses) (including impairment losses on available-for-sale bonds)	21	(529)	(651)
Investment return of investments backing US separate account liabilities	3,520	3,760	(5,925)
Other investment return	1,036	1,907	1,167

Total	4,577	5,138	(5,409)

        In Prudential's US operations, investment return decreased by £561 million in 2010 from £5,138 million in 2009 to £4,577 million in 2010. The £561 million adverse change was due to a £550 million increase in realized gains (including gains on debt securities classified as available-for-sale) which was more than offset by a decrease in investment return of investments backing US separate account liabilities of £240 million and a decrease in other investment return of £871 million. Realized losses in 2009, which included mainly write downs of bonds and losses on the sale of bonds, was £529 million compared to a realized gain of £21 million in 2010 reflecting primarily the improvement in the bond markets in 2010 and active management of the investment portfolio by Jackson to reduce certain investment risks. The investment return of investments backing US separate account liabilities of a positive £3,520 million in 2010 reflected the overall favorable movements in the US equity markets in the year but to a lesser extent than the movements in 2009. The decrease of £871 million in other investment return was mainly accounted for by the movements in the fair value of derivatives held to manage the general account business and of the equity related derivatives.

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

United Kingdom

        The table below provides an analysis of investment return attributable to UK operations for the periods presented:

	Year Ended December 31,
	2010	2009	2008
	(£ million)
Interest/dividend income	6,149	6,628	7,117
Foreign exchange gains and losses(i)	(48)	921	(2,964)
Investment appreciation (depreciation)(ii)	8,459	10,237	(24,588)

Total	14,560	17,786	(20,435)

Notes

(i)
Foreign exchange gains and losses on retranslation of non-sterling based assets, including foreign currency forwards, principally of the UK with-profits fund.

(ii)
Investment appreciation (depreciation) comprises realized and unrealized gains and losses on the investments.

        In Prudential's UK operations, equities accounted for 28 per cent, 28 per cent and 32 per cent of the total investment portfolio as at December 31, 2010, 2009 and 2008, respectively. Debt securities comprised 52 per cent, 51 per cent and 48 per cent, respectively, with investment properties accounting for 8 per cent, 8 per cent and 10 per cent of the total investment portfolio in each respective year. The remaining 12 per cent, 13 per cent and 10 per cent of the total investment portfolio as at December 31, 2010, 2009 and 2008, respectively, related to loans, deposits with credit institutions, investment in partnerships in investment pools and derivative assets. Within debt securities of £76 billion (2009: £69 billion) as at December 31, 2010, 82 per cent was comprised of corporate debt securities.

        In the UK, investment return decreased by £3,226 million in 2010, from £17,786 million in 2009 to £14,560 million in 2010. This change comprised a decrease in interest and dividend income of £479 million, a decrease in foreign exchange gains of £969 million from a gain of £921 million in 2009 to a loss of £48 million in 2010 and a decrease in investment appreciation of £1,778 million. The reduction in interest and dividend income of £479 million in 2010 primarily reflected the continued combined effects of lower interest rates and portfolio changes. The foreign exchange losses of £48 million in 2010 related mainly to losses from foreign currency forwards of the UK with-profits fund as sterling depreciated slightly below those levels in 2009. The investment appreciation of £8,459 million in 2010 primarily reflected the overall improvements in the UK financial markets during the year but to a lesser extent than the significant recovery seen in 2009. The investment appreciation mainly reflected movement on equities and debt securities.

        In the UK, the investment return improved significantly by £38,221 million in 2009, from a £20,435 million charge in 2008 to a £17,786 million credit in 2009. This significant favorable change comprised a decrease of £489 million in interest and dividend income, which was more than offset by an increase of £3,885 million in foreign exchange gains and a decrease in investment depreciation of £34,825 million. The reduction in interest and dividend income of £489 million in 2009 primarily reflected the combined effects of lower interest rates and portfolio changes from equities to other asset classes. The foreign exchange gains of £921 million in 2009 related mainly to gains from foreign currency forwards of the UK with-profits fund as sterling appreciated above the contract levels in 2009. The investment appreciation of £10,237 million in 2009 primarily reflected the recovery in the UK financial markets compared to 2008, especially in the latter half of 2009, and mainly reflected movement on equities and debt securities.

Unallocated corporate and intragroup elimination

        Investment return for unallocated corporate and intragroup elimination increased by £351 million to a negative £115 million in 2010 compared to a negative £466 million in 2009. Investment return for unallocated corporate changed by a negative £264 million to a negative £466 million in 2009 compared to a negative £202 million in 2008. The changes from 2009 to 2010 and from 2008 to 2009 were mainly due to a one-off £235 million IGD hedge cost incurred in 2009.

(c)   Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance

	Year Ended December 31,
	2010	2009	2008
	(£ million)
Asian Operations	(6,734)	(7,710)	(192)
US Operations	(15,423)	(13,285)	(947)
UK Operations	(18,361)	(20,200)	11,963

Total	(40,518)	(41,195)	10,824

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

        Total benefit and claims and movements in unallocated surplus of with-profits funds decreased by £677 million in 2010 to a charge of £40,518 million compared to a charge of £41,195 million in 2009. Total benefits and claims and movement in unallocated surplus of with-profits fund increased by £52,019 million in 2009 to a charge of £41,195 million compared to a credit of £10,824 million in 2008. The amounts of this year on year charge attributable to each of the underlying reasons as stated above are shown below.

	Year Ended December 31,
	2010	2009	2008
	(£ million)
Claims incurred	(16,884)	(15,781)	(16,210)
(Increase)/decrease in policyholder liabilities	(23,389)	(23,855)	21,219
Movement in unallocated surplus of with-profits funds	(245)	(1,559)	5,815

Benefits and claims and movement in unallocated surplus	(40,518)	(41,195)	10,824

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

Asia

        In 2010, benefits and claims and movements in unallocated surplus of with-profits funds totaled £6,734 million, representing a decrease of £976 million compared to the charge of £7,710 million in 2009. In 2009, benefits and claims and movements in unallocated surplus of with-profits funds totaled £7,710 million, representing an increase of £7,518 million compared to the charge of £192 million in 2009.

        The amounts of the year-on-year change attributable to each of the underlying reasons are shown below:

	Year Ended December 31,
	2010	2009	2008
	(£ million)
Claims incurred	(2,595)	(1,814)	(1,552)
(Increase)/decrease in policyholder liabilities	(3,824)	(6,230)	314
Movement in unallocated surplus of with-profits funds	(315)	334	1,046

Benefits and claims and movement in unallocated surplus	(6,734)	(7,710)	(192)

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

        Accordingly, due to positive market returns in 2010, there was a related increase in the charge for benefits and claims in the year, though to a lesser extent than the increase in 2009 where a more significant improvement in the market returns occurred. Conversely, in 2008, due to the significant decrease in the market returns compared to 2007, there was a related decrease in the charge for benefit and claims in the year.

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

        In 2010, the accounting charge for benefits and claims increased by £2,138 million to £15,423 million compared to £13,285 million in 2009. In 2009, the accounting charge for benefits and claims increased by £12,338 million to £13,285 million compared to £947 million in 2008.

        The amounts of the year-on-year change attributable to each of the underlying reasons are shown below:

	Year Ended December 31,
	2010	2009	2008
	(£ million)
Claims incurred	(4,348)	(4,092)	(3,666)
(Increase)/decrease in policyholder liabilities	(11,075)	(9,193)	2,719

Benefits and claims and movement in unallocated surplus	(15,423)	(13,285)	(947)

        The movements year-on-year in the claims incurred for the US operations as shown in the table above also included the effects of translating the US dollar results into pounds sterling at the average exchange rates for the relevant years.

        The charges in each year comprise amounts in respect of variable annuity and other business. For variable annuity business, there are two principal factors that contribute to the variations in the charge, and for which the fluctuations in the years presented broadly offset each other. First, the investment return on the assets backing the variable annuity separate account liabilities changed to a £3,520 million charge in 2010 from a £3,760 million credit in 2009 and a £5,925 million charge in 2008 as shown in the section "Investment return (b) United States" above. The second principal effect is the growth of the variable annuity business in force. This can be illustrated by the net cash flows of the US insurance operations' variable annuity separate account liabilities in note D3 (c) "Reconciliation of movement in policyholder liabilities" to the consolidated financial statements in Item 18 of this annual report. The net flows of the variable annuity separate account liabilities shown in that note for 2010 were £5,758 million as compared with £3,586 million for 2009. In addition, the net flows of the variable annuity separate account liabilities for 2008 was £1,423 million.

United Kingdom

        Overall, benefits and claims and the movement in unallocated surplus recorded in the income statement was a £18,361 million charge in 2010 compared to a £20,200 million charge in 2009 and a £11,963 million credit in 2008. The year-on-year changes attributable to each of the underlying reasons are shown below, together with a further analysis of the amounts included in respect of the movements in policyholder liabilities by type of business:

	Year Ended December 31,
	2010	2009	2008
	(£ million)
Claims incurred	(9,941)	(9,875)	(10,992)
Decrease/(increase) in policyholder liabilities

SAIF	212	37	3,578
PRIL	(2,142)	(1,746)	909
Unit-linked and other non-participating business	(2,258)	(3,031)	195
With-profits (excluding SAIF)	(4,301)	(3,692)	13,504

	(8,490)	(8,432)	18,186
Movement in unallocated surplus of with-profits funds	70	(1,893)	4,769

Benefits and claims and movement in unallocated surplus	(18,361)	(20,200)	11,963

        Claims incurred in the UK operations in 2010 of £9,941 million is in line with the £9,875 million in 2009. In 2009, the claims incurred decreased from £10,992 million in 2008 to £9,875 million. This reduction in claims incurred primarily reflects the combined effect of lower maturities and surrenders for with-profits fund. The reduction in maturing claims reflected a lower base level of policies.

        As has been explained above, the principal driver for variations in amounts allocated to the policyholders is changes to investment returns.

        In aggregate, as a result of the significant improvement in market returns in 2009 and 2010 there has been a corresponding impact on benefits and claims and movements in unallocated surplus of with-profits funds in the year, moving from a net credit in 2008 to a net charge in 2009 and 2010.

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

  (c)
  Investment return, to the extent attributable to unallocated surplus, forms the majority part of the movement in such surplus in the income statement.

	Year Ended December 31,
	2010	2009	2008
	(£ million)
Earned premiums, net of reinsurance(i)	3,148	3,063	2,927
Investment return	8,815	10,461	(14,595)
Other income	9	(2)	(36)
Acquisition costs and other expenditure	(600)	(842)	(408)
Tax (charge) credit	(528)	(640)	1,191

Total net income before benefit and claims and movement in unallocated surplus, net of reinsurance	10,844	12,040	(10,921)

Charges of:
Claims incurred	(6,390)	(6,253)	(7,068)
(Increase)/decrease in policyholder liabilities(i)	(4,301)	(3,692)	13,504
Movement in unallocated surplus of with-profits funds	70	(1,893)	4,769

Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	(10,621)	(11,838)	11,205

Shareholders' profit after tax	223	202	284

Note

(i)
For the purposes of presentation in Prudential's consolidated financial information, references to the UK with-profits fund also include, for convenience, the amounts attaching to Prudential's UK Defined Charge Participating Sub-fund which includes the with-profits annuity business transferred to Prudential from the Equitable Life Assurance Society on December 31, 2007. Profits to shareholders emerge on a "charges less expenses" basis and policyholders are entitled to 100 per cent of the investment earnings.

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

        In 2010, the income statement of the UK component of the PAC with-profits funds was charged with a transfer of £70 million from the unallocated surplus. This transfer, together with a corresponding transfer in the unallocated surplus of the Asia with-profits funds and the effect of exchange rate movements, resulted in an increase in Prudential's unallocated surplus from £10.0 billion in 2009 to £10.3 billion in 2010. This movement reflected the net effect of changes in the value of assets, liabilities (incorporating policyholder bonuses and other elements of asset shares attributable to policyholders), and the shareholders' share of the cost of bonuses for 2010.

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

(d)   Acquisition costs and other expenditure

	Year Ended December 31,
	2010	2009	2008
	(£ million)
Asian Operations	(1,841)	(1,698)	(1,032)
US Operations	(971)	(879)	(613)
UK Operations	(1,721)	(2,013)	(710)
Unallocated corporate	(266)	18	(104)

Total	(4,799)	(4,572)	(2,459)

        Total acquisition costs and other expenditure of £4,799 million in 2010 was five per cent higher than the £4,572 million incurred in 2009. Total acquisition costs and other expenditure of £4,572 million in 2009 was 86 per cent higher than the £2,459 million incurred in 2008.

Asia

        Total acquisition costs and other expenditure for Asia in 2010 were £1,841 million, an increase of £143 million or eight per cent over 2009. This increase was primarily due to increased acquisition costs, net of change in deferred acquisition costs, and increased other operating expenses, partially offset by a decrease in the charge for investment gains attributable to external unit-holders relating to investment funds managed on behalf of third parties which are consolidated but have no recourse to Prudential.

        Total acquisition costs and other expenditure for Asia in 2009 were £1,698 million, an increase of £666 million, or 65 per cent over 2008. This increase was primarily due to an increase of £606 million in the charge for the investment gains attributable to external unit-holders. The increase in the charge reflected the increase in the overall returns in 2009 in these consolidated investment funds. Additionally, the increase in 2009 compared to 2008 included the effects of movements in the exchange rates applied to translate the results into the pound sterling value.

United States

        Total acquisition costs and other expenditure for the US increased by £92 million from £879 million in 2009 to £971 million in 2010. The increase related to an increase in other operating expenses which was partly offset by a decrease in acquisition costs, net of change in deferred acquisition costs.

        Total acquisition costs and other expenditure for the US increased by £266 million from £613 million in 2008 to £879 million in 2009. The increase in 2009 compared to 2008 included the effects of movements in the exchange rates applied to translate the US dollar results into the pound sterling value.

United Kingdom

        Total UK acquisition costs and other expenditure were £1,721 million compared to £2,013 million in 2009. This decrease was primarily due to a decrease in the charge for investment gains attributable to external unit-holders relating to investment funds managed on behalf of third parties that have been consolidated but have no recourse to Prudential. The decrease in the charge reflected the increase in the overall returns in 2010 in these consolidated investment funds but lower than those experienced in 2009.

        Total UK acquisition costs and other expenditure for the UK in 2009 were £2,013 million, compared to £710 million in 2008. The significant increase was primarily due to an increase over 2008 of £972 million in the charge for the investment gains attributable to external unit-holders relating to investment funds managed on behalf of third parties which are consolidated but have no recourse to Prudential.

(e)   Discontinued operations

        The 2009 charge of £14 million, which is net of tax, reflected completion adjustments for a previously disposed business.

Other information

Funds under management

(i)
Summary

	2010	2009
	£ billion	£ billion
Business area
Asian operations	30.9	23.7
US operations	63.6	49.6
UK operations	145.2	135.6

Internal funds under management	239.7	208.9
External funds	100.4	80.9

Total funds under management	340.1	289.8

(ii)
Internal funds under management—analysis by business area

	Asian operations		US operations		UK operations		Total
	2010	2009	2010	2009	2010	2009	2010	2009
	£ billion	£ billion	£ billion	£ billion	£ billion	£ billion	£ billion	£ billion
Investment properties(note (i))	—	—	0.1	0.1	11.5	11.0	11.6	11.1
Equity securities	14.5	11.4	31.5	21.0	40.7	37.0	86.7	69.4
Debt securities	14.1	10.0	26.4	22.8	75.9	69.1	116.4	101.9
Loans and receivables	1.3	1.2	4.2	4.3	3.8	3.3	9.3	8.8
Other investments	1.0	1.1	1.4	1.4	13.3	15.2	15.7	17.7

Total	30.9	23.7	63.6	49.6	145.2	135.6	239.7	208.9

Note

(i)
As included in the investments section of the consolidated statement of financial position at December 31, 2010 shown in Item 18 except for £0.4 billion (2009: £0.2 billion) investment properties which are held-for-sale or occupied by Prudential and, accordingly under IFRS, are included in other statement of financial position captions.

Effect of foreign currency rate movements on results

(i)
Rates of exchange

        The profit and loss accounts of foreign subsidiaries are translated at average exchange rates for the year. Assets and liabilities of foreign subsidiaries are translated at closing exchange rates. Foreign currency borrowings that have been used to provide a hedge against Group equity investments in overseas subsidiaries are also translated at closing exchange rates. The impact of these translations is recorded as a component of the movement in shareholders' equity.

        The following translation rates have been applied:

Local currency: £	Closing 2010	Average 2010	Closing 2009	Average 2009	Closing 2008	Average 2008
Hong Kong	12.17	12.01	12.52	12.14	11.14	14.42
Indonesia	14,106.51	14,033.41	15,171.52	16,173.28	15,799.22	17,749.22
Malaysia	4.83	4.97	5.53	5.51	5.02	6.15
Singapore	2.01	2.11	2.27	2.27	2.07	2.61
India	70.01	70.66	75.15	75.70	70.05	80.07
Vietnam	30,526.26	29,587.63	29,832.74	27,892.39	25,205.87	30,411.49
USA	1.57	1.55	1.61	1.57	1.44	1.85

(ii)
Effect of rate movements on results

IFRS basis results	As published 2010 (note (i))	Memorandum 2009 (note (i) and (ii))	Memorandum 2009 (note (i) and (ii))
	£ million	£ million	£ million
Asian operations:
Long-term operations	536	451	311
Development expenses	(4)	(6)	(29)

Total Asian insurance operations after development costs	532	445	282
Asset management	72	58	64

Total Asia operations	604	503	346

US operations
Jackson (note (iii))	833	626	401
Broker-dealer, asset management and Curian operations	22	4	8

Total US operations	855	630	409

UK operations
Long-term business	673	606	545
General insurance commission	46	51	44

Total UK insurance operations	719	657	589

M&G	284	238	286

Total UK operations	1,003	895	875

Total segment profit	2,462	2,028	1,630

Other income and expenditure	(450)	(396)	(268)
Solvency II costs	(45)	—	—
Restructuring costs	(26)	(23)	(28)

Operating profit based on longer-term investment returns	1,941	1,609	1,334

Shareholders' funds	8,031	6,473	4,729

Notes

(i)
The "as published" operating profit based on longer-term investment returns for 2010 and "memorandum" operating profit for 2009 and 2008 have been calculated by applying average 2010 exchange rates (CER).

The "as published" shareholders' funds for 2010 and "memorandum" shareholders' funds for 2009 and 2008 have been calculated by applying closing period end 2010 exchange rates.

(ii)
The 2009 and 2008 operating profit based on longer-term investment returns of Asian long-term operations excludes the results of the Taiwan agency business for which the sale process was completed in June 2009.

(iii)
The Company has amended the presentation of IFRS operating profit based on longer-term investment returns for its US insurance operations to remove the net equity hedge accounting effect (incorporating related amortization of deferred acquisition costs) and include it in short-term fluctuations. The 2009 and 2008 "memorandum" operating profit amounts have been amended accordingly.

 IFRS Shareholders' Funds and Summary Balance Sheet

        The following table sets forth a summary of the movement in Prudential's IFRS shareholders' funds for 2010, 2009 and 2008:

	2010	2009	2008
	(£ million)
Operating profit based on longer-term investment returns	1,941	1,564	1,212
Items excluded from operating profit based on longer-term investment returns	(480)	(818)	(1,662)

Total profit/(loss) before tax	1,461	746	(450)
Exceptional tax credit	158	—	—
Tax, discontinued operations and non-controlling interests	(188)	(70)	54

Profit/(loss) for the period	1,431	676	(396)
Exchange movements, net of related tax	251	(195)	510
Unrealized gains and losses on Jackson securities classified as available-for-sale, net of related changes to deferred acquisition costs and tax	478	1,043	(831)
Dividends	(511)	(481)	(453)
New share capital subscribed	75	141	170
Other	36	29	(4)

Net increase/(decrease) in shareholders' funds	1,760	1,213	(1,004)
Shareholders' funds at beginning of year	6,271	5,058	6,062

Shareholders' funds at the end of year	8,031	6,271	5,058

        Statutory IFRS basis shareholders' funds as at December 31, 2010 were £8.0 billion. This compares to the £6.3 billion as at December 31, 2009, an increase of £1.7 billion and equivalent to 28 per cent.

        The movement reflects the profit for the year after tax and non-controlling interests of £1.4 billion, exchange translation gains of £0.3 billion, the improvement in the level of net unrealized gains on Jackson's debt securities of £0.5 billion from the position at December 31, 2009 and other items of £0.1 billion, offset by dividend payments of £0.5 billion. Statutory IFRS basis shareholders' funds as at December 31, 2009 were £6.3 billion. This compares to the £5.1 billion as at December 31, 2008, an increase of £1.2 billion. The movement reflected the profit for the year after tax of £0.7 billion, exchange translation losses, principally on Jackson, of £0.2 billion and dividend payments of £0.5 billion, the positive effect of a reduction in the level of net unrealized losses on Jackson's debt securities of £1.0 billion and other items of £0.2 billion.

 Summary Balance Sheet

	December 31,
	2010	2009
	(£ million)
Goodwill attributable to shareholders	1,466	1,310
Investments	239,297	208,722
Holding company cash and short-term investments	1,232	1,486
Other	18,811	16,236

Total assets	260,806	227,754
Less: Liabilities
Policyholder liabilities	214,727	186,398
Unallocated surplus of with-profits funds	10,253	10,019

	224,980	196,417
Core structural borrowings of shareholders' financed operations (IFRS book value basis)	3,676	3,394
Other liabilities including non-controlling interests	24,119	21,672

Total liabilities and non-controlling interests	252,775	221,483

IFRS basis net assets net of non-controlling interests	8,031	6,271

Share capital and premium	1,983	1,970
IFRS basis shareholders' reserves	6,048	4,301

IFRS basis shareholders' equity	8,031	6,271

Shareholders' funds summary by business unit and net asset value per share

(i)
Shareholders' funds summary

	2010	2009
	£ million	£ million
Asian operations
Insurance operations

Net assets of operation	1,913	1,382
Acquired goodwill	236	80

Total	2,149	1,462

Asset management

Net assets of operation	197	161
Acquired goodwill	61	61

Total	258	222

Total	2,407	1,684

US operations
Jackson (net of surplus note borrowings)	3,815	3,011
Broker-dealer and asset management operations:

Net assets of operation	106	95
Acquired goodwill	16	16

Total	122	111

Total	3,937	3,122

UK operations
Insurance operations:

Long-term business operations	2,115	1,902
Other	33	37

Total	2,148	1,939
M&G

Net assets of operation	254	173
Acquired goodwill	1,153	1,153

Total	1,407	1,326

Total	3,555	3,265

Other operations
Holding company net borrowings	(2,035)	(1,754)
Shareholders' share of provision for future deficit funding of the Prudential Staff Pension Scheme (net of tax)	(10)	(16)
Other net assets (liabilities)	177	(30)

Total	(1,868)	(1,800)

Total of all operations	8,031	6,271

(ii)
Net asset value per share

	2010	2009
	£million	£million
Closing equity shareholders' funds	8,031	6,271
Net asset value per share attributable to equity shareholders(note (i))	315p	248p

Note

(i)
Based on the closing issued share capital as at December 31, 2010 of 2,546 million shares (2009: 2,532 million shares).

        The following sections focus on key areas of interest in the statement of financial position:

Investments

	December 31,
	2010				2009
	Participating Funds	Unit-linked and variable annuities	Shareholder- backed	Total Group	Total Group
	(£ million)
Debt securities	53,261	9,054	54,037	116,352	101,751
Equity	31,371	54,274	990	86,635	69,354
Property investments	8,993	745	1,509	11,247	10,905
Commercial mortgage loans	256	—	4,693	4,949	4,634
Other loans	1,888	—	2,424	4,312	4,120
Deposits	7,272	749	1,931	9,952	12,820
Other investmentsnote a	3,887	131	1,832	5,850	5,138

Total	106,928	64,953	67,416	239,297	208,722

Note

(a)
Includes £71 million of investments, including PruHealth from August 1, 2010 accounted for using the equity method (2009: £6 million).

        Total investments held by Prudential as at December 31, 2010 were £239 billion, of which £107 billion were held by participating funds, £65 billion by unit-linked funds and £67 billion by shareholder-backed operations. Shareholders are not directly exposed to value movements on assets backing participating or unit-linked operations, with sensitivity mainly related to shareholder-backed operations.

        Of the £67 billion investments related to shareholder-backed operations, £6 billion was held by Asia long-term business, £32 billion by Jackson and £26 billion by the UK long-term business respectively. In addition, £3 billion is held by the Group asset management and other companies.

        The investments held by the shareholder-backed operations are predominantly debt securities, totaling £54 billion, £4 billion, £26 billion and £22 billion for Asia, the US and the UK long-term business respectively, of which 84 per cent, 95 per cent and 98 per cent are rated, either externally or internally, as investment grade.

        In addition, £2 billion of debt securities was held by asset management and other operations substantially all of which was managed by Prudential Capital.

Policyholder liabilities

	2010				2009
	Asia	US	UK	Total	Total
	(£ million)
Shareholder-backed business
As at January 1	13,050	48,311	38,700	100,061	92,189
Premiums	3,270	11,735	4,579	19,584	15,757
Surrenders	(1,800)	(3,598)	(1,326)	(6,724)	(5,672)
Maturities/Deaths	(172)	(769)	(2,224)	(3,165)	(2,914)

Net flows	1,298	7,368	1,029	9,695	7,171
Investment-related items and other movements	1,523	3,464	4,289	9,276	10,820
Assumption changes	19	—	(46)	(27)	(113)
Acquisition of UOB Life Assurance Ltd	464	—	—	464	—
Dilution of holdings in PruHealth	—	—	(27)	(27)	—
Disposal of Taiwan agency business	—	—	—	—	(3,508)
Foreign exchange translation differences	1,362	1,380	(1)	2,741	(6,498)

As at December 31	17,716	60,523	43,944	122,183	100,061
With-profits funds
—Policyholder liabilities				92,544	86,337
—Unallocated surplus				10,253	10,019

Total as at December 31				102,797	96,356

Total policyholder liabilities including unallocated surplus as at December 31				224,980	196,417

        Policyholder liabilities related to shareholder-backed business grew by £22.1 billion from £100.1 billion as at December 31, 2009 to £122.2 billion as at December 31, 2010.

        The increase reflects positive net flows (premiums less surrenders and maturities/deaths) of £9.7 billion in 2010 (2009: £7.2 billion), driven by strong inflows in the US (£7.4 billion) and Asia (£1.3 billion) and the £0.9 billion bulk annuity transaction in the UK. Positive investment-related and other items of £9.3 billion (2009: £10.8 billion) also contributed to the growth following improvements in the bond and equity markets during the year.

        Other movements include foreign exchange movements of positive £2.7 billion (2009: negative £6.5 billion) and an increase following the acquisition of UOB Life of £464 million.

        During 2010, the unallocated surplus, which represents the excess of assets over policyholder liabilities for the Group's with-profit funds on a statutory basis, increased two per cent in 2010 to £10.3 billion.

Memorandum fair value of Jackson's GMDB and GMWB liabilities

        The IFRS accounting for minimum death and withdrawal benefits guarantees of the Group's US insurance operations has a mixed measurement approach.

        "Not for life" Guaranteed Minimum Withdrawal Benefits (GMWB) are accounted for as "embedded derivatives". Where the economic characteristics and risks of embedded derivatives are not closely related to the economic characteristics and risks of the host insurance contract, and where the contract is not measured at fair value with the changes in fair value recognized in the income statement, the embedded derivative is bifurcated and carried at fair value as a derivative in accordance with IAS 39. In

Jackson, the embedded derivative liabilities for GMWB liabilities are fair valued using the economic assumptions shown below, in line with IAS 39 (FASB ASC Topic ASC 820, formerly known as FAS 157).

        Where a significant insurance element is present, such as for Guaranteed Minimum Death Benefit (GMDB) and "for life" GMWB, the guarantees are accounted for as part of the accounting applied to the host insurance contracts. Under IFRS4, the insurance contract accounting applied prior to IFRS adoption has continued to be applied. Accordingly for US variable annuity business the US GAAP standards applicable to insurance contract accounting are applied. Consistent with that approach, the GMDB and "for life" GMWB guarantees are valued under FASB Accounting Standards codification Topic 944 (sub-topics 944-20, 944-40 and 944-80), formerly known as "SOP 03-1" (Statement of Position 03-1: "Accounting and Reporting by Insurance Enterprises Contracts and for Separate Accounts").

        The two reserving methodologies typically produce quite different patterns of results. It is the variation in assumptions, and the way the two reserving methods react to emerging experience, that produces potentially significant differences in reserve patterns through time.

        Both methods determine a hypothetical fee or charge (referred to in the rest of this note as "fee assessment") that is anticipated to fund future projected benefit payments arising using the assumptions applicable for that method. After determination at issue, the FAS 157 fee assessment is fixed for the life of the policy, so that variations in experience from that assumed at issue, as well as cash flow timing issues, will create a liability or asset as the value of future benefits becomes more or less, respectively, than the value of the fee assessments.

        The SOP 03-1 fee assessment, on the other hand, is recomputed at each valuation date to take into account emerging experience and cash flow timing differences. After redetermination based on valuation date parameters, the new fee assessment is applied retrospectively from issue date to recompute the current reserve provision. This retrospective aspect of the calculation is not present in the FAS 157 methodology.

        The chart below compares the assumption bases for the two methods in general terms as well as showing representative comparative values as of December 31, 2010. The comparative values for the projected earned rate and AA corporate bond rate are the 10-year rate in both cases, and the comparative value for volatility is the 5-year rate.

Assumption	SOP 03-1	IAS 39 (FAS157)
Fund earned rate	8.4% before fees	Quoted rate swap curve (10-year rate:—3.4% before fees)
Discount rate	8.4%	AA corporate rate curve (10-year rate:—4.8%)
Equity volatility	15%	Implied curve (5 year volatility:—24%)

        To provide an approximate translation of values from the SOP 03-1 basis to the IAS 39 basis, the table below shows estimates of the impact of changing each primary economic assumption from the SOP 03-1 values to the IAS 39 values.

        Two other items are shown in addition: a reconciling item to account for the difference in how each method adjusts for emerging economic experience (labeled as the "method" component below), and a further adjustment to recognize the impact of additional fees collected over and above those considered for reserving purposes (i.e. the difference between fees actually collected and the hypothetical fee assessment referenced earlier).

Guaranteed Benefit Liability Supplemental Disclosure as of December 31, 2010

	Note	GMDB	GMWB "for life"		GMWB "not for life"	Total
		£ million	£ million		£ million	£ million
As recorded in the December 31, 2010 financial statements:
—SOP 03-1	1	220	29			249
—IAS 39 fair value	1				201	201

Total per December 31, 2010 financial statements						450

Change in assumed fund earned rate	2	375	25		n/a	400
Change in discount rate	3	200	50		n/a	250
Change in equity volatility assumption	4	225	0		n/a	225
Change in method	5	(150)	(25)		n/a	(175)

						700

Hypothetical IAS 39 basis fair value	6	870		280		1,150
Adjustment to full fees	7	(200)		(600)		(800)

Hypothetical fair value with full fee recognition	8	670		(320)		350

Notes

1
Note GMWB benefits have reported components on both an SOP 03-1 and IAS 39 basis.

2
Change in fund earned rate: 8.4 per cent to 3.4 per cent, producing significantly higher values of future benefit payments due to lower future assumed fund growth and therefore greater potential for future guaranteed benefit payouts. For GMWBs, future fee income is less dramatically affected, given that for most benefit forms fee income is based on a more stable benefit base rather than a current account value.

3
Change in discount rate: 8.4 per cent to 4.8 per cent, producing significantly higher values, both for future benefit payments and future fees, with a net increase in liability. The absolute impact of this item will be influenced not only by the rate difference, but also by current market conditions, as the proportional impact of a particular rate change will be diluted if applied to a lower absolute value of future cash flows.

4
Change in equity volatility assumption: 15 per cent to 24 per cent, producing higher values, primarily for future benefit payments. The impact is muted for GMWBs due primarily to the length of time until benefit payments occur, and also by the SOP 03-1 methodology itself.

5
Generally, it is expected that the SOP 03-1 methodology will "lag" market events in terms of reflecting their impact in the reserve calculation. This is because of the retrospective aspect of the calculation described above. This line item is also the balancing item in the reconciliation so contains any cross-effects from other variables.

6
Representation of an approximate hypothetical IAS 39 (FAS 157) value were all guaranteed benefits to be reported on this basis.

7
Value of actual fees collected, on an IAS 39 assumption basis, over and above those already considered in the reserve calculation. The reserve calculation restricts the level of future guarantee fees to a level that is sufficient to meet the expected benefit payments at issue using at issue assumptions to avoid profit recognition at inception.

8
Resulting modified hypothetical IAS 39 value including adjustment for the value of fees in excess of those considered in the reserve calculation.

In all cases, values shown above, were they to be reflected in actual financial statements, would be significantly offset by an adjustment to deferred acquisition costs, which is impacted by changes in gross profit elements of the variable annuity product. Thus, for example, it might be expected that the GMDB impacts shown would be offset by some 70-75 per cent of the change illustrated, and the GMWB impacts shown would be offset by some 50-55 per cent of the change illustrated. The table below illustrates the approximate impact on shareholders' equity.

Estimated impact on Shareholders' Equity:

	Accounts carrying value to hypothetical IAS 39 basis fair value	Accounts carrying value to hypothetical fair value with full fee recognition
Estimated increase/(decrease) in liability	700	(100)
Related adjustments to:
DAC	(475)	(50)
Deferred tax	(75)	50

Estimated Decrease/(increase) in Shareholders' Equity	150	(100)

All numbers rounded to the nearest £25 million

        If Prudential had fair valued the GMDB and GMWB "for life" guarantees as if they were embedded derivatives but restricted or capped the recognition of future fees in line with IFRS, the liabilities at December 31, 2010 would have been higher by some £650 million and £50 million, respectively. After offsetting related adjustments to DAC amortization and deferred tax, the net effect would have been a reduction in shareholders' equity of approximately £150 million.

        If the liabilities were remeasured to fair value them using IAS 39 principles, but with the removal of the fee capping feature, so as to include the full value of future expected fees for guarantees, the change in liability from the IFRS accounting value would be favorable by some £100 million. After offsetting related adjustments to DAC amortization on the respective GMDB and GMWB components of the change, and for deferred tax, the net effect would be an increase in shareholders' equity, which is also estimated to be approximately £100 million.

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

        After making enquiries the directors of Prudential have a reasonable expectation that the Company and the Group have adequate resources to continue their operations for the foreseeable future.

Group and holding company cash flow

        Prudential's consolidated cash flow includes the movement in cash included within both policyholders' and shareholders' funds, such as cash in the with-profits fund. Prudential therefore believes that it is more relevant to consider individual components of the movement in holding company cash flow which relate solely to the shareholders.

        Prudential continues to manage cash flows across the Group with a view to achieving a balance between ensuring sufficient net remittances from the businesses to cover the progressive dividend (after corporate costs) and maximizing value for shareholders through the retention and the reinvestment of the free surplus generated at business unit level in the particularly profitable opportunities available to Prudential given its established position in key life insurance markets. On this basis, the holding company cash flow statement at an operating level should ordinarily balance close to zero before exceptional cash flows, but from time to time additional remittances from business operations will be made to provide the Group with greater financial flexibility at the corporate centre.

        Operating holding company cash flow for 2010 before the shareholder dividend was £709 million, £327 million higher than 2009. After deducting the shareholder dividend paid net of scrip, the operating holding company cash flow was positive £260 million (2009: positive £38 million).

        The holding company received £935 million of net cash remittances from the business units in 2010, an increase of £247 million from 2009. The UK insurance operations remitted £420 million in 2010 (2009: £434 million). Contributions from UK with-profits were lower reflecting the bonus reductions effected at the start of 2009, resulting in a lower share for shareholders in that year and lower remittances in 2010. Net remittances from the shareholder-backed businesses were £218 million, an increase of £68 million from 2009. M&G and PruCap collectively remitted £202 million in 2010 (2009: £175 million).

        Asia remitted net cash of £233 million in 2010, an increase of £193 million from the net £40 million remitted in 2009. This includes a one-off remittance of £130 million from Malaysia, representing the accumulation of historic distributable reserves. Total injections in 2010 were £130 million; £57 million lower than the £187 million paid in 2009. This primarily reflects the injection made into Taiwan in 2009 to facilitate the required restructuring after the sale of the agency business in that year.

        Cash received from Jackson was £80 million in 2010, £41 million higher than the £39 million remitted in 2009. The level of remittance reflects the Group's decision to retain cash in the business, in order to provide the capital to capture the attractive new business returns created by the market dislocation and to rebuild the capital buffers of this business following the 2008/2009 financial crisis. From 2011, it is planned that Jackson will increase the level of remittances to the Group.

        Central outflows improved by £80 million to £226 million in 2010 (2009: £306 million). Lower corporate costs and higher tax receipts in 2010 more than offset increased net interest payments, following the additional debt raised in 2009, and Solvency II project spend.

        Following a settlement reached with the UK tax authorities in relation to matters arising principally in 2001 to 2008, £266 million in exceptional tax outflows are expected to be made over the period from 2011 to 2013. Prudential anticipates that half will be paid in 2011 and the remainder split evenly over 2012 and 2013.

        After central costs, there was a net cash inflow before dividend of £709 million in 2010 compared to £382 million for 2009. The dividend paid net of scrip, was £449 million in 2010 compared to £344 million in 2009. The take-up of scrip dividends in 2010 was £62 million compared to £137 million for 2009.

        In 2010, central cash resources funded the acquisition of UOB Life and related distribution agreements. In addition, £377 million relating to costs associated with the terminated AIA transaction were also funded from our central resources. Offsetting these outflows were net funds received of £120 million following bank loan reorganization.

        As a result of the transactions above, together with a £19 million foreign exchange revaluation gain, the overall holding company cash and short-term investment balances at December 31, 2010 decreased by £254 million to £1.2 billion from the £1.5 billion at December 31, 2009.

Liquidity requirements

Dividend payments

        The total cost of dividends settled by Prudential were £511 million and £481 million for the years ended December 31, 2010 and 2009, respectively, gross of scrip. The dividend paid net of scrip and share options was £449 million and £344 million for the years ended December 31, 2010 and 2009 respectively.

        Following the Board's decision to rebase the dividend upwards and subject to shareholders' approval, the 2010 final dividend of 17.24 pence per ordinary share will be paid on May 26, 2011. The scrip dividend is not being offered in respect of this dividend. In its place shareholders will be offered a Dividend Reinvestment Plan (DRIP).

        The final dividend of 17.24 pence per share brings the total dividend for the reporting period to 23.85 pence per share, 4 pence per share (20 per cent) higher than the 2009 total dividend.

Debt service costs

        Debt service costs charged to profit in respect of core borrowings paid by Prudential in 2010 were £257 million compared with £209 million in 2009. Of total consolidated borrowings of £8,202 million as at December 31, 2010, the parent company had core borrowings of £3,267 million outstanding, all of which have contractual maturity dates of more than five years.

Liquidity sources

        The parent company held cash and short-term investments of £1,232 million, £1,486 million and £1,165 million as at December 31, 2010, 2009 and 2008, respectively. The sources of cash in 2010 included dividends, loans and interest received from operating subsidiaries. Prudential received £1,122 million in cash remittances from business units in 2010, compared to £914 million received in 2009 and £1,033 million received in 2008. These remittances primarily comprise dividends from business units and the shareholders' statutory transfer from the PAC long-term with-profits fund (UK Life Fund) relating to earlier bonus declarations. Offset against these cash remittances were £187 million, £226 million and £518 million of capital invested in 2010, 2009 and 2008 respectively. Overall net remittances from business units had increased from £688 million in 2009 to £935 million in 2010.

Shareholders' statutory transfer

        In 2010, PAC declared a total surplus of £2,367 million from PAC's primary with-profits sub-fund, of which £2,131 million was added to with-profits policies and £236 million was distributed to shareholders. In 2009, PAC declared a total surplus of £2,149 million from PAC's primary with-profits sub-fund, of which £1,935 million was added to with-profits policies and £214 million was distributed to shareholders. In 2008, PAC declared total surplus of £3,029 million from PAC's primary with-profits sub-fund, of which £2,730 million was added to with-profits policies and £298 million was distributed to shareholders.

Dividends, loans and interest received from subsidiaries

        Under UK company law, dividends can only be paid if a company has distributable reserves sufficient to cover the dividend. In PAC, Prudential's largest operating subsidiary, distributable reserves are created mainly by the statutory long-term business profit transfer to shareholders that occurs upon the declaration of bonuses to policyholders of with profit products. See "Shareholders' statutory transfer" above. Prudential's insurance and fund management subsidiaries' ability to pay dividends and loans to the parent company is restricted by various laws and regulations. Jackson is subject to state laws that limit the dividends payable to its parent company. Dividends in excess of these limitations generally require approval of the state insurance commissioner. The table below shows the dividends, loans and other amounts received by Prudential from the principal operating subsidiaries for 2010 and 2009:

	Dividends, loans and interest received in:
	2010	2009
	(£ million)
Asian Operations	363	227
US Operations	80	39
UK Insurance Operations (mainly PAC)	477	473
M&G (including Prudential Capital)	202	175

Total	1,122	914

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

Changes to Group holdings during the period

        During 2010 Prudential completed the acquisition of UOB Life for total cash consideration, of SGD 495 million (£220 million), giving rise to goodwill of £141 million. This acquisition accompanied a long-term strategic partnership with UOB facilitating distribution of Prudential's life insurance products through UOB's bank branches in Singapore, Indonesia and Thailand.

        In 2010, Prudential also announced the acquisition of Standard Life Healthcare by our PruHealth joint venture partner Discovery and its combination with the existing PruHealth business. This led to a reduction in Prudential's shareholding in the enlarged combined businesses from 50 per cent to 25 per cent effective from August 1, the date of the acquisition.

        In June 2009, Prudential completed the sale of its Taiwan agency business.

Shareholders' borrowings

	December 31,
	2010	2009
	(£ million)
Perpetual subordinated capital securities (Innovative Tier 1)	1,463	1,422
Subordinated notes (Lower Tier 2)	1,255	1,269

	2,718	2,691
Senior debt:
2023	300	300
2029	249	249

Holding company total	3,267	3,240
Prudential Capital	250	—
Jackson surplus notes (Lower Tier 2)	159	154

Total	3,676	3,394
Less: Holding company cash and short-terms investments	(1,232)	(1,486)

Net core structural borrowings of shareholder-financed operations	2,444	1,908

        Prudential's core structural borrowings at December 31, 2010 totaled £3.7 billion on an IFRS basis, compared with £3.4 billion at December 31, 2009. The movement of £0.3 billion mainly reflects the addition of a £250 million bank funding facility in the period following activities to reorganize certain bank loans in the period.

        After adjusting for holding company cash and short-term investments of £1.2 billion, net core structural borrowings at December 31, 2010 were £2.4 billion compared with £1.9 billion at December 31, 2009. The movement of £0.5 billion includes positive operating cash flows of £0.3 billion, the movement in borrowings of £0.3 billion mentioned above and the use of £0.7 billion of central resources to fund the acquisition of UOB Life and related distribution agreements and the terminated AIA transaction costs.

        Core structural borrowings as at December 31, 2010 included £2,981 million at fixed rates of interest, after taking into consideration the effects of interest rate swaps in place for these borrowings at that time, with contractual maturity dates ranging from 2021 to perpetuity. The total US dollar denominated core structural borrowings as at December 31, 2010 were US$2,550 million, of which US$2,300 million were formally designated as net investment hedges, to hedge partially the currency exposure of the net investments in the US operations.

        In January 2011, Prudential issued US $550 million 7.75 per cent Tier 1 subordinated debt, primarily to retail investors. The proceeds, net of costs, were US $539 million and are intended to finance the repayment of the €500 million Tier 2 subordinated notes in December 2011.

        Prudential operates a central treasury function, which has overall responsibility for managing its capital funding program as well as its central cash and liquidity positions.

        In addition to the core structural borrowings set out above, Prudential also has in place an unlimited global commercial paper program. As at December 31, 2010, Prudential had issued commercial paper under this program totaling £127 million, US$2,350 million, EUR 743 million and CHF 50 million. The central treasury function also manages its £5,000 million medium-term note (MTN) program, covering both core and non-core borrowings. During January 2010, Prudential raised non-core borrowings of £250 million from this program. In April and October 2010 we refinanced an existing internal £200 million issue under the same program. In total, at December 31, 2010 the outstanding subordinated debt under the program was £835 million, US$750 million and EUR 520 million, while the senior debt outstanding was £450 million. In addition, the Group holding company has access to £2.1 billion of syndicated and bilateral committed revolving credit facilities, provided by 17 major international banks, expiring between 2011 and 2015. Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at December 31, 2010. The commercial paper program, the MTN program and the committed revolving credit facilities are all available for general corporate purposes and to support the liquidity needs of the Group holding company and are intended to maintain a strong and flexible funding capacity.

        Prudential manages the Group's core debt within a target level consistent with its current debt ratings. At December 31, 2010, the gearing ratio (debt, net of cash and short-term investments, as a proportion of EEV shareholders' funds plus debt) was 11.8 per cent, compared with 11.1 per cent at December 31, 2009. Prudential plc has strong debt ratings from Standard & Poor's, Moody's and Fitch. Prudential's long-term senior debt is rated A+, A2 and A from Standard & Poor's, Moody's and Fitch, while short-term ratings are A-1, P-1 and F1 respectively.

        The financial strength of PAC is rated AA by Standard & Poor's, Aa2 by Moody's and AA by Fitch.

        Jackson National Life's financial strength is rated AA by Standard & Poor's, A1 by Moody's and AA by Fitch.

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

        As at December 31, 2010, 2009 and 2008, PAC's long-term fund assets in excess of its minimum capital requirements were £17,406 million, £13,288 million and £5,819 million, respectively. The "with-profits insurance capital component" of the enhanced capital requirement, as at December 31, 2010, 2009 and 2008 amounted to £9,089 million, £5,570 million and £1,062 million respectively.

M&G

        The principal liquidity source for M&G is fee income for managing retail, institutional and the internal investment funds of Prudential's UK operations. The principal liquidity requirements are for operating expenses and to facilitate the investment activities of Prudential Capital as referred to in note E2 of the consolidated financial statements in Item 18. Amounts are distributed to the parent company after considering capital requirements. Capital requirements are driven by the regulatory stipulations based on fixed operating expenses and other operating considerations. As at December 31, 2010, M&G met the relevant regulatory requirements.

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

        Liquidity requirements are principally for purchases of new investments and businesses, repayment of principal and interest on intercompany debt, payments of interest on surplus notes, funding of insurance product liabilities including payments for policy benefits, surrenders, maturities and new policy loans, and funding of expenses including payment of commissions operating expenses and taxes. As at December 31, 2010, Jackson's outstanding notes and bank debt included:

  •
  US$31 million of collateralized loans maturing through 2016,

  •
  US$43 million of non-investment grade debt issued by variable interest entities maturing in the period between 2013 and 2016,

  •
  US$15 million of mortgage loans from the Federal Home Loan Bank of Indianapolis,

  •
  US$250 million of surplus notes maturing in 2027.

        Significant increases in interest rates and disintermediation can create sudden increases in surrender and withdrawal requests by policyholders and contract holders. Other factors that are not directly related to interest rates can also give rise to disintermediation risk, including but not limited to changes in ratings from rating agencies, general policyholder concerns relating to the life insurance industry (e.g. the unexpected default of a large, unrelated life insurer) and competition from other products, including non-insurance products such as mutual funds, certificates of deposit and newly developed investment products. Most of the life insurance, annuity and institutional products Jackson offers permit the policyholder or contract holder to withdraw or borrow funds or surrender cash values, although some include policy restrictions such as surrender charges and market value adjustments to discourage early withdrawal of policy and contract funds. As at December 31, 2010, approximately US$7.7 billion of liabilities for fixed annuities contracts had no surrender charge or market value adjustment restrictions.

        Jackson uses a variety of asset-liability management techniques to provide for the orderly provision of cash flow from investments and other sources as policies and contracts mature in accordance with their normal terms. Jackson's principal sources of liquidity to meet unexpected cash outflows associated with sudden and severe increases in surrenders and withdrawals are its portfolio of liquid assets and its net operating cash flows. As at December 31, 2010, the portfolio of cash, short-term investments and publicly traded bonds and equities amounted to US$33.6 billion. Operating net cash inflows for Jackson in 2010 were US$2.3 billion.

        As at December 31, 2010, the statutory capital and surplus of Jackson was US$4.4 billion, which was in excess of the requirements set out under Michigan insurance law. Jackson is also subject to risk-based capital guidelines that provide a method to measure the adjusted capital that a life insurance company should have for regulatory purposes, taking into account the risk characteristics of Jackson's investments and products. As at December 31, 2010, Jackson's total risk based capital ratio under the National Association of Insurance Commissioners' definition exceeded model act standards.

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

  •
  put-swaption contracts provide the purchaser with the right, but not the obligation, to require the writer to pay the present value of a long-duration interest rate swap at future exercise dates. Jackson purchases and writes put-swaptions with maturities up to ten years. Put-swaptions hedge against significant movements in interest rates;

  •
  equity index futures contracts and equity index options (including various call and put options and put spreads) are used to hedge Jackson's obligations associated with its issuance of fixed indexed immediate and deferred annuities and certain variable annuity guarantees. These annuities and guarantees contain embedded options which are fair valued for financial reporting purposes;

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

  •
  spread cap options are used as a macro-economic hedge against declining short-term interest rates. Jackson receives quarterly settlements based on the spread between the two-year and the 10-year constant maturity swap rates in excess of a specified spread; and

  •
  credit default swaps, represent agreements under which Jackson has purchased default protection on certain underlying corporate bonds held in its portfolio. These contracts allow Jackson to sell the protected bonds at par value to the counterparty if a defined default event occurs in exchange for periodic payments made by Jackson for the life of the agreement.

        The Group has provided, from time to time, certain guarantees and commitments to third-parties including funding the purchase or development of land and buildings and other related matters. The contractual obligations to purchase or develop investment properties at December 31, 2010 was £28 million.

        At December 31, 2010, Jackson has unfunded commitments of £363 million related to its investments in limited partnerships and of £88 million related to commercial mortgage loans. These commitments were entered into in the normal course of business and the directors do not expect a material adverse impact on the operations to arise from them.

Contractual obligations

        Contractual obligations with specified payment dates as at December 31, 2010 were as follows:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(£ million)
Policyholder liabilities(i)	401,889	19,735	40,035	40,726	301,393
Long-term debt(ii)	3,776	—	115	135	3,526
Other borrowings(ii)	4,426	2,592	1,233	75	526
Capital lease obligations	135	7	12	12	104
Operating lease obligations	426	70	123	113	120
Purchase obligations(iii)	479	479
Obligations under funding, securities lending and sale and repurchase agreements	4,199	4,199
Other long-term liabilities(iv)	3,889	3,570	129	102	88

Total	419,219	30,652	41,647	41,163	305,757

	£ million	£ million
Reconciliation to consolidated statement of financial position:
Total contractual obligations per above		419,219
Difference between policyholder liabilities per above (based on undiscounted cash flows) and total policyholder liabilities and unallocated surplus of with-profits funds per balance sheet:
Total policyholder liabilities and unallocated surplus of with-profits funds per balance sheet	224,980
Policyholder liabilities (undiscounted) per above	(401,889)	(176,909)

Other short-term/non-contractual obligations:
Current tax liabilities	831
Deferred tax liabilities	4,224
Accruals and deferred income	707
Other creditors (excluding capital and operating lease obligations and purchase obligations)	2,321
Derivative liabilities	2,037
Other liabilities	1,129	11,249

Other items		(828)

Total liabilities per consolidated statement of financial position		252,731

Notes

(i)
Amounts shown in respect of policyholder liabilities represent estimated undiscounted cash flows for Prudential's life assurance contracts. In determining the projected payments, account has been taken of the contract features, in particular that the amount and timing of policyholder benefit payments reflect either surrender, death, or contract maturity. In addition, the undiscounted amounts shown include the expected payments based on assumed future investment returns on assets backing policyholder liabilities. The projected cash flows exclude the unallocated surplus of with-profits funds. As at December 31, 2010, on the IFRS basis of reporting, the unallocated surplus was £10,253 million. The unallocated surplus represents the excess of assets over liabilities, including policyholder "asset share" liabilities, which reflect the amount payable under the realistic Peak 2 reporting regime of the FSA. Although accounted for as a liability, as permitted by IFRS 4, there is currently no expected payment date for the unallocated surplus.

(ii)
The amounts represent the contractual maturity of amounts of borrowings included in the consolidated statement of financial position (i.e. excludes future interest payments) as shown in note H13 to Prudential's consolidated financial statements in Item 18. Long—term debt comprises the core structural borrowings of shareholder-financed operations and the £100 million 8.5 per cent undated subordinated guaranteed bonds of Scottish Amicable Finance plc. Other borrowings comprise operational borrowings attributable to shareholder-financed operations and borrowings attributable to with-profits operations but excluding the £100 million 8.5 per cent undated subordinated guaranteed bonds of Scottish Amicable Finance plc.

(iii)
Comprising unfunded commitments for investments in limited partnerships of £339 million (2009: £339 million) and unfunded commitments related to mortgage loans of £88 million (2009: £89 million) and commitments to purchase or develop investment properties of £28 million (2009: £nil).

(iv)
Amounts due in less than one year include amounts attributable to unit holders of consolidated unit trusts and similar funds of £3,372 million.

Group Consolidated Cash Flows

        The discussion that follows is based on the consolidated statement of cash flows prepared under IFRS and presented in Item 18 of this Form 20-F.

        Net cash inflows (outflows) in 2010 were £1,948 million from operating activities, £(234) million from investing activities, and £(446) million from financing activities. In 2009, net cash inflows (outflows) were £108 million from operating activities, £(554) million from investing activities, and £16 million from financing activities. In 2008, net cash inflows (outflows) were £1,144 million from operating activities, £(229) million from investing activities, and £(461) million from financing activities.

        The Group held cash and cash equivalents of £6,631 million at December 31, 2010 compared with £5,307 million and £5,955 million at December 31, 2009 and 2008, respectively.

Item 6. Directors, Senior Management and Employees

        The Prudential Board consists of 17 directors as at May 11, 2011. Since January 2010, the following changes to the composition of the Board have taken place: Paul Manduca and Howard Davies were appointed to the Board as non-executive directors on 15 October 2010; Clark Manning ceased to be an executive director as well as the Chief Executive Officer of Jackson National Life Insurance Company and was succeeded by Michael Wells with effect from January 1, 2011; and John Foley, Group Chief Risk Officer, was appointed as an executive director to the Board on January 1, 2011.

        Set forth below are the names, ages, positions, business experience and principal business activities performed by the current directors of Prudential, as well as the dates of their initial appointment as directors. Ages given are as at May 11, 2011.

Harvey McGrath
Chairman and Chairman of the Nomination Committee

        Harvey McGrath was appointed as an independent non-executive director of Prudential in September 2008 and became the Chairman and Chairman of the Nomination Committee in January 2009. Harvey has a long and distinguished career in the international financial services industry, having started his career at Chase Manhattan Bank in London and New York. From 1980 to 2007 he worked for the Man Group, first as Treasurer, then Finance Director, then President of Man Inc. in New York before being appointed as Chief Executive of Man Group plc in London in 1990 and then Chairman in 2000. He left Man Group in 2007.

        Harvey is also Chairman of the London Development Agency which works for the Mayor of London coordinating economic development and regeneration across London and is Vice Chairman of the London Skills and Employment Board which is tasked with developing a strategy for adult skills in London. He is the former Chairman of both London First and the East London Business Alliance.

        Harvey is a trustee of a number of charities including New Philanthropy Capital, a research based charity which gives advice and guidance to donors and charities; the Royal Anniversary Trust which operates the Queen's Anniversary Prizes for Higher and Further Education; Children and Families Across Borders (CFAB), which protects the rights and welfare of children and vulnerable adults across borders; icould, an online careers resource; and the Prince's Teaching Institute, which promotes subject based professional development for teachers. Age 59.

Tidjane Thiam
Group Chief Executive

        Tidjane Thiam has been an executive director of Prudential since March 2008. He was the Chief Financial Officer until September 2009 and became Group Chief Executive in October 2009. Tidjane was previously Chief Executive Officer, Europe at Aviva where he worked from 2002 to 2008 and held successively the positions of Group Strategy and Development Director and Managing Director, Aviva International. Tidjane spent the first part of his professional career with McKinsey & Company in Paris, London and New York, serving insurance companies and banks. He then spent a number of years in Africa where he was Chief Executive and later Chairman of the National Bureau for Technical Studies and Development in Côte d'Ivoire and a cabinet member as Secretary of Planning and Development. Tidjane returned to France to become a partner with McKinsey & Company as one of the leaders of their Financial Institutions practice before joining Aviva in 2002.

        Tidjane was a non-executive director of Arkema in France until November 2009. He is a member of the Board of the Association of British Insurers (ABI), a member of the International Business Council (IBC) of the World Economic Forum (WEF) and a member of the Council of the Overseas Development Institute (ODI) in London. In January 2011, he was appointed to chair the G20 High Level Panel for Infrastructure Investment until the November 2011 G20 Summit. Tidjane sits on the Africa Progress Panel chaired by Kofi Annan and is a sponsor of Opportunity International. Age 48.

Nicolaos Nicandrou ACA
Chief Financial Officer

        Nicolaos Nicandrou (Nic) has been an executive director of Prudential and Chief Financial Officer since October 2009. Before joining Prudential, he worked at Aviva, where he held a number of senior finance roles, including Norwich Union Life Finance Director and Board Member, Aviva Group Financial Control Director, Aviva Group Financial Management and Reporting Director and CGNU Group Financial Reporting Director. Nic started his career at PricewaterhouseCoopers where he worked in both London and Paris. Age 45.

Robert Devey
Executive Director

        Robert Devey (Rob) has been an executive director of Prudential and Chief Executive, Prudential UK and Europe since November 2009. Rob joined Prudential from Lloyds Banking Group where he worked since 2002 in a number of senior leadership roles across insurance and retail banking including Managing Director, Direct Channels UK Retail Banking, Managing Director of HBOS Financial Services and Managing Director of HBOS General Insurance. Prior to joining HBOS, Rob was a consultant with the Boston Consulting Group (BCG) in the UK, US and Europe working in financial services. Age 42.

John Foley
Executive Director

        John Foley was appointed an executive director of Prudential and Group Chief Risk Officer in January 2011. He joined Prudential as Deputy Group Treasurer in 2000 before being appointed Managing Director, Prudential Capital (formerly Prudential Finance (UK)) and Group Treasurer in 2001. He was appointed Chief Executive of Prudential Capital and to the Group Executive Committee in 2007. Prior to joining Prudential, John spent three years with National Australia Bank as General Manager, Global Capital Markets. John began his career at Hill Samuel & Co Limited where, over a 20 year period, he worked in every division of the bank, culminating in senior roles in risk, capital markets and treasury of the combined TSB and Hill Samuel Bank. Age 54.

Michael McLintock
Executive Director

        Michael McLintock has been an executive director of Prudential since September 2000. He is also Chief Executive of M&G, a position he held at the time of M&G's acquisition by Prudential in 1999. Michael joined M&G in 1992. He previously also served on the board of Close Brothers Group plc as a non-executive director from 2001 to 2008. Since October 2008 he has been a Trustee of the Grosvenor Estate. Age 50.

Barry Stowe
Executive Director

        Barry Stowe has been an executive director of Prudential since November 2006 and Chief Executive, Prudential Corporation Asia since October 2006. He has also been a director of the Life Insurance Marketing Research Association (LIMRA) and the Life Office Management Association (LOMA) since October 2008, and a member of the Board of Visitors of Lipscomb University since May 2009. Previously, Barry was President, Accident & Health Worldwide for AIG Life Companies. He joined AIG in 1995 and prior to that was President and CEO of Nisus, a subsidiary of Pan-American Life, from 1992-1995. Before joining Nisus, Barry spent 12 years at Willis Corroon in the US. Age 53.

Michael Wells
Executive Director

        Michael Wells (Mike) has been an executive director since January 2011 when he succeeded Clark Manning as President and CEO of Jackson National Life Insurance Company ("Jackson"). Mike has served in a variety of senior and strategic positions at Jackson over the last 15 years, including President of Jackson National Life Distributors. Mike has been Vice Chairman and Chief Operating Officer of Jackson for the last nine years. During this period he has led the development of Jackson's highly profitable variable annuity business and been responsible for IT, strategy, operations, communications, distributions, Curian and the retail broker dealers. Age 51.

Keki Dadiseth FCA
Non-executive Director and member of the Remuneration Committee

        Keki Dadiseth has been a non-executive director of Prudential since April 2005. Keki is a member of the Remuneration Committee and was a member of the Audit Committee from 2005 to 2007. During 2006 he was appointed as a non-executive director of ICICI Prudential Life Assurance Company Limited and ICICI Prudential Trust Limited. Keki is also a director of Britannia Industries Limited, Piramal Healthcare Limited, Siemens Limited, The Indian Hotels Company Limited and Godrej Properties Limited, all of which are quoted on the Bombay Stock Exchange. In addition, he acts as advisor to Goldman Sachs, Fleishman-Hillard Inc and Oliver Wyman Limited, and as a trustee for a number of Indian charities. Keki is the non-executive Chairman of Omnicom India Marketing Advisory Services Private Limited, an unquoted Indian company and is also a board member of various other unquoted Indian companies. He serves as Chairman of Sony India Pvt Ltd and is a Senior Advisor to Sony Group in India.

        Before he retired from Unilever in 2005 Keki was Director, Home and Personal Care, responsible for the HPC business of Unilever worldwide, a Board member of Unilever PLC and Unilever N.V., and a member of Unilever's Executive Committee. He joined Hindustan Lever Ltd in India in 1973 and in 1987 he joined the Board of Hindustan Lever and became Chairman in 1996. Age 65.

Sir Howard Davies
Non-executive director, Chairman of the Risk Committee and member of the Audit Committee

        Sir Howard has been a non-executive director of Prudential and Chairman of the Risk Committee since October 2010. He joined the Audit Committee in November 2010. Sir Howard was the Director of the London School of Economics and Political Science (LSE) from September 2003 until he stepped down on April 28, 2011. Prior to joining the LSE in September 2003, he was Chairman of the Financial Services Authority, the UK's financial regulator. He is also a director of Morgan Stanley Inc., an external advisor to the Government Investment Corporation of Singapore and a member of the International Advisor Board of the China Banking Regulatory Commission. Age 60.

Michael Garrett
Non-executive Director and member of the Remuneration Committee

        Michael Garrett has been a non-executive director of Prudential and a member of the Remuneration Committee since September 2004. He worked for Nestlé from 1961 becoming Head of Japan from 1990 to 1993 and then Zone Director and Member of the Executive Board, responsible for Asia and Oceania. In 1996 his responsibilities were expanded to include Africa and the Middle East. Michael retired as Executive Vice President of Nestlé in 2005. He served the Government of Australia as Chairman of the Food Industry Council and as a Member of the Industry Council of Australia, and was also a member of the Advisory Committee for an APEC (Asia-Pacific Economic Cooperation) Food System, a Member of The Turkish Prime Minister's Advisory Group and the WTO (World Trade Organization) Business Advisory Council in Switzerland.

        Michael remains a director of Nestlé in India and was appointed Chairman of the Evian Group in 2001, a think tank and forum for dialogue promoting free trade. He also serves as a non-executive director on the Boards of the Bobst Group in Switzerland, Hasbro Inc. in the USA, and Gottex Fund Management Holdings Limited in Guernsey. In addition, he is a member of the Development Committee of the International Business Leaders Forum (IBLF), as well as a Member of the Swaziland International Business Advisory Panel under the auspices of the Global Leadership Foundation (GLF) London. Age 68.

Ann Godbehere FCGA
Non-executive director, Chairman of the Audit Committee and member of the Risk Committee

        Ann Godbehere has been a non-executive director of Prudential since August 2007. She has been a member of the Audit Committee since October 2007 becoming its Chairman in October 2009 and joined the Risk Committee in November 2010. Ann began her career in 1976 with Sun Life of Canada, joining Mercantile & General Reinsurance Group in 1981, where she held a number of management roles rising to Senior Vice President and Controller for life and health and property/casualty businesses in North America in 1995. In 1996 Swiss Re acquired Mercantile & General Reinsurance Group and Ann became Chief Financial Officer of Swiss Re Life & Health, North America. In 1997 she was made Chief Executive Officer of Swiss Re Life & Health, Canada. She moved to London as Chief Financial Officer of Swiss Re Life & Health Division in 1998 and joined the Property & Casualty Business Group, based out of Zurich, as Chief Financial Officer on its establishment in 2001. From 2003 until February 2007, Ann was Chief Financial Officer of the Swiss Re Group.

        Ann is also a non-executive director of Rio Tinto plc, Rio Tinto Limited, UBS AG, Ariel Holdings Limited, Atrium Underwriting Group Limited and Atrium Underwriters Limited. From its nationalization in 2008 until January 2009 Ann was Interim Chief Financial Officer and Executive Director of Northern Rock. Age 56.

Bridget Macaskill
Non-executive Director, Chairman of the Remuneration Committee and member of the Nomination Committee

        Bridget Macaskill has been a non-executive director of Prudential since September 2003. Bridget rejoined the Board of Prudential having resigned in 2001 as a result of a potential conflict of interest. She has been a member of the Remuneration Committee since 2003 and became its Chairman in May 2006. Bridget has also been a member of the Nomination Committee since March 2004.

        Bridget joined First Eagle Investment Management, LLC, (formerly Arnhold and S. Bleichroeder Advisers, LLC), a US based investment management firm, as President and Chief Operating Officer in February 2009 and became Chief Executive Officer in February 2010. She is a trustee of the TIAA-CREF funds and was previously also a non-executive director of the Federal National Mortgage Association—Fannie Mae from 2005 to 2008, Scottish & Newcastle PLC from 2004 to 2008 and J Sainsbury Plc from 2002 to 2006. Prior to that she spent 18 years at Oppenheimer Funds Inc, a major New York based investment management company, the final 10 years of which she was Chief Executive Officer. Age 62.

Paul Manduca
Senior Independent Director and member of the Audit, Remuneration and Nomination Committees

        Paul Manduca has been a non-executive director of Prudential since October 2010 and succeeded James Ross as the Board's Senior Independent Director in January 2011. He joined the Audit and Remuneration Committees in November 2010 and became a member of the Nomination Committee in January 2011.

        Paul was appointed as a non-executive director of Wm Morrison Supermarkets Plc (Morrisons) in September 2005. He was the Senior Independent Director, a member of the Nomination Committee and

Chairman of the Remuneration Committee of Morrisons. He previously chaired the Audit Committee and stepped down from the Board of Morrisons in March 2011. He is Chairman of Aon Limited, a non-executive director and Chairman of the Audit Committee of KazmunaiGas Exploration & Production Plc, Chairman of Henderson Diversified Income Limited and a director of JPM European Smaller Companies Investment Trust Plc. Paul was a director of Development Securities plc until March 2010, Chairman of Bridgewell Group plc until 2007 and a director of Henderson Smaller Companies Investment Trust plc until 2006. Paul was European CEO of Deutsche Asset Management from 2002 to 2005, global CEO of Rothschild Asset Management from 1999 to 2002 and founding CEO of Threadneedle Asset Management Limited from 1994 to 1999 when he was also a director of Eagle Star and Allied Dunbar. Paul is a member of the Securities Institute. Age 59.

Kathleen O'Donovan ACA
Non-executive director and member of the Audit and Nomination Committees

        Kathleen O'Donovan has been a non-executive director of Prudential since May 2003. She has been a member of the Audit Committee since 2003 and was its Chairman from May 2006 until September 2009. Kathleen joined the Nomination Committee in November 2010. Kathleen is also a director and Chairman of the Audit Committee of Trinity Mirror plc, the Senior Independent Director and Chairman of the Audit Committee of ARM Holdings plc and Chairman of the Invensys Pension Scheme.

        Previously, Kathleen was a non-executive director and Chairman of the Audit Committees of Great Portland Estates PLC, EMI Group plc and the Court of the Bank of England, and a non-executive director of O2 plc. From 1991 to 2002, Kathleen was Chief Financial Officer of BTR and Invensys and prior to that she was a partner at Ernst & Young. Age 53.

James Ross OBE
Non-executive Director and member of the Risk and Nomination Committees

        James Ross has been a non-executive director of Prudential since May 2004 and the Senior Independent Director from May 2006 to December 2010. He was succeeded by Paul Manduca as Senior Independent Director in January 2011 and will retire from the Board at the AGM on 19 May 2011. He became a member of the Risk Committee in November 2010 and was a member of the Remuneration Committee from 2004 to 2006 and from 2008 to November 2010. He was also a member of the Audit Committee from 2005 to 2007.

        James is Chairman of the Board of Trustees of the Liverpool School of Tropical Medicine. He was previously a non-executive director of Schneider Electric in France, Chairman of the Leadership Foundation for Higher Education, and a non-executive director of McGraw-Hill and Datacard Inc in the United States. Prior to that he was Chairman of National Grid plc and Littlewoods plc. He was also Chief Executive of Cable and Wireless plc and Chairman and Chief Executive of BP America Inc. and a Managing Director of the British Petroleum Company plc. Age 72.

Lord Turnbull KCB CVO
Non-executive director and member of the Risk and Remuneration Committees

        Lord Turnbull has been a non-executive director of Prudential since May 2006. He joined the Risk Committee and the Remuneration Committee in November 2010. From January 2007 to November 2010 he was a member of the Audit Committee. He entered the House of Lords as a Life Peer in 2005. In 2002 he became Secretary of the Cabinet and Head of the Home Civil Service until he retired in 2005. Prior to that he held a number of positions in the Civil Service, including Permanent Secretary at HM Treasury; Permanent Secretary at the Department of the Environment (later Environment, Transport and the Regions); Private Secretary (Economics) to the Prime Minister; and Principal Private Secretary to Margaret Thatcher and then John Major. He joined HM Treasury in 1970.

        Lord Turnbull is Chairman of BH Global Limited and a non-executive director of Frontier Economics Limited and The British Land Company PLC, and was formerly a non-executive director of the Arup Group from 2006 to 2007. He also worked part-time as a Senior Adviser to the London partners of Booz and Co (UK) until February 2011. Age 66.

Other Executive Officers

        The heads of Prudential's business units, Prudential UK and Europe, M&G, Jackson National Life Insurance Company and Prudential Corporation Asia, are also directors of Prudential as set forth above. For information relating to the compensation paid or accrued to all Prudential directors see below.

Service Contracts

Chairman's letter of appointment and benefits

        The Chairman, Harvey McGrath, is paid an annual fee of £500,000 which is fixed for three years from his date of appointment. A contractual notice period of 12 months by either party applies. Harvey is provided with life assurance cover of four times his annual fees in lieu of death in service benefit and the use of a car and driver. No pension allowance is paid and he is not a member of any Group pension scheme. Harvey is also entitled to participate in a medical insurance scheme but did not take up this benefit.

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

        The contract for Mike Wells is a renewable one year fixed term contract. The contract is renewable automatically upon the same terms and conditions unless the Company or Mike Wells gives at least 90 days' notice prior to the end of the relevant term.

        Non-executive directors do not have service contracts but are appointed pursuant to letters of appointment with notice periods of six months without liability for compensation.

        Non-executive directors are usually appointed for an initial three year term commencing with their election by shareholders at the first Annual General Meeting following their appointment. They are typically expected to serve for two terms of three years from their initial election by shareholders although the Board may invite them to serve for an additional period. Their appointment is subject to continued performance and re-election by shareholders.

Policy on external appointments

        Subject to the Group Chief Executive's or Chairman's approval, executive directors are able to accept external appointments as non-executive directors of other organizations. Any fees paid may be retained by the executive director. During 2010, Michael McLintock earned £42,500 as a trustee of another organization. Other directors served as non-executive directors on the boards of educational and cultural organizations without receiving a fee for such services.

Compensation

        In 2010, the aggregate compensation that Prudential paid or accrued to all Prudential plc directors was £14,849,179 including performance related bonuses paid to executive directors and aggregate pension contributions of £624,921 and provision for future benefits.

Remuneration

	Salary/ Fees	2010 Cash Bonus	2010 Deferred Bonus	Total 2010 Bonus	Benefits*	Cash Supplements For Pension Purposes**	Total Emoluments 2010	Total Emoluments 2009 including cash supplements for pension purposes	Value of anticipated releases from LTIPs in respect of performance periods ending December 31, 2010***
	(In £000's)
Chairman
Harvey McGrath	500				43		543	542

Executive directors
Rob Devey (note 1)	500	496	331	827	43	154	1,574	808
Clark Manning (note 2)	679	1,462	626	2,088	21		2,788	2,753	1,218
Michael McLintock	350	1,052	552	1,604	53	87	2,094	2,129	3,312
Nic Nicandrou (note 3)	550	512	341	853	43	161	1,607	654
Barry Stowe (note 4)	666	625	417	1,042	285	167	2,160	1,688	937
Tidjane Thiam	900		1,570	1,570	64	225	2,759	1,955	2,099

Total executive directors	3,695	4,147	3,837	7,984	509	794	12,982	9,987	7,566

Non-executive directors
Keki Dadiseth (note 5)	87						87	86
Howard Davies	27						27
Michael Garrett	77						77	77
Ann Godbehere	119						119	94
Bridget Macaskill	89						89	89
Paul Manduca	18						18
Kathleen O'Donovan	87						87	109
James Ross	108						108	107
Lord Turnbull	88						88	87

Total non-executive directors	700						700	649

Overall total	4,895	4,147	3,837	7,984	552	794	14,225	11,178	7,566

*
Benefits include (where provided) the use of a car and driver, medical insurance, security arrangements and expatriate benefits.

**
Pension supplements that are paid in cash and contributions to the Long Term Savings Plan (LTSP) and/or the Alternative Retirement Benefit Scheme (ARBS) are included in the table. The policy on pensions is described in the section on "Pensions and long-term savings" on page 231.

***
Value of anticipated long-term incentive plan releases is the total of cash paid plus, for shares released, the value of the released shares based on the share price at December 31, 2010. All executive directors participate in long-term incentive plans and the details of share releases from awards with a performance period ending December 31, 2010 are provided in the footnote to the tables on share awards on pages 233 to 236. Executive directors' participation in all-employee plans are detailed on page 237.

1.
Rob Devey elected not to receive his cash supplement for pension purposes in full during 2010. The Company made a request to the Trustees of the Alternative Retirement Benefit Scheme to accept a contribution equivalent to this supplement. The value of this contribution is included in the table above.

2.
Clark Manning's bonus figure excludes a contribution of $12,250 from a profit sharing plan which has been made into a 401(k) retirement plan. This is included in the table on pension contributions on page 237.

3.
Nic Nicandrou elected not to receive his cash supplement for pension purposes in full during 2010. The Company made a request to the Trustees of the Long Term Savings Plan to accept a contribution equivalent to this supplement. The value of this contribution is included in the table above.

4.
Barry Stowe's benefits relate primarily to his expatriate status, including costs of £153,384 for housing, £47,639 for children's education and £42,509 for home leave.

5.
Keki Dadiseth was paid allowances totaling £10,083 in respect of his accommodation expenses in London whilst on the Company's business as is the usual practice for directors who are not resident in the UK.

Mark Tucker

        The 2008 20-F provided details of the remuneration arrangements which applied to Mark Tucker following his resignation as Group Chief Executive. These arrangements were implemented as intended by the Remuneration Committee. In January 2010, a final payment in respect of salary and benefits (£307,938) was made to Mark Tucker relating to restrictions on his employment. Outstanding deferred share awards were released during the year in accordance with the scheme rules.

        On December 31, 2010, the performance period for Mark Tucker's 2008 Group Performance Share Plan award came to an end. His Group Performance Share Plan (GPSP) award was pro-rated for service (21/36ths) and its vesting remained dependent on TSR performance achieved over the three-year performance period. Since this condition was met in full, Mark Tucker's pro rated 2008 GPSP award will vest and will be released at the same time as those of other participants in the plan. This award was the last that Mark Tucker had outstanding under a Prudential long term incentive plan.

Nick Prettejohn

        The 2009 20-F provided details of the remuneration arrangements that would apply to Nick Prettejohn after he resigned from the position of Chief Executive UK & Europe. These arrangements were implemented as intended by the Committee. As a result, Nick Prettejohn received:

  •
  A final payment in respect of salary and benefits (£303,375) in January 2010, relating to restrictions on his employment up to April 1, 2010;

  •
  Prorated 2009 annual bonus (9/12ths) based on his length of service during the year and paid in cash in March 2010 (£505,271);

  •
  Outstanding deferred share awards were released in accordance with the scheme rules; and

  •
  The long-term incentive plan awards for 2007, 2008 and 2009 have vested or will vest at the end of each relevant three year performance period pro-rated based on service, i.e. 33/36ths, 21/36ths and 9/36ths respectively. Vesting remains dependent on performance achieved over the relevant performance periods and any shares released will occur at the same time as for all other participants in the GPSP and Business Unit Performance Plan (BUPP).

Clark Manning

        Clark Manning stepped down from his role as President and Chief Executive of Jackson and as an executive director on December 31, 2010. Clark Manning remains Chairman of Jackson until April 30, 2011 and will act in an advisory role until December 31, 2011. Clark Manning will receive the following payments:

  •
  Salary and benefits will continue to be paid to Clark Manning until December 31, 2011;

  •
  A prorated 2011 annual bonus opportunity (4/12ths) based on his length of service during 2011 with any payment to be made in cash in March 2012;

  •
  The deferred portion of the bonus awarded to Clark Manning in respect of performance in 2007 will be released to him in March 2011.The deferred portions of the bonuses awarded to Clark Manning in respect of performance in 2009 and 2010 will be released in March 2012;

  •
  Outstanding awards made under the GPSP and BUPP will vest (subject to the achievement of performance conditions) on the same schedule as awards made to other Executive Directors. These awards will be pro rated to reflect the portion of the performance periods which had elapsed on December 31, 2011. No further awards will be made to Clark under any long term incentive plan during 2011 or in any subsequent year.

        No other amounts were paid during the financial year or were receivable by Directors (or past Directors) in connection with leaving the organization. No amounts were paid to Mike Wells, John Foley or to any other Executive Directors in connection with their appointment.

Summary of main components of remuneration and related requirements

        The table below summarizes the Company's policies as they were applied during 2010. The Remuneration Committee intends to adopt the same approach in 2011:

Element	Purpose	Approach
Total compensation	Adopts appropriate compensation structures and reward payouts to attract high calibre executive directors.
Benchmarked against the relevant market for the role, taking into account the individual's contribution and experience. Market position is compared with companies of similar size and complexity to Prudential in the relevant market for the role.

Consideration is also given to remuneration arrangements and levels offered to other Prudential employees.
Base salary	Along with benefits, provides the guaranteed element of remuneration necessary to recruit and retain the best people to lead our business.
Based on scope of role and market position, as well as the individual's contribution and experience, taking into account total remuneration, market movement of salaries in comparator organizations and salary increases for employees generally.

The Remuneration Committee reviews salaries annually. Any changes in basic salaries are effective from January 1.
Annual bonus	Rewards the achievement of business results and individual objectives in a given year.
Executive directors have annual bonus plans based on the achievement of Group and Business Unit financial performance measures and individual contribution. 2010 Group and Business Unit targets focused on profitability, cash flow and capital preservation.

Bonuses are not pensionable.
Deferred bonus	Reinforces the need for annual results to be grounded in business performance which is sustained over the longer term.
Executive directors are required to defer between 30 per cent and 50 per cent of annual bonus (for Michael McLintock, 50 per cent of bonus over £500,000 is deferred) into Prudential shares for three years.
Long-term incentive	Rewards executive directors for delivering sustainable long-term returns for shareholders.
All executive directors participate in the Group Performance Share Plan under which awards vest based on relative TSR performance against a peer group of international insurers.

Business Unit Chief Executives also participate in Business Unit plans which focus on financial measures which contribute to the long-term success of the Business Unit and, therefore, the Group.
All-employee share plans	Offer all employees an opportunity to participate in the success of the Company.
The structure of plans is determined by market practice and local legislation. Executive directors are eligible to participate in all-employee plans on the same basis as other employees in their location.
Benefits	Provide health and security benefits as part of the fixed element of remuneration. Set at an appropriate level compared with peers.
Executive directors receive benefits, for example participation in medical insurance schemes, the use of a car and driver and security arrangements. No benefits are pensionable.

Executive directors are also entitled to participate in M&G investment products on the same terms as other employees.

Element	Purpose	Approach
Pension and long-term savings	Provide opportunities for executive directors to save for an income in retirement in a cost efficient manner.
It is the Company's policy to provide efficient pension and other long term savings vehicles to allow executive directors to save for their retirement. The Company's policy for all external appointments since June 2003 has been to provide a pension contribution as a fixed percentage of salary.

The level of Company contribution is related to competitive practice in the executive directors' employment markets.
Shareholding guidelines	Encourage executives to build an interest in the Company's shares and support alignment with shareholder interests.
The Group Chief Executive and Chief Executive of M&G are required to hold shares equal to 200 per cent of base salary. A policy of 100 per cent of base salary applies for other executive director roles. Executive directors have five years in which to build their shareholding.

Base salary

        The limited increases to executive directors' base salaries effective on January 1, 2010 were detailed in the 2009 20-F Annual Report. No executive director has been awarded a salary increase effective on January 1, 2011.

        Mike Wells's salary on his appointment as Chief Executive of Jackson is $1,000,000. John Foley's salary on his appointment as Group Chief Risk Officer is £550,000. Mike Wells's and John Foley's salaries will next be reviewed with effect from January 1, 2012.

Annual bonus

        The 2010 annual bonus plans for the majority of executive directors included Group and Business Unit performance measures based on:

  •
  IFRS operating profit

  •
  EEV operating profit

  •
  Holding company cash flow; and

  •
  Insurance Group Directive (IGD) Capital Surplus.

        These performance measures have been selected because they recognize the importance of generating profit while maintaining cash flow and capital coverage. Please see the consolidated financial statements in Item 18 and the Risk and capital management section of the Item 4 of this annual report for full definitions of these measures. Michael McLintock's annual bonus plan incorporated Business Unit measures including growth in third party funds, M&G investment performance and M&G IFRS operating profit (excluding PruCap). The performance measures for Jackson are IFRS pre-tax operating income (with the target and result adjusted to reflect the revised presentation of operating profit) and EEV new business profit.

        A portion of the annual bonus for each executive director is based on the achievement of personal objectives. These include the executive's contribution to Group strategy as a member of the Board and specific goals related to their functional and/ or Business Unit role (for instance, project measures relating to the implementation of the Solvency II requirement). In addition, all employees are required to comply with the regulatory, governance and risk management practices and policies as these relate to their role and business area. Specifically, all Business Units must act within the Group's risk appetite.

        Executive directors' bonus opportunities, the weighting of performance measures for 2010 and the proportion of annual bonuses deferred are set out below:

			Weighting of measures
			Financial measures
	Maximum bonus opportunity (% of salary)	Deferral requirement	Group	Business Unit	Personal objectives
Rob Devey	160%	40% of total bonus	20%	60%	20%
Clark Manning	c 320% (note 1)	30% of total bonus	25%	65%	10%
Michael McLintock	(note 2)	50% of bonus above £500,000	10%	75%	15%
Nic Nicandrou	160%	40% of total bonus	80%	—	20%
Barry Stowe	160%	40% of total bonus	20%	60%	20%
Tidjane Thiam	180%	50% of total bonus[3]	80%	—	20%

Notes

1.
Clark Manning's annual bonus figures and the weighting of measures shown include a notional figure for his 10 per cent share of the Jackson senior management bonus pool based on the performance of Jackson.

2.
Michael McLintock's annual bonus and long-term incentive opportunities are based on M&G's performance both in absolute terms and relative to its peers. His bonus and long-term incentive opportunities are determined by an assessment of market competitive rewards for median and superior performance. In line with practice in the asset management sector, there is no specified maximum incentive award. Michael's total remuneration is subject to an overriding cap which requires that his total remuneration must not be greater than 3 per cent of M&G's annual IFRS profit.

3.
For 2010, it was agreed with the Group Chief Executive that the portion of his bonus (50%) which would normally be payable in cash would be converted into shares and deferred for three years.

        The table above sets out the proportion of each executive director's annual bonus which must be deferred. This portion is deferred for three years in the form of the Company's shares and is used to reinforce executive directors' focus on the sustained success of the Company.

        Despite continued turbulence in the financial markets, Prudential's leadership team has remained focused on delivery. The Group achieved exceptional results against all of the financial annual incentive plan measures leading to attainment of bonus payments at close to the maximum level, even after offsetting all of the costs associated with the proposed AIA transaction. This was reflected in the value delivered to shareholders by the rising share price and the dividends paid. On the basis of this performance, the Remuneration Committee approved the 2010 bonus payments set out on page 222.

        During the first quarter of 2010, the vesting of deferred share awards for UK employees (including UK-based executive directors) was accelerated in light of the impending changes to UK taxation. Some of the shares were sold to meet the resulting tax liabilities while the remaining shares were immediately converted into restricted share awards. These will vest on the same terms and timescale as the original deferred share awards. The Remuneration Committee believed that it was appropriate for executive directors to pay tax on these awards at the rate in force when the annual bonuses were originally calculated and when the deferral was made. Please see the Other Share Awards table on page 236 for details.

Long-term incentives

        All executive directors participate in the Group Performance Share Plan (GPSP). Awards vest on the basis of the Group's relative Total Shareholder Return (TSR) performance against a peer group of international insurers. Those executive directors with responsibility for a Business Unit also participate in plans linked to the long-term success of the relevant unit. The Remuneration Committee will continue to keep the performance measures used in the long-term incentive plans under review to ensure their continued relevance.

        Details of the awards made under these plans can be found on pages 233 – 235.

Group Performance Share Plan (GPSP)—all executive directors

        All executive directors participate in the GPSP. This plan delivers shares to participants subject to Prudential's Total Shareholder Return (TSR) performance over a three year period.

        Prudential's TSR performance over the performance period is compared with the TSR performance of an index composed of ten international insurers (see box below). This performance measure was selected because it focuses on the value delivered to shareholders. TSR is measured on a local currency basis since this has the benefits of simplicity and directness of comparison.

        The peer group used for the 2008 and 2009 GPSP awards was comprised of the organizations listed below plus Friends Provident (Friends Provident was removed from the comparator group for outstanding and future awards in November 2009 when it delisted). The organizations listed above will also comprise the peer group used for 2011 GPSP awards.

        The vesting schedule for awards under the GPSP is set out below.

Peer Companies within the Index used for 2010 GPSP awards
Aegon, Allianz, Aviva, Axa, Generali, ING, Legal & General, Manulife, Old Mutual and Standard Life

        For any GPSP award to vest, the Remuneration Committee must be satisfied that the quality of the Company's underlying financial performance justifies the level of reward delivered at the end of the performance period. To ensure close alignment with our shareholders' long-term interests, participants receive the value of reinvested dividends over the performance period for those shares that ultimately vest. If performance measures are not achieved in full, the unvested portion of any award lapses and is not available for retesting.

        On December 31, 2010, the performance period for the 2008 GPSP award (which began on January 1, 2008) came to an end. Prudential's TSR performance over this period was equal to 133.7 per cent of the peer index. The Remuneration Committee, having satisfied itself about the quality of the

Company's underlying financial performance, confirmed vesting of 100 per cent of the 2008 GPSP award (in 2009, 100 per cent of the 2007 GPSP award vested).

        The line chart below compares Prudential's Total Shareholder Return (TSR) during the five years from January 1, 2006 to December 31, 2010 with that of the peer group against which TSR is measured for the purposes of the Group Performance Share Plan. Prudential's performance is also shown relative to the FTSE 100 since Prudential is a major company within this index.

Prudential TSR v FTSE 100 and peer group total returns index %

  TSR represents the growth in the value of a share plus the value of dividends paid, assuming that the dividends are reinvested in the Company's shares on the ex-dividend date.

Business Unit Performance Plan (BUPP)—executive directors with regional responsibilities

        For executives with regional responsibilities, the Business Unit Performance Plans (BUPPs) deliver shares subject to performance over a three-year period.

        For the Asia and Jackson BUPPs, the performance measure applied to all outstanding awards is the increase in the relevant region's Shareholder Capital Value (SCV) over the performance period. SCV represents shareholders' capital and reserves on a European Embedded Value (EEV) basis for each Business Unit, and was selected as a performance measure since it reflects the value contributed to the Group and its shareholders by each Business Unit.

        The levels of SCV growth required for vesting of outstanding BUPP awards are set out in the table below. The SCV growth rates required in Prudential's business regions vary to reflect the relative maturity of each market and business environment.

	Compound annual growth in SCV over three years
Percentage of BUPP award which vests	Jackson	Asia
0%	<8%	<15%
30%	8%	15%
75%	10%	22.5%
100%	12%	30%

        Vesting occurs between these performance levels on a straight line basis

        In the past, BUPP awards for executives in the UK Business Unit were also assessed on the basis of SCV growth. During 2009, the Remuneration Committee decided that future BUPP awards for the UK Business Unit would be based on the same relative TSR measure applied to GPSP awards. As a result, 2010 awards made under the UK BUPP reflect those TSR conditions applied to 2010 GPSP awards.

        On his appointment in November 2009, Rob Devey was granted a 2009 BUPP award with a performance measure of growth in Shareholder Capital Value (SCV) of Prudential UK. Shortly after his appointment the strategy for the UK business was redefined and the Remuneration Committee concluded that the TSR performance target used for the GPSP in 2009 provided a better alignment with the cash-generative priorities of the UK Business Unit than SCV, and therefore the target was amended accordingly.

        For any BUPP award to vest, the Remuneration Committee must be satisfied that the quality of underlying financial performance of the relevant Business Unit justifies the level of reward delivered at the end of the performance period. To ensure close alignment with our shareholders' long-term interests, participants receive the value of reinvested dividends over the performance period for those shares that ultimately vest. If the performance conditions are not achieved in full, the unvested portion of any award lapses and is not available for retesting.

        On December 31, 2010, the performance periods for the 2008 BUPP awards (which began on January 1, 2008) came to an end. Over the period, the SCV of the Asia and Jackson Business Units grew by 15 per cent per annum and 3.9 per cent per annum respectively (on a compound basis). The Remuneration Committee, having satisfied itself about the quality of the Asia Business Unit's underlying financial performance, confirmed vesting of 30 per cent of the 2008 Asia BUPP award. No part of the Jackson 2008 BUPP award vested (in 2009, 63.6 per cent of 2007 Asia BUPP awards vested while no part of the 2007 UK and Jackson BUPP awards vested).

        The rules of the GPSP and BUPP set a limit on the value of shares which may be awarded to an executive in a financial year. The combined value of shares awarded under the two plans may not exceed 350 per cent of salary (550 per cent of salary for executives based in the US). The awards made in a particular year are often below this limit. On a change in control of Prudential, vesting of awards made under these arrangements would be prorated for performance and to reflect the elapsed portion of the performance period.

M&G Executive Long-Term Incentive Plan (LTIP)—Michael McLintock

        Under the M&G Executive Long-Term Incentive Plan, an annual award of phantom shares is made with a notional starting share price of £1. The phantom share price at vesting is determined by the increase or decrease in M&G's profitability over the three-year performance period with a profit and investment performance adjustment also applied. The adjustments are described below.

Profit Growth

        The value of phantom shares vesting will be adjusted by a profit measure as follows:

  •
  No adjustment will be made if profits in the third year of the performance period are at least equal to the average annual profit generated over the performance period;

  •
  A loss or zero profit will result in the value of the award being reduced to zero, irrespective of fund performance;

  •
  Between these points, the value of phantom shares will be reduced on a straight line basis from no reduction to the complete elimination of the value of the award.

Investment Performance

        The value of phantom shares vesting will be adjusted by an investment performance measure as follows:

  •
  Where the investment performance of M&G's funds is in the top two quartiles during the three-year performance period, the value of phantom shares vesting will be enhanced. The value of phantom shares may be doubled if performance is in the top quartile;

  •
  Investment performance in the third quartile will not change the value of phantom shares vesting;

  •
  Investment performance in the bottom quartile will result in awards being forfeited, irrespective of any profit growth.

        The value of the vested phantom shares will be paid in cash after the end of the three-year performance period.

        The number of phantom shares awarded depends on the performance of M&G and Michael McLintock's individual contribution in the financial year prior to the year in which the award is made. Therefore, the number of phantom shares to be awarded in 2011 relates to M&G's performance in 2010 and is calculated on the basis of its expected value. The expected value of the award is determined by a third party (PricewaterhouseCoopers LLP). Based on 2010 performance, an award of 1,318,148 phantom shares with an anticipated value of £1,779,500 will be made in 2011. The ultimate value of the award will be determined with reference to the profit and investment performance of M&G over the three years from January 1, 2011 to December 31, 2013. Based on 2009 performance, an award of 987,179 phantom shares with an anticipated value of £1,925,000 was made in 2010.

        On December 31, 2010, the performance period for the 2008 awards under the M&G Executive Long-Term Incentive Plan (which began on January 1, 2008) came to an end. M&G's profit grew by 52 per cent over the period and M&G's investment performance was in the second quartile. The Remuneration Committee, having satisfied itself about the quality of M&G's underlying financial performance, confirmed vesting of the 2008 award with a value of £2.62 per share (in 2009, the 2007 award vested with a value of £1.68 per share).

All-employee plans

        It is important that all employees are offered the opportunity to own shares in Prudential, connecting them both to the success of the Company and to the interests of other shareholders. Executive directors are invited to participate in these plans on the same basis as other staff.

Save As You Earn (SAYE) schemes

        UK-based executive directors are eligible to participate in the Prudential HM Revenue and Customs (HMRC) approved UK SAYE scheme and Barry Stowe is invited to participate in the equivalent International SAYE scheme. These schemes allow employees to save towards the exercise of options over Prudential plc shares with the option price set at the beginning of the savings period at a discount of up to 20 per cent of the market price.

        Participants elect to enter into savings contracts of up to £250 per month for a period of three or five years. At the end of this term, participants may exercise their options within six months and purchase shares. If an option is not exercised within six months, participants are entitled to a refund of their cash savings plus interest if applicable under the rules. Shares are issued to satisfy those options which are exercised. No options may be granted under the schemes if the grant would cause the number of shares which have been issued, or which remain issuable pursuant to options granted in the preceding 10 years under the scheme and any other option schemes operated by the Company, or which have been issued under any other share incentive scheme of the Company, to exceed 10 per cent of the Company's ordinary share capital at the proposed date of grant.

Share Incentive Plan (SIP)

        UK-based executive directors are also eligible to participate in the Company's HMRC approved Share Incentive Plan (SIP). This allows all UK based employees to purchase Prudential plc shares up to a value of £125 per month from their gross salary (partnership shares). For every four partnership shares bought, an additional matching share is awarded which is purchased by Prudential on the open market. Dividend shares accumulate while the employee participates in the plan. Partnership shares may be withdrawn from the scheme at any time. If the employee withdraws from the plan within five years, the matching shares are forfeited.

Pensions and long-term savings

        For executive directors in the UK and Asia hired externally after June 30, 2003, it is the Company's policy to provide a supplement in lieu of pension of 25 per cent of base salary. This includes, where relevant, any Company contributions to the staff defined contribution pension, which UK executive directors may choose to join. This plan has no salary cap. This approach applies to Rob Devey, Nic Nicandrou, Barry Stowe and Tidjane Thiam, and these executives are provided with life assurance cover of up to four times salary. All these executive directors, except Barry Stowe, have opted to become members of the staff defined contribution pension plan.

        Clark Manning is eligible to participate in Jackson's Defined Contribution Retirement Plan, a qualified 401(k) retirement plan, on the same basis as all other US based employees. The Company provides matching contributions of 6 per cent of base salary (Clark Manning's salary for pension purposes is limited to $245,000). He is also eligible to participate in the profit sharing element of the plan which provides eligible participants with an annual profit sharing contribution, depending on the financial results of Jackson for the plan year, to a maximum of an additional 6 per cent of pensionable salary. An annual profit sharing contribution equivalent to 5 per cent of pensionable salary was made in 2010 (6 per cent of pensionable salary in 2009). Clark Manning is provided with life assurance cover of two times salary.

        Michael McLintock participates in a contributory defined benefit scheme that provides a target pension of two thirds of final pensionable earnings on retirement at age 60 for an employee with 30 years or more potential service, for which his contribution is four per cent of basic salary. Michael McLintock participates on the same basis as other employees who joined M&G at the same date. Benefits under the plan are subject to a notional scheme earnings cap (set at £123,600 for both the 2009/ 2010 and 2010/ 2011 tax years) which replicates the HMRC earnings cap in force before A-Day (April 6, 2006). Michael McLintock is entitled to supplements based on his salary above the notional earnings cap and he is provided with life assurance cover of four times salary.

        In 2010, the Long Term Savings Plan (LTSP) and the Alternative Retirement Benefit Scheme (ARBS) were established to provide long-term savings vehicles for executive directors and other employees. The LTSP was established under ordinary UK tax legislation for Employee Benefit Trusts and the ARBS was established under specific UK tax legislation relating to Employer Financed Retirement Benefit Schemes. If the trustees accept annual discretionary contributions to either of these plans, no cash supplement for pension purposes will be paid to UK based executive directors. No further payments will be made into these plans.

Shareholding guidelines

        As a condition of serving, all executive and non-executive directors are required to have beneficial ownership of a minimum of 2,500 ordinary shares in the Company. This interest in shares must be acquired within 12 months of appointment to the Board if the director does not have such an interest upon appointment.

        Executive directors should have a substantial shareholding to maximize the community of interest between them and other shareholders. This may be built up over a period of five years. Shares earned and deferred under the annual incentive plan are included in calculating the executive director's shareholding.

        Until the guideline is met, at least half of the shares released from long-term incentive plans (after tax) should be retained by the executive director.

Shareholding Guideline after five years as % of base salary
Rob Devey	100%
John Foley	100%
Clark Manning (note 2)	100%
Michael McLintock	200%
Nic Nicandrou	100%
Barry Stowe (note 1)	100%
Tidjane Thiam	200%
Mike Wells (note 1)	100%

Notes:

1.
Shareholdings for Barry Stowe and Mike Wells include American Depositary Receipts (ADRs). One ADR is equivalent to two Prudential plc shares.

2.
Clark Manning ceased to be an Executive Director on December 31, 2010.

Directors' outstanding long-term incentive awards

Share-based long-term incentive awards

        The table below sets out the outstanding share awards under the Group Performance Share Plan and Business Unit Performance Plans.

	Plan name	Year of initial award	Conditional share awards outstanding at January 1, 2010	Conditional awards in 2010	Market price at date of original award	Scrip dividend equivalents on vested shares	Rights exercised in 2010	Rights lapsed in 2010	Conditional share awards outstanding at December 31, 2010	Note	Date of end of performance period
			(Number of shares)	(Number of shares)	(pence)	(Number of shares released)			(Number of shares)
Rob Devey	GPSP	2009	120,898		639				120,898		December 31, 2011
	BUPP	2009	120,897		639				120,897		December 31, 2011
	GPSP	2010		104,089	568.5				104,089	2	December 31, 2012
	BUPP	2010		104,089	568.5				104,089	2	December 31, 2012

	Total		241,795	208,178					449,973

Clark Manning	GPSP	2007	191,140		745	20,269	191,140				December 31, 2009
	BUPP	2007	95,570		745			95,570			December 31, 2009
	GPSP	2008	182,262		674.5				182,262	3	December 31, 2010
	BUPP	2008	91,131		674.5				91,131	4	December 31, 2010
	GPSP	2009	468,476		455.5				468,476	1	December 31, 2011
	BUPP	2009	468,476		455.5				468,476	1	December 31, 2011
	GPSP	2010		302,422	568.5				302,442	1,2	December 31, 2012
	BUPP	2010		302,422	568.5				302,442	1,2	December 31, 2012

	Total		1,497,055	604,884		20,269	191,140	95,570	1,815,229

Michael McLintock	GPSP	2007	52,040		745	5,517	52,040				December 31, 2009
	GPSP	2008	48,330		674.5				48,330	3	December, 31, 2010
	GPSP	2009	92,022		455.5				92,022		December 31, 2011
	GPSP	2010		66,238	568.5				66,238	2	December 31, 2012

	Total		193,392	66,238		5,517	52,040		206,590

Nic Nicandrou	GPSP	2009	316,328		639				316,328		December 31, 2011
	GPSP	2010		208,179	568.5				208,179	2	December 31, 2012

	Total		316,328	208,179					524,507

	Plan name	Year of initial award	Conditional share awards outstanding at January 1, 2010	Conditional awards in 2010	Market price at date of original award	Scrip dividend equivalents on vested shares	Rights exercised in 2010	Rights lapsed in 2010	Conditional share awards outstanding at December 31, 2010	Note	Date of end of performance period
			(Number of shares)	(Number of shares)	(pence)	(Number of shares released)			(Number of shares)
Barry Stowe	GPSP	2007	105,706		745	11,207	105,706				December 31, 2009
	BUPP	2007	52,853		745	3,562	33,614	19,239			December 31, 2009
	GPSP	2008	107,988		674.5				107,988	3	December 31, 2010
	BUPP	2008	53,994		674.5				53,994	4	December 31, 2010
	GPSP	2009	196,596		455.5				196,596	1	December 31, 2011
	BUPP	2009	196,596		455.5				196,596	1	December 31, 2011
	GPSP	2010		129,076	568.5				129,076	1,2	December 31, 2012
	BUPP	2010		129,076	568.5				129,076	1,2	December 31, 2012

	Total		713,733	258,152		14,769	139,320	19,239	813,326

Tidjane Thiam	GPSP	2008	314,147		674.5				314,147	3	December 31, 2010
	GPSP	2009	299,074		455.5				299,074		December 31, 2011
	GPSP	2010		510,986	568.5				510,986	2	December 31, 2012

	Total		613,221	510,986					1,124,207

Cash rights granted under the BUPP:

	Plan name	Year of initial award	Face value of conditional awards outstanding at January 1, 2010	Conditionallly awarded in 2010	Payment made in 2010	Cash rights lapsed in 2010	Face value of conditional awards outstanding at December 31, 2010	Date of end of performance period (December 31)
			(£'000)	(£'000)		(£'000)	(£'000)
Clark Manning	BUPP	2007	624			624	0	2009
	BUPP	2008	652 (note 4)				652	2010

	Total		1,276			624	652

Barry Stowe	BUPP	2007	325		206.7	118.3		2009
	BUPP	2008	358 (note 4)				358	2010

	Total		683		206.7	118.3	358

Notes:

1.
The awards in 2009 and 2010 for Clark Manning and Barry Stowe were made in ADRs (1 ADR = 2 Prudential plc shares). The figures in the table are represented in terms of Prudential shares.

2.
2010 awards made under the GPSP and the BUPP have a performance period from January 1, 2010 to December 31, 2012. In determining the 2010 conditional share awards the shares were valued at the average share price for the 30 days immediately following the announcement of Prudential's 2009 results, and the price used to determine the number of shares was 528.39 pence. The awards for Clark Manning and Barry Stowe were made in ADRs (one ADR = approximately two Prudential plc shares or $15.97). The figures in the table are represented in terms of Prudential shares.

3.
At December 31, 2010 Prudential's TSR performance was 133.7 per cent of the TSR performance of the index. Hence it is anticipated that awards granted under this scheme in 2008 will vest in full. This will result in 182,262 shares vesting for Clark Manning; 48,330 shares for Michael McLintock; 107,988 shares for Barry Stowe and 314,147 shares for Tidjane Thiam plus, in each case, scrip dividend equivalents on these vested shares.

4
At December 31, 2010, Shareholder Capital Value performance under the 2008 BUPPs was as follows:

	Percentage compound growth in SCV	Anticipated number of shares released from 2008 BUPP share award (note 5)	Anticipated value of 2008 BUPP cash award release £000
Jackson	3.9%	nil	nil
Asia	15.0%	16,198	107
5
Scrip dividend equivalents will be released on these vested shares.

Business specific cash based long-term incentive plans

        Details of all outstanding awards under cash based long-term incentive plans up to and including 2010 are set out in the table below. The performance period for all awards is three years.

	Year of initial award	Face value of conditional awards outstanding at January 1, 2010	Conditionally awarded in 2010	Payments made in 2010	Face value of conditional awards outstanding at December 31, 2010	Date of end of performance period
		(£'000)	(£'000)	(£'000)	(£'000)
Michael McLintock
Phantom M&G shares	2007	1,333	—	2,239	—	December 31, 2009
M&G Executive LTIP	2008	1,141	—	—	1,141	December 31, 2010
M&G Executive LTIP	2009	1,830	—	—	1,830	December 31, 2011
M&G Executive LTIP	2010	—	1,925	—	1,925	December 31, 2012

Total cash payments made in 2010				2,239

Note

Michael McLintock's 2007 long-term incentive awards were under the M&G Chief Executive Long-Term Incentive Plan. The phantom share price at the beginning of the performance period was £1. The change in the phantom share price equals the change in M&G profit, modified up or down by the investment performance of M&G over the performance period. For the 2007 award of 1,333,000 units, the option price at the end of the performance period was £1.68. This resulted in a payment of £2,239,440 to Michael McLintock. For the 2008 award of 1,141,176 units, the option price at the end of the performance period was £2.62. This will result in a payment of £2,989,881 to Michael McLintock.

Other share awards

        The table below sets out the share deferred annual incentive awards and interests in shares awarded on appointment. The values of the deferred share awards are included in the deferred bonus figures in the table on page 222. The number of shares is calculated using the average share price over the three business days commencing on the day of the announcement of the Group's annual financial results for the relevant year. For the awards from the 2009 annual bonuses, made in 2010, the average share price was 528.92 pence.

	Year of initial grant	Conditional share awards outstanding at 1 Jan 2010 (Number of shares)	Conditionally awarded in 2010 (Number of shares)	Scrip dividends accumulated (Number of shares)	Shares released in 2010 (Number of shares)	Conditional share awards outstanding at December 31, 2010 (Number of shares)	Date of end of restricted period	Shares released in 2010 (Number of shares)	Date of release	Market price at original date of award (pence)	Market price at date of vesting or release (pence)
Rob Devey
Awards under appointment terms	2009	50,575				50,575	31-Mar-12			639
Restricted share award based on deferred 2009 annual incentive award (note 2)	2010		45,375	953	18,642	27,686	31-Dec-12	18,642	12-Mar-10	552.5	552.5
Clark Manning
Deferred 2006 annual incentive award	2007	10,064			10,064	0	31-Dec-09	10,064	9-Mar-10	723	519.5
Deferred 2007 annual incentive award	2008	17,825		635		18,460	31-Dec-10			635
Deferred 2009 annual incentive award	2010		59,792	2,078		61,870	31-Dec-12			552.5
Michael McLintock
Deferred 2006 annual incentive award	2007	90,090			90,090	0	31-Dec-09	90,090	9-Mar-10	723	519.5
Deferred 2007 annual incentive award (note 1)	2008	112,071			112,071	0	31-Dec-10	112,071	9-Mar-10	635	519.5
Deferred 2008 annual incentive award (note 1)	2009	217,410			217,410	0	31-Dec-11	217,410	9-Mar-10	349.5	519.5
Restricted share award based on deferred 2007 annual incentive award (note 1)	2010		66,029	2,356		68,385	31-Dec-10			519.5
Restricted share award based on deferred 2008 annual incentive award (note 1)	2010		128,093	4,571		132,664	31-Dec-11			519.5
Restricted share award based on deferred 2009 annual incentive award (note 2)	2010		118,165	2,484	48,545	72,104	31-Dec-12	48,545	12-Mar-10	552.5	552.5
Nic Nicandrou
Awards under appointment terms	2009	10,616			10,616	0	31-Mar-10	10,616	9-Mar-10	639	519.5
		5,889			5,889	0	31-Mar-10	5,889	9-Mar-10	639	519.5
		13,,898				13,898	31-Mar-11			639
		16,059				16,059	31-Mar-11			639
		68,191				68,191	31-Mar-12			639
Restricted share award based on deferred 2009 annual incentive award (note 2)	2010		41,594	874	17,088	25,380	31-Dec-12	17,088	12-Mar-10	552.5	552.5
Barry Stowe
Awards under appointment terms	2006	7,088			7,088	0	01-Jan-10	7,088	9-Mar-10	702	519.5
		2,110			2,110	0	01-May-10	2,110	8-Jun-10	702	525.5
Deferred 2007 annual incentive award	2008	43,777		1,562		45,339	31-Dec-10			635
Deferred 2008 annual incentive award	2009	21,064		751		21,815	31-Dec-11			349.5
Deferred 2009 annual incentive award	2010		36,386	1,264		37,650	31-Dec-12			552.5
Tidjane Thiam
Awards under appointment terms	2008	48,362			48,362	0	31-Mar-10	48,362	9-Mar-10	662	519.5
		41,135			41,135	0	31-Mar-10	41,135	9-Mar-10	662	519.5
		49,131				49,131	31-Mar-11			662
Deferred 2008 annual incentive award (note 1)	2009	110,403			110,403	0	31-Dec-11	110,403	9-Mar-10	349.5	519.5
Restricted share award based on deferred 2008 annual incentive award (note 1)	2010		65,046	2,321		67,367	31-Dec-11			552.5
Restricted share award based on deferred 2009 annual incentive award (note 2)	2010		99,851	2,099	41,022	60,928	31-Dec-12	41,022	12-Mar-10	552.5	552.5

Notes

1.
These awards replaced the 2007, 2008 and 2009 deferred share awards which vested during the year.

2.
These 2010 awards are a net deferred share award.

3.
The Deferred Share Awards in 2010 for Clark Manning and Barry Stowe were made in ADRs (1 ADR = 2 Prudential plc shares). The figures in the table are represented in terms of Prudential shares.

Shares acquired under the Share Incentive Plan

	Year of initial grant	Share Incentive Plan awards held in Trust at January 1, 2010 (Number of shares)	Partnership shares accumulated in 2010 (Number of shares)	Matching shares accumulated in 2010 (Number of shares)	Dividend shares accumulated in 2010 (Number of shares)	Share Incentive Plan awards held in Trust at December 31, 2010 (Number of shares)
Nic Nicandrou
Shares held in Trust	2010	0	240	60	3	303

Note

1
Nic Nicandrou participated in the Share Incentive Plan (SIP) for the first time in 2010. The table above provides information about shares purchased under the SIP together with Matching Shares (awarded on a 1:4 basis) and dividend shares. The total number of shares will only be released if Nic Nicandrou remains in employment for five years.

Outstanding share options

        Details of outstanding share options held by the Directors' are shown under the "Share ownership" section on page 239.

Directors' pensions and life assurance

        The Company's pension policy is set out on page 231. Details of directors' pension entitlements under HMRC approved defined benefit schemes and supplements in the form of contributions to pension arrangements paid by the Company are set out in the following table.

				Additional pension earned during year ended December 31, 2010
						Transfer value of accrued benefit at December 31(3)
				Ignoring inflation on pension earned to December 31, 2009(1)	Allowing for inflation on pension earned to December 31, 2009(2)
		Years of pensionable service at December 31, 2010							Contributions to pension and life assurance arrangements(4)
			Accrued benefit at December 31, 20010					Amount of (B-A) less contributions made by directors during 2010
	Age at December 31, 2010					2010 B	2009 A
		(£ thousand)
Rob Devey	42								0
Clark Manning	52								20
Michael McLintock	49	18	50	3	1	856	755	87	20
Nic Nicandrou	45								0
Barry Stowe	53								5
Tidjane Thiam	48								0

Notes:

(1)
As required by the Companies Act remuneration regulations.

(2)
As required by Stock Exchange Listing rules

(3)
The transfer value equivalent has been calculated in accordance with the M&G Group Pension Scheme's transfer basis

(4)
Supplements in the form of cash are included in the table on page 222.

        No enhancements to retirement benefits were paid to or receivable by directors or former directors other than the discretionary pension increases awarded to all pensioners which have been made during the year.

        Total contributions to directors' pension arrangements in 2010, including cash supplements for pension purposes, were £624,921 (2009: £876,466) of which £44,608 (2009: £298,586) related to money purchase schemes.

Share Ownership

Directors' shareholdings

        The current shareholding policy is as detailed under "Shareholding guidelines" on pages 231 – 232.

        The interests of directors in ordinary shares of Prudential are shown below and include shares acquired under the SIP, the deferred annual bonus awards detailed under "Other share awards" above, and interests in shares awarded on appointment and awards that remain conditional under the RSP, the GPSP and the BUPP. The interests of directors in office at April 15, 2011 in ordinary shares of the Company are shown below. All interests are beneficial.

Name	Holding as of April 15, 2011	Approximate Percentage of Ordinary Shares
Keki Dadiseth	31,447	0.002
Howard Davies(1)	1,112	0.00005
Rob Devey	123,248	0.005
John Foley(2)	535,386	0.03
Michael Garrett	37,649	0.002
Ann Godbehere	15,216	0.0006
Bridget Macaskill	44,565	0.002
Paul Manduca(1)	1,797	0.00008
Harvey McGrath	300,082	0.02
Michael McLintock	704,739	0.03
Nic Nicandrou(3)	164,726	0.007
Kathleen O'Donovan	23,901	0.001
James Ross	21,701	0.0009
Barry Stowe(4)	365,237	0.02
Tidjane Thiam	633,187	0.03
Lord Turnbull	16,101	0.0007
Mike Wells(5)	435,372	0.02

Notes

(1)
Howard Davies and Paul Manduca were appointed on October 15, 2010.

(2)
John Foley became an Executive Director on January 1, 2011.

(3)
Nic Nicandrou's interest in shares on April 15, 2011 includes his monthly purchases made under the SIP plan in January, February, March and April 2011.

(4)
Part of Barry Stowe's interest in shares is made up of 75,969 ADRs (representing 151,938 ordinary shares. 8,513.73 of these ADRs are held within an investment account which secures premium financing for a life assurance policy).

(5)
Part of Mike Wells's interest in shares is made up of 217,686 ADRs (representing 435,372 ordinary shares). Mike became an Executive Director on January 1, 2011.

        Prudential is not owned or controlled directly or indirectly by another corporation or by any government or by any other natural or legal person severally or jointly and Prudential does not know of any arrangements that might result in a change in Prudential's control.

        In addition, Prudential's directors held, as at April 15, 2011, options to purchase 1,705 shares, all of which were issued pursuant to Prudential's SAYE scheme. These options and plans are described in more detail below under "Options to purchase securities from Prudential" in this section.

Outstanding options of directors and other executive officers

        The Savings and Related Share Option Scheme (SAYE) is open to all UK and certain overseas employees. Options under this scheme up to HM Revenue & Customs (HMRC) limits are granted at a 20 per cent discount and cannot normally be exercised until a minimum of three years has elapsed. No payment is made for the grant of any options.

        The following table sets out the share options held by Tidjane Thiam in the UK SAYE as at the end of 2010 and at April 15, 2011. No other directors hold shares in any other option scheme.

		Exercise period		Number of options
												Market price at December 31, 2010 (p)	Options outstanding at April 15, 2011
	Date of initial grant	Start	End	January 1, 2010	Granted	Exercised	Cancelled	Forfeited	Lapsed	December 31, 2010	Exercise price (p)
Tidjane Thiam	Apr 25, 08	Jun 01, 11	Nov 30, 11	1,705	—	—	—	—	—	1,705	551	668	1,705

1.
No gains were made by directors in 2010 on the exercise of share options (2009: £0).

2.
No price was paid for the award of any option.

3.
The highest and lowest share prices during 2010 were 681 pence and 487.5 pence respectively. The market price of shares at April 15, 2011 was 743 pence.

Options to purchase and discretionary awards of securities from Prudential

        As of April 15, 2011, 12,433,976 options were outstanding, which Prudential issued under the SAYE schemes. As of April 15, 2011 directors and other executive officers held 1,705 of such outstanding options. Except as described above in "Outstanding options of directors and other executive officers", each option represents the right of the bearer to subscribe for one share at a particular pre-determined exercise price at a pre-set exercise date.

        As of April 15, 2011, 17,292 options were outstanding under the RSP. Such outstanding options held by directors or other executive officers at December 31, 2010 are included in the shares set forth under "Long-term incentive plans" in the "Compensation" section above.

        As of April 15, 2011, 3,085,000 shares were outstanding under the Prudential Jackson National Life US Performance Share Plan. Such outstanding awards held by directors or other executive officers at December 31, 2010, are included in the shares set forth under "Long-term incentive plans" in the "Compensation" section above.

        As of April 15, 2011, 19,029,532 shares were outstanding under other awards. Of those, 1,150,923 shares were outstanding under the Annual Incentive Plan, 1,349,947 shares were outstanding under the PruCap Deferred Bonus Plan, 275,309 shares were outstanding under the Momentum Retention Plan, 1,654,256 shares were outstanding under the One Off Awards, 6,273,393 shares were outstanding under the GPSP, 2,168,039 shares were outstanding under the BUPP, 1,284,609 shares were outstanding under the Deferred Share Plans and 4,873,056 shares were outstanding under the PCA LTIP. Such outstanding awards held by directors or other executive officers at December 31, 2010 are included under "Long-term incentive plans" in the "Compensation" section above.

        The aggregate proceeds that would arise if all outstanding options under the SAYE schemes were exercised is £43 million. The latest expiration dates for exercise or release of the securities underlying the options or awards and the number of options or shares are set out in the table below.

Year of Expiration	Shares Outstanding Under the Prudential Jackson National Life US Performance Share Plan	Options Outstanding Under Restricted Share Plan	Options Outstanding Under Savings-Related Share Option Scheme	Shares Outstanding Under Other Awards	Total
	(In millions)
2011			0.741	0.144	0.885
2012	0.592		6.367	9.683	16.642
2013	1.520		1.731	6.495	9.746
2014	0.973		2.862	2.150	5.985
2015		0.017	0.529	0.501	1.047
2016			0.204	0.056	0.26

Total	3.085	0.017	12.434	19.029	34.565

Board Practices

        In accordance with Prudential's Articles of Association the Board, or the members in a general meeting, may appoint up to 20 directors. In line with UK corporate governance guidelines, all directors submit themselves for annual re-election by shareholders at the Annual General Meeting and any director appointed by the Board will retire at the first Annual General Meeting following his or her appointment and offer himself or herself for election by shareholders.

        Non-executive directors of Prudential are usually appointed for an initial three-year term, commencing with their election by shareholders at the first Annual General Meeting following their appointment. Each appointment is reviewed towards the end of the three-year term against performance and the requirements of the Group's businesses. Non-executive directors are typically expected to serve for two terms of three years from their initial election by shareholders, although the Board may invite them to serve for an additional period. Their appointment is subjected to continued performance and re-election by shareholders.

        The Company Secretary supports the Chairman in providing tailored induction programs for new directors and on-going development for all directors. On appointment, all directors embark upon a wide-ranging induction program covering, amongst other things, the principal bases of accounting for the Group's results, the role of the Board and its key committees, and the ambit of the internal audit and risk management functions. In addition, they receive detailed briefings on the Group's principal businesses, its product range, the markets in which it operates and the overall competitive environment. Other areas addressed include the directors obligations under the different listing regimes to which Prudential is subject, legal issues affecting directors of financial services companies, the Group's governance arrangements, its investor relations program, as well as its remuneration policies.

        Directors have a statutory duty to avoid conflicts of interest with the Company. The Company's Articles of Association allow the directors to authorize conflicts of interest, and the Board has adopted a policy and effective procedures on managing and, where appropriate, approving conflicts or potential conflicts of interest. Under these procedures directors are required to declare all directorships or other appointments to companies which are not part of the Group as well as other situations which could result in conflicts or could give rise to a potential conflict. The Nomination Committee, or the Board where appropriate, evaluates and approves each such situation individually where applicable.

Directors' indemnities and protections

        The Company has arranged appropriate insurance cover in respect of legal action against directors and senior managers of companies within the Prudential Group. In addition, the Articles of Association of the Company permit the directors and officers of the Company to be indemnified in respect of liabilities incurred as a result of their office. Prudential also provides protections for directors and senior managers of companies within the Group against personal financial exposure they may incur in their capacity as such. These include qualifying third party indemnity provisions (as defined where relevant by the Companies Act 2006) for the benefit of directors of Prudential plc and other such persons, including, where applicable, in their capacity as directors of other companies within the Group. These indemnities were in force during 2010 and remain in force.

Policy on external appointments

        Executive directors may accept external directorships and retain any fees earned from those directorships subject to prior discussion with the Group Chief Executive and always provided this does not lead to any conflicts of interest. In line with UK Corporate Governance Code, executive directors would be expected to hold no more than one non-executive directorship of a FTSE 100 company. Some of our executive directors hold directorships or trustee positions of unquoted companies or institutions. Details of any fees retained are included in Item 6—"Service Contracts" on page 221 and major commitments of our executive directors are detailed in their biographies on pages 216 to 218.

        Non-executive directors may serve on a number of other boards provided that they are able to demonstrate satisfactory time commitment to their role at Prudential and that they discuss any new appointment with the Chairman prior to accepting. This ensures that they do not compromise their independence and that any potential conflicts of interest and any possible issues arising out of the time commitments required by the new role can be identified and addressed appropriately.

Board Committees

        The Board has established Audit, Remuneration and Nomination Committees as principal standing committees of the Board with written terms of reference, which are kept under regular review. In November 2010 the Board established a further committee, the Risk Committee, to assist the Board in carrying out its duties in respect of monitoring and overseeing Group-wide risk. These committees are key elements of the Group's corporate governance framework and reports on each committee in operation during 2010 are included below:

Audit Committee Report

        This report sets out the responsibilities of the Group Audit Committee (the "Committee") and the activities carried out by the Committee during the year.

Role of the Committee

        The Committee's principal responsibilities for 2010 consisted of oversight over financial reporting, internal controls and risk management, and monitoring auditor independence. Its duties include gaining assurance on the control over financial processes and the integrity of the Group's financial reports, monitoring the performance, objectivity and independence of the external auditor, and reviewing the work of the internal auditor. With the establishment of the Risk Committee, the oversight of risk management has transferred to that Committee with effect from 2011.

        In performing its duties, the Audit Committee has access to employees and their financial or other relevant expertise across the Group and to the services of the Group-wide Internal Audit Director and the Company Secretary. The Committee may also seek external professional advice at the Group's expense.

        The Committee's terms of reference, which are set by the Board and kept under regular review, are available on our website at www.prudential.co.uk/prudential-plc/aboutpru/corporategovernance/ Alternatively, copies may be obtained upon request from the Company Secretary at the Company's registered office.

Membership

        During 2010, the Committee was comprised exclusively of the non-executive directors of the Company as set out below:

    Ann Godbehere (Chairman)
    Kathleen O'Donovan
    Lord Turnbull     (to November 9, 2010)
    Paul Manduca     (from November 9, 2010)
    Sir Howard Davies     (from November 9, 2010)

        Membership is selected to provide a broad set of financial, commercial and other relevant experience to meet the Committee's objectives.

        Full biographical details of the members of the Committee, including their relevant experience, are set out on pages 218 to 221.

Meetings

        The Committee held eight scheduled meetings during the year and met on a further nine occasions to discuss extraordinary business. By invitation, the Chairman of the Board, the Group Chief Executive, the Chief Financial Officer, the Group General Counsel and Company Secretary, the Group-wide Internal Audit Director, the Group Chief Risk Officer and other senior staff from the group finance, internal audit, risk, compliance and security functions as well as the lead partner of the external auditor attended meetings. Other partners and staff of the external auditor also attended some of the meetings to contribute to the discussions relating to their area of expertise.

        A detailed forward agenda has been in operation for a number of years and is reviewed and updated continually to ensure all matters for which the Committee is responsible are addressed at the appropriate time of year. The Committee's principal business during the year consisted of the following:

  •
  review of half-year and full-year results, the annual report and accounts and other significant announcements, where appropriate;

  •
  examination of critical accounting policies and key judgmental areas;

  •
  review of changes in and implementation of Group Accounting Policies in compliance with International Financial Reporting Standards and practices;

  •
  review of the Group's tax matters;

  •
  approval of the external auditor's management representation letter, review of the external auditor's full-year memorandum and external audit opinion;

  •
  review of US filings and related external audit opinions;

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

  •
  review of anti-money laundering procedures and allegations received via the employee confidential reporting lines; and

  •
  review of its own effectiveness and terms of reference.

        In addition, the Committee received in-depth presentations on a range of topics. Throughout the year the Committee received the minutes of the Disclosure Committee and the Group Operational Risk Committee and noted their activities. From November, the Committee further noted the minutes and activities of the Assumptions Approvals Committee. Further information on risk governance appears on pages 61 and 63 respectively.

        The Chairman reported to the Board on matters of particular significance after each Committee meeting and the minutes of Committee meetings were circulated to all Board members.

        The Committee recognizes the need to meet without the presence of executive management. Such sessions were held with the external and internal auditors in February and October 2010. At all other times management and auditors have open access to the Chairman.

Financial reporting

        As part of its review of financial statements prior to recommending their publication to the Board, the Committee focused on: critical accounting policies and practices and any changes, decisions requiring a major element of judgment, unusual transactions, clarity of disclosures, significant audit adjustments, the going concern assumption, compliance with accounting standards, and compliance with obligations under applicable laws, regulations and governance codes.

        In addition, the Committee is regularly briefed by management on developments in International Financial Reporting Standards.

Confidential reporting

        One of the standing agenda items of the Committee is to review a report on the use of the confidential reporting procedures, which are available to employees to enable them to communicate confidentially, and anonymously if they so wish, on matters of concern and actions taken in response to these communications. No material control implications were raised through these procedures during the year.

Business unit audit committees

        Each business unit has its own audit committee whose members and chairmen comprise primarily senior management and are independent of the respective business unit. The minutes of these committees are reported regularly to the Committee and their meetings are attended by senior management of the respective business unit, including the business units' heads of finance, risk, compliance and group-wide internal audit. Business unit audit committees have adopted standard terms of reference across the Group with minor variations to address overseas requirements or particular requirements of the business. The terms of reference of those committees were reviewed during the year and all include escalation of significant matters to the Committee, recommendations for approval of the business unit internal audit plans and overseeing the adequacy of internal audit resources. Also included are presentations from the external auditor. During the year the business unit audit committees reviewed their respective internal audit plans, resources and the results of internal audit work, and both external and internal auditors were able to discuss any relevant matters with the Chairman and members of the Committee as required.

Internal control and risk management

        The Committee reviewed the Group's statement on internal control systems prior to its endorsement by the Board. It also reviewed the policies and processes for identifying, assessing and managing business risks.

        Pursuant to the requirements of Section 404 of the Sarbanes-Oxley Act, the Group undertakes an annual assessment of the effectiveness of internal control over financial reporting. Further details are provided below.

Internal audit

        The Committee regards its relationship with the internal audit function as pivotal to the effectiveness of its own activities. Group-wide Internal Audit plays an important role in supporting the Committee to fulfill its responsibilities under the UK Corporate Governance Code and the Code on Corporate Governance Practices in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong (together the Corporate Governance Codes) and the Sarbanes-Oxley Act and provides independent assurance on the Company's processes of identification and control of risk. The Committee agreed the work program of the internal audit function to be undertaken during 2010. Each of the Group's business units has an internal audit team, the heads of which report to the Group-wide Internal Audit Director. Internal audit resources, plans and work are overseen by the Committee and by the business unit audit committees. Total internal audit headcount across the Group stands at 110. The Group-wide Internal Audit Director reports functionally to the Committee and for management purposes to the Chief Financial Officer.

        Formal reports are submitted to Committee meetings, with interim updates where appropriate, and views are also sought at the private meetings between the Committee and the internal auditors as well as during regular private meetings between the Chairman of the Committee and the Group-wide Internal Audit Director.

        The Committee assesses the effectiveness of the internal audit function by means of regular reviews, some of which are carried out by external advisers, and through ongoing dialogue with the Group-wide Internal Audit Director. External reviews of group-wide internal audit arrangements and standards were last conducted in 2006 and 2007 to ensure that the activities and resources of internal audit are most effectively organized to support the oversight responsibilities of the Committee. These reviews, performed by Deloitte, confirmed that the internal audit function complies with the Institute of Internal Auditors' international standards for the professional practice of internal auditing and concluded that the function was operating effectively. An internal assessment of the internal audit function was performed by the Group-wide Internal Audit Director in subsequent years based on internal audit's ongoing self-assessment processes and using a maturity model derived from the review criteria used by Deloitte. The assessment confirmed that the internal audit function conforms to the Institute of Internal Auditors' international standards and continues to operate effectively in all areas of professional practice. The results of the last assessment were reported in detail to the Committee in February 2011. An external review of internal audit arrangements and standards in the UK insurance operations (UKIO) was conducted in 2010 to ensure that the activities and resources of internal audit were effectively organized to support the oversight responsibilities of the Business Unit Audit Committee in the UK. This review, performed by PwC, confirmed that the internal audit function for UKIO complies with the Institute of Internal Auditors' international standards for the professional practice of internal auditing and was operating effectively. The next external review of Group-wide internal audit arrangements and standards is scheduled for 2011.

External audit

        The main details of the Group Audit Committee's responsibilities in respect of the external audit are set out in Item 16C. "Principal Accountant Fees and Services" on page 276.

Review of Committee effectiveness

        As part of the performance evaluation of the Board, the Committee undertook an externally facilitated performance assessment of the qualitative aspects of its performance during the year. The results of this assessment were reported to the Board in February 2011. In addition, an internal evaluation was carried out addressing compliance with various regulations and codes of conduct applicable to the Committee, and the results of that assessment were reported to the Committee in February. The Committee is satisfied, based on the findings of both the internal and external review, that it had been operating as an effective audit committee throughout the year. Further reviews of the effectiveness of the Committee will be undertaken regularly and will from time to time be conducted by external consultants.

Remuneration Committee Report

Role of the Committee

        The Remuneration Committee (the "Committee") determines the remuneration packages of the Chairman and executive directors. It also agrees the principles and monitors the level and structure of remuneration for a defined population of management as determined by the Board. In framing its remuneration policy, the Committee has given full consideration to the provisions of Schedule A to the Combined Code 2008. In preparing the report, the Board has followed the provisions of the Combined Code 2008, the Code of Corporate Governance Practices in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong, the Listing Rules of the Financial Services Authority and the Companies Act 2006.

        Except in relation to the remuneration of the Group Chief Executive, when only the Chairman is consulted, the Committee consults the Chairman and the Group Chief Executive about the Committee's proposals relating to the remuneration of all executive directors. The Committee has access to professional advice inside and outside the Company.

        The Committee's terms of reference, which are set by the Board and kept under regular review, are available on our website at www.prudential.co.uk/prudential-plc/aboutpru/corporategovernance/ Alternatively, copies may be obtained upon request from the Company Secretary at the Company's registered office.

        The terms of reference comply with all significant aspects of relevant investor guidelines and require the Committee to ensure that the Company adopts a remuneration policy which rewards executive directors for their contribution to sustainably and responsibly enhancing shareholder value.

Membership

        During 2010, the Committee was comprised of the non-executive directors of the Company as set out below.

    Bridget Macaskill (Chairman)
    Keki Dadiseth
    Michael Garrett
    James Ross     (to November 9, 2010)
    Lord Turnbull     (from November 9, 2010)
    Paul Manduca     (from November 9, 2010)

        Full biographical details of the members of the Committee, including their relevant experience, are set out on pages 218 to 221.

Meetings

        The Committee normally has scheduled meetings at least four times a year and a number of additional meetings, as required, to review remuneration policy and the application of that policy. While the Chairman and Group Chief Executive are not members, they attend meetings unless they have a conflict of interest. During 2010 a total of seven Committee meetings were held.

Nomination Committee Report

Role of the Committee

        The Nomination Committee (the "Committee"), in consultation with the Board, evaluates the balance of skills, knowledge and experience on the Board and identifies the roles and capabilities required at any given time taking into account the Group's business and with due regard for the benefits of diversity on the Board, including gender. Candidates are considered on merit against those criteria and the Committee makes recommendations to the Board regarding suitable candidates for appointments. In appropriate cases search consultants are used to identify candidates. The Committee also reviews conflicts of interest or potential conflicts of interest raised by directors between Board meetings or for prospective new Board members. In cases where there might be an actual or potential conflict of interest the Committee has powers to authorize any such actual or potential conflict situation on behalf of the Board, imposing any terms and conditions it deems appropriate, or to make recommendations to the Board as to whether the conflict or potential conflict should be authorized and on what terms.

        During 2010 the Committee met six times and recommended to the Board that Howard Davies and Paul Manduca, who were both appointed with the assistance of external search consultants, be appointed as non-executive directors. The Committee further recommended the appointment of Mike Wells and John Foley as executive directors with effect from January 2011. Full biographical details of the directors are set out on pages 217 to 220.

        The Committee's terms of reference, which are set by the Board and kept under regular review, are available on our website at www.prudential.co.uk/prudential-plc/aboutpru/corporate governance/ Alternatively, copies may be obtained upon request from the Company Secretary at the Company's registered office.

Membership

        During 2010, the Committee was comprised of the non-executive directors and the Chairman, as set out below:

    Harvey McGrath (Chairman)
    Bridget Macaskill
    James Ross
    Kathleen O'Donovan     (from November 9, 2010)
    Paul Manduca     (from January 1, 2011)

Meetings

        The Committee meets as required to consider candidates for appointment to the Board and to make recommendations to the Board in respect of those candidates. The Group Chief Executive is closely involved in the work of the Committee and is invited to attend and contribute to meetings.

        The process of evaluating the skills and composition of the Board is ongoing and is kept under regular review in order to ensure appropriate plans for succession to the Board are in place.

Risk Committee Report

        The Group Risk Committee was established in November 2010 and has responsibility for providing leadership, direction and oversight with regard to the Group's overall risk appetite and tolerance and risk management framework, including risk policies and process and controls, and to providing oversight in respect of the Group Chief Risk Officer's responsibilities.

        The Committee has terms of reference which are set by the Board and will be kept under regular review. The terms are available on our website at http://www.prudential.co.uk/prudential-plc/aboutpru/corporatego vernance/

        Alternatively, copies may be obtained upon request from the Company Secretary at Prudential's registered office.

Membership

        The Committee is comprised of non-executive directors as set out below:

    Sir Howard Davies (Chairman)
    Ann Godbehere
    James Ross
    Lord Turnbull

Meetings

        The Committee expects to hold at least four scheduled meetings a year. The Committee will report on its activities in the Annual Report 2011 after it has completed its first year of business.

NYSE Corporate Governance Rules compared to Prudential plc's Corporate Governance Practice

        Pursuant to NYSE rule 303A Prudential has disclosed the differences between the NYSE Corporate Governance Rules and its Corporate Governance Practice on its website at www.prudential.co.uk/prudential-plc/aboutpru/nyse_corpgov. See also Item 16G, "Corporate Governance" on page 279.

 Employees

        The average numbers of staff employed by the Prudential group, excluding employees of the Venture investment subsidiaries of the PAC with-profits fund, for the following periods were:

	2010	2009	2008
Asian operations	17,988	19,502	20,154
US operations	3,545	3,371	3,298
UK operations	4,459	4,516	6,231

Total	25,992	27,389	29,683

        At December 31, 2010, Prudential employed 23,010 persons with the reduction in the year from the 25,325 persons as at December 31, 2009 driven by a decrease in the number of employees in India. Of the 23,010 employees, approximately 18 per cent were located in the United Kingdom and 66 per cent in Asia and 16 per cent in the United States. In the United Kingdom at December 31, 2010, Prudential had 552 employees paying union subscriptions through the payroll. At December 31, 2010, Prudential had 359 temporary employees in the United Kingdom, 409 in Asia and 130 in the United States. At December 31, 2010, Prudential had 69 fixed term contractors in the United Kingdom, 106 in the United States and 840 in Asia.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

        The UK Listing Authority Disclosure and Transparency Rules provide that a person or corporate entity that acquires an interest of 3 per cent or more in Prudential ordinary shares is required to notify Prudential of that interest. If such interest subsequently reaches, exceeds or falls below a whole percentage point, this must also be notified. Similarly, a notification is required once the interest falls below 3 per cent. At April 15, 2011 Prudential had received the following notifications:

Significant Changes in Ownership

        In April 2008, Lehman Brothers International (Europe) notified Prudential that it had an interest in 92,793,502 ordinary shares, or 3.75 per cent of the ordinary share capital, and subsequently later in April 2008 that its interest had ceased to be notifiable. In August 2008, Lehman Brothers International (Europe) notified Prudential that it had an interest in 116,274,992 ordinary shares, or 4.66 per cent of the ordinary share capital, and later in August 2008 that it had decreased its interest to 97,301,087 ordinary shares, or 3.90 per cent of the ordinary share capital and subsequently later in August 2008 that its interest had ceased to be notifiable. In November 2008 Legal and General Assurance (Pensions Management) Limited (PMC) notified Prudential that its interest had decreased to 124,029,884 ordinary shares, or 4.96 per cent of the ordinary share capital. In December 2008 Capital Research and Management Company notified Prudential that it had an interest in 124,972,991 ordinary shares, or 5.005 per cent of the ordinary share capital.

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

        In May 2010, Capital Research and Management Company notified Prudential that it had an interest of 329,934,111 shares, which represented 13.02 per cent of the ordinary share capital. In June 2010, Legal and General Assurance (Pensions Management) Limited (PMC) notified Prudential that it had an interest of 98,291,088 shares, which represented 3.87 per cent of the ordinary share capital. In July 2010, Capital Research and Management Company notified Prudential that it had an interest of 329,847,111 shares, which represented 12.99 per cent of the ordinary share capital and later in the same month, they increased their interest to 330,456,135 shares, which represented 13.01 per cent of the ordinary share capital. In August 2010, BlackRock Inc notified Prudential that it had an interest of 126,912,539 shares, which represented 4.99 per cent of the ordinary share capital and the following day, made a further notification that it had increased its interest to 126,965,629 shares, which represented 5.0 per cent of the ordinary share capital. Also in August 2010, Janus Capital

Management LLC notified Prudential that it had an interest of 76,770,894 shares, which represented 3.02 per cent of the ordinary share capital. In September 2010, BlackRock Inc made a further notification to Prudential that it had decreased its interest to 125,634,073 shares, which represented 4.95 per cent of the ordinary share capital. Later in the month, their holding increased again to 127,010,669 shares representing 5.0 per cent of the ordinary capital. In September 2010, Legal and General Assurance (Pensions Management) Limited (PMC) notified Prudential that it had an interest of 102,426,001 shares, which represented 4.03 per cent of the ordinary share capital. In September 2010, Capital Research and Management Company notified Prudential that it had an interest of 330,673,911 shares, which represented 12.99 per cent of the ordinary share capital. In October 2010, BlackRock Inc notified Prudential that it had an interest of 124,987,739 shares, which represented 4.91 per cent of the ordinary share capital. In November 2010, Capital Research and Management Company notified Prudential that its interest had decreased to 296,189,505 shares, which represented 11.64 per cent of the ordinary share capital. In November 2010, Norges Bank notified Prudential that it had an interest of 102,495,000 shares, which represented 4.03 per cent of the ordinary share capital. In December 2010, Legal and General Assurance (Pensions Management) Limited (PMC) notified Prudential that it had an interest of 101,803,187 shares, which represented 3.99 per cent of the ordinary share capital. In January 2011, BlackRock Inc notified Prudential that it had an interest of 127,614,906 shares, which represented 5.01 per cent of the ordinary share capital. In March 2011, Capital Research and Management Company notified a further decrease in its interest which dropped to 281, 048,317 shares representing 11.04 per cent of the ordinary share capital. Also in March, BlackRock Inc notified a decrease in their interest of 126,093,582 shares representing 4.95 per cent of ordinary share capital and then in a further notification, their interest increased to 127,414,496 shares representing 5.0 per cent of the ordinary share capital. BlackRock Inc made two notifications up to April 15, 2011; the first notification decreased their interest to 126,974,810 shares representing 4.98 per cent of the ordinary share capital and the second increased their interest to 128,470,662 shares representing 5.04 per cent of the ordinary share capital.

Table: Major shareholders at April 15 , 2011

Shareholder	Date advised	Percentage of share capital	Shareholding
BlackRock plc	08.04.2011	5.04%	128,470,662
Capital Research and Management Company	15.03.2011	11.04%	281,048,317
Legal and General Assurance (Pensions management Limited)	30.12.2010	3.99%	101,803,187
Norges Bank	26.11.2010	4.03%	102,495,000

        Major shareholders of Prudential have the same voting rights per share as other shareholders. See Item 10, "Additional Information Memorandum and Articles of Association—Voting Rights".

        As of April 15, 2011, there were 131 shareholders with a US address on Prudential's register of shareholders. These shares represented approximately 0.03 per cent of Prudential's issued ordinary share capital. As of April 15, 2011 there were 51 registered Prudential ADR holders. The shares represented by these ADRs amounted to approximately 2.11 per cent of Prudential's issued ordinary share capital.

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

        Apart from the transactions discussed above and in Item 6 "Directors, Senior Management and Employees", no director had an interest in shares, transactions or arrangements that requires disclosure, under applicable rules and regulations.

        In 2010, 2009 and 2008, other transactions with directors were not deemed to be significant both by virtue of their size and in the context of the directors' financial positions. As indicated above, all of these transactions are on terms broadly equivalent to those that prevail in arm's length transactions.

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

	Prudential Ordinary Shares		Prudential ADRs		Prudential Ordinary Shares* (Hong Kong)		Prudential Ordinary Shares* (Singapore)
Year	High	Low	High	Low	High	Low	High	Low
	(pence)		(US Dollars)		(HK Dollars)		(US Dollars)
2006	743.5	538.5	28.18	19.61
2007	810.0	619.0	33.24	24.77
2008	726.0	245.0	28.78	7.40
2009	650.5	207.0	21.75	5.60
2010	681.0	487.5	21.26	14.5	81.1	57.2	10.5	7.41

	Prudential Ordinary Shares		Prudential ADRs		Prudential Ordinary Shares* (Hong Kong)		Prudential Ordinary Shares* (Singapore)
Quarter	High	Low	High	Low	High	Low	High	Low
	(pence)		(US Dollars)		(HK Dollars)		(US Dollars)
2009
First quarter	429.0	207.0	12.71	5.60
Second quarter	475.0	336.8	15.30	10.06
Third quarter	601.5	353.0	19.26	11.55
Fourth quarter	650.5	550.5	21.75	17.88
2010
First quarter	645.5	487.5	20.67	14.60
Second quarter	587.5	508.5	18.09	14.50	66.7	57.2	8.66	7.41
Third quarter	637.5	489.2	20.17	15.04	77.85	57.7	9.81	7.41
Fourth quarter	681.0	568.0	21.26	17.89	81.1	70.0	10.5	8.77
2011
First quarter	749.0	654.5	24.32	21.04	98.0	80.5	11.92	10.6

	Prudential Ordinary Shares (UK)		Prudential ADRs		Prudential Ordinary Shares (Hong Kong)		Prudential Ordinary Shares (Singapore)
Year	High	Low	High	Low	High	Low	High	Low
	(pence)		(US Dollars)		(HK Dollars)		(US Dollars)
November 2010	648.0	568.0	21.26	17.89	81.0	70.0	10.28	8.77
December 2010	681.0	599.0	21.1	18.84	71.0	81.1	11.92	11.60
January 2011	704.0	654.5	22.54	21.04	86.05	80.5	11.08	10.60
February 2011	742.0	680.5	23.91	22.03	93.5	84.6	10.50	8.77
March 2011	749.0	673.5	24.32	21.32	98.0	86.3	11.66	11.22
April 2011	773.0	715.5	25.84	23.35	99.8	90.8	12.04	11.70

*
Prudential listed on these stock exchanges on May 25, 2010. Accordingly, the market price data shown above for these stock exchanges is only from this date.

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

        The following is a summary of both the rights of Prudential shareholders and certain provisions of Prudential's Memorandum and Articles of Association. Rights of Prudential shareholders are set out in Prudential's Articles of Association or are provided for by English law. This document is a summary and, therefore, does not contain full details of Prudential's Memorandum and Articles of Association. A complete copy of Prudential's Memorandum and Articles of Association, adopted at the Annual General Meeting on May 14, 2009 and effective on October 1, 2009, was filed as an exhibit to Form 20-F for the year ended December 31, 2008. In addition, both the Memorandum and Articles of Association may be viewed on Prudential's website at: www.prudential.co.uk/prudential-plc/aboutpru/memorandum/

Share capital

        On December 31, 2010, Prudential's issued share capital consisted of 2,545,594,506 ordinary shares of 5 pence each, all fully paid up and listed on the London Stock Exchange. Prudential also has American Depositary Shares referenced to its ordinary shares, issued under a depositary agreement with JP Morgan and listed on the New York Stock Exchange. In addition, on May 25, 2010 Prudential listed its ordinary shares on the Hong Kong Stock Exchange as a dual primary listing alongside its primary listing of ordinary shares in London, and a secondary listing on the Singapore Stock Exchange.

        The issued share capital of Prudential is not currently divided into different classes of shares. The Companies Act 2006 abolished the requirement for a company to have an authorized share capital.

        As at May 11, 2011 the directors retained authority granted at the Annual General Meeting on June 7, 2010 to allot before the earlier of June 30, 2011 or the following Annual General Meeting, ordinary shares up to an aggregate nominal value of £42,236,000. Of those shares, directors retained authority to allot equity securities for cash up to a maximum nominal value of £6,336,000, without first being required to offer such securities to shareholders in proportion with their existing holding. In the case of a rights issue, directors retained authority to allot equity securities in favor of ordinary shareholders up to an aggregate nominal amount equal to £84,473,000.

        At the Annual General Meeting to be held on May 19, 2011, the shareholders are to vote on granting the directors authority to allot, before the earlier of June 30, 2012 and the following Annual General Meeting, ordinary shares of up to an aggregate nominal value of £42,461,520. Of those shares, directors would be granted authority to allot equity securities for cash up to a maximum nominal value of £6,369,234 without first being required to offer such securities to shareholders in proportion with their existing holding. In the case of a rights issue, directors would be granted authority to allot equity securities in favor of ordinary shareholders up to an aggregate nominal amount equal to £84,923,041.

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

        Prudential's directors have the discretion to offer shareholders the right to elect to receive shares instead of a cash dividend. The aggregate value of shares that a shareholder may receive under such an election is as nearly as possible equal to (but not greater than) the cash amount the shareholder would have received. Prudential does not issue fractions of shares and Prudential's directors may make such provision as they think appropriate to deal with any fractional entitlements. Prudential's directors may exclude shareholders from the right to receive shares instead of cash dividends if Prudential's directors believe that extending the election to such shareholders would violate the laws of any territory or for any other reason the directors consider in their absolute discretion appropriate.

        If a shareholder does not claim a dividend within 12 years of such dividend becoming due for payment, such shareholder forfeits their right to receive it. Such unclaimed amounts may be invested or otherwise used for Prudential's benefit.

Shareholder meetings

        English law provides for shareholders to exercise their power to decide on corporate matters at general meetings. In accordance with English law, the Company is required to call and hold annual general meetings. At annual general meetings, shareholders receive and consider the statutory accounts and the reports by the Company's auditor and its directors, approve the directors' remuneration report, elect and re-elect directors, declare final dividends, approve the appointment of the Company's auditor, authorize the directors to determine the auditor's remuneration, and transact any other business which ought to be transacted at a general meeting, either pursuant to the Articles of Association or English law. General meetings to consider specific matters may be held at the discretion of Prudential's directors and must be convened, in accordance with English law, following the written request of shareholders representing at least five per cent of the voting rights of the issued and paid-up share capital. The quorum required under Prudential's Articles of Association for a general meeting is two shareholders present in person or by proxy and entitled to vote on the business to be transacted.

        Under the Shareholders' Rights Directive (which was implemented in the UK with effect from August 3, 2009) notice periods for all general meetings have to be 21 days, except for a meeting (i) which is not an Annual General Meeting, (ii) for which an electronic facility for voting and appointing proxies is available to all members, and (iii) in respect of which a company obtains shareholder approval annually to retain the shorter 14-day notice period. Prudential has been able to call general meetings (other than annual general meetings) on 14-days' notice and obtained shareholder approval at the Annual General Meeting on June 7, 2010 to enable it to continue to do so after the implementation of the Directive. The approval will be effective until the next Annual General Meeting when a similar resolution will be proposed.

Voting rights

        Voting at any meeting of shareholders is by show of hands unless the Company's intention to call a poll on the resolution is stated in the notice to the general meeting or, before or on the declaration of the result of a vote on the show of hands or on the withdrawal of any other demand for a poll, a poll is duly demanded. A poll may be demanded as described below. On a show of hands every shareholder holding ordinary shares who is present in person, or a duly appointed proxy or in the case of a corporation, its duly authorized corporate representative, has one vote. On a poll, every shareholder who is present in person or by proxy and every duly authorized corporate representative has one vote for every share held. Only the holders of fully paid shares are allowed to attend, be counted in the quorum at meetings and vote. If more than one joint shareholder votes, only the vote of the shareholder whose name appears first in the register is counted. A shareholder whose shareholding is registered in the name of a nominee may only attend and vote at a general meeting if appointed by his or her nominee as a proxy or a corporate representative.

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

Board of directors

        Prudential's Board of directors manages the Company business. However, the Company's shareholders must approve certain matters, such as changes to the share capital and the election and re-election of directors. Directors are appointed subject to Prudential's Articles of Association. The Board may appoint directors to fill vacancies and appoint additional directors who hold office until the next Annual General Meeting. The Articles of Association require that each director must have beneficial ownership of a given number of ordinary shares. The number of shares is determined by ordinary resolution at a general meeting and is currently 2,500. The minimum number of directors is eight and the maximum number is twenty. Shareholders may vary the limits on the number of directors by ordinary resolution. There are currently seventeen directors on Prudential's Board.

        At every Annual General Meeting, any director who has been appointed by the Board since the last Annual General Meeting; or who held office at the time of the two preceding Annual General Meetings and who did not retire at either of them; or who has held office with the Company, other than employment or executive office, for a continuous period of nine years or more at the date of the meeting, shall retire from office and may offer himself or herself for re-election by shareholders. Shareholders may remove any director before the end of his or her term of office by ordinary resolution and may appoint another person in his or her place by ordinary resolution. The UK Corporate

Governance Code, contains a new provision recommending that directors stand for annual re-election at the Annual General Meeting. In line with these provisions, all directors are expected to stand for re-election at each Annual General Meeting commencing at the 2011 Annual General Meeting.

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

Directors' remuneration

        The remuneration of the executive directors and the Chairman is determined by the Remuneration Committee, which consists of non-executive directors. The remuneration of the non-executive directors is determined by the Board. For further details see Item 6—"Directors, Senior Management and Employees—Compensation".

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

Material Contracts

        Not applicable

Exchange Controls

        Other than the requirement to report certain events and transactions to HM Revenue and Customs, there are currently no UK laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange controls, or that affect the remittance of dividends or other payments to non-UK residents or to US holders of Prudential's securities, except as otherwise set forth under "—Taxation" in this section.

 Taxation

        The following is a summary, under current law and practice, of the principal UK tax, US federal income tax, Hong Kong and Singapore tax considerations relating to an investment by a US taxpayer in Prudential ordinary shares on the main UK register or ADSs. This summary applies to you only if:

  •
  you are an individual US citizen or resident, a US corporation, or otherwise subject to US federal income tax on a net income basis in respect of the Prudential ordinary shares or ADSs;

  •
  you hold Prudential ordinary shares or ADSs as a capital asset for tax purposes;

  •
  if you are an individual, you are neither resident nor ordinarily resident in the United Kingdom for UK tax purposes, and do not hold Prudential ordinary shares or ADSs for the purposes of a trade, profession, or vocation that you carry on in the United Kingdom through a branch or agency or if you are a corporation, you are not resident in the UK for UK tax purposes and do not hold the securities for the purpose of a trade carried on in the United Kingdom through a permanent establishment in the United Kingdom; and

  •
  you are not domiciled in the UK for inheritance tax purposes.

        This summary does not address any tax consideration other than UK tax, US federal income tax, Hong Kong tax and Singapore tax considerations and does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor, and does not address the tax treatment of investors that are subject to special rules. Prudential has assumed that you are familiar with the tax rules applicable to investments in securities generally and with any special rules to which you may be subject. You should consult your own tax advisers regarding the tax consequences of the ownership of Prudential ordinary shares or ADSs in the context of your own particular circumstances.

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

UK Taxation of Dividends

        UK tax is required to be withheld in the United Kingdom at source from cash dividends paid to US resident holders.

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

UK Inheritance Tax

        Prudential ordinary shares which are registered on the main Prudential share register are assets situated in the United Kingdom for the purposes of UK inheritance tax (the equivalent of US estate and gift tax). Prudential ADSs are likely to be treated in the same manner as the underlying Prudential ordinary shares are situated in the United Kingdom. Subject to the discussion of the UK-US estate tax treaty in the next paragraph, UK inheritance tax may apply if an individual who holds Prudential ordinary shares which are registered on the main Prudential share register or ADSs gifts them or dies even if he or she is neither domiciled in the United Kingdom nor deemed to be domiciled there under UK law. For inheritance tax purposes, a transfer of Prudential ordinary shares or ADSs at less than full market value may be treated as a gift for these purposes. Special inheritance tax rules apply (1) to gifts if the donor retains some benefit, (2) to close companies and (3) to trustees of settlements. Prudential ordinary shares which are registered on the Hong Kong or Irish branch register should not be treated as situated in the United Kingdom for the purpose of UK inheritance tax.

        However, as a result of the UK-US estate tax treaty, Prudential ordinary shares which are registered on the main Prudential share register or ADSs held by an individual who is domiciled in the United States for the purposes of the UK-US estate tax treaty and who is not a UK national will not be subject to UK inheritance tax on that individual's death or on a gift of the Prudential ordinary shares or ADSs unless the Prudential ordinary shares or ADSs:

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

UK Stamp Duty and Stamp Duty Reserve Tax

        Relevant legislation provides that UK stamp duty is payable on a transfer of, and UK stamp duty reserve tax ("SDRT") is payable upon a transfer or issue of, Prudential ordinary shares to the depositary of Prudential ordinary shares that is responsible for issuing ADSs (the "ADS Depository"), or a nominee or agent of the ADS depositary, in exchange for American Depository Receipts ("ADRs") representing ADSs. For this purpose, the current rate of stamp duty and stamp duty reserve tax is 1.5 per cent (rounded up, in the case of stamp duty, to the nearest £5). Where Prudential ordinary shares are transferred to the ADS depository, the rate is applied under the legislation, in each case, to the amount or value of the consideration given for the Prudential ordinary shares or, in some circumstances where consideration is not in money or money's worth, to the value of the Prudential ordinary shares at the time of transfer. To the extent that such stamp duty is paid on any such transfer of Prudential ordinary shares, no stamp duty reserve tax should be payable on that transfer. Where Prudential ordinary shares are issued to the ADS depository the rate is applied, in such case, to the issue price. On October 1, 2009, the European Court of Justice ruled that such a charge, when levied in respect of an issue of shares by a limited liability company incorporated under English law into a clearance service, was prohibited by Article 11(a) of Council Directive 69/335/EEC. On the same day, Her Majesty's Revenue and Customs, the UK tax authority ("HMRC") announced that, with immediate effect, the 1.5 per cent charge to SDRT on the issue of shares into a clearance service within the European Union would no longer be applied. On December 9, 2009, HMRC extended this to the issue of shares into a depositary system within the European Union. There may be further implications of this decision, in particular for the issue of shares into systems outside the European Union, such as to the ADS Depository, and for the treatment of transfers of shares after they have been placed into clearance services or depositary receipt schemes and the law in this area may be particularly susceptible to change. Section 54 of the Finance Act 2010 has removed certain exemptions which applied to transfers from clearance systems or issuers of depositary receipts based in the EU to clearance systems or issuers of depositary receipts based outside the EU. It is recommended that, where this charge could arise, independent professional tax advice is sought.

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

        Subject to the special rules relating to clearance systems and issue of depository receipts, a transfer for value of Prudential ordinary shares (but excluding Prudential ordinary shares registered on the Hong Kong or Irish branch register unless the instruments of transfer is executed in the UK, as opposed to ADSs, will generally give rise to a charge to UK stamp duty or stamp duty reserve tax, other than where the amount or value of the consideration for the transfer is £1,000 or under and the transfer instrument is certified at £1,000 (a "Low Value Transaction"), at the rate of 0.5 per cent (rounded up, in the case of stamp duty, to the nearest £5). The rate is applied to the price payable for the relevant Prudential ordinary shares. To the extent that stamp duty is paid on a transfer of Prudential ordinary shares, no stamp duty reserve tax should generally be payable on the agreement for this transfer. Subject to certain special rules relating to clearance services, a transfer of ordinary shares from a nominee to their beneficial owner (other than on sale), including a transfer of underlying Prudential ordinary shares from the ADS depositary or its nominee to an ADS holder, is not subject to stamp duty. No stamp duty or tax should be payable on an agreement to transfer Prudential ordinary shares registered on the Hong Kong or Irish branch register, subject to the special rule relating to clearance systems and issue of depository receipts.

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

US Federal Income Tax Treatment of Distributions on Prudential Ordinary Shares or ADSs

        If Prudential pays dividends, you must include those dividends in your income when you receive them. The dividends will be treated as foreign source income. You should determine the amount of your dividend income by converting pounds sterling into US dollars at the exchange rate in effect on the date of your (or the depositary's, in the case of ADSs) receipt of the dividend. Subject to certain exceptions for short-term and hedged positions, the US dollar amount of dividends received by an individual before January 1, 2013, will be subject to taxation at a maximum rate of 15 per cent if the dividends are "qualified dividends." Dividends received with respect to the ordinary shares or ADSs will be qualified dividends if Prudential was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company ("PFIC"). Based on the nature of its business activities and its expectations regarding such activities in the future, Prudential believes that it was not treated as a PFIC within the meaning of the Code with respect to its 2010 taxable year and does not anticipate becoming a PFIC for its 2011 taxable year.

US Federal Income Tax Treatment of Capital Gains

        If you sell your Prudential ordinary shares or ADSs, you will recognize a US source capital gain or loss equal to the difference between the US dollar value of the amount realized on the disposition and the US dollar basis in the ordinary shares of the ADSs. A gain on the sale of Prudential ordinary shares or ADSs held for more than one year will be treated as a long-term capital gain. The net long-term capital gain recognized before 2013 generally is subject to taxation at a maximum rate of 15 per cent. Your ability to offset capital losses against ordinary income is subject to limitations.

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

Hong Kong Taxation of Dividends

        No tax will be payable in Hong Kong in respect of dividends Prudential pays to its US resident holders. Dividends distributed to Prudential's US resident holders will be free of withholding taxes in Hong Kong.

Hong Kong Taxation on gains of sale

        No tax is imposed in Hong Kong in respect of capital gains. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where the trading gains are derived from or arise in Hong Kong will be chargeable to Hong Kong profits tax. Hong Kong profits tax is currently charged at the rate of 16.5 per cent on corporations and at a maximum rate of 15 per cent on individuals. Certain categories of taxpayers whose business consists of buying and selling shares are likely to be regarded as deriving trading gains rather than capital gains (e.g. financial institutions, insurance companies and securities dealers) unless these taxpayers can prove that the investment securities are held for long-term investment purposes.

        Trading gains from the sale of the Prudential Shares by US resident holders effected on the Hong Kong Stock Exchange will be considered to be derived from Hong Kong. A liability for Hong Kong profits tax would thus arise in respect of trading gains derived by US resident holders from the sale of Prudential Shares effected on the Hong Kong Stock Exchange where such trading gains are realized by US resident holders from a business carried on in Hong Kong.

Hong Kong Stamp duty

        Hong Kong stamp duty, currently charged at the ad valorem rate of 0.1 per cent on the higher of the consideration for or the value of the Prudential Shares, will be payable by the purchaser on a purchase and by the seller on a sale of Prudential Shares where the transfer is required to be registered in Hong Kong (i.e. a total of 0.2 per cent is ordinarily payable on a sale and purchase transaction involving ordinary shares). In addition, a fixed duty of HK$5.00 is currently payable on any instrument of transfer of ordinary shares.

Hong Kong Estate duty

        Hong Kong estate duty has been abolished with effect to all deaths occurring on or after February 11, 2006.

Singapore Taxation on gains of sale

Disposal of the Prudential Shares

        Singapore does not impose tax on capital gains. There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. Gains arising from the disposal of the Prudential Shares by US resident holders may be construed to be of an income nature and subject to Singapore income tax, especially if they arise from activities which are regarded as the carrying on of a trade or business and the gains are sourced in Singapore.

Adoption of FRS 39 for Singapore Tax Purposes

        Any US resident holders who apply, or who are required to apply, the Singapore Financial Reporting Standard 39 Financial Instruments—Recognition and Measurement ("FRS 39") for the purposes of Singapore income tax may be required to recognize gains or losses (not being gains or losses in the nature of capital) in accordance with the provisions of FRS 39 (as modified by the applicable provisions of Singapore income tax law) even though no sale or disposal is made. Taxpayers who may be subject to such tax treatment should consult their own accounting and tax advisers regarding the Singapore income tax consequences of their acquisition, holding and disposal of the Prudential Shares.

Singapore Taxation of Dividend distributions

        As Prudential is incorporated in England and Wales and is not tax resident in Singapore for Singapore tax purposes, dividends paid by Prudential will be considered as sourced outside Singapore (unless the Prudential Shares are held as part of a trade or business carried out in Singapore in which event the US resident holders of such shares may be taxed on the dividends as they are derived).

        Foreign-sourced dividends received or deemed received in Singapore by an US resident individual not resident in Singapore is exempt from Singapore income tax. This exemption will also apply in the case of a Singapore tax resident individual who receives his foreign-sourced income in Singapore on or after January 1, 2004 (except where such income is received through a partnership in Singapore).

        Foreign-sourced dividends received or deemed received by corporate investors in Singapore (including US investors) will ordinarily be liable to Singapore tax. However, foreign-sourced income in the form of dividends, branch profits and service income received or deemed to be received in

Singapore by Singapore tax resident companies on or after June 1, 2003 can be exempt from tax if certain prescribed conditions are met, including the following:

  (i)
  such income is subject to tax of a similar character to income tax under the law of the jurisdiction from which such income is received; and

  (ii)
  at the time the income is received in Singapore, the highest rate of tax of a similar character to income tax (by whatever name called) levied under the law of the territory from which the income is received on any gains or profits from any trade or business carried on by any company in that territory at that time is not less than 15 per cent.

        Certain concessions and clarifications have also been announced by the Inland Revenue Authority of Singapore with respect to such conditions.

Singapore Stamp duty

        As Prudential is incorporated in England and Wales and the Prudential Shares are not registered on any register kept in Singapore, no stamp duty is payable in Singapore:

  (i)
  on the issuance of the Nil Prudential Shares; and

  (ii)
  on any transfer of the Prudential Shares.

        Prudential Shares held or traded in Singapore through CDP will be registered on the HK Register. As such, Hong Kong stamp duty will be payable on a transfer of Prudential Shares held or traded in Singapore through CDP. Please refer to the description under the Hong Kong stamp duty section above.

        All persons, including US resident holders, who hold or transact in Prudential Shares in Singapore through the SGX-ST and/or CDP should expect that they will have to bear Hong Kong stamp duty in respect of transactions in Prudential Shares effected in Singapore through the SGX-ST and/or CDP. Such persons should consult their brokers, or custodians for information regarding what procedures may be instituted for collection of Hong Kong stamp duty from them.

Singapore Estate duty

        Singapore estate duty has been abolished with respect to all deaths occurring on or after February 15, 2008.

Singapore Goods and Services Tax

        There is no Goods and Services Tax ("GST") payable in Singapore on the subscription or issuance of the Prudential Shares. The clearing fees, instruments of transfer deposit fees and share withdrawal fees are subject to GST at the prevailing standard-rate (currently 7per cent) if the services are provided by a person belonging to Singapore to a holder of the Prudential Shares. However, such fees could be zero-rated when provided to a US resident holder of the Prudential Shares belonging outside Singapore provided certain conditions are met. For a holder of the Prudential Shares belonging in Singapore who is registered for GST, the GST incurred is generally not recoverable as input tax credit from the Inland Revenue Authority of Singapore unless certain conditions are satisfied. These GST-registered holders of the Prudential Shares should seek the advice of their tax advisors on these conditions.

 Documents on Display

        Prudential is subject to the informational requirements of the Securities Exchange Act of 1934 applicable to foreign private issuers. In accordance with these requirements, Prudential files its Annual Report on Form 20-F and other documents with the Securities and Exchange Commission. You may read and copy this information at the following location:

Public Reference Room
100 F Street, N.E.
Room 1580
Washington, D.C. 20549

        Please call the SEC at (202) 551 8090 for further information on the public reference room. Copies of these materials can also be obtained by fax (202) 777 1027, by email to PublicInfo@sec.gov or mail at prescribed rates from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E., Room 1580, Washington, D.C. 20549-0213. In addition, some of Prudential's filings with the Securities and Exchange Commission, including all those filed on or after November 4, 2002, are available on the Securities and Exchange Commission's website at www.sec.gov, and on the New York Stock Exchange's website at www.nyse.com

        Prudential also files reports and other documents with the London, Hong Kong and Singapore stock exchanges. This information may be viewed on the websites of each of those exchanges as follows: the London Stock Exchange at www.londonstockexchange.com, the Hong Kong Stock Exchange at www.hkex.com.hk and the Singapore Stock Exchange at www.sgx.com, as well as via the National Storage Mechanism at www.hemscott.com/nsm.do. All reports and other documents filed with the each of the exchanges are also published on Prudential's website at www.prudential.co.uk

Item 11. Quantitative and Qualitative Disclosures about Market Risk

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

Market and financial risks

        A detailed analysis of market and financial risks is provided in notes C(d), D1(e), D2(f), D3(f) and D4(f) to the consolidated financial statements in Item 18.

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

        As at December 31, 2010, the Group held 18 per cent (2009: 19 per cent) of its financial assets in currencies, mainly US dollar and Euro, other than the functional currency of the relevant business unit.

        The financial assets, of which 70 per cent (2009: 74 per cent) are held by the PAC with-profits fund, allow the PAC with-profits fund to obtain exposure to foreign equity markets.

        The exchange risks inherent in these exposures are mitigated through the use of derivatives, mainly forward currency contracts.

Currency of Core Borrowings

        Prudential is subject to certain interest rate risk and foreign exchange risk on its core borrowings. At December 31, 2010, there was £1,609 million of pounds sterling debt, £1,622 million, or approximately $2,540 million, of US dollar debt and £445 million, or approximately €520 million of Euro debt. £2,981 million of the core debt was at fixed rates of interest and £695 million has been swapped into floating rates of interest.

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

        Sensitivity analysis with regard to the Group's investments in debt securities, equities and real estate, to insurance contracts and to foreign exchange fluctuations, is provided in notes D2(j), D3(j), D4(j) and E4 to the consolidated financial statements in Item 18.

        Additional sensitivity analysis of the Group's long-term debt and interests in derivatives contracts has been provided below.

Interest Rate Risk—Long-term Debt

        The table below quantifies the estimated increase in fair value of long-term borrowings at December 31, 2010 and 2009, resulting from a 100 basis point reduction in interest rates at those dates. The carrying value of short-term borrowings, which approximates their fair value, would not be materially increased by a 100 basis point reduction in interest rates. Prudential believes this to be a reasonably possible near-term market change for interest rates.

	December 31, 2010			December 31, 2009
	Carrying Value	Fair Value	Estimated Increase in Fair Value	Carrying Value	Fair Value	Estimated Increase in Fair Value
	(£ million)
Long-term borrowings
Bonds, €500 million aggregate principal amount, 5.75 per cent due 2021(1)	428	424	4	443	435	8
Bonds, £300 million aggregate principal amount, 6.875 per cent due 2023	300	333	31	300	308	27
Bonds, £250 million aggregate principal amount, 5.875 per cent due 2029	249	248	28	249	235	25
Bonds, £435 million aggregate principal amount, 6.125 per cent, due 2031	428	406	44	428	395	41
Bonds, £400 million aggregate principal amount, 11.375 per cent, due 2039	382	525	42	380	524	44
Capital securities, $1,000 million aggregate principal amount, 6.5 per cent perpetual	639	584	73	619	502	49
Capital securities, $250 million aggregate principal amount, 6.75 per cent perpetual(2)	160	160	1	155	149	1
Capital securities, $300 million aggregate principal amount 6.5 per cent perpetual(2)	192	189	—	192	167	1
Capital securities, $750 million aggregate principal amount, 11.75 per cent perpetual	472	558	21	456	533	24
Medium Term Subordinated Notes, €20 million, 2023(3)	17	17	—	18	18	0

Total central companies	3,267	3,444	244	3,240	3,266	220

Insurance operations
Guaranteed bonds, £100 million, principal amount, 8.5 per cent undated subordinated	100	102	6	100	97	11
Surplus notes, $250 million principal amount, 8.15 per cent due 2027(4)	159	172	15	154	158	15

Total long-term business	259	274	21	254	255	26

Other operations
Bank Loans(5)	250	250	—	—	—	—

Total	3,776	3,968	265	3,494	3,521	246

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

(4)
The $250 million 8.15 per cent surplus notes are unsecured and subordinated to all present and future indebtedness, policy claims and other creditor claims of Jackson.

(5)
The £250 million PruCap bank loan was made in two tranches: £135 million maturing in June 2014, currently drawn at a cost of six month £LIBOR plus 1.2 per cent and £115 million maturing in August 2012, currently drawn at a cost of twelve month £LIBOR plus 1.41 per cent.

        There is no impact on profit at December 31, 2010 and 2009 as a result of these reductions in interest rates because the liabilities are recognized in the financial statements at carrying value, which is equal to their amortized cost.

Derivative Contracts

        As at December 31, 2010 the net market value exposure of derivatives was an asset of £2 million of which the largest exposures were held by the UK and US insurance operations. Excluding derivative contracts within assets held to cover linked liabilities and those attributable to unit holders of consolidated unit trusts and similar funds, as at December 31, 2010 the market value exposure of derivatives of the UK and US insurance operations was an asset of £104 million. The tables below show the sensitivity of the UK and US insurance operations derivatives, measured in terms of fair value, to equity and real estate market increases and decreases of 10 per cent and to interest rate increases and decreases of 100 basis points. Prudential believes these increases and decreases to be reasonably possible near-term market changes. These exposures will change as a result of ongoing portfolio and risk management activities.

	December 31, 2010			December 31, 2009
	10 per cent Equity & Real Estate Increase Increase/(decrease) in Fair Value	Fair Value	10 per cent Equity & Real Estate Decrease Increase/(decrease) in Fair Value	10 per cent Equity & Real Estate Increase Increase/(decrease) in Fair Value	Fair Value	10 per cent Equity & Real Estate Decrease Increase/(decrease) in Fair Value
	(£ million)
United Kingdom—insurance operations
With-profits fund (including PAL)	27	158	(22)	(44)	157	45
Shareholder-backed annuities	—	78	—	—	46	—
SAIF	14	22	(13)	11	80	(11)
United States—insurance operations	(372)	(154)	452	(263)	58	332

Total	(331)	104	417	(296)	341	366

	December 31, 2010			December 31, 2009
	100 bp Interest Rate Increase Increase/(decrease) in Fair Value	Fair Value	100 bp Interest Rate Decrease Increase/(decrease) in Fair Value	100 bp Interest Rate Increase Increase/(decrease) in Fair Value	Fair Value	100 bp Interest Rate Decrease Increase/(decrease) in Fair Value
	(£ million)
United Kingdom—insurance operations
With-profits fund (including PAL)	73	158	(75)	(245)	157	284
Shareholder-backed annuities	(80)	78	103	(91)	46	115
SAIF	10	22	(11)	(21)	80	43
United States—insurance operations	(277)	(154)	363	159	58	(148)

Total	(274)	104	380	(198)	341	294

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

        No reimbursements were made by the ADR Depositary to Prudential in 2009. However, expenses in the sum of USD 75,000 which were incurred during the 2009 contract year were eligible for reimbursements and claimed during 2010.

Indirect payments

        As part of its service to Prudential, the ADR Depositary has agreed to waive the following fees for the standard costs associated with the maintenance of the ADR program:

Category	Limit
General services, AGM services, report mailing services	up to US$5,000 per contract year

        The amount of fees waived in each of the 2009 and 2010 contract years was US$5,000.

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

Item 13. Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14. Material Modifications to the Rights of Security Holders

        None.

 Item 15. Controls and Procedures

        Management has evaluated, with the participation of Prudential plc's Group Chief Executive and Chief Financial Officer, the effectiveness of Prudential plc's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended ("Exchange Act")) as of December 31, 2010. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon Prudential plc's evaluation, Prudential plc's Group Chief Executive and Chief Financial Officer have concluded that as of December 31, 2010 Prudential plc's disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Prudential plc in the reports Prudential plc files and submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms and that it is accumulated and communicated to Prudential plc's management, including Prudential plc's Group Chief Executive and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

        Prudential plc is required to undertake an annual assessment of the effectiveness of internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act 2002 ("Section 404"). In accordance with the requirements of Section 404 the following report is provided by management in respect of Prudential plc's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act).

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

        Management has conducted, with the participation of Prudential plc's Group Chief Executive and Chief Financial Officer, an evaluation of the effectiveness of internal control over financial reporting based on the criteria set forth in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on the assessment under these criteria, management has concluded that, as of December 31, 2010, Prudential plc's internal control over financial reporting was effective. In addition, there have been no changes in Prudential plc's internal control over financial reporting during 2010 that have materially affected, or are reasonably likely to affect materially, Prudential plc's internal control over financial reporting.

        KPMG Audit Plc, which has audited the consolidated financial statements of Prudential plc for the year ended December 31, 2010, has also audited the effectiveness of Prudential plc's internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). KPMG Audit Plc's report on internal control over financial reporting is shown below.

 Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Prudential plc

        We have audited Prudential plc's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Prudential plc's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Controls and Procedures". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

        In our opinion, Prudential plc maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Prudential plc and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated May 11, 2011 expressed an unqualified opinion on those consolidated financial statements.

May 11, 2011
	By:	/s/ KPMG AUDIT PLC KPMG Audit Plc London, England

Item 16A. Audit Committee Financial Expert

        The Board has determined that Ann Godbehere, Chairman of the Audit Committee, qualifies as an audit committee financial expert within the meaning of Item 16A of Form 20-F, and that Ms Godbehere is independent within the meaning of Rule 10A-3 under the Exchange Act.

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

Audit fees

        For the year ended December 31, 2010 the Committee approved fees of £10.4 million to its auditor, KPMG Audit Plc, for audit services and other services supplied pursuant to relevant legislation. In addition, the Committee approved fees of £7.3 million to KPMG for services not related to audit work which accounted for 42 per cent of total fees paid to the external auditor in the year. Excluding services relating to the AIA transaction, this amounted to £1.8 million for services not related to audit work which in turn amounted to only 10 per cent of fees paid to the external auditor. In accordance with the Group's Auditor Independence Policy, all services were approved prior to work commencing and each of the non-audit services was confirmed to be permissible for the external auditor to undertake as defined by the Sarbanes-Oxley Act. The Committee reviewed the non-audit services being provided to the Group by KPMG at regular intervals during 2010.

        Total fees payable to KPMG for the fiscal years ended December 31, 2010 and 2009 are set out below:

	2010	2009
	(£ million)
Audit fees
Fees payable to Prudential's auditor for the audit of Prudential's annual accounts	1.9	1.8
Audit of subsidiaries and associates pursuant to legislation	6.1	5.5
Audit-related fees—Other services supplied pursuant to legislation	2.4	2.7
Other services relating to taxation	0.4	0.6
Other fees
Valuation and actuarial services	0.1	0.1
Services relating to corporate finance transactions	0.1	0.7
All other services	1.0	1.0
Services relating to the AIA transaction	5.5	—

Total	17.5	12.4

        In addition, there were fees of £0.1million (2009: £0.2 million) for the audit of pension schemes.

2010

        Fees of £1.9 million for the audit of Prudential's annual accounts comprised statutory audit fees of £0.8 million, US reporting audit fees of £0.5 million and EEV reporting audit fees of £0.6 million. Fees of £6.1 million for audit of subsidiaries and associates pursuant to legislation mainly related to the audit of local and statutory accounts and to statutory audit work in connection with the submission of results to be consolidated in Prudential's annual accounts.

        Fees of £2.4 million for other services supplied pursuant to legislation comprised of Sarbanes-Oxley reporting of £0.5 million and interim and regulatory reporting of £1.8 million.

        Fees of £0.4 million for services relating to taxation related to tax compliance throughout the Group.

        Fees of £0.1 million for valuation and actuarial services related to work in connection with MCEV and with the investigation into possible re-attribution of the inherited estate.

        The fees for services relating to the AIA transaction of £5.5 million were primarily comprised of the following services:

  •
  Accountants' Report on historical financial information on Prudential Group

  •
  Consulting Actuaries' Report on AIA EEV information

  •
  Technical accounting advice

  •
  Financial due diligence

  •
  Working capital review

  •
  Synergies review

  •
  Extraction comfort

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

Auditor performance and independence

        As part of its work during 2010 the Committee assessed the performance of the external auditor, its independence and objectivity, and the effectiveness of the audit process. In addition to questioning the external auditor, which is a regular feature of meetings, the review of the effectiveness of the external audit process was conducted through a questionnaire-based exercise administered by Group-wide Internal Audit. The Committee reviewed the external audit strategy and received reports from the auditor on its own policies and procedures regarding independence and quality control, including an annual confirmation of its independence in line with industry standards.

Re-appointment of auditor

        The Group operates a policy under which at least once every five years a formal review is undertaken by the Committee to assess whether the external audit should be re-tendered. The external audit was last put out to competitive tender in 1999 when the present auditor was appointed. Since 2005 the Committee has annually considered the need to re-tender the external audit service. It again considered this in February 2011 and concluded that there was nothing in the performance of the auditor requiring a change. In 2007 a new lead audit partner was appointed by KPMG Audit Plc, in line with the Auditing Practices Board Ethical Statements and the Sarbanes-Oxley Act.

        Following its review of the external auditor's effectiveness and independence, the Committee has recommended to the Board that KPMG Audit Plc be re-appointed as auditor of the Company and a resolution for the re-appointment of KPMG Audit Plc as auditor of the Company will be put to a shareholder vote at the Annual General Meeting on May 19, 2011.

Item 16D. Exemptions from the Listing Standards for Audit Committees

        Not applicable

 Item 16E. Purchases of Equity Securities by Prudential plc and Affiliated Purchasers

        The following table sets forth information with respect to purchases made by or on behalf of Prudential or any "affiliated purchasers" (as that term is defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended) of Prudential's ordinary shares or American depositary shares for the year ended December 31, 2010.

Period	Total Number of Shares Purchased(1)	Average Price Paid Per Share (£)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under Plans or Programs
January 1–January 31	9,338	6.38	N/A	N/A
February 1–February 28	11,638	5.68
March 1–March 31	3,908,274	5.34
April 1–April 30	11,129	5.63
May 1–May 31	14,638	5.59
June 1–June 30	190,991	5.63
July 1–July 31	13,457	5.14
August 1–August 31	10,016	5.86
September 1–September 30	13,727	5.72
October 1–October 31	11,634	6.37
November 1–November 30	385,321	5.83
December 1–December 31	1,153,611	6.45

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

In addition, 126,135 shares were allotted to the employee benefit trusts in lieu of receiving cash dividends as part of Prudential's scrip dividend program in May and September 2010.

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

        As a company listed on the London Stock Exchange, Prudential is required to comply with the Financial Service Authority's Listing Rules, Disclosure and Transparency Rules and Prospectus Rules, and to report and explain non-compliance with the UK Corporate Governance Code (formerly the Combined Code) which is issued by the Financial Reporting Council. As a company listed on the Hong Kong Stock Exchange, Prudential is also required to comply with certain continuing obligations set forth in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "HK Listing Rules") and is expected to comply with or explain any deviation from the provisions of the Code on Corporate Governance Practices contained in Appendix 14 to the HK Listing Rules (the "HK Code"). Any deviation from compliance with either corporate governance code is set out fully in the Governance Report in the Annual Report 2010.

        The table below discloses differences between Prudential's corporate governance practices and the NYSE rules on corporate governance. Unless specifically indicated otherwise, compliance with the provisions of the UK Corporate Governance Code in the table below also includes compliance with the HK Code.

	NYSE Corporate Governance Rules	Description of differences between Prudential's governance practice and the NYSE Corporate Governance Rules
Director independence
1	Listed companies must have a majority of independent directors.	Prudential complies with the equivalent requirements contained in the UK Corporate Governance Code (the UK Code).

The UK Code requires that the Board should include a balance of executive and non-executive directors such that no individual or small group of individuals can dominate the Board's decision taking. At least half the Board, excluding the Chairman, should comprise non-executive directors determined by the Board to be independent.

The Board considers that Mr Dadiseth, Mr Davies, Mr Garrett, Ms Godbehere, Mrs Macaskill, Mr Manduca Ms O'Donovan, Mr Ross and Lord Turnbull are "independent" under the UK Code. The Board is therefore compliant with the composition requirement under the UK Code.
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

In addition, in assessing whether its directors are "independent", the Board considers a further list of factors set forth in the HK Listing Rules that the Hong Kong Stock Exchange takes into account in assessing the independence of non-executive directors (without treating any such factor as necessarily conclusive). These include, among others, whether a director:

•    is a director, partner or principal of a professional adviser which currently provides, or has within one year immediately prior to the date of his proposed appointment provided, services, or is an employee of such professional adviser who is or has been involved in providing such services during the same period to, among others, Prudential or any of its subsidiaries;

•    is, or has at any time during the two years immediately prior to the date of proposed appointment been, an executive or director (other than an independent non-executive director) of, among others, Prudential or any of its subsidiaries.

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
The non-executive Directors considered by the Board to be independent are identified in the Company's Annual Reports in accordance with the UK Code and on Prudential's website.
Throughout the year 2010 all non-executive directors were considered by the Board to be independent in character and judgment.
Executive Sessions
3	To empower non-management directors to serve as a more effective check on management, the non-management directors of each listed company must meet at regularly scheduled executive sessions without management.	Prudential complies with the equivalent provisions set out in the UK Code, which requires that the Chairman of Prudential should hold meetings with the non-executive directors without executives present. The Chairman of Prudential usually meets formally, at least annually, with the non-executive directors without the executive directors being present. During 2010, the Chairman met with the non-executive directors without the presence of the executive directors on seven occasions.
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

Prudential complies with the corresponding provisions set out in the UK Code, which requires that Prudential has a Nomination Committee, which should comprise a majority of independent non-executive directors.

Prudential's Nomination Committee has written terms of reference in accordance with the UK Code. The terms of reference are available on Prudential's website, and explain the Nomination Committee's role and the authority delegated to it by the Board.

The Board is responsible for regularly reviewing its corporate governance standards and practices. Requirements of the
UK code to which Prudential is subject, do not mandate it to establish a corporate governance committee.

Under the UK Code, the Board should state in the annual report how performance evaluation of the Board, its committees and its individual directors has been conducted. Prudential includes such description in its Annual Report, which is available on its website.

	NYSE Corporate Governance Rules	Description of differences between Prudential's governance practice and the NYSE Corporate Governance Rules
Compensation Committee
5

a)     Listed companies must have a compensation committee composed entirely of independent directors.

b)    The compensation committee must have a written charter that addresses:

        i)      the committee's purpose and responsibilities—which, at minimum, must be to have direct responsibility to:

                a)     review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO's performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the Board), determine and approve the CEO's compensation level based on this evaluation; and

                b)    make recommendations to the Board with respect to non-CEO executive officer compensation, and incentive- compensation and equity-based plans that are subject to Board approval; and

                c)     prepare the disclosure required by Item 407(e)(5) of Regulation S-K;

ii) an annual performance evaluation of the compensation committee.

Prudential complies with the equivalent requirements set out in the UK Code, which requires that Prudential has a Remuneration Committee that is comprised of at least three "independent" non-executive directors.

Prudential's Remuneration Committee has written terms of reference in accordance with the UK Code. The terms of reference are available on Prudential's website.

Prudential complies with the equivalent requirement set out in the UK Code, which provides that the Remuneration Committee:

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

Under the UK Code, the Board should state in the annual report how performance evaluation of the Board, its committees and its individual directors has been conducted. Prudential includes such description in its Annual Report which is available on its website.

	NYSE Corporate Governance Rules	Description of differences between Prudential's governance practice and the NYSE Corporate Governance Rules
Audit Committee
6

Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act.

In general:

•    Rule 10A-3(1) requires that each member of the audit committee be a member of the board of directors of the listed issuer, and be independent within the meaning of the Rule, subject to certain exemptions;

•    Rule 10A-3(2) requires the audit committee to be directly responsible for the appointment, compensation, retention and oversight of the work of the independent auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the issuer, and the independent auditor must report directly to the audit committee;

•    Rule 10A-3(3) requires that an audit committee establish procedures for the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls or auditing matters and for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

•    Rule 10A-3(4) requires that an audit committee have the authority to engage outside advisors, including counsel, as it determines necessary to carry out its duties. The Rule also requires the issuer to provide appropriate funding, as determined by the audit committee, for payment of compensation to the issuer's independent auditor and to any advisors employed by the audit committee;

• Rule 10A-3(5) requires that the audit committee be directly responsible for the appointment, compensation, retention and oversight of the work of the independent auditor engaged for the purpose of preparing an audit report or performing other audit, review or attest services for the issuer, and the independent auditor must report directly to the audit committee.

Prudential complies with equivalent requirements set out in the UK Code, which requires that Prudential has an Audit Committee that is comprised entirely of at least three "independent" non-executive directors.

Prudential's Audit Committee has written terms of reference prepared in accordance with the requirements of the UK Code and the Smith Guidance. The terms of reference are available on Prudential's website and explain the Audit Committee's role and the authority delegated to it by the Board.

The terms of reference, amongst other items, set out the Committee's role and responsibilities in respect of the external audit.

The Committee reviews management's and the external and internal auditors' reports on the effectiveness of systems for internal control, financial reporting and risk management. It also reviews the effectiveness of the Group Governance Framework and for 2010, the Group Risk Framework. A Risk Committee was established in November 2010 and this Committee will assist the Board in monitoring and overseeing group-wide risk.

The Audit Committee makes recommendations, through the Board, to be put to shareholders for approval at the Annual General Meeting, in relation to the appointment, re-appointment or removal of the external auditor.

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

Prudential complies with the equivalent provisions set out in the UK Code which requires that the Audit Committee should comprise a minimum of three "independent" non-executive directors.

Prudential has determined that each member of its Audit Committee is "independent" for the purposes of Rule 10A-3(6)(1) under the Securities Exchange Act and UK Code.

Prudential complies with the equivalent provisions set out in the UK Code which requires that the Board should satisfy itself that at least one member of the Audit Committee has recent and relevant financial experience. The Board of Prudential has designated that Ann Godbehere, Chairman of the Audit Committee, qualifies as an audit committee financial expert.
(b) The audit committee must have a written charter that addresses: (i) the committee's purpose—which, at minimum, must be to:
Prudential's Audit Committee has written terms of reference in accordance with the UK Code. The terms of reference are available on Prudential's website.

The UK Code requires that the main role and responsibilities of the Audit Committee should include:

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

•    To develop and implement policy on the engagement of the external auditor to supply non-audit services, taking into account relevant guidance regarding the provision of non-audit services by the external audit firm, and to report to the Board, identifying any matters in respect of which it considers that action or improvement is needed and making recommendations as to the steps to be taken;

•    To review and monitor the external auditor's independence and objectivity and the effectiveness of the audit process, taking into consideration relevant UK professional and regulatory requirements; and

• To make recommendations to the Board, for it to put to the shareholders for their approval in general meeting, in relation to the appointment, re-appointment and removal of the external auditor and to authorize the Board to set the remuneration and terms of engagement of the external auditor.

NYSE Corporate Governance Rules	Description of differences between Prudential's governance practice and the NYSE Corporate Governance Rules
(B) prepare the disclosure required by Item 407(d)(3)(i) of Regulation S-K;	The UK Code requires that there is a separate section in a Company's Annual Report which describes the work of the Committee in discharging its duties.
(ii) an annual performance evaluation of the audit committee; and	A description of the Committee's evaluation is included in the Annual Report & Accounts.
(iii) the duties and responsibilities of the audit committee—which, at a minimum, must include those set out in Rule 10A-3(b)(2), (3), (4) and (5) of the Exchange Act, as well as to:

(A) at least annually, obtain and review a report by the independent auditor describing: the firm's internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the auditor's independence) all relationships between the independent auditor and the listed company;	Prudential's Audit Committee monitors and reviews the effectiveness of the Company's internal audit function.

(B) Meet to review and discuss the listed company's annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing the listed company's specific disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations";
Prudential's Audit Committee monitors the integrity of the financial statements of the Company, and any formal announcements relating to the Company's financial performance, reviewing significant financial reporting judgments contained in them.
(C) Discuss the listed company's earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;	Prudential's Audit Committee reviews the Company's interim management statements and press releases associated with key financial results prior to their publication.
(D) Discuss policies with respect to risk assessment and risk management;
Prudential's Audit Committee reviews the Company's internal financial controls and, unless expressly addressed by the Board itself, reviews the Company's internal control and risk management systems. With the establishment of the Risk Committee, the oversight of risk management has transferred to that Committee with effect from 2011.

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
Where there is no internal audit function, the audit committee should consider annually, under the requirements of the UK Code, whether there is a need for an internal audit function and make a recommendation to the Board, and the reasons for the absence of such a function should be explained in the relevant section of the annual report.
Shareholder Approval of Equity Compensation Plans
8	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans.	Prudential complies with corresponding domestic requirements in the Listing Rules issued by the Financial Services Authority which mandate that the Company must seek shareholder approval for employee share schemes.
Corporate Governance Guidelines
9	Listed companies must adopt and disclose corporate governance guidelines.	Prudential complies with the corresponding provisions set out in the Listing Rules issued by the Financial Services Authority and the UK Code, which require that Prudential include an explanation in its Annual Report of how it complies with the principles of the UK Code and require confirmation that it complies with the UK Code's provisions or, where it does not, to provide an explanation of why it does not comply.
Code of Business Conduct and Ethics
10	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	Prudential's Code of Business Conduct is available on Prudential's website. Although not required by the Sarbanes- Oxley Act, Prudential has extended the applicability of its Code of Business Conduct to all employees.

	NYSE Corporate Governance Rules	Description of differences between Prudential's governance practice and the NYSE Corporate Governance Rules
Description of Significant Differences
11	Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards.	Prudential conforms by publishing this document to fulfill the requirement.
12
	A foreign private issuer that is required to file an annual report on Form 20-F with the SEC must include the statement of significant differences in that annual report. All other foreign private issuers may either (i) include the statement of significant differences in an annual report filed with the SEC or (ii) make the statement of significant differences available on or through the listed company's website. If the statement of significant differences is made available on or through the listed company's website, the listed company must disclose that fact in its annual report filed with the SEC and provide the website address.	Prudential conforms by publishing this document in its annual report on Form 20-F and on its website to fulfill the requirement. The address of the website is also published in Prudential's Form 20-F.
13	Listed companies must have and maintain a publicly accessible website.
Prudential conforms by maintaining a publicly accessible website, on which a printable version of the terms of reference of its Remuneration Committee, Nomination Committee and Audit Committee, its corporate governance practice, its Code of Business Conduct and document disclosing any significant ways in which its corporate governance practices differ from those followed by companies under NYSE listing standards are posted in the English language.

Item 18. Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Prudential plc

        We have audited the accompanying consolidated statements of financial position of Prudential plc and subsidiaries (together, the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Prudential plc and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010 in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated May 11, 2011 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

May 11, 2011	By:	/s/ KPMG AUDIT PLC KPMG Audit Plc London, England

Prudential plc and Subsidiaries

Consolidated Income Statements

Years ended December 31

	2010	2009	2008
	(In £ Millions Except Per Share Amounts)
Gross premiums earned	24,568	20,299	18,993
Outward reinsurance premiums	(357)	(323)	(204)

Earned premiums, net of reinsurance	24,211	19,976	18,789

Investment return	21,769	26,889	(30,202)
Other income	1,666	1,234	1,146

Total revenue, net of reinsurance	47,646	48,099	(10,267)

Benefits and claims	(40,608)	(39,901)	4,620
Outward reinsurers' share of benefits and claims	335	265	389
Movement in unallocated surplus of with-profits funds	(245)	(1,559)	5,815

Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	(40,518)	(41,195)	10,824
Acquisition costs and other expenditure	(4,799)	(4,572)	(2,459)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(257)	(209)	(172)
Loss on sale of Taiwan agency business	—	(559)	—

Total charges, net of reinsurance	(45,574)	(46,535)	8,193

Profit before tax (being tax attributable to shareholders' and policyholders' returns)*	2,072	1,564	(2,074)
Tax charge attributable to policyholders' returns	(611)	(818)	1,624

Profit before tax attributable to shareholders	1,461	746	(450)

Tax charge	(636)	(873)	1,683
Less: tax attributable to policyholders' returns	611	818	(1,624)

Tax charge attributable to shareholders' returns‡	(25)	(55)	59
Profit from continuing operations after tax	1,436	691	(391)
Discontinued operations (net of tax)†	—	(14)	—

Profit for the year	1,436	677	(391)

Attributable to:
Equity holders of the Company	1,431	676	(396)
Non-controlling interests	5	1	5

Profit for the year	1,436	677	(391)

Earnings per share (in pence)
Basic:
Based on profit from continuing operations attributable to the equity holders of the Company	56.7 p	27.6p	(16.0)p
Based on loss from discontinued operations attributable to the equity holders of the Company	—	(0.6)p	—

	56.7 p	27.0p	(16.0)p

Diluted:
Based on profit from continuing operations attributable to the equity holders of the Company	56.6 p	27.6p	(16.0)p
Based on loss from discontinued operations attributable to the equity holders of the Company	—	(0.6)p	—

	56.6p	27.0p	(16.0)p

*
This measure is the formal profit before tax measure under IFRS but is not the result attributable to shareholders and is stated after £377 million of pre-tax costs of the terminated AIA transaction in 2010. See note B1.

†
The 2009 charge of £14 million which was net of £nil tax, reflected completion adjustments for a previously disposed business.

‡
The 2010 tax charge attributable to shareholders' return includes an exceptional tax credit of £158 million which primarily relates to the impact of a settlement agreed with the UK tax authorities.

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Consolidated Statements of Comprehensive Income

Years ended December 31

	2010	2009	2008
	(In £ Millions)
Profit for the year	1,436	677	(391)
Other comprehensive income:
Exchange movements on foreign operations and net investment hedges:
Exchange movements arising during the year	217	(206)	391
Related tax	34	11	119

	251	(195)	510

Available-for-sale securities:
Unrealized valuation movements on securities of US insurance operations classified as available-for-sale:
Unrealized holding gains arising during the year	1,170	2,249	(2,482)
Add back net losses included in the income statement on disposal and impairment	51	420	378

Total	1,221	2,669	(2,104)
Related change in amortization of deferred income and acquisition costs	(496)	(1,069)	831
Related tax	(247)	(557)	442

	478	1,043	(831)

Other comprehensive income for the year, net of related tax	729	848	(321)

Total comprehensive income for the year	2,165	1,525	(712)

Attributable to:
Equity holders of the Company	2,160	1,524	(717)
Non-controlling interests	5	1	5

Total comprehensive income for the year	2,165	1,525	(712)

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Consolidated Statement of Changes in Equity

Year ended December 31

	2010
	Share capital	Share premium	Retained earnings	Translation reserve	Available- for-sale securities reserve	Shareholders' equity	Non- controlling interests	Total equity
	(In £ Millions)
Reserves
Profit for the year	—	—	1,431	—	—	1,431	5	1,436
Other comprehensive income:
Exchange movements on foreign operations and net investment hedges, net of related tax	—	—	—	251	—	251	—	251
Unrealized valuation movements, net of related change in amortization of deferred income and acquisition costs and related tax	—	—	—	—	478	478	—	478

Total other comprehensive income	—	—	—	251	478	729	—	729

Total comprehensive income for the year	—	—	1,431	251	478	2,160	5	2,165
Dividends	—	—	(511)	—	—	(511)	—	(511)
Reserve movements in respect of share-based payments	—	—	37	—	—	37	—	37
Change in non-controlling interests arising principally from purchase and sale of property partnerships of the PAC with-profits fund and other consolidated investment funds	—	—	—	—	—	—	7	7
Share capital and share premium
New share capital subscribed (including shares issued in lieu of cash dividends)	—	75	—	—	—	75	—	75
Reserve movements in respect of shares issued in lieu of cash dividends	—	(62)	62	—	—	—	—	—
Treasury shares
Movement in own shares held in respect of share-based payment plans	—	—	(4)	—	—	(4)	—	(4)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS	—	—	3	—	—	3	—	3

Net increase in equity	—	13	1,018	251	478	1,760	12	1,772
At beginning of year	127	1,843	3,964	203	134	6,271	32	6,303

At end of year	127	1,856	4,982	454	612	8,031	44	8,075

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Consolidated Statement of Changes in Equity

Year ended December 31

	2009
	Share capital	Share premium	Retained earnings	Translation reserve	Available- for-sale securities reserve	Shareholders' equity	Non- controlling interests	Total equity
	(In £ Millions)
Reserves
Profit for the year	—	—	676	—	—	676	1	677
Other comprehensive income:
Exchange movements on foreign operations and net investment hedges, net of related tax	—	—	—	(195)	—	(195)	—	(195)
Unrealized valuation movements, net of related change in amortization of deferred income and acquisition costs and related tax	—	—	—	—	1,043	1,043	—	1,043

Total other comprehensive income	—	—	—	(195)	1,043	848	—	848

Total comprehensive income for the year	—	—	676	(195)	1,043	1,524	1	1,525
Dividends	—	—	(481)	—	—	(481)	—	(481)
Reserve movements in respect of share-based payments	—	—	29	—	—	29	—	29
Change in non-controlling interests arising principally from purchase and sale of property partnerships of the PAC with-profits fund and other consolidated investment funds	—	—	—	—	—	—	(24)	(24)
Share capital and share premium
New share capital subscribed (including shares issued in lieu of cash dividends)	2	139	—	—	—	141	—	141
Reserve movements in respect of shares issued in lieu of cash dividends	—	(136)	136	—	—	—	—	—
Treasury shares
Movement in own shares held in respect of share-based payment plans	—	—	3	—	—	3	—	3
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS	—	—	(3)	—	—	(3)	—	(3)

Net increase (decrease) in equity	2	3	360	(195)	1,043	1,213	(23)	1,190
At beginning of year	125	1,840	3,604	398	(909)	5,058	55	5,113

At end of year	127	1,843	3,964	203	134	6,271	32	6,303

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Consolidated Statement of Changes in Equity

Year ended December 31

	2008
	Share capital	Share premium	Retained earnings	Translation reserve	Available- for-sale securities reserve	Shareholders' equity	Non- controlling interests	Total equity
	(In £ Millions)
Reserves
Loss for the year	—	—	(396)	—	—	(396)	5	(391)
Other comprehensive income (loss):
Exchange movements on foreign operations and net investment hedges, net of related tax	—	—	—	510	—	510	—	510
Unrealized valuation movements, net of related change in amortization of deferred income and acquisition costs and related tax	—	—	—	—	(831)	(831)	—	(831)

Total other comprehensive income (loss)	—	—	—	510	(831)	(321)	—	(321)

Total comprehensive income (loss) for the year	—	—	(396)	510	(831)	(717)	5	(712)
Dividends	—	—	(453)	—	—	(453)	(2)	(455)
Reserve movements in respect of share-based payments	—	—	18	—	—	18	—	18
Change in non-controlling interests arising principally from purchase and sale of property partnerships of the PAC with-profits fund and other consolidated investment funds	—	—	—	—	—	—	(50)	(50)
Share capital and share premium
New share capital subscribed (including shares issued in lieu of cash dividends)	2	168	—	—	—	170	—	170
Reserve movements in respect of shares issued in lieu of cash dividends	—	(156)	156	—	—	—	—	—
Treasury shares
Movement in own shares held in respect of share-based payment plans	—	—	3	—	—	3	—	3
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS	—	—	(25)	—	—	(25)	—	(25)

Net increase (decrease) in equity	2	12	(697)	510	(831)	(1,004)	(47)	(1,051)
At beginning of year	123	1,828	4,301	(112)	(78)	6,062	102	6,164

At end of year	125	1,840	3,604	398	(909)	5,058	55	5,113

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Consolidated Statements of Financial Position

December 31

Assets	2010	2009
	(In £ Millions)
Intangible assets attributable to shareholders:
Goodwill	1,466	1,310
Deferred acquisition costs and other intangible assets	4,609	4,049

Total	6,075	5,359

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	166	124
Deferred acquisition costs and other intangible assets	110	106

Total	276	230

Total	6,351	5,589

Other non-investment and non-cash assets:
Property, plant and equipment	612	367
Reinsurers' share of insurance contract liabilities	1,344	1,187
Deferred tax assets	2,188	2,708
Current tax recoverable	555	636
Accrued investment income	2,668	2,473
Other debtors	903	762

Total	8,270	8,133

Investments of long-term business and other operations:
Investment properties	11,247	10,905
Investments accounted for using the equity method	71	6
Financial investments*:
Loans	9,261	8,754
Equity securities and portfolio holdings in unit trusts	86,635	69,354
Debt securities	116,352	101,751
Other investments	5,779	5,132
Deposits	9,952	12,820

Total	239,297	208,722

Properties held for sale	257	3
Cash and cash equivalents	6,631	5,307

Total assets	260,806	227,754

*
Included within financial investments are £8,708 million (2009: £10,501 million) of lent securities. See note G4.

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Consolidated Statements of Financial Position

December 31

Equity and liabilities	2010	2009
	(In £ Millions)
Equity
Shareholders' equity	8,031	6,271
Non-controlling interests	44	32

Total equity	8,075	6,303

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities	171,291	145,713
Investment contract liabilities with discretionary participation features	25,732	24,880
Investment contract liabilities without discretionary participation features	17,704	15,805
Unallocated surplus of with-profits funds	10,253	10,019

Total	224,980	196,417

Core structural borrowings of shareholder-financed operations:
Subordinated debt	2,718	2,691
Other	958	703

Total	3,676	3,394

Other borrowings:
Operational borrowings attributable to shareholder-financed operations	3,004	2,751
Borrowings attributable to with-profits funds	1,522	1,284
Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements	4,199	3,482
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	3,372	3,809
Deferred tax liabilities	4,224	3,872
Current tax liabilities	831	1,215
Accruals and deferred income	707	594
Other creditors	2,321	1,612
Provisions	729	643
Derivative liabilities	2,037	1,501
Other liabilities	1,129	877

Total	19,549	17,605

Total liabilities	252,731	221,451

Total equity and liabilities	260,806	227,754

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Consolidated Statements of Cash Flows

Years ended December 31

	2010	2009	2008
	(In £ Millions)
Cash flows from operating activities
Profit before tax (being tax attributable to shareholders' and policyholders' returns)(note(i))	2,072	1,564	(2,074)
Loss before tax from discontinued operations	—	(14)	—

Total profit before tax	2,072	1,550	(2,074)
Changes in operating assets and liabilities:
Investments	(24,594)	(26,388)	32,424
Other non-investment and non-cash assets	(1,161)	(384)	(828)
Policyholder liabilities (including unallocated surplus)	24,287	24,932	(26,987)
Other liabilities (including operational borrowings)	1,332	(299)	(631)
Interest income and expense and dividend income included in result before tax	(7,514)	(7,267)	(7,927)
Other non-cash items (including £559 million in 2009 for the loss on disposal of Taiwan agency business)	139	650	(74)
Operating cash items:
Interest receipts	6,277	5,734	5,875
Dividend receipts	1,412	1,780	2,019
Tax paid	(302)	(200)	(653)

Net cash flows from operating activities	1,948	108	1,144

Cash flows from investing activities
Purchases of property, plant and equipment	(93)	(91)	(240)
Proceeds from disposal of property, plant and equipment	4	54	11
Completion adjustment for previously disposed business	—	(20)	—
Disposal of Taiwan agency business	—	(497)	—
Acquisition of subsidiaries, net of cash balance(note (ii))	(145)	—	—

Net cash flows from investing activities	(234)	(554)	(229)

Cash flows from financing activities
Structural borrowings of the Group:
Shareholder-financed operations:
Issue of subordinated debt, net of costs	—	822	—
Redemption of senior debt	—	(249)	—
Bank loan	250	—
Interest paid	(251)	(207)	(167)
With-profits operations:
Interest paid	(9)	(9)	(9)
Equity capital:(note (iii))
Issues of ordinary share capital	13	3	12
Dividends paid(note (iv))	(449)	(344)	(297)

Net cash flows from financing activities	(446)	16	(461)

Net increase (decrease) in cash and cash equivalents	1,268	(430)	454
Cash and cash equivalents at beginning of year	5,307	5,955	4,951
Effect of exchange rate changes on cash and cash equivalents	56	(218)	550

Cash and cash equivalents at end of year	6,631	5,307	5,955

Notes:

(i)
This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.

(ii)
In 2010, the acquisition of United Overseas Bank Life Assurance Limited (UOB) resulted in an outflow of cash for investing activities of £133 million. The remaining outflow of £12 million relates to the PAC with-profits fund purchase of Meterserve.

(iii)
Cash movements in respect of equity capital exclude scrip dividends.

(iv)
Dividends paid are net of scrip dividend as described in note B3.

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

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

        Long-term business products written in the UK and Asia are principally with-profits deposit administration, other conventional and unitized with-profits policies and non-participating pension annuities in the course of payment. Long-term business also includes linked business written in the UK and Asia. In Asia these policies are usually sold with insurance riders, such as health cover. The principal products written by Jackson are interest-sensitive deferred annuities and whole-life policies, variable annuities, guaranteed investment contracts, fixed index deferred annuities and term life insurance.
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

        The consolidated financial statements have been prepared and approved by the directors in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU) as required by EU law (IAS regulation EC 1606/2032).

        The Group has applied all IFRS standards and interpretations adopted by the EU that are effective for financial years commencing on or before January 1, 2010. Further details on the new accounting pronouncements and accounting policy changes are provided in note A5.

        The Group has applied the same accounting policies in preparing the 2010 results as for 2009 except for the adoption of IFRS 3 (Revised) on business combinations and associated amendments to other standards. However, as discussed in note A4 (d)(ii), the measurement of the segment measure of

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

A:    Background and accounting policies (Continued)

IFRS operating profit based on longer-term investment returns for US insurance operations has altered. Comparative segment results have been adjusted accordingly.

        The consolidated financial statements do not represent Prudential's statutory accounts for the purposes of the UK Companies Act. These financial statements are based on the prescribed formats. The Group's external auditors have reported on the 2010, 2009 and 2008 statutory accounts and the accounts have been delivered to the UK Registrar of Companies. The auditors' reports were (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under Section 237 (2) or (3) of the UK Companies Act 1985 or Section 498(2) or (3) of the UK Companies Act 2006.

        The years "2010", "2009" and "2008" refer to the years ended December 31, 2010, 2009 and 2008 respectively.

A3:    Critical accounting policies, estimates and judgments

(a)   Critical accounting policies

        Prudential's discussion and analysis of its financial condition and results of operations are based upon Prudential's consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB and as endorsed by the EU. EU-endorsed IFRS may differ from IFRS as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. As at December 31, 2010, there were no unendorsed standards effective for the two years ended December 31, 2010 affecting the consolidated financial information of Prudential and there were no differences between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to Prudential. Accordingly, Prudential's financial information for the two years ended December 31, 2010 is prepared in accordance with IFRS as issued by the IASB. It is Prudential's policy to adopt mandatory requirements of new or altered EU-adopted IFRS standards where required, with earlier adoption applied where permitted and appropriate in the circumstances.

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

        The critical accounting policies in respect of the items discussed below are critical for the Group's results insofar as they relate to the Group's shareholder-financed business. In particular this applies for Jackson which is the largest shareholder-backed business in the Group. The policies are not critical in respect of the Group's with-profits business. This distinction reflects the basis of recognition of profit

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

A:    Background and accounting policies (Continued)

and accounting treatment of unallocated surplus of with-profits funds as a liability. Additional explanation is provided later in this note and cross-referenced notes as to why the distinction between with-profits business and shareholder-backed business is relevant.

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

Insurance contract accounting

        With the exception of certain contracts described in note D1, the contracts issued by the Group's life assurance business are classified as insurance contracts and investment contracts with discretionary participating features. As permitted by IFRS 4, assets and liabilities of these contracts are accounted for under previously applied GAAP. Accordingly, except as described below, the modified statutory basis (MSB) of reporting as set out in the revised Statement of Recommended Practice (SORP) issued by the Association of British Insurers (ABI) has been applied.

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

        The results included in the financial statements for 2010, 2009 and 2008 reflect this basis.

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

December 31, 2010

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

Valuation and accounting presentation of fair value movements of derivatives and debt securities of Jackson

        Under IAS 39, derivatives are required to be carried at fair value. Unless net investment hedge accounting is applied, value movements on derivatives are recognized in the income statement. As previously discussed the Group has chosen to change its presentation of operating profit for its US insurance operations as explained further in note A4(d)(ii). Derivative value movements in respect of equity risk within variable annuity business and other equity related hedging activities are now included outside operating profit as part of short-term fluctuations in investment returns. Accordingly, the value movements on all derivatives held by Jackson are separately identified within the short-term fluctuations in investment returns identified as part of the Group's segment results described below and in note B1.

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

December 31, 2010

A:    Background and accounting policies (Continued)

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

        If the market for a financial investment of the Group is not active, the fair value is determined by using valuation techniques. The Group establishes fair value for these financial investments by using quotations from independent third-parties, such as brokers or pricing services or by using internally developed pricing models. Priority is given to publicly available prices from independent sources when

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

A:    Background and accounting policies (Continued)

available, but overall the source of pricing and/or the valuation technique is chosen with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date. The valuation techniques include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and, if applicable, enterprise valuation and may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these financial investments.

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

        At December 31, 2010, £4,573 million (2009: £5,557 million) of the financial investments (net of derivative liabilities) valued at fair value were classified as level 3. Of these £866 million (2009: £1,684 million) are held to back shareholder non-linked business and so changes to these valuations will directly impact shareholders' equity. Further details of the classification of financial instruments are given in note G1.

Determining impairments relating to financial assets

Available-for-sale securities

        Financial investments carried on an available-for-sale basis are represented by Jackson's debt securities portfolio. The consideration of evidence of impairment requires management's judgment. In making this determination the factors considered include, for example:

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

    This factor provides an indication of how the contractual cash flows and effective interest rate of a financial asset compares with the implicit market estimate of cash flows and the risk attaching to a "fair value" measurement. The length of time for which that level of difference has been in

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

A:    Background and accounting policies (Continued)

    place may also provide further evidence as to whether the market assessment implies an impairment loss has arisen.

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

        For Jackson's residential mortgage-backed and other asset-backed securities, all of which are classified as available-for-sale, the model used to analyze cash flows, begins with the current delinquency experience of the underlying collateral pool for the structure, by applying assumptions about how much of the currently delinquent loans will eventually default, and multiplying this by an assumed loss severity. Additional factors are applied to anticipate ageing effect. After applying a cash flow simulation an indication is obtained as to whether or not the security has suffered, or is anticipated to suffer, contractual principal or interest payment shortfall. If a shortfall applies an impairment charge is recorded. The difference between the fair value and book cost for unimpaired securities accounted for as available-for-sale, is accounted for as unrealized gains or losses, with the movements in the accounting period being accounted for in other comprehensive income.

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

Assets held at amortized cost

        Financial assets classified as loans and receivables under IAS 39 are carried at amortized cost using the effective interest rate method. Certain mortgage loans of the UK insurance operations have been designated at fair value through profit and loss as this loan portfolio is managed and evaluated on a fair value basis and these are included within loans in the balance sheet. The loans and receivables include loans collateralized by mortgages, deposits and loans to policyholders. In estimating future cash flows, the Group looks at the expected cash flows of the assets and applies historical loss experience of assets with similar credit risks that has been adjusted for conditions in the historical loss experience which no longer exist or for conditions that are expected to arise. The estimated future cash flows are discounted using the financial asset's original or variable effective interest rate and exclude credit losses that have not yet been incurred.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

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

December 31, 2010

A:    Background and accounting policies (Continued)

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

December 31, 2010

A:    Background and accounting policies (Continued)

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

        Variable annuity contracts written by Jackson may provide for guaranteed minimum death, income, or withdrawal benefit features. In general terms, liabilities for these benefits are accounted for under US GAAP by using estimates of future benefits and fees under best estimate assumptions. For variable annuity business the key assumption is the expected long-term level of equity market returns, which for 2010 and 2009 was 8.4 per cent per annum (after deduction of external fund management fees) determined using a mean reversion methodology. Under the mean reversion methodology, projected returns over the next five years are flexed (subject to capping) so that, combined with the actual rates of return for the current and the previous two years the 8.4 per cent rate is maintained. The projected rates of return are capped at no more than 15 per cent for each of the next five years. Further details are explained in note D3(g).

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

        The remaining non-participating business in Asia has some limited sensitivity to interest rates. Further details are provided in D4(j).

Deferred acquisition costs

        Significant costs are incurred in connection with acquiring new insurance business. Except for acquisition costs of with-profits contracts of the UK regulated with-profits funds, which are accounted

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

A:    Background and accounting policies (Continued)

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

        The level of acquisition costs carried in the statement of financial position is also sensitive to unrealized valuation movements on debt securities held to back the liabilities and solvency capital. Further details are explained in notes D3(g) and H1.

Asian operations

        For those territories applying US GAAP, principles similar to those set out in the Jackson paragraph above are applied to the deferral and amortization of acquisition costs. For other Asian territories, except where the underlying reserving basis makes implicit allowance for the future fees that cover acquisition costs, the deferral and amortization of acquisition costs is consistent with Modified Statutory Basis where costs associated with the production of new business are amortized in line with the emergence of margins.

Pensions

        The Group applies the requirements of IAS 19, "Employee benefits" and associated interpretations including IFRIC 14 "IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction", to its defined benefit pension schemes. The principal defined benefit pension scheme is the Prudential Staff Pension Scheme (PSPS). For PSPS the terms of the trust deed restrict shareholders' access to any underlying surplus. Accordingly, applying the interpretation of IFRIC 14, any underlying IAS 19 basis surplus is not recognized for IFRS reporting. The financial position for PSPS

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

A:    Background and accounting policies (Continued)

recorded in the IFRS financial statements reflects the higher of any underlying IAS 19 deficit and any obligation for deficit funding.

        The economic participation in the surplus or deficits attaching to the PSPS and the smaller Scottish Amicable Pensions Scheme (SAPS) are shared between the PAC with-profits sub-fund (WPSF) and shareholder operations. The economic interest reflects the source of contributions over the scheme life, which in turn reflects the activity of the members during their employment.

        In the case of PSPS, movements in the apportionment of the financial position for PSPS between the WPSF and shareholders' funds in 2010 reflect the 70/30 ratio applied to the base deficit position as at December 31, 2005 but with service cost and contributions for ongoing service apportioned by reference to the cost allocation for activity of current employees. For SAPS the ratio is estimated to be approximately 50/50 between the WPSF and shareholders' funds.

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

A4:    Significant accounting policies

(a)   Financial instruments other than financial instruments classified as long-term business contracts

Investment classification

        Under IAS 39, subject to specific criteria, financial instruments should be accounted for under one of the following categories: financial investments at fair value through profit and loss, financial investments held on an available-for-sale basis, financial investments held-to-maturity or loans and receivables. Upon initial recognition, financial investments are measured at fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. These IAS 39 classifications have been changed by IFRS 9 "Financial Investments: Classification and Measurement"

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

A:    Background and accounting policies (Continued)

which is not required to be adopted until 2013 and is still subject to EU endorsement. This standard has not been adopted by the Group in 2010. The Group holds financial investments on the following bases:

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

  (iii)
  Loans and receivables—this comprises non-quoted investments that have fixed or determinable payments and are not designated as fair value through profit and loss or available-for-sale. These investments include loans collateralized by mortgages, deposits, loans to policyholders and other unsecured loans and receivables. These investments are initially recognized at fair value plus transaction costs. Subsequently, these investments are carried at amortized cost using the effective interest method.

        As permitted under IAS 39, the Group has designated certain financial assets as fair value through profit and loss as these assets are managed and their performance is evaluated on a fair value basis. These assets represent all of the Group's financial assets other than the majority of loans and receivables and debt securities held by Jackson. Debt securities held by Jackson are accounted for on an available-for-sale basis. The use of the fair value option is consistent with the Group's risk management and investment strategies.

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

December 31, 2010

A:    Background and accounting policies (Continued)

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

December 31, 2010

A:    Background and accounting policies (Continued)

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

        For the Group's continuing operations, hedge accounting under IAS 39 is not usually applied. The exceptions, where hedge accounting has been applied in 2010 and 2009, are summarized in note G3.

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

Embedded derivatives

        Embedded derivatives are present in host contracts issued by various Group companies, in particular for Jackson. They are embedded within other non-derivative host financial instruments and insurance contracts to create hybrid instruments. Embedded derivatives meeting the definition of an insurance contract are accounted for under IFRS 4. Where economic characteristics and risks of the embedded derivatives are not closely related to the economic characteristics and risks of the host instrument, and where the hybrid instrument is not measured at fair value with the changes in fair value recognized in the income statement, the embedded derivative is bifurcated and carried at fair value as a derivative in accordance with IAS 39.

        In addition, the Group applies the requirement of IFRS 4 to not separate and fair value surrender options embedded in host contracts and with-profits investment contracts whose strike price is either a fixed amount or a fixed amount plus interest. Further details on the valuation basis for embedded derivatives attaching to Jackson's life assurance contracts are provided in note D3(g).

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

A:    Background and accounting policies (Continued)

Financial liabilities designated at fair value through profit and loss

        Consistent with the Group's risk management and investment strategy and the nature of the products concerned, the Group has designated under IAS 39 classification, certain financial liabilities at fair value through profit and loss as these instruments are managed and their performance evaluated on a fair value basis. These instruments include liabilities related to consolidated collateralized debt obligations and net assets attributable to unit holders of consolidated unit trusts and similar funds.

(b)   Long-term business contracts

Income statement treatment

Premiums and claims

        Premium and annuity considerations for conventional with-profits policies and other protection type insurance policies are recognized as revenue when due. Premiums and annuity considerations for linked policies, unitized with-profits and other investment type policies are recognized as revenue when received or, in the case of unitized or unit-linked policies, when units are issued. These amounts exclude UK premium taxes and similar duties where Prudential collects and settles taxes borne by the customer.

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

        For investment contracts which do not contain discretionary participating features, the accounting is carried out in accordance with IAS 39 to reflect the deposit nature of the arrangement, with premiums and claims reflected as deposits and withdrawals and taken directly to the statement of financial position as movements in the financial liability balance.

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

December 31, 2010

A:    Background and accounting policies (Continued)

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

December 31, 2010

A:    Background and accounting policies (Continued)

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

        The realistic basis liabilities representing the Peak 2 basis realistic liabilities for with-profits business included in Form 19 of the FSA regulatory returns include the element for the shareholders' share of the future bonuses. For accounting purposes under FRS 27, this latter item is reversed because, consistent with the current basis of financial reporting, shareholder transfers are recognized only on declaration.

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

December 31, 2010

A:    Background and accounting policies (Continued)

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

        For the business of Jackson, the determination of the expected emergence of margins, against which the amortization profile of the DAC asset is established, is dependent on certain key assumptions. For single premium deferred annuity business, the key assumption is the expected long-term spread between the earned rate and the rate credited to policyholders. For variable annuity business, the key assumption is the expected long-term level of equity market returns which, for 2010, 2009 and 2008, was 8.4 per cent per annum, implemented using a mean reversion methodology. These returns affect the level of future expected profits through their effects on fee income and the required level of provision for guaranteed minimum death benefit claims.

        Jackson accounts for the majority of its investment portfolio on an available-for-sale basis (see investment policies above) whereby unrealized gains and losses are recognized in other comprehensive income. As permitted by IFRS 4, Jackson has used shadow accounting. Under shadow accounting, to the extent that recognition of unrealized gains or losses on available-for-sale securities causes adjustments to the carrying value and amortization patterns of DAC and deferred income, these adjustments are recognized in other comprehensive income to be consistent with the treatment of the gains or losses on the securities. More precisely, shadow DAC adjustments reflect the change in DAC that would have arisen if the assets held in the statement of financial position had been sold, crystallizing unrealized gains or losses, and the proceeds reinvested at the yields currently available in the market.

Asian operations

        Except for the operations in Taiwan, Vietnam and Japan, the future policyholder benefit provisions for Asian businesses are determined in accordance with methods prescribed by local GAAP adjusted to comply, where necessary, with UK GAAP. For the Hong Kong business, which is a branch of the PAC, and the Singapore and Malaysian operations, the valuation principles and sensitivities to changes of assumptions of conventional with-profits and other protection-type policies are similar to those described

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

A:    Background and accounting policies (Continued)

above for equivalent products written by the UK operations. Refinements to the local reserving methodology are generally treated as change in estimates, dependent on the nature of the change. Such a refinement arose in 2009 in respect of Malaysia as explained in note D4(i).

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

        The treatment of any gains or losses arising on the purchase of reinsurance contracts is dependent on the underlying accounting basis of the entity concerned amongst other things.

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

December 31, 2010

A:    Background and accounting policies (Continued)

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

        Where the Group exercises significant influence or has the power to exercise significant influence over an entity, generally through ownership of 20 per cent or more of the entity's voting rights, but does not control the entity, then this is considered to be an investment in an associate. With the exception of those referred to below, the Group's investments in associates are recorded at the Group's share of the associates' net assets including any goodwill and intangibles arising upon initial acquisition. The carrying value of investments in associates is adjusted each year for the Group's share of the entities' profit or loss. This does not apply to investments in associates held by the Group's insurance or investment funds including the venture capital business or mutual funds and unit trusts, which as permitted by IAS 28 are carried at fair value through profit and loss.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

A:    Background and accounting policies (Continued)

        The consolidated financial statements of the Group include the assets, liabilities and results of the Company and subsidiary undertakings in which Prudential has a controlling interest, using accounts drawn up to December 31, 2010 except where entities have non-coterminous year ends. In such cases, the information consolidated is based on the accounting period of these entities and is adjusted for material changes up to December 31. Accordingly, the information consolidated is deemed to cover the same period for all entities throughout the Group. The results of subsidiaries are included in the financial statements from the date control commences to the date control ceases. All inter-company transactions are eliminated on consolidation. Results of asset management activities include those for managing internal funds.

Investment properties

        Investments in leasehold and freehold properties not for occupation by the Group, including properties under development for future use as investment properties, are carried at fair value, with changes in fair value included in the income statement. Properties are valued annually either by the Group's qualified surveyors or by taking into consideration the advice of professional external valuers using the Royal Institution of Chartered Surveyors (RICS) guidelines. The RICS guidelines apply separate assumptions to the value of the land, buildings and tenancy associated with each property. Each property is externally valued at least once every three years. The cost of additions and renovations is capitalized and considered when estimating fair value. Fair value is based on active market prices, adjusted, if necessary, for any difference in the nature, location or condition of the specific property. If this information is not available, the Group uses alternative valuation methods such as discounted cash flow projections or recent prices in less active markets.

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

December 31, 2010

A:    Background and accounting policies (Continued)

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

December 31, 2010

A:    Background and accounting policies (Continued)

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

        Deferred taxes are provided under the liability method for all relevant temporary differences, being the difference between the carrying amount of an asset or liability in the statement of financial position and its value for tax purposes. IAS 12, "Income Taxes" does not require all temporary differences to be provided for, in particular, the Group does not provide for deferred tax on undistributed earnings of subsidiaries where the Group is able to control the timing of the distribution and the temporary difference created is not expected to reverse in the foreseeable future. The tax effects of losses available for carry forward are recognized as an asset. Deferred tax assets are only recognized when it is more likely than not, that future taxable profits will be available against which these losses can be utilized. Deferred tax related to charges or credits taken to other comprehensive income is also credited or charged to other comprehensive income and is subsequently recognized in the income statement together with the deferred gain or loss.

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

        Under UK Listing Authority rules, profit before tax is required to be presented. This requirement, coupled with the fact that IFRS does not contemplate tax charges which are attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies, necessitates the reporting of total tax charges within the presented results. The result before all taxes (i.e. "profit before tax" as shown in

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

A:    Background and accounting policies (Continued)

the income statement) represents income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders. Separately within the income statement, "profit before tax attributable to shareholders" is shown after deduction of taxes attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies. Tax charges on this measure of profit reflect the tax charges attributable to shareholders. In determining the tax charges attributable to shareholders, the Group has applied a methodology consistent with that previously applied under UK GAAP reflecting the broad principles underlying the tax legislation of life assurance companies.

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

Business acquisitions and disposals

        Business acquisitions are accounted for by applying the purchase method of accounting, which adjusts the net assets of the acquired company to fair value at the date of purchase. The excess of the acquisition consideration over the fair value of the assets and liabilities of the acquired entity is recorded as goodwill. Expenses related to acquiring new subsidiaries are expensed in the period in which they are incurred. Should the fair value of the identifiable assets and liabilities of the entity exceed the acquisition consideration then this amount is recognized immediately in the income statement. Income and expenses of acquired entities are included in the income statement from the date of acquisition. Income and expenses of entities sold during the period are included in the income statement up to the date of disposal. The gain or loss on disposal is calculated as the difference between sale proceeds, net of selling costs, less the net assets of the entity at the date of disposal.

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

December 31, 2010

A:    Background and accounting policies (Continued)

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

Segments

        Under IFRS 8, the Group determines and presents operating segments based on the information that is internally provided to the Group Executive Committee ("GEC"), which is the Group's chief operating decision maker.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

A:    Background and accounting policies (Continued)

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

        The Group's operating segments as determined in accordance with IFRS 8, are as follows:

        Insurance operations

  •
  Asia

  •
  US (Jackson)

  •
  UK

        Asset management operations

  •
  M&G

  •
  Asian asset management

  •
  US broker dealer and asset management (including Curian)

        Prudential Capital has been incorporated into the M&G operating segment for the purposes of segment reporting. The Group's operating segments are also its reportable segments.

        The performance measure of operating segments utilized by the Company is IFRS operating profit attributable to shareholders based on longer-term investment returns. This measure excludes the recurrent items of short-term fluctuations in investment returns and the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes. In addition, for 2010 this measure excluded costs associated with the terminated AIA transaction and gain arising upon the dilution of the Group's holding in PruHealth. For 2009 it excluded the non-recurrent cost of hedging the Group IGD capital surplus included within short-term fluctuations in investment returns and the loss on sale and the results of the Taiwan agency business during the period of ownership. In 2010 the Company amended its presentation of operating profit for its US insurance operations to exclude the net equity hedge accounting effect previously included relating principally to its variable annuity business as explained below in note A4(d). These amounts are included in short-term fluctuations in investment returns. Prior year comparatives have been amended accordingly. There is no change to total profit for continuing operations before tax attributable to shareholders arising from this altered treatment. Operating earnings per share is based on operating profit based on longer-term investment returns, after tax and non-controlling interests. Further details on the determination of the performance measure of "operating profit based on longer-term investment returns" is provided below in note A4 (d).

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

A:    Background and accounting policies (Continued)

        Segment results that are reported to the GEC include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are mainly in relation to the Group Head Office and Asia Regional Head Office.

Shareholders' dividends

        Interim dividends are recorded in the period in which they are paid. Final dividends are recorded in the period in which they are approved by shareholders.

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

        The Group uses operating profit based on longer-term investment returns to measure the performance of its operational segments. For the purposes of measuring operating profit, investment returns on shareholder-financed business are based on the expected longer-term rates of return. This reflects the particular features of long-term insurance business where assets and liabilities are held for the long-term and for which the accounting basis for insurance liabilities under current IFRS is not

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

A:    Background and accounting policies (Continued)

generally conducive to demonstrating trends in underlying performance for life businesses exclusive of changes in market conditions. In determining profit on this basis the following key elements are applied to the results of the Group's shareholder-financed operations.

        The approach to determining profit on this basis was altered in 2010 from that previously applied in 2009 and 2008 in respect of the net equity hedge accounting effect for variable and fixed index annuity US life business. Comparative results have been adjusted accordingly. The approach to determining operating profit based on longer-term investment returns reflected in segment results shown in note B1 is as follows:

(i)    Debt and equity securities

        Longer-term investment returns comprise income and longer-term capital returns. For debt securities the longer-term capital returns comprise two elements. These are a risk margin reserve (RMR) based charge for expected defaults, which is determined by reference to the credit quality of the portfolio, and amortization of interest-related realized gains and losses to operating results based on longer-term investment returns to the date when sold bonds would have otherwise matured. The shareholder-backed operation for which the RMR charge is most significant is Jackson National Life.

        For 2010 and 2009 Jackson has used the ratings resulting from the regulatory ratings detail issued by the National Association of Insurance Commissioners (NAIC) for residential mortgage-backed securities (RMBS) to determine the average annual RMR. In addition, in 2010, NAIC extended the new ratings framework to commercial mortgage-backed securities (CMBS), which Jackson has used for 2010. These were developed by external third parties; PIMCO (for RMBS) and BlackRock Solutions (for CMBS), and are considered by management more relevant information for the MBS securities concerned than using ratings by Nationally Recognized Statistical Rating Organizations (NRSRO). For other securities Jackson uses ratings by NRSRO.

(ii)   US variable and fixed index annuity business

(i)    Current treatment

        The following value movements for Jackson's variable and fixed index annuity business are excluded from operating profit based on longer-term investment returns:

  •
  Fair value movements for equity-based derivatives;

  •
  Fair value movements for embedded derivatives for Guaranteed Minimum Withdrawal Benefit (GMWB) "not for life" and fixed index annuity business, and Guaranteed Minimum Income Benefit (GMIB) reinsurance;

  •
  Movements in accounts carrying value of GMDB and GMWB "for life" liabilities;

  •
  Fee assessment, and claim payments, in respect of guarantee liabilities; and

  •
  Related changes to amortization of deferred acquisition costs for each of the above items.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

A:    Background and accounting policies (Continued)

(ii)   Change of treatment in 2010

        For previous reporting of the 2009 and 2008 results, all of the above items were included in operating profit based on longer-term investment returns with the intention of broadly matching the impacts with two exceptions. The exceptions were for the effect of GMIB reinsurance and movements in carrying values of free standing derivatives and embedded derivatives arising from changes in the level of observed implied equity volatility and changes in the discount rate applied from year to year. Both of these items remain in short-term fluctuations in investment returns in 2010.

        Previously, for the purposes of determining operating profit based on longer-term investment returns, the charge for these features was determined using historical longer-term equity volatility levels and long-term average AA corporate bond rate curves with the movement relating to the change in difference in long-term and current rates being included in short-term fluctuations (as shown in note B1).

        However, despite this use of longer-term equity volatility assumption levels and AA corporate bond rate curves, accounting volatility arose within the operating profit based on longer-term investment returns that was not representative of the underlying economic result. This feature arose due to the movement in the change in the accounting values of the derivatives and Jackson's liabilities for variable and fixed indexed annuity guarantees included in the operating profit. Under IFRS, liabilities for GMDB and "for life" GMWB are not fair valued. Instead, they are accounted for under IFRS using "grandfathered" US GAAP in accordance with FASB ASC Subtopic 944-80, Financial Services—Insurance—Separate Accounts (formerly SOP 03-1). This accounting basis produces a distorting accounting effect on the operating profit that is not representative of the true economics of Jackson's hedging program. Over the long term the impact of this accounting distortion should cumulatively net out to a broadly neutral effect, but in the short term the operating profit can be highly volatile. The recent growth in Jackson's variable annuity business had resulted in this short-term effect having a greater impact on the Group operating profit than in prior years. Further, these accounting mismatches are magnified in periods of significant market movements. These factors have prompted a reassessment of the presentation of operating profit based on longer-term investment returns.

        The following items have been reclassified from operating profit to short-term fluctuations in investment returns:

  •
  The fair value movement in free standing hedging derivatives, excluding the impact of the difference between longer-term and current period implied equity volatility levels;

  •
  The movement in liabilities for those embedded derivative liabilities which are fair valued in accordance with IFRS, primarily GMWB "not for life" and fixed index annuity business, excluding the impacts of the differences between longer-term and current period equity volatility and incorporating 10-year average yield curves, in lieu of current period yield curves;

  •
  Movements in IFRS basis guarantee liabilities for GMWB "for life", being those policies where a minimum annual withdrawal is permitted for the duration of the policyholders' life subject to certain conditions, and GMDB business for which, under the US GAAP rules applied under IFRS, the reserving methodology under US GAAP principles generally gives rise to a muted impact of current period market movements;

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

A:    Background and accounting policies (Continued)

  •
  Fee assessment, and claims payments, in respect of guarantee liabilities; and

  •
  Related changes to the amortization of deferred acquisition costs for each of the above items.

        The change reflects management's IFRS 8 segment measure. Within the supplementary analysis of profit, the change is presentational only. It has no impact on profit before tax or shareholders' equity. The impact of this change is as follows:

	2010			2009			2008
	Previous basis	Change	Revised basis	Previous basis	Change	Revised basis	Previous basis	Change	Revised basis
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Operating profit based on longer-term investment returns
Jackson	466	367	833	459	159	618	406	(71)	335
Rest of Group	1,108	—	1,108	946	—	946	877	—	877

Total	1,574	367	1,941	1,405	159	1,564	1,283	(71)	1,212
Short-term fluctuations in investment returns on shareholder-backed business	244	(367)	(123)	36	(159)	(123)	(1,721)	71	(1,650)
Shareholders' share of actuarial and other gains and loss on defined benefit pension schemes	(10)	—	(10)	(74)	—	(74)	(13)	—	(13)
Costs of terminated AIA transaction	(377)	—	(377)	—	—	—	—	—	—
Gain on dilution of holding in PruHealth	30	—	30	—	—	—	—	—	—
Loss on sale and results of Taiwan agency business	—	—	—	(621)	—	(621)	1	—	1

Profit from continuing operations before tax attributable to shareholders	1,461	—	1,461	746	—	746	(450)	—	(450)

US operations—Embedded derivatives for variable annuity guarantee features

        The Guaranteed Minimum Income Benefit (GMIB) liability, which is fully reinsured, subject to a deductible and annual claim limits, is accounted for in accordance with FASB ASC Subtopic 944-80 Financial Services—Insurance—Separate Accounts (formerly SOP 03-1) under IFRS using "grandfathered" US GAAP. As the corresponding reinsurance asset is net settled, it is considered to be a derivative under IAS 39 and the asset is therefore recognized at fair value. As the GMIB benefit is economically reinsured the mark to market element of the reinsurance asset is included as a component of short-term fluctuations in investment returns.

(iii)   Derivative value movements

        Derivative value movements are excluded from operating results based on longer-term investment returns. Non-equity based derivatives are primarily held by Jackson as part of a broadly-based hedging program for features of Jackson's bond portfolio (for which value movements are booked in the statement of comprehensive income rather than the income statement) and product liabilities (for which

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

A:    Background and accounting policies (Continued)

US GAAP accounting as grandfathered under IFRS 4 does not reflect the economic features being hedged).

        Value movements for Jackson's equity-based derivatives and variable and fixed index annuity product embedded derivatives were in prior periods included in operating profits based on longer-term investment returns. In 2010 these value movements, which are variable in nature, have been included in short-term fluctuations and 2009 comparatives have been adjusted accordingly.

        There are two exceptions to the basis described above in sections (a) to (c) for determining operating results based on longer-term investment returns. These are for:

  •
  Unit-linked and US variable annuity business. For such business the policyholder unit liabilities are directly reflective of the asset value movements. Accordingly all asset value movements are recorded in the operating results based on longer-term investment returns.

  •
  Assets covering non-participating business liabilities that are interest rate sensitive. For UK annuity business policyholder liabilities are determined by reference to current interest rates. The value movements of the assets covering liabilities are closely correlated with the related change in liabilities. Accordingly asset value movements are recorded within the operating results based on longer-term investment returns. Policyholder liabilities include a margin for credit risk. Variations between actual and best estimate expected impairments are recorded as a component of short-term fluctuations in investment returns.

(iv)  Other liabilities to policyholders and embedded derivatives for product guarantees

        Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between territories depending upon the nature of the "grandfathered" measurement basis. In general, in those instances where the liabilities are particularly sensitive to routine changes in market conditions, the accounting basis is such that the impact of market movements on the assets and liabilities is broadly equivalent in the income statement, and operating profit based on longer-term investments returns is not distorted. In these circumstances, there is no need for the movement in the liability to be bifurcated between the elements that relate to longer-term market conditions and short-term effects.

        However, some types of business movements in liabilities do require bifurcation to ensure that at the net level (i.e. after allocated investment return and change for policyholder benefits) the operating result reflects longer-term market returns.

        Examples where such bifurcation is necessary are:

(a)   Asia

Vietnamese participating business

        For the participating business in Vietnam the liabilities include policyholders' interest in investment appreciation and other surplus. Bonuses paid in a reporting period and accrued policyholders' interest in investment appreciation and other surpluses primarily reflect the level of realized investment gains above contract specific hurdle levels. For this business, operating profit based on longer-term investment

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

A:    Background and accounting policies (Continued)

returns includes the aggregate of longer-term returns on the relevant investments, a credit or charge equal to movements on the liability for the policyholders' interest in realized investment gains (net of any recovery of prior deficits on the participating pool), less amortization over five years of current and prior movements on such credits or charges.

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

Guaranteed Minimum Death Benefit (GMDB) product features

        For unhedged GMDB liabilities accounted for under IFRS using "grandfathered" US GAAP, such as in the Japanese business, the change in carrying value is determined under FASB ASC Subtopic 944-80 Financial Services—Insurance—Separate Accounts (formerly SOP 03-1), which partially reflects changes in market conditions. Under the Company's segmental basis of reporting the operating profit reflects the change in liability based on longer-term market conditions with the difference between the charge to the operating result and the movement reflected in the total result included in short-term fluctuations in investment returns.

(b)   UK shareholder-backed annuity business

        With one exception, the operating result based on longer-term investment returns reflects the impact of all value movements on policyholder liabilities for annuity business in PRIL and the PAC non-profit sub-fund.

        The exception is for the impact on credit risk provisioning of actual downgrades during the period. As this feature arises due to short-term market conditions, the effect of downgrades, if any, in a particular period, on the overall provisions for credit risk is included in the category of short-term fluctuations in investment returns.

        The effects of other changes to credit risk provisioning are included in the operating result, as is the net effect of changes to the valuation rate of interest due to portfolio rebalancing to align more closely with management benchmark.

(e)   Fund management and other non-insurance businesses

        For these businesses, the particular features applicable for life assurance noted above do not apply. For these businesses it is inappropriate to include returns in the operating result on the basis described above. Instead, it is appropriate to generally include realized gains and losses (including impairments) in

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

A:    Background and accounting policies (Continued)

the operating result with unrealized gains and losses being included in short-term fluctuations. For this purpose impairments are calculated as the credit loss determined by comparing the projected cash flows discounted at the original effective interest rate to the carrying value. In some instances it may also be appropriate to amortize realized gains and losses on derivatives and other financial instruments to operating results over a time period that reflects the underlying economic substance of the arrangements.

A5:    New accounting pronouncements

        The following standards, interpretations and amendments have either been adopted for the first time in 2010 or have been issued but are not yet effective in 2010, including those which have not yet been adopted in the EU. This is not intended to be a complete list as only those standards, interpretations and amendments that are anticipated to have an impact upon the Group's financial statements have been discussed.

Accounting pronouncements adopted in 2010

Revised IFRS 3, "Business combinations" and Amendments to IAS 27, "Consolidated and separate financial statements" and IAS 31, "Interests in joint ventures"

        The Group has applied the revised IFRS 3 and amended IAS 27 and IAS 31 from January 1, 2010. The revised IFRS 3 and amended IAS 27 and IAS 31 are the outcomes of the second phase of the IASB's and the US Financial Accounting Standards Board's (FASB) joint business combination project. The change in accounting policy as a result of the adoption of these standards has been applied prospectively. No restatement to 2009 comparatives is required. The more significant changes from the revised IFRS 3 include:

  •
  The immediate expensing of acquisition-related costs rather than inclusion in goodwill;

  •
  recognition and measurement at fair value of contingent consideration classified as financial instruments at acquisition date with subsequent changes to income; and

  •
  additional items or adjustments to items recognized in the business combination are permitted to be applied retrospectively during the measurement period to reflect new information obtained about facts and circumstances that existed as of the acquisition date. The measurement period ends as soon as the acquirer receives the necessary information or learns that more information is not obtainable but is subject to an overall limit for one year.

        The amendments to IAS 27 reflect changes to the accounting for non-controlling interests (known as minority interests prior to the amendments). From January 1, 2010, transactions that increase or decrease non-controlling interests without a change of control are accounted as equity transactions and therefore no goodwill is recognized. As a consequence any gains or losses are reported directly in equity and not in the income statement.

        The amendments to IAS 31 reflect changes to the accounting for changes in joint control over an entity. From January 1, 2010, when a jointly controlled entity becomes an associate of an investor, the

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

A:    Background and accounting policies (Continued)

investor shall measure at fair value any investment the investor retains in the former jointly controlled entity. The investor shall recognize in profit or loss any difference between:

  (a)
  The fair value of any retained investment and any proceeds from disposing of the part interest in the jointly controlled entity; and

  (b)
  the carrying amount of an investment at the date when joint control is lost.

        Previously, no explicit guidance was provided.

        The adoption of revised IFRS 3 and amended IAS 27 and IAS 31 has resulted in presentational and disclosure changes in the Group's financial statements, and affected the accounting for the acquisition of United Overseas Bank (UOB) Life Assurance Limited in Singapore. The disclosure on this acquisition is provided in note I1. As a result of the adoption of the revised IFRS 3, the Group has expensed the UOB Life acquisition-related costs incurred of £2 million which would otherwise have been included within goodwill. The Group has also recognized a gain of £30 million related to the change of treatment of PruHealth from a joint venture to an associate, in line with the revisions to IAS 31 set out above as described in note I2(a).

Improvements to IFRSs (2009)

        The 2009 annual improvements include minor changes to 12 IFRSs. Amongst others, these include changes to IAS 17 "Leases" on the treatment of lease of land with an indefinite economic life and to IAS 36 "Impairment of assets" on the largest unit to which goodwill should be allocated being the operating segment level as defined by IFRS 8. The Group has reviewed and adopted these changes in 2010 with no significant impact on the Group's results and financial position.

Amendments to IFRS 2—Group cash-settled share-based payment transactions

        In June 2009, the IASB issued further amendments to IFRS 2 which sets out the accounting requirements for share-based payments. These amendments clarified existing guidance, in particular by specifying that an entity that receives goods or services in a share-based payment arrangement must account for those goods or services no matter which entity in the group settles the transaction and no matter whether the transaction is settled in shares or cash. There was no impact on the Group's financial statements upon adoption of this standard.

Amendment to IAS 39, "Financial instruments: Recognition and measurement"—Eligible Hedged Items

        This amendment to IAS 39 clarifies how the principles that determine whether a hedged risk or portion of cash flows is eligible for designation should be applied in particular situations. The adoption of this amendment had no impact on the Group's designated IAS 39 hedges.

Accounting pronouncements endorsed by the EU but not yet effective

        The following accounting pronouncements potentially relevant to the Group have been issued and endorsed for use in the EU but are not mandatory for adoption for the December 31, 2010 year end.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

A:    Background and accounting policies (Continued)

Amendments to IAS 24, "Related party disclosures"

        The main revisions which will apply from 2011 relate to exemption for government-related entities and are therefore not applicable to the Group. The amendment also clarifies and simplifies the definition of a related party albeit the nature of the change is minor. The adoption of these revisions is not expected to have any impact on the Group's related party disclosures.

Amendment to IFRIC, "14 Prepayment of a minimum funding requirement"

        This amendment will apply from 2011 and removes an unintended consequence of IFRIC 14 relating to voluntary pension pre-payments when there is a minimum funding requirement. IFRIC 14 was amended to require an asset to be recognized for any surplus arising from voluntary pre-payment of minimum funding contributions in respect of future service. The adoption of this amendment is not expected to have an impact on the Group's financial statements.

IFRIC 19, "Extinguishing financial liabilities with equity instruments"

        In November 2009, the IFRIC issued guidance on how to account for the extinguishment of a financial liability by the issue of equity instruments. This interpretation is effective for accounting periods beginning on or after 1 July 2010. This interpretation is not expected to have a material effect on the Group's financial statements.

Improvements to IFRSs (2010)

        The changes from this annual improvement which were issued in May 2010 and mostly effective from 2011 include clarification of financial instruments disclosures and of the statement of changes in equity. The Group is in the process of evaluating the implications of these changes.

Accounting pronouncements not yet endorsed by the EU

        The following accounting pronouncements potentially relevant to the Group have been issued but not yet endorsed for use in the EU.

IFRS 9, "Financial Instruments: Classification and measurement"

        In November 2009, the IASB issued a new standard which altered the classification and measurement of financial instruments. Under the new standard only two possible classifications arise, rather than the four existing classifications currently available under IAS 39, and will result in all financial assets being valued at amortized cost or fair value through profit and loss.

        In October 2010, the IASB issued requirements on the accounting for financial liabilities. These requirements will be added to IFRS 9 and maintain the existing amortized cost measurement for most liabilities and will require changes in fair value due to changes in the entity's own credit risk to be recognized in the other comprehensive income (OCI) section of the comprehensive income statement, rather than within profit or loss for liabilities measured at fair value.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

A:    Background and accounting policies (Continued)

        IFRS 9 applies to financial statements for annual periods beginning on or after January 1, 2013. Entities are permitted to apply the new requirements in earlier periods, however, if they do, they must also apply the requirements in IFRS 9 that relate to financial assets.

        The standard is not mandatory until January 1, 2013 and is yet to be endorsed by the European Union. The Group is still assessing the full impact of this standard.

Amendments to IFRS 7, "Financial instruments: Disclosures—Transfers of financial assets"

        The amendments, which were issued in October 2010 and effective for annual periods beginning on or after January 1, 2012, introduce new disclosure requirements about transfers of financial assets. These include disclosures for financial assets that are not derecognized in their entirety and financial assets that are derecognized in their entity but for which the entity retains continuing involvement. The Group is evaluating the implications of the amendments but they are not expected to have a significant impact on the Group's disclosures.

Amendments to IAS 12, "Income taxes"

        On 20 December 2010, the IASB published amendments to IAS 12 Deferred Tax: Recovery of Underlying Assets following the exposure draft issued on 10 September 2010. The amendments are effective for annual periods beginning on or after January 1, 2012. The amendments require the measurement of deferred tax assets and liabilities arising from investment properties and plant, property and equipment valued at fair value on the presumption that the carrying amount of the asset will be, normally, recovered through sale. These amendments are not expected to have a material effect on the Group's financial statements.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

B:    Summary of results

B1:    Segment disclosure—income statement

        The determination of the operating segments and performance measure of the operating segments of the Group are as detailed in note A4. Further segmentation of the income statement is provided in note F1 of these financial statements.

	2010	2009	2008
	£ million	£ million	£ million
Asian operations
Insurance operations:note (ii)
Underlying results before exceptional credit	536	353	257
Exceptional credit for Malaysia operations D4(i)	—	63	—

Total Asian insurance operations	536	416	257
Development expenses	(4)	(6)	(26)

Total Asian insurance operations after development expenses	532	410	231
Asian asset management	72	55	52

Total Asian operations	604	465	283

US operations
Jackson (US insurance operations)notes (ii),(iv)	833	618	335
Broker-dealer and asset managementnote (iv)	22	4	7

Total US operations	855	622	342

UK operations
UK insurance operations:note (ii)
Long-term business	673	606	545
General insurance commissionnote (v)	46	51	44

Total UK insurance operations	719	657	589
M&G	284	238	286

Total UK operations	1,003	895	875

Total segment profit	2,462	1,982	1,500

Other income and expenditure
Investment return and other income	30	22	89
Interest payable on core structural borrowings	(257)	(209)	(172)
Corporate expenditure	(220)	(203)	(171)
Charge for share-based payments for Prudential schemesnote (viii)	(3)	(5)	(6)

Total	(450)	(395)	(260)

Solvency II implementation costs	(45)	—	—
Restructuring costsnote (ix)	(26)	(23)	(28)

Operating profit based on longer-term investment returnsnote (i)	1,941	1,564	1,212
Short-term fluctuations in investment returns on shareholder-backed businessnote (vi)	(123)	(123)	(1,650)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemesnote (vii)	(10)	(74)	(13)
Costs of terminated AIA transactionnote (x)	(377)	—	—
Gain on dilution of holding in PruHealthnote I2(a)	30	—	—
Loss on sale and results for Taiwan agency businessnote (iii)	—	(621)	1

Profit (loss) from continuing operations before tax attributable to shareholders	1,461	746	(450)

Notes

(i)
Operating profit based on longer-term investment returns.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

B:    Summary of results (Continued)

  Operating profit based on longer-term investment returns is a supplemental measure of results and is the basis on which management regularly review the performance of the Group's segments as defined by IFRS 8. For the purposes of measuring operating profit, investment returns on shareholder-financed business are based on expected long-term rates of return as discussed in note A4. The expected long-term rates of return are intended to reflect historical real rates of return and, where appropriate, current inflation expectations adjusted for consensus economic and investment forecasts. The most significant operation that requires adjustment for the difference between actual and long-term investment returns is Jackson. The amounts included in operating results for long-term capital returns for Jackson's debt securities comprise two components. These are a risk margin reserve based charge for long-term expected defaults, which is determined by reference to the credit quality of the portfolio, and amortization of interest-related realized gains and losses to operating results based on longer-term results to the date when sold bonds would otherwise have matured. Consistent with the policy of including longer-term investment returns in the measure of operating profit, movements in policyholder liabilities are also, where appropriate, delineated between amounts included in operating profits and movements arising from short-term market conditions, which are recorded in short-term fluctuations in investment returns. The presentation of operating profit based on longer-term investment returns has been revised in 2010 and the 2009 and 2008 comparatives have been amended accordingly (see note (iv)).

(ii)
Effect of changes to assumptions, estimates and bases of determining life assurance liabilities.

  The results of the Group's long-term business operations are affected by changes to assumptions, estimates and bases of preparation. These are described in notes D2(i), D3(i) and D4(i).

(iii)
Sale of Taiwan agency business.

  In order to facilitate comparisons of operating profit based on longer-term investment returns that reflect the Group's retained operations, the results attributable to the Taiwan business for which the sale process was completed in June 2009 are included separately within the segmental analysis of profit for 2009 and 2008.

(iv)
Jackson operating results based on longer-term investment returns.

  The Group has amended the presentation of operating profit for its US insurance operations to remove net equity hedge accounting effect (incorporating related amortization of deferred acquisition costs) and include it in short-term fluctuations. The 2009 and 2008 comparatives have been amended accordingly. The effect of this change is explained note A4(d)(ii).

  IFRS basis operating profits for US operations include the following amounts (net of related change in amortization of deferred acquisition costs, where applicable) so as to derive longer-term investment returns.

	2010	2009	2008
	£ million	£ million	£ million
Debt securities:
Amortization of interest related realized gains and losses	63	47	24
Risk margin reserve charge for longer-term credit related losses (see below)	(55)	(60)	(41)
Equity type investments:
Longer-term returns	(8)	69	62

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

B:    Summary of results (Continued)

  The risk margin reserve (RMR) charge for longer-term credit related losses included in operating profit based on longer-term investment returns for 2010 is based on an average annual RMR of 26 basis points (2009: 27 basis points; 2008: 23 basis points) on average book values for the year as shown below.

	2010				2009				2008
Moody's rating category (or equivalent under NAIC ratings of MBS)	Average book value	RMR	Annual expected losses		Average book value	RMR	Annual expected losses		Average book value	RMR	Annual expected losses
	(US $m)%		US $m	£m	(US $m)%		US $m	£m	(US $m)%		US $m	£m
A3 or higher	20,622	0.06	(12)	(8)	19,509	0.03	(5)	(3)	21,098	0.03	(6)	(3)
Baa1, 2, 3	20,785	0.26	(53)	(34)	21,072	0.23	(47)	(30)	20,145	0.23	(46)	(25)
Ba1, 2, 3	1,935	1.04	(20)	(13)	2,035	1.13	(23)	(15)	1,635	1.11	(18)	(10)
B1, 2, 3	500	2.99	(15)	(10)	594	2.86	(17)	(11)	514	2.80	(14)	(8)
Below B3	321	3.88	(13)	(8)	691	3.91	(27)	(17)	373	3.98	(15)	(8)

Total	44,163	0.26	(113)	(73)	43,901	0.27	(119)	(76)	43,765	0.23	(99)	(54)

Related change to amortization of deferred acquisition costs (see below)			28	18			25	16			23	13

Risk margin reserve charge to operating profit for longer-term credit related losses			(85)	(55)			(94)	(60)			(76)	(41)

  For the period ended December 31, 2010, Jackson has continued the practice commenced in the second half of 2009 in relation to RMBS and for 2010 for CMBS to determine the risk margin charge included in operating profit based on longer-term investment returns using the regulatory rating as determined by third parties; PIMCO (for RMBS) and BlackRock Solutions (for CMBS) on behalf of the National Association of Insurance Commissioners (NAIC). See note A4(d) for further information. For 2008, the previous approach of using ratings by Nationally Recognized Statistical Ratings Organization (NRSROs) such as Moody's, Standard and Poor's or Fitch was applied.

  The longer-term rates of return for equity-type investments are currently based on spreads over 10 year US treasury rates of 400 to 600 basis points. The longer-term rates of return for equity-type investments ranged from 6.5 per cent to 7.9 per cent at December 31, 2010 and 6.7 per cent to 7.4 per cent at December 31, 2009 and 6.3 per cent to 8.4 per cent at December 31, 2008 depending on the type of investments.

  Consistent with the basis of measurement of insurance assets and liabilities for Jackson's IFRS results, the charges and credits to operating profits based on longer-term investment returns are partially offset by related changes to amortization of deferred acquisition costs.

(v)
UK operations transferred its general insurance business to Churchill in 2002, with general insurance commission representing the commission receivable net of expenses for Prudential-branded general insurance products as part of this arrangement.

(vi)
Short-term fluctuations in investment returns on shareholder-backed business.

	2010	2009	2008
	£ million	£ million	£ million
Insurance operations:
Asia	114	31	(138)
US	(378)	(132)	(987)
UK	116	108	(212)
Other operations:

IGD hedge costs	—	(235)	—
Other	25	105	(313)

	25	(130)	(313)

Total	(123)	(123)	(1,650)

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

B:    Summary of results (Continued)

  General overview of defaults

  The Group incurred defaults of £nil in 2010 (2009: £11 million; 2008: £206 million) on its debt securities portfolio. The defaults of £11 million in 2009 were experienced by the UK Shareholder-backed annuity business. Jackson experienced less than £1 million of default losses during 2009. Defaults in 2008 of £206 million (including losses on sale) arose primarily in respect of Lehman Brothers (£110 million) and Washington Mutual (£91 million), the majority of which arose in Jackson.

  Asian insurance operations

  The fluctuations for Asian insurance operations in 2010 of £114 million primarily reflect unrealized gains on the debt securities held by shareholders' funds, as well as a £30 million unrealized gain on the Group's 8.66 per cent stake in China Life Insurance Company of Taiwan.

  For 2009, the gain of £31 million primarily relate to strong market performance in Taiwan and Japan partially offset by the fall in the Vietnamese bond markets.

  For 2008, the fluctuations of a charge of £138 million relate mainly to £81 million for Vietnam, reflecting a significant fall in the Vietnamese bond and equity markets.

  US insurance operations

  The short-term fluctuations in investment returns for US insurance operations for the year comprise the following items:

	2010	2009	2008
	£ million	£ million	£ million
Short-term fluctuations related to debt securities:
Charges in the year
Defaults	—	—	(78)
Losses on sales of impaired and deteriorating bonds	(99)	(6)	(130)
Bond write downs	(124)	(630)	(419)
Recoveries/reversals	10	5	3

Total charges in the year*	(213)	(631)	(624)
Less: risk margin charge included in operating profit based on longer-term investment returns B1(iv)	73	76	54

	(140)	(555)	(570)

Interest related realized gains (losses):
Arising in the year	224	125	(25)
Less: amortization gains and losses arising in current and prior years to operating profit based on longer-term investment returns	(82)	(59)	(28)

	142	66	(53)

Related change to amortization of deferred acquisition costs	(3)	75	88

Total short-term fluctuations related to debt securities	(1)	(414)	(535)
Derivatives (other than equity related): market value movements (net of related change to amortization of deferred acquisition costs)†	(15)	385	(369)
Net equity hedge results based on longer-term equity volatility and interest rates (net of related change to amortization of deferred acquisition costs)‡	(367)	(159)	71
Equity related derivatives: volatility and interest rate normalization (net of related change to amortization of deferred acquisition costs)#	2	85	(70)
Equity type investments: actual less longer-term return (net of related change to amortization of deferred acquisition costs)note B1(iv)	3	(59)	(69)
Other items (net of related change to amortization of deferred acquisition costs)	—	30	(15)

Total	(378)	(132)	(987)

  *
  The charges on debt securities of Jackson incurred in 2010 and 2009 and 2008 of £213 million, £631 million and £624 million, respectively comprise the following:

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

B:    Summary of results (Continued)

	Defaults	Bond write downs	Losses on sale of impaired and deteriorating bonds	Recoveries/ reversals	2010 Total	2009 Total	2008 Total
	£ million	£ million	£ million	£ million		£ million	£ million
Residential mortgage-backed securities
Prime(including agency)	—	21	35	—	56	268	25
Alt-A	—	35	20	(1)	54	182	138
Sub-prime	—	15	(2)	—	13	49	4

Total residential mortgage-backed securities	—	71	53	(1)	123	499	167
Corporate debt securities	—	1	40	(4)	37	107	441
Other	—	52	6	(5)	53	25	16

Total	—	124	99	(10)	213	631	624

  Within other bond write downs of £52 million (2009: £30 million), £40 million (2009: £30 million) relate to Piedmont securities. Piedmont is an investment vehicle investing in certain asset-backed and mortgage-backed securities in the US.

†
The loss of £15 million (2009: gain of £385 million; 2008: loss of £369 million) is for the value movement for non-equity freestanding derivatives held to manage the fixed annuity and other general account business. Under IAS 39, unless hedge accounting is applied, value movements on derivatives are recognized in the income statement.

  For the derivatives program attaching to the fixed annuity and other general account business the Group has continued its approach of not seeking to apply hedge accounting under IAS 39. This decision reflects the inherent constraints of IAS 39 for hedge accounting investments and life assurance assets and liabilities under "grandfathered" US GAAP under IFRS 4.

‡
The Group has amended its presentation of equity-based derivatives and associated guarantee liabilities to remove the net equity hedge accounting effect (incorporating related amortization of deferred acquisition costs) from operating profit based on longer-term investment returns and include it in short-term fluctuations. The 2009 and 2008 comparatives have been amended accordingly. The effect of this change is explained in note A4(d)(ii).

#
Prior to the change in the presentation of operating profit of the US insurance operations as explained in note A4(d)(ii), the effect of the difference in the value movements for freestanding derivatives and embedded derivatives arising from changes between longer-term and actual levels of implied equity volatility and end of period AA corporate bond yield curves was reflected in short-term fluctuations in investment return. This normalization reflects the use of longer-term implied equity volatility levels, and also, for embedded derivatives 10 year average AA corporate bond yield curves, in the value movement included in net equity hedge accounting effect and is unaffected by the change in the presentation of the net equity hedge accounting effect.

  This volatility and interest rate normalization of value movements for freestanding and embedded derivatives gave rise to a £2 million gain (2009: £85 million; 2008: loss of £70 million). The net equity hedge accounting effect based on longer-term equity volatility and interest rate is as described above in note‡.

  In addition to the items discussed above, for US insurance operations, included within the statement of comprehensive income, is an increase in net unrealized gains on debt securities classified as available-for-sale of £1,221 million (2009: reduction in net unrealized losses of £2,669 million; 2008: increase in net unrealized losses of £2,104 million). Temporary market value movements do not reflect defaults or impairments. Additional details on the movement in the value of the Jackson portfolio are included in note D3.

  UK insurance operations

  The short-term fluctuations gain for UK insurance operations of £116 million (2009: £108 million, 2008: charge £212 million) reflected principally asset value movements, principally for shareholder-backed annuity business.

  The 2008 charge of £212 million also included £42 million for the effect of credit downgrades on the calculation of liabilities for shareholder-backed annuity business in PRIL and PAC non-profit sub-fund.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

B:    Summary of results (Continued)

  IGD hedge costs

  During the severe equity market conditions experienced in the first quarter of 2009 coupled with historically high equity volatility the Group entered into exceptional short-dated hedging contracts to protect against potential tail-events on the IGD capital position, in addition to the regular operational hedging program. The hedge contracts expired in 2009 and have not been renewed.

  Other operations

  Short-term fluctuations of other operations, in addition to the previously discussed IGD hedge costs, arise from:

	2010	2009	2008
	£ million	£ million	£ million
Unrealized value movements on swaps held centrally to manage Group assets and liabilities	(25)	28	(38)
Unrealized value movements on Prudential Capital's bond portfolio	48	66	(190)
Unrealized value movements on investments held by other operations	2	11	(14)
Sale of investment in India mutual fund	—	—	(71)

	25	105	(313)

(vii)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes

	2010	2009	2008
	£ million	£ million	£ million
Actuarial gains and losses
Actual less expected return on scheme assets	31	23	(97)
Experience (losses) gains on scheme liabilities	(5)	17	19
(Losses) gains on changes of assumptions for scheme liabilities	(41)	(147)	71

	(15)	(107)	(7)
Less: amount attributable to the PAC with-profits sub-fund	5	47	(2)

	(10)	(60)	(9)

Other gains and losses
Movement in the provision for deficit funding of PSPS	—	(48)	(13)
Less: amount attributable to the PAC with-profits sub-fund	—	34	9

	—	(14)	(4)

Total	10	(74)	(13)

  The actuarial gains and losses shown in the table above relate to the Scottish Amicable and M&G. The amounts did not include actuarial gains and losses for the Prudential Staff Pension Scheme (PSPS) for which the Group has not recognized its interest in the scheme's underlying surplus.

  The losses of £41 million on change of assumptions comprise mainly the effect of a decrease in the risk discount rate partially offset by the effect of decrease in inflation rates.

  Other gains and losses in 2009 and 2008 related to the change in the provision for deficit funding obligation for PSPS. There was no change in 2010.

  Further details on the Group's defined benefit pension schemes are shown in note I3.

(viii)
Share-based payments

  The charge for share-based payments for Prudential schemes is for the SAYE and Group performance-related schemes.

(ix)
Restructuring costs are incurred in the UK as part of EEV covered business (£26 million) and as part of central operations of £nil (EEV non-covered business) (2009: £16 million and £7 million respectively; 2008: £10 million and £18 million respectively).

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

B:    Summary of results (Continued)

(x)
The following costs were incurred in relation to the proposed, and subsequently terminated transaction, to purchase AIA Group Limited and related rights issue.

2010
£ million
AIG termination break fee	153
Underwriting fees	58
Costs associated with foreign exchange hedging	100
Adviser fees and other	66

Total costs before tax	377
Associated tax relief	(93)

Total costs after tax	284

  Of the £377 million total costs before tax, the £100 million associated with foreign exchange hedging has been recorded within "Investment return" and the other £277 million has been recorded as "Other expenditure" within "Acquisition costs and other expenditure" in the consolidated income statement.

B2:    Earnings per share

        Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year, excluding those held in employee share trusts and consolidated unit-trusts and OEICs, which are treated as cancelled.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

B:    Summary of results (Continued)

        Earnings per share are calculated based on earnings attributable to ordinary shareholders, after related tax and non-controlling interests.

2010	Before tax note B1	Tax note F5	Non- controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share
	£ million	£ million	£ million	£ million	Pence	Pence
Based on operating profit based on longer-term investment returns, excluding exceptional tax credit	1,941	(371)	(5)	1,565	62.0p	61.9p
Exceptional tax credit*	—	158	—	158	6.3p	6.3p

Based on operating profit based on longer-term investment returns	1,941	(213)	(5)	1,723	68.3p	68.2p
Short-term fluctuations in investment returns on shareholder-backed business	(123)	92	—	(31)	(1.2)p	(1.2)p
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(10)	3	—	(7)	(0.3)p	(0.3)p
Costs of terminated AIA transaction	(377)	93	—	(284)	(11.3)p	(11.3)p
Gain on dilution of holding in PruHealth	30	—	—	30	1.2p	1.2p

Based on profit for the year from continuing operations including exceptional tax credit	1,461	(25)	(5)	(1,431)	56.7p	56.6p

*
The tax charge attributable to shareholders' return includes an exceptional tax credit of £158 million which primarily relates to the impact of settlement agreed with the UK tax authorities.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

B:    Summary of results (Continued)

2009(1)	Before tax note B1	Tax note F5	Non- controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share
	£ million	£ million	£ million	£ million	Pence	Pence
Based on operating profit based on longer-term investment returns	1,564	(374)	(2)	1,188	47.5p	47.4p
Short-term fluctuations in investment returns on shareholder-backed business	(123)	280	1	158	6.3p	6.3p
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(74)	21	—	(53)	(2.1)p	(2.1)p
Adjustment from loss on sale and result of Taiwan agency business	(621)	18	—	(603)	(24.1)p	(24.0)p

Based on profit for the year from continuing operations	746	(55)	(1)	690	27.6p	27.6p
Adjustments for post-tax results of discontinued operations (note I10)	(14)	—	—	(14)	(0.6)p	(0.6)p

Based on profit for the year	732	(55)	(1)	676	27.0p	27.0p

2008(1)	Before tax note B1	Tax note F5	Non- controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share
	£ million	£ million	£ million	£ million	Pence	Pence
Based on operating profit based on longer-term investment returns	1,212	(267)	(4)	941	38.1p	38.1p
Short-term fluctuations in investment returns on shareholder-backed business	(1,650)	327	(1)	(1,324)	(53.6)p	(53.6)p
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(13)	3	—	(10)	(0.4)p	(0.4)p
Adjustment for result of sold Taiwan agency business	1	(4)	—	(3)	(0.1)p	(0.1)p

Based on loss for the year from continuing operations	(450)	59	(5)	(396)	(16.0)p	(16.0)p

(1)
The Group has amended the presentation of operating profit for its US insurance operations to remove net equity hedge accounting effect (incorporating related amortization of deferred acquisition costs) and include it in short-term fluctuations. The 2009 and 2008 comparatives have been amended accordingly.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

B:    Summary of results (Continued)

Number of shares

        A reconciliation of the weighted average number of ordinary shares used for calculating basic and diluted earnings per share is set out as below:

	2010	2009	2008*
	millions	millions	millions
Weighted average shares for calculation of basic earnings per share	2,524	2,501	2,472
Shares under option at end of year	13	12	—
Number of shares that would have been issued at fair value on assumed option exercise	(8)	(7)	—

Weighted average shares for calculation of diluted earnings per share	2,529	2,506	2,472

*
At December 31, 2008 there were seven million shares under option offset by six million shares that would have been issued at fair value on assumed option exercise. The net one million potentially dilutive ordinary shares have been excluded from the 2008 diluted earnings per share calculation as their inclusion would have decreased the loss per share.

B3:    Dividends

	2010	2009	2008
	£ million	£ million	£ million
Dividends declared and paid in reporting period
Parent company:
Interim dividend (2010: 6.61p, 2009: 6.29p; 2008: 5.99p per share)	168	159	149
Second interim/Final dividend for prior period (2010: 13.56p, 2009: 12.91p; 2008: 12.30p per share)	343	322	304
Subsidiary company payments to non-controlling interests	—	—	2

Total	511	481	455

        As a result of shares issued in lieu of dividends of £62 million (2009: £137 million; 2008: £157 million), dividends paid in cash, as set out in the consolidated statement of cash flows, were £449 million (2009: £344 million; 2008: £297 million).

	2010	2009	2008
	£ million	£ million	£ million
Parent company dividends relating to reporting period:
Interim dividend (2010: 6.61p, 2009: 6.29p; 2008 5.99p per share)	168	159	149
Final/second interim dividend (2010: 17.24p, 2009: 13.56p; 2008: 12.91p per share)	439	343	322

Total	607	502	471

        Interim dividends are recorded in the period in which they are paid. Final dividends are recorded in the period in which they are approved by shareholders. The second interim dividend of 13.56 pence per ordinary share for the year ended December 31, 2009 was paid to eligible shareholders on May 27,

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

B:    Summary of results (Continued)

2010 and the 2010 interim dividend of 6.61 pence per ordinary share was paid to eligible shareholders on 23 September 2010.

        Following the Board's decision to rebase the dividend upwards and subject to shareholders' approval, the 2010 final dividend of 17.24 pence per ordinary share will be paid on May 26, 2011 in sterling to shareholders on the principal and Irish branch registers at 6.00 p.m. BST on Friday, April 1, 2011 (the "Record Date"), and in Hong Kong dollars to shareholders on the Hong Kong branch register at 4.30 p.m. Hong Kong time on the Record Date ("HK Shareholders"). Holders of US American Depositary Receipts ("US Shareholders") will be paid their dividend in US dollars on or about five days after the payment date of the dividend to shareholders on the principal register. The dividend will be paid on or about June 2, 2011 in Singapore dollars to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte.) Limited ("CDP") at 5.00 p.m. Singapore time on the Record Date ("SG Shareholders"). The dividend payable to the HK Shareholders was translated at the exchange rate ruling at the close of business on March 8, 2011. The exchange rate at which the dividend payable to the SG Shareholders will be translated will be determined by CDP. The dividend will distribute an estimated £439 million of shareholders' funds.

        The scrip dividend alternative is not being offered in respect of this dividend. In its place shareholders will be offered a Dividend Reinvestment Plan (DRIP).

B4:    Exchange translation

Exchange movement recognized in other comprehensive income

	2010	2009	2008
	£ million	£ million	£ million
Asian operations	164	(189)	456
US operations	88	(244)	581
Unallocated to a segment (central funds)	(35)	227	(646)

	217	(206)	391

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

B:    Summary of results (Continued)

        The exchange rates applied were:

Local currency: £	Closing rate at Dec 31 2010	Average for 2010	Closing rate at Dec 31 2009	Average for 2009	Closing rate at Dec 31 2008	Average for 2008	Opening rate at Jan 1 2008
Hong Kong	12.17	12.01	12.52	12.14	11.14	14.42	15.52
Indonesia	14,106.51	14,033.41	15,171.52	16,173.28	15,799.22	17,749.22	18,696.71
Malaysia	4.83	4.97	5.53	5.51	5.02	6.15	6.58
Singapore	2.01	2.11	2.27	2.27	2.07	2.61	2.87
India	70.01	70.66	75.15	75.70	70.05	80.07	78.46
Vietnam	30,526.26	29,587.63	29,832.74	27,892.39	25,205.87	30,411.49	31,882.45
US	1.57	1.55	1.61	1.57	1.44	1.85	1.99

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

B:    Summary of results (Continued)

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

(a)
Group statement of financial position by operating segment

(i)
Position at December 31, 2010

	2010
	Insurance operations
					Asset management operations E2	Unallocated to a segment (central operations)
By operating segment	UK D2	US D3	Asia D4	Total insurance operations			Intra-group eliminations	December 31, 2010 Group total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Assets
Intangible assets attributable to shareholders:
Goodwill	—	—	236	236	1,230	—	—	1,466
Deferred acquisition costs and other intangible assets	118	3,543	939	4,600	9	—	—	4,609

TotalH1	118	3,543	1,175	4,836	1,239	—	—	6,075

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	166	—	—	166	—	—	—	166
Deferred acquisition costs and other intangible assets	13	—	97	110	—	—	—	110

TotalH2	179	—	97	276	—	—	—	276

Total	297	3,543	1,272	5,112	1,239	—	—	6,351

Deferred tax assetsH4	214	1,391	98	1,703	123	362	—	2,188
Other non-investment and non-cash assetsH3-H6	4,633	1,241	811	6,685	999	4,159	(5,761)	6,082
Investment of long-term business and other operations:
Investment properties	11,212	26	9	11,247	—	—	—	11,247
Investments accounted for using the equity method	69	—	2	71	—	—	—	71
Financial investments:
Loansnote (d)	2,302	4,201	1,340	7,843	1,418	—	—	9,261
Equity securities and portfolio holdings in unit trusts	40,519	31,501	14,464	86,484	151	—	—	86,635
Debt securitiesnote (d)	74,304	26,366	14,108	114,778	1,574	—	—	116,352
Other investments	3,998	1,199	382	5,579	59	141	—	5,779
Deposits	9,022	212	638	9,872	80	—	—	9,952

Total investmentsnote (c)	141,426	63,505	30,943	235,874	3,282	141	—	239,297

Properties held for saleH9	254	3	—	257	—	—	—	257
Cash and cash equivalentsH10	2,839	232	1,601	4,672	1,436	523	—	6,631

Total assets	149,663	69,915	34,725	254,303	7,079	5,185	(5,761)	260,806

Note

(i)
Further segmental analysis:

  The non-current assets of the Group comprise goodwill, intangible assets other than DAC and present value of acquired in-force business and property, plant and equipment included within "other non-investment and non-cash assets". Items defined as financial instruments or related to insurance contracts are excluded. Of the Group's total non-current assets at December 31, 2010 of £2,454 million (2009: £1,965 million), £1,708 million (2009: £1,444 million) was held in the UK by the UK insurance operations, M&G and central operations, £131 million (2009: £112 million) was held in the US and £615 million (2009: £409 million) was held in Asia.

  No individual country in Asia held non-current assets at the end of the year which exceeded 10 per cent of the Group total.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

B:    Summary of results (Continued)

	2010
	Insurance operations
					Asset management operations E2	Unallocated to a segment (central operations)
By operating segment	UK D2	US D3	Asia D4	Total insurance operations			Intra-group eliminations	December 31, 2010 Group total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Equity and liabilities
Equity
Shareholders' equityH11	2,148	3,815	2,149	8,112	1,787	(1,868)	—	8,031
Non-controlling interests	35	—	5	40	4	—	—	44

Total equity	2,183	3,815	2,154	8,152	1,791	(1,868)	—	8,075

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilitiesH12	84,152	58,641	28,498	171,291	—	—	—	171,291
Investment contract liabilities with discretionary participation featuresG1	25,613	—	119	25,732	—	—	—	25,732
Investment contract liabilities without discretionary participation featuresG1	15,765	1,882	57	17,704	—	—	—	17,704
Unallocated surplus of with-profits funds (reflecting application of "realistic" basis provisions for UK regulated with-profits funds)D2(g)ii, H12	10,187	—	66	10,253	—	—	—	10,253

Total policyholder liabilities and unallocated surplus of with-profits fundsnote (e)	135,717	60,523	28,740	224,980	—	—	—	224,980

Core structural borrowings of shareholder-financed operations:H13
Subordinated debt	—	—	—	—	—	2,718	—	2,718
Other	—	159	—	159	250	549	—	958

Total	—	159	—	159	250	3,267	—	3,676

Operational borrowings attributable to shareholder financed operationsG1,H13	162	90	189	441	3	2,560	—	3,004
Borrowings attributable to with-profits operationsH13	1,522	—	—	1,522	—	—	—	1,522
Other non-insurance liabilities:G1,H4,H14,H15
Obligations under funding, securities lending and sale and repurchase agreements	2,398	1,801	—	4,199	—	—	—	4,199
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	1,755	33	1,126	2,914	458	—	—	3,372
Deferred tax liabilities	1,738	1,776	495	4,009	5	210	—	4,224
Current tax liabilities	399	34	70	503	33	295	—	831
Accruals and deferred income	340	—	109	449	244	14	—	707
Other creditors	1,939	511	1,122	3,572	4,039	471	(5,761)	2,321
Provisions	442	19	61	522	157	50	—	729
Derivative liabilities	792	799	222	1,813	78	146	—	2,037
Other liabilities	276	355	437	1,068	21	40	—	1,129

Total	10,079	5,328	3,642	19,049	5,035	1,226	(5,761)	19,549

Total liabilities	147,480	66,100	32,571	246,151	5,288	7,053	(5,761)	252,731

Total equity and liabilities	149,663	69,915	34,725	254,303	7,079	5,185	(5,761)	260,806

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

B:    Summary of results (Continued)

(ii)
Position at December 31, 2009

	2009
	Insurance operations
					Asset management operations E2	Unallocated to a segment (central operations)
By operating segment	UK D2	US D3	Asia D4	Total insurance operations			Intra-group eliminations	December 31, 2009 Group total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Assets
Intangible assets attributable to shareholders:
Goodwill	—	—	80	80	1,230	—	—	1,310
Deferred acquisition costs and other intangible assets	127	3,092	822	4,041	8	—	—	4,049

TotalH1	127	3,092	902	4,121	1,238	—	—	5,359

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	124	—	—	124	—	—	—	124
Deferred acquisition costs and other intangible assets	9	—	97	106	—	—	—	106

TotalH2	133	—	97	230	—	—	—	230

Total	260	3,092	999	4,351	1,238	—	—	5,589

Deferred tax assetsH4	292	1,944	132	2,368	132	208	—	2,708
Other non-investment and non-cash assetsH3-H6	3,074	1,404	880	5,358	718	4,393	(5,044)	5,425
Investment of long-term business and other operations:
Investment properties	10,861	33	11	10,905	—	—	—	10,905
Investments accounted for using the equity method	4	—	2	6	—	—	—	6
Financial investments:
Loansnote (d)	1,815	4,319	1,207	7,341	1,413	—	—	8,754
Equity securities and portfolio holdings in unit trusts	37,051	20,984	11,182	69,217	137	—	—	69,354
Debt securitiesnote (d)	67,772	22,831	9,984	100,587	1,164	—	—	101,751
Other investments	3,630	955	258	4,843	113	176	—	5,132
Deposits	11,557	454	746	12,757	63	—	—	12,820

Total investmentsG1,H7,H8,note (c)	132,690	49,576	23,390	205,656	2,890	176	—	208,722

Held for sale assetsH9	—	3	—	3	—	—	—	3
Cash and cash equivalentsH10	2,265	340	837	3,442	970	895	—	5,307

Total assets	138,581	56,359	26,238	221,178	5,948	5,672	(5,044)	227,754

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

B:    Summary of results (Continued)

	2009
	Insurance operations
					Asset management operations E2	Unallocated to a segment (central operations)
By operating segment	UK D2	US D3	Asia D4	Total insurance operations			Intra-group eliminations	December 31, 2009 Group total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Equity and liabilities
Equity
Shareholders' equityH11	1,939	3,011	1,462	6,412	1,659	(1,800)	—	6,271
Non-controlling interests	28	—	1	29	3	—	—	32

Total equity	1,967	3,011	1,463	6,441	1,662	(1,800)	—	6,303

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilitiesH12	77,655	46,346	21,712	145,713	—	—	—	145,713
Investment contract liabilities with discretionary participation featuresG1	24,780	—	100	24,880	—	—	—	24,880
Investment contract liabilities without discretionary participation featuresG1	13,794	1,965	46	15,805	—	—	—	15,805
Unallocated surplus of with- profits funds (reflecting application of "realistic" basis provisions for UK regulated with-profits funds)D2(g)ii, H12	9,966	—	53	10,019	—	—	—	10,019

Total policyholder liabilities and unallocated surplus of with-profits fundsnote (e)	126,195	48,311	21,911	196,417	—	—	—	196,417

Core structural borrowings of shareholder-financed operations:G1,H13
Subordinated debt	—	—	—	—	—	2,691	—	2,691
Other	—	154	—	154	—	549	—	703

Total	—	154	—	154	—	3,240	—	3,394

Operational borrowings attributable to shareholder-financed operationsH13	158	203	210	571	142	2,038	—	2,751
Borrowings attributable to with-profits operationsG1,H13	1,284	—	—	1,284	—	—	—	1,284
Other non-insurance liabilities:H4,H14,H15
Obligations under funding, securities lending and sale and repurchase agreements	2,108	1,374	—	3,482	—	—	—	3,482
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	2,534	47	818	3,399	410	—	—	3,809
Deferred tax liabilities	1,606	1,858	384	3,848	5	19	—	3,872
Current tax liabilities	426	89	85	600	35	580	—	1,215
Accruals and deferred income	271	—	105	376	209	9	—	594
Other creditors	726	532	760	2,018	3,292	1,346	(5,044)	1,612
Provisions	406	10	50	466	127	50	—	643
Derivative liabilities	709	461	146	1,316	49	136	—	1,501
Other liabilities	191	309	306	806	17	54	—	877

Total	8,977	4,680	2,654	16,311	4,144	2,194	(5,044)	17,605

Total liabilities	136,614	53,348	24,775	214,737	4,286	7,472	(5,044)	221,451

Total equity and liabilities	138,581	56,359	26,238	221,178	5,948	5,672	(5,044)	227,754

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

B:    Summary of results (Continued)

(b)
Group statement of financial position by business type

	2010							2009
		Shareholder-backed business
By business type	Participating funds	Unit-linked and variable annuity	Non- linked business	Asset management operations E2	Unallocated to a segment (central operations)	Intra-group Eliminations	December 31, 2010 Group total	December 31, 2009 Group total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Assets
Intangible assets attributable to shareholders:
Goodwill	—	—	236	1,230	—	—	1,466	1,310
Deferred acquisition costs and other intangible assets	—	—	4,600	9	—	—	4,609	4,049

TotalH1	—	—	4,836	1,239	—	—	6,075	5,359

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	166	—	—	—	—	—	166	124
Deferred acquisition costs and other intangible assets	110	—	—	—	—	—	110	106

TotalH2	276	—	—	—	—	—	276	230

Total	276	—	4,836	1,239	—	—	6,351	5,589

Deferred tax assetsH4	109	—	1,594	123	362	—	2,188	2,708
Other non-investment and non-cash assetsH3-H6	2,749	651	3,285	999	4,159	(5,761)	6,082	5,425
Investment of long-term business and other operations:
Investment properties	8,993	745	1,509	—	—	—	11,247	10,905
Investments accounted for using the equity method	—	—	71	—	—	—	71	6
Financial investments:
Loansnote (d)	2,144	—	5,699	1,418	—	—	9,261	8,754
Equity securities and portfolio holdings in unit trusts	31,371	54,274	839	151	—	—	86,635	69,354
Debt securitiesnote (d)	53,261	9,054	52,463	1,574	—	—	116,352	101,751
Other investments	3,887	131	1,561	59	141	—	5,779	5,132
Deposits	7,272	749	1,851	80	—	—	9,952	12,820

Total investmentsG1,H7,H8,note (c)	106,928	64,953	63,993	3,282	141	—	239,297	208,722

Properties held for saleH9	254	—	3	—	—	—	257	3
Cash and cash equivalentsH10	1,915	1,490	1,267	1,436	523	—	6,631	5,307

Total assets	112,231	67,094	74,978	7,079	5,185	(5,761)	260,806	227,754

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

B:    Summary of results (Continued)

	2010							2009
		Shareholder-backed business
By business type	Participating funds	Unit-linked and variable annuity	Non- linked business	Asset management operations E2	Unallocated to a segment (central operations)	Intra-group Eliminations	December 31, 2010 Group total	December 31, 2009 Group total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Equity and liabilities
Equity
Shareholders' equityH11	—	—	8,112	1,787	(1,868)	—	8,031	6,271
Non-controlling interests	35	—	5	4	—	—	44	32

Total equity	35	—	8,117	1,791	(1,868)	—	8,075	6,303

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4	92,544	65,598	56,585	—	—	—	214,727	186,398
Unallocated surplus of with-profits funds (reflecting application of "realistic" basis provisions for UK regulated with-profits funds)D2(g)ii, H12	10,253	—	—	—	—	—	10,253	10,019

Total policyholder liabilities and unallocated surplus of with-profits fundsnote (e)	102,797	65,598	56,585	—	—	—	224,980	196,417

Core structural borrowings of shareholder-financed operations:H13
Subordinated debt	—	—	—	—	2,718	—	2,718	2,691
Other	—	—	159	250	549	—	958	703

Total	—	—	159	250	3,267	—	3,676	3,394

Operational borrowings attributable to shareholder-financed operationsG1,H13	—	—	441	3	2,560	—	3,004	2,751
Borrowings attributable to with-profits operationsG1,H13	1,522	—	—	—	—	—	1,522	1,284
Deferred tax liabilities	1,576	25	2,408	5	210	—	4,224	3,872
Other non insurance liabilities	6,301	1,471	7,268	5,030	1,016	(5,761)	15,325	13,733

Total liabilities	112,196	67,094	66,861	5,288	7,053	(5,761)	252,731	221,451

Total equity and liabilities	112,231	67,094	74,978	7,079	5,185	(5,761)	260,806	227,754

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

B:    Summary of results (Continued)

(c)
Reconciliation of movement in investments

        A reconciliation of the Group's directly held investments from the beginning of the year to the end of the year is as follows:

	Insurance operations
				Total insurance operations	Asset management	Unallocated to a segment	Group total
	UK	US	Asia
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
At December 31, 2008/January 1, 2009
Total investments (including derivative assets)	121,862	46,171	21,809	189,842	3,303	289	193,434
Less: investments held by consolidated investment funds	(609)	—	(1,101)	(1,710)	—	—	(1,710)
Less: derivative liabilitiesG3	(3,401)	(863)	(32)	(4,296)	(292)	(244)	(4,832)

Directly held investments, net of derivative liabilities	117,852	45,308	20,676	183,836	3,011	45	186,892

Net cash inflow (outflow)from operating activities	1,432	2,755	3,028	7,215	(148)	(52)	7,015
Disposal of Taiwan agency business	—	—	(3,261)	(3,261)	—	—	(3,261)
Realized gains (losses) in the year	108	(529)	(243)	(664)	34	4	(626)
Unrealized gains and losses and exchange movements in the year	10,623	1,581	2,326	14,530	(56)	43	14,517
Reclassification of property under development	131	—	—	131	—	—	131

Movement in the year of directly held investments, net of derivative liabilities	12,294	3,807	1,850	17,951	(170)	(5)	17,776

At December 31, 2009/January 1, 2010
Total investments (including derivative assets)	132,690	49,576	23,390	205,656	2,890	176	208,722
Less: investments held by consolidated investment funds	(1,835)	—	(718)	(2,553)	—	—	(2,553)
Less: derivative liabilitiesG3	(709)	(461)	(146)	(1,316)	(49)	(136)	(1,501)

Directly held investments, net of derivative liabilities	130,146	49,115	22,526	201,787	2,841	40	204,668

Net cash inflow from operating activities	1,329	7,306	2,167	10,802	329	120	11,251
Realized gains (losses) in the year	2,233	21	984	3,238	11	(148)	3,101
Unrealized gains and losses and exchange movements in the year	5,958	6,264	3,301	15,523	23	(17)	15,529
Dilution of PruHealth investment	56	—	—	56	—	—	56
Acquisition of UOB Life Assurance Ltd	—	—	1,004	1,004	—	—	1,004

Movement in the year of directly held investments, net of derivative liabilities	9,576	13,591	7,456	30,623	363	(45)	30,941

At December 31, 2010
Total investments (including derivative assets)	141,426	63,505	30,943	235,874	3,282	141	239,297
Less: investments held by consolidated investment funds	(912)	—	(739)	(1,651)	—	—	(1,651)
Less: derivative liabilitiesG3	(792)	(799)	(222)	(1,813)	(78)	(146)	(2,037)

Directly held investments, net of derivative liabilities	139,722	62,706	29,982	232,410	3,204	(5)	235,609

*
The above reconciliation analyses the movement of directly held investments net of derivative liabilities. The deduction of derivative liabilities reflects the fact that these are considered an integral part of the Group's investment portfolio and the exclusion from investments is merely a matter of required balance sheet presentation. The analysis excludes investments held in the balance sheet as a result of the consolidation of Open-Ended Investment Companies (OEICS) and unit trusts, as the Group's exposure is merely to its share of the value of the fund as a whole rather than to the underlying investments and other assets and liabilities.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

B:    Summary of results (Continued)

(d)   Debt securities and loans

(i)    Information on the credit risks of debt securities

	2010
							2009
	Insurance operations
				Total insurance operations	Asset management	Group total	Group total
	UK	US	Asia
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
S&P—AAA	18,833	4,187	2,934	25,954	884	26,838	22,106
S&P—AA+ to AA-	6,885	801	2,138	9,824	143	9,967	9,060
S&P—A+ to A-	21,508	5,156	2,843	29,507	452	29,959	26,849
S&P—BBB+ to BBB-	12,848	8,202	913	21,963	70	22,033	20,581
S&P—Other	3,403	866	1,773	6,042	6	6,048	4,479

	63,477	19,212	10,601	93,290	1,555	94,845	83,075

Moody's—Aaa	765	34	65	864	—	864	870
Moody's—Aa1 to Aa3	360	32	115	507	14	521	687
Moody's—A1 to A3	632	36	130	798	—	798	1,144
Moody's—Baa1 to Baa3	949	73	95	1,117	2	1,119	919
Moody's—Other	233	135	49	417	—	417	411

	2,939	310	454	3,703	16	3,719	4,031

Implicit ratings of MBS based on NAIC valuations (see below)
NAIC 1	—	3,083	—	3,083	—	3,083	747
NAIC 2	—	181	—	181	—	181	105
NAIC 3-6	—	232	—	232	—	232	473

	—	3,496	—	3,496	—	3,496	1,325

Fitch	630	176	49	855	—	855	1,342
Other	7,258	3,172	3,004	13,434	3	13,437	11,978

Total debt securities	74,304	26,366	14,108	114,778	1,574	116,352	101,751

        In the table above, with the exception of residential mortgage-backed securities within Jackson, Standard & Poor's (S&P) ratings have been used where available. For securities where S&P ratings are not immediately available, those produced by Moody's and then Fitch have been used as an alternative. During 2009, the National Association of Insurance Commissioners in the US revised the regulatory ratings process for more than 20,000 residential mortgage-backed securities. In addition, in 2010, NAIC applied the revised ratings process for commercial mortgage-backed securities. The table above includes these securities, held by Jackson, using the regulatory ratings levels established by an external third party (PIMCO). Notes D2(d), D3(d), D4(d) and E2 provide further details on the credit risks of debt securities by segment.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

B:    Summary of results (Continued)

(ii)   Group exposure to holdings in asset-backed securities

        The Group's exposure to holdings in asset-backed securities which comprise residential mortgage-backed securities (RMBS), commercial mortgage backed securities (CMBS), CDO funds and other asset-backed securities (ABS), at December 31, 2010 is as follows:

	2010	2009
	£ million	£ million
Shareholder-backed operations:
UK insurance operationsnote (i)	1,181	2,044
US insurance operationsnote (ii)	6,135	6,376
Asian insurance operationsnote (iii)	113	59
Other operationsnote (iv)	437	326

	7,866	8,805

With-profits operations:
UK insurance operationsnote (i)	5,237	6,451
Asian insurance operationsnote (iii)	435	378

	5,672	6,829

Total	13,538	15,634

Notes:

(i)
UK insurance operations

  The UK insurance operations' exposure to asset-backed securities at December 31, 2010 is analyzed as follows:

	2010	2009
	£ million	£ million
Shareholder-backed business (2010: 51% AAA, 23% AA)	1,181	2,044
With-profits operations (2010: 52% AAA, 13% AA)	5,237	6,451

Total	6,418	8,495

  All of the £1,181 million (2009: £2,044 million) exposure of the shareholder-backed business relates to the UK market, primarily to investments held by PRIL. £3,685 million of the £5,237 million (2009: £4,695 million of the £6,451 million) exposure of the with-profits operations relates to exposure to the UK market while the remaining £1,552 million (2009: £1,756 million) relates to exposure to the US market.

(ii)
US insurance operations

  The US insurance operations' exposure to asset-backed securities at December 31, 2010 comprises:

	2010	2009
	£ million	£ million
RMBS:*
Sub-prime (2010: 40% AAA, 11% AA)	224	194
Alt-A (2010: 15% AAA, 6% AA)	415	443
Prime including agency (2010: 79% AAA, 2% AA)	2,145	2,679
CMBS* (2010: 36% AAA, 15% AA)	2,375	2,104
CDO funds (2010: 4% AAA, 4% AA),† including £1 million exposure to sub-prime	162	79
Other ABS (2010: 26% AAA, 20% AA), including £37 million exposure to sub-prime	814	877

Total	6,135	6,376

*
RMBS ratings refer to the rating implicit within NAIC risk-based capital valuation (see note d(i)). For 2010, CMBS ratings refer to the NAIC rating.

†
Including the Group's economic interest in Piedmont and other consolidated CDO funds.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

B:    Summary of results (Continued)

  Further details on Jackson's RMBS sub-prime and Alt-A securities are given in note D3(d).

(iii)
Asian insurance operations

  The Asian insurance operations' exposure to asset-backed securities is primarily held by the with-profits operations.

  The £435 million (2009: £378 million) asset-backed securities exposure of the Asian with-profits operations comprises:

	2010	2009
	£ million	£ million
CMBS	251	91
CDO funds and other ABS	184	287

Total	435	378

  The £435 million (2009: £378 million) includes £341 million (2009: £228 million) held by investment funds consolidated under IFRS in recognition of the control arrangements for those funds and includes an amount not owned by the Group with a corresponding liability of £7 million (2009: £61 million) on the statement of financial position for net asset value attributable to external unit-holders in respect of these funds, which are non-recourse to the Group. Of the £435 million, 43 per cent (2009: £378 million, 72 per cent) are investments graded by Standard & Poor's.

(iv)
Other operations

  Other operations' exposure to asset-backed securities at December 31, 2010 is held by Prudential Capital and comprises:

	2010	2009
	£ million	£ million
RMBS: Prime (2010: 96% AAA, 4% AA)	197	91
CMBS (2010: 30% AAA, 23% AA)	184	193
CDO funds and other ABS—all without sub-prime exposure (2010: 98% AAA)	56	42

Total	437	326

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

December 31, 2010

B:    Summary of results (Continued)

(d)   Reconciliation of movement in policyholder liabilities and unallocated surplus of with-profits funds

        A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of the Group from the beginning of the year to the end of the year is as follows:

	Insurance operations
	UK	US	Asia	Total
	£ million	£ million	£ million	£ million
At January 1, 2009	115,961	45,361	21,069	182,391
Premiums	6,867	9,177	3,807	19,851
Surrenders	(3,971)	(3,255)	(1,201)	(8,427)
Maturities/Deaths	(7,239)	(733)	(342)	(8,314)

Net flows	(4,343)	5,189	2,264	3,110
Shareholders' transfers post tax	(202)	—	(20)	(222)
Changes in reserving basis in Malaysia	—	—	(63)	(63)
Assumption changes (shareholder-backed business)	(46)	—	(4)	(50)
Investment-related items and other movements	14,118	2,986	4,242	21,346
Foreign exchange translation differences	707	(5,225)	(2,069)	(6,587)
Disposal of Taiwan agency business	—	—	(3,508)	(3,508)

At December 31, 2009/ January 1, 2010	126,195	48,311	21,911	196,417

Comprising
—Policyholder liability	116,229	48,311	21,858	186,398
—Unallocated surplus of with-profits funds	9,966	—	53	10,019

Premiums	7,890	11,735	4,308	23,933
Surrenders	(3,779)	(3,598)	(2,241)	(9,618)
Maturities/Deaths	(7,303)	(769)	(498)	(8,570)

Net flows	(3,192)	7,368	1,569	5,745
Shareholders' transfers post tax	(223)	—	(24)	(247)
Assumption changes (shareholder-backed business)	(46)	—	19	(27)
Investment-related items and other movements	13,218	3,464	2,216	18,898
Foreign exchange translation differences	(208)	1,380	2,081	3,253
Dilution of holding in PruHealth investment	(27)	—	—	(27)
Acquisition of UOB Life Assurance Limited	—	—	968	968

At December 31, 2010	135,717	60,523	28,740	224,980

Comprising
—Policyholder liability	125,530	60,523	28,674	214,727
—Unallocated surplus of with-profits funds	10,187	—	66	10,253

Average policyholder liability balances*
2010	120,880	54,417	25,750	201,047
2009	111,969	46,837	19,630	178,436

*
Adjusted for acquisition and disposals in the period and excluding unallocated surplus of with-profits funds.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

B:    Summary of results (Continued)

        The items above represent the amount attributable to changes in policyholder liabilities and unallocated surplus of with-profits funds as a result of each of the components listed.

        Premiums, surrenders and maturities/deaths represent the amounts impacting policyholder liabilities and may not represent the total cash paid/received (for example, premiums are net of any deductions to cover acquisition costs and claims represent the policyholder liabilities released).

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

C:    Group risk management

(a)   Overview

        As a provider of financial services, including insurance, the management of risk lies at the heart of the Group's business. The control procedures and systems established within the Group are designed to manage, rather than eliminate, the risk of failure to meet business objectives. They can only provide reasonable and not absolute assurance against material misstatement or loss, and focus on aligning the levels of risk-taking with the achievement of business objectives.

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

        Prudential's risk governance framework requires that all of the Group's businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group. The risk governance framework is based on the concept of "three lines of defence": Risk management; risk oversight and independent assurance. Primary responsibility for strategy, performance management and risk control lies with the Board, which has established the Group Risk Committee to assist in providing leadership, direction and oversight, and with the Group Chief Executive and the chief executive of each business unit. Risk oversight is provided by Group-level risk committees, chaired by the Group Chief Risk Officer or the Chief Financial Officer. Independent assurance on the Group's internal control and risk management systems is provided by the Group Audit Committee, supported by the Group-wide Internal Audit

        The Group's risk reporting framework forms an important part of the Group's business planning process. Business units review their risks as part of the annual preparation of their business plans and review opportunities and risks against business objectives regularly with Group executive management.

        Additional information on the Group's risk framework is included in the risk and capital management section under Group Risk Framework in Item 4 "Information on the Company".

        The management of the risk attached to the Group's financial instruments and insurance liabilities, together with the inter-relationship with the management of capital may be summarized in the following sections.

(b)   Group risk appetite

        The Group risk appetite framework sets out the Group's appetite for risk exposures as well as the approach to risk management and return optimization. The Group defines and monitors aggregate risk limits for its earnings volatility and its capital requirements based on financial and non-financial stresses.

(i)    Earnings volatility:

        The objectives of the limits are to ensure that (a) the volatility of earnings is consistent with stakeholder expectations, (b) the Group has adequate earnings (and cash flows) to service debt,

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

C:    Group risk management (Continued)

expected dividends and to withstand unexpected shocks, and (c) earnings (and cash flows) are managed properly across geographies and are consistent with the Group's funding strategies. The two measures applied to monitor the volatility of the Group's earnings are International Financial Reporting Standards (IFRS) operating profit based on longer-term investment returns and European Embedded Value (EEV) operating profit based on longer-term investment returns although IFRS and EEV total profits are also considered.

(ii)   Capital requirements:

        The limits aim to ensure that (a) the Group meets its internal economic capital requirements, (b) the Group achieves its desired target rating to meet its business objectives, and (c) supervisory intervention is avoided. The two measures applied by the Group are the EU Insurance Groups Directive (IGD) capital requirements and internal economic capital requirements. In addition, the Group also monitors capital requirements on a local statutory basis.

        Business units must establish suitable market, credit, insurance and liquidity limits that maintain financial risk exposures within the defined Group risk appetite.

        The Group's risk appetite framework forms an integral part of its annual business planning cycle. The Group Risk function monitors the Group's risk profile against the agreed limits. Using submissions from business units, Group Risk calculates the Group's aggregated position (allowing for diversification effects between business units) relative to the limits implied by the risk appetite statements.

        Market risk is managed such that as conditions evolve the risk profile is maintained within risk appetite. In addition to business unit operational limits on credit risk, the Group sets counterparty risk limits at Group level. The limits on the total Group-wide exposures to a single counterparty are specified within different credit rating "categories". Group Risk and the Group Credit Risk Committee monitor the Group's actual exposures against these limits on at least a monthly basis, escalating matters to Group Executive Risk Committee as appropriate.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

C:    Group risk management (Continued)

(i)    Use of derivatives

        In the UK business, equity exposure is incurred in the with-profits fund, and it includes a large inherited estate. The inherited estate itself is partially protected against falls in equity markets by a derivative hedging portfolio.

        In the US, to protect the shareholders against the volatility introduced by embedded options, Jackson uses both a comprehensive hedging program and reinsurance. Jackson makes use of the natural offsets that exist between the variable annuity guarantees and the fixed index annuity book, and then uses a combination of OTC options and futures to hedge the residual risk, allowing for significant market shocks and limiting the amount of capital at risk. Internal positions are generally netted before any external hedge positions are considered. Jackson manages fixed annuity interest rate exposure through a combination of interest rate swaps and interest rate options, to protect capital against rates rising quickly and through the contractual ability to reset crediting rates annually.

        Prudential principally operates in the UK, the US, and in 13 countries in Asia. The geographical diversity of the Group's business means that Prudential is inevitably subject to the risk of exchange rate fluctuations. The Group does not generally seek to hedge foreign currency revenues, as these are substantially retained locally to support the growth of the Group's business and meet local regulatory and market requirements. However, in cases where a surplus arising in an overseas operation supports Group capital or shareholders' interest, this exposure is hedged if it is economically optimal to do so. Currency borrowings, swaps and other derivatives are used to manage exposures.

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

        A stochastic approach models the inter-relationship between asset and liability movements, taking into account asset correlation and policyholder behavior, under a large number of possible scenarios. These scenarios are projected forward over a period of time, typically 25 years, and the liabilities and solvency position of the fund are calculated in each scenario in each future year. This allows the identification of which extreme scenarios will have the most adverse effects and what the best estimate outcome may be. The fund's policy on management actions, including bonus and investment policy, is then set in order that they are consistent with the available capital and the targeted risk of default. This differs from a deterministic model, which would only consider the results from one carefully selected scenario.

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

December 31, 2010

C:    Group risk management (Continued)

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

(d)   Risk exposures

        The Group publishes separately within Item 3 of this annual report a section on key risk factors, which discusses inherent risks in the business and trading environment.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

C:    Group risk management (Continued)

Foreign exchange risk

        Prudential faces foreign exchange risk, primarily because its presentation currency is pounds sterling, whereas approximately 73 per cent of Prudential's operating profit from continuing operations based on longer-term investment returns, as described in note B1, for the year ended December 31, 2010, came from US and Asian operations. The exposure relating to the translation of reported earnings is not separately managed although its impact is reduced by interest payments on foreign currency borrowings and by the adoption of average exchange rates for the translation of foreign currency revenues.

        Approximately 79 per cent of the Group's IFRS basis shareholders' equity at December 31, 2010 arose in Prudential's US and Asian operations (2009: approximately 77 per cent). To mitigate the exposure of the US component there are US$2.3 billion of borrowings held centrally, which are formally designated as net investment hedges at December 31, 2010. Net of the currency position arising from these borrowings some 61 per cent of the Group's shareholders' funds are represented by net assets in currencies other than sterling.

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

(iii)   Liquidity risk

        Liquidity risk is the risk that a business, though solvent on a balance sheet basis, either does not have the financial resources to meet its obligations as they fall due or can secure them only at excessive cost. The assets of insurers are in general relatively liquid, whilst liabilities to policyholders are mainly illiquid. Accordingly, for insurers, the focus of managing liquidity risk concentrates on parent capital and liquidity measures. Prudential regularly monitors and analyses its liquidity position at the Group level and performs stress tests of this position. The liquidity of the Group is monitored on a monthly basis by comparing the predicted cash needs of the Group centre, to meet corporate and financing costs (net of

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

C:    Group risk management (Continued)

expected dividends from the business units), to the liquid resources available to it. These liquid resources include cash held and cash that could be raised through internal resources (for example by reporting unencumbered bonds). Base case and stress scenarios are reported monthly to the Balance Sheet and Capital Management Committee. The main stress is the assumption that the external financing markets are completely closed to Prudential, so no new external funding can be obtained, and existing funding cannot be rolled over. In addition, Group liquidity risk reports are prepared regularly. In summary, these address the sufficiency of external back-up lines, internal sources of liquidity, and monitor how external liabilities and other commitments over the next 12 months compare with internal and external sources. Currently, the parent company has significant internal resources of liquidity which are sufficient to meet all of its foreseeable future needs without having to utilize external funding. The Group maintains £2.1 billion of undrawn syndicated and bilateral committed banking facilities, maturing between 2011 and 2015.

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

        Prudential's persistency assumptions reflect recent past experience for each relevant line of business, and any expectations of future persistency. Where appropriate, allowance is also made for the relationship, which is either assumed or historically observed, between persistency and investment returns, and for the resulting additional risk.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

C:    Group risk management (Continued)

        Prudential is exposed to operational, business environment and strategic risk in the course of running its businesses. Prudential processes a large number of complex transactions across numerous and diverse products, and is subject to a number of different legal and regulatory, including tax, regimes. Prudential also has a significant number of third-party relationships that are important to the distribution and processing of its products, both as market counterparties and as business partners. This results in reliance upon the operational performance of these outsourcing partners.

        The Group uses the qualitative and quantitative analysis of operational risk exposures material to the Group to support business decision making and lessons learned activities; the ongoing improvement of the control environment; the informing of overall levels of capital held; and determination of the adequacy of Prudential's corporate insurance program.

        With regard to business environment risk, the Group has a wide-ranging program of active and constructive engagement with governments, policymakers and regulators in our key markets and with relevant international institutions, undertaken both directly and indirectly via trade associations. The Group has procedures in place to monitor and track political and regulatory developments. Where appropriate, the Group provides submissions and technical input to officials and others, either via submissions to formal consultations or through interactions with officials.

        With regard to strategic risk, business units and the Group Head Office are required to adopt a forward-looking approach to risk management by performing risk assessments as part of the annual strategic planning process. This supports the identification of potential threats and the initiatives needed to address them, as well as competitive opportunities. The impact on the underlying business unit and/or Group-wide risk profile is also considered to ensure that strategic initiatives are within the Group's risk appetite.

(e)   Regulatory capital requirements

        Regulatory capital requirements apply at an individual company level for the Group's life assurance and asset management business. These are described in sections D5 and E3 respectively.

        In addition, the Group as a whole is subject to the capital adequacy requirements of the European Union (EU) Insurance Groups Directive (IGD) as implemented by the FSA in the UK. The IGD pertains to groups whose activities are primarily concentrated in the insurance sector. The IGD capital adequacy requirements involves aggregating surplus capital held in our regulated subsidiaries, from which Group borrowings, except those subordinated debt issues that qualify as capital, are deducted. No credit for the benefit of diversification is permitted under this approach. The test is passed when this aggregate number is positive: a negative result at any point in time is a notifiable breach of UK regulatory requirements.

        Due to the geographically diverse nature of Prudential's operations, the application of these requirements to Prudential is complex. In particular, for many of the Group's Asian operations the assets, liabilities and capital requirements have to be recalculated based on FSA regulations as if the companies were directly subject to FSA regulation.

        The FSA has established a structure for determining how much hybrid debt can count as capital which is similar to that used for banks. It categorizes capital as Tier 1 (equity and preference shares),

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

C:    Group risk management (Continued)

Upper Tier 2 and Lower Tier 2. Up to 15 per cent of Tier 1 capital can be in the form of hybrid debt and is called "Innovative Tier 1". At December 31, 2010 the Group held £1,463 million (2009: £1,422 million) of Innovative Tier 1 capital in the form of perpetual securities, £nil (2009: £nil) of Upper Tier 2 and £1,255 million (2009: £1,269 million) of Lower Tier 2 capital. In addition, Jackson held £159 million of surplus notes at the end of the financial year 2010 (2009: £154 million) which, although the US does not have a similar capital categorization under its regulatory framework, are akin to the FSA's Lower Tier 2 Capital and have been disclosed as such in note H13. Further details on Group borrowings are shown in note H13.

        At December 31, 2009, Prudential met the requirements of the IGD with £3.4 billion of surplus capital before allowing for the 2009 final dividend. In addition, during 2010, Prudential met the requirements of the FSA under the IGD. At December 31, 2010, Prudential met the requirements of the IGD. The IGD position as at December 31, 2010 was that the surplus capital under test was £4.3 billion before allowing for the 2010 final dividend giving a solvency ratio of circa 305 per cent. The main components of the increase in IGD surplus during 2010 are:

  •
  Net capital generation mainly through operating earnings (in-force releases less investment in new business) of £1.7 billion;

  •
  Release of tax provisions of £0.2 billion;

  •
  Foreign exchange movements of positive £0.1 billion;

  •
  Offset by dividend payments, external financing costs and other central costs, costs incurred in relation to the terminated AIA transaction and inadmissible assets arising on the purchase of UOB's life assurance subsidiary in Singapore.

        Prudential's approach to capital allocation takes into account a range of factors, especially risk adjusted returns on capital, the impact of alternative capital measurement bases (accounting, regulatory, economic and ratings agency assessments), tax efficiency, and wider strategic objectives.

        Prudential optimizes capital allocation across the Group by using a consistent set of capital performance metrics across all business units to ensure meaningful comparison. Capital utilization, return on capital and new business value creation are measured at a product level. The use of these capital performance metrics is embedded into our decision-making processes for product design and product pricing.

        Prudential's capital performance metrics are based on economic capital, which provides a view of our capital requirements across the Group, allowing for realistic diversification benefits. Economic capital also provides valuable insights into our risk profile and is used both for risk measurement and capital management.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business

D1:    Group overview

(a)   Products and classification for IFRS reporting

        The measurement basis of assets and liabilities of long-term business contracts is dependent upon the classification of the contracts under IFRS. Under IFRS 4, contracts are initially classified as being either "insurance" contracts, if the level of insurance risk in the contracts is significant, or "investment" contracts, if the risk is insignificant.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

  •
  Jackson
  —GICs and funding agreements
  —minor amounts of "annuity certain" contracts; and

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

Deferred income reserves

        These are required to be established under IAS 18 with amortization over the expected life of the contract. The majority of the relevant UK contracts are single premium with the initial deferred income reflecting the "front-end load" i.e. the difference between the premium paid and the amount credited to the unit fund. Deferred income is amortized to the income statement in line with service provision. The amortization profile is either on a straight-line basis or, if more appropriate, a further deferral of income recognition is applied.

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

December 31, 2010

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

(ii)   Ceded business

        The Group cedes certain business to other insurance companies. Although the ceding of insurance does not relieve the Group of liability to its policyholders, the Group participates in such agreements for the purpose of managing its loss exposure. The Group evaluates the financial condition of its reinsurers and monitors concentration of credit risk from similar geographic regions, activities or economic characteristics of the reinsurers to minimize its exposure from reinsurer insolvencies. There are no significant concentrations of reinsurance risk. At December 31, 2010, 97 per cent (2009: 98 per cent) of the reinsurance recoverable insurance assets were ceded by the Group's UK and US operations, of which 90 per cent (2009: 92 per cent) of the balance were from reinsurers with Standard & Poor's rating A- and above.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

(c)   Guarantees

        Notes D2(e), D3(e) and D4(e) provide details of guarantee features of the Group's life assurance products. In the UK, guarantees of the with-profits products are valued for accounting purposes on a market consistent basis for 2010 as described in section D2(g)(ii). The UK business also has products with guaranteed annuity option features, mostly within SAIF, as described in section D2(e). There is little exposure to financial options and guarantees in the shareholder-backed business of the UK operations. The US business annuity products have a variety of option and guarantee features as described in Section D3(e). Jackson's derivative program seeks to manage the exposures as described in Section D3(f). The Group's exposure to guarantees was significantly reduced during 2009 as a result of the disposal of the Taiwan agency business.

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

December 31, 2010

D:    Life assurance business (Continued)

        The most significant items for which the IFRS basis shareholders' profit or loss and equity for the Group's life assurance business is sensitive to these variables are shown in the following tables. The distinction between direct and indirect exposure is not intended to indicate the relative size of the sensitivity.

Market and credit risk
Type of business	Investments/ derivatives	Liabilities/ unallocated	Other exposure	Insurance and lapse risk
UK insurance operations (see also section D2(j))
With-profits business (including Prudential Annuities Limited)	Net neutral direct exposure (Indirect exposure only)		Investment performance subject to smoothing through declared bonuses	Persistency risk to future shareholder transfers

SAIF sub-fund	Net neutral direct exposure (Indirect exposure only)		Asset management fees earned by M&G

Unit-linked business	Net neutral direct exposure (Indirect exposure only)		Investment performance through asset management fees	Persistency risk

Asset/liability mismatch risk

Shareholder-backed annuity business	Credit risk			Mortality experience and assumptions for longevity
Interest rate risk for assets in excess of liabilities i.e. representing shareholder capital

US insurance operations (see also section D3(i))
All business	Currency risk			Persistency risk

Variable annuity business	Net effect of market risk arising from incidence of guarantee features and variability of asset management fees offset by derivative hedging program

Fixed indexed annuity business	Derivative hedge program to the extent not fully hedged against liability and fund performance	Incidence of equity participation features

Fixed indexed annuity, Fixed annuity and GIC business	Credit risk Interest rate risk		Spread difference between earned rate and rate credited to policyholders	Lapse risk but the effects of extreme events are mitigated by the use of swaption contracts
These risks are reflected in volatile profit or loss and shareholders' equity for derivative value movements and impairment losses, and, in addition, for shareholders' equity for value movements on fixed income securities classified as "available for sale" under IAS 39

Asian insurance operations (see also section D4(j))
All business	Currency risk			Mortality and morbidity risk
Persistency risk

With-profits business	Net neutral direct exposure (Indirect exposure only)		Investment performance subject to smoothing through declared bonuses

Unit-linked business	Net neutral direct exposure (Indirect exposure only)		Investment performance through asset management fees

Non-participating business	Interest rate and price risk	Long-term interest rates

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

(ii)   IFRS shareholder results—Exposures for market and other risk

Key Group exposures

        Detailed analyses of sensitivity of IFRS basis profit or loss and equity to market and other risks are provided in notes D2(j), D3(j), D4(j) and E4. The sensitivity analyses provided show the effect on IFRS basis profit or loss and equity to changes in the relevant risk variables, all of which are reasonably possible at the relevant balance sheet date.

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

        For Jackson at the level of operating profit based on longer-term investment returns, the results are sensitive to market conditions to the extent of income earned on spread-based products not mitigated by the interest derivative programs and second order equity-based exposure in respect of variable annuity asset management fee. Further information is given below under the US operations section of market and credit risk.

        Jackson's derivative program is used to substantially mitigate equity market risk attaching to its equity-based products and interest rate risk associated with its spread-based products. Movements in interest rates and credit spreads materially affect the carrying value of derivatives which are used to manage the liabilities to policyholders and backing investment assets of fixed annuity and other general account business. Combined with the use of US GAAP measurement (as grandfathered under IFRS 4) for the asset and liabilities for the insurance contract liabilities, which is largely insensitive to current period market movements, the Jackson total profit (i.e. including short-term fluctuations in investment returns) is very sensitive to market movements. In addition to these effects the Jackson IFRS equity is sensitive to the impact of interest rate and credit spread movements on the value of fixed income securities. Movements in unrealized appreciation on these securities are included as movement in equity (i.e. outside the income statement). See note D3 (j) for details of the hedging.

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

December 31, 2010

D:    Life assurance business (Continued)

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

    Investment performance is a key driver of bonuses, and hence the shareholders' share of cost of bonuses. Due to the "smoothed" basis of bonus declaration the sensitivity to investment performance in a single year is low. However, over multiple periods it is important.

  •
  Prudential Annuities Limited (PAL)

    PAL writes annuity business, but, as PAL is owned by the PAC with-profits sub-fund, changes in the carrying value of PAL's assets and liabilities are reflected in the liability for unallocated surplus which as described above, do not affect shareholder results.

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

December 31, 2010

D:    Life assurance business (Continued)

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

        Excluding these short-term effects, the factors that most significantly affect the Jackson IFRS operating result based on long-term investment returns are:

  •
  Variable annuity business — the spread differential between the earned rate and the rate credited to policyholders on the general account funds and the effect of market movements on fees earned on separate account funds;

  •
  Fixed annuity business — the spread differential between the earned rate and the rate credited to policyholders; and

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

  •
  Fixed index annuity business — the spread differential between the earned rate and the rate credited to policyholders.

        In addition, the total profit for Jackson is affected by the level of impairment losses on the debt securities portfolio, net effect of market risk arising from the incidence and valuation of guarantee features, guaranteed benefit payments and equity index participation features, offset by variability of benefit related fees and equity derivative hedging performance, short-term value movements on derivatives held to manage the fixed annuity and other general account business, and other temporary value movements on portfolio investments classified as fair value through profit and loss.

        The Group has amended its presentation of operating profit for its US insurance operations to remove the net equity hedge accounting effect and include it in short-term fluctuations as explained further in note A4(d)(ii). Following this change the operating profit based on longer-term investment returns of the US insurance operations of £833 million for 2010 (2009: £618 million) excludes £367 million (2009: £159 million) negative net equity hedge accounting effects, net of related change to amortization of deferred acquisition costs. The presentation of results for 2009 has been amended accordingly.

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

December 31, 2010

D:    Life assurance business (Continued)

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
  Non-financial risk factors

        Correlation across risk factors

  •
  Longevity risk

  •
  Expenses

  •
  Persistency

  •
  Other risks

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

        In the years 2006 to 2010, claims paid on the Group's life assurance contracts including those classified as investment contracts under IFRS 4 ranged from £15 billion to £18 billion. Indicatively, it is to be expected that, of the Group's policyholder liabilities (excluding unallocated surplus) at December 31, 2010 of £214.7 billion, the amounts likely to be paid in 2011 will be of a similar magnitude.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

D2:    UK insurance operations

(a)   Summary statement of financial position

        In order to explain the different types of UK business and fund structure, the statement of financial position of the UK insurance operations may be analyzed by the assets and liabilities of the Scottish Amicable Insurance Fund (SAIF), the PAC with-profits sub-fund (WPSF), unit-linked assets and liabilities and annuity (principally PRIL) and other business. The assets and liabilities of these funds and subsidiaries are shown in the table below.

        £94.8 billion of the £141.4 billion of investments are held by SAIF and the PAC WPSF. Shareholders are exposed only indirectly to value movements on these assets.

		PAC with-profits sub-fund note (i)			Other funds and subsidiaries
	Scottish Amicable Insurance Fund note (ii)							UK insurance operations
		Excluding Prudential Annuities Limited	Prudential Annuities Limited note (iii)			Annuity and other long-term business
				Total note (iv)	Unit-linked assets and liabilities		Total	2010 Total	2009 Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs and other intangible assets	—	—	—	—	—	118	118	118	127

	—	—	—	—	—	118	118	118	127

Intangible assets attributable to PAC with-profits fund:
In respect of acquired subsidiaries for venture fund and other investment purposes	—	166	—	166	—	—	—	166	124
Deferred acquisition costs	—	13	—	13	—	—	—	13	9

	—	179	—	179	—	—	—	179	133

Total	—	179	—	179	—	118	118	297	260

Deferred tax assets	2	93	14	107	—	105	105	214	292
Other non-investment and non-cash assets	412	1,810	322	2,132	557	1,532	2,089	4,633	3,074

Investments of long-term business and other operations:
Investment propertiesnote (viii)	673	7,589	731	8,320	745	1,474	2,219	11,212	10,861
Investment accounted for using the equity method	—	—	—	—	—	69	69	69	4
Financial investments:
Loansnote (v)	153	979	138	1,117	—	1,032	1,032	2,302	1,815
Equity securities and portfolio holdings in unit trusts	3,105	23,716	229	23,945	13,434	35	13,469	40,519	37,051
Debt securitiesnote D2(d)	4,704	29,013	12,785	41,798	6,045	21,757	27,802	74,304	67,772
Other investmentsnote (vi)	276	3,241	178	3,419	73	230	303	3,998	3,630
Deposits	793	6,038	435	6,473	498	1,258	1,756	9,022	11,557

Total investmentsnote (b)	9,704	70,576	14,496	85,072	20,795	25,855	46,650	141,426	132,690

Properties held for sale	—	254	—	254	—	—	—	254	—

Cash and cash equivalents	170	1,127	82	1,209	1,153	307	1,460	2,839	2,265

Total assets	10,288	74,039	14,914	88,953	22,505	27,917	50,422	149,663	138,581

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

	PAC with-profits sub-fund note (i)				Other funds and subsidiaries
	Scottish Amicable Insurance Fund note (ii)							UK insurance operations
		Excluding Prudential Annuities Limited	Prudential Annuities Limited note (iii)			Annuity and other long-term business
				Total note (iv)	Unit-linked assets and liabilities		Total	2010 Total	2009 Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Equity and liabilities
Equity
Shareholders' equity	—	—	—	—	—	2,148	2,148	2,148	1,939
Non-controlling interests	—	35	—	35	—	—	—	35	28

Total equity	—	35	—	35	—	2,148	2,148	2,183	1,967

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	9,759	59,545	12,282	71,827	21,671	22,273	43,944	125,530	116,229
Unallocated surplus of with-profits funds (reflecting application of "realistic" provisions for UK regulated with-profits funds)note (vii)	—	8,363	1,824	10,187	—	—	—	10,187	9,966

Total	9,759	67,908	14,106	82,014	21,671	22,273	43,944	135,717	126,195

Operational borrowings attributable to shareholder-financed operations	—	—	—	—	—	162	162	162	158
Borrowings attributable to with-profits funds	118	1,404	—	1,404	—	—	—	1,522	1,284
Deferred tax liabilities	80	903	252	1,155	—	503	503	1,738	1,606
Other non-insurance liabilities	331	3,789	556	4,345	834	2,831	3,665	8,341	7,371

Total liabilities	10,288	74,004	14,914	88,918	22,505	25,769	48,274	147,480	136,614

Total equity and liabilities	10,288	74,039	14,914	88,953	22,505	27,917	50,422	149,663	138,581

Notes

(i)
For the purposes of this table and subsequent explanation, references to the PAC WPSF also include, for convenience, the amounts attaching to the Defined Charges Participating Sub-fund, which comprises 3.5 per cent of the total assets of WPSF and includes the with-profits annuity business transferred to Prudential from the Equitable Life Assurance Society on 1 December 2007 (with assets of approximately £1.7 billion). Profits to shareholders on this with-profits annuity business emerge on a "charges less expenses" basis and policyholders are entitled to 100 per cent of the investment earnings.

(ii)
SAIF is a separate sub-fund within the PAC long-term business fund.

(iii)
Wholly-owned subsidiary of the PAC WPSF that writes annuity business.

(iv)
Excluding policyholder liabilities of the Hong Kong branch of PAC.

(v)
The loans of the Group's UK insurance operations of £2,302 million (2009: £1,815 million) comprise loans held by the PAC WPSF of £1,270 million (2009: £1,106 million) and loans held by shareholder-backed business of £1,032 million (2009: £709 million). The loans held by the PAC WPSF comprise mortgage loans of £256 million, policy loans of £21 million and other loans of £993 million (2009: £145 million, £24 million and £937 million respectively). The mortgage loans are collateralized by properties. Other loans held by the PAC with-profits fund are all commercial loans and comprise mainly syndicated loans. The loans held by the UK shareholder-backed business comprise mortgage loans collateralized by properties of £1,027 million (2009: £702 million) and other loans of £5 million (2009: £7 million).

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

(vi)
Other investments comprise:

	2010	2009
	£ million	£ million
Derivative assets*note G3	926	910
Partnerships in investment pools and other†	3,072	2,720

	3,998	3,630

*
In the UK, Prudential uses derivatives to reduce equity and credit risk, interest rate and currency exposures, and to facilitate efficient portfolio management. After derivative liabilities of £792 million (2009: £709 million), which are also included in the statement of financial position, the overall derivative position was a net asset of £134 million (2009: £201 million).

†
Partnerships in investment pools and other comprise mainly investments held by the PAC with-profits fund. These investments are primarily venture fund investments and investment in property funds and limited partnerships.
(vii)
Unallocated surplus of with-profits funds

  Prudential's long-term business written in the UK comprises predominantly life insurance policies under which the policyholders are entitled to participate in the returns of the funds supporting these policies. Business similar to this type is also written in certain of the Group's Asian operations, subject to local market and regulatory conditions. Such policies are called with-profits policies. Prudential maintains with-profits funds within the Group's long-term business funds, which segregate the assets and liabilities and accumulate the returns related to that with-profits business. The amounts accumulated in these with-profits funds are available to provide for future policyholder benefit provisions and for bonuses to be distributed to with-profits policyholders. The bonuses, both annual and final, reflect the right of the with-profits policyholders to participate in the financial performance of the with-profits funds. Shareholders' profits with respect to bonuses declared on with-profits business correspond to the shareholders' share of the cost of bonuses as declared by the PAC Board of Directors. The shareholders' share currently represents one-ninth of the cost of bonuses declared for with-profits policies.

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

(viii)
Investment properties

  At December 31, 2010, the Group's UK insurance operations had £11,212 million (2009: £10,861 million) of investment properties. The following table shows the property portfolio by type of investment. The properties are shown at market value in accordance with the policies described in note A4.

	2010		2009
	£ million	%	£ million	%
Office buildings	4,617	41.2	4,820	44.4
Shopping centers/commercial	3,777	33.7	3,699	34.0
Retail warehouses/industrial	2,184	19.5	1,780	16.4
Development	402	3.6	20	0.2
Other	232	2.0	542	5.0

Total	11,212	100.0	10,861	100.0

  Approximately 46.2 per cent (2009: 42.4 per cent) of the UK held investment property is located in London and Southeast England including Buckinghamshire, Berkshire, East and West Sussex, Hampshire, Isle of Wight, Kent, Oxfordshire and Surrey, with 36.7 per cent (2009: 39.8 per cent) located throughout the rest of the UK and the remaining 17.1 per cent (2009: 17.8 per cent) located overseas.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

(b)   Reconciliation of movement in investments

        A reconciliation of the total investments of UK insurance operations from the beginning of the year to the end of the year is as follows:

		PAC with-profits sub-fund			Other funds and subsidiaries
	Scottish Amicable Insurance Fund	Excluding Prudential Annuities Limited	Prudential Annuities Limited	Total	Unit-linked assets and liabilities	Annuity and other long-term business	UK insurance operations Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
At January 1, 2009
Total investments (including derivative assets)	10,438	62,814	13,329	76,143	15,571	19,710	121,862
Less: Investments held by consolidated investment funds	—	(145)	—	(145)	(424)	(40)	(609)
Less: Derivative liabilities	(414)	(2,331)	(280)	(2,611)	(14)	(362)	(3,401)

Directly held investments, net of derivative liabilities	10,024	60,338	13,049	73,387	15,133	19,308	117,852

Net cash inflow (outflow) from operating activities	(1,226)	507	(30)	477	258	1,923	1,432
Realized gains (losses) in the year	165	554	(20)	534	(285)	(306)	108
Unrealized gains and losses and exchange movements in the year	848	4,935	610	5,545	2,586	1,644	10,623
Reclassification of property under development	—	131	—	131	—	—	131

Movement in the year of directly held investments, net of derivative liabilities	(213)	6,127	560	6,687	2,559	3,261	12,294

At December 31, 2009/January 1, 2010
Total investments (including derivative assets)	9,848	67,832	13,794	81,626	18,421	22,795	132,690
Less: Investments held by consolidated investment funds	—	(1,050)	(19)	(1,069)	(729)	(37)	(1,835)
Less: Derivative liabilitiesnote G3	(37)	(317)	(166)	(483)	—	(189)	(709)

Directly held investments, net of derivative liabilities	9,811	66,465	13,609	80,074	17,692	22,569	130,146

Net cash inflow (outflow) from operating activities	(762)	(838)	(21)	(859)	1,000	1,950	1,329
Realized gains in the year	368	1,502	73	1,575	267	23	2,233
Unrealized gains and losses and exchange movements in the year	249	2,963	608	3,571	1,131	1,007	5,958
Dilution of PruHealth investment	—	—	—	—	—	56	56

Movement in the year of directly held investments, net of derivative liabilities	(145)	3,627	660	4,287	2,398	3,036	9,576

At December 31, 2010
Total investments (including derivative assets)	9,704	70,576	14,496	85,072	20,795	25,855	141,426
Less: Investments held by consolidated investment funds	—	(140)	(22)	(162)	(705)	(45)	(912)
Less: Derivative liabilitiesnote G3	(38)	(344)	(205)	(549)	—	(205)	(792)

Directly held investments, net of derivative liabilities	9,666	70,092	14,269	84,361	20,090	25,605	139,722

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

(c)   Reconciliation of movement in policyholder liabilities and unallocated surplus of with-profits funds

        A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of UK insurance operations from the beginning of the year to the end of the year is as follows:

		Other shareholder-backed funds and subsidiaries
	SAIF and PAC with-profits sub-fund	Unit-linked liabilities	Annuity and other long-term business	UK insurance operations Total
	£ million	£ million	£ million	£ million
At January 1, 2009	82,108	16,318	17,535	115,961
Premiums	3,271	1,860	1,736	6,867
Surrenders	(2,394)	(1,535)	(42)	(3,971)
Maturities/Deaths	(5,147)	(670)	(1,422)	(7,239)

Net flowsnote (a)	(4,270)	(345)	272	(4,343)
Shareholders transfers post tax	(202)	—	—	(202)
Switches	(270)	270	—	—
Assumption changes (shareholder-backed business)note D2(i), note (c)	—	—	(46)	(46)
Investment-related items and other movementsnote (b)	9,365	2,849	1,904	14,118
Foreign exchange translation differences	764	(57)	—	707

At December 31, 2009/January 1, 2010	87,495	19,035	19,665	126,195
Comprising:
—Policyholder liabilities	77,529	19,035	19,665	116,229
—Unallocated surplus of with-profits funds	9,966	—	—	9,966
Premiums	3,311	2,301	2,278	7,890
Surrenders	(2,453)	(1,272)	(54)	(3,779)
Maturities/Deaths	(5,079)	(726)	(1,498)	(7,303)

Net flowsnote (a)	(4,221)	303	726	(3,192)
Shareholders transfers post tax	(223)	—	—	(223)
Switches	(236)	236	—	—
Assumption changes (shareholder-backed business)note D2(i), note (c)	—	—	(46)	(46)
Investment-related items and other movementsnote (b)	9,165	2,097	1,956	13,218
Dilution of holding in PruHealth	—	—	(27)	(27)
Foreign exchange translation differences	(207)	—	(1)	(208)

At December 31, 2010	91,773	21,671	22,273	135,717

Comprising:
—Policyholder liabilities	81,586	21,671	22,273	125,530
—Unallocated surplus of with-profits funds	10,187	—	—	10,187
Average policyholder liabilities balances*
2010	79,558	20,353	20,969	120,880
2009	75,692	17,677	18,600	111,969

*
Excluding the unallocated surplus of the with-profits funds and as adjusted for corporate transactions in the period.

Notes

(a)
Net flows of negative £3,192 million have improved from negative £4,343 million in 2009, principally as a result of increased premiums due to bulk annuity transaction in 2010 and improved unit-linked flows.

(b)
Investment-related items and other movements of £13,218 million across fund types reflected the continued strong performance of UK equity markets in 2010, as well as the continued increase in value of debt securities.

(c)
Assumption changes principally represent the net impact of changes to the mortality assumptions and expense assumptions.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

(d)   Information on credit risk of debt securities

        The following table summarizes by rating the securities held by UK insurance operations as at December 31, 2010 and 2009:

		PAC with-profits sub-fund			Other funds and subsidiaries
					Unit- linked assets and liabilities		Other annuity and other long-term business	UK insurance operations
	Scottish Amicable Insurance Fund	Excluding Prudential Annuities Limited
			Prudential Annuities Limited	Total		PRIL		2010 Total	2009 Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
S&P—AAA	1,128	5,741	3,315	9,056	2,459	5,224	966	18,833	16,091
S&P—AA+ to AA-	346	2,045	1,334	3,379	608	2,299	253	6,885	6,472
S&P—A+ to A-	1,211	7,568	3,778	11,346	1,672	6,467	812	21,508	19,693
S&P—BBB+ to BBB-	1,011	6,960	1,153	8,113	836	2,464	424	12,848	12,183
S&P—Other	359	2,662	178	2,840	34	149	21	3,403	2,667

	4,055	24,976	9,758	34,734	5,609	16,603	2,476	63,477	57,106

Moody's—Aaa	78	428	56	484	80	93	30	765	463
Moody's—Aa1 to Aa	9	81	51	132	52	141	26	360	276
Moody's—A1 to A3	27	169	214	383	33	169	20	632	801
Moody's—Baa1 to Baa3	63	358	248	606	92	155	33	949	815
Moody's—Other	16	116	31	147	10	57	3	233	339

	193	1,152	600	1,752	267	615	112	2,939	2,694

Fitch	28	207	118	325	48	208	21	630	1,022
Other	428	2,678	2,309	4,987	121	1,622	100	7,258	6,950

Total debt securities	4,704	29,013	12,785	41,798	6,045	19,048	2,709	74,304	67,772

        Where no external ratings are available, internal ratings produced by the Group's asset management operation, which are prepared on the Company's assessment of a comparable basis to external ratings, are used where possible. Of the £7,258 million total debt securities held in 2010 (2009: £6,950 million) which are not externally rated, £2,210 million were internally rated AAA to A-, £3,861 million were internally rated BBB to B- and £1,187 million were rated below B- or unrated (2009: £2,190 million, £3,445 million and £1,315 million respectively). The majority of unrated debt security investments were held in SAIF and the PAC with-profits fund and relate to convertible debt and other investments which are not covered by ratings analysts nor have an internal rating attributed to them. Of the £1,722 million PRIL and other annuity and long-term business investments which are not externally rated, £7 million were internally rated AAA, £92 million AA, £496 million A, £899 million BBB, £82 million BB and £146 million were internally rated B+ and below.

        As detailed in note D2(j) below, the primary sensitivity of IFRS basis profit or loss and shareholders' equity relates to non-linked shareholder-backed business which covers "PRIL" and "other annuity and long-term business" in the table above.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

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

(i)    With-profits products and PAC with-profits sub-fund

        Within the statement of financial position of UK insurance operations at December 31, 2010, as shown in note D2(a), there are policyholder liabilities and unallocated surplus of £82.0 billion (2009: £77.5 billion) that relate to the WPSF. These amounts include the liabilities and capital of Prudential Annuities Limited, a wholly owned subsidiary of the fund. The WPSF mainly contains with-profits business but it also contains some non-profit business (unit-linked, term assurances and annuities). The WPSF's profits are apportioned 90 per cent to its policyholders and 10 per cent to shareholders as surplus for distribution is determined via the annual actuarial valuation.

        The WPSF held a provision of £24 million at December 31, 2010 (2009: £31 million) to honor guarantees on a small amount of guaranteed annuity products. SAIF's exposure to guaranteed annuities is described below.

        Beyond the generic guarantees described above, there are very few explicit options or guarantees such as minimum investment returns, surrender values or annuities at retirement and any granted have generally been at very low levels.

        With-profits products provide returns to policyholders through bonuses that are "smoothed". There are two types of bonuses: "annual" and "final". Annual bonuses are declared once a year, and once credited, are guaranteed in accordance with the terms of the particular product. Unlike annual bonuses, final bonuses are guaranteed only until the next bonus declaration.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

        Further details on the determination of the two types of the bonuses: "regular" and "final", the application of significant judgment, key assumptions and the degree of smoothing of investment returns in determining the bonus rates are provided below.

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

Final bonus rates

        A final bonus which is normally declared yearly, may be added when a claim is paid or when units of a unitized product are realized.

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

December 31, 2010

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

December 31, 2010

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

	2010	2009	2008
	£ million	£ million	£ million
Net income of the fund:
Investment return	8,815	10,461	(14,595)

Claims incurred	(6,390)	(6,253)	(7,068)
Movement in policyholder liabilities	(4,301)	(3,692)	13,504
Add back policyholder bonuses for the year (as shown below)	2,019	1,827	2,565

Claims incurred and movement in policyholder liabilities (including charge for provision for asset shares and excluding policyholder bonuses)	(8,672)	(8,118)	9,001
Earned premiums, net of reinsurance	3,148	3,063	2,927
Other income	9	(2)	(36)
Acquisition costs and other operating expenditure	(600)	(842)	(408)
Tax (charge) credit	(528)	(640)	1,191

Net income of the fund before movement in unallocated surplus	2,172	3,922	(1,920)
Movement in unallocated surplus	70	(1,893)	4,769

Surplus for distribution	2,242	2,029	2,849

Surplus for distribution allocated as follows:
—90% policyholders bonus (as shown above)	2,019	1,827	2,565
—10% shareholders' transfers	223	202	284

	2,242	2,029	2,849

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

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

        Prudential's with-profits annuities, which are written in the WPSF, combine the income features of annuity products with the investment smoothing features of with-profits products and enable policyholders to obtain exposure to investment return on the WPSF's equity shares, property and other investment categories over time. Policyholders select a "required smoothed return bonus" from the specific range Prudential offers for the particular product. The amount of the annuity payment each year depends upon the relationship between the anticipated bonus rate selected by the policyholder when the product is purchased and the smoothed return bonus rates Prudential subsequently declares each year during the term of the product. If the total bonus rates fall below the anticipated rate, then the annuity income falls.

        At December 31, 2010, £35.6 billion (2009: £32.3 billion) of investments relate to annuity business of PAL and PRIL. These investments are predominantly in debt securities (including retail price index-linked bonds to match retail price index-linked annuities), loans and deposits and are duration matched with the estimated duration of the liabilities they support.

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

        The Group's main exposure to guaranteed annuities in the UK is through SAIF and a provision of £336 million was held in SAIF at December 31, 2010 (2009: £284 million) to honor the guarantees. As

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

SAIF is a separate sub-fund solely for the benefit of policyholders of SAIF this provision has no impact on the financial position of the Group's shareholders' equity.

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

December 31, 2010

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

        The provisions have been determined on a basis consistent with the detailed methodology included in regulations contained in the FSA's rules for the determination of reserves on the FSA's "realistic" Peak 2 basis. In aggregate, the regime has the effect of placing a value on the liabilities of UK with-profits contracts, which reflects the amounts expected to be paid based on the current value of investments held by the with-profits funds and current circumstances. These contracts are a combination of insurance and investment contracts with discretionary participation features, as defined by IFRS 4.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

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

December 31, 2010

D:    Life assurance business (Continued)

start of the dislocated markets in 2007. The allowance that should therefore be made for credit risk remains a particular area of judgment.

        The additional yield received on corporate bonds relative to swaps can be broken into the following constituent parts:

  (a)
  the expected level of future defaults;

  (b)
  the credit risk premium that is required to compensate for the potential volatility in default levels;

  (c)
  the liquidity premium that is required to compensate for the lower liquidity of corporate bonds relative to swaps; and

  (d)
  the mark to market risk premium that is required to compensate for the potential volatility in corporate bond spreads (and hence market values) at the time of sale.

        The sum of (c) and (d) is often referred to as "liquidity premium".

        The credit risk allowance is a function of the asset mix and the credit quality of the underlying portfolio. At December 31, 2010, 84 per cent (2009: 80 per cent) of the assets backing the shareholder annuity and other business were debt securities as shown in D2(a). This comprises both government and corporate bonds. Government bonds are generally given a credit default allowance of zero. For corporate bonds the credit allowance varies by credit rating. An analysis of the credit ratings of debt securities is included in note D2(d).

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

        The weighted components of the bond spread over swap rates for shareholder-backed fixed and linked annuity business for PRIL at December 31, 2010, December 31, 2009 and December 31, 2008 based on the asset mix at the relevant balance sheet dates are as follows:

	2010
	Pillar I Regulatory basis	Adjustment from regulatory to IFRS basis (note (v))	IFRS
	(bps)	(bps)	(bps)
December 31, 2010
Bond spread over swap rates note(i)	160	—	160

Credit risk allowance		—
Long-term expected defaultsnote (ii)	16	—	16
Long-term credit risk premiumnote (iii)	10	—	10
Short-term allowance for credit risknote (iv)	42	(26)	16

Total credit risk allowance	68	(26)	42

Liquidity premium	92	26	118

	2009
	Pillar I Regulatory basis	Adjustment from regulatory to IFRS basis (note (v))	IFRS
	(bps)	(bps)	(bps)
December 31, 2009
Bond spread over swap ratesnote (i)	175	—	175

Credit risk allowance
Long-term expected defaultsnote (ii)	19	—	19
Long-term credit risk premiumnote (iii)	13	—	13
Short-term allowance for credit risknote (iv)	39	(24)	15

Total credit risk allowance	71	(24)	47

Liquidity premium	104	24	128

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

	2008
	Pillar I Regulatory basis	Adjustment from regulatory to IFRS basis (note (v))	IFRS
	(bps)	(bps)	(bps)
December 31, 2008
Bond spread over swap ratesnote (i)	323	—	323

Credit risk allowance
Long-term expected defaultsnote (ii)	15	—	15
Long-term credit risk premiumnote (iii)	11	—	11
Short-term allowance for credit risknote (iv)	54	(25)	29

Total credit risk allowance	80	(25)	55

Liquidity premium	243	25	268

Notes

(i)
Bond spread over swap rates reflect market observed data.

(ii)
For the valuations prior to December 31, 2010, long-term expected defaults were derived by applying Moody's data from 1970 to 2004 uplifted by between 100 per cent (B) and 200 per cent (AAA) according to credit rating on the annuity asset portfolio. The credit rating assigned to each asset held was based on external credit rating and for this purpose the credit rating assigned to each asset held was the lowest credit rating published by Moody's, Standard and Poor's and Fitch.

  For the December 31, 2010 valuation, long-term expected defaults are derived by applying Moody's data from 1970 to 2009 and the definition of the credit rating used has been revised from the lowest credit rating to the second highest credit rating published by Moody's, Standard and Poor's and Fitch.

(iii)
For the valuations prior to December 31, 2010, the long-term credit risk premium provides compensation against the risk of potential volatility in the level of defaults and is derived by applying the 95th percentile from Moody's data from 1970 to 2004 to the annuity asset portfolio. For the December 31, 2010 valuation, the long-term credit risk premium is derived from Moody's data from 1970 to 2009.

  The combined effect of this change and the changes described in (ii) above is neutral on the long-term credit risk allowance for PRIL.

(iv)
The short-term allowance for credit risk assumed in the Pillar 1 solvency valuations at December 31, 2008 was determined as 25 per cent of the increase in corporate bond spreads (as estimated from the movements in published corporate bond indices) since December 31, 2006. Subsequent to this date movements have reflected events in the period, namely the impact of credit migration, the decision not to release favorable default experience, new business and asset trading amongst other items. This is demonstrated by the analyses below.

(v)
The very prudent Pillar 1 regulatory basis reflects the overriding objective of ensuring sufficient provisions and capital to ensure payments to policyholders can be made. The approach for IFRS aims to establish liabilities that are closer to "best estimate". IFRS default assumptions are therefore set between the EEV and Pillar I assumptions.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

Factors affecting the credit risk allowance at December 31, 2010

        The main factors influencing the credit risk allowance at December 31, 2010 are as follows:

(a)   Credit downgrades and default experience

        The credit risk allowances have been adjusted during 2010 to take account of emerging downgrade and default experience. Experience in relation to changes in credit rating has improved in 2010 and no assets defaulted for the PRIL business during the year. The allowance for short-term downgrades has been reduced to offset the impact of credit downgrades on the long-term assumptions. In addition, the allowance for short-term defaults has been updated to eliminate any experience profits that would otherwise have arisen due to default experience being better than allowed for in the opening reserves.

(b)   Asset trading

        Since the second half of 2009, the Group started trading out of subordinated financial debt into higher quality assets. The continuation of the reduction in the subordinated financial debt holdings in 2010 improved the overall credit quality of the corporate bond portfolio and so allowed for a release of long-term credit reserves.

        On a Pillar 1 basis this transaction had no overall impact on the solvency surplus of PRIL, the PAC non-participating sub-fund and PAL. On an IFRS basis, the reduction in subordinated financial debt holdings generated a pre-tax IFRS operating loss of £4 million (2009: loss of £51 million).

(c)   Asset purchases in respect of new business

        Similar to 2009, the assets purchased during 2010 to back new business have been of better average credit quality than the assets held at December 31, 2008, in particular no subordinated bank debt or sub-investment grade assets have been bought to back new business. As a result of the lower credit risk of the new business assets the overall allowance for credit risk required at December 31, 2010 is reduced when the new business assets and in-force assets are aggregated together.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

(d)   Overall impact on the PRIL credit risk allowance

        After taking account of the factors noted above the movement on the average basis points allowances for PRIL on the Pillar 1 regulatory and IFRS bases are as follows:

	Pillar 1 Regulatory basis			IFRS
	Long-term	Short-term	Total	Long-term	Short-term	Total
	(bps)	(bps)	(bps)	(bps)	(bps)	(bps)
Total allowance for credit risk at December 31, 2009	32	39	71	32	15	47
Credit downgrades	1	(1)	—	1	(1)	—
Retention of surplus from favorable default experience	—	7	7	—	3	3
Asset trading	(5)	—	(5)	(5)	—	(5)
New business	—	(2)	(2)	—	(1)	(1)
Other	(2)	(1)	(3)	(2)	—	(2)

Total allowance for credit risk at December 31, 2010	26	42	68	26	16	42

        Overall this has led to the credit allowance for Pillar 1 purposes to be 43 per cent (2009: 41 per cent) of the bond spread over swap rates. For IFRS purposes it represents 26 per cent (2009: 27 per cent) of the bond spread over swap rates.

        The reserves for credit risk allowance at December 31, 2010 for UK shareholder annuity fund were as follows:

	Pillar 1 Regulatory basis			IFRS
	Long term	Short term	Total	Long term	Short term	Total
	£ billion	£ billion	£ billion	£ billion	£ billion	£ billion
PRIL	0.6	1.0	1.6	0.6	0.4	1.0
PAC non-profit sub-fund	0.1	0.1	0.2	0.1	—	0.1

Total	0.7	1.1	1.8	0.7	0.4	1.1

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

        In 2009, Prudential's annuity business liabilities were determined using the Continuous Mortality Investigation ("CMI") medium cohort projections with a floor. In November 2009 a new mortality projection model was released by the CMI. This model is expected to become the new industry standard. The new model has been applied in determining the 2010 results with calibration to reflect an appropriate view of future mortality improvement. In recognition of the trend in assumed mortality

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

improvements the Company has in previous years included margins in its annuity liabilities. In determining the 2010 results the appropriate level of these margins has been reassessed. See note D2 (i) below for the net effect of applying the new model, releases of margin, and changes to other related mortality assumptions.

        The tables and range of percentages used are set out in the following tables:

	PAL		PRIL
2010	Males	Females	Males	Females
In payment	92%—98% PCMA00 with future improvements in line with Prudential's own calibration of the CMI 2009 mortality model, with a long term improvement rate of 2.25%.	88%—100% PCFA00 with future improvements in line with Prudential's own calibration of the CMI 2009 mortality model, with a long term improvement rate of 1.25%.	94%—95% PCMA00 with future improvements in line with Prudential's own calibration of the CMI 2009 mortality model, with a long term improvement rate of 2.25%.	86%—97% PCFA00 with future improvements in line with Prudential's own calibration of the CMI 2009 mortality model, with a long term improvement rate of 1.25%.
In deferment	AM92 minus 4 years	AF92 minus 4 years	AM92 minus 4 years	AF92 minus 4 years
	PAL		PRIL
2009	Males	Females	Males	Females
In payment	102%—126% PNMA00 (C = 2000) with medium cohort improvement table with a minimum annual improvement of 2.25% up to age 90, tapering to zero at age 120	84%—117% PNFA00 (C = 2000) with 75% of medium cohort improvement table with a minimum annual improvement of 1.25% up to age 90, tapering to zero at age 120	96%—102% PNMA00 (C = 2000) with medium cohort improvement table with a minimum annual improvement of 2.25% up to age 90, tapering to zero at age 120	87%—98% PNFA00 (C = 2000) with 75% of medium cohort improvement table with a minimum annual improvement of 1.25% up to age 90, tapering to zero at age 120
In deferment	AM92 minus 4 years	AF92 minus 4 years	AM92 minus 4 years	AF92 minus 4 years
	PAL		PRIL
2008	Males	Females	Males	Females
In payment	102%—126% PNMA00 (C = 2000) with medium cohort improvement table with a minimum annual improvement of 2.25% up to age 90, tapering to zero at age 120	84%—117% PNFA00 (C = 2000) with 75% of medium cohort improvement table with a minimum annual improvement of 1.25% up to age 90, tapering to zero at age 120	97%—102% PNMA00 (C = 2000) with medium cohort improvement table with a minimum annual improvement of 2.25% up to age 90, tapering to zero at age 120	88%—98% PNFA00 (C = 2000) with 75% of medium cohort improvement table with a minimum annual improvement of 1.25% up to age 90, tapering to zero at age 120
In deferment	AM92 minus 4 years	AF92 minus 4 years	AM92 minus 4 years	AF92 minus 4 years

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

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

(h)   Reinsurance

        The Group's UK insurance business cedes only minor amounts of business outside the Group. During 2010, reinsurance premiums for externally ceded business were £128 million (2009: £122 million; 2008: £61 million) and reinsurance recoverable insurance assets were £608 million (2009: £502 million) in aggregate. The gains and losses recognized in profit and loss for the 2010 contracts were immaterial. During 2009 the Group's UK insurance business wrote a longevity swap on certain aspects of the UK's annuity back-book liabilities. This resulted in a one-off benefit of £34 million to IFRS profit before tax in 2009. The gains and losses recognized in profit and loss for other contracts in 2009 were immaterial.

(i)    Effect of changes in assumptions used to measure insurance assets and liabilities

2010

Credit risk

        The approach to reserving for credit risk is set out in note D2(g)(iii).

Other operating assumption changes

        Note D2(g)(iii) above explains the application of a new mortality projection model in 2010 to determine the Prudential's annuity business.

        The net effect of applying the new model, releases of margins and changes to other related mortality assumptions for shareholder-backed business is a credit of £8 million. With a £38 million benefit from altered expense assumptions the overall credit for shareholder-backed business is £46 million.

        For the with-profits sub-fund, the aggregate effect of assumption changes in 2010 was a net charge to unallocated surplus of £62 million, relating to changes in mortality, expense, persistency and economic assumptions.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

2009

Credit risk

        The approach to reserving for credit risk is set out in note D2 (g)(iii).

Other operating assumptions changes

        Overall mortality experience was in line with expectations and no change was therefore required to the overall strength of mortality assumptions at December 31, 2009.

        For the shareholder-backed business, the aggregate effect of assumption changes in 2009 was a net credit to the shareholder result of £46 million, primarily related to changes to the deflation reserve, expense assumptions and modeling changes.

        For the with-profits sub-fund, the aggregate effect of assumption changes in 2009 was a net credit to unallocated surplus of £65 million principally for altered expense assumptions.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

Aggregate effect of assumptions changes

        For UK insurance operations, the effects of assumptions changes for 2008 were as follows:

	2008
	With-profits sub-fund	Shareholder-backed business
	£ million	£ million
Effect of strengthening of mortality assumptions	(60)	(4)
Modeling of management actionsnote (a)	421	—
Weakening of other assumptions	75	—

	436	(4)
Release of other margins:
Projected benefit related	10	10
Investment related:
Additional credit default margins	(369)	note (b)(413)
Deflation risk margins	(30)	(32)
Expense related	36	(8)

Net credit to unallocated surplus	83

Net charge to shareholder result		(447)

Notes

(a)
The £421 million credit for modeling of management actions relates primarily to enhancements for actions in the event of solvency distress scenarios.

(b)
Net of additional credit risk allowance attaching to effect of portfolio balancing described above.

(c)
In 2008, no changes to mortality assumptions were made or necessary.

(j)    Sensitivity of IFRS basis profit or loss and equity to market and other risks

        The risks to which the IFRS basis results of the UK insurance operations are sensitive are asset/liability matching, mortality experience and payment assumptions for shareholder-backed annuity business. Further details are described below.

(i)    With-profits business

SAIF

        Shareholders have no interest in the profits of SAIF but are entitled to the asset management fees paid on the investment of the assets of the fund.

With-profits sub-fund business

        For with-profits business (including non-participating business of PAL which is owned by the WPSF) adjustments to liabilities and any related tax effects are recognized in the income statement. However, except for any impact on the annual declaration of bonuses, shareholders' profit for with-profits business

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

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

        The level of unallocated surplus is particularly sensitive to the level of investment returns on the portion of the life fund assets that represents the surplus. The effects for 2010 and 2009 are demonstrated in note D5.

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

  •
  changes in renewal expense levels.

        A decrease in assumed mortality rates of one per cent would decrease gross profits by approximately £53 million (2009: £44 million). A decrease in credit default assumptions of five basis points would increase gross profits by £119 million (2009: £91 million). A decrease in renewal expenses (excluding asset management expenses) of five per cent would increase gross profits by £23 million (2009: £17 million). The effect on profits would be approximately symmetrical for changes in assumptions that are directionally opposite to those explained above.

(iii)   Unit-linked and other business

        Unit-linked and other business represents a comparatively small proportion of the in-force business of the UK insurance operations.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

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

	2010				2009
	A decrease of 2%	A decrease of 1%	An increase of 1%	An increase of 2%	A decrease of 2%	A decrease of 1%	An increase of 1%	An increase of 2%
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Carrying value of debt securities and derivatives	6,547	2,938	(2,434)	(4,481)	5,372	2,422	(2,020)	(3,731)
Policyholder liabilities	(5,977)	(2,723)	2,109	3,929	(5,125)	(2,304)	1,905	3,498
Related deferred tax effects	(154)	(58)	88	149	(69)	(33)	32	65

Net sensitivity of profit after tax and shareholders' equity	416	157	(237)	(403)	178	85	(83)	(168)

        In addition the shareholder-backed portfolio of UK non-linked insurance operations covering liabilities and shareholders' equity includes equity securities and investment property. Excluding any second order effects on the measurement of the liabilities for future cash flows to the policyholder, a fall

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

in their value would have given rise to the following effects on pre-tax profit, profit after tax, and shareholders' equity.

	2010		2009
	A decrease of 20%	A decrease of 10%	A decrease of 20%	A decrease of 10%
	£ million	£ million	£ million	£ million
Pre-tax profit	(302)	(151)	(292)	(146)
Related deferred tax effects	82	41	82	41

Net sensitivity of profit after tax and shareholders' equity	(220)	(110)	(210)	(105)

        A 10 or 20 per cent increase in their value would have an approximately equal and opposite effect on profit and shareholders' equity to the sensitivities shown above. The market risk sensitivities shown above reflect the impact of temporary market movements and, therefore, the primary effect of such movements would, in the Group's segmental analysis of profits, be included within the short-term fluctuations in investment returns.

        In the equity risk sensitivity analysis given above, the Group has considered the impact of an instantaneous 20 per cent fall in equity markets. If equity markets were to fall by more than 20 per cent, the Group believes that this would not be an instantaneous fall but rather this would be expected to occur over a period of time during which the Group would be able to put in place mitigating management actions.

(k)   Duration of liabilities

        With the exception of most unitized with-profits bonds and other whole of life contracts the majority of the contracts of the UK insurance operations have a contract term. However, in effect, the maturity term of contracts reflects the earlier of death, maturity, or lapsation. In addition, with-profits contract liabilities as noted in note D2(g) include projected future bonuses based on current investment values. The actual amounts payable will vary with future investment performance of SAIF and the WPSF.

        The tables below show the carrying value of the policyholder liabilities. Separately, the Group uses cash flow projections of expected benefit payments as part of the determination of the value of in-force business when preparing EEV basis results. The tables below also show the maturity profile of the cash

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

flows used for 2010 and 2009 for that purpose for insurance contracts, as defined by IFRS, i.e. those containing significant insurance risk, and investment contracts, which do not.

	2010
	With-profits business			Annuity business (Insurance contracts)			Other
	Insurance contracts	Investment contracts	Total	PAL	PRIL	Total	Insurance contracts	Investment contracts	Total	TOTAL
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Policyholder liabilities	43,691	25,613	69,304	12,282	16,442	28,724	11,737	15,765	27,502	125,530

	%	%	%	%	%	%	%	%	%	%

Expected maturity:
0 to 5 years	46	31	40	32	29	30	35	29	32	36
5 to 10 years	25	25	25	25	23	24	26	21	23	24
10 to 15 years	13	19	16	18	17	18	18	20	19	17
15 to 20 years	7	14	10	12	13	12	10	11	11	11
20 to 25 years	4	8	6	7	8	8	6	8	7	7
Over 25 years	5	3	3	6	10	8	5	11	8	5

	2009
	With-profits business			Annuity business (Insurance contracts)			Other
	Insurance contracts	Investment contracts	Total	PAL	PRIL	Total	Insurance contracts	Investment contracts	Total	TOTAL
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Policyholder liabilities	40,780	24,780	65,560	11,969	14,292	26,261	10,614	13,794	24,408	116,229

	%	%	%	%	%	%	%	%	%	%

Expected maturity:
0 to 5 years	50	29	41	32	31	32	34	35	35	38
5 to 10 years	26	25	26	25	23	24	25	22	23	25
10 to 15 years	13	19	15	18	17	17	18	19	18	16
15 to 20 years	6	14	9	11	12	12	11	11	11	10
20 to 25 years	3	9	6	7	8	7	7	6	6	6
Over 25 years	2	4	3	7	9	8	5	7	7	5

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

D3:    US insurance operations

(a)   Summary results and statement of financial position

(i)    Results and movements in shareholders' equity

	2010	2009(i)	2008(i)
	£ million	£ million	£ million
Operating profit based on longer-term investment returns	833	618	335
Short-term fluctuations in investment returns	(378)	(132)	(987)

Profit (loss) before shareholder tax	455	486	(652)
Tax	(117)	102	72

Profit (loss) for the year	338	588	(580)

	2010	2009	2008
	£ million	£ million	£ million
Profit (loss) for the year (as above)	338	588	(580)
Items recognized in other comprehensive income:
Exchange movements	85	(231)	545
Unrealized valuation movements on securities classified as available-for-sale:
Unrealized holding gains (losses) arising during the year	1,170	2,249	(2,482)
Less losses (gains) included in the income statement	51	420	378

Total unrealized valuation movements	1,221	2,669	(2,104)
Related change in amortization of deferred income and acquisition costs	(469)	(1,069)	831
Related tax	(247)	(557)	442

Total other comprehensive income (loss)	563	812	(286)

Total comprehensive income (loss) for the year	901	1,400	(866)
Dividends and interest payments to central companies and other movements	(97)	(87)	(126)

Net increase (decrease) in equity	804	1,313	(992)
Shareholders' equity at beginning of year	3,011	1,698	2,690

Shareholders' equity at end of year	3,815	3,011	1,698

(i)
The Group has amended the presentation of operating profit for its US insurance operations to remove the net equity hedge accounting effect (incorporating related amortization of deferred acquisition costs) and include it in short-term fluctuations. The 2009 and 2008 comparatives have been amended accordingly. Note A4(d)(ii) explains the effect of the change.

        Included within the movements in shareholders' equity is a net increase in value of Jackson's debt securities classified as "available-for-sale" under IAS 39 of £1,221 million (2009: £2,669 million; 2008: £2,104).

        With the exception of debt securities for US insurance operations classified as "available-for-sale" under IAS 39, unrealized value movements on the Group's investments are booked within the income

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

statement. However, for debt securities classified as "available-for-sale", unless impaired, fair value movements are recognized in other comprehensive income. Realized gains and losses, including impairments, are recorded in the income statement. This classification is applied for most of the debt securities of the Group's US operations. In 2010, Jackson recorded £124 million (2009: £630 million; 2008: £497 million) of impairment losses arising from:

	2010	2009	2008
	£ million	£ million	£ million
Residential mortgage-backed securities	71	509	167
Public fixed income	1	91	311
Other	52	30	19

	124	630	497

        Further details on the impairment losses recognized in the year are shown in note B1. Jackson's portfolio of debt securities is managed proactively with credit analysts closely monitoring and reporting on the credit quality of its holdings. Jackson continues to review its investments on a case-by-case basis to determine whether any decline in fair value represents an impairment. In addition, investments in structured securities are subject to a rigorous review of their future estimated cash flows, including expected and stress case scenarios, to identify potential shortfalls in contractual payments (both interest and principal). Impairment charges are recorded on structured securities when the Company forecasts a contractual payment shortfall. Situations where such a shortfall would not lead to a recognition of a loss are rare. However, some structured securities do not have a single determined set of future cash flows and instead, there can be a reasonable range of estimates that could potentially emerge. With this variability, there could be instances where the projected cash flow shortfall under management's base case set of assumptions is so minor that relatively small and justifiable changes to the base case assumptions would eliminate the need for an impairment loss to be recognized. The impairment loss reflects the difference between the fair value and book value.

        In 2010, there was a movement in the statement of financial position value for debt securities classified as available-for-sale from a net unrealized gain of £4 million to a net unrealized gain of £1,210 million (2009: net unrealized loss of £2,897 million to a net unrealized gain of £4 million; 2008: net unrealized loss of £136 million to a net unrealized loss of £2,897). This increase reflects the effects of tightening credit spreads in the US bond market and lower interest rates. During 2010, the gross unrealized gain in the statement of financial position increased from £281 million at December 31, 2008 to £970 million at December 31, 2009 and then to £1,580 million at December 31, 2010 while the gross unrealized loss decreased from £3,178 million at December 31, 2008 to £966 million at December 31, 2009 and then to £370 million at December 31, 2010. Details of the securities in an unrealized loss position are shown in D3(d) below.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

        These features are included in the table shown below of the movements in the values of available-for-sale securities:

		Changes in unrealized appreciation‡	Foreign exchange translation
	2010	Reflected as part of movement in other comprehensive income		2009
	£ million	£ million	£ million	£ million
Assets fair valued at below book value
Book value*	4,372			8,220
Unrealized loss	(370)	634	(38)	(966)

Fair value (as included in statement of financial position)	4,002			7,254

Assets fair valued at or above book value
Book value*	20,743			14,444
Unrealized gain	1,580	587	23	970

Fair value (as included in statement of financial position)	22,323			15,414

Total
Book value*	25,115			22,664
Net unrealized gain (loss)	1,210	1,221	(15)	4

Fair value (as included in statement of financial position)†	26,325			22,668

Reflected as part of movement in other comprehensive income
Movement in unrealized appreciation	1,221			2,669
Exchange movements	(15)			232

	1,206			2,901

*
Book value represents cost/amortized cost of the debt securities.

†
Debt securities for US operations as included in the statement of financial position of £26,366 million (2009: £22,831 million) comprise £26,325 million (2009: £22,668 million) in respect of securities classified as "available-for-sale" and £41 million (2009: £163 million) for securities of consolidated investment funds classified as fair value through profit and loss.

‡
Translated at the average rate of US$1.55: £1.

        Included within the movement in gross unrealized losses for the debt securities of Jackson of £634 million (2009: £1,925 million) as shown above was a net increase in value of £84 million (2009: £72 million decrease) relating to the sub-prime and Alt-A securities as referred to in section B5.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

(ii)   Statement of financial position

			US insurance operations
	Variable annuity separate account assets and liabilities note (i)	Fixed annuity, GIC and other business note (i)
			2010 Total	2009 Total
	£ million	£ million	£ million	£ million
Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs and other intangible assets	—	3,543	3,543	3,092

Total	—	3,543	3,543	3,092

Deferred tax assets	—	1,391	1,391	1,944
Other non-investment and non-cash assets	—	1,241	1,241	1,404
Investments of long-term business and other operations:
Investment properties	—	26	26	33
Financial investments:
Loansnote (ii)	—	4,201	4,201	4,319
Equity securities and portfolio holdings in unit trustsnote (v)	31,203	298	31,501	20,984
Debt securitiesnote D3(d)	—	26,366	26,366	22,831
Other investmentsnote (iii)	—	1,199	1,199	955
Deposits	—	212	212	454

Total investmentsnote G	31,203	32,302	63,505	49,576

Properties held for sale	—	3	3	3

Cash and cash equivalents	—	232	232	340

Total assets	31,203	38,712	69,915	56,359

Equity and liabilities
Equity
Shareholders' equity	—	3,815	3,815	3,011

Total equity	—	3,815	3,815	3,011

Liabilities
Policyholder liabilities:note (iv)
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	31,203	29,320	60,523	48,311

Total	31,203	29,320	60,523	48,311

Core structural borrowings of shareholder-financed operations	—	159	159	154
Operational borrowings attributable to shareholder-financed operations	—	90	90	203
Deferred tax liabilities	—	1,776	1,776	1,858
Other non-insurance liabilities	—	3,552	3,552	2,822

Total liabilities	31,203	34,897	66,100	53,348

Total equity and liabilities	31,203	38,712	69,915	56,359

Notes

(i)
Assets and liabilities attaching to variable annuity business that are not held in the separate account are shown within other business.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

(ii)
Loans

  The loans of the Group's US insurance operations of £4,201 million (2009: £4,319 million) comprise mortgage loans of £3,641 million (2009: £3,774 million), policy loans of £548 million (2009: £530 million) and other loans of £12 million (2009: £15 million). All of the mortgage loans are commercial mortgage loans which are collateralized by properties. The property types are mainly industrial, multi-family residential, suburban office, retail and hotel. The breakdown by property type is as follows:

	2010	2009
	%	%
Industrial	31	32
Multi-family residential	18	18
Office	19	20
Retail	21	19
Hotels	10	10
Other	1	1

	100	100

  The US insurance operations' commercial mortgage loan portfolio does not include any single-family residential mortgage loans and is therefore not exposed to the risk of defaults associated with residential sub-prime mortgage loans. The average loan size is £6.6 million (2009: £6.3 million). The portfolio has a current estimated average loan to value of 73 per cent (2009: 74 per cent) which provides significant cushion to withstand substantial declines in value.

  The policy loans are fully secured by individual life insurance policies or annuity policies. These loans are accounted for at amortized cost, less any impairment.

(iii)
Other investments comprise:

	2010	2009
	£ million	£ million
Derivative assetsnote G3*	645	519
Partnerships in investment pools and other†	554	436

	1,199	955

*
In the US, Prudential uses derivatives to reduce interest rate risk, to facilitate efficient portfolio management to match liabilities under annuity policies, and for certain equity-based product management activities. After taking account of the derivative liability of £799 million (2009: £461 million), which is also included in the statement of financial position, the derivative position for US operations is a net liability of £154 million (2009: £58 million).

†
Partnerships in investment pools and other comprise primarily investments in limited partnerships. These include interest in the PPM America Private Equity Fund and diversified investments in 161 (2009: 159) other partnerships by independent money managers that generally invest in various equities and fixed income loans and securities.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

(iv)
Summary policyholder liabilities (net of reinsurance) and reserves at December 31, 2010

  The policyholder liabilities, net of reinsurers' share of £694 million (2009: £667 million), reflect balances in respect of the following:

	2010	2009
	£ million	£ million
Policy reserves and liabilities on non-linked business:
Reserves for future policyholder benefits and claims payable	1,567	1,645
Deposits on investment contracts (as defined under IFRS "grandfathered" US GAAP)	25,494	23,706
Guaranteed investment contracts	1,565	1,654
Unit-linked (variable annuity) business	31,203	20,639

	59,829	47,644

  In addition to the policyholder liabilities above, Jackson has entered into a program of funding arrangements under contracts which, in substance, are almost identical to GICs. The liabilities under these funding arrangements totaled £1,411 million (2009: £1,444 million) and are included in "other non-insurance liabilities" in the statement of financial position above.

(v)
Equity securities and portfolio holdings in unit trusts include investments in mutual funds, the majority of which are equity based.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

(b)   Reconciliation of movement in investments

        A reconciliation of the total investments of US insurance operations from the beginning of the year to the end of the year is as follows:

	Variable annuity separate account assets and liabilities	Fixed annuity, GIC and other business	US insurance operations Total
	£ million	£ million	£ million
At January 1, 2009
Total investments (including derivative assets)	14,538	31,633	46,171
Less: Derivative liabilities	—	(863)	(863)
Directly held investments, net of derivative liabilities	14,538	30,770	45,308

Net cash inflow (outflow) from operating activities	4,050	(1,295)	2,755
Realized losses in the year	—	(529)	(529)
Unrealized gains and losses and exchange movements in the year	2,051	(470)	1,581

Movement in the year of directly held investments, net of derivative liabilities	6,101	(2,294)	3,807
At December 31, 2009/January 1, 2010
Total investments (including derivative assets)	20,639	28,937	49,576
Less: Derivative liabilitiesnote G3	—	(461)	(461)
Directly held investments, net of derivative liabilities	20,639	28,476	49,115

Net cash inflow from operating activities	6,441	865	7,306
Realized gains in the year	—	21	21
Unrealized gains and losses and exchange movements in the year	4,123	2,141	6,264

Movement in the year of directly held investments, net of derivative liabilities	10,564	3,027	13,591
At December 31, 2010
Total investments (including derivative assets)	31,203	32,302	63,505
Less: Derivative liabilitiesnote G3	—	(799)	(799)

Directly held investments, net of derivative liabilities	31,203	31,503	62,706

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

(c)   Reconciliation of movement in policyholder liabilities

        A reconciliation of the total policyholder liabilities of US insurance operations from the beginning of the year to the end of the year is as follows:

	Variable annuity separate account liabilities	Fixed annuity, GIC and other business	US insurance operations Total
	£ million	£ million	£ million
At January 1, 2009	14,538	30,823	45,361
Premiums	4,667	4,510	9,177
Surrenders	(882)	(2,373)	(3,255)
Maturities/Deaths	(199)	(534)	(733)

Net cash flowsnote (b)	3,586	1,603	5,189
Transfers from general to separate account	984	(984)	—
Investment-related items and other movementsnote (c)	3,368	(382)	2,986
Foreign exchange translation differencesnote (a)	(1,837)	(3,388)	(5,225)

At December 31, 2009/ January 1 2010	20,639	27,672	48,311

Premiums	7,420	4,315	11,735
Surrenders	(1,403)	(2,195)	(3,598)
Maturities/Deaths	(259)	(510)	(769)

Net flowsnote (b)	5,758	1,610	7,368
Transfers from general to separate account	1,411	(1,411)	—
Investment-related items and other movementsnote (c)	2,875	589	3,464
Foreign exchange translation differencesnote (a)	520	860	1,380

At December 31, 2010	31,203	29,320	60,523
Average policyholder liabilities
2010	25,921	28,496	54,417
2009	17,589	29,248	46,837

Notes

(a)
Movements in the year have been translated at an average rate of 1.55 (2009: 1.57). The closing balance has been translated at closing rate of 1.57 (2009: 1.61). Differences upon retranslation are included in foreign exchange translation differences of £1,380 million (2009: £5,225 million).

(b)
Net flows for the year were £7,368 million compared with £5,189 million in 2009, driven largely by increased new business volumes for the variable annuity business.

(c)
Positive investment-related items and other movements in variable annuity separate account liabilities of £2,875 million in 2010 and £3,368 million in 2009 represent increases in the US equity market during the respective periods. Fixed annuity, GIC and other business investment and other movements primarily reflects the movement in the valuation of the product guarantees and interest credited to policyholder accounts. In 2010, interest credited exceeded the small reduction in the guarantee valuation to give an overall increase in liabilities. In 2009, there was a more significant fall in the valuation of guarantees.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

(d)   Information on credit risks of debt securities

Summary	2010 Carrying value	2009 Carrying value
	£ million	£ million
Corporate and government security and commercial loans:
Government	2,440	379
Publicly traded and SEC Rule 144A securities	14,747	12,959
Non-SEC Rule 144A securities	3,044	3,117

Total	20,231	16,455
Residential mortgage-backed securities	2,784	3,316
Commercial mortgage-backed securities	2,375	2,104
Other debt securities	976	956

Total debt securities	26,366	22,831

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

        The following table shows the quality of the publicly traded and non-SEC Rule 144A debt securities by NAIC classifications:

	2010		2009
	Carrying value		Carrying value
	£ million	% of total	£ million	% of total
NAIC designation:
1	5,338	36	4,688	36
2	8,550	58	7,508	58
3	644	5	598	5
4	201	1	122	1
5	11	—	40	—
6	3	—	3	—

	14,747	100	12,959	100

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

        The following table shows the quality of the non-SEC Rule 144A private placement portfolio by NAIC classifications:

	2010		2009
	Carrying value		Carrying value
	£ million	% of total	£ million	% of total
NAIC designation:
1	1,125	37	1,084	35
2	1,772	58	1,792	57
3	114	4	162	5
4	18	1	54	2
5	13	—	20	1
6	2	—	5	—

	3,044	100	3,117	100

        Included within other debt securities of £976 million (2009: £956 million) in the summary shown above are £723 million (2009: £652 million) of asset-backed securities held directly by Jackson, of which £527 million (2009: £447 million) were NAIC designation 1 and £135 million (2009: £152 million) NAIC designation 2. In addition, other debt securities includes £211 million (2009: £172 million) in respect of securities held by the Piedmont trust entity and £42 million (2009: £132 million) from the consolidation of investment funds managed by PPM America.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

        In addition to the ratings disclosed above, the following table summarizes by rating the debt securities, as at December 31, 2010 using Standard and Poor's (S&P), Moody's, Fitch and implicit ratings of mortgage-backed securities (MBS) based on NAIC valuations:

	2010	2009
	Carrying value	Carrying value
	£ million	£ million
S&P—AAA	4,187	3,287
S&P—AA+ to AA-	801	846
S&P—A+ to A-	5,156	5,192
S&P—BBB+ to BBB-	8,202	7,659
S&P—Other	866	895

	19,212	17,879

Moody's—Aaa	34	273
Moody's—Aa1 to Aa3	32	43
Moody's—A1 to A3	36	32
Moody's—Baa1 to Baa3	73	64
Moody's—Other	135	57

	310	469

Implicit ratings of MBS based on NAIC valuations (see below)
NAIC 1	3,083	747
NAIC 2	181	105
NAIC 3-6	232	473

	3,496	1,325

Fitch	176	281
Other*	3,172	2,877

Total debt securities	26,366	22,831

*
The amounts within Other which are not rated by S&P, Moody's, Fitch nor are MBS securities using the revised regulatory ratings have the following NAIC classifications:

	2010	2009
	£ million	£ million
NAIC 1	1,193	1,102
NAIC 2	1,849	1,623
NAIC 3-6	130	152

	3,172	2,877

        In the table above, with the exception of some residential mortgage-backed securities and commercial mortgage-backed securities for 2010, and for residential mortgage-backed securities for 2009, commercial mortgage-backed securities S&P ratings have been used where available. For securities where S&P ratings are not immediately available, those produced by Moody's and then Fitch have been

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

used as an alternative. During 2009, the NAIC in the US revised the regulatory ratings process for more than 20,000 residential mortgage-backed securities. In addition, in 2010, the NAIC expanded the revised process to include commercial mortgage-backed securities. The table above includes these securities, where held by Jackson, using the regulatory rating levels established by external third parties (PIMCO for residential mortgage-backed securities and BlackRock Solutions for commercial mortgage-backed securities).

(ii)   Determining the fair value of debt securities when the markets are not active

        Under IAS 39, unless categorized as "held to maturity" or "loans and receivables" debt securities are required to be fair valued. Where available, quoted market prices are used. However, where securities do not have an externally quoted price based on regular trades or are quoted in markets that are no longer active as a result of market conditions, IAS 39 requires that valuation techniques be applied. Note G1 sets out further details of the Group's approach to determining fair value and classifies these fair values into a three level hierarchy as required by IFRS 7. At December 31, 2010, 0.3 per cent of Jackson's debt securities were classified as level 3 (2009: three per cent) comprising fair values where there are significant inputs which are not based on observable market data.

(iii)   Asset-backed securities funds exposures

        Included within the debt securities of Jackson at December 31, 2010 are exposures to asset-backed securities as follows:

	2010	2009
	£ million	£ million
RMBS Sub-prime (31 Dec 2010: 40% AAA, 11% AA)†	224	194
Alt-A (31 Dec 2010: 15% AAA, 6% AA)	415	443
Prime including agency (31 Dec 2010: 79% AAA, 2% AA)	2,145	2,679
CMBS (31 Dec 2010: 36% AAA, 15% AA)†	2,375	2,104
CDO funds (31 Dec 2010: 4% AAA, 4% AA)*, including £1 million exposure to sub-prime	162	79
ABS (31 Dec 2010: 26% AAA, 20% AA), including £37 million exposure to sub-prime	814	877

	6,135	6,376

*
Including Group's economic interest in Piedmont and other consolidated CDO funds.

†
MBS ratings refer to the rating implicit within NAIC risk-based capital valuation (see D3(i) previous page).

        Jackson defines its exposure to sub-prime mortgages as investments in residential mortgage-backed securities in which the underlying borrowers have a US Fair Isaac Credit Organization (FICO) credit score of 680 or lower.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

(iv)  Debt securities classified as available-for-sale in an unrealized loss position

        The following tables show some key attributes of those securities that are in an unrealized loss position at December 31, 2010.

(a)   Fair value of securities as a percentage of book value

        The unrealized losses in Jackson's statement of financial position on unimpaired securities are £370 million (2009: £966 million). This relates to assets with fair market value and book value of £4,002 million (2009: £7,254 million) and £4,372 million (2009: £8,220 million) respectively.

        The following table shows the fair value of the debt securities in a gross unrealized loss position for various percentages of book value at December 31:

	2010		2009
Fair value of securities as a percentage of book value	Fair value	Unrealized loss	Fair value	Unrealized loss
	£ million	£ million	£ million	£ million
Between 90% and 100%	3,390	(102)	5,127	(169)
Between 80% and 90%	273	(44)	1,201	(203)
Below 80%note (d)	339	(224)	926	(594)

Total	4,002	(370)	7,254	(966)

        Included within the table above are amounts relating to sub-prime and Alt-A securities of:

	2010		2009
Fair value of securities as a percentage of book value	Fair value	Unrealized loss	Fair value	Unrealized loss
	£ million	£ million	£ million	£ million
Between 90% and 100%	98	(6)	102	(3)
Between 80% and 90%	55	(9)	160	(28)
Below 80%note (d)	56	(25)	159	(88)

Total	209	(40)	421	(119)

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

(b)   Unrealized losses by maturity of security

	2010	2009
	Unrealized loss	Unrealized loss
	£ million	£ million
Less than 1 year	—	—
1 to 5 years	(6)	(29)
5 to 10 years	(47)	(127)
More than 10 years	(49)	(92)
Mortgage-backed and other debt securities	(268)	(718)

Total	(370)	(966)

(c)   Age analysis of unrealized losses for the years indicated

        The following table shows the aged analysis for all the unrealized losses in the portfolio by reference to the length of time the securities have been in an unrealized loss position:

	2010			2009
Aged analysis	Non- investment grade	Investment grade	Total	Non- investment grade	Investment grade	Total
	£ million	£ million	£ million	£ million	£ million	£ million
Less than 6 months	(3)	(67)	(70)	(7)	(51)	(58)
6 months to 1 year	(2)	—	(2)	(25)	(59)	(84)
1 year to 2 years	(13)	(20)	(33)	(59)	(234)	(293)
2 years to 3 years	(27)	(55)	(82)	(125)	(199)	(324)
More than 3 years	(58)	(125)	(183)	(35)	(172)	(207)

Total	(103)	(267)	(370)	(251)	(715)	(966)

        At December 31, 2010, the gross unrealized losses in the statement of financial position for the sub-prime and Alt-A securities in an unrealized loss position were £40 million (2009: £119 million), as shown above in note (a). Of these losses £1 million (2009: £21 million) relate to securities that have been in an unrealized loss position for less than one year and £39 million (2009: £98 million) to securities that have been in an unrealized loss position for more than one year.

(d)   Securities whose fair value were below 80 per cent of the book value

        As shown in the table (a) above, £224 million of the £370 million of gross unrealized losses at December 31, 2010 (2009: £594 million of the £966 million of gross unrealized losses) related to securities whose fair values were below 80 per cent of the book value. The analysis of the £224 million,

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

(2009: £594 million) by category of debt securities and by age analysis indicating the length of time for which their fair value was below 80 per cent of the book value, are as follows:

	2010		2009
Category analysis	Fair value	Unrealized loss	Fair value	Unrealized loss
	£ million	£ million	£ million	£ million
Residential mortgage-backed securities
Prime(including agency)	88	(39)	322	(153)
Alt-A	15	(4)	77	(33)
Sub-prime	41	(20)	82	(55)

	144	(63)	481	(241)
Commercial mortgage-backed securities	8	(29)	87	(86)
Other asset-backed securities	123	(105)	183	(188)

Total structured securities	275	(197)	751	(515)
Corporates	64	(27)	175	(79)

Total	339	(224)	926	(594)

        Age analysis of fair value being below 80 per cent for the period indicated:

	2010		2009
Age analysis	Fair value	Unrealized loss	Fair value	Unrealized loss
	£ million	£ million	£ million	£ million
Less than 3 months	—	(1)	153	(45)
3 months to 6 months	—	—	5	(3)
More than 6 months	339	(223)	768	(546)

Total	339	(224)	926	(594)

(e)   Products and guarantees

        Jackson provides long-term savings and retirement products to retail and institutional customers throughout the US. Jackson offers fixed annuities (interest-sensitive, fixed indexed and immediate annuities), variable annuities (VA), life insurance and institutional products.

(i)    Fixed annuities

Interest-sensitive annuities

        At December 31, 2010, interest-sensitive fixed annuities accounted for 19 per cent (2009: 24 per cent) of policy and contract liabilities of Jackson. Interest-sensitive fixed annuities are primarily deferred annuity products that are used for retirement planning and for providing income in retirement. They permit tax-deferred accumulation of funds and flexible payout options.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

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

        The policy provides that at Jackson's discretion it may reset the interest rate, subject to a guaranteed minimum. The minimum guarantee varies from 1.5 per cent to 5.5 per cent (2009: 1.5 per cent to 5.5 per cent) depending on the jurisdiction of issue and the date of issue, with 78 per cent (2009: 82 per cent) of the fund at three per cent or less. The average guarantee rate is 3.1 per cent (2009: 3.1 per cent).

        Approximately 45 per cent (2009: 61 per cent) of the interest-sensitive fixed annuities Jackson wrote in 2010 provide for a market value adjustment, that could be positive or negative, on surrenders in the surrender period of the policy. This formula-based adjustment approximates the change in value that assets supporting the product would realize as interest rates move up or down. The minimum guaranteed rate is not affected by this adjustment.

Fixed indexed annuities

        Fixed indexed annuities accounted for nine per cent (2009: 10 per cent) of Jackson's policy and contract liabilities at December 31, 2010. Fixed indexed annuities vary in structure, but generally are deferred annuities that enable policyholders to obtain a portion of an equity-linked return (based on participation rates and caps) but provide a guaranteed minimum return. These guaranteed minimum rates are generally set at 1.25 to 3 per cent.

        Jackson hedges the equity return risk on fixed indexed products using futures and options linked to the relevant index as well as through offsetting equity exposure in the VA product. The cost of these hedges is taken into account in setting the index participation rates or caps. Jackson bears the investment and surrender risk on these products.

Immediate annuities

        At December 31, 2010, immediate annuities accounted for two per cent (2009: two per cent) of Jackson's policy and contract liabilities. Immediate annuities guarantee a series of payments beginning within a year of purchase and continuing over either a fixed period of years and/or the life of the policyholder. If the term is for the life of the policyholder, then Jackson's primary risk is mortality risk. The implicit interest rate on these products is based on the market conditions that exist at the time the policy is issued and is guaranteed for the term of the annuity.

(ii)   Variable annuities

        At December 31, 2010, VAs accounted for 58 per cent (2009: 49 per cent) of Jackson's policy and contract liabilities. VAs are deferred annuities that have the same tax advantages and payout options as interest-sensitive and fixed indexed annuities.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

        The primary differences between VAs and interest-sensitive or fixed indexed annuities are investment risk and return. If a policyholder chooses a VA, the rate of return depends upon the performance of the selected fund portfolio. Policyholders may allocate their investment to either the fixed or variable account. Investment risk on the variable account is borne by the policyholder, while investment risk on the fixed account is borne by Jackson through guaranteed minimum fixed rates of return. At December 31, 2010, approximately 12 per cent (2009: approximately 14 per cent) of VA funds were in fixed accounts.

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

(iii)   Life insurance

        Jackson's life insurance products accounted for seven per cent (2009: nine per cent) of Jackson's policy and contract liabilities at December 31, 2010. The products offered include variable universal life insurance, term life insurance and interest-sensitive life insurance.

(iv)  Institutional products

        Jackson's institutional products consist of GICs, funding agreements (including agreements issued in conjunction with Jackson's participation in the US Federal Home Loan Bank program) and medium-term note funding agreements. At December 31, 2010, institutional products accounted for five per cent of policy and contract liabilities (2009: six per cent). Under a traditional GIC, the policyholder makes a lump sum deposit. The interest rate paid is fixed and established when the contract is issued. If deposited funds are withdrawn earlier than the specified term of the contract, an adjustment is made that approximates a market value adjustment.

        Under a funding agreement, the policyholder either makes a lump sum deposit or makes specified periodic deposits. Jackson agrees to pay a rate of interest, which may be fixed but which is usually a floating short-term interest rate linked to an external index. The average term of the funding arrangements is one to two years. Funding agreements terminable by the policyholder with less than 90 days' notice account for less than one per cent (2009: one per cent) of total policyholder reserves.

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

December 31, 2010

D:    Life assurance business (Continued)

(f)   Exposure to market risk and risk management

        Jackson's main exposures are to market risk through its exposure to interest rate risk and equity risk. Approximately 91 per cent (2009: 90 per cent) of its general account investments support interest-sensitive and fixed indexed annuities, life business and surplus and nine per cent (2009: ten per cent) support institutional business. All of these types of business contain considerable interest rate guarantee features and, consequently, require that the assets that support them are primarily fixed income or fixed maturity.

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

        Jackson uses free-standing derivative instruments for hedging purposes. Additionally, certain liabilities, primarily trust instruments supported by funding agreements, fixed indexed annuities, certain GMWB variable annuity features and reinsured GMIB variable annuity features contain embedded derivatives as defined by IAS 39, "Financial Instruments: Recognition and Measurement". Jackson does not account for such derivatives as either fair value or cash flow hedges as might be permitted if the specific hedge documentation requirements of IAS 39 were followed. Financial derivatives, including derivatives embedded in certain host liabilities that have been separated for accounting and financial reporting purposes are carried at fair value.

        Value movements on the derivatives are reported within the income statement. In preparing Jackson's segment profit as shown in note B1, value movements on Jackson's derivative contracts, are included within short-term fluctuations in investment returns and excluded from operating results based

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

on longer-term investment returns (defined as segment profit). The types of derivatives used by Jackson and their purpose are as follows:

  •
  interest rate swaps generally involve the exchange of fixed and floating payments over the period for which Jackson holds the instrument without an exchange of the underlying principal amount. These agreements are used for hedging purposes;

  •
  put-swaption contracts provide the purchaser with the right, but not the obligation, to require the writer to pay the present value of a long-duration interest rate swap at future exercise dates. Jackson purchases and writes put-swaptions with maturities up to 10 years. Put-swaptions hedge against significant movements in interest rates;

  •
  equity index futures contracts and equity index options (including various call and put options and put spreads) are used to hedge Jackson's obligations associated with its issuance of fixed indexed immediate and deferred annuities and certain VA guarantees. These annuities and guarantees contain embedded options which are fair valued for financial reporting purposes;

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

  •
  spread cap options are used as a macro-economic hedge against declining short-term interest rates. Jackson receives quarterly settlements based on the spread between the two-year and the 10-year constant maturity swap rates in excess of a specified spread; and

  •
  credit default swaps, represent agreements under which Jackson has purchased default protection on certain underlying corporate bonds held in its portfolio. These contracts allow Jackson to sell the protected bonds at par value to the counterparty if a defined default event occurs in exchange for periodic payments made by Jackson for the life of the agreement.

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

December 31, 2010

D:    Life assurance business (Continued)

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

        In accordance with US GAAP, the grandfathered basis for IFRS, which specifies how certain guarantee features should be accounted for the GMDB and certain "for life" GMWB liabilities are not fair valued but are instead determined each period end by estimating the expected value of benefits in excess of the projected account balance and recognizing the excess ratably over the life of the contract based on total expected assessments. At December 31, 2010, these liabilities were valued using a series of deterministic investment performance scenarios, a mean investment return of 8.4 per cent (2009: 8.4 per cent) and assumptions for lapse, mortality and expense that are the same as those used in amortizing the capitalized acquisition costs.

        The direct GMIB liability is determined by estimating the expected value of the annuitization benefits in excess of the projected account balance at the date of annuitization and recognizing the excess ratably over the accumulation period based on total expected assessments.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

        The assumptions used for calculating the direct GMIB liability at December 31, 2010 and 2009 are consistent with those used for calculating the GMDB and "for life" GMWB liabilities. The change in these reserves, along with claim payments and associated fees included in reserves are included along with the hedge results in short-term fluctuations, resulting in removal of the market impact from the operating profit based on longer-term investment returns.

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

        GMWB "not for life" features, are considered to be embedded derivatives under IAS 39. Therefore, provisions for these benefits are recognized at fair value, with the change in fair value included in short-term fluctuations.

        For GMWB and GMIB reinsurance embedded derivatives that are fair valued under IAS 39, Jackson bases its volatility assumptions solely on implied market volatility with no reference to historical volatility levels and explicitly incorporates Jackson's own credit risk in determining discount rates.

        Volatility assumptions are based on a weighting of available market data on implied volatility for durations up to ten years, at which point the projected volatility is held constant. Non-performance risk is incorporated into the calculation through the use of discount interest rates sourced from a AA corporate credit curve. Other risk margins, particularly for market illiquidity and policyholder behavior are also incorporated into the model through the use of explicitly conservative assumptions. On a periodic basis, Jackson rationalizes the resulting fair values based on comparisons to other models and market movements.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

are included in the carrying value of the trust instruments supported by funding agreements recorded in other non-insurance liabilities.

Deferred acquisition costs

        Under IFRS 4, the Group applies grandfathered US GAAP for measuring the insurance assets and liabilities of Jackson. In the case of Jackson term business, acquisition costs are deferred and amortized in line with expected premiums. For annuity and interest-sensitive life business, acquisition costs are deferred and amortized in line with a combination of historical and future expected gross profits on the relevant contracts. For fixed and indexed annuity and interest-sensitive life business, the key assumption is the long-term spread between the earned rate on investments and the rate credited to policyholders, which is based on an annual spread analysis. Expected gross profits also depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of actual experience of Jackson, industry experience and future expectations. A detailed analysis of actual mortality, lapse, and expense experience is performed using internally developed experience studies.

        As with fixed and indexed annuity and interest-sensitive life business, acquisition costs for Jackson's variable annuity products are amortized in line with the emergence of profits. The measurement of the amortization in part reflects current period fees (including those for guaranteed minimum death, income, or withdrawal benefits) earned on assets covering liabilities to policyholders, and the historical and expected level of future gross profits which depends on the assumed level of future fees, as well as components related to mortality, lapse, and expense.

        Under US GAAP (as grandfathered under IFRS 4) the projected gross profits reflect an assumed long-term level of equity return which, for Jackson, is 8.4 per cent after deduction of net external fund management fees. This is applied to the period end level of separate account equity assets after application of a mean reversion technique that removes a portion of the effect of levels of short-term variability in current market returns. Under the mean reversion technique applied by Jackson, the projected level of return for each of the next five years is adjusted from period to period so that in combination with the actual rates of return for the preceding two years and the current year, the 8.4 per cent annual return is realized on average over the entire eight year period. Projected returns after the mean reversion period revert back to the 8.4 per cent target. A capping feature, which currently applies due to the very sharp market falls in 2008, is that the projected rates of return for the next five years can be no more than 15 per cent (gross of asset management fee) per annum. If Jackson had not applied the mean reversion methodology and had instead applied a constant 8.4 per cent annual return from today's asset values, the Jackson DAC balance of £3,543 million would fall approximately £80 million to £3,463 million at December 31, 2010.

        The amortization charge to the income statement is reflected in operating profit and short-term fluctuations in investment returns. The amortization charge to the operating profit in a reporting period will incorporate an element of acceleration or deceleration that reflects the variance between the actual level of return attained and the assumed level in the mean reversion calculation. In 2010, the element of DAC amortization charge included in operating profit includes £11 million of accelerated amortization. This amount reflects actual separate account return shortfalls in the periods compared with the assumed level of 15 per cent for the year. For 2009, reflecting the excess of actual separate account returns over

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

the 15 per cent assumed level, the operating profit incorporates a credit for decelerated amortization of £39 million.

        For 2010, the separate account return (gross of asset management fees) was approximately 13 per cent. In 2011, while the capping feature is in effect, each one per cent divergence of the actual separate account return below or above the assumed return of 15 per cent is estimated to give rise to accelerated or decelerated amortization, respectively, of approximately £6 million (£3 million if the projected rate falls below the 15 per cent cap).

        In the absence of significant market declines between now and the end of 2011, Jackson would expect to see higher amortization levels than normal in 2011. This would essentially represent a reversal of the mean reversion benefits to date, as at that point highly negative returns from 2008 will no longer be included in the mean reverting return calculation.

Statement of changes in equity—"shadow DAC adjustments"

        Consequent upon the positive unrealized valuation movement in 2010 of £1,221 million (2009: positive £2,669 million; 2008: negative £2,104 million) there is a debit of £496 million (2009: £1,069 million debit; 2008: £831 million credit) for altered "shadow" amortization booked within other comprehensive income. These adjustments reflect movement from period to period, in the changes to the pattern of reported gross profits that would have happened if the assets reflected in the statement of financial position had been sold, crystallizing the unrealized gains or losses, and the proceeds reinvested at the yields currently available in the market. At December 31, 2010 the cumulative "shadow DAC balance" was negative £520 million (2009: negative £10 million).

(h)   Reinsurance

        The principal reinsurance ceded by Jackson outside the Group is on term life insurance, direct and assumed accident and health business and GMIB variable annuity guarantees. In 2010, the premiums for such ceded business amounted to £83 million (2009: £82 million: 2008: £68 million). Net commissions received on ceded business and claims incurred ceded to external reinsurers totaled £12 million and £72 million respectively, during 2010 (2009: £12 million and £66 million respectively). There were no deferred gains or losses on reinsurance contracts in either 2010 or 2009. The reinsurance asset for business ceded outside the Group was £694 million (2009: £667 million).

(i)    Effect of changes in assumptions used to measure insurance assets and liabilities

2010

        There are no changes of assumptions that had a material impact on the 2010 results of US insurance operations.

        Separately, in 2010, the Group amended its presentation of operating profit for its US insurance operations to exclude the net equity hedge accounting effect of negative £367 million (2009: negative £159 million; 2008: positive £71 million) relating to its variable and fixed index annuity business and reclassified it as a short-term fluctuation within the Group's supplementary analysis of profit. This is

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

explained further in note A4(d)(ii). This change had no effect on the measurement of insurance assets and liabilities and therefore on total profit or shareholders' equity.

2009

Measurement basis for embedded derivatives of variable annuity business and other policyholder liability

        Certain variable annuity products sold by Jackson include Guaranteed Minimum Withdrawal Benefits (GMWB) with lifetime benefits which, in accordance with the Group's accounting policies, are measured within the IFRS balance sheet at fair value. This requires a number of assumptions related to projected future cash flows, including those driven by policyholder behaviors such as lapses, fund selections and withdrawals utilization.

        During 2009 the GMWB utilization assumptions were revised to take account of the more recent experience of policyholder behavior. Previously policyholder behavior for the utilization of GMWB was assumed to be largely driven by the extent to which benefits were "in the money". For 2009, the assumption has been altered to take account of recent experience which shows that the attained age of the policyholder is the key factor in determining utilization levels. This has led to a release in policyholder liabilities of £96 million which is offset by a corresponding DAC amortization charge of £68 million to give an overall impact on profit before tax of £28 million. This assumption change has been offset by sundry other assumption changes such that the overall impact on operating profit of policyholder liability assumption changes, after taking into account DAC amortization offsets, is a charge of £4 million. 2010 has been prepared on a consistent basis to 2009.

2008

        In 2008 there were no changes of assumptions that had a material effect on the Jackson results. There was a change in estimation technique relating to the measurement of the Guaranteed Minimum Withdrawal Benefit (GMWB) features of Jackson's variable annuity products and the reinsurance of the Guaranteed Minimum Income Benefit (GMIB). In 2008 these features were valued using implied current equity volatility levels rather than historic long-term levels and the use of AA corporate bond rates rather than LIBOR based swap rates as the reference basis for determining the discount rate. The cumulative effect of these two changes was to reduce the total loss in 2008 by £47 million.

(j)    Sensitivity of IFRS basis profit and equity to market and other risks

(i)    Currency fluctuations

        Consistent with the Group's accounting policies, the profits of the Group's US operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. For 2010, the rates were US$1.55 (2009: US$1.57) and US$1.57 (2009: US$1.61) to £1 sterling, respectively. A 10 per cent increase or decrease in these rates would reduce or increase profit (loss)

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

before tax attributable to shareholders, profit (loss) for the year and shareholders' equity attributable to US insurance operations respectively as follows:

	A 10% increase in exchange rates		A 10% decrease in exchange rates
	2010	2009	2010	2009
	£ million	£ million	£ million	£ million
Profit (loss) before tax attributable to shareholders note (i)	(41)	(44)	50	54
Profit (loss) for the year	(31)	(54)	37	65
Shareholders' equity attributable to US insurance operations	(347)	(274)	424	335

Note

(i)
Sensitivity on profit (loss) before tax i.e. aggregate of the operating profit based on longer-term investment returns and short-term fluctuations, as discussed in note B1.

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

        A detailed analysis of actual experience is measured by internally developed mortality and persistency studies. For variable annuity business, the key assumption is the expected long-term level of equity market returns, which for 2010 and 2009 was 8.4 per cent per annum implemented using a mean reversion methodology. These returns affect the level of future expected profits through their effects on the fee income and the required level of provision for guaranteed minimum benefits. The mean reversion methodology dampens the impact of equity market movements during a particular year, but does not fully eliminate the effects of movements in the equity markets.

        In addition, the mean reversion methodology includes both a cap and a floor that determine the maximum impact that the methodology may have. The projected rates of return are capped at no more than 15 per cent for each of the next five years. Further details are explained in note D3(g) above.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements
December 31, 2010

D:    Life assurance business (Continued)

        Except to the extent of mortality experience, which primarily affects profits through variations in claim payments and GMDB reserves, the profits of Jackson are relatively insensitive to changes in insurance risk.

(iii)   Exposure to equity risk

Variable annuity contracts related

        Jackson issues variable annuity contracts through its separate accounts for which investment income and investment gains and losses accrue to, and investment risk is borne by, the contract holder (traditional variable annuities). It also issues variable annuity and life contracts through separate accounts where it contractually guarantees to the contract holder (variable contracts with guarantees) either a) return of no less than deposits made to the contract adjusted for any partial withdrawals, b) total deposits made to the contract adjusted for any partial withdrawals plus a minimum return, or c) the highest contract value on a specified anniversary date adjusted for any withdrawals following the contract anniversary. These guarantees include benefits that are payable in the event of death (GMDB), annuitization (GMIB), at specified dates during the accumulation period (GMWB) or at the end of a specified period (GMAB).

        At December 31, 2010 and 2009, Jackson had variable annuity contracts with guarantees, for which the net amount at risk ("NAR") is generally the amount of guaranteed benefit in excess of current account value, as follows:

December 31, 2010	Minimum return		Account value	Net amount at risk		Weighted average attained age	Period until expected annuitization
			£ million	£ million
Return of net deposits plus a minimum return
GMDB	0-6%		25,540	2,106		64.0 years
GMWB—Premium only	0%		2,742	149
GMWB—For life	0-5%	*	1,996	415	**
GMAB—Premium only	0%		48	1
Highest specified anniversary account value minus withdrawals post-anniversary
GMDB			3,742	466		63.3 years
GMWB—Highest anniversary only			2,010	343
GMWB—For life			852	196	**
Combination net deposits plus minimum return, highest specified anniversary account value minus withdrawals post-anniversary
GMDB	0-6%		1,768	311		65.7 years
GMIB	0-6%		1,933	418			5.1 years
GMWB—For life	0-8%	*	15,025	672	**

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

December 31, 2009	Minimum return	Account value	Net amount at risk		Weighted average attained age	Period until expected annuitization
		£ million	£ million
Return of net deposits plus a minimum return
GMDB	0-6%	16,915	2,834		63.8 years
GMWB—Premium only	0%	2,505	277
GMWB—For life	0-5%*	1,240	471	**
GMAB—Premium only	0%	27	2
Highest specified anniversary account value minus withdrawals post-anniversary
GMDB		2,933	691		62.8 years
GMWB—Highest anniversary only		1,694	496
GMWB—For life		811	258	**
Combination net deposits plus minimum return, highest specified anniversary account value minus withdrawals post-anniversary
GMDB	0-6%	1,307	384		65.1 years
GMIB	0-6%	1,815	488			5.9 years
GMWB—For life	0-7%*	6,934	568	**

*
Ranges shown based on simple interest. The upper limits of five per cent, seven per cent and eight per cent simple interest are approximately equal to 4.1 per cent, 5.5 per cent and six per cent respectively, on a compound interest basis over a typical 10-year bonus period.

**
The NAR for GMWB—"For life" has been estimated as the present value of future expected benefit payments remaining after the amount of the "not for life" guaranteed benefit is zero.

        Account balances of contracts with guarantees were invested in variable separate accounts as follows:

	2010	2009
	£ million	£ million
Mutual fund type
Equity	23,841	15,477
Bond	3,417	2,340
Balanced	3,345	2,186
Money market	451	522

Total	31,054	20,525

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

        As noted in note D3(f), Jackson is exposed to equity risk through the options embedded in the fixed indexed liabilities and GMDB and GMWB guarantees included in certain VA benefits as illustrated above. This risk is managed using a comprehensive equity hedging program to minimize the risk of a significant economic impact as a result of increases or decreases in equity market levels while taking advantage of naturally offsetting exposures in Jackson's operations. Jackson purchases external futures and options that hedge the risks inherent in these products, while also considering the impact of rising and falling separate account fees.

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

        At December 31, 2010 based on the hedges in place at that time, it is estimated that an immediate decrease in the equity markets of 10 per cent would result in an accounting benefit, net of related DAC amortization, before tax of up to £100 million, excluding the impact on future separate account fees (2009: £60 million). After related deferred tax there would have been an estimated increase in shareholders' equity at December 31, 2010 of up to £60 million (2009: £40 million). An immediate decrease in the equity markets of 20 per cent is estimated to result in an accounting benefit, net of related DAC amortization, before tax of up to £170 million (2009: £110 million), excluding the impact on future separate account fees. After related deferred tax there would have been an estimated increase in shareholders' equity at December 31, 2010 of up to £110 million (2009: £80 million). An immediate increase in the equity markets of 10 and 20 per cent is estimated to result in an approximately equal and opposite estimated effect on profit and shareholders' equity as that disclosed above for a decrease.

        The actual impact on financial results would vary contingent upon the volume of new product sales and lapses, changes to the derivative portfolio, correlation of market returns and various other factors including volatility, interest rates and elapsed time.

Other exposure to equity risk

        In addition to the above, Jackson is also exposed to equity risk from its holding of equity securities, partnerships in investment pools and other financial derivatives.

        A range of reasonably possible movements in the value of equity securities, partnerships in investment pools and other financial derivatives have been applied to Jackson's holdings at December 31, 2010 and December 31, 2009. The table below shows the sensitivity to a 10 and 20 per

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

cent fall in value and the impact that this would have on pre-tax profit, net of related changes in amortization of DAC, profit after tax and shareholders' equity.

	2010		2009
	A decrease of 20%	A decrease of 10%	A decrease of 20%	A decrease of 10%
	£ million	£ million	£ million	£ million
Pre-tax profit, net of related changes in amortization of DAC	(143)	(72)	(117)	(58)
Related deferred tax effects	50	25	41	20

Net sensitivity of profit after tax and shareholders' equity	(93)	(47)	(76)	(38)

        A 10 or 20 per cent increase in their value is estimated to have an approximately equal and opposite effect on profit and shareholders' equity to the sensitivities shown above.

        In the equity risk sensitivity analysis given above, the Group has considered the impact of an instantaneous 20 per cent fall in equity markets. If equity markets were to fall by more than 20 per cent, the Group believes that this would not be an instantaneous fall but rather this would be expected to occur over a period of time during which the Group would be able to put in place mitigating management actions.

(iv)  Exposure to interest rate risk

        Notwithstanding the market risk exposure described in note D3(f), except in the circumstances of interest rate scenarios where the guarantee rates included in contract terms are higher than crediting rates that can be supported from assets held to cover liabilities, the accounting measurement of fixed annuity liabilities of Jackson products is not generally sensitive to interest rate risk. This position derives from the nature of the products and the US GAAP basis of measurement described in notes D3(e) and D3(g). The GMWB features attaching to variable annuity business (other than "for-life") represents embedded derivatives which are fair valued and so will be sensitive to changes in interest rate.

        Debt securities and related derivatives are marked to fair value. Value movements on derivatives, net of related changes to amortization of DAC and deferred tax, are recorded within profit and loss. Fair value movements on debt securities, net of related changes to amortization of DAC and deferred tax, are recorded within other comprehensive income. The estimated sensitivity of these items and

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

policyholder liabilities to a one per cent and two per cent decrease and increase in interest rates at December 31, 2010 and 2009 is as follows:

	2010				2009
	A 2% decrease	A 1% decrease	A 1% increase	A 2% increase	A 2% decrease	A 1% decrease	A 1% increase	A 2% increase
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Profit and loss
Direct effect
Derivatives value change	842	363	(277)	(529)	(319)	(148)	159	370
Policyholder liabilities	(547)	(243)	219	416	(418)	(185)	170	334
Related effect on amortization of DAC	47	23	(34)	(63)	364	162	(156)	(328)

Pre-tax profit effect:

Operating profit based on longer-term investment returns	579	245	(181)	(345)	(144)	(62)	56	109
Short-term fluctuations in investment returns	(237)	(102)	89	169	(229)	(109)	117	267

	342	143	(92)	(176)	(373)	(171)	173	376
Related effect on charge for deferred tax	(120)	(50)	32	62	131	60	(60)	(131)

Net profit effect	222	93	(60)	(114)	(242)	(111)	113	245

Other comprehensive income
Direct effect on carrying value of debt securities	2,663	1,454	(1,454)	(2,663)	2,183	1,179	(1,179)	(2,183)
Related effect on amortization of DAC	(1,174)	(641)	641	1,174	(764)	(413)	413	764
Related effect on movement in deferred tax	(521)	(285)	285	521	(497)	(268)	268	497

Net effect	968	528	(528)	(968)	922	498	(498)	(922)

Total net effect on IFRS equity	1,190	621	(588)	(1,082)	680	387	(385)	(677)

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

(k)   Duration of liabilities

        The table below shows the carrying value of policyholder liabilities. Separately, the Group uses cash flow projections of expected benefit payments as part of the determination of the value of in-force business when preparing EEV basis results. The table below also shows the maturity profile of the cash flows used for that purpose for 2010 and 2009:

	2010			2009
	Fixed annuity and other business (including GICs and similar contracts)	Variable annuity	Total	Fixed annuity and other business (including GICs and similar contracts)	Variable annuity	Total
	£ million	£ million	£ million	£ million	£ million	£ million
Policyholder liabilities	29,320	31,203	60,523	27,672	20,639	48,311

	%	%	%	%	%	%

Expected maturity:
0 to 5 years	50	50	50	52	50	51
5 to 10 years	27	29	28	27	28	28
10 to 15 years	11	12	12	10	12	11
15 to 20 years	5	6	5	5	6	5
20 to 25 years	3	2	3	3	2	2
Over 25 years	4	1	2	3	2	3

        The maturity tables shown above have been prepared on a discounted basis. Details of undiscounted cash flows for investment contracts are shown in note G2.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

D4:    Asian insurance operations

(a)   Summary statement of financial position

				Asian insurance operations
	With-profits business note (i)	Unit-linked assets and liabilities	Other	2010 Total	2009 Total
	£ million	£ million	£ million	£ million	£ million
Assets
Intangible assets attributable to shareholders:
Goodwill	—	—	236	236	80
Deferred acquisition costs and other intangible assets	—	—	939	939	822

Total	—	—	1,175	1,175	902

Intangible assets attributable to with-profit funds:
Deferred acquisition costs and other intangible assets	97	—	—	97	97
Deferred tax assets	—	—	98	98	132
Other non-investment and non-cash assets	205	94	512	811	880
Investments of long-term business and other operations:
Investment properties	—	—	9	9	11
Investments accounted for using the equity method	—	—	2	2	2
Financial investments:
Loansnote (ii)	874	—	466	1,340	1,207
Equity securities and portfolio holdings in unit trusts	4,321	9,637	506	14,464	11,182
Debt securitiesnote (d)	6,759	3,009	4,340	14,108	9,984
Other investments	192	58	132	382	258
Deposits	6	251	381	638	746

Total investmentsnote (b)	12,152	12,955	5,836	30,943	23,390

Cash and cash equivalents	536	337	728	1,601	837

Total assets	12,990	13,386	8,349	34,725	26,238

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

				Asian insurance operations
	With-profits business note (i)	Unit-linked assets and liabilities	Other	2010 Total	2009 Total
	£ million	£ million	£ million	£ million	£ million
Equity and liabilities
Equity
Shareholders' equity	—	—	2,149	2,149	1,462
Non-controlling interests	—	—	5	5	1

Total equity	—	—	2,154	2,154	1,463

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	10,958	12,724	4,992	28,674	21,858
Unallocated surplus of with-profits funds	66	—	—	66	53

Total	11,024	12,724	4,992	28,740	21,911

Other non-insurance liabilities:
Operational borrowings attributable to shareholders-financed operations	—	—	189	189	210
Deferred tax liabilities	341	25	129	495	384
Other non-insurance liabilities	1,625	637	885	3,147	2,270

Total liabilities	12,990	13,386	6,195	32,571	24,775

Total equity and liabilities	12,990	13,386	8,349	34,725	26,238

Notes

(i)
The statement of financial position for with-profits business comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore with-profits operations. Assets and liabilities of other participating business are included in the column for "other business".

(ii)
The loans of the Group's Asian insurance operations of £1,340 million (2009: £1,207 million) comprise mortgage loans of £25 million (2009: £13 million), policy loans of £528 million (2009: £437 million) and other loans of £787 million (2009: £757 million). The mortgage and policy loans are secured by properties and life insurance policies respectively. The majority of the other loans are commercial loans held by the Malaysian operation and which are all investment graded by two local rating agencies.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

Summary policyholder liabilities (net of reinsurance) and unallocated surplus

        At December 31, 2010, the policyholder liabilities (net of reinsurance of £41 million (2009: £18 million)) and unallocated surplus for Asian operations of £28.7 billion (2009: £21.9 billion) comprised the following:

	2010	2009
	£ million	£ million
Singapore	9,731	6,960
Hong Kong	6,621	5,762
Malaysia	2,544	1,823
Indonesia	1,475	968
Korea	1,897	1,519
Taiwan	968	545
Other countries	5,463	4,316

Total Asian operations	28,699	21,893

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

(b)   Reconciliation of movement in investments

        A reconciliation of the total investments of Asian insurance operations from the beginning of the year to the end of the year is as follows:

	With-profits business	Unit-linked assets and liabilities	Other	Asian insurance operations Total
	£ million	£ million	£ million	£ million
At January 1, 2009
Total investments (including derivative assets)	8,866	7,330	5,613	21,809
Less: Investments held by consolidated investment funds	(705)	(153)	(243)	(1,101)
Less: Derivative liabilities	—	—	(32)	(32)

Directly held investments, net of derivative liabilities	8,161	7,177	5,338	20,676

Net cash inflow from operating activities	565	1,243	1,220	3,028
Disposal of Taiwan agency business	—	(734)	(2,527)	(3,261)
Realized gains (losses) in the year	(183)	1	(61)	(243)
Unrealized gains and losses and exchange movements in the year	671	2,048	(393)	2,326

Movement in the year of directly held investments, net of derivative liabilities	1,053	2,558	(1,761)	1,850

At December 31, 2009/January 1, 2010
Total investments (including derivative assets)	9,547	9,953	3,890	23,390
Less: Investments held by consolidated investment funds	(270)	(218)	(230)	(718)
Less: Derivative liabilitiesnote G3	(63)	—	(83)	(146)

Directly held investments, net of derivative liabilities	9,214	9,735	3,577	22,526

Net cash inflow from operating activities	278	838	1,051	2,167
Realized gains in the year	638	327	19	984
Unrealized gains and losses and exchange movements in the year	993	1,786	522	3,301
Acquisition of UOB Life Assurance Limited	527	3	474	1,004

Movement in the year of directly held investments, net of derivative liabilities	2,436	2,954	2,066	7,456

At December 31, 2010
Total investments (including derivative assets)	12,152	12,955	5,836	30,943
Less: Investments held by consolidated investment funds	(382)	(266)	(91)	(739)
Less: Derivative liabilitiesnote G3	(120)	—	(102)	(222)

Directly held investments, net of derivative liabilities	11,650	12,689	5,643	29,982

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

(c)   Reconciliation of movement in policyholder liabilities and unallocated surplus of with-profits funds

        A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of Asian insurance operations from the beginning of the year to the end of the year is as follows:

	With-profits business	Unit-linked liabilities	Other	Asian insurance operations Total
	£ million	£ million	£ million	£ million
At January 1, 2009	8,094	7,220	5,755	21,069
Premiums
New businessnote (ii)	46	643	517	1,206
In-force	777	1,223	601	2,601

	823	1,866	1,118	3,807
Surrendersnote (iii)	(361)	(666)	(174)	(1,201)
Maturities/Deaths	(253)	(19)	(70)	(342)

Net flows	209	1,181	874	2,264
Change in reserving basis in Malaysianote (iv)	—	(9)	(54)	(63)
Change in other reserving basis	—	—	(4)	(4)
Shareholders' transfers post tax	(20)	—	—	(20)
Investment-related items and other movements	1,431	2,661	150	4,242
Foreign exchange translation differencesnote (i)	(853)	(612)	(604)	(2,069)
Disposal of Taiwan agency businessnote (vi)	—	(724)	(2,784)	(3,508)

At December 31, 2009/January 1, 2010	8,861	9,717	3,333	21,911
Comprising:
—Policyholder liabilities	8,808	9,717	3,333	21,858
—Unallocated surplus of with-profits funds	53	—	—	53

Premiums
New businessnote (ii)	141	1,072	452	1,665
In-force	897	1,130	616	2,643

	1,038	2,202	1,068	4,308
Surrendersnote (iii)	(441)	(1,572)	(228)	(2,241)
Maturities/Deaths	(326)	(40)	(132)	(498)

Net flows	271	590	708	1,569
Change in other reserving basis	—	—	19	19
Shareholders' transfers post tax	(24)	—	—	(24)
Investment-related items and other movementsnote (v)	693	1,405	118	2,216
Foreign exchange translation differencesnote (i)	719	1,009	353	2,081
Acquisition of UOB Life Assurance Limitednote (vii)	504	3	461	968

At December 31, 2010	11,024	12,724	4,992	28,740

Comprising:
—Policyholder liabilities	10,958	12,724	4,992	28,674
—Unallocated surplus of with-profits funds	66	—	—	66

Average policyholder liability balances*
2010	10,135	11,222	4,393	25,750
2009	8,371	8,107	3,152	19,630

*
Adjusted for transactions in the period and excluding the unallocated surplus of with-profits funds.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

Notes

(i)
Movements in the year have been translated at the average exchange rate for the year ended December 31, 2010. The closing balance has been translated at the closing spot rates as at December 31, 2010. Differences upon retranslation are included in foreign exchange translation differences of positive £2,081 million in 2010 (2009: negative £2,069 million).

(ii)
The increase in policyholder liabilities due to new business premium for the unit-linked business was predominantly driven by an increase in sales during the year of individual linked products.

(iii)
Following the recovery of the stock markets in Asia in late 2009 and 2010, policyholders in Asia took the opportunity to capitalize on the increased value of their unit-linked policies through withdrawals, principally in Indonesia, Malaysia, and India.

  The depressed state of the investment markets in late 2008 and 2009 resulted in both the number of, and average value of, withdrawals of investment related products decreasing.

(iv)
The change in reserving basis in Malaysia of £63 million reflects the change made following the adoption of a risk-based capital (RBC) approach to the local regulatory reporting in that country.

(v)
The positive investment related items and other movements in 2010 for with-profits (£693 million) and unit-linked business (£1,405 million) are mainly driven from Asian equity market gains in the period.

(vi)
The disposal of Taiwan agency business reflects the liabilities transferred at the date of disposal.

(vii)
The acquisition of UOB Life Assurance Limited reflects the liabilities acquired at the date of acquisition.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

(d)   Information on credit risks of debt securities

        The following table summarizes the credit quality of the debt securities of the Asian insurance operations as at December 31, 2010 by rating agency ratings:

	2010				2009
	With- profits business	Unit- linked business	Other business	Total	Total
	£ million	£ million	£ million	£ million	£ million
S&P—AAA	2,199	349	386	2,934	2,259
S&P—AA+ to AA-	744	100	1,294	2,138	1,594
S&P—A+ to A-	1,337	861	645	2,843	1,496
S&P—BBB+ to BBB-	729	24	160	913	682
S&P—Other	649	465	659	1,773	917

	5,658	1,799	3,144	10,601	6,948

Moody's—Aaa	49	10	6	65	134
Moody's—Aa1 to Aa3	44	48	23	115	349
Moody's—A1 to A3	55	16	59	130	309
Moody's—Baa1 to Baa3	50	10	35	95	40
Moody's—Other	31	—	18	49	15

	229	84	141	454	847

Fitch	4	33	12	49	39
Other	868	1,093	1,043	3,004	2,150

Total debt securities	6,759	3,009	4,340	14,108	9,984

        Of the £1,043 million (2009: £517 million) debt securities for other business which are not rated in the table above, £350 million (2009: £225 million) are in respect of government bonds and £666 million (2009: £265 million) are in respect of corporate bonds rated as investment grade by local external ratings agencies, and £5 million (2009: £22 million) structured deposits issued by banks which are themselves rated but where the specific deposits have not been.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

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

    Whole of life contracts with floor levels of policyholder benefits that accrue at rates set at inception and do not vary subsequently with market conditions are written in the Korean life operations. This is to a much lesser extent than the policies written by the Taiwan agency business which was sold in the first half of 2009, as Korea has a much higher proportion of

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

    linked and health business. The Korean business has non-linked liabilities and linked liabilities at December 31, 2010 of £408 million and £1,491 million respectively (2009: £349 million and £1,173 million respectively).

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

    The method for determining liabilities of insurance contracts for UK GAAP and IFRS purposes for some Asian operations is based on US GAAP principles and this method applies to contracts with cash value and interest rate guarantees. Following standard US GAAP procedure, premium deficiency reserve calculations are performed each year to establish whether the carrying values of the liabilities are sufficient.

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

        For Asian operations in countries where local GAAP is not well established and in which the business written is primarily non-participating and linked business, US GAAP is used as the most appropriate reporting basis. This basis is applied in Japan, Vietnam and Taiwan. The future policyholder benefit provisions for non-linked business are determined using the net level premium method, with an allowance for surrenders, maintenance and claims expenses. Rates of interest used in establishing the policyholder benefit provisions vary by operation depending on the circumstances attaching to each block of business.

(h)   Reinsurance

        The Asian businesses cede only minor amounts of business outside the Group with immaterial effects on reported profit. During 2010, reinsurance premiums for externally ceded business were

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

£146 million (2009: £119 million; 2008: £76 million) and the reinsurance assets were £41 million (2009: £18 million) in aggregate.

(i)    Effect of changes in bases, estimates and assumptions used to measure insurance assets and liabilities

2010

        In 2010, one-off changes made to reserving assumptions resulted in a release from liabilities of £19 million.

2009

        In 2009, the local regulatory basis in Malaysia was replaced by the Malaysian authority's risk-based capital (RBC) framework. In the light of this development, the Company has remeasured the liabilities by reference to the method applied under the new RBC framework, but with an overlay constraint to the method such that negative reserves derived at an individual policyholder level are not included. This change resulted in a one-off release from liabilities at January 1, 2009 of £63 million. Excluding the change in Malaysia, the 2009 result for Asian operations was reduced by the effect of a number of individually small assumption changes of, in aggregate £4 million.

2008

        For 2008 the result for Asian operations was reduced by the effect of a number of individually small assumptions charges of, in aggregate, £21 million.

Deferral and amortization of acquisition costs

        Under IFRS, the basis of accounting for insurance assets and liabilities reflects "grandfathered" GAAP under the Modified Statutory Basis (MSB). In general, this requires the deferral and amortization of acquisition costs in line with the emergence of margins. In 2008, the basis of deferral and amortization was adjusted for a number of territories to better reflect the MSB requirement as follows:

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

December 31, 2010

D:    Life assurance business (Continued)

(j)    Sensitivity of IFRS basis profit and equity to market and other risks

Currency translation

        Consistent with the Group's accounting policies, the profits of the Asian insurance operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. For 2010, the rates for the most significant operations are given in note B4.

        A 10 per cent increase or decrease in these rates would have reduced or increased profit before tax attributable to shareholders, profit for the year and shareholders' equity, excluding goodwill, attributable to Asian operations respectively as follows:

	A 10% increase in exchange rates		A 10% decrease in exchange rates
	2010	2009	2010	2009
	£ million	£ million	£ million	£ million
(Loss) profit before tax attributable to shareholdersnote (i)	(65)	(40)	80	49
(Loss) profit for the year	(58)	(35)	71	43

Shareholders' equity, excluding goodwill, attributable to Asian operations	(193)	(129)	236	158

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

(iii)   Other business

(a)   Interest rate risk

        Asian operations offer a range of insurance and investment products, predominately with-profits and non-participating term, whole life endowment and unit-linked. Excluding with-profit and unit-linked

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

business, the results of the Asian business are sensitive to the vagaries of routine movements in interest rates.

        For the purposes of analyzing sensitivity to variations in interest rates, it has been determined for the majority of territories that a movement of one per cent in the 10 year government bond rate can be considered reasonably possible. At December 31, 2010, 10 year government bond rates vary from territory to territory and range from 1.1 per cent to 12.25 per cent (2009: 1.3 per cent to 11.45 per cent). Exception to this arises in Japan and Taiwan where reasonably possible interest rate movements have been determined as 0.5 per cent (2009: Japan and Taiwan 0.5 per cent). These reasonably possible changes would have the following impact:

	2010	2009
	A decrease of 1% note (i)	A decrease of 1% note (i)
	£ million	£ million
Pre-tax profit	110	91
Related deferred tax (where applicable)	(41)	(22)

Net effect on profit and equity	69	69

Note

(i)
One per cent sensitivity has been used in all territories (except Japan and Taiwan (0.5 per cent)) (2009: Japan and Taiwan 0.5 per cent).

  The pre-tax impacts, if they arose, would mostly be recorded within the category short-term fluctuations in investments returns in the Group's segmental analysis of profit before tax.

  At December 31, 2010, an increase in the rates of one per cent (Japan and Taiwan (0.5 per cent) (2009: one per cent except Japan and Taiwan 0.5 per cent) is estimated to have the effect of decreasing pre-tax profit by £112 million (2009: £109 million). After adjusting these results for deferred tax the reasonable possible effect on shareholders' equity is a decrease of £82 million (2009: £83 million).

(b)   Equity price risk

        The non-linked shareholder business has limited exposure to equity and property investment (£515 million at December 31, 2010). Generally changes in equity and property investment values are not automatically matched by investments in policyholder liabilities. However for the Vietnam business, to the extent that equity investment appreciation is realized through sales of securities then policyholders' liabilities are adjusted to the extent that policyholders participate.

        The estimated sensitivity to a 10 and 20 per cent change in equity and property prices for shareholder-backed Asian other business, which would be reflected in the short-term fluctuation

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

component of the Group's segmental analysis of profit before tax, at December 31, 2010 and 2009, would be as follows:

	2010		2009
	A decrease of 20%	A decrease of 10%	A decrease of 20%	A decrease of 10%
	£ million	£ million	£ million	£ million
Pre-tax profit	(103)	(52)	(58)	(29)
Related deferred tax (where applicable)	10	5	8	4

Net effect on profit and equity	(93)	(47)	(50)	(25)

        A 10 or 20 per cent increase in their value is estimated to have an approximately equal and opposite effect on profit and shareholders' equity to the sensitivities shown above.

        In the equity risk sensitivity analysis given above the Group has considered the impact of an instantaneous 20 per cent fall in equity markets. If equity markets were to fall by more than 20 per cent, the Group believes that this would not be an instantaneous fall but rather this would be expected to occur over a period of time during which the Group would be able to put in place mitigating management actions.

(c)   Insurance risk

        Many of the territories in Asia are exposed to mortality/morbidity risk and provision is made within IFRS policyholder liabilities on a prudent regulatory basis to cover the potential exposure. If these prudent assumptions were strengthened by five per cent (estimated at one in ten year shock) then it is estimated that post tax IFRS profit would be impacted by approximately £21 million (2009: £9 million) (with a corresponding change to IFRS shareholders' equity). Mortality/morbidity has a symmetrical effect on portfolio and so a weakening of mortality/morbidity assumptions would have an approximately equal and opposite similar impact.

(k)   Duration of liabilities

        The table below shows the carrying value of policyholder liabilities. Separately the Group uses cash flow projections of expected benefit payments as part of the determination of the value of in-force business when preparing EEV basis results. The table below also shows the maturity profile of the cash

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

flows, taking account of expected future premiums and investment returns used for that purpose for 2010 and 2009:

	2010	2009
	£ million	£ million
Policyholder liabilities	28,674	21,858

	%	%
Expected maturity:
0 to 5 years	24	24
5 to 10 years	20	21
10 to 15 years	15	15
15 to 20 years	12	12
20 to 25 years	10	9
Over 25 years	19	19

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

D5:    Capital position statement for life assurance businesses

(a)   Summary statement

        The Group's estimated capital position for life assurance businesses with reconciliations to shareholders' equity is shown below. Available capital for each fund or group of companies is determined by reference to local regulation at December 31, 2010 and 2009. Group capital requirements also apply as discussed in note D5(b)(iv).

	2010
December 31, 2010	SAIF	WPSF note (i)	Total PAC with- profits fund	Other UK life assurance subsidiaries and funds note (ii)	Jackson	Asian life assurance subsidiaries	Total life assurance operations	M&G (including Prudential Capital)	Parent company and shareholders' equity of other subsidiaries and funds	Group total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Group shareholders' equity
Held outside long-term funds:
Net assets	—	—	—	716	3,815	1,913	6,444	254	(1,532)	5,166
Goodwill	—	—	—	—	—	236	236	1,153	77	1,466

Total	—	—	—	716	3,815	2,149	6,680	1,407	(1,455)	6,632
Held in long-term fundsnote (iii)	—	—	—	1,399	—	—	1,399	—	—	1,399

Total Group shareholders' equity	—	—	—	2,115	3,815	2,149	8,079	1,407	(1,455)	8,031

Adjustments to regulatory basis
Unallocated surplus of with-profits fundsnote (v)	—	10,187	10,187	—	—	66	10,253
Shareholders' share of realistic liabilities	—	(2,938)	(2,938)	—	—	—	(2,938)
Deferred acquisition costs of non-participating business not recognized for regulatory reporting purposes and goodwill	—	(13)	(13)	(116)	(3,543)	(993)	(4,665)
Jackson surplus notesnote (iv)	—	—	—	—	159	—	159
Investment and policyholder liabilities valuation differences between IFRS basis and regulatory basis for Jacksonnote (viii)	—	—	—	—	1,900	—	1,900
Adjustment from IAS 19 basis pension deficit attributable to WPSF to pension liability for regulatory purposesnote (vii)	—	60	60	—	—	—	60
Valuation difference on PAL between IFRS basis and regulatory basis	—	(1,202)	(1,202)	—	—	—	(1,202)
Other adjustments to restate these amounts to a regulatory basis (with SAIF and the WPSF on a Peak 2 realistic basis)note (v)	—	706	706	(292)	576	156	1,146

Total adjustments	—	6,800	6,800	(408)	(908)	(771)	4,713

Total available capital resources of life assurance businesses on local regulatory bases	—	6,800	6,800	1,707	2,907	1,378	12,792

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

	2010
December 31, 2010	SAIF	WPSF note (i)	Total PAC with- profits fund	Other UK life assurance subsidiaries and funds note (ii)	Jackson	Asian life assurance subsidiaries	Total life assurance operations
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Policyholder liabilities
With-profits liabilities of UK regulated with-profits funds:
Insurance contracts	9,115	31,395	40,510	—	—	5,284	45,794
Investment contracts (with discretionary participation features)	376	25,237	25,613	—	—	119	25,732

Total	9,491	56,632	66,123	—	—	5,403	71,526

Other liabilities:
Insurance contracts:
With-profits liabilities of non-UK regulated funds	—	—	—	—	—	5,555	5,555
Unit-linked, including variable annuity	—	2,128	2,128	8,882	31,203	12,724	54,937
Other life assurance business	268	13,067	13,335	19,297	27,438	4,935	65,005
Investment contracts without discretionary participation features (principally unit-linked and similar contracts in the UK and GIC liabilities of Jackson)note (vi)	—	—	—	15,765	1,882	57	17,704

Total	268	15,195	15,463	43,944	60,523	23,271	143,201

Total policyholder liabilities shown in the consolidated statement of financial position	9,759	71,827	81,586	43,944	60,523	28,674	214,727

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

	2009
December 31, 2009	SAIF	WPSF note (i)	Total PAC with- profits fund	Other UK life assurance subsidiaries and funds note (ii)	Jackson	Asian life assurance subsidiaries	Total life assurance operations	M&G (including Prudential Capital)	Parent company and shareholders' equity of other subsidiaries and funds	Group total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Group shareholders' equity
Held outside long-term funds:
Net assets	—	—	—	788	3,011	1,382	5,181	173	(1,507)	3,847
Goodwill	—	—	—	—	—	80	80	1,153	77	1,310

Total	—	—	—	788	3,011	1,462	5,261	1,326	(1,430)	5,157
Held in long-term fundsnote (iii)	—	—	—	1,114	—	—	1,114	—	—	1,114

Total Group shareholders' equity	—	—	—	1,902	3,011	1,462	6,375	1,326	(1,430)	6,271

Adjustments to regulatory basis
Unallocated surplus of with-profits fundsnote (v)	—	9,966	9,966	—	—	53	10,019
Shareholders' share of realistic liabilities	—	(3,001)	(3,001)	—	—	—	(3,001)
Deferred acquisition costs of non-participating business not recognized for regulatory reporting purposes and goodwill	(2)	(7)	(9)	(124)	(3,092)	(786)	(4,011)
Jackson surplus notesnote (iv)	—	—	—	—	154	—	154
Investment and policyholder liabilities valuation differences between IFRS basis and regulatory basis for Jacksonnote (viii)	—	—	—	—	2,221	—	2,221
Adjustment from IAS 19 basis pension deficit attributable to WPSF to pension liability for regulatory purposesnote (vii)	—	65	65	—	—	—	65
Valuation difference on PAL between IFRS basis and regulatory basis	—	(1,294)	(1,294)	—	—	—	(1,294)
Other adjustments to restate these amounts to a regulatory basis (with SAIF and the WPSF on a Peak 2 realistic basis)note (v)	2	703	705	(171)	194	400	1,128

Total adjustments	—	6,432	6,432	(295)	(523)	(333)	5,281

Total available capital resources of life assurance businesses on local regulatory bases	—	6,432	6,432	1,607	2,488	1,129	11,656

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

	2009
December 31, 2009	SAIF	WPSF note (i)	Total PAC with-profits fund	Other UK life assurance subsidiaries and funds note (ii)	Jackson	Asian life assurance subsidiaries	Total life assurance operations
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Policyholder liabilities
With-profits liabilities of UK regulated with-profits funds:
Insurance contracts	9,285	28,449	37,734	—	—	4,766	42,500
Investment contracts (with discretionary participation features)	396	24,384	24,780	—	—	100	24,880

Total	9,681	52,833	62,514	—	—	4,866	67,380

Other liabilities:
Insurance contracts:
With-profits liabilities of non-UK regulated funds	—	—	—	—	—	3,942	3,942
Unit-linked, including variable annuity	—	1,998	1,998	6,793	20,639	9,717	39,147
Other life assurance business	291	12,726	13,017	18,113	25,707	3,287	60,124
Investment contracts without discretionary participation features (principally unit-linked and similar contracts in the UK and GIC liabilities of Jackson)note (vi)	—	—	—	13,794	1,965	46	15,805

Total	291	14,724	15,015	38,700	48,311	16,992	119,018

Total policyholder liabilities shown in the consolidated statement of financial position	9,972	67,557	77,529	38,700	48,311	21,858	186,398

Notes

(i)
WPSF unallocated surplus includes amounts related to the Hong Kong branch. Policyholder liabilities of the Hong Kong branch are included in the amounts of Asian life assurance subsidiaries.

(ii)
Excluding PAC shareholders' equity that is included in "parent company and shareholders' equity of other subsidiaries and funds".

(iii)
The term shareholders' equity held in long-term funds refers to the excess of assets over liabilities attributable to shareholders of funds which are required by law to be maintained with segregated assets and liabilities.

(iv)
For regulatory purposes the Jackson surplus notes are accounted for as capital.

(v)
Other adjustments to shareholders' equity and unallocated surplus include amounts for the value of non-participating business for UK regulated with-profits funds, deferred tax, admissibility and other items measured differently on the regulatory basis. For Jackson the principal reconciling item is deferred tax related to the differences between IFRS and regulatory bases as shown in the table above and other methodology differences.

(vi)
Insurance business accounted for as financial instruments under IAS 39.

(vii)
In determining the IAS 19 adjustment for the purposes of this table the deficit in the Group's main pension scheme used for the calculation includes amounts for investments in Prudential insurance policies (see note I3).

(viii)
The investment and policyholder liabilities valuation difference between IFRS and regulatory bases for Jackson is mainly due to not all investments being carried at fair value under the regulatory bases and also due to the valuation difference on annuity reserves.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

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

PAC WPSF and SAIF

        Under FSA rules, insurers with with-profits liabilities of more than £500 million must hold capital equal to the higher of the MCR and the Enhanced Capital Requirement (ECR). The ECR is intended to provide a more risk responsive and "realistic" measure of a with-profit insurer's capital requirements, whereas the MCR is broadly speaking equivalent to the previous required minimum margin under the Interim Prudential Sourcebook and satisfies the minimum EU Standards.

        Determination of the ECR involves the comparison of two separate measurements of the firm's resources requirement, which the FSA refers to as the "twin peaks" approach.

        The two separate peaks are:

  (i)
  The requirement comprised by the mathematical reserves plus the "Long-Term Insurance Capital Requirement" (LTICR), together known as the "regulatory peak"; and

  (ii)
  a calculation of the "realistic" present value of the insurer's expected future contractual liabilities together with projected "fair" discretionary bonuses to policyholders, plus a risk capital margin, together known as the "realistic peak".

        Available capital of the WPSF and SAIF of £6.8 billion (2009: £6.4 billion) represents the excess of assets over liabilities on the FSA realistic basis. Unlike the previously discussed FRS 27 basis, realistic liabilities on the regulatory basis include the shareholders' share of future bonuses. These amounts are shown before deduction of the risk capital margin (RCM) which is estimated to be £1.5 billion at December 31, 2010 (2009: £1.4 billion).

        The FSA's basis of setting the RCM is to target a level broadly equivalent to a Standard & Poor's credit rating of BBB and to judge this by ensuring there are sufficient assets to absorb a one in 200 year

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

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

Other UK life assurance subsidiaries and funds

        The available capital of £1,707 million (2009: £1,607 million) reflects the excess of regulatory basis assets over liabilities of the subsidiaries and funds, before deduction of the capital resources requirement of £1,086 million (2009: £952 million).

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

(ii)   Jackson

        The regulatory framework for Jackson is governed by the requirements of the US NAIC approved risk-based capital standards. Under these requirements life insurance companies report for the most part on a formula-based capital standard that they calculate by applying factors to various asset, premium and reserve items and separate model based calculations of risk associated primarily with variable annuity products. The risk-based capital formula takes into account the risk characteristics of a company, including asset risk, insurance risk, interest rate risk, market risk and business risk.

        The available capital of Jackson shown above of £2,907 million (2009: £2,488 million) reflects US regulatory basis assets less liabilities including asset valuation reserves. The asset valuation reserve is designed to provide for future credit-related losses on debt securities and losses on equity investments. Available capital includes a reduction for the effect of the interest maintenance reserve, which is designed by state regulators to defer recognition of non-credit related realized capital gains and losses and to recognize them rateably in the future.

        Jackson's risk-based capital ratio is significantly in excess of regulatory requirements. At December 31, 2010, Jackson had a permitted practice in effect as granted by the local regulator allowing Jackson to carry certain interest rate swaps at book value, as if statutory hedge accounting were in place, instead of at fair value as would have been otherwise required. Jackson was also required to demonstrate the effectiveness of its interest rate swap program pursuant to the Michigan Insurance Code. The total effect of this permitted practice, which expires on October 1, 2011 was to increase statutory surplus by £83 million at December 31, 2010.

(iii)   Asian operations

        The available capital shown above of £1,378 million (2009: £1,129 million) represents the excess of local regulatory basis assets over liabilities before deduction of required capital of £572 million (2009: £438 million). These amounts have been determined applying the local regulations in each of the operations.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

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

        For linked business the value of units is held together with a non-unit reserve calculated in accordance with standard actuarial methodology. Solvency capital is determined using a risk-based capital approach. Insurance companies in Indonesia are expected to maintain the level of net assets above 120 per cent of solvency capital. Due to the 2008 financial crisis, the local regulator provided relief in solvency capital and the measure continues until further notice.

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

Malaysia

        In Malaysia, a risk-based capital framework applies since 2009.

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

December 31, 2010

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

        The capital requirement in Korea has moved to a risk-based regulatory framework in April 2009 with a two-year transition period where insurers can choose between the prior and new framework. The risk-based regulatory framework was adopted in 2009 by the Company. Under the new framework, insurance companies in Korea are expected to maintain a level of free surplus in excess of the capital requirements with the general target level of solvency margin being in excess of 150 per cent of the risk-based capital.

(iv)  Group capital requirements

        In addition to the requirements at individual company level, FSA requirements under the IGD apply additional prudential requirements for the Group as a whole. Discussion of the Group's estimated IGD position at December 31, 2010, together with market risk sensitivity disclosure provided to key management, is provided in the risk and capital management section under Group Risk Framework in Item 4 "Information on the Company" and in section C.

(c)   Movements in total available capital

        Total available capital for the Group's life assurance operations has changed during 2010 as follows:

	2010
	WPSF note (i)	Other UK life assurance subsidiaries and funds note (iii)	Jackson note (ii)	Asian life assurance subsidiaries note (iv)	Group total
	£ million	£ million	£ million	£ million	£ million
Available capital at December 31, 2009	6,432	1,607	2,488	1,129	11,656
Changes in assumptions	(83)	30	—	(2)	(55)
Changes in management policy	364	—	—	—	364
Changes in regulatory requirements	—	—	(60)	—	(60)
New business and other factorsnote (v)	87	70	479	251	887

Available capital at December 31, 2010	6,800	1,707	2,907	1,378	12,792

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

        Details on the movement for 2009 is as follows:

	2009
	WPSF note (i)	Other UK life assurance subsidiaries and funds note (iii)	Jackson note (ii)	Asian life assurance subsidiaries note (iv)	Group total
	£ million	£ million	£ million	£ million	£ million
Available capital at December 31, 2008	5,362	1,053	2,758	1,410	10,583
Changes in assumptions	18	23	—	2	43
Changes in management policy	—	26	—	(101)	(75)
Changes in regulatory requirements	—	—	128	178	306
New business and other factorsnote (v)	1,052	505	(398)	(360)	799

Available capital at December 31, 2009	6,432	1,607	2,488	1,129	11,656

Notes

(i)
WPSF

The increase in 2010 reflects primarily the positive effect of changes in management policy in respect of hedge strategy, asset allocation, and other risk alignment changes.

The increase in 2009 reflected primarily the positive investment returns earned on the opening available capital and £18 million positive effect of changes in assumptions on a regulatory basis.

(ii)
Jackson

The increase of £419 million in 2010 reflects an underlying increase of £340 million (applying the 2010 year end exchange rate of $1.57:£1) and £79 million of exchange translation gains.

The decrease of £270 million in 2009 reflected an underlying increase of £33 million (applying the 2009 year end exchange rate of $1.61:£1) and £303 million of exchange translation loss.

The underlying movement of the available capital of Jackson included the effects of capital contributions, dividends paid to the parent company, impairment losses and also the effects of hedging transactions.

(iii)
Other UK life assurance subsidiaries and funds

The effect from the changes in assumptions of valuation interest rates on insurance liabilities is broadly matched by the corresponding effect on assets leaving no significant impact on the available capital.

(iv)
Asian life assurance subsidiaries

The increase of £251 million in 2010 reflects an underlying increase of £127 million (applying the relevant 2010 year end exchange rates) and £124 million of exchange translation gain. The underlying increase of available capital in 2010 included the effects of the acquisition of UOB Life Assurance Limited in Singapore in February 2010.

The decrease of £281 million in 2009 reflected an underlying decrease of £152 million (applying the relevant 2009 year end exchange rates) and £129 million of exchange translation loss. The underlying decrease of available capital in 2009 included the effects of the change to a risk-based capital framework in Malaysia from January 1, 2009 as explained in section b above and also the sale of the Taiwan agency business in June 2009.

(v)
New business and other factors comprise the effect of changes in new business, valuation interest rate, investment return, foreign exchange and other factors.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

(d)   Transferability of available capital

        For PAC and all other UK long-term insurers, long-term business assets and liabilities must, by law, be maintained in funds separate from those for the assets and liabilities attributable to non-life insurance business or to shareholders. Only the "established surplus", the excess of assets over liabilities in the long-term fund determined through a formal valuation, may be transferred so as to be available for other purposes. Distributions from the with-profits sub-fund to shareholders reflect the shareholders' one-ninth share of the cost of declared policyholders' bonuses.

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

        For Jackson, capital retention is maintained at a level consistent with an appropriate rating by Standard & Poor's. Currently Jackson is rated AA. Jackson can pay dividends on its capital stock only out of earned surplus unless prior regulatory approval is obtained. Furthermore, dividends which exceed the greater of statutory net gain from operations for the prior year or 10 per cent of Jackson's statutory surplus require prior regulatory approval.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

D:    Life assurance business (Continued)

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

December 31, 2010

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

E:    Asset management (including US broker-dealer) and other operations (Continued)

(a)   The profit included in the income statement in respect of asset management operations for the year is as follows:

	2010				2009	2008
Asset management operations	M&G	US	Asia****	Total	Total	Total
	£ million	£ million	£ million	£ million	£ million	£ million
Revenue (excluding revenue of consolidated investment funds and NPH broker-dealer fees)	943	229	251	1,423	1,097	838
Revenue of consolidated investment funds*	11	—	—	11	102	(441)
NPH broker-dealer fees**	—	369	—	369	317	267

Gross revenue	954	598	251	1,803	1,516	664

Charges (excluding revenue of consolidated investment funds and NPH broker-dealer fees)	(617)	(207)	(179)	(1,003)	(744)	(698)
Charges of consolidated investment funds*	(11)	—	—	(11)	(102)	441
NPH broker-dealer fees**	—	(369)	—	(369)	(317)	(267)

Gross charges	(628)	(576)	(179)	(1,383)	(1,163)	(524)

Profit before tax	326	22	72	420	353	140

Comprising:
Operating profit based on longer-term investment returns	284	22	72	378	297	345
Short-term fluctuations in investment returns***	47	—	—	47	70	(195)
Shareholders' share of actuarial gains and losses on defined benefit pension schemes	(5)	—	—	(5)	(14)	(10)

Profit before tax	326	22	72	420	353	140

*
Revenue in respect of consolidated investment funds. The investment funds are managed on behalf of third-parties and are consolidated under IFRS in recognition of the control arrangements for the funds. The gains (losses) in respect of the investment funds are non-recourse to M&G and the Group and are added back through charges and consequently there is no impact on the profit before tax.

**
NPH broker dealer fees represents commissions received and then paid to the writing broker on sales of investment products.

***
Short-term fluctuations for M&G are primarily in respect of unrealized value movements on Prudential Capital's bond portfolio.

****
Included within Asian asset management charges of £179 million are £60 million of commissions (2009: £57 million; 2008: £55 million).

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

E:    Asset management (including US broker-dealer) and other operations (Continued)

(b)   M&G operating profit based on longer-term investment returns

	2010	2009	2008
	£ million	£ million	£ million
Asset management fee income	612	457	455
Other income	3	13	25
Staff costs	(263)	(205)	(184)
Other costs	(123)	(100)	(111)

Underlying profit before performance-related fees	229	165	185
Performance-related fees	17	12	43

Operating profit from asset management operations	246	177	228
Operating profit from Prudential Capital	38	61	58

Total M&G operating profit based on longer-term investment. returns	284	238	286

        The difference between the fees and other income shown above in respect of asset management operations, and the revenue figure for M&G shown (excluding consolidated investment funds)in the main table primarily relates to total revenue of Prudential Capital including short-term fluctuations of positive £136 million (2009: positive £155 million; 2008: negative £67 million) and commissions which have been netted off in arriving at the fee income of £612 million (2009: £457 million; 2008: £455 million) in the table above. The difference in the presentation of commission is aligned with how management reviews the business.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

E:    Asset management (including US broker-dealer) and other operations (Continued)

E2:    Statement of financial position for asset management operations

        Assets, liabilities and shareholders' funds included in the Group consolidated statement of financial position in respect of asset management operations are as follows:

	2010				2009
	M&Gnote (iii)	US	Asia	Total	Total
Asset management operations
	£ million	£ million	£ million	£ million	£ million
Assets
Intangible assets:
Goodwill	1,153	16	61	1,230	1,230
Deferred acquisition costs	9	—	—	9	8

Total	1,162	16	61	1,239	1,238

Other non-investment and non-cash assets	854	174	94	1,122	850
Financial investments:
Loansnote (i)	1,418	—	—	1,418	1,413
Equity securities and portfolio holdings in unit trusts	141	—	10	151	137
Debt securitiesnote (ii)	1,560	—	14	1,574	1,164
Other investmentsnote (v)	51	1	7	59	113
Deposits	33	22	25	80	63

Total financial investments	3,203	23	56	3,282	2,890

Cash and cash equivalentsnote (v)	1,269	39	128	1,436	970

Total assets	6,488	252	339	7,079	5,948

Equity and liabilities
Equity
Shareholders' equity	1,407	122	258	1,787	1,659
Non-controlling interests	4	—	—	4	3

Total equity	1,411	122	258	1,791	1,662

Liabilities
Core structural borrowing of shareholder-financed operations	250	—	—	250	—
Intra Group debt represented by operational borrowings at Group levelnote (iv)	2,560	—	—	2,560	2,038
Net asset value attributable to external holders of consolidated unit trusts and other fundsnote (v)	458	—	—	458	410
Other non-insurance liabilities	1,809	130	81	2,020	1,838

Total liabilities	5,077	130	81	5,288	4,286

Total equity and liabilities	6,488	252	339	7,079	5,948

Notes

(i)
Loans

The M&G loans of £1,418 million (2009: £1,413 million) relate to loans and receivables managed by Prudential Capital. These assets are generally secured but have no external credit ratings. Internal ratings prepared by the Group's asset management operations as part of the risk management process, are £213 million A+ to A- (2009: £92 million),

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

E:    Asset management (including US broker-dealer) and other operations (Continued)

  £873 million BBB+ to BBB- (2009: £835 million), £219 million BB+ to BB- (2009: £330 million) and £113 million B+ to B- (2009: £156 million).

(ii)
Debt securities

Of the total debt securities of £1,574 million in 2010 (2009: £1,164 million) of which £1,560 relates to M&G (2009: £1,149 million), £1,468 million were rated AAA to A- by Standard and Poor's or Aaa rated by Moody's (2009: £1,072 million).

(iii)
M&G includes those assets and liabilities in respect of Prudential Capital.

(iv)
Intra Group debt represented by operational borrowings at Group level Operational borrowings for M&G are in respect of Prudential Capital's short-term fixed income security program and comprise £2,311 million (2009: £2,031million) of commercial paper and £249 million (2009: £7 million) of medium-term notes.

(v)
Consolidated investment funds

The M&G statement of financial position shown above includes investment funds which are managed on behalf of third-parties. In respect of these funds, the statement of financial position includes cash and cash equivalents of £304 million (2009: £269 million), £167 million of other investments (2009: £158 million), £(13) million of other net assets and liabilities (2009: £(17) million) and the net asset value attributable to external unit holders of £458 million (2009: £410 million) which are non-recourse to M&G and the Group.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

E:    Asset management (including US broker-dealer) and other operations (Continued)

Reconciliation of movement in investments

        A reconciliation of the total investments of asset management operations from the beginning of the year to the end of the year is as follows:

	M&G	US	Asia	Total
	£ million	£ million	£ million	£ million
At January 1, 2009
Total investments (including derivative assets)	3,216	40	47	3,303
Less: Derivative liabilities	(292)	—	—	(292)

Directly held investments, net of derivative liabilities	2,924	40	47	3,011

Net cash outflow from operating activities	(124)	(21)	(3)	(148)
Realized gains in the year	34	—	—	34
Unrealized gains and losses and exchange movements in the year	(48)	(4)	(4)	(56)

Movement in the year of directly held investments, net of derivative liabilities	(138)	(25)	(7)	(170)

At December 31, 2009/January 1, 2010
Total investments (including derivative assets)	2,835	15	40	2,890
Less: Derivative liabilitiesnote G3	(49)	—	—	(49)

Directly held investments, net of derivative liabilities	2,786	15	40	2,841

Net cash inflow from operating activities	310	8	11	329
Realized gains in the year	11	—	—	11
Unrealized gains and losses and exchange movements in the year	18	—	5	23

Movement in the year of directly held investments, net of derivative liabilities	339	8	16	363

At December 31, 2010
Total investments (including derivative assets)	3,203	23	56	3,282
Less: Derivative liabilitiesnotec G3	(78)	—	—	(78)

Directly held investments, net of derivative liabilities	3,125	23	56	3,204

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

E:    Asset management (including US broker-dealer) and other operations (Continued)

E3:    Regulatory and other surplus

        Certain asset management operations are subject to regulatory requirements. The movement in the year of the surplus regulatory capital position of these operations, combined with the movement in the IFRS basis shareholders' funds for unregulated asset management operations, is as follows:

Asset management operations

	2010				2009
Capital surplus position	M&G	US	Asia	Total	Total
	£ million	£ million	£ million	£ million	£ million
Beginning of year	85	111	126	322	155
Gains during the year	245	12	55	312	97
Movement in capital requirement	9	—	(32)	(23)	125
Capital injection	—	—	1	1	9
Distributions made	(152)	(4)	(38)	(194)	(37)
Exchange movement	—	3	11	14	(27)

End of year	187	122	123	432	322

        The movement in the year reflects gains driven by profits generated during the year and also changes in regulatory requirements. Distributions consist of dividends paid up to the parent company.

        The M&G figures include those for Prudential Capital.

E4:    Sensitivity of profit and equity to market and other financial risk

(i)    Currency translation

        Consistent with the Group's accounting policies, the profits of the Asia and PPM America asset management operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. For 2010, the rates for the most significant operations are given in note B4.

        A 10 per cent increase in the relevant Asian exchange rates would have reduced reported profit before tax attributable to shareholders and shareholders' equity, excluding goodwill attributable to Asia and PPM America asset management operations, by £9 million (2009: £5 million) and £28 million (2009: £23 million) respectively.

(ii)   Other sensitivities to other financial risks for asset management operations

        The principal sensitivities to other financial risk of asset management operations are credit risk on the bridging loan portfolio (as described in note E2) of the Prudential Capital operation and the indirect effect of changes to market values of funds under management. Due to the nature of the asset management operations there is limited direct sensitivity to movements in interest rates. Total debt securities held at December 31, 2010 by asset management operations were £1,574 million (2009: £1,164 million), the majority of which are held by the Prudential Capital operation. Debt securities held by M&G and Prudential Capital are in general variable rate bonds and so market value is limited in

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

E:    Asset management (including US broker-dealer) and other operations (Continued)

sensitivity to interest rate movements and consequently any change in interest rates would not have a material impact on profit or shareholder's equity. Asset management operations do not hold significant investments in property or equities.

E5:    Other operations

        Other operations consist of unallocated corporate activities relating to Group Head Office and the Asia regional head office, with net income and expenditure for the year of negative £450 million (2009: negative £395 million; 2008: negative £260 million) as detailed in note B1. An analysis of the assets and liabilities of other operations is shown in note B5.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

F:    Income statement notes

F1:    Segmental information

	Year ended December 31, 2010
	Insurance operations			Asset management (note E1)
							Total segment	Unallocated corporate	Group total
	UK	US	Asia	M&G	US	Asia
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Gross premiums earned	6,371	11,817	6,380	—	—	—	24,568	—	24,568
Outward reinsurance premiums	(128)	(83)	(146)	—	—	—	(357)	—	(357)

Earned premiums, net of reinsurance	6,243	11,734	6,234	—	—	—	24,211	—	24,211
Investment returnnote (ii)	14,374	4,576	2,744	186	1	3	21,884	(115)	21,769
Other income	233	(24)	139	768	597	248	1,961	(295)	1,666

Total revenue, net of reinsurance	20,850	16,286	9,117	954	598	251	48,056	(410)	47,646

Benefits and claims	(18,674)	(15,472)	(6,462)	—	—	—	(40,608)	—	(40,608)
Outward reinsurers' share of benefits and claims	243	49	43	—	—	—	335	—	335
Movement in unallocated surplus of with-profits fundsnote (iv)	70	—	(315)	—	—	—	(245)	—	(245)

Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	(18,361)	(15,423)	(6,734)	—	—	—	(40,518)	—	(40,518)
Acquisition costs and other operating expenditurenote F3	(1,093)	(395)	(1,662)	(628)	(576)	(179)	(4,533)	(266)	(4,799)
Finance costs: interest on core structural borrowings of shareholder-financed operations	—	(13)	—	—	—	—	(13)	(244)	(257)

Total charges, net of reinsurance	(19,454)	(15,831)	(8,396)	(628)	(576)	(179)	(45,064)	(510)	(45,574)

Profit (loss) before tax (being tax attributable to shareholders' and policyholders' returns)note (i)	1,396	455	721	326	22	72	2,992	(920)	2,072
Tax charge attributable to policyholders' returns	(536)	—	(75)	—	—	—	(611)	—	(611)

Profit (loss) from continuing operations before tax attributable to shareholders	860	455	646	326	22	72	2,381	(920)	1,461

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

F:    Income statement notes (Continued)

        This is represented in the segmental analysis of profit from continuing operations before tax attributable to shareholders in note B1 as follows:

	Year ended December 31, 2010
	Insurance operations			Asset management
							Total segment	Unallocated corporate	Group total
	UK	US	Asia	M&G	US	Asia
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Operating profit based on longer-term investment returnsnote (iii)	719	833	532	284	22	72	2,462	(521)	1,941
Short-term fluctuations in investment returns on shareholder-backed business	116	(378)	114	47	—	—	(101)	(22)	(123)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(5)	—	—	(5)	—	—	(10)	—	(10)
Costs of terminated AIA transaction	—	—	—	—	—	—	—	(377)	(377)
Gain on dilution of holding in PruHealth investment	30	—	—	—	—	—	30	—	30

Profit (loss) from continuing operations before tax attributable to shareholders	860	455	646	326	22	72	2,381	(920)	1,461

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

F:    Income statement notes (Continued)

	Year ended December 31, 2009
	Insurance operations			Asset management
							Total segment	Unallocated corporate	Group total
	UK	US	Asia	M&G	US	Asia
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Gross premiums earned	5,757	9,197	5,345	—	—	—	20,299	—	20,299
Outward reinsurance premiums	(122)	(82)	(119)	—	—	—	(323)	—	(323)

Earned premiums, net of reinsurance	5,635	9,115	5,226	—	—	—	19,976	—	19,976
Investment returnnote (ii)	17,366	5,070	4,357	420	68	74	27,355	(466)	26,889
Other income	176	(18)	110	379	432	143	1,222	12	1,234

Total revenue, net of reinsurance	23,177	14,167	9,693	799	500	217	48,553	(454)	48,099

Benefits and claims	(18,521)	(13,297)	(8,083)	—	—	—	(39,901)	—	(39,901)
Outward reinsurers' share of benefits and claims	214	12	39	—	—	—	265	—	265
Movement in unallocated surplus of with-profits fundsnote (iv)	(1,893)	—	334	—	—	—	(1,559)	—	(1,559)

Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	(20,200)	(13,285)	(7,710)	—	—	—	(41,195)	—	(41,195)

Acquisition costs and other operating expenditurenote F3	(1,508)	(383)	(1,536)	(505)	(496)	(162)	(4,590)	18	(4,572)
Finance costs: interest on core structural borrowings of shareholder-financed operations	—	(13)	—	—	—	—	(13)	(196)	(209)
Loss on sale of Taiwan agency business	—	—	(559)	—	—	—	(559)	—	(559)

Total charges, net of reinsurance	(21,708)	(13,681)	(9,805)	(505)	(496)	(162)	(46,357)	(178)	(46,535)

Profit (loss) before tax (being tax attributable to shareholders' and policyholders' returns)note (i)	1,469	486	(112)	294	4	55	2,196	(632)	1,564
Tax charge attributable to policyholders' returns	(750)	—	(68)	—	—	—	(818)	—	(818)

Profit (loss) from continuing operations before tax attributable to shareholders	719	486	(180)	294	4	55	1,378	(632)	746

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

F:    Income statement notes (Continued)

        This is represented in the segmental analysis of profit from continuing operations before tax attributable to shareholders in note B1 as follows:

	Year ended December 31, 2009
	Insurance operations			Asset management
							Total segment	Unallocated corporate	Group total
	UK	US	Asia	M&G	US	Asia
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Operating profit based on longer-term investment returnsnote (iii)	657	618	410	238	4	55	1,982	(418)	1,564
Short-term fluctuations in investment returns on shareholder-backed business	108	(132)	31	70	—	—	77	(200)	(123)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(46)	—	—	(14)	—	—	(60)	(14)	(74)
Loss on sale and results for Taiwan agency business	—	—	(621)	—	—	—	(621)	—	(621)

Profit (loss) from continuing operations before tax attributable to shareholders	719	486	(180)	294	4	55	1,378	(632)	746

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

F:    Income statement notes (Continued)

	Year ended December 31, 2008
	Insurance operations			Asset management
							Total segment	Unallocated corporate	Group total
	UK	US	Asia	M&G	US	Asia
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Gross premiums earned	7,628	6,032	5,333	—	—	—	18,993	—	18,993
Outward reinsurance premiums	(61)	(67)	(76)	—	—	—	(204)	—	(204)

Earned premiums, net of reinsurance	7,567	5,965	5,257	—	—	—	18,789	—	18,789
Investment returnnote (ii)	(20,134)	(5,449)	(4,229)	(301)	40	73	(30,000)	(202)	(30,202)
Other income	141	1	93	353	369	129	1,086	60	1,146

Total revenue, net of reinsurancenote (v)	(12,426)	517	1,121	52	409	202	(10,125)	(142)	(10,267)

Benefits and claims	7,048	(1,152)	(1,276)	—	—	—	4,620	—	4,620
Outward reinsurers' share of benefits and claims	146	205	38	—	—	—	389	—	389
Movement in unallocated surplus of with-profits fundsnote (iv)	4,769	—	1,046	—	—	—	5,815	—	5,815

Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	11,963	(947)	(192)	—	—	—	10,824	—	10,824

Acquisition costs and other operating expenditurenote F3	(739)	(211)	(882)	29	(402)	(150)	(2,355)	(104)	(2,459)
Finance costs: interest on core structural borrowings of shareholder-financed operations	—	(11)	—	—	—	—	(11)	(161)	(172)

Total charges, net of reinsurancenote (v)	11,224	(1,169)	(1,074)	29	(402)	(150)	8,458	(265)	8,193

(Loss) profit before tax (being tax attributable to shareholders' and policyholders' returns)note (i)	(1,202)	(652)	47	81	7	52	(1,667)	(407)	(2,074)
Tax credit attributable to policyholders' returns	1,579	—	45	—	—	—	1,624	—	1,624

(Loss) profit from continuing operations before tax attributable to shareholders	377	(652)	92	81	7	52	(43)	(407)	(450)

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

F:    Income statement notes (Continued)

        This is represented in the segmental analysis of profit from continuing operations before tax attributable to shareholders in note B1 as follows:

	Year ended December 31, 2008
	Insurance operations			Asset management
							Total segment	Unallocated corporate	Group total
	UK	US	Asia	M&G	US	Asia
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Operating profit based on longer-term investment returnsnote (iii)	589	335	231	286	7	52	1,500	(288)	1,212
Short-term fluctuations in investment returns on shareholder-backed business	(212)	(987)	(138)	(195)	—	—	(1,532)	(118)	(1,650)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	(2)	(10)	—	—	(12)	(1)	(13)
Results for the sold Taiwan agency business	—	—	1	—	—	—	1	—	1

(Loss) profit from continuing operations before tax attributable to shareholders	377	(652)	92	81	7	52	(43)	(407)	(450)

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

(iii)
The Group has amended the presentation of operating profit for its US insurance operations to remove the net equity hedge accounting effect (incorporating related amortization of deferred acquisition costs) and include it in short-term fluctuations. The 2009 and 2008 comparatives have been amended accordingly. Note A4d(ii) explains the effect of the change.

(iv)
The movement in unallocated surplus of with-profits funds for Asia above includes movement relating to the Hong Kong branch of PAC. For the purpose of the presentation of unallocated surplus of with-profits funds within the statement of financial position, the Hong Kong branch balance is shown within the unallocated surplus of the PAC with-profits sub-fund.

(v)
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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

F:    Income statement notes (Continued)

F2:    Revenue

	2010	2009	2008
	£ million	£ million	£ million
Long-term business premiums
Insurance contract premiums	23,647	19,347	17,575
Investment contracts with discretionary participation feature premiums	750	789	964
Inwards reinsurance premiums	171	163	454
Less: reinsurance premiums ceded	(357)	(323)	(204)

Earned premiums, net of reinsurancenote (iv)	24,211	19,976	18,789

Investment return
Realized and unrealized gains and losses on securities at fair value through profit and loss	14,728	18,175	(34,157)
Realized and unrealized losses and gains on derivatives at fair value through profit and loss	(891)	1,164	(5,261)
Realized losses on available-for-sale securities, previously recognized in other comprehensive income	(51)	(420)	(487)
Realized losses on loans	(12)	(115)	210
Interestnotes (i), (ii)	5,976	5,575	6,739
Dividends	1,394	1,755	2,023
Other investment return	625	755	731

Investment return	21,769	26,889	(30,202)

Fee income from investment contract business and asset managementnotes (iii), (iv)	1,666	1,234	1,109
Income from venture investments of the PAC with-profits funds	—	—	37

Other income	1,666	1,234	1,146

Total revenue	47,646	48,099	(10,267)

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

F:    Income statement notes (Continued)

Notes

(i)
The segmental analysis of interest income is as follows:

	2010	2009	2008
	£ million	£ million	£ million
Insurance operations:
UK	4,371	3,848	4,802
US	1,014	1,051	1,520
Asia	412	522	49
Asset management operations:
M&G	127	140	310
US	—	2	1
Asia	2	2	2

Total segment	5,926	5,565	6,684

Unallocated corporate	50	10	55

Total	5,976	5,575	6,739

(ii)
Interest income includes £21 million (2009: £17 million; 2008: £11 million) accrued in respect of impaired securities.

(iii)
Fee income includes £11 million (2009: £1 million; 2008: £7 million) relating to financial instruments that are not held at fair value through profit and loss. These fees primarily related to prepayment fees, late fees and syndication fees.

(iv)
The following table provides additional segmental analysis of revenue from external customers:

	2010
	Asia	US	UK	Intragroup	Total
	£ million	£ million	£ million	£ million	£ million
Revenue from external customers:
Insurance operations	6,373	11,710	6,476	(10)	24,549
Asset management	248	597	768	(314)	1,299
Unallocated corporate	—	—	29	—	29
Intragroup revenue eliminated on consolidation	(77)	(72)	(175)	324	—

Total revenue from external customers	6,544	12,235	7,098	—	25,877

	2009
	Asia	US	UK	Intragroup	Total
	£ million	£ million	£ million	£ million	£ million
Revenue from external customers:
Insurance operations	5,336	9,097	5,822	(11)	20,244
Asset management	213	499	513	(271)	954
Unallocated corporate	—	—	12	—	12
Intragroup revenue eliminated on consolidation	(70)	(67)	(145)	282	—

Total revenue from external customers	5,479	9,529	6,202	—	21,210

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

F:    Income statement notes (Continued)

	2008
	Asia	US	UK	Intragroup	Total
	£ million	£ million	£ million	£ million	£ million
Revenue from external customers:
Insurance operations	5,348	5,955	7,711	(10)	19,004
Asset management	202	414	497	(280)	833
Unallocated corporate	—	—	61	—	61
Intragroup revenue eliminated on consolidation	(73)	(45)	(172)	290	—

Total revenue from external customers	5,477	6,324	8,097	—	19,898

      Revenue from external customers is made up of the following:

	2010	2009	2008
	£ million	£ million	£ million
Earned premiums, net of reinsurance	24,211	19,976	18,789
Fee income from investment contract business and asset management (included within "Other income")	1,666	1,234	1,109

Total revenue from external customers	25,877	21,210	19,898

        In their capacity as fund managers to fellow Prudential Group subsidiaries, M&G, the US and the Asian asset management businesses earn fees for investment management and related services. Intragroup fees included within asset management revenue were £314 million (2009: £271 million; 2008: £280 million) earned £165 million (2009: £134 million; 2008: £162 million) by M&G, £72 million (2009: £67 million; 2008: £45 million) by the US asset management segment and £77 million (2009: £70 million; 2008: £73 million) by the Asian asset management segment. In 2010, the remaining £10 million (2009: £11 million; 2008: £10 million) of intragroup revenue was recognized by UK insurance operations. These services are charged at appropriate arm's length prices, typically priced as a percentage of funds under management.

        Revenue from external customers of Asian, US and UK insurance operations shown above are net of outwards reinsurance premiums of £146 million, £83 million and £128 million respectively (2009: £119 million, £82 million and £122 million respectively; 2008: £76 million, £67 million and £61 million respectively).

        In Asia, revenue from external customers from no individual country exceeds 10 per cent of the Group total. The largest country is Hong Kong with a total revenue from external customers of £1,246 million (2009: £1,013 million; 2008: £1,170 million).

        Due to the nature of the business of the Group, there is no reliance on any major customers.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

F:    Income statement notes (Continued)

F3:    Acquisition costs and other expenditure

	2010	2009	2008
	£ million	£ million	£ million
Acquisition costs incurrednotes (i), (ii)	2,024	1,796	1,547
Acquisition costs deferred less amortization of acquisition costs	(918)	(763)	(362)
Administration costs and other expenditure	3,496	2,924	2,237
Movements in amounts attributable to external unit holdersnotes (v)	197	615	(963)

Total acquisition costs and other expenditurenotes (iii), (iv), (v)	4,799	4,572	2,459

Notes

(i)
The acquisition costs as shown on the table above relate to policy acquisition costs. Acquisition costs from business combinations are included within other expenditure. Acquisition costs in 2010 comprise amounts related to insurance contracts of £941 million (2009: £871 million; 2008: 1,048 million), and investment contracts and asset management contracts of £165 million (2009: £162 million; 2008 £137 million).

(ii)
There were no fee expenses relating to financial liabilities held at amortized cost included in acquisition costs in 2010, 2009 and 2008.

(iii)
The total depreciation and amortization expense is £309 million (2009: £377 million; 2008: £618 million). Of this amount, £226 million (2009: £305 million; 2008: £535 million) relates to amortization of deferred acquisition costs of insurance contracts and asset management contracts, which is primarily borne by the insurance operations. The segmental analysis of total depreciation and amortization expense is as follows:

	2010	2009	2008
	£ million	£ million	£ million
Insurance operations:
UK	35	25	29
US	(6)	88	283
Asia	258	246	279
Asset management operations:
M&G	8	2	6
US	2	2	1
Asia	4	4	4

Total segment	301	367	602
Unallocated corporate	8	10	16

Total	309	377	618

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

F:    Income statement notes (Continued)

(iv)
Interest expense, excluding interest on core structural borrowings of shareholder-financed operations, amounted to £113 million (2009: £89 million; 2008: £278 million) and is included within total acquisition costs and other operating expenditure as part of investment management expenses. The segmental analysis of this interest expense is as follows:

	2010	2009	2008
	£ million	£ million	£ million
Insurance operations:
UK	28	28	66
US	33	32	90
Asia	13	1	—
Asset management operations:
M&G	19	—	34
US	—	—	—
Asia	—	—	—

Total segment	93	61	190
Unallocated corporate	20	28	88

Total	113	89	278

(v)
Movements in amounts attributable to external unit holders comprises £61 million (2009: £310 million; 2008: negative £662 million) for UK insurance operations and £136 million (2009: £305 million; 2008: negative £301 million) for Asian insurance operations.

(vi)
The total amounts, for acquisition costs and other expenditure shown above includes corporate expenditure shown in note B1 (Segment disclosure—income statement). The charge for corporate expenditure comprises:

	2010	2009	2008
	£ million	£ million	£ million
Group head office	(172)	(146)	(130)
Asia regional office	(48)	(57)	(41)

Total	(220)	(203)	(171)

        Group head office costs includes provision for property leases and other non recurrent items of £25 million (2009: £6 million; 2008: £nil).

F4:    Finance costs: Interest on core structural borrowings of shareholder-financed operations

        Finance costs consist of £244 million (2009: £196 million; 2008: £161 million) interest on core debt of the parent company and £13 million (2009: £13 million; 2008: £11 million) on US insurance operations' surplus notes.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

F:    Income statement notes (Continued)

F5:    Tax

(a)   Total tax credit (charge) by nature of expense

        An analysis of the total tax benefit (expense) of continuing operations recognized in the income statement by nature of benefit (expense) is as follows:

	2010	2009	2008
	£ million	£ million	£ million
Current tax (expense) benefit:
Corporation tax	(378)	(500)	(225)
Adjustments in respect of prior years	287	(29)	359

Total current tax	(91)	(529)	134

Deferred tax arising from:
Origination and reversal of temporary differences	(518)	(340)	1,629
Expense in respect of a previously unrecognized tax loss, tax credit or temporary difference from a prior period	(27)	(4)	(77)
Writedown or reversal of a previous writedown of a deferred tax asset	—	—	(3)

Total deferred tax (charge) credit	(545)	(344)	1,549

Total tax (charge) credit	(636)	(873)	1,683

        The total tax expense arises as follows:

	2010	2009	2008
	£ million	£ million	£ million
Current tax (expense) benefit:
UK	(61)	(527)	280
Foreign	(30)	(2)	(146)

	(91)	(529)	134

Deferred tax (charge) credit:
UK	(252)	(368)	1,478
Foreign	(293)	24	71

	(545)	(344)	1,549

Total	(636)	(873)	1,683

        The current tax charge of £91 million includes £13 million for 2010 (2009: charge of £6 million; 2008: charge of £7 million) in respect of the tax charge for Hong Kong. The Hong Kong current tax charge is calculated as 16.5 per cent for all periods on either (i) five per cent of the net insurance premium or (ii) the estimated assessable profits, depending on the nature of the business written.

        The total tax charge of £636 million for 2010 (2009: charge of £873 million; 2008: credit of £1,683 million) comprises a charge of £313 million (2009: charge of £895 million; 2008: credit of

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

F:    Income statement notes (Continued)

£1,758 million) for UK tax and a charge of £323 million (2009: credit of £22 million; 2008: charge of £75 million) for overseas tax.

        This tax charge comprises tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders. The tax charge attributable to shareholders of £25 million for 2010 (2009: charge of £55 million; 2008: credit of £59 million) comprises a credit of £187 million (2009: charge of £176 million; 2008: credit of £95 million) for UK tax and a charge of £212 million (2009: credit of £121 million; 2008: charge of £36 million) for overseas tax. The tax charge attributable to shareholders' returns includes an exceptional tax credit of £158 million which primarily relates to the impact of a settlement agreed with the UK Tax authorities. This exceptional tax credit is recorded within "Adjustments in respect of prior years". In addition, adjustments in respect of prior years also includes other changes that arose as a result of routine revision of tax returns.

        The total deferred tax (charge) credit arises as follows:

	2010	2009	2008
	£ million	£ million	£ million
Unrealized gains and losses on investments	(217)	(35)	1,521
Balances relating to investment and insurance contracts	(28)	(12)	(239)
Short-term timing differences	(431)	(105)	(29)
Capital allowances	(8)	1	2
Unused tax losses	139	(193)	294

Deferred tax charge	(545)	(344)	1,549

        In 2010, a deferred tax charge of £287 million (2009: charge of £546 million; 2008: credit of £561 million) has been taken through other comprehensive income. Other movements in deferred tax totaling a £40 million charge is mainly comprised of foreign exchange movements. When these amounts are taken with the deferred tax charge shown above the result is an increase of £0.9 billion in the Group's net deferred tax liability (2009: increase of £0.8 billion; 2008: decrease of £2.1 billion).

(b)   Reconciliation of effective tax rate

        The total tax charge is attributable to shareholders and policyholders as summarized in the income statement.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

F:    Income statement notes (Continued)

(i)    Summary of pre-tax profit (loss) and tax (charge) credit

        The income statement includes the following items:

	2010	2009	2008
	£ million	£ million	£ million
Profit (loss) before tax	2,072	1,564	(2,074)
Tax (charge) credit attributable to policyholders' returns	(611)	(818)	1,624

Profit (loss) before tax attributable to shareholders	1,461	746	(450)
Tax attributable to shareholders' profits (losses):
Tax (charge) credit	(636)	(873)	1,683
Less: tax attributable to policyholders' returns	611	818	(1,624)

Tax (charge) credit attributable to shareholders' returns	(25)	(55)	59

Profit (loss) from continuing operations after tax	1,436	691	(391)

(ii)   Overview

        For the purposes of explaining the relationship between tax expense and accounting profit, it is appropriate to consider the sources of profit and tax by reference to those that are attributable to shareholders and policyholders, as follows:

	2010			2009			2008
	Attributable to shareholders	Attributable to policyholders*	Total	Attributable to shareholders	Attributable to policyholders*	Total	Attributable to shareholders	Attributable to policyholders*	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Profit (loss) before tax	1,461	611	2,072	746	818	1,564	(450)	(1,624)	(2,074)
Taxation charge:
Expected tax rate	28%	100%	49%	31%	100%	67%	42%	100%	87%

Expected tax charge	(406)	(611)	(1,017)	(233)	(818)	(1,051)	188	1,624	1,812

Variance from expected tax chargenote v(ii)	381	—	381	178	—	178	(129)	—	(129)

Actual tax (charge) credit	(25)	(611)	(636)	(55)	(818)	(873)	59	1,624	1,683
Average effective tax rate	2%	100%	31%	7%	100%	56%	13%	100%	81%

*
For the column entitled "Attributable to policyholders", the profit before tax represents income, net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies.

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

December 31, 2010

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

        It is to be noted that the calculations described are determined using data from the regulatory basis returns rather than the IFRS basis results. The differences between the regulatory and accounting bases

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

F:    Income statement notes (Continued)

are very significant and extremely complex, rendering any explanation in general purpose financial statements to be of little if any use to users.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

F:    Income statement notes (Continued)

(v)   Reconciliation of tax charge on profit (loss) attributable to shareholders for continuing operations

2010	Asian insurance operations	US insurance operations	UK insurance operations	Other operations	Total
	£ million (except for tax rates)
Profit (loss) before tax attributable to shareholders:
Operating profit based on longer-term investment returnsnote (iii)	532	833	719	(143)	1,941
Short-term fluctuations in investment returns	114	(378)	116	25	(123)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	(5)	(5)	(10)
Cost of terminated AIA transaction				(377)	(377)
Gain on dilution of holding in PruHealth	—	—	30	—	30

Total	646	455	860	(500)	1,461

Expected tax rates:note (i)
Operating profit based on longer-term investment returnsnote (iii)	22%	35%	28%	28%	29%
Short-term fluctuations in investment returns	25%	35%	28%	28%	52%
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	28%	28%	20%
Cost of terminated AIA transaction	—	—	—	28%	28%
Gain on dilution of holding in PruHealth	—	—	28%	—	28%
Expected tax (charge) credit based on expected tax rates:
Operating profit based on longer-term investment returnsnote (iii)	(117)	(292)	(201)	40	(570)
Short-term fluctuations in investment returns	(29)	132	(32)	(7)	64
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	1	1	2
Cost of terminated AIA transaction	—	—	—	106	106
Gain on dilution of holding in PruHealth	—	—	(8)	—	(8)

Total	(146)	(160)	(240)	140	(406)

Variance from expected tax charge:note (ii)
Operating profit based on longer-term investment returnsnote (iii)	59	43	18	237	357
Short-term fluctuations in investment returns	21	—	—	7	28
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	—	1	1
Cost of terminated AIA transaction	—	—	—	(13)	(13)
Gain on dilution of holding in PruHealth	—	—	8	—	8

Total	80	43	26	232	381

Actual tax (charge) credit:
Operating profit based on longer-term investment returns, excluding exceptional tax creditnote (iii)	(58)	(249)	(183)	119	(371)
Exceptional tax credit*	—	—	—	158	158

Operating profit based on longer-term investment returns	(58)	(249)	(183)	277	(213)
Short-term fluctuations in investment returns	(8)	132	(32)	—	92
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	1	2	3
Cost of terminated AIA transaction	—	—	—	93	93
Gain on dilution of holding in PruHealth	—	—	—	—	—

Total	(66)	(117)	(214)	372	(25)

Actual tax rate:
Operating profit based on longer-term investment returns	11%	30%	25%	194%	11%
Total profit	10%	26%	25%	74%	2%
Actual tax rate (excluding exceptional tax credit)*:
Operating profit based on longer-term investment returns	11%	30%	25%	83%	19%
Total profit	10%	26%	25%	43%	13%

*
The tax charge attributable to shareholders' return includes an exceptional tax credit of £158 million which primarily relates to the impact of a settlement agreed with the UK tax authorities.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

F:    Income statement notes (Continued)

2009*	Asian insurance operations	US insurance operations	UK insurance operations	Other operations	Total
	£ million	£ million	£ million	£ million	£ million
Profit (loss) before tax attributable to shareholders:
Operating profit based on longer-term investment returnsnote (iii)	410	618	657	(121)	1,564
Short-term fluctuations in investment returns	31	(132)	108	(130)	(123)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	(46)	(28)	(74)
Loss on sale and results for Taiwan agency business	(621)	—	—	—	(621)

Total	(180)	486	719	(279)	746

Expected tax rates:note (i)
Operating profit based on longer-term investment returnsnote (iii)	24%	35%	28%	28%	30%
Short-term fluctuations in investment returns	25%	35%	28%	36%	45%
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	28%	28%	28%
Loss on sale and results for Taiwan agency business	25%	—	—	—	25%

Expected tax (charge) credit based on expected tax rates:
Operating profit based on longer-term investment returnsnote (iii)	(98)	(216)	(184)	34	(464)
Short-term fluctuations in investment returns	(8)	46	(30)	47	55
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	13	8	21
Loss on sale and results for Taiwan agency business	155	—	—	—	155

Total	49	(170)	(201)	89	(233)

Variance from expected tax charge:note (ii)
Operating profit based on longer-term investment returnsnote (iii)	35	76	(29)	8	90
Short-term fluctuations in investment returns	15	196	—	14	225
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	—	—	—
Loss on sale and results for Taiwan agency business	(137)	—	—	—	(137)

Total	(87)	272	(29)	22	178

Actual tax (charge) credit:
Operating profit based on longer-term investment returnsnote (iii)	(63)	(140)	(213)	42	(374)
Short-term fluctuations in investment returns	7	242	(30)	61	280
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	13	8	21
Loss on sale and results for Taiwan agency business	18	—	—	—	18

Total	(38)	102	(230)	111	(55)

Actual tax rate:
Operating profit based on longer-term investment returns	15%	23%	32%	35%	24%
Total profit	(21)%	(21)%	32%	40%	7%

*
The Group has amended the presentation of operating profit for its US insurance operations to remove the net equity hedge accounting effect (incorporating related amortization of deferred acquisition costs) and include it in short-term fluctuations. The 2009 comparatives have been amended accordingly. Note A4d(ii) explains the effect of the change.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

F:    Income statement notes (Continued)

2008*	Asian insurance operations	US insurance operations	UK insurance operations	Other operations	Total
	£ million	£ million	£ million	£ million	£ million
Profit (loss) before tax attributable to shareholders:
Operating profit based on longer-term investment returnsnote (iii)	231	335	589	57	1,212
Short-term fluctuations in investment returns	(138)	(987)	(212)	(313)	(1,650)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(2)	—	—	(11)	(13)
Results for sold Taiwan agency business	1	—	—	—	1

Total	92	(652)	377	(267)	(450)

Expected tax rates:note (i)
Operating profit based on longer-term investment returnsnote (iii)	23%	35%	28%	17%	29%
Short-term fluctuations in investment returns	28%	35%	28%	28%	32%
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	25%	—	—	28%	27%
Results for sold Taiwan agency business	25%	—	—	—	25%

Expected tax credit (charge) based on expected tax rates:
Operating profit based on longer-term investment returnsnote (iii)	(54)	(117)	(165)	(10)	(346)
Short-term fluctuations in investment returns	38	345	59	88	530
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	1	—	—	3	4
Results for sold Taiwan agency business	—	—	—	—	—

Total	(15)	228	(106)	81	188

Variance from expected tax charge:note (ii)
Operating profit based on longer-term investment returnsnote (iii)	(51)	17	57	56	79
Short-term fluctuations in investment returns	(3)	(173)	(8)	(19)	(203)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	—	(1)	(1)
Results for sold Taiwan agency business	(4)	—	—	—	(4)

Total	(58)	(156)	49	36	(129)

Actual tax credit (charge):
Operating profit based on longer-term investment returnsnote (iii)	(105)	(100)	(108)	46	(267)
Short-term fluctuations in investment returns	35	172	51	69	327
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	1	—	—	2	3
Results for sold Taiwan agency business	(4)	—	—	—	(4)

Total	(73)	72	(57)	117	59

Actual tax rate:
Operating profit based on longer-term investment returns	45%	30%	18%	(81%)	22%
Total profit	79%	11%	15%	44%	13%

*
The Group has amended the presentation of operating profit for its US insurance operations to remove the net equity hedge accounting effect (incorporating related amortization of deferred acquisition costs) and include it in short-term fluctuations. The 2008 comparatives have been amended accordingly. Note A4d(ii) explains the effect of the change.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

F:    Income statement notes (Continued)

Notes

(i)
Expected tax rates for profit (loss) attributable to shareholders:

•
The expected tax rates shown in the table above reflect the corporation tax rates generally applied to taxable profits of the relevant country jurisdictions.

•
For Asian operations the expected tax rates reflect the corporation tax rates weighted by reference to the source of profits of operations contributing to the aggregate business result.

•
The expected tax rate for Other operations reflects the mix of business between UK and overseas operations, which are taxed at a variety of rates. The rates will fluctuate from year to year dependent on the mix of profits.

(ii)
For 2010, 2009 and 2008 the principal variances arise from a number of factors, including:

(a)
Asian long-term operations

For 2010 and 2009, profits in certain countries which are not taxable partly offset by the inability to fully recognize deferred tax assets on losses being carried forward. For 2008, tax losses in several jurisdictions which are not expected to be available for relief against future profits, and losses on investments in jurisdictions which do not provide corresponding tax relief;

(b)
Jackson

For 2010, the benefit of a deduction from taxable income of a proportion of dividends received attributable to the variable annuity business. For 2009, the ability to fully recognize deferred tax assets on losses brought forward which we were previously unable to recognize together with income subject to a lower level of taxation and the benefit of a deduction from taxable income of a proportion of dividends received attributable to the variable annuity business. For 2008, the inability to fully recognize deferred tax assets on losses being carried forward which has partially been offset by the benefit of a deduction from taxable income of a proportion of dividends received attributable to the variable annuity business;

(c)
UK insurance operations

For 2010, routine revisions to prior period tax returns. For 2009, adjustments in respect of prior year tax charge and different tax bases of UK life business. For 2008, prior year adjustments arising from the routine revisions of tax returns, the settlement of outstanding issues with HMRC at an amount below that previously provided and the different tax bases of UK life business; and

(d)
Other operations

For 2010, an exceptional tax credit which primarily relates to the impact of the settlement agreed with the UK tax authorities and the ability to recognize a deferred tax credit on various tax losses which we were previously unable to recognize, partly offset by the inability to fully recognize a tax credit in respect of non deductible capital costs incurred in relation to the terminated AIA transaction. For 2009, the ability to recognize a deferred tax asset on various tax losses which we were previously unable to recognize partly offset by adjustments in respect of the prior year tax charge. For 2008, the settlement of issues with HMRC at amounts below those previously provided and a reduction in amounts previously provided on outstanding issues with HMRC which has been partially offset by the inability to recognize a deferred tax asset on various tax losses.

(e)
For 2009, the actual tax rate in relation to Asia excluding the result for the sold Taiwan agency business would have been 13 per cent.

(iii)
Operating profit based on longer-term investment returns is net of attributable restructuring costs and development expenses.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

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

	2010	2009	2008
	£ million	£ million	£ million
Asian operations
Policyholder returns
Assets backing unit-linked liabilities	1,279	2,539	(2,552)
With-profits business	1,039	1,519	(1,611)

	2,318	4,058	(4,163)

Shareholder returns	429	373	7

Total	2,747	4,431	(4,156)

US operations
Policyholder returns
Assets held to back (separate account) unit-linked liabilities	3,520	3,760	(5,925)

Shareholder returns
Realized gains and losses (including impairment losses on available-for-sale bonds)	21	(529)	(651)
Value movements on derivative hedging program for general account business	20	340	(311)
Interest/dividend income and value movements on other financial instruments for which fair value movements are booked in the income statement	1,016	1,567	1,478

	1,057	1,378	516

Total	4,577	5,138	(5,409)

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

F:    Income statement notes (Continued)

	2010	2009	2008
	£ million	£ million	£ million
UK operations
Policyholder returns
Scottish Amicable Insurance Fund (SAIF)	1,075	1,438	(2,095)
Assets held to back unit-linked liabilities	2,119	2,947	(2,971)
With-profits fund (excluding SAIF)	8,815	10,461	(14,595)

	12,009	14,846	(19,661)

Shareholder returns
Prudential Retirement Income Limited (PRIL)	1,717	1,827	(684)
Other business	834	1,113	(90)

	2,551	2,940	(774)

Total	14,560	17,786	(20,435)

Unallocated corporate
Shareholder returns	(115)	(466)	(202)

Group Total
Policyholder returns	17,847	22,664	(29,749)
Shareholder returns	3,922	4,225	(453)

Total	21,769	26,889	(30,202)

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

December 31, 2010

F:    Income statement notes (Continued)

on these products. Similarly for with-profits funds there is a close correlation between increases or decreases in investment returns and the level of combined charge for policyholder benefits and movement on unallocated surplus that arises from such returns.

Shareholder returns

        For shareholder-backed non-participating business of the UK (comprising PRIL and other non-linked non-participating business) and of the Asian operations, the investment return is not directly attributable to policyholders and therefore does impact shareholders' profit directly. However, it should be noted that for UK shareholder-backed annuity business, principally PRIL, where the durations of asset and liability cash flows are closely matched, the discount rate applied to measure liabilities to policyholders (under "grandfathered" UK GAAP and under IFRS 4) reflects movements in asset yields (after allowances for the future defaults) of the backing portfolios. Therefore, the net impact on the shareholders' profits of the investment return of the assets backing liabilities of the UK shareholder-backed annuity business is after taking into account the consequential effect on the movement in policyholder liabilities.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

F:    Income statement notes (Continued)

        Benefits and claims and movements in unallocated surplus of with-profits funds net of reinsurance can be further analyzed as follows:

2010	Asia	US	UK	Total
	£ million	£ million	£ million	£ million
Claims incurred	(2,595)	(4,348)	(9,941)	(16,884)
Increase in policyholder liabilities	(3,824)	(11,075)	(8,490)	(23,389)
Movement in unallocated surplus of with-profits funds	(315)	—	70	(245)

	(6,734)	(15,423)	(18,361)	(40,518)

2009	Asia	US	UK	Total
	£ million	£ million	£ million	£ million
Claims incurred	(1,814)	(4,092)	(9,875)	(15,781)
Increase in policyholder liabilities	(6,230)	(9,193)	(8,432)	(23,855)
Movement in unallocated surplus of with-profits funds	334	—	(1,893)	(1,559)

	(7,710)	(13,285)	(20,200)	(41,195)

2008	Asia	US	UK	Total
	£ million	£ million	£ million	£ million
Claims incurred	(1,552)	(3,666)	(10,992)	(16,210)
Decrease in policyholder liabilities	314	2,719	18,186	21,219
Movement in unallocated surplus of with-profits funds	1,046	—	4,769	5,815

	(192)	(947)	11,963	10,824

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

G:    Financial assets and liabilities

G1:    Financial instruments—designation and fair values

        The Group designates all financial assets as either fair value through profit and loss, available-for-sale, or as loans and receivables. Financial liabilities are designated as either fair value through profit and loss, amortized cost, or as investment contracts with discretionary participation features accounted for under IFRS 4 as described in note A4.

2010	Fair value through profit and loss	Available- for-sale	Loans and receivables	Total carrying value	Fair value
	£ million	£ million	£ million	£ million	£ million
Financial assets
Cash and cash equivalents	—	—	6,631	6,631	6,631
Deposits	—	—	9,952	9,952	9,952
Equity securities and portfolio holdings in unit trusts	86,635	—	—	86,635	86,635
Debt securitiesnote (i)	90,027	26,325	—	116,352	116,352
Loansnote (ii)	227	—	9,034	9,261	9,083
Other investmentsnote (iii)	5,779	—	—	5,779	5,779
Accrued investment income	—	—	2,668	2,668	2,668
Other debtors	—	—	903	903	903

	182,668	26,325	29,188	238,181

2010	Fair value through profit and loss note (v)	Amortized cost	IFRS 4 basis value	Total carrying value	Fair value
	£ million	£ million	£ million	£ million	£ million
Financial liabilities
Core structural borrowings of shareholder-financed operationsnotes (i),H13	—	3,676	—	3,676	3,866
Operational borrowings attributable to shareholder-financed operationsH13	—	3,004	—	3,004	2,991
Borrowings attributable to with-profits fundsH13	82	1,440	—	1,522	1,524
Obligations under funding, securities lending and sale and repurchase agreements	—	4,199	—	4,199	4,236
Net asset value attributable to unit holders of consolidated unit trust and similar funds	3,372	—	—	3,372	3,372
Investment contracts with discretionary participation featuresnote (iv)	—	—	25,732	25,732	—
Investment contracts without discretionary participation features	15,822	1,882	—	17,704	17,652
Other creditors	—	2,321	—	2,321	2,321
Derivative liabilities	2,037	—	—	2,037	2,037
Other liabilities	—	1,129	—	1,129	1,129

	21,313	17,651	25,732	64,696

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

G:    Financial assets and liabilities (Continued)

2009	Fair value through profit and loss	Available- for-sale	Loans and receivables	Total carrying value	Fair value
	£ million	£ million	£ million	£ million	£ million
Financial assets
Cash and cash equivalents	—	—	5,307	5,307	5,307
Deposits	—	—	12,820	12,820	12,820
Equity securities and portfolio holdings in unit trusts	69,354	—	—	69,354	69,354
Debt securitiesnote (i)	79,083	22,668	—	101,751	101,751
Loansnote (ii)	—	—	8,754	8,754	8,686
Other investmentsnote (iii)	5,132	—	—	5,132	5,132
Accrued investment income	—	—	2,473	2,473	2,473
Other debtors	—	—	762	762	762

	153,569	22,668	30,116	206,353

2009	Fair value through profit and loss note (v)	Amortized cost	IFRS 4 basis value	Total carrying value	Fair value
	£ million	£ million	£ million	£ million	£ million
Financial liabilities
Core structural borrowings of shareholder-financed operationsnotes (i), H13	—	3,394	—	3,394	3,424
Operational borrowings attributable to shareholder-financed operationsH13	—	2,751	—	2,751	2,751
Borrowings attributable to with-profits fundsH13	105	1,179	—	1,284	1,281
Obligations under funding, securities lending and sale and repurchase agreements	—	3,482	—	3,482	3,540
Net asset value attributable to unit holders of consolidated unit trust and similar funds	3,809	—	—	3,809	3,809
Investment contracts with discretionary participation featuresnote (iv)	—	—	24,880	24,880	—
Investment contracts without discretionary participation features	13,840	1,965	—	15,805	15,866
Other creditors	—	1,612	—	1,612	1,612
Derivative liabilities	1,501	—	—	1,501	1,501
Other liabilities	—	877	—	877	877

	19,255	15,260	24,880	59,395

Notes

(i)
As at December 31, 2010, £685 million (2009: £659 million) of convertible bonds were included in debt securities and £352 million (2009: £347 million) were included in borrowings.

(ii)
Loans and receivables are reported net of allowance for loan losses of £52 million (2009: £44 million).

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

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

(v)
For financial liabilities designated as fair value through profit and loss there was no impact on profit from movements in credit risk during 2010 and 2009.

Determination of fair value

        The fair values of the financial assets and liabilities as shown in the table above have been determined on the following bases.

        The fair values of the financial instruments for which fair valuation is required under IFRS are determined by the use of current market bid prices for exchange-quoted investments, or by using quotations from independent third-parties, such as brokers and pricing services or by using appropriate valuation techniques. Investments valued using valuation techniques include financial investments which by their nature do not have an externally quoted price based on regular trades and financial investments for which markets are no longer active as a result of market conditions, e.g. market illiquidity. The valuation techniques used include comparison to recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and, if applicable, enterprise valuation. These techniques may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these instruments. When determining the inputs into the valuation techniques used priority is given to publicly available prices from independent sources, when available, but overall the source of pricing is chosen with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date.

        The fair value estimates are made at a specific point in time, based upon available market information and judgments about the financial instruments, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Group's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses from selling the financial instrument being fair valued. In some cases the disclosed value cannot be realized in immediate settlement of the financial instrument.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

G:    Financial assets and liabilities (Continued)

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

Level 1, 2 and 3 fair value measurement hierarchy of Group financial instruments

        In March 2009 IFRS 7 "Financial Instruments: Disclosures" was amended by the IASB to require certain additional disclosures to be included in IFRS financial statements. This includes, as is presented below, a table of financial instruments carried at fair value analyzed by level of the IFRS 7 defined fair value hierarchy. This hierarchy is based on the inputs of the fair value measurement and reflects the lowest level input that is significant to that measurement.

        The classification criteria and its application to Prudential can be summarized as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities

        Level 1 principally includes exchange listed equities, mutual funds with quoted prices, exchange traded derivatives such as futures and options, and national government bonds unless there is evidence that trading in a given instrument is so infrequent that the market could not possibly be considered active. It also includes other financial instruments (including net assets attributable to unit-holders of consolidated unit trusts and similar funds) where there is clear evidence that the year end valuation is based on a traded price in an active market.

Level 2: Inputs other than quoted prices included within level 1 that are observable either directly (i.e. as prices) or indirectly (i.e. derived from prices)

        Level 2 principally includes corporate bonds and other non-national government debt securities which are valued using observable inputs, together with over-the-counter derivatives such as forward exchange contracts and non-quoted investment funds valued with observable inputs. It also includes net assets attributable to unit-holders of consolidated unit trusts and similar funds and investment contract liabilities that are valued using observable inputs.

        The nature of Prudential's operations in the US and the UK mean that a significant proportion of the assets backing non-linked shareholder-backed business are held in corporate bonds, structured securities and other non-national government debt securities. These assets, in line with market practice, are generally valued using independent pricing providers in the US and third-party broker quotes in the UK and Asia either directly or via third parties, such as IDC or Bloomberg. Such assets are generally classified as level 2 as the nature of these quotations means that they do not strictly meet the definition of level 1 assets. These valuations are determined using independent external quotations from multiple sources and are subject to a number of monitoring controls, such as monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades.

        Pricing services, where available, are used to obtain the third-party broker quotes. Where pricing services providers are used, a single valuation is obtained and applied.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

G:    Financial assets and liabilities (Continued)

        When prices are not available from pricing services, quotes are sourced directly from brokers. Prudential seeks to obtain a number of quotes from different brokers so as to obtain the most comprehensive information available on their executability. Where quotes are sourced directly from brokers, the price used in the valuation is normally selected from one of the quotes based on a number of factors, including the timeliness and regularity of the quotes and the accuracy of the quotes considering the spreads provided. The selected quote is the one which best represents an executable quote for the security at the measurement date.

        Generally, no adjustment is made to the prices obtained from independent third parties. Adjustment is made in only limited circumstances, where it is determined that the third-party valuations obtained do not reflect fair value (e.g. either because the value is stale and/or the values are extremely diverse in range). These are usually securities which are distressed or that could be subject to a debt restructure or where reliable market prices are no longer available due to an inactive market or market dislocation. In these instances, prices are derived using internal valuation techniques including those as described above in this note with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date. The techniques used require a number of assumptions relating to variables such as credit risk and interest rates. Examples of such variables include an average credit spread based on the corporate bond universe and the relevant duration of the asset being valued. Prudential measures the input assumptions based on the best available information at the measurement dates. Securities valued in such manner are classified as level 3 where these significant inputs are not based on observable market data.

        In addition level 2 includes debt securities that are valued internally using standard market practices. Of the total level 2 debt securities of £89,948 million at December 31, 2010 (2009: £83,301 million), £6,638 million are valued internally (2009: £6,426 million). The majority of such securities are valued using matrix pricing, which is based on assessing the credit quality of the underlying borrower to derive a suitable discount rate relative to government securities of a comparable duration. Under matrix pricing, the debt securities are priced taking the credit spreads on comparable quoted public debt securities and applying these to the equivalent debt instruments factoring a specified liquidity premium. The majority of the parameters used in this valuation technique are readily observable in the market and, therefore, are not subject to interpretation.

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

        At December 31, 2010 the Group held £4,194 million (2009: £5,190 million), two per cent of the fair valued financial instruments (2009: three per cent), within level 3. Of these amounts £3,359 million (2009: £3,510 million) was held by the Group's participating funds and therefore shareholders' profit

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

G:    Financial assets and liabilities (Continued)

and equity are not impacted by movements in the valuation of these financial instruments. Total level 3 assets represented 3.3 per cent of the total assets of the participating funds at December 31, 2010 (2009: 3.7 per cent). Total level 3 liabilities at December 31, 2010 were £371 million out of total participating fund liabilities of £112,196 million (2009: £348 million out of £104,817 million).

        Of the £866 million level 3 fair valued financial investments at December 31, 2010 (2009: £1,684 million), net of derivative liabilities which support non-linked shareholder-backed business (1.6 per cent of the total financial investments net of derivative liabilities backing this business) (2009: 3.6 per cent), £728 million are externally valued and £138 million are internally valued (2009: £1,653 million and £31 million respectively). Internal valuations, which represent 0.2 per cent of the total financial investments net of derivative liabilities supporting non-linked shareholder-backed business at December 31, 2010 (2009: 0.06 per cent), are inherently more subjective than external valuations.

        If the value of all level 3 investments backing non-linked shareholder-backed business was varied downwards by 10 per cent, the change in valuation would be £14 million (2009:£3 million), which would reduce shareholders' equity by this amount before tax. Of this amount a £7 million decrease (2009: £5 million increase) would pass through the income statement substantially as part of short-term fluctuations in investment returns outside of operating profit and a £7 million decrease (2009: offset by an £8 million decrease) would be included as part of other comprehensive income, being unrealized movements on assets classified as available-for-sale.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

G:    Financial assets and liabilities (Continued)

	December 31, 2010
	Level 1	Level 2	Level 3	Total
	£ million	£ million	£ million	£ million
With-profits
Equity securities and portfolio holdings in unit trusts	29,675	1,281	415	31,371
Debt securities	11,114	41,375	772	53,261
Other investments (including derivative assets)	137	1,207	2,543	3,887
Derivative liabilities	(56)	(626)	(25)	(707)

Total financial investments, net of derivative liabilities	40,870	43,237	3,705	87,812
Borrowings attributable to the with-profits fund held at fair value	—	(82)	—	(82)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(519)	(511)	(346)	(1,376)

Total	40,351	42,644	3,359	86,354
Percentage of total	47%	49%	4%	100%

Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	54,272	2	—	54,274
Debt securities	3,784	5,268	2	9,054
Other investments (including derivative assets)	43	88	—	131
Derivative liabilities	—	—	—	—

Total financial investments, net of derivative liabilities	58,099	5,358	2	63,459
Investment contracts without discretionary participation features held at fair value	—	(13,841)	—	(13,841)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,360)	—	—	(1,360)

Total	56,739	(8,483)	2	48,258
Percentage of total	118%	(18)%	—	100%

Non-linked shareholder-backed
Loans	—	227	—	227
Equity securities and portfolio holdings in unit trusts	808	21	161	990
Debt securities	10,389	43,305	343	54,037
Other investments (including derivative assets)	52	1,146	563	1,761
Derivative liabilities	(80)	(1,049)	(201)	(1,330)
Total financial investments, net of derivative liabilities	11,169	43,650	866	55,685
Investment contracts without discretionary participation features held at fair value	—	(1,981)	—	(1,981)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(220)	(383)	(33)	(636)

Total	10,949	41,286	833	53,068
Percentage of total	20%	78%	2%	100%

Group total
Loans	—	227	—	227
Equity securities and portfolio holdings in unit trusts	84,755	1,304	576	86,635
Debt securities	25,287	89,948	1,117	116,352
Other investments (including derivative assets)	232	2,441	3,106	5,779
Derivative liabilities	(136)	(1,675)	(226)	(2,037)

Total financial investments, net of derivative liabilities	110,138	92,245	4,573	206,956
Borrowings attributable to the with-profits fund held at fair value	—	(82)	—	(82)
Investment contracts without discretionary participation features held at fair value	—	(15,822)	—	(15,822)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(2,099)	(894)	(379)	(3,372)

Total	108,039	75,447	4,194	187,680
Percentage of total	58%	40%	2%	100%

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

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

Unit-linked and variable annuity separate account
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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

G:    Financial assets and liabilities (Continued)

Reconciliation of movements in level 3 financial instruments measured at fair value

        The following tables reconcile the value of level 3 financial instruments at January 1, 2010 to that presented at December 31, 2010 and at January 1, 2009 to that presented at December 31, 2009.

        Total gains and losses recorded in the income statement in the year represents realized gains and losses, including interest and dividend income unrealized gains and losses on financial instruments classified at fair value through profit and loss and foreign exchange movements on an individual entity's overseas investments. All these amounts are included within "investment return" within the income statement.

        Total gains and losses recorded in other comprehensive income includes unrealized gains and losses on debt securities held as available-for-sale within Jackson and foreign exchange movements arising from the retranslation of the Group's overseas subsidiaries and branches.

        The transfers out from level 3 during 2010 comprise mainly transfers within the Jackson's portfolio. Certain broker-priced assets of Jackson were previously classified as level 3 holdings as a result of illiquidity in the market and the resultant lack of observability into the assumptions used to produce those fair values. During 2010, as a result of ongoing consideration regarding the use of assumptions by pricing sources and the changes in the level of observability of these inputs over recent periods, Jackson determined that these assets would be more appropriately categorized as level 2. As a result, Jackson transferred debt securities of £606 million and derivative assets of £101 million from level 3 to level 2. The remaining transfers out of level 3 of the Group are primarily debt securities reclassifications from level 3 to level 2 which reflect improving liquidity during the period.

        The transfers out from level 3 during 2009 included a transfer of £2,072 million from level 3 to level 2 in respect of structured securities of Jackson. At December 31, 2008, Jackson had utilized internal valuations for certain structured securities given the illiquidity of the market at that time. These assets had therefore been classified as level 3 given the unobservable nature of assumptions within the internal valuation models used. During the first half of 2009, improvements were observed in the level of liquidity for these structured securities such that external prices based on observable inputs from pricing services or brokers were used to value nearly all of the structured securities at December 31, 2009. The remaining transfers in and out of level 3 in 2009 represented sundry individual asset reclassifications, none of which are materially significant as highlighted in the table below.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

G:    Financial assets and liabilities (Continued)

	At Jan 1, 2010	Total gains/ losses in income statement	Total gains/ losses recorded in other compre- hensive income	Purchases	Sales	Settled	Transfers into level 3	Transfers out of level 3	At Dec 31, 2010
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
With-profits
Equity securities and portfolio holdings in unit trusts	475	(6)	—	48	(59)	—	—	(43)	415
Debt securities	1,213	(113)	18	15	(158)	(34)	11	(180)	772
Other investments (including derivative assets)	2,170	309	5	372	(312)	—	—	(1)	2,543
Derivative liabilities	(25)	—	—	—	—	—	—	—	(25)

Total financial investments, net of derivative liabilities	3,833	190	23	435	(529)	(34)	11	(224)	3,705
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(323)	(32)	—	9	—	—	—	—	(346)

Total	3,510	158	23	444	(529)	(34)	11	(224)	3,359
Unit-linked and variable annuity separate accounts
Debt securities	40	—	3	2	(4)	(18)	—	(21)	2

Total financial investments, net of derivative liabilities	40	—	3	2	(4)	(18)	—	(21)	2
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(2)	—	—	—	—	—	—	2	—

Total	38	—	3	2	(4)	(18)	—	(19)	2
Non-linked shareholder-backed
Equity securities and portfolio holdings in unit trusts	179	43	5	30	(95)	—	2	(3)	161
Debt securities	1,068	49	72	46	(213)	(27)	61	(713)	343
Other investments (including derivative assets)	632	15	32	129	(144)	—	—	(101)	563
Derivative liabilities	(195)	(5)	(1)	—	—	—	—	—	(201)

Total financial investments, net of derivative liabilities	1,684	102	108	205	(452)	(27)	63	(817)	866
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(42)	(17)	(1)	(16)	43	—	—	—	(33)

Total	1,642	85	107	189	(409)	(27)	63	(817)	833

Group total
Equity securities and portfolio holdings in unit trusts	654	37	5	78	(154)	—	2	(46)	576
Debt securities	2,321	(64)	93	63	(375)	(79)	72	(914)	1,117
Other investments (including derivative assets)	2,802	324	37	501	(456)	—	—	(102)	3,106
Derivative liabilities	(220)	(5)	(1)	—	—	—	—	—	(226)

Total financial investments, net of derivative liabilities	5,557	292	134	642	(985)	(79)	74	(1,062)	4,573
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(367)	(49)	(1)	(7)	43	—	—	2	(379)

Total	5,190	243	133	635	(942)	(79)	74	(1,060)	4,194

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

G:    Financial assets and liabilities (Continued)

	At Jan 1, 2009	Total gains/ losses in income statement	Total gains/ losses recorded in other compre- hensive income	Purchases	Sales	Settled	Transfers into level 3	Transfers out of level 3	At Dec 31, 2009
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
With-profits
Equity securities and portfolio holdings in unit trusts	509	(3)	(1)	26	(56)	—	—	—	475
Debt securities	1,342	(14)	(11)	50	(225)	(17)	142	(54)	1,213
Other investments (including derivative assets)	2,122	(211)	(89)	403	(55)	—	—	—	2,170
Derivative liabilities	—	(2)	—	—	(23)	—	—	—	(25)

Total financial investments, net of derivative liabilities	3,973	(230)	(101)	479	(359)	(17)	142	(54)	3,833
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(381)	9	—	49	—	—	—	—	(323)

Total	3,592	(221)	(101)	528	(359)	(17)	142	(54)	3,510

Unit-linked and variable annuity separate account
Debt securities	33	2	1	16	—	(8)	—	(4)	40
Derivative liabilities	—	—	—	—	—	—	—	—	—

Total financial investments, net of derivative liabilities	33	2	1	16	—	(8)	—	(4)	40
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	—	—	—	(1)	—	—	(1)	—	(2)

Total	33	2	1	15	—	(8)	(1)	(4)	38

Non-linked shareholder-backed
Equity securities and portfolio holdings in unit trusts	318	(47)	(34)	21	(55)	—	—	(24)	179
Debt securities	3,996	(15)	(565)	104	(473)	(2)	200	(2,177)	1,068
Other investments (including derivative assets)	692	130	(76)	153	(308)	—	43	(2)	632
Derivative liabilities	(246)	93	—	(64)	23	—	(1)	—	(195)

Total financial investments, net of derivative liabilities	4,760	161	(675)	214	(813)	(2)	242	(2,203)	1,684
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(65)	17	6	—	—	—	—	—	(42)

Total	4,695	178	(669)	214	(813)	(2)	242	(2,203)	1,642

Group total
Equity securities and portfolio holdings in unit trusts	827	(50)	(35)	47	(111)	—	—	(24)	654
Debt securities	5,371	(27)	(575)	170	(698)	(27)	342	(2,235)	2,321
Other investments (including derivative assets)	2,814	(81)	(165)	556	(363)	—	43	(2)	2,802
Derivative liabilities	(246)	91	—	(64)	—	—	(1)	—	(220)

Total financial investments, net of derivative liabilities	8,766	(67)	(775)	709	(1,172)	(27)	384	(2,261)	5,557
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(446)	26	6	48	—	—	(1)	—	(367)

Total	8,320	(41)	(769)	757	(1,172)	(27)	383	(2,261)	5,190

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

G:    Financial assets and liabilities (Continued)

        Of the total gains and losses in the income statement in 2010 of £243 million gains, £315 million relates to financial instruments still held at the end of the year, which can be analyzed as £18 million for equity securities, £110 million for debt securities, £243 million for other investments, £(6) million for derivative liabilities and £(50) million for net asset value attributable to unit holders of consolidated unit trusts and similar funds.

        Of the total gains and losses in the income statement in 2009 of £41 million losses, £(205) million relates to financial instruments still held at the end of the year, which can be analyzed as £41 million losses for equity securities, £44 million losses for debt securities, £221 million losses for other investments, £76 million gains for derivative liabilities and £25 million gains for net asset value attributable to unit holders of consolidated unit trusts and similar funds.

Transfers between level 1 and level 2

        During 2010, transfers from level 1 to level 2 amounted to £354 million in respect of certain investment funds held by the Group's participating funds which arose to reflect the change in the observability of the inputs used in valuing these funds.

        There were no significant transfers between level 1 and level 2 during 2009.

Interest income and expense

        The interest income on financial assets not at fair value through profit and loss for the year ended December 31, 2010 from continuing operations was £1,994 million (2009: £1,998 million; 2008: £2,532 million).

        The interest expense on financial liabilities not at fair value through profit and loss for the year ended December 31, 2010 from continuing operations was £427 million (2009: £366 million; 2008: £645 million).

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

G:    Financial assets and liabilities (Continued)

G2:    Market risk

Interest rate risk

        The following table shows an analysis of the classes of financial assets and liabilities and their direct exposure to interest rate risk. Each applicable class of the Group's financial assets or liabilities is analyzed between those exposed to fair value interest rate risk, cash flow interest rate risk and those with no direct interest rate risk exposure:

2010	Fair value interest rate risk	Cash flow interest rate risk	Not directly exposed to interest rate risk	Total
	£ million	£ million	£ million	£ million
Financial assets
Cash and cash equivalents	—	—	6,631	6,631
Deposits	887	8,941	124	9,952
Debt securities	110,168	5,824	360	116,352
Loans	6,238	3,001	22	9,261
Other investments (including derivatives)	1,616	448	3,715	5,779

	118,909	18,214	10,852	147,975

Financial liabilities
Core structural borrowings of shareholder-financed operations	3,676	—	—	3,676
Operational borrowings attributable to shareholder-financed operations	2,624	377	3	3,004
Borrowings attributable to with-profits funds	679	710	133	1,522
Obligations under funding, securities lending and sale and repurchase agreements	631	3,568	—	4,199
Investment contracts without discretionary participation features	988	894	15,822	17,704
Derivative liabilities	705	431	901	2,037
Other liabilities	121	129	879	1,129

	9,424	6,109	17,738	33,271

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

G:    Financial assets and liabilities (Continued)

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

December 31, 2010

G:    Financial assets and liabilities (Continued)

Liquidity analysis

(i)    Contractual maturities of financial liabilities

        The following table sets out the contractual maturities for applicable classes of financial liabilities, excluding derivative liabilities and investment contracts that are separately presented. The financial liabilities are included in the column relating to the contractual maturities at the undiscounted cash flows (including contractual interest payments) due to be paid assuming conditions are consistent with those of year end.

2010	Total carrying value	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	No stated maturity	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Financial liabilities
Core structural borrowings of shareholder-financed operationsH13	3,676	164	861	731	1,314	835	1,244	1,469	6,618
Operational borrowings attributable to shareholder-financed operationsH13	3,004	2,510	561	3	3	3	10	—	3,090
Borrowings attributable to with-profits fundsH13	1,522	155	1,051	161	2	2	121	182	1,674
Obligations under funding, securities lending and sale and repurchase agreements	4,199	4,199	—	—	—	—	—	—	4,199
Other liabilities	1,129	867	16	50	—	—	—	196	1,129
Net asset value attributable to unit holders of consolidated unit-trusts and similar funds	3,372	3,372	—	—	—	—	—	—	3,372
Other creditors	2,321	2,321	—	—	—	—	—	—	2,321

	19,223	13,588	2,489	945	1,319	840	1,375	1,847	22,403

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

G:    Financial assets and liabilities (Continued)

2009	Total carrying value	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	No stated maturity	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Financial liabilities
Core structural borrowings of shareholder-financed operationsH13	3,394	148	588	733	1,394	877	1,343	1,422	6,505
Operational borrowings attributable to shareholder-financed operationsH13	2,751	2,351	435	9	9	9	31	—	2,844
Borrowings attributable to with-profits fundsH13	1,284	228	882	102	—	—	—	205	1,417
Obligations under funding, securities lending and sale and repurchase agreements	3,482	3,482	—	—	—	—	—	—	3,482
Other liabilities	877	643	11	14	—	—	—	211	879
Net asset value attributable to unit holders of consolidated unit-trusts and similar funds	3,809	3,809	—	—	—	—	—	—	3,809
Other creditors	1,612	1,612	—	—	—	—	—	—	1,612

	17,209	12,273	1,916	858	1,403	886	1,374	1,838	20,548

(ii)   Maturity analysis of derivatives

        The following table provides a maturity analysis of derivative assets and liabilities:

2010	Total carrying value	1 year or less	After 1 year to 3 years	After 3 years to 5 years	After 5 years	Total
	£ million	£ million	£ million	£ million	£ million	£ million
Net derivative position	2	1	1	—	—	2

2009	Total carrying value	1 year or less	After 1 year to 3 years	After 3 years to 5 years	After 5 years	Total
	£ million	£ million	£ million	£ million	£ million	£ million
Net derivative position	279	340	10	(1)	—	349

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

G:    Financial assets and liabilities (Continued)

        The net derivative positions as shown in the table above comprise the following derivative assets and liabilities:

	2010	2009
	£ million	£ million
Derivative assets	2,039	1,780
Derivative liabilities	(2,037)	(1,501)

Net derivative position	2	279

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

2010	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	Total undis- counted value	Carrying value
	£ billion	£ billion	£ billion	£ billion	£ billion	£ billion	£ billion	£ billion
Life assurance investment contracts	3	12	15	14	12	15	71	43

2009	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	Total undis- counted value	Carrying value
	£ billion	£ billion	£ billion	£ billion	£ billion	£ billion	£ billion	£ billion
Life assurance investment contracts	3	11	13	13	11	17	68	41

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

        The maturity profile above excludes certain corporate unit-linked business with gross policyholder liabilities of £11 billion (2009: £9 billion) which has no stated maturity but which is repayable on demand.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

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

Credit risk

        The Group's maximum exposure to credit risk of financial instruments before any allowance for collateral or allocation of losses to policyholders is represented by the carrying value of financial instruments on the balance sheet that have exposures to credit risk. These assets comprise cash and cash equivalents, deposits, debt securities, loans and derivative assets, and other debtors, the carrying value of which are disclosed at the start of this note and note G3 for derivative assets. The collateral in place in relation to derivatives is described in G4. Notes D2, D3 and D4, describe the security for these loans held by the Group, as disclosed at the start of this note.

        Of the total loans and receivables held £74 million (2009: £64 million) are past their due date but have not been impaired. Of the total past due but not impaired, £26 million is less than one year past their due date and £9 million is more than six months but less than one year past their due date (2009: £64 million and £11 million respectively). The Group expects full recovery of these loans and receivables. No further analysis has been provided of the age of financial assets that are past due at the end of the reporting period but not impaired as the amounts are immaterial.

        No further analysis has been provided of the element of loans and receivables that was neither past due nor impaired for the total portfolio. This is on the grounds of immateriality of the difference between the neither past due nor impaired elements and the total portfolio.

        Financial assets that would have been past due or impaired had the terms not been renegotiated amounted to £97 million (2009: £55 million).

        There was no collateral held against loans that are past due and impaired or that are past due but not impaired at December 31, 2010 (2009: £nil).

        In addition, during the year the Group took possession of £22 million (2009: £15 million) of other collateral held as security, which mainly consists of assets that could be readily convertible into cash.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

G:    Financial assets and liabilities (Continued)

Currency risk

        As at December 31, 2010, the Group held 18 per cent (2009: 19 per cent) and 14 per cent (2009: 13 per cent) of its financial assets and financial liabilities respectively, in currencies, mainly US dollar and Euro, other than the functional currency of the relevant business unit.

        The financial assets, of which 70 per cent (2009: 74 per cent) are held by the PAC with-profits fund, allow the PAC with-profits fund to obtain exposure to foreign equity markets.

        The financial liabilities, of which 28 per cent (2009: 34 per cent) are held by the PAC with-profits fund, mainly relate to foreign currency borrowings.

        The exchange risks inherent in these exposures are mitigated through the use of derivatives, mainly forward currency contracts (note G3 below).

        The amount of exchange gains recognized in the income statement in 2010, except for those arising on financial instruments measured at fair value through profit and loss, is £82 million (2009: £201 million losses; 2008: £638 million gains). This constitutes £16 million losses (2009: £41 million losses; 2008: £32 million gains) on Medium Term Notes (MTN) liabilities and £98 million of net gains (2009: £160 million net losses; 2008: £606 million net gains), mainly arising on investments of the PAC with-profits fund. The gains/losses on MTN liabilities are fully offset by value movements on cross-currency swaps, which are measured at fair value through profit and loss.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

G:    Financial assets and liabilities (Continued)

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

        The total fair value balances of derivative assets and liabilities as at December 31, 2010 were as follows:

2010	UK insurance operations	US insurance operations	Asian insurance operations	Asset management	Unallocated to a segment	Group total
	£ million	£ million	£ million	£ million	£ million	£ million
Derivative assets	926	645	310	44	114	2,039
Derivative liabilities	(792)	(799)	(222)	(78)	(146)	(2,037)

	134	(154)	88	(34)	(32)	2

2009	UK insurance operations	US insurance operations	Asian insurance operations	Asset management	Unallocated to a segment	Group total
	£ million	£ million	£ million	£ million	£ million	£ million
Derivative assets	910	519	150	48	153	1,780
Derivative liabilities	(709)	(461)	(146)	(49)	(136)	(1,501)

	201	58	4	(1)	17	279

        The above derivative assets are included in "other investments" in the primary statements.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

G:    Financial assets and liabilities (Continued)

        The notional amount of the derivatives, distinguishing between UK insurance and US operations, was as follows:

	UK insurance operations Notional amount on which future payments are based		US insurance operations Notional amount on which future payments are based
2010	Asset	Liability	Asset	Liability
	£ million	£ million	£ million	£ million
As at December 31, 2010
Cross-currency swaps*	808	921	379	173
Equity index put options	—	1,458	—	—
Swaptions	—	18	13,093	3,832
Futures	3,068	7,150	—	2,701
Forwards*	19,668	19,793	—	—
Inflation swaps	3,032	2,945	—	—
Credit default swaps	1,148	20	26	—
Credit derivatives	—	—	—	134
Put options	—	—	8,048	—
Equity options	34	—	3,514	867
Total return swaps	215	215	—	192
Interest rate swaps*	4,035	4,403	7,185	8,495

	UK insurance operations Notional amount on which future payments are based		US insurance operations Notional amount on which future payments are based
2009	Asset	Liability	Asset	Liability
	£ million	£ million	£ million	£ million
As at December 31, 2009
Cross-currency swaps*	808	881	376	168
Swaptions	900	900	12,694	5,263
Futures	2,267	2,987	—	1,534
Forwards*	20,235	20,184	—	—
Inflation swaps	2,337	2,205	—	—
Credit default swaps	90	12	—	—
Credit derivatives	—	—	—	189
Put options	—	—	9,072	—
Equity options	30	552	3,246	562
Total return swaps	420	421	—	—
Interest rate swaps*	5,529	5,710	1,579	3,957

*
In addition, the other operations, including the Group Treasury function and the Asian operations, have cross-currency swap assets and liabilities with notional amounts of £492 million (2009: £819 million) and £209 million (2009: £122 million) respectively, forward currency contracts assets and liabilities with notional amounts of £2,619 million (2009: £570 million)

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

G:    Financial assets and liabilities (Continued)

  and £440 million (2009: £958 million) respectively, interest rate swaps assets and liabilities of £832 million (2009: £793 million) and of £195 million (2009: £522 million), respectively, and cliquet options assets of £nil (2009: £7 million).

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

Fair value hedges

        The Group used interest rate derivatives to hedge the interest rate exposures on its US$300 million, 6.5 per cent perpetual subordinated capital securities until September 2010. The hedge terminated at this point. The impact on the Group's income statement was immaterial. Where the hedge relationship has been de-designated and re-designated, the fair value adjustment to the hedged item up to the point of de-designation continues to be reported as part of the basis of the hedged item and is amortized to the income statement based on a recalculated effective interest rate over the residual period to the first break clause date of the perpetual subordinated capital securities.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

G:    Financial assets and liabilities (Continued)

        The Group has chosen to designate as a fair value hedge certain fixed to floating rate swaps which hedge the fair value exposure to interest rate movements of certain of the Group's operational borrowings.

        The fair value of the derivatives designated as fair value hedges above at December 31, 2010, was an asset of £5 million (2009: asset of £7 million and liability of £1 million). Movements in the fair value of the hedging instruments of a net loss of £1 million (2009: net loss of £11 million; 2008: net loss of £4 million) and the hedged items of a net gain of £1 million (2009: net gain of £11 million; 2008: net gain of £7 million) are recorded in the income statement in respect of the fair value hedges above.

Cash flow hedges

        The Group has no cash flow hedges in place.

Net investment hedges

        The Group has designated perpetual subordinated capital securities totaling US$2.3 billion (2009: US$1.55 billion) as a net investment hedge to hedge the currency risks related to the net investment in Jackson. The carrying value of the subordinated capital securities was £1,462 million as at December 31, 2010 (2009: £966 million). The foreign exchange loss of £45 million (2009: gain of £118 million; 2008: loss of £299 million) on translation of the borrowings to pounds sterling at the statement of financial position date is recognized in the translation reserve in shareholders' equity.

        This net investment hedge was 100 per cent effective.

G4:    Derecognition and collateral

Securities lending and reverse repurchase agreements

        The Group has entered into securities lending (including repurchase agreements) whereby blocks of securities are loaned to third-parties, primarily major brokerage firms. The amounts above the fair value of the loaned securities required to be held as collateral by the agreements depend on the quality of the collateral, calculated on a daily basis. The loaned securities are not removed from the Group's consolidated statement of financial position, rather they are retained within the appropriate investment classification. Collateral typically consists of cash, debt securities, equity securities and letters of credit. At December 31, 2010, the Group had lent £8,708 million (2009: £10,501 million) of which £6,488 million (2009: £7,910 million) was lent by the PAC with-profits fund of securities and held collateral under such agreements of £9,334 million (2009: £10,669 million) of which £6,910 million (2009: £8,086 million) was held by the PAC with-profits fund.

        At December 31, 2010, the Group had entered into reverse repurchase transactions under which it purchased securities and had taken on the obligation to resell the securities for the purchase price of £1,208 million (2009: £1,587 million), together with accrued interest.

Collateral and pledges under derivative transactions

        At December 31, 2010, the Group had pledged £800 million (2009: £644 million) for liabilities and held collateral of £804 million (2009: £586 million) in respect of over-the-counter derivative transactions.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

G:    Financial assets and liabilities (Continued)

G5:    Impairment of financial assets

        In accordance with the Group's accounting policy set out in note A4, impairment reviews were performed for available-for-sale securities and loans and receivables. In addition, impairment reviews were undertaken for the reinsurers' share of insurance contract liabilities.

        During the year ended December 31, 2010, impairment losses of £145 million (2009: £647 million; 2008: £525 million) were recognized for available-for-sale securities and loans and receivables. These were £124 million (2009: £630 million; 2008: £497 million) in respect of available-for-sale securities held by Jackson and £21 million (2009: £17 million; 2008: £28 million) in respect of loans and receivables. The impairment charge for loans and receivables relate to loans held by the UK with-profits fund and mortgage loans held by Jackson.

        Impairment losses recognized on available-for-sale securities amounted to £124 million (2009: £630 million; 2008: £497 million)). Of this amount, 90 per cent (2009: 86 per cent; 2008: 29 per cent) has been recorded on structured asset-backed securities, primarily due to reduced cash flow expectations on such securities that are collateralized by diversified pools of primarily below investment grade securities. Of the losses related to the impairment of fixed maturity securities, the top five individual corporate issuers made up 32 per cent (2009: 11 per cent; 2008: 27 per cent) reflecting a deteriorating business outlook of the companies concerned.

        The impairment losses have been recorded in "investment return" in the income statement.

        In 2010, the Group realized gross losses on sales of available-for-sale securities of £160 million (2009: £134 million; 2008: £184 million) with 45 per cent (2009: 60 per cent; 2008: 55 per cent) of these losses related to the disposal of fixed maturity securities of 15 (2009: five) individual issuers, which were disposed of as part of risk reduction programs intended to limit future credit loss exposure. Of the £160 million (2009: £134 million; 2008: £184 million), £99 million (2009: £6 million; 2008: £130 million) relates to losses on sales of impaired and deteriorating securities.

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

        For 2010 the amounts of gross unrealized losses for fixed maturity securities classified as available-for-sale under IFRS in an unrealized loss position was £370 million (2009: £966 million; 2008: £3,178 million). Notes B1 and D3 provide further details on the impairment charges and unrealized losses of Jackson's available-for-sale securities.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

H:    Other information on statement of financial position items

H1:    Intangible assets attributable to shareholders

(a)   Goodwill

	2010	2009
	£ million	£ million
Cost
At January 1	1,430	1,461
Disposal of Taiwan Agency business	—	(44)
Additional consideration paid on previously acquired businesses	—	13
Acquisition of UOB Life Assurance Limited in Singapore	141	—
Exchange differences	15	—

At December 31,	1,586	1,430

Aggregate impairment
At January 1 and December 31	(120)	(120)

Net book amount at December 31	1,466	1,310

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

	2010	2009
	£ million	£ million
M&G	1,153	1,153
Other	313	157

	1,466	1,310

        "Other" represents goodwill amounts allocated across CGUs in Asia and US operations. Other goodwill amounts are not individually material. During 2010, £141 million (SGD313 million) of goodwill was recognized upon the acquisition of UOB Life Assurance Limited. Upon translation at the year end exchange rate, the carrying value of this UOB Life Assurance goodwill at December 31, 2010 was £156 million.

Assessment of whether goodwill may be impaired

        Goodwill is tested for impairment by comparing the CGU's carrying amount, including any goodwill, with its recoverable amount.

        With the exception of M&G, the goodwill attributable to shareholders in the statement of financial position mainly relates to acquired life businesses. The Company routinely compares the aggregate of

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

H:    Other information on statement of financial position items (Continued)

net asset value and acquired goodwill on an IFRS basis of acquired life business with the value of the business as determined using the EEV methodology, as described in note D1. Any excess of IFRS over EEV carrying value is then compared with EEV basis value of current and projected future new business to determine whether there is any indication that the goodwill in the IFRS statement of financial position may be impaired. In particular at December 31, 2010, the EEV of the CGU containing the UOB Life Assurance goodwill (being the Singapore insurance operations) materially exceeded its IFRS net asset value and so no impairment was deemed to arise.

M&G

        The recoverable amount for the M&G CGU has been determined by calculating its value in use. This has been calculated by aggregating the present value of future cash flows expected to be derived from the M&G operating segment (based upon management projections).

        The discounted cash flow valuation has been based on a three-year plan prepared by M&G, and approved by management, and cash flow projections for later years.

        The value in use is particularly sensitive to a number of key assumptions as follows:

  (i)
  The set of economic, market and business assumptions used to derive the three-year plan. The direct and secondary effects of recent developments, e.g. changes in global equity markets, are considered by management in arriving at the expectations for the financial projections for the plan.

  (ii)
  The assumed growth rate on forecast cash flows beyond the terminal year of the plan. A growth rate of 2.5 per cent (2009: 2.5 per cent) has been used to extrapolate beyond the plan period representing management's best estimate view of the long-term growth rate of the business after considering the future and past growth rates and external sources of data.

  (iii)
  The risk discount rate. Differing discount rates have been applied in accordance with the nature of the individual component businesses. For retail and institutional business a risk discount rate of 12 per cent (2009: 12 per cent) has been applied to post-tax cash flows. The pre-tax risk discount rate was 16 per cent (2009: 16 per cent). Management have determined the risk discount rate by reference to an average implied discount rate for comparable UK listed asset managers calculated by reference to risk-free rates, equity risk premiums of five per cent and an average "beta" factor for relative market risk of comparable UK listed asset managers. A similar approach has been applied for the other component businesses of M&G.

  (iv)
  That asset management contracts continue on similar terms.

        Management believes that any reasonable change in the key assumptions would not cause the recoverable amount of M&G to fall below its carrying amount.

Japanese life company

        The aggregate goodwill impairment of £120 million at December 31, 2010 and 2009 relates to the goodwill held in relation to the Japanese life operation which was impaired in 2005.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

H:    Other information on statement of financial position items (Continued)

(b)   Deferred acquisition costs and other intangible assets attributable to shareholders

        The deferred acquisition costs and other intangible assets in the Group consolidated statement of financial position attributable to shareholders comprise:

	2010	2009
	£ million	£ million
Deferred acquisition costs (DAC) related to insurance contracts as classified under IFRS 4	4,316	3,823
Deferred acquisition costs related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	110	107

	4,426	3,930

Present value of acquired in-force policies for insurance contracts as classified under IFRS 4	70	52
Present value of future profits of acquired investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	—	1
Distribution rights	113	66

	183	119

Total of deferred acquisition costs and other intangible assets	4,609	4,049

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

H:    Other information on statement of financial position items (Continued)

	Deferred acquisition costs
	UK	US(i)	Asia	Asset management	Other intangibles	Total 2010	Total 2009
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Balance at January 1	124	3,092	706	8	119	4,049	5,349
Additions	19	851	210	5	50	1,135	1,071
Acquisition of UOB Life Assurance Ltd	—	—	—	—	12	12	—
Amortization to the income statement:

Operating profit	(20)	(334)	(208)	(4)	(13)	(579)	(469)
Amortization related to short-term fluctuations in investment returns	—	358	—	—	—	358	153

	(20)	24	(208)	(4)	(13)	(221)	(316)
Exchange differences	—	72	50	—	15	137	(550)
Change in shadow DAC related to movement in unrealized appreciation of Jackson's securities classified as available-for-sale (see note D3(g) for explanation)	—	(496)	—	—	—	(496)	(1,069)
Dilution of holding in PruHealth	(7)	—	—	—	—	(7)	—
DAC movement on sale of Taiwan agency business	—	—	—	—	—	—	(436)

Balance at December 31	116	3,543	758	9	183	4,609	4,049

Note

(i)
The DAC amount in respect of US insurance operations includes £2,834 million (2009: £1,938 million) in respect of variable annuity business, £1,229 million (2009: £1,164 million) in respect of other business and £(520) million (2009: £(10) million) in respect of cumulative shadow DAC.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

H:    Other information on statement of financial position items (Continued)

Deferred acquisition costs related to insurance contracts attributable to shareholders

        The movement in deferred acquisition costs relating to insurance contracts attributable to shareholders is as follows:

	2010	2009
	£ million	£ million
Deferred acquisition costs at January 1	3,823	5,097
Additions	1,064	1,054
Amortization	(190)	(286)
Exchange differences	122	(537)
Change in shadow DAC related to movement in unrealized appreciation of Jackson's securities classified as available-for-sale	(496)	(1,069)
Dilution of holding in PruHealth	(7)	—
DAC movement on sale of Taiwan agency business	—	(436)

Deferred acquisition costs at December 31	4,316	3,823

Deferred acquisition costs related to investment management contracts attributable to shareholders

        Incremental costs associated with the origination of investment management contracts written by the Group's insurance and asset management businesses are capitalized and amortized as the related revenue is recognized.

	2010	2009
	£ million	£ million
At January 1
Gross amount	162	148
Accumulated amortization	(55)	(40)

Net book amount	107	108

Additions (through internal development)	21	14
Amortization	(18)	(15)

At December 31	110	107

Comprising:
Gross amount	183	162
Accumulated amortization	(73)	(55)

Net book amount	110	107

Present value of acquired in-force business of long-term business contracts attributable to shareholders

        The present value of acquired in-force business (PVAIF) relating to investment contracts without discretionary participation features represents the contractual right to benefit from providing these

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

H:    Other information on statement of financial position items (Continued)

investment management services in the future. The fair value is measured as the present value of the future profits of the investment management component of these contracts. These contracts are accounted for under the provisions of IAS 18. The PVAIF balance relating to insurance contracts is accounted for under UK GAAP as permitted by IFRS 4.

        The present value of future profits of acquired investment management contracts which was fully amortized during the year related to unit-linked contracts acquired as part of the M&G acquisition in 1999.

        Amortization is charged to the "acquisition costs and other operating expenditure" line in the income statement over the period of provision of asset management services as those profits emerge.

	2010		2009
	Insurance business	Investment management	Insurance business	Investment management
	£ million	£ million	£ million	£ million
At January 1
Cost	175	12	184	12
Accumulated amortization	(123)	(11)	(120)	(11)

Net book amount	52	1	64	1

Acquisition of UOB Life Assurance Ltd(note I1)	12	—	—	—
Exchange differences	10	—	(6)	—
Amortization charge	(4)	(1)	(6)	—

At December 31	70	—	52	1

Comprising:
Cost	203	—	175	12
Accumulated amortization	(133)	—	(123)	(11)

Net book amount	70	—	52	1

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

H:    Other information on statement of financial position items (Continued)

Distribution rights attributable to the Asian insurance operations

        Distribution rights relate to facilitation fees paid in respect of the bancassurance partnership arrangements in Asia for the bank distribution of Prudential's insurance products for a fixed period of time. The distribution rights amounts are amortized over the term of the distribution contracts.

	2010	2009
	£ million	£ million
At January 1
Gross amount	79	84
Accumulated amortization	(13)	(5)

	66	79

Additionsnote (i)	50	3
Amortization charge	(8)	(9)
Exchange differences	5	(7)

At December 31	113	66

Comprising:
Gross amount	136	79
Accumulated amortization	(23)	(13)

	113	66

Note

(i)
In addition to the acquired assets and liabilities of UOB Life Assurance in 2010, as explained in note I1, the Group entered into distribution agreements with UOB for consideration of SGD 110 million (£50 million). The distribution rights have been accounted for as an intangible asset.

H2:    Intangible assets attributable to with-profits funds

(a)   Goodwill in respect of acquired investment subsidiaries for venture fund and other investment purposes

	2010	2009
	£ million	£ million
At January 1	124	174
Additions in the yearnote I8(iii)	42	—
Impairment	—	(50)

At December 31	166	124

        All the goodwill relates to the UK insurance operations segment.

        The venture fund investments consolidated by the Group relates to investments by PAC with-profits fund managed by M&G. The goodwill shown in the table above relates to these venture fund investments. Goodwill is tested for impairment for these investments by comparing the investment's carrying value including goodwill with its recoverable amount. The recoverable amount of the

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

H:    Other information on statement of financial position items (Continued)

investments is determined by calculating their fair value less costs to sell. The fair value is determined by using a discounted cash flow valuation. The valuations are based on cash flow projections to 2015 prepared by management after considering the historical experience and future growth rates of the business. The key assumption applied in the calculations is the risk discount rate ranging from 10 to 14 per cent derived by reference to risk-free rates and an equity premium risk. In 2010, no goodwill was deemed to be impaired following the impairment testing carried out. In 2009, following the impairment testing carried out, £50 million of the goodwill was deemed to be impaired.

        In 2009, the impairment charge was recorded under "acquisition costs and other expenditure" but was also taken account of in determining the charge/credit in the income statement for the transfer to the liability for unallocated surplus of with-profits funds. Accordingly, the charge did not affect shareholders' profits or equity.

(b)   Deferred acquisition costs and other intangible assets

        Other intangible assets in the Group consolidated statement of financial position attributable to with-profits funds consist of:

	2010	2009
	£ million	£ million
Deferred acquisition costs related to insurance contracts attributable to the PAC with-profits fund	13	9
Distribution rights attributable to with-profits funds of the Asian insurance operations	97	97

	110	106

Deferred acquisition costs related to insurance contracts attributable to the PAC with-profit fund

        The movement in deferred acquisition costs relating to insurance contracts attributable to the PAC with-profits fund is as follows:

	2010	2009
	£ million	£ million
At January 1	9	13
Additions	9	—
Amortization charge	(5)	(4)

At December 31	13	9

        The above costs relate to non-participating business written by the PAC with-profits sub-fund.

        No deferred acquisition costs are established for the participating business.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

H:    Other information on statement of financial position items (Continued)

Distribution rights attributable to with-profit funds of the Asian insurance operations

        Distribution rights relate to facilitation fees paid in relation to the bancassurance partnership arrangements in Asia for the bank distribution of Prudential's insurance products for a fixed period of time. The distribution rights amounts are amortized over the term of the distribution contracts.

	2010	2009
	£ million	£ million
At January 1
Gross amount	103	115
Accumulated amortization	(6)	(2)

	97	113

Additions	—	—
Amortization charge	(4)	(4)
Exchange differences	4	(12)

At December 31	97	97

Comprising:
Gross amount	108	103
Accumulated amortization	(11)	(6)

	97	97

H3:    Reinsurers' share of insurance contract liabilities

	2010	2009
	£ million	£ million
Insurance contract liabilities	1,167	1,114
Claims outstanding	177	73

	1,344	1,187

        The movement on reinsurers' share of insurance contract liabilities is as follows:

	2010	2009
	£ million	£ million
At January 1	1,114	1,176
Movement in the year	31	24
Foreign exchange translation differences	22	(86)

At December 31	1,167	1,114

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

H:    Other information on statement of financial position items (Continued)

H4:    Tax assets and liabilities

Assets

        Of the £555 million (2009: £636 million) current tax recoverable, the majority is expected to be recovered in one year or less.

Deferred tax asset

	2010	2009
	£ million	£ million
Unrealized losses on investments	449	1,156
Balances relating to investment and insurance contracts	11	20
Short-term timing differences	1,152	1,228
Capital allowances	16	18
Unused deferred tax losses	560	286

Total	2,188	2,708

        The deferred tax asset at December 31, 2010 and 2009 arises in the following parts of the Group:

	2010	2009
	£ million	£ million
UK insurance operations:
SAIF	2	2
PAC with-profits fund (including PAL)	108	141
Other	104	149
US insurance operations	1,391	1,944
Asian insurance operations	98	132
Other operations	485	340

Total	2,188	2,708

        The decrease in deferred tax asset primarily relates to the reduction in unrealized losses on investments due to the improved investment markets.

        Deferred tax assets are recognized to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted.

        The taxation regimes applicable across the Group apply separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a trading or capital nature may affect the recognition of deferred tax assets. Accordingly, for the 2010 results and statement of financial position at December 31, 2010, the possible tax benefit of approximately £143 million (2009: £257 million), which may arise from capital losses valued at approximately £0.5 billion (2009: £1.2 billion), is sufficiently uncertain that it has not been recognized. In addition, a potential deferred tax asset of £298 million (2009: £607 million), which may arise from tax losses and

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

H:    Other information on statement of financial position items (Continued)

other potential temporary differences totaling £1.2 billion (2009: £2.1 billion) is sufficiently uncertain that it has not been recognized. Forecasts as to when the tax losses and other temporary differences are likely to be utilized indicate that they may not be utilized in the short term.

Liabilities

        The current tax liability decreased to £831 million (2009: £1,215 million) due to an exceptional tax credit which primarily relates to the impact of a settlement agreed with the UK tax authorities together with the ability to recognize a tax credit on costs incurred in relation to the terminated AIA transaction.

Deferred tax liability

	2010	2009
	£ million	£ million
Unrealized gains on investments	1,678	1,744
Balances relating to investment and insurance contracts	1,057	961
Short-term timing differences	1,477	1,159
Capital allowances	12	8

Total	4,224	3,872

        The increase in deferred tax liability primarily relates to the rise in deferred acquisition costs (shown within short-term timing differences above) as a result of the increase in insurance new business during the year.

        Unprovided deferred income tax liabilities on temporary differences associated with investments in subsidiaries, associates and interests in joint ventures are considered to be insignificant due to the availability of various UK tax exemptions and reliefs.

        The UK government's tax rate change to 27 per cent has had the effect of reducing the UK with-profits and shareholder-backed business elements of the net deferred tax balances as at December 31, 2010 by £11 million. The tax change to 27 per cent is effective from April 1, 2011 but enacted at December 31, 2010.The subsequent proposed phased rate changes to 24 per cent are expected to have the effect of reducing the UK with-profits and shareholder-backed business elements of the net deferred tax balances at December 31, 2010 by £65 million. See note I12 for details on the post-balance sheet announcement by the UK government on March 23, 2011 on a further reduction in the main rate of UK corporation tax.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

H:    Other information on statement of financial position items (Continued)

H5:    Accrued investment income and other debtors

	2010	2009
	£ million	£ million
Accrued investment income
Interest receivable	1,844	1,718
Other	824	755

Total	2,668	2,473

Other debtors
Premiums receivable:
From policyholders	141	148
From intermediaries	28	17
From reinsurers	27	82
Other	707	515

Total	903	762

Total accrued investment income and other debtors	3,571	3,235

        Of the £3,571 million (2009: £3,235 million) of accrued investment income and other debtors, £151 million (2009: £134 million) is expected to be settled after one year or more.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

H:    Other information on statement of financial position items (Continued)

H6:    Property, plant and equipment

        Property, plant and equipment comprise Group occupied properties, development property (until 2009), and tangible assets. A reconciliation of the carrying amount of these items from the beginning of the year to the end of the year is as follows:

	Group occupied property	Development property	Tangible assets	Total
	£ million	£ million	£ million	£ million
At January 1, 2009
Cost	292	131	717	1,140
Accumulated depreciation	(29)	—	(476)	(505)

Net book amount	263	131	241	635

Year ended December 31, 2009
Opening net book amount	263	131	241	635
Exchange differences	(9)	—	(31)	(40)
Depreciation charge	(4)	—	(70)	(74)
Additions	2	—	89	91
Disposals (including amounts disposed of with the Taiwan agency business)	(99)	—	(15)	(114)
Reclassified as investment property*	—	(131)	—	(131)

Closing net book amount	153	—	214	367

At January 1, 2010
Cost	173	—	661	834
Accumulated depreciation	(20)	—	(447)	(467)

Net book amount	153	—	214	367

Year ended December 31, 2010
Opening net book amount	153	—	214	367
Exchange differences	5	—	9	14
Depreciation charge	(4)	—	(68)	(72)
Additions	19	—	74	93
Arising on acquisitions of subsidiaries	—	—	220	220
Disposals	—	—	(10)	(10)

Closing net book amount	173	—	439	612

At December 31, 2010
Cost	197	—	908	1,105
Accumulated depreciation	(24)	—	(469)	(493)

Net book amount	173	—	439	612

*
In line with the 2008 IASB Annual Improvements Project, all development properties were reclassified as investment properties with effect from January 1, 2009.

        The total property, plant and equipment relates to continuing operations only.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

H:    Other information on statement of financial position items (Continued)

Capital expenditure: property, plant and equipment by segment

	2010	2009
	£ million	£ million
Insurance operations:
UK	23	5
US	25	12
Asia	28	65
Asset management operations:
M&G	2	—
US	1	1
Asia	4	2

Total segment	83	85

Unallocated corporate	10	6

Total	93	91

H7:    Investment properties

        Investment properties principally relate to the PAC with-profits fund and are carried at fair value. A reconciliation of the carrying amount of investment properties at the beginning and end of the year is set out below:

	2010	2009
	£ million	£ million
At January 1	10,905	11,992

Reclassification of development property*	—	131
Additions:
Resulting from acquisitions	267	184
Resulting from expenditure capitalized	44	133
Resulting from acquisitions through business combinations	—	1
Disposals (including amounts disposed of with the Taiwan agency business)	(390)	(1,220)
Net gain (loss) from fair value adjustments	636	(203)
Net foreign exchange differences	38	(113)
Transfers to held for sale assets	(254)	—
Transfers to owner occupied properties	1	—

At December 31	11,247	10,905

*
In line with changes issued by the IASB as part of its Annual Improvement Project in May 2008 (as shown in note H6) all development properties with a total cost of £131 million have been reclassified as investment properties at January 1, 2009. At this date these investments had a fair value of £152 million. The initial gain of £21 million is included as part of "net loss from fair value adjustments".

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

H:    Other information on statement of financial position items (Continued)

        The income statement includes the following items in respect of investment properties:

	2010	2009	2008
	£ million	£ million	£ million
Rental income from investment properties	625	755	726
Direct operating expenses (including repairs and maintenance expenses) arising from investment properties:
That generated rental income during the year	125	131	109
That did not generate rental income during the year	—	—	1

Total direct operating expenses	125	131	110

        Further information on the investment property held by the UK insurance operations is included in note D2(a).

        Investment properties of £3,435 million (2009: £3,177 million) are held under finance leases. A reconciliation between the total of future minimum lease payments at the statement of financial position date and their present value is shown below:

	2010	2009
	£ million	£ million
Future minimum lease payments at December 31	1,107	1,683
Future finance charges on finance leases	(972)	(1,517)

Present value of minimum lease payments	135	166

Future minimum lease payments are due as follows:
Less than 1 year	7	9
1 to 5 years	28	38
Over 5 years	1,072	1,636

Total	1,107	1,683

The present values of these minimum lease payments are:
Less than 1 year	7	8
1 to 5 years	24	38
Over 5 years	104	120

Total	135	166

        Contingent rent is that portion of the lease payments that is not fixed in amount but is based on the future value of a factor that changes other than with the passage of time. There was no contingent rent recognized as income or expense in 2010 and 2009.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

H:    Other information on statement of financial position items (Continued)

        The Group's policy is to rent investment properties to tenants through operating leases. Minimum future rentals to be received on non-cancellable operating leases are receivable in the following periods:

	2010	2009
	£ million	£ million
Less than 1 year	601	662
1 to 5 years	2,121	2,282
Over 5 years	5,616	7,792

Total	8,338	10,736

        The total minimum future rentals to be received on non-cancellable sub-leases for land and buildings at December 31, 2010 are £3,366 million (2009: £3,684 million).

H8:    Investments in associates and joint ventures

Investments in associates

        The Group had three associates at December 31, 2010 (2009: three) that are accounted for using the equity method. The Group's associates are a 30 per cent interest in The Nam Khang, a Vietnamese property developer, a 30 per cent interest in Apollo Education and Training Organization Vietnam and a 25 per cent interest in PruHealth, following the loss of joint control in the period (see note I2). OYO Developments Limited a 25 per cent associate was disposed during the year.

        The Group also has investments in associates which meet the IAS 28 criteria for measurement at fair value through profit and loss in accordance with IAS 39.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

H:    Other information on statement of financial position items (Continued)

Associates accounted for using the equity method

        A summary of the movements in investments in associates accounted for using the equity method in 2010 and 2009 is set out below:

	Share of capital	Share of reserves	Share of net assets	Goodwill	Total carrying value
	£ million	£ million	£ million	£ million	£ million
Balance at January 1, 2008	9	(5)	4	8	12
Impairment of goodwill	—	—	—	(6)	(6)
Exchange translation and other movements	3	1	4	—	4
Share of loss for the year after tax	—	—	—	—	—

Balance at December 31, 2008	12	(4)	8	2	10
Exchange translation and other movements	(7)	4	(3)	(1)	(4)
Share of loss for the year after tax	—	—	—	—	—

Balance at December 31, 2009	5	—	5	1	6

Transfer of PruHealth to associates (note I2)	1	65	66	—	66
Acquisition/capital injection in PruHealth	9	—	9	—	9
Exchange translation and other movements	(3)	(1)	(4)	—	(4)
Share of loss for the year after tax	—	(6)	(6)	—	(6)

Balance at December 31, 2010	12	58	70	1	71

        There have been no changes recognized in the other comprehensive income of associates that would also be recognized in the other comprehensive income by the Group.

        The Group's share of the assets, liabilities, revenues and profit and loss of associates accounted for using the equity method at December 31, 2010 and 2009 is as follows:

	2010	2009
	£ million	£ million
Financial position
Total assets (excluding goodwill)	70	5
Total liabilities	—	—

Net assets	70	5
Results of operations
Revenue*	39	1

Loss in the year*	(6)	—

*
The 2010 amounts include the Group's share of PruHealth's revenue and profit and loss for the five months ended December 31, 2010. Prior to August 2010, PruHealth was accounted for as a joint venture (see note I2 and the note below).

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

H:    Other information on statement of financial position items (Continued)

Associates carried at fair value through profit and loss

        The Group's associates that are carried at fair value through profit and loss comprise investments in OEICs, unit trusts, funds holding collateralized debt obligations, property unit trusts, and venture capital investments of the PAC with-profits fund where the Group has significant influence. These investments are incorporated both in the UK and overseas, and some have year ends which are non-coterminous with that of the Group. In these instances, the investments are recorded at fair value at December 31, 2010 based on valuations or pricing information at that specific date. The aggregate fair value of associates carried at fair value through profit and loss where there are published price quotations is approximately £5 billion (2009: £6 billion) at December 31, 2010.

        The aggregate assets of these associates are approximately £6 billion (2009: £9 billion). Aggregate liabilities, excluding liabilities to unit holders and shareholders for unit trusts and OEICs, are approximately £1 billion (2009: £2 billion). Fund revenues, with revenue arising in unit trusts and OEICs deemed to constitute the investment return for these vehicles, were approximately £0.4 billion (2009: £0.8 billion) and net loss in the year, excluding unit trusts and OEICs where all investment returns accrue to unit holders or shareholders respectively, was approximately £0.1 billion (2009: profit of £0.2 billion).

Investments in joint ventures

        Joint ventures represent activities over which the Group exercises joint control through contractual agreement with one or more parties. The Group's significant joint ventures, which are accounted for using proportionate consolidation, comprise various joint ventures relating to property investments where the Group has a 50 per cent interest as well as the following interests:

Investment	% held	Principal activity	Country
CITIC Prudential Life Insurance Company Limited	50	Life assurance	China
CITIC Prudential Fund Management Company Limited	49	Asset management	China
Prudential ICICI Asset Management Company Limited	49	Asset management	India
Prudential BSN Takaful Berhad	49	General and life insurance	Malaysia
BOCI Prudential Asset Management Limited	36	Asset management	China
ICICI Prudential Life Insurance Company Limited	26	Life assurance	India

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

H:    Other information on statement of financial position items (Continued)

        The summarized financial data for the Group's share of investments in joint ventures is as follows:

	2010	2009
	£ million	£ million
Financial position
Current assets	327	386
Non-current assets	3,386	2,462

Total assets	3,713	2,848

Current liabilities	(329)	(150)
Non-current liabilities	(3,093)	(2,392)

Total liabilities	(3,422)	(2,542)

Net equity	291	306

	2010	2009	2008
	£ million	£ million	£ million
Results of operations
Revenues*	1,195	974	656
Expenses*	(1,135)	(945)	(649)

Net profit (loss)	60	29	7

*
The 2010 amounts include the Group's share of PruHealth's results for the seven months ended 31 July 2010. On 1 August 2010 the Group's interest in PruHealth was diluted and the Group's investment was reclassified as an associate. (See note I2 and the note above).

        There are several minor service agreements in place between the joint ventures and the Group. During 2010, the aggregate amount of the transactions was £29.7 million (2009: £14.1 million) and the balance outstanding as at December 31, 2010 was £69.5 million (2009: £54.6 million).

        The joint ventures have no significant contingent liabilities to which the Group is exposed nor does the Group have any significant contingent liabilities in relation to its interest in the joint ventures.

H9:    Properties held for sale

        Investment properties are classified as held for sale when contracts have been exchanged but the sale has not been completed at the period end. At December 31, 2010 the value of assets held for sale was £257 million (2009: £3 million).

        Gains on disposal of held for sale assets are recorded in "investment return within the income statement.

H10:    Cash and cash equivalents

        Cash and cash equivalents consist of cash at bank and in hand, deposits held at call with banks, treasury bills and other short-term highly liquid investments with less than 90 days maturity from the

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

H:    Other information on statement of financial position items (Continued)

date of acquisition. Cash and cash equivalents included in the cash flow statement comprise the following statement of financial position amounts:

	2010	2009
	£ million	£ million
Cash	6,167	5,071
Cash equivalents	464	236

Total cash and cash equivalents	6,631	5,307

        Cash and cash equivalents held centrally are considered to be available for general use by the Group. These funds amount to £523 million and £895 million at December 31, 2010 and 2009, respectively. The remaining funds are considered not to be available for general use by the Group, and include funds held for the benefit of policyholders.

H11:    Shareholders' equity: Share capital, share premium and reserves

	2010	2009
	£ million	£ million
Share capital and share premium
Share capital	127	127
Share premium	1,856	1,843
Reserves
Retained earnings	4,982	3,964
Translation reserve	454	203
Available-for-sale reserve	612	134

Total shareholders' equity	8,031	6,271

        A summary of the ordinary shares in issue is set out below:

Share capital and share premium

	2010
	Number of ordinary shares	Share capital	Share premium
		£ million	£ million
Issued shares of 5p each fully paid:
At January 1, 2010	2,532,227,471	127	1,843
Shares issued under share option schemes	2,455,227	—	13
Shares issued in lieu of cash dividends	10,911,808	—	62
Reserve movements in respect of shares issued in lieu of cash dividends	—	—	(62)

At December 31, 2010	2,545,594,506	127	1,856

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

H:    Other information on statement of financial position items (Continued)

	2009
	Number of ordinary shares	Share capital	Share premium
		£ million	£ million
Issued shares of 5p each fully paid:
At January 1, 2009	2,496,947,688	125	1,840
Shares issued under share option schemes	605,721	—	3
Shares issued in lieu of cash dividends	34,674,062	2	136
Reserve movements in respect of shares issued in lieu of cash dividends	—	—	(136)

At December 31, 2009	2,532,227,471	127	1,843

        Amounts recorded in share capital represent the nominal value of the shares issued. The difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of shares issued is credited to the share premium account. Shares issued in lieu of cash dividends are considered to take the legal form of bonus issue shares and have been accounted for as such.

        At December 31, 2010, there were options outstanding under Save As You Earn schemes to subscribe for 12,802,482 (2009: 12,230,833) shares at prices ranging from 288 pence to 572 pence (2009: 266 pence to 572 pence) and exercisable by the year 2016 (2009: 2016).

        The cost of own shares of £75 million as at December 31, 2010 (2009: £75 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans and savings-related share option schemes. At December 31, 2010, 4.5 million (2009: 5.3 million) Prudential plc shares with a market value of £30 million (2009: £34 million) were held in such trusts. Of this total, 4.4 million (2009: 4.8 million) shares were held in trusts under employee incentive plans. In 2010, the Company purchased 5.7 million (2009: 3.4 million) shares in respect of employee incentive plans at a cost of £32 million (2009: £17 million). The maximum number of shares held in the year was 5.3 million which was at the beginning of the year.

        Of the total shares held in trust, 0.1 million (2009: 0.5 million) shares were held by a qualifying employee share ownership trust. These shares are expected to be fully distributed in the future on maturity of savings-related share option schemes.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

H:    Other information on statement of financial position items (Continued)

        The shares purchased each month are as follows:

		Share Price
	Number of Shares
		Low £	High £	Cost £
2010
January	9,338	6.38	6.38	59,530
February	11,638	5.68	5.68	66,046
March	3,908,274	5.16	6.09	20,884,460
April	11,129	5.63	5.63	62,601
May	14,638	5.59	5.59	81,753
June	190,991	5.26	5.66	1,075,712
July	13,457	5.14	5.14	69,102
August	10,016	5.86	5.86	58,644
September	13,727	5.25	5.84	78,539
October	11,634	6.37	6.37	74,108
November	385,321	5.74	6.49	2,244,770
December	1,153,611	6.04	6.65	7,445,358

Total	5,733,774			32,200,623

		Share Price
	Number of Shares
		Low £	High £	Cost £
2009
January	19,852	3.83	3.94	76,575
February	19,926	3.52	3.52	70,140
March	1,112,209	2.02	3.50	3,837,968
April	22,164	3.38	3.38	74,859
May	32,416	4.45	6.59	173,242
June	26,594	4.44	7.31	145,230
July	342,062	3.86	4.30	1,374,929
August	14,059	4.85	4.85	68,144
September	12,435	5.50	5.50	68,393
October	10,332	6.34	6.34	65,453
November	10,576	6.04	6.04	63,879
December	1,739,591	6.06	6.35	10,941,847

Total	3,362,216			16,960,659

        The Group has consolidated a number of authorized investment funds where it is deemed to control these funds under IFRS. Some of these funds hold shares in Prudential plc. The total number of shares held by these funds at December 31, 2010 was 9.8 million (2009: 10.6 million) and the cost of acquiring these shares of £47 million (2009: £50 million) is included in the cost of own shares. The market value of these shares as at December 31, 2010 was £65 million (2009: £67 million).

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

H:    Other information on statement of financial position items (Continued)

        During 2010 and 2009 respectively, these funds made 833,618 net disposals and 1,414,263 net acquisitions of Prudential shares for a net decrease of £3 million and a net increase of £3 million to book cost.

        All share transactions were made on an exchange other than the Stock Exchange of Hong Kong.

        The Company did not buy back any of its own shares during 2010 or 2009.

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

H12:    Insurance contract liabilities and unallocated surplus of with-profits funds

Movement in year

	Insurance contract liabilities	Unallocated surplus of with-profits funds
	£ million	£ million
At January 1, 2009	136,030	8,414
Income and expense included in the income statement	19,765	1,559
Foreign exchange translation differences	(6,574)	46
Disposal of Taiwan agency business	(3,508)	—

At January 1, 2010	145,713	10,019
Income and expense included in the income statement	22,412	245
Foreign exchange translation differences	3,193	(11)
Dilution of holding in PruHealth	(27)	—

At December 31, 2010	171,291	10,253

        Notes B5, D2c, D3c and D4c provide further analysis of the movement in the year of the Group's policyholder liabilities and unallocated surplus of the with-profits funds.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

H:    Other information on statement of financial position items (Continued)

H13:    Borrowings

Core structural borrowings of shareholder-financed operations

	Innovative Tier 1*	Lower Tier 2*	Senior†	2010 Total	2009 Total
	£ million	£ million	£ million	£ million	£ million
Central operations
Subordinated debt:
€500m 5.75% Subordinated Notes 2021note (i)		428		428	443
€20m Medium-Term Subordinated Notes 2023note (ii)		17		17	18
£435m 6.125% Subordinated Notes 2031		428		428	428
£400m 11.375% Subordinated Notes 2039		382		382	380
US$1,000m 6.5% Perpetual Subordinated Capital Securities	639			639	619
US$250m 6.75% Perpetual Subordinated Capital Securitiesnote (iii)	160			160	155
US$300m 6.5% Perpetual Subordinated Capital Securitiesnote (iii)	192			192	192
US$750m 11.75% Perpetual Subordinated Capital Securities	472			472	456

	1,463	1,255	—	2,718	2,691
Senior debt:
£300m 6.875% Bonds 2023			300	300	300
£250m 5.875% Bonds 2029			249	249	249

	—	—	549	549	549

Total central operations	1,463	1,255	549	3,267	3,240

PruCap
£250m bank loannote (iv)			250	250	—
Jackson
US$250m 8.15% Surplus Notes 2027note (v)		159		159	154

Totalnotes (vi), (vii)	1,463	1,414	799	3,676	3,394

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

H:    Other information on statement of financial position items (Continued)

(iii)
The US$250 million 6.75 per cent borrowings and the US$300 million 6.5 per cent borrowings can be converted, in whole or in part, at the Company's option and subject to certain conditions, on any interest payment date falling on or after March 23, 2010 and March 23, 2011 respectively, into one or more series of Prudential preference shares.

(iv)
The £250 million PruCap bank loan was made in two tranches: £135 million maturing in June 2014, currently drawn at a cost of six month £LIBOR plus 1.2 per cent and £115 million maturing in August 2012, currently drawn at a cost of twelve month £LIBOR plus 1.41 per cent.

(v)
The Jackson borrowings are unsecured and subordinated to all present and future indebtedness, policy claims and other creditor claims of Jackson.

(vi)
Maturity analysis

        The following table sets out the contractual maturity analysis of the Group's core structural borrowings:

	2010	2009
	£ million	£ million
Less than 1 year	—	—
1 to 2 years	115	—
2 to 3 years	—	—
3 to 4 years	135	—
4 to 5 years	—	—
Over 5 years	3,426	3,394

Total	3,676	3,394

(vii)
Management analyses the net core structural borrowings position as follows:

	2010	2009
	£ million	£ million
Total core structural borrowings (as above)	3,676	3,394
Less: Holding company cash and short-term investments (recorded within the consolidated statement of financial position)	(1,232)	(1,486)

Net core structural borrowings of shareholder-financed operations	2,444	1,908

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

H:    Other information on statement of financial position items (Continued)

Operational borrowings attributable to shareholder-financed operations

	2010	2009
	£ million	£ million
Borrowings in respect of short-term fixed income securities programs
Commercial paper	2,311	2,031
Medium-Term Notes 2010	—	7
Bank Notes 2013	249	—

	2,560	2,038

Non-recourse borrowings of US operationsnote (i)
Jacksonnote (ii)	10	—
Investment subsidiaries	20	20
Piedmont and CDO fundsnote (iii)	60	183

	90	203

Other borrowings
Bank loans and overdrafts	5	148
Obligations under finance leases	2	3
Other borrowingsnote (iv)	347	359

	354	510

Totalnotes (v), (vi)	3,004	2,751

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

(v)
In addition to the listed debt above, £200 million Floating Rate Notes were issued by Prudential plc in October 2010 which mature in April 2011. These Notes have been wholly subscribed by a Group subsidiary and accordingly have been eliminated on consolidation in the Group financial statements. These Notes were originally issued in October 2008 and have been reissued upon their maturity.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

H:    Other information on statement of financial position items (Continued)

(vi)
Maturity analysis

The following table sets out the contractual maturity analysis of the Group's operational borrowings attributable to shareholder-financed operations:

	2010	2009
	£ million	£ million
Less than 1 year	2,496	2,183
1 to 2 years	98	121
2 to 3 years	401	239
3 to 4 years	—	172
4 to 5 years	—	6
Over 5 years	9	30

Total	3,004	2,751

Borrowings attributable to with-profits operations

	2010	2009
	£ million	£ million
Non-recourse borrowings of consolidated investment fundsnote (i)	1,287	1,016
£100m 8.5% Undated Subordinated Guaranteed Bonds of Scottish Amicable Finance plcnote (ii)	100	100
Other borrowings (predominantly obligations under finance leases)	135	168

Totalnote (iii)	1,522	1,284

Notes

(i)
In all instances the holders of the debt instruments issued by these funds do not have recourse beyond the assets of those funds.

(ii)
The interests of the holders of the bonds issued by Scottish Amicable Finance plc, a subsidiary of the Scottish Amicable Insurance Fund, are subordinate to the entitlements of the policyholders of that fund.

(iii)
Maturity analysis

The following table sets out the contractual maturity analysis of the Group's borrowings attributable to with-profits operations:

	2010	2009
	£ million	£ million
Less than 1 year	96	33
1 to 2 years	635	77
2 to 3 years	99	706
3 to 4 years	74	1
4 to 5 years	1	1
Over 5 years	617	466

Total	1,522	1,284

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

H:    Other information on statement of financial position items (Continued)

H14:    Provisions and contingencies

Provisions

	2010	2009
	£ million	£ million
Provision in respect of defined benefit pension schemes:I3
Deficit, gross of deferred tax, based on scheme assets held, including investments in Prudential insurance policies:
Attributable to PAC with-profits fund (i.e. absorbed by the liability for unallocated surplus)	106	122
Attributable to shareholder-financed operations (i.e. to shareholders' equity)	114	128

	220	250
Add back: Investments in Prudential insurance policies	227	187
Provision after elimination of investments in Prudential insurance policies and matching policyholder liability from Group statement of financial position	447	437
Other provisions (see below)	282	206

Total provisions	729	643

        Analysis of other provisions:

	2010	2009
	£ million	£ million
At January 1	206	155
Charged to income statement:
Additional provisions	182	148
Unused amounts released	(10)	(13)
Used during the year	(106)	(75)
Exchange differences	10	(9)

At December 31	282	206

Comprising:
Legal provisions	20	15
Restructuring provisions	26	17
Other provisions	236	174

Total	282	206

        Of the other provisions balance of £282 million (2009: £206 million), £141 million (2009: £148 million) is expected to be settled within one year. Employer contributions expected to be paid into defined benefit pension schemes within one year are shown in note I3.

Legal provisions

        Of the legal provisions of £20 million (2009: £15 million), £19 million (2009: £11 million) relates to Jackson. Jackson has been named in civil proceedings, which appear to be substantially similar to other

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

H:    Other information on statement of financial position items (Continued)

class action litigation brought against many life insurers in the US, alleging misconduct in the sale of insurance products. During 2010 and 2009, £1 million and £9 million was paid respectively. In 2010, Jackson established an additional £9 million reserve for potential litigation. We expect the provision balance to be utilized over the next six years.

Restructuring provisions

        Restructuring provisions of £26 million (2009: £17 million) primarily relate to restructuring activities of UK insurance operations. The provisions pertain to property liabilities resulting from the closure of regional sales centres and branches and staff terminations and other transformation costs to enable streamlining of operations.

        These activities resulted in additional provisions in 2010 of £14 million. During 2010, £2 million (2009: £1 million) of unused provision was released, and £3 million (2009: £3 million) was paid.

        We expect the provision balance to be paid out within the next six years.

Other provisions

        Other provisions of £236 million (2009: £174 million) include provisions of £200 million (2009: £143 million) relating to staff benefit schemes which are mostly benefits that will generally be paid out within the next three years. During 2010, another £148 million (2009: £112 million) was provided (including exchange movement of £2 million (2009: £6 million)), £6 million (2009: £10 million) of unused provision was released and £92 million (2009: £54 million) was paid. Other provisions also include £28 million (2009: £27 million) relating to various onerous contracts where, in 2010, an additional £10 million (2009: £15 million) was provided and £8 million (2009: £4 million) was used. Other provisions also include £4 million (2009: £4 million) of regulatory provisions, where £nil (2009: £9 million) was provided, £1 million (2009: £2 million) of unused provision was released and £nil (2009: £3 million) was paid.

Contingencies and related obligations

        In addition to the legal proceedings relating to Jackson mentioned under the legal provisions section above, the Group is involved in other litigation and regulatory issues.

        Whilst the outcome of each of the above matters cannot be predicted with certainty, the Company believes that the ultimate outcome of such litigation and regulatory issues will not have a material adverse effect on the Group's financial condition, results of operations, or cash flows.

Pension mis-selling review

        The pensions review by the UK insurance regulator of past sales of personal pension policies required all UK life insurance companies to review their cases of potential mis-selling and record a provision for the estimated costs. The Group met the requirement of the FSA to issue offers to all cases by June 30, 2002.

        The table below summarizes the change in the pension mis-selling provision for the years ended December 31, 2010 and 2009. The change in the provision is included in benefits and claims in the

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

H:    Other information on statement of financial position items (Continued)

income statement and the movement in unallocated surplus of with-profits funds has been determined accordingly.

	2010	2009
	£ million	£ million
Balance at beginning of year	322	345
Changes to actuarial assumptions and method of calculation	37	20
Discount unwind	2	3
Redress to policyholders	(46)	(44)
Payment of administrative costs	(1)	(2)

Balance at end of year	314	322

        The pension mis-selling provision is included within the liabilities in respect of investment contracts with discretionary participation features under IFRS 4.

        The pension mis-selling provision at December 31, 2010 set out above of £314 million is stochastically determined on a discounted basis. The average discount rate implied in the movement in the year is four per cent. The undiscounted amounts at December 31, 2010 expected to be paid in each of the years ending December 31, are as follows:

2010
£ million
Year ended December 31
2011	40
2012	10
2013	9
2014	10
2015	9
Thereafter	441

Total undiscounted amount	519
Aggregate discount	(205)

Discounted pension mis-selling provision at December 31, 2010	314

        The directors believe that, based on current information, the provision, together with future investment return on the assets backing the provision, will be adequate to cover the costs of pension mis-selling including administration costs. Such provision represents the best estimate of probable costs and expenses. However, there can be no assurance that the current provision level will not need to be increased.

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

December 31, 2010

H:    Other information on statement of financial position items (Continued)

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

        The Group is exposed to mortgage endowment products in respect of policies issued by Scottish Amicable Life plc (SAL) and the Scottish Amicable Life Assurance Society (SALAS) which were transferred into SAIF. At December 31, 2010, provisions of £2 million (2009: £4 million) in respect of the SAL policies and £20 million (2009: £35 million) in SAIF were held within policyholder liabilities to cover potential compensation in respect of mortgage endowment product mis-selling claims. As SAIF is a separate sub-fund of the Prudential Assurance long-term business fund, wholly attributable to the policyholders of the fund, this provision has no impact on shareholders.

        In addition, in the year ended December 31, 2010 Prudential Assurance's main with-profits fund paid compensation of £2 million (2009: £2 million) in respect of mortgage endowment products mis-selling claims and at December 31, 2010 held a provision of £32 million (2009: £47 million) in respect of further compensation. The movement in this provision has no impact on the Group's profit before tax.

        In May 2006, the Group introduced a deadline for both Prudential and Scottish Amicable mortgage endowment complaints. Impacted customers have three years to lodge a mis-selling complaint in line with the time limit prescribed by the FSA and the ABI.

Guaranteed annuities

        Prudential Assurance used to sell guaranteed annuity products in the UK and at December 31, 2010 held a provision of £24 million (2009: £31 million) within the main with-profits fund within policyholder liabilities to honor guarantees on these products. The Group's main exposure to guaranteed annuities in the UK is through SAIF and at December 31, 2010 a provision of £336 million (2009: £284 million) was held in SAIF to honor the guarantees. As SAIF is a separate sub-fund of the Prudential Assurance

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

H:    Other information on statement of financial position items (Continued)

long-term business fund, wholly attributable to the policyholders of the fund, the movement in this provision has no impact on shareholders.

Other matters

Inherited estate of the PAC long-term fund

        The assets of the with-profits sub-fund (WPSF) within the long-term insurance fund of The Prudential Assurance Company Limited (PAC) comprise the amounts that it expects to pay out to meet its obligations to existing policyholders and an additional amount used as working capital. The amount payable over time to policyholders from the WPSF is equal to the policyholders' accumulated asset shares plus any additional payments that may be required by way of smoothing or to meet guarantees. The balance of the assets of the WPSF is called the "inherited estate" and has accumulated over many years from various sources.

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

Support for long-term business funds by shareholders' funds

        As a proprietary insurance company, PAC is liable to meet its obligations to policyholders even if the assets of the long-term funds are insufficient to do so. The assets, represented by the unallocated surplus of with-profits funds, in excess of amounts expected to be paid for future terminal bonuses and related shareholder transfers ("the excess assets") in the long-term funds could be materially depleted over time by, for example, a significant or sustained equity market downturn, costs of significant fundamental strategic change or a material increase in the pension mis-selling provision. In the unlikely circumstance that the depletion of the excess assets within the long-term fund was such that the Group's ability to satisfy policyholders' reasonable expectations was adversely affected, it might become necessary to restrict the annual distribution to shareholders or to contribute shareholders' funds to the long-term funds to provide financial support.

        In 1997, the business of SALAS, a mutual society, was transferred to PAC. In effecting the transfer, a separate sub-fund, SAIF, was established within PAC's long-term business fund. This sub-fund contains all the with-profits business and all other pension business that was transferred. No new business has been or will be written in the sub-fund and the sub-fund is managed to ensure that all the invested assets are distributed to SAIF policyholders over the lifetime of SAIF policies. With the exception of certain amounts in respect of the unitized with-profits life business, all future earnings arising in SAIF are retained for SAIF policyholders. Any excess (deficiency) of revenue over expense within SAIF during a period is attributable to the policyholders of the fund. Shareholders have no interest in the profits of SAIF but are entitled to the asset management fees paid on this business. With the exception of certain guaranteed annuity products mentioned earlier in this note, and certain products which include a

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

H:    Other information on statement of financial position items (Continued)

minimum guaranteed rate of accumulation, the majority of SAIF with-profits policies do not guarantee minimum rates of return to policyholders.

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

Guarantees and commitments

        Guarantee funds in both the UK and the US provide for payments to be made to policyholders on behalf of insolvent life insurance companies. These guarantee funds are financed by payments assessed on solvent insurance companies based on location, volume and types of business. The Group estimated its reserve for future guarantee fund assessments for Jackson, included within other liabilities to be £16 million at December 31, 2010 (2009: £15 million). Similar assessments for the UK businesses were not significant. The directors believe that the reserve is adequate for all anticipated payments for known insolvencies.

        At December 31, 2010, Jackson has unfunded commitments of £363 million (2009: £339 million) related to its investments in limited partnerships and of £88 million (2009: £89 million) related to commercial mortgage loans. These commitments were entered into in the normal course of business and the directors do not expect a material adverse impact on the operations to arise from them.

        Jackson owns debt instruments issued by securitization trusts managed by PPM America. At December 31, 2010, the support provided by certain forbearance agreements Jackson entered into with the counterparty to certain of these trusts could potentially expose Jackson to maximum losses of £332 million, if circumstances allowed the forbearance period to cease. Jackson believes that, so long as the forbearance period continues, the risk of loss under the agreements is remote.

        The Group has provided other guarantees and commitments to third-parties entered into in the normal course of business but the Company does not consider that the amounts involved are significant.

H15:    Other liabilities

	2010	2009
	£ million	£ million
Creditors arising from direct insurance and reinsurance operations	821	615
Interest payable	66	83
Other items	242	179

Total	1,129	877

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

I:    Other notes

I1:    Acquisition of United Overseas Bank Life Assurance Limited

        On February 1, 2010, the Group acquired from United Overseas Bank (UOB) its 100 per cent interest in UOB Life Assurance Limited in Singapore for total cash consideration, after post-completion adjustments of SGD67 million (£32 million), of SGD495 million (£220 million). As part of the transaction the Group also entered into a long-term strategic partnership to develop a major regional bancassurance business with UOB.

        In addition to the amounts above, the Group incurred £2 million of acquisition-related costs (excluding integration costs). These have been excluded from the consideration transferred and have been recognized as an expense in the period, in the consolidated income statement.

Goodwill arising on acquisition

£ million
Cash consideration	220
Less: fair value of identifiable net assets acquired	(79)

Goodwill arising on acquisition	141

        Goodwill arose on the acquisition of UOB Life Assurance Limited in Singapore because the acquisition included revenue and cost synergies. These synergies could not be recognized as assets separately from goodwill because they are not capable of being separated from the Group and sold, transferred, licensed, rented or exchanged, either individually or together with any related contracts and did not arise from contractual or other legal rights.

        None of the goodwill arising on this transaction is expected to be deductible for tax purposes.

Assets acquired and liabilities assumed at the date of acquisition

£ million
Assets:
Intangible assets attributable to shareholders: resent value of acquired in-force business	12
Other non-investment and non-cash assets	16
Investments of long-term business and other operations	1,004
Cash and cash equivalents	89

Total assets	1,121

Liabilities:
Policyholder liabilities	968
Other non-insurance liabilities	74

Total liabilities	1,042

Fair value of identifiable net assets acquired	79

        Total assets include loans and receivables with a fair value of £15 million. This value represents the gross contractual amount and all amounts have been collected.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

I:    Other notes (Continued)

        The consolidated statement of cash flows contains a £133 million net cash outflow in respect of this acquisition representing cash consideration of £220 million, acquisition related costs paid of £2 million less cash and cash equivalents acquired of £89 million.

Impact of acquisition on the results of the Group

        Included in the Group's consolidated profit before tax for the year is £8 million attributable to UOB Life Assurance Limited in Singapore. Consolidated revenue, including investment returns, for the year includes £125 million in respect of UOB Life Assurance Limited in Singapore.

        Had the acquisition been effected at January 1, 2010, the revenue and profit of the Group from continuing operations for the year ended December 31, 2010 would not have been materially different.

I2:    Dilution of the Group's holding in PruHealth in 2010 and sale of Taiwan agency business in 2009

(a)   Dilution of the Group's holding in PruHealth in 2010

        On August 1, 2010, Discovery Holdings of South Africa, the Group's joint venture partner in its investment in PruHealth, completed the acquisition of the entire share capital of Standard Life Healthcare, a wholly-owned subsidiary of the Standard Life Group, for £138 million. Discovery funded the purchase of the Standard Life Healthcare transaction, and contributed Standard Life Healthcare to PruHealth as a capital investment on completion. As a result of the transaction, Discovery have increased their shareholding in PruHealth from the previous level of 50 per cent to 75 per cent, and Prudential's shareholding has been reduced from 50 per cent of the previous joint venture structure to 25 per cent of the new structure with the much enlarged business.

        As a result of this dilution in holding and the consequential loss of control, PruHealth has been reclassified from a joint venture to an associate and the entity is no longer proportionally consolidated from the date of the transaction. In accordance with IAS 31 "Interests in joint ventures" a gain of £30 million arises upon the dilution, representing the difference between the fair value of the enlarged 25 per cent investment still held and the book value of the original 50 per cent investment holding.

(b)   Sale of Taiwan agency business in 2009

        In 2009, the Company sold the assets and liabilities of its agency distribution business and its agency force in Taiwan to China Life Insurance Company Ltd of Taiwan for the nominal sum of NT$1. In addition, the Company invested £45 million to purchase a 9.99 per cent stake in China Life through a share placement. The business transferred represented 94 per cent of Prudential's in-force liabilities in Taiwan and included Prudential's legacy interest rate guaranteed products. The sale was completed on 19 June 2009.

        The Company retains its interest in life insurance business in Taiwan through its retained bank distribution partnerships and its direct investment in China Life made in 2009. At December 31, 2010 the Company's interest in China Life was 8.66 per cent (2009: 9.99 per cent).

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

I:    Other notes (Continued)

        The effect on the IFRS income statement was a pre-tax loss of £621 million comprising a loss on sale of £559 million and trading losses before tax up to the date of sale of £62 million. After allowing for tax and other adjustments, the reduction to shareholders' equity was £607 million.

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

I3:    Staff and pension plans

(a)   Staff and employment costs

        The average number of staff employed by the Group during the year were:

	2010	2009	2008
Business operations:
Asian operations	17,988	19,502	20,154
US operations	3,545	3,371	3,298
UK operations	4,459	4,516	6,231

Total	25,992	27,389	29,683

        The costs of employment were:

	2010	2009	2008
	£ million	£ million	£ million
Business operations:
Wages and salaries	1,052	878	791
Social security costs	69	61	54

Other pension costs (see below)	95	95	78
Pension actuarial and other losses (gains) charged to income statement	26	138	(10)

	121	233	68
Total	1,242	1,172	913

        Other pension costs comprises £58 million (2009: £57 million; 2008: £47 million) relating to defined benefit schemes and £37 million (2009: £38 million; 2008: £31 million) relating to defined contribution schemes of continuing operations. Of the defined contribution scheme costs, £26 million (2009: £27 million; 2008: £21 million) related to overseas defined contribution schemes. The £58 million (2009: £57 million; 2008: £47 million) relating to defined benefit schemes comprises a charge of £27 million (2009: £29 million; 2008: £29 million) relating to PSPS and a charge of £31 million (2009: £28 million; 2008: £18 million) for other schemes.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

I:    Other notes (Continued)

        Consistent with the derecognition of the Company's interest in the underlying IAS 19 surplus of PSPS as described in note (b)(i)1 below, the £27 million (2009: £29 million; 2008: £29 million) for PSPS represents the cash cost of contributions for ongoing service of active members and the unwind of discount on the opening provision for deficit funding for PSPS. The charge of £31 million (2009: £28 million; 2008: £18 million) for other schemes comprises £18 million (2009: £19 million; 2008: £7 million) charge on an economic basis, reflecting the total assets of the schemes, and a further £13 million (2009: £9 million: 2008: £11 million) charge to adjust for amounts invested in Prudential insurance policies to arrive at the IAS 19 basis charge.

        The loss of £26 million (2009: loss of £138 million; 2008: gains of £10 million) for actuarial and other gains comprises a loss of £15 million (2009: £155 million; 2008: £21 million) for actuarial and other losses on an economic basis and £11 million actuarial gains (2009: £17 million; 2008: £31 million) to adjust for amounts invested in Prudential insurance policies. The derivation of these amounts is shown in note (b)(i)7.

(b)   Pension plans

(i) Defined benefit plans

1. Summary

        The Group business operations operate a number of pension schemes. The specific features of these plans vary in accordance with the regulations of the country in which the employees are located, although they are, in general, funded by the Group and based either on a cash balance formula or on years of service and salary earned in the last year or years of employment. The largest defined benefit scheme is the principal UK scheme, namely the Prudential Staff Pension Scheme (PSPS); 86 per cent (2009: 86 per cent) of the underlying scheme liabilities of the Group defined benefit schemes are accounted for within PSPS.

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

        Defined benefit schemes in the UK are generally required to be subject to full actuarial valuation every three years in order to assess the appropriate level of funding for schemes in relation to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds. PSPS was last actuarially valued as at April 5, 2008. This valuation demonstrated the scheme to be 106 per cent funded by reference to the Scheme Solvency Target that forms the basis of the scheme's statutory funding objective. No formal deficit funding plan was required. However, in recognition of the fall in value of the Scheme's investments between 5 April 2008 and the completion of the actuarial valuation, an additional funding akin to deficit funding was agreed with the Trustees. This is subject to a reassessment when the next valuation is completed. The total contribution being currently made by the Group into the scheme, representing the annual accrual cost and deficit fundings, are £50 million per annum. Deficit funding for PSPS is apportioned in the ratio of 70/30 between the PAC life fund and shareholder-backed operations following detailed consideration

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

I:    Other notes (Continued)

in 2005 of the sourcing of previous contributions. Employer contributions for ongoing service of current employees are apportioned in the ratio relevant to current activity. In 2010, total contributions for the year including expenses and augmentations were £55 million at December 31, (2009: £67 million). The market value of scheme assets as at April 5, 2008 was £4,759 million.

        The actuarial assumptions used in determining benefit obligations and the net periodic benefit costs for the purposes of the valuation were as follows:

Rate of increase in salaries	Nil
Rate of inflation	3.5%
Rate of increase of pensions in payment for inflation:
Guaranteed (maximum 5 per cent)	3.5%
Guaranteed (maximum 2.5 per cent)	2.5%
Discretionary	Nil
Expected returns on plan assets	4.55%

Mortality assumptions

        The tables used for PSPS pensions in payment at 5 April 2008 were:

        Base post retirement mortality:

        For current male (female) pensioners 108.6 per cent (103.4 per cent) of the mortality rates of the 2000 series mortality tables, published by the Continuous Mortality Investigation Bureau. For male (female) non-pensioners 113.4 per cent (97.4 per cent) of the 2000 series rates.

        Allowance for future improvements to post retirement mortality:

        For males (females) 100 per cent (75 per cent) of Medium Cohort subject to a minimum rate of improvement of 1.75 per cent (1 per cent) up to the age of 90, decreasing linearly to zero by age of 120.

        The valuation of the Scottish Amicable Pension Scheme as at 31 March 2008 demonstrated the scheme to be 91 per cent funded, with a shortfall of actuarially determined liabilities of nine per cent, representing a deficit of £38 million. Based on this valuation, deficit funding amounts designed to eliminate the actuarial deficit over a seven year period were made from July 2009 of £7.3 million per annum. Since the valuation date, there has been deterioration in the funding level. During 2010, the Group agreed to pay additional funding of £5.8 million per annum from October 2010 until conclusion of the next formal valuation, or until the funding level reaches 90 per cent, whichever is the earlier. The IAS 19 deficit of the Scottish Amicable Pension Scheme at December 31, 2010 of £146 million (2009: £139 million) has been allocated approximately 50 per cent to the PAC with-profits fund and 50 per cent to the shareholders' fund.

        The valuation of the M&G Pension Scheme as at December 31, 2008 was finalized in January 2010 and demonstrated the scheme to be 76 per cent funded. Based on this valuation, deficit funding amounts designed to eliminate the actuarial deficit over a five year period are being made from January 2010 of £14.1 million per annum for the first two years and £9.3 million per annum for the subsequent

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

I:    Other notes (Continued)

three years. The IAS 19 deficit of the M&G Pension Scheme on an economic basis at December 31, 2010 was £27 million (2009: £36 million) and is wholly attributable to shareholders.

        The next triennial valuations for the PSPS, Scottish Amicable and M&G pension schemes are scheduled to take place as by 5 April 2011, 31 March 2011 and December 31, 2011.

        Under the IAS 19 valuation basis, the Group applies IFRIC 14, "IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction" Under IFRIC 14, for PSPS, where the Group does not have unconditional right of refund to any surplus in the scheme, the surplus is not recognized. Additionally, the Group has to recognize a liability for committed deficit funding obligation to PSPS. At December 31, 2010, the Group has not recognized the underlying PSPS surplus of £485 million gross of deferred tax (2009: £513 million) and has recognized a liability for deficit funding to 30 June 2012 for PSPS of £47 million, gross of deferred tax (2009: £75 million).

        The asset and liabilities of PSPS are unaffected by the impact of the application of IFRIC 14. PSPS is managed on an economic basis for the longer-term benefit of its current and deferred pensioners and active members. The surplus in PSPS is available to absorb future adverse asset value movements and, if required, strengthening in mortality assumptions.

        As at December 31, 2010, after the effect of the application of IFRIC 14, the shareholders' share of the pension liability for PSPS deficit funding obligation and the deficits of the defined benefit pension schemes amounted to £83 million liability net of related tax relief (2009: £92 million). These amounts are determined after including amounts invested by the M&G scheme in Prudential policies as explained later in this note.

        On the economic basis (including investments of the M&G scheme in Prudential policies as assets), for 2010, a £27 million (2009: £32 million) pre-tax shareholder charge to operating results based on longer-term returns arises. In addition, outside the operating result but included in total profits is a pre-tax shareholder loss of £10 million (2009: £74 million) for shareholders' share of actuarial and other gains and losses.

        In addition, also on the economic basis, the PAC with-profits sub-fund was charged £18 million (2009: £16 million) for its share of the pension charge of PSPS and Scottish Amicable and charged with £5 million (2009: £81 million) for its share of net actuarial and other losses on the scheme assets and liabilities. As shareholder profits for the PAC with-profits sub-fund reflects the surplus for distribution, these amounts are effectively absorbed by an increased credit in the income statement for the transfer to the liability for unallocated surplus.

        At December 31, 2010, after the effect of the application of IFRIC 14, the total share of the liability for deficit funding on PSPS and the deficit on the smaller Scottish Amicable Scheme attributable to the PAC with-profits fund amounted to a liability of £99 million (2009: £110 million) net of related tax relief.

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

December 31, 2010

I:    Other notes (Continued)

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

3. Assumptions

        The actuarial assumptions used in determining benefit obligations and the net periodic benefit costs for the years ended December 31, were as follows:

	2010	2009	2008
	%	%	%
Discount rate*	5.45	5.8	6.1
Rate of increase in salaries	5.55	5.7	5.0
Rate of inflation	3.55	3.7	3.0
Rate of increase of pensions in payment for inflation:
Guaranteed (maximum 5%)	3.55	3.7	3.0
Guaranteed (maximum 2.5%)†	2.5	2.5	2.5
Discretionary†	2.5	2.5	2.5
Expected returns on plan assets	5.9	4.5	6.2

*
The discount rate has been determined by reference to an "AA" corporate bond index adjusted, where applicable, to allow for the difference in duration between the index and the pension liabilities.

†
The rates of 2.5 per cent shown are those for PSPS. Assumed rates of increase of pensions in payment for inflation for all other schemes are 3.55 per cent in 2010 (2009: 3.7 per cent; 2008: 3.0 per cent).

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

I:    Other notes (Continued)

        The calculations are based on current actuarially calculated mortality estimates with a specific allowance made for future improvements in mortality. The 2010 specific allowance is in line with custom calibration of the 2009 mortality model from the Continuous Mortality Investigation Bureau of the Institute and Faculty of Actuaries ("CMI"). The 2009 specific allowance was broadly based on adjusted versions of the medium cohort projections prepared by the CMI.

        The tables used for PSPS immediate annuities in payment at December 31, 2010 were:

        Male: 108.6 per cent PNMA00 with improvements in line with a custom calibration of the CMI's 2009 mortality model, with a long-term mortality improvement rate of 1.75 per cent per annum; and

        Female: 103.4 per cent PNFA00 with improvements in line with a custom calibration of the CMI's 2009 mortality model, with a long-term mortality improvement rate of 1.00 per cent per annum.

        The tables used for PSPS immediate annuities in payment at December 31, 2009 were:

        Male: 108.6 per cent PNMA00 with medium cohort improvements subject to a floor of 1.75 per cent up to the age of 90, decreasing linearly to zero by age of 120; and

        Female: 103.4 per cent PNFA00 with 75 per cent medium cohort improvements subject to a floor of 1.00 per cent up to the age of 90 and decreasing linearly to zero by age of 120.

        The tables used for PSPS immediate annuities in payment at December 31, 2008 were:

        Male: 100 per cent PMA92 with CMIR17 improvements to the valuation date and medium cohort improvements subject to a floor of 17.5 per cent up to the age of 90, decreasing linearly to zero by age of 120; and

        Female: 100 per cent PFA92 with CMIR17 improvements to the valuation date and 75 per cent medium cohort improvements subject to a floor of one per cent up to the age of 90, decreasing linearly to zero by age of 120.

        The assumed life expectancies on retirement at age 60, based on the mortality table used was:

	2010 years		2009 years		2008 years
	Male	Female	Male	Female	Male	Female
Retiring today	27.7	29.0	27.4	28.6	26.4	28.4
Retiring in 20 years' time	30.3	31.1	30.1	30.8	28.9	29.8

        The mean term of the current PSPS liabilities is around 18 years.

        Using external actuarial advice provided by the scheme actuaries being Towers Watson for the valuation of PSPS, Aon Consulting Limited for the M&G scheme, and Xafinity Consulting for the Scottish Amicable scheme, the most recent full valuations have been updated to December 31, 2010, applying the principles prescribed by IAS 19.

        In July 2010, the UK Government announced plans to use the Consumer Price Index (CPI) in place of the Retail Price Index (RPI) in its determination of the statutory minimum pension increases for private sector occupational pension schemes. In December 2010, the Government published the statutory revaluation order for 2011 which confirms the change to use CPI. In addition, the Government has also published in December 2010 a consultation paper which sets out the Government's views on the impact

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

I:    Other notes (Continued)

of the switch from RPI to CPI will have on the private sector occupational pension schemes. The consultation period closed on March 2, 2011.

        For the Group's UK defined benefit schemes, the pensions in deferment and/or pensions in payment for certain tranches of these schemes are subject to statutory increases in accordance with the schemes' rules and may therefore be affected by the Government's decision to change the indexation from RPI to CPI. Other tranches, where RPI is specified in the scheme rules, are unaffected.

        The above has no impact on the results for the year ended December 31, 2010. The impact of this change, if and when made, will be recognized in a future period. Using the underlying information as at December 31, 2010, the estimated effect of such a change would give rise to an accounting benefit of approximately £30 million to the Group's operating profit based on longer-term investment returns and profit attributable to shareholders before tax and £20 million shareholders' equity.

4. Summary financial position

        The Group liability in respect of defined benefit pension schemes is as follows:

	2010	2009
	£ million	£ million
Economic position:
Deficit, gross of deferred tax, based on scheme assets held, including investments in Prudential insurance policies:
Attributable to the PAC with-profits fund (i.e. absorbed by the liability for unallocated surplus)	(106)	(122)
Attributable to shareholder-backed operations (i.e. to shareholders' equity)	(114)	(128)

Economic deficit—as explained in note 5 below	(220)	(250)
Exclude: investments in Prudential insurance policies (offset on consolidation in the Group financial statements against insurance liabilities)	(227)	(187)

Deficit under IAS 19 included in provisions in the statement of financial position—as explained in note 7 below	(447)	(437)

        The following disclosures explain the economic position and IAS 19 basis of accounting after eliminating investment in Prudential insurance policies on consolidation.

5. Group economic financial position

        The following tables illustrate the movement on the financial position of the Group's defined benefit pension schemes on an economic basis. The underlying position on an economic basis reflects the assets (including investments in Prudential policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes. At December 31, 2010, the investments in Prudential policies comprise £118 million (2009: £101 million) for PSPS and £227 million (2009: £187 million) for the M&G scheme.

        Separately, the economic financial position also includes the effect of the application of IFRIC 14, "IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction". For PSPS, where there are constraints in the trust deed to prevent the company access, the surplus is not recognized and a liability to additional funding is established (as described earlier).

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

I:    Other notes (Continued)

Estimated pension scheme deficit—economic basis

        Movements on the pension scheme deficit (determined on the "economic basis") are as follows, with the effect of the application of IFRIC 14 being shown separately:

	2010
		(Charge) credit to income statement
	Surplus (deficit) in scheme at Jan 1, 2010	Operating results (based on longer-term investment returns) note (a)	Actuarial and other gains and losses note (b)	Contributions paid	Surplus (deficit) in scheme at Dec 31, 2010 note (c)
	£ million	£ million	£ million	£ million	£ million
All schemes
Underlying position
(without the effect of IFRIC 14)
Surplus (deficit)	338	(7)	(109)	90	312
Less: amount attributable to PAC with-profits fund	(285)	(11)	71	(39)	(264)

Shareholders' share:
Gross of tax surplus (deficit)	53	(18)	(38)	51	48
Related tax	(15)	5	11	(14)	(13)

Net of shareholders' tax	38	(13)	(27)	37	35

Effect of IFRIC 14
Surplus (deficit)	(588)	(38)	94	—	(532)
Less: amount attributable to PAC with-profits fund	407	29	(66)	—	370

Shareholders' share:
Gross of tax surplus (deficit)	(181)	(9)	28	—	(162)
Related tax	51	2	(9)	—	44

Net of shareholders' tax	(130)	(7)	19	—	(118)

With the effect of IFRIC 14
Surplus (deficit)	(250)	(45)	(15)	90	(220)
Less: amount attributable to PAC with-profits fund	122	18	5	(39)	106

Shareholders' share:
Gross of tax surplus (deficit)	(128)	(27)	(10)	51	(114)
Related tax	36	7	2	(14)	31

Net of shareholders' tax	(92)	(20)	(8)	37	(83)

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

I:    Other notes (Continued)

	2009
		(Charge) credit to income statement
	Surplus (deficit) in scheme at Jan 1, 2009	Operating results (based on longer-term investment returns) note (a)	Actuarial and other gains and losses note (b)	Contributions paid	Disposal of Taiwan agency business*	Surplus (deficit) in scheme at Dec 31, 2009 note (c)
	£ million	£ million	£ million	£ million	£ million	£ million
All schemes
Underlying position
(without the effect of IFRIC 14)
Surplus (deficit)	644	(71)	(337)	85	17	338
Less: amount attributable to PAC with-profits fund	(483)	33	207	(42)	—	(285)

Shareholders' share:
Gross of tax surplus (deficit)	161	(38)	(130)	43	17	53
Related tax	(47)	11	36	(11)	(4)	(15)

Net of shareholders' tax	114	(27)	(94)	32	13	38

Effect of IFRIC 14
Surplus (deficit)	(793)	23	182	—	—	(588)
Less: amount attributable to PAC with-profits fund	550	(17)	(126)	—	—	407

Shareholders' share:
Gross of tax surplus (deficit)	(243)	6	56	—	—	(181)
Related tax	68	(2)	(15)	—	—	51

Net of shareholders' tax	(175)	4	41	—	—	(130)

With the effect of IFRIC 14
Surplus (deficit)	(149)	(48)	(155)	85	17	(250)
Less: amount attributable to PAC with-profits fund	67	16	81	(42)	—	122

Shareholders' share:
Gross of tax surplus (deficit)	(82)	(32)	(74)	43	17	(128)
Related tax	21	9	21	(11)	(4)	36

Net of shareholders' tax	(61)	(23)	(53)	32	13	(92)

*
Including the effect of exchange translation difference.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

I:    Other notes (Continued)

	2008
		(Charge) credit to income statement
	Surplus (deficit) in scheme at Jan 1, 2008	Operating results (based on longer-term investment returns) note (a)	Actuarial and other gains and losses note (b)	Results of sold Taiwan agency business	Contributions paid	Exchange	Surplus (deficit) in scheme at Dec 31, 2008 note (c)
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
All schemes
Underlying position
(without the effect of IFRIC 14)
Surplus (deficit)	447	46	61	(1)	95	(4)	644
Less: amount attributable to PAC with-profits fund	(338)	(48)	(49)		(48)		(483)

Shareholders' share:
Gross of tax surplus (deficit)	109	(2)	12	(1)	47	(4)	161
Related tax	(33)	1	(2)		(13)		(47)

Net of shareholders' tax	76	(1)	10	(1)	34	(4)	114

Effect of IFRIC 14
Surplus (deficit)	(630)	(82)	(81)	—	—		(793)
Less: amount attributable to PAC with-profits fund	436	58	56	—	—		550

Shareholders' share:
Gross of tax (deficit) surplus	(194)	(24)	(25)	—	—		(243)
Related tax	55	6	7	—	—		68

Net of shareholders' tax	(139)	(18)	(18)	—	—		(175)

With the effect of IFRIC 14
Surplus (deficit)	(183)	(36)	(20)	(1)	95	(4)	(149)
Less: amount attributable to PAC with-profits fund	98	10	7	—	(48)		67

Shareholders' share:
Gross of tax (deficit) surplus	(85)	(26)	(13)	(1)	47	(4)	(82)
Related tax	22	7	5		(13)		21

Net of shareholders' tax	(63)	(19)	(8)	(1)	34	(4)	(61)

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

I:    Other notes (Continued)

(a)   The components of the (charge) credit to operating results (gross of allocation of the share attributable to the PAC with-profits fund) are as follows:

	2010	2009	2008
	£ million	£ million	£ million
Service cost	(38)	(34)	(45)
Curtailment credit	—	—	(44)
Finance (expense) income:
Interest on pension scheme liabilities	(294)	(277)	(289)
Expected return on assets	325	240	336
Total (charge) credit without the effect of IFRIC 14	(7)	(71)	46
Effect of IFRIC 14 for pension schemes	(38)	23	(82)

Total charge after the effect of IFRIC 14	(45)	(48)	(36)

        The net charge to operating profit (gross of the share attributable to the PAC with-profits fund) of £45 million (2009: £48 million; 2008: £36 million) is made up of a charge of £27 million (2009: £29 million; 2008: £29 million) relating to PSPS and a charge of £18 million (2009: £19 million; 2008: £7 million) for other schemes. This net charge represents:

	2010	2009	2008
	£ million	£ million	£ million
Underlying IAS 19 charge for other pension schemes	(18)	(19)	(7)
Cash costs for PSPS	(23)	(25)	(25)
Unwind of discount on opening provision for deficit funding for PSPS	(4)	(4)	(4)

	(45)	(48)	(36)

        Consistent with the derecognition of the Company's interest in the underlying IAS 19 surplus of PSPS, the charge to operating profit on longer-term investment returns for PSPS reflects the cash cost of contributions for ongoing service of active members. In addition, the charge to the operating results also includes a charge for the unwind of discount on the opening provision for deficit funding for PSPS.

(b)   The components of the credit (charge) for actuarial and other gains and losses (gross of allocation of the share attributable to the PAC with-profits fund (but excluding the charge relating to the sold Taiwan agency business) are as follows:

	2010	2009	2008
	£ million	£ million	£ million
Actual less expected return on assets	306	108	(356)
Losses on changes of assumptions for plan liabilities	(411)	(521)	272
Experience (losses) gains on liabilities	(4)	76	145

Total charge without the effect of IFRIC 14	(109)	(337)	61
Effect of IFRIC 14 for pension schemes	94	182	(81)

Actuarial and other gains and losses after the effect of IFRIC 14	(15)	(155)	(20)

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

I:    Other notes (Continued)

        The net charge for actuarial and other gains and losses is recorded within the income statement but, within the segmental analysis of profit, the shareholders' share of actuarial and other gains and losses (i.e. net of allocation of the share to the PAC with-profits funds) is excluded from operating profit based on longer-term investment returns.

        The 2010 actuarial losses of £109 million primarily reflects the effect of decrease in risk discount rates and the change in economic assumptions underlying PSPS commutation factors partially offset by the effect of decreases in inflation rates and the excess of market returns over long-term assumptions.

        Consistent with the derecognition of the Company's interest in the underlying IAS 19 surplus of PSPS, the actuarial gains and losses do not include those of PSPS. In addition, as a result of applying IFRIC 14, the Group has recognized a provision for deficit funding in respect of PSPS. The change in 2010 in relation to this provision recognized above as other gains and losses on defined benefit pension schemes was £nil (2009: £48 million; 2008: £13 million).

(c)   On the "economic basis", after including the underlying assets represented by the investments in Prudential insurance policies as scheme assets, the underlying statements of financial position of the schemes at December 31, were:

	2010				2009
	PSPS	Other schemes note (iii)	Total	%	PSPS	Other schemes note (iii)	Total	%
	£ million	£ million	£ million		£ million	£ million	£ million
Equities	548	277	825	14	830	266	1,096	20
Bonds	3,864	339	4,203	70	3,406	280	3,686	67
Properties	199	29	228	4	272	15	287	5
Cash-like investmentsnote (i)	740	8	748	12	441	2	443	8

Total value of assets	5,351	653	6,004	100	4,949	563	5,512	100
Present value of benefit obligations	(4,866)	(826)	(5,692)		(4,436)	(738)	(5,174)

	485	(173)	312		513	(175)	338
Effect of the application of IFRIC 14 for pension schemes:
Derecognition of PSPS surplus	(485)	—	(485)		(513)	—	(513)
Set up obligation for deficit funding for PSPS	(47)	—	(47)		(75)	—	(75)

Pre-tax deficitnote (ii)	(47)	(173)	(220)		(75)	(175)	(250)

Notes

(i)
The PSPS has entered into a derivatives based strategy to match the duration and inflation profile of its liabilities. This involved a reallocation from other investments to cash-like investments with an interest and inflation swap overlay. In broad terms, the scheme is committed to making a series of payments related to LIBOR on a nominal amount and in return the scheme receives a series of fixed and inflation-linked payments which match a proportion of its liabilities. As at December 31, 2010, the nominal value of the interest and inflation-linked swaps amounted to £1.1 billion (2009: £1.1 billion) and £1.8 billion (2009: £1.9 billion) respectively.

(ii)
The resulting scheme deficit arising from the excess of liabilities over assets at December 31, 2010 of £220 million (2009: £250 million) comprised a deficit of £106 million (2009: £122 million) attributable to the PAC with-profits fund and deficit of £114 million (2009: £128 million) attributable to shareholder operations.

(iii)
In addition to PSPS, there are two smaller schemes in the UK, the Scottish Amicable Pension Scheme, and the M&G Pension Scheme, with a combined deficit at December 31, 2010 of £173 million (2009: £175 million), gross of tax. There is also a

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

I:    Other notes (Continued)

small scheme in Taiwan, with a negligible amount of deficit at December 31, 2010 and 2009. As part of the sale of the Taiwan agency business in June 2009 the Group has settled the majority of the obligations under the Taiwan scheme relating to the employees who were transferred out.

        The movements in the deficit on the "economic basis" between scheme assets and liabilities were:

	2010	2009	2008
	£ million	£ million	£ million
Current service cost	(13)	(11)	(19)
Curtailment credit	—	—	14
Other finance income	(5)	(8)	(2)
Cash costs and unwind of discount on opening provision for deficit funding for PSPS	(27)	(29)	(29)
Contributions	90	85	95
Actuarial and other gains and losses	(15)	(155)	(20)
Movement due to the sold Taiwan agency business and exchange translation difference	—	17	(5)

Net increase (decrease) in deficit	30	(101)	34

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

I:    Other notes (Continued)

6. Movement in IAS 19 basis financial position

        The change in the present value of the benefit obligation and the change in fair value of the assets for the total of the PSPS, Scottish Amicable, M&G and Taiwan schemes over the period were as follows:

	PSPS	Other schemes				Total
2010	Provision for deficit	IAS 19 basis: change in fair value of plan	Investments in Prudential insurance	Economic basis: total	IAS 19 basis: change in present value of benefit	Economic basis: net
	£ million	£ million	£ million	£ million	£ million	£ million
Fair value of plan assets, beginning of year		376	187	563		563
Present value of benefit obligation, beginning of year					(738)	(738)
Provision for deficit funding for PSPS	(75)					(75)

	(75)	376	187	563	(738)	(250)
Service cost—current charge only					(13)	(13)
Interest cost					(43)	(43)
Expected return on plan assets		25	13	38		38
Employee contributions			1	1	(1)	—
Employer contributions	55	15	20	35		90
Actuarial gains (losses)		20	11	31	(46)	(15)
Benefit payments		(10)	(5)	(15)	15
Cash costs and unwind of discount on the opening provision for deficit funding for PSPS	(27)					(27)

Fair value of plan assets, end of year		426	227	653		653
Present value of benefit obligation, end of year					(826)	(826)
Provision for deficit funding of PSPS	(47)					(47)

Economic basis deficit						(220)

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

I:    Other notes (Continued)

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

December 31, 2010

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

I:    Other notes (Continued)

7. IAS 19 basis financial position as consolidated

        The IAS 19 basis pensions deficit can be summarized as follows:

	2010	2009	2008	2007	2006
	£ million	£ million	£ million	£ million	£ million
Fair value of plan assets, end of year	5,659	5,224	5,057	5,150	4,988
Present value of funded benefit obligation	(5,438)	(4,951)	(4,493)	(4,826)	(5,023)

Funded status	221	273	564	324	(35)
Present value of unfunded obligations (M&G scheme)*	(254)	(223)	(180)	(189)	(187)

	(33)	50	384	135	(222)
Effect of the application of IFRIC 14 for pension schemes
Derecognition of PSPS' surplus	(485)	(513)	(728)	(528)	(141)
Set up obligation for deficit funding for PSPS	(47)	(75)	(65)	(102)	(143)
Adjustment in respect of investment of PSPS in Prudential policies	118	101	103	140	126

Deficit recognized in the statement of financial position	(447)	(437)	(306)	(355)	(380)

*
The M&G pension scheme assets are invested in Prudential insurance policies. For IFRS accounting purposes, the M&G scheme is in effect unfunded. Please see above for more details.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

I:    Other notes (Continued)

	2010	2009	2008
	£ million	£ million	£ million
Components of net periodic pension cost
Current service cost	(38)	(34)	(45)
Curtailment credit	—	—	44
Interest cost	(294)	(277)	(289)

Expected return on assets—economic basis	325	240	336
Less: expected return on investments of scheme assets in Prudential insurance policies	(21)	(16)	(22)

Expected return on assets—IAS 19 basis†	304	224	314
	(28)	(87)	24
Effect of the application of IFRIC 14	(30)	30	(71)

Pension cost (as referred to in noteI3a)	(58)	(57)	(47)

Actuarial gains and losses—economic basis	(109)	(337)	60
Less: actuarial gains on investments of scheme assets in Prudential insurance policies	(20)	8	79

	(129)	(329)	139
Effect of the application of IFRIC 14	103	191	(129)

Actuarial gains and losses—IAS 19 basis* (as referred to in noteI3a)	(26)	(138)	10

Net periodic pension cost (included within acquisition and other operating expenditure in the income statement)	(84)	(195)	(37)

*
Consistent with the derecognition of the Company's interest in the underlying IAS 19 surplus of PSPS, the effect on the net periodic pension cost for PSPS was to replace the usual IAS 19 pension charges and credits with the cash cost of contribution for ongoing services of active members and also not to report the actuarial gains and losses.

†
In determining the expected return on scheme assets for 2010, the 5.9 per cent (2009: 4.5 per cent) rate shown below has been applied to the opening assets.

        The long-term expected rate of return has been taken to be the weighted average (by market value) of the long-term expected rates of return on each major asset class shown below:

	2010		2009		2008		2007		2006
	£ million	%	£ million	%	£ million	%	£ million	%	£ million	%
Scheme assets (IAS 19 basis before effect of IFRIC 14)
Equity	610	11	917	18	875	17	1,332	26	1,432	29
Bonds	4,095	72	3,587	69	2,619	52	1,299	25	2,185	44
Properties	206	4	278	5	290	6	583	11	621	12
Cash-like investments	748	13	442	8	1,273	25	1,936	38	750	15

Total	5,659	100	5,224	100	5,057	100	5,150	100	4,988	100

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

I:    Other notes (Continued)

	Prospectively for 2011	2010	2009	2008
	%	%	%	%
Long-term expected rate of return
Equity	8.2	8.5	6.8	7.5
Bonds	4.6	5.3	4.8	5.4
Properties	6.9	6.75	6.05	6.75
Cash-like investments	4.75	4.75	2.0	5.5

Weighted average long-term expected rate of return	5.1	5.9	4.5	6.1

        The expected rates of return have been determined by reference to long-term expectations, the carrying value of the assets and equity and other market conditions at the statement of financial position date.

        The actual return on scheme assets was a gain of £631 million (2009: gain of £348 million; 2008: loss of £20 million) on an IAS 19 basis.

        None of the scheme assets included shares in Prudential plc or property occupied by the Prudential Group.

	2010	2009	2008	2007	2006
	£ million	£ million	£ million	£ million	£ million
Fair value of scheme assets, end of year (IAS 19 basis)	5,659	5,224	5,057	5,150	4,988
Present value of the benefit obligation, end of year	(5,692)	(5,174)	(4,673)	(5,015)	(5,210)

Underlying scheme assets in surplus (deficit) of benefit obligation, before the effect of IFRIC 14	(33)	50	384	135	(222)

Experience adjustments on scheme liabilities	(4)	76	145	(14)	18
Percentage of scheme liabilities at December 31	(0.07)%	1.47%	3.10%	0.28%	(0.35)%
Experience adjustments on scheme assets (IAS 19 basis)	287	100	(277)	(7)	140
Percentage of scheme assets at December 31	5.07%	1.91%	(5.48)%	(0.14)%	2.81%

        The experience adjustments on scheme liabilities in 2008 of a gain of £145 million related mainly to the "true up" reflecting improvements in data consequent upon the 2008 triennial valuation of PSPS.

        Total employer contributions expected to be paid into the Group defined benefit schemes for the year ending December 31, 2011 amounts to £94 million.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

I:    Other notes (Continued)

8. Sensitivity of the pension scheme liabilities of the PSPS, Scottish Amicable and M&G pension schemes to key variables

        The table below shows the sensitivity of the underlying PSPS, Scottish Amicable and M&G pension scheme liabilities at December 31, 2010 of £4,866 million, £572 million and £254 million respectively (2009: £4,436 million, £515 million and £223 million) to changes in discount rates and inflation rates. In addition, the table below shows the sensitivity of the underlying PSPS, Scottish Amicable and M&G pension scheme liabilities at December 31, 2010 to changes to mortality rate assumptions.

2010 Assumption	Change in assumption	Impact on scheme liabilities on IAS 19 basis
Discount rate	Decrease by 0.2% from 5.45%	Increase in scheme liabilities by:
	to 5.25%	PSPS	3.6%
		Scottish Amicable	5.2%
		M&G	5.1%
Discount rate	Increase by 0.2% from 5.45%	Decrease in scheme liabilities by:
	to 5.65%	PSPS	3.5%
		Scottish Amicable	4.9%
		M&G	4.8%
Rate of inflation	Decrease by 0.2% from 3.55%	Decrease in scheme liabilities by:
	to 3.35% with consequent	PSPS	1.0%
	reduction in salary increases	Scottish Amicable	5.0%
		M&G	4.5%
Mortality rate	Increase life expectancy	Increase in scheme liabilities by:
	by 1 year	PSPS	2.1%
		Scottish Amicable	2.5%
		M&G	2.9%

2009 Assumption	Change in assumption	Impact on scheme liabilities on IAS 19 basis
Discount rate	Decrease by 0.2% from 5.8%	Increase in scheme liabilities by:
	to 5.6%	PSPS	3.5%
		Scottish Amicable	5.2%
		M&G	4.9%
Discount rate	Increase by 0.2% from 5.8%	Decrease in scheme liabilities by:
	to 6.0%	PSPS	3.2%
		Scottish Amicable	4.8%
		M&G	4.9%
Rate of inflation	Decrease by 0.2% from 3.7%	Decrease in scheme liabilities by:
	to 3.5% with consequent	PSPS	0.9%
	reduction in salary increases	Scottish Amicable	4.9%
		M&G	4.5%

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

I:    Other notes (Continued)

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

        The sensitivity of the underlying pension scheme liabilities to changes in discount, inflation and mortality rates as shown above does not directly equate to an impact on the profit or loss attributable to shareholders or shareholders' equity due to the effect of the application of IFRIC 14 on PSPS and the allocation of a share of the interest in financial position of the PSPS and Scottish Amicable schemes to the PAC with-profits fund as described above.

        The sensitivity to the changes in the key variables as shown in the table above has no significant impact on the pension costs included in the Group's operating results. This is due to the pension costs charged in each of the periods presented being derived largely from market conditions at the beginning of the period. After applying IFRIC 14 and to the extent attributable to shareholders, any residual impact from the changes to these variables is reflected as actuarial gains and losses on defined benefit pension schemes within the supplementary analysis of profits. The relevance of this to each of the three UK schemes is described further below.

        For PSPS, the underlying surplus of the scheme of £485 million (2009: £513 million) has not been recognized under IFRIC 14. Any change in the underlying scheme liabilities to the extent that it is not sufficient to alter PSPS into a liability in excess of the deficit funding provision will not have an impact on the Group's results and financial position. Based on the underlying financial position of PSPS as at December 31, 2010, none of the changes to the underlying scheme liabilities for the changes in the variables shown in the table above have had an impact on the Group's 2010 results and financial position.

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

        The deficit of the Scottish Amicable pension scheme has been allocated approximately 50 per cent to the PAC with-profits fund and 50 per cent to the shareholders. Accordingly, half of the changes to the scheme liabilities for the changes in the variables shown in the table above would have had an

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

I:    Other notes (Continued)

impact on the Group's shareholder results and financial position. The M&G pension scheme is wholly attributable to shareholders.

9. Transfer value of PSPS scheme

        At December 31, 2010, it is estimated that the assets of the scheme are broadly sufficient to cover the liabilities of PSPS on a "buyout" basis including an allowance for expenses. The "buyout" basis refers to a basis that might apply in the circumstance of a transfer to another appropriate financial institution. In making this assessment it has been assumed that a more conservative investment strategy applies together with a more prudent allowance for future mortality improvements and no allowance for discretionary pension increases.

(i) Other pension plans

        The Group operates various defined contribution pension schemes including schemes in Jackson and Asia. The cost of the Group's contributions for continuing operations to these schemes in 2010 was £37 million (2009: £38 million; 2008: £31 million).

I4:    Share-based payments

        The Group maintains 10 main share award and share option plans relating to Prudential plc shares, which are described below.

        The Group Performance Share Plan (GPSP) is the incentive plan in which all executive directors and other senior executives within the Group can participate. This scheme was established as a replacement for the Restricted Share Plan (RSP) under which no further awards could be made after March 2006. Awards are granted either in the form of a nil cost option, conditional right over shares, or such other form that shall confer to the participant an equivalent economic benefit, with a vesting period of three years. The performance measure for the awards is that Prudential's Total Shareholder Return (TSR) outperforms an index comprising of peer companies. Vesting of the awards between each performance point is on a straight line sliding scale basis. Participants are entitled to the value of reinvested dividends that would have accrued on the shares that vest. Beginning in 2010, newly issued shares will be used in settling the awards that vest and are released.

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

        The Business Unit Performance Plan (BUPP) is an incentive plan created to provide a common framework under which awards would be made to senior employees in the UK, Jackson and Asia including the Chief Executive Officers. Awards under this plan are based on growth in Shareholder Capital Value on the European Embedded Value (EEV) basis with performance measured over three

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

I:    Other notes (Continued)

years. Upon vesting of awards made up to 2008, half of the awards will be released as shares and the other half released in cash. Since the year ended December 31, 2009 all awards made will be settled in shares after vesting. Participants are entitled to receive the value of reinvested dividends over the performance period for those shares that vest. The growth parameters for the awards are relevant to each region and vesting of the awards between each performance point is on a straight line sliding scale basis. Beginning in 2010, newly issued shares will be used in settling the awards that vest and are released. During 2009, the Remuneration Committee decided that future BUPP awards for the UK business unit would be based on the same relative TSR measure applied to GPSP awards. As a result, 2010 awards made under the UK BUPP reflect those TSR conditions applied to 2010 GPSP awards.

        The Group maintains four share option schemes satisfied by the issue of new shares. UK-based executive directors are eligible to participate in the Prudential HM Revenue & Customs (HMRC) approved UK Savings Related Share Option Scheme (SAYE scheme) and the Asia-based executive directors can participate in the equivalent International SAYE scheme. Dublin-based employees are eligible to participate in the Prudential International Assurance Sharesave Plan, and Hong Kong-based agents can participate in the Non-employee Savings Related Share Option Scheme. The schemes allow participants to save towards the exercise of options over Prudential plc shares, at an option price set at the beginning of the savings period as determined by reference to the average market value of the ordinary shares on the three business days immediately preceding the invitation at a discount of 20 per cent to the market price. Participants may save up to £250 per month for three or five years. On maturity at the end of the set term, participants may exercise their options within six months of the end of the savings period and purchase Prudential plc shares. If an option is not exercised within six months, participants are entitled to a refund of their cash contributions plus interest if applicable under the rules. The exercise period of the options granted may be advanced to an earlier date in certain circumstances, for example on retirement, and may be extended in certain circumstances, for example on the death of the participant the personal representative may exercise the options beyond the normal exercise period. Shares are issued to satisfy options that are exercised. No options may be granted under the schemes if the grant would cause the number of shares which have been issued, or which remain issuable pursuant to options granted in the preceding 10 years under the scheme and other share option schemes operated by the Company, or which have been issued under any other share incentive scheme of the Company, to exceed 10 per cent of the Company's ordinary share capital at the proposed date of grant.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

I:    Other notes (Continued)

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

	2010		2009		2008
Options outstanding under SAYE schemes	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	£ million	£ million	£ million	£ million	£ million	£ million
Beginning of year:	12.2	3.20	6.8	4.54	9.0	4.15
Granted	2.2	4.61	10.7	2.96	4.8	4.74
Exercised	(0.6)	3.15	(0.4)	3.98	(3.1)	3.10
Forfeited	(0.2)	3.44	(0.5)	3.87	(0.2)	4.92
Cancelled	(0.5)	3.37	(3.8)	4.58	(2.8)	5.24
Lapsed	(0.3)	3.89	(0.6)	4.42	(0.9)	4.29

End of year	12.8	3.40	12.2	3.20	6.8	4.54

Options immediately exercisable, end of year	0.2	5.52	0.3	4.45	0.4	3.86

        The weighted average share price of Prudential plc for the year ended December 31, 2010 was £5.68 compared to £4.17 for the year ended December 31, 2009 and £5.46 for the year ended December 31, 2008.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

I:    Other notes (Continued)

        Movements in share awards outstanding under the Group's share-based compensation plans relating to Prudential plc shares at December 31, 2010, 2009 and 2008 were as follows:

Awards outstanding under incentive plans (including conditional options)	2010 Number of awards	2009 Number of awards	2008 Number of awards
	(millions)	(millions)	(millions)
Beginning of year:	19.2	14.5	13.7
Granted	11.2	11.1	5.6
Exercised	(4.7)	(3.4)	(2.2)
Forfeited	(1.2)	(1.0)	(2.2)
Expired	(0.6)	(2.0)	(0.4)

End of year	23.9	19.2	14.5

        The following table provides a summary of the range of exercise prices for Prudential plc options outstanding at December 31, 2010.

	Outstanding			Exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise prices	Number exercisable	Weighted average exercise prices
	millions	years	£	millions	£
Between £0 and £1	—	—	—	—	—
Between £1 and £2	—	—	—	—	—
Between £2 and £3	9.0	2.6	2.88	—	—
Between £3 and £4	0.1	1.3	3.59	—	3.67
Between £4 and £5	3.3	3.3	4.51	—	4.07
Between £5 and £6	0.4	1.0	5.59	0.2	5.63
Between £6 and £7	—	—	—	—	—
Between £7 and £8	—	—	—	—	—

	12.8	2.8	3.40	0.2	5.52

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

I:    Other notes (Continued)

        The following table provides a summary of the range of exercise prices for Prudential plc options outstanding at December 31, 2009.

	Outstanding			Exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise prices	Number exercisable	Weighted average exercise prices
	(millions)	(years)	£	(millions)	£
Between £0 and £1	—	—	—	—	—
Between £1 and £2	—	—	—	—	—
Between £2 and £3	10.0	3.6	2.88	—	—
Between £3 and £4	0.1	1.0	3.62	0.1	3.43
Between £4 and £5	1.5	3.0	4.37	0.2	4.73
Between £5 and £6	0.6	1.9	5.60	0.0	5.65
Between £6 and £7	—	—	—	—	—
Between £7 and £8	—	—	—	—	—

	12.2	3.4	3.20	0.3	4.45

        The following table provides a summary of the range of exercise prices for Prudential plc options outstanding at December 31, 2008.

	Outstanding			Exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise prices	Number exercisable	Weighted average exercise prices
	(millions)	(years)	£	(millions)	£
Between £0 and £1	—	—	—	—	—
Between £1 and £2	—	—	—	—	—
Between £2 and £3	0.3	1.7	2.66	0.0	2.66
Between £3 and £4	0.5	1.4	3.56	0.1	3.65
Between £4 and £5	4.6	3.3	4.45	0.3	4.07
Between £5 and £6	1.4	2.8	5.59	—	—
Between £6 and £7	0.0	0.4	6.17	0.0	6.17
Between £7 and £8	—	—	—	—	—

	6.8	3.0	4.54	0.4	3.86

        The years shown above for weighted average remaining contractual life include the time period from end of vesting period to expiration of contract.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

I:    Other notes (Continued)

        The weighted average fair values of Prudential plc options and awards granted during the period are as follows:

2010 £			2009 £			2008 £
Weighted average fair value			Weighted average fair value			Weighted average fair value
GPSP	SAYE Options	Awards	GPSP	SAYE Options	Awards	GPSP	SAYE Options	Awards
2.74	2.91	5.14	3.52	1.55	4.67	4.16	2.14	5.69

        The fair value amounts relating to all options including conditional nil cost options above were determined using the Black-Scholes and the Monte Carlo option-pricing models using the following assumptions:

	2010		2009		2008
	GPSP	SAYE Options	GPSP	SAYE options	GPSP	SAYE options
Dividend yield (%)	3.43	3.43	4.41	4.41	3.60	3.60
Expected volatility (%)	42.69	64.65	56.21	60.55	30.87	34.67
Risk-free interest rate (%)	1.70	1.07	1.92	2.15	4.23	4.46
Expected option life (years)	3.00	3.49	3.00	3.67	3.00	3.74
Weighted average exercise price (£)	—	4.61	—	2.96	—	4.74
Weighted average share price (£)	5.70	6.38	4.83	3.82	6.63	6.16

        Under IFRS, compensation costs for all share-based compensation plans are determined using either the Black-Scholes model or the Monte Carlo model. Share options and awards are valued using the share price at the date of grant. The compensation costs for all awards and options are recognized in net income over the plans' respective vesting periods. The Group uses the Black-Scholes model to value all options and awards other than the GPSP, for which the Group uses a Monte Carlo model in order to allow for the impact of the TSR performance conditions. These models are used to calculate fair values for share options and awards at the grant date based on the quoted market price of the stock at the measurement date, the amount, if any, that the employees are required to pay, the dividend yield, expected volatility, risk-free interest rates and exercise prices.

        The expected volatility is measured as the standard deviation of expected share price returns based on statistical analysis of daily share prices over a period up to the grant date equal to the expected life of options. Risk-free interest rates are UK gilt rates with projections for three and five-year terms to match corresponding vesting periods. Dividend yield is determined as the average yield over the year of grant and expected dividends are not incorporated into the measurement of fair value. For the GPSP, volatility and correlation between Prudential and an index constructed from a simple average of the TSR growth of 11 companies is required. For grants in 2010, an average index volatility and correlation of 35 per cent and 82 per cent respectively, were used. Changes to the subjective input assumptions could materially affect the fair value estimate.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

I:    Other notes (Continued)

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

Total share-based payment expense

        Total expense recognized in the year in the consolidated financial statements related to share-based compensation is as follows:

	2010	2009	2008
	£ million	£ million	£ million
Share-based compensation expense	47	37	23
Amount accounted for as equity-settled	37	29	27
Carrying value at December 31 of liabilities arising from share-based payment transactions	17	13	12
Intrinsic value of above liabilities for which rights had vested at December 31	6	7	4

I5:    Key management remuneration

        Key management constitutes the directors of Prudential plc as they have authority and responsibility for planning, directing and controlling the activities of the Group.

        Total key management remuneration amounts to £21,677,000 (2009: £20,989,000; 2008 £18,122,000). This comprises salaries and short-term benefits of £9,594,000 (2009: £11,570,000; 2008: £10,425,00), post-employment benefits of £926,000 (2009: £1,132,000; 2008: £1,003,000), leaving benefits of £nil (2009: £915,000; 2008: £507,000) and share-based payments of £11,157,000 (2009: £7,372,000; 2008: £6,187,000).

        Post-employment benefits comprise the change in the transfer value of the accrued benefit relating to directors' defined benefit pension schemes in the year and the total contributions made to directors' other pension arrangements.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

I:    Other notes (Continued)

        The share-based payments charge is the sum of £7,320,000 (2009: £5,270,000; 2008: £4,624,000), which is determined in accordance with IFRS 2, "Share-Based Payments" (see note I4) and £3,837,000 (2009: £2,102,000; 2008: £1,563,000) of deferred share awards.

        Total key management remuneration includes total directors' emoluments of £14,225,000 (2009: £15,090,000; 2008: £12,683,000) as shown in Item 6 "Directors, Senior Management and Employees", and additional amounts in respect of pensions and share-based payments. Further information on directors' remuneration is given in Item 6 "Directors, Senior Management and Employees".

I6:    Fees payable to auditor

	2010	2009	2008
	£ million	£ million	£ million
Fees payable to the Company's auditor for the audit of the Company's annual accounts	1.9	1.8	1.6
Fees payable to the Company's auditor and its associates for other services:
Audit of subsidiaries and associates pursuant to legislation	6.1	5.5	5.0
Other services supplied pursuant to legislation	2.4	2.7	2.4
Other services relating to taxation	0.4	0.6	0.6
Valuation and actuarial services	0.1	0.1	0.7
Services relating to corporate finance transactions	0.1	0.7	—
All other services	1.0	1.0	0.5
Services relating to the AIA transaction	5.5	—	—

Total	17.5	12.4	10.8

        In addition, there were fees incurred of £0.1 million (2009: £0.2 million; 2008: £0.2 million) for the audit of pension schemes.

        The fees for services relating to the AIA transaction of £5.5 million were primarily comprised of the following services:

  •
  Accountants' Report on historical financial information on Prudential Group

  •
  Consulting Actuaries' Report on AIA EEV information

  •
  Technical accounting advice

  •
  Financial due diligence

  •
  Working capital review

  •
  Synergies review

  •
  Extraction comfort

        All services were specifically approved by the Prudential Group Audit Committee.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

I:    Other notes (Continued)

        The Audit Committee regularly monitors the non-audit services provided to the Group by its auditor and has developed a formal Auditor Independence Policy which sets out the types of services that the auditor may provide, consistent with the guidance in Sir Robert Smith's report "Audit Committees—Combined Code Guidance" and with the provisions of the US Sarbanes-Oxley Act.

        The Audit Committee annually reviews the auditor's objectivity and independence.

I7:    Related party transactions

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

        Apart from the transactions with directors referred to below, no director had interests in shares, transactions or arrangements that require disclosure, other than those given in Item 6 "Directors, Senior Management and Employees". Key management remuneration is disclosed in note I5.

        In 2010 and 2009, other transactions with directors were not deemed to be significant both by virtue of their size and in the context of the directors' financial positions. As indicated above, all of these transactions are on terms broadly equivalent to those that prevail in arm's length transactions.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

I:    Other notes (Continued)

I8:    Subsidiary undertakings

(i) Principal subsidiaries

        The principal subsidiary undertakings of the Company at December 31, 2010, all wholly owned were:

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

        Details of all Prudential subsidiaries, joint ventures and associates will be annexed to the next Annual Returns of Prudential plc filed with the UK Registrar of Companies and the Registrar of Companies in Hong Kong.

(ii) Dividend restrictions and minimum capital requirements

        Certain Group subsidiaries are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to the parent company. UK insurance companies are required to maintain solvency margins which must be supported by capital reserves and other resources, including unrealized gains on investments. Jackson can pay dividends on its capital stock only out of earned surplus unless prior regulatory approval is obtained. Furthermore, without the prior regulatory approval, dividends cannot be distributed if all dividends made within the preceding 12 months exceed the greater of Jackson's statutory net gain from operations or 10 per cent of Jackson's statutory surplus for the prior year. In 2010, the maximum amount of dividends that could be paid by Jackson without prior regulatory approval is US$377 million (£241 million) (2009: US$454 million (£281 million)). The Group's Asian subsidiaries may remit dividends to the Group, in general, provided the statutory insurance fund meets the capital adequacy standard required under local statutory regulations.

        The Group capital position statement for life assurance businesses is set out in note D5, showing the available capital reflecting the excess of regulatory basis over liabilities for each fund or group of companies determined by reference to the local regulation of the subsidiaries. In addition, disclosure is also provided in note D5 of the local capital requirement of each of the fund or group of companies.

(iii) Acquisition and disposal of subsidiaries

        During 2010, the Group acquired a 100 per cent interest in United Overseas Bank Life Assurance Limited (UOB) in Singapore. Further details are set out in note I1.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

I:    Other notes (Continued)

        On October 1, 2010, the PAC with-profits fund, via its venture fund holdings and as part of its investment portfolio, acquired control of Meterserve (North West) Limited and Meterserve (North East) Limited (together referred to as "Meterserve"), increasing its 50 per cent stake to 100 per cent.

        As this transaction is within the with-profits fund it has no impact on shareholders' profit or equity for the period ended December 31, 2010. The impact on the Group's consolidated revenue, including investment returns, is not material. Had the acquisition been effected at January 1, 2010, the revenue and profit of the Group from continuing operations for the year ended December 31, 2010 would not have been materially different.

        A summary of the consideration, goodwill and net assets acquired relating to Meterserve is provided in the table below:

2010
£ million
Cash consideration paid	22
Fair value of existing stake	25

Total consideration	47

Net assets acquired:
Property, plant and equipment	219
Derivative assets	(35)
Other non-investment and non-cash assets	11
Cash and cash equivalents	10
Borrowings attributable to with-profits funds	(194)
Other non-insurance liabilities	(6)

Fair value of net assets acquired	5

Total goodwill arising on acquisition attributable to the with-profits fund	42

        The acquisition costs associated with this transaction were expensed as incurred and totaled less than £1 million. Goodwill represents management's expectation of future income streams and is not allowable for tax.

        As noted above, the transaction increased the previously held stake from 50 per cent to 100 per cent. The fair value of the existing stake at the date of the transaction was £25 million. As the investment was held in the Group's balance sheet as a financial instrument classified as at fair value through profit and loss no gain or loss arises as a result of the transaction.

        There were no new acquisitions or disposals by the PAC with-profits fund in 2009. However, during 2009, the holding in the voting equity interest of Red Funnel increased from 90 per cent to 100 per cent. Red Funnel is a venture capital holding owned by the PAC with-profits fund managed by M&G.

        Other than the above there were no other material acquisitions or disposals of subsidiaries during 2010 or 2009.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

I:    Other notes (Continued)

I9:    Commitments

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

	2010	2009	2008
	£ million	£ million	£ million
Future minimum lease payments for non-cancellable operating leases fall due during the following periods:
Not later than 1 year	70	63	86
Later than 1 year and not later than 5 years	236	178	199
Later than 5 years	120	104	140

        The total minimum future sublease rentals to be received on non-cancellable operating leases for land and buildings for the year ended December 31, 2010 were £nil (2009: £nil; 2008: £0.2 million).

        Minimum lease rental payments for the year ended December 31, 2010 of £92 million (2009: £105 million; 2008: £84 million) are included in the consolidated income statement.

(ii) Capital commitments

        The Group has provided, from time to time, certain guarantees and commitments to third-parties including funding the purchase or development of land and buildings and other related matters. The contractual obligations to purchase or develop investment properties at December 31, 2010 was £28 million (2009: £nil).

I10:    Discontinued operations

        The charge of £14 million in 2009, which is net of £nil tax, reflects completion adjustments for a previously disposed business.

I11:    Cash flows

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

        Structural borrowings of with-profits operations relate solely to the £100 million 8.5 per cent undated subordinated guaranteed bonds which contribute to the solvency base of the Scottish Amicable Insurance fund (SAIF) a ring-fenced sub-fund of the PAC with-profits fund. Cash flows in respect of other borrowings of with-profits funds, which principally relate to consolidated investment funds, are included within cash flows from operating activities.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2010

I:    Other notes (Continued)

I12:    Post balance sheet events

        In January 2011, the Company issued US$550 million 7.75 per cent Tier 1 subordinated debt, primarily to retail investors. The proceeds, net of costs, were US$539 million and are intended to finance the repayments of the €500 million Tier 2 subordinated notes in December 2011.

        The UK Finance (no. 2) Act 2010 enacted the reduction in corporation tax rate from 28 per cent to 27 per cent with effect from April 2011. In addition, the UK Government announced three further annual 1 per cent cuts to reduce the rate to 24 per cent from April 2014. At the UK Budget 2011 on March 23, 2011 the UK Government announced that the corporation tax rate would instead reduce to 26 per cent from April 2011 with three further annual one per cent reductions to 23 per cent by April 2014. Other than the enacted change to 27 per cent, the effects of the announced changes are not reflected in the financial statements for the year ended December 31, 2010 as they were not enacted at the balance sheet date.

        The change to 26 per cent with effect from April 2011 would have had the effect of reducing the UK with-profits and shareholder-backed business elements of the net deferred tax balances as at December 31, 2010 by £22 million, as compared to the effect on a change to 27 per cent of £11 million disclosed in note H4. The subsequent three further annual one per cent reductions would have the same effect on these net deferred tax balances at December 31, 2010 as the change disclosed in note H4 which is a reduction of £65 million.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE CONDENSED FINANCIAL STATEMENT SCHEDULE

To the Board of Directors and Shareholders of Prudential plc

        Under date of May 11, 2011, we reported on the consolidated statements of financial position of Prudential plc ("the Company") and its subsidiaries (collectively, "the Group") as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2010, prepared in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standard Board ("IASB"), which are included herein. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related condensed financial statement schedule included herein and appearing on pages S-3 to S-12, which has been prepared in accordance with UK generally accepted accounting practice ("UK GAAP"). This condensed financial statement schedule is the responsibility of the Group's management. Our responsibility is to express an opinion on this schedule based on our audits.

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

May 11, 2011	By:	/s/ KPMG AUDIT PLC KPMG Audit Plc London, England

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

PROFIT AND LOSS ACCOUNTS (UK GAAP BASIS)

Years ended December 31

	2010	2009	2008
	(In £ Millions)
Investment income, including dividends from subsidiary undertakings	1,746	1,326	1,060
Investment expenses and charges	(696)	(407)	(591)
Other charges:
Corporate expenditure	(161)	(139)	(97)
Costs of terminated AIA transaction	(262)	—	—
Provision against loans	(10)	(6)	(17)
Foreign currency exchange (losses) gains	(90)	123	(104)

Profit on ordinary activities before tax	527	897	251
Tax credit on profit on ordinary activities	354	16	235

Profit for the financial year	881	913	486

The accompanying notes are an integral part of this condensed financial information

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

BALANCE SHEETS (UK GAAP BASIS)

December 31

	2010	2009
	(In £ Millions)
Fixed assets
Investments:
Shares in subsidiary undertakings	9,410	10,071
Loans to subsidiary undertakings	849	899

	10,259	10,970

Current assets
Debtors:
Amounts owed by subsidiary undertakings	4,244	2,760
Deferred tax	345	180
Other debtors	6	7
Derivative assets	112	151
Cash at bank and in hand	162	360

	4,869	3,458

Less liabilities: amounts falling due within one year
Commercial paper	(2,311)	(2,031)
Other borrowings	(200)	(207)
Derivative liabilities	(146)	(136)
Amounts owed to subsidiary undertakings	(1,084)	(1,279)
Tax payable	(169)	(379)
Sundry creditors	(19)	(4)
Accruals and deferred income	(59)	(41)

	(3,988)	(4,077)

Net current assets (liabilities)	881	(619)

Total assets less current liabilities	11,140	10,351
Less liabilities: amounts falling due after more than one year
Subordinated liabilities	(2,718)	(2,687)
Debenture loans	(549)	(549)
Other borrowings	(249)	—
Amounts owed to subsidiary undertakings	(3,398)	(3,326)

	(6,914)	(6,562)

Total net assets (excluding pension)	4,226	3,789
Pension asset (net of related deferred tax)	41	37

Total net assets (including pension)	4,267	3,826

Capital and reserves
Share capital	127	127
Share premium	1,856	1,843
Profit and loss account	2,284	1,856

Shareholders' funds	4,267	3,826

The accompanying notes are an integral part of this condensed financial information

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES (UK GAAP BASIS)

Years ended December 31

	2010	2009	2008
	(In £ Millions)
Profit for the financial year	881	913	486
Actuarial losses recognized in respect of the pension scheme (net of related deferred tax)	(10)	(2)	(103)
Reserve movements in respect of share-based payments	6	10	9

Total recognized gains relating to the financial year	877	921	392

The accompanying notes are an integral part of this condensed financial information

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' CAPITAL

AND RESERVES (UK GAAP BASIS)

	Number of Ordinary Shares	Ordinary Share Capital	Share Premium	Retained Profit and Loss Reserve	Total
	(In Millions)	(In £ Millions)
January 1, 2008	2,470	123	1,828	1,185	3,136
Total recognized gains relating to 2008	—	—	—	392	392
Dividends	—	—	—	(453)	(453)
New share capital subscribed	27	2	168	—	170
Reserve movements in respect of shares issued in lieu of cash dividends	—	—	(156)	156	—

January 1, 2009	2,497	125	1,840	1,280	3,245
Total recognized gains relating to 2009	—	—	—	921	921
Dividends	—	—	—	(481)	(481)
New share capital subscribed	35	2	139	—	141
Reserve movements in respect of shares issued in lieu of cash dividends	—	—	(136)	136	—

January 1, 2010	2,532	127	1,843	1,856	3,826
Total recognized gains relating to 2010	—	—	—	877	877
Dividends	—	—	—	(511)	(511)
New share capital subscribed	14	—	75	—	75
Reserve movements in respect of shares issued in lieu of cash dividends	—	—	(62)	62	—

December 31, 2010	2,546	127	1,856	2,284	4,267

The accompanying notes are an integral part of this condensed financial information

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

STATEMENTS OF CASH FLOWS (UK GAAP BASIS)

Years ended December 31

	2010	2009	2008
	(In £ Millions)
Operations
Net cash inflow from operating activities before interest and tax	1,347	1,219	1,248
Interest paid	(443)	(389)	(422)
Taxes (paid) recovered	(3)	13	88
Acquisitions and disposals
Sale of (investment in) shares in subsidiary undertakings	421	132	(27)
Equity dividends paid	(449)	(344)	(295)

Net cash inflow before financing	873	631	592

Financing
Issue of ordinary share capital	13	3	12
Issue of borrowings, net of repayment	—	573	200
Movement in commercial paper and other borrowings to support a short-term fixed income securities program	522	762	(1,199)
Movement in net amount owed by subsidiary undertakings	(1,606)	(1,711)	319

Net cash outflow from financing	(1,071)	(373)	(668)

Net cash (outflow) inflow for the year	(198)	258	(76)

Reconciliation of profit on ordinary activities before tax to net cash inflow from operating activities
Profit on ordinary activities before tax	527	897	251
Add back: interest charged	433	405	550
Adjustments for non-cash items:
Fair value adjustments on derivatives	29	(9)	35
Pension scheme	(17)	(4)	(29)
Foreign currency exchange movements	104	(65)	397
Provisions against investments and loans	10	6	17
Loss on intragroup transfer of subsidiary	244	—	—
Decrease in debtors	1	4	14
Increase (decrease) in creditors	16	(15)	13

Net cash inflow from operating activities	1,347	1,219	1,248

The accompanying notes are an integral part of this condensed financial information

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

NOTES TO THE CONDENSED FINANCIAL STATEMENT SCHEDULE

December 31, 2010

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

Dividends

        Interim dividends are recorded in the period in which they are paid. Final dividends are recorded in the period in which they are approved by shareholders.

Share premium

        The difference between the proceeds received on issue of shares and the nominal value of the shares issued is credited to the share premium account.

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

NOTES TO THE CONDENSED FINANCIAL STATEMENT SCHEDULE (Continued)

December 31, 2010

1      Basis of preparation and significant accounting policies (Continued)

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

Pensions

        The parent company assumes a portion of the pension surplus or deficit of the Group's largest pension scheme, the Prudential Staff Pension Scheme (PSPS). The parent company applies the requirements of FRS 17 "Retirement Benefits" (as amended in December 2006) to its interest in the PSPS surplus or deficit.

        A pension surplus or deficit is recorded as the difference between the present value of the scheme liabilities and the fair value of the scheme assets. The parents company's share of pension surplus is recognized to the extent that the parent company is able to recover a surplus either through reduced contributions in the future or through refunds from the scheme.

        The assets and liabilities of the defined benefit pension schemes of the Group are subject to a full triennial actuarial valuation using the projected unit method. Estimated future cashflows are then discounted at a high quality corporate bond rate, adjusted to allow for the difference in duration

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

NOTES TO THE CONDENSED FINANCIAL STATEMENT SCHEDULE (Continued)

December 31, 2010

1      Basis of preparation and significant accounting policies (Continued)

between the bond index and the pension liabilities where appropriate, to determine its present value. These calculations are performed by independent actuaries.

        The aggregate of the actuarially determined service costs of the currently employed personnel and the unwind of the discount on liabilities at the start of the period, gains and losses on settlements and curtailments, less the expected investment return on the scheme assets at the start of the period, is recognized in the profit and loss account. To the extent that part or all of the parent company's interest in the pension surplus is not recognized as an asset, the unrecognized surplus is initially applied to extinguish any past service costs, losses on settlements or curtailments that would otherwise be included in the profit and loss account. Next, the expected investment return on the scheme's assets is restricted so that it does not exceed the total of the current service cost, interest cost and any increase in the recoverable surplus. Any further adjustment for the unrecognized surplus is treated as an actuarial gain or loss.

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

        Under FRS 20, where the parent company has the obligation to settle the options or awards of its equity instruments to employees of its subsidiary undertakings, and such share-based payments are accounted for as equity-settled in the Group financial statements, the parent company records an increase in the investment in the subsidiary undertakings for the value of the share options and awards granted with a corresponding credit entry recognized directly in equity. The value of the share options and awards granted is based upon the fair value of the options and awards at the grant date, the vesting period and the vesting conditions.

2      Dividends declared in the reporting period from subsidiary undertakings

	2010	2009	2008
	(In £ Millions)
The Prudential Assurance Company Limited	800	284	482
Prudential Holdings Limited	115	555	120
M&G Group Limited	150	193	106
Prudential Five Limited	251	—	—
Other subsidiaries	2	7	124

Total dividends	1,318	1,039	832

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

NOTES TO THE CONDENSED FINANCIAL STATEMENT SCHEDULE (Continued)

December 31, 2010

3      Reconciliation from UK GAAP to IFRS

        The parent company financial statements are prepared in accordance with UK GAAP and the consolidated financial statements are prepared in accordance with IFRS as issued by the IASB and endorsed by the EU. The tables below provide a reconciliation between UK GAAP and IFRS.

	2010	2009	2008
	(In £ Millions)
Profit after tax
Profit for the financial year of the parent company in accordance with UK GAAP	881	913	486
IFRS adjustment	(8)	(5)	(11)

Profit for the financial year of the parent company (including dividends from subsidiaries) in accordance with IFRS	873	908	475
Share in the IFRS profit (loss) of the Group, net of distributions to the parent company	558	(232)	(871)

Profit (loss) after tax of the Group attributable to shareholders in accordance with IFRS	1,431	676	(396)

	2010	2009
	(In £ Millions)
Net equity
Shareholders' equity of the parent company in accordance with UK GAAP	4,267	3,826
IFRS adjustment	(51)	(53)

Shareholders' equity of the parent company in accordance with IFRS	4,216	3,773
Share in the IFRS net equity of the Group	3,815	2,498

Shareholders' equity of the Group in accordance with IFRS	8,031	6,271

        The profit for the financial year of the parent company in accordance with UK GAAP and IFRS includes dividends declared in the year from subsidiary undertakings of £1,318 million, £1,039 million and £832 million for the years ended December 31, 2010, 2009, and 2008, respectively (see note 2).

        The "IFRS adjustment" lines in the above tables represent the difference in the accounting treatment for pension schemes between UK GAAP and IFRS. Under UK GAAP, the parent company's interest in PSPS surplus recognized on the balance sheet represents the element which is recoverable through reduced future contribution. Under IFRS as the terms of the PSPS trust deed restrict shareholders' access to any underlying surplus, not only is the underlying IAS 19 basis surplus not recognized, but the parent company's share of the PSPS obligation for deficit funding has also to be recognized on the balance sheet.

        The shares in the IFRS profit and net equity of the Group represent the parent company's equity in the earnings and net assets of its subsidiaries and associates.

        As stated in note 1, under UK GAAP, the parent company accounts for its investments in subsidiary undertakings at the lower of cost and estimated realizable value. For the purpose of this reconciliation,

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL plc

NOTES TO THE CONDENSED FINANCIAL STATEMENT SCHEDULE (Continued)

December 31, 2010

3      Reconciliation from UK GAAP to IFRS (Continued)

no adjustment is made to the parent company in respect of any valuation adjustments to shares in subsidiary undertakings which would be eliminated on consolidation.

4      Guarantees provided by the parent company

        In certain instances the parent company has guaranteed that its subsidiaries will meet their obligations when they fall due for payment.

5      Post balance sheet events

        In January 2011, the Company issued US$550 million 7.75% Tier 1 subordinated debt, primarily to retail investors. The proceeds, net of costs, were US$539 million and are intended to finance the repayment of the €500m Tier 2 subordinated debt in December 2011.

        Following the Board's decision to rebase the dividend upwards and subject to shareholders' approval, a final dividend for 2010 of 17.24 pence per ordinary share will be paid on May 26, 2011 in sterling to shareholders on the principal and Irish branch registers at 6.00 p.m. BST on Friday, 1 April 2011 (the "Record Date"), and in Hong Kong dollars to shareholders on the Hong Kong branch register at 4.30 p.m. Hong Kong time on the Record Date ("HK Shareholders").

        Holders of US American Depositary Receipts will be paid their dividend in US dollars on or about five days after the payment date of the dividend to shareholders on the principal register. The dividend will be paid on or about June 2, 2011 in Singapore dollars to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte) Limited ("CDP") at 5.00pm Singapore time on the Record Date ("SG Shareholders").

        The dividend payable to the HK Shareholders was translated at the exchange rate ruling at the close of business on March 8, 2011. The exchange rate at which the dividend payable to the SG Shareholders will be translated will be determined by the CDP.

        The dividend will distribute an estimated £439 million of shareholders' funds. The scrip dividend alternative is not being offered in respect of this dividend. In its place, shareholders will be offered a Dividend Reinvestment Plan ("DRIP").

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PRUDENTIAL PLC
May 11, 2011	By:	/s/ TIDJANE THIAM
	Name:	Tidjane Thiam
	Title:	Group Chief Executive

Item 19.    Exhibits

        Documents filed as exhibits to this Form 20-F:

Exhibit Number	Description
1.	Memorandum(7) and Articles of Association of Prudential.(8)
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
4.1	Group Performance Share Plan, Business Unit Performance Plan and M&G Executive Long-Term Incentive Plan(6)
4.2	Executive Directors' Service Contracts: Robert Devey(8) John Foley Michael McLintock(2) Nic Nicandrou(8) Barry Stowe(5) Tidjane Thiam(6)(7) Michael Wells
4.3	Other benefits between the Prudential Group and Executive Directors: Robert Devey(8) John Foley Michael McLintock(6) Nic Nicandrou(8) Barry Stowe(6) Tidjane Thiam(6) Michael Wells
4.4	Chairman's Letter of Appointment(7)
4.5	Other benefits between Prudential and the Chairman(7)
4.6
Non-executive Directors' Letters of Appointment
Keki Dadiseth(3)
Sir Howard Davies
Michael Garrett(3)
Ann Godbehere(6)
Bridget Macaskill(3)
Paul Manduca
Kathleen O'Donovan(3)
James Ross(3)
Lord Turnbull(4)

Exhibit Number	Description
4.7	Other benefits between Prudential and the non-executive Directors
Keki Dadiseth(6)
Sir Howard Davies
Michael Garrett(6)
Ann Godbehere(6)
Bridget Macaskill(6)
Paul Manduca
Kathleen O'Donovan(6)
James Ross(6)
Lord Turnbull(6)
6.	Statement re computation of per share earnings (set forth in Note B2 to the consolidated financial statements included in this Form 20-F).
8.	Subsidiaries of Prudential (set forth in Note I8 to the consolidated financial statements included in this Form 20-F).
12.1	Certification of Prudential plc's Group Chief Executive pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2	Certification of Prudential plc's Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1	Annual certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	Consent of KPMG Audit Plc.
15.1	Prudential's Code of Business Conduct.

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

(8)
As previously filed with the Securities and Exchange Commission on June 22, 2010 as an exhibit to Prudential's Form 20-F.