Form 20-F
period 2011-12-31
PRUDENTIAL PLC
filed 2012-03-30
CIK 1116578

As filed with the Securities and Exchange Commission on 30 March 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2011
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

None

The number of outstanding shares of each of the issuer's classes of capital or common stock as of 31 December 2011 was:

2,548,039,330 Ordinary Shares, 5 pence par value each

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

Yes     X           No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web sites, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

Item 3.    Key Information

SELECTED HISTORICAL FINANCIAL INFORMATION OF PRUDENTIAL

        The following table sets forth the selected consolidated financial data for Prudential plc (the Company) together with its subsidiaries (collectively the Group or Prudential) for the periods indicated. Certain data is derived from Prudential's audited consolidated financial statements prepared in accordance with International Financial Reporting Standards ('IFRS') as issued by the International Accounting Standards Board ('IASB') and as endorsed by the European Union ('EU'). EU-endorsed IFRS may differ from IFRS as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. As at 31 December 2011, there were no unendorsed standards effective for the years presented below affecting the consolidated financial information of Prudential and there were no differences between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to Prudential. Accordingly, the selected consolidated financial data presented below that is derived from Prudential's audited consolidated financial statements is derived from audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB. This table is only a summary and should be read in conjunction with Prudential's consolidated financial statements and the related notes included elsewhere in this document, together with Item 5, 'Operating and Financial Review and Prospects'.

        The following table presents the income statement, statement of financial position and other data for and as at the years ended 31 December 2007 to 2011, as presented in accordance with IFRS, and has been derived from Prudential's consolidated financial statements, audited by KPMG Audit Plc:

Income statement data

Year Ended 31 December	2011	2011	2010	2009	2008	2007

	$m(1)	£m(1)	£m	£m	£m	£m
Gross premium earned	39,939	25,706	24,568	20,299	18,993	18,359
Outward reinsurance premiums	(667)	(429)	(357)	(323)	(204)	(171)

Earned premiums, net of reinsurance	39,272	25,277	24,211	19,976	18,789	18,188
Investment return	14,543	9,360	21,769	26,889	(30,202)	12,225
Other income	2,904	1,869	1,666	1,234	1,146	2,457

Total revenue, net of reinsurance	56,719	36,506	47,646	48,099	(10,267)	32,870

Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	(45,506)	(29,289)	(40,518)	(41,195)	10,824	(26,785)
Acquisition costs and other expenditure	(7,776)	(5,005)	(4,799)	(4,572)	(2,459)	(4,859)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(444)	(286)	(257)	(209)	(172)	(168)
Loss on sale of Taiwan agency business	—	—	—	(559)	—	—

Total charges, net of reinsurance	(53,726)	(34,580)	(45,574)	(46,535)	8,193	(31,812)

Profit (loss) before tax (being tax attributable to shareholders' and policyholders' returns)(2)	2,993	1,926	2,072	1,564	(2,074)	1,058
Tax credit (charge) attributable to policyholders' returns	26	17	(611)	(818)	1,624	5

Profit (loss) before tax attributable to shareholders	3,019	1,943	1,461	746	(450)	1,063
Tax (charge) credit attributable to shareholders' returns	(698)	(449)	(25)	(55)	59	(354)

Profit (loss) from continuing operations after tax	2,321	1,494	1,436	691	(391)	709
Discontinued operations (net of tax)	—	—	—	(14)	—	241

Profit (loss) for the year	2,321	1,494	1,436	677	(391)	950

As of and for the Year Ended 31 December	2011	2011	2010	2009	2008		2007

	(In $m, Except Share Information)(1)	(In £m, Except Share Information)(1)
Statement of financial position data
Total assets	425,061	273,580	260,806	227,754	215,542		219,382
Total policyholder liabilities and unallocated surplus of with-profits funds	367,124	236,290	224,980	196,417	182,391		190,317
Core structural borrowings of shareholder—financed operations	5,610	3,611	3,676	3,394	2,958		2,492
Total liabilities	410,829	264,420	252,731	221,451	210,429		213,218
Total equity	14,232	9,160	8,075	6,303	5,113		6,164

Other data
Based on profit (loss) for the year attributable to the equity holders of the Company:
Basic earnings per share (in pence)	91.4¢	58.8p	56.7p	27.0p	(16.0	)p	38.7p
Diluted earnings per share (in pence)	91.2¢	58.7p	56.6p	27.0p	(16.0	)p	38.6p
Dividend per share declared and paid in reporting period (in pence)(5)	39.14¢	25.19p	20.17p	19.20p	18.29p		17.42p
Equivalent cents per share(6)		40.39¢	30.15¢	30.62¢	35.36¢		34.7¢
Market price per share at end of period(8)	992.04¢	638.50p	668p	640p	416.5p		712p
Weighted average number of shares (in millions)		2,533	2,524	2,501	2,472		2,445

New business:
Single premium sales(4)(7)	29,348	18,889	18,177	14,438	15,071	14,696
New regular premium sales(3)(4)(7)	2,784	1,792	1,667	1,401	1,330	1,155
Gross investment product contributions(4)	139,378	89,707	106,969	96,057	63,147	53,759
Funds under management	545,349	351,000	340,000	290,000	249,000	267,000

(1)
Amounts stated in US dollars have been translated from pounds sterling at the rate of $1.5537 per £1.00 (the noon buying rate in New York City on 31 December 2011).

(2)
This measure is the formal profit (loss) before tax measure under IFRS but is not the result attributable to shareholders. See 'Presentation of results before tax' in note A3 to Prudential's consolidated financial statements in Item 18 for further explanation.

(3)
New regular premium sales are reported on an annualised basis, which represents a full year of installments in respect of regular premiums irrespective of the actual payments made during the year.

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

  The details shown above for new business include contributions for contracts that are classified under IFRS 4 'Insurance Contracts' as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK insurance operations and Guaranteed Investment Contracts and similar funding agreements written in US operations.

  Investment products included in the table for funds under management above are unit trust, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as 'investment contracts' under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

(5)
Interim dividends are recorded in the period in which they are paid. Final dividends are recorded in the period in which they are approved by shareholders. Parent company dividends relating to the reporting period were an interim dividend of 7.95p per share in 2011 (2010: 6.61p, 2009: 6.29p) and a final dividend of 17.24p per share in 2011 (2010: 17.24p, 2009: second interim dividend of 13.56p).

(6)
The dividends have been translated into US dollars at the noon buying rate on the date each payment was made.

(7)
The new business premiums shown, for the 2007-2010 comparative figures, exclude the new business premiums from the Group's Japanese insurance subsidiary, which ceased selling new business with effect from 15 February 2010. Japan's new business premiums for the years ended 31 December 2010 and 2009 are shown in Item 4 'Asian Business'.

(8)
Market prices presented are the closing prices of the shares on the London Stock Exchange on the last day of trading for each indicated period.

 Dividend Data

        Under UK company law, Prudential may pay dividends only if 'distributable profits' of the holding company are available for that purpose. 'Distributable profits' are accumulated, realised profits not previously distributed or capitalised less accumulated, realised losses not previously written off, on the applicable GAAP basis. Even if distributable profits are available, under UK law Prudential may pay dividends only if the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves (such as, for example, the share premium account) and the payment of the dividend does not reduce the amount of its net assets to less than that aggregate. For further information about the holding company refer to Schedule II. The financial information in Schedule II has been prepared under UK GAAP reflecting the legal basis of preparation of the Company's separate financial statements as distinct from the IFRS basis that applies to the Company's consolidated financial statements.

        As a holding company, Prudential is dependent upon dividends and interest from its subsidiaries to pay cash dividends. Many of its insurance subsidiaries are subject to regulations that restrict the amount of dividends that they can pay to Prudential. These restrictions are discussed in more detail in Item 4, 'Information on the Company—Supervision and Regulation of Prudential—UK Supervision and Regulation—Regulation of Insurance Business—Distribution of Profits and With-profits Business' and Item 4, '—Information on the Company—Supervision and Regulation of Prudential—US Supervision and Regulation—General'.

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

Year	Interim Dividend	Interim Dividend	Final/Second Interim* Dividend	Final/Second Interim* Dividend

	(pence)	(US Dollars)	(pence)	(US Dollars)
2007	5.70	0.1153	12.30	0.2424
2008	5.99	0.1112	12.91	0.2052
2009	6.29	0.1011	13.56	0.1976
2010	6.61	0.1039	17.24	0.2818
2011	7.95	0.1221	17.24

*
The dividend of 13.56 pence for 2009 was paid as a second interim dividend. All other dividends shown in this column of the table are final dividends.

        The final dividend for 2011 is 17.24 pence per share, subject to the shareholders' approval at the Annual General Meeting to be held on 17 May 2012. The interim dividend for 2011 was 7.95 pence per share. The total dividend for the year, including the interim dividend and the final dividend, amounts to 25.19 pence per share compared with 23.85 pence per share for 2010.

        The Board will maintain its focus on delivering a growing dividend, which will continue to be determined after taking into account the Group's financial flexibility and its assessment of opportunities to generate attractive returns by investing in specific areas of the business. The Board believes that in the medium term a dividend cover of around two times is appropriate.

 Exchange Rate Information

        Prudential publishes its consolidated financial statements in pounds sterling. References in this document to 'US dollars', 'US$', '$' or '¢' are to US currency, references to 'pounds sterling', '£', 'pounds', 'pence' or 'p' are to UK currency (there are 100 pence to each pound) and references to 'euro' or '€' are to the single currency adopted by the participating members of the European Union. The following table sets forth for each year the average of the noon buying rates on the last business day of each month of that year, as certified for customs purposes by the Federal Reserve Bank of New York, for pounds sterling expressed in US dollars per pound sterling for each of the five most recent fiscal years. Prudential has not used these rates to prepare its consolidated financial statements.

Year ended 31 December	Average rate

2007	2.01
2008	1.84
2009	1.62
2010	1.54
2011	1.61

        The following table sets forth the high and low noon buying rates for pounds sterling expressed in US dollars per pound sterling for each of the previous six months:

	High	Low

September 2011	1.62	1.54
October 2011	1.61	1.54
November 2011	1.61	1.55
December 2011	1.57	1.54
January 2012	1.58	1.53
February 2012	1.60	1.57

        On 23 March 2012, the latest practicable date prior to this filing, the noon buying rate was £1.00 = $1.59.

RISK FACTORS

        A number of factors (risk factors) affect Prudential's operating results and financial condition and, accordingly, the trading price of its shares. The risk factors mentioned below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. The information given is as of the date of this document, is not updated, and any forward looking statements are made subject to the reservations specified below under 'Forward Looking Statements'.

Risks relating to Prudential's business

Prudential's businesses are inherently subject to market fluctuations and general economic conditions

        Prudential's businesses are inherently subject to market fluctuations and general economic conditions. Uncertainty or negative trends in international economic and investment climates could adversely affect Prudential's business and profitability. Since 2008 Prudential has had to operate against a challenging background of periods of unprecedented volatility in global capital and equity markets, interest rates and liquidity, and widespread economic uncertainty. Government interest rates have also fallen to historic lows in the US and UK. These factors have, at times during this period, had a material adverse effect on Prudential's business and profitability.

        In the future, the adverse effects of such factors would be felt principally through the following items:

  •
  investment impairments or reduced investment returns, which could impair Prudential's ability to write significant volumes of new business and would have a negative impact on its assets under management and profit;

  •
  higher credit defaults and wider credit and liquidity spreads resulting in realised and unrealised credit losses;

  •
  Prudential in the normal course of business enters into a variety of transactions with counterparties, including derivative transactions. Failure of any of these counterparties to discharge their obligations, or where adequate collateral is not in place, could have an adverse impact on Prudential's results; and

  •
  estimates of the value of financial instruments being difficult because in certain illiquid or closed markets, determining the value at which financial instruments can be realised is highly subjective. Processes to ascertain value and estimates of value require substantial elements of judgment, assumptions and estimates (which may change over time). Increased illiquidity also adds to uncertainty over the accessibility of financial resources and may reduce capital resources as valuations decline.

        Global financial markets have experienced, and continue to experience, significant volatility brought on, in particular, by concerns over European and US sovereign debt, as well as concerns about a general slowing of global demand reflecting an increasing lack of confidence among consumers, companies and governments. Upheavals in the financial markets may affect general levels of economic activity, employment and customer behaviour. For example, insurers may experience an elevated incidence of claims, lapses, or surrenders of policies, and some policyholders may choose to defer or stop paying insurance premiums. The demand for insurance products may also be adversely affected. If sustained, this environment is likely to have a negative impact on the insurance sector over time and may consequently have a negative impact on Prudential's business and profitability. New challenges related to market fluctuations and general economic conditions may continue to emerge.

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

        In the US, fluctuations in prevailing interest rates can affect results from Jackson which has a significant spread-based business, with the majority of its assets invested in fixed income securities. In particular, fixed annuities and stable value products written by Jackson expose Prudential to the risk that changes in interest rates, which are not fully reflected in the interest rates credited to customers, will reduce spread. The spread is the difference between the rate of return Jackson is able to earn on the assets backing the policyholders' liabilities and the amounts that are credited to policyholders in the form of benefit increases, subject to minimum crediting rates.

        Declines in spread from these products or other spread businesses that Jackson conducts could have a material impact on its businesses or results of operations. Jackson also writes a significant amount of variable annuities that offer capital or income protection guarantees. There could be market circumstances where the derivatives that it enters into to hedge its market risks may not fully offset its losses, and any cost of the guarantees that remain unhedged will also affect Prudential's results.

        A significant part of the profit from Prudential's UK insurance operations is related to bonuses for policyholders declared on with-profits products, which are broadly based on historical and current rates of return on equity, real estate and fixed income securities, as well as Prudential's expectations of future investment returns.

Prudential is subject to the risk of potential sovereign debt credit deterioration owing to the amounts of sovereign debt obligations held in its investment portfolio

        Prudential is subject to the risk of potential sovereign debt credit deterioration and default. During 2011 and 2012, this risk has heightened, particularly in relation to European and US sovereign debt. Investing in such instruments creates exposure to the direct or indirect consequences of political, social or economic changes (including changes in governments, heads of states or monarchs) in the countries in which the issuers are located and the creditworthiness of the sovereign. Investment in sovereign debt obligations involves risks not present in debt obligations of corporate issuers. In addition, the issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or pay interest when due in accordance with the terms of such debt, and Prudential may have limited recourse to compel payment in the event of a default. A sovereign debtor's willingness or ability to repay principal and to pay interest in a timely manner may be affected by, among other factors, its cash flow situation, its relations with its central bank, the extent of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor's policy toward local and international lenders, and the political constraints to which the sovereign debtor may be subject. Periods of economic uncertainty may affect the volatility of market prices of sovereign debt to a greater extent than the volatility inherent in debt obligations of other types of issues. If a sovereign were to default on its obligations, this could have a material adverse effect on Prudential's financial condition and results of operations.

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

Prudential conducts its businesses subject to regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies and interpretations and any accounting standards in the markets in which it operates

        Changes in government policy, legislation (including tax) or regulatory interpretation applying to companies in the financial services and insurance industries in any of the markets in which Prudential operates, which in some circumstances may be applied retrospectively, may adversely affect Prudential's product range, distribution channels, capital requirements and, consequently, reported results and financing requirements. Also, regulators in jurisdictions in which Prudential operates may change the level of capital required to be held by individual businesses or could introduce possible changes in the regulatory framework for pension arrangements and policies, the regulation of selling practices and solvency requirements. Furthermore, as a result of the recent interventions by governments in response to global economic conditions, it is widely expected that there will be a substantial increase in government regulation and supervision of the financial services industry, including the possibility of higher capital requirements, restrictions on certain types of transaction structure and enhanced supervisory powers.

        On 7 March 2012, the Financial Services Authority (FSA) published a Policy Statement (PS 12/4) with further changes to rules and guidance in a number of areas concerning the operation of with-profits funds, including principally conflicts of interest with the potential to prejudice with-profits policyholders; the fair treatment of with-profits policyholders in mutually-owned funds; the terms on which new business may be written by with-profits insurers; communications and planning surrounding material reductions in new business; the application of market value reductions; the use of with-profits funds to make strategic investments; the removal of the ability of firms to reattribute excess surplus; rules surrounding reattribution of inherited estates; and changes to the rules surrounding corporate governance. The changes to rules and guidance contained in PS 12/4 give rise to uncertainties as to how such rules and guidance will be applied. Accordingly, Prudential is seeking clarification of the application of PS12/4 to its with-profits business in the UK.

        Current EU directives, including the EU Insurance Groups Directive ('IGD') require European financial services groups to demonstrate net aggregate surplus capital in excess of solvency requirements at the group level in respect of shareholder-owned entities. The test is a continuous requirement, so that Prudential needs to maintain a somewhat higher amount of regulatory capital at the group level than otherwise necessary in respect of some of its individual businesses to accommodate, for example, short-term movements in global foreign exchange rates, interest rates, deterioration in credit quality and equity markets. The EU is also developing a new solvency framework for insurance companies, referred to as 'Solvency II'. The new approach will be based on the concept of three pillars—minimum capital requirements, supervisory review of firms' assessment of risk, and enhanced disclosure requirements—and will cover valuations, the treatment of insurance groups, the definition of capital and the overall level of capital requirements. A key aspect of Solvency II is that the assessment of risks and capital requirements will be aligned more closely with economic capital methodologies, and may allow Prudential to make use of its internal economic capital models, if approved by the FSA or other relevant supervisory authority. The Solvency II Directive was formally approved by the Economic and Financial Affairs Council in November 2009. The European Parliament is currently discussing the Omnibus II Directive which, once approved, will amend the Solvency II Directive. In addition, the European Commission is continuing to develop the detailed rules that will complement the high-level principles of the Directive, referred to as 'implementing measures'. The Omnibus II Directive is expected to be finalised during 2012 with the implementing measures expected to be finalised later in 2012. There is significant uncertainty regarding the final outcome of this process. As a result there is a risk that the effect of the measures finally adopted could be adverse for Prudential, including potentially a significant increase in capital required to support its business and that Prudential may be placed at a competitive disadvantage to other European and non-European financial services groups.

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

        The Group's accounts are prepared in accordance with current International Financial Reporting Standards ('IFRS') applicable to the insurance industry. The International Accounting Standards Board ('IASB') introduced a framework that it described as Phase I, which permitted insurers to continue to use the statutory basis of accounting for insurance assets and liabilities that existed in their jurisdictions prior to January 2005. In July 2010, the IASB published an Exposure Draft for its Phase II on insurance accounting, which would introduce significant changes to the statutory reporting of insurance entities that prepare accounts according to IFRS. The IASB continues its deliberation on the exposure draft principles but it remains uncertain whether the proposals in the Exposure Draft will become the final IASB standard and when changes might take effect.

        Any changes or modification of IFRS accounting policies may require a change in the future results or a restatement of reported results.

        European Embedded Value ('EEV') basis results are published as supplementary information by Prudential using principles issued by the European CFO (Chief Financial Officers) Forum. The EEV basis is a value-based reporting method for Prudential's long-term business which is used by market analysts and which underpins a significant part of the key performance indicators used by Prudential's management for both internal and external reporting purposes.

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

        Jackson's competitors in the US include major stock and mutual insurance companies, mutual fund organisations, banks and other financial services companies such as AIG, AXA Financial Inc., Hartford Life Inc., Prudential Financial, Lincoln National, MetLife and TIAA-CREF.

        Prudential believes competition will intensify across all regions in response to consumer demand, technological advances, the impact of consolidation, regulatory actions and other factors. Prudential's ability to generate an appropriate return depends significantly upon its capacity to anticipate and respond appropriately to these competitive pressures.

Downgrades in Prudential's financial strength and credit ratings could significantly impact its competitive position and hurt its relationships with creditors or trading counterparties

        Prudential's financial strength and credit ratings, which are used by the market to measure its ability to meet policyholder obligations, are an important factor affecting public confidence in most of Prudential's products, and as a result its competitiveness. Downgrades in Prudential's ratings, as a result of, for example, decreased profitability, increased costs, increased indebtedness or other concerns, could have an adverse effect on its ability to market products; retain current policyholders; and on the Group's financial flexibility. In addition, the interest rates Prudential pays on its borrowings are affected by its debt credit ratings, which are in place to measure the Group's ability to meet its contractual obligations.

        Prudential's long-term senior debt is rated as A2 by Moody's, A+ by Standard & Poor's and A by Fitch. These ratings have a stable outlook.

        Prudential's short-term debt is rated as P-1 by Moody's, A-1 by Standard & Poor's and F1 by Fitch.

        The Prudential Assurance Company Limited's financial strength is rated Aa2 by Moody's, AA by Standard & Poor's and AA by Fitch. These ratings have a stable outlook.

        Jackson's financial strength is rated AA by Standard & Poor's and Fitch, A1 by Moody's, and A+ by AM Best. These ratings have a stable outlook.

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

        Further, because of the long-term nature of much of the Group's business, accurate records have to be maintained for significant periods. Prudential's systems and processes incorporate controls which are designed to manage and mitigate the operational risks associated with its activities. For example, any weakness in the administration systems or actuarial reserving processes could have an impact on its results of operations during the effective period. Prudential has not experienced or identified any operational risks in its systems or processes during 2011, which have subsequently caused, or are expected to cause, a significant negative impact on its results of operations.

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

        Another example is the impact of epidemics and other effects that cause a large number of deaths. Significant influenza epidemics have occurred three times in the last century, but the likelihood, timing, or the severity of future epidemics cannot be predicted. The effectiveness of external parties, including governmental and non-governmental organisations, in combating the spread and severity of any epidemics could have a material impact on the Group's loss experience.

        In common with other industry participants, the profitability of the Group's businesses depends on a mix of factors including mortality and morbidity trends, policy surrender rates, investment performance and impairments, unit cost of administration and new business acquisition expense.

As a holding company, Prudential is dependent upon its subsidiaries to cover operating expenses and dividend payments

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

Changes in tax legislation may result in adverse tax consequences

        Tax rules, including those relating to the insurance industry, and their interpretation, may change, possibly with retrospective effect, in any of the jurisdictions in which Prudential operates. Significant tax disputes with tax authorities, and any change in the tax status of any member of the Group or in taxation legislation or its scope or interpretation could affect Prudential's financial condition and results of operations.

FORWARD-LOOKING STATEMENTS

        This document may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives related to the financial crisis and the effect of the European Union's 'Solvency II' requirements on Prudential's capital maintenance requirements; the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes. These and other important factors may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading of this annual report, as well as under the 'Risk Factors' heading of any subsequent Prudential Half Year Financial Report furnished to the US Securities and Exchange Commission on Form 6-K.

        Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential may also make or disclose written and/or oral forward-looking statements in reports filed with or furnished to the US Securities and Exchange Commission, the UK Financial Services Authority or other regulatory authorities, as well as in its annual report and accounts to shareholders, proxy statements, offering circulars, registration statements, prospectuses and, prospectus supplements, press releases and other written materials and in oral statements made by directors, officers or employees of Prudential to third parties, including financial analysts. All such forward-looking statements are qualified in their entirety by reference to the factors discussed under the 'Risk Factors' heading of this annual report, as well as under the 'Risk Factors' heading of any subsequent Prudential Half Year Financial Report furnished to the US securities and Exchange Commission on Form 6-K. These factors are not exhaustive as Prudential operates in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business. Prudential expressly disclaims any obligation to update the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

EEV BASIS AND NEW BUSINESS RESULTS

        In addition to IFRS basis results, Prudential's filings with the UK Listing Authority, the Stock Exchange of Hong Kong, the Singapore Stock Exchange and Group Annual Reports include reporting by Key Performance Indicators ('KPIs'). These include results prepared in accordance with the European Embedded Value ('EEV') Principles and Guidance issued by the Chief Financial Officers' ('CFO') Forum of European Insurance Companies, and New Business measures.

        The EEV basis is a value based method of reporting in that it reflects the change in the value of in-force long-term business over the accounting period. This value is called the shareholders' funds on the EEV basis which, at a given point in time, is the value of future cash flows expected to arise from the current book of long-term insurance business plus the net worth (based on statutory solvency capital (or economic capital where higher) and free surplus) of Prudential's life insurance operations. Prudential publishes its EEV results semi-annually in the UK, Hong Kong and Singapore markets.

        New Business results are published quarterly and are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. New business results are categorised as single premiums and annual regular premiums. New business results are also summarised by annual premium equivalents (APE) which are calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts. The amounts are not, and are not intended to be, reflective of premium income recorded in the IFRS income statement. EEV basis new business profits and margins are also published quarterly.

Item 4. Information on the Company

BUSINESS OF PRUDENTIAL

Overview

        Prudential is an international financial services group, with significant operations in Asia, the United States and the United Kingdom. It has been in existence for over 160 years, serves over 26 million customers and has £351 billion in assets under management (as at 31 December 2011). Prudential is not affiliated with Prudential Financial, Inc. or its subsidiary, The Prudential Insurance Company of America.

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

        As at 31 December 2011, Prudential Corporation Asia had:

  •
  over 16 million customers with life and fund management operations in 12 markets;

  •
  distribution relationships with over 75 institutions across Asia including Standard Chartered Bank (SCB), United Overseas Bank Limited (UOB), E-Sun Bank and joint venture partners ICICI in India and CITIC in China;

  •
  one of the largest networks of tied agents, comprising over 365,000 agents; and

  •
  consistently high brand recognition, outperforming many other financial services companies and had received multiple awards for its customer service. Prudential was in the top three for market share of new business in Hong Kong, India, Indonesia, Malaysia, Singapore, the Philippines and Vietnam.

        In the United States, Prudential offers a range of products through Jackson, including fixed annuities (interest annuities, fixed index and immediate annuities), variable annuities, life insurance and institutional products (including guaranteed investment contracts and funding agreements). Jackson distributes these products through independent insurance agents; independent broker-dealers; regional broker-dealers; wirehouses; registered investment advisers; a small captive agency channel, consisting of approximately 100 life insurance agents; and banks, credit unions and other financial institutions.

        Jackson also offers fee-based separately managed accounts and investment products through Curian Capital, LLC, which is Jackson's registered investment adviser.

        As at 31 December 2011, in the United States, Jackson:

  •
  was among the 20 largest life insurance companies in terms of General Account assets(1);

  •
  was a top three player in US variable annuities(2);

  •
  was once again awarded the 'Highest Customer Satisfaction by Industry' award—for the sixth successive year—from Service Quality Measurement Group;

  •
  was once again rated as a 'World Class' service provider—for the sixth successive year—by Service Quality Measurement Group; and

  •
  completed another record sales year with total annual premium equivalent ('APE') sales of £1,275 million, 10% higher than the previous record set last year.

        In the United Kingdom, Prudential is structured into Prudential UK insurance operations and M&G and offers a range of retail financial products and services, including long-term insurance and asset accumulation and retirement income products (life insurance, pensions and pension annuities), retail investment and unit trust products, and fund management services. Prudential in the United Kingdom primarily distributes these products through financial advisers, partnership agreements with banks and other financial institutions, and direct marketing, by telephone, mail, internet and face-to-face advisers.

        As at 31 December 2011, Prudential UK insurance operations in the United Kingdom:

  •
  was one of the market leaders in the individual annuity market and the with-profits market(3); and

  •
  had total company assets of £151 billion on the balance sheet, comprising £86 billion within the with-profits sub fund, £54 billion within shareholder-backed business and £11 billion in the Scottish Amicable Insurance Fund.

        As at 31 December 2011, M&G which is the UK and European fund manager of the Group:

  •
  had the responsibility for £201 billion of investment on behalf of both internal and external clients; and

  •
  held the award of the prestigious 2011 Old Broad Street Research Outstanding Investment House Award for the second year running. M&G's institutional business held the award of Fixed Income Manager of the Year 2011 at the Financial News Awards for Excellence in Institutional Asset Management.

(1)
Source: SNL Financial

(2)
Source: Morningstar Annuity Research Center (MARC)

(3)
Source: Association of British Insurers (ABI)

 Summary of Strategy, Performance, Capital and Risk Management

Group Strategy Overview

        The heart of Prudential's strategy remains Asia, where its positive momentum has been maintained in 2011. Asia is generating both growth and cash and Prudential's focus on the fast-growing markets of South-East Asia continues to pay off. Prudential's medium and long-term growth opportunities in Asia are driven by the rapidly expanding middle class across the region, with its strong appetite for savings and protection products. Although the global economic environment has been more challenging in recent times, Prudential continues to believe that its prospects in the region are exciting, as indicated by its commitment to double its key metrics of IFRS operating profit and new business profit between 2009 and 2013.

        In the United States, the transition of the 'baby boomer' generation from employment to retirement which became visible around 2005-2006 is now firmly underway. Over the next 20 years, more than 10,000 people a day will reach retirement age in the US and these individuals will look to the insurance industry among others to help them convert their accumulated wealth into a steady stream of retirement income. Jackson's strategy focuses on capturing this opportunity while balancing value, volume, capital efficiency, cash generation, balance sheet strength and strict pricing discipline. Its capital has primarily been directed towards higher-margin and more capital-efficient variable annuities. Its approach to pricing and hedging is conservative and enables it to mitigate the impact of macroeconomic challenges and ensure that it is able to meet its commitments to its customers.

        Like Jackson in the US, Prudential UK is well positioned to help British 'baby-boomers' as they approach retirement. In the UK, like its other chosen markets, in terms of new business, Prudential focuses on the lines of business where it has a clear competitive advantage and can generate attractive returns on capital invested; and it manages its in-force book for value.

        In asset management, Prudential's fund managers have a strong track record of outperforming their respective benchmarks and their performance track record has driven another good year for net inflows in what was a challenging environment for the industry. Regarding its asset management activities in Asia, Prudential announced in November 2011 that its Asian asset management business would be rebranded Eastspring Investments. It is already a market-leading onshore third party fund management business. This new branding will enable it to establish a more cohesive regional presence and to market its Asian expertise in Europe and North America.

        In executing its strategy, Prudential is guided by three clearly defined Group-wide operating principles. The first of these is a balanced approach to performance management across the three key measures of IFRS, EEV and cash, with an increased emphasis on IFRS and cash. As a result, in 2011, Prudential is reporting results which show growth across all three key measures. This puts it in a position of strength to continue to capture the profitable growth opportunities available in its chosen markets.

        Second, Prudential has focused on allocating capital to the highest return and shortest payback opportunities across the Group. This means that Prudential focuses its investment on writing new business in the areas of the market where its demanding return and payback criteria are met.

        Third, Prudential takes a proactive approach to managing risk across the cycle. Prudential is continuously improving its risk management process and systems to ensure that its key risks are tracked and managed both locally and centrally.

 2013 'Growth and Cash' Financial Objectives

        As with other aspects of this annual report the following discussion contains forward-looking statements that involve inherent risks and uncertainties. Prudential's actual future financial condition or performance or other indicated results may differ materially from those indicated in any such forward-looking statement due to a number of important factors (including those discussed under Item 3 'Risk factors' in this filing). See the discussion under the heading 'Forward-looking statements' in Item 3. The objectives assume current exchange rates and a normalised economic environment consistent with the economic assumptions made by Prudential in calculating the EEV basis supplementary information for the half-year ended 30 June 2010.They have been prepared using current solvency rules and do not pre-judge the outcome of Solvency II, which remains uncertain.

        At its 2010 investor conference entitled 'Growth and Cash' Prudential announced new financial objectives demonstrating its confidence in continued rapid growth in Asia, and increasing levels of cash remittances from all of its businesses. These objectives were defined as follows:

  (i)
  Asia growth and profitability objectives:

    To double the 2009 value of IFRS life and asset management pre-tax operating profit in 2013 (2009: £465 million); and

    To double the 2009 value of EEV new business profits in 2013 (2009: £713 million).

  (ii)
  Business unit cash remittance objectives:

    Asia to deliver £300 million of net cash remittance to the Group in 2013 (2009: £40 million);

    Jackson to deliver £200 million of net cash remittance to the Group in 2013 (2009: £39 million); and

    UK to deliver £350 million of net cash remittance to the Group in 2013 (2009: £284 million(1)).

  (iii)
  Cumulative net cash remittances:

    All business units in aggregate to deliver cumulative net cash remittances of at least £3.8 billion over the period 2010 to end-2013. These net remittances are to be underpinned by a targeted level of cumulative underlying free surplus(2) generation of £6.5 billion over the same period.

    Prudential believes it remains on-track to achieve these objectives.

Outlook

        Prudential continues to believe its long-term success rests on its substantial presence in fast-growing economies across Asia. Prudential's chosen markets benefit from solid economic growth, increasing wealth, favourable demographics—particularly a rapidly expanding middle class—with significant and increasing health and protection demands.

        Prudential expects Jackson to continue to benefit from the opportunity created by the transition of the 'baby boomers' into retirement and to make significant remittances to the Group. Prudential's UK life operations should continue in 2012 to deliver significant remittances to the Group and maintain their balance sheet strength. Prudential's asset management businesses, M&G and Eastspring Investments should continue to support its strategy, providing both profitable growth and cash.

(1)
Representing the underlying remittances excluding the £150 million impact of proactive financing techniques used to bring forward cash emergence of the in-force book during the financial crisis.

(2)
Free surplus for the insurance business represents the excess of the net worth over the required capital included in the EEV results, and IFRS net assets for the asset management businesses excluding goodwill.

        The Group's results are a clear sign of the success of its strategy of focusing its energies and capital on the most attractive opportunities and Prudential is in a strong position to continue to deliver relative outperformance in the medium-term. Prudential has made a positive start to 2012 and over the course of the year Prudential expects to continue to make progress towards its 2013 'Growth and Cash' objectives.

Summary of Performance

        Prudential reported a strong performance in 2011. As described above, Prudential announced in December 2010 clear 'Growth and Cash' objectives for 2013. 2011 has marked another year of progress towards achieving these objectives.

        Prudential's life insurance business in Asia (excluding Eastspring Investments, development costs and Asia regional head office expenses) is now the biggest contributor to Group IFRS operating profit based on longer-term investment returns (if long-term business is considered separately from asset management and UK general insurance commission), making it the Group's largest business on both IFRS and EEV profitability measures. Since 2008, Prudential has made considerable progress in translating the promise of its Asian life insurance franchise into a solid business delivering significant growth in sales but also IFRS operating profit based on longer-term investment returns and cash. Asia offers some of the most attractive opportunities within the global insurance market and the potential for long-term profitable growth for Prudential in the region is clear. Prudential's focus on Asia is simply a consequence of its approach to shareholder value and capital allocation that prioritises its investment towards the markets, products and channels that offer the most profitable returns and the most attractive payback periods.

        Across Asia, Prudential continues to innovate both in products and technology, where its investment drives improvements in operational efficiency, helps manage persistency and ensures that Prudential can continue to meet profitably the evolving demands of its customers. Prudential's business is aided by a positive regulatory environment as governments in the region seek to increase insurance penetration, recognising the social role and economic benefits of life insurance as a key provider of long-term capital.

        In South-East Asia, Prudential's 'sweet spot', its growth has been largely led by the rising market of Indonesia as well as the more developed economies of Hong Kong, Singapore and Malaysia. These operations are generating sustainable growth and value, supporting Prudential's investments in more emerging markets such as the Philippines, Vietnam and Thailand.

        Prudential Indonesia is now the Group's largest business in Asia across virtually all metrics and is the clear market leader in a country where the opportunities for continued growth are significant. It is a market that has low insurance penetration, of just 1 per cent. It is the world's fourth most populous country and a member of the G20. Indonesia has the largest Muslim population in the world; in Syariah products, which are compliant with Islamic law, we have a 54 per cent market share. With 142,000 licensed agents, Prudential has the largest agency network in the country. Prudential believes that the opportunities to further enhance its distribution scale there are significant.

        In the more emerging markets, Prudential continues to make good operational progress, and over time expects to see a steadily increasing contribution to growth and profits from its businesses in these territories. The Philippines provides a good illustration of these trends. Prudential's business had excellent sales growth, helping it leapfrog from third place to become this rapidly developing country's largest life insurance provider in terms of new business, a very creditable achievement in this highly competitive market.

        As previously indicated, the market in India has been challenging since the fourth quarter of 2010 due to significant regulatory reforms across the industry in that year. Prudential is now coming out of this difficult period, a year after the reform, and its joint venture with ICICI continues to be the leading private sector player. In the fourth quarter of 2011, Prudential's sales increased notably, demonstrating that its business in India is gathering some momentum. Prudential remains confident about the long-term prospects of that market as Prudential trains its extensive agency force to sell a new product suite.

        Prudential Corporation Asia's delivery of both profitable growth and cash has validated the central element of the Group's strategy, to focus on the region as a means to deliver sustainable shareholder value.

        In the US, policyholder behaviour across Prudential's book of in-force policies continues to trend in line with its assumptions. Customers and distributors are attracted by Jackson's track record of financial discipline and strong credit rating. Prudential implemented a number of changes in 2010 and 2011 to proactively manage its sales levels, to comply with revised regulations, enhance risk management flexibility and increase profitability. Prudential's monthly variable annuity sales declined from September 2011 onwards from the peak levels seen in the early summer as a result of, first, a number of proactive changes Prudential made to manage the balance between growth, capital and profitability and second, the performance of US equity markets in the period. Prudential has continued to write its business at attractive internal rates of return (IRRs) throughout the year. Prudential's approach will continue to focus on profitability ahead of sales.

        In the UK, Prudential's performance in 2011 shows it continues to be a market leader both in individual annuities and in with-profits products. In individual annuities, Prudential registered a decrease in its sales as it continued to proactively control capital consumption. The strength and performance track record of Prudential UK's With-Profits Fund is widely recognised. Despite the market volatility in 2011, with-profits customers' policy values were augmented by a total of £2.1 billion. Prudential's customers continue to benefit from solid returns and the security offered by the large inherited estate. Prudential's results in 2010 benefited from a large bulk annuity contract. There were no similar opportunities of comparable size which met its strict value criteria so its level of activity in that segment was materially reduced.

        Prudential's asset management businesses have continued to perform well in 2011. Over the last four years, M&G has risen from being the fifth largest player in the UK retail market in terms of funds under management to now being the second largest, and its UK retail assets have almost trebled over this period to over £35 billion. The newly rebranded Eastspring Investments, had a good year, in spite of a challenging environment characterised by weak stock market performance and the impact of the natural disaster in Japan.

Summary of Capital and Risk Management

        Proactive and disciplined management and allocation of capital are the foundations of a robust balance sheet and remain critical in the current economic and financial environment. Using the regulatory measure of the Insurance Groups Directive (IGD), before allowing for the final dividend, the Group capital surplus at 31 December 2011 was estimated at £4.0 billion (2010: £4.3 billion). The Group's required capital is covered 2.75 times.

        Solvency II, which is currently anticipated to be implemented from 1 January 2014, represents a major overhaul of the capital adequacy regime for European insurers. Prudential is supportive in principle of the development of a more risk-based approach to capital but Prudential has concerns about the potential consequences of some aspects of the Solvency II regime under consideration. With the continued delays to policy development, the final outcome of Solvency II remains uncertain. Prudential is continuing to engage directly with its peers, policymakers and regulators so that the industry ultimately operates under a fair, effective and reasonable capital adequacy regime. Lack of certainty over the policy content and timetable continues to impede the industry's ability to prepare fully for the new regime.

        Therefore, in parallel to continuing its preparation for eventually implementing the Solvency II rules, Prudential also evaluates actions to mitigate the possible negative effects. Prudential regularly reviews the range of options available to it to maximise the strategic flexibility of the Group. Among these options is consideration of optimising the Group's domicile, including as a possible response to an adverse outcome on Solvency II.

Company Address and Agent

        Prudential plc is a public limited company incorporated on 1 November 1978, and organised under the laws of England and Wales. Refer to Item 10, 'Additional information—Memorandum and Articles of Association' for further information on the constitution of the Company.

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

Significant Subsidiaries

        The table below sets forth Prudential's significant subsidiaries.

Name of Company	Main activity	Percentage Owned(1)	Country of incorporation

The Prudential Assurance Company Limited	Insurance	100%	England and Wales
Prudential Annuities Limited*	Insurance	100%	England and Wales
Prudential Retirement Income Limited (PRIL)(2)	Insurance	100%	Scotland
M&G Investment Management Limited(2)	Asset management	100%	England and Wales
Jackson National Life Insurance Company(2)	Insurance	100%	US
Prudential Assurance Company Singapore (Pte) Limited(2)	Insurance	100%	Singapore

(1)
Percentage of equity owned by Prudential directly or indirectly. The percentage of voting power held is the same as the percentage owned. Each subsidiary has one class of ordinary shares and operates mainly in its country of incorporation, except for Prudential Retirement Income Limited which operates mainly in England and Wales.

(2)
Owned by a subsidiary of Prudential.

Asian Business

Life Insurance

Introduction

        Prudential has had operations in Asia since the 1920s, but began expanding its Asian business in 1994 as the Asian economic revolution was getting underway. Today Prudential is a leading international insurer in Asia with six of its 11 operations being market leaders in terms of new business scale. Prudential has established a high performance platform with multichannel distribution, a product portfolio based on regular premium savings policies with attached riders that provide additional protections and a well respected brand that is becoming increasingly well known as a champion of CSR initiatives including financial literacy.

        Prudential's strategy is focused on building high quality tied agency and complementary third party distribution channels, providing products that demonstrably meet customers' savings and protection needs and strengthening and deepening customer relationships. It continues to be driven in a highly focused and disciplined way. While market outperformance in terms of new business growth is an indicator of success, Prudential prioritises quality of service, profitability, returns on capital and capital efficiency ahead of top-line growth.

        Protecting the value of the in-force book is also a core priority for Prudential. Technology, such as iPad based customer and agent services, drives operational efficiencies. Persistency drivers are actively monitored and achieving persistency targets forms part of compensation calculations for staff and agents. Prudential has a robust claims platform with technical expertise and a disciplined approach to monitoring claims and re-pricing as necessary.

        PCA Life Japan ceased writing new business with effect from 15 February 2010. This decision will be reviewed on an ongoing basis in the light of changes to the business environment. Prudential reinforced its commitment to honoring all existing policyholder contracts and providing policyholders with an appropriate level of customer service. Measures have been taken to ensure there is adequate staff and supporting infrastructure for customer servicing, taking into account that the company closed its proprietary distribution channel in 2006 and since then has been working with third party distributors only.

Distribution

        At the country level the execution of the agency distribution strategy varies depending on local conditions and objectives in each market. For example Prudential's agency management competencies drive effective selection discipline and training designed to 'fast start' new agents and improve the skills and productivity of the more experienced ones in all markets. However, agency priorities are differentiated with the emphasis more on increasing scale in some markets, such as Indonesia and Vietnam and productivity improvements in more established markets such as Hong Kong and Singapore.

        Agency (excluding India) continues to be the largest distribution channel. Prudential ended the year with 228,000 agents (365,000 including India). However, although agency scale is important, management focus is on further improving agent activity and productivity and Prudential delivered a year on year increase in average active agents of 8 per cent, coupled with a 5 per cent increase in productivity.

        Prudential has a diverse range of successful bank distribution partnerships across the region that includes regional relationships with international banks such as Standard Chartered and local ones such as E.Sun in Taiwan. Prudential is also successful in working with multiple partners in one market. Key drivers of this success are a long-term commitment to creating value for both partners, expertise in developing, training and motivating bank sales teams and committed marketing support.

Products

        The life insurance products offered by Prudential include with-profits (participating) and non-participating term, whole life and endowment and unit-linked policies often combined with protection riders and typically with regular premium payments. Prudential also offers health, disablement, critical illness and accident cover to supplement its core life products. Prudential's product mix is orientated around a core of regular premium policies with protection riders. The portfolio is regularly refreshed with new features and benefits that keep pace with evolving customer needs and also drive sales force activities.

        The new business mix for 2011 reflects Prudential's ongoing focus on regular premium savings with protection. The high proportion of health and protection, standalone and riders, supports the new business profitability and reflects the higher proportion of risk based products in its book than some competitors who focus on single premium investment orientated policies.

        Unit-linked products combine savings with protection, with the cash value of the policy depending on the value of the underlying unitised funds. Participating products provide savings with protection where the basic sum assured can be enhanced by a profit share (or bonus) from the underlying fund as determined at the discretion of the insurer. Non-participating products offer savings with protection where the benefits are guaranteed or determined by a set of defined market-related parameters. Accident and health products provide mortality or morbidity benefits and include health, disablement, critical illness and accident cover. These products are commonly offered as supplements to main life policies, but can also be sold separately.

        Policyholder and insurer share the profits from participating policies (typically in a 90:10 ratio) in the same way as with-profits business in the UK. With unit-linked products, shareholders receive the profits arising from managing the policy, its investments and the insurance risk. Policyholders within the underlying unitised fund receive investment gains. The profits from accident and health and non-participating products come from any surplus remaining after paying policy benefits.

        Unit-linked products tend to have higher profits on the EEV basis of reporting than traditional non-linked products, as expenses and charges are better matched and solvency capital requirements are lower. At the end of 2011, Prudential is offering unit-linked products in all markets except Thailand.

        Prudential has implemented a structured and disciplined approach to expanding its health and protection portfolio with the local businesses supported by a regional team with sales management, product development, underwriting, claims, operations and business development expertise. Underwriting processes have been re-engineered to improve customer service and claims turnaround has been enhanced while quotation systems have been upgraded to inform agents of the availability of appropriate health riders eg augmenting a core life policy with critical illness cover.

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

        In Malaysia and Indonesia, Prudential also offers life insurance policies that are constructed to comply with Islamic principles otherwise known as Takaful. The main principles are policyholders co-operate amongst themselves for the common good, uncertainty is eliminated in respect of subscription and compensation and there is no investment in prohibited areas such as gambling or alcohol.

        In September 2011 Prudential launched a major new CSR initiative in collaboration with Turner Broadcasting in the form of a fictional band called Cha-Ching who through episodes running on the Cartoon Network across Asia and with a fully interactive website, teach children about the basics of financial planning. Currently Cha-Ching is seen daily in over 4 million homes in seven markets (Hong Kong, the Philippines, Singapore, Indonesia, Vietnam, Thailand, and Malaysia). Cha-Ching.com has had over 18 million pages viewed in its first four months with an average duration of over nine minutes. The programme is being actively supported by regulators and local schools.

        Prudential's focus on customer service and delivery is reflected through the number of awards received by its operations, that include in China, 'The Brand with Greatest Potential in the Insurance Industry', in India 'Insurance Company of the Year', in Indonesia, 'Best Life Insurance Company', 'Best Islamic Insurance Company', 'Best Life Insurer in Achieving Total Customer Satisfaction', and in Vietnam, a Labour Medal from the President's Office, a first for a foreign company.

New Business Premiums

        In 2011, total sales of insurance products, excluding Japan, were £2,970 million, up 18 per cent from 2010 (£2,495 million). Of this amount, regular premium insurance sales increased 9 per cent to £1,514 million and single premium insurance sales increased 32 per cent to £1,456 million.

        The following table shows Prudential's Asian life insurance new business premiums by territory for the periods indicated. In this table, 'Other Countries' includes Thailand, the Philippines and Vietnam.

	Year Ended 31 December
	2011	2010	2009

	(£ million)
Single premiums
Singapore	371	318	297
Hong Kong	180	107	94
Malaysia	79	58	63
Taiwan (excluding Taiwan agency)	217	146	104
Korea	71	66	38
China (Prudential's 50% interest in joint venture with CITIC)	46	103	72
Indonesia	250	141	41
India (Prudential's 26% interest in joint venture with ICICI)	135	85	47
Other countries	107	80	29

Total excluding Japan	1,456	1,104	785
Japan	—	13	57

Total including Japan	1,456	1,117	842

Regular premiums
Singapore	198	143	98
Hong Kong	313	276	232
Malaysia	215	198	140
Taiwan (excluding Taiwan agency)	126	105	97
Korea	94	89	118
China (Prudential's 50% interest in joint venture with CITIC)	54	48	38
Indonesia	338	269	186
India (Prudential's 26% interest in joint venture with ICICI)	88	180	163
Other countries	88	83	59

Total excluding Japan	1,514	1,391	1,131
Japan	—	6	46

Total including Japan	1,514	1,397	1,177

Total
Total excluding Japan	2,970	2,495	1,916
Japan	—	19	103

Total including Japan	2,970	2,514	2,019

Eastspring Investments

        In November 2011, Prudential announced that its Asian Fund Management operations would be rebranded Eastspring Investments. The new brand, which was officially launched in February 2012, will enable the business to establish a cohesive regional presence thereby penetrating the offshore segment more effectively. It also supports distribution to new markets beyond Asia.

        Eastspring Investments manages investments for Asian third-party retail and institutional clients in addition to investments of Prudential's Asian, UK and US life companies.

        Markets remained challenging in 2011, with overall net outflows seen in the Asia (excluding Japan) onshore funds market. Equity markets struggled to gain traction driven by poor investor sentiment in the face of weak macroeconomic signals. Japan was also impacted by the natural disaster which occurred earlier in the year.

        Total funds under management of £50.3 billion were down 3 per cent on last year. The effect of positive net flows from the Asian Life Business and third party retail and institutional clients, was offset by the combined effect of outflows in the low margin money market funds (MMF) and the negative market movements particularly in the second half of the year.

        The mutual fund industry continues to diversify its investments, with expectations for a significant increase in net flows over the coming years. Bank distribution continues to be important in most markets in Asia, with Prudential having established strong relationships with both regional and local banks and placing significant emphasis on providing good service. Prudential's Asian asset management business is also growing its third party institutional and pension fund management business.

Distribution

        In order to capitalise on the exciting and sizeable opportunities in Asia's retail financial services market, Eastspring Investments maintained its focus on building a strong third-party customer retail franchise. The customer proposition is driven by Eastspring Investments' strong investment capabilities, which enable it to develop innovative product suites, and distribute them through diverse channels including regional banks, local banks, private banks, and securities houses and an internal sales force. Eastspring Investments has become one of the largest and most successful domestic asset management companies in the region, as demonstrated by the fact that Eastspring Investments occupies a number of top ten market share positions in the markets in which it operates and the fact that a significant proportion of its funds are either in the top-two quartiles or outperformed their benchmarks over a three year period ended 31 December 2011.

Products

        Eastspring Investments offers mutual fund investment products in India, Taiwan, Japan, Singapore, Malaysia, Hong Kong, Korea, Vietnam and China, thus enabling customers to participate in debt, equity and money market investments.

        Net inflows from third parties (excluding MMF) were £633 million compared to net inflows of £1,837 million during 2010. This is attributed to lower bond fund returns and to Japan, where significant inflows from the launch of the Asia Oceania equity fund in 2010 were not repeated in 2011. Clearly the environment in Japan was not conducive to product launches in the first half of 2011. This situation was partially mitigated by net inflows from corporate and institutional clients in Korea, together with new institutional mandates.

        Eastspring Investments levies transaction charges (initial and surrender depending on the type of fund and the length of the investment) and also a service charge based on assets under management. The charges vary by country and fund, with money market style funds generally having the lowest charges and equity funds the highest.

US Business

        Prudential conducts its US insurance operations through Jackson and its subsidiaries, including Curian Capital, LLC, a registered investment adviser. The US operations also include PPM America, Prudential's US internal and institutional fund manager, and Prudential's US broker-dealer operations (National Planning Corporation, SII Investments, Inc., INVEST Financial Corporation and Investment Centers of America, Inc.). As at 31 December 2011, Prudential's US operations had more than 2.9 million policies and contracts in effect and PPM America managed approximately £55 billion of assets. In 2011, new business premiums totalled a record £12,581 million.

 Jackson National Life Insurance Company (Jackson)

        Jackson is a leading provider of retirement income and savings solutions in the mass and mass-affluent segments of the US market, primarily to those planning for retirement or in retirement already. It offers tools that help people plan for their retirement, and offers products with specialised features and guarantees to meet customers' needs. By seeking to add value to both the representatives who sell Jackson products, and to their customers, Jackson has built a strong position in the US retirement savings and income market with an almost sixteen-fold increase in variable annuity sales over the past decade. Over the same period, Jackson increased its total annuity market share from 2.3 per cent in 2001 to 8.2 per cent in 2011 and moved from 17th in total annuity sales to 3rd(1).

        In 2011, Jackson achieved record retail sales, along with modest institutional sales. Retail annuity net flows continued to benefit from increased sales and low levels of surrender activity. Jackson's strategy continues to focus on balancing value, volume and capital consumption for its various annuity products. Jackson's product diversity allows the company to quickly adapt to changing market conditions and sustain appropriate sales levels in all phases of the business cycle. During the second half of 2011, sales slowed relative to the first half run rate due to proactive changes Jackson made to its product offerings and shifts in the competitive environment. During the third quarter, Jackson implemented various product initiatives to enhance the product diversity and margins and further optimise the balance between growth, capital and profitability.

        Jackson continues to innovate its product offerings, implementing various changes in 2011 to manage profitability, to comply with revised regulations and enhance risk management flexibility. Jackson continues to actively monitor its product offerings to ensure the company retains the appropriate pricing levels in current market conditions.

        Jackson continues to invest in its back office staffing and systems to provide world class customer service in an efficient and cost effective manner. In 2011, for the sixth consecutive year, Jackson was rated 'World Class' service provider by Service Quality Measurement Group's. Jackson was able to provide this level of service in 2011 while processing record retail sales, and decreasing its ratio of statutory general expenses to average assets (one measure of efficiency) to 42 basis points, compared to the 2010 level of 44 basis points.

        National Planning Holdings ('NPH') is Jackson's affiliated independent broker-dealer network. The business is comprised of four broker-dealer firms, including INVEST Financial Corporation, Investment Centers of America, Inc, National Planning Corporation and SII Investments, Inc. NPH continues to grow its business and revenue per representative. By utilising high-quality, state-of-the-art technology, NPH provides advisers the tools they need to operate their practices more efficiently. At the same time, through its relationship with NPH, Jackson continues to benefit from an important retail distribution outlet, in addition to receiving valuable insight into the needs of financial advisers and their clients.

        Curian Capital, LLC ('Curian'), Jackson's registered investment adviser, provides innovative fee-based separately managed accounts and investment products to advisers through a sophisticated technology platform. Curian expands Jackson's access to advisers while also complementing Jackson's core annuity product lines with Curian's retail asset management products.

(1)
Source: Life Insurance and Market Research Association.

Products

        The following table shows total new business premiums in the United States by product line and distribution channel for the periods indicated. Total new business premiums include Jackson's deposits for investment contracts with limited or no life contingencies.

	Year Ended 31 December
	2011	2010	2009

	(£ million)
By Product
Annuities
Fixed annuities
Interest-sensitive	441	755	915
Fixed index	934	1,089	1,433
Immediate	31	81	138
Variable annuities	10,909	9,481	6,389

Total	12,315	11,406	8,875

Life insurance	29	33	34

Institutional products
GICs, funding agreements and Federal Home Loan Bank of Indianapolis (FHLBI) advances	237	—	—

Total	12,581	11,439	8,909

By Distribution Channel
Independent agents	643	846	1,229
Bank	2,135	2,285	1,566
Independent broker-dealer	7,471	6,503	5,062
Regional broker-dealer	2,075	1,789	1,037
Captive agents	20	16	15
Institutional products department	237	—	—

Total	12,581	11,439	8,909

        Of the total new business premiums of £12,581 million in 2011 (2010: £11,439 million; 2009: £8,909 million), £12,325 million (2010: £11,417 million; 2009: £8,885 million) were single premiums, £19 million (2010: £22 million; 2009: £24 million) were regular premiums and £237 million (2010 and 2009: nil) were institutional product premiums.

Annuities

Fixed Annuities

Interest-sensitive Annuities

        In 2011, interest-sensitive fixed annuities accounted for four per cent of total new business premiums and 16 per cent of policyholder liabilities of the US operations. These annuities, which allow for tax-deferred accumulation of funds, are used for asset accumulation in retirement planning and for providing income in retirement and offer flexible payout options. The contract holder pays Jackson a premium, which is credited to the contract holder's account. Periodically, interest is credited to the contract holder's account and administrative charges are deducted, as appropriate. On more than 90 per cent (2010: 88 per cent) of in-force business, Jackson may reset the interest rate on each contract anniversary, subject to a guaranteed minimum, in line with state regulations. When the annuity matures, Jackson either pays the contract holder the amount in the contract holder account or begins making payments to the contract holder in the form of an immediate annuity product. This latter product is similar to a UK annuity in payment.

        Policyholder behaviour is relevant when looking at profits for fixed annuity contracts. The relevant factors are the potential for surrenders when interest rates rise and, in a low interest environment, the influence of the minimum guarantees required by state law. Fixed annuity policies are subject to early surrender charges for the first six to nine years of the contract. In addition, the contract may be subject to a market value adjustment at the time of surrender. During the surrender charge period, the contract holder may cancel the contract for the surrender value. Jackson's profits on fixed annuities arise primarily from the spread between the return it earns on investments and the interest credited to the contract holder's account, less expenses. The fixed annuity portfolio could be impacted by the continued low interest rate environment as lower crediting rates could result in increased surrenders and lower sales if customers seek alternative investment opportunities.

Fixed Index Annuities

        Fixed index annuities accounted for seven per cent of total new business premiums in 2011 and nine per cent of policyholder liabilities of the US operations. Fixed index annuities are similar to interest-sensitive fixed annuities in that the contract holder pays Jackson a premium, which is credited to the contract holder's account, and periodically, interest is credited to the contract holder's account and administrative charges are deducted, as appropriate. Jackson guarantees an annual minimum interest rate, although actual interest credited may be higher and is linked to an equity index over its indexed option period.

        Jackson's profit arises from the investment income earned and the fees charged on the contract, less the expenses incurred, which include the costs of hedging the equity component of the interest credited to the contract. Fixed index annuities are subject to early surrender charges for the first five to 12 years of the contract. During the surrender charge period, the contract holder may cancel the contract for the surrender value.

        The fixed index book provides a natural offsetting equity exposure to the guarantees issued in conjunction with Jackson's variable annuity products, which allows for an efficient hedging of the net equity exposure.

Immediate Annuities

        In 2011, immediate annuities accounted for less than one per cent of total new business premiums and one per cent of policyholder liabilities of the US operations. Immediate annuities guarantee a series of payments beginning within a year of purchase and continuing over either a fixed period of years and/or the life of the policyholder. If the term is for the life of the policyholder, then Jackson's primary risk is mortality risk. This product is generally used to provide a guaranteed amount of income for policyholders and is used both in planning for retirement and in retirement itself. The implicit interest rate on these products is based on the market conditions that exist at the time the policy is issued and is guaranteed for the term of the annuity.

Variable Annuities

        In 2011, variable annuities accounted for 87 per cent of total new business premiums and 63 per cent of policyholder liabilities of the US operations. Variable annuities are tax-advantaged deferred annuities where the rate of return depends upon the performance of the underlying portfolio, similar in principle to UK unit-linked products. They are also used for asset accumulation in retirement planning and to provide income in retirement.

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

        Jackson offers one variable annuity that has no surrender charges and also offers a choice of guaranteed benefit options within its variable annuity product portfolio, which customers can elect and pay for. These include the guaranteed minimum death benefits ('GMDB'), which guarantee that, upon death of the owner, the beneficiary receives a minimum value regardless of past market performance. These guaranteed death benefits might be expressed as the return of original premium, the highest past anniversary value of the contract, or as the original premium accumulated at a fixed rate of interest. In addition, there are three other types of guarantees: guaranteed minimum withdrawal benefits ('GMWB'), guaranteed minimum accumulation benefits ('GMAB') and guaranteed minimum income benefits ('GMIB'). GMWBs provide a guaranteed return of the principal invested by allowing for periodic withdrawals that are limited to a maximum percentage of the initial premium. One version of the GMWBs provides for a minimum annual withdrawal amount that is guaranteed for the contract holder's life without annuitisation. Variations of the GMWBs are offered whereby the guaranteed base can be increased, either through step-ups to a more recent market value of the account, or through bonuses offered if withdrawals are delayed for a particular number of years. Additional charges are assessed for these features. GMABs generally provide a guarantee for a return of a certain amount of principal after a specified period. This benefit was eliminated from Jackson's product offerings in 2011. GMIBs provide for a minimum level of benefits upon annuitisation regardless of the value of the investments underlying the contract at the time of annuitisation. Jackson no longer offers GMIBs, with existing coverage being reinsured with an unaffiliated reinsurer.

        As the investment return on the separate account assets is attributed directly to the contract holders, Jackson's profit arises from the fees charged on the contracts, less the expenses incurred, which include the costs of hedging and eventual payment of benefits guarantees. In addition to being a profitable book of business in its own right, the variable annuity book also provides an opportunity to utilise the offsetting equity risk among various lines of business to effectively manage Jackson's equity exposure. Jackson believes that the internal management of equity risk coupled with the utilisation of external derivative instruments where necessary, continues to provide a cost-effective method of managing equity exposure.

        Profits in the variable annuity book of business will continue to be subject to the impact of market movements on both sales and allocations to the variable accounts and the effects of the economic hedging programme. While risk is hedged on an economic basis, the nature and duration of the hedging instruments, which are recorded at fair value through the income statement, will fluctuate and produce some accounting volatility.

Life Insurance

        Reflecting the competitive life insurance market and the overall trend towards asset accumulation products, Jackson's life insurance products accounted for less than one per cent of the total new business premiums and seven per cent of policyholder liabilities of the US operations in 2011. Jackson sells several types of life insurance, including term life, universal life and variable universal life. Term life provides protection for a defined period and a benefit that is payable to a designated beneficiary upon death of the insured. Universal life provides permanent individual life insurance for the life of the insured and includes a savings element. Variable universal life is a type of life insurance policy that combines death benefit protection with the ability for the policyholder account to be invested in separate account funds. Jackson's life insurance book has delivered consistent profitability, driven primarily by positive mortality and persistency experience.

Institutional Products

        Institutional products consist of traditional guaranteed investment contracts ('GICs'), funding agreements, including agreements issued in connection with participation in the Federal Home Loan Bank of Indianapolis ('FHLBI') mortgage collateralised loan advance program, and medium term note funding agreements. In 2011, institutional products accounted for two per cent of total new business premiums and four per cent of policyholder liabilities of the US operations. Institutional products are distributed directly to investors, through investment banks, or through funding agreement brokers. The US operations sold no institutional products during 2010 and 2009, as available capital was directed to support higher margin variable annuity sales. In 2011, Jackson re-entered the institutional market on a limited and selective basis, taking advantage of high returns available at particular times during the year. The GICs are marketed by the institutional products department to defined contribution pension and profit sharing retirement plans. Funding agreements are marketed to institutional investors, including corporate cash accounts and securities lending funds, as well as money market funds, and are issued to the FHLBI in connection with its programme.

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

Funding Agreements

        Under a funding agreement, the policyholder either makes a lump sum deposit or makes specified periodic deposits. Jackson agrees to pay a rate of interest, which may be fixed but which is usually a floating short-term interest rate linked to an external index. Interest is paid quarterly to the policyholder. The average term for the funding agreements is one to two years. At the end of the specified term, policyholders may re-deposit the principal in another funding agreement. Jackson makes its profit on the spread between the yield on its investments and the interest rate credited to policyholders.

        Typically, brokerage accounts and money market mutual funds are required to invest a portion of their funds in cash or cash equivalents to ensure sufficient liquidity to meet their customers' requirements. The funding agreements permit termination by the policyholder on seven to 90 days notice, and thus qualify as cash equivalents for the clients' purposes. In 2011 and 2010 there were no funding agreements terminable by the policyholder with less than 90 days notice.

        Jackson is a member of the FHLBI. Membership allows Jackson access to advances from FHLBI that are collateralised by mortgage related assets in Jackson's investment portfolio. These advances are in the form of funding agreements issued to FHLBI.

Medium Term Note Funding Agreements

        Jackson has also established European and global medium-term note programs. The notes offered may be denominated in any currency with a fixed or floating interest rate. Notes are issued to institutional investors by a special purpose vehicle and are secured by funding agreements issued by Jackson. Although Jackson has these programs in-force there have been no new sales since 2008.

Distribution and Marketing

        Jackson distributes products in all 50 states of the United States and in the District of Columbia, although not all products are available in all states. Operations in the state of New York are conducted through a New York insurance subsidiary. Jackson markets its retail products primarily through advice based distribution channels, including independent agents, independent broker-dealer firms, regional broker-dealers, and wirehouses, banks and registered investment advisors. Jackson also markets life insurance and fixed annuity products through its captive insurance agency, which is concentrated in the south eastern United States.

        Jackson focuses on independent distribution systems and supports its network of independent agents and advisers with education and training programs.

Independent Agents and Broker-Dealers

        Jackson's subsidiary, Jackson National Life Distributors, LLC ('JNLD'), is the primary marketing and distribution organisation for annuities and life insurance products. The insurance and fixed annuity products are distributed through independent agents located throughout the United States. These approximately 20,000 appointed insurance agents or brokers at 31 December 2011, who also may represent other companies, are supported with marketing materials and multi media presentations to help advisers choose the right solutions for their clients' individual financial situations. JNLD generally deals directly with writing agents and brokers thereby eliminating intermediaries, such as general agents. This distribution channel has enabled Jackson to generate significant volumes of business on a low, variable cost basis.

        JNLD's wholesalers meet directly with independent broker-dealers and financial planners and are supported by an extensive internal sales staff. At 31 December 2011, Jackson had active selling agreements with independent broker-dealer organisations throughout the United States providing access to more than 55,000 appointed agents. Jackson provides training for its broker-dealers and also provides them with product information and sales materials.

Regional Broker-Dealers

        JNLD's Regional Broker-Dealer ('RBD') team provides dedicated service and support to regional brokerage firms and wirehouses. Regional broker-dealers are a hybrid between independent broker-dealers and wirehouses. Like representatives who work for wirehouses, financial representatives at regional broker-dealers are employees of the regional broker-dealers. However, unlike wirehouses, RBD firms have limited institutional investment banking services. The RBD team develops relationships with regional firms throughout the US and provides customised materials and support to meet their specialised advisory needs.

        Jackson's RBD team also provides support for the wirehouse channel, which produced £1.7 billion of premium in 2011. Jackson first entered the wirehouse market in late 2006.

        Jackson's RBD team supports more than 30,000 representatives in regional broker-dealers and wirehouses.

 Banks, Credit Unions and Other Financial Institutions

        Jackson's Institutional Marketing Group distributes annuity and life insurance products through banks, credit unions and other financial institutions and through third party marketing organisations that serve these institutions. Jackson is a leading provider of annuities offered through banks and credit unions and at 31 December 2011 had access to more than 33,600 financial institution representatives through existing relationships with banks and credit unions. Jackson has established distribution relationships with medium sized regional banks, which it believes are unlikely to develop their own insurance product capability.

Independent Broker-Dealers

        Jackson's retail distribution is managed by Prudential's independent broker-dealer network, NPH, which is described in more detail above. NPH had 3,636 registered representatives at the end of 2011, up from 3,461 at year end 2010.

Institutional Products Department

        Jackson markets its institutional products through its institutional products department. It has direct contacts with banks, municipalities, asset management firms and direct plan sponsors. Institutional products are distributed and marketed through intermediaries to these groups.

Captive Agency

        In connection with the acquisition of Life of Georgia in 2005, Jackson established the JNL Southeast Agency ('JNLSA'), the company's first captive agency since 1970. JNLSA, with more than 100 life insurance agents at 31 December 2011, was formed to help retain the Life of Georgia book of business and to create a new distribution channel for Jackson's life insurance.

Registered Investment Adviser

        As described above Curian Capital, LLC is Jackson's registered investment adviser channel.

        The registered investment adviser industry began as a service offered to very high net worth investment clients, focusing on platforms rather than specific products, and providing institutional quality management, custom portfolios and tax services. The industry has evolved to offer personalised investment advice, high-quality money management, good returns and reasonable costs to a broader range of clients.

        Curian's sales, not included in Jackson's premiums and deposits, totalled £1,684 million and £1,361 million in 2011 and 2010, respectively.

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

        Jackson designs its interest-sensitive products and conducts its investment operations to match closely with the duration of the assets in its investment portfolio the annuity, term life, whole life, universal life and guaranteed investment contract product obligations. Jackson seeks to achieve a target spread between what it earns on its assets and what it pays on its liabilities by investing principally in fixed-rate securities and in options and futures to hedge equity related movements in the value of its products.

        Jackson segregates its investment portfolio for certain investment management purposes, and as part of its overall investment strategy, into four portfolios: life and fixed annuities without market value adjustment, fixed annuities with market value adjustment, fixed index annuities and institutional liabilities. The portfolios backing life and fixed annuities with and without market value adjustments and the fixed index annuities have similar characteristics and differ primarily in duration. The portfolio backing the institutional liabilities has its own mix of investments that meet more limited duration tolerances. Consequently, the institutional portfolio is managed to permit less interest rate sensitivity and has limited exposure to mortgage backed securities. At 31 December 2011, six per cent of the institutional portfolio was invested in residential mortgage backed securities.

        The fixed-rate products may incorporate surrender charges, market value adjustments, two-tiered interest rate structures or other limitations relating to when policies can be surrendered for cash, in order to encourage persistency. As of 31 December 2011, the majority of Jackson's fixed annuity reserves had surrender penalties or other withdrawal restrictions. Substantially all of the institutional portfolio had withdrawal restrictions or market value adjustment provisions.

        Fixed index annuities issued by Jackson also include an equity component that is hedged using equity options and futures contracts issued on the corresponding exchange. The equity component of these annuities constitutes an embedded derivative under IAS 39 'Financial Instruments: Recognition and Measurement' that is carried at fair value, as are other derivative instruments.

        Guaranteed benefits issued by Jackson in connection with the sales of variable annuity contracts expose Jackson to equity risk as the benefits generally become payable when equity markets decline and contract values fall below the guaranteed amount. As discussed previously, certain of these benefits are carried at fair value under IAS 39 with changes in fair value recorded in income. Jackson hedges the tail risk associated with the equity exposure using equity options and futures contracts, which are also carried at fair value under IAS 39. Jackson hedges the economic risk associated with these contracts and, therefore, has not explicitly hedged its fair value risk. In addition, certain benefits have mortality risk and are therefore precluded from being carried at fair value. As a result of these factors, the income statement may include a timing mismatch related to changes in fair value. However, as demonstrated during the economic crisis, subsequent rebound and recent volatility in the equity markets, Jackson's hedges have effectively operated as designed.

Reserves

        Except for certain non-insurance deposit-type accounts and as allowed under IFRS, Jackson uses reserves established on a grandfathered US GAAP basis as the basis for consolidation into Prudential's IFRS accounts.

        For the fixed and variable annuity contracts and institutional products, the reserve is the policyholder's account value. For the immediate annuities, reserves are determined as the present value of future policy benefits. Mortality assumptions are based on the 1983 Individual Annuitant Mortality Table and the Annuity 2000 Mortality Table for newer issues. Interest rate assumptions currently range from one per cent to five and a half per cent.

        The IFRS accounting for guarantees on Jackson's variable annuity contracts has a mixed measurement approach. GMWB 'not for life' contract features are fair valued under IAS 39 and current US GAAP, with a capping feature to prevent early anticipation of expected fees for guarantees. However, the GMDB and GMWB 'for life' blocks of business are accounted for under grandfathered US GAAP which does not, and is not intended to, fair value the liabilities.

        For the traditional term life contracts, reserves for future policy benefits are determined using the net level premium method and assumptions as to mortality, interest, policy persistency and expenses. Mortality assumptions are generally from 25 per cent to 160 per cent of the 1975-1980 Basic Select and Ultimate tables, depending on underwriting classification and policy duration. Interest rate assumptions range from three and one-half per cent to six per cent. Persistency and expense assumptions are based on Jackson's experience.

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

PPM America

        PPM America (PPMA) is Prudential's US fund management operation, with offices in Chicago and New York. PPMA manages assets for Prudential's US, UK and Asian affiliates. PPMA also provides other affiliated and unaffiliated institutional clients with investment services including collateralised debt obligations (CDOs), private equity funds, institutional accounts, and mutual funds. PPMA's strategy is focused on managing existing assets effectively, maximising the benefits derived from synergies with its international asset management affiliates, and leveraging investment management capabilities across the Group. PPMA also pursues third-party mandates on an opportunistic basis.

 UK Business

Introduction

        As at 31 December 2011, Prudential's UK business was structured into two business units, each focusing on its respective target customer markets. The Prudential's UK business units are Prudential UK (being the insurance operations) and M&G.

        In 2011, Prudential's UK business generated new business insurance premiums of £5,130 million and gross investment inflows of £25,981 million. As at 31 December 2011, M&G had £201 billion of funds under management.

Prudential UK business overview

        The UK Life & Pensions market, which is mature and the third largest in the world, is characterised by a concentration of wealth in the 45 to 74 age group and an ageing population, as the 'baby-boomers' move into retirement. In many instances, these consumers are insufficiently prepared financially for the prospect of spending a longer period of time in retirement. As a result, many are considering extended working lives while adopting a more flexible approach towards retirement. Prudential UK is well positioned to help the baby-boomers and subsequent generations meet their financial needs as they approach retirement and afterwards through its range of market leading with-profits and annuity products.

        In 2011 Prudential UK continued to pursue a value over volume strategy, actively choosing to compete selectively in the retirement savings and income markets, and balancing the writing of new business with sustainable cash generation and capital preservation.

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

        The strength and performance track record of Prudential UK's With-Profits Fund is widely recognised. Despite extreme market volatility in 2011 the Fund continues to provide customers with solid returns over medium to long-term time horizons. Over ten years the Fund has delivered investment returns of 92.7 per cent, which compares favourably with other with-profits funds and the FTSE All-Share Index (total return) of 59.5 per cent over the same period. This strong medium to long-term performance has shown that with-profits, when invested in an actively managed, and financially strong fund like Prudential's, continues to be a very attractive medium to long-term investment, offering strong annualised returns compared with other investment options. Prudential's with-profits customers benefit from the security offered by Prudential's large inherited estate, with the free assets of the with-profits fund valued at approximately £6.1 billion at the year end, valued on a regulatory realistic basis.

        Prudential UK's focus on delivering improved levels of customer service was recognised again at the 2011 Financial Adviser Service Awards, where it achieved two 5-Star ratings for excellent service in the Life & Pensions and Investment categories.

        In 2010 Prudential UK met its cost savings target of £195 million per annum and announced further cost saving initiatives to reduce costs by £75 million per annum on a consistent basis by the end of 2013. The business has made good progress towards this objective in 2011 and remains on track to deliver these savings by the end of 2013.

UK products and profitability

        In common with other UK long-term insurance companies, Prudential UK's products are structured as either with-profits (or participating) products, or non-participating products including annuities in payment and unit-linked products. Depending on the structure, the level of shareholders' interest in the value of policies and the related profit or loss varies.

        With-profits policies are supported by a with-profits sub-fund and can be single premium (for example, Onshore Bonds or Flexible Investment Bonds) or regular premium (for example, certain pension products). Prudential UK's primary with-profits sub-fund is part of The Prudential Assurance Company Limited (PAC)'s long-term fund. The return to shareholders on virtually all with-profits products is in the form of a statutory transfer to PAC shareholders' funds. This is analogous to a dividend from PAC's long-term fund, and is dependent upon the bonuses credited or declared on policies in that year. Prudential's with-profits policyholders currently receive 90 per cent of the distribution from the main with-profits sub-fund as bonus additions to their policies, while shareholders receive 10 per cent as a statutory transfer.

        The Defined Charge Participating Sub-Fund (DCPSF) forms part of the PAC long-term fund. It is comprised of the accumulated investment content of premiums paid in respect of the defined charge participating with-profits business issued in France and the defined charge participating with-profits business reassured into PAC from Prudential International Assurance plc and Canada Life (Europe) Assurance Ltd. It also includes the portfolio of with-profits annuity policies acquired from Equitable Life in 2007. All profits in this fund accrue to policyholders in the DCPSF.

        The profits from almost all of the new non-participating business accrue solely to shareholders. Such business is written in the non-profit sub-fund within PAC's long-term fund, or in various shareholder-owned direct or indirect subsidiaries. The most significant of these is Prudential Retirement Income Limited (PRIL), which also writes all new immediate annuities arising from vesting deferred annuity policies in the with-profits sub-fund of PAC. There is a substantial volume of in-force non-participating business in PAC's with-profits sub-fund and that fund's wholly owned subsidiary Prudential Annuities Limited (PAL), which is closed to new business. Profits from this business accrue to the with-profits sub-fund.

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

        Prudential UK expects demand for private personal pension and savings products to increase over the medium to long-term, in part reflecting a change in the UK government's approach to social security that has encouraged long-term savings through tax advantages, but also in response to a growing realisation that state provided pensions are unlikely to provide sufficient retirement income. An ageing population is focusing on annuities and other retirement products to supplement their state benefits, while younger generations are focusing on pension and long-term savings products as well as health and income protection cover.

        Further information on the UK products is provided below under "UK Business Units-Long term products".

Distribution

        Retail financial services and products are distributed face to face through bank branches, tied agents, company sales forces and financial advisers, or directly by mail, telephone and over the internet. Independent Financial Advisers dominate the intermediary marketplace and offer products from a range of insurance companies selected from the whole of the market. Tied agents are either 'single tied'

exclusive agents who represent only one insurer or 'multi-tied'; advising on the products of a limited range of providers. Tied agents must offer customers the products most suitable to their needs, but only from the range of products offered by the insurers to which they are tied. Direct and e-commerce distribution methods are generally non-advised and therefore lower-cost than other methods. Accordingly, products distributed directly are generally more straightforward and have lower charges.

        The FSA's review of the retail distribution marketplace called the Retail Distribution Review ('RDR') culminated in a policy statement on 26 March 2010. The changes contained in the review are designed to encourage greater levels of transparency, professionalism and sustainability within the industry, with the prime aim of increasing consumers' confidence in the industry and therefore their desire to engage with it. Prudential supports the removal of commission payments, the introduction of adviser charging and the new professional standards and believes that these provide an opportunity to put in place a framework that will better align the interests of consumers, advisers and providers. The new rules reflecting these changes have been confirmed and will come into force on 31 December 2012.

        The changes to be implemented improve the clarity with which firms describe their services to customers and the role of advisers, particularly with regards to remuneration. The advice market will be split between independent and restricted advice. This will be supported by the need for specific disclosure of status both in writing and orally at point of sale. Commissions traditionally paid by product providers to advisers will be replaced by 'Adviser Charging' with prescriptive rules aimed at ensuring consumers have total clarity on the cost of advice services. The changes will in particular significantly increase the requirements for firms to be able to describe themselves as independent. As a result it is widely expected that the popularity of restricted advice models will grow.

        The new rules apply to all retail investment advice and the group pensions marketplace, although advisers will continue to be able to be remunerated by commission for pure protection business.

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

        As a result, in parallel to the overall RDR, the FSA has been paying specific attention to the role of platforms in the marketplace and in August 2011 published a policy statement confirming their proposals for the integration of platforms into the overall RDR. In previous consultations, the FSA did not propose an outright ban on investment rebates paid by fund managers and product providers to platforms but it has now stated that it has concluded that such rebates should eventually be banned, and that it will be undertaking further research on the market impacts prior to issuing a further consultation. In the meantime, the FSA has allowed such payments to continue, except for payments made directly to consumer cash accounts (which will be banned) and subject to disclosure requirements.

        The full impact of the RDR remains uncertain. Some IFAs are likely to choose to exit the market, whilst others are expected to seek partnership arrangements with product providers through restricted advice models. Prudential is well placed to participate in such arrangements with partnerships already in place with a number of third party distributors. A large proportion of Prudential UK's annuity sales are made direct on a non-advised basis and will be unaffected by the changes proposed by the RDR.

        Prudential UK is continuing to work with the regulator, industry bodies and distributors on ways to help advisers make the transition to the new environment as it believes that a strong adviser sector is beneficial for the market, and for Prudential.

        In 2009-2011, Prudential UK's new business premiums by channels are as follows:

	Year Ended 31 December
	2011	2010	2009

	(£ million)
Individual Annuities:
Direct & Partnerships	328	593	590
Intermediated	241	221	242
Internal Vesting*	1,223	1,235	1,357

Total Individual Annuities	1,792	2,049	2,189
Other Products:
Direct & Partnerships	654	588	536
Intermediated	2,244	2,215	2,100
Wholesale	336	945	62

Total Other Products	5,026	5,797	4,887
Department of Work and Pensions rebate business	104	113	127

Total New Business Premiums	5,130	5,910	5,014

*
Internal vesting business is classified as new business where the contacts include an open market option.

Direct and Partnerships

        The direct distribution channel is primarily charged with increasing revenue from existing Prudential UK customers and with seeking new customers. Direct distribution channels include the telephone, mail and internet, and focus on annuities, investments, protection and health products. In December 2011 Prudential UK launched a direct advice service, Prudential Financial Planning, to offer financial advice to existing customers who originally came to Prudential through its direct sales force. Starting with 25 advisers, the expectation is that this channel will grow further in 2012 to meet customer demand.

        Partnerships focus on developing strong relationships with banks, retail brands and other distributors. Partnerships also seek to help Prudential UK's distribution partners in their distribution and product development strategies. Prudential UK now has a range of distribution partners including Royal London, Santander, St James's Place and Openwork.

Intermediaries

        In 2011 Prudential UK has consolidated its position with major intermediaries and has maintained sales through this channel in a challenging market. Prudential UK has worked closely with its distribution partners in the development of their business models for the post-RDR environment.

Wholesale

        In the Wholesale market, Prudential UK's aim is to continue to participate selectively in bulk and back-book buyouts using its financial strength, superior investment track record and annuitant mortality risk assessment and servicing capabilities. In line with this approach, during 2011 Prudential UK signed two bulk annuity buy-in insurance agreements totalling £330 million of new business premiums. Prudential UK will continue to maintain a strict focus on value and only participate in capital-efficient transactions that meet its return on capital requirements.

 UK Business Units

Long-term Products

        Prudential's long-term products in the United Kingdom consist of life insurance, pension products and pensions annuities. The following table shows the Prudential UK's new business insurance and investment premiums by product line for the periods indicated. New business premiums include deposits for policies with limited or no life contingencies. Prudential UK also distributes life insurance products, primarily investment bonds, in other European countries. The volume of the other European business is relatively small and is included in the table below of Prudential UK's new business premium.

	Year Ended 31 December
	2011	2010	2009

	(£ million)
Pension annuities	1,792	2,049	2,189
Corporate pensions	399	426	383
Onshore bonds	1,779	1,660	1,444
Other products	824	830	936
Wholesale	336	945	62

Total new business premiums	5,130	5,910	5,014

        Of the total new business premiums of £5,130 million (2010: £5,910 million; 2009: £5,014 million), £4,871 million (2010: £5,656 million; 2009: £4,768 million) were single premiums and £259 million (2010: £254 million; 2009: £246 million) were regular premiums.

Pension Annuities

        Prudential UK offers individual conventional immediate annuities that are either fixed or retail price indexed (referred to as 'RPI'), where annuity payments are guaranteed from the outset, or with-profits annuities, where annuity payments are variable dependent on the investment performance of underlying assets.

        A total of £1,792 million of individual annuities were sold in 2011. Of this total, £1,223 million were sold to existing Prudential UK customers with maturing pension policies. The other £569 million were sold to new customers, typically individuals with a pension maturing with another provider who chose Prudential UK to provide their annuity. Prudential UK's immediate annuity products provide guaranteed income for a specified time, usually the life of the policyholder, in exchange for a lump sum capital payment. No surrender value is available under any of these products. The primary risks to Prudential UK from immediate annuity products, therefore, are mortality improvements and credit risk.

Conventional Annuities

        Prudential UK's conventional annuities include level (non-increasing), fixed increase and RPI annuities. Prudential UK's fixed increase annuities incorporate automatic increases in annuity payments by fixed amounts over the policyholder's life. The RPI annuities provide for a regular annuity payment to which an additional amount is added periodically based on the increase in the UK Retail Prices Index. In 2011, sales of RPI annuities were £285 million (including £274 million of bulk annuities). In 2011, sales of level and fixed increase conventional annuities amounted to £1,385 million (including £56 million of bulk annuities).

With-profits Annuities

        Prudential UK's with-profits annuities combine the income features of annuity products with the investment smoothing features of with-profits products and enable policyholders to obtain equity-type returns over time. In 2009, Prudential UK launched the Income Choice Annuity, which allows customers to choose an income between a defined maximum and minimum level, with the option of re-setting this every two years. It also provides an opportunity for pension income to grow based on the returns of the with-profits fund. Through this product, Prudential UK brings its product development strengths to bear while also capitalising on people's need for protection from inflation through increasingly long periods of retirement.

        Prudential is one of only a few companies in the United Kingdom which are active in the with-profits annuities market and has been operating in this market since 1991. In 2011, Prudential UK's premiums for this business were £452 million. Prudential UK has new business market share of 72 per cent in the first nine months of 2011(2).

Pension Products

        Prudential UK provides both corporate and individual pension products. Corporate pension products are discussed below whilst individual pension products are discussed under 'Other Products'. Pension products are tax-advantaged long-term savings products that comply with rules established by the HM Revenue and Customs ('HMRC') and are designed to supplement state-provided pensions. These products provide policyholders with a number of options at retirement. Policyholders may elect to use part or all of their maturity benefits to purchase a pension annuity, they may choose to draw down funds without purchasing an annuity (subject to a number of rules and restrictions on the amount able to be drawn down each year), they may delay taking any benefits, or take a combination of these options. They are also permitted a portion to be taken as a tax-free lump sum. For draw down products, the investment risk remains with the policyholder, payments are not guaranteed, and tend to cost more to administer. This means that the option to enter draw down will tend to apply mainly to more sophisticated policyholders and to larger retirement funds. This, combined with the individual's own need for a secured income in retirement, means that in practice most policyholders are likely to purchase an annuity.

        Prior to retirement, these products typically have minimal mortality risk to Prudential UK and are primarily considered investment products. An exception is where a guaranteed annuity option ('GAO')has been offered on the product, with an element of risk to Prudential UK both in underlying mortality and investment assumptions. Prudential UK ceased marketing GAOs in 1987, but for a minority of corporate pension schemes GAOs still apply for new members. Current liabilities for this type of business make up less than one per cent of the with-profits sub-fund as at 31 December 2011.

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

Corporate Pensions

        There are two categories of corporate pension products: defined benefit and defined contribution. Prudential UK has an established defined benefit plan client base covering the small to medium-sized employer market. Prudential UK's defined contribution client base ranges from small unlisted companies to some of the largest companies in the United Kingdom as well as a number of clients in the public sector (in particular where Prudential UK offers the Additional Voluntary Contribution ('AVC') facility). Additional Voluntary Contribution plans enable employees to make additional pension contributions, either regularly or as a lump sum, to supplement their occupational pension plans. Prudential UK administers corporate pensions for over 600,000 scheme members sponsored by some of the UK's

(2)
Source: ABI

largest employers and has also built a very strong position in the provision of with-profits AVC arrangements. Prudential UK provides AVCs to 67 of the 99 Local Government Authorities in England & Wales.

        Defined benefit plans and products have previously dominated the corporate pensions market in terms of funds under management. In recent years, however, most new plans established have been defined contribution products. In addition, there is an increasing trend among companies to close defined benefit plans to new members or to convert existing schemes from defined benefit to defined contribution in order to stabilise or reduce potential pension liabilities.

        Prudential UK offers group unit-linked policies and with-profits policies to the corporate pensions market. Prudential UK's defined contribution products are AVC plans, Group Money Purchase plans, Group Personal Pension plans, Group Stakeholder Pension plans and Executive Pension plans.

        In addition Prudential UK has a Company Pension Transfer Plan (or 'Bulk S32'), designed to accept benefits from both defined benefit and defined contribution pension schemes which are winding up (ceasing to exist or being replaced by a new type of scheme). Prudential UK also has the facility to accept enhanced transfers from deferred members of a corporate's defined benefit pensions scheme into Prudential UK Personal Pension plan where the member has received advice from an independent financial adviser (often called an enhanced transfer value exercise).

Onshore Bonds

        Prudential UK offers customers a range of investment funds to meet different risk and reward objectives. Prudential UK's main onshore bond product wrappers are the Flexible Investment Plan ('FIP') and the Prudential Investment Plan ('PIP'. Through these plans, which are single premium with no fixed term, customers have the option to invest in the With-Profits fund or in a range of unit-linked investment funds.

        In 2010, Prudential UK launched Dynamic Portfolios, which offer advisers a choice of portfolio options to match a client's risk/reward profile as an alternative to building an individual portfolio. Both FIP and PIP also give financial advisers the opportunity to choose from different external fund management groups and the flexibility to make changes to portfolio and asset allocation over time. In 2011, sales of the unit-linked option of FIP and PIP were £165 million.

        Prudential UK offers a unitised and smoothed with-profits investment bond entitled PruFund, which is designed to provide increased transparency and smoothed investment returns to the customer with a choice of Cautious or Growth funds. PruFund also offers clients an optional guarantee on the initial investment with a term from six to ten years depending on the client's requirements. PruFund is available across Prudential UK's range of tax wrappers including individual pensions, income drawdown and onshore and offshore bonds. In 2011, total new business premiums attributable to PruFund, including new business through FIP and PIP, was £1,178 million.

        With-profits products aim to provide capital growth over the medium to long-term, and access to a range of investment sectors without the costs and risks associated with direct investment into these sectors. Capital growth for the policyholder on with-profits bonds apart from PruFund is achieved by the addition of reversionary or annual bonuses, which are computed on a daily basis from investment returns achieved within PAC's long-term with-profits fund, offset by charges and expenses incurred in the fund. A final bonus may also be added when the bond is surrendered. PruFund delivers growth through a published expected growth rate, updated quarterly, and a transparent formulaic smoothing mechanism. In contrast the capital return on unit-linked bonds directly reflects the movement in the value of the assets underlying those funds. When funds invested in PAC's long-term with-profits fund are either fully or partially withdrawn, PAC may apply a market value adjustment to the amount paid out.

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

Other Products

        Other products comprise individual pensions, income drawdown, offshore bonds, healthcare, life insurance and equity release mortgages.

Individual Pensions

        Prudential UK's individual pension range offers unit-linked and unitised with-profits products, including products that meet the criteria of the UK government's stakeholder pension program.

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

        As of 2012, individuals who are not already in a pension scheme, who are over 21 and below retirement age and whose earnings are over a minimum amount have had to be automatically enrolled in a pension scheme by their employer, who will be required to make contributions. These requirements will apply first to larger employers and will be rolled out gradually to medium-sized and smaller employers.

        Prudential UK also provides individual personal pension products through the DWP Rebate arrangement. Under this arrangement, individuals may elect to contract out of the UK's State Second Pension (referred to as 'S2P') which was previously known as State Earnings Related Pension Scheme, administered by the UK Department of Work and Pensions. If an individual elects to contract out, then he or she will designate a pension provider, such as Prudential UK. Premiums on products sold in this manner are paid through 'rebates' from the Department of Work and Pensions, which represent the amount that would be otherwise paid into S2P. Rebate amounts are invested to provide benefits to the individual. Premiums from Department of Work and Pensions Rebates are typically reported in the first quarter of each year. The option to contract out will be removed from April 2012 and no further contributions will be received, although Prudential will continue to administer in-force policies.

Income Drawdown

        Given the UK's historic requirement for compulsory annuitisation by a maximum age (removed completely in April 2011), an increasingly sophisticated consumer population, and the rising incidence of second careers and semi-retirement as a result of increasing longevity, the market has seen good growth in the 'bridge' between pensions and annuities through income drawdown products. These products help customers manage their pensions through the various stages of retirement, and also offer flexibility while providing potential for capital growth. In 2011, Prudential UK sold £87 million of income drawdown products.

Offshore Bonds

        Prudential UK's offshore bond products are the International Prudence Bond, International Prudential Portfolio Bond and International Portfolio Account, offering clients access to a wide range of quoted UK investments. Prudential UK's offshore bond sales grew by 4 per cent to £265 million in 2011.

Healthcare

        PruHealth was launched in 2004 as a private medical insurance provider and is backed by Prudential and Discovery of South Africa. PruHealth uses the Prudential brand and Discovery's expertise to build branded distribution and innovative product offerings in the private healthcare and protection markets. In August 2010, PruHealth acquired Standard Life Healthcare and as part of the transaction, Prudential UK reduced its shareholding in the combined PruHealth and PruProtect businesses from its previous level of 50 per cent to 25 per cent of the enlarged business.

        During 2011, PruHealth successfully combined the two healthcare businesses.

Life Insurance Products

        Prudential's UK life insurance products are predominantly pure protection (term) products, and include the PruProtect product sold through the joint venture with Discovery. PruProtect's product is focused around a core philosophy of helping people become healthier while protecting and improving the quality of their lives.

Equity Release Mortgage

        In November 2009, Prudential UK announced the decision to close its equity release operation to new business. Existing customers may, however, still draw down additional funds, subject to their overall borrowing limits.

Wholesale

        Wholesale business comprises bulk annuities (£330 million) and a small amount of run-off credit life insurance business through UK retail banks (£6 million). Prudential UK offers bulk annuities selectively, whereby it manages the assets and accepts the liabilities of a company pension scheme. The volume of Prudential UK's bulk annuity sales is unpredictable as the business maintains a very strict focus on value and only participates in capital-efficient transactions that meet its return on capital requirements.

Reinsurance

        In view of the size and spread of PAC's long-term insurance fund, there is little need for reinsurance to protect this business. Some limited reinsurance is maintained and treaties relating to annuities, healthcare, term insurance and certain unit-linked products are in place.

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

        Prudential UK's regulatory reserving for with-profits products, as required by UK regulation, takes into account annual bonuses/annual interest credited to policyholders because these are 'attached' to the policies and are guaranteed. Realistic reserves are also calculated for with-profits products under UK regulation. These include an allowance for final bonuses based on the asset share or a prospective valuation of the policies and the cost of guarantees, smoothing and enhancements.

        Prudential UK reserves for unit-linked products on the basis of the value of the unit fund and additional reserves are held for expenses and mortality where this is required by the contract design.

        As well as the reserves, the company's assets must also cover other capital requirements set out in the FSA Prudential Sourcebook. These comprise a with-profits insurance capital component, which is a measure of the difference in the surplus assets on regulatory and realistic bases; a resilience capital requirement for entities other than PAC, which makes prudent allowance for potential future adverse movements in investment values; and the long-term insurance capital requirement, which must be held by all EU insurance companies. See 'Financial Strength of PAC's Long-term Fund' for further information on solvency and 'Realistic Financial Strength Reporting' for further information on realistic reporting.

Financial strength of PAC's with-profits fund

        PAC's with-profits fund is one of the largest and financially strongest in the UK, and continues to cover all of its regulatory solvency requirements. The fund is supported by a large inherited estate, with the free assets of the with-profits fund valued at approximately £6.1 billion as at 31 December 2011, valued on a regulatory realistic basis. This provides the working capital required to support the fund for the long-term benefit of current and future policyholders.

        The table below shows the investment mix of PAC's main with-profits fund:

	2011	2010	2009

	%	%	%
UK equities	24	26	25
International equities	10	13	12
Property	13	12	12
Fixed Interest	44	42	40
Cash and other asset classes	9	7	11

Total	100	100	100

        Despite a low interest rate environment and four consecutive years of market uncertainty, the with-profits sub-fund earned a positive return in 2011. The with-profits sub-fund has delivered investment returns of 92.7 per cent over ten years for policyholder asset shares in the fund, compared with the FTSE All-share index (total return) of 59.5 per cent over the same period (figures are to 31 December 2011, before tax and charges). These returns clearly demonstrate the value for policyholders of investing in PAC's financially strong, well-managed With-Profits Fund and the benefits that this style of more cautious investing can provide over the medium to long-term.

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

        This basis makes companies' financial health more transparent to policyholders, intermediaries and regulators alike, and enables more informed choices to be made by policyholders. The PAC long-term with-profits sub-fund is strong with the inherited estate (free assets) measured on a realistic basis, valued at approximately £6.1 billion at the end of 2011 before deduction for the risk capital margin.

        In line with FSA requirements, PAC produces an Individual Capital Assessment ('Pillar II') which is an assessment of the economic capital required to ensure that there is a high likelihood that the company can meet its liabilities as they fall due.

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

With-profits Products

        With-profits products provide an equity-type return to policyholders through bonuses that are 'smoothed'. There are two types of bonuses: 'annual' and 'final'. Annual bonuses, often referred to as reversionary bonuses, are declared once a year and, once credited, are guaranteed in accordance with the terms of the particular product. Final bonuses are declared each year and accrued for all policies scheduled to mature and for death benefits expected to be paid during the next financial year. Final bonuses are not guaranteed and are only paid on policies that result from claims through the death of the policyholder or maturity of the policy within the period of declaration or by concession on surrender. Final bonuses can represent a substantial portion of the ultimate return to policyholders.

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

        When determining policy payouts, including final bonuses, PAC follows an actuarial practice of considering 'asset shares' for specimen policies. Asset shares broadly reflect the value of premiums paid in respect of a policy accumulated at the investment return on the assets PAC notionally attributes to the policy. In calculating asset shares, PAC takes into account the following items:

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

        In 2011, PAC declared a total surplus of £2,293 million (2010: £2,367 million) from PAC's primary with-profits sub-fund, of which £2,064 million (2010: £2,131 million) was added to with-profits policies and £229 million (2010: £236million) was distributed to shareholders. These amounts included annual bonus rates of 3.0 per cent for Prudence Bond and 3.0 per cent for personal pensions.

        The closed Scottish Amicable Insurance Fund ('SAIF') declared total bonuses in 2011 of £611 million compared to £471 million in 2010. Shareholders have no interest in profits from the SAIF fund, although they are entitled to the investment management fees paid by this business. For greater detail on the SAIF fund, see 'The SAIF sub-fund and accounts' below.

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

        In 1998, Prudential UK stated that deducting personal pensions mis-selling costs from the inherited estate of the with-profits sub-fund would not impact Prudential UK's bonus or investment policy and it gave an assurance that if this unlikely event were to occur, it would make available support to the fund from shareholder resources for as long as the situation continued, so as to ensure that policyholders were not disadvantaged. The assurance was designed to protect both existing policyholders at the date it was announced, and policyholders who subsequently purchased policies while the pension mis-selling review was continuing.

        The mis-selling review was completed on 30 June 2002 and the assurance has not applied to new business issued since 1 January 2004. New business in this context consists of new policies, new members to existing pension schemes plus regular and single premium top-ups, transfers and switches to existing arrangements. The maximum amount of capital support available under the terms of the assurance will reduce over time as claims are paid on the policies covered by it.

        The bonus and investment policy for each type of with-profits policy is the same irrespective of whether or not the assurance applies. Hence removal of the assurance for new business has had no impact on policyholder returns and this is expected to continue for the foreseeable future.

        During 2009, the FSA issued a policy statement confirming that certain payments of compensation and redress for events occurring after 31 July 2009 may only be paid from assets attributable to shareholders. As the pensions mis-selling review was concluded prior to this date, the requirements of the policy statement do not impact the provisions outlined above.

The SAIF Sub-fund and Accounts

        The SAIF sub-fund is a ring-fenced sub-fund of PAC's long-term fund and was formed following the acquisition of the mutual Scottish Amicable Life Assurance Society in 1997. No new business may be written in SAIF, although regular premiums are still being paid on policies in-force at the time of the acquisition and 'top-ups' are permitted on these policies.

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

        SAIF with-profits policies include certain guaranteed annuity products, referred to below. Other than these policies, the majority of SAIF with-profits policies do not guarantee minimum rates of return to policyholders. Should the assets of SAIF be inadequate to meet the guaranteed benefit obligations to the policyholders of SAIF, the PAC long-term fund would be liable to cover any such deficiency. Due to the quality and diversity of the assets in SAIF and the ability of SAIF to revise guaranteed benefits in the event of an asset shortfall, the Directors believe that the probability of either the PAC's long-term fund or Prudential UK's shareholders' funds having to contribute to SAIF is remote.

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

Guaranteed Annuities

        Prudential used to sell guaranteed annuity products in the United Kingdom and held a technical provision of £90 million as at 31 December 2011, within the main with-profits fund to honour guarantees on these products. PAC's main exposure to guaranteed annuities in the United Kingdom is through SAIF and a provision of £370 million was held in SAIF as at 31 December 2011, to honour the guarantees. As SAIF is a separate sub-fund of PAC's long-term business fund, wholly attributable to the policyholders of the fund, the movement in this provision has no impact on shareholders.

M&G

        M&G is the UK and European fund manager of the Prudential Group with responsibility for investments on behalf of both internal and external clients. M&G is an investment-led business whose aim is to generate superior long-term returns for its third-party investors and the internal funds of the Prudential Group. This is achieved by creating an environment that is attractive to investment talent.

Fund management

        In the retail market, M&G's aim is to operate a single fund range and to diversify the distribution base by accessing a wide variety of channels and geographies. In recent years, this has resulted in significantly increased sales of UK-based funds in European and other international markets.

        In the institutional marketplace, M&G's approach centres on leveraging capabilities developed primarily for the Prudential internal funds to create higher margin external business opportunities. This has allowed M&G to offer third-party clients, such as pension funds, an innovative range of specialist fixed income and related strategies, including private debt opportunities in leveraged finance, and infrastructure investment.

Performance overview

        M&G's investment performance has been robust in the face of on-going macroeconomic instability. Over the three years to 31 December 2011, 25 retail funds representing approximately 76 per cent of retail funds under management ('FUM'), delivered first and second quartile investment performance. The performance of M&G's actively managed external institutional fixed income mandates also remains very strong with all of the mandates meeting or outperforming their benchmarks over the three years to 31 December 2011.

Market context

        Following considerable uncertainty over sovereign debts on both sides of the Atlantic and concerns over the lack of global economic growth, the third quarter of 2011 saw the FTSE 100 suffer its worst quarter for nine years, falling 14 per cent. Markets rebounded over the fourth quarter with the index rising by 9 per cent. M&G's FUM has proved resilient in the face of the market volatility experienced over the second half of the year. From a FUM level of £194.4 billion at the end of 30 September 2011, M&G's FUM increased to £201.3 billion by 31 December 2011. This included external funds under management, representing 46 per cent of total FUM, of £91.9 billion (quarter to 30 September 2011: £87.3 billion).

        In 2011, M&G attracted gross inflows of £26.0 billion and net inflows of £4.4 billion, with retail funds contributing the lion's share of the net position with £3.9 billion. After two successive years of extremely high net sales, it was M&G's expectation that net fund flows would revert to somewhat lower levels in 2011 especially in light of the economic headwinds experienced over the year. However, while net sales are indeed lower, they remain strong. M&G's ability to maintain this sales performance over the year again demonstrates its strength and depth across all the main asset classes and distribution channels.

        Gross new business wins for the fourth quarter to 31 December 2011 totalled £6.2 billion, compared to £6.4 billion for the previous quarter. Outflows totalled £4.4 billion (quarter to 30 September 2011: £6.7 billion), resulting in net inflows for the quarter of £1.8 billion. This was a positive turnaround on the total net outflow of £288 million experienced in the quarter to 30 September 2011.

Retail

        Volatile market conditions and reduced investor confidence led to a considerable worsening of the sales environment in the overall market during the second half of 2011, in both Europe and the UK, and particularly for equity products.

        The European funds industry suffered net outflows of €69.3 billion in 2011—only the second time in the past decade (net outflows were €298 billion in 2008)(3). This result masks a significant divide between the first half of the year, which saw net inflows of €96 billion, and the second half with net outflows of around €165 billion. It also masks a divide between markets where investors have been the greatest net buyers (notably the UK) and where they have been in significant net outflow (Continental Europe) as 21 out of 33 markets suffered full year outflows.

        Despite this challenging flow environment, M&G's Retail business generated positive net sales in the final quarter. In its core UK market, gross inflows of £2.7 billion were generated over the quarter with corresponding net inflows of over £1.1 billion. Over the full year to 31 December 2011, M&G's UK Retail business has received gross inflows of £11.2 billion, representing an increase of 10 per cent on 2010 levels. At the net level, the UK Retail business recorded inflows of £4.3 billion, a modest fall of only 3 per cent on 2010 results.

        M&G's UK Retail business has been number one for gross and net retail sales over 13 consecutive quarters based on data to 31 December 2011(4). The strength of its UK distribution channels has helped to offset the difficult conditions encountered in mainland Europe, where risk-averse investors have been withdrawing money from funds. M&G's European Retail distribution business did make up lost ground over the fourth quarter with positive net inflows being received. M&G continued to expand its distribution capabilities, registering its OEIC fund range in Finland, Norway and Denmark in the fourth quarter. By retail net sales, M&G ranked ninth out of 48 cross-border groups in 2011(5). M&G-managed retail FUM sourced outside of the UK now stand at £8.2 billion, the equivalent of almost one-fifth of the total retail external funds managed by M&G.

        In product terms, retail fund flows across the industry, affected by the eurozone crisis, have seen muted demand for equity products in aggregate as bond products continue to remain the default choice for risk-averse investors. However, flows into some of M&G's flagship equity products have remained robust in spite of stock market conditions, with investor appetite for M&G's global equity and emerging market products continuing. M&G's Property Portfolio Fund has also benefited from a consistent level of net sales over the full year. It is a core pillar of M&G's business performance that it is able to benefit from changing investor preferences as a result of its diversified product offering. No fewer than 14 of M&G's retail funds, representing all of the main asset classes, achieved net sales in excess of £50 million over the full year.

(3)
Source: Lipper FMI (February 2012, data as at December 2011). FundFlash. Thomson Reuters
(4)
Source: Fundscape. (Q4 issue, February 2012). The Pridham Report. Fundscape LLP
(5)
Source: Lipper FMI. (February 2012, data as at December 2011). SalesWatch. Thomson Reuters

Institutional

        M&G's Institutional business had a strong fourth quarter pushing the business into positive territory for the full year with net inflows of £490 million. The outflows experienced over the year included, as expected, a number of segregated clients withdrawing money from public debt funds due to asset allocation decisions. Additionally, outflows also reflected the contractual return of £696 million in capital to investors in mature closed-ended debt structures.

        M&G's Institutional business continues to benefit from its innovative approach to investment. The Alternative Credit team has raised £200 million of capital for a UK social housing fund, the first fund of its kind to capitalise on the income-generating nature of the sector. This is the second instance of M&G creating a fund to assist organisations starved of bank loans since the onset of the credit crisis. The M&G UK Companies Financing Fund ('UKCFF'), M&G's loan facility for UK quoted companies, has now made total commitments of £710 million across eight loans, five of which were extended over 2011. Total commitments of £1.4 billion have been raised since its launch in 2009.

        The M&G Secured Property Income Fund combines the expertise of both M&G's Fixed Income Team, with its extensive credit research capability, and PRUPIM, the real estate fund management arm of the M&G Group and its core capability in real estate investment analysis. The Fund, which offers pension fund investors an alternative means of managing their inflation liabilities, passed through a net asset value ('NAV') of £1 billion during the final quarter. £350 million in total was added to the NAV in 2011. Fund performance is strong, investor interest remains high and M&G continues to work hard at maintaining a suitable pipeline of acquisition opportunities.

        The following table shows funds managed by M&G at the dates indicated.

	At 31 December
	2011	2010	2009

	£bn	£bn	£bn
Retail fund management	44	42	31
Institutional fund management	48	47	39
Internal fund management	109	109	104

Total	201	198	174

Prudential Capital

        Prudential Capital manages the Group's balance sheet for profit by leveraging Prudential's market position. This business has three strategic objectives: to provide professional treasury services to the Prudential Group; to operate a first-class wholesale and capital markets interface; and to realise profitable opportunities within a tightly controlled risk framework. Prudential Capital generates revenue by providing bridging finance, managing investments and operating a securities lending and cash management business for the Prudential Group and its clients.

        The business has consolidated its position in a period of difficult and volatile markets, focusing on liquidity across the Prudential Group, management of the existing asset portfolio and conservative levels of new investment. Development of new product and infrastructure has continued, helping to maintain the dynamism and flexibility necessary to identify and realise opportunities for profit within acceptable risk parameters. Prudential Capital is committed to working closely with other business units across the Prudential Group to exploit opportunities and increase value creation for Prudential as a whole.

 Group Risk Framework

Risk Management

Introduction

        As a provider of financial services, including insurance, the management of risk lies at the heart of Prudential's business. As a result, effective risk management capabilities represent a key source of competitive advantage for the Group.

        The Group's risk framework includes the Group's appetite for risk exposures as well as its approach to risk management. Under this approach, Prudential continuously assesses the Group's top risks and monitors its risk profile against approved limits. Prudential's main strategies for managing and mitigating risk include asset liability management, using derivatives to hedge relevant market risks, and implementing reinsurance and corporate insurance programmes.

Risk Oversight

Group risk appetite

        Prudential defines and monitors aggregate risk limits based on financial and non-financial stresses for its earnings volatility, liquidity and capital requirements.

        Earnings volatility: the objectives of the limits are to ensure that:

  a.
  the volatility of earnings is consistent with the expectations of stakeholders;

  b.
  the Group has adequate earnings (and cash flows) to service debt, expected dividends and to withstand unexpected shocks; and

  c.
  earnings (and cash flows) are managed properly across geographies and are consistent with funding strategies.

        The two measures used to monitor the volatility of earnings are European Embedded Value (EEV) operating profit and International Financial Reporting Standards (IFRS) operating profit, although EEV and IFRS total profits are also considered.

        Liquidity: the objective is to ensure that the Group is able to generate sufficient cash resources to meet financial obligations as they fall due in business as usual and stressed scenarios.

        Capital requirements: the limits aim to ensure that:

  a.
  the Group meets its internal economic capital requirements;

  b.
  the Group achieves its desired target rating to meet its business objectives; and

  c.
  supervisory intervention is avoided.

        The two measures used are the EU Insurance Groups Directive (IGD) capital requirements and internal economic capital requirements. In addition, capital requirements are monitored on a local statutory basis.

        Prudential's risk appetite framework forms an integral part of its annual business planning cycle. The Group Risk Committee is responsible for reviewing the risks inherent in the Group's business plan and for providing the Board with input on the risk/reward trade offs implicit therein. This review is supported by its Group Risk function, which uses submissions by business units to calculate the Group's aggregated position (allowing for diversification effects between business units) relative to the limits contained within the risk appetite statements.

Risk exposures

        The Group Risk Framework deploys a common risk language, allowing meaningful comparisons to be made between different business units. Risks are broadly categorised as shown below.

Category	Risk type	Definition

Financial risks	Market risk	The risk of loss for the Group's business, or of adverse change in the financial situation, resulting, directly or indirectly, from fluctuations in the level or volatility of market prices of assets and liabilities.
Credit risk

The risk of loss for the Group's business or of adverse change in the financial position, resulting from fluctuations in the credit standing of issuers of securities, counterparties and any debtors in the form of default or other significant credit event (eg downgrade or spread widening).

Insurance risk

The risk of loss for the Group's business or of adverse change in the value of insurance liabilities, resulting from changes in the level, trend, or volatility of a number of insurance risk drivers. This includes adverse mortality, longevity, morbidity, persistency and expense experience.

	Liquidity risk	The risk of the Group being unable to generate sufficient cash resources or raise finance to meet financial obligations as they fall due in business as usual and stress scenarios.

Non-financial risks	Operational risk	The risk of loss arising from inadequate or failed internal processes, or from personnel and systems, or from external events.
	Business environment risk	Exposure to forces in the external environment that could significantly change the fundamentals that drive the business's overall strategy.
	Strategic risk	Ineffective, inefficient or inadequate senior management processes for the development and implementation of business strategy in relation to the business environment and the Group's capabilities.

Financial risks

(a) Market risk

(i) Equity risk

        In the UK business, most of Prudential's equity exposure is incurred in the with-profits fund, which includes a large inherited estate estimated at £6.1 billion as at 31 December 2011 (2010: £6.8 billion), which can absorb market fluctuations and protect the fund's solvency. The inherited estate itself is partially protected against falls in equity markets through an active hedging policy.

        In Asia Prudential's shareholder exposure to equities is minimal and is mainly attributed to revenue from unit-linked products. From a capital perspective, Prudential has a small exposure to falling equity markets from the with-profits businesses.

        In the US, where Jackson is a leading provider of variable annuities, there are well-understood risks associated with the guarantees embedded in its products. Jackson provides guaranteed minimum death benefits (GMDB) on substantially all policies in this class, guaranteed minimum withdrawal benefits (GMWB) on a significant proportion of the book, and guaranteed minimum income benefits (GMIB) on only 5 per cent. To protect the shareholders against the volatility introduced by these embedded options, Jackson uses both a comprehensive hedging programme and reinsurance. The GMIB is no longer offered, with existing coverage being reinsured.

        The Jackson IFRS shareholders' equity and US statutory capital are sensitive to the effects of policyholder behaviour on the valuation of GMWB guarantees, but to manageable levels. For example, at 31 December 2011, on two severe stress test scenarios:

  A halving in lapses of significantly 'in the money' policies would have given rise to indicative reductions of £200 million in IFRS shareholders' equity and £235 million on US statutory capital, or;

  A 10 per cent increase in utilisation by all policyholders would have given rise to indicative reductions of £100 million on IFRS shareholders' equity and £240 million on US statutory capital.

        In its variable annuity sales activities, Jackson focuses on meeting the needs of conservative and risk averse customers who are seeking reliable income in retirement, and who display little tendency to arbitrage their guarantees. These customers generally select conservative investment options. Jackson is able to meet the needs of these customers because of the strength of its operational platform.

        It is Jackson's philosophy not to compete on price; rather, Jackson seeks to sell at a price sufficient to fund the cost it incurs to hedge or reinsure its risks and to achieve an acceptable return for shareholders.

        Jackson uses a macro approach to hedging that covers the risks inherent across the US business. Within this macro approach Jackson makes use of the natural offsets that exist between the variable annuity guarantees and the fixed index annuity book, and then use a combination of OTC options and exchange traded derivatives to hedge the remaining risk, considering significant market shocks and limiting the amount of capital Jackson is putting at risk. Internal positions are generally netted before any external hedge positions are considered. The hedging programme also covers the fees on variable annuity guarantees.

        Jackson hedges the economics of its products rather than the accounting result. This focus means that Jackson accepts a degree of variability in its accounting results in order to ensure it achieves the appropriate economic result. Accordingly, while Jackson's hedges are effective on an economic basis, due to different accounting treatment for the hedges and some of the underlying hedged items on an IFRS basis, the reported income effect is more variable.

(ii) Interest rate risk

        Interest rate risk arises primarily from Prudential's investments in long-term debt and fixed income securities. Interest rate risk also exists in policies that carry investment guarantees on early surrender or at maturity, where claim values can become higher than the value of backing assets as a result of rises or falls in interest rates.

        In the US, there is interest rate risk across the portfolio. The majority of Jackson's fixed annuity and life liabilities allow for an annual reset of the crediting rate, which provides for a greater level of discretion in determining the amount of interest rate risk to assume. The primary concerns with these liabilities relate to potential surrenders when rates increase and, in a low interest environment, the minimum guarantees required by state law. For variable annuities, interest rate changes will influence the level of reserves held for certain guaranteed benefits. With its large fixed annuity and fixed index annuity books, Jackson has natural offsets for its variable annuity interest-rate related risks. Jackson manages interest rate exposure through a combination of interest rate swaps and interest rate options.

        In the UK, the investment policy for the shareholder-backed annuity business is to match the annuity payments with the cash flows from investments. As a result, assets and liabilities are closely matched by duration. The impact on profit of any residual cash flow mismatching can be adversely affected by changes in interest rates; therefore the mismatching position is regularly monitored. The guarantees written in the with profits business also give rise to some interest rate discounting risk (ie falling rates result in an increase in the cost of guarantees) albeit these impacts are in the first instance absorbed by the with-profits fund and not IFRS shareholders' equity.

        The exposure to interest rate risk arising from guarantees in Asia is at modest levels: for some non-unit-linked investment products it may not be possible to hold assets which will provide cash flows to match exactly those relating to policyholder liabilities. This results in a mismatch due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated.

(iii) Foreign exchange risk

        Prudential principally operates in the UK, the US, and in 13 countries and territories in Asia and the Middle East. The geographical diversity of its businesses means that Prudential is inevitably subject to the risk of exchange rate fluctuations. Prudential's international operations in the US and Asia, which represent a significant proportion of its operating profit and shareholders' funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in Prudential's consolidated financial statements when results are expressed in pounds sterling.

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

(b) Credit risk

        In addition to business unit and Group-wide operational limits on credit risk, Prudential monitors closely its counterparty exposures at Group level, highlighting those that are large or of concern. Where appropriate, Prudential will reduce its exposure, purchase credit protection or make use of collateral arrangements to control its levels of credit risk.

        The Group held the following total investments at 31 December 2011.

	2011				2010

	Participating funds	Unit-linked and variable annuities	Shareholder- backed	Total Group	Total Group

	£bn	£bn	£bn	£bn	£bn
Debt securities	57.2	8.9	58.4	124.5	116.4
Equity	26.0	59.9	1.4	87.3	86.6
Property investments	8.5	0.7	1.6	10.8	11.2
Mortgage loans	1.0	—	4.7	5.7	5.0
Other loans	1.7	—	2.3	4.0	4.3
Deposits	7.2	1.5	2.0	10.7	10.0
Other investments	4.5	0.1	3.0	7.6	5.8

Total	106.1	71.1	73.4	250.6	239.3

        The table below presents the balances of investments related to shareholder-backed operations.

	Asia life	UK life	US life	Other	Total

	£bn
Total shareholder-backed investments	7.1	28.5	34.0	3.8	73.4

        Shareholders are not directly exposed to value movements on assets backing participating or unit-linked operations, with sensitivity mainly related to shareholder-backed operations.

(i)    Debt portfolio

        The investments held by the shareholder-backed operations are predominantly debt securities, of which 95 per cent are rated, either externally or internally, as investment grade compared to 95 per cent at 31 December 2010.

        The table below presents the balances of debt securities at 31 December 2011.

	2011	2010

	£m	£m
Insurance operations
UK	77,953	74,304
US	27,022	26,366
Asia	17,681	14,108
Asset management operations	1,842	1,574

Total	124,498	116,352

UK

        The UK's debt portfolio on an IFRS basis is £78.0 billion as at 31 December 2011, including £47.6 billion within the UK with-profits fund. Shareholders' risk exposure to the with-profits fund is limited as the solvency is protected by the large inherited estate. Outside the with-profits fund there is £6.2 billion in unit-linked funds where the shareholders' risk is limited, with the remaining £24.2 billion backing the shareholders' annuity business and other non-linked business (of which 78 per cent is rated AAA to A, 20 per cent BBB and 2 per cent non-investment grade). The UK shareholder-backed portfolio did not experience any default losses in 2011.

US

        The most significant area of exposure to credit risk for the shareholders is Jackson in the US. At 31 December 2011 Jackson's fixed income debt securities portfolio consisted of:

Summary	2011	2010

	£m	£m
Corporate and government security and commercial loans:
Government	2,163	2,440
Publicly traded and SEC Rule 144A securities	16,281	14,747
Non-SEC Rule 144A securities	3,198	3,044

Total	21,642	20,231
Residential mortgage-backed securities (RMBS)	2,591	2,784
Commercial mortgage-backed securities (CMBS)	2,169	2,375
Other debt securities	620	976

Total US debt securities	27,022	26,366

        Of the £19.5 billion of corporate debt 95 per cent is investment grade. Concentration risk within the corporate debt portfolio is low, with the top ten holdings accounting for approximately 4 per cent of the portfolio. Jackson's largest sector exposures in the investment grade corporate debt portfolio are Utilities and Energy each at 15 per cent. Jackson actively manages the portfolio and will sell exposures as events dictate.

        Within the RMBS portfolio of £2.6 billion, the portion guaranteed by US government sponsored agencies is 60 per cent. Another 18 per cent of the portfolio is non-agency prime and Alt-A investments with pre-2006/2007 vintages, where experience has been much more positive than later vintages. Jackson's exposure to the 2006/2007 vintages totals £343 million of which £337 million is invested in the senior part of the capital structure. The actual exposure to non-senior 2006/2007 Prime and Alt-A RMBS is only £6 million. The total RMBS portfolio has an average fair value price of 92 cents on the dollar.

        The CMBS portfolio of £2.2 billion is performing strongly, with 35 per cent of the portfolio rated AAA and only 2 per cent rated below investment grade. The entire portfolio has an average credit enhancement level of 30 per cent. This level provides significant protection, since it means the underlying collateral has to incur a 30 per cent loss, net of recoveries, before Jackson's holding is at risk.

        Jackson's debt securities experienced total credit-related losses in 2011 of £52 million (2010: £213 million). This includes net recoveries on sales of previously impaired bonds of £10 million (2010: loss of £89 million) and IFRS write-downs of £62 million (2010: £124 million). Of this amount of write-downs, £21 million (2010: £71 million) was in respect of RMBS securities. In addition to the amounts for debt securities, there were £28 million (2010: £12 million) of write-downs on Jackson's commercial mortgage loan portfolio. In 2011 and 2010 Jackson did not have any defaults in its debt securities portfolio.

        The impairment process reflects a rigorous review of every bond and security in Jackson's portfolio. The Group's accounting policy requires Jackson to book full mark to market losses on impaired securities through its balance sheet. However, Jackson would expect only a proportion of these losses eventually to turn into defaults, and some of the impaired securities to recover in price over time.

        Jackson's net unrealised gains from debt securities was positive £2,057 million at 31 December 2011, compared to positive £1,210 million at 31 December 2010. The gross unrealised loss position was £246 million at 31 December 2011 (31 December 2010: £370 million). Gross unrealised losses on securities priced at less than 80 per cent of face value totalled £158 million at 31 December 2011 compared to £224 million at 31 December 2010.

Asia

        Asia's debt portfolio totalled £17.7 billion at 31 December 2011. Of this, approximately 70 per cent was in unit-linked and with-profits funds with minimal shareholders' risk. The remaining 30 per cent is shareholder exposure and is invested predominantly (73 per cent) in investment grade bonds. For Asia, the portfolio has performed very well, and did not experience any default losses in 2011.

Asset management

        The debt portfolio of the Group's asset management operations of £1.8 billion as at 31 December 2011 is principally related to Prudential Capital operations. Of this amount £1.5 billion were rated AAA to A- by S&P or Aaa by Moody's.

(ii)   Group shareholder sovereign debt exposure

        Sovereign debt represented 16 per cent or £9.2 billion of the debt portfolio backing shareholder business at 31 December 2011. 43 per cent of this was rated AAA and 94 per cent investment grade. Of the Group's holdings in Continental Europe of £690 million, 87 per cent was AAA rated. Shareholder exposure to the eurozone sovereigns of Portugal, Italy, Ireland, Greece and Spain (PIIGS) is £44 million. The Group does not have any sovereign debt exposure to Greece, Portugal, Ireland or France.

        The exposure of the Group's shareholder and with-profits funds to sovereign debt (including credit default swaps that are referenced to sovereign debt) at 31 December 2011 is as follows.

	Shareholder sovereign debt	With-profits sovereign debt

	£m	£m
Continental Europe

Italy	43	52
Spain	1	33

	44	85
Germany	598	602
Other Europe (principally Isle of Man and Belgium)	48	62

	690	749
United Kingdom	3,254	2,801
United States	2,448	2,615
Other, predominantly Asia	2,850	332

Total	9,242	6,497

(iii)   Exposure to bank debt securities

        Prudential expects that any second order sovereign credit exposures would most likely be concentrated in the banking sector. The Group's bank exposure is a function of its core investment business, as well as of the hedging and other activity undertaken to manage its various financial risks. Prudential relies on public information, such as the results of the July 2011 European Banking Authority (EBA) stress tests to identify banks with large concentrations of indirect exposure.

        Prudential has a range of controls and processes to manage credit exposure. In addition to the control frameworks that cover shareholder and policyholder credit risk within each Business Unit, the

Group Credit Risk Committee oversees shareholder credit risk across the Group. The Committee receives comprehensive management information, including details of counterparty and invested credit exposure (including structured credit and loans), secured and unsecured cash balances, top 30 credit exposures, and an analysis of shareholder exposure by industry/country and rating. The Group Risk function also continually monitors the portfolio for emerging credit risks through various tools and processes.

        Prudential actively mitigates the level of Group wide credit risk (invested credit and counterparty) through a comprehensive system of hard limits, collateralisation agreements and centrally managed 'watch lists'.

        Of the £58.4 billion of debt securities backing shareholder business (excluding holdings attributable to external holders of consolidated unit trusts), 4 per cent or £2.1 billion was in Tier 1 and Tier 2 hybrid bank debt. A further £2.2 billion was in the form of senior debt.

        In terms of shareholder exposures to the bank debt of PIIGS, Prudential held £328 million at 31 December 2011. This comprised £107 million of covered bonds, £59 million senior debt, £16 million Tier 1 debt and £146 million Tier 2 debt. There was no direct exposure to Greek banks.

        The Group held the following direct exposures to banks' debt securities of shareholder-backed business at 31 December 2011.

	Bank debt securities—shareholder-backed business
	Senior debt			Subordinated debt
	Covered	Senior	Total senior debt	Tier 2	Tier 1	Total subordinated debt	Total

	£m	£m	£m	£m	£m	£m	£m

Portugal	—	24	24	—	—	—	24
Ireland	—	13	13	—	—	—	13
Italy	—	11	11	56	14	70	81
Greece	—	—	—	—	—	—	—
Spain	107	11	118	90	2	92	210

	107	59	166	146	16	162	328
Austria	—	—	—	9	—	9	9
Belgium	—	—	—	—	—	—	—
France	2	34	36	78	35	113	149
Germany	—	28	28	1	—	1	29
Luxembourg	—	—	—	—	—	—	—
Netherlands	—	7	7	81	64	145	152
United Kingdom	228	145	373	615	95	710	1,083

Total Europe	337	273	610	930	210	1,140	1,750

United States	—	1,362	1,362	352	2	354	1,716
Other, predominantly Asia	—	246	246	562	33	595	841

Total	337	1,881	2,218	1,844	245	2,089	4,307

        In addition to the exposures held by the shareholder-backed business, the Group held the following banks' securities at 31 December 2011 within its with-profits funds.

	Bank debt securities—participating funds
	Senior debt			Subordinated debt
	Covered	Senior	Total senior debt	Tier 2	Tier 1	Total subordinated debt	Total

	£m	£m	£m	£m	£m	£m	£m

Portugal	—	7	7	—	—	—	7
Ireland	—	—	—	—	—	—	—
Italy	—	45	45	49	2	51	—
Greece	5	—	5	—	—	—	—
Spain	137	—	137	1	—	1	138

	142	52	194	50	2	52	246
Austria	—	—	—	—	—	—	—
Belgium	—	—	—	—	—	—	—
France	—	80	80	47	17	64	144
Germany	—	7	7	—	—	—	7
Luxembourg	—	7	7	—	—	—	7
Netherlands	—	80	80	14	28	42	122
United Kingdom	319	385	704	772	74	846	1,550

Total Europe	461	611	1,072	883	121	1,004	2,076

United States	—	1,378	1,378	396	278	674	2,052
Other, predominantly Asia	1	384	385	341	20	361	746

Total	462	2,373	2,835	1,620	419	2,039	4,874

(iv)  Other possible impacts of a eurozone crisis

        Other knock on impacts of a eurozone crisis may represent some risk to the Group, both in terms of financial market impact and potential operational issues. These third order exposures are intrinsically more difficult to quantify. However, as well as the monitoring routines noted above, Prudential has also developed tools to identify the Group's exposure to counterparties at risk (including contingent credit exposures), and has in place Group-wide processes to facilitate the management of such risks should they materialise.

        In respect of operational risks, Prudential has strong investment operations, counterparty risk and change management capabilities and Prudential is confident in its ability to manage the transition to a new eurozone regime if events require it to do so.

(v)   Loans

        Of the total Group loans of £9.7 billion at 31 December 2011, the following are held by shareholder-backed operations.

	2011			2010
	Mortgage loans	Other loans	Total	Mortgage loans	Other loans	Total

	£bn	£bn	£bn	£bn	£bn	£bn
Asia insurance operations(i)	—	0.4	0.4	—	0.5	0.5
US insurance operations(ii)	3.6	0.6	4.2	3.6	0.6	4.2
UK insurance operations(iii)	1.1	—	1.1	1.0	—	1.0
Asset management operations(iv)	—	1.3	1.3	—	1.4	1.4

Total loans held by shareholder-backed operations	4.7	2.3	7.0	4.6	2.5	7.1

(i)
The majority of Asia insurance operations loans are commercial loans held by the Malaysian operation that are rated investment grade by two local rating agencies.

(ii)
All commercial mortgage loans held by US insurance operations are collateralised by properties. The US commercial mortgage loan portfolio does not include any single-family residential mortgage loans and therefore is not exposed to the risk of defaults associated with residential sub-prime mortgage loans. Jackson incurred impairments of £28 million on its commercial mortgage book (2010: £12 million). Other loans represents policy loans.

(iii)
The majority of mortgage loans held by UK insurance operations are mortgage loans collateralised by properties.

(iv)
Relates to bridging loan finance managed by Prudential Capital.

(vi)  Counterparty credit risk

        The Group enters into a variety of exchange traded and over-the-counter derivative financial instruments, including futures, options, forward currency contracts and swaps such as interest rate swaps, cross-currency swaps, swaptions and credit default swaps.

        All over-the-counter derivative transactions, with the exception of some Asian transactions, are conducted under standardised ISDA (International Swaps and Derivatives Association Inc) master agreements and the Group has collateral agreements between the individual Group entities and relevant counterparties in place under each of these market master agreements.

        The Group's exposure to derivative counterparty credit risk is subject to the same framework of Group-wide operational limits and monitoring as its invested credit risk. Where appropriate, Prudential will reduce its exposure, purchase credit protection or make use of additional collateral arrangements to control its levels of counterparty credit risk.

(c) Insurance risk

        The processes of determining the price of Prudential's products and reporting the results of its long-term business operations requires Prudential to make a number of assumptions. In common with other industry players, the profitability of Prudential's businesses depends on a mix of factors including mortality and morbidity trends, persistency, investment performance, unit cost of administration and new business acquisition expenses.

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

(d) Liquidity risk

        The parent company has significant internal sources of liquidity which are sufficient to meet all of its expected requirements for the foreseeable future without having to make use of external funding. In aggregate the Group has £2.1 billion of undrawn committed facilities, expiring between 2013 and 2017. In addition, the Group has access to liquidity via the debt capital markets. For example, Prudential plc issued US$550 million perpetual subordinated Tier 1 securities in January 2011. Prudential also has in place an unlimited commercial paper programme and has maintained a consistent presence as an issuer in this market for the last decade. Liquidity uses and sources have been assessed at the Group and at a business unit level under base case and stressed assumptions. The liquidity resources available and the subsequent Liquidity Coverage Ratio (LCR) have been assessed to be sufficient under both sets of assumptions.

Non-financial risk

        Prudential is exposed to operational, business environment and strategic risk in the course of running its businesses.

        With regard to operational risk, the Group is dependent on processing a large number of complex transactions across numerous diverse products, and is subject to a number of different legal and regulatory, including tax, regimes. Prudential also has a significant number of third-party relationships that are important to the distribution and processing of its products, both as market counterparties and as business partners. This results in reliance upon the operational performance of these outsourcing partners.

        Prudential's systems and processes incorporate controls that are designed to manage and mitigate the operational risks associated with its activities. The Prudential Group Governance Manual was developed to make a key contribution to the sound system of internal control that the Group is expected to maintain under the UK Corporate Governance Code and the Hong Kong Code on Corporate Governance Practices. Group Head Office and business units confirm that they have implemented the necessary controls to evidence compliance with the Manual.

        The Group has an operational risk management framework in place that facilitates both the qualitative and quantitative analysis of operational risk exposures. The output of this framework, in particular management information on key operational risk and control assessments, scenario analysis, internal incidents and external incidents, is reported by the business units and presented to the Group Operational Risk Committee. This information also supports business decision-making and lessons-learned activities; the ongoing improvement of the control environment; and determination of the adequacy of Prudential's corporate insurance programme.

        With regard to business environment risk, the Group has a wide-ranging programme of active and constructive engagement with governments, policymakers and regulators in its key markets and with relevant international institutions. Such engagement is undertaken both directly and indirectly via trade associations. The Group has procedures in place to monitor and track political and regulatory developments. Where appropriate, the Group provides submissions and technical input to officials and others, either via submissions to formal consultations or through interactions with officials.

        With regard to strategic risk, both business units and the Group Head Office are required to adopt a forward-looking approach to risk management by performing risk assessments as part of the annual strategic planning process. This supports the identification of potential threats and the initiatives needed to address them, as well as competitive opportunities. The impact on the underlying businesses and/or Group-wide risk profile is also considered to ensure that strategic initiatives are within the Group's risk appetite.

        Solvency II represents a regulatory risk due to the uncertainty of what the rules will be when finalised, their potential impacts, and the timing of their introduction. The risks are that the Group may not be able to respond sufficiently quickly to the strategic implication of the change given levels of uncertainty around the content and timing; operational risk in terms of the scale and complexity of the delivery and uncertainty over timelines; and the additional capital that the Group may be required to hold. Solvency II is covered in more detail in the Capital Management section below.

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

        Prudential's capital position remains strong. Prudential has continued to place emphasis on maintaining the Group's financial strength through optimising the balance between writing profitable new business, conserving capital and generating cash. Prudential estimates that its IGD capital surplus is £4.0 billion at 31 December 2011 (before taking into account the 2011 final dividend), with available capital covering its capital requirements 2.75 times. This compares to a capital surplus of £4.3 billion at the end of 2010 (before taking into account the 2010 final dividend).

        The movements during 2011 mainly comprise:

  •
  Net capital generation mainly through operating earnings (in-force releases less investment in new business, net of tax) of £1.5 billion;

        Offset by:

  •
  Investment market related impacts of £0.6 billion;

  •
  Final 2010 dividend of £0.4 billion and interim 2011 dividend of £0.2 billion;

  •
  External financing costs and other central costs, net of tax, of £0.5 billion; and

  •
  Net impact of £0.1 billion arising from issuance of the $550 million perpetual subordinated Tier 1 securities in January 2011 and repayment of the €500 million subordinated notes in December 2011.

        Prudential continues to have further options available to it to manage available and required capital. These could take the form of increasing available capital (for example, through financial reinsurance) or reducing required capital (for example, through the mix and level of new business) and the use of other risk mitigation measures such as hedging and reinsurance.

        In addition to its strong capital position, on a statutory (Pillar 1) basis, the total credit reserve for the UK shareholder annuity funds also protects its capital position in excess of the IGD surplus. This credit reserve as at 31 December 2011 was £2.0 billion. This credit risk allowance represents 33 per cent of the bond portfolio spread over swap rates, compared to 43 per cent as at 31 December 2010.

Stress testing

        As at 31 December 2011, stress testing of Prudential's IGD capital position to various events has the following results:

  •
  An instantaneous 20 per cent fall in equity markets from 31 December 2011 levels would reduce the IGD surplus by £350 million;

  •
  A 40 per cent fall in equity markets (comprising an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four-week period) would reduce the IGD surplus by £900 million;

  •
  A 100 bps reduction (subject to a floor of zero) in interest rates would reduce the IGD surplus by £650 million; and

  •
  Credit defaults of ten times the expected level would reduce IGD surplus by £500 million.

        Prudential believes that the results of these stress tests, together with the Group's strong underlying earnings capacity, its established hedging programmes and its additional areas of financial flexibility, demonstrate that it is in a position to withstand significant deterioration in market conditions.

        Prudential also uses an economic capital assessment to monitor its capital requirements across the Group, allowing for realistic diversification benefits and continue to maintain a strong position. This assessment provides valuable insights into its risk profile.

Solvency II

        The European Union (EU) is developing a new solvency framework for insurance companies, referred to as 'Solvency II'. The Solvency II Directive, which sets out the new framework, was formally approved by the Economic and Financial Affairs Council in November 2009 and is anticipated to be transposed into local regulations and take effect for supervisors from 2013, with implementation currently anticipated from 2014. The new approach is based on the concept of three pillars—minimum capital requirements, supervisory review of firms' assessments of risk, and enhanced disclosure requirements.

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

        A key aspect of Solvency II is that the assessment of risks and capital requirements are intended to be aligned more closely with economic capital methodologies. Companies may be allowed to make use of internal economic capital models if approved by the local regulator.

        The European Parliament is currently discussing the Omnibus II Directive which, once approved, will amend certain aspects of the Solvency II Directive, including the anticipated implementation date as described above. The Omnibus II Directive is expected to be finalised during 2012.

        In addition the European Commission is continuing to develop, in consultation with stakeholders including industry, detailed rules that complement the high-level principles in the Solvency II Directive, referred to as 'implementing measures'. These are not expected to be finalised until later in 2012. Further guidance and technical standards are also currently being developed by the European Insurance and Occupational Pensions Authority (EIOPA). These are expected to be subject to a formal consultation and are unlikely to be finalised before early 2013.

        There remains significant uncertainty regarding the outcome from this process. In particular, the Solvency II rules relating to the determination of the liability discount rate and to the treatment of US business remain unclear and Prudential's capital position is sensitive to these outcomes. With reference to the liability discount rate, solutions to remove artificial volatility from the balance sheet have been suggested by policymakers as the regulations continue to evolve. These solutions, along with transitional arrangements for the treatment of the US business, are continuing to be considered by the European Parliament as part of the process to reach agreement on the Omnibus II Directive. There is a risk that the effect of the final measures could be adverse for Prudential, including potentially that a significant increase in capital may be required to support its business and that Prudential may be placed at a competitive disadvantage to other European and non-European financial services groups. Prudential is actively participating in shaping the outcome through its involvement in industry bodies and trade associations, including the Chief Risk Officer and Chief Financial Officer Forums, together with the Association of British Insurers (ABI) and Insurance Europe (formerly known as the Comité Européen des Assurances).

        Having assessed the requirements of Solvency II, an implementation programme was initiated with dedicated teams to manage the required work across the Group. The activity of the local Solvency II teams is being coordinated centrally to achieve consistency in the understanding and application of the requirements. Prudential is continuing its preparations to adopt the regime when it eventually arrives and are undertaking in parallel an evaluation of the possible actions to mitigate its effects. Prudential regularly reviews its range of options to maximise the strategic flexibility of the Group. This includes consideration of optimising the Group's domicile, including as a possible response to an adverse outcome on Solvency II.

        Over the coming months Prudential will be progressing its implementation and remaining in regular contact with the FSA as it continues to engage in the 'pre-application' stage of the approval process for the internal model.

Capital allocation

        Prudential's approach to capital allocation takes into account a range of factors, especially risk adjusted returns on capital, the impact of alternative capital measurement bases (accounting, regulatory, economic and ratings agency assessments), tax efficiency, and wider strategic objectives.

        Prudential optimises capital allocation across the Group by using a consistent set of capital performance metrics across all business units to ensure meaningful comparison. Capital utilisation, return on capital and new business value creation are measured at a product level. The use of these capital performance metrics is embedded into the Group's decision-making processes for product design and product pricing.

        Prudential's capital performance metrics are based on economic capital, which provides a view of its capital requirements across the Group, allowing for realistic diversification benefits. Economic capital also provides valuable insights into its risk profile and is used both for risk measurement and capital management.

Risk mitigation and hedging

        Prudential manages its actual risk profile against its tolerance of risk. To do this, Prudential maintains risk registers that include details of the risks Prudential has identified and of the controls and mitigating actions it employs in managing them. Any mitigation strategies involving large transactions such as a material derivative transaction are subject to review at Group level before implementation.

        Prudential uses a range of risk management and mitigation strategies. The most important of these include: adjusting asset portfolios to reduce investment risks (such as duration mismatches or overweight counterparty exposures); using derivatives to hedge market risks; implementing reinsurance programmes to manage insurance risk; implementing corporate insurance programmes to limit the impact of operational risks; and revising business plans where appropriate.

Risk Governance

Organisation

        Prudential's risk governance framework requires that all of the Group's businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group. The framework is based on the concept of 'three lines of defence' (LoD): risk management, risk oversight and independent assurance.

Board
Board
Nomination Committee
Remuneration Committee
Group Risk Committee
Group Audit Committee
1st Line of Defence
2nd Line of Defence
3rd Line of Defence
Executives
Group CEO
GEC
BSCMC
CFO
GERC
Group CRO
Management
GCRC
GORC
STOC
Group Security
Group Compliance
Group Risk
Group-wide Internal Audit

KEY

- Board-level Committees
- Executive personnel
- Exec / Management Committees
- GHO Functions

- Direct Reporting Line
- Regular Communication and Escalation

GEC: Group Executive Committee
BSCMC: Balance Sheet & Capital Management Committee
GERC: Group Executive Risk Committee
GCRC: Group Credit Risk Committee
GORC: Group Operational Risk Committee
STOC: Solvency II Technical Oversight Committee (permanent successor to Technical Assurance Committee)

        The primary responsibility for strategy, performance management and risk control lies with the Board, which has established the Risk Committee to assist in providing leadership, direction and oversight, and with the Group Chief Executive and the chief executives of each business unit.

Risk management (1st LoD):

        Balance Sheet and Capital Management Committee:

        Meets monthly to monitor the Group's liquidity and oversee the activities of Prudential Capital.

Risk oversight (2nd LoD):

        Risk exposures are monitored and reviewed by Group-level risk committees chaired by the Group Chief Risk Officer or the Chief Financial Officer.

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

        Solvency II Technical Oversight Committee: Will be created when the Solvency II programme is complete, to provide ongoing technical oversight and advice to the executive and the Board in carrying out their duties with regard to the Group's Internal Model.

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

Independent assurance (3rd LoD):

        Group Audit Committee: The committee, supported by Group-wide Internal Audit, provides independent assurance and oversight of the effectiveness of the Group's system of internal control and risk management.

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

        Material risks will only be retained where this is consistent with Prudential's risk appetite framework and its philosophy towards risk-taking, that is:

  •
  the retention of the risk contributes to value creation,

  •
  the Group is able to withstand the impact of an adverse outcome,

  •
  the Group has the necessary capabilities, expertise, processes and controls to manage the risk.

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

        Culture: Foster a risk management culture, providing quality assurance and facilitating the sharing of best practice risk measurement and management across the Group.

Reporting

        The Group's economic capital position and overall position against risk limits is reviewed regularly by the Group Executive Risk Committee. Key economic capital metrics, as well as risk-adjusted profitability information, are included in business plans, which are reviewed by the Group Executive Committee and approved by the Board.

        The Group Risk Committee is provided with regular reports on the activities of the Group Risk function and where it affects the results of assurances under Turnbull, the Group Audit Committee receives appropriate reporting. Reports to the Group Risk Committee include information on the activities of the Group Executive Risk Committee, the Group Operational Risk Committee and Group Credit Risk Committee, as well as reports from Group-wide Internal Audit.

        Group Head Office oversight functions have clear escalation criteria and processes for the timely reporting of risks and incidents by business units. As appropriate, these risks and incidents are escalated to the various Group-level risk committees and the Board.

        Internal business unit routine reporting requirements vary according to the nature of the business. Each business unit is responsible for ensuring that its risk reporting framework meets both the needs of the business unit (for example, reporting to the business unit risk and audit committees) and the minimum standards set by the Group (for example, to meet Group-level reporting requirements).

        Business units review their risks as part of the annual preparation of their business plans, and review opportunities and risks against business objectives regularly with Group Head Office. Group Risk reviews and reports to Group Head Office on the impact of large transactions or divergences from the business plan.

Investments

General

        The overall financial strength of Prudential and the results, both current and future, of the insurance business are in part dependent upon the quality and performance of the various investment portfolios in the United Kingdom, the United States and Asia.

Prudential's Total Investments

        The following table shows Prudential's insurance and non-insurance investments, net of derivative liabilities, at 31 December 2011. In addition, at 31 December 2011 Prudential had £99.8 billion of external mutual funds under management. Assets held to cover linked liabilities relate to unit-linked and variable annuity products. In this table, investments are valued as set out in note A4 to the consolidated financial statements in Item 18.

	At 31 December 2011
	UK Insurance	US Insurance	Asia Insurance	Total Insurance	Asset Management(a)	Other	Total per consolidated statement of financial position	Less: assets to cover linked liabilities and external unit holders(b)	Group excluding assets to cover linked liabilities and external unit holders

	(£ million)
Investment properties	10,712	35	10	10,757	—	—	10,757	(954)	9,803
Investments accounted for using the equity method	70	—	—	70	—	—	70	—	70
Financial investments:
Loans	3,115	4,110	1,233	8,458	1,256	—	9,714	—	9,714
Equity securities	36,722	38,036	11,997	86,755	594	—	87,349	(53,088)	34,261
Debt securities	77,953	27,022	17,681	122,656	1,842	—	124,498	(15,908)	108,590
Other investments	4,568	2,376	470	7,414	78	17	7,509	(114)	7,395
Deposits	9,287	167	1,165	10,619	89	—	10,708	(1,544)	9,164

Total financial investments	131,645	71,711	32,546	235,902	3,859	17	239,778	(70,654)	169,124

Total investments	142,427	71,746	32,556	246,729	3,859	17	250,605	(71,608)	178,997
Derivative liabilities	(1,298)	(887)	(480)	(2,665)	(182)	(207)	(3,054)	103	(2,951)

Total investments	141,129	70,859	32,076	244,064	3,677	(190)	247,551	(71,505)	176,046

(a)
Investments held by asset management operations are further split in note E2 to the consolidated financial statements in Item 18.

(b)
Prudential's Group statement of financial position includes the line by line investments of unit-linked and the consolidated unit-trusts and similar funds. In the table above, these amounts have been deducted in deriving the underlying investments in the right-hand column.

        The disclosure below has been provided on a consistent basis as that included in previous Form 20-F submissions, with analysis focusing on the investments attributable to shareholders and consequently excluding those held to cover linked liabilities or attributable to unit holders of consolidated unit trusts and similar funds.

        In addition to the detail provided below further analysis is included in the consolidated financial statements, in accordance with IFRS 7 'Financial Instruments: Disclosures'. The further analysis is included in notes D2, D3, D4, E2, G1 and G2 to Prudential's consolidated financial statements in Item 18.

 Prudential's Average Investment Return

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

	Year Ended 31 December
	2011		2010		2009
	Average investment return	Amount	Average investment return	Amount	Average investment return	Amount

		(£ million)		(£ million)		(£ million)
Investment properties
Net investment income	5.6%	557	5.6%	564	6.6%	700
Net realised investment (losses) gains	(1.0)%	(101)	0%	4	(0.6)%	(63)
Net unrealised investment gains (losses)	3.5%	354	5.2%	527	(0.7)%	(76)

Ending assets		9,803		10,260		10,021

Investments accounted for using the equity method
Net realised investment gains	0%	—	78.5%	30	0%	—

Ending assets		70		71		6

Loans
Net investment income	4.7%	442	5.2%	469	4.8%	461
Net realised investment gains (losses)	0%	1	(0.3)%	(26)	(1.1)%	(105)
Net unrealised investment gains (losses)	0.5%	46	(0.1)%	(10)	0%	—

Ending assets		9,714		9,261		8,727

Equity securities
Net investment income	2.8%	995	2.6%	948	3.9%	1,373
Net realised investment gains	4.2%	1,505	4.2%	1,500	5.5%	1,905
Net unrealised investment (losses) gains	(11.0)%	(3,959)	6.6%	2,368	14.8%	5,165

Ending assets		34,261		37,800		33,837

Debt securities
Net investment income	4.9%	5,168	5.1%	4,823	6.9%	5,939
Net realised investment gains (losses)	1.9%	2,038	1.5%	1,422	(0.7)%	(572)
Net unrealised investment gains	2.6%	2,776	2.3%	2,209	3.9%	3,380

Ending assets		108,590		101,398		88,387

Other investments (including derivative liabilities)
Net investment income	9.7%	394	0.3%	13	1.2%	32
Net realised investment gains (losses)	0.6%	23	(11.0)%	(403)	(20.0)%	(541)
Net unrealised investment gains (losses)	8.5%	347	8.2%	299	(0.8)%	(23)

Ending assets, net of derivative liabilities		4,444		3,693		3,604

Deposits
Net investment income	0.8%	78	0.5%	56	0.7%	64

Ending assets		9,164		9,202		11,891

Total
Net investment income	4.4%	7,634	4.2%	6,874	5.5%	8,569
Net realised investment gains	2.0%	3,466	1.5%	2,526	0.4%	624
Net unrealised investment (losses) gains	(0.3)%	(436)	3.3%	5,394	5.4%	8,446

Ending assets, net of derivative liabilities		176,046		171,685		156,473

Prudential's Insurance Investment Strategy and Objectives

        Prudential's insurance investments support a range of businesses operating in many geographic areas. Each of the operations formulates a strategy based on the nature of its underlying liabilities, its level of capital and its local regulatory requirements.

 Internal funds under management

        Prudential manages 80 per cent of its group funds principally through its fund management businesses, M&G in the United Kingdom, PPM America in the United States and Eastspring Investments in Asia. The remaining 20 per cent of the Group's funds mainly relate to assets held to back unit-linked, unit trust and variable annuity liabilities.

        In each of the operations, local management analyses the liabilities and determines asset allocation, benchmarks and permitted deviations from these benchmarks appropriate for its operation. These benchmarks and permitted deviations are agreed with internal fund managers, who are responsible for implementing the specific investment strategy through their local fund management operations.

Investments Relating to UK Insurance Business

Strategy

        In the United Kingdom, Prudential tailors its investment strategy for long-term business, other than unit-linked business, to match the type of product a portfolio supports. The primary distinction is between with-profits portfolios and non-participating portfolios, which include the majority of annuity portfolios. Generally, the objective is to maximise returns while maintaining investment quality and asset security and adhering to the appropriate government regulations.

        Consistent with the product nature, in particular regarding guarantees, the with-profits fund's investment strategy emphasises a well-diversified equity portfolio (containing some international equities), real estate (predominantly in the United Kingdom), UK and international fixed income securities and cash.

        For Prudential's UK pension annuities business and other non-participating business the objective is to maximise profits while ensuring stability by closely matching the cash flows of assets and liabilities. To achieve this matching, the strategy is to invest in fixed income securities of appropriate maturity dates.

        For Prudential's unit-linked business, the primary objective is to maximise investment returns subject to following an investment policy consistent with the representations Prudential has made to its unit-linked product policyholders.

Investments

        The following table summarises the total investments, net of derivative liabilities, of the UK insurance business at 31 December 2011.

	At 31 December 2011
	SAIF	PAC	Other	Total	Less: assets to cover linked liabilities and external unit holders Less:(a)	Total excluding assets to cover linked liabilities and external unit holders

	(£ million)
Investment properties	571	7,890	2,251	10,712	(954)	9,758
Investment accounted for using the equity method	—	—	70	70	—	70
Financial investments:
Loans	143	1,830	1,142	3,115	—	3,115
Equity securities	2,448	20,855	13,419	36,722	(13,017)	23,705
Debt securities	4,349	43,329	30,275	77,953	(6,433)	71,520
Other investments	281	3,856	431	4,568	(88)	4,480
Deposits	693	6,391	2,203	9,287	(966)	8,321

Total financial investments	7,914	76,261	47,470	131,645	(20,504)	111,141

Total investments	8,485	84,151	49,791	142,427	(21,458)	120,969
Derivative liabilities	(72)	(939)	(287)	(1,298)	98	(1,200)

Total investment, net of derivative liabilities	8,413	83,212	49,504	141,129	(21,360)	119,769

(a)
Please refer to the notes in the total Group investments table.

        The following table shows additional analysis of the investments relating to Prudential's UK insurance business, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, at 31 December 2011. The 'Other' column includes investments relating to solvency capital of unit-linked funds and investments relating to non-life long-term business.

	At 31 December 2011
	With- Profits	PRIL	SAIF	Other	Total	Total %

	(£ million)
Investment properties	7,799	1,133	571	255	9,758	8.1
Investments accounted for using the equity method	—	—	—	70	70	0.1
Financial investments:
Loans:
Mortgage loans	1,006	36	30	1,101	2,173
Policy loans	11	—	9	—	20
Other loans	813	5	104	—	922

Total loans and receivables	1,830	41	143	1,101	3,115	2.6

Equity securities:
United Kingdom:
Listed	12,681	2	1,546	98	14,327
Unlisted	450	—	45	1	496

Total United Kingdom	13,131	2	1,591	99	14,823	12.4

International:
United States	1,810	—	170	—	1,980
Europe (excluding the United Kingdom)	3,310	2	311	—	3,623
Japan	810	—	105	—	915
Pacific (excluding Japan)	916	—	129	5	1,050
Other	1,171	1	142	—	1,314

Total international	8,017	3	857	5	8,882	7.4

Total equity securities	21,150	5	2,448	104	23,705	19.8

Debt securities:
UK government	2,599	2,122	204	615	5,540
US government	69	—	182	—	251
Other	40,348	18,984	3,963	2,434	65,729

Total debt securities	43,016	21,106	4,349	3,049	71,520	59.7

Other investments:
Other financial investments	2,754	—	281	5	3,040
Derivative assets	1,039	334	63	4	1,440

Total other investments	3,793	334	344	9	4,480	3.7

Deposits	6,391	872	693	365	8,321	6.9

Total investments	83,977	23,491	8,548	4,953	120,969	101.0

Derivative liabilities	(905)	(222)	(72)	(1)	(1,200)	(1.0)

Total investment, net of derivative liabilities	83,073	23,269	8,476	4,952	119,769	100.0

Equity Securities

        Prudential's UK insurance operations, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, had £23,705 million invested in equities at 31 December 2011. Most of these equities support Prudential Assurance's with-profits fund and the SAIF fund, both of which are managed using the same general investment strategy.

        The following table shows the geographic spread of this equity portfolio by market value in accordance with the policies described in note A4 to the consolidated financial statements in Item 18.

	At 31 December 2011
	Market Value

	(£ million)	(%)
United Kingdom	14,823	62.5
United States	1,980	8.4
Europe (excluding United Kingdom)	3,623	15.3
Japan	915	3.9
Pacific (excluding Japan)	1,050	4.4
Other	1,314	5.5

Total	23,705	100.0

        The UK equity holdings are well diversified. Prudential held equities in 390 UK companies at 31 December 2011. The ten largest holdings in UK equities at 31 December 2011 amounted to £5,961 million, accounting for 25.1 per cent of the total UK equity holdings of £23,705 million supporting the UK insurance operations. The following table shows the market value of the ten largest holdings in UK equities at 31 December 2011.

	At 31 December 2011
	Market Value

	(£ million)	(%)
BP	876	3.7
Vodafone Group	833	3.5
GlaxoSmithKline	732	3.1
British American Tobacco	691	2.9
Royal Dutch Shell	690	2.9
HSBC Holdings	572	2.4
Rio Tinto	558	2.4
B G Group	356	1.5
Astrazeneca	341	1.4
Tesco	312	1.3

Total	5,961	25.1

        A wide variety of industry sectors are represented in Prudential's equity portfolio. At 31 December 2011, within the £14,823 million in UK equities supporting the UK insurance operations, Prudential had £12,000 million, or 80.1 per cent of the holdings, invested in ten industries. The following table shows the primary industry concentrations based on market value of the portfolio of UK equities relating to the UK insurance business at 31 December 2011.

	At 31 December 2011
	Market Value

	(£ million)	(%)
Oil & gas producers	2,574	10.9
Banks	1,709	7.2
Pharmaceuticals & biotechnology	1,589	6.7
Mining	1,493	6.3
Mobile telecommunications	1,042	4.4
Tobacco	1,032	4.4
Travel & leisure	717	3.0
Gas, water & multi utilities	623	2.6
Aerospace & defence	615	2.6
Support services	606	2.6

Total	12,000	50.7

Debt Securities

        At 31 December 2011, of the debt securities held by the UK insurance operations, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, 91.9 per cent were issued by corporations and overseas governments other than the US, 7.7 per cent were issued or guaranteed by the UK government and 0.4 per cent were issued or guaranteed by the US government. These guarantees relate only to payment and, accordingly, do not provide protection against fluctuations in market price that may occur during the term of the fixed income securities.

        The following table shows the market value of the debt securities portfolio by maturity at 31 December 2011, in accordance with the policies described in note A4 to the consolidated financial statements in Item 18.

	At 31 December 2011
	Market Value

	(£ million)	(%)
Securities maturing:
Within one year	1,089	1.5
Over one year and up to five years	8,405	11.7
Over five years and up to ten years	16,860	23.6
Over ten years and up to fifteen years	10,141	14.2
Over fifteen years	35,025	49.0

Total debt securities	71,520	100.0

        The following table shows debt securities by rating:

	At 31 December 2011
	Market Value

	(£ million)	(%)
S&P—AAA	9,226	12.8
S&P—AA+ to AA-	7,835	11.0
S&P—A+ to A-	19,933	27.9
S&P—BBB+ to BBB-	14,741	20.6
S&P—Other	2,985	4.2

	54,720	76.5

Moody's—Aaa	6,525	9.1
Moody's—Aa1 to Aa3	563	0.8
Moody's—A1 to A3	957	1.3
Moody's—Baa1 to Baa3	956	1.3
Moody's—Other	205	0.3

	9,206	12.8

Fitch	466	0.7
Other	7,128	10.0

Total debt securities	71,520	100.0

        Where no external ratings are available, internal ratings produced buy the Group's asset management operation, which are prepared on the Company's assessment of a comparable basis to external ratings, are used where possible. Further information is provided in note D2(d) to the consolidated financial statements in Item 18.

Real Estate

        At 31 December 2011, Prudential's UK insurance operations, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, had £9,758 million of investments in real estate. The following table shows the real estate portfolio by type of investment. The real estate investments are shown at market value in accordance with the policies described in note A4 to the consolidated financial statements in Item 18.

	At 31 December 2011
	Market Value

	(£ million)	(%)
Office buildings	3,946	40.4
Shopping centers/commercial	4,018	41.2
Retail warehouses/industrial	1,274	13.1
Development	383	3.9
Other	137	1.4

Total	9,758	100

        Approximately 40.8 per cent of the UK held real estate investment is located in London and Southeast England with 41.7 per cent located throughout the rest of the UK and the remaining 17.5 per cent located overseas.

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

Investments

        The following table shows total investments, net of derivative liabilities, relating to the US insurance operations at 31 December 2011.

	31 December 2011
	Variable annuity separate account assets	Fixed annuity, GIC and other business	Total

		(£ million)
Investment properties	—	35	35
Financial investments:
Loans	—	4,110	4,110
Equity securities	37,833	203	38,036
Debt securities	—	27,022	27,022
Other investments	—	2,376	2,376
Deposits	—	167	167

Total financial investments	37,833	33,878	71,711

Total investments	37,833	33,913	71,746
Derivative liabilities	—	(887)	(887)

Total investment, net of derivative liabilities	37,833	33,026	70,859

        The following table further analyses the investments, net of derivative liabilities of the US insurance operations, excluding the separate account investments supporting the variable annuity business, at 31 December 2011.

	31 December 2011

	(£ million)	(%)
Non-institutional
Investment properties	35	0.1
Loans	3,824	11.6
Equity securities	145	0.4
Corporate securities	17,720	53.7
Government securities	2,149	6.5
Residential mortgage-backed securities	2,447	7.4
Commercial mortgage-backed securities	1,925	5.8
Other debt securities	511	1.5

Total debt securities	24,752	87.0

Other investments	2,149	6.5
Deposits	167	0.5
Derivative liabilities	(528)	(1.6)

Total non-institutional	30,544	92.5

Institutional
Investment properties	—	—
Loans	286	0.9
Equity securities	58	0.2
Corporate securities	1,759	5.3
Government securities	14	—
Residential mortgage-backed securities	144	0.4
Commercial mortgage-backed securities	244	0.7
Other debt securities	109	0.3

Total debt securities	2,270	7.8

Other investments	227	0.7
Deposits	—	—
Derivative liabilities	(359)	(1.1)

Total institutional	2,482	7.5

Total
Investment properties	35	0.1
Loans	4,110	12.4
Equity securities	203	0.6
Corporate securities	19,479	59
Government securities	2,163	6.5
Residential mortgage-backed securities	2,591	7.8
Commercial mortgage-backed securities	2,169	6.6
Other debt securities	620	1.9

Total debt securities	27,022	94.9

Other investments	2,376	7.2
Deposits	167	0.5
Derivative liabilities	(887)	(2.7)

Total	33,026	100.0

        Under IFRS, debt securities are shown at fair value and loans are at amortised cost. Equity securities and investment properties are shown at fair value. The fair value of unlisted securities is estimated by Jackson using independent pricing services or analytically determined values.

Debt Securities

Corporate Securities

        At 31 December 2011, the US insurance operations had £19,479 million of corporate securities representing 59.0 per cent of US insurance operations total investments excluding separate account investments. Of the £19,479 million, £16,281 million consisted of debt securities that are publicly traded or trade under Rule 144A under the Securities Act of 1933, as amended ('Rule 144A') and £3,198 million consisted of investments in non-Rule 144A privately placed fixed income securities.

        For statutory reporting in the US, debt securities are classified into six quality categories specified by the Securities Valuation Office of the National Association of Insurance Commissioners (NAIC). The categories range from Class 1 (the highest) to Class 6 (the lowest). Performing securities are designated as Classes 1 to 5. Securities in or near default are designated Class 6. Securities designated as Class 3, 4, 5 and 6 are non-investment grade securities. Generally, securities rated AAA to A by nationally recognised statistical ratings organisations are reflected in Class 1, BBB in Class 2, BB in Class 3 and B and below in Classes 4 to 6. If a designation is not currently available from the NAIC, Jackson's investment adviser, PPM America, provides the designation for the purposes of disclosure below.

        The following table shows the quality of the publicly traded and SEC Rule 144A debt securities by NAIC classifications:

	2011		2010
	Carrying value		Carrying value

	£m	% of total	£m	% of total
NAIC designation:
1	6,338	39	5,338	36
2	9,002	55	8,550	58
3	723	5	644	5
4	204	1	201	1
5	10	—	11	—
6	4	—	3	—

	16,281	100	14,747	100

        The following table shows the quality of the non-SEC Rule 144A private placement portfolio by NAIC classifications:

	2011		2010
	Carrying value		Carrying value

	£m	% of total	£m	% of total
NAIC designation:
1	1,262	39	1,125	37
2	1,835	58	1,772	58
3	81	3	114	4
4	8	—	18	1
5	12	—	13	—
6	—	—	2	—

	3,198	100	3,044	100

Residential Mortgage-Backed Securities

        At 31 December 2011, the US insurance operations had £2,591 million of residential mortgage-backed securities, representing 7.8 per cent of US insurance operations total investments, excluding separate account investments. At 31 December 2011, of the £2,591 million, 7.3 per cent of this total were rated AAA. (Standard & Poor's ratings have been used where available and for securities where Standard & Poor's ratings are not immediately available, those produced by Moody's and then Fitch have been used as an alternative).

        The primary investment risk associated with residential mortgage-backed securities is that a change in the interest rate environment or other economic conditions could cause payment of the underlying obligations to be made slower or quicker than was anticipated at the time of their purchase. If interest rates decline, then this risk is called 'pre-payment risk' and the underlying obligations will generally be repaid quicker when the yields on reinvestment alternatives are lower. Alternatively, if interest rates rise, the risk is called 'extension risk' and the underlying obligations will generally be repaid slower when reinvestment alternatives offer higher returns. Residential mortgage-backed securities offer additional yield to compensate for these risks. The US operations can manage pre-payment risk, in part, by reducing crediting rates on its products.

Commercial Mortgage-Backed Securities

        At 31 December 2011, the US insurance operations had £2,169 million of commercial mortgage-backed securities, representing per 6.6 per cent of US insurance operations total investments, excluding separate account investments. 35.4 per cent of this total were rated AAA (Standard & Poor's ratings have been used where available and for securities where S&P ratings are not immediately available, those produced by Moody's and then Fitch have been used as an alternative). Due to the structures of the underlying commercial mortgages, these securities do not present the same pre-payment or extension risk as residential mortgage-backed securities.

Other Debt Securities

        At 31 December 2011, the US insurance operations had £2,376 million of other debt securities, representing 7.2 per cent of US insurance operations total investments, excluding separate account investments.

Loans

        At 31 December 2011, loans totaled £4,110 million, representing 12.4 per cent of US insurance operations total investments, excluding separate account investments. Of the total, £3,559 million related to commercial mortgage loans and £551 million to policy loans.

Commercial Mortgage Loans

        At 31 December 2011, commercial mortgage loans represented 10.8 per cent of US insurance operations total investments excluding separate account investments. The average loan size is £6.6 million, collaterised by properties located in the United States.

        Jackson has addressed the risk of these investments by building a portfolio that is diverse both in geographic distribution and property type.

        The property types are mainly industrial, multi-family residential, suburban office, retail and hotel. The breakdown of the market value by property type is as follows:

31 December 2011

(%)
Industrial mortgage loans	27.6
Multi-family residential mortgage loans	22.6
Retail mortgage loans	19.4
Suburban office mortgage loans	18.5
Hotel mortgage loans	11.5
Other loans	0.4

Total	100.0

        The following table shows the geographic split of the collateral for these loans:

31 December 2011

(%)
California	12.7
Florida	6.5
Illinois	7.5
Texas	10.4
Other (sum of all states < 5% each)	62.9

Total	100.0

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

Policy Loans

        Policy loans represented 1.7 per cent of US insurance operations total investments, excluding separate account investments at 31 December 2011. Policy loans are fully secured by individual life insurance policies or annuity policies and are contractual arrangements made under the policy.

Equity Securities

        Equity securities supporting US insurance operations, excluding separate account investments, totaled £203 million at 31 December 2011.

Other

        Other financial investments of £2,376 million, representing 7.2 per cent of US insurance operations total investments, excluding separate account investments at 31 December 2011 were made up of £721 million of limited partnership interests and derivative assets of £1,677 million.

        The largest investment in the limited partnerships category is a £110 million interest in the PPM America Private Equity Fund. The remainder of this category consists of diversified investments in 166 other partnerships managed by independent money managers that generally invest in various equity and fixed income loans and securities.

 Investments Relating to Asian Insurance Business

        Prudential's Asian insurance operations' investments, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, largely support the business of Prudential's Singapore, Hong Kong, Malaysia, and Japan operations.

        The following table shows Asia's investments, net of derivative liabilities, at 31 December 2011. In this table, investments are valued in accordance with the policies described in note A4 to the consolidated financial statements in Item 18.

	31 December 2011
	With- profits business	Unit- linked assets	Other	Total	Less: assets to cover linked liabilities and external unit holders(a)	Total excluding assets to cover linked liabilities and external unit holders

	(£ million)
							(%)
Investment properties	—	—	10	10	—	10	0.1
Financial investments:
Loans	774	—	459	1,233	—	1,233	6.2
Equity securities	2,744	8,663	590	11,997	(2,239)	9,758	49.4
Debt securities	9,554	2,746	5,381	17,681	(9,477)	8,204	41.5
Other investments	286	26	158	470	(26)	444	2.2
Deposits	123	578	464	1,165	(578)	587	3.0

Total financial investments	13,481	12,013	7,052	32,546	(12,320)	20,226	102.3

Total investments	13,481	12,013	7,062	32,556	(12,320)	20,236	102.4
Derivative liabilities	(330)	(5)	(145)	(480)	5	(475)	(2.4)

Total investment, net of derivative liabilities	13,151	12,008	6,917	32,076	(12,315)	19,761	100.0

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

Debt Securities

        The following table shows rating categorisation of the debt security investments of Prudential Corporation Asia's long-term insurance fund, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, at 31 December 2011.

	31 December 2011
	Market Value

	(£ million)	(%)
S&P—AAA	849	10.3
S&P—AA+ to AA-	3,214	39.2
S&P—A+ to A-	1,009	12.3
S&P—BBB+ to BBB-	371	4.5
S&P—Other	644	7.9

	6,087	74.2

Moody's—Aaa	251	3.1
Moody's—Aa1 to Aa3	64	0.8
Moody's—A1 to A3	182	2.2
Moody's—Baa1 to Baa3	20	0.2
Moody's—Other	18	0.2

	535	6.5

Fitch	80	1.0
Other*	1,502	18.3

Total debt securities	8,204	100.0

*
Further information is provided in note D4(d) to the consolidated financial statements in item 18.

Equity Securities

        The following table shows a geographic analysis of equity security investments of Asia's long-term insurance fund, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, at 31 December 2011.

	31 December 2011
	Market Value

	(£ million)	(%)
Singapore	4,711	48.3
Hong Kong	4,345	44.5
Taiwan	271	2.8
Malaysia	268	2.7
Other	163	1.7

Total	9,758	100.0

 Description of Property—Corporate Property

        As at 31 December 2011, Prudential's UK headquartered businesses occupied approximately 43 properties in the United Kingdom, Europe, India, South Africa and Namibia. These properties are primarily offices with some ancillary storage and warehouse facilities. Prudential's global headquarters are located in London. Of the remainder, the most significant are offices in London and Reading in England, Stirling in Scotland and Mumbai in India. The property in Stirling is held on a freehold basis, and is leased by the business from PAC's long-term fund. The rest of the properties occupied by Prudential's UK based businesses, in the UK, India, South Africa and Namibia, are held leasehold. In Europe, seven of the properties are occupied leasehold and the rest (three) are short term serviced offices. The leasehold properties range in size from 500 to 125,000 sq. ft. Overall, the UK, Europe, Mumbai, South Africa and Namibia occupied property portfolio totals approximately 610,000 sq. ft.

        Prudential also holds one surplus owned property and approximately 59 other leasehold properties in the United Kingdom, spread geographically throughout the country. There are also three in Dublin, Ireland. This surplus accommodation (i.e. not occupied by the Group) totals approximately 580,000 sq. ft. There is also one surplus land holding in the United Kingdom, of 43 acres.

        In the United States, Prudential owns Jackson National Life's executive and principal administrative office located in Michigan. Prudential owns a total of seven facilities in Lansing, Michigan, which total 595,272 sq. ft. Prudential also leases premises in Michigan, Colorado, Tennessee, California, Illinois, New York, New Jersey, Georgia, Florida, Wisconsin, Massachusetts, Connecticut, New Hampshire, Pennsylvania, Virginia, Indiana and North Dakota for certain of its operations. Prudential holds 27 operating leases with respect to office space, throughout the United States. The leasehold properties range in size from 500—180,000 sq. ft. In the United States, Prudential owns and leases a total of approximately 1,123,364 sq. ft. of property. In addition to the owned and leased properties, Prudential also owns a total of 238 acres of surplus land. This property is all located in Lansing, Michigan.

        In Asia, Prudential owns or leases properties principally in Hong Kong, Singapore, Malaysia, Indonesia, Thailand, Philippines, China (JV), Taiwan, Japan, Vietnam, India (JV), Korea, United Arab Emirates and Cambodia.

        Within these countries, Prudential owns 44 property assets, ranging from office space to land holdings. The breakdown of these owned assets by country is as follows:

  •
  Malaysia: six owned assets—All office space totaling 12,315 sq. ft

  •
  Philippines: two owned assets—All office space totaling 4,278 sq. ft

  •
  Singapore: one owned asset—All office space totaling 11,883 sq. ft

  •
  Thailand: 11 owned assets—All land holdings totaling 73,832 sq. ft

  •
  Taiwan: four owned assets—two office locations totaling 9,530 sq. ft, and two car parking lots, totaling 3,368 sq.ft.

        Prudential has (excluding India), a total of 426 operating leases, (expense and intercompany leases), totaling approximately 4.18 million square feet of property in Asia.

        In India, Prudential holds a minority stake in a joint venture with ICICI who hold the property interests. The property is occupied by the ICICIPru Life and ICICIPru AMC businesses. The holding comprises approximately 2,450 properties, totaling approximately 3.4 million sq. ft. There is one owned and occupied asset comprising approximately 30,000 sq. ft in Mumbai.

        Prudential Corporation Asia's real estate strategy moving forward involves consolidation of its existing property portfolio to support its local business strategies throughout the region, to take advantage of opportunities in the regional markets in securing long-term cost savings for the business while maintaining competitive advantage.

        There have been no property transactions subsequent to 31 December 2011 which would have a material impact on the financial position of Prudential.

        Prudential believes that its facilities are adequate for its present needs in all material respects. Prudential confirms that Prudential's owner occupied properties and leased properties are individually and collectively not crucial and material to its operations, and that Prudential's operating leases have no material commercial value.

        As set out above, Prudential owns 19 properties which Prudential also occupies, which are accounted for as owner occupied property. These properties are comprised of 11 in Asia, one in the UK and seven in the US. The total value of Prudential's owner occupied properties at 31 December 2011 was £233 million. This represents less than 0.1 per cent of Prudential's total assets.

        Prudential is the lessee under 487 operating leases used as office accommodation, comprising 426 leases held by the Asian business, 27 leases held by the US business and 34 leases held by the UK businesses. For the UK based businesses, Prudential holds three short-term serviced offices and a further 62 leases that are not occupied and represent surplus accommodation.

        Prudential also holds interests in properties within its investment portfolios accounted for as investment property. At 31 December 2011, the total value of investment properties was £10,757 million and comprised 504 properties held by the UK, 6 held by the US and 22 held by the Asia business. In total they comprised 3.9 per cent of Prudential's total assets. The UK business' holdings account for over 99 per cent by value of the total investment properties.

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

        The principal competitive factors affecting the sale of Prudential's products in its chosen markets are:

  •
  price and yields offered,

  •
  financial strength and ratings,

  •
  commission levels, charges and other expenses,

  •
  range of product lines and product quality,

  •
  brand strength, including reputation and quality of service,

  •
  distribution channels,

  •
  investment management performance and

  •
  historical bonus' contract enhancement and bonus interest levels.

        An important competitive factor is the ratings Prudential receives in some of its target markets, most notably in the United States, from recognised rating organisations. The intermediaries with whom the Prudential works, including financial advisers, tied agents, brokers, wholesalers and financial institutions consider ratings as one factor in determining which provider to purchase financial products from.

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

Asia

        The competitive landscape across the Asia Pacific region differs widely by geographical market, reflecting differing levels of market maturity and regulation. Prudential's competitors include both the subsidiaries of global life insurers and local domestic (including state-owned) entities. Subsidiaries of global life insurance groups that operate in the Asia Pacific region tend to operate in multiple markets in the region, and some currently have top five market shares in a small number of markets. The majority of local domestic life insurers in the Asia Pacific region remain focused on their core home markets. The developed and liberalised markets of Hong Kong and Singapore are dominated by subsidiaries and branches of global life insurance groups. The developing markets in South East Asia such as Indonesia, Vietnam and the Philippines also see a high level of participation by global life insurance groups. The large and relatively mature markets of Korea and Taiwan are dominated by local domestic insurers. In certain countries with continued foreign ownership restrictions (such as China and India), the life insurance markets are dominated by local domestic insurers or by joint venture entities between global insurance groups and local companies.

        The global life insurers that are Prudential's competitors in the Asia Pacific region include AIA, Allianz, Aviva, AXA, ING and Manulife. Other competitors relevant in one or two of Prudential's key markets include HSBC Life in Hong Kong, Korea Life, Kyobo Life and Samsung Life in Korea, Thai Life in Thailand, Great Eastern in Singapore and Malaysia, and China Life, China Pacific and Ping An in China. Prudential's principal competitors in respect of its fund management operations across the region largely comprise multinational asset managers including Fidelity Fund Management, Deutsche Asset Management, Blackrock, UBS Global Asset Management, JP Morgan Asset Management and BNP Paribas IP.

United States

        Prudential's insurance operations in the United States operate under the Jackson brand. Prudential is not affiliated with Prudential Financial, Inc. or its subsidiary, The Prudential Insurance Company of America.

        Jackson's competitors in the United States include major stock and mutual insurance companies, mutual fund organisations, banks and other financial services companies. National banks, in particular, may become more significant competitors in the future for insurers who sell annuities, as a result of recent legislation, court decisions and regulatory actions. Jackson's principal life insurance company competitors in the United States include Prudential Financial, MetLife, Lincoln National, AXA Financial Inc. and Allianz.

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

Intellectual Property

        Prudential conducts business under the 'Prudential', 'Jackson', 'M&G' and Eastspring Investments brand names and logos. It is also the registered owner of over 100 domain names, including 'www.prudential.co.uk', 'www.prudentialcorporation-asia.com', 'www.jackson.com', 'www.mandg.co.uk', 'www.eastspringinvestments.com' and 'www.pru.co.uk'.

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

Jackson

        Jackson is involved as a defendant in class action and other litigation substantially similar to class action and other litigation pending against many life insurance companies including a modal premium case and allegation of misconduct in the sale and administration of insurance products. Jackson generally accrues a liability for legal contingencies with respect to pending litigation once management determines that the contingency is probable and estimable. Accordingly, at 15 March 2012 Jackson had recorded an accrual of $20 million for class action litigation. Management, based on developments to date, believes that the ultimate disposition of the litigation is not likely to have a material impact on Jackson's financial condition or results of operations.

Sources

        Throughout this annual report, Prudential describes the position and ranking of its overall business and individual business units in various industry and geographic markets. The sources for such descriptions come from a variety of conventional sources generally accepted as relevant business indicators by members of the financial services industry. These sources include information available from the Annuity Specs, Asosiasi Asuransi Jiwa Indonesia, Asset management Association of Korea, Association of British Insurers, Association of Mutual Funds in India, Association of Vietnamese Insurers, Association of Unit Trusts and Investment Funds, Insurance Regulatory and Development Authority of India, Investment Management Association, Investment Trust Association of Japan, Neilsen Net Ratings, Moody's, Propriety Research, Standard & Poor's, Fitch, UBS, Morningstar Life Insurance Marketing and Research Association (LIMRA), Lipper Inc., Townsend and Schupp, The Advantage Group, the Life Insurance Association of Singapore, the Hong Kong Federation of Insurers, Hong Kong Office of the Commissioner of Insurance, Life Insurance Association of Malaysia, Life Insurance Association of Taiwan and the Taiwanese Securities Investment Trust Consulting Association, SNL Financial and Service Quality Management Group and Wind Information Co. Ltd (China).

SUPERVISION AND REGULATION

        Prudential's principal insurance and investment operations are in Asia, the United Kingdom and the United States. Accordingly, it is subject to applicable Asian, United Kingdom and United States insurance and other financial services regulation which is discussed below.

        As Prudential's "lead supervisor" for the purposes of the EU's Insurance Groups Directive (the "IGD"), the UK Financial Services Authority (the "FSA") plays a principal role in assessing and ensuring the adequacy of Prudential's solvency and financial stability on a Group-wide basis. This role in Group-level supervision will be enhanced under the new EU solvency framework, Solvency II, which is discussed further below. As well as co-ordinating EU-level local regulators in the context of the IGD, as both Prudential's parent company and a significant proportion of its global insurance operations are in the UK, the FSA also plays an important co-ordinating role in regulatory initiatives at a global level. This role is less formal than within the EU and the FSA depends principally on the various memoranda of understanding it has signed with non-EU regulators, including in the United States and Asia. In consequence, although the FSA's role as a lead supervisor does not restrict the role of individual local regulators or over-ride the local insurance and other financial services regimes described in the following sections, the FSA's rules and its regulatory agenda do impact Prudential's operations globally.

        Moreover, because the FSA's regulatory framework is considerable, shaped and influenced by directives emanating from the EU, the significant Group-wide impact of FSA rules may at times result in legal and regulatory developments in the EU (including the evolving Solvency II framework discussed below) in turn having a significant impact on the business and operations of the group as a whole.

UK Supervision and Regulation

The Financial Services and Markets Act 2000

        Prudential's insurance and investment businesses in the United Kingdom are regulated by the FSA, the statutory regulator granted powers under the Financial Services and Markets Act 2000 ("FSMA 2000"). In addition, those businesses are subject to various United Kingdom laws (for example, the Data Protection Act 1998 in relation to the processing of customer data and various Pension Acts) some of which require the relevant Prudential entity to be licensed or registered.

Risk-based regulation

        The FSA employs a risk-based regulatory approach to supervision under the FSMA 2000 pursuant to which each regulated firm's risk is assessed by the FSA (pending the structural changes, discussed below) using a risk assessment methodology known as ARROW (Advanced, Risk-Responsive Operating Framework). This is a high-level review aimed at assessing the significance of a particular risk posing threats to the FSA's statutory objectives under the FSMA 2000. These objectives relate to maintaining market confidence, the protection and enhancement of the stability of the UK financial system, securing consumer protection and the reduction of financial crime.

        The ARROW framework, supported by a "close and continuous" relationship, is the core of the FSA's risk-based approach to regulation. Using this process, the FSA will consider the particular risks a firm might pose to its statutory objectives by assessing the impact and probability of particular risks materialising.

        Prudential is regarded by the FSA as a high impact firm in view of the nature and complexity of its business and as such generally receives ARROW assessments at least once in every two year regulatory period. Between ARROW visits, the FSA meets regularly with members of senior management and persons holding controlled functions to understand developing strategy and challenges and key issues arising and in particular any significant risks identified and how Prudential is mitigating these. This "close and continuous" supervision is supported by focused (relating to a firm or group) and themed

(relating to the industry or market as a whole) visits where appropriate. In advance of discussions, the FSA requests relevant mandatory management information at prescribed intervals, which helps to frame the agenda for these meetings.

        The last ARROW assessment across the Group (including Prudential UK) was conducted in July 2011 and the final letter setting out the results of the assessment and the accompanying Risk Mitigation Program which sets out the intended outcomes and follow-up work associated with the assessment was received by Prudential in December 2011.

Overview of FSMA 2000 regulatory regime

Single regulator

        The FSA is currently the single regulator for all authorised persons with respect to regulated activities in the financial services sector. In this regard, the FSA is empowered to make rules and issue guidance in relation to a wide sphere of activity encompassing the governance of a firm, the way it conducts its business and the prudential supervision of firms.

New regulatory regime

        The UK government is reforming the current "tripartite" system of financial regulation involving the FSA, The Bank of England and HM Treasury.

        The proposals envisage the FSA ceasing to exist in its current form and the establishment of three new regulators. The Financial Policy Committee (which will sit within the Bank of England) will be given responsibility for macro-prudential regulation and micro-prudential regulation will be overseen by the Prudential Regulation Authority (which will be a subsidiary of the Bank of England). The Financial Conduct Authority will also be established, separate from the Bank of England, and will have responsibility for conduct of business regulation in relation to all authorised firms, the prudential regulation of firms not regulated by the Prudential Regulation Authority and it will also inherit the majority of the FSA's market regulatory functions. The FSA is currently preparing for transition to the new regulatory regime and has introduced a shadow internal structure.

        Following the publication of the draft Finance Bill in June 2011, HM Treasury published the Financial Services Bill in January 2012 and following a second reading in the House of Commons on 6 February 2012, has now passed the committee stage of the House of Commons. This Bill is intended to complete its legislative process and to receive Royal Assent by the end of 2012. The transfer to the new regulatory structure is expected to happen in early 2013.

Permission to carry on "Regulated Activities"

        Under the FSMA 2000, no person may carry on or purport to carry on a regulated activity by way of business in the United Kingdom unless he is an authorised person or is an exempt person. A firm which is authorised by the FSA to carry on regulated activities becomes an authorised person for the purposes of the FSMA 2000. "Regulated activities" are currently prescribed in the Financial Services and Markets Act 2000 (Regulated Activities) Order 2001 (as amended) and include insurance and investment business, as well as certain other activities such as establishing, operating and winding up stakeholder or personal pension schemes, the mediation of general insurance and certain mortgage mediation and lending activities. When authorising a firm, the FSA will limit the permissions it grants to the regulated activities in which the firm is intending to engage.

Ongoing Requirements: Principles for Businesses

        An authorised firm will be subject to a range of ongoing regulatory requirements from the FSA, including meeting at all times specified threshold conditions, including possession of adequate resources for the carrying on of its business and being fit and proper. A key feature of the FSA regime is the existence of 11 "Principles for Businesses", by which all firms are expected to abide. These cover key areas such as the firm's relationship with the FSA and the need to act with integrity as well as to treat customers fairly.

        In the wake of the recent financial crisis, the FSA has announced, and has followed, a new strategy of "intensive supervision" and a move to what it has described as "outcomes-focused regulation". This has been coupled with a publicly announced strategy of "credible deterrence", involving an increased focus on its enforcement activities.

Main features of regulation applicable to the Prudential's insurance and investment businesses

Supervision of management and change of control of authorised firms

        The FSA closely supervises the management of authorised firms through the "approved persons" regime, under which any appointment of persons who perform a "controlled function", including functions that enable the exercise of significant influence over an authorised firm, must be pre-approved by the FSA.

        The FSA also regulates the acquisition and increase of control over UK authorised firms. Under the FSMA 2000, any person proposing to acquire control of or increase control over a UK authorised firm must first obtain the prior approval of the FSA. The assessment process and assessment criteria for this process are set out in the FSMA 2000 and associated rules. In considering whether to grant or withhold its approval to the acquisition of control, the FSA must consider, among other things, the suitability of the person seeking consent and seek to ensure the sound and prudent management of the UK authorised firm.

        "Control" for these purposes includes a holding of 10 per cent or more in the share capital or voting power of an authorised firm or its parent undertaking or a holding of shares or voting power of an authorised firm or its parent undertaking as a result of which a person is able to exercise significant influence over the management of the authorised firm. When determining a person's level of control, that person's holding of shares or entitlement to exercise voting power will be aggregated with the holding or entitlements of any person with whom he is "acting in concert".

        A person will be treated as increasing his control over an authorised firm, and therefore requiring further approval from the FSA, if the level of his shareholding or entitlement to voting power in the authorised firm or, as the case may be, its parent undertaking, increases by any threshold step. The threshold steps occur on the acquisition of 10 per cent, 20 per cent, 30 per cent and 50 per cent of the shares or voting power in an authorised firm or its parent undertaking.

        The Acquisitions Directive was introduced across the EU on 21 March 2009, establishing EU wide procedural and evaluation criteria for the prudential assessment of acquisitions and increases of holdings in the financial sector. The Financial Services and Markets Act 2000 (Controllers) Regulations 2009 gave effect to the Acquisitions Directive in the UK by making various changes to the FSMA 2000.

Intervention and enforcement

        The FSA has extensive powers to investigate and intervene in the affairs of an authorised firm. The FSMA 2000 imposes on the FSA statutory obligations to monitor compliance with the requirements imposed by, and to enforce the provisions of the FSMA 2000, related secondary legislation and the rules made thereunder.

        The FSA's enforcement powers, which may be exercised against both authorised firms and approved persons, include public censure, imposition of unlimited fines and, in serious cases, the variation or revocation of permission to carry on regulated activities or the removal of an approved person's approved status. In addition, the FSA may vary or revoke an authorised firm's permission if it is desirable to protect the interests of consumers or potential consumers, or if the firm has not engaged in regulated activity for 12 months, or if it is failing (or is likely to fail) to meet the threshold conditions for authorisation. The FSA has further powers to obtain injunctions against authorised persons and to impose or seek restitution orders where persons have suffered loss, to prosecute criminal offences arising under FSMA 2000, prohibitions on insider dealing and breaches of money laundering regulations. Breaches of certain FSA rules by an authorised firm may also give a private person who suffers loss as a result of the breach a right of action against the authorised firm for damages. The FSA, although not a creditor, may seek administration orders under the Insolvency Act 1986 (as amended), present a petition for winding-up of an authorised firm, or have standing to be heard in a voluntary winding-up of an authorised firm.

FSA Conduct of Business Rules

        The FSA's Conduct of Business Rules apply to every authorised firm carrying on regulated activities and regulate the day-to-day conduct of business standards to be observed by authorised persons in carrying on regulated activities. The Conduct of Business Rules incorporate the requirements of the EU's Markets in Financial Investments Directive ("MiFID") which relate to investment business, and now place greater reliance on principles and higher-level rules.

        The scope and range of obligations imposed on an authorised firm under the Conduct of Business Rules vary according to the scope of its business and the range of its clients. Generally speaking, however, the obligations imposed on an authorised firm by the Conduct of Business Rules will include the need to categorise its clients according to their level of sophistication, provide them with information about the firm, meet certain standards of product disclosure, ensure that promotional materials which it produces are clear, fair and not misleading, assess suitability when advising on certain products, manage conflicts of interest, report appropriately to its clients and provide certain protections in relation to client assets.

Treating Customers Fairly

        The FSA's Treating Customers Fairly initiative ("TCF") is an important example of its principles-based approach to regulation. This initiative is based upon Principle 6 of the FSA's Principles for Businesses (that a firm must pay due regard to the interests of its customers and treat them fairly).

        Although the FSA has, with the exception of rules relating to with-profits policyholders, refrained from making detailed rules on how to comply with TCF, it has published a number of case studies providing an indication of its expectations of authorised firms in the areas of product development, complaints handling, financial promotions and systems and controls. TCF assessments of firms are incorporated into the ARROW assessment process.

Prudential supervision

        As set out above, in order to maintain authorised status under the FSMA 2000, a firm must continue to satisfy the threshold conditions, which, among other things, require the firm to have adequate resources for the carrying on of its business. The FSA has published detailed rules relating to the maintenance of minimum levels of regulatory capital for all authorised firms including insurance and investment businesses in the Prudential Standards section of its Handbook. The capital adequacy requirements set out in the Handbook which include the type of capital held must be satisfied at all times by authorised firms. The FSA's capital rules for insurers and investment firms are discussed separately below.

The Financial Ombudsman Service

        Authorised firms must have appropriate complaints handling procedures and the principles of complaints handling are defined in the FSA Handbook. However, once these procedures have been exhausted, qualifying complainants may turn to the Financial Ombudsman Service which is intended to provide speedy, informal and cost-effective dispute resolution of complaints made against authorised firms by individuals and small-business customers. The Ombudsman is empowered to order firms to pay fair compensation for loss and damage and may order a firm to take such steps as the Ombudsman determines to be just and appropriate in order to remedy a complaint. The Financial Ombudsman Service is funded by levies and case fees payable by businesses covered by the Ombudsman.

The Financial Services Compensation Scheme ("FSCS")

        The FSCS is intended to compensate individuals and other groups of "eligible claimants", including certain trustees for claims against an authorised firm where the authorised firm is unable or unlikely to be able to meet those claims (generally, when it is insolvent or has gone out of business). The scheme is divided into five "classes": of deposits, investments, insurance mediation, insurance business (life and general) and home finance, reflecting the different kinds of business undertaken by authorised firms. The scheme is funded by contributions from industry participants referable to the particular class and sub-classes within each class, so as to minimise cross-subsidy between authorised persons whose businesses are not similar.

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

        The FSA has recently recommenced its comprehensive review of the FSCS funding model and expects to consult on proposals in the first half of 2012.

Regulation of insurance business

        Effecting and carrying out contracts of insurance as principal are regulated activities for the purposes of the FSMA 2000, and the carrying on of such regulated activities is referred to as insurance business. Some of Prudential's subsidiaries, including PAC, Prudential Annuities Limited, Prudential Retirement Income Limited, Prudential Pensions Limited and Prudential Holborn Life Limited carry on insurance business in the United Kingdom with the permission of the FSA and are regulated by the FSA under the FSMA 2000.

Conduct of business requirements for insurance business

        The Conduct of Business rules issued by the FSA apply differing requirements to the sale of general and long-term insurance contracts, as well as applying certain requirements to transactions in other designated investments. Authorised firms which advise and sell to retail customers packaged products such as life insurance policies are subject to detailed conduct of business obligations relating to product disclosure, assessment of suitability, the range and scope of the advice which the firm provides, and fee and remuneration arrangements.

        The FSA launched the Retail Distribution Review (the "RDR") in 2006 with the specific aim of addressing shortcomings in the retail investment market around the way advisers present their service, how they are remunerated and their professional standards and qualifications. In March 2010, the FSA published a policy statement which detailed final rules around:

  •
  How advisers present and describe the adviser services that they offer;

  •
  The banning of commission when a personal recommendation is made; and

  •
  Changes to requirements if an adviser is holding itself out as independent.

        Later in 2010, the FSA issued further rules on qualification requirements, continuing professional development and professional standards. Where a personal recommendation is given to a retail customer, commission will be replaced by "adviser charging" whereby a firm must set and clearly disclose its tariff of charges and where these are to be facilitated by a product provider, the amount must not be determined by the provider and there must be clear distinction from any product charges . Advisers, in addition to needing to achieve a higher qualification level, will also need to demonstrate ongoing competence by structured continuing professional development (CPD), and maintenance of professional standards. Additionally, firms will have increased reporting requirements in respect of their advisers.

        The changes introduced by the RDR will have broad-ranging impact on Prudential, including requiring significant system changes, affecting decisions as to which products Prudential offers and the pricing of those products as well as expanding UK regulatory reporting requirements. The new rules come into effect on 31 December 2012.

Capital requirements for insurers

        The FSA's rules which govern the prudential regulation of insurers are found in the FSA's General Prudential Sourcebook ("GENPRU"), Prudential Sourcebook For Insurers ("INSPRU") and the Interim Prudential Sourcebook for Insurers ("IPRU (INS)"). Solvency II, described further below, is the European Commission's project to reform prudential regulation of European Union insurers.

        The FSA's rules require an insurer to prepare and submit to the FSA its own assessment of its capital requirements, known as an individual capital assessment ("ICA"), based on the risks it faces. If the FSA disagrees with a firm's capital requirement assessment, it will issue individual capital guidance ("ICG") which it can impose as a requirement.

        Insurance companies must maintain assets sufficient to meet the relevant capital requirement at all times in respect of both long-term insurance and general insurance business undertaken by the company. The calculation of such capital requirements is dependent on the type and amount of insurance business a company writes. Under the rules in GENPRU, an insurer must hold capital resources equal at least to the Minimum Capital Requirement (the "MCR"). Insurers with with-profits liabilities of £500 million or more must hold capital equal to the higher of MCR and the Enhanced Capital Requirement (the "ECR"). The ECR is intended to provide a more risk responsive and "realistic" measure of a with-profits insurer's capital requirements, whereas the MCR is broadly speaking equivalent to the previously required minimum margin under the IPRU (INS) and satisfies the current minimum EU standards.

        The ECR is determined as the higher of two separate measurements of the firm's financial resources requirements, reflecting capital as determined by reference to two bases for calculating liabilities (regulatory and realistic),which the FSA refers to as the "twin peaks" approach. The regulatory basis reflects strict contractual liabilities whereas the realistic basis includes more discretionary but expected benefits, including those required to treat customers fairly.

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

        The FSA requires banks, building societies, insurers and investment firms to undertake reverse stress testing. Reverse stress testing requires firms to work backwards from an assumed point of business model failure, to identify the stress scenarios that could result in such adverse outcomes. Each firm must then consider whether the likelihood of these scenarios, taking into account likely management actions, is consistent with its risk appetite and, if not, must initiate actions to address any inconsistencies.

Actuarial functions

        The FSA's rules require that every insurance company that carries on long-term business must appoint one or more actuaries to perform the "actuarial function" in respect of all classes of its long-term insurance business and, the "with-profits actuary function" in respect of all classes of that with-profits business (if any).

        The actuary performing the "actuarial function" must prepare at least annually, a report for the company's directors determining the company's long-term liabilities attributable to the insurance company's long-term insurance business in excess of those liabilities of the assets representing the long-term insurance fund and, where any rights of long-term policyholders to participate in profits relate to particular parts of such a fund, a valuation of any excess of assets over liabilities in respect of each of those parts.

        The actuary performing the "with-profits actuary function" must, amongst other responsibilities advise the firm's management on key aspects of the discretion to be exercised affecting these classes of the with-profits business of the firm, and, at least once a year report to the firm's governing body on key aspects (including those aspects of the firm's application of its Principles and Practices of Financial Management ("PPFM") on which the advice described above has been given) of the discretion exercised in respect of the period covered by his report All firms that carry on with-profits business are required to publish the PPFM that are applied in the management of their with-profits funds.

Distribution of profits and with-profits business

        Under IPRU (INS), once an allocation of surplus in a with-profits fund has been made to policyholders, no transfer of assets representing any part of a subsequent surplus can be made, to shareholders or otherwise, unless either a defined "relevant minimum" of the surplus has been allocated to policyholders or a statutory notification procedure has been followed.

        There has been considerable public debate about the rights and legitimate expectations of with-profits policyholders to assets forming part of an insurance company's surplus. The FSA confirmed in July 2009 that proprietary life insurance companies will not be able to meet future compensation and redress payments from their with-profits funds, and the FSA confirmed a rule change, meaning that liabilities arising from operational failures (including mis-selling) after the rule came into effect from July 31, 2009 should be met by shareholder funds rather than policyholder funds.

Treating Customers Fairly and with-profits business

        The with-profits business has been an area of focus for the FSA's TCF initiative, including specifically, the costs charged to a with-profits fund by the firm managing the fund; penalties and charges levied on policyholders who surrender their policies early, the need for funds to be managed with the objective of ensuring that maturity payouts fall within a target range set for the fund; and the provision of information to with-profits policyholders or potential policyholders in a format that they can more readily understand.

        On 7 March 2012, the FSA published a Policy Statement (PS 12/4) with further changes to rules and guidance in a number of areas concerning the operation of with-profits funds, including principally conflicts of interest with the potential to prejudice with-profits policyholders; the fair treatment of with-profits policyholders in mutually-owned funds; the terms on which new business may be written by with-profits insurers; communications and planning surrounding material reductions in new business; the application of market value reductions; the use of with-profits funds to make strategic investments; the removal of the ability of firms to reattribute excess surplus; rules surrounding reattribution of inherited estates; and changes to the rules surrounding corporate governance. The changes to rules and guidance contained in PS 12/4 give rise to uncertainties as to how such rules and guidance will be applied. Accordingly, Prudential is seeking clarification of the application of PS12/4 to its with-profits business in the UK.

Gender discrimination in contracts of insurance

        In a 2011 decision, the European Court of Justice ("the ECJ") ruled that gender-related factors could not be used in determining premiums and benefits under insurance policies. The ECJ granted a transition period of relief for implementation until 21 December 2012. The full effects of the ruling and how it will be transposed into law by EU member states is uncertain for the insurance industry as a whole. In particular, it is unclear how insurance contracts that are entered into prior to the ruling but which continue in force after 21 December 2012, will be treated. The UK Government's intention is to amend the Equality Act 2012 during 2012 to give effect to the judgment.

Reporting requirements

        Under IPRU (INS), insurance companies must file a number of items with the FSA, including their audited annual accounts and balance sheets and life insurers annual reports from the actuary performing the actuarial function. Returns enumerating policy sales are submitted by firms, including insurance companies on a quarterly basis.

EU Directives on groups

        Prudential is subject to the capital adequacy requirements of the Insurance Groups Directive ("IGD") as implemented in the FSA rules. The IGD pertains to groups whose activities are primarily concentrated in the insurance sector.

        As lead supervisor of Prudential under the IGD, the FSA supervises Prudential on a group basis in addition to supervising the UK insurance companies within Prudential individually. This is referred to in the IGD as supplementary supervision and encompasses such matters as general supervision over intragroup transactions (including, inter alia, loans, guarantees and off-balance sheet transactions, investments, reinsurance, retrocession and cost sharing agreements), group risk management processes and internal control mechanisms, and reporting and accounting procedures. In accordance with the IGD, the FSA requires the calculation of group capital resources on a consolidated basis and requires that such group capital resources are equal to or in excess of Prudential's group capital resources requirement (each as calculated in accordance with INSPRU). As lead supervisor of Prudential under the IGD, the FSA also plays a coordinating role amongst EU regulators under the IGD. Due to the geographically diverse nature of Prudential's operations, the application of these requirements to Prudential is complex. In particular, for the purposes of calculating the group capital requirement and actual group capital resources under INSPRU, for many of the Asian operations, the assets, liabilities and capital requirements have to be recalculated based on FSA regulations as if the companies were directly subject to FSA regulation.

New EU solvency framework

        The European Commission is continuing to develop a new prudential framework for insurance companies, "Solvency II", which will repeal and replace the existing Life, Non-life, Re-insurance and IGD directives. The main aim of this framework is to ensure the financial stability of the insurance industry and protect policyholders through establishing solvency requirements better matched to the true risks of the business.

        Solvency II adopts a three-pillar approach to prudential regulation, which is similar to the "Basel II" approach that has already been adopted in the banking sector in Europe:

  •
  Pillar 1 relates to minimum capital requirements, covering technical provisions, the Solvency Capital Requirement ("SCR") and Minimum Capital Requirement ("MCR"), the rules on market consistent valuation, investment of assets and the use of internal models to calculate the SCR;

  •
  Pillar 2 covers risk management, governance requirements, the Own Risk and Solvency Assessment ("ORSA") and supervisory review;

  •
  Pillar 3 covers public and supervisory reporting and disclosure.

        Although the Solvency II Directive has similarities to the current UK regime set out in GENPRU and INSPRU in terms of its risk-based approach to the calculation of capital requirements and use of capital tiering, there are also many differences both in terms of substance and terminology. For example, while both regimes share the principle of a market consistent valuation of assets and liabilities, there are differences in the detailed valuation methodologies.

        A key aspect of Solvency II is the focus on a supervisory review at the level of the individual legal entity. Insurers will be encouraged to improve their risk management processes and will be allowed to make use of internal economic capital models to calculate capital requirements, subject to approval by the FSA. In addition, Solvency II requires firms to develop and embed an effective risk management system as a fundamental part of running the firm.

        The new regime will require firms to disclose a considerably greater level of qualitative and quantitative information than under current rules, both to their own supervisor through Regular Supervisory Reporting ("RSR") and to the market through the publication of a Solvency and Financial Condition Report ("SFCR"). This is intended to increase transparency, allowing easier comparison across the industry and enabling supervisors to identify sooner if firms are heading for financial difficulty. In turn, increased transparency is intended to drive market discipline, arising from the reaction of ratings agencies and the capital markets to firms' performance.

        The Solvency II "Level 1" Directive was formally approved by the European Council in November 2009, setting out a framework which will be supplemented by further and more detailed technical implementing measures drafted by the European Commission.

        In January 2011 the European Commission published the draft Omnibus II Directive. This draft Directive proposes a number of amendments to the existing Solvency II framework, inter alia to take account of the Lisbon Treaty and the new supervisory architecture which has been implemented within the EU. The latter has included the establishment of the European Insurance and Occupational Pensions Authority (EIOPA) as the successor to the Committee of European Insurance and Occupational Pensions Supervisors (CEIOPS). Omnibus II will define the scope of EIOPA's powers in the context of the Solvency II regime, including its powers to resolve disagreements between national supervisors and to act as a coordinator in "emergency situations". The proposed amendments also define the areas in which draft technical standards may be developed by EIOPA and then be made binding by the European Commission and an expanded role for EIOPA in monitoring compliance by Member States.

        The opportunity has also been taken in the draft Omnibus II Directive and subsequent Presidency Compromise texts to develop Solvency II in a number of areas unrelated to EIOPA or the Lisbon Treaty, in order to ease the change to the new regime. These include extending the date of Solvency II's implementation and authorising the European Commission to implement transitional measures in certain areas (subject to specified maximum periods). The areas in which transitional measures can be adopted include a framework within which third country insurance and reinsurance prudential and supervisory regimes that do not meet the criteria for "equivalence" on the implementation of Solvency II may still be treated as equivalent for a limited period thereafter.

        In its November 2011 Consultation Paper on the transposition of Solvency II (CP11/22), the FSA's planning assumption was that the implementation of Solvency II will be bifurcated, with transposition of the Solvency II Directive completed and the responsibilities of EIOPA and supervisors in force from 1 January 2013, and Solvency II requirements for firms in force from 1 January 2014. The final proposal, along with transitional measures, will be confirmed when the Omnibus II Directive is agreed (currently expected during 2012). The implementing measures are expected to be finalised later in 2012. There remains significant uncertainty regarding the outcome of this process.

Regulation of investment business

        Certain of Prudential's subsidiaries are authorised by the FSA to carry on investment business. These entities are subject to regulation and supervision by the FSA and must comply with the FSA Conduct of Business and Prudential Rules made under the FSMA 2000.

Conduct of business requirements for investment businesses and the Markets in Financial Instruments Directive ("MiFID")

        MiFID, unlike its predecessor legislation, the Investment Services Directive, sets out detailed and specific requirements in relation to organisational and conduct of business matters for investment firms and regulated markets. In particular, MiFID and its implementing measures make specific provision in relation to, among other things, organisational requirements, outsourcing, client categorisation, conflicts of interest, best execution, client order handling and suitability and appropriateness, and investment research and financial analysis, pre- and post-trade transparency obligations and transaction reporting and make substantial changes to the responsibility for the supervision of cross-border investment services provided by firms in exercise of their single market passport rights.

        On 27 October 2011, the European Commission published its final proposals for amendments to MiFID. As well as a number of specific requirements relating to electronic trading, transaction reporting and investor protection, the proposals expand the scope of MiFID, both in terms of the types of firms and instruments (eg structured deposits) its requirements encompass. The proposals would also introduce authorisation and registration regimes for additional firms, such as data reporting providers and third country firms and current exemptions would be narrowed to bring more commodities firms into the scope of MiFID. The result would be increased regulatory scrutiny and more extensive compliance obligations for firms which are not currently captured by MiFID.

        The amendments to MiFID are currently under negotiation in the European Parliament and Council. Agreement is not expected until the end of 2012. Implementation timelines are still being negotiated.

Capital requirements for investment businesses

        The FSA's capital requirements for investment businesses are also contained in the Prudential Standards section of its Handbook, primarily in GENPRU and the Prudential Sourcebook for Banks, Building Societies and Investment Fims ("BIPRU"). These rules implement the requirements of European Union legislation relating to the prudential supervision of investment firms, including the Capital Adequacy Directive (Directive 93/6/EEC), as re-cast by the Capital Requirements Directive (Directive 2006/49/EC) ("CRD") CRD has been amended a number of times. On July 20, 2011, the European Commission proposed a legislative package known as "CRD IV" which will replace CRD in order, amongst other ends, to implement the rules proposed by the Basel Committee on Banking Supervision, known as "Basel III".

Alternative Investment Fund Managers Directive (AIFMD)

        The European Parliament agreed the AIFMD, a directive designed to regulate private equity and hedge funds, in November 2010. Implementation of the directive by national regulators is expected to be completed by mid-2013. The European Securities and Markets Authority (ESMA) provided advice to the European Commission on the detailed rules at Level 2, which implement the Directive, on 16 November 2011. The Commission is due to send its draft implementing legislation to the Council and European Parliament for political agreement, which is expected in July 2012.

        Many of Prudential's early concerns regarding the impact of the directive have been allayed with the agreement of its final text. However the way in which the regime established under the AIFMD operates in practice will in large part be determined by the Level 2 (legislation) and Level 3 (guidance) measures to be adopted by the European Commission and ESMA before the AIFMD comes into force.

European Market Infrastructure Regulation ("EMIR")

        On 15 September 2010, the European Commission published its final proposal for a regulation of OTC derivative transactions, central counterparties (CCPs) and trade repositories, widely known as European Market Infrastructure Regulation, or "EMIR". EMIR contains proposals intended to increase stability within the OTC derivative markets by introducing *(with limited exemptions, including from certain aspects of the proposed regime in the case of intragroup transactions): (i) a reporting obligation for OTC derivatives; (ii) a clearing obligation for eligible OTC derivatives; (iii) measures to reduce counterparty credit risk and operational risk for bilaterally cleared OTC derivatives, including through collateral requirements; (iv) common rules for CCPs and for trade repositories; and (v) rules on the establishment of interoperability between CCPs.

        On 9 February 2012, the European Parliament and Council agreed on the legislation in negotiations with the Commission. A number of changes were agreed to the Commission's draft, including a phase-in exemption from central clearing for pension schemes. The European Parliament and Council must now formally approve the text before it is published and enters into force. ESMA is due to submit draft technical standards to implement the detail of legislation by end-September 2012. Central clearing is expected to begin in 2013.

US Supervision of M&G Investment Management

        One of the Prudential's UK subsidiaries, M&G Investment Management Limited, is also regulated by the United Sates' Securities and Exchange Commission (the "SEC") so that is can act as investment adviser to a number of US mutual funds.

 Asian Supervision and Regulation

1.    Regulation of insurance business

        The laws and regulations applicable to Prudential's businesses in Asia vary from country to country, but the regulators typically grant (or revoke) licenses and therefore control the ability to operate a business.

        Industry regulations are usually widely drawn and include provisions governing both financial matters and the way business is conducted in general. Examples include the registration of agents, the approval of products, asset allocation, minimum capital and the basis for calculating the company's solvency and reserves and the valuation of policyholder liabilities, conditions for outsourcing non core functions, policyholder and investor protection and regulation of product features, as well as anti-money laundering and "know your client" requirements and data protection requirements. Regulatory authorities may also regulate affiliations with other financial institutions, shareholder structures and the injection of capital and payment of dividends. Financial statements and other returns are filed with the regulators. The regulators may also conduct physical inspections of the operations from time to time.

        Regulatory standards are generally being raised with, for example, greater emphasis on ensuring that products are fit for purpose and that customers fully appreciate the features of their policies. Also whereas compliance with the relevant regulations was always implicit in the way insurers ran their businesses, there is a trend towards a more explicit demonstration of this through documentation, audits and more formal management structures.

        A number of jurisdictions across Asia require insurance companies to participate in policyholder protection schemes (i.e. contribute to a fund to support policyholders in the event of an insurance company failing).

        Prudential Corporation Asia's ("PCA's") business units will be required to adhere to Prudential's group-wide policy designed to comply with the EU Solvency II requirements but will not each be required to be compliant on a solo entity basis. Asian regulators are monitoring closely how Solvency II is developed and implemented but are not currently requiring regulated insurance entities to comply.

        Certain additional details of the regulatory regimes to which PCA's insurance operations are subject are discussed below:

Hong Kong—The Prudential Assurance Company Limited

Overview

        The Hong Kong branch of PAC is authorised to carry on both long-term business and general business in Hong Kong under a composite license.

        The Office of the Commissioner of Insurance ("OCI") is the regulatory body that administers the Insurance Companies Ordinance ("ICO"). The Office is headed by the Commissioner of Insurance who has been appointed as the Insurance Authority ("IA") for administering the ICO. The principal functions of the IA are to ensure that the interests of policyholders or potential policyholders are protected and to promote the general stability of the insurance industry, including by authorising insurers to carry on insurance business in Hong Kong, regulating insurers' conduct primarily through the examination of the annual audited financial statements and business returns insurers submit,, and development of legislation and guidelines on insurance supervision. A key supervisory responsibility relates to solvency margin requirements contemplated by the ICO, as further discussed below.

        The branch is also subject to the codes and guidance developed by a self-regulatory body—the Hong Kong Federation of Insurers ("HKFI"). HKFI actively promotes its self-regulatory regime with respect to areas like conduct of insurers and insurance intermediaries, cooling off initiatives, policy replacement and initiative on needs analysis, etc. The Insurance Agents Registration Board of the HKFI is responsible for administering the registration and approval of insurance intermediaries of insurance agents, their responsible officers and technical representatives; and handling complaints against them and providing enquiry services to and handling complaints from the public relating to insurance agents. The OCI is also exploring with the HKFI the possibility of setting up a policyholder protection fund in the event of an insurer's insolvency.

        In addition, the sale of mandatory pension products by agents is regulated by the Mandatory Provident Fund Authority (the "MPFA"), which licenses and supervises the conduct of MPF intermediaries and the supervision of the conduct of MPF intermediaries.

        The branch is also regulated by the Hong Kong Securities and Futures Commission (the "SFC") for its offering of Investment Linked products.

        A more robust anti-money laundering framework (including with respect to customer due diligence and record-keeping) will also come into effect in 2012, and new requirements in respect of data protection have recently been proposed.

Capital requirements

        Under the ICO, an insurer is required to maintain at all times an excess of assets over liabilities of not less than a required solvency margin. The objective is to provide a reasonable safeguard against the risk that the insurer's assets may be inadequate to meet its liabilities arising from unpredictable events, such as adverse fluctuations in its operating results or the value of its assets and liabilities.

        For general business insurers, the ICO stipulates an absolute minimum solvency margin of HK$10 million, or HK$20 million in the case of insurers carrying on Statutory Business. Above these minimum levels, solvency margins are calculated on the basis of the greater of an insurer's relevant premium income or relevant outstanding claims.

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

        The Financial Supervisory Commission ("FSC") is responsible for regulating the entire financial services industry, including the banking, securities and insurance sectors. The FSC's responsibilities include supervision, examination and investigation. The Insurance Bureau ("IB") under the FSC is responsible for the insurance sector. The Financial Examination Bureau (the "FEB") under the FSC acts as the executive supervisory authority for the FSC and principally carries out examinations and on-site visits of insurance companies, generally every two years. The Investigation Bureau under the Ministry of Justice is responsible for supervision of anti-money laundering and counter-terrorism financing efforts.

        Under legislation due to take effect in 2012, data protection requirements in Taiwan will soon change significantly, including with respect to collection, processing and use.

Capital Requirements

        The Insurance Act requires all insurance companies to maintain an RBC ratio of not less than 200%. The ratio is determined as the adjusted net capital compared against the risk-based capital. This measurement takes into consideration asset, insurance, interest and other relevant risks as required in calculating the capital on a risk adjusted basis. Any company failing the threshold may be subjected to measures ranging from restrictions in business operations to the withdrawal of business license.

Korea—PCA Life Insurance Company Limited

Overview

        PCA Life Insurance Company Limited is authorised to carry on life insurance business in Korea including but not limited to casualty insurance, illness insurance, nursing insurance and incidental business and services related thereto.

        Korea's financial supervision structure is composed of the Financial Services Commission (the "FSC") and the Financial Supervisory Service (the "FSS"). As Korea's principal supervisory authority, the FSC is given a broad statutory mandate to carry out three key functions: financial policy formulation, financial institution and market oversight, and anti-money laundering. It also issues regulatory licenses to financial institutions. The Financial Supervisory Service (the "FSS") acts as the executive supervisory authority for the FSC and principally carries out examination of financial institutions along with enforcement and other oversight activities as directed or charged by the FSC.

        In respect of anti-money laundering, the Korea Financial Intelligence Unit ("KoFIU"), a part of the FSC leads the government's anti-money laundering and counter terrorism financing efforts.

        Korean laws permit an insurer to operate only one license (life or non-life) at any one time. In the past, the FSC has been highly interventionist in setting and enforcing rules on the insurance industry. In recent years the FSC has moved away from its interventionist approach, in response to the evolving and liberalised landscape. The most prominent change has been a deregulation in asset management and product design activities. However, in connection with deregulation, the FSC has also sought to strengthen supervision. Recent additions and amendments to Korean law and regulation aimed at protecting consumers have, amongst other things, resulted in expansion of the scope of concurrent/ancillary businesses which can be conducted by insurance companies, new reporting requirements for foreign insurer's Korean offices, new regulations governing asset management by insurance companies, updated processes for development of insurance products, prohibitions on corporate insurance agents and corporate insurance brokers from engaging in other business, new additions to the list of acts prohibited when entering into insurance contracts or soliciting consumers and additional and more specific requirements in respect of data protection.

Capital requirements

        A risk-based supervision framework applies to insurers, encompassing the risk-based capital solvency requirement, the risk assessment and application system (RAAS), which assesses insurers' various risks and relevant internal controls, and risk disclosure.

        Under RBC solvency, the ratio of an insurer's available capital to required capital is calculated, and the analysis of equity capital used to determine capital adequacy must take into account market, credit, operational, insurance and interest rate risks, which is not taken into consideration under the solvency margin requirement.

        In the event an insurer fails to satisfy the applicable capital adequacy requirement and this poses a threat to the financial soundness of that insurer in Korea, the FSC may take corrective action, ranging from issuing a recommendation to an insurer to increase its capital reserves or to restrict its investments in high-risk securities and other assets to issuing an order to an insurer to suspend its business or transfer it to a third party.

Singapore—Prudential Assurance Company Singapore (Pte.) Limited

Overview

        Prudential Assurance Company Singapore (Pte.) Limited is registered by the Monetary Authority of Singapore (the "MAS") to design and sell both life and general insurance business pursuant to the Singapore Insurance Act.

        Under the Singapore Insurance Act, the MAS is responsible for insurance regulation and supervision of insurance companies. The MAS also has responsibility for supervising compliance with anti-money laundering ("AML") provisions, though suspicious transactions must be notified to the Commercial Affairs Department, an enforcement agency of the Singapore Police Force.

        Another relevant regulatory authority for the business is the Central Provident Fund (the "CPF") Board, which acts as a trustee of social security savings schemes jointly supported by employees, employers and the government. The CPF Board regulates insurers in the operation of various CPF schemes including the CPF Investment Scheme where CPF monies are used by policyholders to purchase insurance policies such as annuities and investment linked policies.

        The MAS and CPF Board have very detailed regulatory frameworks to govern insurance companies and the distribution of insurance products in Singapore.

        MAS also regulates market conduct standards for life insurers, including the appointment and training of representatives, maximum tier structure, loans and advances, disciplinary action, product disclosure, sales processes and replacement (switching) of life policies. In addition, financial institutions are required to notify MAS when they intend to appoint a representative to provide financial advisory or capital markets services, with only those representatives whose names appear on the Public Register of Representatives allowed to conduct the same.

        The MAS introduced some key changes to its regulatory framework in 2011 in response to market conditions:

  •
  further guidance on the management by financial institutions of their representatives' fitness and propriety.

  •
  a risk-based levy structure under the Policy Owners' Protection Fund (PPF) Scheme, to which all PPF scheme members that issue insured policies contribute.

  •
  enhanced consumer protection requirements, including requirements that financial advisers assess whether a customer has the relevant knowledge or experience to understand the risks and features of unlisted investment products and carry out a due diligence exercise to ascertain whether the new product is suitable for the targeted client.

  •
  Mandatory requirements and non-mandatory standards in relation to disclosure, investment guidelines, borrowing limits and operational practices for investment-linked life insurance policies.

        The Ministry of Information, Communication and the Arts (MICA) also undertook consultations in 2011 in respect of data protection, which have now closed. Further developments are awaited.

Capital requirements

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

        A registered insurer is required at all times to maintain a minimum level of paid-up ordinary share capital and to ensure that its financial resources are not less than the greater of the sum of the aggregate of the total risk requirement of all insurance funds established and maintained by the insurer under the Singapore Insurance Act; and where the insurer is incorporated in Singapore, the total risk requirement arising from the assets and liabilities of the insurer that do not belong to any insurance fund established and maintained under the Singapore Insurance Act (including assets and liabilities of any of the insurer's branches located outside Singapore); or a minimum amount of 5 million Singapore Dollars.

        The MAS also has the authority to direct that the insurer satisfy capital adequacy requirements other than those that the insurer is required to maintain under the Singapore Insurance Act if the MAS considers it appropriate.

Malaysia—Prudential Assurance Malaysia Berhad

Overview

        Prudential Assurance Malaysia Berhad has composite licenses to carry on both life and general insurance business in Malaysia pursuant to the Insurance Act 1996.

        In Malaysia, Bank Negara Malaysia ("BNM") is the regulatory body responsible for supervising and regulating the conduct of insurance business.

        BNM places considerable emphasis on fair market conduct by the insurance industry and protection of consumers' interests. BNM has issued guidelines on the minimum disclosure requirements to be observed by insurers and their intermediaries. The guidelines specify the timing and minimum information that must be disclosed to a prospective policy owner at the pre-contract stage and at the point of entering into a contract to enable them to make informed decisions and during the term of the contract. Minimum information includes, for example, details of types of cover offered, product features, benefits, restrictions, premium payments and exclusions of the policy as well as any significant conditions and obligations on the policy holder and addition product specific disclosure requirements. There are additional product specific disclosure requirements to be met. The Board of Directors or a committee of the Board of Directors is expected to ensure that proper systems and processes are in place to implement the guidelines.

        In addition, the Prudential Assurance Malaysia Berhad is a member of the Life Insurance Association of Malaysia and the General Insurance Association of Malaysia. The Life Insurance Association of Malaysia and the General Insurance Association of Malaysia are self-regulated bodies. Resolutions and circulars issued by these associations are binding on the member insurance companies.

        Guidelines to enhance the protection of customers' interests were introduced by the Life Insurance Association of Malaysia on 2 January 2012. In addition to the implementation of customer welcome calls, the requirements for fact-find forms and benefits illustrations have been revised.

Capital requirements

        BNM has introduced an RBC framework aimed at improving the risk management practices of insurers. Under the RBC framework, insurers are required to maintain a capital adequacy level that is commensurate with their risk profiles. Each insurer is required to determine the adequacy of the capital available in its insurance and shareholders' fund to support the total capital it requires. This serves as a key indicator of the insurer's financial resilience which is used by BNM to determine the need for supervisory interventions.

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

Overview

        Prudential BSN Takaful Berhad ("Prudential Takaful") (a Prudential joint venture with Bank Simpanan Nasional) was the first overseas insurer to be granted a domestic Takaful License in Malaysia.

        The Takaful business in Malaysia, like the insurance business discussed above, is also regulated by BNM. In addition, Prudential Takaful is required to be a member of the Malaysian Takaful Association ("MTA"), an association for Takaful operators that seeks to improve industry self-regulation through uniformity in market practice and to promote a higher level of co-operation. Resolutions and circulars issued by the MTA are binding on its members.

        Takaful in Malaysia is considered to be part of mainstream mercantile law, and is subject to the civil court structure. It is not regulated by Shariah law in Shariah courts. However, the operations of a Takaful operator must conform to the rules and requirements of Shariah as regulated in the Takaful Act 1984, which elevates the BNM's Shariah Advisory Council to the position of sole authority on Shariah matters. A Takaful operator is required to establish a Shariah advisory body approved by BNM to which BNM's Shariah Advisory Council will give guidance and advice on the operations and business activities. Guidelines were issued in 2004 to streamline the functions and duties of Shariah advisory bodies of Takaful operators and strengthen their independence. BNM issued a new Shariah governance framework in 2010 to provide a more comprehensive guidance on the roles and responsibilities of the Shariah advisory bodies and the board management of Islamic financial institutions.

        To further promote the orderly growth of Takaful business, additional guidelines which came into force in January 2012 outline parameters to govern operational processes, focusing on uniformity with Shariah principles, prudent management of Takaful funds, transparency, good governance and risk management.

Capital requirements

        BNM issued the Takaful Operational Framework which came into force on 2 January 2012. The regulations further strengthen the operational and valuation requirements of Shariah law.

China—CITIC-Prudential Life Insurance Company Limited

Overview

        CITIC-Prudential Life Insurance Company Limited (Prudential's joint venture with CITIC) is authorised to conduct life insurance business in China. To date, CITIC-Prudential Life had business across China including the key markets of Guangdong, Beijing, Shanghai, Hubei, Shandong, Shejiang, Jiangsu, Tianjin, Guangxi, Fujian and Hebei.

        The body responsible for regulation of the insurance sector is the Chinese Insurance Regulatory Commission ("CIRC"). CIRC reports directly to the State Council.

        CIRC is authorised to conduct the administration, supervision and regulation of the Chinese insurance market, and to ensure that the insurance industry operates in a stable manner in compliance with the law. Amongst other things, it examines and approves the establishment of insurance companies and their branches and supervises market conduct. A special department, the Inspection Bureau, was established by CIRC to strengthen the function of investigating significant non-compliance issues and the conduct of insurance companies and the handling of complaints. CIRC also has local offices in all the provinces and selected direct administrative cities and regions across the country which set and administer implementation rules and guidelines in the application of the regulations introduced by CIRC. The local offices will also regulate many aspects of the insurance companies' activities within the locations for which they are responsible, including but not limited to business, sales and agent conducts, sales licensing practices, approving new sales offices and assessing minor administrative penalties.

        CIRC has focused specific attention on the area of risk prevention, with five identified lines of defense against risks, namely internal management and control systems, supervision of solvency adequacy, on-site inspection, fund management regulation and insurance security fund. In response to the global financial crisis, more importance has been attached to the supervision of internal control systems, corporate governance, and market conduct and information disclosure by insurance companies. A classification system has also been developed by the regulator to monitor risks in the industry. Under the system, insurance companies are classified into four groups based on the risk indicators relating to solvency margins, corporate governance, capital management, financial status and market conduct. Different administrative measures such as risk warning, on-site inspection, restriction of business expansion and investment, may be imposed on different groups.

        In an effort to further strengthen regulation over the bancassurance channel, CIRC issued a new guideline in 2011 to disallow insurance company staff from stationing in bank branches or assisting in the selling process.

        The People's Bank of China ("PBOC") is entrusted with responsibility and authority of regulating all anti-money laundering activities in China and has actively been developing rules and guidance, requiring insurance companies to abide by the PRC's main AML law and regulations in connection with capital investment, transfers and set-up of new branches, and specify senior management's responsibilities on AML.

Capital requirements

        The minimum registered paid-up capital of a foreign invested insurance company is RMB200 million. A similar requirement is imposed on a Chinese branch of a foreign insurance company. Both foreign invested insurance companies and Chinese branches of foreign insurance companies are required to maintain a solvency ratio that is not lower than 100 per cent. Under relevant PRC regulations, the solvency ratio is the ratio of actual capital to the minimum capital requirement applicable to the insurer pursuant to relevant regulations. The actual capital is the difference between the admitted assets and admitted liabilities. The CIRC requires solvency reports to be submitted quarterly, annually or ad hoc as required by the CIRC. Where an insurer is not able to meet its solvency requirement, it is required to report immediately to the CIRC.

Thailand—Prudential Life Assurance (Thailand) Public Company Limited

Overview

        Prudential Life Assurance (Thailand) Public Company Limited (PLT) holds a life insurance license and is authorised to offer life and general insurance products. This also includes an authorisation to offer products with an investment linked feature.

        PLT is regulated and supervised by the Office of Insurance Commission ("OIC"),the independent regulatory organisation handling day-to-day insurance business affairs and reporting to the Ministry of Finance.

        The OIC has the power to manage and supervise insurance companies, protect insured persons and the general public, implement policies with respect to insurance funds, and regulate the professional conduct, qualifications and licensing of insurance brokers, agents and actuaries.

        In respect of AML, all life insurance businesses are also regulated by the Anti-Money Laundering Office ("AMLO"). All suspicious reporting is to be made to Thailand's Financial Intelligence Unit ("FIU").

        In the private sector, the Thai Life Assurance Association and the General Insurance Association play an active development role for their membership and support the insurance business as its representative bodies.

        The OIC has initiated a five-year insurance development plan 2010-2014 with the objective of strengthening the Thai insurance system, developing the quality of the system to meet international standards and preparing for free trade in the future.

Capital requirements

        Life insurers are required by law to maintain capital funds at the greater of two per cent of their insurance reserve or 50 million Thai Baht, but the OIC requires insurers to maintain capital funds of at least 150 per cent of this amount. An insurer that fails to maintain capital funds in line with OIC guidelines and does not take corrective action to address the deficiency will be subject to sanctions through restrictions on its investment and other business activities.

        The 2008 amendments to the Life Insurance Act required the implementation of risk-based capital adequacy tests by 2011. Relating to this the OIC has issued guidelines in 2011 requiring audited quarterly RBC returns to be filed with them.

Philippines—Pru Life Insurance Corporation of UK

        Pru Life Insurance Corporation of UK is licensed as a life insurance company that also offers health, accident and disability insurance.

        The Insurance Code of the Philippines, as amended, ("Insurance Code") gives the power to supervise and regulate the operations and business of insurance companies to the Insurance Commission ("IC"). The IC is a government agency under the Department of Finance, and is headed by the Insurance Commissioner.

        IC regulation and supervision seeks, amongst other things, to ensure that adequate insurance protection is available to the public at a fair and reasonable cost and to ensure the financial stability of the insurance industry so that all legitimate claims of the insured public are met promptly and equitably, and to safeguard the rights and interests of the insured.

        The IC issues licenses to insurance companies and other insurance market participants and also has the authority to suspend or revoke such licenses in certain circumstances.

        The Insurance Code empowers the IC to adjudicate in the first instance insurance claims and complaints involving loss, damage or liability, up to specified amounts, to accept informal and administrative complaints from policyholders and to assist in settling their disputes with insurance companies.

        Any life insurance company existing, operating, or otherwise doing business in the Philippines with at least sixty per cent (60%) foreign equity must meet a minimum capital requirement and also adopt an RBC Framework.

India—ICICI Prudential Life Insurance Company Limited

        ICICI Prudential Life Insurance Company Limited (Prudential's joint venture with ICICI) is authorised to carry on long-term insurance business in India.

        Insurance is subject to federal regulation in India. The Insurance Regulatory & Development Authority (the "IRDA") is the key regulator for ICICI Prudential Life Insurance operations. The IRDA's duties include issuing certificates of registration to insurance companies, protecting the interests of policyholders, and regulating, promoting and ensuring the orderly growth of the insurance industry. Regulatory direction is currently focused on corporate governance and disclosures to stakeholders. The IRDA's regulations also encourage the sale of insurance to customers in rural parts of India.

        In addition, a high-level body, the Financial Stability and Development Council was set up in December 2010, to institutionalise and strengthen mechanisms for maintaining financial stability without prejudice to the autonomy of regulators. Among other things this council deals with issues relating to financial sector development, macro prudential supervision of the economy, including the functioning of large financial conglomerates, and address inter-regulatory coordination issues. In late 2011, the Finance Ministry formed four committees to prepare a roadmap for the insurance industry, tasked to look into issues relating to insurance penetration, product development and the regulatory framework, these committees will engage with industry bodies, ratings agencies and the Finance Ministry.

        There has been a significant volume of regulatory developments in India since 2010 designed to shift the emphasis of the industry away from products which are mostly investment oriented and encourage more traditional savings and protection. The most significant changes relate to product regulation of investment-linked policies known as unit-linked insurance policies (ULIPS) with initiatives to rationalise ULIP product features.

        The IRDA has since continued issuing guidance and clarification to its 2010 product regulations particularly in respect of pensions, ULIPs and variable life products. Key regulations in 2011 include the introduction of a single pricing methodology to calculate NAV; and maintaining separate bank accounts for segregated linked funds.

        In 2011 the IRDA also began to focus on conduct of business rules. Agents will now be required to source a minimum amount of business and maintain a prescribed persistency level, for the period 2011-2014. Enforcement actions for agents failing to meet the persistency levels are targeted to be implemented from 2014 onwards. The IRDA has also published an exposure draft proposing the introduction of a product matrix to supervise the sales of life insurance products as well as the introduction of an analysis form during the sales process. Consultations closed in February 2012 and further action from IRDA is awaited.

        Outsourcing guidelines have also been issued which define core/non-core activities and require insurers to put in place a comprehensive outsourcing risk management program, and to report certain key outsourcing arrangements to the IRDA. Boards must approve an insurer's outsourcing policy as well as review annually the performance of third party providers.

        In its attempts to grow the insurance industry the IRDA facilitated a Bancassurance Committee and a consultation paper was released in July 2011. Draft regulations were issued in November 2011. Further iterations by the ORDA are expected following industry feedback.

        Another significant regulatory development in 2011 was the publication of IRDA draft guidelines allowing insurers who have been in operation for over 10 years to raise funds through IPOs. The IRDA will decide the decide the size of the issue, including limitations on the dilution of stakes by promoters and subscriptions to be allotted to foreign investors.

Indonesia—PT. Prudential Life Assurance

        PT. Prudential Life Assurance is authorised to carry on long-term (for an indefinite period) insurance business in Indonesia. Prudential's operations in Indonesia are authorised to distribute life insurance products based on either conventional or Shariah principles, through Agency and Bancassurance (including direct marketing) channels. While the regulations for life products based on conventional principles are fully developed (in accordance with current market conditions), the government has promulgated new regulations in relation to life products with Shariah principles.

        The insurance industry is regulated by the Insurance Bureau under the Capital Market and Financial Institution Supervisory Board ("Bapepam LK") of the Ministry of Finance ("MoF"). The Indonesian parliament has approved a bill that will create a new regulator, the Financial Services Supervisory Authority ("OJK"). The OJK will take over supervision of banks, brokerages and insurance companies from 2013.

        The MoF issues decrees on, among other things, licensing of insurance companies, business conduct, auditing, solvency, fit and proper test for directors and commissioners of insurance companies, Shariah insurance and KYC principles. These decrees are usually supplemented by implementing regulations issued by the Bapepam LK.

        The 2011 regulations issued by the MoF focused on Shariah governance and business conduct rules. The MoF also issued audit guidelines raising its scrutiny of insurers through regular inspections.

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

        In January 2012, the MoF issued draft regulations governing product development and distribution. Insurers would be required to develop and implement strategic product plans, including relevant risks to be integrated in the organisational risk management framework. The draft regulations also detail disclosure requirements relating to product sales and marketing materials.

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

        The JFSA has recently revised and enhanced its inspection criteria regarding reinsurers' financial strength and its integrated risk management schemes.

        As of the 2012 financial year end, the standard for calculating solvency margin ratios, one of the key indicators for JFSA supervision of insurance companies will be revised to reflect stricter capital and risk measurement requirements that were introduced as a response to the recent financial crisis.

        As of October 1, 2010, all life insurers have been required to enter into contracts with the Life Insurance Association of Japan (LIAJ) that designate the Arbitration Council within the LIAJ as the designated dispute settlement institution for disputes with policyholders.

Vietnam—Prudential Vietnam Assurance Private Limited

        Prudential Vietnam Assurance Private Limited is licensed and regulated by the Ministry of Finance of Vietnam (the "MoF") as a life insurance company. An insurance company is not permitted to operate both life and non-life insurance at the same time, except in the case of a life insurance company that offers personal health and protection care insurance as a supplement to life insurance.

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

        The updated Insurance Law 61/2010/QH came into effect on 1 July 2011. Under the new law the State Administration of Insurance Business will conduct supervision of insurance business taking the necessary measures to ensure that insurers satisfy their financial requirements for fulfilling their obligations to policyholders.

        Anti-money laundering controls in the insurance industry are monitored by the Anti-Money Laundering Department under the Banking Inspection, State Bank of Vietnam.

        To further protect policyholders, the MoF issued Decree no.123/2011/ND-CP at the end of December 2011, requiring insurers to pay into a Policy Owner Protection Fund.

2.    Regulation of investment and funds businesses and other regulated operations

        Prudential conducts investment and fund businesses through subsidiaries or joint ventures in the following countries in Asia: Hong, Kong, Japan, Korea, The People's Republic of China, India, Singapore, Malaysia, Dubai and Vietnam. All operations are authorised and licensed by the relevant authorities, or exempted from licensing under the relevant regulations.

Hong Kong

        Products and services offered by Prudential in Hong Kong are regulated under separate statutory regimes by different regulatory bodies, including the Hong Kong Securities and Futures Commission ("HKSFC"), the Hong Kong Monetary Authority and the Mandatory Provident Fund Schemes Authority ("MPFA").

        THE MPFA regulates the compulsory Mandatory Provident Fund ("MPF"). In addition, the selling of MPF products by agents is regulated by the MPFA. The MPFA is responsible for the licensing and supervision of trustees who wish to administer MPF schemes and MPF intermediaries.

        The Securities and Futures Ordinance ("SFO") and other subsidiary legislation govern the key regulatory requirements in Hong Kong relating to licensing requirements for persons carrying out regulated activities, including dealing in securities, advising on securities, fund management, market conduct, disclosure of interests, offering document requirements for securities and products including mutual funds and unit trusts, as well as investment-linked assurance products. The HKSFC is the statutory body responsible for the administration of the SFO and the related subsidiary legislations and rules.

        The Hong Kong branch of PAC is regulated by the HKSFC for its operations relating to investment linked products. It is also registered with the MPFA as a MPF corporate intermediary.

        Eastspring Investments (Hong Kong) Limited, incorporated in Hong Kong, is a wholly owned subsidiary of Prudential Plc. It is licensed with the HKSFC and authorised to deal in and advise on securities and undertake asset management activities in Hong Kong. It also holds a QFII (Qualified Foreign Institutional Investors) license issued by the China Securities Regulatory Commission ("CSRC") and a certificate of Investment Registration issued by the Korea Financial Supervisory Service ("KFFS"). The company is also registered with the KFFS as an offshore investment advisor for investment advisory business and investment discretionary management business. The funds registered in Hong Kong by Eastspring Investments (Hong Kong) are also registered in Macau with the Monetary Authority of Macau.

        BOCI Prudential Asset Management Limited ("BOCIP"), incorporated in Hong Kong, is a joint venture between Prudential Corporation Holdings Limited (36 per cent) and BOC Asset Management Limited (64 per cent).BOCIP is licensed by the HKSFC and is authorised to deal in and advise on securities, advise on corporate finance, advise on futures contracts and undertake asset management activities. It is also registered with the MPFA as an MPF corporate intermediary.

        BOCI-Prudential Trustee Limited is a joint venture between Prudential Corporation Holdings Limited (36 per cent) and BOC Group Trustee Company Limited (64 per cent). The company is incorporated in Hong Kong and is an approved trustee under the MPFSO and an associated entity to the BOCIP under the SFO.

        Key regulatory developments in 2011 applicable to Eastspring, BOCIP, BOCI-Prudential Trustee Limited include the following:

Eastspring Investments (Hong Kong) Limited

        There has been a growing trend towards greater protection of retail investors. New measures brought into force in 2011 include;

  •
  evidentiary requirements for proving professional status, licensing of credit rating agencies and analysis;

  •
  prohibitions on the sale of unauthorised structured products to retail investors;

  •
  requirements for key fact documents and disclosure requirements in respect of existing unit trust and mutual fund schemes; and

  •
  requirements that an investor's knowledge of derivatives be assessed to determine product suitability.

        In October 2011, HKMA and SFC issued a joint consultation paper on the proposals to regulate the OTC derivatives market in Hong Kong largely in response to global efforts and G20 reforms. The proposals include:

  •
  mandatory reporting, clearing and trading obligations in line with the G20 commitments and the establishment of infrastructure for such, and

  •
  regulation of key players in the OTC derivatives market. "OTC derivatives transactions" will be defined broadly. The regulators propose a new regulated activity for dealers, advisers and clearing agents in the OTC derivatives markets who are not authorised institutions. The regulators target to roll out this new regime by the end of 2012.

        The SFC has announced new guidelines on anti-money laundering and counter-terrorist financing which will come into effect in April 2012.

        In November 2011 the SFC issued a consultation paper on proposed amendments to the Code of Conduct of Persons licensed or registered with the SFC, in relation to the establishment of a Financial Dispute Resolution Centre.

BOCI-Prudential Asset Management

        On 29 August 2011, the HKSFC announced new measures to improve collateral and transparency of domestic synthetic Exchange Traded Funds (ETFs). Synthetic ETF managers must ensure that:

  •
  the collateral level for domestic synthetic ETFs is increased to a minimum 100 per cent collateralisation so that there is no uncollateralised counterparty risk exposure resulting from the use of financial derivatives to replicate index performance;

  •
  they implement a prudent haircut policy particularly where the collateral taken is in the form of equity securities (the market value of such equity collateral must be equivalent to at least 120 per cent of the related gross counterparty risk exposure);

  •
  full collateralisation is accomplished prior to 31 October 2011; and

  •
  the increase of collateral levels commences within two weeks of the manager making the related announcement.

BOCI-Prudential Trustee Limited

        The minimum level of relevant income will be increased from HK$5,000 to HK$6,500 (monthly) and HK$160 to HK$250 (daily) for contribution purpose with effect from 1 November 2011.

Japan

        Eastspring Investment Limited (known until February 2012 as PCA Asset Management Limited) is registered with the Kanto Local Finance Bureau under the Financial Services Agency ("JFSA") to engage in (a) second financial instruments business, (b) investment management business, (c) investment advisory & agency business and (d) ancillary business under the Financial Instruments and Exchange Act ("FIEA").

        The company is also a member of the Investment Trusts Association, Japan and the Japan Securities Investment Advisers Association. Both associations are self-regulatory bodies under FIEA. Eastspring Investment Limited is required to comply with the policies and regulations issued by these associations, which are authorised to conduct on and off-site inspection in addition to the inspection conducted by the Securities and Exchange Surveillance Commission which is part of JFSA.

        Under its registration in respect of the second financial instruments business, the company is permitted to explain products being sold but cannot effect actual sales of Prudential's funds directly to investors. It does not therefore set up or maintain customer accounts for purposes of investment in Prudential's funds or their settlement, which may only be opened at relevant distributors such as registered financial institutions and type one financial instruments business operators like securities companies. In 2010, Eastspring Investment Limited (while it was PCA Asset Management Limited) started an investment agency business to provide Group companies with intermediary services to conduct investment advisory or discretionary agreements with a domestic asset management company.

Korea

        Prudential conducts a fund business in Korea through an indirect, wholly-owned subsidiary, Eastspring Asset Management Korea Co. Ltd. The bodies responsible for the regulation of asset management companies, investment advisers and discretionary management companies are the Financial Services Commission ("FSC") and its executive arm, the Financial Supervisory Service ("FSS").

        Traditionally, the FSC in Korea has operated in a prescriptive manner with a significant amount of detailed regulation that asset management companies must comply with. In recent years, the style of regulation of the indirect investment industry has been changing in line with a more general trend towards liberalisation of financial services. In particular, the FSC has focused on deregulation in asset management and product design activities and shifted increasingly towards a principles-based regulatory regime.

        In November 2011, the draft Financial Investment Services and Capital Markets Act passed the State Council. It proposes a change in the definition of collective investment management vehicles which may have an impact on Eastspring Asset Management Korea Co. Ltd. If the draft is passed by the National Congress, it will come into force in January 2015.

Taiwan

        The body responsible for regulation of securities investment trust enterprises ("SITE"), securities investment consulting enterprises ("SICE") and discretionary investment businesses is the Securities and Futures Bureau ("SFB") under the Financial Supervisory Commission ("FSC"). The SFB is responsible for promulgating laws, regulations and policies in relation to these business areas.

        Eastspring Investment Trust Co. Ltd is registered as a SITE with the FSC. It is compulsory that all SITEs are members of the Securities Investment Trust and Consulting Association ("SITCA"), a self-regulatory organisation ("SRO"). SITCA supports the regulatory and administrative operations entrusted to the SFB by adopting self-regulatory rules and overseeing self-regulation by its members, establishing a membership disciplinary framework and carrying out matters that the SFB has authorised it to handle, such as previewing product filing documents before submission for the SFB's final review. SITCA also acts as liaison between the SFB and its members for matters of business development.

        Key regulatory developments in 2011 include:

  •
  Heightened disclosure requirements to end investors for institutions selling either onshore or offshore funds

  •
  Requirements for SITEs to formalise their internal control requirements when appointing sales representatives and soliciting business in areas where no branches are registered.

  •
  Implementation of the Financial consumer Protection Act, which provides a legal basis for investors to take action against financial institutions on suitability and disclosure grounds, and the establishment of a Financial Ombudsman Service to hear customer complaints.

China

        CITIC-Prudential Fund Management Company Limited, a joint venture between Prudential and CITIC Group (China International Trust and Investment Corporation), is regulated by the China Securities Regulatory Commission ("CSRC"). The CSRC supervises the establishment of fund management companies ("FMCs") and the launch of securities investment funds.

        The legislative framework of China's fund industry comprises the China Securities Investment Funds Law (the "Fund Law") and a set of ancillary regulations (the "Fund Regulations"). While the Fund Law and Fund Regulations articulate the rules and requirements which must be adhered to by all FMCs, the supervisory approach of CSRC, to a certain extent, is also principles- based. The Chinese authorities aim to protect the legitimate rights and interests of investors and other relevant parties, and thereby to promote the healthy development of securities investment funds and securities markets.The CSRC has slowly started a process of deregulation. One major deregulation measure in 2010 was to lift the control over product approvals, which enables FMCs to launch more fund products.

        The National People's Congress ("NPC"), China's top legislator, has begun the process of revising the Fund Law. The key proposed changes include registration of hedge funds, individual ownership of fund management companies, lifting of personal trading and investment restrictions. In August 2011, the CSRC also issued revised guidelines on Fair Trade Rules for Fund Management companies, which include requirements to standardise transactions in the reverse direction between different portfolios and further specifying requirements for controls around the spread of transactions in the same direction between different portfolios.

        A number of other initiatives took effectin 2011, including permitting fund sales institutions to collect value-added service fees from investors for certain services and revisions to existing rules relating to discretionary asset management (DAM) business by fund management companies by, amongst other things, removing minimum asset under management and capital requirements for conduct of DAM business and liberalising certain investment restrictions into DAM business and by DAM businesses.

India

        ICICI Prudential Asset Management Company Limited ("the AMC"), a joint venture between Prudential and ICICI Bank Ltd., is approved by the Securities and Exchange Board of India ("SEBI") to act as Investment Manager of ICICI Prudential Mutual Fund (the "Fund"). The Fund was set up as a Trust sponsored by Prudential (through its wholly owned subsidiary Prudential Corporation Holdings Ltd) and ICICI Bank Ltd. ICICI Prudential Trust Limited (the "Trust Company"), is the Trustee to the Fund.

        Mutual funds in India are comprehensively regulated by the guidelines and statutes promulgated under the SEBI (Mutual Funds) Regulations, 1996, the Indian Trusts Act, 1882, relevant provisions of the Companies Act 1956 and other applicable laws. Any change of control of the AMC by virtue of 10 per cent or more of voting rights in the AMC or the right to appoint a majority of directors entitled to exercise control of the AMC will require the prior approval of the SEBI and the grant of an option to unit holders to exit the scheme at the prevailing net asset value without any exit load.

        All mutual funds are required to be in the form of trusts. The trustee functions are carried out by separately established trust companies or boards of trustees. In all cases, the trust deed must be approved by the SEBI. The AMC has obtained registration from the SEBI to act as a Portfolio Manager under SEBI (Portfolio Managers) Regulations 1993.

        In 2005, SEBI confirmed it had no objection to the AMC undertaking Advisory Services to Offshore Funds. The AMC has commenced the provision of Advisory Services and has also applied to set up a venture capital fund ("VCF") in India.

        Key regulatory developments in 2011 include the following:

  •
  The introduction of full transferability for units of all Mutual Fund schemes held in demat form with investors of open as well as close ended schemes given option to hold the units in the demat form;

  •
  To enhance corporate governance, improved minimum voting rights requirements for investment in group companies and in those companies which have invested in Mutual Fund schemes;

  •
  Flexibility for foreign investors to invest in mutual funds through permitted routes;

  •
  Permission for Asset Management Companies to deduct transaction charges from the subscription amount and pay the same to the distributors of the Mutual Fund products. Additionally process has been prescribed to conduct due diligence for empanelment of the distributors or brokers of the mutual fund; and

  •
  SEBI provided the guidelines on outsourcing of associated service activities by intermediaries including mutual funds. SEBI also introduced amendments to regulations that have the effect of increasing the range of business activities that can be carried out by AMCs, including changes that will permit it to launch infrastructure funds.

        The Ministry of Finance has amended the service tax regulations so as to permit the Company to avail input tax credit only up to 50% of service tax paid as against 100% of service tax input credit permitted earlier. This change will likely result in escalation of operating costs.

Singapore

        Eastspring Investments (Singapore) Limited, an indirect wholly owned subsidiary of Prudential plc, has been issued a Capital Markets Services ("CMS") license, to conduct the regulated activities of fund management and dealing in securities by the MAS. In addition, Eastspring Investments (Singapore) Limited is admitted by the Central Provident Board ("CPF") as a Fund Management Company ("FMC") under the CPF Investment Scheme ("CPFIS") and may manage unit trusts included under the CPFIS. It is also registered with the US Securities and Exchange Commission ("SEC"), under the Investment Advisers Act of 1940; the Financial Services Commission of South Korea, as a Cross border Investment Advisor under the Capital Market Consolidation Act; and SEBI, under the SEBI (Foreign Institutional Investors) Regulations, 1995. The company is also registered as a Qualified Institutional Investor with Japan's Financial Supervisory Authority. Further, Eastspring Investments (Singapore) Limited, is relying on the Class Order Exemption CO 03/1102 from the Australian Securities and Investments Commission for exemption from the need to hold an Australian financial services license for provision of services to wholesale clients in Australia.

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

        Key regulatory developments in 2011 include the following:

  •
  MAS issued the revised Code on Collective Investment Schemes ("Code") on 8 April 2011 which took effect from 1 October 2011. Key changes to the core requirements under the Code included the introduction of a list of permissible investments for funds, strengthening safeguards on the use of financial derivatives, securities borrowing and lending requirements and enhancing requirements for funds investing in structured instruments with more stringent requirements on market risk and credit risk monitoring for such instruments. Arising from the revisions to the Code, the Central Provident Fund Board issued a consultation paper in September 2011 on the proposed revisions to the CPF Investment Guidelines (CPFIG) which set the investment limits and guidelines for funds included under the CPFIS. In addition, the MAS also issued a revised MAS 307—Investment Linked Life Insurance Policies on 23 September 2011, which has an impact on the investment linked funds managed by Eastspring Investments (Singapore) Limited.

  •
  In 2011 MAS focused on improving regulations relating to consumer protection. Specifically, it introduced requirements in respect of product suitability, due diligence and assessment of customer knowledge and understanding of risks associated with Specified Investment Products (SIPs).

  •
  As a follow-up from the MAS consultation paper on the proposed changes to the regulatory regime for FMCs and Exempt Financial Intermediaries in April 2010, MAS issued a further consultation paper in September 2011 on the draft legislative amendments to give effect to the revised regulatory regime for fund management companies ("FMCs"), as well as additional proposals to further enhance the business conduct requirements for FMCs. MAS is also proposing additional requirements to enhance the business conduct requirements (including client order priority) for FMCs and to require FMCs to put in place a risk management framework over their fund management operations to identify, address and monitor the risks associated with the assets that they manage. The MAS also proposes FMCs which operate under the notification regime to undergo independent annual audits.

  •
  MAS issued guidelines on IT Outsourcing in July 2011. MAS now requires that prior to entering into a contract with any outsourcing service providers, financial institutions should perform a thorough risk assessment of the proposed outsourcing arrangements against all relevant MAS regulations, guidelines and other requirements.

Malaysia

        Eastspring Investments Berhad ("EIB") was incorporated in November 2000 and is a wholly owned subsidiary of a Malaysian incorporated company, Nova Sepadu Sdn Bhd, which is in turn a subsidiary of Prudential.

        Eastspring Al Wara' Investments Berhad (Al-Wara) was incorporated in June 2009 and is a wholly owned subsidiary of Prudential Corporation Holdings Ltd. Al-Wara is an Islamic Shariah compliance asset management company.

        EIB and Al-Wara' are both regulated by the Securities Commission ("the SC"), a statutory body formed under the Securities Commission Act 1993 (SCA) and Capital Markets Services Act 2007 (CMSA), which reports to the Minister of Finance.

        The SC has the power to investigate and enforce the areas within its jurisdiction. It regulates all matters relating to unit trust schemes and Islamic asset management and supervises licensed persons dealing in assets and fund management activities and products. Underpinning all its functions is the SC's ultimate responsibility of protecting the investor. Apart from discharging its regulatory functions, the SC is also obliged by statute to encourage and promote the development of the securities and futures markets in Malaysia.

        All Capital Market Services License holders carrying on one or more of regulated activities of Dealing in Securities Trading in Futures Contracts & Fund Management must be members of the Securities Industry Dispute Resolution Center (SIDREC) or an alternative dispute resolution body approved by the SC. The duties of SIDREC are to settle any dispute or claim between a client and a member; to act as a dispute resolution body by receiving references in relation to disputes or claims andresolving such disputes or claims in an accessible, efficient & effective manner, based on the principles of fairness and reasonableness. EIB & AL-Wara' became a member of SIDREC on 14 January 2011.

        The SC also revised key guidelines in 2011 to enhance client asset protection and further safeguard the interests of investors in a number of areas. Fund management companies must make their clients aware of the risks inherent in the investments, including liquidity and attribution of ownership. They must provide quarterly updates on the performance of each client's portfolio against appropriate benchmarks and any subsequent changes in risk. Fund management companies are also now prohibited from recommending or investing clients fund in, products which they themselves do not fully understand in terms of structure, pricing mechanism and nature of underlying assets.

        The SC in 2011 also enabled intermediaries to focus on their core strengths of intermediation by permitting them to outsource their back office functions to both foreign and domestic service providers.

        In December 2011, SC issued application guidelines for fund management companies interested in becoming providers to private retirement schemes.

Dubai

        Eastspring Investments Limited ("EIL") was incorporated in the Dubai International Financial Centre ("DIFC") in September 2006. PAMD is an ultimately wholly-owned subsidiary of Prudential Plc.

        PAMD is regulated by the Dubai Financial Services Authority ("DFSA"), which is the independent regulator for DIFC. PAMD holds a license for arranging credit or deals in investments, advising on financial products or credit and has a retail endorsement on its license.

        The supervisory approach of DFSA is, to a large extent, risk-based.

        In 2011 the Central Bank circulated a consultation paper on the possibility of a new Funds regime in the UAE that would shift regulatory authority over funds from the Central Bank to the Emirates Securities and Commodities Authority. The impact of this change to EIL and DFSA regulated firms is not yet known.

Vietnam

        Eastspring Investments Fund Management Limited Liability Company ("EIFM") was established and operates under a business registration for securities investment fund management and securities portfolio management.

        Prudential Vietnam Assurance Private Limited is the sole owner of EIFM.

        EIFM is regulated by the State Securities Commission of Vietnam ("SSC"), which is overseen by the Ministry of Finance ("MoF"). In keeping with its mandate to establish and develop the securities markets, the SSC supervises the organisation, and operation of securities investment funds and fund management companies.

        The Ministry of Finance passed legislation in December 2011, effective from 1 March 2012, to allow the introduction and regulation of open-ended funds.

US Supervision and Regulation

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

        Insurance regulatory authorities in the jurisdictions in which Jackson does business require it to file detailed quarterly and annual financial statements, and these authorities have the right to examine its operations and accounts. In addition, Jackson is generally subject to federal and state laws and regulations that affect the conduct of its business. New York and Michigan require their state insurance authorities to conduct an examination of an insurer under their jurisdiction at least once every five years. The New York insurance authorities completed a triennial examination of Jackson National Life of New York in 2010 for the examination period of 1 January 2006 through 31 December 2008. Michigan insurance authorities completed an examination of Jackson in 2010 for the period 1 January 2005 through 31 December 2008. There were no material findings in the final examination reports issued by the Michigan and New York authorities.

        Jackson's ability to pay shareholder dividends is limited under Michigan insurance law. The Commissioner of the Michigan Office of Financial and Insurance Regulation (the "Michigan Insurance Commissioner") may limit, or not permit, the payment of shareholder dividends if the Michigan Insurance Commissioner determines that an insurer's surplus, as regards policyholders, is not reasonable in relation to its outstanding liabilities and is not adequate to meet its financial needs as required by Michigan insurance law. Jackson must report any shareholder dividends to the Michigan Insurance Commissioner before they can be paid. In the case of an extraordinary shareholder dividend or distribution, an insurer may not pay the dividend or distribution until 30 days after the Michigan Insurance Commissioner has received notice of the declaration and has not disapproved, or has approved, the payment within that period. For this purpose, an extraordinary dividend or distribution means any dividend or distribution of cash or other property where the fair market value, together with that of other dividends or distributions that an insurer made within the preceding twelve months, exceeds the greater of 10 per cent of the insurer's surplus, as regards policyholders as of 31 December, of the immediately preceding year, or the net gain from operations of the insurer, not including realised capital gains, for the prior year. In 2009, 2010 and 2011, Jackson paid shareholder dividends of US$250.0 million, US$275.0 million, and US$530.0 million respectively.

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

Guaranty associations and similar arrangements

        Each of the 50 states of the United States, the District of Columbia and the Commonwealth of Puerto Rico has laws requiring insurance companies doing business within their jurisdictions to participate in various types of guaranty associations or other similar arrangements. These associations and arrangements provide certain levels of protection to policyholders from losses under insurance policies issued by insurance companies that become impaired or insolvent. Typically, these associations levy assessments, up to prescribed limits, on member insurers on a basis that is related to the member insurer's proportionate share of the business in the relevant jurisdiction of all member insurers in the lines of business in which the impaired or insolvent insurer is engaged. Some jurisdictions permit member insurers to recover assessments that they paid through full or partial premium tax offsets, usually over a period of years. Prudential Group estimated its reserve for future guarantee fund assessments for Jackson to be US$24.9 million at 31 December 2010. Prudential estimated its reserve for future guarantee fund assessments for Jackson to be US$23.4million at 31 December 2011. Prudential believes this reserve to be adequate for all anticipated payments for known insolvencies.

Asset valuation reserve

        State regulators generally require that insurers establish an asset valuation reserve that consists of two components: a "default component" to provide for future credit-related losses on fixed income investments and an "equity component" to provide for losses on all types of equity investments. The asset valuation reserve establishes statutory reserves for fixed maturity securities, equity securities, mortgage loans, real estate, derivative instruments and other invested assets. The reserve is designed to provide for a normalised level of future losses based on the credit rating of each individual investment. The level of reserves is based on both the type of investment and its rating. Contributions to the reserve may result in a reduction in Jackson's unassigned surplus, which, in turn, may reduce funds available for shareholder distributions. The extent of the impact of the asset valuation reserve on Jackson's statutory surplus depends in part on the future composition of the investment portfolio.

Interest maintenance reserve

        State regulators generally require that insurers establish an interest maintenance reserve to defer non-credit-related realised capital gains and losses, net of taxes, on fixed income investments (primarily bonds, derivative instruments and mortgage loans) which are amortised into net income over the estimated remaining periods to maturity of the investments sold and to defer material gains or losses, net of taxes, resulting from market value adjustments on policies and contracts backed by assets carried at book value. The extent of the impact of the interest maintenance reserve on earnings and surplus depends on the amount of future interest rate-related realised capital gains and losses on fixed maturity investments, derivatives and mortgage loans and deferred gains or losses resulting from market value adjustments on policies and contracts backed by assets that are valued at book value.

The National Association of Insurance Commissioners ratios

        On the basis of statutory financial statements that insurers file with state insurance regulators, the National Association of Insurance Commissioners annually calculates 12 financial ratios to assist state regulators in monitoring the financial condition of insurance companies. A usual range of results for each ratio is used as a benchmark and departure from the usual range on four or more of the ratios can lead to inquiries from individual state insurance departments. In 2011, Jackson had three ratios fall outside the usual range for which there were no regulatory consequences.

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

        Jackson has received approval from the Michigan Office of Financial and Insurance Regulation regarding the use of a permitted accounting practice. This permitted practice allows Jackson to carry certain interest rate swaps at book value as if statutory hedge accounting were in place instead of at fair value as would have been otherwise required. The permitted practice is effective 31 December 2011 and expires with the period ending September 30, 2012 unless extended by the Michigan Insurance Commissioner. The effects of this permitted practice may not be considered by the company when determining the surplus available for dividends, nor the nature of dividends as ordinary or extraordinary.

Risk-based capital

        The National Association of Insurance Commissioners has developed risk-based capital standards for life insurance companies as well as a model act for state legislatures to enact. The model act requires that life insurance companies report on a risk-based capital formula standard that they calculate by applying factors to various asset, premium and reserve items and separate model based calculations of risk associated primarily with variable annuity products. The risk-based capital formula takes into account the risk characteristics of a company, including asset risk, insurance risk, interest rate risk, market risk and business risk. The National Association of Insurance Commissioners designed the formula as an early warning tool to identify potentially inadequately capitalised companies for purposes of initiating regulatory action.

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

        At 31 December 2011 the Company's total adjusted capital under the National Association of Insurance Commissioners' definition substantially exceeded Michigan standards.

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

Implementation of US Foreign Account Tax Compliance ("FATCA") provisions

        Although the insurance business is regulated on a State level, US federal tax legislation and rules, including those relating to the insurance industry or insurance products, can have a significant impact on Prudential's business. Tax legislation and rules, and their interpretation, may change, possibly with retrospective effect, and proposals that would affect such changes are debated periodically by the US Congress.

        Legislation incorporating provisions referred to as FATCA was passed in the US on 18 March 2010. The legislation and subsequent guidance released in February 2012, requires Foreign Financial Institutions (FFIs) (such as Prudential) to enter into an FFI agreement, which requires the FFI to undertake due diligence procedures to identify and provide information on accounts held by US persons and US-owned foreign entities, or otherwise face a 30% withholding tax on certain payments made to the FFI. In addition, FFIs that have entered into an FFI agreement may be required to withhold on certain payments made to FFIs that have not entered into an FFI Agreement, account holders who fail to provide sufficient information to classify an account as a US or non-US account, and US account holders who do not agree to the FFI reporting certain account related information to the IRS. Final regulations are expected in late 2012, and are expected to apply to all FFIs globally. Complying with the required identification, withholding and reporting obligations is expected to require significant investment in an FFI's compliance and reporting framework. Prudential is following developments regarding FATCA closely, and are coordinating with all relevant authorities.

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

        Jackson National Asset Management, LLC ("JNAM") is registered with the SEC as an investment adviser pursuant to the Investment Advisers Act of 1940, as amended (the "Investment Advisers Act"). JNAM is registered as a transfer agent pursuant to the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"). The investment companies (mutual funds) for which JNAM serves as an investment adviser are subject to SEC registration and regulation pursuant to the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended (the "Investment Company Act"). In addition, each variable annuity and variable life product sponsored by Jackson is subject to SEC registration and regulation pursuant to the Securities Act and the Investment Company Act, and applicable state insurance and securities laws. Each variable annuity and variable life product is organised as a separate account that is a unit investment trust.

        Curian Capital, LLC and Jackson Investment Management LLC are registered with the SEC pursuant to the Investment Advisers Act and are also registered or notice filed in all applicable states.

        Curian Clearing, LLC is registered as a broker-dealer with the SEC pursuant to the Securities Exchange Act, and is registered as a broker-dealer in all applicable states. In addition, Curian Clearing, LLC is a member firm of the Financial Industry Regulatory Authority (the "FINRA"), subject to its supervisory and regulatory requirements.

        Jackson National Life Distributors LLC is registered as a broker-dealer with the SEC pursuant to the Securities Exchange Act, and is registered as a broker-dealer in all applicable states. In addition, Jackson National Life Distributors LLC is a member firm of the FINRA, subject to its supervisory and regulatory requirements.

        National Planning Holdings, Inc. ("NPH") owns four retail broker-dealers, being IFC Holdings, Inc. (doing business as INVEST Financial Corporation), ("IFC"), Investment Centers of America, Inc ("ICA"), National Planning Corporation ("NPC") and SII Investments, Inc. ("SII"). These entities are registered as broker-dealers, investment advisers, and insurance agencies (or affiliated with insurance agencies), and are licensed and qualified to transact business pursuant to their respective registration on licensure with the SEC and state securities and insurance authorities, and membership with FINRA and the Municipal Securities Rulemaking Board. NPC, SII, and ICA are also members of the National Futures Association ("NFA"). Membership of the NFA is required for commodities and futures trading.

        Prudential also conducts certain of its US institutional investment management activities through PPM America, Inc., which is registered with the SEC as an investment adviser under the Investment Advisers Act. PPM America serves as the investment adviser to Jackson and as the primary institutional investment adviser for certain Prudential subsidiaries, including The Prudential Assurance Company Limited. PPM America also acts as sub-adviser to certain US and foreign advisers affiliated with Prudential with respect to certain US portfolios of accounts or products sponsored or managed by such affiliates, including US mutual funds, UK-based pooled investment vehicles, a Luxembourg-based SICAV, Japanese investment trusts, and other similar vehicles. PPM America also serves as an investment adviser to other affiliated and unaffiliated institutional clients such as CDOs or similar structured vehicles and private investment funds (in which PPM America affiliates such as Prudential UK entities and Jackson are generally investors), and a limited number of other unaffiliated accounts. The US mutual funds for which PPM America serves as sub-adviser are subject to regulation under the Securities Act and the Investment Company Act, and other similar vehicles organised outside of the US may also be subject to regulation under applicable local law.

        PPM America and certain of its subsidiaries are subject to various levels of regulation under the federal securities laws that the SEC administers as well as state securities laws. In connection with providing investment advisory services to certain of its clients, PPM America may also be subject to regulation under applicable foreign laws.

        To the extent that PPM America or the NPH broker-dealers maintain accounts with assets of employee benefit plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), or the Internal Revenue Code, they may be subject to certain restrictions imposed by ERISA or the Internal Revenue Code. Such restrictions are summarised in "Employee Benefit Plan Compliance" in the Section below. The US Department of Labor (the "Department of Labor") and the US Internal Revenue Service have interpretive and enforcement authority over the applicable provisions of ERISA and the Internal Revenue Code.

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

Financial services regulatory and legislative issues

        In the US, the Dodd Frank Wall Street Reform and Consumer Protection Act of 2010 ("the Dodd Frank Act") which represents a comprehensive overhaul of the financial services industry within the United States, was enacted in July 2010. The full impact of the Dodd Frank Act on Prudential's businesses is not currently clear, however, as many of its provisions have a delayed effectiveness and/or require rulemaking by various US regulators over the coming years.

        The Dodd Frank Act vests a newly created Financial Stability Oversight Council ("the Council") with the power to designate systemically important institutions which will be subject to special regulatory supervision and other provisions intended to prevent or mitigate the impact of future disruptions in the US financial system. If Prudential is designated as a systemically important institution, its US operations may be subject to heightened prudential standards to be promulgated and ad ministers by the US Federal Reserve Board, including, amongst other things, heightened capital, leverage and liquidity standards, risk management requirements, concentration limits, resolution plans and stress tests, and potential discretionary requirements relating to contingent capital, enhanced public disclosure and short term debt limits. This same analysis may also be applied to Jackson.

        Proposed rules and guidance outlining the manner in which the Council intends to determine which companies should be so designated were released in October 2011. The proposals set forth a three-stage process of increasingly in-depth evaluation and analysis, drawing on both qualitative and quantitative information (but preserving significant Council discretion). The proposals do not, however, permit a definitive view as to whether Prudential (or Jackson) would or would not be designated as systemically important even in the event that the proposals were to be adopted by the Council in the form proposed.

        Other changes in the Dodd Frank Act include: the creation of a new "Federal Insurance Office" within the Treasury Department that will, amongst other things, monitor (but not regulate) the insurance industry and, conduct a study of how to improve insurance regulation in the United States; discretionary authority for the SEC to impose a harmonised standard of care for investment advisers and broker-dealers which provide personalised advice about securities to retail customers; and requirements that certain derivatives be traded on registered exchanges and cleared through registered central counterparties.

        The timing and the ultimate impact on the management and operations of Prudential and the regulations promulgated, or to be promulgated, pursuant to these statutory provisions, cannot yet be definitively determined.

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

        A coalition of national insurance and banking organisations has supported the introduction of US federal legislation that would allow insurance companies to obtain a federal charter as a regulatory alternative to a state charter. A coalition of insurers has been formed that is opposed to the so-called optional federal charter. Prudential cannot predict whether any federal charter or any other federal (or state) legislative initiative to change the nature or scope of the regulation of the insurance industry will be enacted into law.

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

Item 4A    Unresolved Staff comments

        None

Item 5.    Operating and Financial Review and Prospects

        The following discussion and analysis should be read in conjunction with Prudential's consolidated financial statements and the related notes to Prudential's consolidated financial statements included in this document.

        A summary of the critical accounting policies which have been applied to these statements is set forth in the section below entitled 'IFRS Critical Accounting Policies'.

        The results discussed below are not necessarily indicative of the results to be expected in any future periods. This discussion contains forward-looking statements based on current expectations, which involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in these forward-looking statements due to a number of factors, including those set forth in the section below entitled '—Principal Factors Affecting Results of Operations' and in Item 3, 'Key Information—Risk Factors' and elsewhere in this document.

 Introduction

        Prudential is an international retail financial services group with significant operations in Asia, the US and the UK. Prudential serves more than 26 million customers and has £351 billion of assets under management. Prudential is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential is structured around four main business units: Prudential Corporation Asia, Jackson, Prudential UK and M&G.

        Prudential is a leading life insurer in Asia operating in 12 markets. Prudential has built a high performing platform with effective, multi-channel distribution, a product portfolio centred on regular savings and protection, award winning customer services and a well respected brand. Prudential's Asian based asset management division, Eastspring Investments, is one of the region's leading fund managers and the largest onshore provider of mutual funds.

        Jackson is one of the largest life insurance companies in the US, providing retirement savings and income solutions to more than 2.9 million policies and contracts in force. Jackson is also one of the top three providers of variable annuities in the US. Founded 50 years ago, Jackson has a long and successful record of providing advisers with the products, tools and support to design effective retirement solutions for their clients.

        Prudential UK is a leading life and pensions provider to approximately seven million customers in the United Kingdom. Prudential believes that its expertise in areas such as longevity, risk management and multi-asset investment, together with its financial strength and highly respected brand, means that the business is strongly positioned to continue pursuing a value-driven strategy built around its core strengths in with-profits and annuities.

        M&G is Prudential's UK and European fund management business with total company and external assets under management of £201 billion (at 31 December 2011). M&G has been investing money for individual and institutional clients for 80 years. It is one of Europe's largest active investment managers.

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

        Please refer to Item 3. "Key Information—Risk Factors" and Item 4. "Information on the Company—Business of Prudential" for additional discussion of factors that may impact Prudential's results of operations.

General economic and market conditions

        2011 was a productive year for Prudential during which Prudential delivered strong performance across all of its key metrics and made clear progress towards its 2013 'Growth and Cash' financial objectives. These results were delivered during a particularly challenging macroeconomic environment and are testament to the quality of Prudential's franchises across Asia, the US and the UK.

        Particular features for the Prudential's geographic areas of operations are shown below:

Asia

        The European debt crisis is driving significant uncertainty in the global economy, however, Asia looks set to remain a world economic powerhouse as although lower external demand is impacting growth, regional and domestic demand remains robust. The Asian Development Bank(1) expects the Asian economies(2) to grow by around 7 per cent in 2012, down from about 7.5 per cent in 2011 and 9 per cent in 2010, but still significantly higher than the rest of the world. Prudential is well placed to participate in this growth as one of the region's leading providers of long-term savings and protection products.

        Over the last decade Asia's sustained economic growth has resulted in the rapid growth of the Asian middle class and now this is one of the fastest growing population groupings in the world. Although Asia currently has less than 25 per cent of the world's middle class population, the Organisation for Economic Co-operation and Development (OECD) sees this figure doubling in the next 15 years. This middle class now have increasing disposable income, assets and lifestyles they want to protect and the recognition of a need to plan their own financial futures, independent of any state provisions.

        Asia is also seeing a significant rise in the incidence of non-communicable diseases such as cancer, heart disease and diabetes as until comparatively recently people used to die from infectious diseases and malnutrition before 'middle age' ailments could arise. However, now 'rich country diseases' have very quickly become an issue in Asia. The World Health Organisation expects the number of deaths in South-East Asia attributable to non-communicable diseases or critical illnesses to increase by 20 per cent over the next 10 years and the number of diabetics in China is expected to double by 2025. These critical illnesses not only have the potential to decimate individual families' finances, they also impose a huge burden on the economy due to lost working time through sick leave and acquired skills exiting the work force. Raising awareness of lifestyle and related health issues together with the promotion of regular check ups, for example in relation to underwriting insurance policies, is becoming increasingly important as economies continue to develop.

        Aligning to these developments, Asia is seeing a significant expansion of its savings and protection industry supported by governments and regulators. For example, regulators in China, Singapore and Malaysia have all recently stressed the importance of continuing to increase the rates of insurance penetration in their markets. Regulatory standards are also being raised with, for example, greater emphasis on ensuring that products are fit for purpose and that customers fully appreciate the features of their policies. Whereas compliance with the relevant regulations was always implicit in the way insurers ran their businesses, there is a trend towards a more explicit demonstration of this through documentation, audits and more formal management structures.

(1)
Source: Published in Asia Economic Monitor December 2011

(2)
Excluding Australia and New Zealand

        Despite the attractiveness of these markets, the competitive environment in Asia has remained fairly constant over the past few years as barriers to entry remain high due to the material capital requirements combined with a shortage of the strategic and executional expertise needed for securing licences, establishing brands, building quality distribution and launching and administering products. Distribution in the region remains dominated by traditional tied agency forces, but banks are becoming increasingly significant distributors. The industry's growth has typically been constrained by the pace at which the insurers can build out distribution and assemble the infrastructures needed to administer and manage the increasing volumes of premiums generated by the business.

        The size and significance of Asian insurers has increased in recent years. A consequence of this has been their increased presence in the capital markets. Today there is far more disclosure and analysis of the financial performance of the businesses than was the case a few years ago, but there is still some way to go before the industry has common reporting standards and accounting practices. Market leadership is still typically gauged by simple sales metrics although this is changing as metrics that emphasise value generated using a risk-based assessment of returns to policyholders and shareholders are becoming more prevalent. Regulators are now taking a broader view of market leadership too; leaders are expected to behave in an exemplary manner at all times, to drive improvements in all aspects of the business and to champion a variety of social initiatives.

United States

        The United States is the world's largest retirement savings market. Each year, many of the 78 million 'baby boomers'(3) reach retirement age, which will trigger a shift from savings accumulation to retirement income generation for more than US$10 trillion of accumulated wealth over the next decade(4).

        During 2011, the US equity markets continued to be challenging for the financial services industry, with higher volatility returning during the second half of the year, along with a decline of interest rates to historically low levels. Despite a very volatile year, the S&P 500 index recovered from the large falls in the third quarter to finish flat for the year. Implied volatility ended the year higher than that at year end 2010. Overall, rates on 10-year treasuries reached new historical lows during the second half of 2011, finishing the year below 2 per cent, while AA corporate spreads widened from year end 2010 levels.

        In such an environment, Jackson's asset and liability management continues to incorporate equity and interest rate exposure on an aggregate basis in order to ensure that total economic risk is hedged effectively within Prudential's established policy limits. Jackson continues to adapt its hedging programme to market conditions in order to ensure continued strong risk management. Despite historically low interest rates, volatile equity markets and the fluctuations in equity volatility experienced in 2011, Jackson's hedging programme continued to perform well, mitigating the impact of the macroeconomic challenges and supporting Prudential's robust capital position. Jackson's approach to pricing and hedging has always been to adopt a conservative stance and Prudential believes that this positions Jackson well to outperform its peers during periods of market dislocation. Policyholder behaviour in 2011 continued to trend in line with both Prudential's pricing and reserving expectations.

        The uncertain environment continues to provide an advantage to companies with good financial strength ratings and a track record of financial discipline. Companies that were hardest hit by the market disruptions over the last few years still have to work to regain market share as customers and distributors seek product providers that offer consistency, stability and financial strength. Jackson continues to benefit significantly from this flight to quality and heightened risk aversion.

(3)
Source: US Census Bureau

(4)
Source: McKinsey

        Thanks to Prudential's financial stability and innovative products, Prudential continues to enhance its reputation as a high-quality and reliable business partner, with sales increasing as more advisers have recognised the benefits of working with Jackson. A significant part of Jackson's growth continues to come from an increase in its distribution penetration with sales through distributors who either did not previously sell Jackson's products or simply did not sell variable annuities. In the second half of 2011, Jackson entered into another wirehouse distribution agreement further extending Jackson's ability to reach all major wirehouse firms in the US on attractive terms.

        Jackson's strategy focuses on balancing value, volume, capital efficiency, balance sheet strength and strict pricing discipline for both variable and fixed annuities. Fixed annuity sales have slowed as a result of the current interest rate environment.

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

        Changes in interest rates either upward or downward, including changes in the difference between the levels of prevailing short-term and long-term rates, can expose Jackson to the risk of not earning anticipated spreads between the rate earned on investments and the rate credited on its policies. For example, if interest rates go up and/or competitors offer higher crediting rates, withdrawals on annuity contracts may increase as policyholders seek higher investment returns elsewhere. In response, Jackson could (i) raise its crediting rates to stem withdrawals, decreasing its spread; (ii) sell assets which may have depressed values in a high interest rate environment, creating realised investment losses; or (iii) pay out existing cash which would otherwise have earned interest at the higher interest rates. Moreover, to the extent that Jackson holds illiquid private placements and commercial mortgages, there is a risk that it will incur losses if it needs to sell those assets.

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

        The profitability of Jackson's fee-based business depends in large part on its ability to manage equity market risk. As the investment return on the separate account assets is attributed directly to the contract holders, Jackson's profit arises from the fees charged on the contracts, less the expenses incurred, which include the costs of guarantees. In addition to being a profitable book of business in its own right, the variable annuity book also provides an opportunity to utilise the offsetting equity risk among various lines of business to manage Jackson's equity exposure in a cost-effective fashion. Jackson believes that the internal management of equity risk coupled with the utilisation of external derivative instruments where necessary, continues to provide a cost-effective method of managing equity exposure. Profits in the variable annuity book of business will continue to be subject to the impact of market movements both on sales and allocations to the variable accounts and the effects of the economic hedging program. While Jackson hedges its risk on an economic basis, the nature and duration of the hedging instruments, which are recorded at fair value through the income statement, will fluctuate and produce some accounting volatility.

        Jackson continues to believe that, on a long-term economic basis, its equity exposure remains well managed.

United Kingdom

        The UK life & pensions market, which is mature and the third largest in the world, is characterised by a concentration of wealth in the 45 to 74 age group and an ageing population, as the 'baby boomers' get older and progressively move into retirement. Many of these individuals are insufficiently prepared financially for the prospect of spending longer in retirement and as a result, are considering extending their working lives while adopting a more flexible approach towards retirement. Prudential UK is well positioned to help the 'baby-boomers and subsequent generations meet their financial needs both as they approach and during retirement through its range of market leading with-profits and annuity products.

        In 2011 Prudential UK continued to pursue a value over volume strategy, actively choosing to compete selectively in the retirement savings and income markets, and balancing the writing of new business with sustainable cash generation and capital preservation.

        In the United Kingdom, where Prudential's with-profits fund invests in debt and other fixed income securities, equity securities and real estate, shareholders' profits under IFRS are strongly related to the bonuses it declares. The most important influences on the bonus rates are the overall rate of return earned on investments and Prudential's expectation of future investment returns. Further information on with-profits products is provided in Item 5 'Basis of Profits', '—With-Profits Products' and '—Bonus Rates' below. In addition, shareholders' profits under IFRS are significantly influenced by the contribution from the growing shareholder backed annuity business. The key factors affecting the profitability of this business are described in note D2 to the consolidated financial statements in Item 18.

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

        In the United States, Jackson has been the subject of class action litigation which is discussed in more detail in Item 4 'Information on the Company—Business of Prudential—Legal Proceedings'. Whilst the outcome of such matters cannot be predicted with certainty, Prudential believes that the ultimate outcome of such litigation and regulatory issues will not have a material adverse effect on Prudential's financial condition, results of operations, or cash flows. Changes in pension, financial services and tax regulation could have an impact on Prudential's results.

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

IFRS Critical Accounting Policies

        Prudential's discussion and analysis of its financial condition and results of operations are based upon Prudential's audited consolidated financial statements, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU). EU-endorsed IFRS may differ from IFRS as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. As at 31 December 2011, there were no unendorsed standards effective for the three years ended 31 December 2011 affecting the consolidated financial information of Prudential, and there were no differences between IFRS endorsed by the EU and IFRS issued by the IASB in terms of their application to Prudential. Accordingly, Prudential's financial information for the three years ended 31 December 2011 is prepared in accordance with IFRS as issued by the IASB. Prudential adopts mandatory requirements of new or altered EU-adopted IFRS standards where required, and may consider earlier adoption where permitted and appropriate in the circumstances.

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

        The items discussed below and in cross-referenced notes within the consolidated financial statements in Item 18 explain the effect of changes in estimates and the effect of reasonably likely changes in the key assumptions underlying these estimates as of the latest statement of financial position date so as to provide analysis that recognises the different accounting effects on profit and loss or equity. In order to provide relevant analysis that is appropriate to the circumstances applicable to Prudential's businesses, the explanations refer to types of business, fund structure, the relationship between asset and policyholder liability measurement, and the differences in the method of accounting permitted under IFRS 4 for accounting for insurance contract assets, policyholder liabilities and unallocated surplus of Prudential's with-profits funds.

Investments

Determining the fair value of financial investments when the markets are not active

        The Group holds certain financial investments for which the markets are not active. These can include financial investments which are not quoted on active markets and financial investments for which markets are no longer active as a result of market conditions eg market illiquidity. When the markets are not active, there is generally no or limited observable market data to account for financial investments at fair value. The determination of whether an active market exists for a financial investment requires management's judgement.

        If the market for a financial investment of the Group is not active, the fair value is determined by using valuation techniques. The Group establishes fair value for these financial investments by using quotations from independent third-parties, such as brokers or pricing services or by using internally developed pricing models. Priority is given to publicly available prices from independent sources when available, but overall the source of pricing and/or the valuation technique is chosen with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date. The valuation techniques include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and, if applicable, enterprise valuation and may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these financial investments.

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

        At 31 December 2011, £4,565 million (2010: £4,573 million) of the financial investments (net of derivative liabilities) valued at fair value were classified as level 3. Of these £800 million (2010: £866 million) are held to back shareholder non-linked business and so changes to these valuations will directly impact shareholders' equity. Further details of the classification of financial instruments are given in note G1 to the consolidated financial statements in Item 18.

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

  •
  The duration and extent to which the amortised cost exceeds fair value.

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

    If a loss event that will have a detrimental effect on cash flows is identified an impairment loss in the income statement is recognised. The loss recognised is determined as the difference between the book cost and the fair value of the relevant impaired securities. This loss comprises the effect of the expected loss of contractual cash flows and any additional market-price-driven temporary reductions in values.

        For Jackson's residential mortgage-backed and other asset-backed securities, all of which are classified as available-for-sale, the model used to analyse cash flows, begins with the current delinquency experience of the underlying collateral pool for the structure, by applying assumptions about how much of the currently delinquent loans will eventually default, and multiplying this by an assumed loss severity. Additional factors are applied to anticipate ageing effect. After applying a cash flow simulation an indication is obtained as to whether or not the security has suffered, or is anticipated to suffer, contractual principal or interest payment shortfall. If a shortfall applies an impairment charge is recorded. The difference between the fair value and book cost for unimpaired securities designated as available-for-sale, is accounted for as unrealised gains or losses, with the movements in the accounting period being included in other comprehensive income.

        The Group's review of fair value involves several criteria, including economic conditions, credit loss experience, other issuer-specific developments and future cash flows. These assessments are based on the best available information at the time. Factors such as market liquidity, the widening of bid/ask spreads and a change in cash flow assumptions can contribute to future price volatility. If actual experience differs negatively from the assumptions and other considerations used in the consolidated financial statements, unrealised losses currently in equity may be recognised in the income statement in future periods. The preceding note in this section provides explanation on how fair value is determined when the markets for the financial investments are not active. Further, additional details on the impairments of the available-for-sale securities of Jackson are described in notes D3 and G5 to the consolidated financial statements in Item 18.

        Impairment losses recognised on available-for-sale securities amounted to £62 million (2010: £124 million; 2009: £630 million). Of this amount, 34 per cent (2010: 90 per cent; 2009: 86 per cent) has been recorded on structured asset-backed securities, primarily due to reduced cash flow expectations on such securities that are collateralised by diversified pools of primarily below investment grade securities. Of the losses related to the impairment of fixed maturity securities, the top five individual corporate issuers made up 75 per cent (2010: 32 per cent; 2009: 11 per cent), reflecting a deteriorating business outlook of the companies concerned. The impairment losses have been recorded in 'investment return' in the income statement.

        In 2011, the Group realised gross losses on sales of available-for-sale securities of £43 million (2010: £160 million; 2009: £134 million) with 64 per cent (2010: 45 per cent; 2009: 60 per cent) of these losses related to the disposal of fixed maturity securities of 10 (2010: 15; 2009: five) individual issuers, which were disposed of as part of risk reduction programmes intended to limit future credit loss exposure. Of the £43 million (2010: £ 160 million; 2009: £134 million), £32 million (2010: £99 million; 2009: £6 million) relates to losses on sales of impaired and deteriorating securities.

        The effect of those reasonably likely changes in the key assumptions underlying the estimates that underpin the assessment of whether impairment has taken place depends on the factors described above. A key indicator of whether such impairment may arise in future, and the potential amounts at risk, is the profile of gross unrealised losses for fixed maturity securities accounted for on an available-for-sale basis by reference to the time periods by which the securities have been held continuously in an unrealised loss position and by reference to the maturity date of the securities concerned.

        In 2011 there was a movement in the statement of financial position value for debt securities classified as available-for-sale from a net unrealised gain of £1,210 million to a net unrealised gain of £2,057 million. The gross unrealised gain in the statement of financial position increased from £1,580 million at 31 December 2010 to £2,303 million at 31 December 2011 (31 December 2009: £966 million), while the gross unrealised loss decreased from £370 million at 31 December 2010 to £246 million at 31 December 2011 (31 December 2009: £970 million).

(a)   Fair value of available-for-sale securities as a percentage of book value

        The following table shows the fair value of the debt securities in a gross unrealised loss position for various percentages of book value at 31 December:

	2011		2010
	Fair value	Unrealised loss	Fair value	Unrealised loss

	£m	£m	£m	£m
Between 90% and 100%	1,829	(60)	3,390	(102)
Between 80% and 90%	172	(28)	273	(44)
Below 80%	208	(158)	339	(224)

Total	2,209	(246)	4,002	(370)

        Included within the table above are amounts relating to sub-prime and Alt-A securities of:

	2011		2010
	Fair value	Unrealised loss	Fair value	Unrealised loss

	£m	£m	£m	£m
Between 90% and 100%	149	(7)	98	(6)
Between 80% and 90%	69	(11)	55	(9)
Below 80% note (d)	104	(35)	56	(25)

Total	322	(53)	209	(40)

(b)   Unrealised losses by maturity of available-for-sale securities

	2011	2010

	£m	£m
Less than 1 year	—	—
1 year to 5 years	(7)	(6)
5 years to 10 years	(28)	(47)
More than 10 years	(28)	(49)
Mortgage-backed and other debt securities	(183)	(268)

Total*	(246)	(370)

*
These relate to assets with a fair market value and book value of £2,209 million (2010: £4,002 million) and £2,455 million (2010: £4,372 million) respectively.

(c)   Age analysis of unrealised losses for the years indicated for available-for-sale securities

        The following table shows the age analysis of all the unrealised losses in the portfolio by reference to the length of time the securities have been in an unrealised loss position:

	2011			2010
	Non investment grade	Investment grade	Total	Non investment grade	Investment grade	Total

	£m	£m	£m	£m	£m	£m
Less than 6 months	(11)	(31)	(42)	(3)	(67)	(70)
6 months to 1 year	(7)	(8)	(15)	(2)	—	(2)
1 year to 2 years	(5)	(1)	(6)	(13)	(20)	(33)
2 years to 3 years	(7)	(10)	(17)	(27)	(55)	(82)
More than 3 years	(61)	(105)	(166)	(58)	(125)	(183)

Total	(91)	(155)	(246)	(103)	(267)	(370)

        At 31 December 2011, the gross unrealised losses in the statement of financial position for the sub-prime and Alt-A securities in an unrealised loss position were £53 million (2010: £40 million). Of these losses £10 million (2010: £1 million) relate to securities that have been in an unrealised loss position for less than one year and £43 million (2010: £39 million) to securities that have been in an unrealised loss position for more than one year.

(d)   Securities whose fair value were below 80 per cent of the book value

        As shown in the table (a) above, £158 million of the £246 million of gross unrealised losses at 31 December 2011 (2010: £224 million of the £370 million of gross unrealised losses) related to securities whose fair value was below 80 per cent of the book value. The analysis of the £158 million (2010: £224 million), by category of debt securities and by age analysis indicating the length of time for which their fair value was below 80 per cent of the book value, is as follows:

	2011		2010
Category analysis	Fair value	Unrealised loss	Fair value	Unrealised loss

	£m	£m	£m	£m
Residential mortgage-backed securities
Prime (including agency)	38	(16)	88	(39)
Alt—A	12	(3)	15	(4)
Sub-prime	58	(32)	41	(20)

	108	(51)	144	(63)
Commercial mortgage-backed securities.	6	(29)	8	(29)
Other asset-backed securities	65	(58)	123	(105)

Total structured securities	179	(138)	275	(197)
Corporates	29	(20)	64	(27)

Total	208	(158)	339	(224)

        Age analysis of fair value being below 80 per cent for the period indicated:

	2011		2010
Category analysis	Fair value	Unrealised loss	Fair value	Unrealised loss

	£m	£m	£m	£m
Less than 3 months	15	(5)	—	(1)
3 months to 6 months	45	(15)	—	—
More than 6 months	148	(138)	339	(223)

	208	(158)	339	(224)

Assets held at amortised cost

        Financial assets classified as loans and receivables under IAS 39 are carried at amortised cost using the effective interest rate method. Certain mortgage loans of the UK insurance operations have been designated at fair value through profit and loss as this loan portfolio is managed and evaluated on a fair value basis and these are included within loans in the balance sheet. The loans and receivables include loans collateralised by mortgages, deposits and loans to policyholders. In estimating future cash flows, the Group looks at the expected cash flows of the assets and applies historical loss experience of assets with similar credit risks that has been adjusted for conditions in the historical loss experience which no longer exist or for conditions that are expected to arise. The estimated future cash flows are discounted using the financial asset's original or variable effective interest rate and exclude credit losses that have not yet been incurred.

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

        Accordingly, insurers must perform a product classification exercise across their portfolio of contracts issued to determine the allocation to these various categories. IFRS 4 permits the continued usage of previously applied GAAP for insurance contracts and investment contracts with discretionary participating features. Except for UK regulated with-profits funds, this basis has been applied by the Group.

        For investment contracts that do not contain discretionary participating features, IAS 39 and, where the contract includes an investment management element, IAS 18, apply measurement principles to assets and liabilities attaching to the contract.

Valuation assumptions

(i)    Contracts of with-profits funds

        The Group's with-profits funds write with-profits and other protection type policies classified as insurance contracts and investment contracts with discretionary participating features. For UK regulated with-profits funds, the contract liabilities are valued by reference to the UK Financial Services Authority's (FSA) realistic basis. In aggregate, this basis has the effect of placing a value on the liabilities of UK with-profits contracts, which reflects the amounts expected to be paid based on the current value of investments held by the with-profits funds and current circumstances.

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

        The Group's other with-profits contracts are written in with-profits funds that operate in some of the Group's Asian operations. The liabilities for these contracts and those of Prudential Annuities Limited, which is a subsidiary company of the PAC with-profits fund, are determined differently. For these contracts the liabilities are estimated using actuarial methods based on assumptions relating to premiums, interest rates, investment returns, expenses, mortality and surrenders. The assumptions to which the estimation of these reserves is particularly sensitive are the interest rate used to discount the provision and the assumed future mortality experience of policyholders.

        For liabilities determined using the basis described above for UK regulated with-profits funds, and the other liabilities described in the preceding paragraph, changes in estimates arising from the likely range of possible changes in underlying key assumptions have no direct impact on the reported profit.

        This lack of sensitivity reflects the with-profits fund structure, basis of distribution, and the application of previous GAAP to the unallocated surplus of with-profits funds as permitted by IFRS 4. Changes in liabilities of these contracts that are caused by altered estimates are absorbed by the unallocated surplus of the with-profits funds with no direct effect on shareholders' equity. The Company's obligations and more detail on such circumstances are described in note H14 in the consolidated financial statements in Item 18.

(ii)   Other contracts

        Contracts, other than those of with-profits funds, are written in shareholder-backed operations of the Group. The significant shareholder-backed product groupings and the factors that may significantly affect IFRS results due to experience against assumptions or changes of assumptions vary significantly between business units. For some types of business the effect of changes in assumptions may be significant, whilst for others, due to the nature of the product, assumption setting may be of less significance. The nature of the products and the significance of assumptions are discussed in notes D2, D3 and D4 in the consolidated financial statements in Item 18. From the perspective of shareholder results the key sensitivity relates to the assumption for allowance for credit risk for UK annuity business, as described in note D2(g)(iii) in the consolidated financial statements in Item 18.

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

        Variable annuity contracts written by Jackson may provide for guaranteed minimum death, income, or withdrawal benefit features. In general terms, liabilities for these benefits are accounted for under US GAAP by using estimates of future benefits and fees under best estimate assumptions. For variable annuity business the key assumption is the investment return from the separate accounts, which for all years included was 8.4 per cent per annum (after deduction of external fund management fees) determined using a mean reversion methodology. Under the mean reversion methodology, projected returns over the next five years are flexed (subject to capping) so that, combined with the actual rates of return for the current and the previous two years the 8.4 per cent rate is maintained. The projected rates of return are capped at no more than 15 per cent for each of the next five years. Further details are explained in note D3(g) in the consolidated financial statements in Item 18.

        These returns affect the level of future expected profits through their effects on the fee income with consequential impact on the amortisation of deferred acquisition costs as described below and the required level of provision for guaranteed minimum death benefit claims.

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

        The remaining non-participating business in Asia has some limited sensitivity to interest rates. Further details are provided in D4(j) in the consolidated financial statements in Item 18.

Deferred acquisition costs

        Significant costs are incurred in connection with acquiring new insurance business. Except for acquisition costs of with-profits contracts of the UK regulated with-profits funds, which are accounted for under the realistic FSA regimes as described in note A4 as described in the consolidated financial statement in Item 18, these costs are accounted for in a way that is consistent with the principles of the ABI SORP with deferral and amortisation against margins in future revenues on the related insurance policies. In general, this deferral is presentationally shown by an explicit carrying value for deferred acquisition costs (DAC) in the balance sheet. However, in some Asian operations the deferral is implicit through the reserving methodology. The recoverability of the explicitly and implicitly deferred acquisition costs is measured and are deemed impaired if the projected margins are less than the carrying value. To the extent that the future margins differ from those anticipated, then an adjustment to the carrying value will be necessary.

        The deferral and amortisation of acquisition costs is of most relevance to the Group's results for shareholder-financed long-term business of Jackson and Asian operations. The majority of the UK shareholder-backed business is individual and group annuity business where the incidence of acquisition costs is negligible.

Jackson

        For term business, acquisition costs are deferred and amortised in line with expected premiums. For annuity business, acquisition costs are deferred and amortised in line with expected gross profits on the relevant contracts. For interest-sensitive business, the key assumption is the long-term spread between the earned rate and the rate credited to policyholders, which is based on the annual spread analysis. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of Jackson's actual industry experience and future expectations. A detailed analysis of actual experience is measured by internally developed mortality studies.

        For variable annuity business, the key assumption is the expected long-term level of equity market returns as described above.

        The level of acquisition costs carried in the statement of financial position is also sensitive to unrealised valuation movements on debt securities held to back the liabilities and solvency capital. Further details are explained in notes D3(g) and H1 to the consolidated financial statements in Item 18.

Asian operations

        For those territories applying US GAAP to insurance assets and liabilities, as permitted by the ABI SORP, principles similar to those set out in the Jackson paragraph above are applied to the deferral and amortisation of acquisition costs. For other Asian territories, the general principles of the ABI SORP are applied with, as described above, deferral of acquisition costs being either explicit or implicit through the reserving basis.

Adoption of altered US GAAP requirements for Group IFRS reporting in 2012

        In October 2010, the Emerging Issues Task Force of the US Financial Accounting Standards Board issued Update No 2010-26 on 'Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts'. The update was issued to address perceived diversity by companies preparing financial statements in accordance with US GAAP as regards the types of acquisition costs being deferred. Under

US GAAP, costs that can be deferred and amortised are those that 'vary with and are primarily related to the acquisition of insurance contracts'. The Update requires insurers to capitalise only those incremental costs directly related to acquiring a contract for financial statements for reporting periods starting after 15 December 2011. All other indirect acquisition expenses are required to be charged to the income statement as incurred expenses. Accordingly, the main impact of the Update is to disallow insurers from deferring costs that are not directly related to successful sales.

        Under the Group's IFRS reporting, Prudential has the option to either continue with its current basis of measurement or improve its accounting policy under IFRS 4 to acknowledge the issuance of the Update. Prudential has chosen to continue with its current basis of measurement for reporting of its 2011 results and improve its policy in 2012 to apply the US GAAP update on the retrospective basis to the results of its US insurance operation Jackson National Life. The reason and timing for the change is to achieve consistency with the basis expected to be applied by peer competitor companies in the US market in their US GAAP financial statements. To ensure consistency it is also intended to make the change on the retrospective basis in 2012 for the Asian operations that historically have effectively applied US GAAP for measuring insurance assets and liabilities.

        The effect of the change is as follows:

	Year ended 31 December 2011			Year ended 31 December 2010
	As reported under current policy	Effect of change	Under new policy from 1 Jan 2012	As reported under current policy	Effect of change	Under new policy from 1 Jan 2012

	£m	£m	£m	£m	£m	£m
Profit after tax and non controlling interests	1,490	(75)	1,415	1,431	(125)	1,306
Shareholders' equity	9,117	(553)	8,564	8,031	(510)	7,521

        Further details are provided in note (c) under "Other results based information" of this section.

Pensions

        The Group applies the requirements of IAS 19, 'Employee benefits' and associated interpretations including IFRIC 14 'IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction', to its defined benefit pension schemes. The principal defined benefit pension scheme is the Prudential Staff Pension Scheme (PSPS). For PSPS the terms of the trust deed restrict shareholders' access to any underlying surplus. Accordingly, applying the interpretation of IFRIC 14, any underlying IAS 19 basis surplus is not recognised for IFRS reporting. The financial position for PSPS recorded in the IFRS financial statements reflects the higher of any underlying IAS 19 deficit and any obligation for deficit funding.

        The economic participation in the surplus or deficits attaching to the PSPS and the smaller Scottish Amicable Pensions Scheme (SAPS) are shared between the PAC with-profits sub-fund (WPSF) and shareholder operations. The economic interest reflects the source of contributions over the scheme life, which in turn reflects the activity of the members during their employment.

        In the case of PSPS, movements in the apportionment of the financial position for PSPS between the WPSF and shareholders' funds in 2011 reflect the 70/30 ratio applied to the base deficit position as at 31 December 2005 but with service cost and contributions for ongoing service apportioned by reference to the cost allocation for activity of current employees. For SAPS the ratio is estimated to be approximately 50/50 between the WPSF and shareholders' funds.

        Due to the inclusion of actuarial gains and losses in the income statement rather than being recognised in other comprehensive income, the results of the Group are affected by changes in interest rates for corporate bonds that affect the rate applied to discount projected pension payments, changes in mortality assumptions and changes in inflation assumptions.

        The total underlying Group pension scheme liabilities of £5,620 million (2010: £5,692 million) comprise £4,844 million (2010: £4,866 million) for PSPS and £776 million (2010: £826 million) for the other schemes.

        The table below shows the sensitivity of the underlying PSPS and the other scheme liabilities at 31 December 2011 to changes in discount rate, inflation rates and mortality rates.

2011
Assumption	Change in assumption	Impact in scheme liabilities on IAS 19 basis
Discount rate	Decrease by 0.2% from 4.7% to 4.5%	Increase in scheme liabilities by:
		PSPS	3.3%
		Other schemes	4.8%
Discount rate	Increase by 0.2% from 4.7% to 4.9%	Decrease in scheme liabilities by:
		PSPS	3.1%
		Other schemes	4.5%
Rate of inflation	RPI: Decrease by 0.2% from 2.9% to 2.7%	Decrease in scheme liabilities by:
	CPI: Decrease by 0.2% from 1.9% to 1.7% with consequent reduction in salary increases	PSPS Other schemes	0.6% 4.1%
Mortality rate	Increase life expectancy by 1 year	Increase in scheme liabilities by:
		PSPS	2.7%
		Other schemes	2.4%

        The sensitivity of the underlying pension scheme liabilities to changes in discount, inflation and mortality rates as shown above does not directly equate to the impact on the profit or loss attributable to shareholders or shareholders' equity due to the effect of the application of IFRIC 14 on PSPS and the allocation of a share of the interest in financial position of the PSPS and Scottish Amicable schemes to the PAC with-profits fund as described above.

        The sensitivity to the changes in the key variables as shown in the table above has no significant impact on the pension costs included in the Group's operating results. This is due to the pension costs charged in each of the periods presented being derived largely from market conditions at the beginning of the period. After applying IFRIC 14 and to the extent attributable to shareholders, any residual impact from the changes to these variables is reflected as actuarial gains and losses on defined benefit pension schemes within the supplementary analysis of profits. The relevance of this is described further below.

        For PSPS, the underlying surplus of the scheme of £1,588 million (2010: £485 million) has not been recognised under IFRIC 14. Any change in the underlying scheme liabilities to the extent that it is not sufficient to alter PSPS into a liability in excess of the deficit funding provision will not have an impact on the Group's results and financial position. Based on the underlying financial position of PSPS as at 31 December 2011, none of the changes to the underlying scheme liabilities for the changes in the variables shown in the table above have had an impact on the Group's 2011 results and financial position.

        In the event that a change in the PSPS scheme liabilities results in a deficit position for the scheme which is recognisable, the deficit recognised affects the Group's results and financial position only to the extent of the amounts attributable to shareholder operations. The amounts attributable to the PAC with-profits fund are absorbed by the liability for unallocated surplus and have no direct effect on the profit or loss attributable to shareholders or shareholders' equity.

        The deficit of the Scottish Amicable pension scheme has been allocated approximately 50 per cent to the PAC with-profits fund and 50 per cent to the shareholders. Accordingly, half of the changes to its scheme liabilities, which at 31 December 2011 were £527 million (2010: £572 million), due to the changes in the variables shown in the table above would have had an impact on the Group's shareholder results and financial position.

Deferred tax

        Deferred tax assets are recognised to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all the available evidence, it can be regarded as more likely than not that there will be suitable taxable profits against which the losses can be relieved. The taxation regimes applicable across the Group apply separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a capital or trading nature may affect the recognition of deferred tax assets. The judgements made, and uncertainties considered, in arriving at deferred tax balances in the financial statements are discussed in note H4 to the consolidated financial statement in Item 18.

Goodwill

        Goodwill impairment testing requires the exercise of judgement by management as to prospective future cash flows. Further information is disclosed in note H1 to the consolidated financial statement in Item 18.

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

Insurance contract accounting

        With the exception of certain contracts described in note D1 to the consolidated financial statements in Item 18, the contracts issued by the Group's life assurance business are classified as insurance contracts and investment contracts with discretionary participating features. As permitted by IFRS 4, assets and liabilities of these contracts are accounted for under previously applied GAAP. Accordingly, except as described below, the modified statutory basis (MSB) of reporting as set out in the revised Statement of Recommended Practice (SORP) issued by the Association of British Insurers (ABI) has been applied.

        In 2005 the Group elected to improve its IFRS accounting for UK regulated with-profits funds by the voluntary application of the UK accounting standard FRS 27, 'Life Assurance'. Under this standard, the main accounting changes that were required for UK with-profits funds were:

  •
  derecognition of deferred acquisition costs and related deferred tax; and

  •
  replacement of MSB liabilities with adjusted realistic basis liabilities.

        The results included in the financial statements for 2011, 2010 and 2009 reflect this basis.

        Unallocated surplus represents the excess of assets over policyholder liabilities for the Group's with-profits funds that have yet to be appropriated between policyholders and shareholders. The Group has elected to account for unallocated surplus wholly as a liability with no allocation to equity. This treatment reflects the fact that shareholders' participation in the cost of bonuses arises only on distribution. Shareholder profits on with-profits business reflect one-ninth of the cost of declared bonus.

        For Jackson, applying the MSB as applicable to overseas operations which permits the application of local GAAP in some circumstances, the assets and liabilities of insurance contracts are accounted for under insurance accounting prescribed by US GAAP. For the assets and liabilities of insurance contracts of Asian operations, the local GAAP is applied with adjustments, where necessary, to comply with UK GAAP. For the operations in India, Japan, Taiwan and Vietnam countries where local GAAP is not appropriate in the context of the previously applied MSB, accounting for insurance contracts is based on US GAAP. For participating business the liabilities include provisions for the policyholders' interest in realised investment gains and other surpluses that, where appropriate, have yet to be declared as bonuses.

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

Valuation and accounting presentation of fair value movements of derivatives and debt securities of Jackson

        Under IAS 39, 'Financial Instruments: Recognition and Measurement', derivatives are required to be carried at fair value. Unless net investment hedge accounting is applied, value movements on derivatives are recognised in the income statement.

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

        Under IAS 39, unless carried at amortised cost (subject to impairment provisions where appropriate) under the held-to-maturity category, debt securities are also carried at fair value. The Group has chosen not to classify any financial assets as held-to-maturity. Debt securities of Jackson are designated as available-for-sale with value movements, unless impaired, being recorded as movements within other comprehensive income. Impairments are recorded in the income statement.

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

Segmental analysis of results and earnings attributable to shareholders

        The Group uses operating profit based on longer-term investment returns as the segmental measure of its results. The basis of calculation is disclosed in this Item 5 'Results of Operations and Financial Condition' entitled 'Analysis of IFRS basis operating profit based on longer-term investment returns and IFRS total profit in note A4(d) to the consolidated financial statements in Item 18.

        For shareholder-backed business, with the exception of debt securities held by Jackson and assets classified as loans and receivables, all financial investments and investment property are designated as assets at fair value through profit and loss. Short-term fluctuations in investment returns on such assets held by with-profits funds, do not affect directly reported shareholder results. This is because (i) the unallocated surplus of with-profits funds is accounted for as liabilities and (ii) excess or deficits of income and expenditure of the funds over the required surplus for distribution are transferred to or from unallocated surplus. However, for shareholder-backed businesses the short-term fluctuations affect the result for the year and the Group provides additional analysis of results before and after short-term fluctuations in investment returns.

 Summary Consolidated Results and Basis of Preparation of Analysis

        The following table shows Prudential's consolidated total profit for the years indicated.

	Year Ended 31 December
	2011	2010	2009

	(£ million)
Total revenue, net of reinsurance	35,401	47,646	48,099
Total charges, net of reinsurance	(33,475)	(45,574)	(46,535)

Profit before tax (being tax attributable to shareholders' and policyholders' returns)*	1,926	2,072	1,564
Tax attributable to policyholders' returns	17	(611)	(818)

Profit before tax attributable to shareholders	1,943	1,461	746

Tax charge	(432)	(636)	(873)
Less: tax attributable to policyholders' returns	(17)	611	818

Tax charge attributable to shareholders' returns	(449)	(25)	(55)

Profit from continuing operations after tax	1,494	1,436	691
Discontinued operations (net of tax)	—	—	(14)

Profit for the year	1,494	1,436	677

*
This measure is the formal loss before tax measure under IFRS but it is not the result attributable to shareholders. See 'Presentation of results before tax' under IFRS Critical Accounting Policies section above for further explanation.

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

Explanation of Movements in Profits After Tax and Profits Before Shareholder Tax by Reference to the Basis Applied for Segmental Disclosure

(a)   Group overview

        Profit for the year after tax for 2011 was £1,494 million compared to £1,436 million for 2010. The increase of £58 million reflects the movement in total profit before tax attributable to shareholders, which improved from a profit of £1,461 million in 2010 to £1,943 million in 2011, which was offset by an increase in tax charge attributable to shareholders from £25 million in 2010 to £449 million in 2011.

        The total profit before tax attributable to shareholders was £1,943 million in 2011, compared with £1,461 million in 2010. The improvement reflects the increase in operating profit based on longer-term investment returns, and the fact that in 2010 the profit was reduced by the terminated AIA transaction costs of £377 million.

        The effective rate of tax at the total profit level was 23 per cent in 2011, compared to two per cent in 2010. In 2010 tax charge attributable to shareholders' profit includes a credit of £158 million which primarily relates to the impact of a settlement agreed with the UK authorities. Adjusting the rate in 2010 to exclude the exceptional tax credit of £158 million gives an underlying tax rate at the total profit level for 2010 of 13 per cent. In both 2011 and 2010, Prudential has benefited from a reduction in the main UK corporate tax rate from 28 per cent to 26.5 per cent offset by an increase in the Asia tax rate following the resolution of outstanding issues. Further details are provided in note F5 to the consolidated financial statements in Item 18.

        Profit for the year after tax for 2010 was £1,436 million compared to £677 million for 2009. The increase of £759 million predominantly reflects movement in results from continuing operations after tax which has improved from £691 million in 2009 to £1,436 million in 2010 and a loss from discontinued operations in 2009 of £14 million.

        The increase in profit from continuing operations after tax reflects an increase in profits before tax attributable to shareholders of £715 million, from profit of £746 million in 2009 to £1,461 million in 2010 and a decrease in tax charge attributable to shareholders of £30 million, from £55 million charge in 2009 to a £25 million charge in 2010. The effective tax rate for 2010 was two per cent, compared to an effective tax rate of seven per cent for 2009. Further details are provided in note F5 to the consolidated financial statements in Item 18.

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

(b)   Summary by business segment and geographical region

        The Group's operating segments as determined under IFRS 8 are insurance operations split by territories in which the Group conducts business, which are Asia, the United States and the United Kingdom, and asset management operations split into M&G, which is the Group's UK and European asset management business, Eastspring Investments, which is the Asian asset management business and the US broker-dealer and asset management business (including Curian).

        The following table shows Prudential's IFRS consolidated total profit/(loss) for the years indicated presented by summary business segment and geographic region. The accounting policies applied to the segments below are the same as those used in the Group's consolidated accounts.

	2011
	Asia	US	UK	Unallocated corporate	Total

	(£ million)
Insurance operations	488	432	671	—	1,591
Asset management*	62	16	235	—	313

Total profit attributable to the segments	550	448	906	—	1,904
Unallocated corporate	—	—	—	(410)	(410)

Total profit (loss) for the year	550	448	906	(410)	1,494

	2010
	Asia	US	UK	Unallocated corporate	Total

	(£ million)
Insurance operations	580	338	646	—	1,564
Asset management*	57	13	237	—	307

Total profit attributable to the segments	637	351	883	—	1,871
Unallocated corporate**	—	—	—	(435)	(435)

Total profit (loss) for the year	637	351	883	(435)	1,436

	2009
	Asia		US	UK	Unallocated corporate	Total

	(£ million)
Insurance operations	(218	)***	588	489	—	859
Asset management*	42		3	219	—	264

Total (loss) profit attributable to the segments	(176)		591	708	—	1,123
Unallocated corporate**					(432)	(432)
Discontinued operations****					(14)	(14)

Total (loss) profit for the year	(176)		591	708	(446)	677

*
For the US, including the broker-dealer business and Curian.

**
The results for unallocated corporate for the year ended 31 December 2010 and 2009 include the impacts of the costs of the terminated AIA transaction and the IGD hedging respectively.

***
Included the loss on the sale of the Taiwan agency business of £559 million. Excluding this amount, the total profit for the period for Asian insurance operations would be £341 million.

****
Additional information on discontinued operations is set out in note I10 to the consolidated financial statements in Item 18.

Profit from insurance operations

        Total profit from insurance operations in 2011 was £1,591 million compared to £1,564 million in 2010 and £859 million in 2009. All of the profits from insurance operations in 2011, 2010 and 2009 were from continuing operations. The 2009 figure included the loss on sale of £559 million for the

Taiwan agency business, the disposal of which was completed in June 2009 but did not qualify as a discontinued operation under IFRS. The movement in profits for insurance operations can be summarised as follows:

	Year Ended 31 December
	2011	2010	2009

	(£ million)
Profit before shareholder tax	2,111	1,961	1,025
Shareholder tax	(520)	(397)	(166)

Profit after tax	1,591	1,564	859

        The increase of £150 million in profit before tax attributable to shareholders in 2011 compared to 2010 reflects an increase in operating profits based on longer term investment returns combined with a reduction in the overall negative short-term fluctuations for the insurance operations.

        The effective shareholder tax rate on profits from insurance operations increased from 20 per cent in 2010 to 25 per cent in 2011. The increase primarily relates to increased profits in the US and the recent fiscal developments in Indonesia affecting the life assurance industry offset by the reduction in the UK tax rate.

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

        For Asian operations in countries where local GAAP is not well established and in which the business is primarily non-participating and linked business, 'grandfathered' US GAAP is used as the most appropriate reporting basis. This basis is applied in India, Japan, Taiwan and Vietnam. For with-profits business in Hong Kong, Singapore and Malaysia, the basis of profit recognition is bonus driven as described under 'United Kingdom—Basis of Profits' section below.

Comparison of total profit (loss) arising from Asian insurance operations

        The following table shows the movement in profit/(loss) arising from Asian insurance operations for 2011, 2010 and 2009:

	Year Ended 31 December
	2011	2010	2009

	(£ million)
Profit/(loss) before shareholder tax	612	646	(180)
Shareholder tax	(124)	(66)	(38)

Profit/(loss) after tax	488	580	(218)

        The 2011 profit before tax attributable to shareholders of £612 million represented a decrease of £34 million as against the comparable 2010 figureof £646 million which primarily reflects an increase of £172 million in operating profit based on longer-term investment returns offset by an adverse change of £206 million in short-term fluctuations in investment returns for shareholder-backed business.

        The effective shareholder tax rate changed from 10 per cent in 2010 to 20 per cent in 2011, with the movement principally due to the recent fiscal developments in Indonesia affecting the life assurance industry.

        The 2010 profit before tax attributable to shareholders of £646 million represented an increase of £826 million over the loss incurred in 2009 of £180 million. The increase was primarily due to the one-off loss in 2009 of £559 million, arising on the sale of the Taiwan agency business completed in June 2009; an increase in operating profit based on longer-term investment returns of £122 million in 2010 over 2009 and a positive change in short term fluctuations in investment returns of £83 million. A one off credit of £63 million arose in 2009 as a result of replacing the methodology for valuing the liabilities of the Malaysia life business by a method based on the Malaysian authority's risk based capital framework on 1 January 2009.

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

Comparison of total profit arising from US insurance operations

        The following table shows the movement in profit arising from US insurance operations for 2011, 2010 and 2009:

	Year Ended 31 December
	2011	2010	2009

	(£ million)
Profit before shareholder tax	599	455	486
Shareholder tax	(167)	(117)	102

Profit after tax	432	338	588

        The increase in profit before tax attributable to shareholders of £144 million in 2011 compared to 2010 was due to a decrease of £139 million in operating profit based on longer-term investment returns which was more than offset by a favourable change of £283 in short-term fluctuations in investment returns reflected in the income statement. The decrease in the operating profit based on longer-term investment returns was due to the accounting impact of accelerated amortization of deferred acquisition costs (DAC) of £232 million in the year. Excluding the impact of accelerated DAC amortization, the US insurance operations' earnings continued to grow during 2011. The favourable change of £283 million in the short-term fluctuations in investment returns was primarily due to lower negative fluctuations from the US operations' derivative hedging programmes in 2011 compared to 2010.

        The effective tax rate on profit/(loss) from US operations changed from 26 per cent in 2010 to a 28 per cent in 2011.

        The decrease in profit before tax attributable to shareholders of £31 million for 2010 compared to 2009 was due to a negative change of £246 million in the short-term fluctuations in investment returns reflected in the income statement, partially offset by an increase of £215 million in operating profit based on longer-term investment returns. The increase in operating profit based on longer-term investment returns was primarily due to higher separate account fee income and higher spread income in 2010 compared to 2009. The negative change of £246 million in the short-term fluctuations in investment returns was primarily due to the movements relating to the US operations' derivative and embedded derivative value movements which changed from a negative net equity hedge accounting effect of £74 million in 2009 to a negative £365 million in 2010.

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

Bonus rates

        Bonus rates are applied to with-profits policies in the UK and similar products in Singapore, Hong Kong and Malaysia. The most significant with-profits fund is in the UK where, as at 31 December 2011, liabilities to with-profits policyholders were in aggregate of £67.1 billion. Liabilities to with-profits policyholders in Asia as at 31 December 2011 were £12.6 billion. The details that follow are in respect of the UK with-profits business. The method by which bonuses for Prudential's Asia with-profits business are determined is substantially similar to the method by which bonuses for Prudential's UK with-profits business are determined.

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

        Further details on the determination of the two types of bonus ('regular' and 'final'), the application of significant judgment, key assumptions and the degree of smoothing of investment returns in determining the bonus rates are provided below.

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

        When target bonus levels change the PAC board of directors (PAC Board) has regard to the overall strength of the long-term fund when determining the length of time over which it will seek to achieve the amended prudent target bonus level.

        In normal investment conditions, PAC expects changes in regular bonus rates to be gradual over time, and these are not expected to exceed one per cent per annum over any year. However, the PAC Directors retain the discretion whether or not to declare a regular bonus each year, and there is no limit on the amount by which regular bonus rates can change.

Final bonus rates

        A final bonus which is normally declared yearly, may be added when a claim is paid or when units of a unitised product are realised.

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

        In general, the same final bonus scale applies to maturity, death and surrender claims except that:

  •
  The total surrender value may be impacted by the application of a Market Value Reduction (MVR) which is for accumulating with-profits policies and is affected by the surrender bases (for conventional with-profits business); and

  •
  For the SAIF and Scottish Amicable Life (SAL), the final bonus rates applicable on surrender may be adjusted to reflect expected future bonus rates.

Application of significant judgement

        The application of the above method for determining bonuses requires the PAC Board to apply significant judgement in many respects, including in particular the following:

  •
  Determining what constitutes fair treatment of customers: Prudential is required by UK law and regulation to consider the fair treatment of its customers in setting bonus levels. The concept of determining what constitutes fair treatment, while established by statute, is not defined.

  •
  Smoothing of investment returns: This is an important feature of with-profits products. Determining when particular circumstances, such as a significant rise or fall in market values, warrant variations in the standard bonus smoothing limits that apply in normal circumstances requires the PAC Board to exercise significant judgement.

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

        Prudential's approach, in applying significant judgement and discretion in relation to determining bonus rates, is consistent conceptually with the approach adopted by other firms that manage a with-profits business. It is also consistent with the requirements of UK law, which require all UK firms that carry out a with-profits business to define, and make publicly available, the Principles and Practices of Financial Management (PPFM) that are applied in the management of their with-profits funds.

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

  –
  different groups and generations of policyholders; and

  –
  policyholders and shareholders are managed so that all policyholders and shareholders are treated fairly; and

  •
  provide a knowledgeable observer (eg a financial adviser) with an understanding of the material risks and rewards from starting and continuing to invest in a with-profits policy with Prudential.

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

	2011	2010	2009

	£m	£m	£m
Net income of the fund:
Investment return	4,094	8,815	10,461

Claims incurred	(6,411)	(6,390)	(6,253)
Movement in policyholder liabilities	(614)	(4,301)	(3,692)
Add back policyholder bonuses for the year (as shown below)	1,945	2,019	1,827

Claims incurred and movement in policyholder liabilities (including charge for provision for asset shares and excluding policyholder bonuses)	(5,080)	(8,672)	(8,118)
Earned premiums, net of reinsurance	3,404	3,148	3,063
Other income	17	9	(2)
Acquisition costs and other expenditure	(696)	(600)	(842)
Tax charge	(63)	(528)	(640)

Net income of the fund before movement in unallocated surplus	1,676	2,172	3,922
Movement in unallocated surplus	485	70	(1,893)

Surplus for distribution	2,161	2,242	2,029

Surplus for distribution allocated as follows:
—90% policyholders bonus (as shown above)	1,945	2,019	1,827
—10% shareholders' transfers	216	223	202

	2,161	2,242	2,029

 Unallocated surplus

        The unallocated surplus represents the excess of assets over policyholder liabilities for the Group's with-profits funds. As allowed under IFRS 4, the Group has opted to continue to record unallocated surplus of with-profits funds wholly as a liability. The annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders, is transferred to (from) the unallocated surplus each year through a charge (credit) to the income statement. The balance retained in the unallocated surplus represents cumulative income arising on the with-profits business that has not been allocated to policyholders or shareholders. The balance of the unallocated surplus is determined after full provision for deferred tax on unrealised appreciation on investments.

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

The 'SAIF' and 'PAL' funds

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

Accounting for with-profits business

        For with-profits business (including non-participating business of Prudential Annuities Limited which is owned by the PAC with-profits fund), adjustments to liabilities and any related tax effects are recognised in the income statement. However, except for any impact on the annual declaration of bonuses, shareholder profit for with-profits business is unaffected. This is because IFRS basis profits for the with-profits business, which are determined on the same basis as on preceding UK GAAP, solely reflect one-ninth of the cost of bonuses declared for the year.

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

UK shareholder-backed annuity business

        The results for this type of business are prepared in accordance with the UK Modified Statutory Basis. The results reflect the inclusion of investment return including realised and unrealised gains. The charge for benefits reflects the valuation rate of interest applied to discount future anticipated payments to policyholders. This rate in turn reflects current market yields adjusted for factors including default risks on the assets backing the liabilities. The level of allowance for default risk is a key assumption. Details are included in note D2 of the consolidated financial statements in Item 18.

Comparison of total profit arising from UK insurance operations

        The following table shows the movement in profit arising from UK insurance operations for 2011, 2010 and 2009:

	Year Ended 31 December
	2011	2010	2009

	(£ million)
Profit before shareholder tax	900	860	719
Shareholder tax	(229)	(214)	(230)

Profit after tax	671	646	489

        Profit after tax from UK insurance operations increased by £25 million from £646 million in 2010 to £671 million in 2011.

        The increase in profit before tax attributable to shareholders of £40 million from £860 million in 2010 to £900 million in 2011 reflected an increase of £4 million in operating profit based on longer-term investment returns, a favourable change of £43 million in the value of short-term fluctuations in investment returns of the shareholder-backed business and a favourable change of £23 million in the shareholders' share of actuarial gains/losses in defined benefit pension schemes. These increases was partially offset by a gain of £30 million recorded in 2010 upon the dilution of the UK insurance operations' holding in PruHealth, as described further below under section (c) "Explanation of Movements in Profits After Tax and Profits Before Shareholder Tax by Reference to the Basis Applied for Segmental Disclosure".

        The effective shareholder tax rate on profits from UK insurance operations for 2011 of 25 per cent is consistent with an effective tax rate of 25 per cent in 2010. The rate in 2011 remained the same as 2010 primarily due to adverse routine reversions to prior period tax returns being offset by the reduction in the UK tax rate.

        The increase in 2010 in profit before tax attributable to shareholders of £141 million primarily reflects the increase in operating profit based on longer-term investment returns of £62 million, a small positive change in short-term fluctuations in investment returns of £8 million and a decrease in shareholders' share of actuarial losses on defined benefit pension scheme of £41 million. In addition, a gain of £30 million was recorded in 2010 upon the dilution of the UK insurance operations' holding in PruHealth, as mentioned above. The improvement in the operating profit based on longer-term investment returns compared to 2009 reflects the benefit of cost saving initiatives, higher with-profits income and increased annuity profits.

        The effective shareholder tax rate on profits from UK insurance operations for 2010 of 25 per cent compared with the effective tax rate of 32 per cent in 2009 was due to favourable routine revisions to prior period tax returns in 2010.

Profit from asset management

        The following table shows the movement in profits from asset management for 2011, 2010 and 2009:

	Year Ended 31 December
	2011	2010	2009

	(£ million)
Profit before shareholder tax	436	420	353
Shareholder tax	(123)	(113)	(89)

Profit after tax	313	307	264

        Profit before tax attributable to shareholders from asset management increased from £420 million in 2010 to £436 million in 2011. The £16 million increase in profit before tax attributable to shareholders from 2010 to 2011 reflects improvements experienced across M&G of £6 million, Eastspring Investments of £8 million and the US broker-dealer and asset management operations of £2 million.

        The £6 million increase in profit before tax attributable to M&G reflected an increase of £73 million million in operating profit based on longer-term investment returns from £284 million in 2010 to £357 million in 2011, which was due to rising revenues and a fall in the cost-income ratio. Further, the increase also reflected a favourable change in actuarial gains/losses on defined benefit pension scheme of £9 million. These increases were partially offset by a negative year on year change in the short-term fluctuations of £76 million.

        The effective tax rate on profits from asset management operations increased slightly from 27 per cent in 2010 to 28 per cent in 2011.

        The £67 million increase from 2009 to 2010 in profit before tax attributable to shareholders resulted from an increase in profit generated by M&G, which increased from a profit before tax of

£294 million in 2009 to a profit before tax of £326 million in 2010. The Group's profit before shareholder tax for the Asian asset management operations increased by £17 million and for the US broker-dealer operations decreased by £18 million from 2009 to 2010. The £32 million increase in profit before tax attributable to M&G reflects an increase of £46 million in operating profit based on longer-term investment returns, a decrease of £9 million in the actuarial loss on its defined benefit scheme, partially offset by a negative change in the short-term fluctuations in investment returns of £23 million. The increase in operating profit based on longer-term investment returns was primarily driven by favourable equity market levels and exceptionally strong net inflows particularly from the retail business over 2009 and 2010.

        The effective tax rate on profits from asset management operations increased from 25 per cent in 2009 to 27 per cent in 2010. The increase in the effective tax rate was a result of less non taxable income in the UK compared to prior years.

Unallocated corporate result

        Total net of charges for unallocated corporate activity decreased by £25 million from £435 million in 2010 to £410 million in 2011 and by £3 million from £432 million in 2009 to £435 million in 2010.

        The following table shows the movement in the unallocated corporate result for 2011, 2010 and 2009.

	Year Ended 31 December
	2011	2010	2009

	(£ million)
Loss before shareholder tax	(604)	(920)	(632)
Shareholder tax	194	485	200

Loss after tax	(410)	(435)	(432)

        The loss before shareholder tax in 2010 of £920 million included costs of £377 million incurred in relation to the terminated transaction to purchase AIA Group Limited. Further details of these costs are presented in note B1 of consolidated financial statements in Item 18 of this annual report. Excluding these termination costs, the loss before shareholder tax increased by £61 million from 2010 to 2011. The year-on-year movement resulted from a favourable movement of £9 million in other income and expenditure (including restructuring and Solvency II implementation costs) from £521 million in 2010 to £512 million in 2011 which was more than offset by a negative change in short-term fluctuations in investment returns of £69 million and small negative change of £1 million in the actuarial gains and losses of Prudential's defined benefit pension scheme.

        The favourable movement of £9 million in net other expenditure includes a credit of £42 million resulting from Prudential's alteration of its inflation measure basis for future statutory increases to pension payments for certain tranches of Prudential's UK defined benefit schemes. This reflects the UK Government's decision to replace the Retail Prices Index (RPI) basis of indexation with the Consumer Prices Index (CPI).

        The effective tax rate on unallocated corporate result decreased from 53 per cent in 2010 to 32 per cent in 2011. This was primarily due to 2010 containing both an exceptional UK tax credit primarily relating to the impact of the settlement agreed with the UK tax authorities and the ability to recognise a deferred tax credit on various tax losses which Prudential was previously unable to recognise.

        In addition to the inclusion of the AIA costs of £377 million in the 2010 loss before shareholder tax, the year on year movement in loss before shareholder tax from 2009 to 2010 primarily also resulted from an adverse movement in other income and expenditure (including restructuring and Solvency II implementation costs) of £103 million, from £418 million in 2009 to £521 million in 2010, partially offset by a positive change of £178 million in short-term fluctuations in investment returns from a loss of £200 million in 2009 to a loss of £22 million in 2010 and a positive change of £14 million in actuarial gains and losses on Prudential's defined benefit pension scheme.

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

        The effective tax rate on the unallocated corporate result increased from 32 per cent in 2009 to 53 per cent in 2010. This was due to an exceptional tax credit which primarily relates to the impact of the settlement agreed in 2010 with the UK tax authorities and the ability to recognise a deferred tax credit on various tax losses which Prudential was previously unable to recognise, partly offset by the inability to fully recognise a tax credit in respect of non deductable capital costs incurred in relation to the terminated AIA transaction.

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

        The operating segments identified by Prudential reflect its organisational structure, which is by both geography (Asia, US and UK) and by product line (insurance operations and asset management).

        The Group's operating segments determined in accordance with IFRS 8, are as follows:

Insurance operations

  –
  Asia

  –
  US (Jackson)

  –
  UK

 Asset management operations

  –
  M&G (including Prudential Capital)

  –
  Eastspring investments (the new brand name for Asian asset management)

  –
  US broker-dealer and asset management (including Curian)

        The Group's operating segments are also its reportable segments with the exception of Prudential Capital which has been incorporated into the M&G operating segment for the purposes of segment reporting.

        The performance measure of operating segments utilised by the Company is IFRS operating profit attributable to shareholders based on longer-term investment returns. This measure excludes the recurrent items of short-term fluctuations in investment returns and the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes. In addition for 2010 this measure excluded costs associated with the terminated AIA transaction and gain arising upon the dilution of the Group's holding in PruHealth. For 2009 it excluded the non-recurrent cost of hedging the Group IGD capital surplus included within short-term fluctuations in investment returns and the loss on sale and the results of the Taiwan agency business during the period of ownership. Operating earnings per share is based on operating profit based on longer-term investment returns, after tax and non-controlling interests.Further details on the determination of the performance measure of operating profit based on longer-term investment returns is provided below in note A4 (d) to the consolidated financial statements in Item 18.

        Segments results that are reported to the Group Executive Committee include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are mainly in relation to the Group Head Office and the Asian Regional Head Office.

        Except in the case of the assets backing the UK annuity business, unit-linked and US variable annuity separate account liabilities, operating profit based on longer-term investment returns for shareholder-financed business is determined on the basis of expected longer-term investment returns. In the case of assets backing the UK annuity business, unit-linked and US variable annuity separate account liabilities, the basis of determining operating profit based on longer-term investment returns is as follows:

  •
  Assets backing UK annuity business liabilities. For UK annuity business, policyholder liabilities are determined by reference to current interest rates. The value movements of the assets covering liabilities are closely correlated with the related change in liabilities. Accordingly, asset value movements are recorded within the 'operating results based on longer-term investment returns'. Policyholder liabilities include a margin for credit risk. Variations between actual and best estimate expected impairments are recorded as a component of short-term fluctuations in investment returns.

  •
  Assets backing unit-linked and US variable annuity business separate account liabilities. For such business, the policyholder unit liabilities are directly reflective of the asset value movements.

    Accordingly, the operating results based on longer-term investment returns reflect the current period value movements in unit liabilities and the backing assets.

        In the case of other shareholder-financed business, the measurement of operating profit based on longer-term investment returns reflects the particular features of long-term insurance business where assets and liabilities are held for the long-term and for which the accounting basis for insurance liabilities under current IFRS is not generally conducive to demonstrating trends in underlying performance of life businesses exclusive of the effects of short-term fluctuations in market conditions. In determining the profit on this basis, the following key elements are applied to the results of the Group's shareholder-financed operations as reflected in the segment results.

(i)    Debt and equity securities

        Longer-term investment returns for both debt and equity-type securities comprise longer-term actual income receivable for the period (interest/dividend income) and longer-term capital returns.

        In principle, for debt securities, the longer-term capital returns comprise two elements. The first element is a risk margin reserve (RMR) based charge for the expected level of defaults for the period, which is determined by reference to the credit quality of the portfolio. The difference between impairment losses in the reporting period and the RMR charge to the operating result is reflected in short-term fluctuations in investment returns. The second element is for the amortisation of interest-related realised gains and losses to operating results based on longer-term investment returns to the date when sold bonds would have otherwise matured.

        The shareholder-backed operation for which the distinction between impairment losses and interest-related realised gains and losses is in practice relevant to a significant extent is Jackson. Jackson has used the ratings by Nationally Recognised Statistical Ratings Organisations (NRSRO) or ratings resulting from the regulatory ratings detail issued by the National Association of Insurance Commissioners (NAIC) developed by external third parties such as PIMCO or Black Rock Solutions to determine the average annual RMR. Further details of the RMR charge, as well as the amortisation of interest related realised gains and losses, for Jackson are shown in note B1(iv) to the consolidated financial statements in Item 18.

        For debt securities backing non-linked shareholder-financed business of the UK insurance operations (other than the annuity business) and of the Asian insurance operations, the realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are being amortised over the period to the date those securities would otherwise have matured, with no explicit RMR charge.

        At 31 December 2011 the level of unamortised interest-related realised gains and losses related to previously sold bonds for the Group was a net gain of £462 million (31 December 2010: £373 million;31 December 2009: net gain of £225 million).

        For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment return for income and capital having regard to past performance, current trends and future expectations. Equity-type securities held for shareholder-financed operations other than the UK annuity business, unit-linked and US variable annuity are of significance for the US and Asian insurance operations. Different rates apply to different categories of equity-type securities.

        As at 31 December 2011, the equity-type securities for US insurance non-separate account operations amounted to £902 million (31 December 2010: £852 million; 31 December 2009: £784 million). For these operations, the longer term rates of return for income and capital applied in 2011 ranged from 5.9 per cent to 7.5 per cent for equity-type securities such as common and preferred stock and portfolio holdings in mutual funds and from 7.9 per cent to 9.5 per cent for certain other equity-type securities such as investments in limited partnerships and private equity funds (2010: 6.5 per cent to 7.9 per cent and 8.5 per cent to 9.9 per cent, respectively; 2009: 6.7 per cent to 7.9 per cent and 8.7 per cent to 9.9 per cent, respectively).

        For Asian insurance operations, investments in equity securities held for non-linked shareholder-financed operations amounted to £590 million as at 31 December 2011 (31 December 2010: £506 million; 31 December 2009: £267 million). Of this balance, £88 million (31 December 2010: £101 million; 31 December 2009: £63 million) related to the Group's 7.37 per cent (31 December 2010: 8.66 per cent) stake in China Life Insurance Company of Taiwan. This £88 million (31 December 2010: £

101 million; 31 December 2009: £63 million) investment is in the nature of a trade investment for which the determination of longer-term investment returns is on the basis as described in note (iv)(c) below. For the investments representing the other equity securities which had year end balances of £502 million (31 December 2010: £405 million; 31 December 2009: £204 million), the rates of return applied in the years 2011 , 2010 and 2009 ranged from 1.7 per cent to 13.8 per cent with the rates applied varying by territory.

        The longer-term rates of return discussed above for equity-type securities are determined after consideration by the Group's in-house economists of long-term expected real government bond returns, equity risk premium and long-term inflation. These rates are broadly stable from period to period but may be different between countries, reflecting, for example, differing expectations of inflation in each territory. The assumptions are for returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations.

(ii)   US variable and fixed index annuity business

        The following value movements for Jackson's variable and fixed index annuity business are excluded from operating profit based on longer-term investment returns:

  •
  Fair value movements for equity-based derivatives;

  •
  Fair value movements for embedded derivatives for Guaranteed Minimum Withdrawal Benefit (GMWB) 'not for life' and fixed index annuity business, and Guaranteed Minimum Income Benefit (GMIB) reinsurance (see note);

  •
  Movements in accounts carrying value of GMDB and GMWB 'for life' liabilities, for which, under the 'grandfathered' US GAAP applied under IFRS, for Jackson insurance assets and liabilities the measurement basis gives rise to a muted impact of current period market movements;

  •
  Fee assessments and claim payments, in respect of guarantee liabilities; and

  •
  Related changes to amortisation of deferred acquisition costs for each of the above items.

Note: US operations—Embedded derivatives for variable annuity guarantee features

        The Guaranteed Minimum Income Benefit (GMIB) liability, which is fully reinsured, subject to a deductible and annual claim limits, is accounted for in accordance with FASB ASC Subtopic 944-80 Financial Services—Insurance—Separate Accounts (formerly SOP 03-1) under IFRS using 'grandfathered' US GAAP. As the corresponding reinsurance asset is net settled, it is considered to be a derivative under IAS 39 and the asset is therefore recognised at fair value. As the GMIB benefit is economically reinsured the mark to market element of the reinsurance asset is included as a component of short-term fluctuations in investment returns.

(iii)  Other derivative value movements

        Generally, derivative value movements are excluded from operating results based on longer-term investment returns (unless those derivative value movements broadly offset changes in the accounting value of other assets and liabilities included in operating profit). The principal example of non-equity based derivatives (for example interest rate swaps and swaptions) whose value movements are excluded from operating profit arises in Jackson. Non-equity based derivatives are primarily held by Jackson as part of a broadly-based hedging programme for features of Jackson's bond portfolio (for which value movements are booked in the statement of comprehensive income rather than the income statement), product liabilities (for which US GAAP accounting as grandfathered under IFRS 4 does not fully reflect the economic features being hedged), and the interest rate exposure attaching to equity based embedded derivatives.

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

        However, for some types of business movements in liabilities do require bifurcation to ensure that at the net level (i.e. after allocated investment return and change for policyholder benefits) the operating result reflects longer-term market returns.

        Examples where such bifurcation is necessary are:

(a)   Asia

Vietnamese participating business

        For the participating business in Vietnam the liabilities include policyholders' interest in investment appreciation and other surplus. Bonuses paid in a reporting period and accrued policyholders' interest in investment appreciation and other surpluses primarily reflect the level of realised investment gains above contract specific hurdle levels. For this business, operating profit based on longer-term investment returns includes the aggregate of longer-term returns on the relevant investments, a credit or charge equal to movements on the liability for the policyholders' interest in realised investment gains (net of any recovery of prior deficits on the participating pool), less amortisation over five years of current and prior movements on such credits or charges.

        The overall purpose of these adjustments is to ensure that investment returns included in operating results equal longer-term returns but that in any one reporting period movements on liabilities to policyholders caused by investment returns are substantially matched in the presentation of the supplementary analysis of profit before tax attributable to policyholders.

Guaranteed Minimum Death Benefit (GMDB) product featuresNon-participating business

        For unhedged GMDB liabilities accounted for under IFRS using 'grandfathered' US GAAP, such as in the Japanese business, the change in carrying value is determined under FASB ASC subtopic 944-80, Financial Services—Insurance—Separate Accounts (formerly SOP 03-1), which partially reflects changes in market conditions. Under the company's segmental basis of reporting the operating profit reflects the change in liability based on longer-term market conditions with the difference between the charge to the operating result and the movement reflected in the total result included in short-term fluctuations in investment returns.

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

        The effects of other changes to credit risk provisioning are included in the operating result, as is the net effect of changes to the valuation rate of interest due to portfolio rebalancing to align more closely with the Group's internal benchmark.

(v)   Fund management and other non-insurance businesses

        For these businesses it is inappropriate to include returns in the operating result on the basis described above. Instead, it is appropriate to generally include realised gains and losses (including impairments) in the operating result with unrealised gains and losses being included in short-term fluctuations. For this purpose impairments are calculated as the credit loss determined by comparing the projected cash flows discounted at the original effective interest rate to the carrying value. In some instances it may also be appropriate to amortise realised gains and losses on derivatives and other financial instruments to operating results over a time period that reflects the underlying economic substance of the arrangements.

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

	2011	2010	2009

	(£ million)
Insurance business
Long-term business(ii)
Asia	709	536	416
US	694	833	618
UK	683	673	606
Development expenses	(5)	(4)	(6)

Long-term business operating profit	2,081	2,038	1,634
UK general insurance commission(iii)	40	46	51
Asset management business
M&G	357	284	238
Eastspring Investments	80	72	55
US broker-dealer and asset management	24	22	4

	2,582	2,462	1,982

Other income and expenditure	(483)	(450)	(395)
RPI to CPI inflation measure change on defined benefit pension schemes(iv)	42	—	—
Solvency II implementation costs	(55)	(45)	—
Restructuring costs(v)	(16)	(26)	(23)

Total IFRS operating profit based on longer-term investment returns(i)	2,070	1,941	1,564
Short-term fluctuations in investment returns(vi)
Insurance operations	(28)	(148)	7
IGD hedge costs	—	—	(235)
Other operations	(120)	25	105

Total short-term fluctuations in investment returns	(148)	(123)	(123)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes(vii)	21	(10)	(74)
Costs of terminated AIA transaction(viii)	—	(377)	—
Gain on dilution of Group's holdings	—	30	—
Loss on sale and results of Taiwan agency business(ix)	—	—	(621)

Profit before tax from continuing operations attributable to shareholders	1,943	1,461	746
Tax charge attributable to shareholders' returns	(449)	(25)	(55)
Discontinued operations (net of tax)	—	—	(14)

Profit for the year	1,494	1,436	677
Non-controlling interests	(4)	(5)	(1)

Total profit for the year attributable to equity holders of Prudential	1,490	1,431	676

Notes

(i)
Operating profit based on longer-term investment returns.

The Group provides supplementary analysis of IFRS profit before tax attributable to shareholders so as to distinguish operating profit based on longer-term investment returns from other elements of total profit. Operating profit based on longer-term investment returns is the basis on which management regularly reviews the performance of Prudential's segments as defined by IFRS 8. Further discussion on the determination of operating profit based on longer-term investment returns is provided in note A4(d). section c "Additional explanation of performance measures and analysis of consolidated results by business segment and geographical region" above.

(ii)
Effect of changes to assumptions, estimates and bases of determining life assurance liabilities.

The results of the Group's long-term business operations are affected by changes to assumptions, estimates and bases of preparation.

These are described in notes D2(i), D3(i) and D4(i) in consolidated financial statements in Item 18.

(iii)
UK operations transferred its general insurance business to Churchill in 2002, with general insurance commission representing the commission received net of expenses for Prudential-branded general insurance products as part of this arrangement.

(iv)
During 2011 the Group altered its inflation measure basis for future statutory increases to pension payments for certain tranches of its UK defined benefit pension schemes. This reflects the UK Government's decision to replace the basis of indexation from Retail Price Index (RPI) to the Consumer Prices Index (CPI). This resulted in a credit to operating profit before tax of £42 million.

(v)
Restructuring costs are incurred in the UK as part of EEV covered business and represent one-off expenses incurred in securing expense savings. 2011: £16 million (2110: £26 million).

(vi)
Short-term fluctuations in investment returns on shareholder-backed business comprise:

	2011	2010	2009

	£m	£m	£m
Insurance operations:
Asia	(92)	114	31
US	(95)	(378)	(132)
UK	159	116	108
Other operations

—IGD hedge costs	—	—	(235)
—Other	(120)	25	105

	(120)	25	(130)

Total	(148)	(123)	(123)

  Further details on the short-term fluctuations in investment returns are provided below under 'Charge for short-term fluctuations in investment returns' and also in note B1 in the consolidated financial statements in Item 18.

(vii)
The shareholders' share of actuarial and other gains and losses on defined benefit pension schemes reflects the aggregate of actual less expected returns on scheme assets, experience gains and losses on scheme liabilities, the effect of changes in assumptions and altered provisions for deficit funding, where relevant.

(viii)
The costs were incurred in the first six months of 2010 in relation to the proposed, and subsequently terminated transaction, to purchase AIA Group Limited and related rights issue. Further details are provided in note B1(x) to the Consolidated financial statements in Item 18.

(ix)
Sale of Taiwan agency business: In order to facilitate comparisons of operating profit based on longer-term investment returns that reflect the Group's retained operations, the results attributable to the Taiwan business for which the sale process was completed in June 2009 are included separately within the segmental analysis of profit for 2009.

 Reconciliation of IFRS operating profit based on longer-term investment returns to IFRS total profit

        The following tables reconcile Prudential's operating profit based on longer-term investment returns to Prudential's total profit after tax for 2011, 2010 and 2009.

	Year ended 31 December 2011
	Insurance operations			Asset management
	UK	US	Asia	M&G	US	Eastspring Investments	Total segment	Unallocated corporate	Total

	(£ million)
Operating profit based on longer-term investment returns	723	694	704	357	24	80	2,582	(512)	2,070
Short-term fluctuations in investment returns on shareholder-backed business	159	(95)	(92)	(29)	—	—	(57)	(91)	(148)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	18	—	—	4	—	—	22	(1)	21

Profit (loss) from continuing operations before tax attributable to shareholders	900	599	612	332	24	80	2,547	(604)	1,943

Tax attributable to shareholders									(449)

Profit for the year									1,494

	Year ended 31 December 2010
	Insurance operations			Asset management
	UK	US	Asia	M&G	US	Eastspring Investments	Total segment	Unallocated corporate	Total

	(£ million)
Operating profit based on longer-term investment returns	719	833	532	284	22	72	2,462	(521)	1,941
Short-term fluctuations in investment returns on shareholder-backed business	116	(378)	114	47	—	—	(101)	(22)	(123)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(5)	—	—	(5)	—	—	(10)	—	(10)
Cost of terminated AIA transaction	—	—	—	—	—	—	—	(377)	(377)
Gain on dilution of holding in PruHealth	30						30		30

Profit (loss) from continuing operations before tax attributable to shareholders	860	455	646	326	22	72	2,381	(920)	1,461

Tax attributable to shareholders									(25)

Profit for the year									1,436

	Year ended 31 December 2009
	Insurance operations			Asset management
	UK	US	Asia	M&G	US	Eastspring Investments	Total segment	Unallocated corporate	Total

	(£ million)
Operating profit based on longer-term investment returns	657	618	410	238	4	55	1,982	(418)	1,564
Short-term fluctuations in investment returns on shareholder-backed business	108	(132)	31	70	—	—	77	(200)	(123)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(46)	—	—	(14)	—	—	(60)	(14)	(74)
Loss on sale and results for Taiwan agency business(i)	—	—	(621)	—	—	—	(621)	—	(621)

Profit (loss) from continuing operations before tax attributable to shareholders	719	486	(180)	294	4	55	1,378	(632)	746

Tax attributable to shareholders									(55)

Profit (loss) from continuing operations after tax									691
Discontinued operations									(14)

Profit for the year									677

Notes

(i)
This comprised loss on sale of Taiwan agency business in 2009 of £559 million and trading results before tax of £62 million as explained in note I2 of the consolidated financial statements in Item 18.

IFRS operating profit based on longer-term investment returns

        In 2011, the Group's IFRS operating profit based on longer-term investment returns was £2,070 million, an increase of 7 per cent from 2010. The operating profit based on longer-term investment returns for 2009 was £1,564 million.

Insurance operations

2011 compared to 2010

        In Asia, IFRS operating profit based on longer-term investment returns for long-term business increased by 32 per cent from £532 million in 2010 to £704 million in 2011. Profits from in-force business grew by 29 per cent between the two periods from £593 million to £763 million, reflecting the continued growth of the business in the region. New business strain of £54 million (2010: £56 million)(5) was lower despite higher sales due to favourable product and country mix.

        Hong Kong, Indonesia, Singapore and Malaysia, Prudential's largest markets in Asia, continue to see profits grow strongly, with operating profits based on longer-term investment returns from long-term business(6) up 27 per cent from £434 million in 2010 to £552 million in 2011. The growth in Indonesia operating profit(6) based on longer-term investment returns has been particularly strong, up 35 per cent from £157 million to £212 million, reflecting the organic growth of that business over recent years.

(5)
Excludes Japan which ceased writing new business in 2010. New business strain was in 2010 £1 million.

(6)
Before non-recurring items.

Hong Kong's operating profit(6) based on longer-term investment returns increased 35 per cent to £69 million (2010: £51 million), reflecting the continued growth of the portfolio. Singapore increased by 29 per cent to £167 million(6) (2010: £129 million) and Malaysia increased by 7 per cent from £97 million to £104 million(6). Other territories contributed operating profits based on longer-term investment returns of £114 million before non-recurring items (2010: £79 million) an increase of 43 per cent and have all made positive contributions to this metric for the first time.

        The US long-term business operating profit based on longer-term investment returns decreased by 17 per cent from £833 million in 2010 to £694 million in 2011 and was after charging £232 million (2010: £11 million) of accelerated DAC amortisation as anticipated. This charge, which is described further under "Explanation of Movements in Profits before Shareholder Tax by Nature of Revenue and Charges_Acquisition costs and other expenditure_United States" below, arises as a result of market movements and their interaction with the mean reversion methodology. It has the effect of masking an underlying improvement in the earnings of the US business, reflecting higher fees from variable annuity business following the growth of separate account balances in recent years. The benefit of higher fees is partially offset by administration expenses which have also increased broadly in line with the scale of business.

        In Prudential's UK business, total IFRS operating profit based on longer-term investment returns was slightly higher than the prior year at £723 million (2010: £719 million), with long-term business generating £683 million (2010: £673 million). The year on year comparisons are distorted by the effect of bulk annuity transactions which are infrequent and vary in size between financial periods. Prudential's approach to these is very selective and Prudential will only write this business when it meets its strict profitability criteria. Two such transactions were completed in 2011 contributing £23 million to IFRS profits, compared to one transaction in 2010 with an IFRS profit contribution of £63 million.

        Life business in the UK (excluding the impact of the bulk annuity transactions), contributed operating profits based on longer-term investment returns of £660 million in 2011, 8 per cent higher than the £610 million generated in 2010. The contribution from with-profits business was lower at £293 million (2010: £310 million). Operating profit based on longer-term investment returns from non-profit annuity and other life business was £67 million higher at £367 million, reflecting higher annuity profits. Profit from UK general insurance commission were lower at £40 million (2010: £46 million) following the expected decline of the in-force policy numbers as the business matures.

2010 compared to 2009

        In Asia, operating profit based on longer-term investment returns for long-term business increased by 30 per cent from £410 million in 2009 to £532 million in 2010, with the £410 million in 2009 being inclusive of a £63 million one-off credit relating to changes to the Malaysia reserving basis. Profits from in-force business grew by 20 per cent from £494 million in 2009 to £593 million in 2010 reflecting the continued build-up of the business in the region and the positive impact of currency fluctuations. New business strain reduced from £72 million(7) in 2009 to £56 million(1) in 2010, reflecting a significant improvement taking into account the increased level of sales and demonstrated management's continued focus on capital efficient growth.

        There was a continued strong performance across the Asian region. Hong Kong, Singapore, Malaysia and Indonesia accounted for 81 per cent or £434 million of operating profit based on longer-term investment returns (2009: £390 million, including the impact of the one-off credit recorded in Malaysia). Strong underlying improvements were reported in Indonesia with operating profits higher by 54 per cent to £157 million reflecting both the success of Prudential's product offering and the growing maturity of this business. Malaysia operating profit based on longer-term investment returns,

(7)
Excluding Japan which ceased writing new business in 2010. IFRS new business strain including Japan was £57 million (2009: £78 million).

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

        The US long-term business operating profit based on longer-term investment return increased by 35 per cent from £618 million in 2009 to £833 million in 2010, reflecting strong growth in spread and fee income, up £195 million and £182 million respectively, as Jackson's policyholder liability balances grew. Jackson undertook various transactions in 2010 to more closely match the overall asset and liability duration. This contributed £108 million to operating profit based on longer-term investment return in the period. These positive contributions to profits have been partially offset by increased costs and DAC amortisation primarily reflecting Jackson's growth.

        Jackson's operating profit based on longer-term investment return net of related DAC amortisation excluded the net equity hedge accounting effect of negative £367 million (2009: negative effect of £159 million) reflecting the treatment following a change in the presentation of operating profit based on longer-term investment returns in 2010 as previously described.

        In the UK business, total IFRS operating profit based on longer-term investment returns grew by nine per cent to £719 million in 2010 reflecting higher retail profits and the bulk annuity transaction agreed in the last quarter of 2010. Profit from UK general insurance commission decreased by £5 million to £46 million in 2010 in line with the decline in the in-force policy numbers as the business matures.

Asset management business

        Total operating profit based on longer-term investment returns for 2011 from M&G (including Prudential Capital) was £357 million, an increase of 26 per cent from £284 million in 2010. This performance is driven by improved revenues reflecting the strong net inflows received in recent periods, with funds under management of £201 billion at 31 December 2011, compared with £198 billion at 31 December 2010, together with a continued focus on cost discipline which saw a 3 percentage point reduction in the cost/income ratio.

        Eastspring Investments reported operating profits based on longer-term investment returns of £80 million, an increase of 11 per cent from the £72 million recognised in 2010. This improvement is driven both by increased operating revenues from higher average funds under management during 2011 and continued cost discipline resulting in a 2 percentage point improvement in the cost/income ratio.

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

Unallocated corporate result

        Operating loss based on longer term investment results for 2011 of £512 million comprised of a charge for other income and expenditure of £483 million, Solvency II implementation costs of £55 million, restructuring costs of £16 million and £42 million one-off credit explained below.

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

        Following the UK Government's decision to change the basis of indexation from RPI to CPI, the Group altered its assumptions for future statutory increases to pension payments for its UK defined benefit pension schemes. This resulted in a one-off credit to operating profit of £42 million in 2011 and will not recur going forward.

        A total of £55 million of Solvency II implementation costs were incurred in 2011 (2010: £45 million) as Prudential moves closer to the implementation of the new regime.

        The £33 million increase in the charge for other income and expenditure from £450 million in 2010 to £483 million in 2011 primarily reflects an increase in interest payable on core structural borrowings, following additional debt raised in January 2011 to repay debt in December 2011.

        The £55 million increase in the charge for other income and expenditure from £395 million in 2009 to £450 million in 2010 primarily reflects an increase in interest payable on core structural borrowings.

Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver

        This information classifies the Group's pre-tax operating earnings from long-term insurance operations into the underlying drivers of those profits, using the following categories:

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

(vi)
Acquisition costs and administration expenses represent expenses incurred in the period attributable to shareholders. It excludes items such as restructuring costs and Solvency II costs which are not included in the segment profit for insurance as well as items that are more appropriately included in other source of earnings lines (eg investment expenses are netted off investment income as part of spread income or fee income as appropriate).

(vii)
DAC adjustments comprises DAC amortisation for the period, excluding amounts related to short-term fluctuations, net of costs deferred in respect of new business.

Analysis of pre-tax IFRS operating profit by source

	2011
	Asia	US	UK	Unallocated	Total

	£m	£m	£m	£m	£m
Spread income	88	730	247	—	1,065
Fee income	131	680	59	—	870
With-profits	38	—	293	—	331
Insurance margin	477	232	27	—	736
Margin on revenues	1,199	—	226	—	1,425
Expenses
Acquisition costs	(766)	(890)	(127)	—	(1,783)
Administration expenses	(503)	(412)	(128)	—	(1,043)
DAC adjustments	14	271	(5)	—	280
Expected return on shareholder assets	26	83	91	—	200

Long-term business operating profit	704	694	683	—	2,081
Asset management operating profit	80	24	357	—	461
GI commission	—	—	40	—	40
RPI to CPI inflation measure change on defined benefit pension schemes	—	—	—	42	42
Other income and expenditure*	—	—	—	(554)	(554)

Total operating profit based on longer-term investment returns	784	718	1,080	(512)	2,070

*
Including restructuring and Solvency II implementation costs.

	2010**
	Asia	US	UK	Unallocated	Total

	£m	£m	£m	£m	£m
Spread income	70	692	251	—	1,013
Fee income	122	506	60	—	688
With-profits	32	—	310	—	342
Insurance margin	392	188	12	—	592
Margin on revenues	1,018	—	194	—	1,212
Expenses
Acquisition costs	(656)	(851)	(138)	—	(1,645)
Administration expenses	(467)	(344)	(113)	—	(924)
DAC adjustments	2	517	(1)	—	518
Expected return on shareholder assets	19	125	98	—	242

Long-term business operating profit	532	833	673	—	2,038
Asset management operating profit	72	22	284	—	378
GI commission	—	—	46	—	46
Other income and expenditure*	—	—	—	(521)	(521)

Total operating profit based on longer-term investment returns	604	855	1,003	(521)	1,941

*
Including restructuring and Solvency II implementation costs.

**
Following the reduction in 2010 of the Group's interest in the PruHealth and PruProtect businesses from 50 per cent to 25 per cent, the profits of these businesses have been shown as a single line in the insurance margin line in 2011, consistent with associate accounting principles. 2010 and 2009 have been amended in light of this change.

	2009**
	Asia	US	UK	Unallocated	Total

	£m	£m	£m	£m	£m
Spread income	31	524	198	—	753
Fee income	80	324	54	—	458
With-profits	29	—	281	—	310
Insurance margin	253	154	41	—	448
Margin on revenues	766	—	252	—	1,018
Expenses
Acquisition costs	(605)	(690)	(169)	—	(1,464)
Administration expenses	(382)	(259)	(173)	—	(814)
DAC adjustments	150	467	(3)	—	614
Expected return on shareholder assets	25	98	125	—	248
Non-recurrent release of reserves for Malaysia life operations	63	—	—	—	63

Long-term business operating profit	410	618	606	—	1,634
Asset management operating profit	55	4	238	—	297
GI commission	—	—	51	—	51
Other income and expenditure*	—	—	—	(418)	(418)

Total operating profit based on longer-term investment returns	465	622	895	(418)	1,564

*
Including restructuring and Solvency II implementation costs.

**
Following the reduction in 2010 of the Group's interest in the PruHealth and PruProtect businesses from 50 per cent to 25 per cent, the profits of these businesses have been shown as a single line in the insurance margin line in 2011, consistent with associate accounting principles. 2010 and 2009 have been amended in light of this change.

 Margin analysis of long-term insurance business

        The following analysis expresses certain of the Group's sources of operating profit as a margin of policyholder liabilities or other suitable driver. Details of the Group's average policyholder liability balances are given in D2(c), D3(c) and D4(c) in the consolidated financial statements in Item 18.

	Total
	2011			2010***			2009***
Long-term business	Profit	Average Liability*	Margin	Profit	Average Liability*	Margin	Profit	Average Liability*	Margin

	£m	£m	bps	£m	£m	bps	£m	£m	bps
Spread income	1,065	57,417	185	1,013	53,894	188	753	49,655	152
Fee income	870	68,298	127	688	56,822	121	458	41,754	110
With-profits	331	93,056	36	342	89,693	38	310	84,063	37
Insurance margin	736			592			448
Margin on revenues	1,425			1,212			1,018
Expenses
Acquisition costs**	(1,783)	3,681	(48)%	(1,645)	3,492	(47)%	(1,464)	2,896	(51)%
Administration expenses	(1,043)	125,715	(83)	(924)	110,716	(83)	(814)	91,409	189
DAC adjustments	280			518			614
Expected return on shareholder assets	200			242			248
Non-recurrent release of reserve for Malaysia Life	—			—			63

Operating profit based on longer-term returns	2,081			2,038			1,634

*
The average liability balance is generally calculated as the average of the opening and closing liability balances as this is seen as a good proxy for average balances throughout the year. Given the volatility in the year, the calculation of average liabilities has been refined for Jackson in two ways: (i) the average for both the general and the separate account balances is now derived from month-end balances throughout the year as opposed to opening and closing balances only, and (ii) liabilities held in the general account for variable annuity living and death guaranteed benefits have been excluded from the calculation of the average as no spread income is earned on these balances. The 2010 and 2009 balances for Jackson have been amended for consistency.

**
The ratio for acquisition costs is calculated as a percentage of APE including with-profits sales and Japan. Acquisition costs include only those relating to shareholders. APE is defined under the section "EEV Basis and New Business Results" in Item 3 of this annual report.

***
Following the reduction in 2010 of the Group's interest in the PruHealth and PruProtect businesses from 50 per cent to 25 per cent, the profits of these businesses have been shown as a single line in the insurance margin line consistent with associate accounting principles. The UK's 2010 and 2009 analyses have been amended in light of this change.

	Asia
	2011			2010			2009
Long-term business	Profit	Average Liability	Margin	Profit	Average Liability	Margin	Profit	Average Liability	Margin

	£m	£m	bps	£m	£m	bps	£m	£m	bps
Spread income	88	5,623	157	70	4,393	159	31	3,152	98
Fee income	131	12,370	106	122	11,222	109	80	8,107	99
With-profits	38	11,775	32	32	10,135	32	29	8,371	35
Insurance margin	477			392			253
Margin on revenues	1,199			1,018			766
Expenses
Acquisition costs*	(766)	1,660	(46)%	(656)	1,508	(44)%	(605)	1,261	(48)%
Administration expenses	(503)	17,993	(280)	(467)	15,615	(299)	(382)	11,259	(339)
DAC adjustments	14			2			150
Expected return on shareholder assets	26			19			25
Non-recurrent release of reserve for Malaysia Life	—			—			63

Operating profit based on longer-term returns	704			532			410

*
The ratio for acquisition costs is calculated as a percentage of APE including with-profits sales and Japan. Acquisition costs include only those relating to shareholders. APE is defined under the section "EEV Basis and New Business Results" in Item 3 of this annual report.

Analysis of Asian IFRS operating profit drivers

  •
  Spread income has increased by £18 million from £70 million in 2010 to £88 million in 2011, an increase of 26 per cent that predominantly reflects the growth of the Asian non-linked policyholder liabilities. The increase from £31 million in 2009 to £70 million in 2010 arose primarily as a result of improved investment return in Vietnam (where the return in 2009 was particularly low compared to 2010) and additional dividend income received in Japan.

  •
  Fee income has increased by £9 million from £122 million in 2010 to £131 million in 2011, broadly in line with the movement in unit-linked liabilities following continued positive net flows into unit-linked business. The increase by £42 million from £80 million in 2009 to £122 million in 2010 primarily related to higher average policyholder liabilities and a higher margin compared to 2009. This principally reflected a change in mix towards those countries with a higher asset management fee margin (eg Indonesia) from countries where fees charged are lower.

  •
  Insurance margin has increased by £85 million from £392 million in 2010 to £477 million in 2011 and by £139 million from £253 million recognised in 2009 to £392 million in 2010 predominantly reflecting the continued growth of the in-force book, which contains a relatively high proportion of risk-based products. 2011 includes £38 million (2010: £19 million) of non-recurring items reflecting assumption changes and other items that are not expected to reoccur in future periods.

  •
  Margin on revenues has increased by £181 million to £1,199 million in 2011 (2010: increased by £252 million) reflecting the on-going growth in the size of the portfolio. During 2011 the new business mix has moved towards those countries that levy higher premium charges (eg Indonesia).

  •
  Acquisition costs have increased by 17 per cent from £656 million in 2010 to £766 million in 2011, ahead of the 10 per cent increase in sales. This trend is distorted by the changes in country mix, particularly by the reduction of sales in India. Excluding India, acquisition costs were 21 per cent higher compared to an 18 per cent increase in sales. The analysis above use shareholder acquisition costs as a proportion of total APE. If with-profits sales were excluded from the denominator the acquisition cost ratio would become 59 per cent (2010: 53 per cent). (Excluding India 2011: 61 per cent, 2010: 58 per cent).

    Acquisition costs in 2010 increased by £51 million to £656 million compared to the £605 million incurred in 2009. This principally reflects higher liabilities with the cost as a percentage of APE new business sales falling from 48 per cent in 2009 to 44 per cent in 2010. Excluding with-profit sales from the denominator, this ratio becomes 53 per cent in 2010 (2009: 56 per cent).

  •
  Administration expenses have increased from £467 million in 2010 to £503 million in 2011. The administration expense ratio has improved from 299 bps in 2010 to 280 bps in 2011 (and from 339 bps in 2009 to 229 bps in 2010) as Prudential continues to see the benefits of operational leverage.

	US
	2011			2010			2009
Long-term business	Profit	Average Liability*	Margin	Profit	Average Liability*	Margin	Profit	Average Liability*	Margin

	£m	£m	bps	£m	£m	bps	£m	£m	bps
Spread income	730	28,274	258	692	28,532	243	524	29,248	179
Fee income	680	34,452	197	506	25,247	200	324	17,589	184
With-profits	—			—			—
Insurance margin	232			188			154
Margin on revenues	—			—			—
Expenses
Acquisition costs**	(890)	1,275	(70)%	(851)	1,164	(73)%	(690)	912	(76)%
Administration expenses	(412)	62,726	(66)	(344)	53,779	(64)	(259)	46,837	(55)
DAC adjustments	271			517			467
Expected return on shareholder assets	83			125			98

Operating profit	694			833			618

*
The average liability balance is generally calculated as the average of the opening and closing liability balances as this is seen as a good proxy for average balances throughout the year. Given the volatility in the year, the calculation of average liabilities has been refined for Jackson in two ways: (i) the average for both the general and the separate account balances is now derived from month-end balances throughout the year as opposed to opening and closing balances only, and (ii) liabilities held in the general account for variable annuity living and death guaranteed benefits have been excluded from the calculation of the average as no spread income is earned on these balances. The 2010 and 2009 balances have been amended for consistency.

**
The ratio for acquisition costs is calculated as a percentage of total APE. APE is as defined under the section "EEV Basis and New Business Results" in Item 3 of this annual report.

Analysis of US IFRS operating profit drivers

  •
  Spread income benefited by £113 million in 2011 from the effect of transactions entered into in 2011 and 2010 to more closely match the overall asset and liability duration (2010: £108 million). Excluding this effect, the spread margin would have been 218 bps (2010: 205 bps). The reported spread margin increased from 188 bps in 2009 to 243 bps in 2010 to 258 bps in 2011. This is despite the downward pressure on yields caused by the low interest rate environment, the effect of which continues to be mitigated by reductions in crediting rates. The increase in 2010 over the 2009 margin of 179 bps is due in part to decreased crediting rates on fixed annuities.

  •
  Fee income has increased from £324 million in 2009 to £506 million in 2010 to £680 million in 2011, broadly in line with the growth in separate account balances. The growth in account balances between 2009 and 2011 reflected the strong net flows from variable annuity business and improving equity markets.

  •
  Insurance margin represents operating profits from insurance risks, including variable annuity guarantees and other sundry items. Positive net flows into variable annuity business with life contingent and other guarantee fees have primarily resulted in an improvement in the margin from £154 million in 2009 to £188 million in 2010 to £232 million in 2011.

  •
  Acquisition costs have increased in absolute terms over the period 2009 to 2011 due largely to the significant increase in sales volumes. However, acquisition costs as a percentage of total APE is slightly lower at 70 per cent in 2011 (as compared to 2010), with the decrease attributable to a reduced rate of marketing costs and lower average commissions.

  •
  Administration expenses increased to £412 million in 2011 compared to £344 million in 2010, primarily as a result of higher asset based commission paid on the larger 2011 separate account balance. These asset based commissions paid upon policy anniversary dates are treated as an administration expense in this analysis as opposed to a cost of acquisition and are offset by higher fees. The administration cost was marginally higher at 66 bps (2010: 64 bps). Excluding trail commission amounts, the resulting administration expense ratio would be 46 bps (2010: 48 bps).

    Administration expenses margin increased from 59 bps in 2009 to 64 bps in 2010 as a result of higher asset based commission.

  •
  DAC adjustments decreased by £246 million to £271 million in 2011 compared to £517 million in 2010. This mainly reflects additional DAC amortisation of approximately £166 million related to the reversal of the benefit received in 2008 from the mean reversion formula as well as accelerated DAC amortisation of £66 million as separate account returns were lower than 2010.

	UK
	2011			2010**			2009
Long-term business	Profit	Average Liability	Margin	Profit	Average Liability	Margin	Profit	Average Liability	Margin

	£m	£m	bps	£m	£m	bps	£m	£m	bps
Spread income	247	23,520	105	251	20,969	120	198	18,600	106
Fee income	59	21,476	27	60	20,353	29	54	17,677	31
With-profits	293	81,281	36	310	79,558	39	281	75,692	37
Insurance margin	27			12			41
Margin on revenues	226			194			275
Expenses
Acquisition costs*	(127)	746	(17)%	(138)	820	(17)%	(192)	723	(27)%
Administration expenses	(128)	44,996	(28)	(113)	41,322	(27)	(173)	36,277	(48)
DAC adjustments	(5)			(1)			(3)
Expected return on shareholder assets	91			98			125

Operating profit	683			673			606

*
The ratio for acquisition costs is calculated as a percentage of APE including with-profits sales. Acquisition costs include only those relating to shareholders. APE is as defined under the section "EEV Basis and New Business Results" in Item 3 of this annual report.

**
Following the reduction in 2010 of the Group's interest in the PruHealth and PruProtect businesses from 50 per cent to 25 per cent, the profits of these businesses have been shown as a single line in the insurance margin line in 2011, consistent with associate accounting principles. 2010 and 2009 have been amended in light of this change.

Analysis of UK IFRS operating profit drivers

  •
  Spread income in 2011 remains broadly unchanged from 2010 at £247 million (2010: £251 million). The margin has fallen from 120 bps to 105 bps principally due to 2010 benefiting from higher bulk annuity sales, partly offset by the benefit of portfolio restructuring undertaken in the year and higher yields being achieved on new individual annuity business. 2011 margin is comparable to the 2009 margin of 106 bps.

  •
  Insurance margin has increased from £12 million in 2010 to £27 million in 2011, principally driven by an improvement in the profitability of PruHealth and PruProtect. 2009 insurance margin of £41 million included a one-off benefit of £34 million in respect of a longetivity swap on certain aspects of the UK's annuity back-book liabilities, which was not repeated in subsequent years.

  •
  Margin on revenues represents premiums charges for expenses and other sundry net income received by the UK. Higher amounts were recorded in 2011 (£226 million) and 2009 (£252 million) compared to 2010 (£194 million) primarily reflecting higher sundry income in 2011 and higher premiums from shareholder-backed retail business in 2011 and 2009 as compared to 2010.

  •
  Acquisition costs as a percentage of new business sales in 2011 has remained constant with 2010 at 17 per cent.

    The fall in the acquisition cost ratio in 2010 (17 per cent) as compared to 2009 (23 per cent) is due in part to the impact of the bulk annuity deal in 2010, which has a relatively low level of acquisition costs, together with the closure of equity release to new business as well as ongoing cost saving initiatives.

    The ratio above expresses the percentage of shareholder acquisition costs as a percentage of total APE sales. It is therefore impacted by the level of with-profit sales in the year. Acquisition costs as a percentage of shareholder-backed new business sales were 33 per cent in 2011 (30 per cent in 2010 and 43 per cent in 2009), due in part to the beneficial effect in 2010 of the higher level of bulk annuity transactions, which had a relatively modest level of acquisition costs.

  •
  Administration expenses have increased by £15 million to £128 million in 2011 primarily as a result of increased project expenditure, resulting in a marginally higher administration expense ratio of 28 bps in 2011 (2010: 27 bps). From 2009 to 2010, administration expenses fell by £60 million to £113 million and the ratio from 48 bps in 2009 to 27 bps in 2010. This was primarily the result of cost savings initiatives initiated by the UK insurance operations in line with the business' stated objectives.

  •
  Expected return on shareholder asset has fallen from £98 million in 2010 to £91 million in 2011 following a reduction in assumed longer-term yields on assets backing shareholder capital.

 Asian operations—analysis of operating profit by territory

        Operating profit based on longer-term investment returns for Asian operations are analysed as follows:

	2011	2010	2009

	£m	£m	£m
China	11	5	4
Hong Kong	69	51	48
India	43	24	12
Indonesia	212	157	102
Japan	2	(6)	(18)
Korea	17	12	6
Malaysia
—underlying results	104	97	65
—exceptional creditnote (iv)	—	—	63
Philippines	5	2	2
Singapore	167	129	112
Taiwan bancassurance businessnote (v)	1	(4)	(7)
Thailand	4	2	(1)
Vietnam	35	43	30
Other	1	5	(2)
Non-recurrent itemsnote (iii)	38	19	—

Total insurance operationsnote (i)	709	536	416

Development expenses	(5)	(4)	(6)

Total long-term business operating profit	704	532	410
Eastspring Investments	80	72	55

Total Asian operations	784	604	465

Notes

Notes
(i)
Analysis of operating profit between new and in-force business

(ii)
The result for insurance operations comprises amounts in respect of new business and business in force as follows:

	2011	2010	2009

	£m	£m	£m
New business strain (excluding Japan)	(54)	(56)	(72)
Japan	—	(1)	(6)

New business strain (including Japan)	(54)	(57)	(78)
Business in force	763	593	494

Total	709	536	416

(iii)
Non-recurrent items of £38 million (2010: £19 million) represents a small number of items that are not anticipated to reoccur in subsequent periods.

(iv)
For the Malaysia life business, under the basis applied prior to 2009, IFRS basis liabilities were determined on the local regulatory basis using prescribed interest rates such that a high degree of prudence resulted. As of 1 January 2009, the local regulatory basis was replaced by the Malaysian authority's risk-based capital (RBC) framework. In the light of this development; the Company re-measured the liabilities by reference to the method applied under the new RBC framework, which is more realistic than the previous approach, but with an overlay constraint to the method such that negative reserves derived at an individual policyholder level are not included. This change resulted in a one-off release from liabilities at 1 January 2009 of £63 million.

(v)
In order to facilitate comparisons of operating profit based on longer-term investment returns that reflect the Group's retained operations, the results attributable to the Taiwan agency business for which the sale process was completed in June 2009 were excluded from analysis of operating profit.

        The strain reflects the aggregate of the pre-tax regulatory basis strain to net worth after IFRS adjustments for deferral of acquisition costs and deferred income where appropriate.

Analysis of asset management operating profit based on longer-term investment returns

	2011
	M&G(i)	Eastspring Investments(i)	PruCap	US	Total

	£m	£m	£m	£m	£m
Operating income before performance-related fees	706	196	122	249	1,273
Performance-related fees	21	6	—	—	27

Operating income*	727	202	122	249	1,300
Operating expense	(426)	(122)	(66)	(225)	(839)

Operating profit based on longer-term investment returns	301	80	56	24	461

Average funds under management (FUM)**	199.8 bn	51.1 bn
Margin based on operating income**	36 bps	40 bps
Cost/income ratio***	60%	62%

	2010
	M&G(i)	Eastspring Investments(i)	PruCap	US	Total

	£m	£m	£m	£m	£m
Operating income before performance-related fees	615	185	88	229	1,117
Performance-related fees	17	6	—	—	23

Operating income*	632	191	88	229	1,140
Operating expense	(386)	(119)	(50)	(207)	(762)

Operating profit based on longer-term investment returns	246	72	38	22	378

Average funds under management (FUM)**	186.5 bn	47.2 bn
Margin based on operating income**	34 bps	40 bps
Cost/income ratio***	63%	64%

	2009
	M&G(i)	Eastspring Investments(i)	PruCap	US	Total

	£m	£m	£m	£m	£m
Operating income before performance-related fees	470	157	89	183	899
Performance-related fees	12	3	—	—	15

Operating income*	482	160	89	183	914
Operating expense	(305)	(105)	(28)	(179)	(617)

Operating profit based on longer-term investment returns	177	55	61	4	297

Average funds under management (FUM)**	157.5 bn	39.6 bn
Margin based on operating income**	31 bps	40 bps
Cost/income ratio***	65%	67%

Notes

Notes
(i)
M&G and Eastspring Investments can be further analysed as follows:

	M&G
	Operating income*
	Retail	Margin of FUM**‡	Institu- tional†	Margin of FUM**	Total	Margin of FUM**

	£m	bps	£m	bps	£m	bps
2011	416	96	311	20	727	36
2010	345	93	287	19	632	34
2009	255	102	227	17	482	31

	Eastspring Investments
	Operating income*
	Retail	Margin of FUM**‡	Institu- tional+	Margin of FUM**	Total	Margin of FUM**

	£m	bps	£m	bps	£m	bps
2011	120	64	82	25	202	40
2010	120	62	71	26	191	40
2009	98	60	62	27	160	40

*
Operating income is net of commissions and includes performance-related fees, and for M&G carried interest on private equity investments.

**
Margin represents operating income as a proportion of the related funds under management (FUM). Opening and closing internal and external funds managed by the respective entity have been used to derive the average. Any funds held by the Group's insurance operations which are managed by third parties outside of the Prudential Group are excluded from these amounts.

***
Cost/income ratio is calculated as cost as a percentage of income excluding performance-related fees.

†
Institutional includes internal funds.

‡
As noted above, the margins on operating income are based on the average of the opening and closing FUM balances. For M&G, if a monthly average FUM had been used, the retail margins would have been 95 bps for 2011 and 2010.

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

        Short-term fluctuations in investment returns for the Group's insurance operations comprise negative £92 million for Asia, negative £95 million for US operations and positive £159 million in the UK.

        The negative short-term fluctuations of £92 million for Prudential's Asian operations in part reflects equity market falls in Taiwan and a partial reversal of unrealised gains recognised in prior years on the Group's investment in China Life Insurance Company of Taiwan.

        Negative fluctuations of £95 million arising in Prudential's US operation comprise negative £183 million from short-term fluctuations offset by positive £88 million relating to Jackson's debt securities portfolio. These gains arise as a result of a high level of realised investment gains in 2011, following management's credit risk reduction programme.

        The positive short-term fluctuations of £159 million for Prudential's UK operations principally reflect net valuation gains arising in the period on fixed income assets backing the capital of the shareholder-backed annuity business.

        Short-term fluctuations for other operations were negative £120 million representing unrealised losses on investments, principally on centrally held swaps to manage foreign exchange and certain macro-economic exposures of the Group.

        In 2010, short-term fluctuations in investment returns of negative £123 million comprised positive £114 million for Asia, negative £378 million for US operations, positive £116 million in the UK and positive £25 million for other operations.

        The positive short-term fluctuations of £114 million in 2010 for Prudential's Asian operations primarily reflected unrealised gains on the shareholder debt portfolio, as well as a £30 million unrealised gain on the Group's 8.66 per cent stake in China Life Insurance Company of Taiwan.

        The negative short-term fluctuations of £378 million in 2010 for Prudential's US operations principally arose on derivative and embedded derivative value movements. They included the negative net equity hedge accounting effect (net of related DAC amortisation)(14) of £367 million. The strong rise in the S&P Index in the last quarter of 2010 resulted in fair value reductions in the free-standing derivatives backing the guarantees embedded in Jackson's variable and fixed index annuity products. As a substantial proportion of these guarantees are not fair valued for accounting purposes, there is insufficient accounting offset to these value movements. Other US short-term fluctuations were negative £11 million.

        The positive short-term fluctuations of £116 million in 2010 for Prudential's UK operations reflect principally value movements on fixed income assets backing the capital of the shareholder-backed annuity business, brought about by the falls in yields during 2010.

        Short-term fluctuations in investment returns for other operations in 2010 were positive £25 million and mainly represent unrealised appreciation on Prudential Capital's debt securities portfolio offset by unrealised value movements on centrally held derivatives.

(14)
Based on longer-term equity volatility and interest rate assumptions.

        In 2009, short-term fluctuations of negative £123 million comprised a positive £7 million relating to insurance operations offset by a negative £130 million in respect of other operations and represented a significant increase over the negative short-term fluctuations of £1,650 million recognised in 2008.

        Short-term fluctuations in investment returns for insurance operations of positive £1 million in 2009 comprised £31 million for Asia, negative £132 million for US operations and £108 million in the UK.

        The positive short-term fluctuations of £31 million for Asian insurance operations in 2009 primarily reflected strong market performance in Taiwan and Japan partially offset by the impact of unrealised losses on the debt securities portfolio in Vietnam.

        The short-term fluctuations of negative £132 million for US insurance operations in 2009 comprised negative £414 million in respect of debt securities, negative £159 million for the equity hedge accounting effect(15) positive £385 million for market value movements on the free-standing derivatives used to manage the fixed annuity and other general account business and positive £56 million of other items. The negative £414 million for debt securities reflected the levels of realised gains and losses (including write-downs) in excess of the allowance for longer-term defaults and amortisation of interest-related gains included in the operating result adjusted for associated deferred acquisition costs.

        The positive short-term fluctuations of £108 million for UK insurance operations in 2009 reflected principally value movements on the assets backing the capital of the shareholder-backed annuity business.

        For other operations, the principal component of short-term fluctuations in investment returns in 2009 of negative £130 million was a one-off £235 million cost arising from the hedge temporarily put in place during the first quarter, to protect Prudential IGD capital surplus in the light of exceptional market conditions. During the severe equity market conditions experienced in the first quarter of 2009, coupled with historically high equity volatility, Prudential entered into exceptional short-dated hedging contracts to protect against potential tail-events on the IGD capital position, in addition to its regular operational hedging programs. The residual short-term fluctuations in investment returns for other operations of positive £105 million included £66 million for unrealised appreciation on Prudential Capital's debt securities portfolio and £28 million on swaps held centrally to manage Prudential's assets and liabilities.

Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes

        The shareholders' share of actuarial and other gains and losses on defined benefit pension schemes of positive £21 million mainly reflects favourable experience in the year in respect of the Scottish Amicable scheme combined with the impact of assumption changes, primarily from lower inflation and lower expected salary increases, applied to the liabilities of both the Scottish Amicable and M&G schemes.

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

Gain on dilution of holding in PruHealth

        On 1 August 2010, Discovery Holdings of South Africa, the Group's joint venture partner in its investment in PruHealth, completed the acquisition of the entire share capital of Standard Life

(15)
Based on longer-term equity volatility and interest rate assumptions.

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

        As a result of this dilution in holding and the consequential loss of control, PruHealth has been reclassified from a joint venture to an associate and the entity is no longer proportionally consolidated from the date of the transaction. In accordance with IAS 31 'Interests in joint ventures' a gain of £30 million arose in 2010 upon the dilution, representing the difference between the fair value of the enlarged 25 per cent investment still held and the IFRS book value of the original 50 per cent investment holding.

Sale of Taiwan agency business

        On 20 February 2009 Prudential announced its agreement to transfer the assets and liabilities of the agency distribution business in Taiwan, including the capital consuming in-force book, to China Life Insurance Limited (Taiwan). The transaction completed on 19 June 2009 following regulatory approval being given on that day. The transfer resulted in a one-off negative pre-tax impact of £621 million in 2009. After allowing for tax, and other adjustments, the effect on shareholders' equity was negative £607 million. The overall size of loss reflected the carrying value of the IFRS equity of the business as applied in the calculation of the loss on sale and the application of 'grandfathered' US GAAP under IFRS 4 for insurance assets and liabilities. US GAAP does not and is not designed to include the costs of holding economic capital to support the legacy interest rate guaranteed products. The loss on sale reflected this element of the economic value. Separately, it is to be noted that under IFRS there was no recognition of the enhanced IGD capital surplus position arising on completion.

Effective tax rates

        The effective rate of tax on operating profit based on longer-term investment returns was 22 per cent (2010: 11 per cent; 2009: 24 per cent). For 2010, adjusting the reported tax rate to exclude the exceptional tax credit of £158 million which primarily relates to the impact of a settlement agreed with the UK tax authorities, the underlying tax rate operating profit was 19 per cent. The 2010 effective tax rate is lower than 2009 primarily due to 2010 benefiting from revisions to prior period tax returns in the UK and an increase in the proportion of income in Asia which attracts lower tax.

        The effective rate of tax at the total IFRS profit level was 23 per cent (2010: 2 per cent). Adjusting the rate in 2010 to exclude the exceptional tax credit of £158 million gives an underlying tax rate at the total IFRS profit level of 13 per cent. In both 2011 and 2010, Prudential has benefited from a reduction in the main UK corporate tax rate from 28 per cent to 26.5 per cent. In 2010, and to a lesser extent in 2011, Prudential also benefited from utilising carried forward tax losses for which no deferred tax asset was previously established.

Earnings per share

	Earnings per share (EPS)
	2011	2010 Excluding exceptional tax credit(1)	2010 Including exceptional tax credit	2009

	pence	pence	pence	pence
Basic EPS based on operating profit based on longer-term investment returns after tax and non-controlling interests	63.9	62.0	68.3	47.5

Basic EPS based on total profit after non-controlling interests	58.8		56.7	27.0

(i)
The exceptional tax credit in 2010 relates to a £158 million credit which primarily relates to the impact of a settlement agreed with the UK tax authorities.

Explanation of Movements in Profits Before Shareholder Tax by Nature of Revenue and Charges

        The following table shows Prudential's consolidated total revenue and consolidated total charges for the periods presented:

	2011	2010	2009

	£m	£m	£m
Gross premiums earned(a)	25,706	24,568	20,299
Outward reinsurance premiums	(429)	(357)	(323)

Earned premiums, net of reinsurance	25,277	24,211	19,976
Investment return(b)	9,360	21,769	26,889
Other income	1,869	1,666	1,234

Total revenue, net of reinsurance	36,506	47,646	48,099

Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance(c)	(29,289)	(40,518)	(41,195)
Acquisition costs and other expenditure(d)	(5,005)	(4,799)	(4,572)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(286)	(257)	(209)
Loss on sale of Taiwan agency business	—	—	(559)

Total charges, net of reinsurance	(34,580)	(45,574)	(46,535)

Profit before tax (being tax attributable to shareholders' and policyholders' returns)*	1,926	2,072	1,564
Tax credit (charge) attributable to policyholders' returns	17	(611)	(818)

Profit before tax attributable to shareholders	1,943	1,461	746

Tax charge	(432)	(636)	(873)
Less: tax attributable to policyholders' returns	(17)	611	818

Tax charge attributable to shareholders' returns**	(449)	(25)	(55)

Profit from continuing operations after tax	1,494	1,436	691
Discontinued operations (net of tax)***	—	—	(14)

Profit for the year	1,494	1,436	677

*
This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders. The 2010 profit before tax is stated after £377 million of pre-tax costs of the terminated AIA transaction. See Note B1.

**
The 2010 tax charge attributable to shareholders' return included an exceptional tax credit of £158 million which primarily related to the impact of a settlement agreed with the UK tax authorities.

***
The 2009 charge of £14 million which was net of £nil tax, reflected completion adjustments for a previously disposed business.

(a)   Gross earned premiums

	Year Ended 31 December
	2011	2010	2009

	(£ million)
Asian Operations	7,378	6,380	5,345
US Operations	12,650	11,817	9,197
UK Operations	5,678	6,371	5,757

Total	25,706	24,568	20,299

        Gross earned premiums for insurance operations totalled £25,706 million in 2011, up 5 per cent from £24,568 million in 2010. The increase of £1,138 million was driven by growth of £998 million in the Asian operations and £833 million in the US operations which were partially offset by a decrease of £693 million in the UK operations.

        Gross earned premiums for insurance operations totaled £24,568 million in 2010, up 21 per cent from £20,299 million in 2009. The increase of £4,269 million was driven by growth of £2,620 million in the US operations; £1,035 million in the Asian operations and £614 million in the UK operations.

Asia

        Gross earned premiums increased by 16 per cent from £6,380 million in 2010 to £7,378 million in 2011 and by 19 per cent from £5,345 million in 2009 to £6,380 million in 2010 . The premiums reflect the aggregate of single and recurrent premiums of new business sold in the year and premiums on annual business sold in previous years. The growth in earned premiums reflects increases for both factors.

        Overall, Asia's life insurance industry saw a sharp recovery in new business volumes during 2010 as the markets moved beyond the 2008/2009 financial crisis. New business sales of the Group for the fourth quarter of 2010 was a new record representing an increase over the same period in 2009, which was already a record quarter. New business sales of the Group for 2011 was a record breaking high despite the more challenging external market conditions seen during the year.

        Central to Prudential's success in Asia is distribution. Agency continues to be its largest distribution channel, consistent with our customers' preference for face-to-face contact when buying life, health and protection products. In addition, and in parallel, Prudential has a number of highly successful bancassurance partnerships across the region. Prudential's distribution through bank branches complements well its agency distribution and gives it a broader and more diversified footprint. These partnership agreements include regional relationships with international banks such as Standard Chartered, which this year was extended to an 11th country, the Philippines, and local banks such as E.Sun in Taiwan. 2011 has been the first full year in Prudential's relationship with UOB. Prudential has already extended its relationship beyond the three original markets of Singapore, Thailand and Indonesia to include Malaysia and China.

        Prudential's product mix continues to reflect its ongoing focus on regular premium savings with protection.

United States

        Gross earned premiums increased by 7 per cent from £11,817 million in 2010 to £12,650 million in 2011, driven principally by the increase in sales of new single variable annuity business and an addition of modest institutional sales partially offset by decreases in fixed annuity and fixed index annuity sales. For the variable annuity sales, Jackson continued to benefit from its customers' and distributors' flight to quality.

        Jackson's strategy continues to focus on balancing value, volume and capital consumption for its various annuity products. Jackson's product diversity allows the company to quickly adapt to changing market conditions and sustain appropriate sales levels in all phases of the business cycle. During the second half of 2011, sales slowed relative to the first half run rate due to proactive changes Jackson made to its product offerings and shifts in the competitive environment. During the third quarter, Jackson implemented various product initiatives to enhance product diversity and margins and further optimise the balance between growth, capital and profitability.

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

United Kingdom

        Gross earned premiums for UK operations decreased from £6,371 million in 2010 to £5,678 million in 2011 primarily reflecting lower bulk annuities in 2011 with total new business premiums of £336 million compared to a total of £945 million in 2010, reductions in the sales of individual annuities as Prudential UK continues proactively to manage the flow of external conventional new business to control capital consumption and reductions in premiums for annual business sold in prior years. These decreases are partially offset by increase in sales of with-profits bonds. During 2011, Prudential UK reintroduced PruFund Protected Growth Fund, with a range of guarantees added to both the Growth and Cautious funds. The PruFund range comprised 74 per cent of with-profits bond sales.

        Gross earned premiums increased by 11 per cent from £5,757 million in 2009 to £6,371 million in 2010 primarily reflecting a bulk annuity buy-in insurance agreement with total new business premiums of £885 million signed in the fourth quarter of 2010, increase in the sales of with-profits bonds partially offset by reductions in premiums for annual business sold in prior years.

        The above performance is a reflection of Prudential UK's strategy to allocate capital to opportunities that play to the core strengths of the business rather than pursuing top-line sales growth.

(b)   Investment return

	Year Ended 31 December
	2011	2010	2009

	(£ million)
Asian Operations	285	2,747	4,431
US Operations	1,448	4,577	5,138
UK Operations	7,732	14,560	17,786
Unallocated corporate and intragroup elimination	(105)	(115)	(466)

Total	9,360	21,769	26,889

        Investment return principally comprises interest income, dividends, investment appreciation/depreciation (realised and unrealised gains and losses) on investments designated as fair value through profit and loss and realised gains and losses, including impairment losses, on Jackson's debt securities designated as available-for-sale. Movements in unrealised appreciation/depreciation of Jackson's debt securities designated as available-for-sale are not reflected in investment return but are recorded in other comprehensive income.

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

	Year Ended 31 December
	2011	2010	2009

	(£ million)
Asian operations
Policyholder returns
Assets backing unit-linked liabilities	(812)	1,279	2,539
With-profits business	756	1,039	1,519

	(56)	2,318	4,058

Shareholder returns	341	429	373

Total	285	2,747	4,431

US operations
Policyholder returns
Assets held to back (separate account) unit-linked liabilities	(869)	3,520	3,760

Shareholder returns
Realised gains and losses (including impairment losses on available-for-sale bonds)	(238)	21	(529)
Value movements on derivative hedging programme for general account business	841	20	340
Interest/dividend income and value movements on other financial instruments for which fair value movements are booked in the income statement	1,714	1,016	1,567

	2,317	1,057	1,378

Total	1,448	4,577	5,138

UK operations
Policyholder returns
Scottish Amicable Insurance Fund (SAIF)	321	1,075	1,438
Assets held to back unit-linked liabilities	208	2,119	2,947
With-profits fund (excluding SAIF)	4,094	8,815	10,461

	4,623	12,009	14,846

Shareholder returns
Prudential Retirement Income Limited (PRIL)	2,153	1,717	1,827
Other business	956	834	1,113

	3,109	2,551	2,940

Total	7,732	14,560	17,786

Unallocated corporate
Shareholder returns	(105)	(115)	(466)

Group Total
Policyholder returns	3,698	17,847	22,664
Shareholder returns	5,662	3,922	4,225

Total	9,360	21,769	26,889

Policyholder returns

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

  •
  separate account business of US operations, the investment return of which is also wholly attributable to policyholders; and

  •
  with-profits business (excluding SAIF) in the UK and Asia (in which the shareholders' economic interest, and the basis of recognising IFRS basis profits, is restricted to a share of the actuarially determined surplus for distribution (in the UK 10 per cent)). Except for this surplus the investment return of the with-profit funds is attributable to policyholders (through the asset-share liabilities) or the unallocated surplus, which is accounted for as a liability under IFRS 4.

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

        Changes in shareholder investment returns for US operations reflect primarily movements in the investment income, movements in the value of derivative instruments and realised gains and losses. The derivatives are held to manage general account assets and liabilities, and variable annuity guarantees under a dynamic hedging programme. Separately reflecting Jackson's types of business an allocation is made to policyholders through the application of crediting rates.

        The majority of the investments held to back the US general account business are debt securities for which the available-for-sale designation is applied for IFRS basis reporting. Under this designation the return included in the income statement reflects the aggregate of investment income and realised gains and losses (including impairment losses). However, movements in unrealised appreciation or depreciation are recognised in other comprehensive income. The return on these assets is attributable to shareholders.

Reasons for year-on-year changes in investment returns

        With two exceptions, all Prudential investments are carried at fair value in the statement of financial position with fair value movements, which are volatile from year to year, recorded in the income statement. The exceptions are for:

  (i)
  debt securities of the US operations, which are accounted for on an IAS 39 available-for-sale basis, in respect of which realised gains and losses (including impairment losses) are recorded in the income statement, while movements in unrealised appreciation (depreciation) are booked as other comprehensive income. As a result, the changes in fair value of these debt securities are not reflected in Prudential's investment return in the income statement. The unrealised gains and losses in the income statement of US operations primarily arise on the assets of the US separate account business; and

  (ii)
  loans and receivables, which are carried at amortised cost.

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

Asia

        The table below provides an analysis of investment return attributable to Asian operations for the years presented:

	Year Ended 31 December
	2011	2010	2009

	(£ million)
Interest/dividend income (including foreign exchange gains and losses)	502	607	625
Investment appreciation (depreciation)	(217)	2,140	3,806

Total	285	2,747	4,431

        In Prudential's Asian operations, debt securities accounted for 46 per cent, 46 per cent and 43 per cent of the total investment portfolio as at 31 December 2011, 2010 and 2009, respectively, with equities comprising 47 per cent; 47 per cent and 48 per cent respectively. The remaining seven per cent, seven per cent and nine per cent of the total investment portfolio, respectively, primarily comprised loans and deposits with credit institutions. In Asia, investment return decreased from £2,747 million in 2010 to £285 million in 2011. This decrease was due to a decrease of £105million in in interest and dividend income (including foreign exchange gains and losses) and a decrease of £2,357 million in investment appreciation. The decrease of £2,357 million in investment appreciation was driven primarily by adverse movements in the Asian equity markets in 2011.

        Investment return decreased by £1,684 million from £4,431 million 2009 to £2,747 million in 2010. The decrease was primarily due to a lower investment appreciation in 2010 at £2,140 million compared to £3,806 million in 2009, reflecting a strong Asian financial market performance in 2010, which, though strong was to a lesser extent than the significant improvements in 2009.

United States

        The table below provides an analysis of investment return attributable to US operations for the periods presented:

	Year Ended 31 December
	2011	2010	2009

	(£ million)
Realised gains (losses) (including impairment losses on available-for-sale bonds)	(238)	21	(529)
Investment return of investments backing US separate account liabilities	(869)	3,520	3,760
Other investment return	2,555	1,036	1,907

Total	1,448	4,577	5,138

        In the US, investment return decreased from £4,577 million in 2010 to £1,448 million in 2011. This £3,129 million adverse change was due to a £259 million decrease in realised gains including gains on debt securities classified as available-for-sale, as well as a decrease in investment return of the investments backing the US variable separate account liabilities of £4,389 million offset by an increase of £1,519 million in other investment return. Realised losses were £238 million in 2011 compared with realised gains of £21 million in 2010. The primary driver for the decrease in US investment return was a decrease in the returns on investments backing the US variable annuity separate account liabilities as a result of adverse movements in the US equity markets in 2011 as compared to the favourable movements in 2010. The investment return of investment assets backing US separate account liabilities decreased from a gain of £3,520 million in 2010 to a loss of £869 million in 2011. The increase of £1,519 million in other investment return was mainly accounted for by the movements in the fair value of derivatives held to manage the general account business and of the equity-related derivatives.

        In Prudential's US operations, investment return decreased by £561 million in 2010 from £5,138 million in 2009 to £4,577 million in 2010. The £561 million adverse change was due to a £550 million increase in realised gains (including gains on debt securities classified as available-for-sale) which was more than offset by a decrease in investment return of investments backing US separate account liabilities of £240 million and a decrease in other investment return of £871 million. Realised losses in 2009, which included mainly write downs of bonds and losses on the sale of bonds, was £529 million compared to a realised gain of £21 million in 2010 reflecting primarily the improvement in the bond markets in 2010 and active management of the investment portfolio by Jackson to reduce certain investment risks. The investment return of investments backing US separate account liabilities of a positive £3,520 million in 2010 reflected the overall favorable movements in the US equity markets in the year but to a lesser extent than the movements in 2009. The decrease of £871 million in other investment return was mainly accounted for by the movements in the fair value of derivatives held to manage the general account business and of the equity related derivatives.

United Kingdom

        The table below provides an analysis of investment return attributable to UK operations for the periods presented:

	Year Ended 31 December
	2011	2010	2009

	(£ million)
Interest/dividend income	6,135	6,149	6,628
Foreign exchange gains and losses(i)	67	(48)	921
Investment appreciation (depreciation)(ii)	1,530	8,459	10,237

Total	7,732	14,560	17,786

Notes

(i)
Foreign exchange gains and losses on retranslation of non-sterling based assets, including foreign currency forwards, principally of the UK with-profits fund.

(ii)
Investment appreciation (depreciation) comprises realised and unrealised gains and losses on the investments.

        In Prudential's UK operations, equities accounted for 28 per cent, 28 per cent and 28 per cent of the total investment portfolio as at 31 December 2011, 2010 and 2009, respectively. Debt securities comprised 52 per cent, 52 per cent and 51 per cent, respectively, with investment properties accounting for 8 per cent, 8 per cent and 8 per cent of the total investment portfolio in each respective year. The remaining 12 per cent, 12 per cent and 13 per cent of the total investment portfolio as at 31 December 2011, 2010 and 2009, respectively, related to loans, deposits with credit institutions, investment in partnerships in investment pools and derivative assets. Within debt securities of £76 billion (2010: £76 billion) as at 31 December 2011, 74 per cent (2010: 82 per cent) was comprised of corporate debt securities. In the UK, the investment return declined by £6,828 million, from £14,560 million in 2010 to £7,732 million in 2011. This decline was primarily driven by a decrease of £6,929 million in investment appreciation, partly offset by favourable movements in foreign exchange gains and losses of £115 million, from a negative of £48 million in 2010 to a positive £67 million in 2011. The foreign exchange movement in 2011 related mainly to gains in foreign currency forwards of the UK with-profits fund. Interest and dividend income of £6,135 million in 2011 was in line with the £6,149 million in 2010.

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

Unallocated corporate and intragroup elimination

        Investment return for unallocated corporate and intragroup elimination in 2011 of negative £105 million was in line with the negative £115 million in 2010.

        Investment return for unallocated corporate and intragroup elimination increased by £351 million to a negative £115 million in 2010 compared to a negative £466 million in 2009. The changes from 2009 to 2010 were mainly due to a one-off £235 million IGD hedge cost incurred in 2009.

(c)   Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance

	Year Ended 31 December
	2011	2010	2009

	(£ million)
Asian Operations	(5,365)	(6,734)	(7,710)
US Operations	(12,651)	(15,423)	(13,285)
UK Operations	(11,273)	(18,361)	(20,200)

Total	(29,289)	(40,518)	(41,195)

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

        Total benefit and claims and movements in unallocated surplus of with-profits funds decreased by £11,229 million in 2011 to a charge of £29,289 million compared to a charge of £40,518 million in 2010 and a charge of £41,195 in 2009. The amounts of this year on year charge attributable to each of the underlying reasons as stated above are shown below.

        Benefits and claims and movements in unallocated surplus of with-profits funds net of reinsurance can be further analysed as follows.

	Year Ended 31 December
	2011	2010	2009

	(£ million)
Claims incurred	(17,736)	(16,884)	(15,781)
(Increase)/decrease in policyholder liabilities	(12,578)	(23,389)	(23,855)
Movement in unallocated surplus of with-profits funds	1,025	(245)	(1,559)

Benefits and claims and movement in unallocated surplus	(29,289)	(40,518)	(41,195)

        The benefits and claims and movements in unallocated surplus, net of reinsurance charge of £29,289 million in 2011 (2010: £40,518 million; 2009: £41,195 million) shown in the table above includes the effect of accounting for investment contracts without discretionary participation features (as defined by IFRS 4) in accordance with IAS 39 to reflect the deposit nature of the arrangement.

        Additionally the movement in policyholder liabilities and unallocated surplus of with-profits funds represents the amount recognised in the income statement and therefore excludes the effect of foreign exchange translation differences on the policyholder liabilities of foreign subsidiaries and the movement in liabilities arising on acquisition and disposals of subsidiaries in the year.

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

Asia

        In 2011, benefits and claims and movements in unallocated surplus of with-profits funds totalled £5,365 million, representing a decrease of £1,369 million compared to the charge of £6,734 million in 2010. In 2010, benefits and claims and movements in unallocated surplus of with-profits funds totalled £6,734 million, representing an increase of £978 million compared to the charge of £7,710 million in 2010.

        The amounts of the year-on-year change attributable to each of the underlying reasons are shown below:

	Year Ended 31 December
	2011	2010	2009

	(£ million)
Claims incurred	(2,955)	(2,595)	(1,814)
Increase in policyholder liabilities	(2,950)	(3,824)	(6,230)
Movement in unallocated surplus of with-profits funds	540	(315)	334

Benefits and claims and movement in unallocated surplus	(5,365)	(6,734)	(7,710)

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

        Accordingly, due to the fall in market returns in 2011, there was a related decrease in the charge for benefits and claims. Conversely, due to positive market returns in 2010, there was a related increase in the charge for benefits and claims in the year, though to a lesser extent than the increase in 2009 where a more significant improvement in the market returns occurred.

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

        In 2011, the accounting charge for benefits and claims decreased by £2,772 million to £12,651 million compared to £15,423 million in 2010. In 2010, the accounting charge for benefits and claims increased by £2,138 million to £15,423 million compared to £13,285 million in 2009.

        The amounts of the year-on-year change attributable to each of the underlying reasons are shown below:

	Year Ended 31 December
	2011	2010	2009

	(£ million)
Claims incurred	(4,678)	(4,348)	(4,092)
Increase in policyholder liabilities	(7,973)	(11,075)	(9,193)

Benefits and claims	(12,651)	(15,423)	(13,285)

        The movements year-on-year in the claims incurred for the US operations as shown in the table above also included the effects of translating the US dollar results into pounds sterling at the average exchange rates for the relevant years.

        The charges in each year comprise amounts in respect of variable annuity and other business. For variable annuity business, there are two principal factors that contribute to the variations in the charge, and for which the fluctuations in the years presented broadly offset each other. First, the investment return on the assets backing the variable annuity separate account liabilities changed to a £869 million charge in 2011 from a £3,520 million credit in 2010 and a £3,760 million credit in 2009 as shown in the section 'Investment return (b) United States' above. The second principal effect is the growth of the variable annuity business in force. This can be illustrated by the net cash flows of the US insurance operations' variable annuity separate account liabilities in note D3 (c) 'Reconciliation of movement in policyholder liabilities' to the consolidated financial statements in Item 18 of this annual report. The net flows of the variable annuity separate account liabilities shown in that note for 2011 were £6,978 million as compared with £5,758 million for 2010. In addition, the net flows of the variable annuity separate account liabilities for 2009 were £3,586 million.

United Kingdom

        Overall, benefits and claims and the movement in unallocated surplus recorded in the income statement was a £11,273 million charge in 2011 compared to a £18,361 million charge in 2010 and a £20,200 million credit in 2009. The year-on-year changes attributable to each of the underlying reasons are shown below, together with a further analysis of the amounts included in respect of the movements in policyholder liabilities by type of business:

	Year Ended 31 December
	2011	2010	2009

	(£ million)
Claims incurred	(10,103)	(9,941)	(9,875)
Decrease/(increase) in policyholder liabilities

SAIF	1,198	212	37
PRIL	(1,788)	(2,142)	(1,746)
Unit-linked and other non-participating business	(451)	(2,258)	(3,031)
With-profits (excluding SAIF)	(614)	(4,301)	(3,692)

	(1,655)	(8,490)	(8,432)
Movement in unallocated surplus of with-profits funds	485	70	(1,893)

Benefits and claims and movement in unallocated surplus	(11,273)	(18,361)	(20,200)

        Claims incurred in the UK operations in 2011 were £10,103 million, compared to £9,941 million in 2010 and £9,875 million in 2009.

        As has been explained above, the principal driver for variations in amounts allocated to the policyholders is changes to investment returns.

        In aggregate, as a result of the less positive market returns in 2011 compared to 2010 and 2009 there has been a corresponding impact on benefits and claims and movements in unallocated surplus of with-profits funds in the year, moving from a net charge of £20,200 million and £18,361 million in 2009 and 2010, respectively to a net charge of £11,273 million in 2011.

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

  (c)
  Investment return, to the extent attributable to unallocated surplus, forms the majority part of the movement in such surplus in the income statement.

	Year Ended 31 December
	2011	2010	2009

	(£ million)
Earned premiums, net of reinsurance(i)	3,404	3,148	3,063
Investment return	4,094	8,815	10,461
Other income	17	9	(2)
Acquisition costs and other expenditure	(696)	(600)	(842)
Tax (charge)	(63)	(528)	(640)

Total net income before benefit and claims and movement in unallocated surplus, net of reinsurance	6,756	10,844	12,040

Charges of:
Claims incurred	(6,411)	(6,390)	(6,253)
(Increase)/decrease in policyholder liabilities(i)	(614)	(4,301)	(3,692)
Movement in unallocated surplus of with-profits funds	485	70	(1,893)

Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	(6,540)	(10,621)	(11,838)

Shareholders' profit after tax	216	223	202

Note

(i)
For the purposes of presentation in Prudential's consolidated financial information, references to the UK with-profits fund also include, for convenience, the amounts attaching to Prudential's UK Defined Charge Participating Sub-fund which includes the with-profits annuity business transferred to Prudential from the Equitable Life Assurance Society on 31 December 2007. Profits to shareholders emerge on a 'charges less expenses' basis and policyholders are entitled to 100 per cent of the investment earnings.

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

        In 2011, the income statement of the UK component of the PAC with-profits funds was credited with a transfer of £485 million from the unallocated surplus. This transfer, together with a corresponding transfer in the unallocated surplus of the Asia with-profits funds and the effect of exchange rate movements, resulted in an increase in Prudential's unallocated surplus from £10.3 billion in 2010 to £9.2 billion in 2011. This movement reflected the net effect of changes in the value of assets, liabilities (incorporating policyholder bonuses and other elements of asset shares attributable to policyholders), and the shareholders' share of the cost of bonuses for 2011.

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

        The factors that the PAC Board considers in setting bonus rates are described in more detail in the section headed 'With-profits products' in Item 4, in the section headed 'United Kingdom—Basis of profits—Bonus Rates' in Item 5 and are summarised in note D2 to the consolidated financial statements in Item 18.

(d)   Acquisition costs and other expenditure

	Year Ended 31 December
	2011	2010	2009

	(£ million)
Asian Operations	(1,774)	(1,841)	(1,698)
US Operations	(1,330)	(971)	(879)
UK Operations	(1,943)	(1,721)	(2,013)
Unallocated corporate and intragroup elimination	42	(266)	18

Total	(5,005)	(4,799)	(4,572)

        Total acquisition costs and other expenditure of £5,005 million in 2011 was four per cent higher than the £4,799 million incurred in 2010. Total acquisition costs and other expenditure of £4,799 million in 2010 was five per cent higher than the £4,572 million incurred in 2009.

Asia

        Total acquisition costs and other expenditure for Asia in 2011 were £1,774 million, a decrease of £67 million or four per cent as against 2010. This decrease was primarily due to increased acquisition costs, net of change in deferred acquisition costs being more than offset by decreased other operating expenses and a decrease in the charge for investment gains attributable to external unit-holders relating to investment funds managed on behalf of third parties which are consolidated but have no recourse to Prudential.

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

United States

        Total acquisition costs and other expenditure for the US increased by £359 million from £971 million in 2010 to £1,330 million in 2011. The increase related to increase in acquisition costs, net of change in deferred acquisition costs and also increase in other operating expenses. Acquisition costs have increased in absolute terms compared to 2010 due to the growth in sales volumes. The DAC amortisation charge for the US increased in 2011 to £619 million from £334 million in 2010. This comprises a core charge of £387 million (2010: £323 million) and an accelerated charge of £232 million (2010: £11 million). The higher core charge is in line with the increase in fee income and spread profits. The accelerated charge reflects the anticipated additional amortisation of £166 million relating to the reversal of the benefit received in 2008 from the mean reversion formula and a charge of £66 million caused by lower than assumed separate account returns. Other operating expenses increased primarily due to higher asset based commissions paid on the larger 2011 separate account balance.

        Total acquisition costs and other expenditure for the US increased by £92 million from £879 million in 2009 to £971 million in 2010. The increase related to an increase in other operating expenses which was partly offset by a decrease in acquisition costs, net of change in deferred acquisition costs.

United Kingdom

        Total UK acquisition costs and other expenditure were £1,943 million compared to £1,721 million in 2010. This increase arises primarily from the increase in acquisition costs, net of change in deferred acquisition costs and underlying increases in expenditure of M&G.

        Total UK acquisition costs and other expenditure in 2010 were £1,721 million compared to £2,013 million in 2009. This decrease was primarily due to a decrease in the charge for investment gains attributable to external unit-holders relating to investment funds managed on behalf of third parties that have been consolidated but have no recourse to Prudential. The decrease in the charge reflected the increase in the overall returns in 2010 in these consolidated investment funds but lower than those experienced in 2009.

Unallocated corporate and intragroup elimination

        Other net expenditure of a credit of £42 million in 2011, a charge of £266 million in 2010 and a credit of £18 million in 2009 comprises both the other expenditure of the unallocated corporate and elimination of intragroup income and expenses. The principal reason for the year on year movement as shown above was that the amount in 2010 included the costs incurred in relation to the terminated AIA transaction. Of the £377 million total costs before tax of the terminated AIA transaction in 2010, £277 million was recorded as "Other expenditure" within "Acquisition costs and other expenditure" in the consolidated income statement. The remaining £100 million associated with foreign exchange hedging was recorded within "Investment return".

IFRS Shareholders' Funds and Summary Balance Sheet

        The following table sets forth a summary of the movement in Prudential's IFRS shareholders' funds for 2011, 2010 and 2009:

	2011	2010	2009

	(£ million)
Operating profit based on longer-term investment returns	2,070	1,941	1,564
Items excluded from operating profit based on longer-term investment returns	(127)	(480)	(818)

Total profit before tax	1,943	1,461	746
Exceptional tax credit	—	158	—
Tax, discontinued operations and non-controlling interests	(453)	(188)	(70)

Profit for the year	1,490	1,431	676
Exchange movements, net of related tax	(100)	251	(195)
Unrealised gains and losses on Jackson securities classified as available-for-sale, net of related changes to deferred acquisition costs and tax	312	478	1,043
Dividends	(642)	(511)	(481)
New share capital subscribed	17	75	141
Other	9	36	29

Net increase in shareholders' funds	1,086	1,760	1,213
Shareholders' funds at beginning of year	8,031	6,271	5,058

Shareholders' funds at the end of year	9,117	8,031	6,271

        Statutory IFRS basis shareholders' funds at 31 December 2011 were £9.1 billion. This compares to £8.0 billion at 31 December 2010 and represents an increase of £1.1 billion, equivalent to 14 per cent.

        The movement primarily reflects the profit for the period after tax and non-controlling interests of £1,490 million and the increase in the level of net unrealised gains on Jackson's debt securities of £312 million from the position at 31 December 2010, offset by the payment of dividends of £642 million and exchange translation losses of £100 million.

 Summary Balance Sheet

	2011	2010

	(£ million)
Goodwill attributable to shareholders	1,465	1,466
Investments	250,605	239,297
Holding company cash and short-term investments	1,200	1,232
Other	20,310	18,811

Total assets	273,580	260,806
Less: Liabilities
Policyholder liabilities	227,075	214,727
Unallocated surplus of with-profits funds	9,215	10,253

	236,290	224,980
Core structural borrowings of shareholders' financed operations	3,611	3,676
Other liabilities including non-controlling interests	24,562	24,119

Total liabilities and non-controlling interests	264,463	252,775

Net assets net of non-controlling interests	9,117	8,031

Share capital and premium	2,000	1,983
Shareholders' reserves	7,117	6,048

Shareholders' equity	9,117	8,031

 Shareholders' Funds summary by business unit and net asset value per share

(i)    Shareholders' fund summary

	2011	2010

	£m	£m
Asian operations
Insurance operations

Net assets of operation	2,114	1,913
Acquired goodwill	235	236

Total	2,349	2,149

Eastspring Investments

Net assets of operation	211	197
Acquired goodwill	61	61

Total	272	258

Total	2,621	2,407

US operations
Jackson (net of surplus note borrowings)	4,271	3,815
Broker-dealer and asset management operations:

Net assets of operation	113	106
Acquired goodwill	16	16

Total	129	122

Total	4,400	3,937

UK operations
Insurance operations

Long-term business operations	2,552	2,115
Other	29	33

Total	2,581	2,148

M&G

Net assets of operation	229	254
Acquired goodwill	1,153	1,153

Total	1,382	1,407

Total	3,963	3,555

Other operations
Holding company net borrowings	(2,001)	(2,035)
Shareholders' share of provision for future deficit funding of the Prudential Staff Pension Scheme (net of tax)	(5)	(10)
Other net assets	139	177

Total	(1,867)	(1,868)

Total of all operations	9,117	8,031

(ii)   Net asset value per share

	2011	2010

	£m	£m
Closing equity shareholders' funds	9,117	8,031
Net asset value per share attributable to equity shareholders(i)	358p	315p

Note

(i)
Based on the closing issued share capital as at 31 December 2011 of 2,548 million shares (2010: 2,546 million shares).

Policyholder liabilities and unallocated surplus of with-profits fund

	2011				2010

Shareholder—backed business	Asia	US	UK	Total	Total

	£m	£m	£m	£m	£m
At 1 January	17,716	60,523	43,944	122,183	100,061
Premiums	3,807	12,914	3,575	20,296	19,584
Surrenders	(1,735)	(4,270)	(1,970)	(7,975)	(6,724)
Maturities/Deaths	(233)	(820)	(2,262)	(3,315)	(3,165)

Net cash flows	1,839	7,824	(657)	9,006	9,695
Investment related items and other movements	(909)	136	2,761	1,988	9,249
Acquisition of UOB Life Assurance Limited	—	—	—	—	464
Dilution of holding in PruHealth					(27)
Foreign exchange translation difference	(377)	706	—	329	2,741

At 31 December	18,269	69,189	46,048	133,506	122,183

With-profits funds
—Policyholder liabilities				93,569	92,544
—Unallocated surplus				9,215	10,253

Total at 31 December				102,784	102,797

Total policyholder liabilities including unallocated surplus at 31 December				236,290	224,980

        Policyholder liabilities related to shareholder-backed business grew by £11.3 billion from £122.2 billion at 31 December 2010 to £133.5 billion at 31 December 2011.

        The increase reflects positive net flows (premiums less surrenders and maturities/deaths) of £9,006 million in 2011 (2010: £9,695 million), driven by strong inflows in the US (£7,824 million) and Asia (£1,839 million). Net flows in Asia have increased by 42 per cent to £1,839 million in 2011 (2010: £1,298 million). Additionally, the rate of surrenders in Asia (expressed as a percentage of opening liabilities) was 4.4 per cent in the second half of 2011, an improvement compared with 5.1 per cent in the first half of 2011 and 6.4 per cent in the second half of 2010. The overall rate of surrender in 2011 was 9.8 per cent compared with 13.8 per cent in 2010.

        Other movements include positive foreign exchange movements of £329 million (2010: £2,741 million) together with investment related and other items of £1,988 million. Investment related and other items fell from £9,249 million in 2010 to £1,988 million in 2011 principally as a result of the weaker equity markets.

        During 2011, the unallocated surplus, which represents the excess of assets over policyholder liabilities for the Group's with-profits funds on an IFRS basis, reduced by 10 per cent from £10.3 billion at 31 December 2010 to £9.2 billion at 31 December 2011.

Other results based information

        This section comprises disclosures on the following:

  (a)
  Funds under Management

  (b)
  Effect of foreign currency rate movement on results

  (c)
  Adoption of altered US GAAP requirements to Group IFRS reporting in 2012

(a)   Funds under Management

(i)    Summary

	2011	2010

	£bn	£bn
Business area
Asian operations	32.6	30.9
US operations	71.9	63.6
UK operations	146.3	145.2

Internal funds under management	250.8	239.7
External fundsnote(i)	99.8	100.4

Total funds under management	350.6	340.1

Notes

(i)
External funds shown above for 2011 of £99.8 billion (2010: £100.4 billion) comprise £111.2 billion (2011: £111.4 billion) in respect of investment products less £11.4 billion (2010: £11.0 billion) that are classified within internal funds.

(ii)
Internal funds under management—analysis by business area.

	Asian operations		US operations		UK operations		Total
	2011	2010	2011	2010	2011	2010	2011	2010

	£bm	£bm	£bm	£bm	£bm	£bm	£bm	£bm
Investment properties(i)	—	—	—	0.1	10.7	11.5	10.7	11.6
Equity securities	12.0	14.5	38.1	31.5	37.3	40.7	87.4	86.7
Debt securities	17.7	14.1	27.1	26.4	79.8	75.9	124.6	116.4
Loans and receivables	2.4	1.3	4.3	4.2	13.7	3.8	20.4	9.3
Other investments	0.5	1.0	2.4	1.4	4.8	13.3	7.7	15.7

Total	32.6	30.9	71.9	63.6	146.3	145.2	250.8	239.7

Note

(i)
As included in the investments section of the consolidated statement of financial position at 31 December 2011 except for £0.2 billion (2010: £0.4 billion) investment properties which are held-for-sale or occupied by the Group and, accordingly under IFRS, are included in other statement of financial position captions.

(b)   Effect of foreign currency rate movement on results

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

Local currency: £	Closing 2011	Average 2011	Closing 2010	Average 2010	Closing 2009	Average 2009

Hong Kong	12.07	12.48	12.17	12.01	12.52	12.14
Indonesia	14,091.80	14,049.41	14,106.51	14,033.41	15,171.52	16,173.28
Malaysia	4.93	4.90	4.83	4.97	5.53	5.51
Singapore	2.02	2.02	2.01	2.11	2.27	2.27
India	82.53	74.80	70.01	70.66	75.15	75.70
Vietnam	32,688.16	33,139.22	30,526.26	29,587.63	29,832.74	27,892.39
USA	1.55	1.60	1.57	1.55	1.61	1.57

Note

(i)
Effect of rate movement on results.

IFRS basis results	As published 2011 note (i)	Memorandum 2010 note (i)	Memorandum 2009 note (i)

	£m	£m	£m
Asian operations:
Long-term operations	709	533	454
Development expenses	(5)	(4)	(6)

Total Asian insurance operations after development costs	704	529	448
Eastspring Investments	80	73	58

Total Asia operations	784	602	506

US operations
Jackson	694	803	603
Broker-dealer, asset management and Curian operations	24	21	4

Total US operations	718	824	607

UK operations
Long-term business	683	673	606
General insurance commission	40	46	51

Total UK insurance operations	723	719	657
M&G	357	284	238

Total UK operations	1,080	1,003	895

Total segment profit	2,582	2,429	2,008

Other income and expenditure	(483)	(449)	(396)
RPI to CPI inflation measure change on defined benefit pension schemes	42	—	—
Solvency II implementation costs	(55)	(45)
Restructuring costs	(16)	(26)	(23)

Operating profit based on longer-term investment returns	2,070	1,909	1,589

Shareholders' funds	9,117	8,007	6,461

Note

(i)
The 'as published' operating profit for 2011 and 'memorandum' operating profit for 2010 and 2009 have been calculated by applying average 2011 exchange rates (CER).

The 'as published' shareholders' funds for 2011 and memorandum' shareholders' funds for 2010 and 2009 have been calculated by applying closing period end 2011 exchange rates.

(c)   Adoption of altered US GAAP requirements to Group IFRS reporting in 2012

Background

        Under the Group's accounting policies the measurement of insurance assets and liabilities reflects the application of UK GAAP under the Modified Statutory Basis (MSB). This has been applied from when the Company first adopted IFRS in 2005, subject to subsequent policy improvements under IFRS 4. The MSB in turn is based on the codification in the 2003 ABI Statement of Recommended Practise which, subject to various restrictions, permits the use of local bases for overseas operations. Accordingly, since 2005, the insurance assets and liabilities of the Group's US operations have been measured using US GAAP. This basis has also been explicitly applied to those Asian operations (namely India, Japan, Taiwan and Vietnam) where the local regulatory basis is not appropriate as a starting point for deriving MSB compliant results.

        In October 2010, the Emerging Issues Task Force of the US Financial Accounting Standards Board issued Update No 2010-26 on 'Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts'. The update was issued to address perceived diversity by companies preparing financial statements in accordance with US GAAP as regards the types of acquisition costs being deferred. Under US GAAP, costs that can be deferred and amortised are those that 'vary with and are primarily related to the acquisition of insurance contracts'. The Update requires insurers to capitalise only those incremental costs directly related to acquiring a contract for financial statements for reporting periods starting after 15 December 2011. All other indirect acquisition expenses are required to be charged to the income statement as incurred expenses. Accordingly, the main impact of the Update is to disallow insurers from deferring costs that are not directly related to successful sales.

        Under the Update, US insurers preparing financial statements under US GAAP can choose to make a prospective or a retrospective application. Under the prospective basis the change is confined to the income statement from the date of adoption to incorporate the additional charge for non deferrable expenses for the activity of the reporting period. No changes are made to the results of comparative periods.

        By contrast, under retrospective application, the deferred acquisition costs balances in the statement of financial position for comparative periods are reset so as to only defer those costs permitted by the Update. In the income statement the net effect of the Update reflects;

  (i)
  as for the prospective basis, the additional charge for non deferrable expenses for the activity of the reporting period offset by

  (ii)
  a reduced charge for DAC amortisation reflecting the lower level of expenses that could be deferred on prior period activity.

        Under the Group's IFRS reporting, Prudential has the option to either continue with its current basis of measurement or improve its accounting policy under IFRS4 to acknowledge the issuance of the Update. Prudential has chosen to continue with its current basis of measurement for reporting of its 2011 results and improve its policy in 2012 to apply the US GAAP update on the retrospective basis to the results of its US insurance operation Jackson National Life. The reason and timing for the change is to achieve consistency with the basis expected to be applied by peer competitor companies in the US market in their US GAAP financial statements. To ensure consistency it is also intended to make the change on the retrospective basis in 2012 for the Asian operations that historically have effectively applied US GAAP for measuring insurance assets and liabilities.

Effect of change of policy in 2012

        The results impact of the policy improvement to adopt the Update in 2012 is summarised in the tables shown below.

Effect of policy improvement in 2012 on comparative results for 2011 and full year 2010

	Year ended 31 December 2011			6 months ended 30 June 2011			Year ended 31 December 2010

Analysis of profit and earnings per share	As reported under current policy	Effect of change	Under new policy from 1 Jan 2012	As reported under current policy	Effect of change	Under new policy from 1 Jan 2012	As reported under current policy	Effect of change	Under new policy from 1 Jan 2012

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Analysis of profit
Operating profit based on longer-term investment returns
Asian insurance operations (note (a))	704	—	704	324	(2)	322	532	(10)	522
US insurance operations note (b)	694	(43)	651	368	(28)	340	833	(105)	728
Other operations	672	—	672	366		366	576		576

Total	2,070	(43)	2,027	1,058	(30)	1,028	1,941	(115)	1,826
Short-term fluctuations in investment returns	(148)	(72)	(220)	113	(20)	93	(123)	(75)	(198)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	21	—	21	(7)	—	(7)	(10)	—	(10)
Costs of terminated AIA transaction							(377)	—	(377)
Gain on dilution of Group holdings							30	—	30

Profit before tax attributable to shareholders (including actual investment returns)	1,943	(115)	1,828	1,164	(50)	1,114	1,461	(190)	1,271

Tax attributable to shareholders—operating profit
Excluding, for 2010, exceptional tax credit
Asian insurance operations	(122)	—	(122)	(39)	1	(38)	(58)	2	(56)
US insurance operations	(200)	15	(185)	(110)	10	(100)	(249)	37	(212)
Other operations	(126)	—	(126)	(91)	—	(91)	(64)	—	(64)

	(448)	15	(433)	(240)	11	(229)	(371)	39	(332)
Exceptional 2010 tax credit related primarily to the impact of settlement agreed with the UK tax authorities				—	—	—	158	—	158

Total	(448)	15	(433)	(240)	11	(229)	(213)	39	(174)
Tax attributable to shareholders—non-operating profit	(1)	25	24	(61)	7	(54)	188	26	214
Non-controlling interests—operating profit	(4)	—	(4)	(2)	—	(2)	(5)	—	(5)

Profit after tax and non-controlling interests	1,490	(75)	1,415	861	(32)	829	1,431	(125)	1,306

	Year ended 31 December 2011			6 months ended 30 June 2011			Year ended 31 December 2010

Analysis of profit and earnings per share	As reported under current policy	Effect of change	Under new policy from 1 Jan 2012	As reported under current policy	Effect of change	Under new policy from 1 Jan 2012	As reported under current policy	Effect of change	Under new policy from 1 Jan 2012

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Operating profit after tax and non-controlling interests
Excluding, for 2010, exceptional tax credit	1,618	(28)	1,590	816	(19)	797	1,565	(76)	1,489
Exceptional 2010 tax credit	—			—	—	—	158	—	158

Total	1,618	(28)	1,590	816	(19)	797	1,723	(76)	1,647

Earnings per Share (pence)
Operating (basic)—excluding, for 2010, exceptional tax credit (pence)	63.9p	(1.1)p	62.8p	32.2p	(0.8)p	31.4p	62.0p	(3.0)p	59.0p
Operating (diluted)—excluding, for 2010, exceptional tax credit (pence)	63.8p	(1.1)p	62.7p	32.1p	(0.8)p	31.3p	61.9p	(3.0)p	58.9p
Total (diluted) (pence)	58.7p	(3.0)p	55.7p	33.9p	(1.3)p	32.6p	56.6p	(4.9)p	51.7p

Notes on effect of change on operating profit based on longer-term investment returns a Asian insurance operations
New business
Acquisition costs on new contracts not able to be deferred		(16)			(10)			(20)
Business in force at beginning of period
Reduction in amortisation on reduced
DAC balance		16			8			10

Total		—			(2)			(10)

Arising in the following insurance operations:
India		4			2			1
Japan		—			—			—
Taiwan		1			(1)			(3)
Vietnam		(5)			(3)			(8)

Total		—			(2)			(10)

b US insurance operations
New business
Acquisition costs on new contracts not able to be deferred		(156)			(80)			(159)
Business in force at beginning of period
Reduction in amortisation on reduced
DAC balance		113			52			54

Total		(43)			(28)			(105)

	Year ended 31 December 2011			6 months ended 30 June 2011			Year ended 31 December 2010

Changes in equity and balance sheet	As reported under current policy	Effect of change	Under new policy from 1 Jan 2012	As reported under current policy	Effect of change	Under new policy from 1 Jan 2012	As reported under current policy	Effect of change	Under new policy from 1 Jan 2012

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Changes in equity
Profit for the year net of non-controlling interests	1,490	(75)	1,415	861	(32)	829	1,431	(125)	1,306
Exchange movements on foreign operations and net investment hedges, net of related tax	(32)	(5)	(37)	(75)	13	(62)	251	(14)	237
Available-for-sale securities
US operations classified as available-for-sale	811	—	811	237	—	237	1,221	—	1,221
Related change in amortisation of deferred income and acquisition costs	(331)	56	(275)	(97)	26	(71)	(496)	86	(410)
Related tax	(168)	(19)	(187)	(49)	(8)	(57)	(247)	(31)	(278)

Total comprehensive income for the year net of non-controlling interests	1,770	(43)	1,727	877	(1)	876	2,160	(84)	2,076
Dividends	(642)	—	(642)	(439)	—	(439)	(511)	—	(511)
New share capital and other movements	(42)	—	(42)	32	—	32	111	—	111

Net increase in equity	1,086	(43)	1,043	470	(1)	469	1,760	(84)	1,676
At beginning of year	8,031	(510)	7,521	8,031	(510)	7,521	6,271	(426)	5,845

At end of year	9,117	(553)	8,564	8,501	(511)	7,990	8,031	(510)	7,521

	Year ended 31 December 2011			6 months ended 30 June 2011			Year ended 31 December 2010

Changes in equity and balance sheet	As reported under current policy	Effect of change	Under new policy from 1 Jan 2012	As reported under current policy	Effect of change	Under new policy from 1 Jan 2012	As reported under current policy	Effect of change	Under new policy from 1 Jan 2012

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Balance sheet
Assets
Deferred acquisition costs attributable to shareholders:
Insurance operations
Asia	744	(50)	694	741	(52)	689	758	(52)	706
US	3,880	(785)	3,095	3,639	(717)	2,922	3,543	(714)	2,829
UK	111	—	111	115	—	115	116	—	116
Asset management	12	—	12	9	—	9	9	—	9

	4,747	(835)	3,912	4,504	(769)	3,735	4,426	(766)	3,660
Investments and other assets	268,833	—	268,833	264,962	—	264,962	256,380	—	256,380

Total assets	273,580	(835)	272,745	269,466	(769)	268,697	260,806	(766)	260,040

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds	236,290	—	236,290	232,304	—	232,304	224,980	—	224,980
Core structural borrowings of shareholder-financed operations	3,611	—	3,611	3,998	—	3,998	3,676	—	3,676
Deferred tax liabilities	4,211	(282)	3,929	4,194	(258)	3,936	4,224	(256)	3,968
Other liabilities	20,308	—	20,308	20,423	—	20,423	19,851	—	19,851

Total liabilities	264,420	(282)	264,138	260,919	(258)	260,661	252,731	(256)	252,475

Equity
Shareholders' equity
Asian insurance operations	2,349	(43)	2,306	2,269	(45)	2,224	2,149	(45)	2,104
US insurance operations	4,271	(510)	3,761	3,764	(466)	3,298	3,815	(465)	3,350
Rest of Group	2,497	—	2,497	2,468	—	2,468	2,067	—	2,067

	9,117	(553)	8,564	8,501	(511)	7,990	8,031	(510)	7,521
Non-controlling interests	43	—	43	46	—	46	44	—	44

Total equity	9,160	(553)	8,607	8,547	(511)	8,036	8,075	(510)	7,565

Total liabilities and equity	273,580	(835)	272,745	269,466	(769)	268,697	260,806	(766)	260,040

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

        Prudential continues to manage cash flows across the Group with a view to achieving a balance between ensuring sufficient net remittances from the businesses to cover the progressive dividend (after corporate costs) and maximising value for shareholders through the retention of the free surplus generated at business unit level, so that it can be reinvested in the profitable opportunities available to the Group. On this basis, the holding company cash flow statement at an operating level should ordinarily balance close to zero before exceptional cash flows, but from time to time additional remittances from business operations will be made to provide the Group with greater financial flexibility at the corporate centre.

        Operating holding company cash flow for 2011 before the shareholder dividend was £809 million, £100 million higher than 2010. After deducting the higher level of shareholder dividend paid following the upward rebasing at the end of 2010 and the cancellation of the scrip dividend option, the operating holding company cash flow was positive £167 million (2010: £260 million).

Cash remittances to the Group from business units

        The holding company received £1,105 million of net cash remittances from the business units in 2011, an increase of £170 million from 2010.

        Asia continues to be cash positive, with its remittances to the Group during 2011 at £206 million (2010: £233 million). 2010 benefited from a one-off remittance of £130 million from Malaysia, representing the accumulation of historic distributable reserves. Excluding this amount Asia has doubled its net remittances in 2011. Asia remains on track to meet its objective of £300 million net remittances in 2013.

        Cash received from Jackson was £322 million in 2011 (2010: £80 million), above the 2013 sustainable remittance target of £200 million. Jackson's remittance to the Group for 2011 was taken in the first half, with £200 million representing the remittances for the year and a further £122 million representing releases of excess surplus to Group. These exceptional releases reflect the success that Jackson has enjoyed in rebuilding its balance sheet strength post the 2008 financial crisis and in writing business at high internal rates of return (IRRs) and with fast payback.

        The UK insurance operations remitted £297 million in 2011 (2010: £420 million). Total shareholder-backed business net remittances in 2011 were £74 million (2010: £218 million) with 2010 including £120 million as a result of one-off release of surplus and net financing payments during that year. Cash from the annual with-profits transfer to shareholders increased from £202 million to £223 million in 2011. The UK remains on track to deliver £350 million of cash to the Group in 2013.

        The Group's UK asset management operations remit substantially all of their annual post-tax earnings to the Group. M&G and PruCap collectively remitted £280 million (2010: £202 million).

        In the course of 2009 and 2010, the Group raised certain financing contingent on future profits of the UK and Hong Kong life insurance operations which increased the cash remitted by business units by £245 million in aggregate. This was done in order to increase the financial flexibility of the Group during the investment market crisis.

        Since then principal and interest repayments have reduced the cash available to be remitted to the Group by these businesses. Based on our current plans, the remaining balance of £145 million will impact the net remittances from these businesses in 2012.

Central outflows and other movements

        Central outflows increased to £296 million in 2011 (2010: £226 million). Lower corporate activities spend in 2011 was offset by increased net interest payments, following the additional debt raised in 2011, and higher Solvency II implementation spend as Prudential draws closer to the date that this regime comes into effect.

        After central costs, there was a net cash inflow before dividend of £809 million in 2011 compared to £709 million for 2010. The dividend paid was £642 million in 2011 compared to £449 million (net of scrip of £62 million) in 2010.

        During the first half of 2011 Prudential raised £340 million, net of costs, from the issue of new subordinated debt. Substantially all of these proceeds (£333 million) were used to repay the €500 million Tier 2 subordinated debt in December 2011.

        Outside of the normal recurring central cash flow items we incurred £205 million of other cash payments in 2011. These comprise the first instalment to the UK tax authorities following the settlement reached last year on historic tax issues and the prepayment of fees in relation to new distribution agreements in Asia. A further amount relating to the settlement with the UK tax authorities of £135 million will be paid evenly over the course of 2012 and 2013.

        The overall holding company cash and short-term investment balances at 31 December 2011 was broadly level with the balance held at the end of 2010 at £1.2 billion. The company seeks to maintain a central cash balance in excess of £1 billion.

Liquidity requirements

Dividend payments

        The total cost of dividends (excluding scrip dividends which were replaced by the Dividend Re-investment Plan (DRIP) as of the 2010 final dividend) settled by Prudential were £642 million and £511 million for the years ended 31 December 2011 and 2010, respectively. The dividend paid net of scrip was £449 million for the year ended 31 December 2010.

        In light of the continued strong performance of the business and the Group's focus on a growing dividend, the Board has recommended a final dividend of 17.24 pence per share (2010: 17.24 pence), giving a full 2011 dividend of 25.19 pence (2010: 23.85 pence), representing an increase of 5.6 per cent over 2010. The 2011 final dividend of 17.24 pence per ordinary share will be paid in May 2012.

Debt service costs

        Debt service costs charged to profit in respect of core borrowings paid by Prudential in 2011 were £286 million compared with £257 million in 2010. Of total consolidated borrowings of £7,923 million as at 31 December 2011, the parent company had core borrowings of £3,201 million outstanding, all of which have contractual maturity dates of more than five years.

Liquidity sources

        The parent company held cash and short-term investments of £1,200 million, £1,232 million and £1,486 million as at 31 December 2011, 2010 and 2009, respectively. The sources of cash in 2011 included dividends, loans and interest received from operating subsidiaries. Prudential received £1,285 million in cash remittances from business units in 2011, compared to £1,122 million received in 2010 and £914 million received in 2009. These remittances primarily comprise dividends from business units and the shareholders' statutory transfer from the PAC long-term with-profits fund (UK Life Fund) relating to earlier bonus declarations. Offset against these cash remittances were £180 million, £187 million and £226 million of capital invested in 2011, 2010 and 2009 respectively. Overall net remittances from business units had increased from £935 million in 2010 to £1,105 million in 2011.

Shareholders' statutory transfer

        In 2011, PAC declared a total surplus of £2,293 million from PAC's primary with-profits sub-fund, of which £2,064 million was added to with-profits policies and £229 million was distributed to shareholders. In 2010, PAC declared a total surplus of £2,367 million from PAC's primary with-profits sub-fund, of which £2,131 million was added to with-profits policies and £236 million was distributed to shareholders. In 2009, PAC declared total surplus of £2,149 million from PAC's primary with-profits sub-fund, of which £1,935 million was added to with-profits policies and £214 million was distributed to shareholders.

Dividends, loans and interest received from subsidiaries

        Under UK company law, dividends can only be paid if a company has distributable reserves sufficient to cover the dividend. In PAC, Prudential's largest operating subsidiary, distributable reserves are created mainly by the statutory long-term business profit transfer to shareholders that occurs upon the declaration of bonuses to policyholders of with profit products. See 'Shareholders' statutory transfer' above. Prudential's insurance and fund management subsidiaries' ability to pay dividends and loans to the parent company is restricted by various laws and regulations. Jackson is subject to state laws that limit the dividends payable to its parent company. Dividends in excess of these limitations generally require approval of the state insurance commissioner. The table below shows the dividends, loans and other amounts received by Prudential from the principal operating subsidiaries for 2011 and 2010:

	Dividends, loan and interest received in:
	2011	2010

	£m	£m
Asian Operations	344	363
US Operations	322	80
UK Insurance Operations (mainly PAC)	339	477
M&G (including Prudential Capital)	280	202

Total	1,285	1,122

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

        In 2010, Prudential also announced the acquisition of Standard Life Healthcare by its PruHealth joint venture partner Discovery and its combination with the existing PruHealth business. This led to a reduction in its shareholding in the enlarged combined businesses from 50 per cent to 25 per cent effective from 1 August, the date of the acquisition.

        In June 2009, Prudential completed the sale of its Taiwan agency business.

 Shareholders' net borrowings

	31 December
	2011	2010

	£m	£m
Perpetual subordinated capital securities (Innovative Tier 1)	1,823	1,463
Subordinated notes (Lower Tier 2)	829	1,255

	2,652	2,718
Senior debt:
2023	300	300
2029	249	249

Holding company total	3,201	3,267

Prudential Capital	250	250
Jackson surplus notes (Lower Tier 2)	160	159

Total	3,611	3,676
Less: Holding company cash and short-terms investments	(1,200)	(1,232)

Net core structural borrowings of shareholder-financed operations	2,411	2,444

        The Group's core structural borrowings at 31 December 2011 totalled £3.6 billion on an IFRS basis, compared with £3.7 billion at 31 December 2010.

        In January 2011, the Company issued US$550 million 7.75 per cent Tier 1 subordinated debt, primarily to retail investors. The proceeds, net of costs, were US$539 million (£340 million) and financed the repayment of the €500 million Tier 2 subordinated notes in December 2011.

        After adjusting for holding company cash and short-term investments of £1,200 million, net core structural borrowings at 31 December 2011 were £2,411 million compared with £2,444 million at 31 December 2010. The decrease of £33 million represents the net fall in borrowings of £65 million, reflecting the debt repayment and issue described above together with foreign exchange movements in the year, offset by a £32 million fall in holding company cash and short-term investments.

        In addition to its core structural borrowings set out above, Prudential also has in place an unlimited global commercial paper programme. As at 31 December 2011, Prudential had issued commercial paper under this programme totalling £736 million, US$2,539 million, €342 million, CHF62 million and AU$12 million. The central treasury function also manages Prudential's £5 billion medium-term note (MTN) programme, covering both core and non-core borrowings. In April and October 2011 Prudential refinanced an existing internal £200 million issue under this programme. In total, at 31 December 2011 the outstanding subordinated debt under the programme was £835 million, US$1,300 million and €20 million, while the senior debt outstanding was £550 million. In addition, Prudential's holding company has access to £2.1 billion of syndicated and bilateral committed revolving credit facilities, provided by 17 major international banks, expiring between 2013 and 2017. Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at 31 December 2011. The commercial paper programme, the MTN programme and the committed revolving credit facilities are all available for general corporate purposes and to support the liquidity needs of Prudential's holding company and are intended to maintain a strong and flexible funding capacity.

        Prudential manages the Group's core debt within a target level consistent with its current debt ratings. At 31 December 2011, the gearing ratio (debt, net of cash and short-term investments, as a proportion of EEV shareholders' funds plus net debt) was 10.9 per cent, compared with 11.8 per cent at 31 December 2010. Prudential plc has strong debt ratings from Standard & Poor's, Moody's and Fitch. Prudential's long-term senior debt is rated A+, A2 and A from Standard & Poor's, Moody's and Fitch, while short-term ratings are A-1, P-1 and F1 respectively.

        The financial strength of PAC is rated AA by Standard & Poor's, Aa2 by Moody's and AA by Fitch.

        Jackson National Life Insurance Company's financial strength is rated AA by Standard & Poor's, A1 by Moody's and AA by Fitch.

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

        As at 31 December 2011, 2010 and 2009, PAC's long-term fund assets in excess of its minimum capital requirements were £16,675 million, £17,406 million and £13,288 million, respectively. The 'with-profits insurance capital component' of the enhanced capital requirement, as at 31 December 2011, 2010 and 2009 amounted to £9,674 million, £9,089 million and £5,570 million respectively.

M&G

        The principal liquidity source for M&G is fee income for managing retail, institutional and the internal investment funds of Prudential's UK operations. The principal liquidity requirements are for operating expenses and to facilitate the investment activities of Prudential Capital as referred to in note E2 of the consolidated financial statements in Item 18. Amounts are distributed to the parent company after considering capital requirements. Capital requirements are driven by the regulatory stipulations based on fixed operating expenses and other operating considerations. As at 31 December 2011, M&G met the relevant regulatory requirements.

US life insurance

        The liquidity sources for Jackson are its cash, short-term investments and publicly traded bonds, premium income deposits received on certain annuity and institutional products, investment income, reverse repurchase agreements, utilisation of a short-term borrowing facility with the Federal Home Loan Bank of Indianapolis and capital contributions from the parent company.

        Liquidity requirements are principally for purchases of new investments and businesses, repayment of principal and interest on intercompany debt, payments of interest on surplus notes, funding of insurance product liabilities including payments for policy benefits, surrenders, maturities and new policy loans, and funding of expenses including payment of commissions operating expenses and taxes. As at 31 December 2011, Jackson's outstanding notes and bank debt included:

  •
  US$31 million of collateralised loans maturing through 2016,

  •
  US$3 million of non-investment grade debt issued by variable interest entities maturing in 2016,

  •
  US$15 million of mortgage loans and US$150 million of advances collaterised by structured securities from the Federal Home Loan Bank of Indianapolis,

  •
  US$250 million of surplus notes maturing in 2027.

        Significant increases in interest rates and disintermediation can create sudden increases in surrender and withdrawal requests by policyholders and contract holders. Other factors that are not directly related to interest rates can also give rise to disintermediation risk, including but not limited to changes in ratings from rating agencies, general policyholder concerns relating to the life insurance industry (eg the unexpected default of a large, unrelated life insurer) and competition from other products, including non-insurance products such as mutual funds, certificates of deposit and newly developed investment products. Most of the life insurance, annuity and institutional products Jackson offers permit the policyholder or contract holder to withdraw or borrow funds or surrender cash values. At 31 December 2011, a majority of Jackson's fixed annuity reserves include policy restrictions such as surrender charges and market value adjustments to discourage early withdrawal of policy and contract funds.

        Jackson uses a variety of asset-liability management techniques to provide for the orderly provision of cash flow from investments and other sources as policies and contracts mature in accordance with their normal terms. Jackson's principal sources of liquidity to meet unexpected cash outflows associated with sudden and severe increases in surrenders and withdrawals are its portfolio of liquid assets and its net operating cash flows. As at 31 December 2011, the portfolio of cash, short-term investments and publicly traded bonds and equities amounted to US$35.5 billion. Operating net cash inflows for Jackson in 2011 were US$1.2 billion.

        As at 31 December 2011, the statutory capital and surplus of Jackson was US$3.6 billion, which was in excess of the requirements set out under Michigan insurance law. Jackson is also subject to risk-based capital guidelines that provide a method to measure the adjusted capital that a life insurance company should have for regulatory purposes, taking into account the risk characteristics of Jackson's investments and products. As at 31 December 2011, Jackson's total risk based capital ratio under the National Association of Insurance Commissioners' definition exceeded model act standards.

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

        All over-the-counter derivative transactions, with the exception of some Asian transactions, are conducted under standardised ISDA (International Swaps and Derivatives Association Inc) master agreements and the Group has collateral agreements between the individual Group entities and relevant counterparties in place under each of these market master agreements.

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

        Some of the Group's products, especially those sold in the US, have certain guarantee features linked to equity indexes. A mismatch between guaranteed product liabilities and the performance of the underlying assets backing them, exposes the Group to equity index risk. In order to mitigate this risk, the relevant business units purchase swaptions, equity options and futures to match asset performance with liabilities under equity-indexed products.

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

  •
  equity index futures contracts and equity index options (including various call, put options and put spreads) are used to hedge Jackson's obligations associated with its issuance of fixed indexed immediate and deferred annuities and certain VA guarantees. These annuities and guarantees contain embedded options which are fair valued for financial reporting purposes;

  •
  total return swaps in which Jackson receives equity returns or returns based on reference pools of assets in exchange for short-term floating rate payments based on notional amounts, are held for both hedging and investment purposes;

  •
  cross-currency swaps, which embody spot and forward currency swaps and additionally, in some cases, interest rate swaps and equity index swaps, are entered into for the purpose of hedging Jackson's foreign currency denominated funding agreements supporting trust instrument obligations; and

  •
  credit default swaps, represent agreements under which Jackson has purchased default protection on certain underlying corporate bonds held in its portfolio. These contracts allow Jackson to sell the protected bonds at par value to the counterparty if a default event occurs in exchange for periodic payments made by Jackson for the life of the agreement. Jackson does not write default protection using credit derivatives.

        The Group has provided, from time to time, certain guarantees and commitments to third-parties including funding the purchase or development of land and buildings and other related matters. The contractual obligations to purchase or develop investment properties at 31 December 2011 were £9 million (2010: £28 million).

        At 31 December 2011, Jackson has unfunded commitments of £341 million (2010: £363 million) related to its investments in limited partnerships and of £77 million (2010: £88 million) related to commercial mortgage loans. These commitments were entered into in the normal course of business and the directors do not expect a material adverse impact on the operations to arise from them.

Contractual obligations

        Contractual obligations with specified payment dates as at 31 December 2011 were as follows:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

	£m	£m	£m	£m	£m
Policyholder liabilities(i)	381,754	20,626	42,042	40,646	278,440
Long-term debt(ii)	3,711	115	135	—	3,461
Other borrowings(ii)	4,212	3,466	255	162	329
Capital lease obligations	127	6	12	11	98
Operating lease obligations	311	66	87	86	72
Purchase obligations(iii)	427	427
Obligations under funding, securities lending and sale and repurchase agreements	3,114	3,114
Other long-term liabilities(iv)	4,243	4,007	196	40	—

Total	397,899	31,827	42,727	40,945	282,400

	£ million	£ million

Reconciliation to consolidated statement of financial position:
Total contractual obligations per above		397,899
Difference between policyholder liabilities per above (based on undiscounted cash flows) and total policyholder liabilities and unallocated surplus of with-profits funds per balance sheet:
Total policyholder liabilities and unallocated surplus of with-profits funds per the consolidated statement of financial position	236,290
Policyholder liabilities (undiscounted) per above	(381,754)	(145,464)

Other short-term/non-contractual obligations:
Current tax liabilities	930
Deferred tax liabilities	4,211
Accruals and deferred income	736
Other creditors (excluding capital and operating lease obligations and purchase obligations)	2,544
Derivative liabilities	3,054
Other liabilities	1,249	12,724

Other items		(739)

Total liabilities per consolidated statement of financial position		264,420

Notes

(i)
Amounts shown in respect of policyholder liabilities represent estimated undiscounted cash flows for Prudential's life assurance contracts. In determining the projected payments, account has been taken of the contract features, in particular that the amount and timing of policyholder benefit payments reflect either surrender, death, or contract maturity. In addition, the undiscounted amounts shown include the expected payments based on assumed future investment returns on assets backing policyholder liabilities. The projected cash flows exclude the unallocated surplus of with-profits funds. As at 31 December 2011, on the IFRS basis of reporting, the unallocated surplus was £9,215 million. The unallocated surplus represents the excess of assets over liabilities, including policyholder 'asset share' liabilities, which reflect the amount payable under the realistic Peak 2 reporting regime of the FSA. Although accounted for as a liability, as permitted by IFRS 4, there is currently no expected payment date for the unallocated surplus.

(ii)
The amounts represent the contractual maturity of amounts of borrowings included in the consolidated statement of financial position (i.e. excludes future interest payments) as shown in note H13 to Prudential's consolidated financial statements in Item 18. Long-term debt comprises the core structural borrowings of shareholder-financed operations and the £100 million 8.5 per cent undated subordinated guaranteed bonds of Scottish Amicable Finance plc. Other borrowings comprise operational borrowings attributable to shareholder-financed operations and borrowings attributable to with-profits operations but excluding the £100 million 8.5 per cent undated subordinated guaranteed bonds of Scottish Amicable Finance plc.

(iii)
Comprising unfunded commitments for investments in limited partnerships of £341 million (2010: £339 million) and unfunded commitments related to mortgage loans of £77 million (2010: £88 million) and commitments to purchase or develop investment properties of £9 million (2010: £28).

(iv)
Amounts due in less than one year include amounts attributable to unit holders of consolidated unit trusts and similar funds of £3,840 million.

Group Consolidated Cash Flows

        The discussion that follows is based on the consolidated statement of cash flows prepared under IFRS and presented in Item 18 of this Form 20-F.

        Net cash inflows (outflows) in 2011 were £1,738 million from operating activities, £(167) million from investing activities, and £(913) million from financing activities. Net cash inflows (outflows) in 2010 were £1,948 million from operating activities, £(234) million from investing activities, and £(446) million from financing activities. In 2009, net cash inflows (outflows) were £108 million from operating activities, £(554) million from investing activities, and £16 million from financing activities.

        The Group held cash and cash equivalents of £7,257 million at 31 December 2011 compared with £6,631 million and £5,307 million at 31 December 2010 and 2009, respectively.

Item 6.    Directors, Senior Management and Employees

        The Prudential Board consists of 17 directors as at 30 March 2012.

        In January 2011, John Foley and Mike Wells were appointed as executive directors, with John becoming the Group Chief Risk Officer and Mike taking over as President and Chief Executive Officer of Jackson National Life Insurance Company. James Ross retired from the Board at the conclusion of the Annual General Meeting held on 19 May 2011 and Bridget Macaskill stepped down from the Board on 30 September 2011. In January 2012, Kai Nargolwala and Alistair Johnston joined the board as non-executive directors and the Company announced that Kathleen O'Donovan will step down from the Board with effect from 31 March 2012. Harvey McGrath, Chairman of the Board, has signalled his intention to retire during 2012 once a suitable successor has been found.

        Set forth below are the names, ages, positions, business experience and principal business activities performed by the current directors of Prudential, as well as the dates of their initial appointment as directors. Ages given are as at 30 March 2012.

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

        Harvey is also Chairman of the London Development Agency which works for the Mayor of London coordinating economic development and regeneration across London. He is the former Chairman of both London First and the East London Business Alliance and former Vice Chairman of the London Skills and Employment Board from 2006 to 2011. In July 2011, Harvey was appointed as co-chair of the new Board of the London Enterprise Partnership (LEP).

        Harvey is Chairman of Governors of Birkbeck College and trustee of a number of charities. These include New Philanthropy Capital, a research based charity which gives advice and guidance to donors and charities; the Royal Anniversary Trust which operates the Queen's Anniversary Prizes for Higher and Further Education; Children and Families Across Borders (CFAB), which protects the rights and welfare of children and vulnerable adults across borders; icould, an online careers resource; and the Prince's Teaching Institute, which promotes subject based professional development for teachers. Harvey will retire from the Board in 2012 once a successor has been found. Age 60.

Tidjane Thiam
Group Chief Executive

        Tidjane Thiam has been an executive director of Prudential since 25 March 2008. He was the Chief Financial Officer until 30 September 2009 and became Group Chief Executive with effect from 1 October 2009.

        Tidjane was previously Group Executive Director and Chief Executive Officer, Europe at Aviva where he worked from 2002 to 2008 and held successively the positions of Group Strategy and Development Director and Managing Director, Aviva International. Tidjane spent the first part of his professional career with McKinsey & Company in Paris and New York, serving insurance companies and banks. He then spent a number of years in Africa where he was Chief Executive and later Chairman of the National Bureau for Technical Studies and Development in Cote d'Ivoire and a cabinet member as Secretary of

Planning and Development. Tidjane returned to France to become a partner with McKinsey & Company and one of the leaders of their Financial Institutions practice before joining Aviva in 2002.

        Tidjane was a non-executive director of Arkema in France until November 2009. He is a member of the Board of the Association of British Insurers (ABI) and a member of the Council of the Overseas Development Institute (ODI) in London. Tidjane is a member of the Africa Progress Panel chaired by Kofi Annan and a sponsor of Opportunity International. In January 2011, he was appointed to chair the G20 High Level Panel for Infrastructure Investment, which reported to the G20 Leaders at the G20 Summit in Cannes in November 2011. Tidjane is a member of the UK-ASEAN Business Council and of the Strategic Advisory Group on UK Trade and Investment. In January 2012, Tidjane was appointed to the Prime Minister's Business Advisory Group. Tidjane was awarded the Légion d'Honneur by the French President in July 2011. Age 49.

Nicolaos Nicandrou ACA
Chief Financial Officer

        Nic Nicandrou has been an executive director of Prudential and Chief Financial Officer since October 2009. Before joining Prudential, he worked at Aviva, where he held a number of senior finance roles, including Norwich Union Life Finance Director and Board Member, Aviva Group Financial Control Director, Aviva Group Financial Management and Reporting Director and CGNU Group Financial Reporting Director. Nic started his career at PriceWaterhouseCoopers where he worked in both London and Paris. Age 46.

Robert Devey
Executive Director

        Rob Devey has been an executive director of Prudential and Chief Executive, Prudential UK and Europe since November 2009. Rob joined Prudential from Lloyds Banking Group where he worked from 2002 in a number of senior leadership roles across insurance and retail banking. Prior to joining Lloyds Banking Group Rob was a consultant with the Boston Consulting Group (BCG) in the UK, US and Europe.

        Rob chairs the London Leadership Team of Business in The Community and is also a trustee of the LloydsTSB Foundation for England and Wales. Age 43.

John Foley
Executive Director

        John Foley has been an executive director of Prudential and Group Chief Risk Officer since January 2011. He joined Prudential as Deputy Group Treasurer in 2000 before being appointed Managing Director, Prudential Capital (formerly Prudential Finance (UK)) and Group Treasurer in 2001. He was appointed Chief Executive of Prudential Capital and to the Group Executive Committee in 2007. Prior to joining Prudential, John spent three years with National Australia Bank as General Manager, Global Capital Markets. John began his career at Hill Samuel & Co Limited where, over a 20 year period, he worked in every division of the bank, culminating in senior roles in risk, capital markets and treasury of the combined TSB and Hill Samuel Bank. Age 55.

Michael McLintock
Executive Director

        Michael McLintock has been an executive director of Prudential since September 2000. He is also Chief Executive of M&G, a position he held at the time of M&G's acquisition by Prudential in 1999. Michael joined M&G in 1992. He previously also served on the board of Close Brothers Group plc as a non-executive director from 2001 to 2008. Since October 2008, he has been a Trustee of the Grosvenor

Estate and was appointed as a non-executive director of Grosvenor Group Limited in March 2012. He has also been a member of the Finance Committee of the MCC since October 2005. Age 50.

Barry Stowe
Executive Director

        Barry Stowe has been an executive director of Prudential since November 2006, and Chief Executive, Prudential Corporation Asia since October 2006. He has been a member of the Board of Visitors of Lipscomb University since May 2009 and was a director of the Life Insurance Marketing Research Association (LIMRA) and the Life Office Management Association (LOMA) from October 2008 to October 2011. Previously, Barry was President, Accident & Health Worldwide for AIG Life Companies. He joined AIG in 1995, and prior to that was President and CEO of Nisus, a subsidiary of Pan-American Life, from 1992 to1995. Before joining Nisus, Barry spent 12 years at Willis Corroon in the US. Age 54.

Michael Wells
Executive Director

        Mike Wells has been an executive director of Prudential since January 2011 when he succeeded Clark Manning as President and CEO of Jackson National Life Insurance Company. Mike has served in a variety of senior and strategic positions at Jackson over the last 15 years, including President of Jackson National Life Distributors. Mike has been Vice Chairman and Chief Operating Officer of Jackson for the last nine years. During this period he has led the development of Jackson's variable annuity business and been responsible for IT, strategy, operations, communications, distributions, Curian and the retail broker-dealers. Age 51.

Keki Dadiseth FCA
Non-executive director and member of the Remuneration Committee

        Keki Dadiseth has been a non-executive director of Prudential since April 2005. He is a member of the Remuneration Committee and was a member of the Audit Committee from 2005 to 2007. During 2006, he was appointed as a non-executive director of ICICI Prudential Life Assurance Company Limited and ICICI Prudential Trust Limited. Keki is also a director of Britannia Industries Limited, Piramal Healthcare Limited, Siemens Limited, The Indian Hotels Company Limited and Godrej Properties Limited, all of which are quoted on the Bombay Stock Exchange. In addition, he acts as adviser to Goldman Sachs, Fleishman-Hillard Inc and Chairman of Marsh & McLennan Companies Group, India. He is Chairman of the Breach Candy Hospital Trust and a trustee for a number of Indian charities. Keki is the non-executive Chairman of Omnicom India Marketing Advisory Services Private Limited, an unquoted Indian company, and is also a board member of various other unquoted Indian companies. He serves as Chairman of Sony India Pvt Ltd and Senior Advisor to Sony Group in India.

        Before he retired from Unilever in 2005, Keki was Director, Home and Personal Care, responsible for the HPC business of Unilever worldwide, a Board member of Unilever PLC and Unilever N.V., and a member of Unilever's Executive Committee. He joined Hindustan Lever Ltd in India in 1973 and in 1987, he joined the Board of Hindustan Lever and became Chairman in 1996. Age 66.

Sir Howard Davies
Non-executive director, Chairman of the Risk Committee and member of the Audit Committee

        Sir Howard has been a non-executive director of Prudential and Chairman of the Risk Committee since October 2010. He joined the Audit Committee in November 2010. Sir Howard was the Director of the London School of Economics and Political Science (LSE) from September 2003 to April 2011. Prior to joining the LSE, he was Chairman of the Financial Services Authority, the UK's financial regulator. He is a Professor at the Institut d'Études Politiques (Sciences Po), a director of Morgan Stanley Inc, an external adviser to the Government Investment Corporation of Singapore and a member of the International Advisory Board of the China Banking Regulatory Commission. Age 61.

Michael Garrett
Non-executive director and member of the Remuneration Committee

        Michael Garrett has been a non-executive director of Prudential and a member of the Remuneration Committee since September 2004. He worked for Nestlé from 1961, becoming Head of Japan from 1990 to 1993, and then Zone Director and Member of the Executive Board, responsible for Asia and Oceania. In 1996 his responsibilities were expanded to include Africa and the Middle East. Michael retired as Executive Vice President of Nestlé in 2005. He served the Government of Australia as Chairman of the Food Industry Council and as a Member of the Industry Council of Australia, and was also a member of the Advisory Committee for an APEC (Asia-Pacific Economic Cooperation) Food System, a Member of The Turkish Prime Minister's Advisory Group and the WTO (World Trade Organization) Business Advisory Council in Switzerland.

        Michael remains a director of Nestlé in India, and was appointed Chairman of the Evian Group, a think tank and forum for dialogue promoting free trade, from 2001 to 2011. He also serves as a non-executive director on the Boards of the Bobst Group in Switzerland, Hasbro Inc. in the USA, and Gottex Fund Management Holdings Limited in Guernsey. In addition, he is a Member of the Swaziland International Business Advisory Panel under the auspices of the Global Leadership Foundation (GLF) London, as well as being a member of the Development Committee of the International Business Leaders Forum (IBLF) until stepping down in 2011. Age 69.

Ann Godbehere FCGA
Non-executive director, Chairman of the Audit Committee and member of the Risk Committee

        Ann Godbehere has been a non-executive director of Prudential since August 2007. She has been a member of the Audit Committee since October 2007, becoming its Chairman in October 2009, and joined the Risk Committee in November 2010. Ann began her career in 1976 with Sun Life of Canada, joining Mercantile & General Reinsurance Group in 1981, where she held a number of management roles rising to Senior Vice President and Controller for life and health and property/casualty businesses in North America in 1995. In 1996 Swiss Re acquired Mercantile & General Reinsurance Group and Ann became Chief Financial Officer of Swiss Re Life & Health, North America. In 1997 she was made Chief Executive Officer of Swiss Re Life & Health, Canada. She moved to London as Chief Financial Officer of Swiss Re Life & Health Division in 1998 and joined the Property & Casualty Business Group, based out of Zurich, as Chief Financial Officer on its establishment in 2001. From 2003 until February 2007, Ann was Chief Financial Officer of the Swiss Re Group.

        Ann is also a non-executive director of Rio Tinto plc, Rio Tinto Limited, UBS AG, Ariel Holdings Limited, Atrium Underwriting Group Limited and Atrium Underwriters Limited. From its nationalisation in 2008 until January 2009 Ann was Interim Chief Financial Officer and Executive Director of Northern Rock. Ann joined the Board of British American Tobacco plc in October 2011 as a non-executive director. Age 56.

Alexander (Alistair) Johnston CMG FCA
Non-executive director and member of the Audit Committee

        Alistair Johnston has been a non-executive director of Prudential and a member of the Audit Committee since January 2012.

        Alistair was a partner of KPMG from 1986 to 2010. He joined KPMG (then Peat Marwick Mitchell) in 1973 and held a number of senior leadership positions. These included Vice Chairman of UK Financial

Services and Head of UK Insurance Practice, International Managing Partner—Global Markets and UK Vice Chairman. Latterly he served as a Global Vice Chairman of the firm from 2007 to 2010.

        Alistair acted as a non-executive director of the Foreign & Commonwealth Office from 2005 to 2010 and chaired the audit committee until 2009. He was an Association Member of BUPA until January 2012. Alistair is a member of the Strategy and Development Board and a Visiting Professor at Cass Business School. In February 2012 Alistair was appointed as a Trustee of the Design Museum in London. Age 59.

Paul Manduca
Senior independent non-executive director and member of the Audit, Remuneration and Nomination Committees

        Paul Manduca has been a non-executive director of Prudential since October 2010 and succeeded James Ross as the Board's Senior Independent Director in January 2011. He joined the Audit and Remuneration Committees in November 2010 and became a member of the Nomination Committee in January 2011.

        Paul was appointed as a non-executive director of Wm Morrison Supermarkets Plc (Morrisons) in September 2005. He was the Senior Independent Director, a member of the Nomination Committee and Chairman of the Remuneration Committee of Morrisons. He previously chaired the Audit Committee and stepped down from the Board of Morrisons in March 2011. He is also Chairman of Aon Limited, a non-executive director and Chairman of the Audit Committee of KazmunaiGas Exploration & Production Plc, Chairman of Henderson Diversified Income Limited and Chairman of JPM European Smaller Companies Investment Trust Plc. Paul was a director of Development Securities plc until March 2010, Chairman of Bridgewell Group plc until 2007 and a director of Henderson Smaller Companies Investment Trust plc until 2006. Paul was European CEO of Deutsche Asset Management from 2002 to 2005, global CEO of Rothschild Asset Management from 1999 to 2002 and founding CEO of Threadneedle Asset Management Limited from 1994 to 1999 when he was also a director of Eagle Star and Allied Dunbar. Paul is a member of the Securities Institute. Age 60.

Kaikhushru Nargolwala FCA
Non-executive director and member of the Risk and Remuneration Committees

        Kai Nargolwala has been a non-executive director of Prudential and a member of the Risk and Remuneration Committees since January 2012. Until December 2011 he was the non-executive Chairman of Credit Suisse Asia Pacific, having joined Credit Suisse in 2008 as a member of the Executive Board and CEO of the Asia Pacific region.

        From 1998 to 2007, Kai worked for Standard Chartered PLC where he was a Group Executive Director responsible for Asia Governance and Risk. His responsibilities included developing strategy and business performance across Asia, as well as strategic merger and acquisition activity. Prior to that, he spent 19 years at Bank of America and from 1990 was based in Asia as Group Executive Vice President and Head of the Asia Wholesale Banking Group. From 2004 to 2007, he was a non-executive director at Tate & Lyle plc and at Visa International, where he served on the Asia Pacific Board.

        Kai is currently a non-executive director and lead independent director of Singapore Telecommunications Limited, a member of the Board of the Casino Regulatory Authority of Singapore and a member of the Governing Board of the Duke-NUS Graduate Medical School. Age 61.

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

        Previously, Kathleen was a non-executive director and Chairman of the Audit Committees of Great Portland Estates PLC, EMI Group plc and the Court of the Bank of England, and a non-executive director of O2 plc. From 1991 to 2002, Kathleen was Chief Financial Officer of BTR and Invensys and prior to that she was a partner at Ernst & Young. Kathleen retires from the Prudential Board with effect from 31 March. Age 54.

Lord Turnbull KCB CVO
Non-executive director, Chairman of the Remuneration Committee and member of the Risk and Nomination Committees

        Lord Turnbull has been a non-executive director of Prudential since May 2006. He joined the Risk Committee and the Remuneration Committee in November 2010, and became Chairman of the Remuneration Committee and a member of the Nomination Committee in June 2011. From January 2007 to November 2010 he was a member of the Audit Committee. He entered the House of Lords as a Life Peer in 2005. In 2002 he became Secretary of the Cabinet and Head of the Home Civil Service until he retired in 2005. Prior to that he held a number of positions in the Civil Service, including Permanent Secretary at HM Treasury; Permanent Secretary at the Department of the Environment (later Environment, Transport and the Regions); Private Secretary (Economics) to the Prime Minister; and Principal Private Secretary to Margaret Thatcher and then John Major. He joined HM Treasury in 1970.

        Lord Turnbull is Chairman of BH Global Limited and a non-executive director of Frontier Economics Limited and The British Land Company PLC, and was formerly a non-executive director of the Arup Group from 2006 to 2007. He also worked part-time as a Senior Adviser to the London partners of Booz and Co (UK) until February 2011. Age 67.

Other Executive Officers

        The heads of Prudential's business units, Prudential UK and Europe, M&G, Jackson National Life Insurance Company and Prudential Corporation Asia, are also directors of Prudential as set forth above. For information relating to the compensation paid or accrued to all Prudential directors see Item 6, 'Compensation'.

 Compensation

Summary of main components of remuneration and related requirements

        The table below summarises the Company's policies as they were applied during 2011:

ELEMENT	PURPOSE	APPROACH
Total compensation	Adopts appropriate compensation structures and reward payouts to attract high calibre executive directors.
Benchmarked against the relevant market(s) for the role, taking into account the individual's contribution and experience. Market position is compared with companies of similar size and complexity to Prudential in the relevant market(s) for the role.
Consideration is also given to remuneration arrangements and levels offered to other Prudential employees.

Base salary	Along with benefits, provides the guaranteed element of remuneration necessary to recruit and retain the best people to lead our business.
Based on the scope of role and market position, as well as the individual's contribution and experience, taking into account total remuneration, market movement of salaries in comparator organisations and salary increases for employees generally.
The Committee reviews salaries annually. Changes in base salaries are generally effective from 1 January.

ELEMENT	PURPOSE	APPROACH
Annual bonus
Rewards the achievement of business results and individual objectives in a given year.
Deferral reinforces the need for annual results to be grounded in business performance which is sustained over the longer term.
Executive directors have annual bonus plans based on the achievement of Group and business unit financial performance measures and personal objectives. 2011 Group and business unit targets focused on profitability, cash flow and capital preservation.
Executive directors are required to defer between 30 per cent and 50 per cent of annual bonus (for Michael McLintock, 50 per cent of bonus over £500,000 is deferred) into Prudential shares for three years.
Bonuses are not pensionable.

Long-term incentive	Rewards executive directors for delivering sustainable long-term returns for shareholders.
All executive directors participate in the Group Performance Share Plan (GPSP) under which awards vest based on relative TSR (Total Shareholder Return, a combination of share price growth and dividends paid) performance relative to an index of international insurers.
Business unit Chief Executives also participate in business unit plans that focus on financial measures which contribute to the long-term success of the business unit and, therefore, the Group. Given the cash-generative priorities of the UK business unit, the Chief Executive of UK & Europe participates in a plan using the same TSR measures as the GPSP.

Shareholding guidelines	Encourage executives to build an interest in the Company's shares and support alignment with shareholder interests.	The Group Chief Executive and Chief Executive of M&G are required to build up and hold shares equal to 200 per cent of base salary. Other executive directors are required to build up and hold shares equal to 100 per cent of base salary.

ELEMENT	PURPOSE	APPROACH
All-employee share plans	Offer all employees an opportunity to participate in the success of the Company.	The structure of plans is determined by local market practice and legislation. Executive directors are eligible to participate in all-employee plans on the same basis as other employees in their location.

Benefits	Provide health and security benefits as part of the fixed element of remuneration.
Set at an appropriate level. Executive directors receive benefits, for example participation in medical insurance schemes, health assessments, the use of a car and driver, and security arrangements.
No benefits are pensionable.

Pension	Provides opportunities for executive directors to save for an income in retirement in a cost efficient manner.
It is the Company's policy to provide efficient pension plans to allow executive directors to save for their retirement. The Company's policy for all external appointments since June 2003 has been to provide a pension contribution as a fixed percentage of salary.
The level of the Company's pension contribution is related to competitive practice in the executive directors' employment markets.

Components of 2011 remuneration

        On a policy basis, the package for 2011 offered the following proportions of fixed and variable and short- and long- term reward for our executive directors.

        Remuneration based on good and superior performance (average of executive directors):

Good Performance	Superior Performance

        'Good' performance results in the payment of 2011 annual bonus at plan and 2011 long-term incentive awards vesting at the threshold level. 'Superior' performance generates maximum payment of 2011 annual bonuses and 2011 long-term incentive awards vesting in full.

Base salary

        No executive director was awarded a salary increase effective in 2011:

Director	Role	2010 Base Salary	Percentage Increase	2011 Base Salary

Rob Devey	Chief Executive, UK & Europe	£550,000	0%	£550,000
John Foley	Group Chief Risk Officer	n/a	0%	£550,000
Michael McLintock	Chief Executive, M&G	£350,000	0%	£350,000
Nic Nicandrou	Chief Financial Officer	£550,000	0%	£550,000
Barry Stowe	Chief Executive, PCA	HKD 8,000,000	0%	HKD 8,000,000
Tidjane Thiam	Group Chief Executive	£900,000	0%	£900,000
Mike Wells	President & CEO, JNL	n/a	0%	$1,000,000

Note:

John Foley and Mike Wells became executive directors on 1 January 2011.

Annual bonus

Performance measures

        The 2011 annual bonus plans for the majority of executive directors included Group and business unit performance measures based on:

  •
  IFRS operating profit
  •
  EEV operating profit
  •
  Holding company cash flow; and
  •
  Insurance Groups Directive (IGD) Capital Surplus.

        These performance measures have been selected because they recognise the importance of generating profit while maintaining cash flow and capital coverage. Please see the Financial Statements and the Risk and Capital Management section of the Business Review for full definitions of these measures. Michael McLintock's annual bonus plan incorporated business unit measures including M&G investment performance and M&G IFRS operating profit (excluding PruCap). The performance measures for Mike Wells' annual bonus included Jackson's IFRS pre-tax operating income and EEV new business profit.

        A portion of the annual bonus for each executive director is based on the achievement of personal objectives. These objectives include the executive's contribution to Group strategy as a member of the Board and specific goals related to their functional and/or business unit role (for instance, project measures relating to the implementation of Solvency II requirements). In addition, all employees are required to comply with the regulatory, governance and risk management practices and policies as these relate to their role and business area. Specifically, all business units must act within the Group's risk appetite.

Part of the annual bonus is deferred

        A proportion of each executive director's annual bonus is not paid in cash and must be deferred. This portion is deferred for three years in the form of the Company's shares. This deferral aligns the interests of our executive directors with our shareholders and helps to ensure a focus on the sustainable success of the Company.

        Executive directors' bonus opportunities, the weighting of performance measures for 2011 and the proportion of annual bonuses deferred are set out below.

        2011 Executive directors' bonus opportunities, the weighting of performance measures and the proportion of annual bonuses deferred:

			Weighting of measures
			Financial measures
	Maximum bonus opportunity (% of salary)
		Deferral requirement	Group	Business Unit	Personal objectives

Rob Devey	160%	40% of total bonus	20%	60%	20%
John Foley	160%	40% of total bonus	50%	—	50%
Michael McLintock	(note 1)	50% of bonus above £500,000	10%	60%	30%
Nic Nicandrou	160%	40% of total bonus	80%	—	20%
Barry Stowe	160%	40% of total bonus	20%	60%	20%
Tidjane Thiam	180%	50% of total bonus	80%	—	20%
Mike Wells(note 2)	c.385%	30% of total bonus	30%	60%	10%

Notes

(1)
Michael McLintock's annual bonus and long-term incentive opportunities are based on M&G's performance both in absolute terms and relative to its peers. In line with practice in the asset management sector, there is no specified maximum incentive award. Michael's total remuneration (including long-term incentives) is subject to an overriding cap which requires that his total remuneration must not be greater than 3 per cent of M&G's annual IFRS profit.

(2)
Mike Wells' annual bonus figure and the weighting of measures comprise 160 per cent of salary and a 10 per cent share of the Jackson senior management bonus pool based on the target performance of Jackson.

Rewarding 2011 performance

        During 2011, the Group delivered growth in new business profits, IFRS profits and cash generation. In each of these three important areas, the Group exceeded both the performance achieved in 2010 and the stretching targets set by the Committee at the start of 2011, notwithstanding challenging global market conditions. All other financial targets set for the 2011 annual bonus plan were also exceeded, with achievement against most reaching or approaching the level required for maximum bonus payments. On the basis of this performance, the Committee approved the 2011 bonus payments set out in the 2011 emoluments table.

Long-term incentives

        All executive directors participate in the Group Performance Share Plan (GPSP). Those executive directors with responsibility for a business unit also participate in plans linked to the long-term success of the relevant unit. The Committee will continue to keep the performance measures used in the long-term incentive plans under review to ensure their relevance.

        Details of the awards made under these plans in 2011 can be found in the Directors' outstanding long-term incentive awards section. Additional discussion on the Group's share award and share option plans may be found in note I4 to the consolidated financial statements in Item 18.

Group Performance Share Plan

        All executive directors participate in the GPSP. Awards vest on the basis of the Group's Total Shareholder Return (TSR) performance over a three year period. Total Shareholder Return is the combination of the share price growth and the dividends paid. Prudential's TSR performance over the performance period is compared with the TSR performance of an index composed of 10 international insurers (see box below). This performance measure was selected because it focuses on the value delivered to shareholders. TSR is measured on a local currency basis since this has the benefits of simplicity and directness of comparison.

        The vesting schedule for outstanding GPSP awards is set out below:

Peer Companies used within the Index for 2011 GPSP awards
      Aegon, Allianz, Aviva, Axa, Generali, ING, Legal & General, Manulife, Old Mutual and Standard Life.

        For any GPSP award to vest, the Committee must be satisfied that the quality of the Company's underlying financial performance justifies the level of reward delivered at the end of the performance period. To ensure close alignment with our shareholders' long-term interests, participants receive the value of reinvested dividends over the performance period for those shares which ultimately vest. If performance measures are not achieved in full, the unvested portion of any award lapses and performance cannot be retested.

        On 31 December 2011, the performance period for the 2009 GPSP award (which began on 1 January 2009) came to an end. The peer group used for this award was the 10 companies listed above plus Friends Provident (Friends Provident is included in the calculation until its delisting in November 2009). Since the peer group's TSR index was 100 at the start of the 2009-2011 performance period and was 120 at the end of the period, (as illustrated below) in order for the 2009 GPSP awards to vest in full, Prudential's TSR index over the period had to increase from 100 to at least 144 (i.e. 120 × 1.2). The Committee believes that this is a stretching requirement that requires exceptional performance, relative to other international insurance companies, for awards to be released in full.

        Prudential's TSR performance over this period was 201.84, equal to 169 per cent of the peer index. The Committee, having satisfied itself about the quality of the Company's underlying financial performance, confirmed vesting of 100 per cent of the 2009 GPSP award (for reference, 100 per cent of the 2008 GPSP award vested).

        The line chart below compares Prudential's Total Shareholder Return (TSR) during the three years from 1 January 2009 to 31 December 2011 with that of the peer group against which TSR is measured for the purposes of the GPSP.

Prudential TSR v peer group total returns index % over the 3 years to December 2011

Business Unit Performance Plan (BUPP)

        For executives with regional responsibilities, the Business Unit Performance Plan (BUPP) provides awards which vest subject to performance over a three-year period.

        For any BUPP award to vest, the Committee must be satisfied that the quality of underlying financial performance of the relevant business unit justifies the level of reward delivered at the end of the performance period. To ensure close alignment with our shareholders' long-term interests, participants receive the value of reinvested dividends over the performance period for those shares which ultimately vest. If the performance conditions are not achieved in full, the unvested portion of any award lapses and cannot be retested.

• Asia BUPP

        In 2009, 2010 and 2011 Barry Stowe was granted Asia BUPP awards with a performance measure based on the growth of the Shareholder Capital Value (SCV) of the Asian business. SCV represents shareholders' capital and reserves on a European Embedded Value (EEV) basis for each business unit.

        Over this period Prudential redirected the key metrics so that the performance of the Asian business has been managed and measured based on three core metrics of new business profit, IFRS profit and cash remittance. Given the success of this approach, SCV has been de-emphasised in the way that Prudential manages and measure the PCA business and the associated reward mechanisms.

        The Committee therefore felt that it was appropriate to revise the performance conditions attached to outstanding awards to align them with the business plan and the long-term objectives of the Asian business. Vesting of these awards will now be dependent on the new business profit, IFRS profit and cash remittance performance of the Asian business. Each of these measures will determine vesting of one third of each award. For the 2009, 2010 and 2011 BUPP awards, performance will be measured over the periods 2009 to 2011, 2010 to 2013 and from 2011 to 2014 respectively. The Committee is satisfied that these conditions are more relevant than the original SCV measure and that they are broadly equivalent in their degree of stretch. This revision is also consistent with the change made to the performance condition of the UK BUPP award in 2010.

        On 31 December 2011, the performance period for the 2009 Asia BUPP award (which began on 1 January 2009) came to an end. Over the period, the new business profit, IFRS profit and cash remittance achieved by the Asian business meant that the Committee, having satisfied itself as to the quality of the business units' underlying financial performance, confirmed vesting of 86.50 per cent of Barry Stowe's 2009 Asia BUPP award (for reference, 30 per cent of Barry Stowe's 2008 Asia BUPP award vested).

• Jackson BUPP

        In 2011 Mike Wells was granted a Jackson BUPP award with vesting dependent on the increase in Jackson's Shareholder Capital Value (SCV) over the performance period.

        The levels of SCV growth required for vesting of Mike Wells' award are set out in the table below. Vesting occurs between these performance levels on a straight line basis. On 31 December 2011, the performance period for the 2009 Jackson BUPP award came to an end. Although no current executive director had a 2009 award under this plan the vesting level for other participants was 93.75 per cent (for reference, the SCV performance measure attached to the 2008 Jackson BUPP award was not achieved and so no part of that award vested).

Percentage of BUPP award which vests	Compound annual growth in SCV over three years

0%	<8%
30%	8%
75%	10%
100%	12%

• UK BUPP

        In 2009, 2010 and 2011 Rob Devey was granted UK BUPP awards. Given the cash-generative priorities of the UK business unit, UK BUPP awards are assessed using the same relative TSR measure applied to GPSP awards. As a result, all Rob Devey's outstanding UK BUPP awards have the same TSR conditions applied to them as the GPSP awards made in the same year.

        On 31 December 2011, the performance period for the 2009 UK BUPP (which began on 1 January 2009) came to an end. As detailed above, Prudential's TSR over this period was equal to 169 per cent of the peer index. The Committee, having satisfied itself as to the quality of the business unit's underlying financial performance, confirmed vesting of 100 per cent of Rob Devey's 2009 UK BUPP award (for reference, no current executive director had a 2008 UK BUPP award).

• Limits on award sizes

        The rules of the GPSP and BUPP set a limit on the value of shares which may be awarded to an executive in a financial year. The combined value of shares awarded under the two plans may not exceed a maximum of 550 per cent of salary although the awards made in a particular year are often significantly below theis limit. On a change in control of Prudential, vesting of awards made under these arrangements would be prorated for performance and to reflect the elapsed portion of the performance period.

M&G Executive Long-Term Incentive Plan

        In 2009, 2010 and 2011 Michael McLintock was granted M&G Executive LTIP awards. Under this plan an annual award of phantom shares is made with a notional starting share price of £1. The phantom share price at vesting is determined by the increase or decrease in M&G's profitability over the three-year performance period with profit and investment performance adjustments also applied:

• Profit growth

        The value of phantom shares vesting will be adjusted by a profit measure as follows:

  •
  No adjustment will be made if profits in the third year of the performance period are at least equal to the average annual profit generated over the performance period;

  •
  A loss or zero profit will result in the value of the award being reduced to zero, irrespective of investment performance;

  •
  Between these points, the value of phantom shares will be reduced on a straight line basis from no reduction to the complete elimination of the value of the award.

• Investment performance

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

        On 31 December 2011, the performance period for the 2009 award under the M&G Executive Long-Term Incentive Plan (which began on 1 January 2009) came to an end. M&G's profit grew by 103 per cent over the period and M&G's investment performance was in the second quartile. The Committee, having satisfied itself about the quality of M&G's underlying financial performance, confirmed vesting of Michael McLintock's 2009 award with a value of £2.96 per share (for reference, the 2008 award vested with a value of £2.62 per share).

        The number of phantom shares awarded depends on the performance of M&G and Michael McLintock's individual contribution in the financial year prior to the year in which the award is made. Therefore, the number of phantom shares to be awarded in 2012 relates to M&G's performance in 2011 and is calculated on the basis of the award's expected value. The expected value of the award is determined by a third party (PricewaterhouseCoopers LLP). Based on 2011 performance, an award of 952,960 phantom shares with an anticipated value of £1,238,849 will be made to Michael McLintock in 2012. The ultimate value of the award will be determined with reference to the profit and investment performance of M&G over the three years from 1 January 2012 to 31 December 2014. Based on 2010 performance, an award of 1,318,148 phantom shares with an anticipated value of £1,779,500 was made to Michael McLintock in 2011.

Jackson Long-Term Incentive Plans

        Prior to his appointment as an executive director, Mike Wells participated in the two long-term incentive plans offered to senior staff within Jackson. Mike Wells was awarded ADRs under the JNL US Performance Share Plan and cash-based awards under the JNL Long-Term Incentive Plan. Awards made under both plans have a performance period of four years and vesting is dependent on the achievement of shareholder value targets. Up to 150% of the original number of ADRs awarded under the JNL Performance Share Plan may be released if stretch performance targets are achieved.

        Outstanding awards made to Mike Wells before his appointment as an executive director will remain subject to the original performance conditions and vesting schedule. No further awards will be made to Mike Wells under these plans.

        On 31 December 2011, the performance periods for the 2008 awards under the JNL long-term incentive plans (which began on 1 January 2008) came to an end. Over the period the shareholder value of the US business grew by 18.1 per cent per annum (on a compound basis) and 94.7 per cent over the performance period. This resulted in vesting of 150 per cent of Mike Wells' 2008 JNL US Performance Share Plan award and 95 per cent of his 2008 cash-settled JNL Long-Term Incentive Plan award.

All-employee share plans

        It is important that all employees are offered the opportunity to own shares in Prudential, connecting them both to the success of the Company and to the interests of other shareholders. Executive directors are invited to participate in these plans on the same basis as other staff in their location.

Save As You Earn (SAYE) schemes

        UK-based executive directors are eligible to participate in the Prudential HM Revenue and Customs (HMRC) approved UK SAYE scheme and Barry Stowe is invited to participate in the equivalent International Share Ownership Scheme. These schemes allow employees to save towards the exercise of options over Prudential plc shares with the option price set at the beginning of the savings period at a discount of up to 20 per cent of the market price.

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

Share Incentive Plan (SIP)

        UK-based executive directors are also eligible to participate in the Company's HMRC approved Share Incentive Plan (SIP). This allows all UK based employees to purchase Prudential plc shares up to a value of £125 per month from their gross salary (partnership shares). For every four partnership shares bought, an additional matching share is awarded which is purchased by Prudential on the open market. Dividend shares accumulate while the employee participates in the plan. Partnership shares may be withdrawn from the scheme at any time. If the employee withdraws from the plan within five years, matching shares are forfeited.

        No directors or other employees are provided with loans to enable them to buy shares.

Shareholding guidelines

        As a condition of serving, all executive and non-executive directors are required to have beneficial ownership of a minimum of 2,500 ordinary shares in the Company. This interest in shares must be acquired within 12 months of appointment to the Board if the director does not have such an interest upon appointment.

        Executive directors should have a substantial shareholding to maximise the community of interest between them and other shareholders. This may be built up over a period of five years. Shares earned and deferred under the annual incentive plan are included in calculating the executive director's shareholding.

	Shareholding guideline as % of base salary	Shareholding at 12 March 2012 as % of base salary (note 1)

Rob Devey	100%	146%
John Foley	100%	423%
Michael McLintock	200%	1086%
Nic Nicandrou	100%	195%
Barry Stowe(note 2)	100%	274%
Tidjane Thiam	200%	461%
Mike Wells(note 2)	100%	449%

Notes:

(1)
Based on the share price as at 31 December 2011 (£6.39). Calculated using base salaries on 31 December 2011.

(2)
Shareholdings for Barry Stowe and Mike Wells include American Depositary Receipts (ADRs). One ADR is equivalent to two Prudential plc shares.

Pensions and long-term savings

        For executive directors based in the UK and Asia, it is the Company's policy to provide a supplement in lieu of pension of 25 per cent of base salary. This includes, where relevant, any Company contributions to the staff defined contribution pension, which UK executive directors may choose to join and which has no salary cap. Executives are provided with life assurance cover of up to four times salary plus a dependants' pension.

        Before becoming an executive director, John Foley participated in the Company's defined benefit pension arrangement on the same basis as other employees who joined the Group before 2003. John

Foley elected to become a deferred member of this arrangement on 31 December 2010 and to join the defined contribution scheme with effect from 1 April 2011.

        Michael McLintock participates in a contributory defined benefit scheme that provides a target pension of two thirds of final pensionable earnings on retirement at age 60 for an employee with 30 years or more potential service, for which his contribution is four per cent of base salary. Michael McLintock participates on the same basis as other employees who joined M&G at the same date. Benefits under the plan are subject to a notional scheme earnings cap (set at £123,600 for the 2010/11 tax year and at £129,600 for the 2011/12 tax year) which replicates the HMRC earnings cap in force before A-Day (6 April 2006). Michael McLintock is entitled to supplements based on his salary above the notional earnings cap.

        Other executive directors based in the UK and Asia have elected to receive their pension benefits in the form of a cash supplement. Barry Stowe also receives a payment to the Hong Kong Mandatory Provident Fund.

        Mike Wells is eligible to participate in Jackson's Defined Contribution Retirement Plan, a qualified 401(k) retirement plan, on the same basis as all other US-based employees. The Company provides matching contributions of 6 per cent of base salary (Mike Wells' salary for pension purposes is limited to $245,000). He is also eligible to participate in the profit sharing element of the plan which provides eligible participants with an annual profit sharing contribution, depending on the financial results of Jackson for the plan year, to a maximum of an additional 6 per cent of pensionable salary. An annual profit sharing contribution equivalent to 5 per cent of pensionable salary was made in 2011 (in 2010, the profit share contribution was 5 per cent of pensionable salary). Mike Wells is provided with life assurance cover of two times salary.

Components of 2012 Remuneration

        Prudential's remuneration structures for 2012 are unchanged from those used in 2011, detailed in the preceding pages. A review of these structures will take place in 2012 for implementation in 2013, subject to shareholder approval (if required) at the 2013 AGM.

        In December 2011 the Remuneration Committee undertook a review of the compensation levels of the executive directors. The Committee considered the performance, experience and internal relativities for each director as well as the business performance of Prudential over recent financial years (illustrated opposite). To provide context for this review, each director's remuneration was benchmarked against appropriate market reference point(s). The Committee felt that the benchmarks used represent the markets from which Prudential would be most likely to recruit future executives, and to which the Group might lose leaders, if reward were not to be competitive.

New business profit[1], £m	IFRS operating profit[2], £m	Business unit net remittances, £m

Notes:

(1)
Excludes Japan and Taiwan agency.

(2)
In 2010, the Group amended the presentation of IFRS operating profit for its US insurance operations to remove the net equity hedge accounting effect (incorporating related amortisation of deferred acquisition costs) and include it in short-term fluctuations. The prior period comparatives for 2009 and 2008 have been amended accordingly. Excludes Taiwan agency.

        The benchmarks used were:

Director	Role	Benchmark(s) used to assess remuneration

Rob Devey	Chief Executive, UK & Europe	—FTSE 40 —International Insurance Companies
John Foley	Group Chief Risk Officer	—FTSE 40
Michael McLintock	Chief Executive, M&G	—PwC UK Asset Management Survey —McLagan UK Investment Management Survey
Nic Nicandrou	Chief Financial Officer	—FTSE 40 —International Insurance Companies
Barry Stowe	Chief Executive, PCA	—Towers Watson Asian Insurance Survey
Tidjane Thiam	Group Chief Executive	—FTSE 40 —International Insurance Companies
Mike Wells	President & CEO, JNL	—Towers Watson US Financial Services Survey —LOMA US Insurance Survey

        Over the same period (2007 to 2011), the base salary for the Group Chief Executive has been largely unchanged while total remuneration delivered to the Group Chief Executive rose by an average of 4.8 per cent per annum on a compound basis; substantially lower than the growth in the key performance metrics (above) used to assess business performance.

        In light of the Remuneration Committee's compensation review and the Company's sustained performance, changes were made to the remuneration for the executive directors for 2012. In 2012, executive directors will be rewarded on the basis set out below:

			2012 Annual Bonus		Long-term incentives (2012 award as a percentage of salary)
Director	Role	Base Salary at 1 January 2012	Maximum % of salary	Deferral requirement	Group Performance Share Plan (GPSP)	Business Unit Performance Plan (BUPP)	Total

Rob Devey	Chief Executive, UK & Europe	£600,000	160%	40% of total bonus	112.5%	112.5%	225.0%
John Foley	Group Chief Risk Officer	£610,000	160%	40% of total bonus	250.0%	—	250.0%
Michael McLintock	Chief Executive, M&G	£360,000	note 1	50% of bonus above £500,000	100.0%	344.1%	444.1%
Nic Nicandrou	Chief Financial Officer	£630,000	175%	40% of total bonus	225.0%	—	225.0%
Barry Stowe	Chief Executive, PCA	£641,000	160%	40% of total bonus	112.5%	112.5%	225.0%
Tidjane Thiam	Group Chief Executive	£1,000,000	200%	50% of total bonus	400.0%	—	400.0%
Mike Wells	President & CEO, JNL	£655,000	note 2	30% of total bonus	230.0%	230.0%	460.0%

Notes

(1)
Michael McLintock's annual bonus and long-term incentive opportunity under the M&G Executive LTIP are based on M&G's performance both in absolute terms and relative to its peers. In line with practice in the asset management sector, there is no specified maximum incentive award. Michael's total remuneration is subject to an overriding cap such that his total remuneration should not be greater than three per cent of M&G's annual IFRS profits.

(2)
Mike Wells' maximum annual bonus figure is comprised of 160 per cent of salary and a 10 per cent share of the Jackson senior management bonus pool based on the target performance of Jackson.

        On a policy basis, the package for 2012 will offer the following proportions of fixed and variable and short- and long- term reward to executive directors.

        Remuneration based on good and superior performance (average of executive directors):

Good Performance	Superior Performance

        'Good' performance results in the payment of plan annual bonuses in respect of 2012 and 2012 long-term incentive awards vesting at the threshold level. 'Superior' performance generates maximum payment of annual bonuses in respect of 2012 and 2012 long-term incentive awards vesting in full.

 Service Contracts

Executive directors' service contracts and letters of appointment

        The normal notice of termination that the Company is required to give executive directors is 12 months. Accordingly, in normal circumstances, a director whose contract is terminated would be entitled to one year's salary and benefits in respect of their notice period. Additionally, outstanding awards under annual and long-term incentive plans may vest depending on the circumstances and according to the rules of the plans. When considering the termination of any service contract, the Remuneration Committee will have regard to the specific circumstances of each case, including the director's obligation to mitigate his loss. Payments are phased over the notice period.

Executive director	Date of contract	Notice period to the Company	Notice period from the Company

Rob Devey	1 July 2009	12 months	12 months
John Foley	8 December 2010	12 months	12 months
Michael McLintock	21 November 2001	6 months	12 months
Nic Nicandrou	26 April 2009	12 months	12 months
Barry Stowe	18 October 2006	12 months	12 months
Tidjane Thiam	20 September 2007	12 months	12 months
Mike Wells(note 1)	15 October 2010	12 months	12 months

Note

(1)
The contract for Mike Wells is a renewable one year fixed term contract. The contract is renewable automatically upon the same terms and conditions unless the Company or the director gives at least 90 days' notice prior to the end of the relevant term.

Policy on external appointments

        Subject to the Group Chief Executive's or Chairman's approval, executive directors are able to accept external appointments as non-executive directors of other organisations. Any fees paid may be retained by the executive director. During 2011, Michael McLintock received £45,000 as a trustee of another organisation (for reference, Michael McLintock received £42,500 for this role in 2010). Other directors served as non-executive directors on the boards of educational and cultural organisations without receiving a fee for such services.

Non-executive directors' letters of appointment

        Non-executive directors do not have service contracts but are appointed pursuant to letters of appointment with notice periods of six months without liability for compensation.

        Under the terms of their letters of appointment, continuation of the non-executive directors' appointment is contingent on satisfactory performance and re-election by shareholders. Non-executive directors are typically expected to serve two three year terms from the date of their election by shareholders. Thereafter, the Board may invite the Director to serve for an additional period.

Non-executive director	Appointment by the Board	Initial election by shareholders at AGM	Notice period	Expiration of current term of appointment

Keki Dadiseth(1)	1 April 2005	AGM 2005	6 months	AGM 2012
Howard Davies	15 October 2010	AGM 2011	6 months	AGM 2014
Michael Garrett(1)	1 September 2004	AGM 2005	6 months	AGM 2012
Ann Godbehere	2 August 2007	AGM 2008	6 months	AGM 2014
Alistair Johnston(2)	1 January 2012	AGM 2012	6 months	AGM 2015
Bridget Macaskill(3)	1 September 2003	AGM 2004	6 months	n/a
Paul Manduca	15 October 2010	AGM 2011	6 months	AGM 2014
Kaikhushru Nargolwala(2)	1 January 2012	AGM 2012	6 months	AGM 2015
Kathleen O'Donovan(4)	8 May 2003	AGM 2004	6 months	n/a
James Ross(5)	6 May 2004	AGM 2005	6 months	n/a
Lord Turnbull	18 May 2006	AGM 2006	6 months	AGM 2012

Notes

(1)
Keki Dadiseth and Michael Garrett were reappointed in 2011 for one year. The Board will consider a further renewal term in May 2012.

(2)
For Alistair Johnston and Kaikhushru Nargolwala, the table assumes initial election by shareholders at the 2012 AGM.

(3)
Bridget Macaskill retired from the Board on 30 September 2011.

(4)
Kathleen O'Donovan will step down from the Board on 31 March 2012.

(5)
James Ross retired from the board at the AGM on 19 May 2011.

Non-executive directors' fees

        Non-executive directors are not eligible to participate in annual bonus plans, long-term incentive plans or pension arrangements. Their fees are determined by the Board and reflect their individual responsibilities, including chairmanship and membership of committees where appropriate. The Board reviews fees annually and revised fees, for the first time since 2008, with effect from 1 July 2011 (see the table below for details of the fee structure in place from this date). The fee levels established in 2011 recognise the impact that the increased size, complexity and the burden of regulatory scrutiny of the Group have had on the time commitment required from non-executive directors since fee levels were last varied in 2008.

Annual Fees	From 1 July 2011

(£)
Basic fee	85,000
Audit Committee Chairman—additional fee	70,000
Audit Committee member—additional fee	25,000
Remuneration Committee Chairman—additional fee	50,000
Remuneration Committee member—additional fee	25,000
Risk Committee Chairman—additional fee	60,000
Risk Committee member—additional fee	25,000
Senior Independent Director—additional fee	50,000

Notes

(1)
No fee is payable for chairmanship or membership of the Nominations Committee.

(2)
The Company may determine that additional fees should be paid if, in a particular year, the number of meetings is materially greater than usual.

        Please see the 2011 emoluments table for details of the fees received by individual non-executive directors during 2011.

        Until July 2011, non-executive directors used the net value of £25,000 of their total annual fees to purchase shares in the Company. In July 2011, this arrangement was replaced with a share ownership requirement for non-executive directors, described below.

        In July 2011, a new share ownership requirement for non-executive directors was introduced. Non-executive directors are required to hold shares with a value equivalent to one times the annual basic fee (excluding additional fees for chairmanship and membership of any committees). Non-executive directors will be expected to attain this level of share ownership within three years of the implementation of this requirement (or within three years of their date of appointment, if later). The Chairman is required to hold shares with a value equivalent to one times his annual base fee and is expected to attain this level of share ownership within five years of the date of his appointment.

Chairman's letter of appointment and benefits

        Harvey McGrath was appointed as a non-executive director on 1 September 2008 and became Chairman on 1 January 2009. He is paid an annual fee of £500,000. A contractual notice period of 12 months by either party applies. Harvey McGrath is provided with life assurance cover of four times his annual fees and the use of a car and driver. No pension allowance is paid and he is not a member of any Group pension scheme. Harvey McGrath is also entitled to medical insurance coverage but he has not taken up this benefit.

        Harvey McGrath will retire from the Board in 2012 when a successor has been found.

Directors' shareholdings

        The interests of directors in ordinary shares of the Company are set out below. This includes shares acquired under the Share Incentive Plan (detailed in the Shares acquired under Shares Incentives Plan), deferred annual incentive awards and interests in shares awarded on appointment (detailed in the 'Other Share Awards' table). All interests are beneficial.

	01 January 2011	31 December 2011	12 March 2012	Approximate Percentage of Ordinary Shares as of 12 March 2012

Keki Dadiseth	30,655	32,196	32,196	0.001
Howard Davies	575	3,083	3,083	0.0001
Rob Devey	78,261	126,006	126,006	0.005
John Foley	535,386	364,378	364,378	0.014
Michael Garrett	36,972	39,233	39,233	0.002
Ann Godbehere	14,628	15,914	15,914	0.001
Alistair Johnstonnote 1	—	`-	—	—
Bridget Macaskillnote 2	44,006	—	—	—
Paul Manduca	1,260	2,500	2,500	0.0001
Harvey McGrath	299,540	300,636	300,636	0.01
Michael McLintock	604,390	595,363	595,363	0.02
Kaikhushru Nargolwalanote 3	—	—	16,000	0.001
Nic Nicandrounote 4	133,555	167,655	167,724	0.007
Kathleen O'Donovan	23,484	24,425	24,425	0.001
James Rossnote 5	21,190	—	—	—
Barry Stowenote 6	264,437	274,575	274,575	0.01
Tidjane Thiam	273,025	650,116	650,116	0.03
Lord Turnbull	15,589	16,624	16,624	0.001
Mike Wellsnote 7	293,842	438,718	438,718	0.02

Notes

(1)
Alistair Johnston was appointed to the Board on 1 January 2012.

(2)
Bridget Macaskill retired from the Board on 30 September 2011.

(3)
Kaikhushru Nargolwala was appointed to the Board on 1 January 2012.

(4)
Nic Nicandrou's interest in shares on 12 March 2012 includes his monthly purchases made under the SIP plan in January, February and March 2012.

(5)
James Ross retired from the Board on 19 May 2011.

(6)
Part of Barry Stowe's interest in shares is made up of 77,724 ADRs (representing 155,448 ordinary shares. 8,513.73 of these ADRs are held within an investment account which secures premium financing for a life assurance policy).

(7)
Mike Wells' interest in shares is made up of 219,359 ADRs (representing 438,718 ordinary shares).

 DIRECTORS' REMUNERATION FOR 2011 (AUDITED INFORMATION)

	Salary/ fees	2011 Cash bonus	2011 Deferred bonus	Total 2011 bonus	Benefits*	Cash supple- ments for pension purposes†	Total emoluments 2011	Value of anticipated releases from LTIPs in respect of perform- ance periods ending 31 December 2011‡

(£ thousand)
Chairman
Harvey McGrath	500	—	—	—	82	—	582	—
Executive directors
Rob Devey	550	479	319	798	111	138	1,597	1,544
John Foley(note 1)	550	518	345	863	139	100	1,652	—
Michael McLintock	350	779	279	1,058	93	96	1,597	6,005
Nic Nicandrou	550	507	338	845	84	138	1,617	2,020
Barry Stowe(note 2)	641	579	386	965	544	160	2,310	2,341
Tidjane Thiam	900	785	785	1,570	116	225	2,811	1,910
Mike Wells(notes 1 and 3)	624	1,660	711	2,371	64	—	3,059	1,369

Total executive directors	4,165	5,307	3,163	8,470	1,151	857	14,643	15,189

Non-executive directors
Keki Dadiseth(note 4)	102						102
Howard Davies	153						153
Michael Garrett	93						93
Ann Godbehere	158						158
Bridget Macaskill(note 5)	65						65
Paul Manduca	156						156
Kathleen O'Donovan	98						98
James Ross(note 6)	33						33
Lord Turnbull	129						129

Total non-executive directors	987						987

Overall total	5,652	5,307	3,163	8,470	1,233	857	16,212	15,189

*
Benefits include (where provided) the cost of providing the use of a car and driver, medical insurance, security arrangements and expatriate benefits.

†
Pension benefits are described in the section on Pensions and long-term savings.

‡
Value of anticipated long-term incentive plan releases is the total of cash paid plus, for shares released, the value of the released shares based on the share price at 31 December 2011. All executive directors participate in long-term incentive plans and the details of share releases from awards with a performance period ending 31 December 2011 are provided in the footnote to the Shares based long-term incentive awards table. This figure does not include releases from other share plans or all-employee share plans. Dividend equivalents will be released on these vested shares.

Notes

(1)
John Foley and Mike Wells were appointed to the board on 1 January 2011.

(2)
Barry Stowe's benefits relate primarily to his expatriate status, including costs of £184,489 for housing, £32,077 for children's education, £35,093 for home leave and a £245,114 Executive Director Location Allowance.

(3)
Mike Wells' bonus figure excludes a contribution of $12,250 from a profit sharing plan which has been made into a 401(k) retirement plan. This is included in the table on pension contributions.

(4)
Keki Dadiseth was paid allowances totalling £8,997 in respect of his accommodation expenses in London whilst on the Company's business as is the usual practice for directors who are not resident in the UK.

(5)
Bridget Macaskill retired from the Board on 30 September 2011.

(6)
James Ross retired from the Board on 19 May 2011.

 DIRECTORS' REMUNERATION FOR 2010 (AUDITED INFORMATION)

	Salary/ fees	2010 Cash bonus	2010 Deferred bonus	Total 2010 bonus	Benefits*	Cash supple- ments for pension purposes†	Total emoluments 2010	Value of anticipated releases from LTIPs in respect of perform- ance periods ending 31 December 2010‡

(£ thousand)
Chairman
Harvey McGrath	500	—	—	—	43	—	543	—
Executive directors
Rob Devey(note 1)	550	496	331	827	43	154	1,574	—
Michael McLintock	350	1,052	552	1,604	53	87	2,094	3,312
Nic Nicandrou(note 2)	550	512	341	853	43	161	1,607	—
Barry Stowe(note 3)	666	625	417	1,042	285	167	2,160	937
Tidjane Thiam	900	—	1,570	1,570	64	225	2,759	2,099

Total executive directors	3,016	2,685	3,211	5,896	488	794	10,194	6,348

Non-executive directors
Keki Dadiseth(note 4)	87						87
Howard Davies	27						27
Michael Garrett	77						77
Ann Godbehere	119						119
Bridget Macaskill	89						89
Paul Manduca	18						18
Kathleen O'Donovan	87						87
James Ross	108						108
Lord Turnbull	88						88

Total non-executive directors	700						700

Overall total	4,216	2,685	3,211	5,896	531	794	11,437	6,348

*
Benefits include (where provided) the use of a car and driver, medical insurance, security arrangements and expatriate benefits.

†
Pension supplements that are paid in cash and contributions to the LTSP and/or the ARBS are included in the table.

‡
Value of anticipated long-term incentive plan releases is the total of cash paid plus, for shares released, the value of the released shares based on the share price at 31 December 2010.

Notes

(1)
Rob Devey elected not to receive his cash supplement for pension purposes in full during 2010. The Company made a request to the Trustees of the Alternative Retirement Benefit Scheme to accept a contribution equivalent to this supplement. The value of this contribution is included in the table above.

(2)
Nic Nicandrou elected not to receive his cash supplement for pension purposes in full during 2010. The Company made a request to the Trustees of the Long-Term Savings Plan to accept a contribution equivalent to this supplement. The value of this contribution is included in the table above.

(3)
Barry Stowe's benefits relate primarily to his expatriate status, including costs of £153,384 for housing, £47,639 for children's education and £42,509 for home leave.

(4)
Keki Dadiseth was paid allowances totalling £10,083 in respect of his accommodation expenses in London whilst on the Company's business as is the usual practice for directors who are not resident in the UK.

 Payments and share releases in 2011 to past executive directors

Mark Tucker

        The 2008 Directors' remuneration report provided details of the remuneration arrangements which applied to Mark Tucker following his resignation as Group Chief Executive. These arrangements were implemented as intended by the Committee.

        On 31 December 2010, the performance period for Mark Tucker's 2008 GPSP award came to an end. His GPSP award was prorated for service (21/36ths) and its vesting remained dependent on TSR performance achieved over the three-year performance period. Since this condition was met in full, Mark Tucker's prorated 2008 GPSP award vested and was released at the same time as for all other participants in the GPSP. This award was the last that Mark Tucker had outstanding under a Prudential long-term incentive plan.

Nick Prettejohn

        The 2009 Directors' remuneration report provided details of the remuneration arrangements that would apply to Nick Prettejohn after he resigned from the position of Chief Executive UK & Europe. These arrangements were implemented as intended by the Committee.

        The performance periods of Nick Prettejohn's GPSP and UK BUPP awards for 2008 and 2009 ended on 31 December 2010 and 31 December 2011 respectively. Vesting was prorated based on service (i.e. 21/36ths and 9/36ths). Vesting remained dependent on performance achieved over the performance period and shares were released at the same time as for all other participants in these plans.

        The performance condition attached to the 2008 GPSP award was met in full and 100 per cent of the proportion of the award which was outstanding was released in 2011. Achievement of the SCV performance measure attached to the 2008 UK BUPP award was not achieved and so no part of the award vested.

        The performance condition attached to the 2009 GPSP award was met in full and 100 per cent of the proportion of the award which was outstanding will be released during 2012. Achievement of the SCV performance measure attached to the 2009 UK BUPP award was 12.5 per cent per annum (on a compound basis), so 87.5 per cent of the outstanding portion of this award will be released during 2012.

Clark Manning

        Clark Manning stepped down from his role as President and Chief Executive of Jackson and as an executive director on 31 December 2010. Clark Manning remained Chairman of Jackson until 30 April 2011 and acted in an advisory role until 31 December 2011. The 2010 Directors' remuneration report provided details of the remuneration arrangements that would apply to Clark Manning after his resignation. These arrangements were implemented as intended by the Committee.

        During 2011, Clark Manning received the following payments:

  •
  Salary and benefits were paid to Clark Manning until 31 December 2011;

  •
  Clark Manning had a prorated 2011 annual bonus opportunity (4/12ths) based on his length of service as Chairman of Jackson during 2011. On this basis, a cash payment of £725,389 will be made to him in 2012;

  •
  The deferred portion of the bonus awarded to Clark Manning in respect of performance in 2007 was released to him in March 2011. The Other outstanding deferred bonus shares will be released to Clark Manning in July 2012.

  •
  The performance condition attached to the 2008 GPSP award was met in full and 100 per cent of the award was released in 2011.

  •
  Achievement of the SCV performance measure attached to the 2008 JNL BUPP award was not achieved and so no part of the award vested.

        The performance condition attached to the 2009 GPSP award was met in full and 100 per cent of the award will be released during 2012. Achievement of the SCV performance measure attached to the 2009 Jackson BUPP award was 11.5 per cent per annum (on a compound basis), so 93.75 per cent of the outstanding portion of this award will be released during 2012.

        Outstanding awards made under the GPSP and BUPP will vest (subject to the achievement of performance conditions) on the same schedule as awards made to other executive directors. These awards will be prorated to reflect the portion of the performance periods which had elapsed on 31 December 2011.

        No awards were made to Clark Manning under any long-term incentive plan during 2011 and none will be made in any subsequent year.

        No other amounts were paid during the financial year or were receivable by directors (or past directors) in connection with leaving the organisation.

Payments and share releases in 2011 to newly appointed executive directors

        Shares awards made to Tidjane Thiam and Nic Nicandrou in connection with their appointment were released, as scheduled, during 2011. Details of these awards were originally set out in the Directors' remuneration reports for 2008 and 2009. Please see the Other Share Awards table for details.

        No amounts were paid to Mike Wells or John Foley in connection with their appointment as executive directors.

 Directors' outstanding long-term incentive awards

Share-based long-term incentive awards

        The table below sets out the outstanding share awards under the Group Performance Share Plan and Business Unit Performance Plans.

Plan name	Year of initial award	Conditional share awards outstanding at 1 January 2011 (Number of shares)	Conditional awards in 2011 (Number of shares)	Market price at date of original award (pence)	Dividend equivalents on vested shares (Number of shares released) (note 3)	Rights exercised in 2011	Rights lapsed in 2011	Conditional share awards outstanding at 31 December 2011 (Number of shares)	Date of end of performance period

Rob Devey
GPSP	2009	120,898		639				120,898	31 Dec 11
BUPP	2009	120,897		639				120,897	31 Dec 11
GPSP	2010	104,089		568.5				104,089	31 Dec 12
BUPP	2010	104,089		568.5				104,089	31 Dec 12
GPSP	2011		76,242	733.5				76,242	31 Dec 13
BUPP	2011		76,242	733.5				76,242	31 Dec 13

		449,973	152,484					602,457

John Foley
GPSP	2011		152,484	733.5				152,484	31 Dec 13

			152,484					152,484

Michael McLintock
GPSP	2008	48,330		674.5	5,696	48,330		—	31 Dec 10
GPSP	2009	92,022		455.5				92,022	31 Dec 11
GPSP	2010	66,238		568.5				66,238	31 Dec 12
GPSP	2011		48,517	733.5				48,517	31 Dec 13

		206,590	48,517		5,696	48,330		206,777

Nic Nicandrou
GPSP	2009	316,328		639				316,328	31 Dec 11
GPSP	2010	208,179		568.5				208,179	31 Dec 12
GPSP	2011		152,484	733.5				152,484	31 Dec 13

		524,507	152,484					676,991

Barry Stowe
GPSP	2008	107,988		674.5	12,728	107,988		—	31 Dec 10
BUPP	2008	53,994		674.5	1,908	16,198	37,796	—	31 Dec 10
GPSP(note 1)	2009	196,596		455.5				196,596	31 Dec 11
BUPP(note 1)	2009	196,596		455.5				196,596	31 Dec 11
GPSP(note 1)	2010	129,076		568.5				129,076	31 Dec 12
BUPP(note 1)	2010	129,076		568.5				129,076	31 Dec 12
GPSP(note 1)	2011		88,270	733.5				88,270	31 Dec 13
BUPP(note 1)	2011		88,270	733.5				88,270	31 Dec 13

		813,326	176,540		14,636	124,186	37,796	827,884

Tidjane Thiam
GPSP	2008	314,147		674.5	37,035	314,147		—	31 Dec 10
GPSP	2009	299,074		455.5				299,074	31 Dec 11
GPSP	2010	510,986		568.5				510,986	31 Dec 12
GPSP	2011		374,279	733.5				374,279	31 Dec 13

		1,124,207	374,279		37,035	314,147		1,184,339

Mike Wells(note 2)
JNL PSP(note 4)	2007	85,500		700.0		85,500		—	31 Dec 10
JNL PSP(note 4)	2008	84,900		546				84,900	31 Dec 11
JNL PSP(note 4)	2009	218,100		455.5				218,100	31 Dec 12
JNL PSP(note 4)	2010	141,000		568.5				141,000	31 Dec 13
GPSP	2011		197,648	733.5				197,648	31 Dec 13
BUPP	2011		197,648	733.5				197,648	31 Dec 13

		529,500	395,296			85,500		839,296

        Cash rights granted under the Business Unit Performance Plan.

	Plan name	Year of initial award	Face value of conditional awards outstanding at 1 January 2011	Conditionally awarded in 2011	Payments made in 2011	Cash rights lapsed in 2011	Face value of conditional awards outstanding at 31 December 2011	Date of end of performance period

			(£ thousand)	(£ thousand)	(£ thousand)	(£ thousand)	(£ thousand)
Barry Stowe	BUPP	2008	358		107	251	—	31-Dec-10

			358		107	251	—

Notes

(1)
The awards made in 2009, 2010 and 2011 for Barry Stowe were made in ADRs (1 ADR = 2 Prudential plc shares). The figures in the table are represented in terms of Prudential shares.

(2)
The awards for Mike Wells were all made in ADRs (1 ADR = 2 Prudential plc shares). The figures in the table are represented in terms of Prudential shares.

(3)
In 2009 and 2010 a scrip dividend equivalent and in 2011 a DRIP dividend equivalent was accumulated on these awards.

(4)
The table above reflects the maximum number of shares (150 per cent of the original awarded) which may be released to Mike Wells under the JNL Performance Share Plan. This maximum number of shares may be released if stretch performance targets are achieved.

(5)
At 31 December 2011, Prudential's TSR performance was 168.7 per cent of the TSR performance of the peer index. On this basis, it is anticipated that awards granted under this plan in 2009 will vest in full. This will result in 120,898 shares vesting for Rob Devey, 92,022 shares for Michael McLintock, 316,328 shares for Nic Nicandrou, 196,596 shares for Barry Stowe and 299,074 shares for Tidjane Thiam under this plan. Dividend equivalents will be released on these vested shares.

(6)
At 31 December 2011, the performance period of the 2009 BUPP awards came to an end. Over the performance period the new business profit, IFRS profit and cash remittance achieved by the Asian business meant that it is anticipated that 86.50 per cent of the award will vest. This will result in 170,055 shares being released to Barry Stowe under this plan. Since the UK BUPP uses the same TSR performance measure as the GPSP, it is anticipated that 120,897 shares will be released to Rob Devey under this plan. No current executive director participated in the 2009 JNL BUPP. Dividend equivalents will be released on these vested shares.

 Business-specific cash-based long-term incentive plans

        Details of all outstanding awards under cash-based long-term incentive plans are set out in the table below. The performance period for all M&G Executive LTIP awards is three years while the performance period for all JNL LTIP awards is four years:

	Year of initial award	Face value of conditional awards outstanding at 1 January 2011	Conditionally awarded in 2011	Payments made in 2011	Face value of conditional share awards outstanding at 31 December 2011	Date of end of performance period

		(£ thousand)
Michael McLintock
M&G Executive LTIP	2008	1,141		2,990	—	31-Dec-10
M&G Executive LTIP	2009	1,830			1,830	31-Dec-11
M&G Executive LTIP	2010	987			987	31-Dec-12
M&G Executive LTIP	2011		1,318		1,318	31-Dec-13

Total cash payments made in 2011				2,990

Mike Wells
JNL LTIP	2007	699		858	—	31-Dec-10
JNL LTIP	2008	756			756	31-Dec-11
JNL LTIP	2009	894			894	31-Dec-12
JNL LTIP	2010	906			906	31-Dec-13

Total cash payments made in 2011				858

Notes

        Under the M&G Executive LTIP, the value of each unit at award is £1. The value of units changes based on M&G's profit growth and investment performance over the performance period. For the 2008 award of 1,141,176 units, the unit price at the end of the performance period was £2.62. This resulted in a payment of £2,989,881 to Michael McLintock. For the 2009 awards of 1,830,189 units, the unit price at the end of the performance period was £2.96, which will result in a payment of £5,417,359 to Michael McLintock during 2012.

        In the 2010 Annual Report, the value shown for Michael McLintock's 2010 M&G Executive LTIP award was the expected value rather than the face value of the award. This has been amended in the table above.

        See the long-term incentives section for a description of the JNL LTIP. Performance over the period from 2007 to 2010 resulted in a payment of £857,617 to Mike Wells in 2011. Performance over the period from 2008 to 2011 will result in a payment of £826,975 to Mike Wells during 2012. The awards above were made before Mike Wells became an executive director. Mike Wells was not made a 2011 JNL LTIP award and it is anticipated that no further awards will be made to him under this Plan.

        The sterling face value of Mike Wells' JNL LTIP awards have been calculated using the average exchange rate for the year in which the grant was made. The face value of conditional share awards outstanding on 1 January 2011 and 31 December 2011 was $5,600,000 and $4,200,000 respectively.

 Other share awards

        The table below sets out the share awards that have been made to executive directors under their appointment terms and those deferred from annual incentive plan payouts. The number of shares is calculated using the average share price over the three business days commencing on the day of the announcement of the Group's annual financial results for the relevant year. For the awards from the 2010 annual incentives, made in 2011, the average share price was 735 pence. Details of shares acquired under the Share Incentive Plan are provided separately.

	Year of initial award	Conditional share awards outstanding at 1 January 2011 (Number of shares)	Conditionally awarded in 2011 (Number of shares)	Dividends accumulated (Number of shares) (note 2)	Shares released in 2011 (Number of shares)	Conditional share awards outstanding at 31 December 2011 (Number of shares)	Date of end of restricted period	Shares released in 2011 (Number of shares)	Date of release	Market price at original date of award (pence)	Market price at date of vesting or release (pence)

Rob Devey
Awards under appointment terms	2009	50,575				50,575	31 Mar 12			639
Deferred 2009 annual incentive award	2010	27,686		1,051		28,737	31 Dec 12			552.5
Deferred 2010 annual incentive award	2011		44,987	1,707		46,694	31 Dec 13			721.5

John Foley
Deferred 2008 deferred PruCap award	2010	233,333		8,858	242,191	—	16 Dec 11	242,191	16 Dec 11	612	609.5
Deferred 2009 deferred PruCap award	2010	166,667		6,326		172,993	14 Dec 12			612

Michael McLintock
Deferred 2007 annual incentive award	2010	68,385			68,385	—	31 Dec 10	68,385	10 Mar 11	519.5	735
Deferred 2008 annual incentive award	2010	132,664		5,036		137,700	31 Dec 11			519.5
Deferred 2009 annual incentive award	2010	72,104		2,736		74,840	31 Dec 12			552.5
Deferred 2010 annual incentive award	2011		75,136	2,852		77,988	31 Dec 13			721.5

Nic Nicandrou
Awards under appointment terms	2009	13,898			13,898	—	31 Mar 11	13,898	30 Mar 11	639	721.5
		16,059			16,059	—	31 Mar 11	16,059	30 Mar 11	639	721.5
		68,191				68,191	31 Mar 12			639
Deferred 2009 annual incentive award	2010	25,380		962		26,342	31 Dec 12			552.5
Deferred 2010 annual incentive award	2011		46,394	1,761		48,155	31 Dec 13			721.5

Barry Stowe
Deferred 2007 annual incentive award	2008	45,339			45,339	—	31 Dec 10	45,339	10 Mar 11	635	735
Deferred 2008 annual incentive award	2009	21,815		828		22,643	31 Dec 11			349.5
Deferred 2009 annual incentive award	2010	37,650		1,438		39,088	31 Dec 12			552.5
Deferred 2010 annual incentive award	2011		54,244	2,072		56,316	31 Dec 13			721.5

Tidjane Thiam
Awards under appointment terms	2008	49,131			49,131	—	31 Mar 11	49,131	30 Mar 11	662	721.5
Deferred 2008 annual incentive award	2010	67,367		2,557		69,924	31 Dec 11			552.5
Deferred 2009 annual incentive award	2010	60,928		2,312		63,240	31 Dec 12			552.5
Deferred 2010 annual incentive award	2011		213,550	8,107		221,657	31 Dec 13			721.5

Mike Wells
2009 After Tax(notes 1 & 3)
Deferral Program award	2010	32,250				32,250	15 Mar 13			520
Deferred 2010 Group Deferred Bonus Plan award(note 1)	2011		87,508	3,346		90,854	31 Dec 13			721.5

Notes

(1)
The Deferred Share Awards in 2010 and 2011 for Barry Stowe and Mike Wells were made in ADRs (1 ADR = 2 Prudential plc shares). The figures in the table are represented in terms of Prudential shares.

(2)
In 2009 and 2010 a scrip dividend equivalent and in 2011 a DRIP dividend equivalent were accumulated on these awards.

(3)
This award attracts dividends in the form of cash rather than shares.

Shares acquired under the Share Incentive Plan

	Year of initial award	Share Incentive Plan awards held in Trust at 1 January 2011 (Number of shares)	Partnership shares accumulated in 2011 (Number of shares)	Matching shares accumulated in 2011 (Number of shares)	Dividend shares accumulated in 2011 (Number of shares)	Share Incentive Plan awards held in Trust at 31 December 2011 (Number of shares)

Nic Nicandrou
Shares held in Trust	2010	303	222	55	16	596

Note

        The table above provides information about shares purchased under the SIP together with Matching shares (awarded on a 1:4 basis) and Dividend shares. The total number of shares will only be released if Nic Nicandrou remains in employment for five years.

Outstanding share options

        The following table sets out the share options held by the directors in the UK Savings Related Share Option Scheme (SAYE) as at the end of the period. No other directors held shares in any other option scheme.

				Exercise period		Number of options
			Market price at 30 Dec 2011
	Date of grant	Exercise price		Beginning	End	Beginning of period	Granted	Exercised	Cancelled	Forfeited	Lapsed	End of period

Tidjane Thiam	25 Apr 08	551	638.5	01 Jun 11	30 Nov 11	1,705		1,705
John Foley	25 Apr 08	551	638.5	01 Jun 13	29 Nov 13	2,953						2,953
Tidjane Thiam	16 Sep 11	465.8666	638.5	01 Dec 14	29 May 15		965					965
Nic Nicandrou	16 Sep 11	465.8666	638.5	01 Dec 16	31 May 17		3,268					3,268
Rob Devey	16 Sep 11	465.8666	638.5	01 Dec 16	31 May 17		3,268					3,268

Notes

(1)
Tidjane Thiam made a total gain of £665 on the exercise of SAYE options during 2011 (2010: £0).

(2)
No price was paid for the award of any option.

(3)
The highest and lowest share prices during 2011 were 777 pence and 509 pence respectively.

Dilution

        Releases from Prudential's GPSP and BUPP are satisfied using new issue shares rather than by purchasing shares in the open market. Shares relating to options granted under all-employee share plans are also satisfied by new issue shares. The combined dilution from all outstanding shares and options at 31 December 2011 was 0.2 per cent of the total share capital at the time. Deferred shares will continue to be satisfied by the purchase of shares in the open market.

 Directors' pensions and life assurance

        The Company's pension policy is set out in the Pension and long-term savings section. Details of directors' pension entitlements under HMRC approved defined benefit schemes and supplements in the form of contributions to pension arrangements paid by the Company are set out in the following table:

				Additional pension earned during year ended 31 December 2011
								Increase in transfer value less contributions made by directors during 2011
			Accrued benefit at 31 December 2011 (£ per annum)	Ignoring inflation on pension earned to 31 December 2010(1)	Allowing for inflation on pension earned to 31 December 2010(2)
		Years of pensionable service at 31 December 2011				Transfer value of accrued benefit at 31 December(3)			Contributions to pension and life assurance arrangements(4)
	Age at 31 December 2011
						2011	2010

			(£ thousand)	(£ thousand)	(£ thousand)	(£ thousand)	(£ thousand)	(£ thousand)	(£ thousand)
Rob Devey	43								5
John Foley	55								37
Michael McLintock	50	19	55	5	3	1102	856	232	22
Nic Nicandrou	46								5
Barry Stowe	54								2
Tidjane Thiam	49								9
Mike Wells	51								19

Notes

(1)
As required by the Companies Act remuneration regulations.

(2)
As required by Stock Exchange Listing rules.

(3)
The transfer value equivalent has been calculated in accordance with the M&G Group Pension Scheme's transfer basis.

(4)
This table includes employer contributions to defined contribution plans. Supplements in the form of cash are included in the 2011 emoluments table.

        No enhancements to retirement benefits were paid to or receivable by directors or former directors other than the discretionary pension increases awarded to all pensioners which have been made during the year.

        Total contributions to directors' pension and life assurance arrangements in 2011, including cash supplements for pension purposes, were £957,960 (2010: £624,921) of which £100,960 (2010: £44,608) related to money purchase schemes.

        Company TSR performance (unaudited information)

        As required by the Companies Act, the line chart below compares Prudential's Total Shareholder Return (TSR) during the five years from 1 January 2007 to 31 December 2011, with that of the peer group against which TSR is measured for the purposes of the Group Performance Share Plan. Our performance is also shown relative to the FTSE 100 since Prudential is a major company within this index. This chart is prepared using the methodology stipulated in the Companies Act remuneration regulations:

Prudential TSR v FTSE 100 and peer group index total returns index % over the 5 years to December 2011

Share Ownership

Directors' shareholdings

        The current shareholding policy and the interests of directors in ordinary shares of Prudential are shown under the sections "Compensation Shareholding guidelines" and "Compensation Directors' Shareholdings" above.

        Prudential is not owned or controlled directly or indirectly by another corporation or by any government or by any other natural or legal person severally or jointly and Prudential does not know of any arrangements that might result in a change in Prudential's control.

        In addition, Prudential's directors held, as at 12 March 2012, options to purchase 10,454 shares, all of which were issued under Prudential's SAYE scheme. These options and plans are described in more detail below under 'Options to purchase securities from Prudential' in this section.

Outstanding options of directors and other executive officers

        The Savings Related Share Option Scheme (SAYE) is open to all UK and certain overseas employees. Options under this scheme up to HM Revenue & Customs (HMRC) limits are granted at a 20 per cent discount and cannot normally be exercised until a minimum of three years has elapsed. No payment is made for the grant of any options.

        The share options held by the directors and other executive officers as at the end of period are shown under the section "Compensation Outstanding share options" above.

Options to purchase and discretionary awards of securities from Prudential

        As of 12 March 2012, 13,143,226 options were outstanding, which Prudential issued under the SAYE schemes. As of 12 March 2012 directors and other executive officers held 10,454 of such outstanding options. Except as described above in 'Outstanding options of directors and other executive officers', each option represents the right of the bearer to subscribe for one share at a particular pre-determined exercise price at a pre-set exercise date.

        As of 12 March 2012, 2,574 options were outstanding under the RSP. Such outstanding options held by directors or other executive officers at 31 December 2011 are included in the shares set forth under 'Long-term incentive plans' in the 'Compensation' section above.

        As of 12 March 2012, 3,394,608 shares were outstanding under the Prudential Jackson National Life US Performance Share Plan. Such outstanding awards held by directors or other executive officers at 31 December 2011, are included in the shares set forth under 'Long-term incentive plans' in the 'Compensation' section above.

        As of 12 March 2012, 22,623,547shares were outstanding under other awards. Of those, 1,086,522 shares were outstanding under the Annual Incentive Plan, 816,284 shares were outstanding under the PruCap Deferred Bonus Plan, 496,560 shares were outstanding under the Momentum Retention Plan, 1,726,132 shares were outstanding under the One Off Awards, 7,907,113 shares were outstanding under the GPSP, 2,656,826 shares were outstanding under the BUPP, 1,323,833 shares were outstanding under the Deferred Share Plans and 6,338,777 shares were outstanding under the PCA LTIP and 271,500 were outstanding under the Prudential Agency Long-Term Incentive Plan. Such outstanding awards held by directors or other executive officers at 31 December 2011 are included under 'Long-term incentive plans' in the 'Compensation' section above.

        The aggregate proceeds that would arise if all outstanding options under the SAYE schemes were exercised is £44 million. The latest expiration dates for exercise or release of the securities underlying the options or awards and the number of options or shares are set out in the table below.

Year of Expiration	Shares Outstanding Under the Prudential Jackson National Life US Performance Share Plan	Options Outstanding Under Restricted Share Plan	Options Outstanding Under Savings Related Share Option Scheme	Shares Outstanding Under Other Awards	Total

	(In Millions)	(In Millions)	(In Millions)	(In Millions)	(In Millions)
2011
2012	0.819		5.669	6.928	13.416
2013	0.749		0.451	8.08	9.28
2014	1.283		4.192	6.804	12.279
2015	0.544	0.003	1.641	0.612	2.8
2016			0.703	0.199	0.902
2017			0.487		0.487

Total	3.395	0.003	13.143	22.623	39.164

        Information concerning the Group's share award and share option plans for its employees is provided in "Compensation" above as well as in note I4 to the consolidated financial statements in Item 18.

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

        The Company Secretary supports the Chairman in providing tailored induction programs for new directors and on-going development for all directors. On appointment, all directors embark upon a wide-ranging induction program covering, amongst other things, the principal bases of accounting for the Group's results, the role of the Board and its key committees, and the ambit of the internal audit and risk management functions. In addition, they receive detailed briefings on the Group's principal businesses, its product range, the markets in which it operates and the overall competitive environment. Other areas addressed include the directors' obligations under the different listing regimes to which Prudential is subject, legal issues affecting directors of financial services companies, the Group's governance arrangements, its investor relations program, as well as its remuneration policies.

        Directors have a statutory duty to avoid conflicts of interest with the Company. The Company's Articles of Association allow the directors to authorise conflicts of interest, and the Board has adopted a policy and effective procedures on managing and, where appropriate, approving conflicts or potential conflicts of interest. Under these procedures directors are required to declare all directorships or other appointments to companies which are not part of the Group as well as other situations which could result in conflicts or could give rise to a potential conflict. The Nomination Committee, or the Board where appropriate, evaluates and approves each such situation individually where applicable.

Directors' indemnities and protections

        The Company has arranged appropriate insurance cover in respect of legal action against directors and senior managers of companies within the Prudential Group. In addition, the Articles of Association of the Company permit the directors and officers of the Company to be indemnified in respect of liabilities incurred as a result of their office. Prudential also provides protections for directors and certain senior managers of companies within the Group against personal financial exposure they may incur in their capacity as such. These include qualifying third party indemnity provisions (as defined where relevant by the Companies Act 2006) for the benefit of directors of Prudential plc and other such persons including, where applicable, in their capacity as directors of other companies within the Group. These indemnities were in force during 2011 and remain in force.

Policy on external appointments

        Executive directors may accept external directorships and retain any fees earned from those directorships subject to prior discussion with the Group Chief Executive and always provided this does not lead to any conflicts of interest. In line with the UK Corporate Governance Code, executive directors would be expected to hold no more than one non-executive directorship, nor the chairmanship, of a FTSE 100 company. Some of our executive directors hold directorships or trustee positions of unquoted companies or institutions. Details of any fees retained are included in Item 6, 'Service Contracts' on page 237 and major commitments of our executive directors are detailed in their biographies on pages 217 to 219.

        Non-executive directors may serve on a number of other boards provided that they are able to demonstrate satisfactory time commitment to their role at Prudential and that they discuss any new appointment with the Chairman prior to accepting. This ensures that they do not compromise their independence and that any potential conflicts of interest and any possible issues arising out of the time commitments required by the new role can be identified and addressed appropriately. The major commitments of our non-executive directors are detailed in their biographies set out on page 219 to 222.

Board Committees

        The Board has established audit, remuneration, nomination and risk committees as principal standing committees of the Board. Each committee has written terms of reference which are kept under regular review. These committees are key elements of the Group's corporate governance framework and reports on each committee are included below.

Group Audit Committee Report

        The responsibilities of the Group Audit Committee (the Committee) and the activities it carried out during the year are set out below.

Role of the Committee

        The Committee's principal responsibilities consist of oversight over financial reporting, the effectiveness of the internal control systems and monitoring auditor independence. Its duties include gaining assurance on the control over financial processes and the integrity of the Group's financial reports, monitoring the performance, objectivity and independence of the external auditor, and reviewing the work of the internal auditor.

Responsibilities of the Committee

        The Committee's principal business during the year consisted of the following:

  •
  monitoring the integrity of the financial statements, including the review of half- and full-year results, the annual report and accounts and other significant financial announcements and reviewing the critical accounting policies and key judgmental areas contained therein;

  •
  monitoring of the framework and effectiveness of the Group's systems of internal control, including the Turnbull compliance statement and Sarbanes-Oxley procedures;

  •
  monitoring auditor independence and the external auditor's plans and audit strategy, the effectiveness of the external audit process, the external auditor's qualifications, expertise and resources, and making recommendations for the re-appointment of the external auditor;

  •
  reviewing the internal audit plan and resources, and monitoring the audit framework and effectiveness of the internal audit function;

  •
  monitoring the effectiveness of compliance processes and controls, and performance against the Group Compliance Plan;

  •
  reviewing the anti-money laundering procedures in place, as well as the review of procedures operated for handling allegations from whistleblowers; and

  •
  reviewing the effectiveness of the business unit audit committees.

        In performing its duties, the Committee has access to employees and their financial or other relevant expertise across the Group and to the services of the Group-wide Internal Audit Director and the Company Secretary. The Committee may also seek external professional advice at the Group's expense.

        The Committee's terms of reference, which are approved by the Board and kept under regular review, are available on our website at http://www.prudential.co.uk/prudential-plc/aboutpru/corporategoverna nce/ Alternatively, copies may be obtained by writing to the Company Secretary at the registered office.

Membership

        The Committee is comprised exclusively of non-executive directors as set out below:

  Ann Godbehere (Chairman)
  Howard Davies
  Alistair Johnston (from 1 January 2012)
  Paul Manduca
  Kathleen O'Donovan (to 31 March 2012)

        The membership is selected to provide a broad set of financial, commercial and other experience relevant to meet the Committee's objectives.

        Full biographical details of the members of the Committee are set out in their biographies on page 219 to 222.

Meetings

        The Committee meets at least five times a year and gives consideration to the financial statements of the Group and the Group's system of internal control, as well as its internal and external audit providers.

        By invitation, the Chairman of the Board, the Group Chief Executive, the Chief Financial Officer, the Group General Counsel and Company Secretary, the Group-wide Internal Audit Director, the Group Chief Risk Officer and other senior staff from the group finance, internal audit, risk, compliance and security functions attended some of the meetings to contribute to the discussions relating to their respective areas of expertise. The lead and other partners of the external auditor also attended the meetings.

        During 2011, the Committee met on ten occasions.

        A detailed forward agenda has been in operation for a number of years and is reviewed and updated continually to ensure all matters for which the Committee is responsible are addressed at the appropriate time of year.

        The Committee also received in-depth presentations on a range of topics and received the minutes of both the Disclosure Committee and the Assumptions Approval Committee. Further information on risk governance appears on pages 64 to 66 respectively.

        The Committee Chairman reported to the Board on matters of particular significance after each meeting and the minutes were circulated to all Board members. The Committee regularly reviews its Terms of Reference, which were last refreshed and recommended to the Board for approval in December 2011.

        The Committee recognises the need to meet without the presence of executive management. Such sessions were held with the external auditor in February and July 2011, and with the internal auditor in

February and October 2011. At all other times management and auditors had open access to the Chairman and the Committee.

Financial reporting

        As part of its review of financial statements prior to recommending their publication to the Board, the Committee focused on the critical accounting policies and practices, and any changes or decisions requiring a major element of judgement, unusual transactions, clarity of disclosures, significant audit adjustments (of which there were none in 2011), the going concern assumption, compliance with accounting standards, and compliance with obligations under applicable laws, regulations and governance codes.

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

Business unit audit committees

        Each business unit has its own audit committee to provide oversight to the respective business unit and to assist the Committee in its oversight responsibilities for the Group. The members and chairmen are comprised primarily of senior management who are independent of the respective business unit. The minutes of these committees are reported regularly to the Committee and their meetings are attended by senior management of the respective business unit, including the business units' heads of Finance, Risk, Compliance and Group-wide Internal Audit. Business unit audit committees have adopted standard terms of reference across the Group with minor variations to address local requirements or particular requirements of the business. The terms of reference of those committees were reviewed during the year and all include escalation of significant matters to the Committee, recommendations for approval of the business unit internal audit plans and overseeing the adequacy of internal audit resources.             During the year the business unit audit committees reviewed their respective internal audit plans, resources and the results of internal audit work, and both external and internal auditors were able to discuss any relevant matters with the Chairman and members of the Committee as required.

Effectiveness of business unit audit committees

        Group-wide Internal Audit has reviewed the effectiveness of each business unit audit committee using an established evaluation tool. The evaluation comprises an Annual Review questionnaire which is divided into specific areas for appraisal and a walk through of each committee's terms of reference, assessing whether these are appropriate for the business unit and if the committee has fulfilled its responsibilities under the terms. A memorandum summarising the findings of the review, as well as any action points, is compiled for each business unit audit committee.

        The findings were reviewed by the Group-wide Internal Audit business unit audit director in conjunction with the Chairman and discussed by the respective business unit audit committees. In addition, the Chairman of each business unit audit committee has confirmed that, in their opinion, the current members have the appropriate balance of skills, knowledge and expertise to oversee the relevant business unit.

        On completion of the review, Group-wide Internal Audit concluded that the overall arrangements for the business unit audit committees remained appropriate for the nature and purpose of each business unit and that each business unit audit committee continued to meet the responsibilities as set out in their respective terms of reference.

Internal control and risk management

        The Committee reviewed the Group's statement on internal control systems prior to its endorsement by the Board.

        Pursuant to the requirements of Section 404 of the Sarbanes-Oxley Act, the Group undertakes an annual assessment of the effectiveness of internal control over financial reporting. Further details are provided below.

Group-wide Internal Audit

        The Committee regards its relationship with the internal audit function as pivotal to the effectiveness of its own activities. Group-wide Internal Audit plays an important role in supporting the Committee to fulfil its responsibilities under the UK Corporate Governance Code and the Code of Corporate Governance Practices in Appendix 14 of the Hong Kong Listing Rules, as well as the Sarbanes-Oxley Act, and provides independent assurance on the Group's processes of identification and control of risk. Each of the Group's business units has an internal audit team, the heads of which report to the Group-wide Internal Audit Director. Internal audit resources, plans and work are overseen by the Committee and by the business unit audit committees. Total approved internal audit headcount across the Group was 136 at 31 December 2011. The Group-wide Internal Audit Director reports functionally to the Committee and for management purposes to the Chief Financial Officer.

        The Committee assesses the effectiveness of the internal audit function by means of regular reviews, some of which are carried out by external advisers, and through ongoing dialogue with the Group-wide Internal Audit Director. An external review of Group-wide Internal Audit arrangements and standards was undertaken in respect of the period 1 January 2010 to 31 March 2011, the findings of which were reported to the Committee in detail in July 2011. The purpose of the review was to ensure that the activities and resources of internal audit continue to be effectively organised to support the oversight responsibilities of the Committee. The review, performed by PwC, confirmed that Group-wide Internal Audit is "Generally Conforming" with the Institute of Internal Auditors (IIA) International Standards, the highest classification available.

        The Committee approved the Group-wide Internal Audit annual audit plan of assurance work to be undertaken during 2012.

External audit

        The main details of the Group Audit Committee's responsibilities in respect of the external audit are set out in Item 16C, 'Principal Accountant Fees and Services' on page 290.

Remuneration Committee Report

        The responsibilities of the Remuneration Committee (the Committee) and the activities it carried out during the year are set out below.

Role of the Committee

        The Remuneration Committee (the "Committee") determines the remuneration packages of the Chairman and executive directors. It also monitors the level and structure of remuneration for a defined population of management and for individuals with the opportunity to earn over £1,000,000 per annum.

        The Committee's terms of reference, which are set by the Board and kept under regular review, are available on our website at http://www.prudential.co.uk/prudential-plc/aboutpru/corporate governance/ Alternatively, copies may be obtained by writing to the Company Secretary at the registered office.

Responsibilities of the Committee

        The Committee is responsible for:

  •
  Determining the remuneration policy for the Chairman and approving the remuneration of the executive directors of the Company;

  •
  Monitoring the remuneration of a defined leadership population and for individuals with the opportunity to earn over £1 million per annum.

        Each business unit also has its own remuneration committee, with similar terms of reference, to ensure effective remuneration governance in all our businesses.

Membership

        The Committee is comprised exclusively of non-executive directors, as set out below:

  Lord Turnbull KCB CVO (Chairman from 14 June 2011)
  Keki Dadiseth FCA
  Michael Garrett
  Bridget Macaskill (until 14 June 2011)
  Paul Manduca
  Kai Nargolwala (from 1 January 2012)

Meetings

        The Committee meets at least three times a year and more often if required. In 2011, the Committee met seven times. Some key activities during the year are set out below:

  •
  Approve the 2010 Directors' Remuneration Report;

  •
  Determine 2010 annual bonuses and the vesting of 2008 long-term incentive awards in light of audited financial results for 2010;

  •
  Approve the performance measures to be used for annual bonuses and long-term incentive awards;

  •
  Consider the remuneration of the Group Leadership Team (comprising around 100 senior individuals including the Group Executive Committee), senior risk staff and of employees with a remuneration opportunity over £1 million per annum;

  •
  Review current executive remuneration structures;

  •
  Review the structure of remuneration for staff in the Group Risk function;

  •
  Review the salaries and incentive opportunities for executive directors in 2012.

        The Chairman of the Committee is responsible for reporting formally to the Board on the Committee's proceedings after each meeting on all matters within its duties and responsibilities.

Nomination Committee Report

        The responsibilities of the Nomination Committee (the Committee) and the activities it carried out during the year are set out below.

 Role of the Committee

        The Committee in consultation with the Board, evaluates the balance of skills, knowledge and experience of the Board, taking into account the Group's business and with due regard for the benefits of diversity, including gender, identifies the roles and capabilities required to meet the demands of the business. Candidates are considered on merit against specific criteria and the Committee makes recommendations to the Board regarding suitable candidates for appointment to the Board.

        The Committee also reviews the conflicts of interest or potential conflicts of interest raised by directors between Board meetings or for prospective new Board members. In cases where there might be an actual or potential conflict of interest the Committee has powers to authorise any such actual or potential conflict situation on behalf of the Board, imposing any terms and conditions it deems appropriate, or to make recommendations to the Board as to whether the conflict or potential conflict should be authorised and on what terms.

Responsibilities of the Committee

        The Committee's principal business during the year consisted of the following:

  •
  reviewing the size, structure and composition of the Board, including the skills, knowledge, experience and diversity of Board members, and making recommendations to the Board with regard to any changes;

  •
  identifying and nominating candidates for appointment to the Board, based on merit and against objective criteria;

  •
  making recommendations on the appointment and removal of any members of the audit, risk, remuneration and nomination committees in consultation with the Chairman of those Committees; and

  •
  considering and, where necessary, authorising any actual or potential situational conflicts, upon such terms and conditions as the Committee considered appropriate, arising out of a proposed new appointment, the changed circumstances of an existing appointment or that of a director's connected person.

        The Committee's terms of reference, which are set by the Board and kept under regular review, are available on our website at http://www.prudential.co.uk/prudential-plc/aboutpru/corporate governance/ Alternatively, copies may be obtained by writing to the Company Secretary at the registered office.

Membership

        The Committee is comprised exclusively of non-executive directors and the Chairman, as set out below:

  Harvey McGrath (Chairman)
  Bridget Macaskill (to 14 June 2011)
  Paul Manduca
  Kathleen O'Donovan (to 31 March 2012)
  James Ross (to 19 May 2011)
  Lord Turnbull (from 14 June 2011)

Meetings

        The Committee meets at least twice a year to consider the Board composition and membership of the principal Committees and to consider the suitability of all directors standing for re-election at the

AGM. In addition, the Committee meets to consider candidates for appointment to the Board. The Group Chief Executive is closely involved in the work of the Committee and is invited to attend and contribute to meetings.

        During 2011, the Committee met on eight occasions.

        The appointments of Kai Nargolwala and Alistair Johnston, made by unanimous decision of the Board, was the culmination of a comprehensive search process which commenced in the first half of the year under the direction of the Committee. With the assistance of external search consultants, a number of candidates meeting the criteria set by the Committee were identified. As part of the process, Alistair and Kai met the Chairman and Group Chief Executive, as well as a number of other directors prior to being appointed to the Board. The Committee will continue to play a key role in the search for a successor to the current Chairman, Harvey McGrath.

        The Committee Chairman reported to the Board on matters of particular significance after each meeting.

Group Risk Committee Report

        The responsibilities of the Group Risk Committee (the Committee) and the activities it carried out during the year are set out below.

Role of the Committee

        The Committee provides leadership, direction and oversight in relation to the Group's overall risk appetite and tolerance and the risk management framework. Oversight of the framework includes reviewing the Group's risk policies and standards, supporting risk limits, methodologies adopted and the processes and controls in place for assessing the Group's risks.

        The Committee also provides oversight in respect of the Group Chief Risk Officer's responsibilities and the Group Chief Risk Officer has open access to the Committee Chairman and the Committee.

        In performing its duties, the Committee has access to employees and their relevant expertise across the Group and to the services of the Group Chief Risk Officer, the Group-wide Internal Audit Director and the Company Secretary. The Committee may also seek external professional advice at the Group's expense.

Responsibilities of the Committee

        The Committee's principal business during the year consisted of the following:

  •
  reviewing the Group risk, capital and liquidity management framework, as well as the Group's risk appetite, its risk policies and standards, including the parameters used and methodologies and processes adopted for indentifying and assessing risks;

  •
  reviewing the material and emerging risk exposures of the Group, including market, credit, insurance, operational, liquidity and economic and regulatory capital risks as well as regulatory and compliance matters;

  •
  overseeing the Group's processes and policies for determining risk tolerance and reviewing management's measurement and effectiveness of the Group's risk tolerance levels;

  •
  receiving and reviewing Group-wide Internal Audit Reports on the risk management function;

  •
  assisting the Board in reviewing the risks inherent in the business plans; and

  •
  providing qualitative and quantitative advice to the Remuneration Committee on risk weightings applied to performance objectives incorporated in executive remuneration and evaluating whether the remuneration approach for senior executives was positioned within the Group's overall risk appetite framework.

        The Committee's terms of reference, which are set by the Board and kept under regular review, are available on our website at http://www.prudential.co.uk/prudential-plc/aboutpru/corporate governance/ Alternatively, copies may be obtained by writing to the Company Secretary at the registered office.

Membership

        The Committee is comprised exclusively of non-executive directors as set out below:

  Howard Davies (Chairman)
  Ann Godbehere
  Kai Nargolwala (from 1 January 2012)
  James Ross (to 19 May 2011)
  Lord Turnbull

Meetings

        The Committee meets at least four times a year to consider the Group's risk appetite and provide oversight to the management of risk within the Group. The Chairman of the Committee is a member of the Group Audit Committee and works closely with that Committee in fulfilling the Committee's responsibilities.

        The Chairman of the Board, the Group Chief Executive, the Chief Financial Officer and the General Counsel and Company Secretary are invited to attend the meetings. The Group Chief Risk Officer is closely involved in the work of the Committee and is invited to attend and contribute to the meetings. The Group-wide Internal Audit Director and the Group Risk Director are also invited to attend.

        During 2011, the Committee met on five occasions.

        The Committee was constituted in November 2010 and agreed the work plan for its first year of operation early in 2011. The Committee undertook a comprehensive analysis of the Group's key risks and received presentations by the relevant managers in these areas. The Committee further received presentations from certain of the business units on the particular risks inherent in those businesses, as well as the systems and controls in place to monitor and manage those risks. The Group Chief Risk Officer briefed the Committee on the structure and organisation of the Group Risk function. The Committee worked closely with the Group Audit Committee to ensure any risk assurance relevant to financial reporting was referred to the Group Audit Committee and with the Remuneration Committee on providing risk adjustment measures for executive remuneration.

        The Chairman reviewed the work of the Committee, and the risk framework with the FSA as part of the regular processes of supervision.

        The Committee received regular reports from the Group-wide Internal Audit Director, the Group Executive Risk Committee, the Group Operational Risk Committee and the Group Credit Risk Committee.

        The effectiveness of the Committee was reviewed as part of the externally facilitated review of the Board and its committees. The findings will be discussed by the Board in March 2012.

        The Committee Chairman reported to the Board on matters of particular significance after each meeting and the minutes were circulated to all Board members.

NYSE Corporate Governance Rules compared to Prudential plc's Corporate Governance Practice

        Pursuant to NYSE rule 303A Prudential has disclosed the differences between the NYSE Corporate Governance Rules and its Corporate Governance Practice on its website at

www.prudential.co.uk/prudential-plc/aboutpru/nyse_corpgov. See also Item 16G, 'Corporate Governance' on page 293.

Employees

        The average numbers of staff employed by the Prudential group, excluding employees of the Venture investment subsidiaries of the PAC with-profits fund, for the following periods were:

	2011	2010	2009

Asian operations	16,666	17,988	19,502
US operations	3,785	3,545	3,371
UK operations	4,963	4,459	4,516

Total	25,414	25,992	27,389

        At 31 December 2011, Prudential employed 24,358 persons with the increase in the year from the 23,010 persons as at 31 December 2010. Most of the increase relates to Asia, is due to regular business growth, supporting growth in operations along with branch expansions in certain countries. Of the 24, 358 employees, approximately 18 per cent were located in the United Kingdom and 66 per cent in Asia and 16 per cent in the United States. In the United Kingdom at 31 December 2011, Prudential had 476 employees paying union subscriptions through the payroll. At 31 December 2011, Prudential had 480 temporary employees in the United Kingdom, 2,316 in Asia and 128 in the United States. At 31 December 2011, Prudential had 117 fixed term contractors in the United Kingdom, 104 in the United States and 636 in Asia.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

        The Disclosure and Transparency Rules issued by the Financial Services Authority provide that a person or corporate entity that acquires an interest of 3 per cent or more in Prudential ordinary shares is required to notify Prudential of that interest. If such interest subsequently reaches, exceeds or falls below a whole percentage point, this must also be notified. Similarly, a notification is required once the interest falls below 3 per cent. At 12 March 2012 Prudential had received the following notifications:

Significant Changes in Ownership

        In November 2009, Norges Bank notified Prudential that it had an interest of 78,052,980 shares, which represented 3.08 per cent of the ordinary share capital. In December 2009, BlackRock Inc. notified Prudential that it had an interest in 161,785,637 ordinary shares or 6.39 per cent of the ordinary share capital. Also in December 2009, Capital Research and Management Company notified Prudential that its interest had increased to 253,972,863 ordinary shares, or 10.03 per cent of the ordinary share capital. In January 2010, Legal and General Assurance (Pensions Management) Limited (PMC) notified Prudential that its holdings had increased to 127,270,971 or 5.02 per cent of the ordinary share capital. Later in January, Legal and General Assurance (Pensions Management) Limited (PMC) notified Prudential that its holdings had fallen to below 5 per cent of the ordinary share capital. In March 2010 Legal and General Assurance (Pensions Management) Limited (PMC) notified Prudential that its holdings had decreased to 101,114,567 shares or 3.98 per cent of the ordinary share capital. Also in March 2010, Capital Research and Management Company notified Prudential that it had an interest of 280,291,176 ordinary shares, or 11.07 per cent of the ordinary share capital. In April 2010, Capital Research and Management Company notified Prudential that it had an interest of 305,167,458 ordinary shares or 12.04 per cent of the ordinary share capital. In May 2010, Legal and General Group plc notified Prudential that it had an interest of 101,114,567 ordinary shares or 4.03 per cent of the ordinary share capital. In May 2010, Capital Research and Management Company notified Prudential that it had an interest of 329,934,111 shares, which represented 13.02 per cent of the ordinary share capital. In June 2010, Legal and General Assurance (Pensions Management) Limited (PMC) notified Prudential that it had an interest of 98,291,088 shares, which represented 3.87 per cent of the ordinary share capital.

        In July 2010, Capital Research and Management Company notified Prudential that it had an interest of 329,847,111 shares, which represented 12.99 per cent of the ordinary share capital and later in the same month, they increased their interest to 330,456,135 shares, which represented 13.01 per cent of the ordinary share capital. In August 2010, BlackRock Inc notified Prudential that it had an interest of 126,912,539 shares, which represented 4.99 per cent of the ordinary share capital and the following day, notified that it had increased its interest to 126,965,629 shares, which represented 5.0 per cent of the ordinary share capital. Also in August 2010, Janus Capital Management LLC notified Prudential that it had an interest of 76,770,894 shares, which represented 3.02 per cent of the ordinary share capital. In September 2010, BlackRock Inc notified Prudential that it had decreased its interest to 125,634,073 shares, which represented 4.95 per cent of the ordinary share capital. Later in the month, BlackRock Inc notified Prudential that their holding increased to 127,010,669 shares representing 5.0 per cent of the ordinary capital. In September 2010, Legal and General Assurance (Pensions Management) Limited (PMC) notified Prudential that it had an interest of 102,426,001 shares, which represented 4.03 per cent of the ordinary share capital. In September 2010, Capital Research and Management Company notified Prudential that it had an interest of 330,673,911 shares, which represented 12.99 per cent of the ordinary share capital.

        In October 2010, BlackRock Inc notified Prudential that it had an interest of 124,987,739 shares, which represented 4.91 per cent of the ordinary share capital. In November 2010, Capital Research and Management Company notified Prudential of a decrease in its interest to 296,189,505 shares, which represented 11.64 per cent of the ordinary share capital. In November 2010, Norges Bank notified Prudential that it had an interest of 102,495,000 shares, which represented 4.03 per cent of the ordinary share capital. In December 2010, Legal and General Assurance (Pensions Management) Limited (PMC) notified Prudential that it had an interest of 101,803,187 shares, which represented 3.99 per cent of the ordinary share capital.

        In January 2011, BlackRock Inc notified Prudential that it had an interest of 127,614,906 shares, which represented 5.01 per cent of the ordinary share capital. In March 2011, Capital Research and Management Company notified Prudential of a decrease in its interest to 281,048,317 shares representing 11.04 per cent of the ordinary share capital. Also in March 2011, BlackRock Inc notified Prudential of a decrease in their interest of 126,093,582 shares representing 4.95 per cent of ordinary share capital and then in a further notification, of an increase in their interest to 127,414,496 shares representing 5.0 per cent of the ordinary share capital. BlackRock Inc made two notifications up to 15 April 2011; the first notification was of a decrease in their interest to 126,974,810 shares representing 4.98 per cent of the ordinary share capital and the second was of an increase in their interest to 128,470,662 shares representing 5.04 per cent of the ordinary share capital. In April 2011, BlackRock Inc notified a decrease in their interest in Prudential shares of 126,930,350, representing 4.98 per cent of the ordinary share capital. In May 2011 BlackRock Inc notified an increase in shares to 127,401,807, representing 5 per cent of the ordinary share capital and later in May, notified a decrease in their interest to 126,991,833 representing 4.95 per cent of the ordinary share capital. In May 2011, Capital Research and Management Company notified a decrease in their interest to 279,316,829 shares, representing 10.96 per cent of the ordinary share capital.

        In June 2011, BlackRock Inc notified an increase to 127,695,916 shares representing 5.01 per cent of the ordinary share capital. In July 2011, Capital Research and Management Company notified a decrease to 252,448,407 shares, representing 9.91 per cent of the ordinary share capital. In August 2011, BlackRock Inc notified a decrease in interest to 125,132,015 shares, representing 4.91 per cent of the ordinary share capital and in November 2011, notified an increase to 127,422,766 shares, representing 5 per cent of the ordinary share capital. Later in November 2011, BlackRock Inc notified a decrease to 127,201,756 shares representing 4.99 per cent of the ordinary share capital.

Table: Major shareholders at 12 March 2012

Shareholder	Date advised	Percentage of share capital	Shareholding

Capital Research and Management Company	01/07/2011	9.91%	252,448,407
BlackRock Inc	11/11/2011	4.99%	127,201,756
Norges Bank	26/11/2010	4.03%	102,495,000
Legal and General Group plc	30/12/2010	3.99%	101,803,187

        Major shareholders of Prudential have the same voting rights per share as other shareholders. See Item 10, 'Additional Information Memorandum and Articles of Association—Voting Rights'.

        As of 12 March 2012, there were 131 shareholders with a US address on Prudential's register of shareholders. These shares represented approximately 0.01 per cent of Prudential's issued ordinary share capital. As of 12 March 2012 there were 44 registered Prudential ADR holders. The shares represented by these ADRs amounted to approximately 1.77 per cent of Prudential's issued ordinary share capital.

        Prudential does not know of any arrangements which may at a subsequent date result in a change of control of Prudential.

Related Party Transactions

        Transactions between the Company and its subsidiaries are eliminated on consolidation.

        In addition, the Company has transactions and outstanding balances with certain unit trusts, OEICs, collateralised debt obligations and similar entities which are not consolidated and where a Group company acts as manager. These entities are regarded as related parties for the purposes of IAS 24. The balances are included in the Group's statement of financial position sheet at fair value or amortised cost in accordance with their IAS 39 classifications. The transactions are included in the income statement and include amounts paid on issue of shares or units, amounts received on cancellation of shares or units and paid in respect of the periodic charge and administration fee. Further details of the aggregate assets, liabilities, revenues, profits or losses and reporting dates of entities considered to be associates under IFRS are disclosed in note H8 to the consolidated financial statements in Item 18.

        Executive officers and directors of the Company may from time to time purchase insurance, asset management or annuity products marketed by Group companies in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons.

        Apart from the transactions with directors referred to below, no director had interests in shares, transactions or arrangements that require disclosure, other than those given in Item 6 'Directors, Senior management and Employees'. Key management remuneration is disclosed in note I5 to the consolidated financial statements in Item 18.

        In 2011, 2010 and 2009, other transactions with directors were not deemed to be significant both by virtue of their size and in the context of the directors' financial positions. As indicated above, all of these transactions are on terms broadly equivalent to those that prevail in arm's length transactions.

Item 8. Financial Information

        See Item 18, 'Financial Statements'.

Item 9.    The Offer and Listing

Comparative Market Price Data

        The tables below set forth the highest and lowest closing middle-market quotations for Prudential shares, as derived from the Daily Official List of the London Stock Exchange, the actual ADRs high and low closing sale prices for the periods indicated on the New York Stock Exchange and the highest and lowest closing prices on the Hong Kong Stock Exchange and Singapore Stock Exchange.

	Prudential Ordinary Shares		Prudential ADRs		Prudential Ordinary Shares (Hong Kong)*		Prudential Ordinary Shares (Singapore)*

Year	High	Low	High	Low	High	Low	High	Low

	(pence)		(US Dollars)		(HK Dollars)		(US Dollars)
2007	810	619	33.24	24.77
2008	726	245	28.78	7.4
2009	650.5	207	21.75	5.6
2010	681	487.5	21.26	14.5	81.1	57.2	10.5	7.41
2011	777	509	25.84	16.22	100	62.35	12.58	7.97

	Prudential Ordinary Shares		Prudential ADRs		Prudential Ordinary Shares (Hong Kong)*		Prudential Ordinary Shares (Singapore)*

Quarter	High	Low	High	Low	High	Low	High	Low

	(pence)		(US Dollars)		(HK Dollars)		(US Dollars)
2010
First quarter	645.5	487.5	20.67	14.6
Second quarter	587.5	508.5	18.09	14.5	66.7	57.2	8.66	7.41
Third quarter	637.5	489.2	20.17	15.04	77.85	57.7	9.81	7.41
Fourth quarter	681	568	21.26	17.89	81.1	70	10.5	8.77
2011
First quarter	749	654.5	24.32	21.04	98	80.5	11.92	10.6
Second quarter	777	683	25.84	21.86	100	84.9	12.58	11.48
Third quarter	614.5	546.5	19.55	16.82	78.6	64	10.10	8.45
Fourth quarter	681	509	22.27	16.22	84.8	62.35	10.55	7.97

	Prudential Ordinary Shares		Prudential ADRs		Prudential Ordinary Shares (Hong Kong)*		Prudential Ordinary Shares (Singapore)*

Month	High	Low	High	Low	High	Low	High	Low

	(pence)		(US Dollars)		(HK Dollars)		(US Dollars)
September 2011	614.5	546.5	19.55	16.82	78.6	64	10.1	8.45
October 2011	681	509	22.27	16.22	84.8	62.35	10.55	7.97
November 2011	636.5	555	20.89	17.11	80.25	67.8	10.55	8.66
December 2011	654.5	600.5	20.56	18.64	79.1	73.6	10.2	9.74
January 2012	717.5	633.5	22.7	19.6	86	74	11.2	9.9
February 2012	732	711.5	23.3	22.4	89.2	85.2	11.5	11.2

*
Prudential listed on these stock exchanges on 25 May 2010. Accordingly, the market price data shown above for these stock exchanges is only from this date.

 Market Data

        Prudential ordinary shares are listed on the Premium Listing segment of the Official List of the UK Listing Authority and traded on the London Stock Exchange under the symbol 'PRU'. On 25 May 2010, Prudential ordinary shares were admitted to listing on the Main Board of the Hong Kong Stock Exchange and are traded in board lots of 500 shares with the short name 'PRU' and stock code 2378; and as a secondary listing on the Singapore Stock Exchange, also traded in board lots of 500 shares, with the abbreviated name 'PRU 500'.

        Prudential American Depositary Shares (ADSs) have been listed for trading on the New York Stock Exchange since 28 June 2000 under the symbol 'PUK'.

Item 10. Additional Information

Memorandum and Articles of Association

        Prudential plc is incorporated and registered in England and Wales, under registered number 1397169. Under the provisions of the Companies Act 2006 which came into force on 1 October 2009 a UK company's objects are unrestricted unless a company's Articles of Association provide otherwise. To avail the Company of this flexibility, the shareholders passed a resolution at the Annual General Meeting on 14 May 2009 (which became effective on 1 October 2009) removing the objects clause from the Company's Memorandum and Articles of Association.

        The following is a summary of both the rights of Prudential shareholders and certain provisions of Prudential's Memorandum and Articles of Association. Rights of Prudential shareholders are set out in Prudential's Articles of Association or are provided for by English law. This document is a summary and, therefore, does not contain full details of Prudential's Memorandum and Articles of Association. A complete copy of Prudential's Memorandum and Articles of Association, adopted at the Annual General Meeting on 14 May 2009 and effective on 1 October 2009, was filed as an exhibit to Form 20-F for the year ended 31 December 2008. In addition, both the Memorandum and Articles of Association may be viewed on Prudential's website at: www.prudential.co.uk/prudential-plc/aboutpru/memorandum/

 Share capital

        On 31 December 2011, the Company's issued share capital, which is set out in note H11 to the consolidated financial statements in Item 18, consisted of 2,548,039,330 (2010: 2,545,594,506) ordinary shares of 5 pence each, all fully paid up and listed on the London Stock Exchange and the Stock Exchange of Hong Kong. Subject to applicable local securities law, the Company's shares may be registered on the main register in the UK or the Company's branch registers in Ireland or Hong Kong. The number of accounts on the share registers at 31 December 2011 was 63,338 (2010: 66,048). The Company maintains secondary listings on the New York Stock Exchange in the form of American Depositary Receipts which are referenced to ordinary shares on the main UK register, under a depositary agreement with J.P. Morgan, and on the Singapore Stock Exchange in the form of interests in shares, which are referenced to the shares on the Hong Kong register under a depository agreement with the Central Depository (Pte) Limited (the "CDP").

        In compliance with the Hong Kong Listing Rules, the Company has maintained a sufficiency of public float throughout the period.

        A number of dividend waivers are in place and these relate to shares issued but not allocated under the Group's employee share plans. These shares are held by the Trustees and will, in due course, be used to satisfy requirements under the Group's employee share plans.

        The issued share capital of Prudential is not currently divided into different classes of shares. The Companies Act 2006 abolished the requirement for a company to have an authorised share capital.

        As at 12 March 2012, the directors retained authority granted at the Annual General Meeting on 19 May 2011 to allot before the earlier of 30 June 2012 and the following Annual General Meeting, ordinary shares of up to an aggregate nominal value of £42,461,520 subject to limitations and reductions in certain circumstances. Of those shares, directors would retain authority to allot equity securities for cash up to a maximum nominal value of £6,369,234 without first being required to offer such securities to shareholders in proportion with their existing holding. In the case of a rights issue, directors retained authority to allot equity securities in favour of ordinary shareholders up to an aggregate nominal amount equal to £84,923,041 subject to reduction in certain circumstances.

        At the Annual General Meeting scheduled to be held on 17 May 2012, the shareholders are to vote on granting the directors similar authorities to allot ordinary shares, before the earlier of 30 June 2013 and the following Annual General Meeting.

        In addition the directors have authority to allot Sterling preference shares up to a maximum nominal amount of £20 million, Dollar preference shares up to a maximum nominal amount of US$20 million, and Euro preference shares up to a maximum nominal value of €20 million, the terms of which will be determined by the Board on allotment.

        The Board shall determine whether the preference shares are to be redeemable, their dividend rights, their rights to a return of capital or to share in the assets of the Company on a winding up or liquidation and their rights to attend and vote at general meetings of the Company prior to the date on which the preference shares are allotted. Under the Company's Articles of Association (which came into effect on 1 October 2009), the Board has discretion to determine the terms and manner of redemption of redeemable shares when the shares are allotted.

        The Board may only capitalise any amounts available for distribution in respect of any series or class of preference shares if to do so would mean that the aggregate of the amounts so capitalised would be less than the multiple, if any, determined by the Board of the aggregate amount of the dividends payable in the 12 month period following the capitalisation on the series or class of preference shares and on any other preference shares in issue which rank pari passu in relation to participation in profits. This restriction may be overturned with either: (i) the written consent of the holders of at least three-quarters in nominal value; or (ii) a special resolution passed at a general meeting of the holders of the class or series of preference shares.

Dividends and other distributions

        Under English law, Prudential may pay dividends only if distributable profits are available for that purpose. Distributable profits are accumulated, realised profits not previously distributed or capitalised, less accumulated, realised losses not previously written off in a reduction or reorganisation of capital. Even if distributable profits are available, Prudential may only pay dividends if the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves, including, for example, the share premium account, and the payment of the dividend does not reduce the amount of the net assets to less than that aggregate. Subject to these restrictions, Prudential's directors may recommend to ordinary shareholders that a final dividend be declared, recommend the amount of any such dividend, determine whether to pay a distribution by way of an interim dividend, and the amount of any such interim dividend out of the profits of the Company, but must take into account Prudential's financial position. Final dividends become a legal liability of a company upon the later of the date they are declared by shareholders and the date the shareholder approval expresses them to be payable. Interim dividends only become a legal liability of a Company at the moment they are paid, unless a company's Articles of Association provide for declaration of interim dividends by directors. The Company's Articles do not provide for declaration of interim dividends.

        The Company or its directors determine the date on which Prudential pays dividends. Prudential pays dividends to the shareholders on the register on the record date in proportion to the number of shares held by each shareholder. There are no fixed dates on which entitlements to dividends arise. Interest is not payable on dividends or other amounts payable in respect of shares.

        Prudential's directors have the discretion to offer shareholders the right to elect to receive shares instead of a cash dividend. The aggregate value of shares that a shareholder may receive under such an election is as nearly as possible equal to (but not greater than) the cash amount the shareholder would have received. Prudential does not issue fractions of shares. Prudential's directors may exclude shareholders from the right to receive shares instead of cash dividends if Prudential's directors believe that extending the election to such shareholders would violate the laws of any territory or for any other reason the directors consider in their absolute discretion appropriate.

        If a shareholder does not claim a dividend within 12 years of such dividend becoming due for payment, such shareholder forfeits their right to receive it. Such unclaimed amounts may be invested or otherwise used for Prudential's benefit.

Shareholder meetings

        English law provides for shareholders to exercise their power to decide on corporate matters at general meetings. In accordance with English law, the Company is required to call and hold annual general meetings. At annual general meetings, shareholders receive and consider the statutory accounts and the reports by the Company's auditor and its directors, approve the directors' remuneration report, elect and re-elect directors, declare final dividends, approve the appointment of the Company's auditor, authorise the directors to determine the auditor's remuneration, and transact any other business which ought to be transacted at a general meeting, either pursuant to the Articles of Association or English law. General meetings to consider specific matters may be held at the discretion of Prudential's directors and must be convened, in accordance with English law, following the written request of shareholders representing at least five per cent of the voting rights of the issued and paid-up share capital. The quorum required under Prudential's Articles of Association for a general meeting is two shareholders present in person or by proxy and entitled to vote on the business to be transacted.

        Under the Shareholders' Rights Directive (which was implemented in the UK with effect from 3 August 2009) notice periods for all general meetings have to be 21 days, except for a meeting (i) which is not an Annual General Meeting, (ii) for which an electronic facility for voting and appointing proxies is available to all members, and (iii) in respect of which a company obtains shareholder approval annually to retain the shorter 14-day notice period. Prudential has been able to call general meetings (other than annual general meetings) on 14-days' notice and obtained shareholder approval at the Annual General Meeting on 19 May 2011 to enable it to continue to do so after the implementation of the Directive. The approval will be effective until the Company's Annual General Meeting in 2012 when a similar resolution will be proposed.

Voting rights

        Voting at any meeting of shareholders is by show of hands unless the Company's intention to call a poll on the resolution is stated in the notice to the general meeting or, before or on the declaration of the result of a vote on the show of hands or on the withdrawal of any other demand for a poll, a poll is duly demanded. A poll may be demanded as described below. On a show of hands every shareholder holding ordinary shares who is present in person, or a duly appointed proxy or in the case of a corporation, its duly authorised corporate representative, has one vote. On a poll, every shareholder who is present in person or by proxy and every duly authorised corporate representative has one vote for every share held. Only the holders of fully paid shares are allowed to attend, be counted in the quorum at meetings and vote. If more than one joint shareholder votes, only the vote of the shareholder whose name appears first in the register is counted. A shareholder whose shareholding is registered in the name of a nominee may only attend and vote at a general meeting if appointed by his or her nominee as a proxy or a corporate representative.

        Resolutions of Prudential's shareholders generally require the approval of a majority of the shareholders to be passed. Such resolutions, referred to as ordinary resolutions, require:

  •
  on a show of hands, a majority in number of the shareholders present and voting in person or by duly appointed proxies or (in the case of corporate shareholders) by authorised corporate representatives to vote in favour, or

  •
  on a poll, more than 50 per cent of the votes cast to be in favour.

        Some resolutions, referred to as special resolutions, such as a resolution to amend the Articles of Association, require a 75 per cent majority. Such special resolutions require:

  •
  on a show of hands, at least 75 per cent of the shareholders present and voting in person or by duly appointed proxies or (in the case of corporate shareholders) by authorised corporate representative to vote in favour, or

  •
  on a poll, at least 75 per cent of the votes cast to be in favour.

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

Transfer of shares

        Transfers of shares may be made by an instrument of transfer. An instrument of transfer must be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. The transferor remains the holder of the relevant shares until the name of the transferee is entered in the share register. Transfers of shares may also be made by a computer-based system transferred without a written instrument in accordance with English law. The directors may in certain circumstances refuse to register transfers of shares, but only if such refusal does not prevent dealings in the shares from taking place on an open and proper basis. If the directors refuse to register a transfer they must send the transferee notice of the refusal within two months stating the reason(s) for such refusal.

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

Winding-up

        Prudential is subject to the general insolvency law applicable to UK companies.

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

        At every Annual General Meeting, any director who has been appointed by the Board since the last Annual General Meeting; or who held office at the time of the two preceding Annual General Meetings and who did not retire at either of them; or who has held office with the Company, other than employment or executive office, for a continuous period of nine years or more at the date of the meeting, shall retire from office and may offer himself or herself for re-election by shareholders. Shareholders may remove any director before the end of his or her term of office by ordinary resolution and may appoint another person in his or her place by ordinary resolution. The UK Corporate Governance Code, contains a provision recommending that directors stand for annual re-election at the

Annual General Meeting. In line with these provisions, all directors are expected to stand for re-election at each Annual General Meeting commencing at the 2012 Annual General Meeting.

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

Disclosure of interests

        There are no provisions in Prudential's Articles of Association that require persons acquiring, holding or disposing of a certain percentage of Prudential's shares to make disclosure of their ownership percentage. The basic disclosure requirement under Part 6 of the Financial Services and Markets Act 2000 and Rule 5 of the Disclosure and Transparency Rules of the Financial Services Authority imposes a statutory obligation on a person to notify Prudential and the Financial Services Authority of the percentage of the voting rights in Prudential he or she directly or indirectly holds or controls, or has rights over, through his direct or indirect holding of certain financial instruments, if the percentage of those voting rights:

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

        A director may not vote or be counted in the quorum in relation to any resolution of the Board in respect of any contract in which he or she has an interest. This prohibition does not, however, apply to any resolution where that interest cannot reasonably be regarded as likely to give rise to a conflict of interest or where that interest arises only from certain matters specified in the Articles of Association (filed as an exhibit to Form 20-F), including the following:

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

        The Company may by ordinary resolution suspend or relax these provisions to any extent or ratify any contract not properly authorised by reason of a contravention of these provisions contained in its Articles of Association.

        In accordance with English company law, the Articles of Association allow the Board to authorise any matter which would otherwise involve a director breaching his duty under the Companies Act 2006 to avoid conflicts of interest or potential conflicts of interest and the relevant director is obliged to conduct himself or herself in accordance with any terms imposed by the Board in relation to such authorisation.

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

Directors' remuneration

        The remuneration of the executive directors and the Chairman is determined by the Remuneration Committee, which consists of non-executive directors. The remuneration of the non-executive directors is determined by the Board. For further details see Item 6, 'Directors, Senior Management and Employees—Compensation'.

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

Material Contracts

        Not applicable.

Exchange Controls

        Other than the requirement to report certain events and transactions to HM Revenue and Customs, there are currently no UK laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange controls, or that affect the remittance of dividends or other payments to non-UK residents or to US holders of Prudential's securities, except as otherwise set forth under '—Taxation' in this section.

 Taxation

        The following is a summary, under current law and practice, of the principal UK tax, US federal income tax, Hong Kong and Singapore tax considerations relating to an investment by a US taxpayer in Prudential ordinary shares or ADSs. This summary applies to you only if:

  •
  you are an individual US citizen or resident, a US corporation, or otherwise subject to US federal income tax on a net income basis in respect of your holding of Prudential ordinary shares or ADSs;

  •
  you hold Prudential ordinary shares or ADSs or shares held or traded in Singapore through CDP as a capital asset for tax purposes;

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

        This summary does not address any tax consideration other than certain UK tax, US federal income tax, Hong Kong tax and Singapore tax considerations and does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor, and does not address the tax treatment of investors that are subject to special rules. Prudential has assumed that you are familiar with the tax rules applicable to investments in securities generally and with any special rules to which you may be subject. You should consult your own tax advisers regarding the tax consequences of the ownership of Prudential ordinary shares or ADSs in the context of your own particular circumstances.

        The discussion is based on laws, treaties, judicial decisions, and regulatory interpretations in effect on the date hereof, all of which are subject to change possibly retrospectively.

        Beneficial owners of ADSs will be treated as owners of the underlying Prudential ordinary shares for US federal income tax purposes and for purposes of the 24 July 2001 Treaty between the United States and the United Kingdom. Deposits and withdrawals of Prudential ordinary shares in exchange for ADSs generally will not result in the realisation of gain or loss for US federal income tax purposes.

UK Taxation of Dividends

        UK tax is not required to be withheld in the United Kingdom at source from cash dividends paid to US resident holders.

UK Taxation of Capital Gains

        A holder of Prudential ordinary shares or ADSs who for UK tax purposes is a US corporation that is not resident in the United Kingdom will not be liable for UK taxation on capital gains realised on the disposal of Prudential ordinary shares or ADSs unless at the time of disposal:

  •
  the holder carries on a trade in the United Kingdom through a permanent establishment in the United Kingdom, and

  •
  the Prudential ordinary shares or ADSs are or have been used, held or acquired for use by or for the purposes of such trade or permanent establishment.

        Subject to the comments in the following paragraph, a holder of Prudential ordinary shares or ADSs who, for UK tax purposes, is an individual who is neither resident nor ordinarily resident in the United Kingdom will not be liable for UK taxation on capital gains realised on the disposal of Prudential ordinary shares or ADSs unless at the time of the disposal:

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

        However, as a result of the UK-US estate tax treaty, Prudential ordinary shares which are registered on the main Prudential share register or ADSs held by an individual who is domiciled in the United States for the purposes of the UK-US estate tax treaty and who is not a UK national will, subject to special rules relating to trusts and settlements, not be subject to UK inheritance tax on that individual's death or on a gift of the Prudential ordinary shares or ADSs unless the Prudential ordinary shares or ADSs:

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

 UK Stamp Duty and Stamp Duty Reserve Tax

        Relevant legislation provides that UK stamp duty is payable on a transfer of, and UK stamp duty reserve tax ('SDRT') is payable upon a transfer or issue of, Prudential ordinary shares to the depositary of Prudential ordinary shares that is responsible for issuing ADSs (the 'ADS Depository'), or a nominee or agent of the ADS depositary, in exchange for American Depository Receipts ('ADRs') representing ADSs. For this purpose, the current rate of stamp duty and stamp duty reserve tax is 1.5 per cent (rounded up, in the case of stamp duty, to the nearest £5). Where Prudential ordinary shares are transferred to the ADS depository, the rate is applied under the legislation, in each case, to the amount or value of the consideration given for the Prudential ordinary shares or, in some circumstances where consideration is not in money or money's worth, to the value of the Prudential ordinary shares at the time of transfer. To the extent that such stamp duty is paid on any such transfer of Prudential ordinary shares, no stamp duty reserve tax should be payable on that transfer.

        Where Prudential ordinary shares are issued to the ADS depository the rate is applied, in such case, to the issue price. Following a ruling of the European Court of Justice in 2009 and subsequent announcements by the HMRC, the 1.5 per cent charge to stamp duty reserve tax on the issue of shares by a limited liability company incorporated under English law (i) into a clearance service within the EU or (ii) to an issuer of depositary receipts within the EU pursuant to an arrangement for the issue of depositary receipts representing such shares no longer applies. The position in relation to the issue of shares into clearance systems or depositary receipt schemes outside the EU, such as to the ADS Depository, and the treatment of transfers of shares after they have been placed into clearance services or depositary receipt schemes remains unclear and the law in this area may be particularly susceptible to change. In addition, Section 54 of the Finance Act 2010 has removed certain exemptions which applied to transfers from clearance systems or issuers of depositary receipts based in the EU to clearance systems or issuers of depositary receipts based outside the EU. It is recommended that, where this charge could arise, independent professional tax advice be sought.

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

        Subject to the special rules relating to clearance systems and issuers of depository receipts, a transfer for value of Prudential ordinary shares (but excluding Prudential ordinary shares registered on the Hong Kong or Irish branch register unless the instruments of transfer is executed in the UK), as opposed to ADSs, will generally give rise to a charge to UK stamp duty or stamp duty reserve tax, other than where the amount or value of the consideration for the transfer is £1,000 or under and the transfer instrument is certified at £1,000 (a 'Low Value Transaction'), at the rate of 0.5 per cent (rounded up, in the case of stamp duty, to the nearest £5). The rate is applied to the price payable for the relevant Prudential ordinary shares. To the extent that UK stamp duty is paid on a transfer of Prudential ordinary shares, no stamp duty reserve tax should generally be payable on the agreement for that transfer. Subject to certain special rules relating to clearance services, a transfer of ordinary shares from a nominee to their beneficial owner (other than on sale), including a transfer of underlying Prudential ordinary shares from the ADS depositary or its nominee to an ADS holder, is not subject to UK stamp duty. No UK stamp duty reserve tax should be payable on an agreement to transfer Prudential ordinary shares registered on the Hong Kong or Irish branch registers, subject to the special rule relating to clearance systems and issuers of depository receipts.

        UK stamp duty is usually paid by the purchaser. Although stamp duty reserve tax is generally the liability of the purchaser, any such tax payable on the transfer or issue of Prudential ordinary shares to the ADS depositary or its nominee will (subject to the change referred to above) be payable by the ADS depositary as the issuer of the ADSs. In accordance with the terms of the Deposit Agreement, the ADS depositary will recover an amount in respect of such tax from the initial holders of the ADS.

US Federal Income Tax Treatment of Distributions on Prudential Ordinary Shares or ADSs

        If Prudential pays dividends, you must include those dividends in your income when you receive them. The dividends will be treated as foreign source income. You should determine the amount of your dividend income by converting pounds sterling into US dollars at the exchange rate in effect on the date of your (or the depositary's, in the case of ADSs) receipt of the dividend. Subject to certain exceptions for short-term and hedged positions, the US dollar amount of dividends received by an individual before 1 January 2013, will be subject to taxation at a maximum rate of 15 per cent if the dividends are 'qualified dividends.' Dividends received with respect to the ordinary shares or ADSs will be qualified dividends if Prudential was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company ('PFIC'). Based on the nature of its business activities and its expectations regarding such activities in the future, Prudential believes that it was not treated as a PFIC within the meaning of the Code with respect to its 2011 taxable year and does not anticipate becoming a PFIC for its 2012 taxable year.

US Federal Income Tax Treatment of Capital Gains

        If you sell your Prudential ordinary shares or ADSs, you will recognise a US source capital gain or loss equal to the difference between the US dollar value of the amount realised on the disposition and the US dollar basis in the ordinary shares of the ADSs. A gain on the sale of Prudential ordinary shares or ADSs held for more than one year will be treated as a long-term capital gain. The net long-term capital gain recognised before 2013 generally is subject to taxation at a maximum rate of 15 per cent. Your ability to offset capital losses against ordinary income is subject to limitations.

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

Hong Kong Taxation on gains of sale

        No tax is imposed in Hong Kong in respect of capital gains. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where the trading gains are derived from or arise in Hong Kong will be chargeable to Hong Kong profits tax. Hong Kong profits tax is currently charged at the rate of 16.5 per cent on corporations and at a maximum rate of 15 per cent on individuals. Certain categories of taxpayers whose business consists of buying and selling shares are likely to be regarded as deriving trading gains rather than capital gains (eg financial institutions, insurance companies and securities dealers) unless these taxpayers can prove that the investment securities are held for long-term investment purposes.

        Trading gains from the sale of the Prudential Shares by US resident holders effected on the Hong Kong Stock Exchange will be considered to be derived from Hong Kong. A liability for Hong Kong profits tax would thus arise in respect of trading gains derived by US resident holders from the sale of Prudential Shares effected on the Hong Kong Stock Exchange where such trading gains are realised by US resident holders from a business carried on in Hong Kong.

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

Hong Kong Estate duty

        Hong Kong estate duty has been abolished with effect to all deaths occurring on or after 11 February 2006.

Singapore Taxation on gains of sale

Disposal of the Prudential Shares

        Singapore does not impose tax on capital gains. There are no specific laws or regulations which deal with the characterisation of whether a gain is income or capital in nature. Gains arising from the disposal of the Prudential Shares by US resident holders may be construed to be of an income nature and subject to Singapore income tax, especially if they arise from activities which are regarded as the carrying on of a trade or business and the gains are sourced in Singapore.

Adoption of FRS 39 for Singapore Tax Purposes

        Any US resident holders who apply, or who are required to apply, the Singapore Financial Reporting Standard 39 Financial Instruments—Recognition and Measurement ('FRS 39') for the purposes of Singapore income tax may be required to recognise gains or losses (not being gains or losses in the nature of capital) in accordance with the provisions of FRS 39 (as modified by the applicable provisions of Singapore income tax law) even though no sale or disposal is made. Taxpayers who may be subject to such tax treatment should consult their own accounting and tax advisers regarding the Singapore income tax consequences of their acquisition, holding and disposal of the Prudential Shares.

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

        Foreign-sourced dividends received or deemed received in Singapore by an US resident individual not resident in Singapore is exempt from Singapore income tax. This exemption will also apply in the case of a Singapore tax resident individual who receives his foreign-sourced income in Singapore on or after 1 January 2004 (except where such income is received through a partnership in Singapore).

        Foreign-sourced dividends received or deemed received by corporate investors in Singapore (including US investors) will ordinarily be liable to Singapore tax. However, foreign-sourced income in the form of dividends, branch profits and service income received or deemed to be received in Singapore by Singapore tax resident companies on or after 1 June 2003 can be exempt from tax if certain prescribed conditions are met, including the following:

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

  (i)
  on the issuance of Prudential Shares; and

  (ii)
  on any transfer of Prudential Shares.

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

Singapore Estate duty

        Singapore estate duty has been abolished with respect to all deaths occurring on or after 15 February 2008.

Singapore Goods and Services Tax

        There is no Goods and Services Tax ('GST') payable in Singapore on the subscription or issuance of the Prudential Shares. The clearing fees, instruments of transfer deposit fees and share withdrawal fees are subject to GST at the prevailing standard-rate (currently 7per cent) if the services are provided by a person belonging to Singapore to a holder of the Prudential Shares. However, such fees could be zero-rated when provided to a US resident holder of the Prudential Shares belonging outside Singapore provided certain conditions are met. For a holder of the Prudential Shares belonging in Singapore who is registered for GST, the GST incurred is generally not recoverable as input tax credit from the Inland Revenue Authority of Singapore unless certain conditions are satisfied. These GST-registered holders of the Prudential Shares should seek the advice of their tax advisors on these conditions.

 Documents on Display

        Prudential is subject to the informational requirements of the Securities Exchange Act of 1934 applicable to foreign private issuers. In accordance with these requirements, Prudential files its Annual Report on Form 20-F and other documents with the Securities and Exchange Commission. You may read and copy this information at the following location:

Public Reference Room
100 F Street, N.E.
Room 1580
Washington, D.C. 20549

        Please call the SEC at (202) 551 8090 for further information on the public reference room. Copies of these materials can also be obtained by fax (202) 777 1027, by email to PublicInfo@sec.gov or mail at prescribed rates from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E., Room 1580, Washington, D.C. 20549-0213. In addition, some of Prudential's filings with the Securities and Exchange Commission, including all those filed on or after 4 November 2002, are available on the Securities and Exchange Commission's website at www.sec.gov, and on the New York Stock Exchange's website at www.nyse.com.

        Prudential also files reports and other documents with the London, Hong Kong and Singapore stock exchanges. This information may be viewed on the websites of each of those exchanges as follows: the London Stock Exchange at www.londonstockexchange.com, the Hong Kong Stock Exchange at www.hkex.com.hk and the Singapore Stock Exchange at www.sgx.com, as well as via the National Storage Mechanism at www.hemscott.com/nsm.do. All reports and other documents filed with the each of the exchanges are also published on Prudential's website at www.prudential.co.uk.

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

        Prudential's Group Risk Framework requires that all of the Group's businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group. The Group Risk Framework is based on the concept of 'three lines of defence': Risk management; risk oversight and independent assurance. Primary responsibility for strategy, performance management and risk control lies with the Board, which has established the Group Risk Committee to assist in providing leadership, direction and oversight, and with the Group Chief Executive and the chief executive of each business unit. Risk oversight is provided by Group-level risk committees, chaired by the Group Chief Risk Officer or the Chief Financial Officer. Independent assurance on the Group's internal control and risk management systems is provided by the Group Audit Committee, supported by the Group-wide Internal Audit.

        The Group's risk reporting framework forms an important part of the Group's business processes and planning. Business units review their risks as well as opportunities as part of their business plans, and risks against business objectives are regularly discussed with Group executive management.

        Additional information on the Group's risk framework is included in the risk and capital management section under 'Group Risk Framework in Item 4 Information on the Company'.

        The management of the risk attached to the Group's financial instruments and insurance liabilities, together with the inter-relationship with the management of capital is summarised in the following sections.

Major Risks

        Specific business environmental and operational risks are discussed under Item 3, 'Key Information—Risk Factors' and Item 5, 'Operating and Financial Review and Prospects—Internal control and risk management' and 'Operating and Financial Review and Prospects—Principal Factors Affecting Prudential Results of Operations'. Risks discussed under Item 4, 'Information on the Company—Business of Prudential' include 'Business of Prudential—UK Business' and 'Business of Prudential—Legal Proceedings'.

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

        As at 31 December 2011, the Group held 21 per cent (2010: 18 per cent) and 9 per cent (2010: 14 per cent) of its financial assets and financial liabilities respectively, in currencies, mainly US dollar and Euro, other than the functional currency of the relevant business unit.

        Financial assets, of which 55 per cent (2010: 70 per cent) are held by the PAC with-profits fund, allow the PAC with-profits fund to obtain exposure to foreign equity markets.

        Financial liabilities, of which 28 per cent (2010: 28 per cent) are held by the PAC with-profits fund, mainly relate to foreign currency borrowings.

        The exchange risks inherent in these exposures are mitigated through the use of derivatives, mainly forward currency contracts (note G3 to the consolidated financial statements in Item 18).

        The amount of exchange gains recognised in the income statement in 2011, except for those arising on financial instruments measured at fair value through profit and loss, is £1 million (2010: £82 million loss; 2009: £201 million loss). This constitutes £11 million loss (2010: £16 million loss; 2009: £41 million loss) on Medium Term Notes (MTN) liabilities and £12 million of net gains (2010: £98 million net loss;2009: £160 million loss), mainly arising on investments of the PAC with-profits fund. The gains/losses on MTN liabilities are fully offset by value movements on cross-currency swaps, which are measured at fair value through profit and loss.

 Currency of Core Borrowings

        Prudential is subject to certain interest rate risk and foreign exchange risk on its core borrowings. At 31 December 2011, there was £1,611 million of pounds sterling debt, £1,983 million, or approximately $3,082 million, of US dollar debt and £17 million, or approximately €20 million of Euro debt. £3,344 million of the core debt was at fixed rates of interest and £267 million was at or has been swapped into floating rates of interest.

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

Interest Rate Risk—Long-term Debt

        The table below quantifies the estimated increase in fair value of long-term borrowings at 31 December 2011 and 2010, resulting from a 100 basis point reduction in interest rates at those dates. The carrying value of short-term borrowings, which approximates their fair value, would not be materially increased by a 100 basis point reduction in interest rates. Prudential believes this to be a reasonably possible near-term market change for interest rates.

	31 December 2011			31 December 2010

	Carrying Value	Fair Value	Estimated Increase in Fair Value	Carrying Value	Fair Value	Estimated Increase in Fair Value

	(In £ millions)
Long-term borrowings
Bonds, €500 million aggregate principal amount, 5.75 per cent due 2021(i)	—	—	—	428	424	4
Bonds, £300 million aggregate principal amount, 6.875 per cent due 2023	300	356	34	300	333	31
Bonds, £250 million aggregate principal amount, 5.875 per cent due 2029	249	270	32	249	248	28
Bonds, £435 million aggregate principal amount, 6.125 per cent, due 2031	428	423	46	428	406	44
Bonds, £400 million aggregate principal amount, 11.375 per cent, due 2039	384	509	35	382	525	42
Capital securities, $1,000 million aggregate principal amount, 6.5 per cent perpetual	644	560	68	639	584	73
Capital securities, $250 million aggregate principal amount, 6.75 per cent perpetual(iii)	161	164	1	160	160	1
Capital securities, $300 million aggregate principal amount 6.5 per cent perpetual(iii)	193	196	—	192	189	—
Capital securities, $750 million aggregate principal amount, 11.75 per cent perpetual	477	550	16	472	558	21
Capital securities, $550 million aggregate principal amount, 7.75 per cent perpetual(iii)	348	343	40	—	—	—
Medium Term Subordinated Notes, €20 million, 2023(ii)	17	17	—	17	17	—

Total central companies	3,201	3,388	272	3,267	3,444	244

Insurance operations
Guaranteed bonds, £100 million, principal amount, 8.5 per cent undated subordinated	100	106	6	100	102	6
Surplus notes, $250 million principal amount, 8.15 per cent due 2027(v)	160	178	15	159	172	15

Total long-term business	260	284	21	259	274	21

Other operations
Bank Loans(iv)	250	250	—	250	250	—

Total	3,711	3,922	293	3,776	3,968	265

Notes

(i)
The €500 million 5.75 per cent borrowings have been swapped into borrowings of £333 million with interest payable at six month £LIBOR plus 0.962 per cent. The borrowings were repaid in December 2011.

(ii)
The €20 million borrowings were issued at 20-year Euro Constant Maturity Swap (capped at 6.5 per cent). These have been swapped into borrowings of £14 million with interest payable at three month £LIBOR plus 1.2 per cent.

(iii)
The US$250 million 6.75 per cent borrowings the US$300 million 6.5 per cent borrowings and the US$550 million 7.75 per cent borrowings can be converted, in whole or in part, at the Company's option and subject to certain conditions, on any interest payment date falling on or after 23 March 2010 and 23 March 2011 respectively, into one or more series of Prudential preference shares.

(iv)
The £250 million PruCap bank loan was made in December 2010 in two tranches: £135 million maturing in June 2014, currently drawn at a cost of twelve month £LIBOR plus 1.2 per cent and £115 million maturing on 20 December 2012, currently drawn at a cost of twelve month £LIBOR plus 0.99 per cent.

(v)
The Jackson borrowings are unsecured and subordinated to all present and future indebtedness, policy claims and other creditor claims of Jackson.

        There is no impact on profit at 31 December 2011 and 2010 as a result of these reductions in interest rates because the liabilities are recognised in the financial statements at carrying value, which is equal to their amortised cost.

Derivative Contracts

        As at 31 December 2011 the net market value exposure of derivatives was an asset of £601 million of which the largest exposures were held by the UK and US insurance operations. Excluding derivative contracts within assets held to cover linked liabilities and those attributable to unit holders of consolidated unit trusts and similar funds, as at 31 December 2011 the market value exposure of derivatives of the UK and US insurance operations was an asset of £1,027 million. The tables below show the sensitivity of the UK and US insurance operations derivatives, measured in terms of fair value, to equity and real estate market increases and decreases of 10 per cent and to interest rate increases and decreases of 100 basis points. Prudential believes these increases and decreases to be reasonably possible near-term market changes. These exposures will change as a result of ongoing portfolio and risk management activities.

	31 December 2011			31 December 2010

	10 per cent Equity & Real Estate Increase Increase/(decrease) in Fair Value	Fair Value	10 per cent Equity & Real Estate Decrease Increase/(decrease) in Fair Value	10 per cent Equity & Real Estate Increase Increase/(decrease) in Fair Value	Fair Value	10 per cent Equity & Real Estate Decrease Increase/(decrease) in Fair Value

	(£ millions)
United Kingdom—insurance operations
With-profits fund (including PAL)	(13)	134	47	27	158	(22)
Shareholder-backed annuities	—	114	—	—	78	—
SAIF	8	(11)	(7)	14	22	(13)
United States—insurance operations	(657)	790	666	(372)	(154)	452

Total	(662)	1,027	706	(331)	104	417

	31 December 2011			31 December 2010

	100 bp Interest Rate Increase Increase/(decrease) in Fair Value	Fair Value	100 bp Interest Rate Decrease Increase/(decrease) in Fair Value	100 bp Interest Rate Increase Increase/(decrease) in Fair Value	Fair Value	100 bp Interest Rate Decrease Increase/(decrease) in Fair Value

	(£ millions)
United Kingdom—insurance operations
With-profits fund (including PAL)	7	134	13	73	158	(75)
Shareholder-backed annuities	(102)	114	129	(80)	78	103
SAIF	18	(11)	(20)	10	22	(11)
United States—insurance operations	(592)	790	735	(277)	(154)	363

Total	(669)	1,027	857	(274)	104	380

Limitations

        The above sensitivities do not consider that assets and liabilities are actively managed and may vary at the time any actual market movement occurs. There are strategies in place to minimise the exposure to market fluctuations. For example, as market indices fluctuate, Prudential would take certain actions including selling investments, changing investment portfolio allocation, and adjusting bonuses credited to policyholders. In addition, these analyzes do not consider the effect of market changes on new business generated in the future.

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

Item 12. Description of Securities other than Equity Securities

Payments received from the ADR Depositary

Direct payments

        J.P. Morgan Chase Bank, N.A. is the depositary ('ADR Depositary') of Prudential's ADR program. The ADR Depositary has agreed to reimburse Prudential for certain reasonable expenses related to Prudential's ADR program and incurred by Prudential in connection with the ADR program. Pursuant to this agreement, Prudential can claim up to US$75,000 for each incremental increase of 4,000,000 American Depositary Shares (ADS) issued and outstanding above the prior year's balance. The reimbursements shall be used by Prudential for actual expenses incurred in connection with the program during the contract year (year ending 19 May in each year), including but not limited to, expenses related to US investor relations servicing, US investor presentations, financial advertising and public relations.

        No reimbursements were made by the ADR Depositary to Prudential in 2011. However, expenses in the sum of USD 75,000 which were incurred during the 2009 contract year were eligible for reimbursements and claimed during 2010.

Indirect payments

        As part of its service to Prudential, the ADR Depositary has agreed to waive the following fees for the standard costs associated with the maintenance of the ADR programme:

Category	Limit

General services, AGM services, report mailing services	up to US$5,000 per contract year

        The amount of fees waived in each of the 2010 and 2011 contract years was US$5,000.

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

Item 13. Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14. Material Modifications to the Rights of Security Holders

        None.

Item 15. Controls and Procedures

        Management has evaluated, with the participation of Prudential plc's Group Chief Executive and Chief Financial Officer, the effectiveness of Prudential plc's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended ('Exchange Act')) as of 31 December 2011. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon Prudential plc's evaluation, Prudential plc's Group Chief Executive and Chief Financial Officer have concluded that as of 31 December 2011 Prudential plc's disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Prudential plc in the reports Prudential plc files and submits under the Exchange Act is recorded, processed, summarised and reported, within the time periods specified in the applicable rules and forms and that it is accumulated and communicated to Prudential plc's management, including Prudential plc's Group Chief Executive and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

        Prudential plc is required to undertake an annual assessment of the effectiveness of internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act 2002 ('Section 404'). In accordance with the requirements of Section 404 the following report is provided by management in respect of Prudential plc's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act).

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

        Management has conducted, with the participation of Prudential plc's Group Chief Executive and Chief Financial Officer, an evaluation of the effectiveness of internal control over financial reporting based on the criteria set forth in 'Internal Control—Integrated Framework' issued by the Committee of Sponsoring Organizations of the Treadway Commission ('COSO'). Based on the assessment under these criteria, management has concluded that, as of 31 December 2011, Prudential plc's internal control over financial reporting was effective. In addition, there have been no changes in Prudential plc's internal control over financial reporting during 2011 that have materially affected, or are reasonably likely to affect materially, Prudential plc's internal control over financial reporting.

        KPMG Audit Plc, which has audited the consolidated financial statements of Prudential plc for the year ended 31 December 2011, has also audited the effectiveness of Prudential plc's internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). KPMG Audit Plc's report on internal control over financial reporting is included in their combined report shown on page F-2 in Item 18.

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

 Item 16C. Principal Accountant Fees and Services

        The Group Audit Committee (the 'Committee') has a key oversight role in relation to the external auditor, KPMG Audit Plc, whose primary relationship is with the Committee. The Group's Auditor Independence Policy ensures that the independence and objectivity of the external auditor is not impaired. The policy sets out four key principles which underpin the provision of non-audit services by the external auditor, namely that the auditor should not:

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

Auditor fees

        During the year ended 31 December 2011 the Committee approved fees of £13.3 million to its auditor, KPMG Audit Plc, for audit services and other services supplied pursuant to relevant legislation. In addition, the Committee approved fees of £2.9 million to KPMG for services not related to audit work which accounted for 18 per cent of total fees paid to the external auditor in the year. In accordance with the Group's Auditor Independence Policy, all services were approved prior to work commencing and each of the non-audit services was confirmed to be permissible for the external auditor to undertake as defined by the Sarbanes-Oxley Act. The Committee reviewed the non-audit services being provided to the Group by KPMG at regular intervals during 2011.

        Total fees payable to KPMG for the fiscal years ended 31 December are set out below:

	2011	2010

	(£ million)	(£ million)
Fees payable to the Company's auditor for the audit of the Company's annual accounts	2.1	1.9
Fees payable to the Company's auditor and its associates for other services:
Audit of subsidiaries pursuant to legislation	6.1	6.1
Audit related assurance services	2.6	2.5
Tax compliance services	0.6	0.4
Other assurance services	0.5	0.6
Services relating to corporate finance transactions excluding the AIA transaction	0.5	0.1
All other services	0.3	0.4
Services relating to the AIA transaction	—	5.5

Total	12.7	17.5

        In addition, there were fees of £0.1 million (2010: £0.1 million) for the audit of pension schemes.

 2011

        Fees of £2.1 million for the audit of Prudential's annual accounts comprised statutory audit fees of £0.9 million, US reporting audit fees of £0.5 million and EEV reporting audit fees of £0.7 million. Fees of £6.1 million for audit of subsidiaries and associates pursuant to legislation mainly related to the audit of local and statutory accounts and to statutory audit work in connection with the submission of results to be consolidated in Prudential's annual accounts.

        Fees of £2.6 million for audit related assurance services supplied pursuant to legislation comprised of Sarbanes-Oxley reporting of £0.7 million, interim and regulatory reporting of £1.8 million and fees of £0.1 relating to valuation services.

        Fees of £0.6 million for services relating to taxation related to tax compliance throughout the Group.

        Fees of £0.5 million for all other assurance services comprised services in respect of accounting and regulatory requirements of £0.1 million services, in respect of attestation letters of £0.3 million, and services in respect of compliance of legislation of £0.1 million.

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

        Fees of £2.5 million for audit related assurance services supplied pursuant to legislation comprised of Sarbanes-Oxley reporting of £0.5 million, interim and regulatory reporting of £1.9 million and fees of £0.1 million for valuation and actuarial services related to work in connection with MCEV and with the investigation into possible re-attribution of the inherited estate.

        Fees of £0.4 million for services relating to taxation related to tax compliance throughout the Group.

        The fees for services relating to the AIA transaction of £5.5 million were primarily comprised of the following services:

  •
  Accountants' Report on historical financial information on Prudential Group

  •
  Consulting Actuaries' Report on AIA EEV information

  •
  Technical accounting advice

  •
  Financial due diligence

  •
  Working capital review

  •
  Synergies review

  •
  Extraction comfort

Auditor performance and independence

        As part of its work during the year, the Committee assessed the performance of the external auditor, its independence and objectivity, and the effectiveness of the audit process. In addition to questioning the external auditor, which is a regular feature of meetings, the review of the effectiveness of the external audit process was conducted through a questionnaire-based exercise administered by Group-wide Internal Audit. The Committee reviewed the external audit strategy and received reports from the auditor on its own policies and procedures regarding independence and quality control, including an annual confirmation of its independence in line with industry standards.

Re-appointment of auditor

        The Group operates a policy under which at least once every five years a formal review is undertaken by the Committee to assess whether the external audit should be re-tendered. The external audit was last put out to competitive tender in 1999 when the present auditor was appointed. Since 2005 the Committee has annually considered the need to re-tender the external audit service. It again considered this in February 2012 and concluded that there was nothing in the performance of the auditor requiring a change. In line with the Auditing Practices Board Ethical Statements and the Sarbanes-Oxley Act, the lead audit partner, who was appointed by KPMG Audit plc in 2007, will be replaced by a new lead audit partner in respect of the 2012 financial year.

        Following its review of the external auditor's effectiveness and independence, the Committee has recommended to the Board that KPMG Audit Plc be re-appointed as auditor of the Company and a resolution for the re-appointment of KPMG Audit Plc as auditor of the Company will be put to a shareholder vote at the Annual General Meeting on 17 May 2012.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16E. Purchases of Equity Securities by Prudential plc and Affiliated Purchasers

        The following table sets forth information with respect to purchases made by or on behalf of Prudential or any 'affiliated purchasers' (as that term is defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended) of Prudential's ordinary shares or American depositary shares for the year ended 31 December 2011.

Period	Total Number of Shares Purchased(1)	Average Price Paid Per Share	Total Number of Shares Purchased at Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under Plans or Programs

		(£)
1 January–31 January	12,723	6.83	N/A	N/A
1 February–28 February	11,688	7.13
1 March–31 March	2,106,702	7.24
1 April–30 April	263,361	7.44
1 May–31 May	174,614	7.49
1 June–30 June	1,418,209	7.15
1 July–31 July	98,334	6.95
1 August–31 August	1,520,620	5.95
1 September–30 September	19,273	5.97
1 October–31 October	15,385	6.07
1 November–30 November	110,951	6.24
1 December–31 December	2,456,692	6.20

Note

(1)
The shares listed in this column were acquired by employee benefit trusts during the year to satisfy future obligations to deliver shares under the Company's employee incentive plans, the savings related share option scheme and the share participation plan.

This table excludes Prudential plc shares purchased by investment funds managed by M&G in accordance with investment strategies that are established by M&G acting independently of Prudential plc.
  In addition, 177,642 shares were allotted to the employee benefit trusts in lieu of receiving cash dividends as part of Prudential's dividend re-investment program in May and September 2011.

Item 16G.   Corporate Governance

        On 4 November 2003, the New York Stock Exchange (the 'NYSE') established new corporate governance rules. The application of the NYSE's rules is restricted for foreign companies, recognising that they have to comply with domestic requirements. As a foreign private issuer, Prudential must comply with the following NYSE rules:

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

        As a company listed on the London Stock Exchange, Prudential is required to comply with the Listing Rules, Disclosure and Transparency Rules and Prospectus Rules issued by the Financial Services Authority, and to report and explain non-compliance with the UK Corporate Governance Code which is issued by the Financial Reporting Council. As a company listed on the Hong Kong Stock Exchange, Prudential is also required to comply with certain continuing obligations set forth in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the 'HK Listing Rules') and is expected to comply with or explain any deviation from the provisions of the Code on Corporate Governance Practices contained in Appendix 14 to the HK Listing Rules (the 'HK Code'). Any deviation from compliance with either corporate governance code is set out fully in the Governance Report in the Annual Report 2011.

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

The Board considers that Keki Dadiseth, Howard Davies, Michael Garrett, Ann Godbehere, Alistair Johnston, Paul Manduca , Kai Nargolwala, Kathleen O'Donovan and Lord Turnbull are 'independent' under the UK Code. The Board is therefore compliant with the composition requirement under the UK Code.
2

In order to tighten the definition of 'independent director' for purposes of these standards:

a)     No director qualifies as 'independent' unless the Board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organisation that has a relationship with the company). The listed company must comply with the disclosure requirements set forth in Item 407(a) of Regulation S-K.

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

        ii)     The director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $120,000 in direct compensation from the listed company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service). Prudential complies with the corresponding domestic requirements contained in the Code, which sets out the principles for the Company to determine whether a director is 'independent'.

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

In addition, in assessing whether its directors are 'independent', the Board considers a further list of factors set forth in the Hong Kong Listing Rules that the Hong Kong Stock Exchange takes into account in assessing the independence of non executive directors (without treating any such factor as necessarily conclusive). These include, among others, whether a director:

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

Throughout the year 2011 all non-executive directors were considered by the Board to be independent in character and judgment.
Executive Sessions
3
To empower non-management directors to serve as a more effective check on management, the non-management directors of each listed company must meet at regularly scheduled executive sessions without management.
Prudential complies with the equivalent provisions set out in the UK Code, which requires that the Chairman of Prudential should hold meetings with the non-executive directors without executives present. The Chairman of Prudential usually meets formally, at least annually, with the non-executive directors without the executive directors being present. During 2011, the Chairman met with the non-executive directors without the presence of the executive directors on seven occasions.
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

Prudential complies with the equivalent requirements set out in the UK Code, which requires that Prudential has a Remuneration Committee that is comprised of at least three independent non-executive directors.

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

Prudential complies with equivalent requirements set out in the UK Code, which requires that Prudential has an Audit Committee that is comprised entirely of at least three independent non-executive directors.

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

The Committee reviews management's and the external and internal auditors' reports on the effectiveness of systems for internal control, financial reporting and risk management. It also reviews the effectiveness of the Group Governance Framework.

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
7
a)     The audit committee must have a minimum of three members. All audit committee members must satisfy the requirements for independence set out in Section 303A.02 and, in the absence of an applicable exemption Rule I0A-3(b)(1).

Prudential complies with the equivalent provisions set out in the UK Code which requires that the Audit Committee should comprise a minimum of three 'independent' non-executive directors.

Prudential has determined that each member of its Audit Committee is 'independent' for the purposes of Rule 10A-3(6)(1) under the Securities Exchange Act and UK Code.

Prudential complies with the equivalent provisions set out in the UK Code which requires that the Board should satisfy itself that at least one member of the Audit Committee has recent and relevant financial experience. The Board of Prudential has designated that Ann Godbehere, Chairman of the Audit Committee, qualifies as an audit committee financial expert.
b) The audit committee must have a written charter that addresses: i) the committee's purpose—which, at minimum, must be to:
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

•    To review and monitor the external auditor's independence and objectivity and the effectiveness of the audit process, taking into consideration relevant UK professional and regulatory requirements; and

•    To make recommendations to the Board, for it to put to the shareholders for their approval in general meeting, in relation to the appointment, re-appointment and removal of the external auditor and to authorise the Board to set the remuneration and terms of engagement of the external auditor.

NYSE Corporate Governance Rules	Description of differences between Prudential's governance practice and the NYSE Corporate Governance Rules
(B) prepare the disclosure required by Item 407(d)(3)(i) of Regulation S-K;	The UK Code requires that there is a separate section in a Company's Annual Report which describes the work of the Committee in discharging its duties.
ii) an annual performance evaluation of the audit committee; and	A description of the Committee's evaluation is included in the Annual Report & Accounts.
iii) the duties and responsibilities of the audit committee—which, at a minimum, must include those set out in Rule 10A-3(b)(2), (3), (4) and (5) of the Exchange Act, as well as to:

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

                (B)   Meet to review and discuss the listed company's annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing the listed company's specific disclosures under 'Management's Discussion and Analysis of Financial Condition and Results of Operations';

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
Prudential's Audit Committee reviews the Company's internal financial controls and, unless expressly addressed by the Board itself, reviews the Company's internal control and risk management systems in relation to financial reporting. With the establishment of the Group Risk Committee, the oversight of risk management has transferred to that Committee with effect from 2011.

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
c) Each listed company must have an internal audit function.
Where there is no internal audit function, the audit committee should consider annually, under the requirements of the UK Code, whether there is a need for an internal audit function and make a recommendation to the Board, and the reasons for the absence of such a function should be explained in the relevant section of the annual report.

	NYSE Corporate Governance Rules	Description of differences between Prudential's governance practice and the NYSE Corporate Governance Rules
Shareholder Approval of Equity Compensation Plans
8	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans.	Prudential complies with corresponding domestic requirements in the Listing Rules issued by the Financial Services Authority which mandate that the Company must seek shareholder approval for employee share schemes.
Corporate Governance Guidelines
9	Listed companies must adopt and disclose corporate governance guidelines.	Prudential complies with the corresponding provisions set out in the Listing Rules issued by the Financial Services Authority and the UK Code, which require that Prudential include an explanation in its Annual Report of how it complies with the principles of the UK Code and require confirmation that it complies with the UK Code's provisions or, where it does not, to provide an explanation of why it does not comply.
Code of Business Conduct and Ethics
10	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	Prudential's Code of Business Conduct is available on Prudential's website. Although not required by the Sarbanes- Oxley Act, Prudential has extended the applicability of its Code of Business Conduct to all employees.
Description of Significant Differences
11	Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards.	Prudential conforms by publishing this document to fulfill the requirement.
12	A foreign private issuer that is required to file an annual report on Form 20-F with the SEC must include the statement of significant differences in that annual report. All other foreign private issuers may either (i) include the statement of significant differences in an annual report filed with the SEC or (ii) make the statement of significant differences available on or through the listed company's website. If the statement of significant differences is made available on or through the listed company's website, the listed company must disclose that fact in its annual report filed with the SEC and provide the website address.	Prudential conforms by publishing this document in its annual report on Form 20-F and on its website to fulfill the requirement. The address of the website is also published in Prudential's Form 20-F.
13	Listed companies must have and maintain a publicly accessible website.	Prudential conforms by maintaining a publicly accessible website, on which a printable version of the terms of reference of its Remuneration Committee, Nomination Committee, Risk Committee and Audit Committee, its corporate governance practice, its Code of Business Conduct and document disclosing any significant ways in which its corporate governance practices differ from those followed by companies under NYSE listing standards are posted in the English language.

Item 18. Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Prudential plc

        We have audited the accompanying consolidated statements of financial position of Prudential plc (the Company) and its subsidiaries (collectively, the Group) as of 31 December 2011 and 2010, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended 31 December 2011 and the related condensed financial statement schedule of the Company, appearing on pages S-2 to S-11. We also have audited the Group's internal control over financial reporting as of 31 December 2011 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group's management is responsible for these consolidated financial statements and condensed financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying 'Controls and Procedures'. Our responsibility is to express an opinion on the accompanying consolidated financial statements and condensed financial statement schedule and an opinion on the Group's internal control over financial reporting based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of 31 December 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended 31 December 2011, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). In addition, in our opinion, the related condensed financial statement schedule of the Company, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein in conformity with UK generally accepted accounting practice (UK GAAP). Accounting principles under UK GAAP vary in certain significant respects from IFRS as issued by the IASB. Information relating to the nature and effect of such differences is presented in note 3 to the condensed financial statement schedule of the Company. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

30 March 2012	By:	/s/ KPMG AUDIT PLC KPMG Audit Plc London, England

NOTES ON THE GROUP FINANCIAL STATEMENTS

Prudential plc and subsidiaries
Consolidated Income Statements
Years ended 31 December

	Note	2011	2010	2009

		£m	£m	£m
Gross premiums earned		25,706	24,568	20,299
Outward reinsurance premiums		(429)	(357)	(323)

Earned premiums, net of reinsurance	F2	25,277	24,211	19,976
Investment return	F2	9,360	21,769	26,889
Other income	F2	1,869	1,666	1,234

Total revenue, net of reinsurance	F1,F2	36,506	47,646	48,099

Benefits and claims	F1	(31,060)	(40,608)	(39,901)
Outward reinsurers' share of benefit and claims	F1	746	335	265
Movement in unallocated surplus of with-profits funds	H12	1,025	(245)	(1,559)

Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	F1	(29,289)	(40,518)	(41,195)
Acquisition costs and other expenditure	F3	(5,005)	(4,799)	(4,572)
Finance costs: interest on core structural borrowings of shareholder-financed operations	F4	(286)	(257)	(209)
Loss on sale of Taiwan agency business	I2	—	—	(559)

Total charges, net of reinsurance	F1	(34,580)	(45,574)	(46,535)

Profit before tax (being tax attributable to shareholders' and policyholders' returns)*		1,926	2,072	1,564
Tax credit (charge) attributable to policyholders' returns	F5	17	(611)	(818)

Profit before tax attributable to shareholders	B1	1,943	1,461	746

Tax charge	F5	(432)	(636)	(873)
Less: tax attributable to policyholders' returns	F5	(17)	611	818

Tax charge attributable to shareholders' returns**	F5	(449)	(25)	(55)

Profit from continuing operations after tax		1,494	1,436	691
Discontinued operations (net of tax)	I10	—	—	(14)

Profit for the year		1,494	1,436	677

Attributable to:
Equity holders of the Company		1,490	1,431	676
Non-controlling interests		4	5	1

Profit for the year		1,494	1,436	677

Earnings per share (in pence)
Basic:
Based on profit from continuing operations attributable to the equity holders of the Company	B2	58.8p	56.7p	27.6p
Based on loss from discontinued operations attributable to the equity holders of the Company	B2	—	—	(0.6)p

		58.8p	56.7p	27.0p
Diluted:
Based on profit from continuing operations attributable to the equity holders of the Company	B2	58.7p	56.6p	27.6p
Based on loss from discontinued operations attributable to the equity holders of the Company	B2	—	—	(0.6)p

		58.7p	56.6p	27.0p

*
This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders. The 2010 profit before tax is stated after £377 million of pre-tax costs of the terminated AIA transaction. See Note B1.

**
The 2010 tax charge attributable to shareholders' return included an exceptional tax credit of £158 million which primarily related to the impact of a settlement agreed with the UK tax authorities.

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries
Consolidated Statements of Comprehensive Income
Years ended 31 December

	Note		2011	2010	2009

			£m	£m	£m
Profit for the year			1,494	1,436	677
Other comprehensive income:
Exchange movements on foreign operations and net investment hedges:
Exchange movements arising during the year	B4		(32)	217	(206)
Related tax			(68)	34	11

			(100)	251	(195)

Available-for-sale securities:
Unrealised valuation movements on securities of US insurance operations classified as available-for-sale:	D3	(a)
Unrealised holding gains arising during the year			912	1,170	2,249
Deduct net (gains)/add back net losses included in the income statement on disposal and impairment			(101)	51	420

Total			811	1,221	2,669
Related change in amortisation of deferred income and acquisition costs	H1		(331)	(496)	(1,069)
Related tax			(168)	(247)	(557)

			312	478	1,043

Other comprehensive income for the year, net of related tax			212	729	848

Total comprehensive income for the year			1,706	2,165	1,525

Attributable to:
Equity holders of the Company			1,702	2,160	1,524
Non-controlling interests			4	5	1

Total comprehensive income for the year			1,706	2,165	1,525

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Consolidated Statement of Changes in Equity

Year ended 31 December

		2011
	Note	Share capital	Share premium	Retained earnings	Translation reserve	Available- for-sale securities reserve	Shareholders' equity	Non- controlling interests	Total equity

		£m	£m	£m	£m	£m	£m	£m	£m
Reserves
Profit for the year		—	—	1,490	—	—	1,490	4	1,494
Other comprehensive income
Exchange movements on foreign operations and net investment hedges, net of related tax		—	—	—	(100)	—	(100)	—	(100)
Unrealised valuation movements, net of related change in amortisation of deferred income and acquisition costs and related tax		—	—	—	—	312	312	—	312

Total other comprehensive income		—	—	—	(100)	312	212	—	212

Total comprehensive income for the year		—	—	1,490	(100)	312	1,702	4	1,706
Dividends	B3	—	—	(642)	—	—	(642)	—	(642)
Reserve movements in respect of share-based payments		—	—	44	—	—	44	—	44
Change in non-controlling interests arising principally from purchase and sale of property partnerships of the PAC with-profits fund and other consolidated investment funds		—	—	—	—	—	—	(5)	(5)
Share capital and share premium
New share capital subscribed	H11	—	17	—	—	—	17	—	17
Treasury shares
Movement in own shares in respect of share-based payment plans		—	—	(30)	—	—	(30)	—	(30)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		—	—	(5)	—	—	(5)	—	(5)

Net increase/(decrease) in equity		—	17	857	(100)	312	1,086	(1)	1,085
At beginning of year		127	1,856	4,982	454	612	8,031	44	8,075

At end of year	H11	127	1,873	5,839	354	924	9,117	43	9,160

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Consolidated Statement of Changes in Equity (Continued)

Year ended 31 December

		2010
	Note	Share capital	Share premium	Retained earnings	Translation reserve	Available- for-sale securities reserve	Shareholders' equity	Non- controlling interests	Total equity

		£m	£m	£m	£m	£m	£m	£m	£m
Reserves
Profit for the year		—	—	1,431	—	—	1,431	5	1,436
Other comprehensive income
Exchange movements on foreign operations and net investment hedges, net of related tax		—	—	—	251	—	251	—	251
Unrealised valuation movements, net of related change in amortisation of deferred income and acquisition costs and related tax		—	—	—	—	478	478	—	478

Total other comprehensive income		—	—	—	251	478	729	—	729

Total comprehensive income for the year		—	—	1,431	251	478	2,160	5	2,165
Dividends	B3	—	—	(511)	—	—	(511)	—	(511)
Reserve movements in respect of share-based payments		—	—	37	—	—	37	—	37
Change in non-controlling interests arising principally from purchase and sale of property partnerships of the PAC with-profits fund and other consolidated investment funds		—	—	—	—	—	—	7	7
Share capital and share premium
New share capital subscribed (including shares issued in lieu of cash dividends)	H11	—	75	—	—	—	75	—	75
Reserve movements in respect of shares issued in lieu of cash dividends	H11	—	(62)	62	—	—	—	—	—
Treasury shares
Movement in own shares in respect of share-based payment plans		—	—	(4)	—	—	(4)	—	(4)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		—	—	3	—	—	3	—	3

Net increase in equity		—	13	1,018	251	478	1,760	12	1,772
At beginning of year		127	1,843	3,964	203	134	6,271	32	6,303

At end of year	H11	127	1,856	4,982	454	612	8,031	44	8,075

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Consolidated Statement of Changes in Equity (Continued)

Year ended 31 December

		2009
	Note	Share capital	Share premium	Retained earnings	Translation reserve	Available- for-sale securities reserve	Shareholders' equity	Non- controlling interests	Total equity

		£m	£m	£m	£m	£m	£m	£m	£m
Reserves
Profit for the year		—	—	676	—	—	676	1	677
Other comprehensive income (loss)
Exchange movements on foreign operations and net investment hedges, net of related tax		—	—	—	(195)	—	(195)	—	(195)
Unrealised valuation movements, net of related change in amortisation of deferred income and acquisition costs and related tax		—	—	—	—	1,043	1,043	—	1,043

Total other comprehensive income (loss)		—	—	—	(195)	1,043	848	—	848

Total comprehensive income (loss) for the year		—	—	676	(195)	1,043	1,524	1	1,525
Dividends	B3	—	—	(481)	—	—	(481)	—	(481)
Reserve movements in respect of share-based payments		—	—	29	—	—	29	—	29
Change in non-controlling interests arising principally from purchase and sale of property partnerships of the PAC with-profits fund and other consolidated investment funds		—	—	—	—	—	—	(24)	(24)
Share capital and share premium
New share capital subscribed (including shares issued in lieu of cash dividends)		2	139	—	—	—	141	—	141
Reserve movements in respect of shares issued in lieu of cash dividends		—	(136)	136	—	—	—	—	—
Treasury shares
Movement in own shares in respect of share-based payment plans		—	—	3	—	—	3	—	3
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		—	—	(3)	—	—	(3)	—	(3)

Net increase (decrease) in equity		2	3	360	(195)	1,043	1,213	(23)	1,190
At beginning of year		125	1,840	3,604	398	(909)	5,058	55	5,113

At end of year		127	1,843	3,964	203	134	6,271	32	6,303

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Consolidated Statements of Financial Position

31 December

	Note		2011	2010

			£m	£m
Assets
Intangible assets attributable to shareholders:
Goodwill	H1	(a)	1,465	1,466
Deferred acquisition costs and other intangible assets	H1	(b)	5,069	4,667

Total			6,534	6,133

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	H2	(a)	178	166
Deferred acquisition costs and other intangible assets	H2	(b)	89	110

Total			267	276

Total			6,801	6,409

Other non-investment and non-cash assets:
Property, plant and equipment	H6		748	554
Reinsurers' share of insurance contract liabilities	H3		1,647	1,344
Deferred tax assets	H4		2,276	2,188
Current tax recoverable	H4		546	555
Accrued investment income	G1,H5		2,710	2,668
Other debtors	G1,H5		987	903

Total			8,914	8,212

Investments of long-term business and other operations:
Investment properties	H7		10,757	11,247
Investments accounted for using the equity method	H8		70	71
Financial investments*:	G1
Loans			9,714	9,261
Equity securities and portfolio holdings in unit trusts			87,349	86,635
Debt securities			124,498	116,352
Other investments			7,509	5,779
Deposits			10,708	9,952

Total			250,605	239,297

Properties held for sale	H9		3	257
Cash and cash equivalents	G1,H10		7,257	6,631

Total assets	B5		273,580	260,806

*
Included within financial investments are £7,843 million (2010: £8,708 million) of lent securities. See note G4.

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Consolidated Statements of Financial Position

31 December

	Note	2011	2010

		£m	£m
Equity and liabilities
Equity
Shareholders' equity	H11	9,117	8,031
Non-controlling interests		43	44

Total equity		9,160	8,075

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities	H12	180,363	171,291
Investment contract liabilities with discretionary participation features	G1	29,745	25,732
Investment contract liabilities without discretionary participation features	G1	16,967	17,704
Unallocated surplus of with-profits funds	H12	9,215	10,253

Total		236,290	224,980

Core structural borrowings of shareholder-financed operations:
Subordinated debt	H13	2,652	2,718
Other	H13	959	958

Total	G1,H13	3,611	3,676

Other borrowings:
Operational borrowings attributable to shareholder-financed operations	G1,H13	3,340	3,004
Borrowings attributable to with-profits operations	G1,H13	972	1,522
Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements	G1	3,114	4,199
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	G1	3,840	3,372
Deferred tax liabilities	H4	4,211	4,224
Current tax liabilities	H4	930	831
Accruals and deferred income		736	707
Other creditors	G1	2,544	2,321
Provisions	H14	529	729
Derivative liabilities	G1,G3	3,054	2,037
Other liabilities	G1,H15	1,249	1,129

Total		20,207	19,549

Total liabilities	B5	264,420	252,731

Total equity and liabilities		273,580	260,806

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Consolidated Statements of Cash Flows

Years ended 31 December

	Note	2011	2010	2009

		£m	£m	£m
Cash flows from operating activities
Profit before tax (being tax attributable to shareholders' and policyholders' returns)note (i)		1,926	2,072	1,564
Loss before tax from discontinued operations	I10	—	—	(14)

Total profit before tax		1,926	2,072	1,550
Non-cash movements in operating assets and liabilities reflected in profit before tax:
Investments		(8,854)	(24,594)	(26,388)
Other non-investment and non-cash assets		(1,038)	(1,161)	(384)
Policyholder liabilities (including unallocated surplus)		10,874	24,287	24,932
Other liabilities (including operational borrowings)		(845)	1,332	(299)
Interest income and expense and dividend income included in result before tax		(7,449)	(7,514)	(7,267)
Other non-cash itemsnote (ii)		18	139	650
Operating cash items:
Interest receipts		6,365	6,277	5,734
Dividend receipts		1,302	1,412	1,780
Tax paid		(561)	(302)	(200)

Net cash flows from operating activities		1,738	1,948	108

Cash flows from investing activities
Purchases of property, plant and equipment		(124)	(93)	(91)
Proceeds from disposal of property, plant and equipment		10	4	54
Completion adjustment for previously disposed business		—	—	(20)
Disposal of Taiwan agency business	I2	—	—	(497)
Acquisition of subsidiaries, net of cash balancenote (iii)	I1,I8	(53)	(145)	—

Net cash flows from investing activities		(167)	(234)	(554)

Cash flows from financing activities
Structural borrowings of the Group:
Shareholder-financed operationsnote (iv)
Issue of subordinated debt, net of costs		340	—	822
Redemption of senior debt		(333)	—	(249)
Bank loan		—	250	—
Interest paid		(286)	(251)	(207)
With-profits operationsnote (v)
Interest paid		(9)	(9)	(9)
Equity capitalnote (vi)
Issues of ordinary share capital	H11	17	13	3
Dividends paid	B3	(642)	(449)	(344)

Net cash flows from financing activities		(913)	(446)	16

Net increase (decrease) in cash and cash equivalents		658	1,268	(430)
Cash and cash equivalents at beginning of year		6,631	5,307	5,955
Effect of exchange rate changes on cash and cash equivalents		(32)	56	(218)

Cash and cash equivalents at end of year	H10	7,257	6,631	5,307

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Consolidated Statements of Cash Flows

Years ended 31 December

Notes

(i)
This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.

(ii)
Other non-cash items consist of the adjustment of non-cash items to profit before tax together with, other net items, net purchases of treasury shares and other net movements in equity.

(iii)
The acquisition of subsidiaries in 2011 related to the PAC with-profits fund's purchase of Earth & Wind and Alticom venture investments with an outflow of £53 million. In 2010 the acquisition of United Overseas Bank Life Assurance Limited (UOB) resulted in an outflow of cash from investing activities of £133 million with the remaining outflow of £12 million relating to the PAC with-profits fund purchase of Meterserve (see note I8(iii)).

(iv)
Structural borrowings of shareholder-financed operations comprise the core debt of the parent company, a PruCap bank loan and Jackson surplus notes. Core debt excludes borrowings to support short-term fixed income securities programmes, non-recourse borrowings of investment subsidiaries of shareholder-financed operations and other borrowings of shareholder-financed operations. Cash flows in respect of these borrowings are included within cash flows from operating activities.

(v)
Interest paid structural borrowings of with-profits operations relate solely to the £100 million 8.5 per cent undated subordinated guaranteed bonds which contribute to the solvency base of the Scottish Amicable Insurance Fund (SAIF), a ring-fenced sub-fund of the PAC with-profits fund. Cash flows in respect of other borrowings of with-profits funds, which principally relate to consolidated investment funds, are included within cash flows from operating activities.

(vi)
Cash movements in respect of equity capital in 2010 and 2009 exclude scrip dividends. The scrip dividend alternative has been replaced by the Dividend Re-investment Plan (DRIP) from the 2010 final dividend.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

A:    Background and accounting policies

A1:    Nature of operations

        Prudential plc (the Company) together with its subsidiaries (collectively, the Group or Prudential) is an international financial services group with its principal operations in Asia, the US and the UK. Prudential offers a wide range of retail financial products and services and asset management services throughout these territories. The retail financial products and services principally include life insurance, pensions and annuities as well as collective investment schemes.

        In Asia, the Group has operations in Hong Kong, Malaysia, Singapore, Indonesia and other Asian countries. The life insurance products offered by the Group's operations in Asia include with-profits (participating) and non-participating term, whole life and endowment and unit-linked policies. In Asia, unit-linked policies are usually sold with insurance riders such as health covers.

        In the US, the Group's principal subsidiary is Jackson National Life Insurance Company (Jackson). The principal products written by Jackson are fixed annuities (interest-sensitive, fixed indexed and immediate annuities), variable annuities (VA), life insurance and institutional products.

        The Group operates in the UK through its subsidiaries, primarily The Prudential Assurance Company Limited (PAC), Prudential Annuities Limited (PAL), Prudential Retirement Income Limited (PRIL) and M&G Investment Management Limited. Long-term business products written in the UK are principally with-profits deposit administration, other conventional and unitised with-profits policies and non-participating pension annuities in the course of payment. Long-term business written in the UK also includes unit linked products.

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

        The Group has applied all IFRS standards and interpretations adopted by the EU that are effective for financial years commencing on or before 1 January 2011. The Group has applied the same accounting policies in preparing the 2011 results as for 2010 except for the adoption of the new accounting pronouncements effective in 2011. Further details on the new accounting pronouncements and accounting policy changes are provided in note A5.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

A:    Background and accounting policies (Continued)

        The consolidated financial statements do not represent Prudential's statutory accounts for the purposes of the UK Companies Act. These financial statements are based on the prescribed formats. The Groups external auditors have reported on the 2011, 2010 and 2009 statutory accounts. Statutory accounts for 2010 and 2009 have been delivered to the UK Registrar of Companies and those for 2011 will be delivered following the Company's Annual General Meeting. The auditors reports were (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under Section 498(2) or (3) of the UK Companies Act 2006.

A3:    Critical accounting policies, estimates and judgements

(a)   Critical accounting policies

        Prudential's discussion and analysis of its financial condition and results of operations are based upon Prudential's consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB and as endorsed by the EU.

        EU-endorsed IFRS may differ from IFRS as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. As at 31 December 2011, there were no unendorsed standards effective for the two years ended 31 December 2011 affecting the consolidated financial information of Prudential and there were no differences between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to Prudential. Accordingly, Prudential's financial information for the two years ended 31 December 2011 is prepared in accordance with IFRS as issued by the IASB. Prudential adopts mandatory requirements of new or altered EU-adopted IFRS standards where required, and may consider earlier adoption where permitted and appropriate in the circumstances.

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

31 December 2011

A:    Background and accounting policies (Continued)

        The items discussed below and in cross-referenced notes explain the effect of changes in estimates and the effect of reasonably likely changes in the key assumptions underlying these estimates as of the latest statement of financial position date so as to provide analysis that recognises the different accounting effects on profit and loss or equity. In order to provide relevant analysis that is appropriate to the circumstances applicable to the Group's businesses, the explanations refer to types of business, fund structure, the relationship between asset and policyholder liability measurement, and the differences in the method of accounting permitted under IFRS 4 for accounting for insurance contract assets, policyholder liabilities and unallocated surplus of the Group's with-profits funds.

Insurance contract accounting

        With the exception of certain contracts described in note D1, the contracts issued by the Group's life assurance business are classified as insurance contracts and investment contracts with discretionary participating features. As permitted by IFRS 4,'Insurance contracts', assets and liabilities of these contracts are accounted for under previously applied GAAP. Accordingly, except as described below, the modified statutory basis (MSB) of reporting as set out in the revised Statement of Recommended Practice (SORP) issued by the Association of British Insurers (ABI) has been applied.

        In 2005, the Group elected to improve its IFRS accounting for UK regulated with-profits funds by the voluntary application of the UK accounting standard FRS 27, 'Life Assurance'. Under this standard, the main accounting changes that were required for UK with-profits funds were:

  •
  derecognition of deferred acquisition costs and related deferred tax; and

  •
  replacement of MSB liabilities with adjusted realistic basis liabilities.

        The results included in the financial statements for 2011, 2010 and 2009 reflect this basis.

        Unallocated surplus represents the excess of assets over policyholder liabilities for the Group's with-profits funds that have yet to be appropriated between policyholders and shareholders. The Group has elected to account for unallocated surplus wholly as a liability with no allocation to equity. This treatment reflects the fact that shareholders' participation in the cost of bonuses arises only on distribution. Shareholder profits on with-profits business reflect one-ninth of the cost of declared bonus.

        For Jackson, applying the MSB as applicable to overseas operations which permits the application of local GAAP in some circumstances, the assets and liabilities of insurance contracts are accounted for under insurance accounting prescribed by US GAAP. For the assets and liabilities of insurance contracts of Asian operations, the local GAAP is applied with adjustments, where necessary, to comply with UK GAAP. For the operations in India, Japan, Taiwan and Vietnam, countries where local GAAP is not appropriate in the context of the previously applied MSB, accounting for insurance contracts is based on US GAAP. For participating business, the liabilities include provisions for the policyholders' interest in realised investment gains and other surpluses that, where appropriate, have yet to be declared as bonuses.

        The usage of these bases of accounting has varying effects on the way in which product options and guarantees are measured. For UK regulated with-profits funds, options and guarantees are valued on a market consistent basis. The basis is described in note D2(g)(ii). For other operations, a market consistent basis is not applied under the accounting basis described in note A4. Details of the

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

A:    Background and accounting policies (Continued)

guarantees, basis of setting assumptions, and sensitivity to altered assumptions are described in notes D3 and D4.

Valuation and accounting presentation of fair value movements of derivatives and debt securities of Jackson

        Under IAS 39,'Financial Instruments: Recognition and Measurement', derivatives are required to be carried at fair value. Unless net investment hedge accounting is applied, value movements on derivatives are recognised in the income statement.

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

        Under IAS 39, unless carried at amortised cost (subject to impairment provisions where appropriate) under the held-to-maturity category, debt securities are also carried at fair value. The Group has chosen not to classify any financial assets as held-to-maturity. Debt securities of Jackson are designated as available-for-sale with value movements, unless impaired, being recorded as movements within other comprehensive income. Impairments are recorded in the income statement.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

A:    Background and accounting policies (Continued)

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

        For shareholder-backed business, with the exception of debt securities held by Jackson and assets classified as loans and receivables, all financial investments and investment property are designated as assets at fair value through profit and loss. Short-term fluctuations in investment returns on such assets held by with-profits funds, do not affect directly reported shareholder results. This is because (i) the unallocated surplus of with-profits funds is accounted for as liabilities and (ii) excess or deficits of income and expenditure of the funds over the required surplus for distribution are transferred to or from unallocated surplus. However, for shareholder-backed businesses the short-term fluctuations affect the result for the year and the Group provides additional analysis of results before and after short-term fluctuations in investment returns.

(b)   Critical accounting estimates and judgements

Investments

Determining the fair value of financial investments when the markets are not active

        The Group holds certain financial investments for which the markets are not active. These can include financial investments which are not quoted on active markets and financial investments for which markets are no longer active as a result of market conditions eg market illiquidity. When the markets are not active, there is generally no or limited observable market data to account for financial investments at fair value. The determination of whether an active market exists for a financial investment requires management's judgement.

        If the market for a financial investment of the Group is not active, the fair value is determined by using valuation techniques. The Group establishes fair value for these financial investments by using quotations from independent third-parties, such as brokers or pricing services or by using internally developed pricing models. Priority is given to publicly available prices from independent sources when available, but overall the source of pricing and/or the valuation technique is chosen with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date. The valuation techniques include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and, if applicable, enterprise valuation and may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these financial investments.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

A:    Background and accounting policies (Continued)

        The financial investments measured at fair value are classified into the following three level hierarchy on the basis of the lowest level of inputs that is significant to the fair value measurement of the financial investment concerned:

        Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities;

        Level 2: Inputs other than quoted prices included within level 1 that are observable either directly or indirectly (i.e. derived from prices); and

        Level 3: Significant inputs for the asset or liability that are not based on observable market data (unobservable inputs).

        At 31 December 2011, £4,565 million (2010: £4,573 million) of the financial investments (net of derivative liabilities) valued at fair value were classified as level 3. Of these £800 million (2010: £866 million) are held to back shareholder non-linked business and so changes to these valuations will directly impact shareholders' equity. Further details of the classification of financial instruments are given in note G1 to the consolidated financial statements in Item 18.

Determining impairments relating to financial assets

(i)
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

  •
  The duration and extent to which the amortised cost exceeds fair value.

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

    If a loss event that will have a detrimental effect on cash flows is identified an impairment loss in the income statement is recognised. The loss recognised is determined as the difference between the book cost and the fair value of the relevant impaired securities. This loss comprises the effect

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

A:    Background and accounting policies (Continued)

    of the expected loss of contractual cash flows and any additional market-price-driven temporary reductions in values.

        For Jackson's residential mortgage-backed and other asset-backed securities, all of which are classified as available-for-sale, the model used to analyse cash flows, begins with the current delinquency experience of the underlying collateral pool for the structure, by applying assumptions about how much of the currently delinquent loans will eventually default, and multiplying this by an assumed loss severity. Additional factors are applied to anticipate ageing effect. After applying a cash flow simulation an indication is obtained as to whether or not the security has suffered, or is anticipated to suffer, contractual principal or interest payment shortfall. If a shortfall applies an impairment charge is recorded. The difference between the fair value and book cost for unimpaired securities designated as available-for-sale, is accounted for as unrealised gains or losses, with the movements in the accounting period being included in other comprehensive income.

        The Group's review of fair value involves several criteria, including economic conditions, credit loss experience, other issuer-specific developments and future cash flows. These assessments are based on the best available information at the time. Factors such as market liquidity, the widening of bid/ask spreads and a change in cash flow assumptions can contribute to future price volatility. If actual experience differs negatively from the assumptions and other considerations used in the consolidated financial statements, unrealised losses currently in equity may be recognised in the income statement in future periods. The preceding note in this section provides explanation on how fair value is determined when the markets for the financial investments are not active. Further, additional details on the impairments of the available-for-sale securities of Jackson are described in notes D3 and G5 to the consolidated financial statements in Item 18.

(ii)
Assets held at amortised cost

        Financial assets classified as loans and receivables under IAS 39 are carried at amortised cost using the effective interest rate method. Certain mortgage loans of the UK insurance operations have been designated at fair value through profit and loss as this loan portfolio is managed and evaluated on a fair value basis and these are included within loans in the balance sheet. The loans and receivables include loans collateralised by mortgages, deposits and loans to policyholders. In estimating future cash flows, the Group looks at the expected cash flows of the assets and applies historical loss experience of assets with similar credit risks that has been adjusted for conditions in the historical loss experience which no longer exist or for conditions that are expected to arise. The estimated future cash flows are discounted using the financial asset's original or variable effective interest rate and exclude credit losses that have not yet been incurred.

        The risks inherent in reviewing the impairment of any investment include the risk that market results may differ from expectations; facts and circumstances may change in the future and differ from estimates and assumptions; or the Group may later decide to sell the asset as a result of changed circumstances.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

A:    Background and accounting policies (Continued)

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

        Accordingly, insurers must perform a product classification exercise across their portfolio of contracts issued to determine the allocation to these various categories. IFRS 4 permits the continued usage of previously applied GAAP for insurance contracts and investment contracts with discretionary participating features. Except for UK regulated with-profits funds, as described subsequently in section A4 (b), this basis has been applied by the Group.

        For investment contracts that do not contain discretionary participating features, IAS 39 and, where the contract includes an investment management element, IAS 18, 'Revenue', apply measurement principles to assets and liabilities attaching to the contract.

Valuation assumptions

(i)    Contracts of with-profits funds

        The Group's with-profits funds write with-profits and other protection type policies classified as insurance contracts and investment contracts with discretionary participating features. For UK regulated with-profits funds, the contract liabilities are valued by reference to the UK Financial Services Authority's (FSA) realistic basis as described in section A4 (b). In aggregate, this basis has the effect of placing a value on the liabilities of UK with-profits contracts, which reflects the amounts expected to be paid based on the current value of investments held by the with-profits funds and current circumstances.

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

        The Group's other with-profits contracts are written in with-profits funds that operate in some of the Group's Asian operations. The liabilities for these contracts and those of Prudential Annuities Limited, which is a subsidiary company of the PAC with-profits fund, are determined differently. For

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

A:    Background and accounting policies (Continued)

these contracts the liabilities are estimated using actuarial methods based on assumptions relating to premiums, interest rates, investment returns, expenses, mortality and surrenders. The assumptions to which the estimation of these reserves is particularly sensitive are the interest rate used to discount the provision and the assumed future mortality experience of policyholders.

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

(ii)   Other contracts

        Contracts, other than those of with-profits funds, are written in shareholder-backed operations of the Group. The significant shareholder-backed product groupings and the factors that may significantly affect IFRS results due to experience against assumptions or changes of assumptions vary significantly between business units. For some types of business the effect of changes in assumptions may be significant, whilst for others, due to the nature of the product, assumption setting may be of less significance. The nature of the products and the significance of assumptions are discussed in notes D2, D3 and D4. From the perspective of shareholder results the key sensitivity relates to the assumption for allowance for credit risk for UK annuity business, as described in note D2(g)(iii).

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

A:    Background and accounting policies (Continued)

sensitive to interest rate risk. This position derives from the nature of the products and the US GAAP basis of measurement.

        Variable annuity contracts written by Jackson may provide for guaranteed minimum death, income, or withdrawal benefit features. In general terms, liabilities for these benefits are accounted for under US GAAP by using estimates of future benefits and fees under best estimate assumptions. For variable annuity business the key assumption is the investment return from the separate accounts, which for all years included was 8.4 per cent per annum (after deduction of external fund management fees) determined using a mean reversion methodology. Under the mean reversion methodology, projected returns over the next five years are flexed (subject to capping) so that, combined with the actual rates of return for the current and the previous two years the 8.4 per cent rate is maintained. The projected rates of return are capped at no more than 15 per cent for each of the next five years. Further details are explained in note D3(g).

        These returns affect the level of future expected profits through their effects on the fee income with consequential impact on the amortisation of deferred acquisition costs as described below and the required level of provision for guaranteed minimum death benefit claims.

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

Deferred acquisition costs

        Significant costs are incurred in connection with acquiring new insurance business. Except for acquisition costs of with-profits contracts of the UK regulated with-profits funds, which are accounted for under the realistic FSA regimes as described in note A4, these costs are accounted for in a way that is consistent with the principles of the ABI SORP with deferral and amortisation against margins in future revenues on the related insurance policies. In general, this deferral is presentationally shown by an explicit carrying value for deferred acquisition costs (DAC) in the balance sheet. However, in some

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

A:    Background and accounting policies (Continued)

Asian operations the deferral is implicit through the reserving methodology. The recoverability of the explicitly and implicitly deferred acquisition costs is measured and are deemed impaired if the projected margins are less than the carrying value. To the extent that the future margins differ from those anticipated, then an adjustment to the carrying value will be necessary.

        The deferral and amortisation of acquisition costs is of most relevance to the Group's results for shareholder-financed long-term business of Jackson and Asian operations. The majority of the UK shareholder-backed business is individual and group annuity business where the incidence of acquisition costs is negligible.

Jackson

        For term business, acquisition costs are deferred and amortised in line with expected premiums. For annuity business, acquisition costs are deferred and amortised in line with expected gross profits on the relevant contracts. For interest-sensitive business, the key assumption is the long-term spread between the earned rate and the rate credited to policyholders, which is based on the annual spread analysis. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of Jackson's actual industry experience and future expectations. A detailed analysis of actual experience is measured by internally developed mortality studies.

        For variable annuity business, the key assumption is the expected long-term level of equity market returns as described above.

        The level of acquisition costs carried in the statement of financial position is also sensitive to unrealised valuation movements on debt securities held to back the liabilities and solvency capital. Further details are explained in notes D3(g) and H1.

Asian operations

        For those territories applying US GAAP to insurance assets and liabilities, as permitted by the ABI SORP, principles similar to those set out in the Jackson paragraph above are applied to the deferral and amortisation of acquisition costs. For other Asian territories, the general principles of the ABI SORP are applied with, as described above, deferral of acquisition costs being either explicit or implicit through the reserving basis.

Pensions

        The Group applies the requirements of IAS 19, 'Employee benefits' and associated interpretations including IFRIC 14 'IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction', to its defined benefit pension schemes. The principal defined benefit pension scheme is the Prudential Staff Pension Scheme (PSPS). For PSPS the terms of the trust deed restrict shareholders' access to any underlying surplus. Accordingly, applying the interpretation of IFRIC 14, any underlying IAS 19 basis surplus is not recognised for IFRS reporting. The financial position for PSPS recorded in the IFRS financial statements reflects the higher of any underlying IAS 19 deficit and any obligation for deficit funding.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

A:    Background and accounting policies (Continued)

        The economic participation in the surplus or deficits attaching to the PSPS and the smaller Scottish Amicable Pensions Scheme (SAPS) are shared between the PAC with-profits sub-fund (WPSF) and shareholder operations. The economic interest reflects the source of contributions over the scheme life, which in turn reflects the activity of the members during their employment.

        In the case of PSPS, movements in the apportionment of the financial position for PSPS between the WPSF and shareholders' funds in 2011 reflect the 70/30 ratio applied to the base deficit position as at 31 December 2005 but with service cost and contributions for ongoing service apportioned by reference to the cost allocation for activity of current employees. For SAPS the ratio is estimated to be approximately 50/50 between the WPSF and shareholders' funds.

        Due to the inclusion of actuarial gains and losses in the income statement rather than being recognised in other comprehensive income, the results of the Group are affected by changes in interest rates for corporate bonds that affect the rate applied to discount projected pension payments, changes in mortality assumptions and changes in inflation assumptions.

Deferred tax

        Deferred tax assets are recognised to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all the available evidence, it can be regarded as more likely than not that there will be suitable taxable profits against which the losses can be relieved. The taxation regimes applicable across the Group apply separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a capital or trading nature may affect the recognition of deferred tax assets. The judgements made, and uncertainties considered, in arriving at deferred tax balances in the financial statements are discussed in note H4.

Goodwill

        Goodwill impairment testing requires the exercise of judgement by management as to prospective future cash flows. Further information is disclosed in note H1.

A4:    Significant accounting policies

(a)   Financial instruments other than financial instruments classified as long-term business contracts

Investment classification

        Under IAS 39, subject to specific criteria, financial instruments should be accounted for under one of the following categories: financial investments at fair value through profit and loss, financial investments held on an available-for-sale basis, financial investments held-to-maturity or loans and receivables. Upon initial recognition, financial investments are measured at fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. These IAS 39 classifications have been changed by IFRS 9 'Financial Investments: Classification and Measurement'

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

A:    Background and accounting policies (Continued)

which is not required to be adopted until 2015 and is still subject to EU endorsement. This standard has not been adopted by the Group in 2011. The Group holds financial investments on the following bases:

  (i)
  Financial assets and liabilities at fair value through profit and loss—this comprises assets and liabilities designated by management as fair value through profit and loss on inception and derivatives that are held for trading. These investments are measured at fair value with all changes thereon being recognised in investment income.

  (ii)
  Financial investments on an available-for-sale basis—this comprises assets that are designated by management and/or do not fall into any of the other categories. Available-for-sale financial assets are initially recognised at fair value plus attributable transaction costs. For available-for-sale debt securities, the difference between their cost and par value is amortised to the income statement using the effective interest rate. Available-for-sale financial assets are subsequently measured at fair value. Interest income is recognised on an effective interest basis in the income statement. Except for foreign exchange gains and losses on debt securities, not in functional currency, which are included in the income statement, unrealised gains and losses are recognised in other comprehensive income (i.e. outside of the income statement). Upon disposal or impairment, accumulated unrealised gains and losses are transferred from other comprehensive income to the income statement as realised gains or losses.

  (iii)
  Loans and receivables—this comprises non-quoted investments that have fixed or determinable payments and are not designated as fair value through profit and loss or available-for-sale. These investments include loans collateralised by mortgages, deposits, loans to policyholders and other unsecured loans and receivables. These investments are initially recognised at fair value plus transaction costs. Subsequently, these investments are carried at amortised cost using the effective interest method.

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

31 December 2011

A:    Background and accounting policies (Continued)

Impairments

        The Group assesses at each statement of financial position date, whether there is objective evidence that a financial asset or group of financial assets not held at fair value through profit and loss is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset (a loss event) and that a loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. Objective evidence that a financial asset or group of financial assets is impaired includes observable data that comes to the attention of the Group. For assets designated as available-for-sale, the initial impairment is the cumulative loss which is removed from the available-for-sale reserve within equity and recognised in the income statement. Any subsequent impairment loss is measured as the cumulative loss, less any impairment loss previously recognised.

        For loans and receivables carried at amortised cost, the impairment amount is the difference between carrying value and the present value of the expected cash flows discounted at the original effective interest rate.

        If, in subsequent periods, an impaired debt security held on an available-for-sale basis or an impaired loan or receivable recovers in value (in part or in full), and this recovery can be objectively related to an event occurring after the impairment, then the previously recognised impairment loss is reversed through the income statement (in part or in full).

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

  (i)
  Hedges of net investments in foreign operations—the effective portion of any change in fair value of derivatives or other financial instruments designated as net investment hedges are recognised in other comprehensive income (i.e. outside of the income statement). The ineffective portion of changes in the fair value of the hedging instrument is recorded in the income statement. The gain or loss on the hedging instrument recognised directly in other comprehensive income, is recognised in the income statement on disposal of the foreign operation.

  (ii)
  Fair value hedges—movements in the fair value of the hedged item attributable to the hedged risk are recognised in the income statement.

  (iii)
  Cash flow hedges—the effective portion of changes in the fair value of derivatives designated as cash flow hedges is recognised in other comprehensive income (i.e. outside of the income statement). Movements in fair value relating to the ineffective portion are booked in the income statement. Amounts recognised in other comprehensive income are recorded in the income statement in the periods in which the hedged item affects profit or loss.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

A:    Background and accounting policies (Continued)

        All derivatives that do not meet the relevant hedging criteria are carried at fair value with movements in fair value being recorded in the income statement.

        The primary areas of the Group's continuing operations where derivative instruments are held are the UK with-profits funds and annuity business, and Jackson.

        For the Group's continuing operations, hedge accounting under IAS 39 is not usually applied. The exceptions, where hedge accounting has been applied in 2011 and 2010, are summarised in note G3.

        Where the hedge relationship has been de-designated and re-designated, the fair value adjustment to the hedged item up to the point of de-designation continues to be reported as part of the basis of the hedged item and is amortised to the income statement based on a recalculated effective interest rate over the residual period to the first break clause date of the perpetual subordinated capital securities.

        For UK with-profits funds the derivative programme is undertaken as part of the efficient management of the portfolio as a whole. As noted in note D2 value movements on the with-profits funds investments are reflected in changes in asset-share liabilities to policyholders or the liability for unallocated surplus. Shareholders' profit and equity are not affected directly by value movements on the derivatives held.

        For shareholder-backed UK annuity business the derivatives are held to contribute to the matching as far as practical, of asset returns and duration with those of liabilities to policyholders. The carrying value of these liabilities is sensitive to the return on the matching financial assets including derivatives held. Except for the extent of minor mismatching, value movements on derivatives held for this purpose do not affect shareholders' profit or equity.

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

Embedded derivatives

        Embedded derivatives are present in host contracts issued by various Group companies, in particular for Jackson. They are embedded within other non-derivative host financial instruments and insurance contracts to create hybrid instruments. Embedded derivatives meeting the definition of an insurance contract are accounted for under IFRS 4. Where economic characteristics and risks of the embedded derivatives are not closely related to the economic characteristics and risks of the host instrument, and where the hybrid instrument is not measured at fair value with the changes in fair value recognised in the income statement, the embedded derivative is bifurcated and carried at fair value as a derivative in accordance with IAS 39.

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

31 December 2011

A:    Background and accounting policies (Continued)

Securities lending including repurchase agreements

        The Group is party to various securities lending agreements under which securities are loaned to third-parties on a short-term basis. The loaned securities are not derecognised; rather, they continue to be recognised within the appropriate investment classification. The Group's policy is that collateral in excess of 100 per cent of the fair value of securities loaned is required from all securities' borrowers and typically consists of cash, debt securities, equity securities or letters of credit.

        In cases where the Group takes possession of the collateral under its securities lending programme, the collateral, and corresponding obligation to return such collateral, are recognised in the consolidated statement of financial position.

Derecognition of financial assets and liabilities

        The Group's policy is to derecognise financial assets when it is deemed that substantially all the risks and rewards of ownership have been transferred. The Group also derecognises a financial asset when the contractual rights to the cash flows from the financial asset expire. Where the Group neither transfers nor retains substantially all the risks and rewards of ownership, the Group will derecognise the financial asset where it is deemed that the Group has not retained control of the financial asset.

        Where the transfer does not result in the Group transferring the right to receive the cash flows of the financial assets, but does result in the Group assuming a corresponding obligation to pay the cash flows to another recipient, the financial assets are also accordingly derecognised providing all of the following conditions are met:

  •
  the Group has no obligation to pay amounts to the eventual recipients unless it collects the equivalent amounts from the original asset;

  •
  the Group is prohibited by the terms of the transfer contract from selling or pledging the original asset; and

  •
  the Group has an obligation to remit any cash flows it collects on behalf of the eventual recipients without material delay.

        The Group derecognises financial liabilities only when the obligation specified in the contract is discharged, cancelled or has expired.

Borrowings

        Although initially recognised at fair value, net of transaction costs, borrowings, excluding liabilities of consolidated collateralised debt obligations, are subsequently accounted for on an amortised cost basis using the effective interest method. Under the effective interest method, the difference between the redemption value of the borrowing and the initial proceeds (net of related issue costs) is amortised through the income statement to the date of maturity or for hybrid debt, over the expected life of the instrument.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

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

(b)   Long-term business contracts

Income statement treatment

Premiums and claims

        Premium and annuity considerations for conventional with-profits policies and other protection type insurance policies are recognised as revenue when due. Premiums and annuity considerations for linked policies, unitised with-profits and other investment type policies are recognised as revenue when received or, in the case of unitised or unit-linked policies, when units are issued. These amounts exclude UK premium taxes and similar duties where Prudential collects and settles taxes borne by the customer.

        Policy fees charged on linked and unitised with-profits policies for mortality, asset management and policy administration are recognised as revenue when related services are provided.

        Claims paid include maturities, annuities, surrenders and deaths. Maturity claims are recorded as charges on the policy maturity date. Annuity claims are recorded when each annuity instalment becomes due for payment. Surrenders are charged to the income statement when paid and death claims are recorded when notified.

        For investment contracts which do not contain discretionary participating features, the accounting is carried out in accordance with IAS 39 to reflect the deposit nature of the arrangement, with premiums and claims reflected as deposits and withdrawals and taken directly to the statement of financial position as movements in the financial liability balance.

Acquisition costs

        With the exception of costs incurred in respect of with-profits contracts valued on a realistic basis, costs of acquiring new insurance business, principally commissions, marketing and advertising costs and certain other costs associated with policy issuance and underwriting that are not reimbursed by policy charges, are specifically identified and capitalised as part of deferred acquisition costs (DAC), which are included as an asset in the statement of financial position. The DAC asset in respect of insurance contracts is amortised against margins in future revenues on the related insurance policies, to the extent that the amounts are recoverable out of the margins. Recoverability of the unamortised DAC asset is assessed at the time of policy issue and reviewed if profit margins have declined.

        Under IFRS, investment contracts (excluding those with discretionary participation features) accounted for as financial liabilities in accordance with IAS 39 which also offer investment management services, require the application of IAS 18 for the revenue attached to these services. The Group's investment contracts primarily comprise certain unit-linked savings contracts in the UK and Asia and

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

A:    Background and accounting policies (Continued)

contracts with fixed and guaranteed terms in the US (such as guaranteed investment contracts and annuity-certains) all of which offer an investment service.

        Incremental, directly attributable acquisition costs relating to the investment management element of these contracts are capitalised and amortised in line with the related revenue. If the contracts involve up-front charges, this income is also deferred and amortised through the income statement in line with contractual service provision.

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

        Under FRS 27 for the UK with-profits funds:

  •
  no deferred acquisition costs and related deferred tax are recognised, and

  •
  adjusted realistic basis liabilities instead of MSB liabilities are recognised.

        FRS 27 realistic basis liabilities are underpinned by the FSA's Peak 2 basis of reporting. This Peak 2 basis requires the value of liabilities to be calculated as:

  •
  a with-profits benefits reserve (WPBR), plus

  •
  future policy related liabilities (FPRL), plus

  •
  the realistic current liabilities of the fund.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

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

        The cost of guarantees, options and smoothing is very sensitive to the bonus, market value reduction (MVR) and investment policies the Group employs and therefore the stochastic modelling incorporates a range of management actions that would help to protect the fund in adverse scenarios. Substantial flexibility has been included in the modelled management actions in order to reflect the discretion that the Group retains in adverse investment conditions, thereby avoiding the creation of unreasonable minimum capital requirements. The management actions assumed are consistent with management's policy for with-profits funds and the disclosures made in the publicly available Principles and Practices of Financial Management.

        The realistic basis liabilities representing the Peak 2 basis realistic liabilities for with-profits business included in Form 19 of the FSA regulatory returns include the element for the shareholders' share of the future bonuses. For accounting purposes under FRS 27, this latter item is reversed because, consistent with the current basis of financial reporting, shareholder transfers are recognised only on declaration.

Unallocated surplus

        The unallocated surplus represents the excess of assets over policyholder liabilities for the Group's with-profits funds. As allowed under IFRS 4, the Group has opted to continue to record unallocated surplus of with-profits funds wholly as a liability. The annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders, is transferred to (from) the unallocated surplus each year through a charge (credit) to the income statement. The balance retained in the unallocated surplus represents cumulative income arising on the with-profits business that has not been allocated to policyholders or shareholders. The balance of the unallocated surplus is determined after full provision for deferred tax on unrealised appreciation on investments.

Other insurance contracts (i.e. contracts which contain significant insurance risk as defined under IFRS 4)

        For these contracts UK GAAP has been applied, which reflects the MSB. Under this basis the following approach applies:

(i)    Other UK insurance contracts

        Other UK insurance contracts that contain significant insurance risk include unit-linked, annuity and other non-profit business. For the purposes of local regulations, segregated accounts are established for

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

A:    Background and accounting policies (Continued)

linked business for which policyholder benefits are wholly or partly determined by reference to specific investments or to an investment-related index. The interest rates used in establishing policyholder benefit provisions for pension annuities in the course of payment are adjusted each year. Mortality rates used in establishing policyholder benefits are based on published mortality tables adjusted to reflect actual experience.

(ii)   Overseas subsidiaries

        The assets and liabilities of insurance contracts of overseas subsidiaries are determined initially using local GAAP bases of accounting with subsequent adjustments where necessary to comply with the Group's accounting policies.

Jackson

        The future policyholder benefit provisions for Jackson's conventional protection-type policies are determined using the net level premium method under US GAAP principles and the locked in assumptions as to mortality, interest, policy lapses and expenses plus provisions for adverse deviations. For non-conventional protection-type policies, the policyholder benefit provision included within policyholder liabilities in the consolidated statement of financial position is the policyholder account balance.

        For the business of Jackson, the determination of the expected emergence of margins, against which the amortisation profile of the DAC asset is established, is dependent on certain key assumptions. For single premium deferred annuity business, the key assumption is the expected long-term spread between the earned rate and the rate credited to policyholders. For variable annuity business, the key assumption is the expected long-term level of separate account returns, which for 2011 and 2010 was 8.4 per cent. The impact of using this return is reflected in two principal ways, namely;

  (i)
  Through the projected expected gross profits which are used to determine the amortisation of deferred acquisition costs. This is applied through the use of a mean reversion technique which is described in more detail in note D3, and;

  (ii)
  The required level of provision for guaranteed minimum death benefit claims.

        Jackson accounts for the majority of its investment portfolio on an available-for-sale basis (see investment policies above) whereby unrealised gains and losses are recognised in other comprehensive income. As permitted by IFRS 4, Jackson has used shadow accounting. Under shadow accounting, to the extent that recognition of unrealised gains or losses on available-for-sale securities causes adjustments to the carrying value and amortisation patterns of DAC and deferred income, these adjustments are recognised in other comprehensive income to be consistent with the treatment of the gains or losses on the securities. More precisely, shadow DAC adjustments reflect the change in DAC that would have arisen if the assets held in the statement of financial position had been sold, crystallising unrealised gains or losses, and the proceeds reinvested at the yields currently available in the market.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

A:    Background and accounting policies (Continued)

Asian operations

        Except for the operations in India, Japan, Taiwan and Vietnam, the future policyholder benefit provisions for Asian businesses are determined in accordance with methods prescribed by local GAAP adjusted to comply, where necessary, with UK GAAP. For the Hong Kong business, which is a branch of the PAC, and the Singapore and Malaysian operations, the valuation principles and sensitivities to changes of assumptions of conventional with-profits and other protection-type policies are similar to those described above for equivalent products written by the UK operations. Refinements to the local reserving methodology are generally treated as change in estimates, dependent on the nature of the change. Such a refinement arose in 2009 in respect of Malaysia as explained in note D4(i).

        For the operations in India, Japan, Taiwan and Vietnam, countries where local GAAP is not appropriate in the context of the previously applied MSB, accounting for insurance contracts is based on US GAAP. For these operations the business written is primarily non-participating linked and participating business. The future policyholder benefit provisions for non-linked business are determined using the net level premium method, with an allowance for surrenders, maintenance and claim expenses. Rates of interest used in establishing the policyholder benefit provisions vary by operation depending on the circumstances attaching to each block of business. Where appropriate, liabilities for participating business for these three operations include provisions for the policyholders' interest in realised investment gains and other surpluses that have yet to be declared as bonuses.

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

Reinsurance

        In the normal course of business, the Group seeks to reduce loss exposure by reinsuring certain levels of risk in various areas of exposure with other insurance companies or reinsurers. An asset or liability is recognised in the consolidated statement of financial position representing premiums due to, or payments due from reinsurers and the share of benefits and claims recoverable from reinsurers. The measurement of reinsurance assets is consistent with the measurement of the underlying direct insurance contracts.

        The treatment of any gains or losses arising on the purchase of reinsurance contracts is dependent on the underlying accounting basis of the entity concerned amongst other things.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

A:    Background and accounting policies (Continued)

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

        For those investment contracts in the US with fixed and guaranteed terms, the Group uses the amortised cost model to measure the liability. On contract inception, the liability is measured at fair value less incremental, directly attributable acquisition costs. Remeasurement at future reporting dates is on an amortised cost basis utilising an effective interest rate methodology whereby the interest rate utilised discounts to the net carrying amount of the financial liability.

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

        The Group has consolidated special purpose entities (SPEs), such as funds holding collateralised debt obligations (CDOs), where evaluation of the substance of the relationship between the SPE and the Group indicates that the Group is deemed to control the SPE under IFRS.

        The Group holds investments in internally and externally managed open-ended investment companies (OEICs) and unit trusts. These are consolidated where the Group's percentage ownership level is 50 per cent or greater. The Group's percentage ownership levels in these entities can fluctuate from day to day according to changes in the Group's and third-party participation in the funds. In instances where the Group's ownership of internally managed funds declines marginally below 50 per cent and, based on historical analysis and future expectations the decline in ownership is expected to be temporary, the funds continue to be consolidated as subsidiaries under IAS 27,'Consolidated and Separate Financial Statements'.

        Where the Group exercises significant influence or has the power to exercise significant influence over an entity, generally through ownership of 20 per cent or more of the entity's voting rights, but does not control the entity, then this is considered to be an investment in an associate. With the exception of those referred to below, the Group's investments in associates are recorded at the Group's share of the associates' net assets including any goodwill and intangibles arising upon initial acquisition. The carrying value of investments in associates is adjusted each year for the Group's share of the

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

A:    Background and accounting policies (Continued)

entities' profit or loss. This does not apply to investments in associates held by the Group's insurance or investment funds including the venture capital business or mutual funds and unit trusts, which as permitted by IAS 28,'Investments in Associates' are carried at fair value through profit and loss.

        The Group's investments in joint ventures are recognised using proportional consolidation whereby the Group's share of an entity's individual balances are combined line-by-line with similar items into the Group financial statements.

        Other interests in entities, where significant influence is not exercised, are carried as investments at fair value through profit and loss.

        The consolidated financial statements of the Group include the assets, liabilities and results of the Company and subsidiary undertakings in which Prudential has a controlling interest, using accounts drawn up to 31 December 2011 except where entities have non-coterminous year ends. In such cases, the information consolidated is based on the accounting period of these entities and is adjusted for material changes up to 31 December. Accordingly, the information consolidated is deemed to cover the same period for all entities throughout the Group. The results of subsidiaries are included in the financial statements from the date control commences to the date control ceases. All inter-company transactions are eliminated on consolidation. Results of asset management activities include those for managing internal funds.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

A:    Background and accounting policies (Continued)

insufficient to pay the employee benefits relating to employee service in both current and prior periods. Defined benefit schemes are post-employment benefit plans that are not defined contribution schemes.

        For the Group's defined benefit schemes, if the present value of the defined benefit obligation exceeds the fair value of the scheme assets, then a liability is recorded in the Group's statement of financial position. By contrast, if the fair value of the assets exceeds the present value of the defined benefit obligation then the surplus will only be recognised if the nature of the arrangements under the trust deed, and funding arrangements between the Trustee and the Company support the availability of refunds or recoverability through agreed reductions in future contributions. In addition, if there is a constructive obligation for the Company to pay deficit funding, this is also recognised.

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

        These assets are excluded from plan assets in determining the pension obligation recognised in the consolidated statement of financial position.

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

        The compensation expense charged to the income statement is primarily based upon the fair value of the options granted, the vesting period and the vesting conditions. Vesting conditions exclude the ability of an employee to voluntarily exit a scheme and such exits are treated as an acceleration of vesting and hence a shortening of the period over which the expense is charged. The Group revises its estimate of the number of options likely to be exercised at each statement of financial position date and adjusts the charge to the income statement accordingly. Where the share-based payment depends upon vesting outcomes attaching to market-based performance conditions, additional modelling is performed

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

A:    Background and accounting policies (Continued)

to estimate the fair value of the awards. No subsequent adjustment is then made to the fair value charge for awards that do not vest on account of these performance conditions not being met.

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

        Deferred taxes are provided under the liability method for all relevant temporary differences, being the difference between the carrying amount of an asset or liability in the statement of financial position and its value for tax purposes. IAS 12, 'Income Taxes' does not require all temporary differences to be provided for, in particular, the Group does not provide for deferred tax on undistributed earnings of subsidiaries where the Group is able to control the timing of the distribution and the temporary difference created is not expected to reverse in the foreseeable future. The tax effects of losses available for carry forward are recognised as an asset. Deferred tax assets are only recognised when it is more likely than not, that future taxable profits will be available against which these losses can be utilised. Deferred tax related to charges or credits taken to other comprehensive income is also credited or charged to other comprehensive income and is subsequently recognised in the income statement together with the deferred gain or loss.

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

        Deferred tax is measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled, based on tax rates (and laws) that have been enacted or are substantively enacted at the end of the reporting period.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

A:    Background and accounting policies (Continued)

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

Business acquisitions and disposals

        Business acquisitions are accounted for by applying the purchase method of accounting, which adjusts the net assets of the acquired company to fair value at the date of purchase. The excess of the acquisition consideration over the fair value of the assets and liabilities of the acquired entity is recorded as goodwill. Expenses related to acquiring new subsidiaries are expensed in the period in which they are incurred. Should the fair value of the identifiable assets and liabilities of the entity exceed the acquisition consideration then this amount is recognised immediately in the income statement. Income and expenses of acquired entities are included in the income statement from the date of acquisition. Income and expenses of entities sold during the period are included in the income statement up to the date of disposal. The gain or loss on disposal is calculated as the difference between sale proceeds, net of selling costs, less the net assets of the entity at the date of disposal.

        For life insurance company acquisitions, the adjusted net assets include an identifiable intangible asset for the present value of in-force business which represents the profits that are expected to emerge from the acquired insurance business. The present value of in-force business is calculated using best

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

A:    Background and accounting policies (Continued)

estimate actuarial assumptions for interest, mortality, persistency and expenses and is amortised over the anticipated lives of the related contracts in the portfolio. The net carrying amount of insurance liabilities acquired less the value of in-force business, represents the fair value of the insurance liabilities acquired. An intangible asset may also be recognised in respect of acquired investment management contracts representing the fair value of contractual rights acquired under these contracts.

Goodwill

        Goodwill arising on acquisitions of subsidiaries and businesses is capitalised and carried on the Group statement of financial position as an intangible asset at initial value less any accumulated impairment losses. Goodwill impairment testing is conducted annually and when there is an indication of impairment. For the purposes of impairment testing, goodwill is allocated to cash generating units. These cash generating units reflect the smallest group of assets that includes the goodwill and generates cash flows that are largely independent of the cash inflows from other groups of assets. If the carrying amount of the cash generating unit exceeds its recoverable amount then the goodwill is considered impaired. Impairment losses are recognised immediately in the income statement and may not be reversed in future periods.

Intangible assets

        Intangible assets acquired on the purchase of a subsidiary or portfolio of contracts are fair valued at acquisition. Other intangible assets, such as software, are valued at the price paid to acquire them. Intangible assets are carried at cost less amortisation and any accumulated impairment losses. Amortisation calculated is charged on a straight-line basis over the estimated useful life of the assets. The residual values and useful lives are reviewed at each statement of financial position date.

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

Segments

        Under IFRS 8,'Operating Segments', the Group determines and presents operating segments based on the information that is internally provided to the Group Executive Committee (GEC), which is the Group's chief operating decision maker.

        An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group's other components. An operating segment's operating results are reviewed regularly

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

A:    Background and accounting policies (Continued)

by the GEC to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

        The operating segments identified by the Group reflect the Group's organisational structure, which is by both geography (Asia, US and UK) and by product line (insurance operations and asset management).

        Insurance operations principally comprise of products that contain both significant and insignificant elements of insurance risk. The products are managed together and there is no distinction between these two categories other than for accounting purposes. This segment also includes the commission earned on general insurance business and investment subsidiaries held to support the Group's insurance operations.

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

        The Group's operating segments determined in accordance with IFRS 8, are as follows:

Insurance operations

  –
  Asia

  –
  US (Jackson)

  –
  UK

Asset management operations

  –
  M&G (including Prudential Capital)

  –
  Eastspring investments (the new brand name for Asian asset management)

  –
  US broker-dealer and asset management (including Curian)

        The Group's operating segments are also its reportable segments with the exception of Prudential Capital which has been incorporated into the M&G operating segment for the purposes of segment reporting.

        The performance measure of operating segments utilised by the Company is IFRS operating profit attributable to shareholders based on longer-term investment returns. This measure excludes the recurrent items of short-term fluctuations in investment returns and the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes. In addition for 2010 this measure excluded costs associated with the terminated AIA transaction and gain arising upon the dilution of the Group's holding in PruHealth. For 2009 it excluded the non-recurrent cost of hedging the Group IGD capital surplus included within short-term fluctuations in investment returns and the loss on sale and the results of the Taiwan agency business during the period of ownership. Operating earnings per share is based on operating profit based on longer-term investment returns, after tax and non-controlling

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

A:    Background and accounting policies (Continued)

interests. Further details on the determination of the performance measure of operating profit based on longer-term investment returns is provided below in note A4 (d).

        Segment results that are reported to the Group Executive Committee include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are mainly in relation to the Group Head Office and the Asian Regional Head Office.

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

        Foreign currency borrowings that are used to provide a hedge against Group equity investments in overseas subsidiaries are translated at year end exchange rates and movements recognised in other comprehensive income. Other foreign currency monetary items are translated at year end exchange rates with changes recognised in the income statement.

        Foreign currency transactions are translated at the spot rate prevailing at the time.

d      Operating profit based on longer-term investment returns

        The Group provides supplementary analysis of profit before tax attributable to shareholders that distinguishes operating profit based on longer-term investment returns from other constituent elements of the total profit.

        Except in the case of the assets backing the UK annuity business, unit-linked and US variable annuity separate account liabilities, operating profit based on longer-term investment returns for shareholder-financed business is determined on the basis of expected longer-term investment returns. In

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

A:    Background and accounting policies (Continued)

the case of assets backing the UK annuity business, unit-linked and US variable annuity separate account liabilities, the basis of determining operating profit based on longer-term investment returns is as follows:

  •
  Assets backing UK annuity business liabilities. For UK annuity business, policyholder liabilities are determined by reference to current interest rates. The value movements of the assets covering liabilities are closely correlated with the related change in liabilities. Accordingly, asset value movements are recorded within the 'operating results based on longer-term investment returns'. Policyholder liabilities include a margin for credit risk. Variations between actual and best estimate expected impairments are recorded as a component of short-term fluctuations in investment returns.

  •
  Assets backing unit-linked and US variable annuity business separate account liabilities. For such business, the policyholder unit liabilities are directly reflective of the asset value movements.

    Accordingly, the operating results based on longer-term investment returns reflect the current period value movements in unit liabilities and the backing assets.

        In the case of other shareholder-financed business, the measurement of operating profit based on longer-term investment returns reflects the particular features of long-term insurance business where assets and liabilities are held for the long-term and for which the accounting basis for insurance liabilities under current IFRS is not generally conducive to demonstrating trends in underlying performance of life businesses exclusive of the effects of short-term fluctuations in market conditions. In determining the profit on this basis, the following key elements are applied to the results of the Group's shareholder-financed operations as reflected in the segment results shown in note B1.

i Debt and equity-type securities

        Longer-term investment returns for both debt and equity-type securities comprise longer-term actual income receivable for the period (interest/dividend income) and longer-term capital returns.

        In principle, for debt securities, the longer-term capital returns comprise two elements. The first element is a risk margin reserve (RMR) based charge for the expected level of defaults for the period, which is determined by reference to the credit quality of the portfolio. The difference between impairment losses in the reporting period and the RMR charge to the operating result is reflected in short-term fluctuations in investment returns. The second element is for the amortisation of interest-related realised gains and losses to operating results based on longer-term investment returns to the date when sold bonds would have otherwise matured.

        The shareholder-backed operation for which the distinction between impairment losses and interest-related realised gains and losses is in practice relevant to a significant extent is Jackson. Jackson has used the ratings by Nationally Recognised Statistical Ratings Organisations (NRSRO) or ratings resulting from the regulatory ratings detail issued by the National Association of Insurance Commissioners (NAIC) developed by external third parties such as PIMCO or Black Rock Solutions to determine the average annual RMR. Further details of the RMR charge, as well as the amortisation of interest related realised gains and losses, for Jackson are shown in note B1(iv) of the financial statements.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

A:    Background and accounting policies (Continued)

        For debt securities backing non-linked shareholder-financed business of the UK insurance operations (other than the annuity business) and of the Asian insurance operations, the realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are being amortised over the period to the date those securities would otherwise have matured, with no explicit RMR charge.

        At 31 December 2011 the level of unamortised interest-related realised gains and losses related to previously sold bonds for the Group was a net gain of £462 million (31 December 2010: £373 million; 31 December 2009: net gain of £225 million).

        For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment return for income and capital having regard to past performance, current trends and future expectations. Equity-type securities held for shareholder-financed operations other than the UK annuity business, unit-linked and US variable annuity are of significance for the US and Asian insurance operations. Different rates apply to different categories of equity-type securities.

        As at 31 December 2011, the equity-type securities for US insurance non-separate account operations amounted to £902 million (31 December 2010: £852 million; 31 December 2009: £784 million). For these operations, the longer term rates of return for income and capital applied in 2011 ranged from 5.9 per cent to 7.5 per cent for equity-type securities such as common and preferred stock and portfolio holdings in mutual funds and from 7.9 per cent to 9.5 per cent for certain other equity-type securities such as investments in limited partnerships and private equity funds (2010: 6.5 per cent to 7.9 per cent and 8.5 per cent to 9.9 per cent, respectively; 2009: 6.7 per cent to 7.9 per cent and 8.7 per cent to 9.9 per cent, respectively).

        For Asian insurance operations, investments in equity securities held for non-linked shareholder-financed operations amounted to £590 million as at 31 December 2011 (31 December 2010: £506 million; 31 December 2009: £267 million). Of this balance, £88 million (31 December 2010: £101 million; 31 December 2009: £63 million) related to the Group's 7.37 per cent (31 December 2010: 8.66 per cent) stake in China Life Insurance Company of Taiwan. This £88 million (31 December 2010: £101 million; 31 December 2009: £63 million) investment is in the nature of a trade investment for which the determination of longer-term investment returns is on the basis as described in note (iv)(c) below. For the investments representing the other equity securities which had year end balances of £502 million (31 December 2010: £405 million; 31 December 2009: £204 million), the rates of return applied in the years 2011 , 2010 and 2009 ranged from 1.7 per cent to 13.8 per cent with the rates applied varying by territory.

        The longer-term rates of return discussed above for equity-type securities are determined after consideration by the Group's in-house economists of long-term expected real government bond returns, equity risk premium and long-term inflation. These rates are broadly stable from period to period but may be different between countries, reflecting, for example, differing expectations of inflation in each territory. The assumptions are for returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

A:    Background and accounting policies (Continued)

ii US variable and fixed index annuity business

        The following value movements for Jackson's variable and fixed index annuity business are excluded from operating profit based on longer-term investment returns:

  •
  Fair value movements for equity-based derivatives;

  •
  Fair value movements for embedded derivatives for Guaranteed Minimum Withdrawal Benefit (GMWB) 'not for life' and fixed index annuity business, and Guaranteed Minimum Income Benefit (GMIB) reinsurance (see note);

  •
  Movements in accounts carrying value of GMDB and GMWB 'for life' liabilities, for which, under the 'grandfathered' US GAAP applied under IFRS, for Jackson insurance assets and liabilities the measurement basis gives rise to a muted impact of current period market movements;

  •
  Fee assessments and claim payments, in respect of guarantee liabilities; and

  •
  Related changes to amortisation of deferred acquisition costs for each of the above items.

Note: US operations—Embedded derivatives for variable annuity guarantee features

        The Guaranteed Minimum Income Benefit (GMIB) liability, which is fully reinsured, subject to a deductible and annual claim limits, is accounted for in accordance with FASB ASC Subtopic 944-80 Financial Services—Insurance—Separate Accounts (formerly SOP 03-1) under IFRS using 'grandfathered' US GAAP. As the corresponding reinsurance asset is net settled, it is considered to be a derivative under IAS 39 and the asset is therefore recognised at fair value. As the GMIB benefit is economically reinsured the mark to market element of the reinsurance asset is included as a component of short-term fluctuations in investment returns.

iii Other derivative value movements

        Generally, derivative value movements are excluded from operating results based on longer-term investment returns (unless those derivative value movements broadly offset changes in the accounting value of other assets and liabilities included in operating profit). The principal example of non-equity based derivatives (for example interest rate swaps and swaptions) whose value movements are excluded from operating profit arises in Jackson. Non-equity based derivatives are primarily held by Jackson as part of a broadly-based hedging programme for features of Jackson's bond portfolio (for which value movements are booked in the statement of comprehensive income rather than the income statement), product liabilities (for which US GAAP accounting as 'grandfathered' under IFRS 4 does not fully reflect the economic features being hedged), and the interest rate exposure attaching to equity based embedded derivatives.

iv Other liabilities to policyholders and embedded derivatives for product guarantees

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

A:    Background and accounting policies (Continued)

assets and liabilities is broadly equivalent in the income statement, and operating profit based on longer-term investments returns is not distorted. In these circumstances, there is no need for the movement in the liability to be bifurcated between the elements that relate to longer-term market conditions and short-term effects.

        However, for some types of business movements in liabilities do require bifurcation to ensure that at the net level (i.e. after allocated investment return and change for policyholder benefits) the operating result reflects longer-term market returns.

        Examples where such bifurcation is necessary are:

a Asia

Vietnamese participating business

        For the participating business in Vietnam the liabilities include policyholders' interest in investment appreciation and other surplus. Bonuses paid in a reporting period and accrued policyholders' interest in investment appreciation and other surpluses primarily reflect the level of realised investment gains above contract specific hurdle levels. For this business, operating profit based on longer-term investment returns includes the aggregate of longer-term returns on the relevant investments, a credit or charge equal to movements on the liability for the policyholders' interest in realised investment gains (net of any recovery of prior deficits on the participating pool), less amortisation over five years of current and prior movements on such credits or charges.

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

Guaranteed Minimum Death Benefit (GMDB) product features

        For unhedged GMDB liabilities accounted for under IFRS using 'grandfathered' US GAAP, such as in the Japanese business, the change in carrying value is determined under FASB ASC subtopic 944-80, Financial Services—Insurance—Separate Accounts (formerly SOP 03-1), which partially reflects changes in market conditions. Under the company's segmental basis of reporting the operating profit reflects the change in liability based on longer-term market conditions with the difference between the charge to the operating result and the movement reflected in the total result included in short-term fluctuations in investment returns.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

A:    Background and accounting policies (Continued)

particular period, on the overall provisions for credit risk is included in the category of short-term fluctuations in investment returns.

        The effects of other changes to credit risk provisioning are included in the operating result, as is the net effect of changes to the valuation rate of interest due to portfolio rebalancing to align more closely with the Group's internal benchmark.

v Fund management and other non-insurance businesses

        For these businesses it is inappropriate to include returns in the operating result on the basis described above. Instead, it is appropriate to generally include realised gains and losses (including impairments) in the operating result with unrealised gains and losses being included in short-term fluctuations. For this purpose impairments are calculated as the credit loss determined by comparing the projected cash flows discounted at the original effective interest rate to the carrying value. In some instances it may also be appropriate to amortise realised gains and losses on derivatives and other financial instruments to operating results over a time period that reflects the underlying economic substance of the arrangements.

A5:    New accounting pronouncements

        The following standards, interpretations and amendments have either been adopted for the first time in 2011 or have been issued but are not yet effective in 2011, including those which have not yet been adopted in the EU. This is not intended to be a complete list as only those standards, interpretations and amendments that could have an impact upon the Group's financial statements have been discussed.

        The accounting policies applied by the Group in determining the IFRS basis results in this report are the same as those previously applied in the Group's consolidated financial statements for the year ended 31 December 2010, except for the adoption of the new accounting pronouncements in 2011 as described below.

a Accounting pronouncements adopted in 2011

Improvements to IFRSs (2010)

        The 2010 annual improvements include minor changes to seven IFRSs. Amongst others, these include changes to the measurement of non-controlling interests under IFRS 3, 'Business combinations' and clarification on the required level of disclosure around credit risk and collateral held in IFRS 7, 'Financial instruments: Disclosure'. The Group has reviewed and adopted these changes in 2011 with no significant impact on the Group's results and financial position.

Amendments to IAS 24, 'Related party disclosures'

        The main revisions relate to exemption for government-related entities and are therefore not applicable to the Group. The amendment also clarifies and simplifies the definition of a related party albeit the nature of the change is minor. The adoption of these revisions did not have a significant impact on the Group's related party disclosures.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

A:    Background and accounting policies (Continued)

Amendment to IFRIC 14, 'Prepayment of a minimum funding requirement'

        This amendment removes an unintended consequence of IFRIC 14 relating to voluntary pension pre-payments when there is a minimum funding requirement. IFRIC 14 was amended to require an asset to be recognised for any surplus arising from voluntary pre-payment of minimum funding contributions in respect of future service. The adoption of this amendment did not have an impact on the Group's financial statements.

IFRIC 19, 'Extinguishing financial liabilities with equity instruments'

        In November 2009, the IFRIC issued guidance on how to account for the extinguishment of a financial liability by the issue of equity instruments. The adoption of this interpretation did not have a material effect on the Group's financial statements.

b Adoption of altered US GAAP requirements for Group IFRS reporting in 2012

        In October 2010, the Emerging Issues Task Force of the US Financial Accounting Standards Board issued Update No 2010-26 on 'Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts'. The update was issued to address perceived diversity by companies preparing financial statements in accordance with US GAAP as regards the types of acquisition costs being deferred. Under US GAAP, costs that can be deferred and amortised are those that 'vary with and are primarily related to the acquisition of insurance contracts'. The Update requires insurers to capitalise only those incremental costs directly related to acquiring a contract for financial statements for reporting periods starting after 15 December 2011. All other indirect acquisition expenses are required to be charged to the income statement as incurred expenses. Accordingly, the main impact of the Update is to disallow insurers from deferring costs that are not directly related to successful sales.

        Under the Group's IFRS reporting, Prudential has the option to either continue with its current basis of measurement or improve its accounting policy under IFRS 4 to acknowledge the issuance of the Update. Prudential has chosen to continue with its current basis of measurement for reporting of its 2011 results and improve its policy in 2012 to apply the US GAAP update on the retrospective basis to the results of its US insurance operation Jackson National Life. The reason and timing for the change is to achieve consistency with the basis expected to be applied by peer competitor companies in the US market in their US GAAP financial statements. To ensure consistency it is also intended to make the change on the retrospective basis in 2012 for the Asian operations that historically have effectively applied US GAAP for measuring insurance assets and liabilities.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

A:    Background and accounting policies (Continued)

        The effect of the change is as follows:

	Year ended 31 December 2011			Year ended 31 December 2010
	As reported under current policy	Effect of change	Under new policy from 1 Jan 2012	As reported under current policy	Effect of change	Under new policy from 1 Jan 2012

	£m	£m	£m	£m	£m	£m
Profit after tax and non controlling interests	1,490	(75)	1,415	1,431	(125)	1,306
Shareholders' equity	9,117	(553)	8,564	8,031	(510)	7,521

        For further information, please refer to note D3(g) and the note (c) under 'Other results based information' of Item 5.

c      Accounting pronouncements endorsed by the EU but not yet effective

        The following accounting pronouncements potentially relevant to the Group have been issued and endorsed for use in the EU but are not mandatory for adoption for the 31 December 2011 year end.

Amendments to IFRS 7, 'Financial instruments: Disclosures – Transfers of financial assets'

        The amendments, which were issued in October 2010 and are effective for annual periods beginning on or after 1 January 2012, introduce new disclosure requirements about transfers of financial assets. These include disclosures for financial assets that are not derecognised in their entirety and financial assets that are derecognised in their entity but for which the entity retains continuing involvement. The Group is evaluating the implications of the amendments but they are not expected to have a significant impact on the Group's disclosures.

Amendments to IAS 12, 'Income taxes'

        On 20 December 2010, the IASB published amendments to IAS 12 following the exposure draft issued on 10 September 2010. The amendments are effective for annual periods beginning on or after 1 January 2012. The amendments require the measurement of deferred tax assets and liabilities arising from investment properties and plant, property and equipment valued at fair value on the presumption that the carrying amount of the asset will be, normally, recovered through sale. These amendments are not expected to have a material effect on the Group's financial statements.

d Accounting pronouncements not yet endorsed by the EU

        The following accounting pronouncements potentially relevant to the Group have been issued but not yet endorsed for use in the EU.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

A:    Background and accounting policies (Continued)

IFRS 9, 'Financial Instruments: Classification and measurement'

        In November 2009, the IASB issued a new standard which altered the classification and measurement of financial assets. Under the new standard only two possible classifications arise, rather than the four existing classifications currently available under IAS 39, and will result in all financial assets being valued at amortised cost or fair value through profit and loss.

        In October 2010, the IASB issued requirements on the accounting for financial liabilities. These requirements will be added to IFRS 9 and maintain the existing amortised cost measurement for most liabilities but will require changes in fair value due to changes in the entity's own credit risk to be recognised in the other comprehensive income (OCI) section of the comprehensive income statement, rather than within profit or loss for liabilities measured at fair value.

        In December 2011, the IASB issued Mandatory Effective Date and Transition Disclosures (Amendments to IFRS 9 and IFRS 7), which amended the effective date of IFRS 9 to annual periods beginning on or after 1 January 2015 (from the previous 1 January 2013), and modified the relief from restating comparative periods and the associated disclosures in IFRS 7.The Group is still assessing the full impact of this standard.

        Standards on consolidation, joint arrangements and disclosures: IFRS 10, 'Consolidated financial statements', IFRS 11, 'Joint arrangements', IFRS 12, 'Disclosure of interests in other entities', IAS 27, 'Consolidated and separate financial statements', and IAS 28, 'Investments in associates and joint ventures'

        In May 2011, the IASB issued a package of five new standards as listed above to address the scope of the consolidation reporting standards. IFRS 10 replaces all of the guidance on control and consolidation in IAS 27 and SIC 12, 'Consolidation – Special purpose entities'. IAS 27 was amended to deal only with requirements on separate financial statements, which have been carried forward largely unchanged. IFRS 10 provides a single consolidation model. The key changes include revised definition of control so that the same criteria which focus on the need to have both power and variable returns are applied to all entities.

        The remaining standards of IFRS 11, IFRS 12 and consequential amendments to IAS 28 include replacement of the previous guidance on interests in joint ventures and on the disclosure requirements. IFRS 11 includes a new definition of joint ventures and unlike the previous guidance, proportionate consolidation is no longer permitted for joint ventures. IFRS 12 sets out the disclosure requirements for subsidiaries, joint ventures, associates and unconsolidated structured entities.

        These standards are effective for annual periods beginning on or after 1 January 2013. Early application is permitted; though entities must adopt all five standards in the package. IFRS 10 excludes guidance specifically for investment entities, as the IASB continues to work on this with an exposure draft issued on 25 August 2011.

        The Group's investments in joint ventures are currently recognised using proportional consolidation. With the application of IFRS 11, the Group's investments in joint ventures will be accounted for on a single line equity method. This is a presentational change and is not expected to have an impact on the Group's results and financial position.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

A:    Background and accounting policies (Continued)

        The Group is still assessing the full impact of this standard in particular on the Group's consolidated investment funds (including OEICs and unit trusts).

IFRS 13, 'Fair value measurements'

        IFRS 13 creates a uniform framework to explain how to measure fair value and aims to enhance fair value disclosures, but it does not change when to measure fair value or require additional fair value measurements. The standard requires additional disclosure on the fair value of non-financial assets and liabilities and enhanced disclosure for recurring Level 3 fair value measurements.

        IFRS 13 is effective for prospective application on 1 January 2013 The Group is still assessing the full impact of this standard, but these amendments are not expected to have a material effect on the Group's financial statements.

Amendments to IAS 19, 'Employee benefits'

        In June 2011, the IASB published an amended version of IAS 19 on the accounting for pensions and other post-employment benefits which is effective for annual periods beginning on or after 1 January 2013. The key revisions to the standard include:

  •
  The removal of the corridor option for actuarial gains and losses.

  •
  Presentation of all actuarial gains and losses in other comprehensive income rather than in profit and loss.

  •
  The replacement of the expected return on plan assets with an amount based on the liability discount rate in the determination of pension costs.

  •
  Enhanced disclosures, specifically on risks arising from defined benefit plans.

        The Group does not apply the corridor option, therefore the removal of the corridor option has no impact to the Group. However, the Group currently presents actuarial gains and losses in the income statement, with the shareholder's share presented below operating profit in the supplementary analysis of profit in the segmental income statement. With the revised standard, the actuarial gains and losses will be presented in the statement of comprehensive income. The Group is still assessing the full impact of the other amendments to the standard.

Amendments to IAS 1, 'Presentation of financial statements'

        This amendment changes the requirement for the disclosure of items presented in other comprehensive income, requiring items to be presented separately based on whether or not they may be recycled to profit or loss in the future. The amendment is effective from 1 January 2013. The Group is still assessing the full impact of these amendments but is expecting the amendments to be presentational with no significant impact on the Group's results and financial position.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

A:    Background and accounting policies (Continued)

        Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32, 'Financial Instruments: Presentation' and IFRS 7 'Financial instruments: Disclosures')

        In December 2011, the IASB published amendments to the application guidance of IAS 32 clarifying the criteria for offsetting financial assets and financial liabilities in the statement of financial position. In addition, the IASB has also published amendments to IFRS 7 to enhance current offsetting disclosures. The amendments to IAS 32 and IFRS 7 are effective for the annual periods beginning on or after 1 January 2013 and 2013, respectively. The Group is currently assessing the impact of these amendments.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

B:    Summary of results

B1:    Segment disclosure—Income statement

        The determination of the operating segments and performance measure of the operating segments of the Group are as detailed in note A4. Further segmentation of the income statement is provided in note F1 of these financial statements.

	2011	2010	2009

	£m	£m	£m
Asian operations
Insurance operations:note (ii)
Underlying results before exceptional credit	709	536	353
Exceptional credit for Malaysia operations	—	—	63

Total Asian insurance operations	709	536	416
Development expenses	(5)	(4)	(6)

Total Asian insurance operations after development expenses	704	532	410
Eastspring Investments	80	72	55

Total Asian operations	784	604	465

US operations
Jackson (US insurance operations)notes (i) (ii) (iii)	694	833	618
Broker-dealer and asset management	24	22	4

Total US operations	718	855	622

UK operations
UK insurance operations:notes (i) (ii)
Long-term business	683	673	606
General insurance commissionnote (v)	40	46	51

Total UK insurance operations	723	719	657
M&G	357	284	238

Total UK operations	1,080	1,003	895

Total segment profit	2,582	2,462	1,982

Other income and expenditure
Investment return and other income	22	30	22
Interest payable on core structural borrowings	(286)	(257)	(209)
Corporate expenditurenote F3	(219)	(223)	(208)

Total	(483)	(450)	(395)

RPI to CPI inflation measure change on defined benefit pension schemesnote (vi)	42	—	—
Solvency II implementation costs	(55)	(45)	—
Restructuring costsnote (vii)	(16)	(26)	(23)

Operating profit based on longer-term investment returns	2,070	1,941	1,564
Short-term fluctuations in investment returns on shareholder-backed businessnote (viii)	(148)	(123)	(123)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemesnote (ix)	21	(10)	(74)
Costs of terminated AIA transactionnote (x)	—	(377)	—
Gain on dilution of Group holdingsnote 12	—	30	—
Loss on sale and results for Taiwan agency businessnote (xi)	—	—	(621)

Profit before tax attributable to shareholders	1,943	1,461	746

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

B:    Summary of results (Continued)

Notes

(i)
Operating profit based on longer-term investment returns.

  The Group provides supplementary analysis of IFRS profit before tax attributable to shareholders so as to distinguish operating profit based on longer-term investment returns from other elements of total profit. Operating profit based on longer-term investment returns is the basis on which management regularly reviews the performance of Prudential's segments as defined by IFRS 8. Further discussion on the determination of operating profit based on longer-term investment returns is provided in note A4(d).

(ii)
Effect of changes to assumptions, estimates and bases of determining life assurance liabilities.

  The results of the Group's long-term business operations are affected by changes to assumptions, estimates and bases of preparation.

  These are described in notes D2(i), D3(i) and D4(i).

(iii)
Jackson operating results based on longer-term investment returns.

  IFRS basis operating profits for US operations include the following amounts (net of related change in amortisation of deferred acquisition costs, where applicable) so as to derive longer-term investment returns.

	2011	2010	2009

	£m	£m	£m
Debt securities:
Amortisation of interest related realised gains and losses	64	63	47
Risk margin reserve charge for longer-term credit related losses (see (iv) below)	(53)	(55)	(60)
Equity type investments:
Longer-term returns	51	51	55

(iv)
The risk margin reserve (RMR) charge for longer-term credit related losses included in operating profit based on longer-term investment returns of Jackson for 2011 is based on an average annual RMR of 25 basis points (2010: 26 basis points; 2009: 27 basis points) on average book values of US$44.4 billion (2010: US$44.2 billion; 2009: US$43.9 billion) as shown below:

	2011				2010				2009
Moody's rating category (or equivalent under NAIC ratings of RMBS)	Average book value	RMR	Annual expected loss		Average book value	RMR	Annual expected loss		Average book value	RMR	Annual expected loss

	US $m	%	US $m	£m	US $m	%	US $m	£m	US $m	%	US $m	£m
A3 or higher	21,255	0.08	(17)	(11)	20,622	0.06	(12)	(8)	19,509	0.03	(5)	(3)
Baa1, 2 or 3	20,688	0.26	(54)	(34)	20,785	0.26	(53)	(34)	21,072	0.23	(47)	(30)
Ba1, 2 or 3	1,788	1.04	(19)	(11)	1,935	1.04	(20)	(13)	2,035	1.13	(23)	(15)
B1, 2 or 3	474	3.01	(14)	(9)	500	2.99	(15)	(10)	594	2.86	(17)	(11)
Below B3	211	3.88	(8)	(5)	321	3.88	(13)	(8)	691	3.91	(27)	(17)

Total	44,416	0.25	(112)	(70)	44,163	0.26	(113)	(73)	43,901	0.27	(119)	(76)

Related change to amortisation of deferred acquisition costs (see below)			27	17			28	18			25	16

Risk margin reserve charge to operating profit for longer-term credit related losses			(85)	(53)			(85)	(55)			(94)	(60)

  Consistent with the basis of measurement of insurance assets and liabilities for Jackson's IFRS results, the charges and credits to operating profits based on longer-term investment returns are partially offset by related changes to amortisation of deferred acquisition costs.

(v)
UK operations transferred its general insurance business to Churchill in 2002, with general insurance commission representing the commission received net of expenses for Prudential-branded general insurance products as part of this arrangement.

(vi)
During 2011 the Group altered its inflation measure basis for future statutory increases to pension payments for certain tranches of its UK defined benefit pension schemes. This reflects the UK Government's decision to replace the basis of indexation from Retail Price Index (RPI) with Consumer Price Index (CPI). This resulted in a credit to the operating profit based on longer-term investment returns of £42 million.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

B:    Summary of results (Continued)

(vii)
Restructuring costs are incurred in the UK as part of EEV covered business and represent one-off expenses incurred in securing expense savings.

(viii)
Short-term fluctuations in investment returns on shareholder-backed business

	2011	2010	2009

	£m	£m	£m
Insurance operations:
Asia	(92)	114	31
US	(95)	(378)	(132)
UK	159	116	108
Other operations

—IGD hedge costs	—	—	(235)
—Other	(120)	25	105

	(120)	25	(130)

Total	(148)	(123)	(123)

  General overview of defaults

  The Group did not experience any defaults of its shareholder-backed debt securities portfolio in 2011 and 2010. The Group incurred no defaults in 2011 (2010: £nil; 2009: £ 11 million) on its debt securities portfolio. The defaults of £11 million in 2009 were experienced by the UK shareholder-backed annuity business.

  Asian insurance operations

  The fluctuations for Asian insurance operations of negative £92 million (2010: positive £114 million) in part reflects equity market falls in Taiwan and a partial reversal of unrealised gains recognised in prior years on the Group's 7.37 per cent (2010:8.66 per cent) stake in China Life Insurance Company of Taiwan. For 2009, the gain of £31 million primarily relates to strong market performance in Taiwan and Japan partially offset by the fall in the Vietnamese bond markets.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

B:    Summary of results (Continued)

  US insurance operations

        The short-term fluctuations in investment returns for US insurance operations comprise the following items:

	2011	2010	2009

	£m	£m	£m
Short-term fluctuations relating to debt securities:
Charges in the year
Defaults	—	—	—
Losses on sales of impaired and deteriorating bonds	(32)	(99)	(6)
Bond write downs	(62)	(124)	(630)
Recoveries/reversals	42	10	5

Total charges in the yearnote (a)	(52)	(213)	(631)
Less: Risk margin charge included in operating profit based on longer-term investment returnsnote(iii)	70	73	76

	18	(140)	(555)

Interest related realised gains:
Arising in the year	158	224	125
Less: Amortisation of gains and losses arising in current and prior years to operating profit based on longer-term investment returns	(84)	(82)	(59)

	74	142	66

Related change to amortisation of deferred acquisition costs	(4)	(3)	75

Total short-term fluctuations related to debt securities	88	(1)	(414)
Derivatives (other than equity related): market value movement (net of related change to amortisation of deferred acquisition costs)note (b)	472	(15)	385
Net equity hedge results (principally guarantees and derivatives, net of related change to amortisation of deferred acquisition costs)note (c)	(632)	(365)	(74)
Equity type investments: actual less longer-term return (net of related change to amortisation of deferred acquisition costs)note A4(d)(i)	0	3	(59)
Other items (net of related change to amortisation of deferred acquisition costs)	(23)	—	30

Total	(95)	(378)	(132)

  The short-term fluctuations shown in the table above are stated net of the related change to amortisation of deferred acquisition of deferred acquisition costs of £359 million (2010: £358 million; 2009: £153 million) See note H1.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

B:    Summary of results (Continued)

Notes

(a)
The charges on the debt securities of Jackson comprise the following:

	Defaults	Bond write downs	Losses on sale of impaired and deteriorating bonds	Recoveries/ reversals	Total 2011	Total 2010	Total 2009

	£m	£m	£m	£m	£m	£m	£m
Residential mortgage-backed securities:
Prime (including agency)	—	(19)	(6)	—	(25)	(56)	(268)
Alt-A	—	(2)	(5)	6	(1)	(54)	(182)
Sub-prime	—		(1)	1	—	(13)	(49)

Total residential mortgage-backed securities	—	(21)	(12)	7	(26)	(123)	(499)
Corporate debt securities	—	—	(18)	4	(14)	(37)	(107)
Other	—	(41)	(2)	31	(12)	(53)	(25)

Total	—	(62)	(32)	42	(52)	(213)	(631)

(b)
The gain of £472 million (2010: loss of £15 million; 2009: gain of £385 million) is principally for the value movement of non-equity freestanding derivatives held to manage interest rate exposures, duration matching and for the GMIB reinsurance asset that is considered to be a derivative under IAS 39.

Under IAS 39, unless hedge accounting is applied value movements on derivatives are recognised in the income statement. For the derivatives programme attaching to the fixed annuity and other general account business, the Group has continued its approach of not seeking to apply hedge accounting under IAS 39. This decision reflects the inherent constraints of IAS 39 for hedge accounting investments and life assurance assets and liabilities under 'grandfathered' US GAAP under IFRS 4.

(c)
The amount of £632 million in 2011 (2010: £365 million; 2009: £74 million) relates to the net equity hedge accounting effect of the equity-based derivatives and associated guarantee liabilities of Jackson's variable and fixed index annuity business. The details of the value movements excluded from operating profit based on longer-term investment returns are as described in note A4(d)(iii). The principal movements are for (i) value for free standing and GMWB 'not for life' embedded derivatives, (ii) accounting values for GMDB and GMWB 'for life' guarantees and (iii) related changes to DAC amortisation. These movements include the effect of lower interest rates which were particularly significant in 2011. The value movements on derivatives held to manage this and other interest rate exposure are included in the £472 million (2010: loss of £15 million; 2009: gain of £385 million) described above in note (b).

  In addition to the items discussed above, for US insurance operations, included within the statement of comprehensive income is an increase in net unrealised gains on debt securities classified as available-for-sale of £811 million (2010: increase in net unrealised gains of £1,221 million; 2009: reduction in net unrealised losses of £2,669 million). Temporary market value movements do not reflect defaults or impairments. Additional details on the movement in the value of the Jackson portfolio are included in note D3.

  UK Insurance operations

  The short-term fluctuations gain for UK insurance operations of £159 million (2010: £116 million; 2009: £108 million) principally reflect net investment gains arising in the period on fixed income assets backing the capital of the shareholder-backed annuity business.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

B:    Summary of results (Continued)

  IGD hedge costs

  During the severe equity market conditions experienced in the first quarter of 2009 coupled with historically high equity volatility, the Group entered into exceptional short-dated hedging contracts to protect against potential tail-events on the IGD capital position, in addition to the regular operational hedging programmes. The hedge contracts have expired and have not been renewed.

  Other operations

  Short-term fluctuations of other operations were negative £120 million (2010: positive £25 million; 2009: positive £105 million) representing unrealised value movements on investments, including on centrally held swaps to manage foreign exchange and certain macro-economic exposures of the Group.

(ix)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes

	2011	2010	2009

	£m	£m	£m
Actuarial gains and losses
Actual less expected return on scheme assets	9	31	23

Experience gains (losses) on scheme liabilities	19	(5)	17
Gains (losses) on changes of assumptions for scheme liabilities	12	(41)	(147)

	40	(15)	(107)
Less: amount attributable to the PAC with-profits sub-fund	(18)	5	47

	22	(10)	(60)

Other gains and losses
Movement in the provision for deficit funding of PSPS	(4)	—	(48)
Less: amount attributable to the PAC with-profits sub-fund	3	—	34

	(1)	—	(14)

Total	21	(10)	(74)

  The actuarial gains and losses shown in the table above relate to the Scottish Amicable and M&G. The amounts did not include actuarial gains and losses for the Prudential Staff Pension Scheme (PSPS) for which the Group has not recognised its interest in the scheme's underlying surplus.

  The losses of £12 million (2010: losses of £41 million) primarily reflect the effect of changes in the inflation rate, expected salary increases and risk discount rate. Other gains and losses in 2009 related to the change in the provision for deficit funding obligation for PSPS. Further details on the Group's defined benefit pension schemes are shown in note I3.

(x)
The following costs were incurred in the first six months of 2010 in relation to the proposed, and subsequently terminated, transaction to purchase AIA Group Limited and related rights issue.

2010

£m
AIG termination break fee	153
Underwriting fees	58
Costs associated with foreign exchange hedging	100
Adviser fees and other	66

Total costs before tax	377
Associated tax relief	(93)

Total costs after tax	284

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

B:    Summary of results (Continued)

  Of the £377 million total costs before tax, the £100 million associated with foreign exchange hedging has been recorded within 'Investment return' and the other £277 million has been recorded as 'Other expenditure' within 'Acquisition costs and other expenditure' in the consolidated income statement.

(xi)
Sale of Taiwan agency business: In order to facilitate comparisons of operating profit based on longer-term investment returns that reflect the Group's retained operations, the results attributable to the Taiwan business for which the sale process was completed in June 2009 are included separately within the segmental analysis of profit for 2009.

B2:    Earnings per share

        Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year, excluding those held in employee share trusts and consolidated unit-trusts and OEICs, which are treated as cancelled.

        For diluted earnings per share, the weighted average number of shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Group's only class of potentially dilutive ordinary shares are those share options granted to employees where the exercise price is less than the average market price of the Company's ordinary shares during the year. No adjustment is made if the impact is anti-dilutive overall.

        Earnings per share are calculated based on earnings attributable to ordinary shareholders, after related tax and non-controlling interests.

	2011
	Before tax note B1	Tax note F5	Non- controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share

	£m	£m	£m	£m	Pence	Pence
Based on operating profit based on longer-term investment return	2,070	(448)	(4)	1,618	63.9p	63.8p
Short-term fluctuations in investment returns on shareholder-backed business	(148)	4	—	(144)	(5.7)p	(5.7)p
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	21	(5)	—	16	0.6p	0.6p

Based on profit for the year	1,943	(449)	(4)	1,490	58.8p	58.7p

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

B:    Summary of results (Continued)

	2010
	Before tax note B1	Tax note F5	Non- controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share

	£m	£m	£m	£m	Pence	Pence
Based on operating profit based on longer-term investment returns, excluding exceptional tax credit	1,941	(371)	(5)	1,565	62.0p	61.9p
Exceptional tax credit*	—	158	—	158	6.3p	6.3p

Based on operating profit based on longer-term investment return	1,941	(213)	(5)	1,723	68.3p	68.2p
Short-term fluctuations in investment returns on shareholder-backed business	(123)	92	—	(31)	(1.2)p	(1.2)p
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(10)	3	—	(7)	(0.3)p	(0.3)p
Costs of terminated AIA transaction	(377)	93	—	(284)	(11.3)p	(11.3)p
Gain on dilution of Group's holdings	30	—	—	30	1.2p	1.2p

Based on profit for the year including exceptional tax credit	1,461	(25)	(5)	1,431	56.7p	56.6p

*
The tax charge attributable to shareholders' return included an exceptional tax credit of £158 million which primarily related to the impact of a settlement agreed with the UK tax authorities.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

B:    Summary of results (Continued)

	2009
	Before tax (note B1)	Tax (note F5)	Non- controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share

	£m	£m	£m	£m	Pence	Pence
Based on operating profit based on longer-term investment returns	1,564	(374)	(2)	1,188	47.5p	47.4p
Short-term fluctuations in investment returns on shareholder-backed business	(123)	280	1	158	6.3p	6.3p
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(74)	21	—	(53)	(2.1)p	(2.1)p
Adjustment from loss on sale and result of Taiwan agency business	(621)	18	—	(603)	(24.1)p	(24.0)p

Based on profit for the year from continuing operations	746	(55)	(1)	690	27.6p	27.6p
Adjustment for post-tax results of discontinued operations	(14)	—	—	(14)	(0.6)p	(0.6)p

Based on profit for the year from continuing operations	732	(55)	(1)	676	27.0p	27.0p

Number of shares

        A reconciliation of the weighted average number of ordinary shares used for calculating basic and diluted earnings per share is set out as below:

	2011	2010	2009

	£m	£m	£m
Weighted average shares for calculation of basic earnings per share	2,533	2,524	2,501
Shares under option at end of year	13	13	12
Number of shares that would have been issued at fair value on assumed option exercise	(8)	(8)	(7)

Weighted average shares for calculation of diluted earnings per share	2,538	2,529	2,506

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

B:    Summary of results (Continued)

B3:    Dividends

	2011	2010	2009

	£m	£m	£m
Dividends declared and paid in reporting period
Parent company:
Interim dividend (2011: 7.95p; 2010: 6.61p; 2009: 6.29p per share)	203	168	159
Final/second interim dividend for prior period (2011: 17.24p; 2010: 13.56p; 2009: 12.91p per share)	439	343	322

Total	642	511	481

        Dividends paid in cash, as set in the consolidated statement of cash flows for 2011 were £642 million. As a result of shares issued in lieu of dividends of £62 million in 2010 and £137 million in 2009, dividends paid in cash, were £449 million and £344 million in 2010 and 2009, respectively. The scrip dividend alternative was replaced by the Dividend Re-investment Plan from the 2010 final dividend.

	2011	2010	2009

	£m	£m	£m
Parent company dividends relating to reporting period:
Interim dividend (2011: 7.95p; 2010: 6.61p, 2009: 6.29p per share)	203	168	159
Final dividend (2011: 17.24p; 2010: 17.24p, 2009: 13.56p per share)	439	439	343

Total	642	607	502

Dividend per share

        Interim dividends are recorded in the period in which they are paid. Final dividends are recorded in the period in which they are approved by shareholders. The final dividend for the year ended 31 December 2010 of 17.24 pence per ordinary share was paid to eligible shareholders on 26 May 2011 and the 2011 interim dividend of 7.95 pence per ordinary share was paid to eligible shareholders on 22 September 2011.

        The 2011 final dividend of 17.24 pence per ordinary share will be paid on 24 May 2012 in sterling to shareholders on the principal register and the Irish branch register at 6.00 p.m. BST on Friday, 30 March 2012 (the 'Record Date'), and in Hong Kong dollars to shareholders on the Hong Kong branch register at 4.30 p.m. Hong Kong time on the Record Date (HK Shareholders). Holders of US American Depositary Receipts (US Shareholders) will be paid their dividends in US dollars on or about five days after the payment date of the dividend to shareholders on the principal register. The final dividend will be paid on or about 31 May 2012 in Singapore dollars to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte.) Limited (CDP) at 5.00 p.m. Singapore time on the Record Date (SG Shareholders). The dividend payable to the HK Shareholders will be

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

B:    Summary of results (Continued)

translated using the exchange rate quoted by the WM Company at the close of business on 12 March 2012. The exchange rate at which the dividend payable to the SG Shareholders will be translated into SG$ will be determined by CDP. The dividend will distribute an estimated £439 million of shareholders' funds.

        In line with 2010, shareholders on the principal register and Irish branch register will be able to participate in a Dividend Reinvestment Plan.

B4:    Exchange translation

Exchange movement recognised in other comprehensive income

	2011	2010	2009

	£m	£m	£m
Asian operations	(30)	164	(189)
US operations	42	88	(244)
Unallocated to a segment (central funds)	(44)	(35)	227

	(32)	217	(206)

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

        The exchange rates applied were:

Local currency: £	Closing rate at 31 Dec 2011	Average for 2011	Closing rate at 31 Dec 2010	Average for 2010	Closing rate at 31 Dec 2009	Average for 2009	Opening rate at 1 Jan 2009

Hong Kong	12.07	12.48	12.17	12.01	12.52	12.14	11.14
Indonesia	14,091.80	14,049.41	14,106.51	14,033.41	15,171.52	16,173.28	15,799.22
Malaysia	4.93	4.90	4.83	4.97	5.53	5.51	5.02
Singapore	2.02	2.02	2.01	2.11	2.27	2.27	2.07
India	82.53	74.80	70.01	70.66	75.15	75.7	70.05
Vietnam	33,688.16	33,139.22	30,526.26	29,587.63	29,832.74	27,892.39	25,205.87
US	1.55	1.60	1.57	1.55	1.61	1.57	1.44

B5: Group statement of financial position

        To explain more comprehensively the assets, liabilities and capital of the Group's businesses, it is appropriate to provide analyses of the Group's statement of financial position by operating segment and type of business.

        The tables below aggregate the three asset management segments for ease of presentation and hence should be read in conjunction with the associated tables on asset management in note E2.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

B:    Summary of results (Continued)

a      Group statement of financial position by operating segment

i       Position at 31 December 2011

	2011
	Insurance operations
				Total insurance operations	Asset management E2	Unallocated to a segment (central operations)	Intra- group eliminations	31 Dec 2011 Group Total
By operating segment	UK D2	US D3	Asia D4

	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Intangible assets attributable to shareholders:
Goodwill	—	—	235	235	1,230	—	—	1,465
Deferred acquisition costs and other intangible assets	113	3,900	1,027	5,040	16	13	—	5,069

TotalH1	113	3,900	1,262	5,275	1,246	13	—	6,534

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	178	—	—	178	—	—	—	178
Deferred acquisition costs and other intangible assets	6	—	83	89	—	—	—	89

TotalH2	184	—	83	267	—	—	—	267

Total intangible assets	297	3,900	1,345	5,542	1,246	13	—	6,801

Deferred tax assetsH4	231	1,392	115	1,738	129	409	—	2,276
Other non investment and non-cash assets	4,771	1,542	1,024	7,337	1,000	4,532	(6,231)	6,638
Investment of long term business and other operations:
Investment propertiesH7	10,712	35	10	10,757	—	—	—	10,757
Investments accounted for using the equity methodH8	70	—	—	70	—	—	—	70
Financial investments:
Loansnote (d) (iv)	3,115	4,110	1,233	8,458	1,256	—	—	9,714
Equity securities and portfolio holdings in unit trusts	36,722	38,036	11,997	86,755	594	—	—	87,349
Debt securitiesnote (d) (i)	77,953	27,022	17,681	122,656	1,842	—	—	124,498
Other investments	4,568	2,376	470	7,414	78	17	—	7,509
Deposits	9,287	167	1,165	10,619	89	—	—	10,708

Total investmentsG1 note (c)	142,427	71,746	32,556	246,729	3,859	17	—	250,605

Properties held for saleH9	—	3	—	3	—	—	—	3
Cash and cash equivalentsH10	2,965	271	1,977	5,213	1,735	309	—	7,257

Total assets	150,691	78,854	37,017	266,562	7,969	5,280	(6,231)	273,580

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

B:    Summary of results (Continued)

Note

(i)
Further segmental analysis:

The non-current assets of the Group comprise goodwill, intangible assets other than DAC and present value of acquired in-force business and property, plant and equipment included within 'other non-investment and non-cash assets'. Items defined as financial instruments or related to insurance contracts are excluded. The Group's total non-current assets at 31 December comprise:

	2011	2010

	£m	£m
UK including insurance operations, M&G and Central operations	1,906	1,708
US	144	131
Asia*	681	615

Total	2,731	2,454

*
No individual country in Asia held non-current assets at the end of the year which exceeds 10 per cent of the Group total.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

B:    Summary of results (Continued)

	Insurance operations
				Total insurance operations	Asset management operations E2	Unallocated to a segment (central operations)	Intra- group eliminations	2011 Group Total
By operating segment	UK D2	US D3	Asia D4

	£m	£m	£m	£m	£m	£m	£m	£m
Equity and liabilities
Equity
Shareholders' equityH11	2,581	4,271	2,349	9,201	1,783	(1,867)	—	9,117
Non-controlling interests	33	—	5	38	5	—	—	43

Total equity	2,614	4,271	2,354	9,239	1,788	(1,867)	—	9,160

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilitiesH12	82,732	67,278	30,353	180,363	—	—	—	180,363
Investment contract liabilities with discretionary participation featuresG1	29,348	—	397	29,745	—	—	—	29,745
Investment contract liabilities without discretionary participation featuresG1	14,944	1,911	112	16,967	—	—	—	16,967
Unallocated surplus of with-profits funds (reflecting application of 'realistic' basis provisions for UK regulated with-profits funds)D2, H12	9,165	—	50	9,215	—	—	—	9,215

Total policyholder liabilities and unallocated surplus of with-profits funds	136,189	69,189	30,912	236,290	—	—	—	236,290

Core structural borrowings of shareholder financed operations:H13
Subordinated debt	—	—	—	—	—	2,652	—	2,652
Other	—	160	—	160	250	549	—	959

Total	—	160	—	160	250	3,201	—	3,611

Operational borrowings attributable to shareholder financed operations G1, H13	103	127	141	371	13	2,956	—	3,340
Borrowings attributable to with-profits operations G1, H13	972	—	—	972	—	—	—	972
Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreementsG1	1,945	1,169	—	3,114	—	—	—	3,114
Net asset value attributable to unit holders of consolidated unit trusts and similar fundsG1	2,043	18	1,101	3,162	678	—	—	3,840
Deferred tax liabilitiesH4	1,349	2,093	513	3,955	5	251	—	4,211
Current tax liabilitiesH4	553	—	116	669	106	155	—	930
Accruals and deferred income	321	—	103	424	290	22	—	736
Other creditorsG1	2,829	548	660	4,037	4,493	245	(6,231)	2,544
ProvisionsH14	266	13	47	326	133	70	—	529
Derivative liabilitiesG1, G3	1,298	887	480	2,665	182	207	—	3,054
Other liabilitiesG1, H15	209	379	590	1,178	31	40	—	1,249

Total	10,813	5,107	3,610	19,530	5,918	990	(6,231)	20,207

Total liabilities	148,077	74,583	34,663	257,323	6,181	7,147	(6,231)	264,420

Total equity and liabilities	150,691	78,854	37,017	266,562	7,969	5,280	(6,231)	273,580

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

B:    Summary of results (Continued)

Position at 31 December 2010:

	Insurance operations
				Total insurance operations	Asset management operations E2	Unallocated to a segment (central operations)	Intra- group eliminations	2010 Group Total
By operating segment	UK D2	US D3	Asia D4

	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Intangible assets attributable to shareholders:
Goodwill	—	—	236	236	1,230	—	—	1,466
Deferred acquisition costs and other intangible assets	120	3,559	962	4,641	13	13	—	4,667

TotalH1	120	3,559	1,198	4,877	1,243	13	—	6,133

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	166	—	—	166	—	—	—	166
Deferred acquisition costs and other intangible assets	13	—	97	110	—	—	—	110

TotalH2	179	—	97	276	—	—	—	276

Total intangible assets	299	3,559	1,295	5,153	1,243	13	—	6,409

Deferred tax assetsH4	214	1,391	98	1,703	123	362	—	2,188
Other non investment and non-cash assets	4,631	1,225	788	6,644	995	4,146	(5,761)	6,024
Investment of long term business and other operations:
Investment propertiesH7	11,212	26	9	11,247	—	—	—	11,247
Investments accounted for using the equity methodH8	69	—	2	71	—	—	—	71
Financial investments:
Loansnote (d) (iv)	2,302	4,201	1,340	7,843	1,418	—	—	9,261
Equity securities and portfolio holdings in unit trusts	40,519	31,501	14,464	86,484	151	—	—	86,635
Debt securitiesnote (d) (i)	74,304	26,366	14,108	114,778	1,574	—	—	116,352
Other investments	3,998	1,199	382	5,579	59	141	—	5,779
Deposits	9,022	212	638	9,872	80	—	—	9,952

Total investmentsG1, note (c)	141,426	63,505	30,943	235,874	3,282	141	—	239,297

Properties held for saleH9	254	3	—	257	—	—	—	257
Cash and cash equivalentsH10	2,839	232	1,601	4,672	1,436	523	—	6,631

Total assets	149,663	69,915	34,725	254,303	7,079	5,185	(5,761)	260,806

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

B:    Summary of results (Continued)

	2010
	Insurance operations
				Total insurance operations	Asset management operations E2	Unallocated to a segment (central operations)	Intra- group eliminations	2010 Group Total
By operating segment	UK D2	US D3	Asia D4

	£m	£m	£m	£m	£m	£m	£m	£m
Equity and liabilities
Equity
Shareholders' equityH11	2,148	3,815	2,149	8,112	1,787	(1,868)	—	8,031
Non-controlling interests	35	—	5	40	4	—	—	44

Total equity	2,183	3,815	2,154	8,152	1,791	(1,868)	—	8,075

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilitiesH12	84,152	58,641	28,498	171,291	—	—	—	171,291
Investment contract liabilities with discretionary participation featuresG1	25,613	—	119	25,732	—	—	—	25,732
Investment contract liabilities without discretionary participation featuresG1	15,765	1,882	57	17,704	—	—	—	17,704
Unallocated surplus of with-profits funds (reflecting application of 'realistic' basis provisions for UK regulated with-profits funds)D2, H12	10,187	—	66	10,253	—	—	—	10,253

Total policyholder liabilities and unallocated surplus of with-profits funds	135,717	60,523	28,740	224,980	—	—	—	224,980

Core structural borrowings of shareholder financed operations:G1, H13
Subordinated debt	—	—	—	—	—	2,718	—	2,718
Other	—	159	—	159	250	549	—	958

Total	—	159	—	159	250	3,267	—	3,676

Operational borrowings attributable to shareholder financed operations G1, H13	162	90	189	441	3	2,560	—	3,004
Borrowings attributable to with-profits operations G1, H13	1,522	—	—	1,522	—	—	—	1,522
Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreementsG1	2,398	1,801	—	4,199	—	—	—	4,199
Net asset value attributable to unit holders of consolidated unit trusts and similar fundsG1	1,755	33	1,126	2,914	458	—	—	3,372
Deferred tax liabilitiesH4	1,738	1,776	495	4,009	5	210	—	4,224
Current tax liabilitiesH4	399	34	70	503	33	295	—	831
Accruals and deferred income	340	—	109	449	244	14	—	707
Other creditorsG1	1,939	511	1,122	3,572	4,039	471	(5,761)	2,321
ProvisionsH14	442	19	61	522	157	50	—	729
Derivative liabilitiesG1, H15	792	799	222	1,813	78	146	—	2,037
Other liabilities	276	355	437	1,068	21	40	—	1,129

Total	10,079	5,328	3,642	19,049	5,035	1,226	(5,761)	19,549

Total liabilities	147,480	66,100	32,571	246,151	5,288	7,053	(5,761)	252,731

Total equity and liabilities	149,663	69,915	34,725	254,303	7,079	5,185	(5,761)	260,806

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

B:    Summary of results (Continued)

b      Group statement of financial position by business type

	2011							2010
		Shareholder-backed business
	Participating funds	Unit-linked and variable annuity	Non- linked business	Asset management operations E2	Unallocated to a segment (central operations)	Intragroup eliminations	2011 Group Total	2010 Group Total

	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Intangible assets attributable to shareholders:
Goodwill	—	—	235	1,230	—	—	1,465	1,466
Deferred acquisition costs and other intangible assets	—	—	5,040	16	13	—	5,069	4,667

TotalH1	—	—	5,275	1,246	13	—	6,534	6,133

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	178	—	—	—	—	—	178	166
Deferred acquisition costs and other intangible assets	89	—	—	—	—	—	89	110

TotalH2	267	—	—	—	—	—	267	276

Total	267	—	5,275	1,246	13	—	6,801	6,409

Deferred tax assetsH4	101	2	1,635	129	409	—	2,276	2,188
Other non investment and non-cash assets	2,622	457	4,258	1,000	4,532	(6,231)	6,638	6,024
Investment of long term business and other operations:
Investment propertiesH7	8,461	682	1,614	—	—	—	10,757	11,247
Investments accounted for using the equity methodH8	—	—	70	—	—	—	70	71
Financial investments:
Loansnote (d) (iv)	2,747	—	5,711	1,256	—	—	9,714	9,261
Equity securities and portfolio holdings in unit trusts	26,047	59,890	818	594	—	—	87,349	86,635
Debt securitiesnote (d) (i)	57,232	8,861	56,563	1,842	—	—	124,498	116,352
Other investments	4,423	113	2,878	78	17	—	7,509	5,779
Deposits	7,207	1,544	1,868	89	—	—	10,708	9,952

Total investmentsG1, and note (c)	106,117	71,090	69,522	3,859	17	—	250,605	239,297

Properties held for saleH9	—	—	3	—	—	—	3	257
Cash and cash equivalentsH10	2,564	1,245	1,404	1,735	309	—	7,257	6,631

Total assets	111,671	72,794	82,097	7,969	5,280	(6,231)	273,580	260,806

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

B:    Summary of results (Continued)

		Shareholder-backed business
	Participating funds	Unit-linked and variable annuity	Non- linked business	Asset management operations E2	Unallocated to a segment (central operations)	Intragroup eliminations	2011 Group Total	2010 Group Total

	£m	£m	£m	£m	£m	£m	£m	£m
Equity and liabilities
Equity
Shareholders' equityH11	—	—	9,201	1,783	(1,867)	—	9,117	8,031
Non-controlling interests	33	—	5	5	—	—	43	44

Total equity	33	—	9,206	1,788	(1,867)	—	9,160	8,075

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	93,569	71,129	62,377	—	—	—	227,075	214,727
Unallocated surplus of with-profits funds (reflecting application of 'realistic' basis provisions for UK regulated with-profits funds) H12	9,215	—	—	—	—	—	9,215	10,253

Total policyholder liabilities and unallocated surplus of with-profits funds	102,784	71,129	62,377	—	—	—	236,290	224,980

Core structural borrowings of shareholder-financed operations: H13
Subordinated debt	—	—	—	—	2,652	—	2,652	2,718
Other	—	—	160	250	549	—	959	958

Total	—	—	160	250	3,201	—	3,611	3,676

Operational borrowings attributable to shareholder financed operations G1, H13	—	1	370	13	2,956	—	3,340	3,004
Borrowings attributable to with-profits operations	972	—	—	—	—	—	972	1,522
Deferred tax liabilitiesH4	1,215	33	2,707	5	251	—	4,211	4,224
Other non-insurance liabilities	6,667	1,631	7,277	5,913	739	(6,231)	15,996	15,325

Total liabilities	111,638	72,794	72,891	6,181	7,147	(6,231)	264,420	252,731

Total equity and liabilities	111,671	72,794	82,097	7,969	5,280	(6,231)	273,580	260,806

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

B:    Summary of results (Continued)

c      Reconciliation of movement in investments

        A reconciliation of the Group's directly held investments from the beginning of the year to the end of the year is as follows:

	Insurance operations			Total insurance operations
					Asset management	Unallocated to a segment	Group Total
	UK	US	Asia

	£m	£m	£m	£m	£m	£m	£m
At 31 December 2009/1 January 2010
Total investments (including derivative assets)	132,690	49,576	23,390	205,656	2,890	176	208,722
Less: investments held by consolidated investment funds	(1,835)	—	(718)	(2,553)	—	—	(2,553)
Less: derivative liabilitiesG3	(709)	(461)	(146)	(1,316)	(49)	(136)	(1,501)

Directly held investments, net of derivative liabilities	130,146	49,115	22,526	201,787	2,841	40	204,668

Net cash inflow from operating activities	1,329	7,306	2,167	10,802	329	120	11,251
Realised gains (losses) in the year	2,233	21	984	3,238	11	(148)	3,101
Unrealised gains and losses and exchange movements in the year	5,958	6,264	3,301	15,523	23	(17)	15,529
Dilution of PruHealth investment	56	—	—	56	—	—	56
Acquisition of UOB Life Assurance Ltd	—	—	1,004	1,004	—	—	1,004

Movement in the year of directly held investments, net of derivative liabilities	9,576	13,591	7,456	30,623	363	(45)	30,941

At 31 December 2010/1 January 2011
Total investments (including derivative assets)	141,426	63,505	30,943	235,874	3,282	141	239,297
Less: investments held by consolidated investment funds	(912)	—	(739)	(1,651)	—	—	(1,651)
Less: derivative liabilitiesG3	(792)	(799)	(222)	(1,813)	(78)	(146)	(2,037)

Directly held investments, net of derivative liabilities	139,722	62,706	29,982	232,410	3,204	(5)	235,609

Net cash effect from purchases and sales of investments	(920)	6,669	2,287	8,036	540	(95)	8,481
Realised gains (losses) in the year	3,852	102	503	4,457	17	—	4,474
Unrealised gains and losses and exchange movements in the year	(2,502)	1,382	(1,343)	(2,463)	(84)	(90)	(2,637)

Movement in the year of directly held investments, net of derivative liabilities	430	8,153	1,447	10,030	473	(185)	10,318

At 31 December 2011
Total investments (including derivative assets)	142,427	71,746	32,556	246,729	3,859	17	250,605
Less: investments held by consolidated investment funds	(977)	—	(647)	(1,624)	—	—	(1,624)
Less: derivative liabilitiesG3	(1,298)	(887)	(480)	(2,665)	(182)	(207)	(3,054)

Directly held investments, net of derivative liabilities	140,152	70,859	31,429	242,440	3,677	(190)	245,927

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

B:    Summary of results (Continued)

d      Debt securities and loans

i       Information on the credit risks of debt securities

	2011						2010
	Insurance operations			Total insurance operations
					Asset management	Group Total	Group Total
	UK	US	Asia

	£m	£m	£m	£m	£m	£m	£m
S&P—AAA	9,928	133	1,423	11,484	1,109	12,593	26,838
S&P—AA+ to AA-	8,647	4,476	3,843	16,966	72	17,038	9,967
S&P—A+ to A-	21,474	6,382	3,055	30,911	250	31,161	29,959
S&P—BBB+ to BBB-	15,746	8,446	1,451	25,643	217	25,860	22,033
S&P—Other	3,175	999	2,137	6,311	35	6,346	6,048

	58,970	20,436	11,909	91,315	1,683	92,998	94,845

Moody's—Aaa	7,945	62	1,489	9,496	119	9,615	864
Moody's—Aa1 to Aa3	651	15	128	794	12	806	521
Moody's—A1 to A3	1,008	29	304	1,341	11	1,352	798
Moody's—Baa1 to Baa3	1,030	67	131	1,228	—	1,228	1,119
Moody's—Other	242	17	59	318	—	318	417

	10,876	190	2,111	13,177	142	13,319	3,719

Implicit ratings of MBS based on NAIC valuations (see below)
—NAIC 1	—	2,577	—	2,577	—	2,577	3,083
—NAIC 2	—	147	—	147	—	147	181
—NAIC 3-6	—	368	—	368	—	368	232

	—	3,092	—	3,092	—	3,092	3,496

Fitch	492	184	351	1,027	12	1,039	855
Other	7,615	3,120	3,310	14,045	5	14,050	13,437

Total debt securities	77,953	27,022	17,681	122,656	1,842	124,498	116,352

        In the table above, with the exception of some mortgage-backed securities within Jackson, Standard & Poor's (S&P) ratings have been used where available. For securities where S&P ratings are not immediately available, those produced by Moody's and then Fitch have been used as an alternative. During 2009, the National Association of Insurance Commissioners in the US revised the regulatory ratings process for more than 20,000 residential mortgage-backed securities. For some mortgage-backed securities within Jackson, the table above includes these securities using the regulatory ratings detail issued by the National Association of Insurance Commissioners (NAIC). These regulatory ratings levels were established by external third parties (PIMCO for residential mortgage-backed securities and BlackRock Solutions for commercial mortgage-backed securities). Notes D2(d), D3(d), D4(d) and E2 provide further details on the credit risks of debt securities by segment.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

B:    Summary of results (Continued)

ii      Group exposure to holdings in asset-backed securities

        The Group's exposure to holdings in asset-backed securities, which comprise residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), CDO funds and other asset-backed securities (ABS), at 31 December 2011 is as follows:

	2011	2010

	£m	£m
Shareholder-backed operations (excluding assets held in unit-linked funds):
UK insurance operations note (i)	1,358	1,181
US insurance operations note (ii)	5,380	6,135
Asian insurance operations note (iii)	176	113
Other operations	594	437

	7,508	7,866

With-profits operations:
UK insurance operations note (i)	5,351	5,237
Asian insurance operations note (iii)	454	435

	5,805	5,672

Total	13,313	13,538

Notes

(i)
UK insurance operations

The UK insurance operations' exposure to asset-backed securities at 31 December 2011 comprises:

	2011	2010

	£m	£m
Shareholder-backed business (2011: 38% AAA, 18% AA)(i)	1,358	1,181
With-profits operations (2011: 58% AAA, 9% AA)(ii)	5,351	5,237

Total	6,709	6,418

(i)
All of the exposure of the shareholder-backed business relates to the UK market and primarily relates to investments held by PRIL.

(ii)
Exposure of the with-profits operations relates to exposure to:

	2011	2010

	£m	£m
UK market	4,037	3,685
US market	1,314	1,552

	5,351	5,237

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

B:    Summary of results (Continued)

(ii)
US insurance operations

US insurance operations' exposure to asset-backed securities at 31 December 2011 comprises:

	2011	2010

	£m	£m
RMBS:
Sub-prime (2011: 20% AAA, 4% AA)	207	224
Alt-A (2011: 12% AAA, 4% AA)	310	415
Prime including agency (2011: 3% AAA, 76% AA)	2,074	2,145
CMBS (2011: 35% AAA, 12% AA)	2,169	2,375
CDO funds (2011: 16% AAA, 0% AA)*, including £nil million exposure to sub-prime	44	162
Other ABS (2011: 23% AAA, 17% AA), including £6.6 million exposure to sub-prime	576	814

Total	5,380	6,135

*
Including the Group's economic interest in Piedmont and other consolidated CDO funds.
(iii)
Asian insurance operations

The Asian insurance operations' exposure to asset-backed securities is primarily held by the with-profits operations.

The £454 million (2010: £435 million) asset-backed securities exposure of the Asian with-profit operations comprises:

	2011	2010

	£m	£m
CMBS	149	251
CDO funds and ABS	305	184

Total	454	435

  The £454 million (2010: £435 million) includes £398 million (2010: £341 million) held by investment funds consolidated under IFRS in recognition of the control arrangements for those funds and include an amount not owned by the Group with a corresponding liability of £20 million (2010: £7 million) on the statement of financial position for net asset value attributable to external unit-holders in respect of these funds, which are non-recourse to the Group. Of the £454 million, 75 per cent (2010: £435 million, 43 per cent) are investment graded by Standard and Poor's.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

B:    Summary of results (Continued)

(iv)
Other operations

Other operations' exposure to asset-backed securities at 31 December 2011 is held by Prudential Capital and comprises:

	2011	2010

	£m	£m
RMBS: Prime (2011: 91% AAA, 9% AA)	340	197
CMBS (2011: 27% AAA, 16% AA)	146	184
CDO funds and other ABS—all without sub-prime exposure (2011: 98% AAA)	108	56

Total	594	437

iii     Sovereign debt

        Sovereign debt represented 16 per cent or £9.2 billion of the debt portfolio backing shareholder business at 31 December 2011. 43 per cent of this was rated AAA and 94 per cent investment grade. Of the Group's holdings in Continental Europe of £690 million, 87 per cent was AAA rated. Shareholder exposure to the eurozone sovereigns of Portugal, Italy, Ireland, Greece and Spain (PIIGS) is £44 million. The Group does not have any sovereign debt exposure to Greece, Portugal, Ireland or France.

        The exposure of the Group's shareholder and with-profits funds to sovereign debt (including credit default swaps that are referenced to sovereign debt) at 31 December 2011 is as follows:

	Shareholder sovereign debt	With-profits sovereign debt

	£m	£m
Continental Europe

Italy	43	52
Spain	1	33

	44	85
Germany	598	602
Other Europe (principally Isle of Man and Belgium)	48	62

	690	749
United Kingdom	3,254	2,801
United States	2,448	2,615
Other, predominantly Asia	2,850	332

Total	9,242	6,497

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

B:    Summary of results (Continued)

Exposure to bank debt securities

        The Group held the following direct exposures to banks' debt securities of shareholder-backed business at 31 December 2011.

	Bank debt securities – shareholder-backed business
	Senior debt			Subordinated debt
	Covered	Senior	Total senior debt	Tier 2	Tier 1	Total subordinated debt	Total

	£m	£m	£m	£m	£m	£m	£m

Portugal	—	24	24	—	—	—	24
Ireland	—	13	13	—	—	—	13
Italy	—	11	11	56	14	70	81
Greece	—	—	—	—	—	—	—
Spain	107	11	118	90	2	92	210

	107	59	166	146	16	162	328
Austria	—	—	—	9	—	9	9
Belgium	—	—	—	—	—	—	—
France	2	34	36	78	35	113	149
Germany	—	28	28	1	—	1	29
Luxembourg	—	—	—	—	—	—	—
Netherlands	—	7	7	81	64	145	152
United Kingdom	228	145	373	615	95	710	1,083

Total Europe	337	273	610	930	210	1,140	1,750

United States	—	1,362	1,362	352	2	354	1,716
Other, predominantly Asia	—	246	246	562	33	595	841

Total	337	1,881	2,218	1,844	245	2,089	4,307

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

B:    Summary of results (Continued)

        In addition to the exposures held by the shareholder-backed business, the Group held the following banks' securities at 31 December 2011 within its with-profits funds.

	Bank debt securities – participating funds
	Senior debt			Subordinated debt
	Covered	Senior	Total senior debt	Tier 2	Tier 1	Total subordinated debt	Total

	£m	£m	£m	£m	£m	£m	£m

Portugal	—	7	7	—	—	—	7
Ireland	—	—	—	—	—	—	—
Italy	—	45	45	49	2	51	96
Greece	5	—	5	—	—	—	5
Spain	137	—	137	1	—	1	138

	142	52	194	50	2	52	246
Austria	—	—	—	—	—	—	—
Belgium	—	—	—	—	—	—	—
France	—	80	80	47	17	64	144
Germany	—	7	7	—	—	—	7
Luxembourg	—	7	7	—	—	—	7
Netherlands	—	80	80	14	28	42	122
United Kingdom	319	385	704	772	74	846	1,550

Total Europe	461	611	1,072	883	121	1,004	2,076

United States	—	1,378	1,378	396	278	674	2,052
Other, predominanty Asia	1	384	385	341	20	361	746

Total	462	2,373	2,835	1,620	419	2,039	4,874

iv     Loans

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

B:    Summary of results (Continued)

e:    Reconciliation of movement in policyholder liabilities and unallocated surplus of with-profits funds

        A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of the Group from the beginning of the year to the end of the year is as follows:

	Insurance operations
	UK	US	Asia	Total

	£m	£m	£m	£m £m
Policyholder liabilities	116,229	48,311	21,858	186,398
Unallocated surplus of with-profits funds	9,966	—	53	10,019

At 1 January 2010	126,195	48,311	21,911	196,417
Premiums	7,890	11,735	4,308	23,933
Surrenders	(3,779)	(3,598)	(2,241)	(9,618)
Maturities/Deaths	(7,303)	(769)	(498)	(8,570)

Net flows	(3,192)	7,368	1,569	5,745
Shareholders transfers post-tax	(223)	—	(24)	(247)
Investment-related items and other movements	13,172	3,464	2,235	18,871
Foreign exchange translation differences	(208)	1,380	2,081	3,253
Dilution of Group's holdings	(27)	—	—	(27)
Acquisition of UOB Life Assurance Limited	—	—	968	968

As at 31 December 2010/1 January 2011	135,717	60,523	28,740	224,980

Comprising:
—Policyholder liabilities	125,530	60,523	28,674	214,727
—Unallocated surplus of with-profits funds	10,187	—	66	10,253

At 1 January 2011	135,717	60,523	28,740	224,980
Premiums	6,988	12,914	5,079	24,981
Surrenders	(4,255)	(4,270)	(2,237)	(10,762)
Maturities/Deaths	(7,813)	(820)	(664)	(9,297)

Net flows	(5,080)	7,824	2,178	4,922
Shareholders transfers post-tax	(216)	—	(30)	(246)
Investment-related items and other movements	5,862	136	365	6,363
Foreign exchange translation differences	(94)	706	(341)	271

At 31 December 2011	136,189	69,189	30,912	236,290

Comprising:
—Policyholder liabilities	127,024	69,189	30,862	227,075
—Unallocated surplus of with-profits funds	9,165	—	50	9,215

Average policyholder liability balances*
2011	126,277	64,856	29,768	220,901
2010	120,880	54,417	25,750	201,047

*
Averages have been based on opening and closing balances and adjusted for acquisition and disposals in the period and excluding unallocated surplus of with-profits funds.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

B:    Summary of results (Continued)

e:    Reconciliation of movement in policyholder liabilities and unallocated surplus of with-profits funds (Continued)

        The items above represent the amount attributable to changes in policyholder liabilities and unallocated surplus of with-profits funds as a result of each of the components listed.

        The policyholder liabilities shown include investment contracts without discretionary participation features (as defined in IFRS 4) and their full movement in the year. The items above are shown gross of reinsurance.

        The analysis above represents the impact of premiums, claims and investment movements on policyholders' liabilities. It does not represent premiums, claims and investment movements as reported in the income statement, for example the premiums shown above will exclude any deductions for fees/charges and claims represent the policyholder liabilities provision released rather than the claim amount paid to the policyholder.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

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

        The Group's internal control processes are detailed in the Group Governance Manual. This is supported by the Group Risk Framework, which provides an overview of the Group-wide philosophy and approach to risk management. Where appropriate, more detailed policies and procedures have been developed at Group and/or business unit levels. These include Group-wide mandatory policies on certain operational risks, including health, safety, fraud, money laundering, bribery, business continuity, information security and operational security, and policies on certain financial risks. Additional guidelines are provided for some aspects of actuarial and financial activity.

        Prudential's risk governance framework requires that all of the Group's businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group. The risk governance framework is based on the concept of 'three lines of defence': Risk management; risk oversight and independent assurance. Primary responsibility for strategy, performance management and risk control lies with the Board, which has established the Group Risk Committee to assist in providing leadership, direction and oversight, and with the Group Chief Executive and the chief executive of each business unit. Risk oversight is provided by Group-level risk committees, chaired by the Group Chief Risk Officer or the Chief Financial Officer. Independent assurance on the Group's internal control and risk management systems is provided by the Group Audit Committee, supported by the Group-wide Internal Audit.

        The Group's risk reporting framework forms an important part of the Group's business processes and planning. Business units review their risks as well as opportunities as part of their business plans, and risks against business objectives are regularly discussed with Group executive management.

        Additional information on the Group's risk framework is included in the risk and capital management section under 'Group Risk Framework in Item 4 Information on the Company'.

        The management of the risk attached to the Group's financial instruments and insurance liabilities, together with the inter-relationship with the management of capital is summarised in the following sections.

(b)   Group risk appetite

        The Group's risk framework includes our appetite for risk exposures as well as our approach to risk management. Under this approach, the Group continuously assesses the Group's top risks and monitor our risk profile against approved limits. Prudential defines and monitors aggregate risk limits based on financial and non-financial stresses for its earnings volatility, liquidity and capital requirements.

Earnings volatility: the objectives of the limits are to ensure that:

  a.
  the volatility of earnings is consistent with the expectations of stakeholders;

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

C:    Group risk management (Continued)

  b.
  the Group has adequate earnings (and cash flows) to service debt, expected dividends and to withstand unexpected shocks; and

  c.
  earnings (and cash flows) are managed properly across geographies and are consistent with funding strategies.

        The two measures used to monitor the volatility of earnings are European Embedded Value (EEV) operating profit and International Financial Reporting Standards (IFRS) operating profit, although EEV and IFRS total profits are also considered.

Liquidity: the objective is to ensure that the Group is able to generate sufficient cash resources to meet financial obligations as they fall due in business as usual and stressed scenarios.

Capital requirements: the limits aim to ensure that:

  a.
  the Group meets its internal economic capital requirements;

  b.
  the Group achieves its desired target rating to meet its business objectives; and

  c.
  supervisory intervention is avoided.

        The two measures used are the EU Insurance Groups Directive (IGD) capital requirements and internal economic capital requirements. In addition, capital requirements are monitored on a local statutory basis.

        Our risk appetite framework forms an integral part of our annual business planning cycle. The Group Risk Committee is responsible for reviewing the risks inherent in the Group's business plan and for providing the Board with input on the risk/reward trade offs implicit therein. This review is supported by our Group Risk function, which uses submissions by business units to calculate the Group's aggregated position (allowing for diversification effects between business units) relative to the limits contained within the risk appetite statements.

(c)   Risk mitigation and hedging

        The Group manages its actual risk profile against its tolerance of risk. To do this, the Group maintains risk registers that include details of the identified risks and of the controls and mitigating actions employed in managing them.

        The Group uses a range of risk management and mitigation strategies. The most important of these include: adjusting asset portfolios to reduce investment risks (such as duration mismatches or overweight counterparty exposures); using derivatives to hedge market risks; implementing reinsurance programmes to manage insurance risk; implementing corporate insurance programmes to limit the impact of operational risks; and revising business plans where appropriate.

        Any mitigation strategies involving large transactions, such as material derivative transactions, are subject to scrutiny at Group level before implementation.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

C:    Group risk management (Continued)

(i)    Use of derivatives

        In the UK business, most of our equity exposure is incurred in the with-profits fund, which includes a large inherited estate. The inherited estate itself is partially protected against falls in equity markets through an active hedging policy.

        In the US, to protect the shareholders against the volatility introduced by embedded options, Jackson uses both a comprehensive hedging programme and reinsurance. Jackson makes use of the natural offsets that exist between the variable annuity guarantees and the fixed index annuity book, and then uses a combination of OTC options and exchange traded derivatives to hedge the residual risk, allowing for significant market shocks and limiting the amount of capital at risk. Internal positions are generally netted before any external hedge positions are considered. Jackson manages fixed annuity interest rate exposure through a combination of interest rate swaps and interest rate options, to protect capital against rates rising quickly and through the contractual ability to reset crediting rates annually.

        Prudential principally operates in the UK, the US, and in 13 countries and territories in Asia and the Middle East. The geographical diversity of the Group's business means that Prudential is subject to the risk of exchange rate fluctuations. The Group does not generally seek to hedge foreign currency revenues, as these are substantially retained locally to support the growth of the Group's business and meet local regulatory and market requirements. However, in cases where a surplus arising in an overseas operation supports Group capital or shareholders' interest, this exposure is hedged if it is economically optimal to do so. Currency borrowings, swaps and other derivatives are used to manage exposures.

        Further details of the Group's use of derivatives are explained in note G3.

(ii)   Asset/liability management

        Prudential actively manages its assets and liabilities, testing the adequacy of it reserves and the strength of the solvency position through a combination of analysis, scenarios and stochastic modelling.

        A stochastic approach models the inter-relationship between asset and liability movements, taking into account asset correlation and policyholder behaviour, under a large number of possible scenarios. These scenarios are projected forward over time and the liabilities and solvency position of the fund are calculated in each scenario in each future year. This allows the identification of which extreme scenarios will have the most adverse effects and what the best estimate outcome may be. The fund's policy on management actions, including bonus and investment policy, is set, such that they are consistent with the available capital and the targeted risk of default. This differs from a deterministic model, which would only consider the results from one carefully selected scenario.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

C:    Group risk management (Continued)

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

(i)    Market risks

        Market risk is the risk of loss for our business, or of adverse change in the financial situation, resulting, directly or indirectly, from fluctuations in the level or volatility of market prices of assets and liabilities.

Equity and interest rate risk

        Prudential invests in equity type investments which are subject to equity price risk, as well as in bonds, mortgages and cash deposits, the values of which are subject to interest rate risk. The amount of risk borne by Prudential's shareholders depends on the nature of its liabilities and the extent to which its customers share the investment risk through the structure of Prudential's products.

        Prudential has some liabilities that contain guaranteed returns (for example, interest-sensitive fixed annuities and immediate annuities), which generally will be supported by fixed income investments. In the US, Jackson is a leading provider of variable annuities for which guarantees are included as part of the contract terms. Guaranteed minimum death benefits (GMDB) are provided on all policies in this class, guaranteed minimum withdrawal benefits (GMWB) on 70 per cent of the book, and guaranteed minimum income benefits (GMIB) on 5 per cent. To protect the shareholders against the volatility introduced by these embedded options, Jackson used both a comprehensive hedging programme and reinsurance. The GMIB is no longer offered, with existing coverage being reinsured. In the case of other liabilities, where customers share the investment risk, Prudential invests a substantial portion of the assets in equity and property investments that Prudential believes produce greater returns over the long term.

Foreign exchange risk

        70 per cent of Prudential's operating profit based on longer-term investment returns, as described in note B1, for the year ended 31 December 2011, came from US and Asian operations. The resulting exposure from the translation of these reported earnings to Sterling is not separately managed, although its impact is reduced by interest payments on foreign currency borrowings and by the adoption of average exchange rates for the translation of foreign currency revenues.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

C:    Group risk management (Continued)

        Approximately 77 per cent of the Group's IFRS basis shareholders' equity at 31 December 2011 arose in Prudential's US and Asian operations (2010: approximately 79 per cent). To mitigate the exposure of the US component there are US$2.85 billion of borrowings held centrally, which are formally designated as net investment hedges at 31 December 2011. Net of the currency position arising from these borrowings some 57 per cent of the Group's shareholders' funds are represented by net assets in currencies other than sterling.

        Additional details on the market risks' exposures of the UK, US and Asian insurance operations are provided in notes D2, D3 and D4, respectively.

(ii)   Credit risk

        The risk of loss for our business or of adverse change in the financial position, resulting from fluctuations in the credit standing of issuers of securities, counterparties and any debtors in the form of default or other significant credit event (eg downgrade or spread widening).

        Some of Prudential's businesses, in particular Jackson, the PAC with-profits fund and Prudential's UK pension annuity business hold large amounts of investments that contain credit risk on which a certain level of default is expected. These expected losses are considered when Prudential determines the crediting rates, deposit rates and premium rates for the products that will be supported by these assets. Certain OTC derivatives contain a credit risk element that is controlled through the evaluation of collateral agreements and master netting agreements on interest rate and currency swaps. Prudential is also exposed to credit-related losses in the event of non-performance by counterparties.

        Further analysis of the credit quality of debt securities held by the Group is shown in note B5. Additional details on the credit quality of the debt security portfolios of UK, US and Asian insurance operations are shown in notes D2, D3 and D4, respectively.

(iii)   Liquidity risk

        Liquidity risk is the risk of the Group being unable to generate sufficient cash resources or raise finance to meet financial obligations as they fall due in business as usual and stress scenarios. The assets of insurers are in general relatively liquid, whilst the majority of liabilities are long term products held by policyholders.

        Prudential regularly monitors and analyses its liquidity position at the Group level and performs stress tests of this position. The liquidity of the Group is monitored on a monthly basis by comparing the predicted cash needs of the Group centre, to meet corporate and financing costs (net of expected dividends from the business units), to the liquid resources available to it. These liquid resources include cash held and cash that could be raised through internal resources (for example by reporting unencumbered bonds). The stresses consider changes to cash requirements, the availability of external financing and internal sources of liquidity and the sufficiency of external back-up lines. The holding company has significant internal sources of liquidity which are sufficient to meet all of our expected requirements for the foreseeable future without having to make use of external funding. The Group maintains £2.1 billion of undrawn syndicated and bilateral committed banking facilities, maturing between 2013 and 2017.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

C:    Group risk management (Continued)

(iv)  Insurance risk

        Insurance risk is the risk of loss for our business or of adverse change in the value of insurance liabilities, resulting from changes in the level, trend, or volatility of a number of insurance risk drivers. This includes adverse mortality, longevity, morbidity, persistency and expense experience.

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

(v)   Non-financial risks—operational, business environment and strategic risk

        Operational risk is the risk of loss arising from inadequate or failed internal processes, or from personnel and systems, or from external events. Business environment risk is the exposure to forces in the external environment that could significantly change the fundamentals that drive the business's overall strategy. Strategic risk is the risk of ineffective, inefficient or inadequate senior management processes for the development and implementation of business strategy in relation to the business environment and the Group's capabilities.

        Prudential is exposed to operational, business environment and strategic risk in the course of running its businesses. Prudential processes a large number of complex transactions across numerous products, and is subject to a number of different legal and regulatory, including tax, regimes. Prudential also has a significant number of third-party relationships that are important to the distribution and processing of our products. This results in reliance upon the operational performance of these outsourcing partners.

        Prudential's systems and processes incorporate controls that are designed to manage and mitigate the operational risks associated with its activities. Business units are required to confirm that they have implemented the necessary controls to evidence compliance with the UK Corporate Governance Code and the Hong Kong Code on Corporate Governance Practices.

        The Group has an operational risk management framework and policy in place that facilitates both the qualitative and quantitative analysis of operational risk exposures. The output of this framework, in

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

C:    Group risk management (Continued)

particular management information on key operational risk and control assessments, scenario analysis, internal incidents and external incidents, is reported by the business units and presented to the Group Operational Risk Committee. This information also supports business decision-making and lessons-learned activities; the ongoing improvement of the control environment; determining the operational risk capital requirements; and determination of the adequacy of Prudential's corporate insurance programme.

        With regard to business environment risk, the Group has a wide-ranging programme of active and constructive engagement with governments, policymakers and regulators in our key markets and with relevant international institutions. Such engagement is undertaken both directly and indirectly via trade associations. The Group has procedures in place to monitor and track political and regulatory developments. Where appropriate, the Group provides submissions and technical input to officials and others, either via submissions to formal consultations or through interactions with officials.

        With regard to strategic risk, both business units and Group Head Office are required to adopt a forward-looking approach to risk management when performing risk assessments and the annual strategic planning process. This supports the identification of potential threats and the initiatives needed to address them, as well as competitive opportunities. The impact on the underlying businesses and/or Group-wide risk profile is also considered to ensure that strategic initiatives are within the Group's risk appetite.

        The European Union (EU) is developing a new solvency framework for insurance companies, referred to as 'Solvency II'. The Solvency II Directive, which sets out the new framework, was formally approved by the Economic and Financial Affairs Council in November 2009 and is currently anticipated to be transposed into local regulations and take effect for supervisors from 2013, with implementation currently anticipated from 2014.

        Solvency II represents a regulatory risk due to the uncertainty of what the rules will be when finalised, their potential impacts and the timing of their introduction. The risks are that the Group may not be able to respond sufficiently quickly to the strategic implication of the change given levels of uncertainty around the content and timing. It is also an operational risk in terms of the scale and complexity of the delivery and uncertainty over timelines; and the additional capital that the Company may be required to hold. Solvency II is covered in more detail in the Regulatory Capital requirements section below.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

C:    Group risk management (Continued)

        Due to the geographically diverse nature of Prudential's operations, the application of these requirements to Prudential is complex. In particular, for many of the Group's Asian operations the assets, liabilities and capital requirements have to be recalculated based on FSA regulations as if the companies were directly subject to FSA regulation.

        The FSA has established a structure for determining how much hybrid debt can count as capital which is similar to that used for banks. It categorises capital as Tier 1 (equity and preference shares), Upper Tier 2 and Lower Tier 2. Up to 15 per cent of Tier 1 capital can be in the form of hybrid debt and is called 'Innovative Tier 1'. At 31 December 2011 the Group held £1,823 million (2010: £1,463 million) of Innovative Tier 1 capital in the form of perpetual securities, £nil (2010: £nil) of Upper Tier 2 and £829 million (2010: £1,255 million) of Lower Tier 2 capital. In addition, Jackson held £160 million of surplus notes at the end of the financial year 2011 (2010: £159 million) which, although the US does not have a similar capital categorisation under its regulatory framework, are akin to the FSA's Lower Tier 2 Capital and have been disclosed as such in note H13. Further details on Group borrowings are shown in note H13.

        At 31 December 2010, Prudential met the requirements of the IGD with £4.3 billion of surplus capital before allowing for the 2010 final dividend. In addition, during 2011, Prudential met the requirements of the FSA under the IGD. The IGD position as at 31 December 2011 will be submitted to the FSA by 30 April 2012 and at the time of preparation of these financial statements the surplus capital under the test was estimated to be around £4.0 billion before allowing for the 2011 final dividend giving a solvency ratio of circa 275 per cent. The main components of the decrease in IGD surplus during 2011 are:

  •
  Net capital generation mainly through operating earnings (in-force releases less investment in new business, net of tax) of £1.5 billion;

        Offset by:

  •
  Investment market related impacts of £0.6 billion;

  •
  Final 2010 dividend of £0.4 billion and interim 2011 dividend of £0.2 billion;

  •
  External financing costs and other central costs, net of tax, of £0.5 billion; and

  •
  Net impact of £0.1 billion arising from issuance of the US$550 million perpetual subordinated Tier 1 securities in January 2011 and repayment of the €500 million subordinated notes in December 2011.

        Prudential's approach to capital allocation takes into account a range of factors, especially risk adjusted returns on capital, the impact of alternative capital measurement bases (accounting, regulatory, economic and ratings agency assessments), tax efficiency, and wider strategic objectives.

        Prudential optimises capital allocation across the Group by using a consistent set of capital performance metrics across all business units to ensure meaningful comparison. Capital utilisation, return on capital and new business value creation are measured at a product level. The use of these capital performance metrics is embedded into our decision-making processes for product design and product pricing.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

C:    Group risk management (Continued)

        Prudential's capital performance metrics are based on economic capital, which provides a view of our capital requirements across the Group, allowing for realistic diversification benefits. Economic capital also provides valuable insights into our risk profile and is used both for risk measurement and capital management.

        As noted above, The European Union (EU) is developing a new solvency framework for insurance companies, referred to as 'Solvency II'. The Solvency II Directive, which sets out the new framework, was formally approved by the Economic and Financial Affairs Council in November 2009 and is expected to be transposed into local regulations and take effect for supervisors from 2013, with implementation for firms currently anticipated from 2014.

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

        A key aspect of Solvency II is that the assessment of risks and capital requirements are intended to be aligned more closely with economic capital methodologies. Companies may be allowed to make use of internal economic capital models if approved by the local regulator.

        The European Parliament is currently discussing the Omnibus II Directive which, once approved, will amend certain aspects of the Solvency II Directive, including the implementation date as described above. The Omnibus II Directive is expected to be finalised during 2012.

        In addition the European Commission is continuing to develop, in consultation with stakeholders including industry, detailed rules that complement the high-level principles in the Solvency II Directive, referred to as 'implementing measures'. These are not expected to be finalised until later in 2012. Further guidance and technical standards are also currently being developed by the European Insurance and Occupational Pensions Authority (EIOPA). These are expected to be subject to a formal consultation and are unlikely to be finalised before early 2013.

        There remains significant uncertainty regarding the outcome from this process. In particular, the Solvency II rules relating to the determination of the liability discount rate and to the treatment of US business remain unclear and Prudential's capital position is sensitive to these outcomes. With reference to the liability discount rate, solutions to remove artificial volatility from the balance sheet have been suggested by policymakers as the regulations continue to evolve. These solutions, along with transitional arrangements for the treatment of US business, are continuing to be considered by the European Parliament as part of the process to reach agreement on the Omnibus II Directive. There is a risk that the effect of the final measures could be adverse for Prudential, including potentially that a significant increase in capital may be required to support its business and that Prudential may be placed at a competitive disadvantage to other European and non-European financial services groups.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business

D1:    Group overview

(a)   Products and classification for IFRS reporting

        The measurement basis of assets and liabilities of long-term business contracts is dependent upon the classification of the contracts under IFRS. Under IFRS 4, contracts are initially classified as being either 'insurance' contracts, if the level of insurance risk in the contracts is significant, or 'investment' contracts, if the insurance risk is insignificant.

Insurance contracts

        Insurance contracts are permitted to be accounted for under previously applied GAAP. The Group has chosen to adopt this approach. However, as an improvement to accounting policy, permitted by IFRS 4, the Group has applied the measurement principles for with-profits contracts of UK regulated entities and disclosures of the UK Standard FRS 27 from 1 January 2005. An explanation of the provisions under FRS 27 is provided in note D2.

        Under the previously applied GAAP, UK GAAP, the assets and liabilities of contracts are reported in accordance with the Modified Statutory Basis (MSB) of reporting as set out in the ABI SORP.

        The insurance contracts of the Group's shareholder-backed business fall broadly into the following categories:

  •
  UK insurance operations

  —
  bulk and individual annuity business, written primarily by Prudential Retirement Income Limited and other categories of non-participating UK business;

  •
  Jackson

  —
  fixed and variable annuity business and life insurance; and

  •
  Prudential Corporation Asia

  —
  non-participating term, whole life, and unit-linked policies, together with accident and health policies.

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

        Contracts of the Group, which are classified as investment contracts that do not contain discretionary participation features, can be summarised as:

  •
  UK

  —
  certain unit-linked savings and similar contracts,

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

  •
  Jackson

  —
  GICs and funding agreements

  —
  minor amounts of 'annuity certain' contracts, and

  •
  Prudential Corporation Asia

  —
  minor amounts for a number of small categories of business.

        The accounting for the investment contracts of UK insurance operations and Jackson's GICs and funding agreements are considered in turn below:

(i)    Certain UK unit-linked savings and similar contracts

Deferred acquisition costs

        Acquisition costs are deferred to the extent that it is appropriate to recognise an asset that represents the entity's contractual right to benefit from providing investment management services and are amortised as the entity recognises the related revenue. IAS 18 further reduces the costs potentially capable of deferral to incremental costs only. Deferred acquisition costs are amortised to the income statement in line with service provision.

Deferred income reserves

        These are required to be established under IAS 18 with amortisation over the expected life of the contract. The majority of the relevant UK contracts are single premium with the initial deferred income reflecting the 'front-end load' i.e. the difference between the premium paid and the amount credited to the unit fund. Deferred income is amortised to the income statement in line with service provision. The amortisation profile is either on a straight-line basis or, if more appropriate, a further deferral of income recognition is applied.

Sterling reserves

        Prudent provisions established for possible future expenses not covered by future margins at a policy level reflecting the regulatory approach in the UK are not permitted for those contracts with insignificant insurance risk that are classified as investment contracts.

(ii)   Jackson—GICs and funding arrangements

        Under a traditional GIC, the policyholder makes a lump sum deposit. The interest rate paid is fixed and established when the contract is issued. Funding agreements are of a similar nature but the interest rate may be floating, based on a rate linked to an external index. The US GAAP accounting requirements for such contracts are very similar to those under IFRS on the amortised cost model for liability measurement.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

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

(ii)   Ceded business

        The Group cedes certain business to other insurance companies. Although the ceding of insurance does not relieve the Group of liability to its policyholders, the Group participates in such agreements for the purpose of managing its loss exposure. The Group evaluates the financial condition of its reinsurers and monitors concentration of credit risk from similar geographic regions, activities or economic characteristics of the reinsurers to minimise its exposure from reinsurer insolvencies. Reinsurance recoverable insurance assets are not a significant component of the Group's statement of financial position and accordingly, exposure to concentrations of reinsurance risk is not significant to the Group. At 31 December 2011, 91 per cent (2010: 97 per cent) of the reinsurance recoverable insurance assets were ceded by the Group's UK and US operations, of which 94 per cent (2010: 90 per cent) of the balance were from reinsurers with Standard & Poor's rating A- and above.

(c)   Guarantees

        Notes D2(e), D3(e) and D4(e) provide details of guarantee features of the Group's life assurance products. In the UK, guarantees of the with-profits products are valued for accounting purposes on a market consistent basis for 2011 as described in section D2(g)(ii). The UK business also has products with guaranteed annuity option features, mostly within SAIF, as described in section D2(e). There is little

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

exposure to financial options and guarantees in the shareholder-backed business of the UK operations. The US business annuity products have a variety of option and guarantee features as described in section D3(e). Jackson's derivative programme seeks to manage the exposures as described in section D3(f). The Group's exposure to guarantees was significantly reduced during 2009 as a result of the disposal of the Taiwan agency business.

(d)   Sensitivity of EEV basis shareholders' profit and equity for market and other risks

        The Group prepares supplementary EEV basis financial statements for half yearly and annual publication. These statements include sensitivity disclosures which are part of the market risk information provided to key management.

(e)   Sensitivity of IFRS basis profit or loss and shareholders' equity to market and other risks

(i)    Overview of risks by business unit

        The financial and insurance assets and liabilities attaching to the Group's life assurance business are, to varying degrees, subject to market and insurance risk and other changes of experience assumptions that may have a material effect on IFRS basis profit or loss and shareholders' equity.

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

        Three key points are to be noted, namely:

  •
  The Group's with-profit and unit-linked funds absorb most market risk attaching to the funds' investments. Except for second order effects, for example on asset management fees and shareholders' share of cost of bonuses for with-profits business, shareholder results are not directly affected by market value movements on the assets of these funds;

  •
  The Group's shareholder results are most sensitive to market risks for assets of the shareholder-backed business; and

  •
  The main exposures of the Group's IFRS basis results to market risk for its life assurance operations on investments of the shareholder-backed business are for debt securities.

        The most significant items for which the IFRS basis shareholders' profit or loss and shareholders' equity for the Group's life assurance business is sensitive to these variables are shown in the following

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

tables. The distinction between direct and indirect exposure is not intended to indicate the relative size of the sensitivity.

Market and credit risk
Type of business	Investments/ derivatives	Liabilities/ unallocated surplus	Other exposure	Insurance and lapse risk
UK insurance operations (see also section D2(j))
With-profits business (including Prudential Annuities Limited)	Net neutral direct exposure (Indirect exposure only)		Investment performance subject to smoothing through declared bonuses	Persistency risk to future shareholder transfers

SAIF sub-fund	Net neutral direct exposure (Indirect exposure only)		Asset management fees earned by M&G

Unit-linked business	Net neutral direct exposure (Indirect exposure only)		Investment performance through asset management fees	Persistency risk

Asset/liability mismatch risk

Shareholder-backed annuity business	Credit risk for assets covering liabilities and shareholder capital Interest rate risk for assets in excess of liabilities i.e. assets representing shareholder capital			Mortality experience and assumptions for longevity

US insurance operations (see also section D3(j))
All business	Currency risk			Persistency risk

Variable annuity business	Net effect of market risk arising from incidence of guarantee features and variability of asset management fees offset by derivative hedging programme

Fixed indexed annuity business	Derivative hedge programme to the extent not fully hedged against liability and fund performance	Incidence of equity participation features

Fixed indexed annuities, Fixed annuities and GIC business	Credit risk
Interest rate risk
	Profit and loss and shareholders' equity are volatile for these risks as they affect the values of derivatives and embedded derivatives and impairment losses. In addition, shareholders' equity is volatile for the incidence of these risks on unrealised appreciation of fixed income securities classified as available-for-sale under IAS 39		Spread difference between earned rate and rate credited to policyholders	Lapse risk, but the effects of extreme events are mitigated by the application of market value adjustments and by the use of swaption contracts

Asian insurance operations section (see also section D4(j))
All business	Currency risk			Mortality and morbidity risk Persistency risk

With-profits business	Net neutral direct exposure (Indirect exposure only)		Investment performance subject to smoothing through declared bonuses

Unit-linked business	Net neutral direct exposure (Indirect exposure only)		Investment performance through asset management fees

Non-participating business	Interest rate and price risk	Interest rates for those operations where the basis of insurance liabilities is sensitive to current market movements

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

(ii)   IFRS shareholder results—Exposures for market and other risk

Key Group exposures

        Detailed analyses of sensitivity of IFRS basis profit or loss and shareholders' equity to key market and other risks are provided in notes D2(j), D3(j), D4(j) and E4. The sensitivity analyses provided show the effect on profit or loss and shareholders' equity to changes in the relevant risk variables, all of which are reasonably possible at the relevant balance sheet date. In the analysis of exposure to interest rate risk, given the low interest rate environment, certain of the sensitivities to a decrease of 2 per cent include the effect of reducing the rate to near zero where rates are lower than 2 per cent.

        The IFRS operating profit based on longer-term investment returns for UK insurance operations has high potential sensitivity for changes to longevity assumptions affecting the carrying value of liabilities to policyholders for UK shareholder-backed annuity business. In addition, at the total IFRS profit level the result is particularly sensitive to temporary value movements on assets backing US and Asia policyholder liabilities (which in general are measured on a basis that is insensitive to current market movements) and shareholder equity.

        For Jackson at the level of operating profit based on longer-term investment returns, the results are sensitive to market conditions to the extent of income earned on spread-based products and second order equity-based exposure in respect of variable annuity asset management fees. Further information is given below under the US insurance operations section of market and credit risk.

        Jackson's derivative programme is used to manage interest rate risk associated with a broad range of products and substantially mitigate equity market risk attaching to its equity-based products. Movements in equity markets, interest rates and credit spreads materially affect the carrying value of derivatives which are used to manage the liabilities to policyholders and backing investment assets. Combined with the use of US GAAP measurement (as grandfathered under IFRS 4) for the insurance contracts assets and liabilities which is largely insensitive to current period market movements, the Jackson total profit (i.e. including short-term fluctuations in investment returns) is very sensitive to market movements. In addition to these effects the Jackson IFRS shareholders' equity is sensitive to the impact of interest rate and credit spread movements on the value of fixed income securities. Movements in unrealised appreciation on these securities are included as movement in shareholders' equity (i.e. outside the income statement). See D3(j) for details of the hedging.

        For Asian operations, the operating profit based on longer-term investment returns is mainly affected by the impact of market levels on unit-linked business persistency, and other insurance risk.

        At the total IFRS profit level the Asian result is affected by short-term value movements on the asset portfolio for non-linked shareholder-backed business.

        M&G profits are affected primarily by movements in the growth in funds under management and by the effect of any impairments on the loan book and fair value movements on debt securities held by Prudential Capital.

        In addition, total profits and shareholders' equity are sensitive to market value movements and centrally held swaps. These are used to manage foreign currency and other macroeconomic exposures.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

Market and credit risk

(a)   UK insurance operations

(i)    With-profits business

UK business of PAC with-profits fund

        Shareholder results of UK with-profits business are sensitive to market risk only through the indirect effect of investment performance on declared policyholder bonuses.

        The investment assets of the PAC with-profits fund are subject to market risk. However, changes in their carrying value, net of related changes to asset-share liabilities of with-profit contracts affect the level of unallocated surplus of the fund. As unallocated surplus is accounted for as a liability under IFRS, movements in its value do not affect shareholders' profit or equity.

        The shareholder results of the UK with-profits fund correspond to the shareholders' share of the cost of bonuses declared on the with-profits business. This currently corresponds to one-ninth of the cost of bonuses declared.

        Investment performance is a key driver of bonuses, and hence the shareholders' share of cost of bonuses. Due to the 'smoothed' basis of bonus declaration the sensitivity to investment performance in a single year is low relative to the movements in the period to period performance. However, over multiple periods it is important.

Prudential Annuities Limited (PAL)

        PAL writes annuity business. However, as PAL is owned by the PAC with-profits sub-fund, changes in the carrying value of PAL's assets and liabilities are reflected in the liability for unallocated surplus which as described above, do not affect shareholder results.

Scottish Amicable Insurance Fund (SAIF)

        SAIF is a ring-fenced fund in which, apart from asset management fees, shareholders have no interest. Accordingly, the Group's IFRS profit and equity are insensitive to the direct effects of market risk attaching to SAIF's assets and liabilities.

(ii)   Shareholder-backed business

        The factors that may significantly affect the IFRS results of UK shareholder-backed business are the mortality experience and assumptions and credit risk attaching to the annuity business of Prudential Retirement Income Limited and the PAC non-profit sub-fund. The sensitivity to market risk for the main constituents elements of the shareholder-backed business of the UK insurance operations is as follows:

Prudential Retirement Income Limited (PRIL)

        The assets covering PRIL's liabilities are principally debt securities and other investments that are held to match the expected duration and payment characteristics of the policyholder liabilities. These

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

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

        The main market risk sensitivity for PRIL arises from interest rate risk on the debt securities which substantially represent shareholders' equity. This shareholders' equity comprises the net assets held within the long-term fund of the company that cover regulatory basis liabilities that are not recognised for IFRS reporting purposes, for example contingency reserves, and shareholder capital held outside the long-term fund.

        The principal items affecting the IFRS results for PRIL are mortality experience and assumptions, and credit risk.

PAC non-profit sub-fund

        The PAC non-profit sub-fund principally comprises annuity business previously written by Scottish Amicable Life, unit-linked and other non-participating business.

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

(b)   US insurance operations (Jackson)

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

        These differences in carrying value of debt securities, other invested assets, derivatives and insurance liabilities give rise to potentially significant volatility in the IFRS income statement and shareholders' equity. As with other shareholder-backed business the profit or loss for Jackson is presented by distinguishing the result for the year between an operating result based on longer-term investment returns and short-term fluctuations in investment returns. In this way the most significant direct effect of market changes that have taken place to the Jackson result are separately identified.

        Excluding these short-term effects, the factors that most significantly affect the Jackson IFRS operating result based on long-term investment returns are:

  •
  Variable annuity business—effect of market risk arising from the variability of asset management fees.

  •
  Fixed annuity and fixed index annuity business—the spread differential between the earned rate and the rate credited to policyholders.

  •
  Amortisation of deferred acquisition costs.

(c)   Asian insurance operations

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

        This sensitivity is primarily reflected through the volatility of asset returns coupled with the fact that the accounting carrying value of liabilities to policyholders are only partially sensitive to changed market conditions. As for UK shareholder-backed operations and Jackson, the IFRS profit is distinguished in the Group's segmental analysis so as to distinguish operating profits based on longer-term investment return and short-term fluctuations in investment returns.

Insurance and lapse risk

        The features described above cover the main sensitivities of IFRS profit and loss and equity for market and credit risk. Lapse and longevity risk may also be a key determination of IFRS basis results with variable impacts.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

        Jackson is sensitive to lapse risk. However, Jackson uses swaption derivatives to ameliorate the effect of a sharp rise in interest rates, which would be the most likely cause of a sudden change in policyholder behaviour.

        In Asia adverse persistency experience can impact the IFRS profitability of certain business written in the region. This risk is managed at a business unit level through monthly monitoring of experience and the implementation of management actions as necessary. These actions could include product enhancements, increased management focus on premium collection as well as other customer retention efforts. The potential financial impact of lapses is often mitigated through the specific features of the products, eg surrender charges.

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

        In the years 2007 to 2011, claims paid on the Group's life assurance contracts including those classified as investment contracts under IFRS 4 ranged from £17 billion to £19 billion. Indicatively, it is to be expected that, of the Group's policyholder liabilities (excluding unallocated surplus) at 31 December 2011 of £227.1 billion, the amounts likely to be paid in 2012 will be of a similar magnitude.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

D2:    UK insurance operations

(a)   Summary statement of financial position

        In order to show the statement of financial position by reference to the differing degrees of policyholder and shareholder economic interest of the different types of fund and business, the analysis below is structured to show separately assets and liabilities of the Scottish Amicable Insurance Fund (SAIF), the PAC with-profits sub-fund (WPSF), unit-linked assets and liabilities and annuity (principally PRIL) and other long-term business.

        £92.6 billion of the £142.4 billion of investments are held by SAIF and the PAC WPSF. Shareholders are exposed only indirectly to value movements on these assets.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

		PAC with-profits fund note (i)			Other funds and subsidiaries
	Scottish Amicable Insurance Fund note (ii)
By operating segment		Excluding Prudential Annuities Limited	Prudential Annuities Limited note (iii)	Total note (iv)	Unit- linked assets and liabilities	Annuity and other long-term business	Total	2011 Total	2010 Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs and other intangible assets	—	—	—	—	—	113	113	113	120

Total	—	—	—	—	—	113	113	113	120

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	—	178	—	178	—	—	—	178	166
Deferred acquisition costs	—	6	—	6	—	—	—	6	13

Total	—	184	—	184	—	—	—	184	179

Total intangible assets	—	184	—	184	—	113	113	297	299

Deferred tax assets	—	99	2	101	—	130	130	231	214
Other non investment and non-cash assets	413	1,799	107	1,906	364	2,088	2,452	4,771	4,631
Investment of long term business and other operations:
Investment propertiesnote (viii)	571	7,164	726	7,890	682	1,569	2,251	10,712	11,212
Investments accounted for using the equity method	—	—	—	—	—	70	70	70	69
Financial investments:
Loansnote (v)	143	1,752	78	1,830	—	1,142	1,142	3,115	2,302
Equity securities and portfolio holdings in unit trusts	2,448	20,685	170	20,855	13,394	25	13,419	36,722	40,519
Debt securities	4,349	37,696	5,633	43,329	6,115	24,160	30,275	77,953	74,304
Other investmentsnote (vi)	281	3,550	306	3,856	87	344	431	4,568	3,998
Deposits	693	6,155	236	6,391	966	1,237	2,203	9,287	9,022

Total investments	8,485	77,002	7,149	84,151	21,244	28,547	49,791	142,427	141,426

Properties held for sale	—	—	—	—	—	—	—	—	254
Cash and cash equivalents	112	1,636	191	1,827	666	360	1,026	2,965	2,839

Total assets	9,010	80,720	7,449	88,169	22,274	31,238	53,512	150,691	149,663

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

		PAC with-profits fund note (i)			Other funds and subsidiaries
	Scottish Amicable Insurance Fund note (ii)
By operating segment		Excluding Prudential Annuities Limited	Prudential Annuities Limited note (iii)	Total note (iv)	Unit- linked assets and liabilities	Annuity and other long-term business	Total	2011 Total	2010 Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Equity and liabilities
Equity
Shareholders' equity	—	—	—	—	—	2,581	2,581	2,581	2,148
Non-controlling interests	—	33	—	33	—	—	—	33	35

Total equity	—	33	—	33	—	2,581	2,581	2,614	2,183

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	8,555	67,098	5,323	72,421	21,281	24,767	46,048	127,024	125,530
Unallocated surplus of with-profits funds (reflecting application of 'realistic' basis provisions for UK regulated with-profits funds)note (vii)	—	7,743	1,422	9,165	—	—	—	9,165	10,187

Total	8,555	74,841	6,745	81,586	21,281	24,767	46,048	136,189	135,717

Operational borrowings attributable to shareholder financed operations	—	—	—	—	1	102	103	103	162
Borrowings attributable to with-profits funds	17	955	—	955	—	—	—	972	1,522
Deferred tax liabilities	41	691	135	826	—	482	482	1,349	1,738
Other non-insurance liabilities	397	4,200	569	4,769	992	3,306	4,298	9,464	8,341

Total liabilities	9,010	80,687	7,449	88,136	22,274	28,657	50,931	148,077	147,480

Total equity and liabilities	9,010	80,720	7,449	88,169	22,274	31,238	53,512	150,691	149,663

Notes

(i)
For the purposes of this table and subsequent explanation, references to the WPSF also include, for convenience, the amounts attaching to the Defined Charges Participating Sub-fund which comprises 3.4 per cent of the total assets of the WPSF and includes the with-profits annuity business transferred to Prudential from the Equitable Life Assurance Society on 1 December 2007 (with assets of approximately £1.7 billion). Profits to shareholders on this with-profits annuity business emerge on a 'charges less expenses' basis and policyholders are entitled to 100 per cent of the investment earnings.

(ii)
SAIF is a separate sub-fund within the PAC long-term business fund.

(iii)
Wholly-owned subsidiary of the PAC WPSF that writes annuity business. The closing liabilities are significantly lower than in 2010 due to a recapture of business by the PAC WPSF.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

(iv)
Excluding policyholder liabilities of the Hong Kong branch of PAC.

(v)
UK Insurance operations

  The loans of the Group's UK insurance operations comprise:

	2011	2010

	£m	£m
SAIF and PAC WPSF
Mortgage loans*	1,036	256
Policy loans	20	21
Other loans**	917	993

Total SAIF and PAC WPSF loans	1,973	1,270

Shareholder-backed
Mortgage loans*	1,137	1,027
Other loans	5	5

Total shareholder-backed loans	1,142	1,032

Total UK insurance operations loans	3,115	2,302

*
The mortgage loans are collateralised by properties. By carrying value, 96 per cent of the £1,137 million held for shareholder-backed business relates to lifetime (equity release) mortgage business which has an average loan to property value of 27 per cent.

**
Other loans held by the PAC WPSF are all commercial loans and comprise mainly syndicated loans.
(vi)
Other investments comprise:

	2011	2010

	£m	£m
Derivative assets*	1,461	926
Partnerships in investment pools and other**	3,107	3,072

	4,568	3,998

*
In the UK, Prudential uses derivatives to reduce equity and credit risk, interest rate and currency exposures, and to facilitate efficient portfolio management. After derivative liabilities of £1,298 million (2010: £792 million), which are also included in the statement of financial position, the overall derivative position was a net asset of £163 million (2010: £134 million).

**
Partnerships in investment pools and other comprise mainly investments held by the PAC with-profits fund. These investments are primarily investments in limited partnerships and additionally, investments in property funds.
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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

  The unallocated surplus represents the excess of assets over policyholder liabilities for the Group's with-profits funds. As allowed under IFRS 4, the Group has opted to continue to record unallocated surplus of with-profits funds wholly as a liability. The annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders, is transferred to (from) the unallocated surplus each year through a (charge) credit to the income statement. The balance retained in the unallocated surplus represents cumulative income arising on the with-profits business that has not been allocated to policyholders or shareholders. The balance of the unallocated surplus is determined after full provision for deferred tax on unrealised appreciation of investments.

(viii)
Investment properties

  At 31 December 2011, the Group's UK insurance operations had £10,712 million (2010: £11,212 million) of investment properties. The following table shows the property portfolio by type of investment. The properties are shown at market value below in accordance with the policies described in note A4.

	2011		2010

	£m	%	£m	%
Office buildings	4,443	41.5	4,617	41.2
Shopping centres/commercial	4,315	40.3	3,777	33.7
Retail warehouses/industrial	1,406	13.1	2,184	19.5
Development	383	3.6	402	3.6
Other	165	1.5	232	2.0

Total	10,712	100.0	11,212	100.0

  Approximately 42.9 per cent (2010: 46.2 per cent) of the UK held investment property is located in London and Southeast England including Buckinghamshire, Berkshire, East and West Sussex, Hampshire, Isle of Wight, Kent, Oxfordshire and Surrey, with 41.1 per cent (2010: 36.7 per cent) located throughout the rest of the UK and the remaining 16.0 per cent (2010: 17.1 per cent) located overseas.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

(b)   Reconciliation of movement in investments

        A reconciliation of the total investments of UK insurance operations from the beginning of the year to the end of the year is as follows:

		PAC with-profits fund			Other funds and subsidiaries
	Scottish Amicable Insurance Fund	Excluding Prudential Annuities Limited	Prudential Annuities Limited	Total	Unit- linked assets and liabilities	Annuity and other long-term business	UK insurance operations Total

	£m	£m	£m	£m	£m	£m	£m
At 1 January 2010
Total investments (including derivative assets)	9,848	67,832	13,794	81,626	18,421	22,795	132,690
Less: Investments held by consolidated investment funds	—	(1,050)	(19)	(1,069)	(729)	(37)	(1,835)
Less: Derivative liabilities	(37)	(317)	(166)	(483)	—	(189)	(709)

Directly held investments, net of derivative liabilities	9,811	66,465	13,609	80,074	17,692	22,569	130,146

Net cash (outflow) inflow from operating activities	(762)	(838)	(21)	(859)	1,000	1,950	1,329
Realised gains in the year	368	1,502	73	1,575	267	23	2,233
Unrealised gains and losses and exchange movements in the year	249	2,963	608	3,571	1,131	1,007	5,958
Reclassification of property under development	—	—	—	—	—	56	56

Movement in the year of directly held investments, net of derivative liabilities	(145)	3,627	660	4,287	2,398	3,036	9,576

At 31 December 2010/1 January 2011
Total investments (including derivative assets)	9,704	70,576	14,496	85,072	20,795	25,855	141,426
Less: Investments held by consolidated investment funds	—	(140)	(22)	(162)	(705)	(45)	(912)
Less: Derivative liabilitiesnote G3	(38)	(344)	(205)	(549)	—	(205)	(792)

Directly held investments, net of derivative liabilities	9,666	70,092	14,269	84,361	20,090	25,605	139,722

Net cash (outflow) inflow from operating activities	(1,154)	6,746	(8,184)	(1,438)	638	1,034	(920)
Realised gains in the year	349	2,047	785	2,832	607	64	3,852
Unrealised gains and losses and exchange movements in the year	(448)	(2,606)	(12)	(2,618)	(888)	1,452	(2,502)

Movement in the year of directly held investments, net of derivative liabilities	(1,253)	6,187	(7,411)	(1,224)	357	2,550	430

At 31 December 2011
Total investments (including derivative assets)	8,485	77,002	7,149	84,151	21,244	28,547	142,427
Less: Investments held by consolidated investment funds	—	(52)	(23)	(75)	(793)	(109)	(977)
Less: Derivative liabilitiesnote G3	(72)	(671)	(268)	(939)	(4)	(283)	(1,298)

Directly held investments, net of derivative liabilities	8,413	76,279	6,858	83,137	20,447	28,155	140,152

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

(c)   Reconciliation of movement in policyholder liabilities and unallocated surplus of with-profits funds

        A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of UK insurance operations from the beginning of the year to the end of the year is as follows:

		Other shareholder-backed funds and subsidiaries
	SAIF and PAC with-profits sub-fund	Unit-linked liabilities	Annuity and other long-term business	Total

	£m	£m	£m	£m
At 1 January 2010	87,495	19,035	19,665	126,195
Comprising:
—Policyholder liabilities	77,529	19,035	19,665	116,229
—Unallocated surplus of with-profits funds	9,966	—	—	9,966

Premiums	3,311	2,301	2,278	7,890
Surrenders	(2,453)	(1,272)	(54)	(3,779)
Maturities/Deaths	(5,079)	(726)	(1,498)	(7,303)

Net flowsnote (a)	(4,221)	303	726	(3,192)
Shareholders transfers post-tax	(223)	—	—	(223)
Switches	(236)	236	—	—
Investment-related items and other movementsnote (b)	9,165	2,097	1,910	13,172
Dilution of Group's holdings	—	—	(27)	(27)
Foreign exchange translation differences	(207)	—	(1)	(208)

At 31 December 2010/1 January 2011	91,773	21,671	22,273	135,717

Comprising:
—Policyholder liabilities	81,586	21,671	22,273	125,530
—Unallocated surplus of with-profits funds	10,187	—	—	10,187

Premiums	3,413	1,854	1,721	6,988
Surrenders	(2,285)	(1,851)	(119)	(4,255)
Maturities/Deaths	(5,551)	(655)	(1,607)	(7,813)

Net flowsnote (a)	(4,423)	(652)	(5)	(5,080)
Shareholders transfers post-tax	(216)	—	—	(216)
Switches	(237)	237	—	—
Investment-related items and other movementsnote (b)	3,338	25	2,499	5,862
Foreign exchange translation differences	(94)	—	—	(94)

At 31 December 2011	90,141	21,281	24,767	136,189

Comprising:
—Policyholder liabilities	80,976	21,281	24,767	127,024
—Unallocated surplus of with-profits funds	9,165	—	—	9,165

Average policyholder liability balances*
2011	81,281	21,476	23,520	126,277
2010	79,558	20,353	20,969	120,880

*
Excluding the unallocated surplus of the with-profits funds and as adjusted for corporate transactions in the period.

Notes

(a)
Net outflows increased from £3,192 million in 2010 to £5,080 million in 2011, principally as a result of stock transfer activity within the unit-linked business (2011 saw a large transfer out, while 2010 benefitted from a large transfer in) and a lower level of bulk annuity transactions in 2011.

(b)
Investment-related items and other movements of £5,862 million was lower than the £13,172 million benefit seen in 2010 principally as a result of weaker performance of UK equity markets in 2011.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

(d)   Information on credit risk of debt securities

        The following table summarises by rating the securities held by UK insurance operations as at 31 December 2011 and 2010:

(i)
UK insurance operations

		PAC-with-profits sub-fund			Other funds and subsidiaries
								UK insurance operations
							Other annuity and long-term business
	Scottish Amicable Insurance Fund	Excluding Prudential Annuities Limited	Prudential Annuities Limited		Unit- linked assets
				Total		PRIL		2011 Total	2010 Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
S&P—AAA	578	4,292	585	4,877	699	3,302	472	9,928	18,833
S&P—AA+ to AA-	554	3,323	645	3,968	792	3,008	325	8,647	6,885
S&P—A+ to A-	1,104	10,257	1,318	11,575	1,444	6,525	826	21,474	21,508
S&P—BBB+ to BBB-	1,014	9,551	541	10,092	917	3,186	537	15,746	12,848
S&P—Other	311	2,461	62	2,523	142	174	25	3,175	3,403

	3,561	29,884	3,151	33,035	3,994	16,195	2,185	58,970	63,477

Moody's—Aaa	263	2,350	1,169	3,519	1,411	2,153	599	7,945	765
Moody's—Aa1 to Aa3	26	180	33	213	88	269	55	651	360
Moody's—A1 to A3	41	456	125	581	51	290	45	1,008	632
Moody's—Baa1 to Baa3	56	516	109	625	74	236	39	1,030	949
Moody's—Other	16	152	6	158	37	24	7	242	233

	402	3,654	1,442	5,096	1,661	2,972	745	10,876	2,939

Fitch	20	185	80	265	26	163	18	492	630
Other	366	3,973	960	4,933	434	1,776	106	7,615	7,258

Total UK debt securities	4,349	37,696	5,633	43,329	6,115	21,106	3,054	77,953	74,304

        Where no external ratings are available, internal ratings produced by the Group's asset management operation, which are prepared on the Company's assessment of a comparable basis to external ratings, are used where possible. The £7,615 million total debt securities held at 31 December 2011 (2010: £7,258 million) which are not externally rated are either internally rated or unrated. These are analysed as follows:

	2011	2010

	£m	£m
Internal ratings or unrated:
AAA to A-	2,726	2,210
BBB to B-	3,773	3,861
Below B- or unrated	1,116	1,187

Total	7,615	7,258

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

        The majority of unrated debt security investments were held in SAIF and the PAC with-profits fund and relate to convertible debt and other investments which are not covered by ratings analysts nor have an internal rating attributed to them. Of the £1,882 million PRIL and other annuity and long-term business investments which are not externally rated, £9 million were internally rated AAA, £114 million AA, £590 million A, £887 million BBB, £92 million BB and £190 million were internally rated B+ and below or unrated.

        During the year Standard and Poor's withdrew its ratings of debt securities issued by a number of Sovereigns. Where these are no longer available Moody's ratings have been used. This primarily impacts the UK and Asia insurance operations.

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

(i) With-profits products and PAC with-profits sub-fund

        Within the statement of financial position of UK insurance operations at 31 December 2011, as shown in note D2(a), there are policyholder liabilities and unallocated surplus of £81.6 billion (2010: £82.0 billion) that relate to the WPSF. These amounts include the liabilities and capital of Prudential Annuities Limited, a wholly owned subsidiary of the fund. The WPSF mainly contains with-profits business but it also contains some non-profit business (unit-linked, term assurances and annuities). The WPSF's profits are apportioned 90 per cent to its policyholders and 10 per cent to shareholders as surplus for distribution is determined via the annual actuarial valuation.

        The WPSF held a provision of £90 million at 31 December 2011 (2010: £24 million) to honour guarantees on a small amount of guaranteed annuity products. SAIF's exposure to guaranteed annuities is described below.

        Beyond the generic guarantees described above, there are very few explicit options or guarantees such as minimum investment returns, surrender values or annuities at retirement and any granted have generally been at very low levels.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

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

        Further details on the determination of the two types of the bonuses: 'regular' and 'final', the application of significant judgement, key assumptions and the degree of smoothing of investment returns in determining the bonus rates are provided below.

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

        When target bonus levels change the PAC board of directors (PAC Board) has regard to the overall strength of the long-term fund when determining the length of time over which it will seek to achieve the amended prudent target bonus level.

        In normal investment conditions, PAC expects changes in regular bonus rates to be gradual over time, and these are not expected to exceed one per cent per annum over any year. However, the PAC Directors retain the discretion whether or not to declare a regular bonus each year, and there is no limit on the amount by which regular bonus rates can change.

Final bonus rates

        A final bonus which is normally declared yearly, may be added when a claim is paid or when units of a unitised product are realised.

        The rates of final bonus usually vary by type of policy and by reference to the period, usually a year, in which the policy commences or each premium is paid. These rates are determined by reference to the asset shares for the sample policies but subject to the smoothing approach, explained below.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

        In general, the same final bonus scale applies to maturity, death and surrender claims except that:

  •
  The total surrender value may be impacted by the application of a Market Value Reduction (MVR) which is for accumulating with-profits policies and is affected by the surrender bases (for conventional with-profits business); and

  •
  For the SAIF and Scottish Amicable Life (SAL), the final bonus rates applicable on surrender may be adjusted to reflect expected future bonus rates.

Application of significant judgement

        The application of the above method for determining bonuses requires the PAC Board to apply significant judgement in many respects, including in particular the following:

  •
  Determining what constitutes fair treatment of customers: Prudential is required by UK law and regulation to consider the fair treatment of its customers in setting bonus levels. The concept of determining what constitutes fair treatment, while established by statute, is not defined.

  •
  Smoothing of investment returns: This is an important feature of with-profits products. Determining when particular circumstances, such as a significant rise or fall in market values, warrant variations in the standard bonus smoothing limits that apply in normal circumstances requires the PAC Board to exercise significant judgement.

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

        Prudential's approach, in applying significant judgement and discretion in relation to determining bonus rates, is consistent conceptually with the approach adopted by other firms that manage a with-profits business. It is also consistent with the requirements of UK law, which require all UK firms that carry out a with-profits business to define, and make publicly available, the Principles and Practices of Financial Management (PPFM) that are applied in the management of their with-profits funds.

        Accordingly, Prudential's PPFM contains an explanation of how it determines regular and final bonus rates within the discretionary framework that applies to all with-profits policies, subject to the general legislative requirements applicable. The purpose of Prudential's PPFM is therefore to:

  •
  explain the nature and extent of the discretion available;

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

volatile movement in investment return and other items of income and expenditure of the UK component of the PAC with-profits fund for each year presented.

	2011	2010	2009

	£m	£m	£m
Net income of the fund:
Investment return	4,094	8,815	10,461

Claims incurred	(6,411)	(6,390)	(6,253)
Movement in policyholder liabilities	(614)	(4,301)	(3,692)
Add back policyholder bonuses for the year (as shown below)	1,945	2,019	1,827

Claims incurred and movement in policyholder liabilities including charge for provision for asset shares and excluding policyholder bonuses)	(5,080)	(8,672)	(8,118)
Earned premiums, net of reinsurance	3,404	3,148	3,063
Other income	17	9	(2)
Acquisition costs and other expenditure	(696)	(600)	(842)
Tax charge	(63)	(528)	(640)

Net income of the fund before movement in unallocated surplus	1,676	2,172	3,922
Movement in unallocated surplus	485	70	(1,893)

Surplus for distribution	2,161	2,242	2,029

Surplus for distribution allocated as follows:
—90% policyholders bonus (as shown above)	1,945	2,019	1,827
—10% shareholders' transfers	216	223	202

	2,161	2,242	2,029

(ii) Annuity business

        Prudential's conventional annuities include level, fixed-increase and inflation-linked annuities, the link being to the Retail Price Index (RPI) in the majority of cases. They are mainly written within the subsidiaries PAL, PRIL, the PAC non profit sub-fund and the PAC with-profits sub-fund, but there are some annuity liabilities in Prudential Pensions Limited and SAIF.

        Prudential's fixed-increase annuities incorporate automatic increases in annuity payments by fixed amounts over the policyholder's life. The RPI annuities that Prudential offers provide for a regular annuity payment to which an additional amount is added periodically based on the increase in the UK RPI.

        Prudential's with-profits annuities, which are written in the WPSF, combine the income features of annuity products with the investment smoothing features of with-profits products and enable policyholders to obtain exposure to investment return on the WPSF's equity shares, property and other investment categories over time. Policyholders select a 'required smoothed return' bonus' from the specific range Prudential offers for the particular product. The amount of the annuity payment each year

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

depends upon the relationship between the required smoothed return bonus rate selected by the policyholder when the product is purchased and the smoothed return bonus rates Prudential subsequently declares each year during the term of the product. If the total bonus rates fall below the anticipated rate, then the annuity income falls.

        At 31 December 2011, £38.3 billion (2010: £35.6 billion) of investments relate to annuity business of PAL (including the business recaptured by PAC WPSF in 2011) and PRIL. These investments are predominantly in debt securities (including retail price index-linked bonds to match retail price index-linked annuities), loans and deposits and are duration matched with the estimated duration of the liabilities they support.

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

        Provision is made for the risks attaching to some SAIF unitised with-profits policies that have MVR-free dates and for those SAIF products which have a guaranteed minimum benefit on death or maturity of premiums accumulated at four per cent per annum.

        The Group's main exposure to guaranteed annuities in the UK is through SAIF and a provision of £370 million was held in SAIF at 31 December 2011 (2010: £336 million) to honour the guarantees. As SAIF is a separate sub-fund solely for the benefit of policyholders of SAIF this provision has no impact on the financial position of the Group's shareholders' equity.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

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

        For non-profit business excluding unit-linked business, the valuation interest rates used to discount the liabilities are based on the yields as at the valuation date on the assets backing the technical provisions. For fixed interest securities the gross redemption yield is used except for the PAL (including the business recaptured by PAC WPSF in 2011) and PRIL annuity business where the internal rate of return of the assets backing the liabilities is used. Properties are valued using the rental yield, and for equities it is the greater of the dividend yield and the average of the dividend yield and the earnings yield. An adjustment is made to the yield on non risk-free fixed interest securities and property to reflect credit risk. To calculate the non-unit reserves for linked business, assumptions have been set for the gross unit growth rate and the rate of inflation of maintenance expenses, as well as for the valuation interest rate as described above.

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

        The WPBR is primarily based on the retrospective calculation of accumulated asset shares but is adjusted to reflect future expected policyholder benefits and other outgoings. Asset shares are

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

calculated as the accumulation of all items of income and outgo that are relevant to each policy type. Income comprises credits for premiums, investment returns (including unrealised gains), and miscellaneous profits. Outgo comprises charges for tax (including an allowance for tax on unrealised gains), guarantees and smoothing, mortality and morbidity, shareholders' profit transfers, miscellaneous losses, and expenses and commission (net of any tax relief).

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

        The cost of guarantees, options and smoothing is very sensitive to the bonus, market value reduction (MVR), and investment policy employed and therefore the stochastic modelling incorporates a range of management actions that would help to protect the fund in adverse investment scenarios. Substantial flexibility has been included in the modelled management actions in order to reflect the discretion that is retained in adverse investment conditions, thereby avoiding the creation of unreasonable minimum capital requirements. The management actions assumed are consistent with the Group's management policy for with-profits funds and the Group's disclosures in the publicly available PPFM.

        The contract liabilities for with-profits business also require assumptions for persistency. These are set based on the results of recent experience analysis.

(iii) Annuity business

Credit risk provisions

        For IFRS reporting, the results for UK shareholder-backed annuity business are particularly sensitive to the allowances made for credit risk. The allowance is reflected in the deduction from the valuation rate of interest for discounting projected future annuity payments to policyholders that would have otherwise applied. Since mid-2007 there has been a significant increase in the actual and perceived credit risk associated with corporate bonds as reflected in the significant widening that has occurred in corporate bond spreads. Although bond spreads over swap rates have narrowed from their peak in March 2009, they are still high compared with the levels seen in the years immediately preceding the start of the dislocated markets in 2007. The allowance that should therefore be made for credit risk remains a particular area of judgement.

        The additional yield received on corporate bonds relative to swaps can be broken into the following constituent parts:

  (a)
  the expected level of future defaults;

  (b)
  the credit risk premium that is required to compensate for the potential volatility in default levels;

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

  (c)
  the liquidity premium that is required to compensate for the lower liquidity of corporate bonds relative to swaps; and

  (d)
  the mark-to-market risk premium that is required to compensate for the potential volatility in corporate bond spreads (and hence market values) at the time of sale.

        The sum of (c) and (d) is often referred to as 'liquidity premium'.

        The allowance for credit risk comprises (i) an amount for long-term best estimate defaults and (ii) additional provisions for credit risk premium, downgrade resilience, and short-term defaults.

        The weighted components of the bond spread over swap rates for shareholder-backed fixed and linked annuity business for PRIL at 31 December 2011, 31 December 2010 and 31 December 2009, based on the asset mix at the relevant balance sheet date are shown below.

31 December 2011	Pillar 1 regulatory basis	Adjustment from regulatory to IFRS basis	IFRS

	(bps)	(bps)	(bps)
Bond spread over swap ratesnote (i)	201	—	201

Credit risk allowance
Long-term expected defaultsnote (ii)	15	—	15
Additional provisionsnote (iii)	51	(24)	27

Total credit risk allowance	66	(24)	42

Liquidity premium	135	24	159

31 December 2010	Pillar 1 regulatory basis	Adjustment from regulatory to IFRS basis	IFRS

	(bps)	(bps)	(bps)
Bond spread over swap ratesnote (i)	160	—	160

Credit risk allowance
Long-term expected defaultsnote (ii)	16	—	16
Additional provisionsnote (iii)	52	(26)	26

Total credit risk allowance	68	(26)	42

Liquidity premium	92	26	118

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

31 December 2009	Pillar 1 regulatory basis	Adjustment from regulatory to IFRS basis	IFRS

	(bps)	(bps)	(bps)
Bond spread over swap ratesnote (i)	175	—	175

Credit risk allowance
Long-term expected defaultsnote (ii)	19	—	19
Additional provisionsnote (iii)	52	(24)	28

Total credit risk allowance	71	(24)	47

Liquidity premium	104	24	128

Notes

(i)
Bond spread over swap rates reflect market observed data.

(ii)
Long-term expected defaults for 2011 and 2010 are derived by applying Moody's data from 1970 to 2009 (2009: 1970 to 2004) uplifted by between 100 per cent (B) and 200 per cent (AAA) according to credit rating on the annuity asset portfolio and the definition of the credit rating used is the second highest credit rating published by Moody's, Standard and Poor's and Fitch (2009: lower credit rating.

(iii)
Additional provisions comprise credit risk premium, which for 2011 and 2010 is derived from Moody's data from 1970 to 2009 (2009:—1970 to 2004), an allowance for a 1 notch downgrade of the portfolio subject to credit risk, and an additional allowance for short-term defaults.

        The very prudent Pillar 1 regulatory basis reflects the overriding objective of maintaining sufficient provisions and capital to ensure payments to policyholders can be made. The approach for IFRS aims to establish liabilities that are closer to 'best estimate'.

Movement in the credit risk allowance for PRIL for the year ended 31 December 2011

        The movement during 2011 of the average basis points allowance for PRIL on Pillar 1 regulatory and IFRS bases are as follows:

	Pillar 1 Regulatory basis Total	IFRS Total

	(bps)	(bps)
Total allowance for credit risk at 31 December 2010	68	42
Credit rating changes	2	2
Asset trading	(1)	(1)
Asset mix (effect of market value movements)	(2)	(1)
New business and other	(1)	—

Total allowance for credit risk at 31 December 2011	66	42

        In prior periods, surplus from favourable default experience has been retained within short-term allowances for credit risk on both the Pillar 1 and IFRS bases. For full year 2011 the retention of such surpluses continues to be applied to IFRS but not for Pillar 1.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

        Overall the movement has led to the credit allowance for Pillar 1 purposes to be 33 per cent (2010: 43 per cent) of the bond spread over swap rates. For IFRS purposes it represents 20 per cent (2010: 26 per cent) of the bond spread over swap rates.

        The reserves for credit risk allowance at 31 December 2011 for the UK shareholder annuity fund were as follows:

	Pillar 1 Regulatory basis Total	IFRS Total

	£bn	£bn
PRIL	1.8	1.2
PAC non-profit sub-fund	0.2	0.1

Total	2.0	1.3

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

        In 2009, Prudential's annuity business liabilities were determined using the Continuous Mortality Investigation ('CMI') medium cohort projections with a floor. In November 2009 a new mortality projection model was released by the CMI. The new model was applied since the 2010 results with calibration to reflect an appropriate view of future mortality improvement. Prior to 2010, in recognition of the trend in assumed mortality improvements the Company had in previous years included margins in its annuity liabilities. In determining the 2010 results, based on the new model, the appropriate level of these margins were reassessed. See note D2 (i) below for the net effect in 2010 of applying the new model, releases of margin, and changes to other related mortality assumptions.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

        The tables and range of percentages used are set out in the following tables:

	PAL (and annuity business with the WPSF)		APRIL
2011	Males	Females	Males	Females

In payment	92%—98% PCMA00 with future improvements in line with Prudential's own calibration of the CMI 2009 mortality model, with a long-term improvement rate of 2.25%.	88%—100% PCFA00 with future improvements in line with Prudential's own calibration of the CMI 2009 mortality model, with a long-term improvement rate of 1.25%.	93%—94% PCMA00 with future improvements in line with Prudential's own calibration of the CMI 2009 mortality model, with a long-term improvement rate of 2.25%.	84%—96% PCFA00 with future improvements in line with Prudential's own calibration of the CMI 2009 mortality model, with a long-term improvement rate of 1.25%.
In deferment	AM92 minus 4 years	AF92 minus 4 years	AM92 minus 4 years	AF92 minus 4 years

	PAL		PRIL
2010	Males	Females	Males	Females

In payment	92%—98% PCMA00 with future improvements in line with Prudential's own calibration of the CMI 2009 mortality model, with a long-term improvement rate of 2.25%.	88%—100% PCFA00 with future improvements in line with Prudential's own calibration of the CMI 2009 mortality model, with a long-term improvement rate of 1.25%.	94%—95% PCMA00 with future improvements in line with Prudential's own calibration of the CMI 2009 mortality model, with a long-term improvement rate of 2.25%.	86%—97% PCFA00 with future improvements in line with Prudential's own calibration of the CMI 2009 mortality model, with a long-term improvement rate of 1.25%.
In deferment	AM92 minus 4 years	AF92 minus 4 years	AM92 minus 4 years	AF92 minus 4 years

	PAL		APRIL
2009	Males	Females	Males	Females

In payment	102%—126% PNMA00 (C = 2000) with medium cohort improvement table with a minimum annual improvement of 2.25% up to age 90, tapering to zero at age 120	84%—117% PNFA00 (C = 2000) with 75% of medium cohort improvement table with a minimum annual improvement of 1.25% up to age 90, tapering to zero at age 120	96%—102% PNMA00 (C = 2000) with medium cohort improvement table with a minimum annual improvement of 2.25% up to age 90, tapering to zero at age 120	87%—98% PNFA00 (C = 2000) with 75% of medium cohort improvement table with a minimum annual improvement of 1.25% up to age 90, tapering to zero at age 120
In deferment	AM92 minus 4 years	AF92 minus 4 years	AM92 minus 4 years	AF92 minus 4 years

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

        For unit-linked business, the assets covering unit liabilities are exposed to market risk, but the residual risk when considering the unit-linked liabilities and assets together is limited to the effect on fund-based charges.

        For those contracts where the level of insurance risk is insignificant the assets and liabilities arising under the contracts are distinguished between those that relate to the financial instrument liability and acquisition costs and deferred income that relate to the component of the contract that relates to investment management. Acquisition costs and deferred income are recognised consistent with the level of service provision in line with the requirements of IAS 18.

(h)   Reinsurance

        The Group's UK insurance business cedes only minor amounts of business outside the Group. During 2011, reinsurance premiums for externally ceded business were £132 million (2010: £128 million; 2009: £122 million) and reinsurance recoverable assets were £589 million (2010: £608 million) in aggregate. The gains and losses recognised in profit and loss for the 2011 and 2010 contracts were immaterial. During 2009 the Group's UK insurance business wrote a longevity swap on certain aspects of the UK's annuity back-book liabilities. This resulted in a one-off benefit of £34 million to IFRS profit before tax in 2009. The gains and losses recognised in profit and loss for other contracts in 2009 were immaterial.

(i)    Effect of changes in assumptions used to measure insurance assets and liabilities

Credit risk

        The approach to reserving for credit risk is set out in note D2(f)(iii).

Other operating assumption changes

2011

        In 2011, for the shareholder-backed business, the aggregate effect of assumption changes other than the allowance for credit risk described above was a net charge to the shareholder results of £9 million, comprising a number of individually small assumption changes.

        For the with-profits sub-fund, the aggregate effect of assumption changes in 2011 was a net charge to unallocated surplus of £59 million, relating to changes in mortality, expense, persistency and economic assumptions.

2010

Note D2(g)(iii) above explains the application of a new mortality projection model in 2010 to determine the Prudential's annuity business.

        The net effect of applying the new model, releases of margins, and changes to other related mortality assumptions for shareholder-backed business is a credit of £8 million. With a £38 million benefit from altered expense assumptions the overall credit for shareholder-backed business is £46 million.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

        For the with-profits sub-fund, the aggregate effect of assumption changes in 2010 was a net charge to unallocated surplus of £62 million, relating to changes in mortality, expense, persistency and economic assumptions.

2009

        Overall mortality experience was in line with expectations and no change was therefore required to the overall strength of mortality assumptions at 31 December 2009.

        For the shareholder-backed business, the aggregate effect of assumption changes in 2009 was a net credit to the shareholder result of £46 million, primarily related to changes to the deflation reserve, expense assumptions and modelling changes.

        For the with-profits sub-fund, the aggregate effect of assumption changes in 2009 was a net credit to unallocated surplus of £65 million principally for altered expense assumptions.

(j)    Sensitivity of IFRS basis profit or loss and shareholders' equity to market and other risks

        The risks to which the IFRS basis results of the UK insurance operations are sensitive are asset/liability matching, mortality experience and payment assumptions for shareholder-backed annuity business. Further details are described below.

(i)    With-profits business

(a)   SAIF

        Shareholders have no interest in the profits of SAIF but are entitled to the asset management fees paid on the assets of the fund.

(b)   With-profits sub-fund business

        For with-profits business (including non-participating business of PAL which is owned by the WPSF) adjustments to liabilities and any related tax effects are recognised in the Group's income statement. However, except for any impact on the annual declaration of bonuses, shareholders' profit for with-profits business is unaffected. This is because IFRS basis profits for with-profits business, which are determined on the same basis as on the grandfathered UK GAAP, solely reflect one-ninth of the cost of bonuses declared for the year.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

        The level of unallocated surplus is particularly sensitive to the level of investment returns on the portion of the life fund assets that represents the surplus. The effects for 2011 and 2010 are demonstrated in note D5.

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

  •
  The extent to which changes to the assumed rate of improvements in mortality give rise to changes in the measurement of liabilities; and

  •
  Changes in renewal expense levels.

        A decrease in assumed mortality rates of one per cent would decrease gross profits by approximately £64 million (2010: £53 million; 2009: £44 million). A decrease in credit default assumptions of five basis points would increase gross profits by £137 million (2010: £119 million; 2009: £91 million). A decrease in renewal expenses (excluding asset management expenses) of five per cent would increase gross profits by £25 million (2010: £23 million; 2009: £17 million). The effect on profits would be approximately symmetrical for changes in assumptions that are directionally opposite to those explained above.

(iii)  Unit-linked and other business

        Unit-linked and other business represents a comparatively small proportion of the in-force business of the UK insurance operations.

        Profits from unit-linked and similar contracts primarily arise from the excess of charges to policyholders, for management of assets under the Company's stewardship, over expenses incurred. The former is most sensitive to the net accretion of funds under management as a function of new business and lapse and timing of death. The accounting impact of the latter is dependent upon the amortisation of acquisition costs in line with the emergence of margins (for insurance contracts) and amortisation in line with service provision (for the investment management component of investment contracts). By virtue of the design features of most of the contracts which provide low levels of mortality cover, the profits are relatively insensitive to changes in mortality experience.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

(iv)  Shareholder exposure to interest rate risk and other market risk

        By virtue of the fund structure, product features and basis of accounting, the policyholder liabilities of the UK insurance operations are, except for pension annuity business, not generally exposed to interest rate risk. At 31 December 2011 pension annuity liabilities accounted for 98 per cent (2010: 98 per cent) of UK shareholder-backed business liabilities. For pension annuity business, liabilities are exposed to interest rate risk. However, the net exposure to the PAC WPSF (for PAL) and shareholders (for annuity liabilities of PRIL and the non-profit sub-fund) is very substantially ameliorated by virtue of the close matching of assets with appropriate duration. The level of matching from period to period can vary depending on management actions and economic factors so it is possible for a degree of mis-matching profits or losses to arise.

        The close matching by the Group of assets of appropriate duration to annuity liabilities is based on maintaining economic and regulatory capital. The measurement of liabilities under capital reporting requirements and IFRS is not the same with contingency reserves and some other margins for prudence within the assumptions required under the FSA regulatory solvency basis not included for IFRS reporting purposes. As a result IFRS equity is higher than regulatory capital and therefore more sensitive to interest rate and credit risk.

        The estimated sensitivity of the UK non-linked shareholder-backed business (principally pension annuities business) to a movement in interest rates is as follows:

	2011				2010
	Decrease of 2%	Decrease of 1%	Increase of 1%	Increase of 2%	Decrease of 2%	Decrease of 1%	Increase of 1%	Increase of 2%

	£m	£m	£m	£m	£m	£m	£m	£m
Carrying value of debt securities and derivatives	7,676	3,426	(2,820)	(5,178)	6,547	2,938	(2,434)	(4,481)
Policyholder liabilities	(6,842)	(3,060)	2,510	4,593	(5,977)	(2,723)	2,109	3,929
Related deferred tax effects	(208)	(91)	77	146	(154)	(58)	88	149

Net sensitivity of profit after tax and shareholders' equity	626	275	(233)	(439)	416	157	(237)	(403)

        In addition the shareholder-backed portfolio of UK non-linked insurance operations covering liabilities and shareholders' equity includes equity securities and investment property. Excluding any second order effects on the measurement of the liabilities for future cash flows to the policyholder, a fall

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

in their value would have given rise to the following effects on pre-tax profit, profit after tax, and shareholders' equity.

	Decrease of 20%	Decrease of 10%	Decrease of 20%	Decrease of 10%

	£m	£m	£m	£m
Pre-tax profit	(319)	(160)	(302)	(151)
Related deferred tax effects	80	40	82	41

Net sensitivity of profit after tax and shareholders' equity	(239)	(120)	(220)	(110)

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

        In the equity risk sensitivity analysis shown above, the Group has considered the impact of an instantaneous 20 per cent fall in equity markets. If equity markets were to fall by more than 20 per cent, the Group believes that this would not be an instantaneous fall but rather this would be expected to occur over a period of time during which the Group would be able to put in place mitigating management actions.

(k)   Duration of liabilities

        With the exception of most unitised with-profits bonds and other whole of life contracts the majority of the contracts of the UK insurance operations have a contract term. However, in effect, the maturity term of contracts reflects the earlier of death, maturity, or lapsation. In addition, with-profits contract liabilities as noted in note D2(g) include projected future bonuses based on current investment values. The actual amounts payable will vary with future investment performance of SAIF and the WPSF.

        The tables above show the carrying value of the policyholder liabilities. Separately, the Group uses cash flow projections of expected benefit payments as part of the determination of the value of in-force business when preparing EEV basis results. The tables in the accompanying notes below show the maturity profile of the cash flows used for that purpose for insurance contracts, as defined by IFRS, i.e. those containing significant insurance risk, and investment contracts, which do not.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

	With-profits business			Annuity business (Insurance contracts)			Other
	Insurance contracts	Investment contracts					Insurance contracts	Investment contracts
			Total	PAL	PRIL	Total			Total	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Policyholders liabilities	46,288	29,365	75,653	5,323	18,236	23,559	12,885	14,927	27,812	127,024

	%	%	%	%	%	%	%	%	%	%

Expected maturity:
0 to 5 years	47	32	41	25	25	25	34	28	31	35
5 to 10 years	24	26	25	22	22	22	25	22	24	24
10 to 15 years	13	19	16	18	18	18	18	18	18	17
15 to 20 years	8	14	10	13	13	13	11	12	11	11
20 to 25 years	5	7	6	9	10	9	7	9	7	7
over 25 years	3	2	2	13	12	13	5	11	9	6

	2010
	With-profits business			Annuity business (Insurance contracts)			Other
	Insurance contracts	Investment contracts					Insurance contracts	Investment contracts
			Total	PAL	PRIL	Total			Total	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Policyholders liabilities	43,691	25,613	69,304	12,282	16,442	28,724	11,737	15,765	27,502	125,530

	%	%	%	%	%	%	%	%	%	%

Expected maturity:
0 to 5 years	46	31	40	32	29	30	35	29	32	36
5 to 10 years	25	25	25	25	23	24	26	21	23	24
10 to 15 years	13	19	16	18	17	18	18	20	19	17
15 to 20 years	7	14	10	12	13	12	10	11	11	11
20 to 25 years	4	8	6	7	8	8	6	8	7	7
over 25 years	5	3	3	6	10	8	5	11	8	5

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

(iv)
For business with no maturity term included within the contracts, for example with-profits investment bonds such as Prudence Bonds, an assumption is made as to likely duration based on prior experience.

(v)
The maturity tables shown above have been prepared on a discounted basis. Details of undiscounted cash flow for investment contracts are shown in note G2.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

D3:    US insurance operations

(a)   Summary results and statement of financial position

(i)    Results and movements in shareholders' equity

	2011	2010	2009

	£m	£m	£m
Operating profit based on longer-term investment returns	694	833	618
Short-term fluctuations in investment returns	(95)	(378)	(132)

Profit before shareholder tax	599	455	486
Tax	(167)	(117)	102

Profit for the year	432	338	588

	2011	2010	2009

	£m	£m	£m
Profit for the year (as above)	432	338	588
Items recognised in other comprehensive income:
Exchange movements	42	85	(231)
Unrealised valuation movements on securities classified as available-for-sale:
Unrealised holding gains arising during the year	912	1,170	2,249
Deduct net (gains)/add back net losses included in the income statement	(101)	51	420

Total unrealised valuation movements	811	1,221	2,669
Related change in amortisation of deferred income and acquisition costs	(331)	(496)	(1,069)
Related tax	(168)	(247)	(557)

Total other comprehensive income	354	563	812

Total comprehensive income for the year	786	901	1,400
Dividends, interest payments to central companies and other movements	(330)	(97)	(87)

Net increase in shareholders' equity	456	804	1,313
Shareholders' equity at beginning of year	3,815	3,011	1,698

Shareholders' equity at end of year	4,271	3,815	3,011

        Included within the movements in shareholders' equity is a net increase in value of Jackson's debt securities classified as 'available-for-sale' under IAS 39 of £811 million (2010: £1,221 million; 2009: £2,669 million).

        With the exception of debt securities for US insurance operations classified as 'available-for-sale' under IAS 39, unrealised value movements on the Group's investments are booked within the income statement. However, for debt securities classified as 'available-for-sale', unless impaired, fair value

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

movements are recognised in other comprehensive income. Realised gains and losses, including impairments, are recorded in the income statement. This classification is applied for most of the debt securities of the Group's US operations. In 2011, Jackson recorded £62 million (2010: £124 million; 2009: £630 million) of impairment losses arising from:

	2011	2010	2009

	£m	£m	£m
Residential mortgage-backed securities	21	71	509
Public fixed income	—	1	91
Other	41	52	30

	62	124	630

        Further details on the impairment losses recognised in the year are shown in note B1. Jackson's portfolio of debt securities is managed proactively with credit analysts closely monitoring and reporting on the credit quality of its holdings. Jackson continues to review its investments on a case-by-case basis to determine whether any decline in fair value represents an impairment. In addition, investments in structured securities are subject to a rigorous review of their future estimated cash flows, including expected and stress case scenarios, to identify potential shortfalls in contractual payments (both interest and principal). Impairment charges are recorded on structured securities when the Company forecasts a contractual payment shortfall. Situations where such a shortfall would not lead to a recognition of a loss are rare. However, some structured securities do not have a single determined set of future cash flows and instead, there can be a reasonable range of estimates that could potentially emerge. With this variability, there could be instances where the projected cash flow shortfall under management's base case set of assumptions is so minor that relatively small and justifiable changes to the base case assumptions would eliminate the need for an impairment loss to be recognised. The impairment loss reflects the difference between the fair value and book value.

        In 2011 there was a movement in the statement of financial position value for debt securities classified as available-for-sale from a net unrealised gain of £1,210 million to a net unrealised gain of £2,057 million. The gross unrealised gain in the statement of financial position increased from £1,580 million at 31 December 2010 to £2,303 million at 31 December 2011 (31 December 2009: £966 million), while the gross unrealised loss decreased from £370 million at 31 December 2010 to £246 million at 31 December 2011 (31 December 2009: £970 million).

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

Available-for-sale securities

		Reflected as part of movement in consolidated statement of comprehensive income
	2011	Changes in Unrealised appreciation**	Foreign exchange translation	2010

	£m	£m	£m	£m
Assets fair valued at below book value
Book value*	2,455			4,372
Unrealised (loss)/gain	(246)	122	2	(370)

Fair value (as included in statement of financial position)	2,209			4,002

Assets fair valued at or above book value
Book value*	22,504			20,743
Unrealised gain	2,303	689	34	1,580

Fair value (as included in statement of financial position)	24,807			22,323

Total
Book value*	24,959			25,115
Net unrealised gain	2,057	811	36	1,210

Fair value (as included in statement of financial position)***	27,016			26,325

*
Book value represents cost/amortised cost of the debt securities.

**
Translated at the average rate of $1.6037: £1.

***
Debt securities for US operations included in the statement of financial position at 31 December 2011 comprise:

	2011	2010

	£m	£m
Available-for-sale	27,016	26,325
Consolidated investment funds classified as fair value through profit and loss	6	41

	27,022	26,366

        Included within the movement in gross unrealised losses for the debt securities of Jackson of £122 million (2010: £634 million) as shown above was a net decrease in value of £12 million (2010: £84 million increase) relating to the sub-prime and Alt-A securities as referred to in section B5.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

(ii)   Statement of financial position

	2011
	Variable annuity separate account assets and liabilities note (i)
		Fixed annuity, GIC and other business note (i)
				2010
			Total	Total

	£m	£m	£m	£m
Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs and other intangibles	—	3,900	3,900	3,559

Total	—	3,900	3,900	3,559

Deferred tax assets	—	1,392	1,392	1,391
Other non-investment and non-cash assets	—	1,542	1,542	1,225
Investments of long-term business and other operations:
Investment properties	—	35	35	26
Financial investments:
Loansnote (ii)	—	4,110	4,110	4,201
Equity securities and portfolio holdings in unit trustsnote (v)	37,833	203	38,036	31,501
Debt securities	—	27,022	27,022	26,366
Other investmentsnote (iii)	—	2,376	2,376	1,199
Deposits	—	167	167	212

Total investments	37,833	33,913	71,746	63,505

Properties held for sale	—	3	3	3

Cash and cash equivalents	—	271	271	232

Total assets	37,833	41,021	78,854	69,915

Equity and liabilities
Equity
Shareholders' equity	—	4,271	4,271	3,815

Total equity	—	4,271	4,271	3,815

Liabilities
Policyholder:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)note iv	37,833	31,356	69,189	60,523

Total	37,833	31,356	69,189	60,523

Core structural borrowings of shareholder-financed operations	—	160	160	159
Operational borrowings attributable to shareholder-financed operations	—	127	127	90
Deferred tax liabilities	—	2,093	2,093	1,776
Other non-insurance liabilities	—	3,014	3,014	3,552

Total liabilities	37,833	36,750	74,583	66,100

Total equity and liabilities	37,833	41,021	78,854	69,915

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

Notes

(i)
Assets and liabilities attaching to variable annuity business that are not held in the separate account are shown within other business.

(ii)
Loans

The loans of the Group's US insurance operations comprise:

	2011	2010

	£m	£m
Mortgage loans†	3,559	3,641
Policy loans††	551	548
Other loans	—	12

Total US insurance operations loans	4,110	4,201

†
All of the mortgage loans are commercial mortgage loans which are collateralised by properties. The property types are mainly industrial, multi-family residential, suburban office, retail and hotel. The breakdown by property type is as follows:

	2011	2010

	%	%
Industrial	28	31
Multi-family residential	23	18
Office	19	19
Retail	19	21
Hotels	11	10
Other	—	1

	100	100

  The US insurance operations' commercial mortgage loan portfolio does not include any single-family residential mortgage loans and is therefore not exposed to the risk of defaults associated with residential sub-prime mortgage loans. The average loan size is £6.6 million (2010: £6.6 million). The portfolio has a current estimated average loan to value of 68 per cent (2010: 73 per cent) which provides significant cushion to withstand substantial declines in value.

  At 31 December 2011, Jackson had mortgage loans with a carrying value of £87 million where the contractual terms of the agreements had been restructured. In addition to the regular impairment review afforded all loans in the portfolio, restructured loans are also reviewed for impairment. An impairment will be recorded if the expected cash flows under the newly restructured terms discounted at the original yield (the pre-structured interest rate) are below the carrying value of the loan.

††
The policy loans are fully secured by individual life insurance policies or annuity policies. These loans are accounted for at amortised cost, less any impairment.

(iii)   Other investments comprise:

	2011	2010

	£m	£m
Derivative assets*note G3	1,677	645
Partnerships in investment pools and other**	699	554

	2,376	1,199

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

*
In the US, Prudential uses derivatives to reduce interest rate risk, to facilitate efficient portfolio management to match liabilities under annuity policies, and for certain equity-based product management activities. After taking account of the derivative liability of £887 million (2010: £799 million), which is also included in the statement of financial position, the derivative position for US operations is a net asset of £790 million (2010: net liability of £154 million).

**
Partnerships in investment pools and other comprise primarily investments in limited partnerships. These include interests in the PPM America Private Equity Fund and diversified investments in 167 (2010: 161) other partnerships by independent money managers that generally invest in various equities and fixed income loans and securities.

(iv)  Summary policyholder liabilities (net of reinsurance) and reserves at 31 December 2011

        The policyholder liabilities, net of reinsurers' share of £907 million (2010: £694 million), reflect balances in respect of the following:

	2011	2010

	£m	£m
Policy reserves and liabilities on non-linked business:
Reserves for future policyholder benefits and claims payable	518	1,567
Deposits on investment contracts (as defined under IFRS 'grandfathered' US GAAP)	28,314	25,494
Guaranteed investment contracts	1,617	1,565
Unit-linked (variable annuity) business	37,833	31,203

	68,282	59,829

        In addition to the policyholder liabilities above, Jackson has entered into a programme of funding arrangements under contracts which, in substance, are almost identical to GICs. The liabilities under these funding arrangements totalled £1,070 million (2010: £1,411 million) and are included in 'other non-insurance liabilities' in the statement of financial position above.

(v)
Equity securities and portfolio holdings in unit trusts includes investments in mutual funds, the majority of which are equity based.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

(b)   Reconciliation of movement in investments

        A reconciliation of the total investments of US insurance operations from the beginning of the year to the end of the year is as follows:

	Variable annuity separate account assets and liabilities	GIC and other business	US Insurance operations Total

	£m	£m	£m
At 1 January 2010
Total investments (including derivative assets)	20,639	28,937	49,576
Less: Derivative liabilities	—	(461)	(461)

Directly held investments, net of derivative liabilities	20,639	28,476	49,115

Net cash inflow from operating activities	6,441	865	7,306
Realised gains in the year	—	21	21
Unrealised gains and losses and exchange movements in the year	4,123	2,141	6,264

Movement in the year of directly held investments, net of derivative liabilities	10,564	3,027	13,591

At 31 December 2010/1 January 2011
Total investments (including derivative assets)	31,203	32,302	63,505
Less: Derivative liabilitiesnote G3	—	(799)	(799)

Directly held investments, net of derivative liabilities	31,203	31,503	62,706

Net cash inflow (outflow) from operating activities	7,294	(625)	6,669
Realised gains in the year	—	102	102
Unrealised gains and losses and exchange movements in the year	(664)	2,046	1,382

Movement in the year of directly held investments, net of derivative liabilities	6,630	1,523	8,153

At 31 December 2011
Total investments (including derivative assets)	37,833	33,913	71,746
Less: Derivative liabilitiesnote G3	—	(887)	(887)

Directly held investments, net of derivative liabilities	37,833	33,026	70,859

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

(c)   Reconciliation of movement in policyholder liabilities

        A reconciliation of the total policyholder liabilities of US insurance operations from the beginning of the year to the end of the year is as follows:

  US insurance operations

	Variable annuity separate account liabilities	Fixed annuity, GIC and other business	Total

	£m	£m	£m
At 1 January 2010	20,639	27,672	48,311
Premiums	7,420	4,315	11,735
Surrenders	(1,403)	(2,195)	(3,598)
Maturities/Deaths	(259)	(510)	(769)

Net flows	5,758	1,610	7,368
Transfers from general to separate account	1,411	(1,411)	—
Investment-related items and other movements	2,875	589	3,464
Foreign exchange translation differencesnote (a)	520	860	1,380

At 31 December 2010/1 January 2011	31,203	29,320	60,523

Premiums	9,176	3,738	12,914
Surrenders	(1,898)	(2,372)	(4,270)
Maturities/Deaths	(300)	(520)	(820)

Net flowsnote (b)	6,978	846	7,824
Transfers from general to separate account	957	(957)	—
Investment-related items and other movementsnote (c)	(1,735)	1,871	136
Foreign exchange translation differences	430	276	706

At 31 December 2011	37,833	31,356	69,189
Average policyholder liability balances 2011	34,518	30,338	64,856
2010	25,921	28,496	54,417

Notes

(a)
Movements in the year have been translated at an average rate of 1.60 (2010: 1.55). The closing balance has been translated at closing rate of 1.55 (2010: 1.57). Differences upon retranslation are included in foreign exchange translation differences of £706 million (2010: £1,380 million).

(b)
Net flows for the year were £7,824 million compared with £7,368 million in 2010, driven largely by increased new business volumes for the variable annuity business.

(c)
Negative investment-related items and other movements in variable annuity separate account liabilities of £1,735 million in 2011 principally reflects the negative separate account return in the year including reductions to liabilities for fees levied, versus a significant increase in the equity market in 2010. This is offset by an increase in fixed annuity, GIC and other business investment and other movements primarily related to increase in the value of the value of embedded derivatives and interest credited to policyholder accounts in the year.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

(d)   Information on credit risks of debt securities

Summary	2011	2010

	£m	£m
Corporate and government security and commercial loans:
Government	2,163	2,440
Publicly traded and SEC Rule 144A securities	16,281	14,747
Non-SEC Rule 144A securities	3,198	3,044

Total	21,642	20,231
Residential mortgage-backed securities (RMBS)	2,591	2,784
Commercial mortgage-backed securities (CMBS)	2,169	2,375
Other debt securities	620	976

Total US debt securities	27,022	26,366

(i)    Credit quality

        For statutory reporting in the US, debt securities are classified into six quality categories specified by the Securities Valuation Office of the National Association of Insurance Commissioners (NAIC). The categories range from Class 1 (the highest) to Class 6 (the lowest). Performing securities are designated as Classes 1 to 5. Securities in or near default are designated Class 6. Securities designated as Class 3, 4, 5 and 6 are non-investment grade securities. Generally, securities rated AAA to A by nationally recognised statistical ratings organisations are reflected in Class 1, BBB in Class 2, BB in Class 3 and B and below in Classes 4 to 6. If a designation is not currently available from the NAIC, Jackson's investment adviser, PPM America, provides the designation for the purposes of disclosure below.

        The following table shows the quality of the publicly traded and SEC Rule 144A debt securities by NAIC classifications:

	2011		2010
	Carrying value		Carrying value

	£m	% of total	£m	% of total
NAIC designation:
1	6,338	39	5,338	36
2	9,002	55	8,550	58
3	723	5	644	5
4	204	1	201	1
5	10	—	11	—
6	4	—	3	—

	16,281	100	14,747	100

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

        The following table shows the quality of the non-SEC Rule 144A private placement portfolio by NAIC classifications:

	2011		2010
	Carrying value		Carrying value

	£m	% of total	£m	% of total
NAIC designation:
1	1,262	39	1,125	37
2	1,835	58	1,772	58
3	81	3	114	4
4	8	—	18	1
5	12	—	13	—
6	—	—	2	—

	3,198	100	3,044	100

        Other debt securities of £620 million (2010: £976 million) are made up as shown in the following table:

	2011	2010

	£m	£m
Asset-backed securities held by Jackson -NAIC designation 1	474	527
Asset-backed securities held by Jackson -NAIC designation 2	90	135
Securities held by Piedmont trust entity	—	211
Investments managed by PPM America	6	42
Other	50	61

Total	620	976

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

        In addition to the ratings disclosed above, the following table summarises by rating the debt securities, as at 31 December 2011 and 2010 using Standard and Poor's (S&P), Moody's, Fitch and implicit ratings of mortgage-backed securities (MBS) based on NAIC valuations.

	2011	2010

	£m	£m
S&P—AAA	133	4,187
S&P—AA+ to AA-	4,476	801
S&P—A+ to A-	6,382	5,156
S&P—BBB+ to BBB-	8,446	8,202
S&P—Other	999	866

	20,436	19,212

Moody's—Aaa	62	34
Moody's—Aa1 to Aa3	15	32
Moody's—A1 to A3	29	36
Moody's—Baa1 to Baa3	67	73
Moody's—Other	17	135

	190	310

Implicit ratings of MBS based on NAIC valuations (see below)
NAIC 1	2,577	3,083
NAIC 2	147	181
NAIC 3-6	368	232

	3,092	3,496

Fitch	184	176
Other*	3,120	3,172

Total US debt securities	27,022	26,366

        In the table above, with the exception of some mortgage-backed securities, S&P ratings have been used where available. For securities where S&P ratings are not immediately available, those produced by Moody's and then Fitch have been used as an alternative.

        For some mortgage-backed securities within Jackson, the table above includes these securities using the regulatory ratings detail issued by the NAIC. These regulatory ratings levels were established by external third parties (PIMCO for residential mortgage-backed securities and BlackRock Solutions for commercial mortgage-backed securities).

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

*
The amounts within Other which are not rated by S&P, Moody or Fitch, nor are MBS securities using the revised regulatory ratings, have the following NAIC classifications:

	2011	2010

	£m	£m
NAIC 1	1,258	1,193
NAIC 2	1,792	1,849
NAIC 3-6	70	130

	3,120	3,172

(ii)   Determining the fair value of debt securities when the markets are not active

        Under IAS 39, unless categorised as 'held to maturity' or 'loans and receivables' debt securities are required to be fair valued. Where available, quoted market prices are used. However, where securities do not have an externally quoted price based on regular trades or where markets for the securities are no longer active as a result of market conditions, IAS 39 requires that valuation techniques be applied. IFRS 7 requires classification of the fair values applied by the Group into a three level hierarchy. Note G1 sets out further details of the Group's approach to determining fair value and classifies these fair values into a three level hierarchy as required by IFRS 7. At 31 December 2011, 0.1 per cent of Jackson's debt securities were classified as level 3 (31 December 2010: 0.3 per cent) comprising of fair values where there are significant inputs which are not based on observable market data.

(iii)  Asset-backed securities funds exposures

        Included within the debt securities of Jackson at 31 December 2011 are exposures to asset-backed securities as follows:

	2011	2010

	£m	£m
RMBS Sub-prime (2011: 20% AAA, 4% AA)	207	224
Alt-A (2011: 12% AAA, 4% AA)	310	415
Prime including agency (2011: 3% AAA, 76% AA)	2,074	2,145
CMBS (2011: 35% AAA, 12% AA)	2,169	2,375
CDO funds (2011: 16% AAA, 0% AA)*, including £nil million exposure to sub-prime	44	162
Other ABS (2011: 23% AAA, 17% AA), including £6.6 million exposure to sub-prime	576	814

Total	5,380	6,135

*
Including Group's economic interest in Piedmont and other consolidated CDO funds.

        Jackson defines its exposure to sub-prime mortgages as investments in residential mortgage-backed securities in which the underlying borrowers have a US Fair Isaac Credit Organisation (FICO) credit score of 680 or lower.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

(iv)  Debt securities classified as available-for-sale in an unrealised loss position

        The following tables show some key attributes of those securities that are in an unrealised loss position at 31 December 2011.

(a)   Fair value of available-for-sale securities as a percentage of book value

        The following table shows the fair value of the debt securities in a gross unrealised loss position for various percentages of book value at 31 December:

	2011		2010
	Fair value	Unrealised loss	Fair value	Unrealised loss

	£m	£m	£m	£m
Between 90% and 100%	1,829	(60)	3,390	(102)
Between 80% and 90%	172	(28)	273	(44)
Below 80%	208	(158)	339	(224)

Total	2,209	(246)	4,002	(370)

        Included within the table above are amounts relating to sub-prime and Alt-A securities of:

	2011		2010
	Fair value	Unrealised loss	Fair value	Unrealised loss

	£m	£m
Between 90% and 100%	142	(7)	98	(6)
Between 80% and 90%	58	(11)	55	(9)
Below 80%note (d)	69	(35)	56	(25)

Total	269	(53)	209	(40)

(b)   Unrealised losses by maturity of available-for-sale securities

	2011	2010

	£m	£m
Less than 1 year	—	—
1 year to 5 years	(7)	(6)
5 years to 10 years	(28)	(47)
More than 10 years	(28)	(49)
Mortgage-backed and other debt securities	(183)	(268)

Total*	(246)	(370)

*
These relate to assets with a fair market value and book value of £2,209 million (2010: £4,002 million) and £2,455 million (2010: £4,372 million) respectively.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

(c)   Age analysis of unrealised losses for the years indicated for available-for-sale securities

        The following table shows the age analysis of all the unrealised losses in the portfolio by reference to the length of time the securities have been in an unrealised loss position:

	2011			2010
	Non investment grade	Investment grade	Total	Non investment grade	Investment grade	Total

	£m	£m	£m	£m	£m	£m
Less than 6 months	(11)	(31)	(42)	(3)	(67)	(70)
6 months to 1 year	(7)	(8)	(15)	(2)	—	(2)
1 year to 2 years	(5)	(1)	(6)	(13)	(20)	(33)
2 years to 3 years	(7)	(10)	(17)	(27)	(55)	(82)
More than 3 years	(61)	(105)	(166)	(58)	(125)	(183)

Total	(91)	(155)	(246)	(103)	(267)	(370)

        At 31 December 2011, the gross unrealised losses in the statement of financial position for the sub-prime and Alt-A securities in an unrealised loss position were £53 million (2010: £40 million). Of these losses £10 million (2010: £1 million) relate to securities that have been in an unrealised loss position for less than one year and £43 million (2010: £39 million) to securities that have been in an unrealised loss position for more than one year.

(d)   Securities whose fair value were below 80 per cent of the book value

        As shown in the table (a) above, £158 million of the £246 million of gross unrealised losses at 31 December 2011 (2010: £224 million of the £370 million of gross unrealised losses) related to securities whose fair value was below 80 per cent of the book value. The analysis of the £158 million

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

(2010: £224 million), by category of debt securities and by age analysis indicating the length of time for which their fair value was below 80 per cent of the book value, is as follows:

	2011		2010
	Fair value	Unrealised loss	Fair value	Unrealised loss

	£m	£m	£m	£m
Category analysis
Residential mortgage-backed securities
Prime (including agency)	38	(16)	88	(39)
Alt—A	12	(3)	15	(4)
Sub-prime	58	(32)	41	(20)

	108	(51)	144	(63)
Commercial mortgage-backed securities	6	(29)	8	(29)
Other asset-backed securities	65	(58)	123	(105)

Total structured securities	179	(138)	275	(197)
Corporates	29	(20)	64	(27)

Total	208	(158)	339	(224)

        Age analysis of fair value being below 80 per cent for the period indicated:

	2011		2010
	Fair value	Unrealised loss	Fair value	Unrealised loss

	£m	£m	£m	£m
Age analysis:
Less than 3 months	15	(5)	—	(1)
3 months to 6 months	45	(15)	—	—
More than 6 months	148	(138)	339	(223)

	208	(158)	339	(224)

(e)   Products and guarantees

        Jackson provides long-term savings and retirement products to retail and institutional customers throughout the US. Jackson offers fixed annuities (interest-sensitive, fixed indexed and immediate annuities), variable annuities (VA), life insurance and institutional products.

(i)    Fixed annuities

Interest-sensitive annuities

        At 31 December 2011, interest-sensitive fixed annuities accounted for 16 per cent (2010: 19 per cent) of policy and contract liabilities of Jackson. Interest-sensitive fixed annuities are primarily deferred annuity products that are used for asset accumulation in retirement planning and for providing income in retirement. They permit tax-deferred accumulation of funds and flexible payout options.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

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

        The policy provides that at Jackson's discretion it may reset the interest rate, subject to a guaranteed minimum. At 31 December 2011, Jackson had fixed interest rate annuities totalling £16.9 billion (US$26.2 billion) in account value with minimum guaranteed rates ranging from 1.0 per cent to 5.5 per cent and a 2.83 per cent average guaranteed rate.

        Approximately 48 per cent (2010: 45 per cent) of the interest-sensitive fixed annuities Jackson wrote in 2011 provide for a market value adjustment that could be positive or negative, on surrenders in the surrender period of the policy. This formula-based adjustment approximates the change in value that assets supporting the product would realise as interest rates move up or down. The minimum guaranteed rate is not affected by this adjustment.

Fixed indexed annuities

        Fixed indexed annuities (FIA) accounted for 9 per cent (2010: 9 per cent) of Jackson's policy and contract liabilities at 31 December 2011. Fixed indexed annuities vary in structure, but generally are deferred annuities that enable policyholders to obtain a portion of an equity-linked return (based on participation rates and caps) but provide a guaranteed minimum return. These guaranteed minimum rates are generally set at 1.0 to 3.0 per cent.

        Jackson hedges the equity return risk on fixed indexed products using futures and options linked to the relevant index as well as through offsetting equity exposure in the VA product. The cost of these hedges is taken into account in setting the index participation rates or caps. Jackson bears the investment and surrender risk on these products.

Immediate annuities

        At 31 December 2011, immediate annuities accounted for one per cent (2010: two per cent) of Jackson's policy and contract liabilities. Immediate annuities guarantee a series of payments beginning within a year of purchase and continuing over either a fixed period of years and/or the life of the policyholder. If the term is for the life of the policyholder, then Jackson's primary risk is mortality risk. The implicit interest rate on these products is based on the market conditions that exist at the time the policy is issued and is guaranteed for the term of the annuity.

(ii)   Variable annuities

        At 31 December 2011, VAs accounted for 63 per cent (2010: 58 per cent) of Jackson's policy and contract liabilities. VAs are deferred annuities that have the same tax advantages and payout options as interest-sensitive and fixed indexed annuities.

        The primary differences between VAs and interest-sensitive or fixed indexed annuities are investment risk and return. If a policyholder chooses a VA, the rate of return depends upon the

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

performance of the selected fund portfolio. Policyholders may allocate their investment to either the fixed or a selection of variable accounts. Investment risk on the variable account is borne by the policyholder, while investment risk on the fixed account is borne by Jackson through guaranteed minimum fixed rates of return. At 31 December 2011, approximately 10 per cent (2010: approximately 12 per cent) of VA funds were in fixed accounts.

        Jackson issues VA contracts where it contractually guarantees to the contractholder either a) return of no less than total deposits made to the contract adjusted for any partial withdrawals, b) total deposits made to the contract adjusted for any partial withdrawals plus a minimum return, or c) the highest contract value on a specified anniversary date adjusted for any withdrawals following the contract anniversary. These guarantees include benefits that are payable in the event of death (guaranteed minimum death benefit (GMDB)), annuitisation (guaranteed minimum income benefit (GMIB)), or at specified dates during the accumulation period (guaranteed minimum withdrawal benefit (GMWB)) and guaranteed minimum accumulation benefit (GMAB). Jackson hedges these risks using equity options and futures contracts as described in note D3(f). The GMAB was eliminated from Jackson's product offerings in 2011. The GMIB is no longer offered, with existing coverage being reinsured.

(iii)   Life insurance

        Jackson's life insurance products accounted for seven per cent (2010: seven per cent) of Jackson's policy and contract liabilities at 31 December 2011. The products offered include term life, universal life and variable universal life. Term life provides protection for a defined period and a benefit that is payable to a designated beneficiary upon death of the insured. Universal life provides permanent individual life insurance for the life of the insured and includes a savings element. Variable universal life is a type of life insurance policy that combines death benefit protection with the ability for the policyholder account to be invested in separate account funds.

        At 31 December 2011, Jackson had interest-sensitive life business (universal life type) in force with total account value of £2.9 billion (US$4.5 billion), with minimum guaranteed interest rates ranging from 3.0 per cent to 6.0 per cent with a 4.93 per cent average guaranteed rate.

(iv)  Institutional products

        Jackson's institutional products consist of GICs, funding agreements (including agreements issued in conjunction with Jackson's participation in the US Federal Home Loan Bank programme) and medium-term note funding agreements. At 31 December 2011, institutional products accounted for 4 per cent of policy and contract liabilities (2010: 5 per cent). Under a traditional GIC, the policyholder makes a lump sum deposit. The interest rate paid is fixed and established when the contract is issued. If deposited funds are withdrawn earlier than the specified term of the contract, an adjustment is made that approximates a market value adjustment.

        Under a funding agreement, the policyholder either makes a lump sum deposit or makes specified periodic deposits. Jackson agrees to pay a rate of interest, which may be fixed but which is usually a floating short-term interest rate linked to an external index. The average term of the funding arrangements is one to two years. In 2011 and 2010, there were no funding agreements terminable by the policyholder with less than 90 days' notice.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

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

(f)   Exposure to market risk and risk management

        Jackson's main exposures are to market risk through its exposure to interest rate risk and equity risk. Approximately 92 per cent (2010: 91 per cent) of its general account investments support interest-sensitive and fixed indexed annuities, life business and surplus and eight per cent (2010: 9 per cent) support institutional business. All of these types of business contain considerable interest rate guarantee features and, consequently, require that the assets that support them are primarily fixed income or fixed maturity.

        Jackson is exposed primarily to the following risks in the US arising from fluctuations in interest rates:

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

        Jackson is also exposed to the following risks in the US arising from equity market movements:

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

        Value movements on the derivatives are reported within the income statement. In preparing Jackson's segment profit as shown in note B1, value movements on Jackson's derivative contracts, are

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

included within short-term fluctuations in investment returns and excluded from operating results based on longer-term investment returns.

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

  •
  equity index futures contracts and equity index options (including various call, put options and put spreads) are used to hedge Jackson's obligations associated with its issuance of fixed indexed immediate and deferred annuities and certain VA guarantees. These annuities and guarantees contain embedded options which are fair valued for financial reporting purposes;

  •
  total return swaps in which Jackson receives equity returns or returns based on reference pools of assets in exchange for short-term floating rate payments based on notional amounts, are held for both hedging and investment purposes;

  •
  cross-currency swaps, which embody spot and forward currency swaps and additionally, in some cases, interest rate swaps and equity index swaps, are entered into for the purpose of hedging Jackson's foreign currency denominated funding agreements supporting trust instrument obligations; and

  •
  credit default swaps, represent agreements under which Jackson has purchased default protection on certain underlying corporate bonds held in its portfolio. These contracts allow Jackson to sell the protected bonds at par value to the counterparty if a default event occurs in exchange for periodic payments made by Jackson for the life of the agreement. Jackson does not write default protection using credit derivatives.

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

31 December 2011

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

        Capitalised acquisition costs and deferred income for these contracts are amortised over the life of the book of contracts. The present value of the estimated gross profits is generally computed using the rate of interest that accrues to policyholder balances (sometimes referred to as the contract rate). Estimated gross profits include estimates of the following elements, each of which will be determined based on the best estimate of amounts of the following individual elements over the life of the book of contracts without provision for adverse deviation for:

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

        In accordance with US GAAP, the grandfathered basis for IFRS, which specifies how certain guarantee features should be accounted for, the GMDB and the 'for life' portion of GMWB liabilities are not fair valued but are instead determined each period end by estimating the expected value of benefits in excess of the projected account balance and recognising the excess ratably over the life of the contract based on total expected assessments. At 31 December 2011, these liabilities were valued using a series of deterministic investment performance scenarios, a mean investment return of 8.4 per cent (2010: 8.4 per cent) and assumptions for lapse, mortality and expense that are the same as those used in amortising the capitalised acquisition costs.

        The direct GMIB liability is determined by estimating the expected value of the annuitisation benefits in excess of the projected account balance at the date of annuitisation and recognising the excess ratably over the accumulation period based on total expected assessments.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

        GMIB benefits are essentially fully reinsured, subject to annual claim limits. As this reinsurance benefit is net settled, it is considered to be a derivative under IAS 39 and is, therefore, recognised at fair value with the change in fair value included as a component of short-term derivative fluctuations.

        The assumptions used for calculating the direct GMIB liability at 31 December 2011 and 2010 are consistent with those used for calculating the GMDB and 'for life' GMWB liabilities. The change in these reserves, along with claim payments and associated fees included in reserves are included along with the hedge results in short-term fluctuations, resulting in removal of the market impact from the operating profit based on longer-term investment returns.

        Jackson regularly evaluates estimates used and adjusts the additional GMDB, GMIB and GMWB 'for life' liability balances, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

        GMWB 'not for life' features, are considered to be embedded derivatives under IAS 39. Therefore, provisions for these benefits are recognised at fair value, with the change in fair value included in short-term fluctuations.

        For GMWB and GMIB reinsurance embedded derivatives that are fair valued under IAS 39, Jackson bases its volatility assumptions solely on implied market volatility with no reference to historical volatility levels and explicitly incorporates Jackson's own credit risk in determining discount rates.

        Volatility assumptions are based on a weighting of available market data on implied volatility for durations up to ten years, at which point the projected volatility is held constant. Non-performance risk is incorporated into the calculation through the use of discount interest rates sourced from a AA corporate credit curve. Other risk margins, particularly for market illiquidity and policyholder behaviour are also incorporated into the model through the use of explicitly conservative assumptions. On a periodic basis, Jackson rationalises the resulting fair values based on comparisons to other models and market movements.

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

31 December 2011

D:    Life assurance business (Continued)

are included in the carrying value of the trust instruments supported by funding agreements recorded in other non-insurance liabilities.

Deferred acquisition costs

        Under IFRS 4, the Group applies grandfathered US GAAP for measuring the insurance assets and liabilities of Jackson. In the case of Jackson term business, acquisition costs are deferred and amortised in line with expected premiums. For annuity and interest-sensitive life business, acquisition costs are deferred and amortised in line with a combination of historical and future expected gross profits on the relevant contracts. For fixed and indexed annuity and interest-sensitive life business, the key assumption is the long-term spread between the earned rate on investments and the rate credited to policyholders, which is based on an annual spread analysis. Expected gross profits also depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of actual experience of Jackson, industry experience and future expectations. A detailed analysis of actual mortality, lapse and expense experience is performed using internally developed experience studies.

        As with fixed and indexed annuity and interest-sensitive life business, acquisition costs for Jackson's variable annuity products are amortised in line with the emergence of profits. The measurement of the amortisation in part reflects current period fees (including those for guaranteed minimum death, income, or withdrawal benefits) earned on assets covering liabilities to policyholders, and the historical and expected level of future gross profits which depends on the assumed level of future fees, as well as components related to mortality, lapse and expense.

Mean reversion technique

        Under US GAAP (as 'grandfathered' under IFRS 4) the projected gross profits, against which acquisition costs are amortised, reflect an assumed long-term level of investment return from the separate accounts which, for Jackson, is 8.4 per cent after deduction of net external fund management fees. This is applied to the period end level of separate account assets after application of a mean reversion technique that removes a portion of the effect of levels of short-term variability in current market returns.

        Under the mean reversion technique applied by Jackson, the projected level of return for each of the next five years is adjusted from period to period so that in combination with the actual rates of return for the preceding two years and the current year, the 8.4 per cent annual return is realised on average over the entire eight year period. Projected returns after the mean reversion period revert back to the 8.4 per cent assumption.

        However, to ensure that the methodology does not over anticipate a reversion to trend following adverse markets, the mean reversion technique has a cap and floor feature whereby the projected returns in each of the next five years can be no more than 15 per cent per annum and no less than 0 per cent per annum (both gross of asset management fees) in each year. The capping feature was relevant in late 2008, 2009 and 2010 due to the very sharp market falls in 2008. At 31 December 2011, the projected rate of return for the next five years is less than 8.4 per cent. If Jackson had not applied the mean reversion methodology and had instead applied a constant 8.4 per cent from asset values at

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

31 December 2011, the Jackson DAC balance would increase by approximately £38 million from £3,880 million to £3,918 million (31 December 2010 decrease of £80 million from £3,543 million to £3,463 million).

Sensitivity of amortisation charge

        In 2008, the application of the mean reversion technique benefited the results by £110 million. In 2009 and 2010, whilst the cap was in effect, the credit of £39 million for decelerated amortisation and the charge of £11 million for accelerated amortisation reflected the difference between market returns for the period and the assumed level of 15 per cent.

        For 2011, the separate account return (net of all fees) was approximately negative four per cent. The DAC amortisation charge included in operating profit includes £232 million of accelerated amortisation. This amount reflects the combined effect of:

  (i)
  the separate account performance in the year as it compares with the assumed level for the year; and

  (ii)
  the reduction in the previously assumed future rates of return for the upcoming 5 years from 15 per cent, to a level somewhat below the middle of the corridor (of 0 and 15 per cent), so that in combination with the historical returns, the 8-year average in the mean reversion calculation is the 8.4 per cent long-term assumption.

        The reduction in assumed future rates reflects in large part the elimination from the calculation in 2011, of the negative 2008 returns. Setting aside other complications and the growth in the book, the 2011 accelerated amortisation can be broadly equated as 'paying back' the benefit experienced in 2008.

        Separately, as explained in note A5 it is the Company's intention to adopt the US Financial Accounting Standards Board requirements in EITF Update No 2010 -26 on 'Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts' from 1 January 2012 into Prudential's Group IFRS reporting for the results of Jackson and those Asian operations that use US GAAP for measuring insurance assets and liabilities. Under the Update, insurers are required to capitalise only those incremental costs directly related to acquiring a contract from 1 January 2012. This change has two principal effects on the 2011 and 2010. results which are to be retrospectively adjusted in the 2012 Group financial statements.

(i)
Charging of acquisition costs for business written in the year that can no longer be deferred.

        For 2011 and 2010, £156 million and £158 million of acquisition costs will be charged to the operating results of Jackson for these years. These charges are for the non-incremental acquisition costs for new business written in these years, representing 12 per cent of APE (a measure of new business activity that is calculated as the sum of annualised regular premiums from new business plus 10 per cent of single premiums, on new business written during the period) of £1,251 million and 14 per cent of £1,164 million respectively.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

(ii)
Reduced amortisation charge for retrospectively adjusted deferred acquisition costs.

  On application of the Update, Jackson's

  (i)
  deferred acquisition costs balance for business in force at 31 December 2011 will be retrospectively reduced by 20 per cent, from £3,880 million to £3,095 million.

  (ii)
  amortisation charge to the 2011 operating profit based on longer-term investment returns is retrospectively adjusted by 18 per cent from £619 million (comprising £387 million core charge and £232 million accelerated amortisation) to £506 million (comprising £316 million core charge and £190 million accelerated amortisation. The core charge alters from representing 29 per cent to:

  –
  24 per cent of operating profit, based on longer-term investment returns before DAC amortisation and the charge for acquisition costs for business written in the year that can no longer be deferred, and

  –
  27 per cent of operating profit, based on longer-term investment returns before DAC amortisation but after the charge for acquisition costs for business written in the year that can no longer be deferred.

  (iii)
  amortisation charge to the 2010 operating profit based on longer-term investment returns is retrospectively adjusted by 16 per cent from £334 million (comprising £323 million core charge and £11 million accelerated amortisation) to £280 million (comprising £271 million core charge and £9 million accelerated amortisation). The core charge alters from representing 28 per cent to:

  –
  23 per cent of operating profit based on longer-term investment returns before DAC amortisation and the charge for acquisition costs for business written in the year that can no longer be deferred, and

  –
  27 per cent of operating profit, based on longer-term investment returns before DAC amortisation but after the charge for acquisition costs for business written in the year that can no longer be deferred.

        For 2012, the impact of application of the Update on the new business strain for non-incremental acquisition costs and amortisation charge to operating profits based on longer-term investment returns and the DAC balance in the statement of financial position is expected to follow a broadly similar pattern to those described above.

        On the assumption that market returns for 2012 are within the range of negative 15 per cent to positive 15 per cent, the estimated DAC acceleration effect on the amortisation charge, under the new DAC basis described above, for the full year is estimated to be a range from acceleration of £100 million to deceleration of £100 million.

Statement of changes in equity—'shadow DAC adjustments'

        Consequent upon the positive unrealised valuation movement in 2011 of £811 million (2010: positive £1,221 million) there is a debit of £331 million (2010: £496 million debit) for altered 'shadow'

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

DAC amortisation booked within other comprehensive income. These adjustments reflect movement from period to period, in the changes to the pattern of reported gross profits that would have happened if the assets reflected in the statement of financial position had been sold, crystallising the unrealised gains or losses, and the proceeds reinvested at the yields currently available in the market. At 31 December 2011, the cumulative 'shadow DAC balance' was negative £866 million (2010: negative £520 million).

(h)   Reinsurance

        The principal reinsurance ceded by Jackson outside the Group is on term life insurance, direct and assumed accident and health business and GMIB variable annuity guarantees. In 2011, the premiums for such ceded business amounted to £72 million (2010: £83 million; 2009: £82 million). Net commissions received on ceded business and claims incurred ceded to external reinsurers totalled £9 million and £84 million respectively during 2011 (2010: £12 million and £72 million respectively; 2009: £12 million and £66 million respectively). There were no deferred gains or losses on reinsurance contracts in either 2011 or 2010. The reinsurance asset for business ceded outside the Group was £907 million (2010: £695 million).

(i)    Effect of changes in assumptions used to measure insurance assets and liabilities

        In 2011 and 2010, there were no changes of assumptions that had a material impact on the results of US insurance operations.

2009

Measurement basis for embedded derivatives of variable annuity business and other policyholder liability

        Certain variable annuity products sold by Jackson include Guaranteed Minimum Withdrawal Benefits (GMWB) with lifetime benefits which, in accordance with the Group's accounting policies, are measured within the IFRS balance sheet at fair value. This requires a number of assumptions related to projected future cash flows, including those driven by policyholder behaviours such as lapses, fund selections and withdrawals utilisation.

        During 2009 the GMWB utilisation assumptions were revised to take account of the more recent experience of policyholder behaviour. Previously policyholder behaviour for the utilisation of GMWB was assumed to be largely driven by the extent to which benefits were 'in the money'. For 2009, the assumption has been altered to take account of recent experience which shows that the attained age of the policyholder is the key factor in determining utilisation levels. This has led to a release in policyholder liabilities of £96 million which is offset by a corresponding DAC amortisation charge of £68 million to give an overall impact on profit before tax of £28 million. This assumption change has been offset by sundry other assumption changes such that the overall impact on operating profit of policyholder liability assumption changes, after taking into account DAC amortisation offsets, is a charge of £4 million. 2010 has been prepared on a consistent basis to 2009.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

(j)    Sensitivity of IFRS basis profit and shareholders' equity to market and other risks

        The estimated sensitivity of Jackson's profit and shareholders' equity to equity and interest rate risks provided below is net of the related changes in amortisation of DAC. The effect on the related changes in amortisation of DAC provided is based on the current 'grandfathered' US GAAP DAC basis but does not include any effect from an acceleration or deceleration of amortisation of DAC. Note A5 provides explanation of the new US GAAP DAC basis intended to be adopted by the Company from 1 January 2012. Note D3(g) above provides an explanation of the dynamics that affect the amortisation charge and an indicative sensitivity for the 2012 results on the new US GAAP DAC basis.

(i)    Exposure to equity risk

Variable annuity contract related

        Jackson issues variable contracts through its separate accounts for which investment income and investment gains and losses accrue to, and investment risk is borne by, the contract holder (traditional variable annuities). It also issues variable annuity and life contracts through separate accounts where it contractually guarantees to the contract holder (variable contracts with guarantees) either a) return of no less than deposits made to the contract adjusted for any partial withdrawals, b) total deposits made to the contract adjusted for any partial withdrawals plus a minimum return, or c) the highest contract value on a specified anniversary date adjusted for any withdrawals following the contract anniversary. These guarantees include benefits that are payable in the event of death (GMDB), annuitisation (GMIB), at specified dates during the accumulation period (GMWB) or at the end of a specified period (GMAB).

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

        At 31 December 2011 and 2010, Jackson had variable annuity contracts with guarantees, for which the net amount at risk ('NAR') is generally the amount of guaranteed benefit in excess of current account value, as follows:

31 December 2011

	Minimum return		Account value	Net amount at risk		Weighted average attained age	Period until expected annuitisation

			£m	£m
Return of net deposits plus a minimum return
GMDB	0-6%		31,571	2,914		64.2 years
GMWB—Premium only	0%		2,325	195
GMWB*	0-5%		2,582	582	*
GMAB—Premium only	0%		54	2
Highest specified anniversary account value minus withdrawals post-anniversary
GMDB			4,002	678		63.7 years
GMWB—Highest anniversary only			1,855	423
GMWB*			735	217	*
Combination net deposits plus minimum return, highest specified anniversary account value minus withdrawals post-anniversary
GMDB	0-6%		2,098	479		66.1 years
GMIB	0-6%		1,661	575			4.2 years
GMWB*	0-8%	**	21,902	2,263	*

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

31 December 2010

	Minimum return		Account value	Net amount at risk		Weighted average attained age	Period until expected annuitisation

			£m	£m
Return of net deposits plus a minimum return
GMDB	0-6%		25,540	2,106		64.0 years
GMWB—Premium only	0%		2,742	149
GMWB*	0-5%	**	1,996	415	*
GMAB—Premium only	0%		48	1
Highest specified anniversary account value minus withdrawals post-anniversary
GMDB			3,742	466		63.3 years
GMWB—Highest anniversary only			2,010	343
GMWB*			852	196	*
Combination net deposits plus minimum return, highest specified anniversary account value minus withdrawals post-anniversary
GMDB	0-6%		1,768	311		65.7 years
GMIB	0-6%		1,933	418			5.1 years
GMWB*	0-8%	**	15,025	672	*

*
Amounts shown for GMWB comprise sums for the 'not for life' portion (where the guaranteed withdrawal base less the account value equals to the net amount at risk (NAR)), and a 'for life' portion (where the NAR has been estimated as the present value of future expected benefit payment remaining after the amount of the 'not for life' guaranteed benefits is zero).

**
Ranges shown based on simple interest. The upper limits of five per cent, or eight per cent simple interest are approximately equal to 4.1 per cent and six per cent respectively, on a compound interest basis over a typical 10-year bonus period. For example 1 + 10 × 0.5 is similar to 1.041 growing at a compound rate of 4.01 per cent for a further 9 years.

        Account balances of contracts with guarantees were invested in variable separate accounts as follows:

	2011	2010

	£m	£m
Mutual fund type:
Equity	28,902	23,841
Bond	4,251	3,417
Balanced	3,846	3,345
Money market	677	451

Total	37,676	31,054

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

        As noted in note D3 (f), Jackson is exposed to equity risk through the options embedded in the fixed indexed liabilities and GMDB and GMWB guarantees included in certain VA benefits as illustrated above. This risk is managed using an equity hedging programme to minimise the risk of a significant economic impact as a result of increases or decreases in equity market levels while taking advantage of naturally offsetting exposures in Jackson's operations. Jackson purchases external futures and options that hedge the risks inherent in these products, while also considering the impact of rising and falling separate account fees.

        As a result of this hedging programme, if the equity markets were to increase further in the future, the net effect of Jackson's free-standing derivatives would decrease in value. However, over time, this movement would be broadly offset by increased separate account fees and reserve decreases, net of the related changes to amortisation of deferred acquisition costs. Due to the nature of the free-standing and embedded derivatives, this hedge, while highly effective on an economic basis, may not completely mute in the financial reporting the immediate impact of equity market movements as the free-standing derivatives reset immediately while the hedged liabilities reset more slowly and fees are recognised prospectively. The net effect of opposite impacts would be observed if the equity markets were to decrease.

        At 31 December 2011, based on the hedges in place at that time, the estimated sensitivity of Jackson's pre-tax profit for VA business, net of related changes in amortisation of DAC (excluding the impact on future separate account fees), profit after tax and shareholders' equity to immediate increases and decreases in equity markets is as follows:

	2011				2010
	Decrease of 20%	Decrease of 10%	Increase of 10%	Increase of 20%	Decrease of 20%	Decrease of 10%	Increase of 10%	Increase of 20%

	£m	£m	£m	£m	£m	£m	£m	£m
Pre-tax profit, net of related changes in amortisation of DAC (excluding impact on future separate account fees)	267	149	(195)	(447)	159	90	(98)	(178)
Related deferred tax effects	(93)	(52)	68	156	(56)	(31)	34	62

Net sensitivity of profit after tax and shareholders' equity	174	97	(127)	(291)	103	59	(64)	(116)

        The above table provides sensitivity movements as at a point in time while the actual impact on financial results would vary contingent upon the volume of new product sales and lapses, changes to the derivative portfolio, correlation of market returns and various other factors including volatility, interest rates and elapsed time.

Other exposure to equity risk

        In addition to the exposure explained above, Jackson is also exposed to equity risk from its holding of equity securities, partnerships in investment pools and other financial derivatives.

        A range of reasonably possible movements in the value of equity securities, partnerships in investment pools and other financial derivatives have been applied to Jackson's holdings at 31 December

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

2011 and 2010. The table below shows the sensitivity to a 10 and 20 per cent fall in value and the impact that this would have on pre-tax profit, net of related changes in amortisation of DAC, profit after tax and shareholders' equity.

	2011		2010
	Decrease of 20%	Decrease of 10%	Decrease of 20%	Decrease of 10%

	£m	£m	£m	£m
Pre-tax profit, net of related changes in amortisation of DAC	(121)	(61)	(143)	(72)
Related deferred tax effects	42	21	50	25

Net sensitivity of profit after tax and shareholders' equity	(79)	(40)	(93)	(47)

        A 10 or 20 per cent increase in their value is estimated to have an approximately equal and opposite effect on profit and shareholders' equity to the sensitivities shown above.

        In the equity risk sensitivity analysis shown above, the Group has considered the impact of an instantaneous 20 per cent fall in equity markets. If equity markets were to fall by more than 20 per cent, the Group believes that this would not be an instantaneous fall but rather this would be expected to occur over a period of time during which the Group would be able to put in place mitigating management actions.

(ii)   Exposure to interest rate risk

        Notwithstanding the market risk exposure previously described, except in the circumstances of interest rate scenarios where the guarantee rates included in contract terms are higher than crediting rates that can be supported from assets held to cover liabilities, the accounting measurement of fixed annuity liabilities of Jackson products is not generally sensitive to interest rate risk. This position derives from the nature of the products and the US GAAP basis of measurement. The GMWB features attaching to variable annuity business (other than 'for-life') represents embedded derivatives which are fair valued and so will be sensitive to changes in interest rate.

        Debt securities and related derivatives are marked to fair value. Value movements on derivatives, again net of related changes to amortisation of DAC and deferred tax, are recorded within profit and loss. Fair value movements on debt securities, net of related changes to amortisation of DAC and deferred tax, are recorded within other comprehensive income. The estimated sensitivity of these items

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

and policyholder liabilities to a one per cent and two per cent decrease and increase in interest rates at 31 December 2011 and 2010 is as follows:

	2011				2010
	2% decrease	1% decrease	1% increase	2% increase	2% decrease	1% decrease	1% increase	2% increase

	£m	£m	£m	£m	£m	£m	£m	£m
Profit and loss
Direct effect
Derivatives value change	1,549	736	(592)	(1,078)	842	363	(277)	(529)
Policyholder liabilities	(925)	(446)	395	753	(547)	(243)	219	416
Related effect on amortisation of DAC	(151)	(69)	36	48	47	23	(34)	(63)

Pre-tax profit effect	473	221	(161)	(277)	342	143	(92)	(176)
Related effect on charge for deferred tax	(166)	(77)	56	97	(120)	(50)	32	62

Net profit effect	307	144	(105)	(180)	222	93	(60)	(114)

Other comprehensive income
Direct effect on carrying value of debt securities	2,679	1,513	(1,513)	(2,679)	2,663	1,454	(1,454)	(2,663)
Related effect on amortisation of DAC	(1,144)	(646)	646	1,144	(1,174)	(641)	641	1,174
Related effect on movement in deferred tax	(537)	(303)	303	537	(521)	(285)	285	521

Net effect	998	564	(564)	(998)	968	528	(528)	(968)

Total net effect on shareholders' equity	1,305	708	(669)	(1,178)	1,190	621	(588)	(1,082)

        These sensitivities are shown only for interest rates in isolation and do not include other movements in credit risk that may affect credit spreads and valuations of debt securities.

(iii)   Currency translation

        Consistent with the Group's accounting policies, the profits of the Group's US operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. For 2011, the rates were US$1.60 (2010: US$1.55; 2009: US$1.57) and US$1.55 (2010: US$1.57; 2009: US$1.61) to £1 sterling, respectively. A 10 per cent increase or decrease in these rates would reduce or increase profit before tax attributable to shareholders, profit for the year and shareholders' equity attributable to US insurance operations respectively as follows:

	10% increase in exchange rates		10% decrease in exchange rates
	2011	2010	2011	2010

	£m	£m	£m	£m
Profit before tax attributable to shareholders (see note)	(54)	(41)	66	50
Profit for the year	(39)	(31)	48	37
Shareholders' equity attributable to US insurance operations	(388)	(347)	475	424

Note

Sensitivity on profit before tax i.e. aggregate of the operating profit based on longer-term investment returns and short-term fluctuations in investment returns.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

        In addition, the total profit (loss) for Jackson is affected by the level of impairment losses on the debt securities portfolio, net effect of market risk arising from the incidence and valuation of guarantee features, guaranteed benefit payments and equity index participation features, offset by variability of benefit related fees and equity derivative hedging performance, short-term value movements on derivatives held to manage the fixed annuity and other general account business, and other temporary value movements on portfolio investments classified as fair value through profit and loss.

(iv)  Other sensitivities

        As noted in section D1, total profit is very sensitive to market risk on the assets covering liabilities other than variable annuity business segregated in the separate accounts.

        As with other shareholder-backed business the profit or loss for Jackson is presented by distinguishing the result for the year between an operating result based on longer-term investment returns and short-term fluctuations in investment returns. In this way the most significant direct effect of market changes that have taken place to the Jackson result are separately identified. The principal determinants of variations in operating profit based on longer-term returns are:

  •
  Growth in the size of assets under management covering the liabilities for the contracts in force;

  •
  Variations in fees and other income, offset by variations in market value adjustment payments and, where necessary, strengthening of liabilities;

  •
  Spread returns for the difference between investment returns and rates credited to policyholders; and

  •
  Amortisation of deferred acquisition costs.

        For term business, acquisition costs are deferred and amortised in line with expected premiums. For annuity business, acquisition costs are deferred and amortised in line with expected gross profits on the relevant contracts. For interest-sensitive business, the key assumption is the expected long-term spread between the earned rate and the rate credited to policyholders, which is based on an annual spread analysis. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges) all of which are based on a combination of actual experience of Jackson, industry experience and future expectations. A detailed analysis of actual experience is measured by internally developed expense, mortality and persistency studies.

        Except to the extent of mortality experience, which primarily affects profits through variations in claim payments and GMDB reserves, the profits of Jackson are relatively insensitive to changes in insurance risk.

        For variable annuity business, the key assumption is the expected long-term level of separate account returns, which for 2011 and 2010 was 8.4 per cent. The impact of using this return is reflected in two principal ways, namely:

  (i)
  Through the projected expected gross profits which are used to determine the amortisation of deferred acquisition costs. This is applied through the use of a mean reversion technique which is described in more detail in note D3(g) above, and;

  (ii)
  The required level of provision for guaranteed minimum death benefit claims.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

(k)   Duration of liabilities

        The table below shows the carrying value of policyholder liabilities. Separately, the Group uses cash flow projections of expected benefit payments as part of the determination of the value of in-force business when preparing EEV basis results. The table below also shows the maturity profile of the cash flows used for that purpose for 2011 and 2010:

	2011			2010
	Fixed annuity and other business (including GICs and similar contracts)	Variable annuity	Total	Fixed annuity and other business (including GICs and similar contracts)	Variable annuity	Total

	£m	£m	£m	£m	£m	£m
Policyholder liabilities	31,356	37,833	69,189	29,320	31,203	60,523

	%	%	%	%	%	%

Expected maturity:
0 to 5 years	47	47	47	50	50	50
5 to 10 years	27	30	29	27	29	28
10 to 15 years	11	13	12	11	12	12
15 to 20 years	6	6	6	5	6	5
20 to 25 years	5	2	3	3	2	3
Over 25 years	4	2	3	4	1	2

        The maturity tables shown above have been prepared on a discounted basis. Details of undiscounted cash flows for investment contracts are shown in note G2.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

D4:    Asian insurance operations

(a)   Summary statement of financial position

	2011				2010
	With-profits businessnote (i)	Unit-linked assets and liabilities	Other	Total	Total

	£m	£m	£m	£m	£m
Assets
Intangible assets attributable to shareholders:
Goodwill	—	—	235	235	236
Deferred acquisition costs and other intangible assets	—	—	1,027	1,027	962

Total	—	—	1,262	1,262	1,198

Intangible assets attributable to with-profits funds:
Deferred acquisition costs and other intangible assets	83	—	—	83	97
Deferred tax assets	—	2	113	115	98
Other non-investment and non-cash assets	303	93	628	1,024	788
Investments of long-term business and other operations:
Investment properties	—	—	10	10	9
Investments accounted for using the equity method	—	—	—	—	2
Financial investments:
Loans	774	—	459	1,233	1,340
Equity securities and portfolio holdings in unit trusts	2,744	8,663	590	11,997	14,464
Debt securities	9,554	2,746	5,381	17,681	14,108
Other investments	286	26	158	470	382
Deposits	123	578	464	1,165	638

Total investments	13,481	12,013	7,062	32,556	30,943

Cash and cash equivalents	625	579	773	1,977	1,601

Total assets	14,492	12,687	9,838	37,017	34,725

Equity and liabilities
Equity
Shareholders' equity	—	—	2,349	2,349	2,149
Non-controlling interests	—	—	5	5	5

Total equity	—	—	2,354	2,354	2,154

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	12,593	12,015	6,254	30,862	28,674
Unallocated surplus of with-profits fundsnote (ii)	50	—	—	50	66

Total	12,643	12,015	6,254	30,912	28,740

Operational borrowings attributable to shareholders-financed operations	—	—	141	141	189
Deferred tax liabilities	348	33	132	513	495
Other non-insurance liabilities	1,501	639	957	3,097	3,147

Total liabilities	14,492	12,687	7,484	34,663	32,571

Total equity and liabilities	14,492	12,687	9,838	37,017	34,725

Note

(i)
The statement of financial position for with-profits business comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore with-profits operations. Assets and liabilities of other participating business are included in the column for 'Other business'.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

(ii)
For the purposes of the presentation of unallocated surplus of with-profits within the statement of financial position, the Hong Kong branch balance is reported within the unallocated surplus of the PAC with-profits sub-fund of the UK insurance operations.

(iii)
Asian insurance operations

The loans of the Group's Asian insurance operations comprise:

	2011	2010

	£m	£m
Mortgage loans‡	31	25
Policy loans‡	572	528
Other loans‡‡	630	787

Total Asia insurance operations loans	1,233	1,340

  ‡
  The mortgage and policy loans are secured by properties and life insurance policies respectively.

  ‡‡
  The majority of the other loans are commercial loans held by the Malaysian operation and which are all investment graded by two local rating agencies.

Summary policyholder liabilities (net of reinsurance) and unallocated surplus

        At 31 December 2011, the policyholder liabilities (net of reinsurance of £151 million (2010: £41 million)) and unallocated surplus for Asian operations of £30.8 billion (2010: £28.7 billion) comprised the following:

	2011	2010

	£m	£m
Singapore	9,323	9,731
Hong Kong	8,279	6,621
Malaysia	2,829	2,544
Indonesia	1,809	1,475
Korea	1,852	1,897
Taiwan	1,429	968
Other countries	5,240	5,463

Total Asian operations	30,761	28,699

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

(b)   Reconciliation of movement in investments

        A reconciliation of the total investments of Asian insurance operations from the beginning of the year to the end of the year is as follows:

	With-profits business	Unit-linked assets and liabilities	Other	Asian insurance operations Total

	£m	£m	£m	£m
At 1 January 2010
Total investments (including derivative assets)	9,547	9,953	3,890	23,390
Less: Investments held by consolidated investment funds	(270)	(218)	(230)	(718)
Less: Derivative liabilities	(63)	—	(83)	(146)

Directly held investments, net of derivative liabilities	9,214	9,735	3,577	22,526

Net cash inflow from operating activities	278	838	1,051	2,167
Realised gains in the year	638	327	19	984
Unrealised gains and losses and exchange movements in the year	993	1,786	522	3,301
Acquisition of UOB Life Assurance Limited	527	3	474	1,004

Movement in the year of directly held investments, net of derivative liabilities	2,436	2,954	2,066	7,456

At 31 December 2010/1 January 2011
Total investments (including derivative assets)	12,152	12,955	5,836	30,943
Less: Investments held by consolidated investment funds	(382)	(266)	(91)	(739)
Less: Derivative liabilitiesnote G3	(120)	—	(102)	(222)

Directly held investments, net of derivative liabilities	11,650	12,689	5,643	29,982

Net cash inflow from operating activities	381	659	1,247	2,287
Realised gains in the year	310	149	44	503
Unrealised gains and losses and exchange movements in the year	444	(1,767)	(20)	(1,343)

Movement in the year of directly held investments, net of derivative liabilities	1,135	(959)	1,271	1,447

At 31 December 2011
Total investments (including derivative assets)	13,481	12,013	7,062	32,556
Less: Investments held by consolidated investment funds	(366)	(278)	(3)	(647)
Less: Derivative liabilitiesnote G3	(330)	(5)	(145)	(480)

Directly held investments, net of derivative liabilities	12,785	11,730	6,914	31,429

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

(c)   Reconciliation of movement in policyholder liabilities and unallocated surplus of with-profits funds

        A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of Asian insurance operations from the beginning of the year to the end of the year is as follows:

	With-profits business	Unit-linked liabilities	Other	Total

	£m	£m	£m	£m
At 1 January 2010	8,861	9,717	3,333	21,911
Comprising:
—Policyholder liabilities	8,808	9,717	3,333	21,858
—Unallocated surplus of with-profits funds	53	—	—	53

Premiums
New business	141	1,072	452	1,665
In-force	897	1,130	616	2,643

	1,038	2,202	1,068	4,308
Surrenders	(441)	(1,572)	(228)	(2,241)
Maturities/Deaths	(326)	(40)	(132)	(498)

Net flows	271	590	708	1,569
Shareholders transfers post-tax	(24)	—	—	(24)
Investment-related items and other movements	693	1,405	137	2,235
Foreign exchange translation differences	719	1,009	353	2,081
Acquisition of UOB Life Assurance Limitednote (e)	504	3	461	968

At 31 December 2010/1 January 2011	11,024	12,724	4,992	28,740
Comprising:
—Policyholder liabilities	10,958	12,724	4,992	28,674
—Unallocated surplus of with-profits funds	66	—	—	66

Premiums
New business	162	1,136	723	2,021
In-force	1,110	1,163	785	3,058

	1,272	2,299	1,508	5,079
Surrenders	(502)	(1,490)	(245)	(2,237)
Maturities/Deaths	(431)	(39)	(194)	(664)

Net flows	339	770	1,069	2,178
Shareholders transfers post-tax	(30)	—	—	(30)
Investment-related items and other movementsnote (d)	1,274	(1,154)	245	365
Foreign exchange translation differencesnote (a)	36	(325)	(52)	(341)

At 31 December 2011	12,643	12,015	6,254	30,912

Comprising:
—Policyholder liabilities	12,593	12,015	6,254	30,862
—Unallocated surplus of with-profits funds	50	—	—	50

Average policyholder liability balances*
2011	11,775	12,370	5,623	29,768
2010	10,135	11,222	4,393	25,750

*
Adjusted for transactions in the period and excluding the unallocated surplus of with-profits funds.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

(a)
Movements in the period have been translated at the average exchange rate for the year ended 31 December 2011. The closing balance has been translated at the closing spot rates as at 31 December 2011. Differences upon retranslation are included in foreign exchange translation differences.

(b)
Net flows have increased by £609 million from £1,569 million in 2010 to £2,178 million in 2011 primarily reflecting increased flows from new business and the growth in the in-force book.

(c)
The rate of surrenders for unit-linked and other shareholder business (expressed as a percentage of opening liabilities) was 9.8 per cent compared with 13.8 per cent in 2010.

(d)
The investment-related and other items and other movements for unit-linked business of negative £1,154 million in 2011 was mainly driven from Asia equity market losses in the second half of 2011.

(e)
The acquisition of UOB Life Assurance Limited reflects the liabilities acquired at the date of acquisition.

(d)   Information on credit risks of debt securities

        The following table summarises the credit quality of the debt securities of the Asian insurance operations as at 31 December 2011 by rating agency ratings:

	With-profits business	Unit-linked assets	Other	2011 Total	2010 Total

	£m	£m	£m	£m	£m
S&P—AAA	1,259	38	126	1,423	2,934
S&P—AA+ to AA-	2,161	83	1,599	3,843	2,138
S&P—A+ to A-	1,560	564	931	3,055	2,843
S&P—BBB+ to BBB-	1,032	104	315	1,451	913
S&P—Other	786	707	644	2,137	1,773

	6,798	1,496	3,615	11,909	10,601

Moody's—Aaa	818	222	449	1,489	65
Moody's—Aa1 to Aa3	47	61	20	128	115
Moody's—A1 to A3	191	17	96	304	130
Moody's—Baa1 to Baa3	109	4	18	131	95
Moody's—Other	34	9	16	59	49

	1,199	313	599	2,111	454

Fitch	189	60	102	351	49
Other	1,368	877	1,065	3,310	3,004

Total Asia debt securities	9,554	2,746	5,381	17,681	14,108

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

        The following table analyses debt securities of 'Other business' which are not externally rated:

	2011 Total	2010 Total

	£m	£m
Government bonds	244	350
Corporate bonds rated as investment grade by local external ratings agencies	776	666
Structured deposits issued by banks which are rated, but specific deposits are not	—	5
Other	45	22

	1,065	1,043

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

        In general terms, the Asian participating products provide savings and protection where the basic sum assured can be enhanced by a profit share (or bonus) from the underlying fund as determined at the discretion of the insurers. The Asian operations' non-participating term, whole life and endowment products offer savings and/or protection where the benefits are guaranteed or determined by a set of defined market-related parameters. Unit-linked products combine savings with protection, the cash value of the policy depends on the value of the underlying unitised funds. Health and Protection (H&P) policies provide mortality or morbidity benefits and include health, disability, critical illness and accident coverage. H&P products are commonly offered as supplements to main life policies but can be sold separately.

        Subject to local market circumstances and regulatory requirements, the guarantee features described in note D2(e) in respect of UK business broadly apply to similar types of participating contracts written in the Hong Kong branch, Singapore and Malaysia. Participating products have both guaranteed and non-guaranteed elements.

        Non-participating long-term products are the only ones where the Group is contractually obliged to provide guarantees on all benefits. Investment-linked products have the lowest level of guarantee, if any.

        Product guarantees in Asia can be broadly classified into four main categories, namely premium rate, cash value and interest rate guarantees, policy renewability and convertibility options.

        The risks on death coverage through premium rate guarantees are low due to appropriate product pricing.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

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

    Whole of life contracts with floor levels of policyholder benefits that accrue at rates set at inception and do not vary subsequently with market conditions are written in the Korean life operations. This is to a much lesser extent than the policies written by the Taiwan agency business which was sold in the first half of 2009, as Korea has a much higher proportion of linked and health business. The Korean business has non-linked liabilities and linked liabilities at 31 December 2011 of £447 million and £1,407 million respectively (2010: £408 million and £1,491 million respectively).

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

(f)   Exposure to market risk

        The Asian operations sell with-profits and unit-linked policies and, although the with-profits business generally has a lower terminal bonus element than in the UK, the investment portfolio still contains a proportion of equities. Non-participating business is largely backed by debt securities or deposits. The exposure to market risk of the Group arising from its Asian operations is therefore at modest levels. This arises from the fact that the Asian operations have a balanced portfolio of with-profits, unit-linked and other types of business.

(g)   Process for setting assumptions and determining liabilities

        The future policyholder benefit provisions for Asian businesses in the Group's IFRS accounts and previously under the MSB, are determined in accordance with methods prescribed by local GAAP adjusted to comply, where necessary, with UK GAAP.

        For Asian operations in countries where local GAAP is not well established and in which the business written is primarily non-participating and linked business, US GAAP is used as the most appropriate reporting basis. This basis is applied in Japan, Vietnam, Taiwan and India. The future policyholder benefit provisions for non-linked business are determined using the net level premium method, with an allowance for surrenders, maintenance and claims expenses. Rates of interest used in establishing the policyholder benefit provisions vary by operation depending on the circumstances attaching to each block of business.

(h)   Reinsurance

        The Asian businesses cede only minor amounts of business outside the Group with immaterial effects on reported profit. During 2011, reinsurance premiums for externally ceded business were £226 million (2010: £146 million; 2009: £119 million) and the reinsurance assets were £151 million (2010: £41 million) in aggregate.

(i)    Effect of changes in bases, estimates and assumptions used to measure insurance assets and liabilities

2011

        In 2011, IFRS operating profit based on longer-term investment returns for Asian insurance operations included a net £38 million credit arising from a small number of items that are not anticipated to reoccur in future periods.

2010

        In 2010, one-off changes made to reserving assumptions resulted in a release from liabilities of £19 million.

2009

        In 2009, the local regulatory basis in Malaysia was replaced by the Malaysian authority's risk-based capital (RBC) framework. In the light of this development, the Company has remeasured the liabilities by

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

reference to the method applied under the new RBC framework, but with an overlay constraint to the method such that negative reserves derived at an individual policyholder level are not included. This change resulted in a one-off release from liabilities at 1 January 2009 of £63 million. Excluding the change in Malaysia, the 2009 result for Asian operations was reduced by the effect of a number of individually small assumption changes of, in aggregate £4 million.

(j)    Sensitivity of IFRS basis profit and shareholders' equity to market and other risks

(i)    Risks other than currency translation

(a)   With-profits business

        Similar principles to those explained for UK with-profits business apply to profit emergence for the Asian with-profits business.

        Correspondingly, the profit emergence reflects bonus declaration and is relatively insensitive to period by period fluctuations in insurance risk or interest rate movements.

(b)   Unit-linked business

        As for the UK insurance operations, the profits and shareholders' equity related to the Asian operations is primarily driven by charges related to invested funds. The sensitivity of profits and shareholders' equity to changes in insurance risk and to interest rate risk are not material.

(c)   Other business

(i)    Interest rate risk

        Asian operations offer a range of insurance and investment products, predominately with-profits and non-participating term, whole life endowment and unit-linked. Excluding with-profit and unit-linked business, the results of the Asian business are sensitive to the vagaries of routine movements in interest rates.

        For the purposes of analysing sensitivity to variations in interest rates, it has been determined for the majority of territories that a movement of one per cent in the 10 year government bond rate can be considered reasonably possible. At 31 December 2011, 10 year government bond rates vary from territory to territory and range from 0.99 per cent to 12.88 per cent (2010: 1.1 per cent to 12.25 per cent). Exception to this arises in Japan and Taiwan where reasonably possible interest rate movements

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

have been determined as 0.5 per cent (2010: Japan and Taiwan 0.5 per cent). These reasonably possible changes would have the following impact:

	2011	2010
	Decrease of 1%note (i)	Decrease of 1%note (i)

	£m	£m
Pre-tax profit	73	110
Related deferred tax (where applicable)	(22)	(41)

Net effect on profit and shareholders' equity	51	69

Note

(i)
One per cent sensitivity (except for Japan and Taiwan (0.5 per cent)) has been used in all territories (2010: one per cent except Japan and Taiwan 0.5 per cent).

The pre-tax impacts, if they arose, would mostly be recorded within the category short-term fluctuations in investments returns in the Group's segmental analysis of profit before tax.

At 31 December 2011, an increase in the rates of one per cent (2010: one per cent except Japan and Taiwan 0.5 per cent) is estimated to have the effect of decreasing pre-tax profit by £159 million (2010: £112 million). After adjusting these results for deferred tax the reasonable possible effect on shareholders' equity is a decrease of £125 million (2010: £82 million).

(ii)   Equity price risk

        The non-linked shareholder business has limited exposure to equity and property investment (£600 million at 31 December 2011). Generally changes in equity and property investment values are not directly offset by movements in policyholder liabilities. However for the Vietnam business, to the extent that equity investment appreciation is realised through sales of securities then policyholders' liabilities are adjusted to the extent that policyholders participate.

        The estimated sensitivity to a 10 and 20 per cent change in equity and property prices for shareholder-backed Asian other business, which would be reflected in the short-term fluctuation component of the Group's segmental analysis of profit before tax, at 31 December 2011 and 2010 would be as follows:

	2011		2011
	Decrease of 20%	Decrease of 10%	Decrease of 20%	Decrease of 10%

	£m	£m	£m	£m
Pre-tax profit	(120)	(60)	(103)	(52)
Related deferred tax (where applicable)	24	12	10	5

Net effect on profit and shareholders' equity	(96)	(48)	(93)	(47)

        A 10 or 20 per cent increase in their value would have an approximately equal and opposite effect on profit and shareholders' equity to the sensitivities shown above. The market risk sensitivities shown

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

above reflect the impact of temporary market movements and, therefore, the primary effect of such movements would, in the Group's segmental analysis of profits, be included within the short-term fluctuations in investment returns.

        In the equity risk sensitivity analysis shown above, the Group has considered the impact of an instantaneous 20 per cent fall in equity markets. If equity markets were to fall by more than 20 per cent, the Group believes that this would not be an instantaneous fall but rather this would be expected to occur over a period of time during which the Group would be able to put in place mitigating management actions.

(iii)   Insurance risk

        Many of the territories in Asia are exposed to mortality/morbidity risk and provision is made within policyholder liabilities on a prudent regulatory basis to cover the potential exposure. If these prudent assumptions were strengthened by five per cent (estimated at one in ten year shock) then it is estimated that post tax profit would be impacted by approximately £27 million (2010: £21 million). Mortality/morbidity has a symmetrical effect on portfolio and so a weakening of mortality/morbidity assumptions would have an approximately equal and opposite similar impact.

(ii)   Currency translation

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

        A 10 per cent increase or decrease in these rates would have reduced or increased profit before tax attributable to shareholders, profit for the year and shareholders' equity, excluding goodwill, attributable to Asian operations respectively as follows:

	10% increase in exchange rates		10% decrease in exchange rates
	2011	2010	2011	2010

	£m	£m	£m	£m
Profit before tax attributable to shareholdersnote (i)	(57)	(65)	70	80
Profit for the year	(46)	(58)	56	71
Shareholders' equity, excluding goodwill, attributable to Asian operations	(228)	(193)	278	236

Note

(i)
Sensitivity on profit (loss) before tax i.e. aggregate of the operating profit based on longer-term investment returns and short-term fluctuations in investment returns.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December, 2011

D:    Life assurance business (Continued)

(k)   Duration of liabilities

        The table below shows the carrying value of policyholder liabilities. Separately the Group uses cash flow projections of expected benefit payments as part of the determination of the value of in-force business when preparing EEV basis results. The table below also shows the maturity profile of the cash flows, taking account of expected future premiums and investment returns used for that purpose for 2011 and 2010:

	2011	2010

	£m	£m
Policyholder liabilities	30,862	28,674

Expected maturity:	%	%
0 to 5 years	22	24
5 to 10 years	19	20
10 to 15 years	15	15
15 to 20 years	13	12
20 to 25 years	10	10
Over 25 years	21	19

D5:    Capital position statement for life assurance businesses

(a)   Summary statement

        The Group's estimated capital position for life assurance businesses with reconciliations to shareholders' equity is shown below. Available capital for each fund or group of companies is

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December, 2011

D:    Life assurance business (Continued)

determined by reference to local regulation at 31 December 2011 and 2010. Group capital requirements also apply as discussed in note D5(b)(iv).

	2011
	SAIF	WPSF	Total PAC with- profits fund	Other UK life assurance subsidaries and funds note (ii)	Jackson	Asian life assurance subsidiaries	Total life assurance operations	M&G (including Prudential Capital)	Parent company and shareholders' equity of other subsidiaries and funds	Group total

	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Group shareholders' equity
Held outside long-term funds:
Net assets	—	—	—	930	4,271	2,114	7,315	229	(1,514)	6,030
Goodwill	—	—	—	—	—	235	235	1,153	77	1,465

Total	—	—	—	930	4,271	2,349	7,550	1,382	(1,437)	7,495
Held in long-term fundsnote (iii)	—	—	—	1,622	—	—	1,622	—	—	1,622

Total Group shareholders' equity	—	—	—	2,552	4,271	2,349	9,172	1,382	(1,437)	9,117

Adjustments to regulatory basis
Unallocated surplus of with-profits fundsnote (i)	—	9,165	9,165	—	—	50	9,215
Shareholders' share of realistic liabilities	—	(2,394)	(2,394)	—	—	—	(2,394)
Deferred acquisition costs of non-participating business not recognised for regulatory reporting purposes and goodwill	—	(6)	(6)	(111)	(3,880)	(979)	(4,976)
Jackson surplus notesnote (iv)	—				160		160
Investment and policyholder liabilities valuation differences between IFRS and regulatory basis for Jacksonnote (viii)	—	—	—	—	1,002	—	1,002
Adjustment from IAS 19 basis pension deficit attributable to WPSF to pension liability for regulatory purposesnote (vii)	—	16	16	—	—	—	16
Valuation difference on PAL between IFRS basis and regulatory basis	—	(640)	(640)	—	—	—	(640)
Other adjustments to restate these amounts to a regulatory basis (with SAIF and the WPSF on a Peak 2 realistic basis)note (v)	—	(2)	(2)	(504)	974	73	541

Total adjustments		6,139	6,139	(615)	(1,744)	(856)	2,924

Total available capital resources of life assurance businesses on local regulatory bases	—	6,139	6,139	1,937	2,527	1,493	12,096

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December, 2011

D:    Life assurance business (Continued)

	2011
	SAIF	WPSF note (i)	Total PAC with- profits fund	Other UK life assurance subsidiaries and funds note (ii)	Jackson	Asian life assurance subsidiaries	Total life assurance operations

	£m	£m	£m	£m	£m	£m	£m
Policyholder liabilities
With-profits liabilities of UK
Regulated with-profits funds:
Insurance contracts	7,934	28,256	36,190	—	—	6,777	42,967
Investment contracts (with discretionary participation features)	412	28,936	29,348	—	—	397	29,745

Total	8,346	57,192	65,538	—	—	7,174	72,712

Other liabilities:
Insurance contracts:
With-profits liabilities of non-UK regulated funds	—	—	—	—	—	5,419	5,419
Unit-linked, including variable annuity		1,847	1,847	6,387	37,833	12,015	58,082
Other life assurance business	209	13,365	13,574	24,734	29,445	6,142	73,895
Investment contracts without discretionary participation features (principally unit-linked and similar contracts in the UK and GIC liabilities of Jackson)note (vi)	—	17	17	14,927	1,911	112	16,967

Total	209	15,229	15,438	46,048	69,189	23,688	154,363

Total policyholder liabilities shown in the consolidated statement of financial position	8,555	72,421	80,976	46,048	69,189	30,862	227,075

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December, 2011

D:    Life assurance business (Continued)

	2010
	SAIF	WPSF	Total PAC with- profits fund	Other UK life assurance subsidaries and funds note (ii)	Jackson	Asian life assurance subsidiaries	Total life assurance operations	M&G (including Prudential Capital)	Parent company and shareholders' equity of other subsidiaries and funds	Group total

	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Group shareholders' equity
Held outside long-term funds:
Net assets	—	—	—	716	3,815	1,913	6,444	254	(1,532)	5,166
Goodwill	—	—	—	—	—	236	236	1,153	77	1,466

Total	—	—	—	716	3,815	2,149	6,680	1,407	(1,455)	6,632
Held in long-term fundsnote (iii)	—	—	—	1,399	—	—	1,399	—	—	1,399

Total Group shareholders' equity	—	—	—	2,115	3,815	2,149	8,079	1,407	(1,455)	8,031

Adjustments to regulatory basis
Unallocated surplus of with-profits fundsnote (i)	—	10,187	10,187	—	—	66	10,253
Shareholders' share of realistic liabilities	—	(2,938)	(2,938)	—	—	—	(2,938)
Deferred acquisition costs of non-participating business not recognised for regulatory reporting purposes and goodwill	—	(13)	(13)	(116)	(3,543)	(993)	(4,665)
Jackson surplus notesnote (iv)	—	—	—	—	159	—	159
Investment and policyholder liabilities valuation differences between IFRS and regulatory basis for Jacksonnote (viii)	—	—	—	—	1,900	—	1,900
Adjustment from IAS 19 basis pension deficit attributable to WPSF to pension liability for regulatory purposesnote (vii)	—	60	60	—	—	—	60
Valuation difference on PAL between IFRS basis and regulatory basis	—	(1,202)	(1,202)	—	—	—	(1,202)
Other adjustments to restate these amounts to a regulatory basis (with SAIF and the WPSF on a Peak 2 realistic basis)note (v)	—	706	706	(292)	576	156	1,146

Total adjustments	—	6,800	6,800	(408)	(908)	(771)	4,713

Total available capital resources of life assurance businesses on local regulatory bases	—	6,800	6,800	1,707	2,907	1,378	12,792

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December, 2011

D:    Life assurance business (Continued)

	2010
	SAIF	WPSF note (i)	Total PAC with- profits fund	Other UK life assurance subsidiaries and funds note (ii)	Jackson	Asian life assurance subsidiaries	Total life assurance operations

	£m	£m	£m	£m	£m	£m	£m
Policyholder liabilities
With-profits liabilities of UK
Regulated with-profits funds:
Insurance contracts	9,115	31,395	40,510	—	—	5,284	45,794
Investment contracts (with discretionary participation features)	376	25,237	25,613	—	—	119	25,732

Total	9,491	56,632	66,123	—	—	5,403	71,526

With-profits liabilities of non-UK regulated funds	—	—	—	—	—	5,555	5,555
Unit-linked, including variable annuity	—	2,128	2,128	8,882	31,203	12,724	54,937
Other life assurance business	268	13,067	13,335	19,297	27,438	4,935	65,005
Investment contracts without discretionary participation features (principally unit-linked and similar contracts in the UK and GIC liabilities of Jackson)note (vi)	—	—	—	15,765	1,882	57	17,704

Total	268	15,195	15463	43,944	60,523	23,271	143,201

Total policyholder liabilities shown in the consolidated statement of financial position	9,759	71,827	81,586	43,944	60,523	28,674	214,727

Notes

(i)
WPSF unallocated surplus includes amounts related to the Hong Kong branch. Policyholder liabilities of the Hong Kong branch are included in the amounts of Asian life assurance subsidiaries.

(ii)
Excluding PAC shareholders' equity that is included in 'parent company and shareholders' equity of other subsidiaries and funds'.

(iii)
The term shareholders' equity held in long-term funds refers to the excess of assets over liabilities attributable to shareholders of funds which are required by law to be maintained ring-fenced with segregated assets and liabilities.

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

(vii)
In determining the IAS 19 adjustment for the purposes of this table the deficit in the Group's main pension scheme used for the calculation includes amounts for investments in Prudential insurance policies which, on Group consolidation, are eliminated against equivalent liabilities in the statement of financial position of UK insurance operations (see note I3).

(viii)
The investment and policyholder liabilities valuation difference between IFRS and regulatory bases for Jackson is mainly due to not all investments being carried at fair value under the regulatory basis and also due to the valuation difference on annuity reserves.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December, 2011

D:    Life assurance business (Continued)

(b)   Basis of preparation, capital requirements and management

        Each of the Group's long-term business operations is capitalised to a sufficiently strong level for its individual circumstances. Details by the Group's major operations are shown below.

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

        Available capital of the WPSF and SAIF of £6.1 billion (2010: £6.8 billion) represents the excess of assets over liabilities on the FSA realistic basis. Unlike the previously discussed FRS 27 basis, realistic liabilities on the regulatory basis include the shareholders' share of future bonuses. These amounts are shown before deduction of the risk capital margin (RCM) which is estimated to be £2.0 billion at 31 December 2011 (2010: £1.5 billion).

        The FSA's basis of setting the RCM is to target a level broadly equivalent to a Standard & Poor's credit rating of BBB and to judge this by ensuring there are sufficient assets to absorb a one in 200 year

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December, 2011

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

Other UK life assurance subsidiaries and funds

        The available capital of £1,937 million (2010: £1,707 million) reflects the excess of regulatory basis assets over liabilities of the subsidiaries and funds, before deduction of the capital resources requirement of £1,194 million (2010: £1,086 million).

        The capital resources requirement for these companies broadly reflects a formula which, for active funds, equates to a percentage of regulatory reserves plus a percentage of death strains. Death strains represent the payments made to policyholders upon death in excess of amounts explicitly allocated to fund the provisions for policyholders' claims and maturities.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December, 2011

D:    Life assurance business (Continued)

(ii)   Jackson

        The regulatory framework for Jackson is governed by the requirements of the US NAIC approved risk-based capital standards. Under these requirements life insurance companies report using a formula-based capital standard that they calculate by applying factors to various asset, premium and reserve items and separate model based calculations of risk associated primarily with variable annuity products. The risk-based capital formula takes into account the risk characteristics of a company, including asset risk, insurance risk, interest rate risk, market risk and business risk.

        The available capital of Jackson shown above of £2,527 million (2010: £2,907 million) reflects US regulatory basis assets less liabilities including asset valuation reserves. The asset valuation reserve is designed to provide for future credit-related losses on debt securities and losses on equity investments. Available capital includes a reduction for the effect of the interest maintenance reserve, which is designed by state regulators to defer recognition of non-credit related realised capital gains and losses and to recognise them rateably in the future.

        Jackson's risk-based capital ratio is significantly in excess of regulatory requirements. At 31 December 2011, Jackson had a permitted practice in effect as granted by the local regulator allowing Jackson to carry certain interest rate swaps at book value, as if statutory hedge accounting were in place, instead of at fair value as would have been otherwise required. Jackson was also required to demonstrate the effectiveness of its interest rate swap programme pursuant to the Michigan Insurance Code. The total effect of this permitted practice net of tax was to decrease statutory surplus by £305 million at 31 December 2011.

(iii)   Asian operations

        The available capital shown above of £1,493 million (2010: £1,378 million) represents the excess of local regulatory basis assets over liabilities before deduction of required capital of £608 million (2010: £572 million). These amounts have been determined applying the local regulations in each of the operations.

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

31 December, 2011

D:    Life assurance business (Continued)

        For non-participating business, gross premium reserves are held. For linked business the value of units is held together with a non-unit reserve calculated in accordance with standard actuarial methodology.

Indonesia

        For linked business the value of units is held together with a non-unit reserve calculated in accordance with standard actuarial methodology. Solvency capital is determined using risk-based capital approach. Insurance companies in Indonesia are expected to maintain the level of net assets above 120 per cent of solvency capital. Due to the 2008 financial crisis, the local regulator provided relief in solvency capital and the measure continued until 1 January 2012 when it was withdrawn. The withdrawal of this temporary relief did not have a significant impact on the Group's Indonesia business.

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

Malaysia

        A risk-based capital framework applies in Malaysia.

        For participating business, a gross premium reserve on the guaranteed and non-guaranteed benefits determined using best estimate assumptions is held. The amount held is subject to a minimum of a gross premium reserve on the guaranteed benefits, determined using best estimate assumptions along with provisions of risk margin for adverse deviations (PRADs) discounted at the risk-free rate.

        For non-participating business, gross premium reserves determined using best estimate assumptions along with provisions of risk margin for adverse deviations discounted at the risk-free rate are held. For linked business the value of units is held together with a non-unit reserve calculated in accordance with standard actuarial methodology.

        The risk-free rate is derived from a yield curve of zero-coupon spot yields of Malaysian Government Securities.

        Participating fund surplus is not allowed to be used to support a deficit (if any) and the capital requirement of the non-participating business. The capital requirement is calculated based on a prescribed series of risk charges with a multiplier of 175 per cent being applied to the total risk charges. The multiplier of 175 per cent is the capital target agreed between the regulator and the company.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December, 2011

D:    Life assurance business (Continued)

Vietnam

        Mathematical reserves are calculated using a modified net premium approach, set of assumptions agreed with the regulator.

        The capital requirement is determined as 4 per cent of reserves plus a specified percentage of 0.1 per cent of sums at risk for policies with original term less than or equal to five years or 0.3 per cent of sums at risk for policies with original term of more than five years. An additional capital requirement of Vietnamese Dong 200 billion (£6 million) is also required for companies transacting unit-linked business.

Korea

        Policy reserves for traditional business are determined on net premium reserve basis using pricing mortality and prescribed standard interest rates.

        For linked business, the value of units is held together with the non-unit reserves calculated in accordance with regulatory standard actuarial methodology.

        In April 2009, the capital requirement in Korea moved to being based on a risk-based regulatory framework with a two-year transition period where insurers could choose between the prior and new framework. The risk-based regulatory framework was adopted in 2009 by the Company. Under the risk-based framework, insurance companies in Korea are expected to maintain a level of free surplus in excess of the capital requirements with the general target level of solvency margin being in excess of 150 per cent of the risk-based capital.

(iv)  Group capital requirements

        In addition to the requirements at individual company level, FSA requirements under the IGD apply additional prudential requirements for the Group as a whole. Discussion of the Group's estimated IGD position at 31 December 2011, together with market risk sensitivity disclosure provided to key management, is provided in the Risk and Capital Management section under Group Risk Framework in Item 4 'Information on the Company and in Section C.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

(c)   Movements in total available capital

        Total available capital for the Group's life assurance operations has changed as follows:

	2011
	WPSF note (i)	Other UK life assurance subsidiaries and funds note (iii)	Jackson note (ii)	Asian life assurance subsidiaries note (iv)	Group Total

	£m	£m	£m	£m	£m
Available capital at 31 December 2010	6,800	1,707	2,907	1,378	12,792
Changes in assumptions	(60)	38	—	(32)	(54)
Changes in management policy	(15)	—	—	—	(15)
Changes in regulatory requirements	—	—	—	17	17
New business and other factorsnote (v)	(586)	192	(380)	130	(644)

Available capital at 31 December 2011	6,139	1,937	2,527	1,493	12,096

	2010
	WPSF note (i)	Other UK life assurance subsidiaries and funds note (iii)	Jackson note (ii)	Asian life assurance subsidiaries note (iv)	Group Total

	£m	£m	£m	£m	£m
Available capital at 31 December 2009	6,432	1,607	2,488	1,129	11,656
Changes in assumptions	(83)	30	—	(2)	(55)
Changes in management policy	364	—	—	—	364
Changes in regulatory requirements	—	—	(60)	—	(60)
New business and other factorsnote (v)	87	70	479	251	887

Available capital at 31 December 2010	6,800	1,707	2,907	1,378	12,792

Notes

(i)
WPSF

The decrease in 2011 of £661 million reflects primarily the negative effect of the lower interest rate used to value projected policyholder benefit payments, partially offset by the positive impact of investment returns earned on the opening available capital.

The increase in 2010 reflects primarily the positive effect of changes in management policy of £364 million in respect of hedge strategy, asset allocation, and other risk alignment changes.

(ii)
Jackson

The decrease of £380 million in 2011 reflects an underlying decrease of £402 million (applying the 2011 year end exchange

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

  rate of US$1.55:£1) and £22 million of exchange translation gain. The increase of £419 million in 2010 reflected an underlying increase of £340 million (applying the 2010 year end exchange rate of US$1.57:£1) and £79 million of exchange translation gain.

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

(iv)
Asian life assurance subsidiaries

The increase of £115 million in 2011 reflects an underlying increase of £134 million (applying the relevant 2011 year end exchange rates) and £19 million of exchange translation loss. The increase of £251 million in 2010 reflected an underlying increase of £127 million (applying the relevant 2010 year end exchange rates) and £124 million of exchange translation gain. The underlying increase of available capital in 2010 included the effects of the acquisition of UOB Life Assurance Limited in Singapore in February 2010.

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

        Accordingly, the excess of assets over liabilities of the PAC long-term fund is retained within that company. The retention of the capital enables it to support with-profits and other business of the fund by, for example, providing the benefits associated with smoothing and guarantees. It also provides investment flexibility for the fund's assets by meeting the regulatory capital requirements that demonstrate solvency and by absorbing the costs of significant events or fundamental changes in its long-term business, without affecting the bonus and investment policies.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

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

        Stochastic modelling of assets and liabilities is undertaken in the UK, Jackson and Asia to assess the economic capital requirements under different confidence intervals and time horizons. In addition, reserve adequacy testing under a range of scenarios and dynamic solvency testing is carried out, including under certain scenarios mandated by the UK, US and Asian regulators.

        A stochastic approach models the inter-relationship between asset and liability movements, taking into account asset correlation, management actions and policyholder behaviour under a large number of alternative economic scenarios. These scenarios are projected forward over a period of time, typically 25 years or longer, and the liabilities and solvency position of the fund are calculated in each scenario in each future year. The fund's policy on management actions, including bonus and investment policy, continue to be set in order that they are consistent with the available capital and the targeted risk of default.

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

        For businesses that are most sensitive to equity price changes, Prudential uses stochastic modelling and scenario testing to look at the future returns on its investments under different scenarios which best reflect the large diversity in returns that equities can produce. This allows Prudential to devise an investment and with-profits policyholder bonus strategy that, on the model assumptions, allows it to

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

D:    Life assurance business (Continued)

optimise returns to its policyholders and shareholders over time while maintaining appropriate financial strength. Prudential uses this methodology extensively in connection with its UK with-profits business.

(f)   Intragroup arrangements in respect of SAIF

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

E:    Asset management (including US broker-dealer) and other operations (Continued)

(a)   The profit included in the income statement in respect of asset management operations for the year is as follows:

	M&G	US	Eastspring Investments note (iii)	Total 2011	Total 2010	Total 2009

	£m	£m	£m	£m	£m	£m
Revenue, (excluding revenue of consolidated investment funds and NPH broker-dealer fees)	1,042	249	292	1,583	1,423	1,097
Revenue of consolidated investment fundsnote (i)	9	—	—	9	11	102
NPH broker-dealer feesnote (i)	—	405	—	405	369	317

Gross revenue	1,051	654	292	1,997	1,803	1,516

Charges, (excluding charges of consolidated investment funds and NPH broker-dealer fees)	(710)	(225)	(212)	(1,147)	(1,003)	(744)
Charges of consolidated investment fundsnote (i)	(9)	—	—	(9)	(11)	(102)
NPH broker-dealer feesnote (i)	—	(405)	—	(405)	(369)	(317)

Gross charges	(719)	(630)	(212)	(1,561)	(1,383)	(1,163)

Profit before tax	332	24	80	436	420	353

Comprising:
Operating profit based on longer-term investment returnsnote (b)	357	24	80	461	378	297
Short-term fluctuations in investment returnsnote (ii)	(29)	—	—	(29)	47	70
Shareholder's share of actuarial gains and losses on defined benefit pension schemes	4	—	—	4	(5)	(14)

Profit before tax	332	24	80	436	420	353

Notes
(i)
Under IFRS 8, disclosure details are required of segment revenue. The segment revenue of the Group's asset management operations is required to include two items that are for amounts which, reflecting their commercial nature, are also wholly reflected as charges within the income statement. After allowing for these charges, there is no effect on profit from these two items which are:

(a)
Investment funds which are managed on behalf of third parties and are consolidated under IFRS in recognition of the control arrangements for the funds. The gains and losses of these funds are non-recourse to M&G and the Group, and

(b)
NPH broker-dealer fees which represent commissions received, which are then paid on to the writing brokers on sales of investment products.

The presentation in the table above shows the amounts attributable to these two items so that the underlying revenue and charges can be seen.

(ii)
Short-term fluctuations in investment returns for M&G are primarily in respect of unrealised value movements on Prudential Capital's bond portfolio.

(iii)
Included within Eastspring Investments revenue and charges are £44 million of commissions (2010: £60 million; 2009: £57 million).

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

E:    Asset management (including US broker-dealer) and other operations (Continued)

(b)   M&G operating profit based on longer-term investment returns:

	2011	2010	2009

	£m	£m	£m
Asset management fee income	702	612	457
Other income	4	3	13
Staff costs	(285)	(263)	(205)
Other costs	(141)	(123)	(100)

Underlying profit before performance-related fees	280	229	165
Performance-related fees	21	17	12

Operating profit from asset management operations	301	246	177
Operating profit from Prudential Capital	56	38	61

Total M&G operating profit based on longer-term investment returns	357	284	238

        The difference between the fees and other income shown above in respect of asset management operations, and the revenue figure for M&G shown (excluding consolidated investment funds) in the main table primarily relates to total revenue of Prudential Capital (including short-term fluctuations) of £96 million (2010: £136 million; 2009: £155 million) and commissions which have been netted off in arriving at the fee income of £702 million (2010: £612 million; 2009: £457 million) in the table above. The difference in the presentation of commission is aligned with how management reviews the business.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

E:    Asset management (including US broker-dealer) and other operations (Continued)

E2:    Statement of financial position for asset management operations

        Assets, liabilities and shareholders' funds included in the Group consolidated statement of financial position in respect of asset management operations are as follows:

	M&G note (iii)	US	Eastspring Investments	Total 2011	Total 2010

	£m	£m	£m	£m	£m
Assets
Intangible assets:
Goodwillnote (iii)	1,153	16	61	1,230	1,230
Deferred acquisition costs and other intangibles assets	12	1	3	16	13

Total	1,165	17	64	1,246	1,243

Other non-investment and non-cash assets	868	179	82	1,129	1,118
Financial investments:
Loansnote (i)	1,256	—	—	1,256	1,418
Equity securities and portfolio holdings in unit trusts	587	—	7	594	151
Debt securitiesnote (ii)	1,834	—	8	1,842	1,574
Other investments	72	1	5	78	59
Deposits	30	28	31	89	80

Total financial investmentsnote (iii)	3,779	29	51	3,859	3,282

Cash and cash equivalents	1,533	45	157	1,735	1,436

Total assets	7,345	270	354	7,969	7,079

Equity and liabilities
Equity
Shareholders' equity	1,382	129	272	1,783	1,787
Non-controlling interests	5	—	—	5	4

Total equity	1,387	129	272	1,788	1,791

Liabilities
Core structural borrowing of shareholder-financed operations	250	—	—	250	250
Intragroup debt represented by operational borrowings at Group levelnote (iv)	2,956	—	—	2,956	2,560
Net asset value attributable to external holders of consolidated unit trusts and similar fundsnote (v)	678	—	—	678	458
Other non-insurance liabilitiesnote (vi)	2,074	141	82	2,297	2,020

Total liabilities	5,958	141	82	6,181	5,288

Total equity and liabilities	7,345	270	354	7,969	7,079

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

E:    Asset management (including US broker-dealer) and other operations (Continued)

Notes

(i)
Loans

The M&G loans relate to loans and receivables managed by Prudential Capital. These assets are generally secured but have no external credit ratings. Internal ratings prepared by the Group's asset management operations, as part of the risk management process, are:

	2011	2010

	£m	£m
Loans and receivables internal ratings:
A+ to A-	129	213
BBB+ to BBB-	1,000	873
BB+ to BB-	89	219
B+ to B-	38	113

Total M&G loans	1,256	1,418

  All loans in the portfolio are currently paying interest on scheduled coupon dates and no interest has been capitalised or deferred. All loans are in compliance with their covenants at 31 December 2011. The loans in the portfolio generally have ratchet mechanisms included within the loan agreements at inception so that margins increase over time to encourage early repayment or have had margins increased to reflect revised commercial terms.

(ii)
Debt securities

  Of the total debt securities at 31 December 2011 of £1,842 million, the following amounts were held by M&G.

	2011	2010

	£m	£m
M&G
AAA to A- by Standard and Poor's or Aaa rated by Moody's	1,547	1,468
Other	287	92

Total M&G debt securities	1,834	1,560

(iii)
The M&G statement of financial position includes the assets and liabilities in respect of Prudential Capital.

(iv)
Intragroup debt represented by operational borrowings at Group level

Operational borrowings for M&G are in respect of Prudential Capital's short-term fixed income security programme and comprise:

	2011	2010

	£m	£m
Commercial paper	2,706	2,311
Medium-term notes	250	249

Total intragroup debt represented by operational borrowings at Group level	2,956	2,560

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

E:    Asset management (including US broker-dealer) and other operations (Continued)

(v)
Consolidated investment funds

The M&G statement of financial position shown above includes investment funds which are managed on behalf of third-parties. In respect of these funds, the statement of financial position includes the following, which are non-recourse to M&G and the Group:

	2011	2010

	£m	£m
Cash and cash equivalents	348	304
Total investments	415	167
Other net assets and liabilities	(85)	(13)
Net asset value attributable to external unit holders	(678)	(458)

Shareholders' equity	—	—

(vi)
Other non-insurance liabilities consists primarily of intragroup balances, derivatives, liabilities and other creditors.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

E:    Asset management (including US broker-dealer) and other operations (Continued)

(b)   Reconciliation of movement in investments

        A reconciliation of the total investments of asset management operations from the beginning of the year to the end of the year is as follows:

	M&G	US	Eastspring Investments	Total

	£m	£m	£m	£m
At 1 January 2010
Total investments (including derivative assets)	2,835	15	40	2,890
Less: Derivative liabilitiesnote G3	(49)	—	—	(49)

Directly held investments, net of derivative liabilities	2,786	15	40	2,841

Net cash inflow from operating activities	310	8	11	329
Realised gains in the year	11	—	—	11
Unrealised gains and losses and exchange movements in the year	18	—	5	23

Movement in the year of directly held investments, net of derivative liabilities	339	8	16	363

At 31 December 2010/1 January 2011
Total investments (including derivative assets)	3,203	23	56	3,282
Less: Derivative liabilitiesnote G3	(78)	—	—	(78)

Directly held investments, net of derivative liabilities	3,125	23	56	3,204

Net cash inflow (outflow) from operating activities	538	6	(4)	540
Realised gains in the year	17	—	—	17
Unrealised gains and losses and exchange movements in the year	(83)	—	(1)	(84)

Movement in the year of directly held investments, net of derivative liabilities	472	6	(5)	473

At 31 December 2011
Total investments (including derivative assets)	3,779	29	51	3,859
Less: Derivative liabilities	(182)	—	—	(182)

Directly held investments, net of derivative liabilities	3,597	29	51	3,677

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

E:    Asset management (including US broker-dealer) and other operations (Continued)

E3:    Regulatory and other surplus

        Certain asset management operations are subject to regulatory requirements. The movement in the year of the surplus regulatory capital position of these operations, combined with the movement in the IFRS basis shareholders' funds for unregulated asset management operations, is as follows:

	Asset management operations
	2011				2010
	M&G	US	Eastspring Investments	Total	Total

	£m	£m	£m	£m	£m
Regulatory and other surplus
Beginning of year	187	122	123	432	322
Gains during the year	252	12	62	326	312
Movement in capital requirement	(3)	—	(11)	(14)	(23)
Capital injection	—	—	8	8	1
Distributions made	(280)	(6)	(56)	(342)	(194)
Exchange movement	—	1	1	2	14

End of year	156	129	127	412	432

        The movement in the year reflects gains driven by profits generated during the year and also changes in regulatory requirements. Distributions consist of dividends paid up to the parent company.

        The M&G figures include those for Prudential Capital.

E4:    Sensitivity of profit and shareholders' equity to market and other financial risk

(i)    Currency translation

        Consistent with the Group's accounting policies, the profits of Eastspring Investments and asset management operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. The rates for the most significant operations are shown in note B4.

        A 10 per cent increase in the relevant exchange rates would have reduced reported profit before tax attributable to shareholders and shareholders' equity, excluding goodwill attributable to Eastspring Investments and US asset management operations, by £9 million (2010: £9 million) and £30 million (2010: £28 million) respectively.

(ii)   Sensitivities to other financial risks for asset management operations

        The principal sensitivities to other financial risk of the Group's asset management operations are credit risk on the bridging loan portfolio as described in note E2 of the Prudential Capital operation and the indirect effect of changes to market values of funds under management. Due to the nature of the asset management operations there is limited direct sensitivity to movements in interest rates. Total debt securities held at 31 December 2011 by asset management operations were £1,842 million (2010: £1,574 million), the majority of which are held by the Prudential Capital operation. Debt securities held by M&G and Prudential Capital are in general variable rate bonds and so market value is limited in

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

E:    Asset management (including US broker-dealer) and other operations (Continued)

sensitivity to interest rate movements and consequently any change in interest rates would not have a material impact on profit or shareholder's equity. The Group's asset management operations do not hold significant investments in property or equities.

E5:    Other operations

        Other operations consist of unallocated corporate activities relating to Group Head Office and the Asia regional head office, with net expenditure for the year of £483 million (2010: £450 million; 2009: £395 million) as detailed in note B1. An analysis of the assets and liabilities of other operations is shown in note B5.

        The Group holds certain derivatives that are used to manage foreign currency movements and macroeconomic exposures. The fair value of these derivatives is sensitive to the combined effect of movements in exchange rates, interest rate and inflation rate. The possible permutations cover a wide range of scenarios. For indicative purposes, a reasonably possible range of fair value movements could be plus or minus approximately £75 million.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

F:    Income statement notes

F1:    Segmental information

	Year ended 31 December 2011
	Insurance operations			Asset management (note E1)
	UK	US	Asia	M&G	US	Eastspring Investments	Total segments	Unallocated corporate	Group total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Gross premiums earned	5,678	12,650	7,378	—	—	—	25,706	—	25,706
Outward reinsurance premiums	(131)	(72)	(226)	—	—	—	(429)		(429)

Earned premiums, net of reinsurance	5,547	12,578	7,152	—	—	—	25,277	—	25,277
Investment returnnote (ii)	7,604	1,447	283	128	1	2	9,465	(105)	9,360
Other income	193	(62)	155	923	653	290	2,152	(283)	1,869

Total revenue, net of reinsurance	13,344	13,963	7,590	1,051	654	292	36,894	(388)	36,506

Benefits and claims	(12,048)	(12,931)	(6,081)	—	—	—	(31,060)	—	(31,060)
Outward reinsurers' share of benefits and claimsnote (iv)	290	280	176	—	—	—	746	—	746
Movement in unallocated surplus of with-profits fundsnote(iii)	485	—	540	—	—	—	1,025	—	1,025

Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	(11,273)	(12,651)	(5,365)	—	—	—	(29,289)	—	(29,289)
Acquisition costs and other operating expenditurenote F3	(1,239)	(700)	(1,562)	(704)	(630)	(212)	(5,047)	42	(5,005)
Finance costs: interest on core structural borrowings of shareholder-financed operations	—	(13)	—	(15)	—	—	(28)	(258)	(286)

Total charges, net of reinsurance	(12,512)	(13,364)	(6,927)	(719)	(630)	(212)	(34,364)	(216)	(34,580)

Profit (loss) before tax (being tax attributable to shareholders' policyholders' returns)note (i)	832	599	663	332	24	80	2,530	(604)	1,926
Tax charge attributable to policyholders' returns	68	—	(51)	—	—	—	17	—	17

Profit (loss) from continuing operations before tax attributable to shareholders	900	599	612	332	24	80	2,547	(604)	1,943

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

F:    Income statement notes (Continued)

        This is represented in the segmental analysis of profit from continuing operations before tax attributable to shareholders in note B1 as follows:

	Year ended 31 December 2011
	Insurance operations			Asset management
	UK	US	Asia	M&G	US	Eastspring Investments	Total segments	Unallocated corporate	Group total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Operating profit (loss) based on longer-term investment returns	723	694	704	357	24	80	2,582	(512)	2,070
Short-term fluctuations in investment returns on shareholder-backed business	159	(95)	(92)	(29)	—	—	(57)	(91)	(148)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	18	—	—	4	—	—	22	(1)	21

Profit (loss) from continuing operations before tax attributable to shareholders	900	599	612	332	24	80	2,547	(604)	1,943

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

F:    Income statement notes (Continued)

	Year ended 31 December 2010
	Insurance operations			Asset management (note E1)
	UK	US	Asia	M&G	US	Eastspring Investments	Total segments	Unallocated corporate	Group total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Gross premiums earned	6,371	11,817	6,380	—	—	—	24,568	—	24,568
Outward reinsurance premiums	(128)	(83)	(146)	—	—	—	(357)	—	(357)

Earned premiums, net of reinsurance	6,243	11,734	6,234	—	—	—	24,211	—	24,211
Investment returnnote (ii)	14,374	4,576	2,744	186	1	3	21,884	(115)	21,769
Other income	233	(24)	139	768	597	248	1,961	(295)	1,666

Total revenue, net of reinsurance	20,850	16,286	9,117	954	598	251	48,056	(410)	47,646

Benefits and claims	(18,674)	(15,472)	(6,462)	—	—	—	(40,608)	—	(40,608)
Outward reinsurers' share of benefits and claims	243	49	43	—	—	—	335	—	335
Movement in unallocated surplus of with-profits fundsnote (iii)	70	—	(315)	—	—	—	(245)	—	(245)

Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	(18,361)	(15,423)	(6,734)	—	—	—	(40,518)	—	(40,518)
Acquisition costs and other operating expenditurenote F3	(1,093)	(395)	(1,662)	(628)	(576)	(179)	(4,533)	(266)	(4,799)
Finance costs: interest on core structural borrowings of shareholder-financed operations	—	(13)	—	—	—	—	(13)	(244)	(257)

Total charges, net of reinsurance	(19,454)	(15,831)	(8,396)	(628)	(576)	(179)	(45,064)	(510)	(45,574)

Profit (loss) before tax (being tax attributable to shareholders' and policyholders' returns)note (i)	1,396	455	721	326	22	72	2,992	(920)	2,072
Tax charge attributable to policyholders' returns	(536)	—	(75)	—	—	—	(611)	—	(611)

Profit (loss) from continuing operations before tax attributable to shareholders	860	455	646	326	22	72	2,381	(920)	1,461

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

F:    Income statement notes (Continued)

        This is represented in the segmental analysis of profit from continuing operations before tax attributable to shareholders in note B1 as follows:

	Year ended 31 December 2010
	Insurance operations			Asset management
	UK	US	Asia	M&G	US	Eastspring Investments	Total segments	Unallocated corporate	Group total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Operating profit (loss) based on longer-term investment returns	719	833	532	284	22	72	2,462	(521)	1,941
Short-term fluctuations in investment returns on shareholder-backed business	116	(378)	114	47	—	—	(101)	(22)	(123)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(5)	—	—	(5)	—	—	(10)	—	(10)
Costs of terminated AIA transaction	—	—	—	—	—	—	—	(377)	(377)
Gain on dilution of Group's holdings	30	—	—	—	—	—	30	—	30

Profit (loss) from continuing operations before tax attributable to shareholders	860	455	646	326	22	72	2,381	(920)	1,461

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

F:    Income statement notes (Continued)

	Year ended 31 December 2009
	Insurance operations			Asset management (note E1)
	UK	US	Asia	M&G	US	Eastspring Investments	Total segments	Unallocated corporate	Group total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Gross premiums earned	5,757	9,197	5,345	—	—	—	20,299	—	20,299
Outward reinsurance premiums	(122)	(82)	(119)	—	—	—	(323)	—	(323)

Earned premiums, net of reinsurance	5,635	9,115	5,226	—	—	—	19,976	—	19,976
Investment returnnote (ii)	17,366	5,070	4,357	420	68	74	27,355	(466)	26,889
Other income	176	(18)	110	379	432	143	1,222	12	1,234

Total revenue, net of reinsurance	23,177	14,167	9,693	799	500	217	48,553	(454)	48,099

Benefits and claims	(18,521)	(13,297)	(8,083)	—	—	—	(39,901)	—	(39,901)
Outward reinsurers' share of benefits and claims	214	12	39	—	—	—	265	—	265
Movement in unallocated surplus of with-profits fundsnote (iii)	(1,893)	—	334	—	—	—	(1,559)	—	(1,559)

Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	(20,200)	(13,285)	(7,710)	—	—	—	(41,195)	—	(41,195)
Acquisition costs and other operating expenditurenote F3	(1,508)	(383)	(1,536)	(505)	(496)	(162)	(4,590)	18	(4,572)
Finance costs: interest on core structural borrowings of shareholder-financed operations	—	(13)	—	—	—	—	(13)	(196)	(209)
Loss on sale of Taiwan agency business	—	—	(559)	—	—	—	(559)	—	(559)

Total charges, net of reinsurance	(21,708)	(13,681)	(9,805)	(505)	(496)	(162)	(46,357)	(178)	(46,535)

Profit (loss) before tax (being tax attributable to shareholders' and policyholders' returns)note (i)	1,469	486	(112)	294	4	55	2,196	(632)	1,564
Tax charge attributable to policyholders' returns	(750)	—	(68)	—	—	—	(818)	—	(818)

Profit (loss) from continuing operations before tax attributable to shareholders	719	486	(180)	294	4	55	1,378	(632)	746

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

F:    Income statement notes (Continued)

        This is represented in the segmental analysis of profit from continuing operations before tax attributable to shareholders in note B1 as follows:

	Year ended 31 December 2009
	Insurance operations			Asset management
	UK	US	Asia	M&G	US	Eastspring Investments	Total segments	Unallocated corporate	Group total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Operating profit based on longer-term investment returns	657	618	410	238	4	55	1,982	(418)	1,564
Short-term fluctuations in investment returns on shareholder-backed business	108	(132)	31	70	—	—	77	(200)	(123)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(46)	—	—	(14)	—	—	(60)	(14)	(74)
Loss on sale and results for Taiwan agency business	—	—	(621)	—	—	—	(621)	—	(621)

Profit (loss) from continuing operations before tax attributable to shareholders	719	486	(180)	294	4	55	1,378	(632)	746

Notes

(i)
The measure is the formal profit (loss) before tax measure under IFRS but is not the result attributable to shareholders.

(ii)
Investment return principally comprises:

–
Interest and dividends;

–
Realised and unrealised gains and losses on securities and derivatives classified as fair value through profit and loss under IAS 39; and

–
Realised gains and losses, including impairment losses, on securities classified as available-for-sale under IAS 39.

(iii)
The movement in unallocated surplus of with-profits funds for Asia above includes movement relating to the Hong Kong branch of PAC. For the purpose of the presentation of unallocated surplus of with-profits funds within the statement of financial position, the Hong Kong branch balance is shown within the unallocated surplus of the PAC with-profits sub-fund.

(iv)
The increase in the credit for outwards reinsurers' share of benefits and claims for Jackson from 2010 to 2011 arises from the fair value movement on the GMIB reinsurance in 2011. As the GMIB reinsurance is net settled it is considered to be a derivative under IAS 39. The movement was particularly high in 2011 due to the reduction in US interest rates in 2011.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

F:    Income statement notes (Continued)

F2:    Revenue

	2011	2010	2009

	£m	£m	£m
Long-term business premiums
Insurance contract premiums	24,831	23,647	19,347
Investment contracts with discretionary participation feature premiums	735	750	789
Inwards reinsurance premiums	140	171	163
Less: reinsurance premiums ceded	(429)	(357)	(323)

Earned premiums, net of reinsurancenote (iv)	25,277	24,211	19,976

Investment return
Realised and unrealised gains and losses on securities at fair value through profit and loss	866	14,728	18,175
Realised and unrealised losses and gains on derivatives at fair value through profit and loss	86	(891)	1,164
Realised losses on available-for-sale securities, previously recognised in other comprehensive income	101	(51)	(420)
Realised losses on loans	(43)	(12)	(115)
Interestnotes (i), (ii)	6,440	5,976	5,575
Dividends	1,304	1,394	1,755
Other investment return	606	625	755

Investment return	9,360	21,769	26,889

Fee income from investment contract business and asset managementnotes (iii), (iv)	1,869	1,666	1,234

Total revenue	36,506	47,646	48,099

Notes

(i)
The segmental analysis of interest income is as follows:

	2011	2010	2009

	£m	£m	£m
Insurance operations:
UK	4,286	4,371	3,848
US	1,717	1,014	1,051
Asia	339	412	522
Asset management operations:
M&G	110	127	140
US	1	—	2
Eastspring Investments	3	2	2

Total segment	6,456	5,926	5,565

Unallocated corporate	(16)	50	10

Total	6,440	5,976	5,575

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

F:    Income statement notes (Continued)

(ii)
Interest income includes £8 million (2010: £8 million; 2009: £7 million) accrued in respect of impaired securities.

(iii)
Fee income includes £13 million (2010: £11 million; 2009: £1 million) relating to financial instruments that are not held at fair value through profit and loss.

These fees primarily related to prepayment fees, late fees and syndication fees.

(iv)
The following table provides additional segmental analysis of revenue from external customers:

	2011
	Asia	US	UK	Intragroup	Total

	£m	£m	£m	£m	£m
Revenue from external customers:
Insurance operations	7,307	12,516	5,740	—	25,563
Asset management	290	653	923	(323)	1,543
Unallocated corporate	—	—	40	—	40
Intragroup revenue eliminated on consolidation	(93)	(68)	(162)	323	—

Total revenue from external customers	7,504	13,101	6,541	—	27,146

	2010
	Asia	US	UK	Intragroup	Total

	£m	£m	£m	£m	£m
Revenue from external customers:
Insurance operations	6,373	11,710	6,476	(10)	24,549
Asset management	248	597	768	(314)	1,299
Unallocated corporate	—	—	29	—	29
Intragroup revenue eliminated on consolidation	(77)	(72)	(175)	324	—

Total revenue from external customers	6,544	12,235	7,098	—	25,877

	2009
	Asia	US	UK	Intragroup	Total

	£m	£m	£m	£m	£m
Revenue from external customers:
Insurance operations	5,336	9,097	5,822	(11)	20,244
Asset management	213	499	513	(271)	954
Unallocated corporate	—	—	12	—	12
Intragroup revenue eliminated on consolidation	(70)	(67)	(145)	282	—

Total revenue from external customers	5,479	9,529	6,202	—	21,210

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

F:    Income statement notes (Continued)

        Revenue from external customers is made up of the following:

	2011	2010	2009

	£m	£m	£m
Earned premiums, net of reinsurance	25,277	24,211	19,976
Fee income from investment contract business and asset management (presented as 'Other income')	1,869	1,666	1,234

Total revenue from external customers	27,146	25,877	21,210

  In their capacity as fund managers to fellow Prudential Group subsidiaries, M&G, Eastspring Investments and US asset management businesses generate fees for investment management and related services. These services are charged at appropriate arm's length prices, typically priced as a percentage of funds under management. Intragroup fees included within asset management revenue were earned by the following asset management segment:

	2011	2010	2009

	£m	£m	£m
Intragroup revenue generated by:
M&G	162	165	134
Eastspring Investments	93	77	70
US broker-dealer and asset management (including Curian)	68	72	67

Total intragroup fees included within asset management segment	323	314	271

        In 2010 a further £10 million (2009: £11 million) of intragroup revenue was recorded between UK insurance operations for services, typically charged as a percentage of funds under management.

        Revenue from external customers of Asian, US and UK insurance operations shown above are net of outwards reinsurance premiums of £226 million, £72 million, and £131 million respectively (2010: £146 million, £83 million and £128 million respectively; 2009: £119 million, £82 million, and £122 million respectively).

        In Asia, revenue from external customers from no individual country exceeds 10 per cent of the Group total. The largest country is Singapore with a total revenue from external customers of £1,383 million (2010: Hong Kong £1,246 million; 2009: Hong Kong £1,013 million).

        Due to the nature of the business of the Group, there is no reliance on any major customers.

F3:    Acquisition costs and other expenditure

	2011	2010	2009

	£m	£m	£m
Acquisition costs incurred	2,264	2,024	1,796
Acquisition costs deferred less amortisation of acquisition costs	(635)	(918)	(763)
Administration costs and other expenditure	3,524	3,496	2,924
Movements in amounts attributable to external unit holders	(148)	197	615

Total acquisition costs and other expenditure	5,005	4,799	4,572

Notes

(i)
The acquisition costs as shown in the table above relate to policy acquisition costs. Acquisition costs from business combinations are included within other expenditure. Acquisition costs in 2011 comprise amounts related to insurance

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

F:    Income statement notes (Continued)

  contracts of £1,564 million (2010: £941 million; 2009: £871 million), and investment contracts and asset management contracts of £65 million (2010: £165 million; 2009: £162 million).

(ii)
There were no fee expenses relating to financial liabilities held at amortised cost included in acquisition costs in 2011, 2010 and 2009.

(iii)
The total depreciation and amortisation expense of £641 million (2010: £309 million; 2009: £377 million) which is primarily borne by the insurance operations. The segmental analysis of total depreciation and amortisation expense is as follows:

	2011	2010	2009

	£m	£m	£m
Insurance operations:
UK	55	35	25
US	278	(6)	88
Asia	286	258	246
Asset management operations:
M&G	7	8	2
US	1	2	2
Eastspring Investments	4	4	4

Total segment	631	301	367

Unallocated corporate	10	8	10

Total	641	309	377

(iv)
Interest expense, excluding interest on core structural borrowings of shareholder-financed operations, amounted to £123 million (2010: £113 million; 2009: £89 million) and is included within total acquisition costs and other operating expenditure as part of investment management expenses. The segmental analysis of this interest expense is as follows:

	2011	2010	2009

	£m	£m	£m
Insurance operations:
UK	49	28	28
US	31	33	32
Asia	10	13	1
Asset management operations:
M&G	11	19	—

Total segment	101	93	61

Unallocated corporate	22	20	28

Total	123	113	89

(v)
Movements in amounts attributable to external unit holders comprises £28 million (2010: £61 million; 2009:£310 million) for UK insurance operations and £120 million (2010: £136 million; 2009:£305 million) for Asian insurance operations.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

F:    Income statement notes (Continued)

(vi)
The total amounts for acquisition costs and other expenditure shown above includes Corporate Expenditure shown in note B1 (Segment disclosure—income statement). The charge for Corporate Expenditure comprises:

	2011	2010	2009

	£m	£m	£m
Group head office
Regular and project costs	(156)	(150)	(145)
Provision for property leases and other non-recurrent items	(12)	(25)	(6)

	(168)	(175)	(151)

Asia regional office
Gross costs	(86)	(90)	(95)
Recharges to Asia operations	35	42	38

	(51)	(48)	(57)

Total	(219)	(223)	(208)

F4:    Finance costs: Interest on core structural borrowings of shareholder-financed operations

        Finance costs of £286 million (2010: £257 million; 2009: £209 million) comprise £258 million (2010: £244 million; 2009: £196 million) interest on core debt of the parent company, £13 million (2010: £13 million; 2009: £13 million) on US insurance operations' surplus notes and £15 million (2010: nil; 2009: nil) on PruCap's bank loan.

F5:    Tax

(a)   Total tax charge by nature of expense

        An analysis of the total tax benefit (expense) of continuing operations recognised in the income statement by nature of benefit (expense) is as follows:

	2011	2010	2009

	£m	£m	£m
Current tax expense:
Corporation tax	(775)	(378)	(500)
Adjustments in respect of prior years	33	287	(29)

Total current tax	(742)	(91)	(529)

Deferred tax arising from:
Origination and reversal of temporary differences	253	(518)	(340)
Credit (expense) in respect of a previously unrecognised tax loss, tax credit or temporary difference from a prior period	57	(27)	(4)

Total deferred tax credit (charge)	310	(545)	(344)

Total tax charge	(432)	(636)	(873)

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

F:    Income statement notes (Continued)

        The total tax expense arises as follows:

	2011	2010	2009

	£m	£m	£m
Current tax expense:
UK	(475)	(61)	(527)
Foreign	(267)	(30)	(2)

	(742)	(91)	(529)

Deferred tax credit (charge):
UK	455	(252)	(368)
Foreign	(145)	(293)	24

	310	(545)	(344)

Total	(432)	(636)	(873)

        The current tax charge of £742 million includes £16 million (2010: charge of £13 million; 2009: charge of £6 million) in respect of the tax charge for Hong Kong. The Hong Kong current tax charge is calculated as 16.5 per cent for all periods on either (i) 5 per cent of the net insurance premium or (ii) the estimated assessable profits, depending on the nature of the business written.

        The total tax charge comprises tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders as shown below.

	2011
				2010	2009
	Current tax	Deferred tax
Tax charge			Total	Total	Total

	£m	£m	£m	£m	£m
Tax credit (charge) to policyholders' returns	(410)	427	17	(611)	(818)
Tax charge attributable to shareholders	(332)	(117)	(449)	(25)	(55)

Total tax charge	(742)	310	(432)	(636)	(873)

        The principal reason for the reduction in the tax charge attributable to policyholders' returns relates to a decrease in deferred tax on unrealised gains and losses on investments.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

F:    Income statement notes (Continued)

        The tax charge attributable to shareholders of £449 million for 2011 (2010: charge of £25 million; 2009: charge of £55 million) comprises:

	2011			2010	2009
Tax charge	Current tax	Deferred tax	Total	Total	Total

	£m	£m	£m	£m	£m
UK tax	(135)	17	(118)	187	(176)
Overseas tax	(197)	(134)	(331)	(212)	121

Total tax charge	(332)	(117)	(449)	(25)	(55)

        The total deferred tax credit/(charge) arises as follows:

	2011	2010	2009

	£m	£m	£m
Unrealised gains and losses on investments	129	(217)	(35)
Balances relating to investment and insurance contracts	108	(28)	(12)
Short-term timing differences	66	(431)	(105)
Capital allowances	2	(8)	1
Unused tax losses	5	139	(193)

Deferred tax charge	310	(545)	(344)

        In 2011, a deferred tax charge of £187 million (2010: charge of £287 million; 2009: charge of £546 million) has been taken through other comprehensive income. Other movements in deferred tax totalling a £22 million charge is mainly comprised of foreign exchange movements. When these amounts are taken with the deferred tax charge shown above the result is a decrease of £0.1 billion in the Group's net deferred tax liability (2010: increase of £0.9 billion; 2009: increase of £0.8 billion).

(b)   Reconciliation of effective tax rate

        The total tax charge is attributable to shareholders and policyholders as summarised in the income statement.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

F:    Income statement notes (Continued)

(i)    Summary of pre-tax profit and tax credit (charge)

        The income statement includes the following items:

	2011	2010	2009

	£m	£m	£m
Profit before tax	1,926	2,072	1,564
Tax credit (charge) attributable to policyholders' returns	17	(611)	(818)

Profit before tax attributable to shareholders	1,943	1,461	746
Tax attributable to shareholders' profits:
Tax charge	(432)	(636)	(873)
Less: tax attributable to policyholders' returns	(17)	611	818

Tax charge attributable to shareholders' returns	(449)	(25)	(55)

Profit for the year	1,494	1,436	691

(ii)   Overview

        For the purposes of explaining the relationship between tax expense and accounting profit, it is appropriate to consider the sources of profit and tax by reference to those that are attributable to shareholders and policyholders, as follows:

	2011			2010			2009
	Attributable to shareholders	Attributable to policyholders*	Total	Attributable to shareholders	Attributable to policyholders*	Total	Attributable to shareholders	Attributable to policyholders*	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Profit (loss) before tax	1,943	(17)	1,926	1,461	611	2,072	746	818	1,564
Taxation charge:
Expected tax rate	29%	100%	28%	28%	100%	49%	31%	100%	67%

Expected tax (charge) credit	(559)	17	(542)	(406)	(611)	(1,017)	(233)	(818)	(1,051)
Variance from expected tax chargenote[v](ii)	110	—	110	381	—	381	178	—	178

Actual tax (charge) credit	(449)	17	(432)	(25)	(611)	(636)	(55)	(818)	(873)
Average effective tax rate	23%	100%	22%	2%	100%	31%	7%	100%	56%

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

F:    Income statement notes (Continued)

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

F:    Income statement notes (Continued)

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

        The tax expense attributable to policyholders is a combination of current and deferred tax charges and reflects the nature of the income and expenditure of the with-profits and unit-linked funds. The current tax charge element reflects the element for the funds, determined on the I-E basis (as described in note (iii) above) that is attributable to policyholders. For policyholder deferred tax, normally the most significant element reflects the movement on unrealised appreciation on investments. These investments are accounted for under IAS 39 on a fair value through profit or loss basis with attaching deferred tax charges or credits.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

F:    Income statement notes (Continued)

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

F:    Income statement notes (Continued)

(v)   Reconciliation of tax charge on profit attributable to shareholders for continuing operations:

2011	Asian insurance operations	US insurance operations	UK insurance operations	Other operations	Total

	£m (except for tax rates)
Profit (loss) before tax attributable to shareholders:
Operating profit based on longer-term investment returnsnote (iii)	704	694	723	(51)	2,070
Short-term fluctuations in investment returns	(92)	(95)	159	(120)	(148)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	18	3	21

Total	612	599	900	(168)	1,943

Expected tax rate:note (i)
Operating profit based on longer-term investment returnsnote (iii)	24%	35%	27%	27%	28%
Short-term fluctuations in investment returns	20%	35%	27%	27%	28%
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	0%	0%	27%	27%	27%

Expected tax (charge) credit based on expected tax rates:
Operating profit based on longer-term investment returnsnote (iii)	(169)	(243)	(195)	14	(593)
Short-term fluctuations in investment returns	18	33	(43)	32	40
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	(5)	(1)	(6)

Total	(151)	(210)	(243)	45	(559)

Variance from expected tax charge:note (ii)
Operating profit based on longer-term investment returnsnote (iii)	47	43	5	50	145
Short-term fluctuations in investment returns	(20)	—	8	(24)	(36)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	1	—	1

Total	27	43	14	26	110

Actual tax (charge) credit:
Operating profit based on longer-term investment returnsnote (iii)	(122)	(200)	(190)	64	(448)
Short-term fluctuations in investment returns	(2)	33	(35)	8	4
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	(4)	(1)	(5)

Total	(124)	(167)	(229)	71	(449)

Actual tax rate:
Operating profit based on longer-term investment returns	17%	29%	26%	125%	22%
Total profit	20%	28%	25%	42%	23%

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

F:    Income statement notes (Continued)

2010	Asian insurance operations	US insurance operations	UK insurance operations	Other operations	Total

	£m (except for tax rates)
Profit (loss) before tax attributable to shareholders:note (iii)
Operating profit based on longer-term investment returns	532	833	719	(143)	1,941
Short-term fluctuations in investment returns	114	(378)	116	25	(123)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	(5)	(5)	(10)
Costs of terminated AIA transaction	—	—	—	(377)	(377)
Gain on dilution of Group's holdings	—	—	30	—	30

Total	646	455	860	(500)	1,461

Expected tax rate:note (i)
Operating profit based on longer-term investment returnsnote (iii)	22%	35%	28%	28%	29%
Short-term fluctuations in investment returns	25%	35%	28%	28%	52%
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	28%	28%	20%
Costs of terminated AIA transaction	—	—	—	28%	28%
Gain on dilution of Group's holdings	—	—	28%	—	28%

Expected tax (charge) credit based on expected tax rates:
Operating profit based on longer-term investment returnsnote (iii)	(117)	(292)	(201)	40	(570)
Short-term fluctuations in investment returns	(29)	132	(32)	(7)	64
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	1	1	2
Costs of terminated AIA transaction	—	—	—	106	106
Gain on dilution of Group's holdings	—	—	(8)	—	(8)

Total	(146)	(160)	(240)	140	(406)

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

F:    Income statement notes (Continued)

2010	Asian insurance operations	US insurance operations	UK insurance operations	Other operations	Total

	£m (except for tax rates)
Variance from expected tax charge:note (ii)
Operating profit based on longer-term investment returnsnote (iii)	59	43	18	237	357
Short-term fluctuations in investment returns	21	—	—	7	28
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	—	1	1
Costs of terminated AIA transaction	—	—	—	(13)	(13)
Gain on dilution of Group's holdings	—	—	8	—	8

Total	80	43	26	232	381

Actual tax (charge) credit:
Operating profit based on longer-term investment returns, excluding exceptional tax credit	(58)	(249)	(183)	119	(371)
Exceptional tax credit*	—	—	—	158	158

Operating profit based on longer-term investment returns	(58)	(249)	(183)	277	(213)
Short-term fluctuations in investment returns	(8)	132	(32)	—	92
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	1	2	3
Costs of terminated AIA transaction	—	—	—	93	93
Gain on dilution of Group's holdings	—	—	—	—	—

Total	(66)	(117)	(214)	372	(25)

Actual tax rate:
Operating profit based on longer-term investment returns	11%	30%	25%	194%	11%
Total profit	10%	26%	25%	74%	2%

Actual tax rate (excluding exceptional tax credit*):
Operating profit based on longer-term investment returns	11%	30%	25%	83%	19%
Total profit	10%	26%	25%	43%	13%

*
The tax charge attributable to shareholders' return included an exceptional tax credit of £158 million which primarily related to the impact of settlement agreed with the UK tax authorities.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

F:    Income statement notes (Continued)

2009	Asian insurance operations	US insurance operations	UK insurance operations	Other operations	Total

	£m (except for tax rates)
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

Expected tax rate:note (i)
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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

F:    Income statement notes (Continued)

2009	Asian insurance operations	US insurance operations	UK insurance operations	Other operations	Total

	£m (except for tax rates)
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

(ii)
For 2011, 2010 and 2009, the principal variances arise from a number of factors, including:

(a)
Asian long-term operations

For 2011 and 2010, profits in certain countries which are not taxable along with utilising brought forward tax losses on which no deferred tax assets were previously recognised, partly offset by the inability to fully recognise deferred tax assets on losses being carried forward. The increase in the overall Asia tax rate from 2010 to 2011 primarily reflects recent fiscal developments in Indonesia affecting the life insurance industry.

For 2009 profits in certain countries which are not taxable partly offset by the inability to fully recognise deferred tax assets on losses being carried forward.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

F:    Income statement notes (Continued)

  (b)
  Jackson

  For 2011 and 2010, the benefit reflects the deduction from taxable income of a proportion of dividends received attributable to the variable annuity business.

  For 2009, the ability to fully recognise deferred tax assets on losses brought forward which we were previously unable to recognise together with income subject to a lower level of taxation and the benefit of a deduction from taxable income of a proportion of dividends received attributable to the variable annuity business.

  (c)
  UK insurance operations

  For 2011 the benefit reflects the effect of the reduction in UK corporation tax rate on deferred tax liabilities and the different tax bases of UK life business, partially offset by routine revisions to prior period tax returns. For 2010, the benefit arises from routine revisions to prior period tax returns and the different tax bases of UK life business.

  For 2009, adjustments in respect of prior year tax charge and different tax bases of UK life business.

  (d)
  Other operations

  For 2011 the settlement of outstanding issues with HMRC at an amount below that previously provided, partly offset by prior year adjustments arising from the revisions of prior period tax returns. For 2010, an exceptional tax credit which primarily related to the impact of the settlement agreed with the UK tax authorities and the ability to recognise a deferred tax credit on various tax losses which we were previously unable to recognise, partly offset by the inability to fully recognise a tax credit in respect of non deductible capital costs incurred in relation to the terminated AIA transaction.

  For 2009, the ability to recognise a deferred tax asset on various tax losses which we were previously unable to recognise partly offset by adjustments in respect of the prior year tax charge.

  (e)
  For 2009, the actual tax rate in relation to Asia excluding the result for the sold Taiwan agency business would have been 13 per cent.

(iii)
Operating profit based on longer-term investment returns is net of attributable restructuring costs and development expenses.

Related tax charges are determined on the basis of current taxation legislation.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

F:    Income statement notes (Continued)

impact on shareholders' profit. The table below provides a breakdown of the investment return for each regional operation attributable to each type of business.

	2011	2010	2009

	£m	£m	£m
Asian operations
Policyholder returns
Assets backing unit-linked liabilities	(812)	1,279	2,539
With-profits business	756	1,039	1,519

	(56)	2,318	4,058

Shareholder returns	341	429	373

Total	285	2,747	4,431

US operations
Policyholder returns
Assets held to back (separate account) unit-linked liabilities	(869)	3,520	3,760

Shareholder returns
Realised gains and losses (including impairment losses on available-for-sale bonds)	(238)	21	(529)
Value movements on derivative hedging programme for general account business	841	20	340
Interest/dividend income and value movements on other financial instruments for which fair value movements are booked in the income statement	1,714	1,016	1,567

	2,317	1,057	1,378

Total	1,448	4,577	5,138

UK operations
Policyholder returns
Scottish Amicable Insurance Fund (SAIF)	321	1,075	1,438
Assets held to back unit-linked liabilities	208	2,119	2,947
With-profits fund (excluding SAIF)	4,094	8,815	10,461

	4,623	12,009	14,846

Shareholder returns
Prudential Retirement Income Limited (PRIL)	2,153	1,717	1,827
Other business	956	834	1,113

	3,109	2,551	2,940

Total	7,732	14,560	17,786

Unallocated corporate
Shareholder returns	(105)	(115)	(466)

Group Total
Policyholder returns	3,698	17,847	22,664
Shareholder returns	5,662	3,922	4,225

Total	9,360	21,769	26,889

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

F:    Income statement notes (Continued)

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

  •
  separate account business of US operations, the investment return of which is also wholly attributable to policyholders; and

  •
  with-profits business (excluding SAIF) in the UK and Asia (in which the shareholders' economic interest, and the basis of recognising IFRS basis profits, is restricted to a share of the actuarially determined surplus for distribution (in the UK 10 per cent)). Except for this surplus the investment return of the with-profit funds is attributable to policyholders (through the asset-share liabilities) or the unallocated surplus, which is accounted for as a liability under IFRS 4.

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

        Changes in shareholder investment returns for US operations reflect primarily movements in the investment income, movements in the value of derivative instruments, and realised gains and losses. The derivatives are held to manage general account assets and liabilities, and variable annuity guarantees under a dynamic hedging programme. Separately reflecting Jackson's types of business an allocation is made to policyholders through the application of crediting rates.

        The majority of the investments held to back the US general account business are debt securities for which the available-for-sale designation is applied for IFRS basis reporting. Under this designation the return included in the income statement reflects the aggregate of investment income and realised gains and losses (including impairment losses). However, movements in unrealised appreciation or depreciation are recognised in other comprehensive income. The return on these assets is attributable to shareholders.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

F:    Income statement notes (Continued)

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

        Benefits and claims and movements in unallocated surplus of with-profits funds net of reinsurance can be further analysed as follows:

	2011
	Asia	US	UK	Total

	£m	£m	£m	£m
Claims incurred	(2,955)	(4,678)	(10,103)	(17,736)
Increase in policyholder liabilities	(2,950)	(7,973)	(1,655)	(12,578)
Movement in unallocated surplus of with-profits funds(note)	540	—	485	1,025

	(5,365)	(12,651)	(11,273)	(29,289)

	2010
	Asia	US	UK	Total

	£m	£m	£m	£m
Claims incurred	(2,595)	(4,348)	(9,941)	(16,884)
Increase in policyholder liabilities	(3,824)	(11,075)	(8,490)	(23,389)
Movement in unallocated surplus of with-profits funds(note)	(315)	—	70	(245)

	(6,734)	(15,423)	(18,361)	(40,518)

	2009
	Asia	US	UK	Total

	£m	£m	£m	£m
Claims incurred	(1,814)	(4,092)	(9,875)	(15,781)
Increase in policyholder liabilities	(6,230)	(9,193)	(8,432)	(23,855)
Movement in unallocated surplus of with-profits funds(note)	334	—	(1,893)	(1,559)

	(7,710)	(13,285)	(20,200)	(41,195)

Note

The unallocated surplus of with-profits funds represents the excess of assets of with-profits funds over policyholder and other liabilities of the funds. The surplus is therefore sensitive to the measurement basis of the assets and liabilities. The movements on unallocated surplus of with-profits funds also reflect the impact of market fluctuations of investment values backing the surplus. The Asia movement principally arises in the Hong Kong branch operation.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

G:    Financial assets and liabilities

G1:    Financial instruments—Designation and fair values

        The Group designates all financial assets as either fair value through profit and loss, available-for-sale, or as loans and receivables. Financial liabilities are designated as either fair value through profit and loss, amortised cost, or as investment contracts with discretionary participation features accounted for under IFRS 4 as described in note A4.

	2011
	Fair value through profit and loss	Available- for-sale	Loans and receivables	Total carrying value	Fair value

	£m	£m	£m	£m	£m
Financial assets
Cash and cash equivalents	—	—	7,257	7,257	7,257
Deposits	—	—	10,708	10,708	10,708
Equity securities and portfolio holdings in unit trusts	87,349	—	—	87,349	87,349
Debt securitiesnote (i)	97,482	27,016	—	124,498	124,498
Loansnote (ii)	279	—	9,435	9,714	9,828
Other investmentsnote (iii)	7,509	—	—	7,509	7,509
Accrued investment income	—	—	2,710	2,710	2,710
Other debtors	—	—	987	987	987

	192,619	27,016	31,097	250,732

	2011
	Fair value through profit and loss note (v)	Amortised cost	IFRS 4 basis value	Total carrying value	Fair value

	£m	£m	£m	£m	£m
Financial liabilities
Core structural borrowings of shareholder-financed operationsnotes (i), H13	—	3,611	—	3,611	3,815
Operational borrowings attributable to shareholder-financed operationsH13	—	3,340	—	3,340	3,340
Borrowings attributable to with-profits fundsH13	39	933	—	972	978
Obligations under funding, securities lending and sale and repurchase agreements	—	3,114	—	3,114	3,144
Net asset value attributable to unit holders of consolidated unit trust and similar funds	3,840	—	—	3,840	3,840
Investment contracts with discretionary participation featuresnote (iv)	—	—	29,745	29,745	—
Investment contracts without discretionary participation features	15,056	1,911	—	16,967	17,008
Other creditors	281	2,263	—	2,544	2,544
Derivative liabilities	3,054	—	—	3,054	3,054
Other liabilities	—	1,249	—	1,249	1,249

	22,270	16,421	29,745	68,436

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

G:    Financial assets and liabilities (Continued)

	2010
	Fair value through profit and loss	Available- for-sale	Loans and receivables	Total carrying value	Fair value

	£m	£m	£m	£m	£m
Financial assets
Cash and cash equivalents	—	—	6,631	6,631	6,631
Deposits	—	—	9,952	9,952	9,952
Equity securities and portfolio holdings in unit trusts	86,635	—	—	86,635	86,635
Debt securitiesnote (i)	90,027	26,325	—	116,352	116,352
Loansnote (ii)	227	—	9,034	9,261	9,488
Other investmentsnote (iii)	5,779	—	—	5,779	5,779
Accrued investment income	—	—	2,668	2,668	2,668
Other debtors	—	—	903	903	903

	182,668	26,325	29,188	238,181

	2010
	Fair value through profit and loss note (v)	Amortised cost	IFRS 4 basis value	Total carrying value	Fair value

	£m	£m	£m	£m	£m
Financial liabilities
Core structural borrowings of shareholder-financed operationsnotes (i), H13		3,676	—	3,676	3,866
Operational borrowings attributable to shareholder-financed operationsH13	—	3,004	—	3,004	2,991
Borrowings attributable to with-profits fundsH13	82	1,440	—	1,522	1,524
Obligations under funding, securities lending and sale and repurchase agreements	—	4,199	—	4,199	4,236
Net asset value attributable to unit holders of consolidated unit trust and similar funds	3,372	—	—	3,372	3,372
Investment contracts with discretionary participation featuresnote (iv)	—	—	25,732	25,732	—
Investment contracts without discretionary participation features	15,822	1,882	—	17,704	17,652
Other creditors	—	2,321	—	2,321	2,321
Derivative liabilities	2,037	—	—	2,037	2,037
Other liabilities	—	1,129	—	1,129	1,129

	21,313	17,651	25,732	64,696

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

G:    Financial assets and liabilities (Continued)

Notes

(i)
As at 31 December 2011, £523 million (2010: £685 million) of convertible bonds were included in debt securities and £702 million (2010: £352million) were included in borrowings.

(ii)
Loans and receivables are reported net of allowance for loan losses of £89 million (2010: £52 million).

(iii)
See note G3 for details of the derivative assets included. The balance also contains the PAC with-profits fund's participation in various investment funds and limited liability property partnerships.

(iv)
It is impractical to determine the fair value of investment contracts with discretionary participation features due to the lack of a reliable basis to measure such features.

(v)
For financial liabilities designated as fair value through profit and loss, the impact on profit from movements in credit risk during 2011 and 2010 was negligible.

Determination of fair value

        The fair values of the financial assets and liabilities of the Group have been determined on the following bases.

        The fair values of the financial instruments for which fair valuation is required under IFRS are determined by the use of current market bid prices for exchange-quoted investments, or by using quotations from independent third-parties, such as brokers and pricing services or by using appropriate valuation techniques. Investments valued using valuation techniques include financial investments which by their nature do not have an externally quoted price based on regular trades and financial investments for which markets are no longer active as a result of market conditions e.g. market illiquidity. The valuation techniques used include comparison to recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and, if applicable, enterprise valuation. These techniques may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these instruments. When determining the inputs into the valuation techniques used priority is given to publicly available prices from independent sources when available, but overall the source of pricing is chosen with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date.

        The fair value estimates are made at a specific point in time, based upon available market information and judgments about the financial instruments, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Group's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realisation of unrealised gains or losses from selling the financial instrument being fair valued. In some cases the disclosed value cannot be realised in immediate settlement of the financial instrument.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

G:    Financial assets and liabilities (Continued)

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

Level 1, 2 and 3 fair value measurement hierarchy of Group financial instruments

        The table below includes financial instruments carried at fair value analysed by level of the IFRS 7 defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

        The classification criteria and its application to Prudential can be summarised as follows:

Level 1—quoted prices (unadjusted) in active markets for identical assets and liabilities

        Level 1 includes financial instruments where there is clear evidence that the valuation is based on a quoted publicly traded price in an active market (e.g. exchange listed equities, mutual funds with quoted prices and exchange traded derivatives.)

Level 2—inputs other than quoted prices included within level 1 that are observable either directly (i.e. as prices) or indirectly (i.e. derived from prices)

        Level 2 includes investments where a direct link to an actively traded price is not readily apparent, but which are valued using inputs which are largely observable either directly (i.e. as prices) or indirectly (i.e. derived from prices). A significant proportion of the Group's level 2 assets are corporate bonds, structured securities and other non-national government debt securities. These assets, in line with market practice, are generally valued using independent pricing services or third-party broker quotes. These valuations are determined using independent external quotations from multiple sources and are subject to a number of monitoring controls, such as monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

G:    Financial assets and liabilities (Continued)

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

        Of the total level 2 debt securities of £94,378 million at 31 December 2011 (31 December 2010: £89,948 million), £6,847 million are valued internally (31 December 2010: £6,638 million). The majority of such securities are valued using matrix pricing, which is based on assessing the credit quality of the underlying borrower to derive a suitable discount rate relative to government securities of a comparable duration. Under matrix pricing, the debt securities are priced taking the credit spreads on comparable quoted public debt securities and applying these to the equivalent debt instruments factoring in a specified liquidity premium. The majority of the parameters used in this valuation technique are readily observable in the market and, therefore, are not subject to interpretation.

Level 3—Significant inputs for the asset or liability that are not based on observable market data (unobservable inputs)

        Level 3 includes investments which are internally valued or subject to a significant number of unobservable assumptions (e.g. private equity funds and certain derivatives which are bespoke or long dated).

        At 31 December 2011 the Group held £4,565 million (2010: £4,573 million), two per cent of the fair valued financial investments, net of derivative liabilities (2010: two per cent), within level 3. Of these amounts £3,732 million (2010: £3,705 million) was held by the Group's participating funds and therefore shareholders' profit and equity are not impacted by movements in the valuation of these financial instruments. At 31 December 2011, the £3,732 million (2010: £3,705 million) represented 4.3 per cent (2010: 4.2 per cent) of the total level 3 fair valued financial instruments, net of derivative liabilities of the participating funds.

        Of the £800 million level 3 fair valued financial investments, net of derivative liabilities at 31 December 2011 (2010: £866 million), which support non-linked shareholder-backed business (representing 1.3 per cent of the total fair valued financial investments net of derivative liabilities backing this business (2010: 1.6 per cent)), £757 million of net assets are externally valued and £43 million of net liabilities are internally valued (2010: net assets of £728 million and £138 million respectively). Internal valuations, which represent 0.1 per cent of the total fair valued financial investments net of derivative liabilities supporting non-linked shareholder-backed business at 31 December 2011 (2010: 0.2 per cent), are inherently more subjective than external valuations.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

G:    Financial assets and liabilities (Continued)

        If the value of all internally valued level 3 investments backing non-linked shareholder-backed business was varied downwards by 10 per cent, the change in valuation would be £4 million (2010: £14 million), which would reduce shareholders' equity by this amount before tax. Of this amount a £1 million decrease (2010: £7 million increase) would pass through the income statement substantially as part of short-term fluctuations in investment returns outside of operating profit and a £3 million decrease (2010: offset by an £7 million decrease) would be included as part of other comprehensive income, being unrealised movements on assets classified as available-for-sale.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

G:    Financial assets and liabilities (Continued)

	31 December 2011
	Level 1	Level 2	Level 3	Total

	£m	£m	£m	£m
Analysis of financial investments, net of derivative liabilities by business type
With-profits
Equity securities and portfolio holdings in unit trusts	24,001	1,762	284	26,047
Debt securities	13,298	43,279	655	57,232
Other investments (including derivative assets)	252	1,378	2,793	4,423
Derivative liabilities	(214)	(1,127)	—	(1,341)

Total financial investments, net of derivative liabilities	37,337	45,292	3,732	86,361
Percentage of total	43%	53%	4%	100%

Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	59,662	198	30	59,890
Debt securities	4,160	4,698	3	8,861
Other investments (including derivative assets)	18	95	—	113
Derivative liabilities	(2)	(7)	—	(9)

Total financial investments, net of derivative liabilities	63,838	4,984	33	68,855
Percentage of total	93%	7%	0%	100%

Non-linked shareholder-backed
Loans	—	279	—	279
Equity securities and portfolio holdings in unit trusts	1,175	176	61	1,412
Debt securities	11,753	46,401	251	58,405
Other investments (including derivative assets)	30	2,237	706	2,973
Derivative liabilities	(78)	(1,408)	(218)	(1,704)

Total financial investments, net of derivative liabilities	12,880	47,685	800	61,365
Percentage of total	21%	78%	1%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans	—	279	—	279
Equity securities and portfolio holdings in unit trusts	84,838	2,136	375	87,349
Debt securities	29,211	94,378	909	124,498
Other investments (including derivative assets)	300	3,710	3,499	7,509
Derivative liabilities	(294)	(2,542)	(218)	(3,054)

Total financial investments, net of derivative liabilities	114,055	97,961	4,565	216,581
Borrowings attributable to the with-profits fund held at fair value	—	(39)	—	(39)
Investment contract liabilities without discretionary participation features held at fair value	—	(15,056)	—	(15,056)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(2,586)	(805)	(449)	(3,840)
Other financial liabilities held at fair value	—	(281)	—	(281)

Total financial instruments at fair value	111,469	81,780	4,116	197,365
Percentage of total	57%	41%	2%	100%

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

G:    Financial assets and liabilities (Continued)

	31 December 2010
	Level 1	Level 2	Level 3	Total

	£m	£m	£m	£m
Analysis of financial investment, net of derivative liabilities by business type
With-profits
Equity securities and portfolio holdings in unit trusts	29,675	1,281	415	31,371
Debt securities	11,114	41,375	772	53,261
Other investments (including derivative assets)	137	1,207	2,543	3,887
Derivative liabilities	(56)	(626)	(25)	(707)

Total financial investments, net of derivative liabilities	40,870	43,237	3,705	87,812
Percentage of total	47%	49%	4%	100%

Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	54,272	2	—	54,274
Debt securities	3,784	5,268	2	9,054
Other investments (including derivative assets)	43	88	—	131

Total financial investments, net of derivative liabilities	58,099	5,358	2	63,459
Percentage of total	92%	8%	0%	100%

Non-linked shareholder-backed
Loans	—	227	—	227
Equity securities and portfolio holdings in unit trusts	808	21	161	990
Debt securities	10,389	43,305	343	54,037
Other investments (including derivative assets)	52	1,146	563	1,761
Derivative liabilities	(80)	(1,049)	(201)	(1,330)

Total financial investments, net of derivative liabilities	11,169	43,650	866	55,685
Percentage of total	20%	78%	2%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans	—	227	—	227
Equity securities and portfolio holdings in unit trusts	84,755	1,304	576	86,635
Debt securities	25,287	89,948	1,117	116,352
Other investments (including derivative assets)	232	2,441	3,106	5,779
Derivative liabilities	(136)	(1,675)	(226)	(2,037)

Total financial investments, net of derivative liabilities	110,138	92,245	4,573	206,956
Borrowings attributable to the with-profits fund held at fair value	—	(82)	—	(82)
Investment contract liabilities without discretionary participation features held at fair value	—	(15,822)	—	(15,822)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(2,099)	(894)	(379)	(3,372)

Total financial instruments at fair value	108,039	75,447	4,194	187,680
Percentage of total	58%	40%	2%	100%

Prudential plc and Subsidiaries
Notes to the Consolidated Financial Statements

31 December 2011

G:    Financial assets and liabilities (Continued)

Reconciliation of movements in level 3 financial instruments measured at fair value

        The following tables reconcile the value of level 3 financial instruments at 1 January 2011 to that presented at 31 December 2011 and at 1 January 2010 to that presented at 31 December 2010.

        Total 'investment return' in the income statement represents interest and dividend income, realised and realised losses, unrealised gains and losses on financial instruments classified at fair value through profit and loss and foreign exchange movements on an individual entity's overseas investments.

        Total gains and losses recorded in other comprehensive income includes unrealised gains and losses on debt securities held as available-for-sale within Jackson and foreign exchange movements arising from the retranslation of the Group's overseas subsidiaries and branches.

        The transfers in and out of level 3 during 2011 represent sundry individual financial investments, of which are materially significant as highlighted in the table below.

        The transfers out from level 3 during 2010 comprise mainly transfers within the Jackson's portfolio. Certain broker-priced assets of Jackson were previously classified as level 3 holdings as a result of illiquidity in the market and the resultant lack of observability into the assumptions used to produce those fair values. During 2010, as a result of ongoing consideration regarding the use of assumptions by pricing sources and the changes in the level of observability of these inputs over recent periods, Jackson determined that these assets would be more appropriately categorised as level 2. As a result, Jackson transferred debt securities of £606 million and derivative assets of £101 million from level 3 to level 2. The remaining transfers out of level 3 of the Group are primarily debt securities reclassifications from level 3 to level 2 which reflected improving liquidity during the period.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

G:    Financial assets and liabilities (Continued)

	At 1 Jan 2011	Total gains/losses in income statement	Total gains/losses recorded in other compre-hensive income	Purchases	Sales	Settled	Transfers into level 3	Transfers out of Level 3	At 31 Dec 2011

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Reconciliation of movements in level 3 financial investments, net of derivative liabilities by business type
With-profits
Equity securities and portfolio holdings in unit trusts	415	42	—	21	(160)	—	—	(34)	284
Debt securities	772	50	(1)	263	(371)	(19)	1	(40)	655
Other investments (including derivative assets)	2,543	177	(59)	530	(343)	—	—	(55)	2,793
Derivative liabilities	(25)	—	—	—	—	—	—	25	—

Total financial investments, net of derivative liabilities	3,705	269	(60)	814	(874)	(19)	1	(104)	3,732

Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	—	—	—	30	—	—	—	—	30
Debt securities	2	1	—	1	—	—	1	(2)	3

Total financial investments, net of derivative liabilities	2	1	—	31	—	—	1	(2)	33

Non-linked shareholder-backed
Equity securities and portfolio holdings in unit trusts	161	8	(1)	11	(118)	—	—	—	61
Debt securities	343	(5)	6	10	(119)	(2)	49	(31)	251
Other investments (including derivative assets)	563	47	9	161	(74)	—	—	—	706
Derivative liabilities	(201)	(17)	—	—	—	—	—	—	(218)

Total financial investments, net of derivative liabilities	866	33	14	182	(311)	(2)	49	(31)	800
Group total reconciliation of movements in level 3, including other financial liabilities held at fair value
Group total
Equity securities and portfolio holdings in unit trusts	576	50	(1)	62	(278)	—	—	(34)	375
Debt securities	1,117	46	5	274	(490)	(21)	51	(73)	909
Other investments (including derivative assets)	3,106	224	(50)	691	(417)	—	—	(55)	3,499
Derivative liabilities	(226)	(17)	—	—	—	—	—	25	(218)

Total financial investments, net of derivative liabilities	4,573	303	(46)	1027	(1,185)	(21)	51	(137)	4,565
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(379)	(78)	—	(10)	18	—	—	—	(449)

Total	4,194	225	(46)	1,017	(1,167)	(21)	51	(137)	4,116

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

G:    Financial assets and liabilities (Continued)

	At 1 Jan 2010	Total gains/losses in income statement	Total gains/losses recorded in other compre-hensive income	Purchases	Sales	Settled	Transfers into level 3	Transfers out of Level 3	At 31 Dec 2010

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Reconciliation of movements in level 3 financial investments, net of derivative liabilities by business type
With-profits
Equity securities and portfolio holdings in unit trusts	475	(6)	—	48	(59)	—	—	(43)	415
Debt securities	1,213	(113)	18	15	(158)	(34)	11	(180)	772
Other investments (including derivative assets)	2,170	309	5	372	(312)	—	—	(1)	2,543
Derivative liabilities	(25)	—	—	—	—	—	—	—	(25)

Total financial investments, net of derivative liabilities	3,833	190	23	435	(529)	(34)	11	(224)	3,705
Unit-linked and variable annuity separate account
Debt securities	40	—	3	2	(4)	(18)	—	(21)	2

Total financial investments, net of derivative liabilities	40	—	3	2	(4)	(18)	—	(21)	2
Non-linked shareholder-backed
Equity securities and portfolio holdings in unit trusts	179	43	5	30	(95)	—	2	(3)	161
Debt securities	1,068	49	72	46	(213)	(27)	61	(713)	343
Other investments (including derivative assets)	632	15	32	129	(144)	—	—	(101)	563
Derivative liabilities	(195)	(5)	(1)	—	—	—	—	—	(201)

Total financial investments, net of derivative liabilities	1,684	102	108	205	(452)	(27)	63	(817)	866
Group total reconciliation of movements in level 3, including other financial liabilities held at fair value
Group total
Equity securities and portfolio holdings in unit trusts	654	37	5	78	(154)	—	2	(46)	576
Debt securities	2,321	(64)	93	63	(375)	(79)	72	(914)	1,117
Other investments (including derivative assets)	2,802	324	37	501	(456)	—	—	(102)	3,106
Derivative liabilities	(220)	(5)	(1)	—	—	—	—	—	(226)

Total financial investments, net of derivative liabilities	5,557	292	134	642	(985)	(79)	74	(1,062)	4,573
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(367)	(49)	(1)	(7)	43	—	—	2	(379)

Total	5,190	243	133	635	(942)	(79)	74	(1,060)	4,194

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

G:    Financial assets and liabilities (Continued)

        Of the total gains and losses in the income statement of £225 million gains (2010: £243 million gains), £99 million (2010: £315 million) relates to financial instruments still held at the end of the year, which can be analysed into gains (losses) as follows:

	2011	2010

	£m	£m
Equity securities	49	18
Debt securities	20	110
Other investments	176	243
Derivative liabilities	(68)	(6)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(78)	(50)

Total	99	315

Transfers between level 1 and level 2

        During 2011, transfers from level 1 to level 2 amounted to £335 million (2010: £354 million) primarily in respect of certain investment funds held by the Group's participating funds due to the change in the observability of the inputs used in valuing these funds.

Interest income and expense

        The interest income on financial assets not at fair value through profit and loss for the year ended 31 December 2011 from continuing operations was £1,814 million (2010: £1,994 million; 2009: £1,998 million).

        The interest expense on financial liabilities not at fair value through profit and loss for the year ended 31 December 2011 from continuing operations was £456 million (2010: £427 million; 2009: £366 million).

G2:    Market risk

Interest rate risk

        The following table shows an analysis of the classes of financial assets and liabilities except for cash and cash equivalents and their direct exposure to interest rate risk. Each applicable class of the Group's

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

G:    Financial assets and liabilities (Continued)

financial assets or liabilities is analysed between those exposed to fair value interest rate risk, cash flow interest rate risk and those with no direct interest rate risk exposure:

	2011
	Fair value interest rate risk	Cash flow interest rate risk	Not directly exposed to interest rate risk	Total

	£m	£m	£m	£m
Financial assets
Deposits	790	9,439	479	10,708
Debt securities	117,988	5,788	722	124,498
Loans	6,424	3,091	199	9,714
Other investments (including derivatives)	1,912	1,077	4,520	7,509

	127,114	19,395	5,920	152,429

Financial liabilities
Core structural borrowings of shareholder-financed operations	3,362	249	—	3,611
Operational borrowings attributable to shareholder-financed operations	3,114	213	13	3,340
Borrowings attributable to with-profits funds	120	743	109	972
Obligations under funding, securities lending and sale and repurchase agreements	580	2,534	—	3,114
Investment contracts without discretionary participation features	1,011	903	15,053	16,967
Derivative liabilities	1,426	615	1,013	3,054
Other liabilities	158	142	949	1,249

	9,771	5,399	17,137	32,307

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

G:    Financial assets and liabilities (Continued)

	2010
	Fair value interest rate risk	Cash flow interest rate risk	Not directly exposed to interest rate risk	Total

	£m	£m	£m	£m
Financial assets
Deposits	887	8,941	124	9,952
Debt securities	110,168	5,824	360	116,352
Loans	6,238	3,001	22	9,261
Other investments (including derivatives)	1,616	448	3,715	5,779

	118,909	18,214	4,221	141,344

Financial liabilities
Core structural borrowings of shareholder-financed operations	3,676	—	—	3,676
Operational borrowings attributable to shareholder-financed operations	2,624	377	3	3,004
Borrowings attributable to with-profits funds	679	710	133	1,522
Obligations under funding, securities lending and sale and repurchase agreements	631	3,568	—	4,199
Investment contracts without discretionary participation features	988	894	15,822	17,704
Derivative liabilities	705	431	901	2,037
Other liabilities	121	129	879	1,129

	9,424	6,109	17,738	33,271

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

G:    Financial assets and liabilities (Continued)

(including contractual interest payments) due to be paid assuming conditions are consistent with those of year end.

	2011
	Total carrying value	1 Year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	No stated maturity	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Financial liabilities
Core structural borrowings of shareholder-financed operationsH13	3,611	245	624	606	840	1,243	737	1,834	6,129
Operational borrowings attributable to shareholder-financed operationsH13	3,340	2,971	394	—	—	—	—	—	3,365
Borrowings attributable to with-profits fundsH13	972	199	418	158	100	5	97	139	1,116
Obligations under funding, securities lending and sale and repurchase agreements	3,114	3,114	—	—	—	—	—	—	3,114
Other liabilities	1,249	842	106	5	—	—	—	296	1,249
Net asset value attributable to unit holders of consolidated unit-trusts and similar funds	3,840	3,840	—	—	—	—	—	—	3,840
Other creditors	2,544	2,268	20	27	36	45	148	—	2,544

	18,670	13,479	1,562	796	976	1,293	982	2,269	21,357

	2010
	Total carrying value	1 Year or less	After 1 year to 5 years	After 5 yeasr to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	No stated maturity	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Financial liabilities
Core structural borrowings of shareholder-financed operationsH13	3,676	164	861	731	1,314	835	1,244	1,469	6,618
Operational borrowings attributable to shareholder-financed operationsH13	3,004	2,510	561	3	3	3	10	—	3,090
Borrowings attributable to with-profits fundsH13	1,522	155	1,051	161	2	2	121	182	1,674
Obligations under funding, securities lending and sale and repurchase agreements	4,199	4,199	—	—	—	—	—	—	4,199
Other liabilities	1,129	867	16	50	—	—	—	196	1,129
Net asset value attributable to unit holders of consolidated unit-trusts and similar funds	3,372	3,372	—	—	—	—	—	—	3,372
Other creditors	2,321	2,321	—	—	—	—	—	—	2,321

	19,223	13,588	2,489	945	1,319	840	1,375	1,847	22,403

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

G:    Financial assets and liabilities (Continued)

(ii)   Maturity analysis of derivatives

        The following table provides a maturity analysis of derivative assets and liabilities:

	2011
	Total carrying value	1 Year or less	After 1 year to 3 years	After 3 years to 5 years	After 5 years	Total

	£m	£m	£m	£m	£m	£m
Net derivative position	601	731	(18)	(11)	(31)	671

	2010
	Total carrying value	1 Year or less	After 1 year to 3 years	After 3 years to 5 years	After 5 years	Total

	£m	£m	£m	£m	£m	£m
Net derivative position	2	1	1	—	—	2

        The net derivative positions as shown in the table above comprise the following derivative assets and liabilities:

	2011	2010	2009

	£m	£m	£m
Derivative assets	3,655	2,039	1,780
Derivative liabilities	(3,054)	(2,037)	(1,501)

Net derivative position	601	2	279

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

G:    Financial assets and liabilities (Continued)

payments as part of the determination of the value of in-force business when preparing EEV basis results.

	2011
	1 Year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	Total undis- counted value	Total carrying value

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Life assurance investment contracts	3	12	13	11	9	10	58	47

	2011
	1 Year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	Total undis- counted value	Total carrying value

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Life assurance investment contracts	3	12	15	14	12	15	71	43

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

        The maturity profile above excludes certain corporate unit-linked business with gross policyholder liabilities of £11 billion (2010: £11 billion) which has no stated maturity but which is repayable on demand.

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

        In terms of liquidity risk a large proportion of the policyholder liabilities contain discretionary surrender values or surrender charges, meaning that many of the Group's liabilities are expected to be held for the long-term. Much of the Group's investment portfolios are in marketable securities, which can therefore be converted quickly to liquid assets.

        For the reasons above an analysis of the Group's assets by contractual maturity is not considered necessary to evaluate the nature and extent of the Group's liquidity risk.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

G:    Financial assets and liabilities (Continued)

Credit risk

        The Group's maximum exposure to credit risk of financial instruments before any allowance for collateral or allocation of losses to policyholders is represented by the carrying value of financial instruments on the balance sheet that have exposures to credit risk. These assets comprise cash and cash equivalents, deposits, debt securities, loans and derivative assets, and other debtors, the carrying value of which are disclosed at the start of this note and note G3 for derivative assets. The collateral in place in relation to derivatives is described in G4. Notes D2 (v), D3(i) and D4(ii), describe the security for these loans held by the Group, as disclosed at the start of this note.

        Of the total loans and receivables held £39 million (2010: £74 million) are past their due date but have not been impaired. Of the total past due but not impaired, £3 million is less than one year past their due date and no loans or receivables are more than six months but less than one year past their due date (2010: £26 million and £9 million respectively). The Group expects full recovery of these loans and receivables. No further analysis has been provided of the age of financial assets that are past due at the end of the reporting period but not impaired as the amounts are immaterial.

        No further analysis has been provided of the element of loans and receivables that was neither past due nor impaired for the total portfolio. This is on the grounds of immateriality of the difference between the neither past due nor impaired elements and the total portfolio.

        Financial assets that would have been past due or impaired had the terms not been renegotiated amounted to £90 million (2010: £97 million).

        In addition, during the year the Group took possession of £13 million (2010: £22 million) of other collateral held as security, which mainly consists of assets that could be readily convertible into cash.

        Further details of collateral and pledges are provided in note G4.

Currency risk

        As at 31 December 2011, the Group held 21 per cent (2010: 18 per cent; 2009: 19 per cent) and 9 per cent (2010: 14 per cent; 2009: 13 per cent) of its financial assets and financial liabilities respectively, in currencies, mainly US dollar and Euro, other than the functional currency of the relevant business unit.

        The financial assets, of which 55 per cent (2010: 70 per cent; 2009: 74 per cent) are held by the PAC with-profits fund, allow the PAC with-profits fund to obtain exposure to foreign equity markets.

        The financial liabilities, of which 28 per cent (2010: 28 per cent; 2009: 34 per cent) are held by the PAC with-profits fund, mainly relate to foreign currency borrowings.

        The exchange risks inherent in these exposures are mitigated through the use of derivatives, mainly forward currency contracts (note G3 below).

        The amount of exchange gains recognised in the income statement in 2011, except for those arising on financial instruments measured at fair value through profit and loss, is £1 million (2010: £82 million losses; 2009: £201 million losses). This constitutes £11 million losses (2010: £16 million losses; 2009: £41 million losses) on Medium Term Notes (MTN) liabilities and £12 million of net gains (2010:

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

G:    Financial assets and liabilities (Continued)

£98 million net losses; 2009: £160 million losses), mainly arising on investments of the PAC with-profits fund. The gains/losses on MTN liabilities are fully offset by value movements on cross-currency swaps, which are measured at fair value through profit and loss.

G3:    Derivatives and Hedging

Derivatives

        The Group enters into a variety of exchange traded and over-the-counter derivative financial instruments, including futures, options, forward currency contracts and swaps such as interest rate swaps, cross-currency swaps, swaptions and credit default swaps.

        All over-the-counter derivative transactions, with the exception of some Asian transactions, are conducted under standardised ISDA (International Swaps and Derivatives Association Inc) master agreements and the Group has collateral agreements between the individual Group entities and relevant counterparties in place under each of these market master agreements. The total fair value balances of derivative assets and liabilities as at 31 December 2011 were as follows:

	2011
	UK insurance operations	US insurance operations	Asian insurance operations	Asset management	Unallocated to a segment	Group Total

	£m	£m	£m	£m	£m	£m
Derivative assets	1,461	1,677	444	71	2	3,655
Derivative liabilities	(1,298)	(887)	(480)	(182)	(207)	(3,054)

	163	790	(36)	(111)	(205)	601

	2010
	UK insurance operations	US insurance operations	Asian insurance operations	Asset management	Unallocated to a segment	Group Total

	£m	£m	£m	£m	£m	£m
Derivative assets	926	645	310	44	114	2,039
Derivative liabilities	(792)	(799)	(222)	(78)	(146)	(2,037)

	134	(154)	88	(34)	(32)	2

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

G:    Financial assets and liabilities (Continued)

        The UK insurance operations use various currency derivatives in order to limit volatility due to foreign currency exchange rate fluctuations arising on securities denominated in currencies other than sterling. See also note G2 above. In addition, total return swaps and interest rate swaps are held for efficient portfolio management.

        Some of the Group's products, especially those sold in the US, have certain guarantee features linked to equity indexes. A mismatch between guaranteed product liabilities and the performance of the underlying assets backing them, exposes the Group to equity index risk. In order to mitigate this risk, the relevant business units purchase swaptions, equity options and futures to match asset performance with liabilities under equity-indexed products.

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

Fair value hedges

        The Group used interest rate derivatives to hedge the interest rate exposures on its US$300 million, 6.5 per cent perpetual subordinated capital securities until September 2010. The hedge terminated at this point. The impact on the Group's 2010 income statement was immaterial.

        The Group has chosen to designate as a fair value hedge certain fixed to floating rate swaps which hedge the fair value exposure to interest rate movements of certain of the Group's operational borrowings.

        The fair value of the derivatives designated as fair value hedges above at 31 December 2011, was an asset of £3 million (2010: asset of £5 million). Movements in the fair value of the hedging instruments of a net loss of £2 million (2010: net loss of £1 million) and the hedged items of a net gain of £2 million (2010: net gain of £1 million) are recorded in the income statement in respect of the fair value hedges above.

Cash flow hedges

        The Group has no cash flow hedges in place.

Net investment hedges

        The Group has designated perpetual subordinated capital securities totalling US$2.85 billion (2010: US$2.3 billion) as a net investment hedge to hedge the currency risks related to the net investment in Jackson. The carrying value of the subordinated capital securities was £1,834 million as at 31 December 2011 (2010: £1,462 million). The foreign exchange loss of £18 million (2010: loss of £45 million; 2009:

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

G:    Financial assets and liabilities (Continued)

gain of £118 million) on translation of the borrowings to pounds sterling at the statement of financial position date is recognised in the translation reserve in shareholders' equity.

        This net investment hedge was 100 per cent effective.

G4:    Derecognition and collateral

Securities lending and reverse repurchase agreements

        The Group has entered into securities lending (including repurchase agreements) whereby blocks of securities are loaned to third-parties, primarily major brokerage firms. The amounts above the fair value of the loaned securities required to be held as collateral by the agreements depend on the quality of the collateral, calculated on a daily basis. The loaned securities are not removed from the Group's consolidated statement of financial position, rather they are retained within the appropriate investment classification. Collateral typically consists of cash, debt securities, equity securities and letters of credit. At 31 December 2011, the Group had lent £7,843 million (2010: £8,708 million) of which £5,820 million (2010: £6,488 million) was lent by the PAC with-profits fund of securities and held collateral under such agreements of £8,160 million (2010: £9,334 million) of which £6,108 million (2010: £6,910 million) was held by the PAC with-profits fund.

        At 31 December 2011, the Group had entered into reverse repurchase transactions under which it purchased securities and had taken on the obligation to resell the securities for the purchase price of £1,607 million (2010: £1,208 million), together with accrued interest.

Collateral and pledges under derivative transactions

        At 31 December 2011, the Group had pledged £840 million (2010: £800 million) for liabilities and held collateral of £1,953 million (2010: £804 million) in respect of over-the-counter derivative transactions.

        These transactions are conducted under terms that are usual and customary to collateralised transactions including, where relevant, standard securities lending and repurchase agreement.

G5:    Impairment of financial assets

        In accordance with the Group's accounting policy set out in note A4, impairment reviews were performed for available-for-sale securities and loans and receivables. In addition, impairment reviews were undertaken for the reinsurers' share of insurance contract liabilities.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

G:    Financial assets and liabilities (Continued)

        During the year ended 31 December 2011, impairment losses of £126 million (2010: £145 million; 2009: £647 million) were recognised for available-for-sale securities and loans and receivables analysed as shown in the attached table.

	2011	2010	2009

	£m	£m	£m
Available-for-sale securities held by Jackson	62	124	630
Loans and receivables*	64	21	17

	126	145	647

*
Relates to loans held by the UK with-profits fund and mortgage loans held by Jackson

        Impairment losses recognised on available-for-sale securities amounted to £62 million (2010: £124 million; 2009: £630 million). Of this amount, 34 per cent (2010: 90 per cent; 2009: 86 per cent) has been recorded on structured asset-backed securities, primarily due to reduced cash flow expectations on such securities that are collateralised by diversified pools of primarily below investment grade securities. Of the losses related to the impairment of fixed maturity securities, the top five individual corporate issuers made up 75 per cent (2010: 32 per cent; 2009: 11 per cent), reflecting a deteriorating business outlook of the companies concerned. The impairment losses have been recorded in 'investment return' in the income statement.

        In 2011, the Group realised gross losses on sales of available-for-sale securities of £43 million (2010: £160 million; 2009: £134 million) with 64 per cent (2010: 45 per cent; 2009: 60 per cent) of these losses related to the disposal of fixed maturity securities of 10 (2010: 15; 2009: five) individual issuers, which were disposed of as part of risk reduction programmes intended to limit future credit loss exposure. Of the £43 million (2010: £160 million; 2009: £134 million), £32 million (2010: £99 million; 2009: £6 million) relates to losses on sales of impaired and deteriorating securities.

        The effect of those reasonably likely changes in the key assumptions underlying the estimates that underpin the assessment of whether impairment has taken place depends on the factors described in note A3. A key indicator of whether such impairment may arise in future, and the potential amounts at risk, is the profile of gross unrealised losses for fixed maturity securities accounted for on an available-for-sale basis by reference to the time periods by which the securities have been held continuously in an unrealised loss position and by reference to the maturity date of the securities concerned.

        For 2011 the amount of gross unrealised losses for fixed maturity securities classified as available-for-sale under IFRS in an unrealised loss position was £246 million (2010: £370 million; 2009: £966 million). Notes B1 and D3 provide further details on the impairment charges and unrealised losses of Jackson's available-for-sale securities.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

H:    Other information on statement of financial position items

H1:    Intangible assets attributable to shareholders

(a)   Goodwill

	2011	2010

	£m	£m
Cost
At 1 January	1,586	1,430
Acquisition of UOB Life Assurance Limited in Singapore	—	141
Exchange differences	(1)	15

At 31 December	1,585	1,586

Aggregate impairment	(120)	(120)

Net book amount at 31 December	1,465	1,466

        Goodwill attributable to shareholders comprises:

	2011	2010

	£m	£m
M&G	1,153	1,153
Other	312	313

	1,465	1,466

        'Other' represents goodwill amounts allocated across cash generating units (CGUs) in Asia and US operations. Other goodwill amounts are not individually material. During 2010, £141 million (SGD313 million) of goodwill was recognised upon the acquisition of UOB Life Assurance Limited. Upon translation at the year end exchange rate, the carrying value of this UOB Life Assurance goodwill at 31 December 2011 was £155 million (31 December 2010: £156 million).

Impairment testing

        Goodwill does not generate cash flows independently of other groups of assets and thus is assigned to CGUs for the purposes of impairment testing. These CGUs are based upon how management monitors the business and represent the lowest level to which goodwill can be allocated on a reasonable basis.

Assessment of whether goodwill may be impaired

        Goodwill is tested for impairment by comparing the CGUs carrying amount, including any goodwill, with its recoverable amount.

        With the exception of M&G, the goodwill attributable to shareholders in the statement of financial position mainly relates to acquired life businesses. The Company routinely compares the aggregate of net asset value and acquired goodwill on an IFRS basis of acquired life business with the value of the business as determined using the EEV methodology, as described in note D1. Any excess of IFRS over EEV carrying value is then compared with EEV basis value of current and projected future new business

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

H:    Other information on statement of financial position items (Continued)

to determine whether there is any indication that the goodwill in the IFRS statement of financial position may be impaired. In particular at 31 December 2011, the EEV of the CGU containing the UOB Life Assurance goodwill (being the Singapore insurance operations) materially exceeded its IFRS net asset value and so no impairment was deemed to arise.

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

(ii)
The assumed growth rate on forecast cash flows beyond the terminal year of the plan. A growth rate of 2.5 per cent (2010: 2.5 per cent) has been used to extrapolate beyond the plan period representing management's best estimate view of the long-term growth rate of the business after considering the future and past growth rates and external sources of data.

(iii)
The risk discount rate. Differing discount rates have been applied in accordance with the nature of the individual component businesses. For retail and institutional business a risk discount rate of 12 per cent (2010: 12 per cent) has been applied to post-tax cash flows. The pre-tax risk discount rate was 15 per cent (2010: 16 per cent). Management have determined the risk discount rate by reference to an average implied discount rate for comparable UK listed asset managers calculated by reference to risk-free rates, equity risk premiums of five per cent and an average 'beta' factor for relative market risk of comparable UK listed asset managers. A similar approach has been applied for the other component businesses of M&G.

(iv)
That asset management contracts continue on similar terms.

        Management believes that any reasonable change in the key assumptions would not cause the recoverable amount of M&G to fall below its carrying amount.

Japanese life company

        The aggregate goodwill impairment of £120 million at 31 December 2011 and 2010 relates to the goodwill held in relation to the Japanese life operation which was impaired in 2005.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

H:    Other information on statement of financial position items (Continued)

(b)   Deferred acquisition costs and other intangible assets attributable to shareholders

        The deferred acquisition costs and other intangible assets in the Group consolidated statement of financial position attributable to shareholders comprise:

	2011	2010

	£m	£m
Deferred acquisition costs related to insurance contracts as classified under IFRS 4	4,640	4,316
Deferred acquisition costs related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	107	110

	4,747	4,426

Present value of acquired in-force policies for insurance contracts as classified under IFRS 4 (PVIF)	64	70
Other intangibles*	258	171

	322	241

Total of deferred acquisition costs and other intangible assets	5,069	4,667	*

*
At 31 December 2010 as previously published, tangible assets included computer software with a net book value of £58 million, which in these financial statements have been more appropriately classified as other intangible assets. These amounts have been transferred to other intangible assets and the comparative balances have been adjusted accordingly. This is only a presentational adjustment with no impact on the Group's results or shareholders' equity.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

H:    Other information on statement of financial position items (Continued)

	Deferred acquisition costs
					PVIF and Other intangibles
	UK	USnote (i)	Asia	Asset management		Total 2011	Total 2010

	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January	116	3,543	758	9	241	4,667	4,097
Additions	16	890	256	7	120	1,289	1,162
Acquisitions of subsidiaries	—	—	—	—	—	—	12
Amortisation to the income statement:

Operating profit	(21)	(619)	(242)	(4)	(35)	(921)	(595)
Amortisation related to short-term fluctuations in investment returns	—	359	—	—	—	359	358

	(21)	(260)	(242)	(4)	(35)	(562)	(237)
Exchange differences	—	38	(28)	—	(2)	8	141
Change in shadow DAC related to movement in unrealised appreciation of Jackson's securities classified as available-for-sale	—	(331)	—	—	—	(331)	(496)
Disposals	—	—	—	—	(2)	(2)	(5)
Dilution of Group's holdings	—	—	—	—	—	—	(7)

Balance at 31 December	111	3,880	744	12	322	5,069	4,667

*
(See note D3(g) for explanation)

Note

(i)
The DAC amount in respect of US insurance operations includes:

	2011	2010

	£m	£m
Variable annuity business	3,860	2,834
Other business	886	1,229
Cumulative shadow DAC	(866)	(520)

Total DAC for US operations	3,880	3,543

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

H:    Other information on statement of financial position items (Continued)

Deferred acquisition costs related to insurance contracts attributable to shareholders

        The movement in deferred acquisition costs relating to insurance contracts attributable to shareholders is as follows:

	2011	2010

	£m	£m
Deferred acquisition costs at 1 January	4,316	3,823
Additions	1,152	1,064
Amortisation	(507)	(190)
Exchange differences	10	122
Change in shadow DAC related to movement in unrealised appreciation of Jackson's securities classified as available-for-sale	(331)	(496)
Dilution of Group's holdings	—	(7)

Deferred acquisition costs at 31 December	4,640	4,316

Deferred acquisition costs related to investment management contracts attributable to shareholders

        Incremental costs associated with the origination of investment management contracts written by the Group's insurance and asset management businesses are capitalised and amortised as the related revenue is recognised.

	2011	2010

	£m	£m
At 1 January
Gross amount	183	162
Accumulated amortisation	(73)	(55)

Net book amount	110	107

Additions (through internal development)	17	21
Amortisation	(20)	(18)

At 31 December	107	110

Comprising:
Gross amount	200	183
Accumulated amortisation	(93)	(73)

Net book amount	107	110

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

31 December 2011

H:    Other information on statement of financial position items (Continued)

future profits of the investment management component of these contracts. These contracts are accounted for under the provisions of IAS 18. The PVAIF balance relating to insurance contracts is accounted for under UK GAAP as permitted by IFRS 4.

        The present value of future profits of acquired investment management contracts which was fully amortised during 2010 related to unit-linked contracts acquired as part of the M&G acquisition in 1999.

        Amortisation is charged to the 'acquisition costs and other operating expenditure' line in the income statement over the period of provision of asset management services as those profits emerge.

	2011		2010
	Insurance business	Investment management	Insurance business	Investment management

	£m	£m	£m	£m
At 1 January
Cost	203	—	175	12
Accumulated amortisation	(133)	—	(123)	(11)

Net book amount	70	—	52	1

Acquisition of UOB Life Assurance Ltd(note I1)	—	—	12	—
Amortisation charge	(5)	—	(4)	(1)
Exchange differences	(1)	—	10	—

At 31 December	64	—	70	(1)

Comprising:
Cost	200	—	203	—
Accumulated amortisation	(136)	—	(133)	—

Net book amount	64	—	70	—

Other intangibles

        Other intangibles comprise distribution and software rights. Distribution rights relate to facilitation fees paid in respect of the bancassurance partnership arrangements in Asia for the bank distribution of Prudential's insurance products for a fixed period of time. The distribution rights amounts are amortised over the term of the distribution contracts. Software is amortised over its useful economic life, which

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

H:    Other information on statement of financial position items (Continued)

generally represents the licence period of the software acquired. Amortisation is charged to the 'acquisition costs and other expenditure' line in the income statement.

	Distribution rights		Software		Total
	2011	2010	2011	2010	2011	2010

	£m	£m	£m	£m	£m	£m
At 1 January
Cost	136	79	144	155	280	234
Accumulated amortisation	(23)	(13)	(86)	(107)	(109)	(120)

	113	66	58	48	171	114

Additions (including amounts arising on acquisition of subsidiaries)	96	50	24	27	120	77
Amortisation charge	(9)	(8)	(21)	(16)	(30)	(24)
Disposals	(0)	—	(2)	(5)	(2)	(5)

Exchange differences	(1)	5	—	4	(1)	9

At 31 December	199	113	59	58	258	171

Comprising:
Cost	235	136	163	144	398	280
Accumulated amortisation	(36)	(23)	(104)	(86)	(140)	(109)

	199	113	59	58	258	171

H2:    Intangible assets attributable to with-profits funds

(a)   Goodwill in respect of acquired investment subsidiaries for venture fund and other investment purposes

	2011	2010

	£m	£m
At 1 January	166	124
Additions in the yearnote I8(iii)	12	42

At 31 December	178	166

        All the goodwill relates to the UK insurance operations segment.

        The venture fund investments consolidated by the Group relates to investments by PAC with-profits fund managed by M&G. The goodwill shown in the table above relates to these venture fund investments. Goodwill is tested for impairment for these investments by comparing the investment's carrying value including goodwill with its recoverable amount. The recoverable amount of the

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

H:    Other information on statement of financial position items (Continued)

investments is determined by calculating their fair value less costs to sell. The fair value is determined by using a discounted cash flow valuation. The valuations are based on cash flow projections to 2015 prepared by management after considering the historical experience and future growth rates of the business. The key assumption applied in the calculations is the risk discount rate ranging from 10-14 per cent derived by reference to risk-free rates and an equity premium risk. In 2011 and 2010, no goodwill was deemed to be impaired following the impairment testing carried out.

(b)   Deferred acquisition costs and other intangible assets

        Other intangible assets in the Group consolidated statement of financial position attributable to with-profits funds consist of:

	2011	2010

	£m	£m
Deferred acquisition costs related to insurance contracts attributable to the PAC with-profits fundnote I8(iii)	6	13
Distribution rights attributable to with-profits funds of the Asian insurance operations	83	97

	89	110

Deferred acquisition costs related to insurance contracts attributable to the PAC with-profit fund

        The movement in deferred acquisition costs relating to insurance contracts attributable to the PAC with-profits fund is as follows:

	2011	2010

	£m	£m
At 1 January	13	9
Additions	—	9
Amortisation charge	(7)	(5)

At 31 December	6	13

        The above costs relate to non-participating business written by the PAC with-profits sub-fund.

        No deferred acquisition costs are established for the participating business.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

H:    Other information on statement of financial position items (Continued)

Distribution rights attributable to with-profit funds of the Asian insurance operations

        Distribution rights relate to facilitation fees paid in relation to the bancassurance partnership arrangements in Asia for the bank distribution of Prudential's insurance products for a fixed period of time. The distribution rights amounts are amortised over the term of the distribution contracts.

	2011	2010

	£m	£m
At 1 January
Gross amount	108	103
Accumulated amortisation	(11)	(6)

	97	97

Amortisation charge	(5)	(4)
Exchange differences	1	4
Reclassification	(10)	—

At 31 December	83	97

Comprising:
Gross amount	96	108
Accumulated amortisation	(13)	(11)

	83	97

H3:    Reinsurer' share of insurance contract liabilities

	2011	2010

	£m	£m
Insurance contract liabilities	1,486	1,167
Claims outstanding	161	177

	1,647	1,344

Comprising amounts in respect of:
UK insurance operationsnote D2(h)	589	608
US insurance operationsnote D3(h)	907	695
Asian insurance operationsnote D4(h)	151	41

	1,647	1,344

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

H:    Other information on statement of financial position items (Continued)

        The movement on reinsurers' share of insurance contract liabilities is as follows:

	2011	2010

	£m	£m
At 1 January	1,167	1,114
Movement in the year	303	31
Foreign exchange translation differences	16	22

At 31 December	1,486	1,167

H4:    Tax assets and liabilities

Assets

        Of the £546 million (2010: £555 million) current tax recoverable, the majority is expected to be recovered in one year or less.

Deferred tax asset

	2011	2010

	£m	£m
Unrealised losses on investments	297	449
Balances relating to investment and insurance contracts	13	11
Short-term timing differences	1,513	1,152
Capital allowances	15	16
Unused deferred tax losses	438	560

Total	2,276	2,188

        The deferred tax asset at 31 December 2011 and 2010 arises in the following parts of the Group:

	2011	2010

	£m	£m
UK insurance operations:
SAIF	1	2
PAC with-profits fund (including PAL)	78	108
Other	153	104
US insurance operations	1,392	1,391
Asian insurance operations	114	98
Other operations	538	485

Total	2,276	2,188

        The increase in the deferred tax asset primarily relates to additional short-term timing differences on US insurance reserves partially offset by the reduction in unrealised losses together with the utilisation of unused tax losses across the group.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

H:    Other information on statement of financial position items (Continued)

        Deferred tax assets are recognised to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted.

        The taxation regimes applicable across the Group often apply separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a trading or capital nature may affect the recognition of deferred tax assets. Accordingly, for the 2011 results and financial position at 31 December 2011 the possible tax benefit of approximately £158 million (31 December 2010: £143 million), which may arise from capital losses valued at approximately £0.7 billion (31 December 2010: £0.5 billion), is sufficiently uncertain that it has not been recognised. In addition, a potential deferred tax asset of £147 million (31 December 2010: £298 million), which may arise from trading tax losses and other potential temporary differences totalling £0.6 billion (31 December 2010: £1.2 billion) is sufficiently uncertain that it has not been recognised. Of these, losses of £142 million will expire within the next 9 years. The remaining losses have no expiry date.

        In the two tables that follow the Group has provided a further breakdown of the recognised deferred tax assets for both the short-term timing differences and unused tax losses split by business unit set out in the table at (ii) above. In addition we have detailed the period of estimated recoverability for each respective business unit. For these and each category of deferred tax asset recognised, their recoverability against forecast taxable profits are not significantly impacted by any current proposed changes to future accounting standards.

Short-term timing differences

	2011	Expected period of recoverability

	£m
Asia	65	3 to 5 years
JNL	1,206	70% to 90% within 10 years*
UK Long Term Business	141	1 to 7 years
Other	101	3 to 10 years

Total	1,513

*
The remainder is expected to be recovered within 20 years

Unused tax losses

	2011	Expected period of recoverability

	£m
Asia	28	3 to 5 years
UK Long Term Business	11	1 to 3 years
Other	399	1 to 3 years

Total	438

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

H:    Other information on statement of financial position items (Continued)

Liabilities

        The current tax liability increased to £930 million (2010: £831 million) reflecting both an increase in taxable profits in the UK insurance business, and the recent fiscal developments affecting the Indonesia life insurance industry.

Deferred tax liability

	2011	2010

	£m	£m
Unrealised gains on investments	1,566	1,678
Balances relating to investment and insurance contracts	949	1,057
Short-term timing differences	1,687	1,477
Capital allowances	9	12

Total	4,211	4,224

        The UK government's tax rate change to 25 per cent (from the current 26 per cent which was effective from 1 April 2011) has had the effect of reducing the UK with-profits and shareholder-backed business element of the net deferred tax balances as at 31 December 2011 by £26 million. The tax change to 25 per cent is effective from 1 April 2012 but has been enacted at 31 December 2011.

        The subsequent proposed phased rate changes to 23 per cent are expected to have the effect of reducing the UK with-profits and shareholder-backed business elements of the net deferred tax balances at 31 December 2011 by £45 million. See note I12 for details on the post-balance sheet announcement by the UK government on 21 March 2012 on a further reduction in the main rate of UK corporation tax.

H5:    Accrued investment income and other debtors

	2011	2010

	£m	£m
Accrued investment income
Interest receivable	1,919	1,844
Other	791	824

Total	2,710	2,668

Other debtors
Amounts due from:
Policyholders	227	141
Intermediaries	27	28
Reinsurers	11	27
Other	722	707

Total	987	903

Total accrued investment income and other debtors	3,697	3,571

        Of the £3,697 million (2010: £3,571 million) of accrued investment income and other debtors, £162 million (2010: £151 million) is expected to be settled after one year or more.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

H:    Other information on statement of financial position items (Continued)

H6:    Property, plant and equipment

        Property, plant and equipment comprise Group occupied properties, and tangible assets. A reconciliation of the carrying amount of these items from the beginning of the year to the end of the year is as follows:

	Group occupied Property	Tangible* Assets	Total

	£m	£m	£m
At 1 January 2010
Cost	173	506	679
Accumulated depreciation	(20)	(340)	(360)

Net book amount	153	166	319

Year ended 31 December 2010(note I1)
Opening net book amount	153	166	319
Exchange differences	5	5	10
Depreciation charge	(4)	(52)	(56)
Additions	19	48	67
Arising on acquisitions of subsidiaries	—	219	219
Disposals and transfers	—	(5)	(5)

Closing net book amount	173	381	554

At 1 January 2011
Cost	197	764	961
Accumulated depreciation	(24)	(383)	(407)

Net book amount	173	381	554

Year ended 31 December 2011
Opening net book amount	173	381	554
Exchange differences	(2)	(7)	(9)
Depreciation charge	(5)	(69)	(74)
Additions	5	119	124
Arising on acquisitions of subsidiaries	69	99	168
Disposals and transfers	(7)	(8)	(15)

Closing net book amount	233	515	748

At 31 December 2011
Cost	262	915	1,177
Accumulated depreciation	(29)	(400)	(429)

Net book amount	233	515	748

*
At 31 December 2010 as previously published, tangible assets included computer software with a net book value of £58 million, which in these financial statements have been more appropriately classified as other intangible assets. These amounts have been transferred to other intangible assets and the comparative balances have been adjusted accordingly. This is only a presentational adjustment with no impact on the Group's results or shareholders' equity.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

H:    Other information on statement of financial position items (Continued)

Capital expenditure: property, plant and equipment by segment

	2011	2010

	£m	£m
Insurance operations:
UK	69	23
US	20	18
Asia	21	18
Asset management operations:
M&G	1	1
US	1	1
Asia	5	3

Total segment	117	64

Unallocated corporate	7	3

Total	124	67

H7:    Investment properties

        Investment properties principally relate to the PAC with-profits fund and are carried at fair value. A reconciliation of the carrying amount of investment properties at the beginning and end of the year is set out below:

	2011	2010

	£m	£m
At 1 January	11,247	10,905
Additions:
Resulting from acquisitions	393	267
Resulting from expenditure capitalised	45	44
Disposals	(1,439)	(390)
Net gain from fair value adjustments	522	636
Net foreign exchange differences	(41)	38
Transfers from/(to) held for sale assets	25	(254)
Transfers from owner occupied properties	5	1

At 31 December	10,757	11,247

        The income statement includes the following items in respect of investment properties:

	2011	2010	2009

	£m	£m	£m
Rental income from investment properties	606	625	755
Direct operating expenses (including repairs and maintenance expenses) arising from investment properties that generated rental income during the year	128	125	131

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

H:    Other information on statement of financial position items (Continued)

        Further information on the investment property held by the UK insurance operations is included in note D2(a).

        Investment properties of £3,439 million (2010: £3,435 million) are held under finance leases. A reconciliation between the total of future minimum lease payments at the statement of financial position date, and their present value is shown below:

	2011	2010

	£m	£m
Future minimum lease payments at 31 December	1,071	1,107
Future finance charges on finance leases	(944)	(972)

Present value of minimum lease payments	127	135

Future minimum lease payments are due as follows:
Less than 1 year	7	7
1 to 5 years	26	28
Over 5 years	1,038	1,072

Total	1,071	1,107

The present values of these minimum lease payments are:
Less than 1 year	6	7
1 to 5 years	23	24
Over 5 years	98	104

Total	127	135

        Contingent rent is that portion of the lease payments that is not fixed in amount but is based on the future value of a factor that changes other than with the passage of time. There was no contingent rent recognised as income or expense in 2011 and 2010.

        The Group's policy is to rent investment properties to tenants through operating leases. Minimum future rentals to be received on non-cancellable operating leases are receivable in the following periods:

	2011	2010

	£m	£m
Less than 1 year	430	601
1 to 5 years	1,407	2,121
Over 5 years	3,304	5,616

Total	5,141	8,338

        The total minimum future rentals to be received on non-cancellable sub-leases for land and buildings at 31 December 2011 are £2,553 million (2010: £3,366million).

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

H:    Other information on statement of financial position items (Continued)

H8:    Investments in associates and joint ventures

Investments in associates

        The Group had one associate at 31 December 2011 (31 December 2010: three) that was accounted for under the equity method, which is for a 25 per cent interest in PruHealth Holdings Limited. During 2011 the Group disposed of a 30 per cent interest in The Nam Khang, a Vietnamese property developer and a 30 per cent interest in Apollo Education and Training Organisation Vietnam.

        The Group also has investments in associates which meet the IAS 28 criteria for measurement at fair value through profit and loss in accordance with IAS 39.

Associates accounted for using the equity method

        A summary of the movements in investments in associates accounted for using the equity method in 2011 and 2010 is set out below:

	Share of capital	Share of reserves	Share of net assets	Goodwill	Total carrying value

	£m	£m	£m	£m	£m
Balance at 1 January 2009	12	(4)	8	2	10
Exchange translations and other movements	(7)	4	(3)	(1)	(4)
Share of loss for the year after tax	—	—	—	—	—

Balance at 31 December 2009	5	—	5	1	6

Transfer of PruHealth to associates(note I2)	1	65	66	—	66
Acquisition/capital injection in PruHealth	9	—	9	—	9
Exchange translation and other movements	(3)	(1)	(4)	—	(4)
Share of loss for the year after tax	—	(6)	(6)	—	(6)

Balance at 31 December 2010	12	58	70	1	71
Capital injection	4	—	4	—	4
Exchange translation and other movements	(1)	1	—	—	—
Disposals	(1)	—	(1)	—	(1)
Goodwill write-off	—	—	—	(1)	(1)
Share of loss for the year after tax	—	(3)	(3)	—	(3)

Balance at 31 December 2011	14	56	70	—	70

        There have been no changes recognised in the other comprehensive income of associates that would also be recognised in the other comprehensive income by the Group.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

H:    Other information on statement of financial position items (Continued)

        The Group's share of the assets, liabilities, revenues and profit and loss of associates accounted for using the equity method at 31 December 2011 and 2010 is as follows:

	2011	2010

	£m	£m
Financial position
Total assets (excluding goodwill)	109	70
Total liabilities	(39)	—

Net assets	70	70

Results of operations
Revenue*	81	39
Loss in the year*	(3)	(6)

*
The 2010 amounts include the Group's share of PruHealth's revenue and profit and loss for the five months ended from 1 August to 31 December 2010. Prior to August 2010, PruHealth was accounted for as a joint venture.

Associates carried at fair value through profit and loss

        In addition to the above the Group has associates that are carried at fair value through profit and loss, as allowed under IAS 28, that comprise investments in Open-Ended Investment Companies (OEICs), unit trusts, funds holding collateralised debt obligations, property unit trusts, and venture capital investments of the PAC with-profits funds where the Group has significant influence. These investments are incorporated both in the UK and overseas, and some have year ends which are non-coterminous with that of the Group. In these instances, the investments are recorded at fair value at 31 December 2011 based on valuations or pricing information at that specific date. The aggregate fair value of associates carried at fair value through profit and loss where there are published price quotations is approximately £4.8 billion (2010: £5 billion) at 31 December 2011.

        The aggregate assets of these associates are approximately £3.4 billion (2010: £6 billion). Aggregate liabilities, excluding liabilities to unit holders and shareholders for unit trusts and OEICs, are approximately £1.1 billion (2010: £1 billion). Fund revenues, with revenue arising in unit trusts and OEICs deemed to constitute the investment return for these vehicles, were approximately £0.3 billion (2010: £0.4 billion) and net profit in the year, excluding unit trusts and OEICs where all investment returns accrue to unit holders or shareholders respectively, was approximately £0.2 billion (2010: profit of £0.1 billion).

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

H:    Other information on statement of financial position items (Continued)

  Investments in joint ventures

        Joint ventures represent activities over which the Group exercises joint control through contractual agreement with one or more parties. The Group's significant joint ventures, which are accounted for using proportionate consolidation, comprise the following interests:

Investment	% held	Principal activity	Country

CITIC Prudential Life Insurance Company Limited	50	Life assurance	China
CITIC Prudential Fund Management Company Limited	49	Asset management	China
ICICI Prudential Asset Management Company Limited	49	Asset management	India
Prudential BSN Takaful Berhad	49	General and life insurance	Malaysia
BOCI-Prudential Asset Management Limited	36	Asset management	China (Hong Kong	)
ICICI Prudential Life Insurance Company Limited	26	Life assurance	India

        The investments noted in the table above have the same accounting year end as the Group, except for ICICI Prudential Life Insurance Company Limited and Prudential ICICI Asset Management Company Limited. Although these investments have reporting periods ending 31 March, 12 months of financial information up to 31 December is recorded. Accordingly, the information covers the same period as that of the Group.

        The summarised financial data for the Group's share of investments in joint ventures is as follows:

	2011	2010

	£m	£m
Financial position
Current assets	706	327
Non-current assets	2,757	3,386

Total assets	3,463	3,713

Current liabilities	(301)	(329)
Non-current liabilities	(2,799)	(3,093)

Total Liabilities	(3,100)	(3,422)

Net equity	363	291

	2011	2010

	£m	£m
Results of operations
Revenue*	1,056	1,195
Expenses*	(1,002)	(1,135)

Net profit (loss)	54	60

*
The 2010 amounts include the Group's share of PruHealth's results for the seven months ended 31 July 2010. On 1 August 2010, the Group's interest in PruHealth was diluted and the Group's investment was reclassified as an associate.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

H:    Other information on statement of financial position items (Continued)

        There are several minor service agreements in place between the joint ventures and the Group. During 2011, the aggregate amount of the transactions was £33 million (2010: £29.7 million) and the balance outstanding as at 31 December 2011 was £74.2million (2010: £69.5 million).

        The joint ventures have no significant contingent liabilities or capital commitments to which the Group is exposed nor does the Group have any significant contingent liabilities or capital commitments in relation to its interest in the joint ventures.

H9:    Properties held for sale

        Investment properties are classified as held for sale when contracts have been exchanged but the sale has not been completed at the period end. At 31 December 2011 the value of assets held for sale was £3 million (2010: £257 million).

        Gains on disposal of held for sale assets are recorded in 'investment return' within the income statement.

H10:    Cash and cash equivalents

        Cash and cash equivalents consist of cash at bank and in hand, deposits held at call with banks, treasury bills and other short-term highly liquid investments with less than 90 days maturity from the date of acquisition. Cash and cash equivalents included in the cash flow statement comprise the following statement of financial position amounts:

	2011	2010

	£m	£m
Cash	6,338	6,167
Cash equivalents	919	464

Total cash and cash equivalents	7,257	6,631

        Cash and cash equivalents held centrally are considered to be available for general use by the Group. These funds amount to £309 million and £523 million at 31 December 2011 and 2010, respectively. The remaining funds are considered not to be available for general use by the Group, and include funds held for the benefit of policyholders.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

H:    Other information on statement of financial position items (Continued)

H11:    Shareholders' equity: share capital, share premium and reserves

	2011	2010

	£m	£m
Share capital and share premium
Share capital	127	127
Share premium	1,873	1,856
Reserves
Retained earnings	5,839	4,982
Translation reserve	354	454
Available-for-sale reserve	924	612

Total shareholders' equity	9,117	8,031

        A summary of the ordinary shares in issue is set out below:

Share capital and share premium

	Number of ordinary shares	Share capital	Share premium

		£m	£m
Issued shares of 5p each fully paid:
At 1 January 2010	2,532,227,471	127	1,843
Shares issued under share option schemes	2,455,227	—	13
Shares issued in lieu of cash dividends	10,911,808	—	62
Reserve movements in respect of shares issued in lieu of cash dividends	—	—	(62)

At 31 December 2010	2,545,594,506	127	1,856
Shares issued under share option schemes	2,444,824	—	17

At 31 December 2011	2,548,039,330	127	1,873

        Amounts recorded in share capital represent the nominal value of the shares issued. The difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of shares issued is credited to the share premium account.

        Shares issued in lieu of cash dividends in 2010 were considered to take the legal form of bonus issue shares and were accounted for as such.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

H:    Other information on statement of financial position items (Continued)

        At 31 December 2011, there were options outstanding under Save As You Earn schemes to subscribe for shares as follows:

		Share price range
	Number of shares to subscribe for	from	to	Exercisable by year

31 December 2011	13,329,709	288p	572p	2017
31 December 2010	12,802,482	288p	572p	2016

Transactions by Prudential plc and its subsidiaries in Prudential plc shares

        The Group buys and sells Prudential plc ('own shares') either in relation to its employee share schemes or via transactions undertaken by authorised investment funds that the Group is deemed to control. Further information about these transactions is set out below.

        The cost of own shares of £109 million as at 31 December 2011 (2010: £75 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans and savings-related share option schemes. At 31 December 2011, 8.1 million (2010: 4.5 million) Prudential plc shares with a market value of £52 million (2010: £30 million) were held in such trusts. Of this total, 8.0 million (2010: 4.4 million) shares were held in trusts under employee incentive plans.

        In 2011, the Company purchased the following number of shares in respect of employee incentive plans.

	Number of shares Purchased	Cost

	(in millions)*	£m
2011	8.2	54.7
2010	5.7	32.2

*
The maximum number of shares held in 2011 was 8.1 million which was at the end of the period.

        Of the total shares held in trust 0.1 million (2010: 0.1 million) shares were held by a qualifying employee share ownership trust. These shares are expected to be fully distributed in the future on maturity of savings-related share option schemes.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

H:    Other information on statement of financial position items (Continued)

        The shares purchased each month are as follows:

	Number of shares	Share Price
2011		Low	High	Cost

		£	£	£
January	12,723	6.83	6.83	86,834
February	11,688	7.13	7.13	83,376
March	2,106,702	7.04	7.14	15,253,240
April	263,361	7.40	7.49	1,960,300
May	174,614	7.46	7.53	1,307,410
June	1,418,209	7.07	7.18	10,141,069
July	98,334	6.89	7.34	683,084
August	1,520,620	5.77	6.32	9,051,804
September	19,273	5.85	6.00	115,022
October	15,385	6.07	6.07	93,310
November	110,951	6.15	6.33	692,501
December	2,456,692	6.07	6.55	15,226,106

2011 Total	8,208,552			54,694,056

        The shares purchased each month are as follows:

	Number of shares	Share Price
2010		Low	High	Cost

		£	£	£
January	9,338	6.38	6.38	59,530
February	11,638	5.68	5.68	66,046
March	3,908,274	5.16	6.09	20,884,460
April	11,129	5.63	5.63	62,601
May	14,638	5.59	5.59	81,753
June	190,991	5.26	5.66	1,075,712
July	13,457	5.14	5.14	69,102
August	10,016	5.86	5.86	58,644
September	13,727	5.25	5.84	78,539
October	11,634	6.37	6.37	74,108
November	385,321	5.74	6.49	2,244,770
December	1,153,611	6.04	6.65	7,445,358

2010 Total	5,733,774			32,200,623

        The Group has consolidated a number of authorised investment funds where it is deemed to control these funds under IFRS. Some of these funds hold shares in Prudential plc. The total number of shares held by these funds at 31 December 2011 was 8.6 million (2010: 9.8 million) and the cost of acquiring these shares of £52 million (2010: £47 million) is included in the cost of own shares. The market value of these shares as at 31 December 2011 was £54 million (2010: £65 million).

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

H:    Other information on statement of financial position items (Continued)

        During 2011, these funds made net disposals of 1,171,635 Prudential shares (2010: net disposals of 833,618) for a net increase of £4.8 million to book cost (2010: net decrease of £3 million).

        All share transactions were made on an exchange other than the Stock Exchange of Hong Kong.

        Other than set out above the Group did not purchase, sell or redeem any Prudential plc listed securities during 2011 or 2010.

Reserves

        The translation reserve represents cumulative foreign exchange translation differences taken directly to equity in accordance with IFRS, net of related tax. In accordance with IFRS 1, cumulative translation differences are deemed to be zero at 1 January 2004, the date of transition to IFRS.

        The available-for-sale reserve represents gains or losses arising from changes in the fair value of available-for-sale securities of Jackson, net of the related change in amortisation of deferred income and acquisition costs and of the related tax.

H12:    Insurance contract liabilities and unallocated surplus of with-profits funds

Movement in year

	Insurance contract liabilities	Unallocated surplus of with-profits funds

	£m	£m
At 1 January 2010	145,713	10,019
Income and expense included in the income statement	22,412	245
Foreign exchange translation differences	3,193	(11)
Dilution of Group's holdings	(27)	—

At 1 January 2011	171,291	10,253
Income and expense included in the income statement	8,748	(1,025)
Foreign exchange translation differences	324	(13)

At 31 December 2011	180,363	9,215

        Notes B5, D2c, D3c and D4c provide further analysis of the movement in the year of the Group's policyholder liabilities and unallocated surplus of the with-profits funds.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

H:    Other information on statement of financial position items (Continued)

H13:    Borrowings

Core structural borrowings of shareholder-financed operations

	2011				2010
	Innovative Tier 1*	Innovative Tier 2*	Senior**	Total	Total

	£m	£m	£m	£m	£m
Central operations
Subordinated debt:
€500m 5.75% Subordinated Notes 2021note (i)		—		—	428
€20m Medium-Term Subordinated Notes 2023note (ii)		17		17	17
£435m 6.125% Subordinated Notes 2031		428		428	428
£400m 11.375% Subordinated Notes 2039		384		384	382
US$1,000m 6.5% Perpetual Subordinated Capital Securities	644			644	639
US$250m 6.75% Perpetual Subordinated Capital Securitiesnote (iii)	161			161	160
US$300m 6.5% Perpetual Subordinated Capital Securitiesnote (iii)	193			193	192
US$750m 11.75% Perpetual Subordinated Capital Securities	477			477	472
US$550m 7.75% Perpetual Subordinated Capital Securitiesnote (iii)	348			348	—

	1,823	829	—	2,652	2,718
Senior debt:
£300m 6.875% Bonds 2023			300	300	300
£250m 5.875% Bonds 2029			249	249	249

	—	—	549	549	549

Total central operations	1,823	829	549	3,201	3,267
PruCap
£250m bank loannote (iv)			250	250	250
Jackson
US$250m 8.15% Surplus Notes 2027note (v)		160		160	159

Totalnotes (vi), (vii)	1,823	989	799	3,611	3,676

*
These debt classifications are consistent with the treatment of capital for regulatory purposes, as defined in the FSA handbook. In January 2011, the Company issued US$550 million 7.75 per cent Tier 1 subordinated debt, primarily to retail investors. The proceeds, net of costs, were US$539 million (£340 million) and have been used to finance the repayments of the €500 million Tier 2 subordinated debt in December 2011.

The Group has designated US$2.85 billion (2010: US$2.3 billion) of its Tier 1 subordinated debt as a net investment hedge under IAS 39 to hedge the currency risks related to the net investment in Jackson.

**
The senior debt ranks above subordinated debt in the event of liquidation.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

H:    Other information on statement of financial position items (Continued)

Notes

(i)
The €500 million 5.75 per cent borrowings had been swapped into borrowings of £333 million with interest payable at six month £LIBOR plus 0.962 per cent. The borrowings were repaid in December 2011.

(ii)
The €20 million borrowings were issued at 20-year Euro Constant Maturity Swap (capped at 6.5 per cent). These have been swapped into borrowings of £14 million with interest payable at three month £LIBOR plus 1.2 per cent.

(iii)
The US$250 million 6.75 per cent borrowings, the US$300 million 6.5 per cent borrowings and the US$550 million 7.75 per cent borrowings can be converted, in whole or in part, at the Company's option and subject to certain conditions, on any interest payment date, into one or more series of Prudential preference shares.

(iv)
The £250 million PruCap bank loan was made in December 2010 in two tranches: £135 million maturing in June 2014, currently drawn at a cost of twelve month £LIBOR plus 1.2 per cent and £115 million maturing on 20 December 2012, currently drawn at a cost of twelve month £LIBOR plus 0.99 per cent.

(v)
The Jackson borrowings are unsecured and subordinated to all present and future indebtedness, policy claims and other creditor claims of Jackson.

(vi)
Maturity analysis

  The following table sets out the contractual maturity analysis of the Group's core structural borrowings:

	2011	2010

	£m	£m
Less than 1 year	115	—
1 to 2 years	—	115
2 to 3 years	135	—
3 to 4 years	—	135
4 to 5 years	—	—
Over 5 years	3,361	3,426

Total	3,611	3,676

(vii)
Management analyses the net core structural borrowings position as follows:

	2011	2010

	£m	£m
Total core structural borrowings (as above)	3,611	3,676
Less: Holding company cash and short-term investments
(recorded within the consolidated statement of financial position)	(1,200)	(1,232)

Net core structural borrowings of shareholder-financed operations	2,411	2,444

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

H:    Other information on statement of financial position items (Continued)

Operational borrowings attributable to shareholder-financed operations

	2011	2010

	£m	£m
Borrowings in respect of short-term fixed income securities programmes
Commercial paper	2,706	2,311
Bank Notes 2013	250	249

	2,956	2,560

Non-recourse borrowings of US operations
Jacksonnote (i)	—	10
Piedmont and CDO funds (non-recourse)note (i), (iii)	1	60

Investment subsidiaries (non-recourse)note (i)	20	20

	21	90

Other borrowings
Bank loans and overdrafts	13	5
Obligations under finance leases	1	2
Other borrowingsnote (iv)	349	347

	363	354

Total	3,340	3,004

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

(iv)
Other borrowings include mainly amounts whose repayment to the lender is contingent upon future surpluses emerging from certain contracts specified under the arrangement. If insufficient surplus emerges on the contracts, there is no recourse to other assets of the Group and the liability is not payable to the degree of shortfall. Further, the Group has chosen to designate as a fair value hedge under IAS 39 certain fixed to floating rate swaps which hedge the fair value exposures to interest rate movements of these borrowings.

In addition, other borrowings include senior debt issued through the Federal Home Loan Bank of Indianapolis and was secured on collateral posted with FHLB by Jackson.

(v)
In addition to the debt listed above, £200 million Floating Rate Notes were issued by Prudential plc in October 2011 which mature in April 2012. These Notes have been wholly subscribed by a Group subsidiary and accordingly have been eliminated on consolidation in the Group financial statements. These notes were originally issued in October 2008 and have been reissued upon their maturity.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

H:    Other information on statement of financial position items (Continued)

(vi)
Maturity analysis

The following table sets out the contractual maturity analysis of the Group's operational borrowings attributable to shareholder-financed operations:

	2011	2010

	£m	£m
Less than 1 year	3,169	2,496
1 to 2 years	140	98
2 to 3 years	10	401
3 to 4 years	10	—
4 to 5 years	11	—
Over 5 years	—	9

Total	3,340	3,004

Borrowings attributable to with-profits operations

	2011	2010

	£m	£m
Non-recourse borrowings of consolidated investment fundsnote (i)	747	1,287
£100m 8.5% undated subordinated guaranteed bonds of the Scottish Amicable Insurance Fundnote (ii)	100	100
Other borrowings (predominantly obligations under finance leases)	125	135

Totalnote (iii)	972	1,522

Notes

(i)
In all instances the holders of the debt instruments issued by these funds do not have recourse beyond the assets of those funds.

(ii)
The interests of the holders of the bonds issued by Scottish Amicable Finance plc, a subsidiary of the Scottish Amicable Insurance Fund, are subordinate to the entitlements of the policyholders of that fund.

(iii)
Maturity analysis

The following table sets out the contractual maturity analysis of the Group's borrowings attributable to with-profits operations:

	2011	2010

	£m	£m
Less than 1 year	297	96
1 to 2 years	75	635
2 to 3 years	30	99
3 to 4 years	110	74
4 to 5 years	31	1
Over 5 years	429	617

Total	972	1,522

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

H:    Other information on statement of financial position items (Continued)

H14:    Provisions and contingencies

Provisions

	2011	2010

	£m	£m
Provision in respect of defined benefit pension schemes:I3
Deficit, gross of deferred tax, based on scheme assets held, including investments in Prudential insurance policies:
Attributable to PAC with-profits fund (i.e. absorbed by the liability for unallocated surplus)	41	106
Attributable to shareholder-financed operations (i.e. to shareholders' equity)	23	114

	64	220
Add back: Investments in Prudential insurance policies	165	227

Provision after elimination of investments in Prudential insurance policies and matching policyholder liability from Group statement of financial position	229	447
Other provisions (see below)	300	282

Total provisions	529	729

        Analysis of other provisions:

	2011	2010

	£m	£m
At 1 JanuaryI3	282	206
Charged to income statement:
Additional provisions	144	182
Unused amounts released	(29)	(10)
Used during the year	(97)	(106)
Exchange differences	—	10

At 31 December	300	282

Comprising:
Legal provisions	14	20
Restructuring provisions	23	26
Other provisions	263	236

Total	300	282

        Of the other provisions balance of £300 million (2010: £282 million), £159 million (2010 £141 million) is expected to be settled within one year. Employer contributions expected to be paid into defined benefit pension schemes within one year are shown in note I3.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

H:    Other information on statement of financial position items (Continued)

Legal provisions

        The movement in legal provisions is summarised in the table below:

	Jackson*	Other	Total

	£m	£m	£m
At 1 January 2010	11	4	15
Charged to income statement:
Additional provisions	9	—	9
Used during the year	(1)	(3)	(4)

Total at 31December 2010	19	1	20
Charged to income statement:
Used during the year	(6)	—	(6)

Total at 31 December 2011	13	1	14

*
Jackson has been named in civil proceedings, which appear to be substantially similar to other class action litigation brought against many life insurers in the US, alleging misconduct in the sale of insurance products. The provision has been established to cover potential litigation and is expected to be utilised over the next five years.

Restructuring provisions

        These primarily relate to restructuring activities of UK insurance operations. The provisions pertain to property liabilities resulting from the closure of regional sales centres and branches, staff terminations and other transformation costs to enable streamlining of operations.

        The movement is summarised in the table below:

	2011	2010

	£m	£m
At 1 January	26	17
Charge to income statement:
Additional provisions	5	14
Unused amounts released	(5)	(2)
Used during the year	(3)	(3)

Total at 31 December	23	26

        The provision balance is expected to be paid out within the next five years.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

H:    Other information on statement of financial position items (Continued)

Other Provisions

        The movement in other provisions is shown in the table below:

	Staff Benefits*	Onerous contracts	Regulatory and other	Total

	£m	£m	£m	£m
At 1 January 2010	143	27	4	174
Charge to income statement:
Additional provisions	148	10	4	162
Unused amounts released	(6)	—	—	(6)
Used during the year	(92)	(8)	—	(100)
Exchange differences	7	(1)	—	6

Total at 31 December 2010	200	28	8	236
Charge to income statement:
Additional provisions	120	19	—	139
Unused amounts released	(15)	(6)	(3)	(24)
Used during the year	(88)	—	—	(88)

Total at 31 December 2011	217	41	5	263

*
Benefits will generally be paid out within the next three years.

Contingencies and related obligations

        In addition to the legal proceedings relating to Jackson mentioned under the legal proceedings section above, the Group is involved in other litigation and regulatory issues.

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

        The table below summarises the change in the pension mis-selling provision for the years ended 31 December 2011 and 2010. The change in the provision is included in benefits and claims in the

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

H:    Other information on statement of financial position items (Continued)

income statement and the movement in unallocated surplus of with-profits funds has been determined accordingly.

	2011	2010

	£m	£m
At 1 January	314	322
Changes to actuarial assumptions and method of calculation	97	37
Discount unwind	1	2
Redress to policyholders	(49)	(46)
Payment of administrative costs	(1)	(1)

At 31 December*	362	314

*
The pension mis-selling provision is included within the liabilities in respect of investment contracts with discretionary participation features under IFRS 4.

        The pension mis-selling provision at 31 December 2011 set out above of £362 million is stochastically determined on a discounted basis. The average discount rate implied in the movement in the year is 2.6 per cent. The undiscounted amounts at 31 December 2011 expected to be paid in each of the years ending 31 December are as follows:

2011

£m
Year ended 31 December
2012	60
2013	15
2014	13
2015	10
2016	13
Thereafter	370

Total undiscounted amount	481
Aggregate discount	(119)

Discounted pension mis-selling provision at 31 December 2011	362

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

31 December 2011

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

        This review was completed on 30 June 2002. The assurance will continue to apply to any policy in force at 31 December 2003, both for premiums paid before 1 January 2004, and for subsequent regular premiums (including future fixed, RPI or salary related increases and Department of Work and Pensions rebate business). The assurance has not applied to new business since 1 January 2004. New business in this context consists of new policies, new members to existing pension schemes plus regular and single premium top-ups, transfers and switches to existing arrangements. The maximum amount of capital support available under the terms of the assurance will reduce over time.

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

        The Group is exposed to mortgage endowment products in respect of policies issued by Scottish Amicable Life plc (SAL) and the Scottish Amicable Life Assurance Society (SALAS) which were transferred into SAIF. At 31 December 2011, provisions of £2 million (2010: £2 million) in respect of the SAL policies and £15 million (2010: £20 million) in SAIF were held within policyholder liabilities to cover potential compensation in respect of mortgage endowment product mis-selling claims. As SAIF is a separate sub-fund of the Prudential Assurance long-term business fund, wholly attributable to the policyholders of the fund, this provision has no impact on shareholders.

        In addition, in the year ended 31 December 2010 Prudential Assurance's main with-profits fund paid compensation of £1 million (2010: £2 million) in respect of mortgage endowment products mis-selling claims and at 31 December 2011 held a provision of £26 million (2010: £32 million) in respect of further compensation. The movement in this provision has no impact on the Group's profit before tax.

        In May 2006, the Group introduced a deadline for both Prudential and Scottish Amicable mortgage endowment complaints. Impacted customers have three years to lodge a mis-selling complaint in line with the time limit prescribed by the FSA and the ABI.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

H:    Other information on statement of financial position items (Continued)

Guaranteed annuities

        Prudential Assurance used to sell guaranteed annuity products in the UK and at 31 December 2011 held a provision of £90 million (2010: £24 million) within the main with-profits fund within policyholder liabilities to honour guarantees on these products. The Group's main exposure to guaranteed annuities in the UK is through SAIF and at 31 December 2011 a provision of £370 million (2010: £336 million) was held in SAIF to honour the guarantees. As SAIF is a separate sub-fund of the Prudential Assurance long-term business fund, wholly attributable to the policyholders of the fund, the movement in this provision has no impact on shareholders.

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

        In 1997, the business of SALAS, a mutual society, was transferred to PAC. In effecting the transfer, a separate sub-fund, SAIF, was established within PAC's long-term business fund. This sub-fund contains all the with-profits business and all other pension business that was transferred. No new business has been or will be written in the sub-fund and the sub-fund is managed to ensure that all the invested

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

H:    Other information on statement of financial position items (Continued)

assets are distributed to SAIF policyholders over the lifetime of SAIF policies. With the exception of certain amounts in respect of the unitised with-profits life business, all future earnings arising in SAIF are retained for SAIF policyholders. Any excess (deficiency) of revenue over expense within SAIF during a period is attributable to the policyholders of the fund. Shareholders have no interest in the profits of SAIF but are entitled to the asset management fees paid on this business. With the exception of certain guaranteed annuity products mentioned earlier in this note, and certain products which include a minimum guaranteed rate of accumulation, the majority of SAIF with-profits policies do not guarantee minimum rates of return to policyholders.

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

Unclaimed Property Provision

        Jackson has received industry-wide regulatory enquiries with respect to claims settlement practices and compliance with unclaimed property laws. To date, only one state (New York) has requested a formal search for potential unreported claims. Any regulatory audits, related examination activity and internal reviews may result in additional payments to beneficiaries, escheatment of funds (i.e. reversion of funds to the state) deemed abandoned under state laws, administrative penalties and changes in Jackson's procedures for the identification of unreported claims and handling of escheatable property. Based on its current analysis, at 31 December 2011, Jackson accrued £16 million for these unreported claims. Additionally, regulators and state legislators are considering proposals that would require life insurance companies to take additional steps to identify unreported deceased policy and contract holders. Currently, there does not appear to be a consensus among state insurance regulators and state unclaimed property administrators regarding a life insurer's obligations in connection with identifying unreported deaths of its policy and contract holders.

Guarantees and commitments

        Guarantee funds in both the UK and the US provide for payments to be made to policyholders on behalf of insolvent life insurance companies. These guarantee funds are financed by payments assessed on solvent insurance companies based on location, volume and types of business. The Group estimated its reserve for future guarantee fund assessments for Jackson, included within other liabilities to be £17 million at 31 December 2011 (2010: £16 million). Similar assessments for the UK businesses were not significant. The directors believe that the reserve is adequate for all anticipated payments for known insolvencies.

        At 31 December 2011, Jackson has unfunded commitments of £341 million (2010: £363 million) related to its investments in limited partnerships and of £77 million (2010: £88 million) related to commercial mortgage loans. These commitments were entered into in the normal course of business and the directors do not expect a material adverse impact on the operations to arise from them.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

H:    Other information on statement of financial position items (Continued)

        Jackson owns debt instruments issued by securitisation trusts managed by PPM America. At 31 December 2011, the support provided by certain forbearance agreements Jackson entered into with the counterparty to certain of these trusts could potentially expose Jackson to maximum losses of £71 million (2010: £332 million), if circumstances allowed the forbearance period to cease. Jackson believes that, so long as the forbearance period continues, the risk of loss under the agreements is remote.

        The Group has provided other guarantees and commitments to third-parties entered into in the normal course of business but the Company does not consider that the amounts involved are significant.

H15:    Other liabilities

	2011	2010

	£m	£m
Creditors arising from direct insurance and reinsurance operations	970	821
Interest payable	67	66
Other items	212	242

Total	1,249	1,129

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

I:    Other notes

I1:    Acquisition of United Overseas Bank Life Assurance Limited in 2010

        On 1 February 2010, the Group acquired from United Overseas Bank (UOB) its 100 per cent interest in UOB Life Assurance Limited in Singapore for total cash consideration, after post-completion adjustments of SGD67 million (£32 million), of SGD495 million (£220 million). As part of the transaction the Group also entered into a long-term strategic partnership to develop a major regional bancassurance business with UOB.

        In addition to the amounts above the Group incurred £2 million of acquisition-related costs (excluding integration costs). These have been excluded from the consideration transferred and were recognised as an expense during 2010, in the consolidated income statement.

Goodwill arising on acquisition

£m

Cash consideration	220
Less: fair value of identifiable net assets acquired	(79)

Goodwill arising on acquisition	141

        Goodwill arose on the acquisition of UOB Life Assurance Limited in Singapore because the acquisition included revenue and cost synergies. These synergies could not be recognised as assets separately from goodwill because they are not capable of being separated from the Group and sold, transferred, licensed, rented or exchanged, either individually or together with any related contracts and did not arise from contractual or other legal rights.

        None of the goodwill arising on this transaction is expected to be deductible for tax purposes.

Assets acquired and liabilities assumed at the date of acquisition

£m

Assets:
Intangible assets attributable to shareholders: Present value of acquired in-force business	12
Other non-investment and non-cash assets	16
Investments of long-term business and other operations	1,004
Cash and cash equivalents	89

Total assets	1,121

Liabilities:
Policyholder liabilities	968
Other non-insurance liabilities	74

Total liabilities	1,042

Fair value of identifiable net assets acquired	79

        Total assets include loans and receivables with a fair value of £15 million. This value represents the gross contractual amount and all amounts have been collected.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

I:    Other notes (Continued)

        The consolidated statement of cash flows contains a £133 million net cash outflow in respect of this acquisition representing cash consideration of £220 million, acquisition related costs paid of £2 million less cash and cash equivalents acquired of £89 million.

Impact of acquisition on the results of the Group

        Included in the Group's consolidated profit before tax for 2010 is £8 million attributable to UOB Life Assurance Limited in Singapore. Consolidated revenue, including investment returns, for 2010 includes £125 million in respect of UOB Life Assurance Limited in Singapore.

        Had the acquisition been effected at 1 January 2010, the revenue and profit of the Group from continuing operations for the year ended 31 December 2010 would not have been materially different.

I2:    Changes to Group's holdings

2010

        On 1 August 2010, Discovery Holdings of South Africa, the Group's joint venture partner in its investment in PruHealth, completed the acquisition of the entire share capital of Standard Life Healthcare, a wholly-owned subsidiary of the Standard Life Group, for £138 million. Discovery funded the purchase of the Standard Life Healthcare transaction, and contributed Standard Life Healthcare to PruHealth as a capital investment on completion. As a result of the transaction, Discovery increased their shareholding in PruHealth from the previous level of 50 per cent to 75 per cent, and Prudential's shareholding was reduced from 50 per cent of the previous joint venture structure to 25 per cent of the new structure with the much enlarged business.

        As a result of this dilution in holding and the consequential loss of control, PruHealth was reclassified from a joint venture to an associate and the entity was no longer proportionally consolidated from the date of the transaction. In accordance with IAS 31 'Interests in joint ventures' a gain of £30 million arose in 2010 upon the dilution, representing the difference between the fair value of the enlarged 25 per cent investment still held and the book value of the original 50 per cent investment holding.

2009

        In 2009, the Company sold the assets and liabilities of its agency distribution business and its agency force in Taiwan to China Life Insurance Company Ltd of Taiwan for the nominal sum of NT$1. In addition, the Company invested £45 million to purchase a 9.99 per cent stake in China Life through a share placement. The sale was completed on 19 June 2009.

        The effects on the IFRS income statement was a pre-tax loss of £621 million comprising a loss on sale of £559 million and trading losses before tax up to the date of sale of £62 million. After allowing for tax and other adjustments, the reduction to shareholders equity was £607 million.

        The loss on sale of £559 million included cumulative foreign exchange gains of £9 million recycled through the profit and loss account as required by IAS 21.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

I:    Other notes (Continued)

I3:    Staff and pension plans

(a)   Staff and employment costs

        The average number of staff employed by the Group during the year was:

	2011	2010	2009

Business operations:
Asian operations	17,001	17,988	19,502
US operations	3,785	3,545	3,371
UK operations	4,628	4,459	4,516

Total	25,414	25,992	27,389

        The costs of employment were:

	2011	2010	2009

	£m	£m	£m
Business operations:
Wages and salaries	1,101	1,052	878
Social security costs	75	69	61

Other pension costs
Defined benefit schemes*
Defined benefit schemes—PSPS**	22	27	29
Defined benefit schemes—Other schemes*	(34)	31	28
Defined contribution schemes
Defined contribution schemes—Domestic	12	11	11
Defined contribution schemes—Overseas	29	26	27
Pension actuarial and other (gains) losses charged to income statement*	(37)	26	138

	(8)	121	233

Total	1,168	1,242	1,172

*
The derivation of these amounts is shown in note (b)(i)7.

**
Consistent with the derecognition of the Company's interest in the underlying IAS 19 surplus of PSPS as described in note (b)(i)1 below, the other pension costs for PSPS represents the cash cost of contributions for ongoing service of active members and the unwind of discount on the opening provision for deficit funding for PSPS.

(b)   Pension plans

(i)    Defined benefit plans

1. Summary

        The Group business operations operate a number of pension schemes. The specific features of these plans vary in accordance with the regulations of the country in which the employees are located, although they are, in general, funded by the Group and based either on a cash balance formula or on

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

I:    Other notes (Continued)

years of service and salary earned in the last year or years of employment. The largest defined benefit scheme is the principal UK scheme, namely the Prudential Staff Pension Scheme (PSPS); 86 per cent (2010: 86 per cent) of the underlying scheme liabilities of the Group defined benefit schemes are accounted for within PSPS.

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

        Defined benefit schemes in the UK are generally required to be subject to full actuarial valuation every three years in order to assess the appropriate level of funding for schemes in relation to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds. The last completed actuarial valuation of PSPS was as at 5 April 2008 by CG Singer, Fellow of the Institute of Actuaries, of Towers Watson Limited (previously Watson Wyatt Limited). This valuation demonstrated the scheme to be 106 per cent funded by reference to the Scheme Solvency Target that forms the basis of the scheme's statutory funding objective. No formal deficit plan was required. However, in recognition of the fall in value of the Scheme's investments between 5 April 2008 and the completion of the actuarial valuation in 2009, an additional funding akin to deficit funding was agreed by the Trustees. The total contributions being currently made by the Group into the scheme, representing the annual accrual cost and additional funding, are £50 million per annum. Deficit funding for PSPS is apportioned in the ratio of 70/30 between the PAC with-profits fund and shareholder-backed operations following detailed consideration in 2005 of the sourcing of previous contributions. Employer contributions for ongoing service of current employees are apportioned in the ratio relevant to current activity. The current contributions will continue to be made until the next valuation as at 5 April 2011 is finalised later in 2012. In 2011, total contributions paid in the year including expenses and augmentations were £54 million (2010: £55 million).

        The market value of PSPS scheme assets as at the 5 April 2008 valuation was £4,759 million. The actuarial assumptions used in determining benefit obligations and the net periodic benefit costs for the purposes of the 2008 valuation were as follows:

Rate of increase in salaries	Nil
Rate of inflation	3.5%
Rate of increase of pensions in payment for inflation:
Guaranteed (maximum 5%)	3.5%
Guaranteed (maximum 2.5%)	2.5%
Discretionary	Nil
Expected returns on plan assets	4.55%

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

I:    Other notes (Continued)

Mortality assumptions

        The tables used for PSPS pensions in payment at 5 April 2008 were:

Base post retirement mortality

        For current male (female) pensioners 108.6% (103.4%) of the mortality rates of the 2000 series mortality tables, published by the Continuous Mortality Investigation Bureau. For male (female) non-pensioners 113.4% (97.4%) of the 2000 series rates.

Allowance for future improvements to post retirement mortality

        For males (females) 100% (75%) of Medium Cohort subject to a minimum rate of improvement of 1.75% (1%) up to the age of 90, decreasing linearly to zero by age of 120.

        The last completed actuarial valuation of the Scottish Amicable Pension Scheme as at 31 March 2008 by Jonathan Seed, Fellow of the Faculty of Actuaries, of Xafinity Consulting, demonstrated the scheme to be 91 per cent funded. Based on this valuation, deficit funding amounts designed to eliminate the actuarial deficit over a seven year period were made from July 2009 of £7.3 million per annum. During 2010, the Group agreed to pay additional funding of £5.8 million per annum from October 2010 until the conclusion of the next formal valuation, or until the funding level reaches 90 per cent, whichever is the earlier. The actuarial valuation as at 31 March 2011 will be finalised later in 2012. The IAS 19 deficit of the Scottish Amicable Pension Scheme at 31 December 2011 of £55 million (2010: £146 million) has been allocated approximately 50 per cent to the PAC with-profits fund and 50 per cent to the shareholders' fund.

        The last completed actuarial valuation of the M&G pension scheme as at 31 December 2008 by Paul Belok, Fellow of the Institute of Actuaries, of AON Hewitt Limited (previously AON Consulting Limited), was finalised in January 2010 and demonstrated the scheme to be 76 per cent funded. Based on this valuation, deficit funding amounts designed to eliminate the actuarial deficit over a five year period have been made from January 2010 of £14.1 million per annum for the first two years and £9.3 million per annum for the subsequent three years. During 2011, the Group agreed to pay an additional funding of £1.2 million per annum from January 2012, until the conclusion of the next formal valuation as at 31 December 2011 which is currently in progress. The IAS 19 surplus of the M&G pension scheme on an economic basis at 31 December 2011 was £10 million (2010: deficit of £27 million). As described above, as at 31 December 2011, the M&G pension scheme has invested £165 million in Prudential policies (2010: £227 million). After excluding these investments that are offset against liabilities to policyholders, the IAS 19 basis position of the scheme is a deficit of £155 million (2010: £254 million).

        Under the IAS 19 valuation basis, the Group applies IFRIC 14, 'IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction' Under IFRIC 14, for PSPS, where the Group does not have unconditional right of refund to any surplus in the scheme, the surplus is not recognised. Additionally, the Group has to recognise a liability for committed deficit funding obligation to PSPS. Accordingly, at 31 December 2011, the Group has not recognised the underlying PSPS surplus of £1,588 million gross of deferred tax (2010: £485 million) and has recognised a liability for deficit funding to 30 June 2012 for PSPS of £19 million, gross of deferred tax (2010: £47 million).

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

I:    Other notes (Continued)

        The asset and liabilities of PSPS are unaffected by the impact of the application of IFRIC 14. PSPS is managed on an economic basis for the longer-term benefit of its current and deferred pensioners and active members. The surplus in PSPS is available to absorb future adverse asset value movements and, if required, strengthening in mortality assumptions.

        As at 31 December 2011, after the effect of the application of IFRIC 14, the shareholders' share of the pension liability for PSPS deficit funding obligation and the deficits of the defined benefit pension schemes amounted to a £17 million liability net of related tax relief (2010: £83 million). These amounts are determined after including amounts invested by the M&G scheme in Prudential policies as explained later in this note.

        On the economic basis (including investments of the M&G scheme in Prudential policies as assets), for 2011, a £18 million pre-tax shareholder credit (2010: £27 million charge) to operating results based on longer-term returns arises. The £18 million credit in 2011 included a £42 million credit for the RPI to CPI inflation measure change as described later. In addition, outside the operating result but included in total profits is a pre-tax shareholder gain of £21 million (2010: £10 million loss) for shareholders' share of actuarial and other gains and losses.

        In addition, also on the economic basis, the PAC with-profits sub-fund was credited £9 million (2010: charge of £18 million) for its share of the pension credit/charge of PSPS and Scottish Amicable and credited with £15 million (2010: charge of £5 million) for its share of net actuarial and other losses on the scheme assets and liabilities. The £9 million credit in 2011 included a £24 million credit for the PAC with-profit funds share of accounting benefit from the RPI to CPI inflation measure charge as described later. As shareholder profits for the PAC with-profits sub-fund reflects the surplus for distribution, these amounts are effectively absorbed by an increased credit in the income statement for the transfer to the liability for unallocated surplus.

        At 31 December 2011, after the effect of the application of IFRIC 14, the total share of the liability for deficit funding on PSPS and the deficit on the smaller Scottish Amicable Scheme attributable to the PAC with-profits fund amounted to a liability of £38 million (2010: £99 million) net of related tax relief.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

I:    Other notes (Continued)

        The Trustee sets the general investment policy and specifies any restrictions on types of investment and the degrees of divergence permitted from the benchmark, but delegates the responsibility for selection and realisation of specific investments to the Investment Managers. In carrying out this responsibility, the Investment Managers are required by the Pensions Act 1995 to have regard to the need for diversification and suitability of investments. Subject to a number of restrictions contained within the relevant asset management agreements, the Investment Managers are authorised to invest in any class of investment asset. However, the Investment Managers will not invest in any new class of investment asset without prior consultation with the Trustee.

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

3. Assumptions

        The actuarial assumptions used in determining benefit obligations and the net periodic benefit costs for the years ended 31 December were as follows:

	2011	2010	2009

	%	%	%
Discount rate*	4.7	5.45	5.8
Rate of increase in salaries	2.9	5.55	5.7
Rate of inflation:**
Retail price index (RPI)	2.9	3.55	3.7
Consumer price index (CPI)	1.9	n/a	n/a
Rate of increase of pensions in payment for inflation:
Guaranteed (maximum 5%)***	2.5	3.55	3.7
Guaranteed (maximum 2.5%)***	2.5	2.5	2.5
Discretionary***	2.5	2.5	2.5
Expected returns on plan assets	5.1	5.9	4.5

*
The discount rate has been determined by reference to an 'AA' corporate bond index adjusted, where applicable, to allow for the difference in duration between the index and the pension liabilities.

**
The rate of inflation for the year ended 31 December 2011 reflects the long-term assumption for the UK RPI or CPI depending on the tranche of the schemes. For prior periods it reflects the long- term assumption for the UK RPI. See explanation below.

***
The rates of 2.5 per cent are those for PSPS. Assumed rates of increase of pensions in payments for inflation for all other schemes are 2.9 per cent in 2011 (2010: 3.55 per cent; 2009: 3.7 per cent).

        The calculations are based on current actuarially calculated mortality estimates with a specific allowance made for future improvements in mortality. The specific allowance for 2011 and 2010 is in line

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

I:    Other notes (Continued)

with a custom calibration of the 2009 mortality model from the Continuous Mortality Investigation Bureau of the Institute and Faculty of Actuaries ('CMI'). The 2009 specific allowance was broadly based on adjusted versions of the medium cohort projections prepared by CMI.

        The tables used for PSPS immediate annuities in payment at 31 December 2011 and 2010 were:

        Male: 108.6 per cent PNMA00 with improvements in line with a custom calibration of the CMI's 2009 mortality model, with a long-term mortality improvement rate of 1.75 per cent per annum; and

        Female: 103.4 per cent PNFA00 with improvements in line with a custom calibration of the CMI's 2009 mortality model, with a long-term mortality improvement rate of 1.00 per cent per annum.

        The tables used for PSPS immediate annuities in payment at 31 December 2009 were:

        Male: 108.6 per cent PNMA00 with medium cohort improvements subject to a floor of 1.75 per cent up to the age of 90, decreasing linearly to zero by age of 120; and

        Female: 103.4 per cent PNFA00 with 75 per cent medium cohort improvements subject to a floor of 1.00 per cent up to the age of 90, decreasing linearly to zero by age of 120. The assumed life expectancies on retirement at age 60, based on the mortality table used was:

	2011 years		2010 years		2009 years
	Male	Female	Male	Female	Male	Female

Retiring today	27.8	29.0	27.7	29.0	27.4	28.6
Retiring in 20 years' time	30.5	31.1	30.3	31.1	30.1	30.8

        The mean term of the current PSPS liabilities is around 17 years.

        Using external actuarial advice provided by the scheme actuaries being Towers Watson for the valuation of PSPS, Xafinity Consulting for the Scottish Amicable scheme and Aon Hewitt Limited for the M&G scheme, the most recent full valuations have been updated to 31 December 2011, applying the principles prescribed by IAS 19.

        In July 2010, the UK Government announced plans to use the CPI in place of the RPI in its determination of the statutory minimum pension increases for private sector occupational pension schemes. In December 2010, the Government published the statutory revaluation order for 2011 which confirms the change to use CPI. Further, in December 2010, the Government consulted on the impact of the switch from RPI to CPI on the private sector occupational pension schemes. In its response following the consultation published in June 2011, the Government confirmed that it would not introduce legislation to override scheme rules which provide for pension increases/revaluation on a basis that is higher than the statutory minimum.

        For the Group's UK defined benefit schemes, the pensions in deferment and/or pensions in payment for certain tranches of these schemes are subject to statutory increases in accordance with the schemes rules and were therefore affected by the Government's decision to change the indexation from RPI to CPI. Other tranches, where RPI is specified in the scheme rules, were unaffected.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

I:    Other notes (Continued)

        During 2011, the pension schemes communicated to their members the changes in basis from RPI to CPI in light of the Government announcement. The impact of this change in 2011 was an accounting benefit of £42 million to the Group's operating profit based on longer-term investment returns and profit attributable to shareholders before tax and £31 million to shareholders' equity. There was no impact on the results for the year ended 31 December 2010.

4.    Summary financial position

        The Group liability in respect of defined benefit pension schemes is as follows:

	2011	2010

	£m	£m
Economic position:
Deficit, gross of deferred tax, based on scheme assets held, including investments in Prudential insurance policies:
Attributable to the PAC with-profits fund (i.e. absorbed by the liability for unallocated surplus)	(41)	(106)
Attributable to shareholder-backed operations (i.e. shareholders' equity)	(23)	(114)

Economic deficit	(64)	(220)
Exclude: investments in Prudential insurance liabilities (offset on consolidation in the Group financial statements against insurance liabilities)	(165)	(227)

Deficit under IAS 19 included in Provisions in the statement of financial position	(229)	(447)

        The following disclosures explain the economic position and IAS 19 basis of accounting after eliminating investment in Prudential insurance policies on consolidation.

5.    Group economic financial position

        The following tables illustrate the movement on the financial position of the Group's defined benefit pension schemes on an economic basis. The underlying position on an economic basis reflects the assets (including investments in Prudential policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes. At 31 December 2011, the investments in Prudential policies comprise £112 million (2010: £118 million; 2009: £101 million) for PSPS and £165 million (2010: £227 million; 2009: £187 million) for the M&G scheme.

        Separately, the economic financial position also includes the effect of the application of IFRIC 14, 'IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction'. For PSPS, where there are constraints in the trust deed to prevent the company access, the surplus is not recognised and a liability to additional funding is established (as previously described).

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

I:    Other notes (Continued)

Estimated pension scheme deficit—economic basis

        Movements on the pension scheme deficit (determined on the economic basis) are as follows, with the effect of the application of IFRIC 14 being shown separately:

	2011
		(Charge) credit to income statement
	Surplus (deficit) in scheme at 1 Jan 2011	Operating results (based on longer-term investment returns)note (a)	Actuarial and other gains and lossesnote (b)	Contributions paid	Surplus (deficit) in scheme at 31 Dec 2011note (c)

	£m	£m	£m	£m	£m
All schemes
Underlying position (without the effect of IFRIC 14)
Surplus	312	256	882	93	1,543
Less: amount attributable to PAC with-profits fund	(264)	(171)	(607)	(41)	(1,083)

Shareholders' share:
Gross of tax surplus	48	85	275	52	460
Related tax	(13)	(22)	(68)	(14)	(117)

Net of shareholders' tax	35	63	207	38	343

Effect of IFRIC 14
Derecognition of surplus and set up of additional funding obligation	(532)	(229)	(846)	—	(1,607)
Less: amount attributable to PAC with-profits fund	370	162	592	—	1,124

Shareholders' share:
Gross of tax (deficit)	(162)	(67)	(254)	—	(483)
Related tax	44	16	63	—	123

Net of shareholders' tax	(118)	(51)	(191)	—	(360)

With the effect of IFRIC 14
(Deficit) surplus	(220)	27	36	93	(64)
Less: amount attributable to PAC with-profits fund	106	(9)	(15)	(41)	41

Shareholders' share:
Gross of tax (deficit) surplus	(114)	18	21	52	(23)
Related tax	31	(6)	(5)	(14)	6

Net of shareholders' tax	(83)	12	16	38	(17)

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

I:    Other notes (Continued)

	2010
		(Charge) credit to income statement
	Surplus (deficit) in scheme at 1 Jan 2010	Operating results (based on longer-term investment returns)note (a)	Actuarial and other gains and lossesnote (b)	Contributions paid	Surplus (deficit) in scheme at 31 Dec 2010note (c)

	£m	£m	£m	£m	£m
All schemes
Underlying position (without the effect of IFRIC 14)
Surplus (deficit)	338	(7)	(109)	90	312
Less: amount attributable to PAC with-profits fund	(285)	(11)	71	(39)	(264)

Shareholders' share:
Gross of tax surplus (deficit)	53	(18)	(38)	51	48
Related tax	(15)	5	11	(14)	(13)

Net of shareholders' tax	38	(13)	(27)	37	35

Effect of IFRIC 14
Derecognition of surplus and set up of additional funding obligation	(588)	(38)	94	—	(532)
Less: amount attributable to PAC with-profits fund	407	29	(66)	—	370

Shareholders' share:
Gross of tax surplus (deficit)	(181)	(9)	28	—	(162)
Related tax	51	2	(9)	—	44

Net of shareholders' tax	(130)	(7)	19	—	(118)

With the effect of IFRIC 14
Surplus (deficit)	(250)	(45)	(15)	90	(220)
Less: amount attributable to PAC with-profits fund	122	18	5	(39)	106

Shareholders' share:
Gross of tax surplus (deficit)	(128)	(27)	(10)	51	(114)
Related tax	36	7	2	(14)	31

Net of shareholders' tax	(92)	(20)	(8)	37	(83)

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

I:    Other notes (Continued)

	2009
		(Charge) credit to income statement
	Surplus (deficit) in scheme at 1 Jan 2009	Operating results (based on longer-term investment returns)note (a)	Actuarial and other gains and lossesnote (b)	Contributions paid	Disposal of Taiwan agency business*	Surplus (deficit) in scheme at 31 Dec 2009note (c)

	£m	£m	£m	£m	£m	£m
All schemes
Underlying position (without the effect of IFRIC 14)
Surplus (deficit)	644	(71)	(337)	85	17	338
Less: amount attributable to PAC with-profits fund	(483)	33	207	(42)	—	(285)

Shareholders' share:
Gross of tax surplus (deficit)	161	(38)	(130)	43	17	53
Related tax	(47)	11	36	(11)	(4)	(15)

Net of shareholders' tax	114	(27)	(94)	32	13	38

Effect of IFRIC 14
Surplus (deficit)	(793)	23	182	—	—	(588)
Less: amount attributable to PAC with-profits fund	550	(17)	(126)	—	—	407

Shareholders' share:
Gross of tax surplus (deficit)	(243)	6	56	—	—	(181)
Related tax	68	(2)	(15)	—	—	51

Net of shareholders' tax	(175)	4	41	—	—	(130)

With the effect of IFRIC 14
Surplus (deficit)	(149)	(48)	(155)	85	17	(250)
Less: amount attributable to PAC with-profits fund	67	16	81	(42)	—	122

Shareholders' share:
Gross of tax surplus (deficit)	(82)	(32)	(74)	43	17	(128)
Related tax	21	9	21	(11)	(4)	36

Net of shareholders' tax	(61)	(23)	(53)	32	13	(92)

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

I:    Other notes (Continued)

Notes

(a)
The components of the credit (charge) to operating results (comprising amounts attributable to the PAC with-profits fund and shareholder-backed operations) are as follows:

	2011	2010	2009

	£m	£m	£m
Current service cost	(35)	(38)	(34)
Negative past service cost—RPI to CPI inflation measure changenote (i)	282	—	—
Finance (expense) income:
Interest on pension scheme liabilities	(299)	(294)	(277)
Expected return on assets	308	325	240

Total credit (charge) without the effect IFRIC 14	256	(7)	(71)
Effect of IFRIC 14 for pension schemes	(229)	(38)	23

Total credit (charge) after the effect of IFRIC 14 as shown above, reflected in the Group's operating profit based on longer-term investment returnsnote (ii)	27	(45)	(48)

        Notes

  (i)
  RPI to CPI inflation measure change

  The £282 million credit shown above comprises £216 million for PSPS and £66 million for other schemes. As noted earlier, the PSPS scheme surplus is not recognised for accounting purposes due to the application of IFRIC 14. The £66 million for other schemes (as shown in the table below) is allocated as £24 million to PAC with-profits fund and £42 million to shareholders referred to in note B1.

  (ii)
  The net credit (charge) to operating profit (comprising amounts attributable to the PAC with-profits fund and shareholder-backed operations) of £27 million (2010: (£45 million; 2009: £48 million)) is made up of the following:

	2011	2010	2009

	£m	£m	£m
Underlying IAS 19 charge for other pension schemes	(17)	(18)	(19)
Cash costs for PSPS	(20)	(23)	(25)
Unwind of discount on opening provision for deficit funding for PSPS	(2)	(4)	(4)
Negative past service cost—RPI to CPI inflation measure change (note (i) to table above)	66	—

	27	(45)	(48)

    Consistent with the derecognition of the Company's interest in the underlying IAS 19 surplus of PSPS, the charge to operating profit based on longer-term investment returns for PSPS reflects the cash cost of contributions for ongoing service of active members. In addition, the charge to the operating results also includes a charge for the unwind of discount on the opening provision for deficit funding for PSPS.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

I:    Other notes (Continued)

(b)
The components of the credit (charge) for actuarial and other gains and losses (comprising amounts attributable to the PAC with-profits fund and shareholder-backed operations (but for 2009 excluding the charge relating to the Taiwan agency business sold in that year) are as follows:

	2011	2010	2009

	£m	£m	£m
Actual less expected return on assets	982	306	108
Losses on changes of assumptions for plan liabilities	(414)	(411)	(521)
Experience gains (losses) on liabilities	314	(4)	76

Total credit (charge) without the effect of IFRIC 14	882	(109)	(337)
Effect of IFRIC 14 for pension schemes	(846)	94	182

Actuarial and other gains and losses after the effect of IFRIC 14	36	(15)	(155)

  The net charge for actuarial and other gains and losses is recorded within the income statement but, within the segmental analysis of profit, the shareholders' share of actuarial and other gains and losses (i.e. net of allocation of the share to the PAC with-profits funds) is excluded from operating profit based on longer-term investment returns.

  The 2011 actuarial gains of £882 million (gross of allocation of share to the PAC with-profits funds and before the application of IFRIC 14) primarily reflects the effect of the excess of market returns over long-term assumptions and experience gains on liabilities which are partially offset by the effect of changes in economic assumptions.

  Consistent with the derecognition of the Company's interest in the underlying IAS 19 surplus of PSPS, the actuarial gains and losses do not include those of PSPS. In addition, as a result of applying IFRIC 14, the Group has recognised a provision for deficit funding in respect of PSPS. The change in 2011 in relation to this provision was £(4) million (2010: £nil; 2009: £ 48 million) and is recognised as other gains and losses within the £36 million of actuarial and other gains and losses shown above.

(c)
On the 'economic basis', after including the underlying assets represented by the investments in Prudential insurance policies as scheme assets, the underlying statements of financial position of the schemes at 31 December were:

	2011				2010
	PSPS	Other schemesnote (iii)	Total	%	PSPS	Other schemesnote(iii)	Total	%

	£m	£m	£m		£m	£m	£m
Equities	210	273	483	7	548	277	825	14
Bonds	5,547	407	5,954	83	3,864	339	4,203	70
Properties	297	20	317	4	199	29	228	4
Cash-like investmentsnote (i)	378	31	409	6	740	8	748	12

Total value of assets	6,432	731	7,163	100	5,351	653	6,004	100
Present value of benefit obligations	(4,844)	(776)	(5,620)		(4,866)	(826)	(5,692)

	1,588	(45)	1,543		485	(173)	312
Effect of the application of IFRIC 14 for pension schemes:
Derecognition of PSPS surplus	(1,588)	—	(1,588)		(485)	—	(485)
Adjust for additional funding for PSPS	(19)	—	(19)		(47)	—	(47)

Pre-tax deficitnote (ii)	(19)	(45)	(64)		(47)	(173)	(220)

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

I:    Other notes (Continued)

          Notes

  (i)
  The PSPS has entered into a derivatives based strategy to match the duration and inflation profile of its liabilities. This involved a reallocation from other investments to cash-like investments with an interest and inflation swap overlay. In broad terms, the scheme is committed to making a series of payments related to LIBOR on a nominal amount and in return the scheme receives a series of fixed and inflation-linked payments which match a proportion of its liabilities. As at 31 December 2011, the nominal value of the interest and inflation-linked swaps amounted to £0.9 billion (2010: £1.1 billion) and £2.0 billion (2010: £1.8 billion) respectively.

  (ii)
  The resulting scheme deficits arising from the excess of liabilities over assets at 31 December 2011 after application of IFRIC 14 of £64 million (2010: £220 million) comprised a deficit of £41 million (2010: £106 million) attributable to the PAC with-profits fund and deficit of £23 million (2010: £114 million) attributable to shareholder operations.

  (iii)
  In addition to PSPS, there are two smaller schemes in the UK, the Scottish Amicable Pension Scheme, and the M&G Pension Scheme, with a combined deficit at 31 December 2011 of £45 million (2010: £173 million), gross of tax. There is also a small scheme in Taiwan, with a negligible amount of deficit at 31 December 2011 and 2010. As part of the sale of the Taiwan agency business in June 2009 the Group has settled the majority of the obligations under the Taiwan scheme relating to the employees who were transferred out.

        The movements in the deficit on the 'economic basis' between scheme assets and liabilities were:

	2011	2010	2009

	£m	£m	£m
Current service cost	(13)	(13)	(11)
Negative past service cost (RPI to CPI inflation measure change)	66	—
Other finance income	(4)	(5)	(8)
Cash costs and unwind of discount on opening provision for deficit funding for PSPS	(22)	(27)	(29)
Contributions	93	90	85
Actuarial and other gains and losses	36	(15)	(155)
Movement due to the sold Taiwan agency business and exchange translation difference	—	—	17

Net decrease in deficit	156	30	(101)

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

I:    Other notes (Continued)

6. Movement in IAS 19 basis financial position

        The change in the present value of the benefit obligation and the change in fair value of the assets for the total of the PSPS, Scottish Amicable, M&G and Taiwan schemes and the provision for deficit funding of PSPS over the period were as follows:

	2011
	PSPS	Other schemes				Total
	Provision for deficit funding	IAS 19 basis: change in fair value of plan assets	Invest- ments in Prudential insurance policies	Economic basis: total assets	IAS 19 basis: change in present value of benefit obligations	Economic basis: net obligations

	£m	£m	£m	£m	£m	£m
Fair value of plan assets, beginning of year		426	227	653		653
Present value of benefit obligation, beginning of year					(826)	(826)
Provision for deficit funding for PSPS	(47)					(47)

	(47)	426	227	653	(826)	(220)
Service cost—current charge only					(13)	(13)
Negative past service cost—RPI to CPI inflation measure change					66	66
Interest cost					(45)	(45)
Expected return on plan assets		26	15	41		41
Employee contributions		—	1	1	(1)	—
Employer contributions	54	19	20	39		93
Actuarial gains (losses)		13	(1)	12	28	40
Benefit payments		(10)	(5)	(15)	15	—
Movement in the provision for deficit funding for PSPS	(4)					(4)
Transfer out of investment in Prudential insurance policies		92	(92)	—		—
Cash costs and unwind of discount on the opening provision for deficit funding for PSPS	(22)					(22)

Fair value of plan assets, end of year		566	165	731		731
Present value of benefit obligation, end of year					(776)	(776)
Provision for deficit funding of PSPS	(19)					(19)

Economic basis deficit						(64)

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

I:    Other notes (Continued)

	2010
	PSPS	Other schemes				Total
	Provision for deficit funding	IAS 19 basis: change in fair value of plan assets	Invest- ments in Prudential insurance policies	Economic basis: total assets	IAS 19 basis: change in present value of benefit obligations	Economic basis: net obligations

	£m	£m	£m	£m	£m	£m
Fair value of plan assets, beginning of year		376	187	563		563
Present value of benefit obligation, beginning of year					(738)	(738)
Provision for deficit funding for PSPS	(75)					(75)

	(75)	376	187	563	(738)	(250)
Service cost—current charge only					(13)	(13)
Interest cost					(43)	(43)
Expected return on plan assets		25	13	38		38
Employee contributions			1	1	(1)	—
Employer contributions	55	15	20	35		90
Actuarial gains (losses)		20	11	31	(46)	(15)
Benefit payments		(10)	(5)	(15)	15
Cash costs and unwind of discount on the opening provision for deficit funding for PSPS	(27)					(27)

Fair value of plan assets, end of year		426	227	653		653
Present value of benefit obligation, end of year					(826)	(826)
Provision for deficit funding of PSPS	(47)					(47)

Economic basis deficit						(220)

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

I:    Other notes (Continued)

	2009
	PSPS	Other schemes				Total
	Provision for deficit funding	IAS 19 basis: change in fair value of plan assets	Invest- ments in Prudential insurance policies	Economic basis: total assets	IAS 19 basis: change in present value of benefit obligations	Economic basis: net obligations

	£m	£m	£m	£m	£m	£m
Fair value of plan assets, beginning of year		357	157	514		514
Present value of benefit obligation, beginning of year					(598)	(598)
Provision for deficit funding for PSPS	(65)					(65)

	(65)	357	157	514	(598)	(149)
Service cost—current charge only					(11)	(11)
Interest cost					(35)	(35)
Expected return on plan assets		18	9	27		27
Employee contributions			1	1	(1)	—
Employer contributions	67	9	9	18		85
Actuarial gains (losses)		6	17	23	(130)	(107)
Benefit payments		(11)	(6)	(17)	17	—
Cash costs and unwind of discount on the opening provision for deficit funding for PSPS	(29)					(29)
Movement in the provision for deficit funding for PSPS	(48)					(48)
Disposal of Taiwan agency business, including exchange translation difference		(3)		(3)	20	17

Fair value of plan assets, end of year		376	187	563		563
Present value of benefit obligation, end of year					(738)	(738)
Provision for deficit funding of PSPS	(75)					(75)

Economic basis deficit						(250)

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

I:    Other notes (Continued)

7. IAS 19 basis financial position as consolidated

        The IAS 19 basis pensions deficit can be summarised as follows:

	2011	2010	2009	2008	2007

	£m	£m	£m	£m	£m
Fair value of plan assets, end of year (excluding investments in Prudential policies)	6,886	5,659	5,224	5,057	5,150
Present value of benefit obligation	(5,620)	(5,438)	(4,951)	(4,493)	(4,826)

Funded status (wholly or partly funded)	1,266	221	273	564	324
Present value of unfunded obligations on Group consolidated basis (M&G scheme)*	—	(254)	(223)	(180)	(189)

	1,266	(33)	50	384	135

Effect of the application of IFRIC 14 for pension schemes
Derecognition of PSPS' surplus	(1,588)	(485)	(513)	(728)	(528)
Set up obligation for deficit funding for PSPS	(19)	(47)	(75)	(65)	(102)
Adjustment in respect of investment of PSPS in Prudential policies	112	118	101	103	140

Deficit recognised in the statement of financial position	(229)	(447)	(437)	(306)	(355)

*
The M&G pension scheme assets invests in Prudential insurance policies. On Prudential Group consolidation these assets are eliminated against liabilities in the statement of financial position of UK Insurance Operations. Up until 2011, all of the M&G scheme assets were invested in this way thus giving rise to an unfunded status on a Prudential Group consolidated basis. At 31 December 2011, only £165 million out of the M&G scheme assets of £257 million was invested in Prudential insurance policies, thereby switching its status to a partly funded scheme.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

I:    Other notes (Continued)

	2011	2010	2009

	£m	£m	£m
Components of net periodic pension cost
Current service cost	(35)	(38)	(34)
Negative past service cost (RPI to CPI inflation measure change)	282	—	—
Interest cost	(299)	(294)	(277)

Expected return on assets—economic basis	308	325	240
Less: expected return on investments of scheme assets in Prudential insurance policies	(25)	(21)	(16)

Expected return on assets—IAS 19 basis†	283	304	224

	231	(28)	(87)
Effect of the application of IFRIC 14	(219)	(30)	30

Pension cost (as referred to in note I3a)	12	(58)	(57)

Actuarial gains and losses—economic basis	882	(109)	(337)
Less: actuarial gains on investments of scheme assets in Prudential insurance policies	17	(20)	8

	899	(129)	(329)
Effect of the application of IFRIC 14	(862)	103	191
Actuarial gains and losses—IAS 19 basis* (as referred to in note I3a)	37	(26)	(138)

Net periodic pension cost (included within acquisition and other operating expenditure in the income statement)	49	(84)	(195)

*
Consistent with the derecognition of the Company's interest in the underlying IAS 19 surplus of PSPS, the effect on the net periodic pension cost for PSPS was to replace the usual IAS 19 pension charges and credits with the cash cost of contribution for ongoing services of active members and also not to report the actuarial gains and losses.

†
In determining the expected return on scheme assets for 2011, the 5.1 per cent (2010: 5.9 per cent) rate shown below has been applied to the opening assets.

        The long-term expected rate of return has been taken to be the weighted average (by market value) of the long-term expected rates of return on each major asset class shown below:

	2011		2010		2009		2008		2007

	£m	%	£m	%	£m	%	£m	%	£m	%
Scheme assets (IAS 19 basis before effect of IFRIC 14)
Equities	336	5	610	11	917	18	875	17	1,332	26
Bonds	5,826	85	4,095	72	3,587	69	2,619	52	1,299	25
Properties	317	4	206	4	278	5	290	6	583	11
Cash-like investments	407	6	748	13	442	8	1,273	25	1,936	38

Total	6,886	100	5,659	100	5,224	100	5,057	100	5,150	100

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

I:    Other notes (Continued)

	Prospectively for 2012	2011	2010

	%	%	%
Long-term expected rates of return
Equities	6.8	8.2	8.5
Bonds	3.0	4.6	5.3
Properties	5.55	6.9	6.75
Cash-like investments	2.0	4.75	4.75

Weighted average long-term expected rate of return	3.1	5.1	5.9

        The expected rates of return have been determined by reference to long-term expectations, the carrying value of the assets and equity and other market conditions at the statement of financial position date.

        The actual return on scheme assets was a gain of £1,290 million (2010: £631 million; 2009: £348 million) on an IAS 19 basis.

        None of the scheme assets included shares in Prudential plc or property occupied by the Prudential Group.

	2011	2010	2009	2008	2007

	£m	£m	£m	£m	£m
Fair value of scheme assets, end of year (IAS 19 basis)	6,886	5,659	5,224	5,057	5,150
Present value of the benefit obligation, end of year	(5,620)	(5,692)	(5,174)	(4,673)	(5,015)

Underlying scheme assets in surplus (deficit) of benefit obligation, before the effect of IFRIC 14	1,266	(33)	50	384	135

Experience adjustments on scheme liabilities	314	(4)	76	145	(14)
Percentage of scheme liabilities at 31 December	(5.59%)	(0.07%)	1.47%	3.10%	0.28%
Experience adjustments on scheme assets (IAS 19 basis)	998	287	100	(277)	(7)
Percentage of scheme assets at 31 December	14.49%	5.07%	1.91%	(5.48%)	(0.14%)

        The experience adjustments on scheme liabilities in 2011 of £314 million related mainly to the 'true-up' reflecting improvements in data consequent upon the ongoing 2011 triennial valuations of PSPS and the Scottish Amicable pension scheme. The experience adjustments on scheme liabilities in 2008 of a gain of £145 million related mainly to the 'true up' reflecting improvements in data consequent upon the 2008 triennial valuation of PSPS.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

I:    Other notes (Continued)

        Total employer contributions expected to be paid into the Group defined benefit schemes for the year ending 31 December 2012 amounts to £89 million (2011: £94 million). However, this is subject to a reassessment when the 2011 valuations of the schemes are completed.

8. Sensitivity of the pension scheme liabilities to key variables

        The total underlying Group pension scheme liabilities of £5,620 million (2010: £5,692 million) comprise £4,844 million (2010: £4,866 million) for PSPS and £776 million (2010: £826 million) for the other schemes. The table below shows the sensitivity of the underlying PSPS and the other scheme liabilities at 31 December 2011 and 2010 to changes in discount rates, inflation rates and mortality rates

2011
Assumption	Change in assumption	Impact on scheme liabilities on IAS 19 basis

Discount rate	Decrease by 0.2% from 4.7% to 4.5%	Increase in scheme liabilities by:
		PSPS	3.3%
		Other schemes	4.8%
Discount rate	Increase by 0.2% from 4.7% to 4.9%	Decrease in scheme liabilities by:
		PSPS	3.1%
		Other schemes	4.5%
Rate of inflation	RPI: Decrease by 0.2% from 2.9% to 2.7%	Decrease in scheme liabilities by:
	CPI: Decrease by 0.2% from 1.9% to 1.7% with consequent reduction	PSPS	0.6%
	in salary increases	Other schemes	4.1%
Mortality rate	Increase life expectancy by 1 year	Increase in scheme liabilities by:
		PSPS	2.7%
		Other schemes	2.4%

2010
Assumption	Change in assumption	Impact on scheme liabilities on IAS 19 basis

Discount rate	Decrease by 0.2% from 5.45% to 5.25%	Increase in scheme liabilities by:
		PSPS	3.6%
		Other schemes	5.2%
Discount rate	Increase by 0.2% from 5.45% to 5.65%	Decrease in scheme liabilities by:
		PSPS	3.5%
		Other schemes	4.8%
Rate of inflation	RPI: Decrease by 0.2% from 3.55% to 3.35% with consequent reduction	Decrease in scheme liabilities by:
	in salary increases	PSPS	1.0%
		Other schemes	4.9%
Mortality rate	Increase life expectancy by 1 year	Increase in scheme liabilities by:
		PSPS	2.1%
		Other schemes	2.6%

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

I:    Other notes (Continued)

2009
Assumption	Change in assumption	Impact on scheme liabilities on IAS 19 basis

Discount rate	Decrease by 0.2% from 5.8% to 5.6%	Increase in scheme liabilities by:
		PSPS	3.50%
		Scottish Amicable	5.20%
		M&G	4.90%
Discount rate	Increase by 0.2% from 5.8% to 6.0%	Decrease in scheme liabilities by:
		PSPS	3.20%
		Scottish Amicable	4.80%
		M&G	4.90%
Rate of inflation	Decrease by 0.2% from 3.7% to 3.5%	Decrease in scheme liabilities by:
	with consequent reduction in salary	PSPS	0.90%
	increases	Scottish Amicable	4.90%
		M&G	4.50%

        The sensitivity of the underlying pension scheme liabilities to changes in discount, inflation and mortality rates as shown above does not directly equate to the impact on the profit or loss attributable to shareholders or shareholders' equity due to the effect of the application of IFRIC 14 on PSPS and the allocation of a share of the interest in financial position of the PSPS and Scottish Amicable schemes to the PAC with-profits fund as described above.

        The sensitivity to the changes in the key variables as shown in the table above has no significant impact on the pension costs included in the Group's operating results. This is due to the pension costs charged in each of the periods presented being derived largely from market conditions at the beginning of the period. After applying IFRIC 14 and to the extent attributable to shareholders, any residual impact from the changes to these variables is reflected as actuarial gains and losses on defined benefit pension schemes within the supplementary analysis of profits. The relevance of this is described further below.

        For PSPS, the underlying surplus of the scheme of £1,588 million (2010: £485 million) has not been recognised under IFRIC 14. Any change in the underlying scheme liabilities to the extent that it is not sufficient to alter PSPS into a liability in excess of the deficit funding provision will not have an impact on the Group's results and financial position. Based on the underlying financial position of PSPS as at 31 December 2011, none of the changes to the underlying scheme liabilities for the changes in the variables shown in the table above have had an impact on the Group's 2011 results and financial position.

        In the event that a change in the PSPS scheme liabilities results in a deficit position for the scheme which is recognisable, the deficit recognised affects the Group's results and financial position only to the extent of the amounts attributable to shareholder operations. The amounts attributable to the PAC with-profits fund are absorbed by the liability for unallocated surplus and have no direct effect on the profit or loss attributable to shareholders or shareholders' equity.

        The deficit of the Scottish Amicable pension scheme has been allocated approximately 50 per cent to the PAC with-profits fund and 50 per cent to the shareholders. Accordingly, half of the changes to its scheme liabilities, which at 31 December 2011 were £527 million (2010: £572 million), due to the

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

I:    Other notes (Continued)

changes in the variables shown in the table above would have had an impact on the Group's shareholder results and financial position.

9. Transfer value of PSPS scheme

        At 31 December 2011, it is estimated that the assets of the scheme are broadly sufficient to cover the liabilities of PSPS on a 'buyout' basis including an allowance for expenses. The 'buyout' basis refers to a basis that might apply in the circumstance of a transfer to another appropriate financial institution. In making this assessment it has been assumed that a more conservative investment strategy applies together with a more prudent allowance for future mortality improvements and no allowance for discretionary pension increases.

(ii)   Other pension plans

        The Group operates various defined contribution pension schemes including schemes in Jackson and Asia. The cost of the Group's contributions for continuing operations to these schemes in 2011 was £40 million (2010: £37 million; 2009:£38 million).

I4:    Share-based payments

        The Group maintains 10 main share award and share option plans relating to Prudential plc shares, which are described below.

        The Group Performance Share Plan (GPSP) is the incentive plan in which all executive directors and other senior executives within the Group can participate. This scheme was established as a replacement for the Restricted Share Plan (RSP) under which no further awards could be made after March 2006. Awards are granted either in the form of a nil cost option, conditional right over shares, or such other form that shall confer to the participant an equivalent economic benefit, with a vesting period of three years. The performance measure for the awards is that Prudential's Total Shareholder Return (TSR) outperforms an index comprising of peer companies. Vesting of the awards between each performance point is on a straight line sliding scale basis. Participants are entitled to the value of reinvested dividends that would have accrued on the shares that vest. Beginning in 2010, newly issued shares have been used in settling the awards that vest and are released.

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

        The Business Unit Performance Plan (BUPP) is an incentive plan created to provide a common framework under which awards would be made to senior employees in the UK, Jackson and Asia including the Chief Executive Officers. Awards under this plan were based on growth in Shareholder Capital Value on the European Embedded Value (EEV) basis with performance measured over three

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

I:    Other notes (Continued)

years. Upon vesting of awards made up to 2008, half of the awards were released as shares and the other half released in cash. Since the year ended 31 December 2009 all awards made will be settled in shares after vesting. Participants are entitled to receive the value of reinvested dividends over the performance period for those shares that vest. The growth parameters for the awards are relevant to each region and vesting of the awards between each performance point is on a straight line sliding scale basis. Beginning in 2010, newly issued shares will be used in settling the awards that vest and are released. During 2009, the Remuneration Committee decided that future BUPP awards for the UK business unit would be based on the same relative TSR measure applied to GPSP awards. As a result, awards made under the UK BUPP reflect those TSR conditions applied to GPSP awards.

        In 2011, the Remuneration Committee decided to cancel two-thirds of the number of shares comprising the 2008 share awards and one-third of the 2009 share awards to most UK BUPP participants with the vesting of the remaining one-third and two-thirds, respectively, of awards then being dependent on the achievement of the TSR condition. The change in awards was not applicable to executive directors. Upon the cancellation, Prudential recognised as expense the full amount of the one-third and two-thirds awards that would have been accrued for the remainder of the respective vesting periods in accordance with IFRS 2 'Share-based Payment'.

        The Group maintains four share option schemes satisfied by the issue of new shares. UK-based executive directors and eligible employees are eligible to participate in the Prudential HM Revenue & Customs (HMRC) approved UK Savings Related Share Option Scheme (SAYE scheme) and the Asia-based executive directors and eligible employees can participate in the equivalent International SAYE scheme. Dublin-based employees are eligible to participate in the Prudential International Assurance Sharesave Plan, and Hong Kong-based agents can participate in the Non-employee Savings Related Share Option Scheme. The schemes allow participants to save towards the exercise of options over Prudential plc shares, at an option price set at the beginning of the savings period as determined by reference to the average market price of the ordinary shares on the three business days immediately preceding the invitation at a discount of 20 per cent. Participants may save up to £250 per month for three or five years. On maturity at the end of the set term, participants may exercise their options within six months of the end of the savings period and purchase Prudential plc shares. If an option is not exercised within six months, participants are entitled to a refund of their cash contributions plus interest if applicable under the rules. The exercise period of the options granted may be advanced to an earlier date in certain circumstances, for example on retirement, and may be extended in certain circumstances, for example on the death of the participant the personal representative may exercise the options beyond the normal exercise period. Shares are issued to satisfy options that are exercised. No options may be granted under the schemes if the grant would cause the number of shares which have been issued, or which remain issuable pursuant to options granted in the preceding 10 years under the scheme and other share option schemes operated by the Company, or which have been issued under any other share incentive scheme of the Company, to exceed 10 per cent of the Company's ordinary share capital at the proposed date of grant.

        UK-based executive directors and employees are also eligible to participate in the Company's HMRC approved Share Incentive Plan which allows all UK-based employees to purchase shares of Prudential plc (partnership shares) on a monthly basis out of gross salary. For every four partnership shares bought, an additional matching share is awarded, purchased on the open market. Dividend shares accumulate while

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

I:    Other notes (Continued)

the employee participates in the plan. Partnership shares may be withdrawn from the scheme at any time. If the employee withdraws from the plan within five years, the matching shares are forfeit and if within three years, dividend shares are forfeit.

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

        The Prudential Corporation Asia Long-Term Incentive Plan (PCA LTIP) is an incentive plan created in 2008 for senior employees and Chief Executive Officers. Awards under the PCA LTIP will vest after three years subject to the employee being in employment at the time of vesting without any performance conditions. Awards will be discretionary and on a year by year basis determined by Prudential's full year financial results and the employee's contribution to the business. All awards will be in Prudential shares except for countries where share awards are not feasible due to securities and/or tax reasons, where awards will be replaced by the cash value of the shares that would otherwise have been transferred.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

I:    Other notes (Continued)

relate to various awards that have been made without performance conditions to individual employees, typically in order to secure their appointment or ensure retention.

	2011		2010		2009
Options outstanding under SAYE schemes	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

	millions	£	millions	£	millions	£
Beginning of year:	12.8	3.4	12.2	3.2	6.8	4.54
Granted	2.1	4.66	2.2	4.61	10.7	2.96
Exercised	(0.6)	3.98	(0.6)	3.15	(0.4)	3.98
Forfeited	(0.2)	3.17	(0.2)	3.44	(0.5)	3.87
Cancelled	(0.4)	3.56	(0.5)	3.37	(3.8)	4.58
Lapsed	(0.4)	3.94	(0.3)	3.89	(0.6)	4.42

End of year	13.3	3.55	12.8	3.4	12.2	3.2

Options immediately exercisable, end of year	0.4	4.54	0.2	5.52	0.3	4.45

        The weighted average share price of Prudential plc for the year ended 31 December 2011 was £6.86 compared to £5.68 for the year ended 31 December 2010 and £4.17 for the year ended 31 December 2009.

        Movements in share awards outstanding under the Group's share-based compensation plans relating to Prudential plc shares at 31 December 2011, 2010 and 2009 were as follows:

	2011	2010	2009
Awards outstanding under incentive plans including conditional options	Number of awards	Number of awards	Number of awards

	millions	millions	millions
Beginning of year:	23.9	19.2	14.5
Granted	10.3	11.2	11.1
Exercised	(4.2)	(4.7)	(3.4)
Forfeited	(0.1)	(1.2)	(1.0)
Expired	(3.2)	(0.6)	(2.0)

End of year	26.7	23.9	19.2

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

I:    Other notes (Continued)

        The following table provides a summary of the range of exercise prices for Prudential plc options outstanding at 31 December 2011.

	Outstanding			Exercisable
Range of exercise prices	Number Outstanding	Weighted average remaining contractual life	Weighted average exercise prices	Number exercisable	Weighted average exercise prices

	millions	years	£	millions	£
Between £2 and £3	8.2	1.6	2.88	—	—
Between £3 and £4	—	0.8	3.73	—	3.43
Between £4 and £5	5.0	3.1	4.58	0.3	4.40
Between £5 and £6	0.1	0.9	5.58	0.1	5.53

	13.3	2.2	3.55	0.4	4.54

        The following table provides a summary of the range of exercise prices for Prudential plc options outstanding at 31 December 2010.

	Outstanding			Exercisable
Range of exercise prices	Number Outstanding	Weighted average remaining contractual life	Weighted average exercise prices	Number exercisable	Weighted average exercise prices

	millions	years	£	millions	£
Between £2 and £3	9.0	2.6	2.88	—	—
Between £3 and £4	0.1	1.3	3.59	—	3.67
Between £4 and £5	3.3	3.3	4.51	—	4.07
Between £5 and £6	0.4	1.0	5.59	0.2	5.63

	12.8	2.8	3.4	0.2	5.52

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

I:    Other notes (Continued)

        The following table provides a summary of the range of exercise prices for Prudential plc options outstanding at 31 December 2009.

	Outstanding			Exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise prices	Number exercisable	Weighted average exercise prices

	millions	years	£	millions	£
Between £2 and £3	10.0	3.6	2.88	—	—
Between £3 and £4	0.1	1.0	3.62	0.1	3.43
Between £4 and £5	1.5	3.0	4.37	0.2	4.73
Between £5 and £6	0.6	1.9	5.60	—	5.65
Between £6 and £7	—	—	—	—	—
Between £7 and £8	—	—	—	—	—

	12.2	3.4	3.20	0.3	4.45

        The years shown above for weighted average remaining contractual life include the time period from end of vesting period to expiration of contract.

        The weighted average fair values of Prudential plc options and awards granted during the period are as follows:

2011			2010			2009
Weighted average fair value			Weighted average fair value			Weighted average fair value
GPSP	SAYE Options	Awards	GPSP	SAYE Options	Awards	GPSP	SAYE Options	Awards

£			£			£
3.88	2.63	6.28	2.74	2.91	5.14	3.52	1.55	4.67

        The fair value amounts relating to all options including conditional nil cost options above were determined using the Black-Scholes and the Monte Carlo option-pricing models using the following assumptions:

	2011		2010		2009
	GPSP	SAYE Options	GPSP	SAYE Options	GPSP	SAYE Options

Dividend yield (%)	3.33	3.33	3.43	3.43	4.41	4.41
Expected volatility (%)	28.90	62.67	42.69	64.65	56.21	60.55
Risk-free interest rate (%)	1.32	0.89	1.70	1.07	1.92	2.15
Expected option life (years)	—	3.48	3.00	3.49	3.00	3.67
Weighted average exercise price (£)	—	4.66	—	4.61	—	2.96
Weighted average share price (£)	7.32	6.06	5.70	6.38	4.83	3.82

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

I:    Other notes (Continued)

        Compensation costs for all share-based compensation plans are determined using either the Black-Scholes model or the Monte Carlo model. Share options and awards are valued using the share price at the date of grant. The compensation costs for all awards and options are recognised in net income over the plans' respective vesting periods. The Group uses the Black-Scholes model to value all options and awards other than the GPSP and UK BUPP, for which the Group uses a Monte Carlo model in order to allow for the impact of the TSR performance conditions. These models are used to calculate fair values for share options and awards at the grant date based on the quoted market price of the stock at the measurement date, the amount, if any, that the employees are required to pay, the dividend yield, expected volatility, risk-free interest rates and exercise prices.

        For SAYE options, the expected volatility is measured as the standard deviation of expected share price returns based on statistical analysis of daily share prices over a period up to the grant date equal to the expected life of options. In recent years, this calculation has been influenced by the extreme market volatility experienced in 2008/2009. Risk-free interest rates are UK gilt rates with projections for three and five year terms to match corresponding vesting periods. Dividend yield is determined as the average yield over the year of grant. For the GPSP, volatility and correlation between Prudential and an index constructed from a simple average of the TSR growth of 10 companies is required. For grants in 2011, an average index volatility and correlation of 32 per cent and 78 per cent respectively, were used. For the GPSP, market implied volatilities are used for both Prudential and the components of the index. Changes to the subjective input assumptions could materially affect the fair value estimate.

        When options are granted or awards made to employees, an estimate is made of what percentage is more than likely to vest, be forfeited, lapse or cancelled based on historical information. Based on these estimates, compensation expense to be accrued at that date is calculated and amortised over the vesting period. For early exercises of options or release of awards due to redundancy, death or resignation, the compensation expense is immediately recognised and for forfeitures due to employees leaving the Group, any previously recognised expense is reversed. However, if an employee loses their award because of the Group's failure to meet the performance criteria, previously recognised expense is not reversed.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

I:    Other notes (Continued)

Total share-based payment expense

        Total expense recognised in the year in the consolidated financial statements related to share-based compensation is as follows:

	2011	2010	2009

	£m	£m	£m
Share-based compensation expense	48	47	37
Amount accounted for as equity-settled	44	37	29
Carrying value at 31 December of liabilities arising from share-based payment transactions	15	17	13
Intrinsic value of above liabilities for which rights had vested at 31 December	6	6	7

I5:    Key management remuneration

        Key management constitutes the directors of Prudential plc as they have authority and responsibility for planning, directing and controlling the activities of the Group.

        Total key management remuneration can be broken down in the following table:

	2011	2010	2009

	£	£	£
Salaries and short-term benefits	12,192,000	9,594,000	11,570,000
Post-employment benefits	1,189,000	926,000	1,132,000
Leaving benefits		—	915,000
Share-based payments	9,734,000	11,157,000	7,372,000

	23,115,000	21,677,000	20,989,000

        Post-employment benefits comprise the change in the transfer value of the accrued benefit relating to directors' defined benefit pension schemes in the year and the total contributions made to directors' other pension arrangements.

        The share-based payments charge is the sum of £6,571,000 (2010: £7,320,000; 2009: £5,270,000), which is determined in accordance with IFRS 2, 'Share-Based Payments' (see note I4) and £3,163,000 (2010: £3,837,000; 2009: £2,102,000) of deferred share awards.

        Total key management remuneration includes total directors' emoluments of £16,212,000 (2010: £14,225,000; 2009: £15,090,000) as shown in Item 6 'Directors, Senior Management and Employees and additional amounts in respect of pensions and share-based payments. Further information on directors' remuneration is given in Item 6 'Directors, Senior Management and Employees.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

I:    Other notes (Continued)

I6:    Fees payable to auditor

	2011	2010	2009

	£m	£m	£m
Fees payable to the Company's auditor for the audit of the Company's annual accounts	2.1	1.9	1.8
Fees payable to the Company's auditor and its associates for other services:
Audit of subsidiaries pursuant to legislation	6.1	6.1	5.5
Audit related assurance services	2.6	2.5	2.7
Tax compliance services	0.6	0.4	0.6
Other assurance services	0.5	0.6
Other assurance services excluding the AIA transcation	0.5	0.6	0.1
Services relating to corporate finance transactions excluding the AIA transaction	0.5	0.1	0.7
All other services	0.3	0.4	1.0
Services relating to the AIA transaction	—	5.5	—

Total	12.7	17.5	12.4

        In addition, there were fees incurred of £0.1 million (2010: £0.1 million; 2009: £0.2 million) for the audit of pension schemes.

        The above audit fees for 2011 and 2010, reflect the new disclosure requirements of SI2011/2198—The Companies (Disclosure of Auditor Remuneration and Liability Limitation Agreements) (Amendment) Regulations 2011.

        The fees for services relating to the AIA transaction in 2010 of £5.5 million were primarily comprised of the following services:

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

I:    Other notes (Continued)

        The Audit Committee annually reviews the auditor's objectivity and independence.

I7:    Related party transactions

        Transactions between the Company and its subsidiaries are eliminated on consolidation.

        In addition, the Company has transactions and outstanding balances with certain unit trusts, OEICs, collateralised debt obligations and similar entities which are not consolidated and where a Group company acts as manager. These entities are regarded as related parties for the purposes of IAS 24. The balances are included in the Group's statement of financial position sheet at fair value or amortised cost in accordance with their IAS 39 classifications. The transactions are included in the income statement and include amounts paid on issue of shares or units, amounts received on cancellation of shares or units and paid in respect of the periodic charge and administration fee. Further details of the aggregate assets, liabilities, revenues, profits or losses and reporting dates of entities considered to be associates under IFRS are disclosed in note H8.

        Executive officers and directors of the Company may from time to time purchase insurance, asset management or annuity products marketed by Group companies in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons.

        Apart from the transactions with directors referred to below, no director had interests in shares, transactions or arrangements that require disclosure, other than those given in Item 6 'Directors, Senior management and Employees'. Key management remuneration is disclosed in note I5.

        In 2011 and 2010, other transactions with directors were not deemed to be significant both by virtue of their size and in the context of the directors' financial positions. As indicated above, all of these transactions are on terms broadly equivalent to those that prevail in arm's length transactions.

I8:    Subsidiary undertakings

(i)    Principal subsidiaries

        The principal subsidiary undertakings of the Company at 31 December 2011, all wholly owned were:

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

I:    Other notes (Continued)

        Each subsidiary has one class of ordinary shares and operates mainly in its country of incorporation, except for PRIL which operates mainly in England and Wales.

        Details of all Prudential subsidiaries, joint ventures and associates will be annexed to the next Annual Returns of Prudential plc filed with the UK Registrar of Companies.

(ii) Dividend restrictions and minimum capital requirements

        Certain Group subsidiaries are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to the parent company. UK insurance companies are required to maintain solvency margins which must be supported by capital reserves and other resources, including unrealised gains on investments. Jackson can pay dividends on its capital stock only out of earned surplus unless prior regulatory approval is obtained. Furthermore, without the prior regulatory approval, dividends cannot be distributed if all dividends made within the preceding 12 months exceed the greater of Jackson's statutory net gain from operations or 10 per cent of Jackson's statutory surplus for the prior year. In 2012, the maximum amount of dividends that could be paid by Jackson, subject to the availability of earned surplus, without prior regulatory approval is US$411 million (£264 million) (in 2011: US$770 million (£495 million)). The Group's subsidiaries in Asia may remit dividends to the Group, in general, provided the statutory insurance fund meets the capital adequacy standard required under local statutory regulations.

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

(iii) Acquisition of subsidiaries

2011

        The PAC with-profits fund, via its venture fund holdings and as part of its investment portfolio, made acquisitions during the period. These were acquisitions for a 100 per cent interest of Earth & Wind Energias Renovables S.L., a company which invests in solar panel parks, in March 2011 and a 100 per cent interest of Alticom Holdings B.V., a company investing in telecommunication towers, in June 2011. The Earth & Wind portfolio of solar panel parks was further expanded with the acquisition of a 100 per cent interest in Promociones Fotovoltaicas Betula SL, Promociones Fotovoltaicas Castanea SL, Promociones Fotovoltaicas Corylus SL and Promociones Fotovoltaicas Fagus SL in July 2011 and a 50 per cent controlling interest in Sarinena Solar S.L in October 2011.

        As these transactions are within the with-profits fund, they have no impact on shareholders' profit or equity for the year ended 31 December 2011. The impact on the Group's consolidated revenue, including investment returns, is not material. Had the acquisitions been effected at 1 January 2011, the revenue and profit of the Group for the year ended 31 December 2011 would not have been materially different.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

I:    Other notes (Continued)

        A summary of the consideration, goodwill and net assets acquired relating to these four acquisitions is provided in the table below:

2011 Total

£m
Cash consideration paid	67

Net assets acquired:
Property, plant and equipment	190
Other non-investment and non-cash assets	16
Cash and cash equivalents	14
Borrowings attributable to with-profits funds	(114)
Derivative liabilities	(2)
Other non-insurance liabilities	(49)

Fair value of net assets acquired	55

Total goodwill arising on acquisition attributable to the with-profits fund	12

        The acquisition costs associated with these transactions were expensed as incurred and totalled less than £1.7 million.

        Goodwill represents management's expectation of future income streams and is not allowable for tax.

2010

        During 2010, the Group acquired a 100 per cent interest in United Overseas Bank Life Assurance Limited (UOB) in Singapore. Further details are set out in note I1.

        On 1 October 2010, the PAC with-profits fund, via its venture fund holdings and as part of its investment portfolio, acquired control of Meterserve (North West) Limited and Meterserve (North East) Limited (together referred to as 'Meterserve'), increasing its 50 per cent stake to 100 per cent.

        As this transaction is within the with-profits fund it has no impact on shareholders' profit or equity for the period ended 31 December 2010. The impact on the Group's consolidated revenue, including investment returns, is not material. Had the acquisition been effected at 1 January 2010, the revenue and profit of the Group from continuing operations for the year ended 31 December 2010 would not have been materially different.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

I:    Other notes (Continued)

        A summary of the consideration, goodwill and net assets acquired relating to Meterserve is provided in the table below:

2010

£m
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

        The acquisition costs associated with this transaction were expensed as incurred and totalled less than £1 million. Goodwill represents management's expectation of future income streams and is not allowable for tax.

        As noted above the transaction increased the previously held stake from 50 per cent to 100 per cent. The fair value of the existing stake at the date of the transaction was £25 million. As the investment was held in the Group's balance sheet as a financial instrument classified as at fair value through profit and loss no gain or loss arises as a result of the transaction.

        Other than the above there were no other material acquisitions or disposals of subsidiaries during 2011 or 2010.

I9:    Commitments

(i) Operating leases

        The Group leases various offices to conduct its business. Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

I:    Other notes (Continued)

made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

	2011	2010	2009

	£m	£m	£m
Future minimum lease payments for non-cancellable operating leases fall due during the following periods:
Not later than 1 year	66	70	63
Later than 1 year and not later than 5 years	173	236	178
Later than 5 years	72	120	104

        The total minimum future sublease rentals to be received on non-cancellable operating leases for land and buildings for the year ended 31 December 2011 were £nil (2010: £nil; 2009: £nil).

        Minimum lease rental payments for the year ended 31 December 2011 of £74 million (2010: £92 million; 2009: £105 million) are included in the consolidated income statement.

(ii)    Capital commitments

        The Group has provided, from time to time, certain guarantees and commitments to third-parties including funding the purchase or development of land and buildings and other related matters. The contractual obligations to purchase or develop investment properties at 31 December 2011 were £9 million (2010: £28 million; 2009: £nil).

I10:    Discontinued operations

        The charge of £14 million in 2009, which is net of £nil tax, reflects completion adjustments for a previously disposed business.

I11:    Cash flows

        Structural borrowings of shareholder-financed operations comprise of core debt of the parent company, the PruCap bank loan and Jackson surplus notes. Core debt excludes borrowings to support short-term fixed income securities programmes, non-recourse borrowings of investment subsidiaries of shareholder-financed operations and other borrowings of shareholder-financed operations. Cash flows in respect of these borrowings are included within cash flows from operating activities.

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

I12:    Post balance sheet events

        On 22 February 2012, M&G completed transactions to (i) exchange bonus share rights for equity holdings with the employees of PPM South Africa and (ii) the sale of a 10 per cent holding in the

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2011

I:    Other notes (Continued)

majority of the business to Thesele Group, a minority shareholder, for cash. Following these transactions M&G's holding in the majority of the business reduced from 75 per cent to 47 per cent. Under IFRS requirements the divestment is accounted for as the disposal of the 75 per cent holding and an acquisition of a 47 per cent holding at fair value. As a consequence of the IFRS application, the transactions give rise to a gain on dilution of approximately £40 million. This amount will be accounted for in the Group 2012 supplementary analysis of profit as a gain on dilution excluded from the Group's IFRS operating profit based on longer-term investment returns.

        The UK Finance Act 2011 enacted the reduction in corporation tax rate to 26 per cent with effect from April 2011 and 25 per cent from April 2012. The UK Government announced at the Budget 2012 on 21 March 2012 that the corporation tax rate would instead reduce to 24 per cent from April 2012 with two further annual 1 per cent cuts to 22 per cent by April 2014. Other than the enacted changes to 26 per cent and 25 per cent, the effects of the announced changes are not reflected in the financial statements for the year ended 31 December 2011 as they were not enacted at the balance sheet date.

        The change from 26 per cent to 24 per cent with effect from April 2012 would have had the effect of reducing the UK with-profits and shareholder-backed business elements of the net deferred tax balances at 31 December 2011 by £49 million, as compared to the effect on a change to 25 per cent of £26 million as disclosed in note H4. The subsequent two further annual one per cent reductions would have the same effect on these net deferred tax balances at 31 December 2011 as the change disclosed in note H4 which is a reduction of £45 million.

Schedule II

Condensed Financial Information of Registrant Prudential plc

Profits and Loss Accounts (UK GAAP Basis)

	2011	2010	2009

	£m	£m	£m
Investment income, including dividends from subsidiary undertakings	4,457	1,746	1,326
Investment expenses and charges	(508)	(696)	(407)
Other charges:
Corporate expenditure	(216)	(161)	(139)
Costs of terminated AIA transaction	—	(262)	—
Provision against loans	—	(10)	(6)
Foreign currency exchange (losses) gains	(1)	(90)	123

Profit on ordinary activities before tax	3,732	527	897
Tax (charge) credit on profit on ordinary activities	(12)	354	16

Profit for the financial year	3,720	881	913

The accompanying notes are an integral part of this condensed financial information

Schedule II

Condensed Financial Information of Registrant Prudential plc

Balance Sheets (UK GAAP Basis)

	2011	2010

	£m	£m
Fixed assets
Investments:
Shares in subsidiary undertakings	10,902	9,410
Loans to subsidiary undertakings	1,200	849

	12,102	10,259

Current assets
Debtors:
Amounts owed by subsidiary undertakings	6,122	4,244
Deferred tax	364	345
Other debtors	11	6
Derivative assets	3	112
Cash at bank and in hand	152	162

	6,652	4,869

Less liabilities: amounts falling due within one year
Commercial paper	(2,706)	(2,311)
Other borrowings	(200)	(200)
Derivative liabilities	(207)	(146)
Amounts owed to subsidiary undertakings	(1,049)	(1,084)
Tax payable	(198)	(169)
Sundry creditors	(19)	(19)
Accruals and deferred income	(46)	(59)

	(4,425)	(3,988)

Net current assets	2,227	881

Total assets less current liabilities	14,329	11,140

Less liabilities: amounts falling due after more than one year
Subordinated liabilities	(2,652)	(2,718)
Debenture loans	(549)	(549)
Other borrowings	(250)	(249)
Amounts owed to subsidiary undertakings	(3,560)	(3,398)

	(7,011)	(6,914)

Total net assets (excluding pension)	7,318	4,226
Pension asset (net of related deferred tax)	39	41

Total net assets (including pension)	7,357	4,267

Capital and reserves
Share capital	127	127
Share premium	1,873	1,856
Profit and loss account	5,357	2,284

Shareholders' funds	7,357	4,267

The accompanying notes are an integral part of this condensed financial information

Schedule II

Condensed Financial Information of Registrant Prudential plc

Statements of Total Recognised Gains and Losses (UK GAAP Basis)

Years ended 31 December	2011	2010	2009

	£m	£m	£m
Profit for the financial year	3,720	881	913
Actuarial losses recognised in respect of the pension scheme (net of related deferred tax)	(12)	(10)	(2)
Reserve movements in respect of share-based payments	7	6	10

Total recognised gains relating to the financial year	3,715	877	921

The accompanying notes are an integral part of this condensed financial information

Schedule II

Condensed Financial Information of Registrant Prudential Plc

Reconciliation of Movements in Shareholders' Capital and Reserves (UK GAAP Basis)

	Number of Ordinary Shares	Ordinary Share Capital	Share Premium	Retained Profit and Loss Reserve	Total

	m	£m	£m	£m	£m
1 January 2009	2,497	125	1,840	1,280	3,245
Total recognised gains relating to 2009	—	—	—	921	921
Dividends	—	—	—	(481)	(481)
New share capital subscribed	35	2	139	—	141
Reserve movements in respect of shares issued in lieu of cash dividends	—	—	(136)	136	—

1 January 2010	2,532	127	1,843	1,856	3,826
Total recognised gains relating to 2010	—	—	—	877	877
Dividends	—	—	—	(511)	(511)
New share capital subscribed	14	—	75	—	75
Reserve movements in respect of shares issued in lieu of cash dividends	—	—	(62)	62	—

1 January 2011	2,546	127	1,856	2,284	4,267
Total recognised gains relating to 2011	—	—	—	3,715	3,715
Dividends	—	—	—	(642)	(642)
New share capital subscribed	2	—	17	—	17

31 December 2011	2,548	127	1,873	5,357	7,357

The accompanying notes are an integral part of this condensed financial information

Schedule II

Condensed Financial Information of Registrant Prudential plc

Statements of Cash Flows (UK GAAP Basis)

	2011	2010	2009

	£m	£m	£m
Operations
Net cash inflow from operating activities before interest and tax	4,156	1,347	1,219
Interest paid	(427)	(443)	(389)
Taxes (paid) recovered	—	(3)	13
Acquisitions and disposals
(Investment in) sale of shares in subsidiary undertakings	(1,600)	421	132
Equity dividends paid	(642)	(449)	(344)

Net cash inflow before financing	1,487	873	631

Financing
Issue of ordinary share capital	17	13	3
Issue of borrowings, net of repayment	7	—	573
Movement in commercial paper and other borrowings to support a short-term fixed income securities program	395	522	762
Movement in net amount owed by subsidiary undertakings	(1,916)	(1,606)	(1,711)

Net cash outflow from financing	(1,497)	(1,071)	(373)

Net cash (outflow) inflow for the year	(10)	(198)	258

Reconciliation of profit on ordinary activities before tax to net cash inflow from operating activities
Profit on ordinary activities before tax	3,732	527	897
Add back: interest charged	433	433	405
Adjustments for non-cash items:
Fair value adjustments on derivatives	75	29	(9)
Pension scheme	(12)	(17)	(4)
Foreign currency exchange movements	(61)	104	(65)
Provisions against investments and loans	—	10	6
Loss on intragroup transfer of subsidiary	—	244	—
(Increase) decrease in debtors	(5)	1	4
Decrease (increase) in creditors	(6)	16	(15)

Net cash inflow from operating activities	4,156	1,347	1,219

The accompanying notes are an integral part of this condensed financial information

Schedule II

Condensed Financial Information of Registrant Prudential Plc

Notes to the Condensed Financial Statements Schedule

31 December 2011

Notes on the Parent Company Financial Statements

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

Significant accounting policies

Shares in subsidiary undertakings

        Shares in subsidiary undertakings are shown at the lower of cost and estimated realisable value.

Loans to subsidiary undertakings

        Loans to subsidiary undertakings are shown at cost, less provisions.

Derivatives

        Derivative financial instruments are held to manage interest rate and currency profiles. Derivative financial instruments are carried at fair value with changes in fair value included in the profit and loss account.

        Under FRS 26,'Financial Instruments: Recognition and Measurement', hedge accounting is permissible only if certain criteria are met regarding the establishment of documentation and continued measurement of hedge effectiveness. For derivative financial instruments designated as fair value hedges, the movements in the fair value are recorded in the profit and loss account with the accompanying change in fair value of the hedged item attributable to the hedged risk.

Borrowings

        Borrowings are initially recognised at fair value, net of transaction costs, and subsequently accounted for on an amortised cost basis using the effective interest method. Under the effective interest method, the difference between the redemption value of the borrowing and the initial proceeds, net of transaction costs, is amortised through the profit and loss account to the date of maturity, or, for hybrid debt, over the expected life of the instrument.

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

Notes to the Condensed Financial Statements Schedule (Continued)

31 December 2011

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

        Deferred tax assets and liabilities are recognised in accordance with the provisions of FRS 19 'Deferred tax'. The parent Company has chosen not to apply the option available of recognising such assets and liabilities on a discounted basis to reflect the time value of money. Except as set out in FRS 19, deferred tax is recognised in respect of all timing differences that have originated but not reversed by the balance sheet date. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered.

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

Pensions

        The Company assumes a portion of the pension surplus or deficit of the Group's main pension scheme, the Prudential Staff Pension Scheme (PSPS) and applied the requirements of FRS 17,'Retirement Benefits' (as amended in December 2006) to its interest in the PSPS surplus or deficit.

        A pension surplus or deficit is recorded as the difference between the present value of the scheme liabilities and the fair value of the scheme assets. The Company's share of pension surplus is recognised to the extent that the Company is able to recover a surplus either through reduced contributions in the future or through refunds from the scheme.

        The assets and liabilities of the defined benefit pension schemes of the Prudential Group are subject to a full triennial actuarial valuation using the projected unit method. Estimated future cash flows are then discounted at a high quality corporate bond rate, adjusted to allow for the difference in duration between the bond index and the pension liabilities where appropriate, to determine its present value. These calculations are performed by independent actuaries.

Schedule II

Condensed Financial Information of Registrant Prudential Plc

Notes to the Condensed Financial Statements Schedule (Continued)

31 December 2011

1      Basis of preparation and significant accounting policies (Continued)

        The aggregate of the actuarially determined service costs of the currently employed personnel and the unwind of the discount on liabilities at the start of the period, gains and losses on settlements and curtailments, less the expected investment return on the scheme assets at the start of the period, is recognised in the profit and loss account. To the extent that part or all of the Company's interest in the pension surplus is not recognised as an asset, the unrecognised surplus is initially applied to extinguish any past service costs, losses on settlements or curtailments that would otherwise be included in the profit and loss account. Next, the expected investment return on the scheme's assets is restricted so that it does not exceed the total of the current service cost, interest cost and any increase in the recoverable surplus. Any further adjustment for the unrecognised surplus is treated as an actuarial gain or loss.

        Actuarial gains and losses as a result of the changes in assumptions, the difference between actual and expected investment return on scheme assets and experience variances are recorded in the statement of total recognised gains and losses. Actuarial gains and losses also include adjustment for unrecognised pension surplus as described above.

Share-based payments

        The Group offers share award and option plans for certain key employees and a SAYE plan for all UK and certain overseas employees. The share-based payment plans operated by the Group are mainly equity-settled plans with a few cash-settled plans.

        Under FRS 20, where the Company, as the parent company, has the obligation to settle the options or awards of its equity instruments to employees of its subsidiary undertakings, and such share-based payments are accounted for as equity-settled in the Group financial statements, the Company records an increase in the investment in the subsidiary undertakings for the value of the share options and awards granted with a corresponding credit entry recognised directly in equity. The value of the share options and awards granted is based upon the fair value of the options and awards at the grant date, the vesting period and the vesting conditions.

2      Dividends declared in the reporting period from subsidiary undertakings

	2011	2010	2009

	£m	£m	£m
The Prudential Assurance Company Limited	224	800	284
Prudential Holdings Limited	3,479	115	555
M&G Group Limited	213	150	193
Prudential Five Limited	—	251	—
Prudential Capital Holding Company Limited	67	2	—
Prudential Four Limited	19	—	7

Total dividends	4,002	1,318	1,039

Schedule II

Condensed Financial Information of Registrant Prudential Plc

Notes to the Condensed Financial Statements Schedule (Continued)

31 December 2011

3      Reconciliation from UK GAAP to IFRS

        The parent Company financial statements are prepared in accordance with UK GAAP and the consolidated financial statements are prepared in accordance with IFRS as issued by the IASB and endorsed by the EU. The tables below provide a reconciliation between UK GAAP and IFRS.

	2011	2010	2009

	£m	£m	£m
Profit after tax
Profit for the financial year of the Company in accordance with UK GAAP	3,720	881	913
IFRS adjustment	(5)	(8)	(5)

Profit for the financial year of the Company (including dividends from subsidiaries) in accordance with IFRS	3,715	873	908
Share in the IFRS result of the Group, net of distributions to the Company	(2,225)	558	(232)

Profit after tax of the Group attributable to shareholders in accordance with IFRS	1,490	1,431	676

	2011	2010

	£m	£m
Net equity
Shareholders' equity of the company in accordance with UK GAAP	7,357	4,267
IFRS adjustment	(44)	(51)

Shareholders' equity of the Company in accordance with IFRS	7,313	4,216
Share in the IFRS net equity of the Group	1,804	3,815

Shareholders' equity of the Group in accordance with IFRS	9,117	8,031

        The profit for the financial year of the parent Company in accordance with UK GAAP and IFRS includes dividends declared in the year from subsidiary undertakings of £4,002 million, £1,318 million and £1,039 million for the years ended 31 December 2011 and 2010 and 2009, respectively (See note 2).

        The 'IFRS adjustment' lines in the above tables represent the difference in the accounting treatment for pension schemes between UK GAAP and IFRS. Under UK GAAP, the parent company's interest in PSPS surplus recognised on the balance sheet represents the element which is recoverable through reduced future contribution. Under IFRS, as the terms of the PSPS trust deed restrict shareholders' access to any underlying surplus, not only is the underlying IAS 19 basis surplus not recognised, but the parent Company's share of the PSPS obligation for deficit funding has also to be recognised on the balance sheet.

        The shares in the IFRS result and net equity of the Group represent the parent Company's equity in the earnings and net assets of its subsidiaries and associates.

Schedule II

Condensed Financial Information of Registrant Prudential Plc

Notes to the Condensed Financial Statements Schedule (Continued)

31 December 2011

3      Reconciliation from UK GAAP to IFRS (Continued)

        As stated in note 1, under UK GAAP, the parent Company accounts for its investments in subsidiary undertakings at the lower of cost and estimated realisable value. For the purpose of this reconciliation, no adjustment is made to the parent Company in respect of any valuation adjustments to shares in subsidiary undertakings which would be eliminated on consolidation.

4      Guarantees provided by the parent company

        In certain instances the parent company has guaranteed that its subsidiaries will meet their obligations when they fall due for payment.

5      Post balance sheet events

        In January 2012, as part of an internal restructuring, the Company transferred at fair value interests of £3,889 million in shares in a central subsidiary and £2,007 million in loans to a second such subsidiary to another central subsidiary in exchange for shares issued by that subsidiary. No profit or loss arose on the transfers.

        Subject to shareholders' approval, a final dividend for 2011 of 17.24 pence per ordinary share will be paid on 24 May 2012 in sterling to shareholders on the principal and Irish branch registers at 6.00pm BST on Friday, 30 March 2012 (the 'Record Date'), and in Hong Kong dollars to shareholders on the Hong Kong branch register at 4.30pm Hong Kong time on the Record Date ('HK Shareholders').

        Holders of US American Depositary Receipts will be paid their dividend in US dollars on or about five days after the payment date of the dividend to shareholders on the principal register. The dividend will be paid on or about 31 May 2012 in Singapore dollars to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte) Limited (CDP) at 5.00pm Singapore time on the Record Date ('SG Shareholders').

        The dividend payable to the HK Shareholders was translated at the exchange rate ruling at the close of business on 12 March 2012. The exchange rate at which the dividend payable to the SG Shareholders will be translated will be determined by the CDP.

        The dividend will distribute an estimated £439 million of shareholders' funds. In line with 2010, shareholders on the principal register and Irish branch register will be able to participate in a Dividend Reinvestment Plan.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

PRUDENTIAL PLC
30 March 2012	By:	/s/ TIDJANE THIAM
	Name:	Tidjane Thiam
	Title:	Group Chief Executive

Item 19.    Exhibits

        Documents filed as exhibits to this Form 20-F:

Exhibit Number	Description
1.	Memorandum(7) and Articles of Association of Prudential.(8)
2.1
Form of Deposit Agreement among Prudential, Morgan Guaranty Trust Company of New York, as depositary, and holders and beneficial owners from time to time of ADRs issued there under, including the form of ADR.(1)
2.2
The total amount of long-term debt securities of Prudential plc authorised under any instrument does not exceed 10 per cent of the total assets of the Company on a consolidated basis. Prudential plc hereby agrees to furnish to the Securities and Exchange Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Prudential plc or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.
4.1	Group Performance Share Plan, Business Unit Performance Plan and M&G Executive Long-Term Incentive Plan(6)
4.2	Executive Directors' Service Contracts: Robert Devey(8) John Foley(9) Michael McLintock(2) Nic Nicandrou(8) Barry Stowe(5) Tidjane Thiam(6)(7) Michael Wells(9)
4.3	Other benefits between the Prudential Group and Executive Directors: Robert Devey(8) John Foley(9) Michael McLintock(6) Nic Nicandrou(8) Barry Stowe(6) Tidjane Thiam(6) Michael Wells(9)
4.4	Chairman's Letter of Appointment(7)
4.5	Other benefits between Prudential and the Chairman(7)
4.6
Non-executive Directors' Letters of Appointment:
Keki Dadiseth(3)
Sir Howard Davies(9)
Michael Garrett(3)
Ann Godbehere(6)
Alexander Johnston
Paul Manduca(9)
Kathleen O'Donovan(3)
Kaikhushru Nargolwala
Lord Turnbull(4)

Exhibit Number	Description
4.7	Other benefits between Prudential and the non-executive Directors:
Keki Dadiseth(6)
Sir Howard Davies(9)
Michael Garrett(6)
Ann Godbehere(6)
Alexander Johnston
Paul Manduca(9)
Kathleen O'Donovan(6)
Kaikhushru Nargolwala
Lord Turnbull(6)
6.	Statement re computation of per share earnings (set forth in Note B2 to the consolidated financial statements included in this Form 20-F).
8.	Subsidiaries of Prudential (set forth in Note I8 to the consolidated financial statements included in this Form 20-F).
12.1	Certification of Prudential plc's Group Chief Executive pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2	Certification of Prudential plc's Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1	Annual certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	Consent of KPMG Audit Plc.
15.1	Prudential's Code of Business Conduct.(9)

(1)
As previously filed with the Securities and Exchange Commission on 22 June 2000 as an exhibit to Prudential's Form F-6.

(2)
As previously filed with the Securities and Exchange Commission on 24 June 2003 as an exhibit to Prudential's Form 20-F.

(3)
As previously filed with the Securities and Exchange Commission on 24 June 2005 as an exhibit to Prudential's Form 20-F.

(4)
As previously filed with the Securities and Exchange Commission on 28 June 2006 as an exhibit to Prudential's Form 20-F.

(5)
As previously filed with the Securities and Exchange Commission on 28 June 2007 as an exhibit to Prudential's Form 20-F.

(6)
As previously filed with the Securities and Exchange Commission on 15 May 2008 as an exhibit to Prudential's Form 20-F.

(7)
As previously filed with the Securities and Exchange Commission on 18 May 2009 as an exhibit to Prudential's Form 20-F.

(8)
As previously filed with the Securities and Exchange Commission on 22 June 2010 as an exhibit to Prudential's Form 20-F.

(9)
As previously filed with the Securities and Exchange Commission on 11 May 2011 as an exhibit to Prudential's Form 20-F.