Form 20-F
period 2012-12-31
PRUDENTIAL PLC
filed 2013-04-16
CIK 1116578

As filed with the Securities and Exchange Commission on 16 April 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2012
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

None

The number of outstanding shares of each of the issuer's classes of capital or common stock as of 31 December 2012 was:

2,557,242,352 Ordinary Shares, 5 pence par value each

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

i

        As used in this document, unless the context otherwise requires, the terms 'Prudential', the 'Group', 'we', 'us' and 'our' each refer to Prudential plc, together with its subsidiaries, while the terms 'Prudential plc', the 'Company' or the 'parent company' each refer to 'Prudential plc'.

        In the UK, the Prudential Regulation Authority (PRA) and the Financial Conduct Authority (FCA) replaced the Financial Services Authority (FSA) on 1 April 2013. The new regulatory environment in the UK is explained in Item 4—Supervision and Regulation. References made in this document to the FSA incorporate references to the PRA and FCA as appropriate.

Limitations on Enforcement of US Laws against Prudential, its Management and Others

        Prudential is an English public limited company. Most of its directors and executive officers are resident outside the United States, and a substantial portion of its assets and the assets of such persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons or to enforce against them or Prudential in US courts judgments obtained in US courts predicated upon the civil liability provisions of the federal securities laws of the United States. We believe that there may be doubt as to the enforceability in England and Wales, in original actions or in actions for enforcement of judgments of US courts, of liabilities predicated solely upon the federal securities laws of the United States.

ii

Item 3.    Key Information

SELECTED HISTORICAL FINANCIAL INFORMATION OF PRUDENTIAL

        The following table sets forth selected consolidated financial data for Prudential for the periods indicated. Certain data is derived from Prudential's audited consolidated financial statements prepared in accordance with International Financial Reporting Standards ('IFRS') as issued by the International Accounting Standards Board ('IASB') and as endorsed by the European Union ('EU'). EU-endorsed IFRS may differ from IFRS as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. As at 31 December 2012, there were no unendorsed standards effective for the years presented below affecting the consolidated financial information of Prudential and there were no differences between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to Prudential. Accordingly, the selected consolidated financial data presented below that is derived from Prudential's audited consolidated financial statements is derived from audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB. This table is only a summary and should be read in conjunction with Prudential's consolidated financial statements and the related notes included elsewhere in this document, together with Item 5, 'Operating and Financial Review and Prospects'.

Income statement data

Year Ended 31 December	2012	2012	2011	2010	2009	2008

	$m(1)	£m(1)	£m(3)	£m(3)	£m(3)	£m(3)
Gross premium earned	48,640	29,910	25,706	24,568	20,299	18,993
Outward reinsurance premiums	(823)	(506)	(429)	(357)	(323)	(204)

Earned premiums, net of reinsurance	47,817	29,404	25,277	24,211	19,976	18,789
Investment return	39,112	24,051	9,360	21,769	26,889	(30,202)
Other income	3,287	2,021	1,869	1,666	1,234	1,146

Total revenue, net of reinsurance	90,215	55,476	36,506	47,646	48,099	(10,267)

Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	(74,729)	(45,953)	(29,289)	(40,518)	(41,195)	10,824
Acquisition costs and other expenditure	(9,847)	(6,055)	(5,120)	(4,989)	(4,756)	(2,457)
Finance costs: interest on core structural borrowings of shareholder financed operations	(455)	(280)	(286)	(257)	(209)	(172)
Loss on sale of Taiwan agency business	—	—	—	—	(559)	—

Total charges, net of reinsurance	(85,031)	(52,288)	(34,695)	(45,764)	(46,719)	8,195

Profit (loss) before tax (being tax attributable to shareholders' and policyholders' returns)(2)	5,184	3,188	1,811	1,882	1,380	(2,072)
Tax credit (charge) attributable to policyholders' returns	(615)	(378)	17	(611)	(818)	1,624

Profit (loss) before tax attributable to shareholders	4,570	2,810	1,828	1,271	562	(448)
Tax (charge) credit attributable to shareholders' returns	(997)	(613)	(409)	40	10	58

Profit (loss) from continuing operations after tax	3,573	2,197	1,419	1,311	572	(390)
Discontinued operations (net of tax)	—	—	—	—	(14)	—

Profit (loss) for the year	3,573	2,197	1,419	1,311	558	(390)

	2012	2012	2011	2010	2009	2008

	(In $m, Except Share Information)(1)	(In £m, Except Share Information)(1)

Statement of financial position
Total assets	504,533	310,253	272,745	260,040	227,103	214,858
Total policyholder liabilities and unallocated surplus of with-profits funds	441,291	271,363	236,290	224,980	196,417	182,391
Core structural borrowings of shareholder—financed operations	5,780	3,554	3,611	3,676	3,394	2,958
Total liabilities	487,679	299,889	264,138	252,475	221,230	210,193
Total equity	16,854	10,364	8,607	7,565	5,873	4,665

Other data
Based on profit (loss) for the year attributable to the equity holders of the Company:
Basic earnings per share (in pence)	140.7¢	86.5p	55.8p	51.8p	22.3p	(16.0)p
Diluted earnings per share (in pence)	140.5¢	86.4p	55.7p	51.7p	22.2p	(16.0)p
Dividend per share declared and paid in reporting period (in pence)(6)	41.70¢	25.64p	25.19p	20.17p	19.20p	18.29p
Equivalent cents per share(7)		40.68¢	40.39¢	30.15¢	30.62¢	35.36¢
Market price per share at end of period(9)	1407.5¢	865.5p	638.5p	668.0p	640.0p	416.5p
Weighted average number of shares (in millions)		2,541	2,533	2,524	2,501	2,472
New business:
Single premium sales(5)(8)	36,359	22,358	18,889	18,177	14,438	15,071
New regular premium sales(4)(5)(8)	3,186	1,959	1,792	1,667	1,401	1,330
Gross investment product contributions(5)	157,678	96,961	89,707	106,969	96,057	63,147
Funds under management(5)	658,611	405,000	351,000	340,000	290,000	249,000

(1)
Amounts stated in US dollars in the 2012 US dollar column have been translated from pounds sterling at the rate of $1.6262 per £1.00 (the noon buying rate in New York City on 31 December 2012).

(2)
This measure is the formal profit (loss) before tax measure under IFRS but is not the result attributable to shareholders. See 'Presentation of results before tax' in note A3 to Prudential's consolidated financial statements in Item 18 for further explanation.

(3)
The Group has adopted updated US GAAP requirements for deferred acquisition costs as an improvement to its accounting policy under IFRS 4 for those operations of the Group which measure insurance assets and liabilities substantially by reference to US GAAP principles. Accordingly, the 2008-2011 comparative results have been adjusted from those previously published for the retrospective application of the change as if the new accounting policy had always applied, as described in note A5 to Prudential's consolidated financial statements in Item 18.

(4)
New regular premium sales are reported on an annualised basis, which represents a full year of instalments in respect of regular premiums irrespective of the actual payments made during the year.

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

(6)
Under IFRS, dividends declared after the balance sheet date in respect of the prior reporting period are treated as a non-adjusting event. The appropriation reflected in the statement of changes in equity, therefore, includes the final dividend in respect of the prior year. Parent company dividends relating to the reporting period were an interim dividend of 8.40p per share in 2012 (2011: 7.95p, 2010: 6.61p) and a final dividend of 20.79p per share in 2012 (2011: 17.24p, 2010: 17.24p).

(7)
The dividends have been translated into US dollars at the noon buying rate on the date each payment was made.

(8)
The new business premiums shown, for the 2008-2010 comparative figures, exclude the new business premiums from the Group's Japanese insurance subsidiary, which ceased selling new business with effect from 15 February 2010. Japan's new business premiums for the year ended 31 December 2010 are shown in Item 4 'Asian Business'.

(9)
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

Year	Interim Dividend	Interim Dividend	Final/Second Interim* Dividend	Final/Second Interim* Dividend

	(pence)	(US Dollars)	(pence)	(US Dollars)
2008	5.99	0.1112	12.91	0.2052
2009	6.29	0.1011	13.56	0.1976
2010	6.61	0.1039	17.24	0.2818
2011	7.95	0.1221	17.24	0.2706
2012	8.40	0.1362	20.79

*
The dividend of 13.56 pence for 2009 was paid as a second interim dividend. All other dividends shown in this column of the table are final dividends.

        The Board has decided to rebase the full year dividend upwards by 4 pence, reflecting the strong progress made in both the earnings and free surplus(1) generation of the business and in the delivery of its financial objectives. In line with this, the directors recommend a final dividend of 20.79 pence per share (2011: 17.24 pence), which brings the total dividend for the year to 29.19 pence (2011: 25.19 pence), representing an increase of 15.9 per cent over 2011.

(1)
Group free surplus at the end of the period comprises free surplus for the insurance businesses, representing the excess of the net worth over the required capital included in the EEV results, and IFRS net assets for the asset management businesses excluding goodwill. The free surplus generated during the period comprises the movement in this balance excluding foreign exchange, capital movements, and other reserve movements. Specifically, it includes amounts maturing from the in-force operations during the period less the investment in new business, the effect of market movements and other one-off items.

        The Board will maintain its focus on delivering a growing dividend from this new higher base, which will continue to be determined after taking into account the Group's financial flexibility and their assessment of opportunities to generate attractive returns by investing in specific areas of the business. The Board believes that in the medium term a dividend cover of around two times is appropriate.

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

Year ended 31 December	Average rate

2008	1.84
2009	1.62
2010	1.54
2011	1.61
2012	1.59

        The following table sets forth the high and low noon buying rates for pounds sterling expressed in US dollars per pound sterling for each of the previous six months:

	High	Low

October 2012	1.62	1.59
November 2012	1.61	1.58
December 2012	1.63	1.60
January 2013	1.63	1.57
February 2013	1.58	1.51
March 2013	1.52	1.49

        On 12 April 2013 the latest practicable date prior to this filing, the noon buying rate was £1.00 = $1.54.

RISK FACTORS

        A number of factors (risk factors) affect Prudential's operating results and financial condition and, accordingly, the trading price of its shares. The risk factors mentioned below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. The information given is as of the date of this document, is not updated, and any forward-looking statements are made subject to the reservations specified below under 'Forward-Looking Statements'.

Risks relating to Prudential's business

Prudential's businesses are inherently subject to market fluctuations and general economic conditions

        Prudential's businesses are inherently subject to market fluctuations and general economic conditions. Uncertainty or negative trends in international economic and investment climates could adversely affect Prudential's business and profitability. Since 2008 Prudential has had to operate against a challenging background of periods of significant volatility in global capital and equity markets, interest rates and liquidity, and widespread economic uncertainty. Government interest rates have also fallen to historic lows in the US and UK and some Asian countries in which Prudential operates. These factors have, at times during this period, had a material adverse effect on Prudential's business and profitability.

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

        Global financial markets have experienced, and continue to experience, significant uncertainty brought on, in particular, by concerns over European and US sovereign debt, as well as concerns about a general slowing of global demand reflecting an increasing lack of confidence among consumers, companies and governments. Upheavals in the financial markets may affect general levels of economic activity, employment and customer behaviour. For example, insurers may experience an elevated incidence of claims, lapses, or surrenders of policies, and some policyholders may choose to defer or stop paying insurance premiums. The demand for insurance products may also be adversely affected. If sustained, this environment is likely to have a negative impact on the insurance sector over time and may consequently have a negative impact on Prudential's business and profitability. New challenges related to market fluctuations and general economic conditions may continue to emerge.

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

        In the US, fluctuations in prevailing interest rates can affect results from Jackson National Life Insurance Company (Jackson) which has a significant spread-based business, with the majority of its assets invested in fixed income securities. In particular, fixed annuities and stable value products written by Jackson expose Prudential to the risk that changes in interest rates, which are not fully reflected in the interest rates credited to customers, will reduce spread. The spread is the difference between the rate of return Jackson is able to earn on the assets backing the policyholders' liabilities and the amounts that are credited to policyholders in the form of benefit increases, subject to minimum crediting rates.

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

        A significant part of the profit from Prudential's UK insurance operations is related to bonuses for policyholders declared on with-profits products, which are broadly based on historical and current rates of return on equity, real estate and fixed income securities, as well as Prudential's expectations of future investment returns. This profit could be lower in a sustained low interest rate environment.

Prudential is subject to the risk of potential sovereign debt credit deterioration owing to the amounts of sovereign debt obligations held in its investment portfolio

        Prudential is subject to the risk of potential sovereign debt credit deterioration on the amounts of sovereign debt obligations, principally for UK, other European, US and Asian countries held in its investment portfolio. In recent years, rating agencies have downgraded the sovereign debt of some Continental European countries, the UK and the US. There is a risk of further downgrades for these countries. For some European countries the risk of default has also increased. Investing in such instruments creates exposure to the direct or indirect consequences of political, social or economic changes (including changes in governments, heads of states or monarchs) in the countries in which the issuers are located and the creditworthiness of the sovereign. Investment in sovereign debt obligations involves risks not present in debt obligations of corporate issuers. In addition, the issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or pay interest when due in accordance with the terms of such debt, and Prudential may have limited recourse to compel payment in the event of a default. A sovereign debtor's willingness or ability to repay principal and to pay interest in a timely manner may be affected by, among other factors, its cash flow situation, its relations with its central bank, the extent of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor's policy toward local and international lenders, and the political constraints to which the sovereign debtor may be subject. Periods of economic uncertainty may affect the volatility of market prices of sovereign debt to a greater extent than the volatility inherent in debt obligations of other types of issuers. If a sovereign were to default on its obligations, this could have a material adverse effect on Prudential's financial condition and results of operations.

Prudential is subject to the risk of exchange rate fluctuations owing to the geographical diversity of its businesses

        Due to the geographical diversity of Prudential's businesses, Prudential is subject to the risk of exchange rate fluctuations. Prudential's operations in the US and Asia, which represent a significant proportion of operating profit based on longer-term investment returns and shareholders' funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in Prudential's consolidated financial statements upon translation of results into pounds sterling. The currency exposure relating to the translation of reported earnings is not currently separately managed. The impact of gains or losses on currency translations is recorded as a component of shareholders' funds within other comprehensive income. Consequently, this could impact on Prudential's gearing ratios (defined as debt over debt plus shareholders' funds).

Prudential conducts its businesses subject to regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies and interpretations and any accounting standards in the markets in which it operates

        Changes in government policy, legislation (including tax) or regulatory interpretation applying to companies in the financial services and insurance industries in any of the markets in which Prudential operates, which in some circumstances may be applied retrospectively, may adversely affect Prudential's product range, distribution channels, profitability, capital requirements and, consequently, reported results and financing requirements. Also, regulators in jurisdictions in which Prudential operates may change the level of capital required to be held by individual businesses or could introduce possible changes in the regulatory framework for pension arrangements and policies, the regulation of selling practices and solvency requirements. Furthermore, as a result of the recent interventions by governments in response to global economic conditions, it is widely expected that there will be a substantial increase in government regulation and supervision of the financial services industry, including the possibility of higher capital requirements, restrictions on certain types of transaction structure and enhanced supervisory powers.

        Current EU directives, including the EU Insurance Groups Directive ('IGD') require European financial services groups to demonstrate net aggregate surplus capital in excess of solvency requirements at the group level in respect of shareholder-owned entities. The test is a continuous requirement, so that Prudential needs to maintain a higher amount of regulatory capital at the group level than otherwise necessary in respect of some of its individual businesses to accommodate, for example, short-term movements in global foreign exchange rates, interest rates, deterioration in credit quality and equity markets. The EU is also developing a regulatory framework for insurance companies, referred to as 'Solvency II'. The approach is based on the concept of three pillars Pillar 1 consists of the quantitative requirements, for example, the amount of capital an insurer should hold. Pillar 2 sets out requirements for the governance and risk management of insurers, as well as for the effective supervision of insurers. Pillar 3 focuses on disclosure and transparency requirements.

        The Solvency II Directive covers valuations, the treatment of insurance groups, the definition of capital and the overall level of capital requirements. A key aspect of Solvency II is that the assessment of risks and capital requirements are intended to be aligned more closely with economic capital methodologies, and may allow Prudential to make use of its internal economic capital models, if approved by the Financial Services Authority (FSA) or other relevant supervisory authority. The Solvency II Directive was formally approved by the Economic and Financial Affairs Council in November 2009. Representatives from the European Parliament, the European Commission and the Council of the European Union are currently discussing the Omnibus II Directive which, once approved, will amend certain aspects of the original Solvency II Directive. In addition, the European Commission is continuing to develop the detailed rules that will complement the high-level principles of the Directive, referred to as 'implementing measures'. The Omnibus II Directive is not currently scheduled to be finalised until late 2013, while the implementing measures cannot be finalised until after Omnibus II. There is a significant uncertainty regarding the final outcome of this process. In particular, the Solvency II rules relating to the determination of the liability discount rate and to the treatment of the US business remain unclear. As a result there is a risk that the effect of the measures finally adopted could be adverse for Prudential, including potentially a significant increase in capital required to support its business and that Prudential may be placed at a competitive disadvantage to other European and non-European financial services groups.

        Currently there are also a number of other prospective global regulatory developments which could impact the way in which Prudential is supervised in its many jurisdictions. These include the Dodd-Frank Act in the US, the work of the Financial Stability Board (FSB) on Globally Systemically Important Financial Institutions (G-SIFIs) and the Common Framework for the Supervision of Internationally Active Insurance Groups (ComFrame) being developed by the International Association of Insurance Supervisors (IAIS).

        The Dodd-Frank Act represents a comprehensive overhaul of the financial services industry within the United States that, among other reforms to financial services entities, products and markets, may subject financial institutions designated as systematically important to heightened prudential and other requirements intended to prevent or mitigate the impact of future disruptions in the US financial system, The full impact of the Dodd-Frank Act on Prudential's businesses is not currently clear, as many of its provisions have a delayed effectiveness and/or require rulemaking or other actions by various US regulators over the coming years.

        As part of a global initiative to identify G-SIFIs, in May 2012, the IAIS published proposed assessment methodology for designating Globally Systemically Important Insurers (G-SIIs). For those groups that are designated by the FSB as G-SII, additional policy measures including enhanced supervision and higher loss absorbency requirements could be proposed. Further detail of the proposals is expected during 2013 and implementation is likely to be over a period of years. Furthermore, the FSA is considering the designation of a Domestically Systemically Important Insurer (D-SII) for those UK insurers that are significant in UK terms. It is not yet clear what the impact of this designation may be.

        ComFrame is also being developed by the IAIS to provide common global requirements for the supervision of insurance groups. The framework is designed to develop common principles for supervision and so may increase the focus of regulators in some jurisdictions. It is also possible that some prescriptive requirements, including regarding group capital, could be proposed. Further clarity on ComFrame is expected during the second half of 2013.

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

        The Group's accounts are prepared in accordance with current International Financial Reporting Standards ('IFRS') applicable to the insurance industry. The International Accounting Standards Board ('IASB') introduced a framework that it described as Phase I, which permitted insurers to continue to use the statutory basis of accounting for insurance assets and liabilities that existed in their jurisdictions prior to January 2005. In July 2010, the IASB published an Exposure Draft for its Phase II on insurance accounting, which would introduce significant changes to the statutory reporting of insurance entities that prepare accounts according to IFRS. The IASB continues its deliberation on the exposure draft principles but it remains uncertain whether the proposals in the Exposure Draft will become the final IASB standard. The timing of the changes taking effect is uncertain but not expected to be before 2017.

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

Litigation, disputes and regulatory investigations may adversely affect Prudential's profitability and financial condition

        Prudential is, and may be in the future, subject to legal actions, disputes and regulatory investigations in various contexts, including in the ordinary course of its insurance, investment management and other business operations. These legal actions, disputes and investigations may relate to aspects of Prudential's businesses and operations that are specific to Prudential, or that are common to companies that operate in Prudential's markets. Legal actions and disputes may arise under contracts, regulations (including tax) or from a course of conduct taken by Prudential, and may be class actions. Although Prudential believes that it has adequately provided in all material aspects for the costs of litigation and regulatory matters, no assurance can be provided that such provisions are sufficient. Given the large or indeterminate amounts of damages sometimes sought, other sanctions that might be applicable and the inherent unpredictability of litigation and disputes, it is possible that an adverse outcome could, from time to time, have an adverse effect on Prudential's reputation, results of operations or cash flows.

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

        In Asia, the Group's principal competitors in the region are international financial companies, including Allianz, AXA, ING, AIA and Manulife. In a number of markets, local companies have a very significant market presence.

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

        Prudential's long-term senior debt is rated as A2 by Moody's, A+ by Standard & Poor's and A by Fitch. The Moody's and Fitch ratings are on stable outlook and the Standard & Poor's rating is on negative outlook.

        Prudential's short-term debt is rated as P-1 by Moody's, A-1 by Standard & Poor's and F1 by Fitch.

        The Prudential Assurance Company Limited's financial strength is rated Aa2 by Moody's, AA by Standard & Poor's and AA by Fitch. The Moody's and Fitch ratings are on stable outlook and the Standard & Poor's rating is on negative outlook.

        Jackson's financial strength is rated AA by Standard & Poor's and Fitch, A1 by Moody's, and A+ by AM Best. The Moody's, Fitch and AM Best ratings are on stable outlook and the Standard & Poor's rating is on negative outlook.

        In addition, changes in methodologies and criteria used by rating agencies could result in downgrades that do not reflect changes in the general economic conditions or Prudential's financial condition.

Adverse experience in the operational risks inherent in Prudential's business could have a negative impact on its results of operations

        Operational risks are present in all of Prudential's businesses, including the risk of direct or indirect loss resulting from inadequate or failed internal and external processes, systems and human error or from external events. Prudential's business is dependent on processing a large number of complex transactions across numerous and diverse products, and is subject to a number of different legal and regulatory regimes. Further, because of the long-term nature of much of the Group's business, accurate records have to be maintained for significant periods. These factors, among others, result in significant reliance on and require significant investment in information technology, compliance and other systems, personnel and processes. In addition, Prudential outsources several operations, including a significant part of its UK back office and customer-facing functions as well as a number of IT functions, resulting in reliance upon the operational processing performance of its outsourcing partners.

        Although Prudential's systems and processes incorporate controls designed to manage and mitigate the operational risks associated with its activities, there can be no assurance that such controls will always be effective. For example, although the business has not experienced a material failure or breach in relation to IT systems and processes to date, failures or breaches of this sort, including a cyber-security attack, could harm its ability to perform necessary business functions and hurt its relationships with its business partners and customers. Similarly, any weakness in the administration systems or actuarial reserving processes could have an impact on its results of operations during the effective period. Prudential has not experienced or identified any operational risks in its systems or processes during 2012, which have subsequently caused, or are expected to cause, a significant negative impact on its results of operations.

Adverse experience relative to the assumptions used in pricing products and reporting business results could significantly affect Prudential's results of operations

        Prudential needs to make assumptions about a number of factors in determining the pricing of its products, setting reserves, for reporting its capital levels and the results of its long-term business operations. For example, the assumption that Prudential makes about future expected levels of mortality is particularly relevant for its UK annuity business. In exchange for a premium equal to the capital value of their accumulated pension fund, pension annuity policyholders receive a guaranteed payment, usually monthly, for as long as they are alive. Prudential conducts rigorous research into longevity risk, using data from its substantial annuitant portfolio. As part of its pension annuity pricing and reserving policy, Prudential's UK business assumes that current rates of mortality continuously improve over time at levels based on adjusted data and models from the Continuous Mortality Investigations (CMI) as published by the Institute and Faculty of Actuaries. If mortality improvement rates significantly exceed the improvement assumed, Prudential's results of operations could be adversely affected.

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

        In common with other life insurers, the profitability of the Group's businesses depends on a mix of factors including mortality and morbidity trends, policy surrender rates, investment performance and impairments, unit cost of administration and new business acquisition expense.

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

FORWARD-LOOKING STATEMENTS

        This document may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations and including, without limitation, statements containing the words "may", "will", "should", "continue", "aims", "estimates", "projects", "believes", "intends", "expects", "plans", "seeks" and

"anticipates", and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, including fluctuations in interest rates and exchange rates and the potential for a sustained low-interest rate environment, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives related to the financial crisis and the effect of the European Union's 'Solvency II' requirements on Prudential's capital maintenance requirements; the impact of competition, economic growth, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes. These and other important factors may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading of this annual report, as well as under the 'Risk Factors' heading of any subsequent Prudential Half Year Financial Report furnished to the US Securities and Exchange Commission on Form 6-K.

        Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential may also make or disclose written and/or oral forward-looking statements in reports filed with or furnished to the US Securities and Exchange Commission, the UK Financial Services Authority or other regulatory authorities, as well as in its annual report and accounts to shareholders, proxy statements, offering circulars, registration statements, prospectuses and, prospectus supplements, press releases and other written materials and in oral statements made by directors, officers or employees of Prudential to third parties, including financial analysts. All such forward-looking statements are qualified in their entirety by reference to the factors discussed under the 'Risk Factors' heading of this document, as well as under the 'Risk Factors' heading of any subsequent Prudential Half-Year Financial Report furnished to the US Securities and Exchange Commission on Form 6-K. These factors are not exhaustive as Prudential operates in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

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

        The EEV basis is a value based method of reporting in that it reflects the change in the value of in-force long-term business over the accounting period. This value is called the shareholders' funds on the EEV basis which, at a given point in time, is the value of future cash flows expected to arise from the current book of long-term insurance business plus the net worth (based on statutory solvency capital or economic capital where higher and free surplus) of Prudential's life insurance operations. Prudential publishes its EEV results semi-annually in the UK, Hong Kong and Singapore markets.

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

Item 4. Information on the Company

BUSINESS OF PRUDENTIAL

Overview and Summary of Strategy

Overview

        Prudential is an international financial services group, with significant operations in Asia, the United States and the United Kingdom. It has been in existence for over 160 years, serves around 24 million insurance customers globally and has £405 billion in assets under management (as at 31 December 2012). Prudential is not affiliated with Prudential Financial, Inc. or its subsidiary, The Prudential Insurance Company of America.

        Prudential is structured around four main business units: Prudential Corporation Asia (incorporating the asset management business, Eastspring Investments), Jackson, Prudential UK insurance operations and M&G. These are supported by central functions which are responsible for Prudential strategy, cash and capital management, leadership development and succession, reputation management and other core group functions.

        Prudential Corporation Asia has operations in Hong Kong, Malaysia, Singapore, Indonesia and other Asian countries. Its core business is health, protection, either attached to a life policy or on a standalone basis, other life insurance (including participating business) and mutual funds. It also provides selected personal lines property and casualty insurance, group insurance, institutional fund management and consumer finance (Vietnam only). The product range offered is tailored to suit the individual country markets. Insurance products are distributed mainly through an agency sales force together with selected banks, while the majority of mutual funds are sold through banks and brokers. Joint venture partners are mandatory in some markets: for example, the life insurance operation in China is a 50 per cent equity joint venture with CITIC; in India Prudential has a 26 per cent equity stake in a joint venture with ICICI and in Malaysia its Takaful business is a 70 per cent equity joint venture with Bank Simpanan Nasional. In the fund management business in India, Prudential holds a 49 per cent equity stake in a joint venture with ICICI, in China it has a 49 per cent equity stake in a joint venture with CITIC and in Hong Kong it has a 36 per cent equity stake in a joint venture with Bank of China International.

As at 31 December 2012, Prudential Corporation Asia had:

  •
  13 million insurance customers with life and fund management operations in 12 markets;

  •
  distribution relationships with over 77 institutions across Asia including Standard Chartered Bank (SCB), United Overseas Bank Limited (UOB) and joint venture partners ICICI in India and CITIC in China;

  •
  one of the largest networks of tied agents in Asia; and

  •
  consistently high brand recognition, outperforming many other financial services companies and had received multiple awards for its customer service. Prudential was in the top three for market share of new business in India, Indonesia, Malaysia, Singapore, the Philippines and Vietnam.

        In the United States, Prudential offers a range of products through Jackson, including fixed annuities (fixed interest annuities, fixed index and immediate annuities), variable annuities and institutional products (including guaranteed investment contracts and funding agreements). Although Jackson historically also offered traditional life insurance products, it discontinued new sales of life insurance products effective 1 August 2012. Jackson distributes these products through independent insurance agents; independent broker-dealers; regional broker-dealers; wirehouses; registered investment advisers; and banks, credit unions and other financial institutions.

        Jackson also offers fee-based separately managed accounts and investment products through Curian Capital, LLC, which is Jackson's registered investment adviser.

As at 31 December 2012, in the United States, Jackson:

  •
  was among the 20 largest life insurance companies in terms of general account assets(2);

  •
  was a top two player in US variable annuities(3);

  •
  was once again awarded the 'Highest Customer Satisfaction by Industry' award—for the seventh successive year—from Service Quality Measurement Group; and

  •
  was once again rated as a 'World Class' service provider—for the seventh successive year—by Service Quality Measurement Group.

        In the United Kingdom, Prudential is structured into Prudential UK(comprising the insurance operations) and M&G (the UK and European fund manager of the Group) and offers a range of retail financial products and services, including long-term insurance and asset accumulation and retirement income products (life insurance, pensions and pension annuities), retail investment and unit trust products, and fund management services. Prudential in the United Kingdom primarily distributes these products through financial advisers, partnership agreements with other financial institutions, and direct marketing, by telephone, mail, internet and face-to-face advisers.

As at 31 December 2012, Prudential UK:

  •
  was one of the market leaders in the individual annuity market and the with-profits market(4); and

  •
  had total company assets of £158 billion on the balance sheet, comprising £93 billion within the with-profits sub fund, £57 billion within shareholder-backed business and £8 billion in the Scottish Amicable Insurance Fund.

As at 31 December 2012, M&G:

  •
  had responsibility for £228 billion of investment on behalf of both internal and external clients; and

  •
  M&G's retail business has been awarded the prestigious Outstanding Investment House of the Year 2012 Award for the third year running at the OBSR Awards. M&G's institutional business was recognised for its strength and expertise at the UK Pensions Awards, where it was named Fixed Income Manager of the Year 2012.

Group Strategy Overview

        Prudential's strategy has remained consistent: to accelerate growth in Asia; to build on the strength of US operations; to focus the UK business and optimise asset management.

        In a turbulent environment, the Group has continued to take proactive and decisive management action to deliver on strategy. In this industry, distribution is absolutely key. Therefore the Group has continued to strengthen its ability to reach its chosen customers in its chosen markets. For instance, Prudential has strengthened its distribution in Thailand by establishing an exclusive partnership with

(2)
Source: Third Quarter 2012 SNL Financial

(3)
Source: Morningstar Annuity Research Center (MARC) Third Quarter 2012 Sales Report©. © Morningstar, Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.

(4)
Source: Association of British Insurers (ABI)

Thanachart Bank, a leading bank in this market, and through the acquisition of its life business, Thanachart Life. In the US, the Group has continued to invest in distribution as well, strengthening relationships with partners. Throughout the year, Prudential has ensured that it puts value ahead of volume, ensuring that it reached its return on capital and payback targets. To mention a few examples, in Malaysia the Group refocused the business on higher-value, lower-volume protection business. In Korea and in Taiwan, at times during the year, Prudential refused to write poor value business, sacrificing some sales and growth in the process.

        Prudential has maintained its bias in favour of insurance income and fee income, which have grown as a proportion of profits, ahead of spread income. True to that logic, in the US Prudential acquired Reassure America Life Insurance Company (REALIC), which increased its insurance income. The Group also continues to drive its product mix to achieve the optimal balance between growth in sales, profit growth, cash generation and capital strength. Therefore, it has continued to emphasise and to grow protection products in Asia, which also provide excellent value to customers. In the US, the Group has seen growing demand for Elite Access, a variable annuity without guarantees, launched in March 2012. Elite Access allows the Group to meet the needs of a key customer segment and to grow profitably while staying within our quantitative risk appetite in the year. Prudential believes Elite Access has excellent prospects in the US market. More generally, The Group has continually and proactively re-priced products and modified their features to ensure they continued to generate adequate returns in the new interest rate environment.

        The Group's strategy is supported by three key Group-wide operating principles.

        First, it takes a balanced approach to performance management across the key measures of IFRS, EEV and cash, with a particular focus on IFRS and cash. Second, it focuses on allocating capital to the highest return and shortest payback opportunities across the Group taking strong action where necessary, such as deliberately reducing sales in geographies, products or channels where its return and payback criteria are not met. Third, the Group is proactive in managing risk across the cycle.

        The Group continues to focus on promoting transparency by providing shareholders with relevant disclosures about its business and how they run it, to ensure that both its strategy and its operating principles are well understood. In addition to the disclosures that are provided with its quarterly financial results, since 2010 it has organised an annual seminar to provide investors and analysts with a further opportunity to discuss the business in detail with the Group's senior management.

        The Group has organised three investor seminars in London (on 1 December 2010), Kuala Lumpur (on 15 November 2011), and New York (on 29 November 2012). These seminars consisted of presentations on different aspects of its business including: Group strategy; its operating principles; the 2013 'Growth and Cash' objectives; its Asian business, including country-by-country presentations; and Jackson, with further insights into its hedging strategy, capital position and sensitivity to market shocks. The Group intends to hold a fourth annual seminar in the last quarter of 2013 in London.

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

 Significant Subsidiaries

        The table below sets forth Prudential's significant subsidiaries.

Name of Company	Main activity	Percentage Owned(1)	Country of incorporation

The Prudential Assurance Company Limited	Insurance	100%	England and Wales
Prudential Annuities Limited(2)	Insurance	100%	England and Wales
Prudential Retirement Income Limited (PRIL)(2)	Insurance	100%	Scotland
M&G Investment Management Limited(2)	Asset management	100%	England and Wales
Jackson National Life Insurance Company(2)	Insurance	100%	US
Prudential Assurance Company Singapore (Pte) Limited(2)	Insurance	100%	Singapore

(1)
Percentage of equity owned by Prudential directly or indirectly. The percentage of voting power held is the same as the percentage owned. Each subsidiary has one class of ordinary shares and operates mainly in its country of incorporation, except for Prudential Retirement Income Limited which operates mainly in England and Wales.

(2)
Owned by a subsidiary of Prudential.

 Asian Business

Life Insurance

Introduction

        Asia's rapidly growing middle classes remain a key growth driver for the retail financial services sector, particularly life insurance with an emphasis on protection. Research has shown that as the middle class becomes more established the proportion of income they allocate to financial planning increases from 5 per cent to around 12 per cent(5). The manifestation of this demand varies significantly across the region, reflecting the various stages of development in each individual market, together with their distinct regulatory and competitive environments, cultural differences and customer preferences. However, across all markets there is increasing recognition among governments and regulators of the social utility of a vibrant private sector life insurance market that provides financial security to families, efficiently channels long-term savings into financial markets and generates employment opportunities within the industry.

        Our strategy in Asia is focused on meeting the needs of the emerging middle class in the region for savings and protection. The region's positive demographics, strong economic growth, sound public finances and favourable public policy environment with a clear preference for private provision of protection, have all led to a rapidly expanding middle class, with a strong and growing demand for our savings and protection products.

        On 2 July 2012 we announced that Prudential has received in-principle approval from Cambodia's Ministry of Economy and Finance to establish a wholly foreign-owned life insurance operation in the country. Although the Cambodian economy is relatively small at present, it has delivered strong GDP growth over the past ten years and we see excellent opportunities to develop the life insurance industry in the coming years. The business sold its first policies in January 2013.

        On 5 November 2012, Prudential plc , through its subsidiary Prudential Life Assurance (Thailand) Public Company Limited ('Prudential Thailand') entered into an agreement to acquire 100 per cent of Thanachart Life Assurance Company Limited ('Thanachart Life'), a wholly-owned life insurance subsidiary of Thanachart Bank Public Company limited ('Thanachart Bank'). The transaction was approved by the regulator in March 2013 and is expected to close in the second quarter of 2013. As part of the deal, Prudential Thailand and Thanachart Bank have entered into an agreement to establish an exclusive 15-year partnership to develop jointly their bancassurance business in Thailand. This transaction builds on Prudential's strategy of focusing on the highly attractive markets of South-East Asia and is in line with the group's multichannel distribution strategy.

        Overall, our geographic footprint, combined with the exceptional quality of our distribution and of our products, has enabled us to deliver another year of very strong performance in Asia. Our 13 million insurance customers, whom we serve well and profitably, represent only a small proportion of the long-term potential of this part of the world for our company.

Distribution

        Prudential's strategy in Asia is well established and continues to be highly effective. The customer is at the heart of our strategy and Asian customers find our offering of regular premium savings and protection products distributed principally through high quality face to face distribution channels particularly attractive. The quality of our brand, our products, and of our distribution allows us to translate our sales in to strong returns to our shareholders.

        Building and strengthening Prudential's multichannel distribution capabilities is a constant objective for us. Tied-agency remains a highly effective and efficient distribution channel in Asia and Prudential

(5)
HSBC Global Research

has one of the region's largest agency forces. We focus both on the size and the productivity of our agency force.

        Prudential has a diverse range of successful bank distribution partnerships across the region that includes regional relationships with international banks such as Standard Chartered and local ones such as E.Sun in Taiwan. Prudential is also successful in working with multiple partners in one market. Key drivers of this success are a long-term commitment to creating value for both partners, expertise in developing, training and motivating bank sales teams and committed marketing support. Bancassurance has been growing rapidly in the region in recent years and Prudential remains a regional leader in this channel, led by highly productive relationships including SCB and UOB. As described above, in November 2012, Prudential announced a new and strategically significant, exclusive long-term partnership with Thailand's Thanachart Bank as part of a deal that will see Thanachart Life merged with our existing life operation in the country immediately doubling our market share. The deal is expected to complete during the first half of 2013.

Products

        The life insurance products offered by Prudential in Asia include with-profits (participating) and non-participating term, whole life and endowment and unit-linked policies often combined with protection riders and typically with regular premium payments. Prudential in Asia also offers health, disablement, critical illness and accident cover to supplement its core life products. Prudential's product mix is orientated around a core of regular premium policies with protection riders. The portfolio is regularly refreshed with new features and benefits that keep pace with evolving customer needs and also drive sales force activities.

        It is part of our strategy to focus on regular premium products which allow our customers to invest over the long term. We aim to make most of our sales as regular premiums and the proportion of regular premium business has been consistently high, which ensures the profitability and resilience of our growing in-force book. Although single premium products can provide appropriate opportunities for customers with lump sums, we believe that regular premium policies with protection riders best meet the majority of our customers' needs.

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

        At the end of 2012, Prudential is offering unit-linked products in all markets except Thailand and Vietnam. However, given the recent volatility in the financial markets, we have seen a shift towards non linked products.

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

        In Malaysia and Indonesia, Prudential also offers life insurance policies that are constructed to comply with Islamic principles otherwise known as Takaful. The main principles are that policyholders co-operate amongst themselves for the common good, uncertainty is eliminated in respect of subscription and compensation and there is no investment in prohibited areas such as gambling or alcohol.

        In addition to providing value directly to our customers through our products and services, we aim to provide wider benefits to the community where we operate. Therefore, Prudential supports a range of corporate social responsibility activities across Asia, with a focus on providing disaster relief, promoting financial literacy and benefiting children. During 2012, Prudential extended its highly successful children's financial literacy programme, 'Cha-Ching', for example this has now been adopted in the Philippines as part of the school curriculum.

New Business Premiums

        In 2012, total sales of insurance products, excluding Japan, were £3,308 million, up 11 per cent from 2011 (£2,970 million). Of this amount, regular premium insurance sales increased 15 per cent to £1,740 million and single premium insurance sales increased 8 per cent to £1,568 million.

        The following table shows Prudential's Asian life insurance new business premiums by territory for the periods indicated. In this table, 'Other Countries' includes Thailand, the Philippines and Vietnam.

	2012	2011	2010

	£m	£m	£m
Single premiums
Singapore	399	371	318
Hong Kong	157	180	107
Malaysia	98	79	58
Taiwan (excluding Taiwan agency)	172	217	146
Korea	94	71	66
China (Prudential's 50% interest in joint venture with CITIC)	37	46	103
Indonesia	359	250	141
India (Prudential's 26% interest in joint venture with ICICI)	67	135	85
Other countries	185	107	80

Total excluding Japan	1,568	1,456	1,104
Japan	—	—	13

Total including Japan	1,568	1,456	1,117

Regular premiums
Singapore	261	198	143
Hong Kong	380	313	276
Malaysia	208	215	198
Taiwan (excluding Taiwan agency)	138	126	105
Korea	86	94	89
China (Prudential's 50% interest in joint venture with CITIC)	53	54	48
Indonesia	410	338	269
India (Prudential's 26% interest in joint venture with ICICI)	96	88	180
Other countries	108	88	83

Total excluding Japan	1,740	1,514	1,391
Japan	—	—	6

Total including Japan	1,740	1,514	1,397

Total
Total excluding Japan	3,308	2,970	2,495
Japan*	—	—	19

Total including Japan	3,308	2,970	2,514

*
The Group's Japanese insurance subsidiary ceased selling new business with effect from 15 February 2010.

Eastspring Investments

        Prudential's asset management business in Asia manages investments for Asia's third-party retail and institutional clients in addition to investments of Prudential's Asia, UK and US life companies. It has operations in 11 markets, including Indonesia which was successfully opened during 2012, increasing our asset management footprint in the region.

        In November 2011, Prudential announced that its Asia Asset Management operations would be rebranded Eastspring Investments. The new brand, which was officially launched in February 2012, is enabling the business to establish a cohesive regional presence in Asia thereby penetrating the offshore segment more effectively. It also supports distribution to new markets outside Asia and we have recently opened a distribution office in the US.

        Eastspring Investment's leading presence in Asia was acknowledged, when it was ranked the largest retail asset manager in Asia (based on assets sourced from Asia ex-Japan) as at 30 June 2012, in a survey conducted by Asia Asset Management magazine. Eastspring Investments also received multiple accolades for its investment capabilities, including four fund managers from Singapore, Malaysia and Indonesia being named '2012 Most Astute Investors in Asian currency bonds' by The Asset Benchmark Research and the joint venture business in India being recognised as the 'Best Debt Fund House of the year' in Morningstar Awards 2012.

Distribution

        In order to capitalise on the sizeable opportunities in Asia's retail financial services market, Eastspring Investments maintained its focus on building a strong third-party customer retail franchise. The customer proposition is driven by Eastspring Investments' investment capabilities, which enable it to develop innovative product suites, and distribute them through diverse channels including regional banks, local banks, private banks, and securities houses and an internal sales force.

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

Products

        Eastspring Investments offers mutual fund investment products in India, Taiwan, Japan, Singapore, Malaysia, Hong Kong, Korea, Vietnam, China and now Indonesia, thus enabling customers to participate in debt, equity and money market investments across the region.

        Markets in Asia remained challenging in 2012. Equity funds struggled to gain traction due to poor investor sentiment in the face of weak macroeconomic signals. Fixed income and regular yield products remained in favour.

Net flows and funds under management

        Eastspring Investments levies transaction charges (initial and surrender depending on the type of fund and the length of the investment) and also a service charge based on assets under management. The charges vary by country and fund, with money market style funds generally having the lowest charges and equity funds the highest.

        Total funds under management (FUM) reached a record £58.1 billion at the end of 2012 (2011: £50.3 billion: 2010: £51.9 billion) representing a 16 per cent increase from a year ago on the back of strong net inflows and positive market movements, while net third party inflows (excluding MMF) of £1,626 million were driven by net inflows in India, Taiwan and China.

        Specifically, strong fund raising was seen in India for our fixed maturity plan range and open-ended bond funds, while the Taiwan business saw a successful launch of the Emerging Asian Local Fixed Income Fund in the first half of the year and the Global Aggregate Strategy High Yield Bond Fund in the second half. In addition, Taiwan's existing range of onshore and offshore bond funds also generated significant net inflows in 2012. In China, both the CSI 500 Index Fund and the Tianjin Split Bond Fund launched in second half of the year attracted positive flows. The positive net flows were partially offset by redemptions from an institutional client in Singapore and another in Korea.

US Business

        Prudential conducts its US insurance operations through Jackson National Life Insurance (Jackson) and its subsidiaries, including Curian Capital, a registered investment adviser. The US operations also include PPM America, Prudential's US internal and institutional fund manager, and Prudential's US broker dealer operations (National Planning Corporation, SII Investments, INVEST Financial Corporation and Investment Centers of America). As at 31 December 2012, Prudential's US operations had more than 4.7 million policies and contracts in effect (including those acquired through the purchase of REALIC as described below) and PPM America managed approximately £63.9 billion of assets. In 2012, new business premiums totalled £14,516 million.

Jackson

        Jackson is a leading provider of retirement income and savings solutions in the mass and mass-affluent segments of the US market, primarily to those planning for retirement or in retirement already. It offers tools that help people plan for their retirement, and offers products with specialised features and guarantees to meet customers' needs. By seeking to add value to both the representatives who sell Jackson products, and to their customers, Jackson has built a strong position in the US retirement savings and income market with an almost ten-fold increase in variable annuity sales over the past decade. Over the same period, Jackson increased its total annuity market share from 2.3 per cent in 2001 to 10.4 per cent in 2012 and moved from 17th in total annuity sales to 1st(6).

        Jackson's strategy remains focused on providing value to its customers and driving shareholder value while operating within a conservative risk management framework. This approach has enabled us to successfully navigate the significant macroeconomic and financial market challenges of the last five years and ensured a continuation of our strong performance in 2012.

        In 2012, Jackson delivered a higher retail sales than 2011 and had a modest benefit from institutional sales. Retail annuity net flows continued to benefit from increased sales and low levels of surrender activity.

        We believe that Jackson continues to be one of the most efficient operators within the US life insurance market. The ratio of statutory general expenses to average assets improved slightly to 41 basis points in 2012 versus 42 basis points in 2011. This efficiency has been delivered while maintaining world class standards of customer service for our contract holders. In 2012, Jackson was rated as a 'World Class' service provider by the Service Quality Measurement Group for the seventh consecutive year.

        On 4 September 2012, Jackson completed the acquisition of SRLC America Holding Corp (SRLC) from Swiss Re for a consideration of £370 million which is subject to finalisation of completion procedures. SRLC was the US holding company of REALIC. The acquisition helps diversify Jackson's sources of earnings by increasing the amount of income generated from underwriting activities. The transaction is expected to add an additional £100 million to Jackson's IFRS pre-tax profits in the first year, representing stand-alone earnings from REALIC of approximately £115 million, less £15 million of income foregone on the assets sold to finance the transaction. In the four month period since completion, REALIC contributed £67 million to Jackson's IFRS operating profit based on longer-term investment returns while having only a modest impact on statutory capital. SRLC's primary subsidiary was REALIC, which was merged into Jackson on 31 December 2012. REALIC's primary business activity involved the acquisition of blocks of life insurance. In addition to REALIC, SRLC had other insignificant subsidiaries. Subsequent to the purchase SRLC was dissolved and its subsidiaries became direct subsidiaries of Jackson.

(6)
Source: Third Quarter 2012 Life Insurance and Market Research Association.

        National Planning Holdings ('NPH') is Jackson's affiliated independent broker dealer network. The business is comprised of four broker dealer firms, including INVEST Financial Corporation, Investment Centers of America, Inc, National Planning Corporation and SII Investments, Inc. NPH continues to grow its business and revenue per representative. By utilising high-quality, state-of-the-art technology, NPH provides advisers the tools they need to operate their practices more efficiently. At the same time, through its relationship with NPH, Jackson continues to benefit from an important retail distribution outlet, in addition to receiving valuable insight into the needs of financial advisers and their clients.

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

	Year Ended 31 December
	2012	2011	2010

	£m	£m	£m
By Product
Annuities
Fixed annuities
Interest sensitive	550	441	755
Fixed index	1,094	934	1,089
Immediate	31	31	81
Variable annuities	12,445	10,909	9,481

Total	14,120	12,315	11,406

Life insurance	17	29	33

Institutional products
GICs, funding agreements and Federal Home Loan Bank of Indianapolis (FHLBI) advances	379	237	—

Total	14,516	12,581	11,439

By Distribution Channel
Independent broker dealer	8,319	7,471	6,503
Bank	2,705	2,135	2,285
Regional broker dealer	2,421	2,075	1,789
Independent agents	682	643	846
Institutional products department	379	237	—
Captive agents	10	20	16

Total	14,516	12,581	11,439

        Of the total new business premiums of £14,516 million in 2012 (2011: £12,581 million; 2010: £11,439 million), £14,125 million (2011: £12,325 million; 2010: £11,417 million) were single premiums, £12 million (2011: £19 million; 2010: £22 million) were regular premiums and £379 million (2011: £237; 2010: nil) were institutional product premiums.

Annuities

Fixed Annuities

Interest-sensitive Annuities

        In 2012, interest-sensitive fixed annuities accounted for 4 per cent (2011: 4 per cent) of total new business premiums and 13 per cent (2011: 16 per cent) of policy and contract liabilities of the US operations. Interest-sensitive fixed annuities are primarily deferred annuity products that are used for asset accumulation in retirement planning and for providing income in retirement. They permit tax-deferred accumulation of funds and flexible payout options.

        The contract holder of an interest-sensitive fixed annuity pays Jackson a premium, which is credited to the contract holder's account. Periodically, interest is credited to the contract holder's account and in some cases administrative charges are deducted from the contract holder's account. Jackson makes benefit payments at a future date as specified in the policy based on the value of the contract holder's account at that date. On more than 83 per cent (2011: 90 per cent) of in-force business, Jackson may reset the interest rate on each contract anniversary, subject to a guaranteed minimum, in line with state regulations. When the annuity matures, Jackson either pays the contract holder the amount in the contract holder account or begins making payments to the contract holder in the form of an immediate annuity product. This latter product is similar to a UK annuity in payment.

        At 31 December 2012, Jackson had fixed interest rate annuities totalling £11.7 billion (US$19.0 billion) (2011: £11.5 billion (US$17.8 billion) in account value with minimum guaranteed rates ranging from 1.0 per cent to 5.5 per cent and a 3.09 per cent average guaranteed rate (2011: 1.0 per cent to 5.5 per cent and a 3.08 per cent average guaranteed rate).

        Fixed interest rate annuities are subject to early surrender charges for the first six to nine years of the contract. In addition, the contract may be subject to a market value adjustment at the time of surrender. During the surrender charge period, the contract holder may cancel the contract for the surrender value. Jackson's profits on fixed annuities arise primarily from the spread between the return it earns on investments and the interest credited to the contract holder's account, less expenses. The fixed annuity portfolio could be impacted by the continued low interest rate environment as lower crediting rates could result in increased surrenders and lower sales if customers seek alternative investment opportunities.

        Approximately 50 per cent (2011: 48 per cent) of the interest sensitive fixed annuities Jackson wrote in 2012 provide for a market value adjustment that could be positive or negative, on surrenders in the surrender period of the policy. This formula-based adjustment approximates the change in value that assets supporting the product would realise as interest rates move up or down. The minimum guaranteed rate is not affected by this adjustment.

Fixed Indexed Annuities

        Fixed indexed annuities (FIA) accounted for 7 per cent (2011: 7 per cent) of total new business premiums in 2012 and 8 per cent (2011: 9 per cent) of Jackson's policy and contract liabilities. Fixed indexed annuities vary in structure, but generally are deferred annuities that enable the contract holder to obtain a portion of an equity-linked return (based on participation rates and caps) but provide a guaranteed minimum return. These guaranteed minimum rates are generally set at 1.0 to 3.0 per cent on indexed funds. Jackson had fixed indexed annuities allocated to indexed funds totalling £5.6 billion (US$9.2 billion) (2011: £5.0 billion (US$7.8 billion)) in account value with minimum guaranteed rates on indexed accounts ranging from 1.0 per cent to 3.0 per cent and a 1.82 per cent average guaranteed rate (2011: 1.0 per cent to 3.0 per cent and a 1.76 per cent average guarantee rate). Jackson also offers fixed interest accounts on some fixed indexed annuity products. Fixed interest accounts on fixed indexed annuities totalled £1.5 billion (US$2.3 billion) (2011: £1.4 billion (US$2.1 billion)) in account value with minimum guaranteed rates ranging from 1.0 per cent to 3.0 per cent and a 2.53 per cent average guaranteed rate (2011: 1.0 per cent to 3.0 per cent and a 2.50 per cent average guarantee rate).

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

        Jackson hedges the equity risk return on fixed indexed products using futures and options linked to the relevant index as well as through offsetting equity exposure in the VA product. The cost of the hedges is taken into account in setting the index participation rates or caps. Jackson bears the investment and surrender risk on these products.

Immediate Annuities

        In 2012, immediate annuities accounted for less than one per cent (2011: less than one per cent) of total new business premiums and one per cent (2011: one per cent) of Jackson's policy and contract liabilities. Immediate annuities guarantee a series of payments beginning within a year of purchase and continuing over either a fixed period of years and/or the life of the contract holder. If the term is for the life of the contract holder, then Jackson's primary risk is mortality risk. This product is generally used to provide a guaranteed amount of income for contract holders and is used both in planning for retirement and in retirement itself. The implicit interest rate on these products is based on the market conditions that exist at the time the policy is issued and is guaranteed for the term of the annuity.

Variable Annuities

        In 2012, variable annuities accounted for 86 per cent (2011: 87 per cent) of total new business premiums and 60 per cent (2011: 63 per cent) of Jackson's policy and contract liabilities. Variable annuities are deferred annuities that have the same tax advantages and payout options as interest-sensitive and fixed indexed annuities. They are also used for asset accumulation in retirement planning and to provide income in retirement.

        The contract holder can allocate the premiums between a variety of variable sub-accounts with a choice of fund managers and/or a guaranteed fixed interest rate option. The contract holder's premiums allocated to the variable accounts are held apart from Jackson's general account assets, in a separate account, which is analogous to a unit-linked fund. The value of the portion of the separate account allocated to variable sub-accounts fluctuates with the underlying investments. Variable annuities are subject to early surrender charges for the first four to nine years of the contract. During the surrender charge period, the contract holder may cancel the contract for the surrender value. Jackson also offers a variable annuity and an option on another variable annuity that has no surrender charge.

        At 31 December 2012, Jackson had fixed interest rate accounts within variable annuities totalling £4.3 billion (US$7.0 billion) (2011: £4.3 billion (US$6.7 billion)) in account value with minimum guaranteed rates ranging from 1.0 per cent to 3.0 per cent and a 1.89 per cent average guaranteed rate (2011: 1.0 per cent to 3.0 per cent and a 1.99 per cent average guaranteed rate).

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

        Profits in the variable annuity book of business will continue to be subject to the impact of market movements on both sales and allocations to the variable accounts and the effects of the economic hedging programme. Hedging is conducted based on an economic approach so, the nature and duration of the hedging instruments, which are recorded at fair value through the income statement, will fluctuate and produce some accounting volatility.

        In March 2012, Jackson launched a new variable annuity product, Elite Access, which has no guaranteed benefits and provides tax efficient access to alternative investments. This product has received a positive reaction from distributors and Jackson is optimistic about the future of the Elite Access product and will continue to drive product innovation as a way of both meeting the needs of its customers and driving shareholder value.

Aggregate distribution of account values

        The table below shows the distribution of account values for fixed annuities (interest-sensitive and fixed indexed) and variable annuities within the range of minimum guaranteed interest rates as described above as at 31 December 2012 and 2011:

	Account value
	2012	2011

	£m	£m
Minimum guaranteed interest rate—annuities
1.0%	2,534	1,988
> 1.0%–2.0%	8,374	8,321
> 2.0%–3.0%	9,174	9,352
> 3.0%–4.0%	1,236	841
> 4.0%–5.0%	1,518	1,425
> 5.0%–5.5%	209	167

Total	23,045	22,094

Life Insurance

Background

        Reflecting the competitive life insurance market and the overall trend towards asset accumulation products, Jackson's life insurance products accounted for less than 1 per cent (2011: less than 1 per cent) of the total new business premiums and 15 per cent (2011: 7 per cent) of Jackson's policy and contract liabilities in 2012. The increase in policy and contract liabilities and the distribution of account values within a range of minimum guaranteed interest rates as shown below was a result of the acquisition of REALIC. Jackson discontinued new sales of life insurance products effective 1 August 2012. Previously, Jackson sold several types of life insurance, including term life, universal life and variable universal life. Term life provides protection for a defined period and a benefit that is payable to a designated beneficiary upon death of the insured. Universal life provides permanent individual life insurance for the life of the insured and includes a savings element. Variable universal life is a type of life insurance policy that combines death benefit protection with the ability for the contract holder account to be invested in separate account funds. Jackson's life insurance book has delivered consistent profitability, driven primarily by positive mortality and persistency experience.

Aggregate distribution of account values

        At 31 December 2012, Jackson had interest sensitive life business in force with a total account value of £6.0 billion (US$9.7 billion) (2011: £3.3 billion (US$5.1 billion)), with minimum guaranteed interest rates ranging from 2.5 per cent to 6.0 per cent with a 4.67 per cent average guaranteed rate (2011: 3.0 per cent to 6.0 per cent with a 4.88 per cent average guaranteed rate). The table below shows the distribution of the interest-sensitive life business account values within this range of minimum guaranteed interest rates as at 31 December 2012 and 2011:

	Account value
	2012	2011

	£m	£m
Minimum guaranteed interest rate—interest sensitive life business
> 2.0%–3.0%	183	130
> 3.0%–4.0%	2,141	1,145
> 4.0%–5.0%	2,097	686
> 5.0%	1,550	1,317

Total	5,971	3,278

Institutional Products

        Institutional products consist of traditional guaranteed investment contracts ('GICs'), funding agreements (including agreements issued in conjunction with Jackson's participation in the US Federal Home Loan Bank of Indianapolis ('FHLBI') programme) and medium-term note funding agreements. In 2012, institutional products accounted for three per cent (2011: two per cent) of total new business premiums and three per cent (2011: 4 per cent) of Jackson's policy and contract liabilities. Jackson sold no institutional products during 2010, as available capital was directed to support higher margin variable annuity sales. In 2012 and 2011, Jackson re-entered the institutional market on a limited and selective basis, taking advantage of high returns available at particular times during the year. The GICs are marketed by the institutional products department to defined contribution pension and profit sharing retirement plans. Funding agreements are marketed to institutional investors, including corporate cash accounts and securities lending funds, as well as money market funds, and are issued to the FHLBI in connection with its programme.

Traditional Guaranteed Investment Contracts

        Under a traditional GIC, the contract holder makes a lump sum deposit. Interest is paid on the deposited funds, usually on a quarterly basis. The interest rate paid is fixed and is established when the contract is issued.

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

Funding Agreements

        Under a funding agreement, the contract holder either makes a lump sum deposit or makes specified periodic deposits. Jackson agrees to pay a rate of interest, which may be fixed but which is usually a floating short-term interest rate linked to an external index. Interest is paid quarterly to the contract holder. The average term for the funding agreements is one to two years. At the end of the specified term, contract holders may re-deposit the principal in another funding agreement. Jackson makes its profit on the spread between the yield on its investments and the interest rate credited to contract holders.

        Typically, brokerage accounts and money market mutual funds are required to invest a portion of their funds in cash or cash equivalents to ensure sufficient liquidity to meet their customers' requirements. The funding agreements permit termination by the contract holder on seven to 90 days notice, and thus qualify as cash equivalents for the clients' purposes. In 2012 and 2011, there were no funding agreements terminable by the contract holder with less than 90 days notice.

        Jackson is a member of the FHLBI. Membership allows Jackson access to advances from FHLBI that are collateralised by mortgage related assets in Jackson's investment portfolio. These advances are in the form of funding agreements issued to FHLBI.

Medium Term Note Funding Agreements

        Jackson has also established European and global medium-term note programs. The notes offered may be denominated in any currency with a fixed or floating interest rate. Notes are issued to institutional investors by a special purpose vehicle and are secured by funding agreements issued by Jackson. Although Jackson has these programs in-force, there have been no new sales since 2008.

Distribution and Marketing

        Jackson distributes products in all 50 states of the United States and in the District of Columbia, although not all products are available in all states. Operations in the state of New York are conducted through a New York insurance subsidiary. Jackson markets its retail products primarily through advice based distribution channels, including independent agents, independent broker-dealer firms, regional broker-dealers, and wirehouses, banks and registered investment advisors. Through August 2012, Jackson also marketed life insurance and fixed annuity products through its captive insurance agency.

        Jackson focuses on independent distribution systems and supports its network of independent agents and advisers with education and training programs.

 Independent Agents and Broker Dealers

        Jackson's subsidiary, Jackson National Life Distributors, LLC ('JNLD'), is the primary marketing and distribution organisation for Jackson's annuities. The annuity products are distributed through independent agents located throughout the United States. These approximately 20,000 appointed insurance agents or brokers at 31 December 2012, who also may represent other companies, are supported with marketing materials and multimedia presentations to help advisers choose the right solutions for their clients' individual financial situations. JNLD generally deals directly with writing agents and brokers thereby eliminating intermediaries, such as general agents. This distribution channel has enabled Jackson to generate significant volumes of business on a low, variable cost basis.

        JNLD's wholesalers meet directly with independent broker dealers and financial planners and are supported by an extensive internal sales staff. At 31 December 2012, Jackson had active selling agreements with independent broker dealer organisations throughout the United States providing access to more than 58,900 appointed agents. Jackson provides training for its broker dealers and also provides them with product information and sales materials.

Regional Broker Dealers

        JNLD's Regional Broker Dealer ('RBD') team provides dedicated service and support to regional brokerage firms and wirehouses. Regional broker dealers are a hybrid between independent broker dealers and wirehouses. Like representatives who work for wirehouses, financial representatives at regional broker dealers are actual employees of the firm. However, unlike wirehouses, RBD firms have limited institutional investment banking services. The RBD team develops relationships with regional firms throughout the US and provides customised materials and support to meet their specialised advisory needs.

        Jackson's RBD team also provides support for the wirehouse channel, which produced £1.8 billion of premium in 2012.

        Jackson's RBD team supports more than 33,800 representatives in regional broker dealers and wirehouses.

Banks, Credit Unions and Other Financial Institutions

        Jackson's Institutional Marketing Group distributes annuity products through banks, credit unions and other financial institutions and through third party marketing organisations that serve these institutions. Jackson is a leading provider of annuities offered through banks and credit unions and at 31 December 2012 had access to more than 33,200 financial institution representatives through existing relationships with banks and credit unions. Jackson has established distribution relationships with medium sized regional banks, which it believes are unlikely to develop their own insurance product capability.

Independent Broker Dealers

        Jackson's retail distribution is managed by Prudential's independent broker dealer network, NPH, which is described in more detail above. NPH had 3,540 registered representatives at the end of 2012.

Institutional Products Department

        Jackson markets its institutional products through its institutional products department. It has direct contacts with banks, municipalities, asset management firms and direct plan sponsors. Institutional products are distributed and marketed through intermediaries to these groups.

 Captive Agency

        In connection with the acquisition of Life of Georgia in 2005, Jackson established the JNL Southeast Agency ('JNLSA'), the company's first captive agency since 1970. JNLSA was formed to help retain the Life of Georgia book of business and to create a new distribution channel for Jackson's life insurance. In conjunction with Jackson's withdrawal from retail life insurance sales, this agency was terminated in 2012.

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

        Curian's sales, not included in Jackson's premiums and deposits, totalled £1,550 million and £1,684 million in 2012 and 2011, respectively.

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

        Jackson designs its interest sensitive products and conducts its investment operations to match closely the duration of the assets in its investment portfolio with the duration of the annuity, term life, whole life, universal life and guaranteed investment contract product obligations. Jackson seeks to achieve a target spread between what it earns on its assets and what it pays on its liabilities by investing principally in fixed-rate securities and in options and futures to hedge equity related movements in the value of its products.

        Jackson segregates its investment portfolio for certain investment management purposes, and as part of its overall investment strategy, into four portfolios: life and fixed annuities without market value adjustment, fixed annuities with market value adjustment, fixed index annuities and institutional liabilities. The portfolios backing life and fixed annuities with and without market value adjustments and the fixed index annuities have similar characteristics and differ primarily in duration. The portfolio backing the institutional liabilities has its own mix of investments that meet more limited duration tolerances. Consequently, the institutional portfolio is managed to permit less interest rate sensitivity and has limited exposure to mortgage backed securities. At 31 December 2012, 4 per cent of the institutional portfolio was invested in residential mortgage backed securities.

        The fixed-rate products may incorporate surrender charges, market value adjustments, two-tiered interest rate structures or other limitations relating to when policies can be surrendered for cash, in order to encourage persistency. As of 31 December 2012, 70 per cent of Jackson's fixed annuity reserves had surrender penalties or other withdrawal restrictions. Substantially all of the institutional portfolio had withdrawal restrictions or market value adjustment provisions.

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

        For the fixed and variable annuity contracts and institutional products, the reserve is the contract holder's account value. For the immediate annuities, reserves are determined as the present value of future policy benefits. Mortality assumptions are based on the 1983 Individual Annuitant Mortality Table and the Annuity 2000 Mortality Table for newer issues. Interest rate assumptions currently range from one per cent to five and a half per cent.

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

        For the traditional term life contracts, reserves for future policy benefits are determined using assumptions as to mortality, interest, policy persistency and expenses. Mortality assumptions are generally from 25 per cent to 160 per cent of the 1975-1980 Basic Select and Ultimate tables, depending on underwriting classification and policy duration. Interest rate assumptions range from two and one half per cent to six per cent. Persistency and expense assumptions are based on Jackson's experience.

        For the interest sensitive and single premium life contracts, reserves approximate the contract holder's account value.

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

        As a condition to the REALIC acquisition and after receipt of all required regulatory approvals, REALIC entered into three retrocession reinsurance agreements with Swiss Re. Pursuant to these reinsurance agreements, REALIC ceded to Swiss Re on a 100 per cent coinsurance basis certain blocks of business written or assumed by REALIC. The effective date of the three retrocession agreements was 1 July 2012. In addition and pursuant to these reinsurance agreements, Jackson holds certain assets, primarily in the form of policy loans and fixed maturities, as collateral. This collateral is reported as a funds held liability.

        At 31 December 2012, Jackson's largest amount ceded to one reinsurer totalled £4.3 billion, which is primarily related to the retrocession reinsurance arrangements.

        Jackson typically ceded 90 per cent of level premium term products. Jackson discontinued new sales of life insurance products effective 1 August 2012.

        Jackson ceded the guaranteed minimum income benefit on variable annuities to an unaffiliated reinsurer.

Policy administration

        Jackson provides a high level of administrative support for both new and existing contract holders. Jackson's ability to implement new products quickly and provide customer service is supported by integrated computer systems that issue and administer complex life insurance and annuity contracts. Jackson continues to develop its fixed and variable annuity administration systems to enhance the service capabilities for both new and existing policies. The REALIC business is currently administered by several third party administrators.

PPM America

        PPM America (PPMA) is Prudential's US fund management operation, with offices in Chicago and New York. PPMA manages assets for Prudential's US, UK and Asian affiliates. PPMA also provides other affiliated and unaffiliated institutional clients with investment services including collateralised debt obligations (CDOs), private equity funds, institutional accounts, and mutual funds. PPMA's strategy is focused on managing existing assets effectively, maximising the benefits derived from synergies with our international asset management affiliates, and leveraging investment management capabilities across the Group. PPMA also pursues third-party mandates on an opportunistic basis.

UK Business

Introduction

        As at 31 December 2012, Prudential's UK business was structured into two business units, each focusing on its respective target customer markets. The Prudential's UK business units are Prudential UK (being the insurance operations) and M&G (being the asset management business).

        In 2012, Prudential's UK business generated new business insurance premiums of £6,495 million and gross investment inflows of £34,464 million. As at 31 December 2012, M&G had £228 billion of funds under management.

Prudential UK business overview

        The Life & Pensions market in the UK is mature and highly regulated. Significant regulatory change occurred in 2012 with the implementation of the Retail Distribution Review, Gender Neutral Pricing and Auto-enrolment for company pension schemes.

        The UK market is also characterised by an ageing population and a concentration of wealth in the 50+ age group, many of whom have built up substantial pension funds in employer-sponsored schemes. These customers require help to convert wealth into sustainable lifetime income. For the next generation of savers, the responsibility for retirement provision has shifted substantially away from government and employers towards the individual. These customers are typically under-funded for retirement and this creates a significant need for long term savings and retirement income products.

        Prudential UK's longevity experience, multi-asset investment capabilities, strong brand and financial strength mean that we are strongly positioned to help consumers translate their accumulated wealth into the provision of dependable retirement income through our range of market leading with-profits and annuity products.

        We do so by competing on a selective basis in the UK's retirement savings and income market, with a focus on writing profitable new business combined with sustainable cash generation and capital preservation, rather than pursuing top-line sales growth.

        Prudential UK has a well-established individual annuity business, built on a robust pipeline of internal vestings from maturing pension policy customers. The internal vestings pipeline is supplemented by sales through intermediaries and strategic partnerships with third parties where Prudential is the offered annuity provider for customers vesting their pensions at retirement.

        The combined financial strength and investment performance track record of Prudential's UK With-Profits Fund continues to provide a key source of non-price differentiation in a competitive market. Our with-profits customers benefit from the security of Prudential's large inherited estate, which was valued at £7 billion at the year-end, and provides a high degree of protection against adverse market movements. The Fund continues to provide customers with solid returns and to out-perform the FTSE All-Share Index over medium to long-term horizons. Over the last 15 years, the Fund has delivered a cumulative investment return of 184.3 per cent on investments covering policyholder liabilities. This compares favourably with other with-profits funds and the FTSE All-Share Index total return of 106.5 per cent over the same period, and, by offering customers a smoothed return, helps provide protection from the full impact of volatile market conditions. This performance shows that investing in a strong with-profits fund can produce good returns for cautious investors, in spite of the combined pressures of volatile market conditions and UK interest rates remaining at historically low levels.

        Retention and management of our customer base of approximately 7 million remains a key focus for the business. We aim to maintain loyalty by continuing to improve our service year on year for both customers and intermediaries. Prudential UK's focus on continuing to deliver excellent customer service was recognised at the 2012 Financial Adviser Service Awards, where we retained our two 5-Star ratings in the Life & Pensions and Investment categories.

        In 2010, Prudential UK met its cost savings target of £195 million per annum and announced further cost saving initiatives to reduce costs by £75 million per annum on a consistent basis by the end of 2013. By 31 December 2012, annual cost savings of £75 million per annum had been achieved, which was one year earlier than originally planned.

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

        With-profits policies are supported by a with-profits sub-fund and can be single premium (for example, Onshore Bonds) or regular premium (for example, certain pension products). Prudential UK's primary with-profits sub-fund is part of The Prudential Assurance Company Limited (PAC)'s long-term fund. The return to shareholders on virtually all Prudential UK's with-profits products is in the form of a statutory transfer to PAC shareholders' funds. This is analogous to a dividend from PAC's long-term fund, and is dependent upon the bonuses credited or declared on policies in that year. Prudential's with-profits policyholders currently receive 90 per cent of the distribution from the main with-profits sub-fund as bonus additions to their policies, while shareholders receive 10 per cent as a statutory transfer.

        The Defined Charge Participating Sub-Fund (DCPSF) forms part of the PAC long-term fund. It comprises the accumulated investment content of premiums paid in respect of the defined charge participating with-profits business issued in France and the defined charge participating with-profits business reassured into PAC from Prudential International Assurance plc and Canada Life (Europe) Assurance Ltd. It also includes the portfolio of with-profits annuity policies acquired from Equitable Life in 2007. All profits in this fund accrue to policyholders in the DCPSF.

        The profits from almost all of the new non-participating business accrue solely to shareholders. Such business is written in the non-profit sub-fund within PAC's long-term fund, or in various shareholder-owned direct or indirect subsidiaries. The most significant of these is Prudential Retirement Income Limited (PRIL), which writes conventional annuities including all new conventional annuities arising from vesting deferred annuity and personal pension policies in the with-profits sub-fund of PAC. There is also a substantial volume of in-force non-participating business in PAC's with-profits sub-fund and that fund's wholly owned subsidiary Prudential Annuities Limited (PAL), which is closed to new business. Profits from this business accrue to the with-profits sub-fund (WPSF). On 31 October 2012, we reinsured substantively all of the long-term insurance business of PAL to the WPSF.

        The traditional life insurance product offered by UK life insurance companies was a long-term savings product with a life insurance component. The life insurance element conferred tax advantages that originally distinguished the traditional life insurance products offered in the United Kingdom from the savings products offered by banks, building societies and unit trust companies. The gradual reduction of these tax advantages and increasing sales of single premium life products has resulted in the distinction between life insurance and other long-term savings products becoming less important. Pension products remain tax-advantaged within certain limits.

        Further information on the UK products is provided below under 'UK Business Units—Long term products'.

Distribution

        Retail financial services products are distributed face to face through independent financial advisers (IFAs) and restricted advisers, or directly by mail, telephone and over the internet. IFAs dominate the advice market and offer products from a range of insurance companies selected from the whole of the market. Restricted advisers do not need to select from the whole market and are typically tied to a single insurer or a small panel of insurers. Direct and e-commerce distribution methods are generally non-advised and therefore operate on a lower-cost basis than other distribution channels. Accordingly, products distributed directly are generally more straightforward and aimed at more simple financial planning needs.

        The FSA's review of the retail distribution marketplace called the Retail Distribution Review ('RDR') came into force on 31 December 2012. One of the main aims of the RDR was to increase the level of professionalism within the financial advice market. Prudential supports this aim.

        The changes implemented increase the clarity with which advisory firms describe their services and charges. They stipulate that the adviser must be paid by the customer. Providers are no longer permitted to pay commission on new sales of retail investment products. Comparable rules have been introduced for group pensions business. Sales of protection business and general insurance can still attract commission. The changes have also significantly increased the requirements for firms who seek to describe themselves as independent. Major advisory firms have launched restricted advice models and the popularity of this model is expected to grow.

        A significant feature of the UK retail marketplace over the past decade has been the growth of investment platforms. From an initial concept of providing easy access for consumers and advisers to open ended investment companies (OEICs) from a range of fund managers, many models have been developed into distribution-led propositions with the objective of capturing total business flows from adviser firms, across various products.

        As a result, in parallel to the overall RDR, the FSA has been paying specific attention to the role of platforms and in June 2012 published a consultation paper proposing a ban on the payment of rebates from fund managers to platforms and reconfirming their intention to introduce a ban on the payment of cash rebates to customers. The FSA acknowledged that such proposals could not be implemented at the same time as the RDR and indicated the most likely date for the implementation of these new platform rules would be 31 December 2013. A policy statement confirming the outcome of the FSA's review on platforms and introducing corresponding rules is currently expected during the second quarter of 2013.

        The full impact of the RDR remains uncertain. As expected, FSA figures confirm that some IFAs chose to exit the market on the introduction of the new rules. Increasingly, others are expected to seek partnership arrangements with product providers through restricted advice models. Prudential is well placed to participate in such arrangements with partnerships already in place with a number of major advice firms

        A large proportion of Prudential UK's annuity sales are made direct on a non-advised basis and will be largely unaffected by the RDR.

        Prudential UK is continuing to work with the regulator, industry bodies and distributors on ways to help advisers make the transition to the new environment as it believes that a strong adviser sector is beneficial for the market, and for Prudential.

        In 2010-2012, Prudential UK's new business premiums by channels are as follows:

	Year Ended 31 December
	2012	2011	2010

	£m	£m	£m
Individual Annuities:
Direct & Partnerships	297	328	593
Intermediated	653	241	221
Internal Vesting*	1,456	1,223	1,235

Total Individual Annuities	2,406	1,792	2,049
Other Products:
Direct & Partnerships	642	654	588
Intermediated	2,922	2,244	2,215
Wholesale	408	336	945

Total Other Products	3,972	3,234	3,748
DWP Rebates	115	104	113

Total New Business Premiums	6,493	5,130	5,910

*
Internal vesting business is classified as new business where the contracts include an open market option.

Direct and Partnerships

        The direct distribution channel is primarily charged with increasing revenue from existing Prudential UK customers and retention of our existing customer base. Direct distribution channels include the telephone, mail and internet, and focus on annuities, investments, protection and health products.

        In December 2011 Prudential UK launched a direct advice service, Prudential Financial Planning (PFP). PFP offers a complete financial planning service, focused primarily on existing customers who originally came to Prudential through its direct sales force. Starting with 25 advisers recruited at the end of 2011, Prudential has steadily increased the scale of the channel through 2012; and as at 31 December 2012 it had grown to 129 advisers.

        In March 2013, the ABI code of conduct on retirement choices, to which Prudential has committed, came into force. The code is designed to help customers make the most appropriate choices at retirement. Prudential's direct channel will support the requirements of the code for its pension customers.

        Partnerships are primarily arrangements with other insurers whereby we offer our annuity products to their vesting pension customers.

Intermediaries

        In 2012 Prudential UK consolidated its position with major intermediary firms and significantly increased sales through this channel in a challenging market. Alongside this, Prudential UK worked closely with its distribution partners in the development of their business models for the post-RDR environment and is well placed to support the new emerging models which distributors have introduced to deal with the RDR requirements.

Wholesale

        In the Wholesale market, Prudential UK's aim is to continue to participate selectively in bulk and back-book buyouts using its financial strength, superior investment track record, annuitant mortality risk assessment and servicing capabilities. In line with this opportunistic approach, two bulk annuity buy-in insurance agreements were signed in 2012 totalling £408 million of new business premiums. Prudential UK will continue to maintain a strict focus on value and only participate in capital-efficient transactions that meet its return on capital requirements.

UK Business Units

Long-term Products

        Prudential's long-term products in the United Kingdom consist of life insurance, pension products and pensions annuities. The following table shows Prudential UK's new business insurance and investment premiums by product line for the periods indicated. New business premiums include deposits for policies with limited or no life contingencies. Prudential UK also distributes life insurance products, primarily investment bonds, in other European countries. The volume of such business is relatively small and is included in the table below.

	Year Ended 31 December
	2012	2011	2010

	£m	£m	£m
Pension annuities	2,406	1,792	2,049
Corporate pensions	459	399	426
Onshore bonds	2,276	1,779	1,660
Other products	946	824	830
Wholesale	408	336	945

Total new business premiums	6,495	5,130	5,910

        Of the total new business premiums of £6,493 million (2011: £5,130 million; 2010: £5,910 million), £6,286 million (2011: £4,871 million; 2010: £5,656 million) were single premiums and £207 million (2011: £259 million; 2010: £254million) were regular premiums.

Pension Annuities

        Prudential UK offers individual conventional immediate annuities that are either fixed or retail price indexed (referred to as 'RPI'), where annuity payments are guaranteed from the outset, or with-profits annuities, where annuity payments are variable dependent on the investment performance of underlying assets.

        A total of £2,406 million of individual annuities were sold in 2012. Of this total, £1,456 million was sold through internal vesting, that is existing Prudential UK customers with maturing pension policies. The other £950 million were sold to new customers, typically individuals with a pension maturing with another provider who chose Prudential UK to provide their annuity. Prudential UK's immediate annuity products provide guaranteed income for a specified time, usually the life of the policyholder, in exchange for a lump sum capital payment. No surrender value is available under any of these products. The primary risks to Prudential UK from immediate annuity products, therefore, are mortality improvements and credit risk.

Conventional Annuities

        Prudential UK's conventional annuities include level (non-increasing), fixed increase and RPI annuities. Prudential UK's fixed increase annuities incorporate automatic increases in annuity payments by fixed amounts over the policyholder's life. The RPI annuities provide for a regular annuity payment to which an additional amount is added periodically based on the increase in the UK Retail Prices Index. In 2012, sales of RPI annuities were £122 million (including £111 million of bulk annuities). In 2012, sales of level and fixed increase conventional annuities amounted to £1,782 million (including £297 million of bulk annuities).

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

        Prudential is one of only a few companies in the United Kingdom which are active in the with-profits annuities market and has been operating in this market since 1991. In 2012, Prudential UK's premiums for this business were £910 million. Prudential UK has a new business market share of 76 per cent in the first nine months of 2012(7).

Pension Products

        Prudential UK provides both corporate and individual pension products. Corporate pension products are discussed below whilst individual pension products are discussed under 'Other Products'. Pension products are tax-advantaged long-term savings products that comply with rules established by the HM Revenue and Customs ('HMRC') and are designed to supplement state-provided pensions. These

(7)
Source: ABI

products provide policyholders with a number of options at retirement. Policyholders may elect to use part or all of their maturity benefits to purchase a pension annuity, they may choose to draw down funds without purchasing an annuity (subject to a number of rules and restrictions on the amount able to be drawn down each year), they may delay taking any benefits, or take a combination of these options. They are also permitted to take a portion as a tax-free lump sum. For drawdown products, the investment risk remains with the policyholder, payments are not guaranteed, and tend to cost more to administer. This means that the option to enter drawdown will tend to apply mainly to more sophisticated policyholders and to larger retirement funds. This, combined with the individual's own need for a secured income in retirement, means that in practice most policyholders are likely to purchase an annuity.

        Prior to retirement, these products typically have minimal mortality risk to Prudential UK and are primarily considered investment products. An exception is where a guaranteed annuity option ('GAO') has been offered on the product, with an element of risk to Prudential UK both in underlying mortality and investment assumptions. Prudential UK ceased marketing GAOs in 1987, but for a minority of corporate pension schemes GAOs still apply for new members. Current liabilities for this type of business make up less than one per cent of the with-profits sub-fund as at 31 December 2012.

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

Corporate Pensions

        There are two categories of corporate pension products: defined benefit and defined contribution. Prudential UK has an established defined benefit plan client base covering the small to medium-sized employer market. Prudential UK's defined contribution client base ranges from small unlisted companies to some of the largest companies in the United Kingdom as well as a number of clients in the public sector (in particular where Prudential UK offers the Additional Voluntary Contribution ('AVC') facility). Additional Voluntary Contribution plans enable employees to make additional pension contributions, either regularly or as a lump sum, to supplement their occupational pension plans. Prudential UK administers corporate pensions for over 600,000 scheme members sponsored by some of the UK's largest employers and has also built a very strong position in the provision of with-profits AVC arrangements. Prudential UK provides AVCs to 68 of the 99 Local Government Authorities in England & Wales.

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

        In addition, Prudential UK has a Company Pension Transfer Plan (or 'Bulk S32'), designed to accept benefits from both defined benefit and defined contribution pension schemes which are winding up (ceasing to exist or being replaced by a new type of scheme). Prudential UK also has the facility to accept enhanced transfers from deferred members of a corporate's defined benefit pensions scheme into Prudential UK Personal Pension plan where the member has received advice from an independent financial adviser (often called an enhanced transfer value exercise).

Onshore Bonds

        Prudential UK offers customers a range of investment funds to meet different risk and reward objectives. Prudential UK's main onshore bond product wrapper is the Prudential Investment Plan ('PIP'). Through this plan, based on a single premium with no fixed term, customers have the option to invest in the with-profits fund through PruFund or in a range of unit-linked investment funds.

        PIP also gives financial advisers the opportunity to choose from different external fund management groups and the flexibility to make changes to portfolio and asset allocation over time. In 2012, sales of the unit-linked option within on-shore bond wrappers, including PIP were £127 million.

        Prudential Dynamic Portfolios, launched in 2010, offer advisers a choice of portfolio options to match a client's risk/reward profile as an alternative to building an individual portfolio.

        Prudential UK offers a unitised and smoothed with-profits investment bond entitled PruFund, which is designed to provide increased transparency and smoothed investment returns to the customer with a choice of Cautious or Growth funds. PruFund also offers clients an optional guarantee on the initial investment with a term from six to ten years depending on the client's requirements. PruFund is available across Prudential UK's range of tax wrappers including individual pensions, income drawdown and onshore and offshore bonds. In 2012, total new business premiums attributable to PruFund, including new business through PIP, was £1,601 million.

        With-profits bonds aim to provide capital growth over the medium to long term, and access to a range of investment sectors without the costs and risks associated with direct investment into these sectors. Capital growth for the policyholder on with-profits bonds apart from PruFund is achieved by the addition of reversionary or annual bonuses, which are credited to the bond on a daily basis from investment returns achieved within PAC's long-term with-profits fund, offset by charges and expenses incurred in the fund. A final bonus may also be added when the bond is surrendered. PruFund delivers growth through a published expected growth rate, updated quarterly, and a transparent formulaic smoothing mechanism. In contrast the capital return on unit-linked bonds directly reflects the movement in the value of the assets underlying those funds. When funds invested in PAC's long-term with-profits fund are either fully or partially withdrawn, PAC may apply a market value adjustment to the amount paid out.

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

Individual Pensions

        Prudential UK's individual pension range offers unit-linked and unitized with-profits products, including products that meet the criteria of the UK government's stakeholder pension program.

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

        As of 2012, individuals who are not already in a pension scheme, who are over 21 and below retirement age and whose earnings are over a minimum amount have had to be automatically enrolled in a pension scheme by their employer, who will be required to make contributions. These requirements were applied first to larger employers and will be rolled out gradually to medium-sized and smaller employers.

        Prudential UK also provides individual personal pension products through the DWP Rebate arrangement. Under this arrangement, individuals may elect to contract out of the UK's State Second Pension (referred to as 'S2P') which was previously known as State Earnings Related Pension Scheme, administered by the UK Department of Work and Pensions. If an individual elects to contract out, then he or she will designate a pension provider, such as Prudential UK. Premiums on products sold in this manner are paid through 'rebates' from the Department of Work and Pensions, which represent the amount that would be otherwise paid into S2P. Rebate amounts are invested to provide benefits to the individual. Premiums from Department of Work and Pensions Rebates are typically reported in the first quarter of each year. The option to contract out was removed from April 2012 and no further contributions will be received, although Prudential will continue to administer in-force policies.

Income Drawdown

        Given the UK's historic requirement for compulsory annuitisation by a maximum age (removed completely in April 2011), an increasingly sophisticated consumer population, and the rising incidence of second careers and semi-retirement as a result of increasing longevity, the market has seen good growth in the 'bridge' between pensions and annuities through income drawdown products. These products help customers manage their pensions through the various stages of retirement, and also offer flexibility while providing potential for capital growth. In 2012, Prudential UK sold £110 million of income drawdown products.

Offshore Bonds

        Prudential UK's offshore bond products are the Prudential International Investment Bond and the Prudential International Investment Portfolio offering clients access to a wide range of quoted UK investments. Prudential UK's offshore bond sales grew by 17 per cent to £310 million in 2012.

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

Wholesale

        Wholesale business comprises bulk annuities. Prudential UK offers bulk annuities selectively, whereby it manages the assets and accepts the liabilities of a company pension scheme. The volume of Prudential UK's bulk annuity sales is unpredictable as the business maintains a very strict focus on value and only participates in capital-efficient transactions that meet its return on capital requirements.

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

Financial strength of PAC's with-profits fund

        The PAC's with-profits fund is supported by a large inherited estate, with the free assets of the with-profits fund valued at approximately £7 billion (as at 31 December 2012), on a regulatory realistic basis. This provides the working capital required to support the fund for the long-term benefit of current and future policyholders. The strength of the with-profits fund offers strong policyholder protection and assists in generating positive returns for both policyholders and shareholders.

        The table below shows the change in the investment mix of PAC's main with-profits fund:

	2012	2011	2010

	%	%	%
UK equities	17	24	26
International equities	17	10	13
Property	12	13	12
Fixed Interest	44	44	42
Cash and other asset classes	10	9	7

Total	100	100	100

        Despite a low interest rate environment and continued volatile market conditions, the with-profits sub-fund earned a return of 10.5 per cent before tax in 2012 on investments covering policyholder liabilities. The with-profits sub-fund has delivered investment returns of 184.3 per cent over 15 years for policyholder asset shares in the fund, compared with the FTSE All-share index (total return) of 106.5 per cent over the same period (figures are to 31 December 2012, before tax and charges).

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

        This basis makes companies' financial health more transparent to policyholders, intermediaries and regulators alike, and enables more informed choices to be made by policyholders. The PAC long-term with-profits sub-fund is strong with the inherited estate (free assets) measured on a realistic basis, valued at approximately £7 billion at the end of 2012 before deduction for the risk capital margin.

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

        In 2012, PAC declared a total surplus of £2,210 million (2011: £2,293 million) from PAC's primary with-profits sub-fund, of which £1,990 million (2011: £2,064 million) was added to with-profits policies and £220 million (2011: £229 million) was distributed to shareholders. These amounts included annual bonus rates of 3.0 per cent for Prudence Bond and 3.0 per cent for personal pensions.

        The closed Scottish Amicable Insurance Fund ('SAIF') declared total bonuses in 2012 of £541 million compared to £611 million in 2011. Shareholders have no interest in profits from the SAIF fund, although they are entitled to the investment management fees paid by this business. For greater detail on the SAIF fund, see 'The SAIF sub-fund and accounts' below.

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

        The inherited estate, as working capital, enables Prudential UK to support with-profits business by providing the benefits associated with smoothing and guarantees, by providing investment flexibility for the fund's assets, by meeting the regulatory capital requirements that demonstrate solvency and by absorbing the costs of significant events or fundamental changes in its long-term business without affecting the bonus and investment policies. The size of the inherited estate fluctuates from year to year depending on the investment return and the extent to which it has been required to meet smoothing costs, guarantees and other events.

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

        SAIF with-profits policies contain minimum levels of guaranteed benefit to policyholders. In addition, as mentioned below, certain pensions products have guaranteed annuity rates at retirement. Should the assets of SAIF be inadequate to meet the guaranteed benefit obligations of the policyholders of SAIF, the PAC long-term fund would be liable to cover any such deficiency in the first instance. The directors believe that the probability of either the PAC long-term fund or the Group's shareholders' funds having to contribute to SAIF is remote.

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

Guaranteed Annuities

        Prudential used to sell guaranteed annuity products in the United Kingdom and held a technical provision of £47 million as at 31 December 2012, within the main with-profits fund to honour guarantees on these products. PAC's main exposure to guaranteed annuities in the United Kingdom is through SAIF and a provision of £371 million was held in SAIF as at 31 December 2012, to honour the guarantees. As SAIF is a separate sub-fund of PAC's long-term business fund, wholly attributable to the policyholders of the fund, the movement in this provision has no impact on shareholders.

M&G

        M&G is the UK and European fund manager of the Prudential Group with responsibility for investments on behalf of both internal and external clients. M&G is made up of two distinct businesses being Retail and Institutional. M&G's investment expertise covers all key asset classes, equities, fixed interest and commercial real estate, and includes a number of specialist fixed income and real estate strategies. M&G manages its own retail fund operations, funds for pensions, insurance companies and third-party entities.

        It is an investment-led business with a clear focus on generating superior long-term returns for investors, whether they are third-party clients or the funds of Prudential's insurance operations. This is achieved by creating an environment that is attractive to talented investment professionals.

        Against a backdrop of continued political and macroeconomic uncertainty, M&G continues to deliver strong investment performance. Over the three years to 31 December 2012, 20 funds representing approximately 61 per cent of retail funds under management (FUM) produced first or second quartile investment returns. The performance of funds managed on behalf of institutional fixed income clients also remains extremely strong with all actively-managed mandates meeting or outperforming their benchmarks over this period.

Performance Overview

        M&G has had a record-breaking year in terms of net sales, funds under management and profits.

        Total net sales for the 12 months to the end of December 2012 were £16.9 billion, 25 per cent higher than the previous full year peak of £13.5 billion in 2009 and 285 per cent higher than net sales of £4.4 billion in 2011.

        The strength of net flows, together with increases in equities and bond values in the year, have led to an increase of 13 per cent in total funds under management, to an all-time high of £228 billion. The FTSE All Share Index has increased by 8 per cent over the year and the sterling corporate bond index has increased by 15 per cent. Building on the strength of the net flows generated by the business over recent years, M&G was the largest retail fund manager in the UK(8), measured by funds under management. M&G's total UK retail FUM is £41.2 billion as noted by the Investment Management Association at the end of December 2012.

        This caps a decade of extremely strong growth for M&G. Since 2003 net fund sales have increased at an annual compound rate of 32 per cent and external client assets have grown at an annual compound rate of 19 per cent. Over this period underlying profit has grown at an annual rate of 22 per cent.

Retail

        In the retail market, M&G operates a single fund range from the UK which it distributes both locally and internationally through increasingly diverse channels. Assets sourced from investors outside the UK now account for 29 per cent of M&G's total retail FUM.

        Its reputation for delivering superior long-term investment returns and a high standard of client service enabled M&G to attract a record level of net fund sales in the retail market in 2012. Excluding the results of our South African associate company, where our shareholding reduced from 75 per cent to 49.99 per cent during 2012, total net sales were £8.2 billion. This is 15 per cent higher than their previous high of £7.2 billion in 2010.

        In the UK, M&G's core market, net sales totalled £3.1 billion, 30 per cent lower than the previous year but still sufficiently high to rank M&G as the top selling house for the year. M&G has ranked first for both net and gross fund sales in the UK for four consecutive calendar years, an unprecedented achievement. Fund sales slowed in the second half as a direct consequence of a decision in July to limit flows of new money into two of our best-selling sterling corporate bond funds to ensure continued flexibility in the management of the funds. We expect UK net sales to continue to slow in 2013.

        By contrast, net fund sales in mainland Europe increased sharply. Following a minor net outflow in 2011, the business generated a record £5.2 billion of net sales representing 67 per cent of total retail net sales in 2012. Over the year M&G saw retail assets sourced from European clients grow by 75 per cent to £14.4 billion (2011: £8.2 billion). Today M&G has offices in 15 different countries and its retail funds are registered for sale in 20 jurisdictions.

(8)
Source: Investment Management Association, data as at end-December 2012.

        A core pillar of M&G's retail business is to offer a diversified range of investment funds and so be well-placed for changes in investor trends. The demand for conservatively managed portfolios for most of 2012 saw strong inflows into the M&G Optimal Income Fund, a highly flexible international fixed income fund, and into the M&G Global Dividend Fund. In Europe, Optimal Income was the fourth best selling fund, while Global Dividend ranked ninth over the year to end of December 2012 and was the top selling cross border Equity fund in 2012(9).

        No fewer than 10 of M&G's retail funds, across the major asset classes of fixed income, equities and real estate, each attracted net sales of at least £100 million during the 12 month period.

        The £8.2 billion of net retail inflows in the UK and Europe were partially off-set by a £0.4 billion net outflow from funds managed by M&G's associate entity in South Africa. These redemptions were entirely from the PPM South Africa Dividend Income Fund which was closed on 31 March 2012 ahead of the implementation of new tax legislation on 1 April 2012 which would have had a materially adverse impact on the treatment of the distribution made by the fund to its investors. Fund flows into other retail funds of the South African business have been positive.

Institutional

        In the institutional marketplace, M&G's approach is to leverage investment strategies developed primarily for Prudential's internal funds to create higher margin external business opportunities. M&G offers third-party clients, such as pension funds and sovereign wealth funds an innovative range of specialist fixed income and real estate strategies, including private debt opportunities and infrastructure investment.

        The institutional business attracted a record level of net funds in 2012, predominantly into fixed income strategies on the strength of its outstanding record of outperformance. At £9.0 billion, net inflows were 50 per cent higher than the previous best of £6.0 billion in 2009. The 2012 inflows include a single £7.6 billion mandate which is expected to be partially or wholly redeemed within the next 24 months.

        M&G continues to grow its business with external institutional clients, including the provision of alternatives to bank lending. The M&G UK Companies Financing Fund, a loan facility for medium-sized companies launched in the wake of the 2008 credit crisis, has increased its total commitments to £930 million across 11 individual loans. During the year, loans were made to three new clients, while a fourth advance went to an existing borrower.

        Other innovations for third-party clients include a series of investment strategies to manage long-term inflation-linked liabilities. The business successfully launched the M&G Inflation Opportunities Fund and the M&G Debt Opportunities Fund, which complement the existing M&G Secured Property Income Fund, a portfolio of long-lease properties with inbuilt inflation-linked increases. This last fund, which has total investor commitments of £1.3 billion, has delivered an annualised return of 7 per cent above the retail prices index (RPI) over the past three years.

        In infrastructure, Infracapital, M&G's unlisted infrastructure equity division, led a consortium (comprising Infracapital and other parties independent of Prudential) in the acquisition of a 90 per cent interest in Veolia Environnement S.A.'s ("Veolia") UK regulated water business (now renamed Affinity Water). Affinity Water is the largest regulated water-only company in the UK by turnover. The acquisition is the first investment for Infracapital Partners II LP, which has current commitments of £358 million.

(9)
Source: SimFund Global. Data as at December 2012 in EUR. Based on estimated net sales of funds classed as fund market 'International' (registered for sale in more than 5 countries). Excludes Money Market and Alternative funds.

        The following table shows funds managed by M&G at the dates indicated.

	At 31 December
	2012	2011	2010

	£bn	£bn	£bn
Retail fund management	55	44	42
Institutional fund management	57	48	47
Internal fund management	116	109	109

Total	228	201	198

Prudential Capital

        Prudential Capital manages the Group's balance sheet for profit by leveraging Prudential's market position. This business has three strategic objectives: (i) to provide professional treasury services to the Prudential Group; (ii) to operate a first-class wholesale and capital markets interface; and (iii) to realise profitable opportunities within a tightly controlled risk framework. Prudential Capital generates revenue by providing bridging finance, managing investments and operating a securities lending and cash management business for the Prudential Group and its clients.

        Markets have remained difficult and volatile in 2012, and as a result the business remains focused on liquidity across the Prudential Group, management of the existing asset portfolio and conservative levels of new investment. Prudential Capital has continued to invest in developing its capabilities, by seeking to maintain the dynamism and flexibility necessary to ensure that the treasury and wholesale services remain robust in a period of increased regulatory change, and to identify and realise opportunities for profit within acceptable risk parameters. Prudential Capital is committed to working closely with other business units across the Prudential Group to exploit opportunities and increase value creation for Prudential as a whole.

        Prudential Capital has a diversified earnings base derived from its portfolio of secured loans, debt investments and the provision of wholesale markets services.

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

(Audited)

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

  c.
  supervisory intervention is avoided.

        The two measures used are the EU Insurance Groups Directive (IGD) capital requirements and internal economic capital requirements. In addition, capital requirements are monitored on both local statutory and future Solvency II regulatory bases.

        Prudential's risk appetite framework forms an integral part of its annual business planning cycle. The Group Risk Committee is responsible for reviewing the risks inherent in the Group's business plan and for providing the Board with input on the risk/reward trade offs implicit therein. This review is supported by the Group Risk function, which uses submissions by business units to calculate the Group's aggregated position (allowing for diversification effects between business units) relative to the limits contained within the risk appetite statements.

Risk exposures

(Audited)

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

	Liquidity risk	The risk of the Group being unable to generate sufficient cash resources or to meet financial obligations as they fall due in business as usual and stress scenarios.

Non-financial risks	Operational risk	The risk of loss arising from inadequate or failed internal processes, or from personnel and systems, or from external events other than those covered by business environment risk.
	Business environment risk	Exposure to forces in the external environment that could significantly change the fundamentals that drive the business's overall strategy.
	Strategic risk	Ineffective, inefficient or inadequate senior management processes for the development and implementation of business strategy in relation to the business environment and the Group's capabilities.

 Financial risks

a Market risk

(i) Equity risk

(Audited)

        In the UK business, most of Prudential's equity exposure is incurred in the with-profits fund, which includes a large inherited estate estimated at £7.0 billion as at 31 December 2012 (31 December 2011: £6.1 billion). This can absorb market fluctuations and protect the fund's solvency. The inherited estate itself is partially protected against falls in equity markets through an active hedging policy.

        In Asia Prudential's shareholder exposure to equities relates to revenue from unit-linked products and, from a capital perspective, to the effect of falling equity markets on the with-profits businesses.

        In the US, where we are a leading provider of variable annuities, there are risks associated with the guarantees embedded in our products. We provide guaranteed minimum death benefits (GMDB) on substantially all policies in this class, guaranteed minimum withdrawal benefits (GMWB) on a significant proportion of the book, and guaranteed minimum income benefits (GMIB) on only 3 per cent. To protect the shareholders against the volatility introduced by these embedded options, we use both a comprehensive hedging programme and reinsurance. The GMIB is no longer offered, with existing coverage being reinsured.

        The Jackson IFRS shareholders' equity and US statutory capital are sensitive to the effects of policyholder behaviour on the valuation of GMWB guarantees, but to manageable levels.

        In our variable annuity sales activities, we focus on meeting the needs of conservative and risk averse customers who are seeking reliable income in retirement, and who display little tendency to arbitrage their guarantees. These customers generally select conservative investment options. We are able to meet the needs of these customers because of the strength of our operational platform.

        It is our philosophy not to compete on price; rather, we seek to sell at a price sufficient to fund the cost we incur to hedge or reinsure our risks and to achieve an acceptable return for our shareholders.

        We use a macro approach to hedging that covers the risks inherent across the US business. Within this macro approach we make use of the natural offsets that exist between the variable annuity guarantees and the fixed index annuity book, and then use a combination of over-the-counter (OTC) options and exchange traded derivatives to hedge the remaining risk, considering significant market shocks and limiting the amount of capital we are putting at risk. Internal positions are generally netted before any external hedge positions are considered. The hedging programme also covers the fees on variable annuity guarantees.

        Jackson hedges the economics of its products rather than the accounting result. This focus means that we accept a degree of variability in our accounting results in order to ensure we achieve the appropriate economic result. Accordingly, while Jackson's hedges are effective on an economic basis, due to different accounting treatment for the hedges and some of the underlying hedged items on an IFRS basis, the reported income effect is more variable.

(ii) Interest rate risk

(Audited)

        Interest rate risk arises from Prudential's investments in long-term debt and fixed income securities, and also exists in policies that carry investment guarantees on early surrender or at maturity, where claim values can become higher than the value of backing assets as a result of rises or falls in interest rates.

        In Asia, the exposure to interest rate risk arises from the guarantees of some non-unit-linked investment products. This exposure arises because it may not be possible to hold assets which will provide cash flows to match exactly those relating to policyholder liabilities. This results in a mismatch due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated.

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

        In the UK, the investment policy for the shareholder-backed annuity business is to match the annuity payments with the cash flows from investments. As a result, assets and liabilities are closely matched by duration. The impact on profit of any residual cash flow mismatching can be adversely affected by changes in interest rates; therefore the mismatching position is regularly monitored. The guarantees of the with-profit business give rise to some interest rate discounting risk as falling rates may result in an increase in the cost of guarantees. Except for severe stress scenarios where shareholders' support may be required, this risk is borne by the with-profits fund.

(iii) Foreign exchange risk

(Audited)

        Prudential principally operates in the UK, the US and in Asia. The geographical diversity of its businesses means that Prudential is inevitably subject to the risk of exchange rate fluctuations. Prudential's international operations in the US and Asia, which represent a significant proportion of its operating profit and shareholders' funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in Prudential's consolidated financial statements when results are expressed in pounds sterling.

        The Group retains revenues locally to support the growth of the Group's business and capital is held in the local currency of the business to meet local regulatory and market requirements, accepting the balance sheet translation risks this can produce. However, in cases where a surplus arising in an overseas operation supports Group capital or shareholders' interest (ie remittances), this exposure is hedged if it is economically optimal to do so. The Group does not have appetite for significant shareholder exposures to foreign exchange risks in currencies outside the local territory. Currency borrowings, swaps and other derivatives are used to manage exposures.

b Credit risk

(Audited)

        In addition to business unit and Group-wide operational limits on credit risk, Prudential monitors closely its counterparty exposures at Group level, highlighting those that are large or of concern. Where appropriate, Prudential will reduce its exposure, purchase credit protection or make use of collateral arrangements to control its levels of credit risk.

        The Group's balance sheet held the following total investments at 31 December 2012.

	2012				2011
	Participating funds	Unit-linked and variable annuities	Shareholder- backed	Total Group	Total Group

	£bn	£bn	£bn	£bn	£bn
Debt securities	62.0	9.5	68.6	140.1	124.5
Equity	25.1	73.9	1.0	100.0	87.3
Property investments	8.7	0.6	1.6	10.9	10.8
Mortgage loans	1.3	—	4.8	6.1	5.7
Other loans	1.4	—	4.3	5.7	4.0
Deposits	9.5	1.4	1.8	12.7	10.7
Other investments	4.7	—	3.2	7.9	7.6

Total	112.7	85.4	85.3	283.4	250.6

        The table below presents the balances of investments related to shareholder-backed operations at 31 December 2012.

	2012	2011

	£bn	£bn
Shareholder-backed investments:
Asia life	8.7	7.1
UK life	31.3	28.5
US life	42.0	34.0
Other	3.3	3.8

Total	85.3	73.4

        Shareholders are not directly exposed to value movements on assets backing participating or unit-linked operations, with sensitivity mainly related to shareholder-backed operations.

(i)    Debt portfolio

(Audited)

        The investments held by the shareholder-backed operations are predominantly debt securities, of which 95 per cent are rated, either externally or internally, as investment grade (31 December 2011: 95 per cent).

        The Group's total debt securities portfolio on an IFRS basis comprised the following at 31 December 2012:

	2012				2011
	Participating funds	Unit-linked and variable annuities*	Shareholder- backed	Total Group	Total Group

	£bn	£bn	£bn	£bn	£bn
Insurance operations:
UK	50.5	6.3	27.1	83.9	78.0
Jackson National Life	—	—	33.0	33.0	27.0
Asia long-term business	11.5	3.2	6.7	21.4	17.7
Other operations	—	—	1.8	1.8	1.8

Total	62.0	9.5	68.6	140.1	124.5

*
Jackson's variable annuity separate account assets comprise equity securities and portfolio holdings in unit trusts (including mutual funds), the majority of which are equity based.

UK

        The UK's debt portfolio on an IFRS basis is £83.9 billion as at 31 December 2012, including £50.5 billion within the UK with-profits fund. Shareholders' risk exposure to the with-profits fund is limited as the solvency is protected by the large inherited estate. Outside the with-profits fund there is £6.3 billion in unit-linked funds where the shareholders' risk is limited, with the remaining £27.1 billion backing the shareholders' annuity business and other non-linked business (of which 75 per cent is rated AAA to A-, 23 per cent BBB and 2 per cent non-investment grade). The UK shareholder-backed portfolio did not experience any default losses in 2012.

US

        At 31 December 2012 Jackson's fixed income debt securities portfolio consisted of:

Summary	2012	2011

	£bn	£bn
Corporate and government security and commercial loans:
Government	4,126	2,163
Publicly traded and SEC Rule 144A securitiesnote	19,699	16,281
Non-SEC Rule 144A securities	3,542	3,198

Total	27,367	21,642
Residential mortgage-backed securities	2,400	2,591
Commercial mortgage-backed securities	2,639	2,169
Other debt securities	587	620

Total US debt securities	32,993	27,022

Note

  A 1990 SEC rule that facilitates the resale of privately placed securities that are without SEC registration to qualified institutional investors. The rule was designed to develop a more liquid and efficient institutional resale market for unregistered securities.

        Of the £23.2 billion of corporate debt, 95 per cent is investment grade. Concentration risk within the corporate debt portfolio is low, with the top ten holdings accounting for approximately 8 per cent of the portfolio. Our largest sector exposures in the investment grade corporate debt portfolio are Energy and Utilities at 15 per cent and 13 per cent, respectively. We actively manage the portfolio and will sell exposures as events dictate.

        Within the RMBS portfolio of £2.4 billion, the portion guaranteed by the US government sponsored agencies is 57 per cent. The CMBS portfolio of £2.6 billion is performing strongly, with 40 per cent of the portfolio rated AAA and less than 2 per cent rated below investment grade. The entire portfolio has an average credit enhancement level of 31 per cent. This level provides significant protection, since it means the underlying collateral has to incur a 31 per cent loss, net of recoveries, before our holding is at risk.

        Jackson's debt securities experienced total credit-related losses in 2012 of £47 million (2011: £52 million). This includes a loss net of recoveries of £10 million (2011: gains of £10 million) on credit-related sales of impaired bonds. IFRS write-downs on debt securities were £37 million (2011: £62 million). Of this amount of write-downs, £8 million (2011: £21 million) was in respect to RMBS securities. In addition to the amounts for debt securities, there were £5 million (2011: £28 million) of write-downs on Jackson's commercial mortgage loan portfolio. In 2012 and 2011, Jackson did not experience any defaults on its debt securities.

        The impairment process reflects a review of every bond and security in our portfolio. Our accounting policy requires us to book full mark to market losses on impaired securities through our balance sheet. However, we would expect only a proportion of these losses eventually to turn into defaults, and some of the impaired securities to recover in price over time.

Unrealised gains and losses on debt securities in the US

        Jackson's net unrealised gains from debt securities were £2,807 million at 31 December 2012, compared to £2,057 million at 31 December 2011. The gross unrealised loss position was £178 million at 31 December 2012 (31 December 2011: £246 million). Gross unrealised losses on securities priced at less than 80 per cent of face value totalled £53 million at 31 December 2012 compared to £158 million at 31 December 2011.

Asia

        Asia's debt portfolio totalled £21.4 billion at 31 December 2012. Of this, approximately 69 per cent was in unit-linked and with-profits funds with minimal shareholders' risk. The remaining 31 per cent is shareholder exposure and is invested predominantly (65 per cent) in investment grade bonds. The Asian portfolio has performed very well, and did not experience any default losses in 2012.

Asset management

        The debt portfolio of the Group's asset management operations of £1.8 billion as at 31 December 2012 is principally related to Prudential Capital operations. Of this amount £1.5 billion were rated AAA to A- by S&P or Aaa by Moody's.

(ii)   Group sovereign debt exposure

(Audited)

        Sovereign debt represented 15 per cent or £10.4 billion of the debt portfolio backing shareholder business (excluding unit-linked business) at 31 December 2012 (2011: 16 per cent and £9.2 billion respectively). 38 per cent of this was rated AAA and 92 per cent investment grade (2011: 43 per cent and 94 per cent respectively). Of the Group's holdings in Continental Europe of £564 million, 79 per cent was AAA rated (2011: £690 million and 87 per cent respectively). Shareholder exposure to the Eurozone sovereigns of Portugal, Italy, Ireland, Greece and Spain (PIIGS) is £52 million

(2011: £44 million). The Group does not have any sovereign debt exposure to Greece, Portugal or Ireland.

        The exposure of the Group's shareholder and with-profits funds to sovereign debt (including credit default swaps that are referenced to sovereign debt) at 31 December 2012 is as follows.

	Shareholder sovereign debt	With-profits sovereign debt

	£m	£m
Continental Europe

Italy	43	52
Spain	1	33

	44	85
Germany	598	602
Other Europe (principally Isle of Man and Belgium)	48	62

	690	749
United Kingdom	3,254	2,801
United States	2,448	2,615
Other, predominantly Asia	2,850	332

Total	9,242	6,497

(iii)   Exposure to bank debt securities

(Audited)

        Prudential expects that any second order sovereign credit exposures would most likely be concentrated in the banking sector. The Group's bank exposure is a function of its core investment business, as well as of the hedging and other activity undertaken to manage its various financial risks. Prudential relies on public information and credit research sources to identify banks with large concentrations of indirect exposure.

        Prudential has a range of controls and processes to manage credit exposure. In addition to the control frameworks that cover shareholder and policyholder credit risk within each business unit, the Group Credit Risk Committee oversees shareholder credit risk across the Group. The Committee receives comprehensive management information, including details of counterparty and invested credit exposure (including structured credit and loans), secured and unsecured cash balances, top 30 credit exposures, and an analysis of shareholder exposure by industry/country and rating. The business units and the Group Risk function also continually monitor the portfolio for emerging credit risks through various tools and processes.

        Prudential actively mitigates the level of Group-wide credit risk (invested credit and counterparty) through a comprehensive system of hard limits, collateralisation agreements and centrally managed 'watch lists'.

        Of the £68.6 billion of debt securities backing shareholder business, excluding holdings attributable to external holders of consolidated unit trusts, 3 per cent or £2.2 billion was in Tier 1 and Tier 2 hybrid bank debt. A further £3.2 billion was in the form of senior debt.

        In terms of shareholder exposures to the bank debt of PIIGS, Prudential held £260 million at 31 December 2012 (31 December 2011: £328 million). This comprised £130 million of covered bonds, £93 million senior debt, £3 million Tier 1 debt and £34 million Tier 2 debt. There was no direct exposure to Greek banks.

        The Group held the following direct exposures to banks' debt securities of shareholder-backed business at 31 December 2012.

	Bank debt securities—shareholder-backed business
	Senior debt			Subordinated debt
	Covered	Senior	Total senior debt	Tier 2	Tier 1	Total subordinated debt	31 Dec 2011 Total

	£m	£m	£m	£m	£m	£m	£m

Portugal	—	24	24	—	—	—	24
Ireland	—	13	13	—	—	—	13
Italy	—	11	11	56	14	70	81
Greece	—	—	—	—	—	—	—
Spain	107	11	118	90	2	92	210

	107	59	166	146	16	162	328
Austria	—	—	—	9	—	9	9
Belgium	—	—	—	—	—	—	—
France	2	34	36	78	35	113	149
Germany	—	28	28	1	—	1	29
Luxembourg	—	—	—	—	—	—	—
Netherlands	—	7	7	81	64	145	152
United Kingdom	228	145	373	615	95	710	1,083

Total Europe	337	273	610	930	210	1,140	1,750

United States	—	1,362	1,362	352	2	354	1,716
Other, predominantly Asia	—	246	246	562	33	595	841

Total	337	1,881	2,218	1,844	245	2,089	4,307

        In addition to the exposures held by the shareholder-backed business, the Group held the following banks' securities at 31 December 2012 within its with-profits funds.

	Bank debt securities—participating funds
	Senior debt			Subordinated debt
	Covered	Senior	Total senior debt	Tier 2	Tier 1	Total subordinated debt	31 Dec 2011 Total

	£m	£m	£m	£m	£m	£m	£m

Portugal	—	7	7	—	—	—	7
Ireland	—	—	—	—	—	—	—
Italy	—	45	45	49	2	51	96
Greece	5	—	5	—	—	—	5
Spain	137	—	137	1	—	1	138

	142	52	194	50	2	52	246
Austria	—	—	—	—	—	—	—
Belgium	—	—	—	—	—	—	—
France	—	80	80	47	17	64	144
Germany	—	7	7	—	—	—	7
Luxembourg	—	7	7	—	—	—	7
Netherlands	—	80	80	14	28	42	122
United Kingdom	319	385	704	772	74	846	1,550

Total Europe	461	611	1,072	883	121	1,004	2,076

United States	—	1,378	1,378	396	278	674	2,052
Other, predominantly Asia	1	384	385	341	20	361	746

Total	462	2,373	2,835	1,620	419	2,039	4,874

(iv)  Other possible impacts of a Eurozone crisis

(Audited)

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

(v)   Loans

(Audited)

        Of the total Group loans of £11.8 billion at 31 December 2012, the following are held by shareholder-backed operations.

	2012 £bn			2011 £bn
	Mortgage loans	Other loans	Total	Mortgage loans	Other loans	Total

Asia insurance operations(i)	—	0.4	0.4	—	0.4	0.4
US insurance operations(ii)	3.5	2.7	6.2	3.6	0.6	4.2
UK insurance operations(iii)	1.3	—	1.3	1.1	—	1.1
Asset management operations(iv)	—	1.2	1.2	—	1.3	1.3

Total loans held by shareholder-backed operations	4.8	4.3	9.1	4.7	2.3	7.0

Notes

(i)
The majority of Asia insurance operations loans are commercial loans held by the Malaysian operation that are rated investment grade by two local rating agencies.

(ii)
The US insurance operations held £6.2 billion of loans, comprising £3.5 billion of commercial mortgage loans and £2.7 billion of policy loans. Approximately £1.8 billion of the policy loans are held as collateral related to the three reinsurance treaties with Swiss Re, which are offset by a funds withheld liability. These loans are carried at fair value. All other loans are accounted for at amortised cost, less any impairment. All commercial mortgage loans held by US insurance operations are collateralised by properties. The US commercial mortgage loan portfolio does not include any single-family residential mortgage loans and therefore is not exposed to the risk of defaults associated with residential sub-prime mortgage loans. Jackson incurred write downs of £5 million on its commercial mortgage book (2011: write downs of £28 million).

(iii)
The majority of mortgage loans held by UK insurance operations are mortgage loans collateralised by properties.

(iv)
Relates to bridging loan finance managed by Prudential Capital.

(vi)  Counterparty Credit Risk

(Audited)

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

        The Group's exposure to derivative counterparty and reinsurance counterparty credit risk is subject to the same framework of Group-wide operational limits and monitoring as its invested credit risk. Where appropriate, Prudential will reduce its exposure, purchase credit protection or make use of additional collateral arrangements to control its levels of counterparty credit risk.

c Insurance risk

(Audited)

        The processes of determining the price of Prudential's products and reporting the results of its long-term business operations require Prudential to make a number of assumptions. In common with other industry players, the profitability of Prudential's businesses depends on a mix of factors including mortality and morbidity levels and trends, persistency, investment performance, unit cost of administration and new business acquisition expenses.

        Prudential continues to conduct research into longevity risk using data from its substantial annuity portfolio. The assumptions that Prudential makes about future expected levels of mortality are particularly relevant in its UK annuity business. The attractiveness of transferring longevity risk (via reinsurance and other external solutions) is regularly evaluated. These are used as risk management tools where it is appropriate and attractive to do so.

        Prudential's morbidity risk is mitigated by appropriate underwriting and use of reinsurance and the morbidity assumptions reflect recent experience and expectation of future trends for each relevant line of business.

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

d Liquidity risk

(Audited)

        The parent company has significant internal sources of liquidity which are sufficient to meet all of its expected requirements for the foreseeable future without having to make use of external funding. In aggregate the Group has £2.1 billion of undrawn committed facilities, expiring between 2013 and 2017. In addition, the Group has access to liquidity via the debt capital markets. Prudential also has in place an unlimited commercial paper programme and has maintained a consistent presence as an issuer in this market for the last decade. Liquidity uses and sources have been assessed at the Group and at a business unit level under base case and stressed assumptions. The liquidity resources available and the subsequent Liquidity Coverage Ratio are regularly monitored and have been assessed to be sufficient under both sets of assumptions.

Non-financial risk

(Unaudited)

        Prudential is exposed to operational, business environment and strategic risk in the course of running its businesses.

        Prudential is exposed to operational risk through the course of running its business. It is dependent on the successful processing of a large and complex number of transactions, utilising various IT applications and platforms, across numerous and diverse products. It also operates under the ever evolving requirements set out by different regulatory and legal regimes (including tax), as well as utilising a significant number of third parties to distribute products and to support business operations.

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

        Prudential has an operational risk management framework in place that facilitates both the qualitative and quantitative analysis of operational risk exposures. The output of this framework, in particular management information on key operational risk and control assessments, scenario analysis, internal incidents and external incidents, is reported by the business units and presented to the Group Operational Risk Committee. This information also supports business decision-making and lessons-learned activities; the ongoing improvement of the control environment; and determination of the adequacy of Prudential's corporate insurance programme.

        With regard to business environment risk, including the impacts of regulatory developments, the Group has a wide-ranging programme of active and constructive engagement with governments, policymakers and regulators in its key markets and with relevant international institutions. Such engagement is undertaken both directly and indirectly via trade associations. The Group has procedures in place to monitor and track political and regulatory developments and assess their potential impact on the Group. Where appropriate, the Group provides submissions and technical input to officials and others, either via submissions to formal consultations or through interactions with officials.

        With regard to strategic risk, both business units and the Group Head Office are required to adopt a forward-looking approach to risk management by performing risk assessments as part of the annual strategic planning process. This supports the identification of potential threats and the initiatives needed to address them, as well as competitive opportunities. The impact on the underlying businesses and/or Group-wide risk profile is also considered to ensure that strategic initiatives are within risk appetite.

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

Capital management

Regulatory capital (IGD)

(Audited)

        Prudential is subject to the capital adequacy requirements of the European Union Insurance Groups Directive (IGD) as implemented by the Financial Services Authority (FSA) in the UK. The IGD capital adequacy requirements involve aggregating surplus capital calculated on a FSA consistent basis for regulated subsidiaries, from which Group borrowings, except those subordinated debt issues that qualify as capital, are deducted. No credit for the benefit of diversification is permitted under this approach.

        Prudential's capital position remains strong. Prudential has continued to place emphasis on maintaining the Group's financial strength through optimising the balance between writing profitable new business, conserving capital and generating cash. Prudential estimates that its IGD capital surplus is £5.1 billion at 31 December 2012 (before taking into account the 2012 final dividend), with available capital covering its capital requirements 3.0 times. This compares to a capital surplus of £4.0 billion at the end of 2011 (before taking into account the 2011 final dividend).

        The movements in 2012 mainly comprise:

  •
  Net capital generation mainly through operating earnings (in-force releases less investment in new business, net of tax) of £2.5 billion;

        Offset by:

  •
  Negative impact arising from market movements estimated at £0.2 billion;

  •
  Final 2011 dividend of £0.5 billion and interim 2012 dividend of £0.2 billion;

  •
  External financing costs and other central costs, net of tax, of £0.4 billion; and

  •
  Negative impact arising from foreign exchange movements of £0.1 billion.

        IGD surplus represents the accumulation of surpluses across all of our operations based on local regulatory minimum capital requirements with some adjustments, pursuant to the requirements of Solvency I. The calculation does not fully adjust capital requirements for risk nor does it capture the true economic value of assets. Global regulatory developments, such as Solvency II and ComFrame, aim to ensure that the calculation of regulatory surplus continues to evolve over time into a more meaningful economic measure.

        There is broad agreement that ultimately it would be beneficial to replace the IGD regime with a regime that would be more risk based. Solvency II was supposed to provide such a framework but we now know that it will not be implemented before 31 December 2015. The structure of the Group and the approach we have taken to managing our risks, with a sizeable credit reserve in the UK annuity book, a strong inherited estate in UK with profits and the relatively low risk nature of our asset management and Asian operations, together with a high level of IGD surplus means we have positioned ourselves well for future regulatory developments and stresses to our business.

(Unaudited)

        In March 2013, we have agreed with the FSA to amend the calculation of the contribution Jackson makes to the Group's IGD surplus. Until now, the contribution of Jackson to the reported IGD was based on an intervention level set at 75 per cent of US Risk Based Capital Company Action Level (CAL). Going forward, the contribution of Jackson to IGD surplus will equal the surplus in excess of 250 per cent of CAL. This is more in line with the level at which we currently report free surplus, which we have set at 235 per cent of CAL. In the absence of an agreed Solvency II approach, we believe that this change makes the IGD surplus a more meaningful measure and one that is more closely aligned with economic reality. The revised IGD surplus calculation has no impact on the way that the US business is managed or regulated locally.

(Unaudited)

        On this revised basis, the IGD surplus at 28 February 2013 is estimated at £4.4 billion(10) (equivalent to a capital cover of 2.5 times) which includes the £0.4 billion of subordinated debt raised in January 2013 and is after deducting £1.3 billion in respect of the Jackson change from 75 per cent to 250 per cent of CAL.

        Prudential continues to have further options available to manage available and required capital. These could take the form of increasing available capital (for example, through financial reinsurance) or reducing required capital (for example, through the mix and level of new business) and the use of other risk mitigation measures such as hedging and reinsurance. A number of such options were utilised through the last financial crisis in 2008 and 2009 to enhance the Group's IGD surplus. One such arrangement allowed the Group to recognise a proportion of the shareholder's interest in future transfers from the UK's with-profits business and this remained in place, contributing £0.36 billion to the IGD at 31 December 2012. We will phase this out in two equal steps, reducing the credit taken to £0.18 billion from January 2013 and we expect to take zero credit from January 2014.

        In addition to its strong capital position, on a statutory (Pillar 1) basis, the total credit reserve for the UK shareholder annuity funds also protects its capital position in excess of the IGD surplus. This

(10)
The estimated position at 28 February 2013 allows for economic conditions and surplus generation since 31 December 2012 and is stated before the final dividend and the effect of the Thanachart acquisition and after allowing for a reduction in Jackson's contribution to IGD surplus of £1.3 billion.

credit reserve as at 31 December 2012 was £2.1 billion. This credit risk allowance represents 40 per cent of the bond portfolio spread over swap rates, compared to 33 per cent as at 31 December 2011.

Stress testing

(Unaudited)

        As at 31 December 2012, stress testing of our IGD capital position to various events has the following results:

  •
  An instantaneous 20 per cent fall in equity markets from 31 December 2012 levels would reduce the IGD surplus by £450 million;

  •
  A 40 per cent fall in equity markets (comprising an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four-week period) would reduce the IGD surplus by £950 million;

  •
  A 100 basis points reduction (subject to a floor of zero) in interest rates would reduce the IGD surplus by £850 million*; and

  •
  Credit defaults of ten times the expected level would reduce IGD surplus by £700 million.

*
The impact of the 100 basis points reduction in interest rates is exacerbated by the current regulatory permitted practice used by Jackson, which values all interest rate swaps at book value rather than fair value for regulatory purposes. At 31 December 2012, removing the permitted practice would have increased reported IGD surplus by £0.3 billion. As at 31 December 2012, it is estimated that a 100 basis point reduction in interest rates (subject to a floor of zero) would have resulted in an IGD surplus of £4.9 billion, excluding the permitted practice. The effect of the revised calculation of Jackson's contribution to IGD surplus as at 31 December 2012 would have been to increase the sensitivity to equity market falls by approximately £50 million.

        Prudential believes that the results of these stress tests, together with the Group's strong underlying earnings capacity, its established hedging programmes and its additional areas of financial flexibility, demonstrate that it is in a position to withstand significant deterioration in market conditions.

        Prudential also uses an economic capital assessment to monitor its capital requirements across the Group, allowing for realistic diversification benefits and continues to maintain a strong position. This assessment provides valuable insights into its risk profile.

Solvency II and other global regulatory developments

(Unaudited)

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

        Specifically, Pillar 1 covers the quantitative requirements around own funds, valuation rules for assets and liabilities and capital requirements. Pillar 2 provides the qualitative requirements for risk management, governance and controls, including the requirement for insurers to submit an Own Risk and Solvency Assessment which will be used by the regulator as part of the supervisory review process. Pillar 3 deals with the enhanced requirements for supervisory reporting and public disclosure.

        A key aspect of Solvency II is that the assessment of risks and capital requirements are intended to be aligned more closely with economic capital methodologies and may allow Prudential to make use of internal economic capital models if approved by the relevant supervisory authority.

        Representatives from the European Parliament, the European Commission and the Council of the European Union are currently discussing the Omnibus II Directive which, once approved, will amend certain aspects of the original Solvency II Directive. In addition the European Commission is continuing to develop, in consultation with stakeholders including industry, the detailed rules that will complement the high-level principles of the Directive, referred to as 'implementing measures'. The Omnibus II Directive is not currently scheduled to be finalised until late 2013, while the implementing measures cannot be finalised until after Omnibus II.

        There is a significant uncertainty regarding the final outcome from this process. In particular, the Solvency II rules relating to the determination of the liability discount rate and to the treatment of US business remain unclear and Prudential's capital position is sensitive to these outcomes. With reference to the liability discount rate, solutions to remove artificial volatility from the balance sheet have been suggested by policymakers as the regulations continue to evolve. These solutions, along with transitional arrangements for the treatment of the US business, are continuing to be considered by policymakers as part of the process to reach agreement on the Omnibus II Directive. There is a risk that the effect of the measures finally adopted could be adverse for Prudential, including potentially that a significant increase in capital may be required to support its business and that Prudential may be placed at a competitive disadvantage to other European and non-European financial services groups. Prudential is actively participating in shaping the outcome through our involvement in industry bodies and trade associations, including the Chief Risk Officer and Chief Financial Officer Forums, together with the Association of British Insurers and Insurance Europe (formerly known as the Comité Européen des Assurances).

        The delays in finalising the Omnibus II Directive and implementing measures are expected to result in a deferral of the Solvency II implementation date for firms beyond the previously anticipated date of 1 January 2014. At this stage, it remains unclear exactly when Solvency II will come into force, although a deferral until 1 January 2016 or beyond appears likely.

        Having assessed the requirements of Solvency II, an implementation programme was initiated with dedicated teams to manage the required work across the Group. The activity of the local Solvency II teams is being coordinated centrally to achieve consistency in the understanding and application of the requirements. Prudential is continuing its preparations to adopt the regime when it eventually comes into force and is undertaking in parallel an evaluation of the possible actions to mitigate its effects. Prudential regularly reviews its range of options to maximise the strategic flexibility of the Group. This includes consideration of optimising the Group's domicile as a possible response to an adverse outcome on Solvency II.

        Over the coming months Prudential will remain in regular contact with the FSA as it continues to engage in the 'pre-application' stage of the approval process for the internal model. In addition, Prudential also expects to engage in the initial stage of the FSA's proposed 'Individual Capital Adequacy Standards Plus (ICAS+)' regime, which will ultimately enable its UK insurance entities to leverage the developments made in relation to the Solvency II internal model for the purpose of meeting existing ICAS regime.

        Currently there are also a number of other prospective global regulatory developments which could impact the way in which Prudential is supervised in its many jurisdictions. These include the Dodd-Frank Act in the US, the work of the Financial Stability Board (FSB) on Globally Systemically Important Financial Institutions (G-SIFIs) and the Common Framework for the Supervision of Internationally Active Insurance Groups (ComFrame) being developed by the International Association of Insurance Supervisors (IAIS).

        The Dodd-Frank Act represents a comprehensive overhaul of the financial services industry within the United States that, among other reforms to financial services entities, products and markets, may subject financial institutions designated as systemically important to heightened prudential and other requirements intended to prevent or mitigate the impact of future disruptions in the US financial system, The full impact of the Dodd-Frank Act on Prudential's businesses is not currently clear, however, as many of its provisions have a delayed effectiveness and/or require rulemaking or other actions by various US regulators over the coming years.

        As part of a global initiative to identify G-SIFIs, in May 2012, the IAIS published proposed assessment methodology for designating Globally Systemically Important Insurers (G-SIIs). For those groups that are designated by the FSB as G-SII then additional policy measures including enhanced supervision, introduction of recovery and resolution plans and higher loss absorbency requirements could be proposed. Further detail of the proposals is expected during 2013 and implementation is likely to be over a period of years. Furthermore, the FSA is considering the designation of Domestically Systemically Important Insurer (DSII) for those UK insurers that are significant in UK terms. It is not yet clear what the impact of this designation may be.

        ComFrame is also being developed by the IAIS to provide common global requirements for supervision of insurance groups. The framework is designed to develop common principles for supervision and so may increase the focus of regulators in some jurisdictions. It is also possible that some prescriptive requirements, including group capital, could be proposed. Further clarity on ComFrame is expected during the second half of 2013.

Capital allocation

(Unaudited)

        Prudential's approach to capital allocation is to attain a balance between risk and return, investing in those businesses that create shareholder value. In order to efficiently allocate capital, Prudential measures the use of, and the return on, capital.

        Prudential uses a variety of metrics for measuring capital performance and profitability, including traditional accounting metrics and economic returns. Capital allocation decisions are supported by this quantitative analysis, as well as strategic considerations.

        The economic framework measures risk adjusted returns on economic capital, a methodology that ensures meaningful comparison across the Group. Capital utilisation, return on capital and new business value creation are measured at the product level as part of the business planning process.

Risk mitigation and hedging

(Unaudited)

        Prudential manages its actual risk profile against its tolerance of risk. To do this, Prudential maintains risk registers that include details of the risks Prudential has identified and of the controls and mitigating actions it employs in managing them. Any mitigation strategies involving large transactions such as a material derivative transaction involving shareholder business are subject to review at Group level before implementation.

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

        Material risks will only be retained where this is consistent with Prudential's risk appetite framework and its philosophy towards risk-taking. The Group's current approach is to retain such risks where doing so contributes to value creation and the Group is able to withstand the impact of an adverse outcome, and has the necessary capabilities, expertise, processes and controls to appropriately manage the risk.

        In keeping with this philosophy, the Group has five objectives for risk and capital management which are as follows:

  •
  Framework—to design, implement and maintain a capital management and risk oversight framework, which is consistent with the Group's risk appetite and philosophy towards risk taking;

  •
  Monitoring—to establish a 'no surprises' risk management culture by identifying the risk landscape, assessing and monitoring risk exposures and understanding change drivers;

  •
  Control—to implement suitable risk mitigation strategies and remedial actions where exposures are deemed inappropriate, and to manage the response to potentially extreme events;

  •
  Communication—to effectively communicate the Group risk, capital and profitability position to both internal and external stakeholders; and

  •
  Culture—to foster a risk management culture, providing quality assurance and facilitating the sharing of best practice.

        Prudential's risk governance framework requires that all of the Group's businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group. The framework is based on the concept of 'three lines of defence' comprising risk taking and management, risk control and oversight and independent assurance.

Board
Board
Nomination Committee
Remuneration Committee
Group Risk Committee
Group Audit Committee
1st Line of Defence
2nd Line of Defence
3rd Line of Defence
Executives
Group CEO
GEC
BSCMC
CFO
GERC
Group CRO
Management
TAC
GCRC
GORC
GCC
STOC
Group Security
Group Compliance
Group Risk
Group-wide Internal Audit
KEY:
Board-level Committees
Executive personnel
Exec / Management Committees
GHO Functions
Direct Reporting Line
Regular Communication and Escalation
GEC: Group Executive Committee
BSCMC: Balance Sheet & Capital Management Committee
GERC: Group Executive Risk Committee
TAC: Technical Actuarial Committee
GCRC: Group Credit Risk Committee
GORC: Group Operational Risk Committee
GCC: Group Compliance Committee
STOC: Solvency II Technical Oversight Committee

        The diagram above outlines the Group-level framework.

        Primary responsibility for strategy, performance management and risk control lies with the Board, which has established the Risk Committee to assist in providing leadership, direction and oversight in respect of the Group's significant risks, and with the Group Chief Executive and the chief executives of each of the Group's business units.

Risk Management

        Risk taking and the management thereof forms the first line of defence and is facilitated through both the Group Executive Committee ('GEC') and the Balance Sheet and Capital Management Committee ('BSCMC').

        The GEC is comprised of the chief executives of each of the Group's major business units, as well as a number of functional specialists, and supports the Group Chief Executive in the executive management of the Group.

        The BSCMC is comprised of functional specialists and supports the Chief Financial Officer in the management of the Group's balance sheet, as well as providing oversight to the activities of Prudential Capital, which undertakes the treasury function for the Group.

Risk Oversight

        Risk control and oversight constitutes the second line of defence, and is achieved through the operation of a number of Group-level risk committees, chaired by either the Chief Financial Officer or the Group Chief Risk Officer, which monitor and keep risk exposures under regular review . These committees are as follows:

  •
  Group Executive Risk Committee

    The committee meets monthly to oversee the Group's risk exposures, including market, credit, liquidity, insurance and operational risks, and also monitors the Group's capital position.

  •
  Group Credit Risk Committee

    The committee reports directly to the Group Executive Risk Committee and meets monthly to review the Group's investment and counterparty credit risk positions.

  •
  Group Operational Risk Committee

    The committee meets quarterly to oversee the Group's operational risk exposures. The committee reports directly to the Group Executive Risk Committee.

  •
  Solvency II Technical Oversight Committee

    The committee normally meets ten times per year to provide ongoing technical oversight and advice to the Board and executive in respect of their duties with regard to the Group's Internal Model. The committee reports to the Group Executive Risk Committee.

  •
  Technical Actuarial Committee

    The committee reports to the Group Executive Risk Committee and usually meets monthly to set the methodology for valuing Prudential's assets, liabilities and capital requirements under Solvency II and the Group's internal economic capital basis.

  •
  Group Compliance Committee

    The committee reports to the Group Executive Risk Committee and meets every two months to oversee the effectiveness of risk and capital management for all financial and non-financial risks faced by Prudential Group and has responsibility to consider Group-wide regulatory compliance risks and controls.

        The Group-level risk committees are supported by the Group Chief Risk Officer, with functional oversight provided by Group Security, Group Compliance and Group Risk. Group Security is responsible for developing and delivering appropriate security measures with a view to protecting the Group's staff, physical assets and intellectual property. Group Compliance provides verification of compliance with regulatory standards and informs the Board, as well as the Group's management, on key regulatory issues affecting the Group. Group Risk has responsibility for establishing and embedding a capital management and risk oversight framework and culture consistent with Prudential's risk appetite that protects and enhances the Group's embedded and franchise value.

Independent assurance

        The third line of defence comprises the Group wide Internal Audit function, which provides independent and objective assurance to the Board, GEC, Audit and Risk committees on the overall effectiveness of risk management, control and governance processes across the Group.

Reporting

        The Risk Committee is provided with regular reports on the activities of the Risk function and, where it affects the results of the assurances under the Turnbull compliance statement, the Audit Committee also receives appropriate reporting from the same function. Reports to the Risk Committee include information on the activities of the Group Executive Risk Committee, the Group Operational Risk Committee, the Group Credit Risk Committee, the Solvency II Technical Oversight Committee, the Technical Actuarial Committee and the Group Compliance Committee, as well as reports from Group-wide Internal Audit.

        The Group's capital position and overall position against risk limits are reviewed regularly by the Group Executive Risk Committee, the Group Risk Committee and the Board. Key economic capital metrics, as well as risk-adjusted profitability information, are included in the business plans which are reviewed by the Group Executive Risk Committee, the Group Risk Committee and the Board.

        Routine internal reporting by the business units vary according to the nature of the business, with each business unit responsible for ensuring that its risk reporting framework meets both the needs of the respective business unit and the standards set by the Group Risk function. Clear escalation criteria and processes are in place for the timely reporting of risks and incidents by business units to the various Group-level risk committees and, where appropriate, the Board.

        Each business unit reviews the risks inherent in their business operations as part of the annual preparation of their business plan, and subsequently, these opportunities and risks are regularly reviewed against business objectives with Group Risk. The impact of large transactions or divergences from the agreed business plan are also reviewed and reported by Group Risk.

 Investments

General

        The overall financial strength of Prudential and the results, both current and future, of the insurance business are in part dependent upon the quality and performance of the various investment portfolios in the United Kingdom, the United States and Asia.

Prudential's Total Investments

        The following table shows Prudential's insurance and non-insurance investments, net of derivative liabilities, at 31 December 2012. In addition, at 31 December 2012 Prudential had £121.4 billion of external funds under management. Assets held to cover linked liabilities relate to unit-linked and variable annuity products. In this table, investments are valued as set out in note A3 to the consolidated financial statements in Item 18.

	At 31 December 2012
	UK Insurance	US Insurance	Asia Insurance	Total Insurance	Asset Management(a)	Other	Total	Less: assets to cover linked liabilities and external unit holders(b)	Group excluding assets to cover linked liabilities and external unit holders

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Investment properties	10,852	24	4	10,880	—	—	10,880	(1,095)	9,785
Investments accounted for using the equity method	72	—	—	72	41	—	113	—	113
Financial investments:
Loans	3,373	6,235	1,014	10,622	1,199	—	11,821	—	11,821
Equity securities	36,027	49,551	14,310	99,888	70	—	99,958	(61,937)	38,021
Debt securities	83,862	32,993	21,402	138,257	1,846	—	140,103	(22,156)	117,947
Other investments	4,576	2,296	957	7,829	44	27	7,900	(58)	7,842
Deposits	11,131	211	1,227	12,569	84	—	12,653	(1,432)	11,221

Total financial investments	138,969	91,286	38,910	269,165	3,243	27	272,435	(85,583)	186,852

Total investments	149,893	91,310	38,914	280,117	3,284	27	283,428	(86,678)	196,750
Derivative liabilities	(1,007)	(645)	(837)	(2,489)	(150)	(190)	(2,829)	95	(2,734)

Total investments	148,886	90,665	38,077	277,628	3,134	(163)	280,599	(86,583)	194,016

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

        The disclosure below has been provided on the same basis as that included in previous Form 20-F submissions, with analysis focusing on the investments attributable to shareholders and consequently excluding those held to cover linked liabilities or attributable to unit holders of consolidated unit trusts and similar funds.

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

	Year Ended 31 December
	2012		2011		2010
	Average investment return	Amount	Average investment return	Amount	Average investment return	Amount

		£m		£m		£m
Investment properties
Net investment income	5.2%	512	5.6%	557	5.6%	564
Net realised investment (losses) gains	0.8%	81	(1.0)%	(101)	0%	4
Net unrealised investment (losses) gains	(0.6)%	(57)	3.5%	354	5.2%	527

Ending assets		9,785		9,803		10,260

Investments accounted for using the equity method
Net realised investment gains	0.0%	—	0%	—	78.5%	30

Ending assets		113		70		71

Loans
Net investment income	4.6%	500	4.7%	442	5.2%	469
Net realised investment (losses) gains	(0.3)%	(37)	0%	1	(0.3)%	(26)
Net unrealised investment gains	(0.6)%	(62)	0.5%	46	(0.1)%	(10)

Ending assets		11,821		9,714		9,261

Equity securities
Net investment income	2.6%	841	2.8%	995	2.6%	948
Net realised investment gains	7.8%	2,570	4.2%	1,505	4.2%	1,500
Net unrealised investment gains (losses)	(0.3)%	(99)	(11.0)%	(3,959)	6.6%	2,368

Ending assets		38,021		34,261		37,800

Debt securities
Net investment income	4.5%	5,213	4.9%	5,168	5.1%	4,823
Net realised investment gains (losses)	2.9%	3,396	1.9%	2,038	1.5%	1,422
Net unrealised investment gains (losses)	1.0%	1,189	8.5%	2,776	2.3%	2,209

Ending assets		117,947		108,590		101,398

Other investments (including derivative liabilities)
Net investment income	10.9%	514	9.7%	394	0.3%	13
Net realised investment (losses) gains	(7.2)%	(340)	0.6%	23	(11.0)%	(403)
Net unrealised investment (losses) gains	13.1%	620	8.5%	347	8.2%	299

Ending assets, net of derivative liabilities		5,108		4,444		3,693

Deposits
Net investment income	0.9%	90	0.8%	78	0.5%	56

Ending assets		11,221		9,164		9,202

Total
Net investment income	4.1%	7,670	4.4%	7,634	4.2%	6,874
Net realised investment gains (losses)	3.1%	5,670	2.0%	3,466	1.5%	2,526
Net unrealised investment gains (losses)	0.9%	1,591	(0.3)%	(436)	3.3%	5,394

Ending assets, net of derivative liabilities		194,016		176,046		171,685

 Prudential's Insurance Investment Strategy and Objectives

        Prudential's insurance investments support a range of businesses operating in many geographic areas. Each of the operations formulates a strategy based on the nature of its underlying liabilities, its level of capital and its local regulatory requirements.

Internal funds under management

        Prudential manages 77 per cent of its group funds principally through its fund management businesses, M&G in the United Kingdom, PPM America in the United States and Eastspring Investments in Asia. The remaining 23 per cent of the Group's funds mainly relate to assets held to back unit-linked, unit trust and variable annuity liabilities.

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

Investments

        The following table summarises the total investments, net of derivative liabilities, of the UK insurance business at 31 December 2012.

	At 31 December 2012
	SAIF	PAC	Other	Total	Less: assets to cover linked liabilities and external unit holders Less:(a)	Total excluding assets to cover linked liabilities and external unit holders

	£m	£m	£m	£m	£m	£m
Investment properties	500	8,159	2,193	10,852	(1,096)	9,756
Investment accounted for using the equity method	—	—	72	72	—	72
Financial investments:
Loans	116	1,993	1,264	3,373	—	3,373
Equity securities	2,070	19,875	14,082	36,027	(13,077)	22,950
Debt securities	3,864	46,643	33,355	83,862	(7,151)	76,711
Other investments	283	3,958	335	4,576	(11)	4,565
Deposits	910	8,395	1,826	11,131	(822)	10,309

Total financial investments	7,243	80,864	50,862	138,969	(21,061)	117,908

Total investments	7,743	89,023	53,127	149,893	(22,157)	127,736
Derivative liabilities	(36)	(652)	(319)	(1,007)	95	(912)

Total investment, net of derivative liabilities	7,707	88,371	52,808	148,886	(22,062)	126,824

(a)
Please refer to the notes in the total Group investments table.

        The following table shows additional analysis of the investments relating to Prudential's UK insurance business, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, at 31 December 2012. The 'Other' column includes investments relating to solvency capital of unit-linked funds and investments relating to non-life long-term business.

	At 31 December 2012
	With- Profits	PRIL	SAIF	Other	Total	Total

	£m	£m	£m	£m	£m	%
Investment properties	7,873	1,174	500	209	9,756	7.7
Investments accounted for using the equity method	—	—	—	72	72	0.1
Financial investments:
Loans:
Mortgage loans	1,289	150	22	1,108	2,569
Policy loans	9	—	7	—	16
Other loans	696	5	87	—	788

Total loans and receivables	1,994	155	116	1,108	3,373	2.7

Equity securities:
United Kingdom:
Listed	9,363	2	1,066	82	10,513
Unlisted	642	—	3	1	646

Total United Kingdom	10,005	2	1,069	83	11,159	8.8

International:
United States	1,073	—	97	—	1,170
Europe (excluding the United Kingdom)	5,489	—	432	—	5,921
Japan	1,035	—	116	—	1,151
Pacific (excluding Japan)	1,592	—	173	6	1,771
Other	1,594	1	183	—	1,778

Total international	10,783	1	1,001	6	11,791	9.3

Total equity securities	20,788	3	2,070	89	22,950	18.1

Debt securities:
UK government	2,182	2,141	120	604	5,047
US government	966	—	187	—	1,153
Other	42,653	21,597	3,557	2,704	70,511

Total debt securities	45,801	23,738	3,864	3,308	76,711	60.5

Other investments:
Other financial investments	3,004	—	214	—	3,218
Derivative assets	953	324	69	1	1,347

Total other investments	3,957	324	283	1	4,565	3.6

Deposits	8,395	669	910	335	10,309	8.0

Total investments	88,808	26,063	7,743	5,122	127,736	100.7

Derivative liabilities	(619)	(256)	(36)	(1)	(912)	(0.7)

Total investment, net of derivative liabilities	88,189	25,807	7,707	5,121	126,824	100.0

Equity Securities

        Prudential's UK insurance operations, had £22,950 million invested in equities at 31 December 2012 excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds. Most of these equities support Prudential Assurance's with-profits fund and the SAIF fund, both of which are managed using the same general investment strategy.

        The following table shows the geographic spread of this equity portfolio by market value in accordance with the policies described in note A4 to the consolidated financial statements in Item 18.

	At 31 December 2012
	Market Value

	£m	%
United Kingdom	11,159	48.6
United States	1,170	5.1
Europe (excluding United Kingdom)	5,921	25.8
Japan	1,151	5.0
Pacific (excluding Japan)	1,771	7.7
Other	1,778	7.8

Total	22,950	100.0

        The UK equity holdings are well diversified. Prudential held equities in 378 UK companies at 31 December 2012. The ten largest holdings in UK equities at 31 December 2012 amounted to £3,569 million, accounting for 15.5 per cent of the total UK equity holdings of £22,950 million supporting the UK insurance operations. The following table shows the market value of the ten largest holdings in UK equities at 31 December 2012.

	At 31 December 2012
	Market Value	Percentage of Total UK equities

	£m	%
BP	511	2.2
HSBC Holdings	441	1.9
British American Tobacco	431	1.9
Vodafone Group	425	1.9
GlaxoSmithKline	414	1.8
Royal Dutch Shell	353	1.5
Rio Tinto	351	1.5
Diageo	246	1.1
Unilever	203	0.9
Imperial Tobacco	194	0.8

Total	3,569	15.5

        A wide variety of industry sectors are represented in Prudential's equity portfolio. At 31 December 2012, within the £11,159 million in UK equities supporting the UK insurance operations, Prudential had £9,802 million, or 87.8 per cent of the holdings, invested in ten industries. The following table shows the primary industry concentrations based on market value of the portfolio of UK equities relating to the UK insurance business at 31 December 2012.

	At 31 December 2012
	Market Value	Percentage of Total UK equities

	£m	%
Banks	2,053	18.4
Oil & gas producers	1,694	15.2
Pharmaceuticals & biotechnology	1,197	10.7
Mining	1,032	9.2
Mobile telecommunications	726	6.5
Tobacco	662	5.9
Financial services	636	5.7
Travel & leisure	614	5.5
Support services	598	5.4
Media	590	5.3

Total	9,802	87.8

Debt Securities

        At 31 December 2012, of the debt securities held by the UK insurance operations, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, 91.9 per cent were issued by corporations and overseas governments other than the US, 6.6 per cent were issued or guaranteed by the UK government and 1.5 per cent were issued or guaranteed by the US government. These guarantees relate only to payment and, accordingly, do not provide protection against fluctuations in market price that may occur during the term of the fixed income securities.

        The following table shows the market value of the debt securities portfolio by maturity at 31 December 2012, in accordance with the policies described in note A4 to the consolidated financial statements in Item 18.

	At 31 December 2012
	Market Value

	£m	%
Securities maturing:
Within one year	1,112	1.4
Over one year and up to five years	10,226	13.3
Over five years and up to ten years	17,733	23.1
Over ten years and up to fifteen years	11,255	14.7
Over fifteen years	36,385	47.5

Total debt securities	76,711	100.0

        The following table shows debt securities by rating:

	At 31 December 2012
	Market Value

	£m	%
S&P—AAA	8,596	11.2
S&P—AA+ to AA-	8,754	11.4
S&P—A+ to A-	21,002	27.4
S&P—BBB+ to BBB-	16,213	21.1
S&P—Other	2,867	3.7

	57,432	74.8

Moody's—Aaa	7,177	9.4
Moody's—Aa1 to Aa3	1,288	1.7
Moody's—A1 to A3	858	1.1
Moody's—Baa1 to Baa3	1,167	1.5
Moody's—Other	227	0.3

	10,717	14.0

Fitch	501	0.7
Other	8,061	10.5

Total debt securities	76,711	100.0

*
Further information is provided in note D2(c) to the consolidated financial statements in Item 18.

        In the table above, Standard & Poor's (S&P) ratings have been used where available. For securities where S&P ratings are not immediately available, those produced by Moody's and then Fitch have been used as an alternative. Where no external ratings are available, internal ratings produced by the Group's asset management operation, which are prepared on the Company's assessment of a comparable basis to external ratings, are used where possible. Further information is provided in note D2(c) to the consolidated financial statements in Item 18.

Real Estate

        At 31 December 2012, Prudential's UK insurance operations, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, had £9,756 million of investments in real estate. The following table shows the real estate portfolio by type of investment. The real estate investments are shown at market value in accordance with the policies described in note A4 to the consolidated financial statements in Item 18.

	At 31 December 2012
	Market Value

	£m	%
Office buildings	3,530	36.2
Shopping centers/commercial	4,111	42.1
Retail warehouses/industrial	1,500	15.4
Development	465	4.8
Other	150	1.5

Total	9,756	100

        Approximately 44.9 per cent of the UK held real estate investment is located in London and Southeast England with 36.3 per cent located throughout the rest of the UK and the remaining 18.8 per cent located overseas.

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

Investments

        The following table shows total investments, net of derivative liabilities, relating to the US insurance operations at 31 December 2012.

	31 December 2012
	Variable annuity separate account assets	Fixed annuity, GIC and other business	Total

	£m	£m	£m
Investment properties	—	24	24
Financial investments:
Loans	—	6,235	6,235
Equity securities	49,298	253	49,551
Debt securities	—	32,993	32,993
Other investments	—	2,296	2,296
Deposits	—	211	211

Total financial investments	49,298	41,988	91,286

Total investments	49,298	42,012	91,310
Derivative liabilities	—	(645)	(645)

Total investment, net of derivative liabilities	49,298	41,367	90,665

        The following table further analyses the investments, net of derivative liabilities of the US insurance operations, excluding the separate account investments supporting the variable annuity business, at 31 December 2012.

	31 December 2012

	£m	%
Non-institutional
Investment properties	24	0.1
Loans	5,941	14.4
Equity securities	196	0.5
Debt Securities
Corporate securities	21,402	51.6
Government securities	4,113	10.0
Residential mortgage-backed securities	2,271	5.5
Commercial mortgage-backed securities	2,405	5.8
Other debt securities	497	1.2

Total debt securities	30,688	74.1

Other investments	2,092	5.1
Deposits	211	0.5
Derivative liabilities	(353)	(0.9)

Total non-institutional	38,799	93.8

Institutional
Investment properties	—	—
Loans	294	0.7
Equity securities	57	0.1
Debt Securities
Corporate securities	1,839	4.5
Government securities	13	—
Residential mortgage-backed securities	129	0.3
Commercial mortgage-backed securities	234	0.6
Other debt securities	90	0.2

Total debt securities	2,305	5.6

Other investments	204	0.5
Deposits	—	—
Derivative liabilities	(292)	(0.7)

Total institutional	2,568	6.2

Total
Investment properties	24	0.1
Loans	6,235	15.1
Equity securities	253	0.6
Debt Securities
Corporate securities	23,241	56.1
Government securities	4,126	10.0
Residential mortgage-backed securities	2,400	5.8
Commercial mortgage-backed securities	2,639	6.4
Other debt securities	587	1.4

Total debt securities	32,993	79.7

Other investments	2,296	5.6
Deposits	211	0.5
Derivative liabilities	(645)	(1.6)

Total	41,367	100.0

        Under IFRS, for the insurance operations, debt securities are shown at fair value and loans are at amortised cost with the exception of certain policy loans which are held to back liabilities for funds withheld under reinsurance arrangements, which are also accounted on a fair value basis. Equity securities and investment properties are shown at fair value. The fair value of unlisted securities is estimated by Jackson using independent pricing services or analytically determined values.

Debt Securities

Corporate Securities

        At 31 December 2012, the US insurance operations had £23,241 million of corporate securities representing 56.2 per cent of the US insurance operations total investments excluding separate account investments. Of the £23,241 million, £19,699 million consisted of debt securities that are publicly traded or trade under Rule 144A under the Securities Act of 1933, as amended ('Rule 144A') and £3,542 million consisted of investments in non-Rule 144A privately placed fixed income securities. Rule 144A is a 1990 SEC rule that facilitates the resale of privately placed securities that are without SEC registration to qualified institutional investors. The rule was designed to develop a more liquid and efficient institutional resale market for unregistered securities.

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

        The following table shows the quality of the publicly traded and SEC Rule 144A debt securities by NAIC classifications:

	2012		2011
	Carrying value		Carrying value

	£m	% of total	£m	% of total
NAIC designation:
1	7,575	39	6,338	39
2	11,096	56	9,002	55
3	681	3	723	5
4	315	2	204	1
5	27	—	10	—
6	5	—	4	—

	19,699	100	16,281	100

        The following table shows the quality of the non-SEC Rule 144A private placement portfolio by NAIC classifications:

	2012		2011
	Carrying value		Carrying value

	£m	% of total	£m	% of total
NAIC designation:
1	1,392	39	1,262	39
2	2,067	59	1,835	58
3	66	2	81	3
4	3	—	8	—
5	14	—	12	—
6	—	—	—	—

	3,542	100	3,198	100

Residential Mortgage-Backed Securities

        At 31 December 2012, the US insurance operations had £2,400 million of residential mortgage-backed securities, representing 5.8 per cent of US insurance operations total investments, excluding separate account investments. At 31 December 2012, of the £2,400 million, 2.4 per cent of this total were rated AAA. (Standard & Poor's ratings have been used where available and for securities where Standard & Poor's ratings are not immediately available, those produced by Moody's and then Fitch have been used as an alternative).

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

Commercial Mortgage-Backed Securities

        At 31 December 2012, the US insurance operations had £2,639 million of commercial mortgage-backed securities, representing 6.4 per cent of US insurance operations total investments, excluding separate account investments. 39.7 per cent of this total were rated AAA (Standard & Poor's ratings have been used where available and for securities where S&P ratings are not immediately available, those produced by Moody's and then Fitch have been used as an alternative). Due to the structures of the underlying commercial mortgages, these securities do not present the same pre-payment or extension risk as residential mortgage-backed securities.

Other Debt Securities

        At 31 December 2012, the US insurance operations had £2,296 million of other debt securities, representing 5.6 per cent of US insurance operations total investments, excluding separate account investments.

Loans

        At 31 December 2012, loans totalled £6,235 million, representing 15.1 per cent of US insurance operations total investments, excluding separate account investments. Of the total, £3,543 million related to commercial mortgage loans and £2,692 million to policy loans. Of the £2,692 million policy loans, £1,842 million were held to back the liabilities for funds withheld under reinsurance arrangements attaching to the purchase of REALIC in 2012 (as explained further in note I1 to the Prudential's consolidated financial statements in Item 18).

Commercial Mortgage Loans

        At 31 December 2012, commercial mortgage loans represented 8.6 per cent of US insurance operations total investments excluding separate account investments. The average loan size is £6.4 million, collaterised by properties located in the United States.

        Jackson has addressed the risk of these investments by building a portfolio that is diverse both in geographic distribution and property type.

        The property types are mainly industrial, multi-family residential, suburban office, retail and hotel. The breakdown of the market value by property type is as follows:

31 December 2012

%
Industrial mortgage loans	29.3
Multi-family residential mortgage loans	24.8
Retail mortgage loans	18.5
Suburban office mortgage loans	16.8
Hotel mortgage loans	10.2
Other loans	0.4

Total	100.0

        The following table shows the geographic split of the collateral for these loans:

31 December 2012

%
California	12.9
Florida	9.1
Georgia	6.5
Illinois	6.7
Texas	9.7
Other (sum of all states < 5% each)	55.1

Total	100.0

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

Policy Loans

        Policy loans represented 6.5 per cent of US insurance operations total investments, excluding separate account investments at 31 December 2012. Policy loans are fully secured by individual life insurance policies or annuity policies and are contractual arrangements made under the policy. As described above, £1,842 million out of the £2,692 million policy loans were held to back the liabilities for funds withheld under reinsurance arrangements attaching to the purchase of REALIC in 2012.

Equity Securities

        Equity securities supporting US insurance operations, excluding separate account investments, totaled £253 million at 31 December 2012.

Other

        Other financial investments of £2,296 million, representing 5.6 per cent of US insurance operations total investments, excluding separate account investments at 31 December 2012 were made up of £769 million of limited partnership interests and derivative assets of £1,546 million. See also note D3 to the Prudential's consolidated financial statements in Item 18 for further details on the use of derivatives by the US insurance operations.

        The largest investment in the limited partnerships category is a £109 million interest in the PPM America Private Equity Fund. The remainder of this category consists of diversified investments in 166 other partnerships managed by independent money managers that generally invest in various equity and fixed income loans and securities.

Investments Relating to Asian Insurance Business

        Prudential's Asian insurance operations' investments, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, largely support the business of Prudential's Singapore, Hong Kong, Malaysia, and Japan operations.

        The following table shows Asia's investments, net of derivative liabilities, at 31 December 2012. In this table, investments are valued in accordance with the policies described in note A4 to the consolidated financial statements in Item 18.

	31 December 2012
	With- profits business	Unit- linked assets	Other	Total	Less: assets to cover linked liabilities and external unit holders(a)	Total excluding assets to cover linked liabilities and external unit holders

	£m	£m	£m	£m	£m	£m	%
Investment properties	—	—	4	4	—	4	—
Financial investments:
Loans	600	—	414	1,014	—	1,014	4.4
Equity securities	3,160	10,491	659	14,310	(1,884)	12,426	54.5
Debt securities	11,495	3,194	6,713	21,402	(12,759)	8,643	37.9
Other investments	504	47	406	957	(47)	910	4.0
Deposits	165	574	488	1,227	(574)	653	2.9

Total financial investments	15,924	14,306	8,680	38,910	(15,264)	23,646	103.7

Total investments	15,924	14,306	8,684	38,914	(15,264)	23,650	103.7
Derivative liabilities	(446)	—	(392)	(838)	—	(838)	(3.7)

Total investment, net of derivative liabilities	15,478	14,306	8,292	38,076	(15,264)	22,812	100.0

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

Debt Securities

        The following table shows rating categorisation of the debt security investments of Prudential Corporation Asia's long-term insurance fund, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, at 31 December 2012.

	31 December 2012
	Market Value

	£m	%
S&P—AAA	210	2.4
S&P—AA+ to AA-	1,931	22.3
S&P—A+ to A-	1,150	13.3
S&P—BBB+ to BBB-	492	5.7
S&P—Other	849	9.8

	4,632	53.6

Moody's—Aaa	1,050	12.1
Moody's—Aa1 to Aa3	126	1.5
Moody's—A1 to A3	100	1.2
Moody's—Baa1 to Baa3	81	0.9
Moody's—Other	1	—

	1,358	15.7

Fitch	440	5.1
Other*	2,213	25.6

Total debt securities	8,643	100.0

*
Further information is provided in note D4(d) to the consolidated financial statements in item 18.

Equity Securities

        The following table shows a geographic analysis of equity security investments of Asia's long-term insurance fund, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, at 31 December 2012.

	31 December 2012
	Market Value

	£m	%
Hong Kong	7,784	62.6
Singapore	3,829	30.8
Taiwan	381	3.1
Malaysia	235	1.9
Other	197	1.6

Total	12,426	100.0

 Description of Property—Corporate Property

        As at 31 December 2012, Prudential's UK headquartered businesses occupied approximately 48 properties in the United Kingdom, Europe and India. These properties are primarily offices with some ancillary storage and warehouse facilities. Prudential's global headquarters are located in London. Of the remainder, the most significant are offices in London and Reading in England, Stirling in Scotland and Mumbai in India. The property in Stirling is held on a freehold basis, and is leased by the business from PAC's long-term fund. The rest of the properties occupied by Prudential's UK based businesses, in the UK and India, are held leasehold. In Europe, 15 of the properties are occupied leasehold and the rest (four) are short-term serviced offices. The leasehold properties range in size from 500 to 135,000 sq. ft. Overall, the UK, Europe and Mumbai occupied property portfolio totals approximately 780,000 sq. ft.

        Prudential's UK headquartered businesses also hold one surplus owned property and approximately 46 surplus leasehold properties in the United Kingdom, spread geographically throughout the country. There are also three in Dublin, Ireland. This surplus accommodation (i.e. not occupied by the Group) totals approximately 365,000 sq. ft. There is also one surplus land holding in the United Kingdom, of 43 acres. A high proportion of the surplus estate has been sublet to third party occupiers generating income for the Group to cover this overhead. As at 31 December 2012 vacancy within the surplus estate stood at 59,000 sq ft.

        In the United States, Prudential owns Jackson National Life's executive and principal administrative office located in Michigan. Prudential owns a total of seven facilities in Lansing, Michigan, which total 595,272 sq. ft. Prudential also leases premises in Michigan, Colorado, Tennessee, California, Illinois, New York, New Jersey, Georgia, Florida, Wisconsin, Massachusetts, Connecticut, New Hampshire, Pennsylvania, Indiana and North Dakota for certain of its operations. Prudential holds 29 operating leases with respect to office space, throughout the United States. The leasehold properties range in size from 500–180,000 sq. ft. In the United States, Prudential owns and leases a total of approximately 1,141,708 sq. ft. of property. In addition to the owned and leased properties, Prudential also owns a total of 238 acres of surplus land. This property is all located in Lansing, Michigan.

        In Asia, Prudential owns or leases properties principally in Hong Kong, Singapore, Malaysia, Indonesia, Thailand, Philippines, China (JV), Taiwan, Japan, Vietnam, India (JV), Korea, United Arab Emirates and Cambodia.

        Within these countries, Prudential owns 20 property assets, ranging from office space to land holdings. The break down of these owned assets by country is as follows:

        Malaysia: six owned assets—All office space totaling 12,315 sq. ft.

        Philippines: two owned assets—All office space totaling 4,278 sq. ft.

        Singapore: one owned asset—Office space totaling 11,883 sq. ft.

        Thailand: eleven owned assets—All surplus land holdings totaling 73,832 sq. ft.

        Prudential has (excluding India), a total of 439 operating leases, (external and intercompany leases), totaling approximately 4.28 million square feet of property.

        In India, Prudential holds a minority stake (26%) with ICICI in a joint venture which holds the property interests. The property is occupied by the ICICIPru Life and ICICIPru AMC businesses. The holding comprises approximately 700 leased properties, totaling approximately 1.3 million sq. ft. There is one owned and occupied asset comprising approximately 30,000 sq. ft. in Mumbai.

        Prudential Corporation Asia's real estate strategy moving forward involves consolidation of its existing property portfolio to support its local business strategies throughout the region, to take advantage of opportunities in the regional markets in securing long term cost savings for the business while maintaining competitive advantage.

        There have been no property transactions subsequent to 31 December 2012 which would have a material impact on the financial position of Prudential.

        Prudential believes that its facilities are suitable for the conduct of its businesses. We periodically review our space requirements and may acquire or lease new space as needed to accommodate any future needs of our businesses. Prudential's operating leases have no material commercial value.

        In summary, Prudential owns 17 properties which it also occupies and which are accounted for as owner occupied. These properties are comprised of 9 in Asia, one in the UK and seven in the US. ICICIPru also owns and occupies one property in India. The total value of Prudential's owner occupied properties at 31 December 2012 was £216 million. This represents less than 0.1 per cent of Prudential's total assets.

        Prudential is the lessee under 509 operating leases used as office accommodation, comprising 439 leases held by the Asian business, 29 leases held by the US business and 41 leases held by the UK businesses. For the UK based businesses, Prudential holds four short-term serviced offices.

Investment Interests

        Prudential also holds interests in properties within its investment portfolios accounted for as investment property. At 31 December 2012 the total value of investment properties was £10,880 million and comprised 484 properties held by the UK, 3 held by the US and 21 held by the Asia business. In total they comprised 3.5 per cent of Prudential's total assets. The UK business' holdings account for over 99 per cent by value of the total investment properties.

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

        The principal competitive factors affecting the sale of Prudential's products in its chosen markets are:

  •
  price and yields offered,

  •
  financial strength and ratings,

  •
  commission levels, charges and other expenses,

  •
  range of product lines and product quality,

  •
  brand strength, including reputation and quality of service,

  •
  distribution channels,

  •
  investment management performance, and

  •
  historical bonus/contract enhancement and bonus interest levels.

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

        The global life insurers that are Prudential's competitors in the Asia Pacific region include AIA, Allianz, Aviva, AXA, ING and Manulife. Other competitors relevant in some of Prudential's key markets include HSBC Life in Hong Kong, Hanwha Life (formerly Korea Life), Kyobo Life and Samsung Life in Korea, Thai Life in Thailand, Great Eastern in Singapore and Malaysia, and China Life, China Pacific and Ping An in China. Prudential's principal competitors in respect of its fund management operations across the region largely comprise multinational asset managers including Fidelity Fund Management, Deutsche Asset Management, Blackrock, UBS Global Asset Management, JP Morgan Asset Management and BNP Paribas IP.

United States

        Prudential's insurance operations in the United States operate under the Jackson brand. Prudential is not affiliated with Prudential Financial, Inc. or its subsidiary, The Prudential Insurance Company of America.

        Jackson's competitors in the United States include major stock and mutual insurance companies, mutual fund organisations, banks and other financial services companies. National banks, in particular, may become more significant competitors in the future for insurers who sell annuities, as a result of recent legislation, court decisions and regulatory actions. Jackson's principal life insurance company competitors in the United States include AIG, Hartford Life Inc., Prudential Financial, MetLife, Lincoln National, AXA Financial Inc., TIAA-CREF and Allianz.

        Jackson does not have a career agency sales force to distribute its annuity products in the United States and, consequently, competes for distributors such as banks, broker-dealers and independent agents.

United Kingdom

        Prudential's principal competitors include many of the major retail financial services and fund management companies operating in the United Kingdom. These companies include Aviva, Legal & General, Standard Life, Friends Life, Lloyds Banking Group, Aegon, AXA, Just Retirement, Zurich Financial Services, Fidelity, Invesco Perpetual, Jupiter, Threadneedle, Schroders and BlackRock. Prudential

competes with other providers of financial products to be included on financial advisors' panels of preferred providers.

Intellectual Property

        Prudential conducts business under the 'Prudential', 'Jackson', 'M&G' and 'Eastspring Investments' brand names and logos. It is also the registered owner of over 100 domain names, including 'www.prudential.co.uk', 'www.prudentialcorporation-asia.com','www.jackson.com','www.mandg.co.uk', 'www.eastspringinvestments.com' and 'www.pru.co.uk'.

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

Jackson

        Jackson is involved as a defendant in class action and other litigation substantially similar to class action and other litigation pending against many life insurance companies including a modal premium case and allegation of misconduct in the sale and administration of insurance products. Jackson generally accrues a liability for legal contingencies with respect to pending litigation once management determines that the contingency is probable and estimable. Accordingly, at 28 March 2013 Jackson had recorded an accrual of £8 million for class action litigation (31 December 2012: £18 million). Management, based on developments to date, believes that the ultimate disposition of the litigation is not likely to have a material impact on Jackson's financial condition or results of operations.

Sources

        Throughout this annual report, Prudential describes the position and ranking of its overall business and individual business units in various industry and geographic markets. The sources for such descriptions come from a variety of conventional sources generally accepted as relevant business indicators by members of the financial services industry. These sources include information available from the Annuity Specs, Asia Asset Management Magazine, Asosiasi Asuransi Jiwa Indonesia, Association of British Insurers, Association of Vietnamese Insurers, Association of Unit Trusts and Investment Funds, Fitch, Hong Kong Federation of Insurers, Hong Kong Office of the Commissioner of Insurance, HSBC Global Research, Insurance Regulatory and Development Authority of India, Insurance Services Malaysia Berhad, Investment Management Association, Life Insurance Marketing and Research Association (LIMRA), Life Insurance Association of Malaysia, Life Insurance Association of Singapore, Life Insurance Association of Taiwan, Morningstar, Moody's, Neilsen Net Ratings, Propriety Research, Service Quality Management Group, SNL Financial, Standard & Poor's, Thai Life Assurance Association, The Asset Benchmark Research, The Advantage Group, Townsend and Schupp and UBS.

SUPERVISION AND REGULATION OF PRUDENTIAL

Supervision and Regulation

        Prudential's principal insurance and investment operations are in Asia, the United Kingdom (UK), and the United States (US). Accordingly, it is subject to applicable Asian, UK and US insurance and other financial services regulation which is discussed below.

        Until 1 April 2013, the UK Financial Services Authority (the 'FSA'), as Prudential's 'lead supervisor' for the purposes of the EU's Insurance Groups Directive (the 'IGD'), played a principal role in assessing and ensuring the adequacy of Prudential's solvency and financial stability on a Group-wide basis. The FSA has now been replaced in this role by the Prudential Regulation Authority (the 'PRA') as part of reforms to the UK regulatory architecture and this role in supplementary Group-level supervision will also be enhanced under the new EU solvency framework, Solvency II. Both of these developments are discussed further below.

        As well as co-ordinating EU-level local regulators in the context of the IGD, as both Prudential's parent company and a significant proportion of its global insurance operations are in the UK, the FSA also played an important co-ordinating role in regulatory initiatives at a global level. This role is less formal than within the EU and has depended principally on the various memoranda of understanding signed by the FSA with non-EU regulators, including in the US and Asia. In consequence, although the FSA's role as a lead supervisor has not restricted the role of individual local regulators or overridden the local insurance and other financial services regimes described in the following sections, the FSA's rules and its regulatory agenda have impacted (and it is expected that the PRA's rules and regulatory agenda will similarly impact) Prudential's operations globally.

        Moreover, because the UK regulatory framework is considerably shaped and influenced by directives emanating from the EU, the significant Group-wide impact of such rules may, at times, result in legal and regulatory developments in the EU (including the evolving Solvency II framework discussed below) in turn having a significant impact on the business and operations of the Group as a whole.

        In March 2013, Prudential plc and The Prudential Assurance Company Limited settled with the FSA over issues relating to Prudential's unsuccessful bid to acquire AIA, the Asian subsidiary of AIG, in early 2010. The companies agreed to pay fines totalling £30 million, in respect of a decision by the FSA that it and the UKLA should have been informed earlier about Prudential's contemplation of the potential transaction. The Group Chief Executive also agreed to be censured in respect of a decision by the FSA that it should have been informed earlier. Final Notices published on 27 March 2013 concerning these decisions accordingly represent the final resolution of the matter.

        In a statement accompanying the Final Notices, the FSA stated that the investigation was into past events and did not concern the current conduct of the management of the Prudential Group. The FSA accepted that Prudential did consider their obligations in forming their assessment in respect of informing the regulator. Therefore, although the FSA considered that the circumstances of the breaches were serious, the FSA did not consider the breaches were reckless or intentional. Prudential has confirmed that the Group Chief Executive acted at all times in the interests of the Company and with the full knowledge and authority of the Board. Prudential works diligently to maintain close and positive relationships with its regulators, and the Group's relationship with its UK regulators continues to be good.

Global Regulatory Developments

        Currently there are a number of regulatory developments globally which may impact the supervision of Prudential in the future, including the work of the Financial Stability Board (the 'FSB') (an international entity established to coordinate, develop and promote effective regulatory, supervisory and other financial sector policies in the interest of financial stability) on Globally Systemically Important

Financial Institutions ('G-SIFIs') and the Common Framework for the Supervision of Internationally Active Insurance Groups ('ComFrame') being developed by the International Association of Insurance Supervisors ('IAIS').

        As part of a global initiative to identify G-SIFIs, in May 2012, the IAIS published proposed assessment methodology for designating Globally Systemically Important Insurers (G-SIIs). For those groups that are designated by the FSB as G-SII then additional policy measures including enhanced supervision, introduction of recovery and resolution plans and higher loss absorbency requirements could be proposed. Further detail of the proposals is expected during 2013 and implementation is likely to be over a period of years. Furthermore, the FSA is considering the designation of Domestically Systemically Important Insurer (DSII) for those UK insurers that are significant in UK terms. It is not yet clear what the impact of this designation may be.

        ComFrame is also being developed by the IAIS to provide common global requirements for supervision of insurance groups. The framework is designed to develop common principles for supervision and so may increase the focus of regulators in some jurisdictions. It is also possible that some prescriptive requirements, including group capital, could be proposed. Further clarity on ComFrame is expected during the second half of 2013.

UK Supervision and Regulation

The Financial Services and Markets Act 2000

        Prudential's insurance and investment businesses in the UK are regulated under the Financial Services and Markets Act 2000 ('FSMA 2000'). In addition, those businesses are subject to various UK laws (for example, the Data Protection Act 1998 in relation to the processing of customer data and various Pension Acts) some of which require the relevant Prudential entity to be licensed or registered. There have been extensive amendments to the FSMA 2000 regime as a result of the Financial Services Act 2012 and the 'legal cutover' to a new regulatory regime on 1 April 2013, described below.

New regulatory regime

        Until 1 April 2013, FSA was the single regulator for all authorised persons carrying on regulated activities in the financial services sector and was empowered to make rules and issue guidance in relation to a wide sphere of activity, encompassing the governance, conduct of business and the prudential supervision of firms. From 1 April 2013, the FSA itself ceased to exist and has been replaced by:

  •
  The PRA, which oversees macro-prudential regulation of deposit-takers and insurers and some systemically important investment firms; and

  •
  The Financial Conduct Authority ('FCA'), which has responsibility for conduct of business regulation for all authorised firms and the prudential regulation of firms not regulated by the PRA. The FCA has also inherited the majority of the FSA's market regulatory functions (excluding certain functions which sit with the Bank of England).

        Transition to the new regulatory regime has principally involved the allocation of the FSA's functions and responsibilities between the PRA and FCA, although the PRA and FCA are also vested with some additional to those exercised previously by the FSA and their statutory objectives differ from those of the FSA.

        The substantive content of the FSA's macro-prudential and conduct of business regulation prior to 1 April 2013, including that discussed below under 'Main features of regulation applicable to Prudential's insurance and investment business', has not been materially affected as a result of the legal cutover, although it is too early to predict whether or how the substantive content of such regulation (or its interpretation) might evolve differently under the altered statutory objectives and regulatory approaches of the PRA and the FCA.

The FSA's risk-based approach to regulation

        The FSA employed a risk-based regulatory approach to supervision under the FSMA 2000 pursuant to which each regulated firm's risk was assessed by the FSA using a risk assessment methodology known as ARROW (Advanced Risk Response Operating Framework). This was a high-level review aimed at assessing the significance of a particular risk posing threats to the FSA's statutory objectives under the FSMA 2000.

        Prudential was regarded by the FSA as a high impact firm in view of the nature and complexity of its business and, as such, has generally received ARROW assessments at least once in every two year regulatory period. Between ARROW visits, the FSA met regularly with members of senior management and persons holding controlled functions to understand developing strategy and challenges and the key issues arising, in particular any significant risks identified and how Prudential was mitigating these. This 'close and continuous' supervision was supported by focused (relating to a firm or group) and themed (relating to the industry or market as a whole) visits where appropriate. In advance of discussions, the FSA requested relevant mandatory management information at prescribed intervals, which helped to frame the agenda for these meetings.

The approach of the PRA and FCA

        Close and regular contact between the PRA and FCA and senior management and those performing controlled functions is expected to continue to be a feature of the UK regulatory regime following 1 April 2013, but the ARROW process has not been adopted by either regulator. Both regulators will continue to focus on risk, but their approaches are informed by separate statutory objectives and will be pursued through distinct supervisory programmes.

        The strategic objective of the FCA is to ensure that the relevant markets function well and its operational objectives are to secure an appropriate degree of protection for consumers, to protect and enhance the integrity of the UK financial system and to promote effective competition in the interests of consumers. To meet these objectives, the FCA's supervision model is based on three pillars: a 'Firm Systemic Framework' ('FSF'), involving preventative work through structured conduct assessment of firms; 'event-driven' work covering issues which occur outside a firm's assessment cycle; and thematic reviews focused on particular sectors of the market aimed at product issues which the FCA identifies as driving poor outcomes for consumers or endangering market integrity. The FSF will involve Prudential being subject to, amongst other initiatives, a business model and strategy analysis ('BMSA') to establish which assessment areas to prioritise over a two-year cycle.

        The FCA divides the firms it supervises into one of four conduct classifications (C1-C4) based on a combination of a measure of a firm's potential impact on FCA objectives and the number of retail customers a firm has, with C1 being the highest risk. Prudential has been categorised as 'C2', the second highest risk category. Additionally, as a group also regulated by the PRA with subsidiaries that are prudentially regulated by the FCA, Prudential has been assigned one of four prudential classifications (P1-P4). Prudential's entities that the FCA prudentially regulates in the group have been categorised as 'P1' as they are considered prudentially critical.

        The PRA's statutory obligation is to promote the safety and soundness of PRA-authorised persons but it also has an additional insurance-specific objective: to contribute to the securing of an appropriate degree of protection for those who are or may become policyholders. The PRA intends to weight its supervision towards those issues and those insurers that, in its judgment, pose the greatest risk to these objectives, conducting its assessment work on a continuous cycle.

        Compared with the approach adopted by the FSA, both the PRA and FCA intend to adopt a more judgment-led approach to supervision and to be more forward-looking in those judgments, i.e. assessing firms not just against current risks, but also against those which could plausibly arise in the future. The PRA has indicated that, for significant firms such as Prudential, it will, for example, conduct detailed analysis of their business model including forming its own projection of an insurer's ability to generate returns and the associated risks. In line with a more interventionist approach, the PRA has indicated that, if it believes that mitigating measures alone cannot adequately reduce material risks to safety and soundness and policyholder protection, it will require the insurer to change its business model.

Overview of FSMA 2000 regulatory regime

Principles for Businesses

        An authorised firm is subject to a range of ongoing regulatory requirements of the FCA and, for dual-regulated firms, the PRA, including meeting at all times specified threshold conditions, including possession of adequate resources for the carrying on of its business and being fit and proper. A key feature of the FSA regime was the existence of 11 'Principles for Businesses', by which all authorised firms were expected to abide. These covered key areas such as the firm's relationship with the FSA and the need to act with integrity as well as to treat customers fairly. The Principles for Businesses will continue to be a feature of both PRA and FCA supervision although only certain of the Principles of Businesses have been adopted by the PRA. All have been adopted by the FCA.

Main features of regulation applicable to the Prudential's insurance and investment businesses

Supervision of management of authorised firms

        Historically, the FSA closely supervised the management of authorised firms through the 'approved persons' regime, under which any appointment of persons who perform a 'controlled function', including functions that enable the exercise of significant influence over an authorised firm, must be pre-approved by the regulator. The approved persons regime continues to be administered by the PRA and the FCA, although certain additional controlled functions have been added under the new regime.

Intervention and enforcement

        The FCA and PRA have extensive powers to investigate and intervene in the affairs of an authorised firm as well as extensive enforcement powers.

        Certain of these intervention and enforcement powers are additional to those previously exercised by the FSA. For example, the FCA has powers to make temporary product intervention rules, allowing it block an imminent product launch or to stop an existing product, and is also able to require firms to withdraw or amend misleading financial promotions with immediate effect. Both the FCA and the PRA can also impose requirements on UK-incorporated unregulated parent undertakings that exert influence over authorised persons. The latter power is of particular potential relevance to the Group given that it is headed by a UK-incorporated unregulated parent undertaking but it remains to be seen how this new power will be used.

Conduct of Business Rules

        The Conduct of Business Rules regulate the day-to-day conduct of business standards to be observed by authorised persons in carrying on regulated activities.

        The scope and range of obligations imposed on an authorised firm under the Conduct of Business Rules varies according to the scope of its business and the range of its clients. Generally, however, the obligations imposed on an authorised firm by the Conduct of Business Rules will include the need to categorise its clients according to their level of sophistication, provide them with information about the firm, meet certain standards of product disclosure, ensure that promotional materials which it produces are clear, fair and not misleading, assess suitability when advising on certain products, manage conflicts of interest, report appropriately to its clients and provide certain protections in relation to client assets. Additional details of relevance to the insurance and investment businesses are discussed below.

Consumer Protection, the Financial Ombudsman Service ('FOS') and the Financial Services Compensation Scheme ('FSCS')

        The consumer protection agenda in the UK is now within the remit of the FCA. The FCA's focus is on product scrutiny, sales practices and firms' culture, including assessment of how remuneration structures affect consumer outcomes. In addition, the FCA has a specific remit to promote competition within the financial services industry.

        Authorised firms must have appropriate complaints handling procedures and the principles of complaints handling are defined in the FCA Handbook. However, once these procedures have been exhausted, qualifying complainants may turn to the FOS. The Ombudsman is empowered to order firms to pay fair compensation for loss and damage and may order a firm to take such steps as the Ombudsman determines to be just and appropriate in order to remedy a complaint.

        The FSCS is intended to compensate individuals and other groups of 'eligible claimants', including certain trustees for claims against an authorised firm where the authorised firm is unable or unlikely to be able to meet those claims (generally, when it is insolvent or has gone out of business).

        During 2012, the FSA undertook a comprehensive review of the FSCS funding model and made changes designed to ensure faster and more efficient payments by the FSCS to claimants. Further changes to the FSCS's comprehensive model were the subject of an FSA consultation (CP 12/16) which closed at the end of October 2012.

        Following 1 April 2013, both the PRA and the FCA have rule-making powers for the FSCS and the FSCS is now accountable to both regulators.

Regulation of insurance business

        Most of Prudential's subsidiaries that carry on insurance business in the UK, including PAC, Prudential Annuities Limited, Prudential Retirement Income Limited, Prudential Pensions Limited and Prudential Holborn Life Limited have become 'dual-regulated' following 1 April 2013, meaning that they are regulated by the PRA for prudential purposes and by the FCA for conduct purposes. The exceptions are Prudential Distribution Limited, Prudential Financial Planning Limited and Scottish Amicable ISA Managers Limited, which are regulated by the FCA only due to their business model.

Conduct of business requirements for insurance business

        Authorised firms which advise and sell to retail customers packaged products such as life insurance policies are subject to detailed conduct of business obligations relating to product disclosure, assessment of suitability, the range and scope of the advice which the firm provides, and fee and remuneration arrangements.

        The FSA launched the Retail Distribution Review ('RDR') in 2006 with the specific aim of addressing shortcomings in the retail investment market. On 31 December 2012, new rules took effect which, inter alia:

  •
  required changes in how firms offering advice to retail customers present and describe the adviser services that they offer, including limiting the extent to which advisers can hold themselves out as 'independent';

  •
  banned the payment of commission when a personal recommendation is made and required the adoption of 'adviser charging', whereby a firm must set and clearly disclose its tariff of charges and where these are to be facilitated by a product provider, the amount must not be determined by the provider and there must be clear distinction from any product charges;

  •
  imposed higher qualification requirements as well as continuing professional development and professional standards on advisers; and

  •
  introduced increased reporting requirements on firms in respect of their retail investment advisers.

        The changes introduced by the RDR are having a broad-ranging impact on Prudential, including necessitating significant system changes, affecting decisions as to which products Prudential offers and the pricing of those products, as well as expanding UK regulatory reporting requirements. For further information on RDR, see 'UK Business—Distribution' and Item 5, 'Operating and Financial Review and Prospects—Introduction and Overview'.

Capital requirements for insurers

        As noted above, in order to maintain authorised status under the FSMA 2000, firms must continue to satisfy certain threshold conditions, which, among other things, require firms to have adequate resources for the carrying on of their business. The rules which govern the prudential regulation of insurers are currently found in the General Prudential Sourcebook ('GENPRU'), Prudential Sourcebook for Insurers ('INSPRU') and the Interim Prudential Sourcebook for Insurers ('IPRU (INS)') in the PRA Handbook. Solvency II, described further below, is the European Commission's project to reform prudential regulation of European Union insurers.

        The rules require an insurer to prepare and submit to the PRA its own assessment of its capital requirements, known as an individual capital assessment ('ICA'), based on the risks it faces. Where the PRA disagrees with a firm's capital requirement assessment, it will issue individual capital guidance ('ICG'), including at times as a requirement.

        Insurance companies must maintain assets sufficient to meet the relevant capital requirement at all times in respect of both long-term insurance and general insurance business undertaken by the company. The calculation of such capital requirements is dependent on the type and amount of insurance business a company writes. Under the rules in GENPRU, an insurer must hold capital resources equal at least to the Minimum Capital Requirement (the 'MCR'). Insurers with with-profits liabilities of £500 million or more must hold capital equal to the higher of MCR and the Enhanced Capital Requirement (the 'ECR'). The ECR is intended to provide a more risk responsive and 'realistic' measure of a with-profits insurer's capital requirements, whereas the MCR is broadly speaking equivalent to the previously required minimum margin under the IPRU (INS) and satisfies the current minimum EU standards.

        The ECR is determined as the higher of two separate measurements of the firm's financial resources requirements, reflecting capital as determined by reference to two bases for calculating liabilities (regulatory and realistic), which is referred to as the 'twin peaks' approach. The regulatory basis reflects strict contractual liabilities whereas the realistic basis includes more discretionary but expected benefits, including those required to treat customers fairly.

        Long-term business assets and liabilities—those assets and liabilities relating to, broadly, life and health insurance policies—must be segregated from the assets and liabilities attributable to non-life insurance business or to shareholders. Separate accounting and other records must be maintained and a separate fund must be established to hold all receipts of long-term business.

        The extent to which long-term fund assets may be used for purposes other than long-term business is restricted by the rules in INSPRU. Only the 'established surplus'—the excess of assets over liabilities in the long-term fund, as determined by an actuarial investigation—may be transferred so as to be available for other purposes. Restrictions also apply to the payment of dividends by the insurance company, as described below. The rules in INSPRU require, in addition to the capital requirements referred to above, the maintenance of sufficient assets in the separate long-term insurance fund to cover the actuarially determined value of the insurance liabilities.

        The rules also require banks, building societies, insurers and investment firms to undertake reverse stress testing. Reverse stress testing requires firms to work backwards from an assumed point of business model failure, to identify the stress scenarios that could result in such adverse outcomes. Each firm must then consider whether the likelihood of these scenarios, taking into account likely management actions, is consistent with its risk appetite and, if not, must initiate actions to address any inconsistencies.

Actuarial functions

        The PRA's rules require every insurance company that carries on long-term business to appoint one or more actuaries to perform the 'actuarial function' in respect of all classes of its long-term insurance business and, the 'with-profits actuary function' in respect of all classes of that with-profits business (if any).

        The actuary performing the 'actuarial function' must prepare at least annually, a report for the company's directors quantifying the company's long-term liabilities attributable to the insurance company's long-term insurance business, determining the value of any excess over those liabilities of the assets representing the long-term insurance fund and, where any rights of long-term policyholders to participate in profits relate to particular parts of such a fund, a valuation of any excess of assets over liabilities in respect of each of those parts.

        The actuary performing the 'with-profits actuary function' must, amongst other responsibilities, advise the firm's management on key aspects of the discretion to be exercised affecting these classes of the with-profits business of the firm, and, at least once a year report to the firm's governing body on key aspects (including those aspects of the firm's application of its Principles and Practices of Financial Management ('PPFM') on which the advice described above has been given) of the discretion exercised in respect of the period covered by his report. All firms that carry on with-profits business are required to publish the PPFM that are applied in the management of their with-profits funds.

Distribution of profits and with-profits business

        Under IPRU (INS), once an allocation of surplus in a with-profits fund has been made to policyholders, no transfer of assets representing any part of a subsequent surplus can be made, to shareholders or otherwise, unless either a defined 'relevant minimum' of the surplus has been allocated to policyholders or a statutory notification procedure has been followed.

        There has been considerable public debate about the rights and legitimate expectations of with-profits policyholders to assets forming part of an insurance company's surplus. The FSA confirmed in July 2009 that proprietary life insurance companies will not be able to meet future compensation and redress payments from their with-profits funds, and the FSA confirmed a rule change, meaning that liabilities arising from operational failures (including mis-selling) after the rule came into effect from 31 July 2009 should be met by shareholder funds rather than policyholder funds.

With-profits business

        The with-profits business was an area of focus for the FSA, including specifically: the costs charged to a with-profits fund by the firm managing the fund; penalties and charges levied on policyholders who surrender their policies early; the need for funds to be managed with the objective of ensuring that maturity payouts fall within a target range set for the fund; and the provision of information to with-profits policyholders or potential policyholders in a format that they can more readily understand.

        On 1 April 2012, the FSA introduced further changes to its rules and guidance in a number of areas relevant to the operation of with-profits funds, including in relation to: conflicts of interest with the potential to prejudice with-profits policyholders; the fair treatment of with-profits policyholders in mutually-owned funds; the terms on which new business may be written by with-profits insurers; communications and planning surrounding material reductions in new business; the application of market value reductions; the use of with-profits funds to make strategic investments; the removal of the ability of firms to reattribute excess surplus; rules surrounding reattribution of inherited estates; and changes to the rules surrounding corporate governance.

        The PRA and FCA now share responsibility for protecting policyholders' reasonable expectations in relation to with-profits business. The PRA seeks to ensure that any discretionary benefit allocations or other changes with financial implications that the insurer has proposed are compatible with its continued safety and soundness, whereas the FCA has responsibility for monitoring whether the proposed changes are consistent with the insurer's previous communications, the FCA's conduct rules and the overriding obligation to treat customers fairly. The PRA has the power to prevent allocations being made if they would materially impair the firm's safety and soundness.

Gender discrimination in contracts of insurance

        In a 2011 decision, the European Court of Justice ('the ECJ') ruled that gender-related factors could not be used in determining premiums and benefits under insurance policies. The ECJ granted a transitional period of relief for implementation until 21 December 2012 and the UK Government amended the Equality Act 2010 during 2012 to give effect to the judgment. Although the full effect of the ruling in the UK and other EU member states remains uncertain to date, the scale of the judgment is contributing to a period of uncertainty. In particular, it is unclear how insurance contracts that were entered into prior to the ruling but which have continued in force after 21 December 2012, will be treated. In practice, the requirement for unisex premiums has been seen to affect the cost of some types of insurance for both men and women, notably car insurance, life insurance, health insurance, and the cost of an annuity—a financial product that provides a regular pension income.

Auto enrolment

        From October 2012, auto enrolment into a workplace pension was introduced, opting in millions of workers to a workplace pension, with contributions from the employers and the government in most cases, as well as a percentage of pay automatically being taken. Individuals can choose to opt out, but the aim is to tackle reliance on the state pension in retirement.

EU Directives on groups

        Prudential is subject to the capital adequacy requirements of the IGD, as implemented in the PRA rules. The IGD pertains to groups whose activities are primarily concentrated in the insurance sector.

        Historically, the FSA, as lead supervisor of Prudential under the IGD, supervised Prudential on a group basis in addition to supervising the UK insurance companies within Prudential individually. This is referred to in the IGD as supplementary supervision and encompasses such matters as general supervision over intra-group transactions (including, inter alia, loans, guarantees and off-balance sheet transactions, investments, reinsurance, retrocession and cost sharing agreements), group risk management processes and internal control mechanisms, and reporting and accounting procedures. In accordance with the IGD, the FSA required the calculation of group capital resources on a consolidated basis and required that such group capital resources are equal to or in excess of Prudential's group capital resources requirement (each as calculated in accordance with INSPRU).

        The FSA also played a coordinating role amongst EU regulators under the IGD. Due to the geographically diverse nature of Prudential's operations, the application of these requirements to Prudential is complex. In particular, for the purposes of calculating the group capital requirement and actual group capital resources under INSPRU, for many of the Asian operations, the assets, liabilities and capital requirements have to be recalculated based on UK regulations as if the companies were directly subject to such regulation.

        As noted above, the FSA has been replaced in its lead supervisory role by the PRA following the legal cutover on 1 April 2013.

New EU solvency framework

        The European Commission is continuing to develop a new prudential framework for insurance companies, 'Solvency II', which will repeal and replace the existing Life, Non-life, Re-insurance and IGD directives. The main aim of this framework is to ensure the financial stability of the insurance industry and protect policyholders through solvency requirements better matched to the true risks of the business.

        Solvency II adopts a three-pillar approach to prudential regulation, which is similar to the 'Basel II' approach that has already been adopted in the banking sector in Europe.

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

        A key aspect of Solvency II is the focus on a supervisory review at the level of the individual legal entity. Insurers will be encouraged to improve their risk management processes and will be allowed to make use of internal economic capital models to calculate capital requirements, subject to approval by the PRA. In addition, Solvency II requires firms to develop and embed an effective risk management system as a fundamental part of running the firm.

        The new regime will require firms to disclose a considerably greater level of qualitative and quantitative information than under current rules, both to their own supervisor through Regular Supervisory Reporting ('RSR') and to the market through the publication of a Solvency and Financial Condition Report ('SFCR'). This is intended to increase transparency, allowing easier comparison across the industry and enabling supervisors to identify sooner if firms are heading for financial difficulty. In turn, increased transparency is intended to drive market discipline, arising from the reaction of ratings agencies and the capital markets to firms' performance.

        Further details on Solvency II and its implication for the Group are set out in Item 4—Group Risk Framework. As described in that section, the previously anticipated implementation date for Solvency II of 1 January 2014 is now expected to be delayed. At this stage, it remains unclear exactly when Solvency II will come into force, although a deferral until 1 January 2016 or beyond appears likely.

ICAS+

        It is now widely acknowledged that full implementation of Solvency II by 1 January 2014 is unrealistic. Regulators across Europe are now considering how they can ensure that the momentum built towards better risk management gained over the last few years is not lost. Insurers are also keen to leverage improved governance, risk management, and capital models developed as part of Solvency II implementation rather than see this effort being wasted or sidelined.

        The FSA has already confirmed that within the UK the existing ICAS regime will continue to operate and it is anticipated this will have a renewed focus from the PRA. Many companies (in particular those in the Internal Model approval process) are planning to review their ICA in 2013 both to ensure it remains fit for purpose and to investigate areas where they can incorporate elements of their Solvency II developments.

        In October 2012, the FSA announced its initial thoughts on how Internal Model companies could transition from the ICAS regime to Solvency II. It confirmed its thinking in a letter to companies on 29 January 2013. The FSA proposed to allow companies to use the Solvency II Internal Model (or elements of it), subject to it being of an appropriate standard, to calculate their ICAS under what is being called 'ICAS+'. In addition, it is likely that companies will need to submit an in-development ORSA as part of their ICAS+ submission. More detail is expected in the second quarter of this year.

Regulation of investment business

        Certain of Prudential's subsidiaries were authorised by the FSA to carry on investment business. These entities were subject to regulation and supervision by the FSA and had to comply with the FSA Conduct of Business and Prudential Rules made under the FSMA 2000. After 1 April 2013, these subsidiaries have been regulated by the PRA and FCA. Not all subsidiaries are dual regulated, some are regulated by the FCA only for both conduct and prudential matters, such as the M&G subsidiaries.

        One of the Prudential's UK subsidiaries, M&G Investment Management Limited, is also regulated by the United States' Securities and Exchange Commission (the "SEC") so that it can act as investment adviser to a number of US mutual funds.

Conduct of business requirements for investment businesses and the Markets in Financial Instruments Directive ('MiFID')

        MiFID sets out detailed and specific organisational and conduct of business requirements for investment firms and regulated markets. In October 2011, the European Commission published proposals to amend MiFID and introduce a new Markets in Financial Instruments Regulation ('MiFID 2'). Among other things, the proposals were designed to expand the scope of MiFID, both in terms of the types of firms and instruments (e.g. structured deposits and emissions allowances) its requirements encompass. The impact on our M&G investment management business will be mainly around fixed income and derivatives.

        MiFID 2 is still being negotiated through the European legislative process and areas of uncertainty remain. The pre-trade transparency would also apply to a wider range of instruments: bonds and derivatives in addition to shares. If the threshold is set at too low a level, asset managers like M&G could potentially have to publish quotes received within three minutes. It is also possible that MiFID 2 could impose a partial or full ban on inducements to advisers, similar to that introduced by the RDR in the UK (as described above). This could require M&G to modify its European adviser charging model. MiFID 2 is expected to be agreed during 2013 at the earliest, with its changes taking effect in 2014 or 2015.

Capital requirements for investment businesses

        The capital requirements for investment businesses are contained in the Prudential Standards section of the PRA Handbook. These rules implement the requirements of the EU's Recast Capital Adequacy Directive (Directive 2006/49/EC), which together with the EU's Banking Consolidation Directive (Directive 2006/49/EC) constitute the Capital Requirements Directive ('CRD'). CRD has been amended a number of times and the European Commission has proposed a legislative package known as 'CRD IV' which will replace CRD in order, amongst other ends, to implement the rules proposed by the Basel Committee on Banking Supervision, known as 'Basel III'. This is likely to slightly increase the capital requirements for M&G. CRD IV is currently expected to be finalised in 2013, although this may be delayed.

Alternative Investment Fund Managers Directive (AIFMD)

        The AIFMD, a Directive designed to regulate the managers, management and marketing of alternative investment funds including private equity and hedge funds entered into force on 21 July 2011. EU Member States must implement it by 22 July 2013, and a key element in implementing the Directive will be the adoption of a European Commission regulation ('the Level 2 Regulation') specifying much of the detail with which affected firms will have to comply. The FSA published the first part of its consultation on the implementation of the AIFMD in November 2012 and the second consultation in the first quarter of 2013. HM Treasury also published a consultation paper in January 2013 covering the Government's proposed approach to a number of key policy decisions in relation to the transposition of the Directive into UK law and is to issue a second paper in due course. M&G is running a comprehensive project to ensure that all of its alternative investment fund managers meet the requirements of the AIFMD, which are similar to the existing requirements for retail mutual fund managers.

European Market Infrastructure Regulation ('EMIR')

        The Regulation of the European Parliament and of the Council on OTC derivative transactions, central counterparties (CCPs) and trade repositories, widely known as European Market Infrastructure Regulation, or 'EMIR', came into force on 16 August 2012. Its key provisions, however, are taking effect on a phased basis from the beginning of 2013 following the provision of guidance and standards on the implementation of EMIR by European Securities and Markets Authority ('ESMA') and the European Commission. EMIR's rules are intended to lessen risk and increase transparency within the OTC derivative markets by introducing for most counterparties: (i) a reporting obligation for OTC derivatives; (ii) a clearing obligation for eligible OTC derivatives; (iii) measures to reduce counterparty credit risk and operational risk for bilaterally cleared OTC derivatives, including through collateral requirements; (iv) common rules for CCPs and for trade repositories; and (v) rules on the establishment of interoperability between CCPs. M&G is running a comprehensive project to implement necessary changes, by the relevant deadlines.

Asian Supervision and Regulation

1.    Regulation of insurance business

        Prudential's businesses in Asia are subject to all relevant local regulatory and supervisory schemes. These laws and regulations vary from country to country, but the regulators typically grant (or revoke) licenses and therefore control the ability to operate a business.

        Industry regulations are usually widely drawn and include provisions governing both financial matters and the way business is conducted in general. In general, regulatory regimes will include features governing the registration of agents, the approval of products, asset allocation, minimum capital and the basis for calculating the company's solvency and reserves and the valuation of policyholder liabilities, conditions for outsourcing non-core functions, policyholder and investor protection and regulation of product features, as well as anti-money laundering and 'know your client' requirements and data protection requirements. Regulatory authorities may also regulate affiliations with other financial institutions, shareholder structures and the injection of capital and payment of dividends. Financial statements and other returns are filed with the regulators. The regulators may also conduct physical inspections of the operations from time to time. A number of jurisdictions across Asia require insurance companies to participate in policyholder protection schemes (ie contribute to a fund to support policyholders in the event of an insurance company failing).

        Regulatory standards are generally being raised, and insurance companies operating in Asia are finding themselves subject to increasing regulatory supervision and scrutiny. In general, the pace of regulatory developments has increased since 2008 in most markets, particularly in relation to risk capital, consumer protection and governance requirements. For example, greater regulatory emphasis is being placed on ensuring that products are fit for purpose and that customers fully appreciate the features of their policies, as well as on data privacy. Also whereas the need for compliance with relevant regulations was always implicit in the way insurers ran their businesses, there is a trend towards a more explicit demonstration of this through documentation, audits and more formal management structures. This increased regulatory pressure will continue as Asian regulators begin to take on board the new International Association of Insurance Supervisors (IAIS) standards, which is expected to translate into an accelerating trend around a sharper focus on risk management systems and a requirement to hold more capital to manage asset and liability positions.

        The increasingly extraterritorial approach of certain regulators outside Asia, aimed among other things at protecting financial systems from systemic risks and curbing tax avoidance, could have wider consquences on financial groups in the Asia-Pacific region. For example, firms based outside the US are increasingly being required to comply with certain US originated rules like FATCA (see 'US Supervision and Regulation—Implementation of US Foreign Account Tax Compliance Act ('FATCA') provisions' below), which will impact on the bancassurance business channel as banks will have to set up separate systems to deal with US customers. The effects of UK anti-bribery legislation have become increasingly significant outside the UK, and Prudential Corporation Asia's ('PCA's') business units will be required to adhere to Prudential's group-wide policy designed to comply with the EU Solvency II requirements (although they will not each be required to be compliant on a solo entity basis). Asian regulators are monitoring closely how Solvency II is developed and implemented but are not currently requiring regulated insurance entities to comply.

        Certain additional details of the regulatory regimes to which PCA's insurance operations are subject are discussed below:

Hong Kong—The Prudential Assurance Company Limited

Overview

        The Hong Kong branch of The Prudential Assurance Company Limited is authorised to carry on both long-term business and general business in Hong Kong under a composite license. By virtue of its branch status, the lead regulator on capital requirements of the Hong Kong business is the UK PRA. Further details on the PRA approach to capital requirements are explained in the UK Supervision and Regulation section above.

        The Office of the Commissioner of Insurance (the 'OCI') is currently the regulatory body that administers the Insurance Companies Ordinance (the 'ICO'). The Office is headed by the Commissioner of Insurance who has been appointed as the Insurance Authority (the 'IA') for administering the ICO. The principal functions of the IA are to ensure that the interests of policyholders or potential policyholders are protected and to promote the general stability of the insurance industry, including by authorising insurers to carry on insurance business in Hong Kong, regulating insurers' conduct primarily through the examination of the annual audited financial statements and business returns insurers submit, and development of legislation and guidelines on insurance supervision. A key supervisory responsibility relates to solvency margin requirements contemplated by the ICO, as further discussed below.

        The Financial Services and Treasury Bureau has issued a public consultation on its proposed plans for an Independent Insurance Regulator (IIR) in Hong Kong. Legislation is expected in 2013, with the IIR on track to be established in 2015.

        The branch is also subject to the codes and guidance developed by a self-regulatory body—the Hong Kong Federation of Insurers (the 'HKFI'). HKFI actively promotes its self-regulatory regime with respect to areas like conduct of insurers and insurance intermediaries, cooling off initiatives, policy replacement and initiative on needs analysis, etc. The Insurance Agents Registration Board of the HKFI is responsible for administering the registration and approval of insurance intermediaries of insurance agents, their responsible officers and technical representatives; and handling complaints against them and providing enquiry services to and handling complaints from the public relating to insurance agents.

        In addition, the sale of mandatory pension products by agents is regulated by the Mandatory Provident Fund Authority (the 'MPFA'), which licenses and supervises the conduct of MPF intermediaries and the supervision of the conduct of MPF intermediaries.

        The branch is also regulated by the Hong Kong Securities and Futures Commission (the 'SFC') for its offering of Investment Linked products.

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

        For general business insurers, the ICO stipulates an absolute minimum solvency margin of HK$10 million, or HK$20 million in the case of a composite insurer (i.e. carrying on both general and long term business) or for an insurer wishing to carry on statutory classes of insurance business. Above these minimum levels, solvency margins are calculated on the basis of the greater of an insurer's relevant premium income (defined as the greater of gross premium income after deduction of reinsurance premium payments or 50 per cent of gross premium income) or relevant outstanding claims (defined as the sum of unexpired risks plus the greater of 50 per cent of claims outstanding before deduction of sums recoverable from reinsurers or the amount of claims outstanding after deduction of sums recoverable from reinsurers).

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

Taiwan—PCA Life Assurance Company Limited

Overview

        PCA Life Assurance Company Limited is licensed to conduct life insurance business in Taiwan.

        The Financial Supervisory Commission ('FSC') is responsible for regulating the entire financial services industry, including the banking, securities and insurance sectors. The FSC's responsibilities include supervision, examination and investigation. The Insurance Bureau ('IB') under the FSC is responsible for the insurance sector. The Financial Examination Bureau (the 'FEB') under the FSC acts as the executive supervisory authority for the FSC and principally carries out examinations and on-site visits of insurance companies, generally every two years. The Investigation Bureau under the Ministry of Justice is responsible for supervision of anti-money laundering and counter-terrorism financing efforts.

Capital Requirements

        The Insurance Act requires all insurance companies to maintain a risk-based capital (RBC) ratio of not less than 200 per cent. The ratio is determined as the adjusted net capital compared against the risk-based capital. This measurement takes into consideration asset, insurance, interest and other relevant risks as requires in calculating the capital on a risk adjusted basis. Any company failing the threshold may be subjected to measures ranging from restrictions in business operations to the withdrawal of business license.

Korea—PCA Life Insurance Company Limited

Overview

        PCA Life Insurance Company Limited is authorised to carry on life insurance business in Korea including but not limited to casualty insurance, illness insurance, nursing insurance and incidental business and services related thereto.

        Korea's financial supervision structure is composed of the Financial Services Commission (the 'FSC') and the Financial Supervisory Service (the 'FSS'). As Korea's principal supervisory authority, the FSC is given a broad statutory mandate to carry out three key functions: financial policy formulation, financial institution and market oversight, and anti-money laundering. It also issues regulatory licenses to financial institutions. The Financial Supervisory Service (the 'FSS') acts as the executive supervisory authority for the FSC and principally carries out examination of financial institutions along with enforcement and other oversight activities as directed or charged by the FSC.

        In respect of anti-money laundering, the Korea Financial Intelligence Unit ('KoFIU'), a part of the FSC leads the government's anti-money laundering and counter terrorism financing efforts.

        Korean laws permit an insurer to operate only one license (life or non-life) at any one time. In the past, the FSC has been highly interventionist in setting and enforcing rules on the insurance industry. In recent years the FSC has moved away from its interventionist approach, in response to the evolving and liberalised landscape. The most prominent change has been a deregulation in asset management and product design activities. However, in connection with deregulation, the FSC has also sought to strengthen supervision. Additions and amendments to Korean law and regulation aimed at protecting consumers have, amongst other things, resulted in expansion of the scope of concurrent/ancillary businesses which can be conducted by insurance companies, new reporting requirements for foreign insurers' Korean offices, new regulations governing asset management by insurance companies, and updated processes for development of insurance products, prohibitions on corporate insurance agents and corporate insurance brokers from engaging in other business, new additions to the list of acts prohibited when entering into insurance contracts or soliciting consumers and additional and more specific requirements in respect of data protection.

Capital requirements

        A risk-based supervision framework applies to insurers, encompassing the risk-based capital solvency requirement, the risk assessment and application system (RAAS), which assesses insurers' various risks and relevant internal controls, and risk disclosure.

        Under RBC solvency, the ratio of an insurer's available capital to required capital is calculated, and the analysis of equity capital used to determine capital adequacy must take into account market, credit, operational, insurance and interest rate risks, which are not taken into consideration under the solvency margin requirement.

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

Singapore—Prudential Assurance Company Singapore (Pte.) Limited

Overview

        Prudential Assurance Company Singapore (Pte.) Limited is registered by the Monetary Authority of Singapore (the 'MAS') to design and sell both life and general insurance business pursuant to the Singapore Insurance Act.

        Under the Singapore Insurance Act, the MAS is responsible for insurance regulation and supervision of insurance companies. MAS regulation covers, among other things, the appointment and training of representatives, maximum tier structure, loans and advances, disciplinary action, product disclosure, sales processes and replacement (switching) of life policies. The MAS also has responsibility for supervising compliance with anti-money laundering ('AML') provisions, though suspicious transactions must be notified to the Commercial Affairs Department, an enforcement agency of the Singapore Police Force.

        Another relevant regulatory authority for the business is the Central Provident Fund (the 'CPF') Board, which acts as a trustee of social security savings schemes jointly supported by employees, employers and the government. The CPF Board regulates insurers in the operation of various CPF schemes including the CPF Investment Scheme where CPF monies are used by policyholders to purchase insurance policies such as annuities and investment linked policies.

        The MAS and CPF Board have very detailed regulatory frameworks to govern insurance companies and the distribution of insurance products in Singapore.

Capital requirements

        Registered insurers in Singapore are subject to a risk based capital ('RBC') framework. The framework sets out the valuation methodology for assets and liabilities, rules relating to the operations of life insurance funds, capital requirement rules, the role of actuaries, and a set of statutory reporting standards. An insurer has to notify the MAS when it has failed or is likely to fail to comply with the mandated RBC indicators or when a financial resources warning event has occurred or is likely to occur.

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

        In Malaysia, Bank Negara Malaysia ('BNM') is the regulatory body responsible for supervising and regulating the conduct of insurance business. BNM places considerable emphasis on fair market conduct by the insurance industry and protection of consumers' interests.

        In addition, the company is a member of the Life Insurance Association of Malaysia and the General Insurance Association of Malaysia, which are both self-regulated bodies. Resolutions and circulars issued by these associations are binding on the member insurance companies.

Capital requirements

        BNM has introduced an RBC framework aimed at improving the risk management practices of insurers. Under the RBC framework, insurers are required to maintain a capital adequacy level that is commensurate with their risk profiles. Each insurer is required to determine the adequacy of the capital available in its insurance and shareholders' fund to support the total capital it requires. This serves as a key indicator of the insurer's financial resilience and is used by BNM to determine the need for supervisory interventions.

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

        BNM implemented the internal capital adequacy assessment process (ICAAP) regime for the insurance sector in September 2012. This set out the framework for meeting risk-based capital requirements. The ICAAP is a comprehensive and forward looking assessment which requires insurance companies to consider material risks to demonstrate how they will be linked to their capital management program.

Malaysia (Takaful business)—Prudential BSN Takaful Berhad

Overview

        Prudential BSN Takaful Berhad ('Prudential Takaful') (a Prudential joint venture with Bank Simpanan Nasional) was the first overseas insurer to be granted a domestic Takaful License in Malaysia.

        The Takaful business in Malaysia, like the insurance business discussed above, is also regulated by BNM. In addition, Prudential Takaful is required to be a member of the Malaysian Takaful Association ('MTA'), an association for Takaful operators that seeks to improve industry self-regulation through uniformity in market practice and to promote a higher level of co-operation.

        Takaful in Malaysia is considered to be part of mainstream mercantile law, and is subject to the civil court structure. It is not regulated by Shariah law in Shariah courts. However, the operations of a Takaful operator must conform to the rules and requirements of Shariah as regulated in the Takaful Act

1984, which elevates the BNM's Shariah Advisory Council to the position of sole authority on Shariah matters. A Takaful operator is required to establish a Shariah advisory body approved by BNM to which BNM's Shariah Advisory Council will give guidance and advice on operations and business activities. Since 2004, BNM has issued a series of guidelines aimed at fostering the Takaful industry and promoting its orderly growth, including capital adequacy, financial reporting, stress testing and conduct of business rules around product disclosure, suitability and anti-money laundering.

Capital requirements

        BNM issued the Takaful Operational Framework which came into force on 2 January 2012. The regulations further strengthen the operational and valuation requirements of Shariah law, such that the paid-up capital requirement is RM100 million. The regulator also published a new Risk Based Capital framework for Takaful on 30 October 2012. The framework aims to facilitate sound management of capital, aligned to the Takaful operator's risk profile. Full implementation is scheduled for January 2014 but Takaful operators have been required to submit quarterly and annual reports on a parallel basis from March 2013.

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

        The body responsible for regulation of the insurance sector is the Chinese Insurance Regulatory Commission ('CIRC'). CIRC reports directly to the State Council.

        CIRC is authorised to conduct the administration, supervision and regulation of the Chinese insurance market, and to ensure that the insurance industry operates in a stable manner in compliance with the law. CIRC also has local offices in all 31 of the provinces and selected direct administrative cities and regions across the country which set and administer implementation rules and guidelines in the application of the regulations introduced by CIRC, and which regulate many aspects of the insurance companies' activities within the locations for which they are responsible, including conduct and licensing matters.

        CIRC has focused specific attention on the area of risk prevention, with five identified lines of defense against risks, namely internal management and control systems, supervision of solvency adequacy, on-site inspection, fund management regulation and insurance security fund. In response to the global financial crisis, more importance has been attached to the supervision of internal control systems, corporate governance, and market conduct and information disclosure by insurance companies. A classification system has also been developed by the regulator to monitor risks in the industry. Under the system, insurance companies are classified into four groups based on the risk indicators relating to solvency margins, corporate governance, capital management, financial status and market conduct. Different administrative measures may be imposed on different groups.

        The new Chairman of the CIRC has re-emphasised the importance of preventing sales malpractices and embarked on a major exercise of industry self-assessment and regulatory inspection aimed at evaluating and improving the effectiveness of controls over such activities. Further action is expected in this area both in the near future and over the coming years.

        The People's Bank of China ('PBOC') is entrusted with responsibility and authority to regulate all anti-money laundering activities in China and has actively been developing rules and guidance, requiring insurance companies to abide by the PRC's main AML law and regulations in connection with capital investment, transfers and set-up of new branches, and specify senior management's responsibilities on AML.

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

        In March 2012, the CIRC released its plan for the second generation of its solvency framework, to bring it closer to international norms within the next three to five years. Solvency and risk management requirements are expected to be enhanced, but it is too early to assess the impact on insurance companies.

Thailand—Prudential Life Assurance (Thailand) Public Company Limited

Overview

        Prudential Life Assurance (Thailand) Public Company Limited (PLT) holds a life insurance license and is authorised to offer life and general insurance products. This also includes an authorisation to offer products with an investment linked feature.

        PLT is regulated and supervised by the Office of Insurance Commission ('OIC'),the independent regulatory organisation handling day-to-day insurance business affairs and reporting to the Ministry of Finance. The OIC has the power to manage and supervise insurance companies, protect insured persons and the general public, implement policies with respect to insurance funds, and regulate the professional conduct, qualifications and licensing of insurance brokers, agents and actuaries.

        In respect of AML, all life insurance businesses are also regulated by the Anti-Money Laundering Office 'AMLO.' All suspicious reporting is to be made to Thailand's Financial Intelligence Unit ('FIU').

        In the private sector, the Thai Life Assurance Association and the General Insurance Association play an active development role for their membership and support the insurance business as its representative bodies.

        The OIC has a five-year insurance development plan in place covering 2010-2014 that aims to strengthen the Thai insurance system by enhancing standards to meet international norms and to prepare for greater liberalisation in the future. Consultations on proposed regulation focused on how banks and insurance companies sell insurance and investment-related products to their customers occurred in 2012. When implemented, such regulations are expected to require insurance firms to enhance internal systems and controls in firms. The Bank of Thailand regulations on bancasssurance came into effect in January 2013. Under these regulations banks are required to ensure that staff distributing insurance products possess the relevant competence around product knowledge, enhanced disclosure of product yields and the prohibition of bundling insurance products with bank products. It is anticipated that similar regulation for insurance companies will be issued during 2013.

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

        The 2008 amendments to the Life Insurance Act required the implementation of risk-based capital adequacy tests by 2011. Relating to this the OIC issued guidelines in 2011 requiring audited quarterly RBC returns to be filed with them.

Philippines—Pru Life Insurance Corporation of UK

Overview

        Pru Life Insurance Corporation of UK is licensed in the Philippines as a life insurance company and also permitted to offer health, accident and disability insurance.

        The Insurance Code of the Philippines, as amended, ( 'Insurance Code') gives the power to supervise and regulate the operations and business of insurance companies to the Insurance Commission ('IC'). The IC is a government agency under the Department of Finance, and is headed by the Insurance Commissioner. IC regulation and supervision seeks, amongst other things, to ensure that adequate insurance protection is available to the public at a fair and reasonable cost and to ensure the financial stability of the insurance industry so that all legitimate claims of the insured public are met promptly and equitably, and to safeguard the rights and interests of the insured.

Capital Requirements

        Any life insurance company existing, operating, or otherwise doing business in the Philippines with at least sixty percent (60%) foreign equity must meet a minimum capital requirement and also adopt an RBC Framework.

        To strengthen the RBC regulatory framework, a new directive was also issued in 2012 requiring increased capitalization for both life and non-life insurance providers, with a minimum paid-up capital of Php250m (increasing to Php1bn by the end of 2020).

India—ICICI Prudential Life Insurance Company Limited

Overview

        ICICI Prudential Life Insurance Company Limited (Prudential's joint venture with ICICI in which Prudential has a 26 per cent share) is authorised to carry on long-term insurance business in India.

        Insurance is subject to federal regulation in India. The Insurance Regulatory & Development Authority (the 'IRDA') is the key regulator for ICICI Prudential Life Insurance operations. The IRDA's duties include issuing certificates of registration to insurance companies, protecting the interests of policyholders, and regulating, promoting and ensuring the orderly growth of the insurance industry. Regulatory direction is currently focused on corporate governance and disclosures to stakeholders. The IRDA's regulations also encourage the sale of insurance to customers in rural parts of India.

        There has been a significant volume of regulatory developments in India since 2010 designed to shift the emphasis of the industry away from products which are mostly investment oriented and encourage more traditional savings and protection. The most significant changes relate to product regulation of investment-linked policies known as unit-linked insurance policies (ULIPS) with initiatives to rationalise ULIP product features, including through increased minimum lock-in periods and terms and requirements of minimum guaranteed rates of return and payouts. Regulatory initiatives or changes have also included streamlining of the product approval process and product rules for traditional products.

        In late 2011, the Finance Ministry formed four committees to prepare a roadmap for the insurance industry, tasked to look into issues relating to insurance penetration, product development and the regulatory framework, these committees engage with industry bodies, ratings agencies and the Finance Ministry.

        A number of developments aimed at fostering the growth of the insurance industry are underway. The IRDA is currently exploring tax incentives for life insurance and the Finance ministry is currently engaged in discussion with the industry. In October 2012, the cabinet approved an amendment to the Insurance Bill 2008 to raise the FDI from 26 per cent to 49 per cent, with the increase now pending approval by the Indian Parliament. In the same month, the IRDA also issued draft regulations on the Bancassurance business to help foster the growth of the insurance industry that would permit a bank to act as a corporate agent or a broker (the latter requiring the bank to terminate existing partnerships), and to also tie up with life, non-life and health insurers up to a maximum of 20 locations across India. This limits the outreach of ICICI Prudential Life's products and may hamper servicing of customers in provinces where the banks have no permissions to distribute these products.

        The Reserve Bank of India and the IRDA recently initiated probes into allegations by an online Indian investigative media outlet that sales practices at certain Indian banks (including ICICI Bank) and insurance companies (including ICICI Prudential Life Insurance Company Limited) would have permitted or facilitated money-laundering transactions in violation of local law. It is too early to predict whether such allegations, some of which involve offers to sell insurance products (including those of ICICI Prudential Life Insurance Company Limited), might lead to additional regulatory actions against the implicated Indian insurance companies whose products were allegedly offered.

Capital Requirements

        There are proposals to develop a risk based capital regime in India. Every insurer must maintain an excess of assets over liabilities and the Required Solvency Margin for an insurer is the higher of Rs.500 million or formulaic calculation of net premium or formulaic calculation of net claims.

Indonesia—PT. Prudential Life Assurance

Overview

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

        The insurance industry is regulated by the Insurance Bureau under the Capital Market and Financial Institution Supervisory Board ('Bapepam-LK') of the Ministry of Finance ('MoF'). Currently, Bapepam-LK is in the transitional period to becoming Otoritas Jasa Keuangan (OJK). OJK is the newly established financial sector regulator that is going to replace all Bapepam-LK functions, including Investment Management Bureau, insurance, pension funds, financing companies and banking industry supervision by Bank Indonesia (the Indonesian central bank). OJK became partially operational in January 2013, since taking over supervision of Non-Bank Financial Institutions (NBFIs). The transition of supervision of the banking sector is expected to be completed by end 2013.

        The MoF issues decrees on, among other things, licensing of insurance companies, business conduct, auditing, solvency, fit and proper test for directors and commissioners of insurance companies,

Shariah insurance and Know Your Customer (KYC) principles. These decrees are usually supplemented by implementing regulations issued by the Bapepam LK.

        The local Life Insurance Association ('AAJI') continues to act as a conduit between insurers and the MoF and Bapepam LK in terms of the development of new regulations and guidelines. Insurance sales forces are licensed by the AAJI.

        The implementation of anti-money laundering controls in the insurance industry is monitored by the Indonesian Financial Transaction Reports and Analysis Center (the 'PPATK').

        In January 2012, the MoF issued draft regulations governing product development and distribution which were implemented in the first quarter of 2013. Insurers are now required to develop and implement strategic product plans, including relevant risks to be integrated in the organisational risk management framework and adhere to detailed disclosure requirements relating to product sales and marketing materials.

Capital Requirements

        The minimum capital requirement for insurers who operate in Indonesia was Rp 40 billion, which was increased to Rp 70 billion at the end of 2012 and will increase again to Rp 100 billion by 2014 to 'encourage tighter market consolidation.'

Japan—PCA Life Insurance Company Limited ('PCA Life Japan')

Overview

        The Financial Services Agency of Japan (the 'JFSA') regulates insurance companies and other financial institutions. In particular, the Insurance Business Division of the JFSA specifically undertakes the supervision of insurance companies. PCA Life Japan is licensed by the Prime Minister of Japan (who delegates most of the supervisory functions to the JFSA) as a life insurance company. PCA Life Japan ceased underwriting new policyholder contracts from 15 February 2010.

Capital Requirements

        The Insurance Business Law requires insurance companies to demonstrate financial soundness by maintaining a solvency margin ratio of greater than 200% and a positive adjusted net capital balance. Any insurance companies failing to comply will be subject to administrative actions including business suspension.

        The JFSA has recently revised and enhanced its inspection criteria regarding reinsurers' financial strength and its integrated risk management schemes.

Vietnam—Prudential Vietnam Assurance Private Limited

Overview

        Prudential Vietnam Assurance Private Limited is licensed and regulated by the Ministry of Finance of Vietnam (the 'MoF') as a life insurance company. An insurance company is not permitted to operate both life and non-life insurance at the same time, except in the case of a life insurance company that offers personal health and protection care insurance as a supplement to life insurance.

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

Capital Requirements

        10 out of the 11 Life insurance companies in Vietnam are foreign-owned, and influenced by the need to have funds of at least 600 billion dong (US $31 million) in capital—a requirement beyond the reach of most Vietnamese owned companies.

Cambodia—Prudential Cambodia

        Prudential Cambodia was granted in-principle approval from Cambodia's Ministry of Economy and Finance in June 2012 to establish life insurance operations in that country. A representative office has been established in Phnom Penh and started selling life insurance policies in January 2013.

2.    Regulation of investment and funds businesses and other regulated operations

        Prudential conducts investment and fund businesses through subsidiaries or joint ventures in the following countries in Asia: Hong, Kong, Japan, Korea, Taiwan, The People's Republic of China, India, Singapore, Malaysia, Dubai, Vietnam and Indonesia. All operations are authorised and licensed by the relevant authorities, or exempted from licensing under the relevant regulations.

        On 14 February 2012, the Asia Fund Management operations (except joint venture companies) was rebranded Eastspring Investments, and the new brand replaced a number of different business names that the asset management business had operated under across Asia.

        All of the relevant authorities generally have broad supervisory and disciplinary powers, including, among others, the power to set minimum capital requirements, to temporarily or permanently revoke the authorization to carry on regulated business, to suspend registered employees/licensed representatives, and to invoke censures and fines for both the regulated business and its registered employees/licensed representatives. Although the detail of regulation varies, common features of the regulatory regimes in each jurisdiction tend to include investment restrictions, advertising codes, disclosure requirements in prospectuses and/or marketing materials, and requirements to seek unit holders' approvals in certain instances, provision of financial statements and other periodic disclosures to regulators, audits by regulators and so on.

Hong Kong

        Products and services offered by Prudential in Hong Kong are regulated under separate statutory regimes by different regulatory bodies, including the Hong Kong Securities and Futures Commission ('HKSFC'), the Hong Kong Monetary Authority and the Mandatory Provident Fund Schemes Authority ('MPFA').

        The MPFA regulates the compulsory Mandatory Provident Fund ('MPF'). In addition, the selling of MPF products by agents is regulated by the MPFA. The MPFA is responsible for the licensing and supervision of trustees who wish to administer MPF schemes and MPF intermediaries.

        The Securities and Futures Ordinance ('SFO') and other subsidiary legislation govern the key regulatory requirements in Hong Kong relating to licensing requirements for persons carrying out regulated activities, including dealing in securities, advising on securities, fund management, market conduct, disclosure of interests, offering document requirements for securities and products including mutual funds and unit trusts, as well as investment-linked assurance products. The HKSFC is the statutory body responsible for the administration of the SFO and the related subsidiary legislations and rules.

        The Hong Kong branch of PAC is regulated by the HKSFC for its operations relating to investment linked products. It is also registered with the MPFA as a MPF corporate intermediary.

        Eastspring Investments (Hong Kong) Limited, incorporated in Hong Kong, is a wholly owned subsidiary of Prudential Plc. It is licensed with the HKSFC and authorised to deal in and advise on securities and undertake asset management activities in Hong Kong. It also holds a QFII (Qualified Foreign Institutional Investors) license issued by the China Securities Regulatory Commission ('CSRC'). The company is also registered with the Korea Financial Supervisory Service (KFFS) as an offshore investment advisor for investment advisory business and investment discretionary management business. The funds registered in Hong Kong by Eastspring Investments (Hong Kong) are also registered in Macau with the Monetary Authority of Macau.

        BOCI-Prudential Asset Management Limited ('BOCIP'), incorporated in Hong Kong, is a joint venture between Prudential Corporation Holdings Limited (36 per cent) and BOCI Asset Management Limited (64 per cent). BOCIP is licensed by the HKSFC and is authorised to deal in and advise on securities, advise on corporate finance, advise on futures contracts and undertake asset management activities. It is also registered with the MPFA as an MPF corporate intermediary. It also holds a QFII license issued by the CSRC. The investment funds registered in Hong Kong by BOCIP are also registered in Macau with the Monetary Authority of Macau.

        BOCI-Prudential Trustee Limited is a joint venture between Prudential Corporation Holdings Limited (36 per cent) and BOC Group Trustee Company Limited (64 per cent). The company is incorporated in Hong Kong and is an approved trustee under the Mandatory Provident Fund Schemes Ordinance and an associated entity to the BOCIP under the SFO.

Japan

        Eastspring Investment Limited (known until February 2012 as PCA Asset Management Limited) is registered with the Kanto Local Finance Bureau under the Financial Services Agency ('JFSA') to engage in (a) second financial instruments business, (b) investment management business, (c) investment advisory & agency business and (d) ancillary business under the Financial Instruments and Exchange Act ('FIEA')

        The company is also a member of the Investment Trusts Association, Japan and the Japan Investment Advisers Association. Both associations are self-regulatory bodies under FIEA. Eastspring Investment Limited is required to comply with the policies and regulations issued by these associations, which are authorised to conduct on and off-site inspection in addition to the inspection conducted by the Securities and Exchange Surveillance Commission which is part of FSA.

        Under its registration in respect of the second financial instruments business, the company is permitted to explain products being sold but cannot effect actual sales of Eastspring Investments Limited's funds directly to investors. It does not therefore set up or maintain customer accounts for purposes of investment in Prudential's funds or their settlement, which may only be opened at relevant distributors such as registered financial institutions and type one financial instruments business operators like securities companies.

Korea

        Prudential conducts a fund business in Korea through an indirect, wholly-owned subsidiary, Eastspring Asset Management Korea Co. Ltd. The bodies responsible for the regulation of asset management companies, investment advisers and discretionary management companies are the Financial Services Commission ('FSC') and its executive arm, the Financial Supervisory Service ('FSS').

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

Taiwan

        The body responsible for regulation of securities investment trust enterprises ('SITE'), securities investment consulting enterprises ('SICE') and discretionary investment businesses is the Securities and Futures Bureau ('SFB') under the Financial Supervisory Commission ('FSC'). The SFB is responsible for promulgating laws, regulations and policies in relation to these business areas.

        Eastspring Investment Trust Co. Ltd is registered as a SITE with the FSC. It is compulsory that all SITEs are members of the Securities Investment Trust and Consulting Association ('SITCA'), a self-regulatory organisation ('SRO'). SITCA supports the regulatory and administrative operations entrusted to the SFB by adopting self-regulatory rules and overseeing self-regulation by its members, establishing a membership disciplinary framework and carrying out matters that the SFB has authorised it to handle, such as previewing product filing documents before submission for the SFB's final review. SITCA also acts as liaison between the SFB and its members for matters of business development.

China

        CITIC-Prudential Fund Management Company Limited, a joint venture between Prudential and CITIC Group (China International Trust and Investment Corporation), is regulated by the China Securities Regulatory Commission ('CSRC'). The CSRC supervises the establishment of fund management companies ('FMCs') and the launch of securities investment funds.

        The legislative framework of China's fund industry comprises the China Securities Investment Funds Law (the 'Fund Law') and a set of ancillary regulations (the 'Fund Regulations'). While the Fund Law and Fund Regulations articulate the rules and requirements which must be adhered to by all FMCs, the supervisory approach of CSRC, to a certain extent, is also principles- based. The Chinese authorities aim to protect the legitimate rights and interests of investors and other relevant parties, and thereby to promote the healthy development of securities investment funds and securities markets. The CSRC has slowly started a process of deregulation. One major deregulation measure in 2010 was to lift the control over product approvals, which enables FMCs to launch more fund products.

        The National People's Congress ('NPC'), China's top legislator, has approved the revised Fund Law to take effect in June 2013. The key proposed changes include registration of hedge funds, which will for the first time provide hedge funds opportunity to register with the regulator, as well as having a regulatory framework in place. The changes will also allow individual ownership of fund management companies, which will help to diversify the shareholding structure of EMCs and makes ESOP(s) possible as incentive schemes. Lastly, the changes will lift personal trading and investment restrictions. The changes to the investment restrictions will provide funds with more flexibility in investment activities and offer more opportunity for product innovation.

India

        ICICI Prudential Asset Management Company Limited ('AMC'), a joint venture between Prudential and ICICI Bank Ltd., is approved by the Securities and Exchange Board of India ('SEBI') to act as

Investment Manager of ICICI Prudential Mutual Fund (the 'Fund'). The Fund was set up as a Trust sponsored by Prudential (through its wholly owned subsidiary Prudential Corporation Holdings Ltd) and ICICI Bank Ltd. ICICI Prudential Trust Limited (the 'Trust Company'), is the Trustee to the Fund.

        Mutual funds in India are comprehensively regulated by the guidelines and statutes promulgated under the SEBI (Mutual Funds) Regulations, 1996, the Indian Trusts Act, 1882, relevant provisions of the Companies Act 1956 and other applicable laws.

        All mutual funds are required to be in the form of trusts. The trustee functions are carried out by separately established trust companies or boards of trustees. In all cases, the trust deed must be approved by the SEBI. AMC has obtained registration from the SEBI to act as a Portfolio Manager under SEBI (Portfolio Managers) Regulations 1993. AMC under its portfolio management license has also been appointed as the investment manager by the Trust for managing the scheme launched under the ICICI Prudential Venture Capital Fund.

        In 2005, SEBI confirmed it had no objection to AMC undertaking Advisory Services to Offshore Funds. AMC has commenced the provision of Advisory Services and has also applied to set up a venture capital fund ('VCF') in India.

        A key regulatory developments in 2012 was to permit mutual funds/asset management companies to charge service tax on investment and advisory fees to the scheme in addition to the maximum limit of TER, with service tax on other than investment and advisory fees, if any, borne by the scheme within the maximum limit of TER.

Singapore

        Eastspring Investments (Singapore) Limited ('Eastspring Singapore'), an indirect wholly owned subsidiary of Prudential plc, has been issued a Capital Markets Services ('CMS') license, to conduct the regulated activities of fund management and dealing in securities by the MAS. In addition, Eastspring Singapore is admitted by the Central Provident Board ('CPF') as a Fund Management Company ('FMC') under the CPF Investment Scheme ('CPFIS') and may manage unit trusts included under the CPFIS. It is also registered with the U.S. Securities and Exchange Commission as a registered investment adviser under the Investment Advisers Act of 1940; the Financial Services Commission of South Korea, as a Cross border Investment Advisor under the Capital Market Consolidation Act and SEBI, under the SEBI (Foreign Institutional Investors) Regulations, 1995. Eastspring Singapore is also registered as a Qualified Institutional Investor with Japan's Financial Supervisory Authority, and is relying on the Class Order Exemption CO 03/1102 from the Australian Securities and Investments Commission for exemption from the need to hold an Australian financial services license for provision of services to wholesale clients in Australia.

        Prudential Property Investment Management (Singapore) Pte. Ltd. ('Prupim SGP') is an indirect wholly-owned subsidiary of Prudential plc. It is a real estate fund management company, and operates in Singapore as an exempt fund manager and exempt financial adviser under the Securities and Futures Act and the Financial Advisers Act respectively. As an exempt fund manager and exempt financial adviser, Prupim SGP provides services to not more than 30 qualified investors (for fund management services) and accredited investors (for financial advisory services).

        Key regulatory developments in 2012 included the following:

  •
  A new regime on disclosure of interests in entities listed on the Singapore Exchange Securities Trading Limited ('SGX') came into effect, streamlining and enhancing the disclosure of interests in SGX-listed entities;

  •
  An enhanced regulatory regime for FMCs took effect under which all FMCs have to meet enhanced business conduct and capital requirements; and

  •
  MAS introduced a regulatory framework for credit rating agencies, under which they will be regulated under the Securities and Futures Act.

        New requirements for mandatory reporting of certain OTC derivative transactions were also introduced. MAS has proposed requiring central clearing for two initial types of instruments, US dollar interest rate swaps ('IRS'), Singapore dollar IRS and non-deliverable forwards ('NDF') in selected Asian currencies (if one leg of the contract is booked in Singapore) with approved central clearing party and mandatory reporting of such transactions to trade repositories if it exceeds a certain clearing/reporting threshold.

Malaysia

        Eastspring Investments Berhad (formerly known as Prudential Fund Management Berhad) was incorporated in November 2000 and is a wholly owned subsidiary of a Malaysian incorporated company, Nova Sepadu Sdn Bhd, which is in turn a subsidiary of Prudential.

        Eastspring Al Wara' Investments Berhad (formerly known as Prudential Al-Wara' Asset Management Berhad)was incorporated in June 2009 and is a wholly owned subsidiary of Prudential Corporation Holdings Ltd. Eastspring Al Wara' Investments Berhad is an Islamic Shariah compliance asset management company.

        Eastspring Investments Berhad and Eastspring Al Wara' Investments Berhad are both regulated by the Securities Commission (the 'SC'), a statutory body formed under the Securities Commission Act 1993 (SCA) and Capital Markets Services Act 2007 (CMSA), which reports to the Minister of Finance. The SC pursues an intensive and comprehensive approach to the oversight of firms and markets.

        The SC has recognised the Federation of Investment Managers Malaysia (FIMM) as a self-regulatory organisation (SRO) for the unit trust industry. As an SRO, FIMM will regulate its own members while also ensuring that investors are protected and public interests are upheld. This complements the SC's efforts to ensure a more efficient and effective regulatory regime without compromising investor protection.

        In addition, under a notable 2011 reform, the key Guidelines on Compliance Function for Fund Managers were revised to enhance client asset protection and raise compliance standards to safeguard the interests of investors. This included obligations on fund management companies to make adequate arrangements to safeguard clients' ownership rights on all clients' assets, ensure that the client assets are properly accounted for at all times and perform an annual evaluation of custodians.

Dubai

        Eastspring Investments Limited ('Eastspring Investments Dubai') was incorporated in the Dubai International Financial Centre ('DIFC') in September 2006. Eastspring Investments Dubai is an ultimately wholly-owned subsidiary of Prudential Plc. Eastspring Investments Dubai is regulated by the Dubai Financial Services Authority ('DFSA'), which is the independent regulator for DIFC. Eastspring Investments Dubai holds a license for arranging credit or deals in investments, advising on financial products or credit and has a retail endorsement on its license. The supervisory approach of DFSA, to a large extent, is risk-based.

        In June 2012, DFSA announced the enactment of two new laws which, among other things, brought about a number of significant changes to prospectus disclosure, what activities constitute an offer, market misconduct provisions and corporate governance. The new laws are designed to promote investor protection in a manner that better aligns the DIFC to international standards.

        New regulations for mutual funds came into effect on 26 August 2012. All marketing of foreign funds will need to occur through a local promoter and all such funds will need to be approved by the

Emirates Securities and Commodities Authority ('ESCA'). There is a grace period of one year for firms currently servicing the market. Eastspring Investments Dubai markets funds through platforms operated by local distributors. These distributors are in the process of having all funds on their platforms approved. We will need to monitor this process and maintain contact with trade bodies to ensure we fully understand how this regulation is being implemented in practice.

Vietnam

        Eastspring Investments Fund Management Limited Liability Company ('Eastspring Investments Vietnam') was established and operates under a business registration for securities investment fund management and securities portfolio management.

        Prudential Vietnam Assurance Private Limited is the sole owner of Eastspring Investments Vietnam.

        Eastspring Investments Vietnam is regulated by the State Securities Commission of Vietnam ('SSC'), which is overseen by the Ministry of Finance ('MoF'). In keeping with its mandate to establish and develop the securities markets, the SSC supervises the organisation, and operation of securities investment funds and fund management companies.

Indonesia

        PT. Eastspring Investments Indonesia ('Eastspring Investments Indonesia') was established on 24 March 2011, owned 99% by Eastspring Investments (Hong Kong) Limited and 1% by PT. Prudential Life Assurance. Eastspring Investments Indonesia received its Asset Management Company license on 25 April 2012, which was granted Bapepam-LK. Eastspring Investments Indonesia is currently exclusively regulated and supervised by the Investment Management Bureau of Bapepam-LK. (As discussed above under 'Regulation of insurance business—Indonesia—PT Prudential Life Assurance', Bapepam-LK is in the transitional period to becoming OJK.) This operating license authorised Eastspring Investments Indonesia to perform fund management of collective investment portfolios and discretionary fund portfolios. In addition, Eastspring Investments Indonesia is also allowed to provide investment advisory services regarding the purchase and sale of securities by its clients but without receiving any financial compensation. This condition of non-compensation for the investment advisory service shall apply as long as Eastspring Investments Indonesia has no investment advisory license.

United States

        Eastspring Investments Incorporated ('Eastspring Investments USA') was incorporated in the State of Delaware in April 2012 and the business was launched in August 2012. Eastspring Investments USA is an indirect wholly owned subsidiary of Prudential plc.

        Eastspring Investments USA is not engaged in providing investment management services or in broker-dealer activity. On behalf of its affiliate, Eastspring Investments (Singapore) Ltd. ('Eastspring Investments Singapore'), Eastspring Investments USA serves as a 'solicitor' as that term is defined under the provisions of the Investment Adviser Act of 1940 and the rules thereunder. Eastspring Investments Singapore is registered with the U.S. Securities and Exchange Commission as a registered investment adviser, and, although its solicitation activity is regulated under the Investment Adviser Act of 1940, Eastspring Investments USA is not required to be separately registered with the U.S. Securities and Exchange Commission.

        Certain US states and local governmental bodies may require that individuals engaged in solicitation activity be either registered or otherwise qualify for an exemption to be soliciting in that jurisdiction. Based on its solicitation activity on behalf of Eastspring Investments Singapore, Eastspring Investments USA is subject to the solicitation restrictions and filings of those individual states, as applicable.

 US Supervision and Regulation

Overview

        Prudential conducts its US insurance activities through Jackson, a life insurance company licensed to transact its insurance business in, and subject to regulation and supervision by, the District of Columbia, the Cayman Islands and 49 of the 50 states. Jackson operates a subsidiary, Jackson National Life Insurance Company of New York, in the state of New York. The extent of such regulation varies, but most jurisdictions have laws and regulations governing the financial aspects of insurance companies, including standards of solvency, reserves, reinsurance and capital adequacy and the business conduct of insurance companies. In addition, statutes and regulations usually require the licensing of insurers and their agents and the approval of policy forms and related materials. These statutes and regulations in a US insurance company's state of domicile (Michigan in the case of Jackson) also regulate the investment activities of insurers.

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

        In 2012, the New York insurance authorities commenced a triennial examination of Jackson National Life of New York for the examination period of 1 January 2009 through 31 December 2011. Michigan insurance authorities commenced an examination of Jackson in 2012 for the period 1 January 2009 through 31 December 2011. There have been no material findings to date in the examinations by the Michigan and New York authorities.

        Jackson's ability to pay shareholder dividends is limited under Michigan insurance law. The Commissioner of the Michigan Office of Financial and Insurance Regulation (the 'Michigan Insurance Commissioner') may limit, or not permit, the payment of shareholder dividends if the Michigan Insurance Commissioner determines that an insurer's surplus, as regards policyholders, is not reasonable in relation to its outstanding liabilities and is not adequate to meet its financial needs as required by Michigan insurance law. Jackson must report any shareholder dividends to the Michigan Insurance Commissioner before they can be paid. In the case of an extraordinary shareholder dividend or distribution, an insurer may not pay the dividend or distribution until 30 days after the Michigan Insurance Commissioner has received notice of the declaration and has not disapproved, or has approved, the payment within that period. For this purpose, an extraordinary dividend or distribution means any dividend or distribution of cash or other property where the fair market value, together with that of other dividends or distributions that an insurer made within the preceding twelve months, exceeds the greater of 10 per cent of the insurer's surplus, as regards policyholders as of 31 December of the immediately preceding year, or the net gain from operations of the insurer, not including realised capital gains, for the prior year. In 2010, 2011 and 2012, Jackson paid shareholder dividends to Prudential plc of US$275.0 million, US$530.0 million, and US$400.0 million respectively.

        State regulators also require prior notice or regulatory approval of changes in control of an insurer or its holding company and of certain material transactions with affiliates. Under New York and Michigan insurance laws and regulations, no person, corporation or other entity may acquire control of an insurance company or a controlling interest in any parent company of an insurance company, unless that person, corporation or entity has obtained the prior approval of the regulator. For the purpose of each of New York and Michigan law, any person acquiring, directly or indirectly, 10 per cent or more of the voting securities of an insurance company is presumed to have acquired 'control' of the company. To obtain approval of any change in control, the proposed acquirer must file an application with the New York Superintendent of Insurance or the Michigan Insurance Commissioner, as appropriate. This application requires the proposed acquirer to disclose, among other information, its background, financial condition, the financial condition of its affiliates, the source and amount of funds by which it will effect the acquisition, the criteria used in determining the nature and amount of consideration to be paid for the acquisition, proposed changes in the management and operations of the insurance company and other related matters. The Michigan Insurance Commissioner can grant an exemption from filing an application if an acquisition does not have the effect of changing or influencing control.

        On 4 September 2012, with applicable regulatory approvals, Jackson completed the purchase of SRLC America Holding Corp ('SRLC') from Swiss Re Life Capital Ltd. ('Swiss Re') for a consideration of US$587 million which is subject to finalisation of completion procedures. Reassure America Life Insurance company (REALIC), an Indiana domiciled life insurer, was a wholly owned subsidiary of SRLC and the primary business entity under SRLC prior to the transaction. Certain REALIC business was excluded from the purchase through 100 per cent coinsurance transactions executed prior to the sale between REALIC and Swiss Re and its affiliates. Under the Michigan insurance law, value of business acquired ("VOBA") is reported as an admitted asset if certain criteria are met. In relation to the acquisition of REALIC and pursuant to Michigan insurance law at 31 December 2012, Jackson reported approximately US$470.1 million of statutory basis VOBA, which is fully admissible. Accordingly, the acquisition had no impact on Jackson's statutory basis capital and surplus at the acquisition date. On 31 December 2012, with applicable regulatory approvals, REALIC was merged with and into Jackson.

Guaranty associations and similar arrangements

        Each of the 50 states of the United States, the District of Columbia and the Commonwealth of Puerto Rico has laws requiring insurance companies doing business within their jurisdictions to participate in various types of guaranty associations or other similar arrangements. These associations and arrangements provide certain levels of protection to policyholders from losses under insurance policies issued by insurance companies that become impaired or insolvent. Typically, these associations levy assessments, up to prescribed limits, on member insurers on a basis that is related to the member insurer's proportionate share of the business in the relevant jurisdiction of all member insurers in the lines of business in which the impaired or insolvent insurer is engaged. Some jurisdictions permit member insurers to recover assessments that they paid through full or partial premium tax offsets, usually over a period of years. In 2012, Jackson increased its reserve for future guarantee fund assessments by $20.1 million as a result of the announced liquidation of the Executive Life Insurance Company of New York. Prudential Group estimated its reserve for future guarantee fund assessments for Jackson to be US$23 million at 31 December 2011. Prudential estimated its reserve for future guarantee fund assessments for Jackson to be US$39.6 million at 31 December 2012. Prudential believes this reserve to be adequate for all anticipated payments for known insolvencies.

Asset valuation reserve

        State regulators generally require that insurers establish an asset valuation reserve that consists of two components: a 'default component' to provide for future credit-related losses on fixed income investments and an 'equity component' to provide for losses on all types of equity investments. The asset valuation reserve establishes statutory reserves for fixed maturity securities, equity securities, mortgage loans, real estate, derivative instruments and other invested assets. The reserve is designed to provide for a normalised level of future losses based on the credit rating of each individual investment. The level of reserves is based on both the type of investment and its rating. Contributions to the reserve may result in a reduction in Jackson's unassigned surplus, which, in turn, may reduce funds available for shareholder distributions. The extent of the impact of the asset valuation reserve on Jackson's statutory surplus depends in part on the future composition of the investment portfolio.

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

The National Association of Insurance Commissioners ratios

        On the basis of statutory financial statements that insurers file with state insurance regulators, the National Association of Insurance Commissioners annually calculates 12 financial ratios to assist state regulators in monitoring the financial condition of insurance companies. A usual range of results for each ratio is used as a benchmark and departure from the usual range on four or more of the ratios can lead to inquiries from individual state insurance departments. In 2012, none of Jackson's ratios fall outside the usual range.

Policy and contract reserve sufficiency analysis

        State insurance laws require life insurance companies to conduct annually an analysis of the sufficiency of its life and annuity reserves. A qualified actuary must submit an opinion that states that the reserves, when considered in the light of the assets that an insurance company holds with respect to such reserves, make good and sufficient provision for the associated contractual obligations and related expenses of the insurance company. If a qualified actuary cannot provide such an opinion, then the insurance company must set up additional reserves by moving funds from surplus. The 2011 opinion has been submitted to the Michigan Office of Financial and Insurance Regulation without any qualifications.

Jackson's capital and surplus

        Michigan insurance law requires Jackson, as a domestic life insurance company, to maintain at least US$7,500,000 in unimpaired capital and surplus. In addition, insurance companies are required to have sufficient capital and surplus to be safe, reliable and entitled to public confidence.

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

        As a Michigan domiciled insurer, Jackson is subject to a prescribed accounting practice that, under certain circumstances, allows an insurer to include the 'value of business acquired' as an admitted asset in excess of the amount allowed under NAIC guidance. At 31 December 2012, as a result of the acquisition of REALIC, Jackson has admitted US$242 million of value of business acquired in excess of the amount allowed under NAIC guidance.

        Jackson has received approval from the Michigan Office of Financial and Insurance Regulation regarding the use of a permitted accounting practice. This permitted practice allows Jackson to carry certain interest rate swaps at book value as if statutory hedge accounting were in place instead of at fair value as would have been otherwise required. The permitted practice is effective 31 December 2012 and expires with the period ending 30 September 2013 unless extended by the Michigan Insurance Commissioner. The effects of this permitted practice may not be considered by the company when determining the surplus available for dividends, nor the nature of dividends as ordinary or extraordinary.

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

        At 31 December 2012 the Company's total adjusted capital under the National Association of Insurance Commissioners' definition substantially exceeded Michigan standards.

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

Implementation of US Foreign Account Tax Compliance Act ('FATCA') provisions

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

        Legislation incorporating provisions referred to as FATCA was passed in the US on 18 March 2010. The legislation and subsequent final regulations released in January 2013, requires Foreign Financial Institutions (FFIs) (such as Prudential plc and many of its subsidiaries) to enter into an FFI agreement, which requires the FFI to undertake due diligence procedures to identify and provide information on accounts held by US persons and US-owned foreign entities, or otherwise face a 30 per cent withholding tax on certain payments made to the FFI. In addition, FFIs that have entered into an FFI agreement may be required to withhold on certain payments made to FFIs that have not entered into an FFI Agreement, account holders who fail to provide sufficient information to classify an account as a US or non-US account, and US account holders who do not agree to the FFI reporting certain account related information to the IRS.

        Since 2012, the US Treasury has been negotiating intergovernmental agreements (IGA) with a number of countries which will result in those countries embedding the FATCA provisions into their domestic law. This development should have the added benefit of significantly reducing any withholding obligations on payments by US companies or FFIs to other companies or customers in these IGA countries. On 12 September 2012, the United Kingdom and the United States entered into an IGA which is expected to be implemented into UK law as part of the Finance Bill 2013 and related regulations. Prudential plc will be subject to the information collection and sharing required under this IGA, although non-UK branches of Prudential plc and non-UK subsidiaries of Prudential plc that are FFIs will not be subject to the UK-US IGA. These non-UK branches and subsidiaries will instead be required to either comply with an IGA in their home jurisdictions (if any), or comply with the FATCA provisions and final regulations. Any applicable IGA may require compliance with the FATCA provisions and final regulations, as modified by the relevant IGA.

        FATCA will have an impact on many of Prudential's non-US businesses in the UK and Asia, and will require a review and enhancement of existing practices to ensure FATCA compliance. A Group-wide project has been set up by Prudential to manage the implementation of the new practices. All of Prudential's businesses have established formal project structures to deliver the requirements within the timescales.

        The start date for implementation of the FATCA regime, including withholding on certain US source payments and the implementation of certain account diligence procedures, was recently changed from 1 January 2013 to 1 January 2014 and certain provisions may be further delayed. Complying with the required identification, withholding and reporting obligations is expected to require significant review and focus in an FFI's compliance and reporting framework. We are following developments regarding FATCA closely, and are coordinating with all relevant authorities.

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

Securities laws

        Jackson, certain of its affiliates and certain policies and contracts that Jackson issues are subject to regulation under the federal securities laws administered by the US Securities and Exchange Commission (the 'SEC'). The primary intent of these laws and regulations is to protect investors in the securities markets and generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the conduct of business for failure to comply with such laws and regulations and (in the case of broker dealers) to impose capital and related requirements. Jackson may also be subject to similar laws and regulations in the states in which it provides investment advisory services, offers the products described above or conducts other securities-related activities.

        Jackson National Asset Management, LLC ('JNAM') is registered with the SEC as an investment adviser pursuant to the Investment Advisers Act of 1940, as amended (the 'Investment Advisers Act'). JNAM is registered as a transfer agent pursuant to the Securities Exchange Act of 1934, as amended (the 'Securities Exchange Act'). The investment companies (mutual funds) for which JNAM serves as an investment adviser are subject to SEC registration and regulation pursuant to the Securities Act of 1933, as amended (the 'Securities Act'), and the Investment Company Act of 1940, as amended (the 'Investment Company Act'). Certain of the mutual funds advised by JNAM underlie variable products offered by Jackson. In addition, each variable annuity and variable life product sponsored by Jackson is subject to SEC registration and regulation pursuant to the Securities Act and the Investment Company Act, and applicable state insurance and securities laws. Each variable annuity and variable life product is organised as a separate account that is a unit investment trust.

        Effective 31 December 2012, the U.S. Commodity Futures Trading Commission ('CFTC') eliminated an exclusion previously available to the mutual funds from the definition of a 'commodity pool' under the Commodity Exchange Act ('CEA'). Consequently, certain of the mutual funds became a commodity pool and became subject to the requirements of the CEA and the rules of the CFTC promulgated thereunder. As of 1 January 2013, JNAM is registered with the CFTC and the National Futures Association ('NFA') as a 'commodity pool operator' and is acting as a 'commodity pool operator' with respect to the operation of certain of the mutual funds as 'commodity pools' under and pursuant to the CEA, as applicable. The full impact of these new requirements on JNAM and the mutual funds is uncertain at this time. However, the new requirements will cause JNAM and the mutual funds to incur additional regulatory compliance and reporting expenses. The effects of these regulatory changes could reduce investment returns or harm the mutual fund's ability to implement its investment strategy.

        Curian Capital, LLC ('Curian Capital') is registered with the SEC pursuant to the Investment Advisers Act and is also registered or notice filed in all applicable states. Curian serves as an investment adviser to certain investment companies. The investment companies (mutual funds) for which JNAM serves as an investment adviser are subject to SEC registration and regulation pursuant to the Securities Act and Investment Company Act. Certain of the mutual funds advised by Curian Capital underlie variable products offered by Jackson. In addition, each variable annuity and variable life product sponsored by Jackson is subject to SEC registration and regulation pursuant to the Securities Act and the Investment Company Act, and applicable state insurance and securities laws. Each variable annuity and variable life product is organised as a separate account that is a unit investment trust.

        As of 1 January 1, 2013, Curian Capital is registered with the CFTC and the NFA as a 'commodity pool operator' and is acting as a 'commodity pool operator' with respect to the operation of certain of the mutual funds as 'commodity pools' under and pursuant to the CEA, as applicable. The full impact of these new requirements on Curian Capital and the mutual funds is uncertain at this time. However, the new requirements will cause Curian Capital and the mutual funds to incur additional regulatory compliance and reporting expenses. The effects of these regulatory changes could reduce investment returns or harm the mutual fund's ability to implement its investment strategy.

        Curian Clearing, LLC is registered as a broker-dealer with the SEC pursuant to the Securities Exchange Act, and is registered as a broker-dealer in all applicable states. In addition, Curian Clearing, LLC is a member firm of the Financial Industry Regulatory Authority (the 'FINRA'), subject to its supervisory and regulatory requirements.

        Jackson National Life Distributors LLC is registered as a broker-dealer with the SEC pursuant to the Securities Exchange Act, and is registered as a broker-dealer in all applicable states. In addition, Jackson National Life Distributors LLC is a member firm of the FINRA, subject to its supervisory and regulatory requirements.

        National Planning Holdings, Inc. ('NPH') owns four retail broker dealers, being IFC Holdings, Inc. (doing business as INVEST Financial Corporation), ('IFC'), Investment Centers of America, Inc ('ICA'), National Planning Corporation ('NPC') and SII Investments, Inc. ('SII'). These entities conduct business as securities broker-dealers, investment advisers, and insurance agencies (or affiliated with insurance agencies), and are licensed and qualified to transact business pursuant to their respective registration on licensure with the SEC, state securities and insurance authorities, and membership with FINRA and the

Municipal Securities Rulemaking Board. NPC, SII, and ICA are also registered with the CFTC, and are members of the NFA for purposes of commodities and futures trading.

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

        To the extent that PPM America or the NPH broker-dealers manage accounts with assets of employee benefit plans subject to the Employee Retirement Income Security Act of 1974 ('ERISA'), or the Internal Revenue Code, they may be subject to certain restrictions imposed by ERISA or the Internal Revenue Code. Such restrictions are summarised in 'Employee Benefit Plan Compliance' in the Section below. The US Department of Labor (the 'Department of Labor') and the US Internal Revenue Service have interpretive and enforcement authority over the applicable provisions of ERISA and the Internal Revenue Code.

Disclosure obligations under the US Securities Exchange Act and in particular under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012

        Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, which added Section 13(r) of the US Securities and Exchange Act of 1934, we are required to disclose certain of our activities and those of our affiliates related to Iran and to persons sanctioned by the United States under programs relating to terrorism and proliferation of weapons of mass destruction that occurred in the twelve-month period covered by this report.

        Two of our non-US affiliates have engaged in transactions with persons sanctioned by the United States under Executive Order 13224, relating to terrorism. These transactions were entered into in compliance with laws and regulations applicable to the relevant affiliates. The first individual took out a one-off takaful certificate (a Shariah compliant life policy) with our Malaysian insurance subsidiary in October 2011. It was discovered in March 2012 through automated checking that his name matched various sanctions lists. The policy was for RM600 per month and RM 7,200 was paid for the year in 2012 (equivalent to around US$193 and US$2,316 respectively). The matter was reported to the Malaysian governmental sanctions authority, the Bank Negara Malaysia Financial Intelligence Unit, in March 2012.

        The second individual is a beneficiary to three life insurance policies in his wife's name, the first taken out in December 2010 and two others taken out in November 2011 with our Indonesian insurance subsidiary. The first policy has a monthly premium of Rp 500,000 (around US$51) with premiums paid of Rp 6,000,000 paid for the year in 2012 (approximately US$612), the second and third are also for

Rp 500,000 per month each with Rp 6,000,000 paid into each policy in 2012. The person was identified as a sanctioned individual in July 2012, and the matter was notified to the Indonesian governmental sanctions authority, the Indonesia FIU (PPATK), in August 2012. All 3 policies remain in force, but payments out will only be made in accordance with applicable law.

        As the provisioning of insurance liabilities is undertaken on a portfolio as a whole basis, it is not practical to estimate the 2012 net profits on the contracts referred to above. We do not intend to engage in further new business dealings with these individuals.

        In the UK, the Prudential Assurance Company Ltd operates a pension scheme for employees of the UK branch of government-owned Iranian bank. A total of 58 scheme members are receiving benefits, with 49 deferred members. All members are inactive in that no member or scheme contributions are being made or were made in 2012. The scheme is closed to new members. Due to the long term nature of a pension scheme it is not practical to advise the net profit, but the fund value at 31 December 2012 stood at £5,510,527.00. In return for administering the scheme there are standard Prudential scheme charges: an annual fee of £692, plus £11 per member, £56 per quote and a Trustee Accounts charge (£1,849.50 currently), all subject to 20 per cent Value Added Tax and an annual review. The annual invoice submitted for the annual period to 31 July 2012 was for £4,675.80 (including VAT). In addition to this an Annual Management Charge of 1.25 per cent is reflected in the fund value. The UK governmental sanctions authority, HM Treasury, has been informed of this arrangement and in 2008 advised us that following an analysis of the deeds, the fund is not owned, held or controlled by the bank. Payments out of the fund have been approved by HM Treasury through a licence. There are no plans to discontinue with this contract in light of this licence.

Employee benefit plan compliance

        Jackson issues certain types of general account stable value products, such as GICs and funding agreements, to employee benefit plans and to investment vehicles that pool the investments of such plans. Many of these plans are retirement plans that are subject to the fiduciary standards of ERISA and that are tax-qualified under the Internal Revenue Code. As such, Jackson may be subject to certain restrictions imposed by ERISA and taxes imposed by the Internal Revenue Code. These restrictions include:

  •
  the requirement under ERISA that fiduciaries must perform their duties solely in the interests of ERISA plan participants and beneficiaries,

  •
  the requirements under ERISA that fiduciaries may not engage in 'conflict of interest' transactions, and

  •
  the requirements under ERISA that a fiduciary may not cause a covered plan to engage in certain 'prohibited transactions' with certain persons who provide services to the plan or are affiliated with the plan sponsor or a plan service provider.

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

        In 1993, in John Hancock Mutual Life Insurance Company v. Harris Trust & Savings Bank, the US Supreme Court held that a portion of the funds held under a certain type of general account annuity contract did not constitute a 'guaranteed benefit policy' within the meaning of ERISA, a holding which potentially exposes insurers with similar types of contracts to the application of ERISA's fiduciary and prohibited transaction provisions in connection with the management of assets in their general accounts.

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

Financial services regulatory and legislative issues

        In the US, the Dodd Frank Wall Street Reform and Consumer Protection Act of 2010 ('The Dodd Frank Act') which represents a comprehensive overhaul of the financial services industry within the United States, was enacted in July 2010. The full impact of the Dodd Frank Act on Prudential's businesses is not currently clear, however, as many of its provisions have a delayed effectiveness and/or require rulemaking by various US regulators over the coming years.

        The Dodd Frank Act vests a newly created Financial Stability Oversight Council ('the Council') with the power to designate systemically important institutions which will be subject to special regulatory supervision and other provisions intended to prevent or mitigate the impact of future disruptions in the US financial system. If Prudential is designated as a systemically important institution, its US operations may be subject to heightened prudential standards to be administered by the US Federal Reserve Board, including, amongst other things, heightened capital, leverage and liquidity standards, risk management requirements, concentration limits, resolution plans and stress tests, and potential discretionary requirements relating to contingent capital, enhanced public disclosure and short term debt limits. This same analysis may also be applied to Jackson.

        Rules and guidance outlining the manner in which the Council will determine which companies should be so designated were adopted in April 2012. The rules set forth a three-stage process of increasingly in-depth evaluation and analysis, drawing on both qualitative and quantitative information (but preserving significant Council discretion). The rules do not, however, permit a definitive view as to whether Prudential (or Jackson) would or would not be designated as systemically important.

        Other changes in the Dodd Frank Act include the creation of a new 'Federal Insurance Office' within the Treasury Department that will, amongst other things, monitor (but not regulate) the insurance industry and, conduct a study of how to improve insurance regulation in the United States; discretionary authority for the SEC to impose a harmonised standard of care for investment advisers and broker dealers which provide personalised advice about securities to retail customers; and requiring that certain derivatives be traded on registered exchanges and cleared through registered central counterparties.

        Prudential and Jackson have determined that they are not swap dealers/security-based swap dealers or major swap participants/major security-based swap participants. However, it is not yet clear how and to what extent other swaps regulation might apply to non-US institutions. With the passage of the Dodd Frank Act, certain derivatives instruments, including, but not limited to, futures contracts, interest rate swaps, and credit default swaps, may be required to trade on an exchange. While the transition to exchange-traded derivative instruments may limit counterparty risk, it could increase costs associated with such investments, including transaction and exchange fees. The standardization of exchange-traded derivative instruments may also limit the ability of Jackson and the mutual funds to customise certain derivative instruments with the counterparties. Exchange-trade derivative instruments may also require the Jackson and the mutual funds to post additional collateral or limit the types of collateral that may be used for such transactions, and this may limit the ability of the Jackson and the mutual funds to effectively deploy assets in a timely manner.

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

Capital Expenditures and Divestures

        Please refer to Item 5 'Operating and Financial Review'—Liquidity and Capital Resources—Changes to Group holdings during the period' for a discussion of the principal capital expenditures and divestures during the period under review.

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

 Introduction and Overview

        Prudential is an international retail financial services group with significant operations in Asia, the US and the UK. Prudential serves around 24 million insurance customers globally and has £405 billion of assets under management. Prudential is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential is structured around four main business units: Prudential Corporation Asia, (incorporating the asset management business, Eastspring Investments), Jackson, Prudential UK and M&G.

        Prudential is a leading life insurer in Asia operating in 13 markets (including Cambodia, where operations were launched in 2013). Prudential has built a high performing platform with effective, multi-channel distribution, a product portfolio centred on regular savings and protection, award winning customer services and a well respected brand. Prudential's Asian based asset management division, Eastspring Investments, is one of the region's leading fund managers and the largest retail asset manager.

        Jackson is one of the largest life insurance companies in the US, providing retirement savings and income solutions to approximately 4 million customers. Jackson is also one of the top two providers of variable annuities in the US. Founded 50 years ago, Jackson has a long and successful record of providing advisers with the products, tools and support to design effective retirement solutions for their clients.

        Prudential UK is a leading life and pensions provider to approximately 7 million customers in the United Kingdom. Prudential believes that its expertise in areas such as longevity, risk management and multi-asset investment, together with its financial strength and highly respected brand, means that the business is strongly positioned to continue pursuing a value-driven strategy built around our core strengths in with-profits and annuities.

        M&G is Prudential's UK and European fund management business with total company and external assets under management of £228 billion (at 31 December 2012). M&G has been investing money for individual and institutional clients for over 80 years. It is one of Europe's largest active investment managers.

Summary of Performance

        The Group reported a strong performance in 2012. Our focus on our customers in each of our geographies combined with the strength of our distribution, franchise and brands, has allowed us to continue to provide distinctive value to our customers. Thanks to this, the Group has continued to deliver on the three key financial metrics we have focused on since 2009: IFRS operating profit, new business profit and net cash remittances. In 2012 in Asia, we have achieved two of the 2013 'Growth and Cash' objectives and have continued to make progress towards achieving the others, despite a global macroeconomic environment which remains challenging and historically low long-term interest rates.

Prudential Corporation Asia (insurance operations)

        Asia has delivered excellent results in 2012. Our business, Prudential Corporation Asia, which is already one of the largest in the region, has nevertheless been able to more than double its IFRS operating profit based on longer-term investment returns in three years to almost £1 billion, delivering £988 million in 2012. That growth in IFRS operating profit based on longer-term investment returns was not achieved at the expense of cash generation or by slowing down sales growth. It also delivered a net cash remittance of £341 million, exceeding its 2013 objective of £300 million. For the first time in our history, Asia was the largest contributor of cash to the Group, an exceptional performance when you consider that in 2009 Asia's net cash remittance was £40 million. This performance was largely driven by the clear progress we have made in some of our 'sweet-spot' markets particularly Indonesia, Singapore, Malaysia, the Philippines and Thailand.

        Our strategy in Asia is focused on meeting the needs of the emerging middle class in the region for savings and protection. The region's positive demographics, strong economic growth, sound public finances and favourable public policy environment with a clear preference for private provision of protection, have all led to a rapidly expanding middle class, with a strong and growing demand for our savings and protection products.

        Geographically, Asia is a vast and diverse region. Our primary area of focus is on what we call our 'sweet-spot'—Indonesia, Hong Kong, Singapore, Malaysia, the Philippines, Thailand and Vietnam—all these markets have attractive long term characteristics. We are in a strong position to capture profitably the growing demand for our products and services in these selected markets. We continuously invest in these markets to grow our distribution and to ensure we are well positioned in terms of people, systems and capabilities. We will continue to innovate to meet the evolving needs of our customers and maintain our focus on regular premium savings and protection products.

        We have delivered healthy and sustainable quality growth in Asia. While under-penetration of insurance in markets across the region offers significant long-term growth opportunities, we retain our focus on value not volume. We refocused our businesses in Taiwan, Korea and Malaysia, deliberately reducing sales of lower margin products to ensure a consistent focus on higher value lines.

        Our life business in Asia, with its focus on capital-efficient products and fast payback periods, continues to deliver profitable, cash generative growth. IFRS long-term operating profit based on longer-term investment returns in Asia increased by 30 per cent in the period to £920 million (2011: £709 million)(11) and net cash remittances increased by 66 per cent to £341 million (2011: £206 million).

        Our four largest markets—Indonesia, Hong Kong, Singapore and Malaysia—have made the most material contribution to the region's growth in recent years. In addition to our well known strength in these four markets, we are building our presence and distribution in other markets that have the potential to become material drivers of growth over the medium and long term. Two such markets are Thailand and the Philippines. In Thailand, a market with considerable and attractive growth potential, where we were historically underweight, our recently announced exclusive long-term bancassurance partnership with Thanachart, and the acquisition of Thanachart Life, fulfils our longstanding ambition to significantly increase our footprint in that country. In the Philippines, where we are a market leader, our business is now making good progress delivering strong and profitable growth. We believe this market has promising prospects due to its large population and the improved quality of its macroeconomic

(11)
Comparatives adjusted for retrospective application of the accounting policy change for deferred acquisition costs as discussed in note A5 to the Prudential's consolidated financial statements in Item 18.

management, with its renewed emphasis on attracting foreign direct investment as well as the upgrading of the country's infrastructure. In January 2013, we started life insurance operations in Cambodia, our thirteenth market and entered into a partnership with ACLEDA Bank PLC, the largest retail and commercial bank in the country. This is the first deal of its kind in Cambodia, where we believe there are significant opportunities for growth as the market develops.

        Overall, our geographic footprint, combined with the exceptional quality of our distribution and of our products, has enabled us to deliver another year of very strong performance in Asia. Our 13 million insurance customers, whom we serve well and profitably, represent only a small proportion of the long-term potential of this part of the world for our company.

Jackson

        There was strong growth in the US, with total IFRS operating profit based on longer-term investment returns exceeding £1 billion for the first time, demonstrating the strength of Jackson's operations in a competitive marketplace. The US is the world's largest retirement savings market, with large cohorts of the 78 million baby-boomers(12) reaching retirement age each year, creating significant demand for retirement income products. Our strategy in the US is to take advantage of this profitable growth opportunity. We approach this with a long-term perspective, proactively managing sales through the economic cycle as our experience has shown us how important it is to put value ahead of volume in the variable annuity market. We take at all times a conservative approach to pricing, even when that means losing market share to other players, while hedging our financial risks and managing our balance sheet.

        In 2012, Jackson delivered IFRS long-term operating profit based on longer-term investment returns of £964 million, up 48 per cent on the prior year (2011: £651 million(13)). This increase in profits is in part due to increased fee income from the significant net flows captured in the last few years, and in part due to the non-recurring in 2012 of an accelerated deferred acquisition cost amortisation charge of £190 million in 2011.

        There is always a degree of tactical management in the variable annuity market as sales are impacted by a number of factors, including but not limited to, equity market levels, interest rates and the actions of Jackson's competitors. During the second half of 2012, as equity markets recovered, we saw stronger sales growth in variable annuities despite pricing actions taken earlier in the year to mitigate the impact of lower investment returns as bond yields remained low. Therefore, in November and December, Jackson worked closely with distributors to proactively manage volumes and to ensure that the level of sales for 2012 would remain within the Group's quantitative risk appetite. We will continue to proactively balance value, volume, capital and balance sheet strength in this market.

        In March 2012 we launched Elite Access, a variable annuity without guarantees, which offers access to alternative investments. It taps into an unmet demand from customers and has been particularly well received by distributors. The launch of Elite Access helps Jackson to continue growing within the Group's risk appetite for products with guarantees. The acquisition of REALIC, a traditional US life business, has helped to diversify Jackson's earnings and make the business more resilient.

        In the context of industry debates about the advantages and disadvantages of various accounting methods, we believe that cash generation is ultimately a very tangible metric of the quality and value of a strategy. Therefore we set Jackson a net cash remittance objective for 2013 (as described further below) which, following the acquisition of REALIC, was increased from £200 million to £260 million. In

(12)
Source: US Census Bureau.

(13)
Comparatives adjusted for retrospective application of the accounting policy change for deferred acquisition costs as discussed in note A5 to the Prudential's consolidated financial statements in Item 18.

2012, Jackson delivered net cash remittances of £249 million in the year (2011: £322 million including an exceptional release of surplus) and is on track to meet this objective.

Prudential UK & Europe (insurance operations)

        The UK remains focused on with-profits products and individual annuities, seeing strong sales of both in a difficult market. In the UK, Prudential has adopted a focused strategy and competes selectively to help Britain's ageing population convert their accumulated wealth into retirement income. We have a clear focus on writing profitable new business while generating cash sustainably and preserving our capital. We concentrate on areas in which we have a clear competitive advantage, namely individual annuities and with-profits products, where we continue to be market leaders.

        Over the last decade, Prudential has been widely recognised as the UK's leading with-profits manager. Our long-term approach to the management of the with-profits fund has continued to benefit customers during 2012 as it helps to provide protection from the full impact of volatile market conditions. The fund has consistently out performed the FTSE All-Share Index. Over the last 15 years, the fund has delivered a cumulative investment return of 184.3 per cent on investments covering policyholder liabilities. This compares favourably with the FTSE All-Share Index total return of 106.5 per cent over the same period. Total bonus payments are expected to top £2 billion in 2013 and our policyholders will typically see year-on-year increases of between 3.5 per cent and 6.5 per cent in accumulating with-profits policy values. Since 2003 an estimated £22 billion has been added to policy values. Our UK business is also one of the largest providers of annuities in the UK and in 2012 paid out £2.9 billion in income to UK annuitants.

        Our performance in 2012 has been strong in a difficult market, which has been impacted by significant UK and EU regulatory change. This includes the implementation of the Retail Distribution Review (RDR), auto-enrolment for company pension schemes and Gender Neutral Pricing.

        Our UK business has demonstrated resilience as it continues to benefit from its focus on its core products, with-profits and individual annuities, with increased sales for both. Where we see opportunities for future profitable growth we will seek to capitalise on them but only if they meet our payback criteria. In 2013 we have commenced sales operations in Poland, one of Europe's fastest-growing economies, which has an expanding middle class and high savings rates.

        We continue to assess the impact of the RDR, which was implemented on 31 December 2012 and the resulting changes to distributors' business models. This is likely to lead to some short-term dislocation in the market as consumers and distributors adjust to the new sales environment. We expect this transition phase to dampen our sales of investment bonds in 2013, compared to the high sales in 2012. We are confident that the strength of our brand combined with our investment capabilities, financial strength and experience will ensure that we remain well placed to provide customers with dependable retirement income. We believe that with-profits products will continue to be popular with customers seeking competitive long-term real investment returns.

        Net cash remittances were £313 million, up 5 per cent (2011: £297 million). Our inherited estate, which is estimated at £7.0 billion (31 December 2011: £6.1 billion), is a key source of capital strength.

Asset Management

        Our asset management business, M&G has seen record net flows, at £16.9 billion, IFRS operating profit and funds under management, all driven by its investment performance and customer proposition.

        M&G, has continued to focus on delivering superior investment performance for our customers while maximising the strength of its distribution capabilities. It has pursued business diversification across both geographies and asset classes. Its retail funds are now registered for sale in 20 jurisdictions, with offices in 15 countries. During 2012, the business has seen record net sales, funds under management and IFRS operating profit. The growth in sales has been driven by M&G's business in Continental Europe as investor risk appetite returned.

        M&G continued to attract significant new asset flows during the recent years of global market volatility, testament to the strength of its reputation and focus on investment performance. It has seen record total retail and institutional net inflows of £16.9 billion in 2012, significantly higher than 2011 and the previous high of £13.5 billion in 2009.

        Total net sales in the UK were lower than 2011, reflecting the maturity of the UK business and management decisions to slow the inflow of new money into two market-leading UK corporate bond funds to safeguard investment performance. We expect these trends to persist in 2013. Despite the deliberate slowing of sales in the UK, M&G was the UK's top-selling investment management house in 2012 and has ranked number one for both net and gross fund sales for an unprecedented four consecutive calendar years. Net fund sales in Continental Europe have increased, generating a record £5.2 billion of net sales in 2012. Assets sourced from outside the UK account for 29 per cent of total retail funds under management, up from 25 per cent in 2011.

        Underlying profits for the full year rose by 14 per cent to a new record level of £298 million. Following the addition of performance-related fees and profit from our associate investment in South Africa, total operating profit based on longer-term investment returns for 2012 was £320 million. M&G's funds under management also grew to a record £228 billion (2011: £201 billion).

        Looking ahead, the diversification of our business by asset class and geography positions us well to manage the expected shifts in consumer asset allocation going forward.

        Eastspring Investments, our rebranded Asia asset management business, increased funds under management to £58.1 billion, up 16 per cent (2011: £50.3 billion). IFRS operating profit based on longer-term investment returns was marginally lower, reflecting a change in product mix towards bond funds that attract lower fees. Also costs were higher as we continued to invest in people and infrastructure, as we build out our offshore capabilities following the launch of the new brand. This included opening a US distribution office, starting an operation in Indonesia and launching new funds in Taiwan, China and India.

2013 'Growth and Cash' Financial Objectives

        As with other aspects of this annual report the following discussion contains forward-looking statements that involve inherent risks and uncertainties. Prudential's actual future financial condition or performance or other indicated results may differ materially from those indicated in any such forward-looking statement due to a number of important factors (including those discussed under Item 3 'Risk factors' in this filing). See the discussion under the heading 'Forward-looking statements' in Item 3. The objectives assume current exchange rates and a normalised economic environment consistent with the economic assumptions made by Prudential in calculating the EEV basis supplementary information for the full year 2010. They have been prepared using current solvency rules and do not pre-judge the outcome of Solvency II (as described in the Risk and Capital Management section of this filing), which remains uncertain.

        At its 2010 investor conference entitled 'Growth and Cash' Prudential announced new financial objectives demonstrating our confidence in continued rapid growth in Asia, and increasing levels of cash remittances from all of our businesses. These objectives have been defined as follows:

(i)
Asia growth and profitability objectives:

  To double the 2009 value of IFRS life and asset management pre-tax operating profit in 2013 (2009: £465 million); and

  To double the 2009 value of new business profits(14) in 2013 (2009: £713 million).

(ii)
Business unit cash remittance objectives:

  Asia to deliver £300 million of net cash remittance to the Group in 2013 (2009: £40 million);

  Jackson to deliver £260 million(15) of net cash remittance to the Group in 2013 (2009: £39 million); and

  UK to deliver £350 million of net cash remittance to the Group in 2013 (2009: £284 million(16)).

(iii)
Cumulative net cash remittances:

  All business units in aggregate to deliver cumulative net cash remittances of at least £3.8 billion over the period 2010 to end-2013. These net remittances are to be underpinned by a targeted level of cumulative underlying free surplus(17) generation of £6.5 billion over the same period.

        The Group remains focused on these objectives and has continued to make progress towards them. Prudential has delivered its IFRS operating profit and net remittance objectives for Asia one year early and is on track to achieve those that remain outstanding.

Summary of Capital and Risk Management

        We take a disciplined approach to capital management and continue to take action to ensure our capital works efficiently and effectively for the Group. Using the regulatory measure of the Insurance Groups Directive, our Group capital surplus position at 31 December 2012 was estimated at £5.1 billion (31 December 2011: £4.0 billion), before allowing for the final dividend. The Group's required capital cover was 3 times. The structure of the Group and the approach we have taken to managing our risks, with a sizeable credit reserve in the UK annuity book, a strong inherited estate in UK with-profits and the relatively low risk nature of our asset management and Asian operations, together with a high level of IGD surplus means we have positioned ourselves well for future regulatory developments and stresses to our business.

        There is broad agreement that ultimately it would be beneficial to replace the IGD regime with a regime that is more risk based. Solvency II may provide such a framework but we now know that it will not be implemented before 31 December 2015. In common with other insurers we have been working with regulators to ensure that the current capital regime remains robust while we wait for the implementation of Solvency II.

        In early March 2013, we agreed with the FSA to revise the calculation of the contribution Jackson makes to the Group's IGD surplus. We consider the revised basis to be an improvement as it is more closely aligned to the one we use to assess and report free surplus. In the absence of an agreed Solvency II approach, we believe that this change makes the IGD surplus a more meaningful measure and one that is more closely aligned with economic reality. The revised IGD surplus calculation has no impact on the way that the US business is managed or regulated locally. On this revised basis, the IGD

(14)
New business profits are the profits, calculated in accordance with EEV Principles (as defined further under the section "EEV Basis and New Business Results" in Item 3), from business sold in the financial reporting period under consideration.

(15)
The net remittance objective for Jackson was increased from £200 million to £260 million to reflect the positive impact of the acquisition of REALIC.

(16)
Representing the underlying remittances excluding the £150 million impact of proactive financing techniques used to bring forward cash emergence of the in-force book during the financial crisis.

(17)
Group free surplus at the end of the period comprises free surplus for the insurance businesses, representing the excess of the net worth over the required capital included in the EEV results, and IFRS net assets for the asset management businesses excluding goodwill. The free surplus generated during the period comprises the movement in this balance excluding foreign exchange, capital movements, and other reserve movements. Specifically, it includes amounts maturing from the in-force operations during the period less the investment in new business, the effect of market movements and other one-off items.

surplus at 28 February 2013 is estimated at £4.4 billion(18), before allowing for the final dividend, equivalent to a capital cover of 2.5 times.

        Uncertainty about the final Solvency II outcome remains. We will continue to evaluate our options, including consideration of the Group's domicile, in the event that the final outcome is negative and potentially impacts our ability to deliver value to our customers and shareholders. We welcome the decision by the UK Financial Services Authority to strengthen the existing Individual Capital Adequacy Standards (ICAS) regime in the absence of the implementation of Solvency II.

Outlook

        In 2012, Prudential delivered a strong performance. In spite of tough macroeconomic conditions and the negative effect of persistently low long-term interest rates, the Group has achieved significant and profitable growth and produced increased levels of cash, which allowed the Group to provide their shareholders with a growing dividend.

        Prudential's strategy and operating principles remain clear and unchanged. Asia is the key driver of sustainable and profitable growth, building on the significant opportunity that the emergence of the growing and increasingly wealthy middle class in this region represents. The Group's best opportunities lie in South-east Asia, where the depth and breadth of Prudential's franchise is a source of strength. Prudential's business units in the US and in the UK will continue to focus on delivering strong earnings and cash. The Group will achieve this by continuing to execute with discipline, by maintaining a robust balance sheet and with proactive risk management.

        Prudential is set to continue to provide a distinctive combination of profitable growth and cash by meeting the needs of their customers across the world. The Group's confidence is reflected in the decision to rebase the dividend upwards, the second time in three years, as they remain focused on creating long-term, sustainable value for their shareholders.

Principal factors affecting Prudential's results of operations

        Prudential's results of operations are affected, to a greater or lesser degree, by a variety of factors, including demographics, general economic and market conditions, government policy and regulation and exchange rate fluctuations, as discussed in greater detail below. In addition, changes in interest rates and returns from equity, real estate and other investments as well as volatility in these items may affect Prudential's profitability.

        Please refer to "Introduction and Overview", Item 3. "Key Information—Risk Factors" and Item 4. "Information on the Company—Business of Prudential" for additional discussion of factors that may impact Prudential's results of operations.

General economic and market conditions

        Prudential's results of operations are impacted by general economic and market conditions and are sensitive to the pace of and extent of changes in equity markets and interest rates, as well as the changes in behaviour of individuals and institutions that these changes in economic and market

(18)
The estimated position at 28 February 2013 allows for economic conditions and surplus generation since 31 December 2012 and is stated before the final dividend and the effect of the Thanachart acquisition and after allowing for a reduction in Jackson's contribution to IGD surplus of £1.3 billion.

conditions may cause. Particular features of relevance to the Prudential's geographic areas of operations are shown below:

Asia

        Asia's rapidly growing middle classes remain a key growth driver for the retail financial services sector, particularly life insurance with an emphasis on protection. Research has shown that as the middle class becomes more established the proportion of income they allocate to financial planning increases from 5 per cent to around 15 per cent . The manifestation of this demand varies significantly across the region, reflecting the various stages of development in each individual market, together with their distinct regulatory and competitive environments, cultural differences and customer preferences. However, across all markets there is increasing recognition among governments and regulators of the social utility of a vibrant private sector life insurance market that provides financial security to families, efficiently channels long-term savings into financial markets and generates employment opportunities within the industry.

        During 2012 Asia's average economic growth rates, although they remained well above the global average, continued to moderate following the post crisis high seen in 2010. This is to some degree a consequence of the ongoing weakness of the economies of North America and Europe. While domestic factors were a significant influence in India and China as policymakers grapple with sensitive political situations and economic imbalances, the resilience of many other economies in the region, particularly in South-east Asia, was highlighted by upward revisions to IMF growth forecasts in the second half of the year. Hong Kong's economic growth accelerated during the fourth quarter last year and looks set to have an improved year in 2013 and Singapore has said that the outlook for its economy is cautiously positive as it also had a better than expected fourth quarter. However, the strongest performing regional economies were led by Indonesia, Malaysia, the Philippines and Thailand where growth is increasingly driven by the expansion of domestic demand and is less reliant on exports.

United States

        The United States is the world's largest retirement savings market. Each year, many of the 78 million 'baby boomers' reach retirement age, which will trigger a shift from savings accumulation to retirement income generation for more than US$10 trillion of accumulated wealth over the next decade(19). This demographic transition provides a significant opportunity for those companies that are able to provide long-term retirement solutions. Jackson takes a selective approach to this opportunity by leveraging its distribution capabilities and asset liability management expertise to offer prudently priced annuity products.

        Despite the ongoing challenges faced by the global economy, US equity markets delivered strong gains in 2012. The S&P 500 index increased by 13.4 per cent over the course of the year and market volatility declined notably from the levels experienced in 2011. Interest rates remained historically low with the 10-year treasury rate ending below 180 bps at year end, while corporate spreads tightened considerably from 2011 year end levels.

        The competitive environment continues to favour companies with good financial strength ratings and a track record of financial discipline. Companies that were hardest hit by the market disruptions over the last few years still have to work to regain market share as customers and distributors seek product providers that offer consistency, stability and financial strength. Jackson continues to benefit from this flight to quality and heightened risk aversion.

        Jackson's strategy remains focused on driving shareholder value while operating within a conservative risk management framework. This approach has enabled Jackson to successfully navigate

(19)
Source: US Census Bureau.

the significant macroeconomic and financial market challenges of the last five years and ensured a continuation of the strong performance in 2012.

        Jackson was predominantly a spread-based business until recently, with the majority of its assets invested in fixed income securities. Recently its fee-based business has become more prominent and now represents a significant part of Jackson's business mix.

        Spread-based products written by Jackson are principally for fixed interest rate annuities. Sales of life business, including interest sensitive life products, were discontinued in the second half of 2012. Jackson also writes fixed index annuities and institutional business that are spread-based products. The spread is the difference between the rate of return Jackson is able to earn on the assets backing the contract holder liabilities and the amounts that are credited to contract holders in the form of benefit increases, subject to minimum crediting rates.

        In general, Jackson's results are significantly affected by fluctuations in economic and market conditions, especially interest rates, credit conditions and equity markets. The profitability of Jackson's spread-based business depends in large part on its ability to manage interest rate exposure, as well as the credit and other risks inherent in its investment portfolio. Jackson designs its US products and manages the investments and liabilities to reduce overall interest rate sensitivity. This has the effect of moderating the impact on Prudential's results of changes in prevailing interest rates.

        Jackson's exposure to interest rate risk relates primarily to the market price and cash flow variability associated with changes in interest rates. Changes in interest rates, either upward or downward, including changes in the difference between the levels of prevailing short-term and long-term rates, can expose Jackson to the risk of not earning anticipated spreads. For example, if interest rates increase and/or competitors offer higher crediting rates, withdrawals on annuity contracts may increase as contract holders seek higher investment returns elsewhere. In response, Jackson could (i) raise its crediting rates to stem withdrawals, decreasing its spread; (ii) sell assets which may have depressed values in a high interest rate environment to fund policyholder payments, creating realised investment losses; or (iii) pay out from existing cash which would otherwise have been invested and earned interest at the higher interest rates.

        Conversely, if interest rates decrease, withdrawals from annuity contracts may decrease relative to original expectations, creating more cash than expected to be invested at lower rates. Jackson may have the ability to lower the rates it credits to contract holders as a result, but may be forced to maintain crediting rates for competitive reasons or because there are minimum interest rate guarantees in certain contracts. In either case, the spread earned by Jackson would be compressed.

        The majority of assets backing the spread-based business are invested in fixed income securities. Jackson actively manages its investment and derivative portfolio, considering a variety of factors, including the relationship between the expected duration of its assets and its liabilities.

        Recent periods have been characterised by low interest rates. The current low interest rate environment is likely to be prolonged. A prolonged low interest rate environment may result in a lengthening of maturities of the contract holder liabilities from initial estimates, primarily due to lower policy lapses. As interest rates remain at low levels, Jackson may also have to reinvest the cash it receives as interest or proceeds from investments that have matured or that have been sold at lower yields, reducing its investment margins. Moreover, borrowers may prepay or redeem the securities in its investment portfolio with greater frequency in order to borrow at lower market rates, which exacerbates this risk.

        The majority of Jackson's fixed interest rate annuities and life products were designed with contractual provisions that allow crediting rates to be re-set annually subject to minimum crediting rate guarantees. Therefore, on new business written, as well as on in-force business above minimum guarantees, Jackson has adjusted, and will continue to adjust, crediting rates in order to maintain targeted interest rate spreads. Lowering crediting rates helps to mitigate the effect of spread compression but the spreads could still decline as Jackson is typically only entitled to reset the crediting rates at limited pre-established intervals and the re-setting is subject to the guaranteed minimum rates. As at 31 December 2012, approximately 87 per cent of Jackson's fixed interest rate annuities and interest-sensitive life business account values correspond to crediting rates that are at the minimum guaranteed interest rates (2011: 84 per cent). Tabular disclosures are provided in Item 4. 'Information on the Company—Business of Prudential—US Business—Products' and note D3(d) to the consolidated financial statements in Item 18 on the distribution of the account values of these businesses within the range of their contractual minimum guaranteed interest rates. The tables demonstrate that approximately 70 per cent (2011: 78 per cent) of Jackson's combined fixed interest rate annuities and interest sensitive life business account values of £20 billion (US$33 billion (2011: £20 billion (US$31billion)) have contractual minimum rates of 3 per cent or less.

        Jackson's expectation for future spreads is also an important component in the amortisation of deferred acquisition costs. Significantly lower spreads may cause it to accelerate amortisation, thereby reducing total IFRS profit in the affected reporting period. Low market interest rates could also reduce Jackson's return on investments that are held to support the company's capital. In addition, changes in interest rates will affect the net unrealised gain or loss position of Jackson's available-for-sale fixed income securities which is reported as a component of other comprehensive income. Further information on the factors affecting the pricing of products and asset liability management of Jackson is provided in Item 4. 'Information on the Company—Business of Prudential—US Business'.

        In addition to the impact on Jackson's spread product profitability, a prolonged period during which interest rates remain at levels lower than those anticipated in its pricing may also result in greater costs associated with certain of Jackson's product features which guarantee benefits and higher costs for derivative instruments used to hedge certain of its product risks. Reflecting these impacts in recoverability and loss recognition testing under U.S. GAAP as 'grandfathered' under IFRS may require Jackson to accelerate the amortisation of DAC as noted above, as well as to increase required reserves for future contract holder benefits. In addition, certain statutory capital and reserve requirements are based on formulas or models that consider interest rates, and a prolonged period of low interest rates may increase the statutory capital Jackson is required to hold as well as the amount of assets it must maintain to support statutory reserves.

        Accordingly, without active management, a prolonged low interest rate environment may materially affect Jackson's financial position, results of operations and cash flows. However, Jackson has and continues to proactively adapt its asset-liability management, hedging programme, product design and pricing and crediting rate strategies to mitigate the downward pressures created by the prolonged low interest rate environment.

        The sensitivity of Jackson's IFRS basis profit or loss and shareholders' equity to changes in interest rates is provided in note D3(h) to the consolidated financial statements in Item 18.

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

United Kingdom

        The life and pensions market in the UK is mature and highly regulated. Significant regulatory change occurred in 2012 with the implementation of the conclusions of the Retail Distribution Review (RDR), auto-enrolment for company pension schemes and Gender Neutral Pricing. These new regulations represent major changes to the way business is conducted in a number of areas of the markets in which we operate in the UK, and impact not only insurance and investments providers, but also distributors and consumers. It is inevitable that regulatory change of this scale and scope creates a period of uncertainty before the shape of the new long-term competitive landscape becomes evident.

        The UK market is also characterised by an ageing population and a concentration of wealth in the 50+ age group, many of whom have built up substantial pension funds in employer-sponsored schemes. These customers require help to convert their wealth into sustainable lifetime income. For the next generation of savers, the responsibility for retirement provision has shifted substantially away from Government and employers towards the individual. These customers are typically under-funded for retirement and helping them accumulate saving constitutes a significant opportunity for long-term savings and retirement income providers, at a time when the ability of the state to intervene is significantly diminished.

        Prudential UK's longevity experience, multi-asset investment capabilities, long-standing trusted brand and financial strength mean that we are favourably positioned to help consumers translate their accumulated wealth into dependable retirement income through our range of market leading with-profits and annuity products.

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

Government policy and regulation

        Changes in government policy or regulation applying to companies in the financial services and insurance industries in any of the jurisdictions in which Prudential operates, particularly in Asia, the United Kingdom and the United States, may adversely affect the result of its operations. These include possible changes in the tax treatment of financial products and services, government pension arrangements and policies, the regulation of selling practices and solvency standards.

        These changes may affect Prudential's existing and future business by, for example, causing customers to cancel existing policies, requiring Prudential to change its range of products and services, redesign its technology or other systems, retrain staff, pay increased tax or incur other costs.

        In recent years, the insurance sectors in the markets in which Prudential operates have seen considerable regulatory change. In Asia, more generally as the life insurance industry continues to grow, so the regulatory environment continues to evolve. Regulators are encouraging insurers to strengthen their risk and solvency management processes and to improve their sales processes to ensure that customers receive good quality advice and buy products suitable to their needs. Most international insurers operating in the region are supportive of these trends and generally aim to operate above current local regulatory standards. The recent recommendations of the Monetary Authority of Singapore's FAIR Panel are indicative of the kind of regulatory efforts under way in the region to improve the overall standard of agency distribution in insurance. In the UK, significant regulatory change occurred in 2012 with the implementation of the conclusions of the Retail Distribution Review (RDR), auto-enrolment for company pension schemes and Gender Neutral Pricing as described above. Further details on the regulatory supervision which Prudential is subject to in the UK and internationally are provided in Item 4 'Information on the Company—Supervision and Regulation'.

Exchange rates

        Due to the geographical diversity of Prudential's businesses, it is subject to the risk of exchange rate fluctuations. Prudential's international operations in Asia, the United States and Europe, which represent a significant proportion of total group income and expenses, generally write policies and invest in the same local currency, which although limiting the effect of exchange rate fluctuations on local operating results, can lead to fluctuations in Prudential's consolidated financial information upon translation of results into pounds sterling. Please refer to Item 4 'Information on the Company—Business of Prudential—Group Risk Framework—Financial Risks—Foreign Exchange Risk' and notes D2, D3 and D4 for additional information on the impact of foreign currency fluctuations on the Group.

IFRS Critical Accounting Policies

        Prudential's discussion and analysis of its financial condition and results of operations are based upon Prudential's consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB and as endorsed by the EU. EU-endorsed IFRS may differ from IFRS as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. As at 31 December 2012, there were no unendorsed standards effective for the three years ended 31 December 2012 affecting the consolidated financial information of Prudential and there were no differences between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to Prudential. Accordingly, Prudential's financial information for the three years ended 31 December 2012 is prepared in accordance with IFRS as issued by the IASB. Prudential adopts mandatory requirements of new or altered EU-adopted IFRS standards when required, and may consider earlier adoption where permitted and appropriate in the circumstances.

        The preparation of these financial statements requires Prudential to make estimates and judgements that affect the reported amounts of assets, liabilities, and revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, Prudential evaluates its estimates, including those related to long-term business provisioning and the fair value of assets.

        Critical accounting policies are defined as those that are reflective of significant judgements and uncertainties, and potentially give rise to different results under different assumptions and conditions. Prudential believes that its critical accounting policies are limited to those described below.

        The critical accounting policies in respect of the items discussed below are critical for those that relate to the Group's shareholder-financed business. In particular this applies for Jackson which is the largest shareholder-backed business in the Group. The policies are not critical in respect of the Group's with-profits business. This distinction reflects the basis of recognition of profit and accounting treatment of unallocated surplus of with-profits funds as a liability, as described elsewhere in these financial statements.

        In determining the measurement of the Group's assets and liabilities estimates and judgements are required.

        The critical aspects are described below.

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

        At 31 December 2012, £6,660 million (2011: £4,565 million) of the financial investments (net of derivative liabilities) valued at fair value were classified as level 3. Of these £861 million (2011: £800 million) are held to back shareholder non-linked business and so changes to these valuations will directly impact shareholders' equity. Further details of the level 3 investments and the classification of financial instruments are given in note G1 to the consolidated financial statements in Item 18.

Determining impairments relating to financial assets

i       Available-for-sale securities

        The majority of Jackson's debt securities portfolio are accounted for on available-for-sale basis. The consideration of evidence of impairment requires management's judgement. In making this determination the factors considered include, for example:

  •
  Whether the decline of the financial investment's fair value is substantial;

    A substantial decline in fair value might be indicative of a credit loss event that would lead to a measurable decrease in the estimated future cash flows;

  •
  The impact of the duration of the security on the calculation of the revised estimated cash flows;

    The duration of a security to maturity helps to inform whether assessments of estimated future cash flows that are higher than market value are reasonable;

  •
  The duration and extent to which the amortised cost exceeds fair value;

    This factor provides an indication of how the contractual cash flows and effective interest rate of a financial asset compares with the implicit market estimate of cash flows and the risk attaching to a 'fair value' measurement. The length of time for which that level of difference has been in place may also provide further evidence as to whether the market assessment implies an impairment loss has arisen; and

  •
  The financial condition and prospects of the issuer or other observable conditions that indicate the investment may be impaired.

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

        For Jackson's residential mortgage-backed and other asset-backed securities, all of which are classified as available-for-sale, the model used to analyse cash flows, begins with the current delinquency experience of the underlying collateral pool for the structure, by applying assumptions about how much of the currently delinquent loans will eventually default, and multiplying this by an assumed loss severity. Additional factors are applied to anticipate ageing effects. After applying a cash flow simulation an indication is obtained as to whether or not the security has suffered, or is anticipated to suffer, contractual principal or interest payment shortfalls. If a shortfall applies an impairment charge is recorded. The difference between the fair value and book cost for unimpaired securities designated as available-for-sale, is accounted for as unrealised gains or losses, with the movements in the accounting period being included in other comprehensive income.

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

        Impairment losses recognised on available-for-sale securities amounted to £37 million (2011: £62 million; 2010: £124 million). Of this amount, 22 per cent (2011: 34 per cent; 2010: 90 per cent) has been recorded on structured asset-backed securities, primarily due to reduced cash flow expectations on such securities that are collateralised by diversified pools of primarily below investment grade securities. Of the losses related to the impairment of fixed maturity securities, the top five individual corporate issuers made up 74 per cent (2011: 75 per cent; 2010: 32 per cent), reflecting a deteriorating business outlook of the companies concerned. The impairment losses have been recorded in 'investment return' in the income statement.

        In 2012, the Group realised gross losses on sales of available-for-sale securities of £44 million (2011: £43 million; 2010: £160 million) with 64 per cent (2011: 64 per cent; 2010: 45 per cent) of these losses related to the disposal of fixed maturity securities of 10 (2011: 10; 2010: 15) individual issuers, which were disposed of as part of risk reduction programmes intended to limit future credit loss exposure. Of the £44 million (2011: £ 43 million; 2010: £160 million), £23 million (2011: £32 million; 2010: £99 million) relates to losses on sales of impaired and deteriorating securities.

        The effect of those reasonably likely changes in the key assumptions that underpin the assessment of whether impairment has taken place depends on the factors described above. A key indicator of whether such impairment may arise in future, and the potential amounts at risk, is the profile of gross unrealised losses for fixed maturity securities accounted for on an available-for-sale basis by reference to the time periods by which the securities have been held continuously in an unrealised loss position and by reference to the maturity date of the securities concerned.

        In 2012, there was a movement in the statement of financial position value for debt securities classified as available-for-sale from a net unrealised gain of £2,057 million to a net unrealised gain of £2,807 million. The gross unrealised gain in the statement of financial position increased from £2,303 million at 31 December 2011 to £2,985 million at 31 December 2012 (31 December 2010: £1,580 million), while the gross unrealised loss decreased from £246 million at 31 December 2011 to £178 million at 31 December 2012 (31 December 2010: £370 million).

Available for sale securities

        The following table shows the fair value of those securities that are in a gross unrealised loss position for various percentages of book value at 31 December:

	2012		2011
	Fair value £m	Unrealised loss £m	Fair value £m	Unrealised loss £m

Between 90% and 100%	4,214	(112)	1,829	(60)
Between 80% and 90%	85	(13)	172	(28)
Below 80%*	74	(53)	208	(158)

Total	4,373	(178)	2,209	(246)

*
The unrealised losses as at 31 December 2012 include £77 million (2011: £183 million) relating to mortgage-backed and other debt securities. The unrealised losses in the portfolio by reference to the length of time 3 years or more as at 31 December 2012 are £36 million (2011: £105 million) in the investment grade and £31 million (2011: £61 million) in non-investment grade.

ii      Assets held at amortised cost

        Except for certain loans of the UK insurance operations and Jackson National Life, which are accounted for on a fair value through profit and loss basis, and as described below, financial assets classified as loans and receivables under IAS 39 are carried at amortised cost using the effective interest rate method. The loans and receivables include loans collateralised by mortgages, deposits and loans to policyholders. In estimating future cash flows, the Group looks at the expected cash flows of the assets and applies historical loss experience of assets with similar credit risks that has been adjusted for conditions in the historical loss experience which no longer exist or for conditions that are expected to arise. The estimated future cash flows are discounted using the financial asset's original or variable effective interest rate and exclude credit losses that have not yet been incurred.

        The risks inherent in reviewing the impairment of any investment include: the risk that market results may differ from expectations, facts and circumstances may change in the future and differ from estimates and assumptions, or the Group may later decide to sell the asset as a result of changed circumstances.

        Certain mortgage loans of the UK insurance operations and, consequent upon the purchase of REALIC in 2012, policy loans held to back funds withheld under reinsurance arrangements have been designated at fair value through profit and loss as these loan portfolios are managed and evaluated on a fair value basis.

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

  a
  that are likely to be a significant portion of the total contract benefits,

  b
  whose amount or timing is contractually at the discretion of the insurer, and

  c
  that are contractually based on asset or fund performance, as discussed in IFRS 4.

        IFRS 4 permits the continued usage of previously applied GAAP for insurance contracts and investment contracts with discretionary participating features. Except for UK regulated with-profits funds, as described subsequently in section A4(b), this basis has been applied by the Group.

        For investment contracts that do not contain discretionary participating features, IAS 39 and, where the contract includes an investment management element, IAS 18,'Revenue', apply measurement principles to assets and liabilities attaching to the contract.

Valuation assumptions

i       Contracts of with-profits funds

        For UK regulated with-profits funds, the contract liabilities are valued by reference to the UK Financial Services Authority's (FSA) realistic basis as described in section A4(b). This basis has the effect of placing a value on the liabilities of UK with-profits contracts, which reflects the amounts expected to be paid based on the current value of investments held by the with-profits funds and current circumstances. An explanation of the basis of liability measurement is contained in note D2(g)(ii) to the consolidated financial statements in Item 18.

        The Group's other with-profits contracts are written in with-profits funds that operate in some of the Group's Asia subsidiaries. The liabilities for these contracts and those of Prudential Annuities Limited, which is a subsidiary company of the PAC with-profits fund, are determined differently. For these contracts the liabilities are estimated using actuarial methods based on assumptions relating to premiums, interest rates, investment returns, expenses, mortality and surrenders. The assumptions to which the estimation of these reserves is particularly sensitive are the interest rate used to discount the provision and the assumed future mortality experience of policyholders.

ii      Other contracts

        Contracts, other than those of with-profits funds, are written by shareholder-backed operations of the Group. The significant shareholder-backed product groupings and the factors that may significantly affect IFRS results due to experience against assumptions or changes of assumptions vary significantly between business units. For some types of business the effect of changes in assumptions may be significant, whilst for others, due to the nature of the product, assumption setting may be of less significance. The nature of the products and the significance of assumptions are discussed in notes D2, D3 and D4 in the consolidated financial statements in Item 18.

UK insurance operations

        From the perspective of shareholder results the key sensitivity for UK insurance operations are the assumptions for allowance for credit risk and mortality for UK annuity business.

Jackson

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

        Fixed annuity contracts, which are investment contracts under US GAAP terminology, are accounted for by applying in the first instance a retrospective deposit method to determine the liability for policyholder benefits. This is then augmented by potentially three additional amounts, namely deferred income, any amounts previously assessed against policyholders that are refundable on termination of the contract, and any premium deficiency, ie any probable future loss on the contract. These types of contracts contain considerable interest rate guarantee features. Notwithstanding the accompanying market risk exposure, except in the circumstances of interest rate scenarios where the guarantee rates included in contract terms are higher than crediting rates that can be supported from assets held to cover liabilities, the accounting measurement of Jackson's fixed annuity products is not generally sensitive to interest rate risk. This position derives from the nature of the products and the US GAAP basis of measurement.

        Variable annuity contracts written by Jackson may provide for guaranteed minimum death, income, or withdrawal benefit features. In general terms, liabilities for these benefits are accounted for under US GAAP by using estimates of future benefits and fees under best estimate assumptions.

        For traditional life insurance contracts, provisions for future policy benefits are determined using assumptions as of the issue date as to mortality, interest, policy lapses and expenses plus provisions for adverse deviation.

        Except to the extent of mortality experience, which primarily affects profits through variations in claim payments and the guaranteed minimum death benefit reserves, the profits of Jackson are relatively insensitive to changes in insurance risk. This reflects the principally spread and fee-based nature of Jackson's business.

Asia operations

        The insurance products written in the Group's Asia operations principally cover with-profits business, unit-linked business, and other non-participating business. The results of with-profits business are relatively insensitive to changes in estimates and assumptions that affect the measurement of policyholder liabilities. As for the UK business, this feature arises because unallocated surplus is accounted for by the Group as a liability. The results of Asia unit-linked business are also relatively insensitive to changes in estimates or assumptions due to the matching of asset value and liability movements. For other Asia non-participating business the degree of sensitivity of results to changes in interest rates depends upon the degree to which the liabilities under the 'grandfathered' IFRS 4 measurement basis reflects market interest rates from period to period for example, for those countries, such as those applying US GAAP, the results can be more sensitive as the effect of interest rate movements on the backing investments may not be offset by liability movements due to the US GAAP basis of measurement of insurance contracts.

Deferred acquisition costs for insurance contracts

        Except for acquisition costs of with-profits contracts of the UK regulated with-profits funds, which are accounted for under the realistic FSA regime to the consolidated financial statements in Item 18, costs of acquiring new insurance business are accounted for in a way that is consistent with the principles of the ABI SORP with deferral and amortisation against margins in future revenues on the related insurance policies. Costs of acquiring new insurance business, principally commissions, marketing and advertising and certain other costs associated with policy insurance and underwriting that are not reimbursed by policy charges, are specifically identified and capitalised as part of deferred acquisition costs (DAC). In general, this deferral is presentationally shown by an explicit carrying value for DAC in the balance sheet. However, in some Asia operations the deferral is implicit through the reserving methodology. The recoverability of the explicitly and implicitly deferred acquisition costs is measured and are deemed impaired if the projected margins are less than the carrying value. To the extent that the future margins differ from those anticipated, then an adjustment to the carrying value will be necessary.

        For UK regulated with-profits funds where the realistic FSA regime is applied, the basis of setting liabilities is such that it would be inappropriate for acquisition costs to be deferred, therefore these costs are expensed as incurred. The majority of the UK shareholder-backed business is individual and group annuity business where the incidence of acquisition costs is negligible.

        The deferral and amortisation of acquisition costs is of most relevance to the Group's results for Jackson and Asia operations. The DAC for Jackson and some Asia operations is determined with reference to US GAAP principles.

Jackson

        Under IFRS 4, the Group applies grandfathered US GAAP for measuring the insurance assets and liabilities of Jackson. In the case of Jackson term business, acquisition costs are deferred and amortised in line with expected profits. For interest-sensitive business, the key assumption is the long-term spread between the earned rate on investments and the rate credited to policyholders, which is based on an annual spread analysis. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of Jackson's actual industry experience and future expectations. A detailed analysis of actual mortality, lapse and expenses experience is performed using internally developed experience studies.

        For US variable annuity business the key assumption is the investment return from the separate accounts, which for 2012 and 2011 was 8.4 per cent per annum (after deduction of external fund management fees) determined using a mean reversion methodology. Under the mean reversion methodology, projected returns over the next five years are flexed (subject to capping) so that, combined with the actual rates of return for the current and the previous two years the 8.4 per cent rate is maintained. The projected rates of return are capped at no more than 15 per cent for each of the next five years Further details are explained in note D3(g) in the consolidated financial statements in Item 18. These returns affect the level of future expected profits through their effects on the fee income with consequential impact on the amortisation of DAC.

        The level of acquisition costs carried in the statement of financial position is also sensitive to unrealised valuation movements on debt securities held to back the liabilities and solvency capital. Further details are explained in notes D3(g) and H1 to the consolidated financial statements in Item 18.

        As explained in note A5 to the consolidated financial statements in Item 18, the Group has adopted the US Financial Accounting Standards Board measurement and recognition requirements in Accounting Standards Update No 2010-26 on 'Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts' from 1 January 2012 into its IFRS reporting for the results of Jackson and those Asia operations whose IFRS insurance assets and liabilities are measured principally by reference to US GAAP principles. Under the Update insurers are required to capitalise only those incremental costs directly relating to acquiring a contract from 1 January 2012. For Group IFRS reporting Prudential has chosen to apply this new basis retrospectively for the results of these operations.

        On adoption of the new DAC policy for Jackson the deferred costs balance for business in force at 31 December 2011 was retrospectively reduced from £3,880 million to £3,095 million (31 December 2010: DAC balance reduced from £3,543 million to £2,829 million).

Asia operations

        For those territories applying US GAAP to insurance assets and liabilities, as permitted by the ABI SORP, principles similar to those set out in the Jackson paragraph above are applied to the deferral and amortisation of acquisition costs. For other territories in Asia, the general principles of the ABI SORP are applied with, as described above, deferral of acquisition costs being either explicit or implicit through the reserving basis.

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

Insurance contract accounting

        With the exception of certain contracts described in note D1 to the consolidated financial statements in Item 18, the contracts issued by the Group's life assurance business are classified as insurance contracts and investment contracts with discretionary participating features. As permitted by IFRS 4, assets and liabilities of these contracts are accounted for under previously applied GAAP. Accordingly, except as described below, the modified statutory basis (MSB) of reporting as set out in the revised Statement of Recommended Practice (SORP) issued by the Association of British Insurers (ABI) in 2003 has been applied.

•
With-profits funds

        With-profits funds are those in which the policyholder have a contractual right to receive at the discretion of the insurer, additional benefits based on factors such as the performance of a pool of assets held within the fund as a supplement to any guaranteed benefits.

•
UK regulated with-profits funds

        For Group IFRS reporting, UK regulated with-profits funds are accounted for by the voluntary application of the UK accounting standard FRS 27, 'Life Assurance'. Under this standard, for such funds, policyholder liabilities are measured on a 'realistic basis' as discussed in section 2(a) of this note.

•
Unallocated surplus of with-profits funds:

        Unallocated surplus represents the excess of assets over policyholder liabilities for the Group's with-profits funds that have yet to be appropriated between policyholders and shareholders. The Group has elected to account for unallocated surplus wholly as a liability with no allocation to equity. This treatment reflects the fact that shareholders' participation in the cost of bonuses arises only on distribution. The unallocated surplus is shown separately in the statement of financial position.

Overseas operations:

        For Jackson, applying the MSB as applicable to overseas operations, which permits the application of local GAAP in some circumstances, the assets and liabilities of insurance contracts are accounted for under insurance accounting prescribed by US GAAP. For the assets and liabilities of insurance contracts of Asian operations, the local GAAP is applied with adjustments, where necessary, to comply with UK GAAP. For the operations in India, Japan, Taiwan and, until 2012, Vietnam, (as discussed in note A5 to the consolidated financial statements in Item 18) the local GAAP is not appropriate in the context of the previously applied MSB. For these countries the insurance assets and liabilities are measured principally by reference to US GAAP. For participating business the liabilities include provisions for the policyholders' interest in investment gains and other surpluses that have yet to be declared as bonuses.

        The usage of these bases of accounting has varying effects on the way in which product options and guarantees are measured. For UK regulated with-profits funds, options and guarantees are valued on a market consistent basis. The basis is described in note A3(2) to the consolidated financial statements in Item 18. For other operations a market consistent basis is not applied under the accounting basis described in note A3(2)(a) to the consolidated financial statements in Item 18. Details of the guarantees, basis of setting assumptions, and sensitivity to altered assumptions are described in notes D3 and D4 to the consolidated financial statements in Item 18.

        Additional details on the Group's accounting policies for insurance assets and liabilities are shown in note A3(2) to the consolidated financial statements in Item 18.

Valuation and accounting presentation of fair value movements of derivatives and debt securities of Jackson

        These policies are critical because of their significance to the volatility of the income statement result and shareholders' equity. Under IAS 39, derivatives are required to be carried at fair value. Unless net investment hedge accounting is applied, value movements on derivatives are recognised in the income statement.

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

        Taking account of these considerations the Group has decided that, except for occasional circumstances, it is not appropriate to seek to achieve hedge accounting under IAS 39. As a result of this decision the total income statement results are more volatile as the movements in the value of Jackson's derivatives are reflected within it. This volatility is reflected in the level of short-term fluctuations in investment returns, as shown in note B1 to the consolidated financial statements in Item 18.

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

Presentation of results before tax

        The total tax charge for the Group reflects tax that in addition to relating to shareholders' profits is also attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies. This is explained in more detail in note F5 to the consolidated financial statements in Item 18. Reported profit before the total tax charge is not representative of pre-tax profits attributable to shareholders. Accordingly, in order to provide a measure of pre-tax profits attributable to shareholders the Group has chosen to adopt an income statement presentation of the tax charge and pre-tax results that distinguishes between policyholder and shareholder components.

Segmental analysis of results and earnings attributable to shareholders

        The Group uses operating profit based on longer-term investment returns as the segmental measure of its results. The basis of calculation is disclosed in the section of this Item 5 'Results of Operations and Financial Condition' entitled 'Analysis of IFRS basis operating profit based on longer-term investment returns and IFRS total profit in note A3(2)(d) to the consolidated financial statements in Item 18.

        For shareholder-backed business, with the exception of debt securities held by Jackson and assets classified as loans and receivables at amortised cost, all financial investments and investment property are designated as assets at fair value through profit and loss. The short-term fluctuations affect the result for the year and the Group provides additional analysis of results before and after short-term fluctuations in investment returns, together with other items that are of a short-term volatile or one-off nature. Short-term fluctuations in investment returns on such assets held by with-profits funds, do not affect directly reported shareholder results. This is because (i) the unallocated surplus of with-profits funds is accounted for as a liability and (ii) excess or deficits of income and expenditure of the funds over the required surplus for distribution are transferred to or from unallocated surplus.

 Summary Consolidated Results and Basis of Preparation of Analysis

        The following table shows Prudential's consolidated total profit for the years indicated.

	Year Ended 31 December
	2012	2011*	2010*

	£m	£m	£m
Total revenue, net of reinsurance	55,476	36,506	47,646
Total charges, net of reinsurance	(52,288)	(34,695)	(45,764)

Profit before tax (being tax attributable to shareholders' and policyholders' returns)**	3,188	1,811	1,882
Tax attributable to policyholders' returns	(378)	17	(611)

Profit before tax attributable to shareholders	2,810	1,828	1,271

Tax charge	(991)	(392)	(571)
Less: tax attributable to policyholders' returns	378	(17)	611

Tax charge attributable to shareholders' returns	(613)	(409)	40

Profit for the year	2,197	1,419	1,311

*
The 2011 and 2010 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5 to Prudential's consolidated financial statements in Item 18.

**
This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders. This is principally because the corporate taxes of the Group include those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the profit before all taxes measure (which is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of the PAC with-profits fund after adjusting for taxes borne by policyholders) is not representative of pre-tax profits attributable to shareholders. See 'Presentation of results before tax' under IFRS Critical Accounting Policies section above for further explanation.

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

Explanation of Movements in Profits After Tax and Profits Before Shareholder Tax by Reference to the Basis Applied for Segmental Disclosure

(a)   Group overview

        Profit for the year after tax for 2012 was £2,197 million compared to £1,419 million for 2011. The increase of £778 million reflects the movement in total profit before tax attributable to shareholders, which improved from a profit of £1,828 million in 2011 to £2,810 million in 2012, partially offset by an increase in tax charge attributable to shareholders from £409 million in 2011 to £613 million in 2012. The improvement in total profit before tax attributable to shareholders reflects the increase in operating profit based on longer-term investment returns and the positive investment market returns earned in the year.

        The effective rate of tax at the total profit level was 22 per cent in 2012 which is the same as 2011. In both 2012 and 2011, Prudential has benefited from the favourable impact of certain income in some Asian jurisdictions either not being taxable or being taxable at reduced rates. In addition, Prudential has benefitted from ongoing reductions in the main UK corporate tax rate from 28 per cent in 2010 to 26 per cent in 2011 to 24 per cent in 2012. Further details are provided in note F5 to the consolidated financial statements in Item 18.

        The total profit before tax attributable to shareholders was £1,828 million in 2011, compared with £1,271 million in 2010. The improvement reflects the increase in operating profit based on longer-term investment returns, and the fact that in 2010 the profit was reduced by the terminated AIA transaction costs of £377 million.

        The effective rate of tax at the total profit level was 22 per cent in 2011, compared to negative 3 per cent in 2010. In 2010 tax charge attributable to shareholders' profit included a credit of £158 million which primarily relates to the impact of a settlement agreed with the UK authorities. Adjusting the rate in 2010 to exclude the exceptional tax credit of £158 million gives an underlying tax rate at the total profit level for 2010 of 9 per cent. In both 2011 and 2010, Prudential has benefited from a reduction in the main UK corporate tax rate from 28 per cent to 26 per cent offset by an increase in the Asia tax rate following the resolution of outstanding issues. Further details are provided in note F5 to the consolidated financial statements in Item 18.

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

	Year ended 31 December 2012
	Asia	US	UK	Unallocated corporate	Total

	£m	£m	£m	£m	£m
Insurance operations	831	621	697	—	2,149
Asset management**	58	18	411	—	487

Total profit attributable to the segments	889	639	1,108	—	2,636
Unallocated corporate				(439)	(439)

Total profit (loss) for the year	889	639	1,108	(439)	2,197

	Year ended 31 December 2011*
	Asia	US	UK	Unallocated corporate	Total

	£m	£m	£m	£m	£m
Insurance operations	488	357	671	—	1,516
Asset management**	62	16	235	—	313

Total profit attributable to the segments	550	373	906	—	1,829
Unallocated corporate	—	—	—	(410)	(410)

Total profit (loss) for the year	550	373	906	(410)	1,419

	Year ended 31 December 2010*
	Asia	US	UK	Unallocated corporate	Total

	£m	£m	£m	£m	£m
Insurance operations	572	221	646	—	1,439
Asset management**	57	13	237	—	307

Total profit attributable to the segments	629	234	883	—	1,746
Unallocated corporate***	—	—	—	(435)	(435)

Total profit (loss) for the year	629	234	883	(435)	1,311

*
The 2011 and 2010 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5 to Prudential's consolidated financial statements in Item 18.

**
For the US, including the broker dealer business and Curian.

***
The results for the unallocated corporate for the year ended 31 December 2010 included the impact of the costs of the terminated AIA transaction.

Profit from insurance operations

        Total profit from insurance operations in 2012 was £2,149 million compared to £1,516 million in 2011 and £1,439 million in 2010. All of the profits from insurance operations in 2012, 2011 and 2010 were from continuing operations. The movement in profits for insurance operations can be summarised as follows:

	Year Ended 31 December
	2012	2011*	2010*

	£m	£m	£m
Profit before shareholder tax	2,702	1,996	1,771
Shareholder tax	(553)	(480)	(332)

Profit after tax	2,149	1,516	1,439

*
The 2011 and 2010 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5 to Prudential's consolidated financial statements in Item 18.

        The increase of £706 million in profit before tax attributable to shareholders in 2012 compared to 2011 reflects an increase in operating profits based on longer term investment returns combined with the favourable change in the short-term fluctuations in investment returns for the insurance operations.

        The effective shareholder tax rate on profits from insurance operations decreased from 24 per cent in 2011 to 20 per cent in 2012. The decrease primarily relates to an increase in income that is non-taxable or taxable at concessionary rates in Asia, routine revisions to prior period tax returns and the reduction in tax rate in the UK, partially offset by adverse revisions to prior period tax returns in the US.

        The increase of £225 million in profit before tax attributable to shareholders in 2011 compared to 2010 reflects an increase in operating profits based on longer term investment returns combined with a reduction in the overall negative short-term fluctuations in investment returns for the insurance operations.

        The effective shareholder tax rate on profits from insurance operations increased from 19 per cent in 2010 to 24 per cent in 2011. The increase primarily relates to increased profits in the US and the recent fiscal developments in Indonesia affecting the life assurance industry offset by the reduction in the UK tax rate.

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

        For Asia operations in countries where local GAAP is not well established and in which the business is primarily non-participating and linked business, the measurement of the insurance assets and liabilities is determined substantially by reference to US GAAP principles. This basis is applied in India, Japan, Taiwan and until 2012 Vietnam. For with-profits business in Hong Kong, Singapore and Malaysia, the basis of profit recognition is bonus driven as described under 'United Kingdom—Basis of Profits' below.

Comparison of total profit arising from Asia insurance operations

        The following table shows the movement in profit arising from Asia insurance operations for 2012, 2011 and 2010:

	Year Ended 31 December
	2012	2011*	2010

	£m	£m	£m
Profit before shareholder tax	989	612	636
Shareholder tax	(158)	(124)	(64)

Profit after tax	831	488	572

*
The 2011 and 2010 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5 to Prudential's consolidated financial statements in Item 18.

        The 2012 profit before tax attributable to shareholders of £989 million represented an increase of £377 million over 2011 of £612 million. This primarily reflects an increase of £209 million in operating profit based on longer-term investment returns, combined with an improvement in the short-term fluctuations in investment returns for shareholder-backed business of £168 million.

        The effective shareholder tax rate changed from 20 per cent in 2011 to 16 per cent in 2012, with the movement principally due to an increase in income that is non-taxable or taxable at concessionary rates.

        The 2011 profit before tax attributable to shareholders of £612 million represented a decrease of £24 million as against the comparable 2010 figure of £636 million which primarily reflects an increase of £182 million in operating profit based on longer-term investment returns offset by an adverse change of £206 million in short-term fluctuations in investment returns for shareholder-backed business.

        The effective shareholder tax rate changed from 10 per cent in 2010 to 20 per cent in 2011, with the movement principally due to the recent fiscal developments in Indonesia affecting the life assurance industry.

United States

Basis of profits

        The underlying profit on Jackson's business predominantly arises from spread income from interest-sensitive products, such as fixed annuities and institutional products and fee income on variable annuity business with the insurance assets and liabilities of the business measured on a US GAAP basis. In addition, the results in any period include the incidence of gains and losses on assets classified as available-for-sale, and fair value movements on derivatives and securities classified as fair valued through profit and loss.

Comparison of total profit arising from US insurance operations

        The following table shows the movement in profit arising from US insurance operations for 2012, 2011 and 2010:

	Year Ended 31 December
	2012	2011*	2010

	£m	£m	£m
Profit before shareholder tax	855	484	275
Shareholder tax	(234)	(127)	(54)

Profit after tax	621	357	221

*
The 2011 and 2010 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5 to Prudential's consolidated financial statements in Item 18.

        The increase in profit before shareholder tax of £371 million in 2012 compared to 2011 was due primarily to an increase of £313 million in operating profit based on longer-term investment returns, combined with a favourable change in the short-term fluctuations in investment returns for shareholder backed business. The profit before shareholder tax in 2012 includes a £61 million contribution from REALIC which was acquired in September 2012, of which the operating profit based on longer-term investment returns was £67 million. Excluding this contribution from REALIC, the remaining year on year increase of £246 million in operating profit based on longer-term investment returns primarily reflects higher fee income generated by growth in the separate account assets, as well as the expected non-recurring impact of accelerated deferred acquisition cost (DAC) amortisation of £190 million in 2011. This has been partially offset by the adverse effect on spread income of lower bond yields.

        The effective tax rate on profit from the US insurance operations changed from 26 per cent in 2011 to 27 per cent in 2012 due to adverse revisions to prior period tax returns.

        The increase in profit before tax attributable to shareholders of £209 million in 2011 compared to 2010 reflected a decrease of £77 million in operating profit based on longer-term investment returns which was more than offset by a favourable change of £286 million in short-term fluctuations in investment returns reflected in the income statement. The decrease in the operating profit based on longer-term investment returns was due to the accounting impact of accelerated amortization of deferred acquisition costs (DAC) of £190 million in the year. Excluding the impact of accelerated DAC amortisation, the US insurance operations' earnings continued to grow during 2011. The favourable change of £286 million in the short-term fluctuations in investment returns was primarily due to lower negative fluctuations from the US operations' derivative hedging programmes in 2011 compared to 2010.

        The effective tax rate on profit from the US insurance operations changed from 20 per cent in 2010 to 26 per cent in 2011. The 2010 effective tax rate is comparatively low as there is a larger proportion of non-taxable income.

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

Bonus rates

        Bonus rates are applied to with-profits policies in the UK and similar products in Singapore, Hong Kong and Malaysia. The most significant with-profits fund is in the UK where, as at 31 December 2012, liabilities to with-profits policyholders were in aggregate of £71 billion. Liabilities to with-profits policyholders in Asia as at 31 December 2012 were £13.4 billion. The details that follow are in respect of the UK with-profits business. The method by which bonuses for Prudential's Asia with-profits business are determined is substantially similar to the method by which bonuses for Prudential's UK with-profits business are determined.

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

Regular bonus rates

        For regular bonuses, the bonus rates are determined for each type of policy primarily by targeting the bonus level at a prudent proportion of the long-term expected future investment return on underlying assets. The expected future investment return is reduced as appropriate for each type of policy to allow for items such as expenses, charges, tax and shareholders' transfers. However, the rates declared may differ by product type, or by the date of payment of the premium, or date of issue of the policy, or if the accumulated annual bonuses are particularly high or low, relative to a prudent proportion of the achieved investment return.

        When target bonus levels change the PAC board of directors (PAC Board) has regard to the overall strength of the long-term fund when determining the length of time over which it will seek to achieve the amended prudent target bonus level.

        In normal investment conditions, PAC expects changes in regular bonus rates to be gradual over time. However, the PAC Directors retain the discretion whether or not to declare a regular bonus each year, and there is no limit on the amount by which regular bonus rates can change.

Final bonus rates

        A final bonus which is normally declared yearly, may be added when a claim is paid or when units of a unitised product are realised.

        The rates of final bonus usually vary by type of policy and by reference to the period, usually a year, in which the policy commences or each premium is paid. These rates are determined by reference to the asset shares for the sample policies but subject to the smoothing approach as explained below.

        In general, the same final bonus scale applies to maturity, death and surrender claims except that:

  •
  The total surrender value may be impacted by the application of a Market Value Reduction for accumulating with-profits policies and is the surrender bases for conventional with-profits business; and

  •
  For the SAIF and Scottish Amicable, the final bonus rates applicable on surrender may be adjusted to reflect expected future bonus rates.

Application of significant judgement

        The application of the above method for determining bonuses requires the PAC Board to apply significant judgement in many respects, including in particular the following:

  •
  Determining what constitutes fair treatment of customers: Prudential is required by UK law and regulation to consider the fair treatment of its customers in setting bonus levels. The concept of determining what constitutes fair treatment, while established by statute, is not defined;

  •
  Smoothing of investment returns: This is an important feature of with-profits products. Determining when particular circumstances, such as a significant rise or fall in market values, warrant variations in the standard bonus smoothing limits that apply in normal circumstances requires the PAC Board to exercise significant judgement; and

  •
  Determining at what level to set bonuses to ensure that they are competitive: The overall return to policyholders is an important competitive measure for attracting new business.

Key assumptions

        As noted above, the overall rate of return on investments and the expectation of future investment returns are the most important influences in bonus rates, subject to the smoothing described below. Prudential determines the assumptions to apply in respect of these factors, including the effects of reasonably likely changes in key assumptions, in the context of the overarching discretionary and smoothing framework that applies to its with-profits business as described above. As such, it is not possible to specifically quantify the effects of each of these assumptions, or of reasonably likely changes in these assumptions.

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

        Accordingly, Prudential's PPFM contains an explanation of how it determines regular and final bonus rates within the discretionary framework that applies to all with-profits policies, subject to the general legislative requirements applicable. The purpose of Prudential's PPFM is therefore to:

  •
  explain the nature and extent of the discretion available,

  •
  show how competing or conflicting interests or expectations of different groups and generations of policyholders, and policyholders and shareholders are managed so that all policyholders and shareholders are treated fairly, and

  •
  provide a knowledgeable observer (eg a financial adviser) with an understanding of the material risks and rewards from starting and continuing to invest in a with-profits policy with Prudential.

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

        The degree of smoothing is illustrated numerically by comparing in the following table the relatively 'smoothed' level of policyholder bonuses declared as part of the surplus for distribution, with the more volatile movement in investment return and other items of income and expenditure of the UK component of the PAC with-profits fund for each year presented.

	2012	2011	2010

	£m	£m	£m
Net income of the fund:
Investment return	8,350	4,094	8,815

Claims incurred	(6,857)	(6,411)	(6,390)
Movement in policyholder liabilities	(3,989)	(614)	(4,301)
Add back policyholder bonuses for the year (as shown below)	1,865	1,945	2,019

Claims incurred and movement in policyholder liabilities (including charge for provision for asset shares and excluding policyholder bonuses)	(8,981)	(5,080)	(8,672)
Earned premiums, net of reinsurance	4,558	3,404	3,148
Other income	39	17	9
Acquisition costs and other expenditure	(740)	(696)	(600)
Tax charge	(292)	(63)	(528)

Net income of the fund before movement in unallocated surplus	2,934	1,676	2,172
Movement in unallocated surplus	(863)	485	70

Surplus for distribution	2,071	2,161	2,242

Surplus for distribution allocated as follows:
—90% policyholders' bonus (as shown above)	1,865	1,945	2,019
—10% shareholders' transfers	206	216	223

	2,071	2,161	2,242

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

Comparison of total profit arising from UK insurance operations

        The following table shows the movement in profit arising from UK insurance operations for 2012, 2011 and 2010:

	Year Ended 31 December
	2012	2011	2010

	£m	£m	£m
Profit before shareholder tax	858	900	860
Shareholder tax	(161)	(229)	(214)

Profit after tax	697	671	646

        Profit after tax from UK insurance operations of £697 million in 2012 is £26 million higher than the £671 million in 2011.

        The decrease in profit before tax attributable to shareholders of £42 million to £858 million in 2012 was primarily due to an adverse change in the value of short-term fluctuations in investment returns of the shareholder-backed business of £23 million which reflects asset value movements principally on the shareholder-backed annuity business and a decrease of £32 million in the actuarial and other gains on defined benefit pension schemes from a gain of £18 million in 2011 to a loss of £14 million in 2012. These decreases were partially offset by an increase in operating profit based on longer-term investments returns of £13 million in 2012. Operating profit based on longer-term investment returns of £736 million included general insurance commissions which decreased by £7 million to £33 million in 2012 compared with £40 million for 2011.

        The effective shareholder tax rate on profits from UK insurance operations for 2012 of 19 per cent compares with an effective tax rate of 25 per cent in 2011, with the movement principally due to routine revisions to prior period tax returns and the reduction in the UK rate of tax.

        The increase in profit before tax attributable to shareholders of £40 million from £860 million in 2010 to £900 million in 2011 reflected an increase of £4 million in operating profit based on longer-term investment returns, a favourable change of £43 million in the value of short-term fluctuations in investment returns of the shareholder-backed business and a favourable change of £23 million in the shareholders' share of actuarial gains/losses in defined benefit pension schemes. These increases were partially offset by a non-recurring £30 million gain recorded in 2010 upon the dilution of the UK insurance operations' holding in PruHealth, as described further below under section (c) "Explanation of Movements in Profits After Tax and Profits Before Shareholder Tax by Reference to the Basis Applied for Segmental Disclosure".

        The effective shareholder tax rate on profits from UK insurance operations for 2011 of 25 per cent is consistent with an effective tax rate of 25 per cent in 2010. The rate in 2011 remained the same as 2010 primarily due to adverse routine reversions to prior period tax returns being offset by the reduction in the UK tax rate.

 Profit from asset management

        The following table shows the movement in profits from asset management for 2012, 2011 and 2010:

	Year Ended 31 December
	2012	2011	2010

	£m	£m	£m
Profit before shareholder tax	635	436	420
Shareholder tax	(148)	(123)	(113)

Profit after tax	487	313	307

        Total profit from asset management increased from £313 million in 2011 to £487 million in 2012. The £199 million increase in profit before tax attributable to shareholders resulted mainly from an increase in profit generated by M&G, which increased profit before tax of £332 million in 2011 to £521 million in 2012. The profit before tax attributable to shareholders for Eastspring Investments reduced by £5 million from £80 million in 2011 to £75 million in 2012. Profits generated by the US broker dealer and asset management operations increased by £15 million from £24 million in 2011 to £39 million in 2012.

        The £189 million increase in profit before tax attributable to M&G was the result of a favourable change in short term fluctuations in investment returns of £122 million compared with 2011, an increase in operating profit based on longer-term investment returns of £14 million, an improvement in the actuarial gains on defined benefit schemes of £11 million and a one-off gain of £42 million arising on the dilution of M&G's investment holding in PPM South Africa. Further detail on the change in investment holdings in PPM South Africa is given in note I2 to the consolidated financial statements in Item 18.

        The effective tax rate on profits from asset management operations changed from 28 per cent in 2011 to 23 per cent in 2012 principally due to the gain arising on the dilution of M&G's investment holding in PPM South Africa being non taxable.

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

        The £6 million increase in profit before tax attributable to M&G reflected an increase of £73 million in operating profit based on longer-term investment returns from £284 million in 2010 to £357 million in 2011, which was due to rising revenues and a fall in the cost-income ratio. Further, the increase also reflected a favourable change in actuarial gains/losses on defined benefit pension scheme of £9 million. These increases were partially offset by a negative year on year change in the short-term fluctuations of £76 million.

        The effective tax rate on profits from asset management operations increased slightly from 27 per cent in 2010 to 28 per cent in 2011.

 Unallocated corporate result

        The following table shows the movement in the unallocated corporate result for 2012, 2011 and 2010.

	Year Ended 31 December
	2012	2011	2010

	£m	£m	£m
Loss before shareholder tax	(527)	(604)	(920)
Shareholder tax	88	194	485

Loss after tax	(439)	(410)	(435)

        Total net charges for unallocated corporate activity increased by £29 million from £410 million in 2011 to £439 million in 2012 and reduced by £25 million from £435 million in 2010 to £410 million in 2011.

        The loss before shareholder tax reduced by £77 million from £604 million at 2011 to £527 million at 2012. Net other expenditure (including restructuring and Solvency II implementation costs) increased by £53 million from a charge of £512 million in 2011 to a charge of £565 million in 2012. This was more than offset by a favourable change of £80 million in short-term fluctuations in investment returns from £91 million loss in 2011 to £11 million loss in 2012 and a favourable change in actuarial and other gains on defined benefit pension schemes of £50 million, from a loss of £1 million in 2011 to a gain of £49 million in 2012. The gain of £49 million on defined benefit pension schemes in 2012 reflected the partial recognition of actuarial surplus of PSPS following the results of its triennial valuation.

        The 2011 net other expenditure included a credit of £42 million resulting from the Prudential's alteration of its inflation measure basis for future statutory increases to pension payments for certain tranches of Prudential's UK defined benefit schemes. This reflected the UK Government's decision to replace the RPI basis of indexation with the CPI.

        The effective tax rate on unallocated corporate result (being a tax credit on a loss) changed from 32 per cent in 2011 to 17 per cent in 2012, principally due to an increase in provisions for open tax matters and by the reduction in the UK rate of tax.

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

        The effective tax rate on unallocated corporate result (being a tax credit on a loss) decreased from 53 per cent in 2010 to 32 per cent in 2011. This was primarily due to 2010 containing both an exceptional UK tax credit primarily relating to the impact of the settlement agreed with the UK tax authorities and the ability to recognise a deferred tax credit on various tax losses which Prudential was previously unable to recognise.

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

        Prudential determines and presents operating segments based on the information that is internally provided to the Group Executive Committee ('GEC'), which is Prudential's chief operating decision maker.

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

        The Group's operating segments determined in accordance with IFRS 8, 'Operating Segments', are as follows:

Insurance operations

  –
  Asia

  –
  US (Jackson)

  –
  UK

Asset management operations

  –
  M&G (including Prudential Capital)

  –
  Eastspring Investments

  –
  US broker-dealer and asset management (including Curian)

        The Group's operating segments are also its reportable segments with the exception of Prudential Capital (PruCap) which has been incorporated into the M&G operating segment for the purposes of segment reporting.

        The performance measure of operating segments utilised by the Company is IFRS operating profit attributable to shareholders based on longer-term investment returns, as described below. This measure excludes the recurrent items of short-term fluctuations in investment returns and the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes. In addition for 2012 this measure excluded a gain arising upon the dilution of the Group's holding in PPM South Africa and the amortisation of the acquisition accounting adjustments arising on the purchase of REALIC as described further in note I1 to the Prudential's consolidated financial statements in Item 18. Further for 2010, this measure excluded costs associated with terminated AIA transaction and gain arising upon the dilution of the Group's holding in PruHealth. Operating earnings per share is based on operating profit based on longer-term investment returns, after tax and non-controlling interests. Further details on the determination of the performance measure of operating profit based on longer-term investment returns is provided below and in note A3(d) to the consolidated financial statements in Item 18.

        Segment results that are reported to the Group Executive Committee include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are mainly in relation to the Group Head Office and the Asia Regional Head Office.

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

i       Debt, equity-type securities and loans

        Longer-term investment returns for both debt, equity-type securities and loans comprise longer-term actual income receivable for the period (interest/dividend income) and longer-term capital returns.

        In principle, for debt securities and loans, the longer-term capital returns comprise two elements. The first element is a risk margin reserve (RMR) based charge for the expected level of defaults for the period, which is determined by reference to the credit quality of the portfolio. The difference between impairment losses in the reporting period and the RMR charge to the operating result is reflected in short-term fluctuations in investment returns. The second element is for the amortisation of interest-related realised gains and losses to operating results based on longer-term investment returns to the date when sold bonds would have otherwise matured.

        Jackson is the shareholder-backed operation for which the distinction between impairment losses and interest-related realised gains and losses is in practice relevant to a significant extent. Jackson has used the ratings by Nationally Recognised Statistical Ratings Organisations (NRSRO) or ratings resulting from the regulatory ratings detail issued by the National Association of Insurance Commissioners (NAIC) developed by external third parties such as PIMCO or BlackRock Solutions to determine the average annual RMR to apply to debt securities held to back general account business. Debt securities held to back separate account and reinsurance funds withheld are not subject to RMR charge. Further details of the RMR charge, as well as the amortisation of interest-related realised gains and losses, for Jackson are shown in note B1(iv) to the consolidated financial statements in Item 18.

        For debt securities backing non-linked shareholder-financed business of the UK insurance operations (other than the annuity business) and of the Asia insurance operations, the realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are being amortised over the period to the date those securities would otherwise have matured, with no explicit RMR charge.

        At 31 December 2012, the level of unamortised interest-related realised gains and losses related to previously sold bonds for the Group was a net gain of £498 million (31 December 2011: net gain of £462 million;31 December 2010: net gain of £373 million).

        For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment return for income and capital having regard to past performance, current trends and future expectations. Equity-type securities held for shareholder-financed operations other than the UK annuity business, unit-linked and US variable annuity are of significance for the US and Asia insurance operations. Different rates apply to different categories of equity-type securities.

        As at 31 December 2012, the equity-type securities for US insurance non-separate account operations amounted to £1,004 million (31 December 2011: £902 million; 2010: £852 million). For these operations, the longer-term rates of return for income and capital applied in 2012, 2011 and 2010, which reflect the combination of risk free rates and appropriate risk premiums are as follows:

	2012	2011	2010

Equity-type securities such as common and preferred stock and portfolio holdings in mutual funds	5.5% to 6.2%	5.9% to 7.5%	6.5% to 7.9%
Other equity-type securities such as investments in limited partnerships and private equity funds	7.5% to 8.2%	7.9% to 9.5%	8.5% to 9.9%

        For Asia insurance operations, investments in equity securities held for non-linked shareholder-financed operations amounted to £659 million as at 31 December 2012 (31 December 2011: £590 million; 31 December 2010: £506 million). The rates of return applied in the years 2012 , 2011 and 2010 ranged from 1.0 per cent to 13.8 per cent with the rates applied varying by territory. The investment amounts for 2011 and 2010 of £590 million and £506 million, respectively included the Group's investment in China Life Insurance Company of Taiwan (China Life (Taiwan)) of £88 million and £101 million, respectively which was sold in 2012, as described in note B1to the consolidated financial statements in Item 18.

        The longer-term rates of return discussed above for equity-type securities are determined after consideration by the Group's in-house economists of long-term expected real government bond returns, equity risk premium and long-term inflation. These rates are broadly stable from period to period but may be different between countries reflecting, for example, differing expectations of inflation in each territory. The assumptions are for returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations.

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

  •
  Movements in accounts carrying value of Guaranteed Minimum Death Benefit (GMDB) and GMWB 'for life' liabilities, for which, under the 'grandfathered' US GAAP applied under IFRS for Jackson's insurance assets and liabilities, the measurement basis gives rise to a muted impact of current period market movements;

  •
  Fee assessments and claim payments, in respect of guarantee liabilities; and

  •
  Related changes to amortisation of deferred acquisition costs for each of the above items.

Note: US operations—Embedded derivatives for variable annuity guarantee features

        The GMIB liability, which is fully reinsured, subject to a deductible and annual claim limits, is accounted for in accordance with FASB ASC Subtopic 944-80 Financial Services—Insurance—Separate Accounts (formerly SOP 03-1) under IFRS using 'grandfathered' US GAAP. As the corresponding reinsurance asset is net settled, it is considered to be a derivative under IAS 39, 'Financial Instruments: Recognition and Measurement', and the asset is therefore recognised at fair value. As the GMIB benefit is economically reinsured the mark to market element of the reinsurance asset is included as a component of short-term fluctuations in investment returns.

iii     Other derivative value movements

        Generally, derivative value movements are excluded from operating results based on longer-term investment returns (unless those derivative value movements broadly offset changes in the accounting value of other assets and liabilities included in operating profit). The principal example of non-equity based derivatives (for example interest rate swaps and swaptions) whose value movements are excluded from operating profit arises in Jackson. Non-equity based derivatives are primarily held by Jackson as part of a broadly-based hedging programme for features of Jackson's bond portfolio (for which value movements are booked in the statement of comprehensive income rather than the income statement), product liabilities (for which US GAAP accounting as 'grandfathered' under IFRS 4 does not fully reflect the economic features being hedged), and the interest rate exposure attaching to equity-based embedded derivatives.

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

        However, some types of business movements in liabilities do require bifurcation to ensure that at the net level (ie after allocated investment return and change for policyholder benefits) the operating result reflects longer-term market returns.

        Examples where such bifurcation is necessary are:

i       Hong Kong

        For certain non-participating business, the economic features are more akin to asset management products with policyholder liabilities reflecting asset shares over the contract term. For these products, the charge for policyholder benefits in the operating results should reflect the asset share feature rather than volatile movements that would otherwise be reflected if the local regulatory basis (which is applied for IFRS balance sheet purposes) was used.

        For other Hong Kong non-participating business, longer term interest rates are used to determine the movement in policyholder liabilities for determining operating results. Similar principles apply for other Asia operations.

ii      Japan Guaranteed Minimum Death Benefit (GMDB) product features

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

UK shareholder-backed annuity business

        The operating result based on longer-term investment returns reflects the impact of value movements on policyholder liabilities for annuity business in PRIL and the PAC non-profit sub-fund after adjustments to allocate the following elements of the movement to the category of 'short-term fluctuations in investment returns' in the Group's supplementary analysis of profit:

  •
  The impact on credit risk provisioning of actual upgrades and downgrades during the period;

  •
  Credit experience compared to assumptions

  •
  Short-term value movements on assets backing the capital of the business.

        Credit experience reflects the impact of defaults and other similar experience, such as asset exchanges arising from debt restructuring by issuers that include effectively an element of permanent impairment of the security held. Negative experience compared to assumptions is included within short-term fluctuations in investment returns without further adjustment. This is to be contrasted with positive experience where surpluses are retained in short-term allowances for credit risk for IFRS reporting purposes. The effects of other changes to credit risk provisioning are included in the operating result, as is the net effect of changes to the valuation rate of interest due to portfolio rebalancing to align more closely with management benchmark.

v      Fund management and other non-insurance businesses

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

	2012	2011*	2010*

	£m	£m	£m
Insurance business
Long-term business(ii)
Asia	920	709	526
US	964	651	728
UK	703	683	673
Development expenses	(7)	(5)	(4)

Long-term business operating profit	2,580	2,038	1,923
UK general insurance commission(iii)	33	40	46
Asset management business
M&G	371	357	284
Eastspring Investments	75	80	72
US broker-dealer and asset management	39	24	22

	3,098	2,539	2,347

Other income and expenditure	(498)	(483)	(450)
RPI to CPI inflation measure change on defined benefit pension schemes(iv)	—	42	—
Solvency II implementation costs	(48)	(55)	(45)
Restructuring costs(v)	(19)	(16)	(26)

Total IFRS operating profit based on longer-term investment returns(i)	2,533	2,027	1,826
Short-term fluctuations in investment returns(vi)
Insurance operations	122	(100)	(223)
Other operations	82	(120)	25

Total short-term fluctuations in investment returns	204	(220)	(198)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes(vii)	50	21	(10)
Costs of terminated AIA transaction(viii)	—	—	(377)
Gain on dilution of Group's holdings	42	—	30
Amortisation of acquisition accounting adjustments arising on the purchase of REALIC(ix)	(19)	—	—

Profit before tax from continuing operations attributable to shareholders	2,810	1,828	1,271
Tax (charge) credit attributable to shareholders' returns	(613)	(409)	40

Profit for the year	2,197	1,419	1,311
Non-controlling interests	—	(4)	(5)

Total profit for the year attributable to equity holders of Prudential	2,197	1,415	1,306

*
The 2011 and 2010 comparative results have been adjusted from those previously published for the retrospective application of the changes in accounting policy described in note A5 to Prudential's consolidated financial statements in Item 18.

Notes

(i)
Operating profit based on longer-term investment returns

The Group provides supplementary analysis of IFRS profit before tax attributable to shareholders so as to distinguish operating profit based on longer-term investment returns from other elements of total profit. Operating profit based on longer-term investment returns is the basis on which management regularly reviews the performance of Prudential's segments as defined by IFRS 8. Further discussion on the determination of operating profit based on longer-term investment returns is provided in A3(2)(d) of the consolidated financial statements in Item 18 and section c "Additional explanation of performance measures and analysis of consolidated results by business segment and geographical region" above.

(ii)
Effect of changes to assumptions, estimates and bases of determining life assurance liabilities

The results of the Group's long-term business operations are affected by changes to assumptions, estimates and bases of preparation.

These are described in notes D2(g), D3(g) and D4(g) of the consolidated financial statements in Item 18.

(iii)
UK operations transferred its general insurance business to Churchill in 2002, with general insurance commission representing the commission received net of expenses for Prudential-branded general insurance products as part of this arrangement.

(iv)
During 2011 the Group altered its inflation measure basis for future statutory increases to pension payments for certain tranches of its UK defined benefit pension schemes. This reflects the UK Government's decision to replace the basis of indexation from Retail Prices Index (RPI) to the Consumer Prices Index (CPI). This resulted in a credit to operating profit before tax in 2011 of £42 million.

(v)
Restructuring costs are incurred in the UK and represent one-off expenses incurred in securing expense savings.

(vi)
Short-term fluctuations in investment returns on shareholder-backed business comprise:

	2012	2011*	2010*

	£m	£m	£m
Insurance operations:
Asia	76	(92)	114
US	(90)	(167)	(453)
UK	136	159	116
Other operations
—Economic hedge value movement	(32)	—	—
—Other	114	(120)	25

Total	204	(220)	(198)

*
The 2011 and 2010 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5 to Prudential's consolidated financial statements in Item 18.

Further details on the short-term fluctuations in investment returns are provided below under 'Charge for short-term fluctuations in investment returns' and also in note B1 in the consolidated financial statements in Item 18.

(vii)
For the 2011 comparatives, the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes comprises the aggregate effect of actual less expected returns on scheme assets, experience gains and losses, the effect of changes in assumptions and altered provisions for deficit funding, where relevant. For 2012, these items also apply. However, the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes also includes £49 million for the effect of partial recognition of surplus of the main Prudential Staff Pension Scheme (PSPS). This credit arises from altered funding arrangement following the 5 April 2011 triennial valuation. Further details on the Group's defined benefit pension schemes are shown in note I3 to the consolidated financial statements in Item 18.

(viii)
The costs were incurred in the first six months of 2010 in relation to the proposed, and subsequently terminated transaction, to purchase AIA Group Limited and related rights issue. Further details are provided in note B1(x) to the Consolidated financial statements in Item 18.

(ix)
These costs were incurred as a result of the acquisition of Reassure America Life Insurance Company (REALIC) on 4 September 2012.

Reconciliation of IFRS operating profit based on longer-term investment returns to IFRS total profit

        The following tables reconcile Prudential's operating profit based on longer-term investment returns to Prudential's total profit after tax for 2012, 2011 and 2010.

	Year ended 31 December 2012
	Insurance operations			Asset management
	UK	US	Asia	M&G	US	Eastspring Investments	Total segment	Unallocated corporate	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Operating profit based on longer-term investment returns	736	964	913	371	39	75	3,098	(565)	2,533
Short-term fluctuations in investment returns on shareholder-backed business	136	(90)	76	93	—	—	215	(11)	204
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(14)	—	—	15	—	—	1	49	50
Gain on dilution of Group holdings	—	—	—	42	—	—	42	—	42
Amortisation of acquisition accounting adjustments arising on purchase of REALIC	—	(19)	—	—	—	—	(19)	—	(19)

Profit (loss) from continuing operations before tax attributable to shareholders	858	855	989	521	39	75	3,337	(527)	2,810

Tax attributable to shareholders									(613)

Profit for the year									2,197

	Year ended 31 December 2011*
	Insurance operations			Asset management
	UK	US	Asia	M&G	US	Eastspring Investments	Total segment	Unallocated corporate	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Operating profit based on longer-term investment returns	723	651	704	357	24	80	2,539	(512)	2,027
Short-term fluctuations in investment returns on shareholder backed business	159	(167)	(92)	(29)	—	—	(129)	(91)	(220)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	18	—	—	4	—	—	22	(1)	21

Profit (loss) from continuing operations before tax attributable to shareholders	900	484	612	332	24	80	2,432	(604)	1,828

Tax attributable to shareholders									(409)

Profit for the year									1,419

	Year ended 31 December 2010*
	Insurance operations			Asset management
	UK	US	Asia	M&G	US	Eastspring Investments	Total segment	Unallocated corporate	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Operating profit based on longer-term investment returns	719	728	522	284	22	72	2,347	(521)	1,826
Short-term fluctuations in investment returns on shareholder-backed business	116	(453)	114	47	—	—	(176)	(22)	(198)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(5)	—	—	(5)	—	—	(10)	—	(10)
Cost of terminated AIA transaction	—	—	—	—	—	—	—	(377)	(377)
Gain on dilution of holding in PruHealth	30						30		30

Profit (loss) from continuing operations before tax attributable to shareholders	860	275	636	326	22	72	2,191	(920)	1,271

Tax attributable to shareholders									40

Profit for the year									1,311

*
The 2011 and 2010 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5 to Prudential's consolidated financial statements in Item 18.

IFRS operating profit based on longer-term investment returns

        In 2012, the Group's IFRS operating profit based on longer-term investment returns was £2,533 million, an increase of 25 per cent from 2011.

Insurance Operations

2012 compared to 2011

        In Asia, IFRS operating profit based on longer-term investment returns for long-term business increased by £209 million from £704 million(20) in 2011 to £913 million in 2012. Included within this result is a £51 million one-off profit on sale of the Group's interest in China Life Insurance Company of Taiwan, which was originally acquired in 2008 when Prudential sold its Taiwanese agency business to the company. Excluding this amount, Asia's long-term business operating profit based on longer-term investment return increased by 22 per cent to £862 million, primarily reflecting strong growth in the size of our business in the region, particularly health and protection.

        The contribution to profits from Indonesia, Hong Kong, Singapore and Malaysia, Prudential's largest markets in Asia, continues to rise, with operating profits based on longer-term investment return from these businesses(21) up 22 per cent from £552 million in 2011 to £674 million in 2012. High consumer demand for savings and protection in Indonesia continues to drive growth in premiums and earnings, with operating profit(21) based on longer-term investment returns up 23 per cent from £212 million to

(20)
Comparatives adjusted for retrospective application of the accounting policy change for deferred acquisition costs as discussed in Note A5 to the Prudential's consolidated financial statements in Item 18.

(21)
Before non-recurring items.

£260 million. Hong Kong's operating profit(21) based on longer-term investment returns increased by 28 per cent to £88 million (2011: £69 million), as business mix has shifted towards higher return products. Singapore increased by 23 per cent to £206 million (2011: £167 million) and Malaysia's operating profit(21) based on longer-term investment returns at £120 million (2011: £104 million) increased by 15 per cent. Operating profits based on longer-term investment returns from our other long-term insurance operations in the region also increased by 24 per cent to £147 million (2011: £119 million), as these businesses increase in size.

        The US long-term business operating profit based on longer-term investment return increased by 48 per cent from £651 million in 2011 to £964 million in 2012. The 2011 result included an accelerated deferred acquisition cost (DAC) amortisation of £190 million that did not recur. Excluding this item the underlying increase reflects the continued growth in fee income on the separate account business offset by lower earnings from fixed annuities in line with the compression in corporate spreads experienced in the course of the year. The result also includes a £67 million contribution from REALIC which was acquired in September 2012 and is performing in line with our expectations.

        Prudential's UK business has sustained its performance at similar levels to the previous year, with total IFRS operating profit based on longer-term investment returns of £736 million (2011: £723 million). Long-term business generated £703 million (2011: £683 million) driven by an increase in profits from individual annuities and bulk annuity transactions, the latter contributing £31 million (2011: £23 million) to the total. Shareholders' with-profits business transfers amounted to £272 million, compared with £293 million in 2011, in line with reductions in policy bonus rates. Profit from UK general insurance commission continued to decline as expected to £33 million (2011: £40 million) as the business matures and in-force policy numbers fall.

Insurance Operations

2011 compared to 2010

        In Asia, IFRS operating profit based on longer-term investment returns for long-term business increased by 35 per cent from £522 million in 2010 to £704 million in 2011. Profits from in-force business grew by 29 per cent between the two periods from £603 million to £779 million, reflecting the continued growth of the business in the region. New business strain of £70 million (2010: £76 million)(22) was lower despite higher sales due to favourable product and country mix.

        Hong Kong, Indonesia, Singapore and Malaysia, Prudential's largest markets in Asia, continued to see profits grow strongly, with operating profits based on longer-term investment returns from long-term business(21) up 27 per cent from £434 million in 2010 to £552 million in 2011. The growth in Indonesia operating(21) profit based on longer-term investment returns was particularly strong, up 35 per cent from £157 million to £212 million, reflecting the organic growth of that business over recent years. Hong Kong's operating profit(21) based on longer-term investment returns increased 35 per cent to £69 million (2010: £51 million), reflecting the continued growth of the portfolio. Singapore increased by 29 per cent to £167 million(21) (2010: £129 million) and Malaysia increased by 7 per cent from £97 million to £104 million(21). Other territories contributed operating profits based on longer-term investment returns of £114 million before non-recurring items (2010: £79 million) an increase of 43 per cent and all made positive contributions to this metric for the first time.

        The US long-term business operating profit based on longer-term investment returns decreased by 11 per cent from £728 million in 2010 to £651 million in 2011, after charging £190 million (2010: £9 million) of accelerated DAC amortisation as anticipated. This charge, which is described further under 'Explanation of Movements in Profits before Shareholder Tax by Nature of Revenue and Charges—Acquisition costs and other expenditure—United States' below, arises as a result of market movements

(22)
Excludes Japan which ceased writing new business in 2010. New business strain was in 2010 £1 million.

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

Asset management business

2012 compared to 2011

        Total operating profit based on longer-term investment return for 2012 from M&G and Prudential Capital increased by 4 per cent, from £357 million in 2011 to £371 million in 2012, primarily reflecting positive net inflows into M&G during 2011 and 2012.

        Eastspring Investments reported operating profit based on longer-term investment return of £75 million, down by £5 million from the £80 million recognised in 2011. This reflects a broadly unchanged level of fee income with the effect of higher fund values offset by a shift in business mix towards bond mandates, together with increased costs as the business develops the Eastspring Investments platform and expands into new markets.

2011 compared to 2010

        Total operating profit based on longer-term investment returns for 2011 from M&G (including Prudential Capital) was £357 million, an increase of 26 per cent from £284 million in 2010. This performance was driven by improved revenues reflecting the strong net inflows received in recent periods, with funds under management of £201 billion at 31 December 2011, compared with £198 billion at 31 December 2010, together with a continued focus on cost discipline which saw a 3 percentage point reduction in the cost/income ratio.

        Eastspring Investments reported operating profits based on longer-term investment returns of £80 million, an increase of 11 per cent from the £72 million recognised in 2010. This improvement was driven both by increased operating revenues from higher average funds under management during 2011 and continued cost discipline resulting in a 2 percentage point improvement in the cost/income ratio.

Unallocated corporate result

        Operating loss based on longer-term investment returns for 2012 of £565 million comprised of a charge for other income and expenditure of £498 million, Solvency II implementation costs of £48 million and restructuring costs of £19 million.

        Operating loss based on longer-term investment returns for 2011 of £512 million comprised a charge for other income and expenditure of £483 million, Solvency II implementation costs of £55 million, restructuring costs of £16 million and a £42 million one-off credit, which was based on the UK Government's decision in 2011 to change the basis of indexation from RPI to CPI and as a result of which the Group altered its assumptions for future statutory increases to pension payments for its UK defined benefit pension schemes.

        Operating loss based on longer-term investment returns for 2010 of £521 million comprised a charge for other income and expenditure of £450 million, Solvency II implementation costs of £45 million and restructuring costs of £26 million.

Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver

        This information classifies the Group's pre-tax operating earnings from long-term insurance operations into the underlying drivers of those profits, using the following categories:

i
Spread income represents the difference between net investment income (or premium income in the case of the UK annuities new business) and amounts credited to policyholder accounts. It excludes the operating investment return on shareholder net assets, which has been separately disclosed as expected return on shareholder assets.

ii
Fee income represents profits driven by net investment performance, being asset management fees that vary with the size of the underlying policyholder funds net of investment management expenses.

iii
With-profits results represents the shareholders' transfer from the with-profits fund in the period.

iv
Insurance margin primarily represents profits derived from the insurance risks of mortality, morbidity and persistency.

v
Margin on revenues primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses.

vi
Acquisition costs and administration expenses represent expenses incurred in the period attributable to shareholders. It excludes items such as restructuring costs and Solvency II costs which are not included in the segment profit for insurance as well as items that are more appropriately included in other source of earnings lines (eg investment expenses are netted against investment income as part of spread income or fee income as appropriate).

vii
DAC adjustments comprises DAC amortisation for the period, excluding amounts related to short-term fluctuations, net of costs deferred in respect of new business.

Analysis of pre-tax IFRS operating profit by source

	2012
	Asia	US	UK	Unallocated	Total

	£m	£m	£m	£m	£m
Spread income	106	702	266	—	1,074
Fee income	141	875	61	—	1,077
With-profits result	39	—	272	—	311
Insurance margin	594	399	39	—	1,032
Margin on revenues	1,453	—	216	—	1,669
Expenses:
Acquisition costs	(903)	(972)	(122)	—	(1,997)
Administration expenses	(583)	(537)	(128)	—	(1,248)
DAC adjustments	(28)	442	(8)	—	406
Expected return on shareholder assets	43	55	107	—	205
Gain on China Life (Taiwan) shares	51	—	—	—	51

Long-term business operating profit	913	964	703	—	2,580
Asset management operating profit	75	39	371	—	485
GI commission	—	—	33	—	33
Other income and expenditure(ii)	—	—	—	(565)	(565)

Total operating profit based on longer-term investment returns	988	1,003	1,107	(565)	2,533

	2011
	Asia	US	UK	Unallocated	Total

	£m	£m	£m	£m	£m
Spread income	88	730	247	—	1,065
Fee income	131	680	59	—	870
With-profits result	38	—	293	—	331
Insurance margin	477	232	27	—	736
Margin on revenues	1,199	—	226	—	1,425
Expenses:
Acquisition costs	(766)	(890)	(127)	—	(1,783)
Administration expenses	(503)	(412)	(128)	—	(1,043)
DAC adjustments(i)	14	228	(5)	—	237
Expected return on shareholder assets	26	83	91	—	200

Long-term business operating profit	704	651	683	—	2,038
Asset management operating profit	80	24	357	—	461
GI commission	—	—	40	—	40
RPI to CPI inflation measure change on defined benefit schemes	—	—	—	42	42
Other income and expenditure(ii)	—	—	—	(554)	(554)

Total operating profit based on longer-term investment returns	784	675	1,080	(512)	2,027

	2010
	Asia	US	UK	Unallocated	Total

	£m	£m	£m	£m	£m
Spread income	70	692	251	—	1,013
Fee income	122	506	60	—	688
With-profits result	32	—	310	—	342
Insurance margin	392	188	12	—	592
Margin on revenues	1,018	—	194	—	1,212
Expenses:
Acquisition costs	(656)	(851)	(138)	—	(1,645)
Administration expenses	(467)	(344)	(113)	—	(924)
DAC adjustments(i)	(8)	412	(1)	—	403
Expected return on shareholder assets	19	125	98	—	242

Long-term business operating profit	522	728	673	—	1,923
Asset management operating profit	72	22	284	—	378
GI commission	—	—	46	—	46
Other income and expenditure(ii)	—	—	—	(521)	(521)

Total operating profit based on longer-term investment returns	594	750	1,003	(521)	1,826

Notes

(i)
DAC adjustments have been adjusted for the retrospective application of the accounting policy improvement described in note A5 to the consolidated financial statements in Item 18.

(ii)
Including restructuring and Solvency II implementation costs.

Margin analysis of long-term insurance business

        The following analysis expresses certain of the Group's sources of operating profit as a margin of policyholder liabilities or other suitable driver. Details of the Group's average policyholder liability balances are given in notes D2(b), D3(b) and D4(b) in the consolidated financial statements in Item 18.

	2012			2011			2010
Long-term business	Profit	Average Liability	Margin	Profit	Average Liability	Margin	Profit	Average Liability	Margin

	£m	£m note (iv)	bps note (iii)	£m	£m note (iv)	bps note (iii)	£m	£m note (iv)	bps note (iii)
Spread income	1,074	62,174	173	1,065	57,417	185	1,013	53,894	188
Fee income	1,077	78,807	137	870	68,298	127	688	56,822	121
With-profits result	311	95,681	33	331	93,056	36	342	89,693	38
Insurance margin	1,032			736			592
Margin on revenues	1,669			1,425			1,212
Expenses:
Acquisition costs(i)	(1,997)	4,195	(48)%	(1,783)	3,681	(48)%	(1,645)	3,492	(47)%
Administration expenses	(1,248)	143,321	(87)	(1,043)	125,715	(83)	(924)	110,716	(83)
DAC adjustments(ii)	406			237			403
Expected return on shareholder assets	205			200			242
Gain on China Life (Taiwan) shares	51			—			—

Operating profit	2,580			2,038			1,923

Notes

(i)
The ratio for acquisition costs is calculated as a percentage of APE including with-profits sales. Acquisition costs include only those relating to shareholders. APE is defined under the section 'EEV Basis and New Business Results' in Item 3 of this annual report.

(ii)
DAC adjustments have been adjusted for the retrospective application of the accounting policy improvement described in note A5 to the consolidated financial statements in Item 18.

(iii)
Margin represents the operating return earned in the year as a proportion of the relevant class of policyholder liabilities excluding unallocated surplus.

(iv)
For UK and Asia, opening and closing policyholder liabilities have been used to derive an average balance for the year, as this is seen as a good proxy for average balances throughout the year. The calculation of average liabilities for Jackson is derived from month-end balances throughout the year as opposed to opening and closing balances only. Liabilities held in the general account for variable annuity living and death guaranteed benefits together with other amounts on which no spread income is earned (eg REALIC liabilities) are excluded from the calculation of the average. In addition for REALIC, which are included in the average liability to calculate the administration expense margin, the calculation excludes the liabilities reinsured to (and in essence retained by) Swiss Re immediately prior to the acquisition by Jackson.

	Asia
	2012			2011			2010
Long-term business	Profit	Average Liability	Margin	Profit	Average Liability	Margin	Profit	Average Liability	Margin

	£m	£m	bps note (iii)	£m	£m	bps note (iii)	£m	£m	bps note (iii)
Spread income	106	6,720	158	88	5,623	157	70	4,393	159
Fee income	141	13,022	108	131	12,370	106	122	11,222	109
With-profits result	39	12,990	30	38	11,775	32	32	10,135	32
Insurance margin	594			477			392
Margin on revenues	1,453			1,199			1,018
Expenses:
Acquisition costs(i)	(903)	1,897	(48)%	(766)	1,660	(46)%	(656)	1,508	(44)%
Administration expenses	(583)	19,742	(295)	(503)	17,993	(280)	(467)	15,615	(299)
DAC adjustments(ii)	(28)			14			(8)
Expected return on shareholder assets	43			26			19
Gain on China Life (Taiwan) shares	51			—			—

Operating profit	913			704			522

Notes

(i)
The ratio for acquisition costs is calculated as a percentage of APE including with-profits sales. Acquisition costs include only those relating to shareholders. APE is defined under the section 'EEV Basis and New Business Results' in Item 3 of this annual report.

(ii)
DAC adjustments have been adjusted for the retrospective application of the accounting policy change described in note A5 to the consolidated financial statements in Item 18.

(iii)
Margin represents the operating return earned in the year as a proportion of the relevant class of policyholder liabilities excluding unallocated surplus.

Analysis of Asia IFRS operating profit drivers

  •
  Spread income has increased by £18 million from £88 million in 2011 to £106 million in 2012, an increase of 20 per cent that predominantly reflects the growth of the Asian non-linked policyholder liabilities. In 2011, Spread income increased by 26 per cent when compared to the £70 million earned in 2010, also driven by the increase in policyholder liabilities.

  •
  Fee income has increased from £122 million in 2010 to £131 million in 2011 and further to £141 million in 2012, broadly in line with the increase in movement in average unit-linked liabilities over the period.

  •
  Insurance margin has increased from £392 million in 2010 to £477 million in 2011and further to £594 million in 2012, predominantly reflecting the continued growth of the in-force book, which contains a relatively high proportion of risk-based products. Insurance margin includes non-recurring items of £48 million (2011 :£38 million; 2010: £19 million), reflecting assumption changes and other items that are not expected to reoccur in the future.

  •
  Margin on revenues has increased by £254 million from £1,199 million in 2011 to £1,453 million in 2012 primarily reflecting the on-going growth in the size of the portfolio and higher premium income recognised in the year. In 2011 income was £181 million higher than the £1,018 million earned in 2010. As well as growth in the portfolio there was also a change in business mix towards those countries that levy higher premium charges (eg Indonesia) during 2011.

  •
  Acquisition costs have increased by 18 per cent from £766 million in 2011 to £903 million in 2012, compared to the 14 per cent increase in sales, resulting in a marginal increase in the acquisition cost ratio. Acquisition costs in 2011 increased by 17 per cent when compared to the £656 million paid in 2010, ahead of the 10 per cent increase in sales in that year. This latter trend was distorted by changes in country mix, partially by the reduction of sales in India. The analysis above has been prepared applying shareholder acquisition costs as a proportion of total APE. If with-profits sales were excluded from the denominator the acquisition cost ratio would become 63 per cent (2011: 59 per cent; 2010: 53 per cent) reflecting changes to product and country mix.

  •
  Administration expenses have increased from £503 million in 2011 to £583 million in 2012 as the business continues to expand. Expressed as a ratio of policyholder liabilities, administration costs have increased from 280 basis points to 295 basis points due to changes in business mix. 2010 had an administration expense ratio of 299 basis points.

  •
  Expected return on shareholder assets has increased from £26 million in 2011 to £43 million in 2012 primarily due to higher income from increased shareholder assets. 2011 was £7 million higher than the £19 million earned in 2010, principally reflecting higher shareholder assets and lower investment expenses in 2011 as compared to 2010.

	US
	2012			2011			2010
Long-term business	Profit	Average Liability	Margin	Profit	Average Liability	Margin	Profit	Average Liability	Margin

	£m	£m note (iii)	bps	£m	£m note (iii)	bps	£m	£m note (iii)	bps
Spread income	702	29,416	239	730	28,274	258	692	28,532	243
Fee income	875	44,046	199	680	34,452	197	506	25,247	200
Insurance margin	399			232			188
Expenses:
Acquisition costs(i)	(972)	1,462	(66)%	(890)	1,275	(70)%	(851)	1,164	(73)%
Administration expenses	(537)	75,802	(71)	(412)	62,726	(66)	(344)	53,779	(64)
DAC adjustments(ii)	442			228			412
Expected return on shareholder assets	55			83			125

Operating profit	964			651			728

Notes

(i)
The ratio for acquisition costs is calculated as a percentage of APE. APE is defined under the section 'EEV Basis and New Business Results in Item 3 of this annual report.

(ii)
DAC adjustments have been adjusted for the retrospective application of the accounting policy change described in note A5 to the consolidated financial statements in Item 18.

(iii)
The calculation of average liabilities for Jackson is derived from month-end balances throughout the year as opposed to opening and closing balances only. Liabilities held in the general account for variable annuity living and death guaranteed benefits together with other amounts on which no spread income is earned (eg REALIC liabilities) are excluded from the calculation of the average. In addition for REALIC, which is included in the average liability to calculate the administration expense margin, the calculation excludes the liabilities reinsured to (and in essence retained by) Swiss Re immediately prior to the acquisition by Jackson.

Analysis of US operating profit drivers:

  •
  Spread income was £702 million in 2012, down £28 million from the £730 million earned in 2011. 2012 benefited by £156 million from the effect of transactions entered into during 2011 and 2010 to more closely match the overall asset and liability duration (2011: £113 million; 2010: £108 million). Excluding this effect, the spread margin would have been 186 basis points (2011: 218 basis points; 2010: 205 basis points). The reported spread margin decreased in 2012 as a result of downward pressure on yields caused by the low interest rate environment, the effect of which was only partly mitigated by reductions in crediting rates.

  •
  Fee income has increased by 29 per cent to £875 million in 2012, compared to £680 million in 2011 and £506 million in 2010, in each case as a result of the growth in separate account balances primarily due to positive net flows from variable annuity business. Fee income margin has increased slightly to 199 basis points (2011: 197 basis points) primarily reflecting changes to business mix. 2010 saw a fee income margin of 200 basis points.

  •
  Insurance margin represents operating profits from insurance risks, including variable annuity guarantees and other sundry items. Positive net flows into variable annuity business with life contingent and other guarantee fees over the last two years have increased the insurance margin from £188 million in 2010 to £232 million in 2011 and further to £399 million in 2012. 2012 also includes four months profits, amounting to £87 million, from the life business of REALIC, following its acquisition by Jackson in September 2012 as well as the benefit of repricing actions undertaken in the year.

  •
  Acquisition costs, which are commissions and general expenses incurred to acquire new business, have increased in absolute terms compared to 2011 due largely to an increase in sales volumes. However, acquisition costs as a percentage of APE have decreased to 66 per cent for 2012, compared to 70 per cent in 2011, due to the continued increase in producers selecting asset based commission which is treated as an administrative expense in this analysis, rather than front end commissions. 2010 saw an acquisition cost ratio of 73 per cent. 2011 was lower following a reduced rate of marketing costs and lower average commissions compared to 2010.

  •
  Administration expenses increased to £537 million in 2012 compared to £412 million in 2011, primarily as a result of higher asset based commissions paid on the larger 2012 separate account balance. Asset based commissions are paid upon policy anniversary dates and are treated as an administration expense in this analysis as opposed to a cost of acquisition and are offset by higher fee income. The administration expense margin was higher at 71 basis points (2011: 66 basis points; 2010: 66 basis points). Excluding these trail commission amounts, the resulting administration expense margin would be 48 basis points (2011: 46 basis points; 2010: 48 basis points). The increase in 2012 compared to 2011 arises as a result of the effect of the REALIC acquisition on the administration expense margin together with impact in 2012 of non-recurring expenditures.

  •
  DAC adjustments increased to £442 million in 2012 compared to £228 million in 2011 and £412 million in 2010. 2011 was lowered by £190 million of accelerated DAC amortisation as a result of the reversal of the benefit received in 2008 from the mean reversion formula. Market movements in 2012 resulted in deceleration of DAC amortisation of £56 million which was offset by higher amortisation when compared to 2011 as a result of higher gross profits. Following the adoption of the updated US GAAP principles for deferred acquisition costs, as described in note A5 to the consolidated financial statements in Item 18, certain acquisition costs are no longer fully deferrable resulting in new business strain of £174 million for 2012 (2011: £156 million; 2010: £159 million).

 Analysis of pre-tax operating profit before and after acquisition costs and DAC adjustments

	2012				2011				2010
		Acquisition costs				Acquisition costs				Acquisition costs
	Other operating profits				Other operating profits				Other operating profits
		Incurred	Deferred	Total		Incurred	Deferred	Total		Incurred	Deferred	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Total operating profit before acquisition costs and DAC adjustments	1,494			1,494	1,313			1,313	1,167			1,167
Less new business strain		(972)	798	(174)		(890)	734	(156)		(851)	692	(159)
Other DAC adjustments—amortisation of previously deferred acquisition costs
Normal(i)			(412)	(412)			(316)	(316)			(271)	(271)
Decelerated/(accelerated)			56	56			(190)	(190)			(9)	(9)

Total	1,494	(972)	442	964	1,313	(890)	228	651	1,167	(851)	412	728

	UK
	2012			2011			2010*
Long-term business	Profit	Average Liability	Margin	Profit	Average Liability	Margin	Profit	Average Liability	Margin

	£m	£m	bps	£m	£m	bps	£m	£m	bps
Spread income	266	26,038	102	247	23,520	105	251	20,969	120
Fee income	61	21,739	28	59	21,476	27	60	20,353	29
With-profits result	272	82,691	33	293	81,281	36	310	79,558	39
Insurance margin	39			27			12
Margin on revenues	216			226			194
Expenses:
Acquisition costs(i)	(122)	836	(15)%	(127)	746	(17)%	(138)	820	(17)%
Administration expenses	(128)	47,777	(27)	(128)	44,996	(28)	(113)	41,322	(27)
DAC adjustments	(8)			(5)			(1)
Expected return on shareholder assets	107			91			98

Operating profit	703			683			673

Note

(i)
The ratio for acquisition costs is calculated as a percentage of APE including with-profits sales. Acquisition costs include only those relating to shareholders. APE is defined under the section 'EEV Basis and New Business Results' in Item 3 of this annual report.

Analysis of UK IFRS operating profit drivers

  •
  Spread income has increased from £247 million in 2011 to £266 million in 2012 principally due to increased new business profits from higher annuity sales. The margin has fallen slightly from 105 basis points to 102 basis points. The spread margin in 2011 of 105 basis points was lower than the 120 basis points seen in 2010, principally due to 2010 benefiting from higher bulk annuity sales, partly offset by the benefit of portfolio restructuring undertaken in 2011, and higher yields being achieved on new individual annuity business.

  •
  Fee income has increased in line with the growth in unit-linked liabilities. Expressed as an asset management charge it is equivalent to 28 basis points (2011: 27 basis points; 2010: 29 basis points).

  •
  With-profits income has decreased by £21 million from £293 million in 2011 to £272 million in 2012 principally due to a 50 basis point reduction in annual bonus rates. This has contributed to the reduction in the with-profits margin from 36 basis points in 2011 to 33 basis points in 2012.

  •
  Insurance margin has increased from £12 million in 2010 to £27 million in 2011 and further to £39 million in 2012, mainly due to increased profits from our protection business.

  •
  Margin on revenues represents premiums charges for expenses and other sundry net income received by the UK. 2012 income was £216 million (2011: £226 million; 2010: £194 million). 2011 was higher than 2010 principally due to higher sundry income and an increase in premiums from shareholder-backed retail business in 2011 as compared to 2010.

  •
  Acquisition costs as a percentage of new business sales have improved from 17 per cent in 2010 and 2011 to 15 per cent in 2012.

    The ratio above expresses the percentage of shareholder acquisition costs as a percentage of total APE sales. It is therefore impacted by the level of with-profit sales in the year. Acquisition costs as a percentage of shareholder-backed new business sales were 33 per cent for 2012 (2011: 33 per cent; 2010: 30 per cent). 2010 had a lower acquisition cost ratio as it benefited from a higher level of bulk annuity transactions, which had a relatively modest level of acquisition costs.

  •
  Expected return on shareholder assets has increased from £91 million in 2011 to £107 million in 2012 principally due to higher IFRS shareholders' funds.

Asia operations—analysis of operating profit by territory

        Operating profit based on longer-term investment returns for Asia operations are analysed as follows:

	2012	2011*	2010*

	£m	£m	£m
China	19	11	5
Hong Kong	88	69	51
India	54	47	25
Indonesia	260	212	157
Japan	(2)	2	(6)
Korea	16	17	12
Malaysia	120	104	97
Philippines	15	5	2
Singapore	206	167	129
Taiwan bancassurance business	18	2	(7)
Thailand	7	4	2
Vietnam	25	30	35
Other	(5)	1	5
Non-recurrent items:(ii)
Gain on China Life (Taiwan) shares	51	—	—
Other non-recurrent items	48	38	19

Total insurance operations(i)	920	709	526
Development expenses	(7)	(5)	(4)

Total long-term business operating profit	913	704	522
Eastspring Investments	75	80	72

Total Asia operations	988	784	594

*
The 2011 and 2010 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5 to Prudential's consolidated financial statements in Item 18.

Notes

(i)
Analysis of operating profit between new and in-force business

The result for insurance operations comprises amounts in respect of new business and business in-force as follows:

	2012	2011*	2010*

	£m	£m	£m
New business strain	(51)	(70)	(77)
Business in force	872	741	584
Non-recurrent items:(ii)
Gain on China Life (Taiwan) shares	51	—	—
Other non-recurrent items	48	38	19

Total	920	709	526

*
The 2011 and 2010 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5 to Prudential's consolidated financial statements in Item 18.

      The IFRS new business strain corresponds to approximately 3 per cent of new business APE premiums for 2012 (2011: approximately 4 per cent of new business APE). The improvement is driven by a shift in overall sales mix to lower strain products and countries.
  The strain reflects the aggregate of the pre-tax regulatory basis strain to net worth after IFRS adjustments for deferral of acquisition costs and deferred income where appropriate.

(ii)
During 2012, the Group sold its 7.74 per cent stake in China Life (Taiwan) for £97 million crystallising a gain of £51 million.

Other non-recurrent items of £48 million in 2012 (2011: £38 million; 2010: £19 million) represent a small number of items that are not anticipated to re-occur in subsequent periods.

 Analysis of asset management operating profit based on longer-term investment returns

	2012
	M&G(i),(ii)	Eastspring Investments(ii)	PruCap	US	Total

	£m	£m	£m	£m	£m
Operating income before performance-related fees	734	201	120	296	1,351
Performance-related fees	9	2	—	—	11

Operating income*	743	203	120	296	1,362
Operating expense	(436)	(128)	(69)	(257)	(890)
Share of associate's results	13	—	—	—	13

Operating profit based on longer-term investment returns	320	75	51	39	485

Average funds under management (FUM), including 49.99% proportional share of PPM South Africa**	£209.0 bn
Average funds under management (FUM), excluding PPM South Africa**	£205.1 bn	£55.0 bn
Margin based on operating income**	36 bps	37 bps
Cost/income ratio***	59%	64%

	2011
	M&G(i),(ii)	Eastspring Investments(ii)	PruCap	US	Total

	£m	£m	£m	£m	£m
Operating income before performance-related fees	666	196	122	249	1,233
Performance-related fees	13	6	—	—	19

Operating income*	679	202	122	249	1,252
Operating expense	(404)	(122)	(66)	(225)	(817)
Share of associate's results	26	—	—	—	26

Operating profit based on longer-term investment returns	301	80	56	24	461

Average funds under management (FUM), including 49.99% proportional share of PPM South Africa**	£195.1 bn
Average funds under management (FUM), excluding PPM South Africa**	£190.9 bn	£51.4 bn
Margin based on operating income**	35 bps	38 bps
Cost/income ratio***	61%	62%

	2010
	M&G(i)	Eastspring Investments(i)	PruCap	US	Total

	£m	£m	£m	£m	£m
Operating income before performance-related fees	578	185	88	229	1,080
Performance-related fees	14	6	—	—	20

Operating income*	592	191	88	229	1,100
Operating expense	(366)	(119)	(50)	(207)	(742)
Share of associate's results	20	—	—	—	20

Operating profit based on longer-term investment returns	246	72	38	22	378

Average funds under management (FUM) including 49.99% proportional share of PPM South Africa**	£179.6 bn
Average funds under management (FUM), excluding PPM South Africa**	£175.5 bn	£47.6 bn
Margin based on operating income**	33 bps	39 bps
Cost/income ratio***	63%	64%

(i)
Following the divestment in the first half of 2012 of M&G's holding in PPM South Africa from 75 per cent to 49.99 per cent and its treatment from 2012 as an associate, M&G's operating income and expense no longer includes any element from PPM South Africa. In order to avoid period on period distortion, in the table above the 2011 and 2010 operating income, margin and cost/income ratio reflect the retrospective application of this basis of presentation for the 2011 and 2010 results.

(ii)
M&G and Eastspring Investments can be further analysed as follows:

	M&G						Eastspring Investments
	Operating income*						Operating income*
	Retail	Margin of FUM**	Institutional†	Margin of FUM**	Total	Margin of FUM**	Retail	Margin of FUM**	Institutional†	Margin of FUM**	Total	Margin of FUM**

	£m	bps	£m	bps	£m	bps	£m	bps	£m	bps	£m	bps
2012	438	91	297	19	734	36	118	64	83	24	201	37
2011	396	97	270	18	666	35	120	62	76	24	196	38
2010	327	101	251	18	578	33	119	61	66	23	185	39

*
Operating income is net of commissions. M&G's operating income excludes any contribution from M&G's associate, PPM South Africa.

**
Margin represents operating income before performance related fees as a proportion of the related funds under management (FUM), excluding PPM South Africa. 2011and 2010 comparatives have been amended to be on a comparable basis. Monthly funds managed by the respective entity have been used to derive the average. Any funds held by the Group's insurance operations which are managed by third parties outside of the Prudential Group are excluded from these amounts.

***
Cost/income ratio represents cost as a percentage of operating income before performance related fees. In order to avoid period on period distortion, M&G's operating income and expense excludes any contribution from M&G's associate, PPM South Africa.

†
Institutional includes internal funds.

 Charge for short-term fluctuations in investment returns

        As discussed above, in calculating the operating profit based on longer-term investment returns, longer-term investment return assumptions are used rather than actual investment returns arising in the year. The difference between actual investment returns recorded in the income statement and longer-term returns is shown in the analysis of profits as short-term fluctuations in investment returns.

        In 2012 short-term fluctuations in investment returns for our insurance operations of positive £122 million comprised of positive £76 million for Asia, negative £90 million in the US and positive £136 million in the UK.

        The positive short-term fluctuations of £76 million for our Asia operations in 2012 relates to unrealised gains on bond assets held across the region following the fall in long-term yields in the period.

        The combination of higher equity markets and lower market volatility in the US has reduced the technical reserves held for the variable annuity guarantees. This favourable effect was more than offset by the net unrealised value movement on derivative instruments held to manage the Group's exposure to these guarantees, producing a net £90 million negative fluctuation in our US operation.

        The positive short-term fluctuations of £136 million for our UK operations primarily reflect net valuation gains on fixed income assets supporting the capital of the shareholder-backed annuity business.

        Short-term fluctuations for other operations were positive £82 million. This primarily represents appreciation on Prudential Capital's bond portfolio partially offset by net realised and unrealised losses in the year on derivatives held centrally to manage market risks.

        In 2011, short-term fluctuations in investment returns for the Group's insurance operations comprised negative £92 million for Asia, negative £167 million for US operations and positive £159 million in the UK.

        The negative short-term fluctuations of £92 million for Prudential's Asia operations in part reflected equity market falls in Taiwan and a partial reversal of unrealised gains recognised in prior years on the Group's investment in China Life Insurance Company in Taiwan.

        Negative fluctuations of £167 million arising in Prudential's US operation comprised negative £255 million from short-term fluctuations offset by positive £88 million relating to Jackson's debt securities portfolio. These gains arose as a result of a high level of realised investment gains in 2011, following management's credit risk reduction programme.

        The positive short-term fluctuations of £159 million for Prudential's UK operations principally reflected net valuation gains arising in the period on fixed income assets backing the capital of the shareholder-backed annuity business.

        Short-term fluctuations for other operations were negative £120 million representing unrealised losses on investments, principally on centrally held swaps to manage foreign exchange and certain macro-economic exposures of the Group.

        In 2010, short-term fluctuations in investment returns of negative £198 million comprised positive £114 million for Asia, negative £453 million for US operations, positive £116 million in the UK and positive £25 million for other operations.

        The positive short-term fluctuations of £114 million in 2010 for Prudential's Asia operations primarily reflected unrealised gains on the shareholder debt portfolio, as well as a £30 million unrealised gain on the Group's 8.66 per cent stake in China Life Insurance Company of Taiwan.

        The negative short-term fluctuations of £453 million in 2010 for Prudential's US operations principally arose on derivative and embedded derivative value movements. They included the negative net equity hedge accounting effect (net of related DAC amortisation)(23) of £443 million. The strong rise in the S&P Index in the last quarter of 2010 resulted in fair value reductions in the free-standing derivatives backing the guarantees embedded in Jackson's variable and fixed index annuity products. As a substantial proportion of these guarantees are not fair valued for accounting purposes, there is insufficient accounting offset to these value movements. Other US short-term fluctuations were negative £10 million.

        The positive short-term fluctuations of £116 million in 2010 for Prudential's UK operations reflected principally value movements on fixed income assets backing the capital of the shareholder-backed annuity business, brought about by the falls in yields during 2010.

        Short-term fluctuations in investment returns for other operations in 2010 were positive £25 million and mainly represented unrealised appreciation on Prudential Capital's debt securities portfolio offset by unrealised value movements on centrally held derivatives.

Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes

        The shareholders' share of actuarial and other gains and losses on defined benefit pension schemes of positive £50 million (2011: positive £21 million) mainly reflects the partial recognition of actuarial surplus in the Prudential Staff Pension Scheme following the results of the triennial valuation, further details of which are given in note I3 to the consolidated financial statements in Item 18.

Gain on dilution of Group holdings

2012

        On 22 February 2012, M&G completed transactions to reduce its majority holding in PPM South Africa from 75 per cent to 49.99 per cent. Under IFRS the transactions give rise to a gain on dilution of £42 million, which has been excluded from the Group's IFRS operating profit.

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

(23)
Based on longer-term equity volatility and interest rate assumptions.

 Amortisation of acquisition accounting adjustments arising on the purchase of REALIC

        On 4 September 2012, Jackson completed the acquisition of 100 per cent of the issued share capital of SRLC America Holding Corp. (SRLC), and its primary operating subsidiary, REALIC for a total cash consideration of £370 million. The amortisation primarily comprises the difference between the yield on the acquired investments based on market values at acquisition and historic investment income on book yields recognised in IFRS operating profit. Movement in the fair value acquisition adjustments on the value of business acquired and policyholder liabilities is also included. Further details are given in note I1 to the consolidated financial statements in Item 18.

Costs of terminated AIA transaction in 2010

        During 2010, Prudential incurred pre-tax costs in relation to the AIA transaction of £377 million. This comprised the termination break fee of £153 million, the costs associated with foreign exchange hedging of £100 million, underwriting fees of £58 million and adviser and other fees totalling £66 million. After expected tax relief, the post-tax cost was £284 million.

Effective tax rates

        The effective rate of tax on operating profit based on longer-term investment returns was 23 per cent (2011: 21 per cent; 2010: 10 per cent). Comparing 2012 and 2011, the 2011 effective rate had benefited from utilising carried forward tax losses for which no deferred tax asset had been recognised. For 2010, adjusting the tax rate to exclude the exceptional tax credit of £158 million which primarily related to the impact of a settlement agreed with the UK tax authorities, the underlying tax rate operating profit was 18 per cent. The 2010 effective tax rate benefited from revisions to prior period tax returns in the UK and an increase in the proportion of income in Asia which attracts lower tax.

        The effective rate of tax on the total IFRS profit was 22 per cent (2011: 22 per cent; 2010: negative 3 per cent). We have benefitted from reductions in the main UK corporation tax rate—28 per cent to 26 per cent in 2011 and 26 per cent to 24 per cent in 2012. Adjusting the negative 3 per cent rate in 2010 to exclude the exceptional tax credit of £158 million gave an underlying tax rate at the total IFRS total profit level of 9 per cent. In 2010, and to a lesser extent in 2011 and 2012, we have also benefited from utilising carried forward tax losses for which no deferred tax asset was previously established.

Earnings per share

	2012	2011(i)	2010 Excluding exceptional tax credit(ii)	2010 Including exceptional tax credit(ii)

	pence	pence	pence	pence
Basic EPS based on operating profit based on longer-term investment returns after tax and non-controlling interests	76.8	62.8	59.0	65.3

Basic EPS based on total profit after tax and non-controlling interests	86.5	55.8		51.7

Notes

(i)
Comparatives adjusted for retrospective application of the accounting policy change for deferred acquisition costs as discussed in note A5 to consolidated financial statements in Item 18.

(ii)
The exceptional tax credit in 2010 relates to a £158 million credit which primarily relates to the impact of a settlement agreed with the UK tax authorities.

Explanation of Movements in Profits Before Shareholder Tax
by Nature of Revenue and Charges

        The following table shows Prudential's consolidated total revenue and consolidated total charges for the periods presented:

	2012	2011*	2010*

	£m	£m	£m
Gross premiums earned(a)	29,910	25,706	24,568
Outward reinsurance premiums	(506)	(429)	(357)

Earned premiums, net of reinsurance	29,404	25,277	24,211
Investment return(b)	24,051	9,360	21,769
Other income	2,021	1,869	1,666

Total revenue, net of reinsurance	55,476	36,506	47,646

Benefits and claims	(44,831)	(31,060)	(40,608)
Outward reinsurers' share of benefit and claims	259	746	335
Movement in unallocated surplus of with-profits funds	(1,381)	1,025	(245)

Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance(c)	(45,953)	(29,289)	(40,518)
Acquisition costs and other expenditure(d)	(6,055)	(5,120)	(4,989)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(280)	(286)	(257)

Total charges, net of reinsurance	(52,288)	(34,695)	(45,764)

Profit before tax (being tax attributable to shareholders' and policyholders' returns)**	3,188	1,811	1,882
(Less) add tax (charge) credit attributable to policyholders' returns	(378)	17	(611)

Profit before tax attributable to shareholders	2,810	1,828	1,271

Total tax (charge) attributable to policyholders and shareholders	(991)	(392)	(571)
Adjustment to remove tax credit (charge) attributable to policyholders' returns	378	(17)	611

Tax charge attributable to shareholders' returns†	(613)	(409)	40

Profit for the year	2,197	1,419	1,311

Attributable to:
Equity holders of the Company	2,197	1,415	1,306
Non-controlling interests	—	4	5

Profit for the year	2,197	1,419	1,311

*
The Group has adopted updated US GAAP requirements for deferred acquisition costs as an improvement to its accounting policy under IFRS 4 for those operations of the Group which measure insurance assets and liabilities substantially by reference to US GAAP principles. Accordingly, the 2011 and 2010 comparative results and related notes have been adjusted from those previously published for the retrospective application of the change as if the new accounting policy had always applied, as described in note A5 to Prudential's consolidated financial statements in Item 18.

**
This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.

This is principally because the corporate taxes of the Group include those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the profit before all taxes measure (which is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of the

  PAC with-profits fund after adjusting for taxes borne by policyholders) is not representative of pre-tax profits attributable to shareholders.

†
The 2010 tax charge attributable to shareholders' return included an exceptional tax credit of £158 million which primarily related to the impact of a settlement agreed with the UK tax authorities. In addition the 2010 profit before tax is stated after £377 million of pre-tax costs of the terminated AIA transaction.

(a)   Gross earned premiums

	Year ended 31 December
	2012	2011	2010

	£m	£m	£m
Asian operations	8,230	7,378	6,380
US operations	14,660	12,650	11,817
UK operations	7,020	5,678	6,371

Total	29,910	25,706	24,568

        Gross earned premiums for insurance operations totalled £29,910 million in 2012, up 16 per cent from £25,706 million in 2011. The increase of £4,204 million was driven by growth of £852 million in the Asian operations; £2,010 million in the US operations and £1,342 million in the UK operations.

        Gross earned premiums for insurance operations totalled £25,706 million in 2011, up 5 per cent from £24,568 million in 2010. The increase of £1,138 million was driven by growth of £998 million in the Asian operations and £833 million in the US operations which were partially offset by a decrease of £693 million in the UK operations.

Asia

        Gross earned premiums increased by 12 per cent from £7,378 million in 2011 to £8,230 million in 2012 and by 16 per cent from £6,380 million in 2010 to £7,378 million in 2011. The premiums reflect the aggregate of single and recurrent premiums of new business sold in the year and premiums on annual business sold in previous years. The growth in earned premiums reflects increases for both factors.

        Asia's rapidly growing middle classes remain a key growth driver for the retail financial services sector, particularly life insurance with an emphasis on protection. Our four largest markets—Hong Kong, Indonesia, Singapore and Malaysia—have made the most material contribution to the region's growth in recent years. In addition to our well known strength in these four markets, we are building our presence and distribution in other markets that have the potential to become material drivers of growth over the medium and long term. Two such markets are Thailand and the Philippines.

        During 2012 Asia's average economic growth rates, although they remained well above the global average, continued to moderate following the post crisis high seen in 2010. This is to some degree a consequence of the ongoing weakness of the economies of North America and Europe. While domestic factors were a significant influence in India and China as policymakers grapple with sensitive political situations and economic imbalances, the resilience of many other economies in the region, particularly in South-east Asia, was highlighted by upward revisions to IMF growth forecasts in the second half of the year. During the second half of 2012 the reported growth rates on sales did moderate as the economic climate was generally more challenging and specifically in Malaysia, Korea and Taiwan we deliberately and proactively slowed sales of lower margin products.

        Our multi-channel distribution model is at the heart of our success and we have continued to grow and strengthen our distribution further in 2012. In both the agency and the bank channels—banacassurance—the returns comfortably cover the cost of capital, so we have a strong appetite for growth in both. Agency is the largest channel and we continue to increase both the scale and, importantly the quality and productivity of our agency force. In the bank channel, where we are the regional leader, our partnerships with Standard Chartered Bank (SCB) and United Overseas Bank (UOB), have seen considerable sales growth. Regular premium products make up the bulk of our new business.

United States

        Gross earned premiums increased by 16 per cent from £12,650 million in 2011 to £14,660 million in 2012. Approximately 2 per cent of this increase was due to the contribution from REALIC following its acquisition in September 2012. Excluding REALIC's contribution, the increase was driven principally by the increase in sales of new single premium variable annuity business, including primarily the sale of our Elite Access product launched in March 2012, and by modest institutional sales. Elite Access is a new variable annuity product which has no guaranteed benefits and provides tax efficient access to alternative investments. Although we do not target volume or market share, our ranking climbed to second in variable annuity sales in the US through the third quarter of 2012 (latest information available), while market share increased to 14.0 per cent from 11.4 per cent for the full year 2011(24).

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

        Jackson's strategy remains focused on providing value to its customers and driving shareholder value while operating within a conservative risk management framework. In the course of 2012 and particularly in the second half of the year, Jackson implemented various product initiatives to continue to balance value, volume, capital and balance sheet strength.

United Kingdom

        Gross earned premiums for UK operations increased from £5,678 million in 2011 to £7,020 million in 2012 primarily reflecting benefit from the focus on its core products, with-profits and individual annuities, which was partially offset by a reduction in sales of corporate pensions business, after exceptionally high volumes in 2011. The PruFund range, reintroduced in 2011 as described below comprised 75 per cent of with-profits bond sales, with 35 per cent higher sales than in 2011. Two bulk annuity buy-in insurance agreements were signed in 2012 totalling total new business premiums of £408 million (2011: single deal £336 million).

        In the UK, Prudential has adopted a focused strategy and competes selectively to help Britain's ageing population convert their accumulated wealth into retirement income. We have a clear focus on writing profitable new business while generating cash sustainably and preserving our capital. We concentrate on areas in which we have a clear competitive advantage, namely individual annuities and with-profits products, where we continue to be market leaders. Our performance in 2012 has been strong in a difficult market, which has been impacted by significant UK and EU regulatory change. This includes the implementation of the Retail Distribution Review (RDR), auto-enrolment for company pension schemes and Gender Neutral Pricing.

        Gross earned premiums for UK operations decreased from £6,371 million in 2010 to £5,678 million in 2011 primarily reflecting lower bulk annuities in 2011 with total new business premiums of £336 million compared to a total of £945 million in 2010, reductions in the sales of individual annuities

(24)
Source: Morningstar Annuity Research Center (MARC) Third Quarter 2012 Sales Report©. © Morningstar, Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.

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

(b)   Investment return

	Year ended 31 December
	2012	2011	2010

	£m	£m	£m
Asia operations	3,120	285	2,747
US operations	6,199	1,448	4,577
UK operations	14,746	7,732	14,560
Unallocated corporate and intragroup elimination	(14)	(105)	(115)

Total	24,051	9,360	21,769

        Investment return principally comprises interest income, dividends, investment appreciation/depreciation (realised and unrealised gains and losses) on investments designated as fair value through profit and loss and realised gains and losses, including impairment losses, on Jackson's debt securities designated as available-for-sale. Movements in unrealised appreciation/depreciation of Jackson's debt securities designated as available for-sale are not reflected in investment return but are recorded in other comprehensive income.

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

	2012	2011	2010

	£m	£m	£m
Asia operations
Policyholder returns
Assets backing unit-linked liabilities	1,262	(812)	1,279
With-profits business	1,208	756	1,039

	2,470	(56)	2,318

Shareholder returns	650	341	429

Total	3,120	285	2,747

US operations
Policyholder returns
Assets held to back (separate account) unit-linked liabilities	5,217	(869)	3,520

Shareholder returns
Realised gains and losses (including impairment losses on available-for-sale bonds)	(876)	(238)	21
Value movements on derivative hedging programme for general account business	197	841	20
Interest/dividend income and value movements on other financial instruments for which fair value movements are booked in the income statement	1,661	1,714	1,016

	982	2,317	1,057

Total	6,199	1,448	4,577

UK operations
Policyholder returns
Scottish Amicable Insurance Fund (SAIF)	791	321	1,075
Assets held to back unit-linked liabilities	2,320	208	2,119
With-profits fund (excluding SAIF)	8,350	4,094	8,815

	11,461	4,623	12,009

Shareholder returns
Prudential Retirement Income Limited (PRIL)	2,196	2,153	1,717
Other business	1,089	956	834

	3,285	3,109	2,551

Total	14,746	7,732	14,560

Unallocated corporate
Shareholder returns	(14)	(105)	(115)

Group Total
Policyholder returns	19,148	3,698	17,847
Shareholder returns	4,903	5,662	3,922

Total	24,051	9,360	21,769

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

  •
  separate account business of US operations, the investment return of which is also wholly attributable to policyholders; and

  •
  with-profits business (excluding SAIF) in the UK and Asia (in which the shareholders' economic interest, and the basis of recognising IFRS basis profits, is restricted to a share of the actuarially determined surplus for distribution (in the UK 10 per cent)). Except for this surplus the investment return of the with-profits funds is attributable to policyholders (through the asset-share liabilities) or the unallocated surplus, which is accounted for as a liability under IFRS 4.

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

Asia

        The table below provides an analysis of investment return attributable to Asia operations for the years presented:

	Year ended 31 December
	2012	2011	2010

	£m	£m	£m
Interest/dividend income (including foreign exchange gains and losses)	670	502	607
Investment appreciation (depreciation)	2,450	(217)	2,140

Total	3,120	285	2,747

        In Prudential's Asia operations, debt securities accounted for 55 per cent, 54 per cent and 46 per cent of the total investment portfolio as at 31 December 2012, 2011 and 2010, respectively, with equities comprising 37 per cent; 37 per cent and 47 per cent respectively. The remaining 8 per cent, 9 per cent and 7 per cent of the total investment portfolio, respectively, primarily comprised loans and deposits with credit institutions. In Asia, investment return increased from £285 million in 2011 to £3,120 million in 2012. This increase was due to an increase of £168 million in interest and dividend income (including foreign exchange gains and losses) and an increase of £2,667 million in investment appreciation. The increase of £2,667 million in investment appreciation was driven primarily by favourable market movements in the Asia equity markets and also the appreciation in the debt securities held across the region following the fall in long-term yields in the period.

        Investment return decreased from £2,747 million in 2010 to £285 million in 2011. The decrease was due to a decrease of £105 million in interest and dividend income (including foreign exchange gains and losses) and a decrease of £2,357 million in investment appreciation. The decrease of £2,357 million in investment appreciation was driven primarily by adverse market movements in the Asia equity markets in 2011.

United States

        The table below provides an analysis of investment return attributable to US operations for the periods presented:

	Year ended 31 December
	2012	2011	2010

	£m	£m	£m
Realised gains (losses) (including impairment losses on available-for-sale bonds)	(876)	(238)	21
Investment return of investments backing US separate account liabilities	5,217	(869)	3,520
Other investment return	1,858	2,555	1,036

Total	6,199	1,448	4,577

        In the US, investment return increased from £1,448 million in 2011 to £6,199 million in 2012. This £4,751 million favourable change resulted despite a £638 million increase in realised losses and a decrease of £697 million in other investment return, as these were more than offset by an increase of £6,086 million in the investment return on investments backing variable separate account liabilities from a loss of £(869) million in 2011 to £5,217 million in 2012. Realised losses of £876 million in 2012 were principally due to freestanding derivatives held to manage exposure to equity risk as explained further in note B1 to the consolidated financial statements in Item 18. The primary driver for the increase in investment return on investments backing variable annuity separate account liabilities as compared to 2011 was favourable movements in the US equity markets in 2012 on a larger separate account asset balance. The decrease of £697 million in other investment return was mainly accounted for by the movements in the fair value of derivatives held to manage the general account business and of the equity related derivatives.

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

United Kingdom

        The table below provides an analysis of investment return attributable to UK operations for the periods presented:

	Year ended 31 December
	2012	2011	2010

	£m	£m	£m
Interest/dividend income	6,367	6,135	6,149
Foreign exchange gains and losses(i)	835	67	(48)
Investment appreciation(ii)	7,544	1,530	8,459

Total	14,746	7,732	14,560

Notes

(i)
Foreign exchange gains and losses on retranslation of non-sterling based assets, including foreign currency forwards, principally of the UK with-profits fund.

(ii)
Investment appreciation (depreciation) comprises realised and unrealised gains and losses on the investments.

        In Prudential's UK operations, equities accounted for 23 per cent, 28 per cent and 28 per cent of the total investment portfolio as at 31 December 2012, 2011 and 2010, respectively. Debt securities comprised 56 per cent, 52 per cent and 52 per cent, respectively, with investment properties accounting for 7 per cent, 8 per cent and 8 per cent of the total investment portfolio in each respective year. The remaining 14 per cent, 12 per cent and 12 per cent of the total investment portfolio as at 31 December 2012 , 2011 and 2010, respectively, related to loans, deposits with credit institutions, investments in partnerships in investment pools and derivative assets. Within debt securities of £86 billion (2011: £80 billion; 2010: £76 billion) as at 31 December 2012, 73 per cent (2011: 70 per cent; 2010: 82 per cent) was comprised of corporate debt securities. In the UK, the investment return increased by £7,014 million, from £7,732 million in 2011 to £14,746 million in 2012. This increase was primarily driven by an increase of £6,014 million in investment appreciation, favourable movements in foreign exchange gains and losses of £768 million, from a positive of £67 million in 2011 to a positive £835 million in 2012 and increase in interest/dividend income of £232 million. The foreign exchange movement in 2012 related mainly to gains in foreign currency forwards of the UK with-profits fund as the pound sterling appreciated above its level in 2011. The investment appreciation of £7,544 million in 2012 primarily reflected the favourable UK financial markets' performance during the year. The investment appreciation mainly reflected movements on equities and debt securities.

        In Prudential's UK operations, equities accounted for 28 per cent of the total investment portfolio as at each of 31 December 2011 and 2010. Debt securities comprised 52 per cent and investment properties accounted for 8 per cent of the total investment portfolio in each respective year. The remaining 12 per cent of the total investment portfolio as at 31 December 2011 and 2010 related, at each such date, to loans, deposits with credit institutions, investment in partnerships in investment pools and derivative assets. Within debt securities of £76 billion (2010: £76 billion) as at 31 December 2011, 74 per cent (2010: 82 per cent) was comprised of corporate debt securities. In the UK, the investment return declined by £6,828 million, from £14,560 million in 2010 to £7,732 million in 2011. This decline was primarily driven by a decrease of £6,929 million in investment appreciation, partly offset by favourable movements in foreign exchange gains and losses of £115 million, from a negative of £48 million in 2010 to a positive £67 million in 2011. The foreign exchange movement in 2011 related mainly to gains in foreign currency forwards of the UK with-profits fund. Interest and dividend income of £6,135 million in 2011 was in line with the £6,149 million in 2010.

Unallocated corporate and intragroup elimination

        Investment return for unallocated corporate and intragroup elimination in 2012 of negative £14 million compared to the negative £105 million in 2011 and negative £115 million in 2010.

(c)   Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance

	Year ended 31 December
	2012	2011	2010

	£m	£m	£m
Asia operations	(8,285)	(5,365)	(6,734)
US operations	(18,711)	(12,651)	(15,423)
UK operations	(18,957)	(11,273)	(18,361)

Total	(45,953)	(29,289)	(40,518)

        Benefits and claims represent payments, including final bonuses, to policyholders in respect of maturities, surrenders and deaths plus changes in technical provisions (which primarily represents the movement in amounts owed to policyholders). Benefits and claims are amounts attributable to policyholders. The movement in unallocated surplus of with-profits funds represents the transfer to (from) the unallocated surplus each year through a charge (credit) to the income statement of the annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders.

        The underlying reasons for the year-on-year changes in benefits and claims and movement in unallocated surplus in each of Prudential's regional operations are changes in the incidence of claims incurred, increases or decreases in policyholders' liabilities, and movements in unallocated surplus of with-profits funds.

        Total benefit and claims and movements in unallocated surplus of with-profits funds increased by £16,664 million in 2012 to a charge of £45,953 million compared to a charge of £29,289 million in 2011 and a charge of £40,518 in 2010. The amounts of this year on year charge attributable to each of the underlying reasons as stated above are shown below.

        Benefits and claims and movements in unallocated surplus of with-profits funds net of reinsurance can be further analysed as follows.

	Year ended 31 December
	2012	2011	2010

	£m	£m	£m
Claims incurred	(19,329)	(17,736)	(16,884)
Increase in policyholder liabilities	(25,243)	(12,578)	(23,389)
Movement in unallocated surplus of with-profits funds	(1,381)	1,025	(245)

Benefits and claims and movement in unallocated surplus	(45,953)	(29,289)	(40,518)

        The charge for benefits and claims and movements in unallocated surplus, net of reinsurance of £45,953 million (2011: £29,289 million; 2010: £40,518 million) shown in the table above includes the effect of accounting for investment contracts without discretionary participation features (as defined by IFRS 4) in accordance with IAS 39 to reflect the deposit nature of the arrangement.

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

Asia

        In 2012, benefits and claims and movements in unallocated surplus of with-profits funds totalled £8,284 million, representing an increase of £2,919 million compared to the charge totalled £5,365 million in 2011. In 2011, benefits and claims and movements in unallocated surplus of with-profits funds totalled £5,365 million, representing a decrease of £1,369 million compared to the charge of £6,734 million in 2010.

        The amounts of the year-on-year change attributable to each of the underlying reasons are shown below:

	Year ended 31 December
	2012	2011	2010

	£m	£m	£m
Claims incurred	(3,229)	(2,955)	(2,595)
Increase in policyholder liabilities	(4,537)	(2,950)	(3,824)
Movement in unallocated surplus of with-profits funds	(518)	540	(315)

Benefits and claims and movement in unallocated surplus	(8,284)	(5,365)	(6,734)

        The growth in the policyholder liabilities in Asia over the three-year period partially reflected the increase due to the strong growth in new business in the region. The variations in the increases or decreases in policyholder liabilities in individual years were, however, primarily due to movement in investment returns. This was as a result of asset value movements that are reflected in the unit value of the unit-linked policies, which represent a significant proportion of the Asian operations' business. In addition, the policyholder liabilities of the Asia operations' with-profits policies also fluctuated with the investment performance of the funds.

        Accordingly, due to the positive market returns in 2012, there was a related increase in the charge for benefits and claims. Conversely, due to the fall in market returns in 2011 compared to 2010, there was a year-on-year related decrease in the charge for benefits and claims.

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

        In 2012, the accounting charge for benefits and claims increased by £6,060 million to £18,711 million compared to £12,651 million in 2011. In 2011, the accounting charge for benefits and claims decreased by £2,772 million to £12,651 million compared to £15,423 million in 2010.

        The amounts of the year-on-year change attributable to each of the underlying reasons are shown below:

	Year ended 31 December
	2012	2011	2010

	£m	£m	£m
Claims incurred	(5,459)	(4,678)	(4,348)
Increase in policyholder liabilities	(13,252)	(7,973)	(11,075)

Benefits and claims	(18,711)	(12,651)	(15,423)

        The movements year-on-year in the claims incurred for the US operations as shown in the table above also included the effects of translating the US dollar results into pounds sterling at the average exchange rates for the relevant years.

        The charges in each year comprise amounts in respect of variable annuity and other business. For variable annuity business, there are two principal factors that contribute to the variations in the charge, and for which the fluctuations in the years presented broadly offset each other. First, the investment return on the assets backing the variable annuity separate account liabilities changed to a £5,217 million credit in 2012 from a £869 million credit in 2011 and a £3,520 million credit in 2010 as shown in the section 'Investment return (b) United States' above. The second principal effect is the growth of the variable annuity business in force. This can be illustrated by the net cash flows of the US insurance operations' variable annuity separate account liabilities in note D3 (c) 'Reconciliation of movement in policyholder liabilities' to the consolidated financial statements in Item 18 of this annual report. The net flows of the variable annuity separate account liabilities shown in that note for 2012 were £7,808 million as compared with £6,978 million for 2011.

United Kingdom

        Overall, benefits and claims and the movement in unallocated surplus recorded in the income statement was a charge of £18,958 million in 2012 compared to a £11,273 million charge in 2011 and a £18,361 million charge in 2010. The year-on-year changes attributable to each of the underlying reasons are shown below, together with a further analysis of the amounts included in respect of the movements in policyholder liabilities by type of business:

	Year ended 31 December
	2012	2011	2010

	£m	£m	£m
Claims incurred	(10,642)	(10,103)	(9,941)
Decrease/(increase) in policyholder liabilities

SAIF	665	1,198	212
PRIL	(1,867)	(1,788)	(2,142)
Unit-linked and other non-participating business	(2,262)	(451)	(2,258)
With-profits (excluding SAIF)	(3,989)	(614)	(4,301)

	(7,453)	(1,655)	(8,490)
Movement in unallocated surplus of with-profits funds	(863)	485	70

Benefits and claims and movement in unallocated surplus	(18,958)	(11,273)	(18,361)

        Claims incurred in the UK operations in 2012 were £10,642 million, compared to £10,103 million in 2011 and £9,941 million in 2010.

        As has been explained above, the principal driver for variations in amounts allocated to the policyholders is changes to investment returns.

        In aggregate, as a result of the more positive market returns in 2012 compared to 2011 there has been a corresponding impact on benefits and claims and movements in unallocated surplus of with-profits funds in the year, moving from a net charge of £11,273 million in 2011 to a net charge of £18,958 million in 2012.The market returns in 2010 were also more positive than in 2011, which for similar reasons resulted in a higher net charge of £18,361 million.

        SAIF is a ring-fenced fund with no new business written. The decrease in policyholder liabilities in SAIF reflects the underlying decreasing policyholder liabilities as the liabilities run off. The variations from year to year are, however, affected by the market valuation movement of the investments held by SAIF, which are wholly attributable to policyholders.

        For PRIL, the increases in policyholder liabilities reflect the effect of altered investment yield reflected in the discount rate applied in the measurement of the liabilities, together with other factors such as changes in premium income for new business and altered assumptions.

        For unit-linked business, the variations in the increases in the policyholder liabilities were primarily due to the movement in the market value of the unit-linked assets as reflected in the unit value of the unit-linked policies.

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

  (c)
  Investment return, to the extent attributable to unallocated surplus, forms the majority part of the movement in such surplus in the income statement.

	Year ended 31 December
	2012	2011	2010

	£m	£m	£m
Earned premiums, net of reinsurance(i)	4,558	3,404	3,148
Investment return	8,350	4,094	8,815
Other income	39	17	9
Acquisition costs and other expenditure	(740)	(696)	(600)
Tax charge	(292)	(63)	(528)

Total net income before benefit and claims and movement in unallocated surplus, net of reinsurance	11,915	6,756	10,844

Charges of:
Claims incurred	(6,857)	(6,411)	(6,390)
(Increase)/decrease in policyholder liabilities(i)	(3,989)	(614)	(4,301)
Movement in unallocated surplus of with-profits funds	(863)	485	70

Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	(11,709)	(6,540)	(10,621)

Shareholders' profit after tax	206	216	223

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

        In 2012, the income statement of the UK component of the PAC with-profits funds was charged with a transfer of £863 million from the unallocated surplus. This transfer, together with a corresponding transfer in the unallocated surplus of the Asia with-profits funds and the effect of exchange rate movements, resulted in an increase in Prudential's unallocated surplus from £9.2 billion in 2011 to £10.6 billion in 2012. This movement reflected the net effect of changes in the value of assets, liabilities (incorporating policyholder bonuses and other elements of asset shares attributable to policyholders), and the shareholders' share of the cost of bonuses for 2012.

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

(d)   Acquisition costs and other expenditure

	Year ended 31 December
	2012	2011	2010

	£m	£m	£m
Asia operations	(2,172)	(1,774)	(1,851)
US operations	(1,771)	(1,445)	(1,151)
UK operations	(2,164)	(1,943)	(1,721)
Unallocated corporate and intra-group elimination	52	42	(266)

Total	(6,055)	(5,120)	(4,989)

*
The 2011 and 2010 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5 to Prudential's consolidated financial statements in Item 18.

        Total acquisition costs and other expenditure of £(6,055) million in 2012 were 18 per cent higher than the £(5,120) million incurred in 2011. Total acquisition costs and other expenditure of £(5,120) million in 2011 were 3 per cent higher than the £(4,989) million incurred in 2010.

Asia

        Total acquisition costs and other expenditure for Asia in 2012 were £(2,172) million, an increase of £398 million or 22 per cent over 2011. This increase was primarily due to increased acquisition costs, net of change in deferred acquisition costs and increases in other operating expenses and in the charge for investment gains attributable to external unit-holders relating to investment funds managed on behalf of third parties which are consolidated but have no recourse to Prudential.

        Total acquisition costs and other expenditure for Asia in 2011 were £(1,774) million, a decrease of £77 million or 4 per cent as against 2010. This decrease was primarily due to increased acquisition costs, net of change in deferred acquisition costs being more than offset by decreased other operating expenses and a decrease in the charge for investment gains attributable to external unit-holders relating to investment funds managed on behalf of third parties which are consolidated but have no recourse to Prudential.

United States

        Total acquisition costs and other expenditure for the US of £(1,771) million in 2012 represented an increase of £326 million over the amount of £(1,445) million in 2011. The £(1,445) million in 2011 in turn represented an increase of £294 million from the £(1,151) million in 2010. The year on year movements reflected increases in acquisition costs, net of change in deferred acquisition costs and in operating expenses.

        Acquisition costs increased in absolute terms year on year over the three year period due largely to increases in sales volume. The DAC amortisation charge to the operating profit based on longer term investment returns for the US decreased in 2012 to £(356) million from £(506) million in 2011. From 2010 to 2011, the DAC amortisation charge for the US increased to £(506) million from £(280) million. The 2012 DAC amortisation comprises a core charge of £(412) million (2011: £(316) million; 2010: £(271) million) and a decelerated charge of £56 million (2011: accelerated charge of £(190) million; 2010: accelerated charge of £(9) million). The higher core charge year on year is in line with the increase in fee income and spread profits. The £(190) million accelerated charge in 2011 represented the reversal of the benefit received in 2008 from the use of the mean reversion formula.

        Other operating expenses increased primarily due to higher asset based commissions paid on the growing separate account balance.

United Kingdom

        Total UK acquisition costs and other expenditure were £(2,164) million compared to £(1,943) million in 2011. The increase of £221 million primarily reflects increased operating expenses which were partially offset by the positive impact of the partial recognition of the defined benefit pension scheme actuarial surplus of PSPS in 2012 of £164 million of which £115 million was allocated to the PAC with-profits fund included within the UK operations. Further detail is provided in note I3 to the consolidated financial statements in Item 18.

        Total UK acquisition costs and other expenditure were £(1,943) million in 2011 compared to £(1,721) million in 2010. This increase arose primarily from the increase in acquisition costs, net of change in deferred acquisition costs and underlying increases in expenditure of M&G.

Unallocated corporate and intra-group elimination

        Other net expenditure of a credit of £52 million in 2012, a credit of £42 million in 2011 and a charge of £(266) million in 2010 comprises both the other expenditure of the unallocated corporate and elimination of intragroup income and expenses. The principal reason for the year on year movement as shown above was that the amount in 2010 included the costs incurred in relation to the terminated AIA transaction. Of the £377 million total costs before tax of the terminated AIA transaction in 2010, £277 million was recorded as 'Other expenditure' within 'Acquisition costs and other expenditure' in the consolidated income statement. The remaining £100 million associated with foreign exchange hedging was recorded within 'Investment return'.

IFRS Shareholders' Funds and Summary Balance Sheet

        The following table sets forth a summary of the movement in Prudential's IFRS shareholders' funds for 2012, 2011 and 2010:

	IFRS
	2012	2011*	2010*

	£m	£m	£m
Operating profit based on longer-term investment returns	2,533	2,027	1,826
Items excluded from operating profit	277	(199)	(555)

Total profit before tax	2,810	1,828	1,271
Exceptional Tax Credit	—	—	158
Tax and non-controlling interests	(613)	(413)	(123)

Profit for the year	2,197	1,415	1,306
Exchange movements, net of related tax	(216)	(105)	237
Unrealised gains and losses on Jackson securities classified as available for sale, net of related changes to deferred acquisition costs and tax	387	349	533
Dividends	(655)	(642)	(511)
New share capital subscribed	17	17	75
Other	65	9	36

Net increase in shareholders' funds	1,795	1,043	1,676
Shareholders' funds at beginning of the year	8,564	7,521	5,845

Shareholders' funds at end of the year	10,359	8,564	7,521

*
The 2011 and 2010 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5 to Prudential's consolidated financial statements in Item 18.

Summary Balance Sheet

	31 December
	2012	2011*

	£m	£m
Goodwill attributable to shareholders	1,469	1,465
Investments	283,428	250,605
Holding company cash and short-term investments	1,380	1,200
Other	23,976	19,475

Total assets	310,253	272,745

Less: Liabilities
Policyholder liabilities	260,774	227,075
Unallocated surplus of with-profits funds	10,589	9,215

	271,363	236,290
Core structural borrowings of shareholders' financed operations	3,554	3,611
Other liabilities including non-controlling interest	24,977	24,280

Total liabilities and non-controlling interest	287,810	253,108

Share capital and premium	2,017	2,000
IFRS basis shareholders' reserves	8,342	6,564

IFRS basis shareholders' equity	10,359	8,564

*
The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5 to Prudential's consolidated financial statements in Item 18.

 Policyholder liabilities and unallocated surplus of with-profits fund

	2012				2011

Shareholder-backed business	Asia	US	UK	Total	Total

	£m	£m	£m	£m	£m
At 1 January	18,269	69,189	46,048	133,506	122,183
Premiums	4,141	14,907	3,801	22,849	20,296
Surrenders	(1,933)	(4,356)	(2,585)	(8,874)	(7,975)
Maturities/Deaths	(226)	(954)	(2,345)	(3,525)	(3,315)

Net cash flows	1,982	9,597	(1,129)	10,450	9,006
Investment related-items and other movements	1,539	4,241	4,586	10,366	1,988
Acquisition of REALIC	—	12,912	—	12,912	—
Foreign exchange translation differences	(577)	(3,678)	—	(4,255)	329

At 31 December	21,213	92,261	49,505	162,979	133,506

With-profits funds
—Policyholder liabilities				97,795	93,569
—Unallocated surplus				10,589	9,215

Total at 31 December				108,384	102,784

Total policyholder liabilities including unallocated surplus at 31 December				271,363	236,290

        Policyholder liabilities relating to shareholder-backed business grew by £29.5 billion from £133.5 billion at 31 December 2011 to £163.0 billion at 31 December 2012.

        The increase reflects positive net flows (premiums net of upfront charges less surrenders, maturities and deaths) of £10.5 billion in 2012 (2011: £9.0 billion), driven by strong inflows in the US £9.6 billion and Asia £2.0 billion. The negative net flows in UK of £1.1 billion are distorted by the fluctuating nature of unit-linked corporate pension scheme transfers. Net flows in Asia have increased by 8 per cent to £2.0 billion in 2012 (2011: £1.8 billion) while the overall rate of surrenders in the region (expressed as a percentage of opening liabilities) was 10.6 per cent in 2012 (2011: 9.8 per cent). Excluding India, where the market has been going through a significant period of change following regulatory changes in 2010, the surrender rate in 2012 was 9.7 per cent (2011: 9.6 per cent).

        Other movements include negative foreign exchange effects of £4.3 billion (2011: positive £0.3 billion) together with investment-related and other items of £10.4 billion. Investment-related and other items increased from £2.0 billion in 2011 to £10.4 billion in 2012 principally following improvements in the bond and equity markets. The acquisition of REALIC reflects the liabilities acquired at the date of acquisition.

        During 2012, the unallocated surplus, which represents the excess of assets over policyholder liabilities for the Group's with-profits funds on an IFRS basis, increased by 15 per cent from £9.2 billion at 31 December 2011 to £10.6 billion at 31 December 2012.

 Other results based information

Funds under Management

(a)   Summary

	2012	2011

	£bn	£bn
Business area:
Asia operations	38.9	32.6
US operations	91.4	71.9
UK operations	153.3	146.3

Internal funds under management	283.6	250.8
External funds(i)	121.4	99.8

Total funds under management	405.0	350.6

Note

(i)
External funds shown above for 2012 of £121.4 billion (2011: £99.8 billion) comprise £133.5 billion (2011: £111.2 billion) of funds managed by Eastspring Investments and M&G (as shown in note (c ) below) less £12.1 billion (2011: £11.4 billion) that are classified within internal funds.

(b)   Internal funds under management—analysis by business area

	Asian operations		US operations		UK operations		Total

	2012	2011	2012	2011	2012	2011	2012	2011

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Investment properties(i)	—	—	0.1	0.1	11.0	10.9	11.1	11.0
Equity securities	14.3	12.0	49.6	38.1	36.1	37.3	100.0	87.4
Debt securities	21.4	17.7	33.0	27.0	85.7	79.8	140.1	124.5
Loans and receivables	1.0	1.2	6.2	4.1	4.6	4.4	11.8	9.7
Other investments and deposits	2.2	1.7	2.5	2.6	15.9	13.9	20.6	18.2

Total	38.9	32.6	91.4	71.9	153.3	146.3	283.6	250.8

Note

(i)
As included in the investments section of the consolidated statement of financial position at 31 December 2012 except for £0.2 billion (2011: £0.2 billion) investment properties which are held for sale or occupied by the Group and, accordingly under IFRS, are included in other statement of financial position captions.

(c)   Investment products—funds under management

	2012
	1 Jan 2012	Market gross inflows	Redemptions	Market exchange translation and other movements	31 Dec 2012

	£m	£m	£m	£m	£m
Eastspring Investments	19,221	60,498	(59,098)	1,013	21,634
M&G	91,948	36,463	(19,582)	3,039	111,868

Group total	111,169	96,961	(78,680)	4,052	133,502

	2011
	1 Jan 2011	Market gross inflows	Redemptions	Market exchange translation and other movements	31 Dec 2011

	£m	£m	£m	£m	£m
Eastspring Investments	22,048	63,726	(63,605)	(2,948)	19,221
M&G	89,326	25,981	(21,596)	(1,763)	91,948

Group total	111,374	89,707	(85,201)	(4,711)	111,169

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

        Operating holding company cash flow for 2012 before the shareholder dividend was £911 million, £102 million higher than 2011. After deducting the shareholder dividend the operating holding company cash flow was £256 million (2011: £167 million).

Cash remittances to the Group from business units

        The holding company received £1,200 million of net cash remittances from the business units in 2012, an increase of 9 per cent over the £1,105 million received in 2011.

        Asia became the largest contributor of cash, with net cash remittances to the Group in 2012 of £341 million (2011: £206 million) exceeding its 2013 cash objective. This includes non-recurring items of £27 million representing cash received from the sale of the Group's holdings in China Life Insurance Company in Taiwan of £97 million offset by repayments of funding contingent on future profits of the Hong Kong Life insurance operations of £70 million. This financing was taken out in 2009 and 2010 in order to increase the financial flexibility of the Group during the investment market crisis and has now been repaid.

        Cash received from Jackson of £249 million for 2012 is lower than the £322 million remitted in 2011 as annual remittances return to a more sustainable level. This follows the exceptional release of excess surplus made in the prior year.

        The UK insurance operations remitted £313 million in 2012 (2011: £297 million). Cash from the annual with-profits transfer to shareholders contributed £216 million (2011: £223 million). During 2012, surpluses in the UK's shareholder-backed business were utilised to repay £60 million of funding contingent on future profits that was taken out in 2009 and 2010 and to remit a net £97 million (2011: £74 million) to Group. The UK's objective remains £350 million of net cash remittances in 2013.

        M&G and PruCap collectively remitted £297 million in 2012, as the asset management businesses continue to remit significant portions of their annual post-tax earnings to the Group.

Net central outflows and other movements

        Net central outflows improved to £289 million in 2012 (2011: £296 million) with higher corporate costs offset by lower net interest payments, lower Solvency II costs, and higher tax receipts.

        After central costs, there was a net cash inflow before dividend of £911 million in 2012 compared to £809 million in 2011. The dividend paid was £655 million in 2012 compared to £642 million in the same period in 2011.

        Outside of the normal recurring central cash flow items and in light of the heightened risks surrounding the Eurozone, we incurred a net cash flow of £32 million for short dated hedges to provide downside protection against severe equity market falls. We also incurred £43 million of other net cash payments in 2012, representing payments of £68 million to the UK tax authorities following the settlement reached in 2010 on historic tax issues offset by a receipt of £25 million from an increased bank loan in the year. A final instalment on the agreed settlement will be paid in 2013 to the UK tax authorities at a level similar to 2012.

        The overall holding company cash and short-term investment balances at 31 December 2012 was £180 million higher than the balance held at the end of 2011 at £1.4 billion. The company seeks to maintain a central cash balance in excess of £1 billion.

Dividend payments

        The total cost of dividends settled by Prudential were £655 million and £642 million for the years ended 31 December 2012 and 2011, respectively.

        The Board has decided to rebase the full year dividend upwards by 4 pence, reflecting the strong progress made in both the earnings and free surplus generation of the business and in the delivery of its financial objectives. In line with this, the directors recommend a final dividend of 20.79 pence per share (2011: 17.24 pence), which brings the total dividend for the year to 29.19 pence (2011: 25.19 pence), representing an increase of 15.9 per cent over 2011.

Debt service costs

        Debt service costs charged to profit in respect of core borrowings paid by Prudential in 2012 were £280 million compared with £286 million in 2011. Of total consolidated borrowings of £6,832 million as at 31 December 2012, the parent company had core borrowings of £3,126 million outstanding, all of which have contractual maturity dates of more than five years.

Liquidity sources

        The holding company held cash and short-term investments of £1,380 million, £1,200 million and £1,232 million as at 31 December 2012, 2011 and 2010, respectively. The sources of cash in 2012 included dividends, loans and interest received from operating subsidiaries. Prudential received £1,414 million in cash remittances from business units in 2012, compared to £1,285 million received in 2011 and £1,122 million received in 2010. These remittances primarily comprise dividends from business units and the shareholders' statutory transfer from the PAC long-term with-profits fund (UK Life Fund) relating to earlier bonus declarations. Offset against these cash remittances were £214 million, £180 million and £187 million of capital invested in 2012, 2011 and 2010 respectively. Overall net remittances from business units had increased from £1,105 million in 2011 to £1,200 million in 2012.

Shareholders' statutory transfer

        In 2012, PAC declared a total surplus of £2,210 million from PAC's primary with-profits sub-fund, of which £1,990 million was added to with-profits policies and £220 million was distributed to shareholders. In 2011, PAC declared a total surplus of £2,293 million from PAC's primary with-profits sub-fund, of which £2,064 million was added to with-profits policies and £229 million was distributed to shareholders. In 2010, PAC declared a total surplus of £2,367 million from PAC's primary with-profits sub-fund, of which £2,131 million was added to with-profits policies and £236 million was distributed to shareholders.

Dividends, loans and interest received from subsidiaries

        Under UK company law, dividends can only be paid if a company has distributable reserves sufficient to cover the dividend. In PAC, Prudential's largest operating subsidiary, distributable reserves are created mainly by the statutory long-term business profit transfer to shareholders that occurs upon the declaration of bonuses to policyholders of with profit products. See 'Shareholders' statutory transfer' above. Prudential's insurance and fund management subsidiaries' ability to pay dividends and loans to the parent company is restricted by various laws and regulations. Jackson is subject to state laws that limit the dividends payable to its parent company. Dividends in excess of these limitations generally require approval of the state insurance commissioner. The table below shows the dividends, loans and other amounts received by Prudential from the principal operating subsidiaries for 2012 and 2011:

	Dividends, loan and interest received in:
	2012	2011

	£m	£m
Asia operations	551	344
US operations	249	322
UK Insurance operations (mainly PAC)	317	339
M&G (including Prudential Capital)	297	280

Total	1,414	1,285

        Each of Prudential's main operations generates sufficient profits to pay dividends to the parent. The amount of dividends paid by the operations is determined after considering the development, growth and investment requirements of the operating businesses. Prudential does not believe that the legal and regulatory restrictions on the ability of any one of its businesses to pay dividends to the parent, constitutes a material limitation on the ability of Prudential plc to meet its cash obligations.

Changes to Group's holdings during the period

        On 5 November 2012, Prudential plc , through its subsidiary Prudential Life Assurance (Thailand) Public Company Limited ('Prudential Thailand') entered into an agreement to acquire 100 per cent of Thanachart Life Assurance Company Limited ('Thanachart Life'), a wholly-owned life insurance subsidiary of Thanachart Bank Public Company limited ('Thanachart Bank'). The transaction was approved by the regulator in March 2013 and is expected to close in the second quarter of 2013.

        On 4 September 2012, the Group through its indirect wholly-owned subsidiary, Jackson National Life Insurance Company (JNLI) completed the acquisition of 100 per cent issued share capital of SRLC America Holding Corp. (SRLC), and its primary operating subsidiary, Reassure America Life Insurance Company (REALIC) for purchase consideration estimated at that time of £417 million (US$663 million). Subsequent adjustments have reduced the purchase price to £370 million (US$587 million), which remain subject to final agreement under the terms of the transaction with Swiss Re. The acquisition increases the scale of the Group's life business in the US, helping Jackson to diversify earnings by increasing the amount of income from underwriting activities thereby enhancing the quality of earnings in a capital efficient manner.

        On 22 February 2012, M&G completed transactions to (i) exchange bonus share rights for equity holdings with the employees of PPM South Africa and (ii) the sale of a 10 per cent holding in the majority of the business to Thesele Group, a minority shareholder, for cash. Following these transactions M&G's majority holding in the business reduced from 75 per cent to 49.99 per cent. Under IFRS requirements, the divestment is accounted for as the disposal of the 75 per cent holding and an acquisition of a 49.99 per cent holding at fair value resulting in a reclassification of PPM South Africa from a subsidiary to an associate.

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

Shareholders' net borrowings

	31 December
	2012	2011

	£m	£m
Perpetual subordinated Capital securities (Innovative Tier 1)	1,746	1,823
Subordinated notes (Lower Tier 2)	831	829

	2,577	2,652
Senior debt:
2023	300	300
2029	249	249

Holding company total	3,126	3,201
Prudential Capital	275	250
Jackson surplus notes (Lower Tier 2)	153	160

Total	3,554	3,611
Less: Holding company cash and short-term investments	(1,380)	(1,200)

Net core structural borrowings of shareholder-financed operations	2,174	2,411

        On an IFRS basis, the Group's core structural borrowings at 31 December 2012 were broadly unchanged at £3.6 billion.

        After adjusting for holding company cash and short-term investments of £1,380 million, net core structural borrowings at 31 December 2012 were £2,174 million compared with £2,411 million at 31 December 2011. The decrease of £237 million represents the net fall in borrowings of £57 million, mainly reflecting the foreign exchange movements in the year, together with a £180 million rise in holding company cash and short-term investments.

        In addition to its core structural borrowings set out above, Prudential also has in place an unlimited global commercial paper programme. As at 31 December 2012, commercial paper issued under this programme totalled £183 million, US$1,512 million, €493 million, CHF20 million and AU$12 million. The central treasury function also manages our £5 billion medium-term note (MTN) programme, covering both core and non-core borrowings. In November 2012 Prudential issued a £300 million 3-year senior note to pre-finance a £250 million senior note maturing in January 2013 for operational funding. Also in January 2013 Prudential issued a new US$700 million 5.25 per cent perpetual Innovative Tier 1 hybrid under this programme, primarily to Asian retail investors. Under the MTN programme at 31 December 2012 the outstanding subordinated debt was £835 million, US$1,300 million and €20 million and the senior debt outstanding was £550 million. In addition, Prudential's holding company has access to £2.1 billion of syndicated and bilateral committed revolving credit facilities, provided by 17 major international banks, expiring between 2013 and 2017. Apart from small draw downs to test the process, these facilities have never been drawn, and there were no amounts outstanding at 31 December 2012. The commercial paper programme, the MTN programme and the committed revolving credit facilities are all available for general corporate purposes and to support the liquidity needs of Prudential's holding company and are intended to maintain a strong and flexible funding capacity.

        Prudential manages the Group's core debt within a target level consistent with its current debt ratings. At 31 December 2012, the gearing ratio (debt, net of cash and short-term investments, as a proportion of EEV shareholders' funds plus net debt) was 8.8 per cent, compared with 10.9 per cent at 31 December 2011. Prudential plc has strong debt ratings from Standard & Poor's, Moody's and Fitch. Prudential's long-term senior debt is rated A+, A2 and A from Standard & Poor's, Moody's and Fitch, while short-term ratings are A-1, P-1 and F1 respectively. All long-term ratings from Fitch and Moody's are on stable outlook, and all long-term ratings from S&P are on negative outlook.

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

        As at 31 December 2012, 2011 and 2010, PAC's long-term fund assets in excess of its minimum capital requirements were £17,936 million, £16,674 million and £17,406 million, respectively. The 'with-profits insurance capital component' of the enhanced capital requirement, as at 31 December 2012, 2011 and 2010 amounted to £9,249 million, £9,674 million and £9,089 million respectively.

M&G

        The principal liquidity source for M&G is fee income for managing retail, institutional and the internal investment funds of Prudential's UK operations. The principal liquidity requirements are for operating expenses. Amounts are distributed to the parent company after considering capital requirements. Capital requirements are driven by fixed operating expenses and various risks faced by the company. As at 31 December 2012, M&G met the relevant regulatory requirements.

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

        Liquidity requirements are principally for purchases of new investments and businesses, repayment of principal and interest on debt, payments of interest on surplus notes, funding of insurance product liabilities including payments for policy benefits, surrenders, maturities and new policy loans, and funding of expenses including payment of commissions operating expenses and taxes. As at 31 December 2012, Jackson's outstanding notes and bank debt included:

  •
  US$30 million of collateralised loans maturing through 2016,

  •
  US$3 million of non-investment grade debt issued by variable interest entities maturing in 2016,

  •
  US$10 million of mortgage loans collaterised by real estate from the Federal Home Loan Bank of Indianapolis,

  •
  US$250 million of surplus notes maturing in 2027.

        Significant increases in interest rates and disintermediation can create sudden increases in surrender and withdrawal requests by policyholders and contract holders. Other factors that are not directly related to interest rates can also give rise to disintermediation risk, including but not limited to changes in ratings from rating agencies, general policyholder concerns relating to the life insurance industry (eg the unexpected default of a large, unrelated life insurer) and competition from other products, including non-insurance products such as mutual funds, certificates of deposit and newly developed investment products. Most of the life insurance, annuity and institutional products Jackson offers permit the policyholder or contract holder to withdraw or borrow funds or surrender cash values. At 31 December 2012, a majority of Jackson's fixed annuity reserves include policy restrictions such as surrender charges and market value adjustments to discourage early withdrawal of policy and contract funds.

        Jackson uses a variety of asset-liability management techniques to provide for the orderly provision of cash flow from investments and other sources as policies and contracts mature in accordance with their normal terms. Jackson's principal sources of liquidity to meet unexpected cash outflows associated with sudden and severe increases in surrenders and withdrawals are its portfolio of liquid assets and its net operating cash flows. As at 31 December 2012, the portfolio of cash, short-term investments and publicly traded bonds and equities amounted to US$46 billion. Operating net cash inflows for Jackson in 2012 were US$2.0 billion.

        As at 31 December 2012, the statutory capital and surplus of Jackson was US$4.3 billion, which was in excess of the requirements set out under Michigan insurance law. Jackson is also subject to risk-based capital guidelines that provide a method to measure the adjusted capital that a life insurance company should have for regulatory purposes, taking into account the risk characteristics of Jackson's investments and products. As at 31 December 2012, Jackson's total risk based capital ratio under the National Association of Insurance Commissioners' definition exceeded the Michigan standards.

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

        All over-the-counter derivative transactions, with the exception of some Asia transactions, are conducted under standardised ISDA (International Swaps and Derivatives Association Inc) master agreements and the Group has collateral agreements between the individual Group entities and relevant counterparties in place under each of these market master agreements.

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

        The UK with-profits funds use derivatives for the purposes of efficient portfolio management or reduction in investment risks. For UK annuity business derivatives are used to assist with asset and liability cash flow matching.

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

        The Group has provided, from time to time, certain guarantees and commitments to third-parties including funding the purchase or development of land and buildings and other related matters. The contractual obligations to purchase or develop investment properties at 31 December 2012 were £5 million (2011: £9 million; 2010: £28 million).

        At 31 December 2012, Jackson has unfunded commitments of £325 million (2011: £341 million) related to its investments in limited partnerships and of £86 million (2011: £77 million) related to commercial mortgage loans. These commitments were entered into in the normal course of business and the directors do not expect a material adverse impact on the operations to arise from them.

Contractual obligations

        Contractual obligations with specified payment dates as at 31 December 2012 were as follows:

	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years

	£m	£m	£m	£m	£m
Policyholder liabilities(i)	398,186	23,375	47,404	44,884	282,523
Long-term debt(ii)	3,654	160	115	—	3,379
Other borrowings(ii)	3,178	2,208	521	117	332
Capital lease obligations	111	6	10	9	86
Operating lease obligations	389	74	100	99	116
Purchase obligations(iii)	416	416	—	—	—
Obligations under funding, securities lending and sale and repurchase agreements	2,436	2,436	—	—	—
Other long-term liabilities(iv)	4,865	4,571	209	43	42

Total	413,235	33,246	48,359	45,152	286,478

	£m	£m

Reconciliation to consolidated statement of financial position:
Total contractual obligations per above		413,235
Difference between policyholder liabilities per above (based on undiscounted cash flows) and total policyholder liabilities and unallocated surplus of with-profits funds per balance sheet:
Total policyholder liabilities and unallocated surplus of with-profits funds per the consolidated statement of financial position	271,363
Policyholder liabilities (undiscounted) per above	(398,186)	(126,823)

Other short-term/non-contractual obligations:
Current tax liabilities	445
Deferred tax liabilities	3,970
Accruals and deferred income	833
Other creditors (excluding capital and operating lease obligations and purchase obligations)	1,865
Derivative liabilities	2,829
Other liabilities	3,454	13,396

Other items		81

Total liabilities per consolidated statement of financial position		299,889

Notes

(i)
Amounts shown in respect of policyholder liabilities represent estimated undiscounted cash flows for Prudential's life assurance contracts. In determining the projected payments, account has been taken of the contract features, in particular that the amount and timing of policyholder benefit payments reflect either surrender, death, or contract maturity. In addition, the undiscounted amounts shown include the expected payments based on assumed future investment returns on assets backing policyholder liabilities. The projected cash flows exclude the unallocated surplus of with-profits funds. As at 31 December 2012, on the IFRS basis of reporting, the unallocated surplus was £10,589 million. The unallocated surplus represents the excess of assets over liabilities, including policyholder 'asset share' liabilities, which reflect the amount payable under the realistic Peak 2 reporting regime of the FSA. Although accounted for as a liability, as permitted by IFRS 4, there is currently no expected payment date for the unallocated surplus.

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

(iii)
Comprising unfunded commitments for investments in limited partnerships of £325 million (2011: £341 million) and unfunded commitments related to mortgage loans of £86 million (2011: £77 million) and commitments to purchase or develop investment properties of £5 million (2011: £9).

(iv)
Amounts due in less than one year include amounts attributable to unit holders of consolidated unit trusts and similar funds of £4,345 million.

Group Consolidated Cash Flows

        The discussion that follows is based on the consolidated statement of cash flows prepared under IFRS and presented in Item 18 of this Form 20-F.

        Net cash outflows in 2012 were £772 million. This amount comprised inflows of £446 million from operating activities less outflows of £326 million from investing activities less outflows of £892 million from financing activities.

        Net cash inflows in 2011 were £658 million. This comprised inflows of £1,738 million from operating activities less outflows of £167 million from investing activities and £913 million from financing activities.

        Net cash inflows in 2010 were £1,268 million. This comprised inflows of £1,948 million from operating activities less outflows of £234 million from investing activities and £446 million from financing activities.

        The Group held cash and cash equivalents of £6,384 million at 31 December 2012 compared with £7,257 million and £6,631 million at 31 December 2011 and 2010, respectively.

Item 6.    Directors, Senior Management and Employees

        The Prudential Board consists of 16 directors as at 16 April 2013.

        On 1 January 2012, Kai Nargolwala and Alistair Johnston joined the Board as non-executive directors. Kathleen O'Donovan retired as a non-executive director on 31 March 2012. Harvey McGrath retired as a director on 2 July 2012 and was succeeded as Chairman by Paul Manduca. Philip Remnant was appointed as the Senior Independent Director with effect from 1 January 2013. On 13 March, Prudential announced that Keki Dadiseth would retire from the Board with effect from 1 May 2013 and be replaced by Anthony Nightingale from 1 June 2013.

        Set forth below are the names, ages, positions, business experience and principal business activities performed by the current directors of Prudential, as well as the dates of their initial appointment as directors. Ages given are as at 16 April 2013.

 Paul Manduca
Chairman

 Appointments:
Board: October 2010
Chairman of the Board: July 2012
Chairman of the Nomination Committee: July 2012

        Paul Manduca was the Senior Independent Director prior to his appointment as Chairman. He was also a member of the Audit and Remuneration Committees from October 2010 to June 2012 and a member of the Nomination Committee from January 2011.

        Paul was a non-executive director of Wm Morrison Supermarkets Plc (Morrisons) from September 2005 until March 2011. During that time, he was the Senior Independent Director, a member of the Nomination Committee and Chairman of the Remuneration Committee of Morrisons, and prior to that he chaired the Audit Committee of Morrisons. Paul retired as Chairman of JPM European Smaller Companies Investment Trust Plc in December 2012 and was the Chairman of Aon UK Limited until September 2012. He was also a non-executive director and Chairman of the Audit Committee of KazmunaiGas Exploration & Production until the end of September 2012. Paul was the Senior Independent Director and Chairman of the Audit Committee of Development Securities plc until March 2010, Chairman of Bridgewell Group plc until 2007 and a director of Henderson Smaller Companies Investment Trust plc until 2006. Prior to that, he was European CEO of Deutsche Asset Management from 2002 to 2005, global CEO of Rothschild Asset Management from 1999 to 2002 and founding CEO of Threadneedle Asset Management Limited from 1994 to 1999 when he was also a director of Eagle Star and Allied Dunbar. Paul is a member of the Securities Institute, a former Chairman of the Association of Investment Companies from 1991 to 1993, and former member of the Takeover Panel. He is also the Chairman of Henderson Diversified Income Limited. Age 61.

Tidjane Thiam
Group Chief Executive

 Appointments:
Board: March 2008
Group Chief Executive: October 2009

        Tidjane was the Chief Financial Officer from March 2008 until his appointment as Group Chief Executive in 2009.

        Tidjane spent the first part of his professional career with McKinsey & Company in Paris and New York, serving insurance companies and banks. He then spent a number of years in Africa where he was Chief Executive and later Chairman of the National Bureau for Technical Studies and Development in Cote d'Ivoire and a cabinet member as Secretary of Planning and Development. Tidjane returned to France to become a partner with McKinsey & Company and one of the leaders of their Financial Institutions practice before joining Aviva in 2002. He worked at Aviva until 2008, holding successively the positions of Group Strategy and Development Director, Managing Director of Aviva International, Group Executive Director and Chief Executive Officer, Europe.

        Tidjane was a non-executive director of Arkema in France until November 2009. He is a member of the Board of the Association of British Insurers (ABI) and he was appointed as Chairman in July 2012. He is a member of the Council of the Overseas Development Institute (ODI) in London, a member of the Africa Progress Panel chaired by Kofi Annan and a sponsor of Opportunity International. Tidjane is a member of the UK-ASEAN Business Council and of the Strategic Advisory Group on UK Trade and Investment. In January 2012, Tidjane was appointed to the Prime Minister's Business Advisory Group and has been a member of the European Financial Round Table (EFR) since January 2013. Tidjane was awarded the Légion d'Honneur by the French President in July 2011. Age 50.

Nicolaos Nicandrou ACA
Chief Financial Officer

 Appointments:
Board: October 2009

        Before joining Prudential, Nic Nicandrou worked at Aviva, where he held a number of senior finance roles, including Norwich Union Life Finance Director and Board Member, Aviva Group Financial Control Director, Aviva Group Financial Management and Reporting Director and CGNU Group Financial Reporting Director. Nic started his career at PriceWaterhouse Coopers where he worked in both London and Paris. Age 47.

John Foley
Group Chief Risk Officer

 Appointments:
Board: January 2011

        John Foley has been Group Chief Risk Officer since January 2011. He joined Prudential as Deputy Group Treasurer in 2000 before being appointed Managing Director, Prudential Capital (formerly Prudential Finance (UK)) and Group Treasurer in 2001. He was appointed Chief Executive of Prudential Capital and to the Group Executive Committee in 2007. Prior to joining Prudential, John spent three years with National Australia Bank as General Manager, Global Capital Markets. John began his career at Hill Samuel & Co Limited where, over a 20 year period, he worked in every division of the bank, culminating in senior roles in risk, capital markets and treasury of the combined TSB and Hill Samuel Bank. Age 56.

Robert Devey
Executive Director

 Appointments:
Board: November 2009

        Rob Devey has been the Chief Executive of Prudential UK and Europe since 2009. Before joining Prudential, Rob worked at Lloyds Banking Group from 2002, where he held a number of senior leadership roles across insurance and retail banking. Prior to joining Lloyds Banking Group Rob was a consultant with the Boston Consulting Group (BCG) in the UK, US and Europe.

        Rob chairs the London Leadership Team of Business in The Community and is also a trustee of the LloydsTSB Foundation for England and Wales. Age 44.

 Michael McLintock
Executive Director

 Appointments:
Board: September 2000

        Michael McLintock is the Chief Executive of M&G, a position he held at the time of M&G's acquisition by Prudential in 1999, having joined M&G in 1992. Michael has been a Trustee of the Grosvenor Estate since October 2008 and was appointed as a non-executive director of Grosvenor Group Limited in March 2012. He previously served on the board of Close Brothers Group plc as a non-executive director from 2001 to 2008 and has been a member of the Finance Committee of the MCC since October 2005. Age 52.

Barry Stowe
Executive Director

 Appointments:
Board: November 2006

        Barry Stowe is the Chief Executive of Prudential Corporation Asia, a position he has held since October 2006. Before joining Prudential, he was President, Accident & Health Worldwide for AIG Life Companies. He joined AIG in 1995, and prior to that was President and CEO of Nisus, a subsidiary of Pan-American Life, from 1992 to 1995. Before joining Nisus, Barry spent 12 years at Willis Corroon in the US.

        Barry is a member of the Board of Directors of the International Insurance Society and was a director of the Life Insurance Marketing Research Association (LIMRA) and the Life Office Management Association (LOMA) from October 2008 to October 2011. He is also a member of the Board of Visitors of Lipscomb University, a member of the Board of Managers of the Hong Kong International School and Chairman of Save the Children (HK) Ltd. Age 55.

Michael Wells
Executive Director

 Appointments:
Board: January 2011

        Mike Wells is President and CEO of Jackson National Life Insurance Company ("Jackson"). Mike has served in a variety of senior and strategic positions at Jackson over the last 15 years, including President of Jackson National Life Distributors. Mike has been Vice Chairman and Chief Operating Officer of Jackson for the last nine years. During this period he has led the development of Jackson's variable annuity business and been responsible for IT, strategy, operations, communications, distributions, Curian and the retail broker dealers. Age 53.

 NON-EXECUTIVE DIRECTORS

Keki Dadiseth FCA
Non-executive director

 Appointments:
Board: April 2005
Remuneration Committee: April 2005

        Keki was a member of the Audit Committee from 2005 to 2007 and was appointed as a member of the Prudential Corporation Asia Audit Committee in July 2012. During 2006, he was appointed as a non-executive director of ICICI Prudential Life Insurance Company Limited and ICICI Prudential Trust Limited.

        Keki is also a director of Britannia Industries Limited, JM Financial Limited, JM Financial Services Limited, Piramal Enterprises Limited, Siemens Limited, The Indian Hotels Company Limited and Godrej Properties Limited, all of which are quoted on the Bombay Stock Exchange. In addition, he acts as adviser to Fleishman-Hillard Inc and is Chairman of Marsh & McLennan Companies Group, India. He is Chairman of the Breach Candy Hospital Trust and a trustee for a number of Indian charities. Keki is the non-executive Chairman of Omnicom India Marketing Advisory Services Private Limited, an unquoted Indian company, and is also a board member of various other unquoted Indian companies. He serves as Chairman of Sony India Pvt Ltd and Senior Advisor to Sony Group in India.

        Before he retired from Unilever in 2005, Keki was Director, Home and Personal Care, responsible for the HPC business of Unilever worldwide, a Board member of Unilever PLC and Unilever N.V., and a member of Unilever's Executive Committee. He joined Hindustan Lever Ltd in India in 1973 and in 1987, he joined the Board of Hindustan Lever and became Chairman in 1996. Age 67.

Sir Howard Davies
Non-executive director

 Appointments:
Board: October 2010
Chairman of the Risk Committee: October 2010
Audit Committee: November 2010
Nomination Committee: July 2012

        Sir Howard is chairman of the Phoenix Group, and a Professor at Institut d'Etudes Politiques (Sciences Po). He is also Chairman of the UK Government's Airports Commission. He chairs the International Advisory Board of the China Securities Regulatory Commission and is a member of the International Advisory Board of the China Banking Regulatory Commission. He is also an independent director of Morgan Stanley Inc and a Director of the National Theatre. Age 62.

 Michael Garrett
Non-executive director

 Appointments:
Board: September 2004
Remuneration Committee: September 2004

        Michael Garrett worked for Nestlé from 1961, becoming Head of Japan from 1990 to 1993, and then Zone Director and Member of the Executive Board, responsible for Asia and Oceania. In 1996 his responsibilities were expanded to include Africa and the Middle East. Michael retired as Executive Vice President of Nestlé in 2005. He served the Government of Australia as Chairman of the Food Industry Council and as a Member of the Industry Council of Australia, and was also a member of the Advisory Committee for an APEC (Asia-Pacific Economic Cooperation) Food System, a Member of The Turkish Prime Minister's Advisory Group and the WTO (World Trade Organization) Business Advisory Council in Switzerland.

        Michael remains a director of Nestlé in India, and was appointed Chairman of the Evian Group, a think tank and forum for dialogue promoting free trade, from 2001 to 2011. He also serves as a non-executive director on the Boards of the Bobst Group in Switzerland, Hasbro Inc. in the USA, and Gottex Fund Management Holdings Limited in Guernsey. In addition, he is a Member of the Swaziland International Business Advisory Panel under the auspices of the Global Leadership Foundation (GLF) London, as well as being a member of the Development Committee of the International Business Leaders Forum (IBLF) until stepping down in 2011. Age 70.

Ann Godbehere FCGA
Non-executive director

 Appointments:
Board: August 2007
Chairman of the Audit Committee: October 2009
Risk Committee: November 2010
Nomination Committee: July 2012

        Ann was a member of the Audit Committee from 2007.

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

        Ann is also a non-executive director of British American Tobacco p.l.c., Rio Tinto plc, Rio Tinto Limited, UBS AG, Arden Holdings Limited, Atrium Underwriting Group Limited and Atrium Underwriters Limited. From its nationalisation in 2008 until January 2009, Ann was Interim Chief Financial Officer and Executive Director of Northern Rock. Age 58.

 Alexander Johnston (Alistair) CMG FCA
Non-executive director

 Appointments:
Board: January 2012
Audit Committee: January 2012

        Alistair was a partner of KPMG from 1986 to 2010. He joined KPMG (then Peat Marwick Mitchell) in 1973 and held a number of senior leadership positions. These included Vice Chairman of UK Financial Services and Head of UK Insurance Practice, International Managing Partner—Global Markets and UK Vice Chairman. Latterly he served as a Global Vice Chairman of KPMG from 2007 to 2010.

        Alistair acted as a non-executive director of the Foreign & Commonwealth Office from 2005 to 2010 and chaired the audit committee until 2009. He was an Association Member of BUPA until January 2012. Alistair is a member of the Strategy and Development Board and a Visiting Professor at Cass Business School. In February 2012 Alistair was appointed as a Trustee of the Design Museum in London. Age 60.

Kaikhushru Nargolwala FCA
Non-executive director

 Appointments:
Board: January 2012
Remuneration and Risk Committees: January 2012

        Kai Nargolwala was the non-executive Chairman of Credit Suisse Asia Pacific until December 2011, having joined Credit Suisse in 2008 as a member of the Executive Board and CEO of the Asia Pacific region.

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

        Kai is currently a non-executive director and lead independent director of Singapore Telecommunications Limited, a member of the Board of the Casino Regulatory Authority of Singapore, a non-executive director of PSA International Pte. Limited, Chairman of the Governing Board of the Duke-NUS Graduate Medical School and a director and Chairman of Clifford Capital Pte. Limited. Age 62.

 Philip Remnant CBE ACA
Senior Independent Director

 Appointments:
Board: January 2013
Remuneration, Audit, Nomination Committees: January 2013

        Philip Remnant is a senior adviser at Credit Suisse, a Deputy Chairman of the Takeover Panel, a non-executive director of UK Financial Investments Limited (since 2009) and Chairman of City of London Investment Trust plc (since 2011). He was previously a Vice Chairman of Credit Suisse First Boston (CSFB) Europe and Head of the UK Investment Banking Department. Philip was seconded to the role of Director General of the Takeover Panel, which administers the UK's code on takeovers and mergers, from 2001 to 2003 and again in 2010. He served on the Board of Northern Rock plc from 2008 to 2010 and from 2007 to 2012 was Chairman of the Shareholder Executive, which manages the relationships between the UK Government and the businesses in which it is a shareholder. Age 58.

Lord Turnbull KCB CVO
Non-executive director

 Appointments:
Board: May 2006
Chairman of the Remuneration Committee: June 2011
Risk Committee: November 2010
Nomination Committee: June 2011

        Lord Turnbull was a member of the Remuneration Committee from November 2010, and a member of the Audit Committee from January 2007 to November 2010.

        Lord Turnbull entered the House of Lords as a Life Peer in 2005. In 2002 he became Secretary of the Cabinet and Head of the Home Civil Service until he retired in 2005. Prior to that he held a number of positions in the Civil Service, including Permanent Secretary at HM Treasury; Permanent Secretary at the Department of the Environment (later Environment, Transport and the Regions); Private Secretary (Economics) to the Prime Minister; and Principal Private Secretary to Margaret Thatcher and then John Major. He joined HM Treasury in 1970.

        Lord Turnbull is a non-executive director of Frontier Economics Limited and The British Land Company PLC. He was formerly Chairman of BH Global Limited until January 2013 and a non-executive director of the Arup Group from 2006 to 2007. He also worked part-time as a Senior Adviser to the London partners of Booz and Co (UK) until February 2011. Age 68.

Other Executive Officers

        The heads of Prudential's business units, Prudential UK and Europe, M&G, Jackson National Life Insurance Company and Prudential Corporation Asia, are also directors of Prudential as set forth above. For information relating to the compensation paid or accrued to all Prudential directors see Item 6, 'Compensation'.

 Compensation

Summary of main elements of remuneration

Element	Purpose	Policy in 2012	2012 Opportunity	2012 Performance metrics	Changes To Policy for 2013
Base salary	To provide executives with a guaranteed level of remuneration.

 Paying salaries at an appropriate level ensures that Prudential continues to be competitive when recruiting and retaining key executives.

Salary is intended to reward executives for the performance of their role.	The Committee reviews salaries annually. Changes in base salaries are generally effective from 1 January.

 In determining base salaries for each executive the Committee considers:

•

The performance and experience of the executive;

•

Internal relativities;

•

Company financial performance;

•

Salary increases for all employees; and

•

Benchmark information from appropriate markets.

2012 base salaries are set out on page 232.

Annual bonus	To incentivise and reward the achievement of stretching annual business plans which are:

•

Determined in line with the Group's long-term commitments to shareholders.

•

Consistent with the Group's risk appetite.

Executive directors participate in annual bonus plans based on the achievement of Group and business unit financial performance measures including profitability, cash flow and capital adequacy, and personal objectives.

 Executive directors are required to defer between 30 per cent and 50 per cent of annual bonus (for the Chief Executive of M&G, 50 per cent of bonus over £500,000 is deferred) into Prudential shares for three years.

 Bonuses are not pensionable.

The maximum annual bonus opportunity available to the majority of executive directors is between 160 per cent and 200 per cent of salary.

 Based on relevant market practice, the Chief Executive of M&G and the President & CEO, JNL have bonus opportunities which are not capped as a percentage of their salaries. the Chief Executive of M&G has an overriding cap on total remuneration of 3 per cent of M&G's IFRS profit.

 Details of executive directors' 2012 bonus opportunities are provided on page 231.

Awards for the majority of executive directors are subject to the achievement of:

•

Net free surplus generated IFRS operating profit

•

EEV operating profit

•

Holding company cash flow; and

•

Insurance Groups Directive (IGD) Capital Surplus.

•

Personal objectives.

As part of the review of remuneration architecture which took place during 2012, the clawback provisions applied to the deferred portion of bonuses for 2013 onwards have been strengthened.

 The percentage of annual bonus awards which executives are required to defer has been made consistent across our senior executive team at 40 per cent.

 The annual bonus opportunity for the Chief Executive of M&G will be capped at the lower of 0.75 per cent of M&G's IFRS profit or six times salary.

Element	Purpose	Policy in 2012	2012 Opportunity	2012 Performance metrics	Changes To Policy for 2013
Long-term incentives	To incentivise and reward the achievement of: • Longer-term commitments to shareholders. • Sustainable long-term returns for shareholders. • Adherence to the Group's risk appetite.

All executive directors participate in the Group Performance Share Plan (GPSP). GPSP awards vest based on relative TSR.

 Business unit Chief Executives also participate in business unit performance plans (BUPPs or the M&G Executive LTIP) which focus on those financial measures which contribute to the long-term success of the business unit and, therefore, the Group.

The maximum combined award under the GPSP and BUPP is 550 per cent of salary, although the actual awards made in 2012 were below this level.

 The Chief Executive of M&G's long-term incentive opportunity was not capped as a percentage of salary in 2012. Michael has an overriding cap on total remuneration of 3 per cent of M&G's IFRS profit.

 A breakdown of the long-term incentive opportunities available to executive directors is set out on page 228.

GPSP awards vest based on relative TSR (Total Shareholder Return, a combination of share price growth and dividends paid) performance relative to an index of international insurers.

 The performance measures for the BUPPs and the M&G Executive LTIP vary according to the business plan and strategy of the business unit. These are outlined on pages 232 to 237.

As part of the review of remuneration architecture, the Remuneration Committee has proposed a new long-term incentive (the Prudential Long Term Incentive Plan) for approval at the 2013 AGM.

 Subject to shareholder approval, the first awards will be made under this plan in May 2013.

Share ownership guidelines	To create a community of interest between the executives and shareholders.

The Group Chief Executive and Chief Executive of M&G are required to build up and hold shares equal to 200 per cent of base salary.

 Other executive directors are required to build up and hold shares equal to 100 per cent of base salary.

 Executives have five years to build up their shareholding. Full details of the current shareholdings of the directors are provided on page 242.

As part of the review of remuneration architecture, the executive director shareholding guidelines have been enhanced.

 The revised guidelines are:

•

350 per cent of salary for the Group Chief Executive

•

200 per cent of salary for all other executive directors.

Benefits	To provide executives with items and allowances that assist them in carrying out their duties efficiently.

All executive directors received core health and security benefits (for example medical insurance and life assurance).

 Other benefits may be offered to executives, dependent on:

•

Local market practice.

•

The benefits offered to other employees within the business unit.

•

Applicable expatriate and relocation benefits and allowances.

 No benefits are pensionable. Details of the costs of providing the benefits to each executive director are outlined in the remuneration table on page 243.

Element	Purpose	Policy in 2012	2012 Opportunity	2012 Performance metrics	Changes To Policy for 2013
Pension	To provide executives with an opportunity to save for an income in retirement.

The pension provision for executive directors depends on the arrangements in place for other employees in their business unit when they joined the Group.

 Executives who joined after June 2003 have the option to:

•

Receive payments into a defined contribution scheme, or

•

Take a cash supplement in lieu of contributions.

 Executives who joined the Group before June 2003 were entitled to join the defined benefit plans available at that time. At the end of 2012, no executive director was an active member of a Group defined benefit scheme.

Executive directors based in the UK and Asia are entitled to receive pension contributions or a cash supplement (or combination of the two) of 25 per cent of base salary.

 The President & CEO, JNL participates in Jackson's Defined Contribution Retirement Plan on the same basis as other JNL employees.

 Full details of the amounts paid by the Company with regards to pension provision are outlined in the remuneration table on page 243 and the pensions table on page 239.

Jackson's Defined Contribution Retirement Plan has a guaranteed element and additional contributions based on the profitability of JNL. No other Group pension schemes have performance conditions.

The Operation of the Reward Policy in 2012

        In 2012, executive directors were rewarded on the basis set out below:

				Long-term incentives (2012 award as a percentage of salary)
			Annual Bonus— Maximum percentage of salary
Director	Role	Base Salary at 1 January 2012		Group Performance Share Plan (GPSP)	Business Unit Performance Plan (BUPP)	Total

Rob Devey	Chief Executive, UK & Europe	£600,000	160%	112.50%	112.50%	225.00%
John Foley	Group Chief Risk Officer	£610,000	160%	250.00%	—	250.00%
Michael McLintock	Chief Executive, M&G	£360,000	note 1	100.00%	344.10%	444.10%
Nic Nicandrou	Chief Financial Officer	£630,000	175%	225.00%	—	225.00%
Barry Stowe	Chief Executive, PCA	HK$8,000,000	160%	112.50%	112.50%	225.00%
Tidjane Thiam	Group Chief Executive	£1,000,000	200%	400.00%	—	400.00%
Mike Wells	President & CEO, JNL	US$1,050,000	note 2	230.00%	230.00%	460.00%

Notes

(1)
Michael McLintock's annual bonus and long-term incentive opportunity under the M&G Executive LTIP (rather than the BUPP) are based on M&G's performance both in absolute terms and relative to its peers. In line with practice in the asset management sector, there is no specified maximum incentive award. Michael's total remuneration is subject to an overriding cap such that his total remuneration should not be greater than three per cent of M&G's annual IFRS profits. The figure shown for his 2012 M&G Executive LTIP award is the expected value of this grant.

(2)
Mike Wells' maximum annual bonus figure is comprised of 160 per cent of salary and a 10 per cent share of the Jackson senior management bonus pool based on the target performance of Jackson.

(3)
All long-term incentives have a three year performance period. For the awards detailed above the performance period will end on 31 December 2014.

(4)
Where awards are made in shares, the final number of shares awarded is calculated in line with the respective plan rules. Details on the shares granted under these plans are outlined in the Directors' outstanding long-term incentive awards tables in the Supplementary Information section.

        The package for 2012 offered the following proportions of fixed and variable short and long-term reward to executive directors (average of executive directors):

Good Performance	Superior Performance

        As illustrated above 'Good' performance results in the payment of 2012 annual bonus at the target level and 2012 long-term incentive awards vesting at the threshold level. 'Superior' performance generates maximum payment of 2012 annual bonuses and 2012 long-term incentive awards vest in full.

The single figure

        Although the UK Government's proposed reporting requirements have not been finalised, we have anticipated the requirement to present a single figure for executives' total remuneration. This is included in the main remuneration table for 2012 on page [243]. The single figure has been calculated including the following elements:

  •
  The salary and the cost of providing benefits in 2012.

  •
  The bonus awarded for performance in 2012 (including the value at award of the deferred element which will be released in 2016).

  •
  The value of long-term incentive awards with a performance period ending in 2012 which will be released in 2013, using the average share price over the period 1 October 2012—31 December 2012

  •
  The value of any salary supplement for pension, employer contributions to a defined contribution pension plan or the increase in transfer value of final salary pension benefits in 2012 (less contributions made by the director during 2012).

Base salary

        Executive directors' salaries were reviewed in 2012 with changes effective from 1 January 2013. In determining 2013 salaries, the Committee considered the performance, experience and internal relativities of each director, as well as the performance of the Group and the salary increases awarded to other employees. To provide context for this review, information was drawn from the following market reference points:

Director	Role	Benchmark(s) used to assess remuneration

Rob Devey	Chief Executive, UK & Europe	— FTSE 40 — International Insurance Companies
John Foley	Chief Risk Officer	— FTSE 40
Michael McLintock	Chief Executive, M&G	— McLagan UK Investment Management Survey
Nic Nicandrou	Chief Financial Officer	— FTSE 40 — International Insurance Companies
Barry Stowe	Chief Executive, PCA	— Towers Watson Asian Insurance Survey
Tidjane Thiam	Chief Executive	— FTSE 40 — International Insurance Companies
Mike Wells	President & CEO, JNL	— Towers Watson US Financial Services Survey — LOMA US Insurance Survey

        After careful consideration the Committee decided to increase salaries by three per cent as set out below. Salary increases for the wider workforce vary across our business units, based on local market conditions. It is anticipated that 2013 salary budgets will increase between three per cent and five per cent, for the wider workforce.

Executive	2012 salary	2013 salary (+3%)

Rob Devey	£600,000	£618,000
John Foley	£610,000	£628,300
Michael McLintock	£360,000	£370,800
Nic Nicandrou	£630,000	£648,900
Barry Stowe	HK$8,000,000	HK$8,240,000
Tidjane Thiam	£1,000,000	£1,030,000
Mike Wells	US$1,050,000	US$1,081,500

Annual bonus

Performance measures

        The financial measures used to assess performance for the 2012 AIP are set out below. These remain unchanged for 2013. Executive directors who have business unit responsibilities are assessed on both Group and business unit performance.

        A portion of the annual bonus for each executive director is based on the achievement of personal objectives. These objectives include the executive's contribution to Group strategy as a member of the Board and specific goals related to their functional and/or business unit role (for instance, project measures relating to the implementation of Solvency II requirements). In addition, all employees are required to comply with the regulatory, governance and risk management practices and policies as these relate to their role and business area. Specifically, all business units must act within the Group's risk appetite and framework, and all individuals must act within the Group's Code of Business Conduct.

        A proportion of each executive director's annual bonus is not paid in cash and must be deferred. This portion is deferred for three years in the form of the Company's shares. This deferral aligns the interests of our executive directors with our shareholders and helps to ensure a focus on the sustainable success of the Company.

Annual bonus opportunities

        Executive directors' bonus opportunities, the weighting of performance measures for 2012 and the proportion of annual bonuses deferred are set out below.

			Weighting of measures
	Maximum bonus opportunity (% of salary)
		Deferral requirement	Group	Business Unit	Personal objectives

Rob Devey	160%	40% of total bonus	20%	60%	20%
John Foley	160%	40% of total bonus	50%	—	50%
Michael McLintock	Note 1	50% of bonus above £500,000	10%	60%	30%
Nic Nicandrou	175%	40% of total bonus	80%	—	20%
Barry Stowe	160%	40% of total bonus	20%	60%	20%
Tidjane Thiam	200%	50% of total bonus	80%	—	20%
Mike Wells(note 2)	c.400%	30% of total bonus	30%	60%	10%

Notes

(1)
Michael McLintock's annual bonus and long-term incentive opportunities in 2012 were based on M&G's performance both in absolute terms and relative to its peers. In line with practice in the asset management sector, there is no specified maximum incentive award. Michael's total remuneration (including long-term incentives) is subject to an overriding cap which requires that his total remuneration must not be greater than 3 per cent of M&G's annual IFRS profit.

(2)
Mike Wells' annual bonus figure comprises an AIP opportunity of 160 per cent of salary and a 10 per cent share of the Jackson senior management bonus pool. The figure above is based on the target performance of Jackson.

Rewarding performance in 2012

        As set out in the Remuneration Committee Chairman's letter, during 2012 the Group delivered further increases in its key financial measures, specifically new business profitability, IFRS profitability and cash generation. The outstanding performance delivered in 2012 against these measures exceeded both the Group's 2011 performance and the stretching targets set by the Committee at the start of the year. The Group Chief Risk Office was invited to attend the Remuneration Committee meeting held in February 2013 and advised the Committee on the Groups' adherence to its risk appetite and framework during 2012.

        2012 financial performance, relative to the targets set by the Committee, is summarised below:

        On the basis of this outstanding performance, the Committee approved the following 2012 AIP payments:

Executive	2012 salary	Maximum 2012 AIP	2012 outcome (as a percentage of max)	2011 outcome (as a percentage of max)	Total 2012 AIP payment

Rob Devey	£600,000	160%	73.9%	90.7%	£709,200
John Foley	£610,000	160%	100.0%	98.1%	£976,000
Michael McLintock	£360,000	n/a	n/a	n/a	£1,307,275
Nic Nicandrou	£630,000	175%	99.0%	95.9%	£1,091,475
Barry Stowe	HK$8,000,000	160%	98.1%	94.1%	HK$12,560,000
Tidjane Thiam	£1,000,000	200%	100.0%	96.9%	£2,000,000
Mike Wells(1)	US$1,050,000	160%	99.0%	95.4%	US$1,663,200

Note

(1)
In addition to the AIP Mike Wells also received 10 per cent of the JNL senior management bonus pool. His total 2012 bonus, including his AIP and JNL senior management award is US$4,599,500.

Long-term incentives

        Details of the awards made under these plans in 2012 can be found on pages 247 and 248. Additional discussion on the Group's share award and share option plans may be found in note I4 to the consolidated financial statements in Item 18.

Group Performance Share Plan (GPSP)

        All executive directors receive GPSP awards. GPSP awards vest on the basis of the Group's Total Shareholder Return (TSR) performance over a three year period. Total Shareholder Return is the combination of the share price growth and the dividends paid. Prudential's TSR achievement over the performance period is compared with the TSR of an index composed of 10 international insurers (see box below). This performance measure was selected because it focuses on the value delivered to shareholders. TSR is measured on a local currency basis since this has the benefits of simplicity and directness of comparison.

        The vesting schedule for outstanding GPSP awards is set out below:

Peer Companies used within the Index for all outstanding GPSP awards
      Aegon, Allianz, Aviva, Axa, Generali, ING, Legal & General, Manulife, Old Mutual and Standard Life.

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

        On 31 December 2012, the performance period for 2010 GPSP awards (which began on 1 January 2010) came to an end. Over the performance period the Group has delivered superior returns for shareholders through share price growth and dividends paid. This resulted in Prudential achieving excellent TSR performance of 156.4 per cent.

        The peer group's TSR index was 100 at the start of the 2010-2012 performance period and was 111.8 at the end of the period (as illustrated overleaf). In order for the 2010 GPSP awards to vest in full, Prudential's TSR index over the period had to outperform the peer index by 20 per cent, i.e. increase from 100 to at least 134.2 (111.8 × 120 per cent). The TSR performance achieved by Prudential of 156.4 per cent equals an outperformance of the peer index of 139.9 per cent.

        The Committee, having satisfied itself about the quality of the Company's underlying financial performance, confirmed vesting of 100 per cent of the 2010-2012 GPSP award (for reference, 100 per cent of the 2009-2011 GPSP award vested).

        The Committee believes that the GPSP performance condition is a stretching requirement that requires exceptional performance, relative to other international insurance companies, for awards to be released in full.

        The line chart below compares Prudential's TSR during the three years from 1 January 2010 to 31 December 2012 with that of the peer group against which TSR is measured for the purposes of the GPSP.

Prudential TSR v peer group index—total returns index % over 3 years to December 2012

Business Unit Performance Plans (BUPP)

  •
  Asia BUPP

        The Chief Executive, PCA receives awards under the Asia BUPP. These awards are dependent on the achievement of PCA's new business profit, IFRS profit and cash remittance targets over the three year performance period. Each of these measures will determine vesting of one third of each award. Threshold performance results in 30 per cent of the award vesting increasing to 100 per cent for stretch performance.

        On 31 December 2012, the performance period for the 2010 Asia BUPP award (which began on 1 January 2010) came to an end. Over the period, the new business profit, IFRS profit and cash remittance achieved by the PCA business unit meant that the Committee, having satisfied itself as to the quality of the business units' underlying financial performance, confirmed vesting of 95.2 per cent of Barry Stowe's 2010-12 Asia BUPP award (for reference, 86.50 per cent of Barry Stowe's 2009—2011 Asia BUPP award vested).

  •
  Jackson BUPP

        The President and CEO, JNL receives an award under the Jackson BUPP. Vesting of awards made under this plan is dependent on Shareholder Capital Value (SCV) growth over the performance period.

The SCV growth required is outlined in the table below. Vesting occurs between these performance levels on a straight line basis.

Percentage of BUPP award which vests	Compound annual growth in SCV over three years

0%	<8%
30%	8%
75%	10%
100%	12%

        On 31 December 2012, the performance period for the 2010 Jackson BUPP came to an end. Although no current executive director had a 2010 award under this plan the vesting level for other participants was 100 per cent (for reference 93.75 per cent of the 2009—2011 awards vested).

  •
  UK BUPP

        The Chief Executive, UK & Europe receives awards under the UK BUPP. Given the cash-generative priorities of the UK Business Unit, UK BUPP awards are assessed using the same relative TSR measure applied to GPSP awards.

        On 31 December 2012, the performance period for the 2010 UK BUPP (which began on 1 January 2010) came to an end. As detailed above, Prudential's TSR over this period was equal to 139.9 per cent of the peer index. The Committee, having satisfied itself as to the quality of the business unit's underlying financial performance, confirmed vesting of 100 per cent of Rob Devey's 2010—2012 UK BUPP award (for reference 100 per cent of Rob Devey's 2009—2011 UK BUPP award vested).

        For any BUPP award to vest, the Committee must be satisfied that the quality of underlying financial performance of the relevant business unit justifies the level of reward delivered at the end of the performance period. To ensure close alignment with our shareholders' long-term interests, participants receive the value of reinvested dividends over the performance period for those shares which ultimately vest. If the performance conditions are not achieved in full, the unvested portion of any award lapses and cannot be retested

Limits on award sizes

        The rules of the GPSP and BUPP set a limit on the value of shares which may be awarded to an executive in a financial year. The combined value of shares awarded under the two plans may not exceed a maximum of 550 per cent of salary although the awards made in a particular year are often significantly below this limit. On a change in control of Prudential, vesting of awards made under these arrangements would be prorated for performance and to reflect the elapsed portion of the performance period.

M&G Executive Long-Term Incentive Plan

        The Chief Executive, M&G receives awards under the M&G Executive Long-Term Incentive Plan. Under this plan an annual award of phantom shares is made with a notional starting share price of £1. The phantom share price at vesting is determined by the increase or decrease in M&G's profitability over the three-year performance period with profit and investment performance adjustments also applied:

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

        On 31 December 2012, the performance period for the 2010 award under the M&G Executive Long-Term Incentive Plan (which began on 1 January 2010) came to an end. M&G's profit at the end of the performance period was 204 per cent of that at the start and M&G's investment performance was in the second quartile. The Committee, having satisfied itself about the quality of M&G's underlying financial performance, confirmed vesting of Michael McLintock's 2010 award with a value of £2.65 per share. This will result in a payment of £2,616,024 to Michael McLintock in 2013 (for reference, the 2009—2011 award vested with a value of £2.96 per share which resulted in a payment of £5,417,359 to Michael McLintock during 2012.). Based on 2011 performance, an award of 952,960 phantom shares with an expected value of £1,238,849 was made to Michael McLintock in 2012.

        As described in the remuneration architecture review section of this report, the method used to determine the number of phantom shares awarded to Michael McLintock under the M&G Executive Long-Term Incentive Plan has been revised. With effect from 2013, Michael McLintock will receive an annual award with a face value of three times his salary. The ultimate value of the 2013 award will be determined with reference to the profitability and investment performance of M&G over the three years from 1 January 2013 to 31 December 2015 using the measures set out above.

Jackson Long-Term Incentive Plans

        Prior to his appointment as an executive director, Mike Wells participated in the two long-term incentive plans offered to senior staff within Jackson. Mike Wells was awarded ADRs under the JNL US Performance Share Plan and cash-based awards under the JNL Long-Term Incentive Plan. Awards made under both plans have a performance period of four years and vesting is dependent on the achievement of shareholder value targets. Up to 150 per cent of the original number of ADRs awarded under the JNL Performance Share Plan may be released if stretch performance targets are achieved.

        Outstanding awards made to Mike Wells before his appointment as an executive director remain subject to the original performance conditions and vesting schedule. No further awards will be made to Mike Wells under these plans.

        On 31 December 2012, the performance periods for the 2009 awards under the JNL long-term incentive plans (which began on 1 January 2009) came to an end. Over the period the shareholder value of the US business grew by 22.68 per cent per annum (on a compound basis) and by 126.51 per cent over the performance period. This resulted in vesting of 150 per cent of Mike Wells' 2009 JNL US Performance Share Plan award and of 126.51 per cent of his 2009 cash-settled JNL Long-Term Incentive Plan award (for reference 150 per cent of Mike Wells' 2008—2011 JNL US Performance Share Plan award and 95 per cent of his 2008—2011 cash-settled JNL Long-Term Incentive Plan award vested).

Share ownership guidelines

        As a condition of serving, all directors are required to have beneficial ownership of a minimum of 2,500 ordinary shares in the Company. This interest in shares must be acquired within 12 months of appointment to the Board if the director does not have such an interest upon appointment.

        Executive directors should have a substantial shareholding to maximise the community of interest between them and other shareholders. This may be built up over a period of five years following their appointment.

        The level of the requirements which applied to executive directors in 2012 and the current holdings of directors are shown below. The shareholding guidelines have been increased as part of the review of remuneration architecture and full details of the revised guidelines are outlined on page [226]. Shares earned and deferred under the Annual Incentive Plan are included in calculating the executive director's shareholding for these purposes.

	2012 Shareholding guideline as a percentage of base salary	Shareholding at 31 December 2012 as a percentage of base salary (1)	Shareholding guideline as a percentage of base salary

Rob Devey	100%	397%	200%
John Foley	100%	459%	200%
Michael McLintock	200%	1,641%	200%
Nic Nicandrou	100%	482%	200%
Barry Stowe	100%	680%	200%
Tidjane Thiam	200%	800%	350%
Mike Wells	100%	773%	200%

Note

(1)
Beneficial interest, based on the share price as at 31 December 2012 (£8.655). Calculated using base salaries on 31 December 2012.

Benefits

        All executive directors receive core health and security benefits for example medical insurance and life assurance.

        Other benefits may be offered to executives, dependent on:

  •
  Local market practice.

  •
  The benefits offered to other employees within the business unit.

  •
  Applicable expatriate and relocation benefits and allowances.

        The 2012 remuneration table on page [243] sets out the cost of providing benefits in 2012.

All-employee share plans

        It is important that all employees are offered the opportunity to own shares in Prudential, connecting them both to the success of the Company and to the interests of other shareholders. Executive directors are invited to participate in these plans on the same basis as other staff in their location.

  •
  Save As You Earn (SAYE) schemes

        UK based executive directors are eligible to participate in the HM Revenue and Customs (HMRC) approved Prudential Savings-Related Share Option Scheme and Barry Stowe is invited to participate in the similar International Share Ownership Scheme. These schemes allow all eligible employees to save towards the exercise of options over Prudential plc shares with the option price set at the beginning of the savings period at a discount of up to 20 per cent of the market price.

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

  •
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

Pension benefits

        Michael McLintock elected to become a deferred member of a contributory defined benefit scheme (described below) on 5 April 2012. Michael McLintock now receives a salary supplement of 25 per cent of salary. John Foley elects to receive a combination of contributions into the money purchase scheme and a cash supplement with a total value of 25 per cent of salary. All other executive directors based in the UK have chosen to receive their pension benefits in the form of a cash supplement of 25 per cent of salary throughout 2012. These executives are provided with life assurance cover of up to four times salary plus a dependants' pension.

        Barry Stowe receives a cash supplement of 25 per cent of salary and a payment to the Hong Kong Mandatory Provident Fund. He is provided with life assurance cover of up to four times salary. Mike Wells participates in Jackson's Defined Contribution Retirement Plan, a qualified 401(k) retirement plan, on the same basis as all other US based employees. The Company provides matching contributions of 6 per cent of base salary (Mike Wells' salary for pension purposes is limited to US$250,000). He also participates in the profit sharing element of the plan which provides eligible participants with an annual profit sharing contribution, depending on the financial results of Jackson for the plan year, to a maximum of an additional 6 per cent of pensionable salary. An annual profit sharing contribution equivalent to 6 per cent of pensionable salary was made in 2012 (in 2011, the profit share contribution was 5 per cent of pensionable salary). Mike Wells is provided with life assurance cover of two times salary.

        Those executives who joined the Group before June 2003 were entitled to maintain their membership of the defined benefit plans available at that time. However, at the end of 2012, no executive director was an active member of a Group defined benefit scheme. Until 5 April 2012, Michael McLintock participated in a contributory defined benefit scheme that provides a target pension of two thirds of final pensionable earnings on retirement at age 60 for an employee with 30 years or more potential service, his contribution was four per cent of base salary. Michael McLintock participated on the same basis as other employees who joined M&G at the same date. Benefits under the plan are subject to a notional scheme earnings cap (set at £129,600 for the 2011 to 2012 tax year) which replicates the HMRC earnings cap in force before A-Day (6 April 2006). Michael McLintock was also entitled to supplements based on his salary above the notional earnings cap.

        Details of directors' pension entitlements under HMRC approved defined benefit schemes and supplements in the form of contributions to pension arrangements paid by the Company are set out in the following table:

				Additional pension earned during year ended 31 December 2012		Transfer value of accrued benefit at 31 December(3)
	Age at 31 December 2012	Years of pensionable service at 31 December 2012	Accrued benefit at 31 December 2012 (£per annum) £000	Ignoring inflation on pension earned to 31 December 2011(1) £000	Allowing for inflation on pension earned to 31 December 2011(2) £000	2012 £000	2011 £000	Increase in transfer value less contributions made by directors during 2012 £000	Contributions to defined contribution pension schemes(4)

Rob Devey	44								—
John Foley	56								50
Michael McLintock(5)	51	20	56	1	-1	1323	1102	218	—
Nic Nicandrou	47								—
Barry Stowe	55								2
Tidjane Thiam	50								—
Mike Wells	52								19

Notes

(1)
As required by the Companies Act remuneration regulations.
(2)
As required by Stock Exchange Listing rules.
(3)
The transfer value equivalent has been calculated in accordance with the M&G Group Pension Scheme's transfer basis.
(4)
This table includes employer contributions to defined contribution plans totalling £71,124 (2011: £56,224). Supplements in the form of cash are included in the table on page [243].
(5)
Michael McLintock became a deferred member of the M&G defined benefit scheme on 5 April 2012. The amounts shown above as at 31 December 2012 are calculated as at this date.

        No enhancements to retirement benefits were paid to or receivable by directors or former directors other than the discretionary pension increases awarded to all pensioners which have been made during the year.

Executive directors' service contracts

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

        Executive directors' service contracts provide details of the broad types of remuneration to which they are entitled, and about the kinds of plans in which they may be invited to participate. The service contracts offer no certainty as to the value of performance-related reward and confirms that any variable payment will be at the discretion of the company.

        Details of the service contracts of the executive directors are outlined below:

Executive director	Date of contract	Notice period to the Company	Notice period from the Company

Rob Devey	1 July 2009	12 months	12 months
John Foley	8 December 2010	12 months	12 months
Michael McLintock	21 November 2001	6 months	12 months
Nic Nicandrou	26 April 2009	12 months	12 months
Barry Stowe	18 October 2006	12 months	12 months
Tidjane Thiam	20 September 2007	12 months	12 months
Mike Wells(1)	15 October 2010	12 months	12 months

Note

(1)
The contract for Mike Wells is a renewable one year fixed term contract. The contract is renewable automatically upon the same terms and conditions unless the Company or the director gives at least 90 days' notice prior to the end of the relevant term.

Policy on external appointments

        Subject to the Group Chief Executive's or the Chairman's approval, executive directors are able to accept external appointments as non-executive directors of other organisations. Any fees paid may be retained by the executive director. During 2012, Michael McLintock received £47,500 as a trustee of another organisation (for reference, Michael McLintock received £45,000 for this role in 2011). Other directors served on the boards of educational, development, charitable and cultural organisations without receiving a fee for such services.

Chairman and Non-Executive Directors' letters of appointment and fees

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

        Details of the letters of appointment for the non-executive directors are outlined below:

Non-executive director	Appointment by the Board	Initial election by shareholders at AGM	Notice period	Expiration of current term of appointment

Keki Dadiseth(1)	1 April 2005	AGM 2005	6 months	AGM 2013
Howard Davies	15 October 2010	AGM 2011	6 months	AGM 2014
Michael Garrett(2)	1 September 2004	AGM 2005	6 months	AGM 2013
Ann Godbehere	2 August 2007	AGM 2008	6 months	AGM 2014
Alistair Johnston	1 January 2012	AGM 2012	6 months	AGM 2015
Paul Manduca(3)	15 October 2010	AGM 2011	6 months	AGM 2014
Kaikhushru Nargolwala	1 January 2012	AGM 2012	6 months	AGM 2015
Kathleen O'Donovan(4)	8 May 2003	AGM 2004	6 months	n/a
Philip Remnant(5)	1 January 2013	AGM 2013	6 months	AGM 2016
Lord Turnbull	18 May 2006	AGM 2006	6 months	AGM 2015

Notes

(1)
Keki Dadiseth will retire from the Board on 1 May 2013.

(2)
Michael Garrett was reappointed in 2012 for one year. The Board will consider a further renewal term in May 2013.

(3)
Paul Manduca was appointed as Chairman of the Board on 2 July 2012.

(4)
Kathleen O'Donovan retired from the Board on 31 March 2012.

(5)
For Philip Remnant the table assumes initial election by shareholders at the 2013 AGM.

Chairman's letter of appointment, fees and benefits

        Paul Manduca was appointed as a non-executive director on 15 October 2010 and became Senior Independent Director on 1 January 2011. On 2 July 2012 he was appointed Chairman. He is paid an annual fee of £600,000. A contractual notice period of 12 months by either party applies. Paul Manduca is provided with life assurance cover of four times his annual fees plus an additional sum to buy a dependants' annuity, private medical insurance and the use of a car and driver. No pension allowance is paid and he is not a member of any Group pension scheme.

Non-executive directors' fees

        Non-executive directors are not eligible to participate in annual bonus plans, long-term incentive plans or pension arrangements. Their fees are determined by the Board and reflect their individual responsibilities, including chairmanship and membership of committees where appropriate. The Board reviews fees annually.

        An increase of just under 3 per cent was made to the basic non-executive fee with effect from 1 July 2012. No increases were made to the additional fees paid to committee chairmen or members. The revised fees are shown below:

Annual Fees	From 1 July 2012

(£)
Basic fee	87,500
Audit Committee Chairman—additional fee	70,000
Audit Committee member—additional fee	25,000
Remuneration Committee Chairman—additional fee	50,000
Remuneration Committee member—additional fee	25,000
Risk Committee Chairman—additional fee	60,000
Risk Committee member—additional fee	25,000
Senior Independent Director—additional fee	50,000

Notes

(1)
No fee is payable for chairmanship or membership of the Nomination Committee.

(2)
The Company may determine that additional fees should be paid if, in a particular year, the number of meetings is materially greater than usual.

        Please see the table on page 243 for details of the fees received by individual non-executive directors during 2012.

Non-executive directors' share ownership requirements

        In July 2011, a share ownership requirement for non-executive directors was introduced. Non-executive directors are required to hold shares with a value equivalent to one times the annual basic fee (excluding additional fees for chairmanship and membership of any committees). Non-executive directors will be expected to attain this level of share ownership within three years of the implementation of this requirement (or within three years of their date of appointment, if later). The Chairman is required to hold shares with a value equivalent to one times his annual fee and is expected to attain this level of share ownership within five years of the date of his appointment.

Directors' shareholdings

        The interests of directors in ordinary shares of the Company are set out below. 'Shares subject to deferral' includes shares acquired under the Share Incentive Plan (detailed in the table on page 251), deferred annual incentive awards and interests in shares awarded on appointment (detailed in the 'Other Share Awards' table on page 250).

	01 January 2012	31 December 2012				2 April 2013	Approximate Percentage of Ordinary Shares as of 2 April 2013
				Total beneficial interest (number of shares)	Number of shares subject to performance conditions
	Beneficial interest (number of shares)	Number of shares owned outright	Number of shares subject to deferral			Beneficial interest (number of shares)

Keki Dadiseth	32,196	32,196	—	32,196	—	32,196	0.002
Howard Davies	3,083	3,192	—	3,192	—	3,192	0.0002
Rob Devey	126,006	154,746	120,697	275,443	537,208	410,086	0.02
John Foley	364,378	277,178	46,057	323,235	351,917	357,962	0.02
Michael Garrett	39,233	39,233	—	39,233	—	39,233	0.002
Ann Godbehere	15,914	15,914	—	15,914	—	15,914	0.0007
Alistair Johnston(1)	—	5,000	—	5,000	—	5,000	0.0002
Paul Manduca	2,500	2,500	—	2,500	—	22,500	0.0009
Harvey McGrath(2)	300,636	—	—	—	—	—	—
Michael McLintock	595,363	487,203	195,530	682,733	161,834	749,847	0.03
Kaikhushru Nargolwala(3)	—	16,000	—	16,000	—	16,000	0.0007
Nic Nicandrou(4)	167,655	227,791	123,067	350,858	546,037	499,286	0.02
Kathleen O'Donovan(5)	24,425	—	—	—	—	—	—
Philip Remnant(6)	—	—	—	—	—	2,100	0.00009
Barry Stowe(7)	274,575	359,997	151,234	511,231	625,976	668,869	0.03
Tidjane Thiam	650,116	524,123	399,716	923,839	1,408,368	1,281,753	0.06
Lord Turnbull	16,624	16,624	—	16,624	—	16,624	0.0007
Mike Wells(8)	438,718	369,142	222,666	591,808	1,152,908	798,778	0.04

Notes

(1)
Alistair Johnston was appointed to the Board on 1 January 2012.

(2)
Harvey McGrath retired from the Board on 2 July 2012.

(3)
Kaikhushru Nargolwala was appointed to the Board on 1 January 2012.

(4)
Nic Nicandrou's interest in shares on 2 April 2013 includes his monthly purchases made under the SIP plan in January, February and March 2013.

(5)
Kathleen O'Donovan retired from the Board on 31 March 2012.

(6)
Philip Remnant was appointed to the Board on 1 January 2013.

(7)
For the 31 December 2012 figure part of Barry Stowe's beneficial interest in shares is made up of 207,963 ADRs (representing 415,926 ordinary shares) and 95,305 ordinary shares. 8,513.73 of these ADRs are held within an investment account which secures premium financing for a life assurance policy). For the 2 April 2013 figure part of the beneficial interest in shares is made up of 286,782 ADRs (representing 573,564 ordinary shares) and 95,305 ordinary shares.

(8)
For the 31 December 2012 figure Mike Wells' beneficial interest in shares is made up of 295,904 ADRs (representing 591,808 ordinary shares). For the 2 April 2013 figure his beneficial interest in shares is made up of 399,389 (representing 798,778 ordinary shares). In the table above, the figure for shares subject to performance conditions reflects the maximum number of shares (150 per cent of the original number awarded) which may be released to Mike Wells under the JNL Performance Share Plan. This maximum number of shares may be released if stretch performance targets are achieved.

 Directors' remuneration for 2012

	Salary/ fees	2012 Cash bonus	2012 Deferred bonus	Total 2012 bonus	Benefits*	Cash supple- ments for pension purposes	Total emolu- ments 2012**	2012 employers pension contri- butions†	Value of antici- pated releases from LTIPs in respect of performance periods ending 31 December 2012‡	Total 2012 remuner- ation— "The Single Figure"§

£000
Chairman
Paul Manduca(1)	393	—	—	—	71	—	464	—	—	464
Harvey McGrath(2)	252	—	—	—	50	—	302	—	—	302
Executive directors
Rob Devey	600	426	284	710	114	150	1,574	—	1,804	3,378
John Foley	610	586	390	976	156	103	1,845	50	—	1,895
Michael McLintock(3)	360	904	404	1,308	124	93	1,885	218	3,190	5,293
Nic Nicandrou	630	655	437	1,092	99	158	1,979	—	1,804	3,783
Barry Stowe(4)	651	613	409	1,022	608	163	2,444	2	2,183	4,629
Tidjane Thiam	1,000	1,000	1,000	2,000	123	250	3,373	—	4,428	7,801
Mike Wells(5)	663	2,031	871	2,902	55	—	3,620	19	3,008	6,647

Total executive directors	4,514	6,215	3,795	10,010	1,279	917	16,720	289	16,417	33,426

Non-executive directors
Keki Dadiseth(6)	120						120			120
Howard Davies	171						171			171
Michael Garrett	111						111			111
Ann Godbehere	181						181			181
Alistair Johnston	111						111			111
Kaikhushru Nargolwala	136						136			136
Kathleen O'Donovan(7)	28						28			28
Lord Turnbull	161						161			161

Total non-executive directors	1,019						1,019			1,019

Overall total	6,178	6,215	3,795	10,010	1,400	917	18,505	289	16,417	35,211

*
The value of benefits is the cost to the Company of providing core and additional benefits.

**
Each remuneration element is rounded to the nearest £1,000 and totals are the sum of these rounded figures.

†
Pension benefits are described in the section on 'Pension benefits' on page 238.

‡
Value of anticipated long-term incentive plan releases is the total of cash paid plus, for shares released, the value of the released shares based on the average closing share price over the period 1 October 2012 to 31 December 2012. All executive directors participate in long-term incentive plans and the details of share releases from awards with a performance period ending 31 December 2012 are provided in the footnote to the tables on share awards on pages 247 and 248. This figure does not include releases from other share plans (detailed on page 250) or all-employee share plans, (set out on page 251). Dividend equivalents will be released on these vested shares.

§
"The Single Figure" is based on the methodology outlined on page 229.

Notes

(1)
Paul Manduca was appointed as Chairman on 2 July 2012. The figures above include the fees he received as senior independent non-executive director prior to his appointment as Chairman.

(2)
Harvey McGrath retired from the Board on 2 July 2012.

(3)
"The Single Figure" for Michael McLintock includes the increase in transfer value of his defined benefit pension. This is outlined on page 239.

(4)
Barry Stowe's benefits relate primarily to his expatriate status, including costs of £217,567 for housing, £32,104 for children's education, £69,289 for home leave and a £248,894 Executive Director Location Allowance.

(5)
Mike Wells' bonus figure excludes a contribution of US$15,000 from a profit sharing plan which has been made into a 401(k) retirement plan. This is included under employers pension contribution.

(6)
Keki Dadiseth was paid allowances totalling £8,997 in respect of his accommodation expenses in London whilst on the Company's business.

(7)
Kathleen O'Donovan retired from the Board on 31 March 2012.

Directors' remuneration for 2011

	Salary/ fees	2011 Cash bonus	2011 Deferred bonus	Total 2011 bonus	Benefits*	Cash supple- ments for pension purposes†	Total emoluments 2011	Value of anticipated releases from LTIPs in respect of perform- ance periods ending 31 December 2011‡

£000
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

†
Pension benefits are described in the section on 'Pensions and long-term savings' in the Item 6 of the 2011 20F.

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

Payments and share releases in 2012 to past executive directors

Nick Prettejohn

        The 2009 Directors' Remuneration Report provided details of the remuneration arrangements that would apply to Nick Prettejohn after he resigned from the position of Chief Executive UK & Europe. These arrangements were implemented as intended by the Committee.

        The performance periods of Nick Prettejohn's GPSP and UK BUPP awards for 2009 ended on 31 December 2011. Vesting was prorated based on service (i.e. 9/36ths). Vesting remained dependent on performance achieved over the performance period and shares were released at the same time as for other participants in these plans.

        The performance condition attached to the 2009 GPSP award was met in full and 100 per cent of the proportion of the award which was outstanding was released during 2012. Achievement against the shareholder capital value performance measure attached to the 2009 UK BUPP award was 12.5 per cent per annum (on a compound basis), so 87.5 per cent of the outstanding portion of this award was released during 2012. This award was the last that Nick Prettejohn had outstanding under a Prudential long-term incentive plan.

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

        During 2012, Clark Manning received the following payments:

  •
  Clark Manning had a prorated 2011 annual bonus opportunity (4/12ths) based on his length of service as Chairman of Jackson during 2011. On this basis, a cash payment of £725,389 was made to him in 2012.

  •
  The deferred portion of the bonuses awarded to Clark Manning in respect of performance in 2009 and 2010 were released to Clark Manning in July 2012.

  •
  The performance condition attached to the 2009 GPSP award was met in full and 100 per cent of the award was released in 2012.

  •
  Achievement against the shareholder capital value performance measure attached to the 2009 JNL BUPP award was 11.5 per cent per annum (on a compound basis) so 93.75 per cent of the outstanding portion of this award was released in 2012.

        The performance condition attached to the 2010 GPSP award was met in full and 100 per cent of the award will be released during 2013. Achievement of the SCV performance measure attached to the 2010 Jackson BUPP award was 22.68 per cent per annum (on a compound basis), so 100 per cent of the outstanding portion of this award will be released during 2013.

        Outstanding 2010 awards made to Clark Manning under the GPSP and BUPP will vest (subject to the achievement of performance conditions) on the same schedule as awards made to other executive directors. These awards will be prorated to reflect the portion of the performance periods which had elapsed on 31 December 2011 (ie 24/36ths).

        No awards were made to Clark Manning under any long-term incentive plan during 2011 or 2012 and none will be made in any subsequent year.

Payments and share releases in 2012 to newly appointed executive directors

        Share awards made to Nic Nicandrou and Rob Devey in connection with their appointment were released, as scheduled, during 2012. Details of these awards were originally set out in the Directors' remuneration report for 2009. Please see the Other share awards table for details.

        No other amounts were paid during the financial year or were receivable by directors (or past directors) in connection with leaving the organisation.

 Directors' outstanding long-term incentive awards

Share-based long-term incentive awards

        The section below sets out the outstanding share awards under the Group Performance Share Plan and the awards made under additional long-term plans (Business Unit Performance Plan and JNL Performance Share Plan) for the executive directors with regional responsibilities.

	Plan name	Year of award	Conditional share awards outstanding at 1 Jan 2012 (Number of shares)	Conditional awards in 2012 (Number of shares)	Market price at date of award (pence)	Dividend equivalents on vested shares (Number of shares released) (note 2)	Rights exercised in 2012	Rights lapsed in 2012	Conditional share awards outstanding at 31 December 2012 (Number of shares)	Date of end of performance period

Rob Devey
	GPSP	2009	120,898		639	15,361	136,259		—	31-Dec-11
	BUPP	2009	120,897		639	15,361	136,258		—	31-Dec-11
	GPSP	2010	104,089		568.5				104,089	31-Dec-12
	BUPP	2010	104,089		568.5				104,089	31-Dec-12
	GPSP	2011	76,242		733.5				76,242	31-Dec-13
	BUPP	2011	76,242		733.5				76,242	31-Dec-13
	GPSP	2012		88,273	678				88,273	31-Dec-14
	BUPP	2012		88,273	678				88,273	31-Dec-14

			602,457	176,546		30,722	272,517		537,208

John Foley
	GPSP	2011	152,484		733.5				152,484	31-Dec-13
	GPSP	2012		199,433	678				199,433	31-Dec-14

			152,484	199,433					351,917

Michael McLintock
	GPSP	2009	92,022		455.5	11,691	103,713		—	31-Dec-11
	GPSP	2010	66,238		568.5				66,238	31-Dec-12
	GPSP	2011	48,517		733.5				48,517	31-Dec-13
	GPSP	2012		47,079	678				47,079	31-Dec-14

			206,777	47,079		11,691	103,713		161,834

Nic Nicandrou
	GPSP	2009	316,328		639	40,197	356,525		—	31-Dec-11
	GPSP	2010	208,179		568.5				208,179	31-Dec-12
	GPSP	2011	152,484		733.5				152,484	31-Dec-13
	GPSP	2012		185,374	678				185,374	31-Dec-14

			676,991	185,374		40,197	356,525		546,037

Barry Stowe (note 1)
	GPSP	2009	196,596		455.5	22,868	219,464		—	31-Dec-11
	BUPP	2009	196,596		455.5	19,780	189,834	26,542	—	31-Dec-11
	GPSP	2010	129,076		568.5				129,076	31-Dec-12
	BUPP	2010	129,076		568.5				129,076	31-Dec-12
	GPSP	2011	88,270		733.5				88,270	31-Dec-13
	BUPP	2011	88,270		733.5				88,270	31-Dec-13
	GPSP	2012		95,642	678				95,642	31-Dec-14
	BUPP	2012		95,642	678				95,642	31-Dec-14

			827,884	191,284		42,648	409,298	26,542	625,976

Tidjane Thiam
	GPSP	2009	299,074		455.5	38,004	337,078		—	31-Dec-11
	GPSP	2010	510,986		568.5				510,986	31-Dec-12
	GPSP	2011	374,279		733.5				374,279	31-Dec-13
	GPSP	2012		523,103	678				523,103	31-Dec-14

			1,184,339	523,103		38,004	337,078		1,408,368

Mike Wells (note 1 & 5)
	JNL PSP	2008	84,900		546		84,900		—	31-Dec-11
	JNL PSP	2009	218,100		455.5				218,100	31-Dec-12
	JNL PSP	2010	141,000		568.5				141,000	31-Dec-13
	GPSP	2011	197,648		733.5				197,648	31-Dec-13
	BUPP	2011	197,648		733.5				197,648	31-Dec-13
	GPSP	2012		199,256	678				199,256	31-Dec-14
	BUPP	2012		199,256	678				199,256	31-Dec-14

			839,296	398,512			84,900		1,152,908

Notes

(1)
The awards for Barry Stowe and Mike Wells were made in ADRs (1 ADR = 2 Prudential plc shares). The figures in the table are represented in terms of Prudential shares.

(2)
In 2009 and 2010 a scrip dividend equivalent and in 2011 and 2012 a DRIP dividend equivalent were accumulated on these awards.

(3)
On 31 December 2012 the performance period of the 2010 GPSP awards came to an end. Prudential's TSR performance was 139.9 per cent of the TSR performance of the peer index. On this basis, it is anticipated that awards granted under this plan in 2010 will vest in full. This will result in 104,089 shares vesting for Rob Devey, 66,238 shares for Michael McLintock, 208,179 shares for Nic Nicandrou, 129,076 shares for Barry Stowe and 510,986 shares for Tidjane Thiam under this plan. Dividend equivalents will be released on these vested shares.

(4)
At 31 December 2012, the performance period of the 2010 BUPP awards came to an end. Over the performance period the new business profit, IFRS profit and cash remittance achieved by the Asian business meant that it is anticipated that 95.2 per cent of the award will vest. This will result in 122,880 shares being released to Barry Stowe under this plan. Since the UK BUPP uses the same TSR performance measure as the GPSP, it is anticipated that 104,089 shares will be released to Rob Devey under this plan. No current executive director participated in the 2010 JNL BUPP. Dividend equivalents will be released on these vested shares.

(5)
The table above reflects the maximum number of shares (150 per cent of the original number awarded) which may be released to Mike Wells under the JNL Performance Share Plan. This maximum number of shares may be released if stretch performance targets are achieved. On 31 December 2012, the performance period of the 2009 JNL Performance Share Plan award came to an end. On the basis of the shareholder value being achieved by the Jackson business over the performance period, it is anticipated that 150 per cent of awards will vest, resulting in 218,100 shares being released to Mike Wells under this plan in 2013.

Business-specific cash-based long-term incentive plans

        Details of all outstanding awards under cash-based long-term incentive plans are set out in the table below. The performance period for all M&G Executive LTIP awards is three years while the performance period for all JNL LTIP awards is four years:

	Year of initial award	Face value of conditional share awards outstanding at 1 January 2012	Conditionally awarded in 2012	Payments made in 2012	Face value of conditional share awards outstanding at 31 December 2012	Date of end of performance period

		£000
Michael McLintock
M&G Executive LTIP	2009	1,830		5,417	—	31-Dec-11
M&G Executive LTIP	2010	987			987	31-Dec-12
M&G Executive LTIP	2011	1,318			1,318	31-Dec-13
M&G Executive LTIP	2012		953		953	31-Dec-14

Total cash payments made in 2012				5,417

Mike Wells
JNL LTIP	2008	756		827	—	31-Dec-11
JNL LTIP	2009	894			894	31-Dec-12
JNL LTIP	2010	906			906	31-Dec-13

Total cash payments made in 2012				827

Note

        Under the M&G Executive LTIP, the value of each unit at award is £1. The value of units changes based on M&G's profit growth and investment performance over the performance period. For the 2009 award of 1,830,189 units, the unit price at the end of the performance period was £2.96 which resulted in a payment of £5,417,359 to Michael McLintock during 2012.For the

2010 award of 987,179 units, the unit price at the end of the performance period was £2.65. This will result in payment of £2,616,024 to Michael McLintock in 2013.

        See page 236 for a description of the JNL LTIP. Performance over the period from 2008 to 2011 resulted in a payment of £826,975 to Mike Wells during 2012. Performance over the period from 2009 to 2012 will result in a payment of £1,117,509 being paid to Mike Wells in 2013. The awards above were made before Mike Wells became an executive director and it is anticipated that no further awards will be made to him under this Plan.

        The sterling face value of Mike Wells' JNL LTIP awards have been calculated using the average exchange rate for the year in which the grant was made. The dollar face value of conditional share awards outstanding on 1 January 2012 and 31 December 2012 was US$4,200,000 and US$2,800,000 respectively.

Other share awards

        The table below sets out the share awards that have been made to executive directors under their appointment terms and those deferred from annual incentive plan payments. The number of shares is calculated using the average share price over the three business days commencing on the day of the announcement of the Group's annual financial results for the relevant year. For the awards from the 2011 annual incentives, made in 2012, the average share price was 776 pence. Please see the table on page 251 for details of shares acquired under the Share Incentive Plan.

	Year of grant	Conditional share awards outstanding at 1 Jan 2012 (Number of shares)	Conditionally awarded in 2012 (Number of shares)	Dividends accumulated in 2012 (note 2) (Number of shares)	Shares released in 2012 (Number of shares)	Conditional share awards outstanding at 31 December 2012 (Number of shares)	Date of end of restricted period	Date of release	Market price at date of award (pence)	Market price at date of vesting or release (pence)

Rob Devey
Awards under appointment terms	2009	50,575			50,575	—	31-Mar-12	29-Mar-12	639	750
Deferred 2009 annual incentive award	2010	28,737		1,018		29,755	31-Dec-12		552.5
Deferred 2010 annual incentive award	2011	46,694		1,655		48,349	31-Dec-13		721.5
Deferred 2011 annual incentive award	2012		41,136	1,457		42,593	31-Dec-14		750

		126,006	41,136	4,130	50,575	120,697

John Foley
Deferred 2009 deferred PruCap award	2010	172,993		6,133	179,126	—	14-Dec-12	14-Dec-12	612	881
Deferred 2011 annual incentive award	2012		44,481	1,576		46,057	31-Dec-14		750

		172,993	44,481	7,709	179,126	46,057

Michael McLintock
Deferred 2008 annual incentive award	2010	137,700			137,700	—	31-Dec-11	15-Mar-12	519.5	780
Deferred 2009 annual incentive award	2010	74,840		2,653		77,493	31-Dec-12		552.5
Deferred 2010 annual incentive award	2011	77,988		2,765		80,753	31-Dec-13		721.5
Deferred 2011 annual incentive award	2012		36,008	1,276		37,284	31-Dec-14		750

		290,528	36,008	6,694	137,700	195,530

Nic Nicandrou
Awards under appointment terms	2009	68,191			68,191	—	31-Mar-12	29-Mar-12	639	750
Deferred 2009 annual incentive award	2010	26,342		934		27,276	31-Dec-12		552.5
Deferred 2010 annual incentive award	2011	48,155		1,707		49,862	31-Dec-13		721.5
Deferred 2011 annual incentive award	2012		43,518	1,542		45,060	31-Dec-14		750

		142,688	43,518	4,183	68,191	122,198

Barry Stowe (note 1)
Deferred 2008 annual incentive award	2009	22,643			22,643	—	31-Dec-11	15-Mar-12	349.5	780
Deferred 2009 annual incentive award	2010	39,088		1,386		40,474	31-Dec-12		552.5
Deferred 2010 annual incentive award	2011	56,316		1,998		58,314	31-Dec-13		721.5
Deferred 2011 annual incentive award	2012		50,648	1,798		52,446	31-Dec-14		750

		118,047	50,648	5,182	22,643	151,234

Tidjane Thiam
Deferred 2008 annual incentive award	2010	69,924			69,924	—	31-Dec-11	15-Mar-12	552.5	780
Deferred 2009 annual incentive award	2010	63,240		2,242		65,482	31-Dec-12		552.5
Deferred 2010 annual incentive award	2011	221,657		7,858		229,515	31-Dec-13		721.5
Deferred 2011 annual incentive award	2012		101,134	3,585		104,719	31-Dec-14		750

		354,821	101,134	13,685	69,924	399,716

Mike Wells (note 1)
2009 After Tax Deferral Program award (note 3)	2010	32,250				32,250	15-Mar-13		520
Deferred 2010 Group Defered Bonus Plan award	2011	90,854		3,226		94,080	31-Dec-13		721.5
Deferred 2011 annual incentive award	2012		93,034	3,302		96,336	31-Dec-14		750

		123,104	93,034	6,528		222,666

Notes

(1)
The Deferred Share Awards in 2010, 2011 and 2012 for Barry Stowe and Mike Wells were made in ADRs (1 ADR = 2 Prudential plc shares). The figures in the table are represented in terms of Prudential shares.

(2)
In 2009 and 2010 a scrip dividend equivalent and in 2011 and 2012 a DRIP dividend equivalent were accumulated on these awards.

(3)
This award attracts dividends in the form of cash rather than shares.

Shares acquired under the Share Incentive Plan

	Year of initial grant	Share Incentive Plan awards held in Trust at 1 January 2012 (Number of shares)	Partnership shares accumulated in 2012 (Number of shares)	Matching shares accumulated in 2012 (Number of shares)	Dividend shares accumulated in 2012 (Number of shares)	Share Incentive Plan awards held in Trust at 31 December 2012 (Number of shares)

Nic Nicandrou
Shares held in Trust	2010	596	199	50	24	869

Note

        The table above provides information about shares purchased under the SIP together with Matching shares (awarded on a 1:4 basis) and Dividend shares. The total number of shares will only be released if Nic Nicandrou remains in employment for five years.

Outstanding share options

        The following table sets out the share options held by the directors in the UK Savings-Related Share Option Scheme (SAYE) as at the end of the period. No other directors held shares in any other option scheme.

				Exercise period		Number of options
			Market price at 31 Dec 2012
	Date of grant	Exercise price		Beginning	End	Beginning of period	Granted	Exercised	Cancelled	Forfeited	Lapsed	End of period

John Foley	25 Apr 08	551	865.5	01 Jun 13	29 Nov 13	2,953	—	—	—	—	—	2,953
Tidjane Thiam	16 Sep 11	465.8666	865.5	01 Dec 14	29 May 15	965	—	—	—	—	—	965
Nic Nicandrou	16 Sep 11	465.8666	865.5	01 Dec 16	31 May 17	3,268	—	—	—	—	—	3,268
Rob Devey	16 Sep 11	465.8666	865.5	01 Dec 16	31 May 17	3,268	—	—	—	—	—	3,268

Notes

(1)
No gains were made by directors in 2012 on the exercise of SAYE options (2011: £665).

(2)
No price was paid for the award of any option.

(3)
The highest and lowest closing share prices during 2012 were 911.5 pence and 633.5 pence respectively.

Dilution

        Releases from Prudential's GPSP and BUPP are satisfied using new issue shares rather than by purchasing shares in the open market. Shares relating to options granted under all-employee share plans are also satisfied by new issue shares. The combined dilution from all outstanding shares and options at 31 December 2012 was 0.1 per cent of the total share capital at the time. Deferred shares will continue to be satisfied by the purchase of shares in the open market.

        Company TSR performance (unaudited information)

        As required by the Companies Act, the line chart below compares Prudential's Total Shareholder Return (TSR) during the five years from 1 January 2008 to 31 December 2012, with that of the peer group against which TSR is measured for the purposes of the Group Performance Share Plan. Our performance is also shown relative to the FTSE 100 since Prudential is a major company within this index. This chart is prepared using the methodology stipulated in the current remuneration regulations:

Prudential TSR v FTSE 100 and peer group index — total returns % over 5 years to December 2012

Share Ownership

Directors shareholdings

        The current shareholding policy and the interests of directors in ordinary shares of Prudential are shown under the sections 'Compensation Shareholding guidelines' and 'Compensation Directors' Shareholdings' above.

        Prudential is not owned or controlled directly or indirectly by another corporation or by any government or by any other natural or legal person severally or jointly and Prudential does not know of any arrangements that might result in a change in Prudential's control.

        In addition, Prudential's directors held, as at 2 April 2013, options to purchase 10,454 shares, all of which were issued under Prudential's Savings-Related Share Option Scheme (SAYE). These options and plans are described in more detail below under 'Options to purchase securities from Prudential' in this section.

Outstanding options of directors and other executive officers

        The SAYE is open to all UK and certain overseas employees. Options under this scheme up to HM Revenue & Customs (HMRC) limits are granted at a 20 per cent discount and cannot normally be exercised until a minimum of three years has elapsed. No payment is made for the grant of any options.

        The share options held by the directors and other executive officers as at the end of period are shown under the section 'Compensation Outstanding share options' above.

 Options to purchase and discretionary awards of securities from Prudential

        As of 2 April 2013, 9,272,286 options were outstanding, which Prudential issued under the SAYE schemes. As of 2 April 2013 directors and other executive officers held 10,454 of such outstanding options. Except as described above in 'Outstanding options of directors and other executive officers', each option represents the right of the bearer to subscribe for one share at a particular pre-determined exercise price at a pre-set exercise date.

        As of 2 April 2013, 2,574 options were outstanding under the RSP. Such outstanding options held by directors or other executive officers at 31 December 2012 are included in the shares set forth under 'Long-term incentive plans' in the 'Compensation' section above.

        As of 2 April 2013, 1,751,674 shares were outstanding under the Prudential Jackson National Life US Performance Share Plan. Such outstanding awards held by directors or other executive officers at 31 December 2012, are included in the shares set forth under 'Long-term incentive plans' in the 'Compensation' section above.

        As of 2 April 2013, 16,223,175 shares were outstanding under other awards. Of those, 1,341,789 shares were outstanding under the Annual Incentive Plan, 848,334 shares were outstanding under the PruCap Deferred Bonus Plan, 392,835 shares were outstanding under the Momentum Retention Plan, 763,646 shares were outstanding under the One Off Awards, 5,009,393 shares were outstanding under the GPSP, 1,151.365 shares were outstanding under the BUPP, 2,327,972 shares were outstanding under the Deferred Share Plans, 3,805,841 shares were outstanding under the PCA LTIP and 582,000 were outstanding under the Prudential Agency Long Term Incentive Plan. Such outstanding awards held by directors or other executive officers at 31 December 2012 are included under 'Long-term incentive plans' in the 'Compensation' section above.

        The aggregate proceeds that would arise if all outstanding options under the SAYE schemes were exercised is £42 million. The latest expiration dates for exercise or release of the securities underlying the options or awards and the number of options or shares are set out in the table below.

Year of Expiration	Shares Outstanding Under the Prudential Jackson National Life US Performance Share Plan	Options Outstanding Under Restricted Share Plan	Options Outstanding Under Savings Related Share Option Scheme	Shares Outstanding Under Other Awards	Total

	(In Millions)
2012			0.124		0.124
2013			0.095	0.672	0.767
2014	1.25		4.019	7.207	12.476
2015	0.502	0.003	1.512	7.27	9.287
2016			2.779	0.938	3.717
2017			0.469	0.07	0.539
2018			0.274	0.05	0.324
2019				0.016	0.016

Total	1.752	0.003	9.272	16.223	27.25

        Information concerning the Group's share award and share option plans for its employees is provided in 'Compensation' above as well as in Note I4 to the consolidated financial statements in Item 18.

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
        Non-executive directors of Prudential are usually appointed for an initial three-year term, commencing with their election by shareholders at the first Annual General Meeting following their appointment. Each appointment is reviewed towards the end of the three-year term against performance and the requirements of the Group's businesses. Non-executive directors are typically expected to serve for two terms of three years from their initial election by shareholders, although the Board may invite them to serve for an additional period. Their appointment is subject to continued performance evaluation and re-election by shareholders.

        The Group Company Secretary supports the Chairman in providing tailored induction programs for new directors and on-going development for all directors. On appointment, all directors embark upon a wide-ranging induction program covering, amongst other things, the principal bases of accounting for the Group's results, the role of the Board and its key committees, and the ambit of the internal audit and risk management functions. In addition, they receive detailed briefings on the Group's principal businesses, its product range, the markets in which it operates and the overall competitive environment. Other areas addressed include the directors' obligations under the different listing regimes to which Prudential is subject, legal issues affecting directors of financial services companies, the Group's governance arrangements, its investor relations program, as well as its remuneration policies.

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

Directors' indemnities and protections

        Suitable insurance cover is in place in respect of legal action against directors and senior managers of companies within the Prudential Group. Protection for directors, and certain senior managers, of companies within the Group, against personal financial exposure which may be incurred in their capacity as such, is also provided. These include qualifying third party indemnity provisions (as defined by the Companies Act 2006) for the benefit of directors of Prudential plc and other such persons including, where applicable, in their capacity as directors of other companies within the Group. These indemnities were in force during 2012 and remain in force.

        In addition, the Articles of Association of the Company permit the directors and officers of the Company to be indemnified in respect of liabilities incurred as a result of their office.

External appointments

        Directors may hold directorships or other significant interests in companies outside the Group which may have business relationships with the Group.

        Non-executive directors may serve on a number of other boards provided that they are able to demonstrate satisfactory time commitment to their role at Prudential and that they discuss any new appointment with the Chairman prior to accepting. This ensures that they do not compromise their independence and that any potential conflicts of interest and any possible issues arising out of the time commitments required by the new role can be identified and addressed appropriately. The major commitments of our non-executive directors are detailed in their biographies set out on page 218 to 224.

        Executive directors may accept external directorships and retain any fees earned from those directorships subject to prior discussion with the Group Chief Executive and always provided this does not lead to any conflicts of interest. In line with the UK Code, executive directors would be expected to hold no more than one non-executive directorship, nor the chairmanship, of a FTSE 100 company. Some of our executive directors hold directorships or trustee positions of unquoted companies or institutions. Details of any fees retained are included in Item 6—Compensation-Policy on external appointments.

Audit Committee Report

        The Committee's responsibilities consist of oversight over financial reporting, the effectiveness of the internal control systems and monitoring auditor independence. Its duties include gaining assurance on the control over financial processes and the integrity of the Group's financial reports, monitoring the performance, objectivity and independence of the external auditor, reviewing the work of the internal auditor and providing oversight to the Group Compliance function.

        During 2012, the Audit Committee continued to focus on ensuring the Group's financial reporting remained clear, robust and informative, and continued to work closely with the Risk Committee to ensure an integrated approach to risk assurance and risk management was achieved. The Committee met regularly with the Group-wide Internal Audit Director and the Audit Partner from the external auditor.

        The principal responsibilities of the Committee are to:

  •
  monitor the integrity of the financial statements, including the review of half and full-year results, the annual report and accounts and other significant financial announcements and review the critical accounting policies and key judgmental areas contained therein;

  •
  monitor the framework and effectiveness of the Group's systems of internal control, including the Turnbull compliance statement and Sarbanes-Oxley procedures;

  •
  monitor auditor independence and the external auditor's plans and audit strategy, the effectiveness of the external audit process, the external auditor's qualifications, expertise and resources, and make recommendations for the re-appointment of the external auditor;

  •
  review the internal audit plan and resources, and monitor the audit framework and effectiveness of the internal audit function;

  •
  monitor the effectiveness of compliance processes and controls, and performance against the Group Compliance Plan;

  •
  review the anti-money laundering procedures in place, as well as the review of procedures operated for handling allegations from whistleblowers; and

  •
  review the effectiveness of the business unit audit committees.

        The Audit Committee has received balanced and timely information over the course of the year which has enabled it to provide effective oversight of the Group's key financial reporting risks and internal controls.

 Membership

        The Audit Committee (the Committee) is comprised of the non-executive directors as set out below:

  Ann Godbehere (Chairman)
  Howard Davies
  Alistair Johnston
  Paul Manduca (to 2 July 2012)
  Kathleen O'Donovan (to 31 March 2012)
  Philip Remnant (from 1 January 2013)

        The membership is selected to provide a broad range of financial, commercial and other experience relevant to meet the Committee's objectives.

        In performing its duties, the Committee has access to employees and their financial or other relevant expertise across the Group and to the services of the Group-wide Internal Audit Director and the Group Company Secretary. The Committee may also seek external professional advice at the Company's expense.

        Full biographical details of the members of the Committee are set out on pages 218 to 224.

Meetings

        The Committee meets at least five times a year and gives consideration to the financial statements of the Group and the Group's system of internal control, as well as its internal and external audit providers. The Chairman of the Committee is a member of the Risk Committee and works closely with that committee in fulfilling the Audit Committee's responsibilities.

        By invitation, the Chairman of the Board, the Group Chief Executive, the Chief Financial Officer, the Group Chief Risk Officer and the Group General Counsel, as well as other senior staff from the group finance, internal audit, risk, compliance and security functions attended the meetings to contribute to the discussions relating to their respective areas of expertise. The lead and other partners of the external auditor also attended the meetings.

        During 2012, the Committee held twelve scheduled meetings.

        A detailed forward agenda has been in operation for a number of years and is reviewed and updated regularly to ensure all matters for which the Committee is responsible are addressed at the appropriate time of year.

        The Committee also received in-depth presentations on a range of topics and received the minutes of both the Disclosure Committee and the Assumptions Approval Committee. Further information on risk governance appears on pages 68 and 71 respectively.

        The Committee Chairman reported to the Board on matters of particular significance after each meeting and the minutes were circulated to all Board members. The terms of reference for the Committee are kept under regular review and are updated where required. A copy of these can be found on the Company's website.

        The Committee recognises the need to meet without the presence of executive management. Such sessions were held with the external auditor in July and October 2012, and with the internal auditor in July 2012. At all other times management and auditors had open access to the Chairman and the Committee.

 Financial reporting

        The Committee is regularly briefed by management on developments in International Financial Reporting Standards and focussed on the critical accounting policies and practices as part of its review of financial statements prior to recommending their publication to the Board. The Committee also reviewed any changes or decisions requiring a major element of judgement, unusual transactions, clarity of disclosures, significant audit adjustments (of which there were none in 2012), the going concern assumption, compliance with accounting standards, and compliance with obligations under applicable laws, regulations and governance codes.

Confidential reporting

        A standing agenda item of the Committee is to review a report on the use of the confidential reporting procedures, which are available to employees to enable them to communicate confidentially, and anonymously if they so wish, on matters of concern and actions taken in response to these communications.

        No material control implications were raised through these procedures during the year.

Business unit audit committees

        Every business unit has its own audit committee which provides oversight to the respective business unit and reports any relevant matters to the Committee. The members and chairmen are comprised primarily of senior management who are independent of the respective business unit. The minutes of these committees are reported regularly to the Committee and their meetings are attended by senior management of the respective business unit, including the business units' heads of finance, risk, compliance and Group-wide internal audit.

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

Group-wide Internal Audit

        The Committee regards its relationship with the internal audit function as pivotal to the effectiveness of its own activities. Group-wide Internal Audit plays an important role in supporting the Committee to fulfil its responsibilities under the UK and HK Codes, as well as the Sarbanes-Oxley Act, and provides independent assurance on the Group's processes of identification and control of risk. Each of the Group's business units has an internal audit team, the heads of which report to the Group-wide Internal Audit Director. Internal audit resources, plans and work are overseen by the Committee and by the business unit audit committees. Total approved internal audit headcount across the Group was 148 at 31 December 2012. The Group-wide Internal Audit Director reports functionally to the Committee and for management purposes to the Chief Financial Officer.

        The Committee assesses the effectiveness of the internal audit function by means of regular reviews, some of which are carried out by external advisers, and through ongoing dialogue with the Group-wide Internal Audit Director. A further external effectiveness review of Group-wide Internal Audit was undertaken in quarter four 2012, the findings of which were reported to the Committee in detail in February 2013. The purpose of the review was to ensure that the activities and resources of internal audit continue to be effectively organised to support the oversight responsibilities of the Committee. The review, performed by PwC, confirmed that Group-wide Internal Audit continued to remain in general conformance with the Institute of Internal Auditors (IIA) International Standards with no material exceptions and demonstrated a noted enhancement of GwIA processes and practices, since the last review in 2011.

        The Committee approved the Group-wide Internal Audit annual audit plan of assurance work to be undertaken during 2013.

Group Compliance

        The Committee receives regular reports from Group Compliance, who are responsible for assessing the risks posed to the Group as a result of non-compliance with relevant regulations, including those in respect of anti-money laundering and sanctions. Each business unit has its own compliance function, and the role of Group Compliance is to assess the effectiveness of these functions, as well as to provide oversight and support in the identification, mitigation and reporting of regulatory risks arising from both current business activities and from changes in the regulatory environment.

        During 2012, the Committee reviewed and approved the target operating model, as well as the plan of work to be undertaken by Group Compliance during 2013.

Remuneration Committee Report

        The Remuneration Committee determines the remuneration packages of the Chairman and executive directors. It also monitors the level and structure of remuneration for a defined population of management and for individuals with the opportunity to earn over £1,000,000 per annum.

        The principal responsibilities of the Committee are to:

  •
  determine the remuneration policy for the Chairman and approve the remuneration of the executive directors of the Company; and

  •
  oversee the remuneration of a defined leadership population and for individuals with the opportunity to earn over £1 million per annum.

        Each business unit also has its own remuneration committee, with similar terms of reference, to ensure effective remuneration governance in all our businesses.

Membership

        The Remuneration Committee (the Committee) is comprised exclusively of non-executive directors, as set out below:

  Lord Turnbull KCB CVO (Chairman)
  Keki Dadiseth (to 1 May 2013)
  Michael Garrett
  Paul Manduca (to 2 July 2012)
  Kai Nargolwala

        Philip Remnant joined the Committee on 1 January 2013 and Anthony Nightingale will join the Committee from 1 June 2013.

Meetings

        The Committee meets at least three times a year and more often if required. In 2012, the Committee met five times and held one meeting in January 2012 to conclude issues arising from the December 2012 meeting.

        During the year, the Committee considered the Directors' Remuneration Report 2012 and approved the 2012 long-term incentive awards and performance measures, giving consideration to the annual bonus measures and targets to be used in 2013. The Committee also considered proposed changes to the remuneration architecture and reviewed the remuneration of the Group Leadership Team, senior risk staff and other employees with a remuneration opportunity in excess of £1m per annum. The annual bonuses for 2011 and the vesting of long-term incentive awards with a performance period ending on 31 December 2011, were approved by the Committee, as were the executive directors remuneration and incentive opportunities for 2013.

        The Chairman reported to the Board on matters of significance after each meeting. The terms of reference for the Committee are kept under regular review and are updated where required. A copy of these can be found on the Company's website.

Nomination Committee Report

        The Nomination Committee plays a leading role in assessing the balance of skills and experience on the Board and the Group's principal committees. The Committee identifies the roles and capabilities required to meet the demands of the business and, with due regard to diversity, ensures that suitable succession planning is in place. Candidates continue to be considered on merit against specific criteria determined by the Committee.

        The Committee also reviews conflicts of interest or potential conflicts of interest raised by directors between Board meetings and for prospective Board members. In cases where there might be an actual or potential conflict of interest the Committee has powers to authorise any such actual or potential conflict situation on behalf of the Board, imposing any terms and conditions it deems appropriate, or to make recommendations to the Board as to whether the conflict or potential conflict should be authorised and if any specific terms should be included in the authorisation.

        During 2012, the Committee, under the leadership of Lord Turnbull, led the search for the new Chairman and, once the Chairman had been appointed, embarked on the search for a Senior Independent Director led by the Chairman.

        The principal responsibilities of the Committee are to:

  •
  review the size, structure and composition of the Board, including the skills, knowledge, experience and diversity of Board members, and make recommendations to the Board with regard to changes;

  •
  identify and nominate candidates for appointment to the Board, based on merit and against objective criteria;

  •
  make recommendations to the membership of the audit, risk, remuneration and nomination committees in consultation with the Chairmen of those Committees; and

  •
  consider and, where necessary, authorise any actual or potential situational conflicts, upon such terms and conditions as the Committee considers appropriate, arising out of a proposed new appointment, the changed circumstances of an existing appointment or that of a director's connected person.

        The Committee will continue to review the time commitment required from each of our non-executive directors and, going into 2013, the Committee will continue to review and refresh the skills required to pursue our strategic objectives successfully.

Membership

        The Nomination Committee (the Committee) is comprised of the Chairman and the non-executive directors as set out below:

  Paul Manduca (Chairman from 2 July 2012)
  Harvey McGrath (Chairman to 2 July 2012)
  Howard Davies (from 2 July 2012)
  Ann Godbehere (from 2 July 2012)
  Kathleen O'Donovan (to 31 March 2012)
  Philip Remnant (from 1 January 2013)
  Lord Turnbull

        In performing its duties, the Committee has access to employees and their relevant expertise across the Group and to the services of the Group Company Secretary. The Committee may also seek external professional advice at the Company's expense.

        Full biographical details of the members of the Committee are set out on pages 218 to 224.

Meetings

        The Committee meets at least twice a year to consider the Board composition and membership of the principal Committees and to consider the suitability of all directors standing for re-election at the AGM. In addition, the Committee meets to consider candidates for appointment to the Board. The Group Chief Executive is closely involved in the work of the Committee and is invited to attend and contribute to meetings. By invitation, the Group HR Director also attends the meetings.

        The Committee met on nine occasions during 2012.

        As part of the process for appointing any new director, the Committee gives consideration to the balance of skills, experience and knowledge on the Board and, in light of this evaluation, prepares a description of the role and capabilities required for a particular appointment, as well as the expected time commitment. Appointments are made based on merit, against objective criteria which are established by the Committee.

        The focus of the Committee during the year was the search for a new Chairman and a replacement for the role of the Senior Independent Director. Harvey McGrath, the retiring Chairman, was not involved in the selection or appointment of the new Chairman, a process which was led by Lord Turnbull. Once this appointment had been made, the Committee, led by Paul Manduca, initiated the process for finding a Senior Independent Director. The Committee used the services of Spencer Stuart, Korn Ferry International and Ridgeway Partners, executive search agencies to facilitate both of these searches. None of these firms undertook any other significant projects for the Group.

        The Chairman reported to the Board on matters of particular significance after each meeting. The terms of reference for the Committee are kept under regular review and are updated where required. A copy of these can be found on the Group's website.

Risk Committee Report

        The Risk Committee continued its work during 2012 with the specific objectives of furthering the in depth understanding of the risks facing the business and enhancing the risk reporting framework with a view to ensuring that the various stakeholders received both timely and suitable information around risk exposures.

        The Committee provides leadership, direction and oversight in relation to the Group's overall risk appetite and tolerance and the risk management framework. Oversight of the framework includes reviewing the Group's risk policies and standards, supporting risk limits, methodologies adopted and the processes and controls in place for assessing the Group's risks. During the year the Committee carried out an in depth review of a number of policies and other components forming part of the overall Group Risk Framework and recommended improvements to the Board, providing effective oversight with regard to the Group's risk appetite, tolerance and risk management framework. The Committee also provides oversight in respect of the Group Chief Risk Officer's responsibilities.

        The principal responsibilities of the Committee are to:

  •
  review the Group risk, capital and liquidity management framework, as well as the Group's risk appetite, its risk policies and standards, including the parameters used and methodologies and processes adopted for identifying and assessing risks;

  •
  review the material and emerging risk exposures of the Group, including market, credit, insurance, operational, liquidity and economic and regulatory capital risks as well as regulatory and compliance matters;

  •
  oversee the Group's processes and policies for determining risk tolerance and reviewing management's measurement and effectiveness of the Group's risk tolerance levels;

  •
  receive and review Group-wide Internal Audit Reports on the risk management function;

  •
  assist the Board in reviewing the risks inherent in the business plans; and

  •
  provide qualitative and quantitative advice to the Remuneration Committee on risk weightings applied to performance objectives incorporated in executive remuneration and evaluate whether the remuneration approach for senior executives was positioned within the Group's overall risk appetite framework.

        The Committee also continued to build synergies with the Audit Committee, to ensure that areas of overlap were managed appropriately.

Membership

        The Risk Committee (the Committee) is comprised of the non-executive directors as set out below:

  Howard Davies (Chairman)
  Ann Godbehere
  Kai Nargolwala
  Lord Turnbull

        In performing its duties, the Committee has access to the Group Chief Risk Officer, as well as other employees and their relevant expertise across the Group. The Committee also has access to the services of the Group Company Secretary and may seek external professional advice at the Company's expense.

        Full biographical details of the members of the Committee are set out on pages 218 to 224.

Meetings

        The Committee meets at least four times a year to consider the Group's risk appetite and provide oversight to the management of risk within the Group. The Chairman of the Committee is a member of the Audit Committee and works closely with that committee in fulfilling the Risk Committee's responsibilities.

        The Chairman of the Board, the Group Chief Executive, the Chief Financial Officer, the Group Chief Risk Officer, Group-wide Internal Audit Director, the Group General Counsel and the Group Risk Directors are also invited to attend.

        During 2012, the Committee held five scheduled meetings.

        The Committee undertook the identification and comprehensive analysis of the Group's key risks and approved the enhancements to the management information provided to the Group risk committees and the Board. The Committee further received presentations from certain of the business units on the particular risks inherent in those businesses, as well as the systems and controls in place to monitor and manage those risks. The Committee approved and subsequently reviewed the process for approving large credit risk exposures; it also approved a framework which provides separate limits for global counterparties in respect of counterparty risk exposures. The Committee also reviewed the Group-wide risk appetite framework, including risk appetite statements and limits by risk type. The Committee worked closely with the Audit Committee to ensure any risk assurance relevant to financial reporting was referred to the Audit Committee and with the Remuneration Committee on providing input in respect of risk adjustment measures for the executive remuneration policy. In addition, the role of the Committee includes responding to the needs of the business and carrying out reviews of specific areas of risk as they arise. The Committee worked closely with management and the Group-wide Internal Audit Director during the year and assisted the Board by providing oversight over requests for specific risk assessments.

        The Chairman reviewed the work of the Committee and the Group's risk framework as part of the ongoing dialogue with the regulator.

        The Committee Chairman reported to the Board on matters of significance after each meeting and the minutes were circulated to all Board members. The terms of reference for the Committee are kept under regular review and are updated where required. A copy of these can be found on the Group's website.

 NYSE Corporate Governance Rules compared to Prudential plc's Corporate Governance Practice

        Pursuant to NYSE rule 303A Prudential has disclosed the differences between the NYSE Corporate Governance Rules and its Corporate Governance Practice on its website at www.prudential.co.uk/prudential-plc/aboutpru/nyse_corpgov. See also Item 16G, 'Corporate Governance' on page 292.

Employees

        The average numbers of staff employed by the Prudential group, excluding employees of the venture investment subsidiaries of the PAC with-profits fund, for the following periods were:

	2012	2011	2010

Asian operations	18,584	16,666	17,988
US operations	4,000	3,785	3,545
UK operations	5,035	4,963	4,459

Total	27,619	25,414	25,992

        At 31 December 2012, Prudential employed 26,057 representing an increase in the year from 24,358 persons as at 31 December 2011. Most of the increase relates to Asia due to regular business growth, supporting growth in operations along with branch expansions in certain countries. Of the 26,057 employees, approximately 18 per cent were located in the United Kingdom, 66 per cent in Asia and 16 per cent in the United States. In the United Kingdom at 31 December 2012, Prudential had 483 employees paying union subscriptions through the payroll. At 31 December 2012, Prudential had 436 temporary employees in the United Kingdom, 2,580 in Asia and 128 in the United States. At 31 December 2012, Prudential had 153 fixed term contractors in the United Kingdom, 108 in the United States and 821 in Asia.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

        The Disclosure and Transparency Rules issued by the Financial Services Authority provide that a person or corporate entity that acquires an interest of 3 per cent or more in Prudential ordinary shares is required to notify Prudential of that interest. If such interest subsequently reaches, exceeds or falls below a whole percentage point, this must also be notified. Similarly, a notification is required once the interest falls below 3 per cent. At 15 April 2013 Prudential had received the following notifications:

Significant Changes in Ownership

2010

  •
  In January 2010, Legal and General Assurance (Pensions Management) Limited (PMC) notified Prudential that its holdings had increased to 127,270,971 or 5.02 per cent of the ordinary share capital.

  •
  Later in January, Legal and General Assurance (Pensions Management) Limited (PMC) notified Prudential that its holdings had fallen to below 5 per cent of the ordinary share capital.

  •
  In March 2010, Legal and General Assurance (Pensions Management) Limited (PMC) notified Prudential that its holdings had decreased to 101,114,567 shares or 3.98 per cent of the ordinary share capital.

  •
  Also in March 2010, Capital Research and Management Company notified Prudential that it had an interest of 280,291,176 ordinary shares, or 11.07 per cent of the ordinary share capital.

  •
  In April 2010, Capital Research and Management Company notified Prudential that it had an interest of 305,167,458 ordinary shares or 12.04 per cent of the ordinary share capital.

  •
  In May 2010, Legal and General Group plc notified Prudential that it had an interest of 101,114,567 ordinary shares or 4.03 per cent of the ordinary share capital.

  •
  Also in May 2010, Capital Research and Management Company notified Prudential that it had an interest of 329,934,111 shares, which represented 13.02 per cent of the ordinary share capital.

  •
  In June 2010, Legal and General Assurance (Pensions Management) Limited (PMC) notified Prudential that it had an interest of 98,291,088 shares, which represented 3.87 per cent of the ordinary share capital.

  •
  In July 2010, Capital Research and Management Company notified Prudential that it had an interest of 329,847,111 shares, which represented 12.99 per cent of the ordinary share capital and later in the same month, they increased their interest to 330,456,135 shares, which represented 13.01 per cent of the ordinary share capital.

  •
  In August 2010, BlackRock Inc notified Prudential that it had an interest of 126,912,539 shares, which represented 4.99 per cent of the ordinary share capital and the following day, notified that it had increased its interest to 126,965,629 shares, which represented 5.0 per cent of the ordinary share capital.

  •
  Also in August 2010, Janus Capital Management LLC notified Prudential that it had an interest of 76,770,894 shares, which represented 3.02 per cent of the ordinary share capital.

  •
  In September 2010, BlackRock Inc notified Prudential that it had decreased its interest to 125,634,073 shares, which represented 4.95 per cent of the ordinary share capital.

  •
  Later in September, BlackRock Inc notified Prudential that their holding increased to 127,010,669 shares representing 5.0 per cent of the ordinary capital.

  •
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

  •
  In October 2010, BlackRock Inc notified Prudential that it had an interest of 124,987,739 shares, which represented 4.91 per cent of the ordinary share capital.

  •
  In November 2010, Capital Research and Management Company notified Prudential of a decrease in its interest to 296,189,505 shares, which represented 11.64 per cent of the ordinary share capital.

  •
  Also in November 2010, Norges Bank notified Prudential that it had an interest of 102,495,000 shares, which represented 4.03 per cent of the ordinary share capital. In December 2010, Legal and General Assurance (Pensions Management) Limited (PMC) notified Prudential that it had an interest of 101,803,187 shares, which represented 3.99 per cent of the ordinary share capital.

2011

  •
  In January 2011, BlackRock Inc notified Prudential that it had an interest of 127,614,906 shares, which represented 5.01 per cent of the ordinary share capital.

  •
  In March 2011, Capital Research and Management Company notified Prudential of a decrease in its interest to 281,048,317 shares representing 11.04 per cent of the ordinary share capital.

  •
  Also in March 2011, BlackRock Inc notified Prudential of a decrease in their interest of 126,093,582 shares representing 4.95 per cent of ordinary share capital and then in a further notification, of an increase in their interest to 127,414,496 shares representing 5.0 per cent of the ordinary share capital.

  •
  BlackRock Inc made two notifications up to 15 April 2011; the first notification was of a decrease in their interest to 126,974,810 shares representing 4.98 per cent of the ordinary share capital and the second was of an increase in their interest to 128,470,662 shares representing 5.04 per cent of the ordinary share capital.

  •
  In April 2011, BlackRock Inc notified a decrease in their interest in Prudential shares of 126,930,350, representing 4.98 per cent of the ordinary share capital.

  •
  In May 2011 BlackRock Inc notified an increase in shares to 127,401,807, representing 5 per cent of the ordinary share capital and later in May, notified a decrease in their interest to 126,991,833 representing 4.95 per cent of the ordinary share capital.

  •
  Also in May 2011, Capital Research and Management Company notified a decrease in their interest to 279,316,829 shares, representing 10.96 per cent of the ordinary share capital.

  •
  In June 2011, BlackRock Inc notified an increase to 127,695,916 shares representing 5.01 per cent of the ordinary share capital.

  •
  In July 2011, Capital Research and Management Company notified a decrease to 252,448,407 shares, representing 9.91 per cent of the ordinary share capital.

  •
  In August 2011, BlackRock Inc notified a decrease in interest to 125,132,015 shares, representing 4.91 per cent of the ordinary share capital and in November 2011, notified an increase to 127,422,766 shares, representing 5 per cent of the ordinary share capital.

  •
  Later in November 2011, BlackRock Inc notified a decrease to 127,201,756 shares representing 4.99 per cent of the ordinary share capital.

2012

  •
  In April 2012, BlackRock Inc. notified an increase in interest to 129,499,098 shares, representing 5.8 per cent of the issued share capital.

  •
  In September 2012, Capital Group International Inc. (formerly interests notified by Capital Research and Management Company) notified an increase in interest to 256,652,047, representing 10.39 percent of the issued share capital.

Table: Notifications received from major shareholders as at 15 April 2013

Shareholder	Date advised	Percentage of share capital	Shareholding

Capital Group International Inc.	05/09/2012	10.39%	256,652,047
BlackRock Inc	10/04/2012	5.08%	129,499,098
Norges Bank	26/11/2010	4.03%	102,495,000
Legal and General Group plc	30/12/2010	3.99%	101,803,187

        Major shareholders of Prudential have the same voting rights per share as other shareholders. See Item 10, 'Additional Information Memorandum and Articles of Association—Voting Rights'.

        As at 15 April 2013, there were 129 shareholders with a US address on Prudential's register of shareholders. These shares represented approximately 0.01 per cent of Prudential's issued ordinary share capital. As at 16 April 2013 there were 44 registered Prudential ADR holders. The shares represented by these ADRs amounted to approximately 1.77 per cent of Prudential's issued ordinary share capital.

        Prudential does not know of any arrangements which may at a subsequent date result in a change of control of Prudential.

Related Party Transactions

        Transactions between the Company and its subsidiaries are eliminated on consolidation.

        In addition, the Company has transactions and outstanding balances with certain unit trusts, collateralised debt obligations and similar entities which are not consolidated and where a Group company acts as manager. These entities are regarded as related parties for the purposes of IAS 24. The balances are included in the Group's statement of financial position sheet at fair value or amortised cost in accordance with their IAS 39 classifications. The transactions are included in the income statement and include amounts paid on issue of shares or units, amounts received on cancellation of shares or units and paid in respect of the periodic charge and administration fee. Further details of the aggregate assets, liabilities, revenues, profits or losses and reporting dates of entities considered to be associates under IFRS are disclosed in note H8 to the consolidated financial statements in Item 18.

        Executive officers and directors of the Company may from time to time purchase insurance, asset management or annuity products marketed by Group companies in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons.

        In 2012 and 2011 and 2010, other transactions with directors were not deemed to be significant both by virtue of their size and in the context of the directors' financial positions. As indicated above, all of these transactions are on terms broadly equivalent to those that prevail in arm's length transactions.

        Apart from these transactions with directors, no director had interests in shares, transactions or arrangements that require disclosure, other than those given in Item 6 'Directors, Senior management and Employees'. Key management remuneration is disclosed in note I5 to the consolidated financial statements in Item 18.

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

	Prudential Ordinary Shares		Prudential ADRs		Prudential Ordinary Shares (Hong Kong)*		Prudential Ordinary Shares (Singapore)*

Year	High	Low	High	Low	High	Low	High	Low

	(pence)		(US Dollars)		(HK Dollars)		(US Dollars)
2008	726.0	245.0	28.8	7.4
2009	650.5	207.0	21.8	5.6
2010	681.0	487.5	21.3	14.5	81.1	57.2	10.5	7.4
2011	777.0	509.0	25.8	16.2	100.0	62.4	12.6	8.0
2012	911.5	628.5	29.4	19.6	113.8	74.0	12.3	9.9

	Prudential Ordinary Shares		Prudential ADRs		Prudential Ordinary Shares (Hong Kong)*		Prudential Ordinary Shares (Singapore)*

Quarter	High	Low	High	Low	High	Low	High	Low

	(pence)		(US Dollars)		(HK Dollars)		(US Dollars)
2011
First quarter	749.0	654.5	24.3	21.0	98.0	80.5	11.9	10.6
Second quarter	777.0	683.0	25.8	21.9	100.0	84.9	12.6	11.5
Third quarter	614.5	546.5	19.6	16.8	78.6	64.0	10.1	8.5
Fourth quarter	681.0	509.0	22.3	16.2	84.8	62.4	10.6	8.0
2012
First quarter	797.5	633.5	25.6	19.6	98.7	74.0	12.0	9.9
Second quarter	764.0	660.0	24.7	20.3	96.0	78.2	12.0	12.0
Third quarter	854.0	729.5	27.6	22.7	107.0	87.4	12.0	10.0
Fourth quarter	911.5	820.0	29.4	26.3	113.8	101.7	12.3	10.0

	Prudential Ordinary Shares (UK)		Prudential ADRs		Prudential Ordinary Shares (Hong Kong)		Prudential Ordinary Shares (Singapore)

Month	High	Low	High	Low	High	Low	High	Low

	(pence)		(US Dollars)		(HK Dollars)		(US Dollars)
October 2012	870.0	820.0	28.1	26.3	107.5	101.7	10.0	10.0
November 2012	905.0	839.5	29.2	26.9	111.8	102.5	12.1	10.0
December 2012	911.5	865.0	29.6	27.9	113.8	109.5	12.3	12.1
January 2013	973.0	901.5	30.8	29.3	116.5	111.0	13.1	12.3
February 2013	981.5	916.0	30.5	28.6	118.0	111.5	13.7	13.1
March 2013	1,155.0	986.5	35.0	29.8	134.0	114.6	15.4	13.7

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

        Prudential American Depositary Shares (ADSs) have been listed for trading on the New York Stock Exchange since 28 June 2000 under the symbol 'PUK'.

Item 10. Additional Information

Memorandum and Articles of Association

        Prudential plc is incorporated and registered in England and Wales, under registered number 1397169. Under the provisions of the Companies Act 2006 a UK company's objects are unrestricted unless a company's Articles of Association provide otherwise. To avail the Company of this flexibility, the shareholders passed a resolution at the Annual General Meeting on 14 May 2009 (which became effective on 1 October 2009) removing the objects clause from the Company's Memorandum and Articles of Association.

        The following is a summary of both the rights of Prudential shareholders and certain provisions of Prudential's Memorandum and Articles of Association. Rights of Prudential shareholders are set out in Prudential's Articles of Association or are provided for by English law. This document is a summary and, therefore, does not contain full details of Prudential's Memorandum and Articles of Association. A complete copy of Prudential's Memorandum and Articles of Association, adopted at the Annual General Meeting on 14 May 2009 and effective on 1 October 2009, was filed as an exhibit to Form 20-F for the year ended 31 December 2008. In addition, both the Memorandum and Articles of Association may be viewed on Prudential's website.

Share capital

        The Company's issued share capital as at 31 December 2012, which is set out in Note H11 on page F-221, consisted of 2,557,242,352 (2011:2,548,039,330) ordinary shares of 5 pence each, all fully paid up and listed on the London Stock Exchange and the Hong Kong Stock Exchange. Subject to applicable local securities law, the Company's shares may be registered on the main register in the UK or the Company's branch registers in Ireland or Hong Kong. The number of accounts on the share registers at 31 December 2012 was 60,522 (2011:63,338).

        The Company also maintains secondary listings on the New York Stock Exchange in the form of American Depositary Receipts which are referenced to ordinary shares on the main UK register, under a depositary agreement with J.P. Morgan, and on the Singapore Stock Exchange in the form of interests in shares, which are referenced to the shares on the Hong Kong register under a depository agreement with the Central Depository (Pte) Limited (the "CDP").

        The Company has maintained a sufficiency of public float throughout the reporting period as required by the Hong Kong Listing Rules.

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

        As at 16 April 2013, the directors retained authority granted at the Annual General Meeting on 17 May 2012 to allot before the earlier of 30 June 2013 and the Annual General Meeting of the Company to be held in 2013, ordinary shares of up to an aggregate nominal value of £42,527,821 subject to limitations and reductions in certain circumstances. Of those shares, directors would retain authority to allot equity securities for cash up to a maximum nominal value of £6,379,173 without first being required to offer such securities to shareholders in proportion with their existing holding. In the case of a rights issue, directors retained authority to allot equity securities in favor of ordinary shareholders up to an aggregate nominal amount equal to £85,055,642 subject to reduction in certain circumstances.

        At the Annual General Meeting scheduled to be held on 16 May 2013, the shareholders are to vote on granting the directors similar authorities to allot ordinary shares, before the earlier of 30 June 2014 and the Annual General Meeting of the Company to be held in 2014.

        In addition the directors have authority to allot Sterling preference shares up to a maximum nominal amount of £20 million, Dollar preference shares up to a maximum nominal amount of US$20 million, and Euro preference shares up to a maximum nominal value of €20 million, the terms of which will be determined by the Board on allotment.

        The Board shall determine whether the preference shares are to be redeemable, their dividend rights, their rights to a return of capital or to share in the assets of the Company on a winding up or liquidation and their rights to attend and vote at general meetings of the Company prior to the date on which the preference shares are allotted. Under the Company's Articles of Association the Board has discretion to determine the terms and manner of redemption of redeemable shares when the shares are allotted.

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

        The Company or its directors determine the date on which Prudential pays dividends. Prudential pays dividends to the shareholders on its share registers on the record date in proportion to the number of shares held by each shareholder. There are no fixed dates on which entitlements to dividends arise. Interest is not payable on dividends or other amounts payable in respect of shares.

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

        Under the Companies (Shareholders' Rights) Regulations 2009, notice periods for all general meetings have to be 21 days, except for a meeting (i) which is not an Annual General Meeting, (ii) for which an electronic facility for voting and appointing proxies is available to all members, and (iii) in respect of which a company obtains shareholder approval annually to retain the shorter 14-day notice period. Prudential has been able to call general meetings (other than annual general meetings) on 14-days' notice and obtained shareholder approval at the Annual General Meeting on 17 May 2012 to enable it to continue to do so after the implementation of the Regulations. The approval will be effective until the Company's Annual General Meeting in 2013 when a similar resolution will be proposed.

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

        Resolutions of Prudential's shareholders generally require the approval of a majority of the shareholders to be passed. Such resolutions, referred to as ordinary resolutions, require:

  •
  on a show of hands, a majority in number of the shareholders present and voting in person or by duly appointed proxies or (in the case of corporate shareholders) by authorised corporate representatives to vote in favor, or

  •
  on a poll, more than 50 per cent of the votes cast to be in favor.

        Some resolutions, referred to as special resolutions, such as a resolution to amend the Articles of Association, require a 75 per cent majority. Such special resolutions require:

  •
  on a show of hands, at least 75 per cent of the shareholders present and voting in person or by duly appointed proxies or (in the case of corporate shareholders) by authorised corporate representative to vote in favor, or

  •
  on a poll, at least 75 per cent of the votes cast to be in favor.

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

Transfer of shares

        Transfers of shares may be made by an instrument of transfer. An instrument of transfer must be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. The transferor remains the holder of the relevant shares until the name of the transferee is entered in the share register. Transfers of shares may also be made by a computer-based system and transferred without a written instrument in accordance with English law. The directors may in certain circumstances refuse to register transfers of shares, but only if such refusal does not prevent dealings in the shares from taking place on an open and proper basis. If the directors refuse to register a transfer they must send the transferee notice of the refusal within two months stating the reason(s) for such refusal.

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

Board of directors

        Prudential's Board of directors manages the Company business. However, the Company's shareholders must approve certain matters, such as changes to the share capital and the election and re-election of directors. Directors are appointed subject to Prudential's Articles of Association. The Board may appoint directors to fill vacancies and appoint additional directors who hold office until the next Annual General Meeting. The Articles of Association require that each director must have beneficial ownership of a given number of ordinary shares. The number of shares is determined by ordinary resolution at a general meeting and is currently 2,500. The minimum number of directors is eight and the maximum number is twenty. Shareholders may vary the limits on the number of directors by ordinary resolution. There are currently sixteen directors on Prudential's Board.

        At every Annual General Meeting, any director who has been appointed by the Board since the last Annual General Meeting; or who held office at the time of the two preceding Annual General Meetings and who did not retire at either of them; or who has held office with the Company, other than employment or executive office, for a continuous period of nine years or more at the date of the meeting, shall retire from office and may offer himself or herself for re-election by shareholders. Shareholders may remove any director before the end of his or her term of office by ordinary resolution and may appoint another person in his or her place by ordinary resolution. The UK Corporate Governance Code, contains a provision recommending that directors stand for annual re-election at the Annual General Meeting. In line with these provisions, all directors are expected to stand for re-election at each Annual General Meeting of the Company.

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

UK Inheritance Tax

        Prudential ordinary shares which are registered on the main Prudential share register are assets situated in the United Kingdom for the purposes of UK inheritance tax (the equivalent of US estate and gift tax). Prudential ADSs are likely to be treated in the same manner as the underlying Prudential ordinary shares and situated in the United Kingdom. Subject to the discussion of the UK-US estate tax treaty in the next paragraph, UK inheritance tax may apply if an individual who holds Prudential ordinary shares which are registered on the main Prudential share register or ADSs gifts them or dies even if he or she is neither domiciled in the United Kingdom nor deemed to be domiciled there under UK law. For inheritance tax purposes, a transfer of Prudential ordinary shares or ADSs at less than full market value may be treated as a gift for these purposes. Special inheritance tax rules apply (1) to gifts if the donor retains some benefit, (2) to close companies and (3) to trustees of settlements. Prudential ordinary shares which are registered on the Hong Kong or Irish branch register should not be treated as situated in the United Kingdom for the purpose of UK inheritance tax.

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

UK Stamp Duty and Stamp Duty Reserve Tax

        Relevant legislation provides that, subject to certain exemptions, UK stamp duty would be payable on a transfer of, and UK stamp duty reserve tax ('SDRT') would be payable upon a transfer or issue of, Prudential ordinary shares to the depositary of Prudential ordinary shares that is responsible for issuing ADSs (the 'ADS Depository'), or a nominee or agent of the ADS depositary, in exchange for American Depository Receipts ('ADRs') representing ADSs. For this purpose, the current rate of stamp duty and stamp duty reserve tax is 1.5 per cent (rounded up, in the case of stamp duty, to the nearest £5).

        However, as a result of recent case law, HMRC have stated that they will not seek to levy a 1.5 per cent SDRT charge on an issue of UK shares to a person providing clearance services or issuing depositary receipts, wherever located. HMRC do not, however, agree that the recent case law extends to transfers of shares to a person providing clearance services or issuing depositary receipts, wherever located, where that transfer is not an integral part of an issue of share capital. It is recommended that, should this charge arise, independent professional tax advice be sought without delay.

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

US Federal Income Tax Treatment of Distributions on Prudential Ordinary Shares or ADSs

        If Prudential pays dividends, you must include those dividends in your income when you receive them. The dividends will be treated as foreign source income. You should determine the amount of your dividend income by converting pounds sterling into US dollars at the exchange rate in effect on the date of your (or the depositary's, in the case of ADSs) receipt of the dividend. Subject to certain exceptions for short-term and hedged positions, the US dollar amount of dividends received by an individual will be subject to taxation at a lower rate than ordinary income if the dividends are 'qualified dividends.' Dividends received with respect to the ordinary shares or ADSs will be qualified dividends if Prudential was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company ('PFIC'). Based on the nature of its business activities and its expectations regarding such activities in the future, Prudential believes that it was not treated as a PFIC within the meaning of the Code with respect to its 2012 taxable year and does not anticipate becoming a PFIC for its 2013 taxable year.

US Federal Income Tax Treatment of Capital Gains

        If you sell your Prudential ordinary shares or ADSs, you will recognise a US source capital gain or loss equal to the difference between the US dollar value of the amount realised on the disposition and the US dollar basis in the ordinary shares of the ADSs. A gain on the sale of Prudential ordinary shares or ADSs held for more than one year will be treated as a long-term capital gain. The net long-term capital gain is generally is subject to taxation at a lower rate than ordinary income. Your ability to offset capital losses against ordinary income is subject to limitations.

US Federal Medicare Tax on Net Investment Income

        A 3.8% surtax will generally apply to the net investment income of individuals whose modified adjusted gross income exceeds certain threshold amounts. For 2013, these amounts are $200,000 in the case of single taxpayers, $250,000 in the case of married taxpayers filing joint returns, and $125,000 in the case of married taxpayers filing separately. Net investment income includes, among other items, dividends, interest, and net gain from the disposition of property (other than certain property held in a trade or business).

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

Singapore Stamp duty

        As Prudential is incorporated in England and Wales and the Prudential Shares are not registered on any register kept in Singapore, no stamp duty is payable in Singapore:

  (i)
  on the issuance of the Prudential Shares; and

  (ii)
  on any transfer of the Prudential Shares.

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

Public Reference Room
100 F Street, N.E.
Room 1580
Washington, D.C. 20549

        Please call the SEC at (202) 551 8090 for further information on the public reference room. Copies of these materials can also be obtained by fax (202) 777 1027, by email to PublicInfo@sec.gov or mail at prescribed rates from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E., Room 1580, Washington, D.C. 20549-0213. In addition, some of Prudential's filings with the Securities and Exchange Commission, including all those filed on or after 4 November 2002, are available on the websites of the Securities and Exchange Commission's and the New York Stock Exchange

        Prudential also files reports and other documents with the London, Hong Kong and Singapore stock exchanges. This information may be viewed on the websites of each of those exchanges as well as via the National Storage Mechanism. All reports and other documents filed with the each of the exchanges are also published on Prudential's website.

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

        Prudential's Group Risk Framework requires that all of the Group's businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group. The Group Risk Framework is based on the concept of 'three lines of defence': Risk management; risk oversight and independent assurance. Primary responsibility for strategy, performance management and risk control lies with the Board, which has established the Group Risk Committee to assist in providing leadership, direction and oversight, and with the Group Chief Executive and the chief executive of each business unit. Risk oversight is provided by Group-level risk committees, chaired by the Group Chief Risk Officer or the Chief Financial Officer. Independent assurance on the Group's internal control and risk management systems is provided by the Audit Committee, supported by the Group-wide Internal Audit.

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

Market and financial risks

        A detailed analysis of market and financial risks is provided in Item 4 'Group Risk Framework' and notes D1(e), D2(h), D3(h) and D4(h) to the consolidated financial statements in Item 18.

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

        As at 31 December 2012, the Group held 19 per cent (2011: 21 per cent) and 7 per cent (2011: 9 per cent) of its financial assets and financial liabilities respectively, in currencies, mainly US dollar and Euro, other than the functional currency of the relevant business unit.

        Financial assets, of which 56 per cent (2011: 55 per cent) are held by the PAC with-profits fund, allow the PAC with-profits fund to obtain exposure to foreign equity markets.

        Financial liabilities, of which 28 per cent (2011: 28 per cent) are held by the PAC with-profits fund, mainly relate to foreign currency borrowings.

        The exchange risks inherent in these exposures are mitigated through the use of derivatives, mainly forward currency contracts (note G3 to the consolidated financial statements in Item 18).

        The amount of exchange loss recognised in the income statement in 2012, except for those arising on financial instruments measured at fair value through profit and loss, is £213 million (2011: £1 million gain; 2010: £82 million loss). This constitutes £1 million loss (2011: £11 million loss; 2010: £16 million loss ) on Medium Term Notes (MTN) liabilities and £212 million of net loss (2011: £12 million net gain;2010: £98 million loss ), mainly arising on investments of the PAC with-profits fund. The gains/losses on MTN liabilities are fully offset by value movements on cross-currency swaps, which are measured at fair value through profit and loss.

Currency of Core Borrowings

        Prudential is subject to certain interest rate risk and foreign exchange risk on its core borrowings. At 31 December 2012, Prudential held £1,639 million of pounds sterling debt, £1,899 million, or approximately $3,086 million, of US dollar debt and £16 million, or approximately €20 million of Euro debt. £3,263 million of the core debt was at fixed rates of interest and £291 million was at or has been swapped into floating rates of interest.

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

        Sensitivity analysis with regard to the Group's investments in debt securities, equities and real estate, to insurance contracts and to foreign exchange fluctuations, is provided in notes D2(h), D3(h), D4(h) and E4 to the consolidated financial statements in Item 18.

        Additional sensitivity analysis of the Group's long-term debt and interests in derivatives contracts has been provided below.

Interest Rate Risk—Long-term Debt

        The table below quantifies the estimated increase in fair value of long-term borrowings at 31 December 2012 and 2011, resulting from a 100 basis point reduction in interest rates at those dates. The carrying value of short-term borrowings, which approximates their fair value, would not be materially increased by a 100 basis point reduction in interest rates. Prudential believes this to be a reasonably possible near-term market change for interest rates.

	31 December 2012			31 December 2011
	Carrying Value	Fair Value	Estimated Increase in Fair Value	Carrying Value	Fair Value	Estimated Increase in Fair Value

	£m	£m	£m	£m	£m	£m
Long-term borrowings
Bonds, £300 million aggregate principal amount, 6.875 per cent due 2023	300	394	40	300	356	34
Bonds, £250 million aggregate principal amount, 5.875 per cent due 2029	249	313	44	249	270	32
Bonds, £435 million aggregate principal amount, 6.125 per cent, due 2031	429	518	73	428	423	46
Bonds, £400 million aggregate principal amount, 11.375 per cent, due 2039	386	555	38	384	509	35
Capital securities, $1,000 million aggregate principal amount, 6.5 per cent perpetual	615	631	92	644	560	68
Capital securities, $250 million aggregate principal amount, 6.75 per cent perpetual(ii)	154	154	—	161	164	1
Capital securities, $300 million aggregate principal amount 6.5 per cent perpetual(ii)	185	187	—	193	196	—
Capital securities, $750 million aggregate principal amount, 11.75 per cent perpetual	458	536	11	477	550	16
Capital securities, $550 million aggregate principal amount, 7.75 per cent perpetual(ii)	334	358	48	348	343	40
Medium Term Subordinated Notes, €20 million, 2023(i)	16	16	—	17	17	—

Total central companies	3,126	3,662	346	3,201	3,388	272

Insurance operations
Guaranteed bonds, £100 million, principal amount, 8.5 per cent undated subordinated	100	107	5	100	106	6
Surplus notes, $250 million principal amount, 8.15 per cent due 2027(iv)	153	196	16	160	178	15

Total long-term business	253	303	21	260	284	21

Other operations
Bank Loans(iii)	275	275	—	250	250	—

Total	3,654	4,240	367	3,711	3,922	293

Notes

(i)
The €20 million borrowings were issued at 20-year Euro Constant Maturity Swap (capped at 6.5 per cent). These have been swapped into borrowings of £14 million with interest payable at three month £LIBOR plus 1.2 per cent.

(ii)
The US$250 million 6.75 per cent borrowings, the US$300 million 6.5 per cent borrowings and the US$550 million 7.75 per cent borrowings can be converted, in whole or in part, at the Company's option and subject to certain conditions, on any interest payment date, into one or more series of Prudential preference shares.

(iii)
The PruCap bank loan was increased from £250 million to £275 million on 20 December 2012. The loan has been made in two tranches: a £160 million loan maturing in June 2014, currently drawn at a cost of 12 month £LIBOR plus 0.6 per cent and a £115 million loan maturing on 20 December 2017 and currently drawn at a cost of 12 month £LIBOR plus 0.79 per cent.

(iv)
The Jackson borrowings are unsecured and subordinated to all present and future indebtedness, policy claims and other creditor claims of Jackson.

        There is no impact on profit at 31 December 2012 and 2011 as a result of these reductions in interest rates because the liabilities are recognised in the financial statements at carrying value, which is equal to their amortised cost.

Derivative Contracts

        As at 31 December 2012 the net market value exposure of derivatives was an asset of £1,033 million of which the largest exposures were held by the UK and US insurance operations. Excluding derivative contracts within assets held to cover linked liabilities and those attributable to unit holders of consolidated unit trusts and similar funds, as at 31 December 2012 the market value exposure of derivatives of the UK and US insurance operations was an asset of £1,336 million. The tables below show the sensitivity of the UK and US insurance operations derivatives, measured in terms of fair value, to equity and real estate market increases and decreases of 10 per cent and to interest rate increases and decreases of 100 basis points. Prudential believes these increases and decreases to be reasonably possible near-term market changes. These exposures will change as a result of ongoing portfolio and risk management activities.

	31 December 2012			31 December 2011
	10 per cent Equity & Real Estate Increase Increase/(decrease) in Fair Value	Fair Value	10 per cent Equity & Real Estate Decrease Increase/(decrease) in Fair Value	10 per cent Equity & Real Estate Increase Increase/(decrease) in Fair Value	Fair Value	10 per cent Equity & Real Estate Decrease Increase/(decrease) in Fair Value

	£m	£m	£m	£m	£m	£m
United Kingdom—insurance operations
With-profits fund (including PAL)	124	334	(103)	(13)	134	47
Shareholder-backed annuities	—	68	—	—	114	—
SAIF	19	33	(19)	8	(11)	(7)
United States—insurance operations	(456)	901	626	(657)	790	666

Total	(313)	1,336	504	(662)	1,027	706

	31 December 2012			31 December 2011

	100 bp Interest Rate Increase Increase/(decrease) in Fair Value	Fair Value	100 bp Interest Rate Decrease Increase/(decrease) in Fair Value	100 bp Interest Rate Increase Increase/(decrease) in Fair Value	Fair Value	100 bp Interest Rate Decrease Increase/(decrease) in Fair Value

	£m	£m	£m	£m	£m	£m
United Kingdom—insurance operations
With-profits fund (including PAL)	(170)	334	229	7	134	13
Shareholder-backed annuities	(90)	68	113	(102)	114	129
SAIF	9	33	(10)	18	(11)	(20)
United States—insurance operations	(625)	901	778	(592)	790	735

Total	(876)	1,336	1,110	(669)	1,027	857

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

        No reimbursements were made by the ADR Depositary to Prudential in 2012 and 2011.

Indirect payments

        As part of its service to Prudential, the ADR Depositary has agreed to waive the following fees for the standard costs associated with the maintenance of the ADR program:

Category	Limit

General services, AGM services, report mailing services	up to US$5,000 per contract year

        The amount of fees waived in each of the 2011 and 2012 contract years was US$5,000.

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

Item 13. Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14. Material Modifications to the Rights of Security Holders

        None.

Item 15. Controls and Procedures

        Management has evaluated, with the participation of Prudential plc's Group Chief Executive and Chief Financial Officer, the effectiveness of Prudential plc's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended ('Exchange Act')) as of 31 December 2012. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon Prudential plc's evaluation, Prudential plc's Group Chief Executive and Chief Financial Officer have concluded that as of 31 December 2012 Prudential plc's disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Prudential plc in the reports Prudential plc files and submits under the Exchange Act is recorded, processed, summarised and reported, within the time periods specified in the applicable rules and forms and that it is accumulated and communicated to Prudential plc's management, including Prudential plc's Group Chief Executive and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

        Management has conducted, with the participation of Prudential plc's Group Chief Executive and Chief Financial Officer, an evaluation of the effectiveness of internal control over financial reporting based on the criteria set forth in 'Internal Control—Integrated Framework' issued by the Committee of Sponsoring Organizations of the Treadway Commission ('COSO'). Based on the assessment under these criteria, management has concluded that, as of 31 December 2012, Prudential plc's internal control over financial reporting was effective.

        On 4 September 2012, Prudential plc acquired Reassure America Life Insurance Company ('REALIC') and its subsidiaries. As allowed under the U.S. Securities and Exchange Commission ('the SEC') guidance, in conducting Prudential plc's assessment of internal control over financial reporting, management has excluded the internal control over financial reporting relating to REALIC, which, as mentioned above, was acquired in the third quarter of 2012. REALIC represents 5 per cent of the consolidated total assets of Prudential plc as at 31 December 2012, and 2 per cent of the consolidated profit before tax attributable to shareholders of Prudential plc for the year ended 31 December 2012. Management expects to complete the process of integrating REALIC's internal control over financial reporting in the course of 2013 and will include such controls in its assessment of internal control over financial reporting as of and for the year ended 31 December 2013.

        In addition, there have been no changes in Prudential plc's internal control over financial reporting during 2012 that have materially affected, or are reasonably likely to affect materially, Prudential plc's internal control over financial reporting.

        KPMG Audit Plc, which has audited the consolidated financial statements of Prudential plc for the year ended 31 December 2012, has also audited the effectiveness of Prudential plc's internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). KPMG Audit Plc's report on internal control over financial reporting is shown below.

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

Item 16C. Principal Accountant Fees and Services

        The Audit Committee (the 'Committee') has a key oversight role in relation to the external auditor, KPMG Audit Plc, whose primary relationship is with the Committee. The Group has established an Auditor Independence Policy which ensures that the independence and objectivity of the external auditor is not impaired. The four key principles of the policy underpin the provision of non-audit services by the external auditor, namely that the auditor should not audit its own firm's work, make management decisions for the Group, have a mutuality of financial interest with the Group or be put in the role of advocate for the Group.

        All services provided by the auditor under this policy are provided in accordance with a pre-approved budget and are reviewed by the Committee and approved where necessary. The Committee regularly reviews and updates the policy to ensure alignment with the latest standards and best practice in establishing, maintaining and monitoring auditor independence and objectivity.

Fees payable to the auditor

        For the year ended 31 December 2012 the Committee approved fees payable of £14.3 million to its auditor, KPMG Audit Plc. Within this total, the Committee approved fees payable of £2.6 million to KPMG for services not related to audit work which accounted for 18 per cent of total fees payable to the external auditor in the year. In accordance with the Group's Auditor Independence Policy, all services were approved prior to work commencing and each of the non-audit services was confirmed to be permissible for the external auditor to undertake as defined by the Sarbanes-Oxley Act. The Committee reviewed the non-audit services provided to the Group by KPMG at regular intervals during 2012. These included tax services, due diligence services, attestation reports on internal controls not required by legislation, agreed-upon procedures, other reports, certifications and examinations required by regulators, risk and compliance work, advising on accounting standards and regulatory rules and provision of comfort letters.

        Total fees payable to KPMG for the fiscal years ended 31 December are set out below:

	2012	2011

	£m	£m
Fees payable to the Company's auditor for the audit of the Company's annual accounts	2.0	2.1
Fees payable to the Company's auditor and its associates for other services:
Audit of subsidiaries pursuant to legislation	6.5	6.1
Audit related assurance services	3.2	2.6
Tax compliance services	0.5	0.6
Other assurance services	0.5	0.5
Services relating to corporate finance transactions	0.4	0.5
All other services	1.2	0.3

Total	14.3	12.7

        In addition, there were fees of £0.1 million (2011: £0.1 million) for the audit of pension schemes.

2012

        Fees of £2.0 million for the audit of Prudential's annual accounts comprised statutory audit fees of £0.8 million, US reporting audit fees of £0.5 million and EEV reporting audit fees of £0.7 million. Fees of £6.5 million for audit of subsidiaries and associates pursuant to legislation mainly related to the audit of local and statutory accounts and to statutory audit work in connection with the submission of results to be consolidated in Prudential's annual accounts.

        Fees of £3.2 million for audit related assurance services supplied pursuant to legislation comprised of Sarbanes-Oxley reporting of £0.7 million and interim and regulatory reporting of £2.5 million.

        Fees of £0.5 million for services relating to taxation related to tax compliance throughout the Group.

        Fees of £0.5 million for all other assurance services comprised services in respect of accounting and regulatory requirements of £0.1 million services, in respect of attestation letters of £0.3 million, and services in respect of compliance of legislation of £0.1 million.

        Fees of £1.2 million for all other services comprised model validation services of £1.1 million and other services of £0.1 million.

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

Auditor performance and independence

        The Committee assessed the performance, as well as the independence and objectivity of the external auditor, and the effectiveness of the audit process. The review of the effectiveness of the external audit process was conducted through a questionnaire-based exercise administered by Group Finance.

        The Committee also reviewed the external audit strategy and received reports from the auditor on its own policies and procedures regarding independence and quality control, including an annual confirmation of its independence in line with industry standards.

Re-appointment of auditor

        The Group operates a policy under which at least once every five years a formal review is undertaken by the Committee to assess whether the external audit should be re-tendered. The external audit was last put out to competitive tender in 1999 when the present auditor was appointed. Since 2005 the Committee has annually considered the need to re-tender the external audit service and it again considered this in February 2012, concluding that there was nothing in the performance of the auditor which required a change.

        In line with the Auditing Practices Board Ethical Statements and the Sarbanes-Oxley Act, the lead audit partner who was appointed by KPMG Audit Plc in 2007, was replaced by a new lead audit partner in respect of the 2012 financial year.

        Following its review of the external auditor's effectiveness and independence, the Committee has recommended to the Board that KPMG Audit Plc be re-appointed as auditor of the Company and a resolution for the re-appointment of KPMG Audit Plc as auditor of the Company will be put to a shareholder vote at the Annual General Meeting on 16 May 2013.

Item 16D. Exemptions from the Listing Standards for Audit Committees

        Not applicable

 Item 16E. Purchases of Equity Securities by Prudential plc and Affiliated Purchasers

        The following table sets forth information with respect to purchases made by or on behalf of Prudential or any 'affiliated purchasers' (as that term is defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended) of Prudential's ordinary shares or American depositary shares for the year ended 31 December 2012.

Period	Total Number of Shares Purchased(1)	Average Price Paid Per Share	Total Number of Shares Purchased at Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under Plans or Programs

		(£)
1 January–31 January	15,573	6.40	N/A	N/A
1 February–28 February	12,678	7.33
1 March–31 March	4,022,002	7.97
1 April–30 April	368,901	7.35
1 May–31 May	939,541	6.82
1 June–30 June	482,377	6.65
1 July–31 July	15,047	7.26
1 August–31 August	28,488	8.01
1 September–30 September	712,649	8.18
1 October–31 October	12,549	8.39
1 November–30 November	492,993	9.13
1 December–31 December	2,277,012	9.09

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

In addition, 178,314 shares were allotted to the employee benefit trusts in lieu of receiving cash dividends as part of Prudential's dividend re-investment program in May and September 2012.

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

        As a company listed on the London Stock Exchange, Prudential is required to comply with the Listing Rules, Disclosure and Transparency Rules and Prospectus Rules issued by the Financial Services Authority, and to report and explain non-compliance with the UK Corporate Governance Code which is issued by the Financial Reporting Council. As a company listed on the Hong Kong Stock Exchange, Prudential is also required to comply with certain continuing obligations set forth in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the 'HK Listing Rules') and is expected to comply with or explain any deviation from the provisions of the Code on Corporate Governance Practices contained in Appendix 14 to the HK Listing Rules (the 'HK Code'). Any deviation from compliance with either corporate governance code is set out fully in the Governance Report in the Annual Report 2012.

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

The Board considers that Keki Dadiseth, Howard Davies, Michael Garrett, Ann Godbehere, Alistair Johnston, Kai Nargolwala, Philip Remnant and Lord Turnbull are 'independent' under the UK Code. The Board is therefore compliant with the composition requirement under the UK Code.
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

•    Has been an employee of Prudential plc or the Group within the last five years;

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

Keki Dadiseth and Barry Stowe also serve as non-executive directors of ICICI Prudential Life Insurance Company Limited, an Indian company which is owned 26 per cent by Prudential, and in addition Mr Dadiseth serves at Prudential's request as a non-executive director of ICICI Prudential Trust Limited, an Indian company which is owned 49 per cent by Prudential. The Board does not consider that these appointments in any way affect Mr Dadiseth's status as an independent director of Prudential. Alistair Johnston was a partner in Prudential's auditor, KPMG, from 1986 to 2010. However, he did not audit the Group and he no longer has any financial or other interest in KPMG. The Board does not consider that this former relationship with KPMG affected Mr Johnston's status as an independent director of Prudential.

	NYSE Corporate Governance Rules	Description of differences between Prudential's governance practice and the NYSE Corporate Governance Rules

The non-executive Directors considered by the Board to be independent are identified in the Company's Annual Reports in accordance with the UK Code and on Prudential's website.

Throughout the year 2012 all non-executive directors were considered by the Board to be independent in character and judgment and met the provisions for independence set out in the UK and HK Codes. Prudential has received confirmation of independence from each of the independent non-executive directors as required by the HK Listing Rules.
Executive Sessions
3
To empower non-management directors to serve as a more effective check on management, the non-management directors of each listed company must meet at regularly scheduled executive sessions without management.
Prudential complies with the equivalent provisions set out in the UK Code, which requires that the Chairman of Prudential should hold meetings with the non-executive directors without executives present. The Chairman of Prudential usually meets formally, at least annually, with the non-executive directors without the executive directors being present. During 2012, the Chairman met with the non-executive directors without the presence of the executive directors on four occasions.
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

Prudential complies with the equivalent provisions set out in the UK Code, which require that Prudential must have a Remuneration Committee that is comprised of at least three independent non-executive directors.

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

Prudential's Audit Committee has written terms of reference prepared in accordance with the requirements of the UK Code and related guidance. The terms of reference are available on Prudential's website and explain the Audit Committee's role and the authority delegated to it by the Board.

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

•    To review the Company's internal financial controls and risk management systems as they relate to financial reporting;

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

•    To develop and implement policy on the engagement of the external auditor to supply non-audit services, taking into account relevant guidance regarding the provision of non-audit services by the external audit firm, and to report to the Board, identifying any matters in respect of which it considers that action or improvement is needed and making recommendations as to the steps to be taken; and

•    To report to the Board on how it has discharged its responsibilities.

NYSE Corporate Governance Rules	Description of differences between Prudential's governance practice and the NYSE Corporate Governance Rules
(B) prepare the disclosure required by Item 407(d)(3)(i) of Regulation S-K;	The UK Code requires that there is a separate section in a Company's Annual Report which describes the work of the Committee in discharging its duties.
ii) an annual performance evaluation of the audit committee; and	A description of the Committee's evaluation is included in the Annual Report.
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
Prudential's Audit Committee reviews the Company's internal financial controls and, unless expressly addressed by the Board itself, reviews the Company's internal control and risk management systems in relation to financial reporting. The Group Risk Committee has responsibility for the oversight of risk management.

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

	NYSE Corporate Governance Rules	Description of differences between Prudential's governance practice and the NYSE Corporate Governance Rules
Shareholder Approval of Equity Compensation Plans
8	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans.	Prudential complies with corresponding domestic requirements in the Listing Rules issued by the Financial Services Authority which mandate that the Company must seek shareholder approval for employee share plans.
Corporate Governance Guidelines
9	Listed companies must adopt and disclose corporate governance guidelines.	Prudential complies with the corresponding provisions set out in the Listing Rules issued by the Financial Services Authority and the UK Code, which require that Prudential include an explanation in its Annual Report of how it complies with the principles of the UK Code and require confirmation that it complies with the UK Code's provisions or, where it does not, to provide an explanation of why it does not comply.
Code of Business Conduct and Ethics
10	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	Prudential's Code of Business Conduct is available on Prudential's website. Although not required by the Sarbanes-Oxley Act, Prudential has extended the applicability of its Code of Business Conduct to all employees.
Description of Significant Differences
11	Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards.	Prudential conforms by publishing this document to fulfill the requirement.
12	A foreign private issuer that is required to file an annual report on Form 20-F with the SEC must include the statement of significant differences in that annual report. All other foreign private issuers may either (i) include the statement of significant differences in an annual report filed with the SEC or (ii) make the statement of significant differences available on or through the listed company's website. If the statement of significant differences is made available on or through the listed company's website, the listed company must disclose that fact in its annual report filed with the SEC and provide the website address.	Prudential conforms by publishing this document in its annual report on Form 20-F and on its website to fulfill the requirement. The address of the website is also published in Prudential's Form 20-F.
13	Listed companies must have and maintain a publicly accessible website.	Prudential conforms by maintaining a publicly accessible website, on which a printable version of the terms of reference of its Remuneration Committee, Nomination Committee, Risk Committee and Audit Committee, its corporate governance practice, its Code of Business Conduct and document disclosing any significant ways in which its corporate governance practices differ from those followed by companies under NYSE listing standards are posted in the English language.

Item 18. Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Prudential plc

        We have audited the accompanying consolidated statements of financial position as at 31 December 2012, 2011, and 2010, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended 31 December 2012, including the disclosures marked 'audited' within the Risk Management section on pages 50 to 64 of Item 4 of the 2012 Form 20-F of Prudential plc (the Company) and its subsidiaries (collectively, the Group), and the related condensed financial statement Schedule II of the Company. We also have audited the Group's internal control over financial reporting as of 31 December 2012 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group's management is responsible for these consolidated financial statements and condensed financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying 'Controls and Procedures'. Our responsibility is to express an opinion on the accompanying consolidated financial statements and condensed financial statement schedule and an opinion on the Group's internal control over financial reporting based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of 31 December 2012, 2011, and 2010, and the results of its operations and its cash flows for each of the years in the three-year period ended 31 December 2012, in conformity with International Financial Reporting Standards (IFRS) as issued by the International

Accounting Standards Board (IASB). Also, in our opinion, the related condensed financial statement schedule of the Company, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein in conformity with UK generally accepted accounting practice (UK GAAP). Accounting principles under UK GAAP vary in certain significant respects from IFRS as issued by the IASB. Information relating to the nature and effect of such differences is presented in note 3 to the condensed financial statement schedule of the Company.

        As discussed in note A5 to the consolidated financial statements, the Group changed its accounting policy for deferring acquisition costs for certain operations of the Group in 2012.

        Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        The scope of management's assessment of internal control over financial reporting as of 31 December 2012 includes all of the subsidiaries of Prudential plc, except for Reassure America Life Insurance Company (REALIC) which was acquired on 4 September 2012. The consolidated profit before tax attributable to shareholders of Prudential plc and subsidiaries for the year ended 31 December 2012 was £2,810 million of which REALIC represented £61 million. The consolidated total assets of Prudential plc and its subsidiaries as of 31 December 2012 were £310,253 million of which REALIC represented £15,141 million. Our audit of internal control over financial reporting of Prudential plc also excluded an evaluation of the internal control over financial reporting of REALIC.

16 April 2013	/s/ KPMG AUDIT PLC KPMG Audit Plc London, England

Prudential plc and subsidiaries

Consolidated Income Statements

Years ended 31 December

	Note	2012	2011*	2010*

		£m	£m	£m
Gross premiums earned		29,910	25,706	24,568
Outward reinsurance premiums		(506)	(429)	(357)

Earned premiums, net of reinsurance	F2	29,404	25,277	24,211
Investment return	F2	24,051	9,360	21,769
Other income	F2	2,021	1,869	1,666

Total revenue, net of reinsurance	F1,F2	55,476	36,506	47,646

Benefits and claims		(44,831)	(31,060)	(40,608)
Outward reinsurers' share of benefit and claims	F1	259	746	335
Movement in unallocated surplus of with-profits funds	H12	(1,381)	1,025	(245)

Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance		(45,953)	(29,289)	(40,518)
Acquisition costs and other expenditure	F3	(6,055)	(5,120)	(4,989)
Finance costs: interest on core structural borrowings of shareholder-financed operations	F4	(280)	(286)	(257)

Total charges, net of reinsurance	F1	(52,288)	(34,695)	(45,764)

Profit before tax (being tax attributable to shareholders' and policyholders' returns)**		3,188	1,811	1,882
(Less) add tax (charge) credit attributable to policyholders' returns		(378)	17	(611)

Profit before tax attributable to shareholders	B1	2,810	1,828	1,271

Total tax (charge) attributable to policyholders and shareholders	F5	(991)	(392)	(571)
Adjustment to remove tax credit (charge) attributable to policyholders' returns		378	(17)	611

Tax charge attributable to shareholders' returns†	F5	(613)	(409)	40

Profit for the year		2,197	1,419	1,311

Attributable to:
Equity holders of the Company		2,197	1,415	1,306
Non-controlling interests		—	4	5

Profit for the year		2,197	1,419	1,311

Earnings per share (in pence)
Basic:
Based on profit from continuing operations attributable to the equity holders of the Company	B2	86.5 p	55.8 p	51.8 p
Diluted:
Based on profit from continuing operations attributable to the equity holders of the Company	B2	86.4 p	55.7 p	51.7 p

*
The Group has adopted updated US GAAP requirements for deferred acquisition costs as an improvement to its accounting policy under IFRS 4 for those operations of the Group which measure insurance assets and liabilities substantially by reference to US GAAP principles. Accordingly, the 2011 and 2010 comparative results and related notes have been adjusted from those previously published for the retrospective application of the change as if the new accounting policy had always applied, as described in note A5.

**
This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders. This is principally because the corporate taxes of the Group include those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the profit before all taxes measure (which is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of the PAC with-profits fund after adjusting for taxes borne by policyholders) is not representative of pre-tax profits attributable to shareholders.

†
The 2010 tax charge attributable to shareholders' return included an exceptional tax credit of £158 million which primarily related to the impact of a settlement agreed with the UK tax authorities. In addition the 2010 profit before tax is stated after £377 million of pre-tax costs of the terminated AIA transaction.

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries
Consolidated Statements of Comprehensive Income
Years ended 31 December

	Note		2012	2011*	2010*

			£m	£m	£m
Profit for the year			2,197	1,419	1,311
Other comprehensive income:
Exchange movements on foreign operations and net investment hedges:
Exchange movements arising during the year	B4		(214)	(37)	203
Related tax			(2)	(68)	34

			(216)	(105)	237

Unrealised valuation movements on securities of US insurance operations classified as available-for-sale:	D3	(a)
Unrealised holding gains arising during the year			930	912	1,170
Deduct net (gains)/add back net losses included in the income statement on disposal and impairment			(68)	(101)	51

Total			862	811	1,221
Related change in amortisation of deferred acquisition costs	H1	(b)	(270)	(275)	(410)
Related tax			(205)	(187)	(278)

			387	349	533

Other comprehensive income for the year, net of related tax			171	244	770

Total comprehensive income for the year			2,368	1,663	2,081

Attributable to:
Equity holders of the Company			2,368	1,659	2,076
Non-controlling interests			—	4	5

Total comprehensive income for the year			2,368	1,663	2,081

*
The Group has adopted updated US GAAP requirements for deferred acquisition costs as an improvement to its accounting policy under IFRS 4 for those operations of the Group which measure insurance assets and liabilities substantially by reference to US GAAP principles. Accordingly, the 2011 and 2010 comparative results and related notes have been adjusted from those previously published for the retrospective application of the change as if the new accounting policy had always applied, as described in note A5.

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Consolidated Statements of Changes in Equity

Year ended 31 December

		Year ended 31 December 2012
	Note	Share capital	Share premium	Retained earnings	Translation reserve	Available- for-sale securities reserve	Shareholders' equity	Non- controlling interests	Total equity

		£m	£m	£m	£m	£m	£m	£m	£m
Reserves
Profit for the year		—	—	2,197	—	—	2,197	—	2,197
Other comprehensive income
Exchange movements on foreign operations and net investment hedges, net of related tax		—	—	—	(216)	—	(216)	—	(216)
Unrealised valuation movements, net of related change in amortisation of deferred acquisition costs and related tax		—	—	—	—	387	387	—	387

Total other comprehensive income		—	—	—	(216)	387	171	—	171

Total comprehensive income for the year		—	—	2,197	(216)	387	2,368	—	2,368
Dividends	B3	—	—	(655)	—	—	(655)	—	(655)
Reserve movements in respect of share-based payments		—	—	42	—	—	42		42
Change in non-controlling interests arising principally from purchase and sale of property partnerships of the PAC with-profits fund and other consolidated investment funds		—	—	—	—	—	—	(38)	(38)
Share capital and share premium
New share capital subscribed	H11	1	16	—	—	—	17	—	17
Treasury shares
Movement in own shares in respect of share-based payment plans		—	—	(13)	—	—	(13)	—	(13)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		—	—	36	—	—	36	—	36

Net increase (decrease) in equity		1	16	1,607	(216)	387	1,795	(38)	1,757
At beginning of year:

As previously reported		127	1,873	5,839	354	924	9,117	43	9,160
Effect of change in accounting policy for deferred acquisition costs	A5	—	—	(595)	(72)	114	(553)	—	(553)

After effect of change		127	1,873	5,244	282	1,038	8,564	43	8,607

At end of year	H11	128	1,889	6,851	66	1,425	10,359	5	10,364

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Consolidated Statements of Changes in Equity (Continued)

Year ended 31 December

		Year ended 31 December 2011*
	Note	Share capital	Share premium	Retained earnings	Translation reserve	Available- for-sale securities reserve	Shareholders' equity	Non- controlling interests	Total equity

		£m	£m	£m	£m	£m	£m	£m	£m
Reserves
Profit for the year		—	—	1,415	—	—	1,415	4	1,419
Other comprehensive income
Exchange movements on foreign operations and net investment hedges, net of related tax		—	—	—	(105)	—	(105)	—	(105)
Unrealised valuation movements, net of related change in amortisation of deferred acquisition costs and related tax		—	—	—	—	349	349	—	349

Total other comprehensive income		—	—	—	(105)	349	244	—	244

Total comprehensive income for the year		—	—	1,415	(105)	349	1,659	4	1,663
Dividends	B3	—	—	(642)	—	—	(642)	—	(642)
Reserve movements in respect of share-based payments		—	—	44	—	—	44	—	44
Change in non-controlling interests arising principally from purchase and sale of property partnerships of the PAC with-profits fund and other consolidated investment funds		—	—	—	—	—	—	(5)	(5)
Share capital and share premium
New share capital subscribed	H11	—	17	—	—	—	17	—	17
Treasury shares
Movement in own shares in respect of share-based payment plans		—	—	(30)	—	—	(30)	—	(30)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		—	—	(5)	—	—	(5)	—	(5)

Net increase (decrease) in equity		—	17	782	(105)	349	1,043	(1)	1,042
At beginning of year:

As previously reported		127	1,856	4,982	454	612	8,031	44	8,075
Effect of change in accounting policy for deferred acquisition costs		—	—	(520)	(67)	77	(510)	—	(510)

After effect of change		127	1,856	4,462	387	689	7,521	44	7,565

At end of year	H11	127	1,873	5,244	282	1,038	8,564	43	8,607

*
The Group has adopted updated US GAAP requirements for deferred acquisition costs as an improvement to its accounting policy under IFRS 4 for those operations of the Group which measure insurance assets and liabilities substantially by reference to US GAAP principles. Accordingly, the 2011 comparative results and related notes have been adjusted from those previously published for the retrospective application of the change as if the new accounting policy had always applied, as described in note A5.

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Consolidated Statements of Changes in Equity (Continued)

Year ended 31 December

		Year ended 31 December 2010*
	Note	Share capital	Share premium	Retained earnings	Translation reserve	Available- for-sale securities reserve	Shareholders' equity	Non- controlling interests	Total equity

		£m	£m	£m	£m	£m	£m	£m	£m
Reserves
Profit for the year		—	—	1,306	—	—	1,306	5	1,311
Other comprehensive income
Exchange movements on foreign operations and net investment hedges, net of related tax		—	—	—	237	—	237	—	237
Unrealised valuation movements, net of related change in amortisation of deferred income and acquisition costs and related tax		—	—	—	—	533	533	—	533

Total other comprehensive income		—	—	—	237	533	770	—	770

Total comprehensive income for the year		—	—	1,306	237	533	2,076	5	2,081
Dividends	B3	—	—	(511)	—	—	(511)	—	(511)
Reserve movements in respect of share-based payments		—	—	37	—	—	37	—	37
Change in non-controlling interests arising principally from purchase and sale of property partnerships of the PAC with-profits fund and other consolidated investment funds		—	—	—	—	—	—	7	7
Share capital and share premium
New share capital subscribed (including shares issued in lieu of cash dividends)	H11	—	75	—	—	—	75	—	75
Reserve movements in respect of shares issued in lieu of cash dividends	H11	—	(62)	62	—	—	—	—	—
Treasury shares
Movement in own shares in respect of share-based payment plans		—	—	(4)	—	—	(4)	—	(4)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		—	—	3	—	—	3	—	3

Net increase in equity		—	13	893	237	533	1,676	12	1,688
At beginning of period

As previously reported		127	1,843	3,964	203	134	6,271	32	6,303
Effect of improvement in accounting policy for deferred acquisition costs		—	—	(395)	(53)	22	(426)	—	(426)

After effect of improvement		127	1,843	3,569	150	156	5,845	32	5,877

At end of year	H11	127	1,856	4,462	387	689	7,521	44	7,565

*
The Group has adopted updated US GAAP requirements for deferred acquisition costs as an improvement to its accounting policy under IFRS 4 for those operations of the Group which measure insurance assets and liabilities substantially by reference to US GAAP principles. Accordingly, the 2010 comparative results and related notes have been adjusted from those previously published for the retrospective application of the change as if the new accounting policy had always applied, as described in note A5.

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Consolidated Statements of Financial Position

31 December

	Note		2012	2011*	2010*†

			£m	£m	£m
Assets
Intangible assets attributable to shareholders:
Goodwill	H1	(a)	1,469	1,465	1,466
Deferred acquisition costs and other intangible assets	H1	(b)	4,267	4,234	3,901

Total			5,736	5,699	5,367

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	H2	(a)	178	178	166
Deferred acquisition costs and other intangible assets	H2	(b)	78	89	110

Total			256	267	276

Total intangible assets			5,992	5,966	5,643

Other non-investment and non-cash assets:
Property, plant and equipment	H6		765	748	554
Reinsurers' share of insurance contract liabilities§	H3		6,859	1,647	1,344
Deferred tax assets	H4		2,314	2,276	2,188
Current tax recoverable	H4		254	546	555
Accrued investment income	G1,H5		2,798	2,710	2,668
Other debtors	G1,H5		1,361	987	903

Total			14,351	8,914	8,212

Investments of long-term business and other operations:
Investment properties	H7		10,880	10,757	11,247
Associate investments accounted for using the equity method	H8		113	70	71
Financial investments‡:	G1
Loans			11,821	9,714	9,261
Equity securities and portfolio holdings in unit trusts			99,958	87,349	86,635
Debt securities			140,103	124,498	116,352
Other investments			7,900	7,509	5,779
Deposits			12,653	10,708	9,952

Total			283,428	250,605	239,297

Properties held for sale	H9		98	3	257
Cash and cash equivalents	G1,H10		6,384	7,257	6,631

Total assets	B5		310,253	272,745	260,040

*
The Group has adopted updated US GAAP requirements for deferred acquisition costs as an improvement to its accounting policy under IFRS 4 for those operations of the Group which measure insurance assets and liabilities substantially by reference to US GAAP principles. Accordingly, the 2011 and 2010 comparative results and related notes have been adjusted from those previously published for the retrospective application of the change as if the new accounting policy had always applied, as described in note A5.

†
As a result of the adoption of the altered US GAAP requirements as noted above, the 2010 balance sheet has been presented in accordance with IAS 1. The 2010 comparatives for the relevant balance sheet notes which have been affected by this change have been retrospectively adjusted accordingly.

‡
Included within financial investments are £3,015 million (2011: £7,843 million) of lent securities and £2,012 million of loans and debt securities covering liabilities for funds withheld under reinsurance arrangements of the Group's US operations from the purchase of REALIC, as discussed in note I1.

§
The increase in reinsurers' share of insurance contract liabilities and other liabilities from 2011 to 2012 is attributed to amounts due to the reinsurance arrangements attaching to the purchase by Jackson of REALIC in September 2012, as discussed in note I1.

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Consolidated Statements of Financial Position (Continued)

31 December

	Note	2012	2011*	2010*†

		£m	£m	£m
Equity and liabilities
Equity
Shareholders' equity	H11	10,359	8,564	7,521
Non-controlling interests		5	43	44

Total equity		10,364	8,607	7,565

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities	H12	208,584	180,363	171,291
Investment contract liabilities with discretionary participation features	G1	33,812	29,745	25,732
Investment contract liabilities without discretionary participation features	G1	18,378	16,967	17,704
Unallocated surplus of with-profits funds	H12	10,589	9,215	10,253

Total		271,363	236,290	224,980

Core structural borrowings of shareholder-financed operations:
Subordinated debt	H13	2,577	2,652	2,718
Other	H13	977	959	958

Total	G1,H13	3,554	3,611	3,676

Other borrowings:
Operational borrowings attributable to shareholder-financed operations	G1,H13	2,245	3,340	3,004
Borrowings attributable to with-profits operations	G1,H13	1,033	972	1,522
Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements	G1	2,436	3,114	4,199
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	G1	4,345	3,840	3,372
Deferred tax liabilities	H4	3,970	3,929	3,968
Current tax liabilities	H4	445	930	831
Accruals and deferred income		833	736	707
Other creditors	G1	2,781	2,544	2,321
Provisions	H14	601	529	729
Derivative liabilities	G1,G3	2,829	3,054	2,037
Other liabilities‡	G1,H15	3,454	1,249	1,129

Total		21,694	19,925	19,293

Total liabilities	B5	299,889	264,138	252,475

Total equity and liabilities		310,253	272,745	260,040

*
The Group has adopted updated US GAAP requirements for deferred acquisition costs as an improvement to its accounting policy under IFRS 4 for those operations of the Group which measure insurance assets and liabilities substantially by reference to US GAAP principles. Accordingly, the 2011 and 2010 comparative results and related notes have been adjusted from those previously published for the retrospective application of the change as if the new accounting policy had always applied, as described in note A5.

†
As a result of the adoption of the altered US GAAP requirements as noted above, the 2010 balance sheet has been presented in accordance with IAS 1. The 2010 comparatives for the relevant balance sheet notes which have been affected by this change have been retrospectively adjusted accordingly.

‡
The increase in reinsurers' share of insurance contract liabilities and other liabilities from 2011 to 2012 is attributed to amounts due to the reinsurance arrangements attaching to the purchase by Jackson of REALIC in September 2012, as discussed in note I1.

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Consolidated Statements of Cash Flows

Years ended 31 December

	Note	2012	2011*	2010*

		£m	£m	£m
Cash flows from operating activities
Profit before tax (being tax attributable to shareholders' and policyholders' returns)note(i)		3,188	1,811	1,882

Total profit before tax		3,188	1,811	1,882
Non-cash movements in operating assets and liabilities reflected in profit before tax:
Investments		(27,126)	(8,854)	(24,594)
Other non-investment and non-cash assets		(801)	(999)	(1,146)
Policyholder liabilities (including unallocated surplus)		26,710	10,874	24,287
Other liabilities (including operational borrowings)		(969)	(859)	1,301
Interest income and expense and dividend income included in result before tax		(7,772)	(7,449)	(7,514)
Other non-cash itemsnote(ii)		128	108	345
Operating cash items:
Interest receipts		6,483	6,365	6,277
Dividend receipts		1,530	1,302	1,412
Tax paid		(925)	(561)	(302)

Net cash flows from operating activities		446	1,738	1,948

Cash flows from investing activities
Purchases of property, plant and equipment	H6	(139)	(124)	(93)
Proceeds from disposal of property, plant and equipment		14	10	4
Acquisition of subsidiaries, net of cash balancenote(iii)	I1	(224)	(53)	(145)
Change to Group's holdings, net of cash balance	I2	23	—

Net cash flows from investing activities		(326)	(167)	(234)

Cash flows from financing activities
Structural borrowings of the Group:	I10
Shareholder-financed operations:note(iv)
Issue of subordinated debt, net of costs		—	340	—
Redemption of senior debt		—	(333)	—
Bank loan		25	—	250
Interest paid		(270)	(286)	(251)
With-profits operations:note(v)
Interest paid		(9)	(9)	(9)
Equity capital:note(vi)
Issues of ordinary share capital	H11	17	17	13
Dividends paid	B3	(655)	(642)	(449)

Net cash flows from financing activities		(892)	(913)	(446)

Net (decrease) increase in cash and cash equivalents		(772)	658	1,268
Cash and cash equivalents at beginning of year		7,257	6,631	5,307
Effect of exchange rate changes on cash and cash equivalents		(101)	(32)	56

Cash and cash equivalents at end of year	H10	6,384	7,257	6,631

*
The Group has adopted updated US GAAP requirements for deferred acquisition costs as an improvement to its accounting policy under IFRS4, for those operations of the Group which measure insurance assets and liabilities substantially by reference to US GAAP principles. Accordingly, the 2011 and 2010 comparative results and related notes have been adjusted from those previously published for the retrospective application of the change as if the new accounting policy had always applied, as described in note A5.

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Consolidated Statements of Cash Flows (Continued)

Years ended 31 December

Notes

(i)
This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.

(ii)
Other non-cash items consist of the adjustment of non-cash items to profit before tax together with other net items, net purchases of treasury shares and other net movements in equity.

(iii)
The acquisition of REALIC in 2012, as explained further in note I1, resulted in a net cash outflow of £224 million. The acquisition of subsidiaries in 2011 related to the PAC with-profits fund's purchase of Earth and Wind, and Alticom venture investments with an outflow of £53 million. In 2010 the acquisition of United Overseas Bank Life Assurance Limited (UOB) resulted in an outflow of cash of £133 million with the remaining outflow of £12 million relating to the PAC with-profits fund purchase of Meterserve.

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

(v)
Interest paid on structural borrowings of with-profits operations relate solely to the £100 million 8.5 per cent undated subordinated guaranteed bonds, which contribute to the solvency base of the Scottish Amicable Insurance Fund (SAIF), a ring-fenced sub-fund of the PAC with-profits fund. Cash flows in respect of other borrowings of with-profits funds, which principally relate to consolidated investment funds, are included within cash flows from operating activities.

(vi)
Cash movements in respect of equity capital in 2010 exclude scrip dividends. The scrip dividend alternative has been replaced by the Dividend Re-investment Plan (DRIP) from the 2010 final dividend.

NOTES ON THE GROUP FINANCIAL STATEMENTS

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

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

        The Group operates in the UK through its subsidiaries, primarily The Prudential Assurance Company Limited (PAC), Prudential Annuities Limited (PAL), Prudential Retirement Income Limited (PRIL) and M&G Investment Management Limited. Long-term business products written in the UK are principally with-profits deposit administration, other conventional and unitised with-profits policies and non-participating pension annuities in the course of payment. Long-term business written in the UK also includes unit-linked products.

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

        The Group has applied all IFRS standards and interpretations adopted by the EU that are effective for financial years commencing on or before 1 January 2012. The Group has applied the same accounting policies in preparing the 2012 results as for 2011 except for the adoption of altered US GAAP reporting requirements for Group IFRS reporting, which is described in note A5.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

A:    Background and accounting policies (Continued)

        The consolidated financial statements do not represent Prudential's statutory accounts for the purposes of the UK Companies Act. These financial statements are based on the prescribed formats. The Groups external auditors have reported on the 2012, 2011 and 2010 statutory accounts. Statutory accounts for 2011 and 2010 have been delivered to the UK Registrar of Companies and those for 2012 will be delivered following the Company's Annual General Meeting. The auditors reports were (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under Section 498(2) or (3) of the UK Companies Act 2006.

A3:    Accounting policies

1.    Critical accounting policies

        Prudential's discussion and analysis of its financial condition and results of operations are based upon Prudential's consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB and as endorsed by the EU. EU-endorsed IFRS may differ from IFRS as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. As at 31 December 2012, there were no unendorsed standards effective for the three years ended 31 December 2012 affecting the consolidated financial information of Prudential and there were no differences between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to Prudential. Accordingly, Prudential's financial information for the three years ended 31 December 2012 is prepared in accordance with IFRS as issued by the IASB. Prudential adopts mandatory requirements of new or altered EU-adopted IFRS standards when required, and may consider earlier adoption where permitted and appropriate in the circumstances.

        The preparation of these financial statements requires Prudential to make estimates and judgements that affect the reported amounts of assets, liabilities, and revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, Prudential evaluates its estimates, including those related to long-term business provisioning and the fair value of assets.

        Critical accounting policies are defined as those that are reflective of significant judgements and uncertainties, and potentially give rise to different results under different assumptions and conditions. Prudential believes that its critical accounting policies are limited to those described below.

        The critical accounting policies in respect of the items discussed below are critical for those that relate to the Group's shareholder-financed business. In particular this applies for Jackson which is the largest shareholder-backed business in the Group. The policies are not critical in respect of the Group's with-profits business. This distinction reflects the basis of recognition of profit and accounting treatment of unallocated surplus of with-profits funds as a liability, as described elsewhere in these financial statements.

Insurance contract accounting

        With the exception of certain contracts described in note D1, the contracts issued by the Group's life assurance business are classified as insurance contracts and investment contracts with discretionary participating features. As permitted by IFRS 4, assets and liabilities of these contracts are accounted for under previously applied GAAP. Accordingly, except as described below, the modified statutory basis

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

A:    Background and accounting policies (Continued)

(MSB) of reporting as set out in the revised Statement of Recommended Practice (SORP) issued by the Association of British Insurers (ABI) in 2003 has been applied.

  •
  With-profits funds

        With-profits funds are those in which the policyholder have a contractual right to receive at the discretion of the insurer, additional benefits based on factors such as the performance of a pool of assets held within the fund as a supplement to any guaranteed benefits.

  •
  UK regulated with-profits funds

        For Group IFRS reporting, UK regulated with-profits funds are accounted for by the voluntary application of the UK accounting standard FRS 27, 'Life Assurance'. Under this standard, for such funds, policyholder liabilities are measured on a 'realistic basis' as discussed in section 2(a) of this note.

  •
  Unallocated surplus of with-profits funds:

        Unallocated surplus represents the excess of assets over policyholder liabilities for the Group's with-profits funds that have yet to be appropriated between policyholders and shareholders. The Group has elected to account for unallocated surplus wholly as a liability with no allocation to equity. This treatment reflects the fact that shareholders' participation in the cost of bonuses arises only on distribution. The unallocated surplus is shown separately in the statement of financial position.

Overseas operations:

        For Jackson, applying the MSB as applicable to overseas operations, which permits the application of local GAAP in some circumstances, the assets and liabilities of insurance contracts are accounted for under insurance accounting prescribed by US GAAP. For the assets and liabilities of insurance contracts of Asia operations, the local GAAP is applied with adjustments, where necessary, to comply with UK GAAP. For the operations in India, Japan, Taiwan and, until 2012, Vietnam, (as discussed in note A5) the local GAAP is not appropriate in the context of the previously applied MSB. For these countries the insurance assets and liabilities are measured principally by reference to US GAAP. For participating business the liabilities include provisions for the policyholders' interest in investment gains and other surpluses that have yet to be declared as bonuses.

        The usage of these bases of accounting has varying effects on the way in which product options and guarantees are measured. For UK regulated with-profits funds, options and guarantees are valued on a market consistent basis. The basis is described in section 2(a) below. For other operations a market consistent basis is not applied under the accounting basis described in section 2(a) below. Details of the guarantees, basis of setting assumptions, and sensitivity to altered assumptions are described in notes D3 and D4.

        Additional details on the Group's accounting policies for insurance assets and liabilities are shown in section 2 below.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

A:    Background and accounting policies (Continued)

Valuation and accounting presentation of fair value movements of derivatives and debt securities of Jackson

        These policies are critical because of their significance to the volatility of the income statement result and shareholders' equity. Under IAS 39, derivatives are required to be carried at fair value. Unless net investment hedge accounting is applied, value movements on derivatives are recognised in the income statement

        For derivative instruments of Jackson, the Group has considered whether it is appropriate to undertake the necessary operational changes to qualify for hedge accounting so as to achieve matching of value movements in hedging instruments and hedged items in the performance statements. In reaching the decision a number of factors were particularly relevant. These were:

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

        Taking account of these considerations the Group has decided that, except for occasional circumstances, it is not appropriate to seek to achieve hedge accounting under IAS 39. As a result of this decision the total income statement results are more volatile as the movements in the value of Jackson's derivatives are reflected within it. This volatility is reflected in the level of short-term fluctuations in investment returns, as shown in note B1.

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

Presentation of results before tax

        The total tax charge for the Group reflects tax that in addition to relating to shareholders' profits is also attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies. This is explained in more detail in note F5. Reported profit before the total tax charge is not representative of pre-tax profits attributable to shareholders. Accordingly, in order to provide a measure of pre-tax profits attributable to shareholders the Group has chosen to adopt an income statement

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

A:    Background and accounting policies (Continued)

presentation of the tax charge and pre-tax results that distinguishes between policyholder and shareholder components.

Segmental analysis of results and earnings attributable to shareholders

        The Group uses operating profit based on longer-term investment returns as the segmental measure of its results. The basis of calculation is disclosed in section 2(d) below.

        For shareholder-backed business, with the exception of debt securities held by Jackson and assets classified as loans and receivables of amortised cost, all financial investments and investment property are designated as assets at fair value through profit and loss. The short-term fluctuations affect the result for the year and the Group provides additional analysis of results before and after short-term fluctuations in investment returns, together with other items that are of a short-term volatile or one-off nature. Short-term fluctuations in investment returns on such assets held by with-profits funds, do not affect directly reported shareholder results. This is because (i) the unallocated surplus of with-profits funds is accounted for as a liability and (ii) excess or deficits of income and expenditure of the funds over the required surplus for distribution are transferred to or from unallocated surplus.

2.    Other significant accounting policies

(a)   Long-term business contracts

Income statement treatment

Insurance contracts and investment contracts with discretionary participation features (DPF)

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

        Acquisition costs are deferred and amortised as described in note A4.

Investment contracts other than those with DPF

        For investment contracts which do not contain discretionary participating features, the accounting is carried out in accordance with IAS 39 to reflect the deposit nature of the arrangement, with premiums and claims reflected as deposits and withdrawals and taken directly to the statement of financial position as movements in the financial liability balance.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

A:    Background and accounting policies (Continued)

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

UK regulated with-profits funds

        Prudential's long-term business written in the UK comprises predominantly life insurance policies with discretionary participating features under which the policyholders are entitled to participate in the returns of the funds supporting these policies. Business similar to this type is also written in certain of the Group's Asian operations subject to local market and regulatory conditions. Such policies are called with-profits policies. Prudential maintains with-profits funds within the Group's long-term business funds, which segregate the assets and liabilities and accumulate the returns related to that with-profits business. The amounts accumulated in these with-profits funds are available to provide for future policyholder benefit provisions and for bonuses to be distributed to with-profits policyholders. The bonuses, both annual and final, reflect the right of the with-profits policyholders to participate in the financial performance of the with-profits funds. Shareholders' profits with respect to bonuses declared on with-profits business correspond to the shareholders' share of the cost of bonuses as declared by the Board of directors. The shareholders' share currently represents one-ninth of the cost to the with-profits fund of bonuses declared for with-profits policies.

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

        The policyholders' liabilities of the regulated with-profits funds are accounted for under FRS 27, under which realistic basis liabilities are underpinned by the FSA's Peak 2 basis of reporting. This Peak 2 basis requires the value of liabilities to be calculated as:

  •
  a with-profits benefits reserve (WPBR); plus

  •
  future policy related liabilities (FPRL); plus

  •
  the realistic current liabilities of the fund.

        The WPBR is primarily based on the retrospective calculation of accumulated asset shares but is adjusted to reflect future policyholder benefits and other outgoings. Asset shares broadly reflect the policyholders' share of the with-profits fund assets attributable to their policies.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

A:    Background and accounting policies (Continued)

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

        The realistic basis liabilities representing the Peak 2 basis realistic liabilities for with-profits business included in the FSA regulatory returns include the element for the shareholders' share of the future bonuses. For accounting purposes under FRS 27, this latter item is reversed because, consistent with the current basis of financial reporting, shareholder transfers are recognised only on declaration.

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

Other insurance contracts (ie contracts which contain significant insurance risk as defined under IFRS 4)

        For these contracts 'grandfathered' UK GAAP has been applied, which reflects the MSB. Under this basis the following approach applies:

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

A:    Background and accounting policies (Continued)

used in establishing policyholder benefits are based on published mortality tables adjusted to reflect actual experience.

(ii)
Overseas subsidiaries

        The assets and liabilities of insurance contracts of overseas subsidiaries are determined initially using local GAAP bases of accounting with subsequent adjustments where necessary to comply with the Group's accounting policies.

Jackson

        The future policyholder benefit provisions for Jackson's conventional protection-type policies are determined under US GAAP principles with the locked in assumptions as to mortality, interest, policy lapses and expenses plus provisions for adverse deviations. For non-conventional protection-type policies, the policyholder benefit provision included within policyholder liabilities in the consolidated statement of financial position is the policyholder account balance. Acquisition costs are accounted for as explained in note A4.

        Jackson accounts for the majority of its investment portfolio on an available-for-sale basis (see investment policies above) whereby unrealised gains and losses are recognised in other comprehensive income. As permitted by IFRS 4, Jackson has used shadow accounting. Under shadow accounting, to the extent that recognition of unrealised gains or losses on available-for-sale securities causes adjustments to the carrying value and amortisation patterns of deferred acquisition costs (DAC) and deferred income, these adjustments are recognised in other comprehensive income to be consistent with the treatment of the gains or losses on the securities. More precisely, shadow DAC adjustments reflect the change in DAC that would have arisen if the assets held in the statement of financial position had been sold, crystallising unrealised gains or losses, and the proceeds reinvested at the yields currently available in the market.

Asia operations

        Except for the operations in India, Japan, Taiwan and until 2012 Vietnam, the future policyholder benefit provisions for Asian businesses are determined in accordance with methods prescribed by local GAAP adjusted to comply, where necessary, with UK GAAP. Refinements to the local reserving methodology are generally treated as change in estimates, dependent on the nature of the change.

        For the Asia operations referred to above where local GAAP is not appropriate in the context of the previously applied MSB, accounting for insurance contracts is based on US GAAP. For these operations the business written is primarily non-participating linked and participating business. The future policyholder benefit provisions for non-linked business are determined using the net level premium method, with an allowance for surrenders, maintenance and claim expenses. Rates of interest used in establishing the policyholder benefit provisions vary by operation depending on the circumstances attaching to each block of business. Where appropriate, liabilities for participating business for these three operations include provisions for the policyholders' interest in investment gains and other surpluses that have yet to be declared as bonuses.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

A:    Background and accounting policies (Continued)

        Although the basis of valuation of Prudential's overseas operations is in accordance with the requirements of the Companies Act 2006 and ABI SORP, the valuation of policyholder benefit provisions for these businesses may differ from that determined on a UK MSB for UK operations with the same features. These differences are permitted under IFRS 4.

Liability adequacy

        The Group performs liability adequacy testing on its insurance provisions to ensure that the carrying amounts of provisions (less related DAC) and, where relevant, present value of acquired in-force business is sufficient to cover current estimates of future cash flows. Any deficiency is immediately charged to the income statement.

Reinsurance

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

Investment contracts (contracts which do not contain significant insurance risk as defined under IFRS 4)

        For investment contracts with discretionary participation features, the accounting basis is consistent with the accounting for similar with-profits insurance contracts. Other investment contracts are accounted for on a basis that reflects the hybrid nature of the arrangements whereby part is accounted for as a financial instrument under IAS 39 and the investment management service component is accounted for under IAS 18 'Revenue'.

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

(b)    Financial instruments other than financial instruments classified as long-term business contracts

Investment classification

        Under IAS 39, subject to specific criteria, financial instruments are required to be accounted for under one of the following categories: financial investments at fair value through profit and loss, financial investments held on an available-for-sale basis, financial investments held-to-maturity or loans and receivables. These IAS 39 classifications have been changed by IFRS 9 'Financial Investments: Classification and Measurement' which is not required to be adopted until 2015 and is still subject to EU endorsement In addition, the International Accounting Standards Board (IASB) continues to consult

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

A:    Background and accounting policies (Continued)

on future possible changes to IFRS 9. This standard has not been adopted by the Group in 2012. The Group holds financial investments on the following bases:

(i)
Financial assets and liabilities at fair value through profit and loss—this comprises assets and liabilities designated by management as fair value through profit and loss on inception and derivatives that are held for trading. These investments are measured at fair value with all changes thereon being recognised in investment return in the income statement;

(ii)
Financial investments on an available-for-sale basis—this comprises assets that are designated by management and/or do not fall into any of the other categories. Available-for-sale financial assets are initially recognised at fair value plus attributable transaction costs. For available-for-sale debt securities, the difference between their cost and par value is amortised to the income statement using the effective interest rate. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset.

  Available-for-sale financial assets are subsequently measured at fair value. Interest income is recognised on an effective interest basis in the income statement. Except for foreign exchange gains and losses on debt securities, not in functional currency, which are included in the income statement, unrealised gains and losses are recognised in other comprehensive income. Upon disposal or impairment, accumulated unrealised gains and losses are transferred from other comprehensive income to the income statement as realised gains or losses; and

(iii)
Loans and receivables—Except for those designated as at fair value through profit and loss or available-for-sale, these instruments comprise non-quoted investments that have fixed or determinable payments. These investments include loans collateralised by mortgages, deposits, loans to policyholders and other unsecured loans and receivables. These investments are initially recognised at fair value plus transaction costs. Subsequently, these investments are carried at amortised cost using the effective interest method.

        As permitted under IAS 39 the Group has designated certain financial assets as fair value through profit and loss as these assets are managed and their performance is evaluated on a fair value basis. These assets represent all of the Group's financial assets other than those loans and receivables, carried at amortised cost, and debt securities accounted for on an available-for-sale basis by Jackson. The use of the fair value option is consistent with the Group's risk management and investment strategies.

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

31 December 2012

A:    Background and accounting policies (Continued)

Impairments

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

        For hedges of net investments in foreign operations, the effective portion of any change in fair value of derivatives or other financial instruments designated as net investment hedges is recognised in other comprehensive income. The ineffective portion of changes in the fair value of the hedging instrument is recorded in the income statement. The gain or loss on the hedging instrument is recognised directly in other comprehensive income while the foreign operation is held.

        For fair value hedges, movements in the fair value of the hedged item attributable to the hedged risk are recognised in the income statement.

        The Group does not regularly seek to apply fair value or cash flow hedging treatment under IAS 39. The exceptions, where hedge accounting has been applied in 2012 and 2011, are summarised in note G3.

        All derivatives that are not designated as hedging instruments are carried at fair value with movements in fair value being recorded in the income statement.

        The primary areas of the Group's continuing operations where derivative instruments are held are the UK with-profits funds and annuity business, and Jackson.

        For UK with-profits funds the derivative programme derivatives are used for the purposes of efficient portfolio management or reduction in investment risk.

        For shareholder-backed UK annuity business the derivatives are held to contribute to the matching as far as practical, of asset returns and duration with those of liabilities to policyholders. The carrying value of these liabilities is sensitive to the return on the matching financial assets including derivatives held.

        For Jackson an extensive derivative programme is maintained. Value movements on the derivatives held can be very significant in their effect on shareholder results. Further details on this aspect of the Group's financial reporting are described in note B1 and D3.

Embedded derivatives

        Embedded derivatives are present in host contracts issued by various Group companies, in particular Jackson. They are embedded within other non-derivative host financial instruments and insurance contracts to create hybrid instruments. Embedded derivatives meeting the definition of an insurance

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

A:    Background and accounting policies (Continued)

contract are accounted for under IFRS 4. Where economic characteristics and risks of the embedded derivatives are not closely related to the economic characteristics and risks of the host instrument, and where the hybrid instrument is not measured at fair value with the changes in fair value recognised in the income statement, the embedded derivative is bifurcated and carried at fair value as a derivative in accordance with IAS 39.

        In addition, the Group applies the option of IFRS 4 to not separate and fair value surrender options embedded in host contracts and with-profits investment contracts whose strike price is either a fixed amount or a fixed amount plus interest. Further details on the valuation basis for embedded derivatives attaching to Jackson's life assurance contracts are provided in note D3(e).

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

31 December 2012

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

        The Group holds investments in internally and externally managed open-ended investment companies (OEICs) and unit trusts. These are consolidated where the Group's percentage ownership level is (i) 50 per cent or greater and(ii) where the Group's ownership of internally managed funds declines marginally below 50 per cent and, the decline in ownership is expected to be temporary.

        Where the Group exercises significant influence or has the power to exercise significant influence over an entity, generally through ownership of 20 per cent or more of the entity's voting rights, but does not control the entity, then this is considered to be an investment in an associate. With the exception of those referred to below, the Group's investments in associates are recorded at the Group's share of the associates' net assets including any goodwill and intangibles arising upon initial acquisition. The carrying value of investments in associates is adjusted each year for the Group's share of the entities' profit or loss. This does not apply to investments in associates held by the Group's insurance or investment funds including the venture capital business or mutual funds and unit trusts, which as permitted by IAS 28, 'Investments in Associates', are carried at fair value through profit and loss.

        The Group's investments in joint ventures are recognised using proportional consolidation whereby the Group's share of an entity's individual balances are combined line-by-line with similar items into the Group financial statements. Other interests in entities, where significant influence is not exercised, are carried as investments at fair value through profit and loss.

Investment properties

        Investments in leasehold and freehold properties not for occupation by the Group, including properties under development for future use as investment properties, are carried at fair value, with changes in fair value included in the income statement. Properties are valued annually either by the Group's qualified surveyors or by taking into consideration the advice of professional external valuers using the Royal Institution of Chartered Surveyors guidelines. Each property is externally valued at least once every three years. Fair value is based on active market prices. If this information is not available, the Group uses alternative valuation methods such as discounted cash flow projections or recent prices in less active markets.

        Leases of investment property where the Group has substantially all the risks and rewards of ownership are classified as finance leases (leasehold property). Finance leases are capitalised at the lease's inception at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

A:    Background and accounting policies (Continued)

Pension schemes

        For the Group's defined benefit schemes, if the present value of the defined benefit obligation exceeds the fair value of the scheme assets, then a liability is recorded in the Group's statement of financial position. By contrast, if the fair value of the assets exceeds the present value of the defined benefit obligation then the surplus will only be recognised if the nature of the arrangements under the trust deed, and funding arrangements between the Trustee and the Company support the availability of refunds or recoverability through agreed reductions in future contributions. In addition, if there is a constructive obligation for the Company to pay deficit funding, this is also recognised such that the financial position recorded for the scheme reflects the higher of any underlying IAS 19 deficit and the obligation for deficit funding.

        The Group utilises the projected unit credit method to calculate the defined benefit obligation. This method sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation. Estimated future cash flows are then discounted at a high-quality corporate bond rate, adjusted to allow for the difference in duration between the bond index and the pension liabilities where appropriate, to determine its present value. These calculations are performed by independent actuaries.

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

Share-based payments

        The Group offers share award and option plans for certain key employees and a Save As You Earn plan for all UK and certain overseas employees. Shares held in trust relating to these plans are conditionally gifted to employees.

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

31 December 2012

A:    Background and accounting policies (Continued)

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

        Deferred taxes are provided under the liability method for all relevant temporary differences. IAS 12, 'Income Taxes' does not require all temporary differences to be provided for, in particular, the Group does not provide for deferred tax on undistributed earnings of subsidiaries where the Group is able to control the timing of the distribution and the temporary difference created is not expected to reverse in the foreseeable future. Deferred tax assets are only recognised when it is more likely than not, that future taxable profits will be available against which these losses can be utilised.

        The tax charge for long-term business includes tax expense attributable to both the policyholders and the shareholders. Different tax rules apply under UK law depending upon whether the business is life insurance or pension business.

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

31 December 2012

A:    Background and accounting policies (Continued)

Cash and cash equivalents

        Cash and cash equivalents consist of cash at bank and in hand, deposits held at call with banks, treasury bills and other short-term highly liquid investments with less than 90 days maturity from the date of acquisition.

Segments

        Under IFRS 8, 'Operating Segments', the Group determines and presents operating segments based on the information that is internally provided to the Group Executive Committee which is the Group's chief operating decision maker.

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

        The Group's operating segments determined in accordance with IFRS 8, 'Operating Segments', are as follows:

Insurance operations

  •
  Asia

  •
  US (Jackson)

  •
  UK

Asset management operations

  •
  M&G (including Prudential Capital)

  •
  Eastspring Investments

  •
  US broker-dealer and asset management (including Curian)

        The Group's operating segments are also its reportable segments with the exception of Prudential Capital (PruCap) which has been incorporated into the M&G operating segment for the purposes of segment reporting.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

A:    Background and accounting policies (Continued)

        The performance measure of operating segments utilised by the Company is IFRS operating profit attributable to shareholders based on longer-term investment returns, as described below. This measure excludes the recurrent items of short-term fluctuations in investment returns and the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes. In addition for 2012 this measure excluded a gain arising upon the dilution of the Group's holding in PPM South Africa and the amortisation of the acquisition accounting adjustments arising on the purchase of REALIC as described further in note I1. Further for 2010, this measure excluded costs associated with the terminated AIA transaction and gain arising upon the dilution of the Group's holding in PruHealth. Operating earnings per share is based on operating profit based on longer-term investment returns, after tax and non-controlling interests. Further details on the determination of the performance measure of operating profit based on longer-term investment returns is provided in note below.

        Segment results that are reported to the Group Executive Committee include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are mainly in relation to the Group Head Office and the Asia Regional Head Office.

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

31 December 2012

A:    Background and accounting policies (Continued)

determining the profit on this basis, the following key elements are applied to the results of the Group's shareholder-financed operations as reflected in the segment results shown in note B1.

(i)
Debt, equity-type securities and loans

        Longer-term investment returns for both debt, equity-type securities and loans comprise longer-term actual income receivable for the period (interest/dividend income) and longer-term capital returns.

        In principle, for debt securities and loans, the longer-term capital returns comprise two elements. The first element is a risk margin reserve (RMR) based charge for the expected level of defaults for the period, which is determined by reference to the credit quality of the portfolio. The difference between impairment losses in the reporting period and the RMR charge to the operating result is reflected in short-term fluctuations in investment returns. The second element is for the amortisation of interest-related realised gains and losses to operating results based on longer-term investment returns to the date when sold bonds would have otherwise matured.

        Jackson is the shareholder-backed operation for which the distinction between impairment losses and interest-related realised gains and losses is in practice relevant to a significant extent. Jackson has used the ratings by Nationally Recognised Statistical Ratings Organisations (NRSRO) or ratings resulting from the regulatory ratings detail issued by the National Association of Insurance Commissioners (NAIC) developed by external third parties such as PIMCO or BlackRock Solutions to determine the average annual RMR to apply to debt securities held to back general account business. Debt securities held to back separate account and reinsurance funds withheld are not subject to RMR charge. Further details of the RMR charge, as well as the amortisation of interest-related realised gains and losses, for Jackson are shown in note B1(iv).

        For debt securities backing non-linked shareholder-financed business of the UK insurance operations (other than the annuity business) and of the Asia insurance operations, the realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are being amortised over the period to the date those securities would otherwise have matured, with no explicit RMR charge.

        At 31 December 2012, the level of unamortised interest-related realised gains and losses related to previously sold bonds for the Group was a net gain of £498 million (31 December 2011: net gain of £462 million; 31 December 2010: net gain of £373 million).

        For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment return for income and capital having regard to past performance, current trends and future expectations. Equity-type securities held for shareholder-financed operations other than the UK annuity business, unit-linked and US variable annuity are of significance for the US and Asia insurance operations. Different rates apply to different categories of equity-type securities.

        As at 31 December 2012, the equity-type securities for US insurance non-separate account operations amounted to £1,004 million (31 December 2011: £902 million; 2010: £852 million). For these

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

A:    Background and accounting policies (Continued)

operations, the longer-term rates of return for income and capital applied in 2012, 2011 and 2010, reflects the combination of risk free rates and appropriate risk premiums are as follows:

	2012	2011	2010

Equity-type securities such as common and preferred stock and portfolio holdings in mutual funds	5.5% to 6.2%	5.9% to 7.5%	6.5% to 7.9%
Other equity-type securities such as investments in limited partnerships and private equity funds	7.5% to 8.2%	7.9% to 9.5%	8.5% to 9.9%

        For Asia insurance operations, investments in equity securities held for non-linked shareholder-financed operations amounted to £659 million as at 31 December 2012 (31 December 2011: £590 million; 31 December 2010: £506 million). The rates of return applied in the years 2012 , 2011 and 2010 ranged from 1.0 per cent to 13.8 per cent with the rates applied varying by territory. The investment amounts for 2011 and 2010 of £590 million and £506 million, respectively included the Group's investment in China Life Insurance Company of Taiwan (China Life (Taiwan)) of £88 million and £101 million, respectively which was sold in 2012, as described in note B1.

        The longer-term rates of return discussed above for equity-type securities are determined after consideration by the Group's in-house economists of long-term expected real government bond returns, equity risk premium and long-term inflation. These rates are broadly stable from period to period but may be different between countries reflecting, for example, differing expectations of inflation in each territory. The assumptions are for returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations.

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

  •
  Movements in accounts carrying value of Guaranteed Minimum Death Benefit (GMDB) and GMWB 'for life' liabilities, for which, under the 'grandfathered' US GAAP applied under IFRS for Jackson's insurance assets and liabilities, the measurement basis gives rise to a muted impact of current period market movements;

  •
  Fee assessments and claim payments, in respect of guarantee liabilities; and

  •
  Related changes to amortisation of deferred acquisition costs for each of the above items.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

A:    Background and accounting policies (Continued)

Note: US operations—Embedded derivatives for variable annuity guarantee features

        The GMIB liability, which is fully reinsured, subject to a deductible and annual claim limits, is accounted for in accordance with FASB ASC Subtopic 944-80 Financial Services—Insurance—Separate Accounts (formerly SOP 03-1) under IFRS using 'grandfathered' US GAAP. As the corresponding reinsurance asset is net settled, it is considered to be a derivative under IAS 39, 'Financial Instruments: Recognition and Measurement', and the asset is therefore recognised at fair value. As the GMIB benefit is economically reinsured the mark to market element of the reinsurance asset is included as a component of short-term fluctuations in investment returns.

(iii)
Other derivative value movements

        Generally, derivative value movements are excluded from operating results based on longer-term investment returns (unless those derivative value movements broadly offset changes in the accounting value of other assets and liabilities included in operating profit). The principal example of non-equity based derivatives (for example interest rate swaps and swaptions) whose value movements are excluded from operating profit arises in Jackson. Non-equity based derivatives are primarily held by Jackson as part of a broadly-based hedging programme for features of Jackson's bond portfolio (for which value movements are booked in the statement of comprehensive income rather than the income statement), product liabilities (for which US GAAP accounting as 'grandfathered' under IFRS 4 does not fully reflect the economic features being hedged), and the interest rate exposure attaching to equity-based embedded derivatives.

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

        However, some types of business movements in liabilities do require bifurcation to ensure that at the net level (ie after allocated investment return and change for policyholder benefits) the operating result reflects longer-term market returns.

        Examples where such bifurcation is necessary are:

Asia

(i)
Hong Kong

        For certain non-participating business, the economic features are more akin to asset management products with policyholder liabilities reflecting asset shares over the contract term. For these products, the charge for policyholder benefits in the operating results should reflect the asset share feature rather

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

A:    Background and accounting policies (Continued)

than volatile movements that would otherwise be reflected if the local regulatory basis (which is applied for IFRS balance sheet purposes) was used.

        For other Hong Kong non-participating business, longer term interest rates are used to determine the movement in policyholder liabilities for determining operating results. Similar principles apply for other Asia operations;

(ii)
Japan Guaranteed Minimum Death Benefit (GMDB) product features

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

UK shareholder-backed annuity business

        The operating result based on longer-term investment returns reflects the impact of value movements on policyholder liabilities for annuity business in PRIL and the PAC non-profit sub-fund after adjustments to allocate the following elements of the movement to the category of 'short-term fluctuations in investment returns' in the Group's supplementary analysis of profit:

  •
  The impact on credit risk provisioning of actual upgrades and downgrades during the period;

  •
  Credit experience compared to assumptions

  •
  Short-term value movements on assets backing the capital of the business.

        Credit experience reflects the impact of defaults and other similar experience, such as asset exchanges arising from debt restructuring by issuers that include effectively an element of permanent impairment of the security held. Negative experience compared to assumptions is included within short-term fluctuations in investment returns without further adjustment. This is to be contrasted with positive experience where surpluses are retained in short-term allowances for credit risk for IFRS reporting purposes. The effects of other changes to credit risk provisioning are included in the operating result, as is the net effect of changes to the valuation rate of interest due to portfolio rebalancing to align more closely with management's benchmark.

(v)
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

31 December 2012

A:    Background and accounting policies (Continued)

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

Foreign exchange

        The Group's consolidated financial statements are presented in pounds sterling, the Group's presentation currency. Accordingly, the results and financial position of foreign subsidiaries must be translated into the presentation currency of the Group from their functional currencies, ie the currency of the primary economic environment in which the entity operates. All assets and liabilities of foreign subsidiaries are converted at year end exchange rates whilst all income and expenses are converted at average exchange rates where this is a reasonable approximation of the rates prevailing on transaction dates. The impact of these currency translations is recorded as a separate component in the statement of comprehensive income.

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

A4:    Critical accounting estimates and judgements

        In determining the measurement of the Group's assets and liabilities estimates and judgements are required. The critical aspects are described below.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

A:    Background and accounting policies (Continued)

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

        At 31 December 2012, £6,660 million (2011: £4,565 million) of the financial investments (net of derivative liabilities) valued at fair value were classified as level 3. Of these £861 million (2011: £800 million) are held to back shareholder non-linked business and so changes to these valuations will directly impact shareholders' equity. Further details of the level 3 investments and the classification of financial instruments are given in note G1.

Determining impairments relating to financial assets

(i)
Available-for-sale securities

        The majority of Jackson's debt securities portfolio are accounted for on available-for-sale basis. The consideration of evidence of impairment requires management's judgement. In making this determination the factors considered include, for example:

  •
  Whether the decline of the financial investment's fair value is substantial; A substantial decline in fair value might be indicative of a credit loss event that would lead to a measurable decrease in the estimated future cash flows;

  •
  The impact of the duration of the security on the calculation of the revised estimated cash flows;

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

A:    Background and accounting policies (Continued)

    The duration of a security to maturity helps to inform whether assessments of estimated future cash flows that are higher than market value are reasonable;

  •
  The duration and extent to which the amortised cost exceeds fair value; This factor provides an indication of how the contractual cash flows and effective interest rate of a financial asset compares with the implicit market estimate of cash flows and the risk attaching to a 'fair value' measurement. The length of time for which that level of difference has been in place may also provide further evidence as to whether the market assessment implies an impairment loss has arisen; and

  •
  The financial condition and prospects of the issuer or other observable conditions that indicate the investment may be impaired.

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

        For Jackson's residential mortgage-backed and other asset-backed securities, all of which are classified as available-for-sale, the model used to analyse cash flows, begins with the current delinquency experience of the underlying collateral pool for the structure, by applying assumptions about how much of the currently delinquent loans will eventually default, and multiplying this by an assumed loss severity. Additional factors are applied to anticipate ageing effects. After applying a cash flow simulation an indication is obtained as to whether or not the security has suffered, or is anticipated to suffer, contractual principal or interest payment shortfalls. If a shortfall applies an impairment charge is recorded. The difference between the fair value and book cost for unimpaired securities designated as available-for-sale, is accounted for as unrealised gains or losses, with the movements in the accounting period being included in other comprehensive income.

        The Group's review of fair value involves several criteria, including economic conditions, credit loss experience, other issuer-specific developments and future cash flows. These assessments are based on the best available information at the time. Factors such as market liquidity, the widening of bid/ask spreads and a change in cash flow assumptions can contribute to future price volatility. If actual experience differs negatively from the assumptions and other considerations used in the consolidated financial statements, unrealised losses currently in equity may be recognised in the income statement in future periods. Additional details on the impairments of the available-for-sale securities of Jackson are described in notes D3 and G5 .

(ii)
Assets held at amortised cost

        Except for certain loans of the UK insurance operations and Jackson National Life, which are accounted for on a fair value through profit and loss basis, and as described below, financial assets classified as loans and receivables under IAS 39 are, except as described below, carried at amortised cost using the effective interest rate method. The loans and receivables include loans collateralised by mortgages, deposits and loans to policyholders. In estimating future cash flows, the Group looks at the expected cash flows of the assets and applies historical loss experience of assets with similar credit risks

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

A:    Background and accounting policies (Continued)

that has been adjusted for conditions in the historical loss experience which no longer exist or for conditions that are expected to arise. The estimated future cash flows are discounted using the financial asset's original or variable effective interest rate and exclude credit losses that have not yet been incurred.

        The risks inherent in reviewing the impairment of any investment include: the risk that market results may differ from expectations, facts and circumstances may change in the future and differ from estimates and assumptions, or the Group may later decide to sell the asset as a result of changed circumstances.

        Certain mortgage loans of the UK insurance operations and, consequent upon the purchase of REALIC in 2012, policy loans held to back funds withheld under reinsurance arrangements have been designated at fair value through profit and loss as these loan portfolios are managed and evaluated on a fair value basis.

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

  (a)
  that are likely to be a significant portion of the total contract benefits,

  (b)
  whose amount or timing is contractually at the discretion of the insurer, and

  (c)
  that are contractually based on asset or fund performance, as discussed in IFRS 4.

        IFRS 4 permits the continued usage of previously applied GAAP for insurance contracts and investment contracts with discretionary participating features. Except for UK regulated with-profits funds, as described subsequently in section A3(2)(a), this basis has been applied by the Group.

        For investment contracts that do not contain discretionary participating features, IAS 39 and, where the contract includes an investment management element, IAS 18,'Revenue', apply measurement principles to assets and liabilities attaching to the contract.

Valuation assumptions

(i)    Contracts of with-profits funds

        For UK regulated with-profits funds, the contract liabilities are valued by reference to the UK Financial Services Authority's (FSA) realistic basis as described in section A3(2)(a). This basis has the effect of placing a value on the liabilities of UK with-profits contracts, which reflects the amounts expected to be paid based on the current value of investments held by the with-profits funds and

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

A:    Background and accounting policies (Continued)

current circumstances. An explanation of the basis of liability measurement is contained in section A3(2)(a).

        The Group's other with-profits contracts are written in with-profits funds that operate in some of the Group's Asia subsidiaries. The liabilities for these contracts and those of Prudential Annuities Limited, which is a subsidiary company of the PAC with-profits fund, are determined differently. For these contracts the liabilities are estimated using actuarial methods based on assumptions relating to premiums, interest rates, investment returns, expenses, mortality and surrenders. The assumptions to which the estimation of these reserves is particularly sensitive are the interest rate used to discount the provision and the assumed future mortality experience of policyholders.

(ii)   Other contracts

        Contracts, other than those of with-profits funds, are written by shareholder-backed operations of the Group. The significant shareholder-backed product groupings and the factors that may significantly affect IFRS results due to experience against assumptions or changes of assumptions vary significantly between business units. For some types of business the effect of changes in assumptions may be significant, whilst for others, due to the nature of the product, assumption setting may be of less significance. The nature of the products and the significance of assumptions are discussed in notes D2, D3 and D4.

UK insurance operations

        From the perspective of shareholder results the key sensitivity for UK insurance operations are the assumptions for allowance for credit risk and mortality for UK annuity business.

Jackson

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

        Fixed annuity contracts, which are investment contracts under US GAAP terminology, are accounted for by applying in the first instance a retrospective deposit method to determine the liability for policyholder benefits. This is then augmented by potentially three additional amounts, namely deferred income, any amounts previously assessed against policyholders that are refundable on termination of the contract, and any premium deficiency, ie any probable future loss on the contract. These types of contracts contain considerable interest rate guarantee features. Notwithstanding the accompanying market risk exposure, except in the circumstances of interest rate scenarios where the guarantee rates included in contract terms are higher than crediting rates that can be supported from assets held to cover liabilities, the accounting measurement of Jackson's fixed annuity products is not generally sensitive to interest rate risk. This position derives from the nature of the products and the US GAAP basis of measurement.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

A:    Background and accounting policies (Continued)

        Variable annuity contracts written by Jackson may provide for guaranteed minimum death, income, or withdrawal benefit features. In general terms, liabilities for these benefits are accounted for under US GAAP by using estimates of future benefits and fees under best estimate assumptions.

        For traditional life insurance contracts, provisions for future policy benefits are determined using assumptions as of the issue date as to mortality, interest, policy lapses and expenses plus provisions for adverse deviation.

        Except to the extent of mortality experience, which primarily affects profits through variations in claim payments and the guaranteed minimum death benefit reserves, the profits of Jackson are relatively insensitive to changes in insurance risk. This reflects the principally spread and fee-based nature of Jackson's business.

Asia operations

        The insurance products written in the Group's Asia operations principally cover with-profits business, unit-linked business, and other non-participating business. The results of with-profits business are relatively insensitive to changes in estimates and assumptions that affect the measurement of policyholder liabilities. As for the UK business, this feature arises because unallocated surplus is accounted for by the Group as a liability. The results of Asia unit-linked business are also relatively insensitive to changes in estimates or assumptions due to the matching of asset value and liability movements. For other Asia non-participating business the degree of sensitivity of results to changes in interest rates depends upon the degree to which the liabilities under the 'grandfathered' IFRS 4 measurement basis reflects market interest rates from period to period for example, for those countries, such as those applying US GAAP, the results can be more sensitive as the effect of interest rate movements on the backing investments may not be offset by liability movements due to the US GAAP basis of measurement of insurance contracts.

Deferred acquisition costs for insurance contracts

        Except for acquisition costs of with-profits contracts of the UK regulated with-profits funds, which are accounted for under the realistic FSA regime, costs of acquiring new insurance business are accounted for in a way that is consistent with the principles of the ABI SORP with deferral and amortisation against margins in future revenues on the related insurance policies. Costs of acquiring new insurance business, principally commissions, marketing and advertising and certain other costs associated with policy insurance and underwriting that are not reimbursed by policy charges, are specifically identified and capitalised as part of deferred acquisition costs (DAC). In general, this deferral is presentationally shown by an explicit carrying value for DAC in the balance sheet. However, in some Asia operations the deferral is implicit through the reserving methodology. The recoverability of the explicitly and implicitly deferred acquisition costs is measured and are deemed impaired if the projected margins are less than the carrying value. To the extent that the future margins differ from those anticipated, then an adjustment to the carrying value will be necessary.

        For UK regulated with-profits funds where the realistic FSA regime is applied, the basis of setting liabilities is such that it would be inappropriate for acquisition costs to be deferred, therefore these costs

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

A:    Background and accounting policies (Continued)

are expensed as incurred. The majority of the UK shareholder-backed business is individual and group annuity business where the incidence of acquisition costs is negligible.

        The deferral and amortisation of acquisition costs is of most relevance to the Group's results for Jackson and Asia operations. The DAC for Jackson and some Asia operations is determined with reference to US GAAP principles.

Jackson

        Under IFRS 4, the Group applies grandfathered US GAAP for measuring the insurance assets and liabilities of Jackson. In the case of Jackson term business, acquisition costs are deferred and amortised in line with expected profits. For interest-sensitive business, the key assumption is the long-term spread between the earned rate on investments and the rate credited to policyholders, which is based on an annual spread analysis. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of Jackson's actual industry experience and future expectations. A detailed analysis of actual mortality, lapse and expenses experience is performed using internally developed experience studies.

        For US variable annuity business the key assumption is the investment return from the separate accounts, which for all years included was 8.4 per cent per annum (after deduction of external fund management fees) determined using a mean reversion methodology. Under the mean reversion methodology, projected returns over the next five years are flexed (subject to capping) so that, combined with the actual rates of return for the current and the previous two years the 8.4 per cent rate is maintained. The projected rates of return are capped at no more than 15 per cent for each of the next five years Further details are explained in note D3(e).These returns affect the level of future expected profits through their effects on the fee income with consequential impact on the amortisation of DAC.

        The level of acquisition costs carried in the statement of financial position is also sensitive to unrealised valuation movements on debt securities held to back the liabilities and solvency capital. Further details are explained in notes D3(e) and H1.

        As explained in note A5, the Group has adopted the US Financial Accounting Standards Board measurement and recognition requirements in Accounting Standards Update No 2010-26 on 'Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts' from 1 January 2012 into its IFRS reporting for the results of Jackson and those Asia operations whose IFRS insurance assets and liabilities are measured principally by reference to US GAAP principles. Under the Update insurers are required to capitalise only those incremental costs directly relating to acquiring a contract from 1 January 2012. For Group IFRS reporting Prudential has chosen to apply this new basis retrospectively for the results of these operations.

        On adoption of the new DAC policy for Jackson the deferred costs balance for business in force at 31 December 2011 was retrospectively reduced from £3,880 million to £3,095 million (31 December 2010: DAC balance reduced from £3,543 million to £2,829 million).

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

A:    Background and accounting policies (Continued)

Asia operations

        For those territories applying US GAAP to insurance assets and liabilities, as permitted by the ABI SORP, principles similar to those set out in the Jackson paragraph above are applied to the deferral and amortisation of acquisition costs. For other territories in Asia, the general principles of the ABI SORP are applied with, as described above, deferral of acquisition costs being either explicit or implicit through the reserving basis.

A5:    New accounting pronouncements

        The following standards, interpretations and amendments have either been adopted for the first time in 2012 or have been issued but are not yet effective in 2012, including those which have not yet been adopted in the EU. This is not intended to be a complete list as only those standards, interpretations and amendments that could have an impact upon the Group's financial statements have been discussed.

(a)   Accounting pronouncements adopted in 2012

Amendments to IFRS 7, 'Financial instruments: Disclosures—Transfers of financial assets'

        The amendments introduce new disclosure requirements about transfers of financial assets which include disclosures for financial assets that are not derecognised in their entirety and financial assets that are derecognised in their entity but for which the entity retains continuing involvement. The adoption of these amendments did not have a significant impact on the Group's disclosures.

Amendments to IAS 12, 'Income taxes'

        These amendments require the measurement of deferred tax assets and liabilities arising from investment properties and plant, property and equipment valued at fair value on the presumption that the carrying amount of the asset will be, normally, recovered through sale. The adoption of these amendments did not have a material effect on the Group's financial statements.

(b)    Adoption of updated US GAAP reporting requirements for Group IFRS reporting in 2012

Background

        In October 2010, the Emerging Issues Task Force of the US Financial Accounting Standards Board issued update No 2010-26 on 'Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts' (the 'Update'). The Update was issued to address perceived diversity in practices by companies preparing financial statements in accordance with US GAAP as regards the types of acquisition costs being deferred. Under US GAAP, costs that can be deferred and amortised are those that 'vary with and are primarily related to the acquisition of insurance contracts'. The Update requires insurers to capitalise only those incremental costs directly relating to acquiring a contract for financial statements for reporting periods beginning after 15 December 2011. All other indirect acquisition expenses are required to be charged to the income statements as incurred expenses. Accordingly, the main impact of the Update is to disallow insurers from deferring costs that are not directly related to successful sales.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

A:    Background and accounting policies (Continued)

        The Group's IFRS accounting policies include that under IFRS 4, 'Insurance Contracts', insurance assets and liabilities other than those for UK regulated with-profits funds, are measured using the GAAP basis applied prior to IFRS adoption in 2005. On this basis insurance assets and liabilities are measured under the UK Modified Statutory Basis (MSB) which was codified by the Statement of Recommended Practice (SORP) on accounting for insurance business issued by the Association of British Insurers (ABI) in 2003. The SORP also permits the use of local GAAP subject to the requirement for adjustments to be made to ensure sufficient consistency of measurement under the UK GAAP framework under which the SORP was developed.

        In applying this overarching basis, the Group has chosen to apply US GAAP for measuring the insurance assets and liabilities of Jackson. In addition, for the Group's operations in India, Japan, Taiwan and until 2012 Vietnam*, where the local GAAP basis would not be appropriate as the start point for deriving MSB insurance asset and liabilities, the measurement has been determined substantially by reference to US GAAP requirements.

        For 2012, the Group had the option to either continue with its current basis of measurement or improve its accounting policy under IFRS4 to acknowledge the issuance of the Update. Prudential has chosen to improve its accounting policy in 2012 to apply the US GAAP update, on a retrospective basis, to the results of Jackson and the affected Asia operations.

        The 2011 and 2010 comparatives in these consolidated financial statements have been adjusted accordingly for the retrospective application of this Update.

Effect of the change in accounting policy

(a)
The effect of the change in accounting policy for deferred acquisition costs (DAC) on the income statement, earnings per share, comprehensive income, changes in equity and statement of financial position is shown in the tables below.

*
Separately from the DAC change noted above, in Vietnam, the Company has improved its estimation basis for liabilities in 2012 from one determined substantially by reference to US GAAP requirements. After making this change, the estimation basis for Vietnam is aligned substantially with that used in Singapore, Malaysia and some other Asia operations.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

A:    Background and accounting policies (Continued)

Consolidated Income Statements

	Year ended 31 December
	2012				2011				2010
	Under previous policy	Effect of change		Under new policy	As reported under previous policy	Effect of change		Under new policy	As reported under previous policy	Effect of change		Under new policy

	£m	£m		£m	£m	£m		£m	£m	£m		£m
Total revenue, net of reinsurance	55,476	—		55,476	36,506	—		36,506	47,646	—		47,646
Acquisition costs and other expenditure	(5,908)	(147)		(6,055)	(5,005)	(115)		(5,120)	(4,799)	(190)		(4,989)
Total other charges, net of reinsurance	(46,233)			(46,233)	(29,575)	—		(29,575)	(40,775)	—		(40,775)

Profit before tax (being tax attributable to shareholders' and policyholders' returns)	3,335	(147)		3,188	1,926	(115)		1,811	2,072	(190)		1,882
(Less) Add tax (charge) credit attributable to policyholders' returns	(378)	—		(378)	17	—		17	(611)	—		(611)

Profit before tax attributable to shareholders	2,957	(147)		2,810	1,943	(115)		1,828	1,461	(190)		1,271

Total tax charge attributable to policyholders and shareholders	(1,039)	48		(991)	(432)	40		(392)	(636)	65		(571)
Adjustment to remove tax charge (credit) attributable to policyholders' returns	378	—		378	(17)	—		(17)	611	—		611

Tax charge attributable to shareholders' returns	(661)	48		(613)	(449)	40		(409)	(25)	65		40

Profit for the year	2,296	(99)		2,197	1,494	(75)		1,419	1,436	(125)		1,311

Profit for the year attributable to equity holders of the Company	2,296	(99)		2,197	1,490	(75)		1,415	1,431	(125)		1,311

Earnings per share (in pence)
Based on profit attributable to the equity holders of the Company:
Basic	90.4p	(3.9	)p	86.5p	58.8p	(3.0	)p	55.8p	56.7p	(4.9	)p	51.8p
Diluted	90.3p	(3.9	)p	86.4p	58.7p	(3.0	)p	55.7p	56.6p	(4.9	)p	51.7p

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

A:    Background and accounting policies (Continued)

Consolidated Statements of Comprehensive Income and Statements of Changes in Equity

	Year ended 31 December
	2012			2011			2010
	Under previous policy	Effect of change	Under new policy	As reported under previous policy	Effect of change	Under new policy	As reported under previous policy	Effect of change	Under new policy

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Profit for the year	2,296	(99)	2,197	1,494	(75)	1,419	1,436	(125)	1,311
Exchange movements on foreign operations and net investment hedges, net of related tax	(236)	20	(216)	(100)	(5)	(105)	251	(14)	237

Unrealised valuation movements on securities of US insurance operations classified as available-for-sale	862	—	862	811	—	811	1,221	—	1,221
Related change in amortisation of deferred income and acquisition costs	(314)	44	(270)	(331)	56	(275)	(496)	86	(410)
Related tax	(190)	(15)	(205)	(168)	(19)	(187)	(247)	(31)	(278)

Net unrealised gains	358	29	387	312	37	349	478	55	533
Total comprehensive income for the year	2,418	(50)	2,368	1,706	(43)	1,663	2,165	(84)	2,081

Total comprehensive income for the year attributable to equity holders of the Company	2,418	(50)	2,368	1,702	(43)	1,659	2,160	(84)	2,076

Shareholders' equity:
Net increase in shareholders' equity	1,845	(50)	1,795	1,086	(43)	1,043	1,760	(84)	1,676
At beginning of year	9,117	(553)	8,564	8,031	(510)	7,521	6,271	(426)	5,845

At end of year	10,962	(603)	10,359	9,117	(553)	8,564	8,031	(510)	7,521

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

A:    Background and accounting policies (Continued)

Consolidated Statements of Financial Position

	31 Dec 2012			31 Dec 2011			31 Dec 2010
	Under previous policy	Effect of change	Under new policy	As reported under previous policy	Effect of change	Under new policy	As reported under previous policy	Effect of change	Under new policy

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Deferred acquisition costs and other intangible assets attributable to shareholders	5,173	(906)	4,267	5,069	(835)	4,234	4,667	(766)	3,901
Total other assets	305,986	—	305,986	268,511	—	268,511	256,139	—	256,139

Total assets	311,159	(906)	310,253	273,580	(835)	272,745	260,806	(766)	260,040

Liabilities
Deferred tax liabilities	4,273	(303)	3,970	4,211	(282)	3,929	4,224	(256)	3,968
Total other liabilities	295,919	—	295,919	260,209	—	260,209	248,507	—	248,507

Total liabilities	300,192	(303)	299,889	264,420	(282)	264,138	252,731	(256)	252,475

Equity
Shareholders' equity	10,962	(603)	10,359	9,117	(553)	8,564	8,031	(510)	7,521
Non-controlling interests	5	—	5	43	—	43	44	—	44

Total equity	10,967	(603)	10,364	9,160	(553)	8,607	8,075	(510)	7,565

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

A:    Background and accounting policies (Continued)

(b)
The effect of the change in accounting policy for deferred acquisition costs on the Group's supplementary analysis of profit is shown in the table below.

Segment disclosure—profit before tax

	Year ended 31 December
	2012				2011				2010
	Under previous policy	Effect of change		Under new policy	As reported under previous policy	Effect of change		Under new policy	As reported under previous policy	Effect of change		Under new policy

	£m	£m		£m	£m	£m		£m	£m	£m		£m
Operating profit based on longer-term investment returns
Asia insurance operationsnote (i)	922	(9)		913	704	—		704	532	(10)		522
US insurance operationsnote (ii)	1,081	(117)		964	694	(43)		651	833	(105)		728
Other operations	656	—		656	672	—		672	576	—		576

Total	2,659	(126)		2,533	2,070	(43)		2,027	1,941	(115)		1,826
Short-term fluctuations in investment returns on shareholder-backed business	225	(21)		204	(148)	(72)		(220)	(123)	(75)		(198)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	50	—		50	21	—		21	(10)	—		(10)
Costs of terminated AIA transaction	—	—			—	—		—	(377)	—		(377)
Gain on dilution of Group's holdings	42	—		42	—	—		—	30	—		30
Amortisation of acquisition accounting adjustments arising on the purchase of REALIC	(19)	—		(19)	—	—		—	—	—		—

Profit before tax attributable to shareholders	2,957	(147)		2,810	1,943	(115)		1,828	1,461	(190)		1,271

Basic EPS from operating profit based on longer-term investment returns after tax and non-controlling interests	80.2p	(3.4	)p	76.8p	63.9p	(1.1	)p	62.8p	61.9p	(3.0	)p	58.9p

Basic EPS based on total profit after tax and non-controlling interests	90.4p	(3.9	)p	86.5p	58.8p	(3.0	)p	55.8p	56.7p	(4.9	)p	51.8p

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

A:    Background and accounting policies (Continued)

Notes on the effect of the change in the accounting policy on operating profit based on longer-term investment returns

(i)
Asia insurance operations

	2012	2011	2010
	Effect of change	Effect of change	Effect of change

	£m	£m	£m
New business
Acquisition costs on new contracts not deferred under the new policy	(14)	(16)	(20)
Business in force at beginning of period
Reduction in amortisation on reduced DAC balance under the new policy	5	16	10

Total	(9)	—	(10)

(ii)
US insurance operations

	2012	2011	2010
	Effect of change	Effect of change	Effect of change

	£m	£m	£m
New business
Acquisition costs on new contracts not deferred under the new policy	(174)	(156)	(159)
Business in force at beginning of period
Reduction in amortisation on reduced DAC balance under the new policy	57	113	54

Total	(117)	(43)	(105)

(c)   Accounting pronouncements endorsed by the EU but not yet effective

        The following accounting pronouncements potentially relevant to the Group have been issued and endorsed for use in the EU but are not mandatory for adoption for the 31 December 2012 year end.

Amendments to IAS 19, 'Employee benefits'

        In June 2011, the IASB published amendments to IAS 19 on accounting for pensions and other post-employment benefits effective from annual periods beginning on or after 1 January 2013. The key revisions to the standard are:

  –
  The removal of the corridor option for actuarial gains and losses.

    The Group does not apply the corridor option, therefore its removal has no impact to the Group.

  –
  Presentation of actuarial gains and losses.

    The Group currently presents actuarial gains and losses in the income statement. Under the revised standard actuarial gains and losses will be presented in 'other comprehensive income'. Details of the 2012 and 2011 actuarial gains and losses on the current basis are shown in note I3.

  –
  The replacement of the expected return on plan assets with an amount based on the liability discount rate in the determination of pension costs.

    This revision alters the pension costs included in the Group's income statement with a corresponding equal and opposite effect on the actuarial gains and losses included in other comprehensive income. The effect of this change for Prudential is not expected to be significant.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

A:    Background and accounting policies (Continued)

  –
  Enhanced disclosures, specifically on risks arising from defined benefit plans.

    Adoption of the revised IAS19 standard will have no impact on shareholders' equity.

Standards on joint arrangements and disclosures: IFRS 11,'Joint arrangements', IFRS 12,'Disclosures of interest in other entities' and IAS 28,'Investments in associates and joint ventures'

        In May 2011, the IASB issued IFRS 11,'Joint arrangements' to replace IAS 31, 'Interests in Joint Ventures'. The standard also incorporates the guidance contained in related interpretation in SIC-13 Jointly Controlled Entities-Non-Monetary Contributions by Venturers. The standard requires a joint venture to be recognised as an investment and be accounted for using the equity method in accordance with IAS 28. The attaching changes to disclosure requirements for parties to joint arrangements are specified in IFRS 12,'Disclosures of interest in other entities', which replaces the disclosure requirements of IAS 28,'Investments in associates and joint ventures' and IAS 31, 'Interests in Joint Ventures'.

        The standards are effective from annual periods beginning on or after 1 January 2013 for IFRS as issued by the IASB and 1 January 2014 for IFRS as endorsed by the EU but with early adoption permitted. The Group's investments in joint ventures are currently accounted for using proportionate consolidation. At 31 December 2012 this approach gave rise to consolidated gross assets and liabilities for the joint ventures of £3,946 million and £3,595 million respectively. With the application of IFRS 11, the Group's investments in joint ventures will be accounted for on a single line equity method thus giving rise at 31 December 2012 to a net interest of £351 million included within gross assets.

        Similarly, the 2012 gross revenue and charges of £1,040 million and £942 million respectively which are currently included on a line by line basis within the income statement will, after adoption of the standard, be presented as a single net contribution of £98 million. As a consequence, the standard will also have a small impact on profit before tax as the tax on the profits of the joint ventures will no longer be presented in the tax line, instead the tax charges will be required to be netted against the Group's share of Joint Ventures' income included in profit before tax. The tax charges for 2012 for the Group's share of Joint ventures' income was £19 million. Adoption of the standard will have no impact on net of tax profits or shareholders' equity.

Standards on consolidation and disclosures: IFRS 10,'Consolidated financial statements', IFRS 12,'Disclosures of interest in other entities', and IAS 27,'Separate financial statements'

        In May 2011, the IASB issued these three standards to replace IAS 27,'Consolidated and separate financial statements' and SIC-12 Consolidation-Special Purpose Entities.

        The standards are effective from annual periods beginning on or after 1 January 2013. The standards are expected to have a minor impact on the Group's assessment of its interests in investment funds (including OEICs and unit trusts) and is likely to increase the number of funds consolidated. The Group is currently determining those additional funds that will require consolidation under the requirements of IFRS 10 and the effect of retrospective adjustment to comparative results. The principal effect will be to 'gross up' the consolidated balance sheet for

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

A:    Background and accounting policies (Continued)

  (i)
  The difference between the net value of the newly consolidated assets and liabilities and the previous carrying value for the Group's interest; and

  (ii)
  The equal and opposite liability or minority interest for the external parties' interests in the funds.

        The grossing up effect on the 2012 statement of financial position is not expected to exceed £1 billion. Adoption of the standard is expected to have an insignificant effect on the retrospectively adjusted comparative 2012 profit and shareholders' equity in the 2013 results.

IFRS 13, 'Fair value measurement'

        In May 2011, the IASB issued IFRS 13, 'Fair value measurement' standard which creates a uniform framework to explain how to measure fair value and aims to enhance fair value disclosures, but it does not change when to measure fair value or require additional fair value measurements. The standard requires additional disclosure on the fair value of non-financial assets and liabilities and enhanced disclosures of recurring level 3 fair value measurements.

        The standard is effective from annual periods beginning on or after 1 January 2013, with no adjustment to comparative results. The Group is currently assessing the impact of the standard but it is not expected to have a material impact on the fair value measurement of the Group's assets and liabilities. Disclosures will be enhanced in providing detail of the methodology and underlying assumptions used to determine fair value of the Group's assets and liabilities, in line with the new requirements.

Amendments to IAS 1, 'Presentation of financial statements'

        These amendments effective on or after 1 January 2013 change the requirement for the disclosure of items presented in other comprehensive income, requiring items to be presented separately based on whether or not they may be recycled to profit or loss in the future. The Group is expecting the amendments to be purely presentational with no significant impact on the Group's results and financial position.

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32, 'Financial instruments: Presentation' and IFRS 7 'Financial instruments: Disclosures')

        The two amendments, effective on or after 1 January 2013 and 2014, respectively clarifies the offsetting criteria for financial assets and financial liabilities in the statement of financial position. The Group is currently assessing the impact of these amendments.

(d)   Accounting pronouncements not yet endorsed by the EU

        The following accounting pronouncement potentially relevant to the Group has been issued but not yet endorsed for use in the EU.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

A:    Background and accounting policies (Continued)

IFRS 9, 'Financial instruments: Classification and measurement'

        The new standard effective on or after 1 January 2015 will automatically replace IAS 39,"Financial Instruments—Recognition and measurement". Under the new requirements the classification and hence measurement of financial assets would be on two bases either amortised cost or fair value through profit or loss, rather than the existing four bases of classification. These requirements maintain the existing amortised cost measurement for most liabilities but will require changes in fair value due to changes in the entity's own credit risk to be recognised in the other comprehensive income (OCI) section of the comprehensive income statement, rather than within profit or loss for liabilities measured at fair value. On 28 November 2012, the IASB released an Exposure Draft proposing amendments to IAS 9. The proposed changes would introduce a fair value through other comprehensive income (FVOCI) category which would include certain financial assets that contain contractual cash flows that are solely payments of principal and interest and are held in a business model in which assets are managed both in order to collect contractual cash flows and for sale. The Group is still assessing the full impact of this standard.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

B:    Summary of results

B1:    Segment disclosure—income statement

        The determination of the operating segments and performance measure of the operating segments of the Group are as detailed in note A3(2)(d). Further segmentation of the income statement is provided in note F1 of these financial statements.

	Note	2012	2011*	2010*

		£m	£m	£m
Asia operations
Insurance operationsnote (i), (ii)
Operating result before gain on sale of stake in China Life of Taiwan		869	709	526
Gain on sale of stake in China Life of Taiwan		51	—	—

Total Asia insurance operations		920	709	526
Development expenses		(7)	(5)	(4)

Total Asia insurance operations after development expenses		913	704	522
Eastspring Investments		75	80	72

Total Asia operations		988	784	594

US operations
Jackson (US insurance operations)notes (i),(ii),(iii)		964	651	728
Broker-dealer and asset management		39	24	22

Total US operations		1,003	675	750

UK operations
UK insurance operations:note (i),(ii)
Long-term business		703	683	673
General insurance commissionnote (v)		33	40	46

Total UK insurance operations		736	723	719
M&G		371	357	284

Total UK operations		1,107	1,080	1,003

Total segment profit		3,098	2,539	2,347

Other income and expenditure
Investment return and other income		13	22	30
Interest payable on core structural borrowings		(280)	(286)	(257)
Corporate expenditure		(231)	(219)	(223)

Total		(498)	(483)	(450)

RPI to CPI inflation measure change on defined benefit pension schemesnote (vi)		—	42	—
Solvency II implementation costs		(48)	(55)	(45)
Restructuring costsnote (vii)		(19)	(16)	(26)

Operating profit based on longer-term investment returns		2,533	2,027	1,826
Short-term fluctuations in investment returns on shareholder-backed businessnote (viii)		204	(220)	(198)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemesnote (ix)		50	21	(10)
Costs of terminated AIA transactionnote (x)		—	—	(377)
Gain on dilution of Group's holdings	I2	42	—	30
Amortisation of acquisition accounting adjustments arising on the purchase of REALIC	I1	(19)	—	—

Profit before tax attributable to shareholders		2,810	1,828	1,271

*
The 2011 and 2010 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

B:    Summary of results (Continued)

Notes

(i)
Operating profit based on longer-term investment returns

  The Group provides supplementary analysis of IFRS profit before tax attributable to shareholders so as to distinguish operating profit based on longer-term investment returns from other elements of total profit. Operating profit based on longer-term investment returns is the basis on which management regularly reviews the performance of Prudential's segments as defined by IFRS 8. Further discussion on the determination of operating profit based on longer-term investment returns is provided in note A3(2)(d).

(ii)
Effect of changes to assumptions, estimates and bases of determining life assurance liabilities

  The results of the Group's long-term business operations are affected by changes to assumptions, estimates and bases of preparation.

  These are described in notes D2(g), D3(g) and D4(g).

(iii)
Jackson operating results based on longer-term investment returns

  IFRS basis operating profits for US operations include the following amounts (net of related change in amortisation of deferred acquisition costs, where applicable) so as to derive longer-term investment returns.

	2012	2011*	2010*

	£m	£m	£m
Debt securities:
Amortisation of interest related realised gains and losses	72	67	66
Risk margin reserve charge for longer-term credit related losses (see note (iv) below)	(66)	(56)	(58)
Equity type investments:
Longer-term returns	54	51	51

  *
  The 2011 and 2010 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.
(iv)
The risk margin reserve (RMR) charge for longer-term credit-related losses included in operating profit based on longer-term investment returns of Jackson for 2012 is based on an average annual RMR of 26 basis points (2011: 25 basis points; 2010: 26 basis points) on average book values of US$47.6 billion (2011: $44.4 billion; 2010: US$ 44.2 billion) as shown below:

	2012				2011*				2010*
Moody's rating category (or equivalent under NAIC ratings of MBS)	Average book value	RMR	Annual expected loss		Average book value	RMR	Annual expected loss		Average book value	RMR	Annual expected loss

	US $m	%	US $m	£m	US $m	%	US $m	£m	US $m	%	US $m	£m
A3 or higher	23,129	0.11	(26)	(16)	21,255	0.08	(17)	(11)	20,622	0.06	(12)	(8)
Baa1, 2 or 3	21,892	0.26	(56)	(36)	20,688	0.26	(54)	(34)	20,785	0.26	(53)	(34)
Ba1, 2 or 3	1,604	1.12	(18)	(11)	1,788	1.04	(19)	(11)	1,935	1.04	(20)	(13)
B1, 2 or 3	597	2.82	(17)	(11)	474	3.01	(14)	(9)	500	2.99	(15)	(10)
Below B3	342	2.44	(8)	(5)	211	3.88	(8)	(5)	321	3.88	(13)	(8)

Total	47,564	0.26	(125)	(79)	44,416	0.25	(112)	(70)	44,163	0.26	(113)	(73)

Related change to amortisation of deferred acquisition costs (see below)			21	13			22	14			22	14

Risk margin reserve charge to operating profit for longer-term credit related losses			(104)	(66)			(90)	(56)			(90)	(58)

  *
  The 2011 and 2010 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

  Consistent with the basis of measurement of insurance assets and liabilities for Jackson's IFRS results, the charges and credits to operating profits based on longer-term investment returns are partially offset by related changes to amortisation of deferred acquisition costs.

(v)
General insurance commission

  UK operations transferred its general insurance business to Churchill in 2002, with general insurance commission representing the commission received net of expenses for Prudential-branded general insurance products as part of this arrangement.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

B:    Summary of results (Continued)

(vi)
RPI to CPI inflation measure change

  During 2011 the Group altered its inflation measure basis for future statutory increases to pension payments for certain tranches of its UK defined benefit pension schemes. This reflected the UK Government's decision to replace the basis of indexation from Retail Prices Index with Consumer Prices Index. This resulted in a credit to the operating profit before tax in 2011 of £42 million.

(vii)
Restructuring costs are incurred in the UK and represent one-off expenses incurred in securing expense savings.

(viii)
Short-term fluctuations in investment returns on shareholder-backed business

	2012	2011*	2010*

	£m	£m	£m
Insurance operations:
Asia	76	(92)	114
US	(90)	(167)	(453)
UK	136	159	116
Other operations:
—Economic hedge value movement	(32)	—	—
—Other	114	(120)	25

Total	204	(220)	(198)

  *
  The 2011 and 2010 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

  General overview of defaults

  The Group did not experience any defaults on its shareholder-backed debt securities portfolio in 2012, 2011 or 2010.

  Asia insurance operations

  The positive short-term fluctuations of £76 million in 2012 reflects unrealised gains on bond assets following a fall in yields in the period. These gains more than offset the impact of falling interest rates in Hong Kong and the transfer to operating profit of previously booked unrealised gains on the sale of the Group's stake in China Life of Taiwan. The realised gain on the sale of the Group's stake in China Life of Taiwan of £51 million is included in the Group's operating profit based on longer-term investment returns as disclosed above.

  The fluctuations of negative £(92) million in 2011 in part reflected equity market falls in Taiwan and negative unrealised value movement on the Group's stake in China Life of Taiwan.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

B:    Summary of results (Continued)

  US insurance operations

  The short-term fluctuations in investment returns for US insurance operations comprise the following items:

	2012	2011*	2010*

	£m	£m	£m
Short-term fluctuations relating to debt securities
Charges in the year:
Defaults	—	—	—
Losses on sales of impaired and deteriorating bonds	(23)	(32)	(99)
Bond write downs	(37)	(62)	(124)
Recoveries/reversals	13	42	10

Total charges in the yearnote (a)	(47)	(52)	(213)
Less: Risk margin charge included in operating profit based on longer-term investment returnsnote (iii)	79	70	73

	32	18	(140)

Interest-related realised gains:
Arising in the year	94	158	224
Less: Amortisation of gains and losses arising in current and prior years to operating profit based on longer-term investment returns	(91)	(84)	(82)

	3	74	142

Related change to amortisation of deferred acquisition costs	(3)	(3)	(2)

Total short-term fluctuations related to debt securities	32	89	—
Derivatives (other than equity-related): market value movements (net of related change to amortisation of deferred acquisition costs)note (b)	135	554	(13)
Net equity hedge results (principally guarantees and derivatives, net of related change to amortisation of deferred acquisition costs)note (c)	(302)	(788)	(443)
Equity-type investments: actual less longer-term return (net of related change to amortisation of deferred acquisition costs)note A(d)(i)	23	—	4
Other items (net of related change to amortisation of deferred acquisition costs)	22	(22)	(1)

Total	(90)	(167)	(453)

  *
  The 2011 and 2010 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

B:    Summary of results (Continued)

Notes

(a)
The charges on the debt securities of Jackson comprise the following:

	2012	2011	2010

	£m	£m	£m
Residential mortgage-backed securities:
Prime (including agency)	(4)	(25)	(56)
Alt-A	(1)	(1)	(54)
Sub-prime	(3)	—	(13)

Total residential mortgage-backed securities	(8)	(26)	(123)
Corporate debt securities	(14)	(14)	(37)
Other	(25)	(12)	(53)

Total	(47)	(52)	(213)

(b)
The gain of £135 million (2011: gain of £554 million; 2010: loss of £13 million) is principally for the value movement of non-equity freestanding derivatives held to manage interest rate exposures, and for the GMIB reinsurance asset that is considered to be a derivative under IAS 39.

  Under IAS 39, unless hedge accounting is applied value movements on derivatives are recognised in the income statement. For the derivatives programme attaching to the general account business, the Group has continued its approach of not seeking to apply hedge accounting under IAS 39. This decision reflects the inherent constraints of IAS 39 for hedge accounting investments and life assurance assets and liabilities under 'grandfathered' US GAAP under IFRS 4.

(c)
The amount of £(302) million (2011: £(788) million; 2010: £(443) million) relates to the net equity hedge accounting effect of the equity-based derivatives and associated guarantee liabilities of Jackson's variable and fixed index annuity business. The details of the value movements excluded from operating profit based on longer-term investment returns are as described in note C. The principal movements are for (i) value for free standing and GMWB 'not for life' embedded derivatives, (ii) accounting values for GMDB and GMWB 'for life' guarantees (iii) fee assessments and claim payments in respect of guarantee liabilities and (iv) related changes to DAC amortisation. In 2012, the charge of (£302) million principally reflects fair value movements on free standing futures contracts and short-dated options. The movements included within the net equity hedge result include the effect of lower interest rates for which the movement was particularly significant in 2011. The value movements on derivatives held to manage this and any other interest rate exposure are included in the £135 million (2011: £554 million; 2010: £(13) million) described above in note (b).

  In addition to the items discussed above, for US insurance operations, included within the statement of comprehensive income is an increase in net unrealised gains on debt securities classified as available-for-sale of £862 million (2011: increase in net unrealised gains of £811 million; 2010: increase in net unrealised gains of £1,221 million). Temporary market value movements do not reflect defaults or impairments. Additional details on the movement in the value of the Jackson portfolio are included in note D3.

  UK Insurance operations

  The short-term fluctuations gain for UK insurance operations of £136 million (2011: £159 million; 2010: £116 million) principally reflect net investment gains arising in the year on fixed income assets backing the capital of the shareholder-backed annuity business.

  Economic hedge value movement

  This item represents the costs on short-dated hedge contracts taken out in the first half of 2012 to provide downside protection against severe equity market falls through a period of particular uncertainty with respect to the Eurozone. The hedge contracts were terminated in the second half of 2012.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

B:    Summary of results (Continued)

  Other operations

  Short-term fluctuations of other operations in 2012 of £114 million and in 2010 of £25 million primarily represent unrealised fair value movements on Prudential Capital's bond portfolio. Short-term fluctuations of other operations in 2011 of £(120) million represent unrealised value movements on investments, including centrally held swaps to manage foreign exchange and certain macro-economic exposures of the Group.

(ix)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes

	2012	2011	2010

	£m	£m	£m
Actuarial gains and losses
Actual less expected return on scheme assets	11	9	31
Experience gains on scheme liabilities	15	19	(5)
(Losses) gains on changes of assumptions for scheme liabilities	(40)	12	(41)

	(14)	40	(15)
Less: amount attributable to the PAC with-profits sub-fund	15	(18)	5

	1	22	(10)

Other gains and losses
One-off uplift to recognise a portion of PSPS surplus	164	—	—
Movement in the provision for deficit funding of PSPS	—	(4)	—
Less: amount attributable to the PAC with-profits sub-fund	(115)	3	—

	49	(1)	—

Total	50	21	(10)

  The actuarial gains and losses shown in the table above relate to the Scottish Amicable and M&G schemes. The amounts did not include actuarial gains and losses for the Prudential Staff Pension Scheme, for which the Group has not recognised a substantial portion of its interest in the scheme's underlying surplus.

  For the 2011 and 2010 comparatives, the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes comprises the aggregate effect of actual less expected returns on scheme assets, experience gains and losses, the effect of changes in assumptions and altered provisions for deficit funding, where relevant. For 2012, these items also apply. However, the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes also includes £49 million for the effect of partial recognition of surplus of the main Prudential Staff Pension Scheme. This credit arose from an altered funding arrangement following the 5 April 2011 triennial valuation. Further details on the Group's defined benefit pension schemes are shown in note I3.

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

31 December 2012

B:    Summary of results (Continued)

  Of the £377 million total costs before tax, the £100 million associated with foreign exchange hedging has been recorded within 'Investment return' and the other £277 million has been recorded as 'Other expenditure' within 'Acquisition costs and other expenditure' in the consolidated income statement.

B2:    Earnings per share

        Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year, excluding those held in employee share trusts and consolidated unit trusts and Open Ended Investment Companies (OEICs), which are treated as cancelled.

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

        Earnings per share are calculated based on earnings attributable to ordinary shareholders, after related tax and non-controlling interests.

		2012
	Note	Before tax note B1	Tax note F5	Non- controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share

		£m	£m	£m	£m	pence	pence
Based on operating profit based on longer-term investment returns		2,533	(582)	—	1,951	76.8p	76.7p
Short-term fluctuations in investment returns on shareholder-backed business	B1	204	(26)	—	178	7.0p	7.0p
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	B1	50	(12)	—	38	1.5p	1.5p
Gain on dilution of Group's holdings	I2	42	—	—	42	1.7p	1.7p
Amortisation of acquisition accounting adjustments arising on the purchase of REALIC	I1	(19)	7	—	(12)	(0.5)p	(0.5)p

Based on profit for the year		2,810	(613)	—	2,197	86.5p	86.4p

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

B:    Summary of results (Continued)

		2011*
	Note	Before tax note B1	Tax note F5	Non- controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share

		£m	£m	£m	£m	pence	pence
Based on operating profit based on longer-term investment returns		2,027	(433)	(4)	1,590	62.8p	62.7p
Short-term fluctuations in investment returns on shareholder-backed business	B1	(220)	29	—	(191)	(7.6)p	(7.6)p
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	B1	21	(5)	—	16	0.6p	0.6p

Based on profit for the year		1,828	(409)	(4)	1,415	55.8p	55.7p

	2010*
	Before tax note B1	Tax note F5	Non- controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share

	£m	£m	£m	£m	pence	pence
Based on operating profit based on longer-term investment returns, excluding exceptional tax credit	1,826	(332)	(5)	1,489	59.0 p	58.9 p
Exceptional tax credit*	—	158	—	158	6.3 p	6.3 p

Based on operating profit based on longer-term investment return	1,826	(174)	(5)	1,647	65.3 p	65.2 p
Short-term fluctuations in investment returns on shareholder-backed business	(198)	118	—	(80)	(3.1)p	(3.1)p
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(10)	3	—	(7)	(0.3)p	(0.3)p
Costs of terminated AIA transaction	(377)	93	—	(284)	(11.3)p	(11.3)p
Gain on dilution of Group's holdings	30	—	—	30	1.2p	1.2p

Based on profit for the year
including exceptional tax credit	1,271	40	(5)	1,306	51.8p	51.7p

*
The 2011 and 2010 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

B:    Summary of results (Continued)

Number of shares

        A reconciliation of the weighted average number of ordinary shares used for calculating basic and diluted earnings per share is set out as below:

	2012	2011	2010

	£m	£m	£m
Weighted average shares for calculation of basic earnings per share	2,541	2,533	2,524
Shares under option at end of year	9	13	13
Number of shares that would have been issued at fair value on assumed option exercise	(6)	(8)	(8)

Weighted average shares for calculation of diluted earnings per share	2,544	2,538	2,529

B3:    Dividends

	2012	2011	2010

	£m	£m	£m
Dividends declared and paid in reporting year
Parent company:
Interim dividend (2012: 8.40p; 2011: 7.95p; 2010: 6.61p per share)	215	203	168
Final dividend for prior period (2012: 17.24p; 2011: 17.24p; 2010: 13.56p per share)	440	439	343

Total	655	642	511

        Dividends paid in cash, as set in the consolidated statement of cash flows for 2012 were £655 million (2011: £642 million; 2010: £449 million).

	2012	2011	2010

	£m	£m	£m
Parent company dividends relating to reporting year:
Interim dividend (2012: 8.40p; 2011: 7.95p, 2010: 6.61p per share)	215	203	168
Final dividend (2012: 20.79p; 2011: 17.24p, 2010: 17.24p per share)	532	439	439

Total	747	642	607

Dividend per share

        Interim dividends are recorded in the period in which they are paid. Final dividends are recorded in the period in which they are approved by shareholders. The final dividend for the year ended 31 December 2011 of 17.24 pence per ordinary share was paid to eligible shareholders on 24 May 2012 and the 2012 interim dividend of 8.4 pence per ordinary share was paid to eligible shareholders on 27 September 2012.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

B:    Summary of results (Continued)

        The Board has decided to rebase the full year dividend upwards by 4 pence, reflecting the strong progress made in both the earnings and free surplus generation of the business and in the delivery of our financial objectives. In line with this, the directors recommend a final dividend of 20.79 pence per share (2011: 17.24 pence), which brings the total dividend for the year to 29.19 pence (2011: 25.19 pence), representing an increase of 15.9 per cent over 2011.

        The 2012 final dividend of 20.79 pence per ordinary share will be paid on 23 May 2013 in sterling to shareholders on the principal register and the Irish branch register at 6.00pm BST on Tuesday, 2 April 2013 (Record Date), and in Hong Kong dollars to shareholders on the Hong Kong branch register at 4.30pm Hong Kong time on the Record Date (HK Shareholders). Holders of US American Depositary Receipts (US Shareholders) will be paid their dividends in US dollars on or about 3 June 2013. The final dividend will be paid on or about 30 May 2013 in Singapore dollars to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte.) Limited (CDP) at 5.00pm Singapore time on the Record Date (SG Shareholders). The dividend payable to the HK Shareholders will be translated using the exchange rate quoted by the WM Company at the close of business on 12 March 2013. The exchange rate at which the dividend payable to the SG Shareholders will be translated into SG$, will be determined by CDP. The dividend will distribute an estimated £532 million of shareholders' funds.

        Shareholders on the principal register and Irish branch register will be able to participate in a Dividend Reinvestment Plan.

B4:    Exchange translation

Exchange movement recognised in other comprehensive income

	2012	2011*	2010*

	£m	£m	£m
Asia operations	(87)	(28)	162
US operations	(187)	35	76
Unallocated to a segment (central funds)	60	(44)	(35)

	(214)	(37)	203

*
The 2011 and 2010 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

        The movements for Asia and US operations reflect the application of year end exchange rates to the assets and liabilities and average exchange rates to the income statement on translation of these operations into the presentation currency of the Group. The movement unallocated to a segment mainly reflects the translation of currency borrowings and forward contracts which have been designated as a net investment hedge against the currency risk of the net investment in Jackson.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

B:    Summary of results (Continued)

        The exchange rates applied were:

Local currency: £	Closing rate at 31 Dec 2012	Average for 2012	Closing rate at 31 Dec 2011	Average for 2011	Closing rate at 31 Dec 2010	Average for 2010	Opening rate at 1 Jan 2010

Hong Kong	12.60	12.29	12.07	12.48	12.17	12.01	12.52
Indonesia	15,665.76	14,842.01	14,091.80	14,049.41	14,106.51	14,033.41	15,171.52
Malaysia	4.97	4.89	4.93	4.90	4.83	4.97	5.53
Singapore	1.99	1.98	2.02	2.02	2.01	2.11	2.27
India	89.06	84.70	82.53	74.80	70.01	70.66	75.15
Vietnam	33,875.42	33,083.59	33,688.16	33,139.22	30,526.26	29,587.63	29,832.74
US	1.63	1.58	1.55	1.60	1.57	1.55	1.61

B5: Group statement of financial position

        To explain more comprehensively the assets, liabilities and capital of the Group's businesses, it is appropriate to provide analyses of the Group's statement of financial position by operating segment and type of business.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

B:    Summary of results (Continued)

        The tables below aggregate the three asset management segments for ease of presentation and hence should be read in conjunction with the associated tables on asset management in note E2.

(a)   Group statement of financial position by operating segment

(i)    Position at 31 December 2012

	2012
	Insurance operations
				Total insurance operations	Asset management operations E2	Unallocated to a segment (central operations)	Intra- group eliminations	31 Dec Group total
By operating segment	UK D2	US D3	Asia D4

	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Intangible assets attributable to shareholders:
Goodwill	—	—	239	239	1,230	—	—	1,469
Deferred acquisition costs and other intangible assets	105	3,222	908	4,235	14	18	—	4,267

Total	105	3,222	1,147	4,474	1,244	18	—	5,736

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	178	—	—	178	—	—	—	178
Deferred acquisition costs and other intangible assets	6	—	72	78	—	—	—	78

TotalH1	184	—	72	256	—	—	—	256

Total intangible assets	289	3,222	1,219	4,730	1,244	18	—	5,992

Deferred tax assetsH4	183	1,889	83	2,155	107	52	—	2,314
Other non-investment and non-cash assetsH3,H6	5,424	6,792	1,117	13,333	1,051	3,766	(6,113)	12,037
Investments of long-term business and other operations:
Investment properties	10,852	24	4	10,880	—	—	—	10,880
Investments accounted for using the equity method	72	—	—	72	41	—	—	113
Financial investments:
Loans	3,373	6,235	1,014	10,622	1,199	—	—	11,821
Equity securities and portfolio holdings in unit trusts	36,027	49,551	14,310	99,888	70	—	—	99,958
Debt securitiesnote B5(c)	83,862	32,993	21,402	138,257	1,846	—	—	140,103
Other investments	4,576	2,296	957	7,829	44	27	—	7,900
Deposits	11,131	211	1,227	12,569	84	—	—	12,653

Total investmentsG1,H7,H8,	149,893	91,310	38,914	280,117	3,284	27	—	283,428

Properties held for saleH9	98	—	—	98	—	—	—	98
Cash and cash equivalentsH10	2,638	513	1,668	4,819	1,083	482	—	6,384

Total assets	158,525	103,726	43,001	305,252	6,769	4,345	(6,113)	310,253

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

B:    Summary of results (Continued)

Note

Further segmental analysis:

The non-current assets of the Group comprise goodwill, intangible assets other than DAC and present value of acquired in-force business and property, plant and equipment included within 'other non-investment and non-cash assets'. Items defined as financial instruments or related to insurance contracts are excluded. The Group's total non-current assets at 31 December comprise:

	2012	2011

	£m	£m
UK including insurance operations, M&G and central operations	1,927	1,906
US	152	144
Asia*	640	681

Total	2,719	2,731

*
No individual country in Asia held non-current assets at the end of the year which exceeds 10 per cent of the Group total.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

B:    Summary of results (Continued)

	2012
	Insurance operations
				Total insurance operations	Asset management operations E2	Unallocated to a segment (central operations)	Intra- group eliminations	31 Dec Group total
By operating segment	UK D2	US D3	Asia D4

	£m	£m	£m	£m	£m	£m	£m	£m
Equity and liabilities
Equity
Shareholders' equityH11	3,033	4,343	2,529	9,905	1,937	(1,483)	—	10,359
Non-controlling interests	1	—	4	5	—	—	—	5

Total equity	3,034	4,343	2,533	9,910	1,937	(1,483)	—	10,364

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilitiesH12	84,266	90,192	34,126	208,584	—	—	—	208,584
Investment contract liabilities with discretionary participation featuresG1	33,464	—	348	33,812	—	—	—	33,812
Investment contract liabilities without discretionary participation featuresG1	16,182	2,069	127	18,378	—	—	—	18,378
Unallocated surplus of with-profits funds (reflecting application of 'realistic' basis provisions for UK regulated with-profits funds)D2, H12	10,526	—	63	10,589	—	—	—	10,589

Total policyholder liabilities and unallocated surplus of with-profits funds	144,438	92,261	34,664	271,363	—	—	—	271,363

Core structural borrowings of shareholder-financed operations:H13
Subordinated debt	—	—	—	—	—	2,577	—	2,577
Other	—	153	—	153	275	549	—	977

Total	—	153	—	153	275	3,126	—	3,554

Operational borrowings attributable to shareholder-financed operations	127	26	7	160	1	2,084	—	2,245
Borrowings attributable to with-profits operations	1,033	—	—	1,033	—	—	—	1,033
Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements	1,461	920	55	2,436	—	—	—	2,436
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	2,307	25	1,851	4,183	162	—	—	4,345
Deferred tax liabilities	1,185	2,168	588	3,941	13	16	—	3,970
Current tax liabilities	237	—	49	286	8	151	—	445
Accruals and deferred income	429	—	110	539	266	28	—	833
Other creditors	2,766	611	1,601	4,978	3,771	145	(6,113)	2,781
Provisions	291	20	66	377	149	75	—	601
Derivative liabilities	1,007	645	837	2,489	150	190	—	2,829
Other liabilities	210	2,554	640	3,404	37	13	—	3,454

Total	9,893	6,943	5,797	22,633	4,556	618	(6,113)	21,694

Total liabilities	155,491	99,383	40,468	295,342	4,832	5,828	(6,113)	299,889

Total equity and liabilities	158,525	103,726	43,001	305,252	6,769	4,345	(6,113)	310,253

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

B:    Summary of results (Continued)

(ii)   Position at 31 December 2011

	2011*
	Insurance operations
				Total insurance operations	Asset management operations E2	Unallocated to a segment (central operations)	Intra- group eliminations	31 Dec Group total
By operating segment	UK D2	US D3	Asia D4

	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Intangible assets attributable to shareholders:
Goodwill	—	—	235	235	1,230	—	—	1,465
Deferred acquisition costs and other intangible assets	113	3,115	977	4,205	16	13	—	4,234

TotalH1	113	3,115	1,212	4,440	1,246	13	—	5,699

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	178	—	—	178	—	—	—	178
Deferred acquisition costs and other intangible assets	6	—	83	89	—	—	—	89

TotalH2	184	—	83	267	—	—	—	267

Total intangible assets	297	3,115	1,295	4,707	1,246	13	—	5,966

Deferred tax assets	231	1,392	115	1,738	129	409	—	2,276
Other non-investment and non-cash assetsH3,H6	4,771	1,542	1,024	7,337	1,000	4,532	(6,231)	6,638
Investments of long-term business and other operations:
Investment properties	10,712	35	10	10,757	—	—	—	10,757
Investments accounted for using the equity method	70	—	—	70	—	—	—	70
Financial investments:
Loans	3,115	4,110	1,233	8,458	1,256	—	—	9,714
Equity securities and portfolio holdings in unit trusts	36,722	38,036	11,997	86,755	594	—	—	87,349
Debt securitiesBS(c)	77,953	27,022	17,681	122,656	1,842	—	—	124,498
Other investments	4,568	2,376	470	7,414	78	17	—	7,509
Deposits	9,287	167	1,165	10,619	89	—	—	10,708

Total investmentsG1,H7,H8	142,427	71,746	32,556	246,729	3,859	17	—	250,605

Properties held for saleH9	—	3	—	3	—	—	—	3
Cash and cash equivalentsH10	2,965	271	1,977	5,213	1,735	309	—	7,257

Total assets	150,691	78,069	36,967	265,727	7,969	5,280	(6,231)	272,745

*
The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

B:    Summary of results (Continued)

	2011*
	Insurance operations
				Total insurance operations	Asset management operations E2	Unallocated to a segment (central operations)	Intra- group eliminations	31 Dec Group total
By operating segment	UK D2	US D3	Asia D4

	£m	£m	£m	£m	£m	£m	£m	£m
Equity and liabilities
Equity
Shareholders' equityH11	2,581	3,761	2,306	8,648	1,783	(1,867)	—	8,564
Non-controlling interests	33	—	5	38	5	—	—	43

Total equity	2,614	3,761	2,311	8,686	1,788	(1,867)	—	8,607

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilitiesH12	72,732	67,278	30,353	180,363	—	—	—	180,363
Investment contract liabilities with discretionary participation featuresG1	29,348	—	397	29,745	—	—	—	29,745
Investment contract liabilities without discretionary participation featuresG1	14,944	1,911	112	16,967	—	—	—	16,967
Unallocated surplus of with-profits funds (reflecting application of 'realistic' basis provisions for UK regulated with-profits funds)D2, H12	9,165	—	50	9,215	—	—	—	9,215

Total policyholder liabilities and unallocated surplus of with-profits funds	136,189	69,189	30,912	236,290	—	—	—	236,290

Core structural borrowings of shareholder-financed operations:G1,H13
Subordinated debt	—	—	—	—	—	2,652	—	2,652
Other	—	160	—	160	250	549	—	959

Total	—	160	—	160	250	3,201	—	3,611

Operational borrowings attributable to shareholder-financed operations	103	127	141	371	13	2,956	—	3,340
Borrowings attributable to with-profits operations	972	—	—	972	—	—	—	972
Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreementsH4,H14,H15	1,945	1,169	—	3,114	—	—	—	3,114
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	2,043	18	1,101	3,162	678	—	—	3,840
Deferred tax liabilities	1,349	1,818	506	3,673	5	251	—	3,929
Current tax liabilities	553	—	116	669	106	155	—	930
Accruals and deferred income	321	—	103	424	290	22	—	736
Other creditors	2,829	548	660	4,037	4,493	245	(6,231)	2,544
Provisions	266	13	47	326	133	70	—	529
Derivative liabilities	1,298	887	480	2,665	182	207	—	3,054
Other liabilities	209	379	590	1,178	31	40	—	1,249

Total	10,813	4,832	3,603	19,248	5,918	990	(6,231)	19,925

Total liabilities	148,077	74,308	34,656	257,041	6,181	7,147	(6,231)	264,138

Total equity and liabilities	150,691	78,069	36,967	265,727	7,969	5,280	(6,231)	272,745

*
The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

B:    Summary of results (Continued)

(b)   Group statement of financial position—additional analysis by business type

	2012							2011*
		Shareholder-backed business
	Participating funds	Unit-linked and variable annuity	Non- linked business	Asset management operations	Unallocated to a segment (central operations)	Intra- group eliminations	31 Dec Group total	31 Dec Group total

	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Intangible assets attributable to shareholders:
Goodwill	—	—	239	1,230	—	—	1,469	1,465
Deferred acquisition costs and other intangible assets	—	—	4,235	14	18	—	4,267	4,234

Total	—	—	4,474	1,244	18	—	5,736	5,699

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	178	—	—	—	—	—	178	178
Deferred acquisition costs and other intangible assets	78	—	—	—	—	—	78	89

Total	256	—	—	—	—	—	256	267

Total intangible assets	256	—	4,474	1,244	18	—	5,992	5,966

Deferred tax assets	114	—	2,041	107	52	—	2,314	2,276
Other non-investment and non-cash assets	3,133	508	9,692	1,051	3,766	(6,113)	12,037	6,638
Investments of long-term business and other operations:
Investment properties	8,659	622	1,599	—	—	—	10,880	10,757
Investments accounted for using the equity method	—	—	72	41	—	—	113	70
Financial investments:
Loans	2,709	—	7,913	1,199	—	—	11,821	9,714
Equity securities and portfolio holdings in unit trusts	25,105	73,860	923	70	—	—	99,958	87,349
Debt securities	62,002	9,504	66,751	1,846	—	—	140,103	124,498
Other investments	4,745	57	3,027	44	27	—	7,900	7,509
Deposits	9,470	1,396	1,703	84	—	—	12,653	10,708

Total investments	112,690	85,439	81,988	3,284	27	—	283,428	250,605

Properties held for sale	98	—	—	—	—	—	98	3
Cash and cash equivalents	1,721	1,310	1,788	1,083	482	—	6,384	7,257

Total assets	118,012	87,257	99,983	6,769	4,345	(6,113)	310,253	272,745

*
The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

B:    Summary of results (Continued)

	2012							2011*
		Shareholder-backed business
	Participating funds	Unit-linked and variable annuity	Non- linked business	Asset management operations E2	Unallocated to a segment (central operations)	Intra- group eliminations	31 Dec Group total	31 Dec Group total

	£m	£m	£m	£m	£m	£m	£m	£m
Equity and liabilities
Equity
Shareholders' equity	—	—	9,905	1,937	(1,483)	—	10,359	8,564
Non-controlling interests	1	—	4	—	—	—	5	43

Total equity	1	—	9,909	1,937	(1,483)	—	10,364	8,607

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	97,795	85,523	77,456	—	—	—	260,774	227,075
Unallocated surplus of with-profits funds	10,589	—	—	—	—	—	10,589	9,215

Total policyholder liabilities and unallocated surplus of with-profits funds	108,384	85,523	77,456	—	—	—	271,363	236,290

Core structural borrowings of shareholder-financed operations:
Subordinated debt	—	—	—	—	2,577	—	2,577	2,652
Other	—	—	153	275	549	—	977	959

Total	—	—	153	275	3,126	—	3,554	3,611

Operational borrowings attributable to shareholder-financed operations	—	1	159	1	2,084	—	2,245	3,340
Borrowings attributable to with-profits operations	1,033	—	—	—	—	—	1,033	972
Deferred tax liabilities	1,086	46	2,809	13	16	—	3,970	3,929
Other non-insurance liabilities	7,508	1,687	9,497	4,543	602	(6,113)	17,724	15,996

Total liabilities	118,011	87,257	90,074	4,832	5,828	(6,113)	299,889	264,138

Total equity and liabilities	118,012	87,257	99,983	6,769	4,345	(6,113)	310,253	272,745

*
The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

B:    Summary of results (Continued)

(b)   Reconciliation of movement in policyholder liabilities and unallocated surplus of with-profits funds

        A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of the Group from the beginning of the year to the end of the year is as follows:

	Insurance operations
	UK	US	Asia	Total

	£m	£m	£m	£m
At 1 January 2011	135,717	60,523	28,740	224,980
Comprising:

—Policyholder liabilities	125,530	60,523	28,674	214,727
—Unallocated surplus of with-profits funds	10,187	—	66	10,253

Premiums	6,988	12,914	5,079	24,981
Surrenders	(4,255)	(4,270)	(2,237)	(10,762)
Maturities/Deaths	(7,813)	(820)	(664)	(9,297)

Net flows	(5,080)	7,824	2,178	4,922
Shareholders' transfers post tax	(216)	—	(30)	(246)
Investment-related items and other movements	5,862	136	365	6,363
Foreign exchange translation differences	(94)	706	(341)	271

At 31 December 2011	136,189	69,189	30,912	236,290

Comprising:

—Policyholder liabilities	127,024	69,189	30,862	227,075
—Unallocated surplus of with-profits funds	9,165	—	50	9,215

At 1 January 2012	136,189	69,189	30,912	236,290
Premiums	8,340	14,907	5,620	28,867
Surrenders	(4,785)	(4,356)	(2,541)	(11,682)
Maturities/Deaths	(8,009)	(954)	(658)	(9,621)

Net flows	(4,454)	9,597	2,421	7,564
Shareholders' transfers post tax	(205)	—	(31)	(236)
Investment-related items and other movements	13,006	4,241	2,178	19,425
Foreign exchange translation differences	(98)	(3,678)	(816)	(4,592)
Acquisition of REALICnote Z	—	12,912	—	12,912

At 31 December 2012	144,438	92,261	34,664	271,363
Comprising:

—Policyholder liabilities	133,912	92,261	34,601	260,774
—Unallocated surplus of with-profits funds	10,526	—	63	10,589

Average policyholder liability balances*
2012	130,468	77,497	32,732	240,697
2011	126,277	64,856	29,768	220,901

*
Averages have been based on opening and closing balances and adjusted for acquisitions and disposals in the period and exclude unallocated surplus of with-profits funds.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

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

        The analysis includes the impact of premiums, claims and investment movements on policyholders' liabilities. The impact does not represent premiums, claims and investment movements as reported in the income statement. For example, the premiums shown above will exclude any deductions for fees/charges and claims represent the policyholder liabilities provision released rather than the claim amount paid to the policyholder.

(c)   Debt securities and loans

(i)    Information on the credit risks of debt securities

	2012						2011
	Insurance operations			Total insurance operations
					Asset management	Group total	Group total
	UK	US	Asia

	£m	£m	£m	£m	£m	£m	£m
S&P—AAA	9,200	187	785	10,172	1,046	11,218	12,593
S&P—AA+ to AA–	9,623	6,343	5,523	21,489	106	21,595	17,038
S&P—A+ to A–	23,000	7,728	3,282	34,010	206	34,216	31,161
S&P—BBB+ to BBB–	17,720	10,230	1,906	29,856	235	30,091	25,860
S&P—Other	3,043	1,173	3,132	7,348	37	7,385	6,346

	62,586	25,661	14,628	102,875	1,630	104,505	92,998

Moody's—Aaa	8,446	55	1,389	9,890	135	10,025	9,615
Moody's—Aa1 to Aa3	1,420	18	271	1,709	36	1,745	806
Moody's—A1 to A3	927	21	169	1,117	—	1,117	1,352
Moody's—Baa1 to Baa3	1,385	56	375	1,816	12	1,828	1,228
Moody's—Other	307	13	112	432	—	432	318

	12,485	163	2,316	14,964	183	15,147	13,319

Implicit ratings of MBS based on NAIC valuations (see below)
—NAIC 1	—	2,934	—	2,934	—	2,934	2,577
—NAIC 2	—	207	—	207	—	207	147
—NAIC 3-6	—	321	—	321	—	321	368

	—	3,462	—	3,462	—	3,462	3,092

Fitch	527	184	533	1,244	21	1,265	1,039
Other	8,264	3,523	3,925	15,712	12	15,724	14,050

Total debt securities	83,862	32,993	21,402	138,257	1,846	140,103	124,498

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

31 December 2012

B:    Summary of results (Continued)

regulatory ratings detail issued by the National Association of Insurance Commissioners (NAIC). These regulatory ratings levels were established by external third parties (PIMCO for residential mortgage-backed securities and BlackRock Solutions for commercial mortgage-backed securities). Notes D2(c), D3(c), D4(c) and E2 provide further details on the credit risks of debt securities by segment.

(ii)   Group's exposure to holdings in asset-backed securities

        The Group's exposure to holdings in asset-backed securities (ABS), which comprise residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), collateralised debt obligations (CDO) funds and other asset-backed securities, at 31 December 2012 is as follows:

	2012	2011

	£m	£m
Shareholder-backed operations:
UK insurance operations (2012: 34% AAA, 17% AA)note (i)	1,408	1,358
US insurance operationsnote D3	5,626	5,380
Asia insurance operationsnote (ii)	144	176
Asset management operationsnote (iii)	566	594

	7,744	7,508

With-profits operations:
UK insurance operations (2012: 60% AAA, 9% AA)note (i)	5,850	5,351
Asia insurance operationsnote (ii)	241	454

	6,091	5,805

Total	13,835	13,313

Notes

(i)
UK insurance operations

All of the exposure of the shareholder-backed business relates to the UK market and primarily relates to investments held by PRIL.

Of the £5,850 million (2011: £5,351 million) relating to with-profit business, £1,697 million (2011: £1,314 million) relates to exposure to the US and with the remaining exposure being primarily to the UK market.

(ii)
Asia insurance operations

The Asia insurance operations' exposure to asset-backed securities is primarily held by the with-profits operations. Of the £241 million, 63 per cent (2011: £454 million, 75 per cent) are investment grade.

(iii)
Asset management operations

Asset management operations' exposure to asset-backed securities is held by Prudential Capital with no sub-prime exposure. Of the £566 million, 77 per cent (2011: £595 million, 77 per cent) are graded AAA.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

B:    Summary of results (Continued)

(iii)   Group sovereign debt exposure

        The exposures held by the shareholder-backed business and with-profits funds in sovereign debts and bank debt securities at 31 December 2012 are given within the Risk and Capital Management section of Item 4 'Information on the Company—Group Risk Framework' under Credit Risk.

(iv)  Loans

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

C:    Group risk management

        Disclosures concerning the Group's risk framework and the management of the risk attached to the Group's financial instruments and insurance liabilities, together with the inter-relationship with the management of capital have been included in the audited sections of the Risk and Capital Management disclosure in Item 4 'Information on the Company—Group Risk Framework'. Additional disclosures are shown in section D1.

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

31 December 2012

D:    Life assurance business (Continued)

        The insurance contracts of the Group's shareholder-backed business fall broadly into the following categories:

  •
  UK insurance operations

  —
  bulk and individual annuity business, and other categories of non-participating UK business;

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

        Contracts of the Group, which are classified as investment contracts that do not contain discretionary participation features, can be summarised as:

  •
  UK

  —
  certain unit-linked savings and similar contracts;

  •
  Jackson

  —
  Guaranteed Investment Contracts (GICs) and funding agreements - minor amounts of 'annuity certain' contracts; and

  •
  Prudential Corporation Asia

  —
  minor amounts for a number of small categories of business.

(b)   Concentration of risk

(i)    Business accepted

        The Group's exposure to life assurance risks is well diversified. This is achieved through the geographical spread of the Group's operations and, within those operations, through a broad mix of product types.

        As part of the risk management framework, the Group regularly monitors concentration of risk using a variety of risk monitoring tools, including scenario testing and sensitivity analysis of the Group's capital and profitability metrics involving IGD, Group economic capital, EEV and IFRS, to help identify concentrations of risks by risk types, products and business units, as well as the benefits of diversification of risks.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

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

(ii)   Ceded business

        The Group cedes certain business to other insurance companies. Although the ceding of insurance does not relieve the Group of liability to its policyholders, the Group participates in such agreements for the purpose of managing its loss exposure. The Group evaluates the financial condition of its reinsurers and monitors concentration of credit risk from similar geographic regions, activities or economic characteristics of the reinsurers to minimise its exposure from reinsurer insolvencies. At 31 December 2012 the reinsurers' share of insurance contract liabilities was £6,859 million (2011: £1,344 million). The increase arises from the acquisition of REALIC. Further details are shown in note D3(f) and I1. At 31 December 2012, 97 per cent (2011: 91 per cent) of the reinsurance recoverable insurance assets were ceded by the Group's UK and US operations, of which 92 per cent (2011: 94 per cent) of the balance were from reinsurers with Standard & Poor's rating A- and above.

(c)   Guarantees

        Notes D2(d), D3(d) and D4(d) provide details of guarantee features of the Group's life assurance products. In the UK, guarantees of the with-profits products are valued for accounting purposes on a market consistent basis for 2012 as described in section D2(e)(ii). The UK business also has products with guaranteed annuity option features, mostly within Scottish Amicable Insurance Fund (SAIF), as described in section D2(d). There is little exposure to financial options and guarantees in the shareholder-backed business of the UK operations. The US business annuity products have a variety of option and guarantee features as described in section D3(d). Jackson's derivative programme seeks to manage the exposures as described in section D3(h).

(d)   Sensitivity of EEV shareholders' basis profit and equity to market and other risks

        The Group prepares supplementary EEV basis financial statements for half-yearly and annual publication. These statements include sensitivity disclosures which are part of the market risk information provided to key management.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

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

        The most significant items for which the IFRS shareholders' profit or loss and shareholders' equity for the Group's life assurance business is sensitive to these variables are shown in the following tables. The distinction between direct and indirect exposure is not intended to indicate the relative size of the sensitivity.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

Market and credit risk
Type of business	Investments/ derivatives	Liabilities/ unallocated surplus	Other exposure	Insurance and lapse risk
UK insurance operations (see also section D2(h))
With-profits business (including Prudential Annuities Limited)	Net neutral direct exposure (Indirect exposure only)		Investment performance subject to smoothing through declared bonuses	Persistency risk to future shareholder transfers

SAIF sub-fund	Net neutral direct exposure (Indirect exposure only)		Asset management fees earned by M&G

Unit-linked business	Net neutral direct exposure (Indirect exposure only)		Investment performance through asset management fees	Persistency risk

Asset/liability mismatch risk

Shareholder-backed annuity business	Credit risk for assets covering liabilities and shareholder capital Interest rate risk for assets in excess of liabilities ie assets representing shareholder capital			Mortality experience and assumptions for longevity

US insurance operations (see also section D3(h))
All business	Currency risk			Persistency risk

Variable annuity business	Net effect of market risk arising from incidence of guarantee features and variability of asset management fees offset by derivative hedging programme

Fixed indexed annuity business	Derivative hedge programme to the extent not fully hedged against liability and fund performance	Incidence of equity participation features

Fixed indexed annuities, Fixed annuities and GIC business	Credit risk Interest rate risk
	Profit and loss and shareholders' equity are volatile for these risks as they affect the values of derivatives and embedded derivatives and impairment losses. In addition, shareholders' equity is volatile for the incidence of these risks on unrealised appreciation of fixed income securities classified as available-for-sale under IAS 39		Spread difference between earned rate and rate credited to policyholders	Lapse risk, but the effects of extreme events are mitigated by the application of market value adjustments and by the use of swaption contracts

Asia insurance operations (see also section D4(h))
All business	Currency risk			Mortality and morbidity risk Persistency risk

With-profits business	Net neutral direct exposure (Indirect exposure only)		Investment performance subject to smoothing through declared bonuses

Unit-linked business	Net neutral direct exposure (Indirect exposure only)		Investment performance through asset management fees

Asset/liability mismatch risk

Non-participating business	Credit risk	Interest rates for those operations where the basis of insurance liabilities is sensitive to current market movements
Interest rate and price risk

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

(ii)   IFRS shareholder results—Exposures for market and other risk

Key Group exposures

        Detailed analyses of sensitivity of IFRS basis profit or loss and shareholders' equity to key market and other risks are provided in notes D2(h), D3(h), D4(h) and E4. The sensitivity analyses provided show the effect on profit or loss and shareholders' equity to changes in the relevant risk variables, all of which are reasonably possible at the relevant balance sheet date. Other features to note are as follows.

UK

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

US

        For Jackson at the level of operating profit based on longer-term investment returns, the results are sensitive to market conditions to the extent of income earned on spread-based products and second order equity-based exposure in respect of variable annuity asset management fees. Further information is given below in note D3h(iv).

        Jackson's derivative programme is used to manage interest rate risk associated with a broad range of products and equity market risk attaching to its equity-based products. Movements in equity markets, interest rates and credit spreads materially affect the carrying value of derivatives which are used to manage the liabilities to policyholders and backing investment assets. Combined with the use of US GAAP measurement (as 'grandfathered' under IFRS 4) for the insurance contracts assets and liabilities which is largely insensitive to current period market movements, the Jackson total profit (ie including short-term fluctuations in investment returns) is very sensitive to market movements. In addition to these effects the Jackson shareholders' equity is sensitive to the impact of interest rate and credit spread movements on the value of fixed income securities. Movements in unrealised appreciation on these securities are included as movement in shareholders' equity (ie outside the income statement). See D3(h) for details of the hedging.

Asia

        For Asia operations, the operating profit based on longer-term investment returns is mainly affected by the impact of market levels on unit-linked business persistency, and other insurance risks.

        At the total IFRS profit level the Asia result is affected by short-term value movements on the asset portfolio for non-linked shareholder-backed business.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

Impact of diversification on risk exposure

        The Group enjoys significant diversification benefits. This arises because not all risk scenarios will happen at the same time and across all geographic regions. Relevant correlation factors include:

        Correlation across geographic regions

  •
  Financial risk factors

  •
  Non-financial risk factors

        Correlation across risk factors

  •
  Longevity risk

  •
  Expenses

  •
  Persistency

  •
  Other risks

        The effect of Group diversification across the Group's life businesses is to significantly reduce the aggregate standalone volatility risk to IFRS operating profit based on longer-term investment returns. The effect is almost wholly explained by the correlations across risk types, in particular longevity risk.

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

        In the years 2008 to 2012, claims paid on the Group's life assurance contracts including those classified as investment contracts under IFRS 4 ranged from £17 billion to £21 billion. Indicatively, it is to be expected that, of the Group's policyholder liabilities (excluding unallocated surplus) at 31 December 2012 of £260.8 billion, the amounts likely to be paid in 2013 will be of a similar magnitude.

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

        £97 billion of the £150 billion of investments are held by SAIF and the PAC WPSF. Shareholders are exposed only indirectly to value movements on these assets.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

	31 Dec 2012 £m						31 Dec 2011 £m
			Other funds and subsidiaries
	Scottish Amicable Insurance Fund note (iii)
By operating segment		PAC with- profits fund notes (i), (ii)	Unit- linked assets and liabilities	Annuity and other long-term business	Total	UK insurance operations Total	UK insurance operations Total

Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs and other intangible assets	—	—	—	105	105	105	113

Total	—	—	—	105	105	105	113

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	—	178	—	—	—	178	178
Deferred acquisition costs	—	6	—	—	—	6	6

Total	—	184	—	—	—	184	184

Total intangible assets	—	184	—	105	105	289	297

Deferred tax assets	1	113	—	69	69	183	231
Other non-investment and non-cash assets	369	2,440	385	2,230	2,615	5,424	4,771
Investments of long-term business and other operations:
Investment propertiesnote (iv)	500	8,159	622	1,571	2,193	10,852	10,712
Associate investments accounted for using the equity method	—	—	—	72	72	72	70
Financial investments:
Loansnote (v)	116	1,993	—	1,264	1,264	3,373	3,115
Equity securities and portfolio holdings in unit trusts	2,070	19,875	14,071	11	14,082	36,027	36,722
Debt securities	3,864	46,643	6,310	27,045	33,355	83,862	77,953
Other investmentsnote (vi)	283	3,958	10	325	335	4,576	4,568
Deposits	910	8,395	822	1,004	1,826	11,131	9,287

Total investments	7,743	89,023	21,835	31,292	53,127	149,893	142,427

Properties held for sale	—	98	—	—	—	98	—
Cash and cash equivalents	120	1,077	889	552	1,441	2,638	2,965

Total assets	8,233	92,935	23,109	34,248	57,357	158,525	150,691

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

	31 Dec 2012 £m						31 Dec 2011 £m
			Other funds and subsidiaries
	Scottish Amicable Insurance Fund note (iii)
By operating segment		PAC with- profits fund notes (i), (ii)	Unit- linked assets and liabilities	Annuity and other long-term business	Total	UK insurance operations Total	UK insurance operations Total

Equity and liabilities
Equity
Shareholders' equity	—	—	—	3,033	3,033	3,033	2,581
Non-controlling interests	—	1	—	—	—	1	33

Total equity	—	1	—	3,033	3,033	3,034	2,614

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	7,878	76,529	22,197	27,308	49,505	133,912	127,024
Unallocated surplus of with-profits funds (reflecting application of 'realistic' basis provisions for UK regulated with-profits funds)	—	10,526	—	—	—	10,526	9,165

Total	7,878	87,055	22,197	27,308	49,505	144,438	136,189

Operational borrowings attributable to shareholder-financed operations	—	—	1	126	127	127	103
Borrowings attributable to with-profits funds	17	1,016	—	—	—	1,033	972
Deferred tax liabilities	39	663	—	483	483	1,185	1,349
Other non-insurance liabilities	299	4,200	911	3,298	4,209	8,708	9,464

Total liabilities	8,233	92,934	23,109	31,215	54,324	155,491	148,077

Total equity and liabilities	8,233	92,935	23,109	34,248	57,357	158,525	150,691

Notes

(i)
For the purposes of this table and subsequent explanation, references to the WPSF also include, for convenience, the amounts attaching to the Defined Charges Participating Sub-fund which comprises 3.3 per cent of the total assets of the WPSF and includes the with-profits annuity business transferred to Prudential from the Equitable Life Assurance Society on 1 December 2007 (with assets of approximately £1.7 billion). Profits to shareholders on this with-profits annuity business emerge on a 'charges less expenses' basis and policyholders are entitled to 100 per cent of the investment earnings.

Included in the PAC with-profits fund is £13.3 billion (2011: £12.6 billion) of non-profits annuities liabilities.

(ii)
Excluding policyholder liabilities of the Hong Kong branch of PAC.

(iii)
SAIF is a separate sub-fund within the PAC long-term business fund.

(iv)
Investment properties

At 31 December 2012, the Group's UK insurance operations had £10,852 million (2011: £10,712 million) of investment

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

  properties. The following table shows the property portfolio by type of investment. The properties are shown at market value below in accordance with the policies described in note A3.

	2012		2011

	£m	%	£m	%
Office buildings	4,195	38.7	4,443	41.5
Shopping centres/commercial	4,389	40.4	4,315	40.3
Retail warehouses/industrial	1,624	15.0	1,406	13.1
Development	465	4.3	383	3.6
Other	179	1.6	165	1.5

Total	10,852	100.0	10,712	100.0

  47.6 per cent (2011: 42.9 per cent) of the UK held investment property is located in London and Southeast England with 35.4 per cent (2011: 41.1 per cent) located throughout the rest of the UK and the remaining 17.0 per cent (2011: 16.0 per cent) located overseas.

(v)
Loans

The loans of the Group's UK insurance operations comprise:

	2012	2011

	£m	£m
SAIF and PAC WPSF:
Mortgage loans*	1,311	1,036
Policy loans	16	20
Other loans**	782	917

Total SAIF and PAC WPSF loans	2,109	1,973

Shareholder-backed:
Mortgage loans*	1,259	1,137
Other loans	5	5

Total shareholder-backed loans	1,264	1,142

Total UK insurance operations loans	3,373	3,115

*
The mortgage loans are collateralised by properties. By carrying value, 86 per cent of the £1,259 million held for shareholder-backed business relates to lifetime (equity release) mortgage business which has an average loan to property value of 29 per cent.

**
Other loans held by the PAC with-profits fund are all commercial loans and comprise mainly syndicated loans.
(vi)
Other investments comprise:

	2012	2011

	£m	£m
Derivative assets*	1,349	1,461
Partnerships in investment pools and other**	3,227	3,107

	4,576	4,568

*
After including derivative liabilities of £1,007 million (2011: £1,298 million), which are also included in the statement of financial position, the overall derivative position was a net asset of £342 million (2011: £163 million).

**
Partnerships in investment pools and other comprise mainly investments held by the PAC with-profits fund. These investments are primarily investments in limited partnerships and additionally, investments in property funds.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

(b)   Reconciliation of movement in policyholder liabilities and unallocated surplus of with-profits funds

        A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of UK insurance operations from the beginning of the year to the end of the year is as follows:

		Other shareholder-backed funds and subsidiaries
	SAIF and PAC with-profits sub-fund	Unit-linked liabilities	Annuity and other long-term business	Total

	£m	£m	£m	£m
At 1 January 2011	91,773	21,671	22,273	135,717
Comprising:

— Policyholder liabilities	81,586	21,671	22,273	125,530
— Unallocated surplus of with-profits funds	10,187	—	—	10,187

Premiums	3,413	1,854	1,721	6,988
Surrenders	(2,285)	(1,851)	(119)	(4,255)
Maturities/Deaths	(5,551)	(655)	(1,607)	(7,813)

Net flowsnote (a)	(4,423)	(652)	(5)	(5,080)
Shareholders' transfers post tax	(216)	—	—	(216)
Switches	(237)	237	—	—
Investment-related items and other movementsnote (b)	3,338	25	2,499	5,862
Foreign exchange translation differences	(94)	—	—	(94)

At 31 December 2011 / 1 January 2012	90,141	21,281	24,767	136,189

Comprising:

— Policyholder liabilities	80,976	21,281	24,767	127,024
— Unallocated surplus of with-profits funds	9,165	—	—	9,165

Premiums	4,539	1,775	2,026	8,340
Surrenders	(2,200)	(2,378)	(207)	(4,785)
Maturities/Deaths	(5,664)	(658)	(1,687)	(8,009)

Net flowsnote (a)	(3,325)	(1,261)	132	(4,454)
Shareholders' transfers post tax	(205)	—	—	(205)
Switches	(236)	236	—	—
Investment-related items and other movementsnote (b)	8,656	1,941	2,409	13,006
Foreign exchange translation differences	(98)	—	—	(98)

At 31 December 2012	94,933	22,197	27,308	144,438

Comprising:

— Policyholder liabilities	84,407	22,197	27,308	133,912
— Unallocated surplus of with-profits funds	10,526	—	—	10,526

Average policyholder liability balances*
2012	82,691	21,739	26,038	130,468
2011	81,281	21,476	23,520	126,277

*
Averages have been based on opening and closing balances and exclude unallocated surplus of with-profits funds.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

Notes

(a)
Net outflows decreased from £5,080 million in 2011 to £4,454 million in 2012. An improvement in the net outflows of the with-profits business, following increased sales of with-profits bonds in the year, has been greater than the increase in outflows in the unit-linked business. The levels of inflows/outflows for unit-linked business is driven by the activity of corporate pension schemes with transfers in or out from only one or two schemes influencing the level of flows in the year. The net flows of negative £1,261 million in unit-linked business was a result of lower single premiums in and higher transfers out of this business in 2012.

(b)
Investment-related items and other movements of £13,006 million across fund types reflected the continued strong performance of UK equity markets in 2012, as well as investment gains from debt securities following falling bond yields, and other asset classes.

(c)   Information on credit risk of debt securities

        The following table summarises by rating the securities held by UK insurance operations as at 31 December 2012 and 2011:

(i)
UK insurance operations

	31 Dec 2012 £m						31 Dec 2011 £m
			Other funds and subsidiaries
	Scottish Amicable Insurance Fund	PAC with- profits fund	Unit- linked assets	PRIL	Other annuity and long-term business	Total	Total

S&P—AAA	441	4,716	582	3,023	438	9,200	9,928
S&P—AA+ to AA-	527	4,908	829	3,041	318	9,623	8,647
S&P—A+ to A-	1,031	12,345	1,805	6,934	885	23,000	21,474
S&P—BBB+ to BBB-	911	10,614	1,340	4,210	645	17,720	15,746
S&P—Other	224	2,358	115	307	39	3,043	3,175

	3,134	34,941	4,671	17,515	2,325	62,586	58,970

Moody's—Aaa	241	3,780	1,239	2,557	629	8,446	7,945
Moody's—Aa1 to Aa3	41	538	106	622	113	1,420	651
Moody's—A1 to A3	32	505	26	321	43	927	1,008
Moody's—Baa1 to Baa3	54	818	113	370	30	1,385	1,030
Moody's—Other	15	224	30	30	8	307	242

	383	5,865	1,514	3,900	823	12,485	10,876

Fitch	20	295	26	165	21	527	492
Other	327	5,542	99	2,157	139	8,264	7,615

Total debt securities	3,864	46,643	6,310	23,737	3,308	83,862	77,953

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

        Where no external ratings are available, internal ratings produced by the Group's asset management operation, which are prepared on the Company's assessment of a comparable basis to external ratings, are used where possible. The £8,264 million total debt securities held at 31 December 2012 (2011: £7,615 million) which are not externally rated are either internally rated or unrated. These are analysed as follows:

	2012	2011

	£m	£m
Internal ratings or unrated:
AAA to A-	3,150	2,726
BBB to B-	3,752	3,773
Below B- or unrated	1,362	1,116

Total	8,264	7,615

        The majority of unrated debt security investments were held in SAIF and the PAC with-profits sub-fund and relate to convertible debt and other investments which are not covered by ratings analysts nor have an internal rating attributed to them. Of the £2,296 million PRIL and other annuity and long-term business investments which are not externally rated, £6 million were internally rated AAA, £429 million AA, £737 million A, £895 million BBB, £115 million BB and £114 million were internally rated B+ and below or unrated.

        During 2011 Standard and Poor's withdrew its ratings of debt securities issued by a number of Sovereigns. Where these are no longer available Moody's ratings have been used. This primarily impacts the UK and Asia insurance operations.

        As detailed in note D2(h) below, the primary sensitivity of IFRS basis profit or loss and shareholders' equity relates to non-linked shareholder-backed business which is represented by 'PRIL' and 'other annuity and long-term business' in the table above.

(d)   Products and guarantees

        Prudential's long-term products in the UK consist of life insurance, pension products and pension annuities.

        These products are written primarily in:

  •
  One of three separate sub-funds of the PAC long-term fund, namely the with-profits sub-fund (WPSF), SAIF, and the non-profit sub-fund;

  •
  Prudential Annuities Limited (PAL), which is owned by the PAC with-profits sub-fund;

  •
  Prudential Retirement Income Limited (PRIL), a shareholder-owned subsidiary; or

  •
  Other shareholder-backed subsidiaries writing mainly non-profit unit-linked business.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

(i)    With-profits products and PAC with-profits sub-fund

        Within the statement of financial position of UK insurance operations at 31 December 2012, as shown in note D2(a), there are policyholder liabilities and unallocated surplus of £87.1 billion (2011: £81.6 billion) that relate to the WPSF. These amounts include the liabilities and capital of Prudential Annuities Limited, a wholly owned subsidiary of the fund. The WPSF mainly contains with-profits business but it also contains some non-profit business (unit-linked, term assurances and annuities). The WPSF's profits are apportioned 90 per cent to its policyholders and 10 per cent to shareholders as surplus for distribution is determined via the annual actuarial valuation.

        The WPSF held a provision of £47 million at 31 December 2012 (2011: £90 million) to honour guarantees on a small amount of guaranteed annuity products. SAIF's exposure to guaranteed annuities is described below.

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

Regular bonus rates

        For regular bonuses, the bonus rates are determined for each type of policy primarily by targeting the bonus level at a prudent proportion of the long-term expected future investment return on underlying assets. The expected future investment return is reduced as appropriate for each type of policy to allow for items such as expenses, charges, tax and shareholders' transfers. However, the rates declared may differ by product type, or by the date of payment of the premium, or date of issue of the policy, or if the accumulated annual bonuses are particularly high or low, relative to a prudent proportion of the achieved investment return.

        When target bonus levels change the PAC board of directors (PAC Board) has regard to the overall strength of the long-term fund when determining the length of time over which it will seek to achieve the amended prudent target bonus level.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

        In normal investment conditions, PAC expects changes in regular bonus rates to be gradual over time. However, the PAC Directors retain the discretion whether or not to declare a regular bonus each year, and there is no limit on the amount by which regular bonus rates can change.

Final bonus rates

        A final bonus which is normally declared yearly, may be added when a claim is paid or when units of a unitised product are realised.

        The rates of final bonus usually vary by type of policy and by reference to the period, usually a year, in which the policy commences or each premium is paid. These rates are determined by reference to the asset shares for the sample policies but subject to the smoothing approach as explained below.

        In general, the same final bonus scale applies to maturity, death and surrender claims except that:

  •
  The total surrender value may be impacted by the application of a Market Value Reduction for accumulating with-profits policies and is the surrender bases for conventional with-profits business; and

  •
  For the SAIF and Scottish Amicable, the final bonus rates applicable on surrender may be adjusted to reflect expected future bonus rates.

Application of significant judgement

        The application of the above method for determining bonuses requires the PAC Board to apply significant judgement in many respects, including in particular the following:

  •
  Determining what constitutes fair treatment of customers: Prudential is required by UK law and regulation to consider the fair treatment of its customers in setting bonus levels. The concept of determining what constitutes fair treatment, while established by statute, is not defined;

  •
  Smoothing of investment returns: This is an important feature of with-profits products. Determining when particular circumstances, such as a significant rise or fall in market values, warrant variations in the standard bonus smoothing limits that apply in normal circumstances requires the PAC Board to exercise significant judgement; and

  •
  Determining at what level to set bonuses to ensure that they are competitive: The overall return to policyholders is an important competitive measure for attracting new business.

Key assumptions

        As noted above, the overall rate of return on investments and the expectation of future investment returns are the most important influences in bonus rates, subject to the smoothing described below. Prudential determines the assumptions to apply in respect of these factors, including the effects of reasonably likely changes in key assumptions, in the context of the overarching discretionary and smoothing framework that applies to its with-profits business as described above. As such, it is not possible to specifically quantify the effects of each of these assumptions, or of reasonably likely changes in these assumptions.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

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

        Accordingly, Prudential's PPFM contains an explanation of how it determines regular and final bonus rates within the discretionary framework that applies to all with-profits policies, subject to the general legislative requirements applicable. The purpose of Prudential's PPFM is therefore to:

  •
  explain the nature and extent of the discretion available,

  •
  show how competing or conflicting interests or expectations of different groups and generations of policyholders, and policyholders and shareholders are managed so that all policyholders and shareholders are treated fairly, and

  •
  provide a knowledgeable observer (eg a financial adviser) with an understanding of the material risks and rewards from starting and continuing to invest in a with-profits policy with Prudential.

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

        The degree of smoothing is illustrated numerically by comparing in the following table the relatively 'smoothed' level of policyholder bonuses declared as part of the surplus for distribution, with the more

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

volatile movement in investment return and other items of income and expenditure of the UK component of the PAC with-profits fund for each year presented.

	2012	2011	2010

	£m	£m	£m
Net income of the fund:
Investment return	8,350	4,094	8,815

Claims incurred	(6,857)	(6,411)	(6,390)
Movement in policyholder liabilities	(3,989)	(614)	(4,301)
Add back policyholder bonuses for the year (as shown below)	1,865	1,945	2,019

Claims incurred and movement in policyholder liabilities (including charge for provision for asset shares and excluding policyholder bonuses)	(8,981)	(5,080)	(8,672)
Earned premiums, net of reinsurance	4,558	3,404	3,148
Other income	39	17	9
Acquisition costs and other expenditure	(740)	(696)	(600)
Tax charge	(292)	(63)	(528)

Net income of the fund before movement in unallocated surplus	2,934	1,676	2,172
Movement in unallocated surplus	(863)	485	70

Surplus for distribution	2,071	2,161	2,242

Surplus for distribution allocated as follows:
—90% policyholders' bonus (as shown above)	1,865	1,945	2,019
—10% shareholders' transfers	206	216	223

	2,071	2,161	2,242

(ii)   Annuity business

        Prudential's conventional annuities include level, fixed-increase and inflation-linked annuities, the link being to the Retail Prices Index (RPI) in the majority of cases. They are mainly written within the subsidiaries PAL, PRIL, the PAC non profit sub-fund and the PAC with-profits sub-fund, but there are some annuity liabilities in Prudential Pensions Limited and SAIF.

        Prudential's fixed-increase annuities incorporate automatic increases in annuity payments by fixed amounts over the policyholder's life. The RPI annuities that Prudential offers provide for a regular annuity payment to which an additional amount is added periodically based on the increase in the UK RPI.

        Prudential's with-profits annuities, which are written in the WPSF, combine the income features of annuity products with the investment smoothing features of with-profits products and enable policyholders to obtain exposure to investment return on the WPSF's equity shares, property and other investment categories over time. Policyholders select a "required smoothed return" bonus from the specific range Prudential offers for the particular product. The amount of the annuity payment each year

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

depends upon the relationship between the required smoothed return bonus rate selected by the policyholder when the product is purchased and the smoothed return bonus rates Prudential subsequently declares each year during the term of the product. If the total bonus rates fall below the anticipated rate, then the annuity income falls.

        At 31 December 2012, £41.7 billion (2011: £38.3 billion) of investments relate to non-profit annuity business of the PAC WPSF (including PAL) and the annuity business of PRIL. These investments are predominantly in debt securities (including retail price index-linked bonds to match retail price index-linked annuities), loans, deposits and property, and are duration matched with the estimated duration of the liabilities they support.

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

        The process for determining policyholder bonuses of SAIF with-profits policies, which constitute the vast majority of obligations of the funds, is similar to that for the with-profits policies of the WPSF. However, in addition, the surplus assets in SAIF are allocated to policies in an orderly and equitable distribution over time as enhancements to policyholder benefits ie in excess of those based on asset share.

        Provision is made for the risks attaching to some SAIF unitised with-profits policies that have (Market Value Reduction) MVR-free dates and for those SAIF products which have a guaranteed minimum benefit on death or maturity of premiums accumulated at 4 per cent per annum.

        The Group's main exposure to guaranteed annuities in the UK is through SAIF and a provision of £371 million was held in SAIF at 31 December 2012 (2011: £370 million) to honour the guarantees. As SAIF is a separate sub-fund solely for the benefit of policyholders of SAIF, this provision has no impact on the financial position of the Group's shareholders' equity.

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

31 December 2012

D:    Life assurance business (Continued)

(e)   Process for setting assumptions and determining contract liabilities

(i)    Overview

        The calculation of the contract liabilities involves the setting of assumptions for future experience. This is done following detailed review of the relevant experience including in particular mortality, expenses, tax, economic assumptions and, where applicable, persistency.

        For with-profits business written in the WPSF or SAIF, a market consistent valuation is performed (as described in section (ii) below). Additional assumptions required are for persistency and the management actions under which the fund is managed. Assumptions used for a market-consistent valuation typically do not contain margins, whereas those used for the valuation of other classes of business do.

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

        For non-profit business excluding unit-linked business, the valuation interest rates used to discount the liabilities are based on the yields as at the valuation date on the assets backing the technical provisions. For fixed interest securities the gross redemption yield is used except for the PAL (including the business recaptured by PAC WPSF in 2011) and PRIL annuity business where the internal rate of return of the assets backing the liabilities is used. Properties are valued using the rental yield, and for equities it is the greater of the dividend yield and the average of the dividend yield and the earnings yield. An adjustment is made to the yield on non-risk-free fixed interest securities and property to reflect credit risk. To calculate the non-unit reserves for linked business, assumptions have been set for the gross unit growth rate and the rate of inflation of maintenance expenses, as well as for the valuation interest rate as described above.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

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

        The FSA's Peak 2 calculation under the realistic regime requirement is explained further in note A3 (2)(a) under the UK regulated with-profits section.

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

        The additional yield received on corporate bonds relative to swaps can be broken into the following constituent parts:

  (a)
  the expected level of future defaults,

  (b)
  the credit risk premium that is required to compensate for the potential volatility in default levels,

  (c)
  the liquidity premium that is required to compensate for the lower liquidity of corporate bonds relative to swaps, and

  (d)
  the mark to market risk premium that is required to compensate for the potential volatility in corporate bond spreads (and hence market values) at the time of sale.

        The sum of (c) and (d) is often referred to as 'liquidity premium'.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

        The allowance for credit risk comprises (i) an amount for long-term best estimate defaults, and (ii) additional provisions for credit risk premium, downgrade resilience and short-term defaults.

        The weighted components of the bond spread over swap rates for shareholder-backed fixed and linked annuity business for PRIL at 31 December 2012 , 31 December 2011 and 31 December 2010, based on the asset mix at the relevant balance sheet date are shown below.

31 December 2012	Pillar 1 regulatory basis	Adjustment from regulatory to IFRS basis	IFRS

	(bps)	(bps)	(bps)
Bond spread over swap ratesnote (i)	161	—	161

Credit risk allowance
Long-term expected defaultsnote (ii)	15	—	15
Additional provisionsnote (iii)	50	(23)	27

Total credit risk allowance	65	(23)	42

Liquidity premium	96	23	119

31 December 2011	Pillar 1 regulatory basis	Adjustment from regulatory to IFRS basis	IFRS

	(bps)	(bps)	(bps)
Bond spread over swap ratesnote (i)	201	—	201

Credit risk allowance
Long-term expected defaultsnote (ii)	15	—	15
Additional provisionsnote (iii)	51	(24)	27

Total credit risk allowance	66	(24)	42

Liquidity premium	135	24	159

31 December 2010	Pillar 1 regulatory basis	Adjustment from regulatory to IFRS basis	IFRS

	(bps)	(bps)	(bps)
Bond spread over swap ratesnote (i)	160	—	160

Credit risk allowance
Long-term expected defaultsnote (ii)	16	—	16
Additional provisionsnote (iii)	52	(26)	26

Total credit risk allowance	68	(26)	42

Liquidity premium	92	26	118

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

Notes

(i)
Bond spread over swap rates reflect market observed data.

(ii)
Long-term expected defaults are derived by applying Moody's data from 1970 to 2009 and the definition of the credit rating used is the second highest credit rating published by Moody's, Standard and Poor's and Fitch.

(iii)
Additional provisions comprise credit risk premium, which is derived from Moody's data from 1970 to 2009, an allowance for a one-notch downgrade of the portfolio subject to credit risk and an additional allowance for short-term defaults.

        The prudent Pillar 1 regulatory basis reflects the overriding objective of maintaining sufficient provisions and capital to ensure payments to policyholders can be made. The approach for IFRS aims to establish liabilities that are closer to 'best estimate'.

Movement in the credit risk allowance for PRIL for the year ended 31 December 2012

        The movement during 2012 of the average basis points allowance for PRIL on Pillar 1 regulatory and IFRS bases are as follows:

	Pillar 1 Regulatory basis Total	IFRS Total

	(bps)	(bps)
Total allowance for credit risk at 31 December 2011	66	42
Credit rating changes	3	2
Asset trading	1	1
New business and other	(5)	(3)

Total allowance for credit risk at 31 December 2012	65	42

        For periods prior to full year 2011, favourable credit experience was retained in short-term allowances for credit risk on both the Pillar 1 and IFRS bases. From full year 2011 onwards the methodology applied is to continue to retain such surplus experience in the IFRS credit provisions but not for Pillar 1.

        Overall the movement has led to the credit allowance for Pillar 1 purposes to be 40 per cent (2011: 33 per cent) of the bond spread over swap rates. For IFRS purposes it represents 26 per cent (2011: 20 per cent) of the bond spread over swap rates.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

        The reserves for credit risk allowance at 31 December 2012 for the UK shareholder annuity fund were as follows:

	Pillar 1 Regulatory basis Total	IFRS Total

	£bn	£bn
PRIL	1.9	1.2
PAC non-profit sub-fund	0.2	0.1

Total—31 December 2012	2.1	1.3

Total—31 December 2011	2.0	1.3

Total—31 December 2010	1.8	1.1

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

        In 2009, Prudential's annuity business liabilities were determined using the Continuous Mortality Investigation (CMI) medium cohort projections with a floor. Since 2009 new mortality projection models have been released annually by the CMI. The CMI 2009 model was used to produce the 2010 and 2011 results, with calibration to reflect an appropriate view of future mortality improvements. The CMI 2011 model was used to produce the 2012 results, again with calibration to reflect an appropriate view of future mortality improvements.

        The tables and range of percentages used are set out in the following tables:

	Non-profit annuities within the WPSF (including PAL)		PRIL
2012	Males	Females	Males	Females

In payment	93%—99% PCMA00 with future improvements in line with Prudential's own calibration of the CMI 2011 mortality model, with a long-term improvement rate of 2.25%.	89%—101% PCFA00 with future improvements in line with Prudential's own calibration of the CMI 2011 mortality model, with a long-term improvement rate of 1.50%.	92%—96% PCMA00 with future improvements in line with Prudential's own calibration of the CMI 2011 mortality model, with a long-term improvement rate of 2.25%.	84%—97% PCFA00 with future improvements in line with Prudential's own calibration of the CMI 2011 mortality model, with a long-term improvement rate of 1.50%.
In deferment	AM92 minus 4 years	AF92 minus 4 years	AM92 minus 4 years	AF92 minus 4 years

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

	Non-profit annuities within the WPSF (including PAL)		PRIL
2011	Males	Females	Males	Females

In payment	92%—98% PCMA00 with future improvements in line with Prudential's own calibration of the CMI 2009 mortality model, with a long term improvement rate of 2.25%.	88%—100% PCFA00 with future improvements in line with Prudential's own calibration of the CMI 2009 mortality model, with a long term improvement rate of 1.25%.	93%—94% PCMA00 with future improvements in line with Prudential's own calibration of the CMI 2009 mortality model, with a long term improvement rate of 2.25%.	84%—96% PCFA00 with future improvements in line with Prudential's own calibration of the CMI 2009 mortality model, with a long term improvement rate of 1.25%.
In deferment	AM92 minus 4 years	AF92 minus 4 years	AM92 minus 4 years	AF92 minus 4 years

	Non-profit annuities within the WPSF (including PAL)		PRIL
2010	Males	Females	Males	Females

In payment	92%—98% PCMA00 with future improvements in line with Prudential's own calibration of the CMI 2009 mortality model, with a long term improvement rate of 2.25%.	88%—100% PCFA00 with future improvements in line with Prudential's own calibration of the CMI 2009 mortality model, with a long term improvement rate of 1.25%.	94%—95% PCMA00 with future improvements in line with Prudential's own calibration of the CMI 2009 mortality model, with a long term improvement rate of 2.25%.	86%—97% PCFA00 with future improvements in line with Prudential's own calibration of the CMI 2009 mortality model, with a long term improvement rate of 1.25%.
In deferment	AM92 minus 4 years	AF92 minus 4 years	AM92 minus 4 years	AF92 minus 4 years

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

        For those contracts where the level of insurance risk is insignificant, the assets and liabilities arising under the contracts are distinguished between those that relate to the financial instrument liability and acquisition costs and deferred income that relate to the component of the contract that relates to investment management. Acquisition costs and deferred income are recognised consistent with the level of service provision in line with the requirements of IAS 18.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

(f)   Reinsurance

        The Group's UK insurance business cedes only minor amounts of business outside the Group. During 2012, reinsurance premiums for externally ceded business were £135 million (2011: £132 million; 2010: £128 million) and reinsurance recoverable assets were £608 million (2011: £589 million) in aggregate. The gains and losses recognised in profit and loss for the 2012, 2011 and 2010 contracts were immaterial.

(g)   Effect of changes in assumptions used to measure insurance assets and liabilities

Credit risk

        There has been no change of approach in the setting of assumption levels.

        However, changes in the portfolio have given rise to altered levels of credit risk allowance as set out in note D2 (e)(iii).

2012

Other operating assumption changes

        In 2012, for the shareholder-backed business, the net effect of assumption changes other than the allowance for credit risk described above was a charge to shareholder results of £17 million. This comprises the aggregate effect of strengthening of mortality assumptions for the annuity business, offsetting releases of margins and altered expenses and other assumptions.

        For the with-profits sub-fund, the aggregate effect of assumption changes in 2012 was a net charge to unallocated surplus of £90 million, relating to changes in mortality and offsetting releases of margins, expense, persistency and economic assumptions.

2011

Other operating assumption changes

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

2010

Other operating assumptions changes

        A new mortality projection model was applied in 2010 to determine Prudential's annuity business.

        The net effect of applying the new model, releases of margins, and changes to other related mortality assumptions for shareholder-backed business is a credit of £8 million. With a £38 million

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

benefit from altered expense assumptions the overall credit for shareholder-backed business is £46 million.

        For the with-profits sub-fund, the aggregate effect of assumption changes in 2010 was a net charge to unallocated surplus of £62 million, relating to changes in mortality, expense, persistency and economic assumptions.

(h)   Exposure and sensitivity of IFRS basis profit or loss and shareholders' equity to market and other risks

(i)    With-profits business

SAIF

        Shareholders have no interest in the profits of the ring-fenced fund of SAIF but are entitled to the asset management fees paid on the assets of the fund.

With-profits sub-fund business

        Shareholder UK results of UK with-profits business (including non-participating annuity business of the WPSF and of Prudential Annuities Limited (PAL), which is owned by the WPSF) are only sensitive to market risk through the indirect effect of investment performance on declared policyholder bonuses.

        The investment assets of PAC with-profits funds are subject to market risk. Changes in their carrying value, net of related changes to asset-share liabilities of with-profit contracts, affect the level of unallocated surplus of the fund. Therefore, the level of unallocated surplus is particularly sensitive to the level of investment returns on the portion of the assets that represents surplus. The effects for 2012 and 2011 are demonstrated in note D5. However, as unallocated surplus is accounted for as a liability under IFRS, movements in its value do not affect shareholders' profit and equity.

        The shareholder results of the UK with-profits fund correspond to the shareholders' share of the cost of bonuses declared on the with-profits business which is currently one-ninth of the cost of bonuses declared. Investment performance is a key driver of bonuses, and hence the shareholders' share of the cost of bonuses. Due to the 'smoothed' basis of bonus declaration, the sensitivity to investment performance in a single year is low relative to movements in the period to period performance. However, over multiple periods, it is important.

        Mortality and other insurance risk are relatively minor factors in the determination of the bonus rates. Adverse persistency experience can affect the level of profitability from with-profits but in any given one year, the shareholders' share of cost of bonus may only be marginally affected. However, altered persistency trends may affect future expected shareholder transfers.

(ii)   Shareholder-backed annuity business

        The principal items affecting the IFRS results of the UK shareholder-backed annuity business are mortality experience and assumptions, and credit risk. The assets covering the liabilities are principally debt securities and other investments that are held to match the expected duration and payment

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

characteristics of the policyholder liabilities. These liabilities are valued for IFRS reporting purposes by applying discount rates that reflect the market rates of return attaching to the covering assets.

        Asset/liability duration matching is reviewed regularly. Except to the extent of any asset/liability duration mismatch and exposure to credit risk, the sensitivity of the Group's results to market risk for movements in the carrying value of the liabilities and covering assets is broadly neutral on a net basis.

        The main market risk sensitivity for the UK shareholder-backed annuity business arises from interest rate risk on the debt securities which substantially represent shareholders' equity. This shareholders' equity comprises the net assets held within the long-term fund of the company that cover regulatory basis liabilities that are not recognised for IFRS reporting purposes, for example contingency reserves, and shareholder capital held outside the long-term fund.

        In summary, profits from shareholder-backed annuity business are most sensitive to:

  •
  The extent to which the duration of the assets held closely matches the expected duration of the liabilities under the contracts;

  •
  Actual versus expected default rates on assets held;

  •
  The difference between long-term rates of return on corporate bonds and risk-free rates;

  •
  The variance between actual and expected mortality experience;

  •
  The extent to which changes to the assumed rate of improvements in mortality give rise to changes in the measurement of liabilities; and

  •
  Changes in renewal expense levels.

        A decrease in assumed mortality rates of 1 per cent would decrease gross profits by approximately £74 million (2011: £64 million; 2010: £53 million). A decrease in credit default assumptions of five basis points would increase gross profits by £157 million (2011: £137 million; 2010: £119 million). A decrease in renewal expenses (excluding asset management expenses) of 5 per cent would increase gross profits by £25 million (2011: £25 million; 2010: £23 million). The effect on profits would be approximately symmetrical for changes in assumptions that are directionally opposite to those explained above.

(iii)   Unit-linked and other business

        Unit-linked and other business represents a comparatively small proportion of the in-force business of the UK insurance operations.

        Due to the matching of policyholder liabilities to attaching asset value movements the UK unit-linked business is not directly affected by market or credit risk liabilities of other business and are also broadly insensitive to market risk. Profits from unit-linked and similar contracts primarily arise from the excess of charges to policyholders for management of assets under the Company's stewardship, over expenses incurred. The former is most sensitive to the net accretion of funds under management as a function of new business and lapse and timing of death. The accounting impact of the latter is dependent upon the amortisation of acquisition costs in line with the emergence of margins (for insurance contracts) and amortisation in line with service provision (for the investment management component of investment contracts). By virtue of the design features of most of the contracts which

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

provide low levels of mortality cover, the profits are relatively insensitive to changes in mortality experience.

(iv)  Shareholder exposure to interest rate risk and other market risk

        By virtue of the fund structure, product features and basis of accounting, the policyholder liabilities of the UK insurance operations are, except for pension annuity business, not generally exposed to interest rate risk. At 31 December 2012 pension annuity liabilities accounted for 98 per cent (2011: 98 per cent) of UK shareholder-backed business liabilities. For pension annuity business, liabilities are exposed to interest rate risk. However, the net exposure to the PAC WPSF (for PAL) and shareholders (for annuity liabilities of PRIL and the non-profit sub-fund) is very substantially ameliorated by virtue of the close matching of assets with appropriate duration. The level of matching from period to period can vary depending on management actions and economic factors so it is possible for a degree of mis-matching profits or losses to arise.

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

	2012				2011
	A decrease of 2%	A decrease of 1%	An increase of 1%	An increase of 2%	A decrease of 2%	A decrease of 1%	An increase of 1%	An increase of 2%

	£m	£m	£m	£m	£m	£m	£m	£m
Carrying value of debt securities and derivatives	9,006	3,993	(3,265)	(5,983)	7,676	3,426	(2,820)	(5,178)
Policyholder liabilities	(7,878)	(3,513)	2,867	5,235	(6,842)	(3,060)	2,510	4,593
Related deferred tax effects	(259)	(110)	91	172	(208)	(91)	77	146

Net sensitivity of profit after tax and shareholders' equity	869	370	(307)	(576)	626	275	(233)	(439)

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

        In addition the shareholder-backed portfolio of UK non-linked insurance operations covering liabilities and shareholders' equity includes equity securities and investment property. Excluding any second order effects on the measurement of the liabilities for future cash flows to the policyholder, a fall in their value would have given rise to the following effects on pre-tax profit, profit after tax and shareholders' equity.

	2012		2011
	A decrease of 20%	A decrease of 10%	A decrease of 20%	A decrease of 10%

	£m	£m	£m	£m
Pre-tax profit	(316)	(158)	(319)	(160)
Related deferred tax effects	73	36	80	40

Net sensitivity of profit after tax and shareholders' equity	(243)	(122)	(239)	(120)

        A 10 or 20 per cent increase in their value would have an approximately equal and opposite effect on profit and shareholders' equity to the sensitivities shown above. The market risk sensitivities shown above reflect the impact of temporary market movements, and, therefore the primary effect of such movements would, in the Group's segmental analysis of profits, be included within the short-term fluctuations in investment returns.

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

(i)    Duration of liabilities

        With the exception of most unitised with-profits bonds and other whole of life contracts the majority of the contracts of the UK insurance operations have a contract term. However, in effect, the maturity term of contracts reflects the earlier of death, maturity, or lapsation. In addition, with-profits contract liabilities as noted in note D2(e) include projected future bonuses based on current investment values. The actual amounts payable will vary with future investment performance of SAIF and the WPSF.

        The tables above show the carrying value of the policyholder liabilities. The tables in the accompanying notes below show the maturity profile of the cash flows for insurance contracts, as defined by IFRS, ie those containing significant insurance risk, and investment contracts, which do not.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

	2012
	With-profits business			Annuity business (Insurance contracts)			Other
	Insurance contracts	Investment contracts	Total	Non-profit annuities within WPSF (including PAL)	PRIL	Total	Insurance contracts	Investments contracts	Total	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Policyholders liabilities	37,698	33,486	71,184	13,223	20,114	33,337	13,231	16,160	29,391	133,912

	%	%	%	%	%	%	%	%	%	%

Expected maturity:
0 to 5 years	45	39	42	30	26	27	35	28	31	36
5 to 10 years	24	25	24	24	22	22	25	23	24	24
10 to 15 years	13	17	15	18	17	18	17	17	17	16
15 to 20 years	8	11	10	12	13	13	10	12	11	11
20 to 25 years	5	6	5	8	9	9	6	9	8	7
over 25 years	5	2	4	8	13	11	7	11	9	6

	2011
	With-profits business			Annuity business (Insurance contracts)			Other
	Insurance contracts	Investment contracts	Total	Non-profit annuities within WPSF (including PAL)	PRIL	Total	Insurance contracts	Investments contracts	Total	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Policyholder liabilities	38,974	29,365	68,339	12,637	18,236	30,873	12,885	14,927	27,812	127,024

	%	%	%	%	%	%	%	%	%	%

Expected maturity:
0 to 5 years	47	32	41	29	25	27	34	28	31	35
5 to 10 years	24	26	25	24	22	22	25	22	24	24
10 to 15 years	13	19	16	18	18	18	18	18	18	17
15 to 20 years	8	14	10	12	13	13	11	12	11	11
20 to 25 years	5	7	6	8	10	9	7	9	7	7
over 25 years	3	2	2	9	12	11	5	11	9	6

Notes

(i)
The cash flow projections of expected benefit payments used in the maturity profile table above are from value of in-force business and exclude the value of future new business, including future vesting of internal pension contracts.

(ii)
Benefit payments do not reflect the pattern of bonuses and shareholder transfers in respect of the with-profits business.

(iii)
Investment contracts under 'Other' comprise certain unit-linked and similar contracts accounted for under IAS 39 and IAS 18.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

D3:    US insurance operations

(a)   Summary results and statement of financial position

(i)    Results and movements in shareholders' equity

	2012	2011*	2010*

	£m	£m	£m
Operating profit based on longer-term investment returns	964	651	728
Short-term fluctuations in investment returns	(90)	(167)	(453)
Amortisation of acquisition accounting adjustments arising on the purchase of REALICnote I1	(19)	—	—

Profit before shareholder tax	855	484	275
Tax	(234)	(127)	(54)

Profit for the year	621	357	221

	2012	2011*	2010*

	£m	£m	£m
Profit for the year (as above)	621	357	221
Items recognised in other comprehensive income:
Exchange movements	(181)	35	74
Unrealised valuation movements on securities classified as available-for sale:
Unrealised holding gains arising during the year	930	912	1,170
Deduct net gains included in the income statement	(68)	(101)	51

Total unrealised valuation movements	862	811	1,221
Related change in amortisation of deferred acquisition costs	(270)	(275)	(410)
Related tax	(205)	(187)	(278)

Total other comprehensive income	206	384	607

Total comprehensive income for the year	827	741	828
Dividends, interest payments to central companies and other movements	(245)	(330)	(97)

Net increase in equity	582	411	731
Shareholders' equity at beginning of year:

As previously reported	4,271	3,815	3,011
Effect of change in accounting policy for deferred acquisition costs*	(510)	(465)	(392)

After effect of change	3,761	3,350	2,619

Shareholders' equity at end of year	4,343	3,761	3,350

*
The 2011 and 2010 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

        Included within the movements in shareholders' equity is a net increase in value of Jackson's debt securities classified as 'available-for-sale' under IAS 39 of £862 million (2011: £811 million; 2010: £2,221 million).

        With the exception of debt securities for US insurance operations classified as 'available-for-sale' under IAS 39, unrealised value movements on the Group's investments are booked within the income statement. However, for debt securities classified as 'available-for-sale', unless impaired, fair value movements are recognised in other comprehensive income. Realised gains and losses, including impairments, are recorded in the income statement. This classification is applied for most of the debt securities of the Group's US operations. In 2012, Jackson recorded £37 million (2011: £62 million; 2010: £124 million) of impairment losses arising from:

	2012	2011	2010

	£m	£m	£m
Residential mortgage-backed securities	8	21	71
Public fixed income	2	—	1
Other	27	41	52

	37	62	124

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

        In 2012, there was a movement in the statement of financial position value for debt securities classified as available-for-sale from a net unrealised gain of £2,057 million to a net unrealised gain of £2,807 million. The gross unrealised gain in the statement of financial position increased from £2,303 million at 31 December 2011 to £2,985 million at 31 December 2012 (31 December 2010: £1,580 million), while the gross unrealised loss decreased from £246 million at 31 December 2011 to £178 million at 31 December 2012 (31 December 2010: £370 million).

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

Available for sale securities

		Reflected as part of movement in consolidated statement of comprehensive income
	2012	Changes in unrealised appreciation**	Foreign exchange translation	2011

	£m	£m	£m	£m
Assets fair valued at below book value
Book value*	4,551			2,455
Unrealised (loss) gain	(178)	59	9	(246)

Fair value (as included in statement of financial position)	4,373			2,209

Assets fair valued at or above book value
Book value*	25,467			22,504
Unrealised gain (loss)	2,985	803	(121)	2,303

Fair value (as included in statement of financial position)	28,452			24,807

Total
Book value*	30,018			24,959
Net unrealised gain (loss)	2,807	862	(112)	2,057

Fair value (as included in statement of financial position)***	32,825			27,016

*
Book value represents cost/amortised cost of the debt securities.

**
Translated at the average rate of $1.5849: £1.00

***
Debt securities for US operations included in the statement of financial position at 31 December 2012 comprise:

	2012	2011

	£m	£m
Available-for-sale	32,825	27,016
Fair value through profit and loss:
Securities of consolidated investment funds	—	6
Securities held to back liabilities for funds withheld under reinsurance arrangement	168	—

	32,993	27,022

        Included within the movement in gross unrealised losses for the debt securities of Jackson of £59 million (2011: £122 million) as shown above was a net decrease in value of £33 million (2011: £12 million increase) relating to the sub-prime and Alt-A securities as referred to in section B5.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

(ii)   Statement of financial position

	31 Dec 2012 £m			31 Dec 2011* £m
	Variable annuity separate account assets and liabilities note (i)	Fixed annuity, GIC and other business note (i)	Total**	Total

Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs and other intangibles	—	3,222	3,222	3,115

Total	—	3,222	3,222	3,115

Deferred tax assets	—	1,889	1,889	1,392
Other non-investment and non-cash assetsnote (vi)	—	6,792	6,792	1,542
Investments of long-term business and other operations:
Investment properties	—	24	24	35
Financial investments:
Loansnote (ii)	—	6,235	6,235	4,110
Equity securities and portfolio holdings in unit trustsnote(v)	49,298	253	49,551	38,036
Debt securities	—	32,993	32,993	27,022
Other investmentsnote (iii)	—	2,296	2,296	2,376
Deposits	—	211	211	167

Total investments	49,298	42,012	91,310	71,746

Properties held for sale	—	—	—	3
Cash and cash equivalents	—	513	513	271

Total assets	49,298	54,428	103,726	78,069

Equity and liabilities
Equity
Shareholders' equitynote (iii)	—	4,343	4,343	3,761

Total equity	—	4,343	4,343	3,761

Liabilities
Policyholder:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)note (iv)	49,298	42,963	92,261	69,189

Total	49,298	42,963	92,261	69,189

Core structural borrowings of shareholder-financed operations	—	153	153	160
Operational borrowings attributable to shareholder-financed operations	—	26	26	127
Deferred tax liabilities	—	2,168	2,168	1,818
Other non-insurance liabilitiesnote (vi)	—	4,775	4,775	3,014

Total liabilities	49,298	50,085	99,383	74,308

Total equity and liabilities	49,298	54,428	103,726	78,069

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

*
The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

**
The statement of financial position at 31 December 2012 includes the assets and liabilities of the acquired REALIC business. Details of the acquisition are described in note I1.

Notes

(i)
Assets and liabilities attaching to variable annuity business that are not held in the separate account are shown within other business.

(ii)
Loans

The loans of the Group's US insurance operations comprise:

	2012	2011

	£m	£m
Mortgage loans†	3,543	3,559
Policy loans††	2,692	551

Total US insurance operations loans	6,235	4,110

†
All of the mortgage loans are commercial mortgage loans which are collateralised by properties. The property types are industrial, multi-family residential, suburban office, retail and hotel. The breakdown by property type is as follows:

	2012	2011

	%	%
Industrial	29	28
Multi-family residential	25	23
Office	19	19
Retail	17	19
Hotels	10	11

	100	100

  The US insurance operations' commercial mortgage loan portfolio does not include any single-family residential mortgage loans and is therefore not exposed to the risk of defaults associated with residential sub-prime mortgage loans. The average loan size is £6.3 million (2011: £6.6 million). The portfolio has a current estimated average loan to value of 65 per cent (2011: 68 per cent) which provides significant cushion to withstand substantial declines in value.

  At 31 December 2012, Jackson had mortgage loans with a carrying value of £78 million where the contractual terms of the agreements had been restructured. In addition to the regular impairment review afforded all loans in the portfolio, restructured loans are also reviewed for impairment. An impairment will be recorded if the expected cash flows under the newly restructured terms discounted at the original yield (the pre-structured interest rate) are below the carrying value of the loan.

††
The policy loans are fully secured by individual life insurance policies or annuity policies. The increase in 2012 reflects the purchase of REALIC as explained in note I1. The policy loans from the purchase of REALIC amounted to £1,842 million at 31 December 2012 and are accounted for at fair value through profit and loss as described above. All other policy loans are accounted for at amortised cost, less any impairment.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

(iii)   Other investments comprise:

	2012	2011

	£m	£m
Derivative assets*note G3	1,546	1,677
Partnerships in investment pools and other**	750	699

	2,296	2,376

*
In the US, Prudential uses derivatives:

•
to reduce interest rate risk;

•
to facilitate efficient portfolio management to match liabilities under annuity policies, and

•
for certain equity-based product management activities.

After taking account of the derivative liabilities of £645 million (2011: £887 million), which are also included in Other non-insurance liabilities, the derivative position for US operations is a net asset of £901 million (2011: £790 million).

**
Partnerships in investment pools and other comprise primarily investments in limited partnerships. These include interests in the PPM America Private Equity Fund and diversified investments in 167 (2011: 167) other partnerships by independent money managers that generally invest in various equities and fixed income loans and securities.

(iv)  Summary policyholder liabilities (net of reinsurance) and reserves at 31 December 2012

        The policyholder liabilities, net of reinsurers' share of £6,076 million (2011: £907 million), reflect balances in respect of the following:

	2012	2011

	£m	£m
Policy reserves and liabilities on non-linked business:
Reserves for future policyholder benefits and claims payable	7,663	518
Deposits on investment contracts (as defined under IFRS 'grandfathered' US GAAP)	27,425	28,314
Guaranteed investment contracts	1,799	1,617
Unit-linked (variable annuity) business	49,298	37,833

	86,185	68,282

        In addition to the policyholder liabilities above, Jackson has entered into a programme of funding arrangements under contracts which, in substance, are almost identical to GICs. The liabilities under these funding arrangements totalled £825 million (2011: £1,070 million) and are included in 'other non-insurance liabilities' in the statement of financial position above.

(v)
Equity securities and portfolio holdings in unit trusts includes investments in mutual funds, the majority of which are equity based.

(vi)
Reinsurance balances relating to REALIC

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

  Included within other non-investment and non-cash assets of £6,792 million (2011: £1,542 million) were balances of £6,076 million (2011: £907 million) for reinsurers' share of insurance contract liabilities. Of the £6,076 million as at 31 December 2012, £5,234 million related to the reinsurance ceded by the newly acquired REALIC business. REALIC holds collateral for certain of these reinsurance arrangements with a corresponding funds withheld liability. As of 31 December 2012, the funds withheld liability of £2,021 million was recorded within other non-insurance liabilities.

(b)   Reconciliation of movement in policyholder liabilities

        A reconciliation of the total policyholder liabilities of US insurance operations from the beginning of the year to the end of the year is as follows:

US insurance operations

	Variable annuity separate account liabilities	Fixed annuity, GIC and other business	Total

	£m	£m	£m
At 1 January 2011	31,203	29,320	60,523
Premiums	9,176	3,738	12,914
Surrenders	(1,898)	(2,372)	(4,270)
Maturities/Deaths	(300)	(520)	(820)

Net flowsnote (b)	6,978	846	7,824
Transfers from general to separate account	957	(957)	—
Investment-related items and other movements	(1,735)	1,871	136
Foreign exchange translation differencesnote (a)	430	276	706

At 31 December 2011/1 January 2012	37,833	31,356	69,189

Premiums	10,361	4,546	14,907
Surrenders	(2,149)	(2,207)	(4,356)
Maturities/Deaths	(404)	(550)	(954)

Net flowsnote (b)	7,808	1,789	9,597
Transfers from general to separate account	1,577	(1,577)	—
Investment-related items and other movementsnote (c)	4,014	227	4,241
Foreign exchange translation differencesnote (a)	(1,998)	(1,680)	(3,678)
Acquisition of REALICNotes (d), I1	64	12,848	12,912

At 31 December 2012	49,298	42,963	92,261

Average policyholder liability balances*
2012	43,549	33,948	77,497
2011	34,518	30,338	64,856

*
Averages have been based on opening and closing balances, and adjusted for acquisitions and disposals in the period.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

Notes

(a)
Movements in the year have been translated at an average rate of $1.58/£1.00 (2011: $1.60/£1.00). The closing balances have been translated at closing rate of $1.63/£1.00 (2011: $1.55/£1.00). Differences upon retranslation are included in foreign exchange translation differences.

(b)
Net flows for the year were £9,597 million compared with £7,824 million in 2011 driven largely by increased new business volumes.

(c)
Positive investment-related items and other movements in variable annuity separate account liabilities of £4,014 million for 2012 reflects the increase in the US equity market during the year with the S&P index increasing by 13.4 per cent. Fixed annuity, GIC and other business investment and other movements primarily reflects the interest credited to policyholder account in the year, net of falls in the technical provisions held for the guarantees issued with variable annuity business.

(d)
The acquisition of REALIC reflects the liabilities, before reduction for reinsurances ceded, acquired at the date of acquisition.

(c)   Information on credit risks of debt securities

Summary	2012	2011

	£m	£m
Corporate and government security and commercial loans:
Government	4,126	2,163
Publicly traded and SEC Rule 144A* securities	19,699	16,281
Non-SEC Rule 144A* securities	3,542	3,198

Total	27,367	21,642
Residential mortgage-backed securities	2,400	2,591
Commercial mortgage-backed securities	2,639	2,169
Other debt securities	587	620

Total US debt securities	32,993	27,022

*
A 1990 SEC rule that facilitates the resale of privately placed securities that are without SEC registration to qualified institutional investors. The rule was designed to develop a more liquid and efficient institutional resale market for unregistered securities.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

(i)
Credit quality

        The following table summarises by rating the debt securities, as at 31 December 2012 and 2011 using Standard and Poor's (S&P), Moody's, Fitch and implicit ratings of mortgage-backed securities (MBS) based on NAIC valuations.*

	2012	2011

	£m	£m
S&P—AAA	187	133
S&P—AA+ to AA-	6,343	4,476
S&P—A+ to A-	7,728	6,382
S&P—BBB+ to BBB-	10,230	8,446
S&P—Other	1,173	999

	25,661	20,436

Moody's—Aaa	55	62
Moody's—Aa1 to Aa3	18	15
Moody's—A1 to A3	21	29
Moody's—Baa1 to Baa3	56	67
Moody's—Other	13	17

	163	190

Implicit ratings of MBS based on NAIC* valuations (see below)
NAIC 1	2,934	2,577
NAIC 2	207	147
NAIC 3-6	321	368

	3,462	3,092

Fitch	184	184
Other**	3,523	3,120

Total debt securities	32,993	27,022

*
The Securities Valuation Office of the National Association of Insurance Commissioners (NAIC) classifies debt securities into six quality categories range from Class 1 (the highest) to Class 6 (the lowest). Performing securities are designated as Classes 1 to 5 and securities in or near default are designated Class 6.

**
The amounts within Other which are not rated by S&P, Moody nor Fitch, nor are MBS securities using the revised regulatory ratings, have the following NAIC classifications:

	2012	2011

	£m	£m
NAIC 1	1,453	1,258
NAIC 2	2,022	1,792
NAIC 3-6	48	70

	3,523	3,120

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

        For some mortgage-backed securities within Jackson, the table above includes these securities using the regulatory ratings detail issued by the NAIC. These regulatory ratings levels were established by external third parties (PIMCO for residential mortgage backed securities and BlackRock Solutions for commercial mortgage backed securities) based on Jackson's carrying value.

(ii)   Determining the fair value of debt securities when the markets are not active

        Under IAS 39, unless categorised as 'held to maturity' or 'loans and receivables' debt securities are required to be fair valued. Where available, quoted market prices are used. However, where securities do not have an externally quoted price based on regular trades or where markets for the securities are no longer active as a result of market conditions, IAS 39 requires that valuation techniques be applied. IFRS 7 requires classification of the fair values applied by the Group into a three level hierarchy. Note G1 sets out further details of the Group's approach to determining fair value and classifies these fair values into a three level hierarchy as required by IFRS 7. At 31 December 2012, 0.1 per cent of Jackson's debt securities were classified as level 3 (31 December 2011: 0.1 per cent) comprising of fair values where there are significant inputs which are not based on observable market data.

(iii)   Asset-backed securities funds exposures

        Included within the debt securities of Jackson at 31 December 2012 are exposures to asset-backed securities as follows:

	2012	2011

	£m	£m
RMBS:
Sub-prime (2012: 15% AAA, 6% AA)	261	207
Alt-A (2012: 4% AAA, 1% AA)	323	310
Prime including agency (2012: 0% AAA, 75% AA)	1,816	2,074
CMBS (2012: 40% AAA, 24% AA)	2,639	2,169
CDO funds (2012: 0% AAA, 27% AA)*, including £nil exposure to sub-prime	44	44
Other ABS (2012: 24% AAA, 15% AA), including £nil exposure to sub-prime	543	576

Total	5,626	5,380

*
Including Group's economic interest in Piedmont and other consolidated CDO funds.

        Jackson defines its exposure to sub-prime mortgages as investments in residential mortgage-backed securities in which the underlying borrowers have a US Fair Isaac Credit Organisation (FICO) credit score of 680 or lower.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

(iv)  Debt securities classified as available-for-sale in an unrealised loss position

        The following table shows the fair value of those securities that are in a gross unrealised loss position for various percentages of book value at 31 December:

	2012		2011
	Fair value	Unrealised loss	Fair value	Unrealised loss

	£m	£m	£m	£m
Between 90% and 100%	4,214	(112)	1,829	(60)
Between 80% and 90%	85	(13)	172	(28)
Below 80% *	74	(53)	208	(158)

Total	4,373	(178)	2,209	(246)

*
The unrealised losses as at 31 December 2012 include £77 million (2011: £183 million) relating to mortgage-backed and other debt securities. The unrealised losses in the portfolio by reference to the length of time 3 years or more as at 31 December 2012 are £36 million (2011: £105 million) in the investment grade and £31 million (2011: £61 million) in non-investment grade.

(d)   Products and guarantees

        Jackson provides long-term savings and retirement products to retail and institutional customers throughout the US. Jackson offers fixed annuities (interest-sensitive, fixed indexed and immediate annuities), variable annuities (VA), life insurance and institutional products.

(i)    Fixed annuities

Interest-sensitive annuities

        At 31 December 2012, interest-sensitive fixed annuities accounted for 13 per cent (2011: 16 per cent) of policy and contract liabilities of Jackson. Interest-sensitive fixed annuities are primarily deferred annuity products that are used for asset accumulation in retirement planning and for providing income in retirement. They permit tax-deferred accumulation of funds and flexible payout options.

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

        The policy provides that at Jackson's discretion it may reset the interest rate, subject to a guaranteed minimum. At 31 December 2012, Jackson had fixed interest rate annuities totalling £11.7 billion (US$19.0 billion) (2011: £11.5 billion (US$17.8 billion) in account value with minimum guaranteed rates ranging from 1.0 per cent to 5.5 per cent and a 3.09 per cent average guaranteed rate (2011: 1.0 per cent to 5.5 per cent and a 3.08 per cent average guaranteed rate).

        Approximately 50 per cent (2011: 48 per cent) of the interest-sensitive fixed annuities Jackson wrote in 2012 provide for a market value adjustment that could be positive or negative, on surrenders in the surrender period of the policy. This formula-based adjustment approximates the change in value that

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

assets supporting the product would realise as interest rates move up or down. The minimum guaranteed rate is not affected by this adjustment.

Fixed indexed annuities

        Fixed indexed annuities (FIA) accounted for 8 per cent (2011: 9 per cent) of Jackson's policy and contract liabilities at 31 December 2012. Fixed indexed annuities vary in structure, but generally are deferred annuities that enable policyholders to obtain a portion of an equity-linked return (based on participation rates and caps) but provide a guaranteed minimum return. These guaranteed minimum rates are generally set at 1.0 to 3.0 per cent. Jackson had fixed indexed annuities allocated to indexed funds totalling £5.6 billion (US$9.2 billion) (2011: £5.0 billion (US$7.8 billion) in account value with minimum guaranteed rates on indexed accounts ranging from 1.0 per cent to 3.0 per cent and a 1.82 per cent average guaranteed rate (2011: 1.0 per cent to 3.0 per cent and a 1.76 per cent average guarantee rate). Jackson also offers fixed interest accounts on some fixed indexed annuity products. Fixed interest accounts of fixed indexed annuities totalled £1.5 billion (US$2.3 billion) (2011: £1.4 billion (US$2.1 billion) in account value with minimum guaranteed rates ranging from 1.0 per cent to 3.0 per cent and a 2.53 per cent average guaranteed rate (2011: 1.0 per cent to 3.0 per cent and a 2.50 per cent average guarantee rate).

        Jackson hedges the equity return risk on fixed indexed products using futures and options linked to the relevant index as well as through offsetting equity exposure in the VA product. The cost of these hedges is taken into account in setting the index participation rates or caps. Jackson bears the investment and surrender risk on these products.

Immediate annuities

        At 31 December 2012, immediate annuities accounted for 1 per cent (2011: 1 per cent) of Jackson's policy and contract liabilities. Immediate annuities guarantee a series of payments beginning within a year of purchase and continuing over either a fixed period of years and/or the life of the policyholder. If the term is for the life of the policyholder, then Jackson's primary risk is mortality risk. The implicit interest rate on these products is based on the market conditions that exist at the time the policy is issued and is guaranteed for the term of the annuity.

(ii)   Variable annuities

        At 31 December 2012, VAs accounted for 60 per cent (2011: 63 per cent) of Jackson's policy and contract liabilities. VAs are deferred annuities that have the same tax advantages and payout options as interest-sensitive and fixed indexed annuities.

        The primary differences between VAs and interest-sensitive or fixed indexed annuities are investment risk and return. If a policyholder chooses a VA, the rate of return depends upon the performance of the selected fund portfolio. Policyholders may allocate their investment to either the fixed or a selection of variable accounts. Investment risk on the variable account is borne by the policyholder, while investment risk on the fixed account is borne by Jackson through guaranteed minimum fixed rates of return. At 31 December 2012, approximately 8 per cent (2011: approximately 10 per cent) of VA funds were in fixed accounts. Jackson had fixed interest rate accounts in variable

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

annuities totalling £4.3 billion (US$7.0 billion) (2011: £4.3 billion (US$6.7 billion) in account value with minimum guaranteed rates ranging from 1.0 per cent to 3.0 per cent and a 1.89 per cent average guaranteed rate (2011: 1.0 per cent to 3.0 per cent and a 1.99 per cent average guarantee rate).

        Jackson issues VA contracts where it contractually guarantees to the contractholder either a) return of no less than total deposits made to the contract adjusted for any partial withdrawals, b) total deposits made to the contract adjusted for any partial withdrawals plus a minimum return, or c) the highest contract value on a specified anniversary date adjusted for any withdrawals following the contract anniversary. These guarantees include benefits that are payable in the event of death (guaranteed minimum death benefit (GMDB)), annuitisation (guaranteed minimum income benefit (GMIB)), or at specified dates during the accumulation period (guaranteed minimum withdrawal benefit (GMWB) and guaranteed minimum accumulation benefit (GMAB)). Jackson hedges these risks using equity options and futures contracts as described in note D3(h). The GMAB was eliminated from Jackson's product offerings in 2011. The GMIB is no longer offered, with existing coverage being reinsured.

        In March 2012, Jackson launched a new variable annuity product, Elite Access, which has no guaranteed benefits and provides tax efficient access to alternative investments. Single premium sales in the period since launch were £849 million.

(iii)   Aggregate distribution of account values

        The table below shows the distribution of account values for fixed annuities (interest sensitive and fixed indexed) and variable annuities within the range of minimum guaranteed interest rates as described in notes i to ii above as at 31 December 2012 and 2011:

	Account value
Minimum guaranteed interest rate	2012	2011

	£m	£m
1.0%	2,534	1,988
> 1.0%—2.0%	8,374	8,321
> 2.0%—3.0%	9,174	9,352
> 3.0%—4.0%	1,236	841
> 4.0%—5.0%	1,518	1,425
> 5.0%	209	167

Total	23,045	22,094

(iv)  Life insurance

        Jackson's life insurance products accounted for 15 per cent (2011: 7 per cent) of Jackson's policy and contract liabilities at 31 December 2012. The increase from 2011 was a result of the acquisition of REALIC. Jackson discontinued new sales of life insurance products effective 1 August 2012. The life products included term life, universal life and variable universal life. Term life provides protection for a defined period and a benefit that is payable to a designated beneficiary upon death of the insured. Universal life provides permanent individual life insurance for the life of the insured and includes a

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

savings element. Variable universal life is a type of life insurance policy that combines death benefit protection with the ability for the policyholder account to be invested in separate account funds.

        At 31 December 2012, Jackson (including the newly acquired REALIC) had interest sensitive life business in force with total account value of £6.0 billion (US$9.7 billion) (2011: £3.3 billion (US$5.1 billion)), with minimum guaranteed interest rates ranging from 2.5 per cent to 6.0 per cent with a 4.67 per cent average guaranteed rate (2011: 3.0 per cent to 6.0 per cent with a 4.88 per cent average guaranteed rate). The table below shows the distribution of the interest-sensitive life business' account values within this range of minimum guaranteed interest rates as at 31 December 2012 and 2011:

	Account value
Minimum guaranteed interest rate	2012	2011

	£m	£m
1.0%	—	—
> 1.0%—2.0%	—	—
> 2.0%—3.0%	183	130
> 3.0%—4.0%	2,141	1,145
> 4.0%—5.0%	2,097	686
> 5.0%	1,550	1,317

Total	5,971	3,278

(v)   Institutional products

        Jackson's institutional products consist of GICs, funding agreements (including agreements issued in conjunction with Jackson's participation in the US Federal Home Loan Bank programme) and medium-term note funding agreements. At 31 December 2012, institutional products accounted for 3 per cent of policy and contract liabilities (2011: 4 per cent). Under a traditional GIC, the policyholder makes a lump sum deposit. The interest rate paid is fixed and established when the contract is issued. If deposited funds are withdrawn earlier than the specified term of the contract, an adjustment is made that approximates a market value adjustment.

        Under a funding agreement, the policyholder either makes a lump sum deposit or makes specified periodic deposits. Jackson agrees to pay a rate of interest, which may be fixed but which is usually a floating short-term interest rate linked to an external index. The average term of the funding arrangements is one to two years. In 2012 and 2011, there were no funding agreements terminable by the policyholder with less than 90 days' notice.

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

31 December 2012

D:    Life assurance business (Continued)

(e)   Process for setting assumptions and determining contract liabilities

        Under the MSB of reporting applied under IFRS 4 for insurance contracts, providing the requirements of the Companies Act, UK GAAP standards and the ABI SORP are met, it is permissible to reflect the previously applied UK GAAP basis. Accordingly, and consistent with the basis explained in note A3, in the case of Jackson the carrying values of insurance assets and liabilities are consolidated into the Group accounts based on US GAAP.

        Under US GAAP, investment contracts (as defined for US GAAP purposes) are accounted for by applying in the first instance a retrospective deposit method to determine the liability for policyholder benefits. This is then augmented by potentially three additional amounts. These amounts are for:

  •
  any amounts that have been assessed to compensate the insurer for services to be performed over future periods (ie deferred income),

  •
  any amounts previously assessed against policyholders that are refundable on termination of the contract, and

  •
  any probable future loss on the contract (i.e. premium deficiency).

        Capitalised acquisition costs and deferred income for these contracts are amortised over the life of the book of contracts. The present value of the estimated gross profits is generally computed using the rate of interest that accrues to policyholder balances (sometimes referred to as the contract rate). Estimated gross profits include estimates of the following elements, each of which will be determined based on the best estimate of amounts of the following individual elements over the life of the book of contracts without provision for adverse deviation for:

  •
  amounts expected to be assessed for mortality less benefit claims in excess of related policyholder balances,

  •
  amounts expected to be assessed for contract administration less costs incurred for contract administration,

  •
  amounts expected to be earned from the investment of policyholder balances less interest credited to policyholder balances,

  •
  amounts expected to be assessed against policyholder balances upon termination of contracts (sometimes referred to as surrender charges), and

  •
  other expected assessments and credits.

        VA contracts written by Jackson may, as described above, provide for GMDB, GMIB, GMWB and GMAB features. In general terms, liabilities for these benefits are accounted for under US GAAP by using estimates of future benefits and fees under best estimate persistency assumptions.

        In accordance with US GAAP, the "grandfathered" basis for IFRS, which specifies how certain guarantee features should be accounted for, the GMDB and the 'for life' portion of GMWB liabilities are not fair valued but are instead determined each period end by estimating the expected value of benefits in excess of the projected account balance and recognising the excess ratably over the life of the contract based on total expected assessments. At 31 December 2012, these liabilities were valued using

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

a series of deterministic investment performance scenarios, a mean investment return of 8.4 per cent (2011: 8.4 per cent) and assumptions for lapse, mortality and expense that are the same as those used in amortising the capitalised acquisition costs.

        The direct GMIB liability is determined by estimating the expected value of the annuitisation benefits in excess of the projected account balance at the date of annuitisation and recognising the excess ratably over the accumulation period based on total expected assessments.

        GMIB benefits are essentially fully reinsured, subject to annual claim limits. As this reinsurance benefit is net settled, it is considered to be a derivative under IAS 39, and is therefore recognised at fair value with the change in fair value included as a component of short-term derivative fluctuations.

        The assumptions used for calculating the direct GMIB liability at 31 December 2012 and 2011 are consistent with those used for calculating the GMDB and 'for life' GMWB liabilities. The change in these reserves, along with claim payments and associated fees included in reserves are included along with the hedge results in short-term fluctuations, resulting in removal of the market impact from the operating profit based on longer-term investment returns.

        Jackson regularly evaluates estimates used and adjusts the additional GMDB, GMIB and GMWB 'for life' liability balances, with a related charge or credit to benefit expense if actual experience or other evidence suggests that earlier assumptions should be revised.

        GMWB 'not for life' features are considered to be embedded derivatives under IAS 39. Therefore, provisions for these benefits are recognised at fair value, with the change in fair value included in short-term fluctuations.

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

        With the exception of the GMDB, GMIB, GMWB and GMAB features of VA contracts, the financial guarantee features of Jackson's contracts are in most circumstances not explicitly valued, but the impact of any interest guarantees would be reflected as they are earned in the current account value (ie the US GAAP liability).

        For traditional life insurance contracts, provisions for future policy benefits are determined under US GAAP using the net level premium method and assumptions as of the issue date as to mortality, interest, policy lapses and expenses plus provisions for adverse deviation.

        Institutional products are accounted for as investment contracts under IFRS with the liability classified as being in respect of financial instruments rather than insurance contracts, as defined by

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

IFRS 4. In practice there is no material difference between the IFRS and US GAAP basis of recognition and measurement for these contracts.

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

Change of accounting policy

        As explained in note A5, the Company has adopted the US Financial Accounting Standards Board requirements in the Emerging Issues Task Force (EITF) Update No. 2010-26 on 'Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts' from 1 January 2012 into Prudential's Group IFRS reporting for the results of Jackson and those Asia operations whose IFRS insurance assets and liabilities are measured principally by reference to US GAAP principles. Under the Update, insurers are required to capitalise only those incremental costs directly relating to successfully acquiring a contract from 1 January 2012. For Group IFRS reporting, the Company has chosen to apply this new basis retrospectively for the results of these operations.

        On application of the new policy for Jackson, the deferred costs balance for business in force at 31 December 2011 was retrospectively reduced from £3,880 million to £3,095 million.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

Mean reversion technique

        For variable annuity products, under US GAAP (as 'grandfathered' under IFRS 4) the projected gross profits, against which acquisition costs are amortised, reflect an assumed long-term level of equity return which, for Jackson, is 8.4 per cent after deduction of net external fund management fees. This is applied to the period end level of separate account assets after application of a mean reversion technique that removes a portion of the effect of levels of short-term variability in current market returns.

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

        However, to ensure that the methodology does not over anticipate a reversion to trend following adverse markets, the mean reversion technique has a cap and floor feature whereby the projected returns in each of the next five years can be no more than 15 per cent per annum and no less than 0 per cent per annum (both gross of asset management fees) in each year. The capping feature was relevant in late 2008, 2009 and 2010 due to the very sharp market falls in 2008. Notwithstanding this capping feature, the mean reversion technique gave rise to a benefit in 2008 of £110 million. This benefit was effectively 'paid back' under the mean reversion technique through charges for accelerated amortisation in 2011, as discussed below.

        At 31 December 2012, the projected rate of return for the next five years is materially the same as the long-term assumption of 8.4 per cent, and so the mean reversion technique had little effect at that date.

Sensitivity of amortisation charge

        The amortisation charge to the income statement is reflected in operating profit and short-term fluctuations in investment returns. The amortisation charge to the operating profit in a reporting period comprises:

  (i)
  a core amount that reflects a relatively stable proportion of underlying profit; and

  (ii)
  an element of acceleration or deceleration arising from market movements differing from expectations.

        In periods where the cap and floor feature of the mean reversion technique are not relevant, the technique operates to dampen the second element above. Nevertheless, extreme market movements can cause material acceleration or deceleration of amortisation in spite of this dampening effect.

        Furthermore, in those periods where the cap or floor is relevant, the mean reversion technique provides no further dampening and additional volatility may result.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

2011

        In 2011, the DAC amortisation charge to operating profit included £190 million of accelerated amortisation. This amount reflected the combined effect of:

  (a)
  the separate account performance in the year of negative 4 per cent, net of all fees as it compared with the assumed level for the year; and

  (b)
  the reduction in the previously assumed future rates of return for the upcoming five years from 15 per cent, to a level nearer the middle of the corridor (of 0 per cent and 15 per cent), so that in combination with the historical returns, the 8-year average in the mean reversion calculation was the 8.4 per cent assumption.

        The reduction in assumed future rates reflected in large part, the elimination from the calculation in 2011 of the 2008 negative returns. Setting aside other complications and the growth in the book, the 2011 accelerated amortisation can be broadly equated as 'paying back' the benefit experienced in 2008.

2012

        In 2012, the DAC amortisation charge to operating profit of £356 million was determined after taking credit for decelerated amortisation of £56 million. This amount primarily reflects the separate account performance of 11 per cent, net of all fees, over the assumed level for the year.

2013

        The application of the mean reversion formula has the effect of dampening the impact of equity market movements on DAC amortisation while the mean reversion assumption lies within the corridor. It would take a very significant movement in equity markets in 2013 (outside the range of negative 20 per cent to positive 50 per cent) for the mean reversion assumption to move outside the corridor.

Statement of changes in equity—'shadow DAC adjustments'

        Consequent upon the positive unrealised valuation movement in 2012 of £862 million (2011: positive £811 million) there is a debit of £270 million (2011: £275 million debit) for altered 'shadow' DAC amortisation booked within other comprehensive income. These adjustments reflect movement from period to period, in the changes to the pattern of reported gross profits that would have happened if the assets reflected in the statement of financial position had been sold, crystallising the unrealised gains or losses, and the proceeds reinvested at the yields currently available in the market. At 31 December 2012, the cumulative 'shadow DAC balance' was negative £952 million (2011: negative £720 million).

(f)   Reinsurance

        The reinsurance asset for business ceded outside the Group was £6,076 million (2011: £907 million). The increase from 2011 is due to the acquisition of REALIC as described in note I1 whereby certain former REALIC business was retained by Swiss re through 100 per cent reinsurance agreements. Apart from the reinsurance acquired through the purchase of REALIC, the principal reinsurance ceded by Jackson outside the Group is on term life insurance, direct and assumed accident

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

and health business and GMIB variable annuity guarantees. In 2012, the premiums for such ceded business amounted to £193 million (2011: £72 million; 2010: £83 million). Net commissions received on ceded business and claims incurred ceded to external reinsurers totalled £24 million and £123 million respectively during 2012 (2011: £9 million and £84 million respectively; 2010: £12 million and £72 million, respectively). There were no deferred gains or losses on reinsurance contracts in either 2012, 2011 or 2010.

(g)   Effect of changes in assumptions used to measure insurance assets and liabilities

        In 2012, 2011 and 2010, there were no changes of assumptions that had a material impact on the results of US insurance operations.

(h)   Exposure and sensitivity of IFRS basis profit and shareholders' equity to market and other risks

        Jackson's main exposures are to market risk through its exposure to interest rate risk and equity risk. Approximately 94 per cent (2011: 92 per cent) of its general account investments support interest-sensitive and fixed indexed annuities, life business and surplus and 6 per cent (2011: 8 per cent) support institutional business. All of these types of business contain considerable interest rate guarantee features and, consequently, require that the assets that support them are primarily fixed income or fixed maturity.

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

        Jackson is also exposed to the following risks in the US arising from equity market movements:

  •
  the risk of loss related to the incidence of benefits related to guarantees issued in connection with its VA contracts, and

  •
  the risk of loss related to meeting contractual accumulation requirements in FIA contracts.

        Jackson enters into financial derivative transactions, including those noted below to reduce and manage business risks. These transactions manage the risk of a change in the value, yield, price, cash flows or quantity of, or a degree of exposure with respect to assets, liabilities or future cash flows, which Jackson has acquired or incurred.

        Jackson uses free-standing derivative instruments for hedging purposes. Additionally, certain liabilities, primarily trust instruments supported by funding agreements, fixed indexed annuities, certain GMWB variable annuity features and reinsured GMIB variable annuity features contain embedded

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

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

        The estimated sensitivity of Jackson's profit and shareholders' equity to equity and interest rate risks provided below is net of the related changes in amortisation of DAC. The effect on the related changes in amortisation of DAC provided is based on the current 'grandfathered' US GAAP DAC basis but does not include any effect from an acceleration or deceleration of amortisation of DAC. Note A5 provides explanation of the new US GAAP DAC basis adopted by the Company from 1 January 2012. Note D3(e) above provides an explanation of the dynamics that affect the amortisation charge.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

(i)    Sensitivity to equity risk

Variable annuity contract related

        At 31 December 2012 and 2011, Jackson had variable annuity contracts with guarantees, for which the net amount at risk ('NAR') is generally the amount of guaranteed benefit in excess of current account value, as follows:

31 December 2012

	Minimum return		Account value	Net amount at risk		Weighted average attained age	Period until expected annuitisation

			£m	£m
Return of net deposits plus a minimum return
GMDB	0-6%		40,964	1,839		64.4 years
GMWB—Premium only	0%		2,213	91
GMWB*	0-5%		3,359	88	*
GMAB—Premium only	0%		53	—
Highest specified anniversary account value minus withdrawals post-anniversary
GMDB			4,554	324		64.0 years
GMWB—Highest anniversary only			1,880	245
GMWB*			697	137	*
Combination net deposits plus minimum return, highest specified anniversary account value minus withdrawals post-anniversary
GMDB	0-6%		2,705	348		66.4 years
GMIB†	0-6%		1,588	469			3.3 years
GMWB*	0-8%	**	31,167	1,918	*

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

31 December 2011

	Minimum return		Account value	Net amount at risk		Weighted average attained age	Period until expected annuitisation

			£m	£m
Return of net deposits plus a minimum return
GMDB	0-6%		31,571	2,914		64.2 years
GMWB—Premium only	0%		2,325	195
GMWB*	0-5%		2,582	582	*
GMAB—Premium only	0%		54	2
Highest specified anniversary account value minus withdrawals post-anniversary
GMDB			4,002	678		63.7 years
GMWB—Highest anniversary only			1,855	423
GMWB*			735	217	*
Combination net deposits plus minimum return, highest specified anniversary account value minus withdrawals post-anniversary
GMDB	0-6%		2,098	479		66.1 years
GMIB†	0-6%		1,661	575			4.2 years
GMWB*	0-8%	**	21,902	2,263	*

*
Amounts shown for GMWB comprise sums for the 'not for life' portion (where the guaranteed withdrawal base less the account value equals to the net amount at risk (NAR)), and a 'for life' portion (where the NAR has been estimated as the present value of future expected benefit payment remaining after the amount of the 'not for life' guaranteed benefits is zero).

**
Ranges shown based on simple interest. The upper limits of 5 per cent, or 8 per cent simple interest are approximately equal to 4.1 per cent and 6 per cent respectively, on a compound interest basis over a typical 10-year bonus period. For example 1 + 10 × 0.05 is similar to 1.041 growing at a compound rate of 4.01 per cent for a further 9 years.

†
The GMIB reinsurance guarantees are fully reinsured.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

        Account balances of contracts with guarantees were invested in variable separate accounts as follows:

	2012	2011

	£m	£m
Mutual fund type:
Equity	38,092	28,902
Bond	5,673	4,251
Balanced	4,601	3,846
Money market	766	677

Total	49,132	37,676

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

        As a result of this hedging programme, if the equity markets were to increase further in the future, the net effect of Jackson's free-standing derivatives would decrease in value. However, over time, this movement would be broadly offset by increased separate account fees and reserve decreases, net of the related changes to amortisation of deferred acquisition costs. Due to the nature of the free-standing and embedded derivatives, this hedge, while highly effective on an economic basis, may not completely mute in the financial reporting the immediate impact of equity market movements as the free-standing derivatives reset immediately while the hedged liabilities reset more slowly and fees are recognised prospectively. The opposite impact would be observed if the equity markets were to decrease.

        At 31 December 2012, the estimated sensitivity of Jackson's profit for VA business, and shareholders' equity to immediate increases and decreases in equity markets is shown below. The sensitivities are shown net of related changes in DAC amortisation.

	2012				2011*
	Decrease of 20%	Decrease of 10%	Increase of 10%	Increase of 20%	Decrease of 20%	Decrease of 10%	Increase of 10%	Increase of 20%

	£m	£m	£m	£m	£m	£m	£m	£m
Pre-tax profit, net of related changes in amortisation of DAC (excluding impact on future separate account fees)	326	120	(86)	(215)	373	196	(242)	(539)
Related deferred tax effects	(114)	(42)	30	75	(130)	(69)	85	189

Net sensitivity of profit after tax and shareholders' equity	212	78	(56)	(140)	243	127	(157)	(350)

*
The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

        The above table provides sensitivity movements as at a point in time while the actual impact on financial results would vary contingent upon the volume of new product sales and lapses, changes to the derivative portfolio, correlation of market returns and various other factors including volatility, interest rates and elapsed time.

        The directional movements in the sensitivities reflect the hedging programme in place at 31 December 2012.

Other sensitivity to equity risk

        In addition to the exposure explained above, Jackson is also exposed to equity risk from its holding of equity securities, partnerships in investment pools and other financial derivatives.

        A range of reasonably possible movements in the value of equity securities, partnerships in investment pools and other financial derivatives have been applied to Jackson's holdings at 31 December 2012 and 2011. The table below shows the sensitivity to a 10 and 20 per cent fall in value and the impact that this would have on pre-tax profit, net of related changes in amortisation of DAC, profit after tax and shareholders' equity.

	2012		2011*
	Decrease of 20%	Decrease of 10%	Decrease of 20%	Decrease of 10%

	£m	£m	£m	£m
Pre-tax profit, net of related changes in amortisation of DAC	(143)	(72)	(129)	(64)
Related deferred tax effects	50	25	45	23

Net sensitivity of profit after tax and shareholders' equity	(93)	(47)	(84)	(41)

*
The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

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

(ii)   Sensitivity to interest rate risk

        Notwithstanding the market risk exposure previously described, except in the circumstances of interest rate scenarios where the guarantee rates included in contract terms are higher than crediting rates that can be supported from assets held to cover liabilities, the accounting measurement of fixed annuity liabilities of Jackson products is not generally sensitive to interest rate risk. This position derives from the nature of the products and the US GAAP basis of measurement. The GMWB features attaching

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

to variable annuity business (other than 'for-life') are accounted for as embedded derivatives which are fair valued and so will be sensitive to changes in interest rate.

        Debt securities and related derivatives are marked to fair value. Value movements on derivatives, again net of related changes to amortisation of DAC and deferred tax, are recorded within profit and loss. Fair value movements on debt securities, net of related changes to amortisation of DAC and deferred tax, are recorded within other comprehensive income. The estimated sensitivity of these items and policyholder liabilities to a 1 per cent and 2 per cent decrease (subject to a floor of zero) and increase in interest rates at 31 December 2012 and 2011 is as follows:

	2012				2011*
	A 2% decrease	A 1% decrease	A 1% increase	A 2% increase	A 2% decrease	A 1% decrease	A 1% increase	A 2% increase

	£m	£m	£m	£m	£m	£m	£m	£m
Profit and loss
Direct effect
Derivatives value change	1,525	778	(625)	(1,142)	1,549	736	(592)	(1,078)
Policyholder liabilities	(2,021)	(871)	610	970	(925)	(446)	395	753
Related effect on amortisation of DAC	309	93	(39)	(14)	(132)	(61)	33	46

Pre-tax profit effect	(187)	—	(54)	(186)	492	229	(164)	(279)
Related effect on charge for deferred tax	65	—	19	65	(172)	(80)	57	98

Net profit effect	(122)	—	(35)	(121)	320	149	(107)	(181)

Other comprehensive income
Direct effect on carrying value of debt securities	3,873	2,175	(2,175)	(3,873)	2,679	1,513	(1,513)	(2,679)
Related effect on amortisation of DAC	(1,332)	(748)	748	1,332	(954)	(539)	539	954
Related effect on movement in deferred tax	(889)	(499)	499	889	(604)	(341)	341	604

Net effect	1,652	928	(928)	(1,652)	1,121	633	(633)	(1,121)

Total net effect on shareholders' equity	1,530	928	(963)	(1,773)	1,441	782	(740)	(1,302)

*
The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

        These sensitivities are shown only for interest rates in isolation and do not include other movements in credit risk that may affect credit spreads and valuations of debt securities.

(iii)   Currency translation risk

        Consistent with the Group's accounting policies, the profits of the Group's US operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. For 2012, the rates were US$1.58 (2011: $1.60 ;2010: US$1.55) and US$1.63 (2011: $1.55; 2010: US$1.57) to £1.00 sterling, respectively. A 10 per cent increase or decrease in these rates would

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

reduce or increase profit before tax attributable to shareholders, profit for the year and shareholders' equity attributable to US insurance operations respectively as follows:

	A 10% increase in US$:£ exchange rates		A 10% decrease in US$:£ exchange rates
	2012	2011*	2012	2011*

	£m	£m	£m	£m
Profit before tax attributable to shareholders note	(78)	(44)	95	53
Profit for the year	(56)	(32)	69	39
Shareholders' equity attributable to US insurance operations	(395)	(342)	483	418

*
The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

Note

        Sensitivity on profit before tax ie aggregate of the operating profit based on longer-term investment returns and short-term fluctuations in investment returns.

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

        For term business, acquisition costs are deferred and amortised in line with expected premiums. For annuity and interest sensitive life business, acquisition costs are deferred and amortised in line with expected gross profits on the relevant contracts. For interest-sensitive business, the key assumption is the expected long-term spread between the earned rate and the rate credited to policyholders, which is

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

based on an annual spread analysis. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges) all of which are based on a combination of actual experience of Jackson, industry experience and future expectations. A detailed analysis of actual experience is measured by internally developed expense, mortality and persistency studies.

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

        For variable annuity business, the key assumption is the expected long-term level of separate account returns, which for all years included was 8.4 per cent. The impact of using this return is reflected in two principal ways, namely;

  •
  through the projected expected gross profits which are used to determine the amortisation of deferred acquisition costs. This is applied through the use of a mean reversion technique which is described in more detail in note D3e above, and;

  •
  the required level of provision for guaranteed minimum death benefit claims.

(i)    Duration of liabilities

        The table below shows the carrying value of policyholder liabilities. The table below also shows the maturity profile of the cash flows used for 2012 and 2011:

	2012			2011
	Fixed annuity and other business (including GICs and similar contracts)	Variable annuity	Total	Fixed annuity and other business (including GICs and similar contracts)	Variable annuity	Total

	£m	£m	£m	£m	£m	£m
Policyholder liabilities	42,963	49,298	92,261	31,356	37,833	69,189

	%	%	%	%	%	%
Expected maturity:
0 to 5 years	45	46	46	47	47	47
5 to 10 years	27	31	29	27	30	29
10 to 15 years	12	13	13	11	13	12
15 to 20 years	7	6	6	6	6	6
20 to 25 years	5	2	3	5	2	3
Over 25 years	4	2	3	4	2	3

        The maturity tables shown above have been prepared on a discounted basis. Details of undiscounted cash flows for investment contracts are shown in note G2.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

D4:    Asia insurance operations

(a)   Summary statement of financial position

	31 December 2012				31 December 2011*
	With-profits businessnote (i)	Unit-linked assets and liabilities	Other business	Total	Total

	£m	£m	£m	£m	£m
Assets
Intangible assets attributable to shareholders:
Goodwill	—	—	239	239	235
Deferred acquisition costs and other intangible assets	—	—	908	908	977

Total	—	—	1,147	1,147	1,212

Intangible assets attributable to with-profits funds:
Deferred acquisition costs and other intangible assets	72	—	—	72	83
Deferred tax assets	—	—	83	83	115
Other non-investment and non-cash assets	324	123	670	1,117	1,024
Investments of long-term business and other operations:
Investment properties	—	—	4	4	10
Financial investments:
Loansnote (iii)	600	—	414	1,014	1,233
Equity securities and portfolio holdings in unit trusts	3,160	10,491	659	14,310	11,997
Debt securities	11,495	3,194	6,713	21,402	17,681
Other investments	504	47	406	957	470
Deposits	165	574	488	1,227	1,165

Total investments	15,924	14,306	8,684	38,914	32,556

Cash and cash equivalents	524	421	723	1,668	1,977

Total assets	16,844	14,850	11,307	43,001	36,967

Equity and liabilities
Equity
Shareholders' equity	—	—	2,529	2,529	2,306
Non-controlling interests	—	—	4	4	5

Total equity	—	—	2,533	2,533	2,311

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	13,388	14,028	7,185	34,601	30,862
Unallocated surplus of with-profits fundsnote (ii)	63	—	—	63	50

Total	13,451	14,028	7,185	34,664	30,912

Operational borrowings attributable to shareholder-financed operations	—	—	7	7	141
Deferred tax liabilities	384	46	158	588	506
Other non-insurance liabilities	3,009	776	1,424	5,209	3,097

Total liabilities	16,844	14,850	8,774	40,468	34,656

Total equity and liabilities	16,844	14,850	11,307	43,001	36,967

*
The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

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

(iii)
Asia insurance operations

The loans of the Group's Asia insurance operations comprise:

	2012	2011

	£m	£m
Mortgage loans‡	43	31
Policy loans‡	610	572
Other loans‡‡	361	630

Total Asia insurance operations loans	1,014	1,233

  ‡
  The mortgage and policy loans are secured by properties and life insurance policies respectively.

  ‡‡
  The majority of the other loans are commercial loans held by the Malaysia operation and which are all investment graded by two local rating agencies.

Summary policyholder liabilities (net of reinsurance) and unallocated surplus

        At 31 December 2012, the policyholder liabilities net of reinsurance of £175 million (2011: £151 million) and unallocated surplus for Asia operations of £34.5 billion (2011: £30.8 billion) comprised the following:

	2012	2011

	£m	£m
Singapore	10,731	9,323
Hong Kong	8,610	8,279
Malaysia	3,336	2,829
Indonesia	2,110	1,809
Korea	2,131	1,852
Taiwan	1,931	1,429
Other countries	5,640	5,240

Total Asia operations	34,489	30,761

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

(b)   Reconciliation of movement in policyholder liabilities and unallocated surplus of with-profits funds

        A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of Asia insurance operations from the beginning of the year to the end of the year is as follows:

	With-profits business	Unit-linked liabilities	Other business	Total

	£m	£m	£m	£m
At 1 January 2011	11,024	12,724	4,992	28,740
Comprising:

— Policyholder liabilities	10,958	12,724	4,992	28,674
— Unallocated surplus of with-profits funds	66	—	—	66

Premiums
New business	162	1,136	723	2,021
In-force	1,110	1,163	785	3,058

	1,272	2,299	1,508	5,079
Surrendersnote (c)	(502)	(1,490)	(245)	(2,237)
Maturities/Deaths	(431)	(39)	(194)	(664)

Net flowsnote (b)	339	770	1,069	2,178
Shareholders' transfers post tax	(30)	—	—	(30)
Investment-related items and other movements	1,274	(1,154)	245	365
Foreign exchange translation differencesnote (a)	36	(325)	(52)	(341)

At 31 December 2011/1 January 2012	12,643	12,015	6,254	30,912
Comprising:

— Policyholder liabilities	12,593	12,015	6,254	30,862
— Unallocated surplus of with-profits funds	50	—	—	50

Premiums
New business	216	1,336	636	2,188
In-force	1,263	1,292	877	3,432

	1,479	2,628	1,513	5,620
Surrendersnote (c)	(608)	(1,675)	(258)	(2,541)
Maturities/Deaths	(432)	(30)	(196)	(658)

Net flowsnote (b)	439	923	1,059	2,421
Shareholders' transfers post tax	(31)	—	—	(31)
Investment-related items and other movementsnote (d)	639	1,451	88	2,178
Foreign exchange translation differencesnote (a)	(239)	(361)	(216)	(816)

At 31 December 2012	13,451	14,028	7,185	34,664

Comprising:

— Policyholder liabilities	13,388	14,028	7,185	34,601
— Unallocated surplus of with-profits funds	63	—	—	63

Average policyholder liability balances*
2012	12,990	13,022	6,720	32,732
2011	11,775	12,370	5,623	29,768

*
Averages have been based on opening and closing balances and exclude unallocated surplus of with-profits funds.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

Notes

(a)
Movements in the year have been translated at the average exchange rates for the year ended 31 December 2012. The closing balance has been translated at the closing spot rates as at 31 December 2012. Differences upon retranslation are included in foreign exchange translation differences.

(b)
Net flows have increased by £243 million to £2,421 million in 2012 compared with £2,178 million in 2011 reflecting increased flows from new business and growth in the in-force books.

(c)
In 2012 the rate of surrenders for shareholder-backed business (expressed as a percentage of opening liabilities) was 10.6 per cent (2011: 9.8 per cent). Excluding India where the market has been going through a significant period of change following regulatory changes in 2010, the surrender rate in 2012 was at 9.7 per cent (2011: 9.6 per cent). For with-profits business, surrenders have increased from £502 million in 2011 to £608 million in 2012, primarily as a result of certain products in Hong Kong reaching their five year anniversary, the point at which some product features trigger.

(d)
Positive investment-related items and other movements of £2,178 million in 2012 primarily reflects improvements in the Asia equity market.

(c)   Information on credit risks of debt securities

        The following table summarises the credit quality of the debt securities of the Asia insurance operations as at 31 December 2012 by rating agency ratings:

	With-profits business	Unit-linked assets	Other business	2012 Total	2011 Total

	£m	£m	£m	£m	£m
S&P—AAA	675	19	91	785	1,423
S&P—AA+ to AA-	2,960	466	2,097	5,523	3,843
S&P—A+ to A-	2,059	279	944	3,282	3,055
S&P—BBB+ to BBB-	1,377	112	417	1,906	1,451
S&P—Other	1,443	815	874	3,132	2,137

	8,514	1,691	4,423	14,628	11,909

Moody's—Aaa	700	215	474	1,389	1,489
Moody's—Aa1 to Aa3	139	34	98	271	128
Moody's—A1 to A3	93	14	62	169	304
Moody's—Baa1 to Baa3	196	122	57	375	131
Moody's—Other	98	12	2	112	59

	1,226	397	693	2,316	2,111

Fitch	322	93	118	533	351
Other	1,433	1,013	1,479	3,925	3,310

Total Asia debt securities	11,495	3,194	6,713	21,402	17,681

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

        The following table analyses debt securities of 'Other business' which are not externally rated:

	2012	2011

	£m	£m
Government bonds	287	244
Corporate bonds rated as investment grade by local external ratings agencies	1,069	776
Other	123	45

	1,479	1,065

(d)   Products and guarantees

        The life insurance products offered by the Group's Asia operations include a range of with-profits and non-participating term, whole life, endowment and unit-linked policies. The Asia operations also offer health, disability, critical illness and accident coverage to supplement its core life products.

        The terms and conditions of the contracts written by the Asia operations and, in particular, the products' options and guarantees, vary from territory to territory depending upon local market circumstances.

        In general terms, the Asia participating products provide savings and protection where the basic sum assured can be enhanced by a profit share (or bonus) from the underlying fund as determined at the discretion of the insurers. The Asia operations' non-participating term, whole life and endowment products offer savings and/or protection where the benefits are guaranteed or determined by a set of defined market-related parameters. Unit-linked products combine savings with protection, the cash value of the policy depends on the value of the underlying unitised funds. Health and Protection (H&P) policies provide mortality or morbidity benefits and include health, disability, critical illness and accident coverage. H&P products are commonly offered as supplements to main life policies but can be sold separately.

        Subject to local market circumstances and regulatory requirements, the guarantee features described in note D2(d) in respect of UK business broadly apply to similar types of participating contracts written in the Hong Kong branch, Singapore and Malaysia. Participating products have both guaranteed and non-guaranteed elements.

        Non-participating long-term products are the only ones where the Group is contractually obliged to provide guarantees on all benefits. Unit-linked products have the lowest level of guarantee.

        Product guarantees in Asia can be broadly classified into four main categories, namely premium rate, cash value and interest rate guarantees, policy renewability and convertibility options.

        The risks on death coverage through premium rate guarantees are low due to appropriate product pricing.

        Cash value and interest rate guarantees are of three types:

  •
  Maturity values

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

    Maturity values are guaranteed for non-participating products and on the guaranteed portion of participating products. Declared annual bonuses are also guaranteed once vested. Future bonus rates and cash dividends are not guaranteed on participating products;

  •
  Surrender values

    Surrender values are guaranteed for non-participating products and on the guaranteed portion of participating products. The surrender value of declared reversionary bonuses are also guaranteed once vested. Market value adjustments and surrender penalties are used where the law permits such adjustments in cash values;

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

        Whole of life contracts with floor levels of policyholder benefits that accrue at rates set at inception and do not vary subsequently with market conditions are written in the Korean life operations though this is not to a significant extent as Korea has a much higher proportion of linked and health business. The Korean business has non-linked liabilities and linked liabilities at 31 December 2012 of £505 million and £1,628 million respectively (2011: £447 million and £1,407 million respectively).

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

        The method for determining liabilities of insurance contracts for UK GAAP, and IFRS, purposes for some Asia operations is based on US GAAP principles and this method applies to contracts with cash value and interest rate guarantees. Following standard US GAAP procedure, premium deficiency reserve calculations are performed each year to establish whether the carrying values of the liabilities are sufficient.

        On the US GAAP basis the calculations are deterministic, that is to say based on a single set of projections, and expected long-term rates of return are applied.

(e)   Process for setting assumptions and determining liabilities

        The future policyholder benefit provisions for Asia businesses in the Group's IFRS accounts and previously under the MSB, are determined in accordance with methods prescribed by local GAAP adjusted to comply, where necessary, with UK GAAP.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

        For some countries in Asia where local GAAP is not well established and in which the business written is primarily non-participating and linked business, US GAAP is used as the most appropriate reporting basis. This basis is applied in India, Japan, Taiwan and until 2012, Vietnam. Under this basis, the future policyholder benefit provisions for non-linked business are determined using the net level premium method, with an allowance for surrenders, maintenance and claims expenses. Rates of interest used in establishing the policyholder benefit provisions vary by operation depending on the circumstances attaching to each block of business. In Vietnam, the Company improved its estimation basis for liabilities in 2012 from one determined substantially by reference to US GAAP requirements. After making this change, the estimation basis for Vietnam is aligned substantially with that used in Singapore, Malaysia and some other Asia operations.

(f)   Reinsurance

        The Asia businesses cede only minor amounts of business outside the Group with immaterial effects on reported profit. During 2012, reinsurance premiums for externally ceded business were £178 million (2011: £226 million; 2010: £146 million) and the reinsurance assets were £175 million (2011: £151 million) in aggregate.

(g)   Effect of changes in bases, estimates and assumptions used to measure insurance assets and liabilities

        In 2012, the IFRS operating profit based on longer-term investment returns for Asia insurance operations included a net £48 million credit (2011: £38 million) representing a small number of non-recurring items that are not anticipated to re-occur in subsequent periods.

        Separately, the IFRS policyholder liabilities of the shareholder-backed non-linked business of the Group's Hong Kong operation are measured on a prospective net premium valuation approach with zero allowance for lapses. In 2012, the basis of determining the valuation rate of interest has been altered to align with a permitted practice of the Hong Kong authorities for regulatory reporting. The main change is to apply a valuation rate of interest that incorporates a reinvestment yield that is weighted by reference to current and the historical three year average rather than the year end rate. The change reduced the carrying value of policyholder liabilities at 31 December 2012 by £95 million. This benefit is included within the short-term fluctuations in investment returns in the Group's supplementary analysis of profit.

        In 2010, one-off changes made to reserving assumptions resulted in a release from liabilities of £19 million.

(h)   Exposure and sensitivity of IFRS basis profit and shareholders' equity to market and other risks

        The Asia operations sell with-profits and unit-linked policies and, although the with-profits business generally has a lower terminal bonus element than in the UK, the investment portfolio still contains a proportion of equities. Non-participating business is largely backed by debt securities or deposits. The exposure to market risk of the Group arising from its Asia operations is therefore at modest levels. This

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

arises from the fact that the Asia operations have a balanced portfolio of with-profits, unit-linked and other types of business.

        In Asia, adverse persistency experience can impact the IFRS profitability of certain business written in the region. This risk is managed at a business unit level through regular monitoring of experience and the implementation of management actions as necessary. These actions could include product enhancements, increased management focus on premium collection as well as other customer retention efforts. The potential financial impact of lapses is often mitigated through the specific features of the products, eg surrender charges.

(i)    Sensitivity of profit and shareholders' equity to risks other than currency translation risk

With-profits business

        Similar principles to those explained for UK with-profits business apply to profit emergence for the Asia with-profits business.

        Correspondingly, the profit emergence reflects bonus declaration and is relatively insensitive to period by period fluctuations in insurance risk or interest rate movements.

Unit-linked business

        As for the UK insurance operations, for unit-linked business, the main factor affecting the profit and shareholders' equity of the Asia operations is investment performance through asset management fees. The sensitivity of profits and shareholders' equity to changes in insurance risk, interest rate risk and credit risk are not material.

Other business

Interest rate risk

        Asia operations offer a range of insurance and investment products, predominantly with-profits and non-participating term, whole life endowment and unit-linked. Excluding with-profit and unit-linked business, the results of the Asia business are sensitive to the vagaries of routine movements in interest rates.

        For the purposes of analysing sensitivity to variations in interest rates, reference has been made to the movements in the 10-year government bond rates of the territories. At 31 December 2012, 10-year government bond rates vary from territory to territory and range from 0.60 per cent to 9.50 per cent (2011: 0.99 per cent to 12.88 per cent).

        For the sensitivity analysis as at 31 December 2011 as shown in the table below, for the majority of the territories, a movement of 1 per cent in the 10-year government bond rate has been used. Exceptions to this approach are for Japan and Taiwan where a movement of 0.5 per cent has been used. Following falls in interest rates in many of the territories during 2012, the approach was altered such that the reasonably possible interest rate movement used is one per cent for all territories but subject to a floor of zero where the bond rates are currently below 1 per cent. This revised approach was applied in estimating the sensitivity at 31 December 2012.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

        The estimated sensitivity to the decrease and increase in interest rates at 31 December 2012 and 2011 is as follows:

	2012		2011
	Decrease of 1%	Increase of 1%	Decrease of 1% *	Increase of 1% *

	£m	£m	£m	£m
Pre-tax profit	216	(269)	73	(159)
Related deferred tax (where applicable)	(56)	53	(22)	34

Net effect on profit and shareholders' equity	160	(216)	51	(125)

*
Except for Japan and Taiwan using 0.5 per cent sensitivity.

        The pre-tax impacts, if they arose, would mostly be recorded within the category short-term fluctuations in investments returns in the Group's segmental analysis of profit before tax.

        The degree of sensitivity of the results of the non-linked shareholder-backed business of the Asia operations to movements in interest rates depends upon the degree to which the liabilities under the 'grandfathered' IFRS 4 measurement basis reflects market interest rates from period to period. For example for those countries, such as those applying US GAAP, the results can be more sensitive as the effect of interest rate movements on the backing investments may not be offset by liability movements.

Equity price risk

        The non-linked shareholder business has limited exposure to equity and property investment (£663 million at 31 December 2012). Generally changes in equity and property investment values are not directly offset by movements in policyholder liabilities.

        The estimated sensitivity to a 10 and 20 per cent change in equity and property prices for shareholder-backed Asia other business, which would be reflected in the short-term fluctuation component of the Group's segmental analysis of profit before tax, at 31 December 2012 and 2011 would be as follows:

	2012		2011
	Decrease of 20%	Decrease of 10%	Decrease of 20%	Decrease of 10%

	£m	£m	£m	£m
Pre-tax profit	(134)	(67)	(120)	(60)
Related deferred tax (where applicable)	31	15	24	12

Net effect on profit and shareholders' equity	(103)	(52)	(96)	(48)

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

31 December 2012

D:    Life assurance business (Continued)

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

Insurance risk

        Many of the territories in Asia are exposed to mortality/morbidity risk and provision is made within policyholder liabilities on a prudent regulatory basis to cover the potential exposure. If these prudent assumptions were strengthened by 5 per cent then it is estimated that post tax profit would be decreased by approximately £30 million (2011: £27 million). Mortality and morbidity has a symmetrical effect on the portfolio and any weakening of these assumptions would have a similar equal and opposite impact.

(ii)   Sensitivity of IFRS basis profit and shareholders' equity to currency translation risk

        Consistent with the Group's accounting policies, the profits of the Asia insurance operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. For 2012, the rates for the most significant operations are given in note B4.

        A 10 per cent increase or decrease in these rates would have reduced or increased profit before tax attributable to shareholders, profit for the year and shareholders' equity, excluding goodwill, attributable to Asia operations respectively as follows:

	A 10% increase in local currency to £ exchange rates		A 10% decrease in local currency to £ exchange rates
	2012	2011	2012	2011

	£m	£m	£m	£m
Profit before tax attributable to shareholders note	(90)	(57)	110	70
Profit for the year	(75)	(46)	92	56

Shareholders' equity, excluding goodwill, attributable to Asia operations	(243)	(228)	297	278

Note

Sensitivity on profit (loss) before tax ie aggregate of the operating profit based on longer-term investment returns and short-term fluctuations in investment returns.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

(i)    Duration of liabilities

        The table below shows the carrying value of policyholder liabilities. The table below also shows the maturity profile of the cash flows, taking account of expected future premiums and investment returns for 2012 and 2011:

	2012	2011

	£m	£m
Policyholder liabilities	34,601	30,862

Expected maturity:	%	%
0 to 5 years	23	22
5 to 10 years	19	19
10 to 15 years	17	15
15 to 20 years	13	13
20 to 25 years	9	10
Over 25 years	19	21

 D5: Capital position statement for life assurance businesses

        The primary purpose of this section is to meet the disclosure requirements of FRS 27, the UK GAAP Standard on Life Assurance. Prudential, together with other major UK life assurers undertook to the UK Accounting Standards Board in 2004 to adopt this standard for Group IFRS reporting. Under the disclosure requirements of FRS 27 the capital position statement and related footnotes are prepared by reference to local regulation.

(a)   Summary statement

        The Group's estimated capital position for life assurance businesses with reconciliations to shareholders' equity is shown below. As noted above, available capital for each fund or group of

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

companies has been determined by reference to local regulation at 31 December 2012 and 2011. Group capital requirements also apply as discussed in note D5(b)(iv).

	2012
	SAIF	WPSF note (ii)	Total PAC with- profits fund	Other UK life assurance subsidiaries and funds note (ii)	Jackson	Asia life assurance subsidiaries	Total life assurance operations	M &G (including Prudential Capital)	Parent company and shareholders' equity of other subsidiaries and funds	Group total

	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Group shareholders' equity
Held outside long-term funds:
Net assets	—	—	—	920	4,343	2,290	7,553	393	(1,143)	6,803
Goodwill	—	—	—	—	—	239	239	1,153	77	1,469

Total	—	—	—	920	4,343	2,529	7,792	1,546	(1,066)	8,272
Held in long-term fundsnote (iii)	—	—	—	2,087	—	—	2,087	—	—	2,087

Total Group shareholders' equity	—	—	—	3,007	4,343	2,529	9,879	1,546	(1,066)	10,359

Adjustments to regulatory basis
Unallocated surplus of with-profits fundsnote (v)		10,526	10,526	—	—	63	10,589
Shareholders' share of realistic liabilities		(2,469)	(2,469)	—	—	—	(2,469)
Deferred acquisition costs of non-participating business not recognised for regulatory reporting purposes and goodwill	—	(6)	(6)	(103)	(3,199)	(893)	(4,201)
Jackson surplus notesnote (iv)	—	—	—	—	153	—	153
Investment and policyholder liabilities valuation differences between IFRS and regulatory basis for Jacksonnote (viii)		—	—	—	696	—	696
Adjustment from IAS 19 basis pension deficit attributable to WPSF to pension liability for regulatory purposesnote (vii)	—	(107)	(107)	—	—	—	(107)
Valuation difference on PAL between IFRS basis and regulatory basis	—	(215)	(215)	—	—	—	(215)
Other adjustments to restate these amounts to a regulatory basis (with SAIF and the WPSF on a Peak 2 realistic basis)note (v)	—	(729)	(729)	(534)	906	(78)	(435)

Total adjustments	—	7,000	7,000	(637)	(1,444)	(908)	4,011

Total available capital resources of life assurance businesses on local regulatory bases	—	7,000	7,000	2,370	2,899	1,621	13,890

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

	2012
	SAIF	WPSF note (i)	Total PAC with- profits fund	Other UK life assurance subsidiaries and funds note (ii)	Jackson	Asia life assurance subsidiaries	Total life assurance operations

	£m	£m	£m	£m	£m	£m	£m
Policyholder liabilities
With-profits liabilities of UK
Regulated with-profits funds:
Insurance contracts	7,217	29,353	36,570	—	—	6,696	43,266
Investment contracts (with discretionary participation features)	352	33,112	33,464	—	—	95	33,559

Total	7,569	62,465	70,034	—	—	6,791	76,825

Other liabilities:
Insurance contracts:
With-profits liabilities of non-UK regulated funds	—	—	—	—	—	6,597	6,597
Unit-linked, including variable annuity	—	29	29	6,086	49,298	14,028	69,441
Other life assurance business	309	14,013	14,322	27,259	40,894	7,058	89,533
Investment contracts without discretionary participation features (principally unit-linked and similar contracts in the UK and GIC liabilities of Jackson)note vi	—	22	22	16,160	2,069	127	18,378

Total	309	14,064	14,373	49,505	92,261	27,810	183,949

Total policyholder liabilities shown in the consolidated statement of financial position	7,878	76,529	84,407	49,505	92,261	34,601	260,774

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

	2011*
	SAIF	WPSF note (i)	Total PAC with- profits fund	Other UK life assurance subsidiaries and funds note (ii)	Jackson	Asia life assurance subsidiaries	Total life assurance operations	M &G (including Prudential Capital)	Parent company and shareholders' equity of other subsidiaries and funds	Group total

	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Group shareholders' equity
Held outside long-term funds:
Net assets	—	—	—	930	3,761	2,071	6,762	229	(1,514)	5,477
Goodwill	—	—	—	—	—	235	235	1,153	77	1,465

Total	—	—	—	930	3,761	2,306	6,997	1,382	(1,437)	6,942
Held in long-term fundsnote (iii)	—	—	—	1,622	—	—	1,622	—	—	1,622

Total Group shareholders' equity	—	—	—	2,552	3,761	2,306	8,619	1,382	(1,437)	8,564

Adjustments to regulatory basis
Unallocated surplus of with-profits fundsnote (v)		9,165	9,165			50	9,215
Shareholders' share of realistic liabilities		(2,394)	(2,394)				(2,394)
Deferred acquisition costs of non-participating business not recognised for regulatory reporting purposes and goodwill		(6)	(6)	(111)	(3,095)	(929)	(4,141)
Jackson surplus notesnote (iv)					160		160
Investment and policyholder liabilities valuation differences between IFRS and regulatory basis for Jacksonnote (vii)					1,002		1,002
Adjustment from IAS 19 basis pension deficit attributable to WPSF to pension liability for regulatory purposes		16	16				16
Valuation difference on PAL between IFRS basis and regulatory basis		(640)	(640)				(640)
Other adjustments to restate these amounts to a regulatory basis (with SAIF and the WPSF on a Peak 2 realistic basis)note (v)		(2)	(2)	(504)	699	66	259

Total adjustments		6,139	6,139	(615)	(1,234)	(813)	3,477

Total available capital resources of life assurance businesses on local regulatory bases		6,139	6,139	1,937	2,527	1,493	12,096

*
The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

	2011
	SAIF	WPSF note (i)	Total PAC with- profits fund	Other UK life assurance subsidiaries and funds note (ii)	Jackson	Asia life assurance subsidiaries	Total life assurance operations

	£m	£m	£m	£m	£m	£m	£m
Policyholder liabilities
With-profits liabilities of UK
Regulated with-profits funds:
Insurance contractsnote (viii)	7,934	30,077	38,011	—	—	6,777	44,788
Investment contracts (with discretionary participation features)	412	28,936	29,348	—	—	397	29,745

Total	8,346	59,013	67,359	—	—	7,174	74,533

Other liabilities:
Insurance contracts:
With-profits liabilities of non-UK regulated funds	—	—	—	—	—	5,419	5,419
Unit-linked, including variable annuitynote (viii)		26	26	6,387	37,833	12,015	56,261
Other life assurance business	209	13,365	13,574	24,734	29,445	6,142	73,895
Investment contracts without discretionary participation features (principally unit-linked and similar contracts in the UK and GIC liabilities of Jackson)note (vi)	—	17	17	14,927	1,911	112	16,967

Total	209	13,408	13,617	46,048	69,189	23,688	152,542

Total policyholder liabilities shown in the consolidated statement of financial position	8,555	72,421	80,976	46,048	69,189	30,862	227,075

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

(vii)
The investment and policyholder liabilities valuation difference between IFRS and regulatory bases for Jackson is mainly due to not all investments being carried at fair value under the regulatory basis and also due to the valuation difference on annuity reserves.

(viii)
The allocation between the with-profits liabilities and unit-linked liabilities within the WPSF column have been adjusted for those previously published to align with the basis of presentation applied in 2012.

(b)   Basis of preparation, capital requirements and management

        Each of the Group's long-term business operations is capitalised to a sufficiently strong level for its individual circumstances. Details of the Group's major operations are shown below.

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

        Available capital of the WPSF and SAIF of £7.0 billion (2011: £6.1 billion) represents the excess of assets over liabilities on the FSA realistic basis. Unlike the previously discussed FRS 27 basis, realistic

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

liabilities on the regulatory basis include the shareholders' share of future bonuses. These amounts are shown before deduction of the risk capital margin (RCM) which is estimated to be £1.5 billion at 31 December 2012 (2011: £2.0 billion).

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

Other UK life assurance subsidiaries and funds

        The available capital of £2,370 million (2011: £1,937 million) reflects the excess of regulatory basis assets over liabilities of the subsidiaries and funds, before deduction of the capital resources requirement of £1,376 million (2011: £1,194 million).

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

        The available capital of Jackson shown above of £2,899 million (2011: £2,527 million) reflects US regulatory basis assets less liabilities including asset valuation reserves. The asset valuation reserve is designed to provide for future credit-related losses on debt securities and losses on equity investments. Available capital includes a reduction for the effect of the interest maintenance reserve, which is designed by state regulators to defer recognition of non-credit related realised capital gains and losses and to recognise them rateably in the future.

        Jackson's risk-based capital ratio is significantly in excess of regulatory requirements. At 31 December 2012, Jackson had a permitted practice in effect as granted by the local regulator allowing Jackson to carry certain interest rate swaps at book value, as if statutory hedge accounting were in place, instead of at fair value as would have been otherwise required. Jackson was also required to demonstrate the effectiveness of its interest rate swap programme pursuant to the Michigan Insurance

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

Code. The total effect of this permitted practice net of tax was to decrease statutory surplus by £357 million at 31 December 2012.

        Michigan insurance law specifically allows value of business acquired ("VOBA") as an admitted asset as long as certain criteria are met. US NAIC standards limit the admitted amount of goodwill/VOBA generally to 10 per cent of capital and surplus. At 31 December 2012, Jackson reported £289 million of statutory basis VOBA as a result of the REALIC acquisition, which is fully admissible under Michigan insurance law.

(iii)   Asia operations

        The available capital shown above of £1,621 million (2011: £1,493 million) represents the excess of local regulatory basis assets over liabilities before deduction of required capital of £661 million (2011: £608 million). These amounts have been determined applying the local regulations in each of the operations.

        The businesses in Asia are subject to local capital requirements in the jurisdictions in which they operate. The Hong Kong business branch of PAC and its capital requirements are subsumed within those of the PAC long-term fund. For the other material Asia operations, the details of the basis of determining regulatory capital and regulatory capital requirements are as follows:

Singapore

        A risk-based regulatory framework applies in Singapore.

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

31 December 2012

D:    Life assurance business (Continued)

        For linked business the value of units is held together with a non-unit reserve calculated in accordance with standard actuarial methodology.

        Solvency capital is determined using a risk-based capital approach. The adjusted solvency capital assets of the Company must exceed 200 per cent of the risk related capital requirement value at risk. A number of changes to the risk-based capital rules in Japan were effective in April 2012 but the changes did not have a significant impact on the Group's Japan business.

Malaysia

        A risk-based capital framework applies in Malaysia.

        For participating business, a gross premium reserve on the guaranteed and non-guaranteed benefits determined using best estimate assumptions is held. The amount held is subject to a minimum of a gross premium reserve on the guaranteed benefits, determined using best estimate assumptions along with provisions of risk margin for adverse deviations discounted at the risk-free rate.

        For non-participating business, gross premium reserves determined using best estimate assumptions along with provisions of risk margin for adverse deviations discounted at the risk-free rate are held. For linked business the value of units is held together with a non-unit reserve calculated in accordance with standard actuarial methodology.

        Participating fund surplus is not allowed to be used to support deficit (if any) and capital requirement of the non-participating business. The capital requirement is calculated based on a prescribed series of risk charges. The local regulator has set a Supervisory Target Capital Level of 130 per cent below which supervisory actions of increasing intensity will be taken. Each insurer is also required to set its own Individual Target Capital Level to reflect its own risk profile and this is expected to be higher than the Supervisory Target Capital Level.

Vietnam

        Mathematical reserves are calculated using a modified net premium approach, set using assumptions agreed with the regulator.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

        A risk-based capital framework applies in Korea. Under this risk based framework, insurance companies in Korea are expected to maintain a level of free surplus in excess of the capital requirements with the general target level of solvency margin being in excess of 150 per cent of the risk-based capital.

(iv)  Group capital requirements

        In addition to the requirements at individual company level, FSA requirements under the IGD apply additional prudential requirements for the Group as a whole. Discussion of the Group's estimated IGD position at 31 December 2012, together with market risk sensitivity disclosure provided to key management, is provided in the Risk and Capital Management section under Group Risk Framework in Item 4 'Information on the Company.

(c)   Movements in total available capital

        Total available capital for the Group's life assurance operations has changed as follows:

	2012
	WPSF note (i)	Other UK life assurance subsidiaries and funds note (iii)	Jackson note (ii)	Asia life assurance subsidiaries note (iv)	Group total

	£m	£m	£m	£m	£m
Available capital at 31 December 2011	6,139	1,937	2,527	1,493	12,096
Changes in assumptions	(136)	(145)	—	30	(251)
Changes in management policy	500	—	—	(24)	476
Changes in regulatory requirements	—	—	—	27	27
New business and other factorsnote (v)	497	578	372	95	1,542

Available capital at 31 December 2012	7,000	2,370	2,899	1,621	13,890

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

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

Notes

(i)
WPSF

The increase in 2012 of £861 million reflects primarily the positive impact of investment returns earned on the opening available capital. The decrease in 2011 of £661 million reflects primarily the negative effect of the lower interest rate used to value projected policyholder benefit payments, partially offset by the positive impact of investment returns earned on the opening available capital.

(ii)
Jackson

The increase of £372 million in 2012 reflects an underlying increase of £483 million (applying the 2012 year end exchange rate of $1.63:£1.00) and £111 million of exchange translation loss.

The decrease of £380 million in 2011 reflects an underlying decrease of £402 million (applying the 2011 year end exchange rate of $1.55:£1.00) and £22 million of exchange translation gains.

(iii)
Other UK life assurance subsidiaries and funds

The effect from the changes in assumptions of valuation interest rates on insurance liabilities is broadly matched by the corresponding effect on assets leaving no significant impact on the available capital.

(iv)
Asia life assurance subsidiaries

The increase of £128 million in 2012 reflects an underlying increase of £177 million (applying the relevant 2012 year end exchange rates) and £49 million of exchange translation loss.

The increase of £115 million in 2011 reflected an underlying increase of £134 million (applying the relevant 2011 year end exchange rates) and £19 million of exchange translation loss.

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

31 December 2012

D:    Life assurance business (Continued)

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

        Stochastic modelling of assets and liabilities is undertaken in the UK, Jackson and Asia to assess the economic capital requirements.

        A stochastic approach models the inter-relationship between asset and liability movements, taking into account asset correlation, management actions and policyholder behaviour under a large number of alternative economic scenarios.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

D:    Life assurance business (Continued)

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

(f)   Intragroup arrangements in respect of SAIF

        Should the assets of SAIF be inadequate to meet the guaranteed benefit obligations of the policyholders of SAIF, the PAC long-term fund would be liable to cover any such deficiency in the first instance. The directors believe that the probability of either the PAC long-term fund or the Group's shareholders' funds having to contribute to SAIF is remote.

E:    Asset management (including US broker-dealer) and other operations

E1:  Income statement for asset management operations

        The Group's asset management operations are based in the UK, Asia and the US where they operate different models and under different brands tailored to their markets.

        Asset management in the UK and Europe is undertaken through M&G which is made up of three distinct businesses being Retail, Institutional and Finance. M&G's investment expertise covers all key asset classes, equities, fixed interest and commercial real estate, and includes a number of specialist fixed income and real estate strategies. M&G manages its own retail fund operations, funds for pensions, insurance companies and third-party entities.

        Asset management in the US is undertaken through PPM America which manages assets for the Group's UK, Asia and US affiliates plus also provides investment services to other affiliated and unaffiliated institutional clients including collateralised debt obligations (CDOs), private investment funds, institutional accounts and mutual funds. In addition, broker-dealer activities are undertaken in the US where trades in securities are carried out for both third-party customers and for its own account.

        Eastspring Investments in Asia serves both the life companies in Asia by managing the life funds and funds underlying the investment linked products and third-party customers through mutual fund

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

E:    Asset management (including US broker-dealer) and other operations (Continued)

business. Asia offers mutual fund investment products in a number of countries within the region, allowing customers to participate in debt, equity and money market investments.

        Other operations cover unallocated corporate activities and includes the head office functions.

(a)   The profit included in the income statement in respect of asset management operations for the year is as follows:

	M&G	US	Eastspring Investments note (iii)	Total 2012	Total 2011	Total 2010

	£m	£m	£m	£m	£m	£m
Revenue (excluding revenue of consolidated investment funds and NPH broker-dealer fees)	1,234	296	282	1,812	1,583	1,423
Revenue of consolidated investment fundsnote (i)	(11)	—	—	(11)	9	11
NPH broker-dealer feesnote (i)	—	435	—	435	405	369

Gross revenue*	1,223	731	282	2,236	1,997	1,803

Charges (excluding charges of consolidated investment funds and NPH broker-dealer fees)	(713)	(257)	(207)	(1,177)	(1,147)	(1,003)
Charges of consolidated investment fundsnote (i)	11	—	—	11	(9)	(11)
NPH broker-dealer feesnote (i)	—	(435)	—	(435)	(405)	(369)

Gross charges	(702)	(692)	(207)	(1,601)	(1,561)	(1,383)

Profit before tax	521	39	75	635	436	420

Comprising:
Operating profit based on longer-term investment returnsnote (b)	371	39	75	485	461	378
Short-term fluctuations in investment returnsnote (ii)	93	—	—	93	(29)	47
Shareholder's share of actuarial gains and losses on defined benefit pension schemes	15	—	—	15	4	(5)
Gain on dilution of Group's holdings	42	—	—	42	—	—

Profit before tax	521	39	75	635	436	420

*
For 2012, gross revenue includes the Group's share of results from the associate PPM South Africa. In prior years, PPM South Africa was treated as a subsidiary and accounted for accordingly.

Notes

(i)
Under IFRS, disclosure details of segment revenue are required. The segment revenue of the Group's asset management operations are required to include two items that are for amounts which, reflecting their commercial nature, are also wholly

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

E:    Asset management (including US broker-dealer) and other operations (Continued)

  reflected as charges within the income statement. After allowing for these charges, there is no effect on profit from these two items which are:

  (a)
  Investment funds which are managed on behalf of third parties and are consolidated under IFRS in recognition of the control arrangements for the funds. The gains and losses of these funds are non-recourse to M&G and the Group; and

  (b)
  NPH broker-dealer fees which represent commissions received, that are then paid on to the writing brokers on sales of investment products.

  The presentation in the table above shows the amounts attributable to these two items so that the underlying revenue and charges can be seen.

(ii)
Short-term fluctuations in investment returns for M&G are primarily in respect of unrealised fair value movements on Prudential Capital's bond portfolio.

(iii)
Included within Eastspring Investments revenue and charges are £42 million of commissions (2011: £44 million; 2010: £60 million).

(b)   M&G operating profit based on longer-term investment returns:

	2012	2011*	2010*

	£m	£m	£m
Asset management fee income	728	662	575
Other income	6	4	3
Staff costs	(289)	(270)	(254)
Other costs	(147)	(134)	(112)

Underlying profit before performance-related fees	298	262	212
Share of associate results	13	26	20
Performance-related fees	9	13	14

Operating profit from asset management operations	320	301	246
Operating profit from Prudential Capital	51	56	38

Total M&G operating profit based on longer-term investment returns	371	357	284

*
Following the divestment in the first half of 2012 of M&G's holding in PPM South Africa from 75 per cent to 49.99 per cent and its treatment from 2012 as an associate, M&G's operating income and expense no longer include any element from PPM South Africa, with the share of associates results being presented in a separate line. The table above reflects the retrospective application of this basis of presentation for the 2011 and 2010 results. Total profit remains the same.

        The difference between the fees and other income shown above in respect of asset management operations, and the revenue figure for M&G shown (excluding consolidated investment funds) in the main table primarily relates to the total revenue of Prudential Capital (including short-term fluctuations) of £218 million (2011: £96 million; 2010: £136 million) and commissions which have been netted off in arriving at the fee income of £728 million (2011: £662 million; 2010: £612 million) in the table above. The difference in the presentation of commission is aligned with how management reviews the business.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

E:    Asset management (including US broker-dealer) and other operations (Continued)

E2:    Statement of financial position for asset management operations

        Assets, liabilities and shareholders' equity included in the Group consolidated statement of financial position in respect of asset management operations are as follows:

	M&G note (iii)	US	Eastspring Investments	Total 31 Dec 2012	Total 31 Dec 2011

	£m	£m	£m	£m	£m
Assets
Intangible assets:
Goodwill	1,153	16	61	1,230	1,230
Deferred acquisition costs and other intangibles assets	10	2	2	14	16

Total	1,163	18	63	1,244	1,246

Other non-investment and non-cash assets	901	174	83	1,158	1,129
Associate investments accounted for using the equity method	41	—	—	41	—
Financial investments:
Loansnote (i)	1,199	—	—	1,199	1,256
Equity securities and portfolio holdings in unit trusts	50	—	20	70	594
Debt securitiesnote (ii)	1,839	—	7	1,846	1,842
Other investments	38	6	—	44	78
Deposits	3	33	48	84	89

Total investments	3,170	39	75	3,284	3,859

Cash and cash equivalents	909	48	126	1,083	1,735

Total assets	6,143	279	347	6,769	7,969

Equity and liabilities
Equity
Shareholders' equity	1,545	124	268	1,937	1,783
Non-controlling interests	—	—	—	—	5

Total equity	1,545	124	268	1,937	1,788

Liabilities
Core structural borrowing of shareholder-financed operations	275	—	—	275	250
Intra-group debt represented by operational borrowings at Group levelnote (iv)	2,084	—	—	2,084	2,956
Net asset value attributable to external holders of consolidated unit trusts and similar funds	162	—	—	162	678
Other non-insurance liabilitiesnote (v)	2,077	155	79	2,311	2,297

Total liabilities	4,598	155	79	4,832	6,181

Total equity and liabilities	6,143	279	347	6,769	7,969

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

E:    Asset management (including US broker-dealer) and other operations (Continued)

Notes

(i)
Loans

The M&G loans relate to loans and receivables managed by Prudential Capital. These assets are generally secured but most have no external credit ratings. Internal ratings prepared by the Group's asset management operations as part of the risk management process are:

	2012	2011

	£m	£m
Loans and receivables internal ratings:
A+ to A-	—	129
BBB+ to BBB-	836	1,000
BB+ to BB-	339	89
B+ to B-	24	38

Total M&G loans	1,199	1,256

(ii)
Debt securities

Of the £1,846 million total debt securities at 31 December 2012 (2011: £1,842 million) for asset management operations, the following amounts were held by M&G.

	2012	2011

	£m	£m
M&G:
AAA to A- by Standard & Poor's or Aaa rated by Moody's	1,493	1,547
Other	346	287

Total M&G debt securities	1,839	1,834

(iii)
The M&G statement of financial position includes the assets and liabilities in respect of Prudential Capital.

(iv)
Intra-group debt represented by operational borrowings at Group level

Operational borrowings for M&G are in respect of Prudential Capital's short-term fixed income security programme and comprise:

	2012	2011

	£m	£m
Commercial paper	1,535	2,706
Medium-Term Notes	549	250

Total intra-group debt represented by operational borrowings at Group level	2,084	2,956

(v)
Other non-insurance liabilities consists primarily of intra-group balances, derivative liabilities and other creditors.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

E:    Asset management (including US broker-dealer) and other operations (Continued)

E3:    Regulatory and other surplus for asset management operations

        Certain asset management operations are subject to regulatory requirements. The movement in the year of the surplus regulatory capital position of these operations, combined with the movement in the IFRS basis shareholders' funds for unregulated asset management operations, is as follows:

	Asset management operations
	2012				2011
	M&G	US	Eastspring Investments	Total	Total

	£m	£m	£m	£m	£m
Regulatory and other surplus
Beginning of year	156	129	127	412	432
Gains during the year	356	8	52	416	326
Movement in capital requirement	(3)	—	6	3	(14)
Capital injection	—	—	9	9	8
Distributions made	(254)	(8)	(56)	(318)	(342)
Exchange movement	—	(5)	(4)	(9)	2

End of year	255	124	134	513	412

        The movement in the year reflects gains driven by profits generated during the year and also changes in regulatory requirements. Distributions consist of dividends paid up to the parent company.

        The M&G figures include those for Prudential Capital.

E4:    Sensitivity of profit and shareholders' equity to market and other financial risk

(i)    Currency translation

        Consistent with the Group's accounting policies, the profits of Eastspring Investments and US asset management operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. The rates for the functional currencies of most significant operations are shown in note B4.

        A 10 per cent increase in the relevant exchange rates would have reduced reported profit before tax attributable to shareholders and shareholders' equity, excluding goodwill attributable to Eastspring Investments and US asset management operations, by £10 million (2011: £9 million) and £29 million (2011: £30 million) respectively.

(ii)   Sensitivities to other financial risks for asset management operations

        The principal sensitivities to other financial risk of asset management operations are credit risk on the bridging loan portfolio as described in note E2 of the Prudential Capital operation and the indirect effect of changes to market values of funds under management. Due to the nature of the asset management operations there is limited direct sensitivity to movements in interest rates. Total debt securities held at 31 December 2012 by asset management operations were £1,846 million (2011: £1,842 million), the majority of which are held by the Prudential Capital operation. Debt securities held

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

E:    Asset management (including US broker-dealer) and other operations (Continued)

by M&G and Prudential Capital are in general variable rate bonds and so market value is limited in sensitivity to interest rate movements and consequently any change in interest rates would not have a material impact on profit or shareholders' equity. The Group's asset management operations do not hold significant investments in property or equities.

E5:    Other operations

        Other operations consist of unallocated corporate activities relating to Group Head Office and the Asia regional head office, with net expenditure for the year of £498 million (2011: £483 million; 2010: negative £450 million) as detailed in note B1. An analysis of the assets and liabilities of other operations is shown in note B5.

        The Group holds certain derivatives that are used to manage foreign currency movements and macroeconomic exposures. The fair value of these derivatives is sensitive to the combined effect of movements in exchange rates, interest rates and inflation rates. The possible permutations cover a wide range of scenarios. For indicative purposes, a reasonably possible range of fair value movements could be plus or minus £17 million.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

F:    Income statement notes

F1:    Segmental information

	Year ended 31 December 2012
	Insurance operations			Asset management(note E1)
	UK	US	Asia	M&G	US	Eastspring Investments	Total segment	Unallocated corporate	Group total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Gross premiums earned	7,020	14,660	8,230	—	—	—	29,910		29,910
Outward reinsurance premiums	(135)	(193)	(178)	—	—	—	(506)		(506)

Earned premiums, net of reinsurance	6,885	14,467	8,052	—	—	—	29,404	—	29,404
Investment returnnote(ii)	14,495	6,193	3,112	251	6	8	24,065	(14)	24,051
Other income	213	(2)	153	972	725	274	2,335	(314)	2,021

Total revenue, net of reinsurance	21,593	20,658	11,317	1,223	731	282	55,804	(328)	55,476

Benefits and claims	(18,253)	(18,703)	(7,875)	—	—	—	(44,831)	—	(44,831)
Outward reinsurers' share of benefits and claimsnote(iv)	159	(8)	108	—	—	—	259	—	259
Movement in unallocated surplus of with-profits fundsnote(iii)	(863)	—	(518)	—	—	—	(1,381)	—	(1,381)

Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	(18,957)	(18,711)	(8,285)	—	—	—	(45,953)	—	(45,953)
Acquisition costs and other operating expenditurenote F3	(1,478)	(1,079)	(1,965)	(686)	(692)	(207)	(6,107)	52	(6,055)
Finance costs: interest on core structural borrowings of shareholder-financed operations	—	(13)	—	(16)	—	—	(29)	(251)	(280)

Total charges, net of reinsurance	(20,435)	(19,803)	(10,250)	(702)	(692)	(207)	(52,089)	(199)	(52,288)

Profit (loss) before tax (being tax attributable to shareholders' and policyholders' returns)note(i)	1,158	855	1,067	521	39	75	3,715	(527)	3,188
Tax charge attributable to policyholders' returns	(300)	—	(78)	—	—	—	(378)	—	(378)

Profit (loss) from continuing operations before tax attributable to shareholders	858	855	989	521	39	75	3,337	(527)	2,810

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

F:    Income statement notes (Continued)

        This is represented in the segmental analysis of profit from continuing operations before tax attributable to shareholders in note B1 as follows:

	Year ended 31 December 2012
	Insurance operations			Asset management
	UK	US	Asia	M&G	US	Eastspring Investments	Total segment	Unallocated corporate	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Operating profit based on longer-term investment returns	736	964	913	371	39	75	3,098	(565)	2,533
Short-term fluctuations in investment returns on shareholder-backed business	136	(90)	76	93	—	—	215	(11)	204
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(14)	—	—	15	—	—	1	49	50
Gain on dilution of Group holdings	—	—	—	42	—	—	42	—	42
Amortisation of acquisition accounting adjustments arising on purchase of REALIC	—	(19)	—	—	—	—	(19)	—	(19)

Profit (loss) from continuing operations before tax attributable to shareholders	858	855	989	521	39	75	3,337	(527)	2,810

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

F:    Income statement notes (Continued)

	Year ended 31 December 2011*
	Insurance operations			Asset management(note E1)
	UK	US	Asia	M&G	US	Eastspring Investments	Total segment	Unallocated corporate	Group total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Gross premiums earned	5,678	12,650	7,378	—	—	—	25,706	—	25,706
Outward reinsurance premiums	(131)	(72)	(226)	—	—	—	(429)		(429)

Earned premiums, net of reinsurance	5,547	12,578	7,152	—	—	—	25,277	—	25,277
Investment returnnote(ii)	7,604	1,447	283	128	1	2	9,465	(105)	9,360
Other income	193	(62)	155	923	653	290	2,152	(283)	1,869

Total revenue, net of reinsurance	13,344	13,963	7,590	1,051	654	292	36,894	(388)	36,506

Benefits and claims	(12,048)	(12,931)	(6,081)	—	—	—	(31,060)	—	(31,060)
Outward reinsurers' share of benefits and claimsnote(iv)	290	280	176	—	—	—	746	—	746
Movement in unallocated surplus of with-profits fundsnote(iii)	485	—	540	—	—	—	1,025	—	1,025

Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	(11,273)	(12,651)	(5,365)	—	—	—	(29,289)	—	(29,289)
Acquisition costs and other operating expenditurenote F3	(1,239)	(815)	(1,562)	(704)	(630)	(212)	(5,162)	42	(5,120)
Finance costs: interest on core structural borrowings of shareholder-financed operations	—	(13)	—	(15)	—	—	(28)	(258)	(286)

Total charges, net of reinsurance	(12,512)	(13,479)	(6,927)	(719)	(630)	(212)	(34,479)	(216)	(34,695)

Profit (loss) before tax (being tax attributable to shareholders' and policyholders' returns)note(i)	832	484	663	332	24	80	2,415	(604)	1,811
Tax charge attributable to policyholders' returns	68	—	(51)	—	—	—	17	—	17

Profit (loss) from continuing operations before tax attributable to shareholders	900	484	612	332	24	80	2,432	(604)	1,828

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

F:    Income statement notes (Continued)

        This is represented in the segmental analysis of profit from continuing operations before tax attributable to shareholders in note B1 as follows:

	Year ended 31 December 2011*
	Insurance operations			Asset management
	UK	US	Asia	M&G	US	Eastspring Investments	Total segment	Unallocated corporate	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Operating profit based on longer-term investment returns	723	651	704	357	24	80	2,539	(512)	2,027
Short-term fluctuations in investment returns on shareholder-backed business	159	(167)	(92)	(29)	—	—	(129)	(91)	(220)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	18	—	—	4	—	—	22	(1)	21

Profit (loss) from continuing operations before tax attributable to shareholders	900	484	612	332	24	80	2,432	(604)	1,828

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

F:    Income statement notes (Continued)

	Year ended 31 December 2010*
	Insurance operations			Asset management(note E1)
	UK	US	Asia	M&G	US	Eastspring Investments	Total segment	Unallocated corporate	Group total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Gross premiums earned	6,371	11,817	6,380	—	—	—	24,568	—	24,568
Outward reinsurance premiums	(128)	(83)	(146)	—	—	—	(357)	—	(357)

Earned premiums, net of reinsurance	6,243	11,734	6,234	—	—	—	24,211	—	24,211
Investment returnnote(ii)	14,374	4,576	2,744	186	1	3	21,884	(115)	21,769
Other income	233	(24)	139	768	597	248	1,961	(295)	1,666

Total revenue, net of reinsurance	20,850	16,286	9,117	954	598	251	48,056	(410)	47,646

Benefits and claims	(18,674)	(15,472)	(6,462)	—	—	—	(40,608)	—	(40,608)
Outward reinsurers' share of benefits and claims	243	49	43	—	—	—	335	—	335
Movement in unallocated surplus of with-profits fundsnote(iii)	70	—	(315)	—	—	—	(245)	—	(245)

Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	(18,361)	(15,423)	(6,734)	—	—	—	(40,518)	—	(40,518)
Acquisition costs and other operating expenditurenote F4	(1,093)	(575)	(1,672)	(628)	(576)	(179)	(4,723)	(266)	(4,989)
Finance costs: interest on core structural borrowings of shareholder-financed operations	—	(13)	—	—	—	—	(13)	(244)	(257)

Total charges, net of reinsurance	(19,454)	(16,011)	(8,406)	(628)	(576)	(179)	(45,254)	(510)	(45,764)

Profit (loss) before tax (being tax attributable to shareholders' and policyholders' returns)note(i)	1,396	275	711	326	22	72	2,802	(920)	1,882
Tax charge attributable to policyholders' returns	(536)	—	(75)	—	—	—	(611)	—	(611)

Profit (loss) from continuing operations before tax attributable to shareholders	860	275	636	326	22	72	2,191	(920)	1,271

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

F:    Income statement notes (Continued)

        This is represented in the segmental analysis of profit from continuing operations before tax attributable to shareholders in note B1 as follows:

	Year ended 31 December 2010*
	Insurance operations			Asset management
	UK	US	Asia	M&G	US	Eastspring Investments	Total segment	Unallocated corporate	Group total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Operating profit based on longer-term investment returns	719	728	522	284	22	72	2,347	(521)	1,826
Short-term fluctuations in investment returns on shareholder-backed business	116	(453)	114	47	—	—	(176)	(22)	(198)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(5)	—	—	(5)	—	—	(10)	—	(10)
Costs of terminated AIA transaction	—	—	—	—	—	—	—	(377)	(377)
Gain on dilution of Group's holdings	30	—	—	—	—	—	30	—	30

Profit (loss) from continuing operations before tax attributable to shareholders	860	275	636	326	22	72	2,191	(920)	1,271

*
The 2011 and 2010 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

Notes

(i)
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

(iv)
The increase in the credit for outwards reinsurers' share of benefits and claims for Jackson from 2010 to 2011 arises from the fair value movements on the GMIB reinsurance in 2011. As the GMIB reinsurance is net settled it is considered to be a derivative under IAS 39. The movement was particularly high in 2011 due to the reduction in US interest rates in 2011.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

F:    Income statement notes (Continued)

F2: Revenue

	2012	2011	2010

	£m	£m	£m
Long-term business premiums
Insurance contract premiums	27,447	23,705	22,595
Investment contracts with discretionary participation feature premiums	2,243	1,861	1,802
Inwards reinsurance premiums	220	140	171
Less: reinsurance premiums ceded	(506)	(429)	(357)

Earned premiums, net of reinsurancenote(iv)	29,404	25,277	24,211

Investment return
Realised and unrealised gains and losses on securities at fair value through profit and loss	15,338	866	14,728
Realised and unrealised losses and gains on derivatives at fair value through profit and loss	75	86	(891)
Realised losses on available-for-sale securities, previously recognised in other comprehensive income	68	101	(51)
Realised losses on loans	(51)	(43)	(12)
Interestnotes(i), (ii)	6,600	6,440	5,976
Dividends	1,462	1,304	1,394
Other investment return	559	606	625

Investment return	24,051	9,360	21,769

Fee income from investment contract business and asset managementnotes(iii), (iv)	2,021	1,869	1,666

Total revenue	55,476	36,506	47,646

Notes

(i)
The segmental analysis of interest income is as follows:

	2012	2011	2010

	£m	£m	£m
Insurance operations:
UK	4,310	4,286	4,371
US	1,778	1,717	1,014
Asia	403	339	412
Asset management operations:
M&G	114	110	127
US	1	1	—
Eastspring Investments	3	3	2

Total segment	6,609	6,456	5,926

Unallocated corporate	(9)	(16)	50

Total	6,600	6,440	5,976

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

F:    Income statement notes (Continued)

(ii)
Interest income includes £13 million (2011: £8 million; 2010: £8 million) accrued in respect of impaired securities.

(iii)
Fee income includes £35 million (2011: £13 million; 2010: £11 million) relating to financial instruments that are not held at fair value through profit and loss.

These fees primarily related to prepayment fees, late fees and syndication fees.

(iv)
The following table provides additional segmental analysis of revenue from external customers:

	2012
	Asia	US	UK	Intragroup	Total

	£m	£m	£m	£m	£m
Revenue from external customers:
Insurance operations	8,205	14,465	7,098	—	29,768
Asset management	274	725	972	(333)	1,638
Unallocated corporate	—	—	19	—	19
Intragroup revenue eliminated on consolidation	(84)	(77)	(172)	333	—

Total revenue from external customers	8,395	15,113	7,917	—	31,425

	2011
	Asia	US	UK	Intragroup	Total

	£m	£m	£m	£m	£m
Revenue from external customers:
Insurance operations	7,307	12,516	5,740	—	25,563
Asset management	290	653	923	(323)	1,543
Unallocated corporate	—	—	40	—	40
Intragroup revenue eliminated on consolidation	(93)	(68)	(162)	323	—

Total revenue from external customers	7,504	13,101	6,541	—	27,146

	2010
	Asia	US	UK	Intragroup	Total

	£m	£m	£m	£m	£m
Revenue from external customers:
Insurance operations	6,373	11,710	6,476	(10)	24,549
Asset management	248	597	768	(314)	1,299
Unallocated corporate	—	—	29	—	29
Intragroup revenue eliminated on consolidation	(77)	(72)	(175)	324	—

Total revenue from external customers	6,544	12,235	7,098	—	25,877

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

F:    Income statement notes (Continued)

        Revenue from external customers is made up of the following:

	2012	2011	2010

	£m	£m	£m
Earned premiums, net of reinsurance	29,404	25,277	24,211
Fee income from investment contract business and asset management (presented as 'Other income')	2,021	1,869	1,666

Total revenue from external customers	31,425	27,146	25,877

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

	2012	2011	2010

	£m	£m	£m
Intragroup revenue generated by:
M&G	172	162	165
Eastspring Investments	84	93	77
US broker-dealer and asset management (including Curian)	77	68	72

Total intragroup fees included within asset management segment	333	323	314

        In 2010 a further £10 million of intragroup revenue was recorded between UK insurance operations for services, typically charged as a percentage of funds under management.

        Revenue from external customers of Asia, US and UK insurance operations shown above are net of outwards reinsurance premiums of £178 million, £193 million, and £135 million respectively (2011: £226 million, £72 million and £131 million respectively; 2010: £146 million, £83 million, and £128 million respectively).

        In Asia, revenue from external customers from no individual country exceeds 10 per cent of the Group total. The largest country is Hong Kong with a total revenue from external customers of £1,745 million (2011: Singapore £1,383 million; 2010: Hong Kong £1,246 million).

        Due to the nature of the business of the Group, there is no reliance on any major customers.

F3:    Acquisition costs and other expenditure

	2012	2011*	2010*

	£m	£m	£m
Acquisition costs incurred for insurance policies	(2,649)	(2,264)	(2,024)
Acquisition costs deferred less amortisation of acquisition costs for insurance policies	480	520	728
Administration costs and other expenditure	(3,728)	(3,524)	(3,496)
Movements in amounts attributable to external unit holders	(158)	148	(197)

Total acquisition costs and other expenditure	(6,055)	(5,120)	(4,989)

*
The 2011 and 2010 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

F:    Income statement notes (Continued)

Notes

Notes

(i)
Acquisition costs in 2012 comprise amounts related to insurance contracts of £(1,949) million (2011: £(1,679) million; 2010: £(941) million), and investment contracts and asset management contracts of £(220) million (2011: £(65) million; 2010: £(165) million).

(ii)
There were no fee expenses relating to financial liabilities held at amortised cost included in acquisition costs in 2012, 2011 and 2010.

(iii)
The total depreciation and amortisation expense of £(731) million (2011: £(584) million; 2010: £(320) million) relates to amortisation of deferred acquisition costs of insurance contracts and asset management contracts.

  The segmental analysis of total depreciation and amortisation expense is as follows:

	2012	2011*	2010*

	£m	£m	£m
Insurance operations:
UK	(65)	(55)	(35)
US	(302)	(237)	(15)
Asia	(332)	(270)	(248)
Asset management operations:
M&G	(6)	(7)	(8)
US	(1)	(1)	(2)
Eastspring Investments	(4)	(4)	(4)

Total segment	(710)	(574)	(312)

Unallocated corporate	(21)	(10)	(8)

Total	(731)	(584)	(320)

    *The 2011 and 2010 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

(iv)
Interest expense, excluding interest on core structural borrowings of shareholder-financed operations, amounted to £(140) million (2011: £(123)million) and is included within total acquisition costs and other operating expenditure as part of investment management expenses. The segmental analysis of this interest expense is as follows:

	2012	2011	2010
Insurance operations:
UK	(62)	(49)	(28)
US	(28)	(31)	(33)
Asia	(7)	(10)	(13)
Asset management operations:
M&G	(18)	(11)	(19)

Total segment	(115)	(101)	(93)

Unallocated corporate	(25)	(22)	(20)

Total	(140)	(123)	(113)

(v)
Movements in amounts attributable to external unit holders are in respect of those OIECS and unit trusts which are required to be consolidated and comprises a charge of £(195) million (2011: a credit of £28 million; 2010: £(61) million) for UK insurance operations and a credit of £37 million (2011: £120 million; 2010: £(136) million) for Asia insurance operations.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

F:    Income statement notes (Continued)

(vi)
The total amounts for acquisition costs and other expenditure shown above includes Corporate Expenditure shown in note B1 (Segment disclosure—income statement). The charge for Corporate Expenditure comprises:

	2012	2011	2010

	£m	£m	£m
Group Head Office	(168)	(168)	(175)
Asia Regional Office:
Gross costs	(99)	(86)	(90)
Recharges to Asia operations	36	35	42

	(63)	(51)	(48)

Total	(231)	(219)	(223)

F4:    Finance costs: Interest on core structural borrowings of shareholder-financed operations

        Finance costs of £280 million (2011: £286 million; 2010: £257 million) comprise £251 million (2011: £258 million; 2010: £244 million) interest on core debt of the parent company, £13 million (2011: £13 million; 2010: £13 million) on US insurance operations' surplus notes and £16 million (2011: £15 million; 2010: nil) on PruCap's bank loan.

F5:    Tax

(a)   Total tax charge by nature of expense

        An analysis of the total tax benefit (expense) of continuing operations recognised in the income statement by nature of benefit (expense) is as follows:

	2012	2011*	2010*

	£m	£m	£m
Current tax expense:
Corporation tax	(950)	(775)	(378)
Adjustments in respect of prior years	143	33	287

Total current tax	(807)	(742)	(91)

Deferred tax arising from:
Origination and reversal of temporary differences	(178)	293	(453)
(Expense) credit in respect of a previously unrecognised tax loss, tax credit or temporary difference from a prior period	(6)	57	(27)

Total deferred tax (charge) credit	(184)	350	(480)

Total tax charge	(991)	(392)	(571)

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

F:    Income statement notes (Continued)

        The total tax expense arises as follows:

	2012	2011*	2010*

	£m	£m	£m
Current tax expense:
UK	(393)	(475)	(61)
Foreign	(414)	(267)	(30)

	(807)	(742)	(91)

Deferred tax (charge) credit:
UK	(45)	455	(252)
Foreign	(139)	(105)	(228)

	(184)	350	(480)

Total	(991)	(392)	(571)

*
The 2011 and 2010 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

        The current tax charge of £807 million includes £18 million (2011: charge of £16 million; 2010: charge of £13 million) in respect of the tax charge for Hong Kong. The Hong Kong current tax charge is calculated as 16.5 per cent for all periods on either (i) 5 per cent of the net insurance premium or (ii) the estimated assessable profits, depending on the nature of the business written.

        In the UK, life insurance companies are taxed on both their shareholders' profits and on their policyholders' investment returns on certain insurance and investment products. Tax on shareholders' profits is calculated at the standard corporation tax rate, and tax on policyholders' investment returns is calculated at the basic rate of income tax. Although both types of tax are included in the total tax charge in the Group's consolidated income statement, they are presented separately in the income statement to provide the most relevant information about tax that the Group pays on its profits.

        Until the end of 2012 for the Group's UK life insurance companies, shareholders' profits were calculated using regulatory surplus as a starting point, with appropriate deferred tax adjustments for IFRS. Beginning in 2013, under new UK life tax rules, shareholders' profits will be calculated using accounting profit or loss as a starting point.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

F:    Income statement notes (Continued)

        The total tax charge comprises tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders as shown below.

	2012			2011*	2010*
Tax charge	Current tax	Deferred tax	Total	Total	Total

	£m	£m	£m	£m	£m
Tax (charge) credit to policyholders' returns	(488)	110	(378)	17	(611)
Tax charge attributable to shareholders	(319)	(294)	(613)	(409)	40

Total tax charge	(807)	(184)	(991)	(392)	(571)

*
The 2011 and 2010 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

        The principal reason for the increase in the tax charge attributable to policyholders' returns is an increase in deferred tax on unrealised gains and losses on investments.

        The total deferred tax (charge)/credit arises as follows:

	2012	2011*	2010*

	£m	£m	£m
Unrealised gains and losses on investments	(91)	129	(217)
Balances relating to investment and insurance contracts	467	148	37
Short-term timing differences	(226)	66	(431)
Capital allowances	—	2	(8)
Unused tax losses	(334)	5	139

Deferred tax (charge)/credit	(184)	350	(480)

*
The 2011 and 2010 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

        In 2012, a deferred tax charge of £198 million (2011: charge of £187 million; 2010: charge of £287 million) has been taken through other comprehensive income. Other movements in deferred tax totalling a £378 million credit mainly arises as a result of bringing a deferred tax asset in respect of the acquired REALIC business on to the balance sheet. When these amounts are taken with the deferred tax charge shown above there is no significant change in the Group's net deferred tax liability (2011: decrease of £0.1 billion; 2010: increase of £0.9 billion).

(b)   Reconciliation of effective tax rate

        The total tax charge is attributable to shareholders and policyholders as summarised in the income statement.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

F:    Income statement notes (Continued)

(i)    Summary of pre-tax profit and tax (charge)

        The income statement includes the following items:

	2012	2011*	2010*

	£m	£m	£m
Profit before tax	3,188	1,811	1,882
Tax (charge) credit attributable to policyholders' returns	(378)	17	(611)

Profit before tax attributable to shareholders	2,810	1,828	1,271
Tax attributable to shareholders' profits:
Tax charge	(991)	(392)	(571)
Less: tax attributable to policyholders' returns	378	(17)	611

Tax charge attributable to shareholders' returns	(613)	(409)	40

Profit for the year	2,197	1,419	1,311

*
The 2011 and 2010 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

(ii)   Overview

        For the purposes of explaining the relationship between tax expense and accounting profit, it is appropriate to consider the sources of profit and tax by reference to those that are attributable to shareholders and policyholders, as follows:

	2012			2011*			2010*
	Attributable to shareholders	Attributable to policyholders**	Total	Attributable to shareholders	Attributable to policyholders**	Total	Attributable to shareholders	Attributable to policyholders**	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Profit (loss) before tax	2,810	378	3,188	1,828	(17)	1,811	1,271	611	1,882
Taxation charge:
Expected tax rate	27%	100%	27%	28%	100%	28%	27%	100%	51%

Expected tax (charge) credit	(763)	(378)	(1,141)	(519)	17	(502)	(341)	(611)	(952)
Variance from expected tax chargenote v(ii)	150	—	150	110	—	110	381	—	381

Actual tax (charge) credit	(613)	(378)	(991)	(409)	17	(392)	40	(611)	(571)
Average effective tax rate	22%	100%	31%	22%	100%	22%	-3%	100%	30%

*
The 2011 and 2010 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

**
For the column entitled 'Attributable to policyholders', the profit (loss) before tax represents income, before tax attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies. This income has been determined after deduction of charges for policyholder benefits and movements on unallocated surplus which are determined net of tax. Hence, the pre-tax results attributable to policyholders is the inverse of the tax charge attributable to policyholders.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

F:    Income statement notes (Continued)

        Due to the requirements of the financial reporting standards IAS 1 'Presentation of Financial Statements' and IAS 12 'Income Taxes', the profit (loss) before tax and tax charge reflect the aggregate of amounts that are attributable to shareholders and policyholders.

        Profit (loss) before tax comprises profit attributable to shareholders and pre-tax profit attributable to policyholders of linked and with-profits funds and unallocated surplus of with-profits funds.

        The total tax charge for linked and with-profits business includes tax expense on unit-linked and with-profits funds attributable to policyholders, the unallocated surplus of with-profits funds and the shareholders' profits. This feature arises from the basis of taxation applied to life and pension business, principally in the UK, but with similar bases applying in certain Asia operations, and is explained in note (iii) below.

        Furthermore, the basis of preparation of Prudential's financial statements incorporates the additional feature that, as permitted under IFRS 4, the residual equity of the Group's with-profits funds, ie unallocated surplus, is recorded as a liability with transfers to and from that liability reflected in pre-tax profits. This gives rise to anomalous effective tax rates for profits attributable to policyholders (as described in note (iv) below).

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

F:    Income statement notes (Continued)

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

        It is to be noted that the calculations described are determined using data from the regulatory basis returns rather than the IFRS basis results. Beginning in 2013, under new UK life tax rules, shareholders' profits will be calculated using accounting profit or loss as a starting point.

(iv)  Profits attributable to policyholders and related tax

        As noted above, it is necessary under IFRS requirements to include the total tax charge of the Company (both policyholder and shareholder elements) in the tax charge disclosed in the income statement.

        The tax expense attributable to policyholders is a combination of current and deferred tax charges and reflects the nature of the income and expenditure of the with-profits and unit linked funds. The current tax charge element reflects the element for the funds, determined on the I-E basis (as described in note (iii) above) that is attributable to policyholders. For policyholder deferred tax, normally the most significant element reflects the movement on unrealised appreciation on investments. These investments are accounted for under IAS 39 on a fair value through profit or loss basis with attaching deferred tax charges or credits.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

F:    Income statement notes (Continued)

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

(v)   Reconciliation of effective tax rate

        The total tax charge is attributable to shareholders and policyholders as summarised in the income statement.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

F:    Income statement notes (Continued)

Reconciliation of tax charge on profit attributable to shareholders for continuing operations:

2012	Asia insurance operations	US insurance operations	UK insurance operations	Other operations	Total

	£m (Except for tax rates)
Operating profit (loss) based on longer-term investment returns	913	964	736	(80)	2,533
Non-operating profit (loss)	76	(109)	122	188	277

Profit before tax attributable to shareholders	989	855	858	108	2,810

Expected tax rate:*	23%	35%	25%	25%	27%
Tax at the expected tax rate	227	300	210	26	763
Effects of:
Adjustment to tax charge in relation to prior years	(11)	10	(26)	(10)	(37)
Movements in provisions for open tax matters	—	(3)	—	32	29
Income not taxable or taxable at concessionary rates	(87)	—	—	(2)	(89)
Deductions not allowable for tax purposes	30	—	—	3	33
Different local basis of tax on overseas profits	—	(68)	—	—	(68)
Impact of changes in local statutory tax rates	—	—	(39)	9	(30)
Deferred tax adjustments	(6)	—	8	(1)	1
Irrecoverable withholding taxes	—	—	—	14	14
Other	5	(5)	8	(11)	(3)

Total actual tax charge	158	234	161	60	613

Analysed into:
Tax on operating profit based on longer-term investment returns	142	272	126	42	582
Tax on non-operating profit	16	(38)	35	18	31

Actual tax rate:
Operating profit based on longer-term investment returns	16%	28%	17%	(53)%	23%
Total profit	16%	27%	19%	56%	22%

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

F:    Income statement notes (Continued)

2011**	Asia insurance operations	US insurance operations	UK insurance operations	Other operations	Total

	£m (Except for tax rates)
Operating profit (loss) based on longer-term investment returns	704	651	723	(51)	2,027
Non-operating profit	(92)	(167)	177	(117)	(199)

Profit (loss) before tax attributable to shareholders	612	484	900	(168)	1,828

Expected tax rate:*	25%	35%	27%	27%	28%
Tax at the expected tax rate	151	170	243	(45)	519
Effects of:
Adjustment to tax charge in relation to prior years	(7)	—	33	(19)	7
Movements in provisions for open tax matters	—	—	—	(44)	(44)
Income not taxable or taxable at concessionary rates	(36)	—	(1)	—	(37)
Deductions not allowable for tax purposes	12	—	—	4	16
Different local basis of tax on overseas profits	—	(37)	—	—	(37)
Impact of changes in local statutory tax rates	—	—	(32)	1	(31)
Deferred tax adjustments	7	—	—	—	7
Irrecoverable withholding taxes	—	—	—	13	13
Other	(3)	(6)	(14)	19	(4)

Total actual tax charge (credit)	124	127	229	(71)	409

Analysed into:
Tax on operating profit based on longer-term investment returns	122	185	190	(64)	433
Tax on non-operating profit	2	(58)	39	(7)	(24)

Actual tax rate:
Operating profit based on longer-term investment returns	17%	28%	26%	125%	21%
Total profit	20%	26%	25%	42%	22%

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

F:    Income statement notes (Continued)

2010**	Asia insurance operations	US insurance operations	UK insurance operations	Other operations	Total

	£m (Except for tax rates)
Operating profit based on longer-term investment returns	522	728	719	(143)	1,826
Non-operating profit	114	(453)	141	(357)	(555)

Profit (loss) before tax attributable to shareholders	636	275	860	(500)	1,271

Expected tax rate:*	23%	35%	28%	28%	27%
Tax at the expected tax rate	144	97	240	(140)	341
Effects of:
Adjustment to tax charge in relation to prior years	—	—	(26)	(12)	(38)
Movement in provisions for open tax matters	—	—	—	(158)	(158)
Income not taxable or taxable at concessionary rates	(158)	—	(4)	(5)	(167)
Deductions not allowable for tax purposes	33	—	5	—	38
Different local basis of tax on overseas profits	—	(36)	—	—	(36)
Impact of changes in local statutory tax rates	—	—	(16)	5	(11)
Deferred tax adjustment	44	—	20	(38)	26
Other	1	(7)	(5)	(24)	(35)

Total actual tax charge/(credit)	64	54	214	(372)	(40)

Analysed into:
Tax on operating profit based on longer-term investment returns, excluding exceptional tax credit	56	212	183	(119)	332
Exceptional tax credit***	—	—	—	(158)	(158)

Tax on operating profit based on longer-term investment returns	56	212	183	(277)	174
Tax on non-operating profit	8	(158)	31	(95)	(214)

Actual tax rate:
Operating profit based on longer-term investment returns	11%	29%	25%	194%	10%
Total profit	10%	20%	25%	74%	(3%)

Actual tax rate (excluding exceptional tax credit***):
Operating profit based on longer-term investment returns	11%	29%	25%	83%	18%
Total profit	10%	20%	25%	43%	9%

*
The expected tax rates shown in the table above (rounded to the nearest whole percentage) reflect the corporation tax rates generally applied to taxable profits of the relevant country jurisdictions. For Asia operations the expected tax rates reflect the corporation tax rates weighted by reference to the source of profits of operations contributing to the aggregate business result. The expected tax rate for Other operations reflects the mix of business between UK and overseas non-insurance operations, which are taxed at a variety of rates. The rates will fluctuate from year to year dependent on the mix of profits.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

F:    Income statement notes (Continued)

**
The 2011 and 2010 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

***
The tax charge attributable to shareholders' return included an exceptional tax credit of £158 million which primarily related to the impact of settlement agreed with the UK tax authorities.

(c)   Taxes paid

        In 2012 Prudential remitted £2.2 billion (2011: £1.6 billion) of tax to Revenue authorities, this includes £925 million (2011: £561 million) of corporation tax, £184 million of other taxes and £1,078 million collected on behalf of employees, customers and third parties.

        The geographical split of taxes remitted by Prudential is as follows:

	2012				2011
	Corporation taxes*	Other taxes†	Taxes Collected‡	Total	Corporation taxes*	Other taxes†	Taxes Collected‡	Total

	£m	£m	£m	£m	£m	£m	£m	£m
Asia	221	37	152	410	170	32	64	266
US	181	25	264	470	131	20	221	372
UK	522	121	662	1,305	260	112	595	967
Other	1	1	—	2	—	1	—	1

Total tax paid	925	184	1,078	2,187	561	165	880	1,606

*
In certain countries such as the UK, the corporation tax payments for the Group's life insurance businesses are based on taxable profits which include policyholder investment returns on certain life insurance products.

†
Other taxes paid includes property taxes, withholding taxes, customs duties, stamp duties, employer payroll taxes and irrecoverable indirect taxes.

‡
Taxes collected are other taxes that Prudential remits to tax authorities which it is obliged to collect from employees, customers and third parties which includes sales/VAT/GST taxes, employee and annuitant payroll taxes.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

G:    Financial assets and liabilities

G1:    Financial instruments—Designation and fair values

        The Group designates all financial assets as at fair value, either through profit and loss or on an available-for-sale, or as loans and receivables on an amortised cost basis, net of impairment basis. Financial liabilities are designated as either fair value through profit and loss, amortised cost, or as investment contracts with discretionary participation features accounted for under IFRS 4 as described in note A3.

	2012
	Fair value through profit and loss	Available- for-sale	Loans and receivables at amortised cost	Total carrying value	Fair value

	£m	£m	£m	£m	£m
Financial assets
Cash and cash equivalents	—	—	6,384	6,384	6,384
Deposits	—	—	12,653	12,653	12,653
Equity securities and portfolio holdings in unit trusts	99,958	—	—	99,958	99,958
Debt securitiesnote (i)	107,278	32,825	—	140,103	140,103
Loansnote (ii)	2,068	—	9,753	11,821	12,333
Other investmentsnote (iii)	7,900	—	—	7,900	7,900
Accrued investment income	—	—	2,798	2,798	2,798
Other debtors	—	—	1,361	1,361	1,361

	217,204	32,825	32,949	282,978

	2012
	Fair value through profit and loss note (v)	Amortised cost	IFRS 4 basis value	Total carrying value	Fair value

	£m	£m	£m	£m	£m
Financial liabilities
Core structural borrowings of shareholder-financed operationsnotes (i), H13	—	3,554	—	3,554	4,133
Operational borrowings attributable to shareholder-financed operationsH13	—	2,245	—	2,245	2,245
Borrowings attributable to with-profits fundsH13	40	993	—	1,033	1,042
Obligations under funding, securities lending and sale and repurchase agreements	—	2,436	—	2,436	2,455
Net asset value attributable to unit holders of consolidated unit trust and similar funds	4,345	—	—	4,345	4,345
Investment contracts with discretionary participation featuresnote (iv)	—	—	33,812	33,812	—
Investment contracts without discretionary participation features	16,309	2,069	—	18,378	18,419
Other creditors	259	2,522	—	2,781	2,781
Derivative liabilities	2,829	—	—	2,829	2,829
Other liabilities	2,021	1,433	—	3,454	3,453

	25,803	15,252	33,812	74,867

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

G:    Financial assets and liabilities (Continued)

	2011
	Fair value through profit and loss	Available- for-sale	Loans and receivables at amortised cost	Total carrying value	Fair value

	£m	£m	£m	£m	£m
Financial assets
Cash and cash equivalents	—	—	7,257	7,257	7,257
Deposits	—	—	10,708	10,708	10,708
Equity securities and portfolio holdings in unit trusts	87,349	—	—	87,349	87,349
Debt securitiesnote (i)	97,482	27,016	—	124,498	124,498
Loansnote (ii)	279	—	9,435	9,714	9,828
Other investmentsnote (iii)	7,509	—	—	7,509	7,509
Accrued investment income	—	—	2,710	2,710	2,710
Other debtors	—	—	987	987	987

	192,619	27,016	31,097	250,732

	2011
	Fair value through profit and loss note (v)	Amortised cost	IFRS 4 basis value	Total carrying value	Fair value

	£m	£m	£m	£m	£m
Financial liabilities
Core structural borrowings of shareholder-financed operationsnotes (i), H13	—	3,611	—	3,611	3,815
Operational borrowings attributable to shareholder-financed operationsH13	—	3,340	—	3,340	3,340
Borrowings attributable to with-profits fundsH13	39	933	—	972	978
Obligations under funding, securities lending and sale and repurchase agreements	—	3,114	—	3,114	3,144
Net asset value attributable to unit holders of consolidated unit trust and similar funds	3,840	—	—	3,840	3,840
Investment contracts with discretionary participation featuresnote (iv)	—	—	29,745	29,745	—
Investment contracts without discretionary participation features	15,056	1,911	—	16,967	17,008
Other creditors	281	2,263	—	2,544	2,544
Derivative liabilities	3,054	—	—	3,054	3,054
Other liabilities	—	1,249	—	1,249	1,249

	22,270	16,421	29,745	68,436

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

G:    Financial assets and liabilities (Continued)

Notes

(i)
As at 31 December 2012 £525 million (2011: £523 million) of convertible bonds were included in debt securities and £673 million (2011: £702 million) were included in borrowings.

(ii)
Loans and receivables are reported net of allowance for loan losses of £83 million (2011: £89 million).

(iii)
See note G3 for details of the derivative assets included. The balance also contains the PAC with-profits fund's participation in various investment funds and limited liability property partnerships.

(iv)
It is impractical to determine the fair value of investment contracts with discretionary participation features due to the lack of a reliable basis to measure such features.

(v)
For financial liabilities designated as fair value through profit and loss, the impact on profit from movements in credit risk during 2012 and 2011 was negligible.

Determination of fair value

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

G:    Financial assets and liabilities (Continued)

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

Level 1, 2 and 3 fair value measurement hierarchy of Group financial instruments

        The table below includes financial instruments carried at fair value analysed by level of the IFRS 7 'Financial Instruments: Disclosures' defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

        The classification criteria and its application to Prudential can be summarised as follows:

Level 1—quoted prices (unadjusted) in active markets for identical assets and liabilities

        Level 1 includes financial instruments where there is clear evidence that the valuation is based on a quoted publicly traded price in an active market (eg exchange listed equities, mutual funds with quoted prices and exchange traded derivatives.)

Level 2—inputs other than quoted prices included within level 1 that are observable either directly (ie as prices) or indirectly (ie derived from prices)

        Level 2 includes investments where a direct link to an actively traded price is not readily apparent, but which are valued using inputs which are largely observable either directly (ie as prices) or indirectly (ie derived from prices). A significant proportion of the Group's level 2 assets are corporate bonds, structured securities and other non-national government debt securities. These assets, in line with market practice, are generally valued using independent pricing services or third-party broker quotes. These valuations are determined using independent external quotations from multiple sources and are subject to a number of monitoring controls, such as monthly price variances and analysis on prices achieved on subsequent trades.

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

        Generally, no adjustment is made to the prices obtained from independent third parties. Adjustment is made in only limited circumstances, where it is determined that the third-party valuations obtained do

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

G:    Financial assets and liabilities (Continued)

not reflect fair value (eg either because the value is stale and/or the values are extremely diverse in range). These are usually securities which are distressed or that could be subject to a debt restructure or where reliable market prices are no longer available due to an inactive market or market dislocation. In these instances, prices are derived using internal valuation techniques including those as described above in this note with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date. The techniques used require a number of assumptions relating to variables such as credit risk and interest rates. Examples of such variables include an average credit spread based on the corporate bond universe and the relevant duration of the asset being valued. Prudential measures the input assumptions based on the best available information at the measurement dates. Securities valued in such manner are classified as level 3 where these significant inputs are not based on observable market data.

        Of the total level 2 debt securities of £105,839 million at 31 December 2012 (31 December 2011: £94,378 million), £8,248 million are valued internally (31 December 2011: £6,847 million). The majority of such securities are valued using matrix pricing, which is based on assessing the credit quality of the underlying borrower to derive a suitable discount rate relative to government securities of a comparable duration. Under matrix pricing, the debt securities are priced taking the credit spreads on comparable quoted public debt securities and applying these to the equivalent debt instruments factoring in a specified liquidity premium. The majority of the parameters used in this valuation technique are readily observable in the market and, therefore, are not subject to interpretation.

Level 3—Significant inputs for the asset or liability that are not based on observable market data (unobservable inputs)

        Level 3 includes investments which are internally valued or subject to a significant number of unobservable assumptions (eg private equity funds and certain derivatives which are bespoke or long-dated).

        At 31 December 2012 the Group held £6,660 million (2011: £4,565 million), 3 per cent of the fair valued financial investments, net of derivative liabilities (2011: 2 per cent), within level 3.

        Of these amounts £3,916 million (2011: £3,732 million) was held by the Group's participating funds and therefore shareholders' profit and equity are not impacted by movements in the valuation of these financial instruments. At 31 December 2012, the £3,916 million (2011: £3,732 million) represented 4.3 per cent (2011: 4.3 per cent) of the total fair valued financial instruments, net of derivative liabilities of the participating funds.

        Included within the £2,703 million level 3 fair valued financial investments, net of derivative liabilities at 31 December 2012 (2011: £800 million) held to support non-linked shareholder-backed business were loans of £1,842 million, attaching to the purchase of REALIC in 2012 held to back the liabilities for funds withheld under reinsurance arrangement. The funds withheld liability, which was also accounted for on a fair value basis and classified as level 3, amounted to £2,021 million at 31 December 2012. This liability is included within Other financial liabilities held at fair value in the table below.

        Excluding the financial investments of £1,842 million held to back the funds withheld liability under REALIC's reinsurance arrangement, the level 3 fair valued financial investments, net of derivative liabilities, supporting non-linked shareholder-backed business at 31 December 2012 were £861 million

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

G:    Financial assets and liabilities (Continued)

(2011: £800 million) (representing 1.2 per cent of the total fair valued financial investments net of derivative liabilities backing this business (2011: 1.3 per cent)). Of this amount, £837 million of net assets are externally valued and £24 million of net liabilities are internally valued (2011: net assets of £757 million and £43 million respectively). Internal valuations, which represent 0.03 per cent of the total fair valued financial investments net of derivative liabilities supporting non-linked shareholder-backed business at 31 December 2012 (2011: 0.1 per cent), are inherently more subjective than external valuations.

        If the value of all level 3 investments backing non-linked shareholder-backed business valued internally was varied downwards by 10 per cent, the change in valuation would be £2 million (2011: £4 million), which would reduce shareholders' equity by this amount before tax. Of this amount a £1 million increase (2011: £1 million decrease) would pass through the income statement substantially as part of short-term fluctuations in investment returns outside of operating profit and a £3 million decrease (2011: £3 million decrease) would be included as part of other comprehensive income, being unrealised movements on assets classified as available-for-sale.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

G:    Financial assets and liabilities (Continued)

	31 Dec 2012
	Level 1	Level 2	Level 3	Total

	£m	£m	£m	£m
Analysis of financial investments, net of derivative liabilities by business type
With-profits
Equity securities and portfolio holdings in unit trusts	22,129	2,496	480	25,105
Debt securities	15,910	45,550	542	62,002
Other investments (including derivative assets)	108	1,743	2,894	4,745
Derivative liabilities	(61)	(1,072)	—	(1,133)

Total financial investments, net of derivative liabilities	38,086	48,717	3,916	90,719
Percentage of total	42%	54%	4%	100%

Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	73,632	189	39	73,860
Debt securities	3,843	5,659	2	9,504
Other investments (including derivative assets)	47	10	—	57
Derivative liabilities	—	(1)	—	(1)

Total financial investments, net of derivative liabilities	77,522	5,857	41	83,420
Percentage of total	93%	7%	0%	100%

Non-linked shareholder-backed
Loans	—	226	1,842*	2,068
Equity securities and portfolio holdings in unit trusts	937	7	49	993
Debt securities	13,721	54,630	246	68,597
Other investments (including derivative assets)	31	2,306	761	3,098
Derivative liabilities	(16)	(1,484)	(195)	(1,695)

Total financial investments, net of derivative liabilities	14,673	55,685	2,703	73,061
Percentage of total	20%	76%	4%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans	—	226	1,842*	2,068
Equity securities and portfolio holdings in unit trusts	96,698	2,692	568	99,958
Debt securities	33,474	105,839	790	140,103
Other investments (including derivative assets)	186	4,059	3,655	7,900
Derivative liabilities	(77)	(2,557)	(195)	(2,829)

Total financial investments, net of derivative liabilities	130,281	110,259	6,660	247,200
Borrowings attributable to the with-profits fund held at fair value	—	(40)	—	(40)
Investment contracts liabilities without discretionary participation features held at fair value	—	(16,309)	—	(16,309)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(3,309)	(430)	(606)	(4,345)
Other financial liabilities held at fair value	—	(259)	(2,021)*	(2,280)

Total financial instruments at fair value	126,972	93,221	4,033	224,226
Percentage of total	57%	41%	2%	100%

*
The level 3 loans and other financial liabilities held by the non-linked shareholder-backed business include amounts of £1,842 million and £(2,021) million, respectively relating to the reinsurance arrangements attaching to the purchase of REALIC as described in note 11.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

G:    Financial assets and liabilities (Continued)

	31 Dec 2011
	Level 1	Level 2	Level 3	Total

	£m	£m	£m	£m
Analysis of financial investments, net of derivative liabilities by business type
With-profits
Equity securities and portfolio holdings in unit trusts	24,001	1,762	284	26,047
Debt securities	13,298	43,279	655	57,232
Other investments (including derivative assets)	252	1,378	2,793	4,423
Derivative liabilities	(214)	(1,127)	—	(1,341)

Total financial investments, net of derivative liabilities	37,337	45,292	3,732	86,361
Percentage of total	43%	53%	4%	100%

Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	59,662	198	30	59,890
Debt securities	4,160	4,698	3	8,861
Other investments (including derivative assets)	18	95	—	113
Derivative liabilities	(2)	(7)	—	(9)

Total financial investments, net of derivative liabilities	63,838	4,984	33	68,855
Percentage of total	93%	7%	0%	100%

Non-linked shareholder-backed
Loans	—	279	—	279
Equity securities and portfolio holdings in unit trusts	1,175	176	61	1,412
Debt securities	11,753	46,401	251	58,405
Other investments (including derivative assets)	30	2,237	706	2,973
Derivative liabilities	(78)	(1,408)	(218)	(1,704)

Total financial investments, net of derivative liabilities	12,880	47,685	800	61,365
Percentage of total	21%	78%	1%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans	—	279	—	279
Equity securities and portfolio holdings in unit trusts	84,838	2,136	375	87,349
Debt securities	29,211	94,378	909	124,498
Other investments (including derivative assets)	300	3,710	3,499	7,509
Derivative liabilities	(294)	(2,542)	(218)	(3,054)

Total financial investments, net of derivative liabilities	114,055	97,961	4,565	216,581
Borrowings attributable to the with-profits fund held at fair value	—	(39)	—	(39)
Investment contracts liabilities without discretionary participation features held at fair value	—	(15,056)	—	(15,056)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(2,586)	(805)	(449)	(3,840)
Other financial liabilities held at fair value	—	(281)	—	(281)

Total financial instruments at fair value	111,469	81,780	4,116	197,365
Percentage of total	57%	41%	2%	100%

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

G:    Financial assets and liabilities (Continued)

Reconciliation of movements in level 3 financial instruments measured at fair value

        The following tables reconcile the value of level 3 financial instruments at 1 January 2012 to that presented at 31 December 2012 and at 1 January 2011 to that presented at 31 December 2011.

        Total investment return recorded in the income statement represents interest and dividend income, realised gains and losses, unrealised gains and losses on financial instruments classified at fair value through profit and loss and foreign exchange movements on an individual entity's overseas investments.

        Total gains and losses recorded in other comprehensive income includes unrealised gains and losses on debt securities held as available-for-sale within Jackson and foreign exchange movements arising from the retranslation of the Group's overseas subsidiaries and branches.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

G:    Financial assets and liabilities (Continued)

        The transfers in and out of level 3 during 2012 represent sundry individual financial investments, none of which are materially significant as highlighted in the table below.

	2012
	At 1 Jan	Total gains/ losses in income statement	Total gains/ losses recorded in other compre- hensive income	Acquisition of REALIC	Purchases	Sales	Settled	Issued	Transfers into level 3	Transfers out of Level 3	At 31 Dec

	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
2012
Loans	—	(46)	(42)	1,858	—	—	(12)	84	—	—	1,842
Equity securities and portfolio holdings in unit trusts	375	49	44	—	255	(98)	—	—	6	(63)	568
Debt securities	909	65	(3)	—	260	(217)	(73)	—	18	(169)	790
Other investments (including derivative assets)	3,499	250	(61)	—	482	(515)	—	—	—	—	3,655
Derivative liabilities	(218)	13	—	—	—	—	—	—	—	10	(195)

Total financial investments, net of derivative liabilities	4,565	331	(62)	1,858	997	(830)	(85)	84	24	(222)	6,660
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(449)	(20)	(47)	—	2	1	—	(93)	—	—	(606)
Other financial investments	—	41	46	(2,075)	—	—	73	(106)	—	—	(2,021)

Total	4,116	352	(63)	(217)	999	(829)	(12)	(115)	24	(222)	4,033

2011
Equity securities and portfolio holdings in unit trusts	576	50	(1)	—	62	(278)	—	—	—	(34)	375
Debt securities	1,117	46	5	—	274	(490)	(21)	—	51	(73)	909
Other investments (including derivative assets)	3,106	224	(50)	—	691	(417)		—	—	(55)	3,499
Derivative liabilities	(226)	(17)	—	—	—	—		—	—	25	(218)

Total financial investments, net of derivative liabilities	4,573	303	(46)	—	1,027	(1,185)	(21)	—	51	(137)	4,565
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(379)	(78)	—	—	(10)	18	—	—	—	—	(449)

Total	4,194	225	(46)	—	1,017	(1,167)	(21)	—	51	(137)	4,116

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

G:    Financial assets and liabilities (Continued)

        Of the total gains and losses in the income statement of £357 million (2011: £225 million), £126 million (2011: £99 million) relates to financial instruments still held at the end of the year, which can be analysed as follows:

	2012	2011

	£m	£m
Equity securities	27	49
Debt securities	51	20
Other investments	48	176
Derivative liabilities	—	(68)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	—	(78)

Total	126	99

Transfers between level 1 and level 2

        During 2012, the transfers between levels within the Group's portfolio were primarily transfers from level 1 to 2 of £600 million (2011: £335 million) and transfers from level 2 to level 1 of £227 million (2011: nil). These transfers which relate to equity securities and debt securities arose to reflect the change in the observability of the inputs used in valuing these securities.

Interest income and expense

        The interest income on financial assets not at fair value through profit and loss for the year ended 31 December 2012 from continuing operations was £1,886 million (2011: £1,814 million; 2010: £1,994 million).

        The interest expense on financial liabilities not at fair value through profit and loss for the year ended 31 December 2012 from continuing operations was £420 million (2011: £456 million; 2010: £427 million).

G2:    Market risk

Interest rate risk

        The following table shows an analysis of the classes of financial assets and liabilities except for cash and cash equivalents and their direct exposure to interest rate risk. Each applicable class of the Group's

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

G:    Financial assets and liabilities (Continued)

financial assets or liabilities is analysed between those exposed to fair value interest rate risk, cash flow interest rate risk and those with no direct interest rate risk exposure:

	2012
	Fair value Interest rate risk	Cash flow Interest rate risk	Not directly exposed to Interest rate risk	Total

	£m	£m	£m	£m
Financial assets
Deposits	1,021	11,445	187	12,653
Debt securities	131,732	7,851	520	140,103
Loans	8,992	2,809	20	11,821
Other investments (including derivatives)	1,896	1,126	4,878	7,900

	143,641	23,231	5,605	172,477

Financial liabilities
Core structural borrowings of shareholder-financed operations	3,279	275	—	3,554
Operational borrowings attributable to shareholder-financed operations	574	1,670	1	2,245
Borrowings attributable to with-profits funds	379	562	92	1,033
Obligations under funding, securities lending and sale and repurchase agreements	403	2,033	—	2,436
Investment contracts without discretionary participation features	1,179	894	16,305	18,378
Derivative liabilities	974	576	1,279	2,829
Other liabilities	165	116	3,173	3,454

	6,953	6,126	20,850	33,929

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

G:    Financial assets and liabilities (Continued)

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

G:    Financial assets and liabilities (Continued)

(including contractual interest payments) due to be paid assuming conditions are consistent with those of year end.

	2012
	Total carrying value	1 Year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	No stated maturity	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Financial liabilities
Core structural borrowings of shareholder-financed operationsH13	3,554	140	791	603	958	1,038	691	1,753	5,974
Operational borrowings attributable to shareholder-financed operationsH13	2,245	1,708	558	—	—	—	—	—	2,266
Borrowings attributable to with-profits fundsH13	1,033	115	542	199	71	12	73	194	1,206
Obligations under funding, securities lending and sale and repurchase agreements	2,436	2,436	—	—	—	—	—	—	2,436
Other liabilities	3,453	945	45	5	—	—	—	2,458	3,453
Net asset value attributable to unit holders of consolidated unit-trusts and similar funds	4,345	4,345	—	—	—	—	—	—	4,345
Other creditors	2,781	2,515	23	36	73	70	406	—	3,123

	19,847	12,204	1,959	843	1,102	1,120	1,170	4,405	22,803

	2011
	Total carrying value	1 Year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	No stated maturity	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Financial liabilities
Core structural borrowings of shareholder-financed operationsH13	3,611	245	624	606	840	1,243	737	1,834	6,129
Operational borrowings attributable to shareholder-financed operationsH13	3,340	2,971	394	—	—	—	—	—	3,365
Borrowings attributable to with-profits fundsH13	972	199	418	158	100	5	97	139	1,116
Obligations under funding, securities lending and sale and repurchase agreements	3,114	3,114	—	—	—	—	—	—	3,114
Other liabilities	1,249	842	106	5	—	—	—	296	1,249
Net asset value attributable to unit holders of consolidated unit-trusts and similar funds	3,840	3,840	—	—	—	—	—	—	3,840
Other creditors	2,544	2,268	20	27	36	45	148	—	2,544

	18,670	13,479	1,562	796	976	1,293	982	2,269	21,357

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

G:    Financial assets and liabilities (Continued)

(ii)   Maturity analysis of derivatives

        The following table provides a maturity analysis of derivative assets and liabilities:

	2012
	Total carrying value	1 Year or less	After 1 year to 3 years	After 3 years to 5 years	After 5 years	Total

	£m	£m	£m	£m	£m	£m
Net derivative position	1,033	1,025	(22)	(14)	(50)	939

	2011
	Total carrying value	1 Year or less	After 1 year to 3 years	After 3 years to 5 years	After 5 years	Total

	£m	£m	£m	£m	£m	£m
Net derivative position	601	731	(18)	(11)	(31)	671

        The net derivative positions as shown in the table above comprise the following derivative assets and liabilities:

	2012	2011	2010

	£m	£m	£m
Derivative assets	3,862	3,655	2,039
Derivative liabilities	(2,829)	(3,054)	(2,037)

Net derivative position	1,033	601	2

        The majority of derivative assets and liabilities have been included at fair value within the one year or less column, representing the basis on which they are managed (ie to manage principally asset or liability value exposures). Contractual maturities are not considered essential for an understanding of the timing of the cash flows for these instruments and, in particular, the Group has no cash flow hedges. The only exception is certain identified interest rate swaps which are fully expected to be held until maturity solely for the purposes of matching cash flows on separately held assets and liabilities. For these instruments the undiscounted cash flows (including contractual interest amounts) due to be paid under the swap contract assuming conditions are consistent with those at year end are included in the column relating to the contractual maturity of the derivative.

        The table below shows the maturity profile for investment contracts on an undiscounted basis to the nearest £ billion. This maturity profile has been based on the cash flow projections of expected benefit payments as part of the determination of the value of in-force business when preparing EEV basis results.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

G:    Financial assets and liabilities (Continued)

	2012
	1 Year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	Total undis- counted value	Total carrying value

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Life assurance investment contracts	4	16	15	11	8	10	64	52

	2011
	1 Year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	Total undis- counted value	Total carrying value

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Life assurance investment contracts	3	12	13	11	9	10	58	47

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

        The maturity profile above excludes certain corporate unit-linked business with gross policyholder liabilities of £12 billion (2011: £11 billion) which has no stated maturity but which is repayable on demand.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

G:    Financial assets and liabilities (Continued)

Market and other financial risks

        The Group's maximum exposure to credit risk of financial instruments before any allowance for collateral or allocation of losses to policyholders is represented by the carrying value of financial instruments on the balance sheet that have exposures to credit risk. These assets comprise cash and cash equivalents, deposits, debt securities, loans and derivative assets, and other debtors, the carrying value of which are disclosed at the start of this note and note G3 for derivative assets. The collateral in place in relation to derivatives is described in G4. Notes D2a(iv), D3a(ii)(ii) and D4a(iii), describe the security for these loans held by the Group, as disclosed at the start of this note.

        Of the total loans and receivables held, £25 million (2011: £39 million) are past their due date but have not been impaired. Of the total past due but not impaired, £18 million is less than one year past their due date (2011: £3 million). The Group expects full recovery of these loans and receivables.

        No further analysis has been provided of the element of loans and receivables that was neither past due nor impaired for the total portfolio. This is on the grounds of immateriality of the difference between the neither past due nor impaired elements and the total portfolio.

        Financial assets that would have been past due or impaired had the terms not been renegotiated amounted to £86 million (2011: £90 million).

        In addition, during the year the Group took possession of £16 million (2011: £13 million) of other collateral held as security, which mainly consists of assets that could be readily convertible into cash.

        Further details of collateral and pledges are provided in note G4.

Currency risk

        As at 31 December 2012, the Group held 19 per cent (2011: 21 per cent) and 7 per cent (2011: 9 per cent) of its financial assets and financial liabilities respectively, in currencies, mainly US dollar and Euro, other than the functional currency of the relevant business unit.

        Financial assets, of which 56 per cent (2011: 55 per cent) are held by the PAC with-profits fund, allow the PAC with-profits fund to obtain exposure to foreign equity markets.

        Financial liabilities, of which 28 per cent (2011: 28 per cent) are held by the PAC with-profits fund, mainly relate to foreign currency borrowings.

        The exchange risks inherent in these exposures are mitigated through the use of derivatives, mainly forward currency contracts (note G3 to the consolidated financial statements in Item 18).

        The amount of exchange loss recognised in the income statement in 2012, except for those arising on financial instruments measured at fair value through profit and loss, is £213 million (2011: £1 million gain; 2010: £82 million loss). This constitutes £1 million loss (2011: £11 million loss; 2010: £16 million loss) on Medium Term Notes (MTN) liabilities and £212 million of net loss (2011: £12 million net gain;2010: £98 million loss), mainly arising on investments of the PAC with-profits fund. The gains/losses on MTN liabilities are fully offset by value movements on cross-currency swaps, which are measured at fair value through profit and loss.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

G:    Financial assets and liabilities (Continued)

G3:    Derivatives and Hedging

Derivatives

        The Group enters into a variety of exchange traded and over-the-counter derivative financial instruments, including futures, options, forward currency contracts and swaps such as interest rate swaps, cross-currency swaps, swaptions and credit default swaps.

        All over-the-counter derivative transactions, with the exception of some Asia transactions, are conducted under standardised ISDA (International Swaps and Derivatives Association Inc) master agreements and the Group has collateral agreements between the individual Group entities and relevant counterparties in place under each of these market master agreements. The total fair value balances of derivative assets and liabilities as at 31 December 2012 were as follows:

	UK insurance operations	US insurance operations	Asia insurance operations	Asset management	Unallocated to a segment	Group total

	£m	£m	£m	£m	£m	£m
Derivative assets	1,349	1,546	927	38	2	3,862
Derivative liabilities	(1,007)	(645)	(837)	(150)	(190)	(2,829)

	342	901	90	(112)	(188)	1,033

	2011
	UK insurance operations	US insurance operations	Asia insurance operations	Asset management	Unallocated to a segment	Group total

	£m	£m	£m	£m	£m	£m
Derivative assets	1,461	1,677	444	71	2	3,655
Derivative liabilities	(1,298)	(887)	(480)	(182)	(207)	(3,054)

	163	790	(36)	(111)	(205)	601

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

        The UK with-profits funds use derivatives for the purposes of efficient portfolio management or reduction in investment risks. For UK annuity business derivatives are used to assist with asset and liability cash flow matching.

        Some of the Group's products, especially those sold in the US, have certain guarantee features linked to equity indexes. A mismatch between guaranteed product liabilities and the performance of the underlying assets backing them, exposes the Group to equity index risk. In order to mitigate this risk,

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

G:    Financial assets and liabilities (Continued)

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

        The fair value of the derivatives designated as fair value hedges above at 31 December 2012, was an asset of less than £1 million (2011: asset of £3 million). Movements in the fair value of the hedging instruments of a net loss of £3 million (2011: net loss of £2 million) and the hedged items of a net gain of £3 million (2011: net gain of £2 million) are recorded in the income statement in respect of the fair value hedges above.

Net investment hedges

        The Group has designated perpetual subordinated capital securities totalling US$2.85 billion (2011: US$2.85 billion) as a net investment hedge to hedge the currency risks related to the net investment in Jackson. The carrying value of the subordinated capital securities was £1,746 million as at 31 December 2012 (2011: £1,823 million; 2010: £1,462 million). The foreign exchange loss of £81 million (2011: loss of £18 million; 2010: gain of £45 million) on translation of the borrowings to pounds sterling at the statement of financial position date is recognised in the translation reserve in shareholders' equity.

        This net investment hedge was 100 per cent effective.

Cash flow hedges

        The Group has no cash flow hedges in place.

G4:    Derecognition and collateral

Securities lending and reverse repurchase agreements

        The Group has entered into securities lending (including repurchase agreements) whereby blocks of securities are loaned to third-parties, primarily major brokerage firms. The amounts above the fair value of the loaned securities required to be held as collateral by the agreements depend on the quality of the collateral, calculated on a daily basis. The loaned securities are not removed from the Group's

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

G:    Financial assets and liabilities (Continued)

consolidated statement of financial position, rather they are retained within the appropriate investment classification. Collateral typically consists of cash, debt securities, equity securities and letters of credit. At 31 December 2012, the Group had lent £3,015 million (2011: £7,843 million) of securities of which £2,047 million (2011: £5,820 million) was lent by the PAC with-profits fund and held collateral under such agreements of £3,137 million (2011: £8,160 million) of which £2,138 million (2011: £6,108 million) was held by the PAC with-profits fund.

        At 31 December 2012, the Group had entered into reverse repurchase transactions under which it purchased securities and had taken on the obligation to resell the securities for the purchase price of £943 million (2011: £1,607 million), together with accrued interest.

Collateral and pledges under derivative transactions

        At 31 December 2012, the Group had pledged £754 million (2011: £840 million) for liabilities and held collateral of £1,964 million (2011: £1,953 million) in respect of over-the-counter derivative transactions.

        These transactions are conducted under terms that are usual and customary to collateralised transactions including, where relevant, standard securities lending and repurchase agreement.

G5:    Impairment of financial assets

        In accordance with the Group's accounting policy set out in note A3, impairment reviews were performed for available-for-sale securities and loans and receivables. In addition, impairment reviews were undertaken for the reinsurers' share of insurance contract liabilities.

        During the year ended 31 December 2012, impairment losses of £50 million (2011: £126 million; 2010: £145 million) were recognised for available-for-sale securities and loans and receivables analysed as shown in the attached table.

	2012	2011	2010

	£m	£m	£m
Available-for-sale securities held by Jackson	37	62	124
Loans and receivables*	13	64	21

	50	126	145

*
Relates to loans held by the UK with-profits fund and mortgage loans held by Jackson

        Impairment losses recognised on available-for-sale securities amounted to £37 million (2011: £62 million; 2010: £124 million). Of this amount, 22 per cent (2011: 34 per cent; 2010: 90 per cent) has been recorded on structured asset-backed securities, primarily due to reduced cash flow expectations on such securities that are collateralised by diversified pools of primarily below investment grade securities. Of the losses related to the impairment of fixed maturity securities, the top five individual corporate issuers made up 74 per cent (2011: 75 per cent; 2010: 32 per cent), reflecting a deteriorating business outlook of the companies concerned. The impairment losses have been recorded in 'investment return' in the income statement.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

G:    Financial assets and liabilities (Continued)

        In 2012, the Group realised gross losses on sales of available-for-sale securities of £44 million (2011: £43 million; 2010: £160 million) with 64 per cent (2011: 64 per cent; 2010: 45 per cent) of these losses related to the disposal of fixed maturity securities of 10 (2011: 10; 2010: 15) individual issuers, which were disposed of as part of risk reduction programmes intended to limit future credit loss exposure. Of the £44 million (2011: £ 43 million; 2010: £160 million), £23 million (2011: £32 million; 2010: £99 million) relates to losses on sales of impaired and deteriorating securities.

        The effect of those reasonably likely changes in the key assumptions that underpin the assessment of whether impairment has taken place depends on the factors described in note A4. A key indicator of whether such impairment may arise in future, and the potential amounts at risk, is the profile of gross unrealised losses for fixed maturity securities accounted for on an available-for-sale basis by reference to the time periods by which the securities have been held continuously in an unrealised loss position and by reference to the maturity date of the securities concerned.

        For 2012, the amount of gross unrealised losses for fixed maturity securities classified as available-for-sale under IFRS in an unrealised loss position was £178 million (2011: £246 million; 2010: £370 million). Notes B1 and D3 provide further details on the impairment charges and unrealised losses of Jackson's available-for-sale securities.

H:    Other information on statement of financial position items

H1:    Intangible assets attributable to shareholders

(a)   Goodwill

	2012	2011

	£m	£m
Cost
At beginning of year	1,585	1,586
Additional consideration paid on previously acquired business	2	—
Exchange differences	2	(1)

At end of year	1,589	1,585

Aggregate impairment	(120)	(120)

Net book amount at end of year	1,469	1,465

Goodwill attributable to shareholders comprises:

	2012	2011

	£m	£m
M&G	1,153	1,153
Other	316	312

	1,469	1,465

        'Other' represents goodwill amounts across cash generating units (CGUs) in Asia and US operations. Other goodwill amounts are not individually material.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

H:    Other information on statement of financial position items (Continued)

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

        The value in use is particularly sensitive to a number of key assumptions as follows:

(i)
The set of economic, market and business assumptions used to derive the three-year plan. The direct and secondary effects of recent developments, eg changes in global equity markets, are considered by management in arriving at the expectations for the financial projections for the plan.

(ii)
The assumed growth rate on forecast cash flows beyond the terminal year of the plan. A growth rate of 2.5 per cent (2011: 2.5 per cent) has been used to extrapolate beyond the plan period representing management's best estimate view of the long-term growth rate of the business after considering the future and past growth rates and external sources of data.

(iii)
The risk discount rate. Differing discount rates have been applied in accordance with the nature of the individual component businesses. For retail and institutional business, a risk discount rate of 12 per cent (2011: 12 per cent) has been applied to post-tax cash flows. The pre-tax risk discount rate was 15 per cent (2011: 15 per cent). Management have determined the risk discount rate by reference to an average implied discount rate for comparable UK listed asset managers calculated by reference to risk-free rates, equity risk premiums of 5 per cent and an average 'beta' factor for relative market risk of comparable UK listed asset managers. A similar approach has been applied for the other component businesses of M&G.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

H:    Other information on statement of financial position items (Continued)

(iv)
That asset management contracts continue on similar terms.

        Management believes that any reasonable change in the key assumptions would not cause the recoverable amount of M&G to fall below its carrying amount.

Japanese life company

        The aggregate goodwill impairment of £120 million at 31 December 2012 and 2011 relates to the goodwill held in relation to the Japanese life operation which was impaired in 2005.

(b)   Deferred acquisition costs and other intangible assets attributable to shareholders

        The deferred acquisition costs (DAC) and other intangible assets in the Group consolidated statement of financial position attributable to shareholders comprise:

	2012	2011*	2010*

	£m	£m	£m
Deferred acquisition costs related to insurance contracts as classified under IFRS 4	3,866	3,805	3,550
Deferred acquisition costs related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	100	107	110

	3,966	3,912	3,660

Present value of acquired in-force policies for insurance contracts as classified under IFRS 4 (PVIF)	64	64	70
Other intangibles	237	258	171

	301	322	241

Total of deferred acquisition costs and other intangible assets	4,267	4,234	3,901

*
The 2011 and 2010 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

H:    Other information on statement of financial position items (Continued)

	2012 £m						2011* £m	2010* £m
	Deferred acquisition costs
					PVIF and other intangibles
	UK	USnote (i)	Asia	Asset management		Total	Total	Total

Balance at 1 Jan
As previously reported	111	3,880	744	12	322	5,069	4,667	4,097
Effect of change in accounting policynote B	—	(785)	(50)	—	—	(835)	(766)	(651)

After effect of change	111	3,095	694	12	322	4,234	3,901	3,446
Additions	12	798	249	3	31	1,093	1,117	968
Acquisition of REALIC in 2012 and UOB Life Assurance Ltd in 2010	—	—	—	—	5	5	—	12
Amortisation to the income statement:

Operating profit	(20)	(356)	(277)	(5)	(51)	(709)	(792)	(515)
Amortisation related to short-term fluctuations in investment returns	—	76	—	—	—	76	287	283

	(20)	(280)	(277)	(5)	(51)	(633)	(505)	(232)
Exchange differences	—	(144)	(12)	—	(6)	(162)	(2)	129
Change in shadow DAC related to movement in unrealised appreciation of Jackson's securities classified as available-for-sale**	—	(270)	—	—	—	(270)	(275)	(410)
Disposals	—	—	—	—	—	—	(2)	(5)
Dilution of Group's holdings	—	—	—	—	—	—	—	(7)

Balance at 31 December	103	3,199	654	10	301	4,267	4,234	3,901

*
The 2011 and 2010 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

**
(See note D3(e) for explanation)

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

H:    Other information on statement of financial position items (Continued)

US operations DAC

Summary balances

(i)    The DAC amount in respect of US insurance operations comprises amounts in respect of:

	2012	2011*	2010*

	£m	£m	£m
Variable annuity business	3,330	2,960	2,283
Other business	821	855	980
Cumulative shadow DAC (for unrealised gains/losses booked in other comprehensive income)	(952)	(720)	(434)

Total DAC for US operations	3,199	3,095	2,829

*
The 2011 and 2010 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

Deferred acquisition costs related to insurance and investment contracts attributable to shareholders

        The movement in deferred acquisition costs relating to insurance and investments contracts attributable to shareholders are as follows:

	2012		2011*		2010*
	Insurance contracts	Investment Management note	Insurance contracts	Investment Management note	Insurance contracts note	Investment Management

	£m	£m	£m	£m	£m	£m
DAC at 1 January	3,805	105	3,550	110	3,172	107
Additions	1,048	12	982	17	710	21
Amortisation	(563)	(17)	(450)	(20)	(19)	(18)
Exchange differences	(154)	—	—	—	104	—
Change in shadow DAC related to movement in unrealised appreciation of Jackson's securities classified as available-for-sale	(270)	—	(275)	—	(410)	—
Dilution of holding in PruHealth	—	—	—	—	(7)	—

DAC at 31 December	3,866	100	3,807	107	3,550	110

*
The 2011 and 2010 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

H:    Other information on statement of financial position items (Continued)

Note

        All of the additions are through internal development. The carrying amount of the balance comprises the following gross and accumulated amortisation amounts:

	31 Dec 2012	31 Dec 2011	31 Dec 2010

	£m	£m	£m
Gross amount	210	200	183
Accumulated amortisation	(110)	(93)	(73)

Net book amount	100	107	110

Present value of acquires in-force (PVIF) and other intangibles attributable to shareholders

	2012 Other intangibles note (ii)				2011 Other intangibles note (ii)
	PVIF note (i)	Distribution rights	Software	Total	PVIF note (i)	Distribution rights	Software	Total

	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January
Cost	212	235	163	610	203	136	144	483
Accumulated amortisation	(148)	(36)	(104)	(288)	(133)	(23)	(86)	(242)

	64	199	59	322	70	113	58	241

Additions (including amounts arising on acquisition of subsidiaries)	5	—	31	36	—	96	24	120
Amortisation charge	(5)	(17)	(29)	(51)	(5)	(9)	(21)	(35)
Disposals	—	—	—	—	—	—	(2)	(2)
Exchange differences	—	(5)	(1)	(6)	(1)	(1)	—	(2)

At 31 December	64	177	60	301	64	199	59	322

Comprising:
Cost	217	230	193	640	200	235	163	598
Accumulated amortisation	(153)	(53)	(133)	(339)	(136)	(36)	(104)	(276)

	64	177	60	301	64	199	59	322

Note

(i)
All of the PVIF balances relate to insurance contracts and is accounted for under UK GAAP as permitted by IFRS 4. Investment contracts have been fully amortised. Amortisation is charged to the 'acquisition costs and other operating expenditure' line in the income statement over the period of provision of asset management services as those profits emerge.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

H:    Other information on statement of financial position items (Continued)

(ii)
Other intangibles comprise distribution and software rights. Distribution rights relate to facilitation fees paid in respect of the bancassurance partnership arrangements in Asia for the bank distribution of Prudential's insurance products for a fixed period of time. The distribution rights amounts are amortised over the term of the distribution contracts. Software is amortised over its useful economic life, which generally represents the licence period of the software acquired. Amortisation is charged to the 'acquisition costs and other expenditure' line in the income statement.

H2:    Intangible assets attributable to with-profits funds

(a)   Goodwill in respect of acquired investment subsidiaries for venture fund and other investment purposes

	2012	2011

	£m	£m
At 1 January	178	166
Additions in the year	—	12

At 31 December	178	178

        All the goodwill relates to the UK insurance operations segment.

        The venture fund investments consolidated by the Group relates to investments by PAC with-profits fund managed by M&G. The goodwill shown in the table above relates to these venture fund investments. Goodwill is tested for impairment of these investments by comparing the investment's carrying value including goodwill with its recoverable amount. The recoverable amount of the investments is determined by calculating their fair value less costs to sell. The fair value is determined by using a discounted cash flow valuation. The valuations are based on cash flow projections to 2016 prepared by management after considering the historical experience and future growth rates of the business. The key assumption applied in the calculations is the risk discount rate ranging from 10 per cent to 14 per cent derived by reference to risk-free rates and an equity premium risk. In 2012, no goodwill was deemed to be impaired following the impairment testing carried out.

(b)   Deferred acquisition costs and other intangible assets

        Other intangible assets in the Group consolidated statement of financial position attributable to with-profits funds consist of:

	2012	2011

	£m	£m
Deferred acquisition costs related to insurance contracts attributable to the PAC with-profits fund	6	6
Distribution rights attributable to with-profits funds of the Asia insurance operations	70	83
Computer software attributable to with-profits funds of the Asia insurance operations	2	—

	78	89

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

H:    Other information on statement of financial position items (Continued)

Deferred acquisition costs related to insurance contracts attributable to the PAC with-profit fund

        The movement in deferred acquisition costs relating to insurance contracts attributable to the PAC with-profits fund is as follows:

	2012	2011

	£m	£m
At 1 January	6	13
Amortisation charge	—	(7)

At 31 December	6	6

        The above costs relate to non-participating business written by the PAC with-profits sub-fund.

        No deferred acquisition costs are established for the participating business.

Distribution rights attributable to with-profit funds of the Asia insurance operations

        Distribution rights relate to facilitation fees paid in relation to the bancassurance partnership arrangements in Asia for the bank distribution of Prudential's insurance products for a fixed period of time. The distribution rights amounts are amortised over the term of the distribution contracts.

	2012	2011

	£m	£m
At 1 January
Gross amount	96	108
Accumulated amortisation	(13)	(11)

	83	97

Amortisation charge	(9)	(5)
Exchange differences	(4)	1
Reclassification	—	(10)

At 31 December	70	83

Comprising:
Gross amount	92	96
Accumulated amortisation	(22)	(13)

	70	83

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

H:    Other information on statement of financial position items (Continued)

H3:    Reinsurers' share of insurance contract liabilities

	2012	2011

	£m	£m
Insurance contract liabilities	6,079	1,486
Claims outstanding	780	161

	6,859	1,647

Comprising amounts in respect of:
UK insurance operationsnote D2(f)	608	589
US insurance operationsnote D3(f)	6,076	907
Asia insurance operationsnote D4(f)	175	151

	6,859	1,647

        The movement on reinsurers' share of insurance contract liabilities is as follows:

	2012	2011

	£m	£m
At 1 January	1,486	1,167
Acquisition of REALIC	4,810	—
Other movements in the year	(55)	303
Foreign exchange translation differences	(162)	16

At 31 December	6,079	1,486

H4:    Tax assets and liabilities

Assets

        Of the £254 million (2011: £546 million) current tax recoverable, the majority is expected to be recovered in one year or less.

Deferred tax asset

	2012	2011

	£m	£m
Unrealised losses on investments	102	297
Balances relating to investment and insurance contracts	1	13
Short-term timing differences	2,097	1,513
Capital allowances	15	15
Unused deferred tax losses	99	438

Total	2,314	2,276

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

H:    Other information on statement of financial position items (Continued)

        The deferred tax asset at 31 December 2012 and 2011 arises in the following parts of the Group:

	2012	2011

	£m	£m
UK insurance operations:
SAIF	1	1
PAC with-profits fund (including PAL)	113	78
Other	69	153
US insurance operations	1,889	1,392
Asia insurance operations	83	114
Other operations	159	538

Total	2,314	2,276

        The increase in the deferred tax asset primarily relates to additional short term timing differences on US insurance reserves following the REALIC acquisition partially offset by the utilisation of tax losses across the Group.

        Deferred tax assets are recognised to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted.

        The taxation regimes applicable across the Group often apply separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a trading or capital nature may affect the recognition of deferred tax assets. Accordingly, for the 2012 results and financial position at 31 December 2012 the possible tax benefit of approximately £158 million (31 December 2011: £158 million), which may arise from capital losses valued at approximately £0.8 billion (31 December 2011: £0.7 billion), is sufficiently uncertain that it has not been recognised. In addition, a potential deferred tax asset of £122 million (31 December 2011: £147 million), which may arise from trading tax losses and other potential temporary differences totalling £0.5 billion (31 December 2011: £0.6 billion) is sufficiently uncertain that it has not been recognised. Of these, losses of £105 million will expire within the next 7 years. The remaining losses have no expiry date. Until the end of 2012, for the Group's UK life insurance companies, shareholders' profits were calculated using regulatory surplus as a starting point, with appropriate deferred tax adjustments for IFRS. Beginning in 2013, under new UK life tax rules, shareholders' profits will be calculated using accounting profit or loss as a starting point. As the 2012 Finance Act had been enacted at the balance sheet date, the effects of these changes are reflected in the financial statements for the year ended 31 December 2012 but with no material impact on the Group's net assets.

        The two tables that follow provide a breakdown of the recognised deferred tax assets set out above for both the short-term timing differences and unused tax losses split by business unit. The table also shows the period of estimated recoverability for each respective business unit. For these and each category of deferred tax asset recognised their recoverability against forecast taxable profits is not significantly impacted by any current proposed changes to future accounting standards.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

H:    Other information on statement of financial position items (Continued)

Short-term timing differences

	2012	Expected period of recoverability

	£m
Asia	42	1 to 3 years
JNL	1,800	With run-off of in-force book
UK long-term Business	151	1 to 10 years
Other	104	1 to 10 years

Total	2,097

Unused tax losses

	2012	Expected period of recoverability

	£m
Asia	36	3 to 5 years
UK long-term Business	18	1 to 3 years
Other	45	1 to 3 years

Total	99

Liabilities

        The current tax liability decreased to £445 million (2011: £930 million) reflecting the settlement of prior year balances in the UK and Asia following the agreement of tax positions.

Deferred tax liability

	2012	2011*	2010*

	£m	£m	£m
Unrealised gains on investments	1,814	1,566	1,678
Balances relating to investment and insurance contracts	432	667	801
Short-term timing differences	1,715	1,687	1,477
Capital allowances	9	9	12

Total	3,970	3,929	3,968

*
The 2011 and 2010 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A5.

        Under IAS 12, 'Income Taxes', deferred tax is measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled, based on the tax rates (and laws) that have been enacted or are substantively enacted at the end of the reporting periods.

        The UK government's tax rate change to 23 per cent (from the 24 per cent effective from 1 April 2012) has had the effect of reducing the UK with-profits and shareholder-backed business element of

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

H:    Other information on statement of financial position items (Continued)

the net deferred tax balances as at 31 December 2012 by £52 million. The tax change to 23 per cent is effective from 1 April 2013 but has been enacted at 31 December 2012.

        The subsequent proposed phased rate changes to 21 per cent are expected to have the effect of reducing the UK with-profits and shareholder-backed business elements of the net deferred tax balances at 31 December 2012 by £52 million.

H5:    Accrued investment income and other debtors

	2012	2011

	£m	£m
Accrued investment income
Interest receivable	2,015	1,919
Other	783	791

Total	2,798	2,710

Other debtors
Amounts due from:
Policyholders	271	227
Intermediaries	27	27
Reinsurers	23	11
Other	1,040	722

Total	1,361	987

Total accrued investment income and other debtors	4,159	3,697

        Of the £4,159 million (2011: £3,697 million) of accrued investment income and other debtors, £538 million (2011: £162 million) is expected to be settled after one year or more.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

H:    Other information on statement of financial position items (Continued)

H6:    Property, plant and equipment

        Property, plant and equipment comprise Group occupied properties and tangible assets. A reconciliation of the carrying amount of these items from the beginning of the year to the end of the year is as follows:

	2012			2011
	Group occupied property	Tangible assets	Total	Group occupied property	Tangible assets	Total

	£m	£m	£m	£m	£m	£m
At 1 January
Cost	262	915	1,177	197	764	961
Accumulated depreciation	(29)	(400)	(429)	(24)	(383)	(407)

Net book amount	233	515	748	173	381	554

Year ended 31 December
Opening net book amount	233	515	748	173	381	554
Exchange differences	(9)	(8)	(17)	(2)	(7)	(9)
Depreciation charge	(10)	(80)	(90)	(5)	(69)	(74)
Additions	4	135	139	5	119	124
Arising on acquisitions of subsidiaries	—	(1)	(1)	69	99	168
Disposals and transfers	(2)	(12)	(14)	(7)	(8)	(15)

Closing net book amount	216	549	765	233	515	748

At 31 December
Cost	255	999	1,254	262	915	1,177
Accumulated depreciation	(39)	(450)	(489)	(29)	(400)	(429)

Net book amount	216	549	765	233	515	748

Capital expenditure: property, plant and equipment by segment

        The capital expenditure of £135 million (2011: £124 million) arose as follows: £80 million in UK, £24 million in US and £20 million in Asia in insurance operations with the remaining balance of £11 million arising from asset management operations and unallocated corporate expenditure (2011: £69 million in UK, £20 million in US, £21 million in Asia in insurance operations and £14 million in other).

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

H:    Other information on statement of financial position items (Continued)

H7:    Investment properties

        Investment properties principally relate to the PAC with-profits fund and are carried at fair value. A reconciliation of the carrying amount of investment properties at the beginning and end of the year is set out below:

	2012	2011

	£m	£m
At 1 January	10,757	11,247

Additions:
Resulting from acquisitions	1,025	393
Resulting from expenditure capitalised	118	45
Disposals	(695)	(1,439)
Net (loss) gain from fair value adjustments	(175)	522
Net foreign exchange differences	(53)	(41)
Transfers (to)/from held for sale assets	(97)	25
Transfers from owner occupied properties	—	5

At 31 December	10,880	10,757

        The income statement includes the following items in respect of investment properties:

	2012	2011	2010

	£m	£m	£m
Rental income from investment properties	559	606	625
Direct operating expenses (including repairs and maintenance expenses) arising from investment properties that generated rental income during the year	64	128	125

        Further information on the investment property held by the UK insurance operations further information is included in note D2(a).

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

H:    Other information on statement of financial position items (Continued)

        Investment properties of £3,845 million (2011: £3,439 million) are held under finance leases. A reconciliation between the total of future minimum lease payments at the statement of financial position date, and their present value is shown below:

	2012	2011

	£m	£m
Future minimum lease payments at 31 December	988	1,071
Future finance charges on finance leases	(877)	(944)

Present value of minimum lease payments	111	127

Future minimum lease payments are due as follows:
Less than 1 year	6	7
1 to 5 years	23	26
Over 5 years	959	1,038

Total	988	1,071

The present values of these minimum lease payments are:
Less than 1 year	6	6
1 to 5 years	19	23
Over 5 years	86	98

Total	111	127

        Contingent rent is that portion of the lease payments that is not fixed in amount but is based on the future value of a factor that changes other than with the passage of time. There was no contingent rent recognised as income or expense in 2012 and 2011.

        The Group's policy is to rent investment properties to tenants through operating leases. Minimum future rentals to be received on non-cancellable operating leases of the Group's freehold investment properties are receivable in the following periods:

	2012	2011

	£m	£m
Less than 1 year	451	430
1 to 5 years	1,541	1,407
Over 5 years	3,785	3,304

Total	5,777	5,141

        The total minimum future rentals to be received on non-cancellable sub-leases for the Group's investment properties held under finance leases at 31 December 2012 are £2,439 million (2011: £2,553 million).

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

H:    Other information on statement of financial position items (Continued)

H8:    Investments in associates and joint ventures

Investments in associates

        The Group had two associates at 31 December 2012 (31 December 2011: one) that were accounted for under the equity method. The Group's associates at 31 December 2012 are a 25 per cent interest in PruHealth Holdings Limited and a 49.99 per cent interest in PPM South Africa, following the dilution of the Group's holding in the period (see note I2). The Group's share of the profit during the year was a profit of £8 million (full year 2011: a loss of £3 million). The total carrying value of these associates are £113 million (2011: £70 million). This is reflected in the Group's profit after tax attributable to equity holders during the year.

Associates accounted for using the equity method

        A summary of the movements in investments in associates accounted for using the equity method in 2012 and 2011 is set out below:

	Share of share capital and share premium	Share of retained earnings	Share of net assets	Goodwill	Total carrying value

	£m	£m	£m	£m	£m
Balance at 1 January 2010	1	—	1	2	3
Transfer of PruHealth to associates(note I2)	91	(25)	66	—	66
Acquisition/capital injection in PruHealth	9	—	9	—	9
Goodwill write off	—	—	—	(1)	(1)
Share of loss for the year after tax	—	(6)	(6)	—	(6)

Balance as at 31 December 2010	101	(31)	70	1	71
Capital injection	4	—	4	—	4
Disposals	(1)	—	(1)	—	(1)
Goodwill write off	—	—	—	(1)	(1)
Share of loss for the year after tax	—	(3)	(3)	—	(3)

Balance at 31 December 2011	104	(34)	70	—	70
Transfer of PPMSA as an associate(note I2)	—	39	39	—	39
Exchange translation and other movements	—	(6)	(6)	—	(6)
Share of profit for the year after tax	—	10	10	—	10

Balance at 31 December 2012	104	9	113	—	113

        There have been no changes recognised in the other comprehensive income of associates that would also be recognised in the other comprehensive income by the Group.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

H:    Other information on statement of financial position items (Continued)

        The Group's share of the assets, liabilities, revenues and profit and loss of associates accounted for using the equity method at 31 December 2012 and 2011 is as follows:

	2012	2011

	£m	£m
Financial position
Total assets (excluding goodwill)	162	109
Total liabilities	(49)	(39)

Net assets	113	70

	2012	2011	2010

	£m	£m	£m
Results of operations
Revenue	96	81	39
Profit (Loss) in the year	10	(3)	(6)

        There are several minor service agreements in place between the associates and the Group. During 2012, the aggregate amount of the transactions was £42 million (2011: £33 million) and the balance due to the Group as at 31 December 2012 was £73.2 million (2011: £74.2 million).

Associates and joint ventures carried at fair value through profit and loss

        In addition to the above the Group has associates that are carried at fair value through profit and loss, as allowed under IAS 28, that comprise investments in Open-Ended Investment Companies (OEICs), unit trusts, funds holding collateralised debt obligations, property unit trusts and venture capital investments of the PAC with-profits funds where the Group has significant influence. These investments are incorporated both in the UK and overseas, and some have year ends which are non-coterminous with that of the Group. In these instances, the investments are recorded at fair value at 31 December 2012 based on valuations or pricing information at that specific date. The aggregate fair value of associates carried at fair value through profit and loss where there are published price quotations is approximately £0.8 billion (2011: £4.8 billion) at 31 December 2012.

        The aggregate assets of these associates are approximately £2.2 billion (2011: £3.4 billion). Aggregate liabilities, excluding liabilities to unit holders and shareholders for unit trusts and OEICs, are approximately £0.8 billion (2011: £1.1 billion). Fund revenues, with revenue arising in unit trusts and OEICs deemed to constitute the investment return for these vehicles, were approximately £0.1 billion (2011: £0.3 billion) and net profit in the year, excluding unit trusts and OEICs where all investment returns accrue to unit holders or shareholders respectively, was approximately £0.1 billion (2011: profit of £0.2 billion).

        Investments in joint ventures

        The Group owns a number of joint ventures. Joint ventures represent activities over which the Group exercises joint control through contractual agreement with one or more parties. The Group's

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

H:    Other information on statement of financial position items (Continued)

significant joint ventures, which are accounted for using proportionate consolidation, comprise following interests:

Investment	% held	Principal activity	Country

CITIC Prudential Life Insurance Company Limited	50	Life assurance	China
CITIC-Prudential Fund Management Company Limited	49	Asset management	China
ICICI Prudential Asset Management Company Limited	49	Asset management	India
Prudential BSN Takaful Berhad	49	General and life insurance	Malaysia
BOCI-Prudential Asset Management Limited	36	Asset management	China (Hong Kong	)
ICICI Prudential Life Insurance Company Limited	26	Life assurance	India

        The investments noted in the table above have the same accounting year end as the Group, except for ICICI Prudential Life Insurance Company Limited and ICICI Prudential Asset Management Company Limited. Although these investments have reporting periods ending 31 March, 12 months of financial information up to 31 December is recorded. Accordingly, the information covers the same period as that of the Group.

        Joint ventures contributed £98 million (31 December 2011: £54 million) to profit after tax attributable to equity holders during the period. The year-on-year movement in these contributions reflect the growth in their operating profit based on longer-term investment returns and the increase in short-term fluctuations in investment returns by these joint ventures.

        Further, in June 2012, the PAC with-profits fund, via its venture fund holdings and as part of its investment portfolio, entered into a joint venture to acquire control of Veolia Water RegCo (now renamed Affinity Water), the UK regulated water business of Veolia Environnement S.A. This joint venture investment is carried at fair value through profit and loss in the Group's financial statements, as allowed under IAS 28. The results of this operation are reflected in the movement in the unallocated surplus of the PAC with-profits fund and therefore do not affect shareholders' results.

        The summarised financial data for the Group's share of investments in joint ventures is as follows:

	2012	2011

	£m	£m
Financial position
Current assets	442	706
Non-current assets	3,504	2,757

Total assets	3,946	3,463

Current liabilities	(375)	(301)
Non-current liabilities	(3,220)	(2,799)

Total Liabilities	(3,595)	(3,100)

Net equity	351	363

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

H:    Other information on statement of financial position items (Continued)

	2012	2011	2010

	£m	£m	£m
Results of operations
Revenue	1,040	1,056	1,195
Expenses	(942)	(1,002)	(1,135)

Net profit	98	54	60

        The joint ventures have no significant contingent liabilities or capital commitments to which the Group is exposed nor does the Group have any significant contingent liabilities or capital commitments in relation to its interest in the joint ventures.

H9:    Properties held for sale

        Investment properties are classified as held for sale when contracts have been exchanged but the sale has not been completed at the period end. At 31 December 2012 the value of assets held for sale was £98 million (2011: £3 million).

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

H10:    Cash and cash equivalents

        Cash and cash equivalents consist of cash at bank and in hand, deposits held at call with banks, treasury bills and other short-term highly liquid investments with less than 90 days maturity from the date of acquisition. Cash and cash equivalents included in the cash flow statement comprise the following statement of financial position amounts:

	2012	2011

	£m	£m
Cash	4,884	6,338
Cash equivalents	1,500	919

Total cash and cash equivalents	6,384	7,257

        Cash and cash equivalents held centrally are considered to be available for general use by the Group. These funds amount to £482 million and £309 million at 31 December 2012 and 2011, respectively. The remaining funds are considered not to be available for general use by the Group, and include funds held for the benefit of policyholders.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

H:    Other information on statement of financial position items (Continued)

H11:    Shareholders' equity: share capital, share premium and reserves

        A summary of the ordinary shares in issue is set out below:

Share capital and share premium

	Number of ordinary shares	Share capital	Share premium

		£m	£m
Issued shares of 5p each fully paid:
At 1 January 2011	2,545,594,506	127	1,856
Shares issued under share option schemes	2,444,824	—	17
Shares issued in lieu of cash dividends

At 31 December 2011	2,548,039,330	127	1,873
Shares issued under share option schemes	9,203,022	1	16
Reserve movements in respect of shares issued in lieu of cash dividends

At 31 December 2012	2,557,242,352	128	1,889

        Amounts recorded in share capital represent the nominal value of the shares issued. The difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of shares issued is credited to the share premium account.

        At 31 December 2012, there were options outstanding under Save As You Earn schemes to subscribe for shares as follows:

		Share price range
	Number of shares to subscribe for			Exercisable by year
		from	to

31 December 2012	9,396,810	288p	629p	2018
31 December 2011	13,329,709	288p	572p	2017

Transactions by Prudential plc and its subsidiaries in Prudential plc shares

        The Group buys and sells Prudential plc ('own shares') either in relation to its employee share schemes or via transactions undertaken by authorised investment funds that the Group is deemed to control. Further information about these transactions is set out below.

        The cost of own shares of £97 million as at 31 December 2012 (2011: £109 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans and savings-related share option schemes. At 31 December 2012, 8.0 million (2011: 8.1 million) Prudential plc shares with a market value of £69 million (2011: £52 million) were held in such trusts. Of this total, 8.0 million (2011: 8.0 million) shares were held in trusts under employee incentive plans.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

H:    Other information on statement of financial position items (Continued)

        In 2012, the Company purchased the following number of shares in respect of employee incentive plans.

	Number of shares purchased	Cost

	(in millions)*	£m
2012	9.4	76.1
2011	8.2	54.7

*
The maximum number of shares held in 2012 was 8.0 million which was in December 2012.

        Of the total shares held in trust no shares were held by a qualifying employee share ownership trust (2011: 0.1 million).

        The shares purchased each month are as follows:

		2012 Share Price				2011 Share Price
	Number of shares				Number of shares
		Low	High	Cost		Low	High	Cost

		£	£	£		£	£	£
January	15,573	6.40	6.40	99,589	12,723	6.83	6.83	86,834
February	12,678	7.33	7.33	92,930	11,688	7.13	7.13	83,376
March	4,022,002	7.10	8.03	32,058,297	2,106,702	7.04	7.14	15,253,240
April	368,901	7.27	7.67	2,712,460	263,361	7.40	7.49	1,960,300
May	939,541	6.80	7.26	6,407,556	174,614	7.46	7.53	1,307,410
June	482,377	6.61	6.84	3,208,338	1,418,209	7.07	7.18	10,141,069
July	15,047	7.26	7.26	109,166	98,334	6.89	7.34	683,084
August	28,488	7.88	8.12	228,176	1,520,620	5.77	6.32	9,051,804
September	712,649	8.16	8.25	5,829,154	19,273	5.85	6.00	115,022
October	12,549	8.39	8.39	105,329	15,385	6.07	6.07	93,310
November	492,993	8.55	9.15	4,502,129	110,951	6.15	6.33	692,501
December	2,277,012	8.86	9.27	20,706,597	2,456,692	6.07	6.55	15,226,106

Total	9,379,810			76,059,721	8,208,552			54,694,056

        The Group has consolidated a number of authorised investment funds where it is deemed to control these funds under IFRS. Some of these funds hold shares in Prudential plc. The total number of shares held by these funds at 31 December 2012 was 4.5 million (2011: 8.6 million) and the cost of acquiring these shares of £27 million (2011: £52 million) is included in the cost of own shares. The market value of these shares as at 31 December 2012 was £39 million (2011: £54 million).

        During 2012, these funds made net disposals of 4,143,340 Prudential shares (2011: net disposals of 1,171,635) for a net decrease of £25.1 million to book cost (2011: net increase of £4.8 million).

        All share transactions were made on an exchange other than the Stock Exchange of Hong Kong.

        Other than set out above the Group did not purchase, sell or redeem any Prudential plc listed securities during 2012 or 2011.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

H:    Other information on statement of financial position items (Continued)

Reserves

        The translation reserve of £66 million (2011: £282 million) represents cumulative foreign exchange translation differences taken directly to equity in accordance with IFRS, net of related tax. In accordance with IFRS 1, cumulative translation differences are deemed to be zero at 1 January 2004, the date of transition to IFRS.

        The available-for-sale reserve represents gains or losses arising from changes in the fair value of available-for-sale securities of Jackson, net of the related change in amortisation of deferred income and acquisition costs and of the related tax.

H12:    Insurance contract liabilities and unallocated surplus of with-profits funds

Movement in year

	Insurance contract liabilities	Unallocated surplus of with-profits funds

	£m	£m
At 1 January 2011	171,291	10,253
Income and expense included in the income statement	8,748	(1,025)
Foreign exchange translation differences	324	(13)

At 1 January 2012	180,363	9,215
Income and expense included in the income statement	32,760	1,381
Foreign exchange translation differences	(4,539)	(7)

At 31 December 2012	208,584	10,589

        Notes B5, D2b, D3b and D4b provide further analysis of the movement in the year of the Group's policyholder liabilities and unallocated surplus of the with-profits funds.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

H:    Other information on statement of financial position items (Continued)

H13:    Borrowings

Core structural borrowings of shareholder-financed operations

	2012				2011
	Innovative Tier 1*	Lower Tier 2*	Senior**	Total	Total

	£m	£m	£m	£m	£m
Central operations
Subordinated debt:
€20m Medium-Term Subordinated Notes 2023note (i)		16		16	17
£435m 6.125% Subordinated Notes 2031		429		429	428
£400m 11.375% Subordinated Notes 2039		386		386	384
US$1,000m 6.5% Perpetual Subordinated Capital Securities	615			615	644
US$250m 6.75% Perpetual Subordinated Capital Securitiesnote (ii)	154			154	161
US$300m 6.5% Perpetual Subordinated Capital Securitiesnote (ii)	185			185	193
US$750m 11.75% Perpetual Subordinated Capital Securities	458			458	477
US$550m 7.75% Perpetual Subordinated Capital Securitiesnote (ii)	334			334	348

	1,746	831	—	2,577	2,652
Senior debt:
£300m 6.875% Bonds 2023			300	300	300
£250m 5.875% Bonds 2029			249	249	249

	—	—	549	549	549

Total central operations	1,746	831	549	3,126	3,201
£275m bank loannote (iii)			275	275	250
US$250m 8.15% Surplus Notes 2027note (iv)		153		153	160

Totalnotes (v), (vi)	1,746	984	824	3,554	3,611

*
These debt classifications are consistent with the treatment of capital for regulatory purposes, as defined in the FSA handbook. In January 2011, the Company issued US$550 million 7.75 per cent Tier 1 subordinated debt, primarily to retail investors. The proceeds, net of costs, were US$539 million (£340 million) and were used to finance the repayments of the €500 million Tier 2 subordinated debt in December 2011.

The Group has designated US$2.85 billion (2011: US$2.85 billion) of its Tier 1 subordinated debt as a net investment hedge under IAS 39 to hedge the currency risks related to the net investment in Jackson.

**
The senior debt ranks above subordinated debt in the event of liquidation.

Notes

(i)
The €20 million borrowings were issued at 20-year Euro Constant Maturity Swap (capped at 6.5 per cent). These have been swapped into borrowings of £14 million with interest payable at three month £LIBOR plus 1.2 per cent.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

H:    Other information on statement of financial position items (Continued)

(ii)
The US$250 million 6.75 per cent borrowings, the US$300 million 6.5 per cent borrowings and the US$550 million 7.75 per cent borrowings can be converted, in whole or in part, at the Company's option and subject to certain conditions, on any interest payment date, into one or more series of Prudential preference shares.

(iii)
The PruCap bank loan was increased from £250 million to £275 million on 20 December 2012. The loan has been made in two tranches: a £160 million loan maturing in June 2014, currently drawn at a cost of 12 month £LIBOR plus 0.6 per cent and a £115 million loan maturing on 20 December 2017 and currently drawn at a cost of 12 month £LIBOR plus 0.79 per cent.

(iv)
The Jackson borrowings are unsecured and subordinated to all present and future indebtedness, policy claims and other creditor claims of Jackson.

(v)
Maturity analysis

The following table sets out the contractual maturity analysis of the Group's core structural borrowings:

	2012	2011

	£m	£m
Less than 1 year	115	115
1 to 2 years	160	—
2 to 3 years	—	135
3 to 4 years	—	—
4 to 5 years	—	—
Over 5 years	3,279	3,361

Total	3,554	3,611

(vi)
Management analyses the net core structural borrowings position as follows:

	2012	2011

	£m	£m
Total core structural borrowings (as above)	3,554	3,611
Less: Holding company cash and short-term investments (recorded within the consolidated statement of financial position)	(1,380)	(1,200)

Net core structural borrowings of shareholder-financed operations	2,174	2,411

(vii)
In January 2013, the Company issued core structural borrowings of US$700 million Tier 1 perpetual subordinated capital securities. The proceeds, net of costs, were US$689 million.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

H:    Other information on statement of financial position items (Continued)

Operational borrowings attributable to shareholder-financed operations

	2012	2011

	£m	£m
Borrowings in respect of short-term fixed income securities programmes
Commercial paper	1,535	2,706
Medium-Term Notes 2013note (vi)	250	250
Medium-Term Notes 2015	299	—

	2,084	2,956

Borrowings of US operations
Investment subsidiaries (non-recourse)note (i)	19	20
Piedmont and CDO funds (non-recourse)notes (i), (ii)	1	1

	20	21

Other borrowings
Bank loans and overdrafts	1	13
Obligations under finance leases	1	1
Other borrowingsnote (iii)	139	349

	141	363

Total	2,245	3,340

Notes

(i)
In all instances the holders of the debt instruments issued by these subsidiaries and funds do not have recourse beyond the assets of those subsidiaries and funds.

(ii)
Piedmont is an investment trust investing in certain asset-backed and mortgage-backed securities in the US. These borrowings pertain to debt instruments issued to external parties.

(iii)
Other borrowings mainly include amounts whose repayment to the lender is contingent upon future surplus emerging from certain contracts specified under the arrangement. If insufficient surplus emerges on those contracts, there is no recourse to other assets of the Group and the liability is not payable to the degree of shortfall.

The Group has chosen to designate as a fair value hedge under IAS 39 certain fixed to floating rate swaps which hedge the fair value exposures to interest rate movements of these borrowings.

In addition, other borrowings include senior debt issued through the Federal Home Loan Bank of Indianapolis (FHLB), secured by collateral posted with the FHLB by Jackson.

(iv)
In addition to the debt listed above, £200 million Floating Rate Notes were issued by Prudential plc in October 2012 which will mature in April 2013. These Notes have been wholly subscribed by a Group subsidiary and accordingly have been eliminated on consolidation in the Group financial statements. These notes were originally issued in October 2008 and have been reissued upon their maturity.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

H:    Other information on statement of financial position items (Continued)

(v)
Maturity analysis

The following table sets out the contractual maturity analysis of the Group's operational borrowings attributable to shareholder-financed operations:

	2012	2011

	£m	£m
Less than 1 year	1,920	3,169
1 to 2 years	6	140
2 to 3 years	309	10
3 to 4 years	9	10
4 to 5 years	1	11
Over 5 years	—	—

Total	2,245	3,340

(vi)
In January 2013 the Company repaid on maturity, £250 million Medium Term Notes included within borrowings in respect of short-term fixed income securities in the table above.

Borrowings attributable to with-profits operations

	2012	2011

	£m	£m
Non-recourse borrowings of consolidated investment funds note (i)	823	747
£100m 8.5% undated subordinated guaranteed bonds of Scottish Amicable Finance plcnote (ii)	100	100
Other borrowings (predominantly obligations under finance leases)	110	125

Totalnote (iii)	1,033	972

Notes

(i)
In all instances the holders of the debt instruments issued by these funds do not have recourse beyond the assets of those funds.

(ii)
The interests of the holders of the bonds issued by Scottish Amicable Finance plc, a subsidiary of the Scottish Amicable Insurance Fund, are subordinate to the entitlements of the policyholders of that fund.

(iii)
Maturity analysis

The following table sets out the contractual maturity analysis of the Group's borrowings attributable to with-profits operations:

	2012	2011

	£m	£m
Less than 1 year	288	297
1 to 2 years	82	75
2 to 3 years	124	30
3 to 4 years	46	110
4 to 5 years	61	31
Over 5 years	432	429

Total	1,033	972

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

H:    Other information on statement of financial position items (Continued)

H14:    Provisions and contingencies

Provisions

	2012	2011

	£m	£m
Provision in respect of defined benefit pension schemes:I3
Surplus (deficit), gross of deferred tax, based on scheme assets held, including investments in Prudential insurance policies:
Attributable to PAC with-profits fund	37	41
Attributable to shareholder-financed operations	(1)	23

	36	64
Add back investments in Prudential insurance policies	169	165

Provision after elimination of investments in Prudential insurance policies and matching policyholder liabilities from Group statement of financial position	205	229
Other provisions (see below)	396	300

Total provisions	601	529

Analysis of other provisions:

	2012	2011

	£m	£m
At 1 JanuaryI3	300	282
Charged to income statement:
Additional provisions	237	144
Unused amounts released	(12)	(29)
Used during the year	(124)	(97)
Exchange differences	(5)	—

At 31 December	396	300

Comprising:
Legal provisions	20	14
Restructuring provisions	27	23
Other provisions	349	263

Total	396	300

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

H:    Other information on statement of financial position items (Continued)

Other provisions

        The movement in other provisions is shown in the table below:

	2012			2011
	Legal provisions note (i)	Restructuring provisions note (ii)	Other Provisions note (iii)	Legal provisions note (i)	Restructuring provisions note (ii)	Other Provisions note (iii)

At 1 January	14	23	263	20	26	236
Charged to income statement:
Additional provisions	10	14	213	—	5	139
Unused amounts released	(1)	(4)	(7)	—	(5)	(24)
Used during the year	(2)	(6)	(116)	(6)	(3)	(88)
Exchange differences	(1)	—	(4)	—	—	—

Total at 31 December	20	27	349	14	23	263

Notes

(i)
Total legal provisions at 31 December 2012 of £20 million related to Jackson. Jackson has been named in civil proceedings, which appear to be substantially similar to other class action litigation brought against many life insurers in the US, alleging misconduct in the sale of insurance products. Of the £20 million legal provision as at 31 December 2012, £18 million has been established to cover this potential litigation and is expected to be utilised over the next five years.

(ii)
Restructuring provisions primarily relate to restructuring activities of UK insurance operations. The provisions pertain to property liabilities resulting from the closure of regional sales centres and branches and staff terminations and other transformation costs to enable streamlining of operations.

(iii)
Other provisions comprise staff benefits provisions of £286 million, provisions for onerous contracts of £61 million and regulatory and other provisions of £2 million. Staff benefits are generally expected to be paid out within the next three years.

        The provision balance is expected to be paid out within the next five years.

Contingencies and related obligations

        In addition to the legal proceedings relating to Jackson mentioned under the legal provisions section above, the Group is involved in other litigation and regulatory issues.

        Whilst the outcome of such litigation and regulatory issues cannot be predicted with certainty, the Company believes that their ultimate outcome will not have a material adverse effect on the Group's financial condition, results of operations, or cash flows.

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

31 December 2012

H:    Other information on statement of financial position items (Continued)

        At 31 December 2012 the pension mis-selling provision was £306 million (31 December 2011: £362 million).

        The pension mis-selling provision is included within the liabilities in respect of investment contracts with discretionary participation features under IFRS 4. The pension mis-selling provision at 31 December 2012 of £306 million is stochastically determined on a discounted basis. The average discount rate implied in the movement in the year is 2.3 per cent (2011: 2.6 per cent).

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

        This review was completed on 30 June 2002. The assurance will continue to apply to any policy in force at 31 December 2003, both for premiums paid before 1 January 2004, and for subsequent regular premiums (including future fixed, retail price index or salary related increases and Department of Work and Pensions rebate business). The assurance has not applied to new business since 1 January 2004. New business in this context consists of new policies, new members to existing pension schemes plus regular and single premium top-ups, transfers and switches to existing arrangements. The maximum amount of capital support available under the terms of the assurance will reduce over time.

        The bonus and investment policy for each type of with-profits policy is the same irrespective of whether or not the assurance applies and this is expected to continue for the foreseeable future. Hence removal of the assurance for new business has had no impact on policyholder returns.

Guaranteed annuities

        Prudential Assurance used to sell guaranteed annuity products in the UK and at 31 December 2012 held a provision of £47 million (2011: £90 million) within the main with-profits fund within policyholder liabilities to honour guarantees on these products. The Group's main exposure to guaranteed annuities in the UK is through SAIF and at 31 December 2012 a provision of £371 million (2011: £370 million) was held in SAIF to honour the guarantees. As SAIF is a separate sub-fund of the Prudential Assurance long-term business fund, wholly attributable to the policyholders of the fund, the movement in this provision has no impact on shareholders.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

H:    Other information on statement of financial position items (Continued)

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

        In 1997, the business of Scottish Amicable Life Assurance Society (SALAS), a mutual society, was transferred to PAC. In effecting the transfer, a separate sub-fund, Scottish Amicable Insurance Fund (SAIF), was established within PAC's long-term business fund. This sub-fund contains all the with-profits business and all other pension business that was transferred. No new business has been or will be written in the sub-fund and the sub-fund is managed to ensure that all the invested assets are distributed to SAIF policyholders over the lifetime of SAIF policies. With the exception of certain amounts in respect of the unitised with-profits life business, all future earnings arising in SAIF are retained for SAIF policyholders. Any excess (deficiency) of revenue over expense within SAIF during a period is attributable to the policyholders of the fund. Shareholders have no interest in the profits of SAIF but are entitled to the asset management fees paid on this business.

        SAIF with-profits policies contain minimum levels of guaranteed benefit to policyholders. In addition, as mentioned earlier in this note, certain pensions products have guaranteed annuity rates at retirement. Should the assets of SAIF be inadequate to meet the guaranteed benefit obligations of the

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

H:    Other information on statement of financial position items (Continued)

policyholders of SAIF, the PAC long-term fund would be liable to cover any such deficiency in the first instance. The directors believe that the probability of either the PAC long-term fund or the Group's shareholders' funds having to contribute to SAIF is remote.

Unclaimed Property Provision

        Jackson has received regulatory inquiries on an industry-wide matter relating to claims settlement practices and compliance with unclaimed property laws. Concurrently, some regulators and state legislatures have required and others are considering proposals that would require life insurance companies to take additional steps to identify unreported deceased policy and contract holders. Additionally, numerous states are contracting with independent firms to perform specific unclaimed property audits or targeted market conduct examinations covering claims settlement practices and procedures for escheating unclaimed property. One such firm has been contracted by treasury departments of 26 states to perform an examination of the Jackson's practices for handling unclaimed property. Any regulatory audits, related examination activity and internal reviews may result in additional payments to beneficiaries, escheatment of funds deemed abandoned under state laws, administrative penalties and changes in the Jackson's procedures for the identification of unreported claims and handling of escheatable property.

        In 2011, Jackson initiated a project to compare its entire policy master file to vendors' databases of known deaths and accrued a £16 million provision for potential claims at 31 December 2011. In 2012, Jackson recognised a charge of £18 million, net of policy reserves released upon death, as a result of the project. At 31 December 2012, based on its current analysis, Jackson has accrued £17 million for estimated remaining claims that have not yet been positively identified.

Guarantees and commitments

        Guarantee funds in both the UK and the US provide for payments to be made to policyholders on behalf of insolvent life insurance companies. These guarantee funds are financed by payments assessed on solvent insurance companies based on location, volume and types of business. The Group estimated its reserve for future guarantee fund assessments for Jackson, included within other liabilities to be £31 million at 31 December 2012 (2011: £17 million). Similar assessments for the UK businesses were not significant. The directors believe that the reserve is adequate for all anticipated payments for known insolvencies.

        At 31 December 2012, Jackson has unfunded commitments of £325 million (2011: £341 million) related to its investments in limited partnerships and of £86 million (2011: £77 million) related to commercial mortgage loans. These commitments were entered into in the normal course of business and the directors do not expect a material adverse impact on the operations to arise from them.

        Jackson owns debt instruments issued by securitisation trusts managed by PPM America. At 31 December 2012, the support provided by certain forbearance agreements Jackson entered into with the counterparty to certain of these trusts could potentially expose Jackson to maximum losses of £31 million (2011: £71 million), if circumstances allowed the forbearance period to cease. Jackson believes that, so long as the forbearance period continues, the risk of loss under the agreements is remote.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

H:    Other information on statement of financial position items (Continued)

        The Group has provided other guarantees and commitments to third-parties entered into in the normal course of business but the Company does not consider that the amounts involved are significant.

H15: Other liabilities

	2012	2011

	£m	£m
Creditors arising from direct insurance and reinsurance operations	1,134	970
Interest payable	62	67
Other items*	2,258	212

Total	3,454	1,249

*
Of the £2,258 million other items as at 31 December 2012, £2,021 million related to liabilities for funds withheld under reinsurance arrangement of the Group's US operations from the purchase of REALIC, as discussed in note I1.

I:    Other notes

I1:    Acquisition of subsidiaries

(a)   Acquisition of Reassure America Life Insurance Company (REALIC)

        On 4 September 2012, the Group through its indirect wholly-owned subsidiary, Jackson National Life Insurance Company (JNLI) completed the acquisition of 100 per cent issued share capital of SRLC America Holding Corp. (SRLC), and its primary operating subsidiary, Reassure America Life Insurance Company (REALIC). The purchase consideration which remains subject to final agreement under the terms of the transaction with Swiss Re, is £370 million (US$587 million). The acquisition increases the scale of the Group's life business in the US, helping Jackson to diversify earnings by increasing the amount of income from underwriting activities thereby enhancing the quality of earnings in a capital efficient manner. Immediately prior to the acquisition, SRLC entered into a reinsurance arrangement with Swiss Re, the former ultimate parent company facilitating Swiss Re to retain a portion of the REALIC business. As collateral for this reinsurance arrangement, REALIC holds £2.1 billion of policy loans, bonds and short-term investments, which are offset by a funds withheld liability.

        REALIC was a US-based insurance company whose business model was to acquire, through purchase or reinsurance, closed blocks of insurance business, primarily life assurance risks. REALIC did not write new business.

        The purchase consideration paid is equivalent to the fair value of the identifiable acquired assets and liabilities assumed and accordingly no goodwill is recognised under IFRS on the date of completion of the acquisition.

        In addition to the purchase consideration, the Group incurred £9 million of acquisition related costs that have been recognised as an expense during the year, in the consolidated income statement.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

I:    Other notes (Continued)

        The provisional fair value of the acquired assets and liabilities are shown in the table below.

Fair value recognised at acquisition date

£m
Identifiable assets
Intangible assets attributable to shareholders:
Acquired value of in-force business	5
Other non-investment and non-cash assets:
Reinsurers' share of insurance contract liabilities	5,444
Deferred tax	390
Current tax recoverable	44
Accrued investment income	58
Other debtors	38
Investments of long-term business and other operations:
Loans	2,204
Equity securities and portfolio holdings in unit trusts	69
Debt securities	7,177
Cash and cash equivalents	147

Total identifiable assets	15,576

Identifiable liabilities
Policyholder liabilities:
Insurance contract liabilities	12,912
Other non-insurance liabilities	2,294

Total identifiable liabilities	15,206

Net identifiable assets acquired and liabilities assumed	370

Purchase consideration	370

        At the date the financial statements were approved the fair value of the identifiable acquired assets and liabilities and the consideration were subject to finalisation. In accordance with accounting guidance for business combinations, the Company will continue to review the balance sheet and record required adjustments, for up to a twelve month period following the acquisition close date, in order to reflect updated information on certain accruals, related expenses, or other potential valuation adjustments, if further information becomes available about facts and circumstances that existed as of the acquisition date. Any measurement period adjustments determined to be material will be applied retrospectively to the acquisition date in the Company's consolidated financial statements and depending on the nature of the adjustment, the Company's results subsequent to the acquisition period could be affected.

        Reserves were initially valued consistent with existing IFRS guidance. Accordingly, as for the Group's measurement of Jackson's insurance assets and liabilities, under IFRS 4, a 'grandfathered' US GAAP basis has been applied. For instance the traditional products were valued using standard modelling techniques with assumptions updated to match current interest rate environment or be

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

I:    Other notes (Continued)

consistent with Jackson's assumptions where appropriate. Base reserves on interest sensitive products were set equal to the account value and the reserves accounted for under FASB ASC Subtopic 944-80 Financial Services—Insurance—Separate Accounts (formerly SOP 03-1) were adjusted to reflect Jackson's assumptions where appropriate. In addition, provision has been made for the effects of fair valuing the acquired policyholder liabilities and value of in force business in accordance with IFRS 3.

        Included within the identifiable assets as shown above are loans and other debtors acquired with fair values of £2,204 million and £38 million, respectively. These values represent the gross contractual amounts all of which are expected to be collected. The majority of the loans of £2,204 million were held to back liabilities for funds withheld under reinsurance arrangements as described above.

        The consolidated statement of cash flows contains a £224 million net cash outflow in respect of this acquisition representing cash consideration of £371 million (based on the preliminary purchase price of £417 million with a deferred consideration of £46 million) less cash and cash equivalents acquired of £147 million.

Impact of acquisition on the results of the Group

	Actual	Estimated
	Post acquisition period from 4 Sept to 31 Dec 2012	Full Year 2012 (note i)

	£m	£m
Revenue	184	695

Operating profit based on longer-term investment returns	67
Short-term fluctuations in investment returns	13
Amortisation of acquisition accounting on the purchase of REALICnote (ii)	(19)

Profit before tax	61	123

Notes

(i)
Estimation of the REALIC business' contribution to the Group's consolidated revenue and profit before tax for the year if the acquisition had occurred on 1 January 2012. In determining these amounts, it has been assumed that the fair value adjustments which arose on the date of acquisition would have been the same if the acquisition had occurred on 1 January 2012.

(ii)
The profit of £61 million for the period has been determined after a charge of £(19) million for amortisation of acquisition accounting adjustments. This charge reflects the net effect of:

(a)
The difference between the yield on the acquired debt securities (excluding those held to back funds withheld for reinsurance contracts) determined by reference to their market value at acquisition as required by the IFRS 3 purchase GAAP purposes and the book yield on a historic GAAP basis;

(b)
Amortisation of the fair value adjustments on policyholder liabilities, and

(c)
Amortisation of the acquired value of in-force business.

This charge has been shown separately within Group's supplementary analysis of profit, as explained in note B1.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

I:    Other notes (Continued)

(b)   Acquisition of Thanachart Life Assurance Company Limited

        On 5 November 2012, Prudential plc, through its subsidiary Prudential Life Assurance (Thailand) Public Company Limited ('Prudential Thailand') entered into an agreement to acquire 100 per cent of Thanachart Life Assurance Company Limited ('Thanachart Life'), a wholly-owned life insurance subsidiary of Thanachart Bank Public Company limited ('Thanachart Bank'). The consideration for Thanachart Life is THB 17.5 billion (£352 million at the year end exchange rate) settled in cash on completion, with a further payment of THB 0.5 billion (£10 million) payable 12 months after completion, subject to a post-completion adjustment to reflect the net asset value as at the completion date. The transaction was approved by the regulator in March 2013 and is expected to close in the second quarter of 2013. Upon completion of the transaction, Thanachart Life will become a wholly-owned subsidiary of Prudential Thailand.

        As part of the deal, Prudential Thailand and Thanachart Bank have entered into an agreement to establish an exclusive 15-year partnership to develop jointly their bancassurance business in Thailand. This transaction builds on Prudential's strategy of focusing on the highly attractive markets of South-east Asia and is in line with the group's multichannel distribution strategy.

(c)   PAC with-profits funds acquisitions

2012:

        The PAC with-profits fund, via its venture fund holdings and as part of its investment portfolio, has made an acquisition of a joint venture, see note H8. There were no acquisitions of subsidiaries made during the year.

2011:

        The PAC with-profits fund, via its venture fund holdings and as part of its investment portfolio, made acquisitions during the period. These were acquisitions for a 100 per cent interest of Earth & Wind Energias Renovables SL, a company which invests in solar panel parks, in March 2011 and a 100 per cent interest of Alticom Holdings BV, a company investing in telecommunication towers, in June 2011. The Earth & Wind portfolio of solar panel parks was further expanded with the acquisition of a 100 per cent interest in Promociones Fotovoltaicas Betula SL, Promociones Fotovoltaicas Castanea SL, Promociones Fotovoltaicas Corylus SL and Promociones Fotovoltaicas Fagus SL in July 2011 and a 50 per cent controlling interest in Sarinena Solar SL in October 2011.

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

31 December 2012

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

I2:    Changes to Group's holdings

PPM South Africa

        On 22 February 2012, M&G completed transactions to (i) exchange bonus share rights for equity holdings with the employees of PPM South Africa and (ii) the sale of a 10 per cent holding in the majority of the business to Thesele Group, a minority shareholder, for cash. Following these transactions M&G's majority holding in the business reduced from 75 per cent to 49.99 per cent. Under IFRS requirements, the divestment is accounted for as the disposal of the 75 per cent holding and an acquisition of a 49.99 per cent holding at fair value resulting in a reclassification of PPM South Africa from a subsidiary to an associate. As a consequence of the IFRS application, the transactions gave rise to a gain on dilution of £42 million. This amount is shown separately and in the Group's 2012 supplementary analysis of profit excluded from the Group's IFRS operating profit based on longer-term investment returns. The net cash outflow arising from this change to the Group's holdings, as shown in the consolidated statement of cash flows, of £23 million, comprised the net effect of cash and cash equivalents no longer consolidated and the cash proceeds received.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

I:    Other notes (Continued)

I3:    Staff and pension plans

(a)   Staff and employment costs

        The average number of staff employed by the Group during the year was:

	2012	2011	2010

Business operations:
Asia operations	18,584	17,001	17,988
US operations	4,000	3,785	3,545
UK operations	5,035	4,628	4,459

Total	27,619	25,414	25,992

        The costs of employment were:

	2012	2011	2010

	£m	£m	£m
Business operations:
Wages and salaries	1,204	1,101	1,052
Social security costs	85	75	69

Other pension costs:
Defined benefit schemes*:
Defined benefit schemes—PSPS**	17	22	27
Defined benefit schemes—Other schemes*	21	(34)	31
Defined contribution schemes:
Defined contribution schemes—Domestic	12	12	11
Defined contribution schemes—Overseas	35	29	26
Pension actuarial and other (gains) losses charged to income statement*	(145)	(37)	26

	(60)	(8)	121

Total	1,229	1,168	1,242

*
The derivation of these amounts is shown in note (b)(i)4(i).

**
Consistent with the derecognition of the Company's interest in the underlying IAS 19 surplus of Prudential Staff Pension Scheme (PSPS) as described in note (b)(i)1 below, the other pension costs for PSPS represents the cash cost of contributions for ongoing service of active members and the unwind of discount on the opening provision for deficit funding for PSPS.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

I:    Other notes (Continued)

(b)   Pension plans

(i)    Defined benefit plans

1 Summary

        The Group asset/liability in respect of defined benefit pension schemes is as follows:

	2012			2011
	PSPS	Other schemes	Total	Total

	£m	£m	£m	£m
Underlying economic surplusnote (ii)	1,174	(36)	1,138	1,543
Less: unrecognised surplus and adjustment for obligation under IFRIC 14 for deficit funding (2011 only)note (ii)	(1,010)	—	(1,010)	(1,607)

Economic surplus (deficit) (including investment in Prudential insurance policies)note (ii)	164	(36)	128	(64)

Attributable to:
PAC with-profits fund	115	(37)	78	(41)
Shareholder-backed operations	49	1	50	(23)

Consolidation adjustment against policyholder liabilities for investment in Prudential insurance policies	—	(169)	(169)	(165)

IAS 19 pension asset (liability) on the Group statement of financial positionas explained in note 7 below	164	(205)	(41)	(229)

*
At 31 December 2012, the PSPS pension asset of £164 million and the other schemes' pension liabilities of £205 million were included within 'Other debtors' and 'Provisions' respectively on the consolidated statement of financial position. The comparative liabilities of £229 million as at 31 December 2011 were included within 'Provisions'.

        The Group's businesses operate a number of pension schemes. The specific features of these plans vary in accordance with the regulations of the country in which the employees are located, although they are, in general, funded by the Group and based either on a cash balance formula or on years of service and salary earned in the last year or years of employment. The largest defined benefit scheme is the principal UK scheme, namely the Prudential Staff Pension Scheme (PSPS), which PSPS accounts for 86 per cent (2011: 86 per cent) of the underlying scheme liabilities of the Group defined benefit schemes.

        The Group also operates two smaller defined benefit schemes for UK employees in respect of Scottish Amicable and M&G. For all three schemes, the projected unit method was used for the most recent full actuarial valuations. There is also a small defined benefit scheme in Taiwan with a negligible deficit.

Triennial actuarial valuations

        Defined benefit schemes in the UK are generally required to be subject to full actuarial valuation every three years in order to assess the appropriate level of funding for schemes in relation to their

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

I:    Other notes (Continued)

commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds.

        The last completed actuarial valuation of PSPS was as at 5 April 2011 by CG Singer, Fellow of the Institute of Actuaries, of Towers Watson Limited. This valuation was finalised in the first half of 2012 and demonstrated the scheme to be 111 per cent funded by reference to the Scheme Solvency Target that forms the basis of the scheme's funding objective. As a result of this valuation, future contributions into the scheme have been reduced to the minimum level of contributions required under the scheme rules effective from July 2012. Excluding expenses, the contributions fell to approximately £6 million per annum from the £50 million per annum paid previously. The new contributions are only for ongoing service of current employees that are active members of the scheme. No deficit type funding is required. Deficit funding for PSPS, where applicable, as applied in 2011, is apportioned in the ratio of 70/30 between the PAC with-profits fund and shareholder-backed operations following detailed consideration in 2005 of the sourcing of previous contributions. Employer contributions for ongoing service of current employees are apportioned in the ratio relevant to current activity. In 2012, total contributions paid in the year including expenses were £36 million (2011: £54 million).

        The market value of PSPS scheme assets as at the 5 April 2011 valuation was £5,255 million. The actuarial assumptions used in determining benefit obligations and the net periodic benefit costs for the purposes of the 2011 valuation were as follows:

Rate of increase in salaries	Nil
Rate of inflation:
Retail Prices Index (RPI)	3.7
Consumer Prices Index (CPI)	3.0
Rate of increase of pensions in payment for inflation:
Guaranteed (maximum 5%)	3.0
Guaranteed (maximum 2.5%)	2.5
Discretionary	Nil
Expected returns on plan assets	4.2

Mortality assumptions:

        The tables used for PSPS pensions in payment at 5 April 2011 were:

Base post retirement mortality

        For current male (female) pensioners 113% (108%) of the mortality rates of the 2000 series mortality tables (PNMA00/PNFA00), published by the Continuous Mortality Investigation Bureau (CMI).

        For male (female) non-pensioners 107% (92%) of the 2000 series rates (PNMA00/PNFA00).

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

I:    Other notes (Continued)

Allowance for future improvements to post retirement mortality

        For males (females) 100% (75%) of Medium Cohort subject to a minimum rate of improvement of 2.00% (1.25%) up to the age of 90, decreasing linearly to zero by age of 120 with a long-term rate of 1.75% pa (1.5% pa) but adjusted as follows:

        – period improvements are blended between ages 60 to 80 to the long-term improvement rate over a 15 year period (compared with a 20 year period in the core CMI model) and;

        – cohort improvements are assumed to dissipate over a 30 year period, or by age 90 if earlier (compared with a 40 year period, or by age 100 if earlier, in the core CMI model).

        The last completed actuarial valuation of the Scottish Amicable Pension Scheme (SAPS) was as at 31 March 2011 by Jonathan Seed, Fellow of the Institute and Faculty of Actuaries, of Xafinity Consulting. This valuation was finalised in the second half of 2012 and demonstrated the scheme to be 85 per cent funded. Based on this valuation, it was agreed with the Trustees that the existing level of deficit funding of £13.1 million per annum continues to be paid into the scheme over the next six years, to eliminate the actuarial deficit.

        The last completed actuarial valuation of the M&G pension scheme was as at 31 December 2011 by Paul Belok, Fellow of the Institute and Faculty of Actuaries, of AON Hewitt Limited. This valuation was finalised in the second half of 2012 and demonstrated the scheme to be 83 per cent funded. Based on this valuation, deficit funding amounts designed to eliminate the actuarial deficit over a three year period are being made from January 2013 of £18.6 million per annum for the first two years and £9.3 million in the third year. This compares to the £10.5 million of deficit funding paid by the Group in 2012.

Summary economic and IAS 19 financial positions

        Under the IAS 19 'Employee Benefits' valuation basis, the Group applies IFRIC 14, 'IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction'. Under IFRIC 14, a surplus is only recognised to the extent that the Company is able to access the surplus either through an unconditional right of refund to the surplus or through reduced future contributions relating to ongoing service, which have been substantively enacted or contractually agreed. Further, the IFRS financial position recorded, reflects the higher of any underlying IAS 19 deficit and any obligation for committed deficit funding where applicable.

        For PSPS, the Group does not have an unconditional right of refund to any surplus of the scheme. Accordingly, prior to the finalisation of the 5 April 2011 triennial valuation, the Group had not recognised the underlying surplus of PSPS (31 December 2011: £1,588 million gross of deferred tax) and had recognised an economic liability for deficit funding (31 December 2011: £19 million gross of deferred tax).

        The underlying IAS 19 surplus for PSPS at 31 December 2012 was £1,174 million. The finalisation of the 5 April 2011 triennial valuation was accompanied by an agreement with the Trustees that additional deficit type funding would no longer be necessary and furthermore, the level of contributions for ongoing service of current employees was reduced to the minimum level required by the scheme rules. As a consequence, a portion of the surplus, being £164 million, is now recognised as recoverable.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

I:    Other notes (Continued)

The £164 million represents the present value of the economic benefits available from the reductions to future ongoing contributions to the scheme. Accordingly, a net surplus of £164 million gross of deferred tax was recognised at 31 December 2012. Of this amount, £115 million was allocated to the PAC with-profits fund and £49 million was allocated to the shareholders' fund.

        The IAS 19 deficit of the Scottish Amicable Pension Scheme at 31 December 2012 was £74 million (31 December 2011: deficit of £55 million) and has been allocated approximately 50 per cent to the PAC with-profits fund and 50 per cent to the shareholders' fund.

        The IAS 19 surplus of the M&G pension scheme on an economic basis at 31 December 2012 was £38 million (31 December 2011: surplus of £10 million) and is wholly attributable to shareholders. The underlying position on an economic basis reflects the assets (including investments in Prudential insurance policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes. As at 31 December 2012, the M&G pension scheme has invested £169 million in Prudential insurance policies (31 December 2011: £165 million). After excluding these investments that are offset against liabilities to policyholders, the IAS 19 basis position of the M&G pension scheme is a deficit of £131 million (31 December 2011: deficit of £155 million).

2      Corporate governance

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

31 December 2012

I:    Other notes (Continued)

        The investment policies and strategies for the other two UK defined benefit schemes, the M&G Group Pension Scheme and the Scottish Amicable Staff Pension Scheme, which are both final salary schemes, follow similar principles, but have different target allocations reflecting the particular requirements of the schemes.

3      Assumptions

        The actuarial assumptions used in determining benefit obligations and the net periodic benefit costs for the years ended 31 December were as follows:

	2012	2011	2010

	%	%	%
Discount rate*	4.4	4.7	5.45
Rate of increase in salaries	2.7	2.9	5.55
Rate of inflation**
Retail prices index (RPI)	2.7	2.9	3.55
Consumer prices index (CPI)	2.0	1.9	n/a
Rate of increase of pensions in payment for inflation:
Guaranteed (maximum 5%)	2.5	2.5	3.55
Guaranteed (maximum 2.5%)†	2.5	2.5	2.5
Discretionary†	2.5	2.5	2.5
Expected returns on plan assets	3.1	5.1	5.9

*
The discount rate has been determined by reference to an 'AA' corporate bond index, adjusted where applicable, to allow for the difference in duration between the index and the pension liabilities.

**
The rate of inflation reflects the long-term assumption for the UK RPI or CPI depending on the tranche of the schemes.

†
The rates of 2.5 per cent are those for PSPS. Assumed rates of increase of pensions in payments for inflation for all other schemes are 2.7 per cent in 2012 (2011: 2.9 per cent; 2010: 3.55 per cent).

        The calculations are based on current actuarially calculated mortality estimates with a specific allowance made for future improvements in mortality. The specific allowance for 2012 and 2011 is in line with a custom calibration of the 2009 mortality model from the Continuous Mortality Investigation Bureau of the Institute and Faculty of Actuaries (CMI). The tables used for PSPS immediate annuities in payment at 31 December 2012 and 2011 were:

        Male: 108.6 per cent PNMA00 with improvements in line with a custom calibration of the CMI's 2009 mortality model, with a long-term mortality improvement rate of 1.75 per cent per annum; and

        Female: 103.4 per cent PNFA00 with improvements in line with a custom calibration of the CMI's 2009 mortality model, with a long-term mortality improvement rate of 1.00 per cent per annum.

        The assumed life expectancies on retirement at age 60, based on the mortality table used was:

	2012 years		2011 years		2010 years
	Male	Female	Male	Female	Male	Female

Retiring today	28.0	29.1	27.8	29.0	27.7	29.0
Retiring in 20 years' time	30.6	31.2	30.5	31.1	30.3	31.1

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

I:    Other notes (Continued)

        The mean term of the current PSPS liabilities is around 17 years.

        Using external actuarial advice provided by the scheme actuaries being Towers Watson for the valuation of PSPS, Xafinity Consulting for SAPS and Aon Hewitt Limited for the M&G scheme, the most recent full valuations have been updated to 31 December 2012, applying the principles prescribed by IAS 19.

4      Group economic and IAS 19 financial position

        This section illustrates the financial position of the Group's defined benefit pension schemes on an economic basis and the IAS 19 basis. The underlying position on an economic basis reflects the assets (including investments in Prudential policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes. At 31 December 2012, the investments in Prudential insurance policies comprise £123 million (2011: £112 million) for PSPS and £169 million (2011: £165 million) for the M&G scheme.

        Separately, the economic financial position also includes the effect of the application of IFRIC 14, 'IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction'. For PSPS, where there are constraints in the trust deed to prevent the company access, the surplus is not recognised and a liability to additional funding is established, where relevant (as previously described).

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

I:    Other notes (Continued)

(i)    Estimated pension scheme deficit—economic basis

        Movements on the pension scheme deficit (determined on the economic basis) are as follows, with the effect of the application of IFRIC 14 being shown separately:

	2012
		(Charge) credit to income statement
	Surplus (deficit) in scheme at 1 January 2012	Operating results (based on longer-term investment returns)	Actuarial and other gains and losses	Contributions paid	Surplus (deficit) in scheme at 31 Dec 2012

	£m	£m	£m	£m	£m
All schemes
Underlying position (without the effect of IFRIC 14)
Surplus	1,543	(166)	(311)	72	1,138
Less: amount attributable to PAC with-profits fund	(1,083)	105	222	(31)	(787)

Shareholders' share:
Gross of tax surplus	460	(61)	(89)	41	351
Related tax	(117)	25	20	(9)	(81)

Net of shareholders' tax	343	(36)	(69)	32	270

Effect of IFRIC 14
Derecognition of surplus and set up of additional funding obligation (1 Jan 2012 only)	(1,607)	136	461	—	(1,010)
Less: amount attributable to PAC with-profits fund	1,124	(93)	(322)	—	709

Shareholders' share:
Gross of tax deficit	(483)	43	139	—	(301)
Related tax	123	(22)	(32)	—	69

Net of shareholders' tax	(360)	21	107	—	(232)

With the effect of IFRIC 14
(Deficit) surplus	(64)	(30)	150	72	128
Less: amount attributable to PAC with-profits fund	41	12	(100)	(31)	(78)

Shareholders' share:
Gross of tax (deficit) surplus	(23)	(18)	50	41	50
Related tax	6	3	(12)	(9)	(12)

Net of shareholders' tax	(17)	(15)	38	32	38

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

I:    Other notes (Continued)

  Underlying investments and liabilities of the schemes

        On the 'economic basis', after including the underlying assets represented by the investments in Prudential insurance policies as scheme assets, the plan's net assets at 31 December comprise the following investments and liabilities:

	2012				2011
	PSPS	Other schemes	Total	%	PSPS	Other schemes	Total	%

	£m	£m	£m		£m	£m	£m
Equities	43	321	364	5	210	273	483	7
Bonds	5,440	418	5,858	81	5,547	407	5,954	83
Properties	290	40	330	5	297	20	317	4
Other assetsnote (i)	627	18	645	9	378	31	409	6

Total value of assets	6,400	797	7,197	100	6,432	731	7,163	100

Note

(i)
The PSPS scheme has entered into a derivatives based strategy to match the duration and inflation profile of its liabilities. This involved a reallocation from other investments to other assets with an interest and inflation swap overlay. In broad terms, the scheme is committed to making a series of payments related to LIBOR on a nominal amount and in return the scheme receives a series of fixed and inflation-linked payments which match a proportion of its liabilities. As at 31 December 2012, the nominal value of the interest and inflation-linked swaps amounted to £0.9 billion (2011: £0.9 billion) and £2.0 billion (2011: £2.0 billion) respectively.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

I:    Other notes (Continued)

(ii)   IAS 19 basis financial position as consolidated

        The movements in the pension schemes' surplus and deficit between scheme assets and liabilities as consolidated in the financial statements were:

	2012
	PSPS	Other schemes		Total		Total
	Asset/liability	Plan assets	Present value of benefit obligations	Economic basis net surplus (deficit)	Adjust for investments in Prudential insurance policies	IAS 19 basis net deficit

	£m	£m	£m	£m	£m	£m
Net deficit, beginning of year	(19)	731	(776)	(64)	(165)	(229)
Current service cost			(11)	(11)		(11)
Other finance income		35	(37)	(2)	(8)	(10)
Cash costs and unwind of discount on opening provision for deficit funding for PSPS	(17)			(17)		(17)
Benefit payments		(17)	17			—
Contributions	36	36		72		72
Actuarial and other gains and losses	164	12	(26)	150	(5)	145
Transfer out of investment in Prudential insurance policies					9	9

Net surplus (deficit), end of year	164	797	(833)	128	(169)	(41)

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

I:    Other notes (Continued)

	2011
	PSPS	Other schemes		Total		Total
	Provision of deficit funding	Plan assets	Present value of benefit obligations	Economic basis net deficit	Adjust for investments in Prudential insurance policies	IAS 19 basis net deficit

	£m	£m	£m	£m	£m	£m
Net deficit, beginning of year	(47)	653	(826)	(220)	(227)	(447)
Current service cost			(13)	(13)		(13)
Negative past service cost (RPI to CPI inflation measure change)			66	66		66
Other finance income		41	(45)	(4)	(15)	(19)
Cash costs and unwind of discount on opening provision for deficit funding for PSPS	(22)			(22)		(22)
Benefit payments		(15)	15		5	5
Contributions	54	40	(1)	93	(21)	72
Actuarial and other gains and losses	(4)	12	28	36	1	37
Transfer out of investment in Prudential insurance policies					92	92

Net deficit, end of year	(19)	731	(776)	(64)	(165)	(229)

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

I:    Other notes (Continued)

	2010
	PSPS	Other schemes		Total		Total
	Provision of deficit funding	Plan assets	Present value of benefit obligations	Economic basis net deficit	Adjust for investments in Prudential insurance policies	IAS 19 basis net deficit

	£m	£m	£m	£m	£m	£m
Net deficit, beginning of year	(75)	563	(738)	(250)	(187)	(437)
Current service cost			(13)	(13)		(13)
Other finance income		38	(43)	(5)	(13)	(18)
Cash costs and unwind of discount on opening provision for deficit funding for PSPS	(27)			(27)		(27)
Benefit payments		(15)	15	—	5	5
Contributions	55	36	(1)	90	(21)	69
Actuarial and other gains and losses		31	(46)	(15)	(11)	(26)

Net deficit, end of year	(47)	653	(826)	(220)	(227)	(447)

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

I:    Other notes (Continued)

        The IAS 19 basis pensions deficit can be summarised as follows:

	2012		2011		2010		2009		2008
	£m	%	£m	%	£m	%	£m	%	£m	%

Plan assets
(IAS 19 basis before effect of IFRIC 14):
Equities	202	5	336	5	610	11	917	18	875	17
Bonds	5,728	84	5,826	85	4,095	72	3,587	69	2,619	52
Properties	330	5	317	4	206	4	278	5	290	6
Other assets	645	6	407	6	748	13	442	8	1,273	25

Fair value of plan assets, end of year*	6,905	100	6,886	100	5,659	100	5,224	100	5,057	100
Present value of benefit obligation	(6,059)		(5,620)		(5,438)		(4,951)		(4,493)

Funded status (wholly or partly funded)	846		1,266		221		273		564
Present value of unfunded obligations (M&G scheme)***	—		—		(254)		(223)		(180)

	846		1,266		(33)		50		384

Effect of the application of IFRIC 14 for pension schemes
Derecognition of PSPS' surplus	(1,010)		(1,588)		(485)		(513)		(728)
Set up obligation for deficit funding for PSPS	—		(19)		(47)		(75)		(65)
Adjustment in respect of investment of PSPS in Prudential policies	123		112		118		101		103

Deficit recognised in the statement of financial position	(41)		(229)		(447)		(437)		(306)

Experience adjustments:
Experience adjustments on scheme liabilities**	4		314		(4)		76		145
Percentage of scheme liabilities at 31 December	(0.07%)		(5.59%)		(0.07%)		1.47%		3.10%
Experience adjustments on scheme assets (IAS 19 basis)	(39)		998		287		100		(277)
Percentage of scheme assets at 31 December	(0.57%)		14.49%		5.07%		1.91%		(5.48%)

*
The IAS 19 basis plan assets at 31 December 2012 of £6,905 million is different from the economic basis plan assets of £7,197 million as show in section 4(i) above due to the exclusion of investment in Prudential insurance policies of £292 million comprising £123 million for PSPS and £169 million for the M&G scheme.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

I:    Other notes (Continued)

**
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

***
The M&G pension scheme invests in Prudential insurance policies. On Prudential Group consolidation these assets are eliminated against liabilities in the statement of financial position of UK insurance operations. Up until 2011 all of the M&G scheme assets were invested in this way thus giving rise to an unfunded status on a Prudential Group consolidated basis. At 31 December 2012 and 2011, only £169 million (2011: £165 million) out of the M&G scheme assets of £297 million (2011: £257 million) was invested in Prudential insurance policies, thereby switching its status to a partly funded scheme.

        The long-term expected rate of return has been taken to be the weighted average (by market value) of the long-term expected rates of return on each major asset class shown above.

	2012	2011

	%	%
Long-term expected rate of return
Equity	6.8	8.2
Bonds	3.0	4.6
Properties	5.6	6.9
Other assets	2.0	4.8

Weighted average long-term expected rate of return	3.1	5.1

        The expected rates of return have been determined by reference to long-term expectations, the carrying value of the assets and equity and other market conditions at the statement of financial position date.

        The actual return on scheme assets was a gain of £189 million (gain of 2011: £1,290 million) on an IAS 19 basis.

        None of the scheme assets included shares in Prudential plc or property occupied by the Prudential Group.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

I:    Other notes (Continued)

(iii)   Credit (charge) to the income statement

        The components of the credit (charge) for the net periodic pension cost (comprising amounts attributable to the PAC with-profits fund and shareholder-backed operations) are as follows:

	2012	2011	2010

	£m	£m	£m
Pension cost
Current service cost	(32)	(35)	(38)
Past service cost:note (a)
RPI to CPI inflation measure change in 2011	—	282	—
Exceptional discretionary pension increase for PSPS in 2012	(106)	—	—
Finance (expense) income:
Interest cost	(263)	(299)	(294)

Expected return on assets—IAS 19 basis	227	283	304
Add: expected return on investments of scheme assets in Prudential insurance policies	8	25	21

Expected return on assets—economic basis	235	308	325

Total (charge) credit without the effect of IFRC 14	(166)	256	(7)
Effect of the application of IFRIC 14	136	(229)	(38)

Pension cost—economic basisnote (i) above and note (b)	(30)	27	(45)
Adjustment for investments in Prudential insurance policiesnote (d)	(8)	(15)	(13)

Pension cost—IAS 19 basis (as recognised in the income statement and referred to in note I3a)	(38)	12	(58)

Actuarial and other gains and losses

Actual less expected return on assets	(34)	982	306
Losses on changes of assumptions for plan liabilities	(273)	(414)	(411)
Experience (losses) gains on liabilities	(4)	314	(4)

Total (charge) credit without the effect of IFRC 14	(311)	882	(109)
Effect of the application of IFRIC 14	461	(846)	94

Actuarial gains and losses—economic basisnote (i) above and note (c)	150	36	(15)
Adjustment for investments in Prudential insurance policiesnote (d)	(5)	1	(11)

Actuarial gains and losses—IAS 19 basis (as recognised in the income statement and referred to in note I3a)	145	37	(26)

Net periodic pension cost (included within acquisition and other operating expenditure in the income statement)	107	49	(84)

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

I:    Other notes (Continued)

          Notes

  (a)
  Past service cost

  –
  RPI/CPI inflation measure change in 2011

  During 2011 the Group altered its inflation measure basis for future statutory increases to pension payments for certain tranches of its UK defined benefit pension schemes. This reflected the UK Government's decision to replace the basis of indexation from RPI with CPI.

  The £282 million credit in 2011 shown above comprised £216 million for PSPS and £66 million for other schemes. As noted earlier, the PSPS scheme surplus was not recognised for accounting purposes due to the application of IFRIC 14. The £66 million for other schemes was allocated as £24 million to PAC with-profits fund and £42 million to shareholders as referred to in note C.

  –
  Exceptional discretionary pension increase for PSPS in 2012

  During the first half of 2012, an exceptional discretionary increase to pensions in payment of PSPS was awarded which resulted in a past service cost of £106 million.

  As the PSPS scheme surplus is substantially not recognised for accounting purposes, these two items had negligible impact on the Group's results.

  (b)
  Consistent with the derecognition of a substantial portion of the Company's interest in the underlying IAS 19 surplus of PSPS, the charge to operating profit based on longer-term investment returns for PSPS reflects the cash cost of contributions for ongoing service of active members (2012: £17 million; 2011: £20 million; 2010: £23 million). In addition, the charge to the operating results also includes a charge for the unwind of discount on the opening provision for deficit funding for PSPS (2012: £nil; 2011: £2 million; 2010: £4 million).

  (c)
  The net credit (charge) for actuarial and other gains and losses is recorded within the income statement. Within the Group's supplementary analysis of profit, the shareholders' share of actuarial and other gains and losses (ie net of allocation of the share to the PAC with-profits funds) of £50 million as shown in note ii above (2011: £21 million; 2010: £(10) million) is excluded from operating profit based on longer-term investment returns as shown in note B1.

  The 2012 actuarial and other gains reflects the positive impact of inflation rate movements in the period, offset by lower discount rates as interest rate falls, and partial recognition of actuarial surplus in PSPS described above.

  (d)
  The adjustments for investments in Prudential insurance policies are consolidation adjustments with no net impact to the operating results.

        Total employer contributions expected to be paid into the Group defined benefit schemes for the year ending 31 December 2012 amounts to £56 million (2011: £94 million).

5      Sensitivity of the pension scheme liabilities to key variables

        The total underlying Group pension scheme liabilities of £6,059 million (2011: £5,620 million) comprise £5,226 million (2011: £4,844 million) for PSPS and £833 million (2011: £776 million) for the

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

I:    Other notes (Continued)

other schemes. The table below shows the sensitivity of the underlying PSPS and the other scheme liabilities at 31 December 2012 and 2011 to changes in discount rates, inflation rates and mortality rates.

	Assumption applied
			Sensitivity change in assumption	Impact of sensitivity on scheme liabilities on IAS 19 basis
	2012	2011

					2012	2011
Discount rate	4.4%	4.7%	Decrease by 0.2%	Increase in scheme liabilities by:
				PSPS	3.3%	3.3%
				Other schemes	4.9%	4.8%
Discount rate	4.4%	4.7%	Increase by 0.2%	Decrease in scheme liabilities by:
				PSPS	3.1%	3.1%
				Other schemes	4.6%	4.5%
Rate of inflation	RPI: 2.7%	RPI: 2.9%	RPI: Decrease by 0.2%	Decrease in scheme liabilities by:
	CPI: 2.0%	CPI: 1.9%	CPI: Decrease by 0.2%	PSPS	0.6%	0.6%
			with consequent reduction in salary increases	Other schemes	4.3%	4.1%
Mortality rate			Increase life expectancy by 1 year	Increase in scheme liabilities by: PSPS	2.6%	2.7%
				Other schemes	2.4%	2.4%

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

6      Transfer value of PSPS scheme

        At 31 December 2012, it is estimated that the assets of the scheme are broadly sufficient to cover the liabilities of PSPS on a 'buyout' basis including an allowance for expenses. The 'buyout' basis refers to a basis that might apply in the circumstance of a transfer to another appropriate financial institution. In making this assessment, it has been assumed that a more conservative investment strategy applies together with a more prudent allowance for future mortality improvements and no allowance for discretionary pension increases.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

I:    Other notes (Continued)

ii    Other pension plans

        The Group operates various defined contribution pension schemes including schemes in Jackson an Asia. The cost of the Group's contributions for continuing operations to these schemes in 2012 was £47 million (2011: £40 million).

I4: Share-based payments

(a)    Description of the plans

        The Group maintains a number of main share award and share option plans relating to Prudential plc shares, which are described below.

(i)    Group Performance Share Plan, previously Restricted Share Plan

        The Group Performance Share Plan (GPSP) is the incentive plan in which all executive directors and other senior executives within the Group can participate. This scheme was established as a replacement for the Restricted Share Plan (RSP) under which no further awards could be made after March 2006. Awards are granted either in the form of a nil cost option, conditional right over shares, or such other form that shall confer to the participant an equivalent economic benefit, with a vesting period of three years. The performance measure for the awards is that Prudential's Total Shareholder Return (TSR) outperforms an index comprising of peer companies. Vesting of the awards between each performance point is on a straight-line sliding-scale basis. Participants are entitled to the value of reinvested dividends that would have accrued on the shares that vest. Beginning in 2010, newly issued shares have been used in settling the awards that vest and are released.

        The RSP was, until March 2006, the Group's long-term incentive plan for executive directors and other senior executives designed to provide rewards linked to shareholder return. Each year participants were granted a conditional option to receive a number of shares. There was a deferment period of three years, at the end of which the award vested to an extent that depended on the performance of the Group's shares including notional reinvested dividends and on the Group's underlying financial performance. After vesting, the option may be exercised at zero cost at any time, subject to closed period rules, in the balance of a 10-year period. Shares are purchased in the open market by a trust for the benefit of qualifying employees.

(ii)    Business Unit Performance Plan

        The Business Unit Performance Plan (BUPP) is an incentive plan created to provide a common framework under which awards would be made to senior employees in the UK, Jackson and Asia, including the chief executive officers. Awards under this plan were based on growth in shareholder capital value on the European Embedded Value basis with performance measured over three years. All awards made are settled in shares after vesting. Participants are entitled to receive the value of reinvested dividends over the performance period for those shares that vest. The growth parameters for the awards are relevant to each region, and vesting of the awards between each performance point is on a straight-line sliding-scale basis. Beginning in 2010, newly issued shares will be used in settling the awards that vest and are released. The BUPP awards for the UK business unit are based on the same

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

I:    Other notes (Continued)

relative TSR measure applied to GPSP awards. As a result, awards made under the UK BUPP reflect those TSR conditions applied to GPSP awards.

(iii)    Savings-related options

        The Group maintains four share option schemes satisfied by the issue of new shares: UK-based executive directors and eligible employees are eligible to participate in the Prudential HM Revenue & Customs (HMRC) approved UK savings-related share option scheme. Asia-based executive directors and eligible employees can participate in the equivalent International savings-related share option scheme. Dublin-based employees are eligible to participate in the Prudential International Assurance sharesave plan and Hong Kong-based agents can participate in the non-employee savings-related share option scheme.

        The options are normally exercisable during the six month period following either the third or fifth anniversary of the start of the relevant savings contract. No options may be granted under the schemes if the grant would cause the number of shares which have been issued, or which remain issuable pursuant to options granted in the preceding 10 years under the scheme and other share option schemes operated by the Company, or which have been issued under any other share incentive scheme of the Company, to exceed 10 per cent of the Company's ordinary share capital at the proposed date of grant.

(iv)    Share Incentive Plan

        UK-based executive directors and employees are also eligible to participate in the Company's HMRC-approved Share Incentive Plan (SIP), which allows all UK-based employees to purchase shares of Prudential plc (partnership shares) on a monthly basis out of gross salary. For every four partnership shares bought, an additional matching share is awarded, purchased on the open market. Dividend shares accumulate while the employee participates in the plan. Partnership shares may be withdrawn from the scheme at any time. If the employee withdraws from the plan within five years, the matching shares are forfeit, and if within three years, dividend shares are forfeit.

(v)    Performance-related share awards

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

(vi)    Long-term Incentive Plan

        The Prudential Corporation Asia Long-Term Incentive Plan (PCA LTIP) is an incentive plan created in 2008 for senior employees and chief executive officers. Awards under this plan will vest after three years subject to the employee being in employment at the time of vesting without any performance conditions. Awards are discretionary and on a year-by-year basis determined by Prudential's full year

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

I:    Other notes (Continued)

financial results and the employee's contribution to the business. All awards will be in Prudential shares except for countries where share awards are not feasible due to securities and/or tax reasons, where awards will be replaced by the cash value of the shares that would otherwise have been transferred.

(vii)    Annual Incentive Plan

        Certain senior executives have Annual Incentive Plans (AIP) with awards paid in cash up to the target level of their plan. The portion of any award for above-target performance is made in the form of awards of shares deferred for three years, with the release of shares subject to close periods. The shares are held in the employee share trust and shares equivalent to dividends otherwise payable will accumulate for the benefit of award holders during the deferral period up to the release date.

(viii)    Other Share awards

        In addition, there are other share awards, including the Prudential Corporation Asia Deferred Bonus Plan (PCA DBP), Prudential Capital Deferred Bonus Plan (PruCap DBP) and other arrangements. There are no performance conditions attaching to these deferred bonus plans, and awards vest in full subject to the individual being employed by Prudential at the end of the vesting period. The other arrangements relate to various awards that have been made without performance conditions to individual employees, typically in order to secure their appointment or ensure retention.

(b)    Outstanding options and awards

        The following table shows movement in options outstanding under the Group's share-based compensation plans at 31 December 2012 and 2011:

	2012		2011		2010
Options outstanding under SAYE schemes	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

	millions	£	millions	£	millions	£
Beginning of year:	13.3	3.55	12.8	3.4	12.2	3.2
Granted	2.4	6.29	2.1	4.66	2.2	4.61
Exercised	(5.7)	2.99	(0.6)	3.98	(0.6)	3.15
Forfeited	(0.2)	4.29	(0.2)	3.17	(0.2)	3.44
Cancelled	(0.2)	4.32	(0.4)	3.56	(0.5)	3.37
Lapsed	(0.2)	4.39	(0.4)	3.94	(0.3)	3.89

End of year	9.4	4.54	13.3	3.55	12.8	3.4

Options immediately exercisable, end of year	0.2	3.88	0.4	4.54	0.2	5.52

        The weighted average share price of Prudential plc for the year ended 31 December 2012 was £7.69 compared to £6.86 for the year ended 31 December 2011 and £5.68 for the year ended 31 December 2010.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

I:    Other notes (Continued)

        Movements in share awards outstanding under the Group's share-based compensation plans relating to Prudential plc shares at 31 December 2012, 2011 and 2010 were as follows:

	2012	2011	2010
Awards outstanding under incentive plans including conditional options	Number of awards	Number of awards	Number of awards

	millions	millions	millions
Beginning of year:	26.7	23.9	19.2
Granted	8.8	10.3	11.2
Exercised	(9.4)	(4.2)	(4.7)
Forfeited	(1.4)	(0.1)	(1.2)
Expired	(1.0)	(3.2)	(0.6)

End of year	23.7	26.7	23.9

        The following table provides a summary of the range of exercise prices for Prudential plc options outstanding at 31 December 2012.

	Outstanding			Exercisable
Range of exercise prices	Number Outstanding	Weighted average remaining contractual life	Weighted average exercise prices	Number exercisable	Weighted average exercise prices

	millions	years	£	years	£
Between £2 and £3	2.8	2.0	2.88	0.1	2.88
Between £4 and £5	4.1	2.3	4.61	0.1	4.24
Between £5 and £6	0.1	0.6	5.60	—	5.67
Between £6 and £7	2.4	3.6	6.29	—	—

	9.4	2.6	4.54	0.2	3.88

        The following table provides a summary of the range of exercise prices for Prudential plc options outstanding at 31 December 2011.

	Outstanding			Exercisable
Range of exercise prices	Number Outstanding	Weighted average remaining contractual life	Weighted average exercise prices	Number exercisable	Weighted average exercise prices

	millions	years	£	years	£
Between £2 and £3	8.2	1.6	2.88	—	—
Between £3 and £4	—	0.8	3.73	—	3.43
Between £4 and £5	5.0	3.1	4.58	0.3	4.40
Between £5 and £6	0.1	0.9	5.58	0.1	5.53

	13.3	2.2	3.55	0.4	4.54

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

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

c    Fair value of options and awards

        The weighted average fair values of Prudential plc options and awards granted during the period are as follows:

2012			2011			2010
Weighted average fair value			Weighted average fair value			Weighted average fair value
GPSP	SAYE Options	Awards	GPSP	SAYE Options	Awards	GPSP	SAYE Options	Awards

£	£	£	£	£	£	£	£	£
3.91	2.28	6.72	3.88	2.63	6.28	2.74	2.91	5.14

        The fair value amounts estimated on the date of grant relating to all options including conditional nil cost options above were determined using the Black-Scholes and the Monte Carlo option-pricing models using the following assumptions:

	2012		2011		2010
	GPSP	SAYE Options	GPSP	SAYE Options	GPSP	SAYE Options

Dividend yield (%)	—	3.63	—	3.33	—	3.43
Expected volatility (%)	33.03	34.33	28.90	62.67	42.69	64.65
Risk-free interest rate (%)	0.31	0.39	1.32	0.89	1.7	1.07
Expected option life (years)	—	3.24	—	3.48	—	3.49
Weighted average exercise price (£)	—	6.29	—	4.66	—	4.61
Weighted average share price (£)	6.78	8.26	7.32	6.06	5.7	6.38

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

I:    Other notes (Continued)

        Compensation costs for all share-based compensation plans are determined using the Black-Scholes model, Monte Carlo model or other market consistent valuation methods. The compensation costs for all awards and options are recognised in net income over the plans' respective vesting periods. The Group uses the Black-Scholes model to value all options and awards other than the GPSP and UK BUPP, for which the Group uses a Monte Carlo model in order to allow for the impact of the TSR performance conditions. These models are used to calculate fair values for share options and awards at the grant date based on the quoted market price of the stock at the measurement date, the amount, if any, that the employees are required to pay, the dividend yield, expected volatility, risk-free interest rates and exercise prices.

        For the SAYE options, the expected volatility is based on the market implied volatilities for Prudential shares as quoted on Bloomberg. This change (from an estimate based on historic volatility) brings the methodology into line with the approach used to determine the volatility for the GPSP and UK BUPP awards. The Prudential specific at-the-money implied volatilities are adjusted to allow for the different term and discounted exercise price on SAYE options by using information on the volatility surface of the FTSE 100.

        Risk-free interest rates are UK gilt rates with projections for three-year and five-year terms to match corresponding vesting periods. Dividend yield is determined as the average yield over a period of 12 months up to and including the date of grant. For the GPSP, volatility and correlation between Prudential and an index constructed from a simple average of the TSR growth of 10 companies is required. For grants in 2012, an average index volatility and correlation of 32 per cent and 76 per cent respectively, were used. For the GPSP, market implied volatilities are used for both Prudential and the components of the index. Changes to the subjective input assumptions could materially affect the fair value estimate.

(d)    Share-based payment expense charged to the income statement

        Total expense recognised in the year in the consolidated financial statements related to share-based compensation is as follows:

	2012	2011	2010

	£m	£m	£m
Share-based compensation expense	58	48	47
Amount accounted for as equity-settled	42	44	37
Carrying value at 31 December of liabilities arising from share-based payment transactions	24	15	17
Intrinsic value of above liabilities for which rights had vested at 31 December	16	6	6

I5:    Key management remuneration

        Key management constitutes the directors of Prudential plc as they have authority and responsibility for planning, directing and controlling the activities of the Group.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

I:    Other notes (Continued)

        Total key management remuneration can be broken down in the following table:

	2012	2011	2010

	£	£	£
Salaries and short-term benefits	13,793,000	12,192,000	9,594,000
Post-employment benefits	1,206,000	1,189,000	926,000
Share-based payments	11,787,000	9,734,000	11,157,000

	26,786,000	23,115,000	21,677,000

        Post-employment benefits comprise the change in the transfer value of the accrued benefit relating to directors' defined benefit pension schemes in the year and the total contributions made to directors' other pension arrangements.

        The share-based payments charge is the sum of £7,992,000 (2011: £6,571,000; 2010: £7,320,000), which is determined in accordance with IFRS 2, 'Share-Based Payments' (see note I4) and £3,795,000 (2011: £3,163,000; 2010: £3,837,000) of deferred share awards.

        Total key management remuneration includes total directors' emoluments of £18,505,000 (2011: £16,212,000; 2010: £14,225,000) as shown in Item 6 'Directors, Senior Management and Employees and additional amounts in respect of pensions and share-based payments. Further information on directors' remuneration is given in Item 6 'Directors, Senior Management and Employees.

I6:    Fees payable to auditor

	2012	2011	2010

	£m	£m	£m
Fees payable to the Company's auditor for the audit of the Company's annual accounts	2.0	2.1	1.9
Fees payable to the Company's auditor and its associates for other services:
Audit of subsidiaries pursuant to legislation	6.5	6.1	6.1
Audit-related assurance services	3.2	2.6	2.5
Tax compliance services	0.5	0.6	0.4
Other assurance services	0.5	0.5	0.6
Other assurance services excluding the AIA transaction	0.5	0.5	0.6
Services relating to corporate finance transactions	0.4	0.5	0.1
All other services	1.2	0.3	0.4

Total	14.3	12.7	17.5

        In addition, there were fees incurred of £0.1 million (2011: £0.1 million; 2010: £0.1 million) for the audit of pension schemes.

        The above audit fees for 2012 and 2011, reflect the new disclosure requirements of SI2011/2198—The Companies (Disclosure of Auditor Remuneration and Liability Limitation Agreements) (Amendment) Regulations 2011.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

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

        In addition, the Company has transactions and outstanding balances with certain unit trusts, Open-Ended Investment Companies (OEICs), collateralised debt obligations and similar entities which are not consolidated and where a Group company acts as manager. These entities are regarded as related parties for the purposes of IAS 24. The balances are included in the Group's statement of financial position sheet at fair value or amortised cost in accordance with their IAS 39 classifications. The transactions are included in the income statement and include amounts paid on issue of shares or units, amounts received on cancellation of shares or units and paid in respect of the periodic charge and administration fee. Further details of the aggregate assets, liabilities, revenues, profits or losses and reporting dates of entities considered to be associates under IFRS are disclosed in note H8.

        Executive officers and directors of the Company may from time to time purchase insurance, asset management or annuity products marketed by Group companies in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons.

        In 2012 and 2011, other transactions with directors were not deemed to be significant both by virtue of their size and in the context of the directors' financial positions. As indicated above, all of these transactions are on terms broadly equivalent to those that prevail in arm's length transactions.

        Apart from these transactions with directors, no director had interests in shares, transactions or arrangements that require disclosure, other than those given in Item 6 'Directors, Senior management and Employees'. Key management remuneration is disclosed in note I5.

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

I:    Other notes (Continued)

I8:    Subsidiary undertakings

(i)    Principal subsidiaries

        The principal subsidiary undertakings of the Company at 31 December 2012, all wholly owned were:

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

(ii)    Dividend restrictions and minimum capital requirements

        Certain Group subsidiaries are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to the parent company. UK insurance companies are required to maintain solvency margins which must be supported by capital reserves and other resources, including unrealised gains on investments. Jackson can pay dividends on its capital stock only out of earned surplus unless prior regulatory approval is obtained. Furthermore, without the prior regulatory approval, dividends cannot be distributed if all dividends made within the preceding 12 months exceed the greater of Jackson's statutory net gain from operations or 10 per cent of Jackson's statutory surplus for the prior year. In 2013, the maximum amount of dividends that could be paid by the US insurance sub-group, subject to the availability of earned surplus, without prior regulatory approval is US$352 million (£216 million) (in 2012: US$411 million (£264 million)). The Group's subsidiaries in Asia may remit dividends to the Group, in general, provided the statutory insurance fund meets the capital adequacy standard required under local statutory regulations and has sufficient distributable reserves.

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

Prudential plc and Subsidiaries

Notes to the Consolidated Financial Statements

31 December 2012

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

	2012	2011	2010

	£m	£m	£m
Future minimum lease payments for non-cancellable operating leases fall due during the following periods:
Not later than 1 year	74	66	70
Later than 1 year and not later than 5 years	199	173	236
Later than 5 years	116	72	120

        The total minimum future sublease rentals to be received on non-cancellable operating leases for land and buildings for the year ended 31 December 2012 were £18 million (2011: £18 million; 2010: £nil).

        Minimum lease rental payments for the year ended 31 December 2012 of £73 million (2011: £74 million; 2010: £92 million) are included in the consolidated income statement.

(ii)    Capital commitments

        The Group has provided, from time to time, certain guarantees and commitments to third-parties including funding the purchase or development of land and buildings and other related matters. The contractual obligations to purchase or develop investment properties at 31 December 2012 were £5 million (2011: £9 million; 2010: £28 million).

I10:    Cash flows

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

I11:    Post balance sheet events

        In January 2013, the Company issued US$700 million 5.25 per cent Tier 1 perpetual subordinated capital securities. The proceeds, net of costs, were US$689 million. The Company also repaid on maturity, the £250 million Medium Term Notes 2013, included within operational borrowings in note H13 in January 2013.

INDEX TO THE CONDENSED FINANCIAL INFORMATION OF REGISTRANT PRUDENTIAL PLC

Schedule II

Condensed Financial Information of Registrant Prudential plc

Profits and Loss Accounts (UK GAAP Basis)

Years ended 31 December	2012	2011	2010

	£m	£m	£m
Investment income, including dividends from subsidiary undertakings	641	4,457	1,746
Investment expenses and charges	(383)	(508)	(696)
Other charges:
Corporate expenditure	(247)	(216)	(161)
Costs of terminated AIA transaction	—	—	(262)
Provision against loans	—	—	(10)
Foreign currency exchange losses	—	(1)	(90)

Profit on ordinary activities before tax	11	3,732	527
Tax (charge) credit on profit on ordinary activities	(227)	(12)	354

(Loss) profit for the financial year	(216)	3,720	881

The accompanying notes are an integral part of this condensed financial information

 Schedule II

Condensed Financial Information of Registrant Prudential plc

Balance Sheets (UK GAAP Basis)

	2012	2011

	£m	£m
Fixed assets
Investments:
Shares in subsidiary undertakings	11,929	10,902
Loans to subsidiary undertakings	1,164	1,200

	13,093	12,102

Current assets
Debtors:
Amounts owed by subsidiary undertakings	3,208	6,122
Deferred tax	47	364
Other debtors	3	11
Derivative assets	3	3
Cash at bank and in hand	193	152

	3,454	6,652

Less liabilities: amounts falling due within one year
Commercial paper	(1,535)	(2,706)
Other borrowings	(450)	(200)
Derivative liabilities	(190)	(207)
Amounts owed to subsidiary undertakings	(1,705)	(1,049)
Tax payable	(103)	(198)
Sundry creditors	(19)	(19)
Accruals and deferred income	(46)	(46)

	(4,048)	(4,425)

Net current (liabilities) assets	(594)	2,227

Total assets less current liabilities	12,499	14,329

Less liabilities: amounts falling due after more than one year
Subordinated liabilities	(2,577)	(2,652)
Debenture loans	(549)	(549)
Other borrowings	(299)	(250)
Amounts owed to subsidiary undertakings	(2,576)	(3,560)

	(6,001)	(7,011)

Total net assets (excluding pension)	6,498	7,318
Pension asset (net of related deferred tax)	38	39

Total net assets (including pension)	6,536	7,357

Capital and reserves
Share capital	128	127
Share premium	1,889	1,873
Profit and loss account	4,519	5,357

Shareholders' funds	6,536	7,357

The accompanying notes are an integral part of this condensed financial information

 Schedule II

Condensed Financial Information of Registrant Prudential plc

Statements of Total Recognised Gains and Losses (UK GAAP Basis)

Years ended 31 December	2012	2011	2010

	£m	£m	£m
(Loss) profit for the financial year	(216)	3,720	881
Actuarial gains (losses) recognised in respect of the pension scheme (net of related deferred tax)	27	(12)	(10)
Reserve movements in respect of share based payments	6	7	6

Total recognised (losses) gains relating to the financial year	(183)	3,715	877

The accompanying notes are an integral part of this condensed financial information

 Schedule II

Condensed Financial Information of Registrant Prudential plc

Reconciliation of Movements in Shareholders' Capital And Reserves (UK GAAP Basis)

	Number of Ordinary Shares	Ordinary Share Capital	Share Premium	Retained Profit and Loss Reserve	Total

	m	£m	£m	£m	£m
1 January 2010	2,532	127	1,843	1,856	3,826
Total recognised gains relating to 2010	—	—	—	877	877
Dividends	—	—	—	(511)	(511)
New share capital subscribed	14	—	75	—	75
Reserve movements in respect of shares issued in lieu of cash dividends	—	—	(62)	62	—

1 January 2011	2,546	127	1,856	2,284	4,267
Total recognised gains relating to 2011	—	—	—	3,715	3,715
Dividends	—	—	—	(642)	(642)
New share capital subscribed	2	—	17	—	17

1 January 2012	2,548	127	1,873	5,357	7,357
Total recognised losses relating to 2012	—	—	—	(183)	(183)
Dividends	—	—	—	(655)	(655)
New share capital subscribed	9	1	16	—	17

31 December 2012	2,557	128	1,889	4,519	6,536

The accompanying notes are an integral part of this condensed financial information

 Schedule II

Condensed Financial Information of Registrant Prudential plc

Statements of Cash Flows (UK GAAP Basis)

Years ended 31 December	2012	2011	2010

	£m	£m	£m
Operations
Net cash inflow from operating activities before interest and tax	475	4,156	1,347
Interest paid	(421)	(427)	(443)
Taxes paid	(14)	—	(3)
Acquisitions and disposals
Sale of (investment in) shares in subsidiary undertakings	2	(1,600)	421
Equity dividends paid	(655)	(642)	(449)

Net cash (outflow) inflow before financing	(613)	1,487	873

Financing
Issue of ordinary share capital	17	17	13
Issue of borrowings, net of repayment	299	7	—
Movement in commercial paper and other borrowings to support a short-term fixed income securities program	(1,171)	395	522
Movement in net amount owed by subsidiary undertakings	1,509	(1,916)	(1,606)

Net cash inflow (outflow) from financing	654	(1,497)	(1,071)

Net cash inflow (outflow) for the year	41	(10)	(198)

Reconciliation of profit on ordinary activities before tax to net cash inflow from operating activities
Profit on ordinary activities before tax	11	3,732	527
Add back: interest charged	435	433	433
Adjustments for non-cash items:
Fair value adjustments on derivatives	(17)	75	29
Pension scheme	37	(12)	(17)
Foreign currency exchange movements	1	(61)	104
Provisions against investments and loans	—	—	10
Loss on intragroup transfer of subsidiary	—	—	244
Decrease (increase) in debtors	8	(5)	1
(Increase) decrease in creditors	—	(6)	16

Net cash inflow from operating activities	475	4,156	1,347

The accompanying notes are an integral part of this condensed financial information

Schedule II

Condensed Financial Information of Registrant Prudential plc

Notes to the Condensed Financial Statement Schedule

31 December 2012

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

        Under FRS 26 'Financial Instruments: Recognition and Measurement', hedge accounting is permissible only if certain criteria are met regarding the establishment of documentation and continued measurement of hedge effectiveness. For derivative financial instruments designated as fair value hedges, the movements in the fair value are recorded in the profit and loss account with the accompanying change in fair value of the hedged item attributable to the hedged risk.

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

31 December 2012

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

        Deferred tax assets and liabilities are recognised in accordance with the provisions of FRS 19, 'Deferred tax'. The parent Company has chosen not to apply the option available of recognising such assets and liabilities on a discounted basis to reflect the time value of money. Except as set out in FRS 19, deferred tax is recognised in respect of all timing differences that have originated but not reversed by the balance sheet date. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered.

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

Pensions

        The Company assumes a portion of the pension surplus or deficit of the Group's main pension scheme, the Prudential Staff Pension Scheme ('PSPS') and applied the requirements of FRS 17 'Retirement Benefits' (as amended in December 2006) to its interest in the PSPS surplus or deficit.

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

31 December 2012

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

        Under FRS 20 'Share-based payment', where the Company, as the parent company, has the obligation to settle the options or awards of its equity instruments to employees of its subsidiary undertakings, and such share-based payments are accounted for as equity-settled in the Group financial statements, the Company records an increase in the investment in subsidiary undertakings for the value of the share options and awards granted with a corresponding credit entry recognised directly in equity. The value of the share options and awards granted is based upon the fair value of the options and awards at the grant date, the vesting period and the vesting conditions.

2      Dividends declared in the reporting period from subsidiary undertakings

	2012	2011	2010

	£m	£m	£m
The Prudential Assurance Company Limited	246	224	800
Prudential Holdings Limited	—	3,479	115
M&G Group Limited	196	213	150
Prudential Five Limited	—	—	251
Prudential Capital Holding Company Limited	58	67	2
Prudential Group Holdings Limited	1	—	—
Prudential Four Limited	—	19	—

Total dividends	501	4,002	1,318

Schedule II

Condensed Financial Information of Registrant Prudential plc

Notes to the Condensed Financial Statement Schedule (Continued)

31 December 2012

2      Dividends declared in the reporting period from subsidiary undertakings (Continued)

        Included within the 2011 dividends of £4,002 million was £2,734 million relating to gains made by an intermediate holding company following the transfer at fair value of certain of its subsidiaries to other parts of the Group as part of an internal restructuring exercise in 2011.

3      Reconciliation from UK GAAP to IFRS

        The parent company financial statements are prepared in accordance with UK GAAP and the consolidated financial statements are prepared in accordance with IFRS as issued by the IASB and endorsed by the EU. The tables below provide a reconciliation between UK GAAP and IFRS.

	2012	2011	2010

	£m	£m	£m
Profit after tax
(Loss) profit for the financial year of the Company in accordance with UK GAAP	(216)	3,720	881
IFRS adjustment *	71	(5)	(8)

(Loss) profit for the financial year of the Company (including dividends from subsidiaries) in accordance with IFRS	(145)	3,715	873
Share in the IFRS result of the Group, net of distributions to the Company **	2,342	(2,300)	558

Profit after tax of the Group attributable to shareholders in accordance with IFRS	2,197	1,415	1,431

	2012	2011

	£m	£m
Net equity
Shareholders' equity of the Company in accordance with UK GAAP	6,536	7,357
IFRS adjustment *	—	(44)

Shareholders' equity of the Company in accordance with IFRS	6,536	7,313
Share in the IFRS net equity of the Group **	3,823	1,251

Shareholders' equity of the Group in accordance with IFRS	10,359	8,564

*
'IFRS adjustment' in the above tables represent the difference in the accounting treatment for pension schemes between UK GAAP and IFRS.

**
The 'shares in the IFRS result and net equity of the Group' lines represent the parent company's equity in the earnings and net assets of its subsidiaries and associates.

        The (loss) profit for the financial year of the parent company in accordance with UK GAAP and IFRS includes dividends declared in the year from subsidiary undertakings of £501 million, £4,002 million and £1,318 million for the years ended 31 December 2012 and 2011 and 2010, respectively (see note 2).

Schedule II

Condensed Financial Information of Registrant Prudential plc

Notes to the Condensed Financial Statement Schedule (Continued)

31 December 2012

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

5      Post balance sheet events

        In January 2013, the Company issued US$ 700 million 5.25 per cent Tier 1 perpetual subordinated capital securities. The proceeds, net of costs, were US$ 689 million. Also in January 2013, the Company repaid £250 million Medium-Term Notes 2013 on maturity.

        Subject to shareholders' approval, in May 2013 the Company will pay a final dividend for the year ended 31 December 2012. Further details are provided in note B3 "Dividends" of the Prudential's consolidated financial statements.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

PRUDENTIAL PLC
16 April 2013	By:	/s/ TIDJANE THIAM
	Name:	Tidjane Thiam
	Title:	Group Chief Executive

Item 19.    Exhibits

        Documents filed as exhibits to this Form 20-F:

Exhibit Number	Description
1.	Memorandum(7) and Articles of Association of Prudential.(8)
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
Keki Dadiseth(3)
Sir Howard Davies(9)
Michael Garrett(3)
Ann Godbehere(6)
Alexander Johnston(10)
Kaikhushru Nargolwala(10)
Philip Remnant
Lord Turnbull(4)

Exhibit Number	Description
4.7	Other benefits between Prudential and the non-executive Directors:
Keki Dadiseth(6)
Sir Howard Davies(9)
Michael Garrett(6)
Ann Godbehere(6)
Alexander Johnston(10)
Kaikhushru Nargolwala(10)
Philip Remnant
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

(10)
As previously filed with the Securities and Exchange Commission on 30 March 2012 as an exhibit to Prudential's Form 20-F.