Form 20-F
period 2013-12-31
PRUDENTIAL PLC
filed 2014-04-08
CIK 1116578

As filed with the Securities and Exchange Commission on 8 April 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2013

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

David Martin

Head of Financial Accounting

Prudential plc

12 Arthur Street,

London EC4R 9AQ, England

+44 20 7548 3640

davidc.martin@prudential.co.uk

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares, each representing 2 Ordinary Shares, 5 pence par value each	New York Stock Exchange
Ordinary Shares, 5 pence par value each	New York Stock Exchange*
6.75% Perpetual Subordinated Capital Securities Exchangeable at the Issuer’s Option into Non-Cumulative Dollar Denominated Preference Shares	New York Stock Exchange
6.50% Perpetual Subordinated Capital Securities Exchangeable at the Issuer’s Option into Non-Cumulative Dollar Denominated Preference Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of 31 December 2013 was:

2,560,381,736 Ordinary Shares, 5 pence par value each

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web sites, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

*	Not for trading, but only in connection with the registration of American Depositary Shares.

i

As used in this document, unless the context otherwise requires, the terms ‘Prudential’, the ‘Group’, ‘we’, ‘us’ and ‘our’ each refer to Prudential plc, together with its subsidiaries, while the terms ‘Prudential plc’, the ‘Company’ or the ‘parent company’ each refer to ‘Prudential plc’.

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

Item 3. Key Information

Selected Historical Financial Information Of Prudential

The following table sets forth selected consolidated financial data for Prudential for the periods indicated. Certain data is derived from Prudential’s audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’) and as endorsed by the European Union (‘EU’). EU-endorsed IFRS may differ from IFRS as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. As at 31 December 2013, there were no unendorsed standards effective for the years presented below affecting the consolidated financial information of Prudential and there were no differences between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to Prudential. Accordingly, the selected consolidated financial data presented below that is derived from Prudential’s audited consolidated financial statements is derived from audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB. This table is only a summary and should be read in conjunction with Prudential’s consolidated financial statements and the related notes included elsewhere in this document, together with Item 5, ‘Operating and Financial Review and Prospects’.

Income statement data

	Year ended 31 December
	2013 $m(1)	2013 £m	2012 £m(3)	2011 £m(3)	2010 £m(3)	2009 £m(3)
Gross premium earned	50,554	30,502	29,113	24,837	23,610	19,525
Outward reinsurance premiums	(1,091)	(658)	(491)	(417)	(349)	(323)

Earned premiums, net of reinsurance	49,463	29,844	28,622	24,420	23,261	19,202
Investment return	33,723	20,347	23,931	9,361	21,662	26,813
Other income	3,620	2,184	1,885	1,711	1,539	1,143

Total revenue, net of reinsurance	86,806	52,375	54,438	35,492	46,462	47,158

Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	(71,523)	(43,154)	(45,144)	(28,706)	(39,687)	(40,474)
Acquisition costs and other expenditure	(11,371)	(6,861)	(6,032)	(4,717)	(4,692)	(4,463)
Finance costs: interest on core structural borrowings of shareholder financed operations	(506)	(305)	(280)	(286)	(257)	(209)
Remeasurement of carrying value of Japan Life business classified as held for sale	(199)	(120)	—	—	—	—
Loss on sale of Taiwan agency business	—	—	—	—	—	(559)

Total charges, net of reinsurance	(83,599)	(50,440)	(51,456)	(33,709)	(44,636)	(45,705)

Share of profits from joint ventures and associates, net of related tax	244	147	135	76	64	29

Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)(2)	3,451	2,082	3,117	1,859	1,890	1,482
Tax (charge) credit attributable to policyholders’ returns	(741)	(447)	(370)	7	(607)	(829)

Profit before tax attributable to shareholders	2,710	1,635	2,747	1,866	1,283	653
Tax (charge) credit attributable to shareholders’ returns	(479)	(289)	(584)	(415)	43	(15)

Profit from continuing operations after tax	2,231	1,346	2,163	1,451	1,326	638
Discontinued operations (net of tax)	—	—	—	—	—	(14)

Profit for the year	2,231	1,346	2,163	1,451	1,326	624

	2013(1)		2013		2012(3)		2011(3)		2010(3)		2009(3)
Statement of financial position data	(In $m, except Share Information)		In £m, except Share Information
Total assets	540,200		325,932		307,644		270,018		256,330		224,291
Total policyholder liabilities and unallocated surplus of with-profits funds	474,040		286,014		268,263		233,538		221,895		194,089
Core structural borrowings of shareholder—financed operations	7,684		4,636		3,554		3,611		3,676		3,394
Total liabilities	524,204		316,281		297,280		261,411		248,765		218,418
Total equity	15,996		9,651		10,364		8,607		7,565		5,873

Other data
Based on profit (loss) for the year attributable to the equity holders of the Company:
Basic earnings per share (in pence)	87.5	¢	52.8	p	85.1	p	57.1	p	52.4	p	24.9	p
Diluted earnings per share (in pence)	87.3	¢	52.7	p	85.0	p	57.0	p	52.3	p	24.8	p
Dividend per share declared and paid in reporting period (in pence)(6)	50.6	¢	30.52	p	25.64	p	25.19	p	20.17	p	19.20	p
Equivalent cents per share(7)			50.58	¢	40.68	¢	40.39	¢	30.15	¢	30.62	¢
Market price per share at end of period(9)	2,220.9	¢	1,340.0	p	865.5	p	638.5	p	668.0	p	640.0	p
Weighted average number of shares (in millions)			2,548		2,541		2,533		2,524		2,501

New business:
Single premium sales(5)(8)	38,080		22,976		22,358		18,889		18,177		14,438
New regular premium sales(4)(5)(8)	3,525		2,127		1,959		1,792		1,667		1,401
Gross investment product contributions(5)	190,664		115,038		96,961		89,707		106,969		96,057
Funds under management	734,228		443,000		406,000		352,000		340,000		290,000

(1)	Amounts stated in US dollars in the 2013 US dollar column have been translated from pounds sterling at the rate of $1.6574 per £1.00 (the noon buying rate in New York City on 31 December 2013).
(2)	This measure is the formal profit (loss) before tax measure under IFRS but is not the result attributable to shareholders. See ‘Presentation of results before tax’ in note A3.1 to Prudential’s consolidated financial statements in Item 18 for further explanation.
(3)	As of 1 January 2013 the Group has adopted new accounting standards on consolidated financial statements and joint arrangements, and amendments to the employee benefit accounting standard. Accordingly, the 2009 to 2012 comparative figures have been restated from those previously published for the retrospective application of the change, as described in note A2 to Prudential’s consolidated financial statements in Item 18.
(4)	New regular premium sales are reported on an annualised basis, which represents a full year of instalments in respect of regular premiums irrespective of the actual payments made during the year.
(5)	The new business premiums in the table shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and are not intended to be, reflective of premium income recorded in the IFRS income statement. Internal vesting business is classified as new business where the contracts include an open market option.

The details shown above for new business include contributions for contracts that are classified under IFRS 4 ‘Insurance Contracts’ as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK insurance operations and Guaranteed Investment Contracts and similar funding agreements written in US operations.

Investment products included in the table for funds under management above are unit trust, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as ‘investment contracts’ under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

(6)	Under IFRS, dividends declared after the balance sheet date in respect of the prior reporting period are treated as a non-adjusting event. The appropriation reflected in the statement of changes in equity, therefore, includes the final dividend in respect of the prior year. Parent company dividends relating to the reporting period were an interim dividend of 9.73p per share in 2013 (2012: 8.40p, 2011: 7.95p) and a final dividend of 23.84p per share in 2013 (2012: 20.79p, 2011: 17.24p).
(7)	The dividends have been translated into US dollars at the noon buying rate on the date each payment was made.
(8)	The new business premiums shown, for the 2009-2010 comparative figures, exclude the new business premiums from the Group’s Japanese insurance subsidiary, which ceased selling new business with effect from 15 February 2010.
(9)	Market prices presented are the closing prices of the shares on the London Stock Exchange on the last day of trading for each indicated period.

Dividend Data

Under UK company law, Prudential may pay dividends only if ‘distributable profits’ of the holding company are available for that purpose. ‘Distributable profits’ are accumulated, realised profits not previously distributed or capitalised less accumulated, realised losses not previously written off, on the applicable GAAP basis. Even if distributable profits are available, under UK law Prudential may pay dividends only if the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves (such as, for example, the share premium account) and the payment of the dividend does not reduce the amount of its net assets to less than that aggregate. For further information about the holding company refer to Schedule II. The financial information in Schedule II has been prepared under UK GAAP reflecting the legal basis of preparation of the Company’s separate financial statements as distinct from the IFRS basis that applies to the Company’s consolidated financial statements.

As a holding company, Prudential is dependent upon dividends and interest from its subsidiaries to pay cash dividends. Many of its insurance subsidiaries are subject to regulations that restrict the amount of dividends that they can pay to the Company. These restrictions are discussed in more detail in Item 4, ‘Information on the Company—Supervision and Regulation of Prudential—UK Supervision and Regulation—Regulation of Insurance Business—Distribution of Profits and With-profits Business’ and Item 4, ‘—Information on the Company—Supervision and Regulation of Prudential—US Supervision and Regulation—General’.

Historically, Prudential has declared an interim and a final dividend for each year (with the final dividend being paid in the year following the year to which it relates). Subject to the restrictions referred to above, Prudential’s directors have the discretion to determine whether to pay an interim dividend and the amount of any such interim dividend but must take into account the Company’s financial position. The directors have discretion to recommend payment of a final dividend, such recommendation to be approved by ordinary resolution of the shareholders. The approved amount may not exceed the amount recommended by the directors.

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

Year	Interim Dividend	Interim Dividend	Final/Second Interim* Dividend	Final/Second Interim* Dividend
	(pence)	(US Dollars)	(pence)	(US Dollars)
2009	6.29	0.1011	13.56	0.1976
2010	6.61	0.1039	17.24	0.2818
2011	7.95	0.1221	17.24	0.2706
2012	8.40	0.1362	20.79	0.3143
2013	9.73	0.1558	23.84

*	The dividend of 13.56 pence for 2009 was paid as a second interim dividend. All other dividends shown in this column of the table are final dividends.

The Board proposes to rebase the full year dividend upwards by 4.38 pence, due to the strong and sustained operational and financial performance of the Group, evidenced by the achievement of all of the Group’s demanding 2013 ‘Growth and Cash’ Objectives. The directors recommend a final dividend of 23.84 pence per share (2012: 20.79 pence), which brings the total dividend for the year to 33.57 pence, representing an increase of 15 per cent over 2012.

The Board applies strict affordability tests against a broad range of criteria before making its dividend recommendation. It is the result of these tests, combined with the Group’s exceptionally strong performance in the past five years, that has enabled the Board to take the unusual decision to recommend the rebase of the dividend in consecutive years, 2012 and 2013.

Although the Board has been able to recommend three upward rebases in the last four years, the Group’s dividend policy remains unchanged. The Board will maintain its focus on delivering a growing dividend from this new higher base, which will continue to be determined after taking into account the Group’s financial flexibility and the Board’s assessment of opportunities to generate attractive returns by investing in specific areas of the business. The Board believes that in the medium term a dividend cover of around two times is appropriate.

Exchange Rate Information

Prudential publishes its consolidated financial statements in pounds sterling. References in this document to ‘US dollars’, ‘US$’, ‘$’ or ‘¢’ are to US currency, references to ‘pounds sterling’, ‘£’, ‘pounds’, ‘pence’ or ‘p’ are to UK currency (there are 100 pence to each pound) and references to ‘euro’ or ‘€’ are to the single currency adopted by the participating members of the European Union. The following table sets forth for each year the average of the noon buying rates on the last business day of each month of that year, as certified for customs purposes by the Federal Reserve Bank of New York, for pounds sterling expressed in US dollars per pound sterling for each of the five most recent fiscal years. Prudential has not used these rates to prepare its consolidated financial statements.

Year ended 31 December	Average rate
2009	1.62
2010	1.54
2011	1.61
2012	1.59
2013	1.56

The following table sets forth the high and low noon buying rates for pounds sterling expressed in US dollars per pound sterling for each of the previous six months:

	High	Low
October 2013	1.62	1.59
November 2013	1.64	1.59
December 2013	1.66	1.63
January 2014	1.66	1.63
February 2014	1.67	1.63
March 2014	1.67	1.65

On 4 April 2014 the latest practicable date prior to this filing, the noon buying rate was £1.00 = $1.66

Risk Factors

A number of factors (risk factors) affect Prudential’s operating results and financial condition and, accordingly, the trading price of its shares. The risk factors mentioned below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. The information given is as of the date of this document, is not updated, and any forward-looking statements are made subject to the reservations specified below under ‘Forward-Looking Statements’.

Risks relating to Prudential’s business

Prudential’s businesses are inherently subject to market fluctuations and general economic conditions

Prudential’s businesses are inherently subject to market fluctuations and general economic conditions. Uncertainty or negative trends in international economic and investment climates could adversely affect Prudential’s business and profitability. Since 2008 Prudential has operated against a challenging background of periods of significant volatility in global capital and equity markets, interest rates and liquidity, and widespread economic uncertainty. Government interest rates also remain at or near historic lows in the US, the UK and some Asian countries in which Prudential operates. These factors have, at times during this period, had a material adverse effect on Prudential’s business and profitability.

In the future, the adverse effects of such factors would be felt principally through the following items:

•	investment impairments or reduced investment returns, which could impair Prudential’s ability to write significant volumes of new business and would have a negative impact on its assets under management and profit;

•	higher credit defaults and wider credit and liquidity spreads resulting in realised and unrealised credit losses;

•	failure of counterparties to transactions with Prudential or, for derivative transactions adequate collateral not being in place;

•	estimates of the value of financial instruments being difficult because in certain illiquid or closed markets, determining the value at which financial instruments can be realised is highly subjective. Processes to ascertain such values require substantial elements of judgement, assumptions and estimates (which may change over time); and

•	increased illiquidity also adds to uncertainty over the accessibility of financial resources and may reduce capital resources as valuations decline.

Global financial markets are subject to uncertainty and volatility created by a variety of factors, including concerns over sovereign debt, general slowing in world growth from subdued or slowdown in demand and the timing and scale of quantitative easing programmes of central banks. Upheavals in the financial markets may affect general levels of economic activity, employment and customer behaviour. For example, insurers may experience an elevated incidence of claims, lapses, or surrenders of policies, and some policyholders may choose to defer or stop paying insurance premiums. The demand for insurance products may also be adversely affected. If sustained, this environment is likely to have a negative impact on the insurance sector over time and may consequently have a negative impact on Prudential’s business and profitability. New challenges related to market fluctuations and general economic conditions may continue to emerge.

For some non-unit-linked investment products, in particular those written in some of the Group’s Asian operations, it may not be possible to hold assets which will provide cash flows to match those relating to policyholder liabilities. This is particularly true in those countries where bond markets are not developed and in certain markets where regulated surrender values are set with reference to the interest rate environment prevailing at the time of policy issue. This results in a mismatch due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated. Where interest rates in these markets remain lower than interest rates used to calculate surrender values over a sustained period, this could have an adverse impact on Prudential’s reported profit.

In the US, fluctuations in prevailing interest rates can affect results from Jackson which has a significant spread-based business, with the majority of its assets invested in fixed income securities. In particular, fixed annuities and stable value products written by Jackson expose Prudential to the risk that changes in interest rates, which are not fully reflected in the interest rates credited to customers, will reduce spread. The spread is the difference between the rate of return Jackson is able to earn on the assets backing the policyholders’ liabilities and the amounts that are credited to policyholders in the form of benefit increases, subject to minimum crediting rates. Declines in spread from these products or other spread businesses that Jackson conducts, and increases in surrenders levels arising from interest rate rises, could have a material impact on its businesses or results of operations.

Jackson also writes a significant amount of variable annuities that offer capital or income protection guarantees. The value of these guarantees is affected by market factors including interest rates, equity levels, bond spreads and volatility. There could be market circumstances where the derivatives that Jackson enters into to hedge its market risks may not fully cover its exposures under the guarantees. The cost of the guarantees that remain unhedged will also affect Prudential’s results.

Jackson hedges the guarantees on its variable annuity book on an economic basis and, thus, accepts variability in its accounting results in the short term in order to achieve the appropriate economic result. In particular, for Prudential’s Group IFRS reporting, the measurement of the Jackson variable annuity guarantees is typically less sensitive to market movements than for the corresponding hedging derivatives, which are held at market value. However, depending on the level of hedging conducted regarding a particular risk type, certain market movements can drive volatility in the economic results which may be less significant under IFRS reporting.

A significant part of the profit from Prudential’s UK insurance operations is related to bonuses for policyholders declared on with-profits products, which are broadly based on historical and current rates of return on equity, real estate and fixed income securities, as well as Prudential’s expectations of future investment returns. This profit could be lower in a sustained low interest rate environment.

Prudential is subject to the risk of potential sovereign debt credit deterioration owing to the amounts of sovereign debt obligations held in its investment portfolio

Prudential is subject to the risk of potential sovereign debt credit deterioration on the amounts of sovereign debt obligations held in its investment portfolio. In recent years, rating agencies have downgraded the sovereign debt of some countries. There is a risk of further downgrades.

Investing in sovereign debt creates exposure to the direct or indirect consequences of political, social or economic changes (including changes in governments, heads of states or monarchs) in the countries in which the issuers are located and the creditworthiness of the sovereign. Investment in sovereign debt obligations involves risks not present in debt obligations of corporate issuers. In addition, the issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or pay interest when due in accordance with the terms of such debt, and Prudential may have limited recourse to compel payment in the event of a default. A sovereign debtor’s willingness or ability to repay principal and to pay interest in a timely manner may be affected by, among other factors, its cash flow situation, its relations with its central bank, the extent of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor’s policy toward local and international lenders, and the political constraints to which the sovereign debtor may be subject.

Moreover, governments may use a variety of techniques, such as intervention by their central banks or imposition of regulatory controls or taxes, to devalue their currencies’ exchange rates, or may adopt monetary and other policies (including to manage their debt burdens) that have a similar effect, all of which could adversely impact the value of an investment in sovereign debt even in the absence of a technical default. Periods of economic uncertainty may affect the volatility of market prices of sovereign debt to a greater extent than the volatility inherent in debt obligations of other types of issuers.

In addition, if a sovereign default or other such events described above were to occur, other financial institutions may also suffer losses or experience solvency or other concerns, and Prudential might face additional risks relating to any debt of such financial institutions held in its investment portfolio. There is also risk that public perceptions about the stability and creditworthiness of financial institutions and the financial sector generally might be affected, as might counter party relationships between financial institutions. If a sovereign were to default on its obligations, or adopt policies that devalue or otherwise alter the currencies in which its obligations are denominated this could have a material adverse effect on Prudential’s financial condition and results of operations.

Prudential is subject to the risk of exchange rate fluctuations owing to the geographical diversity of its businesses

Due to the geographical diversity of Prudential’s businesses, Prudential is subject to the risk of exchange rate fluctuations. Prudential’s operations in the US and Asia, which represent a significant proportion of operating profit based on longer-term investment returns and shareholders’ funds, generally write policies and invest in assets denominated in local currencies. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in Prudential’s consolidated financial statements upon translation of results into pounds sterling. This exposure is not currently separately managed. The currency exposure relating to the translation of reported earnings could impact on financial reporting ratios such as dividend cover, which is calculated as operating profit after tax on an IFRS basis, divided by the current year interim dividend plus the proposed final dividend. The impact of gains or losses on currency translations is recorded as a component of shareholders’ funds within other comprehensive income. Consequently, this could impact on Prudential’s gearing ratios (defined as debt over debt plus shareholders’ funds).

Prudential conducts its businesses subject to regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies and interpretations and any accounting standards in the markets in which it operates

Changes in government policy, legislation (including tax) or regulatory interpretation applying to companies in the financial services and insurance industries in any of the markets in which Prudential operates, which in some circumstances may be applied retrospectively, may adversely affect Prudential’s product range, distribution channels, profitability, capital requirements and, consequently, reported results and financing requirements. Also, regulators in jurisdictions in which Prudential operates may change the level of capital required to be held by individual businesses or could introduce possible changes in the regulatory framework for pension arrangements and policies, the regulation of selling practices and solvency requirements. Furthermore, as a result of interventions by governments in response to recent financial and global economic conditions, it is widely expected that there will continue to be a substantial increase in government regulation and supervision of the financial services industry, including the possibility of higher capital requirements, restrictions on certain types of transaction structure and enhanced supervisory powers.

Current EU directives, including the EU Insurance Groups Directive (‘IGD’) require EU financial services groups to demonstrate net aggregate surplus capital in excess of solvency requirements at the group level in respect of shareholder-owned entities. The test is a continuous requirement, so that Prudential needs to maintain a higher amount of regulatory capital at the group level than otherwise necessary in respect of some of its individual businesses to accommodate, for example, short-term movements in global foreign exchange rates, interest rates, deterioration in credit quality and equity markets. The EU is also developing a new prudential regulatory framework for insurance companies, referred to as ‘Solvency II’. The approach is based on the concept of three pillars. Pillar 1 consists of the quantitative requirements, for example, the amount of capital an insurer should hold. Pillar 2 sets out requirements for the governance and risk management of insurers, as well as for the effective supervision of insurers. Pillar 3 focuses on disclosure and transparency requirements.

The Solvency II Directive covers valuation, the treatment of insurance groups, the definition of capital and the overall level of capital requirements. A key aspect of Solvency II is that the assessment of risks and capital requirements are intended to be aligned more closely with economic capital methodologies, and may allow Prudential to make use of its internal economic capital models, if approved by the Prudential Regulation Authority (‘PRA’). The Solvency II Directive was formally approved by the Economic and Financial Affairs Council in November 2009 although its implementation was delayed pending agreement on a directive known as Omnibus II which, once adopted, will amend certain aspects of the Solvency II Directive. In November 2013, representatives from the European Parliament, the European Commission and the Council of the European Union reached an agreement on the Omnibus II Directive, which is currently expected to be adopted in early 2014. As a result, Solvency II is now expected to be implemented as of 1 January 2016, although the European Commission and the European Insurance and Occupational Pensions Authority (EIOPA) are continuing to develop the detailed rules that will complement the high-level principles of the Solvency II and Omnibus II Directives, which are not currently expected to be finalised until mid-2015. Further, the effective application of a number of key measures incorporated in the Omnibus II Directive, including the provisions for third-country equivalence, is expected to be subject to supervisory judgement and approval. As a result there is a risk that the effect of the measures finally adopted could be adverse for Prudential, including potentially a significant increase in the capital required to support its business and that Prudential may be placed at a competitive disadvantage to other European and non-European financial services groups.

Currently there are also a number of other global regulatory developments which could impact the way in which Prudential is supervised in its many jurisdictions. These include the Dodd-Frank Wall Street Reform and Consumer Protection Act (‘Dodd-Frank Act’) in the US, the work of the Financial Stability Board (FSB) on Global Systemically Important Insurers (G-SIIs) and the Common Framework for the Supervision of Internationally Active Insurance Groups (ComFrame) being developed by the International Association of Insurance Supervisors (IAIS).

The Dodd-Frank Act represents a comprehensive overhaul of the financial services industry within the United States that, among other reforms to financial services entities, products and markets, may subject financial institutions designated as systemically important to heightened prudential and other requirements intended to prevent or mitigate the impact of future disruptions in the US financial system, The full impact of the Dodd-Frank Act on Prudential’s businesses is not currently clear, as many of its provisions have a delayed effectiveness and/or require rulemaking or other actions by various US regulators over the coming years.

In July 2013 the FSB announced the initial list of nine insurance groups that have been designated as G-SIIs. This list included Prudential as well as a number of its competitors. The designation as a G-SII is likely to lead to additional policy measures being applied to the designated group. Based on a policy framework released by the IAIS concurrently with the initial list, these additional policy measures will include enhanced group- wide supervision. This enhanced supervision is intended to commence immediately and will include the development by July 2014 of a Systemic Risk Management Plan (SRMP) under supervisory oversight and implementation thereafter and, by the end of 2014, a group Recovery and Resolution Plan (RRP) and Liquidity Risk Management Plan (LRMP). The G-SII regime also introduces two types of capital requirements, the first, a Basic Capital Requirement (BCR), designed to act as a minimum group capital requirement and the second, a higher loss absorption (HLA) requirement for conducting non-traditional insurance and non-insurance activities. The IAIS released a consultation paper on the BCR in December 2013 and Prudential will participate in the field testing of the proposals (expected in the first half of 2014). Prudential is monitoring the development of, and the potential impact of, the framework of policy measures and engaging with the PRA on the implications of this designation.

The IAIS currently expects to finalise the BCR and HLA proposals by November 2014 and the end of 2015 respectively. Implementation of the regime is likely to be phased in over a period of years with the BCR expected to be introduced between 2015 and 2019. The HLA requirement will apply from January 2019 to the insurance groups identified as G-SIIs in November 2017.

ComFrame is also being developed by the IAIS to provide common global requirements for the supervision of insurance groups. The framework is designed to develop common principles and standards for group supervision and so may increase the focus of regulators in some jurisdictions. It is also expected to include some prescriptive requirements, including an Insurance Capital Standard (ICS). A revised draft ComFrame proposal was released for consultation in October 2013. The IAIS will undertake a field testing exercise from 2014 to 2018 to assess the impact of the quantitative and qualitative requirements proposed under ComFrame. ComFrame is expected to be implemented in 2019.

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

The Group’s accounts are prepared in accordance with current International Financial Reporting Standards (IFRS) applicable to the insurance industry. The International Accounting Standards Board (IASB) introduced a framework that it described as Phase I, which permitted insurers to continue to use the statutory basis of accounting for insurance assets and liabilities that existed in their jurisdictions prior to January 2005. In July 2010, the IASB published its first Exposure Draft for its Phase II on insurance accounting, which would introduce significant changes to the statutory reporting of insurance entities that prepare accounts according to IFRS. A revised Exposure Draft was issued in June 2013. It remains uncertain whether the proposals in the Exposure Draft will become the final IASB standard. The timing of the changes taking effect is uncertain but not expected to be before 2018.

Any changes or modification of IFRS accounting policies may require a change in the future results or a retrospective adjustment of reported results.

The resolution of several issues affecting the financial services industry could have a negative impact on Prudential’s reported results or on its relations with current and potential customers

Prudential is, and in the future may be, subject to legal and regulatory actions in the ordinary course of its business, both in the UK and internationally. These actions could involve a review of types of business sold in the past under acceptable market practices at the time, such as the requirement in the UK to provide redress to certain past purchasers of pension and mortgage endowment policies, changes to the tax regime affecting products and regulatory reviews on products sold and industry practices, including, in the latter case, lines of business it has closed.

Regulators are increasingly interested in the approach that product providers use to select third party distributors and to monitor the appropriateness of sales made by them. In some cases, product providers can be held responsible for the deficiencies of third-party distributors.

In the US, federal and state regulators have focused on, and continue to devote substantial attention to, the mutual fund, fixed index annuity and insurance product industries. This focus includes new regulations in respect of the suitability of sales of certain products such as alternative investments. As a result of publicity relating to widespread perceptions of industry abuses, there have been numerous regulatory inquiries and proposals for legislative and regulatory reforms.

In Asia, regulatory regimes are developing at different speeds, driven by a combination of global factors and local considerations. There is a risk that new requirements are introduced that challenge current practices, or are retrospectively applied to sales made prior to their introduction.

Litigation, disputes and regulatory investigations may adversely affect Prudential’s profitability and financial condition

Prudential is, and may be in the future, subject to legal actions, disputes and regulatory investigations in various contexts, including in the ordinary course of its insurance, investment management and other business operations. These legal actions, disputes and investigations may relate to aspects of Prudential’s businesses and operations that are specific to Prudential, or that are common to companies that operate in Prudential’s markets. Legal actions and disputes may arise under contracts, regulations (including tax) or from a course of conduct taken by Prudential, and may be class actions. Although Prudential believes that it has adequately provided in all material aspects for the costs of litigation and regulatory matters, no assurance can be provided that such provisions are sufficient. Given the large or indeterminate amounts of damages sometimes sought, other sanctions that might be applicable and the inherent unpredictability of litigation and disputes, it is possible that an adverse outcome could, from time to time, have an adverse effect on Prudential’s reputation, results of operations or cash flows.

Prudential’s businesses are conducted in highly competitive environments with developing demographic trends and continued profitability depends on management’s ability to respond to these pressures and trends

The markets for financial services in the UK, US and Asia are highly competitive, with several factors affecting Prudential’s ability to sell its products and continued profitability, including price and yields offered, financial strength and ratings, range of product lines and product quality, brand strength and name recognition, investment management performance, historical bonus levels, developing demographic trends and customer appetite for certain savings products. In some of its markets, Prudential faces competitors that are larger, have greater financial resources or a greater market share, offer a broader range of products or have higher bonus rates or claims-paying ratios. Further, heightened competition for talented and skilled employees and agents with local experience, particularly in Asia, may limit Prudential’s potential to grow its business as quickly as planned.

In Asia, the Group’s principal competitors in the region are international financial companies, including global life insurers such as Allianz, AXA, AIA, and Manulife and multinational asset managers such as J.P. Morgan Asset Management, Schroders, HSBC Global Asset Management and Franklin Templeton. In a number of markets, local companies have a very significant market presence.

Within the UK, Prudential’s principal competitors include many of the major retail financial services companies and fund management companies including, in particular, Aviva, Legal & General, Lloyds Banking Group, Standard Life, Schroders, Invesco Perpetual and Fidelity.

Jackson’s competitors in the US include major stock and mutual insurance companies, mutual fund organisations, banks and other financial services companies such as AIG, AXA Financial Inc., Hartford Life Inc., Prudential Financial, Lincoln National, MetLife and TIAA-CREF.

Prudential believes competition will intensify across all regions in response to consumer demand, technological advances, the impact of consolidation, regulatory actions and other factors. Prudential’s ability to generate an appropriate return depends significantly upon its capacity to anticipate and respond appropriately to these competitive pressures.

Downgrades in Prudential’s financial strength and credit ratings could significantly impact its competitive position and damage its relationships with creditors or trading counterparties

Prudential’s financial strength and credit ratings, which are used by the market to measure its ability to meet policyholder obligations, are an important factor affecting public confidence in Prudential’s products, and as a result its competitiveness. Downgrades in Prudential’s ratings, as a result of, for example, decreased profitability, increased costs, increased indebtedness or other concerns, could have an adverse effect on its ability to market products; retain current policyholders; and on the Group’s financial flexibility. In addition, the interest rates Prudential pays on its borrowings are affected by its credit ratings, which are in place to measure the Group’s ability to meet its contractual obligations.

Prudential’s long-term senior debt is rated as A2 by Moody’s, A+ by Standard & Poor’s and A by Fitch. These ratings have a stable outlook.

Prudential’s short-term debt is rated as P-1 by Moody’s, A-1 by Standard & Poor’s and F1 by Fitch.

The Prudential Assurance Company Limited’s financial strength is rated Aa2 (negative outlook) by Moody’s, AA (stable outlook) by Standard & Poor’s and AA (stable outlook) by Fitch.

Jackson’s financial strength is rated AA by Standard & Poor’s and Fitch, A1 by Moody’s, and A+ by AM Best. These ratings have a stable outlook.

In addition, changes in methodologies and criteria used by rating agencies could result in downgrades that do not reflect changes in the general economic conditions or Prudential’s financial condition.

Adverse experience in the operational risks inherent in Prudential’s business could have a negative impact on its results of operations

Operational risks are present in all of Prudential’s businesses, including the risk of direct or indirect loss resulting from inadequate or failed internal and external processes, systems and human error or from external events. Prudential’s business is dependent on processing a large number of transactions across numerous and diverse products, and is subject to a number of different legal and regulatory regimes. Further, because of the long-term nature of much of the Group’s business, accurate records have to be maintained for significant periods.

These factors, among others, result in significant reliance on and require significant investment in IT, compliance and other operational systems, personnel and processes. In addition, Prudential outsources several operations, including a significant part of its UK back office and customer-facing functions as well as a number of IT functions, resulting in reliance upon the operational processing performance of its outsourcing partners.

Although Prudential’s IT, compliance and other operational systems and processes incorporate controls designed to manage and mitigate the operational risks associated with its activities, there can be no assurance that such controls will always be effective. For example, although Prudential has not experienced a material failure or breach in relation to its legacy and other IT systems and processes to date, it has been, and likely will continue to be, subject to computer viruses, attempts at unauthorised access and cyber-security attacks.

Prudential’s legacy and other IT systems and processes, as with operational systems and processes generally, may be susceptible to failure or breaches. Such events could, among other things, harm Prudential’s ability to perform necessary business functions, result in the loss of confidential or proprietary data (exposing it to potential legal claims and regulatory sanctions) and damage its relationships with its business partners and customers. Similarly, any weakness in the administration systems or actuarial reserving processes could have an impact on its results of operations during the effective period.

Prudential has not experienced or identified any operational risks in its systems or processes during 2013, which have subsequently caused, or are expected to cause, a significant negative impact on its results of operations.

Adverse experience relative to the assumptions used in pricing products and reporting business results could significantly affect Prudential’s results of operations

Prudential needs to make assumptions about a number of factors in determining the pricing of its products, setting reserves, for reporting its capital levels and the results of its long-term business operations. For example, the assumption that Prudential makes about future expected levels of mortality is particularly relevant for its UK annuity business. In exchange for a premium equal to the capital value of their accumulated pension fund, pension annuity policyholders receive a guaranteed payment, usually monthly, for as long as they are alive. Prudential conducts rigorous research into longevity risk, using data from its substantial annuitant portfolio. As part of its pension annuity pricing and reserving policy, Prudential’s UK business assumes that current rates of mortality continuously improve over time at levels based on adjusted data and models from the Continuous Mortality Investigations (CMI) as published by the Institute and Faculty of Actuaries. If mortality improvement rates significantly exceed the improvement assumed, Prudential’s results of operations could be adversely affected.

A further example is the assumption that Prudential makes about future expected levels of the rates of early termination of products by its customers (persistency). This is particularly relevant to its lines of business other than its UK annuity business. Prudential’s persistency assumptions reflect recent past experience for each relevant line of business. Any expected deterioration in future persistency is also reflected in the assumption. If actual levels of future persistency are significantly lower than assumed (that is, policy termination rates are significantly higher than assumed), the Group’s results of operations could be adversely affected.

Another example is the impact of epidemics and other effects that cause a large number of deaths. Significant influenza epidemics have occurred three times in the last century, but the likelihood, timing, or the severity of future epidemics cannot be predicted. The effectiveness of external parties, including governmental and non-governmental organisations, in combating the spread and severity of any epidemics could have a material impact on the Group’s loss experience.

In common with other life insurers, the profitability of the Group’s businesses depends on a mix of factors including mortality and morbidity levels and trends, policy surrender rates, investment performance and impairments, unit cost of administration and new business acquisition expense.

As a holding company, Prudential is dependent upon its subsidiaries to cover operating expenses and dividend payments

The Group’s insurance and investment management operations are generally conducted through direct and indirect subsidiaries.

As a holding company, Prudential’s principal sources of funds are remittances from subsidiaries, shareholder-backed funds, the shareholder transfer from long-term funds and any amounts that may be raised through the issuance of equity, debt and commercial paper. Certain of the subsidiaries are restricted by applicable insurance, foreign exchange and tax laws, rules and regulations that can limit the payment of dividends, which in some circumstances could limit the ability to pay dividends to shareholders or to make available funds held in certain subsidiaries to cover operating expenses of other members of the Group.

Prudential operates in a number of markets through joint ventures and other arrangements with third parties (including in China and India), involving certain risks that Prudential does not face with respect to its consolidated subsidiaries

Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures (including in China and India). For the Group’s joint venture operations, management control is exercised jointly with the venture participants. The level of control exercisable by the Group depends on the terms of the joint venture agreements, in particular, the allocation of control among, and continued co-operation between, the joint venture participants. Prudential may face financial, reputational and other exposure (including regulatory censure) in the event that any of its joint venture partners fails to meet its obligations under the joint venture, encounters financial difficulty, or fails to comply with local regulation or international standards such as those for the prevention of financial crime. In addition, a significant proportion of the Group’s product distribution is carried out through arrangements with third parties not controlled by Prudential and is dependent upon continuation of these relationships. A temporary or permanent disruption to these distribution arrangements or material failure in controls (such as those for the prevention of financial crime) could adversely affect the results of operations of Prudential.

Prudential’s Articles of Association contain an exclusive jurisdiction provision

Under Prudential’s Articles of Association, certain legal proceedings may only be brought in the courts of England and Wales. This applies to legal proceedings by a shareholder (in its capacity as such) against Prudential and/or its directors and/or its professional service providers. It also applies to legal proceedings between Prudential and its directors and/or Prudential and Prudential’s professional service providers that arise in connection with legal proceedings between the shareholder and such professional service provider. This provision could make it difficult for US and other non-UK shareholders to enforce their shareholder rights.

Changes in tax legislation may result in adverse tax consequences

Tax rules, including those relating to the insurance industry, and their interpretation, may change, possibly with retrospective effect, in any of the jurisdictions in which Prudential operates. Significant tax disputes with tax authorities, and any change in the tax status of any member of the Group or in taxation legislation or its scope or interpretation could affect Prudential’s financial condition and results of operations.

Forward-Looking Statements

This document may contain ‘forward-looking statements’ with respect to certain of Prudential’s plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential’s beliefs and expectations and including, without limitation, statements containing the words ‘may’, ‘will’, ‘should’, ‘continue’, ‘aims’, ‘estimates’, ‘projects’, ‘believes’, ‘intends’, ‘expects’, ‘plans’, ‘seeks’ and ‘anticipates’, and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential’s actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, including fluctuations in interest rates and exchange rates and the potential for a sustained low-interest rate environment, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives related to the financial crisis and the effect of the European Union’s ‘Solvency II’ requirements on Prudential’s capital maintenance requirements; the impact of continuing designation as a Global Systemically Important Insurer or ‘G-SII’; the impact of competition, economic growth, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes. These and other important factors may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential’s actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential’s forward-looking statements can be found under the ‘Risk Factors’ heading of this annual report, as well as under the ‘Risk Factors’ heading of any subsequent Prudential Half Year Financial Report furnished to the US Securities and Exchange Commission on Form 6-K.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential may also make or disclose written and/or oral forward-looking statements in reports filed with or furnished to the US Securities and Exchange Commission, the UK Prudential Regulation Authority and Financial Conduct Authority or other regulatory authorities, as well as in its annual report and accounts to shareholders, proxy statements, offering circulars, registration statements, prospectuses and, prospectus supplements, press releases and other written materials and in oral statements made by directors, officers or employees of Prudential to third parties, including financial analysts. All such forward-looking statements are qualified in their entirety by reference to the factors discussed under the ‘Risk Factors’ heading of this document, as well as under the ‘Risk Factors’ heading of any subsequent Prudential Half Year Financial Report furnished to the US Securities and Exchange Commission on Form 6-K. These factors are not exhaustive as Prudential operates in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

EEV Basis, New Business Results and Free Surplus Generation

In addition to IFRS basis results, Prudential’s filings with the UK Listing Authority, the Stock Exchange of Hong Kong, the Singapore Stock Exchange and Group Annual Reports include reporting by Key Performance Indicators (‘KPIs’). These include results prepared in accordance with the European Embedded Value (‘EEV’) Principles and Guidance issued by the Chief Financial Officers’ (‘CFO’) Forum of European Insurance Companies, New Business and Free Surplus Generation measures.

The EEV basis is a value-based method of reporting in that it reflects the change in the value of in-force long-term business over the accounting period. This value is called the shareholders’ funds on the EEV basis which, at a given point in time, is the value of future cash flows expected to arise from the current book of long-term insurance business plus the net worth (based on statutory solvency capital or economic capital where higher and free surplus) of Prudential’s life insurance operations. Prudential publishes its EEV results semi-annually in the UK, Hong Kong and Singapore markets.

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

Underlying free surplus generation is used to measure the internal cash generation by our business units. For the insurance operations it represents amounts maturing from the in-force business during the period less investment in new business and excludes other non-operating items. For asset management it equates to post-tax IFRS operating profit based on longer-term investment returns for the period.

Item 4. Information on the Company

Business Of Prudential

Overview and Summary of Strategy

Overview

Prudential is the parent company of the Prudential group (the ‘Prudential Group’ or the ‘Group’). The Group is an international financial services group, with significant operations in Asia, the United States and the United Kingdom. It has been in existence for over 160 years, serves around 23 million insurance customers and has £ 443 billion in assets under management (as at 31 December 2013). Prudential is not affiliated with Prudential Financial, Inc. or its subsidiary, The Prudential Insurance Company of America.

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

Prudential Corporation Asia has operations in Hong Kong, Malaysia, Singapore, Indonesia and other Asian countries. Its core business is health, protection, either attached to a life policy or on a standalone basis, other life insurance (including participating business) and mutual funds. It also provides selected personal lines property and casualty insurance, group insurance, institutional fund management and consumer finance (Vietnam only). The product range offered is tailored to suit the individual country markets. Insurance products are distributed mainly through an agency sales force together with selected banks, while the majority of mutual funds are sold through banks and brokers. Joint venture partners are mandatory in some markets, as reflected in Prudential’s life insurance operations in China (through its joint venture with CITIC) and in India (through its joint venture with ICICI) and Prudential’s Takaful business in Malaysia (through its joint venture with Bank Simpanan Nasional). In the fund management business, Prudential has joint venture operations in India (through its joint venture with ICICI), China (through its joint venture with CITIC) and Hong Kong (through its joint venture with Bank of China International).

As at 31 December 2013, Prudential Corporation Asia had:

•	over 12 million insurance customers with life and fund management operations in 13 markets;

•	distribution through 15,700 active bank branches across Asia with relationships including Standard Chartered Bank (SCB), United Overseas Bank Limited (UOB) and joint venture partners ICICI in India and CITIC in China;

•	one of the largest networks of tied agents in Asia; and

•	consistently high brand recognition, outperforming many other financial services companies and had received multiple awards for its customer service. Prudential was in the top three for market share of new business in China, India, Indonesia, Malaysia, Singapore, the Philippines and Vietnam(1).

In the United States, Prudential offers a range of products through Jackson, including fixed annuities (fixed interest rate annuities, fixed index annuities and immediate annuities), variable annuities and institutional products (including guaranteed investment contracts and funding agreements). Although Jackson historically also offered traditional life insurance products; it discontinued new sales of life insurance products effective 1 August 2012. Jackson distributes these products through independent insurance agents; independent broker-dealers; regional broker-dealers; wirehouses; registered investment advisers; and banks, credit unions and other financial institutions.

(1)	Source: Based on formal (competitors’ results release, local regulators and insurance associations) and informal (including industry exchange) market share data. Ranking based on new business (APE). Malaysia including Takaful sales at 100%. Private sector only for India. China ranking amongst foreign joint ventures only.

Jackson also offers fee-based separately managed accounts and investment products through Curian Capital, LLC, which is Jackson’s registered investment adviser.

As at 31 December 2013, in the United States, Jackson:

•	was among the 13 largest life insurance companies in terms of general account assets(2);

•	was a top player in US variable annuities(3);

•	was once again awarded the ‘Highest Customer Satisfaction by Industry’ award—for the eighth successive year—from Service Quality Measurement Group; and

•	was once again rated as a ‘World Class’ service provider—for the eighth successive year—by Service Quality Measurement Group.

In the United Kingdom, Prudential is structured into Prudential UK & Europe (comprising the insurance operations) and M&G (the UK and European fund manager of the Group) and offers a range of retail financial products and services, including long-term insurance and asset accumulation and retirement income products (life insurance, pensions and pension annuities), retail investment and unit trust products, and fund management services. Prudential in the United Kingdom primarily distributes these products through financial advisers, partnership agreements with other financial institutions, and direct marketing, by telephone, mail, internet and face-to-face advisers.

As at 31 December 2013, Prudential UK & Europe:

•	was one of the market leaders in the individual annuity market and the with-profits market(4); and

•	had total company assets of £163 billion on the balance sheet, comprising £95 billion within the with-profits sub fund, £61 billion within shareholder-backed business and £7 billion in the Scottish Amicable Insurance Fund.

As of 31 December 2013, M&G, which is the UK and European fund manager of the Prudential Group;

•	had responsibility for £244 billion of investment on behalf of both internal and external clients; and

•	has been recognised for its investment performance with numerous awards, including the European Pensions Awards of 2013 Investment Manager of the Year, Fixed Income Manager of the Year and Property Manager of the Year.

Group Strategy Overview

Our strategy is designed to create sustainable economic value for our customers and our shareholders. It is focused on three long-term opportunities:

a.	The significant protection gap in Asia;

b.	The transition of US baby boomers into retirement; and

c.	The UK ‘savings gap’ and ageing population in need of returns and income.

We believe that in order to do well for our shareholders we must first do good for our customers. Hence, customers are at the centre of our operating principles.

(2)	Source: Third Quarter 2013 SNL Financial
(3)	Source: Morningstar Annuity Research Center (MARC) Third Quarter 2013 Sales Report©. © Morningstar, Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.
(4)	Source: Association of British Insurers (ABI)

Our products are designed to provide peace of mind to our customers, whether that be in relation to saving for retirement or insuring against the risks of illness, death or to their long life. Satisfied customers are a key driver of our growth as they become our advocates, recommending our products and services to their friends and families.

Distribution plays a key role in our ability to reach, attract and retain these valued customers across our regions. Building out and diversifying our distribution platform in order to reach a growing customer base will help ensure that we fully capitalise on the opportunities available to us in each of our regions.

Implementing our strategy

Our strategy is underpinned by a set of key operating principles

Balanced metrics and disclosures

We aim to have clarity and consistency internally and externally in the performance indicators that drive our businesses. Alongside this we develop our financial disclosures to enable our external stakeholders to fairly assess our long-term performance. We have three objectives:

(i)     To demonstrate how we generate profits under the different accounting regimes; for example, in the IFRS sources of earnings disclosures within Item 5. ‘Operating and Financial Review and Prospects—Summary Consolidated Results and Basis of Preparation of Analysis’;

(ii)    To show how we think about capital allocation via a number of metrics that highlight the returns we generate on capital invested in new business, including internal rates of return, payback periods and new business profitability; and

(iii)  To highlight the cash generation of our business, which over time is the ultimate measure of performance.

Disciplined capital allocation	We rigorously allocate capital to the highest-return product and geographical locations with the shortest payback periods, in line with our risk appetite. This has had a positive and significant impact, so that over the last five years, new business capital investment has declined slightly, while new business profits have increased substantially. This has, in turn, transformed the capital dynamics of our Group: for example, the free capital generated from our existing life and asset management operations has increased substantially as against five years ago. This transformation enabled our business operation to remit £1,341 million to the Group, nearly double the level of remittance five years ago.

Proactive risk management

Balance sheet strength and proactive risk management enable us to make good our promises to customers and are therefore key drivers of long-term value creation and relative performance. We have continuously strengthened our capital position since 2008, in spite of the financial crisis and the challenging macroeconomic environment that followed. Management actions that have been taken over this period include:

(i)     The sale of our capital-intensive Taiwan agency business in 2009, improving our IGD capital position;

(ii)    The establishment of £1.9 billion of credit default reserves(5) in the UK annuity business; and

(iii)  Controlling sales of US variable annuities in a manner which appropriately balances value, volume, capital generation and balance sheet risk.

(5)	On a statutory (Pillar I) basis

Company Address and Agent

Prudential plc is a public limited company incorporated on 1 November 1978, and organised under the laws of England and Wales. Refer to Item 10, ‘Additional information – Memorandum and Articles of Association’ for further information on the constitution of the Company.

Prudential’s registered office is Laurence Pountney Hill, London EC4R 0HH, England (telephone: +44 20 7220 7588). Prudential’s agent in the United States for purposes of Item 4 of this annual report on Form 20-F is Jackson National Life Insurance Company, located at 1 Corporate Way, Lansing, Michigan 48951, United States of America.

Significant Subsidiaries

The table below sets forth Prudential’s significant subsidiaries.

	Main activity	Country of incorporation
The Prudential Assurance Company Limited	Insurance	England and Wales
Prudential Annuities Limited*	Insurance	England and Wales
Prudential Retirement Income Limited (PRIL)*	Insurance	Scotland
M&G Investment Management Limited*	Asset management	England and Wales
Jackson National Life Insurance Company*	Insurance	US
Prudential Assurance Company Singapore (Pte) Limited*	Insurance	Singapore
PT Prudential Life Assurance*	Insurance	Indonesia

*	Owned by a subsidiary undertaking of the Company.

The Company has 100 per cent of the voting rights of the subsidiaries except the Indonesian subsidiary, where the Company has 94.6 per cent of the voting rights attaching to the aggregate of the shares across the types of capital in issue. The percentage of equity owned is the same as the percentage of the voting power held.

Each subsidiary operates mainly in its country of incorporation, except for PRIL, which operates mainly in England and Wales.

Asian Business

Life Insurance

Introduction

Asia’s economic transformation has generated material increases in personal wealth and has created significant demand for products that provide solutions to individuals’ financial planning needs.

Asia (excluding Japan) is leading the world in terms of GDP growth. Over the next five years it is expected to generate US$5.5 trillion of new GDP(6), more than the US and the other advanced economies combined.

Economic growth is translating into the rapid increase of the Asian middle class. Between 2009 and 2020 it is estimated that there will be over 1.2 billion people who will have been elevated from rural subsistence to urban lifestyles. Families are getting smaller, life expectancies are lengthening and the incidence of chronic diseases is increasing significantly.

As people move into the middle class, their increased wealth and higher income provide the opportunity to make financial plans. Typically the first stage is to provide protection for the family and establish a regular savings plan through a life insurance policy.

Social welfare provisions vary by market but generally fall well below the levels people need to sustain their lifestyles in the event of a personal tragedy such as the diagnosis of a critical illness. Also, while basic medical services may be provided by the state, there can be a high level of out of pocket expenses, creating demand for financial solutions to significantly improve an individual’s experience through access to private medical services. Therefore, critical illness and medical riders are popular additions to life insurance policies.

Traditionally Asians would have relied on their children to provide for them in their retirement, but increasingly people are making their own financial provisions and life insurance policies are a popular part of a retirement plan.

Once the savings and protection solutions are in place there is the opportunity to invest. Single premium insurance policies are also important in more developed markets and it is also likely that customers will increasingly seek access to different asset classes through mutual funds as their wealth grows and financial needs become more sophisticated.

Although Prudential has been operating in Asia for over eighty years we began building our business in earnest in 1994 with the establishment of Prudential Corporation Asia (PCA). Since then PCA has entered new markets, added considerable agency scale and launched bank distribution, developed product capabilities—particularly unit linked—and built a customer centric brand anchored on the tag line ‘Always Listening, Always Understanding’.

Today PCA is focused on leveraging this platform to grow in a disciplined way for the benefit of our customers, shareholders and communities. Success is defined by metrics that ensure we deliver both volume and value

Each market is unique and our overarching regional strategy is very specifically tailored to the opportunities that reflect the many differences in each country including its stage of economic development, cultural preferences, regulation, the competitive landscape and our own risk appetite.

Markets with highly attractive economic and demographic characteristics represent the greatest potential for us at present we collectively term the ‘Sweet Spot’ and comprise Indonesia, Hong Kong, Singapore, Malaysia, Vietnam, Thailand and the Philippines. We have strong market positions in all of them, including five countries where we have the leading market share.

(6)	Prudential estimates based on IMF data—October 2013

The life insurance markets in India and China, while attractive in terms of scale, are more challenging for non-domestic life insurers to participate in. Working within these constraints, PCA has two of the market leading joint ventures in these countries and is very well placed as these markets continue to develop.

Since 2008 we have de-emphasised Korea and Taiwan as the mass life insurance markets are currently driven by product and distribution options that are not attractive to us and consequently we have concentrated on developing successful niche positions. In 2013 we announced our intention to sell our Japanese life business, PCA Life Insurance Co. Ltd., subject to regulatory approvals. However, the mutual fund industries in these markets are highly attractive and through Eastspring Investments, we are able to take advantage of exciting growth opportunities.

We also continue to plan for the longer term by selectively investing in new countries where we see opportunities based on positive demographic trends. Our new life business in Cambodia has made a good start and the relationship with our distribution partner Acelda Bank is working well. We have also opened a representative office in Myanmar.

Distribution

PCA is well positioned in terms of its scale and diversity of distribution. Prudential’s team of almost 460,000 agents produce a majority of sales while the remainder comes mainly from partnership distribution agreements that include access to 15,700 active bank branches throughout the region. At the core of our distribution model is our appreciation of the importance of face-to-face interaction and the need to provide customers with high quality advice.

Our success with agency is driven by a relentless focus on quality and professionalism starting with the initial recruitment and training. We actively manage agency activity and agency productivity.

We have exclusive distribution agreements with a number of banks including SCB and UOB. In 2013 we also added Thanachart Bank, significantly increasing our distribution reach in Thailand. Success in bancassurance depends on the ability to activate relationships quickly and focus on long term customer solutions through in-branch, face-to-face advice based selling.

On 12 March 2014, the Group announced that it had entered into a new agreement expanding the term and geographic scope of our strategic pan-Asian bancassurance partnership with Standard Chartered PLC. The new 15-year agreement, which covers 11 markets and will commence on 1 July 2014, deepens a relationship that was first established in 1998 and has become the most successful and enduring pan-regional bancassurance partnership in Asia.

Under the terms of the new agreement, a wide range of Prudential’s life insurance products will be exclusively distributed through Standard Chartered branches in 9 markets—Hong Kong, Singapore, Indonesia, Thailand, Malaysia, the Philippines, Vietnam, India and Taiwan—subject to applicable regulations in each country. In China and South Korea, Standard Chartered will distribute Prudential’s life insurance products on a preferred basis. Prudential and Standard Chartered have also agreed to explore additional opportunities to collaborate, in due course, elsewhere in Asia and in Africa, subject to existing exclusivity arrangements and regulatory restrictions.

Products

The life insurance products offered by Prudential in Asia include with-profits (participating) and non-participating term, whole life and endowment and unit-linked policies often combined with protection riders and typically with regular premium payments. Prudential in Asia also offers health, disablement, critical illness and accident cover to supplement its core life products.

Our product portfolio is centred around providing a robust financial safety net to customers at a reasonable cost. The product mix reflects this with around 1/3 of premiums directed to Health and Protection products, 1/3 to unit linked products and 1/3 to Participating products. This profile shows that we are de-risking our customers’ lives whilst also de-risking the business from the shareholders’ perspective.

It is part of our strategy to focus on regular premium products which allow our customers to invest over the long term and smooth the impact of timing on their investment returns. We aim to make most of our sales as regular premiums and the proportion of regular premium has been consistently high, which ensures the profitability and resilience of our growing in-force book. Although single premium products can provide appropriate opportunities for customers with lump sums, we believe that regular premium policies with protection riders best meet the majority of our customers’ needs.

Unit-linked products combine savings with protection, with the cash value of the policy depending on the value of the underlying unitised funds. At the end of 2013, Prudential is offering unit-linked products in all markets except Cambodia. However, given the recent volatility in the financial markets, we have seen a shift towards non linked products. With unit-linked products, shareholders receive the profits arising from managing the policy, its investments and the insurance risk. Policyholders within the underlying unitised fund receive investment gains.

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

In Malaysia and Indonesia, Prudential also offers life insurance policies that comply with Islamic principles known as Takaful. The main principles are that policyholders co-operate amongst themselves for the common good, uncertainty is eliminated in respect of subscription and compensation and there is no investment in prohibited areas such as gambling or alcohol.

In addition to providing value directly to our customers through our products and services, we aim to provide wider benefits to the community where we operate.

During 2013, Prudential extended its highly successful children’s financial literacy programme, ‘Cha-Ching’; for example, this has now been adopted in the Philippines as part of the school curriculum.

In April 2013, the Prudence Foundation, announced a series of 4 multi-country programmes in partnership with Save the Children and Plan International with two main objectives: to enable communities to better cope with disasters and to help children receive a better start to their education through the First Read initiative. More than 170,000 people in Cambodia, Indonesia, the Philippines, Thailand and Vietnam are expected to benefit from these programmes over a three-year period.

In November 2013, the Philippines suffered one of the worst disasters in its history, Typhoon Haiyan. Prudential have mobilised resources and committed to provide US$2 million (£1.25 million) to the immediate disaster relief and longer-term community-rebuilding efforts.

New Business Premiums

In 2013, total sales of insurance products were £4,047 million, up 22 per cent from 2012 (£3,308 million). Of this amount, regular premium insurance sales increased 10 per cent to £1,911 million and single premium insurance sales increased 36 per cent to £2,136 million.

The following table shows Prudential’s Asian life insurance new business premiums by territory for the periods indicated. In this table, ‘Other Countries’ includes Thailand, the Philippines, Vietnam and Cambodia.

Single premiums	2013 £m	2012 £m	2011 £m
Singapore	571	399	371
Hong Kong	326	157	180
Malaysia	114	98	79
Taiwan	102	172	217
Korea	311	94	71
China (Prudential’s 50% interest in joint venture with CITIC)	114	37	46
Indonesia	303	359	250
India (Prudential’s 26% interest in joint venture with ICICI)	34	67	135
Other countries	261	185	107

Total	2,136	1,568	1,456

Regular premiums	2013 £m	2012 £m	2011 £m
Singapore	304	261	198
Hong Kong	455	380	313
Malaysia	197	208	215
Taiwan	107	138	126
Korea	82	86	94
China (Prudential’s 50% interest in joint venture with CITIC)	71	53	54
Indonesia	445	410	338
India (Prudential’s 26% interest in joint venture with ICICI)	100	96	88
Other countries	150	108	88

Total	1,911	1,740	1,514

	2013 £m	2012 £m	2011 £m
Total	4,047	3,308	2,970

Eastspring Investments

Eastspring Investments, Prudential’s asset management business in Asia, has two types of client, Prudential’s Asia, UK and US life companies and also has a broad base of third-party retail and institutional clients. It has recently extended its distribution reach to the US and Europe. Eastspring Investments was awarded the ‘Best Asset Management Company of the Year—South-east Asia’ at The Asset Triple A Investor and Fund Management Awards 2013. Eastspring Investments also received multiple accolades for its investment capabilities, including five fund managers across four markets were rated top 10 ‘2013 Most Astute Investors in Asian currency bonds’ by The Asset Benchmark Research and the business in Malaysia was also named ‘Best Group in Equity’ by The Edge Lipper Malaysia Fund Awards 2014.

Distribution

In order to capitalise on the sizeable opportunities in Asia’s retail financial services market, Eastspring Investments maintained its focus on building a strong third-party customer retail franchise. The customer proposition is driven by Eastspring Investments’ investment capabilities, which enable it to develop innovative product suites, and distribute them through diverse channels including regional banks, local banks, private banks, and securities houses and an internal sales force.

The mutual fund industry continues to diversify its investments, with expectations for a significant increase in net flows over the coming years. Bank distribution continues to be important in most markets in Asia, with Prudential having established strong relationships with both regional and local banks and placing significant emphasis on providing good service. Prudential’s Asian asset management business is also growing its third party institutional and pension fund management business.

Products

Eastspring Investments offers mutual fund investment products in India, Taiwan, Japan, Singapore, Malaysia, Hong Kong, Korea, Vietnam, China and Indonesia, thus enabling customers to participate in debt, equity and money market investments across the region.

Markets in Asia remained challenging in 2013. Equity funds struggled to gain traction due to poor investor sentiment in the face of weak macroeconomic signals. Fixed income and regular yield products remained in favour.

Net flows and funds under management

Eastspring Investments levies transaction charges (initial and surrender depending on the type of fund and the length of the investment) and also a service charge based on assets under management. The charges vary by country and fund, with money market style funds generally having the lowest charges and equity funds the highest.

Total funds under management (FUM) reached £59.9 billion at the end of 2013 (2012: £58.1 billion: 2011: £50.3 billion) representing a 3 per cent increase from a year ago on the back of strong net inflows and positive market movements offset by currency weakness compared to sterling, while net third party inflows (excluding MMF) of £1,575 million were driven by net inflows in India, Japan, Taiwan and Korea.

US Business

Prudential conducts its US insurance operations through Jackson National Life Insurance Company (‘Jackson’) and its subsidiaries, including Curian Capital, LLC (‘Curian’), a registered investment adviser. The US operations also include PPM America, Inc. (‘PPMA’), Prudential’s US internal and institutional investment management operation, and National Planning Holdings, Inc. (‘NPH’), Prudential’s US affiliated independent broker dealer network As at 31 December 2013, Prudential’s US operations had more than 4.2 million policies and contracts in effect and PPMA managed approximately £62.9 billion of assets. In 2013, new business premiums totaled £15,712 million.

Jackson

Jackson is a leading provider of retirement income and savings solutions in the mass and mass-affluent segments of the US market, primarily to retirees and those planning for retirement. It offers tools that help people plan for their retirement, and offers products with specialised features and guarantees to meet customers’ needs. By seeking to add value to both the representatives who sell Jackson products, and to their customers, Jackson has built a strong position in the US retirement savings and income market with an almost seven-fold increase in variable annuity sales over the past decade. Over the same period, Jackson improved its total annuity market share from 2.5 per cent in 2003 to 10.4 per cent in 2013 and moved from 13th in total annuity sales to 1st(7).

(7)	Source: Third Quarter 2013 Life Insurance and Market Research Association.

Jackson’s strategy remains focused on providing value to its customers and driving shareholder value while operating within a conservative risk management framework. This approach has enabled Jackson to successfully navigate the significant macroeconomic and financial market challenges of the last six years and ensured a continuation of strong performance in 2013.

Jackson’s long-term strategy consists of capitalising on the profitable growth opportunities created by the demands for retirement income products due to the demographic transitions within the world’s largest retirement market. Jackson takes a disciplined approach to this opportunity by leveraging its distinctive distribution capabilities and asset liability management expertise to offer prudently priced annuity products aligned with its risk appetite. Jackson continues to see strong consumer demand for its products and will continue to drive product innovation as a way of meeting the needs of customers and generating shareholder value. With a long-term focus on balancing the needs of multiple stakeholders, Jackson has forged a solid reputation among advisers for financial stability, innovative products solutions and market leading wholesale support. Jackson’s relentless pursuit of excellence has earned it a leading position within the industry.

In 2013, Jackson delivered higher retail sales than in 2012 and had modest production of institutional sales. Retail annuity net flows benefited from increased sales and low levels of surrender activity.

We believe that Jackson continues to be one of the most efficient operations within the US life insurance market in terms of statutory general expenses to average assets. This efficiency has been delivered while maintaining world class standards of customer service for Jackson’s contract holders.

NPH is Jackson’s affiliated independent broker dealer network. The business is comprised of four broker dealer firms, including INVEST Financial Corporation, Investment Centers of America, Inc, National Planning Corporation and SII Investments, Inc. NPH continues to grow its business and revenue per representative. By utilising high-quality, state-of-the-art technology, NPH provides advisers the tools they need to operate their practices more efficiently. At the same time, through its relationship with NPH, Jackson continues to benefit from an important retail distribution outlet, while also receiving valuable insight into the needs of financial advisers and their clients.

Curian provides innovative fee-based separately managed accounts and investment products to advisers through a sophisticated technology platform. Curian expands Jackson’s access to advisers while also complementing Jackson’s core annuity product lines with Curian’s retail asset management products.

Products

Jackson develops and distributes products that address the retirement needs of its customers through various market cycles. These include variable annuities, fixed interest rate annuities, fixed index annuities, immediate annuities and separately managed accounts. As would be expected in the current historically low interest rate environment, variable annuities continue to outsell fixed rate products. The main attraction of a variable annuity product is the optional lifetime guarantee where customers can access a stream of payments with downside protection while still being able to invest in a broad range of assets as well as the benefit of tax deferral on the investment growth within the product. The breadth of Jackson’s product offering, strength of its distribution relationships and its ability to maintain financial stability through the crisis and remain as a consistent presence within the market has resulted in Jackson being the number one(8) writer of variable annuities in the US.

(8)	Based on total annuity sales, LIMRA US Individual Annuities Sales Survey Participant’s Report as of 30 September 2013.

The following table shows total new business premiums in the United States by product line and distribution channel for the periods indicated. Total new business premiums include Jackson’s deposits for investment contracts with limited or no life contingencies.

	Year Ended 31 December £m
	2013	2012	2011
By Product
Annuities
Fixed annuities
Fixed interest rate	533	550	441
Fixed index	907	1,094	934
Immediate	22	31	31
Variable annuities	13,380	12,445	10,909

Total	14,842	14,120	12,315

Life insurance	2	17	29

Institutional products
GICs, funding agreements and Federal Home Loan Bank of Indianapolis (FHLBI) funding agreements	868	379	237

Total	15,712	14,516	12,581

By Distribution Channel
Independent broker dealer	8,717	8,319	7,471
Bank	3,053	2,705	2,135
Regional broker dealer	2,527	2,421	2,075
Independent insurance agents	546	682	643
Institutional products	868	379	237
Captive agents	1	10	20

Total	15,712	14,516	12,581

Of the total new business premiums of £15,712 million in 2013 (2012: £14,516 million; 2011:£12,581 million), £14,842 million (2012: £14,125 million; 2011: £12,325 million) were single premiums, £2 million 2012: £12 million; 2011: £19 million) were regular premiums and £868 million (2012: £379 million; 2011: £237 million) were institutional product premiums.

Annuities

Fixed Annuities

Fixed Interest Rate Annuities

In 2013, fixed interest rate annuities accounted for 3 per cent (2012: 4 per cent) of total new business premiums and 10 per cent (2012: 13 per cent) of policy and contract liabilities of the US operations. Fixed interest rate annuities are primarily deferred annuity products that are used for asset accumulation in retirement planning and for providing income in retirement. They permit tax-deferred accumulation of funds and flexible payout options.

The contract holder of a fixed interest rate annuity pays Jackson a premium, which is credited to the contract holder’s account. Periodically, interest is credited to the contract holder’s account and in some cases administrative charges are deducted from the contract holder’s account. Jackson makes benefit payments at a future date as specified in the policy based on the value of the contract holder’s account at that date. On more than 84 per cent (2012: 83 per cent) of in-force business, Jackson may reset the interest rate on each contract anniversary, subject to a guaranteed minimum, in line with state regulations. When the annuity matures, Jackson either pays the contract holder the amount in the contract holder account or begins making payments to the contract holder in the form of an immediate annuity product. This latter product is similar to a UK annuity in payment.

At 31 December 2013, Jackson had fixed interest rate annuities totalling £11.2 billion (US$18.5 billion) (2012: £11.7 billion (US$19.0 billion)) in account value with minimum guaranteed rates ranging from 1.0 per cent to 5.5 per cent and a 3.05 per cent average guaranteed rate (2012: 1.0 per cent to 5.5 per cent and a 3.09 per cent average guaranteed rate).

Fixed interest rate annuities are subject to early surrender charges for the first six to nine years of the contract. In addition, the contract may be subject to a market value adjustment at the time of surrender. During the surrender charge period, the contract holder may cancel the contract for the surrender value. Jackson’s profits on fixed interest rate annuities arise primarily from the spread between the return it earns on investments and the interest credited to the contract holder’s account, less expenses. The fixed interest rate annuity portfolio could be impacted by the continued low interest rate environment as lower crediting rates could result in increased surrenders and lower sales if customers seek alternative investment opportunities.

Approximately 50 per cent (2012: 50 per cent) of the fixed interest rate annuities Jackson wrote in 2013 provide for a market value adjustment (‘MVA’) that could be positive or negative on surrenders in the surrender period of the policy. This formula-based adjustment approximates the change in value that assets supporting the product would realise as interest rates move up or down. The minimum guaranteed rate is not affected by this adjustment. While the MVA feature minimizes the surrender risk associated with certain fixed interest rate annuities, Jackson still bears a portion of the surrender risk on policies without this feature, and the investment risk on all fixed interest rate annuities.

Fixed Index Annuities

Fixed index annuities accounted for 6 per cent (2012: 7 per cent) of total new business premiums in 2013 and 7 per cent (2012: 8 per cent) of Jackson’s policy and contract liabilities. Fixed index annuities vary in structure, but generally are deferred annuities that enable the contract holder to obtain a portion of an equity-linked return (based on participation rates and caps) but provide a guaranteed minimum return. These guaranteed minimum rates are generally set at 1.0 per cent to 3.0 per cent on index funds. Jackson had fixed index annuities allocated to index funds totalling £6.1 billion (US$10.2 billion) (2012: £5.6 billion (US$9.2 billion)) in account value with minimum guaranteed rates on index accounts ranging from 1.0 per cent to 3.0 per cent and a 1.85 per cent average guaranteed rate (2012: 1.0 per cent to 3.0 per cent and a 1.82 per cent average guarantee rate). Jackson also offers fixed interest accounts on some fixed index annuity products. Fixed interest accounts on fixed index annuities totalled £1.5 billion (US$2.5 billion) (2012: £1.5 billion (US$2.3 billion)) in account value with minimum guaranteed rates ranging from 1.0 per cent to 3.0 per cent and a 2.56 per cent average guaranteed rate (2012: 1.0 per cent to 3.0 per cent and a 2.53 per cent average guarantee rate).

Jackson’s profit arises from the investment income earned and the fees charged on the contract, less the expenses incurred, which include the costs of hedging the equity component of the interest credited to the contract. Fixed index annuities are subject to early surrender charges for the first five to 12 years of the contract. During the surrender charge period, the contract holder may cancel the contract for the surrender value.

Jackson hedges the equity return risk on fixed index products using futures and options linked to the relevant index as well as through offsetting equity exposure in the variable annuity product. The cost of these hedges is taken into account in setting the index participation rates or caps. Jackson bears the investment risk and a portion of the surrender risk on these products.

Immediate Annuities

In 2013, immediate annuities accounted for less than one per cent (2012: less than one per cent) of total new business premiums and one per cent (2012: one per cent) of Jackson’s policy and contract liabilities. Immediate annuities guarantee a series of payments beginning within a year of purchase and continuing over either a fixed period of years and/or the life of the contract holder. If the term is for the life of the contract holder, then Jackson’s primary risks are mortality and reinvestment risk. This product is generally used to provide a guaranteed amount of income for contract holders and is used both in planning for retirement and in retirement itself. The implicit interest rate on these products is based on the market conditions that exist at the time the policy is issued and is guaranteed for the term of the annuity.

Variable Annuities

In 2013, variable annuities accounted for 85 per cent (2012: 86 per cent) of total new business premiums and 65 per cent (2012: 60 per cent) of Jackson’s policy and contract liabilities. Variable annuities are deferred annuities that have the same tax advantages and payout options as fixed interest rate and fixed index annuities. They are also used for asset accumulation in retirement planning and to provide income in retirement.

The contract holder can allocate the premiums between a variety of variable sub-accounts with a choice of fund managers and/or a guaranteed fixed interest rate option. The contract holder’s premiums allocated to the variable accounts are held apart from Jackson’s general account assets, in a separate account, which is analogous to a unit-linked fund. The value of the portion of the separate account allocated to variable sub-accounts fluctuates with the underlying investments. Variable annuities are subject to early surrender charges for the first four to nine years of the contract. During the surrender charge period, the contract holder may cancel the contract for the surrender value. Jackson offers one variable annuity that has no surrender charges.

At 31 December 2013, Jackson had fixed interest rate accounts within variable annuities totalling £4.2 billion (US$7.0 billion) (2012: £4.3 billion (US$7.0 billion)) in account value with minimum guaranteed rates ranging from 1.0 per cent to 3.0 per cent and a 1.85 per cent average guaranteed rate (2012: 1.0 per cent to 3.0 per cent and a 1.89 per cent average guarantee rate).

Jackson offers a choice of guaranteed benefit options within its variable annuity product portfolio, which customers can elect and pay for. These include the guaranteed minimum death benefits (‘GMDB’), which guarantee that, upon death of the owner, the beneficiary receives a minimum value regardless of past market performance. These guaranteed death benefits might be expressed as the return of original premium, the highest past anniversary value of the contract, or as the original premium accumulated at a fixed rate of interest. In addition, there are three other types of guarantees: guaranteed minimum withdrawal benefits (‘GMWB’), guaranteed minimum accumulation benefits (‘GMAB’) and guaranteed minimum income benefits (‘GMIB’). GMWBs provide a guaranteed return of the principal invested by allowing for periodic withdrawals that are limited to a maximum percentage of the initial premium. One version of the GMWBs provides for a minimum annual withdrawal amount that is guaranteed for the contract holder’s life without annuitisation. GMABs generally provide a guarantee for a return of a certain amount of principal after a specified period. Jackson stopped offering the GMAB in 2011. GMIBs provide for a minimum level of benefits upon annuitisation regardless of the value of the investments underlying the contract at the time of annuitisation. Jackson no longer offers GMIBs, with existing coverage being substantially reinsured with an unaffiliated reinsurer.

As the investment return on the separate account assets is attributed directly to the contract holders, Jackson’s profit arises from the fees charged on the contracts, less the expenses incurred, which include the costs of hedging and eventual payment of any guaranteed benefits. In addition to being a profitable book of business in its own right, the variable annuity book also provides an opportunity to utilise the offsetting equity risk among various lines of business to effectively manage Jackson’s equity exposure. Jackson believes that the internal management of equity risk coupled with the utilisation of external derivative instruments where necessary, continues to provide a cost-effective method of managing equity exposure.

Profits in the variable annuity book of business will continue to be subject to the impact of market movements on both sales and allocations to the variable accounts and the effects of the economic hedging programme. Hedging is conducted based on an economic approach so the nature and duration of the hedging instruments, which are recorded at fair value through the income statement, will fluctuate and produce some accounting volatility.

Jackson launched Elite Access in March 2012. Elite Access is a variable annuity without guarantees, offering customers tax deferred growth and access to a wide range of alternative investments. Less than two years after its launch, Elite Access is the eighth best-selling variable annuity product in the US. As of third quarter 2013, Jackson offers three of the top ten best-selling variable annuity products in the industry.

The success of Elite Access has helped increase the diversification of Jackson’s product mix with a substantial portion of its 2013 variable annuities sales not featuring living benefit guarantees. Sales of variable annuities with living benefit guarantees are at their lowest since 2008.

Aggregate distribution of account values

The table below shows the distribution of account values for fixed annuities (fixed interest rate and fixed index) and variable annuities fixed options within the range of minimum guaranteed interest rates as described above as at 31 December 2013 and 2012:

	Account value £m
Minimum guaranteed interest rates—annuities	2013	2012
1.0%	3,012	2,534
> 1.0% - 2.0%	8,349	8,374
> 2.0% - 3.0%	8,867	9,174
> 3.0% - 4.0%	1,163	1,236
> 4.0% - 5.0%	1,460	1,518
> 5.0% - 5.5%	197	209

Total	23,048	23,045

Life Insurance

Background

Jackson’s life insurance products accounted for less than one per cent (2012: less than one per cent) of the total new business premiums and 14 per cent (2012: 15 per cent) of Jackson’s policy and contract liabilities in 2013. Jackson discontinued new sales of life insurance products effective 1 August 2012, but increased its life insurance products book when it acquired REALIC in September 2012. Life products include term life and interest sensitive life (universal life and variable universal life.) Term life provides protection for a defined period and a benefit that is payable to a designated beneficiary upon death of the insured. Universal life provides permanent individual life insurance for the life of the insured and includes a savings element. Variable universal life is a type of life insurance policy that combines death benefit protection with the ability for the contract holder account to be invested in separate account funds. Jackson’s life insurance book has delivered consistent profitability, driven primarily by positive mortality and persistency experience.

Aggregate distribution of account values

At 31 December 2013, Jackson had interest-sensitive life business in force with total account value of £5.7 billion (US$9.5 billion) (2012: £6.0 billion (US$9.7 billion)), with minimum guaranteed interest rates ranging from 2.5 per cent to 6.0 per cent with a 4.65 per cent average guaranteed rate (2012: 2.5 per cent to 6.0 per cent with a 4.67 per cent average guaranteed rate). The table below shows the distribution of the interest-sensitive life business’ account values within this range of minimum guaranteed interest rates as at 31 December 2013 and 2012:

	Account value £m
Minimum guaranteed interest rates	2013	2012
> 2.0% - 3.0%	182	183
> 3.0% - 4.0%	2,182	2,141
> 4.0% - 5.0%	1,908	2,097
> 5.0%	1,456	1,550

Total	5,728	5,971

Institutional Products

Institutional products consist of traditional guaranteed investment contracts (‘GICs’), funding agreements (including agreements issued in conjunction with Jackson’s participation in the US Federal Home Loan Bank of Indianapolis (‘FHLBI’) programme) and medium-term note funding agreements. In 2013, institutional products accounted for 6 per cent (2012: 3 per cent) of total new business premiums and 3 per cent (2012: 3 per cent) of Jackson’s policy and contract liabilities. Jackson sold no institutional products during 2011, as available capital was directed to support higher margin variable annuity sales. In 2013 and 2012, Jackson re-entered the institutional market on a limited and selective basis, taking advantage of high returns available at particular times during the year. The GICs are marketed by the institutional products department to defined contribution pension and profit sharing retirement plans. Funding agreements are marketed to institutional investors, including corporate cash accounts and securities lending funds, as well as money market funds, and are issued to the FHLBI in connection with its programme. Jackson makes its profit on the spread between the yield on its investments and the interest rate credited to contract holders.

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

Jackson sells GICs to retirement plans, in particular 401(k) plans. The traditional GIC market is extremely competitive, due in part to competition from synthetic GICs, which Jackson does not sell.

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

Typically, brokerage accounts and money market mutual funds are required to invest a portion of their funds in cash or cash equivalents to ensure sufficient liquidity to meet their customers’ requirements. The funding agreements permit termination by the contract holder on seven to 90 days notice, and thus qualify as cash equivalents for the clients’ purposes. In 2013 and 2012, there were no funding agreements terminable by the contract holder with less than 90 days notice.

Jackson is a member of the FHLBI. Membership allows Jackson access to advances from FHLBI that are collateralised by mortgage related assets in Jackson’s investment portfolio. These advances are in the form of funding agreements issued to FHLBI.

Medium Term Note Funding Agreements

Jackson has also established European and global medium-term note programs. The notes offered may be denominated in any currency with a fixed or floating interest rate. Notes are issued to institutional investors by a special purpose vehicle and are secured by funding agreements issued by Jackson. In September 2013, Jackson’s medium-term note program re-opened with sales of £224 million.

Distribution and Marketing

Jackson distributes products in all 50 states of the United States and in the District of Columbia, although not all products are available in all states. Operations in the state of New York are conducted through a New York insurance subsidiary. Jackson markets its retail products primarily through advice based distribution channels, including independent agents, independent broker-dealer firms, regional broker-dealers, and wirehouses, banks and registered investment advisers. Through August 2012, Jackson also marketed life insurance and fixed annuity products through its captive insurance agency.

Jackson focuses on independent distribution systems and supports its network of independent agents and advisers with education and training programs.

Jackson’s distribution teams set it apart from competitors within the markets in which Jackson competes. Jackson’s wholesaling force is the largest in the industry, supporting thousands of advisers across multiple channels and distribution outlets. Jackson’s wholesalers provide extensive training to these advisers.

Independent Agents and Broker Dealers

Jackson’s subsidiary, Jackson National Life Distributors, LLC (‘JNLD’), is the primary marketing and distribution organisation for Jackson’s annuities. The fixed annuity products are distributed through independent agents located throughout the United States. These approximately 20,000 appointed insurance agents or brokers at 31 December 2013, who also may represent other companies, are supported with marketing materials and multi media presentations to help advisers choose the right solutions for their clients’ individual financial situations. JNLD generally deals directly with writing agents and brokers thereby eliminating intermediaries, such as general agents. This distribution channel has enabled Jackson to generate significant volumes of business on a low, variable cost basis.

JNLD’s wholesalers meet directly with independent broker dealers and financial planners and are supported by an extensive internal sales staff. At 31 December 2013, Jackson had active selling agreements with independent broker dealer organisations throughout the United States providing access to more than 64,500 appointed agents. Jackson provides training for its broker dealers and also provides them with product information and sales materials.

Regional Broker Dealers

JNLD’s Regional Broker Dealer (‘RBD’) team provides dedicated service and support to regional brokerage firms and wirehouses. Regional broker dealers are a hybrid between independent broker dealers and wirehouses. Like representatives who work for wirehouses, financial representatives at regional broker dealers are actual employees of the firm. However, unlike wirehouses, RBD firms have limited institutional investment banking services. The RBD team develops relationships with regional firms throughout the US and provides customised materials and support to meet their specialised advisory needs.

Jackson’s RBD team also provides support for the wirehouse channel, which produced £1.9 billion of premium in 2013.

Jackson’s RBD team supports more than 36,400 representatives in regional broker dealers and wirehouses.

Banks, Credit Unions and Other Financial Institutions

Jackson’s Institutional Marketing Group distributes annuity products through banks, credit unions and other financial institutions and through third party marketing organisations that serve these institutions. Jackson is a leading provider of annuities offered through banks and credit unions and at 31 December 2013 had access to more than 34,500 financial institution representatives through existing relationships with banks and credit unions. Jackson has established distribution relationships with medium sized regional banks, which it believes are unlikely to develop their own insurance product capability.

Independent Broker Dealers

Jackson’s retail distribution is managed by Prudential’s independent broker dealer network, NPH, which is described in more detail above. NPH had more than 3,500 registered representatives at the end of 2013.

Institutional Products Department

Jackson markets its institutional products through its institutional products department. It has direct contacts with banks, municipalities, asset management firms and direct plan sponsors. Institutional products are distributed and marketed through intermediaries to these groups.

Captive Agency

In connection with the acquisition of Life of Georgia in 2005, Jackson established the JNL Southeast Agency (‘JNLSA’), the company’s first captive agency since 1970. JNLSA was formed to help retain the Life of Georgia book of business and to create a new distribution channel for Jackson’s life insurance. In conjunction with Jackson’s withdrawal from retail life insurance sales, this agency was terminated in 2012.

Registered Investment Adviser

As described above, Curian is Jackson’s registered investment adviser channel.

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

Curian’s sales, not included in Jackson’s premiums and deposits, totalled £1,747 million and £1,550 million in 2013 and 2012, respectively.

Factors Affecting Pricing of Products and Asset Liability Management

Jackson prices products based on a variety of assumptions including, but not limited to, mortality, investment yields, expenses and contract holder behavior. Pricing is influenced by Jackson’s objectives for return on capital and by competition. Although Jackson includes a profit margin in the price of its products, the variation between the assumptions and actual experience can result in the products being more or less profitable than originally assumed. This variation can be significant.

Jackson designs its interest sensitive products and conducts its investment operations to match closely the duration of the assets in its investment portfolio with the annuity, life, and guaranteed investment contract product obligations. Jackson seeks to achieve a target spread between what it earns on its assets and what it pays on its liabilities by investing principally in fixed-rate securities. Jackson also enters into options and futures contracts to hedge equity related movements in its products.

Jackson segregates its investment portfolio for certain investment management purposes, and as part of its overall investment strategy, into four portfolios: life and fixed annuities without market value adjustment, fixed annuities with market value adjustment, fixed index annuities and institutional liabilities. The portfolios backing life and fixed annuities with and without market value adjustments and the fixed index annuities have similar characteristics and differ primarily in duration. The portfolio backing the institutional liabilities has its own mix of investments that meet more limited duration tolerances. Consequently, the institutional portfolio is managed to permit less interest rate sensitivity and has limited exposure to mortgage backed securities. At 31 December 2013, three per cent of the institutional portfolio was invested in residential mortgage backed securities.

The fixed-rate products may incorporate surrender charges, market value adjustments, two-tiered interest rate structures or other limitations relating to when policies can be surrendered for cash, in order to encourage persistency. As of 31 December 2013, 65 per cent of Jackson’s fixed annuity reserves had surrender penalties or other withdrawal restrictions. Substantially all of the institutional portfolio had withdrawal restrictions or market value adjustment provisions.

Fixed index annuities issued by Jackson also include an equity component that is hedged using equity options and futures contracts issued on the corresponding exchange. The equity component of these annuities constitutes an embedded derivative under IAS 39 ‘Financial Instruments: Recognition and Measurement’ that is carried at fair value, as are other derivative instruments.

Guaranteed benefits issued by Jackson in connection with the sales of variable annuity contracts expose Jackson to equity risk as the benefits generally become payable when equity markets decline and contract values fall below the guaranteed amount. As discussed previously, the liability for certain of these benefits are carried at fair value under IAS 39 with changes in fair value recorded in income. Jackson hedges the tail risk associated with the equity exposure using equity options and futures contracts, which are also carried at fair value under IAS 39. Jackson seeks to hedge the economic risk associated with these contracts and, therefore, has not explicitly hedged its fair value risk. In addition, certain benefits have mortality risk and are therefore precluded from being carried at fair value. As a result of these factors, the income statement may include a timing mismatch related to changes in fair value. However, as demonstrated during the economic crisis, subsequent rebound and recent volatility in the equity markets, Jackson’s hedges have effectively operated as designed.

Reserves

Except for certain non-insurance deposit-type accounts and as allowed under IFRS, Jackson uses reserves established on a grandfathered US GAAP basis as the basis for consolidation into Prudential’s IFRS accounts.

For the fixed and variable annuity contracts and institutional products, the reserve is the contract holder’s account value. For the immediate annuities, reserves are determined as the present value of future policy benefits. Mortality assumptions are based on the 1983 Individual Annuitant Mortality Table and the Annuity 2000 Mortality Table for newer issues. Interest rate assumptions currently range from one per cent to five and a half per cent.

The IFRS accounting for guarantees on Jackson’s variable annuity contracts has a mixed measurement approach due to requirements of the accounting guidance. GMWB ‘not for life’ contract features are fair valued under IAS 39 and current US GAAP for embedded derivatives, with a capping feature to prevent early anticipation of expected fees for guarantees. However, the GMDB and GMWB ‘for life’ blocks of business are accounted for under US GAAP guidance related to valuing life-contingent guarantees, which does not, and is not intended to, fair value the liabilities.

For the traditional term life contracts, reserves for future policy benefits are determined using the net level premium method and assumptions as to mortality, interest, policy persistency and expenses. Mortality assumptions generally range from 25 per cent to 175 per cent of the 1975-1980 Basic Select and Ultimate tables, depending on underwriting classification and policy duration. Interest rate assumptions range from two and one half per cent to six per cent. Persistency and expense assumptions are based on Jackson’s experience.

For the interest sensitive and single premium life contracts, reserves approximate the contract holder’s account value.

Reinsurance

Jackson reinsures portions of the coverage provided by its life insurance products with other insurance companies under agreements of indemnity reinsurance. Indemnity reinsurance agreements are intended to limit a life insurer’s maximum loss on a large or unusually hazardous risk or to obtain a greater diversification of risk for the life insurer. Indemnity reinsurance does not discharge the original insurer’s primary liability to the insured. Jackson’s reinsured business is ceded to numerous unaffiliated reinsurers and the amount of reserves ceded to any one reinsurer is not material to Jackson’s overall financial position. Typically, the reinsurers have an AM Best Co rating of A or higher.

As a condition to the REALIC acquisition and after receipt of all required regulatory approvals, REALIC entered into three retrocession reinsurance agreements with Swiss Re. Pursuant to these reinsurance agreements, REALIC ceded to Swiss Re on a 100 per cent coinsurance basis certain blocks of business written or assumed by REALIC. The effective date of the three retrocession agreements was 1 July 2012. In addition and pursuant to these reinsurance agreements, Jackson holds certain assets, primarily in the form of policy loans and fixed maturities, as collateral. This collateral is reported as a funds held liability. The three retrocession agreements are further collateralized (total collateral exceeds the reinsurance recoverable) by Swiss Re assets held in trust accounts.

At 31 December 2013, Jackson’s largest amount ceded to one reinsurer totalled £4.4 billion, which is primarily related to the retrocession reinsurance arrangements.

Jackson typically ceded 90 per cent of level premium term products. Jackson discontinued new sales of life insurance products effective 1 August 2012.

Jackson cedes the guaranteed minimum income benefit previously offered on variable annuities to an unaffiliated reinsurer.

Policy administration

Jackson provides a high level of administrative support for both new and existing contract holders. Jackson’s ability to implement new products quickly and provide quality customer service is supported by integrated computer systems that issue and administer complex life insurance and annuity contracts. Jackson continues to develop its fixed and variable annuity administration systems to enhance the service capabilities for both new and existing customers. The REALIC business is currently administered by several third party administrators.

PPM America

PPMA is Prudential’s US institutional investment management operation, with its primary offices in Chicago and New York. PPMA manages assets for Prudential’s US, UK and Asian affiliates. PPMA provides affiliated and unaffiliated institutional clients with investment services including managing assets for separate accounts, US mutual funds and similar foreign pooled investment vehicles, a collateralised loan obligation and private equity funds. PPMA’s strategy is focused on managing existing assets effectively, maximising the benefits derived from synergies with our international asset management affiliates, and leveraging investment management capabilities across the Group. PPMA also pursues third-party mandates on an opportunistic basis.

UK Business

Introduction

As at 31 December 2013, Prudential’s UK business was structured into two business units, each focusing on its respective target customer markets. The Prudential’s UK business units are Prudential UK & Europe (Prudential UK&E, being the insurance operations) and M&G (being the asset management business).

In 2013, Prudential’s UK business generated new business insurance premiums of £5,341 million and gross investment inflows of £40,832 million. At 31 December 2013, M&G had £244 billion of funds under management.

Prudential UK & Europe business overview

The UK market is characterised by an ageing population and a concentration of wealth in the 50+ age group, many of whom have built up substantial pension funds in employer-sponsored schemes and require help to convert their wealth into sustainable lifetime income. In contrast the next generation of savers are typically under-funded as the responsibility for retirement provision has shifted substantially away from government and employers towards the individual. These customers, and helping them accumulate savings, constitutes a significant opportunity for long-term savings and retirement income providers at a time when the ability of the state to intervene is significantly diminished.

With a pedigree stretching back more than 165 years the Prudential UK business has built the foundation of the Group’s iconic brand and its cash, capital and credit ratings performance. Our approach in the UK is driven by a focus on providing long-term value to our customers based on our longevity experience, multi-asset investment capabilities and our financial strength. Our long-standing trusted brand favourably positions us to help risk-averse customers save with confidence and then to translate their accumulated wealth into dependable retirement income, through our range of market leading with-profits and annuity products. Our strong brand franchise has also been central to our successful health and protection associates—PruHealth and PruProtect.

We focus on those areas of the market where we are able to bring superior value to our customers and where we enjoy a competitive advantage, primarily in with-profits and annuities.

We continue to focus on meeting customer needs:

•	offering a range of ways to do business with us: through intermediaries; through our Prudential Financial Planning partners providing advice to customers in their homes; or by telephone and internet;

•	innovative products such as our Income Choice Annuity which provides an alternative to the traditional fixed income annuity and is especially attractive in a low-interest rate environment;

•	our market leading PruFund investment range with optional guarantees to suit customers’ attitude to risk; and

•	continuing to improve our service year-on-year for both customers and intermediaries. Prudential UK&E’s focus on continuing to deliver excellent customer service was recognised at the 2013 Financial Adviser Service Awards, where we retained our two 5-Star ratings in the Life & Pensions and Investment categories.

During 2013 we commenced sales operations in Poland, one of Europe’s fastest-growing economies, which has an expanding middle class and high savings rates. We have made a good start to the business, building an agency sales network of 481 financial planning consultants across 12 branches. The agency sales network will continue to be rolled out to other major Polish cities and towns during 2014.

In March 2014, the UK Government announced that from 2015 individuals over the age of 55 would be able to draw down their pension funds subject to income tax only at marginal rates on three-quarters of the funds, thereby removing the effective requirement to purchase an annuity. The implications of this proposed change are as yet uncertain, but may result in a significant reduction in consumer demand for new pension annuity business in the UK market. Prudential UK&E’s approach is to provide market-based solutions that give consumers choice and flexibility in the ways they save and draw down income in retirement and it intends to work with the government, regulators and other industry participants to seek to ensure that the new pensions system that emerges from the consultation period produces better outcomes for British savers. Alongside other market participants, we anticipate a disruption to sales, which could be significant, in the individual annuities market as the industry works with government to define the new pensions system. See also the “UK & Europe Products and profitability Pension Products” section below.

Prudential UK&E will continue to focus on its core strengths of with-profits and retirement solutions while utilising its highly regarded brand franchise in order to help its consumers transfer their accumulated wealth into dependable retirement income.

UK&E Products and profitability

Prudential UK&E’s long-term products consist of life insurance, pension products and pension annuities. In common with other UK long-term insurance companies, Prudential UK&E’s products are structured as either with-profits (or participating) products, or non-participating products including annuities in payment and unit-linked products. Depending on the structure, the level of shareholders’ interest in the value of policies and the related profit or loss varies.

With-profits policies are supported by a with-profits sub-fund and can be single premium (for example, Onshore Bonds) or regular premium (for example, certain pension products). Prudential UK&E’s primary with-profits sub-fund is part of The Prudential Assurance Company Limited (PAC)’s long-term fund. The return to shareholders on virtually all Prudential UK&E’s with-profits products is in the form of a statutory transfer to PAC shareholders’ funds. This is analogous to a dividend from PAC’s long-term fund, and is dependent upon the bonuses credited or declared on policies in that year. Prudential’s with-profits policyholders currently receive 90 per cent of the distribution from the main with-profits sub-fund as bonus additions to their policies, while shareholders receive 10 per cent as a statutory transfer.

We have a competitive advantage in with-profits and we are confident that demand will remain strong as customers continue to seek products which mitigate the volatility of the market, while still providing a steady return over the medium to long-term. In addition to our customers, our shareholders also continue to benefit from the steady performance of our with-profits based products and the cash they generate. The performance of our with-profits fund has allowed us to add an estimated £2 billion to with-profits policies in the year and policyholders will typically see year-on-year increases of between 5 per cent and 8 per cent in accumulating with-profits policy values over the past year.

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

The profits from almost all of the new non-participating business accrue solely to shareholders. Such business is written in the non-profit sub-fund within PAC’s long-term fund, or in various shareholder-owned direct or indirect subsidiaries. The most significant of these is Prudential Retirement Income Limited (PRIL), which writes conventional annuities including all new conventional annuities arising from vesting deferred annuity and personal pension policies in the with-profits sub-fund of PAC. There is also a substantial volume of in-force non-participating business in PAC’s with-profits sub-fund and that fund’s wholly owned subsidiary Prudential Annuities Limited (PAL), which is closed to new business. Profits from this business accrue to the with-profits sub-fund (WPSF). On 31 October 2012, we reinsured substantively all of the long-term insurance business of PAL to the WPSF.

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

Prudential UK&E has a well-established individual annuity business, sourced from maturing pension policy customers. The strength of our with-profits proposition also continues to drive good external demand for our Income Choice Annuity, which offers customers relatively attractive returns in the current sustained low interest rate environment, with the potential for income growth.

Prudential UK&E provides a comprehensive range of risk managed investments, including with-profits bonds and pensions, which continue to outperform competitors’ propositions. We will continue to develop our with-profits proposition, enhancing the range of investment choices available to policyholders and developing our presence in the Individual Savings Accounts (ISA) market.

Distribution

Retail financial services products are distributed face to face through independent financial advisers (IFAs) and restricted advisers, or directly by mail, telephone and over the internet. IFAs dominate the advice market and offer products from a range of insurance companies selected from the whole of the market. Restricted advisers do not need to select from the whole market and are typically tied to a single insurer or a small panel of insurers. Direct and e-commerce distribution methods are generally non-advised and therefore operate on a lower-cost basis than other distribution channels. Accordingly, products distributed directly are generally aimed at more simple financial planning needs.

The former FSA’s review of the retail distribution marketplace called the Retail Distribution Review (‘RDR’) came into force on 31 December 2012. One of the main aims of the RDR was to increase the level of professionalism within the financial advice market. Prudential supports this aim.

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

The advent of RDR has seen a significant structural shift away from the traditional routes to market such as bancassurance, which when combined with the reduction in the number of financial advisers operating in the UK, has resulted in lower access to advice, particularly for customers from lower wealth demographics. Our exposure to bancassurance was limited and we prepared well in anticipation of these changes through strengthening relationships with our chosen distribution partners and setting up our direct advice service, Prudential Financial Planning (PFP). We are strongly placed to remain a key and active provider in our chosen markets. The long term impact of the RDR remains uncertain but as expected FCA figures confirm that a drop in UK adviser numbers of around 20 per cent took place in the two year lead-up to RDR but then stabilised through 2013. The higher threshold to remain independent has seen an increased trend towards advisory firms moving to restricted advice models and the popularity of this model is expected to continue to grow. Typically these models see adviser firms limiting their range to smaller number of products and providers. Prudential is well placed in such models with distribution agreements already in place with a number of major advice firms.

Following the implementation of the RDR, retail investment sales in the market were generally down in 2013, although this was reflective in part of particularly strong market figures for retail investments in the second half of 2012 as advisers placed business ahead of the RDR changes. However, the effect of this reduction on the total Life and Pensions market has largely been offset by the impact of auto-enrolment in the group pensions market, which has driven large volumes of top line sales.

The Financial Conduct Authority’s Thematic Review into the UK annuity market, which ran throughout 2013, concluded in February 2014 with the announcement that it was launching a competition market study. Market studies are the FCA’s main tool for examining competition issues in the markets it regulates and allow it to look more broadly at a market to analyse how competition works today, and how it might develop. We continue to support both regulatory and other initiatives to improve consumer experience and outcomes.

In 2011-2013, Prudential UK&E’s new business premiums by channels are as follows:

	Year Ended 31 December £m
	2013	2012	2011
Individual Annuities:
Direct & Partnerships	284	297	328
Intermediated	488	653	241
Internal Vesting*	1,305	1,456	1,223

Total Individual Annuities	2,077	2,406	1,792
Other Products:
Direct & Partnerships	673	642	654
Intermediated	2,315	2,922	2,244
Wholesale	275	408	336

Total Other Products	3,263	3,972	3,234
DWP Rebates	1	115	104

Total New Business Premiums	5,341	6,493	5,130

*	Internal vesting business is classified as new business where the contracts include an open market option.

Direct and Partnerships

The direct distribution channel is primarily charged with increasing revenue from existing Prudential UK&E customers and retention of our existing customer base. Direct distribution channels include the telephone, mail and internet, and focus on annuities, investments, and protection and health products. Prudential UK&E’s direct advice service, Prudential Financial Planning (PFP), continues to establish its presence, focusing primarily on the financial planning needs of our existing direct customer base. By the end of 2013, two years from launch, adviser numbers reached 196.

Partnerships are primarily arrangements with other insurers whereby we offer our annuity products to their vesting pension customers.

In March 2013, the ABI code of conduct on retirement choices came into force and was implemented by Prudential. The code is designed to help customers make the most appropriate choices at retirement.

Intermediaries

In 2013 Prudential UK&E consolidated its position with major intermediary firms and maintained strong sales volumes through this channel in a challenging market. Alongside this, Prudential UK&E continues to work closely with its distribution partners in the development of their business models for the post-RDR environment and remains well placed to support the new emerging models which distributors are introducing to deal with the commercial challenges of RDR.

Wholesale

In the Wholesale market, Prudential UK&E’s aim is to continue to participate selectively in bulk and back-book buyouts using its financial strength, superior investment track record, annuitant mortality risk assessment and servicing capabilities. In line with this opportunistic approach, three bulk annuity buy-in insurance agreements were signed in 2013 totalling £276 million of new business premiums. Prudential UK&E will continue to maintain a strict focus on value and only participate in capital-efficient transactions that meet its return on capital requirements.

UK Business Units

Long-term Products

Prudential’s long-term products in the United Kingdom consist of life insurance, pension products and pensions annuities. The following table shows Prudential UK&E’s new business insurance and investment premiums by product line for the periods indicated. New business premiums include deposits for policies with limited or no life contingencies. Prudential UK&E also distributes life insurance products, primarily investment bonds, in other European countries and has start-up business in Poland which primarily sells with-profits savings and protection products. The volume of such business is relatively small and is included in the table below.

	Year Ended 31 December £m
	2013	2012	2011
Pension annuities	2,077	2,406	1,792
Corporate pensions	281	459	399
Onshore bonds	1,754	2,276	1,779
Other products	953	946	824
Wholesale	276	408	336

Total new business premiums	5,341	6,495	5,130

Of the total new business premiums of £5,341 million (2012: £6,495 million; 2011: £5,130 million), £5,129 million (2012: £6,286 million; 2011: £4,871 million) were single premiums and £212 million (2012: £207 million; 2011: £259 million) were regular premiums.

Pension Annuities

Prudential UK&E offers individual conventional immediate annuities that are either fixed or retail price indexed (referred to as ‘RPI’), where annuity payments are guaranteed from the outset, or with-profits annuities, where annuity payments are variable dependent on the investment performance of underlying assets but with an income floor.

A total of £2,077 million of individual annuities were sold in 2013. Of this total, £1,305 million was sold through internal vesting, that is existing Prudential UK&E customers with maturing pension policies. The other £772 million were sold to new customers, typically individuals with a pension maturing with another provider who chose Prudential UK&E to provide their annuity. Prudential UK&E’s immediate annuity products provide guaranteed income for a specified time, usually the life of the policyholder, in exchange for a lump sum capital payment. No surrender value is available under any of these products. The primary risks to Prudential UK&E from immediate annuity products, therefore, are mortality improvements and credit risk.

Conventional Annuities

Prudential UK&E’s conventional annuities include level (non-increasing), fixed increase and RPI annuities. Prudential UK&E’s fixed increase annuities incorporate automatic increases in annuity payments by fixed amounts over the policyholder’s life. The RPI annuities provide for a regular annuity payment to which an additional amount is added periodically based on the increase in the UK Retail Prices Index. In 2013, sales of RPI annuities were £112 million (including £104 million of bulk annuities). In 2013, sales of level and fixed increase conventional annuities amounted to £1,401 million (including £172 million of bulk annuities).

With-profits Annuities

Prudential UK&E’s with-profits annuities combine the income features of annuity products with the investment smoothing features of with-profits products and enable policyholders to obtain equity-type returns over time. In 2009, Prudential UK&E launched the Income Choice Annuity, which allows customers to choose an income between a defined maximum and minimum level, with the option of re-setting this every year. It also provides an opportunity for pension income to grow based on the returns of the with-profits fund. Through this product, Prudential UK&E brings its product development strengths to bear while also capitalising on people’s need for protection from inflation through increasingly long periods of retirement.

Prudential is one of only a few companies in the United Kingdom which are active in the with-profits annuities market and has been operating in this market since 1991. In 2013, Prudential UK&E’s premiums for this business were £839 million. Prudential UK&E had new business market share of investment linked annuities of 83 per cent in the first nine months of 2013(9).

Pension Products

Prudential UK&E provides both corporate and individual pension products. Corporate pension products are discussed below whilst individual pension products are discussed under ‘Other Products’. Pension products are tax advantaged long-term savings products that comply with rules established by the HM Revenue and Customs (‘HMRC’) and are designed to supplement state provided pensions.

These products provide policyholders with a number of options at retirement. From age 55 onwards, policyholders may elect to use part or all of their maturity benefits to purchase a pension annuity, they may choose to draw-down funds without purchasing an annuity (currently subject to a number of rules and restrictions on the amount able to be drawn down each year which will be removed in 2015) (see “Prudential UK & Europe business overview” section above), they may delay taking any benefits, or take a combination of these options. They are also permitted to take a portion as a tax-free lump sum.

For products with drawdown features, the investment risk remains with the policyholder, payments are not guaranteed, and tend to cost more to administer. In the past, this has meant that the option to drawdown tended to apply mainly to more sophisticated policyholders and to larger retirement funds. While the rules governing access to pension savings are to be changed and consumers will have more choice and flexibility in how they access their retirement income draw-downs from pension savings that are greater than the tax-free lump sum will be taxable at the individual’s marginal tax rate. The extent to which consumer behaviour will change and the degree of market dislocation are unclear¸ but could be significant.

Prior to retirement, these products typically have minimal mortality risk to Prudential UK&E and are primarily considered investment products. An exception is where a guaranteed annuity option (‘GAO’) has been offered on the product, with an element of risk to Prudential UK&E both in underlying mortality and investment assumptions. Prudential UK&E ceased marketing GAOs in 1987, but for a minority of corporate pension schemes GAOs still apply for new members. Excluding policies written in the closed Scottish Amicable Insurance Fund (‘SAIF’) which is described in detail below, current liabilities for this type of business make up less than one per cent of the with-profits sub-fund as at 31 December 2013.

Many of the pension products Prudential UK&E offers are with-profits products or offer the option to have all or part of the contributions allocated to a with-profits fund. Where funds invested in the with-profits fund are withdrawn prior to the pension date specified by the policyholder, Prudential UK&E may apply a market value adjustment to the amount paid out. The remaining pension products are non-participating products, which include unit-linked products.

(9)	Source: ABI

Corporate Pensions

There are two categories of corporate pension products: defined benefit and defined contribution. Prudential UK&E has an established defined benefit plan client base covering the small to medium-sized employer market. Prudential UK&E’s defined contribution client base ranges from small unlisted companies to some of the largest companies in the United Kingdom as well as a number of clients in the public sector (in particular where Prudential UK&E offers the Additional Voluntary Contribution (‘AVC’) facility). Additional Voluntary Contribution plans enable employees to make additional pension contributions, either regularly or as a lump sum, to supplement their occupational pension plans. Prudential UK&E administers corporate pensions for over 600,000 scheme members sponsored by some of the UK’s largest employers and has also built a very strong position in the provision of with-profits AVC arrangements. Prudential UK&E provides AVCs to 69 of the 99 Local Government Authorities in England & Wales.

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

Prudential UK&E offers group unit-linked policies and with-profits policies to the corporate pensions market. Prudential UK&E’s defined contribution products are AVC plans, Group Money Purchase plans, Group Personal Pension plans, Group Stakeholder Pension plans and Executive Pension plans.

In addition, Prudential UK&E has a Company Pension Transfer Plan (or ‘Bulk S32’), designed to accept benefits from both defined benefit and defined contribution pension schemes which are winding up (ceasing to exist or being replaced by a new type of scheme). Prudential UK&E also has the facility to accept enhanced transfers from deferred members of a corporate’s defined benefit pensions scheme into Prudential UK&E Personal Pension plan where the member has received advice from an independent financial adviser (often called an enhanced transfer value exercise).

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

Onshore Bonds

Prudential UK&E offers customers a range of investment funds to meet different risk and reward objectives. Prudential UK&E’s main onshore bond product wrapper is the Prudential Investment Plan (‘PIP’). Through this plan, based on a single premium with no fixed term, customers have the option to invest in the with-profits fund through PruFund or in a range of unit-linked investment funds.

PIP also gives financial advisers the opportunity to choose from different external fund management groups and the flexibility to make changes to portfolio and asset allocation over time. In 2013, sales of the unit-linked option within on-shore bond wrappers, including PIP were £164 million.

Prudential Dynamic Portfolios, launched in 2010, offer advisers a choice of portfolio options to match a client’s risk/reward profile as an alternative to building an individual portfolio.

Prudential UK&E offers a unitised and smoothed with-profits investment fund entitled PruFund, which is designed to provide increased transparency and smoothed investment returns to the customer with a choice of Cautious, Growth or risk-managed funds. PruFund also offers clients an optional guarantee on the initial investment in either the Cautious or Growth funds with a term from six to eight years depending on the client’s requirements. PruFund is available across Prudential UK&E’s range of tax wrappers including individual pensions, income drawdown and onshore and offshore bonds. In 2013, total new business premiums attributable to PruFund, including new business through PIP, was £1,180 million.

With-profits bonds aim to provide capital growth over the medium to long term, and access to a range of investment sectors without the costs and risks associated with direct investment into these sectors. Capital growth for the policyholder on with-profits bonds apart from PruFund is achieved by the addition of reversionary or annual bonuses, which are credited to the bond on a daily basis from investment returns achieved within PAC’s long-term with-profits fund, offset by charges and expenses incurred in the fund. A final bonus may also be added when the bond is surrendered. PruFund delivers growth through a published expected growth rate, updated quarterly, and a transparent formulaic smoothing mechanism. In contrast the capital return on unit-linked bonds directly reflects the movement in the value of the assets underlying those funds. When funds invested in PAC’s long-term with-profits fund are either fully or partially withdrawn, PAC may apply a market value adjustment to the amount paid out.

The sales growth across Prudential UK&E’s with-profits range has been achieved on the back of sustained strong investment performance in its Life Fund over a number of years, reflecting the benefits of its diversified investment policy. Prudential believes that this market will continue to see further growth as investors turn to trusted and financially strong brands and products offering an element of capital protection.

Other Products

Other products comprise individual pensions, income drawdown, offshore bonds, healthcare, life insurance and equity release mortgages.

Individual Pensions

Prudential UK&E’s individual pension range offers unit-linked and unitised with-profits products, including products that meet the criteria of the UK government’s stakeholder pension program.

The stakeholder pension is intended for individuals earning enough to be able to afford to make contributions to a pension but who are not currently doing so. The introduction of stakeholder pensions has had implications for, among other things, how Prudential UK&E designs, administers and charges for and distributes pension products. The most significant requirements involve capped charges and a low minimum contribution which must be accepted by the provider. The UK government has capped charges at 1.5 per cent per annum of the policyholder account balance for stakeholder pensions for the first ten years, decreasing to 1 per cent thereafter, which is below the charges on personal pension products previously offered by the UK pensions industry.

In previous years Prudential UK&E provided individual personal pension products through the DWP Rebate arrangement. Under this arrangement, individuals could elect to contract out of the UK’s State Second Pension (‘S2P’) administered by the UK Department of Work and Pensions and could designate a pension provider, such as Prudential UK&E, to receive rebates. These rebates represented the amount that would be otherwise have been paid into S2P. The option to contract out was removed from April 2012 and no further contributions will be received, although Prudential will continue to administer in-force policies.

Income Drawdown

Given the UK’s historic requirement for compulsory annuitisation by a maximum age (removed in April 2011), an increasingly sophisticated consumer population, and the rising incidence of second careers and semi-retirement as a result of increasing longevity, the market has seen good growth in the ‘bridge’ between pensions and annuities through income drawdown products. These products help customers manage their pensions through the various stages of retirement, and also offer flexibility while providing potential for capital growth. In 2013, Prudential UK&E sold £146 million of income drawdown products.

Offshore Bonds

Prudential UK&E’s offshore bond products are the Prudential International Investment Bond and the Prudential International Investment Portfolio offering clients access to a wide range of quoted UK investments. Prudential UK&E’s offshore bond sales grew by 40 per cent to £434 million in 2013.

Healthcare

PruHealth was launched in 2004 as a private medical insurance provider and is backed by Prudential and Discovery of South Africa. PruHealth uses the Prudential brand and Discovery’s expertise to build branded distribution and innovative product offerings in the private healthcare and protection markets.

Life Insurance Products

Prudential’s UK life insurance products are predominantly pure protection (term) products, and include the PruProtect product sold through an associate company. PruProtect’s product is focused around a core philosophy of helping people become healthier while protecting and improving the quality of their lives.

Equity Release Mortgage

In November 2009, Prudential UK&E announced the decision to close its equity release operation to new business. Existing customers may, however, still draw down additional funds, subject to their overall borrowing limits.

Wholesale

Wholesale business comprises bulk annuities. Prudential UK&E offers bulk annuities selectively, whereby it manages the assets and accepts the liabilities of a company pension scheme. The volume of Prudential UK&E’s bulk annuity sales is unpredictable as the business maintains a very strict focus on value and only participates in capital-efficient transactions that meet its return on capital requirements.

Reinsurance

In view of the size and spread of PAC’s long-term insurance fund, there is little need for reinsurance to protect this business. Some limited reinsurance is maintained and treaties relating to annuities, critical illness, permanent health insurance, term insurance and certain unit-linked products are in place.

Reserves

In the United Kingdom, a life insurance company’s reserve and other requirements are determined by its Board, with advice from its Actuarial Function Holder, subject to minimum reserve requirements. These minimum reserve requirements are established by the rules and guidance of the PRA.

The reserves are published in annual returns to the PRA. In practice, similar provisions are included in the life insurance company’s statutory accounts with limited adjustments. The Actuarial Function Holder must pay due regard to the fair treatment of policyholders in making recommendations to the company’s board. The Actuarial Function Holder is required to report directly to the PRA any serious concerns regarding the company’s ability to treat its customers fairly.

Prudential UK&E’s regulatory reserving for with-profits products, as required by UK regulation, takes into account annual bonuses/annual interest credited to policyholders because these are ‘attached’ to the policies and are guaranteed. Realistic reserves are also calculated for with-profits products under UK regulation. These include an allowance for final bonuses based on the asset share or a prospective valuation of the policies and the cost of guarantees, smoothing and enhancements.

Prudential UK&E reserves for unit-linked products on the basis of the value of the unit fund and additional reserves are held for expenses and mortality where this is required by the contract design.

As well as the reserves, the company’s assets must also cover other capital requirements set out in the PRA Prudential Sourcebook. These comprise a with-profits insurance capital component, which is a measure of the difference in the surplus assets on regulatory and realistic bases; a resilience capital requirement for entities other than PAC, which makes prudent allowance for potential future adverse movements in investment values; and the long-term insurance capital requirement, which must be held by all EU insurance companies. See ‘Financial Strength of PAC’s Long-term Fund’ for further information on solvency and ‘Realistic Financial Strength Reporting’ for further information on realistic reporting.

Financial strength of PAC’s with-profits fund

The PAC’s with-profits fund is supported by a large inherited estate, with the free assets of the with-profits fund valued at approximately £8 billion (as at 31 December 2013), on a regulatory realistic basis. This provides the working capital required to support the fund for the long-term benefit of current and future policyholders. The strength of the with-profits fund offers strong policyholder protection and assists in generating positive returns for both policyholders and shareholders

The table below shows the change in the investment mix of PAC’s main with-profits fund:

	2013%	2012%	2011%
UK equities	19	17	24
International equities	17	17	10
Property	14	12	13
Fixed Interest	41	44	44
Cash and other asset classes	9	10	9

Total	100	100	100

The with-profits sub-fund earned a return of 10.3 per cent before tax in 2013 on investments covering policyholder liabilities. The with-profits sub-fund has delivered investment returns of 178.3 per cent over 15 years for policyholder asset shares in the fund, compared with the FTSE All-share index (total return) of 119.3 per cent over the same period (figures are to 31 December 2013, before tax and charges).

Realistic Financial Strength Reporting

In accordance with the PRA Prudential Sourcebook, PAC has to demonstrate solvency on a ‘realistic’ valuation basis as well as the regulatory basis. In the aggregate, the basis has the effect of placing a value on the liabilities of UK with-profits contracts that reflects the amounts expected to be paid based on the current value of investments held by the with-profits funds and current circumstances.

This basis makes companies’ financial health more transparent to policyholders, intermediaries and regulators alike, and enables more informed choices to be made by policyholders. The PAC long-term with-profits sub-fund is strong with the inherited estate (free assets) measured on a realistic basis, valued at approximately £8 billion at the end of 2013 before deduction for the risk capital margin.

In line with PRA requirements, PAC produces an Individual Capital Assessment (‘Pillar II’) which is an assessment of the economic capital required to ensure that there is a high likelihood that the company can meet its liabilities as they fall due.

Shareholders’ Interests in Prudential UK&E’s Long-term Insurance Business

In common with other UK long-term insurance companies, Prudential UK&E’s products are structured as either with-profits products or non-participating (including unit-linked) products. With-profits policies are supported by a with-profits fund. Prudential UK&E’s primary with-profits fund is part of PAC’s long-term fund. For statutory and management purposes, PAC’s long-term fund consists of a number of sub-funds in which shareholders and policyholders have varying interests.

With-profits Products

With-profits products provide an equity-type return to policyholders through bonuses that are ‘smoothed’. There are two types of bonuses: ‘annual’ and ‘final’. Annual bonuses, often referred to as reversionary bonuses, are declared once a year and, once credited, are guaranteed in accordance with the terms of the particular product. Unlike annual bonuses, final bonuses are only guaranteed until the next bonus declaration. Final bonuses are only credited on a product’s maturity or surrender or on the death of the policyholder. Final bonuses can represent a substantial portion of the ultimate return to policyholders.

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

The return to Prudential’s shareholders in respect of with-profits business Prudential UK&E writes is an amount equal to up to one-ninth of the value of the bonuses Prudential UK&E credits or declares to policyholders in that year. Prudential UK&E has a large block of in-force with-profits business with varying maturity dates that generates a relatively stable stream of shareholder profits from year to year.

PAC’s board of directors, with the advice of its Actuarial Function Holder and its With-Profits Actuary, determines the amount of annual and final bonuses to be declared each year on each group of contracts.

When determining policy payouts, including final bonuses, PAC follows an actuarial practice of considering ‘asset shares’ for specimen policies. Asset shares broadly reflect the value of premiums paid in respect of a policy accumulated at the investment return on the assets PAC notionally attributes to the policy. In calculating asset shares, PAC takes into account the following items:

•	the cost of mortality risk and other guarantees (where applicable),

•	the effect of taxation,

•	management expenses, charges and commissions,

•	the proportion of the amount determined to be distributable to shareholders and

•	the surplus arising from surrenders, non-participating business included in the with-profits fund and other miscellaneous sources.

However, Prudential UK&E does not take into account the surplus assets of the long-term fund, or investment return earned on them, in calculating asset shares. Asset shares are used in the determination of final bonuses together with treating customers fairly, the need to smooth claim values and payments from year to year and competitive considerations.

Prudential UK&E is required by UK law and regulation to consider the fair treatment of its customers in setting bonus levels. The concept of treating customers fairly is established by statute but is not defined. In practice, it provides one of the guiding principles for decision-making in respect of with-profits products.

The overall return to policyholders is an important competitive measure for attracting new business. The ability to declare competitive bonuses depends, in part, on the financial strength of PAC’s long-term fund, enabling it to maintain high levels of investment in equities and real estate, if it wishes to do so. Equities and real estate have historically over the long-term provided a return in excess of fixed interest securities.

In 2013, PAC declared a total surplus of £2,134 million (2012: £2,210 million) from PAC’s primary with-profits sub-fund, of which £1,922 million (2012: £1,990 million) was added to with-profits policies and £212 million (2012: £220 million) was distributed to shareholders. These amounts included annual bonus rates of 2.0 per cent for Prudence Bond and 2.0 per cent for personal pensions.

The closed Scottish Amicable Insurance Fund (‘SAIF’) declared total bonuses in 2013 of £475 million compared to £541 million in 2012. Shareholders have no interest in profits from the SAIF fund, although they are entitled to the investment management fees paid by this business. For greater detail on the SAIF fund, see ‘The SAIF sub-fund and accounts’ below.

Surplus Assets in PAC’s Long-term With-profits Fund

The assets of the main with-profits sub-fund within the long-term fund of PAC comprise the amounts that it expects to pay out to meet its obligations to existing policyholders and an additional amount used as working capital. The amount payable over time to policyholders from the with-profits sub-fund is equal to the policyholders’ accumulated asset shares plus any additional payments that may be required by way of smoothing or to meet guarantees. The balance of the assets of the with-profits sub-fund is called the ‘inherited estate’ and has accumulated over many years from various sources.

The inherited estate, as working capital, enables Prudential UK&E to support with-profits business by providing the benefits associated with smoothing and guarantees, by providing investment flexibility for the fund’s assets, by meeting the regulatory capital requirements that demonstrate solvency and by absorbing the costs of significant events or fundamental changes in its long-term business without affecting the bonus and investment policies. The size of the inherited estate fluctuates from year to year depending on the investment return and the extent to which it has been required to meet smoothing costs, guarantees and other events.

Depletion of Surplus Assets and Shareholders’ Contingencies

As a proprietary insurance company, PAC is liable to meet its obligations to policyholders even if the assets of the long-term funds are insufficient to do so. The assets, represented by the unallocated surplus of with-profits funds, in excess of amounts expected to be paid for future terminal bonuses and related shareholder transfers (‘the excess assets’) in the long-term funds could be materially depleted over time by, for example, a significant or sustained equity market downturn, costs of significant fundamental strategic change or a material increase in the pension mis-selling provision. In the unlikely circumstance that the depletion of the excess assets within the long-term fund was such that the Group’s ability to satisfy policyholders’ reasonable expectations was adversely affected, it might become necessary to restrict the annual distribution to shareholders or to contribute shareholders’ funds to the long-term funds to provide financial support.

In 1998, Prudential stated that deducting personal pensions mis-selling costs from the inherited estate of the with-profits sub-fund would not impact its bonus or investment policy and it gave an assurance that if this unlikely event were to occur, it would make available support to the fund from shareholder resources for as long as the situation continued, so as to ensure that policyholders were not disadvantaged. The assurance was designed to protect both existing policyholders at the date it was announced, and policyholders who subsequently purchased policies while the pension mis-selling review was continuing.

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

Prudential and Prudential Assurance Company Limited have put in place intra-group arrangements to formalise circumstances in which capital support would be made available by Prudential (including in the scenarios referred to in pension mis-selling review above). While Prudential considers it unlikely that such support will be required, the arrangements are intended to provide additional comfort to Prudential Assurance Company Limited and its policyholders.

In addition, Prudential has put in place intra-group arrangements to formalise undertakings by Prudential to the regulators of the Hong Kong subsidiaries, which from 1 January 2014, contain the domesticated branch business from PAC as noted in note D2 to the consolidated financial statements in Item 18 regarding their solvency levels. In addition, the scheme of transfer of the Hong Kong branch includes short-term support arrangements between Prudential and PAC to underpin similar arrangements between PAC and the newly domesticated business. It is considered unlikely that support will need to be provided under these arrangements.

The SAIF Sub-fund and Accounts

The SAIF sub-fund is a ring-fenced sub-fund of PAC’s long-term fund and was formed following the acquisition of the mutual Scottish Amicable Life Assurance Society in 1997. No new business may be written in SAIF, although regular premiums are still being paid on policies in-force at the time of the acquisition and ‘top-ups’ are permitted on these policies.

This fund is solely for the benefit of those Scottish Amicable Life Assurance Society policyholders whose policies were transferred to SAIF. Shareholders have no interest in the profits of this fund, although they are entitled to the investment management fees paid on this business. The brand name and rights to profit on new business were transferred to a new PAC subsidiary, Scottish Amicable Life plc, which operated for the benefit of shareholders.

SAIF with-profits policies contain minimum levels of guaranteed benefit to policyholders. In addition, as mentioned below, certain pensions products have guaranteed annuity rates at retirement. Should the assets of SAIF be inadequate to meet the guaranteed benefit obligations of the policyholders of SAIF, the PAC long-term fund would be liable to cover any such deficiency in the first instance.

Non-participating Business

The majority of Prudential-branded non-participating business is written in the non-profit sub-fund of PAC’s long-term fund or in subsidiaries owned by PAC. Since mid-2004, Prudential UK&E has written the majority of its new non-profit annuity business through Prudential Retirement Income limited (‘PRIL’), from which the profits are attributed solely to shareholders. Prior to that time, certain non-profit annuity business was written through Prudential Annuities Limited (‘PAL’), which is wholly owned by PAC’s with-profits fund. The profits on this business are attributable to the fund and not to shareholders, although indirectly shareholders get one-ninth of additional amounts paid to policyholders through the declaration of bonuses.

The unit-linked business written by PAC and Prudential International Assurance is written with capital provided by shareholders.

Guaranteed Annuities

Prudential used to sell guaranteed annuity products in the United Kingdom and held a technical provision of £36 million as at 31 December 2013, within the main with-profits fund to honour guarantees on these products. PAC’s main exposure to guaranteed annuities in the United Kingdom is through SAIF and a provision of £328 million was held in SAIF as at 31 December 2013, to honour the guarantees. As SAIF is a separate sub-fund of PAC’s long-term business fund, wholly attributable to the policyholders of the fund, the movement in this provision has no impact on shareholders.

M&G

M&G is the UK and European fund manager of the Prudential Group with responsibility for investments on behalf of both internal and external clients.

Across its chosen markets, M&G serves the needs of both retail and institutional investors. Retail clients favour pooled funds such as open-ended investment companies (OEICs) which they buy directly from M&G or more typically through an intermediary such as an independent financial adviser or discretionary fund manager. Institutional clients, such as pension funds and local authorities, invest in multiple ways, from segregated mandates through to pooled funds. They are often attracted to investment strategies originally developed by M&G for Prudential’s long-term insurance funds.

In the retail market M&G operates a range of UK-domiciled funds which are now distributed across Europe and Asia. Today, clients outside the UK account for more than a third of M&G’s retail assets under management.

In the institutional market, M&G seeks to leverage investment strategies which have been developed originally for Prudential’s insurance funds in order to attract external business.

Today M&G is an international asset manager with operations in 18 countries and retail products which are distributed in 20 jurisdictions.

Through its proven ability to convert investment performance into significant fund flows, M&G is able to increase its exposure to rising markets and so maximise revenue from the long-term stock of funds under management.

The pillars of M&G’s business that support this approach are:

•	People—an environment that attracts, fosters and retains talented individuals

•	Performance—an investment-led business focused on the delivery of long-term returns through active investment management

•	Innovative investment ideas which meet client needs and a proven ability to convert these ideas into significant fund flows

•	Diversification by asset class, client type, fund and investment strategy and country

A committed focus on long-term investment returns means that the interests of M&G and its customers are always aligned, whether clients are individual savers, institutional investors or the funds of Prudential’s insurance operations.

M&G has a strong investment brand, built over decades and based on a reputation for honesty, innovation and a commitment to building long-term wealth for our investors.

Since launching the UK’s first open-ended fund in 1931, we have brought a succession of new investment strategies to the retail and institutional markets.

Recent investment success stories include the M&G Optimal Income Fund, one of the first truly global flexible bond funds for retail investors. The fund has attracted £17.3 billion of assets since its launch in 2006. Similarly, the M&G Global Dividend Fund, which invests in companies around the world that consistently grow their dividends, has reached £8.9 billion in five years.

Recent innovations for institutional third-party clients have focused on investment strategies to manage long-term inflation-linked liabilities. M&G successfully runs the M&G Secured Property Income Fund, a portfolio of long-lease properties with inbuilt inflation-related rental streams, which draws upon our combined real estate and fixed income investment experience. This Fund, which has total investor commitments of over £2.1 billion, has delivered an annualised return of 7.4 per cent above RPI over the 5 years to end 31 December 2013. It had a record year in 2013 in terms of transaction activity, completing on nine transactions with a total end value of £625 million. Of this amount, £235 million were developments, thus demonstrating the Fund’s ability to take on sizeable development financings—an area in which the banks have reduced their activities. This brings the Fund’s development transaction total to £370 million over the life of the fund to date.

Diversification

M&G has pursued business diversification across:

(i)	asset class: expertise across equities, fixed income, real estate and mixed-asset strategies;

(ii)	client type: retail customers and institutional clients including pension funds, sovereign wealth funds, and Prudential’s own long-term insurance funds;

(iii)	investment strategy: Over 60 pooled retail funds covering domestic, global and emerging market strategies, 13 of which have funds under management of over £1 billion. Institutional clients benefit from a wide-range of pooled and/or segregated fixed income, equity and real estate strategies; and

(iv)	country: M&G is an international asset manager with operations in 18 countries. Retail products are distributed in 20 jurisdictions with over a third of Retail funds under management sourced from outside the UK.

M&G’s investment expertise spans all the principal asset classes—equities, fixed income, and property—so that we can always offer investment solutions to our clients as market conditions and investor sentiment change.

•	Equities: Our fund managers have the freedom to develop their own investment approaches. Their main strength lies in stock selection, focusing on fundamental company analysis. M&G’s size and standing enables our fund managers to develop an effective dialogue with the management teams of the companies in which they invest.

•	Fixed Income: M&G is one of Europe’s largest fixed income investors. Our fund managers benefit from one of the region’s largest and most experienced in-house credit research teams, whose knowledge covers the full range of fixed income investment, from the management of sovereign debt and corporate bond portfolios, through to leveraged finance, real estate finance, direct lending and infrastructure.

•	Real Estate: M&G Real Estate is a leading global property investor and manager covering all major real estate sectors. We actively manage our assets, drawing on our long heritage of expertise and knowledge and our extensive network of contacts. This approach enables the business to identify and capitalise on attractive investment opportunities. During 2013 M&G returned to the UK residential property market for the first time in 30 years with a £105 million investment in London housing.

The following table shows funds managed by M&G at the dates indicated.

	At 31 December £bn
	2013	2012	2011
Retail fund management	67	55	44
Institutional fund management	59	57	48
Internal fund management	118	116	109

Total	244	228	201

Group Risk Framework

Risk Management

Introduction

As a provider of financial services the management of risk lies at the heart of our business and effective risk management capabilities represent a key source of competitive advantage for the Group. We generate shareholder value by selectively taking exposure to risks that are adequately rewarded and that can be appropriately quantified and managed. We retain material risks only where consistent with our risk appetite and risk-taking philosophy, that is: (i) they contribute to value creation; (ii) adverse outcomes can be withstood; and (iii) we have the capabilities, expertise, processes and controls to manage them.

The control procedures and systems established within the Group are designed to manage rather than eliminate the risk of failure to meet business objectives. They can only provide reasonable and not absolute assurance against material misstatement or loss and focus on aligning the levels of risk-taking with the achievement of business objectives.

Group Risk Framework

Our Group Risk Framework describes our approach to risk management, including provisions for risk governance arrangements; our appetite and limits for risk exposures; policies for the management of various risk types; risk culture standards; and risk reporting. It is under this framework that the key arrangements and standards for risk management and internal control that support Prudential’s compliance with statutory and regulatory requirements are defined.

Risk governance

(Unaudited)

Our Group Risk Framework requires that all our businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group. The framework is based on the concept of ‘three lines of defence’ comprising risk taking and management, risk control and oversight and independent assurance.

Primary responsibility for strategy, performance management and risk control lies with the Board, which has established the Group Risk Committee to assist in providing leadership, direction and oversight in respect of the Group’s significant risks, and with the Group Chief Executive and the chief executives of each of the Group’s business units.

Risk taking and the management thereof forms the first line of defence and is facilitated through both the Group Executive Committee and the Balance Sheet and Capital Management Committee.

Risk control and oversight constitutes the second line of defence, and is achieved through the operation of the Group-Executive Risk Committee and its sub-committees which monitor and keep risk exposures under regular review. These committees are supported by the Group Chief Risk Officer, with functional oversight provided by Group Risk, Group Compliance and Group Security.

Group Risk has responsibility for establishing and embedding a capital management and risk oversight framework and culture consistent with our risk appetite that protects and enhances the Group’s embedded and franchise value. Group Compliance provides verification of compliance with regulatory standards and informs the Board, as well as the Group’s management, on key regulatory issues affecting the Group. Group Security is responsible for developing and delivering appropriate security measures with a view to protecting the Group’s staff, physical assets and intellectual property.

Risk appetite and limits

(Audited)

The extent to which we are willing to take risk in the pursuit of our objective to create shareholder value is defined by a number of risk appetite statements, operationalised through measures such as limits, triggers and indicators. These appetite statements and measures are approved by the Board on recommendation of the Group Risk Committee and are subject to annual review.

We define and monitor aggregate risk limits based on financial and non-financial stresses for our earnings volatility, liquidity and capital requirements as follows:

Earnings volatility: the objectives of the limits are to ensure that:

a.	the volatility of earnings is consistent with the expectations of stakeholders;

b.	the Group has adequate earnings (and cash flows) to service debt, expected dividends and to withstand unexpected shocks; and

c.	earnings (and cash flows) are managed properly across geographies and are consistent with funding strategies.

The two measures used to monitor the volatility of earnings are EEV operating profit and IFRS operating profit, although EEV and IFRS total profits are also considered.

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

We also define risk appetite statements and measures (ie limits, triggers, indicators) for the major constituents of each risk type as categorised and defined in the Group Risk Framework, where appropriate. These appetite statements and measures cover the most significant exposures to the Group, particularly those that could impact our aggregate risk limits. The Group Risk Framework risk categorisation is shown in the table below.

Category	Risk type	Definition
Financial risks	Market risk	The risk of loss for the Group’s business, or of adverse change in the financial situation, resulting, directly or indirectly, from fluctuations in the level or volatility of market prices of assets and liabilities.

	Credit risk	The risk of loss for the Group’s business or of adverse change in the financial position, resulting from fluctuations in the credit standing of issuers of securities, counterparties and any debtors in the form of default or other significant credit event (eg downgrade or spread widening).

	Insurance risk	The risk of loss for the Group’s business or of adverse change in the value of insurance liabilities, resulting from changes in the level, trend, or volatility of a number of insurance risk drivers. This includes adverse mortality, longevity, morbidity, persistency and expense experience.

	Liquidity risk	The risk of the Group being unable to generate sufficient cash resources or to meet financial obligations as they fall due in business as usual and stress scenarios.

Non-financial risks	Operational risk	The risk of loss arising from inadequate or failed internal processes, or from personnel and systems, or from external events other than those covered by business environment risk.

	Business environment risk	Exposure to forces in the external environment that could significantly change the fundamentals that drive the business’s overall strategy.

	Strategic risk	Ineffective, inefficient or inadequate senior management processes for the development and implementation of business strategy in relation to the business environment and the Group’s capabilities.

Our risk appetite framework forms an integral part of our annual business planning cycle. The Group Risk Committee is responsible for reviewing the risks inherent in the Group’s business plan and for providing the Board with input on the risk/reward trade offs implicit therein. This review is supported by the Group Risk function, which uses submissions by business units to calculate the Group’s aggregated position (allowing for diversification effects between business units) relative to the aggregate risk limits.

Risk policies

(Audited)

Risk policies set out specific requirements for the management of, and articulate the risk appetite for, key risk types. There are policies for credit, market, insurance, liquidity, operational and tax risk, as well as dealing controls. They form part of the Group Governance Manual, which was developed to make a key contribution to the sound system of internal control that we are expected to maintain under the UK Corporate Governance Code and the Hong Kong Code on Corporate Governance Practices. Group Head Office and business units confirm that they have implemented the necessary controls to evidence compliance with the Group Governance Manual.

Risk culture

(Unaudited)

We work to promote a responsible risk culture in three main ways:

a.	by the leadership and behaviours demonstrated by management;

b.	by building skills and capabilities to support management; and

c.	by including risk management (through the balance of risk with profitability and growth) in the performance evaluation of individuals.

The remuneration strategy at Prudential is designed to be consistent with its risk appetite, and the Group Chief Risk Officer advises the Group Remuneration Committee on adherence to our risk framework and appetite.

Risk reporting

(Unaudited)

An annual ‘top-down’ identification of our top risks assesses the risks that have the greatest potential to impact the Group’s operating results and financial condition. The management information received by the Group Risk Committees and the Board is tailored around these risks, and it also covers ongoing developments in other key and emerging risks. A discussion of the key risks, including how they affect our operations and how they are managed, follows below.

Key risks

Market risk

(i) Investment risk

(Audited)

In Prudential UK&E investment risk arises from the assets in the with-profits fund. This risk impacts the shareholders’ interest in future transfers and is driven predominantly by equities in the fund as well as by other investments such as property and bonds. The fund’s large inherited estate—estimated at £8.0 billion as at 31 December 2013 (31 December 2012: £7.0 billion)—can absorb market fluctuations and protect the fund’s solvency. The inherited estate is partially protected against falls in equity markets through an active hedging policy.

In Asia, our shareholder exposure to equities relates to revenue from unit-linked products and, from a capital perspective, to the effect of falling equity markets on its with-profits businesses.

In Jackson, investment risk arises in relation to the assets backing the policies. In the case of the ‘spread business’, including fixed annuities, these assets are generally bonds. For variable annuities business, these assets include equities as well as other assets such as bonds. In this case the impact on the shareholder comes from value of future mortality and expense fees, and additionally from guarantees embedded in variable annuity products. Shareholders’ exposure to these guarantees is mitigated through a hedging programme, as well as reinsurance. Further measures have been undertaken including re-pricing initiatives and the introduction of variable annuities without guarantees. Furthermore, it is our philosophy not to compete on price; rather, we seek to sell at a price sufficient to fund the cost it incurs to hedge or reinsure its risks and to achieve an acceptable return.

The Jackson IFRS shareholders’ equity and US statutory capital are sensitive to the effects of policyholder behaviour on the valuation of GMWB guarantees. Jackson hedges the guarantees on its variable annuity book on an economic basis and, thus, accepts variability in its accounting results in the short term in order to achieve the appropriate economic result. In particular, under Prudential’s Group IFRS reporting, the measurement of the Jackson variable annuity guarantees is typically less sensitive to market movements than the corresponding hedging derivatives, which are held at market value. However, depending on the level of hedging conducted regarding a particular risk type, certain market movements can drive volatility in the economic result which may be less significant under IFRS reporting.

(ii) Interest rate risk

(Audited)

Long-term rates have declined over recent periods in many markets, falling to historic lows. Products that we write are sensitive to movements in interest rates, and while we have already taken a number of actions to de-risk the in-force business as well as re-price and restructure new business offerings in response to historically low interest rates, persistently low rates may impact policyholders’ savings patterns and behaviour.

Interest rate risk arises in our UK business from the need to match cash flows for annuity payments with those from investments; movements in interest rates may have an impact on profits where durations are not perfectly matched. As a result, we aim to match the duration of assets and liabilities as closely as possible and the position is monitored regularly. The with-profits business is exposed to interest rate risk as a result of underlying guarantees. Such risk is largely borne by the with-profits fund but shareholder support may be required in extremis.

In Asia, exposure to interest rate risk arises from the guarantees of some non-unit-linked investment products. This exposure arises because it may not be possible to hold assets which will provide cash flows to match exactly those relating to policyholder liabilities. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated.

Jackson is exposed to interest rate risk in its fixed, fixed index and variable annuity books. Movements in interest rates can influence the cost of guarantees in such products, in particular the cost of guarantees may increase when interest rates fall. Interest rate risk across the entire business is managed through the use of interest rate swaps and interest rate options.

(iii) Foreign exchange risk

(Audited)

We principally operate in Asia, the US and the UK. The geographical diversity of our businesses means that we are inevitably subject to the risk of exchange rate fluctuations. Our international operations in the US and Asia, which represent a significant proportion of our operating profit and shareholders’ funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in our consolidated financial statements when results are expressed in UK sterling.

We retain revenues locally to support the growth of our business and capital is held in the local currency of the business to meet local regulatory and market requirements, accepting the balance sheet translation risks this can produce. However, in cases where a surplus arising in an overseas operation supports Group capital or where a significant cash remittance is due from an overseas subsidiary to the Group, this exposure is hedged where we believe it is economically optimal to do so. We do not have appetite for significant shareholder exposures to foreign exchange risks in currencies outside the local territory. Currency borrowings, swaps and other derivatives are used to manage exposures.

Credit risk

(Audited)

We invest in fixed income assets in order to match policyholder liabilities and enter into reinsurance and derivative contracts to mitigate various types of risk. As a result, we are exposed to credit and counterparty credit risk across our business. We employ a number of risk management tools to manage credit risk, including limits defined on an issuer/counterparty basis as well as on average credit quality, and collateral arrangements in derivative transactions. The Group Credit Risk Committee oversees credit and counterparty credit risk across the Group.

(i) Debt and loan portfolio

(Audited)

Our UK business is primarily exposed to credit risk in the shareholder backed portfolio, where fixed income assets represent 33 per cent or £26.8 billion of our exposure. Credit risk arising from £48.0 billion of fixed income assets is largely borne by the with-profits fund, although shareholder support may be required should the with-profits fund become unable to meet its liabilities. Our UK business is exposed to a lesser extent to £7.2 billion of fixed income assets in our unit-linked business.

The debt portfolio at our Asia business totalled £18.6 billion at 31 December 2013. Of this, approximately 66 per cent was in unit-linked and with-profits funds with minimal shareholders’ risk. The remaining 34 per cent is shareholder exposure and is invested predominantly (71 per cent) in investment grade bonds.

Credit risk arises in the general account of our US business, where £30.3 billion of fixed income assets back shareholder liabilities including those arising from fixed annuities, fixed index annuities and life insurance. Included in the portfolio are £2.3 billion of commercial mortgage-backed securities and £1.8 billion of residential mortgage-backed securities, of which £0.9 billion (52 per cent) are issued by US government sponsored agencies.

The shareholder owned debt and loan portfolio of the Group’s asset management operations of £2.0 billion as at 31 December 2013 is principally related to Prudential Capital operations. Prudential Capital generates revenue by providing bridging finance, managing investments and operating a securities lending and cash management business for the Prudential Group and our clients.

Further details of the composition of our debt portfolio, and exposure to loans, can be found in the IFRS financial statements.

(ii) Group sovereign debt and bank debt exposure

(Audited)

Sovereign debt(10) represented 15 per cent or £10 billion of the debt portfolio backing shareholder business at 31 December 2013 (31 December 2012: 15 per cent or £10.2 billion). 44 per cent of this was rated AAA and 92 per cent investment grade (31 December 2012: 38 per cent AAA, 92 per cent investment grade). At 31 December 2013, the Group’s total holding in continental Europe shareholder sovereign debt(10) was £531 million. 78 per cent of this was AAA rated (31 December 2012: 79 per cent AAA rated). Shareholder exposure to the Eurozone sovereigns of Italy and Spain is £54 million (31 December 2012: £52 million). We do not have any sovereign debt exposure to Greece, Cyprus, Portugal or Ireland.

Our bank exposure is a function of our core investment business, as well as of the hedging and other activities undertaken to manage our various financial risks. Given the importance of our relationship with our banks, exposure to the banking sector is a key focus of management information provided to the Group risk committees and the Board.

(10)	Excludes Group’s proportionate share in Joint Ventures and unit-linked assets and holdings of consolidated unit trusts and similar funds.

The exposures held by the shareholder-backed business and with-profits funds in sovereign debt and bank debt securities at 31 December 2013 are given in Note C3.3(b) to the consolidated financial statements in Item 18.

(iii) Counterparty credit risk

(Audited)

We enter into a variety of exchange traded and over-the-counter derivative financial instruments, including futures, options, forward currency contracts and swaps such as interest rate swaps, inflation swaps, cross-currency swaps, swaptions and credit default swaps.

All over-the-counter derivative transactions, with the exception of some Asian transactions, are conducted under standardised International Swaps and Derivatives Association Inc master agreements and we have collateral agreements between the individual Group entities and relevant counterparties in place under each of these master agreements.

Our exposure to derivative counterparty and reinsurance counterparty credit risk is managed using an array of risk management tools, including a comprehensive system of limits. Where appropriate, we reduce our exposure, purchase credit protection or make use of additional collateral arrangements to control our levels of counterparty credit risk.

Insurance risk

(Audited)

The processes of determining the price of our products and reporting the results of our long-term business operations require us to make a number of assumptions. In common with other industry players, the profitability of our businesses depends on a mix of factors including mortality and morbidity levels and trends, persistency, investment performance, unit cost of administration and new business acquisition expenses.

We continue to conduct research into longevity risk using data from our substantial annuity portfolio. The assumptions that we make about future expected levels of mortality are particularly relevant in our UK annuity business. The attractiveness of transferring longevity risk (via reinsurance and other external solutions) is regularly evaluated. These are used as risk management tools where it is appropriate and attractive to do so.

Morbidity risk is mitigated by appropriate underwriting and use of reinsurance. Our morbidity assumptions reflect our recent experience and expectation of future trends for each relevant line of business.

Our persistency assumptions reflect recent experience for each relevant line of business, and any expectations of future persistency. Persistency risk is mitigated by appropriate training and sales processes and managed proactively post sale. Where appropriate, allowance is also made for the relationship—either assumed or historically observed—between persistency and investment returns, and for the resulting additional risk.

Liquidity risk

(Audited)

Our parent company has significant internal sources of liquidity which are sufficient to meet all of its expected requirements for the foreseeable future without having to make use of external funding. In aggregate the Group has £2.1 billion of undrawn committed facilities, expiring between 2015 and 2018. In addition, the Group has access to liquidity via the debt capital markets. We also have in place an unlimited commercial paper programme and have maintained a consistent presence as an issuer in this market for the last decade. Liquidity uses and sources have been assessed at the Group and at a business unit level under base case and stressed assumptions. The liquidity resources available and the subsequent Liquidity Coverage Ratio are regularly monitored and we have assessed these to be sufficient.

Operational risk

(Unaudited)

We are exposed to operational risk through the course of running our business. We are dependent on the successful processing of a large number of transactions, utilising various legacy and other IT systems and platforms, across numerous and diverse products. We also operate under the ever evolving requirements set out by different regulatory and legal regimes (including tax), as well as utilising a significant number of third parties to distribute products and to support business operations.

Our IT, compliance and other operational systems and processes incorporate controls that are designed to manage and mitigate the operational risks associated with our activities. Although we have not experienced a material failure or breach in relation to our legacy and other IT systems and processes to date, we have been, and likely will continue to be, subject to computer viruses, attempts at unauthorised access and cyber security attacks.

We have an operational risk management framework in place that facilitates both the qualitative and quantitative analysis of operational risk exposures. The output of this framework, in particular management information on key operational risk and control assessments, scenario analysis, internal incidents and external incidents, is reported by the business units and presented to the Group Operational Risk Committee. This information also supports business decision-making and lessons-learned activities, the ongoing improvement of the control environment, and determination of the adequacy of our corporate insurance programme.

Global regulatory risk

(Unaudited)

Global regulatory risk is considered a key risk and is classified as a business environment risk under the Group Risk framework risk categorisation.

The European Union (EU) is developing a new prudential regulatory framework for insurance companies, referred to as Solvency II. The Solvency II Directive, which sets out the new framework, was formally approved by the Economic and Financial Affairs Council in November 2009 although its implementation was delayed pending agreement on a directive known as Omnibus II which, once adopted, will amend certain aspects of the Solvency II Directive. The new approach is based on the concept of three pillars—minimum capital requirements, supervisory review of firms’ assessments of risk, and enhanced disclosure requirements.

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

A key aspect of Solvency II is that the assessment of risks and capital requirements are intended to be aligned more closely with economic capital methodologies and may allow us to make use of our internal economic capital models if approved by the Prudential Regulation Authority.

In November 2013, representatives from the European Parliament, the European Commission and the Council of the European Union reached an agreement on the Omnibus II Directive, which is currently expected to be adopted in early 2014. As a result, Solvency II is now expected to be implemented as of 1 January 2016, although the European Commission and the European Insurance and Occupational Pensions Authority are continuing to develop the detailed rules that will complement the high-level principles of the Solvency II and Omnibus II Directives, which are not currently expected to be finalised until mid-2015.

There is significant uncertainty regarding the final outcome from this process. In particular, certain detailed aspects of the Solvency II rules relating to the determination of the liability discount rate for UK annuity business remain to be clarified and our capital position is sensitive to these outcomes. Further, the effective application of a number of key measures incorporated in the Omnibus II Directive, including the provisions for third-country equivalence, are expected to be subject to supervisory judgement and approval. There is a risk that the effect of the measures finally adopted could be adverse for us, including potentially a significant increase in the capital required to support our business and that we may be placed at a competitive disadvantage to other European and non-European financial services groups. We are actively participating in shaping the outcome through our involvement in industry bodies and trade associations, including the Chief Risk Officer and Chief Financial Officer Forums, together with the Association of British Insurers and Insurance Europe.

Having assessed the requirements of Solvency II, an implementation programme was initiated with dedicated teams to manage the required work across the Group. The activity of the local Solvency II teams is coordinated centrally to achieve consistency in the understanding and application of the requirements. We are continuing our preparations to adopt the regime when it comes into force on 1 January 2016 and are undertaking in parallel an evaluation of the possible actions to mitigate its effects. We regularly review our range of options to maximise the strategic flexibility of the Group. This includes consideration of optimising our domicile as a possible response to an adverse outcome on Solvency II.

Over the coming months we will remain in regular contact with the Prudential Regulation Authority as we continue to engage in the ‘pre-application’ stage of the approval process for the internal model. In addition, we are engaged in the Prudential Regulation Authority’s ‘Individual Capital Adequacy Standards Plus (ICAS+)’ regime, which is enabling our UK insurance entities to leverage the developments made in relation to the Solvency II internal model for the purpose of meeting the existing ICAS regime.

Currently there are also a number of other global regulatory developments which could impact the way in which we are supervised in our many jurisdictions. These include the Dodd-Frank Act in the US, the work of the Financial Stability Board on Global Systemically Important Insurers (G-SIIs) and the Common Framework for the Supervision of Internationally Active Insurance Groups (ComFrame) being developed by the International Association of Insurance Supervisors (IAIS).

The Dodd-Frank Act represents a comprehensive overhaul of the financial services industry within the United States that, among other reforms to financial services entities, products and markets, may subject financial institutions designated as systemically important to heightened prudential and other requirements intended to prevent or mitigate the impact of future disruptions in the US financial system. The full impact of the Dodd-Frank Act on our businesses is not currently clear. However, many of its provisions have a delayed effectiveness and/or require rulemaking or other actions by various US regulators over the coming years.

In July 2013 the Financial Stability Board announced the initial list of nine insurance groups that have been designated as G-SIIs. This list included Prudential as well as a number of our competitors. The designation as a G-SII is likely to lead to additional policy measures being applied to the designated group. Based on a policy framework released by the IAIS concurrently with the initial list, these additional policy measures will include enhanced group- wide supervision. This enhanced supervision is intended to commence immediately and will include the development by July 2014 of a Systemic Risk Management Plan under supervisory oversight and implementation thereafter and by the end of 2014, a group Recovery and Resolution Plan and Liquidity Risk Management Plan. The G-SII regime also introduces two types of capital requirements, the first, a Basic Capital Requirement, designed to act as a minimum group capital requirement and the second, a Higher Loss Absorption requirement for conducting non-traditional insurance and non-insurance activities. The IAIS released a consultation paper on the Basic Capital Requirement in December 2013 and we will participate in the field testing of the proposals (expected in the first half of 2014). We are monitoring the development of, and the potential impact of, the framework of policy measures and engaging with the Prudential Regulation Authority on the implications of this designation. The IAIS currently expects to finalise the Basic Capital Requirement and

Higher Loss Absorption proposals by November 2014 and the end of 2015 respectively. Implementation of the regime is likely to be phased in over a period of years with the Basic Capital Requirement expected to be introduced between 2015 and 2019. The Higher Loss Absorption requirement will apply from January 2019 to the insurance groups identified as G-SIIs in November 2017.

ComFrame is also being developed by the IAIS to provide common global requirements for the supervision of insurance groups. The framework is designed to develop common principles for supervision and so may increase the focus of regulators in some jurisdictions. It is also currently expected that some prescriptive requirements, including group capital requirements will be included in the framework. A revised draft ComFrame proposal was released for consultation in October 2013. The IAIS will undertake a field testing exercise from 2014-2018 to assess the impacts of the quantitative and qualitative requirements proposed under ComFrame. ComFrame is expected to be implemented in 2019.

Risk factors

(Unaudited)

Our disclosures covering risk factors can be found in this document. See Item 3, ‘Key Information—Risk Factors’.

Risk mitigation and hedging

(Unaudited)

We manage our actual risk profile against our tolerance of risk. To do this, we maintain risk registers that include details of the risks we have identified and of the controls and mitigating actions we employ in managing them. Any mitigation strategies involving large transactions such as a material derivative transaction involving shareholder business are subject to review at Group level before implementation.

We use a range of risk management and mitigation strategies. The most important of these include: adjusting asset portfolios to reduce investment risks (such as duration mismatches or overweight counterparty exposures); using derivatives to hedge market risks; implementing reinsurance programmes to manage insurance risk; implementing corporate insurance programmes to limit the impact of operational risks; and revising business plans where appropriate.

Capital management

Regulatory capital (IGD)

(Audited)

Prudential is subject to the capital adequacy requirements of the European Union Insurance Groups Directive (IGD) as implemented by the Prudential Regulation Authority in the UK. The IGD capital surplus represents the aggregated surplus capital (on a Prudential Regulation Authority consistent basis) of the Group’s regulated subsidiaries less the Group’s borrowings. No diversification benefit is recognised.

Our capital position remains strong. We have continued to place emphasis on maintaining the Group’s financial strength through optimising the balance between writing profitable new business, conserving capital and generating cash. We estimate that our IGD capital surplus is £5.1 billion at 31 December 2013 (before taking into account the 2013 final dividend), with available capital covering our capital requirements 2.8 times. This compares to a capital surplus of £5.1 billion at the end of 2012 (before taking into account the 2012 final dividend), albeit this was calculated on a different basis.

The movements in 2013 mainly comprise:

•	Net capital generation (net of market movements) mainly through operating earnings (in-force releases less investment in new business, net of tax) of £2.1 billion; and

•	Subordinated-debt issuance of £1.1 billion.

Offset by:

•	The impact of the Thanachart acquisition cost, net of IGD contribution, £0.3 billion;

•	Reduction in respect of Jackson IGD of £1.2 billion, as described below;

•	Reduction in the shareholders’ interest in future transfers from the UK’s with-profits fund asset allowance (as discussed below) of £0.2 billion;

•	Final 2012 dividend of £0.5 billion and interim 2013 dividend of £0.3 billion;

•	External financing costs and other central costs, net of tax, of £0.6 billion; and

•	Negative impact arising from foreign exchange movements of £0.1 billion.

IGD surplus represents the accumulation of surpluses across all of our operations based on local regulatory minimum capital requirements with some adjustments, pursuant to the requirements of Solvency I. The calculation does not fully adjust capital requirements for risk nor does it capture the true economic value of assets. Global regulatory developments, such as Solvency II and ComFrame, aim to ensure that the calculation of regulatory surplus evolves over time into a more meaningful risk sensitive measure.

There is broad agreement that ultimately it would be beneficial to replace the IGD regime with a regime that is more risk based. Solvency II aims to provide such a framework and is expected to be implemented on 1 January 2016. The structure of the Group and the approach we have taken to managing our risks, with a sizeable credit reserve in the UK annuity book, a strong inherited estate in UK with profits and the relatively low risk nature of our asset management and Asian operations, together with a high level of IGD surplus means we have positioned ourselves well for future regulatory developments and stresses to our business. Our economic capital surplus based on outputs from our Solvency II internal model, is shown below.

(Unaudited)

In March 2013, we agreed with the PRA to amend the calculation of the contribution Jackson makes to the Group’s IGD(11) surplus. Until then, the contribution of Jackson to the reported IGD was based on an intervention level set at 75 per cent of US Risk Based Capital Company Action Level. Post this change, the contribution of Jackson to IGD surplus now equals the surplus in excess of 250 per cent of Company Action Level. This is more in line with the level at which we have historically reported free surplus, which had been set at 235 per cent of Company Action Level, and which has been raised to 250 per cent in the first half of 2013 to align with IGD. In the absence of an agreed Solvency II approach, we believe that this change makes the IGD surplus a more meaningful measure and one that is more closely aligned with economic reality. The revised IGD surplus calculation has no impact on the way that the US business is managed or regulated locally. The impact of this change when it was introduced in March 2013, was a reduction in IGD surplus of £1.2 billion.

We continue to have further options available to manage available and required capital. These could take the form of increasing available capital (for example, through financial reinsurance) or reducing required capital (for example, through the mix and level of new business) and the use of other risk mitigation measures such as hedging and reinsurance. A number of such options were utilised through the last financial crisis in 2008 and 2009 to enhance the Group’s IGD surplus. One such arrangement allowed the Group to recognise a proportion of the shareholders’ interest in future transfers from the UK’s with-profits business and this remained in place, contributing £0.4 billion to the IGD at 31 December 2012. We are phasing this out in two equal steps, reducing the credit taken to £0.2 billion from January 2013 and we expect to take zero credit from January 2014.

(11)	Jackson previously reported IGD on an intervention level set at 75 per cent of US Risk Based Capital Company Action level (CAL). In March 2013 it was agreed with the PRA that going forward Jackson’s IGD will be reported on an intervention level set at 250 per cent of CAL.

In addition to its strong capital position, on a statutory (Pillar 1) basis, the total credit reserve for the UK shareholder annuity funds also protects its capital position in excess of the IGD surplus. This credit reserve as at 31 December 2013 was £1.9 billion. This credit risk allowance represents 47 per cent of the bond portfolio spread over swap rates, compared to 40 per cent as at 31 December 2012.

Stress testing

(Unaudited)

As at 31 December 2013, stress testing of our IGD capital position to various events has the following results:

•	An instantaneous 20 per cent fall in equity markets from 31 December 2013 levels would reduce the IGD surplus by £50 million;

•	A 40 per cent fall in equity markets (comprising an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four-week period) would reduce the IGD surplus by £250 million;

•	A 100 basis points reduction (subject to a floor of zero) in interest rates would reduce the IGD surplus by £50 million; and

•	Credit defaults of ten times the expected level would reduce IGD surplus by £600 million.

We believe that the results of these stress tests, together with our strong underlying earnings capacity, our established hedging programmes and our additional areas of financial flexibility, demonstrate that we are in a position to withstand significant deterioration in market conditions.

We also use an economic capital assessment to monitor our capital requirements across the Group, allowing for realistic diversification benefits and continue to maintain a strong position. This assessment provides valuable insights into our risk profile.

Economic capital position

(Unaudited)

Following provisional agreement on the Solvency II Omnibus II Directive on 13 November 2013, Solvency II is now expected to come into force on 1 January 2016. Therefore our economic capital results are based on outputs from our Solvency II internal model. Although the Solvency II and Omnibus II Directives, together with draft Level 2 ‘Delegated Acts’, provide a viable framework for the calculation of Solvency II results, there remain material areas of uncertainty and in many areas the Group’s methodology and assumptions are subject to review and approval by the PRA , the Group’s lead regulator. We do not expect to submit our Solvency II internal model to PRA for approval until 2015 and therefore the economic capital position disclosed below should not be interpreted as output from an approved internal model.

At 31 December 2013 the Group has an economic capital(12) surplus of £11.3 billion (2012: £8.8 billion) and an economic solvency ratio of 257 per cent (2012:215 per cent) before taking into account the 2013 final dividend.

Between full year 2012 and full year 2013, the Group economic capital surplus increased by £2.5 billion from £8.8 billion to £11.3 billion. The total movement over the year was equivalent to a 42 percentage point increase in the Group economic solvency ratio, driven by:

•	Model changes of £0.1 billion: a positive impact to Group surplus arising from a number of modelling enhancements and refinements;

•	Operating experience of £2.1 billion: generated by in-force business, new business written in 2013, the beneficial impact of management actions taken during 2013 to de-risk the business, and small impacts from non-market assumption changes and non-market experience variances over the year; and

(12)	The methodology and assumptions used in calculating the economic capital result are set out in Item 5, ‘Other results based information’.

•	Non-operating experience of £0.9 billion: mainly arising from positive market experience during 2013.

Offset by:

•	Other capital movements of £0.6 billion: a reduction in surplus from the acquisition of Thanachart Life and the preparation for sale of the Japanese business, the negative impact of exchange rate movements, an increase in surplus from new subordinated-debt issuances and a reduction in surplus due to dividend payments in 2013.

These results are based on outputs from our current Solvency II internal model, assessed against a draft set of rules and with a number of key working assumptions. Further explanation of the underlying methodology and assumptions are set out in note II of Additional unaudited financial information. By disclosing economic capital information at this stage, the Directors of Prudential plc are seeking to provide an indication of the potential outcome of Solvency II based on the Group’s current interpretation of the draft rules. An update of the capital position based on the Solvency II internal model will be reported annually going forward and will evolve to reflect changes to the Solvency II rules, on-going refinements to our internal model calibrations, and feedback from the PRA on Prudential’s approach to implementing this new capital regime. Against this background of uncertainty, it is possible that the final outcome of Solvency II could result in a fall in the Group solvency ratio, relative to the results shown above.

Stress testing

(Unaudited)

At 31 December 2013, stress testing the economic capital position gives the following results and demonstrates the Group’s ability to withstand significant deteriorations in market conditions:

•	An instantaneous 20 per cent fall in equity markets would reduce surplus by £0.3 billion but increase the economic solvency ratio to 260 per cent;

•	An instantaneous 40 per cent fall in equity markets would reduce surplus by £1.0 billion but increase the economic solvency ratio to 258 per cent;

•	A 100 basis points reduction in interest rates (subject to a floor of zero) would reduce surplus by £1.3 billion and reduce the economic solvency ratio to 225 per cent;

•	A 100 basis points increase in interest rates would increase surplus by £0.8 billion and increase the economic solvency ratio to 284 per cent; and

•	A 100 basis points increase in credit spreads would reduce surplus by £1.3 billion and reduce the economic solvency ratio to 254 per cent.

Capital allocation

(Unaudited)

Our approach to capital allocation is to attain a balance between risk and return, investing in those businesses that create shareholder value. In order to efficiently allocate capital, we measure the use of, and the return on, capital.

We use a variety of metrics for measuring capital performance and profitability, including traditional accounting metrics and economic returns. Capital allocation decisions are supported by this quantitative analysis, as well as strategic considerations.

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

Material risks will only be retained where this is consistent with Prudential’s risk appetite framework and its philosophy towards risk-taking. The Group’s current approach is to retain such risks where doing so contributes to value creation and the Group is able to withstand the impact of an adverse outcome, and has the necessary capabilities, expertise, processes and controls to appropriately manage the risk.

Risk objectives

In keeping with this philosophy, the Group has five objectives for risk and capital management which are as follows:

1. Framework	2. Monitoring	3. Control	4. Communication	5. Culture

Design, implement and maintain a capital management and risk oversight framework, which is consistent with the Group’s risk appetite and philosophy towards risk taking	Establish a ‘no surprises’ risk management culture by identifying the risk landscape, assessing and monitoring risk exposures and understanding change drivers	Implement suitable risk mitigation strategies and remedial actions where exposures are deemed inappropriate, and to manage the response to potentially extreme events	Effectively communicate the Group’s risk, capital and profitability position to both internal and external stakeholders	Foster a risk management culture, providing quality assurance and facilitating the sharing of best practice

Prudential’s risk governance framework requires that all of the Group’s businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group. The framework is based on the concept of ‘three lines of defence’ comprising risk-taking and management, risk control and oversight and independent assurance. The diagram below outlines the Group-level framework.

Primary responsibility for strategy, performance management and risk control lies with the Board, which has established the Risk Committee to assist in providing leadership, direction and oversight in respect of the Group’s significant risks, and with the Group Chief Executive and the chief executives of each of the Group’s business units.

RISK MANAGEMENT—THE FIRST LINE OF DEFENCE

Risk taking and the management thereof forms the first line of defence and is facilitated through both the Group Executive Committee and the Balance Sheet and Capital Management Committee.

Group Executive Committee (GEC)	Balance Sheet and Capital Management Committee (BSCMC)
Purpose:	Purpose:

Supports the Group Chief Executive in the executive management of the Group and is comprised of the chief executives of each of the Group’s major business units, as well as a number of functional specialists.	Supports the Chief Financial Officer in the management of the Group’s balance sheet, as well as providing oversight to the activities of Prudential Capital, which undertakes the treasury function for the Group. The BSCMC is comprised of a number of functional specialists.

Meets: Usually fortnightly	Meets: Monthly

RISK OVERSIGHT—THE SECOND LINE OF DEFENCE

Risk control and oversight constitutes the second line of defence, and is achieved through the operation of a number of Group-level risk committees, chaired by either the Chief Financial Officer or the Group Chief Risk Officer, which monitor and keep risk exposures under regular review.

Group Executive Risk Committee

(GERC)

Purpose: Oversees the Group’s risk exposures, including market, credit, liquidity, insurance and operational risks, and also monitors the Group’s capital position.

Reports to: Group Chief Executive

Meets: Monthly

Technical Actuarial Committee (TAC)	Group Credit Risk Committee (GCRC)	Group Operational Risk Committee (GORC)	Group Compliance Committee (GCC)	Solvency II Technical Oversight Committee (STOC)

Purpose: Sets the methodology for valuing Prudential’s assets, liabilities and capital requirements under Solvency II and the Group’s internal economic capital basis.	Purpose: Reviews the Group’s investment and counterparty credit risk positions.	Purpose: Overseas the Group’s operational risk exposures.

Purpose:

Oversees the effectiveness of risk and capital management for all financial and non-financial risks faced by Prudential Group and has responsibility to consider Group-wide regulatory compliance risks and controls.

Purpose: Provides ongoing technical oversight and advice to the Board and executive in respect of their duties with regard to the Group’s Internal Model.

Responsibility for these risks has moved to the GORC from January 2014.

Reports to: GERC	Reports to: GERC	Reports to: GERC	Reports to: GERC	Reports to: GERC

Meets: Usually monthly and more often as required	Meets: Monthly	Meets: Quarterly	Meets: Every two months	Meets: Usually ten times annually

The Group-level risk committees are supported by the Group Chief Risk Officer, with functional oversight provided by Group Security, Group Compliance and Group Risk. Group Security is responsible for developing and delivering appropriate security measures with a view to protecting the Group’s staff, physical assets and intellectual property. Group Compliance provides verification of compliance with regulatory standards and informs the Board, as well as management, on key regulatory issues affecting the Group. Group Risk has responsibility for establishing and embedding a capital management and risk oversight framework and culture consistent with Prudential’s risk appetite that protects and enhances the Group’s embedded and franchise value.

INDEPENDENT ASSURANCE—THE THIRD LINE OF DEFENCE

Group-wide Internal Audit (GwIA)

The third line of defence comprises the Group-wide Internal Audit function, which provides independent and objective assurance to the Board, Audit and Risk Committees and the Group Executive Committee, to protect the assets, sustainability and reputation of the organisation.

Reporting

The Risk Committee is provided with regular reports on the activities of the risk function and, where it affects the results of the assurances under the Turnbull compliance statement, the Audit Committee also receives appropriate reporting from the same function. Reports to the Committee include information on the activities of the Group Executive Risk Committee, the Group Operational Risk Committee, the Group Credit Risk Committee, the Solvency II Technical Oversight Committee, the Technical Actuarial Committee and the Group Compliance Committee, as well as reports from Group-wide Internal Audit.

The Group’s capital position and overall position against risk limits are reviewed regularly by the Group Executive Risk Committee, the Committee and the Board. Key economic capital metrics, as well as risk-adjusted profitability information, are included in the business plans which are reviewed by the Group Executive Risk Committee, the Committee and the Board.

Routine internal reporting by the business units varies according to the nature of the business, with each business unit responsible for ensuring that its risk reporting framework meets both the needs of the respective business unit and the standards set by the Group Risk function. Clear escalation criteria and processes are in place for the timely reporting of risks and incidents by business units to the various Group-level risk committees and, where appropriate, the Board. Each business unit reviews the risks inherent in their business operations as part of the annual preparation of their business plan, and subsequently these opportunities and risks are regularly reviewed against business objectives with Group Risk. The impact of large transactions or divergences from the agreed business plan are also reviewed and reported by Group Risk.

Investments

General

The overall financial strength of Prudential and the results, both current and future, of the insurance business are in part dependent upon the quality and performance of the various investment portfolios in the United Kingdom, the United States and Asia.

Prudential’s Total Investments

The following table shows Prudential’s insurance and non-insurance investments, net of derivative liabilities, at 31 December 2013. In addition, at 31 December 2013 Prudential had £143.3 billion of external funds under management. Assets held to cover linked liabilities relate to unit-linked and variable annuity products. In this table, investments are valued as set out in note A3.1 to the consolidated financial statements in Item 18.

	At 31 December 2013 £m
	UK Insurance	US Insurance	Asia Insurance	Total Insurance	Asset Management(a)	Other	Total	Less: assets to cover linked liabilities and external unit holders(b)	Group excluding assets to cover linked liabilities and external unit holders
Investment properties	11,448	28	1	11,477	—	—	11,477	(2,709)	8,768
Investments accounted for using the equity method	449	—	268	717	92	—	809	—	809
Financial investments:				—
Loans	4,173	6,375	922	11,470	1,096	—	12,566	—	12,566
Equity securities	39,745	66,008	14,383	120,136	65	21	120,222	(84,780)	35,442
Debt securities	82,014	30,292	18,554	130,860	2,045	—	132,905	(15,230)	117,675
Other investments	4,603	1,557	41	6,201	61	3	6,265	(120)	6,145
Deposits	11,252	—	896	12,148	65	—	12,213	(1,022)	11,191

Total financial investments	141,787	104,232	34,796	280,815	3,332	24	284,171	(101,152)	183,019

Total investments	153,684	104,260	35,065	293,009	3,424	24	296,457	(103,861)	192,596
Derivative liabilities	(804)	(515)	(58)	(1,377)	(112)	(200)	(1,689)	28	(1,661)

Total investments	152,880	103,745	35,007	291,632	3,312	(176)	294,768	(103,833)	190,935

(a)	Investments held by asset management operations are further split in note C2.4 to the consolidated financial statements in Item 18.
(b)	Prudential’s Group statement of financial position includes the line by line investments of unit-linked and the consolidated unit-trusts and similar funds. In the table above, these amounts have been deducted in deriving the underlying investments in the right-hand column.

The disclosure below has been provided on a consistent basis as that included in previous Form 20-F submissions, with analysis focusing on the investments attributable to shareholders and consequently excluding those held to cover linked liabilities or attributable to unit holders of consolidated unit trusts and similar funds.

In addition to the detail provided below further analysis is included in the consolidated financial statements, in accordance with IFRS 7 ‘Financial Instruments: Disclosures’. The further analysis is included in notes C2 and C3 to Prudential’s consolidated financial statements in Item 18.

Prudential’s Average Investment Return

The following table shows the income from the investments of Prudential’s operations, net of derivative liabilities, by asset category for the periods indicated. This table does not include investment income from assets held to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds. Average investment return has been calculated using the average of opening and closing balances for the appropriate asset.

	Year Ended 31 December
	2013		2012*		2011*
	Average investment return	Amount £m	Average investment return	Amount £m	Average investment return	Amount £m
Investment properties
Net investment income	5.2%	477	5.4%	512	5.7%	557
Net realised investment (losses) gains	(0.1)%	(6)	0.9%	81	(1.0)%	(101)
Net unrealised investment (losses) gains	4.1%	376	(0.6)%	(57)	3.6%	354
Ending assets		8,768		9,459		9,516
Investments accounted for using the equity method
Ending assets		809		635		516
Loans
Net investment income	6.5%	787	4.6%	500	4.7%	442
Net realised investment (losses) gains	(0.2)%	(21)	(0.3)%	(37)	0%	1
Net unrealised investment gains	0.2%	19	(0.6)%	(62)	0.5%	46
Ending assets		12,566		11,813		9,706
Equity securities
Net investment income	2.6%	929	2.4%	841	2.9%	995
Net realised investment gains	3.8%	1,354	7.4%	2,570	4.4%	1,505
Net unrealised investment gains (losses)	4.9%	1,766	(0.3)%	(99)	(11.5)%	(3,959)
Ending assets		35,442		36,517		32,925
Debt securities
Net investment income	4.4%	5,188	4.7%	5,213	5.0%	5,168
Net realised investment gains (losses)	1.1%	1,299	3.0%	3,396	2.0%	2,038
Net unrealised investment gains (losses)	(3.7)%	(4,308)	1.1%	1,189	2.7%	2,776
Ending assets		117,675		116,605		107,540
Other investments (including derivative liabilities)
Net investment income	12.5%	597	1.8%	514	9.8%	394
Net realised investment (losses) gains	(25.5)%	(1,218)	(7.2)%	(340)	0.6%	23
Net unrealised investment (losses) gains	(4.6)%	(218)	13.1%	620	8.6%	347
Ending assets, net of derivative liabilities		4,484		5,078		4,408
Deposits
Net investment income	0.8%	85	0.9%	90	0.9%	78
Ending assets		11,191		10,819		8,826
Total
Net investment income	4.2%	8,063	4.2%	7,670	4.5%	7,634
Net realised investment gains (losses)	0.7%	1,408	3.1%	5,670	2.0%	3,466
Net unrealised investment gains (losses)	(1.2)%	(2,365)	0.9%	1,591	(0.3)%	(436)
Ending assets, net of derivative liabilities		190,935		190,926		173,437

*	The 2012 and 2011 comparatives have been adjusted from those previously published for the retrospective application of new accounting standards described in note A2 to Prudential’s consolidated financial statements in Item 18.

Prudential’s Insurance Investment Strategy and Objectives

Prudential’s insurance investments support a range of businesses operating in many geographic areas. Each of the operations formulates a strategy based on the nature of its underlying liabilities, its level of capital and its local regulatory requirements.

Internal funds under management

Prudential manages 73 per cent of its group funds principally through its fund management businesses, M&G in the UK, PPM America in the United States and Eastspring Investments in Asia. The remaining 27 per cent of the Group’s funds mainly relate to assets held to back unit-linked, unit trust and variable annuity liabilities.

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

Investments Relating to UK Insurance Business

Strategy

In the UK, Prudential tailors its investment strategy for long-term business, other than unit-linked business, to match the type of product a portfolio supports. The primary distinction is between with-profits portfolios and non-participating portfolios, which include the majority of annuity portfolios. Generally, the objective is to maximise returns while maintaining investment quality and asset security and adhering to the appropriate government regulations.

Consistent with the product nature, in particular regarding guarantees, the with-profits fund’s investment strategy emphasises a well-diversified equity portfolio (containing some international equities), real estate (predominantly in the UK), UK and international fixed income securities and cash.

For Prudential’s UK pension annuities business and other non-participating business the objective is to maximise profits while ensuring stability by closely matching the cash flows of assets and liabilities. To achieve this matching, the strategy is to invest in fixed income securities of appropriate maturity dates.

For Prudential’s unit-linked business, the primary objective is to maximise investment returns subject to following an investment policy consistent with the representations Prudential has made to its unit-linked product policyholders.

Investments

The following table summarises the total investments, net of derivative liabilities, of the UK insurance business at 31 December 2013.

	At 31 December 2013 £m
	SAIF	PAC with- profits fund	Other	Total	Less: assets to cover linked liabilities and external unit holders(a)	Total excluding assets to cover linked liabilities and external unit holders
Investment properties	456	8,804	2,188	11,448	(2,709)	8,739
Investment accounted for using the equity method	—	383	66	449	—	449
Financial investments:
Loans	96	2,728	1,349	4,173	—	4,173
Equity securities	2,060	21,767	15,918	39,745	(14,114)	25,631
Debt securities	3,340	44,715	33,959	82,014	(8,070)	73,944
Other investments	315	3,986	302	4,603	(100)	4,503
Deposits	694	8,488	2,070	11,252	(764)	10,488

Total financial investments	6,505	81,684	53,598	141,787	(23,048)	118,739

Total investments	6,961	90,871	55,852	153,684	(25,757)	127,927
Derivative liabilities	(10)	(498)	(296)	(804)	28	(776)

Total investment, net of derivative liabilities	6,951	90,373	55,556	152,880	(25,729)	127,151

(a)	Please refer to the notes in the total Group investments table.

The following table shows additional analysis of the investments relating to Prudential’s UK insurance business, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, at 31 December 2013. The ‘Other’ column includes investments relating to solvency capital of unit-linked funds and investments relating to non-life long-term business.

	At 31 December 2013 £m
	With- Profits	PRIL	SAIF	Other	Total	Total %
Investment properties	6,881	1,194	456	208	8,739	6.9
Investments accounted for using the equity method	383	—	—	66	449	0.4
Financial investments:
Loans:
Mortgage loans	1,173	182	10	1,161	2,526
Policy loans	7	—	5	—	12
Other loans	1,548	4	81	2	1,635

Total loans and receivables	2,728	186	96	1,163	4,173	3.3

Equity securities:
United Kingdom:
Listed	10,793	1	1,026	76	11,896
Unlisted	765	—	6	—	771

Total United Kingdom	11,558	1	1,032	76	12,667	10.0

International:
United States	1,566	—	150	—	1,716
Europe (excluding the United Kingdom)	6,120	—	459	—	6,579
Japan	965	—	105	1	1,071
Pacific (excluding Japan)	1,735	—	143	7	1,885
Other	1,541	—	171	1	1,713

Total international	11,927	—	1,028	9	12,964	10.2

Total equity securities	23,485	1	2,060	85	25,631	20.2

Debt securities:
UK government	2,331	2,072	96	534	5,033
US government	1,414	—	196	1	1,611
Other	40,076	21,448	3,048	2,728	67,300

Total debt securities	43,821	23,520	3,340	3,263	73,944	58.1

Other investments:
Other financial investments	2,818	—	228	1	3,047
Derivative assets	1,084	285	87	—	1,456

Total other investments	3,902	285	315	1	4,503	3.5

Deposits	8,489	849	694	456	10,488	8.2

Total investments	89,689	26,035	6,961	5,242	127,927	100.6

Derivative liabilities	(487)	(188)	(10)	(91)	(776)	(0.6)

Total investment, net of derivative liabilities	89,202	25,847	6,951	5,151	127,151	100.0

Equity Securities

Prudential’s UK insurance operations, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, had £25,631 million invested in equities at 31 December 2013. Most of these equities support Prudential Assurance’s with-profits fund and the SAIF fund, both of which are managed using the same general investment strategy.

The following table shows the geographic spread of this equity portfolio by market value in accordance with the policies described in note A3.1 to the consolidated financial statements in Item 18.

	At 31 December 2013
	Market Value £m	%
United Kingdom	12,667	49.4
United States	1,716	6.7
Europe (excluding United Kingdom)	6,579	25.7
Japan	1,071	4.2
Pacific (excluding Japan)	1,885	7.4
Other	1,713	6.6

Total	25,631	100.0

The UK equity holdings are well diversified. Prudential held equities in 374 UK companies at 31 December 2013. The ten largest holdings in UK equities at 31 December 2013 amounted to £3,685 million, accounting for 14 per cent of the total UK equity holdings of £25,631 million supporting the UK insurance operations. The following table shows the market value of the ten largest holdings in UK equities at 31 December 2013.

	At 31 December 2013
	Market Value £m	Percentage of Total UK equities
Vodafone Group	577	2.3
BP	542	2.1
GlaxoSmithKline	444	1.7
HSBC Holdings	393	1.5
British American Tobacco	383	1.5
Royal Dutch Shell	340	1.3
Rio Tinto	335	1.3
Diageo	251	1.0
BT	235	0.9
Rolls Royce	185	0.7

Total	3,685	14.3

A wide variety of industry sectors are represented in Prudential’s equity portfolio. At 31 December 2013, within the £12,667 million in UK equities supporting the UK insurance operations, Prudential had £10,629 million, or 83.9 per cent of the holdings, invested in ten industries. The following table shows the primary industry concentrations based on market value of the portfolio of UK equities relating to the UK insurance business at 31 December 2013.

	At 31 December 2013
	Market Value £m	Percentage of total UK equities
Banks	2,184	17.3
Oil & gas producers	1,737	13.8
Pharmaceuticals & biotechnology	1,262	10.0
Mobile telecommunications	956	7.5
Mining	888	7.0
Support services	838	6.6
Financial services	779	6.1
Travel & leisure	697	5.5
Media	690	5.4
Tobacco	598	4.7

Total	10,629	83.9

Debt Securities

At 31 December 2013, of the debt securities held by the UK insurance operations, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, 97.8 per cent were issued by corporations and overseas governments other than the US, 6.8 per cent were issued or guaranteed by the UK government and 2.2 per cent were issued or guaranteed by the US government. These guarantees relate only to payment and, accordingly, do not provide protection against fluctuations in market price that may occur during the term of the fixed income securities.

The following table shows the market value of the debt securities portfolio by maturity at 31 December 2013, in accordance with the policies described in note A3.1 to the consolidated financial statements in Item 18.

	At 31 December 2013
	Market Value £m	%
Securities maturing:
Within one year	879	1.2
Over one year and up to five years	13,567	18.3
Over five years and up to ten years	16,121	21.8
Over ten years and up to fifteen years	11,413	15.4
Over fifteen years	31,964	43.3

Total debt securities	73,944	100.0

The following table shows debt securities by rating:

	At 31 December 2013
	Market Value £m	%
S&P—AAA	8,025	10.9
S&P—AA+ to AA-	9,360	12.7
S&P—A+ to A-	19,001	25.7
S&P—BBB+ to BBB-	15,176	20.5
S&P—Other	2,992	4.0

	54,554	73.8

Moody’s—Aaa	2,095	2.8
Moody’s—Aa1 to Aa3	5,308	7.2
Moody’s—A1 to A3	2,014	2.7
Moody’s—Baa1 to Baa3	1,101	1.5
Moody’s—Other	126	0.2

	10,644	14.4

Fitch	534	0.7
Other	8,212	11.1

Total debt securities	73,944	100.0

In the table above, Standard & Poor’s (S&P) ratings have been used where available. For securities where S&P ratings are not immediately available, those produced by Moody’s and then Fitch have been used as an alternative. Where no external ratings are available, internal ratings produced by the Group’s asset management operation, which are prepared on the Company’s assessment of a comparable basis to external ratings, are used where possible. Further information is provided in note C3.3 to the consolidated financial statements in Item 18.

Real Estate

At 31 December 2013, Prudential’s UK insurance operations, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, had £8,739 million of investments in real estate. The following table shows the real estate portfolio by type of investment. The real estate investments are shown at market value in accordance with the policies described in note A3.1 to the consolidated financial statements in Item 18.

	At 31 December 2013
	Market Value £m	%
Office buildings	3,460	39.5
Shopping centers/commercial	3,572	40.9
Retail warehouses/industrial	1,360	15.6
Development	84	1.0
Other	263	3.0

Total	8,739	100.0

Approximately 52.7 per cent of the UK held real estate investment is located in London and Southeast England with 42.7 per cent located throughout the rest of the UK and the remaining 4.6 per cent located overseas.

Investments Relating to Prudential’s US Insurance Business

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

Investments

The following table shows total investments, net of derivative liabilities, relating to the US insurance operations at 31 December 2013.

	31 December 2013 £m
	Variable annuity separate account assets	Fixed annuity, GIC and other business	Total
Investment properties	—	28	28
Financial investments:
Loans	—	6,375	6,375
Equity securities	65,681	327	66,008
Debt securities	—	30,292	30,292
Other investments	—	1,557	1,557
Deposits	—	—	—

Total financial investments	65,681	38,551	104,232

Total investments	65,681	38,579	104,260
Derivative liabilities	—	(515)	(515)

Total investment, net of derivative liabilities	65,681	38,064	103,745

The following table further analyses the investments, net of derivative liabilities of the US insurance operations, excluding the separate account investments supporting the variable annuity business, at 31 December 2013.

	31 December 2013
	£m	%
Non-institutional
Investment properties	28	0.1
Loans	6,042	15.9
Equity securities	270	0.7
Debt Securities
Corporate securities	20,397	53.6
Government securities	3,318	8.7
Residential mortgage backed securities	1,655	4.3
Commercial mortgage backed securities	2,127	5.6
Other debt securities	482	1.3

Total debt securities	27,979	73.5

Other investments	1,398	3.7
Derivative liabilities	(367)	(1.0)

Total non-institutional	35,350	92.9

Institutional
Loans	333	0.9
Equity securities	57	0.1
Debt Securities
Corporate securities	1,873	4.9
Government securities	12	—
Residential mortgage backed securities	105	0.3
Commercial mortgage backed securities	212	0.6
Other debt securities	111	0.3

Total debt securities	2,313	6.1

Other investments	159	0.4
Derivative liabilities	(148)	(0.4)

Total institutional	2,714	7.1

Total
Investment properties	28	0.1
Loans	6,375	16.8
Equity securities	327	0.8
Debt Securities
Corporate securities	22,270	58.5
Government securities	3,330	8.7
Residential mortgage backed securities	1,760	4.6
Commercial mortgage backed securities	2,339	6.2
Other debt securities	593	1.6

Total debt securities	30,292	79.6

Other investments	1,557	4.1
Derivative liabilities	(515)	(1.4)

Total	38,064	100.0

Under IFRS, for the insurance operations, debt securities are shown at fair value and loans are at amortised cost (with the exception of certain policy loans which are held to back liabilities for funds withheld under reinsurance arrangement, which are also accounted on a fair value basis). Equity securities and investment properties are shown at fair value. The fair value of unlisted securities is estimated by Jackson using independent pricing services or analytically determined values.

Debt Securities

Corporate Securities

At 31 December 2013, the US insurance operations had £22,270 million of corporate securities representing 57.7 per cent of the US insurance operations total investments excluding separate account investments. Of the £22,270 million, £18,875 million consisted of debt securities that are publicly traded or trade under Rule 144A under the Securities Act of 1933, as amended (‘Rule 144A’) and £3,395 million consisted of investments in non-Rule 144A privately placed fixed income securities.

Rule 144A is a 1990 United States Securities and Exchange Commission (‘SEC’) rule that facilitates the resale of privately placed securities that are without SEC registration to qualified institutional investors. The rule was designed to develop a more liquid and efficient institutional resale market for unregistered securities.

For statutory reporting in the US, debt securities are classified into six quality categories specified by the Securities Valuation Office of the National Association of Insurance Commissioners (NAIC). The categories range from Class 1 (the highest) to Class 6 (the lowest). Performing securities are designated as Classes 1 to 5. Securities in or near default are designated Class 6. Securities designated as Class 3, 4, 5 and 6 are non-investment grade securities. Generally, securities rated AAA to A by nationally recognised statistical ratings organisations are reflected in Class 1, BBB in Class 2, BB in Class 3 and B and below in Classes 4 to 6. If a designation is not currently available from the NAIC, Jackson’s investment adviser, PPM America, provides the designation for the purposes of disclosure below.

The following table shows the quality of the publicly traded and SEC Rule 144A debt securities by NAIC classifications:

	2013		2012
	Carrying value		Carrying value
	£m	% of total	£m	% of total
NAIC designation:
1	7,254	38	7,575	39
2	10,658	56	11,096	56
3	664	4	681	3
4	275	2	315	2
5	21	—	27	—
6	3	—	5	—

	18,875	100	19,699	100

The following table shows the quality of the non-SEC Rule 144A private placement portfolio by NAIC classifications:

	2013		2012
	Carrying value		Carrying value
	£m	% of total	£m	% of total
NAIC designation:
1	1,299	38	1,392	39
2	2,025	60	2,067	59
3	58	2	66	2
4	2	—	3	—
5	11	—	14	—
6	—	—	—	—

	3,395	100	3,542	100

Residential Mortgage-Backed Securities

At 31 December 2013, the US insurance operations had £1,760 million of residential mortgage-backed securities, representing 4.6 per cent of US insurance operations total investments, excluding separate account investments. At 31 December 2013, of the £1,760 million, 1.5 per cent of this total were rated AAA. (Standard & Poor’s ratings have been used where available and for securities where Standard & Poor’s ratings are not immediately available, those produced by Moody’s and then Fitch have been used as an alternative).

The primary investment risk associated with residential mortgage-backed securities is that a change in the interest rate environment or other economic conditions could cause payment of the underlying obligations to be made slower or quicker than was anticipated at the time of their purchase. If interest rates decline, then this risk is called ‘pre-payment risk’ and the underlying obligations will generally be repaid quicker when the yields on reinvestment alternatives are lower. Alternatively, if interest rates rise, the risk is called ‘extension risk’ and the underlying obligations will generally be repaid slower when reinvestment alternatives offer higher returns. Residential mortgage-backed securities offer additional yield to compensate for these risks. The US operations can manage pre-payment risk, in part, by reducing crediting rates on its products.

Commercial Mortgage-Backed Securities

At 31 December 2013, the US insurance operations had £2,339 million of commercial mortgage-backed securities, representing 6.1 per cent of US insurance operations total investments, excluding separate account investments. 42.6 per cent of this total were rated AAA (Standard & Poor’s ratings have been used where available and for securities where S&P ratings are not immediately available, those produced by Moody’s and then Fitch have been used as an alternative). Due to the structures of the underlying commercial mortgages, these securities do not present the same pre-payment or extension risk as residential mortgage-backed securities.

Other Debt Securities

At 31 December 2013, the US insurance operations had £593 million of other debt securities, representing 1.5 per cent of US insurance operations total investments, excluding separate account investments.

Loans

At 31 December 2013, loans totaled £6,375 million, representing 16.5 per cent of US insurance operations total investments, excluding separate account investments. Of the total, £3,671 million related to commercial mortgage loans and £2,704 million to policy loans. Of the £3,671 million policy loans, £1,887 million were held to back the liabilities for funds withheld under reinsurance arrangement attaching to the purchase of REALIC in 2012.

Commercial Mortgage Loans

At 31 December 2013, commercial mortgage loans represented 9.5 per cent of US insurance operations total investments excluding separate account investments. The average loan size is £6.5 million, collateralised by properties located in the United States.

Jackson has addressed the risk of these investments by building a portfolio that is diverse both in geographic distribution and property type.

The property types are mainly industrial, multi-family residential, suburban office, retail and hotel. The breakdown of the market value by property type is as follows:

31 December 2013%
Industrial mortgage loans	28.4
Multi-family residential mortgage loans	29.9
Retail mortgage loans	18.8
Suburban office mortgage loans	12.6
Hotel mortgage loans	9.0
Other loans	1.3

Total	100.0

The following table shows the geographic split of the collateral for these loans:

31 December 2013%
California	12.0
Florida	9.2
Georgia	6.3
Illinois	5.8
Texas	10.0
Other (sum of all states < 5% each)	56.7

Total	100.0

Commercial mortgages generally involve more credit risk than residential mortgages due to several factors, including larger loan size, general and local economic conditions, local real estate conditions and the credit quality of the underlying tenants for the properties. Jackson’s investment policy and strict underwriting standards are designed to reduce these risks while maintaining attractive yields. In contrast to residential mortgage loans, commercial mortgage loans have minimal or no pre-payment and extension risk.

Policy Loans

Policy loans represented 7.0 per cent of US insurance operations total investments, excluding separate account investments at 31 December 2013. Policy loans are fully secured by individual life insurance policies or annuity policies and are contractual arrangements made under the policy. As described above, £1,887 million out of the £2,704 million policy loans were held to back the liabilities for funds withheld under reinsurance arrangement attaching to the purchase of REALIC in 2012.

Equity Securities

Equity securities supporting US insurance operations, excluding separate account investments, totaled £327 million at 31 December 2013.

Other

Other financial investments of £1,557 million, representing 4.0 per cent of US insurance operations total investments, excluding separate account investments at 31 December 2013 were made up of £791 million of limited partnership interests and derivative assets of £766 million.

The largest investment in the limited partnerships category is a £123 million interest in the PPM America Private Equity Fund. The remainder of this category consists of diversified investments in 165 other partnerships managed by independent money managers that generally invest in various equity and fixed income loans and securities.

Investments Relating to Asian Insurance Business

Prudential’s Asian insurance operations’ investments, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, largely support the business of Prudential’s Singapore, Hong Kong, Malaysia, and Japan operations.

The following table shows Asia’s investments, net of derivative liabilities, at 31 December 2013. In this table, investments are valued in accordance with the policies described in note A3.1 to the consolidated financial statements in Item 18.

	31 December 2013 £m
	With-profits business	Unit-linked assets	Other	Total	Less: assets to cover linked liabilities and external unit holders(a)	Total excluding assets to cover linked liabilities and external unit holders	%
Investment properties	—	—	1	1	—	1	—
Investments accounted for using the equity method	—	—	268	268	—	268	1.2
Financial investments:					—
Loans	522	—	400	922	—	922	4.0
Equity securities	4,538	9,274	571	14,383	(4,985)	9,398	41.6
Debt securities	9,736	2,451	6,367	18,554	(7,160)	11,394	50.5
Other investments	8	21	12	41	(20)	21	0.1
Deposits	304	260	332	896	(258)	638	2.8

Total financial investments	15,108	12,006	7,682	34,796	(12,423)	22,373	99.0

Total investments	15,108	12,006	7,951	35,065	(12,423)	22,642	100.2
Derivative liabilities	(40)	(2)	(16)	(58)	—	(58)	(0.2)

Total investment, net of derivative liabilities	15,068	12,004	7,935	35,007	(12,423)	22,584	100.0

(a)	Please refer to notes in the total Group investments table.

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

Debt Securities

The following table shows rating categorisation of the debt security investments of Prudential Corporation Asia’s long-term insurance fund, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, at 31 December 2013.

	31 December 2013
	Market Value £m	%
S&P—AAA	584	5.1
S&P—AA+ to AA–	3,772	33.1
S&P—A+ to A–	1,314	11.5
S&P—BBB+ to BBB–	858	7.5
S&P—Other	821	7.2

	7,349	64.4

Moody’s—Aaa	1,313	11.5
Moody’s—Aa1 to Aa3	76	0.7
Moody’s—A1 to A3	86	0.8
Moody’s—Baa1 to Baa3	189	1.7
Moody’s—Other	31	0.3

	1,695	15

Fitch	573	5
Other*	1,777	15.6

Total debt securities	11,394	100.0

*	Further information is provided in note C3.3 to the consolidated financial statements in item 18.

Equity Securities

The following table shows a geographic analysis of equity security investments of Asia’s long-term insurance fund, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, at 31 December 2013.

	31 December 2013
	Market Value £m	%
Hong Kong	4,500	47.9
Singapore	4,114	43.7
Taiwan	421	4.5
Malaysia	278	3.0
Other	85	0.9

Total	9,398	100.0

Description of Property—Corporate Property

As at 31 December 2013, Prudential’s UK headquartered businesses occupied approximately 50 properties in the United Kingdom, Europe and India. These properties are primarily offices with some ancillary storage facilities.

Prudential’s global headquarters is located in London and is held on a freehold basis. Of the remainder, the most significant are offices in London and Reading in England, Stirling in Scotland and Mumbai in India. The property in Stirling is held on a freehold basis, and is leased by the business from PAC’s long-term fund. The rest of the properties occupied by Prudential’s UK based businesses, in the UK and India, are held leasehold. Elsewhere in Europe, 21 of the properties are occupied leasehold and the rest (eleven) are short-term serviced offices. The leasehold properties range in size from 500 to 125,000 sq. ft. Overall, the UK, Europe and Mumbai occupied property portfolio totals approximately 816,000 sq. ft.

Prudential’s UK headquartered businesses also hold one surplus owned property and approximately 42 surplus leasehold properties in the United Kingdom, spread geographically throughout the country. This surplus accommodation (ie not occupied by the Group but including amounts sublet) totals approximately 384,000 sq. ft. There is also one surplus land holding in the United Kingdom, of 43 acres. A high proportion of the surplus estate has been sublet to third party occupiers generating income for the Group to cover this overhead. As at 31 December 2013 vacancy within the surplus estate stood at 64,000 sq. ft.

In the United States, Prudential owns Jackson National Life’s executive and principal administrative office located in Michigan. Prudential owns a total of seven facilities in Lansing, Michigan, which total approximately 595,000 sq. ft. Prudential also leases premises in Michigan, Colorado, Tennessee, California, Illinois, New York, New Jersey, Georgia, Florida, Wisconsin, Massachusetts, Connecticut, New Hampshire, Pennsylvania, Texas and North Dakota for certain of its operations. Prudential holds 30 operating leases with respect to office space, throughout the United States. The leasehold properties range in size from 500—180,000 sq. ft. In the United States, Prudential owns and leases a total of approximately 1,210,000 sq. ft. of property. In addition to the owned and leased properties, Prudential also owns a total of 287 acres of surplus land. This property is all located in Lansing, Michigan.

Prudential’s United States headquartered business also sublets three surplus office properties in Lansing, Michigan, totaling approximately 22,500 sq. ft., located in one of its owned properties.

In Asia, Prudential owns or leases properties principally in Hong Kong, Singapore, Malaysia, Indonesia, Thailand, Philippines, China (50 per cent joint venture), Taiwan, Japan, Vietnam, India (26 per cent joint venture). Korea, United Arab Emirates and Cambodia.

Within these countries, Prudential owns 35 property assets, ranging from office space to land holdings. The breakdown of these owned assets by country is as follows:

Malaysia: six owned assets—All office space totaling 12,315 sq. ft.

Philippines: two owned assets—All office space totaling 4,278 sq. ft.

Singapore: one owned asset—Office space totaling 11,883 sq. ft.

Taiwan: sixteen owned assets—All surplus land holdings totaling 30,137 sq. ft.

Thailand: ten owned assets—All surplus land holdings totaling 72,109 sq. ft.

Prudential has (excluding India but including the China joint venture), a total of 495 operating leases, (external and intercompany leases), totaling approximately 4.33 million square feet of property.

In India, Prudential holds a minority stake (26 per cent) with ICICI in a joint venture which holds the property interests. The property is occupied by the ICICIPru Life and ICICIPru AMC businesses. The holding comprises approximately 700 leased properties, totaling approximately 1.2 million sq. ft. There is one owned and occupied asset comprising approximately 40,000 sq. ft. in Mumbai.

Prudential Corporation Asia’s real estate strategy moving forward involves consolidation of its existing property portfolio to support its local business strategies throughout the region, to take advantage of opportunities in the regional markets in securing long term cost savings for the business while maintaining competitive advantage.

The United States headquartered business is constructing an additional 260,000 sq. ft. of owned office space adjoining its principal offices in Lansing, Michigan, which will be occupied from 2016 onwards. There have been no other property transactions subsequent to 31 December 2013 which would have a material impact on the financial position of Prudential.

Prudential believes that its facilities are suitable for the conduct of its businesses. We periodically review our space requirements and may acquire or lease new space as needed to accommodate any future needs of our businesses. Prudential’s operating leases have no material commercial value.

In summary, Prudential owns 18 properties which it also occupies and which are accounted for as owner occupied. These properties are comprised of nine in Asia, two in the UK and seven in the US. ICICIPru also owns and occupies one property in India. The total value of Prudential’s owner occupied properties at 31 December 2013 was £308 million. This represents less than 0.1 per cent of Prudential’s total assets.

Prudential is the lessee under 562 operating leases used as office accommodation, comprising 495 leases held by the Asian business, 30 leases held by the US business and 37 leases held by the UK businesses. For the UK based businesses, Prudential holds 11 short-term serviced offices.

Investment Interests

Prudential also holds interests in properties within its investment portfolios accounted for as investment property. At 31 December 2013 the total value of investment properties was £11,477 million and comprised 545 properties held by the UK, 6 held by the US and 1 held by the Asia business. In total they comprised 3.5 per cent of Prudential’s total assets. The UK business’ holdings account for over 99 per cent by value of the total investment properties.

Competition

General

There are other significant participants in each of the financial services markets in which Prudential operates. Its competitors include both mutual and stock financial companies. In addition, regulatory and other developments in many of Prudential’s markets have blurred traditional financial service industry lines and opened the market to new competitors and increased competition. In some of the Prudential’s markets, other companies may have greater financial resources, allowing them to benefit from economies of scale, and may have stronger brands than Prudential does in that market.

The principal competitive factors affecting the sale of Prudential’s products in its chosen markets are:

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

Asia

The competitive landscape across the Asia Pacific region differs widely by geographical market, reflecting differing levels of market maturity and regulation. Prudential’s competitors include both the subsidiaries of global life insurers and local domestic (including state-owned) entities. Subsidiaries of global life insurance groups that operate in the Asia Pacific region tend to operate in multiple markets in the region, and some currently have top five market shares in a small number of markets. The majority of local domestic life insurers in the Asia Pacific region remain focused on their core home markets. The developed and liberalised markets of Hong Kong and Singapore are dominated by subsidiaries and branches of global life insurance groups. The developing markets in South East Asia such as Indonesia, Vietnam and the Philippines also see a high level of participation by global life insurance groups. The large and relatively mature markets of Korea and Taiwan are dominated by local domestic insurers. In certain countries with continued foreign ownership restrictions (such as China and India), the life insurance markets are dominated by local domestic insurers or by joint venture entities between global insurance groups and local companies.

The global life insurers that are Prudential’s competitors in the Asia Pacific region include AIA, Allianz, Aviva, AXA, and Manulife. Other competitors relevant in some of Prudential’s key markets include HSBC Life in Hong Kong, Hanwha Life (formerly Korea Life), Kyobo Life and Samsung Life in Korea, Thai Life in Thailand,

Great Eastern in Singapore and Malaysia, and China Life, China Pacific and Ping An in China. Prudential’s principal competitors in respect of its fund management operations across the region largely comprise multinational asset manager such as J.P. Morgan Asset Management, Schroders, HSBC Global Asset Management, Franklin Templeton, Fidelity Worldwide Investment and Aberdeen Asset Management.

United States

Prudential’s insurance operations in the United States operate under the Jackson brand. Prudential is not affiliated with Prudential Financial, Inc. or its subsidiary, The Prudential Insurance Company of America.

Jackson’s competitors in the United States include major stock and mutual insurance companies, mutual fund organisations, banks and other financial services companies. National banks, in particular, may become more significant competitors in the future for insurers who sell annuities, due to current legislation, court decisions and regulatory actions. Jackson’s principal life insurance company competitors in the United States include AIG, Hartford Life, Prudential Financial, MetLife, Lincoln National, AXA Financial, TIAA-CREF and Allianz.

Jackson does not have a career agency sales force to distribute its annuity products in the United States and, consequently, competes for distributors such as banks, broker-dealers and independent agents.

United Kingdom

Prudential’s principal competitors include many of the major retail financial services and fund management companies operating in the United Kingdom. These companies include Aviva, Legal & General, Standard Life, Friends Life, Scottish Widows, Aegon, AXA, Just Retirement, Zurich Financial Services, Fidelity, Invesco Perpetual, Jupiter, Threadneedle, Schroders and BlackRock. Prudential competes with other providers of financial products to be included on financial advisors’ panels of preferred providers.

Intellectual Property

Prudential conducts business under the ‘Prudential’, ‘Jackson’, ‘M&G’ and ‘Eastspring Investments’ brand names and logos. It is also the registered owner of over 100 domain names, including ‘www.prudential.co.uk’, ‘www.prudentialcorporation-asia.com’,’www.jackson.com’,’www.mandg.co.uk’, ‘www.eastspringinvestments.com’ and ’www.pru.co.uk’.

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

Legal Proceedings

Prudential

Prudential and its subsidiaries are involved in various litigation matters. While an adverse ruling in any individual case may not in itself be material to Prudential, if applied across all similar cases, the potential liabilities may be more significant. Although the outcome of such matters cannot be predicted with certainty, management believes that the ultimate outcome of such litigation will not have a material adverse effect on the group’s financial condition, results of operations or cash flows.

Jackson

Jackson is involved as a defendant in various litigation matters, including class action and other litigation substantially similar to class action and other litigation pending against many life insurance companies in respect of allegations of misconduct in the sale and administration of insurance products. Jackson generally accrues a liability for legal contingencies with respect to pending litigation once management determines that the contingency is probable and estimable. Accordingly, at 14 March 2014 Jackson had recorded an accrual of £14 million for litigation matters (31 December 2013: £14 million). Management, based on developments to date, believes that the ultimate disposition of the litigation matters is not likely to have a material impact on Jackson’s financial condition or results of operations.

Sources

Throughout this annual report, Prudential describes the position and ranking of its overall business and individual business units in various industry and geographic markets. The sources for such descriptions come from a variety of conventional sources generally accepted as relevant business indicators by members of the financial services industry. These sources include information available from the Annuity Specs, Asia Asset Management Magazine, Asosiasi Asuransi Jiwa Indonesia, Association of British Insurers, Association of Vietnamese Insurers, Association of Unit Trusts and Investment Funds, Fitch, Hong Kong Federation of Insurers, Hong Kong Office of the Commissioner of Insurance, HSBC Global Research, Insurance Regulatory and Development Authority of India, Insurance Services Malaysia Berhad, Investment Management Association, Life Insurance Marketing and Research Association (LIMRA), Life Insurance Association of Malaysia, Life Insurance Association of Singapore, Life Insurance Association of Taiwan, Lipper Inc., Morningstar, Moody’s, Neilsen Net Ratings, Propriety Research, Service Quality Management Group, SNL Financial, Standard & Poor’s, Thai Life Assurance Association, The Asset Benchmark Research, The Advantage Group, The Asset, Townsend and Schupp and UBS.

SUPERVISION AND REGULATION OF PRUDENTIAL

Supervision and Regulation

Prudential’s principal insurance and investment operations are in Asia, the United Kingdom (‘UK’), and the United States (US). Accordingly, it is subject to applicable Asian, UK and US insurance and other financial services regulation which is discussed below.

Until 1 April 2013, the UK Financial Services Authority (the ‘FSA’) was Prudential’s ‘lead supervisor’ for the purposes of the EU’s Insurance Groups Directive (the ‘IGD’) and played a principal role in assessing and ensuring the adequacy of Prudential’s solvency and financial stability on a Group-wide basis. The FSA has now been replaced in this role by the Prudential Regulation Authority (the ‘PRA’) as part of reforms to the UK regulatory architecture and this role in supplementary Group-level supervision will also be enhanced under the new EU solvency framework, Solvency II. Both of these developments are discussed further below.

As well as coordinating EU-level local regulators in the context of the IGD, as both Prudential’s parent company and a significant proportion of its global insurance operations are in the UK, the PRA plays (and the FSA also played) an important coordinating role in regulatory initiatives at a global level. This role is less formal than within the EU and depends principally on the various memoranda of understanding signed with non-EU regulators, including in the US and Asia. In consequence, although the PRA’s role as a lead supervisor does not restrict the role of individual local regulators or override the local insurance and other financial services regimes described in the following sections, the PRA’s rules and its regulatory agenda impact Prudential’s operations globally.

Moreover, because the UK regulatory framework is considerably shaped and influenced by regulations, directives and subsidiary legislation and rules emanating from the EU, the significant Group-wide impact of such rules may, at times, result in legal and regulatory developments in the EU (including the evolving Solvency II framework discussed below) in turn having a significant impact on the business and operations of the Group as a whole.

Global Regulatory Developments and Trends

There are a number of ongoing policy initiatives and regulatory developments at a global level which are having, and will continue to have, an impact on the way Prudential is supervised. These include the work of the Financial Stability Board (‘FSB’) (an international body established to coordinate, develop and promote effective regulatory, supervisory and other financial sector policies in the interests of financial stability) and the work of standard-setting institutions such as the International Association of Insurance Supervisors (‘IAIS’).

The IAIS has various initiatives which are detailed in this section. On 18 July 2013, the IAIS published a methodology for identifying Global Systemically Important Insurers (‘G-SIIs’), and a set of policy measures that will apply to them, which the FSB endorsed. Groups designated as a G-SII will be subject to additional regulatory requirements, including enhanced supervision, development of a Systemic Risk Management Plan (‘SRMP’) and Recovery & Resolution Plan (‘RRP’) and capital requirements. The FSB designated Prudential as a G-SII on 18 July 2013 and the FSB, in consultation with the IAIS and national authorities, will make a decision on the G-SII status of, and appropriate risk mitigating measures for, major reinsurers in July 2014.

In December 2013, the IAIS issued a consultation document to solicit feedback regarding proposed options for the development of global basic capital requirements (‘BCR’) for G-SIIs. These requirements are expected to apply to G-SIIs from 2015 or shortly thereafter. The development of the BCR, which are to apply to all group activities including non-insurance subsidiaries, is the first step of a long-term project to develop risk-based, group-wide global capital standards. The second step is the development of higher loss absorbency requirements to apply to G-SIIs, due to be completed by the end of 2015. The third step is the development of a risk-based group-wide global insurance capital standard, due to be completed by the end of 2016, and to be applied to internationally active insurance groups (‘IAIGs’) from 2019 after refinement and final calibration in 2017 and 2018.

Similar national and regional efforts to curb systemic risk and promote financial stability are also underway in certain of the jurisdictions in which Prudential operates, including the Dodd-Frank Wall Street Reform and Consumer Protection Act (the ‘Dodd-Frank Act’) in the US (further discussed in ‘US Supervision and Regulation—Financial services regulatory and legislative issues’), and legislation in the European Union related to the financial services industry. The aggregate impact and possible interaction of these regulatory developments is difficult to determine at this stage.

The Common Framework for the Supervision of Internationally Active Insurance Groups (‘ComFrame’) is also being developed by the IAIS. ComFrame is concerned with the on-going supervision of large and complex internationally active insurance groups (‘IAIGs’) and is not focused on whether an insurance group presents risk to the global financial system, which is the focus of the IAIS work on G-SIIs. ComFrame is a set of common principles for supervision of IAIGs designed to assist supervisors and regulators in addressing risks that arise from insurance groups with operations in multiple jurisdictions. On 9 October 2013 the IAIS published a consultation on the latest draft of ComFrame and announced a commitment to develop, as part of ComFrame, a risk-based global insurance capital standard (‘ICS’) by 2016. The IAIS plans to undertake a field testing exercise from 2014 to 2018 to assess the impact of the quantitative and qualitative requirements proposed under ComFrame. Comframe is expected to be implemented in 2019.

At the national level, regulation and supervisory practice is evolving rapidly as regulators seek to strengthen their regimes in light of the lessons of the financial crisis and the influence of international standards (eg IAIS). The following points are discussed in greater detail in the regional sections below, but are worth noting here due to the global impact.

In the UK, the FSA was abolished and replaced by the PRA and the Financial Conduct Authority (‘FCA’), two new authorities which, as discussed further below, have different powers and objectives to those of the FSA. Following the agreement of the Omnibus II Directive at the end of 2013, and its adoption by the European Parliament on 11 March 2014, regulatory attention is expected to refocus back on compliance with Solvency II, which is expected to be implemented in the UK on 1 January 2016.

The regulatory environment continues to evolve in Asia, where economics in the region are in various phases of maturity. In general (though there are exceptions), regulators in developing economies continue to build the regulatory framework relevant to their level of economic development. The IAIS Insurance Core Principles (ICP), which provides a globally accepted framework for the supervision of the insurance sector and ComFrame evolution are expected to create continued development in both prudential and conduct regulations over the next two to three years, particularly in the emerging markets of Asia. Regulatory standards are generally being raised, and insurance companies operating in Asia are finding themselves subject to increasing regulatory supervision and scrutiny. In general, the pace of regulatory developments has increased since 2008 in most markets, particularly in relation to risk capital, consumer protection and governance requirements. This increased regulatory pressure will continue as Asian regulators begin to take on board the new IAIS standards, which is expected to translate into an accelerating trend around a sharper focus on risk management systems and a requirement to hold more capital to manage asset and liability positions. This is not a specific Asia risk.

UK Supervision and Regulation

The Financial Services and Markets Act 2000

Prudential’s insurance and investment businesses in the UK are regulated under the Financial Services and Markets Act 2000 (‘FSMA 2000’). In addition, those businesses are subject to various UK laws (for example, the Data Protection Act 1998 in relation to the processing of customer data and various Pension Acts) some of which require the relevant Prudential entity to be licensed or registered. There have been extensive amendments to the FSMA 2000 regime as a result of the Financial Services Act 2012 and the ‘legal cutover’ to a new regulatory regime on 1 April 2013, described below.

New regulatory regime

Until 1 April 2013, the FSA was the single regulator for all authorised persons carrying on regulated activities in the financial services sector and was empowered to make rules and issue guidance in relation to a wide sphere of activity, encompassing the governance, conduct of business and prudential supervision of firms. From 1 April 2013, the FSA ceased to exist and was replaced by:

•	The PRA, which oversees macro-prudential regulation of deposit-takers, insurers and some systemically important investment firms; and

•	The FCA, which is responsible for conduct of business regulation of all authorised firms and the prudential regulation of firms not regulated by the PRA. The FCA has also inherited the majority of the FSA’s market regulatory functions (excluding certain functions which sit with the Bank of England).

Transition to the new regulatory regime principally involved the allocation of the FSA’s functions and responsibilities between the PRA and FCA, although the PRA and FCA have also been vested with some additional functions to those exercised previously by the FSA. In discharging their respective functions, the PRA and FCA have separate objectives as defined in FSMA 2000. The general objective of the PRA is to promote the safety and soundness of PRA-authorised persons. The PRA also has an insurance objective, which is to contribute to the securing of an appropriate degree of protection for those who are or may become policyholders. The strategic objective of the FCA is to ensure that the relevant markets that it regulates function properly. The FCA has three operational objectives: to secure an appropriate degree of protection for consumers; to protect and enhance the integrity of the UK financial system; and to promote effective competition in the interests of consumers.

The substantive content of the FSA’s macro-prudential and conduct of business regulation prior to 1 April 2013, including that discussed below under ‘Main features of regulation applicable to Prudential’s insurance and investment business’, was not materially affected as a result of the legal cutover, although the substantive content of that regulation (and its interpretation) is expected to evolve differently given the altered statutory objectives and regulatory approaches of the PRA and the FCA.

The approach of the PRA and FCA

Close and regular contact between the PRA and FCA and senior management and those performing controlled functions remains a feature of the UK regulatory regime following 1 April 2013. Although the Advanced Risk Response Operating Framework (‘ARROW’) process previously employed by the FSA has not been adopted by either regulator, both regulators have continued to focus on risk, but with their approaches informed by separate statutory objectives and pursued through distinct supervisory programmes.

To meet its objectives, the FCA’s supervision model is based on three pillars: a ‘Firm Systemic Framework’ (‘FSF’), involving preventative work through structured conduct assessment of firms; ‘event-driven’ work covering issues which occur outside a firm’s assessment cycle; and thematic reviews focused on particular sectors of the market aimed at product issues which the FCA identifies as driving poor outcomes for consumers or endangering market integrity. The FSF involves Prudential being subject to, amongst other initiatives, a business model and strategy analysis (‘BMSA’) to establish which assessment areas to prioritise over a two-year cycle.

The FCA divides the firms it supervises into one of four conduct classifications (C1to C4) based on a combination of a measure of a firm’s potential impact on FCA objectives and the number of retail customers a firm has, with C1 being the highest risk. Prudential has been categorised as ‘C2’, the second highest risk category. Additionally, as a group also regulated by the PRA with subsidiaries that are prudentially regulated by the FCA, Prudential has been assigned one of four prudential classifications (P1to P4). Members of the Group that the PRA prudentially regulates have been categorised as ‘P1’ as they are considered prudentially critical.

The PRA is weighting its supervision towards those issues and those insurers that, in its judgment, pose the greatest risk to its statutory objectives, conducting its assessment work on a continuous cycle.

Both the PRA and FCA have sought to adopt a more judgment-led approach to supervision while also being more forward-looking in relevant judgments by assessing firms not just against current risks, but also against those which could plausibly arise in the future. The approach of both the PRA and the FCA is also principles-based, placing less reliance on technical rules. The PRA and FCA have indicated that this approach will result in a much more intrusive and proactive approach to supervision. The PRA has indicated that for significant firms such as Prudential, it will conduct detailed analysis of their business models including, in the case of an insurer, forming its own projection of the insurer’s ability to generate returns and the associated risks. In line with a more interventionist approach, the PRA has indicated that it will require the insurer to change its business model if it believes that mitigating measures alone cannot adequately reduce material risks to safety and soundness and policyholder protection. Both the PRA and the FCA are also placing a significant focus on assessing the governance frameworks and culture that exist within financial firms.

Overview of FSMA 2000 regulatory regime

Principles for Businesses

An authorised firm is subject to a range of ongoing regulatory requirements supervised by the FCA and, for dual-regulated firms, the PRA. These include the requirement to meet at all times specified threshold conditions, which include possession of adequate resources for the carrying on of its business and being fit and proper. Key features of the regime are 11 ‘Principles for Businesses’, by which all authorised firms were expected to abide. These cover key areas such as the firm’s relationship with the FCA and PRA, the need to conduct business with integrity and the requirement to pay due regard to the interests of customers and treat them fairly.

Main features of regulation applicable to the Prudential’s insurance and investment businesses

Supervision of management of authorised firms

The PRA and FCA supervise the management of authorised firms through the ‘approved persons’ regime, under which any appointment of persons who perform a ‘controlled function’, including functions that enable the exercise of significant influence over an authorised firm, must be pre-approved by the PRA or FCA, as applicable. Increasingly the regulators are looking to understand how senior managers discharge their responsibilities and are holding them to account for regulatory failings.

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

Conduct of Business Rules

The FCA’s Conduct of Business Rules regulate the day-to-day conduct of business standards to be observed by authorised persons in carrying on regulated activities.

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

Consumer protection, the Financial Ombudsman Service (‘FOS’) and the Financial Services Compensation Scheme (‘FSCS’)

The consumer protection agenda in the UK is within the remit of the FCA. The FCA’s focus is on product scrutiny, sales practices and firms’ cultures, including assessment of how remuneration structures affect consumer outcomes. In addition, the FCA has a specific remit to promote competition within the financial services industry.

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

The FSCS is intended to compensate individuals and other groups of ‘eligible claimants’, including certain trustees for claims against an authorised firm where the authorised firm is unable or unlikely to be able to meet those claims (generally, when it is insolvent or has gone out of business). Both the PRA and the FCA have rule-making powers for the FSCS and the FSCS is accountable to both regulators.

Financial Crime

The prevention of financial crime is a key element of the FCA’s statutory remit to protect the integrity of the UK financial system. The FCA has responsibility for preventing firms from being used as a channel for financial crime. This include anti-money laundering, sanctions, and anti-bribery and corruption. As one of the lead supervisors of Prudential the FCA has this responsibility for the whole Group. The FCA requires firms to put in place systems and controls to mitigate financial crime, and it examines these as part of its proactive supervision agenda on an ongoing basis. Firms are required to disclose suspicions of money-laundering to the FCA. The FCA can take enforcement action against firms that fail to effectively manage their financial crime risks.

Regulation of insurance business
Most of Prudential’s subsidiaries that carry on insurance business in the UK, including PAC, Prudential Annuities Limited, Prudential Retirement Income Limited, Prudential Pensions Limited and Prudential Holborn Life Limited are ‘dual-regulated’ firms, meaning that they are regulated by the PRA for prudential purposes and by the FCA for conduct purposes. The exceptions are Prudential Distribution Limited, Prudential Financial Planning Limited and Scottish Amicable ISA Managers Limited, which are regulated by the FCA only due to their business model.

Conduct of business requirements for insurance business

Authorised firms which advise and sell to retail customers packaged products such as life insurance policies are subject to detailed conduct of business obligations relating to product disclosure, assessment of suitability, the range and scope of the advice which the firm provides, and fee and remuneration arrangements.

The FSA launched the Retail Distribution Review (‘RDR’) in 2006 with the specific aim of addressing shortcomings in the retail investment market. On 31 December 2012, new rules took effect which, inter alia:

•	required changes in how firms offering advice to retail customers present and describe the adviser services that they offer, including limiting the extent to which advisers can hold themselves out as ‘independent’;

•	banned the payment of commission when a personal recommendation is made and required the adoption of ‘adviser charging’, whereby a firm must set and clearly disclose its tariff of charges and where these are to be facilitated by a product provider, required that amount must not be determined by the provider and there must be clear distinction from any product charges;

•	imposed higher qualification requirements as well as continuing professional development and professional standards on advisers; and

•	introduced increased reporting requirements on firms in respect of their retail investment advisers.

The changes introduced by the RDR are having a broad-ranging impact on Prudential, and have necessitated significant system changes, affected which products Prudential offers and the pricing of those products, as well as expanded UK regulatory reporting requirements. For further information on RDR, see ‘UK Business—Distribution’ and Item 5, ‘Operating and Financial Review and Prospects—Introduction and Overview’.

On 31 March 2014 the FCA published its business plan for 2014/15. The plan includes a statement that the FCA will assess whether life insurance firms are operating historic (often termed ‘legacy’ or ‘heritage’) products in a fair way and whether they have adopted strategies that are not in the best interests of existing customers. By way of a separate press release published on 28 March 2014 the FCA clarified that it would be looking at how customers in closed funds are being treated and will be reviewing a representative sample of firms to look at whether they are treating their customers fairly. The release further clarified that it does not intend looking at removing exit fees from policies providing they were compliant at the time and that the review is not of the sales practices for legacy customers. Furthermore the FCA release has confirmed that it is not looking to apply current standards retrospectively, for example on exit charges.

Capital requirements for insurers

As noted above, in order to maintain authorised status under the FSMA 2000, firms must continue to satisfy certain threshold conditions, which, among other things, require firms to have adequate resources for the carrying on of their business. The rules which govern the prudential regulation of insurers are currently found in the General Prudential Sourcebook (‘GENPRU’), Prudential Sourcebook for Insurers (‘INSPRU’) and the Interim Prudential Sourcebook for Insurers (‘IPRU (INS)’) in the PRA Handbook. Solvency II, described further below, will reform prudential regulation of EU insurers and result in changes to the PRA Handbook.

The PRA’s Individual Capital Adequacy Standards (‘ICAS’) require an insurer to prepare and submit to the PRA its own assessment of its capital requirements, known as an individual capital assessment (‘ICA’), based on the risks it faces, and certain minimum requirements discussed below. Where the PRA disagrees with a firm’s capital requirement assessment, it may issue the firm with individual capital guidance (‘ICG’), including at times, imposed as a requirement.

Insurance companies must maintain assets sufficient to meet at all times the relevant capital requirements in respect of both long-term insurance and general insurance business undertaken by the company. The calculation of such capital requirements is dependent on the type and amount of insurance business a company writes. Under the rules in GENPRU, an insurer must hold capital resources equal at least to the Minimum Capital Requirement (the ‘MCR’). Insurers with with-profits liabilities of £500 million or more must hold capital equal to the higher of MCR and the Enhanced Capital Requirement (the ‘ECR’). The ECR is intended to provide a more risk responsive and ‘realistic’ measure of a with-profits insurer’s capital requirements, whereas the MCR is broadly speaking equivalent to the previously required minimum margin under the IPRU (INS) and satisfies the current minimum EU standards. The applicability of either the MCR or ECR requirements is evaluated on an entity-by-entity basis.

The ECR is determined as the higher of two separate measurements of the firm’s financial resources requirements, reflecting capital as determined by reference to two bases for calculating liabilities (regulatory and realistic), which is referred to as the ‘twin peaks’ approach. The regulatory basis reflects strict contractual liabilities whereas the realistic basis includes more discretionary but expected benefits, including those required to treat customers fairly.

Long-term business assets and liabilities—those assets and liabilities relating to, broadly, life and health insurance policies—must be segregated from the assets and liabilities attributable to non-life insurance business or to shareholders. Separate accounting and other records must be maintained and a separate fund must be established to hold all receipts of long-term business.

The extent to which long-term fund assets may be used for purposes other than long-term business is restricted by the rules in INSPRU. Only the ‘established surplus’—the excess of assets over liabilities in the long-term fund, as determined by an actuarial investigation—may be transferred so as to be available for other purposes. Restrictions also apply to the payment of dividends by the insurance company, as described below. The rules in INSPRU require, in addition to the capital requirements referred to above, the maintenance of sufficient assets in the separate long-term insurance fund to cover the actuarially determined value of the insurance liabilities.

The rules also require insurers to undertake reverse stress testing. Reverse stress testing requires firms to work backwards from an assumed point of business model failure, to identify the stress scenarios that could result in such adverse outcomes. Each firm must then consider whether the likelihood of these scenarios, taking into account likely management actions, is consistent with its risk appetite and, if not, must initiate actions to address any inconsistencies.

Actuarial functions

The PRA’s rules require every insurance company that carries on long-term business to appoint one or more actuaries to perform the ‘actuarial function’ in respect of all classes of its long-term insurance business and the ‘with-profits actuary function’ in respect of all classes of its with-profits business (if any). Alongside the with-profits actuary, and also forming part of the ‘second line of defence’ from a compliance perspective, the PRA’s rules require with-profits businesses to appoint a with-profits committee. This committee is composed of independent persons and acts in an advisory capacity to inform the decision-making of an insurer’s governing body and to ensure that the interests of with-profits policyholders are adequately considered. The with-profits committee advises on the appointment of, and works closely with, the with-profits actuary.

The actuary performing the ‘actuarial function’ must prepare at least annually, a report for the company’s directors quantifying the company’s long-term liabilities attributable to the insurance company’s long-term insurance business, determining the value of any excess over those liabilities of the assets representing the long-term insurance fund and, where any rights of long-term policyholders to participate in profits relate to particular parts of such a fund, a valuation of any excess of assets over liabilities in respect of each of those parts.

The actuary performing the ‘with-profits actuary function’ must, amongst other responsibilities, advise the firm’s management on key aspects of the discretion to be exercised affecting these classes of the with-profits business of the firm, and, at least once a year report to the firm’s governing body on key aspects (including those aspects of the firm’s application of its Principles and Practices of Financial Management (‘PPFM’) on which the advice described above has been given) of the discretion exercised in respect of the period covered by his report. All firms that carry on with-profits business are required to publish the PPFM that are applied in the management of their with-profits funds.

Distribution of profits and with-profits business

Under IPRU (INS), once an allocation of surplus in a with-profits fund has been made to policyholders, no transfer of assets representing any part of a subsequent surplus can be made, to shareholders or otherwise, unless either a defined ‘relevant minimum’ of the surplus has been allocated to policyholders or a statutory notification procedure has been followed.

There has been considerable public debate about the rights and legitimate expectations of with-profits policyholders to assets forming part of an insurance company’s surplus. The FSA confirmed in July 2009 that proprietary life insurance companies will not be able to meet future compensation and redress payments from their with-profits funds, and the FSA confirmed a rule change, meaning that liabilities arising from operational failures (including mis-selling) after the rule came into effect from 31 July 2009 should be met by shareholder funds rather than policyholder funds.

With-profits business

The with-profits business was an area of focus for the FSA, including specifically: the costs charged to a with-profits fund by the firm managing the fund; penalties and charges levied on policyholders who surrender their policies early; the need for funds to be managed with the objective of ensuring that maturity payouts fall within a target range set for the fund; and the provision of information to with-profits policyholders or potential policyholders in a format that they can readily understand.

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

The PRA and FCA now share responsibility for protecting policyholders’ reasonable expectations in relation to with-profits business. The PRA seeks to ensure that any discretionary benefit allocations or other changes with financial implications that the insurer has proposed are compatible with its continued safety and soundness, whereas the FCA has responsibility for monitoring whether the proposed changes are consistent with the insurer’s previous communications, the FCA’s conduct rules and the overriding obligation to treat customers fairly. The PRA has the power to prevent allocations being made if they would materially impair the firm’s safety and soundness.

EU Directives on groups

Prudential is subject to the capital adequacy requirements of the Insurance Groups Directive (IGD), as implemented in the PRA rules. The IGD pertains to groups whose activities are primarily concentrated in the insurance sector.

The PRA, as lead supervisor of Prudential under the IGD, supervises Prudential on a group basis in addition to supervising the UK insurance companies within Prudential individually. This is referred to in the IGD as supplementary supervision and encompasses such matters as general supervision over intra-group transactions (including, inter alia, loans, guarantees and off-balance sheet transactions, investments, reinsurance, retrocession and cost sharing agreements), group risk management processes and internal control mechanisms, and reporting and accounting procedures. In accordance with the IGD, the PRA requires the calculation of group capital resources on a consolidated basis and requires that such group capital resources be equal to or in excess of Prudential’s group capital resources requirement (each as calculated in accordance with INSPRU).

The PRA also plays a coordinating role amongst EU regulators under the IGD. Due to the geographically diverse nature of Prudential’s operations, the application of these requirements to Prudential is complex. In particular, for the purposes of calculating the group capital requirement and actual group capital resources under INSPRU, for many of the Asian operations, the assets, liabilities and capital requirements have to be recalculated based on UK regulations as if the companies were directly subject to such regulation.

New EU solvency framework

The European Commission is continuing to develop a new prudential framework for insurance companies, ‘Solvency II’, which will repeal and replace the existing Life, Non-life, Re-insurance and IGD directives. The main aim of this framework is to ensure the financial stability of the insurance industry and protect policyholders through solvency requirements better matched to the true risks of the business.

Solvency II adopts a three-pillar approach to prudential regulation, which is similar to the ‘Basel II’ approach that has already been adopted in the banking sector in Europe.

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

The new regime will require firms to disclose a considerably greater level of qualitative and quantitative information than under current rules, both to their own supervisor through Regular Supervisory Reporting (‘RSR’) and to the market through the publication of a Solvency and Financial Condition Report (‘SFCR’). This is intended to increase transparency, allowing easier comparison across the industry and enabling supervisors to identify sooner if firms are heading for financial difficulty. In turn, increased transparency is intended to drive market discipline, arising from the reaction of ratings agencies and the capital markets to firms’ performance.

Further details on Solvency II and its implications for the Group are set out in Item 4—Group Risk Framework. As described in that section, the previously anticipated implementation date for Solvency II of 1 January 2014 is delayed until 1 January 2016 and this will be confirmed when the Omnibus II Directive is adopted. The deadline for transposing the rules into national law is expected to be shifted to 31 March 2015.

ICAS+ and Internal Model Approval

As the implementation date for Solvency II has been extended, shorter term regulatory efforts have shifted to ensuring that the momentum built towards better risk management over the last few years is not lost during the interim period. Insurers are also seeking to leverage the improved governance, risk management, and capital models they have developed in preparing for Solvency II.

In the UK, the PRA is allowing firms, such as Prudential, which have been in the internal model approval process (‘IMAP’) to use their Solvency II work to meet, as far as possible, current regulatory requirements under the ICA regime. This has been termed ‘ICAS+’ and the PRA will, as part of this, continue to evaluate a firm’s IMAP progress for UK elements of its internal capital model and will continue to provide feedback. It is anticipated that the PRA’s evaluation will build on its past review activity and, in particular, focus on steps taken to address feedback previously provided by the PRA as part of IMAP. Over the coming months, Prudential will remain in regular contact with the PRA as the Company continues to engage in the ‘pre-application’ stage of the approval process for the internal model.

On 12 December 2013, the PRA issued a supervisory statement setting out its expectations of firms during the preparatory phase for Solvency II. The statement expands on previous general statements by the PRA and on guidelines issued by the European Insurance and Occupational Pensions Authority (‘EIOPA’), which are intended to ensure different Member States adopt a consistent approach to Solvency II before 2016. The PRA expects the immediate impact of EIOPA’s guidelines on firms that the PRA supervises to be relatively limited.

Regulation of investment business

Certain of Prudential’s subsidiaries are authorised to carry on investment business and are subject to regulation and supervision under FSMA 2000. Not all subsidiaries are dual regulated by both the PRA and FCA, with some authorised and regulated by the FCA only for both conduct and prudential matters, such as the M&G subsidiaries. UK asset management can also be subject to additional regulation in other jurisdictions in which they operate. For example, certain M&G UK subsidiaries which operate outside of the UK are also subject to regulation by local regulatory authorities.

Conduct of business requirements for investment businesses and the Markets in Financial Instruments Directive (‘MiFID’)

MiFID sets out detailed authorisation and operating conditions for investment firms and regulated markets. In October 2011, the European Commission published proposals to amend MiFID, the ‘MiFID2’ Directive and introduce a new Markets in Financial Instruments Regulation (‘MiFIR’). Among other things, the proposals were designed to expand the scope of MiFID in terms of the types of firms and the types of instruments (eg structured deposits and emissions allowances) its requirements encompass. The main impact on the M&G investment management business is in the area of fixed income and derivatives.

It was announced in January 2014 that the European Parliament and the Council of the European Union had reached an agreement on the text of the MiFID2 Directive and MiFIR, but areas of uncertainty remain as the detailed ‘level 2’ rules have not been finalised. However, it is proposed that rules on pre-trade transparency should apply to a wider range of instruments than currently the case under MiFID: bonds and derivatives in addition to shares. Asset managers such as M&G will be required to publish quotes received within fifteen minutes. It is also proposed that MiFID2 will restrict the provision of inducements to advisers, which, whilst not as extensive as that introduced by the RDR in the UK (as described above), could result in M&G needing to modify its European adviser charging model. The MiFID2 Directive and MiFIR are expected to take effect at the end of 2016.

Capital requirements for investment businesses

Prior to 1 January 2014, the capital requirements for the UK investment business are contained in the Prudential Standards section of the FSA/FCA Handbook, implementing the requirements of the Capital Requirements Directive (CRD). Since 1 January 2014, the capital requirements for the UK investment businesses implement the requirements of a legislative package known as ‘CRD IV’.

CRD IV is made up of the Capital Requirements Regulation, which is directly applicable to firms across the EU, and the Capital Requirements Directive, which was required to have been implemented through national measures in individual Member States. The FCA and PRA published policy statements in December 2013 setting out new rules and guidance responsive to the changes made by CRD IV, the majority of which took effect on 1 January 2014.

CRD IV implements the Basel III regulatory framework in the EU. This includes enhanced requirements for quality and quantity of capital, a basis for new liquidity and leverage requirements, new rules for counterparty risk, and new macroprudential standards including a countercyclical capital buffer and capital buffers for systemically important institutions. CRD IV also makes changes to rules on corporate governance, including remuneration, and introduces standardised EU regulatory reporting (referred to as ‘COREP’ and ‘FINREP’). COREP and FINREP require firms to report specified information to their supervisors regarding their own funds, large exposures and financial information.

Alternative Investment Fund Managers Directive (‘AIFMD’)

The AIFMD, a directive designed to regulate the management and marketing of alternative investment funds, including private equity and hedge funds entered into force on 21 July 2011. EU Member States were required to have implemented the AIFMD by 22 July 2013. The AIFMD has not yet been implemented in all 28 EU Member States, although implementation has taken place in the UK. Alternative Investment Fund Managers (‘AIFMs’) need to have applied for authorisation under the AIFMD by 22 July 2014. M&G is running a comprehensive project to ensure that all of its AIFMs meet the requirements of the AIFMD, which are similar to the existing requirements for retail mutual fund managers.

European Market Infrastructure Regulation (‘EMIR’)

The Regulation of the European Parliament and of the Council on OTC derivative transactions, central counterparties (‘CCPs’) and trade repositories, widely known as European Market Infrastructure Regulation, or ‘EMIR’, came into force on 16 August 2012. Its key provisions, however, have been taking effect on a phased basis from the beginning of 2013. EMIR’s rules are intended to lessen risk and increase transparency within the OTC derivative markets by introducing for most counterparties: (i) a reporting obligation for all derivatives; (ii) a clearing obligation for eligible OTC derivatives; (iii) measures to reduce counterparty credit risk and operational risk for bilaterally cleared OTC derivatives, including through collateral requirements; (iv) common rules for CCPs and for trade repositories; and (v) rules on the establishment of interoperability between CCPs. M&G is running a comprehensive project to implement necessary changes, by the relevant deadlines.

Market Abuse Directive / Regulation (‘MAD2’/‘MAR’)

Following a review of the EU’s Market Abuse Directive (‘MAD’), the European Commission proposed a new Market Abuse Regulation (‘MAR’) and a new Market Abuse Directive (‘MAD2’) in October 2011. The proposals included extending the scope of MAD to new trading venues, determining that attempted manipulation and use of inside information constitute market abuse, and providing for minimum administrative sanctions and criminal liability for more serious market abuse.

MAR was agreed politically in June 2013, although negotiations on minimum levels of sanctions in MAD2 continue. Neither MAD2 nor MAR are likely to be formally adopted until political agreement has been reached on the MiFID2 Directive and MiFIR (for which see the further discussion above). MAD2 and MAR are currently expected to be agreed during 2014 and to enter into effect in 2016. M&G will implement the revised rules once they have been agreed.

Financial Transaction Tax (‘FTT’)

In February 2013, the European Commission proposed a Council Directive implementing a procedure of ‘enhanced cooperation’ on a common Financial Transaction Tax (‘FTT’) for a sub-group of eleven EU Member States. Although the UK is not one of the participating Member States, under the current proposal, the FTT could in certain circumstances apply to transactions in the UK. If a FTT were to be agreed in its current proposed form, M&G may need to review its trading strategy and, from an operational perspective, make changes necessary to comply with any tax collection mechanism established. The FTT remains subject to negotiation and the UK has challenged the legality of a decision of the Council to authorise ‘enhanced cooperation’ on a common framework of FTT and the scope and objectives of the legislative proposal.

Asian Supervision and Regulation

1.	Regulation of insurance business

Prudential’s businesses in Asia are subject to all relevant local regulatory and supervisory schemes. These laws and regulations vary from country to country, but the regulators typically grant (or revoke) licenses and therefore control the ability to operate a business.

Industry regulations are usually widely drawn and include provisions governing both financial matters and the way business is conducted. In general, regulatory regimes will include features governing the registration of agents, the approval of products, asset allocation, minimum capital and the basis for calculating the company’s solvency and reserves and the valuation of policyholder liabilities, conditions for outsourcing non-core functions, policyholder and investor protection and regulation of product features, as well as anti-money laundering (AML) and ‘know your client’ requirements and data protection requirements. Regulatory authorities may also regulate affiliations with other financial institutions, shareholder structures and the injection of capital and payment of dividends. Financial statements and other returns are filed with the regulators. The regulators may also conduct physical inspections of the operations from time to time. A number of jurisdictions across Asia require insurance companies to participate in policyholder protection schemes (ie contribute to a fund to support policyholders in the event of an insurance company failing).

The increasingly extraterritorial approach of certain regulators outside Asia, aimed among other things at protecting financial systems from systemic risks and curbing tax avoidance, could have wider consequences on financial groups in the Asia-Pacific region. For example, firms based outside the US are increasingly being required to comply with certain US originated rules like FATCA (see ‘US Supervision and Regulation —Implementation of US Foreign Account Tax Compliance Act (‘FATCA’) provisions’ below), which will impact on the bancassurance business channel as banks will have to set up separate systems to deal with US customers. The effects of UK anti-bribery legislation have become increasingly significant outside the UK, and Prudential Corporation Asia’s (‘PCA’s’) business units will be required to adhere to Prudential’s group-wide policy designed to comply with the EU Solvency II requirements (although they will not each be required to be compliant on a solo entity basis). Asian regulators are monitoring closely how Solvency II is developed and implemented but are not currently requiring regulated insurance entities to comply.

Certain additional details of the regulatory regimes to which PCA’s insurance operations are subject are discussed below:

Hong Kong

Overview

Prior to 2014, the Hong Kong insurance business operated as a branch of PAC. Accordingly, the branch was indirectly regulated by UK regulators, as a result of The Prudential Assurance Company Limited’s requirements to satisfy relevant UK capital requirements in addition to those of the local laws and regulations. Its insurance operations were directly regulated by the relevant Hong Kong regulators.

The Hong Kong branch received approval from all relevant regulators and legal processes and was domesticated on 1 January, 2014. The domestication created two subsidiaries, Prudential Hong Kong Limited (‘PHKL’) and Prudential General Insurance Hong Kong Limited (‘PGHK’), to separately manage the life and general businesses. Both entities will now solely be regulated by the relevant regulators in Hong Kong.

The Office of the Commissioner of Insurance (the ‘OCI’) is currently the regulatory body that administers the Insurance Companies Ordinance (the ‘ICO’). The Office is headed by the Commissioner of Insurance who has been appointed as the Insurance Authority (the ‘IA’) for administering the ICO. The principal functions of the IA are to ensure that the interests of policyholders or potential policyholders are protected and to promote the general stability of the insurance industry, including by authorising insurers to carry on insurance business in Hong Kong, regulating insurers’ conduct primarily through the examination of the annual audited financial statements and business returns insurers submit, and development of legislation and guidelines on insurance supervision. A key supervisory responsibility relates to solvency margin requirements contemplated by the ICO, as further discussed below.

The Financial Services and Treasury Bureau is in the process of drafting legislation to facilitate the transition to an Independent Insurance Authority (IIA) in Hong Kong. In October 2013 a working group was established to ensure a smooth transition to the statutory licensing regime under the IIA. Legislation is expected in the foreseeable future to facilitate the establishment of IIA by 2015. The branch is also subject to the codes and guidance developed by a self-regulatory body—the Hong Kong Federation of Insurers (the ‘HKFI’). HKFI actively promotes its self-regulatory regime with respect to areas like conduct of insurers and insurance intermediaries, cooling off initiatives, policy replacement and initiative on needs analysis. The Insurance Agents Registration Board of the HKFI is responsible for administering the registration and approval of insurance intermediaries of insurance agents, their responsible officers and technical representatives; and handling complaints against them and providing enquiry services to and handling complaints from the public relating to insurance agents.

In addition, the sale of mandatory pension products by agents is regulated by the Mandatory Provident Fund Authority (the ‘MPFA’), which licenses and supervises the conduct of MPF intermediaries.

The Hong Kong business is also regulated by the Hong Kong Securities and Futures Commission (the ‘SFC’) for its offering of investment linked products.

Capital requirements

Under the ICO, an insurer is required to maintain at all times an excess of assets over liabilities of not less than a required solvency margin. The objective is to provide a reasonable safeguard against the risk that the insurer’s assets may be inadequate to meet its liabilities arising from unpredictable events, such as adverse fluctuations in its operating results or the value of its assets and liabilities.

For general business insurers, the ICO stipulates an absolute minimum solvency margin of HK$10 million, or HK$20 million in the case of a composite insurer (ie carrying on both general and long term business) or for an insurer wishing to carry on statutory classes of insurance business. Above these minimum levels, solvency margins are calculated on the basis of the greater of an insurer’s relevant premium income (defined as the greater of gross premium income after deduction of reinsurance premium payments or 50 per cent of gross premium income) or relevant outstanding claims (defined as the sum of unexpired risks plus the greater of 50 per cent of claims outstanding before deduction of sums recoverable from reinsurers or the amount of claims outstanding after deduction of sums recoverable from reinsurers).

For long-term business insurers, the ICO stipulates an absolute minimum solvency margin of HK$2 million. Above this minimum level, solvency margins are determined in accordance with the Insurance Companies (Margin of Solvency) Regulation (Chapter 41 F of the Laws of Hong Kong), which sets out a series of calculations to be used depending on the particular class of long-term business involved.

For composite insurers, the ICO stipulates a minimum solvency margin based on the aggregate of the solvency margin required in respect of an insurer’s general business and its long-term business, both calculated as described above.

Taiwan—PCA Life Assurance Company Limited

Overview

PCA Life Assurance Company Limited is licensed to conduct life insurance business in Taiwan.

The Financial Supervisory Commission (‘FSC’) is responsible for regulating the entire financial services industry, including the banking, securities and insurance sectors. The FSC’s responsibilities include supervision, examination and investigation. The Insurance Bureau (‘IB’) under the FSC is responsible for the insurance sector. The Financial Examination Bureau (the ‘FEB’) under the FSC acts as the executive supervisory authority for the FSC and principally carries out examinations and on-site visits of insurance companies, generally every two years. The Investigation Bureau under the Ministry of Justice is responsible for supervision of anti-money laundering and counter-terrorism financing efforts.

Capital Requirements

The Insurance Act requires all insurance companies to maintain a risk-based capital (RBC) ratio of not less than 200 per cent. The ratio is determined as the adjusted net capital compared against the risk-based capital. This measurement takes into consideration asset, insurance, interest and other relevant risks as required in calculating the capital on a risk-adjusted basis. Any company failing the threshold may be subjected to measures ranging from restrictions in business operations to the withdrawal of business license.

Korea—PCA Life Insurance Company Limited

Overview

PCA Life Insurance Company Limited is authorised to carry on life insurance business in Korea including but not limited to casualty insurance, illness insurance, nursing insurance and incidental business and services related thereto.

Korea’s financial supervision structure is composed of the Financial Services Commission (the ‘FSC’) and the Financial Supervisory Service (the ‘FSS’). As Korea’s principal supervisory authority, the FSC is given a broad statutory mandate to carry out three key functions: financial policy formulation, financial institution and market oversight, and anti-money laundering. It also issues regulatory licenses to financial institutions. The Financial Supervisory Service (the ‘FSS’) acts as the executive supervisory authority for the FSC and principally carries out examination of financial institutions along with enforcement and other oversight activities as directed or charged by the FSC.

In respect of anti-money laundering, the Korea Financial Intelligence Unit leads the government’s anti-money laundering and counter financing of terrorism (‘CFT’) efforts by formulating and implementing AML/CFT policies and regulations, supervising and overseeing financial institutions’ compliance to the AML/CFT obligations and collecting and analysing reports filed by financial institutions.

Korean laws permit an insurer to operate only one license (life or non-life) at any one time. In the past, the FSC has been highly interventionist in setting and enforcing rules on the insurance industry. In recent years the FSC has moved away from its interventionist approach, in response to the evolving and liberalised landscape. The most prominent change has been a deregulation in asset management and product design activities. However, in connection with deregulation, the FSC has also sought to strengthen supervision. Additions and amendments to Korean law and regulation aimed at protecting consumers have, amongst other things, resulted in expansion of the scope of concurrent/ancillary businesses which can be conducted by insurance companies, new reporting requirements for foreign insurers’ Korean offices, new regulations governing asset management by insurance companies, and updated processes for development of insurance products, prohibitions on corporate insurance agents and corporate insurance brokers from engaging in other business, new additions to the list of acts prohibited when entering into insurance contracts or soliciting consumers and additional and more specific requirements in respect of data protection.

Capital requirements

A risk-based supervision framework applies to insurers, encompassing an RBC solvency requirement, a risk assessment and application system (‘RAAS’), which assesses insurers’ various risks and relevant internal controls, and risk disclosure.

Under the RBC solvency requirement, the ratio of an insurer’s available capital to required capital is calculated, and the analysis of equity capital used to determine capital adequacy must take into account market, credit, operational, insurance and interest rate risks, which are not taken into consideration under the solvency margin requirement. The scheme was further revised in 2013 to require the RBC ratio be calculated based on integrated financial statements reflecting assets, liabilities and capital of affiliates and subsidiaries.

In the event an insurer fails to satisfy the applicable capital adequacy requirement and this poses a threat to the financial soundness of that insurer in Korea, the FSC may take corrective action, ranging from issuing a recommendation to an insurer to increase its capital reserves or to restrict its investments in high-risk securities and other assets to issuing an order to an insurer to suspend its business or transfer its business to a third party.

Singapore—Prudential Assurance Company Singapore (Pte.) Limited

Overview

Prudential Assurance Company Singapore (Pte.) Limited is registered by the Monetary Authority of Singapore (the ‘MAS’) to design and sell both life and general insurance business pursuant to the Singapore Insurance Act.

Under the Singapore Insurance Act, the MAS is responsible for insurance regulation and supervision of insurance companies. MAS regulation covers, among other things, the appointment and training of representatives, maximum tier structure, loans and advances, disciplinary action, product disclosure, sales processes and replacement (switching) of life policies. The MAS also has responsibility for supervising compliance with AML provisions, though suspicious transactions must be notified to the Commercial Affairs Department, an enforcement agency of the Singapore Police Force.

Another relevant regulatory authority for the business is the Central Provident Fund (the ‘CPF’) Board, which acts as a trustee of social security savings schemes jointly supported by employees, employers and the government. The CPF Board regulates insurers in the operation of various CPF schemes including the CPF Investment Scheme where CPF monies are used by policyholders to purchase insurance policies such as annuities and investment linked policies.

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

A registered insurer is required at all times to maintain a minimum level of paid-up ordinary share capital and to ensure that its financial resources are not less than the greater of the sum of the aggregate of the total risk requirement of all insurance funds established and maintained by the insurer under the Singapore Insurance Act; and where the insurer is incorporated in Singapore, the total risk requirement arising from the assets and liabilities of the insurer that do not belong to any insurance fund established and maintained under the Singapore Insurance Act (including assets and liabilities of any of the insurer’s branches located outside Singapore); or a minimum amount of 5 million Singapore Dollars.

The MAS also has the authority to direct that the insurer satisfy capital adequacy requirements other than those that the insurer is required to maintain under the Singapore Insurance Act if the MAS considers it appropriate.

Malaysia—Prudential Assurance Malaysia Berhad

Overview

Prudential Assurance Malaysia Berhad has composite licences to carry on both life and general insurance business in Malaysia.

The Bank Negara Malaysia (‘BNM’) is the central bank of Malaysia and also the regulatory body responsible for supervising and regulating the financial services sector, including the conduct of insurance and Takaful business. BNM places considerable emphasis on fair market conduct by the insurance industry and protection of consumers’ interests. BNM is also responsible for administering legislation in relation to AML matters. Further, under the Financial Services Act, 2013, BNM now has enhanced powers to enforce sanctions on financial institutions.

In addition, the company is a member of the Life Insurance Association of Malaysia and the General Insurance Association of Malaysia, which are both self-regulated bodies. Resolutions and circulars issued by these associations are binding on the member insurance companies.

The regulatory and supervisory framework of Malaysia entered a new stage of its development with the introduction of the Financial Services Act, 2013 (‘FSA’) on 30 June 2013. The FSA is now the principal legislation governing insurance business in Malaysia. Under this new statutory framework, insurers are required to restructure their lines of business. Composite insurers will be required to establish separate entities or divest one of their lines of business. The regulations also require additional resources to be allocated to address any weaknesses of internal controls within the business. The FSA also places greater accountability on the board of directors and senior management in their management and oversight of the insurer.

The Personal Data Privacy Act 2010 came into force in November 2013, introducing for the first time in Malaysia an omnibus privacy regime. The Anti-Money Laundering and Anti-Terrorism Financing Act is slated to undergo amendments as the country prepares for its next mutual evaluation exercise in 2014.

In November 2013, the BNM released a consultation paper on “Life Insurance and Family Takaful Framework”, setting out proposals to support the long-term sustainable growth and development of the life insurance and family Takaful industry. The proposals are expected to expand the distribution of life insurance and Takaful and strengthen market conduct. The key proposals include partial removal of operating cost limits offset by caps on allocation rates for unit link products; diversification of distribution by increasing penetration of bancassurance and zero-commission direct marketing; encouraging the establishment of more independent financial advisers by lowering capital requirements; and remuneration of intermediaries based on a Balanced Scorecard system.

Capital requirements

BNM has introduced an RBC framework aimed at improving the risk management practices of insurers. Under the RBC framework, insurers are required to maintain a capital adequacy level that is commensurate with their risk profiles. Each insurer is required to determine the adequacy of the capital available in its insurance and shareholders’ fund to support the total capital it requires. This serves as a key indicator of the insurer’s financial resilience and is used by BNM to determine the need for supervisory interventions.

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

Malaysia (Takaful business)—Prudential BSN Takaful Berhad

Overview

Prudential BSN Takaful Berhad (‘Prudential Takaful’) (a Prudential joint venture with Bank Simpanan Nasional) was the first overseas insurer to be granted a domestic Takaful License in Malaysia.

The Takaful business in Malaysia, like the insurance business discussed above, is also regulated by BNM. In addition, Prudential Takaful is required to be a member of the Malaysian Takaful Association (‘MTA’), an association for Takaful operators that seeks to improve industry self-regulation through uniformity in market practice and to promote a higher level of co-operation.

Takaful in Malaysia is considered to be part of mainstream mercantile law, and is subject to the civil court structure. It is not regulated by Shariah law in Shariah courts. However, the operations of a Takaful Operator (‘TO’) must conform to the rules and requirements of Shariah as regulated in the Islamic Financial Services Act 2013 (‘IFSA’), which came into effect from June 30, 2013, repealing the earlier Takaful Act 1984. The IFSA now provides a comprehensive legal framework that is fully consistent with Shariah in all aspects of regulation and supervision, from licensing to the winding-up of an institution. The IFSA is similar to the FSA issued for conventional insurers. One key implication of the IFSA for joint venture TOs (such as Prudential Takaful) is the requirement to establish a financial holding company. This applies to any company which holds an aggregate interest in shares of more than 50% in a licensed person, or 50% or less in a licensed person but has control over the licensed person (if Bank Negara considers it necessary).

The IFSA recognises the BNM’s Shariah Advisory Council (SAC) as the sole authority on Shariah matters. As the reference body and advisor to BNM on Shariah matters, the SAC is also responsible for validating all Takaful products to ensure their compatibility with Shariah principles. A Takaful operator is also required to establish a Shariah advisory body, approved by BNM, to which the SAC will give guidance and advice on operations and business activities.

Capital requirements

The Takaful Operational Framework which came into force on 2 January 2012 strengthens the operational and valuation requirements of Shariah law, such that the paid-up capital requirement is RM100 million. The regulator has also published a new Risk Based Capital framework for Takaful which aims to facilitate sound management of capital, aligned to the Takaful operator’s risk profile. Full implementation began in January 2014.

China—CITIC-Prudential Life Insurance Company Limited

Overview

CITIC-Prudential Life Insurance Company Limited (Prudential’s joint venture with CITIC in which Prudential has a 50 per cent share) is authorised to conduct life insurance business in China. To date, CITIC-Prudential Life had business across China including the key markets of Guangdong, Beijing, Shanghai, Shenzhen, Hubei, Shandong, Zhejiang, Jiangsu, Tianjin, Guangxi, Fujian and Hebei.

The body responsible for regulation of the insurance sector is the China Insurance Regulatory Commission (‘CIRC’). CIRC reports directly to the State Council.

CIRC is authorised to conduct the administration, supervision and regulation of the Chinese insurance market, and to ensure that the insurance industry operates in a stable manner in compliance with the law. CIRC also has local offices in all 31 provinces and selected direct administrative cities and regions across the country which set and administer implementation rules and guidelines in the application of the regulations introduced by CIRC, and which regulate many aspects of the insurance companies’ activities within the locations for which they are responsible, including conduct and licensing matters.

CIRC has focused specific attention on the area of risk prevention, with five identified lines of defence against risks, namely internal management and control systems, supervision of solvency adequacy, on-site inspection, fund management regulation and insurance security fund. In response to the global financial crisis, more importance has been attached to the supervision of internal control systems, corporate governance, and market conduct and information disclosure by insurance companies. A classification system has also been developed by the regulator to monitor risks in the industry. Under the system, insurance companies are classified into four groups based on the risk indicators relating to solvency margins, corporate governance, capital management, financial status and market conduct. Different administrative measures may be imposed on different groups.

Market conduct remains a key topic for CIRC with detailed guidelines and rules introduced in 2013 related to the areas of complaint handling and dealing with specific illegitimate sales activities.

The People’s Bank of China (‘PBOC’) is entrusted with responsibility and authority to regulate all anti-money laundering activities in China and has actively been developing rules and guidance, requiring insurance companies to abide by the PRC’s main AML law and regulations in connection with capital investment, transfers and set-up of new branches, and specify senior management’s responsibilities on AML.

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

PLT is regulated and supervised by the Office of Insurance Commission (‘OIC’) the independent regulatory organisation handling day-to-day insurance business affairs and reporting to the Ministry of Finance. The OIC has the power to manage and supervise insurance companies, protect insured persons and the general public, implement policies with respect to insurance funds, and regulate the professional conduct, qualifications and licensing of insurance brokers, agents and actuaries.

In respect of AML, all life insurance businesses are also regulated by the Anti-Money Laundering Office (‘AMLO’). All suspicious reporting is to be made to Thailand’s Financial Intelligence Unit (‘FIU’).

In the private sector, the Thai Life Assurance Association and the General Insurance Association play an active development role for their membership and support the insurance business as its representative bodies.

The OIC has a five-year insurance development plan in place covering 2010-2014 that aims to strengthen the Thai insurance system by enhancing standards to meet international norms and to prepare for greater liberalisation in the future. The Bank of Thailand regulations on bancassurance came into effect in January 2013. Under these regulations banks are required to ensure that staff distributing insurance products possess the relevant competence around product knowledge, enhanced disclosure of product yields and the prohibition of bundling insurance products with bank products.

Key regulatory developments in 2013 have been the introduction of draft regulations on audit and internal controls and draft regulations of governance. These draft regulations aim to strengthen the management and oversight of insurance companies. Key proposals include mandating more independent directors in the various governance for a and prescribing terms of conduct for audit committee members.

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

The 2008 amendments to the Life Insurance Act required the implementation of RBC adequacy tests by 2011. Relating to this the OIC issued guidelines in 2011 requiring audited quarterly RBC returns to be filed with them.

Philippines—Pru Life Insurance Corporation of UK

Overview

Pru Life Insurance Corporation of UK is licensed in the Philippines as a life insurance company and also permitted to offer health, accident and disability insurance.

The Insurance Code of the Philippines, as amended, (‘Insurance Code’) gives the power to supervise and regulate the operations and business of insurance companies to the Insurance Commission (‘IC’). The IC is a government agency under the Department of Finance, and is headed by the Insurance Commissioner. IC regulation and supervision seeks, amongst other things, to ensure that adequate insurance protection is available to the public at a fair and reasonable cost and to ensure the financial stability of the insurance industry so that all legitimate claims of the insured public are met promptly and equitably, and to safeguard the rights and interests of the insured.

Major revisions were made to the Code in 2013 with the two key objectives of allowing the insurance industry to better compete with the banks by removing the need for joint venture arrangement in conducting bancassurance business, and preparing insurance companies for the implementation of ASEAN Free Trade Area (‘ASEAN’) in 2015 by requiring staggered increases in capitalisation.

Capital Requirements

The revised Insurance Code requires new insurance companies to have a paid-up capital of at least Php 1 bn, whilst all existing insurance companies must comply with the staggered increase in “net worth” of Php 250 m from June 2013 to Php 1.3 bn by the end of 2022. According to the Insurance Code, “net worth” shall consist of (a) paid-up capital, (b) retained earnings, (c) unimpaired surplus, and (d) revaluation of assets as may be approved by the Insurance Commissioner.

The Insurance Code also provides the President of the Philippines with the authority to order a periodic review every two years of the capital structure set out above to determine the capital adequacy of the local insurance industry from and after the integration and liberalisation of the financial services, including insurance, in the ASEAN region. For this purpose, a review committee consisting of representatives from Department of Finance, the Insurance Commission, the National Economic and Development Authority, the Securities and Exchange Commission (of the Philippines) and other agencies which the President may designate shall conduct the review and may recommend to the President to adopt adjustments to the capital requirements of insurance companies.

India—ICICI Prudential Life Insurance Company Limited

Overview

ICICI Prudential Life Insurance Company Limited (Prudential’s joint venture with ICICI Bank Limited in which Prudential has a 26 per cent share) is authorised to carry on long-term life insurance business in India.

Insurance is subject to federal regulation in India. The Insurance Regulatory & Development Authority (the ‘IRDA’) which was set-up under the IRDA Act, 1999, is the regulator for insurance business in India. The IRDA’s duties include issuing certificates of registration to insurance companies, protecting the interests of policyholders, and regulating, promoting and ensuring the orderly growth of the insurance industry.

The principal legislation for insurance business is the Insurance Act, 1938. Regulations and guidelines on specific matters have also been notified to carry out the purposes of the Insurance Act and to provide rules and norms for conduct of operations. In relation to AML & CFT requirements, insurers must also adhere to requirements of the Prevention of Money Laundering Act, 2002 and specific guidelines issued by IRDA in this regard. The Financial Intelligence Unit—India (FIU-IND) is entrusted with the responsibility of receiving cash/suspicious transaction reports, analyse them and, as appropriate, disseminating valuable financial information to intelligence/enforcement agencies and regulatory authorities.

The company is also a member of the Life Insurance Council, the industry association for life insurance companies.

In October 2012, the cabinet approved an amendment to the Insurance Bill 2008 to raise the Foreign Direct Investment from 26 per cent to 49 per cent, with the increase still pending approval by the Indian Parliament

2013 saw a change at the helm of IRDA following the retirement of the previous IRDA chairman. From a regulatory perspective, the draft regulations on bancassurance and web aggregators issued previously have not been progressed by the IRDA. However, the IRDA has issued regulations which allows banks to operate as insurance brokers. To further expand distribution to rural India, the IRDA has also issued regulations to authorise Common Service Centres to distribute life insurance on a limited basis. Other key developments are the changes to the regulation of linked and non-linked products regulations; and the implementation of a standard proposal for life products (effective April 2014).

In March 2013, the Reserve Bank of India and the IRDA initiated probes into allegations by an online Indian investigative media outlet that sales practices at certain Indian banks (including ICICI Bank) and insurance companies (including ICICI Prudential Life Insurance Company Limited) would have permitted or facilitated money-laundering transactions in violation of local law. In June and July 2013, the RBI and IRDA fined 25 banks for violations of its instructions relating to know your customer and anti-money laundering, including ICICI Bank, although no ‘prima facie evidence of money laundering’ was found.

Capital Requirements

Every insurer must maintain an excess of assets over liabilities and the Required Solvency Margin (RSM) for an insurer is the higher of Rs.500 million or formulaic calculation of net premium or formulaic calculation of net claims. The Available Solvency Margin (ASM), which is the excess in the policyholder funds and shareholder funds, must be at least 150% of the RSM.

Indonesia—PT. Prudential Life Assurance

Overview

PT. Prudential Life Assurance is authorised to carry on long-term (for an indefinite period) insurance business in Indonesia. Prudential’s operations in Indonesia are authorised to distribute life insurance products based on either conventional or Shariah principles, through agency and bancassurance (including direct marketing) channels. While the regulations for life products based on conventional principles are fully developed (in accordance with current market conditions), the government has promulgated new regulations in relation to life products with Shariah principles.

The Otoritas Jasa Keuangan (‘OJK’) is the regulator responsible for supervising the banking industry, capital markets and the insurance industry. Established as an independent regulator in 2013, the OJK has assumed supervisory responsibility of the non-bank financial institutions from the Ministry of Finance (‘MOF’) and the banking sector from Bank Indonesia (‘BI’). The financial regulatory regime in Indonesia now operates on a ‘twin peaks’ model with the OJK responsible for micro prudential supervision and BI retaining its macro prudential responsibilities. The local Life Insurance Association (‘AAJI’) continues to act as a conduit between insurers and the MoF and OJK in terms of the development of new regulations and guidelines. Insurance sales forces are licensed by the AAJI. The Syariah Insurance Association (‘AASI’) acts in the similar capacity as AAJI in relation to the Syariah business and is expected to issue guidelines on Syariah insurance licensing in 2014.

The implementation of anti-money laundering controls in the insurance industry is monitored by the Indonesian Financial Transaction Reports and Analysis Center (or Pusat Pelaporan dan Analisis Transaksi Keuangan in Indonesian (the ‘PPATK’) ).

The OJK has undertaken a number of key initiatives to develop and strengthen the financial services industry. In collaboration with the IFC, the OJK has developed a good corporate governance (‘GCG’) roadmap and manual, which it launched in February 2014. The OJK claims the GCG roadmap will help companies improve standards and business efficiency. According to the roadmap, there are five core components that need to be addressed by firms namely, corporate governance framework, shareholders’ protection, stakeholders’ roles, transparency of information as well as the roles and responsibilities of the board of commissioners and board of directors.

The OJK also issued its first regulation in 2013, relating to consumer protection. Drafts implementing regulations have also been published in 2013 in relation to: information security, complaint handling, financial literacy, responsible marketing, and standardised contracts. These implementing guidelines significantly raise the market conduct of insurers. Key implications include customer-product suitability, enhanced disclosure of product features and facilitation of customer complaints. The implementing guidelines are expected to come into force during the second half of 2014.

Capital Requirements

The minimum capital requirement for insurers who operate in Indonesia was Rp 40 billion, which was increased to Rp 70 billion at the end of 2012 and will increase again to Rp 100 billion by 2014 to ‘encourage tighter market consolidation.’

Japan—PCA Life Insurance Company Limited (‘PCA Life Japan’)

Overview

The Financial Services Agency of Japan (the ‘JFSA’) regulates insurance companies and other financial institutions. In particular, the Insurance Business Division of the JFSA specifically undertakes the supervision of insurance companies. PCA Life Japan is licensed by the Prime Minister of Japan (who delegates most of the supervisory functions to the JFSA) as a life insurance company. PCA Life Japan ceased underwriting new policyholder contracts from 15 February 2010. On 16 July 2013, Prudential Holdings Limited has reached an agreement with SBI Holdings, Inc to sell its closed book life insurance business in Japan, PCA Life Insurance Co, Ltd, for US$85 million. The proposed transaction is subject to regulatory approval.

Capital Requirements

The Insurance Business Law requires insurance companies to demonstrate financial soundness by maintaining a solvency margin ratio of greater than 200% and a positive adjusted net capital balance. Any insurance companies failing to comply will be subject to administrative actions including business suspension.

Vietnam—Prudential Vietnam Assurance Private Limited

Overview

Prudential Vietnam Assurance Private Limited is licensed and regulated by the Ministry of Finance of Vietnam (the ‘MoF’) as a life insurance company. An insurance company is not permitted to operate both life and non-life insurance at the same time, except in the case of a life insurance company that offers personal health and protection care insurance as a supplement to life insurance.

The Insurance Division of the MoF specifically undertakes the supervision of insurance companies. The fundamental principles of the operation of insurance companies are set out in the Insurance Business Law.

Generally, the Insurance Business Law and its guiding regulations focus on administrative supervision of insurance operations. In practice, the Insurance Business Law reserves most of its items for insurance contracts (that is, for the terms and conditions of policies) in order to protect policyholders’ interests. Furthermore, the MoF has issued the new regulation on bankruptcy procedures for insurers, securities and financial institutions in late 2008 to allow it to take timely intervention to control the solvency of insurance companies.

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

Cambodia—Prudential Cambodia

The company was granted in-principle approval in June 2012 to establish life insurance operations in Cambodia and received its full operating licence from the Ministry of Economy and Finance (MEF) on 31 December 2012 and started selling life insurance policies in January 2013.

The Insurance Division of the Financial Industry Department, a division of the MEF, is the insurance regulator.

Insurance activities are principally governed under the Insurance Law, which came into effect in 2000, and the Sub-Decree on Insurance, which was adopted by the Government in September 2001. Specific guidelines on aspects of insurance operations and corporate governance have also been notified by the MEF.

Capital Requirements

A life insurance company is required to have a minimum capital of International Monetary Fund (IMF) special drawing rights (SDR) 5 million Cambodian Riel (SDR 10 million Riel for a composite insurance company). Insurers must maintain a deposit with the National Treasury, equivalent to 10 per cent of registered capital, and also a solvency margin determined on the basis of years of operation and net premium income.

2.	Regulation of investment and funds businesses and other regulated operations

Prudential conducts investment and fund businesses through subsidiaries or joint ventures in the following countries in Asia through Eastspring Investments: Hong, Kong, Japan, Korea, Taiwan, The People’s Republic of China, India, Singapore, Malaysia, Dubai, Vietnam and Indonesia. Eastspring Investments also has offices in the United States and Europe. All operations are authorised and licensed by the relevant authorities, or exempted from licensing under the relevant regulations.

All of the relevant authorities generally have broad supervisory and disciplinary powers, including, among others, the power to set minimum capital requirements, to temporarily or permanently revoke the authorisation to carry on regulated business, to suspend registered employees/licensed representatives, and to invoke censures and fines for both the regulated business and its registered employees/licensed representatives. Although the detail of regulation varies, common features of the regulatory regimes in each jurisdiction tend to include investment restrictions, advertising codes, disclosure requirements in prospectuses and/or marketing materials, and requirements to seek unit holders’ approvals in certain instances, provision of financial statements and other periodic disclosures to regulators, audits by regulators and so on.

Hong Kong

Products and services offered by Prudential in Hong Kong are regulated under separate statutory regimes by different regulatory bodies, including the Hong Kong Securities and Futures Commission (‘HKSFC’), the Hong Kong Monetary Authority and the Mandatory Provident Fund Schemes Authority (‘MPFA’).

The MPFA regulates the compulsory Mandatory Provident Fund (‘MPF’). In addition, the selling of MPF products by agents is regulated by the MPFA. The MPFA is responsible for the licensing and supervision of trustees who wish to administer MPF schemes and MPF intermediaries.

The Securities and Futures Ordinance (‘SFO’) and other subsidiary legislation govern the key regulatory requirements in Hong Kong relating to licensing requirements for persons carrying out regulated activities, including dealing in securities, advising on securities, fund management, market conduct, disclosure of interests, offering document requirements for securities and products including mutual funds and unit trusts, as well as investment-linked assurance products. The HKSFC is the statutory body responsible for the administration of the SFO and the related subsidiary legislations and rules.

The Hong Kong business is regulated by the HKSFC for its operations relating to investment linked products. It is also registered with the MPFA as a MPF corporate intermediary.

Eastspring Investments (Hong Kong) Limited, incorporated in Hong Kong, is a wholly owned subsidiary of Prudential Plc. It is licensed with the HKSFC and authorised to deal in and advise on securities and undertake asset management activities in Hong Kong. It also holds a QFII (Qualified Foreign Institutional Investors) license issued by the China Securities Regulatory Commission (‘CSRC’). The company is also registered with the Korea Financial Supervisory Service (KFFS) as an offshore investment advisor for investment advisory business and investment discretionary management business. The funds registered in Hong Kong by Eastspring Investments (Hong Kong) are also registered in Macau with the Monetary Authority of Macau.

The Government of the Hong Kong Special Administration Region announced the Personal Data (Privacy) (Amendment) Ordinance which came into effect 1 April 2013.

BOCI-Prudential Asset Management Limited (‘BOCIP’), incorporated in Hong Kong, is a joint venture between Prudential Corporation Holdings Limited (36 per cent) and BOCI Asset Management Limited (64 per cent). BOCIP is licensed by the HKSFC and is authorised to deal in and advise on securities, advise on corporate finance, advise on futures contracts and undertake asset management activities. It is also registered with the MPFA as an MPF corporate intermediary. It also holds a QFII license issued by the CSRC. The investment funds registered in Hong Kong by BOCIP are also registered in Macau with the Monetary Authority of Macau.

BOCI-Prudential Trustee Limited is a joint venture between Prudential Corporation Holdings Limited (36 per cent) and BOC Group Trustee Company Limited (64 per cent). The company is incorporated in Hong Kong and is an approved trustee under the Mandatory Provident Fund Schemes Ordinance and an associated entity to the BOCIP under the SFO.

Japan

Eastspring Investment Limited (known until February 2012 as PCA Asset Management Limited) is registered with the Kanto Local Finance Bureau under the Financial Services Agency (‘JFSA’) to engage in (a) second financial instruments business, (b) investment management business, (c) investment advisory & agency business and (d) ancillary business under the Financial Instruments and Exchange Act (‘FIEA’)

The company is also a member of the Investment Trusts Association, Japan and the Japan Investment Advisers Association. Both associations are self-regulatory bodies under FIEA. Eastspring Investment Limited is required to comply with the policies and regulations issued by these associations, which are authorised to conduct on and off-site inspection in addition to the inspection conducted by the Securities and Exchange Surveillance Commission which is part of FSA.

Under its registration in respect of the second financial instruments business, the company is permitted to explain products being sold but cannot effect actual sales of Eastspring Investments Limited’s funds directly to investors. It does not therefore set up or maintain customer accounts for purposes of investment in Prudential’s funds or their settlement, which may only be opened at relevant distributors such as registered financial institutions and type one financial instruments business operators like securities companies.

Korea

Prudential conducts a fund business in Korea through an indirect, wholly-owned subsidiary, Eastspring Asset Management Korea Co. Ltd. The bodies responsible for the regulation of asset management companies, investment advisers and discretionary management companies are the Financial Services Commission (‘FSC’) and its executive arm, the Financial Supervisory Service (‘FSS’).

Traditionally, the FSC in Korea has operated in a prescriptive manner with a significant amount of detailed regulation that asset management companies must comply with. In recent years, the style of regulation of the indirect investment industry has been changing in line with consolidated regulation to govern all sorts of capital market businesses, including brokerage and investment banking, and has been moving towards a principles -based regulatory regime.

Taiwan

The body responsible for regulation of securities investment trust enterprises (‘SITE’), securities investment consulting enterprises (‘SICE’) and discretionary investment businesses is the Securities and Futures Bureau (‘SFB’) under the Financial Supervisory Commission (‘FSC’). The SFB is responsible for promulgating laws, regulations and policies in relation to these business areas.

Eastspring Securities Investment Trust Co. Ltd is registered as a SITE with the FSC. It is compulsory that all SITEs are members of the Securities Investment Trust and Consulting Association (‘SITCA’), a self-regulatory organisation (‘SRO’). SITCA supports the regulatory and administrative operations entrusted to the SFB by adopting self-regulatory rules and overseeing self-regulation by its members, establishing a membership disciplinary framework and carrying out matters that the SFB has authorised it to handle, such as previewing product filing documents before submission for the SFB’s final review. SITCA also acts as liaison between the SFB and its members for matters of business development.

China

CITIC-Prudential Fund Management Company Limited, a joint venture between Prudential and CITIC Group (China International Trust and Investment Corporation), is regulated by the China Securities Regulatory Commission (‘CSRC’). The CSRC supervises the establishment of fund management companies (‘FMCs’) and the launch of securities investment funds.

The legislative framework of China’s fund industry comprises the China Securities Investment Funds Law (the ‘Fund Law’) and a set of ancillary regulations (the ‘Fund Regulations’). While the Fund Law and Fund Regulations articulate the rules and requirements which must be adhered to by all FMCs, the supervisory approach of CSRC, to a certain extent, is also principles- based. The Chinese authorities aim to protect the legitimate rights and interests of investors and other relevant parties, and thereby to promote the healthy development of securities investment funds and securities markets. The CSRC has slowly started a process of deregulation. One major deregulation measure in 2010 was to lift the control over product approvals, which enables FMCs to launch more fund products.

The revised Fund Law has been approved and become effective in June 2013. The key changes include registration of hedge funds, which for the first time provide hedge funds opportunity to register with the regulator, as well as having a regulatory framework in place. The changes also allow individual ownership of fund management companies, which will help to diversify the shareholding structure of EMCs and makes ESOP(s) possible as incentive schemes. Lastly, the changes lift personal trading and investment restrictions. The changes to the investment restrictions provide funds with more flexibility in investment activities and offer more opportunity for product innovation. The CSRC also issued related regulations setting forth personal dealing guidelines, fund sales fee management and fund management company management.

India

ICICI Prudential Asset Management Company Limited (‘AMC’), a joint venture between Prudential plc and ICICI Bank Ltd., is approved by the Securities and Exchange Board of India (‘SEBI’) to act as an Investment Manager of ICICI Prudential Mutual Fund (the ‘Fund’). The Fund was set up as a Trust sponsored by Prudential (through its wholly owned subsidiary Prudential Corporation Holdings Ltd) and ICICI Bank Ltd. ICICI Prudential Trust Limited (the ‘Trust Company’), is the Trustee to the Fund.

Mutual funds in India are comprehensively regulated by SEBI (Mutual Funds) Regulations, 1996, the Indian Trusts Act, 1882, relevant provisions of the Companies Act, 1956, Companies Act, 2013, and other applicable laws. The Ministry of Corporate Affairs in India notified the Companies Act 2013 in September 2013. The new Act of 2013 is not in force in toto, with only 98 sections of the Act having come into force. All mutual funds are required to be in the form of trusts. The trustee functions are carried out by separately established trust companies or boards of trustees. In all cases, the trust deed must be approved by the SEBI. AMC has obtained registration from the SEBI to act as a Portfolio Manager under SEBI (Portfolio Managers) Regulations 1993. AMC under its portfolio management license has also been appointed as the investment manager by the Trust for managing the scheme launched under the ICICI Prudential Venture Capital Fund.

In 2005, SEBI confirmed it had no objection to AMC undertaking Advisory Services to Offshore Funds. AMC has commenced the provision of Advisory Services. Additionally, the AMC has also applied to SEBI seeking approval to act as the investment manager to the funds launched under Securities and Exchange Board of India (Alternative Investments Funds) Regulations, 2012.

ICICI Prudential Venture Capital Fund (‘VCF’) received its registration from SEBI under the SEBI (Venture Capital Funds) Regulations, 1996 (the VCF Regulation’s), in March 2012. Subsequently, SEBI notified the industry of the SEBI (Alternative Investment Funds) Regulations, 2012 (‘AIF Regulations’) which repealed the VCF Regulations. However, Regulation 3(2) of the AIF Regulations provides that existing venture capital funds shall continue to be regulated by the VCF Regulations until the existing fund or scheme managed by the fund is wound up. In view of the above and considering that the VCF was granted registration prior to the notification of the AIF Regulations, the activity of the VCF continues under the VCF Regulations. Our joint venture in India now has three licences as a result of this, in mutual fund, portfolio management and venture capital.

Singapore

Eastspring Investments (Singapore) Limited (‘Eastspring Singapore’), an indirect wholly owned subsidiary of Prudential plc, is regulated by the Monetary Authority of Singapore (MAS). Eastspring Singapore holds a Capital Markets Services (‘CMS’) license, to conduct the regulated activities of fund management and dealing in securities. In addition, Eastspring Singapore is admitted by the Central Provident Board (‘CPF’) as a Fund Management Company (‘FMC’) under the CPF Investment Scheme (‘CPFIS’) and may manage unit trusts included under the CPFIS. It is also registered to provide certain investment advisory and other services, or able to provide certain such services on an exempt basis, in select other jurisdictions including the United States, South Korea, India, Japan, Australia and Canada.

Prudential Property Investment Management (Singapore) Pte. Ltd. (‘Prupim SGP’) is an indirect wholly-owned subsidiary of Prudential plc. It is a real estate fund management company, and operates in Singapore as an exempt fund manager and exempt financial adviser under the Securities and Futures Act and the Financial Advisers Act respectively. As an exempt fund manager and exempt financial adviser, Prupim SGP provides services to not more than 30 qualified investors (for fund management services) and accredited investors (for financial advisory services).

Malaysia

Eastspring Investments Berhad was incorporated in November 2000 in Malaysia and holds a licence for dealing in securities and fund management. Eastspring Al-Wara’ Investments Berhad was incorporated in June 2009 in Malaysia and holds a licence for fund management.

Both companies are regulated by the Securities Commission Malaysia (‘SC’), a statutory body formed under the Securities Commission Act 1993, which reports to the Minister of Finance.

The SC on 2 January 2013 published the Capital Markets and Services (Amendment) Act 2012, together with the issuance of several guidelines, which among others, introduce a new approval framework that will facilitate the offering of a broader array of capital market products, and is intended to benefit issuers, intermediaries and investors.

Eastspring Investments Berhad is also an appointed Fund Management Institution for Unit Trust Fund under the Employees Provident Fund’s (EPF) Members Investment Scheme. The EPF is a social security institution formed according to the Laws of Malaysia, Employees Provident Fund Act 1991 (Act 452) which provides retirement benefits for members through management of their savings in an efficient and reliable manner.

Dubai

Eastspring Investments Limited (Eastspring Investments Dubai) was incorporated in the Dubai International Financial Centre (DIFC) in September 2006. Eastspring Investments Dubai is an ultimately wholly-owned subsidiary of Prudential Plc. Eastspring Investments Dubai is regulated by the Dubai Financial Services Authority (DFSA), which is the independent regulator for DIFC. Eastspring Investments Dubai holds a license for arranging credit or deals in investments, advising on financial products or credit and has a retail endorsement on its license. The supervisory approach of DFSA, to a large extent, is risk-based.

Vietnam

Eastspring Investments Fund Management Limited Liability Company (Eastspring Investments Vietnam) was established in May 2005 and operates under a business registration for securities investment fund management and securities portfolio management and securities investment advisory services.

Eastspring Investments Vietnam is regulated by the State Securities Commission of Vietnam (SSC), which is overseen by the Ministry of Finance (MoF). In keeping with its mandate to establish and develop the securities markets, the SSC supervises the organisation, and operation of securities investment funds and fund management companies.

Indonesia

PT Eastspring Investments Indonesia (Eastspring Investments Indonesia) is regulated and supervised by OJK (Indonesian Financial Service Authority). The OJK is responsible for establishing and coordinating an integrated regulatory and supervisory system towards the overall activities in the Indonesian financial sector. Eastspring Investments Indonesia has been licensed as an Investment Manager Company since 25 April 2012 and is therefore authorised to manage collective investment portfolios as well as discretionary portfolios. In addition, Eastspring Investments Indonesia may also act as an investment advisor for the sale or purchase of securities by its clients, but may not receive any financial compensation for this service (due to regulatory restriction).

United States

Eastspring Investments Incorporated (Eastspring Investments USA) was incorporated in the State of Delaware in April 2012 and the business was launched in August 2012. Eastspring Investments USA is an indirect wholly owned subsidiary of Prudential plc.

Eastspring Investments USA is not engaged in providing investment management services directly to investors nor is it engaged in broker-dealer activities. On behalf of its affiliate, Eastspring Investments (Singapore) Ltd. (‘Eastspring Investments Singapore’), Eastspring Investments USA serves as a ‘solicitor’ as that term is defined under the provisions of the Investment Advisers Act of 1940, as amended (‘Investment Advisers Act’) and the rules thereunder. Eastspring Investments Singapore is registered with the U.S. Securities and Exchange Commission (‘SEC’) as a registered investment adviser, and, although its solicitation activity is regulated under the Investment Advisers Act, Eastspring Investments USA is not required to be separately registered with the SEC.

Certain US states and local governmental bodies may require that individuals engaged in solicitation activity be either registered or otherwise qualify for an exemption to solicit investors in that jurisdiction. Based on its solicitation activity on behalf of Eastspring Investments Singapore, Eastspring Investments USA is subject to the solicitation restrictions and filings of those individual states, as applicable.

Luxembourg

Eastspring Investments (Luxembourg) S.A. is fully licensed by the Luxembourg supervisory authority (ie CSSF) to operate as a management company of undertaking for collective investments in transferable securities (eg UCITS and other type of investment products) since 1 April 2013.

Eastspring Investments (Luxembourg) S.A. meets the organisation and substance requirements of a UCITS management company, insofar as it benefits from a passport and may freely market its activities across Europe (as defined by the EEA). It is authorised to provide asset management services to investment funds, including administration (eg, daily valuation and accounting) and distribution and marketing of such products.

Eastspring Investments (Luxembourg) S.A. was appointed in particular to act as management company of Eastspring Investments, a UCITS open-ended investment company organised under the laws of the Grand Duchy of Luxembourg, regulated by the CSSF and passported for sale in many countries, including European and Asian jurisdictions.

Eastspring Investments (Luxembourg) S.A. has been operating a branch based in the UK since September 2013, concentrating sales and marketing activities across Europe. The UK branch of Eastspring Investments (Luxembourg) S.A. falls under the supervision of both FCA and CSSF.

US Supervision and Regulation

Overview

Prudential conducts its US insurance activities through Jackson, a life insurance company licensed to transact its insurance business in, and which is subject to regulation by and supervision of, the District of Columbia, and 49 of the 50 states. Jackson operates a subsidiary, Jackson National Life Insurance Company of New York, in the state of New York. The extent of any such regulation varies, but most jurisdictions have laws and regulations governing the financial aspects of insurance companies, including standards of solvency, reserves, reinsurance and capital adequacy and the business conduct of insurance companies. In addition, statutes and regulations usually require the licensing of insurers and their agents and the approval of policy forms and related materials. These statutes and regulations in a US insurance company’s state of domicile (Michigan in the case of Jackson) also regulate the investment activities of insurers.

Insurance regulatory authorities in all the jurisdictions in which Jackson does business require it to file detailed quarterly and annual financial statements, and these authorities have the right to examine its operations and accounts. In addition, Jackson is generally subject to US federal and state laws and regulations that affect the conduct of its business as well as similar laws and regulations in Canada and the Cayman Islands. New York and Michigan require their state insurance authorities to conduct an examination of an insurer under their jurisdiction at least once every five years. (Jackson has historic small books of business in places such as the Cayman Islands, Puerto Rica, Guam and Argentina and the business is being managed in run off. In addition, Jackson acquired some policies in Canada from its acquisition of Reassure America Life Insurance Company (REALIC) in 2012. Jackson is seeking the transfer of the REALIC licence in Canada.

In 2012, the New York insurance authorities commenced a triennial examination of Jackson National Life of New York for the examination period of 1 January 2009 through 31 December 2011. Michigan insurance authorities commenced an examination of Jackson in 2012 for the period 1 January 2009 through 31 December 2011. Both the New York and Michigan financial exams were finalised in 2013. Jackson has addressed all open issues. Jackson’s ability to pay shareholder dividends is limited under Michigan insurance law. The Director of the Michigan Department of Insurance & Financial Services (the ‘Michigan Director of Insurance’) may limit, or not permit, the payment of shareholder dividends if the Michigan Director of Insurance determines that an insurer’s surplus, as regards policyholders, is not reasonable in relation to its outstanding liabilities and is not adequate to meet its financial needs as required by Michigan insurance law. Jackson must report any shareholder dividends to the Michigan Director of Insurance before they can be paid. In the case of an extraordinary shareholder dividend or distribution, an insurer may not pay the dividend or distribution until 30 days after the Michigan Director of Insurance has received notice of the declaration and has not disapproved, or has approved, the payment within that period. For this purpose, an extraordinary dividend or distribution means any dividend or distribution of cash or other property where the fair market value, together with that of other dividends or distributions that an insurer made within the preceding twelve months, exceeds the greater of 10 per cent of the insurer’s surplus, as regards policyholders as of 31 December of the immediately preceding year, or the net gain from operations of the insurer, not including realised capital gains, for the prior year. In 2011, 2012 and 2013, Jackson paid shareholder dividends to Prudential plc of US$530.0 million, US$400.0 million, and US$470.0 million, respectively.

State regulators also require prior notice or regulatory approval of changes in control of an insurer or its holding company and of certain material transactions with affiliates. Under New York and Michigan insurance laws and regulations, no person, corporation or other entity may acquire control of an insurance company or a controlling interest in any parent company of an insurance company, unless that person, corporation or entity has obtained the prior approval of the regulator. For the purpose of each of New York and Michigan law, any person acquiring, directly or indirectly, 10 per cent or more of the voting securities of an insurance company is presumed to have acquired ‘control’ of the company. To obtain approval of any change in control, the proposed acquirer must file an application with the New York Superintendent of Financial Services or the Michigan Director of Insurance, as appropriate. This application requires the proposed acquirer to disclose, among other information, its background, financial condition, the financial condition of its affiliates, the source and amount of funds by which it will effect the acquisition, the criteria used in determining the nature and amount of consideration to be paid for the acquisition, proposed changes in the management and operations of the insurance company and other related matters. The Michigan Director of Insurance can grant an exemption from filing an application if an acquisition does not have the effect of changing or influencing control.

Guaranty associations and similar arrangements

Each of the 50 states of the United States, the District of Columbia and the Commonwealth of Puerto Rico has laws requiring insurance companies doing business within their jurisdictions to participate in various types of guaranty associations or other similar arrangements. These associations and arrangements provide certain levels of protection to policyholders from losses under insurance policies issued by insurance companies that become impaired or insolvent. Typically, these associations levy assessments, up to prescribed limits, on member insurers on a basis that is related to the member insurer’s proportionate share of the business in the relevant jurisdiction of all member insurers in the lines of business in which the impaired or insolvent insurer is engaged. Some jurisdictions permit member insurers to recover assessments that they paid through full or partial premium tax offsets, usually over a period of years. Prudential estimated its reserve for future guarantee fund assessments for Jackson to be US$21.7 million at 31 December 2013. Prudential believes this reserve to be adequate for all anticipated payments for known insolvencies.

Asset valuation reserve

State regulators generally require that insurers establish an asset valuation reserve that consists of two components: a ‘default component’ to provide for future credit-related losses on fixed income investments and an ‘equity component’ to provide for losses on all types of equity investments. The asset valuation reserve establishes statutory reserves for fixed maturity securities, equity securities, mortgage loans, real estate, derivative instruments and other invested assets. The reserve is designed to provide for a normalised level of future losses based on the credit rating of each individual investment. The level of reserves is based on both the type of investment and its rating. Contributions to the reserve may result in a reduction in Jackson’s unassigned surplus, which, in turn, may reduce funds available for shareholder distributions. The extent of the impact of the asset valuation reserve on Jackson’s statutory surplus depends in part on the future composition of the investment portfolio.

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

The National Association of Insurance Commissioners ratios

On the basis of statutory financial statements that insurers file with state insurance regulators, the National Association of Insurance Commissioners annually calculates 12 financial ratios to assist state regulators in monitoring the financial condition of insurance companies. A usual range of results for each ratio is used as a benchmark and departure from the usual range on four or more of the ratios can lead to inquiries from individual state insurance departments. The usual range of results is established by the NAIC for each ratio from studies of the ratios for companies that have become insolvent or have experienced financial difficulties in recent years. As at 31 December 2013, none of Jackson’s ratios fell outside the usual range.

Policy and contract reserve sufficiency analysis

State insurance laws require life insurance companies to conduct annually an analysis of the sufficiency of its life and annuity reserves. A qualified actuary must submit an opinion that states that the reserves, when considered in the light of the assets that an insurance company holds with respect to such reserves, make good and sufficient provision for the associated contractual obligations and related expenses of the insurance company. If a qualified actuary cannot provide such an opinion, then the insurance company must set up additional reserves by moving funds from surplus. The 2013 opinion has been submitted to the Michigan Department of Insurance & Finance Services without any qualifications.

Jackson’s capital and surplus

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

As a Michigan domiciled insurer, Jackson is subject to a prescribed accounting practice that, under certain circumstances, allows an insurer to include the ‘value of business acquired’ as an admitted asset in excess of the amount allowed under NAIC guidance. At 31 December 2013, principally as a result of the acquisition of REALIC, Jackson admitted US$452.5 million of value of business acquired in excess of the amount allowed under NAIC guidance.

Jackson has received approval from the Michigan Department of Insurance & Financial Services regarding the use of a permitted accounting practice. This permitted practice allows Jackson to carry certain interest rate swaps at book value as if statutory hedge accounting were in place instead of at fair value as would have been otherwise required. The permitted practice is effective 31 December 2013 and expires 1 October 2014 unless extended by the Michigan Director of Insurance . The effects of this permitted practice may not be considered by the company when determining the surplus available for dividends, nor the nature of dividends as ordinary or extraordinary.

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

Any state adopting the model act gives the state insurance commissioner explicit regulatory authority to require various actions by, or take various actions against, insurance companies whose adjusted capital does not meet minimum risk-based capital standards. The Michigan Department of Insurance & Financial Services takes into account the National Association of Insurance Commissioners’ risk-based capital standards to determine compliance with Michigan insurance law.

At 31 December 2013 the Company’s total adjusted capital under the National Association of Insurance Commissioners’ definition substantially exceeded Michigan standards.

Regulation of investments

Jackson is subject to state laws and regulations that require diversification of its investment portfolio, limit the amount of investments in certain investment categories such as below investment grade fixed income securities, common stock, real estate and foreign securities and forbid certain other types of investments altogether. Jackson’s failure to comply with these laws and regulations would cause investments exceeding regulatory limitations to be treated by the Michigan Director of Insurance as non-admitted assets for purposes of measuring surplus and, in some instances, the Michigan Director of Insurance could require divestiture of non-qualifying investments.

Implementation of US Foreign Account Tax Compliance Act (‘FATCA’) provisions

Although the insurance business is regulated on a State level, US federal tax legislation and rules, including those relating to the insurance industry or insurance products, can have a significant impact on Prudential’s business. Tax legislation and rules, and their interpretation, may change, possibly with retrospective effect, and proposals that would affect such changes are debated periodically by the US Congress.

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

Since 2012, the US Treasury has been negotiating intergovernmental agreements (IGA) with several countries which will result in those countries embedding the FATCA provisions into their domestic law. This development has the added benefit of significantly reducing any withholding obligations on payments by US companies or FFIs to other companies or customers in these IGA countries. On 12 September 2012, the United Kingdom and the United States entered into an IGA which was implemented into UK law as part of the Finance Bill 2013, with related regulations and guidance published in August 2013. Prudential plc will be subject to the information collection and sharing required under this IGA, although non-UK branches of Prudential plc and non-UK subsidiaries of Prudential plc that are FFIs will not be subject to the UK-US IGA. These non-UK branches and subsidiaries will instead be required to either comply with an IGA in their home jurisdictions (if any), or to comply with the FATCA provisions and final regulations. Any applicable IGA may require compliance with the FATCA provisions and final regulations, as modified by the relevant IGA.

FATCA will have an impact on many of Prudential’s non-US businesses , whether or not based in jurisdictions that have executed IGAs with the US, and will require a review and enhancement of existing practices to ensure FATCA compliance. A Group-wide project has been set up by Prudential to manage the implementation of the new practices. All of Prudential’s businesses have established formal project structures to deliver the requirements within the timescales.

The start date for implementation of the FATCA regime, including withholding on certain US source payments and the implementation of certain account diligence procedures, is 1 July 2014 and certain provisions may be further delayed. Complying with the required identification, withholding and reporting obligations is expected to require significant review and focus in an FFI’s compliance and reporting framework. We are following developments regarding FATCA closely, and are coordinating with all relevant authorities.

USA Patriot Act

The USA Patriot Act, enacted in 2001, includes numerous provisions designed to fight international money laundering and to block terrorist access to the US financial system. The US Treasury Department has issued a number of regulations implementing the Patriot Act that apply certain of its requirements to financial institutions including broker dealers and insurance companies. Among other things, the regulations impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing. Jackson and, to the extent applicable, certain of its affiliates, have established policies and procedures to ensure compliance with the Patriot Act’s provisions and the Treasury Department regulations.

Securities laws

Jackson, certain of its affiliates and certain policies and contracts that Jackson issues are subject to regulation under the federal securities laws administered by the US Securities and Exchange Commission (the ‘SEC’). The primary intent of these laws and regulations is to protect investors in the securities markets and generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the conduct of business for failure to comply with such laws and regulations and (in the case of broker dealers) to impose capital and related requirements. Jackson may also be subject to similar laws and regulations in the states in which it provides investment advisory services, offers the products described above or conducts other securities-related activities.

Jackson National Asset Management, LLC (‘JNAM’) is registered with the SEC as an investment adviser pursuant to the Investment Advisers Act. JNAM is registered as a transfer agent pursuant to the Securities Exchange Act of 1934, as amended (the ‘Securities Exchange Act’). The investment companies (mutual funds) for which JNAM serves as an investment adviser are subject to SEC registration and regulation pursuant to the Securities Act of 1933, as amended (the ‘Securities Act’), and the Investment Company Act of 1940, as amended (the ‘Investment Company Act’). Certain of the mutual funds advised by JNAM underlie variable products offered by Jackson. In addition, each variable annuity and variable life product sponsored by Jackson is subject to SEC registration and regulation pursuant to the Securities Act and the Investment Company Act, and applicable state insurance and securities laws. Each variable annuity and variable life product is funded under a separate account that is registered with the SEC as a unit investment trust.

Effective 31 December 2012, the U.S. Commodity Futures Trading Commission (‘CFTC’) eliminated an exclusion previously available to the mutual funds advised by JNAM from the definition of a ‘commodity pool’ under the Commodity Exchange Act (‘CEA’). Consequently, certain of the mutual funds became commodity pools and became subject to the requirements of the CEA and the rules of the CFTC promulgated thereunder. As of January 2013, JNAM is registered as a ‘commodity pool operator’ with the National Futures Association (‘NFA’) pursuant to CFTC regulations and is acting as a ‘commodity pool operator’ with respect to the operation of certain of the mutual funds. The new requirements will require JNAM and the mutual funds to incur additional regulatory compliance and reporting expenses. The effects of these regulatory changes could reduce investment returns or harm the mutual fund’s ability to implement its investment strategy.

Curian Capital, LLC (‘Curian Capital’) is registered with the SEC pursuant to the Investment Advisers Act and is also registered or has filed notice in all applicable states. Curian Capital serves as an investment adviser to certain investment companies. The investment companies (mutual funds) for which Curian Capital serves as an investment adviser are subject to SEC registration and regulation pursuant to the Securities Act and Investment Company Act. Certain of the mutual funds advised by Curian Capital underlie variable products offered by Jackson. In addition, each variable annuity and variable life product sponsored by Jackson is subject to SEC registration and regulation pursuant to the Securities Act and the Investment Company Act, and applicable state insurance and securities laws. Each variable annuity and variable life product is funded under a separate account that is registered with the SEC as a unit investment trust.

As of January 2013, Curian Capital is registered with the NFA as a ‘commodity pool operator’ pursuant to CFTC regulations and is acting as a ‘commodity pool operator’ with respect to the operation of certain of the mutual funds. The new requirements will require Curian Capital and the mutual funds to incur additional regulatory compliance and reporting expenses. The effects of these regulatory changes could reduce investment returns or harm the mutual fund’s ability to implement its investment strategy.

Curian Clearing, LLC is registered as a broker-dealer with the SEC pursuant to the Securities Exchange Act, and is registered as a broker-dealer in all applicable states. In addition, Curian Clearing, LLC is a member firm of the Financial Industry Regulatory Authority (the ‘FINRA’), subject to its supervisory and regulatory requirements.

Jackson National Life Distributors LLC is registered as a broker-dealer with the SEC pursuant to the Securities Exchange Act, and is registered as a broker-dealer in all applicable states. In addition, Jackson National Life Distributors LLC is a member firm of the FINRA, subject to its supervisory and regulatory requirements.

National Planning Holdings, Inc. (‘NPH’) owns four retail broker dealers, being IFC Holdings, Inc. (doing business as INVEST Financial Corporation), (‘IFC’), Investment Centers of America, Inc (‘ICA’), National Planning Corporation (‘NPC’) and SII Investments, Inc. (‘SII’). These entities conduct business as securities broker-dealers, investment advisers, and insurance agencies (or affiliated with insurance agencies), and are licensed and qualified to transact business pursuant to their respective registration or licensure with the SEC, state securities and insurance authorities, and membership with FINRA and the Municipal Securities Rulemaking Board. NPC, SII, and ICA are also registered with the CFTC, and are members of the NFA for purposes of commodities and futures trading.

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

To the extent that PPM America or the NPH broker-dealers manage accounts with assets of employee benefit plans subject to the Employee Retirement Income Security Act of 1974 (‘ERISA’), or the Internal Revenue

Code, they may be subject to certain restrictions imposed by ERISA or the Internal Revenue Code. Such restrictions are summarised in ‘Employee Benefit Plan Compliance’ in the Section below. The US Department of Labor (the ‘Department of Labor’) and the US Internal Revenue Service have interpretive and enforcement authority over the applicable provisions of ERISA and the Internal Revenue Code.

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

Two of our non-US affiliates have engaged in transactions with persons sanctioned by the United States under Executive Order 13224, relating to terrorism. These transactions were entered into in compliance with laws and regulations applicable to the relevant affiliates. The first individual took out a one-off takaful certificate (a Shariah compliant life policy) with our Malaysian insurance subsidiary in October 2011. It was discovered in March 2012 through automated checking that his name matched various sanctions lists. The policy was for RM600 per month and RM 7,200 was paid for the year in 2013 (equivalent to around US$182 and US$2,185, respectively). The matter was reported to the Malaysian governmental sanctions authority, the Bank Negara Malaysia Financial Intelligence Unit, in March 2012. Currently, the said policy has been frozen with no top-up, withdrawal or claims permitted, although regular premium payment is still allowed. The policy is in force, with no claims submitted or any payment made to date.

The second individual is a beneficiary to three life insurance policies in his wife’s name, the first taken out in December 2010 and two others taken out in November 2011 with our Indonesian insurance subsidiary. The first policy has a monthly premium of Rp 500,000 (around US$43) with premiums paid of Rp 6,000,000 paid for the year in 2012 (approximately US$510). Premiums for the second and third policies were initially for Rp 500,000 per month each with Rp 6,000,000 paid into each policy in 2012. Starting from February 2013, premiums for both policies were changed to Rp 1,000,000 per month (approximately US$85). The person was identified as a sanctioned individual in July 2012, and the matter was notified to the Indonesian governmental sanctions authority, the Indonesia FIU (PPATK), in August 2012. All three policies remain in force, but payments out will only be made in accordance with applicable law.

As the provisioning of insurance liabilities is undertaken on a portfolio as a whole basis, it is not practical to estimate the 2012 net profits on the contracts referred to above. We do not intend to engage in further new business dealings with these individuals.

In the UK, the Prudential Assurance Company Ltd operates a pension scheme for employees of the UK branch of government-owned Iranian bank. A total of 61 scheme members are receiving benefits, with 21 deferred members. All members are inactive in that no member contributions are being made or were made in 2013 although two payments in were received in September (approved by HM Treasury); £15k from the trustees into a cash fund and £1.9m from the bank into the pension to make good a funding deficit. The scheme is closed to new members. Due to the long term nature of a pension scheme it is not practical to advise the net profit, but the fund value at 31 December 2013 stood at £7,458,011.00. In return for administering the scheme there are standard Prudential scheme charges: an annual fee of £707, plus £11 per member, £57 per quote and a Trustee Accounts charge (£1,847.85). The annual invoice paid on 2 October 2013 was for £3,446.85. In addition to this an Annual Management Charge of 1.25 per cent is reflected in the fund value. The UK governmental sanctions authority, HM Treasury, has been informed of this arrangement and in 2008 advised us that following an analysis of the deeds, the fund is not owned, held or controlled by the bank. Payments out of the fund have been approved by HM Treasury through a license. There are no plans to discontinue with this contract in light of this license.

Employee benefit plan compliance

Jackson issues certain types of general account stable value products, such as GICs and funding agreements, to employee benefit plans and to investment vehicles that pool the investments of such plans. Many of these plans are retirement plans that are subject to the fiduciary standards of ERISA and that are tax-qualified under the Internal Revenue Code. As such, Jackson may be subject to certain restrictions imposed by ERISA and taxes imposed by the Internal Revenue Code. These restrictions include:

•	the requirement under ERISA that fiduciaries must perform their duties solely in the interests of ERISA plan participants and beneficiaries,

•	the requirements under ERISA that fiduciaries may not engage in ‘conflict of interest’ transactions, and

•	the requirements under ERISA that a fiduciary may not cause a covered plan to engage in certain ‘prohibited transactions’ with certain persons who provide services to the plan or are affiliated with the plan sponsor or a plan service provider.

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

In 1993, in John Hancock Mutual Life Insurance Company v. Harris Trust & Savings Bank, the US Supreme Court held that a portion of the funds held under a certain type of general account annuity contract did not constitute a ‘guaranteed benefit policy’ within the meaning of ERISA, a holding which potentially exposes insurers with similar types of contracts to the application of ERISA’s fiduciary and prohibited transaction provisions in connection with the management of assets in their general accounts.

Although no assurances can be given, Jackson believes that none of its contracts are of the type to which the holding in Harris Trust would be applicable. Moreover, the Department of Labor has issued PTE 95-60, which generally exempts external, unaffiliated investment transactions from ERISA’s prohibited transaction provisions. If the Harris Trust holding is applied to its contracts, Jackson would be subject to ERISA’s fiduciary and prohibited transaction provisions described above.

Products offered by the Company may be owned in accounts subject to regulation by the United States Department of Labor (‘DOL ’) or the Internal Revenue Service (‘IRS ’) when held in employee benefit plans governed by the Employee Retirement Income Security Act ‘ERISA ’), or in individual retirement accounts (‘IRAs ’). Rules governing dealing with ERISA or IRA accounts may impact sales of products by the Company, and the Department of Labor is currently in the process of re-proposing a rule that would change the circumstances under which one who works with IRAs would be considered a fiduciary. Severe penalties may be imposed for breach of duties under ERISA and rules governing IRAs and the Company cannot at this time predict the impact that the Department of Labor’s re-proposed rule may have on its operations.

Financial services regulatory and legislative issues

In the US, the Dodd-Frank Act, which represents a comprehensive overhaul of the financial services industry within the United States, was enacted in July 2010. The full impact of the Dodd-Frank Act on Prudential’s businesses is not currently clear, however, as many of its provisions have a delayed effectiveness and/or require rulemaking or other actions by various US regulators over the coming years.

The Dodd-Frank Act vests the Financial Stability Oversight Council (‘the Council’) with the power to designate domestic systemically important nonbank institutions which will be subject to special regulatory supervision and other provisions intended to prevent or mitigate the impact of future disruptions in the US financial system. If Jackson is designated in the US as a systemically important nonbank institution, it may be subject to heightened prudential standards to be administered by the US Federal Reserve Board, including, heightened capital, leverage and liquidity standards, risk management requirements, concentration limits, resolution plans and stress tests, and potential discretionary requirements relating to contingent capital, enhanced public disclosure and short term debt limits. As discussed under the Global Regulatory Developments and trends section, Prudential Group was designated as a G-SII in July 2013, but that is separate to the Dodd-Frank designation.

Dodd-Frank Rules and guidance outlining the manner in which the Council will determine which companies should be so designated in the US were adopted in April 2012. The rules set forth a three-stage process of increasingly in-depth evaluation and analysis, drawing on both qualitative and quantitative information (but preserving significant Council discretion). The rules do not, however, permit a definitive view as to whether Jackson would or would not be designated as systemically important in the US context.

Changes to US law in the Dodd-Frank Act include the creation of a new ‘Federal Insurance Office’ within the Treasury Department that will, amongst other things, monitor (but not regulate) the insurance industry, and discretionary authority for the SEC to impose a harmonised standard of care for investment advisers and broker dealers which provide personalised advice about securities to retail customers.

In addition, Title VII of the Dodd-Frank Act creates a new regulatory regime for certain derivatives called swaps and security-based swaps. Prudential and Jackson have determined that they are not required to register as swap dealers, security-based swap dealers, major swap participants, or major security-based swap participants under Title VII of the Dodd-Frank Act. However, CFTC regulations requiring that swaps be reported to trade repositories and, in some cases, cleared through registered central counterparties and traded on registered exchanges , may apply to certain derivatives entered into by Jackson and, in some circumstances, may apply to Prudential. Similar rules for security-based swaps, as well as requirements to post margin for uncleared derivatives, have been proposed but not yet implemented.

Certain derivatives instruments, including standardised interest rate swaps and index credit default swaps, are required to be cleared and traded on an exchange. While the transition to exchange-traded derivative instruments may limit counterparty risk, it could increase costs associated with such investments, including transaction and exchange fees. The standardisation of exchange-traded derivative instruments may also limit the ability of Jackson and the mutual funds to customise certain derivative instruments with their counterparties. Exchange-traded derivative instruments may also require Jackson and the mutual funds to post additional collateral or limit the types of collateral that may be used for such transactions, and this may limit the ability of Jackson and the mutual funds to effectively deploy assets in a timely manner.

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

State legislatures and/or state insurance regulatory authorities frequently enact laws and/or regulations that significantly affect insurers supervised by such authorities. Although the US federal government does not directly regulate the insurance business, federal initiatives may also have an impact on the insurance industry. On 12 December 2013, a report published by the United States Treasury’s Federal Insurance Office (‘FIO’) entitled How to Modernise and Improve the System of Insurance Regulation in the United States, outlined a series of recommendations for modernising insurance prudential and conduct regulation in the U.S. This included identifying areas for greater federal legislation (eg mortgage insurance), enhanced consistency on Risk Based Capital (‘RBC’) requirements and more emphasis on group supervision. Prudential cannot predict whether any federal (or state) legislative initiative to change the nature or scope of the regulation of the insurance industry will be enacted into law.

Federal and state regulators have focused on the mutual fund and variable annuity and insurance product industries including the broker-dealer system. As a result of publicity relating to widespread perceptions of industry abuses, including fraudulent and anti-competitive practices among insurance brokers and mutual funds, there have been numerous regulatory inquiries and proposals for legislative and regulatory actions that could affect the operations and management of market participants. It is difficult to predict at this time whether changes resulting from industry investigations and/or new laws and regulations will affect the Group’s insurance or investment management businesses, and, if so, to what degree.

Additional Jurisdictions

The Group has recently invested in businesses located in four new markets: Cambodia, Myanmar, Poland and, most recently, Ghana.

The Group’s Cambodia business is detailed under the Asia section above. The Myanmar business unit is not yet fully operational as a business, although Prudential has been awarded a licence to establish a representative office in Yangon, Myanmar in late 2013.

A new sales operation was launched in Poland during 2013 with an agency network expected to be rolled out in the country during 2014. The business is currently offering two simple life and protection products.

In December 2013, Prudential announced the purchase of Ghana’s Express Life Co, marking the entry of the firm into the African life insurance market. The purchase was completed in March 2014.

These developments and such incremental regulation remain immaterial at present in terms of the overall business of the Group.

Capital Expenditure and Divestures

Please refer to Item 5 ‘Operating and Financial Review’—Liquidity and Capital Resources—Changes to Group holdings during the period’ for a discussion of the principal capital expenditures and divestures during the period under review.

Item 4A. Unresolved Staff Comments

None

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with Prudential’s consolidated financial statements and the related notes to Prudential’s consolidated financial statements included in this document.

A summary of the critical accounting policies which have been applied to these statements is set forth in the section below entitled ‘IFRS Critical Accounting Policies’.

The results discussed below are not necessarily indicative of the results to be expected in any future periods. This discussion contains forward-looking statements based on current expectations, which involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in these forward-looking statements due to a number of factors, including those set forth in the section below entitled ‘—Principal Factors Affecting Results of Operations’ and in Item 3, ‘Key Information—Risk Factors’ and elsewhere in this document.

Introduction and Overview

Prudential plc is an international financial services group serving around 23 million insurance customers and with £443 billion of assets under management. We are listed on stock exchanges in London, Hong Kong, Singapore and New York.

Prudential is a leading international life insurer in Asia, with life and/or asset management operations in 14 markets and serving the emerging middle class families of the region’s powerhouse economies. We have built a high performing platform with effective multichannel distribution, a product portfolio centred on regular savings and protection, award winning customer services and a well-respected brand.

Jackson is one of the largest life insurance companies in the US, providing retirement savings and income solutions aimed at the 77 million ‘baby-boomers’. Founded 50 years ago, Jackson has a long and successful record of providing advisors with the products, tools and support to design effective retirement solutions for their clients.

Prudential UK delivers value for the Group through a relentless focus on the life and pensions needs of the age cohorts where wealth is most heavily concentrated. Our expertise in areas such as longevity, risk management and multi-asset investment, together with our financial strength and highly respected brand, means that the business is strongly positioned to continue pursuing a value-driven strategy built around our core strengths in with-profits and annuities(13).

M&G has been investing money for individual and institutional clients for over 80 years. M&G has grown to be one of Europe’s largest retail and institutional fund managers by developing its enduring expertise in active investment. M&G has a conviction-led and long-term approach to investment, believing the best returns are delivered for clients through active management by developing a deep understanding of the companies and organisations in whose equities, bonds or property M&G invests.

Summary of Performance

The Group reported a strong performance in 2013. This performance has enabled us to deliver all of our six 2013 ‘Growth and Cash’ objectives. Over the four-year period we gave ourselves to achieve these objectives, the Group’s performance has been transformed, with all our business units now making significant contributions to both earnings and cash generation from a starting point where in 2008 most of the Group’s earnings and cash were coming from our historic UK business.

The Group’s strategy remains unchanged and is focused on capturing three significant opportunities across our three geographic markets – (i) in Asia, the significant and growing protection needs of the emerging middle

(13)	See Item 4 ‘Information on the Company—Business of Prudential—UK Business—Prudential UK&Europe business overview’ for information on the 2014 UK Budget announcement.

class, particularly in our ‘sweet spot’ markets of South-east Asia; (ii) in the US, the financial needs of the ‘baby-boomers’ as they transition into retirement and (iii) in the UK, meeting the savings and retirement income needs of an ageing population. Our disciplined execution of this strategy has continued to drive profitable growth and higher cash generation, underlining our commitment to delivering both ‘Growth and Cash’.

Our Group IFRS operating profit(15) based on longer-term investment returns increased by 17 percent during the year to £2,954 million (2012: £2,520 million). Asia life operating profit(15) was up 17 percent(15) to just over a landmark £1 billion, with collective double-digit growth from our four largest operations of Hong Kong, Singapore, Indonesia and Malaysia and increasingly material contributions from some of our smaller but fast-growing businesses such as the Philippines, Thailand and Vietnam. On an underlying basis(14), Asia life IFRS operating profit was up 20 percent(16). US life IFRS operating profit increased 29 percent to £1,243 million (2012: £964 million), reflecting our focus on driving fee income from our variable annuity business and a full year’s contribution of insurance income from REALIC. UK life IFRS operating profit was broadly in line with the prior year at £706 million (2012: £703 million) despite lower business volumes. M&G delivered record operating profit of £395 million (2012: £320 million), an increase of 23 per cent, reflecting continued strong third-party net inflows combined with favourable market movements in the period, which together have increased external funds under management by £14 billion to £126 billion (2012: increase of £20 billion to £112 billion).

Asia

Operational highlights for 2013 reflect our continued focus on our ‘sweet spot’ markets, where the macro-economic, demographic, competitive and regulatory environments enable us to capitalise on our strengths and use multiple distribution channels to provide long-term savings and protection solutions to our customers. These same positive long-term drivers underpin our strong financial performance in 2013, with Asia IFRS operating profit up 16 per cent to £1,075 million (2012: £924 million(15)(16) and cash remitted to Group 17 per cent higher at £400 million (2012: £341 million).

Sales performance has been strong throughout the year. Sales through the agency channel were higher, with increases in active manpower and improvements in productivity contributing broadly equally. Sales through bank partnerships grew, excluding those from E-Sun, where we have chosen not to provide low-margin guaranteed products. Looking at our performance within the region, in Hong Kong our agency force continues to excel. We delivered an increase in agent productivity, with our with-profits and enhanced protection products proving to be especially popular. Our multi-channel distribution in Singapore is particularly effective, with increases in agency activity and productivity, coupled with very strong bancassurance partners in Standard Chartered Bank (SCB), United Overseas Bank (UOB) and Maybank. We continue to expand our agency force rapidly in Indonesia, with overall sales increasing. As expected, we have seen average case sizes decline as we extend our reach outside Jakarta. However, over time with increasing urbanisation, our first-mover advantage driven by our continued distribution expansion in upcoming cities and towns will drive long-term profitable growth. Malaysia sales were up excluding top-up products which we have described to de-emphasise deliberately.

Our other smaller ‘sweet spot’ markets have also delivered excellent results. In the Philippines we have grown agency activity and in Vietnam we have improved productivity. In Thailand, the Thanachart bancassurance

(14)	Underlying basis is calculated at constant exchange rate. Constant exchange rate results are calculated by translating prior year results using current period foreign currency exchange rates ie current period average rates for the income statement and current period closing rate for the balance sheet.
(15)	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards as discussed in note A2 to the consolidated financial statements in Item 18. In addition, following its reclassification as held for sale during 2013, operating results exclude the results of the Japan Life insurance business. 2012 comparatives have been retrospectively adjusted on a comparable basis.
(16)	Excluding the 2012 one-off gain of £51 million from the sale of the Group’s holding in China Life Insurance Company of Taiwan.

relationship is progressing well in the first eight months of its operations. In Cambodia, where we launched in January 2013, our new life business has made a good start and the relationship with our distribution partner ACLEDA Bank is working well. We have also opened a representative office in Myanmar.

Our joint ventures in China and India represent different opportunities in these two large, but quite different markets. In China our business remains small in the context of the market, but we are very encouraged by the progress being made. We consider this business to have great potential over the medium to long term. In India, our joint venture continues to be the market leader in the private sector, but the market is continuously going through fundamental restructuring and we expect it to remain challenging for some time.

We have niche positions in the Taiwanese and Korean markets that have been structured to meet our operating and financial disciplines, particularly around products and profitability. Within this context, both businesses are performing well. On 16 July 2013 we announced our intention to sell our closed-book life insurance business in Japan for US$85 million (£51 million at 31 December 2013 closing exchange rate), subject to regulatory approvals.

The beneficial impact of higher interest rates, primarily in Hong Kong, was offset by the weakening of some Asian currencies relative to UK sterling, primarily the Indonesian rupiah. There has clearly been downward pressure on some of our Asian currencies relative to UK sterling. We believe that the economic fundamentals of these economies remain very attractive in the long term and that the tensions observed currently will actually contribute to the long-term stabilisation and growth of these economies by improving their trade balances and ultimately their current account balances. We remain focused on managing each of our businesses at the local level and on their performance in local currency, which is more indicative of their true performance and of their actual long-term growth potential.

Life IFRS operating profit based on longer-term investment returns was £1,001 million, up 17 per cent(17),(18), making a positive start towards our 2017 IFRS objective (described further in ‘Item 5—Introduction and Overview—2013 and 2017 Objectives’ below).

Eastspring Investments saw net third-party inflows of £1.6 billion(19), down on the half year mainly due to market volatility in the second half. Total funds under management (including money market funds) were up 3 per cent on the prior year (10 per cent on a constant currency basis) with net inflows and positive market movements being offset by currency weakness relative to UK sterling. IFRS profits were up 7 per cent and reflect discipline in cost management in challenging market conditions.

The long-running project to domesticate the Hong Kong branch of the Prudential Assurance Company has been successfully completed on 1 January 2014.

Asia remains a significant and attractive opportunity for the Group, underpinned by favourable structural trends of faster economic growth, leading to higher wealth, combined with growing and young populations, high savings rates and rising demand for protection. This is particularly true of the rapidly growing and increasingly wealthy Asian middle class. These opportunities are most evident in our ‘sweet spot’ markets of South-east Asia, including Hong Kong, where the combination of long-term structural trends and the breadth and depth of the Prudential franchise and distribution positions us well to achieve long-term sustainable and profitable growth.

US

The US has delivered a strong performance in 2013, maintaining its disciplined approach to new business and management of the in-force book, while also improving its capital position. Total US IFRS operating profit

(17)	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards as discussed in note A2 to the consolidated financial statements in Item 18. In addition, following its reclassification as held for sale during 2013, operating results exclude the results of the Japan Life insurance business. 2012 comparatives have been retrospectively adjusted on a comparable basis.
(18)	Excluding the 2012 one-off gain of £51 million from the sale of the Group’s holding in China Life Insurance Company of Taiwan.
(19)	Excluding money market funds

increased 30 per cent to £1,302 million (2012: £1,003 million). Life IFRS operating profit in 2013 increased by 29 per cent, to £1,243 million, driven by higher fee income as a result of on-going positive flows and appreciation in average account values, as well as a first full year’s contribution from REALIC. Reflecting the cash-generative nature of Jackson’s business and capital formation during the year, cash remitted to the Group totalled £294 million, exceeding the 2013 objective of £260 million.

During 2013, equity markets experienced a strong rise as confidence in the US economy began to return and an increase in longer-dated Treasury yields followed long-anticipated actions by the Federal Reserve to taper bond purchases late in the year. In the variable annuity market, some larger variable annuity providers have consciously pulled back, while others are now returning. Against this background, Jackson’s market share of annuities with living benefits has remained relatively steady, while it is continuing to write new business at aggregate internal rates of return in excess of 20 per cent and with a payback period of two years.

Total variable annuity sales increased. This growth was exclusively driven by the rapid progress of Elite Access, our variable annuity without guarantees launched in early 2012. Excluding Elite Access, variable annuity sales were lower than in 2012, which is the direct result of our disciplined approach to the management of the economic cycle in the variable annuity market. The success of Elite Access has helped increase the diversification of our product mix, with a substantial of our 2013 variable annuity sales not featuring living benefit guarantees. Sales of variable annuities with living benefit guarantees are at their lowest since 2008. In addition, during the second half of 2013 Jackson implemented various product initiatives to continue to balance value, volume, capital and balance sheet strength. Net inflows for variable annuities’ separate accounts continue to be strongly positive, reflecting the growth in new business sales and low, stable levels of policy surrenders. Combined with the additional positive impact of market appreciation, this increased separate account balances to £66 billion at 31 December 2013 (31 December 2012: £49 billion).

Fixed annuity sales remained relatively flat compared to 2012, while fixed index annuity sales decreased.

Jackson’s Risk Based Capital ratio at the end of 2013 was 450 per cent, compared to 423 per cent at the end of 2012. In 2013, statutory capital generation was driven by the strong operating performance. This capital generation enabled Jackson to remit £294 million (2012: £249 million) to Group, while supporting its balance sheet growth.

Jackson’s strategy is unchanged. We continue to price new business on a conservative basis, targeting value over volume, and our financial market hedging remains focused on optimising the economics of our exposures, therefore accepting a degree of volatility in our accounting results where they are not aligned with the underlying economics. This approach has enabled Jackson to deliver significant profitable growth across the cycle while maintaining a strong balance sheet. Since 2008 Jackson has remitted over US$1.8 billion of cash to the Group, demonstrating that Jackson’s recent growth is quickly translating into profits and into cash, the ultimate metric of our successful strategy.

UK and Europe

The UK life and pensions industry underwent considerable regulatory and market change in 2013, with the replacement of the FSA two new regulatory bodies, the phasing in of auto-enrolment for company pensions and the introduction of the voluntary ABI Code on Retirement Choices. The implementation of the recommendations of the Retail Distribution Review has changed the distribution landscape and providers, distributors, advisers and their clients continue to adjust to the new environment. The Financial Conduct Authority’s Thematic Review into the UK annuity market, which ran throughout 2013, concluded in February 2014 with the announcement that it was launching a further study to examine competition and choice in the retirement income market as a whole. We continue to support both regulatory and other initiatives to improve consumer experience and outcomes.

We continue to manage our UK business by focusing on our strengths in individual annuities and with-profits products(20). The combined financial strength and investment performance track record of Prudential’s UK with-profits fund provides a key source of differentiation in a competitive market. The performance of our with-profits fund in 2013 has allowed us to add an estimated £2 billion to with-profits policies in the year and policyholders will typically see year-on-year increases of between 5 per cent and 8 per cent in accumulating with-profits policy values over the past year. Total bonus payments are expected to top £2.0 billion in 2014.

The onset of the Retail Distribution Review has significantly impacted the timing of sales volumes in the UK retail investments markets over the last two years. For Prudential, this resulted in very strong sales of onshore bonds in 2012, due to heightened activity prior to the implementation of the Retail Distribution Review, while in 2013 volumes returned to levels consistent with 2011, the last ‘undisturbed’ year. Onshore bonds sales were lower as a result, which contributed to an overall decrease in retail sales.

In individual annuities, market volumes declined 15 per cent during the year(21) against a strong comparative, due to increased activity in 2012 prior to the introduction of Gender Neutral Pricing and the Retail Distribution Review. Our annuity sales sourced from internal vestings decreased as more customers are opting to defer their retirement date, the effect of which is partly offset by higher average fund values. The proportion of our internal customers who chose a Prudential annuity remained in line with 2012. Overall sales from individual annuities were lower than in 2012.

In corporate pensions, we continue to focus on securing new members and incremental business from our current portfolio of customers and on additional voluntary contribution plans within the public sector, where we now provide schemes for 69 of the 99 public sector authorities in the UK (2012: 68 schemes).

In the wholesale market, we have continued our selective participation in bulk annuities based on strict return criteria and using our financial strength, superior investment track record, extensive mortality risk assessment experience and servicing capabilities.

IFRS life operating profit was in line with 2012 at £706 million (2012: £703 million).

During 2013 the UK remitted cash of £355 million to Group (2012: £313 million), exceeding our cash objective of delivering £350 million.

In September 2013 Jackie Hunt joined as Chief Executive, Prudential UK and Europe, and became a member of the Board of Prudential plc. Jackie was previously Chief Financial Officer at Standard Life plc. Jackie is focused on delivering the strategic priorities for the business as outlined at the December 2013 investor conference.

Our direct advice service, Prudential Financial Planning, is seeing increased demand for advice from our existing direct customers. Adviser numbers grew to 196 advisers by the end of 2013, in line with our expectations.

During 2013 we commenced sales operations in Poland, one of Europe’s fastest-growing economies, which has an expanding middle class and high savings rates. We have made a good start to the business, building an agency sales network of 481 financial planning consultants across 12 branches. The agency sales network will continue to be rolled out to more major Polish cities and towns during 2014.

M&G

Equity markets in developed economies rose to pre-crisis levels during 2013. By contrast, emerging markets suffered a series of setbacks as concerns about slowing economic growth in China and the tapering of quantitative easing in the US weighed heavily on investor sentiment.

(20)	See Item 4 ‘Information on the Company—Business of Prudential—UK Business—Prudential UK&Europe business overview’ for information on the 2014 UK Budget announcement.
(21)	Source: Q4 2013 ABI APE Market Data.

Against this backdrop, M&G continues to deliver strong investment performance. Over the three years to 31 December 2013, 21 retail funds representing approximately 69 per cent of its retail funds under management produced first or second-quartile investment returns. The performance of funds managed on behalf of segregated institutional fixed income clients also remains very strong, with all actively managed fixed income mandates outperforming their benchmarks over this period.

M&G has pursued business diversification across funds, asset classes and geographies. Its retail funds are now registered for sale in 20 jurisdictions and M&G has operations in 18 countries.

Net retail fund flows in Continental Europe reached a record level of £7.6 billion, a 46 per cent improvement on the previous year. European retail funds under management now total £23.7 billion, up 64 per cent year-on-year, and represent 35 per cent of total retail funds under management, compared with 26 per cent at the end of 2012.

In the UK M&G’s business has slowed after four consecutive years as the number-one house for net retail sales between 2009 and 2012. M&G remained the number-one firm for gross sales over the calendar year 2013, thereby leading the market for five consecutive years. However, the business did experience modest net outflows of £0.7 billion during the year, largely reflecting the decision in 2012 to slow flows into two market-leading UK corporate bond funds to protect investment performance. Investor appetite for equities strengthened in 2013 as markets recovered, but in many European countries fund buyers continue to have a structural preference for bonds and also favour mixed-asset funds.

It is still too early to offer a definitive assessment of the impact of the Retail Distribution Review, although we do expect more focus in the market on price. In the past few weeks, platforms have begun to disclose their own service pricing and any special fund fees agreed with asset managers. Those managers with strong brands and a reputation for investment performance will be expected to better withstand any such pressures on asset management fees.

M&G has continued its efforts to diversify its fund range. During the year 10 retail funds attracted net sales of at least £100 million each, with the majority of money continuing to go into the M&G Optimal Income Fund, a flexible bond portfolio, and into the M&G Global Dividend Fund. Total net retail sales for the year were £7.3 billion, including the contribution from M&G’s associate company in South Africa. This is the fourth time in five years that M&G has posted net retail inflows exceeding £7 billion. After this very strong period of sustained net sales, we expect business to return to less elevated levels in 2014. Total retail funds under management at 31 December 2013 were £67.2 billion, 22 per cent higher than at the end of 2012 and up 251 per cent since the end of 2008.

M&G’s institutional business recorded net inflows of £2.1 billion during 2013, mainly through increased sales of alternative credit and leveraged loan products. Net inflows of £9.0 billion in 2012, a record level, included a single low-margin mandate of £7.6 billion. Over the year, total institutional funds under management increased by 3 per cent to £58.8 billion, and have now more than doubled since the end of 2008.

As in previous years, M&G has a strong pipeline of institutional business still to fund. Products designed to help fill the gap left by the decline in long-term commercial bank loans continue to attract considerable interest, while opportunities to lend to medium-sized companies and infrastructure projects are improving. M&G currently manages, on behalf of Prudential and external investors, around £24 billion of direct infrastructure investments and provides around £11 billion of funding to the wider UK economy. As well as providing loans to British business and other organisations, these include investments in social and economic infrastructure, (eg public and private investment in utilities, energy, transport, hospital and schools) and investment in social and residential housing as mentioned below.

Our property business, formerly known as PRUPIM, was rebranded M&G Real Estate during the year. During 2013 it completed £3.5 billion of property transactions, covering both acquisitions and disposals. It has also returned to the UK residential property market for the first time in 30 years with a £105 million investment in London housing.

Fund sales, combined with a 15 per cent increase in equity market levels and an 8 per cent rise in bond markets, pushed total funds under management to £244.0 billion at 31 December 2013, 7 per cent higher than at the end of 2012. External client assets rose 13 per cent to £126.0 billion, nearly treble their level at the end of 2008, and accounted for 52 per cent of the total.

M&G’s operating profit rose by 23 per cent to £395 million, a new record. Underlying profits—excluding performance fees, carried interest and profits from our associate company—were up 20 per cent to £358 million. Over the past five years, underlying profits have grown at an annualised rate of 15 per cent, principally reflecting the consistent accumulation of external assets on the back of strong net sales.

M&G’s cost/income ratio remained unchanged at an historic low of 59 per cent, with higher fee income offsetting a larger cost base from increased head count and ongoing investment in operational infrastructure.

M&G continues to provide capital-efficient profits and cash generation for the Group and remitted cash totalling £235 million during 2013, compared with £206 million in 2012.

M&G has been recognised for its investment performance with numerous awards, including Investment Manager of the Year, Fixed Income Manager of the Year and Real Estate Manager of the Year at both the Financial News Awards 2013 and European Pensions Awards 2013.

The business remains focused on delivering excellent investment performance and service to its clients while continuing to seek diversification by both asset class and geography.

2013 and 2017 Objectives

As with other aspects of this annual report the following discussion contains forward-looking statements that involve inherent risks and uncertainties. Prudential’s actual future financial condition or performance or other indicated results may differ materially from those indicated in any such forward-looking statement due to a number of important factors (including those discussed under Item 3 ‘Risk factors’ in this filing). See the discussion under the heading ‘Forward-looking statements’ in Item 3.

2013 ‘Growth and Cash’ Objectives

The Group has now delivered all six of the 2013 “Growth and Cash” objectives we set out at our 2010 investor conference.

•	At full year 2013, Asia delivered new business profits of £1,460 million, ahead of its objective of doubling 2009 new business profits to £1,426 million.

We had already achieved five of the six objectives early. To recap:

•	At full year 2012, we more than doubled Asia’s 2009 IFRS operating profit from £465 million to £988 million as previously published (2013 objective: £930 million), achieving this objective a year earlier than planned;

•	We also exceeded Asia’s 2013 cash objective of £300 million, delivering £341 million at full year 2012, again achieving this objective a year earlier than planned;

•	At the half year stage in 2013, we achieved two further objectives: delivering cumulative net cash remittances to the Group of almost £4.1 billion over the three and a half year period from 2010 against our end-2013 target level of £3.8 billion;

•	Also at the half year stage in 2013, our US business remitted £294 million to Group, exceeding its 2013 cash remittance objective of £260 million; and

•	Lastly, as announced at the investor conference in December 2013, the UK achieved its 2013 cash remittance objective of £350 million by remitting £355 million to the Group.

The successful delivery of all of our 2013 ‘Growth and Cash’ objectives highlights the continued disciplined implementation of the Group’s strategy.

2017 objectives

The objectives assume exchange rates and economic assumptions made by Prudential in calculating the EEV basis supplementary information for the half year ended 30 June 2013, and are based on current (at December 2013) regulatory and solvency regimes applicable across the Group. The objectives assume that the current (at December 2013) EEV, IFRS and free surplus methodology will be applicable over the period.

Looking ahead, confident in the future prospects of the Group, we announced new objectives for 2017 at our investor conference in December 2013 in London. These objectives are:

(i)	Asia Underlying Free Surplus Generation(22) of £0.9 billion to £1.1 billion in 2017 (2012: £484 million)

(ii)	Asia life and asset management pre-tax IFRS operating profit to grow at a compound annual rate of at least 15 per cent over the period 2012 – 2017 to reach at least £1,858 million in 2017 (2012: £924 million(23))

(iii)	Group Underlying Free Surplus Generation of at least £10 billion cumulatively over the four-year period from 2014 to end- 2017.

At the end of 2013, we have made an encouraging start towards achieving two of these 2017 objectives.

Summary of Capital and Risk Management

We take a disciplined approach to capital management and have continued to implement a number of measures over the last few years to enable us to make our capital work more efficiently and more effectively for the Group. Using the regulatory measure of the Insurance Groups Directive (IGD), our Group capital surplus position at 31 December 2013 was estimated at £5.1 billion, before allowing for the final dividend, equating to coverage of 2.8 times.

With greater visibility on the potential outcome of Solvency II, we are reporting an estimated internal model(24) Solvency II Group surplus of £11.3 billion (2012: £8.8 billion), which is equivalent to a Group Solvency II ratio of 257 per cent (2012: 215 per cent). This estimate is based on an assumption of US equivalence, with no restrictions being placed on the Solvency II value of overseas surplus, and using our internal model, which has not yet been reviewed or approved by the Prudential Regulation Authority (PRA).

In July 2013, Prudential plc was listed by the Financial Stability Board as one of nine companies to be designated as a Global Systemically Important Insurer. Prudential is monitoring the development of and the potential impact of the framework of policy measures and engaging with the PRA on the implication of this designation.

(22)	Underlying free surplus generated comprises underlying free surplus generated from long-term business (net of investment in new business) and that generated from asset management operations. The 2012 comparative is based on the retrospective application of new and amended accounting standards and excludes the one-off gain of £51 million from the sale of the Group’s holding in China Life Insurance Company of Taiwan.
(23)	Asia 2012 IFRS operating profit of £924 million is based on the retrospective application of new and amended accounting standards, and excludes the one-off gain of £51 million from the sale of the Group’s holding in China Life Insurance Company of Taiwan.

Outlook

In 2013, we have delivered a strong performance.

The global macro-economic environment is improving with many signs of recovery in the US and the UK. While the transition to a world with a more normal US monetary policy might create some challenging short-term market and currency volatility in financial markets, a return to global growth and to a more normal interest rate environment and the robust nature of the long-term secular drivers we benefit from in Asia, are all positives for our business in the medium term.

We remain focused on pursuing the three significant opportunities—the significant protection gap in the Asian middle class, the transition of US ‘baby-boomers’ into retirement and the need for savings and retirement income for an ageing population in the UK—that are core to our strategy.

Of these, Asia remains more than ever central to the long-term, profitable growth opportunities for the Group. The longer-term structural trends of a rapidly growing and wealthier middle class with significant unmet needs for savings and protection remain intact and underpin our prospects in the region. We fully recognise the challenges that some of the economies in the region must deal with and we are never complacent in managing our diversified portfolio of businesses. We believe that the strength of our franchise in Asia, with leadership positions across our ‘sweet spot’ markets of South-east Asia, including Hong Kong, and our multi-channel, multi-product platform position us well to profitably capture this multi-decade opportunity.

In the US and the UK, we remain focused on meeting the needs of our customers and continue to implement a prudent strategy, putting value ahead of volume. This allows us to generate significant levels of earnings and cash in both geographies.

Over the last five years, the overall performance of the Group has been profoundly transformed, with all four of our businesses now making significant and—in Asia and the US—growing contributions to both earnings and cash generation, from a starting position where the UK was by far the main contributor to earnings and to cash generation. This newly acquired diversity lends both strength and resilience to the Group’s performance over the medium term.

The disciplined execution of our strategy has enabled us to deliver all of our six, challenging 2013 objectives following one of the worst financial crises in history. Our confidence in the future prospects of the Group and our ability to execute across our businesses in Asia, the US and the UK is encapsulated in the three new objectives for 2017 that we announced at our December 2013 investor conference.

We believe the Group is well positioned to continue to deliver good value to customers and compelling returns to shareholders while continuing to manage capital prudently.

Principal factors affecting Prudential’s results of operations

Prudential’s results of operations are affected, to a greater or lesser degree, by a variety of factors, including demographics, general economic and market conditions, government policy and regulation and exchange rate

(24)	The methodology and assumptions used in calculating the economic capital result are set out in the Other results based information section. The economic solvency ratio is based on the Group’s Solvency II internal model which will be subject to Prudential Regulation Authority review and approval before its formal adoption in 2016. We do not expect to submit our Solvency II internal model to the Prudential Regulation Authority for approval until 2015 and therefore these economic capital disclosures should not be interpreted as outputs from an approved internal model.

fluctuations, as discussed in greater detail below. In addition, changes in interest rates and returns from equity, real estate and other investments as well as volatility in these items may affect Prudential’s profitability.

Please refer to “Introduction and Overview”, Item 3. “Key Information—Risk Factors” and Item 4. “Information on the Company—Business of Prudential” for additional discussion of factors that may impact Prudential’s results of operations.

General economic and market conditions

Prudential’s results of operations are impacted by general economic and market conditions and are sensitive to the pace of and extent of changes in equity markets and interest rates, as well as the changes in behaviour of individuals and institutions that these changes in economic and market conditions may cause. Particular features of relevance to the Prudential’s geographic areas of operations are shown below:

Asia

Asia (excluding Japan) is leading the world in terms of GDP growth. Over the next five years it is expected to generate US$5.5 trillion(25) of new Gross Domestic Product (GDP), more than the US and the other advanced economies combined.

Economic growth is translating into the rapid increase of the Asian middle class. Between 2009 and 2020 it is estimated that there will be over 1.2 billion people who will have been elevated from rural subsistence to urban lifestyles. Families are getting smaller, life expectancies are lengthening and the incidence of chronic diseases is increasing significantly.

As people move into the middle class, their increased wealth and higher income provide the opportunity to make financial plans. Typically the first stage is to provide protection for the family and establish a regular savings plan through a life insurance policy.

Social welfare provisions vary by market but generally fall well below the levels people need to sustain their lifestyles in the event of a personal tragedy such as the diagnosis of a critical illness. Also, while basic medical services may be provided by the state, there can be a high level of out of pocket expenses, creating demand for financial solutions to significantly improve an individual’s experience through access to private medical services. Therefore, critical illness and medical riders are popular additions to life insurance policies.

Traditionally Asians would have relied on their children to provide for them in their retirement, but increasingly people are making their own financial provisions and life insurance policies are a popular part of a retirement plan.

Once the savings and protection solutions are in place there is the opportunity to invest. Single premium insurance policies are also important in more developed markets and it is also likely that customers will increasingly seek access to different asset classes through mutual funds as their wealth grows and financial needs become more sophisticated.

United States

The United States is the world’s largest retirement savings market with total assets in the annuity sector of over $2.5 trillion(26). Each year, many of the 77 million ‘baby-boomers’ reach retirement age, which is triggering a

(25)	Prudential estimates based on IMF data—October 2013
(26)	According to LIMRA, US Individual Annuities Survey Participants report Q3 2013 shift from savings accumulation to retirement income generation of more than US$10 trillion(27) of accumulated wealth over the next decade. This demographic transition constitutes a significant opportunity for those companies that are able to provide the ‘baby-boomers’ with long-term retirement solutions.

In 2013, the US economy began to see early signs of improvements, with unemployment rates steadily decreasing, and the housing market continuing to show signs of recovery. Reflecting this, S&P 500 Index rose 30 per cent, its best performance since a 31 per cent jump in 1997, and longer-dated Treasury yields also began to climb in 2013 ahead of the reduction in the Federal Reserve’s quantitative easing program. While interest rates remained well below historical averages at year-end, an upward move in Treasury yields, if sustained, would be beneficial to the financial performance of the US insurance industry.

We continue to see significant shifts in market share amongst the larger annuity participants. Jackson’s market share of annuities with living benefits has remained relatively steady, while some larger players have consciously pulled back, and others are now re-entering the market. We have also seen a general trend of product changes in this market that have reduced investment flexibility and/or increased fees for optional benefits. Several insurers with challenging legacy blocks of variable annuity business continue to implement policy changes to help mitigate the risk of their back book of business, including fee increases on older benefits, changes to the availability of investment options, subsequent premium restrictions on in force contracts and buy back offers to their existing policyholders. Despite positive demographic trends, these activities have the potential to lead to overall contraction in the industry, and likely further market share adjustments, as customers and distributors seek insurers that offer consistency, stability and financial strength.

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

In general, Jackson’s results are significantly affected by fluctuations in economic and market conditions, especially interest rates, credit conditions and equity markets. The profitability of Jackson’s spread-based business depends in large part on its ability to manage interest rate exposure, as well as the credit and other risks inherent in its investment portfolio. Jackson designs its US products and manages the investments and liabilities to reduce overall interest rate sensitivity. This has the effect of moderating the impact on Prudential’s results of changes in prevailing interest rates.

Jackson’s exposure to interest rate risk relates primarily to the market price and cash flow variability associated with changes in interest rates. Changes in interest rates, either upward or downward, including changes in the difference between the levels of prevailing short-term and long-term rates, can expose Jackson to the risk of not earning anticipated spreads. For example, if interest rates increase and/or competitors offer higher crediting rates, withdrawals on annuity contracts may increase as contract holders seek higher investment returns elsewhere. In response, Jackson could (i) raise its crediting rates to stem withdrawals, decreasing its spread; (ii) sell assets which may have depressed values in a high interest rate environment to fund policyholder payments, creating realised investment losses; or (iii) pay out from existing cash which would otherwise have been invested and earned interest at the higher interest rates.

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

(27)	Source: US Census Bureau

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

The majority of Jackson’s fixed interest rate annuities and life products were designed with contractual provisions that allow crediting rates to be re-set annually subject to minimum crediting rate guarantees. Therefore, on new business written, as well as on in-force business above minimum guarantees, Jackson has adjusted, and will continue to adjust, crediting rates in order to maintain targeted interest rate spreads. Lowering crediting rates helps to mitigate the effect of spread compression but the spreads could still decline as Jackson is typically only entitled to reset the crediting rates at limited pre-established intervals and the re-setting is subject to the guaranteed minimum rates. As at 31 December 2013, approximately 87 per cent of Jackson’s fixed interest rate annuities and interest-sensitive life business account values correspond to crediting rates that are at the minimum guaranteed interest rates (2012: 87 per cent). Tabular disclosures are provided in note C4.2(b) to the consolidated financial statements in Item 18 on the distribution of the account values of these businesses within the range of their contractual minimum guaranteed interest rates. The tables demonstrate that approximately 71 per cent (2012: 70 per cent) of Jackson’s combined fixed interest rate annuities and interest sensitive life business account values of £20 billion (2012: £20 billion) have contractual minimum rates of 3 per cent or less.

Jackson’s expectation for future spreads is also an important component in the amortisation of deferred acquisition costs. Significantly lower spreads may cause it to accelerate amortisation, thereby reducing total IFRS profit in the affected reporting period. Low market interest rates could also reduce Jackson’s return on investments that are held to support the company’s capital. In addition, changes in interest rates will affect the net unrealised gain or loss position of Jackson’s available-for-sale fixed income securities which is reported as a component of other comprehensive income. Further information on the factors affecting the pricing of products and asset liability management of Jackson is provided in Item 4. ‘Information on the Company—Business of Prudential—US Business’.

In addition to the impact on Jackson’s spread product profitability, a prolonged period during which interest rates remain at levels lower than those anticipated in its pricing may also result in greater costs associated with certain of Jackson’s product features which guarantee benefits and higher costs for derivative instruments used to hedge certain of its product risks. Reflecting these impacts in recoverability and loss recognition testing under U.S. GAAP as ‘grandfathered’ under IFRS may require Jackson to accelerate the amortisation of DAC as noted above, as well as to increase required reserves for future contract holder benefits. In addition, certain statutory capital and reserve requirements are based on formulas or models that consider interest rates, and a prolonged period of low interest rates may increase the statutory capital Jackson is required to hold as well as the amount of assets it must maintain to support statutory reserves.

Accordingly, without active management, a prolonged low interest rate environment may materially affect Jackson’s financial position, results of operations and cash flows. However, Jackson has and continues to proactively adapt its asset-liability management, hedging programme, product design and pricing and crediting rate strategies to mitigate the downward pressures created by the prolonged low interest rate environment.

The sensitivity of Jackson’s IFRS basis profit or loss and shareholders’ equity to changes in interest rates is provided in note C7.3 to the consolidated financial statements in Item 18.

The profitability of Jackson’s fee-based business depends in large part on its ability to manage equity market risk. As the investment return on the separate account assets is attributed directly to the contract holders, Jackson’s profit arises from the fees charged on the contracts, less the expenses incurred, which include the costs of guarantees. In addition to being a profitable book of business in its own right, the variable annuity book also provides an opportunity to utilise the offsetting equity risk among various lines of business to manage Jackson’s equity exposure in a cost-effective fashion. Jackson believes that the internal management of equity risk coupled with the utilisation of external derivative instruments where necessary, continues to provide a cost-effective method of managing equity exposure. Profits in the variable annuity book of business will continue to be subject to the impact of market movements both on sales and allocations to the variable accounts and the effects of the economic hedging program. While Jackson hedges its risk on an economic basis, the nature and duration of the hedging instruments, which are recorded at fair value through the income statement, will fluctuate and produce some accounting volatility.

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

The UK market is characterised by an ageing population and a concentration of wealth in the 50+ age group, many of whom have built up substantial pension funds in employer-sponsored schemes and require help to convert their wealth into sustainable lifetime income. In contrast the next generation of savers are typically under-funded as the responsibility for retirement provision has shifted substantially away from government and employers towards the individual. These customers, and helping them accumulate savings, constitutes a significant opportunity for long-term savings and retirement income providers at a time when the ability of the state to intervene is significantly diminished.

In the UK we focus on those areas of the market where we are able to bring superior value to our customers and where we enjoy a competitive advantage, primarily in with-profits and annuities.

Prudential UK’s longevity experience, multi-asset investment capabilities, long-standing trusted brand and financial strength mean that we are favourably positioned to help consumers translate their accumulated wealth into dependable retirement income through our range of market leading with-profits and annuity products.

In the UK, where Prudential’s with-profits fund invests in debt and other fixed income securities, equity securities and real estate, shareholders’ profits under IFRS are strongly related to the bonuses it declares. The most important influences on the bonus rates are the overall rate of return earned on investments and Prudential’s expectation of future investment returns. Further information on with-profits products is provided in Item 5 ‘Basis of Profits’, ‘—With-Profits Products’ and ‘—Bonus Rates’ below. In addition, shareholders’ profits under IFRS are significantly influenced by the contribution from the growing shareholder backed annuity business. The key factors affecting the profitability of this business are described in note C4.2 to the consolidated financial statements in Item 18.

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

These changes may affect Prudential’s existing and future business by, for example, causing customers to cancel existing policies, requiring Prudential to change its range of products and services, redesign its technology or other systems, retrain staff, pay increased tax or incur other costs.

In Asia, each market has evolved its own regulatory regime depending on the heritage of the industry, experiences and developmental priorities. Regulators across the region are generally keen to promote the growth of the life insurance industry as they appreciate the social utility of providing financial security to individuals and the way insurers channel unproductive cash savings into long term investments in the economy. However, they are imposing higher standards on the industry and monitoring compliance more actively, with increasing focus on the quality of advice distributors provide and the suitability of the products offered. Although assessments of solvency can vary considerably market by market, there is increasing convergence on risk based calculations.

In the US, the financial services industry continues to deal with a multitude of emerging regulatory initiatives in response to the financial crisis. Many of these broader financial services initiatives specifically impact the insurance industry. Within the insurance industry, we are seeing evolving supervisory structures, new global group supervision standards, focus on the reduction of systemic risk, amplified focus on enterprise risk management as well as initiatives in the area of financial reporting. While discussions are clearly still underway across many initiatives, this is resulting in significant resources being expended across the industry. Finding the appropriate path through all of the regulatory changes remains a challenge.

The UK life and pensions industry has undergone considerable regulatory and market change in 2013 with the appointment of two new industry regulatory bodies, the phasing in of auto-enrolment for company pensions and the introduction of the ABI Code on Retirement Choices. The implementation of the recommendations of the Retail Distribution Review has changed the distribution landscape and providers, distributors, advisers and their clients continue to adjust to the new environment. The Financial Conduct Authority’s Thematic Review into the UK annuity market, which ran throughout 2013, concluded in February 2014 with the announcement that it was launching a further study to examine competition and choice in the retirement income market as a whole. We continue to support both regulatory and other initiatives to improve consumer experience and outcomes.

These new developments represent major changes to the way business is conducted in a number of areas of the markets in which we operate in the UK, and impact not only insurance and investments providers, but also distributors and consumers.

Further details on the regulatory supervision which Prudential is subject to in the UK and internationally are provided in Item 4 ‘Information on the Company—Supervision and Regulation’.

See also Item 4 ‘Information on the Company—Business of Prudential—UK Business—Prudential UK&Europe business overview’ for information on the 2014 UK Budget announcement.

Exchange rates

Due to the geographical diversity of Prudential’s businesses, it is subject to the risk of exchange rate fluctuations. Prudential’s international operations in Asia, the United States and Europe, which represent a significant proportion of total group income and expenses, generally write policies and invest in the same local currency, which although limiting the effect of exchange rate fluctuations on local operating results, can lead to fluctuations in Prudential’s consolidated financial information upon translation of results into pounds sterling. Please refer to Item 4 ‘Information on the Company—Business of Prudential—Group Risk Framework —Financial Risks—Foreign Exchange Risk’, Item 5 ‘Other results based information—Foreign currency source of IFRS key metrics’ and Notes C7.2, C7.3 and C7.4 to the consolidated financial statements in Item 18 for additional information on the impact of foreign currency fluctuations on the Group.

IFRS Critical Accounting Policies

Prudential’s discussion and analysis of its financial condition and results of operations are based upon Prudential’s consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB and as endorsed by the EU. EU-endorsed IFRS may differ from IFRS as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. As at 31 December 2013, there were no unendorsed standards effective for the three years ended 31 December 2013 affecting the consolidated financial information of Prudential and there were no differences between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to Prudential. Accordingly, Prudential’s financial information for the three years ended 31 December 2013 is prepared in accordance with IFRS as issued by the IASB. Prudential adopts mandatory requirements of new or altered EU-adopted IFRS standards when required, and may consider earlier adoption where permitted and appropriate in the circumstances.

The preparation of these financial statements requires Prudential to make estimates and judgements that affect the reported amounts of assets, liabilities, and revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, Prudential evaluates its estimates, including those related to long-term business provisioning and the fair value of assets.

Critical accounting policies are defined as those that are reflective of significant judgements and uncertainties, and potentially give rise to different results under different assumptions and conditions. Prudential believes that its critical accounting policies are limited to the policies referenced below which are described further in the notes to the consolidated financial statements in Item 18.

Critical accounting policies	Reference to the disclosure notes in Item 18
Classification of insurance and investment contracts	A3.1(c)
Measurement of policyholder liabilities and unallocated surplus of with-profits fund	A3.1(d)
Measurement and presentation of derivatives and debt securities of US insurance operations	A3.1(j)(v)
Presentation of results before tax	A3.1(k)
Segmental analysis of results and earnings distributable to shareholders	A3.1(m)

The critical accounting policies referenced above are critical for those that relate to the Group’s shareholder-financed business. In particular this applies for Jackson which is the largest shareholder-backed business in the Group. The policies are not critical in respect of the Group’s with-profits business. This distinction reflects the basis of recognition of profit and accounting treatment of unallocated surplus of with-profits funds as a liability, as described elsewhere in these financial statements.

In determining the measurement of the Group’s assets and liabilities and in preparing financial statements, more generally, estimates and judgements are required. The critical aspects are set out below by reference to and discussed in the following accounting policies and other notes to the consolidated financial statements in Item 18.

Critical accounting estimates and assumptions	Reference to the disclosure notes in Item 18
Classification of insurance and investment contracts	A3.1(c)
Measurement of policyholder liabilities	A3.1(d); C4.2 and C7
Measurement of deferred acquisition costs	A3.1(f); and C4.2
Determination of fair value of financial investments	A3.1(j)(ii)
Determining impairment related to financial assets	A3.1(j)(iii)
Additional quantitative information on the impairment and realised gains/losses recognised on the available-for-sale debt securities of US insurance operations	C3.5(d)

Additional quantitative information on the movement in the statement of financial position value of the available-for-sale debt securities of US insurance operations and those which are in a gross unrealised loss position.

C3.3(b)(ii)

Summary Consolidated Results and Basis of Preparation of Analysis

The following table shows Prudential’s consolidated total profit for the years indicated.

	Year Ended 31 December £m
	2013	2012*	2011*
Total revenue, net of reinsurance	52,375	54,438	35,492
Total charges, net of reinsurance	(50,440)	(51,456)	(33,709)
Share of profits from joint ventures and associates, net of related tax	147	135	76

Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)**	2,082	3,117	1,859
Tax attributable to policyholders’ returns	(447)	(370)	7

Profit before tax attributable to shareholders	1,635	2,747	1,866
Tax charge	(736)	(954)	(408)
Less: tax attributable to policyholders’ returns	447	370	(7)
Tax charge attributable to shareholders’ returns	(289)	(584)	(415)

Profit for the year	1,346	2,163	1,451

*	The 2012 and 2011 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2 to Prudential’s consolidated financial statements in Item 18.
**	This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders. This is principally because the corporate taxes of the Group include those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the profit before all taxes measure (which is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of the PAC with-profits fund after adjusting for taxes borne by policyholders) is not representative of pre-tax profits attributable to shareholders. See ‘Presentation of results before tax’ under IFRS Critical Accounting Policies section above for further explanation.

Under IFRS, the pre-tax GAAP measure of profits is profit before policyholder and shareholder taxes. This measure is not relevant for reflecting pre-tax results attributable to shareholders for two reasons. Firstly, this profit measure represents the aggregate of pre-tax results attributable to shareholders and a pre-tax amount attributable to policyholders. Secondly, the amount is determined after charging the transfer to the liability for unallocated surplus, which in turn is determined in part by policyholder taxes borne by the ring-fenced with-profits funds. It is noted that this circular feature is specific to with-profits funds in the UK, and other similarly structured overseas funds, and should be distinguished from other products, which are referred to as ‘with-profits’ and the general accounting treatment of premium or other policy taxes.

Accordingly, Prudential has chosen to explain its consolidated results by reference to profits for the year, reflecting profit after tax. In explaining movements in profit for the year, reference is made to trends in profit before shareholder tax and the shareholder tax charge. The explanations of movement in profit before shareholder tax are shown below by reference to the profit analysis applied for segmental disclosure as shown in note B1 to the consolidated financial statements in Item 18. This basis is used by management and reported externally to Prudential’s UK, Hong Kong and Singapore shareholders and to the UK, Hong Kong and Singapore financial markets. Separately, in this section, analysis of movements in profits before shareholder tax is provided by nature of revenue and charges.

Explanation of Movements in Profits After Tax and Profits Before Shareholder Tax by Reference to the Basis Applied for Segmental Disclosure

(a)	Group overview

Profit for the year after tax for 2013 was £1,346 million compared to £2,163 million for 2012. The decrease primarily reflects the movement in results before tax attributable to shareholders, which decreased from a profit of £2,747 million in 2012 to a profit of £1,635 million in 2013, which was partially offset by an decrease in the tax charge attributable to shareholders from £584 million in 2012 to £289 million in 2013.

The decrease in the total profit before tax attributable to shareholders from £2,747 million in 2012 to £1,635 million in 2013 reflects an improvement in operating profit based on longer-term investment returns from £2,520 in 2012 to £2,954 in 2013 which was more than offset by a decrease in non-operating items from positive £227 million to negative £1,319 million. The decrease in non-operating items is predominantly due to the adverse change in short-term fluctuations in investment returns from a positive £187 million in 2012 to a negative £1,110 million in 2013. Further, consistent with the classification of the Japan Life business as held for sale, its IFRS carrying value has been set to £48 million representing the estimated proceeds, net of related expenses of £3 million. The loss of £102 million (2012: profit of £17 million) attaching to the held for sale Japan Life business and included within non-operating items comprises the 2013 reduction on re-measuring the carrying value of the business and its trading results.

During 2013, global equity markets have performed well overall, and the gradually improving outlook in most of the major economies has also led to a long-awaited uplift in long-term interest rates. These are positive developments for our business performance, and we are well positioned to benefit from the recovery in investment markets, having proactively defended the economics of our business when markets fell. The favourable impact of appreciating equity markets and rising yields, in combination with our strong execution and risk management, has benefited all of our key operating profit and underlying capital generation metrics in 2013.

As part of the benefits we provide to our customers some of our products guarantee the value of the funds they hold with us to protect them against declines when markets fall. To protect ourselves from the downside risks to the Group’s financial position associated with these guarantees, we hold derivatives and other instruments to mitigate these exposures. In times of rising equity markets these will generally generate negative investment variances. In addition, while higher interest rates are beneficial to the long-term performance of our business, they do give rise to negative value movements on our holdings of fixed income securities. The impact of these collective short-term movements in investment values, reported outside the operating result, gave rise to a lower profit before tax attributable to shareholders of £1,635 million in 2013 (2012: £2,747 million).

Another feature of 2013 was the volatility in the world’s currency markets. Following the US Federal Reserve’s statements in 2013 implying its intention to taper asset purchases, currencies in some of our key Asian markets, such as Indonesia in particular, saw significant depreciation in the second half of the year. The US dollar also depreciated against UK sterling as the strength of the economic recovery in the UK brought forward expectations of a UK interest rate increase. As the assets and liabilities of our overseas businesses are translated at year-end exchange rates, the effect of these currency movements has been incorporated within the end-2013 reported shareholders’ equity. However, the results of our overseas businesses are translated using average exchange rates for the year, as this is a reasonable approximation of the rates prevailing at the dates that our normal trading transactions have taken place in these markets. Accordingly, the full impact of the currency movements on the operating results of 2013 is more muted.

The effective rate of tax at the total profit level was 18 per cent in 2013, compared to 21 per cent in 2012. The reduced rate is primarily due to a favourable deduction in respect of portfolio dividends received in Variable Annuity business. In addition, Prudential has benefitted from reductions in the main UK tax rate in 2013. Offsetting this Prudential sold Japan Life during the period which gave rise to a loss for which there was no tax relief. Further details are provided in note B5 to the consolidated financial statements in Item 18.

The total profit before tax attributable to shareholders was £2,747 million in 2012, compared with £1,866 million in 2011. The improvement in total profit before tax attributable to shareholders reflects the increase in operating profit based on longer-term investment returns and the positive investment market returns earned in the year.

The effective rate of tax at the total profit level was 21 per cent in 2012 compared to 22 per cent in 2011. In both 2012 and 2011, Prudential has benefited from the favourable impact of certain income in some Asian jurisdictions either not being taxable or being taxable at reduced rates. In addition, Prudential has benefitted from reductions in the main UK corporate tax rate in 2012. Further details are provided in note B5 to the consolidated financial statements in Item 18.

(b)	Summary by business segment and geographical region

The Group’s operating segments as determined under IFRS 8 are insurance operations split by territories in which the Group conducts business, which are Asia, the United States and the United Kingdom, and asset management operations split into M&G, which is the Group’s UK and European asset management business, Eastspring Investments, which is the Asian asset management business and the US broker-dealer and asset management business (including Curian).

The following table shows Prudential’s IFRS consolidated total profit/(loss) for the years indicated presented by summary business segment and geographic region. The accounting policies applied to the segments below are the same as those used in the Group’s consolidated accounts.

	Year ended 31 December 2013 £m
	Asia	US	UK	Unallocated corporate	Total
Insurance operations	540	452	374	—	1,366
Asset management**	64	39	363	—	466

Total profit attributable to the segments	604	491	737	—	1,832
Unallocated corporate	—	—	—	(486)	(486)

Total profit (loss) for the year	604	491	737	(486)	1,346

	Year ended 31 December 2012 £m*
	Asia	US	UK	Unallocated corporate	Total
Insurance operations	831	621	708	—	2,160
Asset management**	58	18	404	—	480

Total profit attributable to the segments	889	639	1,112	—	2,640
Unallocated corporate	—	—	—	(477)	(477)

Total profit (loss) for the year	889	639	1,112	(477)	2,163

	Year ended 31 December 2011 £m*
	Asia	US	UK	Unallocated corporate	Total
Insurance operations	488	357	657	—	1,502
Asset management**	62	16	231	—	309

Total profit attributable to the segments	550	373	888	—	1,811
Unallocated corporate	—	—	—	(360)	(360)

Total profit (loss) for the year	550	373	888	(360)	1,451

*	The 2012 and 2011 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2 to Prudential’s consolidated financial statements in Item 18.
**	For the US, including the broker dealer business and Curian.

Profit from insurance operations

Total profit from insurance operations in 2013 was £1,366 million compared to £2,160 million in 2012 and £1,502 million in 2011. All of the profits from insurance operations in 2013, 2012 and 2011 were from continuing operations. The movement in profits for insurance operations can be summarised as follows:

	Year Ended 31 December £m
	2013	2012*	2011*
Profit before shareholder tax	1,687	2,704	1,978
Shareholder tax	(321)	(544)	(476)

Profit after tax	1,366	2,160	1,502

*	The 2012 and 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A2 to Prudential’s consolidated financial statements in Item 18.

The decrease of £1,017 million in profit before tax attributable to shareholders in 2013 compared to 2012 primarily reflects an increase in operating profit based on longer-term investment returns of the insurance operations of £373 million to £2,979 million being more than offset by an adverse change in short-term fluctuations in investment returns for shareholder-backed business of £1,183 million, the loss attaching to the held for sale Japan Life business as described above which was £102 million in 2013 (2012: profit of £17 million) and other non operating items of £107 million.

The effective shareholder tax rate on profits from insurance operations decreased from 20 per cent in 2012 to 19 per cent in 2013. The reduced rate is primarily due to a favourable deduction in respect of portfolio dividends received in Variable Annuity business. In addition, Prudential has benefitted from reductions in the main UK corporate tax rate in 2013. Offsetting this Prudential sold Japan Life during the period which gave rise to a loss for which there was no tax relief. Further details are provided in note B5 to the consolidated financial statements in Item 18.

The increase of £726 million in profit before tax attributable to shareholders in 2012 compared to 2011 reflects an increase in operating profits based on longer term investment returns combined with the favourable change in the short-term fluctuations in investment returns for the insurance operations.

The effective shareholder tax rate on profits from insurance operations decreased from 24 per cent in 2011 to 20 per cent in 2012. In both 2012 and 2011, Prudential has benefited from the favourable impact of certain income in some Asian jurisdictions either not being taxable or being taxable at reduced rates. In addition, Prudential has benefitted from reductions in the main UK corporate tax rate in 2012. Further details are provided in note B5 to the consolidated financial statements in Item 18.

In order to understand how Prudential’s results are derived it is necessary to understand how profit emerges from its business. This varies from region to region, primarily due to differences in the nature of the products and regulatory environments in which Prudential operates.

Asia

Basis of profits

The assets and liabilities of contracts classified as insurance under IFRS 4 are determined in accordance with methods prescribed by local GAAP and adjusted to comply, where necessary, with UK GAAP. Under IFRS 4, subject to the conditions of that standard, the continued application of UK GAAP in this respect is permitted.

For Asia operations in countries where local GAAP is not well established and in which the business is primarily non-participating and linked business, the measurement of the insurance assets and liabilities is determined substantially by reference to US GAAP principles. This basis is applied in India, Japan, Taiwan and until 2012 Vietnam. For with-profits business in Hong Kong, Singapore and Malaysia, the basis of profit recognition is bonus driven as described under ‘United Kingdom—Basis of Profits’ below.

Comparison of total profit arising from Asia insurance operations

The following table shows the movement in profit arising from Asia insurance operations for 2013, 2012 and 2011:

	Year Ended 31 December £m
	2013	2012*	2011*
Profit before shareholder tax	688	977	612
Shareholder tax	(148)	(146)	(124)

Profit after tax	540	831	488

*	The 2012 and 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A2 to Prudential’s consolidated financial statements in Item 18.

The decrease of £289 million from the profit before tax attributable to shareholders in 2012 of £977 million to a profit of £688 million in 2013 primarily reflects an increase of £95 million in operating profit based on longer-term investment returns to £1,001 million driven by the increasing scale of the in-force book, being more than offset by an adverse change in the short-term fluctuations in investment returns for shareholder-backed business of £258 million and a loss of £102 million attaching to the Japan Life business classified as held for sale as described above. The year on year adverse change in the short-term fluctuations in investment returns of £204 million was primarily due to the negative net unrealised movements on bond holdings in 2013 following a rise in bond yields.

The effective shareholder tax rate changed from 15 per cent in 2012 to 22 per cent in 2013, with the movement principally due to the sale of Japan Life during the period which gave rise to a loss for which there was no tax relief. Excluding the impact of the held for sale Japan Life business the tax rate is 19 per cent.

The 2012 profit before tax attributable to shareholders of £977 million represented an increase of £365 million over 2011 of £612 million. This primarily reflects an increase of £207 million in operating profit based on longer-term investment returns, combined with an improvement in the short-term fluctuations in investment returns for shareholder-backed business of £147 million.

The effective shareholder tax rate changed from 20 per cent in 2011 to 15 per cent in 2012, with the movement principally due to Prudential benefiting from the favourable impact of certain income in some Asian jurisdictions either not being taxable or being taxable at reduced rates.

United States

Basis of profits

The underlying profit on Jackson’s business predominantly arises from spread income from interest-sensitive products, such as fixed annuities, institutional products and fee income on variable annuity business with the insurance assets and liabilities of the business measured on a US GAAP basis. In addition, the results in any period include the incidence of gains and losses on assets classified as available-for-sale, and fair value movements on derivatives and securities classified as fair valued through profit and loss.

Comparison of total profit arising from US insurance operations

The following table shows the movement in profit arising from US insurance operations for 2013, 2012 and 2011:

	Year Ended 31 December £m
	2013	2012	2011
Profit before shareholder tax	553	855	484
Shareholder tax	(101)	(234)	(127)

Profit after tax	452	621	357

The £302 million decrease in profit before tax attributable to shareholders in 2013 against 2012, was primarily due to an increase of £279 million in operating profit based on longer-term investment returns to £1,243 million which was more than offset by an adverse change of £535 million in the short-term fluctuations in investment returns reflected in the income statement. The increase in operating profit based on longer-term investment returns in 2013 compared to 2012 reflects strong underlying growth in fee income which was partially offset by higher expenses.

The adverse movement in short-term fluctuation in investment returns was mainly due to the negative net unrealised value movement on derivatives held to manage the Group’s exposure to market movements following rises in equity values.

The effective tax rate on profits from US operations decreased from 27 per cent in 2012 to 18 per cent in 2013 due a favourable deduction in respect of portfolio dividends received in Variable Annuity business.

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

United Kingdom

Basis of profits

Prudential’s results comprise an annual profit distribution to shareholders from its UK long-term with-profits fund as well as profits from its annuity and other businesses.

For Prudential’s UK insurance operations, the primary annual contribution to shareholders’ profit comes from its with-profits products. With-profits products are designed to provide policyholders with smoothed investment returns through a mix of regular and final bonuses.

For with-profits business (including non-participating business owned by the PAC with-profits fund), adjustments to liabilities and any related tax effects are recognised in the income statement. However, except for any impact on the annual declaration of bonuses, shareholder profit for with-profits business is unaffected. This is because IFRS basis profits for the with-profits business, which are determined on the same basis as on preceding UK GAAP, solely reflect one-ninth of the cost of bonuses declared for the year. Further details on the determination of the bonuses (‘regular’ and ‘final’) are provided in note C4.2(c)(i) to the consolidated financial statements in Item 18.

The results of the UK shareholder-backed annuity business reflect the inclusion of investment return including realised and unrealised gains and losses. The charge for benefits reflects the valuation rate of interest applied to discount future anticipated payments to policyholders. This rate in turn reflects current market yields adjusted for factors including default risks on the assets backing the liabilities. The level of allowance for default risk is a key assumption. Details are included in note B4 to the consolidated financial statements in Item 18.

Comparison of total profit arising from UK insurance operations

The following table shows the movement in profit arising from UK insurance operations for 2013, 2012 and 2011:

	Year Ended 31 December £m
	2013	2012*	2011*
Profit before shareholder tax	446	872	882
Shareholder tax	(72)	(164)	(225)

Profit after tax	374	708	657

*	The 2012 and 2011 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2 to Prudential’s consolidated financial statements in Item 18.

Profit after tax from UK insurance operations of £374 million in 2013 is £334 million lower than the £708 million in 2012.

The decrease in profit before tax attributable to shareholders of £426 million to £446 million in 2013 was primarily due to an adverse change in the value of short-term fluctuations in investment returns of £390 million which included the net unrealised movements on fixed income assets supporting the capital of the shareholder backed annuity business. Operating profit based on longer-term investments returns of £735 million in 2013 was comparable to the £736 million in 2012. Operating profit based on longer-term investment returns included general insurance commissions of £29 million in 2013 compared with £33 million for 2012.

The effective shareholder tax rate on profits from UK insurance operations for 2013 of 16 per cent compares with the effective tax rate of 19 per cent in 2012, with the movement principally due to reductions in the main UK corporate tax rate in 2013.

The decrease in profit before tax attributable to shareholders of £10 million to £872 million in 2012 was primarily due to an adverse change in the value of short-term fluctuations in investment returns of the shareholder-backed business of £23 million which reflects asset value movements principally on the shareholder-backed annuity business. This decrease was partially offset by an increase in operating profit based on longer-term investments returns of £13 million in 2012. Operating profit based on longer-term investment returns of £736 million included general insurance commissions which decreased by £7 million to £33 million in 2012 compared with £40 million for 2011.

The effective shareholder tax rate on profits from UK insurance operations for 2012 of 19 per cent compares with an effective tax rate of 25 per cent in 2011, with the movement principally due to reductions in the main UK corporate tax rate in 2012.

Profit from asset management

The following table shows the movement in profits from asset management for 2013, 2012 and 2011:

	Year Ended 31 December £m
	2013	2012*	2011*
Profit before shareholder tax	596	619	426
Shareholder tax	(130)	(139)	(117)

Profit after tax	466	480	309

*	The 2012 and 2011 comparative results have been adjusted from those provisionally published for the retrospective application of the new and amended standards described in note A2 to Prudential’s consolidated financial statements in Item 18.

Total profit from asset management decreased from £480 million in 2012 to £466 million in 2013. The decrease of £23 million in profit before shareholder tax in 2013 compared to 2012 resulted mainly from a decrease for M&G by £48 million from £511 million in 2012 to £463 million in 2013. The profit before shareholder tax for Eastspring Investments increased by £5 million from £69 million in 2012 to £74 million in 2013. US broker dealer and asset management operations profit before shareholder tax increased by £20 million from £39 million in 2012 to £59 million in 2013.

The £48 million decrease in the profit before shareholder tax of M&G primarily reflects an increase of £70 million in operating profit based on longer-term investment returns to £441 million offset by an adverse change in short-term fluctuations in investment returns for shareholder-backed business of £76 million. In addition, the M&G results in 2012 included a one-off gain of £42 million arising on the dilution of M&G’s investment holding in PPM South Africa.

The effective tax rate on profits from asset management operations decreased from 22.4 per cent in 2012 to 21.8 per cent in 2013.

Total profit from asset management increased from £309 million in 2011 to £480 million in 2012. The £171 million increase in profit before tax attributable to shareholders resulted mainly from an increase in profit generated by M&G, which increased from profit before tax of £327 million in 2011 to £511 million in 2012. The profit before tax attributable to shareholders for Eastspring Investments reduced by £6 million from £75 million in 2011 to £69 million in 2012. Profits generated by the US broker dealer and asset management operations increased by £15 million from £24 million in 2011 to £39 million in 2012.

The £184 million increase in profit before tax attributable to M&G was the result of a favourable change in short term fluctuations in investment returns of £128 million compared with 2011, an increase in operating profit based on longer-term investment returns of £14 million and a one-off gain of £42 million arising on the dilution of M&G’s investment holding in PPM South Africa.

The effective tax rate on profits from asset management operations changed from 27 per cent in 2011 to 22 per cent in 2012 principally due to the gain arising on the dilution of M&G’s investment holding in PPM South Africa being non taxable.

Unallocated corporate result

The following table shows the movement in the unallocated corporate result for 2013, 2012 and 2011.

	Year Ended 31 December £m
	2013	2012*	2011*
Loss before shareholder tax	(648)	(576)	(538)
Shareholder tax	162	99	178

Loss after tax	(486)	(477)	(360)

*	The 2012 and 2011 comparative results have been adjusted from those provisionally published for the retrospective application of the new and amended standards described in note A2 to Prudential’s consolidated financial statements in Item 18.

Total net charges for unallocated corporate activity increased by £9 million from £477 million in 2012 to £486 million in 2013 and increased by £117 million from £360 million in 2011 to £477 million in 2012.

The loss before shareholder tax increased by £72 million from £576 million in 2012 to £648 million at 2013. Net other expenditure (including restructuring and Solvency II implementation costs) increased by £34 million from £565 million in 2012 to £599 million in 2013. This was combined with an adverse change of £38 million in short-term fluctuations in investment returns from a loss of £11 million in 2012 to a loss of £49 million in 2013.

The effective tax rate on unallocated corporate result changed from 17 per cent at 2012 to 25 per cent at 2013, reflecting the settlement of prior year balances in the UK and Asia following agreement with taxation authorities.

The loss before shareholder tax increased by £38 million from £538 million at 2011 to £576 million at 2012. Net other expenditure (including restructuring and Solvency II implementation costs) increased by £53 million from a charge of £512 million in 2011 to a charge of £565 million in 2012. This was more than offset by a favourable change of £15 million in short-term fluctuations in investment returns from £26 million loss in 2011 to £11 million loss in 2012.

The 2011 net other expenditure included a credit of £42 million resulting from the Prudential’s alteration of its inflation measure basis for future statutory increases to pension payments for certain tranches of Prudential’s UK defined benefit schemes. This reflected the UK Government’s decision to replace the RPI basis of indexation with the CPI.

The effective tax rate on unallocated corporate result (being a tax credit on a loss) changed from 33 per cent in 2011 to 17 per cent in 2012, principally due to an increase in provisions for open tax matters and reductions in the main UK corporate tax rate in 2012.

(c)	Additional explanation of performance measures and analysis of consolidated results by business segment and geographical region

Prudential uses a performance measure of operating profit based on longer-term investment returns. The directors believe that this performance measure better reflects underlying performance. It is the basis used by management for the reasons outlined below. It is also the basis on which analysis of the Group’s results has been provided to UK shareholders and the UK financial market for some years under long standing conventions for reporting by proprietary UK life assurers.

Prudential determines and presents operating segments based on the information that is internally provided to the Group Executive Committee (‘GEC’), which is Prudential’s chief operating decision maker.

An operating segment is a component of Prudential that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of Prudential’s other components. An operating segment’s operating results are reviewed regularly by the GEC to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

The operating segments identified by Prudential reflect its organisational structure, which is by both geography (Asia, US and UK) and by product line (insurance operations and asset management).

The Group’s operating segments, determined in accordance with IFRS 8, ‘Operating Segments’, are as follows: Insurance operations

•	Asia

•	US (Jackson)

•	UK

Asset management operations

•	M&G (including Prudential Capital)

•	Eastspring Investments

•	US broker-dealer and asset management (including Curian)

The Group’s operating segments are also its reportable segments for the purposes of internal management reporting with the exception of Prudential Capital (PruCap) which has been incorporated into the M&G operating segment for the purposes of segment reporting.

The performance measure of operating segments utilised by the Company is IFRS operating profit attributable to shareholders based on longer-term investment returns, as described below. This measurement basis distinguishes operating profit based on long-term investment returns from other constituents of the total profit as follows:

•	Short-term fluctuations in investment returns.

•	Amortisation of acquisition accounting adjustments arising on the purchase of business. This comprises principally the charge for the adjustments arising on the purchase of REALIC in 2012.

•	For 2012, gain on dilution of the Group’s holdings in PPM South Africa.

•	(Loss) profit attaching to the held for sale Japan Life business. See note D1 for further details.

•	For 2013, the costs associated with the domestication of the Hong Kong branch.

Segment results that are reported to the Group Executive Committee include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are mainly in relation to the Group Head Office and the Asia Regional Head Office.

Except in the case of assets backing the UK annuity, unit-linked and US variable annuity separate account liabilities, operating profit based on longer-term investment returns for shareholder-financed business is determined on the basis of expected longer-term investment returns. In the case of assets backing the UK annuity business, unit-linked and US variable annuity separate account liabilities, the basis of determining operating profit based on longer-term investment returns is as follows:

•

UK annuity business liabilities: For this business, policyholder liabilities are determined by reference to current interest rates. The value movements of the assets covering liabilities are closely correlated with the related change in liabilities. Accordingly, asset value movements are recorded within the

‘operating results based on longer-term investment returns’. Policyholder liabilities include a margin for credit risk. Variations between actual and best estimate expected impairments are recorded as a component of short-term fluctuations in investment returns.

•	Unit-linked and US variable annuity business separate account liabilities: For such business, the policyholder unit liabilities are directly reflective of the asset value movements. Accordingly, the operating results based on longer-term investment returns reflect the current period value movements in unit liabilities and the backing assets.

In the case of other shareholder-financed business, the measurement of operating profit based on longer-term investment returns reflects the particular features of long-term insurance business where assets and liabilities are held for the long-term and for which the accounting basis for insurance liabilities under current IFRS is not generally conducive to demonstrating trends in underlying performance of life businesses exclusive of the effects of short-term fluctuations in market conditions. In determining the profit on this basis, the following key elements are applied to the results of the Group’s shareholder-financed operations.

(a)	Debt, equity-type securities and loans

Longer-term investment returns comprise actual income receivable for the period (interest/dividend income) and for both debt and equity-type securities longer-term capital returns.

In principle, for debt securities and loans, the longer-term capital returns comprise two elements:

•	Risk margin reserve based charge for the expected level of defaults for the period, which is determined by reference to the credit quality of the portfolio. The difference between impairment losses in the reporting period and the risk margin reserve charge to the operating result is reflected in short-term fluctuations in investment returns.

•	The amortisation of interest-related realised gains and losses to operating results based on longer-term investment returns to the date when sold bonds would have otherwise matured.

Jackson is the shareholder-backed operation for which the distinction between impairment losses and interest-related realised gains and losses is in practice relevant to a significant extent. Jackson has used the ratings by Nationally Recognised Statistical Ratings Organisations (NRSRO) or ratings resulting from the regulatory ratings detail issued by the National Association of Insurance Commissioners (NAIC) developed by external third parties such as PIMCO or BlackRock Solutions to determine the average annual risk margin reserve to apply to debt securities held to back general account business. Debt securities held to back separate account and reinsurance funds withheld are not subject to risk margin reserve charge. Further details of the risk margin reserve charge, as well as the amortisation of interest-related realised gains and losses, for Jackson are shown in note B1.2 in Item 18.

For debt securities backing non-linked shareholder-financed business of the UK insurance operations (other than the annuity business) and of the Asia insurance operations, the realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are being amortised over the period to the date those securities would otherwise have matured, with no explicit risk margin reserve charge.

At 31 December 2013, the level of unamortised interest-related realised gains and losses related to previously sold bonds for the Group was a net gain of £461 million (2012: net gain of £495 million; 2011: net gain of £460 million).

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

As at 31 December 2013, the equity-type securities for US insurance non-separate account operations amounted to £1,118 million (2012: £1,004 million; 2011: £902 million). For these operations, the longer-term rates of return for income and capital applied in 2013 and 2012, which reflect the combination of risk free rates and appropriate risk premiums are as follows:

	2013	2012	2011
Equity-type securities such as common and preferred stock and portfolio holdings in mutual funds	5.7% to 6.8%	5.5% to 6.2%	5.9% to 7.5%
Other equity-type securities such as investments in limited partnerships and private equity funds	7.7% to 9.0%	7.5% to 8.2%	7.9% to 9.5%

For Asia insurance operations, excluding assets of the Japan Life held for sale business, investments in equity securities held for non-linked shareholder-financed operations amounted to £571 million as at 31 December 2013 (2012: £474 million; 2011: £443 million). The rates of return applied in the years 2013 and 2012 ranged from 3.42 per cent to 13.75 per cent with the rates applied varying by territory.

The longer-term rates of return discussed above for equity-type securities are determined after consideration by the Group’s in-house economists of long-term expected real government bond returns, equity risk premium and long-term inflation. These rates are broadly stable from period to period but may be different between countries reflecting, for example, differing expectations of inflation in each territory. The assumptions are for returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations.

The longer-term investment returns for the Asia insurance joint ventures accounted for on the equity method are determined on a similar basis as the other Asia insurance operations described above.

(b)	US variable and fixed index annuity business

The following value movements for Jackson’s variable and fixed index annuity business are excluded from operating profit based on longer-term investment returns:

•	fair value movements for equity-based derivatives;

•	fair value movements for embedded derivatives for Guaranteed Minimum Withdrawal Benefit ‘not for life’ and fixed index annuity business, and Guaranteed Minimum Income Benefit reinsurance (see note);

•	movements in accounts carrying value of Guaranteed Minimum Death Benefit and Guaranteed Minimum Withdrawal Benefit ‘for life’ liabilities, for which, under the ‘grandfathered’ US GAAP applied under IFRS for Jackson’s insurance assets and liabilities, the measurement basis gives rise to a muted impact of current period market movements;

•	fee assessments and claim payments, in respect of guarantee liabilities; and

•	related amortisation of deferred acquisition costs for each of the above items.

Note:     US operations—Embedded derivatives for variable annuity guarantee features

The Guaranteed Minimum Income Benefit liability, which is fully reinsured, subject to a deductible and annual claim limits, is accounted for in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification ( ASC) Subtopic 944-80 Financial Services—Insurance—Separate Accounts (formerly SOP 03-1) under IFRS using ‘grandfathered’ US GAAP. As the corresponding reinsurance asset is net settled, it is considered to be a derivative under IAS 39, ‘Financial Instruments: Recognition and Measurement’, and the asset is therefore recognised at fair value. As the Guaranteed Minimum Income Benefit is economically reinsured the mark to market element of the reinsurance asset is included as a component of short-term fluctuations in investment returns.

(c)	Other derivative value movements

Generally, derivative value movements are excluded from operating results based on longer-term investment returns (unless those derivative value movements broadly offset changes in the accounting value of other assets and liabilities included in operating profit). The principal example of non-equity based derivatives (for example interest rate swaps and swaptions) whose value movements are excluded from operating profit arises in Jackson. Non-equity based derivatives are primarily held by Jackson as part of a broadly-based hedging programme for features of Jackson’s bond portfolio (for which value movements are booked in the statement of comprehensive income rather than the income statement), product liabilities (for which US GAAP accounting as ‘grandfathered’ under IFRS 4 does not fully reflect the economic features being hedged), and the interest rate exposure attaching to equity-based embedded derivatives.

(d)	Other liabilities to policyholders and embedded derivatives for product guarantees

Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between territories depending upon the nature of the ‘grandfathered’ measurement basis. In general, in those instances where the liabilities are particularly sensitive to routine changes in market conditions, the accounting basis is such that the impact of market movements on the assets and liabilities is broadly equivalent in the income statement, and operating profit based on longer-term investments returns is not distorted. In these circumstances, there is no need for the movement in the liability to be bifurcated between the elements that relate to longer-term market conditions and short-term effects.

However, some types of business movements in liabilities do require bifurcation to ensure that at the net level (ie after allocated investment return and change for policyholder benefits) the operating result reflects longer-term market returns.

Examples where such bifurcation is necessary are:

Asia—Hong Kong

For certain non-participating business, the economic features are more akin to asset management products with policyholder liabilities reflecting asset shares over the contract term. For these products, the charge for policyholder benefits in the operating results should reflect the asset share feature rather than volatile movements that would otherwise be reflected if the local regulatory basis (also applied for IFRS basis) was used.

For other Hong Kong non-participating business, longer term interest rates are used to determine the movement in policyholder liabilities for determining operating results. Similar principles apply for other Asia operations.

UK shareholder-backed annuity business

The operating result based on longer-term investment returns reflects the impact of value movements on policyholder liabilities for annuity business in PRIL and the PAC non-profit sub-fund after adjustments to allocate the following elements of the movement to the category of ‘short-term fluctuations in investment returns’:

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

Reconciliation of total profit (loss) by business segment and geography to IFRS operating profit based on longer-term investment returns

Analysis of IFRS operating profit based on longer-term investment returns and IFRS total profit

A reconciliation of profit (loss) before tax (including tax attributable to policyholders’ returns) to profit (loss) before tax attributable to shareholders and profit for the period is shown below.

	2013 £m	2012 £m*	2011 £m*
Insurance business
Long-term business(ii)
Asia	1,003	913	704
US	1,243	964	651
UK	706	703	683
Development expenses	(2)	(7)	(5)

Long-term business operating profit	2,950	2,573	2,033
UK general insurance commission(iii)	29	33	40
Asset management business
M&G	441	371	357
Eastspring Investments	74	69	75
US broker-dealer and asset management	59	39	24

	3,553	3,085	2,529

Other income and expenditure	(558)	(498)	(483)
RPI to CPI inflation measure change on defined benefit pension schemes(iv)	—	—	42
Solvency II implementation costs	(29)	(48)	(55)
Restructuring costs(v)	(12)	(19)	(16)

Total IFRS operating profit based on longer-term investment returns(i)	2,954	2,520	2,017
Short-term fluctuations in investment returns(vi)
Insurance operations	(1,083)	100	(101)
Other operations	(27)	87	(56)

Total short-term fluctuations in investment returns	(1,110)	187	(157)
Gain on dilution of Group’s holdings	—	42	—
Amortisation of acquisition accounting adjustments	(72)	(19)	—
(Loss)/Profit attaching to held for sale Japan Life business	(102)	17	6
Costs of domestication of Hong Kong branch`	(35)	—	—

Profit before tax from continuing operations attributable to shareholders	1,635	2,747	1,866
Tax (charge) credit attributable to shareholders’ returns	(289)	(584)	(415)

Profit for the year	1,346	2,163	1,451
Non-controlling interests	—	—	(4)

Total profit for the year attributable to equity holders of Prudential	1,346	2,163	1,447

*	The 2012 and 2011 comparative results have been adjusted from those previously published for the retrospective application of the new and amended standards described in note A2 to Prudential’s consolidated financial statements in Item 18. In addition, following its reclassification as held for sale at 31 December 2013, operating results exclude the result of the Japan Life business. 2012 comparatives have been retrospectively adjusted on a comparable basis.

(i)	Operating profit based on longer-term investment returns

The Group provides supplementary analysis of IFRS profit before tax attributable to shareholders so as to distinguish operating profit based on longer-term investment returns from other elements of total profit. Operating profit based on longer-term investment returns is the basis on which management regularly reviews the performance of Prudential’s segments as defined by IFRS 8. Further discussion on the determination of operating profit based on longer-term investment returns is provided in B1.3 to the consolidated financial statements in Item 18 and section c “Additional explanation of performance measures and analysis of consolidated results by business segment and geographical region” above.

(ii)	Effect of changes to assumptions, estimates and bases of determining life assurance liabilities

The results of the Group’s long-term business operations are affected by changes to assumptions, estimates and bases of preparation.

These are described in note B4 to the consolidated financial statements in Item 18.

(iii)	UK operations transferred its general insurance business to Churchill in 2002, with general insurance commission representing the commission received net of expenses for Prudential-branded general insurance products as part of this arrangement.
(iv)	During 2011 the Group altered its inflation measure basis for future statutory increases to pension payments for certain tranches of its UK defined benefit pension schemes. This reflects the UK Government’s decision to replace the basis of indexation from Retail Price Index (RPI) to the Consumer Prices Index (CPI). This resulted in a credit to operating profit before tax in 2011 of £42 million.
(v)	Restructuring costs are incurred in the UK and represent one-off expenses incurred in securing expense savings.
(vi)	Short-term fluctuations in investment returns on shareholder-backed business comprise:

	2013 £m	2012* £m	2011* £m
Insurance operations:
Asia	(204)	54	(93)
US	(625)	(90)	(167)
UK	(254)	136	159
Other operations:
—Economic hedge value movement	—	(32)	—
—Other	(27)	119	(56)

Total	(1,110)	187	(157)

*	The 2012 and 2011 comparative results have been adjusted from those previously published for the retrospective application of the new and amended standards described in note A2 to Prudential’s consolidated financial statements in Item 18.

Further details on the short-term fluctuations in investment returns are provided below under ‘Charge for short-term fluctuations in investment returns’ and also in note B1.2 in the consolidated financial statements in Item 18.

Reconciliation of IFRS operating profit based on longer-term investment returns to IFRS total profit

The following tables reconcile Prudential’s operating profit based on longer-term investment returns to Prudential’s total profit after tax for 2013, 2012 and 2011.

	Year ended 31 December 2013 £m
	Insurance operations			Asset management
	Asia	US	UK	M&G	US	Eastspring Investments	Total segment	Unallocated corporate	Total
Operating profit based on longer-term investment returns	1,001	1,243	735	441	59	74	3,553	(599)	2,954
Short-term fluctuations in investment returns on shareholder-backed business	(204)	(625)	(254)	22	—	—	(1,061)	(49)	(1,110)
Amortisation of acquisition accounting adjustments	(7)	(65)	—	—	—	—	(72)	—	(72)
Loss attaching to held for sale Japan life business	(102)	—	—	—	—	—	(102)	—	(102)
Costs of domestication of Hong Kong branch	—	—	(35)	—	—	—	(35)	—	(35)

Profit (loss) before tax attributable to shareholders	688	553	446	463	59	74	2,283	(648)	1,635

Tax attributable to shareholders									(289)

Profit for the year									1,346

	Year ended 31 December 2012* £m
	Insurance operations			Asset management
	Asia	US	UK	M&G	US	Eastspring Investments	Total segment	Unallocated corporate	Total
Operating profit based on longer-term investment returns	906	964	736	371	39	69	3,085	(565)	2,520
Short-term fluctuations in investment returns on shareholder backed business	54	(90)	136	98	—	—	198	(11)	187
Gain on dilution of Group holdings	—	—	—	42	—	—	42	—	42
Amortisation of acquisition accounting adjustments arising on purchase of REALIC	—	(19)	—	—	—	—	(19)	—	(19)
Profit attaching to held for sale Japan Life business	17	—	—	—	—	—	17	—	17

Profit (loss) from continuing operations before tax attributable to shareholders	977	855	872	511	39	69	3,323	(576)	2,747

Tax attributable to shareholders									(584)

Profit for the year									2,163

*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards as discussed in note A2 to Prudential’s consolidated financial statements in Item 18. In addition, following its reclassification as held for sale at 31 December 2013, operating results exclude the result of the Japan Life insurance business.

	Year ended 31 December 2011* £m
	Insurance operations			Asset management
	Asia	US	UK	M&G	US	Eastspring Investments	Total segment	Unallocated corporate	Total
Operating profit based on longer-term investment returns	699	651	723	357	24	75	2,529	(512)	2,017
Short-term fluctuations in investment returns on shareholder-backed business	(93)	(167)	159	(30)	—	—	(131)	(26)	(157)
Profit attaching to held for sale Japan Life business	6	—	—	—	—	—	6	—	6

Profit (loss) before tax attributable to shareholders	612	484	882	327	24	75	2,404	(538)	1,866

Tax attributable to shareholders									(415)

Profit for the year									1,451

*	The 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A2 to Prudential’s consolidated financial statements in Item 18. In addition, following its reclassification as held-for-sale at 31 December 2013, operating results exclude the results of the Japan Life insurance business.

IFRS operating profit based on longer-term investment returns

Total IFRS operating profit based on longer-term investment returns(28) increased by 17 per cent in 2013 to £2,954 million (2012: £2,520 million), driven by higher contributions from both life insurance and asset management.

Insurance Operations

2013 compared to 2012

Operating profit based on longer term investment returns from our insurance operations in Asia, the US and the UK increased 14 per cent to £2,979 million (2012: £2,606 million). The increase in the profitability of our life operations reflects the growth in the scale of our life business, driven primarily by positive business flows. We track the progress that we make in growing our life book of business by reference to the scale of our obligations to our customers, which are referred to in the financial statements as the policyholder liabilities. Each year these liabilities increase as we collect premiums and decrease as we pay claims. The overall scale of these policyholder liabilities is relevant in evaluating our profit potential, in that it is reflective of our ability to earn fees on the unit-linked element and it sizes the risk that we carry on the insurance element, for which Prudential needs to be rewarded.

Our Asia life insurance business continues to benefit from the growth of the in-force portfolio and our focus on building the proportion of our business that comprises health and protection, with operating profit(28) based on longer-term investment returns of £1,001 million (2012: £906 million) up 10 per cent. Adjusting for the 2012 one-off gain on the sale of our holding in China Life Insurance Company in Taiwan and currency movements, underlying growth was 20 per cent. The principal driver of our profitability in the region is our health and protection business which delivered 68 per cent or £679 million (2012: £589 million) of total life profits. Indonesia IFRS operating profit, our largest market on this measure, was up by 23 per cent at constant exchange rates, reflecting increased insurance and fee income from the high level of regular premium health and protection

(28)	Comparatives adjusted for retrospective application of IFRS accounting policies as discussed in note A2 to the Prudential’s consolidated financial statements in Item 18. In addition, following its reclassification as held for sale during 2013, operating results exclude the result of the Japan life insurance business. Profit before tax continues to include these results. 2012 comparatives have been retrospectively adjusted on a comparable basis.

and unit-linked sales in recent years. Our other large established markets of Hong Kong, Malaysia and Singapore, also showed collective double digit growth in IFRS operating profit, driven by higher insurance margin and in the case of Hong Kong, higher bonus rates on with-profits business. There was encouraging progress in our smaller, fast-growing South-east Asia businesses in Thailand, the Philippines and Vietnam. Their combined operating profit based on longer-term investment returns of £125 million has increased by 166 per cent during 2013, and now accounts for 12 per cent of the Asia life total compared to 5 per cent in 2012. In Thailand, the inclusion of profits since May 2013 from the acquired Thanachart in-force portfolio together with profits on new business written through our exclusive partnership with Thanachart Bank contributed operating profit based on longer-term investment returns of £30 million.

In the US, long-term business operating profit based on longer-term investment returns was up 29 per cent in 2013 to £1,243 million (2012: £964 million), which includes a contribution of £128 million from REALIC (2012: £67 million). Jackson’s total income increased by 24 per cent to £2,514 million (2012: £2,031 million) outpacing the 19 per cent growth in total expenses net of deferred acquisition cost adjustments totalling £1,271 million (2012: £1,067 million). Fee income has become Jackson’s main source of earnings and has grown by 34 per cent to £1,172 million (2012: £875 million). The uplift in fee income is in line with the 33 per cent growth in separate account assets in the period to £65.7 billion (2012: £49.3 billion) reflecting the benefit of variable annuity premium inflows and the rise in US equity markets since December 2012. Insurance margin at £588 million (2012: £399 million) is now a more significant contributor to Jackson’s earnings following the acquisition of REALIC’s seasoned book of term insurance business. Spread income has increased 4 per cent to £730 million (2012: £702 million). We continue to focus on improving the balance of Jackson’s profits and diversifying its sources of earnings and we are pleased that the earnings from REALIC have been consistent with expectations at the time of the acquisition.

UK long-term business operating profit based on longer-term investment returns was in line with 2012 at £735 million (2012: £736 million). The comparative result included a £31 million profit from writing wholesale contracts, compared with £25 million for 2013. Excluding these contracts, UK Retail operating profit based on longer-term investment returns increased 1 per cent, and included the £34 million positive impact of a longevity swap entered into this year to further optimise the capital position of the business. Consistent with our focused product strategy in the UK, the operating result is driven by profits from shareholder-backed individual annuities(29) and with-profits business, which accounted for 92 per cent of the retail operating profit based on longer-term investment returns.

2012 compared to 2011

In Asia, operating profit based on longer-term investment returns for long-term business increased by £209 million from £704 million(30) in 2011 to £913 million in 2012. Included within this result is a £51 million one-off profit on sale of the Group’s interest in China Life Insurance Company of Taiwan, which was originally acquired in 2008 when Prudential sold its Taiwanese agency business to the company. Excluding this amount, Asia’s long-term business operating profit based on longer-term investment return increased by 22 per cent to £862 million, primarily reflecting strong growth in the size of our business in the region, particularly health and protection.

The contribution to profits from Indonesia, Hong Kong, Singapore and Malaysia, Prudential’s largest markets in Asia, continues to rise, with operating profits based on longer-term investment return from these businesses(31) up 22 per cent from £552 million in 2011 to £674 million in 2012. High consumer demand for savings and protection in Indonesia continues to drive growth in premiums and earnings, with operating profit(32) based on longer-term investment returns up 23 per cent from £212 million to £260 million. Hong Kong’s operating profit(32) based on

(29)	See Item 4 ‘Information on the Company—Business of Prudential—UK Business—Prudential UK&Europe business overview’ for information on the 2014 UK Budget announcement.
(30)	Comparative adjusted for retrospective application of the accounting policy change for deferred acquisition costs as discussed in note A2 to the Prudential’s consolidated financial statements in Item 18.
(31)	Before non-recurring items.
(32)	Before non-recurring items.

longer-term investment returns increased by 28 per cent to £88 million (2011: £69 million), as business mix has shifted towards higher return products. Singapore increased by 23 per cent to £206 million (2011: £167 million) and Malaysia’s operating profit(32) based on longer-term investment returns at £120 million (2011: £104 million) increased by 15 per cent. Operating profits based on longer-term investment returns from our other long-term insurance operations in the region also increased by 24 per cent to £147 million (2011: £119 million), as these businesses increase in size.

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

Prudential’s UK business has sustained its performance at similar levels to the previous year, with total IFRS operating profit based on longer-term investment returns of £736 million (2011: £723 million). Long-term business generated £703 million (2011: £683 million) driven by an increase in profits from individual annuities and bulk annuity transactions, the latter contributing £31 million (2011: £23 million) to the total. Shareholders’ with-profits business transfers amounted to £272 million, compared with £293 million in 2011, in line with reductions in policy bonus rates. Profit from UK general insurance commission continued to decline as expected to £33 million (2011: £40 million) as the business matures and in-force policy numbers fall.

Asset management business

2013 compared to 2012

Total operating profit based on longer-term investment return for 2013 from M&G and Prudential Capital increased by 19 per cent, from £371 million in 2012 to £441 million in 2013, primarily reflecting positive net inflows into M&G during 2012 and 2013.

M&G’s operating profit based on longer-term investment returns increased 23 per cent to a new record level of £395 million (2012: £320 million). Underlying profits, excluding performance-related payments and earnings from associates, increased 20 per cent to £358 million (2012: £298 million), reflecting both a 13 per cent uplift in external funds under management following a period of strong net inflows and positive market movements, and also the positive mix effect from the growing proportion of higher margin retail business. M&G’s average fee income across all the external and internal funds it manages was up slightly at 37 basis points (2012: 36 basis points), with higher income helping to absorb the current phase of increased headcount and infrastructure investment, maintaining a cost income ratio at 59 per cent (2012: 59 per cent).

Our Asia asset management business, Eastspring Investments, has also seen the combination of net inflows and more favourable equity market conditions, partially offset by adverse currency movement, contribute to a 7 per cent increase in operating profit(33) based on longer-term investment returns to £74 million (2012: £69 million). Higher funds under management resulted in a 10 per cent uplift in revenue, outstripping a 5 per cent increase in expenses which included ongoing investment to expand the Eastspring Investments platform into new markets.

In the US, our asset management businesses, PPM America and Curian, and our broker-dealer network, National Planning Holdings, collectively generated operating profits based on longer-term investment returns of

(33)	Comparatives adjusted for retrospective application of IFRS accounting policies as discussed in note A2 to the Prudential’s consolidated financial statements in Item 18. In addition, following its reclassification as held for sale during 2013, operating results exclude the result of the Japan life insurance business. Profit before tax continues to include these results. 2012 comparatives have been retrospectively adjusted on a comparable basis.

£59 million (2012: £39 million). Curian’s profit increased from £15 million in 2012 to £29 million in 2013 due to higher average assets under management, particularly reflecting the addition of assets managed for Jackson’s Elite Access product.

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

Unallocated corporate result

Operating loss based on longer-term investment returns for 2013 of £599 million comprised of a charge for other income and expenditure of £558 million and Solvency II implementation costs of £29 million.

Operating loss based on longer-term investment returns for 2012 of £565 million comprised of a charge for other income and expenditure of £498 million, Solvency II implementation costs of £48 million and restructuring costs of £19 million.

Operating loss based on longer-term investment returns for 2011 of £512 million comprised a charge for other income and expenditure of £483 million, Solvency II implementation costs of £55 million, restructuring costs of £16 million and a £42 million one-off credit, which was based on the UK Government’s decision in 2011 to change the basis of indexation from RPI to CPI and as a result of which the Group altered its assumptions for future statutory increases to pension payments for its UK defined benefit pension schemes.

Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver

This schedule classifies the Group’s pre-tax operating earnings from long-term insurance operations into the underlying drivers of those profits, using the following categories:

i	Spread income represents the difference between net investment income (or premium income in the case of the UK annuities new business) and amounts credited to certain policyholder accounts. It excludes the operating investment return on shareholder net assets, which has been separately disclosed as expected return on shareholder assets.

ii	Fee income represents profits driven by net investment performance, being asset management fees that vary with the size of the underlying policyholder funds net of investment management expenses.

iii	With-profits business represents the shareholders’ transfer from the with-profits fund in the year.

iv	Insurance margin primarily represents profits derived from the insurance risks of mortality, morbidity and persistency.

v	Margin on revenues primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses.

vi

Acquisition costs and administration expenses represent expenses incurred in the year attributable to shareholders. It excludes items such as restructuring costs and Solvency II costs which are not included in the segment profit for insurance as well as items that are more appropriately included in other source of earnings lines (eg investment expenses are netted against investment income as part of spread income or fee income as appropriate).

vii	DAC adjustments comprises DAC amortisation for the year, excluding amounts related to short-term fluctuations, net of costs deferred in respect of new business.

Analysis of pre-tax IFRS operating profit by source

	2013 £m
	Asia
	On prior basis	Adjustments	Asia	US	UK	Unallocated	Total
		notes (ii),(iii)
Spread income	125	(10)	115	730	228	—	1,073
Fee income	154	—	154	1,172	65	—	1,391
With-profits	47	—	47	—	251	—	298
Insurance margin	681	(2)	679	588	89	—	1,356
Margin on revenues	1,574	(12)	1,562		187	—	1,749
Expenses:
Acquisition costs	(1,015)	—	(1,015)	(914)	(110)	—	(2,039)
Administration expenses	(647)	13	(634)	(670)	(124)	—	(1,428)
DAC adjustments	32	3	35	313	(14)	—	334
Expected return on shareholder assets	58	—	58	24	134	—	216

Long-term business operating profit	1,009	(8)	1,001	1,243	706	—	2,950
Asset management operating profit	82	(8)	74	59	441	—	574
GI commission	—	—	—	—	29	—	29
Other income and expenditurenote (i)	—	—	—	—	—	(599)	(599)

Total operating profit based on longer-term investment returns	1,091	(16)	1,075	1,302	1,176	(599)	2,954

	2012 £m
	Asia
	As previously reported	Adjustments	Asia	US	UK	Unallocated	Total
		notes (ii),(iii)
Spread income	106	(13)	93	702	266	—	1,061
Fee income	141	—	141	875	61	—	1,077
With-profits	39	—	39	—	272	—	311
Insurance margin	594	(5)	589	399	39	—	1,027
Margin on revenues	1,453	(14)	1,439	—	216	—	1,655
Expenses:
Acquisition costs	(903)	—	(903)	(972)	(122)	—	(1,997)
Administration expenses	(583)	13	(570)	(537)	(128)	—	(1,235)
DAC adjustments	(28)	12	(16)	442	(8)	—	418
Expected return on shareholder assets	43	—	43	55	107	—	205
Gain on China Life (Taiwan) shares	51	—	51	—	—	—	51

Long-term business operating profit	913	(7)	906	964	703	—	2,573
Asset management operating profit	75	(6)	69	39	371	—	479
GI commission	—	—	—	—	33	—	33
Other income and expenditurenote (i)	—	—	—	—	—	(565)	(565)

Total operating profit based on longer-term investment returns	988	(13)	975	1,003	1,107	(565)	2,520

	2011 £m
	Asia
	As previously reported	Adjustments	Asia	US	UK	Unallocated	Total
		notes (ii),(iii)

Spread income	88	(16)	72	730	247	—	1,049
Fee income	131	—	131	680	59	—	870
With-profits	38	—	38	—	293	—	331
Insurance margin	477	6	483	232	27	—	742
Margin on revenues	1,199	(28)	1,171	—	226	—	1,397
Expenses:
Acquisition costs	(766)	—	(766)	(890)	(127)	—	(1,783)
Administration expenses	(503)	21	(482)	(412)	(128)	—	(1,022)
DAC adjustments	(14)	12	26	228	(5)	—	249
Expected return on shareholder assets	26		26	83	91	—	200
Gain on China Life (Taiwan) shares	—	—	—	—		—	—

Long-term business operating profit	704	(5)	699	651	683	—	2,033
Asset management operating profit	80	(5)	75	24	357	—	456
GI commission	—	—	—	—	40	—	40
RPI to CPI inflation measure change on defined benefit schemes	—	—	—	—	—	42	42
Other income and expenditurenote (i)	—	—	—	—	—	(554)	(554)

Total operating profit based on longer-term investment returns	784	(10)	774	675	1,080	(512)	2,017

Notes

(i)	Including restructuring and Solvency II implementation costs.
(ii)	The 2013 analysis excludes the results of the held for sale life insurance business of Japan. The comparative results have been presented on a consistent basis. The results of Japan Life business excluded in 2013 were: profit of £3 million (2012: loss of £2 million, 2011: profit of £2 million).
(iii)	The Group has adopted new accounting standards on joint arrangements as described in Section A2. The only impact of the resulting change on the analysis above is to deduct the associated tax expense from the joint ventures’ operating profit by treating it as an administration expense. This contributed to an additional expense, as follows:
— Long-term business—2013: £5 million (2012: £9 million, 2011: £3 million); and
— Asset management business 2013: £8 million (2012: £6 million, 2011: £5 million).
All other lines continue to include the Group’s share of the relevant part of the joint ventures’ pre-tax operating profit.

Margin analysis of long-term insurance business

The following analysis expresses certain of the Group’s sources of operating profit as a margin of policyholder liabilities or other suitable driver. Details of the Group’s average policyholder liability balances are given in notes C4.1 (b), C4.1(c) and C4.1(d) in the consolidated Financial statements in Item 18.

	Total
	2013			2012			2011
								notes (iv),(v)
	Profit	Average Liability	Margin	Profit	Average Liability	Margin	Profit	Average Liability	Margin
		note (iii)	note (ii)		note (iii)	note (ii)		note (iii)	note (ii)
Long-term business	£m	£m	bps	£m	£m	bps	£m	£m	bps
Spread income	1,073	64,312	167	1,061	61,432	173	1,049	56,610	185
Fee income	1,391	96,337	144	1,077	78,433	137	870	67,882	128
With-profits	298	97,393	31	311	95,681	33	331	93,056	36
Insurance margin	1,356			1,027			742
Margin on revenues	1,749			1,655			1,397
Expenses:
Acquisition costsnote(i)	(2,039)	4,423	(46)%	(1,997)	4,195	(48)%	(1,783)	3,681	(48)%
Administration expenses	(1,428)	169,158	(84)	(1,235)	142,205	(87)	(1,022)	124,492	(82)
DAC adjustments	334			418				249
Expected return on shareholder assets	216			205			200
Gain on China Life (Taiwan) shares	—			51			—

Operating profit	2,950			2,573			2,033

Notes

(i)	The ratio for acquisition costs is calculated as a percentage of APE including with-profits sales. Acquisition costs include only those relating to shareholder-backed business. APE is defined under the section ‘EEV Basis and New Business Results in Item 3 of this annual report.
(ii)	Margin represents the operating return earned in the year as a proportion of the relevant class of policyholder liabilities excluding unallocated surplus.
(iii)	For UK and Asia, opening and closing policyholder liabilities have been used to derive an average balance for the year, as a proxy for average balances throughout the year. The calculation of average liabilities for Jackson is derived from month-end balances throughout the year as opposed to opening and closing balances only. Average liabilities for spread income are based on the general account liabilities to which spread income attaches. In addition, for REALIC (acquired in 2012), which are included in the average liability to calculate the administration expense margin, the calculation excludes the liabilities reinsured to third parties prior to the acquisition by Jackson. Average liabilities are adjusted for business acquisitions and disposals in the year.
(iv)	The Group has adopted new accounting standards on joint arrangements as described in note A2. The only impact of the resulting change on the analysis above is to deduct the associated tax expense from the joint ventures’ operating profit by treating it as an administration expense. The impact of this change is explained in note (iii), to the ‘Analysis of pre-tax IFRS operating profit by source’ table earlier in this section. All other lines continue to include the Group’s share of the relevant part of the joint ventures’ pre-tax operating profit.
(v)	The 2013 analysis excludes the results of the held for sale life insurance business of Japan in both the individual profit and average liability amounts shown in the table above. The comparative results have been presented on a consistent basis.

	Asia
	2013			2012			2011
				note (ii)			note (ii)
	Profit	Average Liability	Margin	Profit	Average Liability	Margin	Profit	Average Liability	Margin
	note (iv)			note (iv)			note (iv)
Long-term business	£m	£m	bps	£m	£m	bps	£m	£m	bps
Spread income	115	7,446	154	93	5,978	155	72	4,816	150
Fee income	154	13,714	112	141	12,648	111	131	11,954	110
With-profits	47	13,263	35	39	12,990	30	38	11,775	32
Insurance margin	679			589			483
Margin on revenues	1,562			1,439			1,171
Expenses:
Acquisition costsnote (i)	(1,015)	2,125	(48)%	(903)	1,897	(48)%	(766)	1,660	(46)%
Administration expenses	(634)	21,160	(300)	(570)	18,626	(306)	(482)	16,770	(288)
DAC adjustments	35			(16)				26
Expected return on shareholder assets	58			43			26
Gain on China Life (Taiwan) shares	—			51			—

Operating profit	1,001			906			699

Notes

(i)	The ratio for acquisition costs is calculated as a percentage of APE including with-profits sales. Acquisition costs include only those relating to shareholder-backed business. APE is defined under the section ‘EEV Basis and New Business Results in Item 3 of this annual report.
(ii)	The Group has adopted new accounting standards on joint arrangements as described in note A2. The only impact of the resulting change on the analysis above is to deduct the associated tax expense from the joint ventures’ operating profit by treating it as an administration expense. The impact of this change is explained in note (iii) to the ‘Analysis of pre-tax IFRS operating profit by source’ table earlier in this section. All other lines continue to include the Group’s share of the relevant part of the joint ventures’ pre-tax operating profit.
(iii)	The analysis excludes the 2011, 2012 and 2013 results of the life insurance business of Japan in both the individual profit and the average liability amounts shown in the table above.
(iv)	Opening and closing policyholder liabilities, adjusted for corporate transactions, have been used to derive an average balance for the year, as a proxy for average balances throughout the year.

Analysis of Asia operating profit drivers

•	Spread income has increased by £22 million from £93 million in 2012 to £115 million in 2013, an increase of 24 per cent. In 2012, spread income increased by £21 million from £72 million in 2011 to £93 million in 2012, an increase of 29 per cent. Both years increases predominantly reflect the growth of the Asian non-linked policyholder liabilities.

•	Fee income has increased from £131 million in 2011 to £141 million in 2012 and then to £154 million in 2013, broadly in line with the increase in movement in average unit-linked liabilities.

•	Insurance margin has increased from £483 million in 2011 to £589 million in 2012 and further to £679 million in 2013 predominantly reflecting the continued growth of the in-force book, which contains a relatively high proportion of risk-based products and management action on claims controls and pricing. Insurance margin includes non-recurring items of £52 million (2012: £48 million and 2011 :£38 million), reflecting items that are not expected to repeat in the future.

•	Margin on revenues has increased by £123 million from £1,439 million in 2012 to £1,562 million in 2013 primarily reflecting the higher premium income recognised in the year. The increase of £268 million from £1,171 million in 2011 to £1,439 million in 2012 reflecting the growth in the in-force book in that period.

•

Acquisition costs have increased from £766 million in 2011 to £903 million in 2012 and further to £1,015 million in 2013, broadly in line with the increase in sales. The analysis above uses shareholder acquisition costs as a proportion of total APE. If with-profits sales were excluded from the denominator the acquisition cost ratio would become 65 per cent (2012: 63 per cent, 2011: 59 per cent;) reflecting changes to product and country mix.

•	Administration expenses have increased from £482 in 2011 to £570 million in 2012 and further to £634 million in 2013 as the business continues to expand. The administration expense ratio for 2013 remains broadly in line with prior periods at 300 basis points (2012: 306 basis points, 2011 288 basis points). 2012 was higher than 2011 due to changes in business mix.

	US
	2013			2012			2011
	Profit	Average Liability	Margin	Profit	Average Liability	Margin	Profit	Average Liability	Margin
	note (ii)			note (ii)			note (ii)
Long-term business	£m	£m	bps	£m	£m	bps	£m	£m	bps
Spread income	730	29,648	246	702	29,416	239	730	28,274	258
Fee income	1,172	59,699	196	875	44,046	199	680	34,452	197
Insurance margin	588			399			232
Expenses
Acquisition costsnote (i)	(914)	1,573	(58)%	(972)	1,462	(66)%	(890)	1,275	(70)%
Administration expenses	(670)	97,856	(68)	(537)	75,802	(71)	(412)	62,726	(66)
DAC adjustments	313				442			228
Expected return on shareholder assets	24			55			83

Operating profit	1,243			964			651

Notes

(i)	The ratio for acquisition costs is calculated as a percentage of APE. APE is defined under the section ‘EEV Basis and New Business Results in Item 3 of this annual report.
(ii)	The calculation of average liabilities for Jackson is derived from month-end balances throughout the year as opposed to opening and closing balances only. Average liabilities for spread income are based on the general account liabilities to which spread income attaches. Average liabilities used to calculate the administrative expense margin exclude the REALIC liabilities reinsured to third parties prior to the acquisition by Jackson.

Analysis of US operating profit drivers:

•	Spread income has increased by 4 per cent to £730 million in 2013 from £702 million in 2012. The reported spread margin increased to 246 basis points from 239 basis points in 2012 primarily as a result of lower crediting rates. The reported spread income decreased £28 million in 2012 from £730 million in 2011 as a result of downward pressure on yields caused by the low interest rate environment, the effect of which was only partly mitigated by reductions in crediting rates. In addition, spread income benefited from swap transactions previously entered into to more closely match the overall asset and liability duration. Excluding this effect, the spread margin would have been 182 basis points (2012: 186 basis points and 2011: 218 basis points).

•	Fee income has increased by 34 per cent to £1,172 million in 2013, compared to £875 million in 2012 and £680 million in 2011 primarily due to higher average separate account balances due to positive net cash flows from variable annuity business and market appreciation. Fee income margin has remained broadly consistent with the prior year at 196 basis points (2012: 199 basis points, 2011: 197 basis points) with the change in each year reflecting business mix.

•

Insurance margin represents operating profits from insurance risks, including variable annuity guarantees and other sundry items. Positive net flows into variable annuity business with life contingent and other guarantee fees, coupled with a benefit in the year from re-pricing actions, have increased the insurance margin from £232 million in 2011 to £399 million in 2012 and further to £588 million in 2013. This includes a benefit due to the inclusion of the full year of operations for REALIC in 2013 and four months in 2012 (following the acquisition in September 2012), which contributed £188 million in 2013 and £87 million in 2012.

•	Acquisition costs, which are commissions and expenses incurred to acquire new business, including those that are not deferrable, have decreased by £58 million compared to 2012 due largely to the discontinuation of certain policy enhancement options on annuity business. As a percentage of APE, acquisition costs have decreased to 58 per cent for 2013, compared to 66 per cent in 2012 and 70 percent in 2011. This is due to the discontinuation of contract enhancements mentioned above and the continued increase in producers selecting asset-based commissions which are treated as an administrative expense in this analysis, rather than front end commissions.

•	Administration expenses increased to £670 million during 2013 compared to £537 million in 2012 and £412 million in 2011, primarily as a result of higher asset based commissions paid on increasing separate account balances. Asset-based commissions are paid upon policy anniversary dates and are treated as an administration expense in this analysis as opposed to a cost of acquisition and are offset by higher fee income. Excluding the trail commissions previously mentioned, the resulting administration expense ratio would be lower at 44 basis points (2012: 48 basis points, 2011: 46 basis points).

•	DAC adjustments decreased to £313 million in 2013 compared to £442 million in 2012 due to lower levels of current year acquisition costs being deferred and higher DAC amortisation being incurred following higher gross profits. In 2012 DAC adjustments increased to £442 million from £228 million reported for 2011, as 2011 was lowered by £190 million of accelerated DAC following the reversal of the benefit received in 2008 from the mean reversion formula. Certain acquisition costs are not fully deferrable, resulting in new business strain of £198 million for 2013 (2012: £174 million, 2011: 2011: £156 million) mainly reflecting the increase in sales in the period.

Analysis of pre-tax operating profit before and after acquisition costs and DAC adjustments

	2013 £m				2012 £m				2011 £m
	Acquisition costs				Acquisition costs				Acquisition costs
	Other operating profits	Incurred	Deferred	Total	Other operating profits	Incurred	Deferred	Total	Other operating profits	Incurred	Deferred	Total
Total operating profit before acquisition costs and DAC adjustments	1,844			1,844	1,494			1,494	1,313			1,313
Less new business strain		(914)	716	(198)		(972)	798	(174)		(890)	734	(156)
Other DAC adjustments—amortisation of previously deferred acquisition costs:
Normal			(485)	(485)			(412)	(412)			(316)	(316)
Decelerated (acceleration)			82	82			56	56			(190)	(190)

Total	1,844	(914)	313	1,243	1,494	(972)	442	964	1,313	(890)	228	651

	UK
	2013			2012			2011
	Profit	Average Liability	Margin	Profit	Average Liability	Margin	Profit	Average Liability	Margin
		note (ii)			note (ii)			note (ii)
Long-term business	£m	£m	bps	£m	£m	bps	£m	£m	bps
Spread income	228	27,218	84	266	26,038	102	247	23,520	105
Fee income	65	22,924	28	61	21,739	28	59	21,476	27
With-profits	251	84,130	30	272	82,691	33	293	81,281	36
Insurance margin	89			39			27
Margin on revenues	187			216			226
Expenses:
Acquisition costsnote (i)	(110)	725	(15)%	(122)	836	(15)%	(127)	746	(17)%
Administration expenses	(124)	50,142	(25)	(128)	47,777	(27)	(128)	44,996	(28)
DAC adjustments	(14)			(8)			(5)
Expected return on shareholders’ assets	134			107			91

Operating profit	706			703			683

Notes

(i)	The ratio for acquisition costs is calculated as a percentage of APE including with-profits sales. Acquisition costs include only those relating to shareholder-backed business. APE is defined under the section ‘EEV Basis and New Business Results in Item 3 of this annual report.
(ii)	Opening and closing policyholder liabilities have been used to derive an average balance for the year, as a proxy for average balances throughout the year.

Analysis of UK operating profit drivers:

•	Spread income has reduced from £266 million in 2012 to £228 million in 2013 principally due to lower annuity sales in the year. In 2012, spread income had increase £19 million from £247 million in 2011 principally due to increased new business profits from higher annuity sales.

•	Fee income has increased in line with the increase in unit-linked liabilities.

•	With-profits income has decreased from £293 million in 2011 to £272 million in 2012 and further to £251 million in 2013 principally due to a 50 basis point reduction in annual bonus rates in both years. This has contributed to the reduction in the with-profits margin from 36 basis points in 2011 to 33 basis points in 2012 and 30 basis points in 2013.

•	Insurance margin has increased from £39 million in 2012 to £89 million in 2013. This increase arises from our improved profits from our protection business, the non-recurrence of the 2012 effect of strengthening longevity assumptions on our annuity book and £27 million positive impact of undertaking a longevity swap on certain aspects of the UK’s annuity back-book liabilities in the first half of 2013.

•	premium charges for expenses and other sundry net income received by the UK. 2013 income was £187 million, £29 million lower than in £216 million in 2012 (2011: £226 million) reflecting lower premium volumes in the years.

•	Acquisition costs as a percentage of new business sales in 2013 are in line with 2012 at 15 per cent. Lower commission payments from the implementation of the recommendations of the Retail Distribution Review have more than offset by the effect of lower bulk annuity sales in the year, which traditionally are less capital intensive.

•	The ratio above expresses the percentage of shareholder acquisition costs as a percentage of total APE sales. It is therefore impacted by the level of with-profit sales in the year. Acquisition costs as a percentage of shareholder—backed new business sales were 32 per cent in 2013 (2012: 33 per cent, 2011: 33 per cent).

•	Administration expenses at £124 million for 2013 are £4 million lower than for 2012 due to lower project spend.

•	Expected return on shareholder assets has increased from £107 million in 2012 to £134 million in 2013 principally due to improved investment returns in the year and higher surplus assets. In 2012, expected return on shareholder assets increased £16 million from £91 million in 2011 principally due to higher IFRS shareholders’ funds.

Asia operations—analysis of operating profit by territory

Operating profit based on longer-term investment returns for Asia operations are analysed as follows:

	2013 £m	Actual Exchange Rate** 2012* £m	Actual Exchange Rate** ’13 vs’12	Constant Exchange Rate** ’13 vs’12	2011 £m
Hong Kong	101	88	15%	13%	69
Indonesia	291	260	12%	23%	212
Malaysia	137	118	16%	17%	103
Philippines	18	15	20%	19%	5
Singapore	219	206	6%	5%	167
Thailand	53	7	657%	640%	4
Vietnam	54	25	116%	115%	30

SE Asia Operations inc. Hong Kong	873	719	21%	25%	590
China	10	16	(38)%	(40)%	12
India	51	50	2%	10%	44
Korea	17	16	6%	2%	17
Taiwan	12	18	(33)%	(34)%	2
Other	(4)	(5)	(20)%	(20)%	1
Non-recurrent items:note (ii)	44	48	(8)%	(10)%	38

Operating profit before gain on China Life of Taiwan	1,003	862	16%	20%	704
Gain on sale of stake in China Life of Taiwannote (ii)	—	51	(100)%	(100)%	—

Total insurance operationsnote (i)	1,003	913	10%	13%	704
Development expenses	(2)	(7)	(71)%	(71)%	(5)

Total long-term business operating profitnote (iii)	1,001	906	10%	13%	699
Eastspring Investments	74	69	7%	9%	75

Total Asia operations	1,075	975	10%	13%	774

*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A2 to Prudential’s consolidated financial statements in Item 18.
**	Actual Exchange Rates are actual historical exchange rates for the specific accounting period, being the average rates over the period for the income statement and the closing rates for the balance sheet at the balance sheet date. Constant Exchange Rates results are calculated by translating prior year results using current period foreign currency exchange rates ie current period average rates for the income statements and current period closing rate for the balance sheet.

Notes

(i)	Analysis of operating profit between new and in-force business

The result for insurance operations comprises amounts in respect of new business and business in-force as follows:

	2013 £m	2012* £m	2011* £m
New business strain†	(15)	(46)	(70)
Business in force	974	860	736
Non-recurrent items:note (ii)
Other non-recurrent items	44	48	38
Gain on sale of stake in China Life of Taiwan	—	51	—

Total	1,003	913	704

*	The 2012 and 2011 comparative results have been adjusted from those previously published for the retrospective application of the change in accounting policy described in note A2 to Prudential’s consolidated financial statements in Item 18.

†	The IFRS new business strain corresponds to approximately 1 per cent of new business APE premiums for 2013 (2012: approximately 2 per cent of new business APE). The improvement is driven by a shift in overall sales mix to lower strain products and countries.

The strain reflects the aggregate of the pre-tax regulatory basis strain to net worth after IFRS adjustments for deferral of acquisition costs and deferred income where appropriate.

(ii)	During 2012, the Group sold its 7.74 per cent stake in China Life (Taiwan) for £97 million crystallising a gain of £51 million.

Other non-recurrent items of £44 million in 2013 (2012: £48 million; 2011: £38 million) represent a small number of items that are not anticipated to re-occur in subsequent years.

(iii)	To facilitate comparisons of operating profit based on longer-term investment returns that reflect the Group’s retained operations, the results attributable to the held for sale Japan Life business are not included within the long-term business operating profit for Asia. The 2012 comparative results have also been adjusted. The Japan Life business contributed a profit of £3 million in 2013 (2012: loss of £(2) million).

Analysis of asset management operating profit based on longer-term investment returns

	2013 £m
	M&G		Eastspring Investments		PruCap	US	Total
	note (ii)		note (ii)
Operating income before performance-related fees	863		215		121	362	1,561
Performance-related fees	25		1		—	—	26

Operating income(net of commission)note (i)	888		216		121	362	1,587
Operating expensenote (i)	(505)		(134)		(75)	(303)	(1,017)
Share of associate’s results	12		—		—	—	12
Group’s share of tax on joint ventures’ operating profit	—		(8)		—	—	(8)

Operating profit based on longer-term investment returns	395		74		46	59	574

Average funds under management	£233.8	bn	£61.9	bn
Margin based on operating income*	37	bps	35	bps
Cost / income ratio**	59%		62%

	2012 £m
	M&G	Eastspring Investments	PruCap	US	Total
	note (ii)	note (ii), (iii)
Operating income before performance-related fees	734	201	120	296	1,351
Performance-related fees	9	2	—	—	11

Operating income(net of commission)note (i)	743	203	120	296	1,362
Operating expensenote (i)	(436)	(128)	(69)	(257)	(890)
Share of associate’s results	13	—	—	—	13
Group’s share of tax on joint ventures’ operating profit	—	(6)	—	—	(6)

Operating profit based on longer-term investment returns	320	69	51	39	479

Average funds under management	£205.1 bn	£55.0 bn
Margin based on operating income*	36 bps	37 bps
Cost / income ratio**	59%	64%

	2011 £m
	M&G	Eastspring Investments	PruCap	US	Total
	note (ii)	note (ii), (iii)
Operating income before performance-related fees	666	196	122.00	249.00	1,233
Performance-related fees	13	6	—	—	19

Operating income (net of commision)note (i)	679	202	122	249	1,252
Operating expense	(404)	(122)	(66)	(225)	(817)
Share of associate’s results	26	—	—	—	26
Group’s share of tax on joint ventures’ operating profit	—	(5)	—	—	(5)

Operating profit based on longer-term investment returns	301	75	56	24	456

Average funds under management*	£190.9 bn	£51.4 bn
Margin based on operating income*	35 bps	38 bps
Cost / income ratio**	61%	62%
(i)	Operating income and expense includes the Group’s Share of contributions from Joint Ventures (but excludes any contribution from associates. In the incomes statement as showing in note B2 to the Prudential’s consolidated financial statements in Item 18.
(ii)	M&G and Eastspring investments can be further analysed as follows:

M&G							Eastspring Investments
Operating income before performance related fees							Operating income before performance related fees
	Retail	Margin of FUM*	Institu- tional†	Margin of FUM*	Total	Margin of FUM*		Retail	Margin of FUM*	Institu- tional†	Margin of FUM*	Total	Margin of FUM*
	£m	bps	£m	bps	£m	bps		£m	bps	£m	bps	£m	bps
2013	550	89	313	18	863	37	2013	127	60	88	22	215	35
2012	438	91	297	19	734	36	2012	118	64	83	24	201	37
2011	396	97	270	18	666	35	2011	120	62	76	24	196	38

*	Margin represents operating income before performance related fees as a proportion of the related funds under management (FUM). Monthly closing internal and external funds managed by the respective entity have been used to derive the average. Any funds held by the Group’s insurance operations which are managed by third parties outside of the Prudential Group are excluded from these amounts.
**	Cost/income ratio represents cost as a percentage of operating income before performance related fees.
†	Institutional includes internal funds.

(iii)	The 2012 and 2011comparative results have been adjusted retrospectively from those previously published for the application of the new accounting standards described in note A2 following adoption of IFRS 11 for joint ventures group on the joint venture’s operating profit. This amount is excluded from the cost for cost/income ratio purposes.

Charge for short-term fluctuations in investment returns

IFRS operating profit is based on longer-term investment return assumptions. The difference between actual investment returns recorded in the income statement and these longer-term returns is reported within short-term fluctuations in investment returns. In 2013 for our insurance operations these total negative £1,083 million comprising negative £204 million for Asia, negative £625 million in the US and negative £254 million in the UK.

In Asia, the negative short-term fluctuations of £204 million primarily reflect net unrealised movements on bond holdings following rises in bond yields across the region during the year.

Negative short-term fluctuations of £625 million in the US mainly represent the net unrealised value movement on derivatives held to manage the Group’s exposure to market movements following rises in equity values. Jackson hedges the guarantees offered under its variable annuity proposition on an economic basis and, thus, accepts a degree of variability in its IFRS results in the short term in order to achieve the appropriate economic result.

The negative fluctuations of £254 million in the UK include net unrealised movements on fixed income assets supporting the capital of the shareholder-backed annuity business.

Short-term fluctuations in investment returns of other operations, were negative £27 million representing principally unrealised value movements on investments and foreign exchange items

In 2012 short-term fluctuations in investment returns for our insurance operations of positive £100 million comprised of positive £54 million for Asia, negative £90 million in the US and positive £136 million in the UK.

The positive short-term fluctuations of £54 million for our Asia operations in 2012 relates to unrealised gains on bond assets held across the region following the fall in long-term yields in the period.

The combination of higher equity markets and lower market volatility in the US has reduced the technical reserves held for the variable annuity guarantees. This favourable effect was more than offset by the net unrealised value movement on derivative instruments held to manage the Group’s exposure to these guarantees, producing a net £90 million negative fluctuation in our US operation.

The positive short-term fluctuations of £136 million for our UK operations primarily reflect net valuation gains on fixed income assets supporting the capital of the shareholder-backed annuity business.

Short-term fluctuations for other operations were positive £87 million. This primarily represents appreciation on Prudential Capital’s bond portfolio partially offset by net realised and unrealised losses in the year on derivatives held centrally to manage market risks.

In 2011, short-term fluctuations in investment returns for the Group’s insurance operations comprised negative £93 million for Asia, negative £167 million for US operations and positive £159 million in the UK.

The negative short-term fluctuations of £93 million for Prudential’s Asia operations in part reflected equity market falls in Taiwan and a partial reversal of unrealised gains recognised in prior years on the Group’s investment in China Life Insurance Company in Taiwan.

Negative fluctuations of £167 million arising in Prudential’s US operation comprised negative £255 million from short-term fluctuations offset by positive £88 million relating to Jackson’s debt securities portfolio. These gains arose as a result of a high level of realised investment gains in 2011, following management’s credit risk reduction programme.

The positive short-term fluctuations of £159 million for Prudential’s UK operations principally reflected net valuation gains arising in the period on fixed income assets backing the capital of the shareholder-backed annuity business.

Short-term fluctuations for other operations were negative £56 million representing unrealised losses on investments, principally on centrally held swaps to manage foreign exchange and certain macro-economic exposures of the Group.

Amortisation of acquisition accounting adjustments

This comprises principally the charge for the adjustments arising on the purchase of REALIC in 2012.

Costs associated with the domestication of the Hong Kong branch

On 1 January 2014, following consultation with policyholders of PAC and regulators and court approval, the Hong Kong branch of PAC was transferred to separate subsidiaries established in Hong Kong. The costs of enabling the domestication in 2013 were £35 million. Within the Group’s supplementary analysis of profit, these costs have been presented as a separate category of items excluded from operating profit based on longer-term investment returns.

(Loss)/Profit attaching to held for sale Japan Life business

To facilitate comparisons of operating profit based on longer-term investment returns that reflect the Group’s retained operations, the results attributable to the held for sale Japan Life business are included separately within the supplementary analysis of profit. See note D1 (c) to the consolidated financial statements in Item 18.

Gain on dilution of Group’s holdings

On 22 February 2012, M&G completed transactions to reduce its majority holding in PPM South Africa from 75 per cent to 49.99 per cent. Under IFRS the transactions give rise to a gain on dilution of £42 million in 2012, which has been excluded from the Group’s IFRS operating profit.

Earnings per share

	2013	2012*	2011*
	pence	pence	pence
Basic EPS based on operating profit based on longer-term investment returns after tax and non-controlling interests	90.9	76.9	62.7
Basic EPS based on total profit after tax and non-controlling interests	52.8	85.1	57.1

*	Comparatives adjusted for retrospective application of the new and amended standards as discussed in note A2 to consolidated financial statements in Item 18.

Explanation of Movements in Profits Before Shareholder Tax by Nature of Revenue and Charges

The following table shows Prudential’s consolidated total revenue and consolidated total charges for the periods presented:

	2013 £m	2012* £m	2011* £m
Gross premiums earned(a)	30,502	29,113	24,837
Outward reinsurance premiums	(658)	(491)	(417)

Earned premiums, net of reinsurance	29,844	28,622	24,420
Investment return(b)	20,347	23,931	9,361
Other income	2,184	1,885	1,711

Total revenue, net of reinsurance	52,375	54,438	35,492

Benefits and claims	(42,227)	(44,116)	(30,349)
Outward reinsurers’ share of benefit and claims	622	259	746
Movement in unallocated surplus of with-profits funds	(1,549)	(1,287)	897

Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance(c)	(43,154)	(45,144)	(28,706)
Acquisition costs and other expenditure(d)	(6,861)	(6,032)	(4,717)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(305)	(280)	(286)
Remeasurement of carrying value of Japan life business classified as held for sale	(120)	—	—

Total charges, net of reinsurance	(50,440)	(51,456)	(33,709)

Share of profits from joint ventures and associates, net of related tax	147	135	76

Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)**	2,082	3,117	1,859
Less tax charge attributable to policyholders’ returns	(447)	(370)	7

Profit before tax attributable to shareholders	1,635	2,747	1,866
Total tax charge attributable to policyholders and shareholders	(736)	(954)	(408)
Adjustment to remove tax charge attributable to policyholders’ returns	447	370	(7)
Tax charge attributable to shareholders’ returns	(289)	(584)	(415)

Profit for the year	1,346	2,163	1,451

Attributable to:
Equity holders of the Company	1,346	2,163	1,447
Non-controlling interests	—	—	4

Profit for the year	1,346	2,163	1,451

*	The 2012 and 2011 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards as described in note A2 to the consolidated financial statements in Item 18.
**	This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders. This is principally because the corporate taxes of the Group include those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the profit before all taxes measure (which is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of the PAC with-profits fund after adjusting for taxes borne by policyholders) is not representative of pre-tax profits attributable to shareholders.

(a)	Gross earned premiums

	Year ended 31 December £m
	2013	2012*	2011*
Asian operations	9,061	7,433	6,509
US operations	15,661	14,660	12,650
UK operations	5,780	7,020	5,678

Total	30,502	29,113	24,837

*	The 2012 and 2011 comparative results have been adjusted from those previously published for the retrospective application of the new and amended standards described in note A2 to Prudential’s consolidated financial statements in Item 18.

Gross earned premiums for insurance operations totalled £30,502 million in 2013, up 5 per cent from £29,113 million in 2012. The increase of £1,389 million was driven by growth of £1,628 million in the Asian operations; £1,001 million in the US operations offset by a reduction of £1,240 million in the UK operations.

Gross earned premiums for insurance operations totalled £29,113 million in 2012, up 17 per cent from £24,837 million in 2011. The increase of £4,276 million was driven by growth of £924 million in the Asian operations; £2,010 million in the US operations and £1,342 million in the UK operations.

Asia

Gross earned premiums increased by 22 per cent from £7,433 million in 2012 to £9,061 million in 2013 and by 14 per cent from £6,509 million in 2011 to £7,433 million in 2012. The premiums reflect the aggregate of single and recurrent premiums of new business sold in the year and premiums on annual business sold in previous years. The growth in earned premiums reflects increases for both factors.

Asia’s rapidly growing middle classes remain a key growth driver for the retail financial services sector, particularly life insurance with an emphasis on protection. Operational highlights for 2013 reflect our continued focus on our ‘sweet spot’ markets where the macro-economic, demographic, competitive and regulatory environments enable us to capitalise on our strengths and use multiple distribution channels to provide long-term savings solutions to our customers. The ‘sweet spot’ markets comprise Indonesia, Hong Kong, Singapore, Malaysia, Vietnam, Thailand and the Philippines.

Prudential Corporation Asia is well positioned in terms of its scale and diversity of distribution. Almost 460,000 agents produce around 60 per cent of sales and the remaining 40 per cent comes mainly from partnership distribution agreements that include access to 15,700 active bank branches throughout the region. At the core of our distribution model is our appreciation of the importance of face-to-face interaction and the need to provide customers with high quality advice.

Our success with agency is driven by a relentless focus on quality and professionalism starting with the initial recruitment and training. We actively manage agency activity and agency productivity.

We have exclusive distribution agreements with a number of banks including Standard Chartered Bank and UOB. In 2013 we also added Thanachart Bank, significantly increasing our distribution reach in Thailand. Success in bancassurance depends on the ability to activate relationships quickly and focus on long term customer solutions through in-branch, face-to-face advice based selling.

United States

Gross earned premiums increased by 7 per cent from £14,660 million in 2012 to £15,661 million in 2013, driven principally by the rapid progress of Elite Access, our variable annuity (VA) without guarantees launched in 2012. Excluding Elite Access, variable annuity sales were lower than 2012, which is the direct result of Jackson’s disciplined approach to the management of the economic cycle in the annuity market.

The success of Elite Access has helped increase the diversification of our product mix with a substantial portion of our 2013 variable annuities sales not featuring living benefit guarantees. Sales of variable annuities with living benefit guarantees are at their lowest since 2008.

Gross earned premiums increased by 16 per cent from £12,650 million in 2011 to £14,660 million in 2012. Approximately 2 per cent of this increase was due to the contribution from REALIC following its acquisition in September 2012 . Excluding REALIC’s contribution, the increase was driven principally by the increase in sales of new single premium variable annuity business, including primarily the sale of our Elite Access product, and by modest institutional sales.

Jackson continues to proactively balance value, volume, capital and balance sheet strength across our suite of product offerings which allows us to compete effectively throughout the economic cycle.

United Kingdom

Gross earned premiums for UK operations decreased from £7,020 million in 2012 to £5,780 million in 2013 driven principally by declines in sales of onshore bonds and individual annuities. The onset of the Retail Distribution Review has significantly impacted the timing of sales volumes in the UK retail investments markets over the last two years. For Prudential, this resulted in very strong sales of onshore bonds in 2012, due to heightened activity prior to the implementation of the Retail Distribution Review, while in 2013 volumes returned to levels consistent with 2011, the last ‘undisturbed’ year. In individual annuities, market volumes declined during the year against a strong 2012 comparative, due to increased activity in 2012 prior to the introduction of Gender Neutral Pricing and the Retail Distribution Review. Further, our annuity sales sourced from internal vestings decreased as more customers are opting to defer their retirement date, the effect of which is partly offset by higher average fund values.

Gross earned premiums for UK operations increased from £5,678 million in 2011 to £7,020 million in 2012 primarily reflecting benefit from the focus on its core products, with-profits and individual annuities, which was partially offset by a reduction in sales of corporate pensions business, after exceptionally high volumes in 2011. The PruFund range, reintroduced in 2011 as described below comprised 75 per cent of with-profits bond sales, with 35 per cent higher sales than in 2011. Two bulk annuity buy-in insurance agreements were signed in 2012 totalling total new business premiums of £408 million (2011: single deal £336 million). Our performance in 2012 had been strong in a difficult market, which has been impacted by significant UK and EU regulatory change. This includes the implementation of the Retail Distribution Review (RDR), auto-enrolment for company pension schemes and Gender Neutral Pricing.

In the UK, Prudential has adopted a focused strategy and competes selectively to help Britain’s ageing population convert their accumulated wealth into retirement income. We have a clear focus on writing profitable new business while generating cash sustainably and preserving our capital. We concentrate on areas in which we have a clear competitive advantage, namely individual annuities and with-profits products.

(b)	Investment return

	Year ended 31 December £m
	2013	2012*	2011*
Asia operations	894	2,971	280
US operations	10,014	6,199	1,448
UK operations	9,515	14,775	7,738
Unallocated corporate and intra-group elimination	(76)	(14)	(105)

Total	20,347	23,931	9,361

*	The 2012 and 2011 comparative results have been adjusted from those previously published for the retrospective application of the new and amended standards described in note A2 to the consolidated financial statements in Item 18.

Investment return principally comprises interest income, dividends, investment appreciation/depreciation (realised and unrealised gains and losses) on investments designated as fair value through profit and loss and realised gains and losses, including impairment losses, on Jackson’s debt securities designated as available-for-sale. Movements in unrealised appreciation/depreciation of Jackson’s debt securities designated as available for-sale are not reflected in investment return but are recorded in other comprehensive income.

Allocation of investment return between policyholders and shareholders

Investment return is attributable to policyholders and shareholders. A key feature of the accounting policies under IFRS is that the investment return included in the income statement relates to all investment assets of the Group, irrespective of whether the return is attributable to shareholders, or to policyholders or the unallocated surplus of with-profits funds, the latter two of which have no net impact on shareholders’ profit. The table below provides a breakdown of the investment return for each regional operation attributable to each type of business.

	2013 £m	2012* £m	2011* £m
Asia operations
Policyholder returns
Assets backing unit-linked liabilities	542	1,207	(794)
With-profits business	82	1,208	756

	624	2,415	(38)

Shareholder returns	270	556	318

Total	894	2,971	280

US operations
Policyholder returns
Policyholder returns—Assets held to back (separate account) unit-linked liabilities	10,254	5,217	(869)
Shareholder returns	(240)	982	2,317

Total	10,014	6,199	1,448

UK operations
Policyholder returns
Scottish Amicable Insurance Fund (SAIF)	2,604	791	321
Assets held to back unit-linked liabilities	585	2,320	208
With-profits fund (excluding SAIF)	5,761	8,390	4,100

	8,950	11,501	4,629

Shareholder returns
Prudential Retirement Income Limited (PRIL)	380	2,196	2,153
Other business	185	1,078	956

	565	3,274	3,109

Total	9,515	14,775	7,738

Unallocated corporate
Shareholder returns	(76)	(14)	(105)

Group Total
Policyholder returns	19,828	19,133	3,722
Shareholder returns	519	4,798	5,639

Total	20,347	23,931	9,361

*	The 2012 and 2011 comparative results have been adjusted from those previously published for the retrospective application of the new and amended standards described in note A2 to the consolidated financial statements in Item 18.

Policyholder returns

The returns as shown in the table above, are delineated between those returns allocated to policyholders and those allocated to shareholders. In making this distinction, returns allocated to policyholders are those from investments in which shareholders have no direct economic interest, namely:

•	unit-linked business in the UK, Asia and SAIF in the UK, for which the investment return is wholly attributable to policyholders;

•	separate account business of US operations, the investment return of which is also wholly attributable to policyholders; and

•	with-profits business (excluding SAIF) in the UK and Asia (in which the shareholders’ economic interest, and the basis of recognising IFRS basis profits, is restricted to a share of the actuarially determined surplus for distribution (in the UK 10 per cent)). Except for this surplus the investment return of the with-profits funds is attributable to policyholders (through the asset-share liabilities) or the unallocated surplus, which is accounted for as a liability under IFRS 4.

The investment return related to the types of business above does not impact shareholders’ profits directly. However, there is an indirect impact, for example, investment-related fees or the effect of investment return on the shareholders’ share of the cost of bonuses of with-profits funds.

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

Shareholder returns

For shareholder-backed non-participating business of the UK (comprising PRIL and other non-linked non-participating business) and of the Asian operations, the investment return is not directly attributable to policyholders and therefore does impact shareholders’ profit directly. However, it should be noted that for UK shareholder-backed annuity business, principally PRIL, where the durations of asset and liability cash flows are closely matched, the discount rate applied to measure liabilities to policyholders (under ‘grandfathered’ UK GAAP and under IFRS 4) reflects movements in asset yields (after allowances for the future defaults) of the backing portfolios. Therefore, the net impact on the shareholders’ profits of the investment return of the assets backing liabilities of the UK shareholder-backed annuity business is after taking into account the consequential effect on the movement in policyholder liabilities.

Changes in shareholder investment returns for US operations reflect primarily movements in the investment income, movements in the value of derivative instruments and realised gains and losses. The derivatives are held to manage general account assets and liabilities, and variable annuity guarantees under a dynamic hedging programme. Separately reflecting Jackson’s types of business an allocation is made to policyholders through the application of crediting rates.

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

Reasons for year-on-year changes in investment returns

With two exceptions, all Prudential investments are carried at fair value in the statement of financial position with fair value movements, which are volatile from year to year, recorded in the income statement. The exceptions are for:

(i)	debt securities in the general account of US operations, the return on which is attributable to shareholders and which are accounted for on an IAS 39 available-for-sale basis. In this respect realised gains and losses (including impairment losses) are recorded in the income statement, while movements in unrealised appreciation (depreciation) are booked as other comprehensive income. As a result, the changes in unrealised fair value of these debt securities are not reflected in Prudential’s investment return in the income statement. The unrealised gains and losses in the income statement of US operations primarily arise on the assets of the US separate account business; and

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

Asia

The table below provides an analysis of investment return attributable to Asia operations for the years presented:

	Year ended 31 December £m
	2013	2012*	2011*
Interest/dividend income (including foreign exchange gains and losses)	772	593	443
Investment appreciation (depreciation)	122	2,378	(163)

Total	894	2,971	280

*	The 2012 and 2011 comparative results have been adjusted from those previously published for the retrospective application of the new and amended standards described in note A2 to the consolidated financial statements in Item 18.

In Prudential’s Asia operations, debt securities accounted for 53 per cent, 56 per cent and 55 per cent of the total investment portfolio as at 31 December 2013, 2012 and 2011, respectively, with equities comprising 41 per cent; 35 per cent and 35 per cent respectively. The remaining 6 per cent, 9 per cent and 10 per cent of the total investment portfolio, respectively, primarily comprised loans and deposits with credit institutions. Investment return decreased from £2,971 million in 2012 to £894 million in 2013. This decrease was due to an increase of £179 million in interest and dividend income (including foreign exchange gains and losses) and a decrease of £2,256 million in investment appreciation. The decrease of £2,256 million in investment appreciation was driven primarily by adverse movements on debt securities values following rises in bond yields across the region during the year and less favourable equity market movements compared to 2012.

United States

The table below provides an analysis of investment return attributable to US operations for the periods presented:

	Year ended 31 December £m
	2013	2012	2011
Investment return of investments backing US separate account liabilities	10,254	5,217	(869)
Other investment return	(240)	982	2,317

Total	10,014	6,199	1,448

In the US, investment return increased from £6,199 million in 2012 to £10,014 million in 2013. This £3,815 million favourable change arose from an increase of £5,037 million in the investment return on investments backing variable separate account liabilities from a gain of £5,217 million in 2012 to £10,254 million in 2013 and a reduction in other investment return from £982 million to negative £240 million. The primary driver for the increase in investment return on investments backing variable annuity separate account liabilities as compared to 2012 was favourable movements in the US equity markets in 2013 on a larger separate account asset balance. The decrease of £1,222 million in other investment return reflects the value movements in derivatives held to manage interest rate and equity risk exposures as discussed in note B1.2 to the consolidated financial statements in Item 18.

In the US, investment return increased from £1,448 million in 2011 to £6,199 million in 2012. This £4,751 million favourable change resulted despite a £1,335 million decrease in other investment return, as this was more than offset by an increase of £6,086 million in the investment return on investments backing variable separate account liabilities from a loss of £869 million in 2011 to £5,217 million in 2012. The primary driver for the increase in investment return on investments backing variable annuity separate account liabilities as compared to 2011 was favourable movements in the US equity markets in 2012 on a larger separate account asset balance. The decrease of £1,335 million in other investment return was mainly accounted for by the value movements in derivatives held to manage interest rate and equity risk exposures as discussed in note B1.2 to the consolidated financial statements in Item 18.

United Kingdom

The table below provides an analysis of investment return attributable to UK operations for the periods presented:

	Year ended 31 December £m
	2013	2012*	2011*
Interest/dividend income	6,385	6,351	6,126
Investment appreciation and other investment return	3,130	8,424	1,612

Total	9,515	14,775	7,738

*	The 2012 and 2011 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2 to Prudential’s consolidated financial statements in Item 18.

In Prudential’s UK operations, equities accounted for 25 per cent, 24 per cent and 25 per cent of the total investment portfolio as at 31 December 2013, 2012 and 2011, respectively. Debt securities comprised 54 per cent, 56 per cent and 55 per cent, respectively, with investment properties accounting for 7 per cent, 7 per cent and 8 per cent of the total investment portfolio in each respective year. The remaining 14 per cent, 13 per cent and 12 per cent of the total investment portfolio as at 31 December 2013 , 2012 and 2011, respectively, related to loans, deposits with credit institutions, investments in partnerships in investment pools and derivative assets. Within debt securities of £84 billion (2012: £86 billion; 2011: £80 billion) as at 31 December 2013, 71 per cent (2012: 73 per cent; 2011: 70 per cent) was comprised of corporate debt securities

Interest and dividend income increased, by £34 million from £6,351 in 2012 to £6,385 million in 2013, and by £225 million from £6,126 million in 2011 to £6,351 million in 2012.

The decrease in investment appreciation and other investment return of £5,294 million from £8,424 million in 2012 to £3,130 million in 2013 principally reflects value movement on debt securities due to rising bond yields.

The increase in the investment appreciation and other investment return of £6,812 million from £1,612 million in 2011 to £8,424 million in 2012 primarily reflected the favourable UK financial markets’ performance during 2012. The increase mainly reflected movements on equities and debt securities.

Unallocated corporate and intragroup elimination

Investment return for unallocated corporate and intragroup elimination was negative £76 million in 2013 compared to the negative £14 million in 2012 and negative £105 million in 2011.

(c)	Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance

	Year ended 31 December £m
	2013	2012*	2011*
Asia operations	(6,930)	(7,570)	(4,654)
US operations	(23,706)	(18,711)	(12,651)
UK operations	(12,518)	(18,863)	(11,401)

Total	(43,154)	(45,144)	(28,706)

*	The 2012 and 2011 comparative results have been adjusted from those previously published for the retrospective application of the new and amended standards described in note A2 to the consolidated financial statements in Item 18.

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

The underlying reasons for the year-on-year changes in benefits and claims and movement in unallocated surplus in each of Prudential’s regional operations are changes in the incidence of claims incurred, increases or decreases in policyholders’ liabilities, and movements in unallocated surplus of with-profits funds.

Total benefit and claims and movements in unallocated surplus of with-profits funds decreased by £1,990 million in 2013 to a charge of £43,154 million compared to a charge of £45,144 million in 2012 and a charge of £28,706 in 2011. The amounts of this year on year charge attributable to each of the underlying reasons as stated above are shown below.

Benefits and claims and movements in unallocated surplus of with-profits funds net of reinsurance can be further analysed as follows.

	Year ended 31 December £m
	2013	2012*	2011*
Claims incurred	(21,881)	(19,230)	(17,639)
Increase in policyholder liabilities	(19,724)	(24,627)	(11,964)
Movement in unallocated surplus of with-profits funds	(1,549)	(1,287)	897

Benefits and claims and movement in unallocated surplus	(43,154)	(45,144)	(28,706)

*	The 2012 and 2011 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2 to Prudential’s consolidated financial statements in Item 18.

The charge for benefits and claims and movements in unallocated surplus, net of reinsurance of £43,154 million (2012: £45,144 million; 2011: £28,706 million) shown in the table above includes the effect of accounting for investment contracts without discretionary participation features (as defined by IFRS 4) in accordance with IAS 39 to reflect the deposit nature of the arrangement.

Additionally the movement in policyholder liabilities and unallocated surplus of with-profits funds represents the amount recognised in the income statement and therefore excludes the effect of foreign exchange translation differences on the policyholder liabilities of foreign subsidiaries and the movement in liabilities arising on acquisition and disposals of subsidiaries in the year.

The principal driver for variations in amounts allocated to policyholders is changes to investment return reflected in the statement of financial position measurement of liabilities for Prudential’s with-profits, SAIF and unit-linked policies (including US separate account business). In addition, for those liabilities under IFRS, in particular, liabilities relating to the UK annuity business (principally PRIL), where the measurement reflects the yields on assets backing the liabilities, the year to year changes in investment yields also contribute significantly to variations in the measurement of policyholder liabilities. The principal driver for variations in the change in unallocated surplus of with-profits funds is the value movements on the investment assets of the with-profits funds to the extent not reflected in policyholder liabilities.

The principal variations are for the increases or decreases in policyholder liabilities and movements in unallocated surplus of with-profits funds for each regional operation are discussed below.

Asia

In 2013, benefits and claims and movements in unallocated surplus of with-profits funds totalled £6,930 million, representing a decrease of £640 million compared to the charge totalled £7,570 million in 2012. In 2012, benefits and claims and movements in unallocated surplus of with-profits funds totalled £7,570 million, representing an increase of £2,916 million compared to the charge of £4,654 million in 2011.

The amounts of the year-on-year change attributable to each of the underlying reasons are shown below:

	Year ended 31 December £m
	2013	2012*	2011*
Claims incurred	(3,976)	(3,130)	(2,858)
Increase in policyholder liabilities	(2,699)	(3,922)	(2,336)
Movement in unallocated surplus of with-profits funds	(255)	(518)	540

Benefits and claims and movement in unallocated surplus	(6,930)	(7,570)	(4,654)

*	The 2012 and 2011 comparative results have been adjusted from those previously published for the retrospective application of the new and amended standards described in note A2 to Prudential’s consolidated financial statements in Item 18.

The growth in the policyholder liabilities in Asia over the three-year period partially reflected the increase due to the strong growth in new business in the region. The variations in the increases or decreases in policyholder liabilities in individual years were, however, primarily due to movement in investment returns. This was as a result of asset value movements that are reflected in the unit value of the unit-linked policies, which represent a significant proportion of the Asian operations’ business. In addition, the policyholder liabilities of the Asia operations’ with-profits policies also fluctuated with the investment performance of the funds.

Accordingly, due to the positive market returns in 2013 and 2012, there was a related increase in the charge for benefits and claims. Conversely, due to a fall in market returns in 2011, there was a year-on-year related decrease in the charge for benefits and claims.

United States

Except for institutional products and certain term annuities which are classified as investment products under IAS 39 for the purposes of IFRS reporting, deposits into the US operations’ products are recorded as premiums, withdrawals and surrenders and are included in benefits and claims, and the resulting net movement is recorded under other reserve movements within benefits and claims. Benefits and claims also include interest credited to policyholders in respect of deposit products less fees charged on these policies.

In 2013, the accounting charge for benefits and claims increased by £4,995 million to £23,706 million compared to £18,711 million in 2012. In 2012, the accounting charge for benefits and claims increased by £6,060 million to £18,711 million compared to £12,651 million in 2011.

The amounts of the year-on-year change attributable to each of the underlying reasons are shown below:

	Year ended 31 December £m
	2013	2012	2011
Claims incurred	(7,560)	(5,843)	(5,277)
Increase in policyholder liabilities	(16,146)	(12,868)	(7,374)

Benefits and claims	(23,706)	(18,711)	(12,651)

The movements year-on-year in the claims incurred for the US operations as shown in the table above also included the effects of translating the US dollar results into pounds sterling at the average exchange rates for the relevant years.

The charges in each year comprise amounts in respect of variable annuity and other business. For variable annuity business, there are two principal factors that contribute to the variations in the charge, and for which the fluctuations in the years presented broadly offset each other. First, the investment return on the assets backing the variable annuity separate account liabilities changed to a £10,254 million credit in 2013 from a £5,217 million credit in 2012 and a £869 million debit in 2011 as shown in the section ‘Investment return (b) United States’ above. The second principal effect is the growth of the variable annuity business in force. This can be illustrated by the net cash flows of the US insurance operations’ variable annuity separate account liabilities in note C4.1(c) ’Reconciliation of movement in policyholder liabilities’ to the consolidated financial statements in Item 18 of this annual report. The net flows of the variable annuity separate account liabilities shown in that note for 2013 were £7,986 million as compared with £7,808 million for 2012 and £6,978 million for 2011.

United Kingdom

Overall, benefits and claims and the movement in unallocated surplus recorded in the income statement was a charge of £12,518 million in 2013 compared to a £18,863 million charge in 2012 and a £11,401 million charge in 2011. The year-on-year changes attributable to each of the underlying reasons are shown below, together with a further analysis of the amounts included in respect of the movements in policyholder liabilities by type of business:

	Year ended 31 December £m
	2013	2012*	2011*
Claims incurred	(10,346)	(10,642)	(10,103)
Decrease/(increase) in policyholder liabilities
SAIF	780	665	1,198
PRIL	155	(1,867)	(1,788)
Unit-linked and other non-participating business	(1,616)	(2,261)	(451)
With-profits (excluding SAIF)	(197)	(3,989)	(614)
	(878)	(7,452)	(1,655)
Movement in unallocated surplus of with-profits funds	(1,294)	(769)	357

Benefits and claims and movement in unallocated surplus	(12,518)	(18,863)	(11,401)

*	The 2012 and 2011 comparative results have been adjusted from those previously published for the retrospective application of the new and amended standards described in note A2 to Prudential’s consolidated financial statements in Item 18.

Claims incurred in the UK operations in 2013 was £10,346 million, compared to £10,642 million in 2012 and £10,103 million in 2011.

As has been explained above, the principal driver for variations in amounts allocated to the policyholders is changes to investment returns.

In aggregate, as a result of the less positive market returns in 2013 compared to 2012 there has been a corresponding impact on benefits and claims and movements in unallocated surplus of with-profits funds in the period, moving from a net charge of £18,863 million in 2012 to a net charge of £12,518 million in 2013. Conversely, the market returns in 2012 were more positive compared to 2011, moving from a net charge of £11,401 million in 2011 to a net charge of £18,863 million in 2012.

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

The part of Prudential where variations in amounts attributed to policyholder liabilities and unallocated surplus are most significant is the UK with-profits business (excluding SAIF). As explained in note C4.2 to the consolidated financial statements in Item 18, the liabilities for UK with-profits policyholders are determined on an asset-share basis that incorporates the accumulation of investment returns and all other items of income and outgoings that are relevant to each policy type. Accordingly, the movement in policyholder liabilities in the income statement will fluctuate with the investment return of the fund. Separately, the excess of assets over liabilities of the fund represents the unallocated surplus. This surplus will also fluctuate on a similar basis to the market value movement on the investment assets of the fund with the movement reflected in the income statement. In addition, other items of income and expenditure affect the level of movement in policyholder liabilities (to the extent reflected in assets shares) and unallocated surplus.

The correlation between total net income (loss) before benefits and claims and movement in unallocated surplus, on the one hand, and the (charge) credit for benefits and claims and movement in unallocated surplus, on the other, for the UK component of the PAC with-profits fund (excluding SAIF) is illustrated numerically by the table below for each of the years presented. In summary, the correlation principally arises due to the following factors:

(a)	Investment return is included in full in the income statement and is attributable either to contracts or unallocated surplus.

(b)	Investment return, to the extent attributable to contracts, directly affects asset-share liabilities, which are reflected in the income statement through changes in policyholder liabilities.

(c)	Investment return, to the extent attributable to unallocated surplus, forms the majority part of the movement in such surplus in the income statement.

	Year ended 31 December £m
	2013	2012*	2011*
Earned premiums, net of reinsurance(i)	3,801	4,558	3,404
Investment return	5,757	8,390	4,100
Other income	52	39	17
Acquisition costs and other expenditure	(1,025)	(907)	(601)
Share of profit from joint ventures	88	27	25
Tax charge	(308)	(286)	(61)

Total net income before benefit and claims and movement in unallocated surplus, net of reinsurance	8,365	11,821	6,884

Charges of:
Claims incurred	(6,681)	(6,857)	(6,411)
(Increase)/decrease in policyholder liabilities(i)	(197)	(3,989)	(614)
Movement in unallocated surplus of with-profits funds	(1,294)	(769)	357

Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	(8,172)	(11,615)	(6,668)

Shareholders’ profit after tax	193	206	216

*	The 2012 and 2011 comparative results have been adjusted from those previously published for the retrospective application of the new and amended standards described in note A2 to Prudential’s consolidated financial statements in Item 18.

Note

(i)	For the purposes of presentation in Prudential’s consolidated financial information, references to the UK with-profits fund also include, for convenience, the amounts attaching to Prudential’s UK Defined Charge Participating Sub-fund which includes the with-profits annuity business transferred to Prudential from the Equitable Life Assurance Society on 31 December 2007. Profits to shareholders emerge on a ‘charges less expenses’ basis and policyholders are entitled to 100 per cent of the investment earnings.

Separately, the cost of current year bonuses which is attributable to policyholders is booked within the movement in policyholder liabilities. One-ninth of the declared cost of policyholders’ bonus is attributable to shareholders and represents the shareholders’ profit. Both of these amounts, by comparison with the investment return, movement in other constituent elements of the change in policyholder liabilities and the change in unallocated surplus, are relatively stable from period to period.

In 2013, the income statement of the UK component of the PAC with-profits funds was charged with a transfer of £1,294 million from the unallocated surplus. This transfer, together with a corresponding transfer in the unallocated surplus of the Asia with-profits funds and the effect of exchange rate movements, resulted in an increase in Prudential’s unallocated surplus from £10.6 billion in 2012 to £12.1 billion in 2013. This movement reflected the net effect of changes in the value of assets, liabilities (incorporating policyholder bonuses and other elements of asset shares attributable to policyholders), and the shareholders’ share of the cost of bonuses for 2013.

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

In the unlikely circumstance that the depletion of excess assets within the long-term fund was such that Prudential’s ability to treat its customers fairly was adversely affected, it might become necessary to restrict the annual distribution to shareholders or to contribute shareholders’ funds to the long-term funds to provide financial support.

The factors that the PAC Board considers in setting bonus rates are described in more detail in the section headed ‘With-profits products’ in Item 4, in the section headed ‘United Kingdom—Basis of profits—Bonus Rates’ in Item 5 and are summarised in note C4.1(d)(ii) to the consolidated financial statements in Item 18.

(d)	Acquisition costs and other expenditure

	Year ended 31 December £m
	2013	2012*	2011*
Asia operations	(2,208)	(1,938)	(1,523)
US operations	(1,919)	(1,771)	(1,445)
UK operations	(2,790)	(2,326)	(1,857)
Unallocated corporate and intra-group elimination	56	3	108

Total	(6,861)	(6,032)	(4,717)

*	The 2012 and 2011 comparative results have been adjusted from those previously published for the retrospective application of the new and amended standards described in note A2 to Prudential’s consolidated financial statements in Item 18.

Total acquisition costs and other expenditure of £6,861 million in 2013 were 14 per cent higher than the £6,032 million incurred in 2012. Total acquisition costs and other expenditure of £6,032 million in 2012 were 28 per cent higher than the £4,717 million incurred in 2011.

Asia

Total acquisition costs and other expenditure for Asia in 2013 were £2,208 million, an increased cost of £270 million compared to £1,938 million in 2012. This increase was primarily due to an increase of £121 million in acquisition costs, net of change in deferred acquisition costs and an increase of £131 million in other operating expenses as the business continues to expand.

Total acquisition costs and other expenditure for Asia in 2012 were £1,938 million, an increase of £415 million or 27 per cent over 2011. This increase was primarily due to increased acquisition costs, net of change in deferred acquisition costs and increases in other operating expenses and in the charge for investment gains attributable to external unit-holders relating to investment funds managed on behalf of third parties which are consolidated but have no recourse to Prudential.

United States

Total acquisition costs and other expenditure for the US of £1,919 million in 2013 represented an increase of £148 million over the amount of £1,771 million in 2012. The £1,771 million in 2012 in turn represented an increase of £326 million from the £1,445 million in 2011. The year on year movements reflected increases in acquisition costs, net of change in deferred acquisition costs and in operating expenses.

Acquisition costs increased in absolute terms year on year over the three year period due largely to increases in sales volume. The DAC amortisation charge for the US decreased in 2013 to £403 million from £506 million in 2012. From 2011 to 2012, the DAC amortisation charge for the US increased to £356 million from £619 million. The 2013 DAC amortisation comprises core charge of £485 million (2012: £412 million; 2011: £316 million) and a decelerated charge of £82 million (2012: decelerated charge of £56 million; 2011: accelerated charge of £190 million). The higher core charge year on year is in line with the increase in fee income and spread profits. The £190 million accelerated charge in 2011 represented the reversal of the benefit received in 2008 from the use of the mean reversion formula.

Other operating expenses increased primarily due to higher asset based commissions paid on the growing separate account balance.

United Kingdom

Total acquisition costs and other expenditure for the UK increased by 20 per cent from £2,326 million in 2012 to £2,790 million in 2013. This increase arose primarily from the increases in the charge for investment gains relating to funds managed on behalf of third parties which are consolidated but have no recourse to the Group by £560 million from £179 million in 2012 to £739 million in 2013 and increases in the underlying operating expenses of M&G. These increases are partially offset by a decrease in acquisition costs, net of change in deferred acquisition costs from £479 million in 2012 to £351 million in 2013. The decrease in acquisition costs partly reflects lower commission payments from the implementation of the recommendations of the UK Retail Distribution Review.

Total UK acquisition costs and other expenditure were £2,326 million in 2012 compared to £1,857 million in 2011. The increase of £469 million primarily reflects increased operating expenses.

Unallocated corporate and intra-group elimination

Other net expenditure of a credit of £56 million in 2013, a credit of £3 million in 2012 and a credit of £108 million in 2011 comprises both the other expenditure of the unallocated corporate and elimination of intragroup income and expenses.

IFRS Shareholders’ Funds

Movement on Shareholders’ Funds

The following table sets forth a summary of the movement in Prudential’s IFRS shareholders’ funds for 2013, 2012 and 2011:

	2013 £m	2012* £m	2011* £m
Operating profit based on longer-term investment returns	2,954	2,520	2,017
Items excluded from operating profit	(1,319)	227	(151)

Total profit before tax	1,635	2,747	1,866
Tax, discontinued operations and non-controlling interests	(289)	(584)	(419)

Profit for the year	1,346	2,163	1,447
Exchange movements, net of related tax	(255)	(216)	(105)
Unrealised gains and losses on Jackson securities classified as available for sale, net of related changes to deferred acquisition costs and tax**	(1,034)	387	349
Shareholders’ share of actuarial and other gains and losses on defined pension schemes	(48)	34	(32)
Dividends	(781)	(655)	(642)
New share capital subscribed	6	17	17
Other	57	65	9

Net (decrease) increase in shareholders’ funds	(709)	1,795	1,043
Shareholders’ funds at beginning of the period	10,359	8,564	7,521

Shareholders’ funds at end of the year	9,650	10,359	8,564

*	The 2012 and 2011 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2 to Prudential’s consolidated financial statements in Item 18.
**	Net of related changes to deferred acquisition costs and tax.

During 2013 most equity markets recorded strong positive movements, although volatility increased through the period on speculation about the timing of the slowdown in the US Federal Reserve’s quantitative easing programme. This also led to a sharp rise in US yields to 3.1 per cent at 31 December 2013, compared to 1.8 per cent at the end of 2012, with yields in many other global markets following higher. Higher yields generate adverse value movements on our holdings of fixed income securities which have given rise to negative short-term investment variances in some of our operations. However, these higher yields are also expected to generate higher investment returns going forward.

In addition, fears of a broad economic slowdown returned during the year, particularly in emerging markets, as a consequence of the anticipated end to US quantitative easing. As a result, several developing countries have experienced marked currency depreciation against the major global currencies. While Prudential is well diversified by currency, this effect, combined with the appreciation of UK Sterling in 2013 on better economic data, has a translational impact on conversion of local balance sheets to UK Sterling.

Under IFRS, the effect of potential higher future returns will only be recognised as they are earned, meaning there is no offset available against short term investment variances in the current period. IFRS shareholders’ funds at 31 December 2013 of £9.7 billion were, therefore, 7 per cent lower than at the previous year end (31 December 2012: £10.4 billion).

Other results based information

Funds under Management

(a)	Summarynote (i)

	2013 £bn	2012* £bn
Business area:
Asia operations	38.0	38.9
US operations	104.3	91.4
UK operations	157.3	154.0

Prudential Group funds under management	299.6	284.3
External fundsnote (ii)	143.3	121.4

Total funds under management	442.9	405.7

*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Notes

(i)	Including Group’s share of assets managed by joint ventures.
(ii)	External funds shown above as at 31 December 2013 of £143.3 billion (2012: £121.4 billion) comprise £148.2 billion (2012: £133.5 billion) of funds managed by M&G and Eastspring Investments as shown in note (c) below less £4.9 billion (2012: £12.1 billion) that are classified within Prudential Group’s funds. The £148.2 billion (2012: £133.5 billion) investment products comprise £143.9 billion (2012: £129.5 billion) plus Asia Money Market Funds of £4.3 billion (2012: £4.0 billion).

(b)	Prudential Group funds under management—analysis by business area

	Asia operations £bn		US operations £bn		UK operations £bn		Total £bn
	2013	2012*	2013	2012*	2013	2012*	2013	2012*
Investment properties†	—	—	—	0.1	11.7	10.6	11.7	10.7
Equity securities	14.4	12.7	66.0	49.6	39.8	36.3	120.2	98.6
Debt securities	18.6	20.1	30.3	33.0	84.0	85.8	132.9	138.9
Loans and receivables	0.9	1.0	6.4	6.2	5.3	5.5	12.6	12.7
Other investments and deposits	0.9	1.8	1.6	2.5	16.0	15.5	18.5	19.8

Total included in statement of financial position	34.8	35.6	104.3	91.4	156.8	153.7	295.9	280.7

Internally managed funds held in insurance join ventures’	3.2	3.3	—	—	0.5	0.3	3.7	3.6

Total Prudential Group funds under management	38.0	38.9	104.3	91.4	157.3	154.0	299.6	284.3

*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.
†	As included in the investments section of the consolidated statement of financial position at 31 December 2013, except for £0.3 billion (2012: £0.1 billion) investment properties which are held for sale or occupied by the Group and, accordingly under IFRS, are included in other statement of financial position captions.

(c)	Investment products—external funds under management

	2013 £m
	1 Jan 2013	Market gross inflows	Redemptions	Market exchange translation and other movements	31 Dec 2013
Eastspring Investments	21,634	74,206	(72,111)	(1,507)	22,222
M&G	111,868	40,832	(31,342)	4,631	125,989

Group total	133,502	115,038	(103,453)	3,124	148,211

Note

Including Asia Money Market Funds at 31 December 2013 of £4.3 billion (2012: £4.0 billion).

	2012 £m
	1 Jan 2012	Market gross inflows	Redemptions	Market exchange translation and other movements	31 Dec 2012
Eastspring Investments	19,221	60,498	(59,098)	1,013	21,634
M&G	91,948	36,463	(19,582)	3,039	111,868

Group total	111,169	96,961	(78,680)	4,052	133,502

Foreign currency source of IFRS key metrics

The tables below show the Group’s key IFRS analysis by contribution by currency group:

IFRS full year 2013 results

	Pre-tax Operating profit[2,3,4] %	Shareholders’ funds[2,3,4] %
US$ linked[1]	19	14
Other Asia currencies	17	18

Total Asia	36	32
UK sterling[3,4]	20	53
US$[4]	44	15

Total	100	100

1	US$ linked—comprising the Hong Kong and Vietnam operations where the currencies are pegged to the US dollar and the Malaysia and Singapore operations where the currencies are managed against a basket of currencies including the US dollar.
2	Includes long-term, asset management business and other businesses.
3	For operating profit and shareholders’ funds UK sterling includes amounts in respect of central operations as well as UK insurance operations and M&G.
4	For shareholders’ funds, the US$ grouping includes US$ denominated core structural borrowings. Sterling operating profits include all interest payable as sterling denominated, reflecting interest rate currency swaps in place.

Economic capital position

Following provisional agreement on the Omnibus II Directive on 13 November 2013, Solvency II is now expected to come into force on 1 January 2016. Therefore our economic capital results are based on outputs from our Solvency II internal model. Although the Solvency II and Omnibus II Directives, together with draft Level 2

‘Delegated Acts’ provide a viable framework for the calculation of Solvency II results, there remain material areas of uncertainty and in many areas the methodology and assumptions are subject to review and approval by the Prudential Regulation Authority, the Group’s lead regulator. We do not expect to submit our Solvency II internal model to the Prudential Regulation Authority for approval until 2015 and therefore the economic capital results shown below should not be interpreted as outputs from an approved Solvency II internal model.

At 31 December 2013 the Group has an economic capital surplus of £11.3 billion and an economic solvency ratio of 257 per cent (before taking into account the 2013 final dividend). A summary of the capital position is shown in the table below:

31 December 2013 £ billion	Economic capital position[1]
Available capital	18.5
Economic Capital Requirement	7.2
Surplus	11.3
Economic solvency ratio	257%

1	Based on the Group’s Solvency II internal model which has not been reviewed or approved by the Prudential Regulation Authority.

These results are based on outputs from our current Solvency II internal model, assessed against a draft set of rules and with a number of key working assumptions. Further explanation of the underlying methodology and assumptions are set out in the sections below. By disclosing economic capital information at this stage, the Directors of Prudential plc are seeking to provide an indication of the potential outcome of Solvency II based on the Group’s current interpretation of the draft rules. An update of the capital position will be reported annually going forwards and will evolve to reflect changes to the Solvency II rules, on-going refinements to our internal model calibrations, and feedback from the Prudential Regulation Authority on Prudential’s approach to implementing this new capital regime. Against this background of uncertainty, it is possible that the final outcome of Solvency II could result in a fall in the Group solvency ratio, relative to the results shown above.

Methodology

In line with Solvency II, for the Group’s European and Asian life business, and holding companies, the available capital is the value of assets in excess of liabilities. The key components of available capital are the market value of assets, insurance technical provisions (calculated as the sum of best estimate liabilities plus a risk margin) and other liabilities. Subordinated-debt forms part of available capital, rather than being treated as a liability, since this debt is subordinated to policyholder claims.

As a general principle, both assets and liabilities are recognised at the value at which they could theoretically be transferred to a third party in an arms’ length transaction. On the asset side of the balance sheet, assets are mostly held at IFRS fair value. However, adjustments are required to IFRS values to eliminate intangible items such as goodwill and deferred acquisition costs and to take account of economic assets which are excluded from the current IFRS balance sheet such as the present value of future with-profits shareholder transfers.

The best estimate liability is calculated by taking the average of future risk-adjusted best estimate cashflows, taking into account the time value of money and the relative liquidity of those liabilities. The best estimate liability allows for the value of options and guarantees embedded in existing contracts as well as the value of future discretionary benefits payable to policyholders. Realistic management actions and policyholder behaviour are allowed for where relevant. In addition, since capital requirements are only derived to cover risks over a one year horizon, a risk margin is added to the best estimate liability to cover the cost of ceding liabilities to a third party after one year, assuming a 6 per cent per annum cost of capital, in line with Solvency II requirements.

The Economic Capital Requirement measures the potential reduction in the value of available capital over a one year time horizon, in an adverse 1-in-200 probability event, consistently with the Solvency II Directive. This allows for diversification effects between different risk-types and between entities. No restrictions on the economic value of overseas surplus have been allowed for in assessing the capital position at Group level.

Prudential’s US insurance entities are included in the economic capital position on a local RBC basis under the assumption of US equivalence and the assumed permitted use of the ’deduction and aggregation’ method. This is in line with our view of the most likely outcome of Solvency II given the agreement reached in the Omnibus II Directive. The contribution of US insurance entities to the Group surplus is that in excess of 250 per cent of the US RBC Company Action Level, which is in line with the level at which we measure both the Group’s IGD surplus and the Group’s reported free surplus amount. In line with the draft Solvency II requirements under the ’deduction and aggregation’ method, no diversification benefit is allowed for between US insurance entities and other parts of the Group.

The contribution of Japan Life to the Group surplus has been set equal to the ‘held for sale’ accounting value of £48m, pending completion of the sale. The impact of the domestication of the Hong Kong branch, which became effective on 1 January 2014, is not allowed for in these economic capital results, but is estimated to have a negative impact on the Group solvency ratio of -4 percentage points, mainly due to a loss of diversification in the risk margin following separation of the Hong Kong business into a subsidiary.

Consistently with evolving Solvency II requirements, the Group calculation also includes all non-insurance entities, including asset management companies, Prudential Capital and holding companies, as follows:

•	asset managers are included in line with existing sectoral capital rules, and Prudential Capital is included on a Basel basis, which follows the expected Solvency II treatment;

•	defined benefit pension schemes are included using international accounting standards and, in addition, a capital requirement is added; and

•	holding companies are measured on a Solvency II basis, as if they were insurance companies, in line with draft Solvency II rules.

In addition to the assumption of US equivalence and without applying restrictions to the economic value of overseas surplus, other key elements of Prudential’s methodology relating to areas that are presently unclear in the draft Solvency II rules, and which are likely to evolve as more detailed requirements are clarified, relate to:

(i)	the liability discount rate for UK annuities, which is currently set by applying a ‘liquidity premium’ in addition to the risk-free rate. This liquidity premium addition reflects the long term buy-and-hold nature of the assets backing UK annuity liabilities, which are therefore not directly exposed to changes in market credit spreads, but instead to long term default risk over the term of the assets. This liquidity premium will be replaced with the corresponding Solvency II ‘Matching Adjustment’ when the rules and interpretation relating to this Solvency II calculation are clarified;

(ii)	the impact of transitional arrangements on technical provisions, for which no allowance has been made in the economic capital position, but which may apply under Solvency II (although the use of this transitional is subject to regulatory approval and the extent to which it is permitted is likely to depend on the final Solvency II capital position); and

(iii)	the credit risk adjustment to the risk free rate, which is currently set at 10 basis points, consistent with the specification in Quantitative Impact Study 5, but where discussions are ongoing at a European level as part of the process to agree the more detailed Solvency II rules.

Further, current drafts of the Solvency II rules remain unclear in relation to capital tiering requirements and therefore tiering limits are not yet applied. Prudential’s methodology in the areas highlighted above will evolve in the future as the final Solvency II requirements become clearer.

In addition, there are a range of other calibration issues which will remain unclear until Solvency II requirements have been finalised and our Solvency II internal model has been reviewed and approved by the Prudential Regulation Authority. Therefore the capital position may change as methodology is refined in the lead up to 2016 when Solvency II is expected to formally replace the current IGD regime.

Assumptions

The key assumptions required for the economic capital calibration are:

(i)	assumptions used to derive non-market related best estimate liability cash flows, which are based on EEV best estimate assumptions;

(ii)	assumptions used to derive market related best estimate liability cash flows, which are based on market data at the valuation date where this data is reliable and comes from a deep and liquid market, or on appropriate extrapolation methodologies where markets are not sufficiently liquid to be reliable;

(iii)	assumptions underlying the calculation of the best estimate liability in respect of dynamic management actions and policyholder behaviour;

(iv)	assumptions underlying the risk models used to calculate the 1-in-200 level capital requirements for the Economic Capital Requirement which are set using a combination of historic market, demographic and operating experience data and expert judgement; and

(v)	assumptions on the dependencies between risks, which are calibrated using a combination of historic data and expert judgement.

The risk-free curve at which best estimate liability cash flows are discounted is based on market swap rates (with the exception of Vietnam where no liquid swap market exists and government bond yields are therefore used), with a deduction of 10 basis points to allow for a ‘credit risk adjustment’ to swap rates. In addition, a liquidity premium is added to the liability discount rate for UK annuities, in both the base balance sheet and in the stressed conditions underlying the Economic Capital Requirement. In the absence of a Matching Adjustment calibration, the liquidity premium has been derived by reference to existing Solvency I allowances and a range of other industry benchmarks. The allowances vary by fund reflecting the nature of the respective asset portfolios and the extent of asset-liability cashflow matching, which are also likely to be key inputs into the Solvency II Matching Adjustment calculation. The resulting liquidity premium allowances are summarised in the table below. The final Solvency II discount curve is subject to considerable uncertainties and may vary significantly from these assumptions.

31 December 2013 Line of business	Base liquidity premium—bps (relative to swaps)	Percentage of total stressed credit spreads attributed to liquidity premium
PRIL annuities	61	51%
PAC non-profit sub-fund annuities	55	52%

Aside from UK annuities, no liquidity premium allowance has been assumed for any other lines of business.

Reconciliation of IFRS to economic available capital

The table below shows the reconciliation of Group IFRS shareholders’ equity to available capital.

(£ billion)	Available capital[1]
IFRS shareholders’ equity at 31 December 2013	9.7
Adjustment to restate US insurance entities onto a US Risk Based Capital basis	(0.6)
Remove DAC, goodwill & intangibles	(2.7)
Add subordinated-debt treated as economic available capital	3.8
Insurance contract valuation differences	5.8
Add value of shareholder-transfers	4.1
Increase in value of net deferred tax liabilities (resulting from valuation differences above)	(1.3)
Other	(0.3)

Available capital at 31 December 2013	18.5

1	Based on the Group’s Solvency II internal model which has not been reviewed or approved by the Prudential Regulation Authority.

The key differences between the two metrics are:

•	£0.6 billion represents the adjustment required to the Group’s shareholders’ funds in order to convert Jackson’s contribution from an IFRS basis to the local statutory valuation basis which underpins the US Risk Based Capital regime;

•	£2.7 billion due to the removal of DAC and goodwill from the IFRS balance sheet;

•	£3.8 billion due to the addition of subordinated debt which is treated as available capital on an economic basis but as a liability under IFRS;

•	£5.8 billion due to differences in insurance valuation requirements between economic capital and IFRS, with available capital partially capturing the economic value of in-force business which is excluded from IFRS; offset to some extent by the inclusion of a risk margin which is not required under IFRS;

•	£4.1 billion due to the inclusion of the value of future shareholder transfers from with-profits business on the economic balance sheet in the UK and Asia, which is excluded from the determination of the Group’s IFRS shareholders’ funds; and

•	£1.3 billion due to the impact on the valuation of deferred tax assets and liabilities resulting from the other valuation differences noted above.

Analysis of movement in the economic capital position

The table below shows the movement during the financial year in the Group’s economic capital surplus.

1 January to 31 December 2013 (£ billion)	Economic capital surplus[1]	Economic solvency ratio[1]
Economic solvency position as at 1 January 2013	8.8	215%
Model changes	0.1	2%
Operating experience	2.1	31%
Non-operating experience	0.9	12%
Other capital movements:
Acquisitions / disposals	(0.5)	(8)%
Foreign currency translation movements	(0.4)	0%
Subordinated debt issuance	1.1	16%
Dividends	(0.8)	(11)%
Economic solvency position as at 31 December 2013	11.3	257%

1	Based on the Group’s Solvency II internal model which has not been reviewed or approved by the Prudential Regulation Authority.

During 2013 the Group’s economic capital surplus increased from £8.8 billion to £11.3 billion. The total movement over the year was equivalent to a 42 percentage point increase in the Group economic solvency ratio, driven by:

•	model changes: a positive impact to Group surplus arising from a number of modelling enhancements and refinements;

•	operating experience: generated by in-force business, new business written in 2013, the beneficial impact of management actions taken during 2013 to de-risk the business, and small impacts from non-market assumption changes and non-market experience variances over the year;

•	non-operating experience: mainly arising from positive market experience during 2013;

•	other capital movements: a reduction in surplus from the acquisition of Thanachart Life and the preparation for sale of the Japanese business, the negative impact of exchange rate movements, an increase in surplus from new subordinated-debt issuances and a reduction in surplus due to dividend payments in 2013.

Analysis of Group Economic Capital Requirement

The table below shows the split of the £7.2 billion Group Economic Capital Requirement by risk type(34) at 31 December 2013. However, there are material areas of uncertainty with regard to methodology and assumptions in the internal model which remain subject to review and approval by the Prudential Regulation Authority. Therefore, the results shown below should not be interpreted as outputs from an approved internal model.

	% of undiversified Economic Capital Requirement[1]	% of diversified Economic Capital Requirement[1]
Market	53%	64%
Equity	15%	24%
Credit	20%	37%
Yields (interest rates)	13%	0%
Other	5%	3%
Insurance	36%	28%
Mortality/morbidity	8%	4%
Lapse	19%	21%
Longevity	9%	3%
Operational/expense	11%	8%

1	Based on the Group’s Solvency II internal model which has not been reviewed or approved by the Prudential Regulation Authority.

The Group’s most material risk exposures are to financial markets, in particular to equities and credit spreads, which we hold to generate a higher return on capital over the long-term. The Group also has material insurance risk exposures including longevity risk from UK annuities, lapse risk across a wide range of products, and mortality and morbidity risk mainly arising from protection products written in Asia. These risks diversify strongly with market risks, even after allowing for market-related policyholder behaviour, thereby increasing the return on capital which can be earned from the balanced mix of risks. A brief description of the most material risks is set out below.

•	The Group’s exposure to equities mainly arises from UK shareholder transfers linked to policyholder funds (partially offset by economic equity hedges) and from future fund management charges on unit linked funds in Asia. The equity exposure arising from Jackson’s variable annuity business is mostly hedged.

(34)	The Group Economic Capital Requirement by risk type includes capital requirements in respect of Jackson’s risk exposures, based on 250% of the US RBC Company Action Level.

•	The Group also has significant exposure to credit risk, mainly from the UK annuity portfolio and from Jackson’s fixed annuity credit portfolio. Credit exposures across the Group are carefully monitored and managed as part of the Group’s risk management framework.

•	The Group is exposed to movements in yields (interest rates); while falling interest rates increase the risks arising from policyholder guarantees in with-profits funds and variable annuities, falling interest rates also increase the value of future insurance profits.

•	The most material insurance risk exposures arise from UK longevity risk, and lapse, mortality and morbidity risk in Asia; and

•	The Group is also exposed to expense and operational risk, which is closely monitored and managed through internal control processes.

Sensitivity testing of Group economic solvency position

Stress testing the economic capital position gives the following results (as at 31 December 2013):

•	an instantaneous 20 per cent fall in equity markets would reduce surplus by £0.3 billion but increase the economic solvency ratio to 260 per cent;

•	an instantaneous 40 per cent fall in equity markets would reduce surplus by £1.0 billion but increase the economic solvency ratio to 258 per cent;

•	a 100 basis points reduction in interest rates (subject to a floor of zero) would reduce surplus by £1.3 billion and reduce the economic solvency ratio to 225 per cent;

•	a 100 basis points increase in interest rates would increase surplus by £0.8 billion and increase the economic solvency ratio to 284 per cent;

•	a 100 basis points increase in credit spreads(35) would reduce surplus by £1.3 billion and reduce the economic solvency ratio to 254 per cent.

These sensitivity results demonstrate the resilience of the economic capital position following large falls in equity markets, sizeable reductions in yields and a severe credit event.

The adverse impact of falling equity markets mainly results from a reduction in the value of with-profits shareholder transfers and future fund management charges in the UK and Asia. Equity hedging reduces the impact of these exposures and a dynamic equity hedging programme is also in place to manage the equity risk arising in Jackson’s variable annuities business.

A fall in yields has a material adverse impact on Group surplus which largely arises from a decrease in the value of future with-profits shareholder transfers and an increase in the size of risk margins. Falling yields also increases the value of the Group’s external debt, reducing the Group surplus. However, these impacts are partially offset by an increase in the value of future insurance profits and changes in the value of hedging assets.

Widening credit spreads adversely impacts on the annuity business in the UK since this is deemed to represent an increase, to some extent, in the expected level of future defaults. Jackson is not exposed to credit spread widening on a US RBC basis but an increase in defaults in the Jackson credit book would have a negative impact on the Group capital position and is reflected in the credit stress test above.

(35)	For the credit spread widening stress 10 times expected defaults are assumed for Jackson since credit spread movements do not directly impact on the US RBC result.

Liquidity and Capital Resources

Prudential Capital operates a central treasury function for Prudential, which has overall responsibility for managing Prudential’s capital funding program as well as its central cash and liquidity positions. Prudential arranges the financing of each of its subsidiaries primarily by raising external finance either at the parent company level (including through finance subsidiaries whose obligations the parent company guarantees) or at the operating company level.

After making enquiries the directors of Prudential have a reasonable expectation that the Company and the Group have adequate resources to continue their operations for the foreseeable future.

Overview

We continue to operate with a strong solvency position, while maintaining high levels of liquidity and capital generation. At 31 December 2013 our IGD surplus is estimated at £5.1 billion before deducting the 2013 final dividend, equivalent to available capital covering our capital requirement 2.8 times. This is testament to our capital discipline, the effectiveness of our hedging activities, our low direct Eurozone exposure, the minimal level of credit impairments and the natural offsets in our portfolio of businesses which dampen the effects of movements in interest rates.

Jackson’s Risk-Based Capital ratio at the end of 2013 was 450 per cent, having earlier in the year remitted £294 million to Group while supporting its balance sheet growth and maintaining adequate capital.

All of our subsidiaries continue to hold strong capital positions on a local regulatory basis. During 2013, Prudential completed the long-running project for approval to domesticate the Hong Kong branch business of the PAC with-profits fund, which has an effective date of 1 January 2014. The value of the estate of our UK with-profits fund as at 31 December 2013 is estimated at £8.0 billion prior to the effect of this transfer (2012: £7.0 billion). The value of the shareholders’ interest in future transfers from the UK with-profits fund is estimated at £2.7 billion (31 December 2012: £2.1 billion). Despite the continued volatility in financial markets, Prudential UK’s with-profits fund performed well, achieving a 10 per cent pre-tax investment return for policyholder asset shares during 2013.

Furthermore, on a statutory (Pillar 1) basis the total credit default reserve for the UK shareholder annuity funds also contributes to protecting our capital position in excess of the IGD surplus. Notwithstanding the absence of defaults in the period, at 31 December 2013 we have maintained sizeable credit default reserves at £1.9 billion (31 December 2012: £2.1 billion), representing 47 per cent of the portfolio spread over swaps, compared with 40 per cent at 31 December 2012.

In 2013, Prudential plc was designated by the FSB as a G-SII. At the same time, the International Association of Insurance Supervisors (IAIS) announced details of its assessment methodology and proposed policy measures for G-SIIs, covering enhanced supervision, effective resolution and higher loss absorption capacity. We continue to monitor these developments.

With greater visibility on the potential outcome of Solvency II, we have for the first time published our economic capital position based on our Solvency II internal model. This result is based on an assumption of US equivalence, with no restrictions being placed on the economic value of overseas surplus, and the internal model on which these calculations are based has not yet been reviewed or approved by the Prudential Regulation Authority. Other key elements of the basis which are likely to be updated in future as Solvency II regulations become clearer relate to the liability discount rate for UK annuities, the impact of transitional arrangements and the credit risk adjustment to the risk-free rate. Therefore, the results represent an estimate of our Solvency II capital position, assessed against a draft set of rules, with a number of key working assumptions, and the eventual Solvency II capital position will change as we iterate both the methodology and the internal model to reflect final rules and regulatory feedback.

On this basis, our economic capital (36) surplus is £11.3 billion (2012: £8.8 billion), which is equivalent to an economic solvency ratio of 257 per cent (2012: ratio of 215 per cent). The economic solvency position is shown to be robust to a range of market sensitivities.

Further discussion on the Group’s liquidity and capital resources is provided below under the headings ‘Group and holding company cash flow’, ‘Corporate transactions’, ‘Shareholders’ net borrowings’, ‘Liquidity resources and requirements by operating businesses’, ‘Derivative financial instruments and commitments’, ‘Contractual obligations’ and ‘Group consolidated cash flows’.

Group and holding company cash flow

Prudential’s consolidated cash flow includes the movement in cash included within both policyholders’ and shareholders’ funds, such as cash in the with-profits fund. Prudential therefore believes that it is more relevant to consider individual components of the movement in holding company cash flow which relate solely to the shareholders.

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

Operating holding company cash flow for 2013 before the shareholder dividend was £1,026 million, £115 million higher than 2012. After deducting the shareholder dividend the operating holding company cash flow was £245 million (2012: £256 million).

Cash remittances to the Group from business units

Cash remitted to the Group in 2013 increased by 12 per cent to £1,341 million (2012: £1,200 million), with well balanced contributions from across the Group. Asia’s remittances increased 17 per cent to £400 million (2012: £341 million), demonstrating the highly cash-generative nature of recent volume growth, driven by the focus on health and protection products. The 2013 remittance of £294 million from the US represents an increase of 18 per cent on 2012, reflecting both growth in the size of the in-force portfolio and an additional contribution from REALIC following its acquisition in 2012. The UK insurance operations have continued to make sizeable remittances at £355 million (2012: £313 million), supported by shareholder transfers from the with-profits fund. M&G net remittances increased 14 per cent to £235 million (2012: £206 million), reflecting its relatively capital-light business model that facilitates high dividend payouts to Group.

By 31 December 2013 cumulative net remittances of £4.6 billion have been delivered by business operations since the beginning of 2010, exceeding the cumulative 2010 to 2013 net remittance objective of £3.8 billion. These remittances have been supported by strong underlying free surplus generated across all four business operations, totalling in excess of £8.2 billion over the same period since the start of 2010.

Net central outflows and other movements

Net central outflows increased to £315 million in 2013 (2012: £289 million), with higher corporate costs and higher net interest payments offset by lower Solvency II costs and higher tax receipts.

(36)	The methodology and assumptions used in calculating the economic capital result are set out in the ‘Other results based information’ section. The economic solvency ratio is based on the Group’s Solvency II internal model which will be subject to Prudential Regulation Authority review and approval before its formal adoption in 2016. We do not expect to submit our Solvency II internal model to the Prudential Regulation Authority for approval until 2015 and therefore these economic capital disclosures should not be interpreted as outputs from an approved internal model.

After central costs, there was a net cash inflow before dividend of £1,026 million in 2013, compared to £911 million in 2012. Dividend payments in 2013 were £781 million, up 19 per cent from £655 million in 2012 following the decision to rebase the full year dividend upwards by 4 pence in 2012.

Outside of the normal recurring central cash flow items, the holding company generated £605 million in cash (2012: net payments of £76 million). This £605 million included the proceeds from the issue of US$700 million and £700 million (total £1,124 million) of hybrid debts in 2013. Offsetting these were payments of £397 million for the acquisition of Thanachart Life and we paid £31 million to capitalise the two new legal entities in Hong Kong in anticipation of the domestication of the Hong Kong branch business. In addition, the holding company incurred £83 million of other cash payments in 2013, including payments in respect of amounts due to the UK tax authorities following the settlement reached in 2010 on historic tax issues and amounts totalling £30 million paid to the Financial Services Authority over issues related to the terminated AIA transaction.

Dividend payments

The total cost of dividends settled by Prudential were £781 million and £655 million for the years ended 31 December 2013 and 2012, respectively.

The Board has decided to rebase the full year dividend upwards by 4.38 pence, reflecting the strong progress made in both the earnings and free surplus generation of the business and in the delivery of its financial objectives. In line with this, the directors recommend a final dividend of 23.84 pence per share (2012: 20.79 pence), which brings the total dividend for the year to 33.57 pence (2012: 29.19 pence), representing an increase of 15 per cent over 2012.

Debt service costs

Debt service costs charged to profit in respect of core borrowings paid by Prudential in 2013 were £305 million compared with £280 million in 2012. Of total consolidated borrowings of £4,636 million as at 31 December 2013, the parent company had core borrowings of £4,211 million outstanding, all of which have contractual maturity dates of more than five years.

Liquidity sources

The parent company held cash and short-term investments of £2,230 million, £1,380 million and £1,200 million as at 31 December 2013, 2012 and 2011, respectively. The sources of cash in 2013 included dividends, loans and interest received from operating subsidiaries. Prudential received £1,451 million in cash remittances from business units in 2013, compared to £1,414 million received in 2012 and £1,285 million received in 2011. These remittances primarily comprise dividends from business units and the shareholders’ statutory transfer from the PAC long-term with-profits fund (UK Life Fund) relating to earlier bonus declarations. Offset against these cash remittances were £110 million, £214 million and £180 million of capital invested in 2013, 2012 and 2011 respectively. Overall net remittances from business units had increased from £1,200 million in 2012 to £1,341 million in 2013.

Shareholders’ statutory transfer

In 2013, PAC declared a total surplus of £2,134 million from PAC’s primary with-profits sub-fund, of which £1,922 million was added to with-profits policies and £212 million was distributed to shareholders. In 2012, PAC declared a total surplus of £2,210 million from PAC’s primary with-profits sub-fund, of which £1,990 million was added to with-profits policies and £220 million was distributed to shareholders. In 2011, PAC declared a total surplus of £2,293 million from PAC’s primary with-profits sub-fund, of which £2,064 million was added to with-profits policies and £229 million was distributed to shareholders.

Dividends, loans and interest received from subsidiaries

Under UK company law, dividends can only be paid if a company has distributable reserves sufficient to cover the dividend. In PAC, Prudential’s largest operating subsidiary, distributable reserves are created mainly by the statutory long-term business profit transfer to shareholders that occurs upon the declaration of bonuses to policyholders of with profit products. See ‘Shareholders’ statutory transfer’ above. Prudential’s insurance and fund management subsidiaries’ ability to pay dividends and loans to the parent company is restricted by various laws and regulations. Jackson is subject to state laws that limit the dividends payable to its parent company. Dividends in excess of these limitations generally require approval of the state insurance commissioner. The table below shows the dividends, loans and other amounts received by Prudential from the principal operating subsidiaries for 2013 and 2012:

	Dividends, loan and interest received in:
	2013 £m	2012 £m
Asia operations	510	551
US operations	294	249
UK Insurance operations (mainly PAC)	355	317
M&G (including Prudential Capital)	292	297

Total	1,451	1,414

Each of Prudential’s main operations generates sufficient profits to pay dividends to the parent. The amount of dividends paid by the operations is determined after considering the development, growth and investment requirements of the operating businesses. Prudential does not believe that the legal and regulatory restrictions constitute a material limitation on the ability of businesses to meet their obligations or pay dividends to Prudential.

Corporate transactions

Agreement to sell Japan life business

On 16 July 2013 the Group reached an agreement to sell its closed book life insurance business in Japan, PCA Life Insurance Company Limited, to SBI Holdings Inc. for US$85 million (£51 million at 31 December 2013 closing exchange rate). The transaction is subject to regulatory approval and is expected to complete in the second quarter of 2014. Consistent with the classification of the business as held for sale, the IFRS carrying values have been set to £48 million, representing the estimated proceeds, net of related expenses of £3 million. The IFRS loss of £102 million (2012: profit of £17 million) comprises the 2013 reduction on re-measuring the carrying value of the business and its trading results.

Acquisition of Thanachart Life

On 3 May 2013, the agreement we entered into in November 2012 to establish an exclusive 15-year partnership with Thanachart Bank Public Company Limited (Thanachart Bank) to develop jointly their bancassurance business in Thailand was launched. At the same time, Prudential Thailand completed the acquisition of Thanachart Life Assurance Company Limited (Thanachart Life), a wholly owned life insurance subsidiary of Thanachart Bank. This transaction builds on Prudential’s strategy of focusing on the highly attractive markets of South-east Asia and is in line with the Group’s multichannel distribution strategy.

The consideration for the transaction is THB 18.981 billion (£412 million), of which THB 17.500 billion (£380 million) was settled in cash on completion in May 2013, with a further payment of THB 0.946 billion (£20 million) in July 2013 for adjustments to reflect net asset value as at the completion date. In addition, a deferred payment of THB 0.535 billion (£12 million) is payable 12 months after completion. The THB 18.981 billion (£412 million), includes the amounts attributable to the acquisition of the distribution rights associated with the exclusive 15-year bancassurance partnership agreement with Thanachart Bank. No goodwill arose on this acquisition.

Domestication of Hong Kong branch

On 1 January 2014, the Group completed the process of domestication of the Hong Kong branch of The Prudential Assurance Company Limited. The branch was transferred on 1 January 2014 to two new Hong Kong-incorporated Prudential companies, one providing life insurance and the other providing general insurance – Prudential Hong Kong Limited and Prudential General Insurance Hong Kong Limited. On the Prudential Regulation Authority’s pillar 1 peak 2 basis, approximately £12.1 billion of assets, £12.0 billion of liabilities, net of reinsurers’ share (including policyholder asset share liabilities, and £1.2 billion of inherited estate) and £0.1 billion of shareholders’ funds (for the excess assets of the transferred non-participating business) have been transferred.

Shareholders’ net borrowings

	31 December
	2013 £m	2012 £m
Shareholders’ borrowings in holding company	4,211	3,126
Prudential Capital	275	275
Jackson surplus notes	150	153
Total	4,636	3,554
Less: Holding company cash and short-term investments	(2,230)	(1,380)

Net core structural borrowings of shareholder-financed operations	2,406	2,174

Our financing and liquidity position remained strong throughout the period. Our central cash resources amounted to £2.2 billion at 31 December 2013, up from £1.4 billion at 31 December 2012, and we retain a further £2.1 billion of untapped committed liquidity facilities.

The Group’s core structural borrowings at 31 December 2013 totalled £4,636 million (2012: £3,554 million) on an IFRS basis and comprised of £4,211 million (2012: £3,126 million) of debt held by the holding company, and £425 million (2012: £428 million) of debt held by the Group’s subsidiaries, Prudential Capital and Jackson.

The increase in the holding company debt of £1,085 million primarily arises from the two debt issues that took place in 2013, raising £1,124 million of cash for the Group. In January 2013 Prudential issued a US$700 million (£429 million net of costs) 5.25 per cent perpetual Innovative Tier 1 hybrid under this programme, primarily to Asian retail Investors, and in December 2013 issued a £700 million (£695 million net of costs) 5.7 per cent lower Tier 2 subordinated bonds.

Both these debt issuances were raised under our £5 billion medium term note programme, which covers both core borrowings as included in the table above, and non-core borrowings which tend to be shorter in nature. Under this programme at 31 December 2013 the outstanding subordinated debt was £1,535 million, US$2,000 million and €20 million.

In addition to its net core structural borrowings of shareholder-financed operations set out above, the Group also has access to liquidity via the debt capital markets and has in place an unlimited global commercial paper programme. As at 31 December 2013, we had issued commercial paper under this programme totaling £175 million, US$1,948 million, €335 million and AU$8 million.

Prudential’s holding company has access to £2.1 billion of syndicated and bilateral committed revolving credit facilities, provided by 17 major international banks, expiring between 2015 and 2018. Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at 31 December 2013. The medium term note programme, the commercial paper programme and the committed revolving credit facilities are all available for general corporate purposes and to support the liquidity needs of Prudential’s holding company and are intended to maintain a strong and flexible funding capacity.

Prudential manages the Group’s core debt within a target level consistent with its current debt ratings. At 31 December 2013, the gearing ratio (debt, net of cash and short-term investments, as a proportion of IFRS shareholders’ funds plus net debt) was 20 per cent, compared to 17 per cent at 31 December 2012. Prudential plc has strong debt ratings from Standard & Poor’s, Moody’s and Fitch. Prudential’s long-term senior debt is rated A+, A2 and A from Standard & Poor’s, Moody’s and Fitch, while short-term ratings are A-1, P-1 and F1 respectively.

The financial strength of PAC is rated AA by Standard & Poor’s, Aa2 by Moody’s and AA by Fitch.

Jackson National Life Insurance Company’s financial strength is rated AA by Standard & Poor’s, A1 by Moody’s and AA by Fitch.

Prudential Assurance Co. Singapore (Pte) Ltd.’s (Prudential Singapore) financial strength is rated AA by Standard & Poor’s.

All ratings on Prudential and its subsidiaries referred to above are on stable outlook except for the Aa2 rating of the financial strength of PAC by Moody’s which is on negative outlook.

Liquidity resources and requirements by operating business

UK life insurance

The liquidity sources for Prudential’s UK life insurance businesses comprise premiums, deposits and charges on policies, investment income, proceeds from the sale and maturity of investments, external borrowings and capital contributions from the parent company. The liquidity requirements comprise benefits and claims, operating expenses, interest on debt, purchases of investments and dividends to the parent company.

The liquidity requirements of Prudential’s UK life insurance businesses are regularly monitored to match anticipated cash inflows with cash requirements. Cash needs are forecast and projected sources and uses of funds, as well as the asset, liability, investment and cash flow assumptions underlying these projections are reviewed periodically. Adjustments are made periodically to the investment policies with respect to, among other things, the maturity and risk characteristics of the investment assets to reflect changes in the business’ cash needs and also to reflect the changing competitive and economic environment.

The liquidity of Prudential’s UK insurance operations is affected by the payment of guaranteed benefits and terminal bonuses on maturing and surrendering policies by the UK insurance operations. In addition, the non-cash bonus declaration to policyholders results in a cash transfer to shareholders’ funds. A large proportion of Prudential’s liabilities contains discretionary surrender values or surrender charges. In addition, pension annuity policies cannot be surrendered by the policyholder.

As at 31 December 2013, 2012 and 2011, PAC’s long-term fund assets in excess of its minimum capital requirements were £20,956 million, £17,936 million and £16,674 million, respectively. The ‘with-profits’ insurance capital component of the enhanced capital requirement, as at 31 December 2013, 2012 and 2011 amounted to £9,674 million, £9,249 million and £9,674 million respectively.

M&G

The principal liquidity source for M&G is fee income for managing retail, institutional and the internal investment funds of Prudential’s UK operations. The principal liquidity requirements are for operating expenses. Amounts are distributed to the parent company after considering capital requirements. Capital requirements are driven by fixed operating expenses, funds under management and various risks faced by the company. As at 31 December 2013, M&G met the relevant regulatory requirements.

US life insurance

The liquidity sources for Jackson are its cash, short-term investments and publicly traded bonds, premium income deposits received on certain annuity and institutional products, investment income, reverse repurchase agreements, utilisation of a short-term borrowing facility with the Federal Home Loan Bank of Indianapolis and capital contributions from the parent company.

Liquidity requirements are principally for purchases of new investments and businesses, repayment of principal and interest on debt, payments of interest on surplus notes, funding of insurance product liabilities including payments for policy benefits, surrenders, maturities and new policy loans, and funding of expenses including payment of commissions operating expenses and taxes. As at 31 December 2013, Jackson’s outstanding notes and bank debt included:

•	US$30 million of collateralised loans maturing through 2016,

•	US$5 million of mortgage loans collaterised by real estate from the Federal Home Loan Bank of Indianapolis,

•	US$250 million of surplus notes maturing in 2027.

Significant increases in interest rates and disintermediation can create sudden increases in surrender and withdrawal requests by policyholders and contract holders. Other factors that are not directly related to interest rates can also give rise to disintermediation risk, including but not limited to changes in ratings from rating agencies, general policyholder concerns relating to the life insurance industry (eg the unexpected default of a large, unrelated life insurer) and competition from other products, including non-insurance products such as mutual funds, certificates of deposit and newly developed investment products. Most of the life insurance, annuity and institutional products Jackson offers permit the policyholder or contract holder to withdraw or borrow funds or surrender cash values. At 31 December 2013, a majority of Jackson’s fixed annuity reserves include policy restrictions such as surrender charges and market value adjustments to discourage early withdrawal of policy and contract funds.

Jackson uses a variety of asset-liability management techniques to provide for the orderly provision of cash flow from investments and other sources as policies and contracts mature in accordance with their normal terms. Jackson’s principal sources of liquidity to meet unexpected cash outflows associated with sudden and severe increases in surrenders and withdrawals are its portfolio of liquid assets and its net operating cash flows. As at 31 December 2013, the portfolio of cash, short-term investments and publicly traded bonds and equities amounted to US$43.6 billion. Operating net cash inflows for Jackson in 2013 were US$3.0 billion.

As at 31 December 2013, the statutory capital and surplus of Jackson was US$4.4 billion, which was in excess of the requirements set out under Michigan insurance law. Jackson is also subject to risk-based capital guidelines that provide a method to measure the adjusted capital that a life insurance company should have for regulatory purposes, taking into account the risk characteristics of Jackson’s investments and products. As at 31 December 2013, Jackson’s total risk based capital ratio under the National Association of Insurance Commissioners’ definition exceeded the Michigan standards.

Asia life insurance

The liquidity sources for Prudential’s Asia life insurance businesses comprise premiums, deposits and charges on policies, investment income, proceeds from the sale and maturity of investments, external borrowings and capital contributions from the parent company. The liquidity requirements comprise benefits and claims, operating expenses, interest on debt, purchases of investments and dividends to the parent company.

The liquidity requirements of Prudential’s Asia life insurance businesses are regularly monitored to match anticipated cash inflows with cash requirements. Cash needs are forecast and projected sources and uses of funds, as well as the asset, liability, investment and cash flow assumptions underlying these projections are reviewed periodically. Adjustments are made periodically to the investment policies with respect to, among other things, the maturity and risk characteristics of the investment assets to reflect changes in the business cash needs and also to reflect the changing competitive and economic environment.

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

The derivatives are used for efficient portfolio management to obtain cost effective and efficient management of exposure to various markets in accordance with the Group’s investment strategies and to manage exposure to interest rate, currency, credit and other business risks. The Group also uses interest rate derivatives to reduce exposure to interest rate volatility. In particular:

•	UK with-profits funds use derivatives for efficient portfolio management or reduction in investment risks. For UK annuity business derivatives are used to assist with asset and liability cash flow matching.

•	US operations and some of the UK operations hold large amounts of interest-rate sensitive investments that contain credit risks on which a certain level of defaults is expected. These businesses have purchased some swaptions to manage the default risk on certain underlying assets and hence reduce the amount of regulatory capital held to support the assets.

•	Some products, especially in the US, have guarantee features linked to equity indexes. A mismatch between guaranteed product liabilities and the performance of the underlying assets, exposes the Group to equity index risk. In order to mitigate this risk, the relevant business units purchase swaptions, equity options and futures to better match asset performance with liabilities under equity-indexed products.

The US operations and some of the UK operations hold large amounts of interest-rate sensitive investments that contain credit risks on which a certain level of defaults is expected. These entities have purchased swaptions in order to manage the default risk on certain underlying assets and hence reduce the amount of regulatory capital held to support the assets.

The principal types of derivatives used by Jackson and their purpose are as follows:

Derivative	Purpose
Interest rate swaps	These generally involve the exchange of fixed and floating payments over the period for which Jackson holds the instrument without an exchange of the underlying principal amount. These agreements are used for hedging purposes.
Put-swaption contracts	These contracts provide the purchaser with the right, but not the obligation, to require the writer to pay the present value of a long-duration interest rate swap at future exercise dates. Jackson purchases and writes put-swaptions with maturities up to 10 years. Put-swaptions hedge against significant movements in interest rates.
Equity index futures contracts and equity index options	These derivatives (including various call, put options and put spreads) are used to hedge Jackson’s obligations associated with its issuance of fixed index immediate and deferred annuities and certain VA guarantees. Some of these annuities and guarantees contain embedded options which are fair valued for financial reporting purposes.
Total return swaps	Total return swaps in which Jackson receives equity returns or returns based on reference pools of assets in exchange for short-term floating rate payments based on notional amounts, are held for both hedging and investment purposes.
Cross-currency swaps	Cross-currency swaps, which embody spot and forward currency swaps and additionally, in some cases, interest rate swaps and equity index swaps, are entered into for the purpose of hedging Jackson’s foreign currency denominated funding agreements supporting trust instrument obligations.
Credit default swaps	These swaps, represent agreements under which Jackson has purchased default protection on certain underlying corporate bonds held in its portfolio. These contracts allow Jackson to sell the protected bonds at par value to the counterparty if a default event occurs in exchange for periodic payments made by Jackson for the life of the agreement. Jackson does not write default protection using credit derivatives.

The Group has provided, from time to time, certain guarantees and commitments to third-parties including funding the purchase or development of land and buildings and other related matters. The contractual obligations to purchase or develop investment properties at 31 December 2013 was £92 million.

At 31 December 2013, Jackson has unfunded commitments of £298 million related to its investments in limited partnerships and of £132 million related to commercial mortgage loans. These commitments were entered into in the normal course of business and the Company does not expect a material adverse impact on the operations to arise from them.

Contractual obligations

Contractual obligations with specified payment dates as at 31 December 2013 were as follows:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	£m
Policyholder liabilities(i)	455,309	26,939	51,735	49,477	327,158
Long-term debt(ii)	4,636	—	—	275	4,361
Other borrowings(ii)	2,947	1,870	492	112	473
Capital lease obligations	93	5	9	7	72
Operating lease obligations	751	110	188	120	333
Purchase obligations(iii)	522	522	—	—	—
Obligations under funding, securities lending and sale and repurchase agreements	2,074	2,074	—	—	—
Other long-term liabilities(iv)	5,812	5,501	209	57	45

Total	472,144	37,021	52,633	50,048	332,442

	£m	£m
Reconciliation to consolidated statement of financial position:
Total contractual obligations per above		472,144
Difference between policyholder liabilities per above (based on undiscounted cash flows) and total policyholder liabilities and unallocated surplus of with-profits funds per balance sheet:
Total policyholder liabilities and unallocated surplus of with-profits funds per the consolidated statement of financial position	286,014
Policyholder liabilities (undiscounted) per above	(455,309)	(169,295)

Other short-term/non-contractual obligations:
Current tax liabilities	395
Deferred tax liabilities	3,778
Accruals and deferred income	824
Other creditors (excluding capital and operating lease obligations and purchase obligations)	1,941
Derivative liabilities	1,689
Other liabilities	3,736	12,363

Other items		1,069

Total liabilities per consolidated statement of financial position		316,281

Notes

(i)	Amounts shown in respect of policyholder liabilities represent estimated undiscounted cash flows for Prudential’s life assurance contracts. In determining the projected payments, account has been taken of the contract features, in particular that the amount and timing of policyholder benefit payments reflect either surrender, death, or contract maturity. In addition, the undiscounted amounts shown include the expected payments based on assumed future investment returns on assets backing policyholder liabilities. The projected cash flows exclude the unallocated surplus of with-profits funds. As at 31 December 2013, on the IFRS basis of reporting, the unallocated surplus was £12,061 million. The unallocated surplus represents the excess of assets over liabilities, including policyholder ‘asset share’ liabilities, which reflect the amount payable under the realistic Peak 2 reporting regime of the PRA. Although accounted for as a liability, as permitted by IFRS 4, there is currently no expected payment date for the unallocated surplus.
(ii)	The amounts represent the contractual maturity of amounts of borrowings included in the consolidated statement of financial position (i.e. excludes future interest payments) as shown in note H13 to Prudential’s consolidated financial statements in Item 18. Long-term debt comprises the core structural borrowings of shareholder-financed operations and the £100 million 8.5 per cent undated subordinated guaranteed bonds of Scottish Amicable Finance plc. Other borrowings comprise operational borrowings attributable to shareholder-financed operations and borrowings attributable to with-profits operations but excluding the £100 million 8.5 per cent undated subordinated guaranteed bonds of Scottish Amicable Finance plc.
(iii)	Comprising unfunded commitments for investments in limited partnerships of £298 million (2012: £325 million) and unfunded commitments related to mortgage loans of £132 million (2012: £86 million) and commitments to purchase or develop investment properties of £92 million (2012: £5).
(iv)	Amounts due in less than one year include amounts attributable to unit holders of consolidated unit trusts and similar funds of £5,278 million.

Group Consolidated Cash Flows

The discussion that follows is based on the consolidated statement of cash flows prepared under IFRS and presented in Item 18 of this Form 20-F.

Net cash inflows in 2013 were £789 million. This amount comprised inflows of £1,324 million from operating activities less outflows of £584 million from investing activities plus inflows of £49 million from financing activities.

Net cash outflows in 2012 were £513 million. This amount comprised inflows of £705 million from operating activities less outflows of £326 million from investing activities less outflows of £892 million from financing activities.

Net cash inflows in 2011 were £568 million. This comprised inflows of £1,648 million from operating activities less outflows of £167 million from investing activities and £913 million from financing activities.

The Group held cash and cash equivalents of £6,785 million at 31 December 2013 compared with £6,126 million and £6,741 million at 31 December 2012 and 2011, respectively.

Item 6. Directors, Senior Management and Employees

The Prudential Board consists of 16 directors as at 8 April 2014.

Set forth below are the names, ages, positions, business experience and principal business activities performed by the current directors of Prudential, as well as the dates of their initial appointment as directors, including those directors who joined the Board during 2013 and up until the date of filing. Ages given are as at 8 April 2014. In addition, Keki Dadiseth FCA, Michael Garrett, Robert Devey and John Foley retired from the Board on 1 May, 31 August, 5 September 2013, and 1 April 2014 respectively.

Paul Manduca 62 Chairman Nationality: British

Skills and experience

Paul Manduca was the Senior Independent Director prior to his appointment as Chairman. He was also a member of the Audit and Remuneration Committees from October 2010 to June 2012 and a member of the Nomination Committee from January 2011.

Appointment date October 2010 Chairman from July 2012 Committee membership Chairman of the Nomination Committee (from July 2012)	From September 2005 until March 2011, Paul was a non-executive director of Wm Morrison Supermarkets Plc (Morrisons). During that time, he was the Senior Independent Director, a member of the Nomination Committee and Chairman of the Remuneration Committee, and prior to that he chaired their Audit Committee. Paul retired as Chairman of JPM European Smaller Companies Investment Trust Plc in December 2012 and was the Chairman of Aon UK Limited until September 2012. He was also a non-executive director and Chairman of the Audit Committee of KazMunaiGas Exploration & Production until the end of September 2012.

Paul was the Senior Independent Director and Chairman of the Audit Committee of Development Securities plc until March 2010, Chairman of Bridgewell Group plc until 2007 and a director of Henderson Smaller Companies Investment Trust plc until 2006. Prior to that, he was European CEO of Deutsche Asset Management from 2002 to 2005, global CEO of Rothschild Asset Management from 1999 to 2002 and founding CEO of Threadneedle Asset Management Limited from 1994 to 1999 when he was also a director of Eagle Star and Allied Dunbar. Paul is a member of the Securities Institute, a former Chairman of the Association of Investment Companies from 1991 to 1993, and a former member of the Takeover Panel.

Paul is the Chairman of Henderson Diversified Income Limited.

Tidjane Thiam 51 Group Chief Executive	Skills and experience Tidjane was the Chief Financial Officer from March 2008 until his appointment as Group Chief Executive in 2009.

Nationality: French

Appointment date March 2008 Group Chief Executive from October 2009	Tidjane spent the first part of his professional career with McKinsey & Company in Paris and New York, serving insurance companies and banks. He then spent a number of years in Africa where he was Chief Executive and later Chairman of the National Bureau for Technical Studies and Development in Côte d’Ivoire and a cabinet member as Secretary of Planning and Development. Tidjane returned to France to become a partner with McKinsey & Company and one of the leaders of their Financial Institutions practice before joining Aviva in 2002. He worked at Aviva until 2008, holding successively the positions of Group Strategy and Development Director, Managing Director of Aviva International, Group Executive Director and Chief Executive Officer, Europe.

Tidjane was a non-executive director of Arkema in France until November 2009. He is a member of the Board of the Association of British Insurers (ABI) and was appointed as their Chairman in July 2012. He is a member of the Council of the Overseas Development Institute (ODI) in London, a member of the Africa Progress Panel chaired by Kofi Annan and a sponsor of Opportunity International. Tidjane is a member of the UK-ASEAN Business Council and of the Strategic Advisory Group on UK Trade and Investment. In January 2012, Tidjane was appointed to the Prime Minister’s Business Advisory Group and has been a member of the European Financial Services Round Table (EFR) since January 2013. Tidjane was awarded the Légion d’honneur by the French President in July 2011 and the 2013 Grand Prix de L’Economie by the French newspaper Les Echos. In January 2014, Tidjane was appointed as a British Business Ambassador by invitation from the Prime Minister.

EXECUTIVE DIRECTORS
Nicolaos Nicandrou ACA 48 Chief Financial Officer Nationality: British Appointment date October 2009

Skills and experience

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

Pierre-Olivier Marie Georges Bouée 43 Group Chief Risk Officer Nationality: French Appointment date 1 April 2014

Skills and experience

Pierre-Olivier joined Prudential in 2008 as Business Representative for Asia and Director of Strategy and Corporate Development. At the same time he joined the Board of Prudential Corporation Asia. In 2009 he took on the additional role of Managing Director CEO Office, while maintaining his responsibilities for Group strategy and coordinating the relationship between Group Head Office and the Asian business. From 2004 until 2008, he worked for Aviva, first as Director, Group Strategy and then as Director of Central & Eastern Europe. Pierre-Olivier began his career as a civil servant in the French Treasury, where he worked at the Secretariat of the Paris Club, before joining McKinsey in 2000 as a consultant working mainly in the international financial institutions sector.

Jacqueline Hunt 45 Chief Executive, Prudential UK & Europe Nationality: British Appointment date 5 September 2013

Skills and experience

Jackie Hunt was appointed as Director and Chief Executive of Prudential UK & Europe on 5 September 2013. Before joining Prudential, Jackie was a Director and Chief Financial Officer of Standard Life from May 2010. She joined Standard Life in January 2009 as Deputy Chief Financial Officer and before this, she held various senior management roles at Aviva, including Chief Financial Officer at Norwich Union. After qualifying as a Chartered Accountant with Deloitte & Touche in South Africa, Jackie worked for PricewaterhouseCoopers and Royal & Sun Alliance before joining Aviva in 2003.

Jackie is a non-executive director of National Express Group PLC and a Member of the Board. She was previously Chair of the Prudential Financial and Taxation Committee of the Association of British Insurers.

Michael McLintock 53 Chief Executive, M&G	Skills and experience Michael McLintock is the Chief Executive of M&G, a position he held at the time of M&G’s acquisition by Prudential in 1999, having joined M&G in 1992.

Nationality: British Appointment date September 2000

From 2001 to 2008, Michael also served on the Board of Close Brothers Group plc as a non-executive director.

Michael has been a Trustee of the Grosvenor Estate since October 2008 and was appointed as a non-executive director of Grosvenor Group Limited in March 2012. He has been a member of the Finance Committee of the MCC since October 2005.

Barry Stowe 56 Chief Executive, PCA Nationality: American Appointment date November 2006

Skills and experience

Barry Stowe is the Chief Executive of Prudential Corporation Asia, a position he has held since October 2006. Before joining Prudential, he was President, Accident & Health Worldwide for AIG Life Companies. He joined AIG in 1995, and prior to that was President and CEO of Nisus, a subsidiary of Pan-American Life, from 1992 to 1995. Before joining Nisus, Barry spent 12 years at Willis Corroon in the US. From October 2008 to October 2011 Barry was a director of the Life Insurance Marketing Research Association (LIMRA) and the Life Office Management Association (LOMA).

Barry is a member of the Board of Directors of the International Insurance Society. He is also a member of the Board of Visitors of Lipscomb University, a member of the Board of Managers of the Hong Kong International School and Chairman of Save the Children (HK) Ltd.

Michael Wells 53 Chief Executive, Jackson Nationality: American Appointment date January 2011

Skills and experience

Mike Wells is President and CEO of Jackson National Life Insurance Company (‘Jackson’). Mike has served in a variety of senior and strategic positions at Jackson over the last 15 years, including President of Jackson National Life Distributors. Mike has been Vice Chairman and Chief Operating Officer of Jackson for the last nine years. During this period he has led the development of Jackson’s variable annuity business and has been responsible for IT, strategy, operations, communications, distributions, Curian and the retail broker dealers.

NON-EXECUTIVE DIRECTORS

The Hon. Philip Remnant CBE ACA 59 Senior Independent Director Nationality: British Appointment date 1 January 2013

Skills and experience

Philip Remnant was a senior adviser at Credit Suisse until December 2013. Philip was previously a Vice Chairman of Credit Suisse First Boston (CSFB) Europe and Head of the UK Investment Banking Department. Philip was seconded to the role of Director General of the Takeover Panel, which administers the UK’s code on takeovers and mergers, from 2001 to 2003 and again in 2010. He served on the Board of Northern Rock plc from 2008 to 2010 and from 2007 to 2012 was Chairman of the Shareholder Executive, which manages the relationships between the UK Government and the businesses in which it is a shareholder.

Committee memberships: Remuneration Committee (from January 2013) Audit Committee (from January 2013) Nomination Committee (from January 2013)	He is a Deputy Chairman of the Takeover Panel, a non-executive director of Severn Trent plc (since March 2014) and of UK Financial Investments Limited (since 2009). Philip is also Chairman of City of London Investment Trust plc (since 2011).

Howard Davies 63 Non-executive director Nationality: British Appointment date October 2010

Skills and experience

Sir Howard is chairman of the Phoenix Group, and a Professor at Institut d’Etudes Politiques (Sciences Po). He is also Chairman of the UK Government’s Airports Commission. He chairs the International Advisory Board of the China Securities Regulatory Commission and is a member of the International Advisory Board of the China Banking Regulatory Commission. In addition, Sir Howard is an independent director of Morgan Stanley Inc. and a Director of the National Theatre.

Committee memberships: Chairman of the Risk Committee (from October 2010) Audit Committee (from November 2010) Nomination Committee (from July 2012)

Ann Godbehere FCGA 58

Non-executive director

Nationality: British

Appointment date

August 2007

Committee memberships:

Chairman of the Audit Committee

(from October 2009)

Risk Committee

(from November 2010)

Nomination Committee

(from July 2012)

Skills and experience

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

From its nationalisation in 2008 until January 2009, Ann was Interim Chief Financial Officer and Executive Director of Northern Rock. Ann is a non-executive director of British American Tobacco p.l.c., Rio Tinto plc, Rio Tinto Limited, UBS AG, and Arden Holdings Limited. Until March 2014 she was also a director of Atrium Underwriting Group Limited and Atrium Underwriters Limited.

Alexander Johnston (Alistair) CMG FCA 61 Non-executive director Nationality: British Appointment date January 2012 Committee membership: Audit Committee (from January 2012)

Skills and experience

Alistair was a partner of KPMG from 1986 to 2010. He joined KPMG (then Peat Marwick Mitchell) in 1973 and held a number of senior leadership positions. These included Vice Chairman of UK Financial Services and Head of UK Insurance Practice, International Managing Partner - Global Markets and UK Vice Chairman. Latterly, he served as a Global Vice Chairman of KPMG from 2007 to 2010.

Alistair acted as a non-executive director of the Foreign & Commonwealth Office from 2005 to 2010 and chaired the audit committee until 2009. He was an Association Member of BUPA until January 2012.

Alistair is a member of the Strategy and Development Board and a Visiting Professor at Cass Business School. He is also a Trustee of the Design Museum in London and a Trustee of Create Arts.

Kaikhushru Nargolwala FCA 63 Non-executive director Nationality: Singaporean

Skills and experience

Kai Nargolwala was the non-executive Chairman of Credit Suisse Asia Pacific until December 2011, having joined Credit Suisse in 2008 as a member of the Executive Board and CEO of the Asia Pacific region.

Appointment date January 2012 Committee memberships: Remuneration Committee (from January 2012) Risk Committee (from January 2012)

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

Kai is currently a non-executive director and lead independent director of Singapore Telecommunications Limited, a member of the Board of the Casino Regulatory Authority of Singapore, a non-executive director of PSA International Pte. Limited, Chairman of the Governing Board of the Duke-NUS Graduate Medical School and a director and Chairman of Clifford Capital Pte. Limited. Kai was appointed as a director of Credit Suisse Group AG in April 2013 and became a member of the Singapore Capital Markets Committee of the Monetary Authority of Singapore in January 2014.

Anthony Nightingale CMG SBS JP 66 Non-executive director Nationality: British Appointment date 1 June 2013

Skills and experience

Anthony Nightingale was Managing Director of the Jardine Matheson Group from 2006 to 2012. He joined that Group in 1969 and held a number of senior positions before joining the Board of Jardine Matheson Holdings in 1994. Anthony is now a non-executive director of Jardine Matheson Holdings and of other Jardine Matheson group companies. These include Dairy Farm, Hongkong Land, Jardine Cycle & Carriage, Jardine Strategic and Mandarin Oriental.

Committee membership: Remuneration Committee (from June 2013)	Anthony is also a commissioner of Astra International, a non-executive director of Schindler Holding AG and China Xintiandi Limited, and a senior adviser to Academic Partnerships International and Dickson Concepts. He is a Hong Kong representative to the APEC Business Advisory Council and Chairman of The Hong Kong-APEC Trade Policy Study Group. He is also a member of the Securities and Futures Commission Committee on Real Estate Investment Trusts, a council member of the Employers’ Federation of Hong Kong, a member of the UK-ASEAN Business Council Advisory Panel, a Non-Official member of the Commission on Strategic Development in Hong Kong and Chairman of the Mission to Seamen in Hong Kong. Anthony is a past chairman of the Hong Kong General Chamber of Commerce.

Alice Schroeder 57 Non-executive director Nationality: American Appointment date 10 June 2013

Skills and experience

Alice Schroeder began her career as a qualified accountant at Ernst & Young in 1980 where she worked for 11 years before leaving to join the Financial Accounting Standards Board as a manager. From September 1993 she worked at various investment banks leading teams of analysts specialising in property-casualty insurance before joining Morgan Stanley, where she became a Managing Director in 2001, heading the Global Insurance Equity Research team. In May 2003 Alice became a senior adviser at Morgan Stanley, leaving in November 2009. She is a highly respected analyst and the author of the official biography of Warren Buffett, Chairman and CEO of Berkshire Hathaway.

Committee membership: Audit Committee (from June 2013)	Alice is an independent Board member of Cetera Financial Group and an independent director of WebTuner Corp. She is a member of the National Association of Corporate Directors, Women Corporate Directors and a Board member of The Committee of 200 Foundation.

Lord Turnbull KCB CVO 69 Non-executive director Nationality: British	Skills and experience Lord Turnbull was a member of the Remuneration Committee from November 2010, and a member of the Audit Committee from January 2007 to November 2010.

Appointment date May 2006 Committee memberships: Chairman of the Remuneration Committee (from June 2011) Risk Committee (from November 2010) Nomination Committee (from June 2011)

Lord Turnbull entered the House of Lords as a Life Peer in 2005. In 2002 he became Secretary of the Cabinet and Head of the Home Civil Service until he retired in 2005. Prior to that he held a number of positions in the Civil Service, including Permanent Secretary at HM Treasury; Permanent Secretary at the Department of the Environment (later Environment, Transport and the Regions); Private Secretary (Economics) to the Prime Minister; and Principal Private Secretary to Margaret Thatcher and then John Major. He joined HM Treasury in 1970.

Lord Turnbull is a non-executive director of Frontier Economics Limited and The British Land Company PLC. He was formerly Chairman of BH Global Limited until January 2013 and a non-executive director of the Arup Group from 2006 to 2007. He also worked part-time as a Senior Adviser to the London partners of Booz and Co (UK) until February 2011.

Other Executive Officers

The heads of Prudential’s business units, Prudential UK and Europe, M&G, Jackson National Life Insurance Company and Prudential Corporation Asia, are also directors of Prudential as set forth above. For information relating to the compensation paid or accrued to all Prudential directors see Item 6, ‘Compensation’.

Compensation

DIRECTORS’ REMUNERATION POLICY

This Remuneration Policy will apply following the AGM on 15 May 2014 (subject to shareholder approval).

Total remuneration for our executive directors is made up of a number of elements. The purpose of each element is set out below:

	Component	Purpose
Fixed Pay	Base salary	Paying salaries at a competitive level enables the Company to recruit and retain key executives.
Benefits

The benefits provided to executives are items and allowances that assist them in carrying out their duties efficiently.

Expatriate and relocation benefits allow Prudential to attract high calibre executives in the international talent market and deploy them appropriately within the Group.

	Provision for an income in retirement	Pension benefits provide executives with opportunities to save for an income in retirement.

Variable pay	Annual cash bonus	Payments under the Annual Incentive Plan (AIP) incentivise the delivery of stretching financial and personal objectives which are drawn from the annual business plan.
	Annual deferred bonus	The Company mandates that a proportion of each executive director’s annual bonus is not paid in cash and must be deferred. The deferred bonus is subject to malus provisions designed to ensure that performance is sustained. Deferral into shares aligns the interests of our executive directors with our shareholders and helps to ensure a focus on the longer-term sustainable success of the Company.
Prudential Long Term Incentive Plan (“PLTIP”)

The Prudential Long Term Incentive Plan is designed to incentivise the delivery of:

•    Longer- term business plans;

•    Sustainable long-term returns for shareholders; and

•    Adherence to the Group’s risk appetite.

Awards are made in Prudential shares; aligning the experience of executives and shareholders.

	M&G Executive LTIP	The M&G Executive LTIP is designed to incentivise the delivery of: • Longer-term sustainable growth; • Adherence to the Group’s and M&G’s risk appetite.

Legacy long term incentives	Group Performance Share Plan (“GPSP”)

The GPSP was designed to incentivise the achievement of sustainable long-term returns for shareholders.

Awards were made in Prudential shares; aligning the absolute shareholder experience of executives and shareholders.

Business Unit Performance Plan (“BUPP”)

The BUPP was designed to incentivise the delivery of business unit performance for executives who have regional responsibilities. These directors received awards under both the GPSP and the BUPP to ensure a dual focus on business unit and Group performance.

Awards were made in Prudential shares aligning the absolute shareholder experience of executives and shareholders.

Fixed pay policy for executive directors

Component	Operation	Opportunity
Base salary

Prudential’s policy is to offer all executive directors base salaries which are competitive within their local market.

The Committee reviews salaries annually with changes effective from 1 January. In determining base salaries for each executive, the Committee considers factors such as:

•   Salary increases for all employees;

•   The performance and experience of the executive;

•   Group or business unit financial performance; and

•   Internal relativities.

Additionally, economic factors such as inflation are considered. Having taken a view on the appropriate levels of increase based on these criteria, market data is reviewed with the intention that any resultant salary remains within a competitive range.

As the Company has executive directors based in multiple geographies, and within insurance and asset management businesses, the Remuneration Committee reviews data from a number of different markets which it believes to be the most relevant benchmarks. The benchmarks used are disclosed in the Annual Report on Remuneration.

Salaries are typically paid in the local currency of the country where the executive is based. This means that the reported salary in the ‘single figure’ table may fluctuate due to currency movements. The Committee may also determine that the salary of an executive is set in an alternative currency (for example US dollars).

Annual salary increases for executive directors will normally be in line with the increases for other employees across our business units. However, there is no prescribed maximum annual increase.

Component	Operation	Opportunity
Benefits

Prudential’s policy is for the Committee to have the discretion to offer executive directors benefits which reflect their individual circumstances and are competitive within their local market, including:

•   Health and wellness benefits;

•   Protection and security benefits;

•   Transport benefits;

•   Family and education benefits;

•   All employee share plans and savings plans; and

•   Relocation and expatriate benefits.

No benefits are pensionable.

The maximum paid will be the cost to the company of providing these benefits. The cost of these benefits may vary from year to year but the Committee is mindful of achieving the best value from providers.

Provision for an income in retirement

Prudential’s policy is to offer all executive directors a pension provision which is competitive within their local market.

The pension provision for executive directors depends on the arrangements in place for other employees in their business unit when they joined the Group.

Those executives who joined the Group before June 2003 were entitled to join the defined benefit plans available at that time. At the end of 2013, no executive director was an active member of a Group defined benefit scheme.

Executives who are not an active member of a defined benefit scheme have the option to:

•   Receive payments into a defined contribution scheme, or

•   Take a cash supplement in lieu of contributions.

Jackson’s Defined Contribution Retirement Plan has a guaranteed element (6 per cent of pensionable salary) and additional contributions (up to a further 6 per cent of pensionable salary) based on the profitability of JNL.

Executive directors are entitled to receive pension contributions or a cash supplement (or combination of the two) up to a total of 25 per cent of base salary or, retain membership of a defined benefit scheme.

In addition, the Chief Executive, PCA receives statutory contributions into the Mandatory Provident Fund.

Annual bonus policy for executive directors

Annual Bonus

Operation

Currently all executive directors participate in the Annual Incentive Plan (AIP).

The AIP awards for all executive directors are subject to the achievement of financial and personal objectives. Business unit chief executives either have measures of their business unit’s financial performance in the AIP or they may participate in a business unit specific bonus plan. For example, the President and CEO, JNL currently participates in the Jackson Senior Management Bonus Pool as well as in the AIP.

Determining annual bonus payments

No bonus is payable under the AIP for performance at or below the threshold level, increasing to 100 per cent for achieving or exceeding the maximum level.

The Committee determines the annual incentive payment for each executive director with reference to the performance achieved against targets.

The Jackson Senior Management Bonus Pool is calculated based on JNL’s financial performance and distributed to Jackson’s leadership team.

In assessing performance the Committee will take into account the personal performance of the director and the Group and/or business units’ adherence to the risk appetite and framework as well as other relevant factors. To assist them in their assessment the Committee considers a report from the Group Chief Risk Officer on adherence to the Group’s risk appetite and framework.

Unusual circumstances

See the ‘Approach to recruitment remuneration’ and ‘Policy for loss of office’ sections for details of the Committee’s powers in respect of AIP participants joining or leaving the Group.

Opportunity

The Chief Executive, M&G has a bonus opportunity of 0.75 per cent of M&G’s IFRS profit, capped at six times salary.

For other executive directors the maximum AIP opportunity is up to 200% of salary. Annual awards are disclosed in the relevant Annual Report on Remuneration.

In addition to the AIP, the President & CEO, JNL receives a ten per cent share of the Jackson Senior Management Bonus Pool.

Performance measures

The Committee has the discretion to determine the specific performance conditions attached to each AIP cycle and to set annual targets for these measures with reference to the business plans approved by the Board. The financial measures used for the AIP will typically include profit, cash and capital adequacy. For the measures used in 2013 and 2014 please refer to our annual report on remuneration.

Jackson’s profitability and other key financial measures determine the value of the Jackson Senior Management Bonus Pool.

The current weighting of the performance measures are:

	Financial	Personal
Group Investment Director[1]	50%	50%
Chief Executive, UK & Europe	80%	20%
Chief Executive, M&G	80%	20%
Chief Financial Officer	80%	20%
Chief Executive, PCA	80%	20%
Group Chief Executive	80%	20%
President & CEO, JNL[2]	80%	20%

1.	The Group Investment Director is responsible for oversight of Prudential’s investment activities, with particular emphasis on ensuring alignment to the Group’s risk appetite. The weighting of his bonus objectives reflect this role.
2.	The President & CEO, JNL also participates in the Jackson Senior Management Bonus Pool. The whole of the Pool is determined by financial performance.

John Foley, Group Investment Director, stepped down from the Board on 1 April 2014, and Pierre-Olivier Bouée, Group Chief Risk Officer, was appointed to the Board on the same date. See “Changes to the Board on 1 April 2014” for further context on the disclosure above and additional details.

The Committee retains the discretion to adjust and/or set different performance measures if events occur (such as a change in strategy, a material acquisition and/or divestment of a Group business or a change in prevailing market conditions) which cause the Committee to determine that the measures are no longer appropriate and that amendment is required so that they achieve their original purpose.

Deferred bonus shares

Operation

All executive directors are required to defer a percentage of their total annual bonus into Prudential shares. Currently all directors defer 40 per cent of bonus for three years.

Determining the release of the award

When awards are released they are increased to reflect the number of shares which could have been purchased with the dividends paid on the released shares, during the deferral period.

The Committee has the authority to apply a malus adjustment to all, or a portion of, an outstanding deferred award. This power could be invoked in specific circumstances, for example, if a business decision taken during the performance period led to a material breach of a law or regulation or if there is a material adverse restatement of the accounts for that period.

Unusual circumstances (including change of control)

In the event of a corporate transaction (e.g. takeover, merger, winding up, rights issue etc), the Remuneration Committee will determine whether awards will:

•	Vest in part or in full, and/or

•	Continue in accordance with the rules of the Plan; and/or

•	Lapse and, in exchange, the Participant will be granted an award under any other share or cash incentive plan which the Remuneration Committee, considers to be broadly equivalent to the award.

See the ‘Approach to recruitment remuneration’ and ‘Policy for loss of office’ sections, for details of the Committee’s powers in respect of AIP participants joining or leaving the Group.

Opportunity

The maximum vesting under this arrangement is 100 per cent of the original deferral plus accrued dividend shares.

Performance measures

The level of the initial deferred bonus awards are determined by the value of the bonus in respect of performance in the previous year as described in the table above. The release of awards is not subject to any further performance conditions.

Long-term incentive policy for executive directors

Prudential Long Term Incentive Plan (“PLTIP”)

Operation

Prudential’s policy is that executive directors receive long-term incentive awards with full vesting only achieved if the Company meets stretching performance targets.

The Rules of the PLTIP were approved by shareholders in 2013. The Committee will operate this Plan in line with these Rules.

Granting awards

The PLTIP is a conditional share plan: the shares which are awarded will ordinarily be released to directors after three years to the extent that performance conditions have been met. If performance conditions are not achieved in full, the unvested portion of any award lapses and performance cannot be retested.

The levels of award made under the PLTIP in 2014 (as a percentage of salary) are:

Group Investment Director – 250%

CEO, UK – 225%

CEO, M&G – 150%

Chief Financial Officer – 250%

CEO, PCA – 225%

Group Chief Executive – 400%

CEO, JNL – 460%

The PLTIP has a three-year performance period (although the Committee has the discretion to apply shorter or longer performance periods when the PLTIP is used for buy-out awards on recruitment).

Determining the release of the award

The Committee has the authority to apply a malus adjustment to all, or a portion of, an outstanding PLTIP award. This power could be invoked, for example, if a business decision taken during the performance period led to a material breach of a law or regulation or if there is a material adverse restatement of the accounts for that period. The Committee also has the discretion to postpone the vesting date of the award.

When awards are released they are increased to reflect the number of shares which could have been purchased with the dividends paid on the released shares, between the awards being granted and released. However, the Committee has the discretion to determine that the number of dividend shares should be reduced or forfeited.

Unusual circumstances (including change of control)

In the case of a corporate transaction (e.g. takeover, merger, winding up, rights issue etc) the Committee may determine that awards will be exchanged for replacement awards (either in cash or shares) of equal value or be released. Where awards are released the Remuneration Committee will have regard to the performance of the Company, the time elapsed between the date of grant and the relevant event and any other matter which the Remuneration Committee considers relevant or appropriate.

The Committee may make amendments to the Rules of the Plan which are minor and to benefit the administration of the Plan, which take account of any changes in legislation, and/ or which obtain or maintain favourable tax, exchange control or regulatory treatment. No amendments may be made to the advantage of participants without prior shareholder approval.

See the ‘Approach to recruitment remuneration’ and ‘Policy for loss of office’ sections, for details of the Committee’s powers in respect of PLTIP participants joining or leaving the Group.

Opportunity

The value of shares awarded under the PLTIP (in any given financial year) may not exceed 550 per cent of the executive’s annual basic salary.

Awards made in a particular year are usually significantly below this limit. The levels of award in 2014 are shown above. The Committee do not envisage increasing these over the life of the policy and would consult with major shareholders before doing so. In addition, these would be disclosed in the relevant annual report on remuneration and be subject to an advisory vote at the AGM.

The maximum vesting under the PLTIP is 100 per cent of the original share award plus accrued dividend shares.

Performance measures

The performance conditions attached to PLTIP awards are:

•	Relative TSR (50 per cent of award); and

•	Group IFRS profit (50 per cent of award); or

•	Business unit IFRS profit (50 per cent of award).

The performance conditions attached to each award is dependent on the role of the executive and will be disclosed in the relevant Annual Report on Remuneration.

The awards made under the PLTIP to the Chief Executive, M&G are subject only to the TSR performance condition as the IFRS profit of M&G is a performance condition under the M&G Executive LTIP.

Relative TSR

Relative TSR is measured over three years. 25 per cent of this portion of each award will vest for achieving the threshold level of median increasing to full vesting for meeting the stretch level of upper quartile.

TSR is measured against a peer group of international insurers (currently 18) which are similar to Prudential in size, geographic footprint and products. The peer group for each award is disclosed in the relevant Annual Report on Remuneration.

IFRS profit

Three year cumulative IFRS operating profit is assessed at Group or business unit level.

Threshold and maximum achievement levels will be set at the beginning of the performance periods in line with the three year business plan. 25 per cent of this portion of the award will vest for achieving threshold performance increasing to full vesting for meeting stretch targets. The target for Group IFRS operating profit will be disclosed when the performance period ends.

Committee discretions

For any award made under the PLTIP to vest, the Committee must be satisfied that the quality of the Company’s underlying financial performance justifies the level of reward delivered at the end of the performance period.

For current awards

The Committee may revise the peer group used to measure relative TSR to reflect events such as mergers, demergers, listings and delistings.

As set out in the Rules of the PLTIP, which were approved by shareholders at the 2013 AGM, the Committee has the discretion to amend the performance conditions attached to an award if circumstances relevant to the performance condition have changed, and the Committee is satisfied that the amended measure will be a fairer measure of performance and no more or less demanding than the original condition. The Committee will consult with major shareholders before revising performance conditions on outstanding awards under the PLTIP. In addition, these would be disclosed in the relevant Annual Report on Remuneration and would be subject to an advisory vote at the AGM.

For future awards

For new awards, organisations may be included in the peer group if their size, geographic footprint and products become similar to those of the Company. Organisations which no longer meet such criteria may be excluded from the peer group.

The Committee retains the ability to adjust and/or set different performance measures (or the weighting of performance conditions) which apply to future long-term incentive awards if events occur (such as a change in strategy, a material acquisition and/or divestment of a Group business or a change in prevailing market conditions) which cause the Committee to determine that the measures are no longer appropriate and that amendment is required so that they achieve their original purpose. The Committee will consult with major shareholders before revising performance conditions on future awards under the PLTIP. In addition, these would be disclosed in the relevant Annual Report on Remuneration and would be subject to an advisory vote at the AGM.

M&G Executive LTIP

Operation

Granting awards

The Chief Executive, M&G currently receives awards under the M&G Executive LTIP. Under this plan an annual award of phantom shares is made with a notional starting share price of £1. The phantom share price at vesting is determined by the performance of M&G over the three year performance period.

Determining the release of the award

Awards are settled in cash.

The Committee has the authority to apply a malus adjustment to all, or a portion of, an outstanding M&G Executive LTIP award. This power could be invoked, for example, if a business decision taken during the performance period led to a material breach of a law or regulation or if there is a material adverse restatement of the accounts for that period.

Unusual circumstances (including change of control)

In the event of a change of control, the Committee may determine that the award will vest immediately or continue until the original vest date.

See the ‘Approach to recruitment remuneration’ and ‘Policy for loss of office’ sections for details of the Committee’s powers in respect of M&G Executive LTIP participants joining or leaving the Group.

Opportunity

The Chief Executive, M&G receives an award with an initial value of 300 per cent of salary under the M&G Executive LTIP.

The maximum vesting under the M&G Executive LTIP is 100 per cent of the number of phantom shares originally awarded.

Performance measures

The phantom share price at vesting is currently determined by the increase or decrease in M&G’s profitability with profit and investment performance adjustments also applied.

Where the investment performance of M&G’s funds is in the top two quartiles during the three-year performance period, the value of phantom shares vesting will be enhanced. The value of phantom shares may be doubled if performance is in the top quartile. Investment performance in the bottom quartile will result in awards being forfeited, irrespective of any profit growth.

If profits in the third year of the performance period are less than the average annual profit generated over the performance period the award will be reduced, potentially down to zero.

Share ownership guidelines for executive directors

Operation

The share ownership guidelines for the executive directors were increased as part of the review of remuneration architecture approved by shareholders in 2013. The revised guidelines, effective from 1 January 2013, are:

•	350 per cent of salary for the Group Chief Executive; and

•	200 per cent of salary for other executive directors.

Executives have five years from the implementation of this policy (or the date of their appointment, if later) to build this level of ownership. Shares earned and deferred under the Annual Incentive Plan are included in calculating the executive director’s shareholding for these purposes. Unvested share awards under long-term incentive plans are not included.

Progress against the share ownership guidelines is detailed in the “Statement of directors’ shareholdings” section of the Annual Report on Remuneration.

Variable pay policy for executive directors (legacy plans)

Group Performance Share Plan (“GPSP”) and Business Unit Performance Plan (“BUPP”)

Operation

Prior to the approval of the PLTIP, the Group Performance Share Plan and the Business Unit Performance Plan were the principal long-term incentive plans operated for executive directors.

All executive directors were eligible to participate in the GPSP. The Chief Executive, UK & Europe, Chief Executive, PCA and President & CEO, JNL also received awards under the Business Unit Performance Plan.

The GPSP & BUPP are conditional share plans: the shares which were awarded will be released to directors to the extent that performance conditions have been met, over the three-year performance period.

Determining the release of the award

The Committee has the discretion to reduce the proportion of an award that will vest or determine that an award will be forfeited or to postpone the vesting date of the award to allow the Committee to consider whether any part of the award should vest.

When awards are released they are increased to reflect the number of shares which could have been purchased with the dividends paid on the released shares, during the performance period. However, the Committee has the discretion to determine that the number of dividend shares should be reduced or forfeited.

Unusual circumstances (including change of control)

If an award vests early as a result of a corporate transaction (e.g. takeover, merger, winding up, rights issue etc) awards may be exchanged for replacement award (either in cash or shares) of equal value or released. Where the awards are released the Remuneration Committee will have regard to the performance of the Company, the time elapsed between the date of grant and the relevant event and any other matter which the Remuneration Committee considers relevant or appropriate.

See the ‘Approach to recruitment remuneration’ and ‘Policy for loss of office’ sections for details of the Committee’s powers in respect of GPSP and BUPP participants joining or leaving the Group.

Opportunity

The maximum award which could be made to a participant under the GPSP and BUPP in total in any year was 550 per cent of salary.

The maximum vesting under the GPSP and BUPP is 100 per cent of the original award plus accrued dividends.

Performance measures

GPSP

GPSP awards normally vest on the basis of the Group’s Total Shareholder Return (TSR) performance. TSR is the combination of the share price growth and the dividends paid. Awards made prior to 2013 are subject to Prudential’s TSR achievement over the performance period compared with the TSR of an index composed of international insurers.

For threshold performance of meeting the index, 25 per cent of the award vests. This increases on a straight-line basis to 75 per cent vesting for performance of 110 per cent of the index and full vesting for 120 per cent of the index. The same performance condition also applies to the UK BUPP.

The peer group for outstanding awards made is disclosed in the relevant Annual Report on Remuneration. The Remuneration Committee may revise this peer group to reflect events such as mergers, demergers and delistings.

Some awards were granted using alternative performance conditions, e.g. UK IFRS operating profit and TSR on a ranked basis where the Committee considered it appropriate.

Asia BUPP

Asia BUPP awards are dependent on the achievement of PCA’s new business profit, IFRS profit and cash remittance measured over a cumulative three-year period. Each of these measures will determine vesting of one third of each award. Threshold performance results in 30 per cent of the award vesting increasing to 100 per cent for stretch performance.

Jackson BUPP

Vesting of awards made under the Jackson BUPP are dependent on Shareholder Capital Value (SCV) growth over the performance period. At threshold performance of 8 per cent compound annual growth in SCV, 30 per cent of the award vests. This increases on a straight-line basis to 75 per cent vesting for 10 per cent growth, and full vesting for 12 per cent compound annual growth in SCV.

Committee discretions

In addition, for any award made under the GPSP or the BUPP to vest, the Committee must be satisfied that the quality of the Company’s underlying financial performance justifies the level of reward delivered at the end of the performance period. If performance measures are not achieved in full, the unvested portion of any award lapses and performance cannot be retested.

As set out in the rules of the GPSP and BUPP the Committee has the discretion to amend the performance conditions attached to an award if circumstances relevant to the performance condition have changed and the Committee is satisfied that the amended measure will be a fairer measure of performance and no more or less demanding than the original condition. The Committee may make amendments to the Rules of the Plan which are minor and to benefit the administration of the Plan, which take account of any changes in legislation, and/ or which obtain or maintain favourable tax, exchange control or regulatory treatment. No amendments may be made to the advantage of participants without prior shareholder approval.

Notes to the Remuneration Policy Table for executive directors

Determining the performance measures

The Committee selected the performance measures which currently apply to variable pay plans on the following basis:

AIP

The performance measures are selected to incentivise the delivery of the Group’s business plan, specifically to ensure that financial objectives are delivered whilst maintaining adequate levels of capital. Executives are also rewarded for the achievement of personal objectives. These personal objectives include the executive’s contribution to Group strategy as a member of the Board and specific goals related to their functional and/or business unit role.

PLTIP

Awards made under the PLTIP are currently subject to the achievement of IFRS profit targets and Relative TSR. IFRS profit was selected as a performance measure because it is central to the management of the business and a key driver of shareholder value. Relative TSR was selected as a performance measure because it focuses on the value delivered to shareholders – aligning the long term interests of shareholders with those of executives. There is one exception; awards made under the PLTIP to the CEO, M&G are subject only to the TSR performance condition. His annual awards under the M&G Executive LTIP (see below) are subject to an IFRS profit target, thereby ensuring that he has the same combination of performance targets as other executives.

M&G Executive LTIP

The performance measures under the M&G Executive LTIP are currently M&G’s IFRS operating profit and investment performance. IFRS profit was selected as a performance measure as it is central to the management of the business and a key driver of shareholder value. Investment performance was selected as a performance measure as it is the principal measure of the relative return which M&G provides to its investors and is crucial in ensuring the long-term success of M&G.

GPSP

The performance measure under the GPSP is Relative TSR. Relative TSR was selected as a performance measure because it focuses on the value delivered to shareholders—aligning the long term interests of shareholders with those of executives.

Asia BUPP

The performance measures under the PCA BUPP are PCA IFRS operating profit, PCA new business profit and PCA cash remittances. These measures were selected as performance measures because they reflected the growth and cash strategy of PCA.

Jackson BUPP

The performance measure under the Jackson BUPP is shareholder capital value growth. This was selected as a performance measure because it is an estimation of the shareholder value created by the Jackson business over the performance period.

UK BUPP

The performance measure under the UK BUPP is Relative TSR. Relative TSR was selected as a performance measures for the UK BUPP because this aligned the UK business with the Group performance measure in order to reflect the cash generative priorities of the UK business.

Setting the performance ranges

Where variable pay has performance conditions based on business plan measures (for example the AIP and the IFRS profit element of the PLTIP) the performance ranges are set by the Remuneration Committee prior, to or at the beginning of, the performance period. Performance is based on annual and longer-term plans approved by the Board. These reflect the long-term ambitions of the Groups and business units, in the context of anticipated market conditions.

For market-based performance conditions (e.g. Relative TSR and M&G investment performance) the Committee requires that performance is in the upper quartile, relative to Prudential’s peer group, for awards to vest in full.

Key differences between directors’ remuneration and the remuneration of other employees

Across the Group, remuneration is reviewed regularly with the intention that all employees are paid appropriately in the context of their local market and given their individual skills, experience and performance. Each business unit’s salary increase budget is set with reference to local market conditions. The Remuneration Committee considers salary increase budgets in each business unit when determining the salaries of executive directors.

The principles that apply to executive directors are cascaded to other employees in their business unit. All senior leaders in the Group participate in annual bonus schemes which have performance conditions which mirror the CEO for their business unit. In addition, they are eligible to receive awards under the Prudential Long Term Incentive Plan or the M&G Executive LTIP with performance conditions aligned to those which apply to executive directors.

Legacy payments

Any commitment made before either (i) 27 June 2012 or (ii) an individual becoming a director, will be honoured even where it is not consistent with the policy prevailing at the time such commitment is fulfilled.

References to ‘shares’

In this report, references to shares include American Depository Receipts (ADRs). Directors may receive awards denominated in ADRs rather than shares, depending on their location.

Scenarios of total remuneration

The chart below provides an illustration of the future total remuneration for each executive director in respect of remuneration opportunity for 2014. Three scenarios of potential outcome are provided based on underlying assumptions shown in the notes to the chart.

Notes

The scenarios in the chart above have been calculated on the following assumptions:

	Minimum	In line with expectations	Maximum
Fixed pay	—Base salary at 1 January 2014.

—Pension allowance at 1 January 2014.

—Estimated value of benefits based on amounts paid in 2013.

—Barry Stowe and Mike Wells are paid in HK$ and US$ respectively and have been converted to GBP for the purposes of this chart.

Annual bonus	No bonus paid.	—50% of maximum AIP. —JNL bonus pool at the average of the last three years.	—100% of maximum AIP. —JNL bonus pool at highest of the last three years.

Long Term Incentives (excludes share price growth and dividends)	No long term incentive vesting	—62.5% of award under Prudential LTIP (midway between threshold and maximum). —100% of face value of M&G Executive LTIP.	—100% of award under Prudential LTIP. —200% of face value of M&G Executive LTIP.

John Foley, Group Investment Director, stepped down from the Board on 1 April 2014, and Pierre-Olivier Bouée, Group Chief Risk Officer, was appointed to the Board on the same date. See “Changes to the Board on 1 April 2014” for further context on the disclosure above and additional details.

Approach to recruitment remuneration

The table below outlines the approach that Prudential will take when recruiting a new executive director. This approach would also apply to internal promotions.

The approach to recruiting a non-executive director or a non-executive Chairman is outlined in the ‘Remuneration Policy for non-executive directors and the non-executive Chairman’

Element	Principles	Potential variations

Base pay	The salary, benefits and pension for a new executive director will be set using the approach set out in the table of ‘Fixed pay policy for executive directors’.

Variable remuneration opportunity	The variable remuneration opportunities for a new executive director would be consistent with the limits and structures outlined in the variable pay policy table.

Awards and contractual rights forfeited when leaving previous employer

On joining the Board from within the Group the Committee may allow an executive to retain any outstanding deferred bonus and/ or long-term incentive awards and/or other contractual arrangements which they held on their appointment. These awards (which may have been made under plans not listed in this Policy) would remain subject to the original Rules, performance conditions and vesting schedule applied to them when they were awarded.

If a newly appointed executive director forfeits one or more bonuses (including outstanding deferred bonuses) on leaving a previous employer, these payments or awards may be replaced in either cash or Prudential shares with an award of an equivalent value. Replacement awards will be released on the same schedule as the foregone awards.

If a newly appointed executive director forfeits one or more long-term incentive awards on leaving a previous employer, these may be replaced with Prudential awards with an equivalent value. Replacement awards will generally be made under the terms of a long-term incentive plan approved by shareholders, and vest on the same schedule as the foregone awards. Performance conditions will be applied to awards replacing foregone long term incentive awards; these will be the same as those applied to the long-term incentive awards made to Prudential executives in the year in which the forfeited award was made.

The Committee may consider compensating a newly appointed executive for other relevant contractual rights forfeited when leaving their previous employer.

The use of the UK Listing Rule 9.4.2 to facilitate the recruitment of an executive director is now only relevant in ‘unusual circumstances.’ The Committee does not anticipate using this Rule but reserves the right to do so in an exceptional circumstance. For example, this rule may be required if, for any reason, like-for-like replacement awards on recruitment could not be made under existing plans.

This provision would only be used to compensate for remuneration forfeited on leaving a previous employer. Any arrangement established to replace foregone long term incentive awards would reflect, as far as possible, the terms of the original award (including, if applicable, any performance conditions). The value of this would be capped to be no higher, on recruitment, than the awards which the individual had to surrender to be recruited.

Policy on payment on loss of office

Element	Principle	Potential variations

Notice periods

The Company’s policy is that executive directors’ service contracts will not require the Company to give an executive more than 12 months’ notice without prior shareholder approval. A shorter notice period may be offered where this is in line with market practice in an executive’s location.

The Company is required to give to, and to receive from, each of the current executive directors 12 months’ notice of termination unless indicated in this table. An executive director whose contract is terminated would be entitled to 12 months’ salary and benefits in respect of their notice period. Payments are phased over the notice period although a payment in lieu of notice may be made.

Any executive leaving the Group other than by way of their death or disablement would have a duty to mitigate their loss.

If an executive director is dismissed for cause their contract would be terminated with immediate effect and they would not receive any payments in relation to their notice period.

Should an executive die whilst serving as an employee their estate would not be entitled to receive payments and benefits in respect of their notice period—provisions are made under the Company’s life assurance scheme to provide for this circumstance (see ‘Benefits’ in the “fixed pay policy for executive directors”).

Should an executive director step down from the Board but remain employed by the Group, they would not receive any payment in lieu of notice in respect of their service as a director.

The contract for Mike Wells is a renewable one-year fixed term contract, renewable automatically on the same terms and conditions unless the Company or the director gives at least 90 days’ notice prior to the end of the relevant term.

The contract for Michael McLintock requires that he gives the Company six months’ notice of termination.

Outstanding deferred bonus awards

The treatment of outstanding deferred bonuses will be decided by the Committee taking into account the circumstances of the departure including the performance of the director.

Deferred bonus awards are normally retained by participants leaving the Company. Awards made in respect of performance in, or before, 2012 will be released shortly after the end of employment. Awards made in respect of performance in 2013, and subsequent years, will vest on the original timetable.

Prior to release, awards remain subject to the malus terms originally applied to them.

Any executive director dismissed for cause would forfeit all outstanding deferred bonus awards.

Should an executive die whilst serving as an employee outstanding deferred bonus awards will be released as soon as possible after the date of death.

Should an executive director step down from the Board but remain employed by the Group, they would retain any outstanding deferred bonus awards. These awards would remain subject to the original Rules, performance conditions and vesting schedule applied to them when they were awarded.

Element	Principle	Potential variations

Outstanding long-term incentive awards

The treatment of outstanding long term incentives will be decided by the Committee taking into account the circumstances of the departure including the performance of the director.

Executives will normally retain their outstanding long-term incentive awards. These awards will ordinarily be prorated based on time employed, will vest on the original timescale and will remain subject to the original performance conditions assessed over the entire performance period.

Any executive director dismissed for cause would forfeit all outstanding long-term incentive awards.

The release of awards may be expedited in the case of the death of a participant.

Awards made under the M&G Executive LTIP will be released immediately should the director leave due to disablement or death and would be prorated based on time employed.

Should an executive director step down from the Board but remain employed by the Group, an executive would retain any outstanding long term incentive awards which they held on their change of role. These awards would remain subject to the original Rules, performance conditions and vesting schedule.

Bonus for final year of service

The payment of a bonus for the final year of service will be decided by the Committee giving full consideration to the circumstances of the departure including the performance of the director.

The Committee may award a departing executive a bonus which will usually be pro-rated to reflect the portion of the final financial year in which they served which had elapsed on the last day of their employment. Any such bonus would be calculated with reference to individual and financial performance measures in the usual way. The Committee may determine that a portion of such a bonus must be deferred.

Any executive director dismissed for cause would not be eligible for any outstanding bonus payments.

The Committee may decide to award an executive stepping down from the Board but remaining with the Group a bonus pro-rated to reflect the portion of the financial year which had elapsed on the date of their change of role. This would be calculated with reference to individual and financial performance measures in the usual way. The Committee may determine that a portion of such a bonus must be deferred.

Element	Principle	Potential variations

Other payments

Consistent with other employees in their business unit, executive directors may receive payments to compensate them for the loss of employment rights on termination. Payments may include:

•   A nominal amount for agreeing to non-solicitation and confidentiality clauses;

•   Directors and Officers insurance cover for a specified period following the executives’ termination date;

•   Payment for outplacement services; and

•   Reimbursement of legal fees.

The Committee reserves the right to make additional exit payments where such payments are made in good faith:

•   In discharge of an existing legal obligation (or by way of damages for breach of such an obligation); or

•   By way of settlement or compromise of any claim arising in connection with the termination of a director’s office or employment.

Service contracts

Executive directors’ service contracts provide details of the broad types of remuneration to which they are entitled, and about the kinds of plans in which they may be invited to participate. The service contracts offer no certainty as to the value of performance-related reward and confirms that any variable payment will be at the discretion of the Company.

All of the remuneration obligations placed on the Company by service contracts and letters of engagement are set out elsewhere in this Directors’ Remuneration Policy.

Statement of consideration of conditions elsewhere in the Group

Across the Group, remuneration is reviewed regularly with the intention that all employees are paid appropriately in the context of their local market and given their individual skills, experience and performance. Each business unit’s salary increase budget is set with reference to local market conditions. The Remuneration Committee considers salary increase budgets in each business unit when determining the salaries of executive directors.

Prudential does not consult with employees when setting the directors’ remuneration policy: Prudential is a global organisation with employees, and agents in multiple business units and geographies. As such, there are practical challenges associated with consulting with employees directly on this matter. As many employees are also shareholders, they will be able to participate in the binding vote on the Director Remuneration Policy.

Statement of consideration of shareholder views

The Remuneration Committee and the Company undertake regular consultation with key institutional investors on the remuneration policy and implementation. This engagement is led by the Remuneration Committee Chairman and is an integral part of the Company’s investor relations programme. The Committee is grateful to shareholders for the feedback which is provided and takes this into account when determining executive remuneration.

Remuneration Policy for non-executive directors and the non-executive Chairman

	Fees	Benefits	Share Ownership Guidelines
Non-executive directors

All non-executive directors receive a basic fee for their duties as a Board member. Additional fees are paid for added responsibilities such as chairmanship and membership of committees or acting as the Senior Independent Director. Fees are paid to non-executives in cash, subject to the appropriate deductions.

The basic and additional fees are reviewed annually by the Board with any changes effective from 1 July. In determining the level of fees the Board considers:

• The time commitment and other requirements of the role;

• Group financial performance;

• Salary increases for all employees; and

• Benchmark information from appropriate markets.

If, in a particular year, the number of meetings is materially greater than usual, the Company may determine that the provision of additional fees is fair and reasonable.

Non-executive directors are not eligible to participate in annual bonus plans or long-term incentive plans.

Non-executive directors are not eligible to receive benefits, a pension allowance or to participate in the Group’s employee pension schemes.

Travel and expenses for non-executive directors (including the Chairman) are incurred in the normal course of business, for example in relation to attendance at Board and Committee meetings. The costs associated with these are all met by the Company.

In July 2011, a share ownership guideline for non-executive directors was introduced. It is expected that non-executive directors will hold shares with a value equivalent to one times the annual basic fee (excluding additional fees for chairmanship and membership of any committees).

Non-executive directors will be expected to attain this level of share ownership within three years of the implementation of this requirement (or within three years of their date of appointment, if later).

Non-executive Chairman

The Chairman receives an annual fee for the performance of their role. This fee is agreed by the Remuneration Committee and is paid to the Chairman in cash, subject to the appropriate deductions. On appointment, the fee may be fixed for a specified period of time. Following the fixed period (if applicable) this fee will be reviewed annually. Changes in the fee are effective from 1 July.

In determining the level of the fee for the Chairman the Committee considers:

• The time commitment and other requirements of the role;

• The performance and experience of the Chairman;

• Internal relativities;

• Company financial performance;

• Salary increases for all employees; and

• Benchmark information from appropriate markets.

The Chairman is not eligible to participate in annual bonus plans or long-term incentive plans.

The Chairman may be offered benefits including:

• Health and wellness benefits

• Protection and security benefits

• Transport benefits

• Relocation and expatriate benefits (where appropriate)

The maximum paid will be the cost to the Company of providing these benefits.

The Chairman is not eligible to receive a pension allowance or to participate in the Group’s employee pension schemes.

The Chairman has a share ownership guideline of one times his annual fee and is expected to attain this level of share ownership within five years of the date of his appointment.

Recruitment of a new non-executive chairman or non-executive director

The fees for a new non-executive director will be consistent with the current basic fee paid to other non-executive directors (as set out in the Annual Report on Remuneration for that year) and will be reflective of their additional responsibilities as Chair and/or members of Board committees.

The fee for a new non-executive Chairman will be set with reference to the time commitment and other requirements of the role, the experience of the candidate, as well as internal relativities among the other executive and non-executive directors. To provide context for this decision, data would be sought for suitable market reference point(s).

Notice periods—non executive directors and non-executive Chairman

Non-executive directors are appointed pursuant to letters of appointment with notice periods of six months without liability for compensation. A contractual notice period of 12 months by either party applies for the non-executive Chairman. The Chairman would not be entitled to any payments for loss of office.

For information on the Terms of Appointment for non-executive directors please see the ‘Board Practices’ section of the report.

Annual Report on Remuneration

Changes to the Board on 1 April 2014

Pierre-Olivier Bouée, Group Chief Risk Officer, was appointed to the Board on 1 April 2014. Mr Bouée’s base salary is £630,000. His annual bonus has a maximum potential of 160 per cent of base salary, of which 40 per cent is required to be deferred for three years. His 2014 LTI award is 250 per cent of base salary. Mr Bouée’s interest in shares of Prudential plc on appointment to the Board consisted of a total beneficial interest in 80,686 shares (representing 0.0031 per cent of issued share capital) and 237,972 shares subject to performance conditions.

Mr Bouée has not been appointed for a fixed term but his service contract dated 6 August 2013 contains a notice provision under which either party may terminate upon 12 months’ notice.

On 1 April 2014, John Foley, Group Investment Director, stepped down from the Board and will continue in his role as Group Investment Director.

John Foley was in receipt of an annual salary of £648,000 during the period he served as an executive director in 2014; this salary was paid monthly until he ceased to be an executive director on 1 April 2014, together with the provision of pension and benefits as disclosed in this Compensation section. Mr Foley continues to be eligible to be considered for an annual bonus in respect of his employment as an executive director to 1 April 2014 of up to 160 per cent of salary; this will be pro-rated for time served and calculated and paid in the normal way in March 2015. Forty per cent of this bonus will be deferred for three years.

On stepping down from the Board, Mr Foley received no loss of office payment and his outstanding share awards under deferred bonus and long-term incentive plans will continue to vest on the normal timescale and subject to original performance conditions.

Remuneration in respect of performance in 2013

Base salary

Executive directors’ salaries were reviewed in 2012 with changes effective from 1 January 2013. When the Remuneration Committee took these decisions it considered the salary increases awarded to other employees, the performance and experience of each executive, and the relative size of each directors’ role, as well as the performance of the Group. Salary increases for the wider workforce vary across our business units, varying with local market conditions; in 2013 salary budgets increased between three per cent and six per cent for the wider workforce.

To provide context for this review, information was also drawn from the following market reference points:

Director	Role	Benchmark(s) used to assess remuneration
Rob Devey	Chief Executive, UK & Europe	—FTSE 40 —International Insurance Companies
John Foley	Chief Risk Officer	—FTSE 40
Michael McLintock	Chief Executive, M&G	—McLagan UK Investment Management Survey
Nic Nicandrou	Chief Financial Officer	—FTSE 40
Barry Stowe	Chief Executive, PCA	—International Insurance Companies
—Towers Watson Asian Insurance Survey
Tidjane Thiam	Group Chief Executive	—FTSE 40
—International Insurance Companies
Mike Wells	President & CEO, JNL	—Towers Watson US Financial Services Survey
—LOMA US Insurance Survey

After careful consideration the Remuneration Committee decided to increase salaries by three per cent as set out below.

Executive[1]	2012 salary	2013 salary (+3%)
Rob Devey	£600,000	£618,000
John Foley	£610,000	£628,300
Michael McLintock	£360,000	£370,800
Nic Nicandrou	£630,000	£648,900
Barry Stowe	HK$ 8,000,000	HK$ 8,240,000
Tidjane Thiam	£1,000,000	£1,030,000
Mike Wells	US$1,050,000	US$1,081,500

Notes

1.	Jackie Hunt was appointed on 5 September 2013. Her salary on joining was £625,000.

Annual bonus

The Directors’ Remuneration Policy section provides further details of the design of Prudential’s annual bonus plans.

2013 annual bonus opportunities

Executive directors’ bonus opportunities, the weighting of performance measures for 2013 and the proportion of annual bonuses deferred are set out below:

	Maximum AIP opportunity (% of salary)		Weighting of measures
			Financial measures		Personal objectives
		Deferral requirement	Group	Business Unit
Rob Devey[1]	160%	40% of total bonus	20%	60%	20%
John Foley	160%	40% of total bonus	50%	—	50%
Jackie Hunt	160%	40% of total bonus	20%	60%	20%
Michael McLintock[2]	600%	40% of total bonus	20%	60%	20%
Nic Nicandrou	175%	40% of total bonus	80%	—	20%
Barry Stowe	160%	40% of total bonus	20%	60%	20%
Tidjane Thiam	200%	40% of total bonus	80%	—	20%
Mike Wells[3]	160%	40% of total bonus	80%	—	20%

Notes

1.	The maximum bonus opportunity shown for Rob Devey was his annual opportunity—this was prorated for the portion of 2013 for which he was employed by the Company (to 31 October). Please see the section on “Payment to Past Directors” for details.
2.	Michael McLintock’s annual bonus opportunity in 2013 was the lower of 0.75 per cent of M&G’s IFRS profit and six times annual salary. M&G’s IFRS profit in 2013 was £395million.
3.	In addition to the AIP, Mike Wells receives a ten per cent share of the Jackson Senior Management Bonus Pool. This is determined by the financial performance of Jackson.

2013 AIP performance measures and achievement

Financial performance

The financial performance measures set for 2013 are shown below. Prior to the start of the year the Committee set stretching performance ranges for each of these measures. The Committee reviewed the Group’s performance against these ranges at its meeting in February 2014; in all of our key performance metrics the Group’s 2013 results exceed those achieved in 2012. The Committee also reviewed a report from the Group Chief Risk Officer which assessed the achievement of these results in the context of adherence to the Group’s risk appetite and framework.

The performance measures, and the relative achievement compared to the performance range, is illustrated below. The Board believe that, due to the commercial sensitivity of these targets, disclosing them may damage the competitive position of the Group.

Notes

1.	The weighting of each measure within the Group Financial element of the bonus for all executives excluding the Chief Executive, M&G. Weightings for the business unit bonus element vary based on the strategy of each business.
2.	In addition, investment performance (measured over a one and three year basis) forms 30 per cent of the Chief Executive, M&G’s annual bonus.

Personal performance

As set out in our Remuneration Policy, a proportion of the annual bonus for each executive director is based on the achievement of personal objectives. These objectives include the executive’s contribution to Group strategy as a member of the Board and specific goals related to their functional and/or business unit role. 2013 objectives were set for each executive prior to the start of the financial year and performance against these objectives was assessed by the Committee at its meeting in February 2014.

2013 Annual Incentive Plan Payments

On the basis of the outstanding performance of the Group and business units, and the Committee’s assessment of each executive’s personal performance, the Committee determined the following 2013 AIP payments:

Executive	Role	2013 salary AIP	Maximum 2013	2013 AIP payment as a percentage of maximum	2013 AIP payment
Rob Devey[1]	Chief Executive, UK & Europe	£618,000	160%	77.4%	£637,776
John Foley	Group Investment Director	£628,300	160%	99.9%	£1,004,023
Jackie Hunt	Chief Executive, UK & Europe	£625,000	160%	93.4%	£934,375
Michael McLintock[2]	Chief Executive, M&G	£370,800	600%	100.0%	£2,224,800
Nic Nicandrou	Chief Financial Officer	£648,900	175%	99.0%	£1,123,895
Barry Stowe	Chief Executive, PCA	HK$ 8,240,000	160%	95.4%	HK$12,579,184
Tidjane Thiam	Group Chief Executive	£1,030,000	200%	99.8%	£2,055,880
Mike Wells[3]	President & CEO, JNL	US$ 1,081,500	160%	99.2%	US$1,716,773

Notes

1	Rob Devey received a bonus prorated for the portion of 2013 he was employed by the Company (to 31 October 2013). Please see the section on “Payments to past directors” for details.
2	Michael McLintock’s annual bonus opportunity in 2013 was the lower of 0.75 per cent of M&G’s IFRS profit and six times annual salary. M&G’s IFRS profit in 2013 was £395 million.
3	In addition to the AIP Mike Wells also received 10 per cent of the JNL senior management bonus pool. His total bonus including his AIP and JNL Senior Management award is US$5,342,373.

2013 Jackson bonus pool

In 2013 the Jackson bonus pool was determined by Jackson’s profitability, capital adequacy, remittances to Group, in-force experience and credit rating. Across all of these measures Jackson delivered excellent performance and exceeded prior year performance. As a result of this performance the Committee determined that Mike Wells’ share of the bonus pool would be US$3,625,600.

Long Term Incentive Plans with performance periods ending on 31 December 2013

Our long-term incentive plans have performance conditions which are based on the Groups’ business priorities. When the Committee decided the proportion of these awards which should be released, actual financial results were reviewed against the performance targets set. The Committee also reviewed the underlying Company performance to ensure that these vesting levels were appropriate. The vesting levels are set out below.

The Remuneration Policy Report contains further details of the design of Prudential’s long-term incentive plans. Further details may also be found in note B3.2 to the consolidated financial statements in Item 18.

Information on long-term incentives awarded in 2013 is shown in the “long-term incentives awarded in 2013” section of this report.

Group Performance Share Plan (GPSP) and UK BUPP awards

In 2011, all executive directors were made awards under the GPSP. The line chart below compares Prudential’s TSR during the performance period (1 January 2011 – 31 December 2013) with that of the peer group index TSR. As a result of Prudential’s excellent TSR performance, which was in excess of 140 per cent of the Index, these awards will be released in full:

Notes

1.	Companies in the peer group for the 2011 GPSP and UK BUPP awards are:

Aegon, Allianz, Aviva, Axa, Generali, ING, Legal & General, Manulife, Old Mutual and Standard Life

Asia BUPP

In 2011 Barry Stowe received an award under the Asia BUPP. This award vests based on the new business profit, IFRS profit and cash remittances of the Asian business. The chart below illustrates the achievement against performance ranges for the 2011 Asia award:

M&G Executive Long-Term Incentive Plan

The phantom share price at vesting for the 2011 M&G Executive Long-Term Incentive award is determined by the increase or decrease in M&G’s profitability over the three-year performance period with adjustments for the investment performance of its funds. M&G performance and the resulting phantom share price for Michael McLintock is shown below:

Award	3 year profit growth of M&G	3 year investment performance	2013 Phantom share price
2011 M&G Executive LTIP	61%	Second quartile	£2.30

Jackson awards

In 2010 Mike Wells was granted awards under two legacy long term incentive plans offered to senior staff in Jackson, these awards had a four year performance period. In 2011, following his appointment to the Prudential Board, he received awards under the GPSP and Jackson BUPP. These awards had a three year performance period. Mike Wells’ 2010 JNL awards (the JNL long-term incentive plan and 2010 JNL US Performance Share Plan) will be released in 2014, alongside his 2011 GPSP and BUPP awards. The vesting of these awards are set out below:

Jackson BUPP

Mike Wells’ 2011 Jackson BUPP award vests subject to Shareholder Capital Value (SCV) growth over the performance period. As a result of excellent SCV growth of 17.7 per cent per annum over the performance period this award will vest in full:

Legacy below Board Long-Term Incentive Plans

On 31 December 2013, the performance periods for the 2010 awards under the JNL long-term incentive plans (which began on 1 January 2010) came to an end. Over the four year period the shareholder value of the US business grew by 14.33 per cent per annum (on a compound basis) and by 70.848 per cent over the performance period. This resulted in vesting of 121.16 per cent of Mike Wells’ 2010 JNL US Performance Share Plan award and of 70.848 per cent of his 2010 cash-settled JNL Long-Term Incentive Plan award. These were the last awards which Mike Wells received under these plans.

Pension entitlements

Pension provisions in 2013 were:

Executive	2013 pension arrangement	Life assurance provision

Barry Stowe	Pension supplement in lieu of pension of 25 per cent of salary and a HK$30,000 payment to the Hong Kong Mandatory Provident Fund.	Four times salary

Mike Wells	Matching contributions of 6 per cent of base salary capped at US$255,000. An annual profit sharing contribution equivalent to 6 per cent of pensionable salary was made in 2013.	Two times salary

John Foley	Contributions into the defined contribution pension scheme and a cash supplement with a total value of 25 per cent of salary.	Up to four times salary plus a dependants’ pension.

All other UK-based executives	Pension supplement in lieu of pension of 25 per cent of salary	Up to four times salary plus a dependants’ pension.

Michael McLintock previously participated in a contributory defined benefit scheme which was open at the time he joined the Company. The scheme provided a target pension of two thirds of final pensionable earnings on retirement for an employee with 30 years or more potential service who remains in service to Normal Retirement Date. Mr McLintock is now a deferred member of the scheme. Mr McLintock’s Normal Retirement Date under the scheme is age 60. Should Mr McLintock claim his deferred pension before this age it will be subject to an actuarial reduction. There are no additional benefits payable should Mr McLintock retire early.

At the end of 2013 the transfer value of this entitlement was £1,089,263. This equates to an annual pension of £57,378 which will increase broadly in line with inflation in the period before becoming due for payment on Mr McLintock’s retirement.

Prior to joining the Board, John Foley participated in a defined benefit scheme. There are no entitlements under this scheme in respect of his service as an executive director.

Table of 2013 executive directors total remuneration ‘The Single Figure’

£000’s	2013 salary and fees	2013 taxable benefits*	2013 pension benefits**	2013 total bonus	Of which:		2013 LTIP releases†	Other payments‡	Total 2013 remuneration “The Single Figure”§
					Amount paid in cash	Amount deferred into Prudential shares
Rob Devey[1]	515	77	129	638	383	255	1,996	129	3,484
John Foley	628	118	157	1,004	602	402	2,114	—	4,021
Jackie Hunt[2]	199	224	50	935	561	374	1,343	801	3,552
Michael McLintock	371	92	93	2,225	1,335	890	3,704	—	6,485
Nic Nicandrou	649	92	162	1,124	674	450	2,114	—	4,141
Barry Stowe[3]	679	624	172	1,037	622	415	2,425	—	4,937
Tidjane Thiam	1,030	123	258	2,056	1,234	822	5,189	—	8,656
Mike Wells[4]	691	58	20	3,415	2,049	1,366	7,549	—	11,733

Total	4,762	1,408	1,041	12,434	7,460	4,974	26,434	930	47,009

*	Benefits include (where provided) the cost of providing the use of a car and driver, medical insurance, security arrangements and relocation/expatriate benefits.
**	2013 pension benefits include cash supplements for pension purposes, and contributions into DC schemes as outlined on the previous page.
†	In line with the regulations, the estimated value of LTIP releases has been calculated based on the average share price over the last three months of 2013. The actual value of LTIPs, based on the share price on the date awards are released, will be shown in the 2014 report.
‡	Other payments comprises of pay in lieu of salary and pension supplement for Rob Devey over the period 1 November 2013 - 31 December 2013 and a cash payment to Jackie Hunt in respect of shares forfeited when leaving Standard Life, the net value of which was used to purchase Prudential shares. Further information is outlined in the ‘Recruitment arrangements’ section. There were no malus adjustments in 2013.
§	Each remuneration element is rounded to the nearest £1,000 and totals are the sum of these rounded figures. Total Remuneration is calculated using the methodology prescribed by Schedule 8 of the Companies Act.

Notes

1	Rob Devey left the Company on 31 October 2013
2	Jackie Hunt joined the Company on 5 September 2013. Her benefits included a one-off relocation payment of £188,679 to cover additional expenses such as stamp duty and estate agent fees.
3	Barry Stowe’s benefits relate primarily to his expatriate status, including costs of £224,612 for housing, £35,230 for children’s education, £70,452 for home leave and a £252,142 Executive Director Location Allowance.
4	Mike Wells’ bonus figure excludes a contribution of £9,779 from a profit sharing plan which has been made into a 401(k) retirement plan. This is included under 2013 pension benefits.

Table of 2012 executive director total remuneration “The Single Figure”

£000’s	2012 salary/ fees	2012 benefits*	2012 pension benefits**	Total 2012 bonus	Of which:		2012 LTIP releases†	Total 2012 remuneration: “The Single Figure”‡
					Amount paid in cash	Amount deferred into Prudential shares
Rob Devey	600	114	150	710	426	284	2,510	4,084
John Foley	610	156	153	976	586	390	—	1,895
Michael McLintock[1]	360	124	311	1,308	904	404	3,414	5,517
Nic Nicandrou	630	99	158	1,092	655	437	2,510	4,489
Barry Stowe[2]	651	608	165	1,022	613	409	3,036	5,482
Tidjane Thiam	1,000	123	250	2,000	1,000	1,000	6,160	9,533
Mike Wells[3]	663	55	19	2,902	2,031	871	3,634	7,273

Total	4,514	1,279	1,206	10,010	6,215	3,795	21,264	38,273

*	The value of benefits is the cost to the Company of providing core and additional benefits. The value of some benefits included in the 2012 benefits calculation (for example life assurance) have not been included in 2013 taxable benefits information as they are not subject to UK tax. The 2012 number has not been restated from the 2012 report as the differences are not considered significant.
**	2012 pension benefits includes amounts paid as cash supplements, employers contributions into DC schemes and the 2012 increase in transfer value in Michael McLintock’s DB pension as set out in the 2012 Directors’ Remuneration Report. In the 2012 report these amounts were shown in two columns: ‘Cash supplements for pension purposes’ and ‘2012 employers pension contributions.’
†	The long term incentive values shown above are higher than those reported in the 2012 Annual Report. This is because there was significant share price growth between the final three months of 2012 (used to estimate the value of the awards, in line with the regulations) and the price on 15 March 2013 and 2 April 2013 when long term awards were released. The estimated share price was £8.67 but the actual price on release was £11.54 (15 March 2013) and £10.83 (2 April 2013). Dividend equivalent shares were also added to GPSP and BUPP awards on release.
‡	Each remuneration element is rounded to the nearest £1,000 and totals are the sum of these rounded figures. Total Remuneration is calculated using the methodology prescribed by Schedule 8 of the Companies Act.

Notes

1	“The Single Figure” for Michael McLintock for 2012 includes the increase in transfer value of his defined benefit pension. This is outlined in the 2012 Directors’ Remuneration Report.
2	Barry Stowe’s benefits relate primarily to his expatriate status, including costs of £217,567 for housing, £32,104 for children’s education, £69,289 for home leave and a £248,894 Executive Director Location Allowance.
3	Mike Wells’ bonus figure excludes a contribution of US$15,000 from a profit sharing plan which has been made into a 401(k) retirement plan. This is included under employers pension contribution.

Performance graph and table

The chart below illustrates the TSR performance of Prudential, the FTSE 100 and International Insurers over the past five years. The information in the table below shows the total compensation for the Group Chief Executive over the period:

£000	2009	2009	2010	2011	2012	2013
Group Chief Executive	Mark Tucker	Tidjane Thiam	Tidjane Thiam	Tidjane Thiam	Tidjane Thiam	Tidjane Thiam
Salary, pension and benefits	1,013	286	1,189	1,241	1,373	1,411
Annual bonus payment	841	354	1,570	1,570	2,000	2,056
(As % of maximum)	(92%)	(90%)	(97%)	(97%)	(100%)	(99.8%)
Long-term incentive vesting	1,575	—	2,534	2,528	6,160	5,189
(As % of maximum)	(100%)	—	(100%)	(100%)	(100%)	(100%)
Other payments	308	—	—	—	—	—

Group Chief Executive Single figure of total remuneration	3,737	640	5,293	5,339	9,533	8,656

Notes

1	Mark Tucker left the Company on 30 September 2009. Tidjane Thiam became Group Chief Executive on 1 October 2009. The figures shown for Tidjane Thiam’s remuneration in 2009 relate only to his service as Group Chief Executive.

Non-executive director remuneration in 2013

Chairman’s fees

The annual fee paid to the Chairman, Paul Manduca, remained unchanged at £600,000.

Non-executive director fees

An increase of just under 3 per cent was made to the basic non-executive fee with effect from 1 July 2013. Increases were made to the additional fees paid to chairmen of the Remuneration Committee and Risk Committee and a fee for membership of the Nomination Committee of £10,000 per annum was introduced. These changes reflect the increased time commitment involved in these roles. The revised fees are shown below:

Annual Fees	From 1 July 2012 (£)	From 1 July 2013 (£)
Basic fee	87,500	90,000
Additional fees:
Audit Committee Chairman	70,000	70,000
Audit Committee member	25,000	25,000
Remuneration Committee Chairman	50,000	60,000
Remuneration Committee member	25,000	25,000
Risk Committee Chairman	60,000	65,000
Risk Committee member	25,000	25,000
Nomination Committee member	—	10,000
Senior Independent Director	50,000	50,000

Note

1	If, in a particular year, the number of meetings is materially greater than usual, the Company may determine that the provision of additional fees is fair and reasonable.

The resulting fees paid to non-executives are:

£000s	2013 fees	2012 fees	2013 taxable benefits *	2012 benefits	Total 2013 remuneration: “The Single Figure”†	Total 2012 remuneration: “The Single Figure”
Chairman	600	393	129	71	729	464
Paul Manduca[1]
Non-executive directors
Keki Dadiseth[2]	40	120	—	—	40	120
Howard Davies	181	171	—	—	181	171
Michael Garrett[3]	75	111	—	—	75	111
Ann Godbehere	189	181	—	—	189	181
Alistair Johnston	114	111	—	—	114	111
Kai Nargolwala	139	136	—	—	139	136
Anthony Nightingale[4]	67	n/a	—	—	67	n/a
Philip Remnant[4]	194	n/a	—	—	194	n/a
Alice Schroeder[4]	64	n/a	—	—	64	n/a
Lord Turnbull	174	161	—	—	174	161

Total	1,837	1,384	129	71	1,966	1,455

*

Benefits include the cost of providing the use of a car and driver, medical insurance and security arrangements. The value of some benefits included in the 2012 benefits calculation (for example life assurance) have not been included in 2013 taxable benefits information as they are not subject to UK tax. The 2012 number has not been restated from the 2012 report as the differences are not considered significant.
†	Each remuneration element is rounded to the nearest £1,000 and totals are the sum of these rounded figures. Total Remuneration is calculated using the methodology prescribed by Schedule 8 of the Companies Act. The Chairman and non-executive directors are not entitled to participate in annual bonus plans or long-term incentive plans.

Notes

1.	Paul Manduca was appointed as Chairman on 2 July 2012. The figures for 2012 above include the fees he received as the Senior Independent Director prior to his appointment as Chairman.
2.	Keki Dadiseth retired from the Board on 1 May 2013. In 2013, he was paid an allowance of £2,999 in respect of his accommodation expenses in London while on Company business during the period he served as a non-executive director. In 2012 this totalled £8,997. This is included in the fees shown above.
3.	Michael Garrett retired from the Board on 31 August 2013.
4.	Anthony Nightingale, Philip Remnant and Alice Schroeder did not serve as non-executive directors during 2012.

Long-term incentives awarded in 2013

2013 share-based long-term incentive awards

The table below shows the awards made to executive directors in 2013 under share based long-term incentive plans and the performance conditions attached to these awards:

Executive	Role	Face value of award (% of salary)	Face value of award* £s	Percentage of award released for achieving threshold targets**	End of performance period	Weighting of performance conditions
						Group TSR	IFRS Profit
							Group	Asia	US	UK
John Foley	Group Investment Director	250%	1,570,745	25%	31-Dec-15	50%	50%
Jackie Hunt[1]	Chief Executive, UK & Europe	225%	1,406,282	25%	31-Dec-15	50%				50%
Michael McLintock[2]	Chief Executive, M&G	150%	556,196	25%	31-Dec-15	100%
Nic Nicandrou	Chief Financial Officer	225%	1,460,023	25%	31-Dec-15	50%	50%
Barry Stowe	Chief Executive, PCA	225%	1,563,811	25%	31-Dec-15	50%		50%
Tidjane Thiam	Group Chief Executive	400%	4,119,988	25%	31-Dec-15	50%	50%
Mike Wells	President & CEO, JNL	460%	3,257,930	25%	31-Dec-15	50%			50%

Notes:

*	Awards for executive directors are calculated based on the average share price over the three dealing days prior to the awards being granted (22 May 2013)
**	The percentage of award released for achieving maximum targets is 100 per cent.
1	Jackie Hunt’s award was granted on 7 October 2013. The number of shares awarded was calculated using the same share price as used for the other executive directors. Jackie Hunt was also made awards to replace long-term incentives forfeited when she left Standard Life. These are outlined under Recruitment arrangements.
2	The awards made under the PLTIP to the Chief Executive, M&G are subject only to the TSR performance condition. The IFRS profit of M&G is a performance condition under the M&G Executive LTIP.
3	Rob Devey also received a long-term incentive award in 2013. Please see the section on “Payments to Past Directors” for details of the award and the performance conditions attached to it.

Group TSR performance will be measured on a ranked basis. 25 per cent of the award will vest for TSR at the median of the peer group increasing to full vesting for performance at the upper quartile. The peer group for 2013 awards is:

Aegon	Aflac	AIA	AIG
Allianz	Aviva	AXA	Generali
Legal & General	Manulife	MetLife	Munich Re
Old Mutual	Prudential Financial	Standard Life	Sun Life Financial
Swiss Re	Zurich Insurance Group

Performance ranges for IFRS operating profit measured on a cumulative basis over three years are set at the start of the performance period. Due to commercial sensitivities these are not published in advance but will be disclosed for Group, when awards vest.

2013 cash long-term incentive awards

In addition to his PLTIP award Michael McLintock receives an annual award under the M&G Executive LTIP. In 2013 he received the following award:

Executive	Role	Face value of award (% of salary)	Face value of award £s	Percentage of award released for achieving threshold targets	End of performance period
Michael McLintock	Chief Executive, M&G	300%	1,112,400	See note	31-Dec-15

Note

The value of the award on vesting will be based on the profitability and investment performance of M&G over the performance period as described in the ‘directors’ remuneration policy’.

Statement of directors’ shareholdings

The shareholding requirements and share ownership guidelines are outlined below:

	Articles of Association			Share ownership guideline
	Number of shares	Period to meet the requirement[1]	Where applicable, requirement met?	Number of shares as a percentage of salary/ fee	Period to meet the guideline[2]	Where applicable, requirement met?
Group Chief Executive	2,500	1year	✓	350%	5years	✓
Other executive directors	2,500	1year	✓	200%	5years	✓
Chairman	2,500	1year	✓	100%	5years	On course
Non-executive directors	2,500	1year	✓	100%	3years	✓

Notes

1.	Holding requirement of the Articles of Association (2,500 ordinary shares) must be obtained within one year of appointment to the Board.
2.	The increased guidelines for executive directors were introduced with effect from 1 January 2013. Executive directors have 5 years from this date (or date of joining if later) to reach the enhanced guideline. The guideline for non-executive directors was introduced on 1 July 2011. Non-executive directors have 3 years from this date (or date of joining if later) to reach the guideline.

The interests of directors in ordinary shares of the Company are set out below. ‘Beneficial interest’ includes shares acquired under the Share Incentive Plan deferred annual incentive awards and interests in shares awarded on appointment detailed in the ‘Supplementary information’ section. It is only these shares that count towards the share ownership guidelines.

	01 Jan 2013	31 Dec 2013				1 Apr 2014
	Total beneficial interest (number of shares)	Total beneficial interest (number of shares)	Beneficial interest as a percentage of salary/basic fee*	Number of shares subject to performance conditions**	Total interest in shares	Total beneficial interest (number of shares)	Approximate Percentage of Ordinary Shares
Chairman
Paul Manduca	2,500	42,500	95%	—	42,500	42,500	0.002
Executive directors
John Foley	323,235	240,047	512%	483,765	723,812	360,249	0.0140
Jackie Hunt[1]	—	36,360	78%	320,430	356,790	121,968	0.0048
Michael McLintock	682,733	453,820	1640%	142,283	596,103	512,263	0.02
Nic Nicandrou	350,858	302,885	625%	460,412	763,297	402,781	0.0157
Barry Stowe[2]	511,231	401,140	792%	499,090	900,230	490,784	0.0019
Tidjane Thiam	923,839	892,684	1161%	1,243,213	2,135,897	1,064,272	0.0415
Mike Wells[3]	591,808	405,844	787%	1,208,278	1,614,122	736,534	0.0287
Rob Devey[4]	275,443	n/a	n/a	n/a	n/a	n/a	n/a
Non executive directors
Howard Davies	3,192	8,316	124%	—	8,316	8,316	0.0003
Ann Godbehere	15,914	15,914	237%	—	15,914	15,914	0.0006
Alistair Johnston	5,000	10,000	149%	—	10,000	10,000	0.0004
Kaikhushru Nargolwala	16,000	50,000	744%	—	50,000	50,000	0.002
Anthony Nightingale[5]	—	15,000	223%	—	15,000	15,000	0.0006
Philip Remnant[6]	—	4,709	70%	—	4,709	4,709	0.0002
Alice Schroeder[7]	—	2,000	30%	—	2,000	2,000	0.0001
Lord Turnbull	16,624	16,624	248%	—	16,624	16,624	0.0006
Keki Dadiseth[8]	32,196	n/a	n/a	—	n/a	n/a	n/a
Michael Garrett[9]	39,233	n/a	n/a	—	n/a	n/a	n/a

*	Based on the closing share price on 31 December 2013 (£13.40)
**	Further information on share awards subject to performance conditions are detailed in the “share-based long-term incentive awards” section of the Supplementary Information.

Notes

1	Jackie Hunt was appointed to the Board on 5 September 2013.
2	For the 1 January 2013 figure part of Barry Stowe’s beneficial interest in shares is made up of 207,963 ADRs (representing 415,926 ordinary shares) and 95,305 ordinary shares, (8,513.73 of these ADRs are held within an investment account which secures premium financing for a life assurance policy). For the 31 December 2013 the beneficial interest in shares is made up of 200,570 ADRs (representing 401,140 ordinary shares).
3	For the 1 January 2013 figure Mike Wells’ beneficial interest in shares is made up of 295,904 ADRs (representing 591,808 ordinary shares). For the 31 December 2013 figure his beneficial interest in shares is made up of 202,922 ADRs (representing 405,844 ordinary shares). In the table above, the figure for shares subject to performance conditions includes the maximum number of shares (150 per cent of the original number awarded) which may be released to Mike Wells under the JNL Performance Share Plan. This maximum number of shares may be released if stretch performance targets are achieved.
4	Rob Devey left the Board on 5 September 2013.
5	Anthony Nightingale was appointed to the Board on 1 June 2013.
6	Philip Remnant was appointed to the Board on 1 January 2013.
7	Alice Schroeder was appointed to the Board on 10 June 2013. For the 31 December 2013 figure her beneficial interest in shares is made up of 1,000 ADRs (representing 2,000 ordinary shares).
8	Keki Dadiseth retired from the Board on 1 May 2013.
9	Michael Garrett retired from the Board on 31 August 2013.

John Foley, Group Investment Director, stepped down from the Board on 1 April 2014, and Pierre-Olivier Bouée, Group Chief Risk Officer, was appointed to the Board on the same date. See “Changes to the Board on 1 April 2014” for additional details.

Outstanding share options

The following table sets out the share options held by the directors in the UK Savings-Related Share Option Scheme (SAYE) as at the end of the period. No other directors held shares in any other option scheme.

				Exercise period		Number of options
	Date of grant	Exercise price	Market price at 31 Dec 2013	Beginning	End	Beginning of period	Granted	Exercised	Cancelled	Forfeited	Lapsed	End of period
John Foley	25 Apr 08	551	1340	01 Jun 13	29 Nov 13	2,953	—	2,953	—	—	—	—
John Foley	20 Sep 13	901	1340	01 Dec 16	31 May 17	—	998	—	—	—	—	998
Tidjane Thiam	16 Sep 11	466	1340	01 Dec 14	29 May 15	965	—	—	—	—	—	965
Tidjane Thiam	20 Sep 13	901	1340	01 Dec 16	31 May 17	—	499	—	—	—	—	499
Nic Nicandrou	16 Sep 11	466	1340	01 Dec 16	31 May 17	3,268	—	—	—	—	—	3,268

Notes

1	A gain of £16,418.68 was made by directors in 2013 on the exercise of SAYE options.
2	No price was paid for the award of any option.
3	The highest and lowest closing share prices during 2013 were 1340 pence and 901.5 pence respectively.
4	All exercise prices are shown to the nearest pence.

Directors’ terms of employment

Executive directors’ service contracts

The Remuneration Policy Report contains further details of the terms included in executive director service contracts. Details of the service contracts of each executive director are outlined below:

Executive director	Date of contract	Notice period to the Company	Notice period from the Company
Rob Devey[1]	1 July 2009	12 months	12 months
John Foley	8 December 2010	12 months	12 months
Jackie Hunt	25 April 2013	12 months	12 months
Michael McLintock	21 November 2001	6 months	12 months
Nic Nicandrou	26 April 2009	12 months	12 months
Barry Stowe	18 October 2006	12 months	12 months
Tidjane Thiam	20 September 2007	12 months	12 months
Mike Wells[2]	15 October 2010	12 months	12 months

Notes

1	Rob Devey left the Company on 31 October 2013.
2	The contract for Mike Wells is a renewable one year fixed term contract. The contract is renewable automatically upon the same terms and conditions unless the Company or the director gives at least 90 days’ notice prior to the end of the relevant term.

John Foley, Group Investment Director, stepped down from the Board on 1 April 2014, and Pierre-Olivier Bouée, Group Chief Risk Officer, was appointed to the Board on the same date. See “Changes to the Board on 1 April 2014” for further context on the disclosure above and additional details.

Chairman’s letter of appointment

Paul Manduca was appointed as a non-executive director on 15 October 2010 and became Senior Independent Director on 1 January 2011. On 2 July 2012 he was appointed Chairman. A contractual notice period of 12 months by either party applies.

Non-executive directors’ letters of appointment

The Remuneration Policy Report contains further details on non-executive directors’ letters of appointment. Details of their individual appointments are outlined below:

Non-executive director	Appointment by the Board	Initial election by shareholders at AGM	Notice period	Expiration of current term of appointment
Keki Dadiseth[1]	01 April 2005	AGM 2005	6 months	n/a
Howard Davies	15 October 2010	AGM 2011	6 months	AGM 2014
Michael Garrett[2]	01 September 2004	AGM 2005	6 months	n/a
Ann Godbehere	02 August 2007	AGM 2008	6 months	AGM 2014
Alistair Johnston	01 January 2012	AGM 2012	6 months	AGM 2015
Kaikhushru Nargolwala	01 January 2012	AGM 2012	6 months	AGM 2015
Anthony Nightingale[3]	01 June 2013	AGM 2014	6 months	AGM 2014
Philip Remnant	01 January 2013	AGM 2013	6 months	AGM 2016
Alice Schroeder[3]	10 June 2013	AGM 2014	6 months	AGM 2014
Lord Turnbull	18 May 2006	AGM 2006	6 months	AGM 2015

Notes

1	Keki Dadiseth retired from the Board on 1 May 2013
2	Michael Garrett retired from the Board on 31 August 2013
3	For Anthony Nightingale and Alice Schroeder the table assumes initial election by shareholders at the 2014 AGM

External appointments

Subject to the Group Chief Executive’s or the Chairman’s approval, executive directors are able to accept external appointments as non-executive directors of other organisations. Any fees paid may be retained by the executive director. During 2013, Michael McLintock received £65,000 as a trustee and non-executive director of another organisation. Jackie Hunt received £45,000 as a non-executive director for another organisation. Other directors served on the boards of educational, development, charitable and cultural organisations without receiving a fee for such services.

Recruitment arrangements

Pierre-Olivier Bouée

Pierre-Olivier Bouée, Group Chief Risk Officer, was appointed to the Board on 1 April 2014. See “Changes to the Board on 1 April 2014” for additional details.

Jackie Hunt

On 26 April 2013 it was announced that Jackie Hunt would join Prudential as Chief Executive for UK & Europe. The Remuneration Committee determined that long-term awards forfeited by Ms. Hunt as a consequence of joining Prudential would be replaced on a like-for-like basis, and are subject to Prudential performance criteria.

Ms. Hunt was compensated for the loss of her outstanding Standard Life long-term incentive awards with equivalent awards under the Prudential Long Term Incentive Plan as outlined below:

Standard Life Award being replaced	Face value of award* £s	Performance condition attached to award**	Percentage of award released for achieving threshold targets†	End of performance period
2011 Group LTIP	1,185,536	Relative TSR	25%	31-Dec-13
2012 Group LTIP	1,060,994	Relative TSR	25%	31-Dec-14

Notes

*	The face value of awards was calculated using Standard Life’s 3 days average share price on the date Jackie Hunt joined the Company (September 2013) of £3.389.
**	The performance conditions attached to the awards are the same TSR conditions as other GPSP and UK BUPP awards made in the relevant year.
†	The percentage of award released for achieving maximum targets is 100 per cent.

Ms Hunt was not compensated for forfeiting her 2013 Standard Life Group LTIP. Instead a 2013 long-term incentive award was granted to her. Full details of this award are set out in the “Long-term incentives awarded in 2013” section of this report.

Ms Hunt forfeited Standard Life deferred bonus awards with a value of £801,210. The Company arranged for these to be replaced with Prudential shares on a like-for-like basis. A cash payment was made to Ms. Hunt in respect of these awards, the net value of which was used to purchase 36,337 shares which will be held in a nominee arrangement on her behalf and released to her in March 2014 and March 2015 (in line with the release dates of the original Standard Life awards).

In order for Ms. Hunt to take up the position with Prudential she was required to relocate. To facilitate this, the Committee approved the reimbursement of reasonable removal charges for the transport of household items and of legal fees for the sale and purchase of properties. A one-off payment of £188,679 was made to cover additional expenses such as stamp duty and estate agent fees.

Payments to past directors

John Foley

John Foley, Group Investment Director, stepped down from the Board on 1 April 2014. See “Changes to the Board on 1 April 2014” for additional details.

Rob Devey

On 26 April 2013 it was announced that Rob Devey would leave Prudential at the end of October 2013. In line with his contractual entitlements, Mr Devey will receive a payment in lieu of salary and pension allowance for the period 1 November 2013 to 25 April 2014. This is paid in instalments and is subject to mitigation. The total amount paid will be £378,000. Medical and life assurance cover will be provided until 25 April 2014. The amounts paid in 2013 are included in the ‘Table of 2013 executive director total remuneration’.

In 2013 Rob Devey was granted an award under the Prudential Long Term Incentive Plan as follows. At vesting the award will be prorated for time employed. It remains subject to the original vesting schedule and to potential future reduction depending on the achievement of performance conditions:

Executive	Face value of award (% of salary)	Face value of award* £s	Percentage of award released for achieving threshold targets**	End of performance period
Rob Devey	225%	1,390,497	25%	31-Dec-15

Notes:

*	The Award is calculated based on the average share price over the three dealing days prior to the award being granted (22 May 2013).
**	The percentage of award released for achieving maximum targets is 100% (which will then be prorated for time employed). Fifty per cent of the award will vest subject to Relative TSR and fifty per cent subject to the achievement of UK IFRS profit targets. Further details of the performance conditions are outlined in the “Long-term incentives awarded in 2013” section.

The Remuneration Committee used their discretion to determine that outstanding variable awards of pay would be treated in the following ways:

•	A 2013 bonus prorated for the amount of time Mr Devey was employed by Prudential during the 2013 financial year (to 31 October 2013). A 2013 bonus of £637,776 was awarded;

•	Sixty per cent of this award was paid in cash and forty per cent was deferred into Prudential shares and will be released in 2016;

•	Outstanding long term incentive awards were prorated based on the time Mr Devey was employed by Prudential as a proportion of the relevant performance periods. Awards will continue to be subject to the original performance conditions and released on the original timescales.

As set out in the section on “Remuneration in respect of performance in 2013”, the performance conditions attached to Rob Devey’s 2011 GPSP and UK BUPP awards were met in full and 100 per cent of the proportion of these awards that were outstanding (34 months out of 36) will be released in 2014.

Clark Manning

Clark Manning stepped down from his role as President and Chief Executive of Jackson and as an executive director on 31 December 2010. Clark Manning remained Chairman of Jackson until 30 April 2011 and acted in an advisory role until 31 December 2011. The 2010 Directors’ Remuneration Report provided full details of the remuneration arrangements that would apply to Clark Manning after his resignation. These arrangements were implemented as intended by the Committee.

The performance conditions attached to the 2010 GPSP and BUPP awards were met in full and awards to Clark Manning were released during 2013 on a pro-rata basis, as disclosed in last year’s report. There are no further outstanding awards.

Other directors

A number of former directors receive retiree medical benefits for themselves and their partner (where applicable). This is consistent with other senior members of staff employed at the same time. A de minimis threshold of £10,000 has been set by the Committee; any payments, or benefits provided to a past director under this amount will not be reported.

Relative importance of spend on pay

The table below sets out the amounts paid in respect of 2012 and 2013 on all employee pay and dividends:

	2013	2012	Percentage change
All employee pay (£m)[1]	1,562	1,141	36.9%
Dividends (£m)	859	747	15.0%

Notes

1.	All employee pay as taken from note B3.1 to the financial statements in Item 18. The figure for 2012 includes an adjustment in respect of pension actuarial gains. Underlying employee pay, excluding social security and pension costs, increased by 13.6%. Further information is set out in the financial statements.

Percentage change in remuneration

The table below sets out how the change in remuneration for the Group Chief Executive between 2012 and 2013 compares to a wider employee comparator group:

	Salary	Benefits	Bonus
Group Chief Executive	3%	0%	2.8%
All UK employees	4.8%	5.3%	20.3%

The employee comparator group used for the purpose of this analysis is all UK employees. This includes employees in the UK Insurance Operations business, M&G and Group Head Office and reflects the average change in pay for employees employed in both 2012 and 2013. The salary increase includes uplifts made through the annual salary review as well as any additional changes in the year, for example promotions or role changes.

The UK work force has been chosen as the most appropriate comparator group as it reflects the economic environment for the location in which the Group Chief Executive is employed.

Statement of implementation in 2014

Executive directors’ salaries were reviewed in 2013 with changes effective from 1 January 2014. When the Committee took these decisions it considered the salary increases awarded to other employees in 2013 and the expected increases in 2014. The Committee also took account of the performance and experience of each executive, and the relative size of each directors’ role, as well as the performance of the Group. The external markets used to provide context to Committee were those used for 2013 salaries, with for the Chief Executive, M&G, an additional benchmark of Asset Management within International Insurance Companies.

The 2014 salary increase for the Chief Financial Officer was 5 per cent, all other executive directors received a 3 per cent increase. These uplifts are in line with 2014 salary increase budgets for other employees across our business units (3 per cent – 6 per cent).

No changes will be made to executive directors’ maximum opportunities under the annual bonus and long term incentive awards other than for the Chief Financial Officer. The Chief Financial Officer’s annual long term incentive award increased to 250% of salary.

The Chief Financial Officer’s total remuneration opportunity for 2014 has increased by 10%. This reflects the increasing complexity and responsibilities of the role, together with the incumbent’s considerable performance and contribution to the Group. In making this adjustment the Remuneration Committee were mindful of ensuring that the majority of this be provided through long term incentive awards, so that the full value is only realised over the long term and subject to the achievement of stretching performance conditions. Major shareholders were consulted on this change prior to implementation.

The remuneration packages for 2014 are summarised below:

Executive director	Role	2014 Salary Increase	2014 Salary	Maximum AIP (% salary)		LTI award (% salary)
				Maximum bonus	Bonus deferred
John Foley	Group Investment Director	3%	£648,000	160%	40%	250%
Jackie Hunt	CEO, UK	3%	£644,000	160%	40%	225%
Michael McLintock	CEO, M&G1	3%	£382,000	600%	40%	450%
Nic Nicandrou	Chief Financial Officer	5%	£682,000	175%	40%	250%
Barry Stowe	CEO, PCA	3%	HK$8,490,000	160%	40%	225%
Tidjane Thiam	Group Chief Executive	3%	£1,061,000	200%	40%	400%
Mike Wells	CEO, JNL[2]	3%	US$1,114,000	160%	40%	460%

Notes:

1.	The bonus opportunity for the CEO, M&G remains at the lower of 0.75 per cent of M&G’s IFRS profit or six times salary. As with 2013, he will receive awards under the Prudential LTIP and the M&G Executive LTIP, which are both included in the above figure.
2.	The CEO, JNL will also continue to have a 10 per cent share of the Jackson senior management bonus pool. 40 per cent of this is deferred in shares.

The performance measures attached to 2014 bonuses and long-term incentive awards remain unchanged from those set out in the Remuneration in respect of 2013 section of this report.

John Foley, Group Investment Director, stepped down from the Board on 1 April 2014, and Pierre-Olivier Bouée, Group Chief Risk Officer, was appointed to the Board on the same date. See “Changes to the Board on 1 April 2014” for further context on the disclosure above and additional details.

SUPPLEMENTARY INFORMATION

Directors’ outstanding long-term incentive awards

Share-based long-term incentive awards

	Plan name	Year of award	Conditional share awards outstanding at 1 Jan 2013 (Number of shares)	Conditional awards in 2013 (Number of shares)	Market price at date of award (pence)	Dividend equivalents on vested shares (Number of shares released)(2)	Rights exercised in 2013	Rights lapsed in 2013	Conditional share awards outstanding at 31 December 2013 (Number of shares)	Date of end of performance period
John Foley	GPSP	2011	152,484		733.5				152,484	31-Dec-13
	GPSP	2012	199,433		678				199,433	31-Dec-14
	PLTIP	2013		131,848	1203				131,848	31-Dec-15

			351,917	131,848					483,765

Jackie Hunt	PLTIP	2013		106,805	1176				106,805	31-Dec-13
	PLTIP	2013		95,585	1176				95,585	31-Dec-14
	GPSP	2013		118,040	1176				118,040	31-Dec-15

				320,430					320,430

Michael McLintock	GPSP	2010	66,238		568.5	7,490	66,238		—	31-Dec-12
	GPSP	2011	48,517		733.5				48,517	31-Dec-13
	GPSP	2012	47,079		678				47,079	31-Dec-14
	PLTIP	2013		46,687	1203				46,687	31-Dec-15

			161,834	46,687		7,490	66,238		142,283

Nic Nicandrou	GPSP	2010	208,179		568.5	23,548	208,179		—	31-Dec-12
	GPSP	2011	152,484		733.5				152,484	31-Dec-13
	GPSP	2012	185,374		678				185,374	31-Dec-14
	PLTIP	2013		122,554	1203				122,554	31-Dec-15

			546,037	122,554		23,548	208,179		460,412

Barry Stowe(1)	GPSP	2010	129,076		568.5	14,522	129,076		—	31-Dec-12
	BUPP	2010	129,076		568.5	13,824	122,880	6,196	—	31-Dec-12
	GPSP	2011	88,270		733.5				88,270	31-Dec-13
	BUPP	2011	88,270		733.5				88,270	31-Dec-13
	GPSP	2012	95,642		678				95,642	31-Dec-14
	BUPP	2012	95,642		678				95,642	31-Dec-14
	PLTIP	2013		131,266	1203				131,266	31-Dec-15

			625,976	131,266		28,346	251,956	6,196	499,090

Tidjane Thiam	GPSP	2010	510,986		568.5	57,806	510,986		—	31-Dec-12
	GPSP	2011	374,279		733.5				374,279	31-Dec-13
	GPSP	2012	523,103		678				523,103	31-Dec-14
	PLTIP	2013		345,831	1203				345,831	31-Dec-15

			1,408,368	345,831		57,806	510,986		1,243,213

Mike Wells(1, 3)	JNL PSP	2009	218,100		455.5		218,100		—	31-Dec-12
	JNL PSP	2010	141,000		568.5				141,000	31-Dec-13
	GPSP	2011	197,648		733.5				197,648	31-Dec-13
	BUPP	2011	197,648		733.5				197,648	31-Dec-13
	GPSP	2012	199,256		678				199,256	31-Dec-14
	BUPP	2012	199,256		678				199,256	31-Dec-14
	PLTIP	2013		273,470	1203				273,470	31-Dec-15

			1,152,908	273,470			218,100		1,208,278

Notes

1	The awards for Barry Stowe and Mike Wells were made in ADRs (1 ADR = 2 shares). The figures in the table are represented in terms of ordinary shares.
2	In 2010 a scrip dividend equivalent and in 2011, 2012 and 2013 a DRIP dividend equivalent were accumulated on these awards.
3	The table above reflects the maximum number of shares (150 per cent of the original number awarded) which may be released to Mike Wells under the JNL Performance Share Plan. This maximum number of shares may be released if stretch performance targets are achieved.

Business-specific cash-based long-term incentive plans

Details of all outstanding awards under cash-based long-term incentive plans are set out in the table below. The performance period for all M&G Executive LTIP awards is three years while the performance period for all JNL LTIP awards is four years:

	Year of initial award	Face value of conditional share awards outstanding at 1 January 2013 £000	Conditionally awarded in 2013 £000	Payments made in 2013 £000	Face value of conditional share awards outstanding at 31 December 2013 £000	Date of end of performance period
Michael McLintock
M&G Executive LTIP	2010	987		2616	—	31-Dec-12
M&G Executive LTIP	2011	1,318			1,318	31-Dec-13
M&G Executive LTIP	2012	953			953	31-Dec-14
M&G Executive LTIP	2013		1,112		1,112	31-Dec-15

Total cash payments made in 2013				2,616

Mike Wells
JNL LTIP	2009	894		1,118	—	31-Dec-12
JNL LTIP	2010	906			906	31-Dec-13

Total cash payments made in 2013				1,118

Note

Under the M&G Executive LTIP, the value of each unit at award is £1. The value of units changes based on M&G’s profit growth and investment performance over the performance period. For the 2010 award of 987,179 units, the unit price at the end of the performance period was £2.65 which resulted in a payment of £2,616,024 to Michael McLintock during 2013. For the 2011 award of 1,318,148 units, the unit price at the end of the performance period was £2.30. This will result in payment of £3,031,740 to Michael McLintock in 2014.

See the annual report on remuneration for a description of the JNL LTIP. Performance over the period from 2009 to 2012 resulted in a payment of £1,117,509 to Mike Wells during 2013. Performance over the period from 2010 to 2013 will result in a payment of £633,946 being paid to Mike Wells in 2014. The awards above were made before Mike Wells became an executive director and it is anticipated that no further awards will be made to him under this Plan.

The sterling face value of Mike Wells’ JNL LTIP awards have been calculated using the average exchange rate for the year in which the grant was made. The dollar face value of conditional share awards outstanding on 1 January 2013 and 31 December 2013 was US$2,800,000 and US$1,400,000 respectively.

Other share awards

The table below sets out the share awards that have been made to executive directors under their appointment terms and those deferred from annual incentive plan payouts. The number of shares is calculated using the average share price over the three business days commencing on the day of the announcement of the Group’s annual financial results for the relevant year. For the awards from the 2012 annual incentives, made in 2013, the average share price was 1124.17 pence.

	Year of grant	Conditional share awards outstanding at 1 Jan 2013 (Number of shares)	Conditionally awarded in 2013 (Number of shares)	Dividends accumulated in 2013(2) (Number of shares)	Shares released in 2013 (Number of shares)	Conditional share awards outstanding at 31 December 2013 (Number of shares)	Date of end of restricted period	Date of release	Market price at date of award (pence)	Market price at date of vesting or release (pence)
John Foley
Deferred 2011 annual incentive award	2012	46,057		1,189		47,246	31-Dec-14		750
Deferred 2012 annual incentive award	2013		34,727	896		35,623	31-Dec-15		1055

		46,057	34,727	2,085	—	82,869

Michael McLintock
Deferred 2009 annual incentive award	2010	77,493			77,493	—	31-Dec-12	02-Apr-13	552.5	1083
Deferred 2010 annual incentive award	2011	80,753		2,085		82,838	31-Dec-13		721.5
Deferred 2011 annual incentive award	2012	37,284		962		38,246	31-Dec-14		750
Deferred 2012 annual incentive award	2013		35,905	926		36,831	31-Dec-15		1055

		195,530	35,905	3,973	77,493	157,915

Nic Nicandrou
Deferred 2009 annual incentive award	2010	27,276			27,276	—	31-Dec-12	02-Apr-13	552.5	1083
Deferred 2010 annual incentive award	2011	49,862		1,287		51,149	31-Dec-13		721.5
Deferred 2011 annual incentive award	2012	45,060		1,163		46,223	31-Dec-14		750
Deferred 2012 annual incentive award	2013		38,836	1,003		39,839	31-Dec-15		1055

		122,198	38,836	3,453	27,276	137,211

Barry Stowe(1)
Deferred 2009 annual incentive award	2010	40,474			40,474	—	31-Dec-12	02-Apr-13	552.5	1083
Deferred 2010 annual incentive award	2011	58,314		1,522		59,836	31-Dec-13		721.5
Deferred 2011 annual incentive award	2012	52,446		1,368		53,814	31-Dec-14		750
Deferred 2012 annual incentive award	2013		37,726	984		38,710	31-Dec-15		1055

		151,234	37,726	3,874	40,474	152,360

Tidjane Thiam
Deferred 2009 annual incentive award	2010	65,482			65,482	—	31-Dec-12	02-Apr-13	552.5	1083
Deferred 2010 annual incentive award	2011	229,515		5,929		235,444	31-Dec-13		721.5
Deferred 2011 annual incentive award	2012	104,719		2,705		107,424	31-Dec-14		750
Deferred 2012 annual incentive award	2013		88,954	2,297		91,251	31-Dec-15		1055

		399,716	88,954	10,931	65,482	434,119

Mike Wells(1)
2009 After Tax Deferral Program award(3)	2010	32,250			32,250	—	15-Mar-13	15-Mar-13	520	1154
Deferred 2010 Group Deferred Bonus Plan award	2011	94,080		2,456		96,536	31-Dec-13		721.5
Deferred 2011 annual incentive award	2012	96,336		2,514		98,850	31-Dec-14		750
Deferred 2012 annual incentive award	2013		80,364	2,096		82,460	31-Dec-15		1055

		222,666	80,364	7,066	32,250	277,846

Notes

1	The Deferred Share Awards for Barry Stowe and Mike Wells were made in ADRs. The figures in the table are represented in terms of Prudential shares (1 ADR = 2 Prudential plc shares).
2	In 2010 a scrip dividend equivalent and in 2011, 2012 and 2013 a DRIP dividend equivalent were accumulated on these awards.
3	This award attracts dividends in the form of cash rather than shares.

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

In 2013 participants could elect to enter into savings contracts of up to £250 per month for a period of three or five years. At the end of this term, participants may exercise their options within six months and purchase shares. If an option is not exercised within six months, participants are entitled to a refund of their cash savings plus interest if applicable under the rules. Shares are issued to satisfy those options which are exercised. No options may be granted under the schemes if the grant would cause the number of shares which have been issued, or which remain issuable pursuant to options granted in the preceding 10 years under the scheme and any other option schemes operated by the Company, or which have been issued under any other share incentive scheme of the Company, to exceed 10 per cent of the Company’s ordinary share capital at the proposed date of grant.

Details of executive directors’ rights under the SAYE scheme are set out in the “Statement of directors’ shareholdings.”

•	Share Incentive Plan (SIP)

UK based executive directors are also eligible to participate in the Company’s HMRC approved Share Incentive Plan (SIP). In 2013 all UK based employees were able to purchase Prudential plc shares up to a value of £125 per month from their gross salary (partnership shares) through the SIP. For every four partnership shares bought, an additional matching share is awarded which is purchased by Prudential on the open market. Dividend shares accumulate while the employee participates in the plan. If the employee withdraws from the plan, or leaves the Group, matching shares may be forfeited.

The table below provides information about shares purchased under the SIP together with Matching Shares (awarded on a 1:4 basis) and dividend shares.

	Year of initial grant	SIP awards held in Trust at 1 January 2013 (Number of shares)	Partnership shares accumulated in 2013 (Number of shares)	Matching shares accumulated in 2013 (Number of shares)	Dividend shares accumulated in 2013 (Number of shares)	SIP awards held in Trust at 31 December 2013 (Number of shares)
Nic Nicandrou	2010	869	136	34	25	1,064
Jackie Hunt	2013	—	19	4	—	23

Dilution

Releases from the Prudential Long Term Incentive Plan, GPSP and BUPP are satisfied using new issue shares rather than by purchasing shares in the open market. Shares relating to options granted under all-employee share plans are also satisfied by new issue shares. The combined dilution from all outstanding shares and options at 31 December 2013 was 0.2 per cent of the total share capital at the time. Deferred shares will continue to be satisfied by the purchase of shares in the open market.

Share Ownership

Directors shareholdings

The current shareholding policy and the interests of directors in ordinary shares of Prudential are shown under the sections ‘Compensation Shareholding guidelines’ and ‘Compensation Directors’ Shareholdings’ above.

Prudential is not owned or controlled directly or indirectly by another corporation or by any government or by any other natural or legal person severally or jointly and Prudential does not know of any arrangements that might result in a change in Prudential’s control.

In addition, Prudential’s directors held, as at 11 March 2014, options to purchase 5,730 shares, all of which were issued under Prudential’s Savings-Related Share Option Scheme (SAYE). These options and plans are described in more detail below under ‘Options to purchase securities from Prudential’ in this section.

Outstanding options of directors and other executive officers

The SAYE is open to all UK and certain overseas employees. Options under this scheme up to HM Revenue & Customs (HMRC) limits are granted at a 20 per cent discount and cannot normally be exercised until a minimum of three years has elapsed. No payment is made for the grant of any options.

The share options held by the directors and other executive officers as at the end of period are shown under the section ‘Compensation Outstanding share options’ above.

Options to purchase and discretionary awards of securities from Prudential

As of 11 March 2014, 9,957,318 options were outstanding, which Prudential issued under the SAYE schemes. As of 11 March 2014 directors and other executive officers held 5,730 of such outstanding options. Except as described above in ‘Outstanding options of directors and other executive officers’, each option represents the right of the bearer to subscribe for one share at a particular pre-determined exercise price at a pre-set exercise date.

As of 11 March 2014, 2,016,202 shares were outstanding under the Prudential Jackson National Life US Performance Share Plan. Such outstanding awards held by directors or other executive officers at 31 December 2013, are included in the shares set forth under ‘Long-term incentive plans’ in the ‘Compensation’ section above.

As of 11 March 2014, 25,572,707 shares were outstanding under other awards. Of those, 1,335,423 shares were outstanding under the Annual Incentive Plan, 648,926 shares were outstanding under the PruCap Deferred Bonus Plan, 308,237 shares were outstanding under the Momentum Retention Plan, 891,670 shares were outstanding under the One Off Awards, 6,908,451 shares were outstanding under the PLTIP, 5,450,258 shares were outstanding under the GPSP, 1,196,934 shares were outstanding under the BUPP, 2,494,067 shares were outstanding under the Deferred Share Plans and 5,517,241 shares were outstanding under the PCA LTIP and 821,500 were outstanding under the Prudential Agency Long Term Incentive Plan. Such outstanding awards held by directors or other executive officers at 31 December 2013 are included under ‘Long-term incentive plans’ in the ‘Compensation’ section above.

The aggregate proceeds that would arise if all outstanding options under the SAYE schemes were exercised is £57 million. The latest expiration dates for exercise or release of the securities underlying the options or awards and the number of options or shares are set out in the table below.

Year of Expiration	Shares Outstanding Under the Prudential Jackson National Life US Performance Share Plan	Options Outstanding Under Savings Related Share Option Scheme	Shares Outstanding Under Other Awards	Total
	£m
2013	—	0.321	7.074	7.395
2014	1.051	3.822	7.89	12.763
2015	0.965	2.485	10.459	13.909
2016	—	2.504	0.06	2.564
2017	—	0.255	0.09	0.345
2018	—	0.57	—	0.57
2019	—	—	—	—
2020	—	—	—	—

Total	2.016	9.957	25.573	37.546

Information concerning the Group’s share award and share option plans for its employees is provided in ‘Compensation’ above as well as in note B3.2 to the consolidated financial statements in Item 18.

Board Practices

In accordance with Prudential’s Articles of Association, the Board or the members in a general meeting, may appoint up to 20 directors. In line with UK corporate governance guidelines, all directors submit themselves for annual re-election by shareholders at the Annual General Meeting and any director appointed by the Board will retire at the first Annual General Meeting following his or her appointment and offer himself or herself for election by shareholders.

Non-executive directors are appointed on the understanding that they serve an initial term of three years. Subject to review by the Nomination Committee, it would be expected that they would serve a second term of three years. In both instances, non-executive directors remain subject to re-election at the Annual General Meeting. After six years of service, non-executive directors may be appointed for a further year, up to a maximum of three years, subject to rigorous review by the Nomination Committee and annual election at the Annual General Meeting.

The Group Company Secretary supports the Chairman in providing tailored induction programs for new directors and on-going development for all directors. On appointment, all directors embark upon a wide-ranging induction program covering, amongst other things, the principal bases of accounting for the Group’s results, the role of the Board and its key Committees, and the ambit of the internal audit and risk management functions. In addition, they receive detailed briefings on the Group’s principal businesses, its product range, the markets in which it operates and the overall competitive environment. Other areas addressed include the directors’ obligations under the different listing regimes to which Prudential is subject, legal issues affecting directors of financial services companies, the Group’s governance arrangements, its investor relations program, as well as its remuneration policies.

Directors have a statutory duty to avoid conflicts of interest with the Company. The Company’s Articles of Association allow its directors to authorise conflicts of interest, and the Board has adopted a policy and effective procedures to manage and, where appropriate, approve conflicts or potential conflicts of interest. Under these procedures directors are required to declare all directorships or other appointments to companies which are not part of the Group along with other appointments which could result in conflicts or could give rise to a potential conflict.

The Nomination Committee, or the Board where appropriate, evaluates and approves each such situation individually where applicable and the Nomination Committee annually reviews such declarations prior to the publication of the Annual Report.

External appointments

Directors may hold directorships or other significant interests in companies outside the Group which may have business relationships with the Group.

Non-executive directors may serve on a number of other boards, review or advisory groups and charitable trusts provided that they are able to demonstrate satisfactory time commitment to their role at Prudential and that they discuss any new appointment with the Chairman prior to accepting. This ensures that they do not compromise their independence and that any potential conflicts of interest and any possible issues arising out of the time commitments required by the new role can be identified and addressed appropriately. The major commitments of our non-executive directors are detailed in their biographies on pages 207 to 213.

Executive directors may accept external directorships and retain any fees earned from those directorships subject to prior discussion with the Group Chief Executive and always provided that they do not lead to any conflicts of interest.

In line with the UK Code, executive directors would not be expected to hold more than one non-executive directorship, nor the chairmanship, of a FTSE 100 company. Some of our executive directors hold directorships or trustee positions of unquoted companies or institutions. Details of any fees retained are included in Item 6, ‘External Appointments on page 247.

Directors’ indemnities and protections

Suitable insurance cover is in place in respect of legal action against directors and senior managers of companies within the Prudential Group. Protection for directors, and certain senior managers, of companies within the Group, against personal financial exposure which may be incurred in their capacity as such, is also provided. These include qualifying third party indemnity provisions (as defined in the UK by the Companies Act 2006) for the benefit of directors of Prudential plc and other such persons including, where applicable, in their capacity as directors of other companies within the Group. These indemnities were in force during 2013 and remain in force.

In addition, the Company’s Articles of Association permit the directors and officers of the Company to be indemnified in respect of liabilities incurred as a result of their office.

A report on the activities undertaken by each Committee during the course of the year is set out below.

Audit Committee Report

Membership

The Audit Committee (the ‘Committee’) is comprised of the non-executive directors as set out below:

Director

Ann Godbehere (Chairman)

Howard Davies

Alistair Johnston

Philip Remnant

(appointed 1 January 2013)

Alice Schroeder

(appointed 10 June 2013)

Biographical details of the members can be found on pages 210 to 212.

Role and responsibilities

The Committee’s role is to assist the Board in meeting its responsibilities for the integrity of the Group’s financial reporting, including the effectiveness of the internal control and risk management systems, and for monitoring the effectiveness and objectivity of the internal and external auditors.

The principal responsibilities of the Committee are to:

•	monitor the integrity of the financial statements, including the review of half and full-year results, the annual report and accounts and other significant financial announcements and review the critical accounting policies, going concern assumption and key judgemental areas contained therein;

•	consider and advise the Board in meeting its obligation to report that the Annual Report is fair, balanced and understandable, and provides the information necessary for shareholders to assess the Company’s performance, business model and strategy;

•	monitor the framework and effectiveness of the Group’s systems of internal control, including the Turnbull compliance statement and Sarbanes-Oxley procedures;

•	monitor auditor independence and the external auditor’s plans and audit strategy, the effectiveness of the external audit process, the external auditor’s qualifications, expertise and resources, and make recommendations to the Board for the re-appointment of the external auditor;

•	approve the internal audit plan and resources, and monitor the audit framework and effectiveness of the internal audit function;

•	monitor the effectiveness of compliance processes and controls, and performance against the Group Compliance Plan;

•	review the anti-money laundering procedures in place, as well as the review of procedures operated for handling allegations from whistleblowers; and

•	review the effectiveness of the business unit Audit Committees.

In performing its duties, the Committee has access to employees and their financial or other relevant expertise across the Group.

Meetings

The Committee held 11 scheduled meetings and one additional meeting during the year and worked closely with the Risk Committee to ensure that any pertinent areas of overlap were appropriately addressed. The Chairman of the Risk Committee is a member of the Audit Committee and the Committee Chairman is a member of the Risk Committee. The cross-membership helps ensure that both Committees work together effectively to cover all relevant issues.

The Chairman of the Board, the Group Chief Executive, the Chief Financial Officer, the Group Chief Risk Officer, the Group General Counsel and head of Group-wide Internal Audit, as well as other senior staff from the Group finance, internal audit, risk, compliance and security functions attended the meetings by invitation to contribute to the discussions relating to their respective areas of expertise. The lead and other partners of the external auditor also attended the meetings.

How the Committee discharged its responsibilities in 2013

During the year, the Committee undertook the following work:

Financial reporting

The Committee assessed whether suitable accounting policies had been adopted throughout the accounting period and whether management had made appropriate estimates and judgements over recognition, measurement and presentation of the results. The Committee also focused on material transactions, clarity of disclosures, significant audit adjustments, the going concern assumptions, compliance with accounting standards and obligations under applicable laws, regulations and governance codes. The Committee further considered changes to the UK Annual Report requirements, including the introduction of the new Strategic Report, additional disclosures of the Audit Committee report and the fair, balanced and understandable requirement under the UK Code, providing advice to the Board in respect of this last requirement. In preparing the Annual Report, the Group has taken the opportunity to reassess the structure of the narrative sections and the Committee’s work in this area included consideration and discussions with management so that the narrative sections provide an enhanced description of the Company’s business and results.

Accounting policy changes on consolidated investment holdings (IFRS10), accounting for joint ventures and associated undertakings (IFRS11 and IFRS12), fair value measurement (IFRS13) and accounting for the Group’s defined benefit pension schemes (revised IAS19) were also considered. In addition, the Committee considered the impact that the acquisitions of REALIC and Thanachart Life would have on the financial statements.

Key assumptions and judgements in respect of the Group’s investments, insurance liabilities, and deferred acquisition costs are important and in this regard, the main areas of focus were:

•	oversight of the assumptions applied and operation of internal controls in respect of the items shown below, and more generally, in the preparation of the results;

•	specific assumptions for:

•	mortality and credit risk for UK annuity business;

•	economic and policyholder behaviour assumptions affecting the measurement of Jackson guarantee liabilities and amortisation of deferred acquisition costs;

•	non-recurrent adjustments to Asia policyholder liabilities; and

•	investment and derivative valuations, in particular considering the results of independent valuations by the external auditor.

The Committee also considered judgemental matters regarding provisions for certain open tax items.

The Committee received detailed papers from management regarding Group capital, Group liquidity, subsidiary capital and subsidiary liquidity prior to recommending to the Board that it could conclude that the financial statements should continue to be prepared on the going concern basis.

As part of its assessment of the explanation of performance, the Committee considered judgemental aspects of the Group’s reporting of non GAAP metrics and in relation to the Group’s supplementary reporting on the European Embedded Value (EEV) basis, specifically:

•	the appropriateness of the economic assumptions underpinning the projected rates of return and risk discount rates;

•	the appropriateness of changes to EEV operating assumptions and the level of operating experience variances; and

•	disclosures to explain the proposed change from 2014 so that the EEV results will be prepared on a post-tax only basis.

The Committee considered the effects of volatility in equity market movements, and changes in interest and foreign currency translation rates on the Group’s results, accounting presentation and disclosure.

For all of the above areas, the Committee received input from management and the external auditor prior to reaching its conclusions.

Confidential reporting

The Committee is responsible for reviewing the Group’s whistleblowing procedures and received, as a standing item, reports on concerns raised through these channels, as well as any management action taken in response.

The Confidential Helpline Policy (the ‘Policy’) is kept under regular review by the Committee and is maintained as part of the Group Governance Manual. No material changes to the Policy have been made during the course of 2013, although it has been updated to reflect the latest guidance issued by the Institute of Business Ethics.

The Committee also met with the head of Group Security, who is responsible for the Policy, without the presence of management, in respect of its responsibilities for reviewing whistleblowing procedures and any concerns regarding such issues.

Business unit audit committees

Every business unit has its own audit committee which provides oversight to the respective business unit and supports the work of the Committee. Any relevant matters discussed at business unit level are reported to the Committee. The members and chairmen are comprised primarily of senior management who are independent of the respective business unit. The minutes of these committees are reported regularly to the Committee and their meetings are attended by senior management of the respective business unit, including the business units’ heads of Finance, Risk, Compliance and Group-wide Internal Audit, and by the external auditor.

In 2013, the standard terms of reference for the business unit audit committees were updated in line with revised provisions included in the Committee’s terms of reference. These will be adopted in 2014 by the business unit audit committees with minor variations to address local requirements or the particular requirements of the business.

The Committee Chairman also reviewed and approved the appointments to the business unit audit committees.

During the year, the business unit audit committees reviewed their respective internal audit plans, resources and the results of internal audit work, and both external and internal auditors were able to discuss any relevant matters with the Chairman and members of the Committee as required.

Effectiveness of the business unit audit committees

An annual assessment of the business unit audit committees was carried out by Group-wide Internal Audit in order to ensure that these committees continued to function effectively and provide appropriate support to enable the Committee to fulfil its responsibilities.

The assessment was conducted by the internal audit teams in each of the business units and considered whether each of the committees was fulfilling its responsibilities as documented in their terms of reference. Attendance rates by committee members and evidence of the committees’ coverage of key business unit issues, as well as the appropriate escalation of concerns to the Committee formed part of the criteria used for the evaluation. The assessment further factored in the suitability of the business unit audit committee structures and the appropriateness of the membership on each committee.

The results of the assessment concluded that the business unit audit committees continued to operate effectively and the Committee considered a report on the findings at its meeting in December.

Internal control and risk management

The Committee reviewed the Group’s statement on internal control systems prior to its endorsement by the Board.

Pursuant to the requirements of Section 404 of the Sarbanes-Oxley Act, the Group undertakes an annual assessment of the effectiveness of internal control over financial reporting.

Group-wide Internal Audit

Group-wide Internal Audit is a fundamental function which supports the Committee in meeting its legal and regulatory responsibilities and also in complying with provisions of the UK and HK Codes. The independent assurance provided by the function formed a key part of the Committee’s deliberations on the systems of internal control and risk management.

Each of the Group’s business units has an internal audit team, the heads of which report to the head of Group-wide Internal Audit. Internal audit resources, plans, budgets and its work are overseen by both the Committee and the relevant business unit audit committee. The head of Group-wide Internal Audit reports functionally to the Committee and for management purposes to the Group Chief Executive.

As part of its remit, the Committee periodically meets with the head of Group-wide Internal Audit without the presence of management.

During the year, the Committee considered the following matters:

Effective Internal Audit in the Financial Services Sector

In July 2013, the Chartered Institute of Internal Auditors (CIIA) issued recommendations on Effective Internal Audit in the Financial Services Sector. Group-wide Internal Audit benchmarked their current structure and practices against the guidelines and the results of the benchmarking were also externally quality assured. While largely compliant, a programme of enhancement is scheduled to be completed to deliver full compliance in 2014. Aligned with the CIIA guidance for Effective Internal Audit in the Financial Services Sector, the revised Charter of Group-wide Internal Audit has been published on the Company’s website. In addition, the Committee has formally assessed that Group-wide Internal Audit has sufficient resources to discharge its mandate.

Internal Auditor performance

In addition to periodic external effectiveness reviews (such as that conducted by PwC in 2012), the Committee regularly assesses the performance and effectiveness of the internal audit function and did so during the course of the 2013. The assessment was performed by Group-wide Internal Audit Quality Assurance and conducted in accordance with the CIIA’s professional practice standards. For 2013, the assessment concluded that Group-wide Internal Audit complies with the requirements of internal audit policies, procedures and practices, and standards in all material respects and is aligned with its mandated objectives. As such, the Committee determined that Group-wide Internal Audit continued to operate effectively.

Group Compliance

The Committee received regular reports from Group Compliance, who is responsible for assessing the risks posed to the Group as a result of non-compliance with relevant regulations, including those in respect of anti-money laundering and sanctions. Each business unit has its own compliance function, and the role of Group

Compliance is to assess the effectiveness of these functions, as well as to provide oversight and support in the identification, mitigation and reporting of regulatory risks arising from both current business activities and from changes in the regulatory environment.

During 2013, the Committee also considered and approved changes to the Group Compliance Policy, the Anti-Money Laundering and Counter Terrorist Policy and the Group Sanctions Policy to take account of changes in the relevant legal and regulatory environments.

The Audit Committee is responsible for overseeing the relationship with the external auditor, KPMG Audit Plc, monitoring its performance, objectivity and independence, to ensure that its coverage is focused and that suitable overlap with the work of internal audit is achieved. As part of its remit, the Committee met with the external auditor without the presence of management on two occasions during the year.

External Audit

Auditor performance and independence

The Committee assessed the performance, as well as the independence and objectivity, of the external auditor and the effectiveness of the audit process. A key component of this assessment is the consideration that the auditor is sufficiently robust in its challenge. The review of the effectiveness of the external audit process was conducted through a questionnaire-based exercise administered by Group Finance. This was circulated to key stakeholders involved in the statutory audit, including Committee members, executive management, finance, Group-wide Internal Audit and risk functions across the Group. A report on the principal findings of the review was considered by the Committee in May 2013, alongside a response to the review prepared by KPMG.

The Committee also reviewed the external audit strategy and received reports from the auditor on its own policies and procedures regarding independence and quality control, including an annual confirmation of its independence in line with industry standards.

Re-appointment of auditor

The Group operates a policy under which at least once every five years a formal review is undertaken by the Committee to assess whether the external audit should be re-tendered. The external audit was last put out to competitive tender in 1999 when the present auditor was appointed. Since 2005 the Committee has annually considered the need to re-tender the external audit service and it again considered this in February 2014, concluding that there was nothing in the performance of the auditor which required a change.

The Committee acknowledges the provisions contained in the UK Code in respect of audit tendering, along with the current proposals of the UK Competition Commission and the European Union. The Committee intends to comply with these changes and will finalise its decision on the timeline for completing a tender of the external audit service when legislative requirements become final.

In line with the Auditing Practices Board Ethical Statements and the Sarbanes-Oxley Act, a new lead audit partner was appointed in respect of the 2012 financial year.

Following its review of the external auditor’s effectiveness and independence, the Committee has recommended to the Board that KPMG be re-appointed as auditor of the Company. Due to a legal reorganisation within KPMG, the specific entity being appointed for 2014 will be KPMG LLP rather than KPMG Audit Plc as currently. The Board has, therefore, decided to put KPMG Audit Plc’s parent entity, KPMG LLP, forward to be appointed as auditor and a resolution concerning their appointment will be put to a shareholder vote at the Annual General Meeting on 15 May 2014.

Further information on Auditor independence and Fees payable to the auditor is provided in Item 16C.

Dialogue with the regulator

Ongoing dialogue with the Prudential Regulatory Authority (PRA) was maintained through the usual cycle of close and continuous meetings with the Committee Chairman and relevant members of management. Discussions focussed on the Committee’s responsibilities on matters of financial reporting, audit and compliance.

The meetings were also used to better understand the PRA’s areas of focus and how these might impact the responsibilities of the Committee.

Training

The Committee received detailed presentations on a range of topics including updated financial accounting developments, the new reporting requirements, briefings on developments in the regulatory environment, and received the minutes of both the Disclosure Committee and the Assumptions Approval Committee for information. The Assumptions Approval Committee reviewed the key assumptions to be used for financial reporting, business planning, forecasting and the IAS19 valuation of the three UK defined benefit pension schemes.

Remuneration Committee Report

Membership

The Remuneration Committee (the ‘Committee’) is comprised exclusively of non-executive directors, as set out below:

Lord Turnbull (Chairman) Keki Dadiseth (to 1 May 2013) Michael Garrett (to 31 August 2013) Paul Manduca Kai Nargolwala Anthony Nightingale (from 1 June 2013) Philip Remnant (from 1 January 2013)

Biographical details of the members can be found on pages 207 to 213.

Meetings

The Committee meets at least three times a year and more often if required. In 2013, the Committee met five times and the key activities at each meeting are shown in the table below:

Meeting	Key activities
Early March 2013

•       Approve the 2012 directors’ remuneration report;

•       Consider 2012 bonus awards for executive directors;

•       Consider vesting of the long-term incentive awards with a performance period ending on 31 December 2012; and

•       Approve 2013 long-term incentive awards, performance measures and Plan documentation.

Mid-March 2013	• Confirm 2012 annual bonuses and the vesting of long term incentive awards with a performance period ending on 31 December 2012 in light of audited financial results.
June 2013

•       Review the remuneration of the Group Leadership Team, senior risk staff and of employees with a remuneration opportunity over £1 million per annum;

•       Consider the cascade of the remuneration architecture to the senior management team; and

•       Review progress towards share ownership guidelines by the Chairman, executive directors and Group Executive Committee members.

Meeting	Key activities
September 2013

•       Monitor performance against long-term incentive targets, based on the half year results;

•       Review the dilution levels resulting from the Company’s share plans;

•       Consider the latest version of the external measures report;

•       Review total 2014 remuneration of executive directors for consultation with shareholders; and

•       Review draft Remuneration Policy Report for consultation with shareholders.

December 2013

•       Review the level of participation in the Company’s all-employee share plans;

•       Approve executive directors’ 2014 salaries and incentive opportunities;

•       Consider the annual bonus and long term incentive measures and targets to be used in 2014;

•       Review an initial draft of the 2013 directors’ remuneration report;

•       Review the Committee’s terms of reference; and

•       Approve the Committee’s 2014 work plan.

The Chairman reported to the Board on matters of significance after each meeting. The terms of reference for the Committee are kept under regular review and are updated where required. A copy of these can be found on the Company’s website.

Nomination Committee Report

Membership

The Nomination Committee (the ‘Committee’) is comprised of the Chairman and the non-executive directors are set out below:

Director

Paul Manduca (Chairman)
Howard Davies
Ann Godbehere
Philip Remnant (appointed 1 January 2013)
Lord Turnbull

Biographical details of the members can be found on pages 207 to 213

Role and responsibilities

The purpose of the Committee is to assist the Board in ensuring that it maintains the appropriate balance of skills, knowledge and diversity to support the Group’s strategic objectives and that a clear and transparent appointment process for directors is in place.

The principal responsibilities of the Committee are to:

•	review the size, structure and composition of the Board, including the skills, knowledge, experience and diversity of Board members, and make recommendations to the Board with regard to changes;

•	identify and nominate candidates for appointment to the Board, based on merit and against objective criteria;

•	make recommendations to the membership of the Audit, Risk, Remuneration and Nomination Committees in consultation with the Chairmen of those Committees;

•	consider and, where necessary, authorise any actual or potential situational conflicts arising out of a proposed new appointment, changes in the circumstances of an existing appointment or those of a director’s connected person; and

•	develop, where appropriate, and periodically review any objectives established for the implementation of diversity on the Board and monitor progress toward the achievements of those objectives

Meetings

The Committee met on four occasions during the year.

The Group Chief Executive is closely involved in the work of the Committee and was invited to attend and contribute to meetings. The Group HR Director was also invited to attend meetings.

How the Committee discharged its responsibilities in 2013

During the year, the Committee undertook the following work:

Board composition

The Committee reviewed the composition of the Board and, in particular, the non-executive directors to ensure that the balance of skills, experience and knowledge continued to be appropriate for the Group’s business to meet the strategic objectives. The Committee also considered whether any additional skills and experience would be needed, either to complement those already on the Board or to plan for filling vacancies due to the future retirement of non-executive directors.

Succession planning

The Committee reviewed the succession plans for both executive and non-executive appointments to the Board taking into account the strategic objectives of the Group and the future retirement of Directors, as well as the level of diversity desirable for a Group with such a global reach. The process included consideration of the anticipated demands of the business and the skills and knowledge required to successfully deliver against these.

Appointment of directors

Two new non-executive directors and one executive director were appointed during the course of the year.

The Committee initiated the recruitment process for two non-executive directors to replace Keki Dadiseth and Michael Garrett who retired in 2013 and made recommendations to the Board on the appointment of Alice Schroeder and Anthony Nightingale (details of the process are set out below). Korn Ferry Whitehead Mann and Ridgeway Partners were appointed to assist in the searches leading to the appointment of Alice and Anthony respectively. Neither of the search consultancies used in the process undertook any other significant work for Prudential.

With the assistance of Egon Zehnder, the Committee also led the search process for the appointment of Jackie Hunt as Chief Executive, Prudential UK and Europe. Egon Zehnder assisted Prudential in finding candidates for a number of executive positions below Board level during the course of the year.

Appointment of non-executive directors

Alice Schroeder and Anthony Nightingale were appointed as non-executive directors during the course of the year, following the scheduled retirement of Keki Dadiseth and Michael Garrett as part of the continuous refreshment of the Board.

The Committee evaluated the skills and knowledge required in order to ensure the Board was appropriately balanced to meet the needs of the Group and agreed role specifications setting out the key attributes expected in the successful candidates.

The search consultancies shared with the Nomination Committee a long list of potential non-executive directors. The Committee reviewed the potential candidates provided by Korn Ferry Whitehead Mann and Ridgeway Partners, agreeing a shortlist of individuals meeting the key skills, knowledge and personal attributes as identified by the Committee. The Committee members and Group Chief Executive then met with the identified candidates, further evaluating them against the needs of the business and the Board.

The Committee gave consideration to the external commitments of the candidates to ensure they could dedicate sufficient time to meet the demands of the role and that they were suitably independent of the Group to fulfil the role of a non-executive director. On completion of the process, the Committee agreed to recommend Alice and Anthony to the Board for appointment.

Conflicts of interest and independence

The Board has delegated authority to the Committee to consider, and where necessary authorise, any actual or potential conflicts of interest arising in respect of the directors. The Committee considered potential conflicts of interest as they arose during the course of the year and in respect of the appointments of new directors.

The Committee also supports the Board in its annual consideration of the Conflicts of Interest Register, which is carried out prior to the publication of the Annual Report, and considers the independence of the non-executive directors, in the context of the criteria set out in the UK and HK Codes.

Risk Committee Report

Membership

The Risk Committee (the ‘Committee’) is comprised of the non-executive directors as set out below:

Director
Howard Davies (Chairman)
Ann Godbehere
Kai Nargolwala
Lord Turnbull

Biographical details of the members can be found on pages 210 to 213.

Role and responsibilities of the Committee

The Committee is responsible for assisting the Board in providing leadership, direction and oversight of the Group’s overall risk appetite, risk tolerance and risk management framework.

The principal responsibilities of the Committee are to:

•	review the Group’s risk, capital and liquidity management framework, as well as the Group’s risk appetite, its risk policies and standards, including the parameters used and methodologies and processes adopted for identifying and assessing risks;

•	review the material and emerging risk exposures of the Group, including market, credit, insurance, operational, liquidity and economic and regulatory capital risks as well as regulatory and compliance matters;

•	oversee the Group’s processes and policies for determining risk tolerance and reviewing management’s measurement and effectiveness of the Group’s risk tolerance levels;

•	receive and review Group-wide Internal Audit reports on the risk management function;

•	assist the Board in reviewing the risks inherent in the business plans; and

•	provide qualitative and quantitative advice to the Remuneration Committee on risk weightings applied to performance objectives incorporated in executive remuneration and evaluate whether the remuneration approach for senior executives was positioned within the Group’s overall risk appetite framework.

Meetings

The Committee met on five occasions during the year and continued to maintain close links to the Audit Committee. The Chairman of the Audit Committee is a member of the Risk Committee and the Committee Chairman is a member of the Audit Committee. This cross-membership facilitates an effective linkage between both Committees, ensuring that any risk assurance relevant to financial reporting is referred to that Committee.

The Chairman of the Board, the Group Chief Executive, the Chief Financial Officer, the Group Chief Risk Officer, the Group-wide Internal Audit Director and the Group General Counsel are invited to attend the meetings, as is the Chief Operating Officer, Group Risk and Director of Risk Advisory and Technical Analysis.

How the Committee discharged its responsibilities in 2013

During the year, the Committee undertook the following work:

Group risk framework

The Committee continued its granular review of the Group Risk Framework, expanding and strengthening it in respect of the Group’s significant investment portfolios and taking account of Prudential’s wider stakeholders.

Extensive ‘road-testing’ of the framework was carried out during the course of 2012 and 2013 with the Committee receiving regular feedback on the implementation in the business units. Once the Committee was satisfied that the strengthened framework was both appropriate for the business and functioning robustly, it was recommended to the Board for approval.

Key Group risks

The Committee continued to monitor the Group’s key risks against the changing economic backdrop and strategic objectives approved by the Board in June.

The Committee determined that the principal risks to the Group remained largely unchanged and continued to provide oversight to management’s actions in respect of these risks.

The Committee reviewed the adequacy of capital levels in respect of the principal risks to the Group, including the levels of capital buffers for unforeseen risks.

Regulatory and economic capital models

The development and finalisation of the model used in the preparation of the Group’s Pillar I disclosures required under Solvency II were areas of focus for the Committee. The appropriateness of the underlying model and the assumptions forming the basis of the Economic Capital Model were further key areas of consideration for the Committee and both items formed a notable part of the Committee’s deliberations over the course of 2013.

Stress testing

Alongside the Committee’s regular review of the Reverse Stress Test Exercise, Prudential also participated in the industry-wide stress testing carried out in the UK by the PRA.

The Committee considered the impact of the additional testing on the operation of the business units, approving the proposed timeline for the coordinated exercise and governance process for signing off the results.

Dialogue with the regulator

Ongoing dialogue with the PRA was maintained through the usual cycle of close and continuous meetings with the Committee Chairman and Group Chief Risk Officer. Discussions focussed on the Pillar I disclosures under Solvency II and the Economic Capital Model which sets out the Group’s approach to risk appetite and the Group Risk Framework.

The meetings were also used to better understand the PRA’s areas of focus and how these might impact the responsibilities of the Committee.

Training and support

The Committee regularly received updates from Group Risk, Group-wide Internal Audit and the Group Treasurer on industry and market developments and their impact on Prudential.

The Committee received the minutes of the Group Executive Risk Committee, along with any matters escalated by the other risk management committees.

In performing its duties, the Committee has access to the Group Chief Risk Officer, as well as other employees and their relevant expertise across the Group.

NYSE Corporate Governance Rules compared to Prudential plc’s Corporate Governance Practice

Pursuant to NYSE rule 303A Prudential has disclosed the differences between the NYSE Corporate Governance Rules and its Corporate Governance Practice on its website at www.prudential.co.uk/site-services/governance-and-policies/nyse-and-prudential-plcs-corporate-governance-rules-and-practice. See also Item 16G, ‘Corporate Governance’.

Employees

The average numbers of staff employed by the Prudential group, excluding employees of the venture investment subsidiaries of the PAC with-profits fund, for the following periods were:

	2013	2012*	2011*
Business operations:
Asia operations	12,239	11,284	10,114
US operations	4,414	4,000	3,785
UK operations	5,533	5,035	4,628

Total	22,186	20,319	18,527

*	The 2012 and 2011 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2 to Prudential’s consolidated financial statements in Item 18.

At 31 December 2013, Prudential employed 20,052 employees representing an increase in the year from 18,445 persons as at 31 December 2012. Most of the increase relates to Asia due to regular business growth, supporting growth in operations along with expansions in certain countries. Of the 20,052 employees, approximately 28 per cent were located in the United Kingdom, 51 per cent in Asia and 22 per cent in the United States. In the United Kingdom at 31 December 2013, Prudential had 401 employees paying union subscriptions through the payroll. At 31 December 2013, Prudential had 398 temporary employees in the United Kingdom, 1,986 in Asia and 117 in the United States. At 31 December 2013, Prudential had 215 fixed term contractors in the United Kingdom, 576 in Asia and none in the United States.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The Disclosure and Transparency Rules issued by the FCA provide that a person or corporate entity that acquires an interest of 3 per cent or more in Prudential ordinary shares is required to notify Prudential of that interest. If such interest subsequently reaches, exceeds or falls below a whole percentage point, this must also be notified. Similarly, a notification is required once the interest falls below 3 per cent. At 16 April 2014 Prudential had received the following notifications:

Significant Changes in Ownership

2011

•	In January 2011, BlackRock Inc notified Prudential that it had an interest of 127,614,906 shares, which represented 5.01 per cent of the ordinary share capital.

•	In March 2011, Capital Research and Management Company notified Prudential of a decrease in its interest to 281,048,317 shares representing 11.04 per cent of the ordinary share capital.

•	Also in March 2011, BlackRock Inc notified Prudential of a decrease in their interest of 126,093,582 shares representing 4.95 per cent of ordinary share capital and then in a further notification, of an increase in their interest to 127,414,496 shares representing 5.0 per cent of the ordinary share capital.

•	BlackRock Inc made two notifications up to 15 April 2011; the first notification was of a decrease in their interest to 126,974,810 shares representing 4.98 per cent of the ordinary share capital and the second was of an increase in their interest to 128,470,662 shares representing 5.04 per cent of the ordinary share capital.

•	In April 2011, BlackRock Inc notified a decrease in their interest in Prudential shares of 126,930,350, representing 4.98 per cent of the ordinary share capital.

•	In May 2011 BlackRock Inc notified an increase in shares to 127,401,807, representing 5 per cent of the ordinary share capital and later in May, notified a decrease in their interest to 126,991,833 representing 4.98 per cent of the ordinary share capital.

•	Also in May 2011, Capital Research and Management Company notified a decrease in their interest to 279,316,829 shares, representing 10.96 per cent of the ordinary share capital.

•	In June 2011, BlackRock Inc notified an increase to 127,695,916 shares representing 5.01 per cent of the ordinary share capital.

•	In July 2011, Capital Research and Management Company notified a decrease to 252,448,407 shares, representing 9.91 per cent of the ordinary share capital.

•	In August 2011, BlackRock Inc notified a decrease in interest to 125,132,015 shares, representing 4.91 per cent of the ordinary share capital and in November 2011, notified an increase to 127,422,766 shares, representing 5 per cent of the ordinary share capital.

•	Later in November 2011, BlackRock Inc notified a decrease to 127,201,756 shares representing 4.99 per cent of the ordinary share capital.

2012

•	In April 2012, BlackRock Inc. notified an increase in interest to 129,499,098 shares, representing 5.08 per cent of the issued share capital.

•	In September 2012, Capital Group Companies, Inc. (formerly interests notified by Capital Research and Management Company) notified an increase in interest to 256,652,047 shares, representing 10.04 percent of the issued share capital.

2013

•	In May 2013, Capital Group Companies Inc. notified a decrease in interest to 255,851,954 shares, representing 9.99 per cent of the issued share capital.

•	In July 2013, Capital Group Companies, Inc. notified an increase in interest to 259,009,041 shares representing 10.12 per cent of the issued share capital.

•	In September 2013, Legal and General plc notified a decrease in interest to 101,803,187 shares, representing less than 3 per cent of the issued share capital.

Table: Notifications received from major shareholders as at 2 April 2014

Shareholder	Date advised	Percentage of share capital	Shareholding
Capital Group Companies, Inc.	11/07/2013	10.12%	259,009,041
BlackRock Inc	05/04/2012	5.08%	129,499,098
Norges Bank	26/11/2010	4.03%	102,495,000

Major shareholders of Prudential have the same voting rights per share as other shareholders. See Item 10, ‘Additional Information Memorandum and Articles of Association—Voting Rights’.

As at 7 April 2014, there were 133 shareholders with a US address on Prudential’s register of shareholders. These shares represented approximately 0.01 per cent of Prudential’s issued ordinary share capital. As at 7 April 2014 there were 50 registered Prudential ADR holders. The shares represented by these ADRs amounted to approximately 2.07 per cent of Prudential’s issued ordinary share capital.

Prudential does not know of any arrangements which may at a subsequent date result in a change of control of Prudential.

Related Party Transactions

Information on the related party transactions of the Group is provided in note D8 to the consolidated financial statements in Item 18.

Item 8. Financial Information

See Item 18, ‘Financial Statements’.

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

	Prudential Ordinary Shares		Prudential ADRs		Prudential Ordinary Shares (Hong Kong)*		Prudential Ordinary Shares (Singapore)*
Year	High	Low	High	Low	High	Low	High	Low
	(pence)		(US Dollars)		(HK Dollars)		(US Dollars)
2009	650.5	207.0	21.8	5.6	—	—	—	—
2010	681.0	487.5	21.3	14.5	81.1	57.2	10.5	7.4
2011	777.0	509.0	25.8	16.2	100.0	62.4	12.6	8.0
2012	911.5	628.5	29.4	19.6	113.8	74.0	12.3	9.9
2013	1,340.0	901.5	45.0	28.6	175.0	111.0	16.0	13.1

	Prudential Ordinary Shares		Prudential ADRs		Prudential Ordinary Shares (Hong Kong)*		Prudential Ordinary Shares (Singapore)*
Quarter	High	Low	High	Low	High	Low	High	Low
	(pence)		(US Dollars)		(HK Dollars)		(US Dollars)
2012
First quarter	797.5	633.5	25.6	19.6	98.7	74.0	12.0	9.9
Second quarter	764.0	660.0	24.7	20.3	96.0	78.2	12.0	12.0
Third quarter	854.0	729.5	27.6	22.7	107.0	87.4	12.0	10.0
Fourth quarter	911.5	820.0	29.4	26.3	113.8	101.7	12.3	10.0
2013
First quarter	1,155.0	901.5	35.0	28.6	134.0	111.0	15.4	13.1
Second quarter	1,203.0	1,018.0	36.6	31.3	142.5	120.5	15.4	15.4
Third quarter	1,232.0	1,078.0	38.5	33.2	152.0	126.5	16.0	16.0
Fourth quarter	1,340.0	1,138.0	45.0	36.4	175.0	145.5	16.0	16.0

	Prudential Ordinary Shares (UK)		Prudential ADRs		Prudential Ordinary Shares (Hong Kong)		Prudential Ordinary Shares (Singapore)
Month	High	Low	High	Low	High	Low	High	Low
	(pence)		(US Dollars)		(HK Dollars)		(US Dollars)
October 2013	1,280.0	1,138.0	41.4	36.4	157.5	145.5	16.0	16.0
November 2013	1,307.0	1,243.0	42.7	39.9	160.0	155.5	16.0	16.0
December 2013	1,340.0	1,251.0	45.0	40.9	175.0	158.8	16.0	16.0
January 2014	1,377.0	1,228.0	45.8	40.1	195.0	177.0	16.0	16.0
February 2014	1,372.0	1,204.0	45.7	39.9	180.5	167.0	16.0	16.0
March 2014	1,398.0	1,268.5	46.7	42.5	181.8	166.5	16.0	16.0

*	Prudential listed on these stock exchanges on 25 May 2010. Accordingly, the market price data shown above for these stock exchanges is only from this date.

Market Data

Prudential ordinary shares are listed on the Premium Listing segment of the Official List of the UK Listing Authority and traded on the London Stock Exchange under the symbol ‘PRU’. On 25 May 2010, Prudential ordinary shares were admitted to listing on the Main Board of the Hong Kong Stock Exchange and are traded in board lots of 500 shares with the short name ‘PRU’ and stock code 2378; and as a secondary listing on the Singapore Stock Exchange, also traded in board lots of 500 shares, with the abbreviated name ‘PRU 500’.

Prudential American Depositary Shares (ADSs) have been listed for trading on the New York Stock Exchange since 28 June 2000 under the symbol ‘PUK’.

Item 10. Additional Information

Memorandum and Articles of Association

Prudential plc is incorporated and registered in England and Wales, under registered number 1397169. Its objects are unrestricted, in line with the default position under the Companies Act 2006.

The following is a summary of both the rights of Prudential shareholders and certain provisions of Prudential’s Articles of Association. Rights of Prudential shareholders are set out in Prudential’s Articles of Association or are provided for by English law. This document is a summary and, therefore, does not contain full details of Prudential’s Articles of Association. A complete copy of Prudential’s Articles of Association, adopted at the Annual General Meeting on 14 May 2009 and effective on 1 October 2009, was filed as an exhibit to Form 20-F for the year ended 31 December 2008. In addition, the Articles of Association may be viewed on Prudential’s website.

Share capital

The issued share capital as at 31 December 2013, which is set out in Note C10, consisted of ordinary shares of 5 pence each, all fully paid up and listed on the London Stock Exchange and the Hong Kong Stock Exchange. Subject to applicable local securities law, the Company’s shares may be registered on the main register in the UK or the branch registers in Ireland or Hong Kong.

	Issued share capital	Number of accounts on the register
2013	2,560,381,736	57,013
2012	2,557,242,352	60,522

Prudential also maintains secondary listings on the New York Stock Exchange in the form of American Depositary Receipts which are referenced to ordinary shares on the main UK register, under a depositary agreement with J.P. Morgan, and on the Singapore Stock Exchange in the form of interests in shares, which are referenced to the shares on the Hong Kong register under a depository agreement with the Central Depository (Pte) Limited.

Prudential has maintained a sufficiency of public float throughout the reporting period as required by the Hong Kong Listing Rules.

A number of dividend waivers are in place and these relate to shares issued but not allocated under the Group’s employee share plans. These shares are held by the Trustees and will, in due course, be used to satisfy requirements under the Group’s employee share plans.

The issued share capital of Prudential is not currently divided into different classes of shares. The Companies Act 2006 abolished the requirement for a company to have an authorised share capital.

As at 2 April 2014, the directors retained authority granted at the Annual General Meeting (the ‘AGM’) on 16 May 2013 to allot before the earlier of 30 June 2014 and the AGM of the Company to be held in 2014, ordinary shares of up to an aggregate nominal value of £42,653,640 subject to limitations and reductions in certain circumstances. Of those shares, directors retained authority to allot equity securities for cash up to a maximum nominal value of £6,398,046 without first being required to offer such securities to shareholders in proportion with their existing holding. In the case of a rights issue, directors retained authority to allot equity securities in favor of ordinary shareholders up to an aggregate nominal amount equal to £85,307,280 subject to reduction in certain circumstances.

At the AGM scheduled to be held on 15 May 2014, the shareholders are to vote on granting the directors similar authorities to allot ordinary shares, before the earlier of 30 June 2015 and the AGM of the Company to be held in 2015.

In addition the directors have authority to allot Sterling preference shares up to a maximum nominal amount of £20 million, Dollar preference shares up to a maximum nominal amount of US$20 million, and Euro preference shares up to a maximum nominal value of €20 million, the terms of which will be determined by the Board on allotment. Shareholders are to vote on renewing this authority at the AGM to be held on 15 May 2014.

The Board shall determine whether the preference shares are to be redeemable, their dividend rights, their rights to a return of capital or to share in the assets of the Company on a winding up or liquidation and their rights to attend and vote at general meetings of the Company prior to the date on which the preference shares are allotted. Under the Company’s Articles of Association, the Board has discretion to determine the terms and manner of redemption of redeemable shares when the shares are allotted.

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

Dividends and other distributions

Under English law, Prudential may pay dividends only if distributable profits are available for that purpose. Distributable profits are accumulated, realised profits not previously distributed or capitalised, less accumulated, realised losses not previously written off in a reduction or reorganisation of capital. Even if distributable profits are available, Prudential may only pay dividends if the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves, including, for example, the share premium account, and the payment of the dividend does not reduce the amount of the net assets to less than that aggregate. Subject to these restrictions, Prudential’s directors may recommend to ordinary shareholders that a final dividend be declared, recommend the amount of any such dividend, determine whether to pay a distribution by way of an interim dividend, and the amount of any such interim dividend out of the profits of the Company, but must take into account Prudential’s financial position. Final dividends become a legal liability of a company upon the later of the date they are declared by shareholders and the date the shareholder approval expresses them to be payable. Interim dividends only become a legal liability of a company at the moment they are paid, unless a company’s Articles of Association provide for declaration of interim dividends by directors. The Company’s Articles do not provide for declaration of interim dividends.

The Company or its directors determine the date on which Prudential pays dividends. Prudential pays dividends to the shareholders on its share registers on the record date in proportion to the number of shares held by each shareholder. There are no fixed dates on which entitlements to dividends arise. Interest is not payable on dividends or other amounts payable in respect of shares.

If a shareholder does not claim a dividend within 12 years of such dividend becoming due for payment, such shareholder forfeits their right to receive it. Such unclaimed amounts may be invested or otherwise used for Prudential’s benefit.

Shareholder meetings

English law provides for shareholders to exercise their power to decide on corporate matters at general meetings. In accordance with English law, the Company is required to call and hold annual general meetings. At annual general meetings, shareholders receive and consider the statutory accounts and the reports by the Company’s auditor and its directors, approve the directors’ remuneration report, elect and re-elect directors, declare final dividends, approve the appointment of the Company’s auditor, authorise the directors to determine the auditor’s remuneration, and transact any other business which ought to be transacted at a general meeting, either pursuant to the Articles of Association or English law. General meetings to consider specific matters may be held at the discretion of Prudential’s directors and must be convened, in accordance with English law, following the written request of shareholders representing at least five per cent of the voting rights of the issued and paid-up share capital. The quorum required under Prudential’s Articles of Association for a general meeting is two shareholders present in person or by proxy and entitled to vote on the business to be transacted.

Under the Companies (Shareholders’ Rights) Regulations 2009, notice periods for all general meetings have to be 21 days, except for a meeting (i) which is not an annual general meeting, (ii) for which an electronic facility for voting and appointing proxies is available to all members, and (iii) in respect of which a company obtains shareholder approval annually to retain the shorter 14-day notice period. Prudential has been able to call general meetings (other than annual general meetings) on 14-days’ notice and obtained shareholder approval at the AGM on 16 May 2013 to enable it to continue to do so after the implementation of the Regulations. The approval will be effective until the Company’s AGM to be held on 15 May 2014 when a similar resolution will be proposed.

Voting rights

Voting at any meeting of shareholders is by show of hands unless the Company’s intention to call a poll on the resolution is stated in the notice to the general meeting or, before or on the declaration of the result of a vote on the show of hands or on the withdrawal of any other demand for a poll, a poll is duly demanded. The Company’s practice is for all votes at its AGM to be conducted by way of poll. A poll may be demanded as described below. On a show of hands, every shareholder holding ordinary shares who is present in person, or a duly appointed proxy or in the case of a corporation, its duly authorised corporate representative, has one vote. On a poll, every shareholder who is present in person or by proxy and every duly authorised corporate representative has one vote for every share held. Only the holders of fully paid shares are allowed to attend, be counted in the quorum at meetings and vote. If more than one joint shareholder votes, only the vote of the shareholder whose name appears first in the register is counted. A shareholder whose shareholding is registered in the name of a nominee may only attend and vote at a general meeting if appointed by his or her nominee as a proxy or a corporate representative.

Resolutions of Prudential’s shareholders generally require the approval of a majority of the shareholders to be passed. Such resolutions, referred to as ordinary resolutions, require:

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

Reductions in Prudential’s issued share capital and share premium account must be approved by a special resolution of the shareholders and must be confirmed by an order of the court.

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

Shareholders resident abroad

There are no limitations on non-resident or foreign shareholders’ rights to own Prudential securities or exercise voting rights where such rights are given under English company law.

Winding-up

Prudential is subject to the general insolvency law applicable to UK companies.

Board of directors

Prudential’s Board of directors manages the Company business. However, the Company’s shareholders must approve certain matters, such as changes to the share capital and the election and re-election of directors. Directors are appointed subject to the Articles of Association. The Board may appoint directors to fill vacancies and appoint additional directors who hold office until the next AGM. The Articles of Association require that each director must have beneficial ownership of a given number of ordinary shares. The number of shares is determined by ordinary resolution at a general meeting and is currently 2,500. The minimum number of directors is eight and the maximum number is 20. Shareholders may vary the limits on the number of directors by ordinary resolution. There are currently 16 directors on Prudential’s Board.

At every AGM, any director who has been appointed by the Board since the last AGM; or who held office at the time of the two preceding AGMs and who did not retire at either of them; or who has held office with the Company, other than employment or executive office, for a continuous period of nine years or more at the date of the meeting, shall retire from office and may offer himself or herself for re-election by shareholders. Shareholders may remove any director before the end of his or her term of office by ordinary resolution and may appoint another person in his or her place by ordinary resolution. The UK Corporate Governance Code, contains a provision recommending that directors stand for annual re-election at the AGM. In line with these provisions, all directors are expected to stand for re-election at each AGM of the Company.

The directors may exercise all the powers of the Company to borrow money and to mortgage or charge any of its assets provided that the total amount borrowed does not, when aggregated with the total borrowing (which excludes, amongst other things, intra-group borrowings and amounts secured by policies, guarantees, bonds or contracts issued or given by Prudential or its subsidiaries in the course of its business) of all of Prudential’s subsidiaries, exceed the aggregate of the share capital and consolidated reserves and of one-tenth of the insurance funds of Prudential and each of its subsidiaries as shown in the most recent audited consolidated balance sheet of the Group prepared in accordance with the English law.

There is no age restriction applicable to directors in the Articles of Association.

Disclosure of interests

There are no provisions in Prudential’s Articles of Association that require persons acquiring, holding or disposing of a certain percentage of Prudential’s shares to make disclosure of their ownership percentage. The basic disclosure requirement under Part 6 of the Financial Services and Markets Act 2000 and Rule 5 of the Disclosure and Transparency Rules of the FCA imposes a statutory obligation on a person to notify Prudential and the FCA of the percentage of the voting rights he or she directly or indirectly holds or controls, or has rights over, through his direct or indirect holding of certain financial instruments, if the percentage of those voting rights:

•	reaches, exceeds or falls below 3 per cent and/or any subsequent whole percentage figure as a result of an acquisition or disposal of shares or financial instruments; or

•	reaches, exceeds or falls below any such threshold as a result of any change in the number of voting rights attached to shares in Prudential.

The Disclosure and Transparency Rules set out in detail the circumstances in which an obligation of disclosure will arise, as well as certain exemptions from those obligations for specified persons. Under section 793 of the UK Companies Act 2006, Prudential may, by notice in writing, require a person that Prudential knows or has reasonable cause to believe is or was during the three years preceding the date of notice interested in Prudential’s shares, to indicate whether or not that is the case and, if that person does or did hold an interest in Prudential’s shares, to provide certain information as set out in that Act.

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

In addition, under the Articles of Association, a shareholder may lose the right to vote his shares if he or any other person appearing to be interested in those shares fails to comply within a prescribed period of time with such a request to give the required information with respect to past or present ownership or interests in those shares, or makes a statement in response to such a request which is in the opinion of the directors false or misleading in any material manner. In the case of holders of 0.25 per cent or more of the issued share capital of Prudential (or any class of the share capital), in addition to disenfranchisement, the sanctions that may be applied by the Company under its Articles of Association include withholding the right to receive payment of dividends on those shares, and restrictions on transfers of those shares. In the case of holders of less than 0.25 per cent of the issued share capital of Prudential, the sanction is disenfranchisement alone.

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

Directors’ interests in contracts

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

A director may not vote or be counted in the quorum in relation to any resolution of the Board in respect of any contract in which he or she has an interest. This prohibition does not, however, apply to any resolution where that interest cannot reasonably be regarded as likely to give rise to a conflict of interest or where that interest arises only from certain matters specified in the Articles of Association (filed as an exhibit to Form 20-F), including the following:

•	certain matters that benefit the Group (such as a guarantee, indemnity or security in respect of money lent or obligations undertaken by the director at the request of or for the benefit of Prudential or one of its subsidiaries);

•	certain matters that are available to all other directors and/or employees (such as the provision to the director of an indemnity where all other directors are being offered indemnities on substantially the same terms or in respect of any contract for the benefit of Group employees under which the director benefits in a similar manner to the employees); and

•	certain matters that arise solely from the director’s interest in shares or debentures of the Company (such as where Prudential or one of its subsidiaries is offering securities in which offer the director is entitled to participate as a holder of securities or in respect of any contract in which a director is interested by virtue of his interest in securities in the Company).

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

Directors’ power to vote on own terms of appointment

A director shall not vote on or be counted in the quorum in relation to any resolution of the Board concerning his own appointment, or the settlement or variation of the terms or the termination of his own appointment, as the holder of any office or place of profit with the Company or any other company in which the Company is interested.

Directors’ remuneration

The remuneration of the executive directors and the Chairman is determined by the Remuneration Committee, which consists of non-executive directors. The remuneration of the non-executive directors is determined by the Board. For further details see Item 6, ‘Directors, Senior Management and Employees—Compensation’.

Transactions with Directors

Prudential may only grant a loan or quasi-loan, or provide security or financial accommodation, to its directors and their connected persons if approval has been obtained from shareholders at a general meeting.

Payments to Directors for loss of office

For further details see Item 6, ‘Directors, Senior Management and Employees—Compensation’.

Change of control

There is no specific provision in Prudential’s Articles of Association that would have an effect of delaying, deferring or preventing a change in control of Prudential and that would operate only with respect to a merger, acquisition or corporate restructuring involving Prudential, or any of its subsidiaries.

Exclusive jurisdiction

Under Prudential’s Articles of Association, any proceeding, suit or action between a shareholder and Prudential and/or its directors arising out of or in connection with the Articles of Association or otherwise, between Prudential and any of its directors (to the fullest extent permitted by law), between a shareholder and Prudential’s professional service providers and/or between Prudential and Prudential’s professional service providers (to the extent such proceeding, suit or action arises in connection with a proceeding, suit or action between a shareholder and such professional service provider) may only be brought in the courts of England and Wales.

Material Contracts

Not applicable.

Exchange Controls

Other than the requirement to report certain events and transactions to HM Revenue and Customs, there are currently no UK laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange controls, or that affect the remittance of dividends or other payments to non-UK residents or to US holders of Prudential’s securities, except as otherwise set forth under ‘—Taxation’ in this section.

Taxation

The following is a summary, under current law and practice, of the principal UK tax, US federal income tax, Hong Kong and Singapore tax considerations relating to an investment by a US taxpayer in Prudential ordinary shares or ADSs. This summary applies to you only if:

•	you are an individual US citizen or resident, a US corporation, or otherwise subject to US federal income tax on a net income basis in respect of your holding of Prudential ordinary shares or ADSs;

•	you hold Prudential ordinary shares or ADSs or shares held or traded in Singapore through CDP as a capital asset for tax purposes;

•	if you are an individual, you are not resident in the United Kingdom for UK tax purposes, and do not hold Prudential ordinary shares or ADSs for the purposes of a trade, profession, or vocation that you carry on in the United Kingdom through a branch or agency or if you are a corporation, you are not resident in the UK for UK tax purposes and do not hold the securities for the purpose of a trade carried on in the United Kingdom through a permanent establishment in the United Kingdom; and

•	you are not domiciled in the UK for inheritance tax purposes.

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

Subject to the comments in the following paragraph, a holder of Prudential ordinary shares or ADSs who, for UK tax purposes, is an individual who is not resident in the United Kingdom will not be liable for UK taxation on capital gains realised on the disposal of Prudential ordinary shares or ADSs unless at the time of the disposal:

•	the holder carries on a trade, profession or vocation in the United Kingdom through a branch or agency, and

•	the Prudential ordinary shares or ADSs are or have been used, held, or acquired for use by or for the purposes of such trade, profession, or vocation, or for the purposes of such branch or agency.

A holder of Prudential ordinary shares or ADSs who is an individual who is temporarily a non-UK resident for UK tax purposes will, in certain circumstances, become liable to UK tax on capital gains in respect of gains realised while he or she was not resident in the UK.

UK Inheritance Tax

Prudential ordinary shares which are registered on the main Prudential share register are assets situated in the United Kingdom for the purposes of UK inheritance tax (the equivalent of US estate and gift tax). Prudential ADSs are likely to be treated in the same manner as the underlying Prudential ordinary shares and as situated in the United Kingdom. Subject to the discussion of the UK-US estate tax treaty in the next paragraph, UK inheritance tax may apply if an individual who holds Prudential ordinary shares which are registered on the main Prudential share register or ADSs gifts them or dies even if he or she is neither domiciled in the United Kingdom nor deemed to be domiciled there under UK law. For inheritance tax purposes, a transfer of Prudential ordinary shares or ADSs at less than full market value may be treated as a gift for these purposes. Special inheritance tax rules apply (1) to gifts if the donor retains some benefit, (2) to close companies and (3) to trustees of settlements. Prudential ordinary shares which are registered on the Hong Kong or Irish branch register should not be treated as situated in the United Kingdom for the purpose of UK inheritance tax.

However, as a result of the UK-US estate tax treaty, Prudential ordinary shares which are registered on the main Prudential share register or ADSs held by an individual who is domiciled in the United States for the purposes of the UK-US estate tax treaty and who is not a UK national will, subject to special rules relating to trusts and settlements, not be subject to UK inheritance tax on that individual’s death or on a gift of the Prudential ordinary shares or ADSs unless the Prudential ordinary shares or ADSs:

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

UK Stamp Duty and Stamp Duty Reserve Tax

Relevant legislation provides that, subject to certain exemptions, UK stamp duty would be payable on a transfer of, and UK stamp duty reserve tax (‘SDRT’) would be payable upon a transfer or issue of, Prudential ordinary shares to the depositary of Prudential ordinary shares that is responsible for issuing ADSs (the ‘ADS Depository’), or a nominee or agent of the ADS depositary, in exchange for American Depository Receipts (‘ADRs’) representing ADSs. For this purpose, the current rate of stamp duty and SDRT is 1.5 per cent (rounded up, in the case of stamp duty, to the nearest £5).

However, as a result of case law, HMRC’s current position is that they will not seek to levy a 1.5 per cent SDRT charge on an issue of UK shares to a person providing clearance services or issuing depositary receipts, wherever located. HMRC do not, however, agree that the recent case law extends to transfers of shares to a person providing clearance services or issuing depositary receipts, wherever located, where that transfer is not an integral part of an issue of share capital. It is recommended that, should this charge arise, independent professional tax advice be sought without delay.

Provided that the instrument of transfer is not executed in the United Kingdom no UK stamp duty should be required to be paid on any transfer of Prudential ADRs representing ADSs. Based on Prudential’s understanding of HMRC’s application of the exemption from SDRT for depository receipts a transfer of Prudential ADRs representing ADSs should not, in practice, give rise to a liability to SDRT.

Subject to the special rules relating to clearance systems and issuers of depository receipts, a transfer for value of Prudential ordinary shares (but excluding Prudential ordinary shares registered on the Hong Kong or Irish branch register unless the instruments of transfer are executed in the UK), as opposed to ADSs, will generally give rise to a charge to UK stamp duty or SDRT, other than where the amount or value of the consideration for the transfer is £1,000 or under and the transfer instrument is certified to that effect, at the rate of 0.5 per cent (rounded up, in the case of stamp duty, to the nearest £5). The rate is applied to the price payable for the relevant Prudential ordinary shares. To the extent that UK stamp duty is paid on a transfer of Prudential ordinary shares, no SDRT should generally be payable on the agreement for that transfer. Subject to certain special rules relating to clearance services, a transfer of ordinary shares from a nominee to their beneficial owner (other than on sale), including a transfer of underlying Prudential ordinary shares from the ADS depositary or its nominee to an ADS holder, is not subject to UK stamp duty. No UK SDRT should be payable on an agreement to transfer Prudential ordinary shares registered on the Hong Kong or Irish branch registers, subject to the special rule relating to clearance systems and issuers of depository receipts.

UK stamp duty is usually paid by the purchaser. Although SDRT is generally the liability of the purchaser, any such tax payable on the transfer or issue of Prudential ordinary shares to the ADS depositary or its nominee will (subject to the change referred to above) be payable by the ADS depositary as the issuer of the ADSs. In accordance with the terms of the Deposit Agreement, the ADS depositary will recover an amount in respect of such tax from the initial holders of the ADSs.

US Federal Income Tax Treatment of Distributions on Prudential Ordinary Shares or ADSs

If Prudential pays dividends, you must include those dividends in your income when you receive them. The dividends will be treated as foreign source income. You should determine the amount of your dividend income by converting pounds sterling into US dollars at the exchange rate in effect on the date of your (or the depositary’s, in the case of ADSs) receipt of the dividend. Subject to certain exceptions for short-term and hedged positions, the US dollar amount of dividends received by an individual will be subject to taxation at a lower rate than ordinary income if the dividends are ‘qualified dividends.’ Dividends received with respect to the ordinary shares or ADSs will be qualified dividends if Prudential was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (‘PFIC’). Based on the nature of its business activities and its expectations regarding such activities in the future, Prudential believes that it was not treated as a PFIC within the meaning of the Code with respect to its 2013 taxable year and does not anticipate becoming a PFIC for its 2014 taxable year.

US Federal Income Tax Treatment of Capital Gains

If you sell your Prudential ordinary shares or ADSs, you will recognise a US source capital gain or loss equal to the difference between the US dollar value of the amount realised on the disposition and the US dollar basis in the ordinary shares of the ADSs. A gain on the sale of Prudential ordinary shares or ADSs held for more than one year will be treated as a long-term capital gain. The net long-term capital gain generally is subject to taxation at a lower rate than ordinary income. Your ability to offset capital losses against ordinary income is subject to limitations.

US Federal Medicare Tax on Net Investment Income

A 3.8 per cent surtax will generally apply to the net investment income of individuals whose modified adjusted gross income exceeds certain threshold amounts. For 2014, these amounts are $200,000 in the case of single taxpayers, $250,000 in the case of married taxpayers filing joint returns, and $125,000 in the case of married taxpayers filing separately. Net investment income includes, among other items, dividends, interest, and net gain from the disposition of property (other than certain property held in a trade or business).

US Information Reporting and Backup Withholding

Under the US tax code, a US resident holder of Prudential ordinary shares or ADSs may be subject, under certain circumstances, to information reporting and possibly backup withholding with respect to dividends and proceeds from the sale or other disposition of Prudential ordinary shares or ADSs, unless the US resident holder provides proof of an applicable exemption or correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under the backup withholding rules is not additional tax and may be refunded or credited against the US resident holder’s federal income tax liability, so long as the required information is furnished to the IRS.

Hong Kong Taxation of Dividends

No tax will be payable in Hong Kong in respect of dividends Prudential pays to its US resident holders. Dividends distributed to Prudential’s US resident holders will be free of withholding taxes in Hong Kong.

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

Singapore Taxation on gains of sale

Disposal of the Prudential Shares

Singapore does not impose tax on capital gains. However, gains of an income nature may be taxable in Singapore. There are no specific laws or regulations which deal with the characterisation of whether a gain is income or capital in nature. Gains arising from the disposal of the Prudential Shares by US resident holders may be construed to be of an income nature and subject to Singapore income tax, especially if they arise from activities which are regarded as the carrying on of a trade or business and the gains are sourced in Singapore.

Adoption of FRS 39 for Singapore Tax Purposes

Any US resident holders who apply, or who are required to apply, the Singapore Financial Reporting Standard 39 Financial Instruments—Recognition and Measurement (‘FRS 39’) for the purposes of Singapore income tax may be required to recognise gains or losses (not being gains or losses in the nature of capital) in accordance with the provisions of FRS 39 (as modified by the applicable provisions of Singapore income tax law) even though no sale or disposal is made. Taxpayers who may be subject to such tax treatment should consult their own accounting and tax advisers regarding the Singapore income tax consequences of their acquisition, holding and disposal of the Prudential Shares.

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

Singapore Goods and Services Tax

There is no Goods and Services Tax (‘GST’) payable in Singapore on the subscription or issuance of the Prudential Shares. The clearing fees, instruments of transfer deposit fees and share withdrawal fees are subject to GST at the prevailing standard-rate (currently 7per cent) if the services are provided by a person belonging to Singapore to a holder of the Prudential Shares. However, such fees could be zero-rated when provided to a US resident holder of the Prudential Shares belonging outside Singapore provided certain conditions are met. For a holder of the Prudential Shares belonging in Singapore who is registered for GST, the GST incurred is generally not recoverable as input tax credit from the Inland Revenue Authority of Singapore unless certain conditions are satisfied. These GST-registered holders of the Prudential Shares should seek the advice of their tax advisors on these conditions.

Documents on Display

Prudential is subject to the informational requirements of the Securities Exchange Act of 1934 applicable to foreign private issuers. In accordance with these requirements, Prudential files its Annual Report on Form 20-F and other documents with the Securities and Exchange Commission. You may read and copy this information at the following location:

Conventional Reading Rooms

Headquarters

100 F Street, N.E.

Room 1580

Washington, D.C. 20549

Please call the SEC at (202) 551 8090 for further information on the conventional reading rooms. Copies of these materials can also be obtained by email to PublicInfo@sec.gov or mail at prescribed rates from the Office of Investor Education and Advocacy of the Securities and Exchange Commission, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. In addition, some of Prudential’s filings with the Securities and Exchange Commission, including all those filed on or after 4 November 2002, are available on the websites of the Securities and Exchange Commission and the New York Stock Exchange

Prudential also files reports and other documents with the London, Hong Kong and Singapore stock exchanges. This information may be viewed on the websites of each of those exchanges as well as via the UK Financial Conduct Authority’s National Storage Mechanism. All reports and other documents filed with the each of the exchanges are also published on Prudential’s website.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Overview

As a provider of financial services, including insurance, the management of risk lies at the heart of the Group’s business. The control procedures and systems established within the Group are designed to manage, rather than eliminate , the risk of failure to meet business objectives. They can only provide reasonable and not absolute assurance against material misstatement or loss, and focus on aligning the levels of risk taking with the achievement of business objectives.

The Group’s internal control processes are detailed in the Group Governance Manual. This is supported by the Group Risk Framework, which provides an overview of the Group-wide philosophy and approach to risk management. Where appropriate, more detailed policies and procedures have been developed at Group and/or business unit levels. These include Group-wide mandatory policies on certain operational risks, including: health, safety, fraud, money laundering, bribery, business continuity, information security and operational security, and policies on certain financial risks. Additional guidelines are provided for some aspects of actuarial and financial activity.

Prudential’s Group Risk Framework requires that all of the Group’s businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group. The Group Risk Framework is based on the concept of ‘three lines of defence’: Risk management; risk oversight and independent assurance. Primary responsibility for strategy, performance management and risk control lies with the Board, which has established the Group Risk Committee to assist in providing leadership, direction and oversight, and with the Group Chief Executive and the chief executive of each business unit. Risk oversight is provided by Group level risk committees, chaired by the Group Chief Risk Officer or the Chief Financial Officer. Independent assurance on the Group’s internal control and risk management systems is provided by the Audit Committee, supported by the Group-wide Internal Audit.

The Group’s risk reporting framework forms an important part of the Group’s business processes and planning. Business units review their risks as well as opportunities as part of their business plans, and risks against business objectives are regularly discussed with Group executive management.

Additional information on the Group’s risk framework is included in the risk and capital management section under ‘Group Risk Framework in Item 4 Information on the Company.’

The management of the risk attached to the Group’s financial instruments and insurance liabilities, together with the inter-relationship with the management of capital is summarised in the following sections.

Major Risks

Specific business environmental and operational risks are discussed under Item 3, ‘Key Information—Risk Factors’ and Item 5, ‘Operating and Financial Review and Prospects—Principal Factors Affecting Prudential Results of Operations’. Risks discussed under Item 4, ‘Information on the Company—Business of Prudential’ include ‘Business of Prudential—UK Business’ and ‘Business of Prudential—Legal Proceedings’.

Market and financial risks

A detailed analysis of market and financial risks is provided in Item 4 ‘Group Risk Framework’ and note C7 to the consolidated financial statements in Item 18.

Currency of Investments

Prudential’s investments are generally held in the same currency as its liabilities and, accordingly, pound sterling liabilities will generally be supported by pound sterling assets and US dollar liabilities will generally be supported by US dollar assets. However, where Prudential believes it is appropriate, it holds some non-domestic equities in the equity portfolios in the belief that this diversifies the overall portfolio risk.

Further quantitative disclosure of Prudential’s currency of financial assets and liabilities is provided in note C3.5(a)(iii) and C3.5(b) to the consolidated financial statements in Item 18.

Currency of Core Borrowings

Prudential is subject to certain interest rate risk and foreign exchange risk on its core borrowings. At 31 December 2013, Prudential held £2,336 million of pounds sterling debt, £2,283 million, or approximately $3,781 million, of US dollar debt and £17 million, or approximately €20 million of Euro debt. £4,344 million of the core debt was at fixed rates of interest and £292 million was at or has been swapped into floating rates of interest.

The profit and loss accounts of foreign subsidiaries are translated at average exchange rates for the year. Assets and liabilities of foreign subsidiaries are translated at closing exchange rates. Foreign currency borrowings that have been used to provide a hedge against Group equity investments in overseas subsidiaries are also translated at closing exchange rates. The impact of these translations is recorded as other comprehensive income.

Sensitivity Analysis

Prudential is sensitive to interest rate movements, movements in the values of equities and real estate and foreign exchange fluctuations.

Sensitivity analysis with regard to the Group’s investments in debt securities, equities and real estate, to insurance contracts and to foreign exchange fluctuations, is provided in note C7 to the consolidated financial statements in Item 18.

Additional sensitivity analysis of the Group’s long-term debt and interests in derivatives contracts has been provided below.

Interest Rate Risk—Long-term Debt

The table below quantifies the estimated increase in fair value of long-term borrowings at 31 December 2013 and 2012, resulting from a 100 basis point reduction in interest rates at those dates. The carrying value of short-term borrowings, which approximates their fair value, would not be materially increased by a 100 basis point reduction in interest rates. Prudential believes this to be a reasonably possible near-term market change for interest rates.

	31 December 2013 £m			31 December 2012 £m
	Carrying Value	Fair Value	Estimated Increase in Fair Value	Carrying Value	Fair Value	Estimated Increase in Fair Value
Long-term borrowings
Bonds, £300 million aggregate principal amount, 6.875 per cent due 2023	300	370	32	300	394	40
Bonds, £250 million aggregate principal amount, 5.875 per cent due 2029	249	289	35	249	313	44
Bonds, £435 million aggregate principal amount, 6.125 per cent, due 2031	429	488	61	429	518	73
Bonds, £400 million aggregate principal amount, 11.375 per cent, due 2039	388	542	32	386	555	38
Bonds, £700 million aggregate principal amount, 5.70 per cent, due 2063	695	706	102	—	—	—
Capital securities, $1,000 million aggregate principal amount, 6.5 per cent perpetual	604	608	85	615	631	92
Capital securities, $250 million aggregate principal amount, 6.75 per cent perpetual(ii)	151	149	—	154	154	—
Capital securities, $300 million aggregate principal amount 6.5 per cent perpetual(ii)	181	178	—	185	187	—
Capital securities, $750 million aggregate principal amount, 11.75 per cent perpetual	451	492	5	458	536	11
Capital securities, $700 million aggregate principal amount, 5.25 per cent perpetual (ii)	417	404	60	—	—	—
Capital securities, $550 million aggregate principal amount, 7.75 per cent perpetual (ii)	329	360	54	334	358	48
Medium Term Subordinated Notes, €20 million, 2023(i)	17	17	—	16	16	—

Total central companies	4,211	4,603	466	3,126	3,662	346

Insurance operations
Guaranteed bonds, £100 million, principal amount, 8.5 per cent undated subordinated	100	114	5	100	107	5
Surplus notes, $250 million principal amount, 8.15 per cent due 2027(iv)	150	188	20	153	196	16

Total long-term business	250	302	25	253	303	21

Other operations
Bank Loans(iii)	275	275	—	275	275	—

Total	4,736	5,180	491	3,654	4,240	367

Notes

(i)	The €20 million borrowings were issued at 20-year Euro Constant Maturity Swap (capped at 6.5 per cent). These have been swapped into borrowings of £14 million with interest payable at three month £LIBOR plus 1.2 per cent.
(ii)	The US$250 million 6.75 per cent borrowings, the US$300 million 6.5 per cent borrowings, the US$550 million 7.75 per cent borrowings and the US$700 million 5.25 per cent borrowings can be converted, in whole or in part, at the Company’s option and subject to certain conditions, on any interest payment date, into one or more series of Prudential preference shares.
(iii)	The PruCap bank loan has been made in two tranches: a £160 million loan maturing in 20 December 2017, currently drawn at a cost of 12 month £LIBOR plus 0.4 per cent and a £115 million loan maturing on 20 December 2017 and currently drawn at a cost of 12 month £LIBOR plus 0.59 per cent.
(iv)	The Jackson borrowings are unsecured and subordinated to all present and future indebtedness, policy claims and other creditor claims of Jackson.

There is no impact on profit at 31 December 2013 and 2012 as a result of these reductions in interest rates because the liabilities are recognised in the financial statements at carrying value, which is equal to their amortised cost.

Derivative Contracts

As at 31 December 2013 the net market value exposure of derivatives was an asset of £640 million of which the largest exposures were held by the UK and US insurance operations. Excluding derivative contracts within assets held to cover linked liabilities and those attributable to unit holders of consolidated unit trusts and similar funds, as at 31 December 2013 the market value exposure of derivatives of the UK and US insurance operations was an asset of £931 million. The tables below show the sensitivity of the UK and US insurance operations derivatives, measured in terms of fair value, to equity and real estate market increases and decreases of 10 per cent and to interest rate increases and decreases of 100 basis points. Prudential believes these increases and decreases to be reasonably possible near-term market changes. These exposures will change as a result of ongoing portfolio and risk management activities.

	31 December 2013 £m			31 December 2012 £m
	10 per cent Equity & Real Estate Increase Increase/ (decrease) in Fair Value	Fair Value	10 per cent Equity & Real Estate Decrease Increase/ (decrease) in Fair Value	10 per cent Equity & Real Estate Increase Increase/ (decrease) in Fair Value	Fair Value	10 per cent Equity & Real Estate Decrease Increase/ (decrease) in Fair Value
United Kingdom—insurance operations
With-profits fund (including PAL)	146	597	(136)	124	334	(103)
Shareholder-backed annuities	—	6	—	—	68	—
SAIF	21	77	(21)	19	33	(19)
United States—insurance operations	(90)	251	552	(456)	901	626

Total	77	931	395	(313)	1,336	504

	31 December 2013 £m			31 December 2012 £m
	100 bp Interest Rate Increase Increase/ (decrease) in Fair Value	Fair Value	100 bp Interest Rate Decrease Increase/ (decrease) in Fair Value	100 bp Interest Rate Increase Increase/ (decrease) in Fair Value	Fair Value	100 bp Interest Rate Decrease Increase/ (decrease) in Fair Value
United Kingdom—insurance operations
With-profits fund (including PAL)	(606)	597	792	(170)	334	229
Shareholder-backed annuities	—	6	—	(90)	68	113
SAIF	5	77	(5)	9	33	(10)
United States—insurance operations	(523)	251	587	(625)	901	778

Total	(1,124)	931	1,374	(876)	1,336	1,110

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

Other limitations on the sensitivities include: the use of hypothetical market movements to demonstrate potential risk that only represent Prudential’s view of reasonably possible near-term market changes and that cannot be predicted with any certainty; the assumption that interest rates in all countries move identically; the assumption that all global currencies move in tandem with the US dollar against pounds sterling; and the lack of consideration of the inter- relation of interest rates, equity markets and foreign currency exchange rates.

Item 12. Description of Securities other than Equity Securities

Payments received from the ADR Depositary

Direct payments

J.P. Morgan Chase Bank, N.A. is the depositary (‘ADR Depositary’) of Prudential’s ADR program. The ADR Depositary has agreed to reimburse Prudential for certain reasonable expenses related to Prudential’s ADR program and incurred by Prudential in connection with the ADR program. Pursuant to this agreement, Prudential can claim up to US$75,000 for each incremental increase of 4,000,000 American Depositary Shares (ADS) issued and outstanding above the prior year’s balance. The reimbursements shall be used by Prudential for actual expenses incurred in connection with the program during the contract year (year ending 19 May in each year), including but not limited to, expenses related to US investor relations servicing, US investor presentations, financial advertising and public relations.

No reimbursements were made by the ADR Depositary to Prudential in 2013 and 2012.

Indirect payments

As part of its service to Prudential, the ADR Depositary has agreed to waive the following fees for the standard costs associated with the maintenance of the ADR program:

Category	Limit
General services, AGM services, report mailing services	up to US$5,000 per contract year

The amount of fees waived in each of the 2012 and 2013 contract years was US$5,000.

Fees or charges payable by ADR holders

The ADR holders of Prudential are required to pay the following fees to the ADR Depositary for general depositary services:

Category	ADR Depositary actions	Associated fee or charge
Depositing or surrendering the underlying shares	Each person to whom ADRs are delivered against deposits of shares, and each person surrendering ADRs for withdrawal of deposited securities	Up to US$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs delivered or surrendered

Cable fee	Cable fee for delivery of underlying shares in the home market on the back of a cancellation	US$25 for each delivery

Currency charges	Charges incurred by the ADR Depositary in the conversion of foreign currency into US Dollars	Amount paid by the ADR Depositary, and such charges are reimbursable out of such foreign currency

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders

None.

Item 15. Controls and Procedures

Management has evaluated, with the participation of Prudential plc’s Group Chief Executive and Chief Financial Officer, the effectiveness of Prudential plc’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (‘Exchange Act’)) as of 31 December 2013. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon Prudential plc’s evaluation, Prudential plc’s Group Chief Executive and Chief Financial Officer have concluded that as of 31 December 2013 Prudential plc’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Prudential plc in the reports Prudential plc files and submits under the Exchange Act is recorded, processed, summarised and reported, within the time periods specified in the applicable rules and forms and that it is accumulated and communicated to Prudential plc’s management, including Prudential plc’s Group Chief Executive and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Prudential plc is required to undertake an annual assessment of the effectiveness of internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act 2002 (‘Section 404’). In accordance with the requirements of Section 404 the following report is provided by management in respect of Prudential plc’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act).

Management’s Annual Report on Internal Control over Financial Reporting

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

Management has conducted, with the participation of Prudential plc’s Group Chief Executive and Chief Financial Officer, an evaluation of the effectiveness of internal control over financial reporting based on the criteria set forth in ‘Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’). Based on the assessment under these criteria, management has concluded that, as of 31 December 2013, Prudential plc’s internal control over financial reporting was effective.

In addition, there have been no changes in Prudential plc’s internal control over financial reporting during 2013 that have materially affected, or are reasonably likely to affect materially, Prudential plc’s internal control over financial reporting.

KPMG Audit Plc, which has audited the consolidated financial statements of Prudential plc for the year ended 31 December 2013, has also audited the effectiveness of Prudential plc’s internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). KPMG Audit Plc’s report on internal control over financial reporting is shown on page F-2 in Item 18.

In May 2013, COSO issued the 2013 Internal Control—Integrated Framework (the ‘2013 Framework’). The 2013 Framework is expected to supersede the original 1992 Framework on 15 December 2014 and during this transitional period, companies may continue to rely on the original Framework as a basis of their internal control. Prudential plc plans to use the 2013 Framework for the assessment of the year ending 31 December 2014. Prudential plc continued to evaluate its internal control over financial reporting under the original 1992 Framework for the year ended 31 December 2013.

Item 16A. Audit Committee Financial Expert

The Board has determined that Ann Godbehere, Chairman of the Audit Committee, qualifies as an audit committee financial expert within the meaning of Item 16A of Form 20-F, and that Ms Godbehere is independent within the meaning of Rule  10A-3 under the Exchange Act.

Item 16B. Code of Ethics

Prudential has a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act, (which Prudential calls its Group Code of Business Conduct) which applies to the Group Chief Executive, Group Chief Financial Officer, the Group Chief Risk Officer and persons performing similar functions as well as to all other employees. Prudential’s Code of Business Conduct is available on its website at www.prudential.co.uk. If Prudential amends the provisions of the Code of Business Conduct, as it applies to the Group Chief Executive, Group Chief Financial Officer and the Group Chief Risk Officer or if Prudential grants any waiver of such provisions, the Company will disclose such amendment or waiver on the Prudential website.

Item 16C. Principal Accountant Fees and Services

The Audit Committee’s responsibility to monitor the independence and objectivity of the external auditor is supported by the Auditor Independence Policy (the ‘Policy’), which is reviewed by the Committee annually. The Policy sets out the circumstances in which the external auditor may be permitted to undertake non-audit services.

Auditor independence

Changes to the Policy were agreed during 2013, which implemented the Financial Reporting Council’s prohibition on the use of the internal audit function to provide direct assistance to the external auditor and the provisions relating to the introduction of a mandatory audit tender.

The four key principles of the Policy specify that the auditor should not:

•	audit its own firm’s work;

•	make management decisions for the Group;

•	have a mutuality of financial interest with the Group; or

•	be put in the role of advocate for the Group.

The Committee regularly reviewed the external audit strategy and received reports from the auditor on its own policies and procedures regarding independence and quality control, and sought annual confirmation of KPMG’s independence in line with industry standards.

The Policy has two permissible service types, including those that require specific approval by the Committee on an engagement basis and those that are pre-approved by the Committee with an annual limit. In accordance with the Policy, the Committee approves these permissible services, classified as either audit or non-audit services, monitoring the annual limit on an ongoing basis. All non-audit services undertaken by the auditor were agreed prior to the commencement of work and were confirmed as permissible for the external auditor to undertake under the provisions of the Sarbanes-Oxley Act.

The main non-audit services provided by KPMG in 2013 included:

•	financial risk management services such as actuarial, forensic and enterprise resource management

•	reports on internal controls not required by legislative authority

•	tax compliance and advisory services and

•	due diligence services.

Fees payable to the auditor

The fees payable to the external auditor for the year ended 31 December 2013 amounted to £15.2 million, of which £3.6 million was payable in respect of non-audit services. Non-audit services accounted for 24 per cent of total fees payable.

Total fees payable to KPMG for the fiscal years ended 31 December are set out below:

	2013 £m	2012 £m
Fees payable to the Company’s auditor for the audit of the Company’s annual accounts	2.0	2.0
Fees payable to the Company’s auditor and its associates for other services:
Audit of subsidiaries pursuant to legislation	6.8	6.5
Audit-related assurance services	2.8	3.2
Tax compliance services	0.8	0.5
Other assurance services	1.1	0.5
Services relating to corporate finance transactions	0.5	0.4
All other services	1.2	1.2

Total	15.2	14.3

In addition, there were fees of £0.1 million (2012: £0.1 million) for the audit of pension schemes.

2013

Fees of £2.0 million for the audit of Prudential’s annual accounts comprised statutory audit fees of £0.8 million, US reporting audit fees of £0.5 million and EEV reporting audit fees of £0.7 million. Fees of £6.8 million for audit of subsidiaries and associates pursuant to legislation mainly related to the audit of local and statutory accounts and to statutory audit work in connection with the submission of results to be consolidated in Prudential’s annual accounts.

Fees of £2.8 million for audit related assurance services supplied pursuant to legislation comprised of Sarbanes-Oxley reporting of £2.2 million and interim and regulatory reporting of £0.6 million.

Fees of £0.8 million for services relating to taxation related to tax compliance throughout the Group.

Fees of £1.1 million for all other assurance services comprised services in respect of accounting and regulatory requirements.

Fees of £1.2 million for all other services comprised model validation services of £1.0 million and other services of £0.2 million.

2012

Fees of £2.0 million for the audit of Prudential’s annual accounts comprised statutory audit fees of £0.8 million, US reporting audit fees of £0.5 million and EEV reporting audit fees of £0.7 million. Fees of £6.5 million for audit of subsidiaries and associates pursuant to legislation mainly related to the audit of local and statutory accounts and to statutory audit work in connection with the submission of results to be consolidated in Prudential’s annual accounts.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16E. Purchases of Equity Securities by Prudential plc and Affiliated Purchasers

The following table sets forth information with respect to purchases made by or on behalf of Prudential or any ‘affiliated purchasers’ (as that term is defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended) of Prudential’s ordinary shares or American depositary shares for the year ended 31 December 2013.

Period	Total Number of Shares Purchased(1)	Average Price Paid Per Share	Total Number of Shares Purchased at Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under Plans or Programs
		(£)
1 January – 31 January	11,864	9.15	N/A	N/A
1 February – 28 February	10,900	9.25
1 March – 31 March	11,342	10.15
1 April – 30 April	894,567	10.83
1 May – 31 May	54,781	11.75
1 June – 30 June	15,950	11.04
1 July – 31 July	11,385	11.87
1 August – 31 August	924,499	11.85
1 September – 30 September	10,960	11.38
1 October – 31 October	103,999	11.56
1 November – 30 November	12,108	12.53
1 December – 31 December	2,362,435	12.86

Note

(1)	The shares listed in this column were acquired by employee benefit trusts during the year to satisfy future obligations to deliver shares under the Company’s employee incentive plans, the savings related share option scheme and the share participation plan.

This table excludes Prudential plc shares purchased by investment funds managed by M&G in accordance with investment strategies that are established by M&G acting independently of Prudential plc.

Item 16F. Change in Registrant’s Certifying Accountant

Our auditor, KPMG Audit Plc has instigated an orderly wind down of business due to reorganisation within KPMG in the UK. The Board has, therefore, decided to put KPMG LLP, forward to be appointed as auditor and a resolution concerning their appointment will be put to a shareholder vote at the Annual General Meeting on 15 May 2014.

During the years ended 31 December 2013 and 2012 and the subsequent interim period through to the date of this filing, (1) KPMG Audit Plc has not issued any reports on the financial statements of the Company or on the effectiveness of internal control over financial reporting that contained an adverse opinion or a disclaimer of opinion, nor were the auditors’ reports of KPMG Audit Plc qualified or modified as to uncertainty, audit scope, or accounting principles, and (2) there has not been any disagreement over any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to KPMG Audit Plc’s satisfaction would have caused it to make reference to the subject matter of the disagreement in connection with its auditors’ reports, or any “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

The Company has provided KPMG Audit Plc with a copy of the foregoing disclosure and has requested that KPMG Audit Plc furnish the Company with a letter addressed to the Securities and Exchange Commission (the “SEC”) stating whether KPMG Audit Plc agrees with such disclosure and, if not, stating the respects in which it does not agree. A copy of KPMG Audit Plc’s letter, dated 8 April 2014, in which KPMG Audit Plc stated that it agrees with such disclosure, is filed herewith as Exhibit 15.6.

Item 16G. Corporate Governance

On 4 November 2003, the New York Stock Exchange (the ‘NYSE’) established new corporate governance rules. The application of the NYSE’s rules is restricted for foreign companies, recognising that they have to comply with domestic requirements. As a foreign private issuer, Prudential must comply with the following NYSE rules:

1.	The Company must satisfy the audit committee requirements of the SEC;

2.	The Group Chief Executive must promptly notify the NYSE in writing after any executive officer of the Company becomes aware of any non-compliance with any applicable provisions of Section 303(A) of the NYSE’s Listed Company Manual;

3.	The Company must submit an executed written affirmation annually to the NYSE affirming the Company’s compliance with applicable NYSE Corporate Governance Standards and submit an interim written affirmation notifying it of specified changes to its audit committee or a change to the Company’s status as a foreign private issuer; and

4.	The Company must provide a brief description of any significant difference between its corporate governance practices and those followed by US companies under the NYSE listing standards.

As a company listed on the London Stock Exchange, Prudential is required to comply with the Listing Rules, Disclosure and Transparency Rules and Prospectus Rules issued by the FCA and to report and explain non-compliance with the UK Corporate Governance Code which is issued by the Financial Reporting Council. As a company listed on the Hong Kong Stock Exchange, Prudential is also required to comply with certain continuing obligations set forth in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the ‘HK Listing Rules’) and is expected to comply with or explain any deviation from the provisions of the Corporate Governance Code contained in Appendix 14 to the HK Listing Rules (the ‘HK Code’). Any deviation from compliance with either corporate governance code is set out fully in the governance Report in the Annual Report 2013.

The table below discloses differences between Prudential’s corporate governance practices and the NYSE rules on corporate governance. Unless specifically indicated otherwise, compliance with the provisions of the UK Code in the table below also includes compliance with the HK Code.

	NYSE Corporate Governance Rules	Description of differences between Prudential’s governance practice and the NYSE Corporate Governance Rules
1	Director independence
	Listed companies must have a majority of independent directors.	Prudential complies with the equivalent requirements contained in the UK Code.

The UK Code requires that the Board should include a balance of executive and non-executive directors such that no individual or small group of individuals can dominate the Board’s decision taking. At least half the Board, excluding the Chairman, should comprise non-executive directors determined by the Board to be independent.

The Board considers that Howard Davies, Ann Godbehere, Alistair Johnston, Kai Nargolwala, Anthony Nightingale, Philip Remnant, Alice Schroeder, and Lord Turnbull are ‘independent’ under the UK Code. The Board is therefore compliant with the relevant composition requirement of the UK Code.

	In order to tighten the definition of ‘independent director’ for purposes of these standards:	The Board is required to determine whether directors (including directors serving on the Audit Committee and the Remuneration Committee) are independent in character and judgement and whether there are relationships or circumstances which are likely to affect, or could affect, the directors’ judgement. If the Board determines that a director is independent notwithstanding the existence of relationships or circumstances which may appear relevant to its determination it shall state its reasons. In undertaking this process the Board is required, amongst other factors, to consider if the director:
a)

i)       No director qualifies as ‘independent’ unless the Board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organisation that has a relationship with the company). The listed company must comply with the disclosure requirements set forth in Item 407(a) of Regulation S-K.

ii)     In addition, in affirmatively determining the independence of any director who will serve on the compensation committee of the listed company’s board of directors, the board of directors must consider all factors specifically relevant to determining whether a director has a relationship to the listed company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to:

• Has been an employee of Prudential plc or the Group within the last five years;

• Has, or has had within the last three years, a material business relationship with Prudential either directly, or as a partner, shareholder, director or senior employee of a body that has such a relationship with Prudential;

(A) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the listed company to such director; and

NYSE Corporate Governance Rules		Description of differences between Prudential’s governance practice and the NYSE Corporate Governance Rules

(B) whether such director is affiliated with the listed company, a subsidiary of the listed company or an affiliate of a subsidiary of the listed company.

b)	In addition, a director is not independent if:

i)       The director is, or has been within the last three years, an employee of the listed company, or an immediate family member is, or has been within the last three years, an executive officer of the listed company.

ii)     The director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $120,000 in direct compensation from the listed company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service). Prudential complies with the corresponding domestic requirements contained in the Code, which sets out the principles for the Company to determine whether a director is ‘independent’.

•   Has received or receives additional remuneration from Prudential apart from a director’s fee, participates in Prudential’s share option or a performance-related pay scheme, or is a member of Prudential’s pension scheme;

• Has close family ties with any of Prudential’s advisers, directors or senior employees;
• Holds cross-directorships or has significant links with other directors through involvement in other companies or bodies;
• Represents a significant shareholder; or
• Has served on the Board for more than nine years from the date of their first election.

iii)    (A) The director is a current partner or employee of a firm that is the listed company’s internal or external auditor; (B) the director has an immediate family member who is a current partner of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and personally works on the listed company’s audit; or (D) the director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on the listed company’s audit within that time.

In addition, in assessing whether its directors are

‘independent’, the Board considers further factors set out in the HK Listing Rules taken into account by the Hong Kong Stock Exchange in assessing the independence of non-executive directors (without treating any such factor as necessarily conclusive). These include, among others, whether a director:

iv)    The director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the listed company’s present executive officers at the same time serves or served on that company’s compensation committee.

•   is a director, partner or principal of a professional adviser which currently provides, or has within one year immediately prior to the date of his proposed appointment provided, services, or is an employee of such professional adviser who is or has been involved in providing such services during the same period to, among others, Prudential or any of its subsidiaries;

	NYSE Corporate Governance Rules	Description of differences between Prudential’s governance practice and the NYSE Corporate Governance Rules

v)      The director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the listed company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2 per cent of such other company’s consolidated gross revenues.

•     is, or has at any time during the two years immediately prior to the date of proposed appointment been, an executive or director (other than an independent non-executive director) of, among others, Prudential or any of its subsidiaries.

Alistair Johnston was a partner in Prudential’s auditor, KPMG, from 1986 to 2010. However, he did not audit the Group and he no longer has any financial or other interest in KPMG. The Board does not consider that this former relationship with KPMG affected Mr Johnston’s status as an independent director of Prudential.

The non-executive directors considered by the Board to be independent are identified in the Company’s Annual Reports in accordance with the UK Code and on Prudential’s website.

Throughout the year 2013, all non-executive directors were considered by the Board to be independent in character and judgement and met the provisions for independence set out in the UK and HK Codes. Prudential has received confirmation of independence from each of the independent non-executive directors as required by the HK Listing Rules.

2	Executive Sessions

	To empower non-management directors to serve as a more effective check on management, the non- management directors of each listed company must meet at regularly scheduled executive sessions without management.	Prudential complies with the equivalent provisions set out in the UK Code, which requires that the Chairman of Prudential should hold meetings with the non-executive directors without executives present. The Chairman of Prudential usually meets formally, at least annually, with the non-executive directors without the executive directors being present. During 2013, the Chairman met with the non-executive directors without the presence of the executive directors on seven occasions.

	NYSE Corporate Governance Rules		Description of differences between Prudential’s governance practice and the NYSE Corporate Governance Rules
3	Nominating/Corporate Governance Committee

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

i) the committee’s purpose and responsibilities—which, at minimum, must be to: identify individuals qualified to become board members, consistent with criteria approved by the Board, and to select, or to recommend that the Board select, the director nominees for the next annual meeting of shareholders; develop and recommend to the Board a set of corporate governance guidelines applicable to the corporation; and oversee the evaluation of the Board and management; and

ii) an annual performance evaluation of the committee.

Prudential’s Nomination Committee has written terms of reference in accordance with the UK Code. The terms of reference are available on Prudential’s website, and explain the Nomination Committee’s role and the authority delegated to it by the Board.

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

4	Compensation Committee

	a)	Listed companies must have a compensation committee composed entirely of independent directors. Compensation committee members must satisfy the additional independence requirements specific to compensation committee membership set forth in Section 303A.02(a)(ii).

Prudential complies with the equivalent provisions set out in the UK Code, which require that Prudential must have a Remuneration Committee that is comprised of at least three independent non-executive directors.

Prudential’s Remuneration Committee has written terms of reference in accordance with the UK Code. The terms of reference are available on Prudential’s website.

	b)	The compensation committee must have a written charter that addresses:

		i) the committee’s purpose and responsibilities—which, at minimum, must be to have direct responsibility to:	Prudential complies with the equivalent requirement set out in the UK Code, which provides that the Remuneration Committee:

(A)   review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO’s performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the Board), determine and approve the CEO’s compensation level based on this evaluation;

a)      should have delegated responsibility for setting remuneration for all executive directors and the chairman, including pension rights and any compensation payments;

b)      should recommend and monitor the level and structure of remuneration for senior management;

c)      should carefully consider what compensation commitments (including pension contributions and all other elements) their directors’ terms of appointment would entail in the event of early termination;

NYSE Corporate Governance Rules		Description of differences between Prudential’s governance practice and the NYSE Corporate Governance Rules

(B)   make recommendations to the Board with respect to non-CEO executive officer compensation, and incentive- compensation and equity-based plans that are subject to Board approval; and

(C)   prepare the disclosure required by Item 407(e)(5) of Regulation S-K;

d)      should invite shareholders specifically to approve all new long-term incentive schemes and significant changes to existing schemes;

e)      should judge where to position the Company relative to other companies and should be sensitive to pay and employment conditions elsewhere in the group, especially when determining annual salary increases;

f)      should consider whether the directors should be eligible for annual bonuses and benefits under long-term incentive schemes, bearing in mind that performance-related elements of executive directors’ remuneration should be designed to promote the long-term success of the group; and

g)      that the annual report should include a description of the work of the Remuneration Committee.

The Remuneration Committee has the authority to engage independent counsel and other advisers as it determines necessary to carry out its duties. Prudential must provide appropriate funding for the Remuneration Committee.

The UK Code requires that, where remuneration consultants are appointed, they should be identified in Prudential’s annual report and a statement made as to whether they have any connection with Prudential.

Under the UK Code, the Board should state in the annual report how performance evaluation of the Board, its committees and its individual directors has been conducted. Prudential includes such description in its Annual Report which is available on its website.

ii) an annual performance evaluation of the compensation committee; and

iii) the rights and responsibilities of the compensation committee set forth in Section 303A.05(c).

c)	i) The compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, independent legal counsel or other advisor.

ii)     The compensation committee shall be directly responsible for the appointment, compensation and oversight of the work of any compensation consultant, independent legal counsel or other adviser retained by the compensation committee.

NYSE Corporate Governance Rules	Description of differences between Prudential’s governance practice and the NYSE Corporate Governance Rules

iii)    The listed company must provide for appropriate funding, as determined by the compensation committee, for payment of reasonable compensation to a compensation consultant, independent legal counsel or any other adviser retained by the compensation committee.

iv)    The compensation committee may select a compensation consultant, legal counsel or other advisor to the compensation committee only after taking into consideration all factors relevant to that person’s independence from management, including the following:

(A) the provision of other services to the listed company by the person that employs the compensation consultant, legal counsel or other adviser;

(B)   the amount of fees received from the listed company by the person that employs the compensation consultant, legal counsel or other adviser, as a percentage of the total revenue of the person that employs the consultant, legal counsel or other adviser;

(C) the policies and procedures of the person that employs the compensation consultant, legal counsel or other adviser that are designed to prevent conflicts of interest;

(D) any business or personal relationship of the compensation consultant, legal counsel or other adviser with a member of the compensation committee;

(E) any stock of the listed company owned by the compensation consultant, legal counsel or other adviser; and

(F) any business or personal relationship of the compensation consultant, legal counsel, other adviser or the person employing the adviser with an executive officer of the listed company.

	NYSE Corporate Governance Rules	Description of differences between Prudential’s governance practice and the NYSE Corporate Governance Rules
5	Audit Committee

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

Prudential’s Audit Committee has written terms of reference prepared in accordance with the requirements of the UK Code and related guidance.

The terms of reference are available on Prudential’s website and explain the Audit Committee’s role and the authority delegated to it by the Board. The terms of reference, amongst other items, set out the Committee’s role and responsibilities in respect of the external audit.

The Committee reviews management’s and the external and internal auditors’ reports on the effectiveness of systems for internal control, financial reporting and risk management. It also reviews the effectiveness of the Group Governance Framework.

The Audit Committee makes recommendations, through the Board, to be put to shareholders for approval at the Annual General Meeting, in relation to the appointment, re-appointment or removal of the external auditor.

•   Rule 10A-3(4) requires that an audit committee have the authority to engage outside advisors, including counsel, as it determines necessary to carry out its duties. The Rule also requires the issuer to provide appropriate funding, as determined by the audit committee, for payment of compensation to the issuer’s independent auditor and to any advisors employed by the audit committee;

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

The Audit Committee has the authority to engage independent counsel and other advisers as it determines necessary to carry out its duties.

NYSE Corporate Governance Rules	Description of differences between Prudential’s governance practice and the NYSE Corporate Governance Rules

(a)    The audit committee must have a minimum of three members. All audit committee members must satisfy the requirements for independence set out in Section 303A.02 and, in the absence of an applicable exemption Rule 10A-3(6)(1).

Prudential complies with the equivalent provisions set out in the UK Code which requires that the Audit Committee should comprise a minimum of three ‘independent’ non-executive directors.

Prudential has determined that each member of its Audit Committee is ‘independent’ for the purposes of Rule 10A-3(6)(1) under the Securities Exchange Act and UK Code.

Prudential complies with the equivalent provisions set out in the UK Code which requires that the Board should satisfy itself that at least one member of the Audit Committee has recent and relevant financial experience. The Board of Prudential has designated that Ann Godbehere, Chairman of the Audit Committee, qualifies as an audit committee financial expert.

(b) The audit committee must have a written charter that addresses:	Prudential’s Audit Committee has written terms of reference in accordance with the UK Code. The terms of reference are available on Prudential’s website.

(i) the committee’s purpose—which, at minimum, must be to:	The UK Code requires that the main role and responsibilities of the Audit Committee should include:

(A)   assist board oversight of (1) the integrity of the listed company’s financial statements, (2) the listed company’s compliance with legal and regulatory requirements, (3) the independent auditor’s qualifications and independence, and (4) the performance of the listed company’s internal audit function and independent auditors; (if the listed company does not yet have an internal audit function because it is availing itself of a transition period pursuant to Section 303A.00, the charter must provide that the committee will assist board oversight of the design and implementation of the internal audit function); and

•    To monitor the integrity of the financial statements of the Company;

•    To review the Company’s internal financial controls and risk management systems as they related to financial reporting;

•    To monitor and review the effectiveness of the Company’s internal audit function;

•    To make recommendations to the Board, for it to put to the shareholders for their approval in general meeting, in relation to the appointment, re-appointment and removal of the external auditor and to authorise the Board to set the remuneration and terms of engagement of the external auditor.

•    To review and monitor the external auditor’s independence and objectivity and the effectiveness of the audit process, taking into consideration relevant UK professional and regulatory requirements; and

•    To develop and implement policy on the engagement of the external auditor to supply non-audit services, taking into account relevant guidance regarding the provision of non-audit services by the external audit firm, and to report to the Board, identifying any matters in

NYSE Corporate Governance Rules	Description of differences between Prudential’s governance practice and the NYSE Corporate Governance Rules respect of which it considers that action or improvement is needed and making recommendations as to the steps to be taken;

•    To report to the Board on how it has discharged its responsibilities; and

•    To review arrangements by which staff of the Company may, in confidence, raise concerns about possible improprieties in matters of finance reporting or other matters.

(B) prepare the disclosure required by Item 407(d)(3)(i) of Regulation S-K;	The UK Code requires that there is a separate section in a Company’s Annual Report which describes the work of the Committee in discharging its duties.

(ii) an annual performance evaluation of the audit committee; and	A description of the Committee’s evaluation is included in the Annual Report.

(iii) the duties and responsibilities of the audit committee—which, at a minimum, must include those set out in Rule 10A-3(6)(2), (3), (4) and (5) of the Exchange Act, as well as to:

(A)   at least annually, obtain and review a report by the independent auditor describing: the firm’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the auditor’s independence) all relationships between the independent auditor and the listed company;

Prudential’s Audit Committee monitors and reviews the effectiveness of the Company’s internal audit function.

(B)   Meet to review and discuss the listed company’s annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing the listed company’s specific disclosures under ‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’;

Prudential’s Audit Committee monitors the integrity of the financial statements of the Company, and any formal announcements relating to the Company’s financial performance, reviewing significant financial reporting judgements contained in them.

(C) Discuss the listed company’s earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;	Prudential’s Audit Committee reviews the Company’s interim management statements and press releases associated with key financial results prior to their publication.

	NYSE Corporate Governance Rules	Description of differences between Prudential’s governance practice and the NYSE Corporate Governance Rules
	(D) Discuss policies with respect to risk assessment and risk management;	Prudential’s Audit Committee reviews the Company’s internal financial controls and, unless expressly addressed by the Board itself, reviews the Company’s internal control and risk management systems in relation to financial reporting. The Group Risk Committee has responsibility for the oversight of risk management.

	(E) Meet separately, periodically, with management, with internal auditors (or other personnel responsible for the internal audit function) and with independent auditors;	Committee members meet separately with management throughout the year and at least annually meet alone with the internal and external auditors.

	(F) review with the independent auditor any audit problems or difficulties and management’s response;	The terms of reference of Prudential’s Audit Committee require it to consider management’s responses to any major external audit recommendations, and to resolve disagreements between management and the external auditor regarding financial reporting.

	(G) set clear hiring policies for employees or former employees of the independent auditors; and	The terms of reference of Prudential’s Audit Committee require it to set clear hiring policies for employees or former employees of the external auditor.

	(H) report regularly to the Board of directors.	Prudential’s Audit Committee reports regularly to the Board of directors.

	(c) Each listed company must have an internal audit function.	Where there is no internal audit function, the audit committee should consider annually, under the requirements of the UK Code, whether there is a need for an internal audit function and make a recommendation to the Board, and the reasons for the absence of such a function should be explained in the relevant section of the annual report.

6	Shareholder Approval of Equity Compensation Plans

	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans.	Prudential complies with corresponding domestic requirements in the Listing Rules issued by the UK Listing Authority which mandate that the Company must seek shareholder approval for employee share plans.

7	Corporate Governance Guidelines

	Listed companies must adopt and disclose corporate governance guidelines.	Prudential complies with the corresponding provisions set out in the Listing Rules issued by the UK Listing Authority and the UK Code, which require that Prudential include an explanation in its Annual Report of how it complies with the principles of the UK Code and require confirmation that it complies with the UK Code’s provisions or, where it does not, to provide an explanation of why it does not comply.

	NYSE Corporate Governance Rules	Description of differences between Prudential’s governance practice and the NYSE Corporate Governance Rules
8	Code of Business Conduct and Ethics

	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	Prudential’s Code of Business Conduct is available on Prudential’s website. Although not required by the Sarbanes-Oxley Act, Prudential has extended the applicability of its Code of Business Conduct to all employees.
9	Description of Significant Differences

	Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards.	Prudential conforms by publishing this document to fulfill the requirement.

	A foreign private issuer that is required to file an annual report on Form 20-F with the SEC must include the statement of significant differences in that annual report. All other foreign private issuers may either (i) include the statement of significant differences in an annual report filed with the SEC or (ii) make the statement of significant differences available on or through the listed company’s website. If the statement of significant differences is made available on or through the listed company’s website, the listed company must disclose that fact in its annual report filed with the SEC and provide the website address.	Prudential conforms by publishing this document in its annual report on Form 20-F and on its website to fulfill the requirement. The address of the website is also published in Prudential’s Form 20-F.

	Listed companies must have and maintain a publicly accessible website.	Prudential conforms by maintaining a publicly accessible website, on which printable versions of the terms of reference of its Remuneration Committee, Nomination Committee, Risk Committee and Audit Committee, its corporate governance practice, its Code of Business Conduct and documents disclosing any significant ways in which its corporate governance practices differ from those followed by companies under NYSE listing standards are posted in the English language.

Item 18. Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Prudential plc

We have audited the accompanying consolidated statements of financial position as at 31 December 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended 31 December 2013, including the disclosures marked ‘audited’ within the Group Risk Framework section on pages 51 to 63 of Item 4 of the 2013 Form 20-F of Prudential plc (the Company) and its subsidiaries (collectively, the Group), and the related condensed financial statement Schedule II of the Company. We also have audited the Group’s internal control over financial reporting as of 31 December 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group’s management is responsible for these consolidated financial statements and condensed financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting within Item 15. Our responsibility is to express an opinion on the accompanying consolidated financial statements and condensed financial statement schedule and an opinion on the Group’s internal control over financial reporting based on our audits.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of 31 December 2013, and 2012, and the results of its operations and its cash flows for each of the years in the three-year period ended 31 December 2013, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Also, in our opinion, the related condensed financial statement schedule of the Company, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein in conformity with UK generally accepted accounting practice (UK GAAP). Accounting principles under UK GAAP vary in certain significant respects from IFRS as issued by the IASB. Information relating to the nature and effect of such differences is presented in note 3 to the condensed financial statement schedule of the Company.

As discussed in Note A2 to the consolidated financial statements, for 2013, 2012 and 2011 the Group has changed its method of accounting for certain entities and joint arrangements due to the adoption of IFRS 10 (‘Consolidated financial statements’) and IFRS 11 (‘Joint arrangements’) and changed its accounting policy for employee benefits due to the adoption of IAS 19R (‘Employee benefits’).

Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

8 April 2014	/s/ KPMG Audit Plc
KPMG Audit Plc London, England

Prudential plc and subsidiaries

Consolidated Income Statements

Years ended 31 December

	Note	2013 £m	2012* £m	2011* £m
Gross premiums earned		30,502	29,113	24,837
Outward reinsurance premiums		(658)	(491)	(417)

Earned premiums, net of reinsurance	B1.5	29,844	28,622	24,420
Investment return	B1.5	20,347	23,931	9,361
Other income	B1.5	2,184	1,885	1,711

Total revenue, net of reinsurance	B1.4	52,375	54,438	35,492

Benefits and claims		(42,227)	(44,116)	(30,349)
Outward reinsurers’ share of benefit and claims		622	259	746
Movement in unallocated surplus of with-profits funds		(1,549)	(1,287)	897

Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance		(43,154)	(45,144)	(28,706)
Acquisition costs and other expenditure	B3	(6,861)	(6,032)	(4,717)
Finance costs: interest on core structural borrowings of shareholder-financed operations		(305)	(280)	(286)
Remeasurement of carrying value of Japan life business classified as held for sale	D1	(120)	—	—

Total charges, net of reinsurance	B1.4	(50,440)	(51,456)	(33,709)

Share of profits from joint ventures and associates, net of related tax	A2,D5	147	135	76

Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)**		2,082	3,117	1,859
Less tax charge attributable to policyholders’ returns		(447)	(370)	7

Profit before tax attributable to shareholders	B1.1	1,635	2,747	1,866
Total tax charge attributable to policyholders and shareholders	B5	(736)	(954)	(408)
Adjustment to remove tax charge attributable to policyholders’ returns		447	370	(7)
Tax charge attributable to shareholders’ returns	B5	(289)	(584)	(415)

Profit for the year		1,346	2,163	1,451

Attributable to:
Equity holders of the Company		1,346	2,163	1,447
Non-controlling interests		—	—	4

Profit for the year		1,346	2,163	1,451

Earnings per share (in pence)		2013	2012*	2011*
Basic:
Based on profit from continuing operations attributable to the equity holders of the Company	B6	52.8p	85.1p	57.1p
Diluted:
Based on profit from continuing operations attributable to the equity holders of the Company	B6	52.7p	85.0p	57.0p

*	The Group has adopted new accounting standards on consolidated financial statements and joint arrangements, and amendments to the employee benefits accounting standard, from 1 January 2013 as described in note A2. Accordingly, the 2012 and 2011 comparative results and related notes have been adjusted retrospectively from those previously published.
**	This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.
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

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Consolidated Statements of Comprehensive Income

Years ended 31 December

Year ended 31 December	Note	2013 £m	2012* £m	2011*£m
Profit for the year		1,346	2,163	1,451

Other comprehensive (loss) income:
Items that may be reclassified subsequently to profit or loss
Exchange movements on foreign operations and net investment hedges:
Exchange movements arising during the year	A1	(255)	(214)	(37)
Related tax		—	(2)	(68)

		(255)	(216)	(105)

Net unrealised valuation movements on securities of US insurance operations classified as available-for-sale:
Net unrealised holding (losses) gains arising during the year		(2,025)	930	912
Net gains included in the income statement on disposal and impairment		(64)	(68)	(101)

Total	C3.3	(2,089)	862	811

Related change in amortisation of deferred acquisition costs	C5.1(b)	498	(270)	(275)
Related tax		557	(205)	(187)

		(1,034)	387	349

Total		(1,289)	171	244

Items that will not be reclassified to profit or loss
Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes:
Gross		(62)	45	(160)
Related tax		14	(11)	128

		(48)	34	(32)

Other comprehensive (loss) income for the year, net of related tax		(1,337)	205	212

Total comprehensive income for the year		9	2,368	1,663

Attributable to:
Equity holders of the Company		9	2,368	1,659
Non-controlling interests			—	4

Total comprehensive income for the year		9	2,368	1,663

*	The Group has adopted new accounting standards on consolidated financial statements and joint arrangements, and amendments to the employee benefits accounting standard, from 1 January 2013 as described in note A2. Accordingly, the 2012 and 2011 comparative results and related notes have been adjusted retrospectively from those previously published.

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Consolidated Statement of Changes In Equity

	Year ended 31 December 2013 £m
	Note	Share capital note C10	Share premium note C10	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders’ equity	Non- controlling interests	Total equity
Reserves
Profit for the year		—	—	1,346	—	—	1,346	—	1,346
Other comprehensive loss:
Exchange movements on foreign operations and net investment hedges, net of related tax		—	—	—	(255)	—	(255)	—	(255)
Net unrealised valuation movements, net of related change in amortisation of deferred acquisition costs and related tax		—	—	—	—	(1,034)	(1,034)	—	(1,034)
Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes, net of tax		—	—	(48)	—	—	(48)	—	(48)

Total other comprehensive loss		—	—	(48)	(255)	(1,034)	(1,337)	—	(1,337)

Total comprehensive income for the year		—	—	1,298	(255)	(1,034)	9	—	9

Dividends	B7	—	—	(781)	—	—	(781)	—	(781)
Reserve movements in respect of share-based payments		—	—	98	—	—	98	—	98
Change in non-controlling interests		—	—	—	—	—	—	(4)	(4)

Share capital and share premium
New share capital subscribed	C10	—	6	—	—	—	6	—	6

Treasury shares
Movement in own shares in respect of share-based payment plans		—	—	(10)	—	—	(10)	—	(10)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		—	—	(31)	—	—	(31)	—	(31)

Net increase (decrease) in equity		—	6	574	(255)	(1,034)	(709)	(4)	(713)
At beginning of year		128	1,889	6,851	66	1,425	10,359	5	10,364

At end of year		128	1,895	7,425	(189)	391	9,650	1	9,651

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Consolidated Statement of Changes In Equity (Continued)

	Year ended 31 December 2012* £m
	Note	Share capital note C10	Share premium note C10	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders’ equity	Non- controlling interests	Total equity
Reserves
Profit for the year		—	—	2,163	—	—	2,163	—	2,163

Other comprehensive income (loss):
Exchange movements on foreign operations and net investment hedges, net of related tax		—	—	—	(216)	—	(216)	—	(216)
Net unrealised valuation movements, net of related change in amortisation of deferred acquisition costs and related tax		—	—	—	—	387	387	—	387
Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes, net of tax		—	—	34	—	—	34	—	34

Total other comprehensive income (loss)		—	—	34	(216)	387	205	—	205

Total comprehensive income for the year		—	—	2,197	(216)	387	2,368	—	2,368

Dividends	B7	—	—	(655)	—	—	(655)	—	(655)
Reserve movements in respect of share-based payments		—	—	42	—	—	42	—	42
Change in non-controlling interests arising principally from purchase and sale of property partnerships of the PAC with-profits fund and other consolidated investment funds		—	—	—	—	—	—	(38)	(38)

Share capital and share premium
New share capital subscribed	C10	1	16	—	—	—	17	—	17

Treasury shares
Movement in own shares in respect of share-based payment plans		—	—	(13)	—	—	(13)	—	(13)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		—	—	36	—	—	36	—	36

Net increase (decrease) in equity		1	16	1,607	(216)	387	1,795	(38)	1,757
At beginning of year		127	1,873	5,244	282	1,038	8,564	43	8,607

At end of year		128	1,889	6,851	66	1,425	10,359	5	10,364

*	The Group has adopted new accounting standards on consolidated financial statements and joint arrangements, and amendments to the employee benefits accounting standard, from 1 January 2013 as described in note A2. Accordingly, the 2012 and 2011 comparative results and related notes have been adjusted retrospectively from those previously published.

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Consolidated Statement of Changes In Equity (Continued)

	Year ended 31 December 2011* £m
	Note	Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders’ equity	Non- controlling interests	Total equity
Reserves
Profit for the year		—	—	1,447	—	—	1,447	4	1,451

Other comprehensive income (loss):
Exchange movements on foreign operations and net investment hedges, net of related tax		—	—	—	(105)	—	(105)	—	(105)
Unrealised valuation movements, net of related change in amortisation of deferred acquisition costs and related tax		—	—	—	—	349	349	—	349
Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes		—	—	(32)	—	—	(32)	—	(32)

Total other comprehensive income		—	—	(32)	(105)	349	212	—	212

Total comprehensive income for the year		—	—	1,415	(105)	349	1,659	4	1,663

Dividends	B7	—	—	(642)	—	—	(642)	—	(642)
Reserve movements in respect of share-based payments		—	—	44	—	—	44	—	44
Change in non-controlling interests arising principally from purchase and sale of property partnerships of the PAC with-profits fund and other consolidated investment funds		—	—	—	—	—	—	(5)	(5)

Share capital and share premium
New share capital subscribed	C10	—	17	—	—	—	17	—	17

Treasury shares
Movement in own shares in respect of share-based payment plans		—	—	(30)	—	—	(30)	—	(30)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		—	—	(5)	—	—	(5)	—	(5)

Net increase (decrease) in equity		—	17	782	(105)	349	1,043	(1)	1,042
At beginning of year		127	1,856	4,462	387	689	7,521	44	7,565

At end of year		127	1,873	5,244	282	1,038	8,564	43	8,607

*	The Group has adopted new accounting standards on consolidated financial statements and joint arrangements, and amendments to the employee benefits accounting standard, from 1 January 2013 as described in note A2. Accordingly, the 2012 and 2011 comparative results and related notes have been adjusted retrospectively from those previously published.

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Consolidated Statements of Financial Position

31 December	Note	2013 £m	2012* £m	2011*† £m
Assets
Intangible assets attributable to shareholders:
Goodwill	C5.1(a)	1,461	1,469	1,465
Deferred acquisition costs and other intangible assets	C5.1(b)	5,295	4,177	4,143

Total		6,756	5,646	5,608

Intangible assets attributable to with-profits funds:
Goodwill in respect of acquired subsidiaries for venture fund and other investment purposes	C5.2(a)	177	178	178
Deferred acquisition costs and other intangible assets	C5.2(b)	72	78	89

Total		249	256	267

Total intangible assets		7,005	5,902	5,875

Other non-investment and non-cash assets:
Property, plant and equipment	C13	920	754	737
Reinsurers’ share of insurance contract liabilities	C4.1(a)iv	6,838	6,854	1,643
Deferred tax assets	C8.1	2,412	2,306	2,261
Current tax recoverable	C8.2	244	248	541
Accrued investment income	C1.1	2,609	2,771	2,694
Other debtors	C1.1	1,746	1,325	966

Total		14,769	14,258	8,842

Investments of long-term business and other operations:
Investment properties	C14	11,477	10,554	10,470
Investment in joint ventures and associates accounted for using the equity method	D7	809	635	516
Financial investments**:
Loans	C3.4	12,566	12,743	10,381
Equity securities and portfolio holdings in unit trusts		120,222	98,626	85,963
Debt securities	C3.3	132,905	138,907	123,647
Other investments		6,265	7,547	7,240
Deposits		12,213	12,248	10,340

Total		296,457	281,260	248,557

Assets held for sale‡	D1(c)	916	98	3
Cash and cash equivalents		6,785	6,126	6,741

Total assets	C1,C3.1	325,932	307,644	270,018

*	The Group has adopted new accounting standards on consolidated financial statements and joint arrangements, and amendments to the employee benefits accounting standard, from 1 January 2013 as described in note A2. Accordingly, the 2012 and 2011 comparative balance sheets and the 2012 related notes have been adjusted retrospectively from those previously published.
**	Included within financial investments are £3,791 million (2012: £3,015 million) of lent securities.
†	The 2011 balance sheet has been presented to comply with the IAS 1 requirement that applies on adoption of new accounting standards.
‡	The Group agreed in July 2013 to sell, subject to regulatory approval, its closed book life assurance business in Japan. As at 31 December 2013, the business was classified as held for sale.

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Consolidated Statements of Financial Position (Continued)

31 December	Note	2013 £m	2012* £m	2011*† £m
Equity and liabilities
Equity
Shareholders’ equity		9,650	10,359	8,564
Non-controlling interests		1	5	43

Total equity		9,651	10,364	8,607

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities		218,185	205,484	177,611
Investment contract liabilities with discretionary participation features		35,592	33,812	29,745
Investment contract liabilities without discretionary participation features		20,176	18,378	16,967
Unallocated surplus of with-profits funds		12,061	10,589	9,215

Total	C4.1(a)	286,014	268,263	233,538

Core structural borrowings of shareholder-financed operations:
Subordinated debt		3,662	2,577	2,652
Other		974	977	959

Total	C6.1	4,636	3,554	3,611

Other borrowings:
Operational borrowings attributable to shareholder-financed operations	C6.2	2,152	2,245	3,329
Borrowings attributable to with-profits operations	C6.2	895	968	925

Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements		2,074	2,381	3,114
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		5,278	5,145	4,124
Deferred tax liabilities	C8.1	3,778	3,964	3,926
Current tax liabilities	C8.2	395	443	928
Accruals and deferred income		824	751	654
Other creditors		3,307	2,701	2,473
Provisions	C12	635	591	518
Derivative liabilities	C3.5(b)	1,689	2,832	3,046
Other liabilities		3,736	3,442	1,225

Total		21,716	22,250	20,008

Liabilities held for sale‡	D1(c)	868	—	—

Total liabilities	C1,C3.1	316,281	297,280	261,411

Total equity and liabilities		325,932	307,644	270,018

*	The Group has adopted new accounting standards on consolidated financial statements and joint arrangements, and amendments to the employee benefits accounting standard, from 1 January 2013 as described in note A2. Accordingly, the 2012 and 2011 comparative balance sheets and the 2012 related notes have been adjusted retrospectively from those previously published.
†	As a result of the adoption of the new accounting standards described above, the 2011 balance sheet has been presented in accordance with IAS 1.
‡	The Group agreed in July 2013 to sell, subject to regulatory approval, its closed book life assurance business in Japan. As at 31 December 2013, the business was classified as held for sale.

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Consolidated Statements of Cash Flows

Year ended 31 December	Note	2013 £m	2012* £m	2011* £m
Cash flows from operating activities
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)note (i)		2,082	3,117	1,859
Non-cash movements in operating assets and liabilities reflected in profit before tax:
Investments		(23,487)	(26,993)	(9,789)
Other non-investment and non-cash assets		(1,146)	(774)	(1,089)
Policyholder liabilities (including unallocated surplus)		21,951	26,362	11,212
Other liabilities (including operational borrowings)		1,907	(511)	(241)
Interest income and expense and dividend income included in result before tax		(8,345)	(7,772)	(7,449)
Other non-cash itemsnote (ii)		81	188	39
Operating cash items:
Interest receipts		6,961	6,483	6,365
Dividend receipts		1,738	1,530	1,302
Tax paid	B5	(418)	(925)	(561)

Net cash flows from operating activities		1,324	705	1,648

Cash flows from investing activities
Purchases of property, plant and equipment	C13	(221)	(139)	(124)
Proceeds from disposal of property, plant and equipment		42	14	10
Acquisition of subsidiaries and distribution rights, net of cash balancenote (iii)	D1	(405)	(224)	(53)
Change to Group’s holdings, net of cash balancenote (iii)		—	23	—

Net cash flows from investing activities		(584)	(326)	(167)

Cash flows from financing activities
Structural borrowings of the Group:
Shareholder-financed operations:note (iv)	C6.1
Issue of subordinated debt, net of costs		1,124	—	340
Bank loan		—	25	(333)
Interest paid		(291)	(270)	(286)
With-profits operations:note (v)	C6.2
Interest paid		(9)	(9)	(9)
Equity capital:
Issues of ordinary share capital		6	17	17
Dividends paid		(781)	(655)	(642)

Net cash flows from financing activities		49	(892)	(913)

Net increase (decrease) in cash and cash equivalents		789	(513)	568
Cash and cash equivalents at beginning of year		6,126	6,741	6,205
Effect of exchange rate changes on cash and cash equivalents		(130)	(102)	(32)

Cash and cash equivalents at end of year		6,785	6,126	6,741

*	The Group has adopted new accounting standards on consolidated financial statements and joint arrangements, and amendments to the employee benefits accounting standard, from 1 January 2013 as described in note A2. Accordingly, the 2012 and 2011 comparative results and related notes have been adjusted retrospectively from those previously published.

Notes

(i)	This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.
(ii)	Other non-cash items consist of the adjustment of non-cash items to profit before tax together with other net items, net purchases of treasury shares and other net movements in equity.
(iii)	The acquisition of Thanachart Life and the related distribution agreements in 2013 resulted in a net cash outflow of £396 million. The acquisition of REALIC in 2012, resulted in a net cash outflow of £224 million and a further cash payment of £9 million in 2013. See note D1 for further details.
The net cash inflow of £23 million for change in Group’s holdings in 2012 was in respect of the dilution of M&G’s holdings in PPM South Africa resulting in a reclassification from a subsidiary to an associate.
The acquisition of subsidiaries in 2011 related to the PAC with-profits funds’ purchase of Earth and Wind, and Alticom venture investments with an outflow of £53 million.
(iv)	Structural borrowings of shareholder-financed operations exclude borrowings to support short-term fixed income securities programmes, non-recourse borrowings of investment subsidiaries of shareholder-financed operations and other borrowings of shareholder-financed operations. Cash flows in respect of these borrowings are included within cash flows from operating activities.
(v)	Interest paid on structural borrowings of with-profits operations relate solely to the £100 million 8.5 per cent undated subordinated guaranteed bonds, which contribute to the solvency base of the Scottish Amicable Insurance Fund (SAIF), a ring-fenced sub-fund of the PAC with-profits fund. Cash flows in respect of other borrowings of with-profits funds, which principally relate to consolidated investment funds, are included within cash flows from operating activities.

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Notes to the consolidated financial statements

31 December 2013

A	BACKGROUND AND ACCOUNTING POLICIES

A1	Background and basis of preparation

Background

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

In Asia, the Group has operations in Hong Kong, Malaysia, Singapore, Indonesia and other Asian countries. The life insurance products offered by the Group’s operations in Asia include with-profits (participating) and non-participating term, whole life and endowment and unit-linked policies. In Asia, unit-linked policies are usually sold with insurance riders such as for health cover.

In the US, the Group’s principal subsidiary is Jackson National Life Insurance Company (Jackson). The principal products of Jackson are fixed annuities (interest-sensitive, fixed index and immediate annuities), variable annuities, life insurance and institutional products.

The Group operates in the UK through its subsidiaries, primarily The Prudential Assurance Company Limited (PAC), Prudential Annuities Limited (PAL), Prudential Retirement Income Limited (PRIL) and M&G Investment Management Limited. Long-term business products written in the UK are principally with-profits, including deposit administration, other conventional and unitised with-profits policies and non-participating pension annuities in the course of payment and unit-linked products.

Basis of preparation

These statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU) as required by EU law (IAS Regulation EC1606/2032). EU-endorsed IFRS may differ from IFRS issued by the IASB if, at any point in time, new or amended IFRS have not been endorsed by the EU. At 31 December 2013, there were no unendorsed standards effective for the two years ended 31 December 2013 affecting the consolidated financial information of the Group and there were no differences between IFRS endorsed by the EU and IFRS issued by the IASB in terms of their application to the Group.

Except for the adoption of the new and amended accounting standards for Group IFRS reporting as described in note A2 below, the accounting policies applied by the Group in determining the IFRS basis results in this report are the same as those previously applied in the Group’s consolidated financial statements for the year ended 31 December 2012.

The exchanges rates applied for balances and transactions in currency other than the presentational currency of the Group, pounds sterling (GBP) were:

	Closing rate at 31 Dec 2013	Average for 2013	Closing rate at 31 Dec 2012	Average for 2012	Closing rate at 31 Dec 2011	Average for 2011	Opening rate at 1 Jan 2011
Local currency: £
Hong Kong	12.84	12.14	12.60	12.29	12.07	12.48	12.17
Indonesia	20,156.57	16,376.89	15,665.76	14,842.01	14,091.80	14,049.41	14,106.51
Malaysia	5.43	4.93	4.97	4.89	4.93	4.90	4.83
Singapore	2.09	1.96	1.99	1.98	2.02	2.02	2.01
India	102.45	91.75	89.06	84.70	82.53	74.80	70.01
Vietnam	34,938.60	32,904.71	33,875.42	33,083.59	33,688.16	33,139.22	30,526.26
US	1.66	1.56	1.63	1.58	1.55	1.60	1.57
As a result, the exchange movement arising during 2013 recognised in other comprehensive income is:

	2013 £m	2012 £m	2011 £m
Asia operations	(319)	(87)	(28)
US operations	(37)	(187)	35
Unallocated to a segment (central funds)*	101	60	(44)

	(255)	(214)	(37)

*	The exchange rate movement unallocated to a segment mainly reflects the translation of currency borrowings which have been designated as a net investment hedge against the currency risk of the investment in Jackson.

The consolidated financial statements do not represent Prudential’s statutory accounts for the purposes of the UK Companies Act. These financial statements are based on the prescribed formats. The Groups external auditors have reported on the 2013, 2012 and 2011 statutory accounts. Statutory accounts for 2012 and 2011 have been delivered to the UK Registrar of Companies and those for 2013 will be delivered following the Company’s Annual General Meeting. The auditors reports were (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under Section 498(2) or (3) of the UK Companies Act 2006.

A2 Adoption of new and amended accounting standards in 2013

The following accounting standards and amendments issued and endorsed for use in the EU have been adopted for 2013:

Accounting standard	Key Requirements	Impact on results
IFRS 11, ’Joint arrangements’, IFRS 12, ’Disclosures of interest in other entities’ and IAS 28, ’Investments in associates and joint ventures’

The standards are effective from annual periods beginning on or after 1 January 2014 for IFRS as endorsed by the EU and have been early adopted by the Group from 1 January 2013 with adjustments to comparative results.

IFRS 11 requires a joint venture to be recognised as an investment and be accounted for using the equity method in accordance with IAS 28.

IFRS 12 requires certain disclosures in respect of the Group’s interest in the joint ventures.

The Group has early adopted the standards from 1 January 2013 and has applied the requirements for the relevant interests in accordance with the transition provisions of IFRS 11. The Group has recognised its investment in joint ventures as the aggregate of the carrying amounts of the assets and liabilities that were previously proportionately consolidated by the Group. This determines the deemed cost of the Group’s investments in joint ventures for applying equity accounting.

The Group’s investments in joint ventures affected by these standards are as described in note D7 and there is no change to the classification of these investments as joint ventures.

IFRS 10, ‘Consolidated financial statements’, IFRS 12, ’Disclosures of interest in other entities’, and IAS 27, ’Separate financial statements’

The standards are effective for annual periods beginning on or after 1 January 2014 for IFRS as endorsed by the EU and have been early adopted by the Group. Comparative results are retrospectively adjusted.

The standard changes the definition of control such that an investor has control over an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has ability to influence those returns through power over the investee.

The principal category of vehicles affected is the Group’s interest in investment funds.

The Group has assessed whether the investment holdings as at 1 January 2013 that need to be consolidated under IAS 27 for SIC12 differ under IFRS 10. Where consolidation has led to the additional funds being consolidated, the principal effect has been to ‘gross up’ the consolidated statement of financial position for:

(i)     the difference between the net value of the newly consolidated assets and liabilities (including those attributable to external parties) and the previous carrying value for the Group’s interest; and

(ii)    the equal and opposite liability or non-controlling interest for the external parties’ interests in the funds.

IFRS 13, ‘Fair value measurement’

IFRS 13 creates a uniform framework to explain how to measure fair value and aims to enhance fair value disclosures.

The standard is effective from annual periods beginning on or after 1 January 2013, with no adjustment to comparative results.

The Group has adopted the standard for 1 January 2013 and there is no material impact on the fair value measurement of the Group’s assets and liabilities.

Accounting standard	Key Requirements	Impact on results
Amendments to IAS 19, ‘Employee benefits’

These amendments are effective from 1 January 2013 and key revisions relevant to the Group are:

(i)     Presentation of actuarial gains and losses in ‘other comprehensive income’.

(ii)    The replacement of the expected return on plan assets with an amount based on the liability discount rate in the determination of pension costs.

(iii)  Enhanced disclosures, specifically on risks arising from defined benefit plans.

Following this adoption, the Group presents actuarial gains and losses in ‘other comprehensive income’ instead of the ‘income statement’.

The revision to the assumption relating to expected returns altered the pension costs by an insignificant amount, with a corresponding equal and opposite effect on the actuarial gains and losses included in other comprehensive income.

Amendments to IAS 1, ‘Presentation of financial statements’	These amendments, effective from 1 January 2013, require items in other comprehensive income to be presented separately based on whether or not they may be recycled to profit or loss in the future.	The Group has adopted these amendments from 1 January 2013 and amended the presentation of the statement of other comprehensive income.

Amendment to IFRS 7, ‘Financial Instruments: Disclosures’	The amendment requires additional disclosures for recognised financial instruments that have been offset in accordance with IAS 32 or are subject to enforceable master netting agreements or similar arrangements.	This is disclosure only requirement with the relevant disclosures provided in note C3.5(c).

Amendment to IAS 36, ‘Recoverable Amount Disclosures for Non-financial Assets’

The Group has early adopted the amendment for 2013.

The amendment effective in 2014 clarifies that the recoverable amount for a cash-generating unit to which significant goodwill has been allocated is only required to be disclosed when an impairment loss has been recognised or reversed.

There is no consequential impact on the Group’s disclosures.

Additional information on the quantitative effect of the adoption of the new and amended accounting standards on the Group’s primary financial statements and supplementary analysis of profit is provided in note D5. For some of these changes additional disclosure requirements apply. These are reflected in the financial statements.

A3	Accounting policies

A3.1	Accounting policies and use of estimates and judgements

The consolidated financial statements have been prepared in accordance with IFRS and IFRS Interpretations Committee (IFRIC) interpretations issued and effective for the year ended 31 December 2013.

This note provides detailed accounting policies adopted by the Group to prepare the consolidated financial statements. With the exception of the consequential impact of the adoption of IFRS 13 on fair value measurement, which is not required to be applied retrospectively before 1 January 2013 (as explained in note A2), these accounting policies are applied consistently for all years presented and normally are not subject to changes unless new accounting standards, interpretations or amendments are introduced by the IASB.

(a)	Critical accounting policies, accounting estimates and judgements

Prudential believes that its critical accounting policies are limited to those references in the table below:

Critical accounting policies	Accounting policy reference
Classification of insurance and investment contracts	A3.1(c)
Measurement of policyholder liabilities and unallocated surplus of with-profits fund	A3.1(d)
Measurement and presentation of derivatives and debt securities of US insurance operations	A3.1(j)(v)
Presentation of results before tax	A3.1(k)
Segmental analysis of results and earnings distributable to shareholders	A3.1(m)

The preparation of these financial statements requires Prudential to make estimates and judgements about future conditions. Prudential evaluates its estimates, including those related to long-term business provisioning and the fair value of assets. The table below sets out items that requires the Group to make estimates and judgements in applying the relevant accounting policy:

Critical accounting estimates and assumptions	Accounting policy reference
Classification of insurance and investment contracts	A3.1(c)
Measurement of policyholder liabilities	A3.1(d)
Measurement of deferred acquisition costs	A3.1(f)
Determination of fair value of financial investments	A3.1(j)(ii)
Determining impairment relating to financial assets	A3.1(j)(iii)

(b)	Basis of consolidation

The Group consolidates those investees it is deemed to control. The Group has control over an investee if all three of the following are met: (1) it has power over an investee; (2) it is exposed to, or has rights, to variable returns from its involvement with the investee; (3) it has ability to use its power over the investee to affect its own returns.

(i) Subsidiaries

Subsidiaries are those investees in which the Group controls. The vast majority of Group’s subsidiaries are corporate entities where the Group holds the majority of voting rights and are consolidated. The consolidation of other vehicles held by the Group is discussed below:

The Group’s insurance operations invests in a number of limited partnerships, either directly or through unit trusts, through a mix of capital and loans. These limited partnerships are managed by general partners, in which the Group hold equity. Such interest in general partners and limited partnerships provide the Group with voting and similar rights to participate in the governance framework of the relevant activities in which limited partnerships are engaged in. Accounting for the limited partnerships as subsidiaries, joint ventures, associates or other financial investments depends on the terms of each partnership agreement and the shareholdings in the general partners. In the context of direct investment in limited partnerships, the following circumstances may indicate a relationship in which, in substance, the Group controls and consequently consolidates a limited partnership:

•	the Group has existing rights that give it the current ability to direct the relevant activities of the limited partnership, ie activities that significantly affect the generation of economic returns from the limited partnership’s operation;

•	the Group has the power to obtain the significant benefits of the activities of the limited partnerships. Generally, it is presumed that the Group has significant benefits if its participation in the limited partnership is greater than 20 per cent;

•	the Group’s current ability to join together with other partners to direct the activities of the partnership.

The Group performs a re-assessment of consolidation whenever there is a change in the substance of the relationship between the Group and a limited partnership. Where the Group is deemed to control an limited partnerships, it is treated as a subsidiary and its results, assets and liabilities are consolidated. Where the Group holds a minority share in a limited partnership, with no control over their associated general partners, the investments are carried at fair value through profit and loss within financial investments in the consolidated statement of financial position.

The Group does not have a material percentage of non-controlling interests in its subsidiaries.

(ii) Joint ventures and associates

Joint ventures are joint arrangements arising from a contractual agreement whereby the Group and other investors have joint control of the net assets of the arrangement. In a number of these arrangements, the Group’s share of the underlying net assets may be less than 50 per cent but the terms of the relevant agreement make it clear that control is jointly exercised between the Group and the third party. Associates are entities over which the Group has significant influence, but it does not control. Generally it is presumed that the Group has significant influence if it holds between 20 per cent and 50 per cent voting rights of the entity.

The Group adopted IFRS 11 for investments in joint ventures from 1 January 2013 and accordingly are accounted for using the equity method of accounting. In line with the transition provision requirements, the Group has recognised its investment in joint ventures at 1 January 2012, as the aggregate of the carrying amounts of the assets and liabilities that were previously proportionately consolidated by the Group. This determines the deemed cost of the Group’s investment in joint ventures for applying equity accounting. The effect of adoption of IFRS 11 is disclosed in note A2. Investments in associates are initially recognised at cost and adjusted thereafter for the change in Group’s share of net assets of the associates. The Group’s share of profit or loss of its joint ventures and associates is recognised in the income statement and its share of movements in other comprehensive income is recognised in other comprehensive income.

(iii) Structured entities

Structured entities are those which have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. In addition to the entities discussed above in A3.1b(i) and A3.1b(ii), the Group as part of its business strategy invests in structured entities such as Open-Ended Investment Companies (OEICs), Unit Trusts (UTs), variable interest entities, investment vehicles within separate accounts offered through variable annuities, collateral debt obligations, mortgage-backed securities, and similar asset-backed securities.

Open-ended investment companies and unit trusts

The Group invests in open-ended investment companies and unit trusts, which invest mainly in equities, bonds, cash and cash equivalents, and properties. The Group’s percentage ownership in these entities can fluctuate on a daily basis according to the participation of the Group’s and other investors in them. For these entities, the following circumstances may indicate, in substance, the Group has power over an entity:

•	the entity is managed by the Group’s asset manager and the group holds a significant investment in the entity;

•	where the entity is managed by asset managers outside the Group, Prudential has existing rights that gives it the ability to direct the current activities of the entity. In assessing the Group’s ability to direct an entity, the Group considers its ability relative to other investors. The Group has limited number of open-ended investment companies and unit trusts where it considers it has such ability.

For the entity managed by asset managers outside the Group with no current ability to direct its activities, the Group is deemed to have no power over such an entity.

For those entities managed by the Group’s asset managers, it is generally presumed that the Group is exposed to, or has rights, to variable returns from an entity and has ability to use its power to affect its own returns where Group’s holding is greater than 50 per cent and is deemed to have no significant influence over a entity for participation less than 20 per cent. For holdings between 20 per cent and 50 per cent, the Group performs an assessment of power and associated control over an entity on a case by case basis. For these entities, the following circumstances may indicate that the Group controls an entity:

•	the Group has power over the relevant activities of the entity;

•	the exposure, or rights, to variable returns (including administrative and performance fee earned by the Group’s asset manager) from the entity is higher than the Group’s interest.

Where the Group is deemed to control these entities they are treated as a subsidiary and are consolidated, with the interests of investors other than the Group being classified as liabilities and appear as net asset value attributable to unit holders of consolidated unit trusts and similar funds.

Where the Group does not control these entities (as it is deemed to be acting as an agent) and they do not meet the definition of associates, they are carried at fair value through profit and loss within financial investments in the consolidated statement of financial position.

Where the Group’s asset manager set-up the open-ended investment companies and unit trusts as part of asset management operations, the Group’s interest is limited to the administration fees charged to manage the assets of such entities. With no participation in these entities, the Group does not retain risks associated with open-ended investment companies and unit trusts and is deemed to be acting as an agent.

The Group generates returns and retains the ownership risks in investment vehicles commensurate to its participation and does not have any further exposure to the residual risks of the open-ended investment companies and unit trusts.

Jackson’s separate account assets

Jackson offers variable contracts that invest contract holder’s premiums, at the contract holders’ direction, in investment vehicles (“Separate Accounts”) that invest in equity, fixed income, bonds and money market mutual funds. The contract holder retains the underlying returns and the ownership risks related to the separate accounts and its underlying investments. The shareholder’s economic interest in separate accounts is limited to the administrative fees charged. The separate accounts are setup as separate regulated entities governed by a Board of Directors or trustees for which the majority of the members are independent of Jackson or any affiliated entity. The independent members represent contract holders interest and are responsible for any decision making that impacts contract holders interest and govern the operational activities of the entities advisors, including asset managers managing the investment vehicles. Accordingly the Group has no control on these vehicles. These investments are carried at fair value through profit and loss within financial investments in the consolidated statement of financial position.

Other structured entities

The Group holds investments in mortgage-backed securities, collateral debt obligations and similar asset-backed securities that are actively traded in a liquid market. The Group is not the sponsor of the vehicles in which it holds investments and has no administrative rights over the vehicle’s activities. The Group generates returns and retains the ownership risks commensurate to its holding and its exposure to the investments. Accordingly the Group does not have power over the relevant activities of such vehicles and all are carried at fair value through profit and loss within financial investments in the consolidated statement of financial position.

The table below provides aggregate carrying amounts of the investments in unconsolidated structured entities reported in the Group’s statement of financial position:

	2013 £m
	OEICs/UTs	Separate account assets	Other structured entities
Statement of financial position line items
Equity securities and portfolio holdings in unit trusts	78,856	65,681	—
Debt securities	—	—	13,190

Total	78,856	65,681	13,190

The Group generates returns and retains the ownership risks in these investments commensurate to its participation and does not have any further exposure to the residual risks or losses of the investments or the vehicles in which it holds investments.

As at 31 December 2013, the Group does not have an agreement, contractual or otherwise, or intention to provide financial support to structured entities that could expose the Group to a loss.

(c)	Classification of insurance and investment contracts

IFRS 4 requires contracts written by insurers to be classified as either ‘insurance contracts’ or ‘investment contracts’ depending on the level of insurance risk transferred. Insurance risk is a pre-existing risk, other than financial risk, transferred from the contract holder to the contract issuer. If significant insurance risk is transferred to the Group then it is classified as an insurance contract. Contracts that transfer financial risk to the Group but not significant insurance risk are termed investment contracts. Furthermore, some contracts, both insurance and investment, contain discretionary participating features representing the contractual right to receive additional benefits as a supplement to guaranteed benefits:

a that are likely to be a significant portion of the total contract benefits,

b whose amount or timing is contractually at the discretion of the insurer, and

c that are contractually based on asset or fund performance, as discussed in IFRS 4.

Business Units	Insurance contracts and investment contracts with discretionary participation features	Investment contracts without discretionary participation features
Asia	• With-profits contracts • Non-participating term contracts • Whole life contracts • Unit-linked policies • Accident and health policies	• Minor amounts for a number of small categories of business

US	• Variable annuity contracts • Fixed annuity contracts • Life insurance contracts	• Guaranteed investment contracts (GICs) • Minor amounts of ‘annuity certain’ contracts

UK	• With-profits contracts • Bulk and individual annuity business • Non-participating term contracts	• Certain unit-linked savings and similar contracts

(d)	Measurement of policyholder liabilities and unallocated surplus of with-profits funds

The measurement basis of policyholder liabilities is dependent upon the classification of the contracts under IFRS 4 described in note A3.1(c) above.

IFRS 4 permits the continued usage of previously applied GAAP for insurance contracts and investment contracts with discretionary participating features. Accordingly, except for UK regulated with-profits funds as discussed below, the modified statutory basis (MSB) of reporting as set in the Statement of Recommended Practice (SORP) issued by Association of British Insurers (ABI) has been adopted by the Group on first time application of IFRS in 2005.

For investment contracts that do not contain discretionary participating features, IAS 39 and, where the contract includes an investment management element, IAS 18,’Revenue’, apply measurement principles to assets and liabilities attaching to the contract.

For with-profits funds, as the shareholders’ participation in the cost of bonuses arises only on distribution, the Group has elected to account for the unallocated surplus of UK regulated with-profits funds as a liability with no allocation to equity.

The policy of measuring contract liabilities at business unit level is noted below. Additional details are discussed in note C4.2.

(i) Insurance contracts

Asia insurance operations

The policyholder liabilities for businesses in Asia are determined in accordance with methods prescribed by local GAAP adjusted to comply, where necessary, with the MSB. Refinements to the local reserving methodology are generally treated as change in estimates, dependent on the nature of the change.

For the operations in India, Japan, Taiwan and, until 2012, Vietnam, the local GAAP is not appropriate as a starting point in the context of the MSB, and, instead, the accounting for insurance contracts is based on US GAAP. For these operations the business written is primarily non-participating linked and participating business. The future policyholder benefit provisions for non-participating linked business are determined using the net level premium method, with an allowance for surrenders, maintenance and claim expenses. Rates of interest used in establishing the policyholder benefit provisions vary by operation depending on the circumstances attaching to each block of business. Where appropriate, liabilities for participating business for these operations include provisions for the policyholders’ interest in investment gains and other surpluses that have yet to be declared as bonuses.

Whilst the basis of valuation of liabilities in these businesses is in accordance with the requirements of the ABI SORP, it may differ from that determined on MSB for UK operations with the same features.

US insurance operations

In accordance with the MSB the policyholder liabilities for Jackson’s conventional protection-type policies are determined under US GAAP principles with locked in assumptions for mortality, interest, policy lapses and expenses along with provisions for adverse deviations. For non-conventional protection-type policies, the policyholder liabilities includes the policyholder account balance. Acquisition costs are accounted for as explained in section (f) below.

As permitted by IFRS 4, Jackson use shadow accounting to make adjustments to the liabilities or related deferred acquisition costs which are recognised directly in other comprehensive income. Jackson accounts for the majority of its investment portfolio on an available-for-sale basis whereby unrealised gains and losses are recognised in other comprehensive income. To the extent that recognition of unrealised gains or losses on available-for-sale securities causes adjustments to the carrying value and amortisation patterns of deferred acquisition costs and deferred income, these adjustments are recognised in other comprehensive income to be consistent with the treatment of the gains or losses on the securities. More precisely, shadow deferred acquisition costs adjustments reflect the change in deferred acquisition costs that would have arisen if the assets held in the statement of financial position had been sold, crystallising unrealised gains or losses, and the proceeds reinvested at the yields currently available in the market.

UK insurance operations

The UK regulated with-profits funds are accounted for by the voluntary application of the UK accounting standard FRS 27, ‘Life Assurance’ that requires liabilities to be calculated as the realistic basis liabilities. The realistic basis liabilities are measured by reference to the PRA’s Peak 2 basis of reporting. This Peak 2 basis requires the value of liabilities to be calculated as:

•	a with-profits benefits reserve, plus

•	future policy related liabilities, plus

•	the realistic current liabilities of the fund.

The with-profits benefits reserve is primarily based on the retrospective calculation of accumulated asset shares but is adjusted to reflect future policyholder benefits and other outgoings. Asset shares broadly reflect the policyholders’ share of the with-profits fund assets attributable to their policies.

The future policy related liabilities must include a market consistent valuation of costs of guarantees, options and smoothing, less any related charges, and this amount is determined using either a stochastic approach, hedging costs or a series of deterministic projections with attributed probabilities.

The Peak 2 basis realistic liabilities for with-profits business included in the PRA regulatory returns include the element for the shareholders’ share of the future cost of bonuses consistent with the contract asset shares. For accounting purposes under FRS 27, this latter item is not shown as part of contract liabilities. This is because, consistent with the current basis of financial reporting, shareholder transfers are recognised only on declaration. Instead the shareholders’ share of future costs of bonuses is included within the liabilities for unallocated surplus.

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

(ii) Investment contracts with discretionary participation features

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

(iii) Investment contracts without discretionary participation features

The measurement of investment contracts without discretionary participation features is carried out in accordance with IAS 39 to reflect the deposit nature of the arrangement, with premiums and claims reflected as deposits and withdrawals and taken directly to the statement of financial position as movements in the financial liability balance.

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

(iv) Unallocated surplus of with-profits funds

Unallocated surplus represents the excess of assets over policyholder liabilities for the Group’s with-profits funds that have yet to be appropriated between policyholders and shareholders. As allowed under IFRS 4, the Group has opted to continue to record unallocated surplus of with-profits funds wholly as a liability with no allocation to equity. The annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders, is transferred to (from) the unallocated surplus each year through a charge (credit) to the income statement. The balance retained in the unallocated surplus represents cumulative income arising on the with-profits business that has not been allocated to policyholders or shareholders. The balance of the unallocated surplus is determined after full provision for deferred tax on unrealised appreciation on investments.

(e)	Reinsurance

The measurement of reinsurance assets is consistent with the measurement of the underlying direct insurance contracts. The treatment of any gains or losses arising on the purchase of reinsurance contracts is dependent on the underlying accounting basis of the entity concerned amongst other things.

(f)	Deferred acquisition costs for insurance contracts

Except for acquisition costs of with-profits contracts of the UK regulated with-profits funds, which are accounted for under the realistic PRA regime, costs of acquiring new insurance business are accounted for in a way that is consistent with the principles of the ABI SORP with deferral and amortisation against margins in future revenues on the related insurance policies. Costs of acquiring new insurance business, principally commissions, marketing and advertising and certain other costs associated with policy insurance and underwriting that are not reimbursed by policy charges, are specifically identified and capitalised as part of deferred acquisition costs . In general, this deferral is presentationally shown by an explicit carrying value for in the balance sheet. However, in some Asia operations the deferral is implicit through the reserving methodology. The recoverability of the explicitly and implicitly deferred acquisition costs is measured and are deemed impaired if the projected margins are less than the carrying value. To the extent that the future margins differ from those anticipated, then an adjustment to the carrying value will be necessary.

The deferral and amortisation of acquisition costs is of most relevance to the Group’s results for Asia and US insurance operations. The deferred acquisition costs for US and some Asia operations is determined with reference to US GAAP principles.

Asia insurance operations

For those territories applying US GAAP to insurance assets and liabilities, as permitted by the ABI SORP, principles similar to those set out in the US insurance operations paragraph below are applied to the deferral and amortisation of acquisition costs. For other territories in Asia, the general principles of the ABI SORP are applied with, as described above, deferral of acquisition costs being either explicit or implicit through the reserving basis.

US insurance operations

Under IFRS 4, the Group applies grandfathered US GAAP for measuring the insurance assets and liabilities of US insurance operations. The Group adopted FAS ASU 2010-26 on ‘Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts’ from 1 January 2012 and capitalise only those incremental costs directly relating to successfully acquiring a contract.

For interest-sensitive business, the key assumption is the long-term spread between the earned rate on investments and the rate credited to policyholders, which is based on an annual spread analysis. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of Jackson’s actual industry experience and future expectations. A detailed analysis of actual mortality, lapse and expenses experience is performed using internally developed experience studies.

For US variable annuity business a key assumption is the investment return from the separate accounts, which is determined using a mean reversion methodology. Under the mean reversion methodology, projected returns over the next five years are flexed (subject to capping) so that, combined with the actual rates of return for the current and the previous two years is maintained. The projected rates of return are capped at no more than 15 per cent for each of the next five years These returns affect the level of future expected profits through their effects on the fee income with consequential impact on the amortisation of deferred acquisition costs. The level of acquisition costs carried in the statement of financial position is also sensitive to unrealised valuation movements on debt securities held to back the liabilities and solvency capital. Further details are discussed in note C5.1(b).

UK insurance operations

For UK regulated with-profits funds where the realistic FSA regime is applied, the basis of setting liabilities is such that it would be inappropriate for acquisition costs to be deferred, therefore these costs are expensed as incurred. The majority of the UK shareholder-backed business is individual and group annuity business where the incidence of acquisition costs is negligible.

(g)	Liability adequacy test

The Group performs adequacy testing on its insurance liabilities to ensure that the carrying amounts (net of related deferred acquisition costs) and, where relevant, present value of acquired in-force business, is sufficient to cover current estimates of future cash flows. Any deficiency is immediately charged to the income statement.

(h)	Earned premiums, policy fees and claims paid

Premium and annuity considerations for conventional with-profits policies and other protection type insurance policies are recognised as revenue when due. Premiums and annuity considerations for linked policies, unitised with-profits and other investment type policies are recognised as revenue when received or, in the case of unitised or unit-linked policies, when units are issued. These amounts exclude premium taxes and similar duties where Prudential collects and settles taxes borne by the customer.

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

(i)	Investment return

Investment return included in the income statement principally comprises interest income, dividends, investment appreciation/depreciation (realised and unrealised gains and losses) on investments designated as fair value through profit and loss, and realised gains and losses (including impairment losses) on Jackson’s debt securities designated as available-for-sale. Movements in unrealised appreciation/depreciation of Jackson’s debt securities designated as available for-sale are recorded in other comprehensive income. Interest income is recognised as it accrues, taking into account the effective yield on investments. Dividends on equity securities are recognised on the ex-dividend date and rental income is recognised on an accrual basis.

(j)	Financial investments other than instruments classified as long-term business contracts

(i)	Investment classification

The Group holds financial investments in accordance with IAS 39, whereby subject to specific criteria, financial instruments are required to be accounted for under one of the following categories:

•	Financial assets and liabilities at fair value through profit and loss – this comprises assets and liabilities designated by management as fair value through profit and loss on inception and derivatives that are held for trading. These investments are measured at fair value with all changes thereon being recognised in investment return in the income statement;

•	Financial investments on an available-for-sale basis – this comprises assets that are designated by management and/or do not fall into any of the other categories. These assets are initially recognised at fair value plus attributable transaction costs. For available-for-sale debt securities, the difference between their cost and par value is amortised to the income statement using the effective interest rate. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset;

•	Available-for-sale assets are subsequently measured at fair value. Interest income is recognised on an effective interest basis in the income statement. Except for foreign exchange gains and losses on debt securities, not in functional currency, which are included in the income statement, unrealised gains and losses are recognised in other comprehensive income. Upon disposal or impairment, accumulated unrealised gains and losses are transferred from other comprehensive income to the income statement as realised gains or losses; and

•	Loans and receivables – Except for those designated as at fair value through profit and loss or available-for-sale, these instruments comprise non-quoted investments that have fixed or determinable payments. These instruments include loans collateralised by mortgages, deposits, loans to policyholders and other unsecured loans and receivables. These investments are initially recognised at fair value plus transaction costs. Subsequently, these instruments are carried at amortised cost using the effective interest method.

The Group uses the trade date method to account for regular purchases and sales of financial assets.

(ii)	Use of fair value

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

Determining the fair value of financial investments when the markets are not active

The Group holds certain financial investments for which the markets are not active. These can include financial investments which are not quoted on active markets and financial investments for which markets are no longer active as a result of market conditions e.g. market illiquidity. When the markets are not active, there is generally no or limited observable market data to account for financial investments at fair value. The determination of whether an active market exists for a financial investment requires management’s judgement.

If the market for a financial investment of the Group is not active, the fair value is determined by using valuation techniques. The Group establishes fair value for these financial investments by using quotations from independent third-parties, such as brokers or pricing services or by using internally developed pricing models. Priority is given to publicly available prices from independent sources when available, but overall the source of pricing and/or the valuation technique is chosen with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date. The valuation techniques include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and, if applicable, enterprise valuation and may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these financial investments.

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

(iii)	Determining impairments relation to financial assets

Available-for-sale securities

The majority of Jackson’s debt securities portfolio are accounted for on an available-for-sale basis. The consideration of evidence of impairment requires management’s judgement. In making this determination the factors considered include, for example:

Determining factors	Consideration of evidence of impairment
Whether the decline of the financial investment’s fair value is substantial	A substantial decline in fair value might be indicative of a credit loss event that would lead to a measurable decrease in the estimated future cash flows.

The impact of the duration of the security on the calculation of the revised estimated cash flows	The duration of a security to maturity helps to inform whether assessments of estimated future cash flows that are higher than market value are reasonable.

Determining factors	Consideration of evidence of impairment
The duration and extent to which the amortised cost exceeds fair value	This factor provides an indication of how the contractual cash flows and effective interest rate of a financial asset compares with the implicit market estimate of cash flows and the risk attaching to a ‘fair value’ measurement. The length of time for which that level of difference has been in place may also provide further evidence as to whether the market assessment implies an impairment loss has arisen.

The financial condition and prospects of the issuer	These factors and other observable conditions may indicate that an investment is impaired.

If a loss event that will have a detrimental effect on cash flows is identified an impairment loss is recognised in the income statement. The loss recognised is determined as the difference between the book cost and the fair value of the relevant impaired securities. This loss comprises the effect of the expected loss of contractual cash flows and any additional market-price-driven temporary reductions in values.

For Jackson’s residential mortgage-backed and other asset-backed securities, all of which are classified as available-for-sale, the model used to analyse cash flows, begins with the current delinquency experience of the underlying collateral pool for the structure, by applying assumptions about how much of the currently delinquent loans will eventually default, and multiplying this by an assumed loss severity. Additional factors are applied to anticipate ageing effects. After applying a cash flow simulation an indication is obtained as to whether or not the security has suffered, or is anticipated to suffer, contractual principal or interest payment shortfalls. If a shortfall applies an impairment charge is recorded. The difference between the fair value and book cost for unimpaired securities designated as available-for-sale, is accounted for as unrealised gains or losses, with the movements in the accounting period being included in other comprehensive income.

The Group’s review of fair value involves several criteria, including economic conditions, credit loss experience, other issuer-specific developments and future cash flows. These assessments are based on the best available information at the time. Factors such as market liquidity, the widening of bid/ask spreads and a change in cash flow assumptions can contribute to future price volatility. If actual experience differs negatively from the assumptions and other considerations used in the consolidated financial statements, unrealised losses currently in equity may be recognised in the income statement in future periods. Additional details on the impairments of the available-for-sale securities of Jackson are described in notes C3.5(d).

Assets held at amortised cost

Except for certain loans of the UK insurance operations and Jackson National Life, which are accounted for on a fair value through profit and loss basis, and as described below, financial assets classified as loans and receivables under IAS 39 are carried at amortised cost using the effective interest rate method. The loans and receivables include loans collateralised by mortgages, deposits and loans to policyholders. In estimating future cash flows, the Group looks at the expected cash flows of the assets and applies historical loss experience of assets with similar credit risks that has been adjusted for conditions in the historical loss experience which no longer exist or for conditions that are expected to arise. The estimated future cash flows are discounted using the financial asset’s original or variable effective interest rate and exclude credit losses that have not yet been incurred.

The risks inherent in reviewing the impairment of any investment include: the risk that market results may differ from expectations, facts and circumstances may change in the future and differ from estimates and assumptions, or the Group may later decide to sell the asset as a result of changed circumstances.

Certain mortgage loans of the UK insurance operations and, consequent upon the purchase of REALIC in 2012 by Jackson, policy loans held to back funds withheld under reinsurance arrangements have been designated at fair value through profit and loss as these loan portfolios are managed and evaluated on a fair value basis.

Assets carried at cost or amortised cost are subject to impairment testing where appropriate under IFRS requirements.

Reversal of impairment loss

If, in subsequent periods, an impaired debt security held on an available-for-sale basis or an impaired loan or receivable recovers in value (in part or in full), and this recovery can be objectively related to an event occurring after the impairment, then the previously recognised impairment loss is reversed through the income statement (in part or in full).

(iv)	Derivatives and hedge accounting

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

The Group does not regularly seek to apply fair value or cash flow hedging treatment under IAS 39. The exceptions, where hedge accounting has been applied in 2013 and 2012, are summarised in note C3.5(b).

All derivatives that are not designated as hedging instruments are carried at fair value with movements in fair value being recorded in the income statement.

The primary areas of the Group’s continuing operations where derivative instruments are held are the UK with-profits funds and annuity business, and Jackson.

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

For Jackson an extensive derivative programme is maintained. Value movements on the derivatives held can be very significant in their effect on shareholder results. Further details on this aspect of the Group’s financial reporting are described in note B1.2.

(v)	Measurement and presentation of derivatives and debt securities of US insurance operations

The policies for these items are significant factors in contributing to the volatility of the income statement result and shareholders’ equity. Under IAS 39, derivatives are required to be carried at fair value. Unless net investment hedge accounting is applied, value movements on derivatives are recognised in the income statement

For derivative instruments of Jackson that are entered into to mitigate economic exposures, the Group has considered whether it is appropriate to undertake the necessary operational changes to qualify for hedge accounting so as to achieve matching of value movements in hedging instruments and hedged items in the performance statements. In reaching the decision a number of factors were particularly relevant. These were:

•	IAS 39 hedging criteria have been designed primarily in the context of hedging and hedging instruments that are assessable as financial instruments that are either stand-alone or separable from host contracts, rather than, for example, duration characteristics of insurance contracts;

•	the high hurdle levels under IAS 39 of ensuring hedge effectiveness at the level of individual hedge transactions;

•	the difficulties in applying the macro hedge provisions under IAS 39 (which are more suited to banking arrangements) to Jackson’s derivative book;

•	the complexity of asset and liability matching of US life insurers such as those with Jackson’s product range; and finally

•	whether it is possible or desirable, without an unacceptable level of costs and constraint on commercial activity, to achieve the accounting hedge effectiveness required under IAS 39.

Taking account of these considerations the Group has decided that, except for occasional circumstances, it is not appropriate to seek to achieve hedge accounting under IAS 39. As a result of this decision the total income statement results are more volatile as the movements in the value of Jackson’s derivatives are reflected within it. This volatility is reflected in the level of short-term fluctuations in investment returns, as shown in notes B1.1 and B1.2.

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

(vi) Embedded derivatives

Embedded derivatives are present in host contracts issued by various Group companies, in particular Jackson. They are embedded within other non-derivative host financial instruments and insurance contracts to create hybrid instruments. Embedded derivatives meeting the definition of an insurance contract are accounted for under IFRS 4. Where economic characteristics and risks of the embedded derivatives are not closely related to the economic characteristics and risks of the host instrument, and where the hybrid instrument is not measured at fair value with the changes in fair value recognised in the income statement, the embedded derivative is bifurcated and carried at fair value as a derivative in accordance with IAS 39. For Jackson’s ‘not for life’ Guaranteed Minimum Withdrawal Benefit and Fixed Index Annuity reserves the determination of fair value requires assumptions regarding future mix of Separate Account assets, equity volatility levels, and policyholder behaviour.

In addition, the Group applies the option under IFRS 4 to not separate and fair value surrender options embedded in host contracts and with-profits investment contracts whose strike price is either a fixed amount or a fixed amount plus interest. Further details on the valuation basis for embedded derivatives attaching to Jackson’s life assurance contracts are provided in note C4.2.

(vii)	Securities lending including repurchase agreements

The Group is party to various securities lending agreements under which securities are loaned to third-parties on a short-term basis. The loaned securities are not derecognised; rather, they continue to be recognised within the appropriate investment classification. The Group’s policy is that collateral in excess of 100 per cent of the fair value of securities loaned is required from all securities’ borrowers and typically consists of cash, debt securities, equity securities or letters of credit.

In cases where the Group takes possession of the collateral under its securities lending programme, the collateral, and corresponding obligation to return such collateral, are recognised in the consolidated statement of financial position.

(viii)	Derecognition of financial assets and liabilities

The Group’s policy is to derecognise financial assets when it is deemed that substantially all the risks and rewards of ownership have been transferred.

The Group derecognises financial liabilities only when the obligation specified in the contract is discharged, cancelled or has expired.

(ix)	Financial liabilities designated at fair value through profit and loss

Consistent with the Group’s risk management and investment strategy and the nature of the products concerned, the Group has designated under IAS 39 classification certain financial liabilities at fair value through profit and loss as these instruments are managed and their performance evaluated on a fair value basis. These instruments include liabilities related to consolidated collateralised debt obligations and net assets attributable to unit holders of consolidated unit trusts and similar funds.

(k)	Presentation of results before tax

The total tax charge for the Group reflects tax that in addition to relating to shareholders’ profits is also attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies. This is explained in more detail in note B5. Reported profit before the total tax charge is not representative of pre-tax profits attributable to shareholders. Accordingly, in order to provide a measure of pre-tax profits attributable to shareholders the Group has chosen to adopt an income statement presentation of the tax charge and pre-tax results that distinguishes between policyholder and shareholder components.

(l)	Segments

Under IFRS 8, ‘Operating Segments’, the Group determines and presents operating segments based on the information that is internally provided to the Group Executive Committee which is the Group’s chief operating decision maker.

The operating segments identified by the Group reflect the Group’s organisational structure, which is by both geography (Asia, US and UK) and by product line (insurance operations and asset management).

The products of the insurance operations contain both significant and insignificant levels of insurance risk. The products are managed together and there is no distinction between these two categories other than for accounting purposes. This segment also includes the commission earned on general insurance business and investment subsidiaries held to support the Group’s insurance operations.

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

Further information on the Group’s operating segments is provided in note B1.3.

(m)	Segmental analysis of results and earnings attributable to shareholders

The Group uses operating profit based on longer-term investment returns as the segmental measure of its results. The basis of calculation is disclosed in note B1.3.

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

(n)	Borrowings

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

(o)	Investment properties

Investments in leasehold and freehold properties not for occupation by the Group, including properties under development for future use as investment properties, are carried at fair value, with changes in fair value included in the income statement. Properties are valued annually either by the Group’s qualified surveyors or by taking into consideration the advice of professional external valuers using the Royal Institution of Chartered Surveyors valuation standards. Each property is externally valued at least once every three years.

Leases of investment property where the Group has substantially all the risks and rewards of ownership are classified as finance leases (leasehold property). Finance leases are capitalised at the lease’s inception at the lower of the fair value of the leased property and the present value of the minimum lease payments.

(p)	Pension schemes

For the Group’s defined benefit schemes, if the present value of the defined benefit obligation exceeds the fair value of the scheme assets, then a liability is recorded in the Group’s statement of financial position. By contrast, if the fair value of the assets exceeds the present value of the defined benefit obligation then the surplus will only be recognised if the nature of the arrangements under the trust deed, and funding arrangements between the Trustee and the Company support the availability of refunds or recoverability through agreed reductions in future contributions. In addition, if there is a constructive obligation for the Company to pay deficit funding, this is also recognised such that the financial position recorded for the scheme reflects the higher of any underlying IAS 19 deficit and the obligation for deficit funding.

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

The plan assets of the Group’s pension schemes exclude several insurance contracts that have been issued by the Group. These assets are excluded from plan assets in determining the pension obligation recognised in the consolidated statement of financial position.

The aggregate of the actuarially determined service costs of the currently employed personnel and the net interest on the net defined benefit liability (asset) at the start of the period, is charged to the income statement. Actuarial and other gains and losses as a result of changes in assumptions or experience variances are recognised as other comprehensive income.

Contributions to the Group’s defined contribution schemes are expensed when due.

(q)	Share-based payments and related movements in own shares

The Group offers share award and option plans for certain key employees and a Save As You Earn plan for all UK and certain overseas employees. Shares held in trust relating to these plans are conditionally gifted to employees.

The compensation expense charged to the income statement is primarily based upon the fair value of the options granted, the vesting period and the vesting conditions.

The Company has established trusts to facilitate the delivery of Prudential plc shares under employee incentive plans and savings-related share option schemes. The cost to the Company of acquiring these treasury shares held in trusts is shown as a deduction from shareholders’ equity.

(r)	Tax

Current tax expense is charged or credited based upon amounts estimated to be payable or recoverable as a result of taxable amounts for the current year. To the extent that losses of an individual UK company are not offset in any one year, they can be carried back for one year or carried forward indefinitely to be offset against profits arising from the same company.

Deferred taxes are provided under the liability method for all relevant temporary differences. IAS 12, ‘Income Taxes’ does not require all temporary differences to be provided for, in particular, the Group does not provide for deferred tax on undistributed earnings of subsidiaries where the Group is able to control the timing of the distribution and the temporary difference created is not expected to reverse in the foreseeable future. Deferred tax assets are only recognised when it is more likely than not, that future taxable profits will be available against which these losses can be utilised.

The tax charge for long-term business includes tax expense attributable to both policyholders and shareholders. In the UK, life insurance companies are taxed on both their shareholders’ profits and on their policyholders’ insurance and investment returns on certain insurance and investment products. Tax on shareholders’ profits is calculated at the standard corporation tax rate, and tax on policyholders’ investment returns is calculated at the basic rate of income tax. Although both types of tax are included in the total tax charge in the Group’s consolidated income statement, they are presented separately in the income statement to provide the most relevant information about tax that the Group pays on its profits.

Deferred tax is measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled, based on tax rates (and laws) that have been enacted or are substantively enacted at the end of the reporting period.

(s)	Business acquisitions and disposals

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

Income and expenses of entities sold during the period are included in the income statement up to the date of disposal. The gain or loss on disposal is calculated as the difference between sale proceeds net of selling costs, less the net assets of the entity at the date of disposal adjusted for foreign exchange movements attaching to the sold entity that are required to be recycled to the income statement under IAS 21.

(t)	Goodwill

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

(u)	Intangible assets

Intangible assets acquired on the purchase of a subsidiary or portfolio of contracts are fair valued at acquisition. Deferred acquisition costs are accounted for as described in policy notes (d) and (f) above. Other intangible assets, such as distribution rights and software, are valued initially at the price paid to acquire them and are subsequently carried at cost less amortisation and any accumulated impairment losses. Distribution rights relate to fees paid under bancassurance partnership arrangements for bank distribution of products for the term of the contract. Amounts for distribution rights are amortised on a basis to reflect the pattern in which the future economic benefits are expected to be consumed by reference to new business levels. The same principles apply to determining the amortisation method for other intangible assets unless the pattern cannot be determined reliably, in which case a straight line method is applied.

(v)	Cash and cash equivalents

Cash and cash equivalents consist of cash at bank and in hand, deposits held at call with banks, treasury bills and other short-term highly liquid investments with less than 90 days maturity from the date of acquisition.

(w)	Shareholders’ dividends

Interim dividends are recorded in the period in which they are paid. Final dividends are recorded in the period in which they are approved by shareholders.

(x)	Share capital

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

(y)	Foreign exchange

The Group’s consolidated financial statements are presented in pounds sterling, the Group’s presentation currency. Accordingly, the results and financial position of foreign subsidiaries must be translated into the presentation currency of the Group from their functional currencies, ie the currency of the primary economic environment in which the entity operates. All assets and liabilities of foreign subsidiaries are converted at year end exchange rates whilst all income and expenses are converted at average exchange rates where this is a reasonable approximation of the rates prevailing on transaction dates. The impact of these currency translations is recorded as a separate component in the Statement of Comprehensive Income.

Foreign currency borrowings that are used to provide a hedge against Group equity investments in overseas subsidiaries are translated at year end exchange rates and movements recognised in other comprehensive income. Other foreign currency monetary items are translated at year end exchange rates with changes recognised in the income statement.

Foreign currency transactions are translated at the spot rate prevailing at the time.

(z)	Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year, excluding those held in employee share trusts and consolidated unit trusts and Open Ended Investment Companies (OEICs), which are treated as cancelled.

For diluted earnings per share, the weighted average number of shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Group’s only class of potentially dilutive ordinary shares are those share options granted to employees where the exercise price is less than the average market price of the Company’s ordinary shares during the year. No adjustment is made if the impact is anti-dilutive overall.

A3.2  New accounting pronouncements not yet effective

The following standards, interpretations and amendments have been issued but are not yet effective in 2013, including those which have not yet been adopted in the EU. This is not intended to be a complete list as only those standards, interpretations and amendments that could have an impact upon the Group’s financial statements are discussed.

Offsetting Financial Assets and Financial Liabilities – Amendments to IAS 32

This amendment, effective on or after 1 January 2014, clarifies the offsetting criteria of financial assets and liabilities. In particular the amendment clarifies that in order to meet criteria to offset a financial asset and a financial liability, a right to set-off must be currently available rather than being contingent on a future event. Further the right to set-off must be exercisable by any of the counterparties, both in the normal course of business and in the event of default, insolvency and bankruptcy. The Group is assessing the impact of this amendment but it is not expected to have a significant effect on the Group’s financial statements.

Annual improvements to IFRS – 2010-2012 Cycle and 2011-2013 Cycle

These improvements include minor changes to ten IFRS standards, and are effective for annual periods beginning on or after 1 July 2014. The Group is assessing the impact of these amendments but they are not expected to have a significant effect on the Group’s financial statements.

IFRIC 21, ‘Levies’

IFRIC 21, ‘Levies’, issued in May 2013 is effective for annual periods beginning on or after 1 January 2014. It has not yet been endorsed for use in the EU. This interpretation clarifies that an entity recognises a liability for a levy imposed by a government (that is not income tax) when the activity that triggers payment, as identified by the relevant legislation, occurs. The Group is assessing the impact of this interpretation but it is not expected to have a material effect on the Group’s financial statements.

IFRS 9, ‘Financial instruments: Classification and measurement’

This standard when effective will automatically replace IAS 39, “Financial Instruments-Recognition and measurement”. Under the current version of IFRS 9 the classification and hence measurement of financial assets would be on two bases either amortised cost or fair value through profit or loss, rather than the existing four bases of classification. These requirements maintain the existing amortised cost measurement for most liabilities but will require changes in fair value due to changes in the entity’s own credit risk to be recognised in the other comprehensive income section of the comprehensive income statement, rather than within profit or loss for liabilities measured at fair value. Notwithstanding these prospective requirements, under the current version of IFRS 9, on 28 November 2012, the IASB released an exposure draft proposing amendments. The proposed changes would introduce a fair value through other comprehensive income category which would include certain financial assets that contain contractual cash flows that are solely payments of principal and interest and are held in a business model in which assets are managed both in order to collect contractual cash flows and for sale. The Group is assessing the impact of this standard and will consider the remaining phases of IFRS 9 when finalised by the IASB. IFRS 9 has not yet been endorsed for use in the EU and there is currently no mandatory effective date pending the finalisation of its remaining phases.

B	EARNINGS PERFORMANCE

B1	Analysis of performance by segment

B1.1	Segment results – profit before tax

	Note	2013 £m	2012* £m	2011* £m
Asia operations
Insurance operations	B4(a)
Operating result before gain on sale of stake in China Life of Taiwan		1,003	862	704
Gain on sale of stake in China Life of Taiwan		—	51	—

Total Asia insurance operations		1,003	913	704
Development expenses		(2)	(7)	(5)

Total Asia insurance operations after development expenses		1,001	906	699
Eastspring Investments		74	69	75

Total Asia operations		1,075	975	774

US operations
Jackson (US insurance operations)	B4(b)	1,243	964	651
Broker-dealer and asset management		59	39	24

Total US operations		1,302	1,003	675

UK operations
UK insurance operations:	B4(c)
Long-term business		706	703	683
General insurance commissionnote (i)		29	33	40

Total UK insurance operations		735	736	723
M&G (including Prudential Capital)		441	371	357

Total UK operations		1,176	1,107	1,080

Total segment profit		3,553	3,085	2,529

Other income and expenditure
Investment return and other income		10	13	22
Interest payable on core structural borrowings		(305)	(280)	(286)
Corporate expenditurenote (ii)		(263)	(231)	(219)

Total		(558)	(498)	(483)

RPI to CPI inflation measure change on defined benefit pension schemes			—	42
Solvency II implementation costs		(29)	(48)	(55)
Restructuring costsnote (iii)		(12)	(19)	(16)

Operating profit based on longer-term investment returns		2,954	2,520	2,017
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(1,110)	187	(157)
Amortisation of acquisition accounting adjustments	D1	(72)	(19)	—
Gain on dilution of Group holdingsnote (iv)	D1	—	42	—
(Loss) profit attaching to held for sale Japan Life businessnote (v)	D1	(102)	17	6
Costs of domestication of Hong Kong branch	D2	(35)	—	—

Profit before tax attributable to shareholders		1,635	2,747	1,866

Basic earnings per share (in pence)	B6	2013	2012*	2011*
Based on operating profit based on longer-term investment returns		90.9p	76.9p	62.7p
Based on profit for the year		52.8p	85.1p	57.1p

*	The 2012 and 2011 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Notes

(i)	The Group’s UK insurance operations transferred its general insurance business to Churchill in 2002. General insurance commission represents the commission receivable net of expenses for Prudential-branded general insurance products as part of this arrangement.
(ii)	Corporate expenditure as shown above is for Group Head Office and Asia Regional Head Office.
(iii)	Restructuring costs are incurred in the UK and represent one-off expenses incurred in securing expense savings.
(iv)	During 2012, M&G reduced its holdings in PPM South Africa resulting in a reclassification from a subsidiary to an associate giving rise to a gain on dilution of £42 million.
(v)	To facilitate comparisons of operating profit based on longer-term investment returns that reflect the Group’s retained operations, the results attributable to the held for sale Japan Life business are included separately within the supplementary analysis of profit above.

B1.2	Short-term fluctuations in investment returns on shareholder-backed business

	2013 £m	2012* £m	2011* £m
Insurance operations:
Asianote (ii)	(204)	54	(93)
USnote (iii)	(625)	(90)	(167)
UKnote (iv)	(254)	136	159
Other operations:
– Economic hedge value movementnote (v)	—	(32)	—
– Othernote (vi)	(27)	119	(56)

Total	(1,110)	187	(157)

*	The 2012 and 2011 comparative results have been adjusted retrospectively from those previously published for the application of the new and amended accounting standards described in note A2. In addition, to facilitate comparisons of results that reflect the Group’s retained operations, the short-term fluctuations in investment returns attributable to the held for sale Japan Life business are included separately within the supplementary analysis of profit.

Notes

(i)	General overview of defaults
The Group did not experience any defaults on its shareholder-backed debt securities portfolio in 2013 or 2012.
(ii)	Asia insurance operations
In Asia, the negative short-term fluctuations of £(204) million (2012: positive £54 million; 2011: negative £93 million) primarily reflect net unrealised movements on bond holdings following a rise in bond yields during the year.

(iii)	US insurance operations
The short-term fluctuations in investment returns for US insurance operations comprise the following items:

	2013 £m	2012 £m	2011 £m
Short-term fluctuations relating to debt securities
Charges in the year:
Losses on sales of impaired and deteriorating bonds	(5)	(23)	(32)
Bond write downs	(8)	(37)	(62)
Recoveries / reversals	10	13	42

Total charges in the yearnote (a)	(3)	(47)	(52)
Less: Risk margin charge included in operating profit based on longer-term investment returnsnote (b)	85	79	70

	82	32	18

Interest-related realised gains:
Arising in the year	64	94	158
Less: Amortisation of gains and losses arising in current and prior years to operating profit based on longer-term investment returns	(89)	(91)	(84)

	(25)	3	74

Related amortisation of deferred acquisition costs	(15)	(3)	(3)

Total short-term fluctuations related to debt securities	42	32	89
Derivatives (other than equity-related): market value movements (net of related amortisation of deferred acquisition costs)note (c)	(531)	135	554
Net equity hedge results (principally guarantees and derivatives, net of related amortisation of deferred acquisition costs)note (d)	(255)	(302)	(788)
Equity-type investments: actual less longer-term return (net of related amortisation of deferred acquisition costs)	89	23	—
Other items (net of related amortisation of deferred acquisition costs)	30	22	(22)

Total	(625)	(90)	(167)

The short-term fluctuations in investment returns shown in the table above are stated net of a credit for the related amortisation of deferred acquisition costs of £228 million (2012: credit of £76 million; 2011: £287 million). See note C5.1(b).

Notes

(a)	The charges on the debt securities of Jackson comprise the following:

	2013 £m	2012 £m	2011 £m
	Total	Total	Total
Residential mortgage-backed securities:
Prime (including agency)	1	(4)	(25)
Alt-A	(1)	(1)	(1)
Sub-prime	—	(3)	—

Total residential mortgage-backed securities	—	(8)	(26)
Corporate debt securities	(1)	(14)	(14)
Other	(2)	(25)	(12)

Total	(3)	(47)	(52)

(b)	The risk margin reserve charge for longer-term credit-related losses included in operating profit based on longer-term investment returns of Jackson for 2013 is based on an average annual risk margin reserve of 25 basis points (2012: 26 basis points ;2011: 25 basis points) on average book values of US$54.4 billion (2012: US$47.6 billion; 2011: US$44.4 billion) as shown below:

Moody’s rating category (or equivalent under NAIC ratings of mortgage-backed securities)	2013				2012				2011
	Average book value	RMR	Annual expected loss		Average book value	RMR	Annual expected loss		Average book value	RMR	Annual expected loss
	US$m	%	US$m	£m	US$m	%	US$m	£m	US$m	%	US$m	£m
A3 or higher	27,557	0.11	(32)	(20)	23,129	0.11	(26)	(16)	21,255	0.08	(17)	(11)
Baa1, 2 or 3	24,430	0.25	(62)	(40)	21,892	0.26	(56)	(36)	20,688	0.26	(54)	(34)
Ba1, 2 or 3	1,521	1.18	(18)	(11)	1,604	1.12	(18)	(11)	1,788	1.04	(19)	(11)
B1, 2 or 3	530	2.80	(15)	(9)	597	2.82	(17)	(11)	474	3.01	(14)	(9)
Below B3	317	2.32	(7)	(5)	342	2.44	(8)	(5)	211	3.88	(8)	(5)

Total	54,355	0.25	(134)	(85)	47,564	0.26	(125)	(79)	44,416	0.25	(112)	(70)

Related change to amortisation of deferred acquisition costs (see below)			25	16			21	13			22	14

Risk margin reserve charge to operating profit for longer-term credit related losses			(109)	(69)			(104)	(66)			(90)	(56)

Consistent with the basis of measurement of insurance assets and liabilities for Jackson’s IFRS results, the charges and credits to operating profits based on longer-term investment returns are partially offset by related amortisation of deferred acquisition costs.

(c)	Derivatives (other than equity-related): negative fluctuation of £(531) million (2012: positive fluctuation of £135 million ; 2011: gain of £554 million) net of related amortisation of deferred acquisition costs.

These losses and gains are in respect of interest rate swaps and swaptions and for the Guaranteed Minimum Income Benefit (GMIB) reinsurance. The swaps and swaptions are undertaken to manage interest rate exposures and durations within the general account and the variable annuity and fixed index annuity guarantees (as described in note (d) below). The GMIB reinsurance is in place so as to insulate Jackson from the GMIB exposure.

The amounts principally reflect the fair value movement on these instruments, net of related amortisation of deferred acquisition costs.

Under the Group’s IFRS reporting of Jackson’s derivatives (other than equity-related) programme significant accounting mismatches arise. This is because:

-	The derivatives are required to be fair valued with the value movements booked in the income statement;
-	As noted above, part of the derivative value movements arises in respect of interest rate exposures within Jackson’s guarantee liabilities for variable annuity and fixed index annuity business which are only partially fair valued under IFRS (see below); and
-	The GMIB liability is valued under the US GAAP insurance measurement basis applied for IFRS in a way that substantially does not recognise the effect of market movements. However, notwithstanding that the liability is reinsured, as the reinsurance asset is net settled it is deemed a derivative under IAS39 which requires fair valuation.

In 2013, the negative fluctuation of £(531) million reflects principally the adverse mark-to-market impact of the 1.3 per cent increase in swap rates on the valuation of the interest rate swaps, swaptions, and the GMIB reinsurance asset.

(d)	Net equity hedge result: negative fluctuation of £(255) million (2012: negative fluctuation £(302) million ; 2011: negative fluctuation £(788) million)).

These amounts are in respect of the equity-based derivatives and associated guarantee liabilities of Jackson’s variable and fixed index annuity business. The equity based derivatives are undertaken to manage the equity risk exposure of the guarantee liabilities. The economic exposure of these guarantee liabilities also includes the effects of changes in interest rates which are managed through the swaps and swaptions programmes described in note (c) above.

The amounts reflect the net effect of:

-	Fair value movements on free standing equity derivatives;
-	The accounting value movements on the variable annuity and fixed index annuity guarantee liabilities;
-	Fee assessments and claim payments in respect of guarantee liabilities; and
-	Related DAC amortisation.

Under the Group’s IFRS reporting of Jackson’s equity-based derivatives and associated guarantee liabilities significant accounting mismatches arise. This is because:

-	The free standing derivatives and Guaranteed Minimum Withdrawal Benefit (GMWB) “not for life” embedded derivative liabilities are required to be fair valued. These fair value movements include the effects of changes to levels of equity markets, implied volatility and interest rates. The interest rate exposure is managed through the derivative programme explained above in note (c);
-	The Guaranteed Minimum Death Benefit (GMDB) and GMWB “for life” guarantees are valued under the US GAAP insurance measurement basis applied for IFRS in a way that substantially does not recognise the effect of equity market and interest rate changes.

In 2013, the negative fluctuation of £(255) million reflects the net effect of mark-to-market reductions on the free standing derivatives being offset by reductions in the carrying amounts of those guarantees that are fair valued embedded derivatives. Both aspects reflect increased equity markets ( the S&P 500 increased by 30 per cent) with the value movement on the embedded derivatives also being affected by decreases in average implied volatility levels and the 1.3 per cent increase in Treasury bond interest rates.

(iv)	UK insurance operations

The negative short-term fluctuations in investment returns for UK insurance operations of £(254) million (2012: positive £136 million; 2011: £159 million) reflect mainly net investment movements arising in the period on fixed income assets backing the capital of the annuity business following the rise in bond yields during the year. In addition, the amount for 2013 includes the effect of a partial hedge of future shareholder transfers expected to emerge from the UK’s with-profits sub-fund taken out during the year. This hedge reduces the risk arising from equity market declines.

(v)	Economic hedge value movement

This item represents the cost on short-dated hedge contracts taken out in first half of 2012 to provide downside protection against severe equity market falls through a period of particular uncertainty with respect to the Eurozone. The hedge contracts were terminated in the second half of 2012.

(vi)	Other

Short-term fluctuations in investment returns of other operations, were negative £(27) million (2012: positive £119 million; 2011: £(56) million) representing principally unrealised value movements on investments and foreign exchange items.

B1.3	Determining operating segments and performance measure of operating segments

Operating segments

The Group’s operating segments, determined in accordance with IFRS 8, ‘Operating Segments’, are as follows:

Insurance operations

•	Asia

•	US (Jackson)

•	UK

Asset management operations

•	M&G (including Prudential Capital)

•	Eastspring Investments

•	US broker-dealer and asset management (including Curian)

The Group’s operating segments are also its reportable segments for the purposes of internal management reporting with the exception of Prudential Capital (PruCap) which has been incorporated into the M&G operating segment for the purposes of segment reporting.

Performance measure

The performance measure of operating segments utilised by the Company is IFRS operating profit attributable to shareholders based on longer-term investment returns, as described below. This measurement basis distinguishes operating profit based on long-term investment returns from other constituents of the total profit as follows:

•	Short-term fluctuations in investment returns.

•	Amortisation of acquisition accounting adjustments arising on the purchase of business. This comprises principally the charge for the adjustments arising on the purchase of REALIC in 2012.

•	For 2012, gain on dilution of the Group’s holdings in PPM South Africa.

•	(Loss) profit attaching to the held for sale Japan Life business. See note D1 for further details.

•	For 2013, the costs associated with the domestication of the Hong Kong branch.

Segment results that are reported to the Group Executive Committee include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are mainly in relation to the Group Head Office and the Asia Regional Head Office.

Except in the case of assets backing the UK annuity, unit-linked and US variable annuity separate account liabilities, operating profit based on longer-term investment returns for shareholder-financed business is determined on the basis of expected longer-term investment returns. In the case of assets backing the UK annuity business, unit-linked and US variable annuity separate account liabilities, the basis of determining operating profit based on longer-term investment returns is as follows:

•	UK annuity business liabilities: For this business, policyholder liabilities are determined by reference to current interest rates. The value movements of the assets covering liabilities are closely correlated with the related change in liabilities. Accordingly, asset value movements are recorded within the ‘operating results based on longer-term investment returns’. Policyholder liabilities include a margin for credit risk. Variations between actual and best estimate expected impairments are recorded as a component of short-term fluctuations in investment returns.

•	Unit-linked and US variable annuity business separate account liabilities: For such business, the policyholder unit liabilities are directly reflective of the asset value movements. Accordingly, the operating results based on longer-term investment returns reflect the current period value movements in unit liabilities and the backing assets.

In the case of other shareholder-financed business, the measurement of operating profit based on longer-term investment returns reflects the particular features of long-term insurance business where assets and liabilities are held for the long-term and for which the accounting basis for insurance liabilities under current IFRS is not generally conducive to demonstrating trends in underlying performance of life businesses exclusive of the effects of short-term fluctuations in market conditions. In determining the profit on this basis, the following key elements are applied to the results of the Group’s shareholder-financed operations.

(a)	Debt, equity-type securities and loans

Longer-term investment returns comprise actual income receivable for the period (interest/dividend income) and for both debt and equity-type securities longer-term capital returns.

In principle, for debt securities and loans, the longer-term capital returns comprise two elements:

•	Risk margin reserve based charge for the expected level of defaults for the period, which is determined by reference to the credit quality of the portfolio. The difference between impairment losses in the reporting period and the risk margin reserve charge to the operating result is reflected in short-term fluctuations in investment returns.

•	The amortisation of interest-related realised gains and losses to operating results based on longer-term investment returns to the date when sold bonds would have otherwise matured.

Jackson is the shareholder-backed operation for which the distinction between impairment losses and interest-related realised gains and losses is in practice relevant to a significant extent. Jackson has used the ratings by Nationally Recognised Statistical Ratings Organisations (NRSRO) or ratings resulting from the regulatory ratings detail issued by the National Association of Insurance Commissioners (NAIC) developed by external third parties such as PIMCO or BlackRock Solutions to determine the average annual risk margin reserve to apply to debt securities held to back general account business. Debt securities held to back separate account and reinsurance funds withheld are not subject to risk margin reserve charge. Further details of the risk margin reserve charge, as well as the amortisation of interest-related realised gains and losses, for Jackson are shown in note B1.2 in Item 18.

For debt securities backing non-linked shareholder-financed business of the UK insurance operations (other than the annuity business) and of the Asia insurance operations, the realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are being amortised over the period to the date those securities would otherwise have matured, with no explicit risk margin reserve charge.

At 31 December 2013, the level of unamortised interest-related realised gains and losses related to previously sold bonds for the Group was a net gain of £461 million (2012: net gain of £495 million; 2011: net gain of £460 million).

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

As at 31 December 2013, the equity-type securities for US insurance non-separate account operations amounted to £1,118 million (2012: £1,004 million; 2011: £902 million). For these operations, the longer-term rates of return for income and capital applied in 2013 and 2012, which reflect the combination of risk free rates and appropriate risk premiums are as follows:

	2013	2012	2011
Equity-type securities such as common and preferred stock and portfolio holdings in mutual funds	5.7% to 6.8%	5.5% to 6.2%	5.9% to 7.5%
Other equity-type securities such as investments in limited partnerships and private equity funds	7.7% to 9.0%	7.5% to 8.2%	7.9% to 9.5%

For Asia insurance operations, excluding assets of the Japan Life held for sale business, investments in equity securities held for non-linked shareholder-financed operations amounted to £571 million as at 31 December 2013 (2012: £474 million; 2011: £443 million). The rates of return applied in the years 2013 and 2012 ranged from 3.42 per cent to 13.75 per cent with the rates applied varying by territory.

The longer-term rates of return discussed above for equity-type securities are determined after consideration by the Group’s in-house economists of long-term expected real government bond returns, equity risk premium and long-term inflation. These rates are broadly stable from period to period but may be different between countries reflecting, for example, differing expectations of inflation in each territory. The assumptions are for returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations.

The longer-term investment returns for the Asia insurance joint ventures accounted for on the equity method are determined on a similar basis as the other Asia insurance operations described above.

(b)	US variable and fixed index annuity business

The following value movements for Jackson’s variable and fixed index annuity business are excluded from operating profit based on longer-term investment returns:

•	fair value movements for equity-based derivatives;

•	fair value movements for embedded derivatives for Guaranteed Minimum Withdrawal Benefit ‘not for life’ and fixed index annuity business, and Guaranteed Minimum Income Benefit reinsurance (see note);

•	movements in accounts carrying value of Guaranteed Minimum Death Benefit and Guaranteed Minimum Withdrawal Benefit ‘for life’ liabilities, for which, under the ‘grandfathered’ US GAAP applied under IFRS for Jackson’s insurance assets and liabilities, the measurement basis gives rise to a muted impact of current period market movements;

•	fee assessments and claim payments, in respect of guarantee liabilities; and

•	related amortisation of deferred acquisition costs for each of the above items.

Note: US operations – Embedded derivatives for variable annuity guarantee features

The Guaranteed Minimum Income Benefit liability, which is fully reinsured, subject to a deductible and annual claim limits, is accounted for in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification ( ASC) Subtopic 944-80 Financial Services – Insurance – Separate Accounts (formerly SOP 03-1) under IFRS using ‘grandfathered’ US GAAP. As the corresponding reinsurance asset is net settled, it is considered to be a derivative under IAS 39, ‘Financial Instruments: Recognition and Measurement’, and the

asset is therefore recognised at fair value. As the Guaranteed Minimum Income Benefit is economically reinsured the mark to market element of the reinsurance asset is included as a component of short-term fluctuations in investment returns.

(c)	Other derivative value movements

Generally, derivative value movements are excluded from operating results based on longer-term investment returns (unless those derivative value movements broadly offset changes in the accounting value of other assets and liabilities included in operating profit). The principal example of non-equity based derivatives (for example interest rate swaps and swaptions) whose value movements are excluded from operating profit arises in Jackson. Non-equity based derivatives are primarily held by Jackson as part of a broadly-based hedging programme for features of Jackson’s bond portfolio (for which value movements are booked in the statement of comprehensive income rather than the income statement), product liabilities (for which US GAAP accounting as ‘grandfathered’ under IFRS 4 does not fully reflect the economic features being hedged), and the interest rate exposure attaching to equity-based embedded derivatives.

(d)	Other liabilities to policyholders and embedded derivatives for product guarantees

Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between territories depending upon the nature of the ‘grandfathered’ measurement basis. In general, in those instances where the liabilities are particularly sensitive to routine changes in market conditions, the accounting basis is such that the impact of market movements on the assets and liabilities is broadly equivalent in the income statement, and operating profit based on longer-term investments returns is not distorted. In these circumstances, there is no need for the movement in the liability to be bifurcated between the elements that relate to longer-term market conditions and short-term effects.

However, some types of business movements in liabilities do require bifurcation to ensure that at the net level (ie after allocated investment return and change for policyholder benefits) the operating result reflects longer-term market returns.

Examples where such bifurcation is necessary are:

Asia – Hong Kong

For certain non-participating business, the economic features are more akin to asset management products with policyholder liabilities reflecting asset shares over the contract term. For these products, the charge for policyholder benefits in the operating results should reflect the asset share feature rather than volatile movements that would otherwise be reflected if the local regulatory basis (also applied for IFRS basis) was used.

For other Hong Kong non-participating business, longer term interest rates are used to determine the movement in policyholder liabilities for determining operating results. Similar principles apply for other Asia operations.

UK shareholder-backed annuity business

The operating result based on longer-term investment returns reflects the impact of value movements on policyholder liabilities for annuity business in PRIL and the PAC non-profit sub-fund after adjustments to allocate the following elements of the movement to the category of ‘short-term fluctuations in investment returns’:

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

B1.4 Segmental	income statement

	Year ended 31 December 2013 £m
	Insurance operations			Asset management
	Asia	US	UK	M&G	US	Eastspring Investments	Total segment	Unallo- cated corporate	Group total
Gross premiums earned	9,061	15,661	5,780	—	—	—	30,502	—	30,502
Outward reinsurance premiums	(190)	(278)	(190)	—	—	—	(658)	—	(658)

Earned premiums, net of reinsurance	8,871	15,383	5,590	—	—	—	29,844	—	29,844
Investment returnnote (ii)	895	10,003	9,372	143	11	(1)	20,423	(76)	20,347
Other income	48	(2)	226	1,165	855	245	2,537	(353)	2,184

Total revenue, net of reinsurance	9,814	25,384	15,188	1,308	866	244	52,804	(429)	52,375

Benefits and claims	(6,825)	(24,206)	(11,196)	—	—	—	(42,227)	—	(42,227)
Outward reinsurers’ share of benefits and claims	150	500	(28)	—	—	—	622	—	622
Movement in unallocated surplus of with-profits fundsnote (iii)	(255)	—	(1,294)	—	—	—	(1,549)	—	(1,549)

Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	(6,930)	(23,706)	(12,518)	—	—	—	(43,154)	—	(43,154)
Acquisition costs and other operating expenditureB3	(2,015)	(1,112)	(1,950)	(840)	(807)	(193)	(6,917)	56	(6,861)
Finance costs: interest on core structural borrowings of shareholder-financed operations	—	(13)	—	(17)	—	—	(30)	(275)	(305)
Remeasurement of carrying value of Japan life business classified as held for sale	(120)	—	—	—	—	—	(120)	—	(120)

Total charges, net of reinsurance	(9,065)	(24,831)	(14,468)	(857)	(807)	(193)	(50,221)	(219)	(50,440)

Share of profit from joint ventures and associates, net of related tax	29	—	83	12	—	23	147	—	147

Profit (loss) before tax (being tax attributable to shareholders’ and policyholders’ returns)note (i)	778	553	803	463	59	74	2,730	(648)	2,082
Tax charge attributable to policyholders’ returns	(90)	—	(357)	—	—	—	(447)	—	(447)

Profit (loss) before tax attributable to shareholders	688	553	446	463	59	74	2,283	(648)	1,635

This is represented in the segmental analysis of profit from continuing operations before tax attributable to shareholders in note B1.1 as follows:

	Year ended 31 December 2013 £m
	Insurance operations			Asset management
	Asia	US	UK	M&G	US	Eastspring Investments	Total segment	Unallo- cated corporate	Total
Operating profit based on longer-term investment returns	1,001	1,243	735	441	59	74	3,553	(599)	2,954
Short-term fluctuations in investment returns on shareholder-backed business	(204)	(625)	(254)	22	—	—	(1,061)	(49)	(1,110)
Amortisation of acquisition accounting adjustments	(7)	(65)	—	—	—	—	(72)	—	(72)
Loss attaching to held for sale Japan life business	(102)	—	—	—	—	—	(102)	—	(102)
Costs of domestication of Hong Kong branch	—	—	(35)	—	—	—	(35)	—	(35)

Profit (loss) before tax attributable to shareholders	688	553	446	463	59	74	2,283	(648)	1,635

	Year ended 31 December 2012* £m
	Insurance operations			Asset management
	Asia	US	UK	M&G	US	Eastspring Investments	Total segment	Unallo- cated corporate	Group total
Gross premiums earned	7,433	14,660	7,020	—	—	—	29,113		29,113
Outward reinsurance premiums	(163)	(193)	(135)	—	—	—	(491)		(491)

Earned premiums, net of reinsurance	7,270	14,467	6,885	—	—	—	28,622	—	28,622
Investment returnnote (ii)	2,965	6,193	14,533	242	6	6	23,945	(14)	23,931
Other income	68	(2)	213	972	725	223	2,199	(314)	1,885

Total revenue, net of reinsurance	10,303	20,658	21,631	1,214	731	229	54,766	(328)	54,438

Benefits and claims	(7,160)	(18,703)	(18,253)	—	—	—	(44,116)	—	(44,116)
Outward reinsurers’ share of benefits and claims	108	(8)	159	—	—	—	259	—	259
Movement in unallocated surplus of with-profits fundsnote (iii)	(518)	—	(769)	—	—	—	(1,287)	—	(1,287)

Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	(7,570)	(18,711)	(18,863)	—	—	—	(45,144)	—	(45,144)
Acquisition costs and other operating expenditureB3	(1,763)	(1,079)	(1,630)	(696)	(692)	(175)	(6,035)	3	(6,032)
Finance costs: interest on core structural borrowings of shareholder-financed operations	—	(13)	—	(16)	—	—	(29)	(251)	(280)

Total charges, net of reinsurance	(9,333)	(19,803)	(20,493)	(712)	(692)	(175)	(51,208)	(248)	(51,456)

Share of profit from joint ventures and associates, net of related tax	83	—	28	9	—	15	135	—	135

Profit (loss) before tax (being tax attributable to shareholders’ and policyholders’ returns)note (i)	1,053	855	1,166	511	39	69	3,693	(576)	3,117
Tax charge attributable to policyholders’ returns	(76)	—	(294)	—	—	—	(370)	—	(370)

Profit (loss) before tax attributable to shareholders	977	855	872	511	39	69	3,323	(576)	2,747

This is represented in the segmental analysis of profit from continuing operations before tax attributable to shareholders in note B1.1 as follows:

	Year ended 31 December 2012* £m
	Insurance operations			Asset management
	Asia	US	UK	M&G	US	Eastspring Investments	Total segment	Unallo- cated corporate	Total
Operating profit based on longer-term investment returns	906	964	736	371	39	69	3,085	(565)	2,520
Short-term fluctuations in investment returns on shareholder-backed business	54	(90)	136	98	—	—	198	(11)	187
Gain on dilution of Group’s holdings	—	—	—	42	—	—	42	—	42
Amortisation of acquisition accounting adjustments	—	(19)	—	—	—	—	(19)	—	(19)
Profit attaching to held for sale Japan life business	17	—	—	—	—	—	17	—	17

Profit (loss) before tax attributable to shareholders	977	855	872	511	39	69	3,323	(576)	2,747

*	The 2012 and 2011 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

	Year ended 31 December 2011* £m
	Insurance operations			Asset management(note E1)
	Asia	US	UK	M&G	US	Eastspring Investments		Total segment	Unallo- cated corporate	Group total
Gross premiums earned	6,509	12,650	5,678	—	—	—		24,837	—	24,837
Outward reinsurance premiums	(214)	(72)	(131)	—	—	—		(417)		(417)

Earned premiums, net of reinsurance	6,295	12,578	5,547	—	—	—		24,420	—	24,420
Investment returnnote (ii)	286	1,447	7,612	126	1	(6)		9,466	(105)	9,361
Other income	53	(62)	193	923	653	234		1,994	(283)	1,711

Total revenue, net of reinsurance	6,634	13,963	13,352	1,049	654	228		35,880	(388)	35,492

Benefits and claims	(5,370)	(12,931)	(12,048)	—	—	—		(30,349)	—	(30,349)
Outward reinsurers’ share of benefits and claims	176	280	290	—	—	—		746	—	746
Movement in unallocated surplus of with-profits fundsnote (iii)	540	—	357	—	—	—		897	—	897

Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	(4,654)	(12,651)	(11,401)	—	—	—		(28,706)	—	(28,706)
Acquisition costs and other operating expenditureB3	(1,354)	(815)	(1,150)	(707)	(630)	(169)		(4,825)	108	(4,717)
Finance costs: interest on core structural borrowings of shareholder-financed operations	—	(13)	—	(15)	—	—		(28)	(258)	(286)

Total charges, net of reinsurance	(6,008)	(13,479)	(12,551)	(722)	(630)	(169)		(33,559)	(150)	(33,709)

Share of profit from joint ventures and associates, net of related tax	37	—	23	—	—	16		76	—	76

Profit (loss) before tax (being tax attributable to shareholders’ and policyholders’ returns)note (i)	663	484	824	327	24	75	-	2,397	(538)	1,859
Tax charge attributable to policyholders’ returns	(51)	—	58	—	—	—		7	—	7

Profit (loss) before tax attributable to shareholders	612	484	882	327	24	75		2,404	(538)	1,866

This is represented in the segmental analysis of profit from continuing operations before tax attributable to shareholders in note B1 as follows:

	Year ended 31 December 2011* £m
	Insurance operations			Asset management
	Asia	US	UK	M&G	US	Eastspring Investments	Total segment	Unallo cated corporate	Total
Operating profit based on longer-term investment returns	699	651	723	357	24	75	2,529	(512)	2,017
Short-term fluctuations in investment returns on shareholder-backed business	(93)	(167)	159	(30)	—	—	(131)	(26)	(157)
Profit attaching to held for sale Japan Life business	6	—	—	—	—	—	6	—	6

Profit (loss) before tax attributable to shareholders	612	484	882	327	24	75	2,404	(538)	1,866

*	The 2012 and 2011 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Notes

(i)	This measure is the formal profit (loss) before tax measure under IFRS but is not the result attributable to shareholders.
(ii)	Investment return principally comprises:
	–	Interest and dividends;
	–	Realised and unrealised gains and losses on securities and derivatives classified as fair value through profit and loss under IAS 39; and
	–	Realised gains and losses, including impairment losses, on securities classified as available-for-sale under IAS 39.
(iii)	The movement in unallocated surplus of with-profits funds for Asia above includes movement relating to the Hong Kong branch of PAC. For the purpose of the presentation of unallocated surplus of with-profits funds within the statement of financial position, the Hong Kong branch balance is shown within the unallocated surplus of the PAC with-profits sub-fund.

B1.5 Revenue

	2013 £m	2012* £m	2011* £m
Long-term business premiums
Insurance contract premiums	28,339	26,650	22,836
Investment contracts with discretionary participation feature premiums	1,877	2,243	1,861
Inwards reinsurance premiums	286	220	140
Less: reinsurance premiums ceded	(658)	(491)	(417)

Earned premiums, net of reinsurancenote (iv)	29,844	28,622	24,420

Investment return
Realised and unrealised gains and losses on securities at fair value through profit and loss	12,879	15,270	899
Realised and unrealised losses and gains on derivatives at fair value through profit and loss	(1,724)	75	86
Realised gains on available-for-sale securities, previously recognised in other comprehensive income	64	68	101
Realised gains (losses) on loans	11	(51)	(43)
Interestnotes (i),(ii)	6,771	6,586	6,442
Dividends	1,740	1,424	1,270
Other investment return	606	559	606

Investment return	20,347	23,931	9,361

Fee income from investment contract business and asset managementnotes (iii),(iv)	2,184	1,885	1,711

Total revenue	52,375	54,438	35,492

*	The 2012 and 2011 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Notes

(i)	The segmental analysis of interest income is as follows:

	Insurance operations			Asset management operations
	Asia	US	UK	M&G	US	Eastspring Investments	Unallocated corporate	Total
2013 (£m)	562	1,981	4,178	112	1	1	(64)	6,771
2012*(£m)	336	1,778	4,374	105	1	1	(9)	6,586
2011*(£m)	304	1,717	4,323	110	1	3	(16)	6,442

*	The 2012 and 2011 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.
(ii)	Interest income includes £5 million (2012: £13 million; 2011: £8 million) accrued in respect of impaired securities.
(iii)	Fee income includes £44 million (2012: £35 million; 2011: £13 million) relating to financial instruments that are not held at fair value through profit and loss. These fees primarily related to prepayment fees, late fees and syndication fees.
(iv)	The following table provides additional segmental analysis of revenue from external customers:

	Asia	US	UK	Intra-group	Total
2013 £m
Revenue from external customers:
Insurance operations	8,919	15,381	5,816	—	30,116
Asset management	245	855	1,165	(379)	1,886
Unallocated corporate	—	—	26	—	26
Intra-group revenue eliminated on consolidation	(98)	(86)	(195)	379	—

Total revenue from external customers	9,066	16,150	6,812	—	32,028

2012* £m
Revenue from external customers:
Insurance operations	7,339	14,465	7,098	—	28,902
Asset management	222	725	972	(333)	1,586
Unallocated corporate	—	—	19	—	19
Intra-group revenue eliminated on consolidation	(84)	(77)	(172)	333	—

Total revenue from external customers	7,477	15,113	7,917	—	30,507

2011* £m
Revenue from external customers:
Insurance operations	6,348	12,516	5,740	—	24,604
Asset management	234	653	923	(323)	1,487
Unallocated corporate	—	—	40	—	40
Intra-group revenue eliminated on consolidation	(93)	(68)	(162)	323	—

Total revenue from external customers	6,489	13,101	6,541	—	26,131

*	The 2012 and 2011 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Revenue from external customers comprises:

	2013 £m	2012* £m	2011* £m
Earned premiums, net of reinsurance	29,844	28,622	24,420
Fee income from investment contract business and asset management (presented as ‘Other income’)	2,184	1,885	1,711

Total revenue from external customers	32,028	30,507	26,131

The asset management operations, M&G, Eastspring Investments and US asset management provides services to the Group insurance operations for which fees are charged at appropriate arm’s length prices. Intragroup fees included within asset management revenue were earned by the following asset management segment:

	2013 £m	2012 £m	2011 £m
Intragroup revenue generated by:
M&G	195	172	162
US broker-dealer and asset management (including Curian)	98	77	68
Eastspring Investments	86	84	93

Total intragroup fees included within asset management segment	379	333	323

Revenue from external customers of Asia, US and UK insurance operations shown above are net of outwards reinsurance premiums of £190 million, £278 million, and £190 million respectively (2012: £163 million, £193 million and £135 million respectively; 2011: £214 million, £72 million, and £131 million respectively) ). In Asia, revenue from external customers from no individual country exceeds 10 per cent of the Group total. The largest country is Hong Kong with a total revenue from external customers of £2,243 million (2012: Hong Kong £1,745 million; 2011: Singapore £1,383 million).

Due to the nature of the business of the Group, there is no reliance on any major customers.

B2	Profit before tax – Asset management operations

The profit included in the income statement in respect of asset management operations for the year is as follows:

	2013 £m				2012* £m	2011* £m
	M&G	US	Eastspring Investments	Total	Total	Total
Revenue (excluding revenue of consolidated investment funds and NPH broker-dealer fees)	1,308	362	244	1,914	1,739	1,526
NPH broker-dealer feesnote (i)	—	504	—	504	435	405

Gross revenue	1,308	866	244	2,418	2,174	1,931

Charges (excluding charges of consolidated investment funds and NPH broker-dealer fees)	(857)	(303)	(193)	(1,353)	(1,144)	(1,115)
NPH broker-dealer feesnote (i)	—	(504)	—	(504)	(435)	(405)

Gross charges	(857)	(807)	(193)	(1,857)	(1,579)	(1,520)

Share of profit from joint ventures and associates, net of related tax	12	—	23	35	24	15

Profit before tax	463	59	74	596	619	426

Comprising:
Operating profit based on longer-term investment returnsnote (ii)	441	59	74	574	479	456
Short-term fluctuations in investment returnsnote (iii)	22	—	—	22	98	(30)
Gain on dilution of Group’s holdings	—	—	—	—	42	—

Profit before tax	463	59	74	596	619	426

*	The 2012 and 2011 comparative results have been adjusted retrospectively from those previously published for the application of the new and amended accounting standards described in note A2. One of the new accounting standards adopted was IFRS 11 which requires joint ventures to be equity accounted. Accordingly, share of profit from joint ventures and associates is disclosed as a separate line.

Notes

(i)	The segment revenue of the Group’s asset management operations is required to include:
NPH broker-dealer fees represent commissions received that are then paid on to the writing brokers on sales of investment products. To reflect their commercial nature the amounts are also wholly reflected as charges within the income statement. After allowing for these charges, there is no effect on profit from this item. The presentation in the table above shows the amounts attributable to this item so that the underlying revenue and charges can be seen.

(ii)	M&G operating profit based on longer-term investment returns:

	2013 £m	2012 £m	2011 £m
Asset management fee income	859	728	662
Other income	4	6	4
Staff costs	(339)	(289)	(270)
Other costs	(166)	(147)	(134)

Underlying profit before performance-related fees	358	298	262
Share of associate results	12	13	26
Performance-related fees	25	9	13

Operating profit from asset management operations	395	320	301
Operating profit from Prudential Capital	46	51	56

Total M&G operating profit based on longer-term investment returns	441	371	357

The difference between the fees and other income shown above in respect of asset management operations, and the revenue figure for M&G shown (excluding consolidated investment funds) in the main table primarily relates to the total revenue of Prudential Capital (including short-term fluctuations) of £144 million (2012: £218 million; 2011: £96 million) and commissions which have been netted off in arriving at the fee income of £859 million (2012: £728 million; 2011: £662 million) in the table above. The difference in the presentation of commission is aligned with how management reviews the business.
(iii)	Short-term fluctuations in investment returns for M&G are primarily in respect of unrealised fair value movements on Prudential Capital’s bond portfolio.

B3	Acquisition costs and other expenditure

	2013 £m	2012* £m	2011* £m
Acquisition costs incurred for insurance policies	(2,553)	(2,557)	(2,180)
Acquisition costs deferred less amortisation of acquisition costs	566	595	537
Administration costs and other expenditure	(4,303)	(3,863)	(3,230)
Movements in amounts attributable to external unit holders of consolidated investment funds	(571)	(207)	156

Total acquisition costs and other expenditure	(6,861)	(6,032)	(4,717)

*	The 2012 and 2011 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Included in total acquisition costs and other expenditure are:

(a)	Total depreciation and amortisation expense of £(510) million (2012: £(727) million; 2011: £(580) million) relates primarily to amortisation of deferred acquisition costs of insurance contracts and asset management contracts. The segmental analysis of total depreciation and amortisation expense is analysed below.
(b)	The charge for non deferred acquisition costs and the amortisation of those costs that are deferred, was £(1,987) million (2012: (1,962) million, 2011: £(1,643) million). These amounts comprise £(1,953) million and £(34) million for insurance and investment contracts respectively (2012: £(1,742) million and £(220) million; 2011: £(1,578) million and £(65) million respectively).
(c)	Interest expense, excluding interest on core structural borrowings of shareholder-financed operations, which amounted to £(120) million (2012: £(140) million; 2011: £(123) million) and is included as part of investment management expenses. The segmental interest expense is analysed below.
(d)	Finance costs of £(305) million (2012: £(280) million; 2011 £(286) million) comprising £(275) million (2012: £(251) million; 2011: £(258) million) of interest on core debt of the parent company, £(13) million (2012: £(13) million; 2011: £(13) million) on US insurance operations’ surplus notes and £(17) million (2012: £(16) million; 2011: £(15) million) on PruCap’s bank loan.
(e)	Movements in amounts attributable to external unit holders are in respect of those OEICS and unit trusts which are required to be consolidated and comprises a charge of £(583) million (2012: £(261) million; 2011: a credit of £28 million) for UK insurance operations and a credit of £12 million (2012: £54 million; 2011: £128 million) for Asia insurance operations.

(f)	Segmental analysis of depreciation and amortisation expense, and interest expense:

	Depreciation and amortisation expense			Interest expense
	2013 £m	2012* £m	2011* £m	2013 £m	2012 £m	2011 £m
Insurance operations:
Asia	(221)	(329)	(267)	—	(7)	(10)
US	(198)	(302)	(237)	(11)	(28)	(31)
UK	(68)	(65)	(55)	(70)	(62)	(49)

Asset management operations:
M&G	(7)	(6)	(7)	(27)	(18)	(11)
US	(1)	(1)	(1)	—		—
Eastspring Investments	(3)	(3)	(3)	—		—

Total segment	(498)	(706)	(570)	(108)	(115)	(101)

Unallocated corporate	(12)	(21)	(10)	(12)	(25)	(22)

Total	(510)	(727)	(580)	(120)	(140)	(123)

*	The 2012 and 2011 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

(g)	There were no fee expenses relating to financial liabilities held at amortised cost included in acquisition costs in 2013 and 2012.

B3.1 Staff	and employment costs

The average number of staff employed by the Group during the year was:

	2013	2012*	2011*
Business operations:
Asia operations	12,239	11,284	10,114
US operations	4,414	4,000	3,785
UK operations	5,533	5,035	4,628

Total	22,186	20,319	18,527

The costs of employment were:

	2013 £m	2012* £m	2011* £m
Business operations:
Wages and salaries	1,272	1,119	1,020
Social security costs	94	82	71
Pension costs**	196	(60)	211

Total	1,562	1,141	1,302

*	The 2012 and 2011 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.
**	The charge (credit) incorporates the effect of actuarial gains and losses.

B3.2 Share-based payments

(a)	Description of the plans

The Group operates a number of share award and share option plans that provides Prudential plc shares to participants upon vesting. The plans which are in operation include Prudential Long Term Incentive Plan (PLTIP), Group Performance Share Plan (GPSP), Business Unit Performance Plan (BUPP), Jackson Long-Term Incentive Plan (Jackson LTIP), Annual Incentive Plan (AIP), savings-related share option schemes, share purchase plans and deferred bonus plans. Some of these plans are participated in by executive directors, the details of which are described in Item 6: Compensation. In addition, the following information is provided.

Share scheme	Description
Jackson Long-term Incentive Plan	Eligible Jackson employees were previously granted share awards under a long-term incentive plan which rewarded the achievement of shareholder value targets. These awards were in the form of a contingent right to receive shares or a conditional allocation of shares. These share awards have vesting periods of four years and are at nil cost to the employee. Award holders do not have any right to dividends or voting rights attaching to the shares. The shares are held in the employee share trust in the form of American Depository Receipts which are tradable on the New York Stock Exchange. The final awards under this arrangement were made in 2012.

Prudential Corporation Asia Long-term Incentive Plan (PCA LTIP)	The PCA LTIP provides eligible employees with conditional awards. Awards are discretionary and on a year-by-year basis determined by Prudential’s full year financial results and the employee’s contribution to the business. Awards vest after three years subject to the employee being in employment. Vesting of awards may also be subject to performance conditions. All awards are made in Prudential shares, or ADRs, except for countries where share awards are not feasible due to securities and/or tax reasons, where awards will be replaced by the cash value of the shares that would otherwise have been transferred. A similar arrangement is in place for key agents based in Hong Kong and Malaysia, on vesting after the three year period, key agents, will subscribe for newly issued shares.

Savings-related share option schemes	Employees and eligible agents in a number of geographies are eligible for plans similar to the HMRC approved Save As You Earn (SAYE) share option scheme in the UK. Eligible employees participate in the International savings-related share option scheme while eligible agents based in Hong Kong and Malaysia can participate in the non-employee savings-related share option scheme.

Share purchase plans	Eligible employees outside the UK are invited to participate in arrangements similar to the Company’s HMRC approved UK SIP, which allows the purchase of Prudential plc shares. For instance, staff based in Ireland are eligible for the Share Participation Plan, approved by the Irish Revenue.

Deferred bonus plans	The Company operates a number of deferred bonus schemes including the Group Deferred Bonus Plan, the Prudential Corporation Asia Deferred Bonus Plan (PCA DBP), the Prudential Capital Deferred Bonus Plan (PruCap DBP) and other arrangements. There are no performance conditions are attached to deferred share awards made under these arrangements .

(b)	Outstanding options and awards

The following table shows movement in outstanding options and awards under the Group’s share-based compensation plans at 31 December 2013, 2012 and 2011:

	Options outstanding under SAYE schemes						Awards outstanding under incentive plans including conditional options
	2013		2012		2011		2013	2012	2011
	Number of options millions	Weighted average exercise price £	Number of options millions	Weighted average exercise price £	Number of options millions	Weighted average exercise price £	Number of awards millions
Beginning of year:	9.4	4.54	13.3	3.55	12.8	3.40	23.7	26.7	23.9
Granted	2.5	9.01	2.4	6.29	2.1	4.66	11.9	8.8	10.3
Exercised	(1.2)	4.57	(5.7)	2.99	(0.6)	3.98	(7.8)	(9.4)	(4.2)
Forfeited	(0.2)	5.14	(0.2)	4.29	(0.2)	3.17	(0.6)	(1.4)	(0.1)
Cancelled	(0.1)	6.16	(0.2)	4.32	(0.4)	3.56	—	—	—
Lapsed / Expired	(0.2)	3.92	(0.2)	4.39	(0.4)	3.94	(0.1)	(1.0)	(3.2)

End of year	10.2	5.60	9.4	4.54	13.3	3.55	27.1	23.7	26.7

Options immediately exercisable, end of year	0.5	4.50	0.2	3.88	0.4	4.54

The weighted average share price of Prudential plc for the year ended 31 December 2013 was £11.14 compared to £7.69 for the year ended 31 December 2012 and £6.86 for the year ended 31 December 2011.

The following table provides a summary of the range of exercise prices for Prudential plc options outstanding at 31 December.

	Outstanding									Exercisable
	Number outstanding (millions)			Weighted average remaining contractual life (years)			Weighted average exercise prices £			Number exercisable (millions)			Weighted average exercise prices £
Range of exercise prices	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011
Between £2 and £3	2.6	2.8	8.2	1.0	2.0	1.6	2.88	2.88	2.88	—	0.1	—	2.88	2.88	—
Between £3 and £4	—	—	—	—	—	0.8	—	—	3.73	—	—	—	—	—	3.43
Between £4 and £5	2.9	4.1	5.0	1.7	2.3	3.1	4.63	4.61	4.58	0.5	0.1	0.3	4.59	4.24	4.40
Between £5 and £6	—	0.1	0.1	0.8	0.6	0.9	5.53	5.60	5.58	—	—	0.1	5.51	5.67	5.53
Between £6 and £7	2.3	2.4	—	2.6	3.6	—	6.29	6.29	—	—	—	—	—	—	—
Between £9 and £10	2.4	—	—	3.9	—	—	9.01	—	—	—	—	—	—	—	—

	10.2	9.4	13.3	2.3	2.6	2.2	5.60	4.54	3.55	0.5	0.2	0.4	4.50	3.88	4.54

The years shown above for weighted average remaining contractual life include the time period from end of vesting period to expiration of contract.

(c)	Fair value of options and awards

The fair value amounts estimated on the date of grant relating to all options (including conditional nil cost options) and awards, were determined using the Black-Scholes and the Monte Carlo option-pricing models using the following assumptions:

	2013			2012			2011
	Prudential LTIP/GPSP (TSR)	SAYE Options	Other Awards	GPSP	SAYE Options	Other Awards	GPSP	SAYE Options	Other Awards
Dividend yield (%)	—	2.73	—	—	3.63	—	—	3.33	—
Expected volatility (%)	23.64	24.27	—	33.03	34.33	—	28.90	62.67	—
Risk-free interest rate (%)	0.73	1.06	—	0.31	0.39	—	1.32	0.89	—
Expected option life (years)	—	3.46	—	—	3.24	—	—	3.48	—
Weighted average exercise price (£)	—	9.01	—	—	6.29	—	—	4.66	—
Weighted average share price (£)	11.80	11.85	—	6.78	8.26	—	7.32	6.06	—
Weighted average fair value (£)	7.38	3.00	11.06	3.91	2.28	6.72	3.88	2.63	6.28

Compensation costs for all share-based compensation plans are determined using the Black-Scholes model, Monte Carlo model or other market consistent valuation methods. The compensation costs for all awards and options are recognised in net income over the plans’ respective vesting periods. The Group uses the Black-Scholes model to value all options and awards other than the Prudential LTIP (TSR), GPSP and UK BUPP, for which the Group uses a Monte Carlo model in order to allow for the impact of the TSR performance conditions. These models are used to calculate fair values for share options and awards at the grant date based on the quoted market price of the stock at the measurement date, the amount, if any, that the employees are required to pay, the dividend yield, expected volatility, risk-free interest rates and exercise prices.

For all options and awards, the expected volatility is based on the market implied volatilities for Prudential shares as quoted on Bloomberg. The Prudential specific at-the-money implied volatilities are adjusted to allow for the different terms and discounted exercise price on SAYE options by using information on the volatility surface of the FTSE 100.

Risk-free interest rates are UK gilt rates with projections for three-year and five-year terms to match corresponding vesting periods. Dividend yield is determined as the average yield over a period of 12 months up to and including the date of grant. For the Prudential LTIP (TSR) and GPSP (TSR) volatility and correlation between Prudential and a basket of 18 competitor companies is required. For grants in 2013, an average index volatility and correlation of 26 per cent and 60 per cent respectively, were used. Market implied volatilities are used for both Prudential and the components of the index. Changes to the subjective input assumptions could materially affect the fair value estimate.

(d)	Share-based payment expense charged to the income statement

Total expense recognised in the year in the consolidated financial statements related to share-based compensation is as follows:

	2013 £m	2012 £m	2011 £m
Share-based compensation expense	83	58	48
Amount accounted for as equity-settled	63	42	44
Carrying value at 31 December of liabilities arising from share-based payment transactions	23	24	15
Intrinsic value of above liabilities for which rights had vested at 31 December	17	16	6

B3.3	Key management remuneration

Key management constitutes the directors of Prudential plc as they have authority and responsibility for planning, directing and controlling the activities of the Group.

Total key management remuneration is analysed in the following table:

	2013 £m	2012 £m	2011 £m
Salaries and short-term benefits	16.5	13.8	12.2
Post-employment benefits	1.0	1.2	1.2
Share-based payments	14.3	11.8	9.7

	31.8	26.8	23.1

Post-employment benefits comprise the change in the transfer value of the accrued benefit relating to directors’ defined benefit pension schemes in the year and the total contributions made to directors’ other pension arrangements.

The share-based payments charge comprises £9.3 million (2012: £8.0 million; 2011: £6.6 million), which is determined in accordance with IFRS 2, ‘Share-Based Payments’ (see note B3.2) and £5.0 million (2012: £3.8 million; 2011: £3.1 million) of deferred share awards.

Total key management remuneration includes total directors’ remuneration of £48.9 million (2012: £40.1 million; 2011: £31.4 million) less LTIP releases of £26.4 million (2012: £21.3 million ; 2011: £15.2 million) as shown in Item 6 ‘Directors, Senior Management and Employees. Further information on directors’ remuneration is given in Item 6 ‘Directors, Senior Management and Employees.

B3.4	Fees payable to the auditor

	2013 £m	2012 £m	2011 £m
Fees payable to the Company’s auditor for the audit of the Company’s annual accounts	2.0	2.0	2.1
Fees payable to the Company’s auditor and its associates for other services:
Audit of subsidiaries pursuant to legislation	6.8	6.5	6.1
Audit-related assurance services	2.8	3.2	2.6
Tax compliance services	0.8	0.5	0.6
Other assurance services	1.1	0.5	0.5
Services relating to corporate finance transactions	0.5	0.4	0.5
All other services	1.2	1.2	0.3

Total	15.2	14.3	12.7

In addition, there were fees incurred of £0.1 million (2012: £0.1 million; 2011: £0.1 million) for the audit of pension schemes.

B4	Effect of changes and other accounting features on insurance assets and liabilities

In addition to the effect of the new accounting pronouncements for 2013 as disclosed in note A2, the following features are of particular relevance to the determination of the 2013 results:

(a)	Asia insurance operations

In 2013, the IFRS operating profit based on longer-term investment returns for Asia insurance operations included a net £44 million credit (2012: £48 million; 2011: £38 million) representing a small number of non-recurring items.

In 2012, the basis of determining the valuation rate of interest was altered to align with a permitted practice of the Hong Kong authorities for regulatory reporting. The main change is to apply a valuation rate of interest that incorporates a reinvestment yield that is weighted by reference to current and the historical three year average rather than the year end rate. The change reduced the carrying value of policyholder liabilities at 31 December 2012 by £95 million. This benefit is included within the short-term fluctuations in investment returns in the Group’s supplementary analysis of profit. The 2012 operating profit also included the £51 million gain on sale of stake in China Life of Taiwan.

(b)	US insurance operations

Amortisation of deferred acquisition costs

Jackson applies a mean reversion technique for amortisation of deferred acquisition costs on variable annuity business which dampens the effects of short-term market movements on expected gross profits against which deferred acquisition costs are amortised. To the extent that the mean reversion methodology does not fully dampen the effects of market returns, there is a charge or credit for accelerated or decelerated amortisation. For 2013, reflecting the positive market returns in the year, there was a credit for decelerated amortisation of £82 million (2012: £56 million; 2011: accelerated amortisation of £190 million) to the operating profit based on longer-term investment returns. See note C5.1(b) for further details.

Other

In 2013, Jackson revised its projected long-term separate account return from 8.4 per cent to 7.4 per cent net of external fund management fees. The effect of this change together with other assumption changes and recalibration of modelling of accounting values of guarantees gave rise to a net benefit of £6 million to profit before tax.

(c)	UK insurance operations

Annuity business: allowance for credit risk

For IFRS reporting, the results for UK shareholder-backed annuity business are particularly sensitive to the allowances made for credit risk. The allowance is reflected in the deduction from the valuation rate of interest for discounting projected future annuity payments to policyholders that would have otherwise applied. Credit risk allowance comprises (i) an amount for long-term best estimate defaults, and (ii) additional provisions for credit risk premium, downgrade resilience and short-term defaults.

Prudential Retirement Income Limited (PRIL) is the principal company which writes the UK’s shareholder backed business.

The weighted components of the bond spread over swap rates for shareholder-backed fixed and linked annuity business for PRIL, based on the asset mix at the these dates are shown below.

	31 December 2013			31 December 2012			31 December 2011
31 December 2013	Pillar 1 regulatory basis (bps)	Adjustment from regulatory to IFRS basis (bps)	IFRS (bps)	Pillar 1 regulatory basis (bps)	Adjustment from regulatory to IFRS basis (bps)	IFRS (bps)	Pillar 1 regulatory basis (bps)	Adjustment from regulatory to IFRS basis (bps)	IFRS (bps)
Bond spread over swap ratesnote (i)	133	—	133	161	—	161	201	—	201

Credit risk allowance
Long-term expected defaultsnote (ii)	15	—	15	15	—	15	15	—	15
Additional provisionsnote (iii)	47	(19)	28	50	(23)	27	51	(24)	27

Total credit risk allowance	62	(19)	43	65	(23)	42	66	(24)	42

Liquidity premium	71	19	90	96	23	119	135	24	159

Notes

(i)	Bond spread over swap rates reflect market observed data.
(ii)	Long-term expected defaults are derived by applying Moody’s data from 1970 to 2009 and the definition of the credit rating used is the second highest credit rating published by Moody’s, Standard & Poor’s and Fitch.
(iii)	Additional provisions comprise credit risk premium, which is derived from Moody’s data from 1970 to 2009, an allowance for a one-notch downgrade of the portfolio subject to credit risk and an additional allowance for short-term defaults.

The prudent Pillar 1 regulatory basis reflects the overriding objective of maintaining sufficient provisions and capital to ensure payments to policyholders can be made. The approach for IFRS aims to establish liabilities that are closer to ‘best estimate’.

Movement in the credit risk allowance

The movement during 2013 of the average basis points allowance for PRIL on Pillar 1 regulatory and IFRS bases are as follows:

	Pillar 1 Regulatory basis	IFRS
	(bps) Total	(bps) Total
Total allowance for credit risk at 31 December 2012	65	42
Credit rating changes	2	1
Asset trading	(3)	(2)
New business and other	(2)	2

Total allowance for credit risk at 31 December 2013	62	43

The methodology applied is to retain favourable credit experience in short-term allowances for credit risk on the IFRS basis but such surplus experience is not retained in the Pillar 1 credit provisions.

Overall the movement has led to the credit allowance for Pillar 1 purposes to be 47 per cent (2012: 40 per cent) of the bond spread over swap rates. For IFRS purposes it represents 32 per cent (2012: 26 per cent) of the bond spread over swap rates.

The reserves for credit risk allowance at 31 December 2013 for the UK shareholder annuity fund were as follows:

	Pillar 1 Regulatory basis	IFRS
	Total £bn	Total £bn
PRIL	1.7	1.2
PAC non-profit sub-fund	0.2	0.1

Total 31 December 2013	1.9	1.3

Total 31 December 2012	2.1	1.3

Total 31 December 2011	2.0	1.3

Mortality and other assumption changes

For the shareholder-backed business, the net effect of assumption changes was a credit of £20 million (2012: a charge of £17 million; 2011: a charge of £9 million). This comprises the aggregate effect of changes to mortality assumptions offsetting releases of margins and altered expenses and other assumptions, where appropriate, in the two periods.

B5	Tax charge

(a)	Total tax charge by nature of expense

The total tax charge in the income statement is as follows:

	2013 £m			2012* £m	2011* £m
Tax charge	Current tax	Deferred tax	Total	Total	Total
UK tax	(178)	(122)	(300)	(421)	(41)
Overseas tax	(221)	(215)	(436)	(533)	(367)

Total tax charge	(399)	(337)	(736)	(954)	(408)

The total tax charge comprises:

	2013 £m	2012* £m	2011* £m
Current tax expense:
Corporation tax	(414)	(942)	(769)
Adjustments in respect of prior years	15	144	33

Total current tax	(399)	(798)	(736)

Deferred tax arising from:
Origination and reversal of temporary differences	(392)	(182)	269
Impact of changes in local statutory tax rates	55	30	1
Expense in respect of a previously unrecognised tax loss, tax credit or temporary difference from a prior period	—	(4)	58

Total deferred tax charge	(337)	(156)	328

Total tax charge	(736)	(954)	(408)

*	The 2012 and 2011 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

The current tax charge of £399 million includes £18 million (2012: £17 million; 2011: £16 million) in respect of the tax charge for the Hong Kong operation. The Hong Kong current tax charge is calculated as 16.5 per cent for all periods on either (i) 5 per cent of the net insurance premium or (ii) the estimated assessable profits, depending on the nature of the business written.

Until the end of 2012 for the Group’s UK life insurance companies, shareholders’ profits were calculated using regulatory surplus as a starting point, with appropriate deferred tax adjustments for IFRS. Beginning in 2013, under new UK life tax rules, shareholders’ profits are calculated using accounting profit or loss as a starting point.

The total tax charge comprises tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders as shown below.

	2013 £m			2012* £m	2011* £m
Tax charge	Current tax	Deferred tax	Total	Total	Total
Tax charge to policyholders’ returns	(207)	(240)	(447)	(370)	7
Tax charge attributable to shareholders	(192)	(97)	(289)	(584)	(415)

Total tax charge	(399)	(337)	(736)	(954)	(408)

*	The 2012 and 2011 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

The principal reason for the increase in the tax charge attributable to policyholders’ returns is an increase in deferred tax on net unrealised gains on investments in UK insurance operations. The credit of £69 million on unrealised gains and losses on investments shown in the table below reflects a credit on unrealised losses on investments in US insurance operations which exceeds the charge on UK insurance operations.

The total deferred tax charge arises as follows:

	2013 £m	2012* £m	2011* £m
Unrealised gains and losses on investments	69	(89)	129
Balances relating to investment and insurance contracts	(44)	467	147
Short-term timing differences	(314)	(206)	45
Capital allowances	(7)	—	2
Unused tax losses	(41)	(328)	5

Deferred tax charge	(337)	(156)	328

*	The 2012 and 2011 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

In 2013, a deferred tax credit of £598 million (2012: charge of £198 million; 2011: charge of £187 million) has been taken through other comprehensive income.

b	Reconciliation of effective tax rate

For the purposes of explaining the relationship between tax expense and accounting profit, it is appropriate to consider the sources of profit and tax by reference to those that are attributable to shareholders and policyholders. A reconciliation of tax charge on profit attributable to shareholders is provided below.

Overview of reconciliation of effective tax rate

	2013 £m			2012* £m			2011* £m
	Attributable to shareholders	Attributable to policyholders**	Total	Attributable to shareholders	Attributable to policyholders**	Total	Attributable to shareholders	Attributable to policyholders**	Total
Profit before tax	1,635	447	2,082	2,747	370	3,117	1,866	(7)	1,859
Taxation charge:
Expected tax rate	26%	100%	42%	27%	100%	36%	29%	100%	28%
Expected tax charge	(429)	(447)	(876)	(750)	(370)	(1,120)	(534)	7	(527)
Variance from expected tax charge	140	—	140	166	—	166	119	—	119
Actual tax charge	(289)	(447)	(736)	(584)	(370)	(954)	(415)	7	(408)
Average effective tax rate	18%	100%	35%	21%	100%	31%	22%	100%	22%

*	The 2012 and 2011 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.
**	For the column entitled ‘Attributable to policyholders’, the profit (loss) before tax represents income, before tax attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies. This income has been determined after deduction of charges for policyholder benefits and movements on unallocated surplus which are determined net of tax. Hence, the pre-tax results attributable to policyholders is the inverse of the tax charge attributable to policyholders.

Due to the requirements of the financial reporting standards IAS 1 ‘Presentation of Financial Statements’ and IAS 12 ‘Income Taxes’, the profit (loss) before tax and tax charge reflect the aggregate of amounts that are attributable to shareholders and policyholders.

Profit (loss) before tax comprises profit attributable to shareholders and pre-tax profit attributable to policyholders of linked and with-profits funds and unallocated surplus of with-profits funds.

The total tax charge for linked and with-profits business includes tax expense on unit-linked and with-profits funds attributable to policyholders, the unallocated surplus of with-profits funds and the shareholders’ profits. This feature arises from the basis of taxation applied to life and pension business, principally in the UK, but with similar bases applying in certain Asia operations, and is explained in note (iii) below.

Furthermore, the basis of preparation of Prudential’s financial statements incorporates the additional feature that, as permitted under IFRS 4, the residual equity of the Group’s with-profits funds, ie unallocated surplus, is recorded as a liability with transfers to and from that liability reflected in pre-tax profits. This gives rise to anomalous effective tax rates for profits attributable to policyholders (as described in note (iv) below).

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

The shareholder elements are the components of the profit and tax charge that are of most direct relevance to investors, and it is this aspect that the IAS 12 reconciliation requirement is seeking to explain for companies that do not need to account for both with-profits and unit-linked funds, where tax is borne by the Company on the policyholders’ behalf and which is not contemplated by the IFRS requirement.

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

The purpose of this approach is to ensure that the Company is always at a minimum taxed on the profit, as defined for taxation purposes by reference to the Company’s regulatory returns (rather than IFRS basis results), that it has earned. The shareholders’ portion of the long-term business is taxed at the shareholders’ rate, with the remaining portion taxed at rates applicable to the policyholders.

It is to be noted that the calculations described are determined using data from the IFRS basis results since 2013. Under the new UK life tax rules, shareholders’ profits are calculated using accounting profit or loss as a starting point rather than the previous regulatory basis.

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

For with-profits business, total pre-tax profits reflect the aggregate of profits attributable to policyholders and shareholders. However, amounts attributable to the equity of with-profits funds are carried in the liability for unallocated surplus. Also, as described in note (iii), UK with-profits business is taxed on a basis that affects policyholders’ unallocated surplus of with-profits funds and shareholders. For the PAC with-profits sub-fund, transfers to and from unallocated surplus are recorded in the income statement, so that after charging the total tax borne by the fund, the net balance reflects the statutory transfer from the fund for the year. The statutory transfer represents 10 per cent of the actuarially determined surplus for the year that is attributable to shareholders.

For SAIF, similar transfers are made. However, in the case of SAIF, a net nil balance is derived, reflecting the lack of shareholder interest in the financial performance of the fund (other than through asset management arrangements).

The accounting anomaly that arises under IFRS is that due to the fact that the net of tax profit attributable to with-profits policyholders is zero, the Company’s presentation of pre-tax profit attributable to policyholders reflects an amount that is the mirror image of the tax charge attributable to policyholders.

For unit-linked business, pre-tax profits also reflect the aggregate of profits attributable to policyholders and shareholders. The pre-tax profits attributable to policyholders represent fees earned that are used to pay tax borne by the Company on policyholders’ behalf. The net of tax profit attributable to policyholders for unit-linked business is thus zero.

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

Reconciliation of tax charge on profit attributable to shareholders

	2013 £m (Except for tax rates)
	Asia insurance operations*	US insurance operations	UK insurance operations	Other operations	Total*
Operating profit (loss) based on longer-term investment returns	1,001	1,243	735	(25)	2,954
Non-operating loss	(313)	(690)	(289)	(27)	(1,319)

Profit (loss) before tax attributable to shareholders	688	553	446	(52)	1,635

Expected tax rate:†	21%	35%	23%	23%	26%
Tax charge/(credit) at the expected tax rate	144	194	103	(12)	429
Effects of:
Adjustment to tax charge in relation to prior years	(3)	—	4	(7)	(6)
Movements in provisions for open tax matters	5	—	—	(12)	(7)
Income not taxable or taxable at concessionary rates	(45)	(88)	—	(10)	(143)
Deductions not allowable for tax purposes	61	—	—	5	66
Impact of changes in local statutory tax rates	(9)	—	(51)	5	(55)
Deferred tax adjustments	(4)	—	—	(8)	(12)
Effect of results of joint ventures and associates	(10)	—	—	(8)	(18)
Irrecoverable withholding taxes	—	—	—	20	20
Other	9	(5)	16	(5)	15

Total actual tax charge (credit)	148	101	72	(32)	289
Analysed into:
Tax charge (credit) on operating profit (loss) based on longer-term investment returns	173	343	132	(10)	638
Tax credit on non-operating loss	(25)	(242)	(60)	(22)	(349)
Actual tax rate:
Operating profit based on longer-term investment returns	17%	28%	18%	40%	22%
Total profit	22%	18%	16%	62%	18%

†	The expected tax rates shown in the table above (rounded to the nearest whole percentage) reflect the corporation tax rates generally applied to taxable profits of the relevant country jurisdictions. For Asia operations the expected tax rates reflect the corporation tax rates weighted by reference to the source of profits of operations contributing to the aggregate business result. The expected tax rate for other operations reflects the mix of business between UK and overseas non-insurance operations, which are taxed at a variety of rates. The rates will fluctuate from year to year dependent on the mix of profits.

*	The expected and actual tax rates as shown includes the impact of the held for sale Japan Life business. The tax rates for Asia insurance and Group, excluding the impact of the held for sale Japan Life business are as follows:

	Asia insurance	Total Group
Expected tax rate on total profit	23%	27%
Actual tax rate:
Operating profit based on longer-term investment returns	17%	22%
Total profit	19%	17%

	2012* £m (Except for tax rates)
	Asia insurance operations	US insurance operations	UK insurance operations	Other operations	Total
Operating profit (loss) based on longer-term investment returns	906	964	736	(86)	2,520
Non-operating profit (loss)	71	(109)	136	129	227

Profit before tax attributable to shareholders	977	855	872	43	2,747

Expected tax rate:†	23%	35%	24.5%	24.5%	27%
Tax at the expected tax rate	225	300	214	11	750
Effects of:
Adjustment to tax charge in relation to prior years	(14)	10	(26)	(10)	(40)
Movements in provisions for open tax matters	—	(3)	—	32	29
Income not taxable or taxable at concessionary rates	(68)	(68)	—	(2)	(138)
Deductions not allowable for tax purposes	29	—	—	3	32
Impact of changes in local statutory tax rates	—	—	(39)	9	(30)
Deferred tax adjustments	(5)	—	8	—	3
Effect of results of joint ventures and associates	(24)	—	—	(5)	(29)
Irrecoverable withholding taxes	—	—	—	14	14
Other	3	(5)	7	(12)	(7)

Total actual tax charge	146	234	164	40	584
Analysed into:
Tax charge on operating profit (loss) based on longer-term investment returns	133	272	126	36	567
Tax charge (credit) on non-operating profit (loss)	13	(38)	38	4	17
Actual tax rate:
Operating profit (loss) based on longer-term investment returns	15%	28%	17%	(42)%	23%
Total profit	15%	27%	19%	93%	21%

	2011* £m (Except for tax rates)
	Asia insurance operations	US insurance operations	UK insurance operations	Other operations	Total
Operating profit (loss) based on longer-term investment returns	699	651	723	(56)	2,017
Non-operating profit (loss)	(87)	(167)	159	(56)	(151)

Profit (loss) before tax attributable to shareholders	612	484	882	(112)	1,866

Expected tax rate:†	25%	35%	27%	25%	29%
Tax at the expected tax rate	153	170	239	(28)	534
Effects of:
Adjustment to tax charge in relation to prior years	(7)	—	33	(19)	7
Movements in provisions for open tax matters	—	—	—	(44)	(44)
Income not taxable or taxable at concessionary rates	(29)	(37)	(1)	—	(67)
Deductions not allowable for tax purposes	10	—	—	4	14
Impact of changes in local statutory tax rates	—	—	—	1	1
Deferred tax adjustments	11	—	(32)	1	(20)
Effect of results of joint ventures and associates	(11)	—	—	(5)	(16)
Irrecoverable withholding taxes	—	—	—	13	13
Other	(3)	(6)	(14)	16	(7)

Total actual tax charge (credit)	124	127	225	(61)	415
Analysed into:
Tax charge (credit) on operating profit (loss) based on longer-term investment returns	119	185	189	(69)	424
Tax charge (credit) on non-operating profit (loss)	5	(58)	35	9	(9)
Actual tax rate:
Operating profit based on longer-term investment returns	17%	28%	26%	123%	21%
Total profit	20%	26%	25%	54%	22%

*	The 2012 and 2011 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.
†	The expected tax rates shown in the table above reflect the corporation tax rates generally applied to taxable profits of the relevant country jurisdictions. For Asia operations the expected tax rates reflect the corporation tax rates weighted by reference to the source of profits of operations contributing to the aggregate business result. The expected tax rate for Other operations reflects the mix of business between UK and overseas non-insurance operations, which are taxed at a variety of rates. The rates will fluctuate from year to year dependent on the mix of profits.

(c)	Taxes paid

In 2013 Prudential remitted £1.8 billion (2012: £2.2 billion; 2011: £1.6 billion) of tax to revenue authorities, this includes £418 million (2012: £925 million; 2011: £561 million) of corporation tax, £236 million of other taxes and £1,143 million collected on behalf of employees, customers and third parties.

The geographical split of taxes remitted by Prudential is as follows:

	2013 £m				2012 £m				2011 £m
	Corporation taxes*	Other taxes†	Taxes Collected‡	Total	Corporation taxes*	Other taxes†	Taxes Collected‡	Total	Corporation taxes	Other taxes	Taxes Collected	Total
Asia	148	48	123	319	221	37	152	410	170	32	64	266
US	(58)	35	315	292	181	25	264	470	131	20	221	372
UK	327	152	702	1,181	522	121	662	1,305	260	112	595	967
Other	1	1	3	5	1	1	—	2	—	1	—	1

Total tax paid	418	236	1,143	1,797	925	184	1,078	2,187	561	165	880	1,606

*	In certain countries such as the UK, the corporation tax payments for the Group’s life insurance businesses are based on taxable profits which include policyholder investment returns on certain life insurance products.
†	Other taxes paid includes property taxes, withholding taxes, customs duties, stamp duties, employer payroll taxes and irrecoverable indirect taxes.
‡	Taxes collected are other taxes that Prudential remits to tax authorities which it is obliged to collect from employees, customers and third parties which includes sales/value added tax/goods and services taxes, employee and annuitant payroll taxes.

The 2013 corporation tax payments are lower than 2012 reflecting (i) refunds received in 2013 of overpaid tax in relation to prior period tax returns in Asia and US, (ii) US tax payments being reduced due to impact of tax relief on movements in derivatives held to manage Jackson’s exposure to financial markets, and (iii) reductions in UK equity and bond investment gains.

B6	Earnings per share

	2013
		Before tax	Tax	Net of tax	Basic earnings per share	Diluted earnings per share
	Note	B1.1 £m	B5 £m	£m	Pence	Pence
Based on operating profit based on longer-term investment returns		2,954	(638)	2,316	90.9p	90.7p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(1,110)	318	(792)	(31.1)p	(31.0)p
Amortisation of acquisition accounting adjustments		(72)	24	(48)	(1.9)p	(1.9)p
Loss attaching to held for sale Japan Life business	D1	(102)	—	(102)	(4.0)p	(4.0)p
Costs of domestication of Hong Kong branch	D2	(35)	7	(28)	(1.1)p	(1.1)p

Based on profit for the year		1,635	(289)	1,346	52.8p	52.7p

	2012*
		Before tax	Tax	Net of tax	Basic earnings per share	Diluted earnings per share
	Note	B1.1 £m	B5 £m	£m	Pence	Pence
Based on operating profit based on longer-term investment returns		2,520	(567)	1,953	76.9p	76.8p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	187	(24)	163	6.4p	6.4p
Gain on dilution of holdings in PPMSA		42	—	42	1.7p	1.7p
Amortisation of acquisition accounting adjustments arising on the purchase of REALIC		(19)	7	(12)	(0.5)p	(0.5)p
Profit attaching to held for sale Japan life business	D1	17	—	17	0.6p	0.6p

Based on profit for the year		2,747	(584)	2,163	85.1p	85.0p

	2011*
		Before tax	Tax	Non- controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share
	Note	B1.1 £m	B5 £m	£m	£m	Pence	Pence
Based on operating profit based on longer-term investment returns		2,017	(425)	(4)	1,588	62.7p	62.6p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(157)	10	—	(147)	(5.8)p	(5.8)p
Profit attaching to held for sale Japan business		6	—	—	6	0.2p	0.2p

Based on profit for the year		1,866	(415)	(4)	1,447	57.1p	57.0p

*	The 2012 and 2011 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

The tables above exclude actuarial and other gains and losses on defined benefit pension schemes which following the changes to IAS 19 described in note A2 are now reported in Other Comprehensive Income. Furthermore, in order to facilitate comparisons of operating profit based on longer-term investment returns that reflect the Group’s retained operations, the results attributable to the held for sale Japan Life business are included separately within the supplementary analysis of profit.

Earnings per share are calculated based on earnings attributable to ordinary shareholders, after related tax and non-controlling interests.

The weighted average number of shares for calculating earnings per share:

	2013 (millions)	2012 (millions)	2011 (millions)
Weighted average number of shares for calculation of:
Basic earnings per share	2,548	2,541	2,533
Shares under option at end of year	10	9	13
Number of shares that would have been issued at fair value on assumed option price	(6)	(6)	(8)

Diluted earnings per share	2,552	2,544	2,538

B7 Dividends

	2013		2012		2011
	Pence per share	£m	Pence per share	£m	Pence per share	£m
Dividends relating to reporting year:
Interim dividend	9.73p	249	8.40p	215	7.95p	203
Final dividend	23.84p	610	20.79p	532	17.24p	439

Total	33.57p	859	29.19p	747	25.19p	642

Dividends declared and paid in reporting year:
Current year interim dividend	9.73p	249	8.40p	215	7.95p	203
Final dividend for prior year	20.79p	532	17.24p	440	17.24p	439

Total	30.52p	781	25.64p	655	25.19p	642

Dividend per share

Interim dividends are recorded in the period in which they are paid. Final dividends are recorded in the period in which they are approved by shareholders. The final dividend for the year ended 31 December 2012 of 20.79 pence per ordinary share was paid to eligible shareholders on 23 May 2013 and the 2013 interim dividend of 9.73 pence per ordinary share was paid to eligible shareholders on 26 September 2013.

The 2013 final dividend of 23.84 pence per ordinary share will be paid on 22 May 2014 in sterling to shareholders on the principal register and the Irish branch register at 6.00pm BST on 28 March 2014 (Record Date), and in Hong Kong dollars to shareholders on the Hong Kong branch register at 4.30pm Hong Kong time on the Record Date (HK Shareholders). Holders of US American Depositary Receipts (US Shareholders) will be paid their dividends in US dollars on or about 2 June 2014. The final dividend will be paid on or about 29 May 2014 in Singapore dollars to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte.) Limited (CDP) at 5.00pm Singapore time on the Record Date (SG Shareholders). The dividend payable to the HK Shareholders will be translated using the exchange rate quoted by the WM Company at the close of business on 11 March 2014. The exchange rate at which the dividend payable to the SG Shareholders will be translated into SG$, will be determined by CDP.

Shareholders on the principal register and Irish branch register will be able to participate in a Dividend Reinvestment Plan.

C	BALANCE SHEET NOTES

C1	Analysis of Group position by segment and business type

To explain more comprehensively the assets, liabilities and capital of the Group’s businesses, it is appropriate to provide analyses of the Group’s statement of financial position by operating segment and type of business.

C1.1	Group statement of financial position analysis by segment

(a)	Position as at 31 December 2013

	2013 £m
	Note	Insurance operations			Total insurance operations	Asset management operations C2.4	Unallocated to a segment (central operations)	Intra -group eliminations	31 Dec Group Total
By operating segment		Asia C2.1	US C2.2	UK C2.3
Assetsnote (i)
Intangible assets attributable to shareholders:
Goodwill	C5.1(a)	231	—	—	231	1,230	—		1,461
Deferred acquisition costs and other intangible assets	C5.1(b)	1,026	4,140	90	5,256	20	19		5,295

Total		1,257	4,140	90	5,487	1,250	19	—	6,756

Intangible assets attributable to with-profits funds:
Goodwill in respect of acquired subsidiaries for venture fund and other investment purposes	C5.2(a)	—	—	177	177	—	—		177
Deferred acquisition costs and other intangible assets	C5.2(b)	66	—	6	72	—	—		72

Total		66	—	183	249	—	—	—	249

Total		1,323	4,140	273	5,736	1,250	19	—	7,005

Deferred tax assets	C8	55	2,042	142	2,239	119	54		2,412
Other non-investment and non-cash assetsnote (ii)		1,073	6,710	5,808	13,591	1,356	4,500	(7,090)	12,357
Investments of long-term business and other operations:
Investment properties		1	28	11,448	11,477	—	—		11,477
Investments in joint ventures and associates accounted for using the equity method	D7	268	—	449	717	92	—		809
Financial investments:
Loans	C3.4	922	6,375	4,173	11,470	1,096	—		12,566
Equity securities and portfolio holdings in unit trusts		14,383	66,008	39,745	120,136	65	21		120,222
Debt securities	C3.3	18,554	30,292	82,014	130,860	2,045	—		132,905
Other investments		41	1,557	4,603	6,201	61	3		6,265
Deposits		896	—	11,252	12,148	65	—		12,213

Total investments		35,065	104,260	153,684	293,009	3,424	24		296,457

Assets held for sale	D1	916	—	—	916	—	—		916
Cash and cash equivalentsnote (iii)		1,522	604	2,586	4,712	1,562	511		6,785

Total assets	C3.1	39,954	117,756	162,493	320,203	7,711	5,108	(7,090)	325,932

		2013 £m
	Note	Insurance operations			Total insurance operations	Asset management operations	Unallocated to a segment (central operations)	Intra -group eliminations	31 Dec Group Total
By operating segment		Asia	US	UK
Equity and liabilities
Equity
Shareholders’ equity		2,795	3,446	2,998	9,239	1,991	(1,580)		9,650
Non-controlling interests		1	—	—	1	—	—		1

Total equity		2,796	3,446	2,998	9,240	1,991	(1,580)	—	9,651

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities		31,540	104,971	81,674	218,185	—	—		218,185
Investment contract liabilities with discretionary participation features		240	—	35,352	35,592	—	—		35,592
Investment contract liabilities without discretionary participation features		130	2,440	17,606	20,176	—	—		20,176
Unallocated surplus of with-profits funds		77	—	11,984	12,061	—	—		12,061

Total policyholder liabilities and unallocated surplus of with-profits funds	C4	31,987	107,411	146,616	286,014	—	—	—	286,014

Core structural borrowings of shareholder-financed operations:
Subordinated debt		—	—	—	—	—	3,662		3,662
Other		—	150	—	150	275	549		974

Total	C6.1	—	150	—	150	275	4,211	—	4,636

Operational borrowings attributable to shareholder-financed operations	C6.2	—	142	74	216	3	1,933		2,152
Borrowings attributable to with-profits operations	C6.2	—	—	895	895	—	—		895
Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements		—	794	1,280	2,074	—	—		2,074
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		1,038	26	4,214	5,278	—	—		5,278
Deferred tax liabilities	C8.1	594	1,948	1,213	3,755	14	9		3,778
Current tax liabilities	C8.2	45	—	181	226	8	161		395
Accruals and deferred income		106	—	383	489	302	33		824
Other creditors		1,797	666	3,240	5,703	4,684	10	(7,090)	3,307
Provisions	C12	85	11	166	262	298	75		635
Derivative liabilities	C3.5(b)	58	515	804	1,377	112	200		1,689
Other liabilitiesnote (iv)		580	2,647	429	3,656	24	56		3,736

Total		4,303	6,607	11,910	22,820	5,442	544	(7,090)	21,716

Liabilities held for sale	D1(c)	868	—	—	868	—	—		868

Total liabilities		37,158	114,310	159,495	310,963	5,720	6,688	(7,090)	316,281

Total equity and liabilities	C3.1	39,954	117,756	162,493	320,203	7,711	5,108	(7,090)	325,932

(b)	Position as at 31 December 2012

		2012* £m
	Note	Insurance operations			Total insurance operations	Asset management operations C2.4	Unallocated to a segment (central operations)	Intra -group eliminations	31 Dec Group total
By operating segment		Asia C2.1	US C2.2	UK C2.3
Assetsnote (i)
Intangible assets attributable to shareholders:
Goodwill	C5.1(a)	239	—	—	239	1,230	—	—	1,469
Deferred acquisition costs and other intangible assets	C5.2(b)	819	3,222	105	4,146	13	18	—	4,177

Total		1,058	3,222	105	4,385	1,243	18	—	5,646

Intangible assets attributable to with-profits funds:
Goodwill in respect of acquired subsidiaries for venture fund and other investment purposes	C5.1(a)	—	—	178	178	—	—	—	178
Deferred acquisition costs and other intangible assets	C5.2(b)	72	—	6	78	—	—	—	78

Total		72	—	184	256	—	—	—	256

Total		1,130	3,222	289	4,641	1,243	18	—	5,902

Deferred tax assets	C8	76	1,889	183	2,148	106	52	—	2,306
Other non-investment and non-cash assetsnote (ii)		1,023	6,792	5,448	13,263	1,036	3,766	(6,113)	11,952
Investments of long-term business and other operations:
Investment properties		2	24	10,528	10,554	—	—	—	10,554
Investments in joint ventures and associates accounted for using the equity method	D7	284	—	259	543	92	—	—	635
Financial investments:
Loans	C3.4	1,006	6,235	4,303	11,544	1,199	—	—	12,743
Equity securities and portfolio holdings in unit trusts		12,730	49,551	36,281	98,562	64	—	—	98,626
Debt securities	C3.3	20,067	32,993	84,008	137,068	1,839	—	—	138,907
Other investments		927	2,296	4,256	7,479	41	27	—	7,547
Deposits		851	211	11,131	12,193	55	—	—	12,248

Total investments		35,867	91,310	150,766	277,943	3,290	27	—	281,260

Assets held for sale		—	—	98	98	—	—	—	98
Cash and cash equivalentsnote (iii)		1,545	513	2,668	4,726	918	482	—	6,126

Total assets	C3.1	39,641	103,726	159,452	302,819	6,593	4,345	(6,113)	307,644

*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

		2012* £m
	Note	Insurance operations			Total insurance operations	Asset management operations C2.4	Unallocated to a segment (central operations)	Intra -group eliminations	31 Dec Group total
By operating segment		Asia C2.1	US C2.2	UK C2.3
Equity and liabilities
Equity
Shareholders’ equity		2,529	4,343	3,033	9,905	1,937	(1,483)	—	10,359
Non-controlling interests		4	—	1	5	—	—	—	5

Total equity		2,533	4,343	3,034	9,910	1,937	(1,483)	—	10,364

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities		31,026	90,192	84,266	205,484	—	—	—	205,484
Investment contract liabilities with discretionary participation features		348	—	33,464	33,812	—	—	—	33,812
Investment contract liabilities without discretionary participation features		127	2,069	16,182	18,378	—	—	—	18,378
Unallocated surplus of with-profits funds (reflecting application of ‘realistic’ basis provisions for UK regulated with-profits funds)		63	—	10,526	10,589	—	—	—	10,589

Total policyholder liabilities and unallocated surplus of with-profits funds	C4	31,564	92,261	144,438	268,263	—	—	—	268,263

Core structural borrowings of shareholder-financed operations:
Subordinated debt		—	—	—	—	—	2,577	—	2,577
Other		—	153	—	153	275	549	—	977

Total	C6.1	—	153	—	153	275	3,126	—	3,554

Operational borrowings attributable to shareholder-financed operations	C6.2	7	26	127	160	1	2,084	—	2,245
Borrowings attributable to with-profits operations	C6.2	—	—	968	968	—	—	—	968
Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements		—	920	1,461	2,381	—	—	—	2,381
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		1,765	25	3,355	5,145	—	—	—	5,145
Deferred tax liabilities	C8.1	582	2,168	1,185	3,935	13	16	—	3,964
Current tax liabilities	C8.2	46	—	237	283	9	151	—	443
Accruals and deferred income		100	—	362	462	261	28	—	751
Other creditors		1,544	611	2,747	4,902	3,767	145	(6,113)	2,701
Provisions	C12	61	20	291	372	144	75	—	591
Derivative liabilities	C3.5(b)	837	645	1,010	2,492	150	190	—	2,832
Other liabilitiesnote (iv)		602	2,554	237	3,393	36	13	—	3,442

Total		5,537	6,943	10,885	23,365	4,380	618	(6,113)	22,250

Total liabilities		37,108	99,383	156,418	292,909	4,656	5,828	(6,113)	297,280

Total equity and liabilities		39,641	103,726	159,452	302,819	6,593	4,345	(6,113)	307,644

*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Notes

(i)	The non-current assets of the Group comprise goodwill, intangible assets other than DAC and present value of acquired in-force business and property, plant and equipment included within ‘other non-investment and non-cash assets’. Items defined as financial instruments or related to insurance contracts are excluded. The Group’s total non-current assets at 31 December comprise:

	2013 £m	2012* £m
UK including insurance operations, M&G and central operations	2,090	1,927
US	157	152
Asia**	827	629

Total	3,074	2,708

*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.
**	No individual country in Asia held non-current assets at the end of the year which exceeded 10 per cent of the Group total.

(ii)	Included within other non-investment and non-cash assets are accrued investment income of £2,609 million (2012: £2,771 million) and other debtors of £1,746 million (2012: £1,325 million).

	2013 £m	2012* £m
Accrued investment income
Interest receivable	1,951	1,986
Other	658	785

Total	2,609	2,771

Other debtors comprises:
Amounts due from
Policyholders	303	257
Intermediaries	26	27
Reinsurers	16	21
Other	1,401	1,020

Total	1,746	1,325

Total accrued investment income and other debtors	4,355	4,096

*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Of the other £4,355 million (2012: £4,096 million) of accrued investment income and other debtors, £350 million (2012: £523 million) is expected to be settled after one year or more.

(iii)	Cash and cash equivalents consist of cash at bank and in hand, deposits held at call with banks, treasury bills and other short-term highly liquid investments with less than 90 days maturity from the date of acquisition. The component breakdown is as follows:

	2013 £m	2012* £m
Cash	5,605	4,696
Cash equivalents	1,180	1,430

Total cash and cash equivalents	6,785	6,126

*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Of the total cash and cash equivalents £511 million (31 December 2012: £482 million) are held centrally and considered to be available for general use by the Group. The remaining funds are considered not to be available for general use by the Group, and include funds held for the benefit of policyholders.

(iv)	Other liabilities comprise:

	2013 £m	2012* £m
Creditors arising from direct insurance and reinsurance operations	1,159	1,095
Interest payable	56	62
Other items**	2,521	2,285

Total	3,736	3,442

*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.
**	Of the £2,521 million (2012: £2,285 million) other items as at 31 December 2013, £2,051 million (2012: £2,021 million) related to liabilities for funds withheld under reinsurance arrangement of the Group’s US operations from the purchase of REALIC, as discussed in note D1.

C1.2	Group statement of financial position analysis by business type

		31 Dec 2013 £m							31 Dec 2012* £m
		Policyholder	Shareholder-backed business				Intra-group eliminations	Group Total	Group Total
	Note	Participating funds	Unit-linked and variable annuity	Non -linked business	Asset management operations	Unallocated to a segment (central operations)
Assets
Intangible assets attributable to shareholders:
Goodwill	C5.1	—	—	231	1,230	—	—	1,461	1,469
Deferred acquisition costs and other intangible assets	C5.1	—	—	5,256	20	19	—	5,295	4,177

Total		—	—	5,487	1,250	19	—	6,756	5,646

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes		177	—	—	—	—	—	177	178
Deferred acquisition costs and other intangible assets		72	—	—	—	—	—	72	78

Total		249	—	—	—	—	—	249	256

Total		249	—	5,487	1,250	19	—	7,005	5,902

Deferred tax assets	C8	83	1	2,155	119	54	—	2,412	2,306
Other non-investment and non-cash assets		3,331	599	9,661	1,356	4,500	(7,090)	12,357	11,952
Investments of long-term business and other operations:
Investment properties		9,260	645	1,572	—	—	—	11,477	10,554
Investments in joint ventures and associates accounted for using the equity method		383	—	334	92	—	—	809	635
Financial investments:
Loans	C3.4	3,346	—	8,124	1,096	—	—	12,566	12,743
Equity securities and portfolio holdings in unit trusts		28,365	90,872	899	65	21	—	120,222	98,626
Debt securities	C3.3	57,791	9,622	63,447	2,045	—	—	132,905	138,907
Other investments		4,309	36	1,856	61	3	—	6,265	7,547
Deposits		9,486	1,024	1,638	65	—	—	12,213	12,248

Total investments		112,940	102,199	77,870	3,424	24	—	296,457	281,260

Assets held for sale	D1	—	328	588	—	—	—	916	98
Cash and cash equivalents		1,952	982	1,778	1,562	511	—	6,785	6,126

Total assets		118,555	104,109	97,539	7,711	5,108	(7,090)	325,932	307,644

		31 Dec 2013 £m							31 Dec 2012* £m
		Policyholder	Shareholder-backed business				Intra-group eliminations	Group Total	Group Total
	Note	Participating funds	Unit-linked and variable annuity	Non -linked business	Asset management operations	Unallocated to a segment (central operations)
Equity and liabilities
Equity
Shareholders’ equity		—	—	9,239	1,991	(1,580)	—	9,650	10,359
Non-controlling interests		—	—	1	—	—	—	1	5

Total equity		—	—	9,240	1,991	(1,580)	—	9,651	10,364

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)		96,991	101,251	75,711	—	—	—	273,953	257,674
Unallocated surplus of with-profits funds		12,061	—	—	—	—	—	12,061	10,589

Total policyholder liabilities and unallocated surplus of with-profits funds	C4	109,052	101,251	75,711	—	—	—	286,014	268,263

Core structural borrowings of shareholder-financed operations:
Subordinated debt		—	—	—	—	3,662	—	3,662	2,577
Other		—	—	150	275	549	—	974	977

Total	C6.1	—	—	150	275	4,211	—	4,636	3,554

Operational borrowings attributable to shareholder-financed operations	C6.2	—	—	216	3	1,933	—	2,152	2,245
Borrowings attributable to with-profits operations	C6.2	895	—	—	—	—	—	895	968
Deferred tax liabilities	C8	1,192	44	2,519	14	9	—	3,778	3,964
Other non-insurance liabilities		7,416	2,486	9,163	5,428	535	(7,090)	17,938	18,286
Liabilities held for sale	D1	—	328	540	—	—	—	868	—

Total liabilities		118,555	104,109	88,299	5,720	6,688	(7,090)	316,281	297,280

Total equity and liabilities		118,555	104,109	97,539	7,711	5,108	(7,090)	325,932	307,644

*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

C2	Analysis of segment position by business type

To show the statement of financial position by reference to the differing degrees of policyholder and shareholder economic interest of the different types of business, the analysis below is structured to show separately assets and liabilities of each segment by business type.

C2.1	Asia insurance operations

	31 Dec 2013 £m				31 Dec 2012* £m
	With-profits business note (i)	Unit-linked assets and liabilities	Other business	Total	Total
Assets
Intangible assets attributable to shareholders:
Goodwill	—	—	231	231	239
Deferred acquisition costs and other intangible assets	—	—	1,026	1,026	819

Total	—	—	1,257	1,257	1,058

Intangible assets attributable to with-profits funds:
Deferred acquisition costs and other intangible assets	66	—	—	66	72
Deferred tax assets	—	1	54	55	76
Other non-investment and non-cash assets	320	131	622	1,073	1,023
Investments of long-term business and other operations:
Investment properties	—	—	1	1	2
Investments in joint ventures and associates accounted for using the equity method	—	—	268	268	284
Financial investments:
LoansC3.4	522	—	400	922	1,006
Equity securities and portfolio holdings in unit trusts	4,538	9,274	571	14,383	12,730
Debt securitiesC3.3	9,736	2,451	6,367	18,554	20,067
Other investments	8	21	12	41	927
Deposits	304	260	332	896	851

Total investments	15,108	12,006	7,951	35,065	35,867

Assets held for sale	—	328	588	916	—
Cash and cash equivalents	392	332	798	1,522	1,545

Total assets	15,886	12,798	11,270	39,954	39,641

Equity and liabilities
Equity
Shareholders’ equity	—	—	2,795	2,795	2,529
Non-controlling interests	—	—	1	1	4

Total equity	—	—	2,796	2,796	2,533

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	13,138	11,918	6,854	31,910	31,501
Unallocated surplus of with-profits funds note (ii)	77	—	—	77	63

TotalC4.1(b)	13,215	11,918	6,854	31,987	31,564

Operational borrowings attributable to shareholder-financed operations	—	—	—	—	7
Deferred tax liabilities	403	44	147	594	582
Other non-insurance liabilities	2,268	508	933	3,709	4,955
Liabilities held for sale	—	328	540	868	—

Total liabilities	15,886	12,798	8,474	37,158	37,108

Total equity and liabilities	15,886	12,798	11,270	39,954	39,641

*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Notes

(i)	The statement of financial position for with-profits business comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore with-profits operations. Assets and liabilities of other participating business are included in the column for ‘Other business’.
(ii)	For the purposes of the presentation of unallocated surplus of with-profits within the statement of financial position, the Hong Kong branch balance is reported within the unallocated surplus of the PAC with-profits sub-fund of the UK insurance operations.

C2.2	US insurance operations

	31 Dec 2013 £m			31 Dec 2012 £m
	Variable annuity separate account assets and liabilities	Fixed annuity, GIC and other business	Total	Total
	note (i)	note (i)
Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs and other intangibles	—	4,140	4,140	3,222

Total	—	4,140	4,140	3,222

Deferred tax assets	—	2,042	2,042	1,889
Other non-investment and non-cash assetsnote (iv)	—	6,710	6,710	6,792
Investments of long-term business and other operations:
Investment properties	—	28	28	24
Financial investments:
LoansC3.4	—	6,375	6,375	6,235
Equity securities and portfolio holdings in unit trustsnote (iii)	65,681	327	66,008	49,551
Debt securitiesC3.3	—	30,292	30,292	32,993
Other investmentsnote (ii)	—	1,557	1,557	2,296
Deposits	—	—	—	211

Total investments	65,681	38,579	104,260	91,310

Cash and cash equivalents	—	604	604	513

Total assets	65,681	52,075	117,756	103,726

Equity and liabilities
Equity
Shareholders’ equitynote (vi)	—	3,446	3,446	4,343

Total equity	—	3,446	3,446	4,343

Liabilities
Policyholder liabilities:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4) note (v)	65,681	41,730	107,411	92,261

TotalC4.1 (c)	65,681	41,730	107,411	92,261

Core structural borrowings of shareholder-financed operations	—	150	150	153
Operational borrowings attributable to shareholder-financed operations	—	142	142	26
Deferred tax liabilities	—	1,948	1,948	2,168
Other non-insurance liabilitiesnote (v)	—	4,659	4,659	4,775

Total liabilities	65,681	48,629	114,310	99,383

Total equity and liabilities	65,681	52,075	117,756	103,726

Notes

(i)	These amounts are for Separate Account assets and liabilities for all variable annuity products comprising those with and without guarantees. Assets and liabilities attaching to variable annuity business that are not held in the separate account e.g. in respect of guarantees are shown within other business.
(ii)	Other investments comprise:

	2013 £m	2012 £m
Derivative assets*	766	1,546
Partnerships in investment pools and other**	791	750

	1,557	2,296

*	After taking account of the derivative liabilities of £515 million (2012: £645 million), which are also included in Other non-insurance liabilities, the derivative position for US operations is a net asset of £251 million (2012: £901 million).
**	Partnerships in investment pools and other comprise primarily investments in limited partnerships. These include interests in the PPM America Private Equity Fund and diversified investments in 166 (2012: 167) other partnerships by independent money managers that generally invest in various equities and fixed income loans and securities.

(iii)	Equity securities and portfolio holdings in unit trusts includes investments in mutual funds, the majority of which are equity based.
(iv)	Included within other non-investment and non-cash assets of £6,710 million (2012: £6,792 million) were balances of £6,065 million (2012: £6,076 million) for reinsurers’ share of insurance contract liabilities. Of the £6,065 million as at 31 December 2013, £5,410 million related to the reinsurance ceded by the REALIC business acquired in 2012 (2012: £5,234 million). REALIC holds collateral for certain of these reinsurance arrangements with a corresponding funds withheld liability. As of 31 December 2013, the funds withheld liability of £2,051 million (2012: £2,021 million) was recorded within other non-insurance liabilities.
(v)	In addition to the policyholder liabilities above, Jackson has entered into a programme of funding arrangements under contracts, which, in substance are almost identical to GICs. The liabilities under these funding agreements totalled, £485 million (2012: £825 million) and are included in Other non-insurance liabilities in the statement of financial position above.
(vi)	Changes in shareholders’ equity

	2013 £m	2012 £m	2011 £m
Operating profit based on longer-term investment returnsB1.1	1,243	964	651
Short-term fluctuations in investment returnsB1.2	(625)	(90)	(167)
Amortisation of acquisition accounting adjustments arising on the purchase of REALIC	(65)	(19)	—

Profit before shareholder tax	553	855	484
TaxB5	(101)	(234)	(127)

Profit for the year	452	621	357

Profit for the year (as above)	452	621	357
Items recognised in other comprehensive income:
Exchange movements	(32)	(181)	35
Unrealised valuation movements on securities classified as available-for sale:
Unrealised holding (losses) gains arising during the year	(2,025)	930	912
Deduct net gains included in the income statement	(64)	(68)	(101)

Total unrealised valuation movements	(2,089)	862	811
Related change in amortisation of deferred acquisition costs C5.1(b)	498	(270)	(275)
Related tax	557	(205)	(187)

Total other comprehensive (loss) income	(1,066)	206	384

Total comprehensive (loss) income for the year	(614)	827	741
Dividends, interest payments to central companies and other movements	(283)	(245)	(330)

Net (decrease) increase in equity	(897)	582	411
Shareholders’ equity at beginning of year	4,343	3,761	3,350

Shareholders’ equity at end of year	3,446	4,343	3,761

C2.3      UK insurance operations

Of the total investments of £154 billion in UK insurance operations, £98 billion of investments are held by SAIF and the PAC WPSF. Shareholders are exposed only indirectly to value movements on these assets.

	2013 £m						2012* £m
			Other funds and subsidiaries
By operating segment	Scottish Amicable Insurance Fund note (iii)	PAC with- profits sub- fund notes (i),(ii)	Unit- linked assets and liabilities	Annuity and other long-term business	Total	31 Dec Total	31 Dec Total
Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs and other intangible assets	—	—	—	90	90	90	105

Total	—	—	—	90	90	90	105

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	—	177	—	—	—	177	178
Deferred acquisition costs	—	6	—	—	—	6	6

Total	—	183	—	—	—	183	184

Total	—	183	—	90	90	273	289

Deferred tax assets	1	82	—	59	59	142	183
Other non-investment and non-cash assets	267	2,744	468	2,329	2,797	5,808	5,448
Investments of long-term business and other operations:
Investment properties	456	8,804	645	1,543	2,188	11,448	10,528
Investments in joint ventures and associates accounted for using the equity method	—	383	—	66	66	449	259
Financial investments:
Loans C3.4	96	2,728	—	1,349	1,349	4,173	4,303
Equity securities and portfolio holdings in unit trusts	2,060	21,767	15,917	1	15,918	39,745	36,281
Debt securities C3.3	3,340	44,715	7,171	26,788	33,959	82,014	84,008
Other investmentsnote (iv)	315	3,986	15	287	302	4,603	4,256
Deposits	694	8,488	764	1,306	2,070	11,252	11,131

Total investments	6,961	90,871	24,512	31,340	55,852	153,684	150,766

Assets held for sale	—	—	—	—	—	—	98
Cash and cash equivalents	196	1,364	650	376	1,026	2,586	2,668

Total assets	7,425	95,244	25,630	34,194	59,824	162,493	159,452

*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

	2013 £m						2012*£m
			Other funds and subsidiaries
	Scottish Amicable Insurance Fund note (iii)	PAC with- profits sub- fund notes (i),(ii)	Unit-linked assets and liabilities	Annuity and other long-term business	Total	31 Dec Total	31 Dec Total
Equity and liabilities
Equity
Shareholders’ equity	—	—	—	2,998	2,998	2,998	3,033
Non-controlling interests	—	—	—	—	—	—	1

Total equity	—	—	—	2,998	2,998	2,998	3,034

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	7,112	76,741	23,652	27,127	50,779	134,632	133,912
Unallocated surplus of with-profits funds (reflecting application of ‘realistic’ basis provisions for UK regulated with-profits funds) C4.1(d)	—	11,984	—	—	—	11,984	10,526

Total	7,112	88,725	23,652	27,127	50,779	146,616	144,438

Operational borrowings attributable to shareholder-financed operations	—	—	—	74	74	74	127
Borrowings attributable to with-profits funds	12	883	—	—	—	895	968
Deferred tax liabilities	53	736	—	424	424	1,213	1,185
Other non-insurance liabilities	248	4,900	1,978	3,571	5,549	10,697	9,700

Total liabilities	7,425	95,244	25,630	31,196	56,826	159,495	156,418

Total equity and liabilities	7,425	95,244	25,630	34,194	59,824	162,493	159,452

*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Notes

(i)	The PAC with-profits sub-fund (WPSF) mainly contains with-profits business but it also contains some non-profit business (unit-linked, term assurances and annuities). Included in the PAC with-profits fund is £12.2 billion (2012: £13.3 billion) of non-profits annuities liabilities. The WPSF’s profits are apportioned 90 per cent to its policyholders and 10 per cent to shareholders as surplus for distribution is determined via the annual actuarial valuation. For the purposes of this table and subsequent explanation, references to the WPSF also include, for convenience, the amounts attaching to the Defined Charges Participating Sub-fund which comprises 3.6 per cent of the total assets of the WPSF and includes the with-profits annuity business transferred to Prudential from the Equitable Life Assurance Society on 1 December 2007 (with assets of approximately £1.7 billion). Profits to shareholders on this with-profits annuity business emerge on a ‘charges less expenses’ basis and policyholders are entitled to 100 per cent of the investment earnings.
(ii)	The Hong Kong branch balance is reported within the unallocated surplus of the PAC with-profits sub-fund and excludes policyholder liabilities of the Hong Kong branch of PAC.
(iii)	The fund is solely for the benefit of policyholders of SAIF. Shareholders have no interest in the profits of this fund although they are entitled to asset management fees on this business. SAIF is a separate sub-fund within the PAC long-term business fund.

(iv)	Other investments comprise:

	2013 £m	2012* £m
Derivative assets**	1,472	1,349
Partnerships in investment pools and other†	3,131	2,907

	4,603	4,256

*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.
**	After including derivative liabilities of £804 million (2012: £1,010 million), which are also included in the statement of financial position, the overall derivative position was a net asset of £668 million (2012: £339 million).
†	Partnerships in investment pools and other comprise mainly investments held by the PAC with-profits fund. These investments are primarily investments in limited partnerships and additionally, investments in property funds.

C2.4 Asset management operations

	2013 £m				2012* £m
	M&G	US	Eastspring Investments	31 Dec Total	31 Dec Total
	note (i)
Assets
Intangible assets:
Goodwill	1,153	16	61	1,230	1,230
Deferred acquisition costs and other intangible assets	17	2	1	20	13

Total	1,170	18	62	1,250	1,243

Other non-investment and non-cash assets	1,210	198	67	1,475	1,142
Investments in joint ventures and associates accounted for using the equity method	34	—	58	92	92
Financial investments:
LoansC3.4	1,096	—	—	1,096	1,199
Equity securities and portfolio holdings in unit trusts	54	—	11	65	64
Debt securitiesC3.3	2,045	—	—	2,045	1,839
Other investments	47	14	—	61	41
Deposits	—	32	33	65	55

Total investments	3,276	46	102	3,424	3,290

Cash and cash equivalents	1,405	56	101	1,562	918

Total assets	7,061	318	332	7,711	6,593

Equity and liabilities
Equity
Shareholders’ equity	1,602	134	255	1,991	1,937

Total equity	1,602	134	255	1,991	1,937

Liabilities
Core structural borrowing of shareholder-financed operations	275	—	—	275	275
Intra-group debt represented by operational borrowings at Group levelnote (ii)	1,933	—	—	1,933	2,084
Other non-insurance liabilitiesnote (iii)	3,251	184	77	3,512	2,297

Total liabilities	5,459	184	77	5,720	4,656

Total equity and liabilities	7,061	318	332	7,711	6,593

*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Notes

(i)	The M&G statement of financial position includes the assets and liabilities in respect of Prudential Capital.
(ii)	Intra-group debt represented by operational borrowings at Group level.

Operational borrowings for M&G are in respect of Prudential Capital’s short-term fixed income security programme and comprise:

	2013 £m	2012 £m
Commercial paper	1,634	1,535
Medium Term Notes	299	549

Total intra-group debt represented by operational borrowings at Group level	1,933	2,084

(iii)	Other non-insurance liabilities consist primarily of intra-group balances, derivative liabilities and other creditors.

C3	Assets and Liabilities - Classification and Measurement

C3.1 Group	assets and liabilities - Classification

The classification of the Group’s assets and liabilities, and its corresponding accounting carrying values reflect the requirements of IFRS. For financial investments the basis of valuation reflects the Group’s application of IAS 39 ‘Financial Instruments: Recognition and Measurement’ as described further below. Where assets and liabilities have been valued at fair value or measured on a different basis but fair value is disclosed, the Group has followed the principles under IFRS13 ‘Fair value measurement’. The basis applied is summarised below:

	2013 £m					2012* £m
	At fair value		Cost/ Amortised cost/IFRS 4 basis valuenote (i)	Total carrying value	Fair value, where applicable	At fair value		Cost/ Amortised cost/IFRS 4 basis valuenote (i)	Total carrying value	Fair value, where applicable
	Through profit and loss	Available for sale				Through profit and loss	Available for sale
Intangible assets attributable to shareholders:
Goodwill	—	—	1,461	1,461		—	—	1,469	1,469
Deferred acquisition costs and other intangible assets	—	—	5,295	5,295		—	—	4,177	4,177

Total	—	—	6,756	6,756		—	—	5,646	5,646

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	—	—	177	177		—	—	178	178
Deferred acquisition costs and other intangible assets	—	—	72	72		—	—	78	78

Total	—	—	249	249		—	—	256	256

Total intangible assets	—	—	7,005	7,005		—	—	5,902	5,902

Other non-investment and non-cash assets:
Property, plant and equipment	—	—	920	920		—	—	754	754
Reinsurers’ share of insurance contract liabilities	—	—	6,838	6,838		—	—	6,854	6,854
Deferred tax assets	—	—	2,412	2,412		—	—	2,306	2,306
Current tax recoverable	—	—	244	244		—	—	248	248
Accrued investment income	—	—	2,609	2,609	2,609	—	—	2,771	2,771	2,771
Other debtors	—	—	1,746	1,746	1,746	—	—	1,325	1,325	1,325

Total	—	—	14,769	14,769		—	—	14,258	14,258

Investments of long-term business and other operations:note (ii)
Investment properties	11,477	—	—	11,477	11,477	10,554	—	—	10,554	10,554
Investments accounted for using the equity method	—	—	809	809		—	—	635	635
Loansnote (iv)	2,137	—	10,429	12,566	12,995	2,068	—	10,675	12,743	13,255
Equity securities and portfolio holdings in unit trusts	120,222	—	—	120,222	120,222	98,626	—	—	98,626	98,626
Debt securitiesnote (v)	102,700	30,205	—	132,905	132,905	106,082	32,825		138,907	138,907
Other investmentsnote (vi)	6,265	—	—	6,265	6,265	7,547	—	—	7,547	7,547
Deposits	—	—	12,213	12,213	12,213	—	—	12,248	12,248	12,248

Total investments	242,801	30,205	23,451	296,457		224,877	32,825	23,558	281,260

Assets held for sale	916	—	—	916	916	98	—	—	98	98
Cash and cash equivalents	—	—	6,785	6,785	6,785	—	—	6,126	6,126	6,126

Total assets	243,717	30,205	52,010	325,932		224,975	32,825	49,844	307,644

*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

	2013 £m					2012* £m
	At fair value		Cost/ Amortised cost/IFRS 4 basis valuenote (i)	Total carrying value	Fair value, where applicable	At fair value		Cost/ Amortised cost/IFRS 4 basis valuenote (i)	Total carrying value	Fair value, where applicable
	Through profit and loss	Available for sale				Through profit and loss	Available for sale
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities	—	—	218,185	218,185		—	—	205,484	205,484
Investment contract liabilities with discretionary participation featuresnote (iii)	—	—	35,592	35,592		—	—	33,812	33,812
Investment contract liabilities without discretionary participation features	17,736	—	2,440	20,176	20,177	16,309	—	2,069	18,378	18,419
Unallocated surplus of with-profits funds	—	—	12,061	12,061		—	—	10,589	10,589

Total	17,736	—	268,278	286,014		16,309	—	251,954	268,263

Core structural borrowings of shareholder-financed operations:	—	—	4,636	4,636	5,066	—	—	3,554	3,554	4,133
Other borrowings:
Operational borrowings attributable to shareholder-financed operations	—	—	2,152	2,152	2,152	—	—	2,245	2,245	2,245
Borrowings attributable to with-profits operations	18	—	877	895	909	40	—	928	968	977
Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements	—	—	2,074	2,074	2,085	—	—	2,381	2,381	2,400
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	5,278	—	—	5,278	5,278	5,145	—	—	5,145	5,145
Deferred tax liabilities	—	—	3,778	3,778		—	—	3,964	3,964
Current tax liabilities	—	—	395	395		—	—	443	443
Accruals and deferred income	—	—	824	824		—	—	751	751
Other creditors	263	—	3,044	3,307	3,307	259	—	2,442	2,701	2,701
Provisions	—	—	635	635		—	—	591	591
Derivative liabilities	1,689	—	—	1,689	1,689	2,832	—	—	2,832	2,832
Other liabilities	2,051	—	1,685	3,736	3,736	2,021	—	1,421	3,442	3,442

Total	9,281	—	12,435	21,716		10,257	—	11,993	22,250

Liabilities held for sale	868	—	—	868	868	—	—	—	—

Total liabilities	27,903	—	288,378	316,281		26,606	—	270,674	297,280

*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Notes

(i)	Assets carried at cost or amortised cost are subject to impairment testing where appropriate under IFRS requirements. This category also includes assets which are valued by reference to specific IFRS standards such as reinsurers’ share of insurance contract liabilities, deferred tax assets and investments accounted for under the equity method.
(ii)	Realised gains and losses on the Group’s investments for 2013 recognised in the income statement amounted to a net gain of £2.5 billion (2012: £6.8 billion).
(iii)	The carrying value of investment contracts with discretionary participation features is on IFRS 4 basis. It is impractical to determine the fair value of these contracts due to the lack of a reliable basis to measure participation features.
(iv)	Loans and receivables are reported net of allowance for loan losses of £62 million (2012: £83 million).
(v)	As at 31 December 2013 £495 million (2012: £525 million) of convertible bonds were included in debt securities and £1,078 million (2012: £673 million) were included in borrowings.
(vi)	See note C3.5(b) for details of the derivative assets included. The balance also contains the PAC with-profits fund’s participation in various investment funds and limited liability property partnerships.

C3.2  Group assets and liabilities - Measurement

The section provides detail of the designation and valuation of the Group’s financial assets and liabilities shown under the following categories:

(a)	Determination of fair value

The fair values of the assets and liabilities of the Group have been determined on the following bases.

The fair values of the financial instruments for which fair valuation is required under IFRS are determined by the use of current market bid prices for exchange-quoted investments, or by using quotations from independent third-parties, such as brokers and pricing services or by using appropriate valuation techniques.

The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm’s length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third-parties or valued internally using standard market practices.

The loans and receivables have been shown net of provisions for impairment. The fair value of loans has been estimated from discounted cash flows expected to be received. The rate of discount used was the market rate of interest where applicable.

The fair value of investment properties is based on market values as assessed by professionally qualified external valuers or by the Group’s qualified surveyors.

The fair value of the subordinated and senior debt issued by the parent company is determined using the quoted prices from independent third parties.

The fair value of financial liabilities (other than derivative financial instruments) is determined using discounted cash flows of the amounts expected to be paid.

(b)	Fair value measurement hierarchy of Group assets and liabilities

Assets and liabilities carried at fair value on the statement of financial position

The table below shows the assets and liabilities carried at fair value analysed by level of the IFRS 13 ‘Fair Value Measurement’ defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

Financial instruments at fair value

	31 Dec 2013 £m
	Level 1	Level 2	Level 3	Total
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs
Analysis of financial investments, net of derivative liabilities by business type
With-profits
Equity securities and portfolio holdings in unit trusts	25,087	2,709	569	28,365
Debt securities	14,547	42,759	485	57,791
Other investments (including derivative assets)	169	1,191	2,949	4,309
Derivative liabilities	(32)	(517)	—	(549)

Total financial investments, net of derivative liabilities	39,771	46,142	4,003	89,916
Percentage of total	44%	52%	4%	100%

Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	90,645	191	36	90,872
Debt securities	3,573	6,048	1	9,622
Other investments (including derivative assets)	6	30	—	36
Derivative liabilities	(1)	(3)	—	(4)

Total financial investments, net of derivative liabilities	94,223	6,266	37	100,526
Percentage of total	94%	6%	0%	100%

Non-linked shareholder-backed
Loans	—	250	1,887	2,137
Equity securities and portfolio holdings in unit trusts	841	100	44	985
Debt securities	13,428	51,880	184	65,492
Other investments (including derivative assets)	—	1,111	809	1,920
Derivative liabilities	—	(935)	(201)	(1,136)

Total financial investments, net of derivative liabilities	14,269	52,406	2,723	69,398
Percentage of total	21%	75%	4%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans	—	250	1,887	2,137
Equity securities and portfolio holdings in unit trusts	116,573	3,000	649	120,222
Debt securities	31,548	100,687	670	132,905
Other investments (including derivative assets)	175	2,332	3,758	6,265
Derivative liabilities	(33)	(1,455)	(201)	(1,689)

Total financial investments, net of derivative liabilities	148,263	104,814	6,763	259,840
Investment contracts liabilities without discretionary participation features held at fair value	—	(17,736)	—	(17,736)
Borrowings attributable to the with-profits fund held at fair value	—	(18)	—	(18)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(3,703)	(248)	(1,327)	(5,278)
Other financial liabilities held at fair value	—	(263)	(2,051)	(2,314)

Total financial instruments at fair value	144,560	86,549	3,385	234,494
Percentage of total	61%	37%	2%	100%

In addition to the financial instruments shown above, the assets and liabilities held for sale on the consolidated statement of financial position at 31 December 2013 in respect of Japan Life business included a net financial instruments balance of £934 million, primarily for equity securities and debt securities. Of this amount, £905 million has been classified as level 1 and £29 million as level 2.

	31 Dec 2012* £m
	Level 1	Level 2	Level 3	Total
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs
Analysis of financial investments, net of derivative liabilities by business type
With-profits
Equity securities and portfolio holdings in unit trusts	22,057	2,496	480	25,033
Debt securities	16,056	45,550	542	62,148
Other investments (including derivative assets)	108	1,743	2,574	4,425
Derivative liabilities	(61)	(1,075)	—	(1,136)

Total financial investments, net of derivative liabilities	38,160	48,714	3,596	90,470
Percentage of total	42%	54%	4%	100%

Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	72,488	183	39	72,710
Debt securities	3,660	5,409	2	9,071
Other investments (including derivative assets)	26	10	—	36
Derivative liabilities	—	(1)	—	(1)

Total financial investments, net of derivative liabilities	76,174	5,601	41	81,816
Percentage of total	93%	7%	0%	100%

Non-linked shareholder-backed
Loans	—	226	1,842	2,068
Equity securities and portfolio holdings in unit trusts	827	7	49	883
Debt securities	13,357	54,146	185	67,688
Other investments (including derivative assets)	24	2,301	761	3,086
Derivative liabilities	(16)	(1,484)	(195)	(1,695)

Total financial investments, net of derivative liabilities	14,192	55,196	2,642	72,030
Percentage of total	20%	76%	4%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans	—	226	1,842	2,068
Equity securities and portfolio holdings in unit trusts	95,372	2,686	568	98,626
Debt securities	33,073	105,105	729	138,907
Other investments (including derivative assets)	158	4,054	3,335	7,547
Derivative liabilities	(77)	(2,560)	(195)	(2,832)

Total financial investments, net of derivative liabilities	128,526	109,511	6,279	244,316
Investment contracts liabilities without discretionary participation features held at fair value	—	(16,309)	—	(16,309)
Borrowings attributable to the with-profits fund held at fair value	—	(40)	—	(40)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(3,653)	(268)	(1,224)	(5,145)
Other financial liabilities held at fair value	—	(259)	(2,021)	(2,280)

Total financial instruments at fair value	124,873	92,635	3,034	220,542
Percentage of total	57%	42%	1%	100%

*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Investment properties at fair value
Group total	31 Dec 2013 £m
	Level 1	Level 2	Level 3	Total
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable inputs
Investment properties	—	—	11,477	11,477

Assets and liabilities at amortised cost for which fair value is disclosed

The table below shows the assets and liabilities carried at amortised cost on the statement of financial position but for which fair value is disclosed in the financial statements. The assets and liabilities that are carried at amortised cost but where the carrying value approximates the fair value, are excluded from the analysis below.

	31 December 2013 £m
	Level 1	Level 2	Level 3	Total
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs
Assets
Loans	—	3,778	7,080	10,858

Liabilities
Investment contract liabilities without discretionary participation features	—	—	(2,441)	(2,441)
Core structural borrowings of shareholder-financed operations	—	(4,878)	(188)	(5,066)
Operational borrowings attributable to shareholder-financed operations	—	(2,010)	(142)	(2,152)
Borrowings attributable to the with-profits	—	(798)	(93)	(891)
Obligations under funding, securities lending and sale and repurchase agreements	—	(1,589)	(496)	(2,085)

The fair value of the assets and liabilities in the table above, with the exception of the subordinated and senior debt issued by the parent company, has been estimated from the discounted cash flows expected to be received or paid. Where appropriate, the observable market interest rate has been used and the assets and liabilities are classified within level 2. Otherwise, they are included as level 3 assets or liabilities.

The fair value included for the subordinated and senior debt issued by the parent company is determined using the quoted prices from independent third parties.

(c)	Valuation approach for Level 2 fair valued assets and liabilities

A significant proportion of the Group’s level 2 assets are corporate bonds, structured securities and other non-national government debt securities. These assets, in line with market practice, are generally valued using independent pricing services or third-party broker quotes. These valuations are determined using independent external quotations from multiple sources and are subject to a number of monitoring controls, such as monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades.

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

Generally, no adjustment is made to the prices obtained from independent third parties. Adjustment is made in only limited circumstances, where it is determined that the third party valuations obtained do not reflect fair value (eg either because the value is stale and/or the values are extremely diverse in range). These are usually securities which are distressed or that could be subject to a debt restructure or where reliable market prices are no longer available due to an inactive market or market dislocation. In these instances, prices are derived using internal valuation techniques including those as described above in this note with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date. The techniques used require a number of assumptions relating to variables such as credit risk and interest rates. Examples of such variables include an average credit spread based on the corporate bond universe and the relevant duration of the asset being valued. Prudential determines the input assumptions based on the best available information at the measurement dates. Securities valued in such manner are classified as level 3 where these significant inputs are not based on observable market data.

Of the total level 2 debt securities of £100,687 million at 31 December 2013 (2012: £105,105 million), £8,556 million are valued internally (2012: £8,248 million). The majority of such securities are valued using matrix pricing, which is based on assessing the credit quality of the underlying borrower to derive a suitable discount rate relative to government securities of a comparable duration. Under matrix pricing, the debt securities are priced taking the credit spreads on comparable quoted public debt securities and applying these to the equivalent debt instruments factoring in a specified liquidity premium. The majority of the parameters used in this valuation technique are readily observable in the market and, therefore, are not subject to interpretation.

(d)	Fair value measurements for level 3 fair valued assets and liabilities

Reconciliation of movements in level 3 asset and liabilities measured at fair value

The following table reconciles the value of level 3 fair valued assets and liabilities at 1 January 2013 to that presented at 31 December 2013.

Total investment return recorded in the income statement represents interest and dividend income, realised gains and losses, unrealised gains and losses on the assets classified at fair value through profit and loss and foreign exchange movements on an individual entity’s overseas investments.

Total gains and losses recorded in other comprehensive income includes unrealised gains and losses on debt securities held as available-for-sale within Jackson and foreign exchange movements arising from the retranslation of the Group’s overseas subsidiaries and branches.

	£m
	At 1 Jan	Total gains/ losses in income statement	Total gains/ losses recorded in other compre- hensive income	Acquisition of REALIC in 2012	Purchases	Sales	Settled	Issued	Reclassi- fication of Japan Life as held for sale	Transfers into level 3	Transfers out of Level 3	At 31 Dec
Financial instruments at fair value
2013
Loans	1,842	4	(37)	—	—	—	(66)	144	—	—	—	1,887
Equity securities and portfolio holdings in unit trusts	568	50	(3)	—	26	(73)	—	—	—	84	(3)	649
Debt securities	729	60	(4)	—	16	(146)	(1)	—	(28)	92	(48)	670
Other investments (including derivative assets)	3,335	426	(1)	—	80	(215)	—	81	—	52	—	3,758
Derivative liabilities	(195)	(6)	—	—	—	—	—	—	—	—	—	(201)

Total financial investments, net of derivative liabilities	6,279	534	(45)	—	122	(434)	(67)	225	(28)	228	(51)	6,763
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,224)	(57)	(1)	—	—	2	94	(141)	—	—	—	(1,327)
Other financial liabilities	(2,021)	3	41	—	—	—	144	(218)	—	—	—	(2,051)

Total financial instruments at fair value	3,034	480	(5)	—	122	(432)	171	(134)	(28)	228	(51)	3,385

2012
Loans	—	(46)	(42)	1,858	—	—	(12)	84		—	—	1,842
Equity securities and portfolio holdings in unit trusts	375	49	44	—	255	(98)	—	—		6	(63)	568
Debt securities	859	65	(3)	—	260	(228)	(73)	—		18	(169)	729
Other investments (including derivative assets)	3,277	250	(61)	—	482	(613)	—	—		—	—	3,335
Derivative liabilities	(218)	13	—	—	—	—	—	—		—	10	(195)

Total financial investments, net of derivative liabilities	4,293	331	(62)	1,858	997	(939)	(85)	84		24	(222)	6,279
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(911)	(20)	(47)	—	(153)	—	—	(93)		—	—	(1,224)
Other financial liabilities	—	41	46	(2,075)	—	—	73	(106)		—	—	(2,021)

Total financial instruments at fair value	3,382	352	(63)	(217)	844	(939)	(12)	(115)		24	(222)	3,034

Other assets at fair value
2013
Investment properties	10,554	441	(15)	—	1,110	(613)	—	—	—	—	—	11,477

Of the total net gains and losses in the income statement of £480 million (2012: £419 million), £415 million (2012: £126 million) relates to net unrealised gains relating to financial instruments still held at the end of the period, which can be analysed as follows:

	2013 £m	2012 £m
Equity securities	46	27
Debt securities	30	51
Other investments	397	48
Derivative liabilities	(8)	—
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(57)	—
Other financial liabilities	7	—

Total	415	126

Valuation approach for Level 3 fair valued assets and liabilities

Financial instruments at fair value

Investments valued using valuation techniques include financial investments which by their nature do not have an externally quoted price based on regular trades, and financial investments for which markets are no longer active as a result of market conditions eg market illiquidity. The valuation techniques used include comparison to recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and, if applicable, enterprise valuation. These techniques may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these instruments. When determining the inputs into the valuation techniques used priority is given to publicly available prices from independent sources when available, but overall the source of pricing is chosen with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date.

The fair value estimates are made at a specific point in time, based upon available market information and judgments about the financial instruments, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Group’s entire holdings of a particular financial instrument, nor do they consider the tax impact of the realisation of unrealised gains or losses from selling the financial instrument being fair valued. In some cases the disclosed value cannot be realised in immediate settlement of the financial instrument.

In accordance with the Group’s risk management framework, the estimated fair value of derivative financial instruments valued internally using standard market practices are subject to assessment against external counterparties’ valuations.

At 31 December 2013 the Group held £3,385 million (2012: £3,034 million), 2 per cent of the total fair valued financial assets net of fair valued financial liabilities (2012: 1 per cent), within level 3.

Included within these amounts were loans of £1,887 million at 31 December 2013 (2012: £1,842 million), measured at the loan outstanding balance, attached to REALIC acquired in 2012 and held to back the liabilities for funds withheld under reinsurance arrangements. The funds withheld liability of £2,051 million at 31 December 2013 (2012: £2,021 million) was also classified within level 3, accounted for on a fair value basis being equivalent to the carrying value of the underlying assets.

Excluding the loans and funds withheld liability under REALIC’s reinsurance arrangements as described above, which amounted to a net liability of £(164) million (2012: £(179) million), the level 3 fair valued financial assets net of financial liabilities were £3,549 million (2012: £3,213 million). Of this amount, a net liability of £(304) million (2012: net liability of £(213) million) were internally valued, representing 0.1 per cent of the total fair valued financial assets net of financial liabilities (2012: 0.1 per cent). Internal valuations are inherently more subjective than external valuations. Included within these internally valued net liabilities were:

(a)	Debt securities of £118 million (2012: £75 million), which were either valued on a discounted cash flow method with an internally developed discount rate or on external prices adjusted to reflect the specific known conditions relating to these securities (eg distressed securities or securities which were being restructured).

(b)	Private equity and venture investments of £878 million (2012: £904 million) which were valued internally based on management information available for these investments. These investments were principally held by consolidated investment funds which are managed on behalf of third-parties.

(c)	Liabilities of £(1,301) million (2012: £(1,199) million) for the Net asset value attributable to external unit holders respect of the consolidated investment funds, which are non-recourse to the Group. These liabilities are valued by reference to the underlying assets.

(d)	Other sundry individual financial investments of £1 million (2012: £7 million).

Of the internally valued net liability referred to above of £(304) million (2012: net liability of £(213) million):

(e)	A net liability of £(380) million (2012: net liability of £(240) million) was held by the Group’s participating funds and therefore shareholders’ profit and equity are not impacted by movements in the valuation of these financial instruments.

(f)	A net asset of nil (2012: £3 million) was held by the Group’s unit-linked funds for which the investment return is wholly attributable to policyholders.

(g)	A net asset of £76 million (2012: £24 million) was held to support non-linked shareholder-backed business. If the value of all the level 3 instruments held to support non-linked shareholder-backed business valued internally was varied downwards by 10 per cent, the change in valuation would be £8 million (2012: £2 million), which would reduce shareholders’ equity by this amount before tax. Of this amount, a decrease of £6 million (2012: an increase of £1 million) would pass through the income statement substantially as part of short-term fluctuations in investment returns outside of operating profit and a £2 million decrease (2012: a £3 million decrease) would be included as part of other comprehensive income, being unrealised movements on assets classified as available-for-sale.

Other assets at fair value – Investment properties

The investment properties of the Group are principally held by the UK insurance operations which are externally valued by professionally qualified external valuers using the Royal Institution of Chartered Surveyors (RICS) valuation standards. An ‘income capitalisation’ technique is predominantly applied for these properties. This technique calculates the value through the yield and rental value depending on factors such as the lease length, building quality, covenant and location. The variables used are compared to recent transactions with similar features to those of the Group’s investment properties. As the comparisons are not with properties which are virtually identical to Group’s investment properties, adjustments are made by the valuers where appropriate to the variables used. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of the properties.

(e)	Transfers into and transfers out of levels

The Group’s policy is to recognise transfers into and transfers out of levels as of the end of each half year reporting period except for material transfers which are recognised as of the date of the event or change in circumstances that caused the transfer.

During 2013, the transfers between levels within the Group’s portfolio were primarily transfers from level 1 to 2 of £471 million and transfers from level 2 to level 1 of £260 million. These transfers which relate to equity securities and debt securities arose to reflect the change in the observability of the inputs used in valuing these securities.

In addition, the transfers into and out of level 3 in 2013 were £228 million and £(51) million, respectively. These transfers were between levels 3 and 2 and primarily for equity securities and debt securities.

(f)	Valuation processes applied by the Group

The Group’s valuation policies, procedures and analyses for instruments categorised as level 3 are overseen by Business Unit committees as part of the Group’s wider financial reporting governance processes. The procedures undertaken include approval of valuation methodologies, verification processes, and resolution of significant or complex valuation issues. In undertaking these activities the Group makes use of the extensive expertise of its asset management functions.

C3.3	Debt securities

This note provides analysis of the Group’s debt securities, including asset- backed securities and sovereign debt securities, by segment.

Debt securities are carried at fair value. The amounts included in the statement of financial position are analysed as follows, with further information relating to the credit quality of the Group’s debt securities at 31 December 2013 provided in the notes below.

	2013 £m	2012* £m
Insurance operations:
Asianote (a)	18,554	20,067
USnote (b)	30,292	32,993
UKnote (c)	82,014	84,008
Asset management operations	2,045	1,839

Total	132,905	138,907

*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

In the tables below, with the exception of some mortgage-backed securities, Standards & Poor’s (S&P) ratings have been used where available. For securities where S&P ratings are not immediately available, those produced by Moody’s and then Fitch have been used as an alternative.

(a)	Asia insurance operations

	2013 £m				2012* £m
	With-profits business	Unit-linked assets	Other business	Total	Total
S&P – AAA	489	13	222	724	785
S&P – AA+ to AA-	2,584	432	1,717	4,733	5,523
S&P – A+ to A-	1,710	257	929	2,896	3,272
S&P – BBB+ to BBB-	1,349	516	852	2,717	1,906
S&P – Other	351	238	844	1,433	3,132

	6,483	1,456	4,564	12,503	14,618

Moody’s – Aaa	1,076	218	434	1,728	1,389
Moody’s – Aa1 to Aa3	128	31	17	176	271
Moody’s – A1 to A3	104	22	51	177	147
Moody’s – Baa1 to Baa3	238	207	127	572	375
Moody’s – Other	30	13	33	76	112

	1,576	491	662	2,729	2,294

Fitch	415	131	182	728	533
Other	1,262	373	959	2,594	2,622

Total debt securities	9,736	2,451	6,367	18,554	20,067

*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

In addition to the debt securities shown above, the assets held for sale on the consolidated statement of financial position at 31 December 2013 in respect of Japan Life business included a debt securities balance of £387 million. Of this amount, £356 million were rated as AA+ to AA- and £29 million were rated A+ to A-.

The following table analyses debt securities of ‘Other business’ which are not externally rated by S&P, Moody’s or Fitch.

	2013 £m	2012* £m
Government bonds	387	58
Corporate bonds rated as investment grade by local external ratings agencies	491	428
Structured deposits issued by banks which are rated, but specific deposits are not	1	—
Other	80	123

	959	609

*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

(b)	US insurance operations

(i)	Overview

	2013 £m	2012 £m
Corporate and government security and commercial loans:
Government	3,330	4,126
Publicly traded and SEC Rule 144A securities*	18,875	19,699
Non-SEC Rule 144A securities	3,395	3,542

Total	25,600	27,367
Residential mortgage-backed securities (RMBS)	1,760	2,400
Commercial mortgage-backed securities (CMBS)	2,339	2,639
Other debt securities	593	587

Total US debt securities†	30,292	32,993

*	A 1990 SEC rule that facilitates the resale of privately placed securities under Rule 144A that are without SEC registration to qualified institutional investors. The rule was designed to develop a more liquid and efficient institutional resale market for unregistered securities.
†	Debt securities for US operations included in the statement of financial position comprise:

	2013 £m	2012 £m
Available-for-sale	30,205	32,825
Fair value through profit and loss:
Securities held to back liabilities for funds withheld under reinsurance arrangement	87	168

	30,292	32,993

(ii)	Valuation basis, presentation of gains and losses and securities in an unrealised loss position

Under IAS 39, unless categorised as ‘held to maturity’ or ‘loans and receivables’ debt securities are required to be fair valued. Where available, quoted market prices are used. However, where securities do not have an externally quoted price based on regular trades or where markets for the securities are no longer active as a result of market conditions, IAS 39 requires that valuation techniques be applied. IFRS 13 requires classification of the fair values applied by the Group into a three level hierarchy. At 31 December 2013, 0.1 per cent of Jackson’s debt securities were classified as Level 3 (31 December 2012: 0.1 per cent) comprising of fair values where there are significant inputs which are not based on observable market data.

Except for certain assets covering liabilities that are measured at fair value, the debt securities of the US insurance operations are classified as ‘available-for-sale’. Unless impaired, fair value movements are recognised in other comprehensive income. Realised gains and losses, including impairments, recorded in the income statement are as shown in note B1.2 of this report.

Movements in unrealised gains and losses

There was a movement in the statement of financial position value for debt securities classified as available-for-sale from a net unrealised gain of £2,807 million to a net unrealised gain of £781 million as analysed in the table below. This decrease reflects the effects of rising long-term interest rates.

	2013 £m	Changes in unrealised appreciation**	Foreign exchange translation	2012 £m
		Reflected as part of movement in Other comprehensive income £m	£m
Assets fair valued at below book value
Book value*	10,825			4,551
Unrealised (loss) gain	(849)	(714)	43	(178)

Fair value (as included in statement of financial position)	9,976			4,373

Assets fair valued at or above book value
Book value*	18,599			25,467
Unrealised gain (loss)	1,630	(1,375)	20	2,985

Fair value (as included in statement of financial position)	20,229			28,452

Total
Book value*	29,424			30,018
Net unrealised gain (loss)	781	(2,089)	63	2,807

Fair value (as included in statement of financial position)	30,205			32,825

*	Book value represents cost/amortised cost of the debt securities.
**	Translated at the average rate of US$1.5646: £1.00

Debt securities classified as available-for-sale in an unrealised loss position

(a)	Fair value of securities as a percentage of book value

The following table shows the fair value of the debt securities in a gross unrealised loss position for various percentages of book value:

	2013 £m		2012 £m
	Fair value	Unrealised loss	Fair value	Unrealised loss
Between 90% and 100%	7,624	(310)	4,214	(112)
Between 80% and 90%	1,780	(331)	85	(13)
Below 80%	572	(208)	74	(53)

Total	9,976	(849)	4,373	(178)

(b)	Unrealised losses by maturity of security

	2013 £m	2012 £m
1 year to 5 years	(5)	(1)
5 years to 10 years	(224)	(9)
More than 10 years	(558)	(91)
Mortgage-backed and other debt securities	(62)	(77)

Total	(849)	(178)

(c)	Age analysis of unrealised losses for the periods indicated

The following table shows the age analysis of all the unrealised losses in the portfolio by reference to the length of time the securities have been in an unrealised loss position:

	2013 £m			2012 £m
	Non- investment grade	Investment grade	Total	Non- investment grade	Investment grade	Total
Less than 6 months	(2)	(52)	(54)	(5)	(101)	(106)
6 months to 1 year	(12)	(329)	(341)	(1)	(1)	(2)
1 year to 2 years	(2)	(423)	(425)	(2)	—	(2)
2 years to 3 years	(1)	—	(1)	(1)	—	(1)
More than 3 years	(13)	(15)	(28)	(31)	(36)	(67)

Total	(30)	(819)	(849)	(40)	(138)	(178)

(d)	Securities whose fair value were below 80 per cent of the book value

£208 million of the £849 million of gross unrealised losses as shown in the table (a) above at 31 December 2013 (31 December 2012: £53 million of the £178 million of gross unrealised losses) related to securities whose fair value was below 80 per cent of the book value. The analysis of the £208 million (31 December 2012: £53 million), by category of debt securities and by age analysis indicating the length of time for which their fair value was below 80 per cent of the book value, is as follows:

	2013 £m		2012 £m
Category analysis	Fair value	Unrealised loss	Fair value	Unrealised loss
Residential mortgage-backed securities
Prime (including agency)	—	—	5	(2)
Sub-prime	4	(1)	18	(8)

	4	(1)	23	(10)
Commercial mortgage-backed securities	16	(6)	10	(23)
Other asset-backed securities	9	(6)	41	(20)

Total structured securities	29	(13)	74	(53)
Government bonds	521	(188)	—	—
Corporates	22	(7)	—	—

Total	572	(208)	74	(53)

The following table shows the age analysis as at 31 December 2013, of the securities whose fair value were below 80 per cent of the book value:

	2013 £m		2012 £m
Age analysis	Fair value	Unrealised loss	Fair value	Unrealised loss
Less than 3 months	93	(24)	7	(2)
3 months to 6 months	418	(159)	—	—
More than 6 months	61	(25)	67	(51)

	572	(208)	74	(53)

(iii) Ratings

The following table summarises the securities detailed above by rating using S&P, Moody’s, Fitch and implicit ratings of mortgage-backed securities based on National Association of Insurance Commissioners (NAIC) valuations:

	2013 £m	2012 £m
S&P – AAA	132	187
S&P – AA+ to AA-	5,252	6,343
S&P – A+ to A-	7,728	7,728
S&P – BBB+ to BBB-	9,762	10,230
S&P – Other	941	1,173

	23,815	25,661

Moody’s – Aaa	65	55
Moody’s – Aa1 to Aa3	13	18
Moody’s – A1 to A3	65	21
Moody’s – Baa1 to Baa3	70	56
Moody’s – Other	10	13

	223	163

Implicit ratings of MBS based on NAIC* valuations (see below)
NAIC 1	2,774	2,934
NAIC 2	179	207
NAIC 3-6	87	321

	3,040	3,462

Fitch	159	184
Other **	3,055	3,523

Total debt securities	30,292	32,993

*	The Securities Valuation Office of the NAIC classifies debt securities into six quality categories ranging from Class 1 (the highest) to Class 6 (the lowest). Performing securities are designated as Classes 1 to 5 and securities in or near default are designated Class 6.
**	The amounts within ‘Other’ which are not rated by S&P, Moody’s nor Fitch, nor are MBS securities using the revised regulatory ratings, have the following NAIC classifications:

	2013 £m	2012 £m
NAIC 1	1,165	1,453
NAIC 2	1,836	2,022
NAIC 3-6	54	48

	3,055	3,523

For some mortgage-backed securities within Jackson, the table above includes these securities using the regulatory ratings detail issued by the NAIC. These regulatory ratings levels were established by external third parties (PIMCO for residential mortgage-backed securities and BlackRock Solutions for commercial mortgage-backed securities).

(c)	UK insurance operations

			Other funds and subsidiaries			UK insurance operations
	Scottish Amicable Insurance Fund	PAC with- profits fund	Unit-linked assets	PRIL	Other annuity and long-term business	2013 Total	2012 Total *
	£m	£m	£m	£m	£m	£m	£m
S&P – AAA	367	4,403	785	2,944	338	8,837	9,200
S&P – AA+ to AA-	502	5,421	1,202	3,161	404	10,690	9,688
S&P – A+ to A-	825	10,896	1,720	6,599	851	20,891	23,000
S&P – BBB+ to BBB-	819	9,972	1,679	4,017	638	17,125	17,720
S&P – Other	214	2,578	97	292	74	3,255	3,043

	2,727	33,270	5,483	17,013	2,305	60,798	62,651

Moody’s – Aaa	93	1,544	229	395	72	2,333	8,446
Moody’s – Aa1 to Aa3	105	2,525	1,107	2,179	504	6,420	1,420
Moody’s – A1 to A3	49	847	55	994	132	2,077	927
Moody’s – Baa1 to Baa3	41	702	93	331	47	1,214	1,385
Moody’s – Other	10	125	—	4	1	140	307

	298	5,743	1,484	3,903	756	12,184	12,485

Fitch	18	349	60	166	18	611	527
Other	297	5,353	144	2,433	194	8,421	8,345

Total debt securities	3,340	44,715	7,171	23,515	3,273	82,014	84,008

*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Where no external ratings are available, internal ratings produced by the Group’s asset management operation, which are prepared on the Company’s assessment of a comparable basis to external ratings, are used where possible. The £8,421 million total debt securities held at 31 December 2013 (2012: £8,345 million) which are not externally rated are either internally rated or unrated. These are analysed as follows:

	2013 £m	2012* £m
Internal ratings or unrated:
AAA to A-	3,691	3,173
BBB to B-	3,456	3,810
Below B- or unrated	1,274	1,362

Total	8,421	8,345

*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

The majority of unrated debt security investments were held in SAIF and the PAC with-profits fund and relate to convertible debt and other investments which are not covered by ratings analysts nor have an internal rating attributed to them. For the £2,627 million for PRIL and other annuity and long-term business investments for non-linked shareholder-backed business which are not externally rated, £605 million were internally rated AA+ to AA-, £948 million A+ to A-, £868 million BBB+ to BBB-, £65 million BB+ to BB- and £141 million were internally rated B+ and below or unrated.

(d)	Asset management operations

The debt securities are all held by M&G (Prudential Capital).

	2013 £m	2012 £m
M&G
AAA to A- by Standard & Poor’s or Aaa to A3 rated by Moody’s	1,690	1,529
Other	355	310

Total M&G (including Prudential Capital)	2,045	1,839

(e)	Asset-backed securities

The Group’s holdings in asset-backed securities (ABS), which comprise residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), collateralised debt obligations (CDO) funds and other asset-backed securities, at 31 December 2013 is as follows:

	2013 £m	2012 £m
Shareholder-backed operations (excluding assets held in unit-linked funds):
Asia insurance operationsnote (i)	139	144
US insurance operationsnote (ii)	4,692	5,626
UK insurance operations (2013: 36% AAA, 23% AA)note (iii)	1,727	1,408
Other operationsnote (iv)	667	566

	7,225	7,744

With-profits operations:
Asia insurance operations note (i)	200	241
UK insurance operations (2013: 60% AAA, 12% AA)note (iii)	5,765	5,850

	5,965	6,091

Total	13,190	13,835

Notes

(i)	Asia insurance operations
The Asia insurance operations’ exposure to asset-backed securities is primarily held by the with-profits operations. Of the £200 million, 53 per cent (31 December 2012: 63 per cent) are investment graded.

(ii)	US insurance operations
US insurance operations’ exposure to asset-backed securities at 31 December 2013 comprises:

	2013 £m	2012 £m
RMBS
Sub-prime (2013: 10% AAA, 10% AA)	255	261
Alt-A (2013: 1% AA, 7% BBB)	270	323
Prime including agency (2013: 75% AA, 2% A)	1,235	1,816
CMBS (2013: 43% AAA, 22% AA)	2,339	2,639
CDO funds (2013: 25% AA, 19% A), including £nil exposure to sub-prime	46	44
Other ABS (2013: 25% AAA, 20% AA), including £69 million exposure to sub-prime	547	543

Total	4,692	5,626

(iii)	UK insurance operations
The majority of holdings of the shareholder-backed business relates to the UK market and primarily relates to investments held by PRIL. Of the holdings of the with-profits operations, £1,490 million (31 December 2012: £1,697 million) relates to exposure to the US markets and with the remaining exposure being primarily to the UK market.

(iv)	Asset management operations
Asset management operations’ exposure to asset-backed securities is held by Prudential Capital with no sub-prime exposure. Of the £667 million, 85 per cent (31 December 2012: 77 per cent) are graded AAA.

(f)	Group sovereign debt and bank debt exposure

The Group exposures held by the shareholder-backed business and with-profits funds in sovereign debts and bank debt securities at 31 December 2013:

Exposure to sovereign debts

	2013 £m		2012* £m
	Shareholder- backed business	With-profits funds	Shareholder- backed business	With-profits funds
Italy	53	53	51	59
Spain	1	14	1	31
France	19	—	18	—
Germany	413	389	444	469
Other Europe (principally Belgium and Isle of Man)	45	45	50	41

Total Continental Europe	531	501	564	600
United Kingdom	3,516	2,432	3,432	2,306

Total Europe	4,047	2,933	3,996	2,906
United States**	3,045	4,026	3,725	3,547
Other, predominantly Asia	3,084	1,508	3,069	1,401

Total	10,176	8,467	10,790	7,854

*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new accounting standards described in A2 and their consequential impact.
**	The exposure to the United States sovereign debt comprises holdings of Jackson, the UK and Asia insurance operations.

The table above excludes assets held to cover linked liabilities and those of the consolidated unit trusts and similar funds. In addition, the table above excludes the proportionate share of sovereign debt holdings of the Group’s joint venture operations. As discussed in note A2 following the adoption of IFRS 11 these operations are accounted for using single line equity method in the balance sheet.

Exposure to bank debt securities

	Bank debt securities £m
	Senior debt			Subordinated debt			Total
Shareholder-backed business	Covered	Senior	Total senior debt	Tier 2	Tier 1	Total subordinated debt	31 Dec 2013	31 Dec 2012
Portugal	—	45	45	—	—	—	45	37
Ireland	—	17	17	—	—	—	17	16
Italy	—	30	30	—	—	—	30	39
Spain	100	12	112	23	—	23	135	168
Austria	—	—	—	12	—	12	12	11
France	23	64	87	71	17	88	175	195
Germany	—	3	3	63	—	63	66	22
Netherlands	—	14	14	57	81	138	152	182

Total Continental Europe	123	185	308	226	98	324	632	670
United Kingdom	409	175	584	673	112	785	1,369	1,466

Total Europe	532	360	892	899	210	1,109	2,001	2,136
United States	—	1,688	1,688	456	19	475	2,163	2,243
Other, predominantly Asia	21	281	302	300	96	396	698	741

Total	553	2,329	2,882	1,655	325	1,980	4,862	5,120

With-profits funds
Portugal	—	6	6	—	—	—	6	6
Ireland	10	—	10	—	—	—	10	6
Italy	15	67	82	—	—	—	82	75
Spain	136	13	149	—	—	—	149	186
France	12	168	180	57	—	57	237	157
Germany	—	24	24	—	—	—	24	—
Netherlands	—	208	208	7	—	7	215	138

Total Continental Europe	173	486	659	64	—	64	723	568
United Kingdom	598	442	1,040	635	20	655	1,695	1,904

Total Europe	771	928	1,699	699	20	719	2,418	2,472

United States	—	1,942	1,942	129	143	272	2,214	2,083
Other, predominantly Asia	108	638	746	174	182	356	1,102	655

Total	879	3,508	4,387	1,002	345	1,347	5,734	5,210

The table above excludes assets held to cover linked liabilities and those of the consolidated unit trusts and similar funds. In addition, the table above excludes the proportionate share of sovereign debt holdings of the Group’s joint venture operations. As discussed in note A2 following the adoption of IFRS 11 these operations are accounted for using a single line equity method in the balance sheet.

C3.4	Loans portfolio

Loans are accounted for at amortised cost net of impairment except for:

–	certain mortgage loans which have been designated at fair value through profit and loss of the UK insurance operations as this loan portfolio is managed and evaluated on a fair value basis; and

–	certain policy loans of the US insurance operations which are held to back liabilities for funds withheld under reinsurance arrangement and are also accounted on a fair value basis.

The amounts included in the statement of financial position are analysed as follows:

	2013 £m	2012* £m
Insurance operations:
Asianote (a)	922	1,006
USnote (b)	6,375	6,235
UKnote (c)	4,173	4,303
Asset management operations:
M&Gnote (d)	1,096	1,199

Total	12,566	12,743

*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

(a)	Asia insurance operations

The loans of the Group’s Asia insurance operations comprise:

	2013 £m	2012* £m
Mortgage loans‡	57	43
Policy loans‡	611	602
Other loans‡‡	254	361

Total Asia insurance operations loans	922	1,006

*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.
‡	The mortgage and policy loans are secured by properties and life insurance policies respectively.
‡‡	The majority of the other loans are commercial loans held by the Malaysia operation and which are all investment graded by two local rating agencies.

(b)	US insurance operations

The loans of the Group’s US insurance operations comprise:

	2013 £m			2012 £m
	Loans backing liabilities for funds withheld	Other loans	Total	Loans backing liabilities for funds withheld	Other loans	Total
Mortgage loans+	—	3,671	3,671	—	3,543	3,543
Policy loans++	1,887	817	2,704	1,842	850	2,692

Total US insurance operations loans	1,887	4,488	6,375	1,842	4,393	6,235

†	All of the mortgage loans are commercial mortgage loans which are collateralised by properties. The property types are industrial, multi-family residential, suburban office, retail and hotel. The breakdown by property type is as follows:

	2013%	2012%
Industrial	28	29
Multi-family residential	30	25
Office	13	17
Retail	19	19
Hotels	9	10
Other	1	—

	100	100

††	The policy loans are fully secured by individual life insurance policies or annuity policies. The purchase of REALIC in the second half of 2012 included policy loans which are accounted for at fair value through profit and loss to back liabilities for funds withheld under reinsurance. The policy loans are valued at £1,887 million at 31 December 2013 (2012: £1,842 million). All other policy loans are accounted for at amortised cost, less any impairment.

The US insurance operations’ commercial mortgage loan portfolio does not include any single-family residential mortgage loans and is therefore not exposed to the risk of defaults associated with residential sub-prime mortgage loans. The average loan size is £6.5 million (2012: £6.3 million). The portfolio has a current estimated average loan to value of 61 per cent (2012: 65 per cent).

At 31 December 2013, Jackson had mortgage loans with a carrying value of £47 million (2012: £78 million) where the contractual terms of the agreements had been restructured.

(c)	UK insurance operations

The loans of the Group’s UK insurance operations comprise:

	2013 £m	2012* £m
SAIF and PAC WPSF
Mortgage loans†	1,183	1,311
Policy loans	12	16
Other loans‡	1,629	1,712

Total SAIF and PAC WPSF loans	2,824	3,039

Shareholder-backed operations
Mortgage loans†	1,345	1,259
Other loans	4	5

Total loans of shareholder-backed operations	1,349	1,264

Total UK insurance operations loans	4,173	4,303

*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.
†	The mortgage loans are collateralised by properties. By carrying value, 84 per cent of the £1,345 million held for shareholder-backed business relates to lifetime (equity release) mortgage business which has an average loan to property value of 30 per cent.
‡	Other loans held by the PAC with-profits fund are all commercial loans and comprise mainly syndicated loans.

(d)	Asset management operations

The M&G loans relate to loans and receivables managed by Prudential Capital. These assets are generally secured but most have no external credit ratings. Internal ratings prepared by the Group’s asset management operations, as part of the risk management process, are:

	2013 £m	2012 £m
Loans and receivables internal ratings:
AAA	108	—
AA+ to AA-	28	—
BBB+ to BBB-	516	836
BB+ to BB-	174	339
B+ to B-	250	24
Other	20	—

Total M&G (including Prudential Capital) loans	1,096	1,199

C3.5	Financial instruments-additional information

(a)	Market risk

(i)	Liquidity analysis

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

	2013 £m
	Total carrying value	1 Year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	No stated maturity	Total
Financial liabilities
Core structural borrowings of shareholder-financed operationsC6.1	4,636	166	928	1,100	823	1,196	2,542	1,721	8,476
Operational borrowings attributable to shareholder-financed operationsC6.2	2,152	1,790	375	—	—	—	—	—	2,165
Borrowings attributable to with-profits fundsC6.2	895	118	406	211	48	12	70	189	1,054
Obligations under funding, securities lending and sale and repurchase agreements	2,074	2,074	—	—	—	—	—	—	2,074
Other liabilities	3,736	1,526	44	58	—	—	—	2,108	3,736
Net asset value attributable to unit holders of consolidated unit-trusts and similar funds	5,278	5,278	—	—	—	—	—	—	5,278
Other creditors	3,307	3,049	24	39	79	74	386	—	3,651

	22,078	14,001	1,777	1,408	950	1,282	2,998	4,018	26,434

	2012* £m
	Total carrying value	1 Year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	No stated maturity	Total
Financial liabilities
Core structural borrowings of shareholder-financed operationsC6.1	3,554	140	791	603	958	1,038	691	1,753	5,974
Operational borrowings attributable to shareholder-financed operationsC6.2	2,245	1,708	558	—	—	—	—	—	2,266
Borrowings attributable to with-profits fundsC6.2	968	115	542	199	71	12	73	129	1,141
Obligations under funding, securities lending and sale and repurchase agreements	2,381	2,381	—	—	—	—	—	—	2,381
Other liabilities	3,442	934	45	5	—	—	—	2,458	3,442
Net asset value attributable to unit holders of consolidated unit-trusts and similar funds	5,145	5,145	—	—	—	—	—	—	5,145
Other creditors	2,701	2,435	23	36	73	70	406	—	3,043

	20,436	12,858	1,959	843	1,102	1,120	1,170	4,340	23,392

*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Maturity analysis of derivatives

The following table shows the gross and net derivative positions together with a maturity profile of the net derivative position:

	Carrying value of net derivatives £m			Maturity profile of net derivative position £m
	Derivative assets	Derivative liabilities	Net derivative position	1 Year or less	After 1 year to 3 years	After 3 years to 5 years	After 5 years	Total
2013	2,329	(1,689)	640	697	(12)	(9)	18	694
2012*	3,862	(2,832)	1,030	1,022	(22)	(14)	(50)	936

*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

The majority of derivative assets and liabilities have been included at fair value within the one year or less column, representing the basis on which they are managed (ie to manage principally asset or liability value exposures). The Group has no cash flow hedges and in general, contractual maturities are not considered essential for an understanding of the timing of the cash flows for these instruments. The only exception is certain identified interest rate swaps which are fully expected to be held until maturity solely for the purposes of matching cash flows on separately held assets and liabilities. For these instruments the undiscounted cash flows (including contractual interest amounts) due to be paid under the swap contract assuming conditions are consistent with those at year end are included in the column relating to the contractual maturity of the derivative.

The table below shows the maturity profile for investment contracts on an undiscounted basis to the nearest £ billion. This maturity profile has been based on the cash flow projections of expected benefit payments as part of the determination of the value of in-force business when preparing EEV basis results.

	£bn
	1 Year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	Total undis- counted value	Total carrying value
2013	5	18	17	13	10	9	72	56
2012	4	16	15	11	8	10	64	52

Most investment contracts have options to surrender early, often subject to surrender or other penalties. Therefore most contracts can be said to have a contractual maturity of less than one year, but in reality the additional charges and term of the contracts means these are unlikely to be exercised in practice and the more useful information is to present information on expected payment.

The maturity profile above excludes certain corporate unit-linked business with gross policyholder liabilities of £13 billion (2012: £12 billion) which have no stated maturity but which are repayable on demand.

This table has been prepared on an undiscounted basis and accordingly the amounts shown for life assurance investment contracts differ from those disclosed on the statement of financial position. Durations of long-term business contracts, covering insurance and investment contracts, on a discounted basis are included in section C4.

The vast majority of the Group’s financial assets are held to back the Group’s policyholder liabilities. Although asset/liability matching is an important component of managing policyholder liabilities (both those classified as insurance and those classified as investments), this profile is mainly relevant for managing market risk rather than liquidity risk. Within each business unit this asset/liability matching is performed on a portfolio by portfolio basis.

In terms of liquidity risk a large proportion of the policyholder liabilities contain discretionary surrender values or surrender charges, meaning that many of the Group’s liabilities are expected to be held for the long term. Much of the Group’s investment portfolios are in marketable securities, which can therefore be converted quickly to liquid assets.

For the reasons above an analysis of the Group’s assets by contractual maturity is not considered appropriate to evaluate the nature and extent of the Group’s liquidity risk.

(ii)	Market and other financial risks

The Group’s maximum exposure to credit risk of financial instruments before any allowance for collateral or allocation of losses to policyholders is represented by the carrying value of financial instruments on the balance sheet that have exposures to credit risk comprising cash and cash equivalents, deposits, debt securities, loans and derivative assets, and other debtors, the carrying value of which are disclosed at the start of this note and note (b) below for derivative assets. The collateral in place in relation to derivatives is described in note (c) below. Notes C3.4, describe the security for these loans held by the Group, as disclosed at the start of this note.

Of the total loans and receivables held, £14 million (2012: £25 million) are past their due date but have not been impaired. Of the total past due but not impaired, £9 million is less than one year past their due date (2012: £18 million). The Group expects full recovery of these loans and receivables.

No further analysis has been provided of the element of loans and receivables that was neither past due nor impaired for the total portfolio on the grounds of immateriality of the difference between the neither past due nor impaired elements and the total portfolio.

Financial assets that would have been past due or impaired had the terms not been renegotiated amounted to £59 million (2012: £86 million).

In addition, during the year the Group took possession of £nil (2012: £16 million) of other collateral held as security, which mainly consists of assets that could be readily converted into cash.

Further details of collateral and pledges are provided in note (c) below.

(iii)	Foreign exchange risk

As at 31 December 2013, the Group held 20 per cent (2012: 19 per cent) and 7 per cent (2012: 7 per cent) of its financial assets and financial liabilities respectively, in currencies, mainly US dollar and Euro, other than the functional currency of the relevant business unit.

Of these financial assets, 58 per cent (2012: 56 per cent) are held by the PAC with-profits fund, allowing the fund to obtain exposure to foreign equity markets.

Of these financial liabilities, 28 per cent (2012: 28 per cent) are held by the PAC with-profits fund, mainly relating to foreign currency borrowings.

The exchange risks inherent in these exposures are mitigated through the use of derivatives, mainly forward currency contracts (note (b) below).

The amount of exchange loss recognised in the income statement in 2013, except for those arising on financial instruments measured at fair value through profit and loss, is £284 million (2012: £213 million loss). This constitutes £1 million gain (2012: £1 million loss) on Medium Term Notes liabilities and £285 million of net loss (2012: £212 million net loss), mainly arising on investments of the PAC with-profits fund. The gains/losses on Medium Term Notes liabilities are fully offset by value movements on cross-currency swaps, which are measured at fair value through profit and loss.

(b)	Derivatives and hedging

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

The total fair value balances of derivative assets and liabilities as at 31 December 2013 were as follows:

	2013 £m
	Asia insurance operations	US insurance operations	UK insurance operations	Asset management	Unallocated to a segment	Group total
Derivative assets	41	766	1,472	47	3	2,329
Derivative liabilities	(58)	(515)	(804)	(112)	(200)	(1,689)

	(17)	251	668	(65)	(197)	640

	2012* £m
Derivative assets	927	1,546	1,349	38	2	3,862
Derivative liabilities	(837)	(645)	(1,010)	(150)	(190)	(2,832)

	90	901	339	(112)	(188)	1,030

*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

The above derivative assets are included in ‘other investments’ in the statement of financial position and are used for efficient portfolio management to obtain cost effective and efficient management of exposure to various markets in accordance with the Group’s investment strategies and to manage exposure to interest rate, currency, credit and other business risks. The Group also uses interest rate derivatives to reduce exposure to interest rate volatility. In particular:

•	UK with-profits funds use derivatives for efficient portfolio management or reduction in investment risks. For UK annuity business derivatives are used to assist with asset and liability cash flow matching.

•	US operations and some of the UK operations hold large amounts of interest-rate sensitive investments that contain credit risks on which a certain level of defaults is expected. These businesses have purchased some swaptions to manage the default risk on certain underlying assets and hence reduce the amount of regulatory capital held to support the assets.

•	Some products, especially in the US, have guarantee features linked to equity indexes. A mismatch between guaranteed product liabilities and the performance of the underlying assets, exposes the Group to equity index risk. In order to mitigate this risk, the relevant business units purchase swaptions, equity options and futures to better match asset performance with liabilities under equity-indexed products.

Hedging

The Group has formally assessed and documented the effectiveness of the following hedges under IAS 39.

Fair value hedges

The Group had previously designated as a fair value hedge certain fixed to floating rate swaps which hedge the fair value exposure to interest rate movements of certain of the Group’s operational borrowings. All of these hedges were terminated by January 2013. The fair value of the derivatives designated as fair value hedges above at 31 December 2012 was an asset of less than £1 million.

Movements in the fair value of the hedging instruments of a net gain of £0.3 million (2012: net loss of £3 million) and the hedged items of a net loss of £0.3 million (2012: net gain of £3 million) are recorded in the income statement in respect of these fair value hedges.

Net investment hedges

The Group has designated perpetual subordinated capital securities totalling US$3.55 billion (2012: US$2.85 billion) as a net investment hedge to hedge the currency risks related to the net investment in Jackson. The carrying value of the subordinated capital securities was £2,133 million as at 31 December 2013 (2012: £1,746 million). The foreign exchange gain of £46 million (2012: loss of £81 million) on translation of the borrowings to pounds sterling at the statement of financial position date is recognised in the translation reserve in shareholders’ equity. This net investment hedge was 100 per cent effective.

The Group has no cash flow hedges in place.

(c)	Derecognition, collateral and offsetting

Securities lending and reverse repurchase agreements

The Group has entered into securities lending (including repurchase agreements) whereby blocks of securities are loaned to third-parties, primarily major brokerage firms. The amounts above the fair value of the loaned securities required to be received as collateral by the agreements depend on the quality of the collateral, calculated on a daily basis. The loaned securities are not removed from the Group’s consolidated statement of financial position, rather they are retained within the appropriate investment classification. Collateral typically consists of cash, debt securities, equity securities and letters of credit.

At 31 December 2013, the Group had lent £3,791 million (2012: £3,015 million) of securities of which £2,910 million (2012: £2,047 million) was lent by the PAC with-profits fund and held collateral under such agreements of £3,930 million (2012: £3,137 million) of which £3,012 million (2012: £2,138 million) was held by the PAC with-profits fund.

At 31 December 2013, the Group had entered into reverse repurchase transactions under which it purchased securities and had taken on the obligation to resell the securities. The fair value of the collateral held in respect of these transactions was £9,931 million (2012: £8,454 million)

In addition, at 31 December 2013, the Group had entered into repurchase transactions for which the fair value of the collateral pledged was cash of £17 million and securities of £524 million (2012: securities pledged of £100 million).

Collateral and pledges under derivative transactions

At 31 December 2013, the Group had pledged £780 million (2012: £754 million) for liabilities and held collateral of £1,432 million (2012: £1,964 million) in respect of over-the-counter derivative transactions.

These transactions are conducted under terms that are usual and customary to collateralised transactions including, where relevant, standard securities lending and repurchase agreements.

Offsetting Assets and Liabilities

The Group’s derivative instruments, repurchase agreements and securities lending agreements are subject to master netting arrangements and collateral arrangements. A master netting arrangement with a counterparty creates a right of offset for amounts due to and due from that same counterparty that is enforceable in the event of a default or bankruptcy. The Group recognises amounts subject to master netting arrangements on a gross basis within the consolidated balance sheets.

The following tables present the gross and net information about the Group’s financial instruments subject to master netting arrangements:

	31 December 2013 £m
	Gross amount presented in the consolidated financial position(1)	Gross amounts not offset in the consolidated statement of financial position
		Financial instruments(2)	Cash collateral	Securities collateral(3)	Net amount
Financial Assets:
Derivative assets	2,136	(832)	(555)	(631)	118
Reverse repurchase agreements	9,931	—	—	(9,931)	—

	12,067	(832)	(555)	(10,562)	118

Financial Liabilities:
Derivative liabilities	(1,479)	832	222	333	(92)
Securities lending	(1,242)	—	1,242	—	—
Repurchase agreements	(541)	—	17	524	—

Total financial liabilities	(3,262)	832	1,481	857	(92)

	31 December 2012 £m
	Gross amount presented in the consolidated financial position(1)	Gross amounts not offset in the consolidated statement of financial position
		Financial instruments(2)	Cash collateral	Securities collateral(3)	Net amount
Financial Assets:
Derivative assets	3,683	(1,868)	(536)	(989)	290
Reverse repurchase agreements	8,454	—	—	(8,454)	—

	12,137	(1,868)	(536)	(9,443)	290

Financial Liabilities:
Derivative liabilities	(2,552)	1,868	205	70	(409)
Securities lending	(2,017)	—	2,017	—	—
Repurchase agreements	(100)	—	—	100	—

Total financial liabilities	(4,669)	1,868	2,222	170	(409)

(1)	The Group has not offset any of the amounts presented in the consolidated statement of financial position
(2)	Represents the amount that could be offset under master netting or similar arrangements where Group does not satisfy the full criteria to offset on the consolidated statement of financial position
(3)	Excludes initial margin amounts for exchange-traded derivatives

In the tables above, the amounts of assets or liabilities presented in the consolidated statement of financial position are offset first by financial instruments that have the right of offset under master netting or similar arrangements with any remaining amount reduced by the amount of cash and securities collateral. The actual amount of collateral may be greater than amounts presented in the tables.

(d)	Impairment of financial assets

In accordance with the Group’s accounting policy set out in note A3(j), impairment reviews were performed for available-for-sale securities and loans and receivables. In addition, impairment reviews were undertaken for the reinsurers’ share of insurance contract liabilities.

During the year ended 31 December 2013, net impairment reversals of £17 million (2012: losses of £50 million; 2011: losses of £126 million) were recognised for available-for-sale securities and loans and receivables analysed as shown in the attached table.

	2013 £m	2012 £m	2011 £m
Available-for-sale debt securities held by Jackson	(8)	(37)	(62)
Loans and receivables*	25	(13)	(64)

Net credit (charge) for impairment net of reversals	17	(50)	(126)

*	Relates to loans held by the UK with-profits fund and mortgage loans held by Jackson

Impairment recognised on available-for-sale securities amounted to £(8) million (2012: £(37) million; 2011: £(62) million) arising from:

	2013 £m	2012 £m	2011 £m
Residential mortgage-backed securities	(3)	(8)	(21)
Public fixed income	—	(2)	—
Other	(5)	(27)	(41)

	(8)	(37)	(62)

The impairment, recorded on the residential mortgage-backed securities was primarily due to reduced cash flow expectations on such securities that are collateralised by diversified pools of primarily below investment grade securities. Of the impaired losses of £8 million (2012: £37 million; 2011: £62 million), the top five individual corporate issuers made up 57 per cent (2012: 74 per cent; 2011: 75 per cent), reflecting a deteriorating business outlook of the companies concerned. The impairment losses have been recorded in ‘investment return’ in the income statement.

Jackson’s portfolio of debt securities is managed proactively with credit analysts closely monitoring and reporting on the credit quality of its holdings. Jackson continues to review its investments on a case-by-case basis to determine whether any decline in fair value represents an impairment. In addition, investments in structured securities are subject to a rigorous review of their future estimated cash flows, including expected and stress case scenarios, to identify potential shortfalls in contractual payments (both interest and principal). Impairment charges are recorded on structured securities when the Company forecasts a contractual payment shortfall. Situations where such a shortfall would not lead to a recognition of a loss are rare. However, some structured securities do not have a single determined set of future cash flows and instead, there can be a reasonable range of estimates that could potentially emerge. With this variability, there could be instances where the projected cash flow shortfall under management’s base case set of assumptions is so minor that relatively small and justifiable changes to the base case assumptions would eliminate the need for an impairment loss to be recognised. The impairment loss reflects the difference between the fair value and book value.

In 2013, the Group realised gross losses on sales of available-for-sale securities of £22 million (2012: £44 million; 2011: £43 million) with 72 per cent (2012: 64 per cent; 2011: 64 per cent) of these losses related to the disposal of fixed maturity securities of the top 10 individual issuers, which were disposed of as part of risk reduction programmes intended to limit future credit loss exposure. Of the £22 million (2012: £ 44 million; 2011: £43 million), £5 million (2012: £23 million; 2011: £32 million) relates to losses on sales of impaired and deteriorating securities.

The effect of those reasonably likely changes in the key assumptions that underpin the assessment of whether impairment has taken place depends on the factors described in note A3(j). A key indicator of whether such impairment may arise in future, and the potential amounts at risk, is the profile of gross unrealised losses for fixed maturity securities accounted for on an available-for-sale basis by reference to the time periods by which the securities have been held continuously in an unrealised loss position and by reference to the maturity date of the securities concerned.

For 2013, the amount of gross unrealised losses for fixed maturity securities classified as available-for-sale under IFRS in an unrealised loss position was £849 million (2012: £178 million; 2011: £246 million). Notes B1.2 and C3.3 provide further details on the impairment charges and unrealised losses of Jackson’s available-for-sale securities.

C4	Policyholder liabilities and unallocated surplus

The note provides information of policyholder liabilities and unallocated surplus of with-profit funds held on the Group’s statement of financial position:

C4.1	Movement and duration of liabilities

C4.1(a)	Group overview

(i)	Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

	Insurance operations £m
	Asia	US	UK
	note C4.1(b)	note C4.1(c)	note C4.1(d)	Total
At 1 January 2012	30,912	69,189	136,189	236,290
Comprising:
- Policyholder liabilities on the consolidated statement of financial position*	28,110	69,189	127,024	224,323
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	50	—	9,165	9,215
- Group’s share of policyholder liabilities of joint ventures‡	2,752	—	—	2,752
Net flows:
Premiums	5,620	14,907	8,340	28,867
Surrenders	(2,541)	(4,356)	(4,785)	(11,682)
Maturities/Deaths	(658)	(954)	(8,009)	(9,621)

Net flows	2,421	9,597	(4,454)	7,564
Shareholders’ transfers post tax	(31)	—	(205)	(236)
Investment-related items and other movements	2,178	4,241	13,006	19,425
Foreign exchange translation differences	(816)	(3,678)	(98)	(4,592)
Acquisition of REALICnote D1	—	12,912	—	12,912

As at 31 December 2012 / 1 January 2013	34,664	92,261	144,438	271,363

Comprising:
- Policyholder liabilities on the consolidated statement of financial position*	31,501	92,261	133,912	257,674
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	63	—	10,526	10,589
- Group’s share of policyholder liabilities of joint ventures‡	3,100	—	—	3,100
Reclassification of Japan life business as held for sale**	(1,026)	—	—	(1,026)
Net flows:
Premiums	6,555	15,951	7,378	29,884
Surrenders	(2,730)	(5,087)	(4,582)	(12,399)
Maturities/Deaths	(997)	(1,229)	(8,121)	(10,347)

Net flows	2,828	9,635	(5,325)	7,138
Shareholders’ transfers post tax	(38)	—	(192)	(230)
Investment-related items and other movements	462	8,219	7,812	16,493
Foreign exchange translation differences	(2,231)	(2,704)	(117)	(5,052)
Acquisition of Thanachart Lifenote D1	487	—	—	487

At 31 December 2013	35,146	107,411	146,616	289,173
Comprising:
- Policyholder liabilities on the consolidated statement of financial position*	31,910	107,411	134,632	273,953
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	77	—	11,984	12,061
- Group’s share of policyholder liabilities of joint ventures‡	3,159	—	—	3,159
Average policyholder liability balances†
2013	34,423	99,836	134,272	268,531
2012	32,732	77,497	130,468	240,697

*	The 2012 comparative results in the consolidated statement of financial position have been adjusted retrospectively from those previously published for the application of the new accounting standards described in note A2.
**	The reclassification of Japan Life business as held for sale reflects the value of policyholder liabilities held at 1 January 2013 following its reclassification during 2013 as held for sale. No other amounts are shown within the 2013 analysis above in respect of Japan. The comparatives include the Japan Life business. If Japan Life business had been excluded from the 2012 amount, the average policyholder liability balance for 2012 would have been £31,616 million for Asia.
†	Averages have been based on opening and closing balances and adjusted for acquisitions and disposals in the year and exclude unallocated surplus of with-profits funds and adjusted for corporate transactions in the year.
‡	The Group’s investment in joint ventures are accounted for on the equity method in the Group’s balance sheet. The Group’s share of the policyholder liabilities as shown above relate to the joint venture life business in China, India and of the Takaful business in Malaysia.

The items above represent the amount attributable to changes in policyholder liabilities and unallocated surplus of with-profits funds as a result of each of the components listed. The policyholder liabilities shown include investment contracts without discretionary participation features (as defined in IFRS 4) and their full movement in the year. The items above are shown gross of reinsurance.

The analysis includes the impact of premiums, claims and investment movements on policyholders’ liabilities. The impact does not represent premiums, claims and investment movements as reported in the income statement. For example, the premiums shown above will exclude any deductions for fees/charges and claims represent the policyholder liabilities provision released rather than the claim amount paid to the policyholder.

(ii)	Analysis of movements in policyholder liabilities for shareholder-backed business

		2012* £m
Shareholder-backed business		Asia	US	UK	Total
At 1 January		18,269	69,189	46,048	133,506
Net flows:
Premiums		4,141	14,907	3,801	22,849
Surrenders		(1,933)	(4,356)	(2,585)	(8,874)
Maturities/Deaths		(226)	(954)	(2,345)	(3,525)

Net flows	note (a)	1,982	9,597	(1,129)	10,450
Investment-related items and other movements		1,539	4,241	4,586	10,366
Acquisition of subsidiaries		—	12,912	—	12,912
Foreign exchange translation differences		(577)	(3,678)	—	(4,255)

At 31 December		21,213	92,261	49,505	162,979

Comprising:
- Policyholder liabilities on the consolidated statement of financial position		18,113	92,261	49,505	159,879
- Group’s share of policyholder liabilities relating to joint ventures		3,100	—	—	3,100

		2013 £m
Shareholder-backed business		Asia	US	UK	Total
At 1 January		21,213	92,261	49,505	162,979
Reclassification of Japan business as held for sale	note (b)	(1,026)	—	—	(1,026)
Premiums		4,728	15,951	3,628	24,307
Surrenders		(2,016)	(5,087)	(2,320)	(9,423)
Maturities/Deaths		(363)	(1,229)	(2,346)	(3,938)

Net flows	note (a)	2,349	9,635	(1,038)	10,946
Investment-related items and other movements		622	8,219	2,312	11,153
Acquisition of subsidiaries		487	—	—	487
Foreign exchange translation differences		(1,714)	(2,704)	—	(4,418)

At 31 December		21,931	107,411	50,779	180,121

Comprising:
- Policyholder liabilities on the consolidated statement of financial position		18,772	107,411	50,779	176,962
- Group’s share of policyholder liabilities relating to joint ventures		3,159	—	—	3,159

*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Notes

(a)	Including net flows of the Group’s insurance joint ventures.
(b)	The reclassification of Japan Life business as held for sale reflects the value of policyholder liabilities held at 1 January 2013 following its reclassification during 2013 as held for sale. No other amounts are shown within the 2013 analysis above in respect of Japan.

(iii)	Movement in insurance contract liabilities and unallocated surplus of with-profits funds

Further analysis of the movement in the year of the Group’s insurance contract liabilities, gross and reinsurance share, and unallocated surplus of with-profits funds is provided below:

	Insurance contract liabilities*		Unallocated surplus of with profits funds £m
	Gross £m	Reinsurers’ share £m
At 1 January 2012	180,363	1,486	9,215
Income and expense included in the income statement and other comprehensive income	16,561	—	1,381
Acquisition of REALIC	12,912	4,810	—
Other movements in the year	—	(58)	—
Foreign exchange translation differences	(4,352)	(162)	(7)

At 31 December 2012/1 January 2013	205,484	6,076	10,589
Reclassification of Japan business as held for sale	(1,026)	—	—
Income and expense included in the income statement and other comprehensive income	18,133	—	1,507
Acquisition of Thanachart Life	487	—	—
Other movements in the year	—	56	—
Foreign exchange translation differences	(4,893)	(114)	(35)

At 31 December 2013	218,185	6,018	12,061

*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

(iv)	Reinsurers’ share of insurance contract liabilities

	Asia	US	UK	2013 £m	2012* £m
Insurance contract liabilities	381	5,406	231	6,018	6,076
Claims outstanding	141	659	20	820	778

	522	6,065	251	6,838	6,854

*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

The Group cedes certain business to other insurance companies. Although the ceding of insurance does not relieve the Group from its liability to its policyholders, the Group participates in such agreements for the purpose of managing its loss exposure. The Group evaluates the financial condition of its reinsurers and monitors concentration of credit risk from similar geographic regions, activities or economic characteristics of the reinsurers to minimise its exposure from reinsurer insolvencies. Of the reinsurers’ share of insurance contract liabilities balance of £6,838 million at 31 December 2013 (2012: £6,854 million), 96 per cent (2012: 97 per cent) were ceded by the Group’s UK and US operations, of which 93 per cent (2012: 92 per cent) of the balance were from reinsurers with Standard & Poor’s rating A- and above.

The reinsurance asset for Jackson as shown in the table above primarily relates to certain fully collateralised former REALIC business retained by Swiss Re through 100 per cent reinsurance agreements. Jackson acquired the REALIC business in 2012 (see note D1(b)). Apart from the reinsurance acquired through the purchase of REALIC, the principal reinsurance ceded by Jackson outside the Group is on term life insurance, direct and assumed accident and health business and GMIB variable annuity guarantees. Net commissions received on ceded business and claims incurred ceded to external reinsurers totalled £37 million and £278 million respectively during 2013 (2012: £24 million and £123 million respectively). There were no deferred gains or losses on reinsurance contracts in either 2013 or 2012.

The Group’s Asia and UK businesses do not cede significant amounts of business outside the Group. During 2013, the Group’s UK insurance business wrote a longevity swap on certain aspects of the UK’s annuity back-book liabilities. This resulted in a one-off benefit of £27 million to IFRS profit before tax. The gains and losses recognised in profit and loss for the other reinsurance contracts written in the year were immaterial.

C4.1(b)	Asia insurance operations

(i)	Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of Asia insurance operations from the beginning of the year to the end of the year is as follows:

	With-profits business £m	Unit-linked liabilities £m	Other business £m	Total £m
At 1 January 2012	12,643	12,015	6,254	30,912
Comprising:
- Policyholder liabilities on the consolidated statement of financial position*	12,593	10,101	5,416	28,110
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	50	—	—	50
- Group’s share of policyholder liabilities relating to joint ventures‡	—	1,914	838	2,752
Premiums
New business	216	1,336	636	2,188
In-force	1,263	1,292	877	3,432

	1,479	2,628	1,513	5,620
Surrendersnote (c)	(608)	(1,675)	(258)	(2,541)
Maturities/Deaths	(432)	(30)	(196)	(658)

Net flowsnote (b)	439	923	1,059	2,421
Shareholders’ transfers post tax	(31)	—	—	(31)
Investment-related items and other movements	639	1,451	88	2,178
Foreign exchange translation differencesnote (a)	(239)	(361)	(216)	(816)

At 31 December 2012 / 1 January 2013	13,451	14,028	7,185	34,664

Comprising:
- Policyholder liabilities on the consolidated statement of financial position*	13,388	11,969	6,144	31,501
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	63	—	—	63
- Group’s share of policyholder liabilities relating to joint ventures‡	—	2,059	1,041	3,100
Reclassification of Japan Life business as held for sale**	—	(366)	(660)	(1,026)
Premiums
New business	242	1,519	902	2,663
In-force	1,585	1,301	1,006	3,892

	1,827	2,820	1,908	6,555
Surrendersnote (c)	(714)	(1,799)	(217)	(2,730)
Maturities/Deaths	(634)	(46)	(317)	(997)

Net flowsnote (b)	479	975	1,374	2,828
Shareholders’ transfers post tax	(38)	—	—	(38)
Investment-related items and other movementsnote (d)	(160)	369	253	462
Acquisition of Thanachart life	—	—	487	487
Foreign exchange translation differencesnote (a)	(517)	(1,241)	(473)	(2,231)

At 31 December 2013	13,215	13,765	8,166	35,146

Comprising:
- Policyholder liabilities on the consolidated statement of financial position*	13,138	11,918	6,854	31,910
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	77	—	—	77
- Group’s share of policyholder liabilities relating to joint ventures‡	—	1,847	1,312	3,159
Average policyholder liability balances†
2013	13,263	13,714	7,446	34,423
2012	12,990	13,022	6,720	32,732

*	The 2012 comparative results in the consolidated statement of financial position have been adjusted retrospectively from those previously published for the application of the new accounting standards described in note A2.
**	The reclassification of Japan Life business as held for sale reflects the value of policyholder liabilities held at 1 January 2013 following its reclassification during 2013 as held for sale. No other amounts are shown within the 2013 analysis above in respect of Japan. The 2012 comparatives include the Japan Life business. If Japan Life business had been excluded from the 2012 amount, the average policyholder liability balance for 2012 would have been £31,616 million in total allocated £12,990 million, £12,648 million and £5,978 million for its with-profits business, unit-linked business and other business respectively.
†	Averages have been based on opening and closing balances and adjusted for acquisitions and disposals in the year and exclude unallocated surplus of with-profits funds.
‡	The Group’s investment in joint ventures are accounted for on an equity method and the Group’s share of the policyholder liabilities as shown above relate to the joint venture life business in China, India and of the Takaful business in Malaysia.

Notes

(a)	Movements in the year have been translated at the average exchange rates for the year ended 31 December 2013. The closing balance has been translated at the closing spot rates as at 31 December 2013. Differences upon retranslation are included in foreign exchange translation differences.
(b)	Net flows have increased by £407 million to £2,828 million in 2013 compared with £2,421 million in 2012 reflecting increased flows from new business and growth in the in-force books.
(c)	The rate of surrenders for shareholder-backed business (expressed as a percentage of opening liabilities after the removal of Japan) was 10.0 per cent in 2013, lower than the 10.6 per cent recorded in 2012. Maturities/deaths have increased from £658 million in 2012 to £997 million in 2013, primarily as a result of an increased number of endowment products within Hong Kong, Singapore and Thailand reaching their maturity point.
(d)	Investment-related items and other movements for 2013 principally represents unrealised losses on bonds, following the rise in bond yields within the with-profits funds and positive investment gains from the Asia equity market in the unit-linked and other business.

(ii)	Duration of liabilities

The table below shows the carrying value of policyholder liabilities. The table below also shows the maturity profile of the cash flows on a discounted basis for 2013 and 2012, taking account of expected future premiums and investment returns:

	2013 £m	2012* £m
Policyholder liabilities	31,910	31,501

Expected maturity:	%	%
0 to 5 years	23	22
5 to 10 years	20	19
10 to 15 years	16	16
15 to 20 years	12	13
20 to 25 years	9	10
Over 25 years	20	20

*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

(iii)	Summary policyholder liabilities (net of reinsurance) and unallocated surplus

At 31 December 2013, the summary policyholder liabilities and unallocated surplus for Asia operations of £32.0 billion (2012: £31.6 billion), net of reinsurance of £251 million (2012: £170 million), excluding joint ventures, comprised the following:

	2013 £m	2012* £m
Hong Kong	8,655	8,610
Indonesia	1,824	2,110
Korea	2,450	2,131
Malaysia	3,434	3,226
Singapore	10,886	10,731
Taiwan	2,236	1,931
Other countries	2,251	2,655

Total Asia operations	31,736	31,394

*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

C4.1(c)	US insurance operations

(i)	Analysis of movements in policyholder liabilities

A reconciliation of the total policyholder liabilities of US insurance operations from the beginning of the year to the end of the year is as follows:

US insurance operations

	Variable annuity separate account liabilities £m	Fixed annuity, GIC and other business £m	Total £m
At 1 January 2012	37,833	31,356	69,189
Premiums	10,361	4,546	14,907
Surrenders	(2,149)	(2,207)	(4,356)
Maturities/Deaths	(404)	(550)	(954)

Net flowsnote (b)	7,808	1,789	9,597
Transfers from general to separate account	1,577	(1,577)	—
Investment-related items and other movements	4,014	227	4,241
Foreign exchange translation differencesnote (a)	(1,998)	(1,680)	(3,678)
Acquisition of REALICnote (d)	64	12,848	12,912

At 31 December 2012 / 1 January 2013	49,298	42,963	92,261

Premiums	11,377	4,574	15,951
Surrenders	(2,906)	(2,181)	(5,087)
Maturities/Deaths	(485)	(744)	(1,229)

Net flowsnote (b)	7,986	1,649	9,635
Transfers from general to separate account	1,603	(1,603)	—
Investment-related items and other movementsnote (c)	8,725	(506)	8,219
Foreign exchange translation differencesnote (a)	(1,931)	(773)	(2,704)

At 31 December 2013	65,681	41,730	107,411

Average policyholder liability balances*
2013	57,489	42,347	99,836
2012	43,549	33,948	77,497

*	Averages have been based on opening and closing balances, and adjusted for acquisitions and disposals in the year.

Notes

(a)	Movements in the year have been translated at an average rate of US$1.56/£1.00 (2012: US$1.58/£1.00). The closing balances have been translated at closing rate of US$1.66/£1.00 (2012: US$1.63/£1.00). Differences upon retranslation are included in foreign exchange translation differences.
(b)	Net flows for the year were £9,635 million compared with £9,597 million in 2012. Gross inflows increased by 7 per cent primarily reflecting increased variable annuity new business volume.
(c)	Positive investment-related items and other movements in variable annuity separate account liabilities of £8,725 million for 2013 primarily reflects the increase in the US equity market during the year. Fixed annuity, GIC and other business investment and other movements primarily reflects the reduction in guarantee reserves (reflecting the impact of higher equity values and higher interest rates on these reserves), which has more than offset the increase in general account reserves which arise from interest credited to policyholder accounts in the year.
(d)	The amounts shown for the acquisition of REALIC represents the liabilities, before reduction for reinsurance ceded, acquired at the date of acquisition.

(ii)	Duration of liabilities

The table below shows the carrying value of policyholder liabilities. The table below also shows the maturity profile of the cash flows on a discounted basis for 2013 and 2012:

	2013			2012
	Fixed annuity and other business (including GICs and similar contracts) £m	Variable annuity £m	Total £m	Fixed annuity and other business (including GICs and similar contracts) £m	Variable annuity £m	Total £m
Policyholder liabilities	41,730	65,681	107,411	42,963	49,298	92,261

	%	%	%	%	%	%

Expected maturity:
0 to 5 years	49	48	48	45	46	46
5 to 10 years	27	31	30	27	31	29
10 to 15 years	11	13	12	12	13	13
15 to 20 years	6	5	5	7	6	6
20 to 25 years	4	2	3	5	2	3
Over 25 years	3	1	2	4	2	3

C4.1(d)	UK insurance operations

(i)	Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of UK insurance operations from the beginning of the year to the end of the year is as follows:

		Shareholder-backed funds and subsidiaries
	SAIF and PAC with-profits sub-fund	Unit-linked liabilities	Annuity and other long-term business	Total
	£m	£m	£m	£m
At 1 January 2012	90,141	21,281	24,767	136,189
Comprising:
— Policyholder liabilities	80,976	21,281	24,767	127,024
— Unallocated surplus of with-profits funds	9,165	—	—	9,165
Premiums	4,539	1,775	2,026	8,340
Surrenders	(2,200)	(2,378)	(207)	(4,785)
Maturities/Deaths	(5,664)	(658)	(1,687)	(8,009)

Net flowsnote (a)	(3,325)	(1,261)	132	(4,454)
Shareholders’ transfers post tax	(205)	—	—	(205)
Switches	(236)	236	—	—
Investment-related items and other movements note (b)	8,656	1,941	2,409	13,006
Foreign exchange translation differences	(98)	—	—	(98)

At 31 December 2012 / 1 January 2013	94,933	22,197	27,308	144,438

Comprising:
— Policyholder liabilities	84,407	22,197	27,308	133,912
— Unallocated surplus of with-profits funds	10,526	—	—	10,526
Premiums	3,750	2,150	1,478	7,378
Surrenders	(2,262)	(2,263)	(57)	(4,582)
Maturities/Deaths	(5,775)	(644)	(1,702)	(8,121)

Net flowsnote (a)	(4,287)	(757)	(281)	(5,325)
Shareholders’ transfers post tax	(192)	—	—	(192)
Switches	(195)	195	—	—
Investment-related items and other movements note (b)	5,695	2,017	100	7,812
Foreign exchange translation differences	(117)	—	—	(117)

At 31 December 2013	95,837	23,652	27,127	146,616

Comprising:
— Policyholder liabilities	83,853	23,652	27,127	134,632
— Unallocated surplus of with-profits funds	11,984	—	—	11,984
Average policyholder liability balances*
2013	84,130	22,924	27,218	134,272
2012	82,691	21,739	26,038	130,468

*	Averages have been based on opening and closing balances and exclude unallocated surplus of with-profits funds.

Notes

(a)

Net outflows increased from £4,454 million in 2012 to £5,325 million in 2013, driven primarily by lower sales of with-profits bonds in the year as a result from the implementation of the recommendations of the Retail Distribution Review and lower bulk annuity sales in 2013 compared to 2012. This increase is partly offset by a decrease in the outflow of the unit-linked business. The levels of inflows/

outflows for unit-linked business is driven by corporate pension schemes with transfers in or out from only one or two schemes influencing the level of flows in the year. Excluding these transactions, the net flow in the unit-linked business for 2013 is broadly consistent to 2012.
(b)	Investment-related items and other movements of £7,812 million reflects the strong growth in the UK equity markets in 2013, partly offset by the impact on liabilities of rising long term bond yields.

(ii)	Duration of liabilities

With the exception of most unitised with-profits bonds and other whole of life contracts the majority of the contracts of the UK insurance operations have a contract term. In effect, the maturity term of the other contracts reflects the earlier of death, maturity, or lapsation. In addition, as described in note A3.1, with-profits contract liabilities include projected future bonuses based on current investment values. The actual amounts payable will vary with future investment performance of SAIF and the WPSF.

The tables above show the carrying value of the policyholder liabilities. The tables notes below show the maturity profile of the cash flows for insurance contracts, as defined by IFRS, ie those containing significant insurance risk, and investment contracts, which do not.

	2013 £m
	With-profits business			Annuity business (Insurance contracts)			Other			Total
	Insurance contracts	Investment contracts	Total	Non-profit annuities within WPSF (including PAL)	PRIL	Total	Insurance contracts	Investments contracts	Total
Policyholders liabilities	36,248	35,375	71,623	12,230	19,973	32,203	13,223	17,583	30,806	134,632

	2013%
Expected maturity:
0 to 5 years	42	40	41	33	28	30	39	40	39	38
5 to 10 years	24	25	25	25	23	24	25	22	23	24
10 to 15 years	14	17	16	18	18	18	16	16	16	16
15 to 20 years	9	11	10	11	13	12	9	10	10	11
20 to 25 years	5	5	5	6	8	8	5	6	6	6
over 25 years	6	2	3	7	10	8	6	6	6	5

	2012 £m
Policyholders liabilities	37,698	33,486	71,184	13,223	20,114	33,337	13,231	16,160	29,391	133,912

	2012%
Expected maturity:
0 to 5 years	45	39	42	30	26	27	35	28	31	36
5 to 10 years	24	25	24	24	22	22	25	23	24	24
10 to 15 years	13	17	15	18	17	18	17	17	17	16
15 to 20 years	8	11	10	12	13	13	10	12	11	11
20 to 25 years	5	6	5	8	9	9	6	9	8	7
over 25 years	5	2	4	8	13	11	7	11	9	6

Notes

(i)	The cash flow projections of expected benefit payments used in the maturity profile table above are from value of in-force business and exclude the value of future new business, including future vesting of internal pension contracts.
(ii)	Benefit payments do not reflect the pattern of bonuses and shareholder transfers in respect of the with-profits business.
(iii)	Investment contracts under ‘Other’ comprise certain unit-linked and similar contracts accounted for under IAS 39 and IAS 18.
(iv)	For business with no maturity term included within the contracts, for example with-profits investment bonds such as Prudence Bonds, an assumption is made as to likely duration based on prior experience.
(v)	The maturity tables shown above have been prepared on a discounted basis.

C4.2  Products and determining contracts liabilities

(a)	Asia

Features of products and guarantees

The life insurance products offered by the Group’s Asia operations include a range of with-profits and non-participating term, whole life, endowment and unit-linked policies. The Asia operations also offer health, disability, critical illness and accident coverage to supplement its core life products.

The terms and conditions of the contracts written by the Asia operations and, in particular, the products’ options and guarantees, vary from territory to territory depending upon local market circumstances.

In general terms, the Asia participating products provide savings and protection where the basic sum assured can be enhanced by a profit share (or bonus) from the underlying fund as determined at the discretion of the insurers. The Asia operations’ non-participating term, whole life and endowment products offer savings and/or protection where the benefits are guaranteed, or determined by a set of defined market-related parameters. Unit-linked products combine savings with protection, the cash value of the policy depends on the value of the underlying unitised funds. Health and Protection (H&P) policies provide mortality or morbidity benefits and include health, disability, critical illness and accident coverage. H&P products are commonly offered as supplements to main life policies but can be sold separately.

Product guarantees in Asia can be broadly classified into four main categories, namely premium rate, cash value or interest rate guarantees, policy renewability, and convertibility options.

Subject to local market circumstances and regulatory requirements, the guarantee features described in note C4.2(c) in respect of UK business broadly apply to similar types of participating contracts written in the Hong Kong branch, Singapore and Malaysia. Participating products have both guaranteed and non-guaranteed elements.

Non-participating long-term products are the only ones where the Group is contractually obliged to provide guarantees on all benefits. Unit-linked products have the lowest level of guarantee.

The risks on death coverage through premium rate guarantees are low due to the diversified nature of the business as well as rigorous product pricing.

Cash value and interest rate guarantees are of three types:

•	Maturity values

Maturity values are guaranteed for non-participating products and on the guaranteed portion of participating products. Declared annual bonuses are also guaranteed once vested. Future bonus rates and cash dividends are not guaranteed on participating products.

•	Surrender values

Surrender values are guaranteed for non-participating products and on the guaranteed portion of participating products. The surrender value of declared reversionary bonuses are also guaranteed once vested. Market value adjustments and surrender penalties are used for certain products and where the law permits such adjustments in cash values.

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

Whole of life contracts with floor levels of policyholder benefits that accrue at rates set at inception and do not vary subsequently with market conditions are written in the Korean life operations though this is not to a significant extent as Korea has a much higher proportion of linked and health business. The Korean business has non-linked liabilities and linked liabilities at 31 December 2013 of £547 million and £1,905 million respectively (2012: £505 million and £1,628 million respectively).

Determining contract liabilities

For the with-profits business, the total value of the with-profits funds is driven by the underlying asset valuation with movements reflected principally in the accounting value of policyholder liabilities and unallocated surplus. Similarly, for the unit-linked business, the attaching liabilities reflect the unit value obligation driven by the value of the investments of the unit fund.

For the shareholder-backed non-linked business, the future policyholder benefit provisions for Asia businesses in the Group’s IFRS accounts, are determined in accordance with methods prescribed by local GAAP adjusted to comply, where necessary, with the modified statutory basis or where local GAAP is not well established and in which the business written is primarily non-participating and linked business, US GAAP principles are used as the most appropriate reporting basis.

For the countries which apply local GAAP adjusted to comply, where necessary, with modified statutory basis, the approach to determining the contract liabilities is driven by the local solvency basis. A gross premium valuation method is used in those countries where a Risk-Based Capital framework is adopted for local solvency. Under the gross premium valuation method, all cash flows are valued explicitly using best estimate assumptions.

An Risk-Based Capital framework applying the gross premium valuation method is adopted by Singapore, Malaysia, Thailand and from 2013, Indonesia. In applying this approach, an overlay constraint to the method is applied such that no negative reserves are derived at an individual policyholder level.

In Vietnam, the Company improved its estimation basis for liabilities in 2012 from one determined substantially by reference to US GAAP requirements. After making this change, the estimation basis for Vietnam was aligned substantially to that used by the countries applying the gross premium valuation method.

For India, Japan, Taiwan, and until 2012, Vietnam, US GAAP is applied for measuring insurance assets and liabilities. For these countries, the future policyholder benefit provisions for non-linked business are determined using the net level premium method, with an allowance for surrenders, maintenance and claims expenses. Rates of interest used in establishing the policyholder benefit provisions vary by operation depending on the circumstances attaching to each block of business.

The other Asia operations principally adopt a net premium valuation method to determine the future policyholder benefit provisions.

The effect of changes in assumptions used to measure insurance assets and liabilities for Asia insurance operations is as disclosed in note B4(a).

(b)	US

Features of products and guarantees

Jackson provides long-term savings and retirement products to retail and institutional customers throughout the US. Jackson offers fixed annuities (fixed interest rate annuities, fixed index annuities and immediate annuities), variable annuities, life insurance and institutional products. Jackson discontinued offering life insurance products in August 2012.

(i)	Fixed annuities

Fixed interest rate annuities

At 31 December 2013, fixed interest rate annuities accounted for 10 per cent (2012: 13 per cent) of policy and contract liabilities of Jackson. Fixed interest rate annuities are primarily deferred annuity products that are used for asset accumulation in retirement planning and for providing income in retirement. They permit tax-deferred accumulation of funds and flexible payout options.

The policyholder of fixed interest rate annuity pays Jackson a premium, which is credited to the policyholder’s account. Periodically, interest is credited to the policyholder’s account and in some cases administrative charges are deducted from the policyholder’s account. Jackson makes benefit payments at a future date as specified in the policy based on the value of the policyholder’s account at that date.

The policy provides that at Jackson’s discretion it may reset the interest rate, subject to a guaranteed minimum. At 31 December 2013, Jackson had fixed interest rate annuities totalling £11.2 billion (US$18.5 billion) (2012: £11.7 billion (US$19.0 billion)) in account value with minimum guaranteed rates ranging from 1.0 per cent to 5.5 per cent and a 3.05 per cent average guaranteed rate (2012: 1.0 per cent to 5.5 per cent and a 3.09 per cent average guaranteed rate).

Approximately 50 per cent (2012: 50 per cent) of the fixed interest rate annuities Jackson wrote in 2013 provide for a market value adjustment (‘MVA’) that could be positive or negative, on surrenders in the surrender period of the policy. This formula-based adjustment approximates the change in value that assets supporting the product would realise as interest rates move up or down. The minimum guaranteed rate is not affected by this adjustment. While the MVA feature minimises the surrender risk associated with certain fixed annuities, Jackson still bears a portion of the surrender risk on policies without this feature, and the investment risk on all fixed interest rate annuities. In certain cases, additional provisions are held to reflect the existence of guarantees offered in the past that are no longer supported by earnings on the existing asset portfolio.

Fixed index annuities

Fixed index annuities accounted for 7 per cent (2012: 8 per cent) of Jackson’s policy and contract liabilities at 31 December 2013. Fixed index annuities vary in structure, but generally are deferred annuities that enable policyholders to obtain a portion of an equity-linked return (based on participation rates and caps) but provide a guaranteed minimum return. These guaranteed minimum rates are generally set at 1.0 to 3.0 per cent. Jackson had fixed index annuities allocated to indexed funds totalling £6.1 billion (US$10.2 billion) (2012: £5.6 billion (US$9.2 billion)) in account value with minimum guaranteed rates on index accounts ranging from 1.0 per cent to 3.0 per cent and a 1.85 per cent average guaranteed rate (2012: 1.0 per cent to 3.0 per cent and a 1.82 per cent average guarantee rate). Jackson also offers fixed interest accounts on some fixed index annuity products. Fixed interest accounts of fixed index annuities totalled £1.5 billion (US$2.5 billion) (2012: £1.5 billion (US$2.3 billion)) in account value with minimum guaranteed rates ranging from 1.0 per cent to 3.0 per cent and a 2.56 per cent average guaranteed rate (2012: 1.0 per cent to 3.0 per cent and a 2.53 per cent average guaranteed rate).

Jackson hedges the equity return risk on fixed index products using futures and options linked to the relevant index as well as through offsetting equity exposure in the variable annuities product. The cost of these hedges is taken into account in setting the index participation rates or caps. Jackson bears the investment risk and a portion of surrender risk on these products.

Immediate annuities

At 31 December 2013, immediate annuities accounted for 1 per cent (2012: 1 per cent) of Jackson’s policy and contract liabilities. Immediate annuities guarantee a series of payments beginning within a year of purchase and continuing over either a fixed period of years and/or the life of the policyholder. If the term is for the life of the policyholder, then Jackson’s primary risk are mortality and reinvestment risks. The implicit interest rate on these products is based on the market conditions that exist at the time the policy is issued and is guaranteed for the term of the annuity.

(ii)	Variable annuities

At 31 December 2013, variable annuities accounted for 65 per cent (2012: 60 per cent) of Jackson’s policy and contract liabilities. Variable annuities are deferred annuities that have the same tax advantages and payout options as interest-sensitive and fixed index annuities. They are also used for asset accumulation in retirement planning and to provide income in retirement.

The primary differences between variable annuities and interest-sensitive or fixed index annuities are investment risk and return. If a policyholder chooses a variable annuity, the rate of return depends upon the performance of the selected fund portfolio. Policyholders may allocate their investment to either the fixed account or a selection of variable accounts. Investment risk on the variable account is borne by the policyholder, while investment risk on the fixed is borne by Jackson through guaranteed minimum fixed rates of return. At 31 December 2013, 6 per cent (2012: 8 per cent) of variable annuity funds were in fixed accounts. Jackson had accounts in variable annuities totalling £4.2 billion (US$7.0 billion) (2012: £4.3 billion (US$7.0 billion)) in account value with minimum guaranteed rates ranging from 1.0 per cent to 3.0 per cent and a 1.85 per cent average guaranteed rate (2012: 1.0 per cent to 3.0 per cent and a 1.89 per cent average guaranteed rate).

Jackson issues variable annuity contracts where it contractually guarantees to the contractholder either a) return of no less than total deposits made to the contract adjusted for any partial withdrawals, b) total deposits made to the contract adjusted for any partial withdrawals plus a minimum return, or c) the highest contract value on a specified anniversary date adjusted for any withdrawals following the contract anniversary. These guarantees include benefits that are payable in the event of death (guaranteed minimum death benefit (GMDB)), annuitisation (guaranteed minimum income benefit (GMIB)), or at specified dates during the accumulation period (guaranteed minimum withdrawal benefit (GMWB) and guaranteed minimum accumulation benefit (GMAB)). Jackson hedges these risks using equity options and futures contracts as described in note C7.3. The GMAB and GMIB are no longer offered, with the existing GMIB coverage being substantially reinsured.

Jackson launched Elite Access in March 2012. Elite Access is a variable annuity which has no guaranteed benefits and provides tax efficient access to alternative investments. Single premium sales in 2013 were £2,585 million (2012: £849 million).

(iii)	Aggregate distribution of account values

The table below shows the distribution of account values for fixed annuities (fixed interest rate and fixed index) and the fixed account portion of variable annuities within the range of minimum guaranteed interest rates as described in notes i to ii above as at 31 December 2013 and 2012:

	Account value £m
Minimum guaranteed interest rate	2013	2012
1.0%	3,012	2,534
> 1.0% - 2.0%	8,349	8,374
> 2.0% - 3.0%	8,867	9,174
> 3.0% - 4.0%	1,163	1,236
> 4.0% - 5.0%	1,460	1,518
> 5.0%	197	209

Total	23,048	23,045

(iv)	Life insurance

Life insurance products accounted for 14 per cent (2012: 15 per cent) of Jackson’s policy and contract liabilities at 31 December 2013. Jackson discontinued new sales of life insurance products effective 1 August 2012 but increased its life insurance products book when it acquired REALIC in September 2012. Life products include term life and interest-sensitive life (universal life and variable universal life). Term life provides protection for a defined period and a benefit that is payable to a designated beneficiary upon death of the insured. Universal life provides permanent individual life insurance for the life of the insured and includes a savings element. Variable universal life is a type of life insurance policy that combines death benefit protection with the ability for the policyholder account to be invested in separate account funds. For certain fixed universal life plans, additional provisions are held to reflect the existence of guarantees offered in the past that are no longer supported by earnings on the existing asset portfolio.

At 31 December 2013, Jackson had interest sensitive life business in force with total account value of £5.7 billion (US$9.5 billion) (2012: £6.0 billion (US$9.7 billion)), with minimum guaranteed interest rates ranging from 2.5 per cent to 6.0 per cent with a 4.65 per cent average guaranteed rate (2012: 2.5 per cent to 6.0 per cent with a 4.67 per cent average guaranteed rate). The table below shows the distribution of the interest-sensitive life business’ account values within this range of minimum guaranteed interest rates as at 31 December 2013 and 2012:

	Account value £m
Minimum guaranteed interest rate	2013	2012
< 2.0%	—	—
> 2.0% - 3.0%	182	183
> 3.0% - 4.0%	2,182	2,141
> 4.0% - 5.0%	1,908	2,097
> 5.0%	1,456	1,550

Total	5,728	5,971

(v)	Institutional products

Jackson’s institutional products consist of guaranteed investment contracts (‘GICs’), funding agreements (including agreements issued in conjunction with Jackson’s participation in the US Federal Home Loan Bank programme) and medium-term note funding agreements. At 31 December 2013, institutional products accounted for 3 per cent of policy and contract liabilities (2012: 3 per cent). Under a traditional GIC, the policyholder makes a lump sum deposit. The interest rate paid is fixed and established when the contract is issued. If deposited funds are withdrawn earlier than the specified term of the contract, an adjustment is made that approximates a market value adjustment.

Under a funding agreement, the policyholder either makes a lump sum deposit or makes specified periodic deposits. Jackson agrees to pay a rate of interest, which may be fixed but is usually a floating short-term interest rate linked to an external index. The average term of the funding agreements is one to two years. In 2013 and 2012, there were no funding agreements terminable by the policyholder with less than 90 days’ notice.

Determining contract liabilities

Under the modified statutory basis of reporting applied under IFRS 4 for insurance contracts, providing the requirements of the Companies Act, UK GAAP standards and the ABI SORP are met, it is permissible to reflect the previously applied UK GAAP basis. Accordingly, and consistent with the basis explained in note A3.1, in the case of Jackson the carrying values of insurance assets and liabilities are consolidated into the Group accounts based on US GAAP. An overview of the deferral and amortisation of acquisition costs for Jackson is provided in note C5.1(b).

Under US GAAP, investment contracts (as defined for US GAAP purposes) are accounted for by applying in the first instance a retrospective deposit method to determine the liability for policyholder benefits. This is then augmented by potentially three additional amounts. These amounts are for:

•	any amounts that have been assessed to compensate the insurer for services to be performed over future periods (ie deferred income);

•	any amounts previously assessed against policyholders that are refundable on termination of the contract; and

•	any probable future loss on the contract (i.e. premium deficiency).

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

Variable annuity contracts written by Jackson may, as described above, provide for Guaranteed Minimum Death Benefit, Guaranteed Minimum Income Benefit, Guaranteed Minimum Withdrawal Benefit and Guaranteed Minimum Death Benefit features. In general terms, liabilities for these benefits are accounted for under US GAAP by using estimates of future benefits and fees under best estimate persistency assumptions.

In accordance with US GAAP, the ‘grandfathered’ basis for IFRS, which specifies how certain guarantee features should be accounted for, the Guaranteed Minimum Death Benefit and the ‘for life’ portion of Guaranteed Minimum Withdrawal Benefit liabilities are determined each period end by estimating the expected value of benefits in excess of the projected account balance and recognising the excess ratably over the life of the contract based on total expected assessments. At 31 December 2013, these liabilities were valued using a series of deterministic investment performance scenarios, a mean investment return of 7.4 per cent (2012: 8.4 per cent) net of external fund management fees, and assumptions for lapse, mortality and expense that are the same as those used in amortising the capitalised acquisition costs.

The direct Guaranteed Minimum Income Benefit liability is determined by estimating the expected value of the annuitisation benefits in excess of the projected account balance at the date of annuitisation and recognising the excess ratably over the accumulation period based on total expected assessments.

Guaranteed Minimum Income Benefit benefits are essentially fully reinsured, subject to a modest deductible and annual claim limits. As this reinsurance benefit is net settled, it is considered to be a derivative under IAS 39, and is therefore recognised at fair value with the change in fair value included as a component of short-term fluctuations. The direct GMIB liability is not considered a derivative instrument under IAS 39 and, as such, an accounting differences arises from this one-sided mark to market.

The assumptions used for calculating the direct Guaranteed Minimum Income Benefit liability at 31 December 2013 and 2012 are consistent with those used for calculating the Guaranteed Minimum Death Benefit and ‘for life’ Guaranteed Minimum Withdrawal Benefit liabilities. Guaranteed Minimum Withdrawal Benefit ‘not for life’ features are considered to be embedded derivatives under IAS 39. Therefore, provisions for these benefits are recognised at fair value. The change in these guaranteed benefit reserves, along with claim payments and associated fees included in reserves are included along with the hedge results in short-term fluctuations, resulting in removal of the market impact from the operating profit based on longer-term investment returns.

Jackson regularly evaluates estimates used and adjusts the additional Guaranteed Minimum Death Benefit, Guaranteed Minimum Income Benefit and Guaranteed Minimum Withdrawal Benefit ‘for life’ liability balances, with a related charge or credit to benefit expense if actual experience or other evidence suggests that earlier assumptions should be revised.

For Guaranteed Minimum Withdrawal Benefit and Guaranteed Minimum Income Benefit reinsurance embedded derivatives that are fair valued under IAS 39, Jackson bases its volatility assumptions on implied market volatility for periods ranging from 5 to 10 years period, where sufficient market liquidity is assumed to exist, followed by grading to long-term historical volatility levels beyond that point, and explicitly incorporates Jackson’s own credit risk in determining discount rates.

Non-performance risk is incorporated into the calculation through the use of discount interest rates sourced from a AA corporate credit curve. Other risk margins, particularly for policyholder behaviour are also incorporated into the model through the use of explicitly conservative assumptions. On a periodic basis, Jackson validates the resulting fair values based on comparisons to other models and market movements.

With the exception of the Guaranteed Minimum Death Benefit, Guaranteed Minimum Income Benefit, Guaranteed Minimum Withdrawal Benefit and Guaranteed minimum accumulation benefit features of variable annuity contracts, the financial guarantee features of Jackson’s contracts are in most circumstances not explicitly valued, but the impact of any interest guarantees would be reflected as they are earned in the current account value (i.e: the US GAAP liability).

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

The effect of non-recurrent changes of assumptions used to measure insurance assets and liabilities of Jackson is shown in note B4(b).

(c)	UK

Features of products and guarantees

Prudential’s long-term products in the UK consist of life insurance, pension products and pension annuities.

These products are written primarily in:

•	One of three separate sub-funds of the PAC long-term fund, namely the with-profits sub-fund (WPSF), SAIF, and the non-profit sub-fund;

•	Prudential Annuities Limited (PAL), which is owned by the PAC with-profits sub-fund;

•	Prudential Retirement Income Limited (PRIL), a shareholder-owned subsidiary; or

•	Other shareholder-backed subsidiaries writing mainly non-profit unit-linked business.

(i)	With-profits products and PAC with-profits sub-fund

The WPSF mainly contains with-profits business but it also contains some non-profit business (unit-linked, term assurances and annuities). The WPSF’s profits are apportioned 90 per cent to its policyholders and 10 per cent to shareholders as surplus for distribution is determined via the annual actuarial valuation.

The WPSF held a provision of £36 million at 31 December 2013 (2012: £47 million) to honour guarantees on a small amount of guaranteed annuity products. SAIF’s exposure to guaranteed annuities is described below.

With-profits products provide returns to policyholders through bonuses that are ‘smoothed’. There are two types of bonuses: ‘annual’ and ‘final’. Annual bonuses are declared once a year, and once credited, are guaranteed in accordance with the terms of the particular product. Unlike annual bonuses, final bonuses are guaranteed only until the next bonus declaration.

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

Further details on the determination of the two types of the bonuses: ‘regular’ and ‘final’ are provided below.

Regular bonus rates

For regular bonuses, the bonus rates are determined for each type of policy primarily by targeting the bonus level at a prudent proportion of the long-term expected future investment return on underlying assets. The expected future investment return is reduced as appropriate for each type of policy to allow for items such as expenses, charges, tax and shareholders’ transfers. However, the rates declared may differ by product type, or by the date of payment of the premium, or date of issue of the policy, or if the accumulated annual bonuses are particularly high or low, relative to a prudent proportion of the achieved investment return.

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

In general, the same final bonus scale applies to maturity, death and surrender claims except that:

•	The total surrender value may be impacted by the application of a Market Value Reduction for accumulating with-profits policies and by the surrender bases for conventional with-profits business; and

•	For the SAIF and Scottish Amicable, the final bonus rates applicable on surrender may be adjusted to reflect expected future bonus rates.

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

Prudential’s approach, in applying significant judgement and discretion in relation to determining bonus rates, is consistent conceptually with the approach adopted by other firms that manage a with-profits business. It is also consistent with the requirements of UK law, which require all UK firms that carry out a with-profits business to define, and make publicly available, the Principles and Practices of Financial Management (PPFM) that are applied in the management of their with-profits funds.

Accordingly, Prudential’s PPFM contains an explanation of how it determines regular and final bonus rates within the discretionary framework that applies to all with-profits policies, subject to the general legislative requirements applicable. The purpose of Prudential’s PPFM is therefore to:

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

The degree of smoothing is illustrated numerically by comparing in the following table the relatively ‘smoothed’ level of policyholder bonuses declared as part of the surplus for distribution, with the more volatile movement in investment return and other items of income and expenditure of the UK component of the PAC with-profits fund for each year presented.

	2013 £m	2012* £m	2011* £m
Net income of the fund:
Investment return	5,757	8,390	4,100
Claims incurred	(6,681)	(6,857)	(6,411)
Movement in policyholder liabilities	(197)	(3,989)	(614)
Add back policyholder bonuses for the year (as shown below)	1,749	1,865	1,945
Claims incurred and movement in policyholder liabilities (including charge for provision for asset shares and excluding policyholder bonuses)	(5,129)	(8,981)	(5,080)
Earned premiums, net of reinsurance	3,801	4,558	3,404
Other income	52	39	17
Acquisition costs and other expenditure	(1,025)	(907)	(601)
Share of profits from investment joint ventures	88	27	25
Tax charge	(308)	(286)	(61)

Net income of the fund before movement in unallocated surplus	3,236	2,840	1,804
Movement in unallocated surplus	(1,294)	(769)	357

Surplus for distribution	1,942	2,071	2,161

Surplus for distribution allocated as follows:
– 90% policyholders’ bonus (as shown above)	1,749	1,865	1,945
– 10% shareholders’ transfers	193	206	216

	1,942	2,071	2,161

*	The 2012 and 2011 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

(ii)	Annuity business

Prudential’s conventional annuities include level, fixed-increase and inflation-linked annuities, the link being to the Retail Price Index (RPI) in the majority of cases. They are mainly written within the subsidiaries PAL, PRIL, the PAC non-profit sub-fund and the PAC with-profits sub-fund, but there are some annuity liabilities in Prudential Pensions Limited and SAIF.

Prudential’s fixed-increase annuities incorporate automatic increases in annuity payments by fixed amounts over the policyholder’s life. The RPI annuities that Prudential offers provide for a regular annuity payment to which an additional amount is added periodically based on the increase in the UK RPI.

Prudential’s with-profits annuities, which are written in the WPSF, combine the income features of annuity products with the investment smoothing features of with-profits products and enable policyholders to obtain exposure to investment return on the WPSF’s equity shares, property and other investment categories over time. Policyholders select a “required smoothed return” bonus from the specific range Prudential offers for the particular product. The amount of the annuity payment each year depends upon the relationship between the required smoothed return bonus rate selected by the policyholder when the product is purchased and the smoothed return bonus rates Prudential subsequently declares each year during the term of the product. If the total bonus rates fall below the anticipated rate, then the annuity income falls.

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

The Group’s main exposure to guaranteed annuities in the UK is through SAIF and a provision of £328 million was held in SAIF at 31 December 2013 (2012: £371 million) to honour the guarantees. As SAIF is a separate sub-fund solely for the benefit of policyholders of SAIF, this provision has no impact on the financial position of the Group’s shareholders’ equity.

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

Maintenance and, for some classes of business, termination expense assumptions are expressed as per policy amounts. They are set based on the expenses incurred during the year, including an allowance for ongoing investment expenditure and allocated between entities and product groups in accordance with the operation’s internal cost allocation model. For non-profit business a margin for adverse deviation is added to this amount. Expense inflation assumptions are set consistent with the economic basis and based on the difference between yields on nominal gilts and index-linked gilts.

The actual renewal expenses incurred on behalf of SAIF by other Group companies are recharged in full to SAIF.

The assumptions for asset management expenses are based on the charges specified in agreements with the Group’s asset management operations, plus a margin for adverse deviation for non-profit business.

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

The provisions have been determined on a basis consistent with the detailed methodology included in regulations contained in the PRA’s rules for the determination of reserves on the PRA’s ‘realistic’ Peak 2 basis. In aggregate, the regime has the effect of placing a value on the liabilities of UK with-profits contracts, which reflects the amounts expected to be paid based on the current value of investments held by the with-profits funds and current circumstances. These contracts are a combination of insurance and investment contracts with discretionary participation features, as defined by IFRS 4.

The PRA’s Peak 2 calculation under the realistic regime requirement is explained further in note A3.1(d) under the UK regulated with-profits section.

The contract liabilities for with-profits business also require assumptions for persistency. These are set based on the results of recent experience analysis.

The process of determining policyholder liabilities of SAIF is similar to that for the with-profits policies of the WPSF.

(iii) Annuity business

Credit risk provisions

For IFRS reporting, the results for UK shareholder-backed annuity business are particularly sensitive to the allowances made for credit risk. Further details on credit risk allowance are provided in note B4(c).

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

Since 2009, new mortality projection models have been released annually by the Continuous Mortality Investigation (CMI). The CMI 2011 model was used to produce the 2012 results, with calibration to reflect an appropriate view of future mortality improvements. The CMI 2012 model was used to produce the 2013 results, again with calibration to reflect an appropriate view of future mortality improvements.

The tables and range of percentages used are set out in the following tables:

	Non-profit annuities within the WPSF (including PAL)		PRIL
2013	Males	Females	Males	Females
In payment	93% – 99% PCMA00 with future improvements in line with Prudential’s own calibration of the CMI 2012 mortality model, with a long-term improvement rate of 2.25%.	89% – 101% PCFA00 with future improvements in line with Prudential’s own calibration of the CMI 2012 mortality model, with a long-term improvement rate of 1.50%.	91% – 96% PCMA00 with future improvements in line with Prudential’s own calibration of the CMI 2012 mortality model, with a long-term improvement rate of 2.25%.	84% – 98% PCFA00 with future improvements in line with Prudential’s own calibration of the CMI 2012 mortality model, with a long-term improvement rate of 1.50%.

In deferment	AM92 minus 4 years	AF92 minus 4 years	AM92 minus 4 years	AF92 minus 4 years

	Non-profit annuities within the WPSF (including PAL)		PRIL
2012	Males	Females	Males	Females
In payment	93% – 99% PCMA00 with future improvements in line with Prudential’s own calibration of the CMI 2011 mortality model, with a long-term improvement rate of 2.25%.	89% – 101% PCFA00 with future improvements in line with Prudential’s own calibration of the CMI 2011 mortality model, with a long-term improvement rate of 1.50%.	92% – 96% PCMA00 with future improvements in line with Prudential’s own calibration of the CMI 2011 mortality model, with a long-term improvement rate of 2.25%.	84% – 97% PCFA00 with future improvements in line with Prudential’s own calibration of the CMI 2011 mortality model, with a long-term improvement rate of 1.50%.

In deferment	AM92 minus 4 years	AF92 minus 4 years	AM92 minus 4 years	AF92 minus 4 years

	Non-profit annuities within the WPSF (including PAL)		PRIL
2011	Males	Females	Males	Females
In payment	92% – 98% PCMA00 with future improvements in line with Prudential’s own calibration of the CMI 2009 mortality model, with a long term improvement rate of 2.25%.	88% – 100% PCFA00 with future improvements in line with Prudential’s own calibration of the CMI 2009 mortality model, with a long term improvement rate of 1.25%.	93% – 94% PCMA00 with future improvements in line with Prudential’s own calibration of the CMI 2009 mortality model, with a long term improvement rate of 2.25%.	84% – 96% PCFA00 with future improvements in line with Prudential’s own calibration of the CMI 2009 mortality model, with a long term improvement rate of 1.25%.

In deferment	AM92 minus 4 years	AF92 minus 4 years	AM92 minus 4 years	AF92 minus 4 years

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

(v)	Effect of changes in assumptions used to measure insurance assets and liabilities

Credit risk

There has been no change of approach in the setting of assumption levels of credit risk in 2013 and 2012. However, changes in the portfolio have given rise to altered levels of credit risk allowance as set out in note B4(c).

Other operating assumption changes

The effect of other operating assumption changes for the shareholder-backed business is set out in note B4 (c),

For the with-profits sub-fund, the aggregate effect of assumption changes in 2013 was a net credit to unallocated surplus of £200 million (2012: net charge of £90 million), relating to changes in mortality assumptions, offsetting releases of margins, and altered expense, persistency and economic assumptions, where appropriate in the two periods.

C5	Intangible assets

C5.1 Intangible	assets attributable to shareholders

(a)	Goodwill attributable to shareholders

	2013 £m	2012 £m
Cost
At beginning of year	1,589	1,585
Additional consideration paid on previously acquired business	—	2
Exchange differences	(8)	2

At end of year	1,581	1,589

Aggregate impairment	(120)	(120)

Net book amount at end of year	1,461	1,469

Goodwill attributable to shareholders comprises:

	2013 £m	2012 £m
M&G	1,153	1,153
Other	308	316

	1,461	1,469

Other goodwill represents amounts allocated to entities in Asia and the US operations in respect of acquisitions made prior to 2012. As discussed in note D1 there was no goodwill attached to the purchase of REALIC or Thanachart Life. Other goodwill amounts by acquired operations are not individually material.

The aggregate goodwill impairment of £120 million at 31 December 2013 and 2012 relates to the goodwill held in relation to the Japan Life business which was impaired in 2005. The Group signed an agreement to sell the Japan Life business in July 2013. The completion of the transaction is dependent on regulatory approval.

Impairment testing

Goodwill does not generate cash flows independently of other groups of assets and thus is assigned to cash generating units for the purposes of impairment testing. These cash generating units are based upon how management monitors the business and represent the lowest level to which goodwill can be allocated on a reasonable basis.

Assessment of whether goodwill may be impaired

Goodwill is tested for impairment by comparing the cash generating units carrying amount, including any goodwill, with its recoverable amount.

With the exception of M&G, the goodwill attributable to shareholders mainly relates to acquired life businesses. The Company routinely compares the aggregate of net asset value and acquired goodwill on an IFRS basis of acquired life business with the value of the business as determined using the EEV methodology. Any excess of IFRS over EEV carrying value is then compared with EEV basis value of current and projected future new business to determine whether there is any indication that the goodwill in the IFRS statement of financial position may be impaired.

M&G

The recoverable amount for the M&G cash generating units has been determined by calculating its value in use. This has been calculated by aggregating the present value of future cash flows expected to be derived from the M&G operating segment (based upon management projections).

The discounted cash flow valuation has been based on a three-year plan prepared by M&G, and approved by management, and cash flow projections for later years.

The value in use is particularly sensitive to a number of key assumptions as follows:

i	The set of economic, market and business assumptions used to derive the three-year plan. The direct and secondary effects of recent developments, eg changes in global equity markets, are considered by management in arriving at the expectations for the financial projections for the plan.

ii	The assumed growth rate on forecast cash flows beyond the terminal year of the plan. A growth rate of 2.5 per cent (2012: 2.5 per cent) has been used to extrapolate beyond the plan period representing management’s best estimate view of the long-term growth rate of the business after considering the future and past growth rates and external sources of data.

iii	The risk discount rate

Differing discount rates have been applied in accordance with the nature of the individual component businesses.

For retail and institutional business, a risk discount rate of 12 per cent (2012: 12 per cent) has been applied to post-tax cash flows. The pre-tax risk discount rate was 18 per cent (2012: 15 per cent). Management have determined the risk discount rate by reference to an average implied discount rate for comparable UK listed asset managers calculated by reference to risk-free rates, equity risk premiums of 5 per cent and an average ‘beta’ factor for relative market risk of comparable UK listed asset managers. A similar approach has been applied for the other component businesses of M&G.

iv	That asset management contracts continue on similar terms.

Management believes that any reasonable change in the key assumptions would not cause the recoverable amount of M&G to fall below its carrying amount.

(b)	Deferred acquisition costs and other intangible assets attributable to shareholders

The deferred acquisition costs and other intangible assets attributable to shareholders comprise:

	2013 £m	2012* £m
Deferred acquisition costs related to insurance contracts as classified under IFRS 4	4,684	3,776
Deferred acquisition costs related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	96	100

	4,780	3,876

Present value of acquired in-force policies for insurance contracts as classified under IFRS 4 (PVIF)	67	64
Distribution rights and other intangibles	448	237

	515	301

Total of deferred acquisition costs and other intangible assets	5,295	4,177

*	The 2012 comparative results have been retrospectively adjusted from those previously published for the application of IFRS 11 described in note A2 whereby equity presentation rather than proportionate consolidation for joint venture operations applies.

	2013 £m						2012* £m
	Deferred acquisition costs
	Asia	US	UK	Asset management	PVIF and other intangibles†	Total	Total
Balance at 1 January
As previously reported	654	3,199	103	10	301	4,267	4,234
Effect of adoption of IFRS 11note A2	(90)	—	—	—	—	(90)	(90)

After effect of change	564	3,199	103	10	301	4,177	4,144
Reclassification of Japan Life as held for salenote D5	(28)	—	—	—	—	(28)	—
Additions	202	716	3	12	297	1,230	1,059
Acquisition of subsidiaries	—	—	—	—	21	21	5
Amortisation to the income statement:
Operating profit	(167)	(403)	(17)	(5)	(51)	(643)	(682)
Non-operating profit	—	228	—	—	—	228	76
	(167)	(175)	(17)	(5)	(51)	(415)	(606)
Disposals	—	—	—	—	(1)	(1)	—
Exchange differences and other movements	(18)	(117)	—	—	(52)	(187)	(155)
Amortisation of DAC related to net unrealised valuation movements on Jackson’s available-for-sale securities recognised within other comprehensive income	—	498	—	—	—	498	(270)

Balance at 31 December	553	4,121	89	17	515	5,295	4,177

*	The 2012 comparative results have been retrospectively adjusted from those previously published for the application of IFRS 11 described in note A2 whereby equity presentation rather than proportionate consolidation for joint venture operations applies.
†	PVIF and other intangibles includes software rights of £56 million (2012: £60 million) with additions of £26 million, amortisation of £27 million, disposals and other movements of £1 million and exchange losses of £2 million. The additions of £297 million for PVIF and other intangibles in 2013 include the amount advanced to secure the exclusive 15-year bancassurance partnership agreement entered into with Thanachart Bank in Thailand. Further, the addition of £21 million for acquisition of subsidiaries is for the acquisition of Thanachart Life. The amount of £5 million for 2012 was for the acquisition of REALIC. See note D1 for further details.

US insurance operations

Summary balances

The DAC amount in respect of US insurance operations comprises amounts in respect of:

	2013 £m	2012 £m
Variable annuity business	3,716	3,330
Other business	868	821
Cumulative shadow DAC (for unrealised gains/losses booked in other comprehensive income)*	(463)	(952)

Total DAC for US operations	4,121	3,199

*	Consequent upon the negative unrealised valuation movement in 2013 of £2,089 million (2012: positive unrealised valuation movement of £862 million), there is a credit of £498 million (2012: a debit of £270 million) for altered ‘shadow’ DAC amortisation booked within other comprehensive income. These adjustments reflect movement from period to period, in the changes to the pattern of reported gross profits that would have happened if the assets reflected in the statement of financial position had been sold, crystallising the unrealised gains and losses, and the proceeds reinvested at the yields currently available in the market. At 31 December 2013, the cumulative shadow DAC balance as shown in the table above was negative £463 million (2012: negative £952 million).

Overview of the deferral and amortisation of acquisition costs for Jackson

Under IFRS 4, the Group applies ‘grandfathered’ US GAAP for measuring the insurance assets and liabilities of Jackson. In the case of Jackson term business, acquisition costs are deferred and amortised in line with expected profits. For annuity and interest-sensitive life business, acquisition costs are deferred and amortised in line with a combination of historical and future expected gross profits on the relevant contracts. For fixed and index annuity and interest-sensitive life business, the key assumption is the long-term spread between the earned rate on investments and the rate credited to policyholders, which is based on an annual spread analysis. Expected gross profits also depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of actual experience of Jackson, industry experience and future expectations. A detailed analysis of actual mortality, lapse and expense experience is performed using internally developed experience studies.

As with fixed and index annuity and interest-sensitive life business, acquisition costs for Jackson’s variable annuity products are amortised in line with the emergence of profits. The measurement of the amortisation in part reflects current period fees (including those for guaranteed minimum death, income, or withdrawal benefits) earned on assets covering liabilities to policyholders, and the historical and expected level of future gross profits which depends on the assumed level of future fees, as well as components related to mortality, lapse, and expense.

Mean reversion technique

For variable annuity products, under US GAAP (as ‘grandfathered’ under IFRS 4) the projected gross profits, against which acquisition costs are amortised, reflect an assumed long-term level of returns on separate account investments which, as referenced in note A2, for Jackson, is 7.4 per cent (2012: 8.4 per cent ) after deduction of net external fund management fees. This is applied to the period end level of separate account assets after application of a mean reversion technique that removes a portion of the effect of levels of short-term variability in current market returns.

Under the mean reversion technique applied by Jackson, the projected level of return for each of the next five years is adjusted from period to period so that in combination with the actual rates of return for the preceding two years and the current period, the 7.4 per cent (2012: 8.4 per cent) annual return is realised on average over the entire eight-year period. Projected returns after the mean reversion period revert back to the 7.4 per cent (2012: 8.4 per cent) assumption.

However, to ensure that the methodology does not over anticipate a reversion to trend following adverse markets, the mean reversion technique has a cap and floor feature whereby the projected returns in each of the next five years can be no more than 15 per cent per annum and no less than 0 per cent per annum (both gross of asset management fees) in each year.

Sensitivity of amortisation charge

The amortisation charge to the income statement is reflected in both operating profit and short-term fluctuations in investment returns. The amortisation charge to the operating profit in a reporting period comprises:

i) a core amount that reflects a relatively stable proportion of underlying premiums or profit; and

ii) an element of acceleration or deceleration arising from market movements differing from expectations.

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

In 2013, the DAC amortisation charge for operating profit was determined after including a credit for decelerated amortisation of £82 million (2012: £56 million; 2011: charge for accelerated amortisation of £190 million). The 2013 amount primarily reflects the separate account performance of 20 per cent, which is higher than the assumed level for the year.

As noted above, the application of the mean reversion formula has the effect of dampening the impact of equity market movements on DAC amortisation while the mean reversion assumption lies within the corridor. It would take a significant movement in equity markets in 2014 (outside the range of negative 37 per cent to positive 27 per cent) for the mean reversion assumption to move outside the corridor.

Deferred acquisition costs related to insurance and investment contracts attributable to shareholders

Additional movement analysis of deferred acquisition costs and other intangibles attributable to shareholders

The movement in deferred acquisition costs relating to insurance and investment contracts attributable to shareholders are as follows:

	2013 £m		2012* £m
	Insurance contracts	Investment management note	Insurance contracts	Investment management note

DAC at 1 January	3,776	100	3,716	105
Additions	920	14	1,013	12
Amortisation	(372)	(18)	(535)	(17)
Exchange differences	(138)	—	(148)	—
Change in shadow DAC related to movement in unrealised appreciation of Jackson’s securities classified as available-for-sale	498	—	(270)	—

DAC at 31 December	4,684	96	3,776	100

*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Note

All of the additions are through internal development. The carrying amount of the balance comprises the following gross and accumulated amortisation amounts:

	2013 £m	2012 £m
Gross amount	224	210
Accumulated amortisation	(128)	(110)

Net book amount	96	100

Present value of acquired in-force (PVIF) and other intangibles attributable to shareholders

	2013 £m Other intangibles note (ii)				2012* £m Other intangibles note (ii)
	PVIF note (i)	Distribution rights	Software	Total	PVIF note (i)	Distribution rights	Software	Total
At 1 January
Cost	217	230	184	631	212	235	153	600
Accumulated amortisation	(153)	(53)	(124)	(330)	(148)	(36)	(96)	(280)

	64	177	60	301	64	199	57	320

Additions (including amounts arising on acquisition of subsidiaries)	21	271	26	318	5	—	32	37
Amortisation charge	(7)	(17)	(27)	(51)	(5)	(17)	(28)	(50)
Disposals	(0)	—	(1)	(1)	—	—	—	—
Exchange differences and other movements	(11)	(39)	(2)	(52)	—	(5)	(1)	(6)

At 31 December	67	392	56	515	64	177	60	301

Comprising:
Cost	221	458	203	882	217	230	184	631
Accumulated amortisation	(154)	(66)	(147)	(367)	(153)	(53)	(124)	(330)

	67	392	56	515	64	177	60	301

*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Notes

(i)	All of the PVIF balances relate to insurance contracts and are accounted for under UK GAAP as permitted by IFRS 4. The PVIF attaching to investment contracts have been fully amortised. Amortisation is charged to the ‘acquisition costs and other operating expenditure’ line in the income statement over the period of provision of asset management services as those profits emerge.
(ii)	Other intangibles comprise distribution and software rights. Distribution rights relate to facilitation fees paid in respect of the bancassurance partnership arrangements in Asia for the bank distribution of Prudential’s insurance products for a fixed period of time. The distribution rights amounts are amortised over the term of the distribution contracts. Software is amortised over its useful economic life, which generally represents the licence period of the software acquired. Amortisation is charged to the ‘acquisition costs and other expenditure’ line in the income statement.

C5.2	Intangible assets attributable to with-profits funds

(a)	Goodwill in respect of acquired investment subsidiaries for venture fund and other investment purposes

	2013 £m	2012 £m
At 1 January	178	178
Exchange differences	(1)	—

At 31 December	177	178

All the goodwill relates to the UK insurance operations segment.

The venture fund investments consolidated by the Group relates to investments of the PAC with-profits fund which are managed by M&G for which the goodwill is shown in the table above. Goodwill is tested for impairment of these investments by comparing the investment’s carrying value including goodwill with its recoverable amount (fair value less costs to sell). The fair value is determined by using a discounted cash flow valuation based on cash flow projections to 2016 prepared by management after considering the historical experience and future growth rates of the business. The key assumption applied in the calculations is the risk discount rate which were from 10–14 per cent. The discount rates were derived by reference to risk-free rates and an equity premium risk. In 2013 and 2012, none of the goodwill was impaired.

(b)	Deferred acquisition costs and other intangible assets

Other intangible assets in the Group consolidated statement of financial position attributable to with-profits funds consist of:

	2013 £m	2012 £m
Deferred acquisition costs related to insurance contracts attributable to the PAC with-profits fundnote	6	6
Distribution rights attributable to with-profits funds of the Asia insurance operations	60	70
Computer software attributable to with-profits funds of the Asia insurance operations	6	2

	72	78

Note

The above costs relate to non-participating business written by the PAC with-profits sub-fund. As the with-profit contracts are accounted for under the UK regulatory ‘realistic basis’, no deferred acquisition costs are established for this type of business.

Distribution rights attributable to with-profits funds of the Asia insurance operations

Distribution rights relate to facilitation fees paid in relation to the bancassurance partnership arrangements in Asia for the bank distribution of Prudential’s insurance products for a fixed period of time. The distribution rights amounts are amortised over the term of the distribution contracts.

	2013 £m	2012 £m
At 1 January
Gross amount	92	96
Accumulated amortisation	(22)	(13)

	70	83

Amortisation charge	(9)	(9)
Exchange differences	(1)	(4)

At 31 December	60	70

Comprising:
Gross amount	91	92
Accumulated amortisation	(31)	(22)

	60	70

C6	Borrowings

C6.1 Core	structural borrowings of shareholder-financed operations

	2013 £m	2012 £m
Holding company operations:
US$1,000m 6.5% Perpetual Subordinated Capital Securities	604	615
US$250m 6.75% Perpetual Subordinated Capital Securitiesnote (vi)	151	154
US$300m 6.5% Perpetual Subordinated Capital Securitiesnote (vi)	181	185
US$750m 11.75% Perpetual Subordinated Capital Securities	451	458
US$700m 5.25% Perpetual Subordinate Capital Securitiesnote (iv), (vi)	417	—
US$550m 7.75% Perpetual Subordinated Capital Securitiesnote (vi)	329	334

Perpetual subordinated capital securities (Innovative Tier 1)note (i),(iv)	2,133	1,746

€20m Medium Term Subordinated Notes 2023note (vii)	17	16
£435m 6.125% Subordinated Notes 2031	429	429
£400m 11.375% Subordinated Notes 2039	388	386
£700m 5.7% Subordinated Notes 2063note (v)	695	—

Subordinated notes (Lower Tier 2)note (i),(v)	1,529	831

Subordinated debt total	3,662	2,577
Senior debt:note (ii)
£300m 6.875% Bonds 2023	300	300
£250m 5.875% Bonds 2029	249	249

Holding company total	4,211	3,126
Prudential Capital bank loannote (iii)	275	275
Jackson US$250m 8.15% Surplus Notes 2027 (Lower Tier 2)note (i),(viii)	150	153

Total (per consolidated statement of financial position)	4,636	3,554

Notes

(i)	These debt classifications are consistent with the treatment of capital for regulatory purposes, as defined in the Prudential Regulation Authority handbook.
Tier 1 subordinated debt is entirely US$ denominated. The Group has designated all US$3.55 billion (2012: US$2.85 billion) of its Tier 1 subordinated debt as a net investment hedge under IAS 39 to hedge the currency risks related to the net investment in Jackson.
(ii)	The senior debt ranks above subordinated debt in the event of liquidation.
(iii)	The Prudential Capital bank loan of £275 million has been made in two tranches: a £160 million loan maturing on 20 December 2017, currently drawn at a cost of 12 month £LIBOR plus 0.4 per cent and a £115 million loan also maturing on 20 December 2017 and currently drawn at a cost of 12 month £LIBOR plus 0.59 per cent.
(iv)	In January 2013, the Company issued core structural borrowings of US$700 million 5.25 per cent Tier 1 Perpetual Subordinated Capital Securities primarily to retail investors in Asia. The proceeds, net of costs, were US$689 million.
(v)	In December 2013, the Company issued core structural borrowings of £700 million Lower Tier 2 Subordinated notes primarily to UK institutional investors. The proceeds, net of costs, were £695 million.
(vi)	These borrowings can be converted, in whole or in part, at the Company’s option and subject to certain conditions, on any interest payment date, into one or more series of Prudential preference shares.
(vii)	The €20 million borrowings were issued at 20-year Euro Constant Maturity Swap (capped at 6.5 per cent). These have been swapped into borrowings of £14 million with interest payable at three month £LIBOR plus 1.2 per cent.
(viii)	The Jackson’s borrowings are unsecured and subordinated to all present and future indebtedness, policy claims and other creditor claims of Jackson.

C6.2 Other	borrowings

(a)	Operational borrowings attributable to shareholder-financed operations

	2013 £m	2012 £m
Commercial paper	1,634	1,535
Medium Term Notes 2013note (ii)	—	250
Medium Term Notes 2015	299	299

Borrowings in respect of short-term fixed income securities programmes	1,933	2,084
Non-recourse borrowings of US operations	18	20

Bank loans and overdrafts	3	1
Obligations under finance leases	—	1
Other borrowingsnote (iii)	198	139

Other borrowings	201	141

Totalnote (i)	2,152	2,245

Notes

(i)	In addition to the debt listed above, £200 million Floating Rate Notes were issued by Prudential plc in October 2013 which will mature in April 2014. These Notes have been wholly subscribed by a Group subsidiary and accordingly have been eliminated on consolidation in the Group financial statements. These notes were originally issued in October 2008 and have been reissued upon their maturity.
(ii)	In January 2013 the Company repaid on maturity, £250 million Medium Term Notes included within borrowings in respect of short-term fixed income securities in the table above.
(iii)	Other borrowings mainly include amounts whose repayment to the lender is contingent upon future surplus emerging from certain contracts specified under the arrangement. If insufficient surplus emerges on those contracts, there is no recourse to other assets of the Group and the liability is not payable to the degree of shortfall.
In addition, other borrowings include senior debt issued through the Federal Home Loan Bank of Indianapolis (FHLB), secured by collateral posted with the FHLB by Jackson.

In all instances the holders of the debt instruments issued by these subsidiaries and funds do not have recourse beyond the assets of those subsidiaries and funds.

(b)	Borrowings attributable to with-profits operations

	2013 £m	2012* £m
Non-recourse borrowings of consolidated investment funds	691	759
£100m 8.5% undated subordinated guaranteed bonds of Scottish Amicable Finance plc**	100	100
Other borrowings (predominantly obligations under finance leases)	104	109

Total	895	968

*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.
**	The interests of the holders of the bonds issued by Scottish Amicable Finance plc, a subsidiary of the Scottish Amicable Insurance Fund, are subordinate to the entitlements of the policyholders of that fund.

C6.3	Maturity analysis

The following table sets out the contractual maturity analysis of the Group’s borrowings on the statement of financial position:

	Shareholder-financed operations				With-profits operations
	Core structural borrowings		Operational borrowings		Borrowings
	2013 £m	2012 £m	2013 £m	2012 £m	2013 £m	2012* £m
Less than 1 year	—	115	1,835	1,920	35	288
1 to 2 years	—	160	309	6	126	35
2 to 3 years	—	—	8	309	49	124
3 to 4 years	275	—	—	9	53	28
4 to 5 years	—	—	—	1	59	61
Over 5 years	4,361	3,279	—	—	573	432

Total	4,636	3,554	2,152	2,245	895	968

*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

C7	Risk and sensitivity analysis

C7.1	Group overview

The Group’s risk framework and the management of the risk including those attached to the Group’s financial statements including financial assets, financial liabilities and insurance liabilities, together with the inter-relationship with the management of capital have been included in the audited sections of ‘Group Risk Framework’ within Item 4 ‘Information on the Company’.

As part of the risk management framework, the Group regularly monitors concentration of risk using a variety of risk monitoring tools, including scenario testing and sensitivity analysis of the Group’s capital and profitability metrics involving IGD, Group economic capital, EEV and IFRS, to help identify concentrations of risks by risk types, products and business units, as well as the benefits of diversification of risks (as described further below). Business units are also required to disclose to the Group risk function all material risks, along with information on their severity and likelihood, and mitigating actions taken or planned. Credit risk remains one of the largest risk exposure. This reflects the relative size of exposure in Jackson and the UK shareholder annuities business. The Group manages concentration of credit risks by setting limits on the maximum exposure to each counterparty based on their credit ratings.

The financial and insurance assets and liabilities attaching to the Group’s life assurance business are, to varying degrees, subject to market and insurance risk and other changes of experience assumptions that may have a material effect on IFRS basis profit or loss and shareholders’ equity.

Market risk is the risk that the fair value or future cash flows of a financial instrument or, in the case of liabilities of insurance contracts, their carrying value will fluctuate because of changes in market prices. Market risk comprises three types of risk, namely:

•	Foreign exchange risk: due to changes in foreign exchange rates;

•	Interest rate risk: due to changes in market interest rates; and

•	Other price risk: due to fluctuations in market prices (other than those arising from interest rate risk or foreign exchange risk).

Policyholder liabilities relating to the Group’s life assurance businesses are also sensitive to the effects of other changes in experience, or expected future experience, such as for mortality, other insurance risk and lapse risk.

Three key points are to be noted, namely:

•	The Group’s with-profits and unit-linked funds absorb most market risk attaching to the funds’ investments. Except for second order effects, for example on asset management fees and shareholders’ share of cost of bonuses for with-profits business, shareholder results are not directly affected by market value movements on the assets of these funds;

•	The Group’s shareholder results are most sensitive to market risks for assets of the shareholder-backed business; and

•	The main exposures of the Group’s IFRS basis results to market risk for its life assurance operations on investments of the shareholder-backed business are for debt securities.

The most significant items for which the IFRS shareholders’ profit or loss and shareholders’ equity for the Group’s life assurance business is sensitive to these variables are shown in the following tables. The distinction between direct and indirect exposure is not intended to indicate the relative size of the sensitivity.

Market and credit risk
Type of business	Investments/derivatives	Liabilities / unallocated surplus	Other exposure	Insurance and lapse risk
Asia insurance operations (see also section C7.2)
All business	Currency risk			Mortality and morbidity risk Persistency risk
With-profits business	Net neutral direct exposure (Indirect exposure only)		Investment performance subject to smoothing through declared bonuses
Unit-linked business	Net neutral direct exposure (Indirect exposure only)		Investment performance through asset management fees
Non-participating business	Asset/liability mismatch risk
	Credit risk	Interest rates for those operations where the basis of insurance liabilities is sensitive to current market movements
Interest rate and price risk
US insurance operations (see also section C7.3)
All business	Currency risk			Persistency risk
Variable annuity business	Net effect of market risk arising from incidence of guarantee features and variability of asset management fees offset by derivative hedging programme
Fixed index annuity business	Derivative hedge programme to the extent not fully hedged against liability and fund performance	Incidence of equity participation features
Fixed index annuities, Fixed annuities and GIC business	Credit risk Interest rate risk Profit and loss and shareholders’ equity are volatile for these risks as they affect the values of derivatives and embedded derivatives and impairment losses. In addition, shareholders’ equity is volatile for the incidence of these risks on unrealised appreciation of fixed income securities classified as available-for-sale under IAS 39		Spread difference between earned rate and rate credited to policyholders	Lapse risk, but the effects of extreme events are mitigated by the application of market value adjustments and by the use of swaption contracts
UK insurance operations (see also section C7.4)
With-profits business (including Prudential Annuities Limited)	Net neutral direct exposure (Indirect exposure only)		Investment performance subject to smoothing through declared bonuses	Persistency risk to future shareholder transfers
SAIF sub-fund	Net neutral direct exposure (Indirect exposure only)		Asset management fees earned by M&G
Unit-linked business	Net neutral direct exposure (Indirect exposure only)		Investment performance through asset management fees	Persistency risk
Asset/liability mismatch risk
Shareholder-backed annuity business	Credit risk for assets covering liabilities and shareholder capital			Mortality experience and assumptions for longevity
Interest rate risk for assets in excess of liabilities ie assets representing shareholder capital

Detailed analyses of sensitivity of IFRS basis profit or loss and shareholders’ equity to key market and other risks by business unit are provided in notes C7.2, C7.3, C7.4 and C7.5. The sensitivity analyses provided show the effect on profit or loss and shareholders’ equity to changes in the relevant risk variables, all of which are reasonably possible at the relevant balance sheet date.

Impact of diversification on risk exposure

The Group enjoys significant diversification benefits achieved through the geographical spread of the Group’s operations and, within those operations through a broad mix of products types. This arises because not all risk scenarios are likely to happen at the same time and across all geographic regions. Relevant correlation factors include:

Correlation across geographic regions

•	Financial risk factors

•	Non-financial risk factors

Correlation across risk factors

•	Longevity risk

•	Expenses

•	Persistency

•	Other risks

The effect of Group diversification across the Group’s life businesses is to significantly reduce the aggregate standalone volatility risk to IFRS operating profit based on longer-term investment returns. The effect is almost wholly explained by the correlations across risk types, in particular longevity risk.

C7.2   Asia insurance operations

Exposure and sensitivity of IFRS basis profit and shareholders’ equity to market and other risks

The Asia operations sell with-profits and unit-linked policies and, although the with-profits business generally has a lower terminal bonus element than in the UK, the investment portfolio still contains a proportion of equities. Non-participating business is largely backed by debt securities or deposits. The Group’s exposure to market risk arising from its Asia operations is therefore at modest levels. This reflects the fact that the Asia operations have a balanced portfolio of with-profits, unit-linked and other types of business.

In Asia, adverse persistency experience can impact the IFRS profitability of certain types of business written in the region. This risk is managed at a business unit level through regular monitoring of experience and the implementation of management actions as necessary. These actions could include product enhancements, increased management focus on premium collection as well as other customer retention efforts. The potential financial impact of lapses is often mitigated through the specific features of the products, eg surrender charges, or through the availability of premium holiday or partial withdrawal policy features.

In summary, for Asia operations, the operating profit based on longer-term investment returns is mainly affected by the impact of market levels on unit-linked persistency, and other insurance risks. At the total IFRS profit level the Asia result is affected by short-term value movements on the asset portfolio for non-linked shareholder-backed business.

(i)	Sensitivity to risks other than foreign exchange risk

With-profits business

Similar principles to those explained for UK with-profits business in C7.4 apply to profit emergence for the Asia with-profits business. Correspondingly, the profit emergence reflects bonus declaration and is relatively insensitive to period by period fluctuations in insurance risk or interest rate movements.

Unit-linked business

As for the UK insurance operations, for unit-linked business, the main factor affecting the profit and shareholders’ equity of the Asia operations is investment performance through asset management fees. The sensitivity of profits and shareholders’ equity to changes in insurance risk interest rate risk and credit risk are not material.

Other business

Interest rate risk

Excluding its with-profit and unit-linked business, the results of the Asia business are sensitive to the vagaries of routine movements in interest rates.

For the purposes of analysing sensitivity to variations in interest rates, reference has been made to the movements in the 10-year government bond rates of the territories. At 31 December 2013, 10-year government bond rates vary from territory to territory and range from 1.7 per cent to 9.0 per cent (2012: 0.6 per cent to 9.5 per cent).

For the sensitivity analysis as shown in the table below, the reasonably possible interest rate movement used is one per cent for all territories but subject to a floor of zero where the bond rates are currently below 1 per cent.

The estimated sensitivity to the decrease and increase in interest rates at 31 December 2013 and 2012 is as follows:

	2013 £m		2012* £m
	Decrease of 1%	Increase of 1%	Decrease of 1%	Increase of 1%
Pre-tax profit	311	(215)	205	(259)
Related deferred tax (where applicable)	(34)	40	(45)	43

Net effect on profit and shareholders’ equity	277	(175)	160	(216)

*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

The pre-tax impacts, if they arose, would mostly be recorded within the category short-term fluctuations in investments returns in the Group’s segmental analysis of profit before tax.

The degree of sensitivity of the results of the non-linked shareholder-backed business of the Asia operations to movements in interest rates depends upon the degree to which the liabilities under the ‘grandfathered’ IFRS 4 measurement basis reflects market interest rates from period to period. For example for those countries, such as those applying US GAAP, the results can be more sensitive as the effect of interest rate movements on the backing investments may not be offset by liability movements.

Equity price risk

The non-linked shareholder business has limited exposure to equity and property investment (£571 million at 31 December 2013). Generally changes in equity and property investment values are not directly offset by movements in policyholder liabilities.

The estimated sensitivity to a 10 per cent and 20 per cent change in equity and property prices for shareholder-backed Asia other business, which would be reflected in the short-term fluctuation component of the Group’s segmental analysis of profit before tax, at 31 December 2013 and 2012 would be as follows:

	2013 £m		2012* £m
	Decrease of 20%	Decrease of 10%	Decrease of 20%	Decrease of 10%
Pre-tax profit	(114)	(57)	(129)	(65)
Related deferred tax (where applicable)	24	12	26	13

Net effect on profit and shareholders’ equity	(90)	(45)	(103)	(52)

*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

A 10 or 20 per cent increase in their value would have an approximately equal and opposite effect on profit and shareholders’ equity to the sensitivities shown above. The market risk sensitivities shown above reflect the impact of temporary market movements and, therefore, the primary effect of such movements would, in the Group’s segmental analysis of profits, be included within the short-term fluctuations in investment returns.

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

Insurance risk

Many of the territories in Asia are exposed to mortality/morbidity risk and provision is made within policyholder liabilities on a prudent regulatory basis to cover the potential exposure. If these prudent assumptions were strengthened by 5 per cent then it is estimated that post tax profit would be decreased by approximately £38 million (2012: £30 million). Mortality and morbidity has a symmetrical effect on the portfolio and any weakening of these assumptions would have a similar equal and opposite impact.

(ii) Sensitivity to foreign exchange risk

Consistent with the Group’s accounting policies, the profits of the Asia insurance operations are translated at average exchange rates and shareholders’ equity at the closing rate for the reporting period. For 2013, the rates for the most significant operations are given in note A1.

A 10 per cent increase or decrease in these rates would have reduced or increased profit before tax attributable to shareholders, profit for the year and shareholders’ equity, excluding goodwill, attributable to Asia operations respectively as follows:

	A 10% increase in local currency to £ exchange rates		A 10% decrease in local currency to £ exchange rates
	2013 £m	2012 £m	2013 £m	2012 £m
Profit before tax attributable to shareholdersnote	(63)	(90)	77	110
Profit for the year	(49)	(75)	60	92
Shareholders’ equity, excluding goodwill, attributable to Asia operations	(246)	(243)	300	297

Note

Sensitivity on profit (loss) before tax ie aggregate of the operating profit based on longer-term investment returns and short-term fluctuations in investment returns.

C7.3  US insurance operations

Exposure and sensitivity of IFRS basis profit and shareholders’ equity to market and other risks

At the level of operating profit based on longer-term investment returns, Jackson’s results are sensitive to market conditions to the extent of income earned on spread-based products and second order equity-based exposure in respect of variable annuity asset management fees.

Jackson’s main exposures are to market risk through its exposure to interest rate risk and equity risk. Approximately 94 per cent (2012: 94 per cent) of its general account investments support fixed interest rate and fixed index annuities, life business and surplus and 6 per cent (2012: 6 per cent) support institutional business. All of these types of business contain considerable interest rate guarantee features and, consequently, require that the assets that support them are primarily fixed income or fixed maturity.

Jackson is exposed primarily to the following risks:

Risks	Risk of loss
Equity risk	• related to the incidence of benefits related to guarantees issued in connection with its VA contracts; and • related to meeting contractual accumulation requirements in FIA contracts.

Interest rate risk

•   related to meeting guaranteed rates of accumulation on fixed annuity products following a sharp and sustained fall in interest rates;

•   related to the guarantee features attaching to the company’s products and to policyholder withdrawals following a sharp and sustained increase in interest rates; and

•   the risk of mismatch between the expected duration of certain annuity liabilities and prepayment risk and extension risk inherent in mortgage-backed securities.

Jackson’s derivative programme is used to manage interest rate risk associated with a broad range of products and equity market risk attaching to its equity-based products. Movements in equity markets, interest rates and credit spreads materially affect the carrying value of derivatives which are used to manage the liabilities to policyholders and backing investment assets. Combined with the use of US GAAP measurement (as ‘grandfathered’ under IFRS 4) for the insurance contracts assets and liabilities which is largely insensitive to current period market movements, the Jackson total profit (ie including short-term fluctuations in investment returns) is very sensitive to market movements. In addition to these effects the Jackson shareholders’ equity is sensitive to the impact of interest rate and credit spread movements on the value of fixed income securities. Movements in unrealised appreciation on these securities are included as movement in shareholders’ equity (ie outside the income statement).

Jackson enters into financial derivative transactions, including those noted below to reduce and manage business risks. These transactions manage the risk of a change in the value, yield, price, cash flows or quantity of, or a degree of exposure with respect to assets, liabilities or future cash flows, which Jackson has acquired or incurred.

Jackson uses free-standing derivative instruments for hedging purposes. Additionally, certain liabilities, primarily trust instruments supported by funding agreements, fixed index annuities, certain GMWB variable annuity features and reinsured GMIB variable annuity features contain embedded derivatives as defined by IAS 39, ‘Financial Instruments: Recognition and Measurement’. Jackson does not account for such derivatives as either fair value or cash flow hedges as might be permitted if the specific hedge documentation requirements of IAS 39 were followed. Financial derivatives, including derivatives embedded in certain host liabilities that have been separated for accounting and financial reporting purposes are carried at fair value.

Value movements on the derivatives are reported within the income statement. In preparing Jackson’s segment profit as shown in note B1.1 value movements on Jackson’s derivative contracts, are included within short-term fluctuations in investment returns and excluded from operating results based on longer-term investment returns.

The principal types of derivatives used by Jackson and their purpose are as follows:

Derivative	Purpose
Interest rate swaps	These generally involve the exchange of fixed and floating payments over the period for which Jackson holds the instrument without an exchange of the underlying principal amount. These agreements are used for hedging purposes.

Put-swaption contracts	These contracts provide the purchaser with the right, but not the obligation, to require the writer to pay the present value of a long-duration interest rate swap at future exercise dates. Jackson purchases and writes put-swaptions with maturities up to 10 years. Put-swaptions hedge against significant movements in interest rates.

Equity index futures contracts and equity index options	These derivatives (including various call, put options and put spreads) are used to hedge Jackson’s obligations associated with its issuance of fixed index immediate and deferred annuities and certain VA guarantees. Some of these annuities and guarantees contain embedded options which are fair valued for financial reporting purposes.

Total return swaps	Total return swaps in which Jackson receives equity returns or returns based on reference pools of assets in exchange for short-term floating rate payments based on notional amounts, are held for both hedging and investment purposes.

Cross-currency swaps	Cross-currency swaps, which embody spot and forward currency swaps and additionally, in some cases, interest rate swaps and equity index swaps, are entered into for the purpose of hedging Jackson’s foreign currency denominated funding agreements supporting trust instrument obligations.

Credit default swaps	These swaps, represent agreements under which Jackson has purchased default protection on certain underlying corporate bonds held in its portfolio. These contracts allow Jackson to sell the protected bonds at par value to the counterparty if a default event occurs in exchange for periodic payments made by Jackson for the life of the agreement. Jackson does not write default protection using credit derivatives.

The estimated sensitivity of Jackson’s profit and shareholders’ equity to equity and interest rate risks provided below is net of the related changes in amortisation of DAC. The effect on the related changes in amortisation of DAC provided is based on the current ‘grandfathered’ US GAAP DAC basis but does not include any effect from an acceleration or deceleration of amortisation of DAC.

(i)    Sensitivity to equity risk

At 31 December 2013 and 2012, Jackson had variable annuity contracts with guarantees, for which the net amount at risk (‘NAR’) is defined as the amount of guaranteed benefit in excess of current account value, as follows:

31 December 2013
	Minimum return	Account value £m	Net amount at risk £m		Weighted average attained age	Period until expected annuitisation
Return of net deposits plus a minimum return
GMDB	0-6%	52,985	1,248		64.7 years
GMWB - Premium only	0%	2,260	36
GMWB*	0-5%	5,632	46
GMAB - Premium only	0%	57	—
Highest specified anniversary account value minus withdrawals post-anniversary
GMDB		5,522	134		64.6 years
GMWB - Highest anniversary only		2,039	93
GMWB*		717	62
Combination net deposits plus minimum return, highest specified anniversary account value minus withdrawals post-anniversary
GMDB	0-6%	3,522	217		66.9 years
GMIB†	0-6%	1,642	317			2.4 years
GMWB*	0-8%	40,906	1,059

31 December 2012
	Minimum return	Account value £m	Net amount at risk £m		Weighted average attained age	Period until expected annuitisation
Return of net deposits plus a minimum return
GMDB	0-6%	40,964	1,839		64.4 years
GMWB - Premium only	0%	2,213	91
GMWB*	0-5%**	3,359	88	*
GMAB - Premium only	0%	53	—
Highest specified anniversary account value minus withdrawals post-anniversary
GMDB		4,554	324		64.0 years
GMWB - Highest anniversary only		1,880	245
GMWB*		697	137
Combination net deposits plus minimum return, highest specified anniversary account value minus withdrawals post-anniversary
GMDB	0-6%	2,705	348		66.4 years
GMIB†	0-6%	1,588	469			3.3 years
GMWB*	0-8%**	31,167	1,918

*	Amounts shown for Guaranteed Minimum Withdrawal Benefit comprise sums for the ‘not for life’ portion (where the guaranteed withdrawal base less the account value equals to the net amount at risk (NAR)), and a ‘for life’ portion (where the NAR has been estimated as the present value of future expected benefit payment remaining after the amount of the ‘not for life’ guaranteed benefits is zero).

**	Ranges shown based on simple interest. The upper limits of 5 per cent, or 8 per cent simple interest are approximately equal to 4.1 per cent and 6 per cent respectively, on a compound interest basis over a typical ten year bonus period. For example 1 + 10 x 0.05 is similar to 1.041 growing at a compound rate of 4.01 per cent for a further nine years.
†	The GMIB reinsurance guarantees are fully reinsured.

Account balances of contracts with guarantees were invested in variable separate accounts as follows:

	2013 £m	2012 £m
Mutual fund type:
Equity	40,529	28,706
Bond	10,043	10,433
Balanced	10,797	8,379
Money market	703	729

Total	62,072	48,247

As noted above, Jackson is exposed to equity risk through the options embedded in the fixed index liabilities and Guaranteed Minimum Death Benefit and Guaranteed Minimum Withdrawal Benefit guarantees included in certain variable annuity benefits as illustrated above. This risk is managed using an equity hedging programme to minimise the risk of a significant economic impact as a result of increases or decreases in equity market levels while taking advantage of naturally offsetting exposures in Jackson’s operations. Jackson purchases external futures and options that hedge the risks inherent in these products, while also considering the impact of rising and falling separate account fees.

As a result of this hedging programme, if the equity markets were to increase further in the future, the net effect of Jackson’s free-standing derivatives would decrease in value. However, over time, this movement would be broadly offset by increased separate account fees and reserve decreases, net of the related changes to amortisation of deferred acquisition costs. Due to the nature of the free-standing and embedded derivatives, this hedge, while highly effective on an economic basis, may not completely mute in the financial reporting the immediate impact of equity market movements as the free-standing derivatives reset immediately while the hedged liabilities reset more slowly and fees are recognised prospectively. The opposite impact would be observed if the equity markets were to decrease.

In addition to the exposure explained above, Jackson is also exposed to equity risk from its holding of equity securities, partnerships in investment pools and other financial derivatives, including that relating to the reinsurance of Guaranteed Minimum Income Benefit guarantees.

At 31 December 2013, the estimated sensitivity of Jackson’s profit, and shareholders’ equity to immediate increases and decreases in equity markets is shown below. The sensitivities are shown net of related changes in DAC amortisation.

	2013 £m				2012 £m
	Decrease of 20%	Decrease of 10%	Increase of 10%	Increase of 20%	Decrease of 20%	Decrease of 10%	Increase of 10%	Increase of 20%
Pre-tax profit, net of related changes in amortisation of DAC	485	165	77	213	295	139	(105)	(256)
Related deferred tax effects	(170)	(58)	(27)	(74)	(103)	(49)	37	89

Net sensitivity of profit after tax and shareholders’ equity	315	107	50	139	192	90	(68)	(167)

Note

The table above has been prepared to exclude the impact of the instantaneous equity movements on the separate account fees. In addition, the sensitivity movements shown include those relating to the fixed index annuity and the reinsurance of GMIB guarantees.

The above table provides sensitivity movements as at a point in time while the actual impact on financial results would vary contingent upon the volume of new product sales and lapses, changes to the derivative portfolio, correlation of market returns and various other factors including volatility, interest rates and elapsed time.

The directional movements in the sensitivities reflect the hedging programme in place at 31 December 2013.

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

Notwithstanding the market risk exposure previously described, except in the circumstances of interest rate scenarios where the guarantee rates included in contract terms are higher than crediting rates that can be supported from assets held to cover liabilities, the accounting measurement of fixed annuity liabilities of Jackson products is not generally sensitive to interest rate risk. This position derives from the nature of the products and the US GAAP basis of measurement. The GMWB features attaching to variable annuity business (other than ‘for-life’) are accounted for as embedded derivatives which are fair valued and so will be sensitive to changes in interest rate.

Debt securities and related derivatives are marked to fair value. Value movements on derivatives, again net of related changes to amortisation of DAC and deferred tax, are recorded within the income statement. Fair value movements on debt securities, net of related changes to amortisation of DAC and deferred tax, are recorded within other comprehensive income. The estimated sensitivity of these items and policyholder liabilities to a 1 per cent and 2 per cent decrease (subject to a floor of zero) and increase in interest rates at 31 December 2013 and 2012 is as follows:

	2013 £m				2012 £m
	Decrease of 2%	Decrease of 1%	Increase of 1%	Increase of 2%	Decrease of 2%	Decrease of 1%	Increase of 1%	Increase of 2%
Profit and loss:
Pre-tax profit effect (net of related changes in amortisation of DAC)	(128)	(66)	(52)	(161)	(187)	—	(54)	(186)
Related effect on charge for deferred tax	45	23	18	56	65	—	19	65

Net profit effect	(83)	(43)	(34)	(105)	(122)	—	(35)	(121)

Other comprehensive income:
Direct effect on carrying value of debt securities (net of related changes in amortisation of DAC)	2,624	1,477	(1,477)	(2,624)	2,541	1,427	(1,427)	(2,541)
Related effect on movement in deferred tax	(918)	(517)	517	918	(889)	(499)	499	889

Net effect	1,706	960	(960)	(1,706)	1,652	928	(928)	(1,652)

Total net effect on shareholders’ equity	1,623	917	(994)	(1,811)	1,530	928	(963)	(1,773)

These sensitivities are shown only for interest rates in isolation and do not include other movements in credit risk that may affect credit spreads and valuations of debt securities.

(iii)	Sensitivity to foreign exchange risk

Consistent with the Group’s accounting policies, the profits of the Group’s US operations are translated at average exchange rates and shareholders’ equity at the closing rate for the reporting period. For 2013, the rates were US$1.56 (2012: $1.58) and US$1.66 (2012: US$1.63) to £1.00 sterling, respectively. A 10 per cent increase or decrease in these rates would reduce or increase profit before tax attributable to shareholders, profit for the year and shareholders’ equity attributable to US insurance operations respectively as follows:

	A 10% increase in US$:£ exchange rates		A 10% decrease in US$:£ exchange rates
	2013 £m	2012 £m	2013 £m	2012 £m
Profit before tax attributable to shareholdersnote	(50)	(78)	61	95
Profit for the year	(41)	(56)	50	69
Shareholders’ equity attributable to US insurance operations	(313)	(395)	383	483

Note

Sensitivity on profit before tax ie aggregate of the operating profit based on longer-term investment returns and short-term fluctuations in investment returns.

(iv) Other sensitivities

Total profit of Jackson is very sensitive to market risk on the assets covering liabilities other than variable annuity business segregated in the separate accounts.

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

Jackson is sensitive to lapse risk. However, Jackson uses derivatives to ameliorate the effect of a sharp rise in interest rates, which would be the most likely cause of a sudden change in policyholder behaviour.

For variable annuity business, the key assumption is the expected long-term level of separate account returns, which for 2013 was 7.4 per cent (2012: 8.4 per cent). The impact of using this return is reflected in two principal ways, namely;

•	through the projected expected gross profits which are used to determine the amortisation of deferred acquisition costs. This is applied through the use of a mean reversion technique which is described in more detail in note C5.1(b) above, and;

•	the required level of provision for guaranteed minimum death benefit claims.

C7.4 UK insurance operations

Exposure and sensitivity of IFRS basis profit and shareholders’ equity to market and other risks

The IFRS basis results of the UK insurance operations are most sensitive to asset/liability matching, mortality and default rate experience and longevity assumptions and the difference between the return on corporate bond and risk-free rate for shareholder-backed annuity business of PRIL and the PAC non-profit sub-fund. Further details are described below.

The IFRS operating profit based on longer-term investment returns for UK insurance operations is sensitive to changes in longevity assumptions affecting the carrying value of liabilities to policyholders for UK shareholder-backed annuity business. At the total IFRS profit level, the result is particularly sensitive to temporary value movements on assets backing the capital of the shareholder-backed annuity business.

With-profits business

SAIF

Shareholders have no interest in the profits of the ring-fenced fund of SAIF but are entitled to the asset management fees paid on the assets of the fund.

With-profits sub-fund business

The shareholder results of the UK with-profits business (including non-participating annuity business of the WPSF and of Prudential Annuities Limited (PAL), which is owned by the WPSF) are only sensitive to market risk through the indirect effect of investment performance on declared policyholder bonuses.

The investment assets of PAC with-profits funds are subject to market risk. Changes in their carrying value, net of related changes to asset-share liabilities of with-profit contracts, affect the level of unallocated surplus of the fund. Therefore, the level of unallocated surplus is particularly sensitive to the level of investment returns on the portion of the assets that represents surplus. However, as unallocated surplus is accounted for as a liability under IFRS, movements in its value do not affect shareholders’ profit and equity.

The shareholder results of the UK with-profits fund correspond to the shareholders’ share of the cost of bonuses declared on the with-profits business which is currently one-ninth of the cost of bonuses declared. Investment performance is a key driver of bonuses, and hence the shareholders’ share of the cost of bonuses. Due to the ‘smoothed’ basis of bonus declaration, the sensitivity to investment performance in a single year is low relative to movements in the period to period performance. However, over multiple periods, it is important.

Mortality and other insurance risk are relatively minor factors in the determination of the bonus rates. Adverse persistency experience can affect the level of profitability from with-profits but in any given one year, the shareholders’ share of cost of bonus may only be marginally affected. However, altered persistency trends may affect future expected shareholder transfers.

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

Except to the extent of any asset/liability duration mismatch which is reviewed regularly, and exposure to credit risk, the sensitivity of the Group’s results to market risk for movements in the carrying value of the liabilities and covering assets is broadly neutral on a net basis.

The main market risk sensitivity for the UK shareholder-backed annuity business arises from interest rate risk on the debt securities which substantially represent shareholders’ equity. This shareholders’ equity comprises the net assets held within the long-term fund of the company that cover regulatory basis liabilities that are not recognised for IFRS reporting purposes, for example contingency reserves, and shareholder capital held outside the long-term fund.

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

A decrease in assumed mortality rates of 1 per cent would decrease gross profits by approximately £71 million (2012: £74 million). A decrease in credit default assumptions of five basis points would increase gross profits by £151 million (2012: £157 million). A decrease in renewal expenses (excluding asset management expenses) of 5 per cent would increase gross profits by £27 million (2012: £25 million). The effect on profits would be approximately symmetrical for changes in assumptions that are directionally opposite to those explained above.

Unit-linked and other business

Unit-linked and other business represents a comparatively small proportion of the in-force business of the UK insurance operations.

Due to the matching of policyholder liabilities to attaching asset value movements the UK unit-linked business is not directly affected by market or credit risk. The liabilities of the other business are also broadly insensitive to market risk. Profits from unit-linked and similar contracts primarily arise from the excess of charges to policyholders for management of assets under the Company’s stewardship, over expenses incurred. The former is most sensitive to the net accretion of funds under management as a function of new business and lapse and timing of death. The accounting impact of the latter is dependent upon the amortisation of acquisition costs in line with the emergence of margins (for insurance contracts) and amortisation in line with service provision (for the investment management component of investment contracts). By virtue of the design features of most of the contracts which provide low levels of mortality cover, the profits are relatively insensitive to changes in mortality experience.

(i)	Sensitivity to interest rate risk and other market risk

By virtue of the fund structure, product features and basis of accounting, the policyholder liabilities of the UK insurance operations are, except annuity business, not generally exposed to interest rate risk. At 31 December 2013 annuity liabilities accounted for 98 per cent (2012: 98 per cent) of UK shareholder-backed business liabilities. For annuity business, liabilities are exposed to interest rate risk. However, the net exposure to the PAC WPSF (for PAL) and shareholders (for annuity liabilities of PRIL and the non-profit sub-fund) is very substantially ameliorated by virtue of the close matching of assets with appropriate duration. The level of matching from period to period can vary depending on management actions and economic factors so it is possible for a degree of mis-matching profits or losses to arise.

The close matching by the Group of assets of appropriate duration to annuity liabilities is based on maintaining economic and regulatory capital. The measurement of liabilities under capital reporting requirements and IFRS is not the same with contingency reserves and some other margins for prudence within the assumptions required under the regulatory solvency basis not included for IFRS reporting purposes. As a result IFRS equity is higher than regulatory capital and therefore more sensitive to interest rate and credit risk.

The estimated sensitivity of the UK non-linked shareholder-backed business (principally annuities business) to a movement in interest rates is as follows.

	2013 £m				2012 £m
	A decrease of 2%	A decrease of 1%	An increase of 1%	An increase of 2%	A decrease of 2%	A decrease of 1%	An increase of 1%	An increase of 2%
Carrying value of debt securities and derivatives	8,602	3,843	(3,170)	(5,827)	9,006	3,993	(3,265)	(5,983)
Policyholder liabilities	(7,525)	(3,366)	2,762	5,054	(7,878)	(3,513)	2,867	5,235
Related deferred tax effects	(215)	(95)	82	155	(259)	(110)	91	172

Net sensitivity of profit after tax and shareholders’ equity	862	382	(326)	(618)	869	370	(307)	(576)

In addition the shareholder-backed portfolio of UK non-linked insurance operations covering liabilities and shareholders’ equity includes equity securities and investment properties. Excluding any second order effects on the measurement of the liabilities for future cash flows to the policyholder, a fall in their value would have given rise to the following effects on pre-tax profit, profit after tax and shareholders’ equity.

	2013 £m		2012 £m
	A decrease of 20%	A decrease of 10%	A decrease of 20%	A decrease of 10%
Pre-tax profit	(309)	(154)	(316)	(158)
Related deferred tax effects	72	36	73	36

Net sensitivity of profit after tax and shareholders’ equity	(237)	(118)	(243)	(122)

A 10 or 20 per cent increase in their value would have an approximately equal and opposite effect on profit and shareholders’ equity to the sensitivities shown above. The market risk sensitivities shown above reflect the impact of temporary market movements, and, therefore the primary effect of such movements would, in the Group’s segmental analysis of profits, be included within the short-term fluctuations in investment returns.

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

C7.5	Asset management and other operations

(a)	Asset management

(i)	Sensitivities to foreign exchange risk

Consistent with the Group’s accounting policies, the profits of Eastspring Investments and US asset management operations are translated at average exchange rates and shareholders’ equity at the closing rate for the reporting period. The rates for the functional currencies of most significant operations are shown in note A1.

A 10 per cent increase in the relevant exchange rates would have reduced reported profit before tax attributable to shareholders and shareholders’ equity, excluding goodwill attributable to Eastspring Investments and US asset management operations, by £21 million (2012: £10 million) and £44 million (2012: £29 million) respectively.

(ii)	Sensitivities to other financial risks for asset management operations

The principal sensitivities to other financial risk of asset management operations are credit risk on the bridging loan portfolio of the Prudential Capital operation and the indirect effect of changes to market values of funds under management. Due to the nature of the asset management operations there is limited direct sensitivity to movements in interest rates. Total debt securities held at 31 December 2013 by asset management operations were £2,045 million (2012: £1,839 million), the majority of which are held by the Prudential Capital operation. Debt securities held by M&G and Prudential Capital are in general variable rate bonds and so market value is limited in sensitivity to interest rate movements and consequently any change in interest rates would not have a material impact on profit or shareholders’ equity. The Group’s asset management operations do not hold significant investments in property or equities.

(b)	Other operations

The Group holds certain derivatives that are used to manage foreign currency movements and macroeconomic exposures. The fair value of these derivatives is sensitive to the combined effect of movements in exchange rates, interest rates and inflation rates. The possible permutations cover a wide range of scenarios. For indicative purposes, a reasonably possible range of fair value movements could be plus or minus £75 million.

C8	Tax assets and liabilities

C8.1	Deferred tax

The statement of financial position contains the following deferred tax assets and liabilities in relation to:

	Deferred tax assets		Deferred tax liabilities
	2013 £m	2012* £m	2013 £m	2012* £m
Unrealised losses or gains on investments	315	100	(1,450)	(1,812)
Balances relating to investment and insurance contracts	8	1	(451)	(428)
Short-term timing differences	2,050	2,092	(1,861)	(1,715)
Capital allowances	10	15	(16)	(9)
Unused deferred tax losses	29	98	—	—

Total	2,412	2,306	(3,778)	(3,964)

*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

The deferred tax asset at 31 December 2013 and 2012 arises in the following parts of the Group:

	2013 £m	2012* £m
UK insurance operations
SAIF	1	1
PAC with-profits fund (including PAL)	82	113
Other	59	69
US insurance operations	2,042	1,889
Asia insurance operations	55	76
Other operations	173	158

Total	2,412	2,306

*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Deferred tax assets are recognised to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted.

The taxation regimes applicable across the Group often apply separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a trading or capital nature may affect the recognition of deferred tax assets. Accordingly, for the 2013 full year results and financial position at 31 December 2013 the possible tax benefit of approximately £127 million (2012: £158 million), which may arise from capital losses valued at approximately £0.6 billion (2012: £0.8 billion), is sufficiently uncertain that it has not been recognised. In addition, a potential deferred tax asset of £61 million (2012: £122 million), which may arise from trading tax losses and other potential temporary differences totalling £0.4 billion (2012: £0.5 billion) is sufficiently uncertain that it has not been recognised. Of these, losses of £54 million will expire within the next seven years. Of the remaining losses £0.5m will expire within 20 years and the rest have no expiry date.

The table that follows provides a breakdown of the recognised deferred tax assets set out in the table above for both the short-term timing differences and unused tax losses split by business unit. The table also shows the period of estimated recoverability for each respective business unit. For these and each category of deferred tax asset recognised their recoverability against forecast taxable profits is not significantly impacted by any current proposed changes to future accounting standards.

	Short-term timing differences		Unused tax losses
	2013 £m	Expected period of recoverability	2013 £m	Expected period of recoverability
Asia	24	1 to 3 years	20	3 to 5 years
Jackson	1,733	With run-off of in-force book	—	—
UK long-term business	135	1 to 10 years	2	1 to 3 years
Other	158	1 to 10 years	7	1 to 3 years

Total	2,050		29

Under IAS 12, ‘Income Taxes’, deferred tax is measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled, based on the tax rates (and laws) that have been enacted or are substantively enacted at the end of the reporting periods.

The reduction in the UK corporation tax rate to 21 per cent from 1 April 2014 and a further reduction to 20 per cent from 1 April 2015 was substantively enacted on 2 July 2013 which has had the effect of reducing the UK with-profits and shareholder-backed business element of the deferred tax balances as at 31 December 2013 by £51 million. As the 2013 Finance Act has been enacted at the balance sheet date, the effects of these changes are reflected in the financial statements for the year ended 31 December 2013.

C8.2	Current tax asset and liability

Of the £244 million (2012: £248 million) current tax recoverable, the majority is expected to be recovered in one year or less.

The current tax liability decreased to £395 million (2012: £443 million) reflecting the settlement of prior year balances in the UK and Asia following the agreement with taxation authorities.

C9	Defined benefit pension schemes

(a)	Summary and background information

The Group asset/liability in respect of defined benefit pension schemes is as follows:

	2013 £m			2012 £m
	PSPS	Other schemes	Total	Total
Underlying economic surplusnote (c)	726	(80)	646	1,138
Less: unrecognised surplusnote (c)	(602)	—	(602)	(1,010)

Economic surplus (deficit) (including investment in Prudential insurance policies)note (c)	124	(80)	44	128
Attributable to:
PAC with-profits fund	87	(58)	29	78
Shareholder-backed operations	37	(22)	15	50
Consolidation adjustment against policyholder liabilities for investment in Prudential insurance policies	—	(114)	(114)	(169)

IAS 19 pension asset (liability) on the Group statement of financial position*	124	(194)	(70)	(41)

*	At 31 December 2013, the PSPS pension asset of £124 million (2012: £164 million) and the other schemes’ pension liabilities of £194 million (2012: £205 million) are included within ‘Other debtors’ and ‘Provisions’ respectively on the consolidated statement of financial position.

The Group’s businesses operate a number of pension schemes. The specific features of these plans vary in accordance with the regulations of the country in which the employees are located, although they are, in general, funded by the Group and based either on a cash balance formula or on years of service and salary earned in the last year or years of employment. The largest defined benefit scheme is the principal UK scheme, namely the Prudential Staff Pension Scheme (PSPS). PSPS accounts for 84 per cent (2012: 86 per cent) of the underlying scheme liabilities of the Group’s defined benefit schemes.

The Group also operates two smaller UK defined benefit schemes in respect of Scottish Amicable and M&G. In addition, there are two small defined benefit schemes in Taiwan which have negligible deficits.

Triennial actuarial valuations

Defined benefit schemes in the UK are generally required to be subject to full actuarial valuations every three years in order to assess the appropriate level of funding for schemes in relation to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds.

The last completed actuarial valuation of PSPS was as at 5 April 2011, finalised in 2012 by CG Singer, Fellow of the Institute and Faculty of Actuaries, of Towers Watson Limited. This valuation demonstrated the scheme to be 111 per cent funded by reference to the Scheme Solvency Target that forms the basis of the scheme’s funding objective. Based on this valuation, future contributions into the scheme were reduced to the minimum level of contributions required under the scheme rules effective from July 2012. Excluding expenses, the contributions are now payable at approximately £6 million per annum for ongoing service of active members of the scheme. No deficit or other funding is required. Deficit funding for PSPS, where applicable, as applied prior to 2012, is apportioned in the ratio of 70/30 between the PAC with-profits fund and shareholder-backed operations following detailed consideration in 2005 of the sourcing of previous contributions. Employer contributions for ongoing service of current employees are apportioned in the ratio relevant to current activity.

The market value of PSPS scheme assets as at the 5 April 2011 valuation was £5,255 million. The actuarial assumptions used in determining benefit obligations and the net periodic benefit costs for the purposes of the 2011 valuation were as follows.

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

Allowance for future improvements to post retirement mortality

For males (females) 100% (75%) of Medium Cohort subject to a minimum rate of improvement of 2.00% (1.25%) up to the age of 90, decreasing linearly to zero by age of 120 with a long-term rate of 1.75% pa (1.5% pa) but adjusted as follows:

•	period improvements are blended between ages 60 to 80 to the long-term improvement rate over a 15 year period (compared with a 20 year period in the core CMI model) and;

•	cohort improvements are assumed to dissipate over a 30 year period, or by age 90 if earlier (compared with a 40 year period, or by age 100 if earlier, in the core CMI model).

The last completed actuarial valuation of the Scottish Amicable Staff Pension Scheme (SASPS) was as at 31 March 2011, finalised in 2012 by Jonathan Seed, Fellow of the Institute and Faculty of Actuaries, of Xafinity Consulting. This valuation demonstrated the scheme to be 85 per cent funded. Based on this valuation, it was agreed with the Trustees that the existing level of deficit funding of £13.1 million per annum continues to be paid into the scheme until 31 December 2018, to eliminate the actuarial deficit. The deficit funding will be reviewed every three years at subsequent valuations.

The last completed actuarial valuation of the M&G Group Pension Scheme (M&GGPS) was as at 31 December 2011, finalised in 2012 by Paul Belok, Fellow of the Institute and Faculty of Actuaries, of Aon Hewitt Limited. This valuation demonstrated the scheme to be 83 per cent funded. Based on this valuation, deficit funding amounts designed to eliminate the actuarial deficit over a three year period are being made from January 2013 of £18.6 million per annum for the first two years and £9.3 million in the third year.

Summary economic and IAS 19 financial positions

Under the IAS 19 ‘Employee Benefits’ valuation basis, the Group applies IFRIC 14, ‘IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’. Under IFRIC 14, a surplus is only recognised to the extent that the Company is able to access the surplus either through an unconditional right of refund to the surplus or through reduced future contributions relating to ongoing service, which have been substantively enacted or contractually agreed. Further, the IFRS financial position recorded, reflects the higher of any underlying IAS 19 deficit and any obligation for committed deficit funding where applicable. For PSPS, the Group does not have an unconditional right of refund to any surplus of the scheme.

The underlying IAS 19 surplus for PSPS at 31 December 2013 was £726 million (31 December 2012: £1,174 million) of which reflecting the arrangements under the scheme rules only a portion of the surplus, being £124 million (2012: £164 million), is recognised as recoverable. The £ 124 million (2012: £164 million) represents the present value of the economic benefit to the Company from the difference between future ongoing contributions to the scheme and estimated accrued cost of service. Of this amount, £87 million has been allocated to the PAC with-profits fund and £37 million was allocated to the shareholders’ fund (2012: £115 million and £49 million, respectively).

The IAS 19 deficit of the SASPS at 31 December 2013 was a deficit of £115 million (2012: deficit of £74 million) and has been allocated approximately 50 per cent to the PAC with-profits fund and 50 per cent to the shareholders’ fund.

The IAS 19 surplus of the M&GGPS on an economic basis at 31 December 2013 was a surplus of £36 million (2012: surplus of £38 million) and is wholly attributable to shareholders. The underlying position on an economic basis reflects the assets (including investments in Prudential insurance policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes. As at 31 December 2013, the M&GGPS has invested £114 million in Prudential insurance policies (2012: £169 million). After excluding these investments that are offset against liabilities to policyholders, the IAS 19 basis position of the M&GGPS is a deficit of £78 million (2012: deficit of £131 million).

Risks to which the defined benefit schemes expose the Group

Responsibility of making good of any deficit that may arise in the schemes lies with the employers of the schemes, which are subsidiaries of the Group. Accordingly, the pension schemes expose the Group to a number of risks and the most significant of which are detailed below:

•	Interest rate and investment risk—this risk arises because the schemes are not invested wholly in assets that most closely match the expected future cashflows. Therefore, falling equity markets and bond yields may lead to higher deficits in the schemes. Details of the investment portfolio of the schemes are provided in note 3;

•	Inflation risk—the majority of the benefit obligations of all three schemes are linked to inflation, and higher inflation will lead to higher liabilities; and

•	Mortality risk—increases in life expectancy of the members would mean that benefits are paid for longer and will result in an increase in the scheme’s liabilities.

Corporate governance

The Group’s UK pension schemes are regulated by ‘The Pension Regulator’ in accordance with the Pension Act 1995. Trustees have been appointed for each pension scheme and they have the ultimate responsibility to ensure that the scheme is managed in accordance with the Trust Deed & Rules. The Trustees are required by the Pension Regulator to be well conversant with the Trust Deed & Rules and to act in accordance with these Rules.

The Rules of the Group’s largest pension arrangement, the defined benefit section of PSPS, a final salary scheme, specify that, in exercising its investment powers, the Trustee’s objective is to achieve the best overall investment return consistent with the security of the assets of the scheme. In doing this, consideration is given to the nature and duration of the scheme’s liabilities. The Trustee sets the benchmark for the asset mix, following analysis of the liabilities by the Scheme’s Actuary and, having taken advice from the Investment Managers, then selects benchmark indices for each asset type in order to measure investment performance against a benchmark return.

The Trustee reviews strategy, the asset mix benchmark and the Investment Managers’ objectives every three years, to coincide with the Actuarial Valuation, or earlier if the Scheme Actuary recommends. Interim reviews are conducted annually based on changing economic circumstances and financial market levels.

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

The Trustee consults the Principal Employer, the Prudential Assurance Company, on the investment principles, but the ultimate responsibility for the investment of the assets of the scheme lies with the Trustee.

The investment policies and strategies for the other two UK defined benefit schemes, (the SASPS and M&GGPS, which are both final salary schemes,) follow similar principles, but have different target allocations reflecting the particular requirements of the schemes. All of the three UK schemes are closed to new entrants.

The majority of the scheme liabilities are linked to inflation. The assets that would most closely match the liabilities are a combination of index-linked government bonds or investment grade derivatives to match these inflation-linked liabilities and fixed interest gilts to match the fixed liabilities of the schemes. These “matching assets” generally are expected to generate lower future returns than asset classes such as equities. The risk that must be traded off against investing in higher expected returns assets is increased volatility of the schemes’ return and higher risk of default.

The Trustee of each of the schemes manages the investment strategy of the scheme to achieve an acceptable balance between investing in the assets that most closely match the expected benefit payments and assets that are expected to achieve a greater return in the hope of reducing the contributions required or providing additional benefits to members. When determining the investment strategy, the Trustee considers the risk that falls in asset values may not be matched by similar falls in the value of the schemes’ liabilities. It also consults the Principal Employer, in order to understand the Principal Employer’s appetite for bearing this risk and considers the Employer’s ability to make good any shortfall that may arise.

The PSPS scheme has entered into a derivatives based strategy to match the duration and inflation profile of its liabilities. This involved a reallocation from other investments to other assets with an interest and inflation swap overlay. In broad terms, the scheme is committed to making a series of payments related to LIBOR on a nominal amount and in return the scheme receives a series of fixed and inflation-linked payments which match a proportion of its liabilities. As at 31 December 2013, the nominal value of the interest and inflation-linked swaps amounted to £0.8 billion (2012: £0.9 billion) and £2.7 billion (2012: £2.0 billion) respectively.

The SASPS and M&GGPS use very limited or no derivatives to hedge their risks. The risks arising from these schemes are managed through well diversified investments with a portion of the scheme assets invested in inflation-indexed bonds to provide a partial hedge against inflation. The M&G pension scheme also invests in leveraged gilts as part of its asset liability management.

(b) Assumptions

The actuarial assumptions used in determining benefit obligations and the net periodic benefit costs for the years ended 31 December were as follows:

	2013%	2012%	2011%
Discount rate*	4.4	4.4	4.7
Rate of increase in salaries	3.3	2.7	2.9
Rate of inflation**
Retail prices index (RPI)	3.3	2.7	2.9
Consumer prices index (CPI)	2.3	2.0	1.9
Rate of increase of pensions in payment for inflation:
PSPS:
Guaranteed (maximum 5%)	2.5	2.5	2.5
Guaranteed (maximum 2.5%)	2.5	2.5	2.5
Discretionary	2.5	2.5	2.5
Other schemes	3.3	2.7	2.9

*	The discount rate has been determined by reference to an ‘AA’ corporate bond index, adjusted where applicable, to allow for the difference in duration between the index and the pension liabilities.
**	The rate of inflation reflects the long-term assumption for the UK RPI or CPI depending on the tranche of the schemes.

The calculations are based on current actuarially calculated mortality estimates with a specific allowance made for future improvements in mortality. The specific allowance made is in line with a custom calibration and has been updated in 2013 to reflect the 2011 mortality model from the Continuous Mortality Investigation Bureau of the Institute and Faculty of Actuaries (CMI). The tables used for PSPS immediate annuities in payment at 31 December 2013 were:

Male: 112.0 per cent PNMA00 with improvements in line with a custom calibration of the CMI’s 2011 mortality model, with a long-term mortality improvement rate of 1.75 per cent per annum; and

Female: 108.5 per cent PNFA00 with improvements in line with a custom calibration of the CMI’s 2011 mortality model, with a long-term mortality improvement rate of 1.25 per cent per annum.

The tables used for PSPS immediate annuities in payment at 31 December 2012 were:

Male: 108.6 per cent PNMA00 with improvements in line with a custom calibration of the CMI’s 2009 mortality model, with a long-term mortality improvement rate of 1.75 per cent per annum; and

Female: 103.4 per cent PNFA00 with improvements in line with a custom calibration of the CMI’s 2009 mortality model, with a long-term mortality improvement rate of 1.00 per cent per annum.

The assumed life expectancies on retirement at age 60, based on the mortality table used was:

	2013 years		2012 years
	Male	Female	Male	Female
Retiring today	27.9	29.5	28.0	29.1
Retiring in 20 years’ time	31.5	32.8	30.6	31.2

The mean term of the current PSPS liabilities is around 17 years.

Using external actuarial advice provided by the scheme actuaries being Towers Watson for the valuation of PSPS, Xafinity Consulting for SASPS and Aon Hewitt Limited for the M&G GPS, the most recent full valuations have been updated to 31 December 2013, applying the principles prescribed by IAS 19.

(c)	Estimated pension scheme surpluses and deficits

This section illustrates the financial position of the Group’s defined benefit pension schemes on an economic basis and the IAS 19 basis.

The underlying pension position on an economic basis reflects the assets (including investments in Prudential policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes. The IAS 19 basis excludes the investments in Prudential policies. At 31 December 2013, the investments in Prudential insurance policies comprise £143 million (2012: £123 million) for PSPS and £114 million (2012: £169 million) for the M&G GPS. In principle, on consolidation the investments are eliminated against policyholder liabilities of UK insurance operations, so that the formal IAS 19 position for the scheme in isolation excludes these items. This treatment applies to the M&G GPS investments. However, as a substantial portion of the Company’s interest in the underlying surplus of PSPS is not recognised, the adjustment is not necessary for the PSPS investments.

Movements on the pension scheme deficit determined on the economic basis are as follows, with the effect of the application of IFRIC 14 being shown separately:

	2013 £m
		(Charge) credit to income statement or other comprehensive income
	Surplus (deficit) in schemes at 1 January 2013	Operating results (based on longer-term investment returns)	Actuarial and other gains and losses	Contributions paid	Surplus (deficit) in schemes at 31 Dec 2013
All schemes
Underlying position (without the effect of IFRIC 14)
Surplus	1,138	15	(563)	56	646
Less: amount attributable to PAC with-profits fund	(787)	(21)	366	(15)	(457)

Shareholders’ share:
Gross of tax surplus (deficit)	351	(6)	(197)	41	189
Related tax	(81)	1	50	(8)	(38)

Net of shareholders’ tax	270	(5)	(147)	33	151

Application of IFRIC 14 for the derecognition of PSPS surplus
Derecognition of surplus	(1,010)	(39)	447	—	(602)
Less: amount attributable to PAC with-profits fund	709	32	(313)	—	428

Shareholders’ share:
Gross of tax surplus (deficit)	(301)	(7)	134	—	(174)
Related tax	69	2	(36)	—	35

Net of shareholders’ tax	(232)	(5)	98	—	(139)

With the effect of IFRIC 14
Surplus (deficit)	128	(24)	(116)	56	44
Less: amount attributable to PAC with-profits fund	(78)	11	53	(15)	(29)

Shareholders’ share:
Gross of tax surplus (deficit)	50	(13)	(63)	41	15
Related tax	(12)	3	14	(8)	(3)

Net of shareholders’ tax	38	(10)	(49)	33	12

Underlying investments and liabilities of the schemes

On the ‘economic basis’, after including the underlying assets represented by the investments in Prudential insurance policies as scheme assets, the plans net assets at 31 December comprise the following investments and liabilities:

	2013				2012**
	PSPS £m	Other schemes £m	Total £m	%	PSPS £m	Other schemes £m	Total £m	%
Equities
UK	133	76	209	3	123	63	186	3
Overseas	12	317	329	5	—	249	249	3
Bonds*:
Government	4,288	311	4,599	66	4,754	274	5,028	70
Corporate	715	107	822	12	454	141	595	8
Asset-backed securities	45	17	62	1	39	3	42	1
Derivatives	91	6	97	1	165	11	176	2
Properties	71	44	115	2	167	40	207	3
Other assets	687	24	711	10	698	16	714	10

Total value of assets	6,042	902	6,944	100	6,400	797	7,197	100

*	97 per cent of the bonds are investment graded (2012: 98 per cent).
**	The 2012 comparatives have been reclassified to align to the current year’s asset categorisation.

The movements in the IAS 19 pension schemes’ surplus and deficit between scheme assets and liabilities as consolidated in the financial statements were:

Attributable to policyholders and shareholders

2013 £m	Plan assets (i)	Present value of benefit obligations(i),(ii)	Net surplus (deficit) (without the effect of IFRIC 14)	Effect of IFRIC 14 for derecognition of PSPS surplus	Economic basis net surplus (deficit)	Other adjustments including for investments in Prudential insurance policies(iii)	IAS 19 basis net deficit(i)
Net deficit, beginning of year	7,197	(6,059)	1,138	(1,010)	128	(169)	(41)
Current service cost		(27)	(27)		(27)		(27)
Net interest on net defined benefit liability (asset)	313	(267)	46	(39)	7	(8)	(1)
Administration expenses paid out of plan assets	(4)		(4)		(4)		(4)
Benefit payments	(254)	254	—		—		—
Employers contributionsnote (iv)	56		56		56		56
Employees contributions	2	(2)	—		—		—
Actuarial and other gains and lossesnote (v)	(366)	(197)	(563)	447	(116)	1	(115)
Transfer out of investment in Prudential insurance policies			—		—	62	62

Net surplus (deficit), end of year	6,944	(6,298)	646	(602)	44	(114)	(70)

2012 £m
Net deficit, beginning of year	7,164	(5,620)	1,544	(1,607)	(63)	(165)	(228)
Current service cost		(29)	(29)		(29)		(29)
Past service costnote (vi)		(106)	(106)		(106)		(106)
Net interest on net defined benefit liability (asset)	333	(264)	69	(70)	(1)	(8)	(9)
Administration expenses paid out of plan assets	(3)		(3)		(3)		(3)
Benefit payments	(239)	239	—		—		—
Employers contributionsnote (iv)	71		71		71		71
Employees contributions	2	(2)	—		—		—
Actuarial and other gains and lossesnote (v)	(131)	(277)	(408)	667	259	(20)	239
Transfer out of investment in Prudential insurance policies and other adjustments			—		—	24	24

Net surplus (deficit), end of year	7,197	(6,059)	1,138	(1,010)	128	(169)	(41)

	Plan assets(i)	Present value of benefit obligations(i),(ii)	Net surplus (deficit) (without the effect of IFRIC 14)	Effect of IFRIC 14 for derecognition of PSPS surplus	Economic basis net surplus (deficit)	Other adjustments including for investments in Prudential insurance policies(iii)	IAS 19 basis net deficit(i)
2011 £m
Net deficit, beginning of year	6,004	(5,692)	312	(532)	(220)	(227)	(447)
Current service cost		(31)	(31)		(31)		(31)
Past service costnote (vi)		282	282		282		282
Net interest on net defined benefit liability (asset)	328	(300)	28	(29)	(1)	(15)	(16)
Administration expenses paid out of plan assets	(4)	—	(4)		(4)		(4)
Benefit payments	(222)	222	—		—	5	5
Employers contributionsnote (iv)	93	—	93		93	(20)	73
Employees contributions	2	(2)	—		—	(1)	(1)
Actuarial and other gains and lossesnote (v)	963	(99)	864	(1,046)	(182)	1	(181)
Transfer out of investment in Prudential insurance policies and other adjustments	—	—	—		—	92	92

Net surplus (deficit), end of year	7,164	(5,620)	1,544	(1,607)	(63)	(165)	(228)

Notes

(i) The IAS 19 basis pensions deficit can be summarised as follows:

	2013 £m			2012 £m
	Quoted prices in an active market	Other	Total	Quoted prices in an active market	Other	Total
Plan assets (IAS 19 basis before effect of IFRIC 14):
Equities:
UK	24	2	26	21	2	23
Overseas	305	14	319	232	17	249
Government	4,564	—	4,564	4,965	—	4,965
Corporate	781	12	793	521	8	529
Asset-backed securities	62	—	62	42	—	42
Derivatives	97	—	97	176	—	176
Properties	—	115	115	—	207	207
Other assets	527	184	711	494	220	714

Fair value of plan assets, end of year*	6,360	327	6,687	6,451	454	6,905
Present value of benefit obligation			(6,298)			(6,059)

			389			846
Effect of the application of IFRIC 14 for pension schemes:
Derecognition of PSPS’ surplus			(602)			(1,010)
Consolidation adjustment in respect of investment of PSPS in Prudential policies			143			123

Deficit recognised in the statement of financial position			(70)			(41)

*	The IAS 19 basis plan assets at 31 December 2013 of £6,687 million (2012: £6,905 million) is different from the economic basis plan assets of £6,944 million (2012: £7,197 million) as shown above due to the exclusion of investment in Prudential insurance policies, which are eliminated on consolidation of £257 million (2012: £292 million) comprising £143 million for PSPS (2012: £123 million) and £114 million for the M&GGPS scheme (2012: £169 million).

None of the scheme assets included shares in Prudential plc or property occupied by the Prudential Group.

(ii)	Maturity profile of the benefit obligations

The weighted average duration of the benefit obligations of the schemes is 18.2 years (2012: 18.1 years)

The following table provides an expected maturity analysis of the benefit obligations as at 31 December 2013:

	2013 £m
	1 Year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 Years	Over 20 years	Total
All schemes	223	972	1,459	1,672	1,747	10,198	16,271

The expected maturity analysis of the benefit obligations as at 31 December 2012 is similar to those of 2013 above.

(iii)	The adjustments for investments in Prudential insurance policies are consolidation adjustments for intragroup assets and liabilities with no impact to operating results.

(iv)	Total employer contributions expected to be paid into the Group defined benefit schemes for the year ending 31 December 2014 amounts to £56 million (2013: £56 million).

(v)	The actuarial and other gains and losses attributable to policyholders and shareholders as shown in the table above are analysed as follows:

	2013 £m	2012 £m	2011 £m
Actuarial and other gains and losses
Return on the scheme assets less amount included in interest income	(366)	(131)	963
(Losses) Gains on changes in demographic assumptions	(22)	14	30
Losses on changes in financial assumptions	(174)	(287)	(453)
Experience losses on scheme liabilities	(1)	(4)	324
	(563)	(408)	864
Effect of derecognition of PSPS surplus	447	667	(1,046)
Consolidation adjustment for investments in Prudential insurance policies and other adjustments	1	(20)	1

	(115)	239	(181)

(vi)	During the first half of 2012, an exceptional discretionary increase to pensions in payment of PSPS was awarded which resulted in a past service cost of £106 million on the underlying surplus.

During	2011, the Group altered its inflation measure basis for future statutory increases to pension payments for certain tranches of its UK defined benefit pension schemes. This reflected the UK Government’s decision to replace the basis of indexation from RPI with CPI. The £282 million credit in 2011 shown comprised £216 million for PSPS and £66 million for other schemes.

(d)	Sensitivity of the pension scheme liabilities to key variables

The total underlying Group pension scheme liabilities of £6,298 million (2012: £6,059 million) comprise £5,316 million (2012: £5,226 million) for PSPS and £982 million (2012: £833 million) for the other schemes. The table below shows the sensitivity of the underlying PSPS and the other scheme liabilities at 31 December 2013 and 2012 to changes in discount rate, inflation rates and mortality rates. The sensitivity information below is based on the core scheme liabilities and assumptions at the balance sheet date. The sensitivity is calculated based on a change in one assumption with all other assumptions being held constant. As such, interdependencies between the assumptions are excluded.

The sensitivity of the underlying pension scheme liabilities to changes in discount, inflation and mortality rates as shown above does not directly equate to the impact on the profit or loss attributable to shareholders or shareholders’ equity due to the effect of the application of IFRIC 14 on PSPS and the allocation of a share of the interest in financial position of the PSPS and Scottish Amicable schemes to the PAC with-profits fund as described above.

The sensitivity to the changes in the key variables as shown in the table above has no significant impact on the pension costs included in the Group’s operating results. This is due to the pension costs charged in each of the periods presented being derived largely from market conditions at the beginning of the period. After applying IFRIC 14 and to the extent attributable to shareholders, any residual impact from the changes to these variables is reflected as actuarial gains and losses on defined benefit pension schemes within the supplementary analysis of profits.

	Assumption applied		Sensitivity change in assumption	Impact of sensitivity on scheme liabilities on IAS 19 basis
	2013	2012			2013	2012
Discount rate	4.4%	4.4%	Decrease by 0.2%	Increase in scheme liabilities by:
				PSPS	3.3%	3.3%
				Other schemes	5.1%	4.9%
Discount rate	4.4%	4.4%	Increase by 0.2%	Decrease in scheme liabilities by:
				PSPS	3.1%	3.1%
				Other schemes	4.7%	4.6%
Rate of inflation	RPI: 3.3%	RPI: 2.7%	RPI: Decrease by 0.2%	Decrease in scheme liabilities by:
	CPI: 2.3%	CPI: 2.0%	CPI: Decrease by 0.2% with consequent reduction in salary increases	PSPS	0.7%	0.6%
				Other schemes	4.6%	4.3%
Mortality rate			Increase life expectancy by 1 year	Increase in scheme liabilities by:
				PSPS	2.7%	2.6%
				Other schemes	2.7%	2.4%

C10	Share capital, share premium and own shares

	2013			2012
	Number of ordinary shares	Share capital	Share premium	Number of ordinary shares	Share capital	Share premium
		£m	£m		£m	£m
Issued shares of 5p each fully paid:
At 1 January	2,557,242,352	128	1,889	2,548,039,330	127	1,873
Shares issued under share-based schemes	3,139,384	—	6	9,203,022	1	16

At 31 December	2,560,381,736	128	1,895	2,557,242,352	128	1,889

Amounts recorded in share capital represent the nominal value of the shares issued. The difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of shares issued is credited to the share premium account.

At 31 December 2013, there were options outstanding under Save As You Earn schemes to subscribe for shares as follows:

	Number of shares to subscribe for	Share price range		Exercisable by year

		from	to
31 December 2013	10,233,986	288p	901p	2019
31 December 2012	9,396,810	288p	629p	2018

Transactions by Prudential plc and its subsidiaries in Prudential plc shares

The Group buys and sells Prudential plc (‘own shares’) either in relation to its employee share schemes or via transactions undertaken by authorised investment funds that the Group is deemed to control. The cost of own shares of £141 million as at 31 December 2013 (2012: £97 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans. At 31 December 2013, 7.1 million (2012: 8.0 million) Prudential plc shares with a market value of £94.5 million (2012: £69 million) were held in such trusts all of which are for employee incentive plans.

The Company purchased the following number of shares in respect of employee incentive plans.

	Number of shares purchased (in millions)*	Cost £m
2013	4.4	53.8
2012	5.9	47.9

*	The maximum number of shares held in 2013 was 8.0 million which was in January 2013.

The shares purchased each month are as follows:

		2013 Share Price				2012 Share Price
	Number of shares	Low	High	Cost	Number of shares	Low	High	Cost
		£	£	£		£	£	£
January	11,864	9.15	9.15	108,496	15,573	6.40	6.40	99,589
February	10,900	9.25	9.25	100,868	12,678	7.33	7.33	92,930
March*	11,342	10.15	10.15	115,121	522,002	7.10	8.03	3,946,335
April	894,567	10.30	10.86	9,692,613	368,901	7.27	7.67	2,712,460
May	54,781	11.56	11.72	643,608	939,541	6.80	7.26	6,407,556
June	15,950	10.89	11.11	176,139	482,377	6.61	6.84	3,208,338
July	11,385	11.20	11.20	135,132	15,047	7.26	7.26	109,166
August	924,499	11.48	11.94	10,955,609	28,488	7.88	8.12	228,176
September	10,960	11.38	11.38	124,725	712,649	8.16	8.25	5,829,154
October	103,999	11.54	11.69	1,201,870	12,549	8.39	8.39	105,329
November	12,108	12.52	12.65	151,773	492,993	8.55	9.15	4,502,129
December	2,362,435	12.63	12.93	30,377,986	2,277,012	8.86	9.27	20,706,597

Total	4,424,790			53,783,940	5,879,810			47,947,759

*	The 2012 comparative has been adjusted from previously published numbers.

The Group has consolidated a number of authorised investment funds where it is deemed to control these funds under IFRS. Some of these funds hold shares in Prudential plc. The total number of shares held by these funds at 31 December 2013 was 7.1 million (2012: 4.5 million) and the cost of acquiring these shares of £60 million (2012: £27 million) is included in the cost of own shares. The market value of these shares as at 31 December 2013 was £95 million (2012: £39 million). During 2013, these funds made net additions of 2,629,816 Prudential shares (2012: net disposals of 4,143,340) for a net increase of £33.1 million to book cost (2012: net decrease of £25.1 million).

All share transactions were made on an exchange other than the Stock Exchange of Hong Kong.

Other than set out above the Group did not purchase, sell or redeem any Prudential plc listed securities during 2013 or 2012.

C11 Capital position statement

This statement sets out the estimated capital position of the Group’s subsidiaries, by life assurance and asset management operations by reference to the local regulations as at 31 December 2013.

C11.1 Life assurance business

(a)	Summary statement

The Group’s estimated capital position for its life assurance subsidiaries with reconciliations to shareholders’ equity is shown below. In addition the statement provide an analysis of available capital for Group’s life assurance operations, determined by reference to the local regulations, to meet risks and regulatory requirements.

	2013 £m							2012 £m
	SAIF	WPSF note (i)	Total PAC with-profits fund	Other UK life assurance subsidiaries and funds note (ii)	Jackson	Asia life assurance subsidiaries	Total life assurance operations note (b)	Total life assurance operations
Group shareholders’ equity
Held outside long-term funds:
Net assets	—	—	—	912	3,446	2,564	6,922	7,553
Goodwill	—	—	—	—	—	231	231	239

Total	—	—	—	912	3,446	2,795	7,153	7,792
Held in long-term fundsnote (iii)	—	—	—	2,064	—	—	2,064	2,087

Total Group shareholders’ equity	—	—	—	2,976	3,446	2,795	9,217	9,879

Adjustments to regulatory basis
Unallocated surplus of with-profits fundsnote (v)	—	11,984	11,984	—	—	77	12,061	10,589
Shareholders’ share of realistic liabilities	—	(3,112)	(3,112)	—	—	—	(3,112)	(2,469)
Deferred acquisition costs of non-participating business and goodwill not recognised for regulatory reporting.	—	(5)	(5)	(89)	(4,121)	(784)	(4,999)	(4,201)
Jackson surplus notesnote (iv)	—	—	—	—	151	—	151	153
Investment and policyholder liabilities valuation differences between IFRS and regulatory basis for Jacksonnote (vii)	—	—	—	—	2,610	—	2,610	696
Pension liability difference between IAS 19 and regulatory basisnote (vii)	—	(55)	(55)	—	—	—	(55)	(107)
Valuation difference on PAL between IFRS basis and regulatory basis	—	(195)	(195)	—	—	—	(195)	(215)
Other adjustmentsnote (v)	—	(617)	(617)	(179)	817	(286)	(265)	(435)

Total adjustments	—	8,000	8,000	(268)	(543)	(993)	6,196	4,011

Total available capital resources of life assurance businesses on local regulatory bases	—	8,000	8,000	2,708	2,903	1,802	15,413	13,890

Policyholder liabilities
UK regulated with-profits funds:
Insurance contracts	6,428	28,735	35,163	—	—	6,293	41,456	43,266
Investment contracts with discretionary participation features	374	34,978	35,352	—	—	101	35,453	33,559

Total	6,802	63,713	70,515	—	—	6,394	76,909	76,825

Other liabilities:
Insurance contracts:
With-profits liabilities of non-UK regulated funds	—	—	—	—	—	6,744	6,744	6,597
Unit-linked, including variable annuitynote (viii)	—	32	32	6,127	65,681	11,918	83,758	67,382
Other life assurance businessnote (viii)	310	12,973	13,283	27,069	39,290	6,724	86,366	88,492
Investment contracts without discretionary participation features note (vi)	—	23	23	17,583	2,440	130	20,176	18,378

Total	310	13,028	13,338	50,779	107,411	25,516	197,044	180,849

Total policyholder liabilities shown in the consolidated statement of financial position	7,112	76,741	83,853	50,779	107,411	31,910	273,953	257,674

Notes

(i)	WPSF unallocated surplus includes amounts related to the Hong Kong branch, related policyholder liabilities are included in the Asia life assurance subsidiaries.
(ii)	Excluding PAC shareholders’ equity that is included in ‘parent company and shareholders’ equity of other subsidiaries and funds’.
(iii)	The term shareholders’ equity held in long-term funds refers to the excess of assets over liabilities attributable to shareholders of funds which are required by law to be maintained ring-fenced with segregated assets and liabilities.
(iv)	For regulatory purposes the Jackson surplus notes are accounted for as capital.
(v)	Other adjustments to shareholders’ equity and unallocated surplus include amounts for the value of non-participating business for UK regulated with-profits funds, deferred tax, admissibility and other items measured differently on the regulatory basis. For Jackson the principal reconciling item is deferred tax related to the differences between IFRS and regulatory basis as shown in the table above and other methodology differences.
(vi)	Principally includes unit-linked and similar contracts in the UK and GIC liabilities of Jackson.
(vii)	The investment and policyholder liabilities valuation difference between IFRS and regulatory bases for Jackson is mainly due to not all investments being carried at fair value under the regulatory basis and also due to the valuation difference on annuity reserves.
(viii)	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

(b) Reconciliation to the Group total shareholders’ equity

The table below reconciles shareholders’ equity held in life assurance operations as shown in the table in note (a) to the Group total shareholders’ equity as at 31 December 2013:

	2013 £m
	Total life assurance operations note (a)	M &G (including Prudential Capital)	Parent company and shareholders’ equity of other subsidiaries and funds note	Group total
Group shareholders’ equity
Held outside long-term funds:
Net assets	6,922	449	(1,246)	6,125
Goodwill	231	1,153	77	1,461

Total	7,153	1,602	(1,169)	7,586
Held in long-term funds	2,064	—	—	2,064

Total Group shareholders’ equity	9,217	1,602	(1,169)	9,650

Note

Including	PAC shareholders’ equity.

(c)	Movement in total available capital

Total available capital for the Group’s life assurance operations has changed as follows

	£m
	WPSF note (i)	Other UK life assurance subsidiaries and funds note (iii)	Jackson note (ii)	Asia life assurance subsidiaries note (iv)	Group total
Available capital at 31 December 2012	7,000	2,370	2,899	1,621	13,890
Changes in assumptions	200	122	—	34	356
Changes in management policy	(100)	—	—	—	(100)
Changes in regulatory requirements	600	—	—	(23)	577
New business and other factorsnote (v)	300	216	4	170	690

Available capital at 31 December 2013	8,000	2,708	2,903	1,802	15,413

Notes

(i)	With-profits sub-fund

The increase in 2013 of £1 billion reflects primarily the positive impact of investment returns earned on the opening available capital and rising yields.

(ii)	Jackson

The increase of £4 million in 2013 reflects an underlying increase of £57 million (applying the 2013 year end exchange rate of US$1.66:£1.00) and £53 million of exchange translation loss.

(iii)	Other UK life assurance subsidiaries and funds

The effect from the changes in assumptions of valuation interest rates on insurance liabilities is broadly matched by the corresponding effect on assets leaving no significant impact on the available capital.

(iv)	Asia life assurance subsidiaries

The increase of £181 million in 2013 reflects an underlying increase of £325 million (applying the relevant 2013 year end exchange rates) and £143 million of exchange translation loss.

(v)	New business and other factors comprise the effect of changes in new business, valuation interest rate, investment return, foreign exchange and other factors.

(d)	Basis of preparation, capital requirements and management

Each of the Group’s long-term business operations is capitalised to a sufficiently strong level for its individual circumstances. Details by the Group’s major operations are shown below.

(i)	Asia insurance operations

The available capital shown above of £1,802 million (2012: £1,621 million) represents the excess of local regulatory basis assets over liabilities before deduction of required capital of £699 million (2012: £661 million).

The businesses in Asia are subject to local capital requirements in the jurisdictions in which they operate. The Hong Kong business branch of PAC and its capital requirements are subsumed within those of the PAC long-term fund. The Hong Kong business branch of PAC was transferred to separate subsidiaries established in Hong Kong on 1 January 2014 (see note D2). For the other material Asian operations, the details of the basis of determining regulatory capital and regulatory capital requirements are as follows:

Indonesia

Solvency capital is determined using a risk-based capital approach. Insurance companies in Indonesia are expected to maintain the level of net assets above 120 per cent of solvency capital.

In 2013, the local regulatory basis in Indonesia was replaced with the Indonesian authority’s risk-based capital framework. In accordance with the framework, policy reserves for traditional business are determined on a gross premium reserve basis using prudent best estimate assumptions. For linked business, the value of the units are maintained with a non-unit reserve which is calculated in accordance with standard actuarial methodology.

Korea

Policy reserves for traditional business are determined on net premium reserve basis using standard mortality and prescribed standard interest rates.

For linked business, the value of the units are held together with the non-unit reserves and calculated in accordance with the local regulator’s standard actuarial methodology.

A risk-based capital framework is applied in Korea. For local solvency, the regulatory minimum is 100 per cent of the risk-based capital. Further, in accordance with the local risk-based capital framework, insurers are expected to maintain a level of free surplus in excess of the capital requirements. The general target level for the solvency margin is greater than 150 per cent of the risk-based capital as required by the regulators.

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

Thailand

A new risk-based capital framework was adopted from 1 January 2012 to replace the previous framework that used a net premium approach.

For non-participating business, the gross premium reserves are determined using best estimate assumptions along with provisions of risk margin for adverse deviations discounted at the risk-free rate.

The risk free rate is derived from the greater of the current yield curve of Thai government bonds or a weighted-average yield curve of the prior seven quarters Thai government bonds, as prescribed by the local regulator.

Vietnam

For traditional business, mathematical reserves are calculated using a modified net premium approach, set using assumptions agreed with the regulator.

For linked business, the value of units is held together with the non-unit reserves calculated in accordance with the local regulator’s standard actuarial methodology.

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

(ii)	US insurance operations

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

The available capital of Jackson shown above of £2,903 million (2012: £2,899 million) reflects US regulatory basis assets less liabilities as adjusted for asset valuation reserves. The asset valuation reserve, which is reflected as available capital, is designed to provide for future credit-related losses on debt securities and losses on equity investments. Available capital includes a reduction for the effect of the interest maintenance reserve, which is designed by state regulators to defer recognition of non-credit related realised capital gains and losses and to recognise them ratably in the future.

Jackson’s risk-based capital ratio is significantly in excess of regulatory requirements. At 31 December 2013, Jackson had a permitted practice in effect as granted by the local regulator allowing Jackson to carry certain interest rate swaps at book value, as if statutory hedge accounting were in place, instead of at fair value as would have been otherwise required. Jackson was also required to demonstrate the effectiveness of its interest rate swap programme pursuant to the Michigan Insurance Code. The total effect of this permitted practice net of tax was to increase statutory surplus by £0.8 million at 31 December 2013.

Michigan insurance law specifically allows value of business acquired as an admitted asset as long as certain criteria are met. US NAIC standards limit the admitted amount of goodwill/value of business acquired generally to 10 per cent of capital and surplus. At 31 December 2013, Jackson reported £257 million of statutory basis value of business acquired as a result of the REALIC acquisition, which is fully admissible under Michigan insurance law.

(iii)	UK insurance operations

In the UK, the insurers, regulated by PRA, must hold capital resources equal at least to the Minimum Capital Requirement (MCR). In addition the rules require insurers to perform Individual Capital Assessments. Under these rules insurers must assess for themselves the amount of capital needed to back their business. If the PRA views the results of this assessment as insufficient, it may draw up its own Individual Capital Guidance for a firm, which can be superimposed as a requirement.

PAC with-profits sub-fund and Scottish Amicable Insurance Fund

Under PRA rules, insurers with with-profits liabilities of more than £500 million must hold capital equal to the higher of the MCR and the Enhanced Capital Requirement (ECR). The ECR is intended to provide a more risk responsive and ‘realistic’ measure of a with-profit insurer’s capital requirements, whereas the MCR is broadly speaking equivalent to the previous required minimum margin under the Interim Prudential Sourcebook and satisfies the minimum EU Standards.

Determination of the ECR involves the comparison of two separate measurements of the firm’s resources requirement, which the PRA refers to as the ‘twin peaks’ approach.

The two separate peaks are:

i	The requirement comprised by the mathematical reserves plus the ‘Long-Term Insurance Capital Requirement’ (LTICR), together known as the ‘regulatory peak’; and

ii	a calculation of the ‘realistic’ present value of the insurer’s expected future contractual liabilities together with projected ‘fair’ discretionary bonuses to policyholders, plus a risk capital margin, together known as the ‘realistic peak’.

Available capital of the with-profits sub-fund and Scottish Amicable Insurance Fund of £8.0 billion (2012: £7.0 billion) represents the excess of assets over liabilities on the PRA realistic basis. Unlike the previously discussed FRS 27 basis, realistic liabilities on the regulatory basis include the shareholders’ share of future bonuses. These amounts are shown before deduction of the risk capital margin which is estimated to be £0.9 billion at 31 December 2013 (2012: £1.5 billion).

The PRA’s basis of setting the risk capital margin is to target a level broadly equivalent to a Standard & Poor’s credit rating of BBB and to judge this by ensuring there are sufficient assets to absorb a one in 200 year event. The risk capital margin calculation achieves this by setting rules for the determination of margins to cover defined stress changes in asset values and yields for market risk, credit risk and termination risk for with-profits policies.

PAC has discretion in its management actions in the case of adverse investment conditions. Management actions encompass, but are not confined to, investment allocation decisions, levels of reversionary bonuses, crediting rates and total claim values.

Other UK life assurance subsidiaries and funds

The available capital of £2,708 million (2012: £2,370 million) reflects the excess of regulatory basis assets over liabilities of the subsidiaries and funds, before deduction of the capital resources requirement of £1,364 million (2012: £1,376 million).

The capital resources requirement for these companies broadly reflects a formula which, for active funds, equates to a percentage of regulatory reserves plus a percentage of death strains. Death strains represent the payments made to policyholders upon death in excess of amounts explicitly allocated to fund the provisions for policyholder’s claims and maturities.

(iv)	Group capital requirements

In addition to the requirements at individual company level, PRA requirements under the IGD apply additional prudential requirements for the Group as a whole. Discussion of the Group’s estimated IGD position at 31 December 2013, together with market risk sensitivity disclosure provided to key management, is provided in the Capital Management section under ‘Group Risk Framework’ within Item 4 ‘Information on the Company’.

(e)	Transferability of available capital

For PAC and all other UK long-term insurers, long-term business assets and liabilities must, by law, be maintained in funds separate from those for the assets and liabilities attributable to non-life insurance business or to shareholders. Only the ‘established surplus’, the excess of assets over liabilities in the long-term fund determined through a formal valuation, may be transferred so as to be available for other purposes. Distributions from the with-profits sub-fund to shareholders reflect the shareholders’ one-ninth share of the cost of declared policyholders’ bonuses.

Accordingly, the excess of assets over liabilities of the PAC long-term fund is retained within that company. The retention of the capital enables it to support with-profits and other business of the fund by, for example, providing the benefits associated with smoothing and guarantees. It also provides investment flexibility for the fund’s assets by meeting the regulatory capital requirements that demonstrate solvency and by absorbing the costs of significant events or fundamental changes in its long-term business without affecting the bonus and investment policies.

For other UK long-term business subsidiaries, the amounts retained within the companies are at levels which provide an appropriate level of capital strength in excess of the regulatory minimum.

For Jackson, capital retention is maintained at a level consistent with an appropriate rating by Standard & Poor’s. Currently Jackson is rated AA. Jackson can pay dividends on its capital stock only out of earned surplus unless prior regulatory approval is obtained. Furthermore, dividends which exceed the greater of statutory net gain from operations for the prior year or 10 per cent of Jackson’s prior year-end statutory surplus require prior regulatory approval.

For Asian subsidiaries, the amounts retained within the companies are at levels that provide an appropriate level of capital strength in excess of the local regulatory minimum. For ring-fenced with-profits funds, the excess of assets over liabilities is retained with distribution tied to the shareholders’ share of bonuses through declaration of actuarially determined surplus. The Singapore and Malaysian businesses may, in general, remit dividends to the UK, provided the statutory insurance fund meets the capital adequacy standard required under local statutory regulations.

Available capital of the non-insurance business units is transferable to the life assurance businesses after taking account of an appropriate level of operating capital, based on local regulatory solvency targets, over and above basis liabilities.

(f)	Sensitivity of liabilities and total capital to changed market conditions and capital management policies

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

For example, for businesses that are most sensitive to interest rate changes, such as immediate annuity business, Prudential uses cash flow analysis to create a portfolio of debt securities whose value changes in line with the value of liabilities when interest rates change. This type of analysis helps protect profits from changing interest rates. This type of analysis is used in the UK for annuity business and by Jackson for its interest-sensitive and fixed index annuities and institutional products.

For businesses that are most sensitive to equity price changes, Prudential uses stochastic modelling and scenario testing to look at the future returns on its investments under different scenarios which best reflect the large diversity in returns that equities can produce. This allows Prudential to devise an investment and with-profits policyholder bonus strategy that, based on the model assumptions, allows it to optimise returns to its policyholders and shareholders over time while maintaining appropriate financial strength. Prudential uses this methodology extensively in connection with its UK with-profits business.

(g)	Intra-group arrangements in respect of the Scottish Amicable Insurance Fund

Should the assets of the Scottish Amicable Insurance Fund be inadequate to meet the guaranteed benefit obligations of the policyholders of the Scottish Amicable Insurance Fund, the PAC long-term fund would be liable to cover any such deficiency in the first instance.

C11.2	Asset management operations—Regulatory and other surplus

Certain asset management subsidiaries of the Group are subject to regulatory requirements. The movement in the year of the surplus regulatory capital position of those subsidiaries, combined with the movement in the IFRS basis shareholders’ funds for unregulated asset management operations, is as follows:

	Asset management operations
	2013 £m				2012 £m
	M&G including Prudential Capital	US	Eastspring Investments	Total	Total
Regulatory and other surplus
Beginning of year	255	124	134	513	412
Gains during the year	349	18	57	424	416
Movement in capital requirement	(3)	—	(1)	(4)	3
Capital injection	—	—	8	8	9
Distributions made to the parent company	(292)	(6)	(67)	(365)	(318)
Exchange movement	—	(2)	(2)	(4)	(9)

End of year	309	134	129	572	513

C12	Provisions

	2013 £m	2012* £m
Provision in respect of defined benefit pension schemes:C9	194	205
Other provisions (see below)	441	386

Total provisions	635	591

Analysis of other provisions:

	2013 £m				2012* £m
	Legal provisions note (i)	Restructuring provisions note (ii)	Other Provisions note (iii)	Total	Legal provisions note (i)	Restructuring provisions note (ii)	Other Provisions note (iii)	Total
At 1 January	20	27	339	386	14	23	252	289
Charged to income statement:
Additional provisions	17	2	183	202	10	14	207	231
Unused amounts released	(2)	(13)	(10)	(25)	(1)	(4)	(7)	(12)
Used during the year	(21)	(3)	(86)	(110)	(2)	(6)	(109)	(117)
Exchange differences	—	—	(12)	(12)	(1)	—	(4)	(5)

Total at 31 December	14	13	414	441	20	27	339	386

*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Notes

(i)	Total legal provisions at 31 December 2013 of £14 million related to Jackson. Jackson has been named in civil proceedings, which appear to be substantially similar to other class action litigation brought against many life insurers in the US, alleging misconduct in the sale of insurance products. Of the £14 million legal provision as at 31 December 2013, £11 million has been established to cover this potential litigation and is expected to be utilised over the next five years.

(ii)	Restructuring provisions primarily relate to restructuring activities of UK insurance operations. The provisions pertain to property liabilities resulting from the closure of regional sales centres and branches and staff terminations and other transformation costs to enable streamlining of operations.
(iii)	Other provisions comprise staff benefits provisions of £332 million, provisions for onerous contracts of £41 million and regulatory and other provisions of £41 million. Staff benefits are generally expected to be paid out within the next three years.

The provision balance is expected to be paid out within the next five years.

C13	Property, plant and equipment

Property, plant and equipment comprise Group occupied properties and tangible assets. A reconciliation of the carrying amount of these items from the beginning of the year to the end of the year is as follows:

	2013 £m			2012* £m
	Group occupied property	Tangible assets	Total	Group occupied property	Tangible assets	Total
At 1 January
Cost	251	970	1,221	258	884	1,142
Accumulated depreciation	(39)	(428)	(467)	(29)	(376)	(405)

Net book amount	212	542	754	229	508	737

Year ended 31 December
Opening net book amount	212	542	754	229	508	737
Exchange differences	(1)	(2)	(3)	(9)	(8)	(17)
Depreciation charge	(12)	(75)	(87)	(10)	(80)	(90)
Additions	96	125	221	4	135	139
Arising on acquisitions of subsidiaries	1	77	78	—	(1)	(1)
Disposals and transfers	11	(54)	(43)	(2)	(12)	(14)

Closing net book amount	307	613	920	212	542	754

At 31 December
Cost	357	1,060	1,417	251	970	1,221
Accumulated depreciation	(50)	(447)	(497)	(39)	(428)	(467)

Net book amount	307	613	920	212	542	754

*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Capital expenditure: property, plant and equipment by segment

The capital expenditure of £125 million (2012: £135 million) arose as follows: £68 million in UK, £16 million in US and £23 million in Asia in insurance operations with the remaining balance of £18 million arising from asset management operations and unallocated corporate expenditure (2012: £80 million in UK, £24 million in US, £17 million in Asia in insurance operations and £10 million in other).

C14	Investment properties

Investment properties principally relate to the PAC with-profits fund and are carried at fair value. A reconciliation of the carrying amount of investment properties at the beginning and end of the year is set out below:

	2013 £m	2012* £m
At 1 January	10,554	10,470

Additions:
Resulting from acquisitions	1,050	1,025
Resulting from expenditure capitalised	42	118
Disposals	(613)	(695)
Net gain (loss) from fair value adjustments	441	(215)
Net foreign exchange differences	(15)	(52)
Transfers from / (to) held for sale assets	18	(97)

At 31 December	11,477	10,554

*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

The 2013 income statement includes rental income from investment properties of £606 million (2012:£544 million) and direct operating expenses including repairs and maintenance arising from these properties of £46 million (2012: £49 million).

Investment properties of £4,426 million (2012: £3,845 million) are held under finance leases. A reconciliation between the total of future minimum lease payments at the statement of financial position date, and their present value is shown below. This table also shows the minimum future rentals to be received on non-cancellable operating leases of the Group’s freehold investment properties in the following periods:

	2013 £m			2012* £m
	Future minimum payments	Future finance charges	PV of future minimum payments	Future minimum payments	Future finance charges	PV of future minimum payments
Less than 1 year	5	—	5	5	—	5
1 to 5 years	19	(3)	16	22	(4)	18
Over 5 years	824	(752)	72	959	(873)	86

Total	848	(755)	93	986	(877)	109

*	The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note A2.

Contingent rent is that portion of the lease payments that is not fixed in amount but is based on the future value of a factor that changes other than with the passage of time. There was no contingent rent recognised as income or expense in 2013 and 2012.

The Group’s policy is to rent investment properties to tenants through operating leases. Minimum future rentals to be received on non-cancellable operating leases of the Group’s freehold investment properties are receivable in the following periods:

	2013 £m	2012 £m
Less than 1 year	351	451
1 to 5 years	1,204	1,541
Over 5 years	3,294	3,785

Total	4,849	5,777

The total minimum future rentals to be received on non-cancellable sub-leases for the Group’s investment properties held under finance leases at 31 December 2013 are £2,315 million (2012: £2,439 million).

D	OTHER NOTES

D1	Business acquisitions and disposals

(a)	Acquisition of Thanachart Life Assurance Company Limited and bancassurance partnership agreement with Thanachart Bank

On 3 May 2013, the agreement Prudential plc, through its subsidiary Prudential Life Assurance (Thailand) Public Company Limited (Prudential Thailand), entered into in November 2012 to establish an exclusive 15-year partnership with Thanachart Bank Public Company Limited (Thanachart Bank) to develop jointly their bancassurance business in Thailand was launched. At the same time, Prudential Thailand completed the acquisition of 100 per cent of the voting interest in Thanachart Life Assurance Company Limited (Thanachart Life), a wholly-owned life insurance subsidiary of Thanachart Bank. This transaction builds on Prudential’s strategy of focusing on the highly attractive markets of South-east Asia and is in line with the Group’s multichannel distribution strategy.

The consideration for the transaction is THB 18.981 billion (£412 million), of which THB 17.500 billion (£380 million) was settled in cash on completion in May 2013 with a further payment of THB 0.946 billion (£20 million), for adjustments to reflect the net asset value as at completion date, paid in July 2013. In addition a deferred payment of THB 0.535 billion (£12 million) is payable 12 months after completion. Included in the total consideration of THB 18.981 billion (£412 million) was the cost of the distribution rights associated with the exclusive 15-year bancassurance partnership agreement with Thanachart Bank.

The purchase consideration paid was equivalent to the fair value of the acquired assets and liabilities assumed. No goodwill has been recognised.

In addition to the purchase consideration, the Group incurred £4 million of acquisition related costs, of which £3 million was recognised as an expense in the consolidated income statement in the second half of 2012 and the remaining £1 million recognised in 2013.

Assets acquired and liabilities assumed at the date of acquisition

The fair value of the acquired assets and liabilities are shown in the table below:

Fair value recognised at acquisition date £m
Assets
Acquired value of in-force business	21
Investments (principally debt securities)	642
Cash and cash equivalents	4
Other assets (including distribution rights)	293

Total assets	960

Liabilities
Insurance contract liabilities	487
Other non-insurance liabilities	61

Total liabilities	548

Net assets acquired and liabilities assumed	412

Purchase consideration (including £12 million of deferred consideration)	412

Insurance contract liabilities were valued consistent with Prudential’s existing IFRS valuation basis for the Thailand Life business, determined in accordance with methods prescribed by local GAAP adjusted to comply, where necessary, with UK GAAP. In accordance with IFRS 3 ‘Business Combinations’, an acquired value of in-force business has been recognised.

Included within the identifiable assets as shown above are loans and other debtors acquired with fair values of £6 million. These values represent the gross contractual amounts all of which are expected to be collected.

The consolidated statement of cash flows contains a £396 million net cash outflow in respect of the acquisition of Thanachart Life and the cost of the distribution rights representing cash consideration paid of £400 million less cash and cash equivalents acquired of £4 million.

Impact of the acquisition on the results of the Group

	Actual £m	Proforma £m
	Post acquisition period from 3 May to 31 December 2013	Estimated full year 2013
		note (i)
Revenue	113	197

Operating profit based on longer-term investment returns	30	40
Short-term fluctuations in investment returns	(7)	(7)
Amortisation of acquisition accounting adjustmentsnote (ii)	(3)	(4)
Profit before tax	20	29

Notes

(i)	The proforma shows the estimation of the Thanachart Life business’ contribution to the Group’s consolidated revenue and profit before tax for the period if the acquisition had occurred on 1 January 2013. In determining these amounts, it has been assumed that the fair value adjustments which arose on the date of acquisition would have been the same as if the acquisition had occurred on 1 January 2013. These amounts have been determined using actual results for the four month period to 2 May 2013 and the post-acquisition results from 3 May to 31 December 2013.
(ii)	The amortisation of acquisition accounting adjustments represents the amortisation of the acquired value of in-force business.

(b)	Acquisition of Reassure America Life Insurance Company in 2012

On 4 September 2012, the Group through its indirect wholly-owned subsidiary, Jackson completed the acquisition of 100 per cent issued share capital of SRLC America Holding Corp. and its primary operating subsidiary, Reassure America Life Insurance Company (REALIC). REALIC is a US-based insurance company whose business model was to acquire, through purchase or reinsurance, closed blocks of insurance business, primarily life assurance risks. REALIC did not and does not write new business. At 31 December 2012, the purchase consideration was subject to final agreement under the terms of the transaction with Swiss Re. No goodwill was recognised under IFRS on the date of the completion of the acquisition as the purchase consideration paid was equivalent to the fair value of the identifiable assets and liabilities assumed.

In the course of 2013, following the conclusion of an independent arbitration process over outstanding matters, the purchase consideration for REALIC was revised to £381 million in line with the re-measured value of the individual acquired assets and liabilities. This compares to the provisional estimates of £370 million for consideration and net assets reported in the 2012 consolidated IFRS financial statements.

The consolidated statement of cash flows in 2012 contained a £224 million net cash outflow in respect of this acquisition representing cash consideration of £371 million less cash and cash equivalents acquired of £147 million. In 2013 an additional cash outflow of £9 million was recorded reflecting the revised consideration.

(c)	Agreement to sell Japan Life business

On 16 July 2013 the Group reached an agreement to sell the Group’s closed book life insurance business in Japan, PCA Life Insurance Company Limited to SBI Holdings Inc. for US$85 million (£51 million at 31 December 2013 closing exchange rate). Completion of the transaction is dependent on regulatory approval.

The Japan Life business has been classified as held for sale in these consolidated financial statements in accordance with IFRS 5, ‘Non-current assets held for sale and discontinued operations’. Consistent with its classification as held for sale, the IFRS carrying value of the Japan Life business has been set to £48 million at 31 December 2013, representing the proceeds, net of related expenses. This has resulted in a charge as for ‘Remeasurement of Japan Life business classified as held for sale’ of £(120) million in the income statement.

In order to facilitate comparisons of the Group’s retained businesses, the supplementary analysis of profit of the Group as shown in note B1.1 has been adjusted to show separately the results for the Japan Life business. Accordingly, the comparative results for 2012 and 2011 have been retrospectively adjusted. For 2013 the result for the year, including short-term fluctuations in investment returns, together with the adjustment to the carrying value have given rise to an aggregate loss of £(102) million (2012: £17 million profit ; 2011: £6 million profit). This comprises:

	2013 £m	2012 £m	2011 £m
Remeasurement of carrying value on classification as held for sale	(120)	—	—
Amounts that would otherwise be classified within:
Operating profit based on longer-term investment returns	3	(2)	2
Short-term fluctuations in investment returns	15	19	4

(Loss) profit attaching to held for sale Japan Life business	(102)	17	6

Related tax charge	—	—	—

The assets and liabilities of the Japan Life business classified as held for sale on the statement of financial position as at 31 December 2013 are as follows:

2013 £m
Assets
Investments	956
Other assets	80

1,036
Adjustment for remeasurement of the carrying value to fair value less costs to sell	(120)

Assets held for sale	916

Liabilities
Policyholder liabilities	814
Other liabilities	54

Liabilities held for sale	868

Net assets	48

(d)	PAC with-profits funds acquisitions

In December 2013, the PAC with-profits fund, via its venture fund holdings and as part of its investment portfolio, acquired a 100 per cent interest of Falbygdens Energi AB, a Swedish utility company. The main business operations comprise the production and distribution of district heating and the distribution of electricity primarily within the municipality of Falköping. The company also operates a broadband business in the municipality.

The consideration paid of £71 million was equivalent to the fair value of acquired assets and liabilities assumed. No goodwill has been recognised.

As these transactions are within the with-profits fund, they have no impact on shareholders’ profit or equity for the year ended 31 December 2013. The impact on the Group’s consolidated revenue, including investment returns, is not material. Had the acquisitions been effected at 1 January 2013, the revenue and profit of the Group for the year ended 31 December 2013 would not have been materially different.

D2	Domestication of the Hong Kong branch business

On 1 January 2014, following consultation with policyholders of PAC and regulators and court approval, the Hong Kong branch of PAC was transferred to separate subsidiaries established in Hong Kong. On an IFRS basis, approximately £12.6 billion of assets, £12.3 billion of liabilities (including policyholder liabilities of £10.2 billion and £1.7 billion of unallocated surplus) and £0.3 billion of shareholders’ funds (for the excess assets of the transferred non-participating business) have been transferred.

The costs of enabling the domestication in 2013 were £35 million. Within the Group’s supplementary analysis of profit, these costs have been presented as a separate category of items excluded from operating profit based on longer-term investment returns as shown in note B1.1.

D3	Contingencies and related obligations

In addition to the legal proceedings relating to Jackson mentioned under the legal provisions section in note C12, the Group is involved in other litigation and regulatory issues. Whilst the outcome of such litigation and regulatory issues cannot be predicted with certainty, the Company believes that their ultimate outcome will not have a material adverse effect on the Group’s financial condition, results of operations, or cash flows.

Pension mis-selling review

The pensions review by the UK insurance regulator of past sales of personal pension policies required all UK life insurance companies to review their cases of potential mis-selling and record a provision for the estimated costs. The Group met the requirement of the UK insurance regulator to issue offers to all cases by 30 June 2002.

At 31 December 2013 the pension mis-selling provision was £286 million (31 December 2012: £306 million).

The pension mis-selling provision is included within the liabilities in respect of investment contracts with discretionary participation features under IFRS 4 and is stochastically determined on a discounted basis. The average discount rate implied in the movement in the year is 3.4 per cent (2012: 2.3 per cent).

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

The costs associated with the pension mis-selling review have been met from the inherited estate (see below) and, accordingly have not been charged to the asset shares used in the determination of policyholder bonus rates. Hence policyholders’ pay-out values have been unaffected by pension mis-selling.

In 1998, Prudential stated that deducting mis-selling costs from the inherited estate would not impact its bonus or investment policy and it gave an assurance that if this unlikely event were to occur, it would make available support to the fund from shareholder resources for as long as the situation continued, so as to ensure that policyholders were not disadvantaged. This review was completed on 30 June 2002 with the assurance continuing to apply to any policy in force at 31 December 2003, both for premiums paid before 1 January 2004, and for subsequent regular premiums (including future fixed, retail price index or salary related increases and Department of Work and Pensions rebate business). The assurance has not applied to new business since 1 January 2004.

Guaranteed annuities

PAC used to sell guaranteed annuity products in the UK and at 31 December 2013 held a provision of £36 million (2012: £47 million) within the main with-profits fund within policyholder liabilities to honour guarantees on these products. The Group’s main exposure to guaranteed annuities in the UK is through SAIF and at 31 December 2013 a provision of £328 million (2012: £371 million) was held in SAIF to honour the guarantees. As SAIF is a separate sub-fund of the PAC long-term business fund, attributable to the policyholders, the movement in this provision has no impact on shareholders.

Other matters

Inherited estate of the PAC long-term fund

The assets of the with-profits sub-fund (WPSF) within the long-term insurance fund of PAC comprise the amounts that it expects to pay out to meet its obligations to existing policyholders and an additional amount used as working capital. The amount payable over time to policyholders from the WPSF is equal to the policyholders’ accumulated asset shares plus any additional payments that may be required by way of smoothing or to meet guarantees. The balance of the assets of the WPSF is called the ‘inherited estate’ and has accumulated over many years from various sources.

This estate enables PAC to support with-profits business by providing the benefits associated with smoothing and guarantees, by providing investment flexibility for the fund’s assets, by meeting the regulatory capital requirements that demonstrate solvency and by absorbing the costs of certain significant events or fundamental changes in its long-term business without affecting the bonus and investment policies. The size of the inherited estate fluctuates from year to year depending on the investment return and the extent of its utilisation.

Support for long-term business funds by shareholders’ funds

As a proprietary insurance company, PAC is liable to meet its obligations to policyholders even if the assets of the long-term funds are insufficient to do so. The assets, represented by the unallocated surplus of with-profits funds, in excess of amounts expected to be paid for future terminal bonuses and related shareholder transfers (‘the excess assets’) in the long-term funds could be materially depleted over time by, for example, a significant or sustained equity market downturn, costs of significant fundamental strategic change or a material increase in the pension mis-selling provision. In the unlikely circumstance that the depletion of the excess assets within the long-term fund was such that the Group’s ability to satisfy policyholders’ reasonable expectations was adversely affected, it might become necessary to restrict the annual distribution to shareholders or to contribute shareholders’ funds to the long-term funds to provide financial support.

In 1997, the business of Scottish Amicable Life Assurance Society (SALAS), a mutual society, was transferred to PAC with the creation of, a separate sub-fund, Scottish Amicable Insurance Fund (SAIF) within PAC’s long-term business fund containing all the with-profits business and all other pension business that was transferred. No new business has been or will be written in the sub-fund and it is managed to ensure that all the invested assets are distributed to SAIF policyholders over the lifetime of SAIF policies. With the exception of certain amounts in respect of the unitised with-profits life business, all future earnings arising in SAIF are retained for SAIF policyholders. Any excess (deficiency) of revenue over expense within SAIF during a period is attributable to the policyholders of the fund. Shareholders have no interest in the profits of SAIF but are entitled to the asset management fees paid on this business.

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

Unclaimed Property Provision

Jackson has received regulatory enquiries on a developing industry-wide matter regarding claims settlement practices and compliance with unclaimed property laws. Concurrently, some regulators and state legislatures have required and others are considering proposals that would require life insurance companies to take additional steps to identify unreported deceased policy and contract holders. Additionally, numerous states are contracting with independent firms to perform specific unclaimed property audits or targeted market conduct examinations covering claims settlement practices and procedures for escheating unclaimed property. One such firm has contracted with the treasury departments of 27 states to perform an examination of Jackson’s practices for handling unclaimed property. Any regulatory audits, related examination activity and internal reviews may result in additional payments to beneficiaries, escheatment of funds (ie, reversion of funds to the state) deemed abandoned under state laws, administrative penalties and changes in Jackson’s procedures for the identification of unreported claims and handling of escheatable property. At 31 December 2013, Jackson has accrued £12 million to cover any such liability.

Guarantees and commitments

Guarantee funds in both the UK and the US provide for payments to be made to policyholders on behalf of insolvent life insurance companies and are financed by payments assessed on solvent insurance companies based on location, volume and types of business. The Group estimated its reserve for future guarantee fund assessments for Jackson, included within other liabilities to be £13 million at 31 December 2013 (2012: £31 million). Similar assessments for the UK businesses were not significant. The directors believe that the reserve is adequate for all anticipated payments for known insolvencies.

At 31 December 2013, Jackson has unfunded commitments of £298 million (2012: £325 million) related to its investments in limited partnerships and of £132 million (2012: £86 million) related to commercial mortgage loans. These commitments were entered into in the normal course of business and the directors do not expect a material adverse impact on the operations to arise from them.

The Group has provided other guarantees and commitments to third-parties entered into in the normal course of business but the Company does not consider that the amounts involved are significant.

Intra-group capital support arrangements

Prudential and PAC have put in place intra-group arrangements to formalise circumstances in which capital support would be made available by Prudential (including in the scenarios referred to in pension mis-selling review above). While Prudential considers it unlikely that such support will be required, the arrangements are intended to provide additional comfort to PAC and its policyholders.

In addition, Prudential has put in place intra-group arrangements to formalise undertakings by Prudential to the regulators of the Hong Kong subsidiaries, which from 1 January 2014, contain the domesticated branch business from PAC as noted in note D2 regarding their solvency levels. In addition, the scheme of transfer of the Hong Kong branch includes short-term support arrangements between Prudential and PAC to underpin similar arrangements between PAC and the newly domesticated business. It is considered unlikely that support will need to be provided under these arrangements.

D4	Post balance sheet events

Standard Chartered bancassurance agreement

On 12 March 2014 the Group announced that it had entered into an agreement expanding the term and geographic scope of its strategic pan-Asian bancassurance partnership with Standard Chartered PLC. Under the new 15-year agreement, which will commence on 1 July 2014, a wide range of Prudential life insurance products will be exclusively distributed through Standard Chartered branches in 9 markets—Hong Kong, Singapore, Indonesia, Thailand, Malaysia, the Philippines, Vietnam, India and Taiwan,—subject to applicable regulations in each country. In China and South Korea, Standard Chartered will distribute Prudential’s life insurance products on a preferred basis. Prudential and Standard Chartered have also agreed to explore additional opportunities to collaborate in due course elsewhere in Asia and in Africa, subject to existing exclusivity arrangements and regulatory restrictions. In line with common practice for agreements of this nature, the contract makes provision for a number of payments throughout the life of the agreement, most of which are contingent on future sales levels over the next 15 years. These sales could be influenced by a number of factors, for example the changing economic and political environment.

Final dividend

The 2013 final dividend approved by the Board of Directors after 31 December 2013 is as described in note B7.

D5	Additional information on the effect of adoption of new and amended accounting standards

The new and amended accounting standards adopted by the Group in 2013 are explained in note A2. The tables below show the quantitative effect of the adoption of these new and amended standards on the Group primary financial statements and supplementary analysis of profit.

(a)	The aggregate effect of the adoption of the standards on the income statement, earnings per share, statement of comprehensive income, statement of changes in equity, statement of financial position and cash flow statement is shown in the tables below:

Consolidated income statement

	2013 £m
	Under previous accounting requirements	Effect of IFRS changes			After IFRS changes
		IFRS 10	IFRS 11	IAS 19R
Total revenue, net of reinsurance	53,499	116	(1,240)	—	52,375
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	(43,948)	—	837	(43)	(43,154)
Acquisition costs and other expenditure	(7,409)	(116)	244	115	(7,166)
Remeasurement of carrying value of Japan life business classified as held for sale	(120)	—	—	—	(120)
Share of profit from joint ventures and associates, net of related tax*	—	—	147	—	147

Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)	2,022	—	(12)	72	2,082
Less tax charge attributable to policyholders’ returns	(437)	—	—	(10)	(447)

Profit before tax attributable to shareholders	1,585	—	(12)	62	1,635
Total tax charge attributable to policyholders and shareholders	(724)	—	12	(24)	(736)
Adjustment to remove tax charge (credit) attributable to policyholders’ returns	437	—	—	10	447
Tax charge attributable to shareholders’ returns	(287)	—	12	(14)	(289)

Profit for the year attributable to equity holders of the Company	1,298	—	—	48	1,346

Earnings per share (in pence)
Based on profit attributable to the equity holders of the Company:
Basic	50.9p	—	—	1.9p	52.8p
Diluted	50.8p	—	—	1.9p	52.7p

	2012 £m
	As reported under previous accounting requirements	Effect of IFRS changes				After IFRS changes
		IFRS 10	IFRS 11	IAS 19R
Total revenue, net of reinsurance	55,476	52	(1,090)	—		54,438
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	(45,953)	—	715	94		(45,144)
Acquisition costs and other expenditure	(6,335)	(52)	220	(145)		(6,312)
Share of profit from joint ventures and associates, net of related tax*	—	—	135	—		135

Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)	3,188	—	(20)	(51)		3,117
Less tax charge attributable to policyholders’ returns	(378)	—	2	6		(370)

Profit before tax attributable to shareholders	2,810	—	(18)	(45)		2,747
Total tax charge attributable to policyholders and shareholders	(991)	—	20	17		(954)
Adjustment to remove tax charge (credit) attributable to policyholders’ returns	378	—	(2)	(6)		370
Tax charge attributable to shareholders’ returns	(613)	—	18	11		(584)

Profit for the year attributable to equity holders of the Company	2,197	—	—	(34)		2,163

Earnings per share (in pence)
Based on profit attributable to the equity holders of the Company:
Basic	86.5p	—	—	(1.4	)p	85.1p
Diluted	86.4p	—	—	(1.4	)p	85.0p

	2011 £m
	As reported under previous accounting requirements	Effect of IFRS changes			After IFRS changes
		IFRS 10	IFRS 11	IAS 19R
Total revenue, net of reinsurance	36,506	36	(1,050)	—	35,492
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	(29,289)	—	711	(128)	(28,706)
Acquisition costs and other expenditure	(5,406)	(36)	258	181	(5,003)
Share of profit from joint ventures and associates, net of related tax*	—	—	76	—	76

Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)	1,811	—	(5)	53	1,859
Less tax charge attributable to policyholders’ returns	17	—	—	(10)	7

Profit before tax attributable to shareholders	1,828	—	(5)	43	1,866
Total tax charge attributable to policyholders and shareholders	(392)	—	5	(21)	(408)
Adjustment to remove tax charge (credit) attributable to policyholders’ returns	(17)	—	—	10	(7)
Tax charge attributable to shareholders’ returns	(409)	—	5	(11)	(415)

Profit for the year attributable to equity holders of the Company	1,419	—	—	32	1,451

Attributable to:
Equity holders of the Company	1,415	—	—	32	1,447
Non-controlling interests	4	—	—	—	4

Earnings per share (in pence)
Based on profit attributable to the equity holders of the Company:
Basic	55.8p	—	—	1.3p	57.1p
Diluted	55.7p	—	—	1.3p	57.0p

*	The effect of change from IFRS 11 in the table above includes the reclassification of the Group’s share of profit from its investments in associates into the line for Share of profit from joint ventures and associates, net of related tax. These investments were already on the equity method accounting prior to 2013 but their results were previously included within the Investment return included with total Revenue.

Consolidated statement of comprehensive income and statement of changes in equity

	2013 £m
	Under previous accounting requirements	Effect of IFRS changes			After IFRS changes
		IFRS 10	IFRS 11	IAS 19R
Profit for the year	1,298	—	—	48	1,346
Exchange movements on foreign operations and net investment hedges, net of related tax	(255)	—	—		(255)
Net unrealised valuation on securities of US insurance operations classified as available-for-sale net of amortisation of deferred acquisition costs and related tax	(1,034)	—	—	—	(1,034)
Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes, net of related tax	—	—	—	(48)	(48)

Total comprehensive income for the year	9	—	—	—	9

Net increase in shareholders’ equity	(709)	—	—	—	(709)
At beginning of year	10,359	—	—	—	10,359

At end of year	9,650	—	—	—	9,650

	2012 £m
	As reported under previous accounting requirements	Effect of IFRS changes			After IFRS changes
		IFRS 10	IFRS 11	IAS 19R
Profit for the year	2,197	—	—	(34)	2,163
Exchange movements on foreign operations and net investment hedges, net of related tax	(216)	—	—	—	(216)
Net unrealised valuation on securities of US insurance operations classified as available-for-sale net of amortisation of deferred acquisition costs and related tax	387	—	—	—	387
Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes, net of related tax	—	—	—	34	34

Total comprehensive income for the year	2,368	—	—	—	2,368

Net increase in shareholders’ equity	1,795	—	—	—	1,795
At beginning of year	8,564	—	—	—	8,564

At end of year	10,359	—	—	—	10,359

	2011 £m
	As reported under previous accounting requirements	Effect of IFRS changes			After IFRS changes
		IFRS 10	IFRS 11	IAS 19R
Profit for the year	1,419	—	—	32	1,451
Exchange movements on foreign operations and net investment hedges, net of related tax	(105)		—	—	(105)
Net unrealised valuation on securities of US insurance operations classified as available-for-sale net of amortisation of deferred acquisition costs and related tax	349	—	—	—	349
Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes, net of related tax	—	—	—	(32)	(32)

Total comprehensive income for the year	1,663	—	—	—	1,663

Net increase in shareholders’ equity	1,042	—	—	—	1,042
At beginning of year	7,565	—	—	—	7,565

At end of year	8,607	—	—	—	8,607

Consolidated statement of financial position

	31 Dec 2013 £m
	Under previous accounting requirements	Effect of IFRS changes			After IFRS changes
		IFRS 10	IFRS 11	IAS 19R
Assets
Intangible assets attributable to shareholders	6,837	—	(81)	—	6,756
Intangible assets attributable to with-profits funds	249	—	—	—	249
Reinsurers’ share of insurance contract liabilities	6,846	—	(8)	—	6,838
Other non-investment and non-cash assets	8,038	21	(128)	—	7,931
Investments of long-term business and other operations:
Investment properties	12,015	—	(538)	—	11,477
Investments accounted for using the equity method	100	—	709	—	809
Financial investments:
Loans	11,755	830	(19)	—	12,566
Equity securities and portfolio holdings in unit trusts	120,974	547	(1,299)	—	120,222
Debt securities	134,278	139	(1,512)	—	132,905
Other investments	6,291	(1)	(25)	—	6,265
Deposits	12,563	(3)	(347)	—	12,213
Total other assets	8,128	(125)	(302)	—	7,701

Total assets	328,074	1,408	(3,550)	—	325,932

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds	289,173	—	(3,159)	—	286,014
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	4,167	1,111	—	—	5,278
Total other liabilities	25,083	297	(391)	—	24,989

Total liabilities	318,423	1,408	(3,550)	—	316,281

Equity
Shareholders’ equity	9,650	—	—	—	9,650
Non-controlling interests	1	—	—	—	1

Total equity	9,651	—	—	—	9,651

Total equity and liabilities	328,074	1,408	(3,550)	—	325,932

	31 Dec 2012 £m
	As reported under previous accounting requirements	Effect of IFRS changes			After IFRS changes
		IFRS 10	IFRS 11	IAS 19R
Assets
Intangible assets attributable to shareholders	5,736	—	(90)	—	5,646
Intangible assets attributable to with-profits funds	256	—	—	—	256
Reinsurers’ share of insurance contract liabilities	6,859	—	(5)	—	6,854
Other non-investment and non-cash assets	7,492	25	(113)	—	7,404
Investments of long-term business and other operations:
Investment properties	10,880	—	(326)	—	10,554
Investments accounted for using the equity method	113	—	522	—	635
Financial investments:
Loans	11,821	930	(8)	—	12,743
Equity securities and portfolio holdings in unit trusts	99,958	172	(1,504)	—	98,626
Debt securities	140,103	146	(1,342)	—	138,907
Other investments	7,900	(323)	(30)	—	7,547
Deposits	12,653	(3)	(402)	—	12,248
Total other assets	6,482	(121)	(137)		6,224

Total assets	310,253	826	(3,435)	—	307,644

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds	271,363	—	(3,100)	—	268,263
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	4,345	800	—	—	5,145
Total other liabilities	24,181	26	(335)	—	23,872

Total liabilities	299,889	826	(3,435)	—	297,280

Equity
Shareholders’ equity	10,359	—	—	—	10,359
Non-controlling interests	5	—	—	—	5

Total equity	10,364	—	—	—	10,364

Total equity and liabilities	310,253	826	(3,435)	—	307,644

	31 Dec 2011 £m
	As reported under previous accounting requirements	Effect of IFRS changes			After IFRS changes
		IFRS 10	IFRS 11	IAS 19R
Assets
Intangible assets attributable to shareholders	5,699	—	(91)	—	5,608
Intangible assets attributable to with-profits funds	267	—	—	—	267
Reinsurers’ share of insurance contract liabilities	1,647	—	(4)	—	1,643
Other non-investment and non-cash assets	7,267	23	(91)	—	7,199
Investments of long-term business and other operations:
Investment properties	10,757	—	(287)	—	10,470
Investments accounted for using the equity method	70	—	446	—	516
Financial investments:
Loans	9,714	675	(8)	—	10,381
Equity securities and portfolio holdings in unit trusts	87,349	(50)	(1,336)	—	85,963
Debt securities	124,498	199	(1,050)	—	123,647
Other investments	7,509	(241)	(28)	—	7,240
Deposits	10,708	(30)	(338)	—	10,340
Total other assets	7,260	(305)	(211)	—	6,744

Total assets	272,745	271	(2,998)	—	270,018

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds	236,290	—	(2,752)	—	233,538
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	3,840	284	—	—	4,124
Total other liabilities	24,008	(13)	(246)	—	23,749

Total liabilities	264,138	271	(2,998)	—	261,411

Equity
Shareholders’ equity	8,564	—	—	—	8,564
Non-controlling interests	43	—	—	—	43

Total equity	8,607	—	—	—	8,607

Total equity and liabilities	272,745	271	(2,998)	—	270,018

Consolidated statement of cash flows

	2013 £m
	Under previous accounting requirements	Effect of IFRS changes			After IFRS changes
		IFRS 10	IFRS 11	IAS 19R
Cash flows from operating activities
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)	2,022	—	(12)	72	2,082
Non-cash movements in operating assets and liabilities reflected in profit before tax and Other items	(272)	(124)	(290)	(72)	(758)

Net cash flows from operating activities	1,750	(124)	(302)	—	1,324
Cash flows from investing activities	(584)	—	—	—	(584)
Cash flows from financing activities	49	—	—	—	49

Net increase in cash and cash equivalents	1,215	(124)	(302)	—	789
Cash and cash equivalents at beginning of year	6,126	—	—	—	6,126
Effect of exchange rate changes on cash and cash equivalents	(130)	—	—	—	(130)

Cash and cash equivalents at end of year	7,211	(124)	(302)	—	6,785

	2012 £m
	As reported under previous accounting requirements	Effect of IFRS changes			After IFRS changes
		IFRS 10	IFRS 11	IAS 19R
Cash flows from operating activities
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)	3,188	—	(20)	(51)	3,117
Non-cash movements in operating assets and liabilities reflected in profit before tax and Other items	(2,742)	190	89	51	(2,412)

Net cash flows from operating activities	446	190	69	—	705
Cash flows from investing activities	(326)	—	—	—	(326)
Cash flows from financing activities	(892)	—	—	—	(892)

Net decrease in cash and cash equivalents	(772)	190	69	—	(513)
Cash and cash equivalents at beginning of year	7,257	(310)	(206)	—	6,741
Effect of exchange rate changes on cash and cash equivalents	(101)	—	(1)	—	(102)

Cash and cash equivalents at end of year	6,384	(120)	(138)	—	6,126

	31 Dec 2011 £m
	As reported under previous accounting requirements	Effect of IFRS changes			After IFRS changes
		IFRS 10	IFRS 11	IAS 19R
Cash flows from operating activities
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)	1,811	—	(5)	53	1,859
Non-cash movements in operating assets and liabilities reflected in profit before tax and Other items	(73)	—	(85)	(53)	(211)

Net cash flows from operating activities	1,738	—	(90)	—	1,648
Cash flows from investing activities	(167)	—	—	—	(167)
Cash flows from financing activities	(913)	—	—	—	(913)

Net increase in cash and cash equivalents	658	—	(90)	—	568
Cash and cash equivalents at beginning of year	6,631	(305)	(121)	—	6,205
Effect of exchange rate changes on cash and cash equivalents	(32)	—	—	—	(32)

Cash and cash equivalents at end of year	7,257	(305)	(211)	—	6,741

(b)	The effect of the adoption of the new and amended accounting standards in 2013 on the Group’s supplementary analysis of profit is shown in the table below.

Segment disclosure – profit before tax

	2013 £m
	Under previous accounting requirements	Effect of IFRS changes		After IFRS changes
		IFRS 11	IAS 19R
Operating profit based on longer-term investment returns
Asia operations:
Asia insurance operations:
Before reclassification of held for sale Japan Life business	1,009	(5)	—	1,004
Reclassification of Japan Life business	(3)	—	—	(3)
	1,006	(5)	—	1,001
Eastspring Investments	82	(8)	—	74
Other operations	1,879	—	—	1,879

Total	2,967	(13)	—	2,954
Short-term fluctuations in investment returns:
Before reclassification of held for sale Japan Life business	(1,095)	1	(1)	(1,095)
Reclassification of Japan Life business	(15)	—	—	(15)
	(1,110)	1	(1)	(1,110)
Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes	(63)	—	63	—
Amortisation of acquisition accounting adjustments	(72)	—	—	(72)
Loss attaching to held for sale Japan Life business:
Reclassification from operating profit based on longer-term investment returns	3	—	—	3
Reclassification from short-term fluctuations in investment returns	15	—	—	15
Remeasurement of carrying value of Japan Life business classified as held for sale	(120)	—	—	(120)
	(102)	—	—	(102)
Costs of domestication of Hong Kong branch	(35)	—	—	(35)

Profit before tax attributable to shareholders	1,585	(12)	62	1,635

Basic EPS based on operating profit based on longer-term investment returns after tax and non-controlling interests	90.9p	—	—	90.9p
Basic EPS based on total profit after tax and non-controlling interests	50.9p	—	1.9p	52.8p

	2012 £m
	As reported under previous accounting requirements	Effect of IFRS changes			After IFRS changes
		IFRS 11	IAS 19R
Operating profit based on longer-term investment returns
Asia operations:
Asia insurance operations:
Before reclassification of held for sale Japan Life business	913	(9)	—		904
Reclassification of Japan Life business	2	—	—		2
	915	(9)	—		906
Eastspring Investments	75	(6)	—		69
Other operations	1,545	—	—		1,545

Total	2,535	(15)	—		2,520
Short-term fluctuations in investment returns:
Before reclassification of held for sale Japan Life business	204	(3)	5		206
Reclassification of Japan Life business	(19)	—	—		(19)
	185	(3)	5		187
Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes	50	—	(50)		—
Amortisation of acquisition accounting adjustments	(19)	—	—		(19)
Gain on dilution of Group holdings	42	—	—		42
Profit attaching to held for sale Japan Life business:
Reclassification from operating profit based on longer-term investment returns	(2)	—	—		(2)
Reclassification from short-term fluctuations in investment returns	19	—	—		19
	17	—	—		17

Profit before tax attributable to shareholders	2,810	(18)	(45)		2,747

Basic EPS based on operating profit based on longer-term investment returns after tax and non-controlling interests	76.9p	—	—		76.9p
Basic EPS based on total profit after tax and non-controlling interests	86.5p	—	(1.4	)p	85.1p

	2011 £m
	As reported under previous accounting requirements	Effect of IFRS changes
		IFRS 11	IAS 19R	After IFRS changes
Operating profit based on longer-term investment returns
Asia operations:
Asia insurance operations:
Before reclassification of held for sale Japan Life business	704	(3)	—	701
Reclassification of Japan Life business	(2)	—	—	(2)
	702	(3)	—	699
Eastspring Investments	80	(5)	—	75
Other operations	1,243	—	—	1,243

Total	2,025	(8)	—	2,017
Short-term fluctuations in investment returns:
Before reclassification of held for sale Japan Life business	(220)	3	64	(153)
Reclassification of Japan Life business	(4)	—	—	(4)
	(224)	3	64	(157)
Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes	21	—	(21)	—
Amortisation of acquisition accounting adjustments	—	—	—	—
Gain on dilution of Group holdings	—	—	—	—
Profit attaching to held for sale Japan Life business:
Reclassification from operating profit based on longer-term investment returns	2	—	—	2
Reclassification from short-term fluctuations in investment returns	4	—	—	4
	6	—	—	6

Profit before tax attributable to shareholders	1,828	(5)	43	1,866

Basic EPS based on operating profit based on longer-term investment returns after tax and non-controlling interests	62.8p	—	—	62.8p
Basic EPS based on total profit after tax and non-controlling interests	55.8p	—	1.3p	55.2p

D6	Subsidiary undertakings

(a)	Principal subsidiaries

The principal subsidiary undertakings of the Group at 31 December 2013 were:

	Main activity	Country of incorporation
The Prudential Assurance Company Limited	Insurance	England and Wales
Prudential Annuities Limited*	Insurance	England and Wales
Prudential Retirement Income Limited (PRIL) *	Insurance	Scotland
M&G Investment Management Limited*	Asset management	England and Wales
Jackson National Life Insurance Company*	Insurance	US
Prudential Assurance Company Singapore (Pte) Limited*	Insurance	Singapore
PT Prudential Life Assurance*	Insurance	Indonesia

*	Owned by a subsidiary undertaking of the Company.

The Company has 100 per cent of the voting rights of the subsidiaries except the Indonesian subsidiary, where the Company has 94.6 per cent of the voting rights attaching to the aggregate of the shares across the types of capital in issue. Each subsidiary operates mainly in its country of incorporation, except for PRIL, which operates mainly in England and Wales.

Details of all Prudential subsidiaries, joint ventures and associates will be annexed to the next Annual Returns of Prudential plc filed with the UK Registrar of Companies.

(b)	Dividend restrictions and minimum capital requirements

Certain Group subsidiaries and joint ventures are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to the parent company.

Under UK company law, dividends can only be paid if a UK company has distributable reserves sufficient to cover dividend. Further, UK insurance companies are required to maintain solvency margins in accordance with the Prudential Regulation Authority rules. The Group UK asset management company, M&G is also required to consider its capital requirements before making any distribution to the parent company.

Jackson is subject to state laws that limit the dividends payable to its parent company based on statutory capital and surplus and prior year earnings. Dividends in excess of these limitations require prior regulatory approval.

The Group’s subsidiaries and joint ventures in Asia may remit dividends to the Group, in general, provided the statutory insurance fund meets the capital adequacy standard required under local statutory regulations and has sufficient distributable reserves.

The Group capital position statement for life assurance businesses is set out in note C11.1, showing the available capital reflecting the excess of regulatory basis over liabilities for each fund or group of companies determined by reference to the local regulation of the subsidiaries. In addition, disclosure is also provided in note C11.1 of the local capital requirement of each of the funds, or group of companies.

D7	Investments in joint ventures and associates

Joint ventures represent arrangements where the parties who control the arrangement through contractual or other agreement have the rights to the net assets of the arrangements. The Group has shareholder-backed joint venture insurance and asset management business in China with CITIC Group, and in India with ICICI Bank. In addition, there is an asset management joint venture in Hong Kong with BOCI and a Takaful general and life insurance joint venture in Malaysia.

The Group has various joint ventures relating to property investments held by the PAC with-profits fund. The results of these joint ventures are reflected in the movement in the unallocated surplus of the PAC with-profits funds and therefore do not effect shareholders’ results.

As a consequence of adoption of IFRS 11 ‘Joint Arrangements’ from 1 January 2013, the Group’s joint ventures are accounted for using the equity method. For these operations the net of tax results are reflected in the Group’s profit before tax.

The investments in these joint ventures have the same accounting year end as the Group, except for joint ventures in India. Although these entities have reporting periods ending 31 March, 12 months of financial information up to 31 December is recorded. Accordingly, the information covers the same period as that of the Group.

The Group has two associates; PruHealth and PPM South Africa that are also accounted for under the equity method. In addition, the Group has investments in Open-Ended Investment Companies (OEICs), unit trusts, funds holding collateralised debt obligations, property unit trusts and venture capital investments of the PAC with-profits funds where the Group has significant influence. As allowed under IAS 28, these investments are accounted for as investments in associates and are carried at fair value through profit and loss. The aggregate fair value of associates carried at fair value through profit and loss where there are published price quotations is approximately £0.5 billion at 31 December 2013 (2012: £0.8 billion).

The Group’s share of the profits, net of related tax, and carrying amount of interest in joint ventures and associates, which are equity accounted as shown in the consolidated income statement comprises the following:

	Joint ventures			Associates
	2013 £m	2012 £m	2011 £m	2013 £m	2012 £m	2011 £m
Shareholder-backed business	52	98	53	7	10	(2)
PAC with-profits fund (prior to offsetting effect in movement in unallocated surplus)	88	27	25	—	—	—

Total	140	125	78	7	10	(2)

There is no other comprehensive income in the joint ventures and associates. There have been no unrecognised share of losses of a joint venture or associate that the Group has stopped recognising in the total income.

The joint ventures have no significant contingent liabilities or capital commitments to which the Group is exposed nor does the Group have any significant contingent liabilities or capital commitments in relation to its interest in the joint ventures.

D8	Related party transactions

Transactions between the Company and its subsidiaries are eliminated on consolidation.

In addition, the Company has transactions and outstanding balances with certain unit trusts, Open-Ended Investment Companies (OEICs), collateralised debt obligations and similar entities which are not consolidated and where a Group company acts as manager which are regarded as related parties for the purposes of IAS 24. The balances are included in the Group’s statement of financial position sheet at fair value or amortised cost in accordance with their IAS 39 classifications. The transactions are included in the income statement and include amounts paid on issue of shares or units, amounts received on cancellation of shares or units and paid in respect of the periodic charge and administration fee.

Further, following the adoption of IFRS 11 in 2013 as described in note A2, the Group’s investments in joint ventures are now accounted for on an equity method basis. Previously, the assets and liabilities of these joint ventures were proportionally consolidated by the group with any of their intra-group transactions eliminated on consolidation. There are no material transactions between these joint ventures and other Group companies.

Executive officers and directors of the Company may from time to time purchase insurance, asset management or annuity products marketed by Group companies in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons.

In 2013 and 2012, other transactions with directors were not deemed to be significant both by virtue of their size and in the context of the directors’ financial positions. All of these transactions are on terms broadly equivalent to those that prevail in arm’s length transactions.

Apart from these transactions with directors, no director had interests in shares, transactions or arrangements that require disclosure, other than those given in the directors’ remuneration report. Key management remuneration is disclosed in note B3.3.

D9	Commitments

Operating leases and capital commitments

The Group leases various offices to conduct its business. Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

	2013 £m	2012* £m	2011* £m
Future minimum lease payments for non-cancellable operating leases fall due during the following periods:
Not later than 1 year	110	68	60
Later than 1 year and not later than 5 years	308	196	170
Later than 5 years	333	116	72
Future minimum sub-lease rentals received for non-cancellable operating leases for land and buildings	20	18	18
Minimum lease rental payments included in consolidated income statement	92	73	74

*	The 2012 and 2011 comparative results have been adjusted retrospectively from those previously published for the application of the new accounting standards described in note A2.

In addition, the Group has provided, from time to time, certain guarantees and commitments to third-parties including funding the purchase or development of land and buildings and other related matters. The contractual obligations to purchase or develop investment properties at 31 December 2013 were £92 million (2012: £5 million; 2011: £9 million).

Index to the Condensed Financial Information of Registrant Prudential plc

Schedule II

Condensed Financial Information of Registrant Prudential plc

Profits and Loss Accounts (UK GAAP Basis)

Years ended 31 December	2013 £m	2012 £m	2011 £m
Investment income, including dividends from subsidiary undertakings	2,409	641	4,457
Investment expenses and charges	(565)	(383)	(508)
Other charges:
Corporate expenditure	(213)	(247)	(216)
Foreign currency exchange losses	(21)	—	(1)

Profit on ordinary activities before tax	1,610	11	3,732
Tax charge on profit on ordinary activities	(31)	(227)	(12)

Profit (loss) for the financial year	1,579	(216)	3,720

The accompanying notes are an integral part of this condensed financial information

Schedule II

Condensed Financial Information of Registrant Prudential plc

Balance Sheets (UK GAAP Basis)

31 December	2013 £m	2012 £m
Fixed assets
Investments:
Shares in subsidiary undertakings	18,216	11,929
Loans to subsidiary undertakings	1,497	1,164

	19,713	13,093

Current assets
Debtors:
Amounts owed by subsidiary undertakings	3,706	3,208
Deferred tax	9	47
Other debtors	3	3
Derivative assets	3	3
Cash at bank and in hand	224	193

	3,945	3,454

Liabilities: amounts falling due within one year
Commercial paper	(1,634)	(1,535)
Other borrowings	(200)	(450)
Derivative liabilities	(199)	(190)
Amounts owed to subsidiary undertakings	(2,462)	(1,705)
Tax payable	(60)	(103)
Sundry creditors	(4)	(19)
Accruals and deferred income	(40)	(46)

	(4,599)	(4,048)

Net current liabilities	(654)	(594)

Total assets less current liabilities	19,059	12,499

Liabilities: amounts falling due after more than one year
Subordinated liabilities	(3,662)	(2,577)
Debenture loans	(549)	(549)
Other borrowings	(299)	(299)
Amounts owed to subsidiary undertakings	(7,227)	(2,576)

	(11,737)	(6,001)

Total net assets (excluding pension)	7,322	6,498
Pension asset (net of related deferred tax)	30	38

Total net assets (including pension)	7,352	6,536

Capital and reserves
Share capital	128	128
Share premium	1,895	1,889
Profit and loss account	5,329	4,519

Shareholders’ funds	7,352	6,536

The accompanying notes are an integral part of this condensed financial information

Schedule II

Condensed Financial Information of Registrant Prudential plc

Statements of Total Recognised Gains and Losses (UK GAAP Basis)

Years ended 31 December	2013 £m	2012 £m	2011 £m
Profit (loss) for the financial year	1,579	(216)	3,720
Actuarial gains (losses) recognised in respect of the pension scheme (net of related deferred tax)	6	27	(12)
Reserve movements in respect of share-based payments	6	6	7

Total recognised gains (losses) relating to the financial year	1,591	(183)	3,715

The accompanying notes are an integral part of this condensed financial information

Schedule II

Condensed Financial Information of Registrant Prudential plc

Reconciliation of Movements in Shareholders’ Capital And Reserves (UK GAAP Basis)

	Number of Ordinary Shares m	Ordinary Share Capital £m	Share Premium £m	Retained Profit and Loss Reserve £m	Total £m
1 January 2011	2,546	127	1,856	2,284	4,267
Total recognised gains relating to 2011	—	—	—	3,715	3,715
Dividends	—	—	—	(642)	(642)
New share capital subscribed	2	—	17	—	17

1 January 2012	2,548	127	1,873	5,357	7,357
Total recognised losses relating to 2012	—	—	—	(183)	(183)
Dividends	—	—	—	(655)	(655)
New share capital subscribed	9	1	16	—	17

1 January 2013	2,557	128	1,889	4,519	6,536
Total recognised gains relating to 2013	—	—	—	1,591	1,591
Dividends	—	—	—	(781)	(781)
New share capital subscribed	3	—	6	—	6

31 December 2013	2,560	128	1,895	5,329	7,352

The accompanying notes are an integral part of this condensed financial information

Schedule II

Condensed Financial Information of Registrant Prudential plc

Statements of Cash Flows (UK GAAP Basis)

Years ended 31 December	2013 £m	2012 £m	2011 £m
Operations
Net cash inflow from operating activities before interest and tax	2,198	475	4,156
Interest paid	(504)	(421)	(427)
Taxes paid	(45)	(14)	—
Acquisitions and disposals
(Investment in) sale of shares in subsidiary undertakings	(1,443)	2	(1,600)
Equity dividends paid	(781)	(655)	(642)

Net cash (outflow) inflow before financing	(575)	(613)	1,487

Financing
Issue of ordinary share capital	6	17	17
Issue of borrowings, net of repayment	1,124	299	7
Movement in commercial paper and other borrowings to support a short-term fixed income securities program	(151)	(1,171)	395
Movement in net amount owed by subsidiary undertakings	(373)	1,509	(1,916)

Net cash inflow (outflow) from financing	606	654	(1,497)

Net cash inflow (outflow) for the year	31	41	(10)

Reconciliation of profit on ordinary activities before tax to net cash inflow from operating activities
Profit on ordinary activities before tax	1,610	11	3,732
Add back: interest charged	556	435	433
Adjustments for non-cash items:
Fair value adjustments on derivatives	9	(17)	75
Pension scheme	20	37	(12)
Foreign currency exchange and other movements	24	1	(61)
Decrease (increase) in debtors	—	8	(5)
Decrease in creditors	(21)	—	(6)

Net cash inflow from operating activities	2,198	475	4,156

The accompanying notes are an integral part of this condensed financial information

Schedule II

Condensed Financial Information of Registrant Prudential plc

Notes to the Condensed Financial Statement Schedule

31 December 2013

1	Basis of preparation and significant accounting policies

The financial statements of the parent company are prepared in accordance with applicable accounting standards under UK Generally Accepted Accounting Practice (UK GAAP), including Financial Reporting Standards (FRS) and Statements of Standard Accounting Practice (SSAP). This is in line with the parent company’s UK statutory basis of reporting.

Significant accounting policies

Shares in subsidiary undertakings

Shares in subsidiary undertakings are shown at the lower of cost and estimated realisable value.

Loans to subsidiary undertakings

Loans to subsidiary undertakings are shown at cost, less provisions.

Derivatives

Derivative financial instruments are held to manage certain macro-economic exposures. Derivative financial instruments are carried at fair value with changes in fair value included in the profit and loss account.

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

Deferred tax assets and liabilities are recognised in accordance with the provisions of FRS 19, ’Deferred tax’. The Company has chosen not to apply the option available of recognising such assets and liabilities on a discounted basis to reflect the time value of money. Except as set out in FRS 19, deferred tax is recognised in respect of all timing differences that have originated but not reversed by the balance sheet date. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered.

The Group’s UK subsidiaries each file separate tax returns. In accordance with UK tax legislation, where one domestic UK company is a 75 per cent owned subsidiary of another UK company or both are 75 per cent owned subsidiaries of a common parent, the companies are considered to be within the same UK tax group. For companies within the same tax group, trading profits and losses arising in the same accounting period may be offset for the purposes of determining current and deferred taxes.

Pensions

The Company assumes a portion of the pension surplus or deficit of the Group’s main pension scheme, the Prudential Staff Pension Scheme (‘PSPS’) and applied the requirements of FRS 17 ‘Retirement Benefits’ (as amended in December 2006) to its interest in the PSPS surplus or deficit.

A pension surplus or deficit is recorded as the difference between the present value of the scheme liabilities and the fair value of the scheme assets. The Company’s share of pension surplus is recognised to the extent that the Company is able to recover a surplus either through reduced contributions in the future or through refunds from the scheme.

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

The aggregate of the actuarially determined service costs of the currently employed personnel and the unwind of the discount on liabilities at the start of the period, gains and losses on settlements and curtailments, less the expected investment return on the scheme assets at the start of the period, is recognised in the profit and loss account. To the extent that part or all of the Company’s interest in the pension surplus is not recognised as an asset, the unrecognised surplus is initially applied to extinguish any past service costs, losses on settlements or curtailments that would otherwise be included in the profit and loss account. Next, the expected investment return on the scheme’s assets is restricted so that it does not exceed the total of the current service cost, interest cost and any increase in the recoverable surplus. Any further adjustment for the unrecognised surplus is treated as an actuarial gain or loss.

Actuarial gains and losses as a result of the changes in assumptions, the difference between actual and expected investment return on scheme assets and experience variances are recorded in the statement of total recognised gains and losses. Actuarial gains and losses also include adjustment for unrecognised pension surplus as described above.

Share-based payments

The Group offers share award and option plans for certain key employees and a Save As You Earn (‘SAYE’) plan for all UK and certain overseas employees. The share-based payment plans operated by the Group are mainly equity-settled plans with a few cash-settled plans.

Under FRS 20 ‘Share-based payment’, where the Company, as the parent company, has the obligation to settle the options or awards of its equity instruments to employees of its subsidiary undertakings, and such share-based payments are accounted for as equity-settled in the Group financial statements, the Company records an increase in the investment in subsidiary undertakings for the value of the share options and awards granted with a corresponding credit entry recognised directly in equity. The value of the share options and awards granted is based upon the fair value of the options and awards at the grant date, the vesting period and the vesting conditions.

2	Dividends declared in the reporting period from subsidiary undertakings

	2013 £m	2012 £m	2011 £m
The Prudential Assurance Company Limited	230	246	224
Prudential Holdings Limited	330	—	3,479
M&G Group Limited	235	196	213
Prudential US Limited	260	—	—
Prudential Capital Holding Company Limited	57	58	67
Prudential Group Holdings Limited and other central subsidiaries	1,220	1	19

Total	2,332	501	4,002

3	Reconciliation from UK GAAP to IFRS

The parent company financial statements are prepared in accordance with UK GAAP and the consolidated financial statements are prepared in accordance with IFRS as issued by the IASB and endorsed by the EU. The tables below provide a reconciliation between UK GAAP and IFRS.

	2013 £m	2012 £m	2011 £m
Profit after tax
Profit (loss) for the financial year of the Company in accordance with UK GAAP	1,579	(216)	3,720
IFRS adjustment*	16	71	(5)

Profit (loss) for the financial year of the Company (including dividends from subsidiaries) in accordance with IFRS	1,595	(145)	3,715
Share in the IFRS result of the Group, net of distributions to the Company**	(249)	2,308	(2,317)

Profit after tax of the Group attributable to shareholders in accordance with IFRS	1,346	2,163	1,398

	2013 £m	2012 £m
Net equity
Shareholders’ equity of the Company in accordance with UK GAAP and IFRS	7,352	6,536
Share in the IFRS net equity of the Group**	2,298	3,823

Shareholders’ equity of the Group in accordance with IFRS	9,650	10,359

*	‘IFRS adjustment’ in the above table represents the difference in the accounting treatment for pension schemes between UK GAAP and IFRS.
**	The ‘shares in the IFRS result and net equity of the Group’ lines represent the parent company’s equity in the earnings and net assets of its subsidiaries and associates.

The profit (loss) for the financial year of the parent company in accordance with UK GAAP and IFRS includes dividends declared in the year from subsidiary undertakings of £2,332 million, £501 million and £4,002 million for the years ended 31 December 2013, 2012 and 2011 respectively (see note 2).

As stated in note 1, under UK GAAP, the parent company accounts for its investments in subsidiary undertakings at the lower of cost and estimated realisable value. For the purpose of this reconciliation, no adjustment is made to the parent company in respect of any valuation adjustments to shares in subsidiary undertakings which would be eliminated on consolidation.

The Group has adopted new accounting standards on consolidated financial statements and joint arrangements, and amendments to the employee benefits accounting standard, from 1 January 2013 as described in note A2 of the Group financial statements. Accordingly, the 2012 and 2011 figures for profit after tax of the Group have been adjusted retrospectively from those previously published.

4	Guarantees provided by the parent company

In certain instances the parent company has guaranteed that its subsidiaries will meet their obligations when they fall due for payment.

5	Post balance sheet events

In February 2014, the Company dissolved part of the Group’s corporate structure, resulting in a gain on dissolution of £595 million and a reduction of £12,791 million in the cost of shares in subsidiary undertakings. At the same time, there were increases of £6,326 million in loans to subsidiary undertakings and £127 million in current assets, and a reduction of £6,933 million in amounts owed to subsidiary undertakings, of which £819 million related to amounts falling due within one year and £6,114 million to amounts falling due after more than one year.

Subject to shareholders’ approval, in May 2014 the Company will pay a final dividend for the year ended 31 December 2013. Further details are provided in note B7 of the Group financial statements.

Item 19.	Exhibits

Documents filed as exhibits to this Form 20-F:

Exhibit Number	Description

1.	Memorandum(5) and Articles of Association of Prudential.(6)

2.1	Form of Deposit Agreement among Prudential, Morgan Guaranty Trust Company of New York, as depositary, and holders and beneficial owners from time to time of ADRs issued there under, including the form of ADR.(1)

2.2	The total amount of long-term debt securities of Prudential plc authorised under any instrument does not exceed 10 per cent of the total assets of the Company on a consolidated basis. Prudential plc hereby agrees to furnish to the Securities and Exchange Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Prudential plc or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

4.1	Group Performance Share Plan(4), Business Unit Performance Plan(4), M&G Executive Long-Term Incentive Plan(4), Prudential Long-Term Incentive Plan and Prudential Deferred Annual Incentive Plan.

4.2	Executive Directors’ Service Contracts:
Pierre-Olivier Bouée
Jacqueline Hunt
Michael McLintock(2)
Nic Nicandrou(6)
Barry Stowe(3)
Tidjane Thiam(4)(5)
Michael Wells(7)

4.3	Other benefits between the Prudential Group and Executive Directors:
Pierre-Olivier Bouée
Jacqueline Hunt
Michael McLintock(4)
Nic Nicandrou(6)
Barry Stowe(4)
Tidjane Thiam(4)
Michael Wells(7)

4.4	Chairman’s Letter of Appointment(9)

4.5	Other benefits between Prudential and the Chairman(9)

4.6	Non-executive Directors’ Letters of Appointment:
Sir Howard Davies
Ann Godbehere
Alexander Johnston
Kaikhushru Nargolwala
Anthony Nightingale
Philip Remnant
Alice Schroeder
Lord Turnbull

4.7	Other benefits between Prudential and the non-executive Directors:
Sir Howard Davies(7)
Ann Godbehere(4)
Alexander Johnston(8)
Kaikhushru Nargolwala(8)
Anthony Nightingale

Exhibit Number	Description
Philip Remnant(9)
Alice Schroeder
Lord Turnbull(4)

6.	Statement re computation of per share earnings (set forth in Note B6 to the consolidated financial statements included in this Form 20-F).

8.	Subsidiaries of Prudential (set forth in Note D6 to the consolidated financial statements included in this Form 20-F).

12.1	Certification of Prudential plc’s Group Chief Executive pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.2	Certification of Prudential plc’s Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.1	Annual certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Prudential’s Code of Business Conduct.(7)

15.2	Consent of KPMG Audit Plc.

15.3	Consent of CG Singer.

15.4	Consent of Jonathan Seed.

15.5	Consent of Paul Belok.

15.6	Letter from KPMG Audit Plc to the SEC.

(1)	As previously filed with the Securities and Exchange Commission on 22 June 2000 as an exhibit to Prudential’s Form F-6.
(2)	As previously filed with the Securities and Exchange Commission on 24 June 2003 as an exhibit to Prudential’s Form 20-F.
(3)	As previously filed with the Securities and Exchange Commission on 28 June 2007 as an exhibit to Prudential’s Form 20-F.
(4)	As previously filed with the Securities and Exchange Commission on 15 May 2008 as an exhibit to Prudential’s Form 20-F.
(5)	As previously filed with the Securities and Exchange Commission on 18 May 2009 as an exhibit to Prudential’s Form 20-F.
(6)	As previously filed with the Securities and Exchange Commission on 22 June 2010 as an exhibit to Prudential’s Form 20-F.
(7)	As previously filed with the Securities and Exchange Commission on 11 May 2011 as an exhibit to Prudential’s Form 20-F.
(8)	As previously filed with the Securities and Exchange Commission on 30 March 2012 as an exhibit to Prudential’s Form 20-F.
(9)	As previously filed with the Securities and Exchange Commission on 16 April 2013 as an exhibit to Prudential’s Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Prudential plc

8 April 2014	By:	/s/ TIDJANE THIAM
	Name:	Tidjane Thiam
	Title:	Group Chief Executive