Form 20-F
period 2014-12-31
PRUDENTIAL PLC
filed 2015-03-31
CIK 1116578

As filed with the Securities and Exchange Commission on 31 March 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2014

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

+44 20 7220 7588

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

None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of 31 December 2014 was:

2,567,779,950 Ordinary Shares, 5 pence par value each

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

Item 3. Key Information

Selected Historical Financial Information of Prudential

The following table sets forth selected consolidated financial data for Prudential for the periods indicated. Certain data is derived from Prudential’s audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’) and as endorsed by the European Union (‘EU’). EU-endorsed IFRS may differ from IFRS as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. As at 31 December 2014, there were no unendorsed standards effective for the years presented below affecting the consolidated financial information of Prudential and there were no differences between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to Prudential. Accordingly, the selected consolidated financial data presented below that is derived from Prudential’s audited consolidated financial statements is derived from audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB. This table is only a summary and should be read in conjunction with Prudential’s consolidated financial statements and the related notes included elsewhere in this document, together with Item 5, ‘Operating and Financial Review and Prospects’.

Income statement data

	Year ended 31 December
	2014 $m(1)	2014 £m	2013 £m	2012 £m	2011 £m	2010 £m
Gross premium earned	51,146	32,832	30,502	29,113	24,837	23,610
Outward reinsurance premiums	(1,245)	(799)	(658)	(491)	(417)	(349)
Earned premiums, net of reinsurance	49,901	32,033	29,844	28,622	24,420	23,261
Investment return	40,171	25,787	20,347	23,931	9,361	21,662
Other income	3,592	2,306	2,184	1,885	1,711	1,539
Total revenue, net of reinsurance	93,664	60,126	52,375	54,438	35,492	46,462
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	(78,154)	(50,169)	(43,154)	(45,144)	(28,706)	(39,687)
Acquisition costs and other expenditure	(10,518)	(6,752)	(6,861)	(6,032)	(4,717)	(4,692)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(531)	(341)	(305)	(280)	(286)	(257)
Remeasurement of carrying value of Japan Life business classified as held for sale	(20)	(13)	(120)	-	-	-
Total charges, net of reinsurance	(89,223)	(57,275)	(50,440)	(51,456)	(33,709)	(44,636)
Share of profits from joint ventures and associates, net of related tax	472	303	147	135	76	64
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)(2)	4,913	3,154	2,082	3,117	1,859	1,890
Tax (charge) credit attributable to policyholders’ returns	(841)	(540)	(447)	(370)	7	(607)
Profit before tax attributable to shareholders	4,072	2,614	1,635	2,747	1,866	1,283
Tax (charge) credit attributable to shareholders’ returns	(620)	(398)	(289)	(584)	(415)	43
Profit for the year	3,452	2,216	1,346	2,163	1,451	1,326

	2014(1)	2014	2013	2012	2011	2010
	(In $m, except Share Information)	£m, except Share Information

Statement of financial position data
Total assets	575,146	369,204	325,932	307,644	270,018	256,330
Total policyholder liabilities and unallocated surplus of with-profits funds	501,594	321,989	286,014	268,263	233,538	221,895
Core structural borrowings of shareholder – financed operations	6,705	4,304	4,636	3,554	3,611	3,676
Total liabilities	556,745	357,392	316,281	297,280	261,411	248,765
Total equity	18,401	11,812	9,651	10,364	8,607	7,565

Other data
Based on profit for the year attributable to the equity holders of the Company:
Basic earnings per share (in pence)	135.4¢	86.9p	52.8p	85.1p	57.1p	52.4p
Diluted earnings per share (in pence)	135.2¢	86.8p	52.7p	85.0p	57.0p	52.3p
Dividend per share declared and paid in reporting period (in pence)(5)	54.6¢	35.03p	30.52p	25.64p	25.19p	20.17p
Equivalent cents per share(6)		58.44¢	50.58¢	40.68¢	40.39¢	30.15¢
Market price per share at end of period(7)	2,324.2¢	1,492.0p	1,340.0p	865.5p	638.5p	668.0p
Weighted average number of shares (in millions)		2,549	2,548	2,541	2,533	2,524

New business:
Single premium sales(4)	38,179	24,508	22,976	22,358	18,889	18,177
New regular premium sales(3)(4)	3,426	2,199	2,125	1,959	1,792	1,667
Funds under management	772,669	496,000	443,000	406,000	352,000	340,000

(1)	Amounts stated in US dollars in the 2014 US dollar column have been translated from pounds sterling at the rate of $1.5578 per £1.00 (the noon buying rate in New York City on 31 December 2014).

(2)	This measure is the formal profit (loss) before tax measure under IFRS but is not the result attributable to shareholders. See ‘Presentation of results before tax’ in note A3.1 to Prudential’s consolidated financial statements in Item 18 for further explanation.

(3)	New regular premium sales are reported on an annualised basis, which represents a full year of instalments in respect of regular premiums irrespective of the actual payments made during the year.

(4)	The new business premiums in the table shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and are not intended to be, reflective of premium income recorded in the IFRS income statement. Internal vesting business is classified as new business where the contracts include an open market option.

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

(5)	Under IFRS, dividends declared after the balance sheet date in respect of the prior reporting period are treated as a non-adjusting event. The appropriation reflected in the statement of changes in equity, therefore, includes the final dividend in respect of the prior year. Parent company dividends relating to the reporting period were an interim dividend of 11.19p per share in 2014 (2013: 9.73p, 2012: 8.40p) and a final dividend of 25.74p per share in 2014 (2013: 23.84p, 2012: 20.79p).

(6)	The dividends have been translated into US dollars at the noon buying rate on the date each payment was made.

(7)	Market prices presented are the closing prices of the shares on the London Stock Exchange on the last day of trading for each indicated period.

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

Year	Interim Dividend	Interim Dividend	Final Dividend	Final Dividend
	(pence)	(US Dollars)	(pence)	(US Dollars)
2010	6.61	0.1039	17.24	0.2818
2011	7.95	0.1221	17.24	0.2706
2012	8.40	0.1362	20.79	0.3143
2013	9.73	0.1558	23.84	0.4019
2014	11.19	0.1825	25.74

The Board has decided to rebase the full year dividend upwards by 10 per cent, reflecting the 2014 financial performance of the Group. In line with this, the directors recommend a final dividend of 25.74 pence per share (2013: 23.84 pence), which brings the total dividend for the year to 36.93 pence (2013: 33.57 pence). This rebase has been made possible by the continued exceptionally strong performance of the Group.

Although the Board has been able to recommend such a rebase in 2014, the Group’s dividend policy remains unchanged. The Board will maintain its focus on delivering a growing dividend from this new higher base, which will continue to be determined after taking into account the Group’s financial flexibility and our assessment of opportunities to generate attractive returns by investing in specific areas of the business. The Board believes that in the medium term a dividend cover of around two times is appropriate.

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

Year ended 31 December	Average rate
2010	1.54
2011	1.61
2012	1.59
2013	1.56
2014	1.65

The following table sets forth the high and low noon buying rates for pounds sterling expressed in US dollars per pound sterling for each of the previous six months:

	High	Low
September 2014	1.65	1.61
October 2014	1.62	1.59
November 2014	1.60	1.56
December 2014	1.57	1.55
January 2015	1.54	1.50
February 2015	1.55	1.50

On 20 March 2015 the latest practicable date prior to this filing, the noon buying rate was £1.00 = $1.49.

Risk Factors

A number of risk factors affect Prudential’s operating results and financial condition and, accordingly, the trading price of its shares. The risk factors mentioned below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. The information given is as of the date of this document, and any forward-looking statements are made subject to the reservations specified below under ‘Forward-Looking Statements’.

Risks relating to Prudential’s business

Prudential’s businesses are inherently subject to market fluctuations and general economic conditions

Prudential’s businesses are inherently subject to market fluctuations and general economic conditions. Uncertainty or negative trends in international economic and investment climates could adversely affect Prudential’s business and profitability. Since 2008 Prudential has operated against a challenging background of periods of significant volatility in global capital and equity markets, interest rates (which in some jurisdictions have become negative) and liquidity, and widespread economic uncertainty. For example, government interest rates remain at or near historic lows in the US, the UK and some Asian countries in which Prudential operates. These factors have, at times during this period, had a material adverse effect on Prudential’s business and profitability.

In the future, the adverse effects of such factors would be felt principally through the following items:

•	investment impairments or reduced investment returns, which could reduce Prudential’s capital and impair its ability to write significant volumes of new business, increase the potential adverse impact of product guarantees, or have a negative impact on its assets under management and profit;

•	higher credit defaults and wider credit and liquidity spreads resulting in realised and unrealised credit losses;

•	failure of counterparties to transactions with Prudential that could give rise to a negative impact on Prudential’s financial position and on the accessibility or recoverability of amounts due or, for derivative transactions, adequate collateral not being in place;

•	estimates of the value of financial instruments being difficult because in certain illiquid or closed markets, determining the value at which financial instruments can be realised is highly subjective. Processes to ascertain such values require substantial elements of judgement, assumptions and estimates (which may change over time); and

•	increased illiquidity also adds to uncertainty over the accessibility of financial resources and may reduce capital resources as valuations decline.

Global financial markets are subject to uncertainty and volatility created by a variety of factors, including concerns over sovereign debt, general slowing in world growth, the timing and scale of quantitative easing programmes of central banks and socio-political events. Upheavals in the financial markets may affect general levels of economic activity, employment and customer behaviour. For example, insurers may experience an elevated incidence of claims, lapses, or surrenders of policies, and some policyholders may choose to defer or stop paying insurance premiums. The demand for insurance products may also be adversely affected. In addition, there may be a higher incidence of counterparty failures. If sustained, this environment is likely to have a negative impact on the insurance sector over time and may consequently have a negative impact on Prudential’s business and its balance sheet and profitability. For example, this could occur if the recoverable value of intangible assets for bancassurance agreements and deferred acquisition costs are reduced. New challenges related to market fluctuations and general economic conditions may continue to emerge.

For some non-unit-linked investment products, in particular those written in some of the Group’s Asian operations, it may not be possible to hold assets which will provide cash flows to match those relating to policyholder liabilities. This is particularly true in those countries where bond markets are not developed and in certain markets where regulated surrender values are set with reference to the interest rate environment prevailing at the time of policy issue. This results in a mismatch due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated. Where interest rates in these markets remain lower than those used to calculate surrender values over a sustained period, this could have a material adverse effect on Prudential’s reported profit.

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

Jackson also writes a significant amount of variable annuities that offer capital or income protection guarantees. The value of these guarantees is affected by market factors (such as interest rates, equity values, bond spreads and realised volatility) and policyholder behaviour. There could be market circumstances where the derivatives that Jackson enters into to hedge its market risks may not fully cover its exposures under the guarantees. The cost of the guarantees that remain unhedged will also affect Prudential’s results.

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

Prudential is subject to the risk of exchange rate fluctuations owing to the geographical diversity of its businesses

Due to the geographical diversity of Prudential’s businesses, Prudential is subject to the risk of exchange rate fluctuations. Prudential’s operations in the US and Asia, which represent a significant proportion of operating profit based on longer-term investment returns and shareholders’ funds, generally write policies and invest in assets denominated in local currencies. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in Prudential’s consolidated financial statements upon translation of results into pounds sterling. This exposure is not currently separately managed. The currency exposure relating to the translation of reported earnings could impact on financial reporting ratios such as dividend cover, which is calculated as operating profit after tax on an IFRS basis, divided by the current year interim dividend plus the proposed final dividend. The impact of gains or losses on currency translations is recorded as a component of shareholders’ funds within other comprehensive income. Consequently, this could impact on Prudential’s gearing ratios (defined as debt over debt plus shareholders’ funds). The Group’s surplus capital position for regulatory reporting purposes may also be affected by fluctuations in exchange rates with possible consequences for the degree of flexibility the Prudential has in managing its business.

Prudential conducts its businesses subject to regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies and interpretations and any accounting standards in the markets in which it operates

Changes in government policy, legislation (including tax) or regulatory interpretation applying to companies in the financial services and insurance industries in any of the markets in which Prudential operates, which in some circumstances may be applied retrospectively, may adversely affect Prudential’s product range, distribution channels, competitiveness, profitability, capital requirements and, consequently, reported results and financing requirements. Also, regulators in jurisdictions in which Prudential operates may change the level of capital required to be held by individual businesses or could introduce possible changes in the regulatory framework for pension arrangements and policies, the regulation of selling practices and solvency requirements. In addition, there could be changes to the maximum level of non-domestic ownership by foreign companies in certain jurisdictions. Furthermore, as a result of interventions by governments in response to recent financial and global economic conditions, it is widely expected that there will continue to be a substantial increase in government regulation and supervision of the financial services industry, including the possibility of higher capital requirements, restrictions on certain types of transactions and enhanced supervisory powers.

Current EU directives, including the EU Insurance Groups Directive (IGD) require EU financial services groups to demonstrate net aggregate surplus capital in excess of solvency requirements at the group level in respect of shareholder-owned entities. The test is a continuous requirement, so that Prudential needs to maintain a higher amount of regulatory capital at the group level than otherwise necessary in respect of some of its individual businesses to accommodate, for example, short-term movements in global foreign exchange rates, interest rates, deterioration in credit quality and equity markets. The EU is also developing a new prudential regulatory framework for insurance companies, referred to as ‘Solvency II’.

The Solvency II Directive covers valuation, the treatment of insurance groups, the definition of capital and the overall level of capital requirements. A key aspect of Solvency II is that the assessment of risks and capital requirements are intended to be aligned more closely with economic capital methodologies, and may allow

Prudential to make use of its internal capital models, if approved by the Prudential Regulation Authority (PRA). The Solvency II Directive was formally approved by the Economic and Financial Affairs Council in November 2009 and the Omnibus II Directive, which amended certain aspects of the Solvency II Directive, was adopted by the Council of the European Union in April 2014. As such, Solvency II is expected to be implemented as of 1 January 2016, although the European Commission and the European Insurance and Occupational Pensions Authority (EIOPA) are continuing to develop the detailed rules and guidelines that will supplement the high-level rules and principles of the Solvency II and Omnibus II Directives, including the Delegated Acts relating to third-country equivalence. These detailed rules and guidelines are not currently expected to be finalised until mid to late 2015. Further, the effective application of a number of key measures incorporated in the Omnibus II Directive, including the provisions for third-country equivalence, is subject to supervisory judgement and approval. As a result there is a risk that the effect of the measures finally adopted could be adverse for Prudential, including potentially a significant increase in the capital required to support its business and that Prudential may be placed at a competitive disadvantage to other European and non-European financial services groups.

Currently there are also a number of other global regulatory developments which could impact the way in which Prudential is supervised in its many jurisdictions. These include the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) in the US, the work of the Financial Stability Board (FSB) on Global Systemically Important Insurers (G-SIIs) and the Common Framework for the Supervision of Internationally Active Insurance Groups (ComFrame) being developed by the International Association of Insurance Supervisors (IAIS).

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

In July 2013 the FSB announced the initial list of nine insurance groups that have been designated as G-SIIs of which Prudential was one. Designation as a G-SII has led to additional policy measures being applied to the designated group. Based on the policy framework released by the IAIS and subsequent guidance papers these additional policy measures include enhanced group- wide supervision, effective resolution measures of the group in the event of failure, loss absorption, and higher loss absorption capacity. Prudential is monitoring the development and potential impact of, the framework of policy measures and is continuing to engage with the PRA on the implications of the policy measures and Prudential’s designation as a G-SII. The G-SII regime also introduces two types of capital requirements; the first, a Basic Capital Requirement (BCR), designed to act as a minimum group capital requirement and the second, a Higher Loss Absorption (HLA) requirement that should reflect the drivers of the assessment of G-SII designation. G-SIIs will be required to report on their BCR to group-wide supervisors on a confidential basis from 2015. The HLA requirement will apply from January 2019 to the insurance groups identified as G-SIIs in November 2017.

ComFrame is also being developed by the IAIS to provide common global requirements for the supervision of insurance groups. The framework is designed to outline a set of common global principles and standards for group supervision and may increase the focus of regulators in some jurisdictions. One of the framework’s key components is an Insurance Capital Standard (ICS) which would be expected to form the group solvency capital standard under ComFrame. This new framework is expected to be implemented in 2019.

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

The Group’s accounts are prepared in accordance with current International Financial Reporting Standards (IFRS) applicable to the insurance industry. The International Accounting Standards Board (IASB) introduced a framework that it described as Phase I, which permitted insurers to continue to use the statutory basis of accounting for insurance assets and liabilities that existed in their jurisdictions prior to January 2005. In July 2010, the IASB published its first Exposure Draft for its Phase II on insurance accounting, which would introduce significant changes to the statutory reporting of insurance entities that prepare accounts according to IFRS. A revised Exposure Draft was issued in June 2013. The IASB is currently re-deliberating the Exposure Draft proposals in light of comments by the insurance industry and other respondents. The timing of the final proposals taking effect is uncertain but not expected to be before 2019.

Any changes or modification of IFRS accounting policies may require a change in the future results or a retrospective adjustment of reported results.

The resolution of several issues affecting the financial services industry could have a negative impact on Prudential’s reported results or on its relations with current and potential customers

Prudential is, and in the future may be, subject to legal and regulatory actions in the ordinary course of its business, both in the UK and internationally. These actions could involve a review of types of business sold in the past under acceptable market practices at the time, such as the requirement in the UK to provide redress to certain past purchasers of pension and mortgage endowment policies, changes to the tax regime affecting products, and regulatory reviews on products sold and industry practices, including, in the latter case, lines of business it has closed.

Regulators’ interest may include the approach that product providers use to select third party distributors and to monitor the appropriateness of sales made by them. In some cases, product providers can be held responsible for the deficiencies of third-party distributors.

In the US, there has been significant attention on the different regulatory standards applied to investment advice delivered to retail customers by different sectors of the industry. As a result of reports relating to perceptions of industry abuses, there have been numerous regulatory inquiries and proposals for legislative and regulatory reforms. This includes focus on the suitability of sales of certain products, alternative investments and the widening of the circumstances under which a person or entity providing investment advice with respect to certain employee benefit and pension plans would be considered a fiduciary which would subject the person or entity to certain regulatory requirements. There is a risk that new regulations introduced may have a material adverse effect on the sales of the products by Prudential and increase Prudential’s exposure to legal risks.

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

Prudential’s businesses are conducted in highly competitive environments with developing demographic trends and continued profitability depends upon management’s ability to respond to these pressures and trends

The markets for financial services in the UK, US and Asia are highly competitive, with several factors affecting Prudential’s ability to sell its products and continued profitability, including price and yields offered, financial strength and ratings, range of product lines and product quality, brand strength and name recognition, investment management performance, historical bonus levels, developing demographic trends and customer appetite for certain savings products. In some of its markets, Prudential faces competitors that are larger, have greater financial resources or a greater market share, offer a broader range of products or have higher bonus rates. Further, heightened competition for talented and skilled employees and agents with local experience, particularly in Asia, may limit Prudential’s potential to grow its business as quickly as planned.

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

Jackson’s competitors in the US include major stock and mutual insurance companies, mutual fund organisations, banks and other financial services companies such as AIG, AXA Financial Inc., Allianz, Prudential Financial, Lincoln National, MetLife and Aegon.

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

Prudential plc’s long-term senior debt is rated as A2 by Moody’s, A+ by Standard & Poor’s and A by Fitch. These ratings have a stable outlook.

Prudential plc’s short-term debt is rated as P-1 by Moody’s, A-1 by Standard & Poor’s and F1 by Fitch.

The Prudential Assurance Company Limited’s financial strength is rated Aa2 (negative outlook) by Moody’s, AA (stable outlook) by Standard & Poor’s and AA (stable outlook) by Fitch.

Jackson’s financial strength is rated AA by Standard & Poor’s and Fitch, A1 by Moody’s, and A+ by AM Best. These ratings have a stable outlook.

Prudential Assurance Co. Singapore (Pte) Ltd’s financial strength is rated AA (stable outlook) by Standard & Poor’s.

In addition, changes in methodologies and criteria used by rating agencies could result in downgrades that do not reflect changes in the general economic conditions or Prudential’s financial condition.

Adverse experience in the operational risks inherent in Prudential’s business, including failure in information technology and cyber-security, could disrupt its business functions and have a negative impact on its results of operations

Operational risks are present in all of Prudential’s businesses, including the risk of direct or indirect loss resulting from inadequate or failed internal and external processes, systems and human error or from external events. Prudential’s business is dependent on processing a large number of transactions across numerous and diverse products, and is subject to a number of different legal and regulatory regimes. Further, because of the long-term nature of much of the Group’s business, accurate records have to be maintained for significant periods.

These factors, among others, result in significant reliance on and require significant investment in information technology (IT), compliance and other operational systems, personnel and processes. In addition, Prudential outsources several operations, including a significant part of its UK back office and customer-facing functions as well as a number of IT functions, resulting in reliance upon the operational processing performance of its outsourcing partners.

Although Prudential’s IT, compliance and other operational systems and processes incorporate controls designed to manage and mitigate the operational risks associated with its activities, there can be no assurance that such controls will always be effective. Due to human error among other reasons, operational incidents do happen periodically and no system or process can entirely prevent them although there have not been any material such events to date. For example, although Prudential has not identified a material failure or breach in relation to its legacy and other IT systems and processes to date, it has been, and likely will continue to be, subject to computer viruses, attempts at unauthorised access and cyber-security attacks. Prudential’s legacy and other IT systems and processes, as with operational systems and processes generally, may be susceptible to failure or breaches.

Being part of the financial services sector, Prudential and its business partners are increasingly exposed to the risk that third parties may attempt to disrupt the availability, confidentiality and integrity of its IT systems. This could result in loss of trust from Prudential’s customers, reputational damage and financial loss. The cyber-security threat continues to evolve globally in sophistication and potential significance as Prudential increasingly moves to digitalize its business and provide on-line business operations for its customers. Whilst a focus of Prudential is on being proactive to the exposure faced from emerging threats through continually reviewing and enhancing its IT environment to remain robust and secure, together with increasing its ability to detect system compromise, and recover should such an incident occur, there can be no assurance that such events will not take place with adverse consequential effects on Prudential’s business and financial position.

Such events could, among other things, harm Prudential’s ability to perform necessary business functions, result in the loss of confidential or proprietary data (exposing it to potential legal claims and regulatory sanctions) and damage its relationships with its business partners and customers. Similarly, any weakness in administration systems (such as those relating to policyholder records or meeting regulatory requirements) or actuarial reserving processes could have a material adverse effect on its results of operations during the effective period.

Adverse experience relative to the assumptions used in pricing products and reporting business results could significantly affect Prudential’s results of operations

In common with other life insurers, the profitability of the Group’s businesses depends on a mix of factors including mortality and morbidity levels and trends, policy surrenders and take-up rates on guarantee features of products, investment performance and impairments, unit cost of administration and new business acquisition expense.

Prudential needs to make assumptions about a number of factors in determining the pricing of its products, setting reserves, for reporting its capital levels and the results of its long-term business operations. For example, the assumption that Prudential makes about future expected levels of mortality is particularly relevant for its UK annuity business. In exchange for a premium equal to the capital value of their accumulated pension fund, pension annuity policyholders receive a guaranteed payment, usually monthly, for as long as they are alive. Prudential conducts rigorous research into longevity risk, using data from its substantial annuitant portfolio. As part of its pension annuity pricing and reserving policy, Prudential’s UK business assumes that current rates of mortality continuously improve over time at levels based on adjusted data and models from the Continuous Mortality

Investigations (CMI) as published by the Institute and Faculty of Actuaries. Assumptions about future expected levels of mortality are similarly relevant to the Guaranteed Minimum Withdrawal Benefit (GMWB) of Jackson’s variable annuity business. If mortality improvement rates significantly exceed the improvement assumed, Prudential’s results of operations could be adversely affected.

A further example is the assumption that Prudential makes about future expected levels of the rates of early termination of products by its customers (persistency). This is particularly relevant to its lines of business other than its UK annuity business, especially Jackson’s portfolio of traditional and variable annuities. Prudential’s persistency assumptions reflect recent past experience for each relevant line of business. Any expected change in future persistency is also reflected in the assumption. If actual levels of future persistency are significantly different than assumed, the Group’s results of operations could be adversely affected. Furthermore, Jackson’s variable annuity products are sensitive to other types of policyholder behaviour, such as the take-up of its GMWB product features.

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

Certain of the subsidiaries are restricted by applicable insurance, foreign exchange and tax laws, rules and regulations that can limit remittances. In some circumstances, this could limit Prudential’s ability to pay dividends to shareholders or to make available funds held in certain subsidiaries to cover operating expenses of other members of the Group.

Prudential operates in a number of markets through joint ventures and other arrangements with third parties (including in China and India), involving certain risks that Prudential does not face with respect to its consolidated subsidiaries

Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures (including in China and India). For the Group’s joint venture operations, management control is exercised jointly with the venture participants. The level of control exercisable by the Group depends on the terms of the joint venture agreements, in particular, the allocation of control among, and continued co-operation between, the joint venture participants. Prudential may face financial, reputational and other exposure (including regulatory censure) in the event that any of its joint venture partners fails to meet its obligations under the joint venture, encounters financial difficulty, or fails to comply with local or international regulation and standards such as those pertaining to the prevention of financial crime. In addition, a significant proportion of the Group’s product distribution is carried out through arrangements with third parties not controlled by Prudential and is dependent upon continuation of these relationships. A temporary or permanent disruption to these distribution arrangements, such as through significant deterioration in the reputation, financial position or other circumstances of the third party or material failure in controls (such as those pertaining to the prevention of financial crime) could adversely affect the results of operations of Prudential.

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

Item 4. Information on the Company

Business of Prudential

Overview and Summary of Strategy

Overview

Background

Prudential is the parent company of the Prudential group (the ‘Prudential Group’ or the ‘Group’). The Group is an international financial services group, with significant operations in Asia, the United States and the United Kingdom. It has been in existence for over 160 years, serves around 24 million insurance customers and has £496 billion in assets under management (as at 31 December 2014). Prudential is not affiliated with Prudential Financial, Inc. or its subsidiary, The Prudential Insurance Company of America.

Prudential is structured around four main business units: Prudential Corporation Asia (incorporating the asset management business, Eastspring Investments), Jackson, Prudential UK and Europe insurance operations and M&G. These are supported by central functions which are responsible for Prudential strategy, cash and capital management, leadership development and succession, reputation management and other core group functions.

Asia

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

As at 31 December 2014, Prudential Corporation Asia had:

•	over 13 million insurance customers with life and fund management operations in 14 markets;
•	access to 5,155 branches across Asia with our top 5 partners; Standard Chartered Bank (SCB), United Overseas Bank Limited (UOB), joint venture partners ICICI in India and CITIC in China and Thanachart (Thailand);
•	one of the largest networks of tied agents in Asia; and
•	consistently high brand recognition, outperforming many other financial services companies and had received multiple awards for its customer service. Prudential was in the top three for market share of new business in China, India, Indonesia, Malaysia, Singapore, the Philippines, Vietnam(1), Hong Kong and Cambodia.

United States

In the United States, Prudential offers a range of products through Jackson, including fixed annuities (fixed interest rate annuities, fixed index annuities and immediate annuities), variable annuities and institutional products (including guaranteed investment contracts and funding agreements). Jackson distributes these products through independent insurance agents, independent broker-dealers, regional broker-dealers, wirehouses, registered investment advisers, as well as banks, credit unions and other financial institutions. Although Jackson historically also offered traditional life insurance products, it discontinued new sales of life insurance products effective 1 August 2012.

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

As at 31 December 2014, in the United States, Jackson:

•	was among the 15 largest life insurance companies in terms of general account assets(2);
•	was the number one writer of variable annuities in the US(3);
•	was once again awarded the ‘Highest Customer Satisfaction by Industry’ award—for the ninth successive year—from Service Quality Measurement Group; and
•	was once again rated as a ‘World Class’ service provider—for the ninth successive year—by Service Quality Measurement Group.

United Kingdom

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

As at 31 December 2014, Prudential UK & Europe:

•	was one of the market leaders in the individual annuity market and the with-profits market(4); and
•	had total company assets of £175 billion on the balance sheet, comprising £102 billion within the with-profits sub fund, £66 billion within shareholder-backed business and £7 billion in the Scottish Amicable Insurance Fund.

As of 31 December 2014, M&G, which is the UK and European fund manager of the Prudential Group;

•	had responsibility for £264 billion of investment on behalf of both internal and external clients; and
•	has been recognised for its investment performance with numerous awards, including the Real Estate Manager and Fixed Income Manager of the Year at the Financial News Awards 2014 for the second consecutive year.

Changes to directors and senior management

On 10 March 2015, Prudential announced that Tidjane Thiam had informed the Board of his intention to step down from his role as Group Chief Executive and from the Board. Further information on this announcement and other changes in directors and senior management is provided in Item 6, ‘Directors, Senior Management and Employees’.

(2)	Source: Third Quarter 2014 SNL Financial
(3)	Source: Morningstar Annuity Research Center (MARC) Third Quarter 2014 Sales Report©. © Morningstar, Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.
(4)	Source: Association of British Insurers (ABI)

Group Strategy Overview

Our strategy is designed to create sustainable economic value for our customers and our shareholders. It is focused on three long-term opportunities:

a.	The significant protection gap and investment needs of the Asian middle class;
b.	The transition of US baby boomers into retirement; and
c.	The UK ‘savings gap’ and ageing population in need of returns and income.

Our strategy is underpinned by a set of key operating principles.

Focus on customers & distribution

We believe that in order to do well for our shareholders we must first do good for our customers. Hence, customers are at the centre of our operating principles.

Our products are designed to provide peace of mind to our customers, whether that be in relation to saving for retirement or insuring against the risks of illness, death or critical life events. Satisfied customers are a key driver of our growth as they become our advocates, recommending our products and services to their friends and families.

Distribution plays a key role in our ability to reach, attract and retain these valued customers across our regions. Building out and diversifying our distribution capabilities in order to reach a growing customer base will help ensure that we fully capitalise on the opportunities available to us in each of our regions.

Balanced metrics and disclosures

We aim to have clarity and consistency internally and externally in the performance indicators that drive our businesses. Alongside this we develop our financial disclosures to enable our stakeholders to fairly assess our long-term performance. We have three objectives:

(i)   To demonstrate how we generate profits under the different accounting regimes; for example, by analysing our IFRS profit by source a set out in Item 5, ‘Operating and Financial Review and Prospects—Summary Consolidated Results and Basis of Preparation of Analysis’;

(ii)  To show how we think about capital allocation via measures that highlight the returns we generate on capital invested in new business, including internal rates of return, payback periods and new business profitability; and

(iii) To highlight the cash generation of our business, which over time is the ultimate measure of performance.

Disciplined capital allocation	We rigorously allocate capital to the highest-return products and geographical locations with the shortest payback periods, in line with our risk appetite. This has had a positive and significant impact. Over the last five years, new business capital investment has declined slightly, while new business profits have increased substantially. This has, in turn, transformed the capital dynamics of our Group: for example, the free capital generated from our existing life and asset management operations has increased substantially compared to five years ago. This transformation enabled our business operations to remit £1,482 million to the Group in 2014, nearly double the level of remittance five years ago.

Proactive risk management

Balance sheet strength and proactive risk management enable us to make good our promises to customers and are therefore key drivers of long-term value creation and relative performance. We have continuously strengthened our capital position since 2008, in spite of the challenging macroeconomic environment that followed. Management actions that have been taken over this period include:

(i)   The sale of our capital-intensive Taiwan agency business in 2009, improving our IGD capital position;

(ii)  The establishment of £2.2 billion of credit default reserves(5) in the UK annuity business; and

(iii) Controlling sales of US variable annuities in a manner which appropriately balances value, volume, capital generation and balance sheet risk.

Company Address and Agent

Prudential plc is a public limited company incorporated on 1 November 1978 and registered in England and Wales. Refer to Item 10, ‘Additional information—Memorandum and Articles of Association’ for further information on the constitution of the Company.

Prudential’s registered office is Laurence Pountney Hill, London EC4R 0HH, England (telephone: +44 20 7220 7588). Prudential’s agent in the United States for purposes of Item 4 of this annual report on Form 20-F is Jackson National Life Insurance Company, located at 1 Corporate Way, Lansing, Michigan 48951, United States of America.

Significant Subsidiaries

The table below sets forth Prudential’s significant subsidiaries.

	Main activity	Country of incorporation
The Prudential Assurance Company Limited	Insurance	England and Wales
Prudential Retirement Income Limited (PRIL)*	Insurance	Scotland
M&G Investment Management Limited*	Asset management	England and Wales
Jackson National Life Insurance Company*	Insurance	US
Prudential Assurance Company Singapore (Pte) Limited*	Insurance	Singapore
PT Prudential Life Assurance*	Insurance	Indonesia
Prudential Hong Kong Limited*	Insurance	Hong Kong
*	Owned by a subsidiary undertaking of the Company.

The Company has 100 per cent of the voting rights of the subsidiaries except the Indonesian subsidiary, where the Company has 94.6 per cent of the voting rights attaching to the aggregate of the shares across the types of capital in issue. The percentage of equity owned is the same as the percentage of the voting power held.

Each subsidiary operates mainly in its country of incorporation, except for PRIL, which operates mainly in England and Wales.

(5)	On a statutory (Pillar I) basis

Asian Business

Life Insurance

Introduction

Asia’s economic transformation continues to generate material increases in personal wealth and drives significant demand for solutions to individuals’ financial planning needs. During 2014 macro-economic and geopolitical turbulence, both regional and international, created some short term impacts but the region’s fundamental economic drivers remain highly compelling.

Asia (excluding Japan) is leading the world in terms of Gross Domestic Product growth. In the period 2014 to 2018 it is expected to generate US$5.5 trillion(6) of new Gross Domestic Product, more than the US and the other advanced economies combined.

The degree of state sponsored financial provision for healthcare and other social services varies by market, but is typically very basic and it is widely appreciated that the private sector has a very important complementary role. Protection gaps remain high across the region and the regulators have tasked the industry with improving levels of financial literacy and addressing this issue. Consequently the regulations governing the industry continue to evolve in largely positive ways with good outcomes for customers and shareholders.

There is a healthy competitive environment with a good mix of domestic, regional and international companies although barriers to entry remain high in terms of the availability of new licences, the significant capital investment and the challenge in building distribution scale and quality.

Given the low penetration rates of insurance and investment products we see considerable growth opportunities over the long term.

Economic growth is translating into the rapid increase of the Asian middle class. Between 2009 and 2020 it is estimated that there will be over 1.2 billion people who will have been elevated from rural subsistence to urban lifestyles. Within our preferred ‘sweet spot’ markets of South East Asia and Hong Kong, the middle class will be represented by over 400 million people. Families are getting smaller, life expectancies are lengthening and the incidence of chronic diseases is increasing significantly.

As people move into the middle class, their increased wealth and higher income provide the incentive to make financial plans. Typically the first stage is to provide protection for the family and establish a regular savings plan through a life insurance policy.

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

Although Prudential has been operating in Asia for over eighty years we began building our business in earnest in 1994 with the establishment of Prudential Corporation Asia (PCA). Since then PCA has entered new markets, added considerable agency scale and launched bank distribution, developed product capabilities — particularly unit linked - and built a customer centric brand anchored on the tag line ‘Always Listening, Always Understanding’.

Today PCA is focused on leveraging this platform to grow in a disciplined way for the benefit of our customers, shareholders and communities. Success is defined by metrics that ensure we deliver both volume and value.

(6)	Prudential estimates based on IMF data – October 2013

Each market is unique and our overarching regional strategy is very specifically tailored to the opportunities that reflect the many differences in each country including its stage of economic development, cultural preferences, regulation, the competitive landscape and our own risk appetite.

Markets with highly attractive economic and demographic characteristics representing the greatest potential for us at present we collectively term the ‘Sweet Spot’ and comprise Indonesia, Hong Kong, Singapore, Malaysia, Vietnam, Thailand and the Philippines. We have strong market positions in all of them, including four countries where we have the leading market share.

The life insurance markets in India and China, while attractive in terms of scale, are more challenging for non-domestic life insurers to participate in. Working within these constraints, PCA has two of the market leading joint ventures in these countries and is very well placed as these markets continue to develop.

Since 2008 we have de-emphasised Korea and Taiwan as the mass life insurance markets are currently driven by product and distribution options that are not attractive to us and consequently we have concentrated on developing successful niche positions. In February 2015 we completed the sale of our Japanese life business, PCA Life Insurance Co, Ltd, however, the mutual fund industries in these markets are highly attractive and through Eastspring Investments, we are able to take advantage of exciting growth opportunities.

Following the successful launch of our life business in Cambodia in 2013, we are now the market leader. We also opened a representative office in Myanmar during 2014 and recently received a licence for a representative office in Laos.

Distribution

Prudential Corporation Asia is well positioned in terms of its scale and diversity of distribution. Over 500,000 agents produce a meaningful majority of sales with the remainder mainly coming from bancassurance that includes exclusive agreements with Standard Chartered Bank, UOB and Thanachart. At the core of our distribution model is face-to-face interaction with customers that delivers high quality, needs based advice.

Our success with agency is driven by a relentless focus on quality and professionalism starting with the initial recruitment and training. We actively manage agency activity and agency productivity.

Our multi-channel distribution platform continues to play a key role in our strategy. In the agency channel we continued to add to the existing scale of our platform during 2014 through recruitment. In parallel we also improved individual productivity, thanks to our investments in agency management technology and analytics. We also announced in the first quarter that we extended and expanded our long-established and market-leading partnership with Standard Chartered Bank for another 15 years to 2029, effective since July 2014. Encouragingly second half sales from Standard Chartered Bank grew strongly compared to the same period in 2013, including a record month in December. The distribution channel mix remained in line with prior year, with agency generating most sales, bancassurance a significant minority and mainly direct and telemarketing making up the remainder.

Products

The life insurance products offered by Prudential in Asia include with-profits (participating) and non-participating term, whole life and endowment and unit-linked policies often combined with protection riders and typically with regular premium payments. Prudential in Asia also offers stand-alone health, disablement, critical illness and accident cover to supplement its core life products.

Our product portfolio is centred around providing a robust financial safety net to customers at a reasonable cost. The product mix reflects this with around 1/3 of premiums directed to Health and Protection products, 1/3 to unit linked products and 1/3 to Participating products. This profile shows that we are de-risking the financial aspects of our customers’ lives whilst also de-risking the business from the shareholders’ perspective.

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

Unit-linked products combine savings with protection, with the cash value of the policy depending on the value of the underlying unitised funds. At the end of 2014, Prudential is offering unit-linked products in all markets except Cambodia. However, given the recent volatility in the financial markets, we have seen a shift towards non linked products. With unit-linked products, shareholders receive the profits arising from managing the policy, its investments and the insurance risk. Policyholders within the underlying unitised fund receive investment gains.

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

During 2014, Prudential extended its highly successful children’s financial literacy programme, ‘Cha-Ching’, We also launched the SafeSteps programme with an initial series of six infomercials featuring SafeSteps ambassador Manny Pacquiao that provide life saving advice in the event of a natural disaster. These have been very well received.

In November 2013, the Philippines suffered one of the worst disasters in its history, Typhoon Haiyan. Prudential has now made three trips to the area with volunteer staff and agents who have assisted in the rebuilding efforts.

New Business Premiums

In 2014, total sales of insurance products were £4,282 million, up 6 per cent from 2013 (£4,047 million). Of this amount, regular premium insurance sales increased 5 per cent to £2,010 million and single premium insurance sales increased 6 per cent to £2,272 million.

The following table shows Prudential’s Asian life insurance new business premiums by territory for the periods indicated.

	Actual Exchange Rate*
Single premiums	2014 £m	2013 £m	2012 £m
Hong Kong	419	326	157
Indonesia	280	303	359
Malaysia	117	114	98
Philippines	121	193	172
Singapore	677	571	399
Thailand	92	66	12
Vietnam	4	2	1
South East Asia operations including Hong Kong	1,710	1,575	1,198
China (Prudential’s 50% interest in joint venture with CITIC)	239	114	37
Korea	212	311	94
Taiwan	83	102	172
India (Prudential’s 26% interest in joint venture with ICICI)	28	34	67
Total	2,272	2,136	1,568

Regular premiums	2014 £m	2013 £m	2012 £m
Cambodia	3	1	-
Hong Kong	603	455	380
Indonesia	357	445	410
Malaysia	189	197	208
Philippines	39	34	28
Singapore	289	304	261
Thailand	74	61	36
Vietnam	61	54	44
South East Asia operations including Hong Kong	1,615	1,551	1,367
China (Prudential’s 50% interest in joint venture with CITIC)	81	71	53
Korea	92	82	86
Taiwan	116	107	138
India (Prudential’s 26% interest in joint venture with ICICI)	106	100	96
Total	2,010	1,911	1,740

	2014 £m	2013 £m	2012 £m
Total	4,282	4,047	3,308
*	Actual Exchange Rates (AER) are actual historical exchange rates for the specific accounting period, being the average rates over the period for the income statement and the closing rates for the balance sheet at the balance sheet date.

Eastspring Investments

Eastspring Investments, Prudential’s asset management business in Asia, manages investments for Prudential’s Asia, UK and US life companies and also has a broad base of third-party retail and institutional clients. It has extended distribution reach to the US and Europe.

Eastspring Investments won multiple awards at the 2014 Asia Asset Management’s ‘Best of the Best Awards’ including ‘Best Asset Management and Asian Bond House’, ‘Best performance over three years for Japanese Equities’, ‘Best Korean Equity Manager’ and ‘Best Indian Fund House’.

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

Products

Eastspring Investments offers mutual fund investment products in India, Taiwan, Japan, Singapore, Malaysia, Hong Kong, Korea, Vietnam, China, Indonesia and United Arab Emirates, thus enabling customers to participate in debt, equity and money market investments across the region.

Net flows and funds under management

Eastspring Investments levies management fees on assets under management and in some countries, transaction charges (initial and/or surrender depending on the type of fund and the length of the investment) and also a service charge based on assets under management. The charges vary by country and fund, with money market style funds generally having the lowest charges and equity funds the highest. Eastspring Investments also levies performance related fees on certain funds, particularly institutional mandates and life funds, if the investment performance exceeds the pre-agreed benchmark(s).

Eastspring Investments generated record third-party inflows of £5.4 billion, 3.8 times higher than 2013, with success in securing new equity flows, particularly from institutional clients, mitigating lower net inflows in fixed income. Including internal funds, total funds under management as at 31 December 2014 were a record £77.3 billion, up 28 per cent on the prior year as a result of net inflows and positive market movements. Further information on Eastspring Investment’s funds under management is provided in Item 5—Other results based information—Funds Under Management.

US Business

Prudential conducts its US insurance operations through Jackson National Life Insurance Company (‘Jackson’) and its subsidiaries, including Curian Capital, LLC (‘Curian’), a registered investment adviser. The US operations also include PPM America, Inc. (‘PPMA’), Prudential’s US internal and institutional investment management operation, and National Planning Holdings, Inc. (‘NPH’), Prudential’s US affiliated independent broker dealer network. As at 31 December 2014, Prudential’s US operations had more than 4.2 million policies and contracts in effect and PPMA managed approximately £65.8 billion of assets. In 2014, new business premiums totalled £15,555 million.

Jackson

Jackson is a leading provider of retirement income and savings solutions in the mass and mass-affluent segments of the US market, primarily to retirees and those planning for retirement. It offers tools that help people plan for their retirement, and offers products with specialised features and guarantees to meet customers’ needs. By seeking to add value to both the representatives who sell Jackson products, and to their customers, Jackson has built a strong position in the US retirement savings and income market with an over six-fold increase in variable annuity sales over the past decade. Over the same period, Jackson improved its total annuity market share from 3.0 per cent in 2004 to 11.0 per cent in 2014 and moved from 10th in total annuity sales to 1st(7).

Jackson’s strategy remains focused on providing value to its customers and driving shareholder value while operating within a conservative risk management framework. This approach has enabled Jackson to successfully navigate the significant macroeconomic and financial market challenges of the last six years and ensured a continuation of its strong performance in 2014.

Jackson’s long-term strategy consists of capitalising on the profitable growth opportunities created by the demands for retirement income and accumulation products due to the demographic transitions within the world’s largest retirement market. Jackson takes a disciplined approach to this opportunity by leveraging its distinctive distribution capabilities and asset liability management expertise to offer prudently priced annuity products aligned with its risk appetite. Jackson continues to see strong consumer demand for its products and will continue to drive product innovation as a way of meeting the needs of customers and generating shareholder value. With a long-term focus on balancing the needs of multiple stakeholders, Jackson has forged a solid reputation among advisers for financial stability, innovative product solutions and market leading wholesale support. Jackson’s relentless pursuit of excellence has earned it a leading position within the industry.

National Planning Holdings, an affiliate of Jackson, is the sixth(8) largest independent broker-dealer network in the country. Leveraging the collective strength of the four broker-dealers within the network, National Planning Holdings is able to meet the specific needs of three key distribution channels: independent representatives, financial institutions, and tax and accounting professionals. We offer registered representatives and investment advisors access to industry-leading mutual fund/asset management companies, insurance carriers, and to thousands of brokerage products. National Planning Holdings provides significant benefits for Jackson by being an outlet for Jackson products and providing market intelligence.

Curian is Jackson’s retail asset management arm, distributing investment solutions which include separate accounts, mutual funds, mutual fund wraps and exchange traded funds through an online platform. Curian gives financial advisors efficient access to a broad range of investment solutions that are developed with institutional-level investment manager due diligence, portfolio construction and asset allocation resources.

Jackson was awarded by Service Quality Measurement Group, Inc. ‘World Class Certification’ in customer satisfaction and received the ‘Highest Customer Satisfaction by Industry’ award in 2014, achieving the top rating for the financial industry, for the ninth consecutive year. High-quality information technology systems are critical for providing award-winning customer service. We leverage technology to minimise processing errors and reduce the time required to process new business and commissions. The flexibility of our information technology systems contributes to our ability to manufacture, distribute and service an unbundled product design and to distinguish us from others in the industry.

(7)	Source: Third Quarter 2014 Life Insurance and Market Research Association.
(8)	Investment News Broker-Dealer Rankings - April 2014 (as reported at the 2014 Investor Conference).

This focus on our operational platforms, and the efficiencies achieved as a result, has provided us with among the lowest general and administration expense to asset ratio relative to competitors.

Jackson operates within a well-defined risk framework aligned with the overall Prudential Group risk appetite. The type and number of products we sell remains balanced with the acceptance of risks we retain. Our conservative and disciplined economic approach to pricing is designed to achieve both adequate returns on our products and sufficient resources to support our hedging program.

Our hedge philosophy has not changed in 2014. Jackson is able to aggregate financial risks across the company, obtain a unified view of our risk positions, and actively manage net risks through economically-based hedging programmes. A key element of our core strategy is to protect the company from severe economic scenarios while maintaining adequate regulatory capital. We benefit from the fact that the competitive environment continues to favour companies with good financial strength ratings and a strong track record of financial discipline, both key elements of our long-term strategy.

Products

Jackson develops and distributes products that address the retirement needs of its customers through various market cycles. These include variable annuities, fixed interest rate annuities, fixed index annuities and separately managed accounts. As would be expected in the current historically low interest rate environment, variable annuities continue to outsell fixed rate products. Other than Elite Access, variable annuity products offer the optional lifetime guarantee where customers can access a stream of payments with downside protection while still being able to invest in a broad range of assets, as well as enjoy the benefit of tax deferral on the investment growth within the product. The breadth of Jackson’s product offering, strength of its distribution relationships and its ability to maintain financial stability through the crisis and remain as a consistent presence within the market, has resulted in Jackson being the number one(9) writer of variable annuities in the US.

The following table shows total new business premiums in the United States by product line and distribution channel for the periods indicated. Total new business premiums include Jackson’s deposits for investment contracts with limited or no life contingencies.

	Actual Exchange Rate
	Year Ended 31 December £m
	2014	2013	2012
By Product
Annuities
Fixed annuities
Fixed interest rate	512	533	550
Fixed index	370	907	1,094
Immediate	15	22	31
Variable annuities	10,899	10,795	11,596
Elite Access (Variable annuities)	3,108	2,585	849
Total	14,904	14,842	14,120
Life insurance	-	2	17
Institutional products
GICs, funding agreements and Federal Home Loan Bank of Indianapolis (FHLBI) funding agreements	651	868	379
Total	15,555	15,712	14,516
By Distribution Channel
Independent broker dealer	9,521	8,717	8,319
Bank	2,394	3,053	2,705
Regional broker dealer	2,477	2,527	2,421
Independent insurance agents	512	546	682
Institutional products	651	868	379
Captive agents	-	1	10
Total	15,555	15,712	14,516

(9)	Based on total annuity sales, LIMRA US Individual Annuities Sales Survey Participant’s Repost as of 30 September 2014.

Of the total new business premiums of £15,555 million in 2014 (2013: £15,712 million; 2012: £14,516 million), £14,904 million (2013: £14,842 million; 2012: £14,125 million) were single premiums, nil (2013: £2 million; 2012: £12 million) were regular premiums and £651 million (2013: £868 million; 2012: £379 million) were institutional product premiums.

Annuities

Fixed Annuities

Fixed Interest Rate Annuities

In 2014, fixed interest rate annuities accounted for 3 per cent (2013: 3 per cent) of total new business premiums and 9 per cent (2013: 10 per cent) of policy and contract liabilities of the US operations. Fixed interest rate annuities are primarily deferred annuity products that are used for asset accumulation in retirement planning and for providing income in retirement. They permit tax-deferred accumulation of funds and flexible payout options.

The contract holder of a fixed interest rate annuity pays Jackson a premium, which is credited to the contract holder’s account. Periodically, interest is credited to the contract holder’s account and in some cases administrative charges are deducted from the contract holder’s account. Jackson makes benefit payments at a future date as specified in the policy based on the value of the contract holder’s account at that date. On more than 93 per cent (2013: 84 per cent) of in-force business, Jackson may reset the interest rate on each contract anniversary, subject to a guaranteed minimum, in line with state regulations. When the annuity matures, Jackson either pays the contract holder the amount in the contract holder account or begins making payments to the contract holder in the form of an immediate annuity product. This latter product is similar to a UK annuity in payment.

At 31 December 2014, Jackson had fixed interest rate annuities totalling £11.7 billion (US$18.3 billion) (2013: £11.2 billion (US$18.5 billion)) in account value with minimum guaranteed rates ranging from 1.0 per cent to 5.5 per cent and a 3.03 per cent average guaranteed rate (2013: 1.0 per cent to 5.5 per cent and a 3.05 per cent average guaranteed rate).

Fixed interest rate annuities are subject to early surrender charges for the first six to nine years of the contract. In addition, the contract may be subject to a market value adjustment at the time of surrender. During the surrender charge period, the contract holder may cancel the contract for the surrender value. Jackson’s profits on fixed interest rate annuities arise primarily from the spread between the return it earns on investments and the interest credited to the contract holder’s account, less expenses. The fixed interest rate annuity portfolio could be impacted by the continued low interest rate environment as lower investment portfolio earned rates could result in reduced spread income. In addition, increased surrenders and lower sales could result if customers seek higher yielding alternative investment opportunities elsewhere.

Approximately 57 per cent (2013: 50 per cent) of the fixed interest rate annuities Jackson wrote in 2014 provide for a market value adjustment (‘MVA’) that could be positive or negative on surrenders in the surrender period of the policy. This formula-based adjustment approximates the change in value that assets supporting the product would realise as interest rates move up or down. The minimum guaranteed rate is not affected by this adjustment. While the MVA feature minimizes the surrender risk associated with certain fixed interest rate annuities, Jackson still bears a portion of the surrender risk on policies without this feature, and the investment risk on all fixed interest rate annuities.

Fixed Index Annuities

Fixed index annuities accounted for 2 per cent (2013: 6 per cent) of total new business premiums in 2014 and 6 per cent (2013: 7 per cent) of Jackson’s policy and contract liabilities. Fixed index annuities vary in structure, but generally are deferred annuities that enable the contract holder to obtain a portion of an equity-linked return (based on participation rates and caps) and provide a guaranteed minimum return. These guaranteed minimum rates are generally set at 1.0 per cent to 3.0 per cent on index funds. At 31 December 2014, Jackson had fixed index annuities allocated to index funds totalling £6.3 billion (US$9.8 billion) (2013: £6.1 billion (US$10.2 billion)) in account value with minimum guaranteed rates on index accounts ranging from 1.0 per cent to 3.0 per cent and a 1.83 per cent average guaranteed rate (2013: 1.0 per cent to 3.0 per cent and a 1.85 per cent average guarantee rate). Jackson also offers fixed interest accounts on some fixed index annuity products. At 31 December 2014, fixed interest accounts on fixed index annuities totalled £1.8 billion (US$2.8 billion) (2013: £1.5 billion (US$2.5 billion)) in account value with minimum guaranteed rates ranging from 1.0 per cent to 3.0 per cent and a 2.53 per cent average guaranteed rate (2013: 1.0 per cent to 3.0 per cent and a 2.56 per cent average guarantee rate).

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

Immediate Annuities

In 2014, immediate annuities accounted for less than one per cent (2013: less than one per cent) of total new business premiums and one per cent (2013: one per cent) of Jackson’s policy and contract liabilities. Immediate annuities guarantee a series of payments beginning within a year of purchase and continuing over either a fixed period of years and/or the life of the contract holder. If the term is for the life of the contract holder, then Jackson’s primary risks are mortality and reinvestment. This product is generally used to provide a guaranteed amount of income for contract holders and is used both in planning for retirement and in retirement itself. The implicit interest rate on these products is based on the market conditions that exist at the time the policy is issued and is guaranteed for the term of the annuity.

Variable Annuities

The market share shift in the US annuity market has slowed down, and Jackson continues to hold the leading position in the industry while generating healthy margins. Variable annuity providers continue to modify their product offerings through reductions in fund availability and increased fees. Several insurers with challenging legacy blocks of variable annuity business continue to implement policy changes to help mitigate the risk of their back book of business, including fee increases on older benefits, changes to the availablitiy of investment options, subsequent premium restrictions on in-force contracts and buyback offers to their existing policyholders. Despite positive demographic trends, these activities have the potential to lead to overall contraction in the industry, and likely further market share adjustments, as customers and distributors seek insurers that offer consistency, stability and financial strength.

In 2014, variable annuities accounted for 90 per cent (2013: 85 per cent) of total new business premiums and 69 per cent (2013: 65 per cent) of Jackson’s policy and contract liabilities. Variable annuities are deferred annuities that have the same tax advantages and payout options as fixed interest rate and fixed index annuities. They are also used for asset accumulation in retirement planning and to provide income in retirement.

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

At 31 December 2014, Jackson had variable annuity funds in fixed accounts totalling £4.4 billion (US$6.8 billion) (2013: £4.2 billion (US$7.0 billion)) with minimum guaranteed rates ranging from 1.0 per cent to 3.0 per cent and a 1.81 per cent average guaranteed rate (2013: 1.0 per cent to 3.0 per cent and a 1.85 per cent average guarantee rate).

Jackson offers a choice of guaranteed benefit options within its variable annuity product portfolio, which customers can elect for additional fees. These include the guaranteed minimum death benefits (‘GMDB’), which guarantee that, upon death of the owner, the beneficiary receives a minimum value regardless of past market performance. These guaranteed death benefits might be expressed as the return of original premium, the highest past anniversary value of the contract, or as the original premium accumulated at a fixed rate of interest. In addition, there are three other types of guarantees: guaranteed minimum withdrawal benefits (‘GMWB’), guaranteed minimum accumulation benefits (‘GMAB’) and guaranteed minimum income benefits (‘GMIB’). GMWBs provide a guaranteed return of the principal invested by allowing for periodic withdrawals that are limited to a maximum percentage of the initial premium. One version of the GMWBs provides for a minimum annual withdrawal amount that is guaranteed for the contract holder’s life without annuitisation. GMABs generally provide a guarantee for a return of a certain amount of principal after a specified period. Jackson stopped offering the GMAB in 2011. GMIBs provide for a minimum level of benefits upon annuitisation regardless of the value of the investments underlying the contract at the time of annuitisation. Jackson no longer offers GMIBs, with existing coverage being substantially reinsured with an unaffiliated reinsurer.

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

Jackson launched Elite Access in March 2012. Elite Access is a variable annuity without guarantees, offering customers tax deferred growth and access to a wide range of alternative investments. In less than three years after its launch, Elite Access is the fourth best-selling variable annuity product in the US. As of third quarter 2014, Jackson offers three of the top ten best-selling variable annuity products in the industry.

Jackson’s Elite Access is a new style of variable annuity that enhances traditional investing through diverse investment options, access to portfolios previously unavailable to retail investors, and tax advantages which help customers seek opportunities and manage risk throughout the economic cycle.

Elite Access is a logical extension of Jackson’s variable annuity investment freedom philosophy, which provides customers with a large set of investment options and the ability to tailor the portfolio as they desire. Elite Access helps customers prepare for any market conditions by offering:

•	a wide array of traditional equity and fixed income investments that provide core market exposure;
•	additional diversification from alternative assets and strategies that help customers modernise their portfolio;
•	access to expertise previously available to only institutional and accredited investors, through ready-to-go Guidance Portfolio managed and crafted to meet specific investment objectives using a complement of investments and strategies;
•	tactical management strategies designed to provide asset allocation flexibility that adjust to all market cycles—positive or negative; and
•	tax-deferred investment growth and legacy planning options through all phases of the economic cycle.

The success of Elite Access has helped increase the diversification of Jackson’s product mix with a substantial portion of its 2014 variable annuities sales not featuring living benefit guarantees. As a percentage of total sales, variable annuities with living benefit guarantees were in-line with 2013, which was the their lowest since 2008.

Aggregate distribution of account values

The table below shows the distribution of account values for fixed annuities (fixed interest rate and fixed index) and variable annuities fixed options within the range of minimum guaranteed interest rates as described above as at 31 December 2014 and 2013:

	Account value £m
Minimum guaranteed interest rates - annuities	2014	2013
1.0%	3,927	3,012
> 1.0% - 2.0%	7,887	8,349
> 2.0% - 3.0%	9,365	8,867
> 3.0% - 4.0%	1,239	1,163
> 4.0% - 5.0%	1,567	1,460
> 5.0% - 5.5%	207	197
Total	24,192	23,048

Life Insurance

Background

Jackson’s life insurance products accounted for none (2013: less than one per cent) of the total new business premiums and 12 per cent (2013: 14 per cent) of Jackson’s policy and contract liabilities in 2014. Jackson discontinued new sales of life insurance products effective 1 August 2012. Life products include term life and interest sensitive life (universal life and variable universal life.) Term life provides protection for a defined period and a benefit that is payable to a designated beneficiary upon death of the insured. Universal life provides permanent individual life insurance for the life of the insured and includes a savings element. Variable universal life is a type of life insurance policy that combines death benefit protection with the ability for the contract holder account to be invested in separate account funds. Jackson’s life insurance book has delivered consistent profitability, driven primarily by positive mortality and persistency experience. For certain fixed universal life plans, additional provisions are held to reflect the existence of guarantees offered in the past that are no longer supported by earnings on the existing asset portfolio, or for situations where future mortality charges are not expected to be sufficient to provide for future mortality costs.

Aggregate distribution of account values

Excluding the REALIC business that is subject to the retrocession treaties, at 31 December 2014, Jackson had interest-sensitive life business in force with total account value of £5.9 billion (US$9.3 billion) (2013: £5.7 billion (US$9.5 billion)), with minimum guaranteed interest rates ranging from 2.5 per cent to 6.0 per cent with a 4.65 per cent average guaranteed rate (2013: 2.5 per cent to 6.0 per cent with a 4.65 per cent average guaranteed rate). The table below shows the distribution of the interest-sensitive life business’ account values within this range of minimum guaranteed interest rates as at 31 December 2014 and 2013:

	Account value £m
Minimum guaranteed interest rates	2014	2013
> 2.0% - 3.0%	195	182
> 3.0% - 4.0%	2,265	2,182
> 4.0% - 5.0%	1,971	1,908
> 5.0%	1,514	1,456
Total	5,945	5,728

Institutional Products

Institutional products consist of traditional guaranteed investment contracts (‘GICs’), funding agreements (including agreements issued in conjunction with Jackson’s participation in the US Federal Home Loan Bank of Indianapolis (‘FHLBI’) programme) and medium-term note funding agreements. In 2014, institutional products accounted for 4 per cent (2013: 6 per cent) of total new business premiums and 3 per cent (2013: 3 per cent) of Jackson’s policy and contract liabilities. In 2014 and 2013, Jackson participated in the institutional market on a limited and selective basis, taking advantage of high returns available at particular times during the year. The GICs are marketed by Jackson’s institutional products department to defined contribution pension and profit sharing retirement plans. Funding agreements are marketed to institutional investors, including corporate cash accounts and securities lending funds, as well as money market funds, and are issued to the FHLBI in connection with its programme. Jackson makes its profit on the spread between the yield on its investments and the interest rate credited to contract holders.

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

Typically, brokerage accounts and money market mutual funds are required to invest a portion of their funds in cash or cash equivalents to ensure sufficient liquidity to meet their customers’ requirements. The funding agreements permit termination by the contract holder on seven to 90 days notice, and thus qualify as cash equivalents for the clients’ purposes. In 2014 and 2013, there were no funding agreements terminable by the contract holder with less than 90 days notice.

Jackson is a member of the FHLBI. Membership allows Jackson access to advances from FHLBI that are collateralised by mortgage related assets in Jackson’s investment portfolio. These advances are in the form of funding agreements issued to FHLBI.

Medium Term Note Funding Agreements

Jackson has also established European and global medium-term note programmes. The notes offered may be denominated in any currency with a fixed or floating interest rate. Notes are issued to institutional investors by a special purpose vehicle and are secured by funding agreements issued by Jackson. Jackson’s medium-term note programme re-opened in 2013 with 2014 sales of £485 million (2013: £224 million).

Distribution and Marketing

Jackson distributes products in all 50 states of the United States and in the District of Columbia, although not all products are available in all states. Operations in the state of New York are conducted through a New York insurance subsidiary. Jackson markets its retail products primarily through advice based distribution channels, including independent agents, independent broker-dealer firms, regional broker-dealers, and wirehouses, banks and registered investment advisers. Up to August 2012, Jackson also marketed life insurance and fixed annuity products through its captive insurance agency. In conjunction with Jackson’s withdrawal from retail life insurance sales, the captive insurance agency was terminated in 2012.

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

Independent Agents and Broker Dealers

Jackson’s subsidiary, Jackson National Life Distributors, LLC (‘JNLD’), is the primary marketing and distribution organisation for Jackson’s annuities. The fixed annuity products are distributed through independent agents located throughout the United States. These approximately 17,000 appointed insurance agents or brokers at 31 December 2014, who also may represent other companies, are supported with marketing materials and multi-media presentations to help advisers choose the right solutions for their clients’ individual financial situations. JNLD generally deals directly with writing agents and brokers thereby eliminating intermediaries, such as general agents. This distribution channel has enabled Jackson to generate significant volumes of business on a low, variable cost basis.

JNLD’s wholesalers meet directly with independent broker dealers and financial planners and are supported by an extensive internal sales staff. At 31 December 2014, Jackson had active selling agreements with independent broker dealer organisations throughout the United States providing access to more than 66,800 appointed agents. Jackson provides training for its broker dealers and also provides them with product information and sales materials.

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

Jackson’s RBD team also provides support for the wirehouse channel, which produced £1.9 billion of premium in 2014.

Jackson’s RBD team supports more than 37,600 representatives in regional broker dealers and wirehouses.

Banks, Credit Unions and Other Financial Institutions

Jackson’s Institutional Marketing Group distributes annuity products through banks, credit unions and other financial institutions and through third party marketing organisations that serve these institutions. Jackson is a leading provider of annuities offered through banks and credit unions and at 31 December 2014 had access to more than 32,500 financial institution representatives through existing relationships with banks and credit unions. Jackson has established distribution relationships with medium sized regional banks, which it believes are unlikely to develop their own insurance product capability.

Independent Broker Dealers

Jackson’s retail distribution is managed by Prudential’s independent broker dealer network, NPH, which is described in more detail above. NPH had more than 3,500 registered representatives at the end of 2014.

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

Curian’s sales, not included in Jackson’s premiums and deposits, totalled £1,593 million and £1,747 million in 2014 and 2013, respectively.

Factors Affecting Pricing of Products and Asset Liability Management

Jackson prices products based on a variety of assumptions including, but not limited to, mortality, investment yields, expenses and contract holder behaviour. Pricing is influenced by Jackson’s objectives for return on capital and by competition. Although Jackson includes a profit margin in the price of its products, the variation between the assumptions and actual experience can result in the products being more or less profitable than originally assumed. This variation can be significant.

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

Jackson segregates its investment portfolio for certain investment management purposes, and as part of its overall investment strategy, into four portfolios: life and fixed annuities without market value adjustment, fixed annuities with market value adjustment, fixed index annuities and institutional liabilities. The portfolios backing life and fixed annuities with and without market value adjustments and the fixed index annuities have similar characteristics and differ primarily in duration. The portfolio backing the institutional liabilities has its own mix of investments that meet more limited duration tolerances. Consequently, the institutional portfolio is managed to permit less interest rate sensitivity and has limited exposure to mortgage backed securities. At 31 December 2014, three per cent of the institutional portfolio was invested in residential mortgage backed securities.

The fixed-rate products may incorporate surrender charges, market value adjustments, two-tiered interest rate structures or other limitations relating to when policies can be surrendered for cash, in order to encourage persistency. As of 31 December 2014, 62 per cent of Jackson’s fixed annuity reserves had surrender penalties or other withdrawal restrictions. Substantially all of the institutional portfolio had withdrawal restrictions or market value adjustment provisions.

Fixed index annuities issued by Jackson also include an equity component that is hedged using equity options and futures contracts issued on the corresponding exchange. The equity component of these annuities constitutes an embedded derivative under IAS 39 ‘Financial Instruments: Recognition and Measurement’ that is carried at fair value, as are other derivative instruments.

Guaranteed benefits issued by Jackson in connection with the sales of variable annuity contracts expose Jackson to equity risk as the benefits generally become payable when equity markets decline and contract values fall below the guaranteed amount. As discussed previously, the liability for certain of these benefits is carried at fair value under IAS 39 with changes in fair value recorded in income. Jackson manages the exposure of the tail risk associated with the equity exposure using equity options and futures contracts, which are also carried at fair value under IAS 39. Jackson seeks to manage the economic risk associated with these contracts and, therefore, has not explicitly hedged its fair value risk as determined for IAS 39. In addition, certain benefits have mortality risk and are therefore precluded from being carried at fair value. As a result of these factors, the income statement may include a timing mismatch related to changes in fair value. However, as demonstrated during the economic crisis, subsequent rebound and recent volatility in the equity markets, Jackson’s hedges have effectively operated as designed.

Reserves

Except for certain non-insurance deposit-type accounts and as allowed under IFRS, Jackson uses reserves established on a grandfathered US GAAP basis as the basis for consolidation into Prudential’s IFRS accounts.

For the fixed interest rate and variable annuity contracts and institutional products, the reserve is the contract holder’s account value. For the fixed index annuities, the reserve is based on two components, 1) the imputed value of the underlying guaranteed host contract and 2) the fair value of the embedded option component of the contract. For the immediate annuities, reserves are determined as the present value of future policy benefits. Mortality assumptions are based on the 1983 Individual Annuitant Mortality Table and the Annuity 2000 Mortality Table for newer issues. Interest rate assumptions currently range from three per cent to six and a three tenths per cent.

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

As a condition to the REALIC acquisition and after receipt of all required regulatory approvals, REALIC entered into three retrocession reinsurance agreements with Swiss Re. Pursuant to these reinsurance agreements, REALIC ceded to Swiss Re on a 100 per cent coinsurance basis, subject to pre-existing reinsurance, certain blocks of business written or assumed by REALIC. The effective date of the three retrocession agreements was 1 July 2012. In addition and pursuant to these reinsurance agreements, Jackson holds certain assets, primarily in the form of policy loans and fixed maturities, as collateral. This collateral is reported as a funds held liability. The three retrocession agreements are further collateralized (total collateral exceeds the reinsurance recoverable) by Swiss Re assets held in trust accounts.

At 31 December 2014, Jackson’s largest amount ceded to one reinsurer totalled £3.8 billion, which is primarily related to the retrocession reinsurance arrangements.

In force level premium term products are generally 90 per cent reinsured. Jackson discontinued new sales of life insurance products effective 1 August 2012.

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

UK Business

Introduction

As at 31 December 2014, Prudential’s UK business was structured into two business units, each focusing on its respective target customer markets. Prudential’s UK business units are Prudential UK & Europe (Prudential UK&E, being the insurance operations) and M&G (being the asset management business).

In 2014, Prudential’s UK business generated new business insurance premiums of £6,870 million and gross investment inflows of £38,017 million. At 31 December 2014, M&G had £264 billion of funds under management.

Prudential UK & Europe business overview

The UK life and pensions industry continues to undergo significant change. The announcement by the UK Chancellor in the 2014 Budget to remove compulsory annuitisation and introduce new pension freedoms from April

2015 has been described as a once in a 100-year change. We are supportive of this change and more generally of policy initiatives that will help encourage people to save in greater numbers, and more often, particularly in an environment where there is a significant savings gap. Simultaneously, we are witnessing a shift in how customers view retirement. The distinction between accumulating funds and then using them to provide an income in retirement is no longer clear-cut. We expect to see further opportunities created in the saving and investment market with demand for financial advice increasing and customers engaging more frequently with their providers.

These new developments represent major changes to the way business is conducted in a number of areas of the markets in which we operate in the UK, and impact not only insurance and investments providers, but also distributors and consumers.

The configuration of the UK market is unchanged, characterised by an ageing population with wealth concentrated in the 50+ age group and a younger generation of savers who are typically less well-funded. While the announcement of pensions freedoms in the 2014 Budget has significantly reduced restrictions on how these individuals will access their savings to help fund an income in retirement, the need to accumulate savings remains. We believe these new developments constitute a significant opportunity for companies with a good strong brand and a solid track record in the long-term savings market.

With a pedigree stretching back over more than 166 years the Prudential UK business has built the foundation of the Group’s iconic brand and its cash, capital and credit ratings performance. Our approach in the UK is driven by a focus on providing long-term value to our customers based on our longevity experience, multi-asset investment capabilities and our financial strength. In the UK the Prudential brand is long established, well-known and importantly it is well-trusted both in the intermediary financial adviser and the retail marketplaces. This trust and recognition positions us favourably to help customers save with confidence and understand how to secure a dependable retirement income, through our range of market leading with-profits and retirement income products.

In the UK we focus on those areas of the market where we are able to bring superior value to our customers and where we enjoy a competitive advantage, primarily in with-profits and retirement income provision.

We continue to focus on meeting customer needs:

•	products and retirement solutions to help customers take advantage of the new pension freedoms;
•	offering a range of ways to do business with us: through intermediaries; through our Prudential Financial Planning partners providing advice to customers in their homes; or by telephone and internet;
•	our market leading PruFund investment range with optional guarantees to suit customers’ attitude to risk; and
•	driving year-on-year improvement in service for both customers and intermediaries. Our on-going commitment to customer service improvement was recognised at the Financial Adviser Service Awards, where we retained our two 5-Star ratings in the Life & Pensions and Investment categories while also receiving the Outstanding Achievement Award for 2014.

Our new life company, Prudential Polska conducted its second year of business in 2014, growing ahead of plan. Headquartered in Warsaw, the business now has 15 branches across the country and 712 financial planning consultants.

We are also positive about the long-term opportunities in Africa, where we see many of the favourable structural characteristics of our Asian markets, although most sub-Saharan life insurance markets are in the very early stages of development and therefore are not likely to be material for many years. During 2014 we acquired Express Life in Ghana and Shield Assurance Company in Kenya, both of which have been renamed using the Prudential brand name.

In November 2014, we sold our 25 per cent equity stake in the PruHealth and PruProtect businesses to Discovery Group Europe Limited for £155 million in cash. This creates the future strategic flexibility to participate in the UK protection market.

Prudential UK & E will continue to focus on its core strengths of with-profits and retirement income while utilising its highly regarded brand franchise in order to help its consumers accumulate savings to help fund a dependable income in retirement.

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

We have a competitive advantage in with-profits and an investment franchise in the PruFund range which in 2014 celebrated its 10th anniversary. Demand remains strong for our products, offering downside protection against the volatility of the market, while still providing a steady return over the medium to long-term. In addition to our customers, our shareholders also continue to benefit from the steady performance of our with-profits based products and the cash they generate. The performance of our with-profits fund has allowed us to add an estimated £1.9 billion to with-profits policies in the year and policyholders will typically see year-on-year increases of between 5 per cent and 8 per cent in accumulating with-profits policy values over the past year.

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

The profits from almost all of the new non-participating business accrue solely to shareholders. Such business is written in the non-profit sub-fund within PAC’s long-term fund, or in various shareholder-owned direct or indirect subsidiaries. The most significant of these is Prudential Retirement Income Limited (PRIL), which writes conventional annuities including all new conventional annuities arising from vesting deferred annuity and personal pension policies in the with-profits sub-fund of PAC. There is also a substantial volume of in-force non-participating business in PAC’s with-profits sub-fund, part of which was originally written in that fund’s wholly owned subsidiary Prudential Annuities Limited (PAL). On 1 October 2014, the business of PAL transferred into PAC following a Part VII Transfer under the Financial Services and Markets Act 2000.

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

Prudential UK&E has a well-established individual annuity business, sourced from maturing pension policy customers. The significant reforms of the pensions industry announced by the UK Government, including removal of the requirement to purchase a pension annuity from April 2015, have resulted in an increasing proportion of customers deferring the decision to convert their pension savings into retirement income. Sales of individual annuities in 2014 were 49 per cent lower than in 2013, reflecting the market contraction since the UK Budget announcement, and we expect the annuities market to continue to be impacted by the new choices available to consumers after April 2015. The extent to which consumer behaviour will change and the degree of market dislocation are still unclear but could be significant.

The increased flexibility afforded by these reforms should ultimately help create an environment where more people are encouraged to save. The changes have also opened up opportunities for us to meet customer needs for alternative retirement solutions, including income drawdown. In December 2014, we launched a Flexible Drawdown product ahead of the introduction of the April 2015 pension reforms. This product will allow customers to access income drawdown without limits from April 2015, and is suited to customers who want more choice over how they use their retirement savings for income.

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

The former FSA’s review of the retail distribution marketplace called the Retail Distribution Review (‘RDR’) came into force on 31 December 2012. The changes implemented increased the clarity with which advisory firms describe their services and charges. They stipulate that the adviser must be paid by the customer. Providers are no longer permitted to pay commission on new sales of retail investment products. Comparable rules have been introduced for group pensions business. Sales of protection business and general insurance can still attract commission. The changes have also significantly increased the requirements for firms who seek to describe themselves as independent. More information on RDR is given in Item 4 Supervision and Regulation of Prudential – UK Supervision and Regulation.

This higher threshold to remain independent saw an increased trend towards advisory firms moving to restricted advice. Typically these models see adviser firms limiting their range to smaller number of products and providers. Prudential is well placed in such models with distribution agreements in place with a number of major advice firms.

Prudential UK&E has a diversified distribution model focusing on intermediaries, Prudential Financial Planning (our direct advice service) and individual customers via mail, email and telephone.

In 2012-2014, Prudential UK&E’s new business premiums by channels are as follows:

	Year Ended 31 December £m
	2014	2013	2012
Individual Annuities:
Direct & Partnerships	162	284	297
Intermediated	139	488	653
Internal Vesting *	764	1,305	1,456
Total Individual Annuities	1,065	2,077	2,406
Other Products:
Direct & Partnerships	713	673	642
Intermediated	3,382	2,315	2,922
Wholesale	1,710	275	408
Total Other Products	6,870	3,263	3,972
DWP Rebates	-	1	115
Total New Business Premiums	6,870	5,341	6,493
*	Internal vesting business is classified as new business where the contracts include an open market option.

Prudential’s 25 per cent share of PruProtect and PruHealth products are included to the date of the sale of our share on 14 November 2014.

Direct and Partnerships

Our direct distribution channels are primarily charged with increasing revenue from existing Prudential UK&E customers and retention of our existing customer base. Direct distribution channels include the telephone, mail and internet, and focus on annuities, investments, and protection and health products. Prudential UK&E’s direct advice service, Prudential Financial Planning (PFP), focuses primarily on the financial planning needs of our existing direct customer base. At the end of 2014, its third year of trading, adviser partner numbers had reached 210.

Partnerships are primarily arrangements with other insurers whereby we offer our annuity products to their vesting pension customers.

Intermediaries

Strong growth in sales through our intermediary channel reflected the strength of our PruFund proposition and our relationships with key intermediary firms. Increased sales of with-profits bonds, individual pensions and income drawdown outweighed the impact of the slow down in the annuities market. With-profits bond sales through intermediaries grew by 36 per cent, largely due to our PruFund bond proposition, where our track record of investment performance differentiates us from our competitors. The value of UK invested assets on platforms continues to increase, and we are seeking to develop new solutions to target this opportunity.

Wholesale

Our approach to bulk transactions in the UK will continue to be one of selective participation, where we can bring both significant value to our customers and meet our shareholder return requirements. Seven bulk annuity buy-in insurance agreements were signed in 2014 totalling £1,710 million of new business premiums. Through our longstanding presence in this segment of the life and pensions market, we have developed considerable longevity experience, operational scale and a solid investment track record, which together represent expertise and capabilities that are increasingly in demand.

Long-term Products

Prudential’s long-term products in the United Kingdom consist of life insurance, pension products and pensions annuities. The following table shows Prudential UK&E’s new business insurance and investment premiums by product line for the periods indicated. New business premiums include deposits for policies with limited or no life contingencies. Prudential UK&E also distributes life insurance products, primarily investment bonds, in other European countries and has started up a business in Poland which primarily sells with-profits savings and protection products. The volume of such business is relatively small and is included in the table below.

	Year Ended 31 December £m
	2014	2013	2012
Pension annuities	1,065	2,077	2,406
Corporate pensions	230	281	459
Onshore bonds	2,318	1,754	2,276
Other products	1,547	953	946
Wholesale	1,710	276	408
Total new business premiums	6,870	5,341	6,495

Of the total new business premiums of £6,870 million (2013: £5,341 million; 2012: £6,495 million), £6,681 million (2013: £5,129 million; 2012: £6,286million) were for single premiums and £189 million (2013: £212 million; 2012: £207 million) were for regular premiums.

Pension Annuities

Prudential UK&E offers individual conventional immediate annuities that are either fixed or retail price indexed (referred to as ‘RPI’), where annuity payments are guaranteed from the outset, or with-profits annuities, where annuity payments are variable dependent on the investment performance of underlying assets but with an income floor.

A total of £1,065 million of individual annuities were sold in 2014. Of this total, £764 million was sold through internal vesting, that is existing Prudential UK&E customers with maturing pension policies. The other £301 million were sold to new customers, typically individuals with a pension maturing with another provider who chose

Prudential UK&E to provide their annuity. Prudential UK&E’s immediate annuity products provide guaranteed income for a specified time, usually the life of the policyholder, in exchange for a lump sum capital payment. No surrender value is available under any of these products. The primary risks to Prudential UK&E from immediate annuity products are mortality improvements and credit risk.

Conventional Annuities

Prudential UK&E’s conventional annuities include level (non-increasing), fixed increase and RPI annuities. Prudential UK&E’s fixed increase annuities incorporate automatic increases in annuity payments by fixed amounts over the policyholder’s life. The RPI annuities provide for a regular annuity payment to which an additional amount is added periodically based on the increase in the UK Retail Prices Index. In 2014, sales of RPI annuities were £2,557 million (including £1,276 million of bulk annuities). In 2014, sales of level and fixed increase conventional annuities amounted to £1,614 million (including £434 million of bulk annuities).

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

Prudential is one of only a few companies in the United Kingdom which are active in the with-profits annuities market and has been operating in this market since 1991. In 2014, Prudential UK&E’s premiums for this business were £314 million. Prudential UK&E had new business market share of investment linked annuities of 80 per cent in the first nine months of 2014(10).

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

These products provide policyholders with a number of options at retirement. From age 55 onwards, policyholders may elect to use part or all of their maturity benefits to purchase a pension annuity, they may choose to draw-down funds without purchasing an annuity (currently subject to a number of rules and restrictions on the amount able to be drawn down each year which will be removed in 2015 -see “Prudential UK & Europe business overview” section above), they may delay taking any benefits, or take a combination of these options. They are also permitted to take a portion as a tax-free lump sum.

For products with drawdown features, the investment risk remains with the policyholder, payments are not guaranteed, and tend to cost more to administer. In the past, this has meant that the option to drawdown tended to apply mainly to more sophisticated policyholders and to larger retirement funds. While the rules governing access to pension savings are to be changed and consumers will have more choice and flexibility in how they access their retirement income, draw-downs from pension savings that are greater than the tax-free lump sum will be taxable at the individual’s marginal tax rate.

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

(10) Source: ABI

Corporate Pensions

There are two categories of corporate pension products: defined benefit and defined contribution. Prudential UK&E has an established defined benefit plan client base covering the small to medium-sized employer market. Prudential UK&E’s defined contribution client base ranges from small unlisted companies to some of the largest companies in the United Kingdom as well as a number of clients in the public sector (in particular where Prudential UK&E offers the Additional Voluntary Contribution (‘AVC’) facility). Additional Voluntary Contribution plans enable employees to make additional pension contributions, either regularly or as a lump sum, to supplement their occupational pension plans. Prudential UK&E administers corporate pensions for over 600,000 scheme members sponsored by some of the UK’s largest employers and has also built a very strong position in the provision of with-profits AVC arrangements. Prudential UK&E provides AVCs to 72 of the 99 Local Government Authorities in England & Wales.

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

From 2012, individuals who are not already in a pension scheme, who are over 21 and below retirement age and whose earnings are over a minimum amount have had to be automatically enrolled in a pension scheme by their employer, who will be required to make contributions. These requirements were applied first to larger employers and are being rolled out gradually to medium-sized and smaller employers.

From April 2015 corporate pension providers are required to implement a charge cap for default funds of 0.75 per cent of funds under management. Prudential is in the process of implementing this change, which affects a relatively small number of our schemes. We are also putting in place a new Independent Governance Committee.

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

PIP also gives financial advisers the opportunity to choose from different external fund management groups and the flexibility to make changes to portfolio and asset allocation over time. In 2014, sales of the unit-linked option within on-shore bond wrappers, including PIP were £179 million.

Prudential Dynamic Portfolios, launched in 2010, offer advisers a choice of portfolio options to match a client’s risk/reward profile as an alternative to building an individual portfolio.

Prudential UK&E offers a unitised and smoothed with-profits investment fund entitled PruFund, which is designed to provide increased transparency and smoothed investment returns to the customer with a choice of Cautious, Growth or risk-managed funds. PruFund also offers clients an optional guarantee on the initial investment in either the Cautious or Growth funds with a term from six to eight years depending on the client’s requirements. PruFund is available across Prudential UK&E’s range of tax wrappers including individual pensions, income drawdown and onshore and offshore bonds. In 2014, total new business premiums attributable to PruFund, including new business through PIP, was £1,865 million.

With-profits bonds aim to provide capital growth over the medium to long term, and access to a range of investment sectors without the costs and risks associated with direct investment into these sectors. Capital growth for the policyholder on with-profits bonds apart from PruFund is achieved by the addition of reversionary or annual bonuses, which are credited to the bond on a daily basis from investment returns achieved within PAC’s long-term with-profits fund, offset by charges and expenses incurred in the fund. A final bonus may also be added when the bond is surrendered. The PruFund return to policyholders is based on a published expected growth rate, updated quarterly, which aims to deliver more stable growth. In contrast the capital return on unit-linked bonds directly reflects the movement in the value of the assets underlying those funds. When funds invested in PAC’s long-term with-profits fund are either fully or partially withdrawn, PAC may apply a market value adjustment to the amount paid out.

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

In previous years Prudential UK&E provided individual personal pension products through the DWP Rebate arrangement. Under this arrangement, individuals could elect to contract out of the UK’s State Second Pension (‘S2P’) administered by the UK Department of Work and Pensions and could designate a pension provider, such as Prudential UK&E, to receive rebates. These rebates represented the amount that would otherwise have been paid into S2P. The option to contract out was removed from April 2012 and no further contributions will be received, although Prudential will continue to administer in-force policies.

Income Drawdown

Income drawdown products have historically provided a ‘bridge’ between pensions and annuities, allowing customers to access pension savings from age 55, subject to certain limits. These products help customers manage their pensions through the various stages of retirement, and also offer flexibility while providing potential for capital growth. Prior to the pension reforms announced in the 2014 UK Budget, the market had seen good growth, reflecting an increasingly sophisticated consumer population and the rising incidence of second careers and semi-retirement as a result of increasing longevity. In the interim period created by the Budget 2014 announcement before the introduction of pension reforms in April 2015, income drawdown has proved popular with customers seeking greater flexibility than offered by a traditional annuity product. In 2014, Prudential UK&E sold £352 million of income drawdown products.

In December 2014 we launched a new Flexible Drawdown product ahead of the introduction of the April 2015 pension reforms. This product will allow customers to access income drawdown without limits from April 2015, and is suited to customers who want more choice over how they use their retirement savings for income. Until April 2015, to be eligible for Flexible Drawdown, customers need to have a guaranteed secure income of at least £12,000 a year - which can come from a workplace pension, an annuity, a state pension, an overseas pension or a combination of these.

Offshore Bonds

Prudential UK&E’s offshore bond products are the Prudential International Investment Bond and the Prudential International Investment Portfolio offering clients access to a wide range of quoted UK investments. Prudential UK&E’s offshore bond sales grew by 42 per cent to £616 million in 2014.

Healthcare

PruHealth was launched in 2004 as a private medical insurance provider backed by Prudential and Discovery of South Africa. On 14 November 2014 Prudential sold its remaining 25 per cent share in PruHealth to Discovery and no further sales are included after that date.

Life Insurance Products

Prudential’s UK life insurance products are predominantly pure protection (term) products, and include the PruProtect product previously sold through an associate company. On 14 November 2014 Prudential sold its remaining 25 per cent share in PruProtect to Discovery and no further sales are included after that date. PAC continues to write PruProtect business under a “white labelling” agreement but has no economic interest in the business written.

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

Reinsurance

In view of the size and spread of PAC’s long-term insurance fund, there is little current usage of reinsurance to protect this business. Some limited reinsurance is maintained and treaties relating to annuities, critical illness, term insurance and certain unit-linked products are in place.

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

Financial strength of PAC’s with-profits fund

The PAC’s with-profits fund is supported by a large inherited estate, with the free assets of the with-profits fund valued at approximately £7.2 billion (as at 31 December 2014), on a regulatory realistic basis. This provides the working capital required to support the fund for the long-term benefit of current and future policyholders. The strength of the with-profits fund offers strong policyholder protection and assists in generating positive returns for both policyholders and shareholders.

The table below shows the change in the investment mix of PAC’s main with-profits fund:

	2014%	2013%	2012%
UK equities	19	19	17
International equities	24	17	17
Property	16	14	12
Fixed Interest	34	41	44
Cash and other asset classes	7	9	10
Total	100	100	100

The with-profits sub-fund earned a return of 8.3 per cent before tax in 2014 on investments covering policyholder liabilities. The with-profits sub-fund has delivered investment returns of 109.5 per cent over 10 years for policyholder asset shares in the fund, compared with the FTSE All-share index (total return) of 96.1 per cent over the same period (figures are to 31 December 2014, before tax and charges).

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

This basis makes companies’ financial health more transparent to policyholders, intermediaries and regulators alike, and enables more informed choices to be made by policyholders. The PAC long-term with-profits sub-fund is strong with the inherited estate (free assets) measured on a realistic basis, valued at approximately £7.2 billion at the end of 2014 before deduction for the risk capital margin.

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

In 2014, PAC declared a total surplus of £2,012 million (2013: £2,134 million) from PAC’s primary with-profits sub-fund, of which £1,812 million (2013: £1,922 million) was added to with-profits policies and £200 million (2013: £212 million) was distributed to shareholders. These amounts included annual bonus rates of 2.0 per cent for Prudence Bond and 2.0 per cent for personal pensions.

The closed Scottish Amicable Insurance Fund (‘SAIF’) declared total bonuses in 2014 of £362 million compared to £475 million in 2013. Shareholders have no interest in profits from the SAIF fund, although they are entitled to the investment management fees paid by this business. For greater detail on the SAIF fund, see ‘The SAIF sub-fund and accounts’ below.

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

Guaranteed Annuities

Prudential used to sell guaranteed annuity products in the United Kingdom and held a technical provision of £50 million as at 31 December 2014, within the main with-profits fund to honour guarantees on these products. PAC’s main exposure to guaranteed annuities in the United Kingdom is through SAIF and a provision of £549 million was held in SAIF as at 31 December 2014, to honour the guarantees. As SAIF is a separate sub-fund of PAC’s long-term business fund, wholly attributable to the policyholders of the fund, the movement in this provision has no impact on shareholders.

M&G

M&G is the UK and European fund manager of the Prudential Group with responsibility for investments on behalf of both internal and external clients.

Across its chosen markets, M&G serves the needs of both retail and institutional investors. Retail clients favour pooled funds such as open-ended investment companies (OEICs) which they buy directly from M&G or more typically through an intermediary such as an independent financial adviser or discretionary fund manager. Institutional clients require investment strategies that help them meet future outgoings, from a pension scheme making payments to retired employees to a sovereign wealth fund that finances schools, transport and other infrastructure developments. M&G’s ability to design and commercialise investment strategies for such clients is founded on the quality of its people and their acknowledged expertise in the world’s credit and real estate markets.

In the retail market M&G operates a range of UK domiciled funds which are now distributed across Europe and Asia. Today, clients outside the UK account for more than 45 per cent of M&G’s retail assets under management.

In the institutional market, M&G provides a range of strategies that help pension funds, sovereign wealth funds and other large investors wealth liabilities and active growth targets. Some of these strategies were developed originally for Prudential’s insurance funds.

Today M&G is an international asset manager with a physical presence in 17 countries and retail products which are distributed in 22 jurisdictions.

Through its proven ability to convert investment performance into significant fund flows, M&G is able to increase its exposure to markets and so maximise revenue from the long-term stock of funds under management.

The pillars of M&G’s business that support this approach are:

•	People - an environment that attracts, fosters and retains talented individuals
•	Performance - an investment-led business focused on the delivery of long-term returns through active investment management
•	Innovative investment ideas which meet client needs and a proven ability to convert these ideas into significant fund flows
•	Diversification by asset class, client type, fund and investment strategy and country

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

Since launching the UK’s first open-ended fund in 1931, we have brought a succession of new investment strategies to the retail and institutional markets. In combination with this tradition of innovative investment thinking, M&G has a proven ability to convert ideas into significant fund flows. It is these two qualities in combination that make M&G distinctive.

M&G has become a pioneer in fixed income investing over the last two decades with the backing of one of the most experienced and well-resourced teams in the UK. Since the launch of the group’s first retail corporate bond fund in 1994, the company has created a suite of fixed income products designed to suit the varying needs of investors.

Our latest offering, the M&G Global Floating Rate High Yield Bond Fund, was successfully launched in September 2014 and registered in the UK and across Continental Europe. We believe that this is the first time that retail investors have been given access to the high yield floating rate note market through a collective fund. For bond investors concerned about the risk of an increase in interest rates, this Fund offers a means not only to protect their savings but also to gain benefit from rising yields.

Diversification

M&G has pursued business diversification across:

(i)	Asset class: expertise across equities, fixed income, real estate and mixed-asset strategies;
(ii)	Client type: retail customers and institutional clients including pension funds, sovereign wealth funds, and Prudential’s own long-term insurance funds;
(iii)	Investment strategy: Over 60 pooled retail funds covering domestic, global and emerging market strategies, 13 of which have funds under management of over £1 billion. Institutional clients benefit from a wide-range of pooled and/or segregated fixed income, equity and real estate strategies;
(iv)	Country.

M&G’s investment expertise spans all the principal asset classes – equities, fixed income and real estate – so that we can always offer investment solutions to our clients as market conditions and investor sentiment change.

•	Equities: Our fund managers have the freedom to develop their own investment approaches. Their main strength lies in stock selection, focusing on fundamental company analysis. M&G’s size and standing enables our fund managers to develop an effective dialogue with the management teams of the companies in which they invest.

•	Fixed Income: M&G is one of Europe’s largest fixed income investors. Our fund managers benefit from one of the region’s largest and most experienced in-house credit research teams, whose knowledge covers the full range of fixed income investment, from the management of sovereign debt and public corporate bond portfolios, through to private debt such as leveraged finance, real estate finance, direct lending and infrastructure. In a global ranking of global private debt managers for 2014, M&G ranked fifth(11) and was the only European firm in the top 10(12).

(11)	Private debt investor figures based on amount of capital raised over the last 5 years for discrete private debt strategies.
(12)	Lipper FMI FundFile, 31 December 2014, based on Europe ex. UK and International region. M&G data sourced internally.

•	Real Estate: M&G Real Estate is a leading global property investor and manager covering all major real estate sectors including business space, retail and leisure, residential and alternatives sectors. We actively manage our assets, drawing on our long heritage of expertise and knowledge and our extensive network of contacts. This approach enables the business to identify and capitalise on attractive investment opportunities. We also have a track record for identifying and exploiting real estate development opportunities and for the successful delivery of projects. M&G concluded 2014 with circa £4 billion of global transactions. This included £3.2 billion of acquisitions with an average deal size of £50 million.

The following table shows funds managed by M&G at the dates indicated.

	At 31 December £bn
	2014	2013	2012
Retail fund management	74	67	55
Institutional fund management	63	59	57
Internal fund management	127	118	116
Total	264	244	228

Group Risk Framework

Risk and Capital Management

Introduction

We generate shareholder value by selectively taking exposure to risks that are adequately rewarded and that can be appropriately quantified and managed. We retain material risks only where consistent with our risk appetite and risk-taking philosophy, that is: (i) they contribute to value creation; (ii) adverse outcomes can be withstood; and (iii) we have the capabilities, expertise, processes and controls to manage them. The Group aims to help customers achieve their long term financial goals by providing and promoting a range of products and services that meet customer needs, are easy to understand and that deliver real value.

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

Primary responsibility for strategy, performance management and risk control lies with the Board, which has established the Group Risk Committee to assist in providing leadership, direction and oversight in respect of the Group’s significant risks, and with the Group Chief Executive and the Chief Executives of each of the Group’s business units. Some of the key responsibilities of the Group Risk Committee include the responsibility for recommending the Own Risk and Solvency Assessment and other regulatory submissions to the Board, keeping the three lines of defence’ framework under review and monitoring the effectiveness of the Group Chief Risk Officer.

Risk taking and the management thereof forms the first line of defence and is facilitated through both the Group Executive Committee and the Balance Sheet and Capital Management Committee.

Risk control and oversight constitutes the second line of defence, and is achieved through the operation of the Group Executive Risk Committee and its sub-committees which monitor and keep risk exposures under regular review. These committees are supported by the Group Chief Risk Officer, with functional oversight provided by Group Risk, Group Compliance and Group Security.

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

Principles and objective

(Unaudited)

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

Risk objectives

In keeping with this philosophy, the Group has five objectives for risk and capital management which are as follows:

• Framework Design, implement and maintain a capital management and risk oversight framework, which is consistent with the Group’s risk appetite and philosophy towards risk taking	• Monitoring Establish a ‘no surprises’ risk management culture by identifying the risk landscape, assessing and monitoring risk exposures and understanding change drivers	• Control Implement suitable risk mitigation strategies and remedial actions where exposures are deemed inappropriate, and to manage the response to potentially extreme events	• Communication Effectively communicate the Group’s risk, capital and profitability position to both internal and external stakeholders	• Culture Foster a risk management culture, providing quality assurance and facilitating the sharing of best practice

RISK MANAGEMENT – THE FIRST LINE OF DEFENCE
Risk-taking and the management thereof forms the first line of defence and is facilitated through both the Group Executive Committee and the Balance Sheet and Capital Management Committee.
Group Executive Committee (GEC)	Balance Sheet and Capital Management Committee (BSCMC)

Purpose:

Supports the Group Chief Executive in the executive management of the Group and is comprised of the Chief Executives of each of the Group’s major business units, as well as a number of functional specialists.

Purpose:

Supports the Chief Financial Officer in the management of the Group’s balance sheet, as well as providing oversight to the activities of Prudential Capital, which undertakes the treasury function for the Group. The BSCMC is comprised of a number of functional specialists.

Meets: Usually fortnightly	Meets: Monthly

RISK OVERSIGHT – THE SECOND LINE OF DEFENCE

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
Reports to: Group Chief Executive
Meets: Monthly

Technical Actuarial Committee (TAC)	Group Credit Risk Committee (GCRC)	Group Operational Risk Committee (GORC)	Solvency II Technical Oversight Committee (STOC)
Purpose: Sets the methodology for valuing Prudential’s assets, liabilities and capital requirements under Solvency II and the Group’s internal economic capital basis.	Purpose: Reviews the Group’s investment and counterparty credit risk positions	Purpose: Overseas the Group’s operational risk exposures.	Purpose: Provides ongoing technical oversight and advice to the Board and executive in respect of their duties with regard to the Group’s Internal Model.
Reports to: GERC	Reports to: GERC	Reports to: GERC	Reports to: GERC
Meets: Usually monthly and more often as required	Meets: Monthly	Meets: Quarterly	Meets: Usually 10 times annually

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

INDEPENDENT ASSURANCE – THE THIRD LINE OF DEFENCE
Group-wide Internal Audit (GwIA)

The third line of defence comprises the Group-wide Internal Audit function, which provides independent and objective assurance to the Board, its Audit and Risk Committees and the Group Executive Committee, to help protect the assets, sustainability and reputation of the Group.

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

We define and monitor aggregate risk limits based on financial and non-financial stresses for our earnings volatility, liquidity and capital requirements as follows:

Earnings volatility: the objectives of the limits are to ensure that:

a.	the volatility of earnings is consistent with the expectations of stakeholders;
b.	the Group has adequate earnings (and cashflows) to service debt, expected dividends and to withstand unexpected shocks; and
c.	earnings (and cashflows) are managed properly across geographies and are consistent with funding strategies.

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

We also define risk appetite statements and measures (i.e. limits, triggers, indicators) for the major constituents of each risk type as categorised and defined in the Group Risk Framework, where appropriate. These appetite statements and measures cover the most significant exposures to the Group, particularly those that could impact our aggregate risk limits. The Group Risk Framework risk categorisation is shown in the table below.

Category	Risk type	Definition
Financial risks	Market risk	The risk of loss for the Group’s business, or of adverse change in the financial situation, resulting, directly or indirectly, from fluctuations in the level or volatility of market prices of assets and liabilities.
	Credit risk	The risk of loss for the Group’s business or of adverse change in the financial position, resulting from fluctuations in the credit standing of issuers of securities, counterparties and any debtors in the form of default or other significant credit event (e.g. downgrade or spread widening).
	Insurance risk	The risk of loss for the Group’s business or of adverse change in the value of insurance liabilities, resulting from changes in the level, trend, or volatility of a number of insurance risk drivers. This includes adverse mortality, longevity, morbidity, persistency and expense experience.
	Liquidity risk	The risk of the Group being unable to generate sufficient cash resources or to meet financial obligations as they fall due in business as usual and stress scenarios.
Non-financial risks	Operational risk	The risk of loss arising from inadequate or failed internal processes, or from personnel and systems, or from external events other than those covered by business environment risk.
	Business environment risk	Exposure to forces in the external environment that could significantly change the fundamentals that drive the business’s overall strategy.
	Strategic risk	Ineffective, inefficient or inadequate senior management processes for the development and implementation of business strategy in relation to the business environment and the Group’s capabilities.

Our risk appetite framework forms an integral part of our annual business planning cycle. The Group Risk Committee is responsible for reviewing the risks inherent in the Group’s business plan and for providing the Board with input on the risk/reward trade-offs implicit therein. This review is supported by the Group Risk function, which uses submissions by business units to calculate the Group’s aggregated position (allowing for diversification effects between business units) relative to the aggregate risk limits.

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

Risk reporting

(Unaudited)

An annual ‘top-down’ identification of our top risks assesses the risks that have the greatest potential to impact the Group’s operating results and financial condition. The management information received by the Group Risk Committees and the Board is tailored around these risks, and it also covers on-going developments in other key and emerging risks. A discussion of the key risks, including how they affect our operations and how they are managed, follows below.

Key risks

Market risk

(i) Investment risk

    (Audited)

In Prudential UK investment risk arising on the assets in the with-profits fund impacts the shareholders’ interest in future transfers and is driven predominantly by equities in the fund as well as by other investments such as property and bonds. The value of the future transfers is partially protected against equity falls by hedging conducted outside of the fund. The fund’s large inherited estate – estimated at £7.2 billion as at 31 December 2014 (1 January 2014: £6.8 billion, after the domestication of Hong Kong business) – can absorb market fluctuations and protect the fund’s solvency. The inherited estate is partially protected against falls in equity markets through an active hedging policy within the fund.

In Asia, our shareholder exposure to equities relates to revenue from unit-linked products and to the effect of falling equity markets on its with-profits businesses.

In Jackson, investment risk arises in relation to the assets backing the policies. In the case of the ‘spread business’, including fixed annuities, these assets are generally bonds. For the variable annuity business, these assets include equities as well as other assets such as bonds. In this case the impact on the shareholder comes from value of future mortality and expense fees, and additionally from guarantees embedded in variable annuity products. Shareholders’ exposure to these guarantees is mitigated through a hedging programme, as well as reinsurance. Further measures have been undertaken including re-pricing initiatives and the introduction of variable annuities without guarantees. Furthermore, it is our philosophy not to compete on price; rather, we seek to sell at a price sufficient to fund the cost incurred to hedge or reinsure the risks and to achieve an acceptable return.

The Jackson IFRS shareholders’ equity and US statutory capital are sensitive to the effects of policyholder behaviour on the valuation of GMWB guarantees. Jackson hedges the guarantees on its variable annuity book on an economic basis and, thus, accepts variability in its accounting results in the short term in order to achieve the appropriate economic result. In particular, under Prudential’s Group IFRS reporting, the measurement of the Jackson variable annuity guarantees is typically less sensitive to market movements than the corresponding hedging derivatives, which are held at market value. However, depending on the level of hedging conducted regarding a particular risk type, certain market movements can drive volatility in the economic result which may be either more or less significant under IFRS reporting.

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

Interest rate risk arises in our UK business from the need to match cashflows for annuity payments with those from investments; movements in interest rates may have an impact on profits where durations are not perfectly matched. As a result, we aim to match the duration of assets and liabilities as closely as possible and the position is monitored regularly. The with-profits business is exposed to interest rate risk as a result of underlying guarantees. Such risk is largely borne by the with-profits fund but shareholder support may be required in extremis.

In Asia, exposure to interest rate risk arises from the guarantees of some non-unit-linked investment products. This exposure arises because it may not be possible to hold assets which will provide cashflows to match exactly those relating to policyholder liabilities. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated.

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

(i) Debt and loan portfolio

(Audited)

Our UK business is primarily exposed to credit risk in the shareholder-backed portfolio, where fixed income assets represent 37 per cent or £31.7 billion of our exposure. Credit risk arising from £46.6 billion of fixed income assets is largely borne by the with-profits fund, although shareholder support may be required should the with-profits fund become unable to meet its liabilities.

The debt portfolio of our Asia business totalled £23.6 billion at 31 December 2014. Of this, approximately 67 per cent was in unit-linked and with-profits funds with minimal shareholder risk. The remaining 33 per cent is shareholder exposure.

Credit risk arises in the general account of our US business, where £33.0 billion of fixed income assets back shareholder liabilities including those arising from fixed annuities, fixed index annuities and life insurance. Included in the portfolio are £2.3 billion of commercial mortgage-backed securities and £1.6 billion of residential mortgage-backed securities, of which £0.8 billion (52 per cent) are issued by US government sponsored agencies.

The shareholder-owned debt and loan portfolio of the Group’s asset management operations of £2.3 billion as at 31 December 2014 is principally related to Prudential Capital operations. Prudential Capital generates revenue by providing bridging finance, managing investments and operating a securities lending and cash management business for the Prudential Group and our clients.

The Group’s credit exposure to the Oil and Gas sector represents circa 5 per cent or £3.4 billion of the shareholder portfolio. Some counterparties may experience stress from ongoing low oil prices but this is not currently expected to have a material adverse impact on the Group’s exposure. The Oil and Gas sector is subject to ongoing monitoring and regular management information reporting to the Group’s risk committees.

Further details of the composition and quality of our debt portfolio, and exposure to loans, can be found in the IFRS financial statements.

(ii) Group sovereign debt and bank debt exposure

(Audited)

Sovereign debt(13) represented 15 per cent or £11.0 billion of the debt portfolio backing shareholder business at 31 December 2014 (31 December 2013: 15 per cent or £10.2 billion). 43 per cent of this was rated AAA and 95 per cent investment grade (31 December 2013: 44 per cent AAA, 92 per cent investment grade). At 31 December 2014, the Group’s shareholder-backed business’s holding in Eurozone sovereign debt(13) was £476 million. 82 per cent of this was AAA rated (31 December 2013: 84 per cent AAA rated). Shareholder exposure to the Eurozone sovereigns of Italy and Spain is £63 million (31 December 2013: £54 million). We do not have any sovereign debt exposure to Greece, Cyprus, Portugal or Ireland.

Our bank exposure is a function of our core investment business, as well as of the hedging and other activities undertaken to manage our various financial risks. Given the importance of our relationship with our banks, exposure to the banking sector is a key focus of management information provided to the Group’s risk committees and the Board.

The exposures held by the shareholder-backed business and with-profits funds in sovereign debt and bank debt securities at 31 December 2014 are given in Note C3.3(f) to the consolidated financial statements in Item 18.

(iii) Counterparty credit risk

(Audited)

We enter into a variety of exchange traded and over-the-counter derivative financial instruments, including futures, options, forward currency contracts and swaps such as interest rate swaps, inflation swaps, cross-currency swaps, swaptions and credit default swaps.

All over-the-counter derivative transactions, with the exception of some Asia transactions, are conducted under standardised International Swaps and Derivatives Association Inc master agreements and we have collateral agreements between the individual Group entities and relevant counterparties in place under each of these master agreements.

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

We continue to conduct research into longevity risk using both industry data and experience from our substantial annuity portfolio. The assumptions that we make about future rates of mortality improvement within our UK annuity portfolio are key to our pricing and reserving. Recent changes to UK legislation, removing an individual’s requirement to convert a pension fund into an annuity, are also demanding particular scrutiny. We continue to seek

(13) Excludes Group’s proportionate share in Joint Ventures and unit-linked assets and holdings of consolidated unit trusts and similar funds.

opportunities to transfer longevity risk to reinsurers or to the capital markets and have transacted when terms are sufficiently attractive and aligned with our risk management framework.

Morbidity risk is mitigated by appropriate underwriting and use of reinsurance. Our morbidity assumptions reflect our recent experience and expectation of future trends for each relevant line of business. In Asia, a key assumption is the rate of medical inflation, typically in excess of general price inflation.

Our persistency assumptions reflect recent experience for each relevant line of business, and any expectations of future persistency. Persistency risk is mitigated by appropriate training and sales processes and managed locally post-sale through regular experience monitoring and the identification of common characteristics of poor persistency business. Where appropriate, allowance is also made for the relationship – either assumed or historically observed – between persistency and investment returns, and for the resulting additional risk.

Liquidity risk

(Audited)

Our parent company has significant internal sources of liquidity which are sufficient to meet all of its expected requirements for the foreseeable future without having to make use of external funding. In aggregate the Group currently has £2.6 billion of undrawn committed facilities, expiring in 2018 and 2019. In addition, the Group has access to liquidity via the debt capital markets. We also have in place an unlimited commercial paper programme and have maintained a consistent presence as an issuer in this market for the last decade. Liquidity uses and sources have been assessed at the Group and at a business unit level under base case and stressed assumptions. The liquidity resources available and the subsequent Liquidity Coverage Ratio are regularly monitored and we have assessed these to be sufficient.

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

Our IT, compliance and other operational systems and processes incorporate controls that are designed to manage and mitigate the operational risks associated with our activities. Although we have not identified a material failure or breach in relation to our legacy and other IT systems and processes to date, we have been, and likely will continue to be, subject to computer viruses, attempts at unauthorised access and cyber security attacks.

We have an operational risk management framework in place that facilitates both the qualitative and quantitative analysis of operational risk exposures. The output of this framework, in particular management information on key operational risk and control assessments, scenario analysis, internal incidents and external incidents, is reported by the business units and presented to the Group Operational Risk Committee. This information also supports business decision-making and lessons-learned activities, the on-going improvement of the control environment, and determination of the adequacy of our corporate insurance programme.

Global regulatory risk

(Unaudited)

Global regulatory risk is considered a key risk.

The EU has developed a new prudential regulatory framework for insurance companies, referred to as Solvency II. The Solvency II Directive, which sets out the new framework, was formally approved by the Economic and Financial Affairs Council in November 2009 although its implementation was delayed pending agreement on a directive known as Omnibus II which, having been adopted by the Council of the European Union in April 2014, amended certain aspects of the Solvency II Directive. The new approach is based on the concept of three pillars – minimum capital requirements, supervisory review of firms’ assessments of risk, and enhanced disclosure requirements.

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

A key aspect of Solvency II is that the assessment of risks and capital requirements are intended to be aligned more closely with economic capital methodologies and may allow us to make use of our internal capital models if approved by the Prudential Regulation Authority.

Following adoption of the Omnibus II Directive, Solvency II will be implemented on 1 January 2016, although the European Commission and the European Insurance and Occupational Pensions Authority (EIOPA) are continuing to develop the detailed rules and guidelines that will supplement the high-level rules and principles of the Solvency II and Omnibus II Directives, which are not currently expected to be finalised until mid-late 2015.

There is significant uncertainty regarding the final outcome from this process. In particular, certain detailed aspects of the Solvency II rules relating to the determination of the liability discount rate for UK annuity business remain to be clarified and our capital position is sensitive to these outcomes. Further, the effective application of a number of key measures incorporated in the Omnibus II Directive, including the provisions for third-country equivalence and whether restrictions are placed on the economic value of overseas surplus, are subject to supervisory judgement and approval. There is a risk that the effect of the measures finally adopted could be adverse for us, including potentially a significant increase in the capital required to support our business and that we may be placed at a competitive disadvantage to other European and non-European financial services groups. We are actively participating in shaping the outcome through our involvement in industry bodies and trade associations, including the Pan-European Insurance Forum, Chief Risk Officer Forum and Chief Financial Officer Forum, together with the Association of British Insurers and Insurance Europe.

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

Over the coming months we will remain in regular contact with the Prudential Regulation Authority as we continue to engage in the approval process for the internal model. In addition, we are engaged in the Prudential Regulation Authority’s ‘Individual Capital Adequacy Standards Plus (ICAS+)’ regime, which is enabling our UK insurance entities to leverage the developments made in relation to the Solvency II internal model for the purpose of meeting the existing ICAS+ regime.

Currently there are also a number of other global regulatory developments which could impact the way in which we are supervised in our many jurisdictions. These include the Dodd-Frank Act in the US, the work of the Financial Stability Board on Global Systemically Important Insurers and the Common Framework for the Supervision of Internationally Active Insurance Groups (ComFrame) being developed by the International Association of Insurance Supervisors.

The Dodd-Frank Act represents a comprehensive overhaul of the financial services industry within the United States that, among other reforms to financial services entities, products and markets, may subject financial institutions designated as systemically important to heightened prudential and other requirements intended to prevent or mitigate the impact of future disruptions in the US financial system. The full impact of the Dodd-Frank Act on our businesses is not currently clear, as many of its provisions have a delayed effectiveness and/or require rulemaking or other actions by various US regulators over the coming years.

In July 2013 the Financial Stability Board announced the initial list of nine insurance groups that have been designated as Global Systemically Important Insurers. Following another assessment in 2014, the Financial Stability Board confirmed the same nine insurance groups as Global Systemically Important Insurers on

6 November 2014. This list included Prudential as well as a number of its competitors. Designation as a Global Systemically Important Insurer has led to additional policy measures being applied to the designated group. Based on the policy framework released by the IAIS and subsequent guidance papers these additional policy measures include enhanced group-wide supervision, effective resolution measures of the group in the event of failure, loss absorption, and higher loss absorption capacity. This enhanced supervision commenced immediately and included the annual submission of a Systemic Risk Management Plan (SRMP), a group Recovery Plan (RCP) and Liquidity Risk Management Plan (LRMP). Prudential is monitoring the development and potential impact of the framework of policy measures and is continuing to engage with the Prudential Regulation Authority on the implications of the policy measures and Prudential’s designation as a G-SII. The G-SII regime also introduces two types of capital requirements; the first, a Basic Capital Requirement (BCR), designed to act as a minimum group capital requirement and the second, a Higher Loss Absorption (HLA) requirement that should reflect the drivers of the assessment of G-SII designation. A consultation paper on BCR was released in July 2014 and the Group participated in field testing ahead of the BCR being agreed with the FSB and G20 in 2014. The IAIS has published a list of principles on HLA and a more detailed consultation paper is expected in June 2015 ahead of the IAIS finalizing HLA by the end of 2015. Implementation of the regime is likely to be phased in over a number of years with the BCR being introduced in 2015 on a confidential reporting basis to group-wide supervisors. The HLA requirement is expected to apply from January 2019 to the insurance groups identified as G-SIIs in November 2017.

ComFrame is also being developed by the IAIS to provide common global requirements for the supervision of insurance groups. The framework is designed to outline a set of common global principles and standards for group supervision and may increase the focus of regulators in some jurisdictions. One of the framework’s key components is an Insurance Capital Standard (ICS) which would be expected to form the group solvency capital standard under ComFrame. In December 2014, the IAIS issued a comprehensive consultation paper on ICS and a quantitative field test is planned during 2015, which will be followed by another consultation in December 2015. Further field testing exercises are planned until 2018 to assess the impact of the quantitative and qualitative requirements proposed under ComFrame. ComFrame is expected to be implemented in 2019.

Risk factors

(Unaudited)

Our disclosures covering risk factors can be found in Item 3, ‘Key Information – Risk Factors’.

Risk mitigation and hedging

(Unaudited)

We manage our actual risk profile against our tolerance of risk. To do this, we maintain risk registers that include details of the risks we have identified and of the controls and mitigating actions we employ in managing them. Any mitigation strategies involving large transactions, such as a material derivative transaction involving shareholder business, are subject to review at Group level before implementation.

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

Regulatory capital (IGD)

(Audited)

Prudential is subject to the capital adequacy requirements of the European Union Insurance Groups Directive (IGD) as implemented by the Prudential Regulation Authority in the UK. The IGD capital surplus represents the aggregated surplus capital (on a Prudential Regulation Authority consistent basis) of the Group’s regulated subsidiaries less the Group’s borrowings. No diversification benefit is recognised. We estimate that our IGD capital surplus is £4.7 billion at 31 December 2014 (before taking into account 2014 final dividend), with available capital covering our capital requirements 2.4 times. This compares to a capital surplus of £5.1 billion at the end of 2013 (before taking into account the 2013 final dividend).

The movements in 2014 mainly comprise:

•	Net capital generation (inclusive of market and foreign exchange movements) mainly through operating earnings (in-force releases less investment in new business, net of tax) of £2.5 billion.

Offset by:

•	The cost of new intangibles acquired in the year including renewal of the bancassurance partnership agreement with Standard Chartered Bank of £0.8 billion;
•	£0.4 billion of subordinated debt repayment;
•	£0.2 billion due to reduction in the shareholders’ interest in future transfers from the UK’s with-profits fund asset allowance (as discussed below) and other smaller one-off items;
•	Final 2013 dividend of £0.6 billion and interim 2014 dividend of £0.3 billion; and
•	External financing costs and other central costs, net of tax, of £0.6 billion

IGD surplus represents the accumulation of surpluses across all of our operations based on local regulatory minimum capital requirements with some adjustments, pursuant to the requirements of Solvency I. The calculation does not fully adjust capital requirements for risk nor does it capture the true economic value of assets.

There is broad agreement that ultimately it would be beneficial to replace the IGD regime with a regime that is appropriately risk-based.

(Unaudited)

We continue to have further options available to manage available and required capital. These could take the form of increasing available capital (for example, through financial reinsurance) or reducing required capital (for example, through the mix and level of new business) and the use of other risk mitigation measures such as hedging and reinsurance. A number of such options were utilised through the last financial crisis in 2008 and 2009 to enhance the Group’s IGD surplus. One such arrangement allowed the Group to recognise a proportion of the shareholders’ interest in future transfers (SHIFT) from the UK’s with-profits business and this remained in place, contributing £0.2 billion to the IGD at 31 December 2013. As per guidance received from the PRA in January 2013, credit taken for the SHIFT asset was reduced to zero in January 2014.

Stress testing

(Unaudited)

As at 31 December 2014, stress testing of our IGD capital position to various events has the following results:

•	An instantaneous 20 per cent fall in equity markets from 31 December 2014 levels would have no impact on the IGD surplus;
•	A 40 per cent fall in equity markets (comprising an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four-week period) would reduce the IGD surplus by £950 million;
•	A 100 basis points reduction (subject to a floor of zero) in interest rates would reduce the IGD surplus by £450 million; and
•	Credit defaults of 10 times the expected level would reduce IGD surplus by £700 million.

The impact of the 100 basis points reduction in interest rates is exacerbated by the current regulatory permitted practice used by Jackson, which values all interest rate swaps at book value rather than fair value for regulatory purposes. At 31 December 2014, removing the permitted practice would have increased reported IGD surplus to £5.1 billion. As at 31 December 2014, it is estimated that a 100 basis point reduction in interest rates (subject to a floor of zero) would have resulted in an IGD surplus of £4.9 billion, excluding the permitted practice.

Prudential believes that the results of these stress tests, together with the Group’s strong underlying earnings capacity, our established hedging programmes and our additional areas of financial flexibility, demonstrate that we are in a position to withstand significant deterioration in market conditions.

Other Capital Metrics

(Unaudited)

We use an internal economic capital assessment calibrated on a multi-term basis to monitor our capital requirements across the Group. This approach considers, by risk drivers, the timeframe over which each risk can threaten the ability of the Group to meet claims as they fall due, allowing for realistic diversification benefits. This assessment provides valuable insights into our risk profile and for continuing to maintain a strong capital position.

All of our subsidiaries continue to hold strong capital positions on a local regulatory basis. Jackson’s Risk-Based Capital ratio level as of 31 December 2014 was 456 per cent after remitting £415 million to the Group in 2014 while supporting its balance sheet growth and maintaining adequate capital. The value of the estate of our UK With-Profits fund as at 31 December 2014 is estimated at £7.2 billion after the effect of completing the domestication of the Hong Kong branch business of the PAC With-Profits fund which was effective on 1 January 2014 (1 January 2014: £6.8 billion, after the effect of the transfer). The value of the shareholders’ interest in future transfers from the with-profits funds in the UK is estimated at £2.2 billion (1 January 2014: £2.3 billion, after the effect of the transfer).

Furthermore, on a statutory (Pillar 1) basis the total credit default reserve for the UK shareholder annuity funds also contributes to protecting our capital position in excess of the IGD surplus. Notwithstanding the absence of defaults in the year, at 31 December 2014 we maintained sizeable credit default reserves at £2.2 billion (31 December 2013: £1.9 billion), representing 41 per cent of the portfolio spread over swaps, compared with 47 per cent at 31 December 2013.

Economic capital position (based on our Solvency II internal model)

(Unaudited)

Following ratification of the Solvency II Omnibus II Directive on 16 April 2014, Solvency II is scheduled to come into force on 1 January 2016. Our economic capital results are based on outputs from our Solvency II internal model. Although the Solvency II and Omnibus II Directives, together with the Level 2 ‘Delegated Act’ published on 17 January 2015, provide a framework for the calculation of Solvency II results, there remain material areas of policy uncertainty and in many areas the Group’s methodology and assumptions are subject to review and approval by the PRA, the Group’s lead regulator. We remain on track to submit our Solvency II internal model to the PRA for approval in 2015 but given the degree of uncertainty remaining the economic capital position disclosed below should not be interpreted as output from an approved internal model.

At 31 December 2014 the Group had economic capital surplus(14) of £9.7 billion (2013: £11.3 billion) and an economic capital ratio of 218 per cent (2013: 257 per cent) before taking into account the 2014 final dividend.

During 2014, the Group economic capital surplus reduced from £11.3 billion to £9.7 billion. The total movement in the Group economic capital surplus over the year was driven by:

•	Operating experience positive £1.8 billion: generated by in-force business, new business written in 2014, the impact of non-market assumption changes and non-market experience variances over the year;
•	Non-operating experience negative £0.9 billion: mainly arising from negative market experience during 2014, principally driven by the reduction in long-term interest rates in the UK;
•	Other capital movements negative £2.2 billion: representing a reduction in surplus from the repayment of subordinated debt (negative £0.4 billion), renewal of the bancassurance partnership agreement with Standard Chartered Bank (negative £0.8 billion), the negative capital effect of the domestication of the Hong Kong branch (negative £0.3 billion), the sale of the PruHealth and PruProtect businesses (positive £0.1 billion), foreign currency translation effects (positive £0.1 billion) and dividend payments in 2014 (negative £0.9 billion); and
•	Model changes negative £0.3 billion: a negative impact to Group surplus, for the estimated impact of evolving the liability discount rate for UK shareholder-backed annuity business from one based on a liquidity premium to one based on the matching adjustment, and other internal model refinements.

The economic capital results are based on outputs from our Solvency II internal model with a number of key working assumptions. Further explanation of the underlying methodology and assumptions are set out in note II of Additional unaudited financial information. Certain aspects of the methodology and assumptions underpinning these results will differ from those which are applied in obtaining final internal model approval. The eventual Solvency II Pillar I ratio, therefore, remains uncertain and is expected to be lower than our economic capital ratio.

(14)	The methodology and assumptions used in calculating the economic capital result are set out in the Development of Economic Capital section within “Other results based information”.

Stress testing

(Unaudited)

At 31 December 2014, stress testing the economic capital position gives the following results and demonstrates the Group’s ability to withstand significant deteriorations in market conditions:

•	An instantaneous 20 per cent fall in equity markets would reduce surplus by £0.6 billion and reduce the economic solvency ratio to 214 per cent;
•	An instantaneous 40 per cent fall in equity markets would reduce surplus by £2.2 billion and reduce the economic solvency ratio to 195 per cent;

•	A 50 basis points reduction in interest rates (subject to a floor of zero) would reduce surplus by £1.4 billion and reduce the economic solvency ratio to 195 per cent;
•	A 100 basis points increase in interest rates would increase surplus by £1.8 billion and increase the economic solvency ratio to 254 per cent; and
•	A 100 basis points increase in credit spreads (with 15 per cent downgrades in the UK annuity portfolio and credit defaults of 10 times the expected level in Jackson) would reduce surplus by £2.1 billion and reduce the economic solvency ratio to 190 per cent.

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

The economic framework measures risk-adjusted returns on economic capital, a methodology that ensures meaningful comparison across the Group. Capital utilisation, return on capital and new business value creation are measured at the product level as part of the business planning process.

Investments

General

The overall financial strength of Prudential and the results, both current and future, of the insurance business are in part dependent upon the quality and performance of the various investment portfolios in the United Kingdom, the United States and Asia.

Prudential’s Total Investments

The following table shows Prudential’s insurance and non-insurance investments, net of derivative liabilities, at 31 December 2014. In addition, at 31 December 2014 Prudential had £154.3 billion of external funds under management. Assets held to cover linked liabilities relate to unit-linked and variable annuity products. In this table, investments are valued as set out in note A3.1 to the consolidated financial statements in Item 18.

	At 31 December 2014 £m
	UK Insurance	US Insurance	Asia Insurance	Total Insurance	Asset Management(a)	Other	Total	Less: assets to cover linked liabilities and external unit holders(b)	Group excluding assets to cover linked liabilities and external unit holders
Investment properties	12,736	28	-	12,764	-	-	12,764	(2,912)	9,852
Investments accounted for using the equity method	536	-	374	910	107	-	1,017	-	1,017
Financial investments:
Loans	4,254	6,719	1,014	11,987	854	-	12,841	-	12,841
Equity securities	43,468	82,081	19,200	144,749	79	34	144,862	(102,418)	42,444
Debt securities	86,349	32,980	23,629	142,958	2,293	-	145,251	(17,681)	127,570
Other investments	5,782	1,670	48	7,500	121	2	7,623	(121)	7,502
Deposits	12,253	-	769	13,022	74	-	13,096	(938)	12,158
Total financial investments	152,106	123,450	44,660	320,216	3,421	36	323,673	(121,158)	202,515
Total investments	165,378	123,478	45,034	333,890	3,528	36	337,454	(124,070)	213,384
Derivative liabilities	(1,381)	(251)	(143)	(1,775)	(233)	(315)	(2,323)	49	(2,274)
Total investments, net of derivative liabilities	163,997	123,227	44,891	332,115	3,295	(279)	335,131	(124,021)	211,110

(a)	Investments held by asset management operations are further split in note C2.4 to the consolidated financial statements in Item 18.

(b)	Prudential’s Group statement of financial position includes the line by line investments of unit-linked and the consolidated unit-trusts and similar funds. In the table above, these amounts have been deducted in deriving the underlying investments in the right-hand column.

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

	Actual Exchange Rate
	Year Ended 31 December
	2014		2013		2012
	Average investment return	Amount £m	Average investment return	Amount £m	Average investment return	Amount £m
Investment properties
Net investment income	5.7%	533	5.2%	477	5.4%	512
Net realised investment (losses) gains	0.4%	41	(0.1)%	(6)	0.9%	81
Net unrealised investment (losses) gains	8.9%	831	4.1%	376	(0.6)%	(57)
Ending assets		9,852		8,768		9,459
Investments accounted for using the equity method
Ending assets		1,017		809		635
Loans
Net investment income	5.9%	745	6.5%	787	4.6%	500
Net realised investment (losses) gains	(0.9)%	(116)	(0.2)%	(21)	(0.3)%	(37)
Net unrealised investment gains	0.1%	10	0.2%	19	(0.6)%	(62)
Ending assets		12,841		12,566		11,813
Equity securities
Net investment income	2.6%	997	2.6%	929	2.4%	841
Net realised investment gains	2.3%	881	3.8%	1,354	7.4%	2,570
Net unrealised investment gains (losses)	1.9%	743	4.9%	1,766	(0.3)%	(99)
Ending assets		42,444		35,442		36,517
Debt securities
Net investment income	4.0%	4,937	4.4%	5,188	4.7%	5,213
Net realised investment gains (losses)	1.0%	1,173	1.1%	1,299	3.0%	3,396
Net unrealised investment gains (losses)	5.5%	6,688	(3.7)%	(4,308)	1.1%	1,189
Ending assets		127,570		117,675		116,605
Other investments (including derivative liabilities)
Net investment income	16.7%	812	12.5%	597	1.8%	514
Net realised investment (losses) gains	(1.0)%	(50)	(25.5)%	(1,218)	(7.2)%	(340)
Net unrealised investment (losses) gains	12.9%	626	(4.6)%	(218)	13.1%	620
Ending assets, net of derivative liabilities		5,228		4,484		5,078
Deposits
Net investment income	0.7%	85	0.8%	85	0.9%	90
Ending assets		12,158		11,191		10,819
Total
Net investment income	4.0%	8,109	4.2%	8,063	4.2%	7,670
Net realised investment gains (losses)	1.0%	1,929	0.7%	1,408	3.1%	5,670
Net unrealised investment gains (losses)	4.4%	8,898	(1.2)%	(2,365)	0.9%	1,591
Ending assets, net of derivative liabilities		211,110		190,935		190,926

Prudential’s Insurance Investment Strategy and Objectives

Prudential’s insurance investments support a range of businesses operating in many geographic areas. Each of the operations formulates a strategy based on the nature of its underlying liabilities, its level of capital and its local regulatory requirements.

Internal Funds Under Management

Prudential manages 70 per cent of its group funds principally through its fund management businesses, M&G in the UK, PPM America in the United States and Eastspring Investments in Asia. The remaining 30 per cent of the Group’s funds mainly relate to assets held to back unit-linked, unit trust and variable annuity liabilities.

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

Investments

The following table summarises the total investments, net of derivative liabilities, of the UK insurance business at 31 December 2014.

	At 31 December 2014 £m
	SAIF	PAC with- profits fund	Other	Total	Less: assets to cover linked liabilities and external unit holders (a)	Total excluding assets to cover linked liabilities and external unit holders
Investment properties	390	9,981	2,365	12,736	(2,912)	9,824
Investment accounted for using the equity method	-	536	-	536	-	536
Financial investments:
Loans	66	2,599	1,589	4,254	-	4,254
Equity securities	2,508	25,180	15,780	43,468	(12,777)	30,691
Debt securities	2,709	43,937	39,703	86,349	(9,766)	76,583
Other investments	283	5,044	455	5,782	(101)	5,681
Deposits	728	9,526	1,999	12,253	(695)	11,558
Total financial investments	6,294	86,286	59,526	152,106	(23,339)	128,767
Total investments	6,684	96,803	61,891	165,378	(26,251)	139,127
Derivative liabilities	(47)	(930)	(404)	(1,381)	41	(1,340)
Total investment, net of derivative liabilities	6,637	95,873	61,487	163,997	(26,210)	137,787

(a)	Please refer to the notes in the total Group investments table.

The following table shows additional analysis of the investments relating to Prudential’s UK insurance business, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, at 31 December 2014. The ‘Other’ column includes investments relating to solvency capital of unit-linked funds and investments relating to non-life long-term business.

	At 31 December 2014 £m
	With- Profits	PRIL	SAIF	Other	Total	Total %
Investment properties	7,909	1,302	390	223	9,824	7.1
Investments accounted for using the equity method	536	-	-	-	536	0.4
Financial investments:
Loans:
Mortgage loans	1,145	361	-	1,224	2,730
Policy loans	6	-	4	-	10
Other loans	1,448	4	62	-	1,514
Total loans and receivables	2,599	365	66	1,224	4,254	3.1
Equity securities:
United Kingdom:
Listed	11,610	1	1,101	87	12,799
Unlisted	865	-	6	-	871
Total United Kingdom	12,475	1	1,107	87	13,670	9.9
International:
United States	1,854	-	210	-	2,064
Europe (excluding the United Kingdom)	8,768	-	732	-	9,500
Japan	1,296	-	107	-	1,403
Pacific (excluding Japan)	2,003	-	187	7	2,197
Other	1,692	-	165	-	1,857
Total international	15,613	-	1,401	7	17,021	12.4
Total equity securities	28,088	1	2,508	94	30,691	22.3
Debt securities:
UK government	2,019	2,814	42	569	5,444
US government	1,168	-	232	-	1,400
Other	39,035	25,276	2,435	2,993	69,739
Total debt securities	42,222	28,090	2,709	3,562	76,583	55.6
Other investments:
Other financial investments	3,115	-	233	2	3,350
Derivative assets	1,839	440	50	2	2,331
Total other investments	4,954	440	283	4	5,681	4.1
Deposits	9,527	797	728	506	11,558	8.4
Total investments	95,835	30,995	6,684	5,613	139,127	101.0
Derivative liabilities	(918)	(288)	(47)	(87)	(1,340)	(1.0)
Total investment, net of derivative liabilities	94,917	30,707	6,637	5,526	137,787	100.0

Equity Securities

Prudential’s UK insurance operations, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, had £30,691 million invested in equities at 31 December 2014. Most of these equities support Prudential Assurance’s with-profits fund and the SAIF fund, both of which are managed using the same general investment strategy.

The following table shows the geographic spread of this equity portfolio by market value in accordance with the policies described in note A3.1 to the consolidated financial statements in Item 18.

	At 31 December 2014
	Market Value £m	%
United Kingdom	13,670	44.5
United States	2,064	6.7
Europe (excluding United Kingdom)	9,500	31.0
Japan	1,403	4.6
Pacific (excluding Japan)	2,197	7.2
Other	1,857	6.0
Total	30,691	100.0

The UK equity holdings are well diversified. Prudential held equities in 380 UK companies at 31 December 2014. The ten largest holdings in UK equities at 31 December 2014 amounted to £3,236 million, accounting for 10.5 per cent of the total UK equity holdings of £30,691 million supporting the UK insurance operations. The following table shows the market value of the ten largest holdings in UK equities at 31 December 2014.

	At 31 December 2014
	Market Value £m	Percentage of Total UK equities
BP	462	1.5
British American Tobacco	414	1.3
HSBC Holdings	405	1.3
GlaxoSmithKline	364	1.2
Royal Dutch Shell	318	1.0
Rio Tinto	294	1.0
Vodafone Group	288	0.9
BT	250	0.8
Diageo	231	0.8
National Grid	210	0.7
Total	3,236	10.5

A wide variety of industry sectors are represented in Prudential’s equity portfolio. At 31 December 2014, within the £13,670 million in UK equities supporting the UK insurance operations, Prudential had £11,424 million, or 83.6 per cent of the holdings, invested in ten industries. The following table shows the primary industry concentrations based on market value of the portfolio of UK equities relating to the UK insurance business at 31 December 2014.

	At 31 December 2014
	Market Value £m	Percentage of total UK equities
Banks	2,688	19.7
Pharmaceuticals & biotechnology	1,588	11.6
Oil & gas producers	1,536	11.2
Support services	905	6.6
Financial services	892	6.5
Media	856	6.3
Travel & leisure	821	6.0
Mining	734	5.5
Non-Life Insurance	703	5.1
Mobile telecommunications	701	5.1
Total	11,424	83.6

Debt Securities

At 31 December 2014, of the debt securities held by the UK insurance operations, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, 98.2 per cent were issued by corporations and overseas governments other than the US, 7.1 per cent were issued or guaranteed by the UK government and 1.8 per cent were issued or guaranteed by the US government. These guarantees relate only to payment and, accordingly, do not provide protection against fluctuations in market price that may occur during the term of the fixed income securities.

The following table shows the market value of the debt securities portfolio by maturity at 31 December 2014, in accordance with the policies described in note A3.1 to the consolidated financial statements in Item 18.

	At 31 December 2014
	Market Value £m	%
Securities maturing:
Within one year	1,431	1.9
Over one year and up to five years	14,133	18.5
Over five years and up to ten years	15,196	19.8
Over ten years and up to fifteen years	11,360	14.8
Over fifteen years	34,463	45.0
Total debt securities	76,583	100.0

The following table shows debt securities by rating:

	At 31 December 2014
	Market Value £m	%
S&P—AAA	8,073	10.5
S&P—AA+ to AA–	10,006	13.1
S&P—A+ to A–	19,577	25.6
S&P—BBB+ to BBB–	14,647	19.1
S&P—Other	2,454	3.2
	54,757	71.5
Moody’s—Aaa	1,802	2.4
Moody’s—Aa1 to Aa3	5,928	7.7
Moody’s—A1 to A3	2,546	3.3
Moody’s—Baa1 to Baa3	1,042	1.4
Moody’s—Other	102	0.1
	11,420	14.9
Fitch	680	0.9
Other	9,726	12.7
Total debt securities	76,583	100.0

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

Real Estate

At 31 December 2014, Prudential’s UK insurance operations, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, had £9,824 million of investments in real estate. The following table shows the real estate portfolio by type of investment. The real estate investments are shown at market value in accordance with the policies described in note A3.1 to the consolidated financial statements in Item 18.

	At 31 December 2014
	Market Value £m	%
Office buildings	4,201	42.7
Shopping centers/commercial	3,735	38.0
Retail warehouses/industrial	1,421	14.5
Development	181	1.8
Other	286	3.0
Total	9,824	100.0

Approximately 54.3 per cent of the UK held real estate investment is located in London and Southeast England with 40.9 per cent located throughout the rest of the UK and the remaining 4.8 per cent located overseas.

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

Investments

The following table shows total investments, net of derivative liabilities, relating to the US insurance operations at 31 December 2014.

	31 December 2014 £m
	Variable annuity separate account assets	Fixed annuity, GIC and other business	Total
Investment properties	-	28	28
Financial investments:
Loans	-	6,719	6,719
Equity securities*	81,741	340	82,081
Debt securities	-	32,980	32,980
Other investments	-	1,670	1,670
Deposits	-	-	-
Total financial investments	81,741	41,709	123,450
Total investments	81,741	41,737	123,478
Derivative liabilities	-	(251)	(251)
Total investment, net of derivative liabilities	81,741	41,486	123,227
*	Equity securities include investments in mutual funds, the majority of which are equity-based.

The following table further analyses the investments, net of derivative liabilities of the US insurance operations, excluding the separate account investments supporting the variable annuity business, at 31 December 2014.

	31 December 2014
	£m	%
Non-institutional
Investment properties	28	0.1
Loans	6,299	15.2
Equity securities	285	0.7
Debt Securities
Corporate securities	22,125	53.4
Government securities	3,959	9.5
Residential mortgage-backed securities	1,474	3.6
Commercial mortgage-backed securities	2,118	5.1
Other debt securities	442	1.1
Total debt securities	30,118	72.7
Other investments	1,572	3.8
Derivative liabilities	(41)	(0.1)
Total non-institutional	38,261	92.4
Institutional
Loans	420	1.0
Equity securities	55	0.1
Debt Securities
Corporate securities	2,365	5.7
Government securities	13	-
Residential mortgage-backed securities	93	0.2
Commercial mortgage-backed securities	225	0.5
Other debt securities	166	0.4
Total debt securities	2,862	6.8
Other investments	98	0.2
Derivative liabilities	(210)	(0.5)
Total institutional	3,225	7.6
Total
Investment properties	28	0.1
Loans	6,719	16.2
Equity securities	340	0.8
Debt Securities
Corporate securities	24,490	59.1
Government securities	3,972	9.5
Residential mortgage-backed securities	1,567	3.8
Commercial mortgage-backed securities	2,343	5.6
Other debt securities	608	1.5
Total debt securities	32,980	79.5
Other investments	1,670	4.0
Derivative liabilities	(251)	(0.6)
Total	41,486	100.0

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

Debt Securities

Corporate Securities

At 31 December 2014, the US insurance operations had £24,490 million of corporate securities representing 58.7 per cent of the US insurance operations total investments excluding separate account investments. Of the £24,490 million, £20,745 million consisted of debt securities that are publicly traded or trade under Rule 144A under the Securities Act of 1933, as amended (‘Rule 144A’) and £3,745 million consisted of investments in non-Rule 144A privately placed fixed income securities.

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

The following table shows the quality of the publicly traded and SEC Rule 144A debt securities by NAIC classifications:

	2014		2013
	Carrying value		Carrying value
	£m	% of total	£m	% of total
NAIC designation:
1	8,569	41	7,254	38
2	11,132	54	10,658	56
3	732	4	664	4
4	295	1	275	2
5	15	-	21	-
6	2	-	3	-
	20,745	100	18,875	100

The following table shows the quality of the non-SEC Rule 144A private placement portfolio by NAIC classifications:

	2014		2013
	Carrying value		Carrying value
	£m	% of total	£m	% of total
NAIC designation:
1	1,550	41	1,299	38
2	2,081	56	2,025	60
3	102	3	58	2
4	2	-	2	-
5	9	-	11	-
6	1	-	-	-
	3,745	100	3,395	100

Residential Mortgage-Backed Securities

At 31 December 2014, the US insurance operations had £1,567 million of residential mortgage-backed securities, representing 3.8 per cent of US insurance operations total investments, excluding separate account investments. At 31 December 2014, of the £1,567 million, of which £1,088 million were ‘prime’ securities with 76 per cent of the balance rated AA.

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

Commercial Mortgage-Backed Securities

At 31 December 2014, the US insurance operations had £2,343 million of commercial mortgage-backed securities, representing 5.6 per cent of US insurance operations total investments, excluding separate account investments. 50.1 per cent of this total were rated AAA (Standard & Poor’s ratings have been used where available and for securities where S&P ratings are not immediately available, those produced by Moody’s and then Fitch have been used as an alternative). Due to the structures of the underlying commercial mortgages, these securities do not present the same pre-payment or extension risk as residential mortgage-backed securities.

Other Debt Securities

At 31 December 2014, the US insurance operations had £608 million of other debt securities, representing 1.5 per cent of US insurance operations total investments, excluding separate account investments.

Loans

At 31 December 2014, loans totaled £6,719 million, representing 16.1 per cent of US insurance operations total investments, excluding separate account investments. Of the total, £3,847 million related to commercial mortgage loans and £2,872 million to policy loans. Of the £2,872 million policy loans, £2,025 million were held to back the liabilities for funds withheld under reinsurance arrangement attaching to the purchase of REALIC in 2012.

Commercial Mortgage Loans

At 31 December 2014, commercial mortgage loans represented 9.2 per cent of US insurance operations total investments excluding separate account investments. The average loan size is £7.2 million, collateralised by properties located in the United States.

Jackson has addressed the risk of these investments by building a portfolio that is diverse both in geographic distribution and property type.

The property types are mainly industrial, multi-family residential, suburban office, retail and hotel. The breakdown of the market value by property type is as follows:

31 December 2014%
Multi-family residential mortgage loans	30.5
Industrial mortgage loans	27.9
Retail mortgage loans	18.6
Suburban office mortgage loans	11.7
Hotel mortgage loans	9.1
Other loans	2.2
Total	100.0

The following table shows the geographic split of the collateral for these loans:

31 December 2014%
California	12.3
Florida	7.9
Texas	7.7
Illinois	6.9
Georgia	6.2
Other (sum of all states < 5% each)	59.0
Total	100.0

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

Policy Loans

Policy loans represented 6.9 per cent of US insurance operations total investments, excluding separate account investments at 31 December 2014. Policy loans are fully secured by individual life insurance policies or annuity policies and are contractual arrangements made under the policy. As described above, £2,025 million out of the £ 2,872 million policy loans were held to back the liabilities for funds withheld under reinsurance arrangement attaching to the purchase of REALIC in 2012.

Equity Securities

Equity securities supporting US insurance operations, excluding separate account investments, totaled £340 million at 31 December 2014.

Other

Other financial investments of £1,670 million, representing 4.0 per cent of US insurance operations total investments, excluding separate account investments at 31 December 2014 were made up of £754 million of limited partnership interests and derivative assets of £916 million.

The largest investment in the limited partnerships category is a £104 million interest in the PPM America Private Equity Fund. The remainder of this category consists of diversified investments in 164 other partnerships managed by independent money managers that generally invest in various equity and fixed income loans and securities.

Investments Relating to Asian Insurance Business

Prudential’s Asian insurance operations’ investments, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, largely support the business of Prudential’s Singapore, Hong Kong and Malaysia operations.

The following table shows Asia’s investments, net of derivative liabilities, at 31 December 2014. In this table, investments are valued in accordance with the policies described in note A3.1 to the consolidated financial statements in Item 18.

	31 December 2014 £m
	With-profits business	Unit-linked assets	Other	Total	Less: assets to cover linked liabilities and external unit holders(a)	Total excluding assets to cover linked liabilities and external unit holders	%
Investment properties							-
Investments accounted for using the equity method	-	-	374	374	-	374	1.3
Financial investments:
Loans	544	-	470	1,014	-	1,014	3.5
Equity securities	6,974	11,294	932	19,200	(7,900)	11,300	39.2
Debt securities	12,927	2,847	7,855	23,629	(7,915)	15,714	54.5
Other investments	18	20	10	48	(20)	28	0.1
Deposits	190	243	336	769	(243)	526	1.8
Total financial investments	20,653	14,404	9,603	45,034	(16,078)	28,582	99.1
Total investments	20,653	14,404	9,977	45,408	(16,078)	28,956	100.4
Derivative liabilities	(119)	(7)	(17)	(143)	8	(135)	(0.4)
Total investment, net of derivative liabilities	20,534	14,397	9,960	45,265	(16,070)	28,821	100.0

(a)	Please refer to notes in the total Group investments table.

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

Debt Securities

The following table shows rating categorisation of the debt security investments of Prudential Corporation Asia’s long-term insurance fund, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, at 31 December 2014.

	31 December 2014
	Market Value £m	%
S&P—AAA	707	4.5
S&P—AA+ to AA–	5,330	33.9
S&P—A+ to A–	2,273	14.5
S&P—BBB+ to BBB–	1,270	8.1
S&P—Other	1,065	6.8
	10,645	67.8
Moody’s—Aaa	856	5.4
Moody’s—Aa1 to Aa3	1,118	7.1
Moody’s—A1 to A3	222	1.4
Moody’s—Baa1 to Baa3	187	1.2
Moody’s—Other	11	0.1
	2,394	15.2
Fitch	871	5.5
Other*	1,804	11.5
Total debt securities	15,714	100.0
*	Further information is provided in note C3.3 to the consolidated financial statements in item 18.

Equity Securities

The following table shows a geographic analysis of equity security investments of Asia’s long-term insurance fund, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, at 31 December 2014.

	31 December 2014
	Market Value £m	%
Hong Kong	5,711	50.5
Singapore	4,619	40.9
Taiwan	610	5.4
Malaysia	245	2.2
Other	115	1.0
Total	11,300	100.0

Description of Property — Corporate Property

As at 31 December 2014, Prudential’s UK headquartered businesses occupied 68 properties in the United Kingdom, Europe, India and Africa. These properties are primarily offices with some ancillary storage facilities. Prudential’s global headquarters is located in London and is held on a freehold basis. Of the remainder, the most significant are offices in London and Reading in England, Stirling in Scotland and Mumbai in India. The property in Stirling is held on a freehold basis, and is leased by the business from PAC’s long-term fund. The rest of the properties occupied by Prudential’s UK based businesses, in the UK and India, are held leasehold. Elsewhere in Europe, 22 of the properties are occupied leasehold and the rest (twelve) are short-term serviced offices. Sixteen properties are leased in Ghana and Kenya, Africa. The leasehold properties range in size from 500 to 225,000 sq. ft. Overall, the UK, Europe, Africa and India occupied property portfolio totals approximately 892,000 sq. ft.

Prudential’s UK headquartered businesses also hold one surplus owned property and approximately 20 surplus leasehold properties in the United Kingdom, spread geographically throughout the country. This surplus accommodation (i.e. not occupied by the Group but including those sublet) totals approximately 272,000 sq. ft. There are also two surplus land holdings in the United Kingdom, totalling 57 acres. A high proportion of the surplus estate has been sublet to third party occupiers generating income for the Group to cover this overhead. As at 31 December 2014 vacancy within the surplus estate stood at 72,000 sq. ft.

In the United States, Prudential owns Jackson National Life’s executive and principal administrative office located in Michigan. Prudential owns a total of seven facilities in Lansing, Michigan, which total approximately 639,054 sq. ft. Prudential also leases premises in Michigan, Colorado, Tennessee, California, Illinois, New York, New Jersey, Georgia, Florida, Wisconsin, Massachusetts, Connecticut, New Hampshire, Pennsylvania, Texas, Maryland and North Dakota for certain of its operations. Prudential holds 32 operating leases with respect to office space, throughout the United States. The leasehold properties range in size from 500 — 180,000 sq. ft. In the United States, Prudential owns and leases a total of approximately 1,240,000 sq. ft. of property. In addition to the owned and leased properties, Prudential also owns a total of 446 acres of surplus land, all located in Lansing, Michigan.

Prudential’s United States headquartered business also sublets three surplus office properties in Lansing, Michigan, totalling approximately 22,500 sq. ft., located in one of its owned properties.

In Asia, Prudential owns or leases properties principally in Hong Kong, Singapore, Malaysia, Indonesia, Thailand, the Philippines, China (50 per cent joint venture), Taiwan, Japan, Vietnam, India (26 per cent joint venture), Korea, United Arab Emirates, Myanmar and Cambodia.

Within these countries, Prudential owns 34 property assets, ranging from office space to land holdings. The breakdown of these owned assets by country is as follows:

Malaysia: six owned assets – All office space totalling 12,315 sq. ft.

Philippines: two owned assets - All office space totalling 4,278 sq. ft.

Singapore: one owned asset – Office space totalling 11,883 sq. ft.

Taiwan: sixteen owned assets – All surplus land holdings totalling 30,137 sq. ft.

Thailand: nine owned assets – All surplus land holdings totalling 35,719 sq. ft.

Prudential has (excluding India but including the China joint venture), a total of 540 operating leases, (external and intercompany leases), totalling approximately 4.66 million square feet of property.

In India, Prudential holds a minority stake (26 per cent) with ICICI in a joint venture which holds the property interests. The property is occupied by the ICICIPru Life and ICICIPru AMC businesses. The holding comprises approximately 680 leased properties, totalling approximately 980,000 sq. ft. There is one owned and occupied asset comprising approximately 40,000 sq. ft. in Mumbai.

Prudential Corporation Asia’s real estate strategy involves consolidation of its existing property portfolio to support its local business strategies throughout the region, to take advantage of opportunities in the regional markets in securing long term cost savings for the business while maintaining competitive advantage.

A UK headquartered business (M&G) has agreed a pre-let transaction with a developer to lease 323,000 sq ft of offices in Central London, commencing in 2018. The building is currently under construction. The United States headquartered business is constructing an additional 260,000 sq. ft. of owned office space adjoining its principal offices in Lansing, Michigan, which will be occupied from 2016 onwards.

There have been no other property transactions subsequent to 31 December 2014 which would have a material impact on the financial position of Prudential.

Prudential believes that its facilities are suitable for the conduct of its businesses. We periodically review our space requirements and may acquire or lease new space as needed to accommodate any future needs of our businesses. Prudential’s operating leases have no material commercial value.

In summary, Prudential owns 17 properties which it also occupies and which are accounted for as owner occupied. These properties are comprised of nine in Asia, one in the UK and seven in the US. ICICIPru also owns and occupies one property in India. The total value of Prudential’s owner occupied properties at 31 December 2014 was £332 million. This represents less than 1 per cent of Prudential’s total assets.

Prudential is the lessee under 626 operating leases used as office accommodation, comprising 540 leases held by the Asia business, 32 leases held by the US business and 54 leases held by the UK businesses. For the UK based businesses, Prudential holds 13 short-term serviced offices.

Investment Interests

Prudential also holds interests in properties within its investment portfolios accounted for as investment property. At 31 December 2014 the total value of investment properties was £12,764 million and comprised 517 properties held by the UK and 6 held by the US. In total they comprised 3.5 per cent of Prudential’s total assets. The UK business’ holdings account for over 99 per cent by value of the total investment properties.

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

Jackson’s competitors in the United States include major stock and mutual insurance companies, mutual fund organisations, banks and other financial services companies. National banks, in particular, may become more significant competitors in the future for insurers who sell annuities, due to current legislation, court decisions and regulatory actions. Jackson’s principal life insurance company competitors in the United States include AIG, Prudential Financial, MetLife, Lincoln National, AXA Financial, AEGON and Allianz.

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

Legal Proceedings

The Group is involved in a number of litigation and regulatory issues. These include civil proceedings involving Jackson, which appear to be substantially similar to other class action litigation brought against many life insurers in the US, alleging misconduct in the sale of insurance products. Whilst the outcome of such litigation and regulatory issues cannot be predicted with certainty, the Company believes that their ultimate outcome will not have a material adverse effect on the Group’s financial condition, results of operations, or cash flows.

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

SUPERVISION AND REGULATION OF PRUDENTIAL

Supervision and Regulation

Prudential’s principal insurance and investment operations are in Asia, the United Kingdom (‘UK’), and the United States (‘US’). Accordingly, it is subject to applicable Asian, UK and US insurance and other financial services regulation which is discussed below.

Since April 2013, the Prudential Regulation Authority (the ‘PRA’) has been Prudential’s ‘lead supervisor’ for the purposes of the EU’s Insurance Groups Directive (the ‘IGD’) and played a principal role in assessing and ensuring the adequacy of Prudential’s solvency and financial stability on a Group-wide basis. The regulators supervising the Group do so on a cross-border basis through a ‘regulatory college’. The college meets at an annual event hosted by the PRA and includes a number of non-UK regulators who supervise Prudential’s overseas operations, as well as representatives from the Financial Conduct Authority (‘FCA’) and European Insurance and Occupational Pensions Authority (‘EIOPA’). In 2014, other participants included representatives from regulators in Singapore, Taiwan, Hong Kong, Malaysia and Michigan (US). The annual PRA college process began in 2014 and EIOPA has full participation rights. The aim of the college is to enhance cooperation between the Group’s key regulators.

As well as coordinating EU-level local regulators in the context of the IGD and hosting the college described above, since both Prudential’s parent company and a significant proportion of its global insurance operations are in the UK, the PRA plays an important coordinating role in regulatory initiatives at a global level. This role is less formal than within the EU and depends principally on the various memoranda of understanding signed with non-EU regulators, including in the US and Asia. In consequence, although the PRA’s role as a lead supervisor does not restrict the role of individual local regulators or override the local insurance and other financial services regimes described in the following sections, the PRA’s rules and its regulatory agenda impact Prudential’s operations globally.

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

Global Regulatory Developments and Trends

There are a number of ongoing policy initiatives and regulatory developments at a global level that are having, and will continue to have, an impact on the way Prudential is supervised. These include the work of the Financial Stability Board (‘FSB’) (an international body established to coordinate, develop and promote effective regulatory, supervisory and other financial sector policies in the interests of financial stability) and the work of standard-setting institutions such as the International Association of Insurance Supervisors (‘IAIS’).

The IAIS has various initiatives which are detailed in this section. On 18 July 2013, it published a methodology for identifying Global Systemically Important Insurers (‘G-SIIs’), and a set of policy measures that will apply to them, which the FSB endorsed. Groups designated as a G-SII are subject to additional regulatory requirements, including enhanced supervision, development of a Systemic Risk Management Plan (‘SRMP’) and Recovery & Resolution Plan (‘RRP’) and capital requirements. The FSB reaffirmed Prudential’s designation as a G-SII on 6 November 2014.

In December 2013, the IAIS issued a consultation document to solicit feedback regarding proposed options for the development of global basic capital requirements (‘BCR’) for G-SIIs. Following a further consultation in July 2014, the IAIS published their final proposals for the BCR on 23 October 2014. See the Group Risk Framework section for more on this.

Similar national and regional efforts to curb systemic risk and promote financial stability are also underway in certain of the jurisdictions in which Prudential operates, including the Dodd-Frank Wall Street Reform and Consumer Protection Act (the ‘Dodd-Frank Act’) in the US (further discussed in ‘US Supervision and Regulation—

Financial services regulatory and legislative issues’), and legislation in the European Union related to the financial services industry. The aggregate impact and possible interaction of these regulatory developments is difficult to determine at this stage.

The IAIS is developing a Common Framework for the Supervision of Internationally Active Insurance Groups (‘ComFrame’). ComFrame is focused on the supervision of large and complex IAIGs, including by establishing a set of common principles and standards designed to assist regulators in addressing risks that arise from insurance groups with operations in multiple jurisdictions. See the Group Risk Framework section for more on this.

At the national level, regulation and supervisory practice is evolving rapidly as regulators seek to strengthen their regimes in light of the lessons of the financial crisis and the influence of international standards (eg IAIS). The following points are discussed in greater detail in the regional sections below, but are referenced here due to their significant impact.

Following the agreement of the Omnibus II Directive at the end of 2013 and its adoption by the European Parliament on 11 March 2014, regulatory attention is expected to refocus back on compliance with Solvency II, which is expected to be implemented in the UK on 1 January 2016.

The IAIS Insurance Core Principles (‘ICP’), which provide a globally accepted framework for the supervision of the insurance sector and ComFrame evolution, are expected to create continued development in both prudential and conduct regulations over the next two to three years, particularly in the emerging markets of Asia.

Regulatory standards are generally being raised, and insurance companies operating in Asia are subject to increasing regulatory supervision and scrutiny. In general, the pace of regulatory developments has increased since 2008 in most markets, particularly in relation to risk capital, consumer protection and governance requirements. The regulatory environment continues to evolve in Asia, where economies in the region are in various phases of maturity. In general (though there are exceptions), regulators in developing economies continue to build the regulatory framework relevant to their level of economic development. This increased regulatory pressure will continue to affect Prudential’s Asian businesses as Asian regulators begin to adopt the new IAIS standards, which is expected to cause sharper focus on risk management systems and a requirement to hold more capital to manage asset and liability positions.

A major focus of regulators and policymakers in recent years has been combating money laundering, terrorist financing, bribery and corruption, as well as enforcing compliance with economic sanctions. Such matters are not limited to certain jurisdictions, although the risks of non-compliance in developing markets are considered higher than in more established markets. In addition, laws in one country can affect how a firm operates in another country. For example, the UK Bribery Act 2010 and the U.S. Foreign Corrupt Practices Act (as amended in 1998) have a very broad jurisdictional reach, allowing for the prosecution of an individual or company with links to the UK or U.S., regardless of where the crime or potential crime occurred.

UK Supervision and Regulation

The Financial Services and Markets Act 2000

Prudential’s insurance and investment businesses in the UK are regulated under the Financial Services and Markets Act 2000 (‘FSMA 2000’). In addition, those businesses are subject to various UK laws (for example, the Data Protection Act 1998 in relation to the processing of customer data and various Pension Acts) some of which require the relevant Prudential entity to be licensed or registered. There have been extensive amendments to the FSMA 2000 regime as a result of the Financial Services Act 2012 (‘FS Act’) and the transition to a new regulatory regime described below. The FS Act also contains some standalone provisions.

UK regulatory regime

Regulators in the UK have structured themselves around a ‘twin peaks’ model since 2013, which includes:

•	The PRA, which oversees macro-prudential regulation of deposit-takers, insurers and some systemically important investment firms; and

•	The FCA, which is responsible for conduct of business regulation of all authorised firms and the prudential regulation of firms not regulated by the PRA. The FCA has also inherited the majority of the market regulatory functions (excluding certain functions which are the responsibility of the Bank of England) previously held by the FSA.

In discharging their respective functions, the PRA and FCA have separate objectives as defined in FSMA 2000 and amended by the FS Act. The general objective of the PRA is to promote the safety and soundness of PRA-authorised persons. The PRA also has an insurance objective, which is to contribute to the securing of an appropriate degree of protection for those who are or may become policyholders. The strategic objective of the FCA is to ensure that the relevant markets that it regulates function properly. The FCA has three operational objectives: to secure an appropriate degree of protection for consumers; to protect and enhance the integrity of the UK financial system; and to promote effective competition in the interests of consumers.

The approach of the PRA and FCA

Close and regular contact between the PRA and FCA and senior management and those individuals in firms performing controlled functions remains a feature of the UK regulatory regime. Both regulators have continued to focus on risk, but with their approaches informed by separate statutory objectives and pursued through distinct supervisory programmes.

To meet its objectives, the FCA’s supervision model is based on three pillars: a ‘Firm Systemic Framework’ (‘FSF’), involving preventative work through structured conduct assessment of firms; ‘event-driven’ work covering issues which occur outside a firm’s assessment cycle; and thematic reviews focused on particular sectors of the market aimed at product issues which the FCA identifies as driving poor outcomes for consumers or endangering market integrity. Under the FSF, Prudential is subject to, amongst other initiatives, a business model and strategy analysis to establish which assessment areas to prioritise over a two-year cycle.

The FCA divides the firms it supervises into one of four conduct classifications (C1 to C4) based on a combination of a measure of a firm’s potential impact on FCA objectives and the number of retail customers a firm has, with C1 being the highest risk category. Prudential has been categorised as ‘C2’, the second-`highest risk category. Additionally, as a group also regulated by the PRA with subsidiaries that are prudentially regulated by the FCA, Prudential has been assigned one of four prudential classifications (P1 to P4). Members of the Prudential Group that the PRA prudentially regulates have been categorised as ‘P1’, the highest risk category, as they are considered prudentially critical.

The PRA is weighting its supervision towards those issues and those insurers that, in its judgment, pose the greatest risk to its statutory objectives, conducting its assessment work on a continuous cycle.

Both the PRA and FCA have sought to adopt a more judgment-led approach to supervision while also being more forward-looking in relevant judgments by assessing firms against both current and future risks. The approach of both the PRA and the FCA is also principles-based, placing less reliance on technical rules. This has resulted in a more intrusive and proactive approach to supervision. The PRA has indicated that, for significant firms such as Prudential, it will conduct detailed analysis of their business models including, in the case of an insurer, forming its own projection of the insurer’s ability to generate returns and the associated risks. In line with a more interventionist approach, the PRA has indicated that it will require the insurer to change its business model if it believes that mitigating measures alone cannot adequately reduce material risks to safety and soundness and policyholder protection. Both the PRA and the FCA have placed a significant focus on assessing the governance frameworks and culture that exist within financial firms.

Overview of FSMA 2000 regulatory regime

Principles for Businesses

An authorised firm is subject to a range of ongoing regulatory requirements supervised by the FCA and, for dual-regulated firms, the PRA. These include the requirement to meet at all times specified threshold conditions, which include possession of adequate resources for the carrying on of its business and being fit and proper. Key features of the regime are the 11 ‘Principles for Businesses’, by which all authorised firms were expected to abide. These cover key areas such as the firm’s relationship with the FCA and PRA, the need to conduct business with integrity and the requirement to pay due regard to the interests of customers and treat them fairly.

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

A number of senior managers in the Group Head Office are registered as approved persons for certain of the regulated subsidiaries with either just the PRA or both the PRA and FCA, even though in most cases they are not directors or senior managers of those entities. This is in recognition of the significant influence these managers exert over the regulated subsidiaries. There is a greater regulatory emphasis on individual accountability and more enforcement actions have been taken directly against approved persons in recent times.

In November 2014, the PRA published a consultation paper which proposed a new Senior Insurance Managers’ Regime (‘SIMR’) broadly in line with that already proposed for the banking sector in the UK, following the Financial Services (Banking Reform) Act 2013. This SIMR would replace parts of the approved persons regime currently in place for insurance firms, and would bring extra emphasis on the conduct of senior managers and their individual responsibility for decisions, which could lead to firms facing regulatory censure. Senior managers will have core responsibilities prescribed to them, according to their role. Under the proposed SIMR, firms would have to prepare a governance map that describes their management and governance arrangements and to ensure there are no gaps in the allocation of responsibilities. There are also some changes to the “fit and proper” requirements under Solvency II, which will be implemented at the same time as the SIMR comes into force, during 2015. In addition to the new regime for senior managers, a new set of conduct standards will be introduced which will apply to senior managers as well as to a wider class of insurance firm employees to the extent that they perform a ‘key function’. A separate paper setting out the regulators’ proposed approach to Non-executive Directors was released in February 2015.

Intervention and enforcement

The FCA and PRA have extensive powers to investigate and intervene in the affairs of an authorised firm as well as enforcement powers.

Both the FCA and the PRA can impose requirements on UK-incorporated unregulated parent undertakings that exert influence over authorised persons. The latter power is of particular potential relevance to the Group given that it is headed by a UK-incorporated unregulated parent undertaking but it remains to be seen how this new power will be used.

Conduct of Business Rules

The FCA’s Conduct of Business Rules regulate the day-to-day conduct of business standards to be observed by authorised persons in carrying on regulated activities.

The scope and range of obligations imposed on an authorised firm under the Conduct of Business Rules varies according to its business and the range of its clients. Generally, however, the obligations imposed on an authorised firm include the need to categorise its clients according to their level of sophistication, provide them with information about the firm, meet certain standards of product disclosure, ensure that promotional materials which it produces are clear, fair and not misleading, assess suitability when advising on certain products, manage conflicts of interest, report appropriately to its clients and provide certain protections in relation to client assets. Additional details of relevance to the insurance and investment businesses are discussed below.

Authorised firms which advise and sell to retail customers packaged products such as life insurance policies are subject to detailed conduct of business obligations relating to product disclosure, assessment of suitability, the range and scope of the advice which the firm provides, and fee and remuneration arrangements.

The Retail Distribution Review (‘RDR’) was launched with the specific aim of addressing shortcomings in the retail investment market. On 31 December 2012, the rules took effect which, inter alia:

•	required changes in how firms offering advice to retail customers present and describe the adviser services that they offer, including limiting the extent to which such firms can present themselves as ‘independent’ advisers;

•	banned the payment of commission when a personal recommendation is made and required the adoption of ‘adviser charging’ whereby a firm must set and clearly disclose its tariff of charges to a potential customer and that these product charges (i) are to be facilitated by the product provider, and (ii) their amounts must not be determined by the provider;

•	imposed higher qualification requirements as well as continuing professional development and professional standards on advisers; and

•	introduced increased reporting requirements on firms in respect of their retail investment advisers.

The FCA announced in 2014 that it will assess whether life insurance firms are operating historic (often termed ‘legacy’ or ‘heritage’) products in a fair manner. This is known as the ‘Life Insurance Review’. For example, the project will assess:

•	whether firms’ strategies towards these business lines adequately consider the fair treatment of customers;
•	to what extent firms review legacy products to ascertain whether they remain fit for purpose;
•	whether customers receive appropriate information about policy benefits;
•	the causes of poor fund performance and whether apportionment of costs and expenses to these products is fair; and
•	the nature and extent of discontinuance charges that potentially inhibit customers from switching to better performing products.

The FCA clarified that it would be looking at how customers in closed funds are being treated and will be reviewing a representative sample of firms to analyse whether they are treating their customers fairly. The review is underway and will not look at past sales practices.

The FCA conducted a review of the annuities market and found it was not working well for consumers. In March 2014, the FCA launched a Competition Market Study and published the findings in December 2014. This study confirmed that many consumers were missing out on a higher income by not shopping around. Firms are being asked to do further work, especially in relation to enhanced annuities.

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
Authorised firms must have appropriate complaints handling procedures, the standards for which are defined in the FCA Handbook. However, once these procedures have been exhausted, qualifying complainants may turn to the FOS. The Ombudsman is empowered to order firms to pay fair compensation for loss and damage and may order a firm to take such steps as the Ombudsman determines to be just and appropriate in order to remedy a complaint.

The FSCS is intended to compensate individuals and other groups of ‘eligible claimants’, including certain trustees for claims against an authorised firm where the authorised firm is unable or unlikely to be able to meet those claims (generally, when it is insolvent or has gone out of business). Both the PRA and the FCA have rule-making powers for the FSCS, and the FSCS is accountable to both regulators.

Financial Crime

The prevention of financial crime is a key element of the FCA’s statutory remit to protect the integrity of the UK financial system. The FCA has responsibility for preventing firms from being used as a channel for financial crime. This includes anti-money laundering, sanctions, and anti-bribery and corruption. As one of the lead supervisors of Prudential, the FCA has this responsibility for the whole Group. The FCA requires firms to put in place systems and controls to mitigate financial crime, and it examines these as part of its proactive supervision agenda on an ongoing basis. Firms are required to disclose suspicions of money-laundering to the FCA. The FCA can take enforcement action against firms that fail to effectively manage their financial crime risks.

Regulation of insurance business

Most of Prudential’s subsidiaries that carry on insurance business in the UK, including The Prudential Assurance Company Limited (‘PAC’), Prudential Retirement Income Limited, Prudential Pensions Limited and Prudential Holborn Life Limited are ‘dual-regulated’ firms, meaning that they are regulated by the PRA for prudential purposes and by the FCA for conduct purposes. The exceptions are Prudential Distribution Limited, Prudential Financial Planning Limited and Scottish Amicable ISA Managers Limited, which are regulated by the FCA only due to their business model.

Capital requirements for insurers

As noted above, in order to maintain authorised status under the FSMA 2000, firms must continue to satisfy certain threshold conditions, which, inter alia, require firms to have adequate resources for the carrying on of their business. The rules which govern the prudential regulation of insurers are currently found in the General Prudential Sourcebook (‘GENPRU’), Prudential Sourcebook for Insurers (‘INSPRU’) and the Interim Prudential Sourcebook for Insurers (‘IPRU (INS)’) in the PRA Handbook.

The PRA’s Individual Capital Adequacy Standards (‘ICAS’) require an insurer to prepare and submit to the PRA its own assessment of its capital requirements, known as an individual capital assessment (‘ICA’), based on the risks it faces, and certain minimum requirements discussed below. Where the PRA disagrees with a firm’s capital requirement assessment, it may issue the firm with individual capital guidance (‘ICG’), including at times, imposing guidance as a requirement.

Insurance companies must maintain assets sufficient to meet at all times the relevant capital requirements in respect of both long-term insurance and general insurance business undertaken by the company. The calculation of such capital requirements is dependent on the type and amount of insurance business a company writes. Under the rules in GENPRU, an insurer must hold capital resources equal at least to the Minimum Capital Requirement (the ‘MCR’). Insurers with with-profits liabilities of £500 million or more must hold capital equal to the higher of MCR and the Enhanced Capital Requirement (the ‘ECR’). The ECR is intended to provide a more risk responsive and realistic measure of a with-profits insurer’s capital requirements, whereas the MCR satisfies the current minimum EU standards. The applicability of either the MCR or ECR requirements is evaluated on an entity-by-entity basis.

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

The extent to which long-term fund assets may be used for purposes other than long-term business is restricted by the rules in INSPRU. Only the ‘established surplus’ — the excess of assets over liabilities in the long-term fund, as determined by an actuarial investigation — may be transferred so as to be available for other purposes. Restrictions also apply to the payment of dividends by the insurance company, as described below. The rules in INSPRU require, in addition to the capital requirements referred to above, the maintenance of sufficient assets in the separate long-term insurance fund to cover the actuarially determined value of the insurance liabilities.

The rules also require insurers to undertake reverse stress testing. Reverse stress testing requires firms to work backwards from an assumed point of business model failure, to identify the stress scenarios that could result in such adverse outcomes. Each firm must then consider whether the likelihood of these scenarios, taking into account likely management actions, is consistent with its risk appetite and, if not, must initiate actions to address any inconsistencies. Solvency II, an EU initiative to codify and harmonise EU insurance regulation, primarily in relation to the amount of capital a firm must hold to reduce the risk of insolvency, is described further below and will reform prudential regulation of insurers in the EU and will require a complete overhaul of the PRA prudential rulebook. In August 2014, the PRA issued a Consultation Paper that outlined its proposed rules to implement the Solvency II Directive as amended by the Omnibus II Directive. A follow-up to this consultation is still awaited at the time of writing.

Actuarial functions

The PRA’s rules require every insurance company that carries on long-term business to appoint one or more actuaries to perform the actuarial function in respect of all classes of its long-term insurance business and the with-profits actuary function in respect of all classes of its with-profits business (if any). Alongside the with-profits actuary, and also forming part of the ‘second line of defence’ from a compliance perspective, the PRA’s rules require with-profits businesses to appoint a with-profits committee. This committee is composed of independent persons and acts in an advisory capacity to inform the decision-making of an insurer’s governing body and to ensure that the interests of with-profits policyholders are adequately considered. The with-profits committee advises on the appointment of, and works closely with, the with-profits actuary.

The actuary performing the actuarial function must prepare at least annually, a report for the company’s directors quantifying the company’s long-term liabilities attributable to the insurance company’s long-term insurance business, determining the value of any excess over those liabilities of the assets representing the long-term insurance fund and, where any rights of long-term policyholders to participate in profits relate to particular parts of such a fund, a valuation of any excess of assets over liabilities in respect of each of those parts.

The actuary performing the with-profits actuary function must, amongst other responsibilities, advise the firm’s management on key aspects of the discretion to be exercised affecting these classes of the with-profits business of the firm, and, at least once a year report to the firm’s governing body on key aspects (including those aspects of the firm’s application of its Principles and Practices of Financial Management (‘PPFM’) on which the advice described above has been given) of the discretion exercised in respect of the period covered by his report. All firms that carry on with-profits business are required to publish the PPFM that are applied in the management of their with-profits funds.

Distribution of profits and with-profits business

Under IPRU (INS), once an allocation of surplus in a with-profits fund has been made to policyholders, no transfer of assets representing any part of a subsequent surplus can be made, to shareholders or otherwise, unless either a defined relevant minimum of the surplus has been allocated to policyholders or a statutory notification procedure has been followed.

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

The PRA and FCA share responsibility for protecting policyholders’ reasonable expectations in relation to with-profits business. The PRA consulted on its approach to with-profits business in October 2014. Changes in rules are proposed to align the UK’s with-profits regulatory regime with Solvency II, when the Directive comes into effect. The PRA views the regulation of with-profits business as an important element of its approach to insurance supervision. The PRA and FCA will continue to liaise on the regulation and supervision of with-profits business according to the framework set out in the with-profits Memorandum of Understanding dated 1 April 2013. The PRA seeks to ensure that any discretionary benefit allocations or other changes with financial implications that the insurer has proposed are compatible with its continued safety and soundness, whereas the FCA has responsibility for monitoring whether the proposed changes are consistent with the insurer’s previous communications, the FCA’s conduct rules and the overriding obligation to treat customers fairly. The PRA has the power to prevent allocations being made if they would materially impair the firm’s safety and soundness.

Pensions

Pensions schemes are regulated independently of the PRA and FCA. In April 2005, the Pensions Regulator was set up as the statutory regulator for all work-based pension schemes. A work-based pension scheme is any scheme that an employer makes available to employees. There is also a separate Ombudsman, the Pensions Ombudsman, who investigates and decides complaints and disputes over the manner in which pension schemes are run.

In March 2014, the UK government announced wide-ranging changes affecting pensions to allow people the freedom to choose how and when to access their pensions during retirement. There are impacts on the retirement market specifically for drawdown. Most individuals, up until the time of this announcement, opted for an annuity at retirement that would pay an income for life. From April 2015, it is proposed that, regardless of size of pension pot, people aged 55 and over will be able to access their pension funds at their discretion, subject to their applicable marginal rate of income tax that year. Customers are delaying action until the new rules take effect.

From April 2015, defined contribution workplace pensions will be subject to new regulatory measures, including charging constraints and additional requirements for scheme governance and disclosure. This will entail changes to the fund proposition and system enhancements. Active members of ‘qualifying schemes’ for auto-enrolment who currently contribute to default funds that are not “charge cap” compliant, will only be able to continue to contribute to such funds where they specify to do so. The implementation costs are substantial and future business prospects uncertain. In particular, there are concerns regarding the impact on with-profits funds.

The direct financial impact will include an increase in ongoing operating costs and probable reductions in profit margins for all firms operating in this sector. This may be offset by an increase in market share, if the measures lead to further industry consolidation. It is too early to know the impact of these changes on Prudential UK in particular.

EU Directives on groups

Prudential is subject to the capital adequacy requirements of the Insurance Groups Directive (‘IGD’), as implemented in the PRA rules. The IGD pertains to groups whose activities are primarily concentrated in the insurance sector.

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

New EU solvency framework

The European Commission is continuing to develop a new prudential framework for insurance companies, ‘Solvency II’, which will repeal and replace the existing Life, Non-life, Re-insurance and IGD directives. The main aim of this framework is to ensure the financial stability of the insurance industry and protect policyholders through solvency requirements better matched to the true risks of the business. The Solvency II Directive, as amended by the Omnibus II Directive, is due to be transposed into national law in each member state by 31 March 2015 with implementation required from 1 January 2016.

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

A key aspect of Solvency II is the focus on a supervisory review at the level of the individual legal entity. Insurers will be encouraged to improve their risk management processes and will be allowed to make use of internal economic capital models to calculate capital requirements, subject to approval by the local regulator (the PRA in the UK). In addition, Solvency II requires firms to develop and embed an effective risk management system as a fundamental part of running the firm.

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

Solvency II is a framework directive and, therefore, much of the detail of the rules will be set out in ‘Level 2’ implementing measures. In October 2014, the European Commission adopted a legislative act containing these detailed Level 2 measures, which entered into force in January 2015. The EIOPA is also required to develop binding technical standards (which will require the approval of the European Commission) during 2015. These Implementing Technical Standards aim to ensure the uniform application of the Solvency II Directive and have been split into two parts running to different timescales. Still being consulted on are the Guidelines which are necessary to guarantee convergence of the Solvency II implementation as of the first day of its entry into force.

Further details on Solvency II and its implications for the Group are set out in Item 4—Group Risk Framework, and in Risk Factors – Risks related to Prudential’s Business.

ICAS+ and Internal Model Approval

Given that Solvency II is not due to be implemented until January 2016, shorter term regulatory efforts have shifted to ensuring that the momentum built towards better risk management over the last few years is not lost during the interim period. Insurers are also seeking to leverage the improved governance, risk management, and capital models they have developed in preparing for Solvency II.

In the UK, the PRA has allowed firms, such as Prudential, which have been in the internal model approval process (‘IMAP’) to use their Solvency II internal model to meet, as far as possible, current regulatory requirements under the ICA regime. This has been termed ‘ICAS+’ and the PRA has, as part of this, continued to evaluate a firm’s IMAP progress for UK elements of its internal capital model. Prudential has participated fully in the ICAS+ regime in the UK. Prudential’s formal internal model application is expected to be submitted in mid-2015 following transposition of the Solvency II Directive into UK law. In advance of this, Prudential expects to remain in regular contact with the PRA through the pre-application stage of the approval process for the internal model.

EIOPA Solvency II preparatory guidelines

The PRA issued a supervisory statement setting out its expectations of firms during the preparatory phase for Solvency II in December 2013, following an earlier consultation. On 1 April 2014, final guidelines issued by EIOPA on the preparation of Solvency II came into force. The guidelines cover four areas which EIOPA considers fundamental to ensure effective and convergent preparations for Solvency II. In the UK, these have been implemented by the PRA.

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

Markets in Financial Instruments Directive (‘MiFID’)

MiFID sets out detailed authorisation and operating conditions for investment firms and regulated markets. In October 2011, the European Commission published proposals to amend MiFID, the ‘MiFID2’ Directive and introduce a new Markets in Financial Instruments Regulation (‘MiFIR’). The detailed ‘Level 2’ rules are, however, still in consultation and are due to take effect in January 2017. MiFID and MiFIR will have a broad impact on the financial markets in Europe. The new regulations are wide ranging and the greatly increased pre- and post-trade transparency around fixed income trading and ban on all independent advisors and discretionary portfolio managers from retaining most inducements are likely to result in the main impacts on the M&G investment management business.

Capital requirements for investment business

Capital Requirements Directive (‘CRD’) IV is the EU implementation of Basel III, which is a global agreement by the Basel Committee on Banking Supervision in response to the financial crisis. Basel III contains a package of proposals to increase the prudential soundness of banks, and its implementation in the EU is designed to also cover certain investment firms. CRD IV took effect on 1 January 2014. CRD IV has no material impact on Prudential’s capital requirements.

Alternative Investment Fund Managers Directive (‘AIFMD’)

The AIFMD, a directive designed to regulate the management and marketing of alternative investment funds, including private equity and hedge funds entered into force on 21 July 2011. EU Member States were required to have implemented the AIFMD by 22 July 2013, with a one-year grace period for firms to gain approval as ‘Alternative Investment Fund Managers’ (‘AIFMs’). The relevant Prudential entities have been approved as AIFMs and are complying with the Directive as required.

Packaged Retail Insurance-Based and Investment Products Regulation (‘PRIIPR)

In order to facilitate similar disclosure for all investment products sold to retail clients (including insurance contracts), the European Commission proposed adopting a modified version of the Key Investor Information Document (‘KIID’) for all such products. The KIID will be a two-sided information sheet that will give investors all the key facts and figures about a fund. PRIIPR was agreed by the European Parliament and EU Council of Ministers in March 2014 and will take effect in December 2016. The relevant entities in the Prudential Group to whom PRIIPR will apply are currently reviewing the draft ‘Level 2’ rules.

Undertakings in Collective Investments and Transferable Securities Directive (‘UCITS V’)

Following the publication of AIFMD, the European Commission proposed to incorporate some of its provisions on depositaries, remuneration and sanctions into the existing mutual funds directive, UCITS IV. UCITS V was agreed by the European Parliament and EU Council of Ministers in March 2014 and is expected to enter into effect in March 2016. The relevant Prudential Group entities to whom UCITS V will apply are currently reviewing the draft ‘Level 2’ rules.

European Market Infrastructure Regulation (‘EMIR’)

The Regulation of the European Parliament and of the Council on OTC derivative transactions, central counterparties (‘CCPs’) and trade repositories, widely known as European Market Infrastructure Regulation, or ‘EMIR’, came into force on 16 August 2012, with its key provisions taking effect on a phased basis. Full implementation is expected to be achieved by the end of 2019. EMIR’s rules are intended to lessen risk and increase transparency within the OTC derivative markets by introducing for most counterparties: (i) a reporting obligation for all derivatives; (ii) a clearing obligation for eligible OTC derivatives; (iii) measures to reduce counterparty credit risk and operational risk for bilaterally cleared OTC derivatives, including through collateral requirements; (iv) common rules for CCPs and for trade repositories; and (v) rules on the establishment of interoperability between CCPs. The relevant Prudential Group entities have implemented the necessary changes to comply with EMIR requirements currently in effect, including the start of reporting obligations.

Market Abuse Directive / Regulation (‘MAD2’/‘MAR’)

Following a review of the EU’s Market Abuse Directive (‘MAD’), the European Commission proposed a new Market Abuse Regulation (‘MAR’) and a new Market Abuse Directive (‘MAD2’) in October 2011. The proposals included extending the scope of MAD to new trading venues, determining that attempted manipulation and use of inside information constitute market abuse, and providing for a minimum EU-wide level of administrative sanctions and criminal liability for more serious market abuse.

MAD2 and MAR were adopted by the European Parliament in June 2014 and are expected to enter into effect in July 2016. The UK Government has announced that it will not exercise its right under the Lisbon Treaty to opt into MAD2, preferring instead to maintain a modified version of the existing UK current regime for market abuse. M&G will implement the revised rules once the ‘Level 2’ implementing legislation and standards have been agreed.

Financial Transaction Tax (‘FTT’)

In February 2013, the European Commission proposed a Council Directive implementing a procedure of ‘enhanced cooperation’ on a common FTT for a sub-group of eleven EU Member States. Although the UK is not one of the participating Member States, under the current proposal, the FTT could in certain circumstances apply to transactions in the UK. If a FTT were to be agreed in its current proposed form, M&G may need to review its trading strategy and, from an operational perspective, make changes necessary to comply with any tax collection mechanism established. The FTT remains subject to negotiation amongst the participating Member States.

Asian Supervision and Regulation

1.	Regulation of insurance business

Prudential’s businesses in Asia are subject to all relevant local regulatory and supervisory schemes. These laws and regulations vary from country to country, but the regulators typically grant (or revoke) licenses and therefore control the ability to operate a business.

Industry regulations are usually widely drawn and include provisions governing both financial matters and the way business is conducted. In general, regulatory regimes will include features governing the registration of agents, regulation of product features, approval of products, asset allocation, minimum capital, the basis for calculating the company’s solvency and reserves, the valuation of policyholder liabilities, conditions for outsourcing non-core functions, policyholder and investor protection, as well as anti-money laundering (‘AML’) and ‘know your client’ requirements and data protection requirements. Regulatory authorities may also regulate affiliations with other financial institutions, shareholder structures and the injection of capital and payment of dividends. Financial statements and other returns are filed with the regulators. The regulators may also conduct physical inspections of the operations from time to time. A number of jurisdictions across Asia require insurance companies to participate in policyholder protection schemes (ie contribute to a fund to support policyholders in the event of an insurance company failing).

The increasingly extraterritorial approach of certain regulators outside Asia, aimed among other things at protecting financial systems from systemic risks and curbing tax avoidance, could have wider consequences on financial groups in the Asia-Pacific region. For example, firms based outside the US are increasingly being required to comply with certain US originated rules like FATCA (see ‘US Supervision and Regulation —Implementation of US Foreign Account Tax Compliance Act (‘FATCA’) provisions’ below), which will impact on the bancassurance business channel as banks will have to set up separate systems to deal with US customers. The effects of anti-bribery legislation in the UK, US and elsewhere have also become increasingly significant outside of such legislations’ home jurisdictions. Further, Prudential Corporation Asia’s (‘PCA’s’) business units will be required to adhere to Prudential’s group-wide policy designed to comply with the EU Solvency II requirements (although they will not each be required to be compliant on a solo entity basis). Asian regulators are monitoring closely how Solvency II is developed and implemented but are not currently requiring regulated insurance entities to comply.

Certain additional details of the regulatory regimes to which PCA’s insurance operations are subject are discussed below:

Hong Kong

Overview

Prior to 2014, the Hong Kong insurance business operated as a branch of PAC. Accordingly, the branch was indirectly regulated by UK regulators, as a result of PAC’s requirements to satisfy relevant UK capital requirements in addition to those of the local laws and regulations. Its insurance operations were directly regulated by the relevant Hong Kong regulators.

The Hong Kong branch of PAC was domesticated on 1 January, 2014, creating two subsidiaries, Prudential Hong Kong Limited (‘PHKL’) and Prudential General Insurance Hong Kong Limited (‘PGHK’), to separately manage the life and general businesses. Both entities are solely regulated by the relevant regulators in Hong Kong.

The Office of the Commissioner of Insurance (the ‘OCI’) is currently the regulatory body that administers the Insurance Companies Ordinance (the ‘ICO’). The OCI is headed by the Commissioner of Insurance who has been appointed as the Insurance Authority (the ‘IA’) for administering the ICO. The principal functions of the IA are to ensure that the interests of policyholders or potential policyholders are protected and to promote the general stability of the insurance industry, including by authorising insurers to carry on insurance business in Hong Kong, regulating insurers’ conduct primarily through the examination of the annual audited financial statements and business returns insurers submit, and development of legislation and guidelines on insurance supervision. A key supervisory responsibility relates to solvency margin requirements contemplated by the ICO, as further discussed below.

The Financial Services and Treasury Bureau is in the process of drafting legislation to facilitate the transition to an Independent Insurance Authority (‘IIA’) in Hong Kong. In October 2013, a working group was established to ensure a smooth transition to the statutory licensing regime under the IIA. Legislation is being enacted by way of the Insurance Companies (Amendment) Bill 2014 to facilitate the establishment of the IIA by mid-2015. Both subsidiaries are also subject to the codes and guidance developed by a self-regulatory body—the Hong Kong Federation of Insurers (the ‘HKFI’). HKFI actively promotes its self-regulatory regime with respect to areas like conduct of insurers and insurance intermediaries, cooling off initiatives, policy replacement and initiative on needs analysis. The Insurance Agents Registration Board of the HKFI is responsible for administering the registration and approval of insurance intermediaries of insurance agents, their responsible officers and technical representatives; and handling complaints against them and providing enquiry services to and handling complaints from the public relating to insurance agents.

In addition, the sale of mandatory pension products by agents is regulated by the Mandatory Provident Fund Authority (the ‘MPFA’), which licenses and supervises the conduct of MPF intermediaries.

The Hong Kong Life business is also regulated by the Hong Kong Securities and Futures Commission (the ‘SFC’) for its offering of investment linked products.

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

For general business insurers, the ICO stipulates an absolute minimum solvency margin of HK$10 million. Above these minimum levels, solvency margins are calculated on the basis of the greater of an insurer’s relevant premium income (defined as the greater of gross premium income after deduction of reinsurance premium payments or 50 per cent of gross premium income) or relevant outstanding claims (defined as the sum of unexpired risks plus the greater of 50 per cent of claims outstanding before deduction of sums recoverable from reinsurers or the amount of claims outstanding after deduction of sums recoverable from reinsurers).

There is also a consultation currently underway by the IA in considering moving towards a risk-based capital (‘RBC’) regime. The consultation is in its very early stage and is seen as responsive to the RBC -related Insurance Core Principles issued by the IAIS in 2011.

Indonesia—PT. Prudential Life Assurance

Overview

PT. Prudential Life Assurance is authorised to carry on long-term (ie, for an indefinite period) insurance business in Indonesia. Prudential’s operations in Indonesia are authorised to distribute life insurance products based on either conventional or Shariah principles, through agency and bancassurance (including direct marketing) channels. While the regulations for life products based on conventional principles are fully developed (in accordance with current market conditions), the government has promulgated new regulations in relation to life products with Shariah principles.

The Otoritas Jasa Keuangan (‘OJK’) is the regulator responsible for supervising the banking industry, capital markets and the insurance industry. Established as an independent regulator in 2013, the OJK has assumed supervisory responsibility of the non-bank financial institutions from the Ministry of Finance (‘MoF’) and the banking sector from Bank Indonesia (‘BI’). The financial regulatory regime in Indonesia now operates on a ‘twin peaks’ model with the OJK responsible for microprudential supervision and BI retaining its macroprudential responsibilities. The Indonesia Life Insurance Association (‘AAJI’) continues to act as a conduit between insurers and the MoF and OJK in terms of the development of new regulations and guidelines. Insurance sales forces are licensed by the AAJI. The Indonesia Sharia Insurance Association (‘AASI’) acts in the similar capacity as AAJI in relation to the Shariah (known as Syariah in Indonesia) business. The implementation of AML controls in the insurance industry is monitored by the Indonesian Financial Transaction Reports and Analysis Center (or Pusat Pelaporan dan Analisis Transaksi Keuangan in Indonesian (the ‘PPATK’) ).

The OJK regulations on Consumer Protection (‘POJK1’) came into force on 6 August 2014. Accordingly, the implementing circulars covering the five key areas of Financial Literacy, Complaints Handling and Settlement, Information on Products and Services, Standard Agreements, and Customer Confidentiality were issued between February and September 2014.

The new Insurance Law also came into effect on 23 September 2014, replacing the Insurance Law No. 2 1992. This legislation brings across wide fundamental changes, such as ownership and control, the establishment of an insurance guarantee program (further rules only expected from 2018 onwards), spinning off Shariah (Takaful) window operations from the conventional business within 10 years, and the imposition of stiffer penalties and sanctions for non-compliance.

Capital requirements

The minimum capital requirement for insurers who operate in Indonesia is Indonesian Rupiah (‘IDR’) 100 billion. Further, the minimum regulatory requirement for solvency margin is 120 per cent, which is a percentage of net admitted assets, as defined by the regulation, to the minimum risk-based capital for regulatory solvency.

In March 2014, the OJK instituted an annual levy on insurance companies for general OJK supervision in accordance to Regulation 11 of 2014. The quantum of the levy imposed is 0.045 per cent of the value of the assets, with a minimum of IDR 10 million (US$770).

Singapore—Prudential Assurance Company Singapore (Pte.) Limited

Overview

Prudential Assurance Company Singapore (Pte.) Limited is registered by the Monetary Authority of Singapore (the ‘MAS’) to design and sell both life and general insurance business pursuant to the Singapore Insurance Act.

Under the Singapore Insurance Act, the MAS is responsible for insurance regulation and supervision of insurance companies. MAS regulation covers, among other things, the appointment and training of representatives, maximum tier structure, loans and advances, disciplinary action, product disclosure, sales processes and replacement (switching) of life policies. The MAS also has responsibility for supervising compliance with AML provisions, though suspicious transactions must also be notified to the Commercial Affairs Department, an enforcement agency of the Singapore Police Force.

Another relevant regulatory authority for the Singapore business is the Central Provident Fund (the ‘CPF’) Board, which acts as a trustee of social security savings schemes jointly supported by employees, employers and the government. The CPF Board regulates insurers in the operation of various CPF schemes including the CPF Investment Scheme where CPF monies are used by policyholders to purchase insurance policies such as annuities and investment linked policies.

The MAS and CPF Board have very detailed regulatory frameworks to govern insurance companies and the distribution of insurance products in Singapore.

Capital requirements

A registered insurer is required at all times to maintain a minimum level of paid-up ordinary share capital and to ensure that its financial resources are not less than the greater of (i) the sum of the aggregate total risk requirement of all insurance funds established and maintained by the insurer under the Singapore Insurance Act; (ii) where the insurer is incorporated in Singapore, the total risk requirement arising from the assets and liabilities of the insurer that are not attributable to any insurance fund established and maintained under the Singapore Insurance Act (including assets and liabilities of any of the insurer’s branches located outside Singapore); or (iii) a minimum amount of 5 million Singapore Dollars (US$3.6 million).

Registered insurers in Singapore are subject to an RBC framework. The framework sets out the valuation methodology for assets and liabilities, rules relating to the operations of life insurance funds, capital requirement rules, the role of actuaries, and a set of statutory reporting standards. An insurer must notify the MAS when it has failed or is likely to fail to comply with the mandated RBC indicators or when a financial resources warning event, defined as an event that results in the financial resources of the insurer being less than 20 per cent of the aggregate of (i) mentioned immediately above, or a minimum amount of 5 million Singapore Dollars, has occurred or is likely to occur.

The MAS also has the authority to direct that the insurer satisfy capital adequacy requirements in addition to those set forth under the Singapore Insurance Act if the MAS considers such additional requirements appropriate.

Malaysia—Prudential Assurance Malaysia Berhad

Overview

Prudential Assurance Malaysia Berhad has a composite licence to carry on both life and general insurance business in Malaysia.

The Bank Negara Malaysia (‘BNM’) is the central bank of Malaysia and is the regulatory body responsible for supervising and regulating the financial services sector, including the conduct of insurance and Takaful business. BNM places considerable emphasis on fair market conduct by the insurance industry and protection of consumers’ interests. BNM is also responsible for administering legislation in relation to AML matters. Further, under the Financial Services Act, 2013 (the ‘FSA’), BNM may enforce sanctions on financial institutions.

In addition, Prudential Assurance Malaysia Berhad is a member of the Life Insurance Association of Malaysia and the General Insurance Association of Malaysia, which are both self-regulated bodies. Resolutions and circulars issued by these associations are binding on the member insurance companies.

The regulatory and supervisory framework of Malaysia entered a new stage of its development with the introduction of the IFSA on 30 June 2013. The FSA is now the principal legislation governing insurance business in Malaysia. Under this new statutory framework, insurers are required to restructure their lines of business. Composite insurers will be required to establish separate entities or divest one of their lines of business within a period of five years. The regulations also require additional resources to be allocated to address any weaknesses of internal controls within the business. The FSA also places greater accountability on the board of directors and senior management in their management and oversight of an insurer. During 2014, BNM issued a number of guidelines aimed at further enhancing the effectiveness of the control functions, governance framework and overall supervision of both conventional insurers and Takaful operators. These include Guidelines on Regulating and Supervising Financial Groups (issued in May 2014), Guidelines on Appointed Actuary (issued in April 2014 and effective from 1 January 2015), Guidelines on External Auditors (issued in August 2014 and effective from 1 January 2015) and Guidelines on Operational Risk Reporting (issued in September 2014). In June 2014, BNM issued a concept paper on operational risk, setting out proposed standards and guidance in relation to the management of operational risks in all activities, products and services offered by financial institutions. In October 2014, BNM issued a concept paper to promote higher standards of compliance in financial institutions, highlighting the importance of a strong compliance culture underpinned by high ethical standards and integrity. This paper stressed the importance of setting the ‘tone from the top’ and encouraged management not only to adhere to regulatory requirements, but also high standards of ethical conduct.

In November 2013, the BNM released a consultation paper on “Life Insurance and Family Takaful Framework”, setting out proposals to support the long-term sustainable growth and development of the life insurance and family Takaful industry. The proposals are expected to expand the distribution of life insurance and Takaful and also strengthen market practices by enhancing consumer protection requirements. The key proposals include partial removal of operating cost limits offset by caps on allocation rates for unit link products, diversification of distribution by increasing penetration of bancassurance and zero-commission direct marketing, encouraging the establishment of more independent financial advisers by lowering capital requirements, and remuneration of intermediaries based on a balanced scorecard system.

Capital requirements

Minimum paid up share capital for insurers is RM 100 million (US$27 million).

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

Under the RBC framework guidelines, the Board of Directors and senior management of an insurer are also expected to identify, monitor and control risks which are not adequately addressed under the framework. An insurer is also expected to manage actively its capital adequacy by taking into account the potential impact of its business strategies on its risk profile and overall financial resilience. BNM has set a Supervisory Target Capital Adequacy Level of 130 per cent.

BNM implemented the internal capital adequacy assessment process (ICAAP) regime for the insurance sector in September 2012. This set out the framework for meeting risk-based capital requirements. The ICAAP is a comprehensive and forward-looking assessment which requires insurance companies to consider material risks and to demonstrate how these risks will be addressed by their capital management program.

Malaysia (Takaful business)—Prudential BSN Takaful Berhad

Overview

Prudential BSN Takaful Berhad (‘Prudential Takaful’) (a Prudential joint venture with Bank Simpanan Nasional) was the first overseas insurer to be granted a domestic Takaful License in Malaysia.

The Takaful business in Malaysia is also regulated by BNM. In addition, Prudential Takaful is required to be a member of the Malaysian Takaful Association (‘MTA’), an association for Takaful operators that seeks to improve industry self-regulation through uniformity in market practice and to promote a higher level of co-operation.

Takaful in Malaysia is considered to be part of mainstream mercantile law, and is subject to the civil court structure. It is not regulated by Shariah law in Shariah courts. However, the operations of a Takaful Operator (‘TO’) must conform to the rules and requirements of Shariah as regulated in the Islamic Financial Services Act 2013 (‘IFSA’), which came into effect from 30 June 2013, repealing the earlier Takaful Act 1984. The IFSA now provides a comprehensive legal framework that is fully consistent with Shariah in all aspects of regulation and supervision, from licensing to the winding-up of an institution. The IFSA is similar to the FSA issued for conventional insurers. As applicable for conventional insurers, composite TOs will also be required to establish separate entities or divest one of their lines of business. One key implication of the IFSA for joint venture TOs (such as Prudential Takaful) is the requirement to establish a financial holding company. This applies to any company which holds an aggregate interest in shares of more than 50% in a licensed person, or 50% or less in a licensed person but has control over the licensed person (if Bank Negara considers it necessary).

The IFSA recognises the BNM’s Shariah Advisory Council (‘SAC’) as the sole authority on Shariah matters. As the reference body and advisor to BNM on Shariah matters, the SAC is also responsible for validating all Takaful products to ensure their compatibility with Shariah principles. A TO is also required to establish a Shariah Committee, approved by BNM, to which the SAC will give guidance and advice on operations and business activities. BNM has also issued a specific Shariah Governance Framework that prescribes governance arrangements for Islamic Financial Institutions, including TOs.

The BNM’s consultation paper on “Life Insurance and Family Takaful Framework” referred to in the sub section above also impacts on the family Takaful industry.

Capital requirements

The Takaful Operational Framework, which came into force on 2 January 2012, strengthens the operational and valuation requirements of Shariah law such that the paid-up capital requirement is RM 100 million (US$27 million). The regulator has also published a new RBC framework for Takaful which aims to facilitate sound management of capital, aligned to the TO’s risk profile. Full implementation began in January 2014.

Thailand—Prudential Life Assurance (Thailand) Public Company Limited

Overview

Prudential Life Assurance (Thailand) Public Company Limited (‘PLT’) holds a life insurance license and is authorised to offer life and general insurance products. This also includes an authorisation to offer products with an investment linked feature.

PLT is regulated and supervised by the Office of Insurance Commission (‘OIC’), the independent regulatory organisation handling day-to-day insurance business affairs and reporting to the Ministry of Finance. The OIC has the power to manage and supervise insurance companies, protect insured persons and the general public, implement policies with respect to insurance funds, and regulate the professional conduct, qualifications and licensing of insurance brokers, agents and actuaries.

In respect of AML, all life insurance businesses are also regulated by the Anti-Money Laundering Office (‘AMLO’). All suspicious transaction reporting is to be made to Thailand’s Financial Intelligence Unit (‘FIU’).

In the third quarter of 2014, the OIC released its third Insurance Development Plan (2015-2019) to further develop and strengthen the life insurance industry. This plan outlines three key strategies: (i) restructuring the industry and lifting operating standards; (ii) enhancing efficiency and building a competitive environment; and (iii) improving insurance awareness and further enhancing the knowledge of insurance personnel.

The 2013 draft regulations covering audit, internal controls and governance were implemented in June and August 2014. These regulations aim to strengthen the management and oversight of insurance companies. Key requirements include mandating more independent directors in the various governance fora and prescribing terms of conduct for audit committee members. These regulations also prescribe formal reporting procedures for companies to bring matters to their boards of directors or to their audit committees.

Capital requirements

Effective from September 2011, all insurance companies are required to comply with the RBC framework. Capital adequacy is measured based on the Capital Adequacy Ratio (‘CAR’), which is determined as the Total Capital Available divided by the Total Capital Required, using the appraisal value of assets and liabilities as prescribed by OIC Notifications. The capital to be preserved should be not less than the sum of capital for all risks and assets as prescribed in the regulation, subject to a minimum requirement of 50 million Thai Baht (US$1.5 million).

Insurers are required by law to maintain capital greater than the prescribed minimum CAR of not less than 100 per cent. However, in case the insurer has a CAR of less than 140 per cent, the OIC may intervene to oversee the insurer’s financial status.

Taiwan—PCA Life Assurance Company Limited

Overview

PCA Life Assurance Company Limited is licensed to conduct life insurance business in Taiwan.

The Financial Supervisory Commission (‘FSC’) is responsible for regulating the entire financial services industry, including the banking, securities and insurance sectors. The FSC’s responsibilities include supervision, examination and investigation. The Insurance Bureau (‘IB’) under the FSC acts as the executive supervisory authority for the FSC and is responsible for the insurance sector, while the Financial Examination Bureau (the ‘FEB’) principally carries out examinations and on-site visits of all financial institutions, including insurance companies, generally every two years. The Investigation Bureau under the Ministry of Justice is responsible for supervision of AML and counter financing of terrorism (‘CFT’)efforts.

Capital requirements

The Insurance Act requires all insurance companies to maintain an RBC ratio of not less than 200 per cent. The ratio is determined as the adjusted net capital compared against the risk-based capital. This measurement takes into consideration asset, insurance, interest and other relevant risks as required in calculating the capital on a risk-adjusted basis. Any company failing the threshold may be subjected to measures ranging from restrictions in business operations to the withdrawal of business license.

The regulator may also introduce different ratio limits for the purpose of qualifying insurance companies to conduct certain business activities, such as imposing limitations on foreign investment by such companies.

South Korea—PCA Life Insurance Company Limited

Overview

PCA Life Insurance Company Limited is authorised to carry on life insurance business in South Korea including but not limited to casualty insurance, illness insurance, nursing insurance and incidental business and services related thereto.

South Korea’s financial supervision structure is composed of the Financial Services Commission (the ‘FSC’) and the Financial Supervisory Service (the ‘FSS’). As South Korea’s principal supervisory authority, the FSC is given a broad statutory mandate to carry out three key functions: financial policy formulation, financial institution and market oversight, and anti-money laundering. It also issues regulatory licenses to financial institutions. The FSS acts as the executive supervisory authority for the FSC and principally carries out examination of financial institutions along with enforcement and other oversight activities as directed or charged by the FSC.

In respect of a AML, the Korea Financial Intelligence Unit leads the government’s AML and CFT efforts by formulating and implementing AML/CFT policies and regulations, supervising and overseeing financial institutions’ compliance to the AML/CFT obligations and collecting and analysing reports filed by financial institutions.

In recent years, the FSC has moved away from its interventionist approach in response to the evolving and liberalised landscape. The most prominent change has been a deregulation in asset management and product design activities. However, in connection with deregulation, the FSC has also sought to strengthen supervision.

Capital requirements

A risk-based supervision framework applies to insurers, encompassing an RBC solvency requirement, a risk assessment and application system (‘RAAS’), which assesses insurers’ various risks, relevant internal controls, and risk disclosure.

Under the RBC solvency requirement, the ratio of an insurer’s available capital to required capital is calculated, and the analysis of equity capital used to determine capital adequacy must take into account market, credit, operational, insurance and interest rate risks, which are not taken into consideration under the solvency margin requirement. The scheme requires the RBC ratio be calculated based on integrated financial statements reflecting assets, liabilities and capital of affiliates and subsidiaries.

In the event an insurer fails to satisfy the applicable capital adequacy requirement and this poses a threat to the financial soundness of that insurer in South Korea, the FSC may take corrective action, ranging from issuing a recommendation to an insurer to increase its capital reserves or to restrict its investments in high-risk securities and other assets to issuing an order to an insurer to suspend its business or transfer its business to a third party.

On 31 July 2014, FSS announced plans to improve their supervisory system on the insurers’ financial solvency. New changes are expected in phases and would involve strengthening RBC capital requirement from various risk assessments, adopting the “Own Risk & Solvency Assessment” (“ORSA”) system & disclosure and introducing IFRS reporting. These actions are part of the regulator’s efforts to improve financial consumer protection, achieving greater consistency with global regulatory standards and adopting a new accounting standard. Actual implementation is expected to be in 2018.

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

Capital requirements

The minimum registered paid-up capital of a foreign invested insurance company is RMB200 million (US$32.5 million). A similar requirement is imposed on a Chinese branch of a foreign insurance company. Both foreign invested insurance companies and Chinese branches of foreign insurance companies are required to maintain a solvency ratio that is not lower than 100 per cent. Under relevant PRC regulations, the solvency ratio is the ratio of actual capital to the minimum capital requirement applicable to the insurer pursuant to relevant regulations. The actual capital is the difference between the admitted assets and admitted liabilities. The CIRC requires solvency reports to be submitted quarterly, annually or ad hoc as required by the CIRC. Where an insurer is not able to meet its solvency requirement, it is required to immediately report to the CIRC.

Philippines—Pru Life Insurance Corporation of UK

Overview

Pru Life Insurance Corporation of UK is licensed in the Philippines as a life insurance company and is also permitted to offer health, accident and disability insurance.

The Insurance Code of the Philippines, as amended (‘Insurance Code’), gives the power to supervise and regulate the operations and business of insurance companies to the Insurance Commission (‘IC’). The IC is a government agency under the Department of Finance, and is headed by the Insurance Commissioner. IC regulation and supervision seeks, amongst other things, to ensure that adequate insurance protection is available to the public at a fair and reasonable cost and to ensure the financial stability of the insurance industry so that all legitimate claims of the insured public are met promptly and equitably, and to safeguard the rights and interests of the insured.

Major revisions were made to the Insurance Code in 2013 with the two key objectives of allowing the insurance industry to better compete with the banks by removing the need for joint venture arrangement in conducting bancassurance business, and preparing insurance companies for the implementation of ASEAN Free Trade Area in 2015 by requiring staggered increases in capitalisation.

Capital requirements

The revised Insurance Code requires new insurance companies to have a paid-up capital of at least Php 1 billion (US$22.6 million), whilst all existing insurance companies must comply with the staggered increase in “net worth” of Php 250 million from June 2013 to Php 1.3 bn by the end of 2022. According to the Insurance Code, “net worth” shall consist of (a) paid-up capital, (b) retained earnings, (c) unimpaired surplus, and (d) revaluation of assets as may be approved by the Insurance Commissioner.

The Insurance Code also provides the President of the Philippines with the authority to order a periodic review every two years of the capital structure set out above to determine the capital adequacy of the local insurance industry. For this purpose, a review committee consisting of representatives from Department of Finance, the Insurance Commission, the National Economic and Development Authority, the Securities and Exchange Commission (of the Philippines) and other agencies which the President may designate, shall conduct the review and may recommend to the President to adopt adjustments to the capital requirements of insurance companies.

India—ICICI Prudential Life Insurance Company Limited

Overview

ICICI Prudential Life Insurance Company Limited (Prudential’s joint venture with ICICI Bank Limited in which Prudential has a 26 per cent share) is authorised to carry on long-term life insurance business in India.

Insurance is subject to federal regulation in India. The Insurance Regulatory & Development Authority (‘IRDA’) which was set-up under the IRDA Act, 1999, is the regulator for insurance business in India. The IRDA’s duties include issuing certificates of registration to insurance companies, protecting the interests of policyholders, and regulating, promoting and ensuring the orderly growth of the insurance industry.

The principal legislation for insurance business is the Insurance Act, 1938. Regulations and guidelines on specific matters have also been notified to carry out the purposes of the Insurance Act and to provide rules and norms for conduct of operations. In relation to AML & CFT requirements, insurers must also adhere to requirements of the Prevention of Money Laundering Act, 2002 and specific guidelines issued by IRDA in this regard. The Financial Intelligence Unit-India (‘FIU-IND’) is entrusted with the responsibility of receiving cash/suspicious transaction reports, analysing them and, as appropriate, disseminating valuable financial information to intelligence/enforcement agencies and regulatory authorities.

The company is also a member of the Life Insurance Council, the industry association for life insurance companies.

In October 2012, the cabinet approved an amendment to the Insurance Bill 2008 to raise the Foreign Direct Investment (‘FDI’) from 26 per cent to 49 per cent. Besides raising the FDI ceiling, the Insurance Bill proposes about 100 amendments, which include key changes such as placing responsibility on insurers for the acts and omissions of its agents. The Insurance Bill was notified and made effective from 26 December 2014 with the issue of The Insurance Laws (Amendment) Ordinance, 2014. The Insurance Amendment Bill was passed by both the upper and lower houses by the Indian Parliament in March 2015 and the FDI percentage can be expected to change in a number of joint ventures.

Other significant regulatory developments expected in 2015 include a pilot of policy digitisation (the IRDA is expected to further revise its guidelines on digitising insurance policies) and the publication of guidelines to regulate policy churn/replacement. In addition, effective in 2015, insurers will be required to post details of unclaimed amounts (subject to a minimum claim amount) on their respective websites.

The IRDA has also established a working group to conduct a comprehensive review of the corporate governance rules for insurers with a view to harmonising it with the governance and disclosure requirements of the Companies Act 2013. The workgroup is expected to complete its work by early 2015. In addition, a joint taskforce has been established by the IRDA, the Pensions Funds Regulatory and Development Authority (‘PFRDA’) and the Securities and Exchange Board of India (‘SEBI’) to look into the varying commission structures across insurance, pensions and mutual funds.

In the space of investment, the IRDA is looking to allow insurers to deal in equity derivatives and exploring the viability to invest in Real Estate Investment Trusts.

Capital requirements

Every insurer must maintain an excess of assets over liabilities and the Required Solvency Margin (‘RSM’) for an insurer is the higher of Rs.500 million (US$8 million) or formulaic calculation of net premium or formulaic calculation of net claims. The Available Solvency Margin, which is the excess in the policyholder funds and shareholder funds, must be at least 150 per cent of the RSM.

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

Generally, the Insurance Business Law and its guiding regulations focus on administrative supervision of insurance operations. In practice, the Insurance Business Law reserves most of its items for insurance contracts (ie, for the terms and conditions of policies) in order to protect policyholders’ interests. Furthermore, the MoF has issued the new regulation on bankruptcy procedures for insurers, securities and financial institutions in late 2008, to allow it to take timely intervention to control the solvency of insurance companies.

AML controls in the insurance industry are monitored by the Anti-Money Laundering Department under the Banking Inspection, State Bank of Vietnam. In relation to AML, a new circular was published in February 2014 to establish electronic reporting of large cash transactions and enhanced due diligence, including ongoing diligence of high -risk customers. A circular on insurance business carried out by credit institutions and branches of foreign banks was also effected in September 2014, strengthening market conduct requirements on licensing and training, including monitoring of credit institutions and bank staff.

Other significant regulatory developments include the draft amendment to Circulars 194 on 17 December 2014, amending Circulars 124 and 125 (issued previously). Circular 194 provides further guidance in relation to the implementation of the Insurance Business Law, and took effect on 1 February 2015. Significant changes include the requirement that insurance businesses use the same compensation scheme for new and current agents, removal of the requirements of training time and trainer’s criteria, and agent licence examination to also be organised by the MoF.

Capital requirements

Insurers are required to have funds of at least Vietnamese Dong 600 billion in capital, throughout the course of their operations. Further, solvency capital requirement is determined as 4 per cent of reserves plus a specified percentage of 0.1 per cent of sums at risk for policies with original term less than or equal to five years or 0.3 per cent of sums at risk for policies with original term of more than five years. An additional capital requirement of Vietnamese Dong 200 billion is also required for companies transacting unit-linked business.

Cambodia—Prudential (Cambodia) Life Assurance Plc

The company was granted in-principle approval in June 2012 to establish life insurance operations in Cambodia and received its full operating licence from the Ministry of Economy and Finance (MEF) on 31 December 2012 and started selling life insurance policies in January 2013.

The Insurance and Pension Department of the Financial Industry Department, a division of the MEF, is the insurance regulator.

Insurance activities are principally governed under the Insurance Law, which came into effect in 2000 (and was further amended in 2014) and the Sub-Decree on Insurance, which was adopted by the Government in September 2001. Specific guidelines on aspects of insurance operations and corporate governance have also been notified by the MEF.

Capital requirements

A life insurance company is required to have a minimum capital of International Monetary Fund special drawing rights (‘SDR’) 5 million (SDR 10 million for a composite insurance company). Insurers must maintain a deposit with the National Treasury, equivalent to 10 per cent of registered capital, and also a solvency margin determined on the basis of years of operation and net premium income.

Japan—PCA Life Insurance Company Limited (‘PCA Life Japan’)

Overview

The Financial Services Agency of Japan (the ‘JFSA’) regulates insurance companies and other financial institutions. In particular, the Insurance Business Division of the JFSA specifically undertakes the supervision of insurance companies. PCA Life Japan is licensed by the Prime Minister of Japan (who delegates most of the supervisory functions to the JFSA) as a life insurance company. PCA Life Japan ceased underwriting new policyholder contracts from 15 February 2010. On 16 July 2013, Prudential Holdings Limited reached an agreement with SBI Holdings, Inc to sell its closed book life insurance business in Japan, PCA Life Insurance Co. Ltd, for US$85 million, with US$68 million paid on completion and a further payment of up to US$17 million contingent upon future performance of PCA Life Japan, subject to regulatory approval. The transaction was completed in February 2015.

2.	Regulation of investment and funds businesses and other regulated operations

Prudential conducts investment and fund businesses through subsidiaries or joint ventures in the following countries in Asia through Eastspring Investments: Hong Kong, Japan, Korea, Taiwan, The People’s Republic of China, India, Singapore, Malaysia, Dubai, Vietnam and Indonesia. Eastspring Investments also has entities in the US and Luxembourg. All operations are authorised and licensed by the relevant authorities, or exempted from licensing under the relevant regulations, where applicable.

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

Eastspring Investments (Hong Kong) Limited (‘Eastspring HK’), incorporated in Hong Kong, is a wholly owned subsidiary of Prudential Plc. Eastspring HK is licensed with the HKSFC and authorised to deal in and advise on securities and undertake asset management activities in Hong Kong. It also holds a QFII (Qualified Foreign Institutional Investors) license issued by the China Securities Regulatory Commission (‘CSRC’). The company is also registered with the Korea Financial Supervisory Service (KFFS) as an offshore investment advisor for investment advisory business and investment discretionary management business. The funds authorised for offering in Hong Kong by Eastspring HK are also registered in Macau with the Monetary Authority of Macau.

Some of the material developments in Hong Kong in 2014 include:

•	Implementation of a resolution regime for financial institutions in accordance with the standards set by the FSB;
•	The launch of the Shanghai-Hong Kong Stock Connect which allows eligible investors in Hong Kong and Mainland China, respectively, to invest in listed shares in the other jurisdiction; and
•	Issuance of a concept paper by HKEx (operator of the Hong Kong Stock Exchange) to introduce a weight voting rights structure that is disproportionate to shareholdings (ie, a move from the current one-vote-one-share to many-votes-one-share for certain class of shareholders).

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

Singapore

Eastspring Investments (Singapore) Limited (‘Eastspring Singapore’), an indirect wholly-owned subsidiary of Prudential plc, is regulated by the MAS. Eastspring Singapore holds a Capital Markets Services (‘CMS’) license, to conduct the regulated activities of fund management and dealing in securities. Eastspring Singapore is also an exempt financial adviser under the Financial Advisers Act. In addition, Eastspring Singapore is admitted by the CPF as a Fund Management Company (‘FMC’) under the CPF Investment Scheme (‘CPFIS’) and may manage unit trusts included under the CPFIS. It also holds certain registrations in foreign jurisdictions including the US, South Korea, India, Japan, Australia and Canada.

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

Eastspring Investments Berhad is also an appointed Fund Management Institution for Unit Trust Fund under the Employees Provident Fund’s (‘EPF’) Members Investment Scheme. The EPF is a social security institution formed according to the Laws of Malaysia, Employees Provident Fund Act 1991 (Act 452) which provides retirement benefits for members through management of their savings in an efficient and reliable manner.

Following the Memorandum of Understanding for the ASEAN Collective Investment Schemes (‘CIS’) Framework (‘Framework’) by the SC, the MAS and the Securities and Exchange Commission Thailand in October 2013, the ASEAN Capital Markets Forum had on 25 August 2014 announced that the Framework for cross-border offering of CIS is now operational in Malaysia, Singapore and Thailand. Several guidelines have been revised and the Handbook for CIS Operators of ASEAN CIS was issued by the SC to streamline regulatory processes between Malaysia, Singapore and Thailand. With the implementation of the Framework, Eastspring Investments Berhad’s funds may now be marketed in Singapore and Thailand, and qualified CIS operators from Singapore and Thailand may also market its funds directly to investors in Malaysia. The opening of these markets will increase competition for Eastspring Investments Berhad.

China

CITIC-Prudential Fund Management Company Limited, a joint venture between Prudential and CITIC Group (China International Trust and Investment Corporation), was incorporated in Shanghai in September 2005. It is regulated by the China Securities Regulatory Commission (‘CSRC’) and holds the license of mutual funds, DAM products and advisory services. The CSRC supervises the establishment of fund management companies (‘FMCs’) and the launch of securities investment funds. The legislative framework of China’s fund industry comprises the China Securities Investment Funds Law (the ‘Fund Law’) and a set of ancillary regulations (the ‘Fund Regulations’). The Fund Law was revised, and supplemental measures thereto were enacted, on 1 June 2013. This revision to the Fund Law allows individual ownership of fund management companies and lifts personal trading and investment restrictions, granting more discretion to FMCs in their daily operation. While the Fund Law and Fund Regulations articulate the rules and requirements which must be adhered to by all FMCs, the supervisory approach of CSRC, to a certain extent, is also principles- based. The Chinese authorities aim to protect the legitimate rights and interests of investors and other relevant parties, and thereby to promote the healthy development of securities investment funds and securities markets. The CSRC started a process of deregulation, including, a 2010 measure to lift the control over product approvals, which enables FMCs to launch more fund products.

The most important fund regulation issued by CSRC in 2014 is the Administrative Measures for the Operation of Publicly Offered Securities Investment Funds (‘Administrative Measures’), which came into force on 8 August 2014. The Administrative Measures have revised certain rules applicable to publicly-offered securities investment funds. Firstly, Fund of Funds (or FOFs) is recognised as a new type of fund under this regulation. Furthermore, the minimum stock holding of a stock fund is increased from 60 per cent to 80 per cent of its net asset value. Moreover, a fund’s leverage ratio may not exceed 140 per cent (however, exemptions may apply to capital guaranteed funds or closed-ended funds).

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

Mutual funds in India are comprehensively regulated by SEBI (Mutual Funds) Regulations, 1996, the Indian Trusts Act, 1882, relevant provisions of Companies Act, 2013, and other applicable laws. All mutual funds are required to be in the form of trusts. The trustee functions are carried out by separately established trust companies or boards of trustees. In all cases, the trust deed must be approved by the SEBI. AMC has obtained registration from the SEBI to act as a Portfolio Manager under SEBI (Portfolio Managers) Regulations 1993. AMC under its portfolio management license has also been appointed as the investment manager by the Trust for managing the scheme launched under the ICICI Prudential Venture Capital Fund.

In 2005, SEBI confirmed it had no objection to AMC undertaking Advisory Services to Offshore Funds. AMC has commenced the provision of Advisory Services. Additionally, the AMC has also received approval from SEBI to act as the investment manager to the funds launched under Securities and Exchange Board of India (Alternative Investments Funds) Regulations, 2012.

ICICI Prudential Venture Capital Fund (‘VCF’) also has registration from SEBI under the SEBI (Venture Capital Funds) Regulations, 1996 (the VCF Regulations). Our joint venture in India now has three licences as a result of this, in mutual fund, portfolio management and venture capital, and is also permitted to act as the investment manager to funds launched under Securities and Exchange Board of India (Alternative Investment Funds) Regulations, 2012.

Japan

Eastspring Investment Limited is registered with the Kanto Local Finance Bureau under the JFSA to engage in (a) second financial instruments business, (b) investment management business, (c) investment advisory & agency business and (d) ancillary business under the Financial Instruments and Exchange Act (‘FIEA’).

The company is also a member of the Investment Trusts Association, Japan and the Japan Investment Advisers Association. Both associations are self-regulatory bodies under FIEA. Eastspring Investment Limited is required to comply with the policies and regulations issued by these associations, which are authorised to conduct on and off-site inspection in addition to the inspection conducted by the Securities and Exchange Surveillance Commission which is an inspection arm of the JFSA.

Under its registration in respect of the second financial instruments business, the company is permitted to explain and solicit products but the actual sales of Eastspring Investments Limited’s funds are made to investors through distributors. It does not therefore set up or maintain customer accounts for purposes of investment in Prudential’s funds or their settlement, which may only be opened at relevant distributors such as registered financial institutions and type one financial instruments business operators like securities companies. Effective 1 December 2014, new regulations were enacted to protect investors from excessive risks from derivatives transactions as well as excessive concentration of investment portfolio. The new regulations consist of two parts: (i) Derivative Risk Monitoring Guidelines and (ii) Diversification of Securities Issuers and Derivative Counterparties.

South Korea

Prudential conducts a fund business in South Korea through an indirect, wholly-owned subsidiary, Eastspring Asset Management Korea Co. Ltd. The bodies responsible for the regulation of asset management companies, investment advisers and discretionary management companies are the FSC and its executive arm, the FSS.

Taiwan

The body responsible for regulation of securities investment trust enterprises (‘SITE’), securities investment consulting enterprises (‘SICE’) and discretionary investment businesses is the Securities and Futures Bureau (‘SFB’) under the FSC. The SFB is responsible for promulgating laws, regulations and policies in relation to these business areas.

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

Dubai

Eastspring Investments Limited (‘Eastspring Investments Dubai’) was incorporated in the Dubai International Financial Centre (‘DIFC’) in September 2006. Eastspring Investments Dubai is an ultimately wholly-owned subsidiary of Prudential Plc. Eastspring Investments Dubai is regulated by the Dubai Financial Services Authority (‘DFSA’), which is the independent regulator for DIFC. Eastspring Investments Dubai holds a license for arranging credit or deals in investments, advising on financial products or credit and has a retail endorsement on its license. The supervisory approach of DFSA, to a large extent, is risk-based.

Vietnam

Eastspring Investments Fund Management Limited Liability Company (‘Eastspring Investments Vietnam’) was established in May 2005 and operates under a business registration for securities investment fund management and securities portfolio management and securities investment advisory services.

Eastspring Investments Vietnam is regulated by the State Securities Commission of Vietnam (‘SSC’), which is overseen by the MoF. In keeping with its mandate to establish and develop the securities markets, the SSC supervises the organisation, and operation of securities investment funds and fund management companies.

Indonesia

PT Eastspring Investments Indonesia (‘Eastspring Investments Indonesia’) is regulated and supervised by OJK (Indonesian Financial Service Authority). The OJK is responsible for establishing and coordinating an integrated regulatory and supervisory system towards the overall activities in the Indonesian financial sector. Eastspring Investments Indonesia has been licensed as an Investment Manager Company since 25 April 2012 and is therefore authorised to manage collective investment portfolios as well as discretionary portfolios. In addition, Eastspring Investments Indonesia may also act as an investment advisor for the sale or purchase of securities by its clients, but may not receive any financial compensation for this service (due to regulatory restriction).

United States

Eastspring Investments Incorporated (‘Eastspring Investments USA’) was incorporated in the State of Delaware in April 2012 and the business was launched in August 2012. Eastspring Investments USA is an indirect wholly owned subsidiary of Prudential plc.

Eastspring Investments USA is not engaged in providing investment management services directly to investors nor is it engaged in broker-dealer activities. On behalf of its affiliate, Eastspring Singapore, Eastspring Investments USA serves as a marketing office and a ‘solicitor’ as defined under the provisions of the Investment Advisers Act of 1940, as amended (‘Investment Advisers Act’) and the rules thereunder. While Eastspring Investments USA is not required to be separately registered with the U.S. Securities and Exchange Commission (‘SEC’) in connection with its solicitation activity on behalf of Eastspring Singapore, the Eastspring Investments USA entity is registered as an ‘investment adviser’ pursuant to the Investment Advisers Act.

Certain US states and local governmental bodies may also require that individuals engaged in solicitation activity be either registered or otherwise qualify for an exemption to solicit investors in that jurisdiction. Based on its solicitation activity on behalf of Eastspring Singapore, Eastspring Investments USA is subject to the solicitation restrictions and filings of those individual states, as applicable.

Luxembourg

Eastspring Investments (Luxembourg) S.A. is fully licensed by the Luxembourg supervisory authority (ie, CSSF) to operate as a management company of undertaking for collective investments in transferable securities (eg UCITS and other type of investment products) since 1 April 2013.

Eastspring Investments (Luxembourg) S.A. meets the organisation and substance requirements of a UCITS management company, insofar as it benefits from a passport and may freely market its activities across Europe. It is authorised to provide asset management services to investment funds, including administration (eg, daily valuation and accounting) and distribution and marketing of such products.

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

US Supervision and Regulation

Overview

Prudential conducts its US insurance activities through Jackson, a life insurance company licensed to transact its insurance business in, and which is subject to regulation by and supervision of, the District of Columbia, and 49 of the 50 states. Jackson operates a subsidiary, Jackson National Life Insurance Company of New York, in the state of New York. The extent of any such regulation varies, but most jurisdictions have laws and regulations governing the financial aspects of insurance companies, including standards of solvency, reserves, reinsurance and capital adequacy and the business conduct of insurance companies. In addition, statutes and regulations usually require the licensing of insurers and their agents and the approval of policy forms and related materials. These statutes and regulations in a US insurance company’s state of domicile (Michigan, in the case of Jackson) also regulate the investment activities of insurers.

Insurance regulatory authorities in all the jurisdictions in which Jackson does business require it to file detailed quarterly and annual financial statements, and these authorities have the right to examine its operations and accounts. In addition, Jackson is generally subject to US federal and state laws and regulations that affect the conduct of its business as well as similar laws and regulations in Canada and the Cayman Islands. New York and Michigan require their state insurance authorities to conduct an examination of an insurer under their jurisdiction at least once every five years. Jackson has historic small books of business in places such as the Cayman Islands, Puerto Rico, Guam and Argentina and the business is being managed in run off. In addition, Jackson acquired some policies in Canada from its acquisition of Reassure America Life Insurance Company (REALIC) in 2012. Jackson is seeking the transfer of the REALIC licence in Canada.

Jackson’s ability to pay shareholder dividends is limited under Michigan insurance law. The Director of the Michigan Department of Insurance & Financial Services (the ‘Michigan Director of Insurance’) may limit, or not permit, the payment of shareholder dividends if the Michigan Director of Insurance determines that an insurer’s surplus, with regards to policyholders, is not reasonable in relation to its outstanding liabilities and is not adequate to meet its financial needs as required by Michigan insurance law. Jackson must report any shareholder dividends to the Michigan Director of Insurance before they can be paid. In the case of an extraordinary shareholder dividend or distribution, an insurer may not pay the dividend or distribution until 30 days after the Michigan Director of Insurance has received notice of the declaration and has not disapproved, or has approved, the payment within that period. For this purpose, an extraordinary dividend or distribution means any dividend or distribution of cash or other property where the fair market value, together with that of other dividends or distributions that an insurer made within the preceding twelve months, exceeds the greater of 10 per cent of the insurer’s surplus, as regards policyholders as of 31 December of the immediately preceding year, or the net gain from operations of the insurer, not including realised capital gains, for the prior year. In 2012, 2013 and 2014, Jackson paid shareholder dividends to Prudential plc of US$400.0 million, US$470.0 million, and US$680.0 million, respectively.

State regulators also require prior notice or regulatory approval of changes in control of an insurer or its holding company and of certain material transactions with affiliates. Under New York and Michigan insurance laws and regulations, no person, corporation or other entity may acquire control of an insurance company or a controlling interest in any parent company of an insurance company, unless that person, corporation or entity has obtained the prior approval of the regulator. For the purpose of each of New York and Michigan law, any person acquiring, directly or indirectly, 10 per cent or more of the voting securities of an insurance company is presumed to have acquired ‘control’ of the company. To obtain approval of any change in control, the proposed acquirer must file an application with the New York Superintendent of Financial Services or the Michigan Director of Insurance, as appropriate. This application requires the proposed acquirer to disclose, among other information, its background, financial condition, the financial condition of its affiliates, the source and amount of funds by which it will affect the acquisition, the criteria used in determining the nature and amount of consideration to be paid for the acquisition, proposed changes in the management and operations of the insurance company and other related matters. The Michigan Director of Insurance can grant an exemption from filing an application if an acquisition does not have the effect of changing or influencing control.

Guaranty associations and similar arrangements

Each of the 50 states of the United States, the District of Columbia and the Commonwealth of Puerto Rico have laws requiring insurance companies doing business within their jurisdictions to participate in various types of guaranty associations or other similar arrangements. These associations and arrangements provide certain levels of protection to policyholders from losses under insurance policies issued by insurance companies that become impaired or insolvent. Typically, these associations levy assessments, up to prescribed limits, on member insurers on a basis that is related to the member insurer’s proportionate share of the business in the relevant jurisdiction of all member insurers in the lines of business in which the impaired or insolvent insurer is engaged. Some jurisdictions permit member insurers to recover assessments that they paid through full or partial premium tax offsets, usually over a period of years. Prudential estimated its reserve for future guarantee fund assessments for Jackson to be US$5.4 million at 31 December 2014. Prudential believes this reserve to be adequate for all anticipated payments for known insolvencies.

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

The National Association of Insurance Commissioners ratios

On the basis of statutory financial statements that insurers file with state insurance regulators, the National Association of Insurance Commissioners (‘NAIC’), in connection with the Insurance Regulatory Information System, annually calculates 12 financial ratios to assist state regulators in monitoring the financial condition of insurance companies. A usual range of results for each ratio is used as a benchmark and departure from the usual range on four or more of the ratios can lead to inquiries from individual state insurance departments. The usual range of results is established by the NAIC for each ratio from studies of the ratios for companies that have become insolvent or have experienced financial difficulties in recent years. As at 31 December 2014, none of Jackson’s ratios fell outside the usual range.

Policy and contract reserve sufficiency analysis

State insurance laws require life insurance companies to conduct annually an analysis of the sufficiency of its life and annuity reserves. A qualified actuary must submit an opinion that states that the reserves, when considered in the light of the assets that an insurance company holds with respect to such reserves, make good and sufficient provision for the associated contractual obligations and related expenses of the insurance company. If a qualified actuary cannot provide such an opinion, then the insurance company must set up additional reserves by moving funds from surplus. The 2014 opinion has been submitted to the Michigan Department of Insurance & Finance Services without any qualifications.

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

As a Michigan domiciled insurer, Jackson is subject to a prescribed accounting practice that, under certain circumstances, allows an insurer to include the ‘value of business acquired’ as an admitted asset in excess of the amount allowed under NAIC guidance. At 31 December 2014, principally as a result of the acquisition of REALIC, Jackson admitted US$376.6 million of value of business acquired in excess of the amount allowed under NAIC guidance.

Jackson has received approval from the Michigan Department of Insurance & Financial Services regarding the use of a permitted accounting practice. This permitted practice allows Jackson to carry certain interest rate swaps at book value as if statutory hedge accounting were in place instead of at fair value as would have been otherwise required. The permitted practice is effective 31 December 2014 and expires 1 October 2015 unless extended by the Michigan Director of Insurance. The effects of this permitted practice may not be considered by the company when determining the surplus available for dividends, nor the nature of dividends as ordinary or extraordinary.

Risk-based capital

The NAIC has developed risk-based capital standards for life insurance companies as well as a model act for state legislatures to enact. The model act requires that life insurance companies report on a risk-based capital formula standard that they calculate by applying factors to various asset, premium and reserve items and separate model based calculations of risk associated primarily with variable annuity products. The risk-based capital formula takes into account the risk characteristics of a company, including asset risk, insurance risk, interest rate risk, market risk and business risk. The NAIC designed the formula as an early warning tool to identify potentially inadequately capitalised companies for purposes of initiating regulatory action.

Any state adopting the model act gives the state insurance commissioner explicit regulatory authority to require various actions by, or take various actions against, insurance companies whose adjusted capital does not meet minimum risk-based capital standards. The Michigan Department of Insurance & Financial Services takes into account the NAICs’ risk-based capital standards to determine compliance with Michigan insurance law.

At 31 December 2014 Jackson’s total adjusted capital under the NAIC’s definition substantially exceeded Michigan standards.

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

Legislation incorporating provisions referred to as FATCA was passed in the US on 18 March 2010. The legislation and subsequent final regulations released in January 2013 (with an update in March 2014), requires Foreign Financial Institutions (‘FFI’s) (such as Prudential plc and many of its subsidiaries) to enter into an FFI agreement, which requires the FFI to undertake due diligence procedures to identify and provide information on accounts held by US persons and US-owned foreign entities, or otherwise face a 30 per cent withholding tax on certain payments made to the FFI. The start date for implementation of the FATCA regime, including withholding on certain US source payments and the implementation of certain account diligence procedures, was 1 July 2014. In addition, FFIs that have entered into an FFI agreement may be required under future FATCA guidance to withhold on certain payments made to FFIs that have not entered into an FFI Agreement, to account holders who fail to provide sufficient information to classify an account as a US or non-US account, and to US account holders who do not agree to the FFI reporting certain account related information to the US Internal Revenue Service (‘IRS’).

Since 2012, the US Treasury has been negotiating intergovernmental agreements (‘IGAs’) with several countries which result in those countries embedding the FATCA provisions into their domestic law. This development has the added benefit of significantly reducing or removing any withholding obligations on payments by US companies or FFIs to other companies or customers in these IGA countries. On 12 September 2012, the United Kingdom and the United States entered into an IGA which was implemented into UK law as part of the Finance Act 2013, with related regulations and guidance published in August 2013. The regulations have since been reissued in June 2014. Prudential plc will be subject to the information collection and sharing required under this IGA, although non-UK branches of Prudential plc and non-UK subsidiaries of Prudential plc that are FFIs will not be subject to the UK-US IGA. These non-UK branches and subsidiaries are instead required to either comply with an IGA in their home jurisdiction, or comply with the FATCA provisions and final regulations. To date, the US has agreed IGAs with all but five Prudential subsidiary jurisdictions.

FATCA affects many of Prudential’s non-US businesses and the review and enhancement of existing practices to ensure FATCA compliance has been implemented across the Group. A Group-wide project was set up by Prudential to manage the implementation of the new practices. Prudential’s businesses established formal project structures to deliver the requirements within the timeframes and, now that FATCA has been implemented, FATCA has become a part of standard operating practices.

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

Securities laws

Jackson, certain of its affiliates and certain policies and contracts that Jackson issues are subject to regulation under the federal securities laws administered by the SEC. The primary intent of these laws and regulations is to protect investors in the securities markets and generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the conduct of business for failure to comply with such laws and regulations and (in the case of broker dealers) to impose capital and related requirements. Jackson may also be subject to similar laws and regulations in the states in which it provides investment advisory services, offers the products described above or conducts other securities-related activities.

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

Effective 31 December 2012, the U.S. Commodity Futures Trading Commission (‘CFTC’) eliminated an exclusion previously available to the mutual funds advised by JNAM from the definition of a ‘commodity pool’ under the Commodity Exchange Act (‘CEA’). Consequently, certain of the mutual funds became commodity pools and became subject to the requirements of the CEA and the rules of the CFTC promulgated thereunder. JNAM is registered as a ‘commodity pool operator’ with the National Futures Association (‘NFA’) pursuant to CFTC regulations and is acting as a ‘commodity pool operator’ with respect to the operation of certain of the mutual funds. JNAM and the mutual funds have incurred additional regulatory compliance and reporting expenses as a result. The effects of these regulatory changes could reduce investment returns or harm the mutual fund’s ability to implement its investment strategy.

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

Curian Capital is registered with the NFA as a ‘commodity pool operator’ pursuant to CFTC regulations and is acting as a ‘commodity pool operator’ with respect to the operation of certain of the mutual funds. The requirements have resulted in Curian Capital and the mutual funds incurring additional regulatory compliance and reporting expenses. The effects of these regulatory changes could reduce investment returns or harm the mutual fund’s ability to implement its investment strategy.

Curian Clearing, LLC is registered as a broker-dealer with the SEC pursuant to the Securities Exchange Act, and is registered as a broker-dealer in all applicable states. In addition, Curian Clearing, LLC is a member firm of the Financial Industry Regulatory Authority (the ‘FINRA’), subject to its oversight and regulatory requirements.

Jackson National Life Distributors LLC is registered as a broker-dealer with the SEC pursuant to the Securities Exchange Act, and is registered as a broker-dealer in all applicable states. In addition, Jackson National Life Distributors LLC is a member firm of the FINRA, subject to its oversight and regulatory requirements.

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

Prudential also conducts certain of its US institutional investment management activities through PPM America, Inc., which is registered with the SEC as an investment adviser under the Investment Advisers Act. PPM America serves as the investment adviser to Jackson and as the primary institutional investment adviser for certain Prudential subsidiaries, including The Prudential Assurance Company Limited. PPM America also acts as sub-adviser to certain US and foreign advisers affiliated with Prudential with respect to certain US portfolios of accounts or products sponsored or managed by such affiliates, including US mutual funds, UK-based pooled investment vehicles, a Luxembourg-based SICAV, Japanese investment trusts, and other similar vehicles. PPM America also serves as an investment adviser to other affiliated and unaffiliated institutional clients such as a CLO, a CDO or similar structured vehicles and private investment funds (in which PPM America affiliates such as Prudential UK entities and Jackson are generally investors), and a limited number of other unaffiliated accounts. The US mutual funds for which PPM America serves as sub-adviser are subject to regulation under the Securities Act and the Investment Company Act, and other similar vehicles organised outside of the US may also be subject to regulation under applicable local law.

PPM America and certain of its subsidiaries are subject to various levels of regulation under the federal securities laws that the SEC administers as well as state securities laws. In connection with providing investment advisory services to certain of its clients, PPM America may also be subject to regulation under applicable foreign laws.

To the extent that Curian, PPM America or the NPH broker-dealers manage accounts with assets of employee benefit plans subject to the Employee Retirement Income Security Act of 1974 (‘ERISA’), or the Internal Revenue Code, they may be subject to certain restrictions imposed by ERISA or the Internal Revenue Code. Such restrictions are summarised in ‘Employee Benefit Plan Compliance’ in the Section below. The US Department of Labor (‘DOL’) and the IRS have interpretive and enforcement authority over the applicable provisions of ERISA and the Internal Revenue Code.

Disclosure obligations under the US Securities Exchange Act and in particular under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012

Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, which added Section 13(r) of the Securities Exchange Act of 1934, we are required to disclose certain of our activities and those of our affiliates related to Iran and to persons sanctioned by the US under programs relating to terrorism and proliferation of weapons of mass destruction that occurred in the twelve-month period covered by this report.

Two of our non-US affiliates have engaged in transactions with persons sanctioned by the US under Executive Order 13224, relating to terrorism. These transactions were entered into in compliance with laws and regulations applicable to the relevant affiliates. The first individual took out a one-off takaful certificate (a Shariah compliant life policy) with our Malaysian insurance subsidiary in October 2011. It was discovered in March 2012 through automated checking that his name matched various sanctions lists. The policy was for RM600 per month and RM 7,200 was paid for the year in 2014 (equivalent to around US$169 and US$2,029, respectively). The matter was reported to the Malaysian governmental sanctions authority, the Bank Negara Malaysia Financial Intelligence Unit, in March 2012. Currently, the said policy has been frozen with no top-up, withdrawal or claims permitted, although regular premium payment is still allowed. The policy is in force, with no claims submitted or any payment made to date.

The second individual is a beneficiary to three life insurance policies in his wife’s name, the first taken out in December 2010 and two others taken out in November 2011 with our Indonesian insurance subsidiary. The first policy has a monthly premium of Rp 500,000 (around US$40) with premiums paid of Rp 6,000,000 paid for the year in 2014 (approximately US$475). Premiums for the second and third policies were initially for Rp 500,000 per month each with Rp 6,000,000 paid into each policy in 2012. Starting from February 2013, premiums for each policy were changed to Rp 1,000,000 per month (approximately US$79), equalling Rp 12,000,000 paid into each policy in 2014 (approximately US$949). The person was identified as a sanctioned individual in July 2012, and the matter was notified to the Indonesian governmental sanctions authority, the PPATK, in August 2012. All three policies remain in force, but payments out will only be made in accordance with applicable law.

As the provisioning of insurance liabilities is undertaken on a portfolio basis, it is not practical to estimate the 2014 net profits on the contracts referred to above. We do not intend to engage in further new business dealings with these individuals.

In the UK, the Prudential Assurance Company Ltd operates a pension scheme for employees of the UK branch of a government-owned Iranian bank. A total of 64 scheme members are receiving benefits, with 39 deferred members. All members are inactive in that no member contributions are being made. The scheme is closed to new members. Due to the long term nature of a pension scheme it is not practical to advise the net profit, but the fund value at 31 December 2014 stood at £7,010,734.00. In return for administering the scheme there are standard Prudential scheme charges: an annual fee of £723, plus £11 per member, £59 per quote and a Trustee Accounts charge (£1,878.55). The annual invoice paid on 2 October 2014 was for £4,283.55 (£2,405 scheme fee and £1,878.55 Trustee Accounts). In addition to this an Annual Management Charge of 1.25 per cent is reflected in the fund value. The UK governmental sanctions authority, HM Treasury, has been informed of this arrangement and in 2008 advised us that following an analysis of the deeds, the fund is not owned, held or controlled by the Iranian bank. Payments out of the fund have been approved by HM Treasury through a license. There are no plans to discontinue with this contract in light of this license.

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

The DOL and the IRS have interpretive and enforcement authority over the applicable provisions of ERISA and the Internal Revenue Code.

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

Products offered by Jackson may be owned in accounts subject to regulation by the DOL or the IRS when held in employee benefit plans governed by the ERISA, or in individual retirement accounts (‘IRAs’). Rules governing dealing with ERISA or IRA accounts may impact sales of products by Jackson, and the DOL continues to consider the process of re-proposing a rule that would change the circumstances under which one who works with IRAs would be considered a fiduciary. Severe penalties may be imposed for breach of duties under ERISA and rules governing IRAs and Jackson cannot at this time predict the impact that the DOL’s re-proposed rule may have on its operations.

Financial services regulatory and legislative issues

In the US, the Dodd-Frank Act, which represents a comprehensive overhaul of the financial services industry within the US, was enacted in July 2010. The full impact of the Dodd-Frank Act on Prudential’s businesses is not currently clear, however, as many of its provisions have a delayed effectiveness and/or require rulemaking or other actions by various US regulators over the coming years.

The Dodd-Frank Act vests the Financial Stability Oversight Council (‘the Council’) with the power to designate domestic systemically important nonbank institutions which will be subject to special regulatory supervision and other provisions intended to prevent or mitigate the impact of future disruptions in the US financial system. If Jackson is designated in the US as a systemically important nonbank institution, it may be subject to heightened prudential standards to be administered by the US Federal Reserve Board, including heightened capital, leverage and liquidity standards, risk management requirements, single counterparty credit concentration limits, resolution plans and stress tests, and potential discretionary requirements relating to contingent capital, enhanced public disclosure and short term debt limits. As discussed under the Global Regulatory Developments and trends section, Prudential Group was designated as a G-SII in July 2013, but that is separate from the Dodd-Frank designation.

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

Changes to US law in the Dodd-Frank Act include the creation of a new ‘Federal Insurance Office’ (‘FIO’) within the Treasury Department that will, amongst other things, monitor (but not regulate) the insurance industry, and discretionary authority for the SEC to impose a harmonised standard of care for investment advisers and broker dealers which provide personalised advice about securities to retail customers.

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

Under Title VII of the Dodd-Frank Act, certain derivatives instruments, including standardised interest rate swaps and index credit default swaps, are required to be cleared and traded on an exchange. While the transition to exchange-traded derivative instruments may limit counterparty risk, it could increase costs associated with such investments, including transaction and exchange fees. The standardisation of exchange-traded derivative instruments may also limit the ability of Jackson and the mutual funds to customise certain derivative instruments with their counterparties. Exchange-traded derivative instruments may also require Jackson and the mutual funds to post additional collateral or limit the types of collateral that may be used for such transactions, and this may limit the ability of Jackson and the mutual funds that its subsidiaries advise to effectively deploy assets in a timely manner.

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

State legislatures and/or state insurance regulatory authorities frequently enact laws and/or regulations that significantly affect insurers supervised by such authorities. Although the US federal government does not directly regulate the insurance business, federal initiatives may also have an impact on the insurance industry. On 12 December 2013, a report published by the United States Treasury’s FIO entitled How to Modernise and Improve the System of Insurance Regulation in the United States, outlined a series of recommendations for modernising insurance prudential and conduct regulation in the U.S. This included identifying areas for greater federal legislation (eg mortgage insurance), enhanced consistency on Risk Based Capital (‘RBC’) requirements and more emphasis on group supervision. Prudential cannot predict whether any federal (or state) legislative initiative to change the nature or scope of the regulation of the insurance industry will be enacted into law.

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

Additional Jurisdictions

The Group has recently invested in businesses located in various new markets.

A new sales operation was launched in Poland during 2013 under the auspices of Prudential UK with an agency network rolled out in the country during 2014. The business is currently offering two simple life and protection products.

The Myanmar business unit is not yet fully operational as a business, although Prudential has been awarded a licence to establish a representative office in Yangon, Myanmar in late 2013.

In December 2013, Prudential announced the purchase of Ghana’s Express Life Co, marking the entry of the firm into the African life insurance market. The purchase was completed in April 2014. A further move was made in September 2014 with the purchase of Kenya’s Shield Assurance Company Limited.

These developments and such incremental regulation remain immaterial at present in terms of the overall business of the Group.

Capital Expenditure and Divestitures

Please refer to Item 5 ‘Operating and Financial Review’ – Liquidity and Capital Resources –Corporate transactions for a discussion of the principal capital expenditures and divestitures during the period under review.

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

Introduction and Overview

Prudential plc is an international financial services group serving around 24 million insurance customers and with £496 billion of assets under management. We are listed on stock exchanges in London, Hong Kong, Singapore and New York.

Prudential is a leading international life insurer in Asia, with operations in 14 markets and serving the emerging middle class families of the region’s powerhouse economies. We have built a high performing platform with effective multichannel distribution, a product portfolio centred on regular savings and protection, award winning customer services and a well-respected brand.

Jackson is one of the largest life insurance companies in the US, providing retirement savings and income solutions aimed at the 77 million ‘baby-boomers’. Founded 50 years ago, Jackson has a long and successful record of providing advisors with the products, tools and support to design effective retirement solutions for their clients.

Prudential UK is a long established leading provider of life and pensions, with a relentless focus on the needs of the age cohorts where wealth is most heavily concentrated. Our core strengths in with-profits and retirement are underpinned by our expertise in areas such as longevity, risk management and multi-asset investment, together with our financial strength and highly respected brand.

M&G has been investing money for individual and institutional clients for over 80 years. M&G has grown to be one of Europe’s largest retail and institutional fund managers by developing its enduring expertise in active investment. M&G has a conviction-led and long-term approach to investment, developing a deep understanding of the companies and organisations in whose equities, bonds or property M&G invests.

Summary of Performance

Prudential delivered a strong, broad-based performance in 2014.

Our core strategy of focusing on the three main opportunities available to us in Asia, the US and the UK – serving the protection and investment needs of the growing middle class in Asia, providing income in retirement to American baby boomers and meeting the financial needs of an ageing British population – is unchanged. It continues to serve us well. The execution of this strategy, driven by the operating principles set out in 2009, is central to the Group’s continued success and reflects the dedication and quality of our people and their focus on meeting the distinct needs of our customers across the business. This has been one of the key factors enabling Prudential to outperform in the markets in which it competes, delivering value for our customers and sustainable returns for our shareholders.

Currency volatility

For the purpose of reporting our performance in sterling terms, we adopt the normal convention of translating the results of our overseas businesses using average exchange rates for the period. However, the currency translation effect is so pronounced for some parts of the business that for comparing the results from 2013 to 2014, it masks the underlying operational trends, rendering it difficult to meaningfully assess performance. In that context, it is important to note that the actual flows that we collect from our customers in Asia and the US are received in local currency. We believe that in periods of currency volatility, the most appropriate way to assess the actual performance of these businesses is to look at what they have achieved on a local currency basis, in other words in terms of the actual flows they have collected, rather than the translation of those flows into sterling.

The last two years have seen significant fluctuations in the value of sterling against the local currencies in the US and in some of our key markets in Asia. This has been driven by ongoing speculation about the relative growth trajectories in the world’s major economies, together with often divergent views on the timing, extent and effectiveness of government and central bank intervention. While sterling strengthened significantly in the second half of 2013, driven by expectations that a stronger recovery of the UK economy would lead to an earlier shift in UK monetary policy, the latter part of 2014 has seen a partial reversal of this movement as the relative outlook improved in other areas of the global economy, particularly in the US. However, the negative impact of sterling strength in late 2013 and early 2014 on the financial performance of our overseas businesses is recognised mainly in 2014, as we use average actual exchange rates to report our results in sterling.

The table below presents a summary of the Group’s profit before tax on an IFRS basis. For memorandum disclosure purposes, the table presents the full year 2013 results on both an actual exchange rate and constant exchange rate basis so as to eliminate the impact of exchange translation. Actual Exchange Rates (AER) are actual historical exchange rates for the specific accounting period, being the average rates over the period for the income statement and the closing rates for the balance sheet at the balance sheet date. Constant Exchange Rates

(CER) results are calculated by translating prior period results using the current period foreign exchange rate ie current period average rates for the income statement and current period closing rates for the balance sheet.

IFRS Profits
	Actual Exchange Rate			Constant Exchange Rate		Actual Exchange Rate
	2014 £m	2013 £m	Change %	2013 £m	Change %	2012 £m
Operating profit before tax
Long-term business:
Asia	1,050	1,001	5	905	16	906
US	1,431	1,243	15	1,181	21	964
UK	752	706	7	706	7	703
Long-term business operating profit	3,233	2,950	10	2,792	16	2,573
UK general insurance commission	24	29	(17)	29	(17)	33
Asset management business:
M&G (including Prudential Capital)	488	441	11	441	11	371
Eastspring Investments	90	74	22	68	32	69
US broker-dealer and asset management	12	59	(80)	56	(79)	39
	3,847	3,553	8	3,386	14	3,085
Other income and expenditure	(619)	(558)	(11)	(558)	(11)	(498)
Solvency II implementation costs	(28)	(29)	3	(29)	3	(48)
Restructuring costs	(14)	(12)	(17)	(12)	(17)	(19)
Total IFRS basis operating profit based on longer-term investment returns	3,186	2,954	8	2,787	14	2,520
Short-term fluctuations in investment returns:
Insurance operations	(461)	(1,083)	57	(1,036)	56	100
Other operations	(113)	(27)	(319)	(27)	(319)	87
Total short-term fluctuations in investment returns	(574)	(1,110)	48	(1,063)	46	187
Amortisation of acquisition accounting adjustments	(79)	(72)	(10)	(68)	(16)	(19)
Gain on sale of PruProtect and PruHealth	86
(Loss)profit attaching to held for sale Japan Life business	-	(102)	100	(89)	100	17
Costs of domestication of Hong Kong branch	(5)	(35)	86	(35)	86	-
Gain on dilution of Group holdings	-	-	-	-	-	42
Profit before tax attributable to shareholders	2,614	1,635	60	1,532	71	2,747
Tax charge attributable to shareholders’ returns	(398)	(289)	(38)	(262)	(52)	(584)
Profit for the year attributable to equity holders of Prudential	2,216	1,346	65	1,270	74	2,163

In the remainder of this ‘Introduction and Overview’, every time we comment on the performance of our businesses, (except with respect to cash remittances), we focus on their performance measured in local currency (presented here by reference to percentage growth expressed at constant exchange rates) unless otherwise stated.

Group performance

The Group delivered double-digit growth across our key metrics of IFRS operating profit, new business profit and cash with all four of our business units delivering good performance in challenging operating conditions.

Our Group IFRS operating profit based on longer-term investment returns increased by 14 per cent during the year to £3,186 million.

•	Asia life and asset management operating profit was up 17 per cent to £1,140 million. Our ability to proactively manage our diverse portfolio of businesses at the regional level has enabled us to partially offset the short-term headwinds experienced in a few of our key Asian markets. Strong external net inflows of £5.4 billion and positive market movements have driven operating profit and total funds under management to record levels at Eastspring, our Asia-based asset management business.

•	US life IFRS operating profit increased 21 per cent to £1,431 million. The strong variable annuity inflows we have been able to capture at attractive margins generate higher levels of fee income. This combined with favourable market movements increased the value of separate account assets, a key driver of our profits in the US.

•	UK life IFRS operating profit grew by 7 per cent to £752 million, benefiting from higher contributions from bulk annuities, which outweighed the impact of significantly lower sales of individual annuities following UK market reforms.

•	M&G delivered operating profit of £488 million (including Prudential Capital), an increase of 11 per cent, reflecting continued strong third-party net inflows combined with favourable market movements in the period, which together have increased M&G’s external funds under management by £11.0 billion to a record £137.0 billion.

Net cash remittances from our businesses increased by 11 per cent to £1,482 million in 2014 as compared to 2013, driven by strong organic cash generation and supported by robust local capital positions. Cash remittances of £400 million from Asia were consistent with 2013, the US was up 41 per cent to a record of £415 million, the UK remitted cash of £325 million, as we have been increasing our level of investment in the business in response to the UK market reforms, while M&G (including Prudential Capital) delivered an increase of 17 per cent to a new high of £342 million. Such levels of cash generation are the bedrock of our financial strength. We deliberately run the Group to seek to generate organically significant amounts of cash in each of our businesses. The successful implementation of this approach gives us added strategic and financial flexibility, as illustrated by our ability to agree a new deal with Standard Chartered Bank in 2014. The ability of the Group to generate both growth and cash remains a distinctive feature of Prudential in our industry.

Our balance sheet continues to be defensively positioned and at the end of the period our IGD surplus(15) was estimated at £4.7 billion, equating to coverage of 2.4 times.

2017 Objectives

The objectives discussed below assume exchange rates at December 2013 and economic assumptions made by Prudential in calculating the EEV basis supplementary information for the half year ended 30 June 2013, and are based on regulatory and solvency regimes applicable across the Group at the time the objectives were set. The objectives assume that the existing EEV, IFRS and free surplus methodology at December 2013 will be applicable over the period.

(15) Before allowing for final dividend

We announced new objectives for 2017 at our investor conference in December 2013 in London. These objectives are:

(i)	Asia Underlying Free Surplus Generation(16),(17) of £0.9 billion to £1.1 billion in 2017 (2012: £484 million on an actual exchange rate basis)

(ii)	Asia life and asset management pre-tax IFRS operating profit to grow at a compound annual rate of at least 15 per cent over the period 2012 – 2017 to reach at least £1,858 million in 2017 (2012: £924 million(18) on an actual exchange rate basis)

(iii)	Group Underlying Free Surplus Generation(17) of at least £10 billion cumulatively over the four-year period from 2014 to end- 2017.

We are continuing to make solid progress towards our 2017 objectives announced in December 2013 as for the Asia objectives, we have now passed four half-year reporting periods out of the ten half-year reporting periods of this programme.

Our operating performance by business unit

Asia

Asia delivered excellent results across all metrics during 2014. IFRS operating profit of £1,140 million was up 17 per cent over 2013 (6 per cent on actual exchange rate basis) and net cash remittances were £400 million, in line with 2013.

Our consistent delivery in Asia is underpinned by our focus on regular premium, protection-orientated solutions that genuinely address the long term financial needs of Asia’s growing middle classes in the ‘sweet spot’ markets(19) of South-East Asia and Hong Kong. Our strategy is to be strongly diversified in terms of geography, products and distribution in a world economy that is increasingly hard to predict. That diversification is at the heart of our ability to continue to perform well across a broad range of metrics as the breadth of our portfolio provides considerable resilience against the impacts of short-term market disturbances in individual countries, such as the elections and natural disasters experienced during 2014.

Our multi-channel distribution platform continues to play a key role in our strategy:

(i)	In the agency channel we continued to add to the existing scale of our platform during 2014 through recruitment. In parallel we also improved individual productivity, thanks to our investments in agency management technology and analytics.
(ii)	Regarding our bank partnerships, we announced in the first quarter that we extended and expanded our long-established and market-leading partnership with Standard Chartered Bank for another 15 years to 2029, effective since July 2014. Encouragingly second-half sales via Standard Chartered Bank grew strongly compared to the same period in 2013, including a record month in December. The distribution channel mix remained in line with 2013 with agency generating most sales, bancassurance a significant minority and mainly direct and telemarketing making up the remainder.

In our product portfolio, the proportion of protection business has remained consistent with prior years. Within the savings products, we have seen an increase in participating business, driven mainly by strong demand for our established with-profits products in Hong Kong. We continue to innovate with new benefits and features, with more than a quarter of sales in 2014 from products that were launched in the past two years.

(16) Underlying free surplus generated comprises underlying free surplus generated from long-term business (net of investment in new business) and that generated from asset management operations. The 2012 comparative is based on the retrospective application of new and amended accounting standards and excludes the one-off gain of £51 million from the sale of the Group’s holding in China Life Insurance Company of Taiwan.

(17) Underlying free surplus generation is defined in the section ‘EEV Basis, New Business Results and Free Surplus Generation’.

(18) Asia 2012 IFRS operating profit of £924 million is based on the retrospective application of new and amended accounting standards, and excludes the one-off gain of £51 million from the sale of the Group’s holding in China Life Insurance Company of Taiwan.

(19) ‘Sweet spot’ markets are Indonesia, Singapore, Hong Kong, Malaysia, Philippines, Vietnam and Thailand.

While product innovations are important we are increasingly finding that customer service is a key differentiator in the marketplace, an evolution we welcome given the emphasis we have always placed on service and customer satisfaction. For example our pioneering PRUhospital Friend concierge service in Indonesia is now four years old and has been extended to 49 hospitals covering 15 cities. It handles over 50 per cent of all protection claims. In Singapore, PRUhealthcare assist is the first-to-market dedicated hotline, staffed by experts who help customers to decide what treatments to pursue and which hospitals to use. Across the region, our success in looking after our customers and anticipating their needs is demonstrated by our ‘repeat sales’ to our existing customers: A large proportion of sales were generated by existing customers and our customer retention rate was over 90 per cent, a very important indicator of quality for us. The incentives of our staff in Asia are well aligned with this philosophy of emphasising quality growth and customer satisfaction.

In Hong Kong, sales grew strongly, driven mainly by increases in agency headcount as well as increases in productivity. Hong Kong also directly benefited from significantly improved second-half sales following the renewal of the Standard Chartered Bank partnership. We have been working for a few years on increasing the proportion of protection sales in Hong Kong and this has paid off in 2014 with a strong contribution to profit. The Hong Kong branch of the Prudential Assurance Company was successfully domesticated with effect from 1 January 2014.

In Singapore, we continue to lead the market with our popular regular premium and PRUshield products. Agency sales grew as a result of increases in manpower and productivity. Bancassurance sales volumes were impacted by the cessation of the Maybank partnership during 2014, although volumes increased from our successful partnerships with Standard Chartered Bank and United Overseas Bank.

Indonesia had a challenging year, with exceptional flooding disrupting sales in the first quarter, and the transition to a new president impacting sentiment during the year. Although sales were down slightly on prior year, the resilience of our business is demonstrated by our significant market outperformance, which has seen our market share increase as other providers were more severely affected by these factors than we were. We remain very optimistic about the outlook for the Indonesian economy and we experienced an encouraging rebound in activity during December 2014, with sales substantially higher than November, reaching record levels.

In Malaysia, our decision to refocus our agency business on health and protection and to grow distribution by Bumiputra agents (‘Bumi’), delivered an encouraging increase in agency activity. The increase in sales during 2014 reflects structurally lower average case sizes in the Bumi channel, where we are determined to grow in the next phase of development of our strategy in the country. We deliberately de-emphasised sales of some top-up products that negatively impacted top line growth. Finally, fuel reforms and the prospect of the introduction of a new Goods and Services tax generated market uncertainty, which weighed on the economy and on our sector.

Thailand includes the first full year of operation of our exclusive bancassurance agreement with Thanachart Bank, which together with our other bancassurance partners, UOB and Standard Chartered Bank has driven a large increase in sales. The transformation of our business in the Philippines is continuing, with a significant increase in agency activity. Vietnam also had a good year, experiencing growing sales with higher levels of agency activity.

Our joint venture with CITIC in China continues to perform well with growing sales reflecting progress in both the agency and bank channels. In India our joint venture with ICICI Bank remains the leader in the private sector and post elections in May we have seen a significant increase in new business.

In Taiwan and Korea we remain selective in our participation and as a result we are content to experience fluctuations in new business volumes. Both businesses have generated higher IFRS operating profit in 2014.

In addition to running these established businesses, we continue to keep an eye on the future and are setting foundations for growth in new markets. Following the successful launch of our life business in Cambodia in 2013, we are now the market leader. We also opened a representative office in Myanmar during 2014 and recently received a licence for a representative office in Laos.

US

Our US business delivered a strong performance in 2014, with total IFRS operating profit of £1,443 million, up 17 per cent (11 per cent on an actual exchange rate basis). Jackson’s life IFRS operating profit grew 21 per cent

(15 per cent on an actual exchange rate basis) to £1,431 million, driven primarily by increased fee income from higher levels of separate account assets. The growth in operating profit underpinned significant levels of capital generation in the period, enabling Jackson to remit a record £415 million of cash to the Group (2013: £294 million), while maintaining a healthy balance sheet. Jackson’s Risk-Based Capital ratio at the end of 2014 was 456 per cent, compared to 450 per cent at the end of 2013.

Total variable annuity sales increased in 2014, including an increase in sales of Elite Access over prior year. The economics of our variable annuity business continue to be very attractive. With the success of Elite Access, we continue to improve the diversification of our product mix, contributing to an increase in the share of non-living benefit variable annuity sales to a new high for 2014.

Jackson remains focused on proactively managing sales volumes of variable annuities with living benefits to match our annual risk appetite. Jackson’s statutory separate account assets increased by 17 per cent, from £69.8 billion in 2013 to £81.7 billion in 2014 (up 24 per cent on an actual exchange rate basis), reflecting both positive net flows and the growth in the underlying market value of the separate account assets.

Fixed annuity sales remained relatively flat compared to 2013, while fixed index annuity sales decreased sharply, primarily as a result of product changes implemented in late 2013 to ensure appropriate returns on shareholder capital.

IFRS operating profit from non-life operations in the US decreased to £12 million (2013: £56 million), due to a Curian loss of £18 million that included a £38 million charge related primarily to the refund of certain fees by Curian.

Jackson’s strategy is unchanged, serving the 77 million baby boomers as they enter retirement, while delivering operating earnings and cash. We continue to price new business on a conservative basis, targeting value over volume. Our hedging remains focused on optimising the economics of our exposures, therefore accepting a degree of volatility in our accounting results where they are not aligned with the underlying economics. Thanks to this approach, Jackson has been able to deliver significant profitable growth across the cycle, while maintaining a strong balance sheet. Since 1 January 2008, Jackson has remitted nearly US$2.6 billion of cash to the Group. Jackson’s approach has successfully translated into value for customers and into profits and cash for shareholders, the metrics through which we ultimately measure the success of our strategy.

UK, Europe and Africa

Our UK business continues to focus on its core strengths of investment (with the with-profits offering as a core proposition) and retirement solutions. In 2014, Prudential UK delivered life IFRS operating profit of £752 million, up 7 per cent year-on-year, primarily as a result of higher sales of bulk annuities, partially offset by the impact of the contraction of the individual annuities market following market reforms. Cash remitted to the Group was £325 million, compared to £355 million in 2013 as we increased our investment in new business and upgraded our UK pre and post-retirement customer proposition.

Retail sales growth across our range of investment products reflected the strength of our distribution capability, particularly our intermediary channel, as we responded to the challenges and opportunities created by the pension reforms. We will continue to develop our with-profits proposition, enhancing the range of investment choices available to policyholders and have recently made PruFund available in the Individual Savings Account market. The growth in our investment products was offset by a reduction in sales of individual annuities, reflecting the market contraction since the UK Budget announcement. Despite this market disruption, overall retail sales were only slightly lower than 2013 and increased marginally in the second half of the year compared with the same period in 2013.

Onshore bonds sales increased, reflecting the strength of our investment proposition. Sales from with-profits bonds were higher, due to continuing demand for our non-guaranteed bond. We expect significant ongoing demand for our with-profits bond, with customers attracted by the benefit of a smoothed return to help manage market volatility and a strong track record of investment growth.

Sales from other retail products, including individual pensions, income drawdown and offshore bonds, increased significantly. Offshore bond sales were higher, reflecting the growing popularity of our with-profits fund. Income drawdown and individual pensions sales increased strongly, both driven by the strength of our with-profits PruFund offering, and by customers selecting more flexible retirement income solutions in anticipation of the pension reforms.

In total, PruFund assets under management increased 27 per cent to £11.6 billion in 2014.

Corporate pensions sales were lower, mainly due to changes to public sector pension schemes. We remain the largest provider of Additional Voluntary Contribution plans within the public sector, where we provide schemes for 72 of the 99 public sector authorities in the UK (2013: 69 of the 99).

Prudential’s continuing focus on the delivery of excellent customer service was recognised at the 2014 Financial Adviser Service Award where we received an outstanding achievement award for retaining our two ‘Five Star’ ratings in the Life & Pensions and Investment categories for the fourth year running.

On 10 November 2014, Prudential Assurance Company Limited announced the sale of its 25 per cent equity stake in the PruHealth and PruProtect businesses to Discovery Group Europe Limited for £155 million in cash, generating an IFRS profit on disposal of £86 million. This transaction enabled Prudential UK to realise its investment at attractive terms and creates strategic flexibility for future participation in the UK protection market.

During 2014, we completed the acquisition of Express Life in Ghana and Shield Assurance Company in Kenya, marking the Group’s entry into the nascent African life insurance industry. We are positive about the long-term opportunities in Africa, where we see many of the favourable structural characteristics of our preferred Asian markets, although most sub-Saharan life insurance markets are in the very early stages of development and therefore are not likely to be material in the short term.

M&G

M&G is an investment-led business which has managed money on behalf of individual and institutional investors for more than 80 years. Its focus on producing superior long-term investment returns, coupled with well-established distribution in the UK and across Europe, has underpinned another strong set of financial results, with funds under management and profits both reaching new highs.

IFRS operating profit increased 13 per cent to £446 million in 2014, marking the fifth consecutive year of record profits. Over this period operating profit has grown by a compound annual growth rate of 16 per cent. While higher equity markets and buoyant bond markets have both contributed to improving profitability, strong net inflows of client assets since 2009, particularly in the retail market, have been a key driver of the increase in profit achieved by M&G. Reflecting this continued strong operating performance, M&G remitted £285 million of cash to Group in 2014, 21 per cent more than in 2013.

During 2014, the combination of continued net fund inflows and generally positive market movements increased M&G’s total funds under management by 8 per cent to £264 billion at the end of the year. Within this, external funds under management grew by 9 per cent to £137 billion and now account for 52 per cent of M&G’s total funds under management, compared with 40 per cent five years ago.

Within our retail business, we continue to make strong progress, with expansion of distribution in Continental Europe in recent years transforming the scale of funds under management and helping to diversify the business. Today, international clients account for 43 per cent of retail funds under management, compared with just 16 per cent five years ago, and M&G’s retail funds are now registered in 22 jurisdictions. Net inflows across Continental Europe were at a record level of £8.1 billion in 2014, compared to £7.6 billion in 2013. This more than offset a net outflow of £1.7 billion in the UK (2013: net outflow of £0.7 billion). In the UK M&G achieved record net inflows into the M&G Property Portfolio fund, which directly invests across different property sectors such as retail, offices and industrial on behalf of its UK retail client base. The Property Portfolio fund finished 2014 with external funds under management of £3.0 billion, placing it as the largest retail property fund in the UK market.

M&G also continues to pursue business diversification by fund, with seven of its retail funds, representing all the major asset classes, achieving net inflows of at least £250 million during the year. One of these, the M&G Optimal Income Fund became the top(20) selling European cross-border fund in 2014, based on annual net flows as of 31 December 2014.

At the end of 2014 retail funds under management were £74.3 billion, up 11 per cent from 2013 levels, driven by positive net inflows, which totalled £6.7 billion (2013: net inflows of £7.3 billion), including the contribution from our associate entity in South Africa.

A track record of innovation in the institutional market has enabled M&G to be at the forefront of a number of specialist fixed income markets, including leveraged finance and infrastructure investment. The consistency of institutional investment performance and its reputation for innovation earned M&G the prestigious 2014 Financial News Institutional Asset Management Awards for both fixed income and real estate for the second consecutive year.

Net institutional inflows were £401 million, compared with £2.1 billion in 2013. As expected, a number of segregated clients withdrew money from public debt funds as they reallocated scheme assets. There were also further planned redemptions from a large low-margin mandate. In general, outgoing assets have been replaced by flows into higher-margin products, helping to improve the profitability of the institutional business. M&G has in place a multi-billion pound pipeline of institutional commitments at the end of 2014 across a diverse range of investment strategies that has yet to be invested.

External institutional funds under management increased 7 per cent in 2014 to £62.7 billion.

The recent increase in headcount and investment in operational infrastructure required to preserve service quality as the scale of the business grows, has been more than matched by revenue growth in 2014. As a result the cost income ratio(21) of 58 per cent in 2014 has improved slightly over the prior year (2013: 59 per cent).

M&G remains focused on producing superior long-term investment returns for clients, while continuing to diversify its business by geography and asset class and providing capital efficient profits and cash generation for the Group.

Eastspring Investments, our Asia asset management business, generated record third-party net inflows of £5.4 billion, 3.8 times higher than in 2013, with success in securing new equity flows, particularly from institutional clients, mitigating lower net inflows in fixed income. Including internal funds, total funds under management as at 31 December 2014 were a record £77.3 billion, up 28 per cent on the prior year as a result of net inflows and positive market movements. IFRS operating profit increased 32 per cent to £90 million, driven by the positive impact on revenue from higher levels of average assets under management.

Capital and risk management

We continue to take a disciplined approach to capital management and have implemented a number of measures over the last few years to enable us to make our capital work both more efficiently and more effectively for the Group. Using the regulatory measures of the Insurance Groups Directive (IGD), our Group capital surplus position(22) at 31 December 2014 was estimated at £4.7 billion (2013: £5.1 billion), after funding the fees payable for the new 15 year exclusive distribution agreement with Standard Chartered Bank. The IGD surplus is stated before allowing for the final dividend and is equivalent to a cover of 2.4 times.

In July 2013, Prudential plc was listed by the Financial Stability Board as one of nine companies to be designated as a Global Systemically Important Insurer (GSII). In July 2014 the International Association of Insurance Supervisors released a consultation paper on the Basic Capital Requirement, one of the two types of capital requirement proposed under the GSII framework. Prudential is monitoring the development and potential impact of the framework of policy measures and engaging closely with the Prudential Regulation Authority on the implication of this designation.

(20) Source: Lipper FMI Fundfile as of 31 December 2014

(21) Excluding performance fees, earned interest and share of profits from associate entity, PPM South Africa

(22) Before allowing for final dividend.

Solvency II is scheduled to come into effect on 1 January 2016 and our preparations are well advanced. While the Omnibus II Directive is now in place, there are still many areas which require further interpretation. We continue to work with the Prudential Regulation Authority on shaping the outcome to ensure that the practical details of Solvency II, including the final implementing measures, are both workable and effective.

On an economic capital basis(23) our surplus at 31 December 2014 of £9.7 billion (2013: £11.3 billion) is equivalent to an economic capital ratio of 218 per cent (2013: 257 per cent). These results are based on outputs from our Solvency II internal model, which has not yet been approved by the Prudential Regulation Authority. The results assume US equivalence, place no restrictions on the economic value of overseas surplus, and incorporate a number of other working assumptions. Certain aspects of the methodology and assumptions underpinning these results will differ from those which are applied in obtaining final Solvency II Pillar I internal model approval. The eventual Solvency II Pillar I ratio, therefore, remains uncertain and is expected to be lower than our economic capital ratio.

Dividend

The Board has decided to rebase the full year dividend upwards by 10 per cent, reflecting the 2014 financial performance of the Group. In line with this, the directors recommend a final dividend of 25.74 pence per share (2013: 23.84 pence), which brings the total dividend for the year to 36.93 pence (2013: 33.57 pence). This rebase has been made possible by the continued exceptionally strong performance of the Group.

Although the Board has been able to recommend such a rebase in 2014, the Group’s dividend policy remains unchanged. The Board will maintain its focus on delivering a growing dividend from this new higher base, which will continue to be determined after taking into account the Group’s financial flexibility and our assessment of opportunities to generate attractive returns by investing in specific areas of the business. The Board believes that in the medium term a dividend cover of around two times is appropriate.

Outlook

2014 was a successful year for the Group, where the strength and focus of our teams and of our businesses enabled us to deliver good financial and operational progress and maintain a robust capital position, despite a number of challenges both globally and locally.

It is clear that we are operating in a period of considerable change. 2015 has already seen a continuation of macroeconomic volatility, political upheaval and unexpected shifts in central bank positioning, with the uncertainty of election outcomes in many countries in Europe, including in the UK, still to come before the end of the year. As a result, investment markets generally remain cautious on the global outlook, reflected in further declines in long-term interest rates in most of the major economies in early 2015. The persistently low level of interest rates is a challenge for insurance companies, however in recent years we have positioned the Group through proactive actions on product mix, pricing and our balance sheet to mitigate the negative effects of the low interest rate environment and continue to grow our earnings. We have had the same strategy since 2009 and it has served us well. We continue to execute with discipline and purpose and we believe our strategy and operating principles enable us to deliver relative outperformance across the cycle, as evidenced during the financial crisis.

Asia, with its strong economic growth, young and growing population with savings and protection needs, and low levels of insurance penetration, continues to represent the most attractive opportunity in our industry today and therefore remains the primary focus of our profitable growth ambitions. Our established, growing multi-distribution platform puts us in a strong position to continue to capture profitably the opportunities available to us in Asia, while the breadth of our franchise, by geography, product and channel, provides us with the resilience that has allowed us to achieve relative outperformance through the cycle, even when individual countries presented short-term challenges. We will continue to invest in enhancing our agency and bancassurance distribution capabilities, to ensure our customers have effective advice-led access to our products. This was most recently evidenced by the

(23)	The methodology and assumptions used in calculating the economic capital results are set out in the Development of Economic Capital section within “Other results based information”. The economic capital ratio is based on the Group’s Solvency II internal model which will be subject to Prudential Regulation Authority review and approval before its formal adoption in 2016. We remain on track to submit our Solvency II internal model to the Prudential Regulation Authority for approval in 2015 but given the degree of uncertainty remaining these economic capital disclosures should not be interpreted as outputs from an approved internal model.

renewal in 2014 of our pan regional relationship with Standard Chartered Bank for another 15 years. The strong underlying fundamentals of economic growth and increasing affluence in Asia, and the quality of our products, people and distribution, remain powerful drivers of our ability to generate profitable growth while delivering value for our customers.

In the US and the UK, we continue to utilise our established market position, distribution strength and distinctive products to ensure the delivery of earnings and cash, with strict allocation of capital to segments of the market that offer higher, capital efficient margins. The UK life insurance market has been subject to significant reform, the ramifications of which are still playing out, but which we believe will ultimately lead to greater customer demand for savings and retirement solutions and create new opportunities for Prudential UK and M&G to leverage their existing expertise.

We remain confident in our ability to produce profitable growth over the long term and to continue to create value for our customers and shareholders.

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

Please refer to ‘Introduction and Overview’, Item 3 ‘Key Information – Risk Factors’ and Item 4 ‘Information on the Company – Business of Prudential’ for additional discussion of factors that may affect Prudential’s results of operations.

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

Asia

Asia (excluding Japan) is leading the world in terms of Gross Domestic Product growth. In the period 2014 to 2018, it is expected to generate US$5.5 trillion(24) of new Gross Domestic Product, more than the US and the other advanced economies combined.

Economic growth is translating into the rapid increase of the Asian middle class. Between 2009 and 2020 it is estimated that there will be over 1.2 billion people who will have been elevated from rural subsistence to urban lifestyles. Within our preferred ‘sweet spot’ markets of South East Asia and Hong Kong, the middle class will be represented by over 400 million people. Families are getting smaller, life expectancies are lengthening and the incidence of chronic diseases is increasing significantly.

As people move into the middle class, their increased wealth and higher income provide the incentive to make financial plans. Typically the first stage is to provide protection for the family and establish a regular savings plan through a life insurance policy.

Social welfare provisions vary by market but generally fall well below the levels people need to sustain their families’ lifestyle in the event of a personal tragedy such as the diagnosis of a critical illness. Also, while basic medical services may be provided by the state, there can be a high level of out of pocket expenses, creating demand for financial solutions to significantly improve an individual’s experience through access to private medical services. Therefore, critical illness and medical riders are popular additions to life insurance policies.

(24)	Prudential estimates based on IMF data – October 2013

Traditionally Asians would have relied on their children to provide for them in their retirement, but increasingly people are making their own financial provisions and life insurance policies are a popular part of a retirement plan.

Once the savings and protection solutions are in place there is the opportunity to invest. Single premium insurance policies are also important in more developed markets and it is likely that customers will increasingly seek access to different asset classes through mutual funds as their wealth grows and financial needs become more sophisticated.

United States

The United States is the world’s largest retirement savings market with total assets in the annuity sector of over $2.6 trillion(25). Each year, many of the 77 million ‘baby-boomers’ reach retirement age, which is triggering a shift from savings accumulation to retirement income generation of more than US$10 trillion(26) of accumulated wealth over the next decade. This demographic transition constitutes a significant opportunity for those companies that are able to provide the ‘baby-boomers’ with long-term retirement solutions.

In 2014, the US economy continued to show signs of improvements, with stronger GDP growth, declining unemployment rates, and evidence of a recovery in the housing market. The S&P 500 Index rose 11 per cent, following a 30 per cent jump in 2013. In late October, the Federal Reserve announced an end to its Quantitative Easing program due to an improved U.S. economy. As part of Quantitative Easing, the Federal Reserve purchased trillions of dollars of bonds in order to add more money to the U.S. economy. Despite these signs of strength domestically, longer-dated Treasury yields pulled back in 2014, but remained above the lows experienced in 2012.

The market share shift in the US annuity market has slowed down, and Jackson continues to hold the leading position in the industry while generating healthy margins. Variable annuity providers continue to modify their product offerings through reductions in fund availability and increased fees. Several insurers with challenging legacy blocks of variable annuity business continue to implement policy changes to help mitigate the risk of their back book of business, including fee increases on older benefits, changes to the availability of investment options, subsequent premium restrictions on in-force contracts and buyback offers to their existing policyholders. Despite positive demographic trends, these activities have the potential to lead to overall contraction in the industry, and likely further market share adjustments, as customers and distributors seek insurers that offer consistency, stability and financial strength.

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

In general, Jackson’s results are significantly affected by fluctuations in economic and market conditions, especially interest rates, credit conditions and equity markets. The profitability of Jackson’s spread based business depends in large part on its ability to manage interest rate exposure, as well as the credit and other risks inherent in its investment portfolio. Jackson designs its US products and manages the investments and liabilities to reduce overall interest rate sensitivity. This has the effect of moderating the impact on Prudential’s results of changes in prevailing interest rates.

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

(25)	According to LIMRA Annuity Sales Participant’s Report as of 30 September 2014.
(26)	Source: US Census Bureau.

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

Lowering crediting rates helps to mitigate the effect of spread compression but the spreads could still decline as Jackson is typically only entitled to reset the crediting rates at limited pre-established intervals and the re-setting is subject to the guaranteed minimum rates. As at 31 December 2014, approximately 87 per cent of Jackson’s fixed interest rate annuities and interest-sensitive life business account values correspond to crediting rates that are at the minimum guaranteed interest rates (2013: 87 per cent). Tabular disclosures are provided in note C4.2(b) to the consolidated financial statements in Item 18 on the distribution of the account values of these businesses within the range of their contractual minimum guaranteed interest rates. The tables demonstrate that approximately 71 per cent (2013: 71 per cent) of Jackson’s combined fixed interest rate annuities and interest sensitive life business account values of £21 billion (2013: £20 billion) have contractual minimum rates of 3 per cent or less.

Jackson’s expectation for future spreads is also an important component in the amortisation of deferred acquisition costs. Significantly lower spreads may cause it to accelerate amortisation, thereby reducing total IFRS profit in the affected reporting period. Low market interest rates could also reduce Jackson’s return on investments that are held to support the company’s capital. In addition, changes in interest rates will affect the net unrealised gain or loss position of Jackson’s available-for-sale fixed income securities which is reported as a component of other comprehensive income. Further information on the factors affecting the pricing of products and asset liability management of Jackson is provided in Item 4. ‘Information on the Company – Business of Prudential – US Business’.

In addition to the impact on Jackson’s spread product profitability, a prolonged period during which interest rates remain at levels lower than those anticipated in its pricing may result in greater costs associated with certain of Jackson’s product features which guarantee benefits, and also result in higher costs for derivative instruments used to hedge certain of its product risks. Reflecting these impacts in recoverability and loss recognition testing under U.S. GAAP as ‘grandfathered’ under IFRS may require Jackson to accelerate the amortisation of DAC as noted above, as well as to increase required reserves for future contract holder benefits. In addition, certain statutory capital and reserve requirements are based on formulas or models that consider interest rates, and a prolonged period of low interest rates may increase the statutory reserves and capital Jackson is required to hold.

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

United Kingdom

The configuration of the UK market is unchanged, characterised by an ageing population with wealth concentrated in the 50+ age group and a younger generation of savers who are typically less well-funded. While the announcement of pensions freedoms in the 2014 Budget has significantly reduced restrictions on how these individuals will access their savings to help fund an income in retirement, the need to accumulate savings remains. It constitutes a significant opportunity for companies with a strong brand and a solid track record in the long-term savings market.

In the UK we focus on those areas of the market where we are able to bring superior value to our customers and where we enjoy a competitive advantage, primarily in with-profits and retirement income provision.

Prudential UK’s longevity experience, multi-asset investment capabilities, long-standing trusted brand and financial strength mean that we are favourably positioned to help consumers translate their accumulated wealth into dependable retirement income through our range of market leading with-profits and annuity products.

In the UK, where Prudential’s with-profits fund invests in debt and other fixed income securities, equity securities and real estate, shareholders’ profits under IFRS are strongly related to the bonuses it declares. The most important influences on the bonus rates are the overall rate of return earned on investments and Prudential’s expectation of future investment returns. Further information on with-profits products is provided in Item 5 ‘Basis of Profits’, ‘—With-Profits Products’ and ‘—Bonus Rates’ below. In addition, shareholders’ profits under IFRS are significantly influenced by the contribution from the shareholder backed annuity business. The key factors affecting the profitability of this business are described in note C4.2 to the consolidated financial statements in Item 18.

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

In the US, the financial services industry continues to deal with a multitude of emerging regulatory initiatives in response to the financial crisis. Many of these broader financial services initiatives specifically impact the insurance industry. Within the insurance industry, we are seeing evolving supervisory structures, new global group supervision standards, focus on the reduction of systemic risk, amplified focus on enterprise risk management as well as initiatives in the area of financial reporting. While discussions continue across many initiatives, they are resulting in significant resources being expended across the industry. Finding the appropriate path through all of the regulatory changes clearly remains a challenge.

The UK life and pensions industry continues to undergo significant change. The announcement by the UK Chancellor in the 2014 Budget to remove compulsory annuitisation and introduce new pension freedoms from April 2015 has been described as a once in a 100-year change. We are supportive of this change and more generally of policy initiatives that will help encourage people to save in greater numbers, and more often, particularly in an environment where there is a significant savings gap. Simultaneously, we are witnessing a shift in how customers view retirement. The distinction between accumulating funds and then using them to provide an income in retirement is no longer clear-cut. We expect to see further opportunities created in the saving and investment market with demand for financial advice increasing and customers engaging more frequently with their providers.

These new developments represent major changes to the way business is conducted in a number of areas of the markets in which we operate in the UK, and impact not only insurance and investments providers, but also distributors and consumers.

Further details on the regulatory supervision which Prudential is subject to in the UK and internationally are provided in Item 4 ‘Information on the Company – Supervision and Regulation’.

Exchange rates

Due to the geographical diversity of Prudential’s businesses, it is subject to the risk of exchange rate fluctuations. Prudential’s international operations in Asia, the United States and Europe, which represent a significant proportion of total group income and expenses, generally write policies and invest in the same local currency, which although limiting the effect of exchange rate fluctuations on local operating results, can lead to fluctuations in Prudential’s consolidated financial information upon translation of results into pounds sterling. Please refer to Item 4 ‘Information on the Company – Business of Prudential – Group Risk Framework – Financial Risks – Foreign Exchange Risk’, Item 5 ‘Other results based information – Foreign currency source of IFRS key metrics’ and Notes C7.2, C7.3 and C7.4 to the consolidated financial statements in Item 18 for additional information on the impact of foreign currency fluctuations on the Group.

IFRS Critical Accounting Policies

Prudential’s discussion and analysis of its financial condition and results of operations are based upon Prudential’s consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB and as endorsed by the EU. EU-endorsed IFRS may differ from IFRS as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. As at 31 December 2014, there were no unendorsed standards effective for the three years ended 31 December 2014 affecting the consolidated financial information of Prudential and there were no differences between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to Prudential. Accordingly, Prudential’s financial information for the three years ended 31 December 2014 is prepared in accordance with IFRS as issued by the IASB. Prudential adopts mandatory requirements of new or altered EU-adopted IFRS standards when required, and may consider earlier adoption where permitted and appropriate in the circumstances.

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

The critical accounting policies referenced above are critical for those that relate to the Group’s shareholder financed business. In particular this applies for Jackson which is the largest shareholder backed business in the Group. The policies are not critical in respect of the Group’s with-profits business. This distinction reflects the basis of recognition of profit and accounting treatment of unallocated surplus of with-profits funds as a liability, as described elsewhere in these financial statements.

In determining the measurement of the Group’s assets and liabilities and in preparing financial statements, more generally, estimates and judgements are required. The critical aspects are set out below by reference to and discussed in the following accounting policies and other notes to the consolidated financial statements in Item 18.

Critical accounting estimates and assumptions	Reference to the disclosure notes in Item 18
Classification of insurance and investment contracts	A3.1(c)
Measurement of policyholder liabilities	A3.1(d); C4.2 and C7
Measurement of deferred acquisition costs	A3.1(f); and C4.2
Determination of fair value of financial investments	A3.1(j)(ii)
Determining impairment related to financial assets	A3.1 (j)(iii)

Additional quantitative information on the impairment and realised gains/losses recognised on the available-for-sale debt securities of US insurance operations	C3.5 (d)

Additional quantitative information on the movement in the statement of financial position value of the available-for-sale debt securities of US insurance operations and those which are in a gross unrealised loss position.

C3.3(b)(ii)

Summary Consolidated Results and Basis of Preparation of Analysis

The following table shows Prudential’s consolidated total profit for the years indicated.

	Actual Exchange Rate
	Year Ended 31 December £m
	2014	2013	2012
Total revenue, net of reinsurance	60,126	52,375	54,438
Total charges, net of reinsurance	(57,275)	(50,440)	(51,456)
Share of profits from joint ventures and associates, net of related tax	303	147	135
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns) *	3,154	2,082	3,117
Tax attributable to policyholders’ returns	(540)	(447)	(370)
Profit before tax attributable to shareholders	2,614	1,635	2,747
Tax charge	(938)	(736)	(954)
Less: tax attributable to policyholders’ returns	540	447	370
Tax charge attributable to shareholders’ returns	(398)	(289)	(584)
Profit for the year	2,216	1,346	2,163
*	This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.
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

Accordingly, Prudential has chosen to explain its consolidated results by reference to profits for the year, reflecting profit after tax. In explaining movements in profit for the year, reference is made to trends in profit before shareholder tax and the shareholder tax charge. The explanations of movement in profit before shareholder tax are shown below by reference to the profit analysis applied for segmental disclosure as shown in note B1 to the consolidated financial statements in Item 18. This basis is used by management and reported externally to the holders of shares listed on the UK, Hong Kong and Singapore exchanges and to the financial markets in those countries. Separately, in this section, analysis of movements in profits before shareholder tax is provided by nature of revenue and charges.

Explanation of Movements in Profits After Tax and Profits before Shareholder Tax by Reference to the Basis Applied for Segmental Disclosure

(a) Group overview

Profit for the year after tax for 2014 was £2,216 million compared to £1,346 million for 2013. The increase primarily reflects the movement in profit before tax attributable to shareholders, which increased from a profit of £1,635 million in 2013 to a profit of £2,614 million in 2014, which was partially offset by an increase in the tax charge attributable to shareholders from £289 million in 2013 to £398 million in 2014.

The increase in the total profit before tax attributable to shareholders from £1,635 million in 2013 to £2,614 million in 2014 reflects an improvement in operating profit based on longer-term investment returns from £2,954 million in 2013 to £3,186 million in 2014 and a favourable change in non-operating items of £747 million from negative £1,319 million to negative £572 million. The increase of £232 million or 8 per cent in operating profit based on longer-term investments includes a negative exchange translation impact of £167 million. Excluding the currency volatility, on a constant exchange rate basis, the Group operating profit based on longer term investment returns increased by £399 million or 14 per cent to £3,186 million, driven by the broad-based improvement in profitability in all four of our business operations in Asia, the US, UK life and M&G.

The improvement in non-operating items of £747 million is primarily due to the favourable change in short-term fluctuations in investment returns from negative £1,110 million in 2013 to negative £574 million in 2014 and no loss attaching to the held for sale Japan Life business in 2014 compared to a loss of £102 million in 2013. In addition, in 2014, the Group sold its 25 per cent equity stake in the PruHealth and PruProtect businesses resulting in a profit on disposal of £86 million recorded as a non-operating item. This improvement of £747 million in non-operating items also includes a positive exchange translation impact of £64 million.

During 2014 the performance of the equity markets in the countries that we operate in has been broadly positive, with the US S&P 500 index up 11 per cent, while the UK FTSE 100 index and the MSCI Asia ex-Japan index were flat. Continued speculation on global growth prospects and the timing of key interest rate decisions has led to some volatility in long-term yields, with most markets experiencing a significant decline in 10-year bond yields during 2014, largely reversing the increases seen in 2013. As significant long-term holders of investment securities, insurance company results reflect the negative and positive fluctuations in the value of these assets. We include the impact of these short-term market movements outside the operating result, which is based on longer-term investment assumptions. In addition, we continue to take steps to protect ourselves from the downside risks to the Group’s financial position associated with the guarantees that we offer to our customers and this also gives rise to short-term investment fluctuations, particularly where the corresponding movement in the economic effects associated with these fluctuations is not recognised under IFRS.

The effective rate of tax at the total profit level was 15 per cent in 2014, compared to 18 per cent in 2013. The reduced rate is principally due the negative impact of the sale of Japan Life on the full year Asia 2013 tax rate, the combination of a favourable deduction in respect of portfolio dividends received in Variable Annuity business and the impact of tax relief on negative net unrealised value movement on derivatives held to manage the Group’s exposure to market movements following rises in equity values in the US and the absence of the restatement of deferred tax balances in 2013 to reflect the reduction in the main rate of UK corporate tax. Further details are provided in note B5 to the consolidated financial statements in Item 18.

Profit for the year after tax was £1,346 million in 2013 compared to £2,163 million for 2012. The decrease primarily reflected the movement in results before tax attributable to shareholders, which decreased from a profit of £2,747 million in 2012 to a profit of £1,635 million in 2013, which was partially offset by a decrease in the tax charge attributable to shareholders from £584 million in 2012 to £289 million in 2013.

The decrease in the total profit before tax attributable to shareholders from £2,747 million in 2012 to £1,635 million in 2013 reflected an improvement in operating profit based on longer-term investment returns from £2,520 in 2012 to £2,954 in 2013 which was more than offset by a decrease in non-operating items from positive £227 million to negative £1,319 million. The decrease in non-operating items was predominantly due to the adverse change in short-term fluctuations in investment returns from a positive £187 million in 2012 to a negative £1,110 million in 2013. Further, in 2013, a loss of £102 million (2012: profit of £17 million) was recognised as result of the classification of the Japan Life business as held for sale and included within non-operating items, comprising the 2013 reduction on re-measuring the carrying value of the business and its trading results.

During 2013, global equity markets have performed well overall, and the gradually improving outlook in most of the major economies had also led to a long-awaited uplift in long-term interest rates. These were positive developments for our business performance, and we were well positioned to benefit from the recovery in investment markets, having proactively defended the economics of our business when markets fell. The favourable impact of appreciating equity markets and rising yields, in combination with our strong execution and risk management, benefited all of our key operating profit and underlying capital generation metrics in 2013.

As mentioned above, to protect ourselves from the downside risks to the Group’s financial position associated with these guarantees, we hold derivatives and other instruments to mitigate these exposures. In times of rising equity markets these will generally generate negative investment variances. In addition, while higher interest rates are beneficial to the long-term performance of our business, they do give rise to negative value movements on our holdings of fixed income securities as was the case in 2013. The impact of these collective short-term movements in investment values, reported outside the operating result, gave rise to a lower profit before tax attributable to shareholders of £1,635 million in 2013 (2012: £2,747 million).

Another feature of 2013 was the volatility in the world’s currency markets. Following the US Federal Reserve’s statements in 2013 implying its intention to taper asset purchases, currencies in some of our key Asian markets, such as Indonesia in particular, saw significant depreciation in the second half of 2013. The US dollar also depreciated against UK sterling as the strength of the economic recovery in the UK brought forward expectations of a UK interest rate increase. As the assets and liabilities of our overseas businesses are translated at year-end exchange rates, the effect of these currency movements has been incorporated within the year end reported shareholders’ equity. However, the results of our overseas businesses are translated using average exchange rates for the year, as this is a reasonable approximation of the rates prevailing at the dates that our normal trading transactions have taken place in these markets. Accordingly, the full impact of the currency movements on the operating results of 2013 was more muted.

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

	Year ended 31 December 2014 £m
	Asia	US	UK	Unallocated corporate**	Total
Insurance operations	1,048	249	1,050	-	2,347
Asset management*	78	6	372	-	456
Total profit attributable to the segments	1,126	255	1,422	-	2,803
Unallocated corporate	-	-	-	(587)	(587)
Total profit (loss) for the year	1,126	255	1,422	(587)	2,216

	Year ended 31 December 2013 £m (AER)
	Asia	US	UK	Unallocated corporate**	Total
Insurance operations	540	452	374	-	1,366
Asset management*	64	39	363	-	466
Total profit attributable to the segments	604	491	737	-	1,832
Unallocated corporate	-	-	-	(486)	(486)
Total profit (loss) for the year	604	491	737	(486)	1,346

	Year ended 31 December 2012 £m (AER)
	Asia	US	UK	Unallocated corporate**	Total
Insurance operations	831	621	708	-	2,160
Asset management*	58	18	404	-	480
Total profit attributable to the segments	889	639	1,112	-	2,640
Unallocated corporate	-	-	-	(477)	(477)
Total profit (loss) for the year	889	639	1,112	(477)	2,163
*	For the US, including the broker dealer business and Curian.
**	Representing central operations.

Profit from insurance operations

Total profit from insurance operations in 2014 was £2,347 million compared to £1,366 million in 2013 and £2,160 million in 2012. All of the profits from insurance operations in 2014, 2013 and 2012 were from continuing operations. The movement in profits for insurance operations can be summarised as follows:

	Year Ended 31 December £m
	2014	2013	2012
Profit before shareholder tax	2,798	1,687	2,704
Shareholder tax	(451)	(321)	(544)
Profit after tax	2,347	1,366	2,160

The increase of £1,111 million in profit before tax attributable to shareholders in 2013 of £1,687 million to a profit of £2,798 million in 2014 primarily is driven by an increase in operating profit based on longer-term investment returns of £278 million and an improvement in non-operating items of £833 million reducing the non-operating loss from £1,292 million in 2013 to a loss of £459 million in 2014. The increase of £278 million in operating profit based on longer-term investments includes a negative exchange translation impact of £158 million. The increase in operating profit based on longer-term investment returns reflects the growth in the scale of the insurance operations, driven primarily by positive business inflows.

The effective shareholder tax rate on profits from insurance operations decreased from 19 per cent in 2013 to 16 per cent in 2014. The reduced rate is principally due the negative impact of the sale of Japan Life on the full year 2013 tax rate, the combination of a favourable deduction in respect of portfolio dividends received in Variable Annuity business and the impact of tax relief on negative net unrealised value movement on derivatives held to manage the Group’s exposure to market movements following rises in equity values and the absence of the restatement of deferred tax balances in 2013 to reflect the reduction in the main rate of UK corporate tax. Further details are included in Note B5 to the financial statements at item 18.

The decrease of £1,017 million in profit before tax attributable to shareholders in 2013 compared to 2012 primarily reflects an increase in operating profit based on longer-term investment returns of the insurance operations of £373 million to £2,979 million being more than offset by an adverse change in short-term fluctuations in investment returns for shareholder-backed business of £1,183 million, the loss attaching to the held for sale Japan Life business as described above which was £102 million in 2013 (2012: profit of £17 million) and other non-operating items of £107 million.

The effective shareholder tax rate on profits from insurance operations decreased from 20 per cent in 2012 to 19 per cent in 2013. The reduced rate is primarily due to a favourable deduction in respect of portfolio dividends received in Variable Annuity business. In addition, Prudential benefitted from reductions in the main UK corporate tax rate in 2013. Offsetting this effect Prudential sold Japan Life during the period which gave rise to a loss for which there was no tax relief. Further details are provided in note B5 to the consolidated financial statements in Item 18.

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

Comparison of total profit arising from Asia insurance operations

The following table shows the movement in profit arising from Asia insurance operations for 2014, 2013 and 2012:

	Year Ended 31 December £m
	2014	2013	2012
Profit before shareholder tax	1,220	688	977
Shareholder tax	(172)	(148)	(146)
Profit after tax	1,048	540	831

The increase of £532 million from the profit before tax attributable to shareholders in 2013 of £688 million to a profit of £1,220 million in 2014 primarily reflects an increase of £49 million in operating profit based on longer-term investment and a positive change in non-operating items of £483 million. The increase of £49 million in operating profit based on longer-term investments includes a negative exchange translation impact of £96 million. Excluding the currency volatility, Asia insurance operations operating profit based on longer-term investment returns was up 16 per cent on a constant exchange basis driven by the increasing scale of the in-force book and our regular premium health and protection oriented product focus.

The change of £483 million from a non-operating loss of £313 million in 2013 to a non-operating profit of £170 million in 2014 arises from an improvement in the short-term fluctuations in investment returns of £382 million, no loss attaching to the held for sale Japan Life business in 2014 (2013: £102 million) and an adverse change of £1 million in other non-operating items. The positive change of £483 million in 2014 in non-operating items includes a positive exchange translation impact of £28 million. The positive short-term fluctuation in investment returns primarily reflect net unrealised movement in bond holdings following falls in bond yields across the region during the year.

The effective shareholder tax rate changed from 22 per cent in 2013 to 14 per cent in 2014, with the movement principally due to the negative impact of the sale of Japan Life on the full year 2013 tax rate.

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

Comparison of total profit arising from US insurance operations

The following table shows the movement in profit arising from US insurance operations for 2014, 2013 and 2012:

	Year Ended 31 December £m
	2014	2013	2012
Profit before shareholder tax	257	553	855
Shareholder tax	(8)	(101)	(234)
Profit after tax	249	452	621

The £296 million decrease in profit before tax attributable to shareholders in 2014 against 2013, was primarily due to an increase of £188 million in operating profit based on longer-term investment returns to £1,431 million, which was more than offset by an adverse change in non-operating loss of £484 million.

The increase of £188 million in operating profit based on longer-term investment returns includes a negative translation impact of £62 million. Excluding the currency volatility, the increase in operating profit based on longer-term investment return in 2014 on a constant exchange rate basis compared to 2013 was £250 million or 21 per cent primarily driven by increased fee income reflecting the growth in average separate account assets.

The increase in non-operating loss was mainly driven by an adverse change in short-term fluctuation in investment returns of £478 million, increasing the loss from £625 million in 2013 to a loss of £1,103 million in 2014. The negative movement in short-term fluctuations in investment returns mainly reflect the net value movement on the guarantees offered by Jackson and the associated derivatives held to manage market exposures, as described further in the “Charges for short-term fluctuations in investment returns” section below.

The effective tax rate on profits from US operations decreased from 18 per cent in 2013 to 3 per cent in 2014 principally due to a combination of a favourable deduction in respect of portfolio dividends received in Variable Annuity business and the impact of tax relief on negative net unrealised value movement on derivatives held to manage the Group’s exposure to market movements following rises in equity values.

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

Comparison of total profit arising from UK insurance operations

The following table shows the movement in profit arising from UK insurance operations for 2014, 2013 and 2012:

	Year Ended 31 December £m
	2014	2013	2012
Profit before shareholder tax	1,321	446	872
Shareholder tax	(271)	(72)	(164)
Profit after tax	1,050	374	708

Profit after tax from UK insurance operations of £1,050 million in 2014 is £676 million higher than the £374 million in 2013.

The increase in profit before tax attributable to shareholders of £875 million to £1,321 million in 2014 was driven by an increase of £41 million in operating profit based on longer-term investments return, combined with an improvement in the short-term fluctuations in investment returns for shareholder-backed business of £718 million and a favorable change in other non-operating items of £116 million. The favourable change in the UK insurance non-operating items in 2014 includes a one-off gain of £86 million arising from the sale of UK insurance operation’s 25 per cent equity stake in PruHealth and PruProtect business.

The £41 million, or 6 per cent increase in operating profit based on longer-term investment returns was principally driven by a £105 million profit contribution from bulk annuity transactions (2013: £25 million), partially offset by a £53 million decline in profit from new retail annuity sales which was affected by the UK market reforms announced in March 2014. Operating profit based on longer-term investment returns included general insurance commissions of £24 million in 2014 compared with £29 million for 2013. The positive short-term fluctuations in investment returns of £718 million includes net unrealised movements on fixed income assets supporting the capital of the shareholder-backed annuity business.

The effective shareholder tax rate on profits from UK insurance operations for 2014 of 21 per cent compares with the effective tax rate of 16 per cent in 2013, principally due to the absence of the restatement of deferred tax balances in 2013 to reflect the reduction in the main rate of UK corporate tax.

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

Profit from asset management

The following table shows the movement in profits from asset management for 2014, 2013 and 2012:

	Year Ended 31 December £m
	2014	2013	2012
Profit before shareholder tax	573	596	619
Shareholder tax	(117)	(130)	(139)
Profit after tax	456	466	480

Total profit from asset management decreased from £466 million in 2013 to £456 million in 2014. The decrease of £23 million in profit before shareholder tax in 2014 compared to 2013 resulted mainly from a decrease for US broker dealer and asset management operations of £47 million from £59 million in 2013 to £12 million in 2014. This decrease was partially offset by an increase in profit before shareholder tax for Eastspring Investments of £16 million from £74 million to £90 million and an increase in profit before shareholder tax for M&G of £8 million from £463 million to £471 million in 2014.

The £8 million increase in the profit before shareholder tax of M&G primarily reflects an increase of £47 million in operating profit based on longer-term investment returns to £488 million offset by an adverse change in short-term fluctuations in investment returns for shareholder-backed business of £39 million.

The £16 million increase in profit before tax attributable to shareholders for Eastspring Investments includes a negative exchange translation impact of £6 million. Excluding the currency volatility, the increase in £22 million, or 32 per cent is reflects the benefit of higher average funds under management. The decrease in US broker dealer and asset management operations of £47 million followed a provision related primarily to the potential refund of certain fees by Curian.

The effective tax rate on profits from asset management operations decreased from 22 per cent in 2013 to 20 per cent in 2014, principally due to a reduction in the main rate of UK corporation tax.

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

The effective tax rate on profits from asset management operations remained at 22 per cent in 2012 and in 2013.

Unallocated corporate result

The following table shows the movement in the unallocated corporate result for 2014, 2013 and 2012.

	Year Ended 31 December £m
	2014	2013	2012
Loss before shareholder tax	(757)	(648)	(576)
Shareholder tax	170	162	99
Loss after tax	(587)	(486)	(477)

Total net charges for unallocated corporate activity increased by £101 million from £486 million in 2013 to £587 million in 2014 and increased by £9 million from £477 million in 2012 to £486 million in 2013.

The loss before shareholder tax increased by £109 million from £648 million in 2013 to £757 million at 2014. Net other expenditure (including restructuring and Solvency II implementation costs) increased by £62 million from £599 million in 2013 to £661 million in 2014. This was combined with an adverse change of £47 million in short-term fluctuations in investment returns from a loss of £49 million in 2013 to a loss of £96 million in 2014.

The effective tax credit on unallocated corporate result changed from 25 per cent at 2013 to 22 per cent at 2014, reflecting the release of provisions no longer required.

Total net charges for unallocated corporate activity increased by £9 million from £477 million in 2012 to £486 million in 2013 and increased by £117 million to £477 million in 2012.

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

The Group’s operating segments, determined in accordance with IFRS 8, ‘Operating Segments’, are as follows:

Insurance operations:	Asset management operations:
– Asia	– Eastspring Investments
– US (Jackson)	– US broker-dealer and asset management (including Curian)
– UK	– M&G (including Prudential Capital)

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

The performance measure of operating segments utilised by the Company is IFRS operating profit attributable to shareholders based on longer-term investment returns, as described below. This measurement basis distinguishes operating profit based on long-term investment returns from other constituents of the total profit as follows:

•	Short-term fluctuations in investment returns;
•	Gain on the sale the Group’s interest of PruHealth and PruProtect in 2014 as explained in note D1 to the consolidated financial statements in Item 18;
•	Amortisation of acquisition accounting adjustments arising on the purchase of business. This comprises principally the charge for the adjustments arising on the purchase of REALIC in 2012;
•	(Loss) profit attaching to the held for sale Japan Life business. See note D1 for further details;
•	The costs associated with the domestication of the Hong Kong branch which became effective on 1 January 2014 ; and
•	For 2012, gain on dilution of the Group’s holdings in PPM South Africa.

Segment results that are reported to the Group Executive Committee include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are mainly in relation to the Group Head Office and the Asia Regional Head Office.

Determination of operating profit based on longer-term investment return for investment and liability movements:

(a)	General principles

(i)	UK style with-profits business

The operating profit based on longer-term returns reflects the statutory transfer gross of attributable tax. Value movements in the underlying assets of the with-profits funds do not affect directly the determination of operating profit.

(ii)	Unit linked business

The policyholder unit liabilities are directly reflective of the asset value movements. Accordingly, the operating results based on longer-term investment returns reflect the current period value movements in both the unit liabilities and the backing assets.

(iii)	US Variable Annuity and Fixed Index Annuity business

This business has guarantee liabilities which are measured on a combination of fair value and other, US GAAP derived, principles. These liabilities are subject to an extensive derivative programme to manage equity and, with those of the general account, interest rate exposures. The principles for determination of the operating profit and short-term fluctuations are necessarily bespoke, as discussed in section (c) below.

(iv)	Business where policyholder liabilities are sensitive to market conditions

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

Examples of where such bifurcation is necessary are in Hong Kong and for UK shareholder-backed annuity business, as explained in notes (b)(i) and (d)(i), respectively:

(v)	Other shareholder-financed business

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

Except in the case of assets backing liabilities which are directly matched (such as linked business) or closely correlated with value movements (as discussed below) operating profit based on longer-term investment returns for shareholder-financed business is determined on the basis of expected longer-term investment returns.

Debt, equity-type securities and loans

Longer-term investment returns comprise actual income receivable for the period (interest/dividend income) and for both debt and equity-type securities longer-term capital returns.

In principle, for debt securities and loans, the longer-term capital returns comprise two elements:

•	Risk margin reserve based charge for the expected level of defaults for the period, which is determined by reference to the credit quality of the portfolio. The difference between impairment losses in the reporting period and the risk margin reserve charge to the operating result is reflected in short-term fluctuations in investment returns; and
•	The amortisation of interest-related realised gains and losses to operating results based on longer-term investment returns to the date when sold bonds would have otherwise matured.

At 31 December 2014, the level of unamortised interest-related realised gains and losses related to previously sold bonds for the Group was a net gain of £467 million (2013: £461 million; 2012: £495 million).

Equity type securities

For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment returns for income and capital having regard to past performance, current trends and future expectations. Equity-type securities held for shareholder-financed operations other than the UK annuity business, unit-linked and US variable annuity are of significance for the US and Asia insurance operations. Different rates apply to different categories of equity-type securities.

Derivative value movements

Generally, derivative value movements are excluded from operating results based on longer-term investment returns (unless those derivative value movements broadly offset changes in the accounting value of other assets and liabilities included in operating profit). The principal example of non-equity based derivatives (for example interest rate swaps and swaptions) whose value movements are excluded from operating profit arises in Jackson, as discussed below in note (c).

(b)	Asia insurance operations

(i)	Business where policyholder liabilities are sensitive to market conditions

For certain Asia non-participating business, for example in Hong Kong, the economic features are more akin to asset management products with policyholder liabilities reflecting asset shares over the contract term. For these products, the charge for policyholder benefits in the operating results should reflect the asset share feature rather than volatile movements that would otherwise be reflected if the local regulatory basis (also applied for IFRS basis) was used.

For certain other types of non-participating business, longer-term interest rates are used to determine the movement in policyholder liabilities for determining operating results.

(ii)	Other Asia shareholder-financed business

Debt securities

For this business the realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are being amortised over the period to the date those securities would otherwise have matured, with no explicit risk margin reserve charge.

Equity-type securities

For Asia insurance operations, excluding assets of the Japan Life held for sale business, investments in equity securities held for non-linked shareholder-financed operations amounted to £932 million as at 31 December 2014 (2013: £571 million; 2012: £474 million). The rates of return applied in the years 2014, 2013 and 2012 ranged from 2.73 per cent to 13.75 per cent with the rates applied varying by territory. These rates are determined after consideration by the Group’s in-house economists of long-term expected real government bond returns, equity risk premium and long-term inflation. These rates are broadly stable from period to period but may be different between countries reflecting, for example, differing expectations of inflation in each territory. The assumptions are for returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations.

The longer-term investment returns for the Asia insurance joint ventures accounted for on the equity method are determined on a similar basis as the other Asia insurance operations described above.

(c)	US Insurance operations

(i)	Separate account business

For such business the policyholder unit liabilities are directly reflective of the asset value movements. Accordingly, the operating results based on longer-term investment returns reflect the current period value movements in unit liabilities and the backing assets.

(ii)	US variable and fixed index annuity business

The following value movements for Jackson’s variable and fixed index annuity business are excluded from operating profit based on longer-term investment returns. See note B1.2 note (ii) to the consolidated financial statements in Item 18:

•	Fair value movements for equity-based derivatives;
•	Fair value movements for embedded derivatives for Guaranteed Minimum Withdrawal Benefit ‘not for life’ and fixed index annuity business, and Guaranteed Minimum Income Benefit reinsurance (see below);
•	Movements in accounts carrying value of Guaranteed Minimum Death Benefit and Guaranteed Minimum Withdrawal Benefit ‘for life’ and Guaranteed Minimum Income Benefit liabilities, for which, under the ‘grandfathered’ US GAAP applied under IFRS for Jackson’s insurance assets and liabilities, the measurement basis gives rise to a muted impact of current period market movements;
•	Fee assessments and claim payments, in respect of guarantee liabilities; and
•	Related amortisation of deferred acquisition costs for each of the above items.

Embedded derivatives for variable annuity guarantee features

The Guaranteed Minimum Income Benefit liability, which is essentially fully reinsured, subject to a deductible and annual claim limits, is accounted for in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Subtopic 944-80 Financial Services – Insurance – Separate Accounts (formerly SOP 03-1) under IFRS using ‘grandfathered’ US GAAP. As the corresponding reinsurance asset is net settled, it is considered to be a derivative under IAS 39, ‘Financial Instruments: Recognition and Measurement’, and the asset is therefore recognised at fair value. As the Guaranteed Minimum Income Benefit is economically reinsured the mark to market element of the reinsurance asset is included as a component of short-term fluctuations in investment returns.

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

(iv)	Other US shareholder-financed business

Debt securities

Jackson is the shareholder-backed operation for which the distinction between impairment losses and interest-related realised gains and losses is in practice relevant to a significant extent. Jackson has used the ratings by Nationally Recognised Statistical Ratings Organisations (NRSRO) or ratings resulting from the regulatory ratings detail issued by the National Association of Insurance Commissioners (NAIC) developed by external third parties such as PIMCO or BlackRock Solutions to determine the average annual risk margin reserve to apply to debt securities held to back general account business. Debt securities held to back separate account and reinsurance funds withheld are not subject to risk margin reserve charge. Further details of the risk margin reserve charge, as well as the amortisation of interest-related realised gains and losses, for Jackson are shown in note B1.2 to the consolidated financial statements in Item 18.

Equity-type securities

As at 31 December 2014, the equity-type securities for US insurance non-separate account operations amounted to £1,094 million (2013: £1,118 million; 2012: £1,004 million). For these operations, the longer-term rates of return for income and capital applied in 2014 and 2013, which reflect the combination of the average risk free rates over the period and appropriate risk premiums are as follows:

	2014	2013	2012
Equity-type securities such as common and preferred stock and portfolio holdings in mutual funds	6.2% to 6.7%	5.7% to 6.8%	5.5% to 6.2%
Other equity-type securities such as investments in limited partnerships and private equity funds	8.2% to 8.7%	7.7% to 9.0%	7.5% to 8.2%

(d)	UK Insurance operations

(i)	Shareholder-backed annuity business

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

The operating result based on longer-term investment returns reflects the impact of value movements on policyholder liabilities for annuity business in PRIL and the PAC non-profit sub-fund after adjustments to allocate the following elements of the movement to the category of ‘short-term fluctuations in investment returns’:

•	The impact on credit risk provisioning of actual upgrades and downgrades during the period;
•	Credit experience compared to assumptions; and
•	Short-term value movements on assets backing the capital of the business.

Credit experience reflects the impact of defaults and other similar experience, such as asset exchanges arising from debt restructuring by issuers that include effectively an element of permanent impairment of the security held. Positive or negative experience compared to assumptions is included within short-term fluctuations in investment returns without further adjustment. The effects of other changes to credit risk provisioning are included in the operating result, as is the net effect of changes to the valuation rate of interest due to portfolio rebalancing to align more closely with management benchmark.

(ii)	Non-linked shareholder-financed business

For debt securities backing non-linked shareholder-financed business of the UK insurance operations (other than the annuity business) the realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are being amortised over the period to the date those securities would otherwise have matured, with no explicit risk margin reserve charge.

(e)	Fund management and other non-insurance businesses

For these businesses, the particular features applicable for life assurance noted above do not apply. For these businesses it is inappropriate to include returns in the operating result on the basis described above. Instead, it is appropriate to generally include realised gains and losses in the operating result with temporary unrealised gains and losses being included in short-term fluctuations. In some instances it may also be appropriate to amortise realised gains and losses on derivatives and other financial instruments to operating results over a time period that reflects the underlying economic substance of the arrangements.

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

		AER	CER	AER
	2014 £m	2013 £m	2013 £m	2012 £m
Insurance business
Long-term business(ii)
Asia	1,052	1,003	907	913
US	1,431	1,243	1,181	964
UK	752	706	706	703
Development expenses	(2)	(2)	(2)	(7)
Long-term business operating profit	3,233	2,950	2,792	2,573
UK general insurance commission (iii)	24	29	29	33
Asset management business
M&G	488	441	441	371
Eastspring Investments	90	74	68	69
US broker-dealer and asset management	12	59	56	39
	3,847	3,553	3,386	3,085
Other income and expenditure	(619)	(558)	(558)	(498)
Solvency II implementation costs	(28)	(29)	(29)	(48)
Restructuring costs	(14)	(12)	(12)	(19)
Total IFRS operating profit based on longer-term investment returns (i)	3,186	2,954	2,787	2,520
Short-term fluctuations in investment returns(iv)
Insurance operations	(461)	(1,083)	(1,036)	100
Other operations	(113)	(27)	(27)	87
Total short-term fluctuations in investment returns	(574)	(1,110)	(1,063)	187
Gain on dilution of Group’s holdings	-	-	-	42
Amortisation of acquisition accounting adjustments	(79)	(72)	(68)	(19)
Gain on sale of PruProtect and PruHealth	86	-	-	-
(Loss)/Profit attaching to held for sale Japan Life business	-	(102)	(89)	17
Costs of domestication of Hong Kong branch`	(5)	(35)	(35)	-
Profit before tax from continuing operations attributable to shareholders	2,614	1,635	1,532	2,747
Tax (charge) credit attributable to shareholders’ returns	(398)	(289)	(262)	(584)
Total profit for the year attributable to equity holders of Prudential	2,216	1,346	1,270	2,163

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
(ii)	Effect of changes to assumptions, estimates and bases of determining life assurance liabilities
The results of the Group’s long-term business operations are affected by changes to assumptions, estimates and bases of preparation.
Where applicable, these are described in note B4 to the consolidated financial statements in Item 18.
(iii)	UK operations transferred its general insurance business to Churchill in 2002, with general insurance commission representing the commission received net of expenses for Prudential-branded general insurance products as part of this arrangement. Restructuring costs are incurred in the UK and represent one-off expenses incurred in securing expense savings.
(iv)	Short-term fluctuations in investment returns on shareholder-backed business comprise:

	2014 £m	AER 2013 £m	AER 2012 £m
Insurance operations:
Asia note (i)	178	(204)	54
US note (ii)	(1,103)	(625)	(90)
UK note (iii)	464	(254)	136
Other operationsnote (iv)	(113)	(27)	87
Total	(574)	(1,110)	187

Further details on the short-term fluctuations in investment returns are provided below under ‘Charge for short-term fluctuations in investment returns’ and also in note B1.2 in the consolidated financial statements in Item 18.

Reconciliation of IFRS operating profit based on longer-term investment returns to IFRS total profit

The following tables reconcile Prudential’s operating profit based on longer-term investment returns to Prudential’s total profit after tax for 2014, 2013 and 2012.

	2014 £m
	Insurance operations			Asset management
	Asia	US	UK	M&G	US	Eastspring Investments	Total segment	Unallo- cated to a segment (central operations)	Group total
Operating profit based on longer-term investment returns	1,050	1,431	776	488	12	90	3,847	(661)	3,186
Short-term fluctuations in investment returns on shareholder-backed business	178	(1,103)	464	(17)	-	-	(478)	(96)	(574)
Gain on sale of PruHealth and PruProtect	-	-	86	-	-	-	86	-	86
Amortisation of acquisition accounting adjustments	(8)	(71)	-	-	-	-	(79)	-	(79)
Costs of domestication of Hong Kong branch	-	-	(5)	-	-	-	(5)	-	(5)
Profit (loss) before tax attributable to shareholders	1,220	257	1,321	471	12	90	3,371	(757)	2,614
Tax attributable to shareholders									(398)
Profit for the year									2,216

	2013 £m (AER)
	Insurance operations			Asset management
	Asia	US	UK	M&G	US	Eastspring Investments	Total segment	Unallo- cated to a segment (central operations)	Group total
Operating profit based on longer-term investment returns	1,001	1,243	735	441	59	74	3,553	(599)	2,954
Short-term fluctuations in investment returns on shareholder-backed business	(204)	(625)	(254)	22	-	-	(1,061)	(49)	(1,110)
Amortisation of acquisition accounting adjustments	(7)	(65)	-	-	-	-	(72)	-	(72)
Loss attaching to held for sale Japan life business	(102)	-	-	-	-	-	(102)	-	(102)
Costs of domestication of Hong Kong branch	-	-	(35)	-	-	-	(35)	-	(35)
Profit (loss) before tax attributable to shareholders	688	553	446	463	59	74	2,283	(648)	1,635
Tax attributable to shareholders									(289)
Profit for the year									1,346

	2013 £m (CER)
	Insurance operations			Asset management
	Asia	US	UK	M&G	US	Eastspring Investments	Total segment	Unallo- cated to a segment (central operations)	Group total
Operating profit based on longer-term investment returns	905	1,181	735	441	56	68	3,386	(599)	2,787
Short-term fluctuations in investment returns on shareholder-backed business	(189)	(593)	(254)	22	-	-	(1,014)	(49)	(1,063)
Amortisation of acquisition accounting adjustments	(7)	(61)	-	-	-	-	(68)	-	(68)
Loss attaching to held for sale Japan life business	(89)	-	-	-	-	-	(89)	-	(89)
Costs of domestication of Hong Kong branch	-	-	(35)	-	-	-	(35)	-	(35)
Profit (loss) before tax attributable to shareholders	620	527	446	463	56	68	2,180	(648)	1,532
Tax attributable to shareholders									(262)
Profit for the year									1,270

	2012 £m (AER)
	Insurance operations			Asset management
	Asia	US	UK	M&G	US	Eastspring Investments	Total segment	Unallo- cated to a segment (central operations)	Group total
Operating profit based on longer-term investment returns	906	964	736	371	39	69	3,085	(565)	2,520
Short-term fluctuations in investment returns on shareholder-backed business	54	(90)	136	98	-	-	198	(11)	187
Gain on dilution of Group’s holdings	-	-	-	42	-	-	42	-	42
Amortisation of acquisition accounting adjustments	-	(19)	-	-	-	-	(19)	-	(19)
Profit attaching to held for sale Japan Life business	17	-	-	-	-	-	17	-	17
Profit (loss) before tax attributable to shareholders	977	855	872	511	39	69	3,323	(576)	2,747
Tax attributable to shareholders									(584)
Profit for the year									2,163

IFRS operating profit based on longer-term investment returns

Total IFRS operating profit based on longer-term investment returns increased by 14 per cent in 2014 to £3,186 million (2013: £2,954 million), driven by higher contributions from both life insurance and asset management.

Consistent with the explanations made in the currency volatility section above comparison of the 2014 and 2013 performance is partially affected by the movements in average exchange rates used to translate into sterling the results of our overseas operations. Therefore, to facilitate explanations of changes in underlying performance, in the commentary on 2014 compared to 2013 discussions below, every time we comment on the performance of our businesses, we focus on their performance measured on the constant exchange rates basis unless otherwise stated. Growth rates based on actual exchange rates are also shown in the tables presented above. The 2013 commentary on compared to 2012 discussions are on an actual exchange rate rather than constant exchange rate basis as the movements in average exchange rates between the two years were not sufficiently material to mask reporting of underlying performance.

Insurance Operations

2014 compared to 2013 (CER)

Operating profit based on longer- term investment returns from our insurance operations in Asia, the US and the UK increased 15 per cent to £3,257 million (9 per cent on an actual exchange rate basis). This increase reflects the growth in the scale of these operations, driven primarily by positive business inflows. We track the progress that we make in growing our life business by reference to the scale of our obligations to our customers, which are referred to in the financial statements as policyholder liabilities. Each year these liabilities increase as we collect premiums and decrease as we pay claims and policies mature. The overall scale of these policyholder liabilities is relevant in evaluating our profit potential, in that it reflects our ability to earn fees on the unit-linked element and it sizes the risk that we carry on the insurance element, for which Prudential needs to be rewarded.

IFRS operating profit from Asia life insurance was up 16 per cent (5 per cent on an actual exchange rate) to £1,050 million, driven by the increasing scale of the in-force portfolio and our emphasis on growing the proportion of our income that is sourced from regular premium health and protection business. Indonesia IFRS operating profit, our largest market on this measure, was up by 27 per cent (6 per cent on an actual exchange rate basis) to £309 million, reflecting growth in insurance and fee income following the high level of protection and savings product sales in recent years. We also see further progress among our smaller, fast-growing businesses in South-east Asia, with Thailand, the Philippines and Vietnam now accounting for 15 per cent of Asia’s life operating profit compared to just 5 per cent only 2 years ago.

In the US, life IFRS operating profit increased by 21 per cent (15 per cent on an actual exchange rate basis) to £1,431 million, primarily as a result of a 26 per cent increase in fee income, which is now Jackson’s main source of income. The uplift in fee income reflects the growth in average separate account assets from £57.1 billion in 2013 to £72.5 billion in 2014, equating to an increase of 27 per cent on a constant exchange rate basis, driven by variable annuity net premium inflows and appreciation in US equity markets. The contribution from insurance margin has also increased by 20 per cent, as we continue to realise the benefits of the REALIC acquisition. We remain focused on improving the balance of Jackson’s profits and diversifying its sources of earnings and we are pleased with the growing contribution to sales of Elite Access, our variable annuity product without living benefits.

UK life IFRS operating profit was 7 per cent higher than 2013 at £752 million (2013: £706 million), principally due to a £105 million profit contribution from bulk annuity transactions (2013: £25 million), reflecting our selective approach of only writing this business on attractive returns. The UK market reforms announced in March 2014 had a dramatic effect on the overall individual annuity market. Our business was equally impacted, experiencing a sharp decline in profits from new retail annuity sales of £53 million (from £110 million in 2013 to £57 million in 2014). Operating profit includes a contribution of £23 million which relates to earnings from our 25 per cent equity stake in the PruHealth and PruProtect businesses.

2013 (AER) compared to 2012 (AER)

Operating profit based on longer-term investment returns from our insurance operations in Asia, the US and the UK increased 14 per cent to £2,979 million (2012: £2,606 million). The increase in the profitability of our life operations reflects the growth in the scale of our life business, driven primarily by positive business flows. We track the progress that we make in growing our life book of business by reference to the scale of our obligations to our customers, which are referred to in the financial statements as the policyholder liabilities. Each year these liabilities increase as we collect premiums and decrease as we pay claims. The overall scale of these policyholder liabilities is relevant in evaluating our profit potential, in that it is reflective of our ability to earn fees on the unit-linked element and it sizes the risk that we carry on the insurance element, for which Prudential needs to be rewarded.

Our Asia life insurance business continues to benefit from the growth of the in-force portfolio and our focus on building the proportion of our business that comprises health and protection, with operating profit based on longer-term investment returns of £1,001 million (2012: £906 million) up10 per cent. Adjusting for the 2012 one-off gain on the sale of our holding in China Life Insurance Company in Taiwan and currency movements, underlying growth was 20 per cent. The principal driver of our profitability in the region is our health and protection business which delivered 68 per cent or £679 million (2012: £589 million) of total life profits. Indonesia IFRS operating profit, our largest market on this measure, was up by 23 per cent at constant exchange rates, reflecting increased insurance and fee income from the high level of regular premium health and protection and unit-linked sales in recent years. Our other large established markets of Hong Kong, Malaysia and Singapore, also showed collective double digit growth in IFRS operating profit, driven by higher insurance margin and in the case of Hong Kong, higher bonus rates on with-profits business. There was encouraging progress in our smaller, fast-growing South-east Asia businesses in Thailand, the Philippines and Vietnam. Their combined operating profit based on longer-term investment returns of £125 million has increased by 166 per cent during 2013, and now accounts for 12 per cent of the Asia life total compared to 5 per cent in 2012. In Thailand, the inclusion of profits since May 2013 from the acquired Thanachart in-force portfolio together with profits on new business written through our exclusive partnership with Thanachart Bank contributed operating profit based on longer-term investment returns of £30 million.

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

UK long-term business operating profit based on longer-term investment returns was in line with 2012 at £735 million (2012: £736 million). The comparative result included a £31 million profit from writing wholesale contracts, compared with £25 million for 2013. Excluding these contracts, UK Retail operating profit based on longer-term investment returns increased 1 per cent, and included the £34 million positive impact of a longevity swap entered into this year to further optimise the capital position of the business. Consistent with our focused product strategy in the UK, the operating result is driven by profits from shareholder-backed individual annuities and with-profits business, which accounted for 92 per cent of the retail operating profit based on longer-term investment returns.

Asset management business

2014 compared to 2013 (CER)

Our asset management businesses in the UK and Asia collectively contributed IFRS operating profit of £578 million, up 14 per cent on 2013 (12 per cent on an actual exchange rate basis). Similar to our life operations, growth in asset management operating profit primarily reflects the increased scale of this business, as measured by funds managed on behalf of external institutional and retail customers and our internal life insurance operations. Net flows from external parties into these funds, excluding Money Market Funds (MMF), were £12.5 billion in 2014 (2013: £11.1 billion on an actual exchange rate basis) and helped drive external retail and institutional funds under management (excluding MMF) to £162.4 billion at 31 December 2014 compared to £143.9 billion at 31 December 2013.

M&G’s IFRS operating profit increased 13 per cent to £446 million (2013: £395 million), reflecting a 12 per cent rise in underlying profit to £400 million (2013: £358 million), contributions of £33 million from performance-related payments and £13 million from earnings from associates were also higher in 2014 (2013: £25 million and £12 million, respectively). The increase in underlying profit was principally driven by higher average levels of funds under management, following a period of strong net inflows and positive market movements. The increasing proportion of higher-margin external retail business has improved M&G’s average fee income to 38 basis points (2013: 37 basis points), with higher income helping to absorb the current phase of increased headcount and infrastructure investment. Reflecting this, the underlying cost income ratio, which excludes revenue from performance-related payments and earnings from associates, improved to 58 per cent (2013: 59 per cent).

Our Asia asset management business, Eastspring Investments, has also seen the benefit of higher average funds under management, with IFRS operating profit of £90 million up 32 per cent (22 per cent on an actual exchange rate basis). In the US, our asset management businesses, PPM America and Curian, and our broker-dealer network, National Planning Holdings, collectively generated an IFRS operating profit of £12 million (2013: profit of £56 million on a constant exchange rate basis: profit of £59 million on actual exchange rate basis) after a £38 million charge related primarily to the refund of certain fees by Curian.

2013 (AER) compared to 2012 (AER)

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

Our Asia asset management business, Eastspring Investments, has also seen the combination of net inflows and more favourable equity market conditions, partially offset by adverse currency movement, contribute to a 7 per cent increase in operating profit based on longer-term investment returns to £74 million (2012: £69 million). Higher funds under management resulted in a 10 per cent uplift in revenue, outstripping a 5 per cent increase in expenses which included ongoing investment to expand the Eastspring Investments platform into new markets.

In the US, our asset management businesses, PPM America and Curian, and our broker-dealer network, National Planning Holdings, collectively generated operating profits based on longer-term investment returns of £59 million (2012: £39 million). Curian’s profit increased from £15 million in 2012 to £29 million in 2013 due to higher average assets under management, particularly reflecting the addition of assets managed for Jackson’s Elite Access product.

Unallocated corporate result

Operating loss based on longer-term investment returns for 2014 of £661 million (2013: £599 million; 2012: £565 million) comprises the following items:

	2014 £m	2013 £m	2012 £m
Investment return and other income	15	10	13
Interest payable on core structural borrowings	(341)	(305)	(280)
Corporate expenditure for Group Head Office and Asia Regional Head Office	(293)	(263)	(231)
Total	(619)	(558)	(498)

Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver

This schedule classifies the Group’s pre-tax operating earnings from long-term insurance operations into the underlying drivers of those profits, using the following categories:

•	Spread income represents the difference between net investment income (or premium income in the case of the UK annuities new business) and amounts credited to certain policyholder accounts. It excludes the operating investment return on shareholder net assets, which has been separately disclosed as expected return on shareholder assets.

•	Fee income represents profits driven by net investment performance, being asset management fees that vary with the size of the underlying policyholder funds net of investment management expenses.

•	With-profits business represents the gross of tax shareholders’ transfer from the with-profits fund for the year.

•	Insurance margin primarily represents profits derived from the insurance risks of mortality and morbidity.

•	Margin on revenues primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses.

•	Acquisition costs and administration expenses represent expenses incurred in the year attributable to shareholders. It excludes items such as restructuring costs and Solvency II costs which are not included in the segment profit for insurance as well as items that are more appropriately included in other source of earnings lines (eg investment expenses are netted against investment income as part of spread income or fee income as appropriate).

•	DAC adjustments comprises DAC amortisation for the year, excluding amounts related to short-term fluctuations in investment returns, net of costs deferred in respect of new business.

Analysis of pre-tax IFRS operating profit by source and Margin analysis of Group long-term insurance business

The following analysis expresses certain of the Group’s sources of operating profit as a margin of policyholder liabilities or other suitable driver. Details on the calculation of the Group’s average policyholder liability balances are given in note (iii).

	2014 £m
	Asia	US	UK	Total	Average Liability	Total bps
	note (v)				note (iv)	note (ii)
Spread income	125	734	272	1,131	67,252	168
Fee income	155	1,402	61	1,618	110,955	146
With-profits	43	-	255	298	101,290	29
Insurance margin	675	670	96	1,441
Margin on revenues	1,545	-	176	1,721
Expenses:
Acquisition costsnote (i)	(1,031)	(887)	(96)	(2,014)	4,650	(43)%
Administration expenses	(618)	(693)	(143)	(1,454)	186,049	(78)
DAC adjustmentsnote (vi)	92	191	(6)	277
Expected return on shareholder assets	64	14	137	215
Long-term business operating profit	1,050	1,431	752	3,233

See notes at the end of this section.

	2013 AER £m
	Asia	US	UK	Total	Average Liability	Total bps
	note (v)				note (iv)	note (ii)
Spread income	115	730	228	1,073	64,312	167
Fee income	154	1,172	65	1,391	96,337	144
With-profits	47	-	251	298	97,393	31
Insurance margin	679	588	89	1,356
Margin on revenues	1,562		187	1,749
Expenses:
Acquisition costsnote (i)	(1,015)	(914)	(110)	(2,039)	4,423	(46)%
Administration expenses	(634)	(670)	(124)	(1,428)	169,158	(84)
DAC adjustmentsnote (vi)	35	313	(14)	334
Expected return on shareholder assets	58	24	134	216
Long-term business operating profit	1,001	1,243	706	2,950

See notes at the end of this section.

	2013 CER £m note (iii)
	Asia	US	UK	Total	Average Liability	Total bps
	note (v)				note (iv)	note (ii)
Spread income	107	694	228	1,029	62,909	164
Fee income	140	1,113	65	1,318	93,339	141
With-profits	44	-	251	295	97,374	30
Insurance margin	616	559	89	1,264
Margin on revenues	1,413	-	187	1,600
Expenses:
Acquisition costsnote (i)	(921)	(868)	(110)	(1,899)	4,165	(46)%
Administration expenses	(578)	(636)	(124)	(1,338)	164,362	(81)
DAC adjustmentsnote (vi)	32	297	(14)	315
Expected return on shareholder assets	52	22	134	208
Long-term business operating profit	905	1,181	706	2,792

See notes at the end of this section.

	2012 AER £m
	Asia	US	UK	Total	Average liability	Margin bps
	note (v)				note (iv)	note (ii)
Spread income	93	702	266	1,061	61,432	173
Fee income	141	875	61	1,077	78,433	137
With-profits	39	-	272	311	95,681	33
Insurance margin	589	399	39	1,027
Margin on revenues	1,439	-	216	1,655
Expenses:
Acquisition costs	(903)	(972)	(122)	(1,997)	4,195	(48)%
Administration expenses	(570)	(537)	(128)	(1,235)	142,205	(87)
DAC adjustments	(16)	442	(8)	418
Expected return on shareholder assets	43	55	107	205
Gain on China Life (Taiwan) shares	51	-	-	51
Long-term business operating profit	906	964	703	2,573

See Notes at the end of the section.

Margin analysis of long-term insurance business – Asianotes (iii)(v)

	2014			2013 AER			2013 CER			2012 AER
		Average			Average			Average			Average
	Profit	Liability	Margin	Profit	Liability	Margin	Profit	Liability	Margin	Profit	Liability	Margin
		note (iv)	note (ii)		note (iv)			note (iv)	note (ii)		note (iv)	note (ii)
Long-term business	£m	£m	bps	£m	£m	bps	£m	£m	bps	£m	£m	bps

Spread income	125	9,183	136	115	7,446	154	107	7,419	144	93	5,978	155
Fee income	155	14,987	103	154	13,714	112	140	13,317	105	141	12,648	111
With-profits	43	14,823	29	47	13,263	35	44	13,244	33	39	12,990	30
Insurance margin	675			679			616			589
Margin on revenues	1,545			1,562			1,413			1,439
Expenses:
Acquisition costsnote (i)	(1,031)	2,237	(46)%	(1,015)	2,125	(48)%	(921)	1,946	(47)%	(903)	1,897	(48)%
Administration expenses	(618)	24,170	(256)	(634)	21,160	(300)	(578)	20,736	(279)	(570)	18,626	(306)
DAC adjustmentsnote (vi)	92			35			32			(16)
Expected return on shareholder assets	64			58			52			43
Gain on China Life (Taiwan) shares				-						51.00
Operating profit	1,050			1,001			905			906

See notes at the end of the section.

Analysis of Asia operating profit drivers

2014 Compared to 2013 (CER unless otherwise stated)

•	Spread income has increased by 17 per cent at constant exchange rate (AER 9 per cent) to £125 million in 2014, predominantly reflecting the growth of the Asia non-linked policyholder liabilities.
•	Fee income has increased by 11 per cent at constant exchange rates (AER 1 per cent) from £140 million in full year 2013 to £155 million in 2014, broadly in line with the increase in movement in average unit-linked liabilities.
•	Insurance margin has increased by £59 million at constant exchange rates to £675 million in 2014 (and decreased by £4 million on AER basis) predominantly reflecting the continued growth of the in-force book, which contains a relatively high proportion of risk-based products. 2014 insurance margin includes non-recurring items of £27 million (2013: £52 million at AER; £48 million on CER).
•	Excluding the adverse impact of currency fluctuations, margin on revenues has increased by £132 million from £1,413 million in 2013 to £1,545 million in 2014 primarily reflecting higher premium income recognised in the period.
•	Acquisition costs have increased by 12 per cent at constant exchange rates (AER 2 per cent) to £1,031 million in 2014, compared to the 15 per cent increase in sales (AER 5 per cent increase), resulting in a modest decrease in the acquisition costs ratio. The analysis above uses shareholder acquisition costs as a proportion of total APE. If with-profits sales were excluded from the denominator the acquisition cost ratio would become 66 per cent (2013: 65 per cent at CER), broadly consistent with the prior year.
•	Administration expenses have increased by 7 per cent at constant exchange rates (AER 3 per cent decrease) to £618 million in 2014 as the business continues to expand. On constant exchange rates, the administration expense ratio has reduced from 279 basis points in 2013 (and from 300 basis points on AER basis) to 256 basis points in 2014.
•	Expected return on shareholder assets have increased from £52 million in 2013(and by £58 million on AER basis) to £64 million in 2014 primarily due to higher income from increased shareholder assets.

2013 (AER) compared to 2012 (AER)

•	Spread income has increased by £22 million from £93 million in 2012 to £115 million in 2013, an increase of 24 per cent, predominantly reflecting the growth of the Asian non-linked policyholder liabilities.
•	Fee income has increased from £141 million in 2012 to £154 million in 2013, broadly in line with the increase in movement in average unit-linked liabilities.
•	Insurance margin has increased by £90 million from £589 million in 2012 to £679 million in 2013 predominantly reflecting the continued growth of the in-force book, which contains a relatively high proportion of risk-based products and management action on claims controls and pricing. Insurance margin includes non-recurring items of £52 million (2012: £48 million), reflecting items that are not expected to reoccur in the future.
•	Margin on revenues has increased by £123 million from £1,439 million in 2012 to £1,562 million in 2013 primarily reflecting the higher premium income recognised in the period.
•	Acquisition costs have increased from £903 million in 2012 to £1,015 million in 2013, broadly in line with the 12 per cent increase in sales, resulting in a stable acquisition cost ratio. The analysis above uses shareholder acquisition costs as a proportion of total APE. If with-profits sales were excluded from the denominator the acquisition cost ratio would become 65 per cent (2012: 63 per cent) reflecting changes to product and country mix.
•	Administration expenses have increased from £570 million in 2012 to £635 million in 2013 as the business continues to expand. The administration expense ratio remains broadly in line with prior periods at 300 basis points (2012: 306 basis points).

Margin analysis of long-term insurance business – USnote (iii)

	2014			2013 AER			2013 CER			2012 AER
	Average			Average			Average			Average
	Profit	Liability	Margin	Profit	Liability	Margin	Profit	Liability	Margin	Profit	Liability	Margin
		note (iv)	note (ii)		note (iv)	note (ii)		note (iv)	note (ii)		note (iv)	note (ii)
Long-term business	£m	£m	bps	£m	£m	bps	£m	£m	bps	£m	£m	bps
Spread income	734	28,650	256	730	29,648	246	694	28,272	246	702	29,416	239
Fee income	1,402	72,492	193	1,172	59,699	196	1,113	57,098	195	875	44,046	199
Insurance margin	670			588			559			399
Expenses
Acquisition costsnote (i)	(887)	1,556	(57)%	(914)	1,573	(58)%	(868)	1,494	(58)%	(972)	1,462	(66)%
Administration expenses	(693)	108,984	(64)	(670)	97,856	(68)	(636)	93,484	(68)	(537)	75,802	(71)
DAC adjustments	191			313			297			442
Expected return on shareholder assets	14			24			22			55
Operating profit	1,431			1,243			1,181			964

See notes at the end of this section

Analysis of US operating profit drivers:

2014 Compared to 2013 (CER unless otherwise stated)

•	Spread income has increased by 6 per cent at constant exchange rates (AER increased by 1 per cent) to £734 million during 2014. The reported spread margin increased to 256 basis points from 246 basis points in 2013 (2013 AER: 246 basis points). Spread income benefited from swap transactions previously entered into to more closely match the asset and liability duration. Excluding this effect, the spread margin would have been 182 basis points (2013 CER: 183 basis points)
•	Fee income has increased by 26 per cent at constant exchange rates (AER 20 per cent) to £1,402 million during 2014, primarily due to higher average separate account balances resulting from positive net cash flows from variable annuity business and overall market appreciation. Fee income margin has remained broadly consistent with the prior year at 193 basis points (2013 CER: 195 basis points and AER: 196 basis points), with the decrease primarily attributable to a change in the mix of business.

•	Insurance margin represents operating profits from insurance risks, including variable annuity guarantees and other sundry items. Positive net flows from variable annuity business with life contingent and other guarantee fees, coupled with a benefit from re-pricing actions and an increased contribution from REALIC, have increased the insurance margin by 20 per cent at constant exchange rates (AER 14 per cent) to £670 million during 2014.
•	Acquisition costs, which are commissions and expenses incurred to acquire new business, including those that are not deferrable, have decreased slightly in absolute terms and as a percentage of APE compared to 2013. As a percentage of APE, acquisition costs have remained relatively flat in comparison to 2013.
•	Administration expenses increased to £693 million during 2014 compared to £636 million for 2013 at a constant exchange rate (AER £670 million), primarily as a result of higher asset based commissions paid on the larger 2014 separate account balance subject to these trail commissions. These are paid upon policy anniversary dates and are treated as an administration expense in this analysis. Excluding these trail commissions, the resulting administration expense ratio would be lower at 36 basis points (2013: CER 44 basis points and AER 44 basis points), reflecting the benefits of operational leverage.
•	DAC adjustments decreased to £191 million during 2014 compared to £297 million at a constant exchange rate (AER £313 million) during 2013, with 2013 benefitting from a £78m (AER £82 million) deceleration in DAC amortisation due to strong equity market returns in that year. This was not repeated in 2014, which experienced an accelerated DAC amortisation charge of £13 million.

2013 (AER) compared to 2012 (AER)

•	Spread income has increased by 4 percent to £730 million in 2013 from £702 million in 2012. The reported spread margin increased to 246 basis points from 239 basis points in 2012 primarily as a result of lower crediting rates. In addition, spread income benefited from swap transactions previously entered into to more closely match the overall asset and liability duration. Excluding this effect, the spread margin would have been 182 basis points (2012: 186 basis points).
•	Fee income has increased by 34 per cent to £1,172 million in 2013, compared to £875 million in 2012, primarily due to higher average separate account balances due to positive net cash flows from variable annuity business and market appreciation. Fee income margin has remained broadly consistent with the prior year at 196 bps (2012: 199 bps), with the decrease primarily attributable to the change in the mix of business.
•	Insurance margin represents operating profits from insurance risks, including variable annuity guarantees and other sundry items. Positive net flows into variable annuity business with life contingent and other guarantee fees, coupled with benefit in the period of re-pricing actions, have increased the insurance margin from £399 million in 2012 to £588 million in 2013. This includes a benefit due to the inclusion of the full year of operations for REALIC, which contributed £188 million in 2013, compared to £87 million in 2012.
•	Acquisition costs, which are commissions and expenses incurred to acquire new business, including those that are not deferrable, have decreased by £58 million compared to 2012 due largely to the discontinuation of certain policy enhancement options on annuity business. As a percentage of APE, acquisition costs have decreased to 58 per cent for 2013, compared to 66 per cent in 2012. This is due to the discontinuation of contract enhancements mentioned above and the continued increase in producers selecting asset-based commissions which are treated as an administrative expense in this analysis, rather than front end commissions.
•	Administration expenses increased to £670 million during 2013 compared to £537 million in 2012, primarily as a result of higher asset based commissions paid on the larger 2013 separate account balance. Asset-based commissions are paid upon policy anniversary dates and are treated as an administration expense in this analysis as opposed to a cost of acquisition and are offset by higher fee income. Excluding the trail commissions previously mentioned, the resulting administration expense ratio would be lower at 44 basis points (2012: 48 basis points), reflecting the benefits of operational leverage.
•	DAC adjustments decreased to £313 million in 2013 compared to £442 million in 2012 due to lower levels of current period acquisition costs being deferred and higher DAC amortisation being incurred following higher gross profits. Certain acquisition costs are not fully deferrable, resulting in new business strain of £198 million for 2013 (2012: £174 million) mainly reflecting the increase in sales in the period.

Analysis of pre-tax operating profit before and after acquisition costs and DAC adjustments

	2014 £m				2013 AER £m				2013 CER £m note (iii)				2012 AER £m
	Acquisition costs				Acquisition costs					Acquisition costs			Acquisition costs
	Other operating profits	Incurred	Deferred	Total	Other operating profits	Incurred	Deferred	Total	Other operating profits	Incurred	Deferred	Total	Other operating profits	Incurred	Deferred	Total
Total operating profit before acquisition costs and DAC adjustments	2,127			2,127	1,844			1,844	1,752			1,752	1,494			1,494
Less new business strain		(887)	678	(209)		(914)	716	(198)		(868)	680	(188)		(972)	798	(174)
Other DAC adjustments - amortisation of previously deferred acquisition costs:
Normal			(474)	(474)			(485)	(485)			(461)	(461)			(412)	(412)
(Accelerated)/Decelerated (acceleration)			(13)	(13)			82	82			78	78			56	56
Total	2,127	(887)	191	1,431	1,844	(914)	313	1,243	1,752	(868)	297	1,181	1,494	(972)	442	964

Margin analysis of long-term insurance business – UK

	2014			2013			2012
	Average			Average			Average
	Profit	Liability	Margin	Profit	Liability	Margin	Profit	Liability	Margin
		note (iv)	note (ii)		note (iv)			note (iv)	note (ii)
Long-term business	£m	£m	bps	£m	£m	bps	£m	£m	bps
Spread income	272	29,419	92	228	27,218	84	266	26,038	102
Fee income	61	23,476	26	65	22,924	28	61	21,739	28
With-profits	255	86,467	29	251	84,130	30	272	82,691	33
Insurance margin	96			89			39
Margin on revenues	176			187			216
Expenses:
Acquisition costsnote (i)	(96)	857	(11)%	(110)	725	(15)%	(122)	836	(15)%
Administration expenses	(143)	52,895	(27)	(124)	50,142	(25)	(128)	47,777	(27)
DAC adjustments	(6)			(14)			(8)
Expected return on shareholders’ assets	137			134			107
Operating profit	752			706			703

Analysis of UK operating profit drivers:

2014 compared to 2013

•	Spread income has increased from £228 million in 2013 to £272 million in 2014 following an increase in bulk annuity sales which contributed £105 million (2013: £25 million) in the year partially offset by lower individual annuity sales.
•	Fee income has reduced from £65 million in 2013 to £61 million in 2014 due to a change in product mix towards those with lower asset management charges, partly offset by an increase in funds under management.
•	Insurance margin has increased from £89 million for 2013 to £96 million for 2014 primarily due to improved profits from protection business.
•	Margin on revenues represents premiums charges for expenses and other sundry net income received by the UK. 2014 income was £176 million, £11 million lower than in 2013.
•	Acquisition costs as a percentage of new business sales for 2014 decreased to 11 per cent from 2013 at 15 per cent, principally driven by the effect on this percentage ratio of business mix. The ratio above expresses the percentage of shareholder acquisition costs as a percentage of total APE sales. It is therefore impacted by the level of with-profit sales in the year. Acquisition costs as a percentage of shareholder-backed new business sales, excluding the bulk annuity transactions, were 36 per cent in 2014 (2013: 35 per cent).

•	Administration expenses have increased from £124 million in 2013 to £143 million in 2014 largely due to increased investment spend to realign our business following the pension reforms announced in the UK Budget.

2013 compared to 2012

•	Spread income has reduced from £266 million in 2012 to £228 million in 2013 principally due to lower annuity sales in the year.
•	Fee income has increased in line with the increase in unit-linked liabilities. Expressed as an asset management charge it is equivalent to 28 basis points (2012: 28bps).
•	With-profits income has decreased by £21 million from £272 million in 2012 to £251 million in2013 principally due to a 50 basis point reduction in annual bonus rates. This has contributed to the reduction in the with-profits margin from 33 basis points in 2012 to 30 basis points in 2013
•	Insurance margin has increased from £39 million in 2012 to £89 million in 2013. This increase arises from our improved profits from our protection business, favourable mortality experience on our annuity book and £34 million positive impact of undertaking a longevity swap on certain aspects of the UK’s annuity back-book liabilities in the first half of 2013.
•	Margin on revenues represents premiums charges for expenses and other sundry net income received by the UK. 2013 income was £187 million, £29 million lower than in 2012 reflecting lower premium volumes in the period.
•	Acquisition costs as a percentage of new business sales are in line with 2012 at 15 per cent. Lower commission payments from the implementation of the recommendations of the Retail Distribution Review have more than offset by the effect of lower bulk annuity sales in the year, which traditionally are less capital intensive.
The ratio above expresses the percentage of shareholder acquisition costs as a percentage of total APE sales. It is therefore impacted by the level of with-profit sales in the year. Acquisition costs as a percentage of shareholder–backed new business sales were 32 per cent in 2013 (2012: 32 per cent).
•	Administration expenses at £124 million are £4 million lower than for 2012 due to lower project spend in the first half of the year.
•	Expected return on shareholder assets has increased from £107 million in 2012 to £134 million in 2013 principally due to improved investment returns in the period and higher surplus assets.

Notes

(i)	The ratio for acquisition costs is calculated as a percentage of APE sales including with-profits sales. Acquisition costs include only those relating to shareholder-backed business. APE is defined under the section ‘EEV Basis and New Business Results in Item 3 of this annual report.
(ii)	Margin represents the operating return earned in the year as a proportion of the relevant class of policyholder liabilities excluding unallocated surplus.
(iii)	The 2013 comparative information has been presented at Actual Exchange Rate (AER) and Constant Exchange Rates (CER) so as to eliminate the impact of exchange translation. CER results are calculated by translating prior year results using the current year foreign exchange rates. All CER profit figures have been translated at current year average rates. For Asia CER average liability calculations the policyholder liabilities have been translated using current year opening and closing exchange rates. For the US CER average liability calculations the policyholder liabilities have been translated at the current year month end closing exchange rates.
(iv)	For UK and Asia, opening and closing policyholder liabilities have been used to derive an average balance for the year, as a proxy for average balances throughout the year. The calculation of average liabilities for Jackson is derived from month end balances throughout the year as opposed to opening and closing balances only. Average liabilities for spread income are based on the general account liabilities to which spread income attaches. Average liabilities used to calculate the administrative expense margin exclude the REALIC liabilities reinsured to third parties prior to the acquisition by Jackson. Average liabilities are adjusted for business acquisitions and disposals in the period.
(v)	The 2014, 2013 and 2012 analyses exclude the results of the held for sale life insurance business of Japan in both the individual profit and average liability amounts shown in the table above.
(vi)	The DAC adjustment contains £11 million in respect of joint ventures in 2014 (2013: AER £1 million; 2012: nil).

Asia operations—analysis of operating profit by territory

Operating profit based on longer-term investment returns for Asia operations are analysed as follows:

	2014 £m	AER 2013 £m	CER 2013 £m	2013 AER vs 2014	2013 CER vs 2014	AER 2012 £m
Hong Kong	109	101	96	8%	14%	88
Indonesia	309	291	244	6%	27%	260
Malaysia	118	137	125	(14)%	(6)%	118
Philippines	28	18	16	56%	75%	15
Singapore	214	219	205	(2)%	4%	206
Thailand	53	53	48	0%	10%	7
Vietnam	72	54	51	33%	41%	25
SE Asia Operations inc. Hong Kong	903	873	785	3%	15%	719
China	13	10	10	30%	30%	16
India	49	51	47	(4)%	4%	50
Korea	32	17	17	88%	88%	16
Taiwan	15	12	11	25%	36%	18
Other	(9)	(4)	(4)	(125)%	(125)%	(5)
Non-recurrent itemsnote (ii)	49	44	41	11%	20%	48
Operating profit before gain on China Life of Taiwan	1,052	1,003	907	5%	16%	862
Gain on sale of stake in China Life of Taiwan	-	-	-	-	-	51
Total insurance operationsnote (i)	1,052	1,003	907	5%	16%	913
Development expenses	(2)	(2)	(2)	0%	0%	(7)
Total long-term business operating profit	1,050	1,001	905	5%	16%	906
Eastspring Investments	90	74	68	22%	32%	69
Total Asia operations	1,140	1,075	973	6%	17%	975

Notes

(i)	Analysis of operating profit between new and in-force business

The result for insurance operations comprises amounts in respect of new business and business in-force as follows:

	2014 £m	2013 £m		2012 £m
		AER	CER	AER
New business strain*	(18)	(15)	(18)	(46)
Business in force	1,021	974	884	860
Non-recurrent items:note (ii)
Other non-recurrent items	49	44	41	48
Gain on sale of stake in China Life of Taiwan	-	-	-	51
Total	1,052	1,003	907	913
*	The IFRS new business strain corresponds to approximately 1 per cent of new business APE premiums for 2014 (2013: approximately 1 per cent of new business APE).

The strain reflects the aggregate of the pre-tax regulatory basis strain to net worth after IFRS adjustments for deferral of acquisition costs and deferred income where appropriate.

(ii)	Other non-recurrent items of £49 million in 2014 (2013: £44 million; 2012: £48 million) represent a number of items none of which are individually significant that are not anticipated to re-occur in future. During 2012, the Group sold its 7.74 per cent stake in China Life (Taiwan) for £97 million crystallising a gain of £51 million.

Analysis of asset management operating profit based on longer-term investment returns

	2014 £m
	M&G	Eastspring Investments	PruCap	US	Total
	note (ii)	note (ii)
Operating income before performance-related fees	954	240	130	303	1,627
Performance-related fees	33	1	-	-	34
Operating income(net of commission)note (i)	987	241	130	303	1661
Operating expensenote (i)	(554)	(140)	(88)	(291)	(1,073)
Share of associate’s results	13	-	-	-	13
Group’s share of tax on joint ventures’ operating profit	-	(11)	-	-	(11)
Operating profit based on longer-term investment returns	446	90	42	12	590
Average funds under management	£250.0bn	£68.8bn
Margin based on operating income*	38bps	35bps
Cost / income ratio**	58%	59%

	2013 £m
	M&G	Eastspring Investments	PruCap	US	Total
	note (ii)	note (ii),(iii)
Operating income before performance-related fees	863	215	121	362	1,561
Performance-related fees	25	1	-	-	26
Operating income(net of commission)note (i)	888	216	121	362	1,587
Operating expensenote (i)	(505)	(134)	(75)	(303)	(1,017)
Share of associate’s results	12	-	-	-	12
Group’s share of tax on joint ventures’ operating profit	-	(8)	-	-	(8)
Operating profit based on longer-term investment returns	395	74	46	59	574
Average funds under management	£233.8 bn	£61.9 bn
Margin based on operating income*	37 bps	35 bps
Cost / income ratio**	59%	62%

	2012 £m
	M&G	Eastspring Investments	PruCap	US	Total
	note (ii)	note (ii)
Operating income before performance-related fees	734	201	120.00	296.00	1,351
Performance-related fees	9	2	-	-	11
Operating income (net of commision)note (i)	743	203	120	296	1,362
Operating expense	(436)	(128)	(69)	(257)	(890)
Share of associate’s results	13	-	-	-	13
Group’s share of tax on joint ventures’ operating profit	-	(6)	-	-	(6)
Operating profit based on longer-term investment returns	320	69	51	39	479
Average funds under management*	£205.1 bn	£55.0 bn
Margin based on operating income*	36 bps	37 bps
Cost / income ratio**	59%	64%

(i)	Operating income and expense includes the Group’s Share of contributions from Joint Ventures (but excludes any contribution from associates. In the incomes statement as showing in note B2 to the Prudential’s consolidated financial statements in Item 18.

(ii)	M&G and Eastspring investments can be further analysed as follows:

M&G							Eastspring Investments
Operating income before performance related fees							Operating income before performance related fees
	Retail	Margin of FUM*	Institu- tional+	Margin of FUM*	Total	Margin of FUM*		Retail	Margin of FUM*	Institu- tional+	Margin of FUM*	Total	Margin of FUM*
	£m	bps	£m	bps	£m	bps		£m	bps	£m	bps	£m	bps
2014	593	84	361	20	954	38	2014	139	60	101	22	240	35

2013	550	89	313	18	863	37	2013	127	60	88	22	215	35

2012	438	91	297	19	734	36	2012	118	64	83	24	201	37

*	Margin represents operating income before performance related fees as a proportion of the related funds under management (FUM). Monthly closing internal and external funds managed by the respective entity have been used to derive the average. Any funds held by the Group’s insurance operations which are managed by third parties outside of the Prudential Group are excluded from these amounts.
**	Cost/income ratio represents cost as a percentage of operating income before performance related fees.
†	Institutional includes internal funds.

Charge for short-term fluctuations in investment returns

IFRS operating profit is based on longer-term investment return assumptions. The difference between actual investment returns recorded in the income statement and these longer-term returns is reported within short-term fluctuations in investment returns. In 2014 the total short-term investment fluctuations relating to the life operations were negative £461 million, comprising positive £178 million for Asia, negative £1,103 million in the US and positive £464 million in the UK.

In Asia, the positive short-term fluctuations of £178 million primarily reflect net unrealised gains on fixed income securities following falls in bond yields across the region during the year.

Negative short-term fluctuations of £1,103 million in the US mainly reflect the net value movement on the guarantees offered by Jackson and the associated derivatives held to manage market exposures. Under IFRS accounting the movement in the valuation of derivatives, which are fair valued, is asymmetrical to the movement in the guarantee liabilities, which are not fair valued in all cases. The rise in equity markets in 2014 has generated negative value movements on the equity derivatives that are held to mitigate against the downside risk of a decline in equity markets. Due to IFRS accounting practice, the corresponding offset in the valuation of obligations to customers is not fully recognised leading to a negative movement overall within IFRS profits. Declining interest rates and unfavourable movements in implied volatility also led to net negative value movements, due to similar accounting asymmetries. Jackson designs its hedge programme to protect the economics of the business from large movements in investment markets and therefore accepts a degree of accounting volatility. Viewed through the regulatory surplus lens, the hedge programme was essentially breakeven on this basis, as movements in hedge assets and guarantee reserves broadly offset. Jackson’s regulatory risk-based capital ratio was broadly unchanged at 456 per cent at the end of 2014 (31 December 2013: 450 per cent).

The positive short-term fluctuations of £464 million in the UK include net unrealised gains on fixed income assets supporting the capital of the shareholder-backed annuity business.

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

Short-term fluctuations in investment returns of other operations, were negative £27 million representing principally unrealised value movements on investments and foreign exchange items.

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

Gain on sale of PruProtect and PruHealth

In November 2014, PAC sold its 25 per cent equity stake in the PruHealth and PruProtect business to Discovery Group Europe Limited for £155 million, giving rise to a gain on disposal of £86 million.

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

Earnings per share
	Actual Exchange Rate			Constant Exchange Rate		Actual Exchange Rate
	2014 pence	2013 pence	Change %	2013 pence	Change %	2012
Basic earnings per share based on operating profit after tax	96.6	90.9	6	85.9	12	76.9
Basic earnings per share based on total profit after tax	86.9	52.8	65	49.8	74	85.1

IFRS effective tax rates

In 2014, the effective tax rate on IFRS operating profit based on longer-term investment returns was 23 per cent, in line with the 22 per cent equivalent rate in 2013 and the 23 per cent equivalent rate in 2012.

The 2014 effective tax rate on the total IFRS profit was 15 per cent (2013: 18 per cent; 2012: 21 per cent), reflecting corporate tax rate reductions in certain jurisdictions and a change in the overall geographic mix of profit which is subject to different tax rates.

Total tax contribution

The Group continues to make significant tax contributions in the countries in which it operates, with £2,237 million remitted to tax authorities in 2014. This was higher than the equivalent amount of £1,797 million in 2013, reflecting increased profits and the non-recurrence of the 2013 tax refunds for previous overpaid taxes.

	2014 £m				2013 £m
	Corporation taxes	Other taxes	Taxes collected	Total	Corporation taxes	Other taxes	Taxes collected	Total
Taxes paid in:
Asia	199	52	87	338	148	48	123	319
US	205	35	375	615	(58)	35	315	292
UK	314	202	759	1,275	327	152	702	1,181
Other	3	4	2	9	1	1	3	5
Total tax paid	721	293	1,223	2,237	418	236	1,143	1,797

Corporation taxes include amounts paid on taxable profits which, in certain countries such as the UK, include policyholder investment returns on certain life insurance products. Other taxes include property taxes, withholding taxes, employer payroll taxes and irrecoverable indirect taxes. Taxes collected are other taxes that Prudential remits to tax authorities which it is obliged to collect from employees, customers and third parties which include sales taxes, employee and annuitant payroll taxes.

Explanation of Movements in Profits Before Shareholder Tax by Nature of Revenue and Charges

The following table shows Prudential’s consolidated total revenue and consolidated total charges for the periods presented:

	Actual Exchange Rate
	2014 £m	2013 £m	2012 £m
Gross premiums earned(a)	32,832	30,502	29,113
Outward reinsurance premiums	(799)	(658)	(491)
Earned premiums, net of reinsurance	32,033	29,844	28,622
Investment return(b)	25,787	20,347	23,931
Other income	2,306	2,184	1,885
Total revenue, net of reinsurance	60,126	52,375	54,438
Benefits and claims	(50,736)	(42,227)	(44,116)
Outward reinsurers’ share of benefit and claims	631	622	259
Movement in unallocated surplus of with-profits funds	(64)	(1,549)	(1,287)
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance(c)	(50,169)	(43,154)	(45,144)
Acquisition costs and other expenditure(d)	(6,752)	(6,861)	(6,032)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(341)	(305)	(280)
Remeasurement of carrying value of Japan life business classified as held for sale	(13)	(120)	-
Total charges, net of reinsurance	(57,275)	(50,440)	(51,456)
Share of profits from joint ventures and associates, net of related tax	303	147	135
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)*	3,154	2,082	3,117
Less tax charge attributable to policyholders’ returns	(540)	(447)	(370)
Profit before tax attributable to shareholders	2,614	1,635	2,747
Total tax charge attributable to policyholders and shareholders	(938)	(736)	(954)
Adjustment to remove tax charge attributable to policyholders’ returns	540	447	370
Tax charge attributable to shareholders’ returns	(398)	(289)	(584)
Profit for the year attributable to equity holders of the Company	2,216	1,346	2,163

*	This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.
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

(a)	Gross earned premiums

	Year ended 31 December £m
	2014	2013	2012
Asian operations	9,820	9,061	7,433
US operations	15,654	15,661	14,660
UK operations	7,358	5,780	7,020
Total	32,832	30,502	29,113

Gross earned premiums for insurance operations totalled £32,832 million in 2014, up 8 per cent from £30,502 million in 2013. The increase of £2,330 million was driven by growth of £1,578 million in the UK operations; £759 million in the Asian operations offset by a reduction of £7 million in the US operations.

Gross earned premiums for insurance operations totalled £30,502 million in 2013, up 5 per cent from £29,113 million in 2012. The increase of £1,389 million was driven by growth of £1,628 million in the Asian operations; £1,001 million in the US operations offset by a reduction of £1,240 million in the UK operations.

Asia

Gross earned premiums increased by 8 per cent from £9,061 million in 2013 to £9,820 million in 2014 and by 22 per cent from £7,433 million in 2012 to £9,061 million in 2013 on an actual exchange rate basis. The premiums reflect the aggregate of single and recurrent premiums of new business sold in the year and premiums on annual business sold in previous years. The growth in earned premiums reflects increases for both factors.

Excluding the impact of exchange translation, gross earned premiums in Asia increased by 17 per cent from 2013 to 2014, from £8,380 million on a constant exchange rate in 2013 to £9,820 million in 2014.

Our consistent delivery in Asia is underpinned by our focus on regular premium, protection-orientated solutions that genuinely address the long term financial needs of Asia’s growing middle classes in the ‘sweet spot’ markets(27) of South-East Asia and Hong Kong. Our strategy is to be strongly diversified in terms of geography, products and distribution in a world economy that is increasingly hard to predict. That diversification is at the heart of our ability to continue to perform well across a broad range of metrics as the breadth of our portfolio provides considerable resilience against the impacts of short-term market disturbances in individual countries, such as the elections and natural disasters experienced during 2014.

Our multi-channel distribution platform continues to play a key role in our strategy:

1.	In the agency channel we have continued to add to the existing scale of our platform during 2014 through recruitment. In parallel we have also improved individual productivity, thanks to our investments in agency management technology and analytics.
2.	Regarding our bank partnerships, we announced in the first quarter that we extended and expanded our long-established and market-leading partnership with Standard Chartered Bank for another 15 years to 2029, effective since July 2014. Encouragingly second-half sales via Standard Chartered Bank grew strongly compared to the same period in 2013, including a record month in December. The distribution channel mix remained in line with prior year with agency generating the majority of the sales followed by bancassurance.

In our product portfolio, the proportion of protection business has remained consistent with prior years. Within the savings products, we have seen an increase in participating business, driven mainly by strong demand for our established with-profits products in Hong Kong. We continue to innovate with new benefits and features, with a significant proportion of sales in 2014 coming from products that were launched in the past two years.

(27) ‘Sweet spot’ markets are Indonesia, Singapore, Hong Kong, Malaysia, Philippines, Vietnam and Thailand.

United States

Gross premiums in 2014 of £15,654 million are in line with the 2013 amount of £15,661 million on an actual exchange rate basis. Excluding the impact of exchange translation, gross premiums in the US increased by 5 per cent from 2013 to 2014, from £14,872 million on a constant exchange rate in 2013 to £15,654 million in 2014.

Total variable annuity sales increased in 2014 largely driven by a continuing increase in sales of Elite Access. The economics of our variable annuity business continue to be very attractive. With the success of Elite Access, we continue to improve the diversification of our product mix, contributing to an increase in the share of non-living benefit variable annuity sales to a new high.

Fixed annuity sales remained relatively flat compared to 2013, while fixed index annuity sales decreased significantly, primarily as a result of product changes implemented in late 2013 to ensure appropriate returns on shareholder capital.

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

Jackson remains focused on proactively managing sales volumes of variable annuities with living benefits to match our annual risk appetite.

United Kingdom

Gross premiums for UK operations increased from £5,780 million in 2013 to £7,358 million in 2014, mainly due to seven new bulk annuity deals in 2014 (2013: three) with premiums of £1,710 million (2013: £276 million) and increased sales of onshore bonds and other retail products, partially offset by the decline in the sales of individual annuities. The UK market continues to be heavily influenced by a high level of regulatory and legislative change. The decline in the sale of individual annuities reflects the market contraction since the 2014 UK Budget announcement. Our approach to bulk transactions in the UK will continue to be one of selective participation, where we can bring both significant value to our customers and meet our shareholder return requirements.

Gross earned premiums for UK operations decreased from £7,020 million in 2012 to £5,780 million in 2013 driven principally by declines in sales of onshore bonds and individual annuities. The onset of the Retail Distribution Review significantly impacted the timing of sales volumes in the UK retail investments markets over 2013 and 2012. For Prudential, this resulted in very strong sales of onshore bonds in 2012, due to heightened activity prior to the implementation of the Retail Distribution Review, while in 2013 volumes returned to levels consistent with 2011, the last ‘undisturbed’ year. In individual annuities, market volumes declined during the year against a strong 2012 comparative, due to increased activity in 2012 prior to the introduction of Gender Neutral Pricing and the Retail Distribution Review. Further, our annuity sales sourced from internal vesting decreased as more customers are opting to defer their retirement date, the effect of which was partly offset by higher average fund values.

(b)	Investment return

	Year ended 31 December £m
	2014	2013	2012
Asia operations	3,891	894	2,971
US operations	5,436	10,014	6,199
UK operations	16,551	9,515	14,775
Unallocated corporate and intra-group elimination	(91)	(76)	(14)
Total	25,787	20,347	23,931

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

Allocation of investment return between policyholders and shareholders

Investment return is attributable to policyholders and shareholders. A key feature of the accounting policies under IFRS is that the investment return included in the income statement relates to all investment assets of the Group, irrespective of whether the return is attributable to shareholders, or to policyholders or the unallocated surplus of with-profits funds, the latter two of which have no direct impact on shareholders’ profit. The table below provides a breakdown of the investment return for each regional operation attributable to each type of business.

	2014 £m	2013 £m	2012 £m
Asia operations
Policyholder returns
Assets backing unit-linked liabilities	1,069	542	1,207
With-profits business	1,915	82	1,208
	2,984	624	2,415
Shareholder returns	907	270	556
Total	3,891	894	2,971
US operations
Policyholder returns
Policyholder returns - Assets held to back (separate account) unit-linked liabilities	3,793	10,254	5,217
Shareholder returns	1,643	(240)	982
Total	5,436	10,014	6,199
UK operations
Policyholder returns
Scottish Amicable Insurance Fund (SAIF)	1,848	2,604	791
Assets held to back unit-linked liabilities	608	585	2,320
With-profits fund (excluding SAIF)	8,958	5,761	8,390
	11,414	8,950	11,501
Shareholder returns
Prudential Retirement Income Limited (PRIL)	3,657	380	2,196
Other business	1,480	185	1,078
	5,137	565	3,274
Total	16,551	9,515	14,775

Unallocated corporate
Shareholder returns	(91)	(76)	(14)
Group Total
Policyholder returns	18,191	19,828	19,133
Shareholder returns	7,596	519	4,798
Total	25,787	20,347	23,931

Policyholder returns

The returns shown in the table above are delineated between those returns allocated to policyholders and those allocated to shareholders. In making this distinction, returns allocated to policyholders are those from investments in which shareholders have no direct economic interest, namely:

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

The investment return related to the types of business above does not impact shareholders’ profits directly. However, there is an indirect impact, for example, investment-related fees and the effect of investment return on the shareholders’ share of the cost of bonuses of with-profits funds.

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

Asia

The table below provides an analysis of investment return attributable to Asia operations for the years presented:

	Year ended 31 December £m
	2014	2013	2012
Interest/dividend income (including foreign exchange gains and losses)	1,030	772	593
Investment appreciation (depreciation)	2,861	122	2,378
Total	3,891	894	2,971

In Prudential’s Asia operations, debt securities accounted for 52 per cent, 53 per cent and 56 per cent of the total investment portfolio as at 31 December 2014, 2013 and 2012, respectively, with equities comprising 43 per cent; 41 per cent and 35 per cent respectively. The remaining 5 per cent, 6 per cent and 9 per cent of the total investment portfolio, respectively, primarily comprised loans and deposits with credit institutions. Investment return increased from £894 million in 2013 to £3,891 million in 2014. This increase was due to an increase of £258 million in interest and dividend income (including foreign exchange gains and losses) and an increase of £2,739 million in investment appreciation. The increase of £2,739 million in investment appreciation was driven primarily by favourable movements on debt securities values following falls in bond yields across the region during the year and more favourable equity market movements compared to 2013.

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

United States

The table below provides an analysis of investment return attributable to US operations for the periods presented:

	Year ended 31 December £m
	2014	2013	2012
Investment return of investments backing US separate account liabilities	3,793	10,254	5,217
Other investment return	1,643	(240)	982
Total	5,436	10,014	6,199

In the US, investment return decreased from £10,014 million in 2013 to £5,436 million in 2014. This £4,578 million adverse change arose from a decrease of £6,461 million in the investment return on investments backing variable separate account liabilities from a gain of £10,254 million in 2013 to £3,793 million in 2014 and an increase in other investment return from negative £(240) million to £1,643 million. The primary driver for the decrease in investment return on investments backing variable annuity separate account liabilities as compared to 2013 was relatively less favourable movements in the US equity markets in 2014 on a larger separate account asset balance. The increase of £1,883 million in other investment return reflects the value movements in derivatives held to manage interest rate and equity risk exposures as discussed in note B1.2 to the consolidated financial statements in Item 18.

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

United Kingdom

The table below provides an analysis of investment return attributable to UK operations for the periods presented:

	Year ended 31 December £m
	2014	2013*	2012*
Interest/dividend income	6,056	6,385	6,351
Investment appreciation and other investment return	10,495	3,130	8,424
Total	16,551	9,515	14,775

In Prudential’s UK operations, equities accounted for 26 per cent, 25 per cent and 24 per cent of the total investment portfolio as at 31 December 2014, 2013 and 2012, respectively. Debt securities comprised 53 per cent, 54 per cent and 56 per cent, respectively, with investment properties accounting for 8 per cent, 7 per cent and 7 per cent of the total investment portfolio in each respective year. The remaining 13 per cent, 14 per cent and 13 per cent of the total investment portfolio as at 31 December 2014 , 2013 and 2012, respectively, related to loans, deposits with credit institutions, investments in partnerships in investment pools and derivative assets. Within debt securities of £89 billion (2013: £84 billion; 2012: £86 billion) as at 31 December 2014, 70 per cent (2013: 71 per cent; 2012: 73 per cent) was comprised of corporate debt securities

Interest and dividend income decreased, by £329 million from £6,385 in 2013 to £6,056 million in 2014, and by £34 million from £6,351 million in 2012 to £6,385 million in 2013.

The increase in investment appreciation and other investment return of £7,365 million from £3,130 million in 2013 to £10,495 million in 2014 principally reflects value movement on debt securities due to falling bond yields partially offset by less favourable equity market movements.

The decrease in investment appreciation and other investment return of £5,294 million from £8,424 million in 2012 to £3,130 million in 2013 principally reflects value movement on debt securities due to rising bond yields.

Unallocated corporate and intragroup elimination

Investment return for unallocated corporate and intragroup elimination was negative £91 million in 2014 compared to the negative £76 million in 2013 and negative £14 million in 2012.

(c)	Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance

	Year ended 31 December £m
	2014	2013	2012
Asia operations	(9,794)	(6,930)	(7,570)
US operations	(19,761)	(23,706)	(18,711)
UK operations	(20,614)	(12,518)	(18,863)
Total	(50,169)	(43,154)	(45,144)

Benefits and claims represent payments, including final bonuses, to policyholders in respect of maturities, surrenders and deaths plus changes in technical provisions (which primarily represent the movement in amounts owed to policyholders). Benefits and claims are amounts attributable to policyholders. The movement in unallocated surplus of with-profits funds represents the transfer to (from) the unallocated surplus each year through a charge (credit) to the income statement of the annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders.

The underlying reasons for the year-on-year changes in benefits and claims and movement in unallocated surplus in each of Prudential’s regional operations are changes in the incidence of claims incurred, increases or decreases in policyholders’ liabilities, and movements in unallocated surplus of with-profits funds.

Total benefit and claims and movements in unallocated surplus of with-profits funds increased by £7,015 million in 2014 to a charge of £50,169 million compared to a charge of £43,154 million in 2013 and a charge of £45,144 in 2012. The amounts of this year on year charge attributable to each of the underlying reasons as stated above are shown below.

Benefits and claims and movements in unallocated surplus of with-profits funds net of reinsurance can be further analysed as follows.

	Year ended 31 December £m
	2014	2013	2012
Claims incurred	(22,331)	(21,881)	(19,230)
Increase in policyholder liabilities	(27,701)	(19,724)	(24,627)
Movement in unallocated surplus of with-profits funds	(137)	(1,549)	(1,287)
Benefits and claims and movement in unallocated surplus	(50,169)	(43,154)	(45,144)

The charge for benefits and claims and movements in unallocated surplus, net of reinsurance of £50,169 million (2013: £43,154 million; 2012: £45,144 million) shown in the table above includes the effect of accounting for investment contracts without discretionary participation features (as defined by IFRS 4) in accordance with IAS 39 to reflect the deposit nature of the arrangement.

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

Asia

In 2014, benefits and claims and movements in unallocated surplus of with-profits funds totalled £9,794 million, representing an increase of £2,864 million compared to the charge of £6,930 million in 2013. In 2013, benefits and claims and movements in unallocated surplus of with-profits funds totalled £6,930 million, representing a decrease of £640 million compared to the charge of £7,570 million in 2012.

The amounts of the year-on-year change attributable to each of the underlying reasons are shown below:

	Year ended 31 December £m
	2014	2013	2012
Claims incurred	(4,351)	(3,976)	(3,130)
Increase in policyholder liabilities	(5,390)	(2,699)	(3,922)
Movement in unallocated surplus of with-profits funds	(53)	(255)	(518)
Benefits and claims and movement in unallocated surplus	(9,794)	(6,930)	(7,570)

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

The variations in the increases or decreases in policyholder liabilities in individual periods were however, primarily due to movements in investment returns. This was as a result of asset value movements, which are reflected in the unit value of the unit-linked policies that represent a significant proportion of Asian business. In addition, the policyholder liabilities of the Asian operations’ with-profits policies also fluctuated with the investment performance of the funds.

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

In 2014, the accounting charge for benefits and claims decreased by £3,945 million to £19,761 million compared to £23,706 million in 2013. In 2013, the accounting charge for benefits and claims increased by £4,995 million to £23,706 million compared to £18,711 million in 2012.

The amounts of the year-on-year change attributable to each of the underlying reasons are shown below:

	Year ended 31 December £m
	2014	2013	2012
Claims incurred	(8,506)	(7,560)	(5,843)
Increase in policyholder liabilities	(11,255)	(16,146)	(12,868)
Benefits and claims	(19,761)	(23,706)	(18,711)

The movements year-on-year in the claims incurred for the US operations as shown in the table above also included the effects of translating the US dollar results into pounds sterling at the average exchange rates for the relevant years.

The charges in each year comprise amounts in respect of variable annuity and other business. For variable annuity business, there are two principal factors that contribute to the variations in the charge, and for which the fluctuations in the years presented broadly offset each other. First, the investment return on the assets backing the variable annuity separate account liabilities changed to a £3,793 million credit in 2014 from a £10,254 million credit in 2013 and a £5,217 million credit in 2012 as shown in the section ‘Investment return (b) United States’ above. The second principal effect is the growth of the variable annuity business in force. This can be illustrated by the net cash flows of the US insurance operations’ variable annuity separate account liabilities in note C4.1(c) ’Reconciliation of movement in policyholder liabilities’ to the consolidated financial statements in Item 18 of this annual report. The net flows of the variable annuity separate account liabilities shown in that note for 2014 were £7,974 million as compared with £7,986 million for 2013 and £7,808 million for 2012.

United Kingdom

Overall, benefits and claims and the movement in unallocated surplus recorded in the income statement was a charge of £20,614 million in 2014 compared to a £12,518 million charge in 2013 and a £18,863 million charge in 2012. The year-on-year changes attributable to each of the underlying reasons are shown below, together with a further analysis of the amounts included in respect of the movements in policyholder liabilities by type of business:

	Year ended 31 December £m
	2014	2013	2012
Claims incurred	(9,474)	(10,346)	(10,642)
Decrease/(increase) in policyholder liabilities
SAIF	366	780	665
PRIL	(2,157)	155	(1,867)
Unit-linked and other non-participating business	(3,536)	(1,616)	(2,261)
With-profits (excluding SAIF)	(5,729)	(197)	(3,989)
	(11,056)	(878)	(7,452)
Movement in unallocated surplus of with-profits funds	(84)	(1,294)	(769)
Benefits and claims and movement in unallocated surplus	(20,614)	(12,518)	(18,863)

Claims incurred in the UK operations in 2014 were £9,474 million, compared to £10,346 million in 2013 and £10,642 million in 2012.

As has been explained above, the principal driver for variations in amounts allocated to the policyholders is changes to investment returns.

In aggregate, as a result of the more positive market returns in 2014 compared to 2013 there has been a corresponding impact on benefits and claims and movements in unallocated surplus of with-profits funds in the period, moving from a net charge of £12,518 million in 2013 to a net charge of £20,614 million in 2014. Conversely, the market returns in 2013 were less positive compared to 2012, resulting in a movement from a net charge of £18,863 million in 2012 to a net charge of £12,518 million in 2013.

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

The correlation between total net income (loss) before benefits and claims and movement in unallocated surplus, on the one hand, and the (charge) credit for benefits and claims and movement in unallocated surplus, on the other, for the UK component of the PAC with-profits fund (excluding SAIF) is illustrated numerically by the table below for each of the years presented. In summary, the correlation principally arises due to the following factors:

(a)	Investment return is included in full in the income statement and is attributable either to contracts or unallocated surplus.

(b)	Investment return, to the extent attributable to contracts, directly affects asset-share liabilities, which are reflected in the income statement through changes in policyholder liabilities.

(c)	Investment return, to the extent attributable to unallocated surplus, forms the majority part of the movement in such surplus in the income statement.

	Year ended 31 December £m
	2014	2013	2012
Earned premiums, net of reinsurance(i)	3,007	3,801	4,558
Investment return	8,958	5,757	8,390
Other income	72	52	39
Acquisition costs and other expenditure	(961)	(1,025)	(907)
Share of profit from joint ventures	129	88	27
Tax charge	(440)	(308)	(286)
Total net income before benefit and claims and movement in unallocated surplus, net of reinsurance	10,765	8,365	11,821
Charges of:
Claims incurred	(6,115)	(6,681)	(6,857)
(Increase)/decrease in policyholder liabilities(i)	(4,366)	(197)	(3,989)
Movement in unallocated surplus of with-profits funds	(84)	(1,294)	(769)
Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	(10,565)	(8,172)	(11,615)
Shareholders’ profit after tax	200	193	206

Note

(i)	For the purposes of presentation in Prudential’s consolidated financial information, references to the UK with-profits fund also include, for convenience, the amounts attaching to Prudential’s UK Defined Charge Participating Sub-fund which includes the with-profits annuity business transferred to Prudential from the Equitable Life Assurance Society on 31 December 2007. Profits to shareholders emerge on a ‘charges less expenses’ basis and policyholders are entitled to 100 per cent of the investment earnings.

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

In 2014, the income statement of the UK component of the PAC with-profits funds was charged with a transfer of £84 million from the unallocated surplus. This transfer, together with a corresponding transfer in the unallocated surplus of the Asia with-profits funds and the effect of exchange rate movements, resulted in an increase in Prudential’s unallocated surplus from £12.1 billion in 2013 to £12.5 billion in 2014. This movement reflected the net effect of changes in the value of assets, liabilities (incorporating policyholder bonuses and other elements of asset shares attributable to policyholders), and the shareholders’ share of the cost of bonuses for 2014.

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

The factors that the PAC Board considers in setting bonus rates are described in more detail in the section headed ‘With-profits products’ in Item 4, in the section headed ‘United Kingdom—Basis of profits—Bonus Rates’ and are summarised in note C4.1(d)(ii) to the consolidated financial statements in Item 18.

(d)	Acquisition costs and other expenditure

	Year ended 31 December £m
	2014	2013	2012
Asia operations	(2,616)	(2,208)	(1,938)
US operations	(1,589)	(1,919)	(1,771)
UK operations	(2,580)	(2,790)	(2,326)
Unallocated corporate and intra-group elimination	33	56	3
Total	(6,752)	(6,861)	(6,032)

Total acquisition costs and other expenditure of £6,752 million in 2014 were 2 per cent lower than the £6,861 million incurred in 2013. Total acquisition costs and other expenditure of £6,861 million in 2013 were 14 per cent higher than the £6,032 million incurred in 2012.

Asia

Total acquisition costs and other expenditure for Asia in 2014 were £2,616 million compared to £2,208 million in 2013 and £1,938 million in 2012. The increase of £408 million from 2013 to 2014 and £270 million from 2012 to 2013 were due to increased acquisition costs, net of change in deferred acquisition costs and increases in other operating expenses and in the charge for investment gains attributable to external unit-holders relating to investment funds managed on behalf of third parties which are consolidated but have no recourse to Prudential.

United States

Total acquisition costs and other expenditure for the US of £1,589 million in 2014 represented a decrease of £330 million over the amount of £1,919 million in 2013. The £1,919 million in 2013 in turn represented an increase of £148 million from the £1,771 million in 2012.

The decrease of £330 million from 2013 to 2014 reflects decreases in the charge for acquisition costs in the income statement, net of change in deferred acquisition costs partially offset by an increase in operating expenses. In turn, the increase of £148 million from 2012 to 2013 reflected increases in the charge for acquisition costs in the income statement, net of change in deferred acquisition costs and in operating expenses. Other operating expenses have increased year on year from 2012 to 2014 primarily due to higher asset based commissions paid on the growing separate account balance.

United Kingdom

Total acquisition costs and other expenditure for the UK decreased by 8 per cent from £2,790 million in 2013 to £2,580 million in 2014. This decrease arose primarily from decrease in the charge for investment gains relating to funds managed on behalf of third parties which are consolidated but have no recourse to the Group by £331 million from £739 million in 2013 to £408 million in 2014 which was partially offset by the increases in the underlying operating expenses of M&G.

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

Unallocated corporate and intra-group elimination

Other net expenditure of a credit of £33 million in 2014, a credit of £56 million in 2013 and a credit of £3 million in 2012.

IFRS Shareholders’ Funds and Policyholder Liabilities

Movement on Shareholders’ Funds

The following table sets forth a summary of the movement in Prudential’s IFRS shareholders’ funds for 2014 and 2013:

Shareholders’ Funds	2014 £m	2013 £m
Profit after tax for the year	2,216	1,346
Exchange movements, net of related tax	220	(255)
Unrealised gains and losses on Jackson fixed income securities classified as available for sale, net of related changes to deferred acquisition costs and tax*	565	(1,034)
Dividends	(895)	(781)
Other	55	15
Net increase (decrease) in shareholders’ funds	2,161	(709)
Shareholders’ funds at beginning of the year	9,650	10,359
Shareholders’ funds at end of the year	11,811	9,650
Shareholders’ value per share	460p	377p
Return on Shareholders’ funds**	26%	23%
*	Net of related changes to deferred acquisition costs and tax.
**	Operating profit after tax and non-controlling interests as percentage of opening shareholders’ funds.

In the second half of 2014 the US dollar appreciated strongly relative to sterling reflecting market expectations of a sustained recovery in the US. With approximately 36 per cent of the Group’s IFRS net assets denominated in US dollars (or currencies that are either pegged or managed by reference to US dollars), this generated a positive foreign exchange movement on net assets in the year. In addition, the reduction in US 10-year treasury rates, produced unrealised gains on fixed income securities held by Jackson that are accounted on an amortised cost basis under IFRS.

Taking these non-operating movements into account, the Group’s IFRS shareholders’ funds at 31 December 2014 increased by 22 per cent to £11.8 billion (31 December 2013: £9.6 billion on an actual exchange rate basis).

Shareholder-backed policyholder liabilities and net liability flows**

	2014 £m				2013 £m
	Actual Exchange Rate				Actual Exchange Rate
	At 1 January 2014	Net liability flows***	Market and other movements	At 31 December 2014	At 1 January 2013	Net liability flows***	Market and other movements*	At 31 December 2013
Asia	21,931	1,937	2,542	26,410	21,213	2,349	(1,631)	21,931
US	107,411	8,263	11,072	126,746	92,261	9,635	5,515	107,411
UK	50,779	(610)	4,840	55,009	49,505	(1,038)	2,312	50,779
Total Group	180,121	9,590	18,454	208,165	162,979	10,946	6,196	180,121
*	Including reduction of £1,026 million following reclassification of Japan as held for sale
**	Includes Group’s proportionate share of the liabilities and associated flows of the insurance joint ventures in Asia.
***	Defined as movements in shareholder-backed policyholder liabilities arising from premiums (net of charges), surrenders/withdrawals, maturities and deaths.

Focusing on the business supported by shareholder capital, which generates the majority of the life profits, in the course of 2014 policyholder liabilities increased from £180.1 billion at the start of the year to £208.2 billion at 31 December 2014. The consistent addition of high-quality profitable new business and proactive management of the existing in-force portfolio underpins this increase, resulting in positive net flows5 into policyholder liabilities of £9.6 billion in 2014 driven by our US and Asia businesses. Net flows into our Jackson business in the US were £8.3 billion in 2014, reflecting continued success in attracting new variable annuity business. Net flows into Asia continue to be positive at £1.9 billion, representing the increased levels of new regular premium business added this year, offset by higher levels of maturities of products reaching their term. Positive foreign currency translation effects together with favourable investment market and other movements have contributed a further £18.5 billion to the increase in policyholder liabilities since the start of the year.

Other results based information

Funds under Management

(a) Summarynote (i)

	2014 £bn	2013 £bn
Business area:
Asia operations	49.0	38.0
US operations	123.6	104.3
UK operations	169.0	157.3
Prudential Group funds under managementnote (i)	341.6	299.6
External funds note (ii)	154.3	143.3
Total funds under management	495.9	442.9

Notes

(i)	Prudential Group funds under management of £341.6 billion (2013: £299.6 billion) comprise:

	2014 £bn	2013 £bn
Total financial investments per the consolidated statement of financial position	337.4	296.4
Less: investments in joint ventures and associates accounted for using the equity method	(1.0)	(0.8)
Investment properties which are held for sale or occupied by the Group (included in other IFRS captions)	0.3	0.3
Internally managed funds held in joint ventures	4.9	3.7
Prudential Group funds under management	341.6	299.6

(ii)	External funds shown above as at 31 December 2014 of £154.3 billion (2013: £143.3 billion) comprise £167.2 billion (2013: £148.2 billion) of funds managed by M&G and Eastspring Investments as shown in note (b) below less £12.9 billion (2013: £4.9 billion) that are classified within Prudential Group’s funds. The £167.2 billion (2013: £148.2 billion) investment products comprise £162.4 billion (2013: £143.9 billion) plus Asia Money Market Funds of £4.8 billion (2013: £4.3 billion).

(b)	Investment products – external funds under management

	2014 £m			2013 £m
	Eastspring Investments note	M&G	Group total	Eastspring Investments note	M&G	Group total
1 January	22,222	125,989	148,211	21,634	111,868	133,502
Market gross inflows	82,440	38,017	120,457	74,206	40,832	115,038
Redemptions	(77,001)	(30,930)	(107,931)	(72,111)	(31,342)	(103,453)
Market exchange translation and other movements	2,472	3,971	6,443	(1,507)	4,631	3,124
31 December	30,133	137,047	167,180	22,222	125,989	148,211

(c)	M&G and Eastspring investments - total funds under management

	Eastspring Investments		M&G
	2014 £bn	2013 £bn	2014 £bn	2013 £bn
	note	note
External funds under management	30.1	22.2	137.0	126.0
Internal funds under management	47.2	37.7	127.0	118.0
Total funds under management	77.3	59.9	264.0	244.0

Note

The external funds under management for Eastspring Investments include Asia Money Market Funds at 31 December 2014 of £4.8 billion (2013: £4.3 billion).

Foreign currency source of IFRS key metrics

The tables below show the Group’s key IFRS analysis by contribution by currency group:

IFRS full year 2014 results

	Pre-tax Operating profit[2,3,4] %	Shareholders’ funds[2,3,4] %
US$ linked[1]	17	14
Other Asia currencies	18	18
Total Asia	35	32
UK sterling[3,4]	20	46
US$ [4]	45	22
Total	100	100

Notes:

1US$ linked – comprising the Hong Kong and Vietnam operations where the currencies are pegged to the US dollar and the Malaysia and Singapore operations where the currencies are managed against a basket of currencies including the US dollar.

2Includes long-term, asset management business and other businesses.

3For operating profit and shareholders’ funds UK sterling includes amounts in respect of central operations as well as UK insurance operations and M&G.

4 For shareholders’ funds, the US$ grouping includes US$ denominated core structural borrowings. Sterling operating profits include all interest payable as sterling denominated, reflecting interest rate currency swaps in place.

Development of Economic Capital

Overview

Over the last decade regulatory bodies across the European Union have been working on the development of a more risk sensitive solvency framework. Solvency II was developed with this objective in mind and following ratification of the Omnibus II Directive on 16 April 2014, it is expected to come into force on 1 January 2016. It will apply to all European based insurers including Prudential.

Solvency II adopts the concept of market consistency as a valuation framework for both assets and liabilities as well as a one year value at risk methodology (with certain modifications) for evaluating solvency. While the majority of assets held by insurers can be fair valued based on market observable prices (albeit such market based valuations can be distorted at times of market stress), the same is not true of insurance liabilities which are not traded in liquid markets. Solvency II seeks to create a proxy market value for insurance liabilities, by valuing best-estimate cash flows at market levels of risk-free interest rates and allowing for an additional risk margin to ensure these liabilities are sufficient to cover the amount another insurance company would be prepared to pay for these liabilities.

There are significant limitations with both (i) the notion that this market consistent approach to valuing assets and liabilities represents at all times the underlying economic reality, and (ii) the emphasis that Solvency II places on the fluctuation of these proxy market values over a one year timeframe. The business typically undertaken by life insurers is long-term in nature, with liability profiles that are matched by maturity with similarly termed assets. This is why appropriately risk managed insurers can tolerate and withstand significant investment market volatility. What is critical in the assessment of the viability of insurers is their ability to meet claims when they fall due, over many years, rather than whether they can meet a one-year test based on theoretical proxy market values.

Notwithstanding these limitations, Prudential has been working to implement the requirements of Solvency II in time for its adoption in 2016. The section that follows provides an update on our progress towards implementation of Solvency II, highlights ongoing areas of uncertainty and draws attention to aspects where our current approach may differ to the one that will be ultimately agreed with the Prudential Regulation Authority.

From our work to date and subject to these limitations, our estimated economic capital surplus, based on outputs from our Solvency II internal model, is £9.7 billion, equivalent to an economic capital ratio of 218 per cent. Further explanation of the underlying economic capital methodology and assumptions which underpin these results is set out in the sections below.

Economic capital position[1]	31 December 2014 £bn	31 December 2013 £bn
Available capital	17.9	18.5
Economic capital requirement	8.2	7.2
Surplus	9.7	11.3
Economic capital ratio	218%	257%
[1]	Based on outputs from the Group’s Solvency II internal model which has not been reviewed or approved by the Prudential Regulation Authority.

In a number of areas Prudential’s Solvency II methodology and assumptions will need to evolve in response to policy development and regulatory interpretations. A number of working assumptions have been adopted at this stage, which remain subject to policy clarifications and continuing feedback from the Prudential Regulation Authority. The calibration of the matching adjustment for UK annuity liabilities is one such example, as are a range of other calibration issues which will remain unclear until our internal model is approved by the Prudential Regulation Authority. Other areas where supervisory judgement and approval will be required include the proportion of Jackson’s excess capital that will be included in the total surplus (under the deduction and aggregation approach) and the extent to which the economic capital surplus of our Asia operations will be recognised under the Solvency II fungibility tests. Against this backdrop of uncertainty it is expected that the Solvency II outcome will result in a lower ratio than the economic capital ratio above.

As an indication of the range of uncertainty, we have produced the following sensitivities to reflect various possible Solvency II outcomes. For example, relative to the £9.7 billion of economic capital surplus at 31 December 2014:

•	A 20 per cent haircut in the contribution recognised for Asia in the Group available capital, reflecting Solvency II fungibility tests, would reduce Group surplus by £1.9 billion (-23 percentage points of cover ratio);
•	Transitional relief may be applied in relation to the UK business, which subject to regulatory approval is expected to bring overall UK surplus in line with current Solvency I (Pillar II) levels. Applying this transitional relief for UK annuities is estimated to increase Group surplus by £1.3 billion (+16 percentage points of cover ratio); and
•	A 10 per cent increase in UK annuity credit and longevity capital requirements (reflecting adverse matching adjustment outcomes or calibration strengthening) is estimated to reduce Group surplus by £0.6 billion (-12 percentage points of cover ratio). However, in this case the impact of transitional relief would be expected to increase as an offset to these changes.

These sensitivities are intended to provide examples and should not be considered indicative of the adjustments that the Prudential Regulation Authority may ultimately require.

Alongside developing the above economic capital based on outputs from our Solvency II internal model, we have developed an alternative ‘multi-term’ economic capital model, which seeks to evaluate our ability to meet obligations to customers as these fall due and which in our view is the best way to assess our economic solvency. This ‘multi-term’ approach is designed to both overcome the artificial one year timeframe of the Solvency II methodology and to remove areas of known excessive prudence that for us do not reflect economic reality, such as the imposition of an additional risk margin that a theoretical buyer may demand to take over the liabilities in one year’s time. Removing this risk margin alone would increase the estimated surplus referred to above to £13.6 billion, equivalent to an economic capital ratio of 265 per cent. This confirms the strong capital position of the Group and its ability to withstand severe market shocks, when assessed through appropriately risk-sensitive measures.

Detail relating to the economic capital position – based on outputs from our Solvency II internal model

Our economic capital results are based on outputs from our Solvency II internal model. Although the Solvency II and Omnibus II Directives, together with the Level 2 ‘Delegated Act’ published on 17 January 2015, provide a framework for the calculation of Solvency II results, there remain material areas of policy uncertainty and the methodology and assumptions are subject to review and approval by the Prudential Regulation Authority, the Group’s lead supervisor.

We remain on track to submit our internal model to the Prudential Regulation Authority for approval in 2015. However, given the degree of uncertainty, these economic capital results should not be interpreted as representing the Pillar I output from an approved Solvency II internal model and are not intended to provide a forecast of the eventual position.

At 31 December 2014, the Group had an economic capital surplus of £9.7 billion (2013: £11.3 billion) and an economic capital ratio of 218 per cent before taking into account the 2014 final dividend. A summary of the capital position on this basis is shown in the table below:

Economic capital position[1]	31 December 2014 £bn	31 December 2013 £bn
Available capital	17.9	18.5
Economic capital requirement	8.2	7.2
Surplus	9.7	11.3
Economic capital ratio	218%	257%
[1]	Based on outputs from the Group’s Solvency II internal model which has not been reviewed or approved by the Prudential Regulation Authority.

The economic capital results are based on outputs from our current Solvency II internal model with a number of working assumptions. Further explanation of the underlying methodology and assumptions are set out in the sections below. Certain aspects of this methodology and assumptions will differ from those which are applied in obtaining final internal model approval. Consequently, the position is expected to evolve to reflect policy clarifications and feedback from the Prudential Regulation Authority on Prudential’s approach to applying this new regime. Against this background of uncertainty, it is expected that the Solvency II ratio based on an approved model will be lower than the position shown above.

Methodology

In line with Solvency II, for the Group’s European and Asia life business, and holding companies, the available capital is the value of assets in excess of liabilities. The key components of available capital are the market value of assets, insurance technical provisions (calculated as the sum of best estimate liabilities plus a risk margin) and other liabilities. Subordinated-debt forms part of available capital, rather than being treated as a liability, since this debt is subordinated to policyholder claims.

As a general principle, both assets and liabilities are recognised at the value at which they could theoretically be transferred to a third party in an arm’s length transaction. On the asset side of the balance sheet, assets are mostly held at IFRS fair value. However, adjustments are required to IFRS values to eliminate intangible items such as goodwill and deferred acquisition costs and to take account of economic assets which are excluded from the current IFRS balance sheet such as the present value of future with-profits shareholder transfers.

The best estimate liability is calculated by taking the average of future risk-adjusted best estimate cashflows, taking into account the time value of money. An economic definition of contract boundaries has been applied in determining the cashflows to include in the best estimate liability. The best estimate liability also allows for the value of options and guarantees embedded in existing contracts as well as the value of future discretionary benefits payable to policyholders. Realistic management actions and policyholder behaviour are allowed for where relevant. In addition, since capital requirements are only derived to cover risks over a one year horizon, a risk margin is added to the best estimate liability to cover the cost of ceding liabilities to a third party after one year, assuming a 6 per cent per annum cost of capital and with no diversification between legal entities, in line with Solvency II requirements.

The Economic Capital Requirement measures the potential reduction in the value of available capital over a one year time horizon, in an adverse 1-in-200 probability event, consistently with Solvency II. This allows for diversification effects between different risk-types and between entities. No restrictions on the economic value of overseas surplus have been allowed for in assessing the capital position at Group level, reflecting our view that in an economic capital assessment, haircuts for transferability restrictions are artificial.

Prudential’s US insurance entities are included in the economic capital position on a local RBC basis under the assumption of US equivalence and the assumed permitted use of the ’deduction and aggregation’ method. This is in line with our view of the most likely outcome of Solvency II given the agreement reached in the Omnibus II

Directive. The contribution of US insurance entities to the Group surplus is that in excess of 250 per cent of the US RBC Company Action Level, which is in line with the level at which we measure both the Group’s IGD surplus and the Group’s reported free surplus amount. In line with Solvency II requirements under the ’deduction and aggregation’ method, no diversification benefit is allowed for between US insurance entities and other parts of the Group.

The Group calculation also includes all non-insurance entities, including asset management companies, Prudential Capital and holding companies, as follows:

•	Asset managers are included in line with existing sectoral capital rules, and Prudential Capital is included on a Basel basis, which follows the expected Solvency II treatment;
•	Defined benefit pension schemes are included using international accounting standards and, in addition, a capital requirement is derived from stressing the accounting position; and
•	Holding companies are measured on a Solvency II basis, as if they were insurance companies, in line with Solvency II rules.

In addition to the assumption of US equivalence, no transferability restrictions have been applied to the economic value of overseas surplus. Other key elements of Prudential’s methodology relating to areas that are presently unclear for Solvency II Pillar I calculations, relate to:

(i)	The liability discount rate for UK annuities, which includes an initial estimate of the Solvency II ‘matching adjustment’ in addition to the risk-free rate, but where there remains a range of possible outcomes pending further policy clarity;
(ii)	The impact of transitional arrangements on technical provisions, for which no allowance has been made in the economic capital position, but which may apply under Solvency II (although the use of this transitional is subject to regulatory approval and the extent to which it is permitted is likely to depend on the final Solvency II capital position); and
(iii)	Capital requirements for currency translation impacts, arising from overseas capital (supporting non-UK subsidiaries) being measured in sterling at potentially stressed exchange rates. This impact is not currently allowed for, reflecting our view that an economic capital exposure only arises where funds need to be transferred between entities in order to cover a negative surplus position.

Further, Solvency II outcomes remain unclear in relation to the tiering of hybrid capital instruments, although tiering limits are not currently expected to result in any restrictions.

The 2013 results were prepared using a liquidity premium methodology, before the matching adjustment had been included in our internal model. Under this previous basis, credit reserves were set as a proportion of credit spreads. The 2013 results have not been restated for the effect of adopting the matching adjustment methodology, with the difference between the two approaches being recorded within the 2014 model changes.

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

The risk-free curve at which best estimate liability cash flows are discounted is based on market swap rates (with the exception of Vietnam, India and Poland where no liquid swap market exists and government bond yields are therefore used), with a deduction of between 10 and 35 basis points (depending on country) to allow for a ‘credit risk adjustment’ to swap rates. This treatment reflects the likely outcome under Solvency II. In addition, an estimated matching adjustment is added to the liability discount rate for UK annuities, in both the base balance sheet and in the stressed conditions underlying the Economic Capital Requirement.

The matching adjustment is set equal to the yield on the backing-assets in each portfolio, less deductions for credit risk, cashflow mismatch allowances and haircuts for assets assumed to be ineligible for the matching adjustment (currently around 10 per cent of shareholder-backed annuity assets). Full allowance has been made for diversification benefits between the matching adjustment portfolio and other funds, reflecting an economic treatment. These assumed deductions from the portfolio yield are summarised in the table below. However, the final Solvency II matching adjustment outcome remains subject to considerable uncertainties and may vary significantly from these assumptions.

	Base bps	Post 1-in 200 stress undiversified bps
Credit allowances deducted from asset yields
UK shareholder-backed annuities	71	172

Aside from UK annuities, no matching adjustment allowance or any other form of liquidity premium has been assumed for any other lines of business.

Other business developments

On 5 February 2015 Prudential announced the completion of the sale of its closed book business in Japan. The contribution of Japan to the Group surplus has been set equal to the ‘held for sale’ accounting value of £49 million. On 10 November 2014, Prudential announced an agreement to sell its 25 per cent equity stake in the PruHealth and PruProtect businesses for £155 million, which is allowed for in these results. On 1 July 2014 Prudential renewed its distribution agreement with Standard Chartered Bank to 2029. The amount of these distribution fees is allowed for in these economic capital results and has had a negative impact on the Group solvency ratio of -10 percentage points. The impact of the domestication of the Hong Kong branch, which became effective on 1 January 2014, is also allowed for and is estimated to have had a negative impact on the Group solvency ratio of -4 percentage points, mainly due to a loss of diversification in the risk margin following separation of the Hong Kong business into a subsidiary.

Analysis of movement in the economic capital surplus

The table below shows the movement during the financial year in the Group’s economic capital surplus.

Analysis of movement in economic capital surplus[1] from 1 January to 31 December (£ billion)	2014	2013
Economic capital surplus as at 1 January	11.3	8.8
Operating experience	1.8	2.1
Non-operating experience (including market movements)	(0.9)	0.9
Other capital movements
Disposals	0.1	(0.1)
Corporate restructuring	(0.3)	-
Distribution deals	(0.8)	(0.4)
Subordinated debt issuance / (redemption)	(0.4)	1.1
Foreign currency translation impacts	0.1	(0.4)
Dividends	(0.9)	(0.8)
Model changes	(0.3)	0.1
Economic capital surplus as at 31 December	9.7	11.3
[1]	Based on outputs from the Group’s Solvency II internal model which has not been reviewed or approved by the Prudential Regulation Authority.

During 2014 the movement in the Group economic surplus is driven by:

•	Operating experience: generated by in-force business, new business written in 2014, the impact of non-market assumption changes and non-market experience variances over the year. The 2013 operating experience result additionally benefited from specific de-risking actions which were not repeated given the Group’s overall economic capital strength;
•	Non-operating experience: mainly arising from negative market experience during 2014, principally caused by the reduction in long-term interest rates in the UK;
•	Other capital movements: a reduction in surplus from the repayment of subordinated debt, renewal of the bancassurance partnership agreement with Standard Chartered Bank, the negative capital effect of the domestication of the Hong Kong branch, an increase in surplus from the sale of the PruHealth and PruProtect businesses, positive foreign currency translation effects, and a reduction in surplus due to dividend payments in 2014; and
•	Model changes: a negative impact to Group surplus for the estimated impact of evolving the liability discount rate for UK shareholder-backed annuity business from one based on a liquidity premium to one based on the matching adjustment, and other internal model refinements.

Analysis of Group Economic Capital Requirements

The table below shows the split of the Group Economic Capital Requirement by risk type1.

	31 December 2014		31 December 2013
	% of undiversified Economic Capital Requirement[2]	% of diversified Economic Capital Requirement[2]	% of undiversified Economic Capital Requirement[2]	% of diversified Economic Capital Requirement[2]
Market	57%	66%	53%	64%
Equity	15%	21%	15%	24%
Credit	26%	39%	20%	37%
Yields (interest rates)	12%	4%	13%	0%
Other	4%	2%	5%	3%
Insurance	33%	27%	36%	28%
Mortality/morbidity	6%	3%	8%	4%
Lapse	16%	19%	19%	21%
Longevity	11%	5%	9%	3%
Operational/expense	10%	7%	11%	8%
[1]	The Group Economic Capital Requirement by risk type includes capital requirements in respect of Jackson’s risk exposures, based on 250 per cent of the US RBC Company Action Level.
[2]	Based on outputs from the Group’s Solvency II internal model which has not been reviewed or approved by the Prudential Regulation Authority.

The Group’s most material risk exposures are to financial markets, in particular to equities and credit, which we hold to generate a higher return on capital and a higher return for our policyholders over the long-term. The Group also has material insurance risk exposures including longevity risk from UK annuities, lapse risk across a wide range of products, and mortality and morbidity risk mainly arising from protection products written in Asia. These risks diversify strongly with market risks, even after allowing for market-related policyholder behaviour, thereby increasing the return on capital which can be earned from the balanced mix of risks. A brief description of the most material risks is set out below:

•	The Group’s exposure to equities mainly arises from UK shareholder transfers linked to policyholder funds (partially offset by economic equity hedges) and from future fund management charges on unit linked funds in Asia. The equity exposure arising from Jackson’s variable annuity business is mostly hedged;
•	The Group also has significant exposure to credit risk, mainly from the UK annuity portfolio and from Jackson’s fixed annuity credit portfolio. Credit exposures across the Group are carefully monitored and managed as part of the Group’s risk management framework;
•	The Group is exposed to movements in yields (interest rates); while falling interest rates increase the risks arising from policyholder guarantees in with-profits funds and variable annuities, falling interest rates also increase the value of future insurance profits;
•	The most material insurance risk exposures arise from UK longevity risk, and lapse, mortality and morbidity risk in Asia; and
•	The Group is also exposed to expense and operational risk, which is closely monitored and managed through internal control processes.

Reconciliation of IFRS equity to economic available capital

To aid understanding, the amount representing the Group’s available capital under the economic capital basis is reconciled to the Group’s IFRS shareholders’ equity in the table below:

Reconciliation of IFRS equity to economic available capital £ billion[1]	2014	2013
IFRS shareholders’ equity at 31 December	11.8	9.7
Adjustment to restate US insurance entities onto a US Risk Based Capital basis	(1.1)	(0.6)
Remove DAC, goodwill & intangibles	(3.5)	(2.7)
Add subordinated-debt treated as economic available capital	3.7	3.8
Impact of risk margin	(4.7)	(3.5)
Add value of shareholder-transfers	4.0	4.1
Other liability valuation differences	9.0	9.3
Increase in value of net deferred tax liabilities (resulting from valuation differences above)	(0.9)	(1.3)
Other	(0.4)	(0.3)
Economic available capital at 31 December	17.9	18.5
[1]	Based on outputs from the Group’s Solvency II internal model which has not been reviewed or approved by the Prudential Regulation Authority.

The key items of reconciliation are:

•	£1.1 billion (2013: £0.6 billion) represents the adjustment required to the Group’s shareholders’ funds in order to convert Jackson’s contribution from an IFRS basis to the local statutory valuation basis which underpins the US Risk Based Capital regime;
•	£3.5 billion (2013: £2.7 billion) due to the removal of DAC, goodwill and intangibles from the IFRS balance sheet;
•	£3.7 billion (2013: £3.8 billion) due to the addition of subordinated debt which is treated as available capital on an economic basis but as a liability under IFRS;
•	£4.7 billion (2013: £3.5 billion) due to the inclusion of a risk margin which is not required under IFRS;
•	£4.0 billion (2013: £4.1 billion) due to the inclusion of the value of future shareholder transfers from with-profits business on the economic balance sheet in the UK and Asia, which is excluded from the determination of the Group’s IFRS shareholders’ funds;
•	£9.0 billion (2013: £9.3 billion) due to differences in insurance valuation requirements between economic capital and IFRS, with available capital partially capturing the economic value of in-force business which is excluded from IFRS; and
•	£0.9 billion (2013: £1.3 billion) due to the impact on the valuation of deferred tax assets and liabilities resulting from the other valuation differences noted above.

Sensitivity analysis

Stress testing this economic capital position gives the following results as at 31 December 2014:

•	An instantaneous 20 per cent fall in equity markets would reduce surplus by £0.6 billion and reduce the economic solvency ratio to 214 per cent;
•	An instantaneous 40 per cent fall in equity markets would reduce surplus by £2.2 billion and reduce the economic solvency ratio to 195 per cent;
•	A 50 basis points reduction in interest rates (subject to a floor of zero) would reduce surplus by £1.4 billion and reduce the economic solvency ratio to 195 per cent;
•	A 100 basis points increase in interest rates would increase surplus by £1.8 billion and increase the economic solvency ratio to 254 per cent; and
•	A 100 basis points increase in credit spreads with 15 per cent downgrades in the UK annuity portfolio(28) would reduce surplus by £2.1 billion and reduce the economic solvency ratio to 190 per cent.

(28)	For UK annuity business, the matching adjustment is intended to significantly reduce the sensitivity of surplus to credit spreads. The UK annuity credit sensitivity is therefore applied as 15 per cent of the portfolio downgrading, combined with a credit spread stress of 88 basis points (which in total is commensurate with a 100 basis point credit spread stress). For Jackson, a 10x increase in expected defaults is applied in line with IGD sensitivities since credit spreads do not directly affect the US RBC result.

These sensitivity results are shown before the impact of potential management actions to de-risk the exposures of shareholder funds. Even before such management actions are allowed for, the results demonstrate the resilience of the economic capital position following large falls in equity markets, sizeable reductions in yields (relative to very low starting yields) and a severe credit event.

The adverse impact of falling equity markets mainly results from a reduction in the value of with-profits shareholder transfers and future fund management charges in the UK and Asia. Equity hedging reduces the impact of these exposures and a dynamic equity hedging programme is also in place to manage the equity risk arising in Jackson’s variable annuities business.

The adverse impact of a fall in yields largely arises from a decrease in the value of future with-profits shareholder transfers and an increase in the size of risk margins. Falling yields also increases the value of the Group’s external debt, reducing the Group surplus. However, these impacts are partially offset by an increase in the value of future insurance profits and changes in the value of hedging assets.

An increase in defaults and downgrades adversely impacts on the UK annuity credit book although the business is much less sensitive to credit spreads under the matching adjustment framework. Jackson is not exposed to credit spread widening on a US RBC basis but an increase in defaults in the Jackson credit book would have a negative impact on the Group capital position and is reflected in the credit stress test above.

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

Overview

We continue to operate with a strong solvency position, while maintaining high levels of liquidity and capital generation. At 31 December 2014 our Insurance Groups Directive surplus is estimated at £4.7 billion before deducting the 2014 final dividend, equivalent to a solvency cover of 2.4 times.

All of our subsidiaries continue to hold strong capital positions on a local regulatory basis. Jackson’s Risk-Based Capital ratio at the end of 2014 was 456 per cent, having remitted £415 million to Group earlier in the year, which underlines our disciplined approach to managing the balance between volume, value, risk and cash in this business. We experienced no default losses and reported modest levels of impairments across our fixed income securities portfolios. Notwithstanding, we have retained our cautious stance on credit risk and have maintained our £2.2 billion credit default reserves in our UK annuity operations. Further information on our capital and solvency position is provided in the Group Chief Risk Officer’s report.

Solvency II is scheduled to come into effect on 1 January 2016. Along with the full year 2013 results, we published for the first time the Group’s end-2013 economic capital position. At 31 December 2014, our economic capital(29) surplus was £9.7 billion (2013: £11.3 billion), which is equivalent to an economic capital ratio of 218 per cent (2013: ratio of 257 per cent).

(29)	The methodology and assumptions used in calculating the economic capital results are set out in the “Other results based information – Development of Economic Capital” section above. The economic capital ratio is based on outputs from the Group’s Solvency II internal model which will be subject to Prudential Regulation Authority review and approval before its formal adoption in 2016. We remain on track to submit our Solvency II internal model to the Prudential Regulation Authority for approval in 2015 but given the degree of uncertainty remaining these economic capital disclosures should not be interpreted as outputs from an approved internal model.

The methodology underpinning this measure is highly sensitive to market movements. Economic capital generated from new and in-force business of £1.8 billion, was offset by the negative market effects of £0.9 billion, reflecting the sharp decline in UK interest rates and by the payment of £0.9 billion of dividends to shareholders. Corporate actions during 2014 comprising new distribution agreements, debt repayment, domestication of the Hong Kong branch, impact of disposals and foreign exchange utilised a combined £1.3 billion of economic capital. Model refinements accounted for the remaining year-on-year movement.

These results are based on outputs from our Solvency II internal model, which has not yet been approved by the Prudential Regulation Authority. The results assume US equivalence, place no restrictions on the economic value of overseas surplus, and incorporate a number of other working assumptions. Certain aspects of the methodology and assumptions underpinning these results will differ from those which are applied in obtaining final Solvency II internal model approval. The eventual Solvency II Pillar I ratio therefore, remains uncertain and is expected to be lower than our economic capital ratio.

In 2013, Prudential plc was designated by the Financial Stability Board (FSB) as a global systematically important insurer (G-SII). At the same time, the International Association of Insurance Supervisors (IAIS) announced details of its assessment methodology and proposed policy measures for G-SIIs, covering enhanced supervision, effective resolution and higher loss absorption capacity. We continue to monitor these developments.

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

Operating holding company cash flow for 2014 before the shareholder dividend was £1,129 million, £103 million higher than 2013. After deducting the shareholder dividend the operating holding company cash flow was £234 million (2013: £245 million).

Cash remittances to the Group from business units

Cash remitted by the business units to the corporate centre in 2014 increased by 11 per cent to £1,482 million with significant contributions from each of our four major business units. The higher overall total in 2014 has been driven by growth in the remittance from the US to a record £415 million (2013: £294 million), reflecting both the strong capital generation of Jackson’s life business in the period and its effective approach to risk management. Notwithstanding the depreciation of many Asian currencies against sterling, net remittances from these operations proved resilient at £400 million. As announced earlier in the year, regulatory developments in the UK require us to increase the level of investment in new business and upgrading our UK pre and post-retirement customer proposition, and this will temper remittances in the short term from our UK life business. M&G increased its remittance to £285 million, reflecting underlying earnings growth.

Net central outflows and other movements

Net central outflows increased to £353 million in 2014 (2013: £315 million), with higher corporate costs and higher net interest payments offset by lower Solvency II costs and higher tax receipts.

After central costs, there was a net cash inflow before dividend of £1,129 million in 2014, compared to £1,026 million in 2013. Dividend payments in 2014 were £895 million, up 15 per cent from £781 million in 2013 following the decision to rebase the full year dividend upwards by 4 pence in 2012.

Cash remitted to the Group in 2014 was used to meet central costs of £353 million (2013: £315 million), pay dividends of £895 million (2013: £781 million) and repay £445 million (US$750 million) of 11.75 per cent perpetual subordinated debt. In addition, £503 million (US$850 million) of central cash was used to finance the initial upfront payment for the renewal of the distribution agreement with Standard Chartered Bank. Reflecting these movements in the year, total holding company cash at the end of 2014 was £1,480 million compared to £2,230 million at the end of 2013.

Dividend payments

The total cost of dividends settled by Prudential were £895 million and £781 million for the years ended 31 December 2014 and 2013, respectively.

The Board has decided to rebase the full year dividend upwards by 10 per cent, reflecting the 2014 financial performance of the Group. In line with this, the directors recommend a final dividend of 25.74 pence per share (2013: 23.84 pence), which brings the total dividend for the year to 36.93 pence (2013: 33.57 pence). This rebase has been made possible by the continued exceptionally strong performance of the Group.

Although the Board has been able to recommend such a rebase in 2014, the Group’s dividend policy remains unchanged. The Board will maintain its focus on delivering a growing dividend from this new higher base, which will continue to be determined after taking into account the Group’s financial flexibility and our assessment of opportunities to generate attractive returns by investing in specific areas of the business. The Board believes that in the medium term a dividend cover of around two times is appropriate.

Debt service costs

Debt service costs charged to profit in respect of core borrowings paid by Prudential in 2014 were £341 million compared with £305 million in 2013. Of total consolidated borrowings of £4,304 million as at 31 December 2014, the parent company had core borrowings of £3,869 million outstanding, all of which have contractual maturity dates of more than five years.

Liquidity sources

The parent company held cash and short-term investments of £1,480 million, £2,230 million and £1,380 million as at 31 December 2014, 2013 and 2012, respectively. The sources of cash in 2014 included dividends, loans and interest received from operating subsidiaries. Prudential received £1,595 million in cash remittances from business units in 2014, compared to £1,451 million received in 2013 and £1,414 million received in 2012. These remittances primarily comprise dividends from business units and the shareholders’ statutory transfer from the PAC long-term with-profits fund (UK Life Fund) relating to earlier bonus declarations. Offset against these cash remittances were £113 million, £110 million and £214 million of capital invested in 2014, 2013 and 2012 respectively. Overall net remittances from business units had increased from £1,341 million in 2013 to £1,482 million in 2014.

Shareholders’ statutory transfer

In 2014, PAC declared a total surplus of £2,012 million from PAC’s primary with-profits sub-fund, of which £1,812 million was added to with-profits policies and £200 million was distributed to shareholders. In 2013, PAC declared a total surplus of £2,134 million from PAC’s primary with-profits sub-fund, of which £1,922 million was added to with-profits policies and £212 million was distributed to shareholders. In 2012, PAC declared a total surplus of £2,210 million from PAC’s primary with-profits sub-fund, of which £1,990 million was added to with-profits policies and £220 million was distributed to shareholders.

Dividends, loans and interest received from subsidiaries

Under UK company law, dividends can only be paid if a company has distributable reserves sufficient to cover the dividend. In PAC, Prudential’s largest operating subsidiary, distributable reserves are created mainly by the statutory long-term business profit transfer to shareholders that occurs upon the declaration of bonuses to policyholders of with-profit products. See ‘Shareholders’ statutory transfer’ above. Prudential’s insurance and fund management subsidiaries’ ability to pay dividends and loans to the parent company is restricted by various laws and regulations. Jackson is subject to state laws that limit the dividends payable to its parent company. Dividends in excess of these limitations generally require approval of the state insurance commissioner. The table below shows the dividends, loans and other amounts received by Prudential from the principal operating subsidiaries for 2014 and 2013:

	Dividends, loan and interest received in:
	2014 £m	2013 £m
Asia operations	513	510
US operations	415	294
UK Insurance operations (mainly PAC)	325	355
M&G (including Prudential Capital)	342	292
Total	1,595	1,451

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

Corporate Transactions

Bancassurance partnership with Standard Chartered PLC

On 12 March 2014 the Group announced that it had entered into an agreement expanding the term and geographic scope of its strategic pan-Asian bancassurance partnership with Standard Chartered PLC. Under the new 15-year agreement, which commenced on 1 July 2014, a wide range of Prudential life insurance products are exclusively distributed through Standard Chartered branches in nine markets—Hong Kong, Singapore, Indonesia, Thailand, Malaysia, the Philippines, Vietnam, India and Taiwan—subject to applicable regulations in each country. In China and South Korea, Standard Chartered Bank will distribute Prudential’s life insurance products on a preferred basis. Prudential and Standard Chartered Bank have also agreed to explore additional opportunities to collaborate in due course elsewhere in Asia and in Africa, subject to existing exclusivity arrangements and regulatory restrictions.

As part of this transaction Prudential agreed to pay Standard Chartered Bank an initial fee of US$1.25 billion which is not dependent on future sales volumes. Of this total, US$850 million was settled in the first half of 2014. The remainder will be paid in two equal instalments of US$200 million each in April 2015 and April 2016.

Sale of PruHealth and PruProtect

On 10 November 2014, Prudential Assurance Company Limited completed the sale of its 25 per cent equity stake in the PruHealth and PruProtect businesses to Discovery Group Europe Limited for £155 million in cash. This resulted in an IFRS profit of £86 million, which has been included in non-operating items.

Domestication of Hong Kong Branch

On 1 January 2014, the Group completed the process of domestication of the Hong Kong branch of The Prudential Assurance Company Limited. The branch was transferred on 1 January 2014 to two new Hong Kong incorporated Prudential companies, one providing life insurance and the other providing general insurance – Prudential Hong Kong Limited and Prudential General Insurance Hong Kong Limited. On the Prudential Regulation Authority’s pillar 1 peak 2 basis £12.1 billion of assets, £12.0 billion of liabilities, net of reinsurers’ share (including policyholder asset share liabilities and £1.2 billion of inherited estate) and £0.1 billion of shareholders’ funds (for the excess assets of the transferred non-participating business) were transferred.

Disposal of Japan life business

In February 2015 the Group completed the disposal of its closed book life insurance business in Japan, PCA Life Insurance Company Limited (PCA Life Japan) to SBI Holding for US$85 million cash consideration, of which US$17 million is deferred and is dependent upon the future performance of PCA Life Japan.

Entrance into Ghana and Kenya Life insurance markets

In April 2014 we completed the acquisition of Express Life of Ghana, and in September 2014 we entered the Kenyan life insurance market via our acquisition of Shield Assurance Company Limited.

Shareholders’ net borrowings

	31 December
	2014 £m	2013 £m
Shareholders’ borrowings in holding company	3,869	4,211
Prudential Capital	275	275
Jackson surplus notes	160	150
Total	4,304	4,636
Less: Holding company cash and short-term investments	(1,480)	(2,230)
Net core structural borrowings of shareholder-financed operations	2,824	2,406

Our financing and liquidity position remained strong throughout the period. Our central cash resources amounted to £1.5 billion at 31 December 2014, compared with £2.2 billion at the end of 2013, and we currently retain a further £2.6 billion of untapped committed liquidity facilities.

On an IFRS basis the Group’s core structural borrowings at 31 December 2014 were £4,304 million (31 December 2013: £4,636 million on an actual exchange rate basis) and comprised £3,869 million (31 December 2013: £4,211 million on an actual exchange rate basis) of debt held by the holding company, and £435 million (31 December 2013: £425 million on an actual exchange rate basis) of debt held by the Group’s subsidiaries, Prudential Capital and Jackson. The Group redeemed US$750 million of 11.75 per cent perpetual subordinated capital securities during the year.

In addition to its net core structural borrowings of shareholder-financed operations set out above, the Group also has access to funding via the money markets and has in place an unlimited global commercial paper programme. As at 31 December 2014, we had issued commercial paper under this programme totalling £236 million, US$2,305 million, €75 million and AU$10 million to finance non-core borrowings.

Prudential’s holding company currently has access to £2.6 billion of syndicated and bilateral committed revolving credit facilities, provided by 19 major international banks, expiring in 2018 and 2019. Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at 31 December 2014. The medium-term note programme, the SEC registered US shelf programme, the commercial paper programme and the committed revolving credit facilities are all available for general corporate purposes and to support the liquidity needs of Prudential’s holding company and are intended to maintain a strong and flexible funding capacity.

Prudential manages the Group’s core debt within a target level consistent with its current debt ratings. At 31 December 2014, the gearing ratio (debt, net of cash and short-term investments, as a proportion of IFRS shareholders’ funds plus net debt) was 19 per cent, compared to 20 per cent at 31 December 2013. Prudential plc has strong debt ratings from Standard & Poor’s, Moody’s and Fitch. Prudential plc’s long-term senior debt is rated A+, A2 and A from Standard & Poor’s, Moody’s and Fitch, while short-term ratings are A-1, P-1 and F1 respectively.

The financial strength of PAC is rated AA by Standard & Poor’s, Aa2 by Moody’s and AA by Fitch.

Jackson National Life Insurance Company’s financial strength is rated AA by Standard & Poor’s, A1 by Moody’s and AA by Fitch.

Prudential Assurance Co. Singapore (Pte) Ltd.’s (Prudential Singapore) financial strength is rated AA by Standard & Poor’s.

All ratings on Prudential and its subsidiaries are on stable outlook except for the Aa2 rating of the financial strength of PAC by Moody’s which is on negative outlook.

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

As at 31 December 2014, 2013 and 2012, PAC’s long-term fund assets in excess of its minimum capital requirements were £21,564 million, £20,956 million and £17,936 million, respectively. The ‘with-profits’ insurance capital component of the enhanced capital requirement, as at 31 December 2014, 2013 and 2012 amounted to £10,998 million, £9,674 million and £9,249 million respectively.

M&G

The principal liquidity source for M&G is fee income for managing retail, institutional and the internal investment funds of Prudential’s UK operations. The principal liquidity requirements are for operating expenses. Amounts are distributed to the parent company after considering capital requirements. Capital requirements are driven by fixed operating expenses, funds under management and various risks faced by the company. As at 31 December 2014, M&G met the relevant regulatory requirements.

US life insurance

The liquidity sources for Jackson are its cash, short-term investments and publicly traded bonds, premium income deposits received on certain annuity and institutional products, investment income, repurchase agreements, utilisation of a short-term borrowing facility with the Federal Home Loan Bank of Indianapolis and capital contributions from the parent company.

Liquidity requirements are principally for purchases of new investments and businesses, repayment of principal and interest on debt, payments of interest on surplus notes, funding of insurance product liabilities including payments for policy benefits, surrenders, maturities and new policy loans, and funding of expenses including payment of commissions operating expenses and taxes. As at 31 December 2014, Jackson’s outstanding notes and bank debt included:

•	US$29 million of collateralised loans maturing through 2016,

•	US$50 million of bank loans collaterised by mortgage-related securities and mortgage loans from the Federal Home Loan Bank of Indianapolis,

•	US$249 million of surplus notes maturing in 2027.

Significant increases in interest rates and disintermediation can create sudden increases in surrender and withdrawal requests by policyholders and contract holders. Other factors that are not directly related to interest rates can also give rise to disintermediation risk, including but not limited to changes in ratings from rating agencies, general policyholder concerns relating to the life insurance industry (eg the unexpected default of a large, unrelated life insurer) and competition from other products, including non-insurance products such as mutual funds, certificates of deposit and newly developed investment products. Most of the life insurance, annuity and institutional products Jackson offers permit the policyholder or contract holder to withdraw or borrow funds or surrender cash values. At 31 December 2014, a majority of Jackson’s fixed annuity reserves include policy restrictions such as surrender charges and market value adjustments to discourage early withdrawal of policy and contract funds.

Jackson uses a variety of asset-liability management techniques to provide for the orderly provision of cash flow from investments and other sources as policies and contracts mature in accordance with their normal terms. Jackson’s principal sources of liquidity to meet unexpected cash outflows associated with sudden and severe increases in surrenders and withdrawals are its portfolio of liquid assets and its net operating cash flows. As at 31 December 2014, the portfolio of cash, short-term investments and publicly traded bonds and equities amounted to US$45.9 billion. Operating net cash inflows for Jackson in 2014 were US$3.2 billion.

As at 31 December 2014, the statutory capital and surplus of Jackson was US$4.5 billion, which was in excess of the requirements set out under Michigan insurance law. Jackson is also subject to risk-based capital guidelines that provide a method to measure the adjusted capital that a life insurance company should have for regulatory purposes, taking into account the risk characteristics of Jackson’s investments and products. As at 31 December 2014, Jackson’s total risk based capital ratio under the National Association of Insurance Commissioners’ definition exceeded the Michigan standards.

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

The principal types of derivatives used by Jackson and their purpose are as follows:

Derivative	Purpose
Interest rate swaps	These generally involve the exchange of fixed and floating payments over the period for which Jackson holds the instrument without an exchange of the underlying principal amount. These agreements are used for hedging purposes.
Put-swaption contracts	These contracts provide the purchaser with the right, but not the obligation, to require the writer to pay the present value of a long-duration interest rate swap at future exercise dates. Jackson purchases and writes put-swaptions with maturities up to 5 years. Put-swaptions hedge against significant movements in interest rates.
Equity index futures contracts and equity index options	These derivatives (including various call and put options and interest rate contingent options) are used to hedge Jackson’s obligations associated with its issuance of fixed index deferred annuities and certain VA guarantees. Some of these annuities and guarantees contain embedded options which are fair valued for financial reporting purposes.
Total return swaps	Total return swaps in which Jackson receives equity returns or returns based on reference pools of assets in exchange for short-term floating rate payments based on notional amounts, are held for both hedging and investment purposes.
Cross-currency swaps	Cross-currency swaps, which embody spot and forward currency swaps and additionally, in some cases, interest rate swaps and equity index swaps, are entered into for the purpose of hedging Jackson’s foreign currency denominated funding agreements supporting trust instrument obligations.
Credit default swaps	These swaps, represent agreements under which Jackson has purchased default protection on certain underlying corporate bonds held in its portfolio. These contracts allow Jackson to sell the protected bonds at par value to the counterparty if a default event occurs in exchange for periodic payments made by Jackson for the life of the agreement. Jackson does not write default protection using credit derivatives.

The Group has provided, from time to time, certain guarantees and commitments to third-parties including funding the purchase or development of land and buildings and other related matters. The contractual obligations to purchase or develop investment properties at 31 December 2014 were £232 million.

At 31 December 2014, Jackson has unfunded commitments of £332 million related to its investments in limited partnerships and £73 million related to commercial mortgage loans. These commitments were entered into in the normal course of business and the Company does not expect a material adverse impact on the operations to arise from them.

Contractual obligations

Contractual obligations with specified payment dates as at 31 December 2014 were as follows:

		Less than 1			More than 5
	Total	year	1-3 years	3-5 years	years
	£m
Policyholder liabilities(i)	485,555	29,451	56,639	55,322	344,143
Long-term debt(ii)	4,304		275		4,029
Other borrowings(ii)	3,256	2,272	125	170	689
Capital lease obligations	129	5	10	8	106
Operating lease obligations	408	89	136	78	105
Purchase obligations(iii)	637	637
Obligations under funding, securities lending and sale and repurchase agreements	2,347	2,347
Other long-term liabilities(iv)	7,957	7,606	242	57	52
Total	504,593	42,407	57,427	55,635	349,124

	£m	£m
Reconciliation to consolidated statement of financial position:
Total contractual obligations per above		504,593
Difference between policyholder liabilities per above (based on undiscounted cash flows) and total policyholder liabilities and unallocated surplus of with-profits funds per balance sheet:
Total policyholder liabilities and unallocated surplus of with-profits funds per the consolidated statement of financial position	321,989
Policyholder liabilities (undiscounted) per above	(485,555)	(163,566)
Other short-term/non-contractual obligations:
Current tax liabilities	617
Deferred tax liabilities	4,291
Accruals and deferred income	947
Other creditors (excluding capital and operating lease obligations and purchase obligations)	3,088
Derivative liabilities	2,323
Other liabilities	4,105	15,371
Other items		994
Total liabilities per consolidated statement of financial position		357,392

Notes

(i)	Amounts shown in respect of policyholder liabilities represent estimated undiscounted cash flows for Prudential’s life assurance contracts. In determining the projected payments, account has been taken of the contract features, in particular that the amount and timing of policyholder benefit payments reflect either surrender, death, or contract maturity. In addition, the undiscounted amounts shown include the expected payments based on assumed future investment returns on assets backing policyholder liabilities. The projected cash flows exclude the unallocated surplus of with-profits funds. As at 31 December 2014, on the IFRS basis of reporting, the unallocated surplus was £12,450 million. The unallocated surplus represents the excess of assets over liabilities, including policyholder ‘asset share’ liabilities, which reflect the amount payable under the realistic Peak 2 reporting regime of the PRA. Although accounted for as a liability, as permitted by IFRS 4, there is currently no expected payment date for the unallocated surplus.

(ii)	The amounts represent the contractual maturity of amounts of borrowings included in the consolidated statement of financial position (i.e. excludes future interest payments) as shown in note C6.2 to Prudential’s consolidated financial statements in Item 18. Long-term debt comprises the core structural borrowings of shareholder-financed operations and the £100 million 8.5 per cent undated subordinated guaranteed bonds of Scottish Amicable Finance plc. Other borrowings comprise operational borrowings attributable to shareholder-financed operations and borrowings attributable to with-profits operations but excluding the £100 million 8.5 per cent undated subordinated guaranteed bonds of Scottish Amicable Finance plc.

(iii)	Comprising unfunded commitments for investments in limited partnerships of £332 million (2013: £298 million) and unfunded commitments related to mortgage loans of £73 million (2013: £132 million) and commitments to purchase or develop investment properties of £232 million (2013: £92 million).

(iv)	Amounts due in less than one year include amounts attributable to unit holders of consolidated unit trusts and similar funds of £7,357 million.

Group Consolidated Cash Flows

The discussion that follows is based on the consolidated statement of cash flows prepared under IFRS and presented in Item 18 of this Form 20-F.

Net cash outflows in 2014 were £383 million. This amount comprised inflows of £1,828 million from operating activities less outflows of £545 million from investing activities less outflows of £1,666 million from financing activities.

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

The Group held cash and cash equivalents of £6,409 million at 31 December 2014 compared with £6,785 million and £6,126 million at 31 December 2013 and 2012, respectively.

Item 6. Directors, Senior Management and Employees

The Prudential Board consists of 16 directors as at 31 March 2015.

On 1 April 2014, Pierre-Olivier Bouée, Group Chief Risk Officer, was appointed as a Director. He replaced John Foley as Group Chief Risk Officer in August 2013 when the latter was appointed to the new role of Group Investment Director. John stepped down from the Board on 1 April 2014 and continues in his role as Group Investment Director. In October 2014, the Company announced that Lord Turnbull would not be standing for re-election at the 2015 AGM in May and that he would be succeeded as Chairman of the Remuneration Committee by Anthony Nightingale. On 10 March 2015, Prudential announced that Tidjane Thiam had informed the Board of his intention to step down from his role as Group Chief Executive and from the Board. Tidjane has agreed to join Credit Suisse as CEO. He will continue in his current role to present the first quarter Interim Management Statement and to attend his last Annual General Meeting as Group Chief Executive in May 2015.

Set forth below are the names, ages, positions, business experience and principal business activities performed by the current directors, as well as the dates of their initial appointment to the Prudential Board. This includes those directors joining the Board up until the date of filing. Ages are given are as at 31 March 2015.

Board of Directors

Paul Manduca, 63 Chairman Appointment: October 2010 Chairman: July 2012 Committees: Nomination (Chair)

Paul was the Senior Independent Director prior to his appointment as Chairman. He was also a member of the Audit and Remuneration Committees from October 2010 to June 2012 and joined the Nomination Committee in January 2011.

Relevant Skills and Experience

Paul retired as Chairman of JPM European Smaller Companies Investment Trust Plc in December 2012 and was the Chairman of Aon UK Limited until September 2012. He was also a non-executive director and Chairman of the Audit Committee of KazMunaiGas Exploration & Production until the end of September 2012. From September 2005 until March 2011, Paul was a non-executive director of Wm Morrison Supermarkets Plc. During his tenure, he was the Senior Independent Director, the first Audit Committee Chairman and Chair of the Remuneration Committee. Paul was the Senior Independent Director and Chairman of the Audit Committee of Development Securities plc until March 2010, Chairman of Bridgewell Group plc until 2007 and a director of Henderson Smaller Companies Investment Trust plc until 2006. Prior to that, he was European CEO of Deutsche Asset Management from 2002 to 2005, global CEO of Rothschild Asset Management from 1999 to 2002 and founding CEO of Threadneedle Asset Management Limited from 1994 to 1999 when he was also a director of Eagle Star and Allied Dunbar. Paul has also served as Chairman of the Association of Investment Companies from 1991 to 1993 and is a former member of the Takeover Panel.

Current External Appointments

Paul is a member of the Securities Institute and Chairman of Henderson Diversified Income Limited.

Tidjane Thiam, 52 Group Chief Executive Appointment: March 2008 Group Chief Executive: October 2009

Tidjane was the Chief Financial Officer from March 2008 until his appointment as Group Chief Executive.

Relevant Skills and Experience

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

Current External Appointments

Tidjane is a member of the Board of the Association of British Insurers (ABI) and was Chairman from July 2012 to October 2014. He is a member of the Council of the Overseas Development Institute (ODI) in London, a member of the Africa Progress Panel chaired by Kofi Annan and a sponsor of Opportunity International. Tidjane is a member of the UK-ASEAN Business Council and of the Strategic Advisory Group on UK Trade and Investment. In January 2012, Tidjane was appointed to the Prime Minister’s Business Advisory Group and has been a member of the European Financial Services Round Table (EFR) since January 2013. He was elected to the Board of Directors of 21st Century Fox, Inc. on 12 November 2014 where he serves as a non-executive director. Tidjane was awarded the Légion d’Honneur by the French President in July 2011 and the 2013 Grand Prix de l’Economie by the French newspaper Les Echos. In January 2014, Tidjane was appointed as a British Business Ambassador by invitation from the Prime Minister.

Executive directors

Nicolaos Nicandrou ACA, 49 Chief Financial Officer Appointment: October 2009

Nic is Chief Financial Officer, a position he has held since October 2009.

Relevant Skills and Experience

Before joining Prudential, Nic worked at Aviva, where he held a number of senior finance roles, including Norwich Union Life Finance Director and Board Member, Aviva Group Financial Control Director, Aviva Group Financial Management and Reporting Director and CGNU Group Financial Reporting Director. Nic started his career at PricewaterhouseCoopers where he worked in both London and Paris. In December 2014 Nic was appointed Chairman of the European Insurance CFO Forum.

Pierre-Olivier Bouée, 44 Group Chief Risk Officer Appointment: April 2014

Pierre-Olivier is Group Chief Risk Officer, a position he has held since August 2013.

Relevant Skills and Experience

Pierre-Olivier joined Prudential in 2008 and has held positions as Business Representative for Asia, Director of Strategy and Corporate Development and Managing Director CEO Office.

From 2004 until 2008, Pierre-Olivier worked for Aviva, first as Director, Group Strategy and then as Director, Central & Eastern Europe. Pierre-Olivier began his career as a civil servant in the French Treasury, where he worked at the Secretariat of the Paris Club, before joining McKinsey in 2000 as a consultant working mainly in the international financial institutions sector.

Jacqueline Hunt, 46 Executive Director Appointment: September 2013

Jackie is Chief Executive, Prudential UK & Europe, a position she has held since September 2013, and she took on responsibility for Africa in early 2014.

Relevant Skills and Experience

Jackie joined Prudential from Standard Life where she was Chief Financial Officer. Prior to this, Jackie held a number of senior financial management positions in companies including Norwich Union Insurance, Aviva, Hibernian Group, Royal & Sun Alliance and PricewaterhouseCoopers.

Current External Appointments

Jackie is the Senior Independent Director of National Express Group PLC and a non-executive director of TheCityUK. She is also a member of the FCA Practitioner Panel.

Michael McLintock, 54 Executive Director Appointment: September 2000

Michael is the Chief Executive of M&G, a position he held at the time of M&G’s acquisition by Prudential in 1999.

Relevant Skills and Experience

Michael joined M&G in 1992. He also served on the Board of Close Brothers as a non-executive director from 2001 to 2008.

Current External Appointments

Michael has been a Trustee of the Grosvenor Estate since October 2008 and was appointed as a non-executive director of Grosvenor Group Limited in March 2012. He has been a member of the Finance Committee of the MCC since October 2005.

Barry Stowe, 57 Executive Director Appointment: November 2006

Barry is the Chief Executive of Prudential Corporation Asia, a position he has held since October 2006.

Relevant Skills and Experience

Before joining Prudential, Barry was President, Accident & Health Worldwide for AIG Life Companies. He joined AIG in 1995, and prior to that was President and CEO of Nisus, a subsidiary of Pan-American Life, from 1992 to 1995. Before joining Nisus, Barry spent 12 years at Willis Corroon in the US. From October 2008 to October 2011, Barry was a director of the Life Insurance Marketing Research Association (LIMRA) and the Life Office Management Association (LOMA).

Current External Appointments

Barry is a member of the Board of Directors of the International Insurance Society.

Michael Wells, 54 Executive Director Appointment: January 2011

Mike is President and Chief Executive Officer of Jackson National Life Insurance Company (Jackson), a position he has held since January 2011.

Relevant Skills and Experience

Mike has served in a number of strategic and leadership roles at Jackson over the last 19 years, responsible for Jackson and its United States affiliates. During this period he has led the development of Jackson’s variable annuity business and has been responsible for IT, strategy, operations, communications, distributions, Curian and the retail broker dealers.

The Hon. Philip Remnant CBE ACA, 60 Senior Independent Director Appointment: January 2013 Committees: Audit, Nomination and Remuneration

Relevant Skills and Experience

Philip was a senior adviser at Credit Suisse until December 2013. Philip was previously a Vice Chairman of Credit Suisse First Boston (CSFB) Europe and Head of the UK Investment Banking Department. Philip was seconded to the role of Director General of the Takeover Panel from 2001 to 2003, and again in 2010. He served on the Board of Northern Rock plc from 2008 to 2010, and from 2007 to 2012 was Chairman of the Shareholder Executive.

Current External Appointments

Philip is a Deputy Chairman of the Takeover Panel, a non-executive director of Severn Trent plc (since March 2014) and Senior Independent Director of UK Financial Investments Limited. Philip is also Chairman of City of London Investment Trust plc (since 2011).

Sir Howard Davies, 64 Non-executive Director, Appointment: October 2010 Committees: Risk (Chair), Audit and Nomination

Relevant Skills and Experience

Sir Howard has a wealth of experience in the financial services industry, across civil service, consultancy, asset management, regulatory and academia.

Current External Appointments

Sir Howard is Chairman of the Phoenix Group, and a Professor at Institut d’Études Politiques (Sciences Po). He is also Chairman of the UK Government’s Airports Commission. He chairs the International Advisory Board of the China Securities Regulatory Commission and is a member of the International Advisory Board of the China Banking Regulatory Commission. In addition, Sir Howard is an independent director of Morgan Stanley Inc and a Director of the National Theatre.

Ann Godbehere FCPA FCGA, 59 Non-executive Director, Appointment: August 2007 Committees: Audit (Chair), Nomination and Risk

Relevant Skills and Experience

Ann began her career in 1976 with Sun Life of Canada, joining Mercantile & General Reinsurance Group in 1981, where she held a number of management roles rising to Senior Vice President and Controller for life and health and property/casualty businesses in North America in 1995. Between 1996 and 2003 Ann held a number of CFO and CEO posts in different businesses within Swiss Re and from 2003 until February 2007, Ann was Chief Financial Officer of the Swiss Re Group. From its nationalisation in 2008 until January 2009, Ann was Interim Chief Financial Officer and Executive Director of Northern Rock. She was also a director of Atrium Underwriting Group Limited and Atrium Underwriters Limited (until March 2014), as well as Arden Holdings Limited (until November 2014).

Current External Appointments

Ann is a non-executive director of British American Tobacco p.l.c., Rio Tinto plc, Rio Tinto Limited, UBS Group AG and UBS AG.

Alexander (Alistair) Johnston CMG FCA, 62 Non-executive Director Appointment: January 2012 Committees: Audit

Relevant Skills and Experience

Alistair was a partner of KPMG from 1986 to 2010. He joined KPMG (then Peat Marwick Mitchell) in 1973 and held a number of senior leadership positions. These included Vice Chairman of UK Financial Services and Head of UK Insurance Practice, International Managing Partner – Global Markets and UK Vice Chairman. Latterly he served as a Global Vice Chairman of KPMG from 2007 to 2010.

Alistair acted as a non-executive director of the Foreign & Commonwealth Office from 2005 to 2010 and chaired the audit committee until 2009.

Current External Appointments

Alistair is a Visiting Professor at Cass Business School, a Trustee of the Design Museum in London and a Trustee of The Royal Academy of Arts.

Kaikhushru Nargolwala FCA, 64 Non-executive Director Appointment: January 2012 Committees: Remuneration and Risk

Relevant Skills and Experience

Kai was the non-executive Chairman of Credit Suisse Asia Pacific until December 2011, having joined Credit Suisse in 2008 as a member of the Executive Board and CEO of the Asia Pacific region. From 1998 to 2007, Kai worked for Standard Chartered PLC where he was a Group Executive Director responsible for Asia Governance and Risk. Prior to that, he spent 19 years at Bank of America and from 1990 was based in Asia as Group Executive Vice President and Head of the Asia Wholesale Banking Group. From 2004 to 2007, he was a non-executive director at Tate & Lyle plc and at Visa International, where he served on the Asia Pacific Board.

Current External Appointments

Kai is a non-executive director and lead independent director of Singapore Telecommunications Limited, a member of the Board of the Casino Regulatory Authority of Singapore, a non-executive director of PSA International Pte. Limited and a director and Chairman of Clifford Capital Pte. Limited. Kai was appointed as a director of Credit Suisse Group AG in April 2013 and became a member of the Singapore Capital Markets Committee of the Monetary Authority of Singapore in January 2014.

Anthony Nightingale CMG SBS JP, 67 Non-executive Director Appointment: June 2013 Committees: Remuneration

Relevant Skills and Experience

Anthony was Managing Director of the Jardine Matheson Group from 2006 to 2012. He joined that Group in 1969 and held a number of senior positions before joining the Board of Jardine Matheson Holdings in 1994. Anthony is now a non-executive director of Jardine Matheson Holdings and of other Jardine Matheson group companies. These include Dairy Farm, Hongkong Land, Jardine Cycle & Carriage, Jardine Strategic and Mandarin Oriental. Anthony is also a commissioner of Astra International.

Current External Appointments

Anthony is a non-executive director of Schindler Holding AG and China Xintiandi Limited. He is a Hong Kong representative to the APEC Business Advisory Council and Chairman of The Hong Kong-APEC Trade Policy Study Group. He is also a member of the Securities and Futures Commission Committee on Real Estate Investment Trusts, a council member of the Employers’ Federation of Hong Kong, a member of the UK-ASEAN Business Council Advisory Panel, a non-official member of the Commission on Strategic Development in Hong Kong and Chairman of the Mission to Seamen in Hong Kong.

Alice Schroeder, 58 Non-executive Director Appointment: June 2013 Committees: Audit

Relevant Skills and Experience

Alice began her career as a qualified accountant at Ernst & Young in 1980 where she worked for 11 years before leaving to join the Financial Accounting Standards Board as a manager. From September 1993 she worked at various investment banks leading teams of analysts specialising in property-casualty insurance before joining Morgan Stanley, where she became a Managing Director in 2001 heading the Global Insurance Equity Research team. In May 2003 Alice became a senior adviser at Morgan Stanley leaving in November 2009. Alice was an independent board member of the Cetera Financial Group until April 2014. She is author of the official biography of Warren Buffett.

Current External Appointments

Alice is CEO of WebTurnerCorp. and a member of the National Association of Corporate Directors and of WomenCorporateDirectors.

Lord Turnbull KCB CVO, 70 Non-executive Director Appointment: May 2006 Committees: Remuneration (Chair), Risk and Nomination

Relevant Skills and Experience

Lord Turnbull entered the House of Lords as a Life Peer in 2005. In 2002 he became Secretary of the Cabinet and Head of the Home Civil Service until he retired in 2005. Prior to that he held a number of positions in the Civil Service, including Permanent Secretary at HM Treasury, Permanent Secretary at the Department of the Environment (later Environment, Transport and the Regions), Private Secretary (Economics) to the Prime Minister and Principal Private Secretary to Margaret Thatcher and then John Major. He joined HM Treasury in 1970. He was formerly Chairman of BH Global Limited until January 2013 and a non-executive director of the Arup Group from 2006 to 2007. He also worked part-time as a Senior Adviser to the London partners of Booz and Co (UK) until February 2011.

Current External Appointments

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

Compensation

Summary of Directors’ remuneration policy

The Company’s Directors’ Remuneration Policy was approved by shareholders at the 2014 AGM. This Policy came into effect following the AGM on 15 May 2014 and will apply for a period of three years unless shareholders approve a revised Policy within that time.

The pages that follow present a summary of the Remuneration Policy.

Remuneration for Executive Directors

	Element	Operation	Opportunity
Fixed Pay	Salary

The Committee reviews salaries annually, considering factors such as:

•    Salary increases for all employees;

•    The performance and experience of the executive;

•    Group or business unit financial performance;

•    Internal relativities; and

•    Economic factors such as inflation

Market data is also reviewed so that salaries remain a competitive range relative to each executive director’s local market.

Annual salary increases for executive directors will normally be in line with the increases for other employees across our business units. However, there is no prescribed maximum annual increase.
Benefits

Executive directors are offered benefits which reflect their individual circumstances and are competitive within their local market, including:

•    Health and wellness benefits;

•    Protection and security benefits;

•    Transport benefits;

•    Family and education benefits;

•    All employee share plans and savings plans; and

•    Relocation and expatriate benefits.

The maximum paid will be the cost to the Company of providing benefits. The cost of benefits may vary from year to year but the Committee is mindful of achieving the best value from providers.
Provision for an income in retirement

Current executives have the option to:

•    Receive payments into a defined contribution scheme, and/ or

•    Take a cash supplement in lieu of contributions.

Jackson’s Defined Contribution Retirement Plan has a guaranteed element (6 per cent of pensionable salary) and additional contributions (up to a further 6 per cent of pensionable salary) based on the profitability of JNL.

Executive directors are entitled to receive pension contributions or a cash supplement (or combination of the two) up to a total of 25 per cent of base salary.

In addition, the Chief Executive, PCA receives statutory contributions into the Mandatory Provident Fund.

Variable pay	Annual bonus

Currently all executive directors participate in the Annual Incentive Plan (AIP).

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

The financial measures used for the annual bonus will typically include profit, cash and capital adequacy. Jackson’s profitability and other key financial measures determine the value of the Jackson Senior Management Bonus Pool.

In specific circumstances, the Committee also has the power to recover all (or part of) bonuses and share awards for a period after they are awarded to executives. These clawback powers apply to the cash and deferred elements of 2015 and subsequent bonuses and to long-term incentive awards made on or after 1 January 2015.

The Chief Executive, M&G has a bonus opportunity of the lower of six times salary or 0.75 per cent of M&G’s IFRS profit. For other executive directors the maximum AIP opportunity is up to 200 per cent of salary. Annual awards are disclosed in the relevant Annual Report on Remuneration.

In addition to the AIP, the President & CEO, JNL receives a ten per cent share of the Jackson Senior Management Bonus Pool.

	Deferred bonus shares	Executive directors are required to defer a percentage (currently 40 per cent) of their total annual bonus into Prudential shares for three years. The release of awards is not subject to any further performance conditions. The Committee has the authority to apply a malus adjustment to all, or a portion of, an outstanding deferred award in specific circumstances. From 2015 and future awards, the Committee also has the power to recover all, or a portion of, amounts already paid in specific circumstances and within a defined timeframe (clawback).	The maximum vesting under this arrangement is 100 per cent of the original deferral plus accrued dividend shares.
Prudential Long Term Incentive Plan (“PLTIP”)

Currently all executive directors participate in the Prudential Long Term Incentive Plan (“PLTIP”). The PLTIP has a three-year performance period. Vesting of outstanding awards is dependent on:

•    Relative TSR (50 per cent of award); and

•    Group IFRS profit (50 per cent of award); or

•    Business unit IFRS profit (50 per cent of award).

The performance measures attached to each award are dependent on the role of the executive and will be disclosed in the relevant Annual Report on Remuneration. The Chief Executive, M&G’s PLTIP awards are subject only to the TSR performance condition as the IFRS profit of M&G is a performance condition under the M&G Executive LTIP.

The Committee has the authority to apply a malus adjustment to all, or a portion of, an outstanding award in specific circumstances. From 2015 and future awards, the Committee also has the power to recover all, or a portion of, amounts already paid in specific circumstances and within a defined timeframe (clawback).

The value of shares awarded under the PLTIP (in any given financial year) may not exceed 550 per cent of the executive’s annual basic salary.

Awards made in a particular year are usually significantly below this limit and are disclosed in the relevant Annual Report on Remuneration. The Committee would consult with major shareholders before increasing award levels during the life of this Policy.

The maximum vesting under the PLTIP is 100 per cent of the original share award plus accrued dividend shares.

M&G Executive LTIP

The Chief Executive, M&G currently receives awards under this plan. He receives an annual award of phantom shares each with a notional starting share price of £1. The phantom share price at vesting is currently determined by M&G’s profitability with profit and investment performance over the three year performance period. Awards are settled in cash.

The Committee has the authority to apply a malus adjustment to all, or a portion of, an outstanding award in specific circumstances.

The Chief Executive, M&G receives an award with an initial value of 300 per cent of salary under this plan. Maximum vesting is 100 per cent of the number of phantom shares originally awarded.

Operation
Share ownership guidelines

The guidelines for share ownership were increased to the following levels in 2013:

•    350 per cent of salary for the Group Chief Executive; and

•    200 per cent of salary for other executive directors.

Executives have five years from the implementation of these increased guidelines (or from the date of their appointment, if later) to build this level of ownership.

The full Policy sets out the Committee’s powers in respect of executive directors joining or leaving the Board, where a change in performance conditions is appropriate or in the case of corporate transactions (such as a takeover, merger or rights issue). The Policy also describes legacy long-term incentive plans under which some executive directors continue to hold awards.

Remuneration for Non-Executive Directors and the Chairman

	Fees	Benefits	Share Ownership Guidelines
Non-executive directors

All non-executive directors receive a basic fee for their duties as a Board member. Additional fees are paid for added responsibilities such as chairmanship and membership of committees or acting as the Senior Independent Director. Fees are paid to non-executives in cash. Fees are reviewed annually by the Board with any changes effective from 1 July.

If, in a particular year, the number of meetings is materially greater than usual, the Company may determine that the provision of additional fees is fair and reasonable.

Travel and expenses for non-executive directors are incurred in the normal course of business, for example in relation to attendance at Board and Committee meetings. The costs associated with these are all met by the Company.

It is expected that non-executive directors will hold shares with a value equivalent to one times the annual basic fee (excluding additional fees for chairmanship and membership of any committees).

Non-executive directors are expected to attain this level of share ownership within three years of their appointment.

Non-executive Chairman

The Chairman receives an annual fee for the performance of their role. On appointment, the fee may be fixed for a specified period of time. Fees will otherwise be reviewed annually with any changes effective from 1 July.

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

In setting the Directors’ Remuneration Policy, the Committee considers a range of factors including:

Conditions elsewhere in company

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

Prudential does not consult with employees when setting the directors’ remuneration policy; Prudential is a global organisation with employees, and agents in multiple business units and geographies. As such, there are practical challenges associated with consulting with employees directly on this matter. As many employees are also shareholders, they will be able to participate in the binding vote on the Directors’ Remuneration Policy.

Shareholder views

The Remuneration Committee and the Company undertake regular consultation with key institutional investors on the remuneration policy and implementation. This engagement is led by the Remuneration Committee Chairman and is an integral part of the Company’s investor relations programme. The Committee is grateful to shareholders for their feedback which is provided and takes this into account when determining executive remuneration.

Annual Report on Remuneration

Remuneration in respect of performance in 2014

Base salary

Executive directors’ salaries were reviewed in 2013 with changes effective from 1 January 2014. When the RemunerationCommittee took these decisions it considered:

•	The salary increases awarded to other employees
•	The performance and experience of each executive;
•	The relative size of each directors’ role; and
•	The performance of the Group.

Salary increases for the wider workforce vary across our business units, reflecting local market conditions; in 2014 salary budgets increased between 2.8 per cent and 6 per cent for the wider workforce.

To provide context for this review, information was also drawn from the following market reference points:

Director	Role	Benchmark(s) used to assess remuneration
John Foley[1]	Group Investment Director	- FTSE 40
Jackie Hunt	Chief Executive, UK & Europe	- FTSE 40 - International Insurance Companies
Michael McLintock	Chief Executive, M&G	- McLagan UK Investment Management Survey - International Insurance Companies
Nic Nicandrou	Chief Financial Officer	- FTSE 40 - International Insurance Companies
Barry Stowe	Chief Executive, PCA	- Towers Watson Asian Insurance Survey
Tidjane Thiam	Group Chief Executive	- FTSE 40 - International Insurance Companies
Mike Wells	President & CEO, JNL	- Towers Watson US Financial Services Survey - LOMA US Insurance Survey

Note

1.	John Foley stepped down from the board on 1 April 2014.

After careful consideration the RemunerationCommittee decided to increase salaries by 3 per cent for all executive directors with the exception of the Chief Financial Officer. Mr Nicandrou’s base salary increase of five per cent was part of a wider change to his remuneration package.

Executive	2013 salary	2014 salary
Pierre-Olivier Bouée[1]	n/a	£630,000
John Foley[2]	£628,300	£648,000
Jackie Hunt	£625,000	£644,000
Michael McLintock	£370,800	£382,000
Nic Nicandrou	£648,900	£682,000
Barry Stowe	HK$ 8,240,000	HK$ 8,490,000
Tidjane Thiam	£1,030,000	£1,061,000
Mike Wells	US$1,081,500	US$ 1,114,000

Notes

1.	Pierre-Olivier Bouée was appointed to the board on 1 April 2014.
2.	John Foley stepped down from the board on 1 April 2014. He remains a member of the Group Executive Committee.

Annual bonus

2014 annual bonus opportunities

Executive directors’ bonus opportunities, the weighting of performance measures for 2014 and the proportion of annual bonuses deferred are set out below:

			Weighting of measures
			Financial measures
Executive	Maximum AIP opportunity (% of salary)	Deferral requirement	Group	Business Unit	Personal objectives
Pierre-Olivier Bouée[1]	160%	40% of total bonus	50%		50%
John Foley[2]	160%	40% of total bonus	50%	-	50%
Jackie Hunt	160%	40% of total bonus	20%	60%	20%
Michael McLintock [3]	600%	40% of total bonus	20%	60%	20%
Nic Nicandrou	175%	40% of total bonus	80%	-	20%
Barry Stowe	160%	40% of total bonus	20%	60%	20%
Tidjane Thiam	200%	40% of total bonus	80%	-	20%
Mike Wells[4]	160%	40% of total bonus	80%	-	20%

Notes

1.	Pierre-Oliver Bouée was appointed to the board on 1 April 2014. The maximum bonus opportunity shown represents his annual opportunity as an executive director – this was pro-rated for the portion of the year for which he was an Executive director. Please see the section on ‘2014 Annual Incentive Plan Payments’ for details.
2.	John Foley stepped down from the board on 1 April 2014. The maximum bonus opportunity shown represents his annual opportunity as an executive director – this was pro-rated for the portion of the year for which he was an Executive director. Please see the section on ‘2014 Annual Incentive Plan Payments’ for details.
3.	Michael McLintock’s annual bonus opportunity in 2014 was the lower of 0.75 per cent of M&G’s IFRS profit and six times annual salary. M&G’s IFRS profit in 2014 was £446 million.
4.	In addition to the AIP, Mike Wells receives a ten per cent share of the Jackson Senior Management Bonus Pool. This is determined by the financial performance of Jackson.

2014 AIP performance measures and achievement

Financial performance

The financial performance measures set for 2014 are shown below. Prior to the start of the year the Committee set stretching performance ranges for each of these measures in line with the Group’s performance targets. The Committee reviewed performance against these ranges at its meeting in February 2015; in all of our key performance metrics the Group’s 2014 results exceeded those achieved in 2013. The Committee also reviewed a report from the Group Chief Risk Officer which confirmed that these results were achieved within the Group’s risk appetite and framework.

The performance measures, and the relative achievement compared to the performance range, is illustrated below. The Board believe that, due to the commercial sensitivity of these targets, disclosing further details may damage the competitive position of the Group.

Notes

1 The weighting of each measure within the Group financial element of the bonuses for all executives excluding the Chief Executive, M&G. In addition, investment performance (measured over a one and three-year period) forms 30 per cent of the Chief Executive, M&G’s annual bonus weighting.

Personal performance

As set out in our Remuneration Policy, a proportion of the annual bonus for each executive director is based on the achievement of personal objectives. These objectives include the executive’s contribution to Group strategy as a member of the Board and specific goals related to their functional and/or business unit role. 2014 objectives were set for each executive prior to the start of the financial year and performance against these objectives was assessed by the Committee at its meeting in February 2015.

2014 Annual Incentive Plan Payments

On the basis of the outstanding performance of the Group and its business units, and the Committee’s assessment of each executive’s personal performance, the Committee determined the following 2014 AIP payments:

				2014 AIP
			Maximum 2014	payment	2014 AIP
Executive	Role	2014 Salary	AIP	(as a percentage of	payment
				maximum)
Pierre-Olivier Bouée[1]	Group Chief Risk Officer	£630,000	160%	99.5%	£752,220
John Foley[2]	Group Investment Director	£648,000	160%	98.5%	£255,312
Jackie Hunt	Chief Executive, UK & Europe	£644,000	160%	98.6%	£1,015,717
Michael McLintock[3]	Chief Executive, M&G	£382,000	600%	100.0%	£2,292,000
Nic Nicandrou	Chief Financial Officer	£682,000	175%	99.4%	£1,186,339
Barry Stowe	Chief Executive, PCA	HK$ 8,490,000	160%	98.4%	HK$ 13,370,052
Tidjane Thiam	Group Chief Executive	£1,061,000	200%	100.0%	£2,122,000
Mike Wells[4]	President & CEO, JNL	$1,114,000	160%	99.8%	$1,778,835

Notes

1	Pierre-Olivier Bouée was appointed to the board on 1 April 2014. The bonus shown above was paid in respect of his services as an Executive director.
2	John Foley stepped down from the board on 1 April 2014. The bonus shown above was paid in respect of his services as an Executive director. Please see the ‘Payments to past directors’ section for details.
3	Michael McLintock’s annual bonus opportunity in 2014 was the lower of 0.75 per cent of M&G’s IFRS profit and six times annual salary. M&G’s IFRS profit in 2014 was £446 million.
4	In addition to the AIP Mike Wells also received 10 per cent of the JNL senior management bonus pool. His total bonus including his AIP and JNL Senior Management award is US$7,163,061.

2014 Jackson bonus pool

In 2014 the Jackson bonus pool was determined by Jackson’s profitability, capital adequacy, remittances to Group, in-force experience and credit rating. Across all of these measures Jackson delivered excellent performance and exceeded prior year performance. As a result of this performance the Committee determined that Mike Wells’ share of the bonus pool would be US$5,384,226.

Long Term Incentive Plans with performance periods ending on 31 December 2014

Our long-term incentive plans have stretching performance conditions which are aligned to the strategic priorities of the Group. In deciding the portion of the awards to be released, the Committee considered actual financial results against these performance targets. The Committee also reviewed underlying Company performance to ensure vesting levels were appropriate. The Remuneration Policy Report contains further details of the design of Prudential’s long-term incentive plans. Further details may also be found in note B3.2 to the consolidated financial statements in item 18. in the ‘long-term incentives awarded in 2014’ section of this report.

Group Performance Share Plan (GPSP) and UK BUPP awards

In 2012, all executive directors were made awards under the GPSP. The line chart below compares Prudential’s TSR during the performance period (1 January 2012 to 31 December 2014) with that of the peer group index TSR. Identical performance conditions apply to the PLTIP award made to Jackie Hunt on her recruitment which replaced a 2012 award made by her previous employer. As a result of Prudential’s excellent TSR performance, which was in excess of 120 per cent of the index, these awards will be released in full:

Total Shareholder Return

Notes

1.	Companies in the peer group for the 2012 GPSP and UK BUPP awards are:

Aegon, Allianz, Aviva, Axa, Generali, ING, Legal & General, Manulife, Old Mutual and Standard Life

2. A 2012 UK BUPP award was made to Rob Devey subject to identical performance conditions. This will be pro-rated for time employed as detailed in the 2013 Annual Report.

Asia BUPP

In 2012 Barry Stowe received an award under the Asia BUPP. This award vests based on new business profit, IFRS profit and cash remittances of the Asian business. The chart below illustrates the achievement against performance ranges for the 2012 Asia BUPP award:

M&G Executive Long-Term Incentive Plan

The phantom share price at vesting for the 2012 M&G Executive Long-Term Incentive award is determined by the increase or decrease in M&G’s profitability over the three-year performance period with adjustments for the investment performance of its funds. M&G performance and the resulting phantom share price for Michael McLintock are shown below:

Award	3 year profit growth of M&G	3 year investment performance	2014 Phantom share price

2012 M&G Executive LTIP	62%	Second quartile	£2.07

Jackson BUPP

Mike Wells received an award under the Jackson BUPP in 2012. The Jackson BUPP award vests subject to Shareholder Capital Value (SCV) growth over the performance period. This performance measure is an estimation of the shareholder value created by the Jackson business over the period. As a result of excellent SCV growth of 20.5 per cent per annum over the performance period this award will vest in full:

The value generated for shareholders through share price growth and dividends paid over the last three years is reflected in the value of 2014 LTIP releases, as illustrated in the chart below.

Value of LTIP Releases

Pension entitlements

Pension provisions in 2014 were:

Executive	2014 pension arrangement	Life assurance provision
Barry Stowe	Pension supplement in lieu of pension of 25 per cent of salary and a HK$33,500 payment to the Hong Kong Mandatory Provident Fund.	Four times salary
Mike Wells	Matching contributions of 6 per cent of base salary capped at US$260,000. An annual profit sharing contribution equivalent to 6 per cent of pensionable salary was made in 2014.	Two times salary
Pierre-Olivier Bouée	Contributions into the defined contribution pension scheme and a cash supplement with a total value of 25 per cent of salary.	Up to four times salary plus a dependants’ pension.
All other UK-based executives	Pension supplement in lieu of pension of 25 per cent of salary	Up to four times salary plus a dependants’ pension.

Michael McLintock previously participated in a contributory defined benefit scheme which was open at the time he joined the Company. The scheme provided a target pension of two thirds of final pensionable earnings on retirement for an employee with 30 years or more potential service who remained in service to Normal Retirement Date, he is now a deferred member of the scheme. Mr McLintock’s Normal Retirement Date under the scheme is age 60, should he claim his deferred pension before this age it will be subject to an actuarial reduction. There are no additional benefits payable should Mr McLintock retire early.

At the end of 2014 the transfer value of this entitlement was £1,364,404. This equates to an annual pension of £58,990 which will increase broadly in line with inflation in the period before Mr McLintock’s retirement.

During the portion of the year he served as an executive director, John Foley received contributions into the defined contribution scheme and a cash supplement with a total value of 25 per cent of salary

Table of 2014 executive director total remuneration ‘The Single Figure’

£000’s				Of which:
	2014 salary	2014 taxable benefits*	2014 total bonus	Amount paid in cash	Amount deferred into Prudential shares	2014 LTIP releases†	2014 pension benefits‡	Total 2014 remuneration “The Single Figure”§
Pierre-Olivier Bouee[1]	473	75	752	451	301	743	118	2,161
John Foley[2]	162	24	255	153	102	3,147	41	3,629
Jackie Hunt	644	163	1,016	610	406	1,420	161	3,404
Michael McLintock	382	94	2,292	1,375	917	2,715	96	5,579
Nic Nicandrou	682	96	1,186	712	474	2,925	171	5,060
Barry Stowe[3]	665	710	1,046	628	418	2,929	169	5,519
Tidjane Thiam	1,061	132	2,122	1,273	849	8,254	265	11,834
Mike Wells[4]	676	58	4,348	2,609	1,739	6,292	19	11,393
Total	4,745	1,352	13,017	7,811	5,206	28,425	1,040	48,579

*	Benefits include (where provided) the cost of providing the use of a car and driver, medical insurance, security arrangements and relocation/expatriate benefits.
†	In line with the regulations, the estimated value of LTIP releases has been calculated based on the average share price over the last three months of 2014. The actual value of LTIPs, based on the share price on the date awards are released, will be shown in the 2015 report.
‡	2014 pension benefits include cash supplements for pension purposes, and contributions into DC schemes as outlined on the previous page.
§	Each remuneration element is rounded to the nearest £1,000 and totals are the sum of these rounded figures. Total Remuneration is calculated using the methodology prescribed by Schedule 8 of the Companies Act.

Notes

1	Pierre-Olivier Bouée was appointed to the board on 1 April 2014. The remuneration above was paid in respect of his service as an executive director.
2	John Foley stepped down from the board on 1 April 2014. The remuneration above was paid in respect of his service as an executive director.
3	Barry Stowe’s 2014 benefits relate primarily to his expatriate status, including costs of £217,393 for housing, £18,272 for children’s education, £76,319 for home leave and a £340,473 Executive Director Location Allowance.
4	Mike Wells’ bonus figure excludes a contribution of £9,469 from a profit sharing plan which has been made into a 401(k) retirement plan. This is included under 2014 pension benefits.

Table of 2013 executive director total remuneration “The Single Figure”

				Of which:
£000’s	2013 salary	2013 taxable benefits*	2013 total bonus	Amount paid in cash	Amount deferred into Prudential shares	2013 LTIP releases†	2013 pension benefits‡	Other payments	Total 2013 remuneration “The Single Figure”§
John Foley	628	118	1,004	602	402	2,133	157	-	4,040
Jackie Hunt[1]	199	224	935	561	374	1,355	50	801	3,564
Michael McLintock	371	92	2,225	1,335	890	3,710	93	-	6,491
Nic Nicandrou	649	92	1,124	674	450	2,133	162	-	4,160
Barry Stowe[2]	679	624	1,037	622	415	2,447	172	-	4,959
Tidjane Thiam	1,030	123	2,056	1,234	822	5,235	258	-	8,702
Mike Wells[3]	691	58	3,415	2,049	1,366	7,699	20	-	11,883
Total	4,247	1,331	11,796	7,077	4,719	24,712	912	801	43,799

*	Benefits include (where provided) the cost of providing the use of a car and driver, medical insurance, security arrangements and relocation/expatriate benefits.

†	In line with the regulations, the value of LTIP releases has been re-calculated based on the actual value of LTIPs, based on the share price on the date awards were released.
‡	2013 pension benefits include cash supplements for pension purposes, and contributions into DC schemes as outlined in the 2013 report.
§	Each remuneration element is rounded to the nearest £1,000 and totals are the sum of these rounded figures. Total Remuneration is calculated using the methodology prescribed by Schedule 8 of the Companies Act.

Notes

1	Jackie Hunt joined the Company on 5 September 2013. Her benefits included a one-off relocation payment of £188,679 to cover additional expenses such as stamp duty and estate agent fees. She also received an ‘Other Payment’ in 2013 (of £801,000) consisting of a cash payment in respect of shares forfeited when leaving Standard Life, the net value of which was used to purchase Prudential shares.
2	Barry Stowe’s benefits relate primarily to his expatriate status, including costs of £224,612 for housing, £35,230 for children’s education, £70,452 for home leave and a £252,142 Executive Director Location Allowance.
3	Mike Wells’ bonus figure excludes a contribution of £9,779 from a profit sharing plan which has been made into a 401(k) retirement plan. This is included under 2013 pension benefits.

Performance graph and table

The chart below illustrates the TSR performance of Prudential, the FTSE 100 and International Insurers over the past six years. The information in the table below shows the total remuneration for the Group Chief Executive over the period:

£000	2009	2009	2010	2011	2012	2013	2014
Group Chief Executive	Mark Tucker	Tidjane Thiam	Tidjane Thiam	Tidjane Thiam	Tidjane Thiam	Tidjane Thiam	Tidjane Thiam
Salary, pension and benefits	1,013	286	1,189	1,241	1,373	1,411	1,458
Annual bonus payment	841	354	1,570	1,570	2,000	2,056	2,122
(As % of maximum)	(92%)	(90%)	(97%)	(97%)	(100%)	(99.8%)	(100%)
Long-term incentive vesting	1,575	-	2,534	2,528	6,160	5,235	8,254
(As % of maximum)	(100%)	-	(100%)	(100%)	(100%)	(100%)	(100%)
Other payments	308	-	-	-	-	-	-
Group Chief Executive Single figure of total remuneration	3,737	640	5,293	5,339	9,533	8,702	11,834

Notes

1	Mark Tucker left the Company on 30 September 2009. Tidjane Thiam became Group Chief Executive on 1 October 2009. The figures shown for Tidjane Thiam’s remuneration in 2009 relate only to his service as Group Chief Executive.

Relative importance of spend on pay

The table below sets out the amounts paid in respect of 2013 and 2014 on all employee pay and dividends:

	2013	2014	Percentage change
All employee pay (£m)[1]	1,562	1,543	-1.2%
Dividends (£m)	859	945	+10.0%

Note

1	All employee pay as taken from note B3.1 to the financial statements.

Percentage change in remuneration

The table below sets out how the change in remuneration for the Group Chief Executive between 2013 and 2014 compared to a wider employee comparator group:

	Salary	Benefits	Bonus
Group Chief Executive	3.0%	7.3%	3.2%
All UK employees	3.1%	10.4%	11.2%

The employee comparator group used for the purpose of this analysis is all UK employees. This includes employees in the UK Insurance Operations business, M&G and Group Head Office and reflects the average change in pay for employees employed in both 2013 and 2014. The salary increase includes uplifts made through the annual salary review as well as any additional changes in the year, for example promotions or role changes.

The UK work force has been chosen as the most appropriate comparator group as it reflects the economic environment for the location in which the Group Chief Executive is employed.

Long-term incentives awarded in 2014

2014 share-based long-term incentive awards

The table below shows the awards made to executive directors in 2014 under share based long-term incentive plans and the performance conditions attached to these awards:

				Percentage of
				award released		Weighting of performance
		Face value	Face value	for achieving	End of	conditions
		of award	of award*	threshold	performance	Group TSR	IFRS Profit
Executive	Role	(% of salary)	£s	targets†	period		Group	Asia	US	UK
Pierre-Olivier Bouée[1]	Group Chief Risk Officer	250%	1,574,992	25%	31-Dec-16	50%	50%
Jackie Hunt	Chief Executive, UK & Europe	225%	1,449,000	25%	31-Dec-16	50%				50%
Michael McLintock[2]	Chief Executive, M&G	150%	572,993	25%	31-Dec-16	100%
Nic Nicandrou	Chief Financial Officer	250%	1,704,990	25%	31-Dec-16	50%	50%
Barry Stowe	Chief Executive, PCA	225%	1,478,933	25%	31-Dec-16	50%		50%
Tidjane Thiam	Group Chief Executive	400%	4,243,999	25%	31-Dec-16	50%	50%
Mike Wells	President & CEO, JNL	460%	3,077,728	25%	31-Dec-16	50%			50%

Notes:

*	Awards for executive directors are calculated based on the average share price over the three dealing days prior to the awards being granted (1 April 2014).
†	The percentage of award released for achieving maximum targets is 100 per cent.

1	Pierre-Olivier Bouée was appointed to the board on 1 April 2014. The table above shows his entire 2014 award.
2	The awards made under the PLTIP to the Chief Executive, M&G are subject only to the TSR performance condition. The IFRS profit of M&G is a performance condition under the M&G Executive LTIP.
3	John Foley received an LTIP award equivalent to 250% of base salary on 1 April 2014.

Group TSR performance will be measured on a ranked basis. 25 per cent of the award will vest for TSR at the median of the peer group increasing to full vesting for performance at the upper quartile. The peer group for 2014 awards is:

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

2014 cash long-term incentive awards

In addition to his PLTIP award Michael McLintock receives an annual award under the M&G Executive LTIP. In 2014 he received the following award:

Executive	Role	Face value of award (% of salary)	Face value of award £s	Percentage of award released for achieving threshold targets	End of performance period
Michael McLintock	Chief Executive, M&G	300%	1,146,000	See note	31 Dec 16

Note

The value of the award on vesting will be based on the profitability and investment performance of M&G over the performance period as described in the directors’ remuneration policy.

Non-executive director remuneration in 2014

Chairman’s fees

The annual fee paid to the Chairman, Paul Manduca, remained unchanged at £600,000 during 2014.

Mr Manduca’s fee was has been fixed since his appointment as Chairman in July 2012. On his appointment, Mr Manduca agreed that Prudential would be his principal focus but his actual time commitment has been significantly higher than we anticipated at the time. The Committee has decided to increase the Chairman’s fee from £600,000 to £700,000 with effect from 1 July 2015 to recognise the increased demands of the role. This fee will next be reviewed in 2016.

Non-executive director fees

An increase of just under 3 per cent was made to the basic non-executive director fee with effect from 1 July 2014. There were no changes made to the fees for Committee Chairmanship/Membership. The revised fees are shown below:

Annual Fees	From 1 July 2013 (£)	From 1 July 2014 (£)
Basic fee	90,000	92,500
Additional fees:
Audit Committee Chairman	70,000	70,000
Audit Committee member	25,000	25,000
Remuneration Committee Chairman	60,000	60,000
Remuneration Committee member	25,000	25,000
Risk Committee Chairman	65,000	65,000
Risk Committee member	25,000	25,000
Nomination Committee member	10,000	10,000
Senior Independent Director	50,000	50,000

Note

1	If, in a particular year, the number of meetings is materially greater than usual, the Company may determine that the provision of additional fees is fair and reasonable.

The resulting fees paid to non-executives are:

£000s	2014 fees	2013 fees	2014 taxable benefits*	2013 benefits*	Total 2014 remuneration: “The Single Figure”†	Total 2013 remuneration: “The Single Figure”†
Chairman
Paul Manduca	600	600	114	129	714	729
Non-executive directors
Howard Davies	191	181	-	-	191	181
Ann Godbehere	196	189	-	-	196	189
Alistair Johnston	116	114	-	-	116	114
Kai Nargolwala	141	139	-	-	141	139
Anthony Nightingale	116	67	-	-	116	67
Philip Remnant	201	194	-	-	201	194
Alice Schroeder	116	64	-	-	116	64
Lord Turnbull	186	174	-	-	186	174
Total	1,863	1,722	114	129	1,977	1,851

*	Benefits include the cost of providing the use of a car and driver, medical insurance and security arrangements.
†	Each remuneration element is rounded to the nearest £1,000 and totals are the sum of these rounded figures. Total Remuneration is calculated using the methodology prescribed by Schedule 8 of the Companies Act. The Chairman and non-executive directors are not entitled to participate in annual bonus plans or long-term incentive plans.

Statement of directors’ shareholdings

The shareholding requirements and share ownership guidelines are outlined below:

	Articles of Association			Share ownership guideline
	Number of shares	Period to meet the requirement[1]	Where applicable, requirement met?	Number of shares as a percentage of salary/fee	Period to meet the guideline[2]	Where applicable, requirement met?
Group Chief Executive	2,500	1 year	✓	350%	5 years	✓
Other executive directors	2,500	1 year	✓	200%	5 years	✓
Chairman	2,500	1 year	✓	100%	5 years	✓
Non-executive directors	2,500	1 year	✓	100%	3 years	✓

Notes

1.	Holding requirement of the Articles of Association (2,500 ordinary shares) must be obtained within one year of appointment to the Board.
2.	The increased guidelines for executive directors were introduced with effect from 1 January 2013. Executive directors have 5 years from this date (or date of joining if later) to reach the enhanced guideline. The guideline for non-executive directors was introduced on 1 July 2011. Non-executive directors have 3 years from this date (or date of joining if later) to reach the guideline.

The interests of directors in ordinary shares of the Company are set out below. ‘Beneficial interest’ includes shares owned outright, shares acquired under the Share Incentive Plan and deferred annual incentive awards, detailed in the ‘Supplementary information’ section. It is only these shares that count towards the share ownership guidelines.

	01 Jan 2014	31 Dec 2014				16 March 2015
	Total beneficial interest (number of shares)	Total beneficial interest (number of shares)	Beneficial interest as a percentage of salary/basic fee*	Number of shares subject to performance conditions†	Total interest in shares	Total beneficial interest (number of shares)	Approximate Percentage of Ordinary Shares
Chairman
Paul Manduca	42,500	42,500	106%	-	42,500	42,500	0.0017
Executive directors
Pierre-Olivier Bouée[1]	n/a	81,630	193%	200,418	282,048	81,665	0.0032
John Foley [2]	240,047	n/a	n/a	n/a	n/a	n/a	n/a
Jackie Hunt	36,360	86,788	201%	326,125	412,913	86,824	0.0034
Michael McLintock	453,820	443,744	1733%	138,253	581,997	443,779	0.0173
Nic Nicandrou	302,885	289,809	634%	440,303	730,112	289,845	0.0113
Barry Stowe[3]	407,588	284,288	624%	437,374	721,662	284,288	0.0111
Tidjane Thiam	892,684	690,867	972%	1,198,437	1,889,304	690,902	0.0270
Mike Wells[4]	407,888	445,580	979%	910,936	1,356,516	445,580	0.0174
Non executive directors
Howard Davies	8,316	8,521	137%	-	8,521	8,521	0.0003
Ann Godbehere	15,914	15,914	257%	-	15,914	15,914	0.0006
Alistair Johnston	10,000	10,000	161%	-	10,000	10,000	0.0004
Kaikhushru Nargolwala	50,000	50,000	806%	-	50,000	50,000	0.0019
Anthony Nightingale	15,000	30,000	484%	-	30,000	30,000	0.0012
Philip Remnant	4,709	5,816	94%	-	5,816	5,816	0.0002
Alice Schroeder[5]	2,000	2,500	40%	-	2,500	2,500	0.0001
Lord Turnbull	16,624	16,624	268%	-	16,624	16,624	0.0006

* Based on the closing share price on 31 December 2014 (£14.92)

† Further information on share awards subject to performance conditions are detailed in the ‘share-based long-term incentive awards’ section of the Supplementary information.

The Company and its directors, chief executives and shareholders have been granted a partial exemption from the disclosure requirements under part XV of the SFO. As a result of this exemption, directors, chief executives and shareholders do not have an obligation under the SFO to notify the Company of shareholding interests, and the Company is not required to maintain a register of directors’ and chief executives’ interests under section 352 of the SFO, nor a register of interests of substantial shareholders under section 336 of the SFO. The company is, however, required to file with the Hong Kong Stock Exchange any disclosure of interests notified to it in the United Kingdom.

Notes

1	Pierre-Olivier Bouée was appointed to the Board on 1 April 2014.
2	John Foley stepped down from the Board on 1 April 2014.
3	For the 1 January 2014 figure Barry Stowe’s beneficial interest in shares is made up of 203,794 ADRs (representing 407,588 ordinary shares), (8,513.73 of these ADRs are held within an investment account which secures premium financing for a life assurance policy). For the 31 December 2014 figure the beneficial interest in shares is made up of 142,144 ADRs (representing 284,288 ordinary shares).
4	For the 1 January 2014 figure Mike Wells’ beneficial interest in shares is made up of 203,944 ADRs (representing 407,888 ordinary shares). For the 31 December 2014 figure his beneficial interest in shares is made up of 222,790 ADRs (representing 445,580 ordinary shares).
5	For the 1 January 2014 figure Alice Schroeder’s beneficial interest in shares is made up of 1,000 ADRs (representing 2,000 ordinary shares). For the 31 December 2014 figure her beneficial interest in shares is made up of 1,250 ADRs (representing 2,500 ordinary shares).

Outstanding share options

The following table sets out the share options held by the directors in the UK Savings-Related Share Option Scheme (SAYE) as at the end of the period. No other directors held shares in any other option scheme.

				Exercise period		Number of options
	Date of grant	Exercise price (pence)	Market price at 31 Dec 2014 (pence)	Beginning	End	Beginning of period	Granted	Exercised	Cancelled	Forfeited	Lapsed	End of period
Pierre-Olivier Bouée	23 Sep 14	1155	1492	1 Dec 17	31 May 18		1,558	-	-	-	-	1,558
Jackie Hunt	23 Sep 14	1155	1492	1 Dec 17	31 May 18		1,558	-	-	-	-	1,558
Michael McLintock	23 Sep 14	1155	1492	1 Dec 19	31 May 20		2,622	-	-	-	-	2,622
Nic Nicandrou	16 Sep 11	466	1492	1 Dec 16	31 May 17	3,268	-	-	-	-	-	3,268
Nic Nicandrou	23 Sep 14	1155	1492	1 Dec 19	31 May 20		1,311	-	-	-	-	1,311
Tidjane Thiam	16 Sep 11	466	1492	1 Dec 14	29 May 15	965	-	-	-	-	-	965
Tidjane Thiam	20 Sep 13	901	1492	1 Dec 16	31 May 17	499	-	-	-	-	-	499
Tidjane Thiam	23 Sep 14	1155	1492	1 Dec 17	31 May 18		1,168	-	-	-	-	1,168

Notes

1	No gain was made by directors in 2014 on the exercise of SAYE options.
2	No price was paid for the award of any option.
3	The highest and lowest closing share prices during 2014 were 1552.5 pence and 1204 pence respectively.
4	All exercise prices are shown to the nearest pence.
5	John Foley participated in this plan during his time as an executive director.

Directors’ terms of employment

Executive directors’ service contracts

The Remuneration Policy Report contains further details of the terms included in executive director service contracts. Details of the service contracts of each executive director are outlined below:

Executive director	Date of contract	Notice period to the Company	Notice period from the Company
Pierre-Olivier Bouée	6 August 2013	12 months	12 months
John Foley[1]	8 December 2010	12 months	12 months
Jackie Hunt	25 April 2013	12 months	12 months
Michael McLintock	21 November 2001	6 months	12 months
Nic Nicandrou	26 April 2009	12 months	12 months
Barry Stowe	18 October 2006	12 months	12 months
Tidjane Thiam	20 September 2007	12 months	12 months
Mike Wells[2]	15 October 2010	12 months	12 months

Notes

1	John Foley stepped down from the board on 1 April 2014.
2	The contract for Mike Wells is a renewable one year fixed term contract. The contract is renewable automatically upon the same terms and conditions unless the Company or the director gives at least 90 days’ notice prior to the end of the relevant term.

The normal notice of termination that the Company is required to give executive directors is 12 months. Accordingly, in normal circumstances, a director whose contract is terminated would be entitled to one year’s salary and benefits in respect of their notice period. Additionally, outstanding awards under annual and long-term incentive plans may vest depending on the circumstances and according to the rules of the plans. When considering the termination of any service contract, the Remuneration Committee will have regard to the specific circumstances of each case, including the director’s obligation to mitigate his loss. Payments are phased over the notice period.

Letters of appointment of the Chairman and non-executive directors

The Remuneration Policy Report contains further details on non-executive directors’ letters of appointment. Details of their individual appointments are outlined below:

Non-executive director/Chairman	Appointment by the Board	Initial election by shareholders at AGM	Notice period	Expiration of current term of appointment
Chairman
Paul Manduca	15 October 2010	AGM 2011	12 months	AGM 2018
Non-executive director
Howard Davies	15 October 2010	AGM 2011	6 months	AGM 2017
Ann Godbehere[1]	02 August 2007	AGM 2008	6 months	AGM 2015
Alistair Johnston	01 January 2012	AGM 2012	6 months	AGM 2015
Kaikhushru Nargolwala	01 January 2012	AGM 2012	6 months	AGM 2015
Anthony Nightingale	01 June 2013	AGM 2014	6 months	AGM 2017
Philip Remnant	01 January 2013	AGM 2013	6 months	AGM 2016
Alice Schroeder	10 June 2013	AGM 2014	6 months	AGM 2017
Lord Turnbull	18 May 2006	AGM 2006	6 months	AGM 2015
1.	Ann Godbehere was reappointed in 2014 for one year. The Board will consider a further renewal term in May 2015.

Non-executive directors’ letters of appointment

Non-executive directors do not have service contracts but are appointed pursuant to letters of appointment with notice periods of six months without liability for compensation. Under the terms of their letters of appointment, continuation of the non-executive directors’ appointment is contingent on satisfactory performance and re-election by shareholders. Non-executive directors are typically expected to serve two three year terms from the date of their election by shareholders. Thereafter, the Board may invite the Director to serve for an additional period.

External appointments

Subject to the Group Chief Executive’s or the Chairman’s approval, executive directors are able to accept external appointments as non-executive directors of other organisations. Fees payable are retained by the executive directors. During 2014:

•	Jackie Hunt received £59,500 as a non-executive director for another organisation;
•	Michael McLintock received £65,000 as a trustee and non-executive director of another organisation; and
•	Tidjane Thiam received £22,285 as a non-executive director for another organisation. This sum included deferred stock units.

Other directors served on the boards of educational, development, charitable and cultural organisations without receiving a fee for these services.

Recruitment arrangements

Pierre-Olivier Bouée

Pierre-Olivier Bouée was appointed to the Prudential Board on 1 April 2014 in his role as Group Chief Risk Officer. He did not receive any recruitment payments on joining the board. His outstanding share awards under deferred bonus plans and long-term incentives awarded before his appointment to the board will continue to vest on the normal timescale and subject to the original performance conditions.

Payments to past directors

Rob Devey

Rob Devey’s employment in the Group ended on 31 October 2013. The 2013 directors’ remuneration report provided details of the remuneration arrangements that would apply to Rob Devey after his resignation. These arrangements were implemented as intended by the Committee. In line with his contractual entitlements, Mr Devey was entitled to receive a payment in lieu of salary and pension allowance for the period 1 November 2013 to 25 April 2014. This entitlement was subject to mitigation if Mr Devey commenced other employment during this period, which he did on 15 April 2014. As a result the total amount paid in 2014 was £236,809. Medical and life assurance cover was provided until 25 April 2014.

As set out in the section on ‘Remuneration in respect of performance in 2014’, the performance conditions attached to Rob Devey’s 2012 GPSP and UK BUPP awards were met in full and 100% of these awards will be released in 2015. These awards were prorated based on the time Mr Devey was employed by Prudential as a proportion of the performance periods (22 of 36 months).

John Foley

On stepping down from the Board, John Foley received no loss of office payment and his outstanding share awards under deferred bonus plans and long-term incentives will continue to vest on the normal timescale and subject to the original performance conditions.

Other directors

A number of former directors receive retiree medical benefits for themselves and their partner (where applicable). This is consistent with other senior members of staff employed at the same time. A de minimis threshold of £10,000 has been set by the Committee; any payments or benefits provided to a past director under this amount will not be reported.

Statement of implementation in 2015

Executive directors’ salaries were reviewed in 2014 with changes effective from 1 January 2015. When the Committee took these decisions, it considered the salary increases awarded to other employees in 2014 and the expected increases in 2015. The Committee also took account of the performance and experience of each executive, and the relative size of each directors’ role, as well as the performance of the Group. The external markets used to provide context to the Committee were identical to those used for 2014 salaries.

•	The 2015 salary increase for the Chief Executive, PCA was 5 per cent, all other executive directors received a 3 per cent increase. These uplifts are in line with 2015 salary increase budgets for other employees across our business units (2.5 per cent to 5 per cent). 2015 salaries are set out in the ‘Our executive remuneration at a glance’ section.
•	Changes were made to the maximum opportunities under the annual incentive plan and long-term incentive awards for two executive directors - Chief Executive, PCA and Chief Executive, UK & Europe; there were no changes to the maximum opportunities for the other executive directors
•	Chief Executive, PCA; increase in maximum AIP and LTIP awards to 180% and 250% of salary respectively. This reflects the importance of PCA’s 2017 strategic initiatives which are crucial to the achievement of Group wide objectives. The incumbent has also demonstrated considerable personal performance and contribution to the Group.
•	Chief Executive, UK & Europe; increase in maximum AIP and LTIP awards to 175% and 250% of salary respectively. The scope of the incumbent’s role has increased due to the Group’s expansion into Africa. Additionally, to reflect the ambition of the UK & Europe business as it relates to the Group’s growth and cash ambitions. The incumbent has also demonstrated considerable personal performance and contribution to the Group.
•	In making these adjustments, the Remuneration Committee was mindful to ensure that the majority of the additional opportunity be provided through long-term incentive awards, so that the full value is only realised over the long term and subject to the achievement of stretching performance conditions. Major shareholders were consulted on this change prior to implementation.
•	In preparation for the implementation of Solvency II, part of executive directors’ 2015 bonuses will be determined by the achievement of economic capital targets. The performance measures attached to long-term incentive awards remain unchanged from those set out in the ‘Remuneration in respect of 2014’ section of this report.
•	From 1 January 2015, the Committee has, at its discretion, the power to recover all (or part of) bonuses and share awards for a period after they are received by executives. These clawback provisions complement the Committee’s existing malus powers which enable unvested share awards to be reduced or cancelled in specific circumstances.

SUPPLEMENTARY INFORMATION

Directors’ outstanding long-term incentive awards

Share-based long-term incentive awards

	Plan name	Year of award	Conditional share awards outstanding at 1 Jan 2014	Conditional awards in 2014	Market price at date of award	Dividend equivalents on vested shares	Rights exercised in 2014	Rights lapsed in 2014	Conditional share awards outstanding at 31 Dec 2014	Date of end of performance period
			(Number of shares)	(Number of shares)	(pence)	(Number of shares released) (note 2)			(Number of shares)
Pierre-Olivier Bouée	GPSP	2011	48,517		733.5	4,971	48,517		-	31-Dec-13
	GPSP	2012	47,079		678				47,079	31-Dec-14
	PLTIP	2013	31,057		1203				31,057	31-Dec-15
	PLTIP	2014		122,282	1317				122,282	31-Dec-16
			126,653	122,282		4,971	48,517		200,418
Jackie Hunt	PLTIP	2013	106,805		1176		106,805		-	31-Dec-13
	PLTIP	2013	95,585		1176				95,585	31-Dec-14
	GPSP	2013	118,040		1176				118,040	31-Dec-15
	PLTIP	2014		112,500	1317				112,500	31-Dec-16
			320,430	112,500			106,805		326,125
Michael McLintock	GPSP	2011	48,517		733.5	4,971	48,517		-	31-Dec-13
	GPSP	2012	47,079		678				47,079	31-Dec-14
	PLTIP	2013	46,687		1203				46,687	31-Dec-15
	PLTIP	2014		44,487	1317				44,487	31-Dec-16
			142,283	44,487		4,971	48,517		138,253
Nic Nicandrou	GPSP	2011	152,484		733.5	15,633	152,484		-	31-Dec-13
	GPSP	2012	185,374		678				185,374	31-Dec-14
	PLTIP	2013	122,554		1203				122,554	31-Dec-15
	PLTIP	2014		132,375	1317				132,375	31-Dec-16
			460,412	132,375		15,633	152,484		440,303
Barry Stowe [1]	GPSP	2011	88,270		733.5	9,106	88,270		-	31-Dec-13
	BUPP	2011	88,270		733.5	8,932	86,584	1,686	-	31-Dec-13
	GPSP	2012	95,642		678				95,642	31-Dec-14
	BUPP	2012	95,642		678				95,642	31-Dec-14
	PLTIP	2013	131,266		1203				131,266	31-Dec-15
	PLTIP	2014		114,824	1317				114,824	31-Dec-16
			499,090	114,824		18,038	174,854	1,686	437,374
Tidjane Thiam	GPSP	2011	374,279		733.5	38,374	374,279		-	31-Dec-13
	GPSP	2012	523,103		678				523,103	31-Dec-14
	PLTIP	2013	345,831		1203				345,831	31-Dec-15
	PLTIP	2014		329,503	1317				329,503	31-Dec-16
			1,243,213	329,503		38,374	374,279		1,198,437
Mike Wells (1,3)	JNL PSP	2010	141,000		568.5		113,890		-	31-Dec-13
	GPSP	2011	197,648		733.5	20,400	197,648		-	31-Dec-13
	BUPP	2011	197,648		733.5	20,400	197,648		-	31-Dec-13
	GPSP	2012	199,256		678				199,256	31-Dec-14
	BUPP	2012	199,256		678				199,256	31-Dec-14
	PLTIP	2013	273,470		1203				273,470	31-Dec-15
	PLTIP	2014		238,954	1317				238,954	31-Dec-16
			1,208,278	238,954		40,800	509,186		910,936
Notes

1	The awards for Barry Stowe and Mike Wells were made in ADRs (1 ADR = 2 Prudential plc shares). The figures in the table are represented in terms of Prudential plc shares.

2	In 2010 a scrip dividend equivalent and in 2011, 2012 and 2013 a DRIP dividend equivalent were accumulated on these awards.
3	The table above reflects the maximum number of shares (150 per cent of the original number awarded) which may be released to Mike Wells under the JNL Performance Share Plan. This maximum number of shares may be released if stretch performance targets are achieved.

Business-specific cash-based long-term incentive plans

Details of all outstanding awards under cash-based long-term incentive plans are set out in the table below. The performance period for all M&G Executive LTIP awards is three years:

	Year of initial award	Face value of conditional share awards outstanding at 1 January 2014 £000	Conditionally awarded in 2014 £000	Payments made in 2014 £000	Face value of conditional share awards outstanding at 31 December 2014 £000	Date of end of performance period
Michael McLintock
M&G Executive LTIP	2011	1,318		3,032	-	31-Dec-13
M&G Executive LTIP	2012	953			953	31-Dec-14
M&G Executive LTIP	2013	1,112			1,112	31-Dec-15
M&G Executive LTIP	2014		1,146		1,146	31-Dec-16
Total payments made in 2014				3,032
Mike Wells
JNL LTIP	2010	906		634	-	31-Dec-13
Total payments made in 2014				634

Note

Under the M&G Executive LTIP, the value of each unit at award is £1. The value of units changes based on M&G’s profit growth and investment performance over the performance period. For the 2011 award of 1,318,148 units, the unit price at the end of the performance period was £2.30 which resulted in a payment of £3,031,740 to Michael McLintock during 2014. For the 2012 award of 952,960 units, the unit price at the end of the performance period was £2.07. This will result in payment of £1,972,627 to Michael McLintock in 2015.

As outlined in the 2013 Directors’ Remuneration Report, on 31 December 2013 the performance period for the JNL LTIP came to an end. Over the four-year performance period the shareholder value of the US business grew by 70.848 per cent. This resulted in 70.848 per cent of Mike Wells’ cash-settled award vesting. This was the last JNL LTIP award made before Mike Wells became an executive director and it is anticipated that no further awards will be made to him under this plan.

The sterling value of the award has been calculated using the average exchange rate for the year in which the grant was made. The dollar value of conditional awards outstanding on 1 January 2014 and 31 December was US$1,400,000 and nil respectively.

Other share awards

The table below sets out executive directors’ deferred bonus share awards.

	Year of grant	Conditional share awards outstanding at 1 Jan 2014	Conditionally awarded in 2014	Dividends accumulated in 2014 (note 2)	Shares released in 2014	Conditional share awards outstanding at 31 Dec 2014	Date of end of restricted period	Date of release	Market price at date of award	Market price at date of vesting or release
		(Number of shares)	(Number of shares)	(Number of shares)	(Number of shares)	(Number of shares)			(pence)	(pence)
Pierre-Olivier Bouée
Deferred 2010 Group deferred bonus plan award	2011	12,083			12,083	-	31-Dec-13	31-Mar-14	721.5	1268.5
Deferred 2011 Group deferred bonus plan award	2012	11,228		277		11,505	31-Dec-14		750
Deferred 2012 Group deferred bonus plan award	2013	8,106		199		8,305	31-Dec-15		1055
Deferred 2013 annual incentive award	2014		14,667	362		15,029	31-Dec-16		1317
		31,417	14,667	838	12,083	34,839
Jackie Hunt
Deferred 2013 annual incentive award	2014		29,017	717		29,734	31-Dec-16		1317
			29,017	717		29,734
Michael McLintock
Deferred 2010 annual incentive award	2011	82,838			82,838	-	31-Dec-13	31-Mar-14	721.5	1268.5
Deferred 2011 annual incentive award	2012	38,246		945		39,191	31-Dec-14		750
Deferred 2012 annual incentive award	2013	36,831		910		37,741	31-Dec-15		1055
Deferred 2013 annual incentive award	2014		69,093	1,708		70,801	31-Dec-16		1317
		157,915	69,093	3,563	82,838	147,733
Nic Nicandrou
Deferred 2010 annual incentive award	2011	51,149			51,149	-	31-Dec-13	31-Mar-14	721.5	1268.5
Deferred 2011 annual incentive award	2012	46,223		1,142		47,365	31-Dec-14		750
Deferred 2012 annual incentive award	2013	39,839		984		40,823	31-Dec-15		1055
Deferred 2013 annual incentive award	2014		34,903	862		35,765	31-Dec-16		1317
		137,211	34,903	2,988	51,149	123,953
Barry Stowe (note 1)
Deferred 2010 annual incentive award	2011	59,836			59,836	-	31-Dec-13	31-Mar-14	721.5	1268.5
Deferred 2011 annual incentive award	2012	53,814		1,340		55,154	31-Dec-14		750
Deferred 2012 annual incentive award	2013	38,710		964		39,674	31-Dec-15		1055
Deferred 2013 annual incentive award	2014		30,244	752		30,996	31-Dec-16		1317
		152,360	30,244	3,056	59,836	125,824
Tidjane Thiam
Deferred 2010 annual incentive award	2011	235,444			235,444	-	31-Dec-13	31-Mar-14	721.5	1268.5
Deferred 2011 annual incentive award	2012	107,424		2,655		110,079	31-Dec-14		750
Deferred 2012 annual incentive award	2013	91,251		2,256		93,507	31-Dec-15		1055
Deferred 2013 annual incentive award	2014		63,847	1,578		65,425	31-Dec-16		1317
		434,119	63,847	6,489	235,444	269,011

	Year of grant	Conditional share awards outstanding at 1 Jan 2014	Conditionally awarded in 2014	Dividends accumulated in 2014 (note 2)	Shares released in 2014	Conditional share awards outstanding at 31 Dec 2014	Date of end of restricted period	Date of release	Market price at date of award	Market price at date of vesting or release
		(Number of shares)	(Number of shares)	(Number of shares)	(Number of shares)	(Number of shares)			(pence)	(pence)
Mike Wells (note 1)
Deferred 2010 Group Deferred Bonus Plan award	2011	96,536			96,536	-	31-Dec-13	14-Mar-14	721.5	1346
Deferred 2011 annual incentive award	2012	98,850		2,464		101,314	31-Dec-14		750
Deferred 2012 annual incentive award	2013	82,460		2,054		84,514	31-Dec-15		1055
Deferred 2013 annual incentive award	2014		99,646	2,484		102,130	31-Dec-16		1317
		277,846	99,646	7,002	96,536	287,958

Notes

1	The Deferred Share Awards for Barry Stowe and Mike Wells were made in ADRs (1 ADR = 2 ordinary shares). The figures in the table are represented in terms of ordinary shares.
2	The number of shares awarded initially awarded is calculated using the average share price over the three business days prior to the date of grant For the awards from the 2013 annual incentives, made in 2014, the average share price was 1288 pence.
3	DRIP dividend equivalents accumulate on these awards.

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

In 2014 participants could elect to enter into savings contracts of up to £500 per month for a period of three or five years. At the end of this term, participants may exercise their options within six months and purchase shares. If an option is not exercised within six months, participants are entitled to a refund of their cash savings plus interest if applicable under the rules. Shares are issued to satisfy those options which are exercised. No options may be granted under the schemes if the grant would cause the number of shares which have been issued, or which remain issuable pursuant to options granted in the preceding 10 years under the scheme and any other option schemes operated by the Company, or which have been issued under any other share incentive scheme of the Company, to exceed 10 per cent of the Company’s ordinary share capital at the proposed date of grant.

Details of executive directors’ rights under the SAYE scheme are set out in the “Statement of directors’ shareholdings.”

Share Incentive Plan (SIP)

UK based executive directors are also eligible to participate in the Company’s Share Incentive Plan (SIP). From April 2014, all UK based employees were able to purchase Prudential plc shares up to a value of £150 per month from their gross salary (partnership shares) through the SIP. For every four partnership shares bought, an additional matching share is awarded which is purchased by Prudential on the open market. Dividend shares accumulate while the employee participates in the plan. If the employee withdraws from the plan, or leaves the Group, matching shares may be forfeited.

The table below provides information about shares purchased under the SIP together with Matching Shares (awarded on a 1:4 basis) and dividend shares.

	Year of initial grant	Share Incentive Plan awards held in Trust at 1 Jan 2014(Number of shares)	Partnership shares accumulated in 2014(Number of shares)	Matching shares accumulated in 2014(Number of shares)	Dividend shares accumulated in 2014(Number of shares)	Share Incentive Plan awards held in Trust at 31 Dec 2014(Number of shares)

Pierre-Olivier Bouée	2014	-	85	21	-	106
Jackie Hunt	2013	23	109	28	1	161
Michael McLintock	2014	-	85	21	-	106
Nic Nicandrou	2010	1,064	123	31	28	1,246
Tidjane Thiam	2014	-	85	21	-	106

Dilution

Releases from the Prudential Long Term Incentive Plan, GPSP and BUPP are satisfied using new issue shares rather than by purchasing shares in the open market. Shares relating to options granted under all-employee share plans are also satisfied by new issue shares. The combined dilution from all outstanding shares and options at 31 December 2014 was 0.1 per cent of the total share capital at the time. Deferred shares will continue to be satisfied by the purchase of shares in the open market.

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

In addition, Prudential’s directors held, as at 16 March 2015, options to purchase 12,949 shares, all of which were issued under Prudential’s Savings-Related Share Option Scheme (SAYE). These options and plans are described in more detail below under ‘Options to purchase securities from Prudential’ in this section.

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

Options to purchase and discretionary awards of securities from Prudential

As of 16 March 2015, 8,376,259 options were outstanding, which Prudential issued under the SAYE schemes. As of 16 March 2015 directors and other executive officers held 12,949 of such outstanding options. Except as described above in ‘Outstanding options of directors and other executive officers’, each option represents the right of the bearer to subscribe for one share at a particular pre-determined exercise price at a pre-set exercise date.

As of 16 March 2015, 436,010 shares were outstanding under the Prudential Jackson National Life US Performance Share Plan. There are no such outstanding awards held by directors or other executive officers at 31 December 2014

As of 16 March 2015, 25,634,758 shares were outstanding under other awards. Of those, 1,372,254 shares were outstanding under the Annual Incentive Plan, 497,463 shares were outstanding under the PruCap Deferred Bonus Plan, 215,677 shares were outstanding under the Momentum Retention Plan, 197,048 shares were outstanding under the One Off Awards, 12,046,065 shares were outstanding under the PLTIP, 2,884,680 shares were outstanding under the GPSP, 1,032,891 shares were outstanding under the BUPP, 648,999 shares were outstanding under the Deferred Share Plans and 5,802,681 shares were outstanding under the PCA LTIP and 937,000 were outstanding under the Prudential Agency Long Term Incentive Plan. Such outstanding awards held by directors or other executive officers at 31 December 2014 are included under ‘Long-term incentive plans’ in the ‘Compensation’ section above.

The aggregate proceeds that would arise if all outstanding options under the SAYE schemes were exercised is £70 million. The latest expiration dates for exercise or release of the securities underlying the options or awards and the number of options or shares are set out in the table below.

Year of Expiration	Shares Outstanding Under the Prudential Jackson National Life US Performance Share Plan	Options Outstanding Under Savings Related Share Option Scheme	Shares Outstanding Under Other Awards	Total
	£m
2015	-	2.597	6.667	9.264
2016	0.436	2.364	9.76	12.56
2017	-	1.843	7.945	9.788
2018	-	0.557	1.157	1.714
2019	-	1.015	0.025	1.04
2020	-	-	-	-
2021	-	-	-	-
2022	-	-	-	-
2023	-	-	0.08	0.08
Total	0.436	8.376	25.634	34.446

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

Non-executive directors are appointed on the understanding that they serve an initial term of three years. Subject to review by the Nomination Committee, it would be expected that they would serve a second term of three years. In both instances, non-executive directors remain subject to re-election at the Annual General Meeting. After six years of service, non-executive directors may be appointed for a further year, up to a maximum of three years, subject to rigorous review by the Nomination Committee and annual election at the Annual General Meeting. Good governance does not generally support the practice of serving longer than nine years on the Board as a non-executive director.

The Chairman is responsible for ensuring that induction programmes are provided for all new directors. These are tailored to reflect the experience of each director and their position as either executive or non-executive. On appointment, all directors embark upon a wide-ranging induction program covering, amongst other things, the principal bases of accounting for the Group’s results, the role of the Board and its key Committees, the Group’s key risks and the risk management framework within which these sit, as well as the compliance environment in which the Group operates. In addition, they receive detailed briefings on the Group’s principal businesses, its product range, the markets in which it operates and the overall competitive environment. These sessions are facilitated through meetings with executive management and other senior members of the management team. Other areas addressed include the directors’ obligations under the different listing regimes, legal issues affecting directors of financial services companies, the Group’s governance arrangements and its investor relations programme, as well as its remuneration policies.

Directors have a statutory duty to avoid conflicts of interest with the Company. The Company’s Articles of Association allow its directors to authorise conflicts of interest, and the Board has adopted a policy and effective procedures to manage and, where appropriate, approve conflicts or potential conflicts of interest. Under these procedures directors are required to declare all directorships or other appointments to companies which are not part of the Group, along with other appointments which could result in conflicts or could give rise to a potential conflict.

The Nomination Committee, or the Board where appropriate, evaluates and approves each such situation individually where applicable and reviews authorisations annually prior to the publication of the Annual Report.

Directors’ external appointments

Directors may hold directorships or other significant interests in companies outside the Group which may have business relationships with the Group.

Non-executive directors may hold positions on a number of external company boards or other bodies provided that they are able to demonstrate satisfactory time commitment to their role at Prudential and that they discuss any new appointment with the Chairman prior to accepting. This ensures that they do not compromise their independence and that any potential conflicts of interest and any possible issues arising out of the time commitments required by the new role can be identified and addressed appropriately. The major commitments of the non-executive directors are detailed in their biographies in Item 6, Directors, Senior Management and Employees on page 188.

Executive directors may accept external directorships and retain any fees earned from those directorships subject to prior discussion with either the Chairman or Group Chief Executive and, where necessary, consideration by the Nomination Committee. Permission is granted provided that they do not lead to any conflicts of interest.

Some executive directors hold directorships of other listed companies, but would not be expected to hold more than one such appointment, nor hold the chairmanship of a FTSE100 company. In addition, Executive Directors may also hold directorships or trustee positions of unquoted companies or institutions. Details of any fees retained are included Item 6, ‘Compensation’ on page 210.

Directors’ indemnities and protections

The Company’s Articles of Association permit the directors and officers of the Company to be indemnified in respect of liabilities incurred as a result of their office.

Suitable insurance cover is in place in respect of legal action against directors and senior managers of companies within the Group. Directors and certain senior managers of companies within the Group are provided with protection against personal financial exposure which may be incurred in their capacity as such. These include qualifying third party indemnity provisions (as defined by the Companies Act 2006) for the benefit of directors of Prudential plc and other such persons including, where applicable, in their capacity as directors of other companies within the Group. These indemnities were in force during 2014 and remain in force.

Board Committee reports

The Board has established Audit, Remuneration, Nomination and Risk Committees as principal standing Committees of the Board. These Committees form a key element of the Group governance framework. A report on the activities undertaken by each Committee during the course of the year is set out below.

Audit Committee Report

Members

Ann Godbehere (Chairman)

Howard Davies

Alistair Johnston

Philip Remnant

Alice Schroeder

Role and Responsibilities

The role and responsibilities of the Committee are set out in its terms of reference, which are reviewed by the Committee and approved by the Board on an annual basis. The terms of reference can be found on the Company’s website.

The principal responsibilities of the Committee are:

•	monitoring the integrity of the Group’s Annual Report and Accounts and any other periodic financial reporting, as well as the Company’s financial statements, reviewing the accounting policies adopted, decisions taken regarding major areas of judgement, significant adjustments resulting from the audit, the going concern assumption and compliance with accounting standards, listing rules, legal, regulatory and other reporting requirements;

•	reviewing and providing advice to the Board as to whether, to the best of the Committee’s belief, the Group’s Annual Report and Accounts, taken as a whole, is fair, balanced and understandable; and providing such additional assurance as the Board may reasonably require regarding the reliability of financial information submitted to it;

•	keeping under review the framework and effectiveness of the Group’s systems of internal control, including the adequacy of resources, qualifications and experience of accounting and financial reporting staff and their training programmes;

•	assessing the performance, independence and objectivity of the external auditor, monitoring the effectiveness of the audit process and reviewing their quality control procedures and steps taken to respond to regulatory, professional and other changes;

•	approving the internal audit plan and resources, and reviewing the effectiveness and performance of the internal audit function;

•	approving the annual compliance plan for the Group and considering the effectiveness of compliance arrangements

•	reviewing the anti-money laundering procedures in place, as well as the review of procedures operated for handling allegations from whistleblowers;

•	reviewing the effectiveness of the Group governance framework; and

•	reviewing the effectiveness of the business unit Audit Committees.

Governance

The Committee members are all non-executive directors. In keeping with the provisions of the UK and HK governance codes, the Board is satisfied that Ann Godbehere has recent and relevant financial experience.

During 2014, the Committee held 11 meetings. The Committee continued to work closely with the Risk Committee to ensure that any significant areas of overlap were appropriately addressed. Ann Godbehere, the Committee Chairman, is a member of the Risk Committee and the Chairman of the Risk Committee is likewise a member of the Audit Committee. This cross-membership helps to ensure that both Committees work together effectively to cover all relevant issues. Where there is a perceived overlap of responsibilities between these two committees, the terms of reference enable the respective Committee Chairmen to determine which committee is the most appropriate to fulfil the obligation.

The Committee Chairman reported matters of significance to the Board after each meeting and the minutes of the meetings are made available to all Board members.

The Chairman of the Board, the Group Chief Executive, the Chief Financial Officer, the Group Chief Risk Officer, the Group General Counsel and the Director of Group-wide Internal Audit, as well as other senior staff from the Group Finance, Group-wide Internal Audit, Risk, Compliance and Security functions attended meetings of the Committee by invitation to contribute to the discussions relating to their respective areas of expertise. The external auditor also attended all meetings.

The Committee received the minutes from the Disclosure Committee and the Assumptions Approval Committee. The latter reviews the key assumptions used for financial reporting, business planning, forecasting and the IAS19 valuation of the three UK defined benefit pension schemes. Where it affects the results of the assurances under the Turnbull compliance statement, the Committee also received appropriate reporting from Group Risk.

In performing its duties, the Committee has access to all employees and their financial or other relevant expertise across the Group and external advisers as necessary.

Key areas of review in 2014

• Considering key accounting judgements and estimates • Formulating a view as to whether the Annual Report was fair, balanced and understandable • Monitoring the integrity of the financial statements			• Approving the Audit plan and monitoring the Auditor’s independence • Considering the Audit findings report and the terms of engagement and fees to be paid to the Auditor
	Financial reporting	External audit
• Reviewing procedures for handling allegations from whistleblowers • Reviewing procedures to combat financial crime • Reviewing the effectiveness of the Group Governance Framework	Procedures and framework	Assurance

•    Approving the Internal audit plan, including resources, coverage and delivery

•    Considering the conclusions of the Internal audit reports

•    Monitoring the effectiveness and performance of Group-wide Internal Audit

• Approving the annual compliance plan for the Group and monitoring its delivery • Considering the effectiveness of the Group’s compliance arrangements	Compliance	Internal Control	• Reviewing the effectiveness of internal control framework • Considering the statements in the Annual Report regarding the effectiveness of internal control • Reviewing compliance with Sarbanes Oxley

How the Committee discharged its responsibilities

Financial reporting

The Committee assessed whether suitable accounting policies had been adopted throughout the accounting period and whether management had made appropriate estimates and judgements over recognition, measurement and presentation of the financial results. There were no new or altered accounting standards in 2014 that had a material effect on the Group’s financial statements.

The Committee also focused on the accounting for material transactions, clarity of disclosures in financial reports, the going concern assumptions, and compliance with accounting standards and obligations under applicable laws, regulations and governance codes. The Committee further considered the fair, balanced and understandable requirement under the UK Code, providing advice to the Board in respect of this requirement.

In addition, with the expansion of the term and geographic scope of our strategic pan-Asian bancassurance partnership with Standard Chartered Bank, the Committee reviewed the IFRS and EEV accounting bases applied to distribution rights. The Committee also considered the impact that the disposal of the Group’s remaining stake in Pru Health and Pru Protect and the disposal of the Japan life business would have on the financial statements.

Key assumptions and judgements in respect of the Group’s investments, insurance liabilities, and deferred acquisition costs are important. In this regard, the main areas of focus were oversight of the assumptions applied and operation of internal controls, in the preparation of the results, including the following items:

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

The Committee also considered judgemental matters regarding provisions for certain open tax items and presentation of deferred tax assets and liabilities.

The Committee received detailed papers from management regarding Group and subsidiary capital and liquidity prior to recommending to the Board that it could conclude that the financial statements should continue to be prepared on the going concern basis.

As part of its assessment of the explanation of performance, the Committee considered judgmental aspects of the Group’s reporting of non-GAAP metrics. In particular, in relation to the Group’s supplementary reporting on the European Embedded Value (EEV) basis, the Committee considered the appropriateness of the economic assumptions underpinning the projected rates of return and risk discount rates and of changes to EEV operating assumptions and the level of operating experience variances. The Committee reviewed the effect of moving EEV reporting to a post-tax basis, including the appropriateness of effective tax rates.

For Economic Capital, the Committee, in conjunction with the Risk Committee, reviewed the methodology for the basis of calculation and the disclosures within the supplementary information included in the full-year results announcement and Annual Report.

The Committee considered the effects of volatility in equity market movements, and changes in interest and foreign currency translation rates on the Group’s results. The impact of these market driven effects on the accounting, presentation and disclosure of the Group’s longer-term investment return assumptions and resultant short-term fluctuations in investment return was an area of focus.

For all of the above areas, the Committee received input from management and the external Auditor prior to reaching its conclusions.

In addition to these reporting matters, the Committee also received and considered regular updates from management on the status and implications for the Group’s preparations for the Phase II insurance accounting standard which is under development by the International Accounting Standards Board, and other financial reporting developments.

Internal control and risk management

The Committee reviewed the Group’s system of internal control and the developments having an impact on it over the course of 2014. The Committee considered the process used to evaluate the effectiveness of the system, as well the findings of the review. In light of these findings, the Committee assessed the statement on internal control systems prior to its endorsement by the Board.

Pursuant to the requirements of Section 404 of the Sarbanes-Oxley Act, the Group undertakes an annual assessment of the effectiveness of internal control over financial reporting.

External audit

The Group’s external auditor is KPMG LLP and oversight of the relationship with them is one of the Committee’s key responsibilities. The Committee approved KPMG’s terms of engagement and recommended their remuneration for the statutory audit. The Committee met privately with the Auditor on two occasions during 2014 and the Committee Chairman maintained regular contact with the audit partner throughout the year.

Effectiveness

To assess the effectiveness of the Auditor, the Committee reviewed the audit approach and strategy and received a report on their performance. The evaluation was conducted using a questionnaire which was circulated to the Committee Chairman, the Chief Financial Officer and the Group’s senior finance leadership for completion. The feedback provided was reviewed and compiled into a report for the Committee which covered areas such as the knowledge and expertise of the partners and team members, their understanding of the Group, the resourcing applied to the audit and continuity of the team, liaison with Group-wide Internal Audit and approach to resolution of issues, as well as factors such as their co-ordination across the Group’s multiple jurisdictions and quality of their written and oral communication. The degree of challenge and robustness of approach to the audit were particularly key components of the evaluation. Audit fees and the FRC Audit Quality review findings were also considered.

The Committee Chairman invited other Group stakeholders to provide their views on the performance of the Auditor and KPMG were given the opportunity to respond to the findings in the report. On completion of the exercise, the Committee concluded that the audit had been effective and challenge appropriately robust across all parts of the Group.

Auditor independence and objectivity

The Committee is responsible for monitoring auditor independence and objectivity and is supported in doing so by the Group’s Auditor Independence Policy (the “Policy”). The Policy sets out the circumstances in which the external auditor may be permitted to undertake non-audit services and is based on four key principles which specify that the auditor should not:

•	audit its own firm’s work;
•	make management decisions for the Group;
•	have a mutuality of financial interest with the Group; or
•	be put in the role of advocate for the Group.

The Policy has two permissible service types: those that require specific approval by the Committee on an engagement basis and those that are pre-approved by the Committee with an annual limit. In accordance with the Policy, the Committee approved these permissible services, classified as either audit or non-audit services, and monitored the annual limits on a quarterly basis. All non-audit services undertaken by KPMG were agreed prior to the commencement of work and were confirmed as permissible for the external auditor to undertake under the provisions of the Sarbanes-Oxley Act.

In keeping with professional ethical standards, KPMG also confirmed their independence to the Committee and set out the supporting evidence for their conclusion in a report which was considered by the Committee prior to the publication of the financial results.

Fees paid to the Auditor

The fees paid to KPMG for the year ended 31 December 2014 amounted to £16.6 million, of which £5.1 million was payable in respect of non-audit services. Non-audit services accounted for 31 per cent of total fees payable.

A further breakdown on the fees paid to KPMG can be found in Note B3.4 to the consolidated financial statements in Item 18.

Re-appointment

Based on the outcome of the effectiveness evaluation and all other considerations, the Committee recommended to the Board that KPMG be re-appointed as the Auditor. A resolution to this effect will be proposed to shareholders at the 2015 Annual General Meeting.

Audit tender

The Group operates a policy under which at least once every five years a formal review is undertaken by the Committee to assess whether the external audit should be re-tendered. The external audit was last put out to competitive tender in 1999 when the present auditor was appointed. Since 2005 the Committee has annually considered the need to re-tender the external audit service and it again considered this in February 2015, concluding that there was nothing in the performance of the Auditor which required a change.

The Committee acknowledges the provisions contained in the UK Code in respect of audit tendering, along with European rules on mandatory audit rotation and audit tendering. In light of this and conforming to the requirements of the European Union rules, it is expected that the Company will be required to change auditor no later than for the 2023 financial year-end. The Committee also recognises that the industry is in a period of unprecedented change with the introduction of Solvency II in 2016 and the IASB expecting to issue a new insurance accounting standard for implementation, mostly likely, in 2019. The Committee currently believes any change of auditor should be scheduled to limit operational disruption during such a period of change and, as a consequence, is not currently planning to re-tender the audit ahead of this date.

In line with the Auditing Practices Board Ethical Statements and the Sarbanes-Oxley Act, a new lead audit partner was appointed in respect of the 2012 financial year and remains in this position.

Internal Audit

The independent assurance provided by Group-wide Internal Audit formed a fundamental part of the Committee’s deliberations on the Group’s overall control environment. The Committee approved Group-wide Internal Audit’s annual plan, resource and budget, and considered the performance of the Director of Group-wide Internal Audit.

Each of the Group’s business units has an internal audit team, the heads of which report to the Director of Group-wide Internal Audit. The function also has a Quality Assurance Director, whose primary role is to monitor and evaluate adherence to industry practice guidelines and Group-wide Internal Audit’s own standards and methodology. Internal audit resources, plans, budgets and its work are overseen by both the Committee and the relevant business unit audit committee. The Director of Group-wide Internal Audit reports functionally to the Chairman of the Committee and for management purposes to the Group Chief Executive.

As part of its remit, the Committee periodically meets with the Director of Group-wide Internal Audit without the presence of management, a practice replicated at the business unit level.

Internal Auditor performance

In addition to the periodic external effectiveness review required every five years (last conducted by PwC in 2012); the Committee annually assesses the performance and effectiveness of the internal audit function. The internal effectiveness review, performed by the Group-wide Internal Audit Quality Assurance Director, was conducted in accordance with the professional practice standards of the Chartered Institute of Internal Auditors (CIIA). The review concluded that Group-wide Internal Audit continued to comply with the requirements of internal audit policies, procedures and practices, and standards in all material respects and that the function continued to be aligned with its mandated objectives.

Furthermore, following the introduction in July 2013 of the CIIA guidance for Effective Internal Audit in the Financial Services (the Code), an independent third party has assessed Group-wide Internal Audit’s conformance with the Code. In February 2015, their conclusions for 2014 were reported to the Group Audit Committee. They reported that the function had designed and implemented enhanced practices to comply with the CIIA guidelines, that the Group-wide Internal Audit was generally conformant with the Code, with most areas of the Code embedded and with work well advanced to embed the remaining areas in 2015.

The Committee considered the findings of the Quality Assurance review and the opinion provided by the external verification, and concluded that Group-wide Internal Audit had continued to operate effectively during 2014.

Group Compliance

Regular updates from Group Compliance were provided to the Committee. This function is responsible for assessing the risks posed to the Group as a result of non-compliance with relevant regulations, including those in respect of anti-money laundering and sanctions.

Each business unit has its own compliance function, and the role of Group Compliance is to assess the effectiveness of these functions, as well as to provide oversight and support in the identification, mitigation and reporting of regulatory risks arising from both current business activities and from changes in the regulatory environment.

Group Compliance is responsible for ensuring Group-wide compliance policies remain up to date and fit for purpose. These include the Group Compliance Policy, Group Sanctions Policy, Group Anti-Money Laundering Policy and the Policy regulating communications with the Prudential Regulation Authority and Financial Conduct Authority. All these were reviewed during the year and changes considered by the Committee in October.

Financial Crime and Whistleblowing

The Committee is responsible for reviewing the Group’s whistleblowing procedures and received, regular updates on concerns raised through these channels, as well as management actions taken in response.

The Confidential Helpline Reporting Policy is kept under regular review by the Committee and is maintained as part of the Group Governance Manual. The Group Resilience Director is responsible for the policy and the Committee met with him privately during the year as required to discuss any concerns regarding such issues.

Ongoing development

Throughout the year, the Committee received detailed presentations on a range of topics including updated financial accounting developments, new reporting requirements and briefings on developments in the regulatory environment. Members of the Committee and relevant executive directors attended a joint session with the Risk Committee in respect of the results of the internal model developed under Solvency II provisions.

Business unit audit committees

The Committee is supported by the work carried out by the business unit audit committees. These committees provide oversight of the respective business units and are comprised primarily of senior management who are independent of the business unit. The minutes of these committees are reported regularly to the Committee and their meetings are attended by the external auditor as well as senior management from the business unit (including the BU Chief Executive, heads of Finance, Risk, Compliance and Group-wide Internal Audit). Group-wide Internal Audit assesses the effectiveness of each business unit audit committee annually and provides a report to the Committee.

Each business unit audit committee has adopted the Group’s standard terms of reference, with minor variations to address local regulations or the particular requirements of the business. During 2014 and with the approval of the Committee, these were updated to improve alignment with the Committee’s own terms of reference. The Committee Chairman also reviewed and approved appointments of business unit audit committee members during the year.

Effectiveness

Group-wide Internal Audit carries out an annual assessment of the effectiveness of the business unit audit committees. This is to ensure that these committees continue to function effectively and provide appropriate support enabling the Committee to fulfil its responsibilities.

Internal audit teams in each of the business units carried out the assessments, considering whether each of the committees fulfilled the responsibilities as documented in their terms of reference. Attendance rates by committee members and evidence of the committees’ coverage of key business unit issues, as well as the appropriate escalation of concerns to the Committee, formed part of the criteria used for the evaluation. The assessment further factored in the suitability of the business unit audit committee structures and the appropriateness of the membership on each committee.

The Committee considered a report on the findings of the assessment at its October meeting, noting the conclusion that these continued to operate effectively.

Nomination Committee Report

Members

Paul Manduca (Chairman)

Howard Davies

Ann Godbehere

Philip Remnant

Lord Turnbull

Role and Responsibilities

The role and responsibilities of the Committee are set out in its terms of reference, which are reviewed by the Committee and approved by the Board on an annual basis. The terms of reference can be found on the Company’s website.

The principal responsibilities of the Committee are:

•	keeping under review the leadership needs of the Group and ensuring suitable Board succession plans are in place;

•	reviewing the size, structure and composition of the Board, including knowledge, experience and diversity, and making recommendations to the Board with regard to any changes;

•	identifying and nominating candidates, based on merit and against objective criteria, for approval by the Board to fill any Board vacancies, with the exception of the Chairman or Group Chief Executive which shall be a matter for the whole Board;

•	considering and authorising any actual or potential situational conflicts, on any terms considered appropriate by the Committee, arising from either new or existing appointments; and

•	developing, where appropriate, and periodically reviewing any objectives established for the implementation of diversity on the Board and monitor progress toward achievement of those objectives.

Governance

With the exception of the Chairman, all the members of the Committee are non-executive directors. As announced in October 2014, Anthony Nightingale is to join the Committee in May 2015.

The Committee met three times during the year and the Chairman reported to the Board on matters of significance after each meeting. The Group Chief Executive is closely involved in the work of the Committee and was invited to attend and contribute to meetings, as was the Group HR Director.

Key areas of review in 2014

Board Composition	• Considering the effectiveness of the composition of Board and Committees • Evaluating the Board’s diversity including experience, perspective and knowledge
Sucession planning	• Considering the future retirement of non-executive directors • Considering the overall skills and knowledge required to support strategic goals of the Group
Conflicts of interest

•    Conducting the annual review of the conflicts of interest register

•    Considering potential conflicts of interest for existing directors and individuals recommended to the Board for appointment as directors

How the Committee discharged its responsibilities

Board composition and succession planning

The Committee reviewed the composition of the Board and, in particular, the non-executive directors to ensure that the balance of skills, experience and knowledge continued to be appropriate to oversee the achievement of the Group’s strategic objectives. The Committee also considered whether any additional skills and experience would be needed, either to complement those already on the Board or to plan for filling vacancies due to future retirements. The Committee reviewed the succession plans for both executive and non-executive directors taking into account the board composition criteria outlined above, as well as the level of diversity desirable for a global Group. The process included consideration of the anticipated demands of the business, and the skills and knowledge required to successfully deliver against these.

Diversity

Given the global reach of the Group’s operations, the Board makes every effort to ensure it is able to recruit Directors from different backgrounds, with diverse experience, perspectives and skills. This diversity not only contributes towards Board effectiveness but is essential for successfully delivering the strategy of an international Group. The Board is duty bound to recruit the best available talent and remains committed to appointing the most appropriate candidate for each role. This same approach is applied by all our businesses and bringing the right skills and knowledge to every role is key to the ongoing success of the Group.

As part of a much wider approach to diversity, the Board takes care to consider gender when selecting new members. Although the Board does not endorse quotas, it does commit to having an increasing representation of women in senior positions in the Group and on the Board.

Conflicts of interest and independence

The Board has delegated authority to the Committee to consider, and where necessary authorise, any actual or potential conflicts of interest arising in respect of the directors. The Committee considered potential conflicts of interest as they arose during the course of the year and in respect of the appointment of new directors.

The Committee also reviewed conflicts previously considered and authorised prior to the publication of the Annual Report and considered the independence of the non-executive directors in the context of the criteria set out in the UK and HK Codes.

Risk Committee Report

Members

Howard Davies (Chairman)

Ann Godbehere

Kai Nargolwala

Lord Turnbull

Role and Responsibilities

The role and responsibilities of the Committee are set out in its terms of reference, which are reviewed by the Committee and approved by the Board on an annual basis. The terms of reference can be found on the Company’s website.

The principal responsibilities of the Committee are:

•	recommending the Group’s overall risk appetite and tolerance to the Board for approval;

•	reviewing the Group’s risk framework and approving risk policies, standards and limits within the overall appetite and tolerance approved by the Board;

•	reviewing the Group’s processes for determining risk appetite tolerance, monitoring compliance with approved risk tolerance levels and policies and the resultant action in respect of policy breaches;

•	reviewing the Group’s material risk exposures, including market, credit, insurance, operational, liquidity and economic and regulatory capital risks against the Group’s risk methodologies and management’s actions to monitor and control such exposures;

•	annually reviewing and approving the Group’s key risks;

•	reviewing the Group’s stress testing and monitoring management’s response to the results;

•	reviewing the Group’s investment framework and approving investment policies, standards and limits within the overall strategy approved by the Board;

•	advising the Board on the risks inherent in strategic transactions and business plans;

•	advising the Remuneration Committee on risk weightings to be applied to performance objectives for Executive remuneration; and

•	reviewing and monitoring the effectiveness of the Group Chief Risk Officer.

Governance

The Committee met on six occasions during the year and continued to maintain close links to the Audit Committee. Howard Davies, the Committee Chairman, is a member of the Audit Committee and similarly, the Audit Committee Chairman is a member of the Committee. This cross-membership facilitates an effective linkage between both Committees, ensuring that any risk assurance relevant to financial reporting is referred to the Audit Committee. In addition, where there is a perceived overlap of responsibilities between these two committees, the terms of reference enable the respective Committee Chairmen to determine which committee is the most appropriate to fulfil the obligation.

The Committee Chairman reported matters of significance to the Board after each meeting and the minutes of the meetings are made available to all Board members.

The Chairman of the Board, the Group Chief Executive, the Chief Financial Officer, the Group Chief Risk Officer, the Group Investment Director, the Group-wide Internal Audit Director, the Group General Counsel as well as senior staff from the Group Risk function attended meetings of the Committee by invitation to contribute to the discussions relating to their respective areas of expertise.

The Committee received the minutes of the Group Executive Risk Committee, along with any matters escalated by the other risk management committees. The Committee is provided with regular reports on the activities of the Group Risk function and, where it affects the results of the assurances under the Turnbull compliance statement, the Audit Committee also receives appropriate reporting from this function.

The Group’s capital position and overall position against risk limits are reviewed regularly by the Committee. Key economic capital metrics, as well as risk-adjusted profitability information, are included in the business plans which are reviewed by the Group Executive Risk Committee, the Committee and the Board.

Key areas of review in 2014

• Considering the economic capital methodology and results including feedback to Prudential Regulation Authority • Overseeing the development of the Internal Model

•    Monitoring developments within the developing G-SII process

•    Overseeing and signing off on key deliverables, including the Recovery Plan, Systemic Risk Management Plan, Liquidity Risk Management Plan

	Capital model development	G-SII designation

•    Monitoring the effectiveness of Group Risk Framework

•    Monitoring business and regulatory developments with risk implications

•    Overseeing the process for compiling and the detailed review of the ORSA, making recommendations to the Board

	Risk management and Group Risk Framework	Group Investment framework	• Considering the remit of the Group Investment Director and scope of the Group investment function • Overseeing the alignment of the Group’s risk and investment frameworks

How the Committee discharged its responsibilities

Risk management and the Group Risk Framework

The Committee continued to receive detailed reports on key risk exposures, emerging and potential risks, and the drivers of risk throughout the Group. It received regular updates from the Group Investment Director and various departments on market conditions and their impact on the business as a whole. The Committee considered the stress scenarios and results of the Group’s stress testing, and considered the appropriateness of the ‘three lines of defence model’ on which the Group Risk Framework is based. More information on the model can be found in Item 4, ‘Group Risk Framework’. The information received enabled the Committee to monitor capital and liquidity management, and to assess and challenge both the effectiveness and appropriateness of the Group Risk Framework, ensuring that it continued to support the risk appetite as determined by the Board. Adjustments to specific limits and policies within the established risk appetite were considered and approved by the Committee.

The findings of the regular survey on risk culture across the Group were reviewed by the Committee and provided a backdrop to the environment in which the Group Risk Framework is implemented.

Cyber risk

The Committee reviewed an in-depth report into the Group’s arrangements for managing cyber risk. This included measuring the current arrangements against the approved appetite and tolerance and considering the levels of inter-connectedness between the Group’s operating business units.

Economic capital models and regulatory reporting

The Committee continued to oversee the development of the Group’s economical capital model ahead on the implementation of Solvency II in 2016. The model continues to be based on draft rules and a number of working assumptions. The Committee’s oversight will continue through 2015 as the model is finalised and agreed with the Prudential Regulation Authority.

The Committee reviewed a number of regulatory submissions and recommended them to the Board for approval. One of the key new submissions in the year was the Group’s Own Risk and Solvency Assessment (ORSA). The Committee was also kept updated on the discussions with the Prudential Regulation Authority in respect of the findings of the ORSA.

The Group’s response to the 2014 European Insurance and Occupational Pensions Authority Guidelines on the System of Governance stress test was considered by the Committee prior to its submission to the Regulator.

Globally Systemically Important Insurer (G-SII)

In July 2013, the Group was designated as a globally systemically important insurer by the Financial Stability Board. The Committee continued to oversee the deliverables required as a result of the Group’s designation and dialogue remained ongoing with the Prudential Regulation Authority in respect of the growing scope of this project.

Group Investment Framework

The alignment of the Group risk and investment frameworks was considered by the Committee. The views of the Group Chief Risk Officer and Group Investment Director were taken into account, as was the need to maintain a clear separation between the relevant lines of defence.

The Group Risk Framework already encompassed established limits and processes in respect of managing credit, liquidity, market, operational and other risks, and it was deemed appropriate to use this framework to enhance the Group’s oversight of its investment approach. The Committee’s terms of reference were updated accordingly to reflect this responsibility.

Ongoing development

The Committee regularly received updates from the Group Investment Director, the Group Risk and Group Treasury functions on industry and market developments and their impact on the Group. Members of the Committee and relevant executive directors attended a joint session with the Audit Committee in respect of the results of the internal model developed under Solvency II provisions.

NYSE Corporate Governance Rules compared to Prudential plc’s Corporate Governance Practice

Pursuant to NYSE rule 303A Prudential has disclosed the differences between the NYSE Corporate Governance Rules and its Corporate Governance Practice on its website at www.prudential.co.uk/site-services/governance-and-policies/nyse-and-prudential-plcs-corporate-governance-rules-and-practice. See also Item 16G, ‘Corporate Governance’ on page 226.

Employees

The average numbers of staff employed by the Prudential group, excluding employees of the venture investment subsidiaries of the PAC with-profits fund, for the following periods were:

	2014	2013	2012
Business operations:
Asia operations	13,957	12,239	11,284
US operations	4,494	4,414	4,000
UK operations	5,464	5,533	5,035
Total	23,915	22,186	20,319

At 31 December 2014, Prudential employed 20,544 employees representing an increase in the year from 20,052 employees as at 31 December 2013. Most of the increase relates to Asia due to regular business growth, supporting growth in operations along with expansions in certain countries. Of the 20,544 employees, approximately 27 per cent were located in the United Kingdom, 51 per cent in Asia and 22 per cent in the United States. In the United Kingdom at 31 December 2014, Prudential had 371 employees paying union subscriptions through the payroll. At 31 December 2014, Prudential had 432 temporary employees in the United Kingdom, 3,357 in Asia and 90 in the United States. At 31 December 2014, Prudential had 239 fixed term contractors in the United Kingdom, 616 in Asia and none in the United States.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The Disclosure and Transparency Rules issued by the FCA provide that a person or corporate entity that acquires an interest of 3 per cent or more in Prudential ordinary shares is required to notify Prudential of that interest. If such interest subsequently reaches, exceeds or falls below a whole percentage point, this must also be notified. Similarly, a notification is required once the interest falls below 3 per cent. At 31 March 2015 Prudential had received the following notifications:

Significant Changes in Ownership

2012

•	In April 2012, BlackRock Inc. notified an increase in interest to 129,499,098 shares, representing 5.08 per cent of the issued share capital.
•	In September 2012, Capital Group Companies, Inc. (formerly interests notified by Capital Research and Management Company) notified an increase in interest to 256,652,047 shares, representing 10.04 per cent of the issued share capital.

2013

•	In May 2013, Capital Group Companies Inc. notified a decrease in interest to 255,851,954 shares, representing 9.99 per cent of the issued share capital.
•	In July 2013, Capital Group Companies, Inc. notified an increase in interest to 259,009,041 shares representing 10.12 per cent of the issued share capital.
•	In September 2013, Legal and General plc notified a decrease in interest to 101,803,187 shares, representing less than 3 per cent of the issued share capital.

2014 and 2015

•	No notifications were received during 2014.
•	In 2015 to date, one notification was received in February from Capital Group Companies notifying a decrease in their interest to 255,928,904 representing 9.96% of the issued share capital.

Table: Notifications received from major shareholders as at 31 March 2015

Shareholder	Date advised	Percentage of share capital	Shareholding
Capital Group Companies, Inc.	18/02/2015	9.96%	255,928,904
BlackRock Inc	05/04/2012	5.08%	129,499,098
Norges Bank	26/11/2010	4.03%	102,495,000

Major shareholders of Prudential have the same voting rights per share as other shareholders. See Item 10, ‘Additional Information Memorandum and Articles of Association - Voting Rights’.

As at 16 March 2015, there were129 shareholders with a US address on Prudential’s register of shareholders. These shares represented approximately 0.01 per cent of Prudential’s issued ordinary share capital. As at 16 March 2015 there were 54 registered Prudential ADR holders. The shares represented by these ADRs amounted to approximately 2.07 per cent of Prudential’s issued ordinary share capital.

Prudential does not know of any arrangements which may at a subsequent date result in a change of control of Prudential.

Related Party Transactions

Information on the related party transactions of the Group is provided in note D7 to the consolidated financial statements in Item 18.

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

	Prudential Ordinary Shares		Prudential ADRs		Prudential Ordinary Shares (Hong Kong)*		Prudential Ordinary Shares (Singapore)*
Year	High	Low	High	Low	High	Low	High	Low
	(pence)		(US Dollars)		(HK Dollars)		(US Dollars)
2010	681.0	487.5	21.3	14.5	81.1	57.2	10.5	7.4
2011	777.0	509.0	25.8	16.2	100.0	62.4	12.6	8.0
2012	911.5	628.5	29.4	19.6	113.8	74.0	12.3	9.9
2013	1,340.0	901.5	45.0	28.6	175.0	111.0	16.0	13.1
2014	1,552.5	1,204.0	48.7	38.9	193.0	165.4	21.5	15.8

	Prudential Ordinary Shares		Prudential ADRs		Prudential Ordinary Shares (Hong Kong)		Prudential Ordinary Shares (Singapore)
Quarter	High	Low	High	Low	High	Low	High	Low
	(pence)		(US Dollars)		(HK Dollars)		(US Dollars)
2013
First quarter	1,155.0	901.5	35.0	28.6	134.0	111.0	15.4	13.1
Second quarter	1,203.0	1,018.0	36.6	31.3	142.5	120.5	15.4	15.4
Third quarter	1,232.0	1,078.0	38.5	33.2	152.0	126.5	16.0	16.0
Fourth quarter	1,340.0	1,138.0	45.0	36.4	175.0	145.5	16.0	16.0
2014
First quarter	1,398.0	1,204.0	46.7	38.9	193.0	165.4	16.0	16.0
Second quarter	1,412.0	1,274.5	47.6	43.0	185.0	167.6	21.5	15.8
Third quarter	1,455.0	1,326.5	48.7	44.5	186.8	173.5	21.5	21.5
Fourth quarter	1,552.5	1,321.5	48.7	42.4	187.0	168.0	21.5	21.5

	Prudential Ordinary Shares (UK)		Prudential ADRs		Prudential Ordinary Shares (Hong Kong)		Prudential Ordinary Shares (Singapore)**
Month	High	Low	High	Low	High	Low	High	Low
	(pence)		(US Dollars)		(HK Dollars)		(US Dollars)
September 2014	1,455.0	1,376.0	48.1	44.5	186.8	178.4	21.5	21.5
October 2014	1,442.5	1,321.5	46.3	42.4	176.0	168.0	21.5	21.5
November 2014	1,548.0	1,424.5	48.2	45.6	187.0	176.0	21.5	21.5
December 2014	1,552.5	1,427.0	48.7	44.8	187.0	178.5	21.5	21.5
January 2015	1,643.0	1,436.5	49.7	43.6	191.0	174.0	21.5	21.5
February 2015	1,631.5	1,599.5	50.4	48.7	193.5	189.5	21.5	21.5

*	Prudential listed on these stock exchanges on 25 May 2010. Accordingly, the market price data shown above for these stock exchanges is only from this date.
**	Trading on the Singapore Stock Exchange was infrequent during the periods listed above.

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

The following is a summary of both the rights of Prudential shareholders and certain provisions of Prudential’s Articles of Association. Rights of Prudential shareholders are set out in Prudential’s Articles of Association or are provided for by English law. This document is a summary and, therefore, does not contain full details of Prudential’s Articles of Association. A complete copy of Prudential’s Articles of Association was filed as an exhibit to Form 20-F for the year ended 31 December 2008. In addition, the Articles of Association may be viewed on Prudential’s website.

Issued share capital

The issued share capital as at 31 December 2014 consisted of ordinary shares of 5 pence each, all fully paid up and listed on the London Stock Exchange and the Hong Kong Stock Exchange. Further information can be found in Note C10 to the consolidated financial statements in Item 18.

	Issued share capital	Number of accounts on the register
2014	2,567,779,950	55,760

2013	2,560,381,736	57,013

Prudential also maintains secondary listings on the Singapore Stock Exchange; and the New York Stock Exchange in the form of American Depositary Receipts which are referenced to ordinary shares on the main UK register.

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

As at 16 March 2015, the directors retained authority granted at the Annual General Meeting on 15 May 2014 to allot before the earlier of 30 June 2015 and the Annual General Meeting of the Company to be held in 2015, ordinary shares of up to an aggregate nominal value of £42,735,626 subject to limitations and reductions in certain circumstances. Of those shares, directors retained authority to allot equity securities for cash up to a maximum nominal value of £6,410,334 without first being required to offer such securities to shareholders in proportion with their existing holding. In the case of a rights issue, directors retained authority to allot equity securities in favor of ordinary shareholders up to an aggregate nominal amount equal to £85,471,253 subject to reduction in certain circumstances.

At the Annual General Meeting scheduled to be held on 14 May 2015, the shareholders are to vote on granting the directors a similar authority to allot (up to approximately 33 per cent of the issued share capital) before the earlier of 30 June 2016 and the Annual General Meeting of the Company to be held in 2016.

In addition the directors have authority to allot Sterling preference shares up to a maximum nominal amount of £20 million, Dollar preference shares up to a maximum nominal amount of US$20 million, and Euro preference shares up to a maximum nominal value of €20 million, the terms of which will be determined by the Board on allotment. Shareholders renewed this authority at the Annual General Meeting held on 15 May 2014.

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

Dividends and other distributions

Under English law, Prudential may pay dividends only if distributable profits are available for that purpose. Distributable profits are accumulated, realised profits not previously distributed or capitalised, less accumulated, realised losses not previously written off in a reduction or reorganisation of capital. Even if distributable profits are available, Prudential may only pay dividends if the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves, including, for example, the share premium account, and the payment of the dividend does not reduce the amount of the net assets to less than that aggregate. Subject to these restrictions, Prudential’s directors may recommend to ordinary shareholders that a final dividend be declared, recommend the amount of any such dividend, determine whether to pay a distribution by way of an interim dividend, and the amount of any such interim dividend out of the profits of the Company, but must take into account Prudential’s financial position. Final dividends become a legal liability of a company upon the later of the date they are declared by shareholders and the date the shareholder approval expresses them to be payable. Interim dividends only become a legal liability of a company at the moment they are paid.

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

Under the Companies (Shareholders’ Rights) Regulations 2009, notice periods for all general meetings have to be 21 days, except for a meeting (i) which is not an annual general meeting, (ii) for which an electronic facility for voting and appointing proxies is available to all members, and (iii) in respect of which a company obtains shareholder approval annually to retain the shorter 14-day notice period. Prudential has been able to call general meetings (other than annual general meetings) on 14-days’ notice and obtained initial shareholder approval at the Annual General Meeting on 19 May 2010 to enable it to continue to do so after the implementation of the Regulations. A similar resolution has been put to shareholders for approval at each subsequent Annual General Meeting and the current authority will be effective until the Company’s Annual General Meeting on 14 May 2015 when it will once again be proposed.

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

Any director who has been appointed by the Board since the last Annual General Meeting; or who held office at the time of the two preceding Annual General Meetings and who did not retire at either of them; or who has held office with the Company, other than employment or executive office, for a continuous period of nine years or more at the date of the meeting, shall retire from office and may offer himself or herself for re-election by shareholders. Shareholders may remove any director before the end of his or her term of office by ordinary resolution and may appoint another person in his or her place by ordinary resolution. The UK Corporate Governance Code, contains a provision recommending that directors stand for annual re-election at the Annual General Meeting. In line with these provisions, all directors are expected to stand for re-election at the 2015 Annual General Meeting.

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

Material Contracts

Not applicable.

Exchange Controls

Other than the requirement to report certain events and transactions to HM Revenue and Customs, there are currently no UK laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange controls, or that affect the remittance of dividends or other payments to non-UK residents or to US holders of Prudential’s securities, except as otherwise set forth under ‘Taxation’ in this section.

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

US Federal Income Tax Treatment of Distributions on Prudential Ordinary Shares or ADSs

If Prudential pays dividends, you must include those dividends in your income when you receive them. The dividends will be treated as foreign source income. You should determine the amount of your dividend income by converting pounds sterling into US dollars at the exchange rate in effect on the date of your (or the depositary’s, in the case of ADSs) receipt of the dividend. Subject to certain exceptions for short-term and hedged positions, the US dollar amount of dividends received by an individual will be subject to taxation at a lower rate than ordinary income if the dividends are ‘qualified dividends.’ Dividends received with respect to the ordinary shares or ADSs will be qualified dividends if Prudential was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (‘PFIC’). Based on the nature of its business activities and its expectations regarding such activities in the future, Prudential believes that it was not treated as a PFIC within the meaning of the Code with respect to its 2014 taxable year and does not anticipate becoming a PFIC for its 2015 taxable year.

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

US Federal Medicare Tax on Net Investment Income

A 3.8 per cent surtax will generally apply to the net investment income of individuals whose modified adjusted gross income exceeds certain threshold amounts. For 2015, these amounts are $200,000 in the case of single taxpayers, $250,000 in the case of married taxpayers filing joint returns, and $125,000 in the case of married taxpayers filing separately. Net investment income includes, among other items, dividends, interest, and net gain from the disposition of property (other than certain property held in a trade or business).

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

Singapore Goods and Services Tax

There is no Goods and Services Tax (‘GST’) payable in Singapore on the subscription or issuance of the Prudential Shares. The clearing fees, instruments of transfer deposit fees and share withdrawal fees are subject to GST at the prevailing standard-rate (currently 7 per cent) if the services are provided by a person belonging to Singapore to a holder of the Prudential Shares. However, such fees could be zero-rated when provided to a US resident holder of the Prudential Shares belonging outside Singapore provided certain conditions are met. For a holder of the Prudential Shares belonging in Singapore who is registered for GST, the GST incurred is generally not recoverable as input tax credit from the Inland Revenue Authority of Singapore unless certain conditions are satisfied. These GST-registered holders of the Prudential Shares should seek the advice of their tax advisors on these conditions.

Documents on Display

Prudential is subject to the informational requirements of the Securities Exchange Act of 1934 applicable to foreign private issuers. In accordance with these requirements, Prudential files its annual report on Form 20-F and other documents with the Securities and Exchange Commission. You may read and copy this information at the following location:

Conventional Reading Rooms

Headquarters

100 F Street, N.E.

Room 1580

Washington, D.C. 20549

Please call the SEC at (202) 551 8090 for further information on the conventional reading rooms. Copies of these materials can also be obtained by email to PublicInfo@sec.gov or mail at prescribed rates from the Office of Investor Education and Advocacy of the Securities and Exchange Commission, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. In addition, some of Prudential’s filings with the Securities and Exchange Commission, including all those filed on or after 4 November 2002, are available on the websites of the Securities and Exchange Commission and the New York Stock Exchange.

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

Prudential’s Group Risk Framework requires that all of the Group’s businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group. The Group Risk Framework is based on the concept of ‘three lines of defence’: Risk management; risk oversight and independent assurance. Primary responsibility for strategy, performance management and risk control lies with the Board, which has established the Group Risk Committee to assist in providing leadership, direction and oversight in respect of the Group’s significant risks, and with the Group Chief Executive and the chief executives of each business unit. Risk taking and management thereof is facilitated through both the Group Executive Committee and the Balance Sheet and Capital Management Committee. Risk oversight is provided by a number of Group level risk committees, chaired by the either the Chief Financial Officer or the Group Chief Risk Officer. Independent assurance comprises the Group-wide Internal Audit function, which provides independent and objective assurance to the Board, its Audit and Risk Committees and the Group Executive Committee.

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

Major Risks

Specific business environmental and operational risks are discussed under Item 3, ‘Key Information—Risk Factors’, Item 4, ‘Group Risk Framework’ and Item 5, ‘Operating and Financial Review and Prospects—Principal Factors Affecting Prudential’s Results of Operations’. Risks discussed under Item 4, ‘Information on the Company—Business of Prudential’ include ‘Business of Prudential—UK Business’ and ‘Business of Prudential—Legal Proceedings’.

Market and financial risks

A detailed analysis of market and financial risks is provided in Item 4 ‘Group Risk Framework’ and note C7 to the consolidated financial statements in Item 18. Additional discussion on the currency of the Group’s investments and core structural borrowings is provided below.

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

Currency of Core Borrowings

Prudential is subject to certain interest rate risk and foreign exchange risk on its core borrowings. At 31 December 2014, Prudential held £2,339 million of pounds sterling debt, £1,949 million, or approximately $3,039 million, of US dollar debt and £16 million, or approximately €20 million of Euro debt. £4,013 million of the core debt was at fixed rates of interest and £291 million was at or has been swapped into floating rates of interest.

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

Interest Rate Risk—Long-term Debt

The table below quantifies the estimated increase in fair value of long-term borrowings at 31 December 2014 and 2013, resulting from a 100 basis point reduction in interest rates at those dates. The carrying value of short-term borrowings, which approximates their fair value, would not be materially increased by a 100 basis point reduction in interest rates. Prudential believes this to be a reasonably possible near-term market change for interest rates.

	31 December 2014 £m			31 December 2013 £m
	Carrying Value	Fair Value	Estimated Increase in Fair Value	Carrying Value	Fair Value	Estimated Increase in Fair Value
Long-term borrowings
Bonds, £300 million aggregate principal amount, 6.875 per cent due 2023	300	391	33	300	370	32
Bonds, £250 million aggregate principal amount, 5.875 per cent due 2029	249	326	44	249	289	35
Bonds, £435 million aggregate principal amount, 6.125 per cent, due 2031	429	541	75	429	488	61
Bonds, £400 million aggregate principal amount, 11.375 per cent, due 2039	391	530	26	388	542	32
Bonds, £700 million aggregate principal amount, 5.70 per cent, due 2063	695	801	138	695	706	102
Capital securities, $1,000 million aggregate principal amount, 6.5 per cent perpetual	641	649	91	604	608	85
Capital securities, $250 million aggregate principal amount, 6.75 per cent perpetual(ii)	160	164	—	151	149	—
Capital securities, $300 million aggregate principal amount 6.5 per cent perpetual(ii)	193	196	—	181	178	—
Capital securities, $750 million aggregate principal amount, 11.75 per cent perpetual(v)	—	—	—	451	492	5
Capital securities, $700 million aggregate principal amount, 5.25 per cent perpetual(ii)	444	458	75	417	404	60
Capital securities, $550 million aggregate principal amount, 7.75 per cent perpetual(ii)	351	377	50	329	360	54
Medium Term Subordinated Notes, €20 million, 2023(i)	16	16	—	17	17	—
Total central companies	3,869	4,449	532	4,211	4,603	466
Insurance operations
Guaranteed bonds, £100 million, principal amount, 8.5 per cent undated subordinated	100	114	16	100	114	5
Surplus notes, $250 million principal amount, 8.15 per cent due 2027(iv)	160	202	21	150	188	20
Total long-term business	260	316	37	250	302	25
Other operations
Bank Loans(iii)	275	275	—	275	275	—
Total	4,404	5,040	569	4,736	5,180	491

Notes

(i)	The €20 million borrowings were issued at 20-year Euro Constant Maturity Swap (capped at 6.5 per cent). These have been swapped into borrowings of £14 million with interest payable at three month £LIBOR plus 1.2 per cent.

(ii)	The US$250 million 6.75 per cent borrowings, the US$300 million 6.5 per cent borrowings, the US$550 million 7.75 per cent borrowings and the US$700 million 5.25 per cent borrowings can be converted, in whole or in part, at the Company’s option and subject to certain conditions, on any interest payment date, into one or more series of Prudential preference shares.

(iii)	The Prudential Capital bank loan of £275 million has been made in two tranches: a £160 million loan maturing on 20 December 2017 and a £115 million loan also maturing on 20 December 2017. These two tranches are currently drawn at a cost of 12 month £LIBOR plus 0.40 per cent.

(iv)	The Jackson borrowings are unsecured and subordinated to all present and future indebtedness, policy claims and other creditor claims of Jackson.

(v)	On 23 December 2014, the Company exercised its right to redeem early the US$750 million 11.75 per cent Tier 1 perpetual subordinated capital securities at their aggregate nominal amount together with accrued interest.

There is no impact on profit at 31 December 2014 and 2013 as a result of these reductions in interest rates because the liabilities are recognised in the financial statements at carrying value, which is equal to their amortised cost.

Derivative Contracts

As at 31 December 2014 the net market value exposure of derivatives was an asset of £1,089 million of which the largest exposures were held by the UK and US insurance operations. Excluding derivative contracts within assets held to cover linked liabilities and those attributable to unit holders of consolidated unit trusts and similar funds, as at 31 December 2014 the market value exposure of derivatives of the UK and US insurance operations was an asset of £1,656 million. The tables below show the sensitivity of the UK and US insurance operations derivatives, measured in terms of fair value, to equity and real estate market increases and decreases of 10 per cent and to interest rate increases and decreases of 100 basis points. Prudential believes these increases and decreases to be reasonably possible near-term market changes. These exposures will change as a result of ongoing portfolio and risk management activities.

	31 December 2014 £m			31 December 2013 £m
	10 per cent Equity & Real Estate Increase		10 per cent Equity & Real Estate Decrease	10 per cent Equity & Real Estate Increase		10 per cent Equity & Real Estate Decrease
	Increase/ (decrease) in Fair Value	Fair Value	Increase/ (decrease) in Fair Value	Increase/ (decrease) in Fair Value	Fair Value	Increase/ (decrease) in Fair Value
United Kingdom—insurance operations
With-profits fund (including PAL)	245	921	(235)	146	597	(136)
Shareholder-backed annuities	-	67	-	-	6	-
SAIF	19	3	(19)	21	77	(21)
United States—insurance operations	(447)	665	925	(90)	251	552
Total	(183)	1,656	671	77	931	395

	31 December 2014 £m			31 December 2013 £m
	100 bp Interest Rate Increase		100 bp Interest Rate Decrease	100 bp Interest Rate Increase		100 bp Interest Rate Decrease
	Increase/ (decrease) in Fair Value	Fair Value	Increase/ (decrease) in Fair Value	Increase/ (decrease) in Fair Value	Fair Value	Increase/ (decrease) in Fair Value
United Kingdom—insurance operations
With-profits fund (including PAL)	(714)	921	917	(606)	597	792
Shareholder-backed annuities	(92)	67	126	-	6	-
SAIF	1	3	(2)	5	77	(5)
United States—insurance operations	(516)	665	709	(523)	251	587
Total	(1,321)	1,656	1,750	(1,124)	931	1,374

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

No reimbursements were made by the ADR Depositary to Prudential in 2014 and 2013.

Indirect payments

As part of its service to Prudential, the ADR Depositary has agreed to waive the following fees for the standard costs associated with the maintenance of the ADR program:

Category	Limit
General services, AGM services, report mailing services	up to US$5,000 per contract year

The amount of fees waived in each of the 2013 and 2014 contract years was US$5,000.

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

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders

None.

Item 15. Controls and Procedures

Management has evaluated, with the participation of Prudential plc’s Group Chief Executive and Chief Financial Officer, the effectiveness of Prudential plc’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (‘Exchange Act’)) as of 31 December 2014. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon Prudential plc’s evaluation, Prudential plc’s Group Chief Executive and Chief Financial Officer have concluded that as of 31 December 2014 Prudential plc’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Prudential plc in the reports Prudential plc files and submits under the Exchange Act is recorded, processed, summarised and reported, within the time periods specified in the applicable rules and forms and that it is accumulated and communicated to Prudential plc’s management, including Prudential plc’s Group Chief Executive and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management has conducted, with the participation of Prudential plc’s Group Chief Executive and Chief Financial Officer, an evaluation of the effectiveness of internal control over financial reporting based on the criteria set forth in ‘2013 Internal Control—Integrated Framework’ issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’). Based on the assessment under these criteria, management has concluded that, as of 31 December 2014, Prudential plc’s internal control over financial reporting was effective.

In addition, there have been no changes in Prudential plc’s internal control over financial reporting during 2014 that have materially affected, or are reasonably likely to affect materially, Prudential plc’s internal control over financial reporting.

KPMG LLP, which has audited the consolidated financial statements of Prudential plc for the year ended 31 December 2014, has also audited the effectiveness of Prudential plc’s internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). KPMG LLP’s report on internal control over financial reporting is shown on page F-2 in Item 18.

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

Item 16C. Principal Accountant Fees and Services

Total fees payable to KPMG for the fiscal years ended 31 December are set out below:

	2014 £m	2013 £m
Fees payable to the Company’s auditor for the audit of the Company’s annual accounts	2.0	2.0
Fees payable to the Company’s auditor and its associates for other services:
Audit of subsidiaries pursuant to legislation	6.6	6.8
Audit-related assurance services	2.9	2.8
Tax compliance services	0.7	0.8
Other assurance services	1.9	1.1
Services relating to corporate finance transactions	0.1	0.5
All other services	2.4	1.2
Total	16.6	15.2

In addition, there were fees of £0.1 million (2013: £0.1 million) for the audit of pension schemes.

2014

Fees of £2.0 million for the audit of Prudential’s annual accounts comprised statutory audit fees of £0.8 million, US reporting audit fees of £0.5 million and EEV reporting audit fees of £0.7 million. Fees of £6.6 million for audit of subsidiaries and associates pursuant to legislation mainly related to the audit of local and statutory accounts and to statutory audit work in connection with the submission of results to be consolidated in Prudential’s annual accounts.

Fees of £2.9 million for audit related assurance services supplied pursuant to legislation comprised of Sarbanes-Oxley reporting of £2.3 million and interim and regulatory reporting of £0.6 million.

Fees of £0.7 million for services relating to taxation related to tax compliance throughout the Group.

Fees of £1.9 million for all other assurance services comprised services in respect of accounting and regulatory requirements.

Fees of £2.4 million for all other services comprised model validation services of £1.6 million and other services of £0.8 million principally for advice on regulatory projects and IT security matters and other advisory services.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16E. Purchases of Equity Securities by Prudential plc and Affiliated Purchasers

The following table sets forth information with respect to purchases made by or on behalf of Prudential or any ‘affiliated purchasers’ (as that term is defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended) of Prudential’s ordinary shares or American depositary shares for the year ended 31 December 2014.

Period	Total Number of Shares Purchased(1)	Average Price Paid Per Share	Total Number of Shares Purchased at Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under Plans or Programs
		(£)
1 January – 31 January	13,740	13.56	N/A	N/A
1 February – 28 February	16,841	12.77
1 March – 31 March	4,623,303	13.01
1 April – 30 April	149,199	13.45
1 May – 31 May	1,361,688	14.09
1 June – 30 June	11,290	13.80
1 July – 31 July	10,745	13.83
1 August – 31 August	11,321	13.22
1 September – 30 September	355,268	14.28
1 October – 31 October	51,199	13.76
1 November – 30 November	51,314	14.37
1 December – 31 December	1,223,290	14.70

Note

(1)	The shares listed in this column were acquired by employee benefit trusts during the year to satisfy future obligations to deliver shares under the Company’s employee incentive plans, the savings related share option scheme and the share participation plan.

This table excludes Prudential plc shares purchased by investment funds managed by M&G in accordance with investment strategies that are established by M&G acting independently of Prudential plc.

Item 16F. Change in Registrant’s Certifying Accountant

Our auditors, KPMG Audit Plc has instigated an orderly wind down of the business due to reorganisation within KPMG in the UK. The Board therefore put KPMG LLP, forward to be appointed as auditor and a resolution concerning their appointment was put to a shareholder vote at the Annual General Meeting on 15 May 2014.

During the years ended 31 December 2013 and 2012 and the subsequent interim period through to the date of the Annual General Meeting, (1) KPMG Audit Plc had not issued any reports on the financial statements of the Company or on the effectiveness of internal control over financial reporting that contained an adverse opinion or a disclaimer of opinion, nor were the auditors’ reports of KPMG Audit Plc qualified or modified as to uncertainty, audit scope, or accounting principles and (2) there had not been any disagreement over any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to KPMG Audit Plc’s satisfaction would have caused it to make reference to the subject matter of the disagreement in connection with its auditors’ reports, or any “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

The Company has provided KPMG Audit Plc with a copy of the foregoing disclosure and has requested that KPMG Audit Plc furnish the Company with a letter addressed to the Securities and Exchange Commission (the “SEC”) stating whether KPMG Audit Plc agrees with such disclosure and, if not, stating the respects in which it does not agree. A copy of KPMG Audit Plc’s letter, dated 31 March 2015, in which KPMG Audit Plc states that it agrees with such disclosure, is filed herewith as Exhibit 15.6.

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

As a company listed on the London Stock Exchange, Prudential is required to comply with the Listing Rules, Disclosure and Transparency Rules and Prospectus Rules issued by the FCA and to report and explain non-compliance with the UK Corporate Governance Code ( the ‘UK Code’) which is issued by the Financial Reporting Council. As a result of its listing on the Hong Kong Stock Exchange, Prudential is also required to comply with certain continuing obligations set forth in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the ‘HK Listing Rules’) and is expected to comply with or explain any deviation from the provisions of the Corporate Governance Code contained in Appendix 14 to the HK Listing Rules (the ‘HK Code’). Any deviation from compliance with either corporate governance code is set out fully in the corporate governance report in the Annual Report 2014.

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
Throughout the year, all non-executive directors were considered by the Board to be independent in character and judgement and met the provisions for independence set out in the UK and HK Codes. Prudential has received confirmation of independence from each of the independent non-executive directors as required by the HK Listing Rules.

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

ii)     an annual performance evaluation of the compensation committee; and

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

(a)   The audit committee must have a minimum of three members. All audit committee members must satisfy the requirements for independence set out in Section 303A.02 and, in the absence of an applicable exemption Rule I0A-3(6)(1).

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

(i)     the committee’s purpose—which, at minimum, must be to:

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

	NYSE Corporate Governance Rules	Description of differences between Prudential’s governance practice and the NYSE Corporate Governance Rules
	(C) Discuss the listed company’s earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;	Prudential’s Audit Committee reviews the press releases associated with key financial results prior to their publication.

	(D) Discuss policies with respect to risk assessment and risk management;	Prudential’s Audit Committee reviews the Company’s internal financial controls and, unless expressly addressed by the Board itself, reviews the Company’s internal control and risk management systems in relation to financial reporting. The Group Risk Committee has responsibility for the oversight of risk management.

	(E) Meet separately, periodically, with management, with internal auditors (or other personnel responsible for the internal audit function) and with independent auditors;	Committee members meet separately with management throughout the year and at least annually meet alone with the internal and external auditors.

	(F) review with the independent auditor any audit problems or difficulties and management’s response;	The terms of reference of Prudential’s Audit Committee require it to consider management’s responses to any major external audit recommendations, and to resolve disagreements between management and the external auditor regarding financial reporting.

	(G) set clear hiring policies for employees or former employees of the independent auditors; and	The terms of reference of Prudential’s Audit Committee require it to set clear hiring policies for employees or former employees of the external auditor.

	(H) report regularly to the Board of directors.	Prudential’s Audit Committee reports regularly to the Board of directors.

	(c) Each listed company must have an internal audit function.	Where there is no internal audit function, the audit committee should consider annually, under the requirements of the UK Code, whether there is a need for an internal audit function and make a recommendation to the Board, and the reasons for the absence of such a function should be explained in the relevant section of the annual report.

6	Shareholder Approval of Equity Compensation Plans
	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans.	Prudential complies with corresponding domestic requirements in the Listing Rules issued by the UK Listing Authority which mandate that the Company must seek shareholder approval for employee share plans.

	NYSE Corporate Governance Rules	Description of differences between Prudential’s governance practice and the NYSE Corporate Governance Rules
7	Corporate Governance Guidelines
	Listed companies must adopt and disclose corporate governance guidelines.	Prudential complies with the corresponding provisions set out in the Listing Rules issued by the UK Listing Authority and the UK Code, which require that Prudential include an explanation in its Annual Report of how it complies with the principles of the UK Code and require confirmation that it complies with the UK Code’s provisions or, where it does not, to provide an explanation of why it does not comply.

8	Code of Business Conduct and Ethics
	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	Prudential’s Code of Business Conduct is available on Prudential’s website. Although not required by the Sarbanes-Oxley Act, Prudential has extended the applicability of its Code of Business Conduct to all employees.

9	Description of Significant Differences
	Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards.	Prudential conforms by publishing this document to fulfill the requirement.

	A foreign private issuer that is required to file an annual report on Form 20-F with the SEC must include the statement of significant differences in that annual report. All other foreign private issuers may either (i) include the statement of significant differences in an annual report filed with the SEC or (ii) make the statement of significant differences available on or through the listed company’s website. If the statement of significant differences is made available on or through the listed company’s website, the listed company must disclose that fact in its annual report filed with the SEC and provide the website address.	Prudential conforms by publishing this document in its annual report on Form 20-F and on its website to fulfill the requirement. The address of the website is also published in Prudential’s Form 20-F.

	Listed companies must have and maintain a publicly accessible website.	Prudential conforms by maintaining a publicly accessible website, on which printable versions of the terms of reference of its Remuneration Committee, Nomination Committee, Risk Committee and Audit Committee, its corporate governance practice, its Code of Business Conduct and documents disclosing any significant ways in which its corporate governance practices differ from those followed by companies under NYSE listing standards are posted in the English language.

Item 18. Financial Statements

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Prudential plc

We have audited the accompanying consolidated statement of financial position of Prudential plc (the Company) and its subsidiaries (collectively, the Group) as at 31 December 2014, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the year then ended, including the disclosures marked ‘audited’ within the Risk Management section on pages 48 to 60 of Item 4 of the 2014 Form 20-F of the Group, and the related condensed financial statement Schedule II of the Company. We also have audited the Group’s internal control over financial reporting as of 31 December 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’). The Group’s management is responsible for these consolidated financial statements and condensed financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting within Item 15. Our responsibility is to express an opinion on the accompanying consolidated financial statements and condensed financial statement schedule and an opinion on the Group’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of 31 December 2014 and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Also, in our opinion, the related condensed financial statement schedule of the Company, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein in conformity with UK generally accepted accounting practice (UK GAAP). Accounting principles under UK GAAP vary in certain significant respects from IFRS as issued by the IASB. Information relating to the nature and effect of such differences is presented in note 3 to the condensed financial statement schedule of the Company. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’).

31 March 2015	/s/ KPMG LLP
KPMG LLP London, England

To the Board of Directors and Shareholders of Prudential plc

We have audited the accompanying consolidated statement of financial position as at 31 December 2013, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended 31 December 2013, including the disclosures marked ‘audited’ within the Group Risk Framework section on pages 48 to 60 of Item 4 of the 2014 Form 20-F of Prudential plc (the Company) and its subsidiaries (collectively, the Group), and the related condensed financial statement Schedule II of the Company. The Group’s management is responsible for these consolidated financial statements and condensed financial statement schedule. Our responsibility is to express an opinion on the accompanying consolidated financial statements and condensed financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of 31 December 2013, and the results of its operations and its cash flows for each of the years in the two-year period ended 31 December 2013, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Also, in our opinion, the related condensed financial statement schedule of the Company, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein in conformity with UK generally accepted accounting practice (UK GAAP). Accounting principles under UK GAAP vary in certain significant respects from IFRS as issued by the IASB. Information relating to the nature and effect of such differences is presented in note 3 to the condensed financial statement schedule of the Company.

8 April 2014	/s/ KPMG Audit Plc
KPMG Audit Plc London, England

Prudential plc and subsidiaries

Consolidated Income Statements

Years ended 31 December

	Note	2014 £m	2013 £m	2012 £m
Gross premiums earned		32,832	30,502	29,113
Outward reinsurance premiums		(799)	(658)	(491)
Earned premiums, net of reinsurance	B1.5	32,033	29,844	28,622
Investment return	B1.5	25,787	20,347	23,931
Other income	B1.5	2,306	2,184	1,885
Total revenue, net of reinsurance	B1.4	60,126	52,375	54,438
Benefits and claims		(50,736)	(42,227)	(44,116)
Outward reinsurers’ share of benefit and claims		631	622	259
Movement in unallocated surplus of with-profits funds		(64)	(1,549)	(1,287)
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance		(50,169)	(43,154)	(45,144)
Acquisition costs and other expenditure	B3	(6,752)	(6,861)	(6,032)
Finance costs: interest on core structural borrowings of shareholder-financed operations		(341)	(305)	(280)
Remeasurement of carrying value of Japan life business classified as held for sale	D1	(13)	(120)	-
Total charges, net of reinsurance	B1.4	(57,275)	(50,440)	(51,456)
Share of profits from joint ventures and associates, net of related tax	D6	303	147	135
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)*		3,154	2,082	3,117
Less tax charge attributable to policyholders’ returns		(540)	(447)	(370)
Profit before tax attributable to shareholders	B1.1	2,614	1,635	2,747
Total tax charge attributable to policyholders and shareholders	B5	(938)	(736)	(954)
Adjustment to remove tax charge attributable to policyholders’ returns		540	447	370
Tax charge attributable to shareholders’ returns	B5	(398)	(289)	(584)
Profit for the year attributable to equity holders of the Company		2,216	1,346	2,163

Earnings per share (in pence)		2014	2013	2012
Based on profit attributable to the equity holders of the Company:	B6
Basic		86.9p	52.8p	85.1p
Diluted		86.8p	52.7p	85.0p
*	This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.
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

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Consolidated Statements Of Comprehensive Income

Years ended 31 December

Year ended 31 December	Note	2014 £m	2013 £m	2012 £m

Profit for the year		2,216	1,346	2,163

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss
Exchange movements on foreign operations and net investment hedges:
Exchange movements arising during the year	A1	215	(255)	(214)
Related tax		5	-	(2)
		220	(255)	(216)

Net unrealised valuation movements on securities of US insurance operations classified as available-for-sale:
Net unrealised holding gains (losses) arising during the year		1,039	(2,025)	930
Net losses included in the income statement on disposal and impairment		(83)	(64)	(68)
Total	C3.3	956	(2,089)	862
Related change in amortisation of deferred acquisition costs	C5.1(b)	(87)	498	(270)
Related tax		(304)	557	(205)
		565	(1,034)	387

Total		785	(1,289)	171

Items that will not be reclassified to profit or loss
Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes:
Gross		(12)	(62)	45
Related tax		2	14	(11)
		(10)	(48)	34

Other comprehensive income (loss) for the year, net of related tax		775	(1,337)	205

Total comprehensive income for the year		2,991	9	2,368

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Consolidated Statement Of Changes In Equity

		Year ended 31 December 2014 £m
		Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders’ equity	Non- controlling interests	Total equity
	Note	note C10	note C10
Reserves
Profit for the year		-	-	2,216	-	-	2,216	-	2,216
Other comprehensive income (loss):
Exchange movements on foreign operations and net investment hedges, net of related tax		-	-	-	220	-	220	-	220

Net unrealised valuation movements, net of related change in amortisation of deferred acquisition costs and related tax		-	-	-	-	565	565	-	565

Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes, net of tax		-	-	(10)	-	-	(10)	-	(10)
Total other comprehensive (loss) income		-	-	(10)	220	565	775	-	775
Total comprehensive income for the year		-	-	2,206	220	565	2,991	-	2,991

Dividends	B7	-	-	(895)	-	-	(895)	-	(895)
Reserve movements in respect of share-based payments		-	-	106	-	-	106	-	106
Change in non-controlling interests		-	-	-	-	-	-	-	-

Share capital and share premium
New share capital subscribed	C10	-	13	-	-	-	13	-	13

Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	(48)	-	-	(48)	-	(48)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		-	-	(6)	-	-	(6)	-	(6)
Net increase in equity		-	13	1,363	220	565	2,161	-	2,161
At beginning of year		128	1,895	7,425	(189)	391	9,650	1	9,651
At end of year		128	1,908	8,788	31	956	11,811	1	11,812

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Consolidated Statement Of Changes In Equity (Continued)

		Year ended 31 December 2013 £m
		Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders’ equity	Non- controlling interests	Total equity
	Note	note C10	note C10
Reserves
Profit for the year		-	-	1,346	-	-	1,346	-	1,346
Other comprehensive loss:
Exchange movements on foreign operations and net investment hedges, net of related tax		-	-	-	(255)	-	(255)	-	(255)

Net unrealised valuation movements, net of related change in amortisation of deferred acquisition costs and related tax		-	-	-	-	(1,034)	(1,034)	-	(1,034)

Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes, net of tax		-	-	(48)	-	-	(48)	-	(48)
Total other comprehensive loss		-	-	(48)	(255)	(1,034)	(1,337)	-	(1,337)
Total comprehensive income (loss) for the year		-	-	1,298	(255)	(1,034)	9	-	9

Dividends	B7	-	-	(781)	-	-	(781)	-	(781)
Reserve movements in respect of share-based payments		-	-	98	-	-	98	-	98
Change in non-controlling interests		-	-	-	-	-	-	(4)	(4)

Share capital and share premium
New share capital subscribed	C10	-	6	-	-	-	6	-	6

Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	(10)	-	-	(10)	-	(10)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		-	-	(31)	-	-	(31)	-	(31)
Net increase (decrease) in equity		-	6	574	(255)	(1,034)	(709)	(4)	(713)
At beginning of year		128	1,889	6,851	66	1,425	10,359	5	10,364
At end of year		128	1,895	7,425	(189)	391	9,650	1	9,651

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Consolidated Statement Of Changes In Equity (Continued)

		Year ended 31 December 2012 £m
		Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders’ equity	Non- controlling interests	Total equity
	Note	note C10	note C10
Reserves
Profit for the year		-	-	2,163	-	-	2,163	-	2,163
Other comprehensive income (loss):
Exchange movements on foreign operations and net investment hedges, net of related tax		-	-	-	(216)	-	(216)	-	(216)

Net unrealised valuation movements, net of related change in amortisation of deferred acquisition costs and related tax		-	-	-	-	387	387	-	387

Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes, net of tax		-	-	34	-	-	34	-	34
Total other comprehensive income (loss)		-	-	34	(216)	387	205	-	205
Total comprehensive income (loss) for the year		-	-	2,197	(216)	387	2,368	-	2,368

Dividends	B7	-	-	(655)	-	-	(655)	-	(655)
Reserve movements in respect of share-based payments		-	-	42	-	-	42	-	42
Change in non-controlling interests arising principally from purchase and sale of property partnerships of the PAC with-profits fund and other consolidated investment funds		-	-	-	-	-	-	(38)	(38)

Share capital and share premium
New share capital subscribed	C10	1	16	-	-	-	17	-	17

Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	(13)	-	-	(13)	-	(13)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		-	-	36	-	-	36	-	36
Net increase (decrease) in equity		1	16	1,607	(216)	387	1,795	(38)	1,757
At beginning of year		127	1,873	5,244	282	1,038	8,564	43	8,607
At end of year		128	1,889	6,851	66	1,425	10,359	5	10,364

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Consolidated Statements Of Financial Position

31 December	Note	2014 £m	2013 £m
Assets
Intangible assets attributable to shareholders:
Goodwill	C5.1(a)	1,463	1,461
Deferred acquisition costs and other intangible assets	C5.1(b)	7,261	5,295
Total		8,724	6,756

Intangible assets attributable to with-profits funds:
Goodwill in respect of acquired subsidiaries for venture fund and other investment purposes	C5.2(a)	186	177
Deferred acquisition costs and other intangible assets	C5.2(b)	61	72
Total		247	249
Total intangible assets		8,971	7,005

Other non-investment and non-cash assets:
Property, plant and equipment	C13	978	920
Reinsurers’ share of insurance contract liabilities	C4.1(a)(iv)	7,167	6,838
Deferred tax assets	C8.1	2,765	2,412
Current tax recoverable	C8.2	117	244
Accrued investment income	C1.1	2,667	2,609
Other debtors	C1.1	1,852	1,746
Total		15,546	14,769

Investments of long-term business and other operations:
Investment properties	C14	12,764	11,477
Investment in joint ventures and associates accounted for using the equity method	D6	1,017	809
Financial investments:*
Loans	C3.4	12,841	12,566
Equity securities and portfolio holdings in unit trusts		144,862	120,222
Debt securities	C3.3	145,251	132,905
Other investments		7,623	6,265
Deposits		13,096	12,213
Total		337,454	296,457

Assets held for sale	D1(b)	824	916
Cash and cash equivalents		6,409	6,785
Total assets	C1,C3.1	369,204	325,932
*	Included within financial investments are £4,578 million (2013: £3,791 million) of lent securities.

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Consolidated Statements Of Financial Position (Continued)

31 December	Note	2014 £m	2013 £m
Equity and liabilities

Equity
Shareholders’ equity		11,811	9,650
Non-controlling interests		1	1
Total equity		11,812	9,651

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities		250,038	218,185
Investment contract liabilities with discretionary participation features		39,277	35,592
Investment contract liabilities without discretionary participation features		20,224	20,176
Unallocated surplus of with-profits funds		12,450	12,061
Total	C4.1(a)	321,989	286,014

Core structural borrowings of shareholder-financed operations:
Subordinated debt		3,320	3,662
Other		984	974
Total	C6.1	4,304	4,636

Other borrowings:
Operational borrowings attributable to shareholder-financed operations	C6.2	2,263	2,152
Borrowings attributable to with-profits operations	C6.2	1,093	895

Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements		2,347	2,074
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		7,357	5,278
Deferred tax liabilities	C8.1	4,291	3,778
Current tax liabilities	C8.2	617	395
Accruals and deferred income		947	824
Other creditors		4,262	3,307
Provisions	C12	724	635
Derivative liabilities	C3.5(b)	2,323	1,689
Other liabilities		4,105	3,736
Total		26,973	21,716
Liabilities held for sale	D1(b)	770	868
Total liabilities	C1,C3.1	357,392	316,281
Total equity and liabilities		369,204	325,932

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Consolidated Statements Of Cash Flows

Year ended 31 December	Note	2014 £m	2013 £m	2012 £m

Cash flows from operating activities
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)note (i)		3,154	2,082	3,117
Non-cash movements in operating assets and liabilities reflected in profit before tax:
Investments		(30,746)	(23,487)	(26,993)
Other non-investment and non-cash assets		(1,521)	(1,146)	(774)
Policyholder liabilities (including unallocated surplus)		27,292	21,951	26,362
Other liabilities (including operational borrowings)		3,797	1,907	(511)
Interest income and expense and dividend income included in result before tax		(8,315)	(8,345)	(7,772)
Other non-cash itemsnote (ii)		174	81	188
Operating cash items:
Interest receipts		7,155	6,961	6,483
Dividend receipts		1,559	1,738	1,530
Tax paid	B5	(721)	(418)	(925)
Net cash flows from operating activities		1,828	1,324	705
Cash flows from investing activities
Purchases of property, plant and equipment	C13	(172)	(221)	(139)
Proceeds from disposal of property, plant and equipment		10	42	14
Acquisition of subsidiaries and distribution rights, net of cash balance	D1	(535)	(405)	(224)
Change to Group’s holdings note (iii)	D1	152	-	23
Net cash flows from investing activities		(545)	(584)	(326)
Cash flows from financing activities
Structural borrowings of the Group:
Shareholder-financed operations:note (iv)	C6.1
Issue of subordinated debt, net of costs		-	1,124	-
Redemption of subordinated debt		(445)	-
Bank loan		-	-	25
Interest paid		(330)	(291)	(270)
With-profits operations:note (v)	C6.2
Interest paid		(9)	(9)	(9)
Equity capital:
Issues of ordinary share capital		13	6	17
Dividends paid		(895)	(781)	(655)
Net cash flows from financing activities		(1,666)	49	(892)
Net (decrease) increase in cash and cash equivalents		(383)	789	(513)
Cash and cash equivalents at beginning of year		6,785	6,126	6,741
Effect of exchange rate changes on cash and cash equivalents		7	(130)	(102)
Cash and cash equivalents at end of year		6,409	6,785	6,126

Notes

(i)	This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.
(ii)	Other non-cash items consist of the adjustment of non-cash items to profit before tax together with other net items, net purchases of treasury shares and other net movements in equity.
(iii)	In November 2014 PAC sold its 25 per cent equity stake in the PruHealth and PruProtect businesses to Discovery Group Europe Limited resulting in a net cash inflow of £152 million. The net cash inflow of £23 million for change in Group’s holdings in 2012 was in respect of the dilution of M&G’s holdings in PPM South Africa resulting in a reclassification from a subsidiary to an associate.
(iv)	Structural borrowings of shareholder-financed operations exclude borrowings to support short-term fixed income securities programmes, non-recourse borrowings of investment subsidiaries of shareholder-financed operations and other borrowings of shareholder-financed operations. Cash flows in respect of these borrowings are included within cash flows from operating activities.
(v)	Interest paid on structural borrowings of with-profits operations relate solely to the £100 million 8.5 per cent undated subordinated guaranteed bonds, which contribute to the solvency base of the Scottish Amicable Insurance Fund (SAIF), a ring-fenced sub-fund of the PAC with-profits fund. Cash flows in respect of other borrowings of with-profits funds, which principally relate to consolidated investment funds, are included within cash flows from operating activities.

The accompanying notes are an integral part of these financial statements

NOTES ON THE GROUP IFRS FINANCIAL STATEMENTS

Notes to Primary Statements

A	Background and accounting policies		Page
A1	Basis of preparation and exchange rates		F13
A2	Adoption of new accounting pronouncements in 2014		F14
A3	Accounting policies
	A3.1	Accounting policies and use of estimates and judgements	F14
	A3.2	New accounting pronouncements not yet effective	F29
B	Earnings performance
B1	Analysis of performance by segment
	B1.1	Segment results – profit before tax	F31
	B1.2	Short-term fluctuations in investment returns on shareholder-backed business	F32
	B1.3	Determining operating segments and performance measure of operating segments	F34
	B1.4	Segmental income statement	F39
	B1.5	Revenue	F42
B2	Profit before tax – Asset management operations		F44
B3	Acquisition costs and other expenditure		F45
	B3.1	Staff and employment costs	F46
	B3.2	Share-based payment	F46
	B3.3	Key management remuneration	F49
	B3.4	Fees payable to the auditor	F49
B4	Effect of changes and other accounting features on insurance assets and liabilities		F49
B5	Tax charge		F51
B6	Earnings per share		F56
B7	Dividends		F58
C	Balance sheet notes
C1	Analysis of Group position by segment and business type
	C1.1	Group statement of financial position – analysis by segment	F59
	C1.2	Group statement of financial position – analysis by business type	F64
C2	Analysis of segment position by business type
	C2.1	Asia insurance operations	F65
	C2.2	US insurance operations	F66
	C2.3	UK insurance operations	F68
	C2.4	Asset management operations	F70
C3	Assets and liabilities – Classification and Measurement
	C3.1	Group assets and liabilities – Classification	F71
	C3.2	Group assets and liabilities – Measurement	F73
	C3.3	Debt securities	F81
	C3.4	Loans portfolio	F88
	C3.5	Financial instruments – additional information
		C3.5(a) Market risk	F90
		C3.5(b) Derivatives and Hedging	F93
		C3.5(c) Derecognition, collateral and offsetting	F94
		C3.5(d) Impairment of financial assets	F96

C	Balance sheet notes (continued)		Page
C4	Policyholder liabilities and unallocated surplus of with-profits funds
	C4.1	Movement and duration of liabilities
		C4.1(a) Group overview	F97
		C4.1(b) Asia insurance operations	F101
		C4.1(c) US insurance operations	F103
		C4.1(d) UK insurance operations	F105
	C4.2	Products and determining contract liabilities
		C4.2(a) Asia	F106
		C4.2(b) US	F108
		C4.2(c) UK	F112
C5	Intangible assets
	C5.1	Intangible assets attributable to shareholders
		C5.1(a) Goodwill attributable to shareholders	F118
		C5.1(b) Deferred acquisition costs and other intangible assets attributable to shareholders	F119
	C5.2	Intangible assets attributable to with-profits funds	F123
C6	Borrowings
	C6.1	Core structural borrowings of shareholder- financed operations	F124
	C6.2	Other borrowings	F125
	C6.3	Maturity analysis	F125
C7	Risk and sensitivity analysis
	C7.1	Group overview	F126
	C7.2	Asia insurance operations	F128
	C7.3	US insurance operations	F130
	C7.4	UK insurance operations	F135
	C7.5	Asset management and other operations	F138
C8	Tax assets and liabilities
	C8.1	Deferred tax	F138
	C8.2	Current tax	F139
C9	Defined benefit pension schemes		F139
C10	Share capital, share premium and own shares		F148
C11	Capital position statement
	C11.1	Life assurance business	F150
	C11.2	Asset management operations – regulatory and other surplus	F157
C12	Provisions		F157
C13	Property, plant and equipment		F158
C14	Investment properties		F158
D	Other notes
D1	Corporate transactions		F159
D2	Domestication of the Hong Kong branch business		F161
D3	Contingencies and related obligations		F161
D4	Post balance sheet events		F163
D5	Subsidiary undertakings		F163
D6	Investments in joint ventures and associates		F164
D7	Related party transactions		F165
D8	Commitments		F166

Prudential plc and subsidiaries

Notes to the consolidated financial statements

31 December 2014

A	BACKGROUND AND ACCOUNTING POLICIES

A1	Basis of preparation and exchange rates

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

Basis of preparation

These statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU) as required by EU law (IAS Regulation EC1606/2032). EU-endorsed IFRS may differ from IFRS issued by the IASB if, at any point in time, new or amended IFRS have not been endorsed by the EU. At 31 December 2014, there were no unendorsed standards effective for the two years ended 31 December 2014 affecting the consolidated financial information of the Group and there were no differences between IFRS endorsed by the EU and IFRS issued by the IASB in terms of their application to the Group.

Except for the adoption of the new and amended accounting standards for Group IFRS reporting as described in note A2 below, the accounting policies applied by the Group in determining the IFRS basis results in this report are the same as those previously applied in the Group’s consolidated financial statements for the year ended 31 December 2013.

Exchange rates

The exchange rates applied for balances and transactions in currency other than the presentational currency of the Group, pounds sterling (GBP) were:

	Closing rate at 31 Dec 2014	Average rate for 2014	Closing rate at 31 Dec 2013	Average rate for 2013	Closing rate at 31 Dec 2012	Average rate for 2012	Opening rate at 1 Jan 2012
Local currency: £
Hong Kong	12.09	12.78	12.84	12.14	12.60	12.29	12.07
Indonesia	19,311.31	19,538.56	20,156.57	16,376.89	15,665.76	14,842.01	14,091.80
Malaysia	5.45	5.39	5.43	4.93	4.97	4.89	4.93
Singapore	2.07	2.09	2.09	1.96	1.99	1.98	2.02
India	98.42	100.53	102.45	91.75	89.06	84.70	82.53
Vietnam	33,348.46	34,924.62	34,938.60	32,904.71	33,875.42	33,083.59	33,688.16
Thailand	51.30	53.51	54.42	48.11	49.72	49.26	49.03
US	1.56	1.65	1.66	1.56	1.63	1.58	1.55
The exchange movement arising during 2014 recognised in other comprehensive income is:

	2014 £m	2013 £m	2012 £m
Asia operations	109	(319)	(87)
US operations	243	(37)	(187)
Unallocated to a segment (central funds)*	(137)	101	60
	215	(255)	(214)
*	The exchange rate movement unallocated to a segment mainly reflects the translation of currency borrowings which have been designated as a net investment hedge against the currency risk of the investment in Jackson.

The consolidated financial statements do not represent Prudential’s statutory accounts for the purposes of the UK Companies Act. These financial statements are based on the prescribed formats. The Groups external auditors have reported on the 2014, 2013 and 2012 statutory accounts. Statutory accounts for 2013 and 2012 have been delivered to the UK Registrar of Companies and those for 2014 will be delivered following the Company’s Annual General Meeting. The auditors reports were (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under Section 498(2) or (3) of the UK Companies Act 2006.

A2	Adoption of new accounting pronouncements in 2014

The Group has adopted the following accounting pronouncements in 2014 but their adoption has had no material impact on the results and financial position of the Group:

•	Amendments to IAS 32 ‘Offsetting financial assets and financial liabilities’; and
•	IFRIC 21, ‘Levies.

This is not intended to be a complete list as only those accounting pronouncements that could have an impact upon the Group’s financial statements are described.

A3	Accounting policies

A3.1	Accounting policies and use of estimates and judgements

This note provides detailed accounting policies adopted by the Group to prepare the consolidated financial statements. These accounting policies are applied consistently for all years presented and normally are not subject to changes unless new accounting standards, interpretations or amendments are introduced by the IASB.

(a)	Critical accounting policies, accounting estimates and judgements

Prudential believes that its critical accounting policies are limited to those referenced in the table below:

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

The preparation of these financial statements requires Prudential to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. Prudential evaluates its estimates, including those related to long-term business provisioning and the fair value of assets. The table below sets out items that require the Group to make critical estimates and judgements in applying the relevant accounting policy:

Critical accounting estimates and assumptions	Accounting policy reference
Classification of insurance and investment contracts	A3.1(c)
Measurement of policyholder liabilities	A3.1(d)
Measurement of deferred acquisition costs	A3.1(f)
Determination of fair value of financial investments	A3.1(j)(ii)
Determining impairment relating to financial assets	A3.1(j)(iii)

(b)	Basis of consolidation

The Group consolidates those investees it is deemed to control. The Group has control over an investee if all three of the following are met: (1) it has power over an investee; (2) it is exposed to, or has rights, to variable returns from its involvement with the investee; and (3) it has ability to use its power over the investee to affect its own returns.

(i)	Subsidiaries

Subsidiaries are those investees which the Group controls. The vast majority of Group’s subsidiaries are corporate entities where the Group holds the majority of voting rights and are consolidated. The consolidation of other vehicles held by the Group is discussed below:

The Group’s insurance operations invest in a number of limited partnerships, either directly or through unit trusts, through a mix of capital and loans. These limited partnerships are managed by general partners, in which the Group hold equity. Such interest in general partners and limited partnerships provide the Group with voting and similar rights to participate in the governance framework of the relevant activities in which limited partnerships are engaged in. Accounting for the limited partnerships as subsidiaries, joint ventures, associates or other financial investments depends on the terms of each partnership agreement and the shareholdings in the general partners. In the context of direct investment in limited partnerships, the following circumstances may indicate a relationship in which, in substance, the Group controls and consequently consolidates a limited partnership:

•	The Group has existing rights that give it the current ability to direct the relevant activities of the limited partnership, ie activities that significantly affect the generation of economic returns from the limited partnership’s operation;
•	The Group has the power to obtain the significant benefits of the activities of the limited partnerships. Generally, it is presumed that the Group has significant benefits if its participation in the limited partnership is greater than 20 per cent; and
•	The Group’s current ability to join together with other partners to direct the activities of the partnership.

The Group performs a re-assessment of consolidation whenever there is a change in the substance of the relationship between the Group and a limited partnership. Where the Group is deemed to control limited partnership, it is treated as a subsidiary and its results, assets and liabilities are consolidated. Where the Group holds a minority share in a limited partnership, with no control over their associated general partners, the investments are carried at fair value through profit or loss within financial investments in the consolidated statement of financial position.

The limited partnerships consolidated by the Group include Qualifying Partnerships as defined under the UK Partnerships (Accounts) Regulations 2008 (the “Partnerships Act”). Certain of these limited partnerships have taken advantage of the exemption under regulation 7 of the Partnerships Act from the financial statements requirements under regulations 4 to 6, on the basis that these limited partnerships are dealt with on a consolidated basis in these financial statements.

The Group does not have subsidiaries with a material percentage of non-controlling interests.

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

With the exception of those referred to below, the Group accounts for its investments in joint ventures and associates by using the equity method of accounting. The Group’s share of profit or loss of its joint ventures and associates is recognised in the income statement and its share of movements in other comprehensive income is recognised in other comprehensive income. The equity method of accounting does not apply to investments in associates and joint ventures held by the Group’s insurance or investment funds including venture capital business or mutual funds or unit trusts, which as allowed by IAS 28, ‘Investments in Associates and Joint Ventures’, are carried at fair value through profit or loss.

(iii)	Structured entities

Structured entities are those which have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. In addition to the entities discussed above in A3.1b(i), the Group as part of its business strategy invests in structured entities such as Open-Ended

Investment Companies (OEICs), Unit Trusts (UTs), variable interest entities, investment vehicles within separate accounts offered through variable annuities, collateral debt obligations, mortgage-backed securities, and similar asset-backed securities.

Open-ended investment companies and unit trusts

The Group invests in open-ended investment companies and unit trusts, which invest mainly in equities, bonds, cash and cash equivalents, and properties. The Group’s percentage ownership in these entities can fluctuate on a daily basis according to the participation of the Group and other investors in them. For these entities, the following circumstances may indicate, in substance, the Group has power over an entity:

•	The entity is managed by the Group’s asset manager and the group holds a significant investment in the entity; and
•	Where the entity is managed by asset manager outside the Group, Prudential has existing rights that gives it the ability to direct the current activities of the entity. In assessing the Group’s ability to direct an entity, the Group considers its ability relative to other investors. The Group has limited number of open-ended investment companies and unit trusts where it considers it has such ability.

For the entity managed by asset managers outside the Group with no current ability to direct its activities, the Group is deemed to have no power over such an entity.

For those entities managed by the Group’s asset managers, it is generally presumed that the Group is exposed to, or has rights, to variable returns from an entity and has ability to use its power to affect its own returns where Group’s holding is greater than 50 per cent and is deemed to have no significant influence over an entity for participation less than 20 per cent. For holdings between 20 per cent and 50 per cent, the Group performs an assessment of power and associated control over an entity on a case by case basis. For these entities, the following circumstances may indicate that the Group controls an entity:

•	The Group has power over the relevant activities of the entity; and
•	The exposure, or rights, to variable returns (including administrative and performance fee earned by the Group’s asset manager) from the entity is higher than the Group’s interest.

Where the Group is deemed to control these entities they are treated as a subsidiary and are consolidated, with the interests of investors other than the Group being classified as liabilities and appear as net asset value attributable to unit holders of consolidated unit trusts and similar funds.

Where the Group does not control these entities (as it is deemed to be acting as an agent) and they do not meet the definition of associates, they are carried at fair value through profit or loss within financial investments in the consolidated statement of financial position.

Where the Group’s asset manager set up the open-ended investment companies and unit trusts as part of asset management operations, the Group’s interest is limited to the administration fees charged to manage the assets of such entities. With no participation in these entities, the Group does not retain risks associated with open-ended investment companies and unit trusts.

The Group generates returns and retains the ownership risks in investment vehicles commensurate to its participation and does not have any further exposure to the residual risks of the open-ended investment companies and unit trusts. For these open-ended investment companies and unit-trusts, the Group is not deemed to control the entities but to be acting as an agent.

Jackson’s separate account assets

Jackson offers variable contracts that invest contract holder’s premiums, at the contract holders’ direction, in investment vehicles (“Separate Accounts”) that invest in equity, fixed income, bonds and money market mutual funds. The contract holder retains the underlying returns and the ownership risks related to the separate accounts and its underlying investments. The shareholder’s economic interest in separate accounts is limited to the administrative fees charged. The separate accounts are set up as separate regulated entities governed by a Board of Governors or trustees for which the majority of the members are independent of Jackson or any affiliated entity. The independent members represent contract holders’ interest and are responsible for any decision making that impacts contract holders’ interest and governs the operational activities of the entities’ advisors, including asset managers managing the investment vehicles. Accordingly the Group does not control these vehicles. These investments are carried at fair value through profit or loss within financial investments in the consolidated statement of financial position.

Other structured entities

The Group holds investments in mortgage-backed securities, collateral debt obligations and similar asset-backed securities that are actively traded in a liquid market. The Group is not the sponsor of the vehicles in which it holds investments and has no administrative rights over the vehicle’s activities. The Group generates returns and retains the ownership risks commensurate to its holding and its exposure to the investments. Accordingly the Group does not have power over the relevant activities of such vehicles and all are carried at fair value through profit or loss within financial investments in the consolidated statement of financial position.

The table below provides aggregate carrying amounts of the investments in unconsolidated structured entities reported in the Group’s statement of financial position:

	2014 £m			2013 £m
	OEICs/UTs	Separate account assets	Other structured entities	OEICs/UTs	Separate account assets	Other structured entities
Statement of financial position line items
Equity securities and portfolio holdings in unit trusts	12,690	81,741	-	13,175	65,681	-
Debt securities	-	-	12,715	-	-	13,190
Total	12,690	81,741	12,715	13,175	65,681	13,190

The Group generates returns and retains the ownership risks in these investments commensurate to its participation and does not have any further exposure to the residual risks or losses of the investments or the vehicles in which it holds investments.

As at 31 December 2014, the Group does not have an agreement, contractual or otherwise, or intention to provide financial support to structured entities that could expose the Group to a loss.

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

a	That are likely to be a significant portion of the total contract benefits;
b	Whose amount or timing is contractually at the discretion of the insurer; and
c	That are contractually based on asset or fund performance, as discussed in IFRS 4.

Business units	Insurance contracts and investment contracts with discretionary participation features	Investment contracts without discretionary participation features
Asia	• With-profits contracts • Non-participating term contracts • Whole life contracts • Unit-linked policies • Accident and health policies	• Minor amounts for a number of small categories of business
US	• Variable annuity contracts • Fixed annuity contracts • Life insurance contracts	• Guaranteed investment contracts (GICs) • Minor amounts of ‘annuity certain’ contracts
UK	• With-profits contracts • Bulk and individual annuity business • Non-participating term contracts	• Certain unit-linked savings and similar contracts

(d)	Measurement of policyholder liabilities and unallocated surplus of with-profits funds

The measurement basis of policyholder liabilities is dependent upon the classification of the contracts under IFRS 4 described in note A3.1(c) above.

IFRS 4 permits the continued usage of previously applied Generally Accepted Accounting Practices (GAAP) for insurance contracts and investment contracts with discretionary participating features. Accordingly, except for UK regulated with-profits funds as discussed below, the modified statutory basis of reporting as set in the Statement of Recommended Practice issued by Association of British Insurers (ABI) was adopted by the Group on first time adoption of IFRS in 2005.

For investment contracts that do not contain discretionary participating features, IAS 39 and, where the contract includes an investment management element, IAS 18, ’Revenue’, apply measurement principles to assets and liabilities attaching to the contract.

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

Asia insurance operations

The policyholder liabilities for businesses in Asia are determined in accordance with methods prescribed by local GAAP adjusted to comply, where necessary, with the modified statutory basis. Refinements to the local reserving methodology are generally treated as changes in estimates, dependent on their nature.

For the operations in India, Japan, Taiwan and, until 2012, Vietnam, the local GAAP is not appropriate as a starting point in the context of the modified statutory basis, and, instead, the accounting for insurance contracts is based on US GAAP. For these operations the business written is primarily non-participating linked and participating business. The future policyholder benefit provisions for non-participating linked business are determined using the net level premium method, with an allowance for surrenders, maintenance and claim expenses. Rates of interest used in establishing the policyholder benefit provisions vary by operation depending on the circumstances attaching to each block of business. Where appropriate, liabilities for participating business for these operations include provisions for the policyholders’ interest in investment gains and other surpluses that have yet to be declared as bonuses.

While the basis of valuation of liabilities in this business is in accordance with the requirements of the ABI SORP, it may differ from that determined on the modified statutory basis for UK operations with the same features.

US insurance operations

In accordance with the modified statutory basis, the policyholder liabilities for Jackson’s conventional protection-type policies are determined under US GAAP principles with locked in assumptions for mortality, interest, policy lapses and expenses along with provisions for adverse deviations. For non-conventional protection-type policies, the policyholder liabilities includes the policyholder account balance. Acquisition costs are accounted for as explained in section (f) below.

UK insurance operations

The UK regulated with-profits funds are accounted for by the voluntary application of the UK accounting standard FRS 27 ‘Life Assurance’ that requires liabilities to be calculated as the realistic basis liabilities. The realistic basis liabilities are measured by reference to the PRA’s Peak 2 basis of reporting. This Peak 2 basis requires the value of liabilities to be calculated as:

•	A with-profits benefits reserve; plus
•	Future policy related liabilities; plus
•	The realistic current liabilities of the fund.

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

(ii)	Investment contracts with discretionary participation features

For investment contracts with discretionary participation features, the accounting basis is consistent with the accounting for similar with-profits insurance contracts. Other investment contracts are accounted for on a basis that reflects the hybrid nature of the arrangements, where part is accounted for as a financial instrument under IAS 39 and the investment management service component is accounted for under IAS 18.

For those investment contracts in the US with fixed and guaranteed terms, the Group uses the amortised cost model to measure the liability.

Those investment contracts without fixed and guaranteed terms are designated as fair value through profit or loss because the resulting liabilities are managed and their performance is evaluated on a fair value basis. Where the contract includes a surrender option its carrying value is subject to a minimum carrying value equal to its surrender value.

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

The measurement of reinsurance assets is consistent with the measurement of the underlying direct insurance contracts. The treatment of any gains or losses arising on the purchase of reinsurance contracts is dependent on the underlying accounting basis of the entity concerned.

(f)	Deferred acquisition costs for insurance contracts

Except for acquisition costs of with-profits contracts of the UK regulated with-profits funds, which are accounted for under the realistic PRA regime, costs of acquiring new insurance business are accounted for in a way that is consistent with the principles of the ABI SORP with deferral and amortisation against margins in future revenues on the related insurance policies. Costs of acquiring new insurance business, principally commissions, marketing and advertising and certain other costs associated with policy insurance and underwriting that are not reimbursed by policy charges, are specifically identified and capitalised as part of deferred acquisition costs. In general, this deferral is presentationally shown by an explicit carrying value in the balance sheet. However, in some Asia operations the deferral is implicit through the reserving methodology. The recoverability of the explicitly and implicitly deferred acquisition costs is measured and are deemed impaired if the projected margins are less than the carrying value. To the extent that the future margins differ from those anticipated, then an adjustment to the carrying value will be necessary.

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

US insurance operations

Under IFRS 4, the Group applies grandfathered US GAAP for measuring the insurance assets and liabilities of US insurance operations. The Group adopted FAS ASU 2010-26 on ‘Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts’ from 1 January 2012 and capitalises only those incremental costs directly relating to successfully acquiring a contract.

For term business, acquisition costs are deferred and amortised in line with expected premiums. For annuity and interest-sensitive life business, acquisition costs are deferred and amortised in line with expected gross profits on the relevant contracts. For interest-sensitive business, the key assumption is the long-term spread between the earned rate on investments and the rate credited to policyholders, which is based on an annual spread analysis. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of Jackson’s actual industry experience and future expectations. A detailed analysis of actual mortality, lapse and expenses experience is performed using internally developed experience studies.

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

As permitted by IFRS 4, Jackson uses shadow accounting to make adjustments to the liabilities or related deferred acquisition costs which are recognised directly in other comprehensive income. Jackson accounts for the majority of its investment portfolio on an available-for-sale basis whereby unrealised gains and losses are recognised in other comprehensive income. To the extent that recognition of unrealised gains or losses on available-for-sale securities causes adjustments to the carrying value and amortisation patterns of deferred acquisition costs and deferred income, these adjustments are recognised in other comprehensive income to be consistent with the treatment of the gains or losses on the securities. More precisely, shadow deferred acquisition costs adjustments reflect the change in deferred acquisition costs that would have arisen if the assets held in the statement of financial position had been sold, crystallising unrealised gains or losses, and the proceeds reinvested at the yields currently available in the market.

UK insurance operations

For UK regulated with-profits funds where the realistic FSA regime is applied, the basis of setting liabilities is such that it would be inappropriate for acquisition costs to be deferred therefore these costs are expensed as incurred. The majority of the UK shareholder-backed business is individual and group annuity business where the incidence of acquisition costs is negligible.

(g)	Liability adequacy test

The Group performs adequacy testing on its insurance liabilities to ensure that the carrying amounts (net of related deferred acquisition costs) and, where relevant, present value of acquired in-force business is sufficient to cover current estimates of future cash flows. Any deficiency is immediately charged to the income statement.

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

Investment return included in the income statement principally comprises interest income, dividends, investment appreciation/depreciation (realised and unrealised gains and losses) on investments designated as fair value through profit or loss, and realised gains and losses (including impairment losses) on Jackson’s debt securities designated as available-for-sale. Movements in unrealised appreciation/depreciation of Jackson’s debt securities designated as available-for-sale are recorded in other comprehensive income. Interest income is recognised as it accrues, taking into account the effective yield on investments. Dividends on equity securities are recognised on the ex-dividend date and rental income is recognised on an accrual basis.

(j)	Financial investments other than instruments classified as long-term business contracts
(i)	Investment classification

The Group holds financial investments in accordance with IAS 39, whereby subject to specific criteria, financial instruments are required to be accounted for under one of the following categories:

•	Financial assets and liabilities at fair value through profit or loss – this comprises assets and liabilities designated by management as fair value through profit or loss on inception and derivatives that are held for trading. These investments are measured at fair value with all changes thereon being recognised in investment return in the income statement;
•	Financial investments on an available-for-sale basis – this comprises assets that are designated by management as available-for-sale and/or do not fall into any of the other categories. These assets are initially recognised at fair value plus attributable transaction costs. For available-for-sale debt securities, the difference between their cost and par value is amortised to the income statement using the effective interest rate. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset;

•	Available-for-sale assets are subsequently measured at fair value. Interest income is recognised on an effective interest basis in the income statement. Except for foreign exchange gains and losses on debt securities, not in functional currency, which are included in the income statement, unrealised gains and losses are recognised in other comprehensive income. Upon disposal or impairment, accumulated unrealised gains and losses are transferred from other comprehensive income to the income statement as realised gains or losses; and
•	Loans and receivables – except for those designated as at fair value through profit or loss or available-for-sale, these instruments comprise non-quoted investments that have fixed or determinable payments. These instruments include loans collateralised by mortgages, deposits, loans to policyholders and other unsecured loans and receivables. These investments are initially recognised at fair value plus transaction costs. Subsequently, these instruments are carried at amortised cost using the effective interest method.

The Group uses the trade date method to account for regular purchases and sales of financial assets.

(ii)	Use of fair value

The Group uses current bid prices to value its investments with quoted prices. Actively traded investments without quoted prices are valued using prices provided by third parties as described further in note C3.2. If there is no active established market for an investment, the Group applies an appropriate valuation technique such as a discounted cash flow technique.

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

If the market for a financial investment of the Group is not active, the fair value is determined by using valuation techniques. The Group establishes fair value for these financial investments by using quotations from independent third parties, such as brokers or pricing services, or by using internally developed pricing models. Priority is given to publicly available prices from independent sources when available, but overall the source of pricing and/or the valuation technique is chosen with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date. The valuation techniques include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option-adjusted spread models and, if applicable, enterprise valuation and may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these financial investments.

Financial investments measured at fair value are classified into a three level hierarchy as described in note C3.2(b).

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

For Jackson’s residential mortgage-backed and other asset-backed securities, all of which are classified as available-for-sale, the model used to analyse cash flows, begins with the current delinquency experience of the underlying collateral pool for the structure, by applying assumptions about how much of the currently delinquent loans will eventually default, and multiplying this by an assumed loss severity. Additional factors are applied to anticipate ageing effects. After applying a cash flow simulation an indication is obtained as to whether or not the security has suffered, or is anticipated to suffer, contractual principal or interest payment shortfalls. If a shortfall applies an impairment charge is recorded. The difference between the fair value and book cost for unimpaired securities designated as available-for-sale is accounted for as unrealised gains or losses, with the movements in the accounting period being included in other comprehensive income.

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

Certain mortgage loans of the UK insurance operations and, consequent upon the purchase of REALIC in 2012 by Jackson, policy loans held to back funds withheld under reinsurance arrangements have been designated at fair value through profit or loss as these loan portfolios are managed and evaluated on a fair value basis.

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

The Group does not regularly seek to apply fair value or cash flow hedging treatment under IAS 39. The exceptions, where hedge accounting has been applied in 2014 and 2013, are summarised in note C3.5(b).

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

For Jackson, an extensive derivative programme is maintained. Value movements on the derivatives held can be very significant in their effect on shareholder results. Further details on this aspect of the Group’s financial reporting are described in note B1.2.

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

Taking account of these considerations, the Group has decided that, except for occasional circumstances, it is not appropriate to seek to achieve hedge accounting under IAS 39. As a result of this decision, the total income statement results are more volatile as the movements in the value of Jackson’s derivatives are reflected within it. This volatility is reflected in the level of short-term fluctuations in investment returns, as shown in notes B1.1 and B1.2.

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

(ix)	Financial liabilities designated at fair value through profit or loss

Consistent with the Group’s risk management and investment strategy and the nature of the products concerned, the Group has designated under IAS 39 classification certain financial liabilities at fair value through profit or loss as these instruments are managed and their performance evaluated on a fair value basis. These instruments include liabilities related to consolidated collateralised debt obligations and net assets attributable to unit holders of consolidated unit trusts and similar funds.

(k)	Presentation of results before tax

The total tax charge for the Group reflects tax that in addition to relating to shareholders’ profits, is also attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies. This is explained in more detail in note B5. Reported profit before the total tax charge is not representative of pre-tax profits attributable to shareholders. Accordingly, in order to provide a measure of pre-tax profits attributable to shareholders the Group has chosen to adopt an income statement presentation of the tax charge and pre-tax results that distinguishes between policyholder and shareholder components.

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

For shareholder-backed business, with the exception of debt securities held by Jackson and assets classified as loans and receivables at amortised cost, all financial investments and investment property are designated as assets at fair value through profit or loss. The short-term fluctuations affect the result for the year and the Group provides additional analysis of results before and after short-term fluctuations in investment returns, together with other items that are of a short-term, volatile or one-off nature. Short-term fluctuations in investment returns on such assets held by with-profits funds, do not affect directly reported shareholder results. This is because (i) the unallocated surplus of with-profits funds is accounted for as a liability and (ii) excess or deficits of income and expenditure of the funds over the required surplus for distribution are transferred to or from unallocated surplus.

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

For the Group’s defined benefit schemes, if the present value of the defined benefit obligation exceeds the fair value of the scheme assets, then a liability is recorded in the Group’s statement of financial position. By contrast, if the fair value of the assets exceeds the present value of the defined benefit obligation then the surplus will only be recognised if the nature of the arrangements under the trust deed, and funding arrangements between the Trustee and the Company, support the availability of refunds or recoverability through agreed reductions in future contributions. In addition, if there is a constructive obligation for the Company to pay deficit funding, this is also recognised such that the financial position recorded for the scheme reflects the higher of any underlying IAS 19 deficit and the obligation for deficit funding.

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

Deferred taxes are provided under the liability method for all relevant temporary differences. IAS 12, ‘Income Taxes’ does not require all temporary differences to be provided for, in particular, the Group does not provide for deferred tax on undistributed earnings of subsidiaries where the Group is able to control the timing of the distribution and the temporary difference created is not expected to reverse in the foreseeable future. Deferred tax assets are only recognised when it is more likely than not that future taxable profits will be available against which these losses can be utilised.

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

Intangible assets acquired on the purchase of a subsidiary or portfolio of contracts are measured at fair value on acquisition. Deferred acquisition costs are accounted for as described in policy notes (d) and (f) above. Other intangible assets, such as distribution rights and software, are valued initially at the price paid to acquire them and are subsequently carried at cost less amortisation and any accumulated impairment losses. Distribution rights relate to fees paid under bancassurance partnership arrangements for bank distribution of products for the term of the contract. Amounts for distribution rights are amortised on a basis to reflect the pattern in which the future economic benefits are expected to be consumed by reference to new business levels. The same principles apply to determining the amortisation method for other intangible assets unless the pattern cannot be determined reliably, in which case a straight line method is applied. Amortisation of intangible assets is charged to the “acquisition costs” and other expenditure line in the income statement.

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

The Group’s consolidated financial statements are presented in pounds sterling, the Group’s presentation currency. Accordingly, the results and financial position of foreign subsidiaries must be translated into the presentation currency of the Group from their functional currencies, ie the currency of the primary economic environment in which the entity operates. All assets and liabilities of foreign subsidiaries are converted at year end exchange rates while all income and expenses are converted at average exchange rates where this is a reasonable approximation of the rates prevailing on transaction dates. The impact of these currency translations is recorded as a separate component in the statement of comprehensive income.

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

The following standards, interpretations and amendments have been issued but are not yet effective in 2014, including those which have not yet been adopted in the EU. This is not intended to be a complete list as only those standards, interpretations and amendments that could have an impact upon the Group’s financial statements are discussed.

(a)	Accounting pronouncements endorsed by the EU but not yet effective

Annual improvements to IFRS – 2010-2012 Cycle and 2011-2013 Cycle

These improvements include minor changes to ten IFRS standards, and are effective for annual periods beginning on or after 1 July 2014. The amendment to IFRS 2 ‘Share-based payment’ and IFRS 3 ‘Business combinations’ included in Annual improvements to IFRSs 2010 to 2012 cycle are applied to share-based payment transactions for which the grant date is on or after 1 July 2014 and to business combinations for which the date of acquisition is on or after 1 July 2014, respectively. In these financial statements, the Group had no transactions on or after 1 July that were affected by these amendments. The Group is assessing the impact of the remaining amendments, but they are not expected to have a significant impact on the Group’s financial statements.

(b)	Accounting pronouncements not yet endorsed by the EU

Clarification of Acceptable Methods of Depreciation and Amortisation (Amendments to IAS 16 and IAS 38)

The amendments published in May 2014 provide additional guidance on how the depreciation or amortisation of property, plant and equipment and intangible assets should be calculated. They are effective for annual periods beginning on or after 1 January 2016, with earlier application being permitted. The Group does not expect these amendments to have a significant impact on the Group’s financial statements.

IFRS 15, ‘Revenue from Contracts with Customers’

This standard effective for annual periods beginning on or after 1 January 2017, provides a single framework to recognise revenue for contracts with different characteristics and overrides the framework provided for such contracts in other standards. The following contracts are exempt from this standard:

•	Lease contracts within IAS 17;
•	Insurance contracts within IFRS 4;
•	Financial instruments as covered within IAS 39, IFRS 9, 10 and 11; and
•	IAS 27, IAS 28 and IAS 29.

The Group is assessing the impact of this standard but it is not expected to have a significant impact on the Group’s financial statements.

IFRS 9, ‘Financial instruments: Classification and measurement’

In July 2014, the IASB published a complete version of IFRS 9 with the exception of macro hedge accounting. The standard becomes mandatorily effective for the annual periods beginning on or after 1 January 2018, with early application permitted and transitional rules apply. This standard replaces the existing IAS 39,“Financial Instruments - Recognition and measurement”, and will affect:

•	The classification and the measurement of financial assets and liabilities.

Under IFRS 9, financial assets are classified under one of the following categories: amortised cost, fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVTPL) based on their contractual cash flow characteristics and/or the business model in which they are held. The existing amortised cost measurement for financial liabilities is largely maintained under IFRS 9 but for financial liabilities designated at FVTPL, changes in fair value due to changes in entity’s own credit risk are to be recognised in other comprehensive income;

•	The calculation of the impairment charge relevant for financial assets held at amortised cost or FVOCI. A new impairment model based on an expected credit loss approach replaces the existing IAS 39 incurred loss impairment model; and

•	The hedge accounting requirements which are more closely aligned with the risk management activities of the company.

The Group is assessing the impact of this standard in conjunction with the requirements of the IASB’s proposals for insurance contracts accounting as they are developed to a final standard. The adoption of the requirements of IFRS 9 may result in reclassification of certain of the Group’s financial assets and hence lead to a change in the measurement of these instruments or the performance reporting of value movements. In addition, for the Group’s investments classified as FVOCI, as noted above, the impairment provisioning approach is altered. The Group does not currently apply hedge accounting for most of its derivative programmes but will reconsider its approach in light of new requirements under the standard on adoption.

B	EARNINGS PERFORMANCE

B1	Analysis of performance by segment

B1.1	Segment results – profit before tax

		2014 £m	2013 £m	2012 £m
	Note
Asia operations
Insurance operations	B4(a)
Operating result before gain on sale of stake in China Life of Taiwan		1,052	1,003	862
Gain on sale of stake in China Life of Taiwan			-	51
Total Asia insurance operations		1,052	1,003	913
Development expenses		(2)	(2)	(7)
Total Asia insurance operations after development expenses		1,050	1,001	906
Eastspring Investments		90	74	69
Total Asia operations		1,140	1,075	975

US operations
Jackson (US insurance operations)	B4(b)	1,431	1,243	964
Broker-dealer and asset management		12	59	39
Total US operations		1,443	1,302	1,003

UK operations
UK insurance operations:	B4(c)
Long-term business		752	706	703
General insurance commissionnote (i)		24	29	33
Total UK insurance operations		776	735	736
M&G (including Prudential Capital)		488	441	371
Total UK operations		1,264	1,176	1,107
Total segment profit		3,847	3,553	3,085

Other income and expenditure
Investment return and other income		15	10	13
Interest payable on core structural borrowings		(341)	(305)	(280)
Corporate expenditurenote (ii)		(293)	(263)	(231)
Total		(619)	(558)	(498)
Solvency II implementation costs		(28)	(29)	(48)
Restructuring costsnote (iii)		(14)	(12)	(19)
Operating profit based on longer-term investment returns		3,186	2,954	2,520
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(574)	(1,110)	187
Gain on sale of PruHealth and PruProtectnote (iv)		86	-	-
Amortisation of acquisition accounting adjustmentsnote (v)	D1	(79)	(72)	(19)
Gain on dilution of Group holdings	D1	-	-	42
(Loss) profit attaching to held for sale Japan Life business	D1	-	(102)	17
Costs of domestication of Hong Kong branch	D2	(5)	(35)	-
Profit before tax attributable to shareholders		2,614	1,635	2,747

Basic earnings per share (in pence)	B6	2014	2013	2012
Based on operating profit based on longer-term investment returns		96.6p	90.9p	76.9p
Based on profit for the year		86.9p	52.8p	85.1p

Notes

(i)	The Group’s UK insurance operations transferred its general insurance business to Churchill in 2002. General insurance commission represents the commission receivable net of expenses for Prudential-branded general insurance products as part of this arrangement, which terminates at the end of 2016.
(ii)	Corporate expenditure as shown above is for Group Head Office and Asia Regional Head Office.

(iii)	Restructuring costs are incurred in the UK and represent one-off business development expenses.
(iv)	In November 2014, PAC completed the sale of its 25 per cent equity stake in the PruHealth and PruProtect businesses to Discovery Group Europe Limited.
(v)	Amortisation of acquisition accounting adjustments principally relate to the acquired REALIC business of Jackson.

B1.2	Short-term fluctuations in investment returns on shareholder-backed business

	2014 £m	2013 £m	2012 £m
Insurance operations:
Asianote (i)	178	(204)	54
USnote (ii)	(1,103)	(625)	(90)
UKnote (iii)	464	(254)	136
Other operationsnote (iv)	(113)	(27)	87
Total	(574)	(1,110)	187

Notes

(i)	Asia insurance operations
In Asia, the positive short-term fluctuations of £178 million (2013: negative £(204) million; 2012: positive £54 million) primarily reflect net unrealised movements on bond holdings following falls in bond yields across the region during the year.
(ii)	US insurance operations
The short-term fluctuations in investment returns for US insurance operations comprise amounts, net of related change in amortisation of deferred acquisition costs, in respect of the following items:

	2014 £m	2013 £m	2012 £m
Net equity hedge resultnote (a)	(1,574)	(255)	(302)
Other than equity-related derivativesnote (b)	391	(531)	135
Debt securitiesnote (c)	47	42	32
Equity-type investments: actual less longer-term return	16	89	23
Other items	17	30	22
Total	(1,103)	(625)	(90)

The short-term fluctuations in investment returns shown in the table above are stated net of a credit for the related change in amortisation of deferred acquisition costs of £653 million (2013: credit of £228 million; 2012: credit of £76 million). See note C5.1(b).

Notes

(a)	Net equity hedge result

This result comprises the net effect of:

•	The accounting value movements on the variable and fixed index annuity guarantee liabilities;
•	Fair value movements on free standing equity derivatives;
•	Fee assessments and claim payments in respect of guarantee liabilities; and
•	Related changes to DAC amortisation.

Movements in the accounting values of the variable and fixed index annuity guarantee liabilities comprise those for:

•	The Guaranteed Minimum Death Benefit and Guaranteed Minimum Withdrawal Benefit “for life” guarantees which are valued under the US GAAP insurance measurement basis applied for IFRS in a way that substantially does not recognise the effect of equity market and interest rate changes. These represent the majority of the guarantees offered by Jackson; and
•	GMWB “not for life” embedded derivative liabilities which are required to be fair valued. Fair value movements on these liabilities include the effects of changes to levels of equity markets, implied volatility and interest rates.

The free standing equity derivatives are held to manage equity exposures of the variable annuity and fixed index annuity guarantees.

The net equity hedge result therefore includes significant accounting mismatches and other factors that detract from the presentation of an economic result caused by:

•	The variable annuity and fixed annuity business guarantees being only partially fair valued under grandfathered GAAP;
•	The interest rate exposure being managed through the other than equity related derivative programme explained in note (b) below; and
•	Jackson’s management of its economic exposures for a number of other factors that are treated differently in the accounting frameworks such as future fees and assumed volatility levels.

(b)	Other than equity-related derivatives

The fluctuations for this item comprise the net effect of:

•	Fair value movements on free standing, other than equity-related derivatives;
•	Accounting effects of the Guaranteed Minimum Income Benefit and its reinsurance; and
•	Related changes to DAC amortisation.

The free-standing, other than equity-related derivatives, are held to manage interest rate exposures and durations within the general account and the variable annuity and fixed index annuity guarantees described in note (a) above.

The GMIB liability is valued using the US GAAP measurement basis applied for IFRS reporting in a way that substantially does not recognise the effects of market movements. Reinsurance arrangements are in place so as to essentially fully insulate Jackson from the GMIB exposure. Notwithstanding that the liability is essentially fully reinsured, as the reinsurance asset is net settled it is deemed a derivative under IAS 39 which requires fair valuation.

The fluctuations for this item therefore include significant accounting mismatches caused by:

•	The fair value movements booked in the income statement on the derivative programme being in respect of the management of interest rate exposures of the variable and fixed index annuity business, as well as the fixed annuity business guarantees and durations within the general account;
•	Fair value movements on Jackson’s debt securities of the general account being booked in other comprehensive income rather than the income statement; and
•	The mixed measurement model that applies for the GMIB and its reinsurance.

(c)	Short-term fluctuations related to debt securities

	2014 £m	2013 £m	2012 £m
Short-term fluctuations relating to debt securities
Credits (charges) in the year:
Losses on sales of impaired and deteriorating bonds	(5)	(5)	(23)
Bond write downs	(4)	(8)	(37)
Recoveries / reversals	19	10	13
Total credits (charges) in the year	10	(3)	(47)
Less: Risk margin allowance deducted from operating profit based on longer-term investment returnsnote	78	85	79
	88	82	32
Interest-related realised gains:
Arising in the year	63	64	94
Less: Amortisation of gains and losses arising in current and prior years to operating profit based on longer-term investment returns	(87)	(89)	(91)
	(24)	(25)	3
Related amortisation of deferred acquisition costs	(17)	(15)	(3)
Total short-term fluctuations related to debt securities	47	42	32

Note

The debt securities of Jackson are held in the general account of the business. Realised gains and losses are recorded in the income statement with normalised returns included in operating profit with variations from year to year included in the short-term fluctuations category. The risk margin reserve charge for longer-term credit-related losses included in operating profit based on longer-term investment returns of Jackson for 2014 is based on an average annual risk margin reserve of 24 basis points (2013: 25 basis points; 2012: 26 basis points) on average book values of US$54.5 billion (2013: US$54.4 billion; 2012: US$47.6 billion) as shown below:

	2014				2013				2012
Moody’s rating category (or equivalent under NAIC ratings of mortgage-backed securities)	Average book value	RMR	Annual expected loss		Average book value	RMR	Annual expected loss		Average book value	RMR	Annual expected loss
	US$m	%	US$m	£m	US$m	%	US$m	£m	US$m	%	US$m	£m

A3 or higher	27,912	0.12	(34)	(21)	27,557	0.11	(32)	(20)	23,129	0.11	(26)	(16)
Baa1, 2 or 3	24,714	0.25	(62)	(38)	24,430	0.25	(62)	(40)	21,892	0.26	(56)	(36)
Ba1, 2 or 3	1,390	1.23	(17)	(10)	1,521	1.18	(18)	(11)	1,604	1.12	(18)	(11)
B1, 2 or 3	385	3.04	(12)	(7)	530	2.80	(15)	(9)	597	2.82	(17)	(11)
Below B3	92	3.70	(4)	(2)	317	2.32	(7)	(5)	342	2.44	(8)	(5)
Total	54,493	0.24	(129)	(78)	54,355	0.25	(134)	(85)	47,564	0.26	(125)	(79)

Related amortisation of deferred acquisition costs (see below)			25	15			25	16			21	13

Risk margin reserve charge to operating profit for longer-term credit related losses			(104)	(63)			(109)	(69)			(104)	(66)

Consistent with the basis of measurement of insurance assets and liabilities for Jackson’s IFRS results, the charges and credits to operating profits based on longer-term investment returns are partially offset by related amortisation of deferred acquisition costs.

In addition to the accounting for realised gains and losses described above for Jackson general account debt securities, included within the statement of other comprehensive income is a pre-tax credit for unrealised gains on debt securities classified as available-for-sale net of related change in amortisation of deferred acquisition costs of £869 million (2013: net unrealised losses of £(1,591) million; 2012: net unrealised gains £592 million). Temporary market value movements do not reflect defaults or impairments. Additional details of the movement in the value of the Jackson portfolio are included in note C3.3(b).

(iii)	UK insurance operations

The positive short-term fluctuations in investment returns for UK insurance operations of £464 million (2013: negative £(254) million; 2012: positive £136 million) include net unrealised movements on fixed income assets supporting the capital of the shareholder-backed annuity business, reflecting the fall in bond yields since the end of 2013.

(iv)	Other

Short-term fluctuations in investment returns of other operations, were negative £(113) million (2013: negative £(27) million; 2012: positive £87 million) representing unrealised value movements on investments and foreign exchange items. The positive £87 million in 2012 included an economic hedge value movement of a negative £32 million. This item represents the cost on short-dated hedge contracts taken out in the first half of 2012 to provide downside protection against severe equity market falls through a period of particular uncertainty with respect to the Eurozone. The hedge contracts were terminated in the second half of 2012.

(v)	Default losses

The Group did not experience any default losses on its shareholder-backed debt securities portfolio in 2014, 2013 or 2012.

B1.3	Determining operating segments and performance measure of operating segments

Operating segments

The Group’s operating segments, determined in accordance with IFRS 8, ‘Operating Segments’, are as follows:

Insurance operations:	Asset management operations:
• Asia	• Eastspring Investments
• US (Jackson)	• US broker-dealer and asset management (including Curian)
• UK	• M&G (including Prudential Capital)

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

Performance measure

The performance measure of operating segments utilised by the Company is IFRS operating profit attributable to shareholders based on longer-term investment returns, as described below. This measurement basis distinguishes operating profit based on long-term investment returns from other constituents of the total profit as follows:

•	Short-term fluctuations in investment returns;
•	Gain on the sale of the Group’s stake in the PruHealth and PruProtect businesses in 2014 as explained in note D1;
•	Amortisation of acquisition accounting adjustments arising on the purchase of business. This comprises principally the charge for the adjustments arising on the purchase of REALIC in 2012;
•	(Loss) profit attaching to the held for sale Japan Life business. See note D1 for further details;
•	The costs associated with the domestication of the Hong Kong branch which became effective on 1 January 2014; and
•	For 2012, gain on dilution of the Group’s holdings in PPM South Africa.

Segment results that are reported to the Group Executive Committee include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are mainly in relation to the Group Head Office and the Asia Regional Head Office.

Determination of operating profit based on longer-term investment return for investment and liability movements:

(a)	General principles
(i)	UK style with-profits business

The operating profit based on longer-term returns reflects the statutory transfer gross of attributable tax. Value movements in the underlying assets of the with-profits funds do not affect directly the determination of operating profit.

(ii)	Unit-linked business

The policyholder unit liabilities are directly reflective of the asset value movements. Accordingly, the operating results based on longer-term investment returns reflect the current period value movements in both the unit liabilities and the backing assets.

(iii)	US Variable Annuity and Fixed Index Annuity business

This business has guarantee liabilities which are measured on a combination of fair value and other, US GAAP derived, principles. These liabilities are subject to an extensive derivative programme to manage equity and, with those of the general account, interest rate exposures. The principles for determination of the operating profit and short-term fluctuations are necessarily bespoke, as discussed in section (c) below.

(iv)	Business where policyholder liabilities are sensitive to market conditions

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

Examples of where such bifurcation is necessary are in Hong Kong and for UK shareholder-backed annuity business, as explained in sections (b)(i) and (d)(i), respectively.

(v)	Other shareholder-financed business

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

Except in the case of assets backing liabilities which are directly matched (such as linked business) or closely correlated with value movements (as discussed below) operating profit based on longer-term investment returns for shareholder-financed business is determined on the basis of expected longer-term investment returns.

Debt, equity-type securities and loans

Longer-term investment returns comprise actual income receivable for the period (interest/dividend income) and for both debt and equity-type securities longer-term capital returns.

In principle, for debt securities and loans, the longer-term capital returns comprise two elements:

•	Risk margin reserve based charge for the expected level of defaults for the period, which is determined by reference to the credit quality of the portfolio. The difference between impairment losses in the reporting period and the risk margin reserve charge to the operating result is reflected in short-term fluctuations in investment returns; and
•	The amortisation of interest-related realised gains and losses to operating results based on longer-term investment returns to the date when sold bonds would have otherwise matured.

At 31 December 2014, the level of unamortised interest-related realised gains and losses related to previously sold bonds for the Group was a net gain of £467 million (2013: £461 million; 2012: £495 million).

Equity type securities

For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment returns for income and capital having regard to past performance, current trends and future expectations. Equity-type securities held for shareholder-financed operations other than the UK annuity business, unit-linked and US variable annuity are of significance for the US and Asia insurance operations. Different rates apply to different categories of equity-type securities.

Derivative value movements

Generally, derivative value movements are excluded from operating results based on longer-term investment returns (unless those derivative value movements broadly offset changes in the accounting value of other assets and liabilities included in operating profit). The principal example of non-equity based derivatives (for example interest rate swaps and swaptions) whose value movements are excluded from operating profit arises in Jackson, as discussed below in section (c).

(b)	Asia insurance operations
(i)	Business where policyholder liabilities are sensitive to market conditions

For certain Asia non-participating business, for example in Hong Kong, the economic features are more akin to asset management products with policyholder liabilities reflecting asset shares over the contract term. For these products, the charge for policyholder benefits in the operating results should reflect the asset share feature rather than volatile movements that would otherwise be reflected if the local regulatory basis (also applied for IFRS basis) was used.

For certain other types of non-participating business, longer-term interest rates are used to determine the movement in policyholder liabilities for determining operating results.

(ii)	Other Asia shareholder-financed business

Debt securities

For this business the realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are being amortised over the period to the date those securities would otherwise have matured, with no explicit risk margin reserve charge.

Equity-type securities

For Asia insurance operations, excluding assets of the Japan Life held for sale business, investments in equity securities held for non-linked shareholder-financed operations amounted to £932 million as at 31 December 2014 (2013: £571 million; 2012: £474 million). The rates of return applied in the years 2014, 2013 and 2012 ranged from 2.73 per cent to 13.75 per cent with the rates applied varying by territory. These rates are determined after consideration by the Group’s in-house economists of long-term expected real government bond returns, equity risk premium and long-term inflation. These rates are broadly stable from period to period but may be different between countries reflecting, for example, differing expectations of inflation in each territory. The assumptions are for returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations.

The longer-term investment returns for the Asia insurance joint ventures accounted for using the equity method are determined on a similar basis as the other Asia insurance operations described above.

(c)	US Insurance operations
(i)	Separate account business

For such business the policyholder unit liabilities are directly reflective of the asset value movements. Accordingly, the operating results based on longer-term investment returns reflect the current period value movements in unit liabilities and the backing assets.

(ii)	US variable and fixed index annuity business

The following value movements for Jackson’s variable and fixed index annuity business are excluded from operating profit based on longer-term investment returns. See note B1.2 note (ii):

•	Fair value movements for equity-based derivatives;
•	Fair value movements for embedded derivatives for Guaranteed Minimum Withdrawal Benefit ‘not for life’ and fixed index annuity business, and Guaranteed Minimum Income Benefit reinsurance (see below);
•	Movements in accounts carrying value of Guaranteed Minimum Death Benefit and Guaranteed Minimum Withdrawal Benefit ‘for life’ and Guaranteed Minimum Income Benefit liabilities, for which, under the ‘grandfathered’ US GAAP applied under IFRS for Jackson’s insurance assets and liabilities, the measurement basis gives rise to a muted impact of current period market movements;
•	Fee assessments and claim payments, in respect of guarantee liabilities; and
•	Related amortisation of deferred acquisition costs for each of the above items.

Embedded derivatives for variable annuity guarantee features

The Guaranteed Minimum Income Benefit liability, which is essentially fully reinsured, subject to a deductible and annual claim limits, is accounted for in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Subtopic 944-80 Financial Services – Insurance – Separate Accounts (formerly SOP 03-1) under IFRS using ‘grandfathered’ US GAAP. As the corresponding reinsurance asset is net settled, it is considered to be a derivative under IAS 39, ‘Financial Instruments: Recognition and Measurement’, and the asset is therefore recognised at fair value. As the Guaranteed Minimum Income Benefit is economically reinsured the mark to market element of the reinsurance asset is included as a component of short-term fluctuations in investment returns.

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

(iv)	Other US shareholder-financed business

Debt securities

Jackson is the shareholder-backed operation for which the distinction between impairment losses and interest-related realised gains and losses is in practice relevant to a significant extent. Jackson has used the ratings by Nationally Recognised Statistical Ratings Organisations (NRSRO) or ratings resulting from the regulatory ratings detail issued by the National Association of Insurance Commissioners (NAIC) developed by external third parties such as PIMCO or BlackRock Solutions to determine the average annual risk margin reserve to apply to debt securities held to back general account business. Debt securities held to back separate account and reinsurance funds withheld are not subject to risk margin reserve charge. Further details of the risk margin reserve charge, as well as the amortisation of interest-related realised gains and losses, for Jackson are shown in note B1.2.

Equity-type securities

As at 31 December 2014, the equity-type securities for US insurance non-separate account operations amounted to £1,094 million (2013: £1,118 million; 2012: £1,004 million). For these operations, the longer-term rates of return for income and capital applied in 2014 and 2013, which reflect the combination of the average risk free rates over the period and appropriate risk premiums are as follows:

	2014	2013	2012

Equity-type securities such as common and preferred stock and portfolio holdings in mutual funds	6.2% to 6.7%	5.7% to 6.8%	5.5% to 6.2%
Other equity-type securities such as investments in limited partnerships and private equity funds	8.2% to 8.7%	7.7% to 9.0%	7.5% to 8.2%

(d)	UK Insurance operations
(i)	Shareholder-backed annuity business

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

The operating result based on longer-term investment returns reflects the impact of value movements on policyholder liabilities for annuity business in PRIL and the PAC non-profit sub-fund after adjustments to allocate the following elements of the movement to the category of ‘short-term fluctuations in investment returns’:

•	The impact on credit risk provisioning of actual upgrades and downgrades during the period;
•	Credit experience compared to assumptions; and
•	Short-term value movements on assets backing the capital of the business.

Credit experience reflects the impact of defaults and other similar experience, such as asset exchanges arising from debt restructuring by issuers that include effectively an element of permanent impairment of the security held. Positive or negative experience compared to assumptions is included within short-term fluctuations in investment returns without further adjustment. The effects of other changes to credit risk provisioning are included in the operating result, as is the net effect of changes to the valuation rate of interest due to portfolio rebalancing to align more closely with management benchmark.

(ii)	Non-linked shareholder-financed business

For debt securities backing non-linked shareholder-financed business of the UK insurance operations (other than the annuity business) the realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are being amortised over the period to the date those securities would otherwise have matured, with no explicit risk margin reserve charge.

(e)	Fund management and other non-insurance businesses

For these businesses, the particular features applicable for life assurance noted above do not apply. For these businesses it is inappropriate to include returns in the operating result on the basis described above. Instead, it is appropriate to generally include realised gains and losses in the operating result with temporary unrealised gains and losses being included in short-term fluctuations. In some instances it may also be appropriate to amortise realised gains and losses on derivatives and other financial instruments to operating results over a time period that reflects the underlying economic substance of the arrangements.

B1.4	Segmental income statement

	2014 £m
	Insurance operations			Asset management
	Asia	US	UK	M&G	US	Eastspring Investments	Total segment	Unallocated to a segment (central operations)	Group total
								note (iii)
Gross premiums earned	11,193	15,654	7,358	-	-	-	34,205	(1,373)	32,832
Outward reinsurance premiums	(311)	(265)	(1,596)	-	-	-	(2,172)	1,373	(799)
Earned premiums, net of reinsurance	10,882	15,389	5,762	-	-	-	32,033	-	32,033
Investment returnnote (ii)	3,888	5,438	16,447	104	(2)	3	25,878	(91)	25,787
Other income	49	(2)	240	1,291	808	307	2,693	(387)	2,306
Total revenue, net of reinsurance	14,819	20,825	22,449	1,395	806	310	60,604	(478)	60,126
Benefits and claims	(11,521)	(19,788)	(20,880)	-	-	-	(52,189)	1,453	(50,736)
Outward reinsurers’ share of benefits and claims	254	27	1,803	-	-	-	2,084	(1,453)	631
Movement in unallocated surplus of with-profits funds	20	-	(84)	-	-	-	(64)	-	(64)
Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	(11,247)	(19,761)	(19,161)	-	-	-	(50,169)	-	(50,169)
Acquisition costs and other operating expenditureB3	(2,367)	(795)	(1,660)	(920)	(794)	(249)	(6,785)	33	(6,752)
Finance costs: interest on core structural borrowings of shareholder-financed operations	-	(12)	-	(17)	-	-	(29)	(312)	(341)
Remeasurement of carrying value of Japan life business classified as held for sale	(13)	-	-	-	-	-	(13)	-	(13)
Total charges, net of reinsurance	(13,627)	(20,568)	(20,821)	(937)	(794)	(249)	(56,996)	(279)	(57,275)
Share of profit from joint ventures and associates, net of related tax	133	-	128	13	-	29	303	-	303
Profit (loss) before tax (being tax attributable to shareholders’ and policyholders’ returns)note (i)	1,325	257	1,756	471	12	90	3,911	(757)	3,154
Tax charge attributable to policyholders’ returns	(105)	-	(435)	-	-	-	(540)	-	(540)
Profit (loss) before tax attributable to shareholders	1,220	257	1,321	471	12	90	3,371	(757)	2,614

The segmental analysis of profit (loss) before tax attributable to shareholders as represented in note B1.1 is analysed below:

	2014 £m
	Insurance operations			Asset management
	Asia	US	UK	M&G	US	Eastspring Investments	Total segment	Unallocated to a segment (central operations)	Group total
Operating profit/(loss) based on longer-term investment returns	1,050	1,431	776	488	12	90	3,847	(661)	3,186
Short-term fluctuations in investment returns on shareholder-backed business	178	(1,103)	464	(17)	-	-	(478)	(96)	(574)
Gain on sale of PruHealth and PruProtect	-	-	86	-	-	-	86	-	86
Amortisation of acquisition accounting adjustments	(8)	(71)	-	-	-	-	(79)	-	(79)
Costs of domestication of Hong Kong branch	-	-	(5)	-	-	-	(5)	-	(5)
Profit (loss) before tax attributable to shareholders	1,220	257	1,321	471	12	90	3,371	(757)	2,614

	2013 £m
	Insurance operations			Asset management
	Asia	US	UK	M&G	US	Eastspring Investments	Total segment	Unallocated to a segment (central operations)	Group total
								note (iii)
Gross premiums earned	9,061	15,661	5,780	-	-	-	30,502	-	30,502
Outward reinsurance premiums	(190)	(278)	(190)	-	-	-	(658)	-	(658)
Earned premiums, net of reinsurance	8,871	15,383	5,590	-	-	-	29,844	-	29,844
Investment returnnote (ii)	895	10,003	9,372	143	11	(1)	20,423	(76)	20,347
Other income	48	(2)	226	1,165	855	245	2,537	(353)	2,184
Total revenue, net of reinsurance	9,814	25,384	15,188	1,308	866	244	52,804	(429)	52,375
Benefits and claims	(6,825)	(24,206)	(11,196)	-	-	-	(42,227)	-	(42,227)
Outward reinsurers’ share of benefits and claims	150	500	(28)	-	-	-	622	-	622
Movement in unallocated surplus of with-profits funds	(255)	-	(1,294)	-	-	-	(1,549)	-	(1,549)
Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	(6,930)	(23,706)	(12,518)	-	-	-	(43,154)	-	(43,154)
Acquisition costs and other operating expenditureB3	(2,015)	(1,112)	(1,950)	(840)	(807)	(193)	(6,917)	56	(6,861)
Finance costs: interest on core structural borrowings of shareholder-financed operations	-	(13)	-	(17)	-	-	(30)	(275)	(305)
Remeasurement of carrying value of Japan life business classified as held for sale	(120)	-	-	-	-	-	(120)	-	(120)
Total charges, net of reinsurance	(9,065)	(24,831)	(14,468)	(857)	(807)	(193)	(50,221)	(219)	(50,440)
Share of profit from joint ventures and associates, net of related tax	29	-	83	12	-	23	147	-	147
Profit (loss) before tax (being tax attributable to shareholders’ and policyholders’ returns)note (i)	778	553	803	463	59	74	2,730	(648)	2,082
Tax charge attributable to policyholders’ returns	(90)	-	(357)	-	-	-	(447)	-	(447)
Profit (loss) before tax attributable to shareholders	688	553	446	463	59	74	2,283	(648)	1,635

The segmental analysis of profit (loss) before tax attributable to shareholders as represented in note B1.1 is analysed below:

	2013 £m
	Insurance operations			Asset management
	Asia	US	UK	M&G	US	Eastspring Investments	Total segment	Unallocated to a segment (central operations)	Group total
Operating profit/(loss) based on longer-term investment returns	1,001	1,243	735	441	59	74	3,553	(599)	2,954
Short-term fluctuations in investment returns on shareholder-backed business	(204)	(625)	(254)	22	-	-	(1,061)	(49)	(1,110)
Amortisation of acquisition accounting adjustments	(7)	(65)	-	-	-	-	(72)	-	(72)
Loss attaching to held for sale Japan life business	(102)	-	-	-	-	-	(102)	-	(102)
Costs of domestication of Hong Kong branch	-	-	(35)	-	-	-	(35)	-	(35)
Profit (loss) before tax attributable to shareholders	688	553	446	463	59	74	2,283	(648)	1,635

	2012 £m
	Insurance operations			Asset management(note B2)
	Asia	US	UK	M&G	US	Eastspring Investments		Total segment	Unallocated to a segment (central operations)	Group total
									note (iii)
Gross premiums earned	7,433	14,660	7,020	-	-	-		29,113	-	29,113
Outward reinsurance premiums	(163)	(193)	(135)	-	-	-		(491)		(491)
Earned premiums, net of reinsurance	7,270	14,467	6,885	-	-	-		28,622	-	28,622
Investment returnnote (ii)	2,965	6,193	14,533	242	6	6		23,945	(14)	23,931
Other income	68	(2)	213	972	725	223		2,199	(314)	1,885
Total revenue, net of reinsurance	10,303	20,658	21,631	1,214	731	229		54,766	(328)	54,438
Benefits and claims	(7,160)	(18,703)	(18,253)	-	-	-		(44,116)	-	(44,116)
Outward reinsurers’ share of benefits and claims	108	(8)	159	-	-	-		259	-	259
Movement in unallocated surplus of with-profits funds	(518)	-	(769)	-	-	-		(1,287)	-	(1,287)
Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	(7,570)	(18,711)	(18,863)	-	-	-		(45,144)	-	(45,144)
Acquisition costs and other operating expenditureB3	(1,763)	(1,079)	(1,630)	(696)	(692)	(175)		(6,035)	3	(6,032)
Finance costs: interest on core structural borrowings of shareholder-financed operations	-	(13)	-	(16)	-	-		(29)	(251)	(280)
Total charges, net of reinsurance	(9,333)	(19,803)	(20,493)	(712)	(692)	(175)		(51,208)	(248)	(51,456)
Share of profit from joint ventures and associates, net of related tax	83	-	28	9	-	15		135	-	135
Profit (loss) before tax (being tax attributable to shareholders’ and policyholders’ returns)note (i)	1,053	855	1,166	511	39	69	-	3,693	(576)	3,117
Tax charge attributable to policyholders’ returns	(76)	-	(294)	-	-	-		(370)	-	(370)
Profit (loss) before tax attributable to shareholders	977	855	872	511	39	69		3,323	(576)	2,747

The segmental analysis of profit (loss) before tax attributable to shareholders as represented in note B1.1 is analysed below:

	2012 £m
	Insurance operations			Asset management
	Asia	US	UK	M&G	US	Eastspring Investments	Total segment	Unallocated to a segment (central operations)	Group total
Operating profit based on longer-term investment returns	906	964	736	371	39	69	3,085	(565)	2,520
Short-term fluctuations in investment returns on shareholder-backed business	54	(90)	136	98	-	-	198	(11)	187
Gain on dilution of Group’s holdings	-	-	-	42	-	-	42	-	42
Amortisation of acquisition accounting adjustments	-	(19)	-	-	-	-	(19)	-	(19)
Profit attaching to held for sale Japan Life business	17	-	-	-	-	-	17	-	17
Profit (loss) before tax attributable to shareholders	977	855	872	511	39	69	3,323	(576)	2,747

Notes

(i)	This measure is the formal profit (loss) before tax measure under IFRS but is not the result attributable to shareholders.
(ii)	Investment return principally comprises:
•	Interest and dividends;
•	Realised and unrealised gains and losses on securities and derivatives classified as fair value through profit and loss under IAS 39; and
•	Realised gains and losses, including impairment losses, on securities classified as available-for-sale under IAS 39.
(iii)	In addition to the results of the central operations, unallocated to a segment includes intra-group eliminations. In 2014, this column includes the elimination of the intra-group reinsurance contract entered into during the year between the UK with-profits and Asia with-profits operations.

B1.5	Revenue

	2014 £m	2013 £m	2012 £m
Long-term business premiums
Insurance contract premiums	29,973	28,339	26,650
Investment contracts with discretionary participation feature premiums	2,637	1,877	2,243
Inwards reinsurance premiums	222	286	220
Less: reinsurance premiums ceded	(799)	(658)	(491)
Earned premiums, net of reinsurancenote (iv)	32,033	29,844	28,622
Investment return
Realised and unrealised gains and losses on securities at fair value through profit or loss	16,532	12,879	15,270
Realised and unrealised losses and gains on derivatives at fair value through profit or loss	142	(1,724)	75
Realised gains on available-for-sale securities, previously recognised in other comprehensive income	84	64	68
Realised gains (losses) on loans	(61)	11	(51)
Interestnotes (i),(ii)	6,802	6,771	6,586
Dividends	1,559	1,740	1,424
Other investment return	729	606	559
Investment return	25,787	20,347	23,931
Fee income from investment contract business and asset managementnotes (iii),(iv)	2,306	2,184	1,885
Total revenue	60,126	52,375	54,438

Notes

(i)	The segmental analysis of interest income is as follows:

	Insurance operations			Asset management operations			Unallo- cated to a segment (central operations)	Total
	Asia	US	UK	M&G	US	Eastspring Investments
2014 (£m)	777	1,857	4,053	101	-	2	12	6,802

2013 (£m)	562	1,981	4,178	112	1	1	(64)	6,771

2012 (£m)	336	1,778	4,374	105	1	1	(9)	6,586

(ii)	Interest income includes £3 million (2013: £5 million; 2012: £13 million) accrued in respect of impaired securities.
(iii)	Fee income includes £23 million (2013: £44 million; 2012: £35 million) relating to financial instruments that are not held at fair value through profit or loss. These fees primarily related to prepayment fees, late fees and syndication fees.
(iv)	The following table provides additional segmental analysis of revenue from external customers:

	2014 £m
	Asia	US	UK	Intra-group	Total
Revenue from external customers:
Insurance operations	9,558	15,387	7,375	-	32,320
Asset management	307	808	1,291	(449)	1,957
Unallocated corporate	-	-	62	-	62
Intra-group revenue*	(146)	(84)	(219)	449	-
Total revenue from external customers	9,719	16,111	8,509	-	34,339
* Eliminated on consolidation

	2013 £m
	Asia	US	UK	Intra-group	Total
Revenue from external customers:
Insurance operations	8,919	15,381	5,816	-	30,116
Asset management	245	855	1,165	(379)	1,886
Unallocated corporate	-	-	26	-	26
Intra-group revenue	(98)	(86)	(195)	379	-
Total revenue from external customers	9,066	16,150	6,812	-	32,028

	2012 £m
	Asia	US	UK	Intra-group	Total
Revenue from external customers:
Insurance operations	7,339	14,465	7,098	-	28,902
Asset management	222	725	972	(333)	1,586
Unallocated corporate	-	-	19	-	19
Intra-group revenue	(84)	(77)	(172)	333	-
Total revenue from external customers	7,477	15,113	7,917	-	30,507

Revenue from external customers comprises:

	2014 £m	2013 £m	2012* £m
Earned premiums, net of reinsurance	32,033	29,844	28,622
Fee income from investment contract business and asset management (presented as ‘Other income’)	2,306	2,184	1,885
Total revenue from external customers	34,339	32,028	30,507

The asset management operations, M&G, Eastspring Investments and US asset management provides services to the Group insurance operations for which fees are charged at appropriate arm’s length prices. Intragroup fees included within asset management revenue were earned by the following asset management segment:

	2014 £m	2013 £m	2012 £m
Intragroup revenue generated by:
M&G	219	195	172
US broker-dealer and asset management (including Curian)	84	98	77
Eastspring Investments	146	86	84
Total intragroup fees included within asset management segment	449	379	333

Revenue from external customers of Asia, US and UK insurance operations shown above are net of outwards reinsurance premiums of £311 million, £265 million, and £223 million respectively (2013: £190 million, £278 million and £190 million respectively; 2012: £163 million, £193 million, and £135 million respectively). In Asia, revenue from external customers from no individual country exceeds 10 per cent of the Group total. The largest country is Hong Kong with a total revenue from external customers of £2,554 million (2013: Hong Kong £2,243 million; 2012: Hong Kong £1,745 million).

Due to the nature of the business of the Group, there is no reliance on any major customers.

B2	Profit before tax – asset management operations

The profit included in the income statement in respect of asset management operations for the year is as follows:

	2014 £m				2013 £m	2012 £m
	M&G	US	Eastspring Investments	Total	Total	Total
		note (iv)
Revenue (excluding NPH broker-dealer fees)	1,395	303	310	2,008	1,914	1,739
NPH broker-dealer feesnote (i)	-	503	-	503	504	435
Gross revenue	1,395	806	310	2,511	2,418	2,174
Charges (excluding NPH broker-dealer fees)	(937)	(291)	(249)	(1,477)	(1,353)	(1,144)
NPH broker-dealer feesnote (i)	-	(503)	-	(503)	(504)	(435)
Gross charges	(937)	(794)	(249)	(1,980)	(1,857)	(1,579)
Share of profit from joint ventures and associates, net of related tax	13	-	29	42	35	24
Profit before tax	471	12	90	573	596	619
Comprising:
Operating profit based on longer-term investment returnsnote (ii)	488	12	90	590	574	479
Short-term fluctuations in investment returns note (iii)	(17)	-	-	(17)	22	98
Gain on dilution of Group’s holdings	-	-	-	-	-	42
Profit before tax	471	12	90	573	596	619

Notes

(i)	NPH broker-dealer fees which represent commissions received that are then paid on to the writing brokers on sales of investment products. To reflect their commercial nature the amounts are also wholly reflected as charges within the income statement. After allowing for these charges, there is no effect on profit from this item. The presentation in the table above shows separately the amounts attributable to this item so that the underlying revenue and charges can be seen.
(ii)	M&G operating profit based on longer-term investment returns:

	2014 £m	2013 £m	2012 £m
Asset management fee income	953	859	728
Other income	1	4	6
Staff costs	(351)	(339)	(289)
Other costs	(203)	(166)	(147)
Underlying profit before performance-related fees	400	358	298
Share of associate results	13	12	13
Performance-related fees	33	25	9
Operating profit from asset management operations	446	395	320
Operating profit from Prudential Capital	42	46	51
Total M&G operating profit based on longer-term investment returns	488	441	371

The revenue shown above for M&G of £987 million (2013: £888 million; 2012: £743 million), comprising asset management fee income, other income and performance-related fees, is different to the amount of £1,395 million shown in the main table of this note primarily due to the inclusion of the revenue of Prudential Capital of £104 million (2013: £144 million; 2012: £218 million) in the latter. In addition, the £987 million (2013: £888 million; 2012: £743 million) is after deducting commissions which would have been included as charges in the main table. The difference in the presentation of commission is aligned with how management reviews the business.
(iii)	Short-term fluctuations in investment returns for M&G are primarily in respect of unrealised fair value movements on Prudential Capital’s bond portfolio.
(iv)	The US asset management results include a charge of £38 million relating primarily to the refund of certain fees by Curian.

B3	Acquisition costs and other expenditure

	2014 £m	2013 £m	2012 £m
Acquisition costs incurred for insurance policies	(2,668)	(2,553)	(2,557)
Acquisition costs deferred less amortisation of acquisition costs	916	566	595
Administration costs and other expenditure	(4,486)	(4,303)	(3,863)
Movements in amounts attributable to external unit holders of consolidated investment funds	(514)	(571)	(207)
Total acquisition costs and other expenditure	(6,752)	(6,861)	(6,032)

Total acquisition costs and other expenditure includes:

(a)	Total depreciation and amortisation expense of £(159) million (2013: £(510) million; 2012: £(727) million) relates primarily to amortisation of deferred acquisition costs of insurance contracts and asset management contracts. The segmental analysis of total depreciation and amortisation expense is analysed below.
(b)	The charge for non-deferred acquisition costs and the amortisation of those costs that are deferred, was £(1,752) million (2013: £(1,987) million; 2012: £(1,962) million).These amounts comprise £(1,714) million and £(38) million for insurance and investment contracts respectively (2013: £(1,953) million and £(34) million; 2012: £(1,742) million and £(220) million respectively).
(c)	Interest expense, excluding interest on core structural borrowings of shareholder-financed operations, amounted to £(128) million (2013: £(120) million; 2012: £(140) million) and is included as part of investment management expenses. The segmental interest expense is analysed below.
(d)	Finance costs of £(341) million (2013: £(305)million; 2012 £(280) million) comprises £(312) million (2013: £(275) million; 2012: £(251) million) interest on core debt of the parent company, £(12) million (2013: £(13) million; 2012: £(13) million) of interest on US insurance operations’ surplus notes and £(17) million (2013: £(17) million; 2012: £(16) million) on PruCap’s bank loan.
(e)	Movements in amounts attributable to external unit holders are in respect of those OEICS and unit trusts which are required to be consolidated and comprises a charge of £(258) million (2013: £(583) million; 2012: £(261) million) for UK insurance operations and a charge of £(256) million (2013: a credit of £12 million; 2012: a credit of £54 million) for Asia insurance operations.
(f)	Analysis of depreciation and amortisation expense, and interest expense:

£m
								Unallo- cated to a segment (central operations)	Total
	Insurance operations			Asset management operations
	Asia	US	UK	M&G	US	Eastspring Investments	Total segment
Depreciation and amortisation expense
2014	(206)	140	(64)	(10)	(2)	(2)	(144)	(15)	(159)
2013	(221)	(198)	(68)	(7)	(1)	(3)	(498)	(12)	(510)
2012	(329)	(302)	(65)	(6)	(1)	(3)	(706)	(21)	(727)

Interest expense
2014	-	(13)	(81)	(26)	-	-	(120)	(8)	(128)
2013	-	(11)	(70)	(27)	-	-	(108)	(12)	(120)
2012	(7)	(28)	(62)	(18)	-	-	(115)	(25)	(140)

(g)	There were no fee expenses relating to financial liabilities held at amortised cost included in acquisition costs in 2014, 2013 and 2012.

B3.1	Staff and employment costs

The average number of staff employed by the Group during the year was:

	2014	2013	2012
Business operations:
Asia operations	13,957	12,239	11,284
US operations	4,494	4,414	4,000
UK operations	5,464	5,533	5,035
Total	23,915	22,186	20,319

The costs of employment were:

	2014 £m	2013 £m	2012 £m
Business operations:
Wages and salaries	1,323	1,272	1,119
Social security costs	100	94	82
Pension costs*	120	196	(60)
Total	1,543	1,562	1,141
*	The charge (credit) incorporates the effect of actuarial gains and losses.

B3.2	Share-based payment

(a)	Description of the plans

The Group operates a number of share award and share option plans that provides Prudential plc shares to participants upon vesting. The plans which are in operation include Prudential Long-Term Incentive Plan (PLTIP), Group Performance Share Plan (GPSP), Business Unit Performance Plan (BUPP), Jackson Long-Term Incentive Plan (Jackson LTIP), Annual Incentive Plan (AIP), savings-related share option schemes, share purchase plans and deferred bonus plans. Some of these plans are participated in by executive directors, the details of which are described in Item 6 ‘Directors, Senior Management and Employees_Compensation”. In addition, the following information is provided.

Share scheme	Description
Jackson Long-Term Incentive Plan	Eligible Jackson employees were previously granted share awards under a long-term incentive plan which rewarded the achievement of shareholder value targets. These awards were in the form of a contingent right to receive shares or a conditional allocation of shares. These share awards have vesting periods of four years and are at nil cost to the employee. Award holders do not have any right to dividends or voting rights attaching to the shares. The shares are held in the employee share trust in the form of American Depository Receipts which are tradable on the New York Stock Exchange. The final awards under this arrangement were made in 2012.
Prudential Corporation Asia Long-Term Incentive Plan (PCA LTIP)	The PCA LTIP provides eligible employees with conditional awards. Awards are discretionary and on a year-by-year basis determined by Prudential’s full year financial results and the employee’s contribution to the business. Awards vests after three years subject to the employee being in employment. Vesting of awards may also be subject to performance conditions. All awards are made in Prudential shares, or ADRs, except for countries where share awards are not feasible due to securities and/or tax reasons, where awards will be replaced by the cash value of the shares that would otherwise have been transferred.
Savings-related share option schemes	Employees and eligible agents in a number of geographies are eligible for plans similar to the HMRC approved Save As You Earn (SAYE) share option scheme in the UK. Eligible employees participate in the International savings-related share option scheme while eligible agents based in Hong Kong and Malaysia can participate in the non-employee savings-related share option scheme.
Share purchase plans	Eligible employees outside the UK are invited to participate in arrangements similar to the Company’s HMRC approved UK SIP, which allows the purchase of Prudential plc shares. Staff based in Ireland and Asia are eligible for the Share Participation Plan.
Deferred bonus plans	The Company operates a number of deferred bonus schemes including the Group Deferred Bonus Plan, the Prudential Corporation Asia Deferred Bonus Plan (PCA DBP), the Prudential Capital Deferred Bonus Plan (PruCap DBP) and other arrangements. There are no performance conditions attached to deferred share awards made under these arrangements.

(b)	Outstanding options and awards

The following table shows movement in outstanding options and awards under the Group’s share-based compensation plans at 31 December 2014, 2013 and 2012:

	Options outstanding under SAYE schemes						Awards outstanding under incentive plans including conditional options
	2014		2013		2012		2014	2013	2012
	Number of options millions	Weighted average exercise price £	Number of options millions	Weighted average exercise price £	Number of options millions	Weighted average exercise price £	Number of awards millions
Beginning of year:	10.2	5.60	9.4	4.54	13.3	3.55	27.1	23.7	26.7
Granted	2.6	11.55	2.5	9.01	2.4	6.29	10.9	11.9	8.8
Exercised	(3.8)	3.55	(1.2)	4.57	(5.7)	2.99	(8.5)	(7.8)	(9.4)
Forfeited	(0.2)	6.77	(0.2)	5.14	(0.2)	4.29	(0.7)	(0.6)	(1.4)
Cancelled	(0.1)	7.66	(0.1)	6.16	(0.2)	4.32	-	-	-
Lapsed / Expired	(0.1)	5.60	(0.2)	3.92	(0.2)	4.39	-	(0.1)	(1.0)
End of year	8.6	8.29	10.2	5.60	9.4	4.54	28.8	27.1	23.7
Options immediately exercisable, end of year	0.5	4.65	0.5	4.50	0.2	3.88

The weighted average share price of Prudential plc for the year ended 31 December 2014 was £13.75 compared to £11.14 for the year ended 31 December 2013 and £7.69 for the year ended 31 December 2012.

The following table provides a summary of the range of exercise prices for Prudential plc options outstanding at 31 December.

	Outstanding									Exercisable
	Number outstanding (millions)			Weighted average remaining contractual life (years)			Weighted average exercise prices £			Number exercisable (millions)			Weighted average exercise prices £
	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012
Between £2 and £3	0.2	2.6	2.8	1.9	1.0	2.0	2.88	2.88	2.88	-	-	0.1	-	2.88	2.88
Between £4 and £5	1.4	2.9	4.1	1.4	1.7	2.3	4.64	4.63	4.61	0.5	0.5	0.1	4.65	4.59	4.24
Between £5 and £6	-	-	0.1	0.8	0.8	0.6	5.51	5.53	5.60	-	-	-	5.52	5.51	5.67
Between £6 and £7	2.1	2.3	2.4	1.6	2.6	3.6	6.29	6.29	6.29	-	-	-	-	-	-
Between £9 and £10	2.3	2.4	-	2.9	3.9	-	9.01	9.01	-	-	-	-	-	-	-
Between £11 and £12	2.6	-	-	4.2	-	-	11.55	-	-	-	-	-	-	-	-
	8.6	10.2	9.4	2.7	2.3	2.6	8.29	5.60	4.54	0.5	0.5	0.2	4.65	4.50	3.88

The years shown above for weighted average remaining contractual life include the time period from end of vesting period to expiration of contract.

(c)	Fair value of options and awards

The fair value amounts estimated on the date of grant relating to all options (including conditional nil cost options) and awards, were determined using the Black-Scholes and the Monte Carlo option-pricing models adopting the following assumptions:

	2014			2013			2012
	Prudential LTIP (TSR)	SAYE options	Other awards	Prudential LTIP/GPSP (TSR)	SAYE options	Other awards	GPSP	SAYE options	Other awards
Dividend yield (%)	-	2.40	-	-	2.73	-	-	3.63	-
Expected volatility (%)	21.91	20.77	-	23.64	24.27	-	33.03	34.33	-
Risk-free interest rate (%)	1.25	1.51	-	0.73	1.06	-	0.31	0.39	-
Expected option life (years)	-	3.77	-	-	3.46	-	-	3.24	-
Weighted average exercise price (£)	-	11.55	-	-	9.01	-	-	6.29	-
Weighted average share price (£)	13.18	14.02	-	11.80	11.85	-	6.78	8.26	-
Weighted average fair value (£)	6.07	3.00	12.84	7.38	2.57	11.06	3.91	2.28	6.72

Compensation costs for all share-based compensation plans are determined using the Black-Scholes model or Monte Carlo option-pricing model. The compensation costs for all awards and options are recognised in net income over the plans’ respective vesting periods. The Group uses the Black-Scholes model to value all options and awards other than the Prudential LTIP(TSR) for which the Group uses a Monte Carlo model in order to allow for the impact of the LTIP(TSR) performance conditions. These models are used to calculate fair values for share options and awards at the grant date based on the quoted market price of the stock at the measurement date, the amount, if any, that the employees are required to pay, the dividend yield, expected volatility, risk-free interest rates and exercise prices.

For all options and awards, the expected volatility is based on the market implied volatilities as quoted on Bloomberg. The Prudential specific at-the-money implied volatilities are adjusted to allow for the different terms and discounted exercise price on SAYE options by using information on the volatility surface of the FTSE 100.

Risk-free interest rates are taken from government bond spot rates with projections for two-year, three-year and five-year terms to match corresponding vesting periods. Dividend yield is determined as the average yield over a period of 12 months up to and including the date of grant. For the Prudential LTIP (TSR), volatility and correlation between Prudential and a basket of 18 competitor companies is required. For grants in 2014, the average volatility for the basket of competitors was 23.4 per cent. Correlations for the basket are calculated for each pairing from the log of daily TSR returns between April 2011 and the valuation date. Market implied volatilities are used for both Prudential and the components of the index. Changes to the subjective input assumptions could materially affect the fair value estimate.

(d)	Share-based payment expense charged to the income statement

Total expense recognised in the year in the consolidated financial statements relating to share-based compensation is as follows:

	2014 £m	2013 £m	2012 £m
Share-based compensation expense	99	83	58
Amount accounted for as equity-settled	93	63	42
Carrying value at 31 December of liabilities arising from share-based payment transactions	16	23	24
Intrinsic value of above liabilities for which rights had vested at 31 December	9	17	16

B3.3	Key management remuneration

Key management constitutes the directors of Prudential plc as they have authority and responsibility for planning, directing and controlling the activities of the Group.

Total key management remuneration is analysed in the following table:

	2014 £m	2013 £m	2012 £m
Salaries and short-term benefits	15.9	16.5	13.8
Post-employment benefits	1.0	1.0	1.2
Share-based payments	16.2	14.3	11.8
	33.1	31.8	26.8

The share-based payments charge comprises £11.0 million (2013: £9.3 million; 2012: £8.0 million), which is determined in accordance with IFRS 2, ‘Share-based Payment’ (see note B3.2) and £5.2 million (2013: £5.0 million; 2012: £3.8 million) of deferred share awards.

Total key management remuneration includes total directors’ remuneration of £50.5 million (2013: £48.9 million; 2012: £40.1 million) less LTIP releases of £28.4 million (2013: £26.4 million; 2012: £21.3 million) as shown in Item 6 ‘Directors, Senior Management and Employees. Further information on directors’ remuneration is given in Item 6 ‘Directors, Senior Management and Employees.

B3.4	Fees payable to the auditor

	2014 £m	2013 £m	2012 £m
Fees payable to the Company’s auditor for the audit of the Company’s annual accounts	2.0	2.0	2.0
Fees payable to the Company’s auditor and its associates for other services:
Audit of subsidiaries pursuant to legislation	6.6	6.8	6.5
Audit-related assurance services	2.9	2.8	3.2
Tax compliance services	0.7	0.8	0.5
Other assurance services	1.9	1.1	0.5
Services relating to corporate finance transactions	0.1	0.5	0.4
All other services	2.4	1.2	1.2
Total fees paid to the auditor	16.6	15.2	14.3

In addition, there were fees incurred of £0.1 million (2013: £0.1 million; 2012: £0.1 million) for the audit of pension schemes.

B4	Effect of changes and other accounting features on insurance assets and liabilities

The following features are of particular relevance to the determination of the 2014 results:

(a)	Asia insurance operations

In 2014, the IFRS operating profit based on longer-term investment returns for Asia insurance operations included a profit of £49 million (2013: £44 million; 2012: £48 million) representing a number of non-recurring items, none of which are individually significant.

In 2012, the basis of determining the valuation rate of interest was altered to align with a permitted practice of the Hong Kong authorities for regulatory reporting. The main change was to apply a valuation rate of interest that incorporates a reinvestment yield that is weighted by reference to current and the historical three year average rather than the year end rate. The change reduced the carrying value of policyholder liabilities at 31 December 2012 by £95 million. This benefit was included within the 2012 short-term fluctuations in investment returns in the Group’s supplementary analysis of profit.

(b)	US insurance operations

Amortisation of deferred acquisition costs

Jackson applies a mean reversion technique for amortisation of deferred acquisition costs on variable annuity business which dampens the effects of short-term market movements on expected gross profits against which deferred acquisition costs are amortised. To the extent that the mean reversion methodology does not fully dampen the effects of market returns, there is a charge or credit for accelerated or decelerated amortisation. For 2014 there was a charge for accelerated amortisation of £13 million (2013: a credit for decelerated amortisation of

£82 million; 2012: a credit for decelerated amortisation of £56 million) to the operating profit based on longer-term investment returns. See note C5.1(b) for further details.

Other

In 2013, Jackson revised its projected long-term separate account return from 8.4 per cent to 7.4 per cent net of external fund management fees. The effect of this change together with other assumption changes and recalibration of modelling of accounting values of guarantees gave rise to a net benefit of £6 million to profit before tax in 2013.

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

The weighted components of the bond spread over swap rates for shareholder-backed fixed and linked annuity business for PRIL, based on the asset mix at these dates are shown below:

	31 Dec 2014 (bps)			31 Dec 2013 (bps)			31 Dec 2012 (bps)
	Pillar 1 regulatory basis	Adjustment	IFRS	Pillar 1 regulatory basis	Adjustment	IFRS	Pillar 1 regulatory basis	Adjustment	IFRS
Bond spread over swap ratesnote (i)	143	-	143	133	-	133	161	-	161
Credit risk allowance:
Long-term expected defaultsnote (ii)	14	-	14	15	-	15	15	-	15
Additional provisionsnote (iii)	44	(12)	32	47	(19)	28	50	(23)	27
Total credit risk allowance	58	(12)	46	62	(19)	43	65	(23)	42
Liquidity premium	85	12	97	71	19	90	96	23	119

Notes

(i)	Bond spread over swap rates reflect market observed data.
(ii)	Long-term expected defaults are derived by applying Moody’s data from 1970 to 2009 and the definition of the credit rating used is the second highest credit rating published by Moody’s, Standard & Poor’s and Fitch.
(iii)	Additional provisions comprise credit risk premium, which is derived from Moody’s data from 1970 to 2009, an allowance for a one-notch downgrade of the portfolio subject to credit risk and an additional allowance for short-term defaults.

The prudent Pillar 1 regulatory basis reflects the overriding objective of maintaining sufficient provisions and capital to ensure payments to policyholders can be made. The approach for IFRS aims to establish liabilities that are closer to ‘best estimate’.

Movement in the credit risk allowance for PRIL

The movement during 2014 of the average basis points allowance for PRIL on Pillar 1 regulatory and IFRS bases are as follows:

	Pillar 1 Regulatory basis Total (bps)	IFRS Total (bps)
Total allowance for credit risk at 31 December 2013	62	43
Credit rating changes	1	1
Asset trading	(1)	(1)
Other effects (including for new business)	(4)	3
Total allowance for credit risk at 31 December 2014	58	46

Overall the movement has led to the credit allowance for Pillar 1 purposes to be 41 per cent (2013: 47 per cent) of the bond spread over swap rates. For IFRS purposes it represents 32 per cent (2013: 32 per cent) of the bond spread over swap rates.

The reserves for credit risk allowance at 31 December 2014 for the UK shareholder annuity fund were as follows:

	Pillar 1 Regulatory basis Total £bn	IFRS Total £bn
PRIL	2.0	1.6
PAC non-profit sub-fund	0.2	0.1
Total 31 December 2014	2.2	1.7
Total 31 December 2013	1.9	1.3
Total 31 December 2012	2.1	1.3

Other assumption changes

For the shareholder-backed business, the net effect of other assumption changes and modelling adjustments was a credit of £28 million (2013: a credit of £20 million; 2012: a charge of £17 million).

B5	Tax charge

(a)	Total tax charge by nature of expense

The total tax charge in the income statement is as follows:

	2014 £m			2013 £m	2012 £m
Tax charge	Current tax	Deferred tax	Total	Total	Total
UK tax	(579)	1	(578)	(300)	(421)
Overseas tax	(529)	169	(360)	(436)	(533)
Total tax (charge) credit	(1,108)	170	(938)	(736)	(954)

The total tax charge comprises:

	2014 £m	2013 £m	2012 £m
Current tax expense:
Corporation tax	(1,102)	(414)	(942)
Adjustments in respect of prior years	(6)	15	144
Total current tax	(1,108)	(399)	(798)

Deferred tax arising from:
Origination and reversal of temporary differences	163	(392)	(182)
Impact of changes in local statutory tax rates	1	55	30
Expense in respect of a previously unrecognised tax loss, tax credit or temporary difference from a prior period	6	-	(4)
Total deferred tax credit (charge)	170	(337)	(156)
Total tax charge	(938)	(736)	(954)

The current tax charge of £1,108 million includes £37 million (2013: £18 million; 2012: £17 million) in respect of the tax charge for the Hong Kong operation. The Hong Kong current tax charge is calculated as 16.5 per cent for all periods on either (i) 5 per cent of the net insurance premium or (ii) the estimated assessable profits, depending on the nature of the business written.

The total tax charge comprises tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders as shown below.

	2014 £m			2013 £m	2012 £m
Tax charge	Current tax	Deferred tax	Total	Total	Total
Tax charge to policyholders’ returns	(449)	(91)	(540)	(447)	(370)
Tax charge attributable to shareholders	(659)	261	(398)	(289)	(584)
Total tax (charge) credit	(1,108)	170	(938)	(736)	(954)

The principal reason for the increase in the tax charge attributable to policyholders’ returns is an increase in current tax in the with-profits life fund in the UK insurance operations. The main elements of the deferred tax credit shown in the table below are a credit of £309 million on short-term temporary differences reflecting future tax relief arising from increases in policy reserves in the US insurance operations and a charge of £127 million on unrealised gains and losses on investments reflecting an increase in unrealised gains on investments in the UK and Asia insurance operations.

The total deferred tax credit (charge) arises as follows:

	2014 £m	2013 £m	2012 £m
Unrealised gains and losses on investments	(127)	69	(89)
Balances relating to investment and insurance contracts	(43)	(44)	467
Short-term temporary differences	309	(314)	(206)
Capital allowances	(4)	(7)	-
Unused tax losses	35	(41)	(328)
Deferred tax credit (charge)	170	(337)	(156)

In 2014, a deferred tax charge of £295 million (2013: credit of £580 million; 2012: charge of £198 million) has been taken through other comprehensive income.

(b)	Reconciliation of effective tax rate

For the purposes of explaining the relationship between tax expense and accounting profit, it is appropriate to consider the sources of profit and tax by reference to those that are attributable to shareholders and policyholders. A reconciliation of tax charge on profit attributable to shareholders is provided below.

Overview of reconciliation of effective tax rate

	2014 £m			2013 £m			2012 £m
	Attributable to shareholders	Attributable to policyholders*	Total	Attributable to shareholders	Attributable to policyholders*	Total	Attributable to shareholders	Attributable to policyholders*	Total
Profit before tax	2,614	540	3,154	1,635	447	2,082	2,747	370	3,117
Taxation charge:
Expected tax rate	23%	100%	36%	26%	100%	42%	27%	100%	36%
Expected tax charge	(594)	(540)	(1,134)	(429)	(447)	(876)	(750)	(370)	(1,120)
Variance from expected tax charge	196	-	196	140	-	140	166	-	166
Actual tax charge	(398)	(540)	(938)	(289)	(447)	(736)	(584)	(370)	(954)
Average effective tax rate	15%	100%	30%	18%	100%	35%	21%	100%	31%
*	For the column entitled ‘Attributable to policyholders’, the profit before tax represents income before tax attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies. This income has been determined after deduction of charges for policyholder benefits and movements on unallocated surplus which are determined net of tax. Hence, the pre-tax results attributable to policyholders is the inverse of the tax charge attributable to policyholders.

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

The total tax charge for linked and with-profits business includes tax expense on unit-linked and with-profits funds attributable to policyholders, the unallocated surplus of with-profits funds and the shareholders’ profits. This feature arises from the basis of taxation applied to life and pension business, principally in the UK, but with similar bases applying in certain Asia operations, and is explained in the ’Basis of taxation for UK life and pension business’ section below.

Furthermore, the basis of preparation of Prudential’s financial statements incorporates the additional feature that, as permitted under IFRS 4, the residual equity of the Group’s with-profits funds, ie unallocated surplus, is recorded as a liability with transfers to and from that liability reflected in pre-tax profits. This gives rise to anomalous effective tax rates for profits attributable to policyholders (as described in the ‘Profits attributable to policyholders and related tax’ section below).

In meeting the reconciliation requirements set out in paragraph 81(c) of IAS 12, the presentation shown in this disclosure note seeks to ensure that the explanation of the relationship between tax expense and accounting profit draw properly the distinction between the elements of the profit and tax charge that are attributable to policyholders and shareholders as explained below in the ‘Profits attributable to policyholders and related tax’ and ‘Reconciliation of tax charge on profit attributable to shareholders’ sections respectively. Due to the nature of the basis of taxation of UK life and pension business (as described in the ‘Basis of taxation for UK life and pension business’ section below), and the significance of the results of the business to the Group, it is inappropriate to seek to explain the effective tax rate on profit before tax by the traditional approach that would apply for other industries.

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

The tax expense attributable to policyholders is a combination of current and deferred tax charges and reflects the nature of the income and expenditure of the with-profits and unit-linked funds. The current tax charge element reflects the element for the funds, determined on the I-E basis (as described in the ‘Basis of taxation for UK life and pension business’ section above) that is attributable to policyholders. For policyholder deferred tax, normally the most significant element reflects the movement on unrealised appreciation on investments. These investments are accounted for under IAS 39 on a fair value through profit or loss basis with attaching deferred tax charges or credits.

For with-profits business, total pre-tax profits reflect the aggregate of profits attributable to policyholders and shareholders. However, amounts attributable to the equity of with-profits funds are carried in the liability for unallocated surplus. Also, as described in the ‘Basis of taxation for UK life and pension business’ section above, UK with-profits business is taxed on a basis that affects policyholders’ unallocated surplus of with-profits funds and shareholders. For the PAC with-profits sub-fund, transfers to and from unallocated surplus are recorded in the income statement, so that after charging the total tax borne by the fund, the net balance reflects the statutory transfer from the fund for the year. The statutory transfer represents 10 per cent of the actuarially determined surplus for the year that is attributable to shareholders.

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

Reconciliation of tax charge on profit attributable to shareholders

	2014 £m (Except for tax rates)
	Asia insurance operations	US insurance operations	UK insurance operations	Other operations	Total
Operating profit (loss) based on longer-term investment returns	1,050	1,431	776	(71)	3,186
Non-operating profit (loss)	170	(1,174)	545	(113)	(572)
Profit (loss) before tax attributable to shareholders	1,220	257	1,321	(184)	2,614
Expected tax rate:*	22%	35%	21%	22%	23%
Tax charge (credit) at the expected tax rate	268	90	277	(41)	594
Effects of:
Adjustment to tax charge in relation to prior years	(2)	(1)	3	(7)	(7)
Movements in provisions for open tax matters	7	-	-	(26)	(19)
Income not taxable or taxable at concessionary rates	(17)	(82)	-	(2)	(101)
Deductions not allowable for tax purposes	13	-	7	9	29
Effect of different basis of tax in local jurisdiction	(44)	-	-	-	(44)
Impact of changes in local statutory tax rates	(1)	-	2	-	1
Deferred tax adjustments	(8)	-	(7)	(11)	(26)
Effect of results of joint ventures and associates	(40)	-	(8)	(10)	(58)
Irrecoverable withholding taxes	-	-	-	27	27
Other	(4)	1	(3)	8	2
Total actual tax charge (credit)	172	8	271	(53)	398
Analysed into:
Tax charge (credit) on operating profit (loss) based on longer-term investment returns	171	419	168	(34)	724
Tax charge (credit) on non-operating profit (loss)	1	(411)	103	(19)	(326)
Actual tax rate:
Operating profit based on longer-term investment returns	16%	29%	22%	48%	23%
Total profit	14%	3%	21%	29%	15%
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

	2013 £m (Except for tax rates)
	Asia insurance operations†	US insurance operations	UK insurance operations	Other operations	Total*
Operating profit (loss) based on longer-term investment returns	1,001	1,243	735	(25)	2,954
Non-operating loss	(313)	(690)	(289)	(27)	(1,319)
Profit (loss) before tax attributable to shareholders	688	553	446	(52)	1,635
Expected tax rate:*	21%	35%	23%	23%	26%
Tax charge (credit) at the expected tax rate	144	194	103	(12)	429
Effects of:
Adjustment to tax charge in relation to prior years	(3)	-	4	(7)	(6)
Movements in provisions for open tax matters	5	-	-	(12)	(7)
Income not taxable or taxable at concessionary rates	(45)	(88)	-	(10)	(143)
Deductions not allowable for tax purposes	61	-	-	5	66
Impact of changes in local statutory tax rates	(9)	-	(51)	5	(55)
Deferred tax adjustments	(4)	-	-	(8)	(12)
Effect of results of joint ventures and associates	(10)	-	-	(8)	(18)
Irrecoverable withholding taxes	-	-	-	20	20
Other	9	(5)	16	(5)	15
Total actual tax charge (credit)	148	101	72	(32)	289
Analysed into:
Tax charge (credit) on operating profit (loss) based on longer-term investment returns	173	343	132	(10)	638
Tax credit on non-operating loss	(25)	(242)	(60)	(22)	(349)
Actual tax rate:
Operating profit based on longer-term investment returns	17%	28%	18%	40%	22%
Total profit	22%	18%	16%	62%	18%
*	The expected tax rates shown in the table above reflect the corporation tax rates generally applied to taxable profits of the relevant country jurisdictions. For Asia operations the expected tax rates reflect the corporation tax rates weighted by reference to the source of profits of operations contributing to the aggregate business result. The expected tax rate for Other operations reflects the mix of business between UK and overseas non-insurance operations, which are taxed at a variety of rates. The rates will fluctuate from year to year dependent on the mix of profits.
†	The expected and actual tax rates as shown includes the impact of the held for sale Japan Life business. For 2014, the tax rates for Asia insurance and Group excluding the impact of the held for sale Japan Life business are the same. For 2013 the tax rates for Asia insurance and Group, excluding the impact of the held for sale Japan Life business are as follows:

	Asia insurance	Total Group
Expected tax rate on total profit	23%	27%
Actual tax rate:
Operating profit based on longer-term investment returns	17%	22%
Total profit	19%	17%

	2012 £m (Except for tax rates)
	Asia insurance operations	US insurance operations	UK insurance operations	Other operations	Total
Operating profit (loss) based on longer-term investment returns	906	964	736	(86)	2,520
Non-operating profit (loss)	71	(109)	136	129	227
Profit before tax attributable to shareholders	977	855	872	43	2,747
Expected tax rate:*	23%	35%	24.5%	24.5%	27%
Tax at the expected tax rate	225	300	214	11	750
Effects of:
Adjustment to tax charge in relation to prior years	(14)	10	(26)	(10)	(40)
Movements in provisions for open tax matters	-	(3)	-	32	29
Income not taxable or taxable at concessionary rates	(68)	(68)	-	(2)	(138)
Deductions not allowable for tax purposes	29	-	-	3	32
Impact of changes in local statutory tax rates	-	-	(39)	9	(30)
Deferred tax adjustments	(5)	-	8	-	3
Effect of results of joint ventures and associates	(24)	-	-	(5)	(29)
Irrecoverable withholding taxes	-	-	-	14	14
Other	3	(5)	7	(12)	(7)
Total actual tax charge	146	234	164	40	584
Analysed into:
Tax on operating profit based on longer-term investment returns	133	272	126	36	567
Tax on non-operating profit (loss)	13	(38)	38	4	17
Actual tax rate:
Operating profit based on longer-term investment returns	15%	28%	17%	(42)%	23%
Total profit	15%	27%	19%	93%	21%
*	The expected tax rates shown in the table above reflect the corporation tax rates generally applied to taxable profits of the relevant country jurisdictions. For Asia operations the expected tax rates reflect the corporation tax rates weighted by reference to the source of profits of operations contributing to the aggregate business result. The expected tax rate for Other operations reflects the mix of business between UK and overseas non-insurance operations, which are taxed at a variety of rates. The rates will fluctuate from year to year dependent on the mix of profits.

B6	Earnings per share

		2014
	Note	Before tax B1.1	Tax B5	Net of tax	Basic earnings per share	Diluted earnings per share
		£m	£m	£m	Pence	Pence
Based on operating profit based on longer-term investment returns		3,186	(724)	2,462	96.6p	96.5p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(574)	299	(275)	(10.8)p	(10.8)p
Gain on sale of PruHealth and PruProtect	D1	86	-	86	3.4p	3.4p
Amortisation of acquisition accounting adjustments		(79)	26	(53)	(2.1)p	(2.1)p
Costs of domestication of Hong Kong branch	D2	(5)	1	(4)	(0.2)p	(0.2)p
Based on profit for the year		2,614	(398)	2,216	86.9p	86.8p

		2013
		Before tax £m	Tax £m	Net of tax £m	Basic earnings per share Pence	Diluted earnings per share Pence
	Note	B1.1	B5
Based on operating profit based on longer-term investment returns		2,954	(638)	2,316	90.9p	90.7p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(1,110)	318	(792)	(31.1)p	(31.0)p
Amortisation of acquisition accounting adjustments		(72)	24	(48)	(1.9)p	(1.9)p
Loss attaching to held for sale Japan Life business	D1	(102)	-	(102)	(4.0)p	(4.0)p
Costs of domestication of Hong Kong branch	D2	(35)	7	(28)	(1.1)p	(1.1)p
Based on profit for the year		1,635	(289)	1,346	52.8p	52.7p

		2012
		Before tax £m	Tax £m	Net of tax £m	Basic earnings per share Pence	Diluted earnings per share Pence
	Note	B1.1	B5
Based on operating profit based on longer-term investment returns		2,520	(567)	1,953	76.9p	76.8p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	187	(24)	163	6.4p	6.4p
Gain on dilution of holdings in PPMSA	D1	42	-	42	1.7p	1.7p
Amortisation of acquisition accounting adjustments arising on the purchase of REALIC		(19)	7	(12)	(0.5)p	(0.5)p
Profit attaching to held for sale Japan life business	D1	17	-	17	0.6p	0.6p
Based on profit for the year		2,747	(584)	2,163	85.1p	85.0p

In order to facilitate comparisons of operating profit based on longer-term investment returns that reflect the Group’s retained operations, the results attributable to the held for sale Japan Life business are included separately within the supplementary analysis of profit as shown above.

Earnings per share are calculated based on earnings attributable to ordinary shareholders, after related tax and non-controlling interests.

The weighted average number of shares for calculating earnings per share:

	2014 (millions)	2013 (millions)	2012 (millions)
Weighted average number of shares for calculation of:
Basic earnings per share	2,549	2,548	2,541
Shares under option at end of year	9	10	9
Number of shares that would have been issued at fair value on assumed option price	(6)	(6)	(6)
Diluted earnings per share	2,552	2,552	2,544

B7	Dividends

	2014		2013		2012
	Pence per share	£m	Pence per share	£m	Pence per share	£m
Dividends relating to reporting year:
Interim dividend	11.19p	287	9.73p	249	8.40p	215
Final dividend	25.74p	658	23.84p	610	20.79p	532
Total	36.93p	945	33.57p	859	29.19p	747
Dividends declared and paid in reporting year:
Current year interim dividend	11.19p	285	9.73p	249	8.40p	215
Final dividend for prior year	23.84p	610	20.79p	532	17.24p	440
Total	35.03p	895	30.52p	781	25.64p	655

Dividend per share

Interim dividends are recorded in the period in which they are paid. Final dividends are recorded in the period in which they are approved by shareholders. The final dividend for the year ended 31 December 2013 of 23.84 pence per ordinary share was paid to eligible shareholders on 22 May 2014 and the 2014 interim dividend of 11.19 pence per ordinary share was paid to eligible shareholders on 25 September 2014.

The 2014 final dividend of 25.74 pence per ordinary share will be paid on 21 May 2015 in sterling to shareholders on the principal register and the Irish branch register at 6.00pm BST on 27 March 2015 (Record Date), and in Hong Kong dollars to shareholders on the Hong Kong branch register at 4.30pm Hong Kong time on the Record Date (HK Shareholders). Holders of US American Depositary Receipts (US Shareholders) will be paid their dividends in US dollars on or about 29 May 2015. The final dividend will be paid on or about 28 May 2015 in Singapore dollars to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte.) Limited (CDP) at 5.00pm Singapore time on the Record Date (SG Shareholders). The dividend payable to the HK Shareholders will be translated using the exchange rate quoted by the WM Company at the close of business on 9 March 2015. The exchange rate at which the dividend payable to the SG Shareholders will be translated into Singapore dollars, will be determined by CDP.

Shareholders on the principal register and Irish branch register will be able to participate in a Dividend Reinvestment Plan.

C	BALANCE SHEET NOTES

C1	Analysis of Group position by segment and business type

To explain the assets, liabilities and capital of the Group’s businesses more comprehensively, it is appropriate to provide analyses of the Group’s statement of financial position by operating segment and type of business.

C1.1	Group statement of financial position-analysis by segment
(a)	Position as at 31 December 2014

		2014 £m
		Insurance operations					Unallocated to a segment (central operations)	Elimination of intra- group debtors and creditors
		Asia	US	UK	Total insurance operations	Asset management operations			31 Dec Group Total
By operating segment	Note	C2.1	C2.2	C2.3		C2.4
Assetsnote (i)
Intangible assets attributable to shareholders:
Goodwill	C5.1(a)	233	-	-	233	1,230	-	-	1,463
Deferred acquisition costs and other intangible assets	C5.1(b)	1,911	5,197	86	7,194	21	46	-	7,261
Total		2,144	5,197	86	7,427	1,251	46	-	8,724
Intangible assets attributable to with-profits funds:
Goodwill in respect of acquired subsidiaries for venture fund and other investment purposes	C5.2(a)	-	-	186	186	-	-	-	186
Deferred acquisition costs and other intangible assets	C5.2(b)	54	-	7	61	-	-	-	61
Total		54	-	193	247	-	-	-	247
Total		2,198	5,197	279	7,674	1,251	46	-	8,971
Deferred tax assets	C8	84	2,343	132	2,559	141	65	-	2,765
Other non-investment and non-cash assetsnote (ii)		3,111	6,617	6,826	16,554	1,464	5,058	(10,295)	12,781
Investments of long-term business and other operations:
Investment properties		-	28	12,736	12,764	-	-	-	12,764
Investments in joint ventures and associates accounted for using the equity method	D6	374	-	536	910	107	-	-	1,017
Financial investments:
Loans	C3.4	1,014	6,719	4,254	11,987	854	-	-	12,841
Equity securities and portfolio holdings in unit trusts		19,200	82,081	43,468	144,749	79	34	-	144,862
Debt securities	C3.3	23,629	32,980	86,349	142,958	2,293	-	-	145,251
Other investments		48	1,670	5,782	7,500	121	2	-	7,623
Deposits		769	-	12,253	13,022	74	-	-	13,096
Total investments		45,034	123,478	165,378	333,890	3,528	36	-	337,454
Assets held for sale	D1(b)	819	-	5	824	-	-	-	824
Cash and cash equivalentsnote (iii)		1,684	904	2,457	5,045	1,044	320	-	6,409
Total assets	C3.1	52,930	138,539	175,077	366,546	7,428	5,525	(10,295)	369,204

		2014 £m
		Insurance operations						Elimination of intra- group debtors and creditors
By operating segment	Note	Asia	US	UK	Total insurance operations	Asset management operations	Unallocated to a segment (central operations)		31 Dec Group Total

Equity and liabilities
Equity
Shareholders’ equity		3,548	4,067	3,804	11,419	2,077	(1,685)	-	11,811
Non-controlling interests		1	-	-	1	-	-	-	1
Total equity		3,549	4,067	3,804	11,420	2,077	(1,685)	-	11,812
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities		39,670	124,076	87,655	251,401	-	-	(1,363)	250,038
Investment contract liabilities with discretionary participation features		218	-	39,059	39,277	-	-	-	39,277
Investment contract liabilities without discretionary participation features		180	2,670	17,374	20,224	-	-	-	20,224
Unallocated surplus of with-profits funds		2,102	-	10,348	12,450	-	-	-	12,450
Total policyholder liabilities and unallocated surplus of with-profits funds	C4	42,170	126,746	154,436	323,352	-	-	(1,363)	321,989
Core structural borrowings of shareholder-financed operations:
Subordinated debt		-	-	-	-	-	3,320	-	3,320
Other		-	160	-	160	275	549	-	984
Total	C6.1	-	160	-	160	275	3,869	-	4,304
Operational borrowings attributable to shareholder-financed operations	C6.2	-	179	74	253	6	2,004	-	2,263
Borrowings attributable to with-profits operations	C6.2	-	-	1,093	1,093	-	-	-	1,093
Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements		-	1,156	1,191	2,347	-	-	-	2,347
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		2,161	22	5,174	7,357	-	-	-	7,357
Deferred tax liabilities	C8.1	719	2,308	1,228	4,255	22	14	-	4,291
Current tax liabilities	C8.2	65	1	414	480	66	71	-	617
Accruals and deferred income		123	-	441	564	328	55	-	947
Other creditors		2,434	776	5,159	8,369	4,054	771	(8,932)	4,262
Provisions	C12	110	5	202	317	335	72	-	724
Derivative liabilities	C3.5(b)	143	251	1,381	1,775	233	315	-	2,323
Other liabilitiesnote (iv)		686	2,868	480	4,034	32	39	-	4,105
Total		6,441	7,387	15,670	29,498	5,070	1,337	(8,932)	26,973
Liabilities held for sale	D1(b)	770	-	-	770	-	-	-	770
Total liabilities	C3.1	49,381	134,472	171,273	355,126	5,351	7,210	(10,295)	357,392
Total equity and liabilities		52,930	138,539	175,077	366,546	7,428	5,525	(10,295)	369,204

(b)	Position as at 31 December 2013

		2013 £m
		Insurance operations						Elimination of intra- group debtors and creditors
	Note	Asia	US	UK	Total insurance operations	Asset management operations	Unallocated to a segment (central operations)		31 Dec Group Total
By operating segment		C2.1	C2.2	C2.3		C2.4
Assetsnote (i)
Intangible assets attributable to shareholders:
Goodwill	C5.1(a)	231	-	-	231	1,230	-	-	1,461
Deferred acquisition costs and other intangible assets	C5.1(b)	1,026	4,140	90	5,256	20	19	-	5,295
Total		1,257	4,140	90	5,487	1,250	19	-	6,756
Intangible assets attributable to with-profits funds:
Goodwill in respect of acquired subsidiaries for venture fund and other investment purposes	C5.2(a)	-	-	177	177	-	-	-	177
Deferred acquisition costs and other intangible assets	C5.2(b)	66	-	6	72	-	-	-	72
Total		66	-	183	249	-	-	-	249
Total		1,323	4,140	273	5,736	1,250	19	-	7,005
Deferred tax assets	C8	55	2,042	142	2,239	119	54	-	2,412
Other non-investment and non-cash assets note (ii)		1,073	6,710	5,808	13,591	1,356	4,500	(7,090)	12,357
Investments of long-term business and other operations:
Investment properties		1	28	11,448	11,477	-	-	-	11,477
Investments in joint ventures and associates accounted for using the equity method	D6	268	-	449	717	92	-	-	809
Financial investments:
Loans	C3.4	922	6,375	4,173	11,470	1,096	-	-	12,566
Equity securities and portfolio holdings in unit trusts		14,383	66,008	39,745	120,136	65	21	-	120,222
Debt securities	C3.3	18,554	30,292	82,014	130,860	2,045	-	-	132,905
Other investments		41	1,557	4,603	6,201	61	3	-	6,265
Deposits		896	-	11,252	12,148	65	-	-	12,213
Total investments		35,065	104,260	153,684	293,009	3,424	24	-	296,457
Assets held for sale	D1	916	-	-	916	-	-	-	916
Cash and cash equivalents note (iii)		1,522	604	2,586	4,712	1,562	511	-	6,785
Total assets	C3.1	39,954	117,756	162,493	320,203	7,711	5,108	(7,090)	325,932

		2013 £m
		Insurance operations						Elimination of intra- group debtors and creditors
By operating segment	Note	Asia	US	UK	Total insurance operations	Asset management operations	Unallocated to a segment (central operations)		31 Dec Group Total

Equity and liabilities
Equity
Shareholders’ equity		2,795	3,446	2,998	9,239	1,991	(1,580)	-	9,650
Non-controlling interests		1	-	-	1	-	-	-	1
Total equity		2,796	3,446	2,998	9,240	1,991	(1,580)	-	9,651
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities		31,540	104,971	81,674	218,185	-	-	-	218,185
Investment contract liabilities with discretionary participation features		240	-	35,352	35,592	-	-	-	35,592
Investment contract liabilities without discretionary participation features		130	2,440	17,606	20,176	-	-	-	20,176
Unallocated surplus of with-profits funds		77	-	11,984	12,061	-	-	-	12,061
Total policyholder liabilities and unallocated surplus of with-profits funds	C4	31,987	107,411	146,616	286,014	-	-	-	286,014
Core structural borrowings of shareholder-financed operations:
Subordinated debt		-	-	-	-	-	3,662	-	3,662
Other		-	150	-	150	275	549	-	974
Total	C6.1	-	150	-	150	275	4,211	-	4,636
Operational borrowings attributable to shareholder-financed operations	C6.2	-	142	74	216	3	1,933	-	2,152
Borrowings attributable to with-profits operations	C6.2	-	-	895	895	-	-	-	895
Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements		-	794	1,280	2,074	-	-	-	2,074
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		1,038	26	4,214	5,278	-	-	-	5,278
Deferred tax liabilities	C8.1	594	1,948	1,213	3,755	14	9	-	3,778
Current tax liabilities	C8.2	45	-	181	226	8	161	-	395
Accruals and deferred income		106	-	383	489	302	33	-	824
Other creditors		1,797	666	3,240	5,703	4,684	10	(7,090)	3,307
Provisions	C12	85	11	166	262	298	75	-	635
Derivative liabilities	C3.5(b)	58	515	804	1,377	112	200	-	1,689
Other liabilitiesnote (iv)		580	2,647	429	3,656	24	56	-	3,736
Total		4,303	6,607	11,910	22,820	5,442	544	(7,090)	21,716
Liabilities held for sale	D1(b)	868	-	-	868	-	-	-	868
Total liabilities		37,158	114,310	159,495	310,963	5,720	6,688	(7,090)	316,281
Total equity and liabilities	C3.1	39,954	117,756	162,493	320,203	7,711	5,108	(7,090)	325,932

Notes

(i)	The non-current assets of the Group comprise goodwill, intangible assets other than DAC and present value of acquired in-force business and property, plant and equipment included within ‘other non-investment and non-cash assets’. Items defined as financial instruments or related to insurance contracts are excluded. The Group’s total non-current assets at 31 December comprise:

	2014 £m	2013 £m
UK including insurance operations, M&G and central operations	2,138	2,090
US	203	157
Asia*	1,618	827
Total	3,959	3,074
*	No individual country in Asia held non-current assets at the end of the year which exceeded 10 per cent of the Group total.

(ii)	Included within other non-investment and non-cash assets are accrued investment income of £2,667 million (2013: £2,609 million) and other debtors of £1,852 million (2013: £1,746 million).

Accrued investment income and other debtors	2014 £m	2013 £m
Interest receivable	1,932	1,951
Other	735	658
Total accrued investment income	2,667	2,609
Other debtors comprises:
Amounts due from
Policyholders	335	303
Intermediaries	20	26
Reinsurers	61	16
Other	1,436	1,401
Total other debtors	1,852	1,746
Total accrued investment income and other debtors	4,519	4,355

Of the other £4,519 million (2013: £4,355 million) of accrued investment income and other debtors, £381 million (2013: £350 million) is expected to be settled after one year or more.

(iii)	Cash and cash equivalents consist of cash at bank and in hand, deposits held at call with banks, treasury bills and other short-term highly liquid investments with less than 90 days’ maturity from the date of acquisition. The component breakdown is as follows:

	2014 £m	2013 £m
Cash	5,166	5,605
Cash equivalents	1,243	1,180
Total cash and cash equivalents	6,409	6,785

Of the total cash and cash equivalents, £304 million (31 December 2013: £511 million) is held centrally and considered to be available for general use by the Group. The remaining funds are considered not to be available for general use by the Group, and include funds held for the benefit of policyholders.

(iv)	Other liabilities comprise:

	2014 £m	2013 £m
Creditors arising from direct insurance and reinsurance operations	1,431	1,159
Interest payable	59	56
Other items*	2,615	2,521
Total	4,105	3,736
*	Of the £2,615 million (2013: £2,521 million) other items as at 31 December 2014, £2,201 million (2013: £2,051 million) related to liabilities for funds withheld under reinsurance arrangement of the REALIC business.

C1.2	Group statement of financial position – analysis by business type

		31 Dec 2014 £m							31 Dec 2013 £m
		Policyholder	Shareholder-backed business
	Note	Participating funds	Unit- linked and variable annuity	Non- linked business	Asset manage- ment opera- tions	Unallo- cated to a segment (central opera- tions)	Elimin- ations of Intra- group debtors and creditors	Group Total	Group Total
Assets
Intangible assets attributable to shareholders:
Goodwill	C5.1(a)	-	-	233	1,230	-	-	1,463	1,461
Deferred acquisition costs and other intangible assets	C5.1(b)	-	-	7,194	21	46	-	7,261	5,295
Total		-	-	7,427	1,251	46	-	8,724	6,756
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes		186	-	-	-	-	-	186	177
Deferred acquisition costs and other intangible assets		61	-	-	-	-	-	61	72
Total		247	-	-	-	-	-	247	249
Total		247	-	7,427	1,251	46	-	8,971	7,005
Deferred tax assets	C8	71	-	2,488	141	65	-	2,765	2,412
Other non-investment and non-cash assets		2,943	635	10,135	1,464	5,058	(7,454)	12,781	12,357
Investments of long-term business and other operations:
Investment properties		10,371	694	1,699	-	-	-	12,764	11,477
Investments in joint ventures and associates accounted for using the equity method		536	-	374	107	-	-	1,017	809
Financial investments:
Loans	C3.4	3,209	-	8,778	854	-	-	12,841	12,566
Equity securities and portfolio holdings in unit trusts		34,662	108,749	1,338	79	34	-	144,862	120,222
Debt securities	C3.3	59,573	10,895	72,490	2,293	-	-	145,251	132,905
Other investments		5,345	33	2,122	121	2	-	7,623	6,265
Deposits		10,444	938	1,640	74	-	-	13,096	12,213
Total investments		124,140	121,309	88,441	3,528	36	-	337,454	296,457
Assets held for sale	D1(b)	-	286	538	-	-	-	824	916
Cash and cash equivalents		1,967	863	2,215	1,044	320	-	6,409	6,785
Total assets		129,368	123,093	111,244	7,428	5,525	(7,454)	369,204	325,932

Equity and liabilities
Equity
Shareholders’ equity		-	-	11,419	2,077	(1,685)	-	11,811	9,650
Non-controlling interests		-	-	1	-	-	-	1	1
Total equity		-	-	11,420	2,077	(1,685)	-	11,812	9,651
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)		105,589	118,915	85,035	-	-	-	309,539	273,953
Unallocated surplus of with-profits funds		12,450	-	-	-	-	-	12,450	12,061
Total policyholder liabilities and unallocated surplus of with-profits funds	C4.1(a)	118,039	118,915	85,035	-	-	-	321,989	286,014
Core structural borrowings of shareholder-financed operations:
Subordinated debt		-	-	-	-	3,320	-	3,320	3,662
Other		-	-	160	275	549	-	984	974
Total	C6.1	-	-	160	275	3,869	-	4,304	4,636
Operational borrowings attributable to shareholder-financed operations	C6.2	-	4	249	6	2,004	-	2,263	2,152
Borrowings attributable to with-profits operations	C6.2	1,093	-	-	-	-	-	1,093	895
Deferred tax liabilities	C8	1,307	38	2,910	22	14	-	4,291	3,778
Other non-insurance liabilities		8,929	3,855	10,981	5,048	1,323	(7,454)	22,682	17,938
Liabilities held for sale	D1(b)	-	281	489	-	-	-	770	868
Total liabilities		129,368	123,093	99,824	5,351	7,210	(7,454)	357,392	316,281
Total equity and liabilities		129,368	123,093	111,244	7,428	5,525	(7,454)	369,204	325,932

C2	Analysis of segment position by business type

To show the statement of financial position by reference to the differing degrees of policyholder and shareholder economic interest of the different types of business, the analysis below is structured to show the assets and liabilities of each segment by business type.

C2.1	Asia insurance operations

	31 Dec 2014 £m				31 Dec 2013 £m
	With-profits business	Unit-linked assets and liabilities	Other business	Total	Total
	note (i)
Assets
Intangible assets attributable to shareholders:
Goodwill	-	-	233	233	231
Deferred acquisition costs and other intangible assets	-	-	1,911	1,911	1,026
Total	-	-	2,144	2,144	1,257
Intangible assets attributable to with-profits funds:
Deferred acquisition costs and other intangible assets	54	-	-	54	66
Deferred tax assets	-	-	84	84	55
Other non-investment and non-cash assets	1,943	168	1,000	3,111	1,073
Investments of long-term business and other operations:
Investment properties	-	-	-	-	1
Investments in joint ventures and associates accounted for using the equity method	-	-	374	374	268
Financial investments:
LoansC3.4	544	-	470	1,014	922
Equity securities and portfolio holdings in unit trusts	6,974	11,294	932	19,200	14,383
Debt securities C3.3	12,927	2,847	7,855	23,629	18,554
Other investments	18	20	10	48	41
Deposits	190	243	336	769	896
Total investments	20,653	14,404	9,977	45,034	35,065
Assets held for sale	-	281	538	819	916
Cash and cash equivalents	547	329	808	1,684	1,522
Total assets	23,197	15,182	14,551	52,930	39,954
Equity and liabilities
Equity
Shareholders’ equity	-	-	3,548	3,548	2,795
Non-controlling interests	-	-	1	1	1
Total equity	-	-	3,549	3,549	2,796
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	17,873	13,874	8,321	40,068	31,910
Unallocated surplus of with-profits funds note (ii)	2,102	-	-	2,102	77
TotalC4.1(b)	19,975	13,874	8,321	42,170	31,987
Deferred tax liabilities	458	38	223	719	594
Other non-insurance liabilities	2,764	989	1,969	5,722	3,709
Liabilities held for sale	-	281	489	770	868
Total liabilities	23,197	15,182	11,002	49,381	37,158
Total equity and liabilities	23,197	15,182	14,551	52,930	39,954

Notes

(i)	The statement of financial position for with-profits business comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore with-profits operations. Assets and liabilities of other participating business are included in the column for ‘Other business’.
(ii)

On 1 January 2014, the Hong Kong branch of PAC was transferred to separate subsidiaries established in Hong Kong. From this date, the unallocated surplus of the Hong Kong with-profits business is reported within the Asia insurance segment. Up until 31 December 2013, for the purpose of the presentation of unallocated surplus of with-profits within the statement of financial position, the Hong Kong branch balance was reported within the unallocated surplus of the PAC with-profits sub-fund of the UK insurance operations.

C2.2	US insurance operations

	31 Dec 2014 £m			31 Dec 2013 £m
	Variable annuity separate account assets and liabilities note (i)	Fixed annuity, GIC and other business note (i)	Total	Total

Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs and other intangibles	-	5,197	5,197	4,140
Total	-	5,197	5,197	4,140
Deferred tax assets	-	2,343	2,343	2,042
Other non-investment and non-cash assetsnote (iv)	-	6,617	6,617	6,710
Investment properties	-	28	28	28
Financial investments:
LoansC3.4	-	6,719	6,719	6,375
Equity securities and portfolio holdings in unit trustsnote (iii)	81,741	340	82,081	66,008
Debt securitiesC3.3	-	32,980	32,980	30,292
Other investmentsnote (ii)	-	1,670	1,670	1,557
Total investments	81,741	41,737	123,478	104,260
Cash and cash equivalents	-	904	904	604
Total assets	81,741	56,798	138,539	117,756
Equity and liabilities
Equity
Shareholders’ equitynote (vi)	-	4,067	4,067	3,446
Total equity	-	4,067	4,067	3,446
Liabilities
Policyholder liabilities:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)note (v)	81,741	45,005	126,746	107,411
TotalC4.1 (c)	81,741	45,005	126,746	107,411
Core structural borrowings of shareholder-financed operations	-	160	160	150
Operational borrowings attributable to shareholder-financed operations	-	179	179	142
Deferred tax liabilities	-	2,308	2,308	1,948
Other non-insurance liabilitiesnote (v)	-	5,079	5,079	4,659
Total liabilities	81,741	52,731	134,472	114,310
Total equity and liabilities	81,741	56,798	138,539	117,756

Notes

(i)	These amounts are for separate account assets and liabilities for all variable annuity products comprising those with and without guarantees. Assets and liabilities attaching to variable annuity business that are not held in the separate account e.g. in respect of guarantees are shown within other business.
(ii)	Other investments comprise:

	2014 £m	2013 £m
Derivative assets*	916	766
Partnerships in investment pools and other**	754	791
	1,670	1,557
*	After taking account of the derivative liabilities of £251 million (2013: £515 million), which are also included in other non-insurance liabilities, the derivative position for US operations is a net asset of £665 million (2013: £251 million).
**	Partnerships in investment pools and other comprise primarily investments in limited partnerships. These include interests in the PPM America Private Equity Fund and diversified investments in 164 (2013: 166) other partnerships by independent money managers that generally invest in various equities and fixed income loans and securities.

(iii)	Equity securities and portfolio holdings in unit trusts include investments in mutual funds, the majority of which are equity-based.
(iv)	Included within other non-investment and non-cash assets of £6,617 million (2013: £6,710 million) were balances of £5,979 million (2013: £6,065 million) for reinsurers’ share of insurance contract liabilities. Of the £5,979 million as at 31 December 2014, £5,174 million related to the reinsurance ceded by the REALIC business (2013: £5,410 million). Jackson holds collateral for certain of these reinsurance arrangements with a corresponding funds withheld liability. As of 31 December 2014, the funds withheld liability of £2,201 million (2013: £2,051 million) was recorded within other non-insurance liabilities.
(v)	In addition to the policyholder liabilities above, Jackson has entered into a programme of funding arrangements under contracts, which, in substance are almost identical to GICs. The liabilities under these funding agreements totalled, £844 million (2013: £485 million) and are included in other non-insurance liabilities in the statement of financial position above.
(vi)	Changes in shareholders’ equity:

	2014 £m	2013 £m	2012 £m
Operating profit based on longer-term investment returns B1.1	1,431	1,243	964
Short-term fluctuations in investment returns B1.2	(1,103)	(625)	(90)
Amortisation of acquisition accounting adjustments arising from the purchase of REALIC	(71)	(65)	(19)
Profit before shareholder tax	257	553	855
Tax B5	(8)	(101)	(234)
Profit for the year	249	452	621

Profit for the year (as above)	249	452	621
Items recognised in other comprehensive income:
Exchange movements	235	(32)	(181)
Unrealised valuation movements on securities classified as available-for sale:
Unrealised holding gains (losses) arising during the year	1,039	(2,025)	930
Deduct net gains included in the income statement	(83)	(64)	(68)
Total unrealised valuation movements	956	(2,089)	862
Related amortisation of deferred acquisition costs C5.1(b)	(87)	498	(270)
Related tax	(304)	557	(205)
Total other comprehensive income (loss)	800	(1,066)	206
Total comprehensive income (loss) for the year	1,049	(614)	827
Dividends, interest payments to central companies and other movements	(428)	(283)	(245)
Net increase (decrease) in equity	621	(897)	582
Shareholders’ equity at beginning of year	3,446	4,343	3,761
Shareholders’ equity at end of year	4,067	3,446	4,343

C2.3	UK insurance operations

Of the total investments of £165 billion in UK insurance operations, £103 billion of investments are held by Scottish Amicable Insurance Fund and the PAC with-profits sub-fund. Shareholders are exposed only indirectly to value movements on these assets.

	31 Dec 2014 £m						31 Dec 2013 £m
			Other funds and subsidiaries
	Scottish Amicable Insurance Fund note (ii)	PAC with- profits sub- fund notes (i)	Unit- linked assets and liabilities	Annuity and other long-term business	Total	Total	Total
By operating segment
Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs and other intangible assets	-	-	-	86	86	86	90
Total	-	-	-	86	86	86	90
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	-	186	-	-	-	186	177
Deferred acquisition costs	-	7	-	-	-	7	6
Total	-	193	-	-	-	193	183
Total	-	193	-	86	86	279	273
Deferred tax assets	-	71	-	61	61	132	142
Other non-investment and non-cash assets	208	3,633	467	2,518	2,985	6,826	5,808
Investments of long-term business and other operations:
Investment properties	390	9,981	694	1,671	2,365	12,736	11,448
Investments in joint ventures and associates accounted for using the equity method	-	536	-	-	-	536	449
Financial investments:
LoansC3.4	66	2,599	-	1,589	1,589	4,254	4,173
Equity securities and portfolio holdings in unit trusts	2,508	25,180	15,714	66	15,780	43,468	39,745
Debt securitiesC3.3	2,709	43,937	8,048	31,655	39,703	86,349	82,014
Other investmentsnote (iii)	283	5,044	13	442	455	5,782	4,603
Deposits	728	9,526	695	1,304	1,999	12,253	11,252
Total investments	6,684	96,803	25,164	36,727	61,891	165,378	153,684
Properties held for sale	-	-	5	-	5	5	-
Cash and cash equivalents	84	1,336	534	503	1,037	2,457	2,586
Total assets	6,976	102,036	26,170	39,895	66,065	175,077	162,493

	31 Dec 2014 £m						31 Dec 2013 £m
			Other funds and subsidiaries
	Scottish Amicable Insurance Fund	PAC with- profits sub- fund	Unit- linked assets and liabilities	Annuity and other long- term business	Total	Total	Total
	note (ii)	notes (i)

Equity and liabilities
Equity
Shareholders’ equity	-	-	-	3,804	3,804	3,804	2,998

Total equity	-	-	-	3,804	3,804	3,804	2,998

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	6,690	82,389	23,300	31,709	55,009	144,088	134,632
Unallocated surplus of with-profits funds (reflecting application of ‘realistic’ basis provisions for UK regulated with-profits funds) C4.1(d)	-	10,348	-	-	-	10,348	11,984

Total	6,690	92,737	23,300	31,709	55,009	154,436	146,616

Operational borrowings attributable to shareholder-financed operations	-	-	4	70	74	74	74
Borrowings attributable to with-profits funds	11	1,082	-	-	-	1,093	895
Deferred tax liabilities	45	804	-	379	379	1,228	1,213
Other non-insurance liabilities	230	7,413	2,866	3,933	6,799	14,442	10,697

Total liabilities	6,976	102,036	26,170	36,091	62,261	171,273	159,495

Total equity and liabilities	6,976	102,036	26,170	39,895	66,065	175,077	162,493

Notes

(i)	The PAC with-profits sub-fund (WPSF) mainly contains with-profits business but it also contains some non-profit business (unit-linked, term assurances and annuities). Included in the PAC with-profits fund is £11.7 billion (2013: £12.2 billion) of non-profits annuities liabilities. The WPSF’s profits are apportioned 90 per cent to its policyholders and 10 per cent to shareholders as surplus for distribution is determined via the annual actuarial valuation. For the purposes of this table and subsequent explanation, references to the WPSF also include, for convenience, the amounts attaching to the Defined Charges Participating Sub-fund which comprises 3.8 per cent of the total assets of the WPSF and includes the with-profits annuity business transferred to Prudential from the Equitable Life Assurance Society on 1 December 2007 (with assets of approximately £1.7 billion). Profits to shareholders on this with-profits annuity business emerge on a ‘charges less expenses’ basis and policyholders are entitled to 100 per cent of the investment earnings.
(ii)	The fund is solely for the benefit of policyholders of SAIF. Shareholders have no interest in the profits of this fund although they are entitled to asset management fees on this business. SAIF is a separate sub-fund within the PAC long-term business fund.
(iii)	Other investments comprise:

	2014 £m	2013 £m
Derivative assets*	2,344	1,472
Partnerships in investment pools and other**	3,438	3,131
	5,782	4,603
*	After including derivative liabilities of £1,381 million (2013: £804 million), which are also included in the statement of financial position, the overall derivative position was a net asset of £963 million (2013: £668 million).
**	Partnerships in investment pools and other comprise mainly investments held by the PAC with-profits fund. These investments are primarily investments in limited partnerships and additionally, investments in property funds.

C2.4	Asset management operations

	31 Dec 2014 £m				31 Dec 2013 £m
	M&G	US	Eastspring Investments	Total	Total
	note (i)
Assets
Intangible assets:
Goodwill	1,153	16	61	1,230	1,230
Deferred acquisition costs and other intangible assets	18	2	1	21	20
Total	1,171	18	62	1,251	1,250
Other non-investment and non-cash assets	1,308	228	69	1,605	1,475
Investments in joint ventures and associates accounted for using the equity method	35	-	72	107	92
Financial investments:
LoansC3.4	854	-	-	854	1,096
Equity securities and portfolio holdings in unit trusts	61	-	18	79	65
Debt securitiesC3.3	2,293	-	-	2,293	2,045
Other investments	109	12	-	121	61
Deposits	-	40	34	74	65
Total investments	3,352	52	124	3,528	3,424
Cash and cash equivalents	857	76	111	1,044	1,562
Total assets	6,688	374	366	7,428	7,711
Equity and liabilities
Equity
Shareholders’ equity	1,646	157	274	2,077	1,991
Total equity	1,646	157	274	2,077	1,991
Liabilities
Core structural borrowing of shareholder-financed operations	275	-	-	275	275
Operational borrowings attributable to shareholder-financed operations	6	-	-	6	-
Intra-group debt represented by operational borrowings at Group levelnote (ii)	2,004	-	-	2,004	1,933
Other non-insurance liabilitiesnote (iii)	2,757	217	92	3,066	3,512
Total liabilities	5,042	217	92	5,351	5,720
Total equity and liabilities	6,688	374	366	7,428	7,711

Notes

(i)	The M&G statement of financial position includes the assets and liabilities in respect of Prudential Capital.
(ii)	Intra-group debt represented by operational borrowings at Group level, which are in respect of Prudential Capital’s short-term fixed income security programme and comprise:

	2014 £m	2013 £m
Commercial paper	1,704	1,634
Medium Term Notes	300	299
Total intra-group debt represented by operational borrowings at Group level	2,004	1,933

(iii)	Other non-insurance liabilities consist primarily of intra-group balances, derivative liabilities and other creditors.

C3	Assets and Liabilities – Classification and Measurement

C3.1	Group assets and liabilities – Classification

The classification of the Group’s assets and liabilities, and its corresponding accounting carrying values reflect the requirements of IFRS. For financial investments, the basis of valuation reflects the Group’s application of IAS 39 ‘Financial Instruments: Recognition and Measurement’ as described further below. Where assets and liabilities have been valued at fair value or measured on a different basis but fair value is disclosed, the Group has followed the principles under IFRS 13 ‘Fair Value Measurement’. The basis applied is summarised below:

	31 December 2014 £m					31 December 2013 £m
	At fair value		Cost/ Amortised cost/IFRS 4 basis value	Total carrying value	Fair value, where applicable	At fair value		Cost/ Amortised cost/IFRS 4 basis value	Total carrying value	Fair value, where applicable
			note (i)					note (i)
	Through profit or loss	Available- for-sale				Through profit and loss	Available- for-sale
Intangible assets attributable to shareholders:
Goodwill	-	-	1,463	1,463		-	-	1,461	1,461
Deferred acquisition costs and other intangible assets	-	-	7,261	7,261		-	-	5,295	5,295

Total	-	-	8,724	8,724		-	-	6,756	6,756

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	-	-	186	186		-	-	177	177
Deferred acquisition costs and other intangible assets	-	-	61	61		-	-	72	72

Total	-	-	247	247		-	-	249	249

Total intangible assets	-	-	8,971	8,971		-	-	7,005	7,005

Other non-investment and non-cash assets:
Property, plant and equipment	-	-	978	978		-	-	920	920
Reinsurers’ share of insurance contract liabilities	-	-	7,167	7,167		-	-	6,838	6,838
Deferred tax assets	-	-	2,765	2,765		-	-	2,412	2,412
Current tax recoverable	-	-	117	117		-	-	244	244
Accrued investment income	-	-	2,667	2,667	2,667	-	-	2,609	2,609	2,609
Other debtors	-	-	1,852	1,852	1,852	-	-	1,746	1,746	1,746

Total	-	-	15,546	15,546		-	-	14,769	14,769

Investments of long-term business and other operations:note (ii)
Investment properties	12,764	-	-	12,764	12,764	11,477	-	-	11,477	11,477
Investments accounted for using the equity method	-	-	1,017	1,017		-	-	809	809
Loansnote (iv)	2,291	-	10,550	12,841	13,548	2,137	-	10,429	12,566	12,995
Equity securities and portfolio holdings in unit trusts	144,862	-	-	144,862	144,862	120,222	-	-	120,222	120,222
Debt securitiesnote (v)	112,354	32,897	-	145,251	145,251	102,700	30,205	-	132,905	132,905
Other investmentsnote (vi)	7,623	-	-	7,623	7,623	6,265	-	-	6,265	6,265
Deposits	-	-	13,096	13,096	13,096	-	-	12,213	12,213	12,213

Total investments	279,894	32,897	24,663	337,454		242,801	30,205	23,451	296,457

Assets held for salenote (vii)	824	-	-	824	824	916	-	-	916	916
Cash and cash equivalents	-	-	6,409	6,409	6,409	-	-	6,785	6,785	6,785

Total assets	280,718	32,897	55,589	369,204		243,717	30,205	52,010	325,932

	2014 £m					2013 £m
	At fair value		Cost/ Amortised cost/IFRS 4 basis value	Total carrying value	Fair value, where applicable	At fair value		Cost/ Amortised cost/IFRS 4 basis value	Total carrying value	Fair value, where applicable
			note (i)					note (i)
	Through profit and loss	Available- for-sale				Through profit and loss	Available- for-sale
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities	-	-	250,038	250,038		-	-	218,185	218,185
Investment contract liabilities with discretionary participation features note (iii)	-	-	39,277	39,277		-	-	35,592	35,592
Investment contract liabilities without discretionary participation features	17,554	-	2,670	20,224	20,211	17,736	-	2,440	20,176	20,177
Unallocated surplus of with-profits funds	-	-	12,450	12,450		-	-	12,061	12,061

Total	17,554	-	304,435	321,989		17,736	-	268,278	286,014

Core structural borrowings of shareholder-financed operations	-	-	4,304	4,304	4,925	-	-	4,636	4,636	5,066
Other borrowings:
Operational borrowings attributable to shareholder-financed operations	-	-	2,263	2,263	2,263	-	-	2,152	2,152	2,152
Borrowings attributable to with-profits operations	-	-	1,093	1,093	1,108	18	-	877	895	909

Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements	-	-	2,347	2,347	2,361	-	-	2,074	2,074	2,085
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	7,357	-	-	7,357	7,357	5,278	-	-	5,278	5,278
Deferred tax liabilities	-	-	4,291	4,291		-	-	3,778	3,778
Current tax liabilities	-	-	617	617		-	-	395	395
Accruals and deferred income	-	-	947	947		-	-	824	824
Other creditors	327	-	3,935	4,262	4,262	263	-	3,044	3,307	3,307
Provisions	-	-	724	724		-	-	635	635
Derivative liabilities	2,323	-	-	2,323	2,323	1,689	-	-	1,689	1,689
Other liabilitiesnote (vii)	2,201	-	1,904	4,105	4,105	2,051	-	1,685	3,736	3,736

Total	12,208	-	14,765	26,973		9,281	-	12,435	21,716

Liabilities held for sale	770	-	-	770	770	868	-	-	868	868

Total liabilities	30,532	-	326,860	357,392		27,903	-	288,378	316,281

Notes

(i)	Assets carried at cost or amortised cost are subject to impairment testing where appropriate under IFRS requirements. This category also includes assets which are valued by reference to specific IFRS standards such as reinsurers’ share of insurance contract liabilities, deferred tax assets and investments accounted for under the equity method.
(ii)	Realised gains and losses on the Group’s investments for 2014 recognised in the income statement amounted to a net gain of £2.9 billion (2013: £2.5 billion).
(iii)	The carrying value of investment contracts with discretionary participation features is on IFRS 4 basis. It is impractical to determine the fair value of these contracts due to the lack of a reliable basis to measure participation features.
(iv)	Loans and receivables are reported net of allowance for loan losses of £21 million (2013: £62 million).
(v)	As at 31 December 2014, £477 million (2013: £495 million) of convertible bonds were included in debt securities and £1,148 million (2013: £1,078 million) were included in borrowings.
(vi)	See note C3.5(b) for details of the derivative assets included. The balance also contains the PAC with-profits fund’s participation in various investment funds and limited liability property partnerships.
(vii)	Assets and liabilities held for sale are valued at fair value less costs to sell.

C3.2	Group assets and liabilities – Measurement

This section provides detail of the designation and valuation of the Group’s financial assets and liabilities shown under following categories:

(a)	Determination of fair value

The fair values of the assets and liabilities of the Group as shown in this note have been determined on the following bases.

The fair values of the financial instruments for which fair valuation is required under IFRS are determined by the use of current market bid prices for exchange-quoted investments or by using quotations from independent third parties such as brokers and pricing services or by using appropriate valuation techniques.

The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm’s length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third parties or valued internally using standard market practices.

The loans and receivables have been shown net of provisions for impairment. The fair value of loans have been estimated from discounted cash flows expected to be received. The rate of discount used was the market rate of interest where applicable.

The fair value of investment properties is based on market values as assessed by professionally qualified external valuers or by the Group’s qualified surveyors.

The fair value of the subordinated and senior debt issued by the parent company is determined using quoted prices from independent third parties.

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

Financial instruments at fair value

	31 Dec 2014 £m
	Level 1	Level 2	Level 3	Total
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs
Analysis of financial investments, net of derivative liabilities by business type
With-profits
Equity securities and portfolio holdings in unit trusts	31,136	2,832	694	34,662
Debt securities	16,415	42,576	582	59,573
Other investments (including derivative assets)	96	1,997	3,252	5,345
Derivative liabilities	(72)	(1,024)	-	(1,096)
Total financial investments, net of derivative liabilities	47,575	46,381	4,528	98,484
Percentage of total	48%	47%	5%	100%
Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	108,392	336	21	108,749
Debt securities	4,509	6,375	11	10,895
Other investments (including derivative assets)	4	29	-	33
Derivative liabilities	(10)	(12)	-	(22)
Total financial investments, net of derivative liabilities	112,895	6,728	32	119,655
Percentage of total	94%	6%	0%	100%
Non-linked shareholder-backed
Loans	-	266	2,025	2,291
Equity securities and portfolio holdings in unit trusts	1,303	116	32	1,451
Debt securities	15,806	58,780	197	74,783
Other investments (including derivative assets)	-	1,469	776	2,245
Derivative liabilities	-	(867)	(338)	(1,205)
Total financial investments, net of derivative liabilities	17,109	59,764	2,692	79,565
Percentage of total	22%	75%	3%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans*	-	266	2,025	2,291
Equity securities and portfolio holdings in unit trusts	140,831	3,284	747	144,862
Debt securities	36,730	107,731	790	145,251
Other investments (including derivative assets)	100	3,495	4,028	7,623
Derivative liabilities	(82)	(1,903)	(338)	(2,323)
Total financial investments, net of derivative liabilities	177,579	112,873	7,252	297,704
Investment contracts liabilities without discretionary participation features held at fair value	-	(17,554)	-	(17,554)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(5,395)	(671)	(1,291)	(7,357)
Other financial liabilities held at fair value	-	(327)	(2,201)	(2,528)
Total financial instruments at fair value	172,184	94,321	3,760	270,265
Percentage of total	64%	35%	1%	100%
*	Loans in the above table are those classified as fair value through profit and loss in note C3.1.

In addition to the financial instruments shown above, the assets and liabilities held for sale on the consolidated statement of financial position at 31 December 2014 in respect of Japan Life business included a net financial instruments balance of £844 million, primarily for equity securities and debt securities. Of this amount, £814 million has been classified as level 1 and £30 million as level 2.

	31 Dec 2013 £m
	Level 1	Level 2	Level 3	Total
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs
Analysis of financial investments, net of derivative liabilities by business type
With-profits
Equity securities and portfolio holdings in unit trusts	25,087	2,709	569	28,365
Debt securities	14,547	42,759	485	57,791
Other investments (including derivative assets)	169	1,191	2,949	4,309
Derivative liabilities	(32)	(517)	-	(549)
Total financial investments, net of derivative liabilities	39,771	46,142	4,003	89,916
Percentage of total	44%	52%	4%	100%
Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	90,645	191	36	90,872
Debt securities	3,573	6,048	1	9,622
Other investments (including derivative assets)	6	30	-	36
Derivative liabilities	(1)	(3)	-	(4)
Total financial investments, net of derivative liabilities	94,223	6,266	37	100,526
Percentage of total	94%	6%	0%	100%
Non-linked shareholder-backed
Loans	-	250	1,887	2,137
Equity securities and portfolio holdings in unit trusts	841	100	44	985
Debt securities	13,428	51,880	184	65,492
Other investments (including derivative assets)	-	1,111	809	1,920
Derivative liabilities	-	(935)	(201)	(1,136)
Total financial investments, net of derivative liabilities	14,269	52,406	2,723	69,398
Percentage of total	21%	75%	4%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans*	-	250	1,887	2,137
Equity securities and portfolio holdings in unit trusts	116,573	3,000	649	120,222
Debt securities	31,548	100,687	670	132,905
Other investments (including derivative assets)	175	2,332	3,758	6,265
Derivative liabilities	(33)	(1,455)	(201)	(1,689)
Total financial investments, net of derivative liabilities	148,263	104,814	6,763	259,840
Investment contracts liabilities without discretionary participation features held at fair value	-	(17,736)	-	(17,736)
Borrowings attributable to the with-profits funds held at fair value	-	(18)	-	(18)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(3,703)	(248)	(1,327)	(5,278)
Other financial liabilities held at fair value	-	(263)	(2,051)	(2,314)
Total financial instruments at fair value	144,560	86,549	3,385	234,494
Percentage of total	61%	37%	2%	100%
*	Loans in the above table are those classified as fair value through profit or loss in note C3.1.

Investment properties at fair value

	£m
	Level 1	Level 2	Level 3	Total
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable inputs
2014	-	-	12,764	12,764
2013	-	-	11,477	11,477

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

	31 Dec 2014 £m
	Level 1	Level 2	Level 3	Total
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs
Assets
Loans	-	4,446	6,811	11,257

Liabilities
Investment contract liabilities without discretionary participation features	-	-	(2,657)	(2,657)
Core structural borrowings of shareholder-financed operations	-	(4,926)	-	(4,926)
Operational borrowings attributable to shareholder-financed operations	-	(2,241)	(22)	(2,263)
Borrowings attributable to the with-profits funds	-	(1,050)	(58)	(1,108)
Obligations under funding, securities lending and sale and repurchase agreements	-	(1,505)	(856)	(2,361)

	31 Dec 2013 £m
	Level 1	Level 2	Level 3	Total
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs
Assets
Loans	-	3,778	7,080	10,858

Liabilities
Investment contract liabilities without discretionary participation features	-	-	(2,441)	(2,441)
Core structural borrowings of shareholder-financed operations	-	(4,878)	(188)	(5,066)
Operational borrowings attributable to shareholder-financed operations	-	(2,010)	(142)	(2,152)
Borrowings attributable to the with-profits funds	-	(798)	(93)	(891)
Obligations under funding, securities lending and sale and repurchase agreements	-	(1,589)	(496)	(2,085)

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

Generally, no adjustment is made to the prices obtained from independent third parties. Adjustment is made in only limited circumstances, where it is determined that the third-party valuations obtained do not reflect fair value (eg either because the value is stale and/or the values are extremely diverse in range). These are usually securities which are distressed or that could be subject to a debt restructure or where reliable market prices are no longer available due to an inactive market or market dislocation. In these instances, prices are derived using internal valuation techniques including those as described below in this note with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date. The techniques used require a number of assumptions relating to variables such as credit risk and interest rates. Examples of such variables include an average credit spread based on the corporate bond universe and the relevant duration of the asset being valued. Prudential determines the input assumptions based on the best available information at the measurement dates. Securities valued in such manner are classified as level 3 where these significant inputs are not based on observable market data.

Of the total level 2 debt securities of £107,731 million at 31 December 2014 (2013: £100,687 million), £10,093 million are valued internally (2013: £8,556 million). The majority of such securities are valued using matrix pricing, which is based on assessing the credit quality of the underlying borrower to derive a suitable discount rate relative to government securities of a comparable duration. Under matrix pricing, the debt securities are priced taking the credit spreads on comparable quoted public debt securities and applying these to the equivalent debt instruments factoring in a specified liquidity premium. The majority of the parameters used in this valuation technique are readily observable in the market and, therefore, are not subject to interpretation.

(d)	Fair value measurements for level 3 fair valued assets and liabilities

Reconciliation of movements in level 3 assets and liabilities measured at fair value

The following table reconciles the value of level 3 fair valued assets and liabilities at 1 January 2014 to that presented at 31 December 2014.

Financial instruments at fair value

	£m
2014	At 1 Jan	Total gains/ losses in income statement	Total gains/ losses recorded as other compre- hensive income	Purchases	Sales	Settled	Issued	Reclassi- fication of Japan Life as held for sale in 2013	Transfers into level 3	Transfers out of level 3	At 31 Dec
Loans	1,887	1	118	-	-	(175)	194	-	-	-	2,025
Equity securities and portfolio holdings in unit trusts	649	118	2	26	(50)	-	-	-	2	-	747
Debt securities	670	271	(7)	49	(169)	-	-	-	11	(35)	790
Other investments (including derivative assets)	3,758	337	36	371	(474)	-	-	-	-	-	4,028
Derivative liabilities	(201)	(138)	-	-	-	-	-	-	-	1	(338)
Total financial investments, net of derivative liabilities	6,763	589	149	446	(693)	(175)	194	-	13	(34)	7,252
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,327)	(14)	-	(18)	18	123	(73)	-	-	-	(1,291)
Other financial liabilities	(2,051)	(10)	(129)	-	-	279	(290)	-	-	-	(2,201)
Total financial instruments at fair value	3,385	565	20	428	(675)	227	(169)	-	13	(34)	3,760

2013
Loans	1,842	4	(37)	-	-	(66)	144	-	-	-	1,887
Equity securities and portfolio holdings in unit trusts	568	50	(3)	26	(73)	-	-	-	84	(3)	649
Debt securities	729	60	(4)	16	(146)	(1)	-	(28)	92	(48)	670
Other investments (including derivative assets)	3,335	426	(1)	80	(215)	-	81	-	52	-	3,758
Derivative liabilities	(195)	(6)	-	-	-	-	-	-	-	-	(201)
Total financial investments, net of derivative liabilities	6,279	534	(45)	122	(434)	(67)	225	(28)	228	(51)	6,763
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,224)	(57)	(1)	-	2	94	(141)	-	-	-	(1,327)
Other financial liabilities	(2,021)	3	41	-	-	144	(218)	-	-	-	(2,051)
Total financial instruments at fair value	3,034	480	(5)	122	(432)	171	(134)	(28)	228	(51)	3,385

Of the total net gains and losses in the income statement of £565 million (2013: £480 million), £344 million (2013: £415 million) relates to net unrealised gains of financial instruments still held at the end of the year, which can be analysed as follows:

	2014 £m	2013 £m

Investment properties
Equity securities	70	46
Debt securities	149	30
Other investments	284	397
Derivative liabilities	(137)	(8)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(14)	(57)
Other financial liabilities	(8)	7
Total	344	415

Other assets at fair value – Investment Properties

	£m
	At 1 Jan	Total gains/ losses in income statement	Total gains/ losses in other compre- hensive income	Purchases	Sales	Transfers into level 3	Transfers out of level 3	At 31 Dec
2014	11,477	914	20	728	(370)		(5)	12,764
2013	10,554	441	(15)	1,110	(613)	-	-	11,477

Of the total net gains and losses in the income statement of £914 million (2013: £441 million), £851 million (2013: £410 million) relates to net unrealised gains of investment properties still held at the end of the year.

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

At 31 December 2014, the Group held £3,760 million (2013: £3,385 million) of net financial instruments at fair value within level 3. This represents 1 per cent (2013: 2 per cent) of the total fair valued financial assets net of fair valued financial liabilities.

Included within these amounts were loans of £2,025 million at 31 December 2014 (2013: £1,887 million), measured as the loan outstanding balance, attached to REALIC and held to back the liabilities for funds withheld under reinsurance arrangements. The funds withheld liability of £2,201 million at 31 December 2014 (2013: £2,051 million) was also classified within level 3, accounted for on a fair value basis being equivalent to the carrying value of the underlying assets.

Excluding the loans and funds withheld liability under REALIC’s reinsurance arrangements as described above, which amounted to a net liability of £(176) million (2013: £(164) million), the level 3 fair valued financial assets net of financial liabilities were £3,936 million (2013: £3,549 million). Of this amount, a net asset of £11 million (2013: net liability of £(304) million) were internally valued, representing less than 0.1 per cent of the total fair valued financial assets net of financial liabilities (2013: 0.1 per cent). Internal valuations are inherently more subjective than external valuations. Included within these internally valued net asset / liability were:

(a)	Debt securities of £298 million (2013: £118 million), which were either valued on a discounted cash flow method with an internally developed discount rate or on external prices adjusted to reflect the specific known conditions relating to these securities (eg distressed securities or securities which were being restructured).

(b)	Private equity and venture investments of £1,002 million (2013: £878 million) which were valued internally based on management information available for these investments. These investments were principally held by consolidated investment funds which are managed on behalf of third parties.
(c)	Liabilities of £(1,269) million (2013: £(1,301) million) for the net asset value attributable to external unit holders in respect of the consolidated investment funds, which are non-recourse to the Group. These liabilities are valued by reference to the underlying assets.
(d)	Derivative liabilities of £(23) million (2013: nil) which are valued internally using standard market practices but are subject to independent assessment against external counterparties valuations.
(e)	Other sundry individual financial investments of £3 million (2013: £1 million).

Of the internally valued net asset referred to above of £11 million (2013: net liability of £(304) million):

(a)	A net liability of £(133) million (2013: net liability of £(380) million) was held by the Group’s participating funds and therefore shareholders’ profit and equity are not impacted by movements in the valuation of these financial instruments.
(b)	A net asset of £144 million (2013: £76 million) was held to support non-linked shareholder-backed business. If the value of all the level 3 instruments held to support non-linked shareholder-backed business valued internally was varied downwards by 10 per cent, the change in valuation would be £14 million (2013: £8 million), which would reduce shareholders’ equity by this amount before tax. Of this amount, a decrease of £13 million (2013: a decrease of £6 million) would pass through the income statement substantially as part of short-term fluctuations in investment returns outside of operating profit and a £1 million decrease (2013: a decrease of £2 million) would be included as part of other comprehensive income, being unrealised movements on assets classified as available-for-sale.

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

During 2014, the transfers between levels within the Group’s portfolio were primarily transfers from level 1 to 2 of £618 million and transfers from level 2 to level 1 of £223 million. These transfers which relate to equity securities and debt securities arose to reflect the change in the observability of the inputs used in valuing these securities.

In addition, in 2014, the transfers into level 3 were £13 million and the transfers out of level 3 were £34 million. These transfers were between levels 3 and 2 and primarily for equity securities and debt securities.

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

This note provides analysis of the Group’s debt securities, including asset-backed securities and sovereign debt securities, by segment.

Debt securities are carried at fair value. The amounts included in the statement of financial position are analysed as follows, with further information relating to the credit quality of the Group’s debt securities at 31 December 2014 provided in the notes below.

	2014 £m	2013 £m
Insurance operations:
Asia note (a)	23,629	18,554
USnote (b)	32,980	30,292
UKnote (c)	86,349	82,014
Asset management operationsnote (d)	2,293	2,045
Total	145,251	132,905

In the tables below, with the exception of some mortgage-backed securities, Standard & Poor’s (S&P) ratings have been used where available. For securities where S&P ratings are not immediately available, those produced by Moody’s and then Fitch have been used as an alternative.

(a)	Asia insurance operations

	2014 £m				2013 £m
	With-profits business	Unit-linked assets	Other business	Total	Total
S&P – AAA	728	48	186	962	724
S&P – AA+ to AA-	5,076	323	933	6,332	4,733
S&P – A+ to A-	1,980	367	1,575	3,922	2,896
S&P – BBB+ to BBB-	1,667	755	1,123	3,545	2,717
S&P – Other	499	251	1,089	1,839	1,433
	9,950	1,744	4,906	16,600	12,503
Moody’s – Aaa	757	194	331	1,282	1,728
Moody’s – Aa1 to Aa3	42	14	1,085	1,141	176
Moody’s – A1 to A3	193	90	83	366	177
Moody’s – Baa1 to Baa3	167	276	142	585	572
Moody’s – Other	49	13	6	68	76
	1,208	587	1,647	3,442	2,729
Fitch	559	110	340	1,009	728
Other	1,210	406	962	2,578	2,594
Total debt securities	12,927	2,847	7,855	23,629	18,554

In addition to the debt securities shown above, the assets held for sale on the consolidated statement of financial position at 31 December 2014 in respect of Japan Life business included a debt securities balance of £351 million (2013: £387 million). Of this amount, £321 million were rated as AA+ to AA- (2013: £356 million) and £30 million (2013: £29 million) were rated A+ to A-.

The following table analyses debt securities of ‘Other business’ which are not externally rated by S&P, Moody’s or Fitch.

	2014 £m	2013 £m
Government bonds	174	387
Corporate bonds*	654	491
Other	134	81
	962	959
*	Rated as investment grade by local external ratings agencies.

(b)	US insurance operations
(i)	Overview

	2014 £m	2013 £m
Corporate and government security and commercial loans:
Government	3,972	3,330
Publicly traded and SEC Rule 144A securities*	20,745	18,875
Non-SEC Rule 144A securities	3,745	3,395
Total	28,462	25,600
Residential mortgage-backed securities (RMBS)	1,567	1,760
Commercial mortgage-backed securities (CMBS)	2,343	2,339
Other debt securities	608	593
Total US debt securities†	32,980	30,292
*	A 1990 SEC rule that facilitates the resale of privately placed securities under Rule 144A that are without SEC registration to qualified institutional investors. The rule was designed to develop a more liquid and efficient institutional resale market for unregistered securities.
†	Debt securities for US operations included in the statement of financial position comprise:

	2014 £m	2013 £m
Available-for-sale	32,897	30,205
Fair value through profit or loss:
Securities held to back liabilities for funds withheld under reinsurance arrangement	83	87
	32,980	30,292

(ii)	Valuation basis, presentation of gains and losses and securities in an unrealised loss position

Under IAS 39, unless categorised as ‘held to maturity’ or ‘loans and receivables’ debt securities are required to be fair valued. Where available, quoted market prices are used. However, where securities do not have an externally quoted price based on regular trades or where markets for the securities are no longer active as a result of market conditions, IAS 39 requires that valuation techniques be applied. IFRS 13 requires classification of the fair values applied by the Group into a three level hierarchy. At 31 December 2014, 0.1 per cent of Jackson’s debt securities were classified as level 3 (31 December 2013: 0.1 per cent) comprising of fair values where there are significant inputs which are not based on observable market data.

Except for certain assets covering liabilities that are measured at fair value, the debt securities of the US insurance operations are classified as available-for-sale. Unless impaired, fair value movements are recognised in other comprehensive income. Realised gains and losses, including impairments, recorded in the income statement are as shown in note B1.2 of this report.

Movements in unrealised gains and losses on available-for-sale securities

There was a movement in the statement of financial position value for debt securities classified as available-for-sale from a net unrealised gain of £781 million to a net unrealised gain of £1,840 million as analysed in the table below. This increase reflects the effects of decreasing long-term interest rates.

	2014	Changes in unrealised appreciation**	Foreign exchange translation	2013
	Reflected as part of movement in other comprehensive income
	£m	£m	£m	£m
Assets fair valued at below book value
Book value*	5,899			10,825
Unrealised (loss) gain	(180)	683	(14)	(849)
Fair value (as included in statement of financial position)	5,719			9,976
Assets fair valued at or above book value
Book value*	25,158			18,599
Unrealised gain	2,020	273	117	1,630
Fair value (as included in statement of financial position)	27,178			20,229
Total
Book value*	31,057			29,424
Net unrealised gain	1,840	956	103	781
Fair value (as included in the footnote above in the overview table and the statement of financial position)	32,897			30,205
*	Book value represents cost/amortised cost of the debt securities.
**	Translated at the average rate of US$1.6476: £1.00

Debt securities classified as available-for-sale in an unrealised loss position

(a)	Fair value of securities as a percentage of book value

The following table shows the fair value of the debt securities in a gross unrealised loss position for various percentages of book value:

	2014 £m		2013 £m
	Fair value	Unrealised loss	Fair value	Unrealised loss
Between 90% and 100%	5,429	(124)	7,624	(310)
Between 80% and 90%	245	(37)	1,780	(331)
Below 80% :
Residential mortgage-backed securities
Sub-prime	4	(1)	4	(1)
Commercial mortgage-backed securities	10	(3)	16	(6)
Other asset-backed securities	9	(6)	9	(6)
Government bonds	-	-	521	(188)
Corporates	22	(9)	22	(7)
	45	(19)	572	(208)
Total	5,719	(180)	9,976	(849)

(b)	Unrealised losses by maturity of security

	2014 £m	2013 £m
1 year to 5 years	(5)	(5)
5 years to 10 years	(90)	(224)
More than 10 years	(54)	(558)
Mortgage-backed and other debt securities	(31)	(62)
Total	(180)	(849)

(c)	Age analysis of unrealised losses for the periods indicated

The following table shows the age analysis of all the unrealised losses in the portfolio by reference to the length of time the securities have been in an unrealised loss position:

	2014 £m			2013 £m
	Non- investment grade	Investment grade	Total	Non- investment grade	Investment grade	Total
Less than 6 months	(18)	(46)	(64)	(2)	(52)	(54)
6 months to 1 year	(1)	(1)	(2)	(12)	(329)	(341)
1 year to 2 years	(6)	(51)	(57)	(2)	(423)	(425)
2 years to 3 years	(1)	(36)	(37)	(1)	-	(1)
More than 3 years	(7)	(13)	(20)	(13)	(15)	(28)
Total	(33)	(147)	(180)	(30)	(819)	(849)

Further, the following table shows the age analysis as at 31 December 2014, of the securities whose fair values were below 80 per cent of the book value:

	2014 £m		2013 £m
Age analysis	Fair value	Unrealised loss	Fair value	Unrealised loss
Less than 3 months	17	(7)	93	(24)
3 months to 6 months	3	(1)	418	(159)
More than 6 months	25	(11)	61	(25)
	45	(19)	572	(208)

(iii)	Ratings

The following table summarises the securities detailed above by rating using S&P, Moody’s, Fitch and implicit ratings of mortgage-backed securities based on National Association of Insurance Commissioners (NAIC) valuations:

	2014 £m	2013 £m
S&P – AAA	164	132
S&P – AA+ to AA-	6,067	5,252
S&P – A+ to A-	8,640	7,728
S&P – BBB+ to BBB-	10,308	9,762
S&P – Other	1,016	941
	26,195	23,815
Moody’s – Aaa	84	65
Moody’s – Aa1 to Aa3	29	13
Moody’s – A1 to A3	27	65
Moody’s – Baa1 to Baa3	72	70
Moody’s – Other	8	10
	220	223
Implicit ratings of MBS based on NAIC* valuations (see below)
NAIC 1	2,786	2,774
NAIC 2	85	179
NAIC 3-6	58	87
	2,929	3,040
Fitch	300	159
Other **	3,336	3,055
Total debt securities (see overview table in note (i) above)	32,980	30,292

*	The Securities Valuation Office of the NAIC classifies debt securities into six quality categories range from Class 1 (the highest) to Class 6 (the lowest). Performing securities are designated as Classes 1 to 5 and securities in or near default are designated Class 6.
**	The amounts within ‘Other’ which are not rated by S&P, Moody’s nor Fitch, nor are MBS securities using the revised regulatory ratings, have the following NAIC classifications:

	2014 £m	2013 £m
NAIC 1	1,322	1,165
NAIC 2	1,890	1,836
NAIC 3-6	124	54
	3,336	3,055

For some mortgage-backed securities within Jackson, the table above includes these securities using the regulatory ratings detail issued by the NAIC. These regulatory ratings levels were established by external third parties (PIMCO for residential mortgage-backed securities and BlackRock Solutions for commercial mortgage-backed securities).

(c)	UK insurance operations

	2014 £m
			Other funds and subsidiaries			UK insurance operations
	Scottish Amicable Insurance Fund	PAC with- profits fund	Unit-linked assets	PRIL	Other annuity and long-term business	2014 Total	2013 Total
						£m	£m
S&P – AAA	231	3,984	1,257	3,516	388	9,376	8,837
S&P – AA+ to AA-	506	5,443	1,118	3,724	458	11,249	10,690
S&P – A+ to A-	752	10,815	1,764	7,324	836	21,491	20,891
S&P – BBB+ to BBB-	585	9,212	1,898	4,332	714	16,741	17,125
S&P – Other	158	2,177	215	272	45	2,867	3,255
	2,232	31,631	6,252	19,168	2,441	61,724	60,798
Moody’s – Aaa	59	1,375	200	377	52	2,063	2,333
Moody’s – Aa1 to Aa3	52	2,370	1,110	3,048	549	7,129	6,420
Moody’s – A1 to A3	48	970	88	1,412	168	2,686	2,077
Moody’s – Baa1 to Baa3	31	807	126	363	49	1,376	1,214
Moody’s – Other	6	390	14	26	-	436	140
	196	5,912	1,538	5,226	818	13,690	12,184
Fitch	15	484	97	232	20	848	611
Other	266	5,910	161	3,464	286	10,087	8,421
Total debt securities	2,709	43,937	8,048	28,090	3,565	86,349	82,014

Where no external ratings are available, internal ratings produced by the Group’s asset management operation, which are prepared on the Company’s assessment of a comparable basis to external ratings, are used where possible. The £10,087 million total debt securities held at 31 December 2014 (2013: £8,421 million) which are not externally rated are either internally rated or unrated. These are analysed as follows:

	2014 £m	2013 £m
Internal ratings or unrated:
AAA to A-	4,917	3,691
BBB to B-	3,755	3,456
Below B- or unrated	1,415	1,274
Total	10,087	8,421

The majority of unrated debt security investments were held in SAIF and the PAC with-profits fund and relate to convertible debt and other investments which are not covered by ratings analysts nor have an internal rating attributed to them. The non-linked shareholder-backed business of PRIL and other annuity and long-term business includes £3,750 million which are not externally rated. The internal ratings for these securities consists of £1,082 million AA+ to AA-, £1,336 million A+ to A-, £1,183 million BBB+ to BBB-, £60 million BB+ to BB- and £89 million that were rated B+ and below or unrated.

(d)	Asset management operations

The debt securities are all held by M&G (including Prudential Capital).

	2014 £m	2013 £m
M&G
AAA to A- by S&P or equivalent ratings	2,056	1,690
Other	237	355
Total M&G (including Prudential Capital)	2,293	2,045

(e)	Asset-backed securities

The Group’s holdings in Asset-Backed Securities (ABS), which comprise Residential Mortgage-Backed Securities (RMBS), Commercial Mortgage-Backed Securities (CMBS), Collateralised Debt Obligations (CDO) funds and other asset-backed securities, at 31 December 2014 is as follows:

	2014 £m	2013 £m
Shareholder-backed operations:
Asia insurance operationsnote (i)	104	139
US insurance operationsnote (ii)	4,518	4,692
UK insurance operations (2014: 25% AAA, 42% AA)note (iii)	1,864	1,727
Other operationsnote (iv)	875	667
	7,361	7,225
With-profits operations:
Asia insurance operationsnote (i)	228	200
UK insurance operations (2014: 57% AAA, 17% AA)note (iii)	5,126	5,765
	5,354	5,965
Total	12,715	13,190

Notes

(i)	Asia insurance operations
The Asia insurance operations’ exposure to asset-backed securities is primarily held by the with-profits operations. Of the £228 million, 99 per cent (31 December 2013: 94 per cent) are investment graded.
(ii)	US insurance operations
US insurance operations’ exposure to asset-backed securities at 31 December 2014 comprises:

	2014 £m	2013 £m
RMBS
Sub-prime (2014: 7% AAA, 11% AA, 8% A)	235	255
Alt-A (2014: 1% AA, 4% A)	244	270
Prime including agency (2014: 76% AA, 2% A)	1,088	1,235
CMBS (2014: 50% AAA, 23% AA, 22% A)	2,343	2,339
CDO funds (2014: 21% AAA, 1% AA, 23% A), including £nil exposure to sub-prime	53	46
Other ABS (2014: 27% AAA, 17% AA, 45% A), including £72 million exposure to sub-prime	555	547
Total	4,518	4,692

(iii)	UK insurance operations
The majority of holdings of the shareholder-backed business relates to the UK market and primarily relates to investments held by PRIL. Of the holdings of the with-profits operations, £1,333 million (31 December 2013: £1,490 million) relates to exposure to the US markets with the remaining exposure being primarily to the UK market.
(iv)	Other operations
Asset management operations’ exposure to asset-backed securities is held by Prudential Capital with no sub-prime exposure. Of the £875 million, 89 per cent (31 December 2013: 85 per cent) are graded AAA.

(f)	Group sovereign debt and bank debt exposure

The Group exposures held by the shareholder-backed business and with-profits funds in sovereign debts and bank debt securities at 31 December 2014:

Exposure to sovereign debts

	2014 £m		2013 £m
	Shareholder-backed business	With- profits funds	Shareholder-backed business	With- profits funds
Italy	62	61	53	53
Spain	1	18	1	14
France	20	-	19	-
Germany*	388	336	413	389
Other Eurozone (principally Belgium)	5	29	5	28
Total Eurozone	476	444	491	484
United Kingdom	4,104	2,065	3,516	2,432
United States**	3,607	5,771	3,045	4,026
Other, predominantly Asia	2,787	1,714	3,124	1,525
Total	10,974	9,994	10,176	8,467
*	Including bonds guaranteed by the federal government.
**	The exposure to the United States sovereign debt comprises holdings of Jackson, the UK and Asia insurance operations.

The table above excludes assets held to cover linked liabilities and those of the consolidated unit trusts and similar funds. In addition, the table above excludes the proportionate share of sovereign debt holdings of the Group’s joint venture operations.

Exposure to bank debt securities

	2014 £m
	Senior debt			Subordinated debt
Shareholder-backed business	Covered	Senior	Total senior debt	Tier 1	Tier 2	Total subordinated debt	2014 Total £m	2013 Total £m
Italy	-	31	31	-	-	-	31	30
Spain	109	11	120	-	13	13	133	135
France	20	136	156	17	76	93	249	175
Germany	17	25	42	-	69	69	111	66
Netherlands	-	13	13	75	36	111	124	152
Other Eurozone	-	42	42	-	11	11	53	74
Total Eurozone	146	258	404	92	205	297	701	632
United Kingdom	393	235	628	35	633	668	1,296	1,369
United States	-	1,905	1,905	56	523	579	2,484	2,163
Other, predominantly Asia	19	294	313	56	366	422	735	698
Total	558	2,692	3,250	239	1,727	1,966	5,216	4,862

With-profits funds
Italy	7	60	67	-	-	-	67	82
Spain	134	52	186	-	-	-	186	149
France	7	138	145	-	61	61	206	237
Germany	104	24	128	-	-	-	128	24
Netherlands	-	195	195	-	-	-	195	215
Other Eurozone	5	19	24	-	-	-	24	16
Total Eurozone	257	488	745	-	61	61	806	723
United Kingdom	549	460	1,009	6	546	552	1,561	1,695
United States	-	1,821	1,821	116	127	243	2,064	2,214
Other, predominantly Asia	140	842	982	142	272	414	1,396	1,102
Total	946	3,611	4,557	264	1,006	1,270	5,827	5,734

The table above excludes assets held to cover linked liabilities and those of the consolidated unit trusts and similar funds. In addition, the table above excludes the proportionate share of sovereign debt holdings of the Group’s joint venture operations.

(g)	Group oil and gas industries debt exposure

The Group exposures held by the shareholder-backed business in debt securities issued by the oil and gas industries at 31 December 2014 are analysed as follows:

	2014 £m
	Exploration and production	Integrated oils	Refining and Marketing	Oil and gas services	Pipeline / mid-stream	Total
AAA	-	8	-	-	-	8
AA	43	244	-	90	2	379
A	324	334	-	81	21	760
BBB	499	281	192	299	659	1,930
BB or below	73	4	15	16	212	320
Total	939	871	207	486	894	3,397

The exposure is well diversified by issuer, sub-sector and geography with 138 issuers across the five sub-sectors. The average holding is £25 million.

The exposure by business unit is as follows:

	2014 £m
	US general account	UK (annuities fund)	Other	Total
AAA	8	-	-	8
AA	199	140	40	379
A	567	153	40	760
BBB	*1,610	161	159	1,930
BB or below	*280	31	9	320
Total	2,664	485	248	3,397
*	Total exposure to the more directly impacted sub-segments of Exploration and Production and Oil and Gas services is £779 million.

The tables above exclude assets held to cover linked liabilities and those of the consolidated unit trusts and similar funds. In addition, the table above excludes the proportionate share of oil and gas debt holdings of the Group’s joint venture operations.

C3.4   Loans portfolio

Loans are accounted for at amortised cost net of impairment except for:

•	Certain mortgage loans which have been designated at fair value through profit or loss of the UK insurance operations as this loan portfolio is managed and evaluated on a fair value basis; and
•	Certain policy loans of the US insurance operations which are held to back liabilities for funds withheld under reinsurance arrangement and are also accounted on a fair value basis. See note (b).

The amounts included in the statement of financial position are analysed as follows:

	2014 £m	2013 £m
Insurance operations:
Asianote (a)	1,014	922
USnote (b)	6,719	6,375
UKnote (c)	4,254	4,173
Asset management operations:
M&Gnote (d)	854	1,096
Total	12,841	12,566

(a)	Asia insurance operations

The loans of the Group’s Asia insurance operations comprise:

	2014 £m	2013 £m
Mortgage loans‡	88	57
Policy loans‡	672	611
Other loans‡‡	254	254
Total Asia insurance operations loans	1,014	922
‡	The mortgage and policy loans are secured by properties and life insurance policies respectively.
‡‡	The majority of the other loans are commercial loans held by the Malaysia operation and which are all investment graded by two local rating agencies.

(b)	US insurance operations

The loans of the Group’s US insurance operations comprise:

	2014 £m			2013 £m
	Loans backing liabilities for funds withheld	Other loans	Total	Loans backing liabilities for funds withheld	Other loans	Total
Mortgage loans†	-	3,847	3,847	-	3,671	3,671
Policy loans††	2,025	847	2,872	1,887	817	2,704
Total US insurance operations loans	2,025	4,694	6,719	1,887	4,488	6,375
†	All of the mortgage loans are commercial mortgage loans which are collateralised by properties. The property types are industrial, multi-family residential, suburban office, retail and hotel.
††	The policy loans are fully secured by individual life insurance policies or annuity policies. Policy loans backing liabilities for funds withheld under reinsurance arrangements are accounted for at fair value through profit or loss. All other policy loans are accounted for at amortised cost, less any impairment.

The US insurance operations’ commercial mortgage loan portfolio does not include any single-family residential mortgage loans and is therefore not exposed to the risk of defaults associated with residential sub-prime mortgage loans. The average loan size is £7.2 million (2013: £6.5 million). The portfolio has a current estimated average loan to value of 59 per cent (2013: 61 per cent).

At 31 December 2014, Jackson had mortgage loans with a carrying value of £13 million (2013: £47 million) where the contractual terms of the agreements had been restructured.

(c)	UK insurance operations

The loans of the Group’s UK insurance operations comprise:

	2014 £m	2013 £m
SAIF and PAC WPSF
Mortgage loans†	1,145	1,183
Policy loans	10	12
Other loans‡	1,510	1,629
Total SAIF and PAC WPSF loans	2,665	2,824
Shareholder-backed operations
Mortgage loans†	1,585	1,345
Other loans	4	4
Total loans of shareholder-backed operations	1,589	1,349
Total UK insurance operations loans	4,254	4,173
†	The mortgage loans are collateralised by properties. By carrying value, 74 per cent of the £1,585 million held for shareholder-backed business relates to lifetime (equity release) mortgage business which has an average loan to property value of 29 per cent.
‡	Other loans held by the PAC with-profits fund are all commercial loans and comprise mainly syndicated loans.

(d)	Asset management operations

The M&G loans relate to loans and receivables managed by Prudential Capital. These assets are generally secured but most have no external credit ratings. Internal ratings prepared by the Group’s asset management operations, as part of the risk management process, are:

	2014 £m	2013 £m
Loans and receivables internal ratings:
AAA	101	108
AA+ to AA-	-	28
A+ to A-	161	-
BBB+ to BBB-	244	516
BB+ to BB-	49	174
B and other	299	270
Total M&G (including Prudential Capital) loans	854	1,096

C3.5	Financial instruments - additional information

(a)	Market risk
(i)	Liquidity analysis

Contractual maturities of financial liabilities on an undiscounted cash flow basis

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

	2014 £m
	Total carrying value	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	No stated maturity	Total
Financial liabilities
Core structural borrowings of shareholder-financed operationsC6.1	4,304	166	927	1,079	1,064	914	2,456	1,796	8,402
Operational borrowings attributable to shareholder-financed operationsC6.2	2,263	2,202	65	-	-	-	-	-	2,267
Borrowings attributable to with-profits fundsC6.2	1,093	97	717	205	25	11	63	162	1,280
Obligations under funding, securities lending and sale and repurchase agreements	2,347	2,347	-	-	-	-	-	-	2,347
Other liabilities	4,105	1,678	133	13	-	-	-	2,281	4,105
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	7,357	7,357	-	-	-	-	-	-	7,357
Other creditors	4,262	3,941	24	44	86	78	365	-	4,538
	25,731	17,788	1,866	1,341	1,175	1,003	2,884	4,239	30,296

	2013 £m
	Total carrying value	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	No stated maturity	Total
Financial liabilities
Core structural borrowings of shareholder-financed operationsC6.1	4,636	166	928	1,100	823	1,196	2,542	1,721	8,476
Operational borrowings attributable to shareholder-financed operationsC6.2	2,152	1,790	375	-	-	-	-	-	2,165
Borrowings attributable to with-profits fundsC6.2	895	118	406	211	48	12	70	189	1,054
Obligations under funding, securities lending and sale and repurchase agreements	2,074	2,074	-	-	-	-	-	-	2,074
Other liabilities	3,736	1,526	44	58	-	-	-	2,108	3,736
Net asset value attributable to unit holders of consolidated unit-trusts and similar funds	5,278	5,278	-	-	-	-	-	-	5,278
Other creditors	3,307	3,049	24	39	79	74	386	-	3,651
	22,078	14,001	1,777	1,408	950	1,282	2,998	4,018	26,434

Maturity analysis of derivatives

The following table shows the gross and net derivative positions together with a maturity profile of the net derivative position:

	Carrying value of net derivatives £m			Maturity profile of net derivative position £m
	Derivative assets	Derivative liabilities	Net derivative position	1 year or less	After 1 year to 3 years	After 3 years to 5 years	After 5 years	Total
2014	3,412	(2,323)	1,089	1,245	(14)	(9)	10	1,232
2013	2,329	(1,689)	640	697	(12)	(9)	18	694

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

Maturity analysis of investment contracts

The table below shows the maturity profile for investment contracts on undiscounted cash flow projections of expected benefit payments as part of the determination of the value of in-force business when preparing EEV basis results.

	£bn
	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	Total undis- counted value	Total carrying value
2014	6	19	18	13	10	8	74	59
2013	5	18	17	13	10	9	72	56

Most investment contracts have options to surrender early, often subject to surrender or other penalties. Therefore, most contracts can be said to have a contractual maturity of less than one year, but in reality the additional charges and term of the contracts mean these are unlikely to be exercised in practice and the more useful information is to present information on expected payment.

The maturity profile above excludes certain corporate unit-linked business with gross policyholder liabilities of £13 billion (2013: £13 billion) which have no stated maturity but which are repayable on demand.

The vast majority of the Group’s financial assets are held to back the Group’s policyholder liabilities. Although asset/liability matching is an important component of managing policyholder liabilities (both those classified as insurance and those classified as investments), this profile is mainly relevant for managing market risk rather than liquidity risk. Within each business unit this asset/liability matching is performed on a portfolio-by-portfolio basis.

In terms of liquidity risk a large proportion of the policyholder liabilities contain discretionary surrender values or surrender charges, meaning that many of the Group’s liabilities are expected to be held for the long term. Much of the Group’s investment portfolios is in marketable securities, which can therefore be converted quickly to liquid assets.

For the reasons above an analysis of the Group’s assets by contractual maturity is not considered appropriate to evaluate the nature and extent of the Group’s liquidity risk.

(ii)	Market and other financial risks

The Group’s maximum exposure to credit risk of financial instruments before any allowance for collateral or allocation of losses to policyholders is represented by the carrying value of financial instruments on the balance sheet that have exposures to credit risk comprising cash and cash equivalents, deposits, debt securities, loans and derivative assets, and other debtors, the carrying value of which are disclosed at the start of this note and note C3.5(b) below for derivative assets. The collateral in place in relation to derivatives is described in note C3.5(c) below. Note C3.4, describe the security for these loans held by the Group, as disclosed at the start of this note.

Of the total loans and receivables held, £11 million (2013: £14 million) are past their due date but are not impaired. Of the total past due but not impaired, £5 million are less than one year past their due date (2013: £9 million). The Group expects full recovery of these loans and receivables.

No further analysis has been provided of the element of loans and receivables that was neither past due nor impaired for the total portfolio on the grounds of immateriality of the difference between the neither past due nor impaired elements and the total portfolio.

Financial assets that would have been past due or impaired had the terms not been renegotiated amounted to £13 million (2013: £59 million).

In addition, during 2014 and 2013 the Group did not take possession of any other collateral held as security.

Further details of collateral and pledges are provided in note C3.5(c) below.

(iii)	Foreign exchange risk

As at 31 December 2014, the Group held 22 per cent (2013: 20 per cent) and 9 per cent (2013: 7 per cent) of its financial assets and financial liabilities respectively, in currencies, mainly US dollar and Euro, other than the functional currency of the relevant business unit.

Of these financial assets, 56 per cent (2013: 58 per cent) are held by the PAC with-profits fund, allowing the fund to obtain exposure to foreign equity markets.

Of these financial liabilities, 47 per cent (2013: 28 per cent) are held by the PAC with-profits fund, mainly relating to foreign currency borrowings.

The exchange risks inherent in these exposures are mitigated through the use of derivatives, mainly forward currency contracts (note C3.5(b) below).

The amount of exchange gain recognised in the income statement in 2014, except for those arising on financial instruments measured at fair value through profit or loss, is £89 million (2013: £284 million loss). This constitutes

£1 million loss (2013: £1 million gain) on Medium Term Notes liabilities and £90 million of net gain (2013: £285 million net loss), mainly arising on investments of the PAC with-profits fund. The gains/losses on Medium Term Notes liabilities are fully offset by value movements on cross-currency swaps, which are measured at fair value through profit or loss.

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

The total fair value balances of derivative assets and liabilities as at 31 December 2014 were as follows:

	2014 £m
	Asia insurance operations	US insurance operations	UK insurance operations	Asset management	Unallocated to a segment	Group total
Derivative assets	47	916	2,344	103	2	3,412
Derivative liabilities	(143)	(251)	(1,381)	(233)	(315)	(2,323)
	(96)	665	963	(130)	(313)	1,089

	2013 £m
Derivative assets	41	766	1,472	47	3	2,329
Derivative liabilities	(58)	(515)	(804)	(112)	(200)	(1,689)
	(17)	251	668	(65)	(197)	640

The derivative assets are included in ‘other investments’ in the statement of financial position and are used for efficient portfolio management to obtain cost effective and efficient management of exposure to various markets in accordance with the Group’s investment strategies and to manage exposure to interest rate, currency, credit and other business risks. The Group also uses interest rate derivatives to reduce exposure to interest rate volatility. In particular:

•	UK with-profits funds use derivatives for efficient portfolio management or reduction in investment risks. For UK annuity business derivatives are used to assist with asset and liability cash flow matching;
•	US operations and some of the UK operations hold large amounts of interest-rate sensitive investments that contain credit risks on which a certain level of defaults is expected. These businesses have purchased some swaptions to manage the default risk on certain underlying assets and hence reduce the amount of regulatory capital held to support the assets; and
•	Some products, especially in the US, have guarantee features linked to equity indices. A mismatch between guaranteed product liabilities and the performance of the underlying assets exposes the Group to equity index risk. In order to mitigate this risk, the relevant business units purchase swaptions, equity options and futures to better match asset performance with liabilities under equity-indexed products.

Hedging

The Group has formally assessed and documented the effectiveness of the following hedges under IAS 39.

Fair value hedges

The Group had previously designated as a fair value hedge certain fixed to floating rate swaps which hedge the fair value exposure to interest rate movements of certain of the Group’s operational borrowings. All of these hedges were terminated by January 2013.

Movements in the fair value of the hedging instruments of a net gain of £0.3 million and the hedged items of a net loss of £0.3 million were recorded in the 2013 income statement in respect of these fair value hedges.

Net investment hedges

At 31 December 2014, the Group has designated perpetual subordinated capital securities totalling US$2.8 billion (2013: US$3.55 billion) as a net investment hedge to hedge the currency risks related to the net investment in Jackson. The carrying value of the subordinated capital securities was £1,789 million as at 31 December 2014 (2013: £2,133 million). The foreign exchange loss of £96 million (2013: gain of £46 million) on translation of the borrowings to pounds sterling at the statement of financial position date is recognised in the translation reserve in shareholders’ equity. This net investment hedge was 100 per cent effective.

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

At 31 December 2014, the Group had lent £4,578 million (2013: £3,791 million) of securities of which £3,129 million (2013: £2,910 million) was lent by the PAC with-profits fund and held cash and securities collateral under such agreements of £4,887 million (2013: £3,930 million) of which £3,400 million (2013: £3,012 million) was held by the PAC with-profits fund.

At 31 December 2014, the Group had entered into reverse repurchase transactions under which it purchased securities and had taken on the obligation to resell the securities. The fair value of the collateral held in respect of these transactions was £12,857 million (2013: £9,931 million).

In addition, at 31 December 2014, the Group had entered into repurchase transactions for which the fair value of the collateral pledged was securities of £186 million (2013: cash pledged of £17 million and securities pledged of £524 million).

Collateral and pledges under derivative transactions

At 31 December 2014, the Group had pledged £1,411 million (2013: £780 million) for liabilities and held collateral of £2,388 million (2013: £1,432 million) in respect of over-the-counter derivative transactions.

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

The following tables present the gross and net information about the Group’s financial instruments subject to master netting arrangements:

	31 Dec 2014 £m
	Gross amount presented in the consolidated statement of financial position(1)	Related amounts not offset in the consolidated statement of financial position			Net amount
		Financial instruments(2)	Cash collateral	Securities collateral(3)

Financial assets:
Derivative assets	3,271	(1,030)	(1,131)	(824)	286
Reverse repurchase agreements	10,537	-	-	(10,537)	-
Total financial assets	13,808	(1,030)	(1,131)	(11,361)	286

Financial liabilities:
Derivative liabilities	(2,036)	1,030	391	543	(72)
Securities lending	(1,317)	-	1,317	-	-
Repurchase agreements	(186)	-	-	186	-
Total financial liabilities	(3,539)	1,030	1,708	729	(72)

	31 Dec 2013 £m
	Gross amount presented in the consolidated statement of financial position(1)	Related amounts not offset in the consolidated statement of financial position			Net amount
		Financial instruments(2)	Cash collateral	Securities collateral(3)

Financial assets:
Derivative assets	2,136	(832)	(555)	(631)	118
Reverse repurchase agreements	9,931	-	-	(9,931)	-
Total financial assets	12,067	(832)	(555)	(10,562)	118

Financial liabilities:
Derivative liabilities	(1,479)	832	222	333	(92)
Securities lending	(1,242)	-	1,242	-	-
Repurchase agreements	(541)	-	17	524	-
Total financial liabilities	(3,262)	832	1,481	857	(92)
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

In accordance with the Group’s accounting policy set out in note A3.1j(iii), impairment reviews were performed for available-for-sale securities and loans and receivables. In addition, impairment reviews were undertaken for the reinsurers’ share of insurance contract liabilities.

During the year ended 31 December 2014, net impairment reversals of £37 million (2013: net impairment reversals of £17 million; 2012: losses of £(50) million) were recognised for available-for-sale securities and loans and receivables analysed as follows:

	2014 £m	2013 £m	2012 £m
Available-for-sale debt securities held by Jackson	(7)	(8)	(37)
Loans and receivables*	44	25	(13)
Net credit (charge) for impairment net of reversals	37	17	(50)
*	Relates to loans held by the UK with-profits fund and mortgage loans held by Jackson

Impairment recognised on available-for-sale securities amounted to £(7) million (2013: £(8) million; 2012: £(37) million) arising from:

	2014 £m	2013 £m	2012 £m
Residential mortgage-backed securities	(2)	(3)	(8)
Public fixed income	-	-	(2)
Other	(5)	(5)	(27)
	(7)	(8)	(37)

The impairment recorded on the residential mortgage-backed securities was primarily due to reduced cash flow expectations on such securities that are collateralised by diversified pools of primarily below investment grade securities. Of the impaired losses of £7 million (2013: £8 million; 2012: £37 million), the top five individual corporate issuers made up 76 per cent (2013: 57 per cent; 2012: 74 per cent), reflecting a deteriorating business outlook of the companies concerned. The impairment losses have been recorded in ‘investment return’ in the income statement.

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

In 2014, the Group realised gross losses on sales of available-for-sale securities of £35 million (2013: £22 million; 2012: £44 million) with 68 per cent (2013: 72 per cent; 2012: 64 per cent) of these losses related to the disposal of fixed maturity securities of the top 10 individual issuers, which were disposed of as part of risk reduction programmes intended to limit future credit loss exposure. Of the £35 million (2013: £ 22 million; 2012: £44 million), £5 million (2013: £5 million; 2012: £23 million) relates to losses on sales of impaired and deteriorating securities.

The effect of those reasonably likely changes in the key assumptions that underpin the assessment of whether impairment has taken place depends on the factors described in note A3.1j(iii). A key indicator of whether such impairment may arise in future, and the potential amounts at risk, is the profile of gross unrealised losses for fixed maturity securities accounted for on an available-for-sale basis by reference to the time periods by which the securities have been held continuously in an unrealised loss position and by reference to the maturity date of the securities concerned.

For 2014, the amount of gross unrealised losses for fixed maturity securities classified as available-for-sale under IFRS in an unrealised loss position was £180 million (2013: £849 million; 2012: £178 million). Notes B1.2 and C3.3 provide further details on the impairment charges and unrealised losses of Jackson’s available-for-sale securities.

C4	Policyholder liabilities and unallocated surplus

The note provides information of policyholder liabilities and unallocated surplus of with-profits funds held on the Group’s statement of financial position:

C4.1	Movement and duration of liabilities

C4.1(a) Group overview

(i)	Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

	Insurance operations £m
	Asia	US	UK	Total
	note C4.1(b)	note C4.1(c)	note C4.1(d)
At 1 January 2013	34,664	92,261	144,438	271,363
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	31,501	92,261	133,912	257,674
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	63	-	10,526	10,589
- Group’s share of policyholder liabilities of joint ventures§	3,100	-	-	3,100
Reclassification of Japan life business as held for sale†	(1,026)	-	-	(1,026)

Net flows:
Premiums	6,555	15,951	7,378	29,884
Surrenders	(2,730)	(5,087)	(4,582)	(12,399)
Maturities/Deaths	(997)	(1,229)	(8,121)	(10,347)
Net flows	2,828	9,635	(5,325)	7,138
Shareholders’ transfers post tax	(38)	-	(192)	(230)
Investment-related items and other movements	462	8,219	7,812	16,493
Foreign exchange translation differences	(2,231)	(2,704)	(117)	(5,052)
Acquisition of Thanachart Lifenote D1	487	-	-	487
As at 31 December 2013 / 1 January 2014	35,146	107,411	146,616	289,173
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	31,910	107,411	134,632	273,953
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	77	-	11,984	12,061
- Group’s share of policyholder liabilities of joint ventures§	3,159	-	-	3,159
Reallocation of unallocated surplus for the domestication of the Hong Kong branch*	1,690	-	(1,690)	-

Net flows:
Premiums	7,058	15,492	7,902	30,452
Surrenders	(2,425)	(5,922)	(5,656)	(14,003)
Maturities/Deaths	(1,259)	(1,307)	(6,756)	(9,322)
Net flows	3,374	8,263	(4,510)	7,127
Shareholders’ transfers post tax	(40)	-	(200)	(240)
Investment-related items and other movements	3,480	3,712	14,310	21,502
Foreign exchange translation differences	1,372	7,360	(90)	8,642
At 31 December 2014	45,022	126,746	154,436	326,204
Comprising:
- Policyholder liabilities on the consolidated statement of financial position¶	38,705	126,746	144,088	309,539
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,102	-	10,348	12,450
- Group’s share of policyholder liabilities of joint ventures§	4,215	-	-	4,215
Average policyholder liability balances‡
2014	38,993	117,079	139,362	295,434
2013	34,423	99,836	134,272	268,531
*	Up until 31 December 2013 for the purposes of the presentation of unallocated surplus of with-profits within the statement of financial position, the Hong Kong branch balance was reported within the unallocated surplus of the PAC WPSF of the UK insurance operations.

On 1 January 2014, following consultation with the policyholders of PAC and regulators and court approval, the Hong Kong branch of PAC was transferred to separate subsidiaries established in Hong Kong. From this date, the unallocated surplus of the Hong Kong with-profits business is reported within the Asia insurance operations segment.
†	Liabilities of £1,026 million in respect of the Japan life operation at 1 January 2013 were removed from policyholder liabilities following its reclassification as held for sale at 31 December 2013. No further amounts are shown within the 2014 or 2013 analysis above in respect of Japan life business.
‡	Averages have been based on opening and closing balances and adjusted for acquisitions, disposals and corporate transactions in the year and exclude unallocated surplus of with-profits funds.
§	The Group’s investment in joint ventures are accounted for on an equity method basis in the Group’s balance sheet. The Group’s share of the policyholder liabilities as shown above relate to the joint venture life businesses in China, India and of the Takaful business in Malaysia.
¶	The policyholder liabilities of the Asia insurance operations of £38,705 million, shown in the table above, is after deducting the intra-group reinsurance liabilities ceded by the UK insurance operations of £1,363 million to the Hong Kong with-profits business. Including this amount total Asia policyholder liabilities are £40,068 million.

The items above represent the amount attributable to changes in policyholder liabilities and unallocated surplus of with-profits funds as a result of each of the components listed. The policyholder liabilities shown include investment contracts without discretionary participation features (as defined in IFRS 4) and their full movement in the year. The items above are shown gross of external reinsurance.

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

(ii)	Analysis of movements in policyholder liabilities for shareholder-backed business

		2013 £m
Shareholder-backed business		Asia	US	UK	Total
At 1 January		21,213	92,261	49,505	162,979
Reclassification of Japan life business as held for sale	note (a)	(1,026)	-	-	(1,026)
Net flows:
Premiums		4,728	15,951	3,628	24,307
Surrenders		(2,016)	(5,087)	(2,320)	(9,423)
Maturities/Deaths		(363)	(1,229)	(2,346)	(3,938)
Net flows	note (b)	2,349	9,635	(1,038)	10,946
Investment-related items and other movements		622	8,219	2,312	11,153
Acquisition of subsidiaries		487	-	-	487
Foreign exchange translation differences		(1,714)	(2,704)	-	(4,418)
At 31 December		21,931	107,411	50,779	180,121

Comprising:
- Policyholder liabilities on the consolidated statement of financial position		18,772	107,411	50,779	176,962
- Group’s share of policyholder liabilities relating to joint ventures		3,159	-	-	3,159

		2014 £m
Shareholder-backed business		Asia	US	UK	Total
At 1 January		21,931	107,411	50,779	180,121
Net flows:
Premiums		4,799	15,492	4,951	25,242
Surrenders		(2,218)	(5,922)	(3,149)	(11,289)
Maturities/Deaths		(644)	(1,307)	(2,412)	(4,363)
Net flows	note (b)	1,937	8,263	(610)	9,590
Investment-related items and other movements		1,859	3,712	4,840	10,411
Foreign exchange translation differences		683	7,360	-	8,043
At 31 December	note (c)	26,410	126,746	55,009	208,165

Comprising:
- Policyholder liabilities on the consolidated statement of financial position		22,195	126,746	55,009	203,950
- Group’s share of policyholder liabilities relating to joint ventures		4,215	-	-	4,215

Notes

(a)	The £1,026 million liabilities of the Japan life operation at 1 January 2013 were removed from policyholder liabilities following its reclassification as held for sale at 31 December 2013. No further amounts are shown within 2014 or 2013 analysis above in respect of Japan life business.
(b)	Including net flows of the Group’s insurance joint ventures.
(c)	Policyholder liabilities relating to shareholder-backed business grew by £28.1 billion from £180.1 billion at 31 December 2013 to £208.2 billion at 31 December 2014 demonstrating the on-going growth of our business. The increase reflects positive net flows (premiums net of upfront charges less surrenders, withdrawals, maturities and deaths) of £9.6 billion in 2014 (2013: £10.9 billion), driven by strong inflows of £8.3 billion in the US and £1.9 billion in Asia.

(iii)	Movement in insurance contract liabilities and unallocated surplus of with-profits funds

Further analysis of the movement in the year of the Group’s insurance contract liabilities, gross and reinsurance share, and unallocated surplus of with-profits funds is provided below:

	Insurance contract liabilities		Unallocated surplus of with- profits funds
	Gross £m	Reinsurers’ share £m	£m
At 1 January 2013	205,484	6,076	10,589
Reclassification of Japan life business as held for sale	(1,026)	-	-
Income and expense included in the income statement and other comprehensive income	18,133	56	1,507
Acquisition of Thanachart Life	487	-	-
Foreign exchange translation differences	(4,893)	(114)	(35)
At 31 December 2013/1 January 2014	218,185	6,018	12,061
Income and expense included in the income statement and other comprehensive income	23,532	(41)	54
Foreign exchange translation differences	8,321	338	335
At 31 December 2014	250,038	6,315	12,450

(iv)	Reinsurers’ share of insurance contract liabilities

	Asia	US	UK	2014 £m	2013 £m
Insurance contract liabilities	451	5,314	550	6,315	6,018
Claims outstanding	37	665	150	852	820
	488	5,979	700	7,167	6,838

The Group cedes certain business to other insurance companies. Although the ceding of insurance does not relieve the Group from its liability to its policyholders, the Group participates in such agreements for the purpose of managing its loss exposure.

The Group evaluates the financial condition of its reinsurers and monitors concentration of credit risk from similar geographic regions, activities or economic characteristics of the reinsurers to minimise its exposure from reinsurer insolvencies. Of the reinsurers’ share of insurance contract liabilities balance of £7,167 million at 31 December 2014 (2013: £6,838 million), 93 per cent (2013: 96 per cent) were ceded by the Group’s UK and US operations, of which 95 per cent (2013: 93 per cent) of the balance were from reinsurers with Standard & Poor’s rating A- and above.

The reinsurance asset for Jackson as shown in the table above primarily relates to certain fully collateralised former REALIC business retained by Swiss Re through 100 per cent reinsurance agreements. Apart from the reinsurance of REALIC business, the principal reinsurance ceded by Jackson outside the Group is on term life insurance, direct and assumed accident and health business and GMIB variable annuity guarantees. Net commissions received on ceded business and claims incurred ceded to external reinsurers totalled £35 million and £265 million respectively during 2014 (2013: £37 million and £278 million respectively). There were no deferred gains or losses on reinsurance contracts in either 2014 or 2013.

The Group’s Asia and UK businesses do not cede significant amounts of business outside the Group. In each of 2014 and 2013, the Group’s UK insurance business wrote a longevity swap on certain aspects of the UK’s annuity back-book liabilities. This resulted in a one-off benefit of £30 million (2013: £27 million) to IFRS profit before tax. The gains and losses recognised in profit and loss for the other reinsurance contracts written in the year were immaterial.

C4.1(b) Asia insurance operations

(i)	Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of Asia insurance operations from the beginning of the year to the end of the year is as follows:

	With-profits business £m	Unit-linked liabilities £m	Other business £m	Total £m
At 1 January 2013	13,451	14,028	7,185	34,664
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	13,388	11,969	6,144	31,501
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	63	-	-	63
- Group’s share of policyholder liabilities relating to joint ventures‡	-	2,059	1,041	3,100
Reclassification of Japan life business as held for sale*	-	(366)	(660)	(1,026)

Premiums
New business	242	1,519	902	2,663
In-force	1,585	1,301	1,006	3,892
	1,827	2,820	1,908	6,555
Surrendersnote (e)	(714)	(1,799)	(217)	(2,730)
Maturities/Deaths	(634)	(46)	(317)	(997)
Net flowsnote (d)	479	975	1,374	2,828
Shareholders’ transfers post tax	(38)	-	-	(38)
Investment-related items and other movementsnote (f)	(160)	369	253	462
Acquisition of Thanachart lifenote (g)	-	-	487	487
Foreign exchange translation differencesnote (a)	(517)	(1,241)	(473)	(2,231)
At 31 December 2013 / 1 January 2014note (c)	13,215	13,765	8,166	35,146
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	13,138	11,918	6,854	31,910
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	77	-	-	77
- Group’s share of policyholder liabilities relating to joint ventures‡	-	1,847	1,312	3,159
Reallocation of unallocated surplus for the domestication of the Hong Kong branchnote (b)	1,690	-	-	1,690

Premiums
New business	425	1,337	997	2,759
In-force	1,834	1,375	1,090	4,299
	2,259	2,712	2,087	7,058
Surrendersnote (e)	(207)	(1,939)	(279)	(2,425)
Maturities/Deaths	(615)	(40)	(604)	(1,259)
Net flowsnote (d)	1,437	733	1,204	3,374
Shareholders’ transfers post tax	(40)	-	-	(40)
Investment-related items and other movementsnote (f)	1,621	1,336	523	3,480
Foreign exchange translation differencesnote (a)	689	375	308	1,372
At 31 December 2014note (c)	18,612	16,209	10,201	45,022
Comprising:
- Policyholder liabilities on the consolidated statement of financial position§	16,510	13,874	8,321	38,705
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,102	-	-	2,102
- Group’s share of policyholder liabilities relating to joint ventures‡	-	2,335	1,880	4,215
Average policyholder liability balances†
2014	14,823	14,987	9,183	38,993
2013	13,263	13,714	7,446	34,423
*	The £1,026 million liabilities of the Japan life operation at 1 January 2013 were removed from policyholder liabilities following its reclassification as held for sale at 31 December 2013. No further amounts are shown within the 2014 or 2013 analysis above in respect of Japan life business.
†	Averages have been based on opening and closing balances and adjusted for acquisitions and disposals in the year and exclude unallocated surplus of with-profits funds.
‡	The Group’s investment in joint ventures are accounted for on an equity method basis and the Group’s share of the policyholder liabilities as shown above relate to the joint venture life businesses in China, India and of the Takaful business in Malaysia.
§	The policyholder liabilities of the with-profits business of £16,510 million, shown in the table above, is after deducting the intra-group reinsurance liabilities ceded by the UK insurance operations of £1,363 million to the Hong Kong with-profits business. Including this amount the Asia with-profits policyholder liabilities are £17,873 million.

Notes

(a)	Movements in the year have been translated at the average exchange rates for the year ended 31 December 2014. The closing balance has been translated at the closing spot rates as at 31 December 2014. Differences upon retranslation are included in foreign exchange translation differences.
(b)	Up until 31 December 2013 for the purposes of the presentation of unallocated surplus of with-profits within the statement of financial position, the Hong Kong branch balance was reported within the unallocated surplus of the PAC WPSF of the UK insurance operations.
On 1 January 2014, following consultation with the policyholders of PAC and regulators and court approval, the Hong Kong branch of PAC was transferred to separate subsidiaries established in Hong Kong. From this date the unallocated surplus of the Hong Kong with-profits business is reported within the Asia insurance operations segment.
(c)	The policyholder liabilities of the Asia insurance operations of £38,705 million as shown in the table above is after deducting the intra-group reinsurance liabilities ceded by the UK insurance operations of £1,363 million to the Hong Kong with-profits business. Including this amount total Asia policyholder liabilities is £40,068 million.
(d)	Net flows have increased by £546 million to £3,374 million in 2014 compared with £2,828 million in 2013 reflecting increased flows from new business and growth in the in-force books.
(e)	The rate of surrenders for shareholder-backed business (expressed as a percentage of opening liabilities) was 10 per cent in 2014, in line with the 10 per cent recorded in 2013 (based on opening liabilities after the removal of Japan life). Maturities/deaths have increased from £997 million in 2013 to £1,259 million in 2014, primarily as a result of an increased number of endowment products within Malaysia and Singapore reaching their maturity point.
(f)	Investment-related items and other movements for 2014 principally represents unrealised gains on bonds, following the fall in bond yields and positive investment gains from the Asia equity market.
(g)	The acquisition of Thanachart Life reflects the liabilities acquired at the date of acquisition.

(ii)	Duration of liabilities

The table below shows the carrying value of policyholder liabilities and the maturity profile of the cash flows on a discounted basis for 2014 and 2013, taking account of expected future premiums and investment returns:

	2014 £m	2013 £m
Policyholder liabilities	38,705	31,910
Expected maturity:	%	%
0 to 5 years	23	23
5 to 10 years	20	20
10 to 15 years	17	16
15 to 20 years	12	12
20 to 25 years	9	9
Over 25 years	19	20

(iii)	Summary policyholder liabilities (net of reinsurance) and unallocated surplus

At 31 December 2014, the policyholder liabilities and unallocated surplus for Asia operations of £40.8 billion (2013: £32.0 billion), net of reinsurance of £488 million (2013: £251 million), excluding joint ventures, comprised the following:

	2014 £m	2013 £m
Hong Kong*	13,748	8,655
Indonesia	2,552	1,824
Korea	2,702	2,450
Malaysia	3,713	3,434
Singapore	12,074	10,886
Taiwan	2,569	2,236
Other countries	2,961	2,251
Total Asia operations	40,319	31,736
*	The significant increase for Hong Kong compared to the prior year is primarily due to the effect of transferred unallocated surplus from the PAC WPSF at 1 January 2014 on the domestication of the Hong Kong branch business as discussed in note D2.

C4.1(c)  US insurance operations

(i)	Analysis of movements in policyholder liabilities

A reconciliation of the total policyholder liabilities of US insurance operations from the beginning of the year to the end of the year is as follows:

US insurance operations

	Variable annuity separate account liabilities £m	Fixed annuity, GIC and other business £m	Total £m
At 1 January 2013	49,298	42,963	92,261
Premiums	11,377	4,574	15,951
Surrenders	(2,906)	(2,181)	(5,087)
Maturities/Deaths	(485)	(744)	(1,229)
Net flows note (b)	7,986	1,649	9,635
Transfers from general to separate account	1,603	(1,603)	-
Investment-related items and other movements note (c)	8,725	(506)	8,219
Foreign exchange translation differences note (a)	(1,931)	(773)	(2,704)
At 31 December 2013 / 1 January 2014	65,681	41,730	107,411
Premiums	12,220	3,272	15,492
Surrenders	(3,699)	(2,223)	(5,922)
Maturities/Deaths	(547)	(760)	(1,307)
Net flows note (b)	7,974	289	8,263
Transfers from general to separate account	1,395	(1,395)	-
Investment-related items and other movements note (c)	1,963	1,749	3,712
Foreign exchange translation differences note (a)	4,728	2,632	7,360
At 31 December 2014	81,741	45,005	126,746
Average policyholder liability balances*
2014	73,711	43,368	117,079
2013	57,489	42,347	99,836
*	Averages have been based on opening and closing balances.

Notes

(a)	Movements in the year have been translated at an average rate of US$1.65/£1.00 (2013: US$1.56/£1.00). The closing balances have been translated at closing rate of US$1.56/£1.00 (2013: US$1.66/£1.00). Differences upon retranslation are included in foreign exchange translation differences.
(b)	Net flows for the year were £8,263 million compared with £9,635 million in 2013 on an actual exchange rate basis reflecting in part lower premiums into the fixed index annuity business following product changes implemented in late 2013 to ensure appropriate returns on shareholder capital.
(c)	Positive investment-related items and other movements in variable annuity separate account liabilities of £1,963 million for 2014 primarily reflects the increase in the US equity market during the year. Fixed annuity, GIC and other business investment and other movements of £1,749 million primarily reflect the increase in interest credited to the policyholder accounts in the year and an increase in other guarantee reserves.

(ii)	Duration of liabilities

The table below shows the carrying value of policyholder liabilities and maturity profile of the cash flows on a discounted basis for 2014 and 2013:

	2014			2013
	Fixed annuity and other business (including GICs and similar contracts) £m	Variable annuity £m	Total £m	Fixed annuity and other business (including GICs and similar contracts) £m	Variable annuity £m	Total £m
Policyholder liabilities	45,005	81,741	126,746	41,730	65,681	107,411
	%	%	%	%	%	%
Expected maturity:
0 to 5 years	46	48	47	49	48	48
5 to 10 years	27	29	29	27	31	30
10 to 15 years	12	13	13	11	13	12
15 to 20 years	7	6	6	6	5	5
20 to 25 years	4	3	3	4	2	3
Over 25 years	4	1	2	3	1	2

C4.1(d)    UK insurance operations

(i)	Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of UK insurance operations from the beginning of the year to the end of the year is as follows:

		Shareholder-backed funds and subsidiaries
	SAIF and PAC with-profits sub-fund £m	Unit-linked liabilities £m	Annuity and other long-term business £m	Total £m
At 1 January 2013	94,933	22,197	27,308	144,438
Comprising:
- Policyholder liabilities	84,407	22,197	27,308	133,912
- Unallocated surplus of with-profits funds	10,526	-	-	10,526

Premiums	3,750	2,150	1,478	7,378
Surrenders	(2,262)	(2,263)	(57)	(4,582)
Maturities/Deaths	(5,775)	(644)	(1,702)	(8,121)
Net flows note (b)	(4,287)	(757)	(281)	(5,325)
Shareholders’ transfers post tax	(192)	-	-	(192)
Switches	(195)	195	-	-
Investment-related items and other movements	5,695	2,017	100	7,812
Foreign exchange translation differences	(117)	-	-	(117)
At 31 December 2013 / 1 January 2014	95,837	23,652	27,127	146,616
Comprising:
- Policyholder liabilities	83,853	23,652	27,127	134,632
- Unallocated surplus of with-profits funds	11,984	-	-	11,984
Reallocation of unallocated surplus for the domestication of the Hong Kong branchnote (a)	(1,690)	-	-	(1,690)

Premiums	2,951	1,405	3,546	7,902
Surrenders	(2,507)	(2,934)	(215)	(5,656)
Maturities/Deaths	(4,344)	(587)	(1,825)	(6,756)
Net flows note (b)	(3,900)	(2,116)	1,506	(4,510)
Shareholders’ transfers post tax	(200)	-	-	(200)
Switches	(167)	167	-	-
Investment-related items and other movements note (c)	9,637	1,597	3,076	14,310
Foreign exchange translation differences	(90)	-	-	(90)
At 31 December 2014	99,427	23,300	31,709	154,436
Comprising:
- Policyholder liabilities	89,079	23,300	31,709	144,088
- Unallocated surplus of with-profits funds	10,348	-	-	10,348
Average policyholder liability balances*
2014	86,467	23,476	29,419	139,362
2013	84,130	22,924	27,218	134,272
*	Averages have been based on opening and closing balances and exclude unallocated surplus of with-profits funds.

Notes

(a)	Up until 31 December 2013, for the purposes of the presentation of unallocated surplus of with-profits within the statement of financial position, the Hong Kong branch balance was reported within the unallocated surplus of the PAC WPSF of the UK insurance operations.
On 1 January 2014, following consultation with the policyholders of PAC and regulators and court approval, the Hong Kong branch of PAC was transferred to separate subsidiaries established in Hong Kong. From this date the unallocated surplus of the Hong Kong with-profits business is reported within the Asia insurance operations segment.
(b)	Net outflows improved from £5,325 million in 2013 to £4,510 million in 2014, due primarily to higher premium flows (up £2,068 million to £3,546 million) into our annuity and other long-term business following an increase in the number of bulk annuity transaction in the year. The levels of inflows/outflows for unit-linked business is driven by corporate pension schemes with transfers in or out from only a small number of schemes influencing the level of flows in the year.
(c)	Investment-related items and other movements of £14,310 million reflect both growth in equity markets and fall in long-term bond yields in 2014.

(ii)	Duration of liabilities

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

The tables above show the carrying value of the policyholder liabilities and the maturity profile of the cash flows for insurance contracts, as defined by IFRS:

	2014 £m
	With-profits business			Annuity business (Insurance contracts)			Other			Total
	Insurance contracts	Investment contracts	Total	Non-profit annuities within WPSF (including PAL)	PRIL	Total	Insurance contracts	Investments contracts	Total
Policyholder liabilities	38,287	39,084	77,371	11,708	22,186	33,894	15,474	17,349	32,823	144,088
	2014%
Expected maturity:
0 to 5 years	40	39	39	31	25	27	37	36	36	36
5 to 10 years	24	26	25	25	22	23	25	22	24	24
10 to 15 years	14	17	16	18	18	18	16	16	16	17
15 to 20 years	9	11	10	11	14	13	10	11	11	11
20 to 25 years	6	5	5	7	9	9	5	8	6	6
over 25 years	7	2	5	8	12	10	7	7	7	6

	2013 £m
Policyholder liabilities	36,248	35,375	71,623	12,230	19,973	32,203	13,223	17,583	30,806	134,632
	2013%
Expected maturity:
0 to 5 years	42	40	41	33	28	30	39	40	39	38
5 to 10 years	24	25	25	25	23	24	25	22	23	24
10 to 15 years	14	17	16	18	18	18	16	16	16	16
15 to 20 years	9	11	10	11	13	12	9	10	10	11
20 to 25 years	5	5	5	6	8	8	5	6	6	6
over 25 years	6	2	3	7	10	8	6	6	6	5

(i)	The cash flow projections of expected benefit payments used in the maturity profile table above are from value of in-force business and exclude the value of future new business, including future vesting of internal pension contracts.
(ii)	Benefit payments do not reflect the pattern of bonuses and shareholder transfers in respect of the with-profits business.
(iii)	Investment contracts under ‘Other’ comprise certain unit-linked and similar contracts accounted for under IAS 39 and IAS 18.
(iv)	For business with no maturity term included within the contracts, for example with-profits investment bonds such as Prudence Bonds, an assumption is made as to likely duration based on prior experience.
(v)	The maturity tables shown above have been prepared on a discounted basis.

C4.2  Products and determining contract liabilities

(a)	Asia

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

The Asia operations’ non-participating term, whole life and endowment products offer savings and/or protection where the benefits are guaranteed, or determined by a set of defined market-related parameters. Unit-linked products combine savings with protection, the cash value of the policy depends on the value of the underlying unitised funds. Health and Protection policies provide mortality or morbidity benefits and include health, disability, critical illness and accident coverage. Health and Protection products are commonly offered as supplements to main life policies but can be sold separately.

Product guarantees in Asia can be broadly classified into four main categories, namely premium rate, cash value or interest rate guarantees, policy renewability, and convertibility options.

Subject to local market circumstances and regulatory requirements, the guarantee features described in note C4.2(c) in respect of UK business broadly apply to similar types of participating contracts written in Hong Kong, Singapore and Malaysia. Participating products have both guaranteed and non-guaranteed elements.

Non-participating long-term products are the only ones where the Group is contractually obliged to provide guarantees on all benefits. Unit-linked products have the lowest level of guarantee.

The risks on death coverage through premium rate guarantees are low due to the diversified nature of the business as well as rigorous product pricing.

Cash value and interest rate guarantees are of three types:

Types	Features
Maturity values	Maturity values are guaranteed for non-participating products and on the guaranteed portion of participating products. Declared regular bonuses are also guaranteed once vested. Future bonus rates and cash dividends are not guaranteed on participating products.
Surrender values	Surrender values are guaranteed for non-participating products and on the guaranteed portion of participating products. The surrender value of declared reversionary bonuses are also guaranteed once vested. Market value adjustments and surrender penalties are used for certain products and where the law permits such adjustments in cash values.
Interest rate guarantees	It is common in Asia for regulations or market-driven demand and competition to provide some form of capital value protection and minimum crediting interest rate guarantees. This would be reflected within the guaranteed maturity and surrender values.

The guarantees are borne by shareholders for non-participating and investment-linked (non-investment guarantees only) products. Participating product guarantees are predominantly supported by the segregated life funds and their estates.

Whole of life contracts with floor levels of policyholder benefits that accrue at rates set at inception and do not vary subsequently with market conditions are written in the Korean life operations though this is not to a significant extent as Korea has a much higher proportion of linked and health business. The Korean business has non-linked liabilities and linked liabilities at 31 December 2014 of £596 million and £2,109 million respectively (2013: £547 million and £1,905 million respectively).

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

A Risk-Based Capital framework applying the gross premium valuation method is adopted by Singapore, Malaysia, Thailand and from 2013, Indonesia. In applying this approach, an overlay constraint to the method is applied such that no negative reserves are derived at an individual policyholder level.

In Vietnam, the Company improved its estimation basis for liabilities in 2012 from one determined substantially by reference to US GAAP requirements. After making this change, the estimation basis for liabilities for Vietnam is aligned substantially to that used by the countries applying the gross premium valuation method.

For India, Japan Taiwan, and until 2012 Vietnam US GAAP is applied for measuring insurance assets and liabilities. For these countries, the future policyholder benefit provisions for non-linked business are determined using the net level premium method, with an allowance for surrenders, maintenance and claims expenses. Rates of interest used in establishing the policyholder benefit provisions vary by operation depending on the circumstances attaching to each block of business.

The other Asia operations principally adopt a net premium valuation method to determine the future policyholder benefit provisions.

The effect of changes in assumptions used to measure insurance assets and liabilities for Asia insurance operations is as disclosed in note B4(a).

(b)	US

Features of products and guarantees

Jackson provides long-term savings and retirement products to retail and institutional customers throughout the US and offers the products discussed below:

(i)	Fixed annuities

Fixed interest rate annuities

At 31 December 2014, fixed interest rate annuities accounted for 9 per cent (2013: 10 per cent) of policy and contract liabilities of Jackson. Fixed interest rate annuities are primarily deferred annuity products that are used for asset accumulation in retirement planning and for providing income in retirement. They permit tax-deferred accumulation of funds and flexible payout options.

The policyholder of a fixed interest rate annuity pays Jackson a premium, which is credited to the policyholder’s account. Periodically, interest is credited to the policyholder’s account and in some cases administrative charges are deducted from the policyholder’s account. Jackson makes benefit payments at a future date as specified in the policy based on the value of the policyholder’s account at that date.

The policy provides that at Jackson’s discretion it may reset the interest rate, subject to a guaranteed minimum. At 31 December 2014, Jackson had fixed interest rate annuities totalling £11.7 billion (2013: £11.2 billion) in account value with minimum guaranteed rates ranging from 1.0 per cent to 5.5 per cent and a 3.03 per cent average guaranteed rate (2013: 1.0 per cent to 5.5 per cent and a 3.05 per cent average guaranteed rate).

Approximately 57 per cent (2013: 50 per cent) of the fixed interest rate annuities Jackson wrote in 2014 provide for a market value adjustment (‘MVA’), that could be positive or negative, on surrenders in the surrender period of the policy. This formula-based adjustment approximates the change in value that assets supporting the product would realise as interest rates move up or down. The minimum guaranteed rate is not affected by this adjustment. While the MVA feature minimises the surrender risk associated with certain fixed annuities, Jackson still bears a portion of the surrender risk on policies without this feature, and the investment risk on all fixed interest rate annuities.

Fixed index annuities

Fixed index annuities accounted for 6 per cent (2013: 7 per cent) of Jackson’s policy and contract liabilities at 31 December 2014. Fixed index annuities vary in structure, but generally are deferred annuities that enable policyholders to obtain a portion of an equity-linked return (based on participation rates and caps), and provide a guaranteed minimum return. These guaranteed minimum rates are generally set at 1.0 to 3.0 per cent. At 31 December 2014, Jackson had fixed index annuities allocated to indexed funds totalling £6.3 billion (2013: £6.1 billion) in account value with minimum guaranteed rates on index accounts ranging from 1.0 per cent to 3.0 per cent and a 1.83 per cent average guaranteed rate (2013: 1.0 per cent to 3.0 per cent and a 1.85 per cent average guarantee rate). At 31 December 2014, Jackson also offers fixed interest accounts on some fixed index annuity products. At 31 December 2014, fixed interest accounts of fixed index annuities totalled £1.8 billion (2013: £1.5 billion) in account value with minimum guaranteed rates ranging from 1.0 per cent to 3.0 per cent and a 2.53 per cent average guaranteed rate (2013: 1.0 per cent to 3.0 per cent and a 2.56 per cent average guaranteed rate).

Jackson hedges the equity return risk on fixed index products using futures and options linked to the relevant index as well as through offsetting equity exposure in the variable annuity product. The cost of these hedges is taken into account in setting the index participation rates or caps. Jackson bears the investment risk and a portion of the surrender risk on these products.

Immediate annuities

At 31 December 2014, immediate annuities accounted for 1 per cent (2013: 1 per cent) of Jackson’s policy and contract liabilities. Immediate annuities guarantee a series of payments beginning within a year of purchase and continuing over either a fixed period of years and/or the life of the policyholder. If the term is for the life of the policyholder, then Jackson’s primary risks are mortality and reinvestment. The implicit interest rate on these products is based on the market conditions that exist at the time the policy is issued and is guaranteed for the term of the annuity.

(ii)	Variable annuities

At 31 December 2014, variable annuities accounted for 69 per cent (2013: 65 per cent) of Jackson’s policy and contract liabilities. Variable annuities are deferred annuities that have the same tax advantages and payout options as fixed interest rate and fixed index annuities. They are also used for asset accumulation in retirement planning and to provide income in retirement.

The primary differences between variable annuities and fixed interest rate or fixed index annuities are investment risk and return. If a policyholder chooses a variable annuity, the rate of return depends upon the performance of the selected fund portfolio. Policyholders may allocate their investment to either the fixed account or a selection of variable accounts. Investment risk on the variable account is borne by the policyholder, while investment risk on the fixed account is borne by Jackson through guaranteed minimum fixed rates of return. At 31 December 2014, 5 per cent (2013: 6 per cent) of variable annuity funds were in fixed accounts. Jackson had variable annuity funds in fixed accounts totalling £4.4 billion (2013: £4.2 billion ) with minimum guaranteed rates ranging from 1.0 per cent to 3.0 per cent and a 1.81 per cent average guaranteed rate (2013: 1.0 per cent to 3.0 per cent and a 1.85 per cent average guaranteed rate).

Jackson issues variable annuity contracts where it contractually guarantees to the contractholder either a) a return of no less than total deposits made to the contract adjusted for any partial withdrawals, b) total deposits made to the contract adjusted for any partial withdrawals plus a minimum return, or c) the highest contract value on a specified anniversary date adjusted for any withdrawals following the contract anniversary. These guarantees include benefits that are payable in the event of death (guaranteed minimum death benefit (GMDB)), at annuitisation (guaranteed minimum income benefit (GMIB)), at specified dates during the accumulation period (guaranteed minimum withdrawal benefit (GMWB)) or at the end of a specified period (guaranteed minimum accumulation benefit (GMAB)). Jackson hedges these risks using equity options and futures contracts as described in note C7.3. The GMAB and GMIB are no longer offered, with the existing GMIB coverage being substantially reinsured.

Jackson launched Elite Access in March 2012. Elite Access is a variable annuity which has no guaranteed benefits and provides tax efficient access to alternative investments. At 31 December 2014, Jackson had in force Elite Access variable annuity contracts with liability balance of £6.8 billion (2013: £3.4 billion).

(iii)	Life insurance

Life insurance products accounted for 12 per cent (2013: 14 per cent) of Jackson’s policy and contract liabilities at 31 December 2014. Jackson discontinued new sales of life insurance products effective 1 August 2012. Life products include term life and interest-sensitive life (universal life and variable universal life). Term life provides protection for a defined period and a benefit that is payable to a designated beneficiary upon death of the insured. Universal life provides permanent individual life insurance for the life of the insured and includes a savings element. Variable universal life is a type of life insurance policy that combines death benefit protection with the ability for the policyholder account to be invested in separate account funds. For certain fixed universal life plans, additional provisions are held to reflect the existence of guarantees offered in the past that are no longer supported by earnings on the existing asset portfolio, or for situations where future mortality charges are not expected to be sufficient to provide for future mortality costs.

Excluding the business that is subject to the retrocession treaties at 31 December 2014, Jackson had interest sensitive life business in force with total account value of £5.9 billion (2013: £5.7 billion), with minimum guaranteed interest rates ranging from 2.5 per cent to 6.0 per cent with a 4.65 per cent average guaranteed rate (2013: 2.5 per cent to 6.0 per cent with a 4.65 per cent average guaranteed rate).

(iv)	Institutional products

Jackson’s institutional products consist of traditional guaranteed investment contracts (‘GICs’), funding agreements (including agreements issued in conjunction with Jackson’s participation in the US Federal Home Loan Bank programme) and medium-term note funding agreements. At 31 December 2014, institutional products accounted for 3 per cent of policy and contract liabilities (2013: 3 per cent). Under a traditional GIC, the policyholder makes a lump sum deposit. The interest rate paid is fixed and established when the contract is issued. If deposited funds are withdrawn earlier than the specified term of the contract, an adjustment is made that approximates a market value adjustment.

Under a funding agreement, the policyholder either makes a lump sum deposit or makes specified periodic deposits. Jackson agrees to pay a rate of interest, which may be fixed but is usually a floating short-term interest rate linked to an external index. The average term of the funding agreements is one to two years. In 2014 and 2013, there were no funding agreements terminable by the policyholder with less than 90 days’ notice.

(v)	Aggregate account values

The table below shows the distribution of account values for fixed annuities (fixed interest rate and fixed index), the fixed account portion of variable annuities, and interest sensitive life business within the range of minimum guaranteed interest rates as described in notes (i) to (iii) above as at 31 December 2014 and 2013:

	Fixed annuities and the fixed account portion of variable annuities £m		Interest sensitive life business £m
Minimum guaranteed interest rate	2014	2013	2014	2013
1.00%	3,927	3,012	-	-
> 1.0% - 2.0%	7,887	8,349	-	-
> 2.0% - 3.0%	9,365	8,867	195	182
> 3.0% - 4.0%	1,239	1,163	2,265	2,182
> 4.0% - 5.0%	1,567	1,460	1,971	1,908
> 5.0%	207	197	1,514	1,456
Total	24,192	23,048	5,945	5,728

Determining contract liabilities

As permissible under IFRS 4 and consistent with the basis explained in note A3.1, in the case of Jackson the carrying values of insurance assets and liabilities are consolidated into the Group accounts based on US GAAP. An overview of the deferral and amortisation of acquisition costs for Jackson is provided in note C5.1(b).

With minor exceptions, all of Jackson’s contracts are accounted for as investment contracts as defined for US GAAP purposes by applying in the first instance a retrospective deposit method to determine the liability for policyholder benefits. This is then augmented by potentially three additional amounts, namely:

•	Any amounts that have been assessed to compensate the insurer for services to be performed over future periods (ie deferred income);

•	Any amounts previously assessed against policyholders that are refundable on termination of the contract; and
•	Any probable future loss on the contract (ie premium deficiency).

Capitalised acquisition costs and deferred income for these contracts are amortised over the life of the book of contracts. The present value of the estimated gross profits is generally computed using the rate of interest that accrues to policyholder balances (sometimes referred to as the contract rate). Estimated gross profits include estimates of the elements, each of which will be determined based on the best estimate of amounts of the elements over the life of the book of contracts without provision for adverse deviation:

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

In the case of variable annuity contracts with guaranteed benefits as described above, liabilities for these benefits are accounted for under US GAAP and are valued as described below.

In accordance with US GAAP, the Guaranteed Minimum Death Benefit and the ‘for life’ portion of Guaranteed Minimum Withdrawal Benefit liabilities are determined each period end by estimating the expected value of benefits in excess of the projected account balance and recognising the excess ratably over the life of the contract based on total expected assessments. At 31 December 2014, these liabilities were valued using a series of deterministic investment performance scenarios, a mean investment return of 7.4 per cent (2013: 7.4 per cent) net of external fund management fees, and assumptions for lapse, mortality and expense that are similar to those used in amortising the capitalised acquisition costs.

The direct Guaranteed Minimum Income Benefit liability is determined by estimating the expected value of the annuitisation benefits in excess of the projected account balance at the date of annuitisation and recognising the excess ratably over the accumulation period based on total expected assessments. The assumptions used for calculating the direct Guaranteed Minimum Income Benefit liability at 31 December 2014 and 2013 are consistent with those used for calculating the Guaranteed Minimum Death Benefit and ‘for life’ Guaranteed Minimum Withdrawal Benefit liabilities.

Jackson regularly evaluates estimates used and adjusts the additional Guaranteed Minimum Death Benefit, Guaranteed Minimum Income Benefit and Guaranteed Minimum Withdrawal Benefit ‘for life’ liability balances, with a related charge or credit to benefit expense if actual experience or other evidence suggests that earlier assumptions should be revised.

Guaranteed Minimum Income Benefits are essentially fully reinsured, subject to a modest deductible and annual claim limits. As this reinsurance benefit is net settled, it is considered to be a derivative under IAS 39, and is therefore recognised at fair value with the change in fair value included as a component of short-term fluctuations. The direct GMIB liability is not considered a derivative instrument under IAS 39 and, as such, an accounting difference arises from this one-sided mark to market.

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

For Guaranteed Minimum Withdrawal Benefit and Guaranteed Minimum Income Benefit reinsurance embedded derivatives that are fair valued under IAS 39, Jackson bases its volatility assumptions on implied market volatility for periods ranging from 5 to 10 years period, where sufficient market liquidity is assumed to exist, followed by grading to long-term historical volatility levels beyond that point, where such long-term historical volatility levels contain an explicit margin for conservatism.

Non-performance risk is incorporated into the calculation through the use of discount interest rates sourced from an AA corporate credit curve as a proxy for Jackson’s own credit risk. Other risk margins, particularly for policyholder behaviour and long-term volatility, are also incorporated into the model through the use of explicitly conservative assumptions. On a periodic basis, Jackson validates the resulting fair values based on comparisons to other models and market movements.

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

The effect of any non-recurrent changes of assumptions used to measure insurance assets and liabilities of Jackson is shown in note B4(b).

(c)	UK

Features of products and guarantees

Prudential’s long-term products in the UK consist of life insurance, pension products and pension annuities.

These products are written primarily in:

•	One of three separate sub-funds of the PAC long-term fund, namely the with-profits sub-fund (WPSF), Scottish Amicable Insurance Funds (SAIF), and the non-profit sub-fund;
•	Prudential Retirement Income Limited (PRIL), a shareholder-owned subsidiary; or
•	Other shareholder-backed subsidiaries writing mainly non-profit unit-linked business.

(i)	With-profits products and PAC with-profits sub-fund

The WPSF mainly contains with-profits business but it also contains some non-profit business (unit-linked, term assurances and annuities). The WPSF’s profits are apportioned 90 per cent to its policyholders and 10 per cent to shareholders as surplus for distribution is determined via the annual actuarial valuation. In October 2014, the long term business of Prudential Annuities Limited (PAL) was transferred into the WPSF following a Part VII transfer under the Financial Services and Markets Act 2000. PAL is owned by the WPSF.

The WPSF held a provision of £50 million at 31 December 2014 (2013: £36 million) to honour guarantees on a small amount of guaranteed annuity products. SAIF’s exposure to guaranteed annuities is described below.

With-profits products provide returns to policyholders through bonuses that are ‘smoothed’. There are two types of bonuses: ‘regular’ and ‘final’. Regular bonuses are declared once a year, and once credited, are guaranteed in accordance with the terms of the particular product. Unlike regular bonuses, final bonuses are guaranteed only until the next bonus declaration.

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

Regular bonus rates

For regular bonuses, the bonus rates are determined for each type of policy primarily by targeting the bonus level at a prudent proportion of the long-term expected future investment return on underlying assets. The expected future investment return is reduced as appropriate for each type of policy to allow for items such as expenses, charges, tax and shareholders’ transfers. However, the rates declared may differ by product type, or by the date of payment of the premium, or date of issue of the policy, or if the accumulated regular bonuses are particularly high or low, relative to a prudent proportion of the achieved investment return.

When target bonus levels change the PAC board of directors has regard to the overall strength of the long-term fund when determining the length of time over which it will seek to achieve the amended prudent target bonus level.

In normal investment conditions, PAC expects changes in regular bonus rates to be gradual over time. However, PAC retains the discretion whether or not to declare a regular bonus each year, and there is no limit on the amount by which regular bonus rates can change.

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

Application of significant judgement

The application of the above method for determining bonuses requires the PAC Board to apply significant judgement in many respects, including in particular the following:

•	Determining what constitutes fair treatment of customers: Prudential is required by UK law and regulation to consider the fair treatment of its customers in setting bonus levels. The concept of determining what constitutes fair treatment, while established by statute, is not defined;
•	Smoothing of investment returns: This is an important feature of with-profits products. Determining when particular circumstances, such as a significant rise or fall in market values, warrant variations in the standard bonus smoothing limits that apply in normal circumstances requires the PAC board of directors to exercise significant judgement; and
•	Determining at what level to set bonuses to ensure that they are competitive: The overall return to policyholders is an important competitive measure for attracting new business.

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

Prudential’s approach, in applying significant judgement and discretion in relation to determining bonus rates, is consistent conceptually with the approach adopted by other firms that manage a with-profits business and is also consistent with the requirements of the Principles and Practices of Financial Management (PPFM) that are applied in the management of their with-profits funds.

The principles contain an explanation of how it determines regular and final bonus rates within the discretionary framework that applies to all with-profits policies, subject to the general legislative requirements applicable. Its purpose is therefore to:

•	Explain the nature and extent of the discretion available;
•	Show how competing or conflicting interests or expectations of different groups and generations of policyholders, and policyholders and shareholders are managed so that all policyholders and shareholders are treated fairly; and
•	Provide a knowledgeable observer (eg a financial adviser) with an understanding of the material risks and rewards from starting and continuing to invest in a with-profits policy with Prudential.

Furthermore, in accordance with industry-wide regulatory requirements, the PAC Board has appointed:

•	An Actuarial Function Holder who provides the PAC Board with all actuarial advice;
•	A With-Profits Actuary whose specific duty is to advise the PAC Board on the reasonableness and proportionality of the manner in which its discretion has been exercised in applying the Principles and Practices of Financial Management and the manner in which any conflicting interests have been addressed; and
•	A With-Profits Committee of independent individuals, which assesses the degree of compliance with the Principles and Practices of Financial Management and the manner in which conflicting rights have been addressed.

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

	2014 £m	2013 £m	2012 £m
Net income of the fund:
Investment return	8,958	5,757	8,390
Claims incurred	(6,115)	(6,681)	(6,857)
Movement in policyholder liabilities	(4,366)	(197)	(3,989)
Add back policyholder bonuses for the year (as shown below)	1,812	1,749	1,865
Claims incurred and movement in policyholder liabilities
(including charge for provision for asset shares and excluding policyholder bonuses)	(8,669)	(5,129)	(8,981)
Earned premiums, net of reinsurance	3,007	3,801	4,558
Other income	72	52	39
Acquisition costs and other expenditure	(961)	(1,025)	(907)
Share of profits from investment joint ventures	129	88	27
Tax charge	(440)	(308)	(286)
Net income of the fund before movement in unallocated surplus	2,096	3,236	2,840
Movement in unallocated surplus	(84)	(1,294)	(769)
Surplus for distribution	2,012	1,942	2,071
Surplus for distribution allocated as follows:
– 90% policyholders’ bonus (as shown above)	1,812	1,749	1,865
– 10% shareholders’ transfers	200	193	206
	2,012	1,942	2,071

(ii)	Annuity business

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

The Group’s main exposure to guaranteed annuities in the UK is through SAIF and a provision of £549 million was held in SAIF at 31 December 2014 (2013: £328 million) to honour the guarantees. As SAIF is a separate sub-fund solely for the benefit of policyholders of SAIF, this provision has no impact on the financial position of the Group’s shareholders’ equity.

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

For non-profit business excluding unit-linked business, the valuation interest rates used to discount the liabilities are based on the yields as at the valuation date on the assets backing the technical provisions. For fixed interest securities the gross redemption yield is used except for the non-profit annuities within PAC and PRIL annuity business where the internal rate of return of the assets backing the liabilities is used. Properties are valued using the rental yield, and for equities it is the greater of the dividend yield and the average of the dividend yield and the earnings yield. An adjustment is made to the yield on non-risk-free fixed interest securities and property to reflect credit risk. To calculate the non-unit reserves for linked business, assumptions have been set for the gross unit growth rate and the rate of inflation of maintenance expenses, as well as for the valuation interest rate as described above.

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

New mortality projection models are released annually by the Continuous Mortality Investigation (CMI). The CMI 2012 model was used to produce the 2014 and 2013 results, calibrated to reflect an appropriate view of future mortality improvements. The CMI 2011 model was used to produce the 2012 results, calibrated to reflect an appropriate view of future mortality improvements.

For annuities in payment, the tables and range of percentages used are set out below:

	CMI Model, with calibration to reflect future mortality improvements		Non-profit annuities within the WPSF		PRIL

			Males	Females	Males	Females
2014	CMI 2012	For males: with a long term improvement rate of 2.25% p.a. For females: with a long term improvement rate of 1.50% p.a.	93% – 99% PCMA00	89% – 101% PCFA00 ,	91% – 95% PCMA00	84% – 98% PCFA00 ,
2013	CMI 2012		93% – 99% PCMA00	89% – 101% PCFA00	91% – 96% PCMA00	84% – 98% PCFA00
2012	CMI 2011		93% – 99% PCMA00	89% – 101% PCFA00 ,	92% – 96% PCMA00	84% – 97% PCFA00 ,

For annuities in deferment, the tables used by both the non-profit annuities within the WPSF and PRIL were AM92 – 4 years (Males) and AF92– 4 years (Females) for 2014, 2013 and 2012.

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

(v)	Effect of changes in assumptions used to measure insurance assets and liabilities

Credit risk

There has been no change of approach in the setting of assumption levels of credit risk in 2014 and 2013. However, changes in the portfolio have given rise to altered levels of credit risk allowance as set out in note B4(c).

Other assumption changes

The effect of other assumption changes and modelling adjustments for the shareholder-backed business is set out in note B4 (c).

For the with-profits sub-fund, the aggregate effect of assumption changes in 2014 was a net charge to unallocated surplus of £86 million (2013: net credit of £200 million), relating to changes in mortality assumptions, offsetting releases of margins, and altered expense, persistency and economic assumptions, where appropriate in the two periods.

C5	Intangible assets

C5.1	Intangible assets attributable to shareholders

(a)	Goodwill attributable to shareholders

	2014 £m	2013 £m
Cost
At beginning of year	1,581	1,589
Exchange differences	2	(8)
At end of year	1,583	1,581
Aggregate impairment	(120)	(120)
Net book amount at end of year	1,463	1,461

Goodwill attributable to shareholders comprises:

	2014 £m	2013 £m
M&G	1,153	1,153
Other	310	308
	1,463	1,461

Other goodwill represents amounts allocated to entities in Asia and the US operations. These goodwill amounts by acquired operations are not individually material.

The aggregate goodwill impairment of £120 million at 31 December 2014 and 2013 relates to the goodwill held in relation to the held for sale Japan Life business (see note D1), which was impaired in 2005.

Impairment testing

Goodwill does not generate cash flows independently of other groups of assets and thus is assigned to cash-generating units for the purposes of impairment testing. These cash-generating units are based upon how management monitors the business and represent the lowest level to which goodwill can be allocated on a reasonable basis.

Assessment of whether goodwill may be impaired

Goodwill is tested for impairment by comparing the cash-generating units’ carrying amount, including any goodwill, with its recoverable amount.

With the exception of M&G, the goodwill attributable to shareholders mainly relates to acquired life businesses. The Company routinely compares the aggregate of net asset value and acquired goodwill on an IFRS basis of acquired life business with the value of the business as determined using the EEV methodology, as described in note 16. Any excess of IFRS over EEV carrying value is then compared with EEV basis value of current and projected future new business to determine whether there is any indication that the goodwill in the IFRS statement of financial position may be impaired.

M&G

The recoverable amount for the M&G cash-generating units has been determined by calculating its value in use. This has been calculated by aggregating the present value of future cash flows expected to be derived from the M&G operating segment (based upon management projections).

The discounted cash flow valuation has been based on a three-year plan prepared by M&G, and approved by management, and cash flow projections for later years.

The value in use is particularly sensitive to a number of key assumptions as follows:

i	The set of economic, market and business assumptions used to derive the three-year plan. The direct and secondary effects of recent developments, eg changes in global equity markets, are considered by management in arriving at the expectations for the financial projections for the plan.

ii	The assumed growth rate on forecast cash flows beyond the terminal year of the plan. A growth rate of 2.5 per cent (2013: 2.5 per cent) has been used to extrapolate beyond the plan period representing management’s best estimate view of the long-term growth rate of the business after considering the future and past growth rates and external sources of data.

iii	The risk discount rate. Differing discount rates have been applied in accordance with the nature of the individual component businesses

For retail and institutional business, a risk discount rate of 12 per cent (2013: 12 per cent) has been applied to post-tax cash flows. The pre-tax risk discount rate was 16 per cent (2013: 18 per cent). Management have determined the risk discount rate by reference to an average implied discount rate for comparable UK listed asset managers calculated by reference to risk-free rates, equity risk premiums of 5 per cent and an average ‘beta’ factor for relative market risk of comparable UK listed asset managers. A similar approach has been applied for the other component businesses of M&G.

iv	That asset management contracts continue on similar terms.

Management believes that any reasonable change in the key assumptions would not cause the recoverable amount of M&G to fall below its carrying amount.

(b)	Deferred acquisition costs and other intangible assets attributable to shareholders

The deferred acquisition costs and other intangible assets attributable to shareholders comprise:

	2014 £m	2013 £m
Deferred acquisition costs related to insurance contracts as classified under IFRS 4	5,840	4,684
Deferred acquisition costs related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	87	96
	5,927	4,780
Present value of acquired in-force policies for insurance contracts as classified under IFRS 4 (PVIF)	59	67
Distribution rights and other intangibles	1,275	448
	1,334	515
Total of deferred acquisition costs and other intangible assets	7,261	5,295

	2014 £m						2013 £m
	Deferred acquisition costs
	Asia	US	UK	Asset management	PVIF and other intangibles†	Total	Total
Balance at 1 January	553	4,121	89	17	515	5,295	4,177
Reclassification of Japan Life as held for salenote D1	-	-	-	-	-	-	(28)
Additions and acquisitions of subsidiaries	209	678	8	8	865	1,768	1,251
Amortisation to the income statement:
Operating profit	(128)	(487)	(14)	(8)	(59)	(696)	(643)
Non-operating profit	-	653	-	-	-	653	228
	(128)	166	(14)	(8)	(59)	(43)	(415)

Disposals and transfers	-	-	-	-	(6)	(6)	(1)
Exchange differences and other movements	16	299	-	-	19	334	(187)
Amortisation of DAC related to net unrealised valuation movements on Jackson’s available-for-sale securities recognised within other comprehensive income	-	(87)	-	-	-	(87)	498
Balance at 31 December	650	5,177	83	17	1,334	7,261	5,295
†	PVIF and other intangibles includes software rights of £66 million (2013: £56 million) with additions of £34 million, amortisation of £25 million and exchange losses of £1 million.

Note

PVIF and other intangibles comprise PVIF, distribution rights and other intangibles such as software rights. Distribution rights relate to amounts that have been paid or have become unconditionally due for payment as a result of past events in respect of bancassurance partnership arrangements in Asia. These agreements allow for bank distribution of Prudential’s insurance products for a fixed period of time. Additions of £865 million in 2014 principally relate to fees paid and due to extend the term and expand the geographic scope of the agreement with Standard Chartered Bank and other fees on current distribution deals.

It also includes £18 million for PVIF and other intangibles in 2014 for the acquisition of Express Life of Ghana and Shield Assurance Company Limited in Kenya.

US insurance operations

Summary balances

The DAC amount in respect of US insurance operations comprises amounts in respect of:

	2014 £m	2013 £m
Variable annuity business	5,002	3,716
Other business	759	868
Cumulative shadow DAC (for unrealised gains booked in other comprehensive income)*	(584)	(463)
Total DAC for US operations	5,177	4,121
*	Consequent upon the positive unrealised valuation movement in 2014 of £956 million (2013: negative unrealised valuation movement of £2,089 million), there is a charge of £87 million (2013: a credit of £498 million) for altered ‘shadow’ DAC amortisation booked within other comprehensive income. These adjustments reflect movement from period to period, in the changes to the pattern of reported gross profits that would have happened if the assets reflected in the statement of financial position had been sold, crystallising the unrealised gains and losses, and the proceeds reinvested at the yields currently available in the market. At 31 December 2014, the cumulative shadow DAC balance as shown in the table above was negative £584 million (2013: negative £463 million).

Overview of the deferral and amortisation of acquisition costs for Jackson

Under IFRS 4, the Group applies ‘grandfathered’ US GAAP for measuring the insurance assets and liabilities of Jackson. In the case of Jackson term business, acquisition costs are deferred and amortised in line with expected premiums. For annuity and interest-sensitive life business, acquisition costs are deferred and amortised in line with a combination of historical and future expected gross profits on the relevant contracts. For fixed interest rate and fixed index annuity and interest-sensitive life business, the key assumption is the long-term spread between the earned rate on investments and the rate credited to policyholders, which is based on an annual spread analysis. Expected gross profits also depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of actual experience of Jackson, industry experience and future expectations. A detailed analysis of actual mortality, lapse and expense experience is performed using internally developed experience studies.

Acquisition costs for Jackson’s variable annuity products are also amortised in line with the emergence of profits. The measurement of the amortisation in part reflects current period fees (including those for guaranteed minimum death, income, or withdrawal benefits) earned on assets covering liabilities to policyholders, and the historical and expected level of future gross profits which depends on the assumed level of future fees, as well as components related to mortality, lapse, expense and the long-term cost of hedging.

Mean reversion technique

For variable annuity products, under US GAAP (as ‘grandfathered’ under IFRS 4) the projected gross profits, against which acquisition costs are amortised, reflect an assumed long-term level of returns on separate account investments which, as referenced in note A3, for Jackson, is 7.4 per cent (2013: 7.4 per cent; 2012: 8.4 per cent ) after deduction of net external fund management fees. This is applied to the period end level of separate account assets after application of a mean reversion technique that removes a portion of the effect of levels of short-term variability in current market returns.

Under the mean reversion technique applied by Jackson, the projected level of return for each of the next five years is adjusted from period to period so that in combination with the actual rates of return for the preceding two years and the current period, the 7.4 per cent (2013: 7.4 per cent) annual return is realised on average over the entire eight-year period. Projected returns after the mean reversion period revert back to the 7.4 per cent (2013: 7.4 per cent; 2012: 8.4 per cent) assumption.

However, to ensure that the methodology does not over anticipate a reversion to the long-term level of returns following adverse markets, the mean reversion technique has a cap and floor feature whereby the projected returns in each of the next five years can be no more than 15 per cent per annum and no less than 0 per cent per annum (after deduction of net fund management fees) in each year.

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

In 2014, the DAC amortisation charge for operating profit was determined after including a charge for accelerated amortisation of £13 million (2013: credit for decelerated amortisation of £82 million; 2012: credit for decelerated amortisation of £56 million). The 2014 amount primarily reflects the separate account performance of 6 per cent, which is lower than the assumed level for the year.

As noted above, the application of the mean reversion formula has the effect of dampening the impact of equity market movements on DAC amortisation while the mean reversion assumption lies within the corridor. It would take a significant movement in equity markets in 2015 (outside the range of negative 34 per cent to positive 36 per cent) for the mean reversion assumption to move outside the corridor.

Deferred acquisition costs related to insurance and investment contracts attributable to shareholders

Additional movement analysis of deferred acquisition costs and other intangibles attributable to shareholders

The movements in deferred acquisition costs relating to insurance and investment contracts attributable to shareholders are as follows:

	2014 £m		2013 £m
	Insurance contracts	Investment management	Insurance contracts	Investment management
		note (i)		note (i)
DAC at 1 January	4,684	96	3,776	100
Additions	895	8	920	14
Amortisation	33	(17)	(372)	(18)
Exchange differences	315	-	(138)	-
Change in shadow DAC related to movement in unrealised appreciation of Jackson’s securities classified as available-for-salenote (i)	(87)	-	498	-
DAC at 31 December	5,840	87	4,684	96

Note

(i)	All of the additions are through internal development. The carrying amount of the balance comprises the following gross and accumulated amortisation amounts:

	2014 £m	2013 £m
Gross amount	234	224
Accumulated amortisation	(147)	(128)
Net book amount	87	96

Present value of acquired in-force (PVIF) and other intangibles attributable to shareholders

	2014 £m Other intangibles				2013 £m Other intangibles
	PVIF	Distribution rights	Other intangibles (including software)	Total	PVIF	Distribution rights	Software	Total
	note (i)		note (ii)		note (i)		note (ii)
At 1 January
Cost	221	458	203	882	217	230	184	631
Accumulated amortisation	(154)	(66)	(147)	(367)	(153)	(53)	(124)	(330)
	67	392	56	515	64	177	60	301
Additions (including amounts arising on acquisition of subsidiaries)	-	808	57	865	21	271	26	318
Amortisation charge	(9)	(24)	(26)	(59)	(7)	(17)	(27)	(51)
Disposals and transfers	-	(6)	-	(6)	-	-	(1)	(1)
Exchange differences and other movements	1	17	1	19	(11)	(39)	(2)	(52)
At 31 December	59	1,187	88	1,334	67	392	56	515
Comprising:
Cost	222	1,269	238	1,729	221	458	203	882
Accumulated amortisation	(163)	(82)	(150)	(395)	(154)	(66)	(147)	(367)
	59	1,187	88	1,334	67	392	56	515

Notes

(i)	All of the PVIF balances relate to insurance contracts. The PVIF attaching to investment contracts have been fully amortised. Amortisation is charged over the period of provision of asset management services as those profits emerge.
(ii)	Software is amortised over its useful economic life, which generally represents the licence period of the software acquired.

C5.2	Intangible assets attributable to with-profits funds

(a)	Goodwill in respect of acquired investment subsidiaries for venture fund and other investment purposes

	2014 £m	2013 £m
At 1 January	177	178
Additions in the year	10	-
Exchange differences	(1)	(1)
At 31 December	186	177

All the goodwill relates to the UK insurance operations segment.

The venture fund investments consolidated by the Group relates to investments of the PAC with-profits fund which are managed by M&G for which the goodwill is shown in the table above. Goodwill is tested for impairment of these investments by comparing the investment’s carrying value including goodwill with its recoverable amount (fair value less costs to sell). The fair value is determined by using a discounted cash flow valuation based on cash flow projections to 2016 prepared by management after considering the historical experience and future growth rates of the business. The key assumption applied in the calculations is the risk discount rate which were from 10 to 14 per cent. The discount rates were derived by reference to risk-free rates and an equity premium risk. In 2014 and 2013, there was no impairment of goodwill.

(b)	Deferred acquisition costs and other intangible assets

Other intangible assets in the Group consolidated statement of financial position attributable to with-profits funds consist of:

	2014 £m	2013 £m
Deferred acquisition costs related to insurance contracts attributable to the PAC with-profits fundnote (i)	3	6
Distribution rights attributable to with-profits funds of the Asia insurance operations	47	60
Computer software attributable to with-profits funds	11	6
	61	72

Note

(i)	The above costs relate to non-participating business written by the PAC with-profits sub-fund. As the with-profits contracts are accounted for under the UK regulatory ‘realistic basis’, no deferred acquisition costs are established for this type of business.

Distribution rights attributable to with-profits funds of the Asia insurance operations

Distribution rights relate to facilitation fees paid in relation to the bancassurance partnership arrangements in Asia for the bank distribution of Prudential’s insurance products for a fixed period of time. The distribution rights amounts are amortised over the term of the distribution contracts.

	2014 £m	2013 £m
At 1 January
Gross amount	91	92
Accumulated amortisation	(31)	(22)
	60	70
Amortisation charge	(20)	(9)
Exchange differences	3	(1)
Disposals and transfers	4	-
At 31 December	47	60
Comprising:
Gross amount	98	91
Accumulated amortisation	(51)	(31)
	47	60

C6	Borrowings

C6.1	Core structural borrowings of shareholder-financed operations

	2014 £m	2013 £m
Holding company operations:
US$1,000m 6.5% Perpetual Subordinated Capital Securities	641	604
US$250m 6.75% Perpetual Subordinated Capital Securitiesnote (vii)	160	151
US$300m 6.5% Perpetual Subordinated Capital Securitiesnote (vii)	193	181
US$750m 11.75% Perpetual Subordinated Capital Securitiesnote (vi)	-	451
US$700m 5.25% Perpetual Subordinated Capital Securitiesnote (iv), (vii)	444	417
US$550m 7.75% Perpetual Subordinated Capital Securitiesnote (vii)	351	329
Perpetual Subordinated Capital Securities (Innovative Tier 1)note (i)	1,789	2,133
€20m Medium Term Subordinated Notes 2023 note (viii)	16	17
£435m 6.125% Subordinated Notes 2031	429	429
£400m 11.375% Subordinated Notes 2039	391	388
£700m 5.7% Subordinated Notes 2063note (v)	695	695
Subordinated Notes (Lower Tier 2)note (i)	1,531	1,529
Subordinated debt total	3,320	3,662
Senior debt:note (ii)
£300m 6.875% Bonds 2023	300	300
£250m 5.875% Bonds 2029	249	249
Holding company total	3,869	4,211
Prudential Capital bank loannote (iii)	275	275
Jackson US$250m 8.15% Surplus Notes 2027 (Lower Tier 2)note (i),(ix)	160	150
Total (per consolidated statement of financial position)	4,304	4,636

Notes

(i)	These debt classifications are consistent with the treatment of capital for regulatory purposes, as defined in the Prudential Regulation Authority handbook.
Tier 1 subordinated debt is entirely US$ denominated. The Group has designated all US$2.80 billion (2013: US$3.55 billion) of its Tier 1 subordinated debt as a net investment hedge under IAS 39 to hedge the currency risks related to the net investment in Jackson.
(ii)	The senior debt ranks above subordinated debt in the event of liquidation.
(iii)	The Prudential Capital bank loan of £275 million has been made in two tranches: a £160 million loan maturing on 20 December 2017 and a £115 million loan also maturing on 20 December 2017. These two tranches are currently drawn at a cost of 12 month £LIBOR plus 0.40 per cent.
(iv)	In January 2013, the Company issued core structural borrowings of US$700 million 5.25 per cent Tier 1 Perpetual Subordinated Capital Securities primarily to retail investors in Asia. The proceeds, net of costs, were US$689 million.
(v)	In December 2013, the Company issued core structural borrowings of £700 million Lower Tier 2 Subordinated Notes primarily to UK institutional investors. The proceeds, net of costs, were £695 million.
(vi)	On 23 December 2014, the Company exercised its right to redeem early the US$750 million 11.75 per cent Tier 1 perpetual subordinated capital securities at their aggregate nominal amount together with accrued interest.
(vii)	These borrowings can be converted, in whole or in part, at the Company’s option and subject to certain conditions, on any interest payment date, into one or more series of Prudential preference shares.
(viii)	The €20 million borrowings were issued at 20-year Euro Constant Maturity Swap (capped at 6.5 per cent). These have been swapped into borrowings of £14 million with interest payable at three month £LIBOR plus 1.2 per cent.
(ix)	Jackson’s borrowings are unsecured and subordinated to all present and future indebtedness, policy claims and other creditor claims of Jackson.

C6.2	Other borrowings

(a)	Operational borrowings attributable to shareholder-financed operations

	2014 £m	2013 £m

Commercial paper	1,704	1,634
Medium Term Notes 2015	300	299

Borrowings in respect of short-term fixed income securities programmes	2,004	1,933
Non-recourse borrowings of US operations	19	18

Bank loans and overdrafts	6	3
Obligations under finance leases	4	-
Other borrowingsnote (ii)	230	198

Other borrowings	240	201
Totalnote (i),(iv)	2,263	2,152

Notes

(i)	In addition to the debt listed above, £200 million Floating Rate Notes were issued by Prudential plc in October 2014 which will mature in October 2015. These Notes have been wholly subscribed to a Group subsidiary and accordingly have been eliminated on consolidation in the Group financial statements. These Notes were originally issued in October 2008 and have been reissued upon their maturity.
(ii)	Other borrowings mainly include amounts whose repayment to the lender is contingent upon future surplus emerging from certain contracts specified under the arrangement. If insufficient surplus emerges on those contracts, there is no recourse to other assets of the Group and the liability is not payable to the degree of shortfall. In addition, other borrowings include senior debt issued through the Federal Home Loan Bank of Indianapolis (FHLB), secured by collateral posted with the FHLB by Jackson.
(iii)	In January 2015, the Company issued £300 million Medium Term Notes which will mature in January 2018. The proceeds, net of costs, were £299 million.
(iv)	In all instances the holders of the debt instruments issued by these subsidiaries and funds do not have recourse beyond the assets of those subsidiaries and funds.

(b)	Borrowings attributable to with-profits operations

	2014 £m	2013 £m
Non-recourse borrowings of consolidated investment funds	924	691
£100m 8.5% undated subordinated guaranteed bonds of Scottish Amicable Finance plc*	100	100
Other borrowings (predominantly obligations under finance leases)	69	104
Total	1,093	895
*	The interests of the holders of the bonds issued by Scottish Amicable Finance plc, a subsidiary of the Scottish Amicable Insurance Fund, are subordinated to the entitlements of the policyholders of that fund.

C6.3	Maturity analysis

The following table sets out the remaining contractual maturity analysis of the Group’s borrowings on the statement of financial position:

	Shareholder-financed operations				With-profits operations
	Core structural borrowings		Operational borrowings		Borrowings
	2014 £m	2013 £m	2014 £m	2013 £m	2014 £m	2013 £m
Less than 1 year	-	-	2,153	1,835	119	35
1 to 2 years	-	-	9	309	50	126
2 to 3 years	275	-	1	8	65	49
3 to 4 years	-	275	-	-	74	53
4 to 5 years	-	-	65	-	31	59
Over 5 years	4,029	4,361	35	-	754	573
Total	4,304	4,636	2,263	2,152	1,093	895

C7	Risk and sensitivity analysis

C7.1	Group overview

The Group’s risk framework and the management of the risk including those attached to the Group’s financial statements including financial assets, financial liabilities and insurance liabilities, together with the inter-relationship with the management of capital have been included in the audited sections of ‘Group Risk Framework’ within Item 4 ‘Information on the Company’.

The financial and insurance assets and liabilities on the Group’s balance sheet are, to varying degrees, subject to market and insurance risk and other changes of experience assumptions that may have a material effect on IFRS basis profit or loss and shareholders’ equity. The market and insurance risks, including how they affect Group’s operations and how they are managed are discussed in the ‘Group Risk Framework’ section within Item 4 ‘Information on the Company’.

The most significant items for which the IFRS shareholders’ profit or loss and shareholders’ equity for the Group’s life assurance business is sensitive to, are shown in the following tables. The distinction between direct and indirect exposure is not intended to indicate the relative size of the sensitivity.

Type of business	Market and credit risk			Insurance and lapse risk
	Investments/derivatives	Liabilities / unallocated surplus	Other exposure
Asia insurance operations (see also section C7.2)

All business	Currency risk			Mortality and morbidity risk Persistency risk
With-profits business	Net neutral direct exposure (Indirect exposure only)		Investment performance subject to smoothing through declared bonuses

Unit-linked business	Net neutral direct exposure (Indirect exposure only)		Investment performance through asset management fees

Non-participating business	Asset/liability mismatch risk
	Credit risk	Interest rates for those operations where the basis of insurance liabilities is sensitive to current market movements

Interest rate and price risk

US insurance operations (see also section C7.3)

All business	Currency risk			Persistency risk
Variable annuity business	Net effect of market risk arising from incidence of guarantee features and variability of asset management fees offset by derivative hedging programme

Fixed index annuity business	Derivative hedge programme to the extent not fully hedged against liability	Incidence of equity participation features

Fixed index annuities, Fixed annuities and GIC business	Credit risk Interest rate risk Profit and loss and shareholders’ equity are volatile for these risks as they affect the values of derivatives and embedded derivatives and impairment losses. In addition, shareholders’ equity is volatile for the incidence of these risks on unrealised appreciation of fixed income securities classified as available-for-sale under IAS 39		Spread difference between earned rate and rate credited to policyholders	Lapse risk, but the effects of extreme events are mitigated by the application of market value adjustments

UK insurance operations (see also section C7.4)

With-profits business	Net neutral direct exposure (Indirect exposure only)		Investment performance subject to smoothing through declared bonuses	Persistency risk to future shareholder transfers

SAIF sub-fund	Net neutral direct exposure (Indirect exposure only)		Asset management fees earned by M&G

Unit-linked business	Net neutral direct exposure (Indirect exposure only)		Investment performance through asset management fees	Persistency risk

Asset/liability mismatch risk

Shareholder-backed annuity business	Credit risk for assets covering liabilities and shareholder capital			Mortality experience and assumptions for longevity

Interest rate risk for assets in excess of liabilities ie assets representing shareholder capital

Detailed analyses of sensitivity of IFRS basis profit or loss and shareholders’ equity to key market and other risks by business unit are provided in notes C7.2, C7.3, C7.4 and C7.5. The sensitivity analyses provided show the effect on profit or loss and shareholders’ equity to changes in the relevant risk variables, all of which are reasonably possible at the relevant balance sheet date. In the equity risk sensitivity analysis shown below, the Group has considered the impact of an instantaneous 20 per cent fall in equity markets. If equity markets were to fall by more than 20 per cent, the Group believes that this would not be an instantaneous fall but rather this would be expected to occur over a period of time during which the Group would be able to put mitigating management actions in place. In addition, the equity risk sensitivity analysis provided assumed that all equity indices fall by the same percentage.

Impact of diversification on risk exposure

The Group enjoys significant diversification benefits achieved through the geographical spread of the Group’s operations and, within those operations through a broad mix of products types. This arises because not all risk scenarios are likely to happen at the same time and across all geographic regions. Relevant correlation factors include:

Correlation across geographic regions:

•	Financial risk factors; and
•	Non-financial risk factors.

Correlation across risk factors:

•	Longevity risk;
•	Expenses;
•	Persistency; and
•	Other risks.

The effect of Group diversification across the Group’s life businesses is to significantly reduce the aggregate standalone volatility risk to IFRS operating profit based on longer-term investment returns. The effect is almost wholly explained by the correlations across risk types, in particular mortality and longevity risk.

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

Unit-linked business

As for the UK insurance operations, for unit-linked business, the main factor affecting the profit and shareholders’ equity of the Asia operations is investment performance through asset management fees. The sensitivity of profits and shareholders’ equity to changes in insurance risk, interest rate risk and credit risk are not material.

Other business

Interest rate risk

Excluding its with-profit and unit-linked business, the results of the Asia business are sensitive to the vagaries of routine movements in interest rates.

For the purposes of analysing sensitivity to variations in interest rates, reference has been made to the movements in the 10-year government bond rates of the territories. At 31 December 2014, 10-year government bond rates vary from territory to territory and range from 1.6 per cent to 8.0 per cent (2013: 1.7 per cent to 9.0 per cent).

For the sensitivity analysis as shown in the table below, the reasonably possible interest rate movement used is one per cent for all territories but subject to a floor of zero where the bond rates are currently below 1 per cent.

The estimated sensitivity to the decrease and increase in interest rates at 31 December 2014 and 2013 is as follows:

	2014 £m		2013 £m
	Decrease of 1%	Increase of 1%	Decrease of 1%	Increase of 1%
Profit before tax attributable to shareholders	(54)	(137)	311	(215)
Related deferred tax (where applicable)	(5)	24	(34)	40
Net effect on profit and shareholders’ equity	(59)	(113)	277	(175)

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

In addition, the degree of sensitivity of the results shown in the table above is dependent on the interest rate level at that point of time. In 2014, the lower interest rates in certain countries have had an adverse impact on the degree of sensitivity to a decrease in interest rates.

Equity price risk

The non-linked shareholder business has limited exposure to equity and property investment (31 December 2014: £932 million). Generally changes in equity and property investment values are not directly offset by movements in policyholder liabilities.

The estimated sensitivity to a 10 per cent and 20 per cent change in equity and property prices for shareholder-backed Asia other business, which would be reflected in the short-term fluctuation component of the Group’s segmental analysis of profit before tax, at 31 December 2014 and 2013 would be as follows:

	2014 £m		2013 £m
	Decrease		Decrease
	of 20%	of 10%	of 20%	of 10%
Profit before tax attributable to shareholders	(187)	(93)	(114)	(57)
Related deferred tax (where applicable)	23	11	24	12
Net effect on profit and shareholders’ equity	(164)	(82)	(90)	(45)

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

Insurance risk

Many of the territories in Asia are exposed to mortality/morbidity risk and provision is made within policyholder liabilities on a prudent regulatory basis to cover the potential exposure. If these prudent assumptions were strengthened by 5 per cent then it is estimated that post tax profit and shareholders’ equity would be decreased by approximately £47 million (2013: £38 million). Mortality and morbidity has a symmetrical effect on the portfolio and any weakening of these assumptions would have a similar equal and opposite impact.

(ii)	Sensitivity to foreign exchange risk

Consistent with the Group’s accounting policies, the profits of the Asia insurance operations are translated at average exchange rates and shareholders’ equity at the closing rate for the reporting period. For 2014, the rates for the most significant operations are given in note A1.

A 10 per cent increase (strengthening of the pound sterling) or decrease (weakening of the pound sterling) in these rates would have reduced or increased profit before tax attributable to shareholders, profit for the year and shareholders’ equity, excluding goodwill, attributable to Asia operations respectively as follows:

	A 10% increase in local currency to £ exchange rates		A 10% decrease in local currency to £ exchange rates
	2014 £m	2013 £m	2014 £m	2013 £m
Profit before tax attributable to shareholders	(111)	(63)	135	77
Profit for the year	(95)	(49)	117	60
Shareholders’ equity, excluding goodwill, attributable to Asia operations	(315)	(246)	384	300

C7.3    US insurance operations

Exposure and sensitivity of IFRS basis profit and shareholders’ equity to market and other risks

At the level of operating profit based on longer-term investment returns, Jackson’s results are sensitive to market conditions to the extent of income earned on spread-based products and indirectly in respect of variable annuity asset management fees.

Jackson’s main exposures are to market risk through its exposure to interest rate risk and equity risk. Approximately 94 per cent (2013: 94 per cent) of its general account investments support fixed interest rate and fixed index annuities, life business and surplus and 6 per cent (2013: 6 per cent) support institutional businesses. All of these types of business contain considerable interest rate guarantee features and, consequently, require that the assets that support them are primarily fixed income or fixed maturity.

Jackson is exposed primarily to the following risks:

Risks	Risk of loss
Equity risk

•    related to the incidence of benefits related to guarantees issued in connection with its variable annuity contracts; and

•    related to meeting contractual accumulation requirements in fixed index annuity contracts.

Interest rate risk

•    related to meeting guaranteed rates of accumulation on fixed annuity products following a sharp and sustained fall in interest rates;

•    related to the guarantee features attached to the company’s products and to policyholder withdrawals following a sharp and sustained increase in interest rates; and

•    the risk of mismatch between the expected duration of certain annuity liabilities and prepayment risk and extension risk inherent in mortgage-backed securities.

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

Jackson uses free-standing derivative instruments for hedging purposes. Additionally, certain liabilities, primarily trust instruments supported by funding agreements, fixed index annuities, certain Guaranteed Minimum Withdrawal Benefit variable annuity features and reinsured Guaranteed Minimum Income Benefit variable annuity features contain embedded derivatives as defined by IAS 39, ‘Financial Instruments: Recognition and Measurement’. Jackson does not account for such derivatives as either fair value or cash flow hedges as might be permitted if the specific hedge documentation requirements of IAS 39 were followed. Financial derivatives, including derivatives embedded in certain host liabilities that have been separated for accounting and financial reporting purposes are carried at fair value.

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

Put-swaption contracts

These contracts provide the purchaser with the right, but not the obligation, to require the writer to pay the present value of a long-duration interest rate swap at future exercise dates. Jackson purchases and writes put-swaptions with maturities up to 5 years. Put-swaptions hedge against significant movements in interest rates.

Equity index futures contracts and equity index options

These derivatives (including various call and put options and interest rate contingent options) are used to hedge Jackson’s obligations associated with its issuance of fixed index deferred annuities and certain VA guarantees. Some of these annuities and guarantees contain embedded options which are fair valued for financial reporting purposes.

Total return swaps

Total return swaps in which Jackson receives equity returns or returns based on reference pools of assets in exchange for short-term floating rate payments based on notional amounts, are held for both hedging and investment purposes.

Derivative	Purpose
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

At 31 December 2014 and 2013, Jackson had variable annuity contracts with guarantees, for which the net amount at risk (‘NAR’) is defined as the amount of guaranteed benefit in excess of current account value, as follows:

31 December 2014	Minimum return		Account value £m	Net amount at risk £m	Weighted average attained age	Period until expected annuitisation
Return of net deposits plus a minimum return
GMDB	0-6%		64,344	1,463	65.0 years
GMWB - Premium only	0%		2,151	32
GMWB*	0-5%	**	264	17
GMAB - Premium only	0%		53	-
Highest specified anniversary account value minus withdrawals post-anniversary
GMDB			6,581	193	65.0 years
GMWB - Highest anniversary only			2,131	85
GMWB*			830	58
Combination net deposits plus minimum return, highest specified anniversary account value minus withdrawals post-anniversary
GMDB	0-6%		3,978	302	67.5 years
GMIB†	0-6%		1,595	360		1.4 years
GMWB*	0-8%	**	57,323	2,033

31 December 2013	Minimum return		Account value £m	Net amount at risk £m	Weighted average attained age	Period until expected annuitisation
Return of net deposits plus a minimum return
GMDB	0-6%		52,985	1,248	64.7 years
GMWB - Premium only	0%		2,260	36
GMWB*	0-5%	**	289	18
GMAB - Premium only	0%		57	-
Highest specified anniversary account value minus withdrawals post-anniversary
GMDB			5,522	134	64.6 years
GMWB - Highest anniversary only			2,039	93
GMWB*			875	63
Combination net deposits plus minimum return, highest specified anniversary account value minus withdrawals post-anniversary
GMDB	0-6%		3,522	217	66.9 years
GMIB†	0-6%		1,642	317		2.4 years
GMWB*	0-8%	**	46,091	1,087
*	Amounts shown for Guaranteed Minimum Withdrawal Benefit comprise sums for the ‘not for life’ portion (where the guaranteed withdrawal base less the account value equals to the net amount at risk (NAR)), and a ‘for life’ portion (where the NAR has been estimated as the present value of future expected benefit payment remaining after the amount of the ‘not for life’ guaranteed benefits is zero).

**	Ranges shown based on simple interest. The upper limits of 5 per cent, or 8 per cent simple interest are approximately equal to 4.1 per cent and 6 per cent respectively, on a compound interest basis over a typical ten year bonus period. For example 1 + 10 x 0.05 is similar to 1.041 growing at a compound rate of 4.01 per cent for a further nine years.
†	The GMIB reinsurance guarantees are essentially fully reinsured.

Account balances of contracts with guarantees were invested in variable separate accounts as follows:

	2014 £m	2013 £m
Mutual fund type:
Equity	50,071	40,529
Bond	11,139	10,043
Balanced	12,901	10,797
Money market	675	703
Total	74,786	62,072

As noted above, Jackson is exposed to equity risk through the options embedded in the fixed index annuity liabilities and Guaranteed Minimum Death Benefit and Guaranteed Minimum Withdrawal Benefit guarantees included in certain variable annuity benefits as illustrated above. This risk is managed using an equity hedging programme to minimise the risk of a significant economic impact as a result of increases or decreases in equity market levels while taking advantage of naturally offsetting exposures in Jackson’s operations. Jackson purchases external futures and options that hedge the risks inherent in these products, while also considering the impact of rising and falling separate account fees.

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

At 31 December 2014, the estimated sensitivity of Jackson’s profit and shareholders’ equity to immediate increases and decreases in equity markets is shown below. The sensitivities are shown net of related changes in DAC amortisation.

	2014 £m				2013 £m
	Decrease		Increase		Decrease		Increase
	of 20%	of 10%	of 20%	of 10%	of 20%	of 10%	of 20%	of 10%
Pre-tax profit, net of related changes in amortisation of DAC	360	130	8	(25)	485	165	213	77
Related deferred tax effects	(126)	(46)	(3)	9	(170)	(58)	(74)	(27)
Net sensitivity of profit after tax and shareholders’ equity	234	84	5	(16)	315	107	139	50

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

The directional movements in the sensitivities reflect the hedging programme in place at 31 December 2014 and 2013.

(ii)	Sensitivity to interest rate risk

Notwithstanding the market risk exposure previously described, except in the circumstances of interest rate scenarios where the guarantee rates included in contract terms are higher than crediting rates that can be supported from assets held to cover liabilities, the accounting measurement of fixed annuity liabilities of Jackson products is not generally sensitive to interest rate risk. This position derives from the nature of the products and the US GAAP basis of measurement. The Guaranteed Minimum Withdrawal Benefit features attached to variable annuity business (other than ‘for-life’) are accounted for as embedded derivatives which are fair valued and so will be sensitive to changes in interest rate.

Debt securities and related derivatives are marked to fair value. Value movements on derivatives, again net of related changes to amortisation of DAC and deferred tax, are recorded within the income statement. Fair value movements on debt securities, net of related changes to amortisation of DAC and deferred tax, are recorded within other comprehensive income. The estimated sensitivity of these items and policyholder liabilities to a 1 per cent and 2 per cent decrease (subject to a floor of zero) and increase in interest rates at 31 December 2014 and 2013 is as follows:

	2014 £m				2013 £m
	Decrease		Increase		Decrease		Increase
	of 2%	of 1%	of 1%	of 2%	of 2%	of 1%	of 1%	of 2%
Profit and loss:
Pre-tax profit effect (net of related changes in amortisation of DAC)	(1,398)	(690)	494	875	(128)	(66)	(52)	(161)
Related effect on charge for deferred tax	489	242	(173)	(306)	45	23	18	56
Net profit effect	(909)	(448)	321	569	(83)	(43)	(34)	(105)
Other comprehensive income:
Direct effect on carrying value of debt securities (net of related changes in amortisation of DAC)	2,979	1,663	(1,663)	(2,979)	2,624	1,477	(1,477)	(2,624)
Related effect on movement in deferred tax	(1,043)	(582)	582	1,043	(918)	(517)	517	918
Net effect	1,936	1,081	(1,081)	(1,936)	1,706	960	(960)	(1,706)
Total net effect on shareholders’ equity	1,027	633	(760)	(1,367)	1,623	917	(994)	(1,811)

These sensitivities are shown only for interest rates in isolation and do not include other movements in credit risk that may affect credit spreads and valuations of debt securities. Similar to sensitivity to equity risk, the sensitivity movements provided in the table above are at a point in time and reflects the hedging programme in place on the balance sheet date, while the actual impact on financial results would vary contingent upon a number of factors.

(iii)	Sensitivity to foreign exchange risk

Consistent with the Group’s accounting policies, the profits of the Group’s US operations are translated at average exchange rates and shareholders’ equity at the closing rate for the reporting period. For 2014, the average and closing rates were US$1.65 (2013: $1.56) and US$1.56 (2013: US$1.66) to £1.00 sterling, respectively. A 10 per cent increase (weakening of the dollar) or decrease (strengthening of the dollar) in these rates would reduce or increase profit before tax attributable to shareholders, profit for the year and shareholders’ equity attributable to US insurance operations respectively as follows:

	A 10% increase in US$:£ exchange rates		A 10% decrease in US$:£ exchange rates
	2014 £m	2013 £m	2014 £m	2013 £m
Profit before tax attributable to shareholders note	(23)	(50)	29	61
Profit for the year	(23)	(41)	28	50
Shareholders’ equity attributable to US insurance operations	(370)	(313)	452	383

Note: Sensitivity on profit (loss) before tax ie aggregate of the operating profit based on longer-term investment returns and short-term fluctuations in investment returns.

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

Except to the extent of mortality experience, which primarily affects profits through variations in claim payments and Guaranteed Minimum Death Benefit reserves, the profits of Jackson are relatively insensitive to changes in insurance risk.

Jackson is sensitive to lapse risk and other types of policyholder behaviour, such as the take-up of its Guaranteed Minimum Withdrawal Benefit product features. Jackson has extensive derivative programme to seek to manage the exposure for altered equity markets and interest rates. For example, Jackson uses derivatives to ameliorate the effect of a sharp rise in interest rates, which would be the most likely cause of a sudden change in policyholder behaviour.

For variable annuity business, the key assumption is the expected long-term level of separate account returns, which for 2014 was 7.4 per cent (2013: 7.4 per cent). The impact of using this return is reflected in two principal ways, namely:

•	Through the projected expected gross profits which are used to determine the amortisation of deferred acquisition costs. This is applied through the use of a mean reversion technique which is described in more detail in note C5.1(b) above; and
•	The required level of provision for guaranteed minimum death benefit claims.

C7.4	UK insurance operations

Exposure and sensitivity of IFRS basis profit and shareholders’ equity to market and other risks

The IFRS basis results of the UK insurance operations are most sensitive to asset/liability matching, mortality and default rate experience and longevity assumptions and the difference between the return on corporate bond and risk-free rate for shareholder-backed annuity business of Prudential Retirement Income Limited and the Prudential Assurance Company non-profit sub-fund. Further details are described below.

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

With-profits sub-fund business

The shareholder results of the UK with-profits business (including non-participating annuity business of the with-profits sub-fund are only sensitive to market risk through the indirect effect of investment performance on declared policyholder bonuses.

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

A decrease in assumed mortality rates of 1 per cent would decrease pre-tax profits by approximately £94 million (2013: £71 million). A decrease in credit default assumptions of five basis points would increase pre-tax profits by £190 million (2013: £151 million). A decrease in renewal expenses (excluding asset management expenses) of 5 per cent would increase pre-tax profits by £30 million (2013: £27 million). The effect on profits would be approximately symmetrical for changes in assumptions that are directionally opposite to those explained above. The net effect on profit after tax and shareholders’ equity from all the changes in assumptions as described above would be an increase of approximately £101 million (2013: £86 million).

Unit-linked and other business

Unit-linked and other business represents a comparatively small proportion of the in-force business of the UK insurance operations.

Due to the matching of policyholder liabilities to attaching asset value movements the UK unit-linked business is not directly affected by market or credit risk. The liabilities of the other business are also broadly insensitive to market risk. Profits from unit-linked and similar contracts primarily arise from the excess of charges to policyholders for management of assets, over expenses incurred. The former is most sensitive to the net accretion of funds under management as a function of new business and lapse and timing of death. The accounting impact of the latter is dependent upon the amortisation of acquisition costs in line with the emergence of margins (for insurance contracts) and amortisation in line with service provision (for the investment management component of investment contracts). By virtue of the design features of most of the contracts which provide low levels of mortality cover, the profits are relatively insensitive to changes in mortality experience.

(i)	Sensitivity to interest rate risk and other market risk

By virtue of the fund structure, product features and basis of accounting, the policyholder liabilities of the UK insurance operations are, except annuity business, not generally exposed to interest rate risk. At 31 December 2014 annuity liabilities accounted for 98 per cent (2013: 98 per cent) of UK shareholder-backed business liabilities. For annuity business, liabilities are exposed to interest rate risk. However, the net exposure to the Prudential Assurance Company with-profits sub-fund (for its non-profit annuity business) and shareholders (for annuity liabilities of Prudential Retirement Income Limited and the non-profit sub-fund) is very substantially ameliorated by virtue of the close matching of assets with appropriate duration. The level of matching from period to period can vary depending on management actions and economic factors so it is possible for a degree of mis-matching profits or losses to arise.

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

The estimated sensitivity of the UK non-linked shareholder-backed business (principally annuities business) to a movement in interest rates is as follows:

	2014 £m				2013 £m
	A decrease of 2%	A decrease of 1%	An increase of 1%	An increase of 2%	A decrease of 2%	A decrease of 1%	An increase of 1%	An increase of 2%
Carrying value of debt securities and derivatives	11,559	5,063	(4,085)	(7,457)	8,602	3,843	(3,170)	(5,827)
Policyholder liabilities	(9,550)	(4,250)	3,454	6,297	(7,525)	(3,366)	2,762	5,054
Related deferred tax effects	(402)	(163)	126	232	(215)	(95)	82	155
Net sensitivity of profit after tax and shareholders’ equity	1,607	650	(505)	(928)	862	382	(326)	(618)

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

	2014 £m		2013 £m
	A decrease of 20%	A decrease of 10%	A decrease of 20%	A decrease of 10%
Pre-tax profit	(347)	(173)	(309)	(154)
Related deferred tax effects	75	37	72	36
Net sensitivity of profit after tax and shareholders’ equity	(272)	(136)	(237)	(118)

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

A 10 per cent increase in the relevant exchange rates would have reduced reported profit before tax attributable to shareholders and shareholders’ equity, excluding goodwill attributable to Eastspring Investments and US asset management operations, by £9 million (2013: £12 million) and £33 million (2013: £29 million) respectively.

(ii)	Sensitivities to other financial risks for asset management operations

The principal sensitivities to other financial risk of asset management operations are credit risk on the bridging loan portfolio of the Prudential Capital operation and the indirect effect of changes to market values of funds under management. Due to the nature of the asset management operations there is limited direct sensitivity to movements in interest rates. Total debt securities held at 31 December 2014 by asset management operations were £2,293 million (2013: £2,045 million), the majority of which are held by the Prudential Capital’s operation. Debt securities held by Prudential Capital are in general variable rate bonds and so market value is limited in sensitivity to interest rate movements and consequently any change in interest rates would not have a material impact on profit or shareholders’ equity. The Group’s asset management operations do not hold significant investments in property or equities.

(b)	Other operations

The Group holds certain derivatives that are used to manage foreign currency movements and macroeconomic exposures. The fair value of these derivatives is sensitive to the combined effect of movements in exchange rates, interest rates and inflation rates. The possible permutations cover a wide range of scenarios. For indicative purposes, a reasonably possible range of fair value movements could be plus or minus £150 million.

C8	Tax assets and liabilities

C8.1	Deferred tax

The statement of financial position contains the following deferred tax assets and liabilities in relation to:

	Deferred tax assets		Deferred tax liabilities
	2014 £m	2013 £m	2014 £m	2013 £m
Unrealised losses or gains on investments	83	315	(1,697)	(1,450)
Balances relating to investment and insurance contracts	4	8	(499)	(451)
Short-term temporary differences	2,607	2,050	(2,065)	(1,861)
Capital allowances	9	10	(30)	(16)
Unused deferred tax losses	62	29	-	-
Total	2,765	2,412	(4,291)	(3,778)

The deferred tax asset at 31 December 2014 and 2013 arises in the following parts of the Group:

	2014 £m	2013 £m
Asia insurance operations	84	55
US insurance operations	2,343	2,042
UK insurance operations
SAIF	-	1
PAC with-profits fund (including non-profit annuity business)	71	82
Other	61	59
Other operations	206	173
Total	2,765	2,412

Deferred tax assets are recognised to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted.

The table that follows provides a breakdown of the recognised deferred tax assets set out in the table above for both the short-term temporary differences and unused tax losses split by business unit. The table also shows the period of estimated recoverability for each respective business unit. For these and each category of deferred tax asset recognised their recoverability against forecast taxable profits is not significantly impacted by any current proposed changes to future accounting standards.

	Short-term temporary differences		Unused tax losses
	2014 £m	Expected period of recoverability	2014 £m	Expected period of recoverability
Asia insurance operations	30	1 to 3 years	47	3 to 5 years
US insurance operations	2,268	With run-off of in-force book	-	-
UK insurance operations	129	1 to 10 years	-	1 to 3 years
Other operations	180	1 to 10 years	15	1 to 3 years
Total	2,607		62

The taxation regimes applicable across the Group often apply separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a trading or capital nature may affect the recognition of deferred tax assets. Accordingly, for the 2014 full year results and financial position at 31 December 2014 the possible tax benefit of approximately £110 million (2013: £127 million), which may arise from capital losses valued at approximately £0.5 billion (2013: £0.6 billion), is sufficiently uncertain that it has not been recognised. In addition, a potential deferred tax asset of £47 million (2013: £61 million), which may arise from trading tax losses and other potential temporary differences totalling £0.2 billion (2013: £0.4 billion) is sufficiently uncertain that it has not been recognised. Of these, losses of £32 million will expire within the next seven years. Of the remaining losses £1 million will expire within 20 years and the rest have no expiry date.

Under IAS 12, ‘Income Taxes’, deferred tax is measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled, based on the tax rates (and laws) that have been enacted or are substantively enacted at the end of the reporting period.

C8.2    Current tax

Of the £117 million (2013: £244 million) current tax recoverable, the majority is expected to be recovered in one year or less.

The current tax liability increased to £617 million (2013: £395 million) reflecting the increase in shareholder profits.

C9    Defined benefit pension schemes

(a)	Background and summary economic and IAS 19 financial positions

The Group’s businesses operate a number of pension schemes. The specific features of these plans vary in accordance with the regulations of the country in which the employees are located, although they are, in general, funded by the Group and based either on a cash balance formula or on years of service and salary earned in the last year or years of employment. The largest defined benefit scheme is the principal UK scheme, namely the Prudential Staff Pension Scheme (PSPS). PSPS accounts for 84 per cent (2013: 84 per cent) of the underlying scheme liabilities of the Group’s defined benefit schemes.

The Group also operates two smaller UK defined benefit schemes in respect of Scottish Amicable (SASPS) and M&G (M&GGPS). In addition, there are two small defined benefit schemes in Taiwan which have negligible deficits.

Under the IAS 19 ‘Employee Benefits’ valuation basis, the Group applies the principles of IFRIC 14, ‘IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’, whereby a surplus is only recognised to the extent that the Company is able to access the surplus either through an unconditional right of refund to the surplus or through reduced future contributions relating to ongoing service, which have been substantively enacted or contractually agreed. Further, the IFRS financial position recorded, reflects the higher of any underlying IAS 19 deficit and any obligation for committed deficit funding where applicable.

The Group asset/liability in respect of defined benefit pension schemes is as follows:

	2014 £m					2013 £m
				Other					Other
	PSPS	SASPS	M&GGPS	schemes	Total	PSPS	SASPS	M&GGPS	schemes	Total
	note (i)	note (ii)				note (i)	note (ii)
Underlying economic surplus (deficit)	840	(144)	60	(1)	755	726	(115)	36	(1)	646
Less: unrecognised surplus note (i)	(710)	-	-	-	(710)	(602)	-	-	-	(602)
Economic surplus (deficit) (including investment in Prudential insurance policies)	130	(144)	60	(1)	45	124	(115)	36	(1)	44
Attributable to:
PAC with-profits fund	91	(72)	-	-	19	87	(58)	-	-	29
Shareholder-backed operations	39	(72)	60	(1)	26	37	(57)	36	(1)	15
Consolidation adjustment against policyholder liabilities for investment in Prudential insurance policiesnote (iii)	-	-	(132)	-	(132)	-	-	(114)	-	(114)
IAS 19 pension asset (liability) on the Group statement of financial positionnote (iv)	130	(144)	(72)	(1)	(87)	124	(115)	(78)	(1)	(70)

Notes

(i)	For PSPS, the Group does not have an unconditional right of refund to any surplus of the scheme. The PSPS pension asset represents the present value of the economic benefit (impact) of the Company from the difference between future ongoing contributions to the scheme and estimated accrued cost of service. No deficit or other funding is required for PSPS. Deficit funding, where applicable, is apportioned in the ratio of 70/30 between the PAC with-profits fund and shareholder-backed operations following detailed considerations in 2005 of the sourcing of previous contributions. Employer contributions for ongoing service of current employees are apportioned in the ratio relevant to current activity.
(ii)	The deficit of SASPS has been allocated approximately 50 per cent to the PAC with-profits fund and 50 per cent to the shareholders’ fund.
(iii)	The underlying position on an economic basis reflects the assets (including investments in Prudential insurance policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes.
(iv)	At 31 December 2014, the PSPS pension asset of £130 million (2013: £124 million) and the other schemes’ pension liabilities of £217 million (2013: £194 million) are included within ‘Other debtors’ and ‘Provisions’ respectively on the consolidated statement of financial position.

All of the schemes are required to carry out a full actuarial valuations every three years in order to assess the appropriate level of funding for schemes in relation to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds.

The last completed actuarial valuation of the PSPS was as at 5 April 2011 by C.G. Singer of Towers Watson Limited. This valuation demonstrated the scheme to be 111 per cent funded by reference to the Scheme Solvency Target that forms the basis of the scheme’s funding objective. Based on this valuation, as agreed with the Trustees, future ongoing contributions for active members were reduced to the minimum level of contributions required under the scheme rules from July 2012 being approximately £6 million per annum excluding expenses. No deficit or other funding is required.

The market value of PSPS scheme assets as at the 5 April 2011 valuation was £5,255 million. The actuarial assumptions used in determining benefit obligations and the net periodic benefit costs for the purposes of the PSPS 2011 valuation were as follows.

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

Allowance for future improvements to post retirement mortality

For males (females) 100% (75%) of Medium Cohort subject to a minimum rate of improvement of 2.00% (1.25%) up to the age of 90, decreasing linearly to zero by age of 120 with a long-term rate of 1.75% pa (1.5% pa) but adjusted as follows:

•	Period improvements are blended between ages 60 to 80 to the long-term improvement rate over a 15 year period (compared with a 20 year period in the core CMI model); and
•	Cohort improvements are assumed to dissipate over a 30 year period, or by age 90 if earlier (compared with a 40 year period, or by age 100 if earlier, in the core CMI model).

The next triennial valuation for the PSPS as at 5 April 2014 is currently in progress.

The last completed actuarial valuation of the SASPS was as at 31 March 2011 by Jonathan Seed of Xafinity Consulting and demonstrated the scheme to be 85 per cent funded. Based on this valuation, it was agreed with the Trustees to pay £13.1 million per annum until 31 December 2018. The deficit will be reviewed every three years at subsequent valuations. The next triennial valuation for SASPS as at 31 March 2014 is currently in progress.

In respect of the M&GGPS, deficit funding amounts designed to eliminate the actuarial deficit over a three year period are being made of £18.6 million per annum for the first two years beginning 1 January 2013; and £9.3 million for the year beginning 1 January 2015.

Risks to which the defined benefit schemes expose the Group

Responsibility of making good of any deficit that may arise in the schemes lies with the employers of the schemes, which are subsidiaries of the Group. Accordingly, the pension schemes expose the Group to a number of risks and the most significant of which are detailed below:

•	Interest rate and investment risk – this risk arises because the schemes are not invested wholly in assets that most closely match the expected future cashflows. Therefore, falling equity markets and bond yields may lead to higher deficits in the schemes. Details of the investment portfolio of the schemes are provided in section (c);
•	Inflation risk – the majority of the benefit obligations of all three schemes are linked to inflation, and higher inflation will lead to higher liabilities; and
•	Mortality risk – increases in life expectancy of the members would mean that benefits are paid for longer and will result in an increase in the scheme’s liabilities.

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

The investment policies and strategies for the other two UK defined benefit schemes, (the SASPS and M&GGPS, which are both final salary schemes), follow similar principles, but have different target allocations reflecting the particular requirements of the schemes. All of the three UK schemes are closed to new entrants.

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

The PSPS scheme has entered into a derivatives based strategy to match the duration and inflation profile of its liabilities. This involved a reallocation from other investments to other assets with an interest and inflation swap overlay. In broad terms, the scheme is committed to making a series of payments related to LIBOR on a nominal amount and in return the scheme receives a series of fixed and inflation-linked payments which match a proportion of its liabilities. As at 31 December 2014, the nominal value of the interest and inflation-linked swaps amounted to £0.8 billion (2013: £0.8 billion) and negative £3.0 billion (2013: £2.7 billion) respectively.

The SASPS and M&GGPS use very limited or no derivatives to hedge their risks. The risks arising from these schemes are managed through well diversified investments with a portion of the scheme assets invested in inflation-indexed bonds to provide a partial hedge against inflation. The M&G pension scheme also invests in leveraged gilts as part of its asset liability management.

(b)	Assumptions

The actuarial assumptions used in determining benefit obligations and the net periodic benefit costs for the years ended 31 December were as follows:

	2014%	2013%	2012%
Discount rate*	3.5	4.4	4.4
Rate of increase in salaries	3.0	3.3	2.7
Rate of inflation**
Retail prices index (RPI)	3.0	3.3	2.7
Consumer prices index (CPI)	2.0	2.3	2
Rate of increase of pensions in payment for inflation:
PSPS:
Guaranteed (maximum 5%)	2.5	2.5	2.5
Guaranteed (maximum 2.5%)	2.5	2.5	2.5
Discretionary	2.5	2.5	2.5
Other schemes	3.0	3.3	2.7
*	The discount rate has been determined by reference to an ‘AA’ corporate bond index, adjusted where applicable, to allow for the difference in duration between the index and the pension liabilities.
**	The rate of inflation reflects the long-term assumption for the UK RPI or CPI depending on the tranche of the schemes.

The calculations are based on current actuarially calculated mortality estimates with a specific allowance made for future improvements in mortality. The specific allowance made is in line with a custom calibration and has been updated in 2014 to reflect the 2012 mortality model from the Continuous Mortality Investigation Bureau of the Institute and Faculty of Actuaries (CMI). The tables used for PSPS immediate annuities in payment at 31 December 2014 were:

Male: 114.0 per cent PNMA00 with improvements in line with a custom calibration of the CMI’s 2012 mortality model, with a long-term mortality improvement rate of 1.75 per cent per annum; and

Female: 108.5 per cent PNFA00 with improvements in line with a custom calibration of the CMI’s 2012 mortality model, with a long-term mortality improvement rate of 1.25 per cent per annum.

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

The assumed life expectancies on retirement at age 60, based on the mortality table used was:

	2014 years		2013 years
	Male	Female	Male	Female
Retiring today	28.1	29.7	27.9	29.5
Retiring in 20 years’ time	30.6	32.7	31.5	32.8

The mean term of the current PSPS liabilities is around 17 years.

The most recent full valuations have been updated to 31 December 2014, applying the principles prescribed by IAS 19.

(c)	Estimated pension scheme surpluses and deficits

This section illustrates the financial position of the Group’s defined benefit pension schemes on an economic basis and the IAS 19 basis.

The underlying pension position on an economic basis reflects the assets (including investments in Prudential policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes. The IAS 19 basis excludes the investments in Prudential policies. At 31 December 2014, the investments in Prudential insurance policies comprise £131 million (2013: £143 million) for PSPS and £132 million (2013: £114 million) for the M&GGPS. In principle, on consolidation the investments are eliminated against policyholder liabilities of UK insurance operations, so that the formal IAS 19 position for the scheme in isolation excludes these items. This treatment applies to the M&GGPS investments. However, as a substantial portion of the Company’s interest in the underlying surplus of PSPS is not recognised, the adjustment is not necessary for the PSPS investments.

Movements on the pension scheme deficit determined on the economic basis are as follows, with the effect of the application of IFRIC 14 being shown separately:

	2014 £m
		(Charge) credit to income statement or other comprehensive income
	Surplus (deficit) in schemes at 1 Jan 2014	Operating results (based on longer-term investment returns)	Actuarial and other gains and losses	Contributions paid	Surplus (deficit) in schemes at 31 Dec 2014
All schemes
Underlying position (without the effect of IFRIC 14)
Surplus (deficit)	646	(8)	62	55	755
Less: amount attributable to PAC with-profits fund	(457)	(4)	(49)	(15)	(525)
Shareholders’ share:
Gross of tax surplus (deficit)	189	(12)	13	40	230
Related tax	(38)	2	(2)	(8)	(46)
Net of shareholders’ tax	151	(10)	11	32	184
Application of IFRIC 14 for the derecognition of PSPS surplus
Derecognition of surplus	(602)	(26)	(82)	-	(710)
Less: amount attributable to PAC with-profits fund	428	18	60	-	506
Shareholders’ share:
Gross of tax surplus (deficit)	(174)	(8)	(22)	-	(204)
Related tax	35	2	4	-	41
Net of shareholders’ tax	(139)	(6)	(18)	-	(163)
With the effect of IFRIC 14
Surplus (deficit)	44	(34)	(20)	55	45
Less: amount attributable to PAC with-profits fund	(29)	14	11	(15)	(19)
Shareholders’ share:
Gross of tax surplus (deficit)	15	(20)	(9)	40	26
Related tax	(3)	4	2	(8)	(5)
Net of shareholders’ tax	12	(16)	(7)	32	21

Underlying investments of the schemes

On the ‘economic basis’, after including the underlying assets represented by the investments in Prudential insurance policies as scheme assets, the plans’ assets at 31 December comprise the following investments:

	2014				2013
	PSPS £m	Other schemes £m	Total £m	%	PSPS £m	Other schemes £m	Total £m	%
Equities
UK	126	86	212	2	133	76	209	3
Overseas	143	317	460	6	12	317	329	5
Bonds*:
Government	5,078	440	5,518	68	4,288	311	4,599	66
Corporate	931	117	1,048	13	715	107	822	12
Asset-backed securities	197	26	223	3	45	17	62	1
Derivatives	159	(13)	146	2	91	6	97	1
Properties	93	57	150	2	71	44	115	2
Other assets	270	40	310	4	687	24	711	10
Total value of assets	6,997	1,070	8,067	100	6,042	902	6,944	100
*	94 per cent of the bonds are investment graded (2013: 97 per cent).

The movements in the IAS 19 pension schemes’ surplus and deficit between scheme assets and liabilities as consolidated in the financial statements were:

Attributable to policyholders and shareholders

	Plan assets	Present value of benefit obligations	Net surplus (deficit) (without the effect of IFRIC 14)	Effect of IFRIC 14 for derecognition of PSPS surplus	Economic basis net surplus (deficit)	Other adjustments including for investments in Prudential insurance policies	IAS 19 basis net deficit
2014 £m	note (i)	note (i),(ii)				note (iii)	note (i)
Net deficit, beginning of year	6,944	(6,298)	646	(602)	44	(114)	(70)
Current service cost	-	(30)	(30)	-	(30)	-	(30)
Past service cost	-	(4)	(4)	-	(4)	-	(4)
Net interest on net defined benefit liability (asset)	301	(272)	29	(26)	3	(5)	(2)
Administration expenses	(6)	-	(6)	-	(6)	-	(6)
Benefit payments	(266)	266	-	-	-	-	-
Employers’ contributionsnote (iv)	55	-	55	-	55	-	55
Employees’ contributions	2	(2)	-	-	-	-	-
Actuarial and other gains and lossesnote (v)	1,037	(975)	62	(82)	(20)	(4)	(24)
Settlements or curtailments	-	3	3	-	3	-	3
Transfer out of investment in Prudential insurance policies	-	-	-	-	-	(9)	(9)
Net surplus (deficit), end of year	8,067	(7,312)	755	(710)	45	(132)	(87)

2013 £m
Net deficit, beginning of year	7,197	(6,059)	1,138	(1,010)	128	(169)	(41)
Current service cost		(27)	(27)		(27)		(27)
Net interest on net defined benefit liability (asset)	313	(267)	46	(39)	7	(8)	(1)
Administration expenses paid out of plan assets	(4)		(4)		(4)		(4)
Benefit payments	(254)	254	-		-		-
Employers’ contributionsnote (iv)	56		56	-	56		56
Employees’ contributions	2	(2)	-	-	-		-
Actuarial and other gains and lossesnote (v)	(366)	(197)	(563)	447	(116)	1	(115)
Transfer out of investment in Prudential insurance policies						62	62
Net surplus (deficit), end of year	6,944	(6,298)	646	(602)	44	(114)	(70)

2012 £m
Net deficit, beginning of year	7,164	(5,620)	1,544	(1,607)	(63)	(165)	(228)
Current service cost		(29)	(29)		(29)		(29)
Past service costnote (vi)		(106)	(106)		(106)		(106)
Net interest on net defined benefit liability (asset)	333	(264)	69	(70)	(1)	(8)	(9)
Administration expenses paid out of plan assets	(3)		(3)		(3)		(3)
Benefit payments	(239)	239	-		-		-
Employers’ contributionsnote (iv)	71		71	-	71		71
Employees’ contributions	2	(2)	-	-	-		-
Actuarial and other gains and lossesnote (v)	(131)	(277)	(408)	667	259	(20)	239
Transfer out of investment in Prudential insurance policies and other adjustments						24	24
Net surplus (deficit), end of year	7,197	(6,059)	1,138	(1,010)	128	(169)	(41)

Notes

(i)	The IAS 19 basis pensions deficit can be summarised as follows:

	2014 £m			2013 £m
	Quoted prices in an active market	Other	Total	Quoted prices in an active market	Other	Total
Plan assets
Equities:
UK	37	3	40	24	2	26
Overseas	439	16	455	305	14	319
Bonds:
Government	5,465	-	5,465	4,564	-	4,564
Corporate	959	26	985	781	12	793
Asset-backed securities	223	-	223	62	-	62
Derivatives	146	-	146	97	-	97
Properties	-	150	150	-	115	115
Other assets	306	34	340	527	184	711
Fair value of plan assets, end of year*	7,575	229	7,804	6,360	327	6,687
Present value of benefit obligation			(7,312)			(6,298)
			492			389
Effect of the application of IFRIC 14 for pension schemes:
Derecognition of PSPS’ surplus			(710)			(602)
Consolidation adjustment in respect of investment of PSPS in Prudential policies			131			143
Deficit recognised in the statement of financial position			(87)			(70)
*	The IAS 19 basis plan assets at 31 December 2014 of £7,804 million (2013: £6,687 million) is different from the economic basis plan assets of £8,067 million (2013: £6,944 million) as shown above due to the exclusion of investment in Prudential insurance policies, which are eliminated on consolidation of £263 million (2013: £257 million) comprising £131 million for PSPS (2013: £143 million) and £132 million for the M&G scheme (2013: £114 million).

None of the scheme assets included shares in Prudential plc or property occupied by the Prudential Group.

(ii)	Maturity profile of the benefit obligations

The weighted average duration of the benefit obligations of the schemes is 18.4 years (2013: 18.2 years).

The following table provides an expected maturity analysis of the benefit obligations as at 31 December:

	All schemes £m
	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	Total
2014	237	1,012	1,538	1,704	1,736	9,256	15,483
2013	223	972	1,459	1,672	1,747	10,198	16,271

(iii)	The adjustments for investments in Prudential insurance policies are consolidation adjustments for intragroup assets and liabilities with no impact to operating results.

(iv)	Total employer contributions expected to be paid into the Group defined benefit schemes for the year ending 31 December 2015 amounts to £45 million (2014: £56 million).These amounts are subject to reassessment when the 2014 triennial valuations are finalised.

(v)	The actuarial and other gains and losses attributable to policyholders and shareholders as shown in the table above are analysed as follows:

	2014 £m	2013 £m	2012 £m
Actuarial and other gains and losses
Return on the scheme assets less amount included in interest income	1,037	(366)	(131)
(Losses) Gains on changes in demographic assumptions	(9)	(22)	14
Losses on changes in financial assumptions	(939)	(174)	(287)
Experience losses on scheme liabilities	(27)	(1)	(4)
	62	(563)	(408)
Effect of derecognition of PSPS surplus	(82)	447	667
Consolidation adjustment for investments in Prudential insurance policies and other adjustments	(4)	1	(20)
	(24)	(115)	239

(vi)	During the first half of 2012, an exceptional discretionary increase to pensions in payment of PSPS was awarded which resulted in a past service cost of £106 million on the underlying surplus.

(d)	Sensitivity of the pension scheme liabilities to key variables

The total underlying Group pension scheme liabilities of £7,312 million (2013: £6,298 million; 2012: £6,059 million) comprise £6,157 million (2013: £5,316 million; 2012: £5,226 million) for PSPS and £1,155 million (2013: £982 million; 2012: £833 million) for the other schemes. The table below shows the sensitivity of the underlying PSPS and the other scheme liabilities at 31 December 2014 and 2013 to changes in discount rate, inflation rates and mortality rates. The sensitivity information below is based on the core scheme liabilities and assumptions at the balance sheet date. The sensitivity is calculated based on a change in one assumption with all other assumptions being held constant. As such, interdependencies between the assumptions are excluded.

The sensitivity of the underlying pension scheme liabilities as shown above does not directly equate to the impact on the profit or loss attributable to shareholders or shareholders’ equity due to the effect of the application of IFRIC 14 on PSPS and the allocation of a share of the interest in financial position of the PSPS and Scottish Amicable schemes to the PAC with-profits fund as described above.

	Assumption applied		Sensitivity change in assumption	Impact of sensitivity on scheme liabilities on IAS 19 basis
	2014	2013			2014	2013
Discount rate	3.5%	4.4%	Decrease by 0.2%	Increase in scheme liabilities
				by:
				PSPS	3.4%	3.3%
				Other schemes	5.2%	5.1%
Discount rate	3.5%	4.4%	Increase by 0.2%	Decrease in scheme liabilities
				by:
				PSPS	3.2%	3.1%
				Other schemes	4.9%	4.7%
Rate of inflation	3.0%	RPI: 3.3%	RPI: Decrease by 0.2%	Decrease in scheme liabilities
				by:
	2.0%	CPI: 2.3%	CPI: Decrease by 0.2%	PSPS	0.6%	0.7%
			with consequent reduction in salary increases	Other schemes	4.2%	4.6%
Mortality rate			Increase life expectancy	Increase in scheme liabilities
			by 1 year	by:
				PSPS	3.3%	2.7%
				Other schemes	3.0%	2.7%

C10	Share capital, share premium and own shares

	2014			2013
	Number of ordinary shares	Share capital	Share premium	Number of ordinary shares	Share capital	Share premium
		£m	£m		£m	£m
Issued shares of 5p each fully paid:
At 1 January	2,560,381,736	128	1,895	2,557,242,352	128	1,889
Shares issued under share-based schemes	7,398,214	-	13	3,139,384	-	6
At 31 December	2,567,779,950	128	1,908	2,560,381,736	128	1,895

Amounts recorded in share capital represent the nominal value of the shares issued. The difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of shares issued is credited to the share premium account.

At 31 December 2014, there were options outstanding under Save As You Earn schemes to subscribe for shares as follows:

	Number of shares to subscribe for	Share price range		Exercisable by year
		from	to
31 December 2014	8,624,491	288p	1,155p	2020
31 December 2013	10,233,986	288p	901p	2019

Transactions by Prudential plc and its subsidiaries in Prudential plc shares

The Group buys and sells Prudential plc (‘own shares’) either in relation to its employee share schemes or via transactions undertaken by authorised investment funds that the Group is deemed to control. The cost of own shares of £195 million as at 31 December 2014 (2013: £141 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans. At 31 December 2014, 10.3 million (2013: 7.1 million) Prudential plc shares with a market value of £153.1 million (2013: £94.5 million) were held in such trusts all of which are for employee incentive plans. The maximum number of shares held during 2014 was 10.3 million which was in December 2014.

The Company purchased the following number of shares in respect of employee incentive plans. The shares purchased each month are as follows:

		2014 Share Price				2013 Share Price
	Number of shares	Low	High	Cost	Number of shares	Low	High	Cost
		£	£	£		£	£	£
January	13,740	13.56	13.56	186,314	11,864	9.15	9.15	108,496
February	16,841	12.77	12.77	215,060	10,900	9.25	9.25	100,868
March	4,623,303	12.82	13.59	60,161,823	11,342	10.15	10.15	115,121
April	149,199	13.12	13.48	2,006,955	894,567	10.30	10.86	9,692,613
May	1,361,688	13.90	14.13	19,184,679	54,781	11.56	11.72	643,608
June	11,290	13.80	13.80	155,802	15,950	10.89	11.11	176,139
July	10,745	13.83	13.83	148,550	11,385	11.20	11.20	135,132
August	11,321	13.22	13.22	149,607	924,499	11.48	11.94	10,955,609
September	355,268	14.18	14.41	5,074,731	10,960	11.38	11.38	124,725
October	51,199	13.75	13.84	704,601	103,999	11.54	11.69	1,201,870
November	51,314	14.36	14.47	737,173	12,108	12.52	12.65	151,773
December	1,223,290	14.41	15.47	17,983,248	2,362,435	12.63	12.93	30,377,986
Total	7,879,198			106,708,543	4,424,790			53,783,940

The Group has consolidated a number of authorised investment funds where it is deemed to control these funds under IFRS. Some of these funds hold shares in Prudential plc. The total number of shares held by these funds at 31 December 2014 was 7.5 million (2013: 7.1 million) and the cost of acquiring these shares of £67 million (2013: £60 million) is included in the cost of own shares. The market value of these shares as at 31 December 2014 was £112 million (2013: £95 million). During 2014, these funds made net additions of 405,940 Prudential shares (2013: net additions of 2,629,816) for a net increase of £7 million to book cost (2013: net increase of £33 million).

All share transactions were made on an exchange other than the Stock Exchange of Hong Kong.

Other than set out above the Group did not purchase, sell or redeem any Prudential plc listed securities during 2014 or 2013.

C11	Capital position statement

This statement sets out the estimated capital position of the Group’s subsidiaries, by life assurance and asset management operations by reference to the local regulations as at 31 December 2014.

C11.1	Life assurance business

(a)	Summary statement

The Group’s estimated capital position for its life assurance subsidiaries with reconciliations to shareholders’ equity is shown below. In addition the statement provides an analysis of available capital for Group’s life assurance operations, determined by reference to the local regulations, to meet risks and regulatory requirements.

			2014 £m					2013 £m
	SAIF	WPSF	Total PAC with -profits fund	Other UK life assurance subsidi -aries and funds	Jackson	Asia life assurance subsidi -aries	Total life assurance opera- tions	Total life assurance opera- tions
		note (i)		note (ii)		note (i)	note (b)
Group shareholders’ equity
Held outside long-term funds:
Net assets	-	-	-	1,347	4,067	3,315	8,729	6,922
Goodwill	-	-	-	-	-	233	233	231
Total	-	-	-	1,347	4,067	3,548	8,962	7,153
Held in long-term fundsnote (iii)	-	-	-	2,438	-	-	2,438	2,064
Total Group shareholders’ equity	-	-	-	3,785	4,067	3,548	11,400	9,217

Adjustments to regulatory basis
Unallocated surplus of with-profits funds	-	10,348	10,348	-	-	2,102	12,450	12,061
Shareholders’ share of realistic liabilitiesnote (i)	-	(2,503)	(2,503)	-	-	-	(2,503)	(3,112)
Deferred acquisition costs, distribution rights and goodwill of non-participating business not recognised for regulatory reporting	-	(3)	(3)	(83)	(5,177)	(1,187)	(6,450)	(5,300)
Jackson surplus notesnote (iv)	-				160		160	151
Investment and policyholder liabilities valuation differences between IFRS and regulatory basis for Jacksonnote (vii)	-	-	-	-	3,710	-	3,710	2,610
Pension liability difference between IAS 19 and regulatory basis	-	(47)	(47)	-	-	-	(47)	(55)
Valuation difference on non-profit annuity liabilities within WPSF between IFRS basis and regulatory basis	-	(251)	(251)	-	-	-	(251)	(241)
Other adjustmentsnote (v)	-	(344)	(344)	(405)	381	360	(8)	82
Total adjustments	-	7,200	7,200	(488)	(926)	1,275	7,061	6,196
Total available capital resources of life assurance businesses on local regulatory bases	-	7,200	7,200	3,297	3,141	4,823	18,461	15,413

Policyholder liabilities
UK regulated with-profits funds:note (i)
Insurance contracts	5,872	31,163	37,035	-	-	-	37,035	41,456
Investment contracts with discretionary participation features	382	38,677	39,059	-	-	-	39,059	35,453
Total	6,254	69,840	76,094	-	-	-	76,094	76,909
Other liabilities:
Insurance contracts:
With-profits liabilities of non-UK regulated fundsnote (i)	-	-	-	-	-	16,292	16,292	6,744
Unit-linked, including variable annuity	-	2,218	2,218	6,004	81,741	13,696	103,659	83,758
Other life assurance business	436	10,306	10,742	31,656	42,335	8,319	93,052	86,366
Investment contracts with discretionary participation features note (i)	-	-	-	-	-	180	180	-
Investment contracts without discretionary participation features note (vi)	-	25	25	17,349	2,670	218	20,262	20,176
Total	436	12,549	12,985	55,009	126,746	38,705	233,445	197,044
Total policyholder liabilities shown in the consolidated statement of financial position	6,690	82,389	89,079	55,009	126,746	38,705	309,539	273,953

Notes

(i)

Up until 31 December 2013, the PAC WPSF unallocated surplus included amounts related to the Hong Kong branch, while the related policyholder liabilities are included in the Asia life assurance subsidiaries but classified as being part of the UK regulated with-profit funds. Following the completion of the process of domestication of the Hong Kong branch (see note D2 for further information ) on 1 January 2014, the unallocated surplus of the Hong Kong with-profits business is reported within the Asia insurance operations segment from this date. In addition the related policyholder liabilities are classified as being part of the non-UK regulated funds. The shareholders’ share of realistic liabilities adjustment to the regulatory basis is only applicable to the UK regulated with-profits fund.
(ii)	Excluding PAC shareholders’ equity that is included in ‘parent company and shareholders’ equity of other subsidiaries and funds’. (See note (b) below).
(iii)	The term shareholders’ equity held in long-term funds refers to the excess of assets over liabilities attributable to shareholders of funds which are required by law to be maintained ring-fenced with segregated assets and liabilities.
(iv)	For regulatory purposes the Jackson surplus notes are accounted for as capital.
(v)	Other adjustments to shareholders’ equity and unallocated surplus include amounts for the value of non-participating business for UK regulated with-profits funds, deferred tax, admissibility and other items measured differently on the regulatory basis. For Jackson the principal reconciling item is deferred tax related to the differences between IFRS and regulatory basis as shown in the table above and other methodology differences.
(vi)	Principally includes unit-linked and similar contracts in the UK and GIC liabilities of Jackson.
(vii)	The investment and policyholder liabilities valuation difference between IFRS and regulatory bases for Jackson is mainly due to not all investments being carried at fair value under the regulatory basis and also due to the valuation difference on annuity reserves.

(b)	Reconciliation to the Group total shareholders’ equity

The table below reconciles shareholders’ equity held in life assurance operations as shown in the table in note (a) to the Group total shareholders’ equity as at 31 December 2014:

	2014 £m
	Total life assurance opera- tions	M &G (including Prudential Capital)	Parent company and shareholders’ equity of other subsidi- aries and funds	Group total
			note (i)
Group shareholders’ equity
Held outside long-term funds:
Net assets	8,729	493	(1,312)	7,910
Goodwill	233	1,153	77	1,463
Total	8,962	1,646	(1,235)	9,373
Held in long-term funds	2,438	-	-	2,438
Total Group shareholders’ equity	11,400	1,646	(1,235)	11,811

Note

(i)	Including PAC shareholders’ equity. The £(1,235) million includes the core structural borrowings and the elimination of the investment in subsidiaries at the parent company.

(c)	Movement in total available capital on local regulatory bases

Total available capital for the Group’s life assurance operations has changed as follows:

	£m
	WPSF	Other UK life assurance subsid -iaries and funds	Jackson	Asia life assurance subsid -iaries	Group total
	note (i)	note (iii)	note (ii)	note (iv)
Available capital at 31 December 2013	8,000	2,708	2,903	1,802	15,413
Changes in assumptions	(89)	53	-	(60)	(96)
Changes in management policy	(100)	-	-	-	(100)
Other factors (including new business)note (v)	(611)	536	238	3,081	3,244
Available capital at 31 December 2014	7,200	3,297	3,141	4,823	18,461

Notes

(i)	With-profits sub-fund

The decrease in 2014 of £800 million reflects primarily the transfer of the available capital for the Hong Kong with-profits business to Asia life assurance subsidiaries following the completion of the Hong Kong branch domestication on 1 January

2014 and the negative impact of decreasing yields, partially offset by the positive impact of investment returns earned on the opening available capital.
(ii)	Jackson
The increase of £238 million in 2014 reflects an underlying increase of £57 million (applying the 2014 year end exchange rate of US$1.56: £1.00) and £181 million of exchange translation gain.
(iii)	Other UK life assurance subsidiaries and funds
The increase in 2014 of £589 million includes the effect of the transfer of the available capital for the Hong Kong non-participating business to the Asia life assurance subsidiaries. Excluding this effect, the increase principally comprises value movement on assets backing surplus capital due to reduction in interest rates and other investment related profits.
(iv)	Asia life assurance subsidiaries
The increase of £3,021 million in 2014 reflects an underlying increase of £2,991 million (applying the relevant 2014 year end exchange rates) and £30 million of exchange translation gain. The underlying increase of £2,991 million reflects primarily the transfer of the available capital of the Hong Kong business from the UK operations on 1 January 2014 and its increase during the year.
(v)	Other factors comprise the effect of changes in new business, valuation interest rate, investment return, foreign exchange and other factors. In 2014, the net movement of £3,244 million includes the effect of the difference between the regulations in the UK and Hong Kong as applied to the calculation of the amounts of the available capital for the Hong Kong business transferred between the two operations on 1 January 2014.

(d)	Basis of preparation, capital requirements and management

Each of the Group’s long-term business operations is capitalised to a sufficiently strong level for its individual circumstances. Details by the Group’s major operations are shown below.

(i)	Asia insurance operations

The available capital shown above of £4,823 million (2013: £1,802 million) represents the excess of local regulatory basis assets over liabilities before deduction of required capital of £1,514 million (2013: £699 million). The 2014 available capital and required capital for Asia insurance operations include the amounts for the Hong Kong with-profits and non-participating business following its domestication as described further below.

The businesses in Asia are subject to local capital requirements in the jurisdictions in which they operate. The Hong Kong business branch of PAC was transferred to separate subsidiaries established in Hong Kong following the completion of the process of the domestication of the Hong Kong business on 1 January 2014 (see note D2). Prior to 2014, the Hong Kong business branch of PAC and its capital requirements were subsumed within those of the PAC long-term fund. From 2014, the Hong Kong business is solely regulated by the relevant regulators in Hong Kong and its local available capital and capital requirements are shown within the Asia insurance operations in this note. For material Asian operations, the details of the basis of determining regulatory capital and regulatory capital requirements are as follows:

Hong Kong

As mentioned above, the Hong Kong business branch of PAC was domesticated on 1 January 2014 and the resulting companies Prudential Hong Kong Limited (PHKL), for long term business, and Prudential General Insurance Hong Kong Limited (PGHK), for General Insurance business, were established.

For non-participating business, mathematical reserves are generally calculated using a modified net premium approach with no allowance for future discontinuance. The underlying assumptions are based on a best estimate basis with prudent margins for adverse deviations. Cash flows are discounted at a valuation interest rate based on a blend between the risk-adjusted portfolio yield and the reinvestment rate.

For participating business, mathematical reserves are based on the guaranteed benefits only and use a modified net premium approach with no allowance for future discontinuances. Similar to above, the underlying assumptions are based on a best estimate basis with prudent margins for adverse deviations with the valuation interest rate being a blend of the risk-adjusted portfolio yield and the reinvestment rate.

For linked business, the value of units is held together with the non-unit reserves calculated in accordance with the standard actuarial methodology and prevailing regulations.

The capital requirement for solvency margin calculation varies by underlying risk and duration of liabilities but is generally determined as 4 per cent of mathematical reserves plus 0.3 per cent of the capital at risk.

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

Korea

A risk-based capital framework applies in Korea.

Policy reserves for traditional business are determined on a net premium reserve basis using standard mortality and prescribed standard interest rates. For linked business, the value of the units are held together with the non-unit reserves and calculated in accordance with the local regulator’s standard actuarial methodology.

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

For non-participating business, gross premium reserves are determined using best estimate assumptions along with provisions for risk margin for adverse deviations. For linked business the value of units is held together with a non-unit reserve calculated in accordance with standard actuarial methodology.

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

Singapore

A risk-based capital framework applies in Singapore.

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

A registered insurer incorporated in Singapore is required at all times to maintain a minimum level of paid-up ordinary share capital and to ensure that its financial resources are not less than the greater of (i) the total risk requirement arising from the assets and liabilities of the insurer calculated in accordance with the Singapore Insurance Act; or (ii) a minimum amount of 5 million Singapore Dollars. The regulator also has the authority to direct that the insurer satisfy additional capital adequacy requirements in addition to those set forth under the Singapore Insurance Act if it considers such additional requirements appropriate.

Thailand

A risk-based capital framework applies in Thailand.

For non-participating business, the gross premium reserves are determined using best estimate assumptions along with provisions of risk margin for adverse deviations discounted at the risk-free rate.

The risk-free rate is derived from the greater of the current yield curve of Thai government bonds and the weighted-average yield curve of the current and prior seven quarters of Thai government bonds, as with a greater weighting on the current quarter.

Life insurers are required by law to maintain capital funds which are not less than the greater of (i) the sum of capital for all risks and asset as prescribed in the regulation and (ii) a minimum amount of 50 million Thai Baht.

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

The available capital of Jackson shown above of £3,141 million (2013: £2,903 million) reflects US regulatory basis available capital as adjusted to exclude asset valuation reserves. The asset valuation reserve, which is reflected as available capital, is designed to provide for future credit-related losses on debt securities and losses on equity investments. Available capital includes a reduction for the effect of the interest maintenance reserve, which is designed by state regulators to defer recognition of non-credit related realised capital gains and losses and to recognise them ratably in the future.

Jackson’s Risk-Based Capital ratio is significantly in excess of regulatory requirements. At 31 December 2014, Jackson had a permitted practice in effect as granted by the local regulator allowing Jackson to carry certain interest rate swaps at book value, as if statutory hedge accounting were in place, instead of at fair value as would have been otherwise required. Jackson is required to demonstrate the effectiveness of its interest rate swap programme pursuant to the Michigan Insurance Code. The total effect of this permitted practice, net of tax, was to decrease statutory surplus by £356 million at 31 December 2014.

Michigan insurance law specifically allows value of business acquired as an admitted asset as long as certain criteria are met. US NAIC standards limit the admitted amount of goodwill/value of business acquired generally to 10 per cent of capital and surplus. At 31 December 2014, Jackson reported £242 million of statutory basis value of business acquired as a result of the REALIC acquisition, which is fully admissible under Michigan insurance law.

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

Available capital of the with-profits sub-fund and Scottish Amicable Insurance Fund of £7.2 billion (2013: £8.0 billion) represents the excess of assets over liabilities on the PRA realistic basis. Unlike the previously discussed FRS 27 basis, realistic liabilities on the regulatory basis include the shareholders’ share of future bonuses. These amounts are shown before deduction of the risk capital margin which is estimated to be £1.0 billion at 31 December 2014 (2013: £0.9 billion).

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

Other UK life assurance subsidiaries and funds

The available capital of £3,297 million (2013: £2,708 million) reflects the excess of regulatory basis assets over liabilities of the subsidiaries and funds, before deduction of the capital resources requirement of £1,552 million (2013: £1,364 million).

The capital resources requirement for these companies broadly reflects a formula which, for active funds, equates to a percentage of regulatory reserves plus a percentage of death strains. Death strains represent the payments made to policyholders upon death in excess of amounts explicitly allocated to fund the provisions for policyholder’s claims and maturities.

(ii)	Group capital requirements

In addition to the requirements at individual company level, PRA requirements under the IGD apply additional prudential requirements for the Group as a whole. Discussion of the Group’s estimated IGD position at 31 December 2014, together with market risk sensitivity disclosure provided to key management, is provided in the Capital Management section under ‘Group Risk Framework’ within Item 4 ‘Information on the Company’. Following ratification of the Solvency II Omnibus II Directive on 16 April 2014, Solvency II is expected to come into force on 1 January 2016 and will replace the existing IGD capital requirements.

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

For Asia subsidiaries, the amounts retained within the companies are at levels that provide an appropriate level of capital strength in excess of the local regulatory minimum. For ring-fenced with-profits funds, the excess of assets over liabilities is retained with distribution tied to the shareholders’ share of bonuses through declaration of actuarially determined surplus. The businesses in Asia may, in general, remit dividends to the UK, provided the statutory insurance fund meets the local regulatory solvency targets.

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

For example, for businesses that are most sensitive to interest rate changes, such as immediate annuity business, Prudential uses cash flow analysis to create a portfolio of debt securities whose value is expected to change in line with the value of liabilities when interest rates change. This type of analysis helps protect profits from changing interest rates and is used in the UK for annuity business and by Jackson for its fixed interest rate and fixed index annuities and institutional products.

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

C11.2	Asset management operations - Regulatory and other surplus

Certain asset management subsidiaries of the Group are subject to regulatory requirements. The movement in the year of the surplus regulatory capital position of those subsidiaries, combined with the movement in the IFRS basis shareholders’ funds for unregulated asset management operations, is as follows:

	Asset management operations
	2014 £m				2013 £m
	M&G including Prudential Capital	US	Eastspring Investments	Total	Total
Regulatory and other surplus
Beginning of year	309	134	129	572	513
Gains during the year	296	20	80	396	424
Movement in capital requirement	(26)	-	(8)	(34)	(4)
Capital injection	1	-	-	1	8
Distributions made to the parent company	(342)	(5)	(62)	(409)	(365)
Exchange movement	-	8	-	8	(4)
End of year	238	157	139	534	572

C12	Provisions

	2014 £m	2013 £m
Provision in respect of defined benefit pension schemes:C9	217	194
Other provisions (see below)	507	441
Total provisions	724	635

Analysis of other provisions:

	2014 £m				2013 £m
	Legal provisions	Restructuring provisions	Other provisions	Total	Legal provisions	Restructuring provisions	Other provisions	Total
		note (i)	note (ii)			note (i)	note (ii)
At 1 January	14	13	414	441	20	27	339	386
Charged to income statement:
Additional provisions	5	5	357	367	17	2	183	202
Unused amounts released	(3)	(3)	(10)	(16)	(2)	(13)	(10)	(25)
Used during the year	(7)	(4)	(277)	(288)	(21)	(3)	(86)	(110)
Exchange differences	-	-	3	3	-	-	(12)	(12)
Total at 31 December	9	11	487	507	14	13	414	441

Notes

(i)	Restructuring provisions primarily relate to restructuring activities of UK insurance operations. The provisions pertain to property liabilities resulting from the closure of regional sales centres and branches and staff terminations and other transformation costs to enable streamlining of operations.
(ii)	Other provisions comprise staff benefits provisions of £395 million (2013: £332 million), provisions for onerous contracts of £35 million (2013: £41 million) and regulatory and other provisions of £57 million (2013: £41 million). Staff benefits are generally expected to be paid out within the next three years.

C13	Property, plant and equipment

Property, plant and equipment comprise Group occupied properties and tangible assets. A reconciliation of the carrying amount of these items from the beginning of the year to the end of the year is as follows:

	2014 £m			2013 £m
	Group occupied property	Tangible assets	Total	Group occupied property	Tangible assets	Total
At 1 January
Cost	357	1,060	1,417	251	970	1,221
Accumulated depreciation	(50)	(447)	(497)	(39)	(428)	(467)
Net book amount	307	613	920	212	542	754
Year ended 31 December
Opening net book amount	307	613	920	212	542	754
Exchange differences	3	(18)	(15)	(1)	(2)	(3)
Depreciation charge	(9)	(81)	(90)	(12)	(75)	(87)
Additions	31	141	172	96	125	221
Arising on acquisitions of subsidiaries	-	1	1	1	77	78
Disposals and transfers	-	(10)	(10)	11	(54)	(43)
Closing net book amount	332	646	978	307	613	920
At 31 December
Cost	390	1,165	1,555	357	1,060	1,417
Accumulated depreciation	(58)	(519)	(577)	(50)	(447)	(497)
Net book amount	332	646	978	307	613	920

Tangible assets

Of the £646 million of tangible assets, £521 million were held by the Group’s with-profits operations, primarily by the consolidated subsidiaries for venture fund and other investment purposes of the PAC with-profits fund.

Capital expenditure: property, plant and equipment by segment

The capital expenditure of £141 million (2013: £125 million) arose as follows: £82 million in UK, £16 million in US and £20 million in Asia in insurance operations with the remaining balance of £23 million arising from asset management operations and unallocated corporate expenditure (2013: £68 million in UK, £16 million in US, £23 million in Asia and £18 million in other operations).

C14	Investment properties

Investment properties principally relate to the PAC with-profits fund and are carried at fair value. A reconciliation of the carrying amount of investment properties at the beginning and end of the year is set out below:

	2014 £m	2013 £m
At 1 January	11,477	10,554
Additions:
Resulting from acquisitions	669	1,050
Resulting from expenditure capitalised	59	42
Disposals	(370)	(613)
Net gain from fair value adjustments	914	441
Net foreign exchange differences	20	(15)
Transfers (to) from held for sale assets	(5)	18
At 31 December	12,764	11,477

The 2014 income statement includes rental income from investment properties of £729 million (2013: £606 million) and direct operating expenses including repairs and maintenance arising from these properties of £41 million (2013: £46 million).

Investment properties of £5,263 million (2013: £4,426 million) are held under finance leases. A reconciliation between the total of future minimum lease payments at the statement of financial position date, and their present value is shown below.

	2014 £m			2013 £m
	Future minimum payments	Future finance charges	PV of future minimum payments	Future minimum payments	Future finance charges	PV of future minimum payments
Less than 1 year	5	-	5	5	-	5
1 to 5 years	21	(3)	18	19	(3)	16
Over 5 years	936	(830)	106	824	(752)	72
Total	962	(833)	129	848	(755)	93

Contingent rent is that portion of the lease payments that is not fixed in amount but is based on the future value of a factor that changes other than with the passage of time. There was no contingent rent recognised as income or expense in 2014 and 2013.

The Group’s policy is to let investment properties to tenants through operating leases. Minimum future rentals to be received on non-cancellable operating leases of the Group’s freehold investment properties are receivable in the following periods:

	2014 £m	2013 £m
Less than 1 year	314	351
1 to 5 years	1,098	1,204
Over 5 years	2,762	3,294
Total	4,174	4,849

The total minimum future rentals to be received on non-cancellable sub-leases for the Group’s investment properties held under finance leases at 31 December 2014 are £2,600 million (2013: £2,315 million).

D	OTHER NOTES

D1	Corporate transactions

(a)	Sale of PruHealth and PruProtect businesses

On 10 November 2014, the Prudential Assurance Company Limited announced an agreement to sell its 25 per cent equity stake in the PruHealth and PruProtect businesses to Discovery Group Europe Limited (“Discovery”) for £155 million in cash.

The sale was completed on 14 November 2014. This transaction gave rise to a gain on disposal of £86 million. This amount is shown separately in the Group’s supplementary analysis of profit excluded from the Group’s IFRS operating profit based on longer-term investment returns. The net cash inflow arising from this sale, as shown in the consolidated statement of cash flows, of £152 million, comprised the net cash proceeds received.

(b)	Held for sale Japan Life business

On 5 February 2015, the Group announced that it had completed the sale of its closed book life insurance business in Japan, PCA Life Insurance Company Limited to SBI Holdings, Inc. following regulatory approvals. The transaction was announced on 16 July 2013. Of the agreed US$85 million cash consideration, the Group received US$68 million on completion of the transaction, and a further payment of up to US$17 million will be received contingent upon the future performance of the Japan Life business.

The Japan Life business has been classified as held for sale as at 31 December 2014 and 2013 in these consolidated financial statements in accordance with IFRS 5, ‘Non-current assets held for sale and discontinued operations’.

The assets and liabilities of the Japan Life business classified as held for sale on the statement of financial position as at 31 December 2014 are as follows:

	2014 £m	2013 £m
Assets
Investments	898	956
Other assets	45	80
	943	1,036
Adjustment for remeasurement of the carrying value to fair value less costs to sell	(124)	(120)
Assets held for sale	819	916

Liabilities
Policyholder liabilities	717	814
Other liabilities	53	54
Liabilities held for sale	770	868

Net assets	49	48

The remeasurement of the carrying value of the Japan Life business on classification as held for sale resulted in a charge of £(13) million (2013: £(120) million) as shown in the income statement. These amounts, together with the results of the business including short-term value movements on investments are included within “Loss attaching to held for sale Japan Life business” in the supplementary analysis of profit of the Group as shown in note B1.1

(c)	Bancassurance partnership with Standard Chartered Bank

On 12 March 2014 the Group announced that it had entered into an agreement expanding the term and geographic scope of its strategic pan-Asian bancassurance partnership with Standard Chartered Bank. Under the new 15-year agreement, which commenced on 1 July 2014, a wide range of Prudential life insurance products are exclusively distributed through Standard Chartered Bank branches in nine markets – Hong Kong, Singapore, Indonesia, Thailand, Malaysia, the Philippines, Vietnam, India and Taiwan – subject to applicable regulations in each country. In China and South Korea, Standard Chartered Bank distributes Prudential’s life insurance products on a preferred basis. Prudential and Standard Chartered Bank have also agreed to explore additional opportunities to collaborate in due course elsewhere in Asia and in Africa, subject to existing exclusivity arrangements and regulatory restrictions.

As part of this transaction Prudential agreed to pay Standard Chartered Bank an initial fee of US$1.25 billion for distribution rights which is not dependent on future sales volumes. Of this total, US$850 million was settled in the first half of 2014. The remainder will be paid in two equal instalments of US$200 million each in April 2015 and April 2016.

(d)	Acquisition of Thanachart Life Assurance Company Limited and bancassurance partnership agreement with Thanachart Bank

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

The consideration for the transaction was THB 18.981 billion (£412 million), of which THB 17.500 billion (£380 million) was settled in cash on completion in May 2013 with a further payment of THB 0.946 billion (£20 million), for adjustments to reflect the net asset value as at completion date, paid in July 2013. In addition a deferred payment of THB 0.535 billion (£12 million) was paid 12 months after completion. Included in the total consideration of THB 18.981 billion (£412 million) was the cost of the distribution rights associated with the exclusive 15-year bancassurance partnership agreement with Thanachart Bank.

(e)	Dilution of Group’s holdings in PPM South Africa in 2012

On 22 February 2012, M&G completed transactions to (i) exchange bonus share rights for equity holdings with the employees of PPM South Africa and (ii) the sale of a 10 per cent holding in the majority of the business to Thesele

Group, a minority shareholder, for cash. Following these transactions M&G’s majority holding in the business reduced from 75 per cent to 49.99 per cent. Under IFRS requirements, the divestment is accounted for as the disposal of the 75 per cent holding and an acquisition of a 49.99 per cent holding at fair value resulting in a reclassification of PPM South Africa from a subsidiary to an associate. As a consequence of the IFRS application, the transactions gave rise to a gain on dilution of £42 million in 2012. This amount is shown separately and in the Group’s 2012 supplementary analysis of profit excluded from the Group’s IFRS operating profit based on longer-term investment returns. The net cash outflow arising from this change to the Group’s holdings, as shown in the consolidated statement of cash flows, of £23 million, comprised the net effect of cash and cash equivalents no longer consolidated and the cash proceeds received.

D2	Domestication of the Hong Kong branch business

On 1 January 2014, following consultation with policyholders of PAC and regulators and court approval, the Hong Kong branch of PAC was transferred to separate subsidiaries established in Hong Kong. On an IFRS basis, approximately £12.6 billion of assets, £12.3 billion of liabilities (including policyholder liabilities of £10.2 billion and £1.7 billion of unallocated surplus) and £0.3 billion of shareholders’ funds (for the excess assets of the transferred non-participating business) were transferred.

The costs of enabling the domestication in 2014 were £5 million (2013: £35 million). Within the Group’s supplementary analysis of profit, these costs have been presented as a separate category of items excluded from operating profit based on longer-term investment returns as shown in note B1.1.

D3	Contingencies and related obligations

The Group is involved in a number of litigation and regulatory issues. These include civil proceedings involving Jackson, which appear to be substantially similar to other class action litigation brought against many life insurers in the US, alleging misconduct in the sale of insurance products. Whilst the outcome of such litigation and regulatory issues cannot be predicted with certainty, the Company believes that their ultimate outcome will not have a material adverse effect on the Group’s financial condition, results of operations, or cash flows.

Pension mis-selling review

The pensions review by the UK insurance regulator of past sales of personal pension policies required all UK life insurance companies to review their cases of potential mis-selling and record a provision for the estimated costs. The Group met the requirement of the UK insurance regulator to issue offers to all cases by 30 June 2002.

At 31 December 2014 the pension mis-selling provision was £328 million (2013: £286 million).

The pension mis-selling provision is included within the liabilities in respect of investment contracts with discretionary participation features under IFRS 4 and is stochastically determined on a discounted basis. The average discount rate in the movement in the year is 2.0 per cent (2013: 3.4 per cent).

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

Guaranteed annuities

PAC used to sell guaranteed annuity products in the UK and at 31 December 2014 held a provision of £50 million (2013: £36 million) within the main with-profits fund within policyholder liabilities to honour guarantees on these products. The Group’s main exposure to guaranteed annuities in the UK is through SAIF and at 31 December 2014 a provision of £549 million (2013: £328 million) was held in SAIF to honour the guarantees. As SAIF is a separate sub-fund of the PAC long-term business fund, attributable to the policyholders, the movement in this provision has no impact on shareholders.

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

In 1997, the business of Scottish Amicable Life Assurance Society, a mutual society, was transferred to PAC with the creation of a separate sub-fund, SAIF within PAC’s long-term business fund containing all the with-profits business and all other pension business that was transferred. No new business has been or will be written in the sub-fund and it is managed to ensure that all the invested assets are distributed to SAIF policyholders over the lifetime of SAIF policies. With the exception of certain amounts in respect of the unitised with-profits life business, all future earnings arising in SAIF are retained for SAIF policyholders. Any excess (deficiency) of revenue over expense within SAIF during a period is attributable to the policyholders of the fund. Shareholders have no interest in the profits of SAIF but are entitled to the asset management fees paid on this business.

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

Unclaimed Property Provision

Jackson has received regulatory enquiries on an industry-wide matter regarding claims settlement practices and compliance with unclaimed property laws. Concurrently, some regulators and state legislatures have required life insurance companies to take additional steps to identify unreported deceased policy and contract holders. Additionally, numerous states are contracting with independent firms to perform specific unclaimed property audits or targeted market conduct examinations covering claims settlement practices and procedures for escheating unclaimed property. Any regulatory audits, related examination activity and internal reviews may result in additional payments to beneficiaries, escheatment of funds (ie, reversion of funds to the state) deemed abandoned under state laws, administrative penalties and changes in Jackson’s procedures for the identification of unreported claims and handling of escheatable property.

Jackson continually reviews active and recently terminated policies compared to vendors’ databases of known deaths. At 31 December 2014, Jackson has accrued £13 million to cover any such liability.

Guarantees and commitments

Guarantee funds in both the UK and the US provide for payments to be made to policyholders on behalf of insolvent life insurance companies and are financed by payments assessed on solvent insurance companies based on location, volume and types of business. The Group estimated its reserve for future guarantee fund assessments for Jackson, included within other liabilities to be £3 million at 31 December 2014 (2013: £13 million). Similar assessments for the UK businesses were not significant. The directors believe that the reserve is adequate for all anticipated payments for known insolvencies.

At 31 December 2014, Jackson has unfunded commitments of £332 million (2013: £298 million) related to its investments in limited partnerships and £73 million (2013: £132 million) related to commercial mortgage loans. These commitments were entered into in the normal course of business and the directors do not expect a material adverse impact on the operations to arise from them.

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

Completion of the sale of Japan Life business

On the 5 February 2015, the Group announced that it had completed the sale of its closed book life insurance business in Japan, as described further in note D1(b).

Final dividend

The 2014 final dividend approved by the Board of Directors after 31 December 2014 is as described in note B7.

D5	Subsidiary undertakings

(a)	Principal subsidiaries

The principal subsidiary undertakings (those undertakings whose results or financial position, in the opinion of the directors, principally affected the Group’s results or financial position) of the Group at 31 December 2014 were:

	Main activity	Country of incorporation
The Prudential Assurance Company Limited	Insurance	England and Wales
Prudential Retirement Income Limited (PRIL)*	Insurance	Scotland
M&G Investment Management Limited*	Asset management	England and Wales
Jackson National Life Insurance Company*	Insurance	US
Prudential Assurance Company Singapore (Pte) Limited*	Insurance	Singapore
PT Prudential Life Assurance*	Insurance	Indonesia
Prudential Hong Kong Limited*	Insurance	Hong Kong
*	Owned by a subsidiary undertaking of the Company.

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

Under UK company law, UK companies can only declare dividends if they have sufficient distributable reserves. Further, UK insurance companies are required to maintain solvency margins in accordance with the rules of the Prudential Regulation Authority. The Group UK asset management company, M&G Investment Management Ltd is also required to maintain capital in accordance with regulatory requirements before making any distribution to the parent company.

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

The Group capital position statement for life assurance businesses is set out in note C11.1, showing the available capital reflecting the excess of regulatory basis over liabilities for each fund or group of companies determined by reference to the local regulation of the subsidiaries. In addition, disclosure is also provided in note C11.1 of the local capital requirement of the principal funds and companies.

D6	Investments in joint ventures and associates

Joint ventures represent arrangements where the controlling parties through contractual or other agreement have the rights to the net assets of the arrangements. The Group has shareholder-backed joint venture insurance and asset management businesses in China with CITIC Group, and in India with ICICI Bank. In addition, there is an asset management joint venture in Hong Kong with Bank of China International Holdings Limited (BOCI) and Takaful general and life insurance joint venture in Malaysia.

The Group has various joint ventures relating to property investments held by the PAC with-profits fund. The results of these joint ventures are reflected in the movement in the unallocated surplus of the PAC with-profits funds and therefore do not effect shareholders’ results.

As a consequence of adoption of IFRS 11 ‘Joint Arrangements’ from 1 January 2013, the Group’s joint ventures are accounted for by using the equity method. For these operations the net of tax results are included in the Group’s profit before tax.

The investments in these joint ventures have the same accounting year end as the Group, except for joint ventures in India. Although these entities have reporting periods ending 31 March, 12 months of financial information up to 31 December is recorded. Accordingly, the information covers the same period as that of the Group.

The Group’s associates, which are also accounted for under the equity method, include PPM South Africa and PruHealth (until its sale in 2014, see note D1). In addition, the Group has investments in Open-Ended Investment Companies (OEICs), unit trusts, funds holding collateralised debt obligations, property unit trusts and venture capital investments of the PAC with-profits funds where the Group has significant influence. As allowed under IAS 28, these investments are accounted for on a fair value through profit or loss basis. The aggregate fair value of associates accounted for at fair value through profit or loss where there are published price quotations is approximately £1.2 billion at 31 December 2014 (2013: £0.5 billion).

The Group’s share of the profits, net of related tax, and carrying amount of interest in joint ventures and associates, which are equity accounted as shown in the consolidated income statement comprises the following:

	Joint ventures			Associates
	2014 £m	2013 £m	2012 £m	2014 £m	2013 £m	2012 £m
Shareholder-backed business	162	52	98	12	7	10
PAC with-profits fund (prior to offsetting effect in movement in unallocated surplus)	129	88	27	-	-	-
Total	291	140	125	12	7	10

There is no other comprehensive income in the joint ventures and associates. There have been no unrecognised share of losses of a joint venture or associate that the Group has stopped recognising in the total income.

The joint ventures have no significant contingent liabilities or capital commitments to which the Group is exposed nor does the Group have any significant contingent liabilities or capital commitments in relation to its interests in the joint ventures.

D7	Related party transactions

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

Further, following the adoption of IFRS 11 in 2013, the Group’s investments in joint ventures are now accounted for on an equity method basis. There are no material transactions between these joint ventures and other Group companies.

Executive officers and directors of the Company may from time to time purchase insurance, asset management or annuity products marketed by Group companies in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons.

In 2014 and 2013, other transactions with directors were not deemed to be significant both by virtue of their size and in the context of the directors’ financial positions. All of these transactions are on terms broadly equivalent to those that prevail in arm’s length transactions.

Apart from these transactions with directors, no director had interests in shares, transactions or arrangements that require disclosure, other than those given in Item 6 ‘Directors, Senior Management and Employees_Compensation”. Key management remuneration is disclosed in note B3.3.

D8 Commitments

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

	2014 £m	2013 £m	2012 £m
Future minimum lease payments for non-cancellable operating leases fall due during the following periods:
Not later than 1 year	89	110	68
Later than 1 year and not later than 5 years	214	308	196
Later than 5 years	105	333	116
Future minimum sub-lease rentals received for non-cancellable operating leases for land and buildings	17	20	18
Minimum lease rental payments included in consolidated income statement	95	92	73

In addition, the Group has provided, from time to time, certain guarantees and commitments to third parties including funding the purchase or development of land and buildings and other related matters. The contractual obligations to purchase or develop investment properties at 31 December 2014 were £232 million (2013: £92 million; 2012: £5 million).

Index to the Condensed Financial Information of Registrant Prudential plc

Schedule II

Condensed Financial Information of Registrant Prudential plc

Profits and Loss Accounts (UK GAAP Basis)

Years ended 31 December	2014 £m	2013 £m	2012 £m
Investment income, including dividends from subsidiary undertakings	2,061	2,409	641
Investment expenses and charges	(443)	(565)	(383)
Other charges:
Corporate expenditure	(265)	(213)	(247)
Foreign currency exchange gains (losses)	32	(21)	-
Profit on ordinary activities before tax	1,385	1,610	11
Tax credit (charge) on profit on ordinary activities	75	(31)	(227)
Profit (loss) for the financial year	1,460	1,579	(216)

The accompanying notes are an integral part of this condensed financial information

Schedule II

Condensed Financial Information of Registrant Prudential plc

Balance Sheets (UK GAAP Basis)

31 December	2014 £m	2013 £m
Fixed assets
Investments:
Shares in subsidiary undertakings	5,373	18,216
Loans to subsidiary undertakings	6,329	1,497
	11,702	19,713
Current assets
Debtors:
Amounts owed by subsidiary undertakings	3,785	3,706
Other debtors	3	3
Deferred tax	8	9
Derivative assets	2	3
Cash at bank and in hand	7	224
	3,805	3,945
Liabilities: amounts falling due within one year
Commercial paper	(1,704)	(1,634)
Other borrowings	(500)	(200)
Derivative liabilities	(315)	(199)
Amounts owed to subsidiary undertakings	(1,108)	(2,462)
Tax payable	(55)	(60)
Sundry creditors	(3)	(4)
Accruals and deferred income	(39)	(40)
	(3,724)	(4,599)
Net current assets (liabilities)	81	(654)
Total assets less current liabilities	11,783	19,059
Liabilities: amounts falling due after more than one year
Subordinated liabilities	(3,320)	(3,662)
Debenture loans	(549)	(549)
Other borrowings	-	(299)
Amounts owed to subsidiary undertakings	-	(7,227)
	(3,869)	(11,737)
Total net assets (excluding pension)	7,914	7,322
Pension asset (net of related deferred tax)	31	30
Total net assets (including pension)	7,945	7,352

Capital and reserves
Share capital	128	128
Share premium	1,908	1,895
Profit and loss account	5,909	5,329
Shareholders’ funds	7,945	7,352

The accompanying notes are an integral part of this condensed financial information

Schedule II

Condensed Financial Information of Registrant Prudential plc

Statements of Total Recognised Gains and Losses (UK GAAP Basis)

Years ended 31 December	2014 £m	2013 £m	2012 £m
Profit (loss) for the financial year	1,460	1,579	(216)
Actuarial gains recognised in respect of the pension scheme (net of related deferred tax)	9	6	27
Reserve movements in respect of share-based payments	6	6	6
Total recognised gains (losses) relating to the financial year	1,475	1,591	(183)

The accompanying notes are an integral part of this condensed financial information

Schedule II

Condensed Financial Information of Registrant Prudential plc

Reconciliation of Movements in Shareholders’ Capital And Reserves (UK GAAP Basis)

	Number of Ordinary Shares	Ordinary Share Capital	Share Premium	Retained Profit and Loss Reserve	Total
	m	£m	£m	£m	£m
1 January 2012	2,548	127	1,873	5,357	7,357
Total recognised losses relating to 2012	-	-	-	(183)	(183)
Dividends	-	-	-	(655)	(655)
New share capital subscribed	9	1	16	-	17
1 January 2013	2,557	128	1,889	4,519	6,536
Total recognised gains relating to 2013	-	-	-	1,591	1,591
Dividends	-	-	-	(781)	(781)
New share capital subscribed	3	-	6	-	6
1 January 2014	2,560	128	1,895	5,329	7,352
Total recognised gains relating to 2014	-	-	-	1,475	1,475
Dividends	-	-	-	(895)	(895)
New share capital subscribed	8	-	13	-	13
31 December 2014	2,568	128	1,908	5,909	7,945

The accompanying notes are an integral part of this condensed financial information

Schedule II

Condensed Financial Information of Registrant Prudential plc

Statements of Cash Flows (UK GAAP Basis)

Years ended 31 December	2014 £m	2013 £m	2012 £m
Operations
Net cash inflow from operating activities before interest and tax	1,774	2,198	475
Interest paid	(343)	(504)	(421)
Taxes received (paid)	73	(45)	(14)
Acquisitions and disposals
(Investment in) sale of shares in subsidiary undertakings	-	(1,443)	2
Equity dividends paid	(895)	(781)	(655)
Net cash inflow (outflow) before financing	609	(575)	(613)
Financing
Issue of ordinary share capital	13	6	17
Issue of borrowings	-	1,124	299
Repayment of borrowings	(445)	-	-
Movement in commercial paper and other borrowings to support a short-term fixed income securities program	70	(151)	(1,171)
Movement in net amount owed by subsidiary undertakings	(464)	(373)	1,509
Net cash (outflow) inflow from financing	(826)	606	654
Net cash (outflow) inflow for the year	(217)	31	41
Reconciliation of profit on ordinary activities before tax to net cash inflow from operating activities
Profit on ordinary activities before tax	1,385	1,610	11
Add back: interest charged	419	556	435
Adjustments for non-cash items:
Fair value adjustments on derivatives	115	9	(17)
Pension scheme	9	20	37
Foreign currency exchange and other movements	(152)	24	1
Decrease in debtors	-	-	8
Decrease in creditors	(2)	(21)	-
Net cash inflow from operating activities	1,774	2,198	475

The accompanying notes are an integral part of this condensed financial information

Schedule II

Condensed Financial Information of Registrant Prudential plc

Notes to the Condensed Financial Statement Schedule

31 December 2014

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

Borrowings

Borrowings are initially recognised at fair value, net of transaction costs, and subsequently accounted for on an amortised cost basis using the effective interest method. Under the effective interest method, the difference between the redemption value of the borrowing and the initial proceeds, net of transaction costs, is amortised through the profit and loss account to the date of maturity, or, for subordinated debt, over the expected life of the instrument.

Dividends

Interim dividends are recorded in the period in which they are paid. Final dividends are recorded in the period in which they are approved by shareholders.

Share premium

The difference between the proceeds received on issue of shares and the nominal value of the shares issued is credited to the share premium account.

Foreign currency translation

Assets and liabilities denominated in foreign currencies, including borrowings that have been used to finance or provide a hedge against Group equity investments in overseas subsidiaries, are translated at year end exchange rates. The impact of these currency translations is recorded within the profit and loss account for the year.

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

The assets and liabilities of the defined benefit pension schemes of the Prudential Group are subject to a full triennial actuarial valuation using the projected unit method. Estimated future cash flows are then discounted at a high quality corporate bond rate, adjusted to allow for the difference in duration between the bond index and the pension liabilities where appropriate, to determine their present value. These calculations are performed by independent actuaries.

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

2	Dividends declared in the reporting period from subsidiary undertakings

	2014 £m	2013 £m	2012 £m
The Prudential Assurance Company Limited	410	230	246
Prudential Holdings Limited	-	330	-
M&G Group Limited	285	235	196
Prudential US Limited	265	260	-
Prudential Capital Holding Company Limited	57	57	58
Prudential Group Holdings Limited and other central subsidiaries	757	1,220	1
Total	1,774	2,332	501

3	Reconciliation from UK GAAP to IFRS

The parent company financial statements are prepared in accordance with UK GAAP and the consolidated financial statements are prepared in accordance with IFRS as issued by the IASB and endorsed by the EU. The tables below provide a reconciliation between UK GAAP and IFRS.

	2014 £m	2013 £m	2012 £m
Profit after tax
Profit (loss) for the financial year of the Company in accordance with UK GAAP	1,460	1,579	(216)
IFRS adjustment *	3	16	71
Profit (loss) for the financial year of the Company (including dividends from subsidiaries) in accordance with IFRS	1,463	1,595	(145)
Share in the IFRS result of the Group, net of distributions to the Company **	753	(249)	2,308
Profit after tax of the Group attributable to shareholders in accordance with IFRS	2,216	1,346	2,163

	2014 £m	2013 £m
Net equity
Shareholders’ equity of the Company in accordance with UK GAAP and IFRS	7,945	7,352
Share in the IFRS net equity of the Group **	3,866	2,298
Shareholders’ equity of the Group in accordance with IFRS	11,811	9,650
*	‘IFRS adjustment’ in the above table represents the difference in the accounting treatment for pension schemes between UK GAAP and IFRS.
**	The ‘shares in the IFRS result and net equity of the Group’ lines represent the parent company’s equity in the earnings and net assets of its subsidiaries and associates.

The profit for the financial year of the parent company in accordance with UK GAAP and IFRS includes dividends declared in the year from subsidiary undertakings of £1,774 million, £2,332 million and £501 million for the years ended 31 December 2014, 2013 and 2012 respectively (see note 2).

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

Subject to shareholders’ approval, in May 2015 the Company will pay a final dividend for the year ended 31 December 2014. Further details are provided in note B7 of the Group financial statements.

Item 19.	Exhibits

Documents filed as exhibits to this Form 20-F:

Exhibit Number	Description
1.	Memorandum(5) and Articles of Association of Prudential.(6)
2.1	Form of Deposit Agreement among Prudential, Morgan Guaranty Trust Company of New York, as depositary, and holders and beneficial owners from time to time of ADRs issued there under, including the form of ADR.(1)
2.2	The total amount of long-term debt securities of Prudential plc authorised under any instrument does not exceed 10 per cent of the total assets of the Company on a consolidated basis. Prudential plc hereby agrees to furnish to the Securities and Exchange Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Prudential plc or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.
4.1	Group Performance Share Plan(4), Business Unit Performance Plan(4), M&G Executive Long-Term Incentive Plan(4), Prudential Long-Term Incentive plan(10), Prudential Deferred Annual Incentive Plan(10).
4.2	Executive Directors’ Service Contracts:
Pierre-Olivier Bouee(10)
Jacqueline Hunt(10)
Michael McLintock(2)
Nic Nicandrou(6)
Barry Stowe(3)
Tidjane Thiam(4)(5)
Michael Wells(7)
4.3	Other benefits between the Prudential Group and Executive Directors:
Jacqueline Hunt(10)
Michael McLintock(4)
Nic Nicandrou(6)
Barry Stowe(4)
Tidjane Thiam(4)
Michael Wells(7)
4.4	Chairman’s Letter of Appointment(9)
4.5	Other benefits between Prudential and the Chairman(9)
4.6	Non-executive Directors’ Letters of Appointment:
Sir Howard Davies(10)
Ann Godbehere(10)
Alexander Johnston(10)
Kaikhushru Nargolwala(10)
Anthony Nightingale(10)
Philip Remnant(10)
Alice Schroeder(10)
Lord Turnbull(10)
4.7	Other benefits between Prudential and the non-executive Directors:
Sir Howard Davies(7)
Ann Godbehere(4)
Alexander Johnston(8)
Kaikhushru Nargolwala(8)
Anthony Nightingale(10)
Philip Remnant(9)
Alice Schroeder(10)
Lord Turnbull(4)

+Exhibit Number	Description
6.	Statement re computation of per share earnings (set forth in Note B6 to the consolidated financial statements included in this Form 20-F).
8.	Subsidiaries of Prudential (set forth in Note D5 to the consolidated financial statements included in this Form 20-F).
12.1	Certification of Prudential plc’s Group Chief Executive pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2	Certification of Prudential plc’s Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1	Annual certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1 14.2 14.3 14.4	Consent of KPMG LLP Consent of KPMG Audit Plc Consent of C G Singer Consent of Jonathan Seed
15.1	Prudential’s Code of Business Conduct(7)
15.6	Letter from KPMG Audit Plc to the SEC

(1)	As previously filed with the Securities and Exchange Commission on 22 June 2000 as an exhibit to Prudential’s Form F-6.
(2)	As previously filed with the Securities and Exchange Commission on 24 June 2003 as an exhibit to Prudential’s Form 20-F.
(3)	As previously filed with the Securities and Exchange Commission on 28 June 2007 as an exhibit to Prudential’s Form 20-F.
(4)	As previously filed with the Securities and Exchange Commission on 15 May 2008 as an exhibit to Prudential’s Form 20-F.
(5)	As previously filed with the Securities and Exchange Commission on 18 May 2009 as an exhibit to Prudential’s Form 20-F.
(6)	As previously filed with the Securities and Exchange Commission on 22 June 2010 as an exhibit to Prudential’s Form 20-F.
(7)	As previously filed with the Securities and Exchange Commission on 11 May 2011 as an exhibit to Prudential’s Form 20-F.
(8)	As previously filed with the Securities and Exchange Commission on 30 March 2012 as an exhibit to Prudential’s Form 20-F.
(9)	As previously filed with the Securities and Exchange Commission on 16 April 2013 as an exhibit to Prudential’s Form 20-F.
(10)	As previously filed with the Securities and Exchange Commission on 8 April 2014 as an exhibit to Prudential’s Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Prudential plc

31 March 2015	By:	/s/ Tidjane Thiam
Name: Tidjane Thiam
Title: Group Chief Executive