Form 20-F
period 2015-12-31
PRUDENTIAL PLC
filed 2016-04-07
CIK 1116578

As filed with the Securities and Exchange Commission on 7 April 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2015

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

Rebecca Wyatt

Head of Financial Accounting

Prudential plc

12 Arthur Street,

London EC4R 9AQ, England

+44 20 7220 7588

rebecca.wyatt@prudential.co.uk

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

None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of 31 December 2015 was:

2,572,454,958 Ordinary Shares, 5 pence par value each

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

Portions of the Prudential’s Annual Report 2015 incorporated by reference herein contain references to our website. Information on our website or any other website referenced in the Prudential Annual Report 2015 is not incorporated into this Form 20-F and should not be considered to be part of the Form 20-F. We have included any website as an inactive textual reference only.

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

Item 3. Key Information

Selected Historical Financial Information of Prudential

The following table sets forth selected consolidated financial data for Prudential for the periods indicated. Certain data is derived from Prudential’s audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’) and as endorsed by the European Union (‘EU’). EU-endorsed IFRS may differ from IFRS as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. As at 31 December 2015, there were no unendorsed standards effective for the years presented below affecting the consolidated financial information of Prudential and there were no differences between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to Prudential. Accordingly, the selected consolidated financial data presented below that is derived from Prudential’s audited consolidated financial statements is derived from audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB. This table is only a summary and should be read in conjunction with Prudential’s consolidated financial statements and the related notes included elsewhere in this document, together with Item 5, ‘Operating and Financial Review and Prospects’.

Income statement data

	Year ended 31 December
	2015 $m(1)	2015 £m	2014 £m	2013 £m	2012 £m	2011 £m
Gross premium earned	54,063	36,663	32,832	30,502	29,113	24,837
Outward reinsurance premiums	(1,706)	(1,157)	(799)	(658)	(491)	(417)
Earned premiums, net of reinsurance	52,357	35,506	32,033	29,844	28,622	24,420
Investment return	4,872	3,304	25,787	20,347	23,931	9,361
Other income	3,679	2,495	2,306	2,184	1,885	1,711
Total revenue, net of reinsurance	60,908	41,305	60,126	52,375	54,438	35,492
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	(43,732)	(29,656)	(50,169)	(43,154)	(45,144)	(28,706)
Acquisition costs and other expenditure	(12,104)	(8,208)	(6,752)	(6,861)	(6,032)	(4,717)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(460)	(312)	(341)	(305)	(280)	(286)
Disposal of Japan life business:
Cumulative exchange loss recycled from other comprehensive income	(68)	(46)	-	-	-	-
Remeasurement adjustments	-	-	(13)	(120)	-
Total charges, net of reinsurance	(56,364)	(38,222)	(57,275)	(50,440)	(51,456)	(33,709)
Share of profits from joint ventures and associates, net of related tax	351	238	303	147	135	76
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)(2)	4,895	3,321	3,154	2,082	3,117	1,859
Tax (charges) credit attributable to policyholders’ returns	(255)	(173)	(540)	(447)	(370)	7
Profit before tax attributable to shareholders	4,640	3,148	2,614	1,635	2,747	1,866
Tax charge attributable to shareholders’ returns	(839)	(569)	(398)	(289)	(584)	(415)
Profit for the year	3,801	2,579	2,216	1,346	2,163	1,451

	2015(1)	2015	2014	2013	2012	2011
	(In $m, except Share Information)	£m, except Share Information

Statement of financial position data
Total assets	570,648	386,985	369,204	325,932	307,644	270,018
Total policyholder liabilities and unallocated surplus of with-profits funds	494,896	335,614	321,989	286,014	268,263	233,538
Core structural borrowings of shareholder – financed operations	7,389	5,011	4,304	4,636	3,554	3,611
Total liabilities	551,543	374,029	357,392	316,281	297,280	261,411
Total equity	19,105	12,956	11,812	9,651	10,364	8,607

Other data
Based on profit for the year attributable to the equity holders of the Company:
Basic earnings per share (in pence)	148.9¢	101.0p	86.9p	52.8p	85.1p	57.1p
Diluted earnings per share (in pence)	148.8¢	100.9p	86.8p	52.7p	85.0p	57.0p
Dividend per share declared and paid in reporting period (in pence)(5)	56.1¢	38.05p	35.03p	30.52p	25.64p	25.19p
Equivalent cents per share(6)		59.11¢	58.44¢	50.58¢	40.68¢	40.39¢
Market price per share at end of period(7)	2,257.6¢	1,531.0p	1,492.0p	1,340.0p	865.5p	638.5p
Weighted average number of shares (in millions)		2,553	2,549	2,548	2,541	2,533

New business:
Single premium sales(3)	41,096	27,869	24,508	22,976	22,358	18,889
New regular premium sales(3)(4)	4,158	2,820	2,199	2,125	1,959	1,792
Funds under management	749,982	508,600	496,000	443,000	406,000	352,000

(1)	Amounts stated in US dollars in the 2015 US dollar column have been translated from pounds sterling at the rate of $1.4746 per £1.00 (the noon buying rate in New York City on 31 December 2015).

(2)	This measure is the formal profit (loss) before tax measure under IFRS but is not the result attributable to shareholders. See ‘Presentation of results before tax’ in note A3.1(k) to Prudential’s consolidated financial statements in Item 18 for further explanation.

(3)	The new business premiums in the table shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders (see ‘EEV basis, new business results and free surplus generation’ below). The amounts shown are not, and are not intended to be, reflective of premium income recorded in the IFRS income statement. Internal vesting business is classified as new business where the contracts include an open market option.

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

(4)	New regular premium sales are reported on an annualised basis, which represents a full year of instalments in respect of regular premiums irrespective of the actual payments made during the year. The comparative figures as shown above included the premiums from the PruHealth and PruProtect businesses for which the Group’s 25 per cent interest was sold in November 2014. The PruProtect and PruProtect new business premiums for the years ended 31 December 2014 and 2013 of £23 million and £26 million, respectively are shown in Item 4 ‘UK business’.

(5)	Under IFRS, dividends declared or approved after the balance sheet date in respect of the prior reporting period are treated as a non-adjusting event. The appropriation reflected in the statement of changes in equity, therefore, includes dividend in respect of the prior year that was declared or approved after the balance sheet date of the prior reporting period. Parent company dividends relating to the reporting period were an interim dividend of 12.31p per share in 2015 (2014: 11.19p, 2013: 9.73p), a second interim dividend of 26.47p per share in 2015 (2014: final dividend 25.74p, 2013: final dividend 23.84p) and a special dividend of 10.00p per share in 2015 only.

(6)	The dividends have been translated into US dollars at the noon buying rate in New York City on the date each payment was made.

(7)	Market prices presented are the closing prices of the shares on the London Stock Exchange on the last day of trading for each indicated period.

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

Historically, Prudential has declared an interim and a final dividend for each year (with the final dividend being paid in the year following the year to which it relates). From 2016, Prudential will make twice-yearly interim dividend payments to replace the final and interim dividend payments. Subject to the restrictions referred to above, Prudential’s directors have the discretion to determine whether to pay an interim dividend and the amount of any such interim dividend but must take into account the Company’s financial position. The directors still retain the discretion to recommend payment of a final dividend, such recommendation to be approved by ordinary resolution of the shareholders. The approved amount may not exceed the amount recommended by the directors. For the 2015 reporting period, Prudential has approved a second interim dividend and a special dividend.

The following table shows certain information regarding the dividends per share that Prudential declared for the periods indicated in pence sterling and converted into US dollars at the noon buying rate in effect on each payment date. First interim dividends for a specific year now generally have a record date in August and a payment date in September of that year, and second interim dividends (or final dividends) now generally have a record date in the following March/April and a payment date in the following May.

Year	Interim Dividend	Interim Dividend	Final Dividend/ Second interim	Final Dividend/ Second interim	Special dividend	Special dividend
	(pence)	(US Dollars)	(pence)	(US Dollars)	(pence)	(US Dollars)
2011	7.95	0.1221	17.24	0.2706
2012	8.40	0.1362	20.79	0.3143
2013	9.73	0.1558	23.84	0.4019
2014	11.19	0.1825	25.74	0.4034
2015	12.31	0.1877	26.47		10.00

The Board has decided to increase the full-year ordinary dividend by 5 per cent to 38.78 pence per share, reflecting the continued strong financial performance of the Group in 2015. In line with this, the directors have approved a second interim ordinary dividend of 26.47 pence per share (2014: final dividend of 25.74 pence) which brings the total ordinary dividend for the year to 38.78 pence (2014: 36.93 pence). In addition, the Board has decided to award a special dividend of 10 pence per share reflecting the additional contribution to earnings from the specific management actions taken to position the balance sheet more efficiently under the new Solvency II regime.

Although the Board has been able to approve a special dividend of 10 pence per share in 2015, the Group’s dividend policy remains unchanged. The Board will maintain its focus on delivering a growing ordinary dividend, which will continue to be determined after taking into account the Group’s financial flexibility and our assessment of opportunities to generate attractive returns by investing in specific areas of the business. The Board believes that in the medium term a dividend cover of around two times is appropriate.

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

Year ended 31 December	Average rate
2011	1.61
2012	1.59
2013	1.56
2014	1.65
2015	1.53

The following table sets forth the high and low noon buying rates for pounds sterling expressed in US dollars per pound sterling for each of the previous six months:

	High	Low
October 2015	1.55	1.52
November 2015	1.54	1.50
December 2015	1.52	1.47
January 2016	1.47	1.42
February 2016	1.46	1.39
March 2016	1.45	1.39

On 1 April 2016 the latest practicable date prior to this filing, the noon buying rate was £1.00 = $1.42.

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

In the future, the adverse effects of such factors would be felt principally through the following items:

•	investment impairments and/or reduced investment returns, which could reduce Prudential’s capital and impair its ability to write significant volumes of new business, increase the potential adverse impact of product guarantees, or have a negative impact on its assets under management and profit;

•	higher credit defaults and wider credit and liquidity spreads resulting in realised and unrealised credit losses;

•	failure of counterparties who have transactions with Prudential (e.g. banks and reinsurers) to meet commitments that could give rise to a negative impact on Prudential’s financial position and on the accessibility or recoverability of amounts due or, for derivative transactions, adequate collateral not being in place;

•	estimates of the value of financial instruments being difficult because in certain illiquid or closed markets, determining the value at which financial instruments can be realised is highly subjective. Processes to ascertain such values require substantial elements of judgement, assumptions and estimates (which may change over time); and

•	increased illiquidity also adds to uncertainty over the accessibility of financial resources and may reduce capital resources as valuations decline.

Global financial markets are subject to uncertainty and volatility created by a variety of factors, including concerns over the energy and commodity sectors, sovereign debt, general slowing in world growth, the monetary policies in the US, the UK and other jurisdictions and potentially negative socio-political events. In addition, a possible withdrawal of the UK from the EU would have political, legal and economic ramifications for both the UK and the EU, although these are expected to be more pronounced on the UK.

Upheavals in the financial markets may affect general levels of economic activity, employment and customer behaviour.As a result, insurers may experience an elevated incidence of claims, lapses, or surrenders of policies, and some policyholders may choose to defer or stop paying insurance premiums. The demand for insurance products may also be adversely affected. In addition, there may be a higher incidence of counterparty failures. If sustained, this environment is likely to have a negative impact on the insurance sector over time and may consequently have a negative impact on Prudential’s business and its balance sheet and profitability. For example, this could occur if the recoverable value of intangible assets for bancassurance agreements and deferred acquisition costs are reduced. New challenges related to market fluctuations and general economic conditions may continue to emerge.

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

In the US, fluctuations in prevailing interest rates can affect results from Jackson which has a significant spread-based business, with the majority of its assets invested in fixed income securities. In particular, fixed annuities and stable value products written by Jackson expose Prudential to the risk that changes in interest rates, which are not fully reflected in the interest rates credited to customers, will reduce spread. The spread is the difference between the rate of return Jackson is able to earn on the assets backing the policyholders’ liabilities and the amounts that are credited to policyholders in the form of benefit increases, subject to minimum crediting rates. Declines in spread from these products or other spread businesses that Jackson conducts, and increases in surrender levels arising from interest rate rises, could have a material impact on its businesses or results of operations.

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

Jackson hedges the guarantees on its variable annuity book on an economic basis (with consideration of the local regulatory position) and, thus, accepts variability in its accounting results in the short term in order to achieve the appropriate result on these bases. In particular, for Prudential’s Group IFRS reporting, the measurement of the Jackson variable annuity guarantees is typically less sensitive to market movements than for the corresponding hedging derivatives, which are held at market value. However, depending on the level of hedging conducted regarding a particular risk type, certain market movements can drive volatility in the economic or local regulatory results that may be less significant under IFRS reporting.

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

Prudential is subject to the risk of exchange rate fluctuations owing to the geographical diversity of its businesses

Due to the geographical diversity of Prudential’s businesses, Prudential is subject to the risk of exchange rate fluctuations. Prudential’s operations in the US and Asia, which represent a significant proportion of operating profit based on longer-term investment returns and shareholders’ funds, generally write policies and invest in assets denominated in local currencies. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in Prudential’s consolidated financial statements upon the translation of results into pounds sterling. This exposure is not currently separately managed. The currency exposure relating to the translation of reported earnings could impact on financial reporting ratios such as dividend cover, which is calculated as operating profit after tax on an IFRS basis, divided by the dividends relating to the reporting year. The impact of gains or losses on currency translations is recorded as a component of shareholders’ funds within other comprehensive income. Consequently, this could impact on Prudential’s gearing ratios (defined as debt over debt plus shareholders’ funds). The Group’s surplus capital position for regulatory reporting purposes may also be affected by fluctuations in exchange rates with possible consequences for the degree of flexibility the Prudential has in managing its business.

Prudential conducts its businesses subject to regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies and interpretations and any accounting standards in the markets in which it operates

Changes in government policy and legislation (including in relation to tax and capital controls), regulation or regulatory interpretation applying to companies in the financial services and insurance industries in any of the markets in which Prudential operates, which in some circumstances may be applied retrospectively, may adversely affect Prudential’s product range, distribution channels, competitiveness, profitability, capital requirements and, consequently, reported results and financing requirements. Also, regulators in jurisdictions in which Prudential operates may change the level of capital required to be held by individual businesses or could introduce possible changes in the regulatory framework for pension arrangements and policies, the regulation of selling practices and solvency requirements. In addition, there could be changes to the maximum level of non-domestic ownership by foreign companies in certain jurisdictions. Furthermore, as a result of interventions by governments in response to recent financial and global economic conditions, it is widely expected that there will continue to be a substantial increase in government regulation and supervision of the financial services industry, including the possibility of higher capital requirements, restrictions on certain types of transactions and enhanced supervisory powers.

The European Union’s Solvency II Directive came into effect on 1 January 2016. This measure of regulatory capital is more volatile than under the previous Solvency I regime and regulatory policy may evolve under the new regime. The European Commission will review elements of the Solvency II legislation from 2016 onwards including a review of the Long Term Guarantee measures by 1 January 2021.

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

The Dodd-Frank Act represents a comprehensive overhaul of the financial services industry within the US that, among other reforms to financial services entities, products and markets, may subject financial institutions designated as systemically important to heightened prudential and other requirements intended to prevent or mitigate the impact of future disruptions in the US financial system. The full impact of the Dodd-Frank Act on Prudential’s businesses is not currently clear, as many of its provisions are primarily focused on the banking industry, have a delayed effectiveness and/or require rulemaking or other actions by various US regulators over the coming years.

The IAIS has various initiatives which are detailed in this section. On 18 July 2013, it published a methodology for identifying G-SIIs, and a set of policy measures that will apply to them, which the FSB endorsed. Groups designated as a G-SII are subject to additional regulatory requirements, including enhanced group-wide supervision, effective resolution planning, development of a Systemic Risk Management Plan, a Recovery Plan and a Liquidity Risk Management Plan. Prudential’s designation as a G-SII was reaffirmed on 3 November 2015. Prudential is monitoring the development and potential impact of the policy measures and is continuing to engage with the PRA on the implications of the policy measures and Prudential’s designation as a G-SII.

The G-SII regime also introduces two types of capital requirements. The first, a Basic Capital Requirement (BCR), is designed to act as a minimum group capital requirement and the second, a Higher Loss Absorption (HLA) requirement reflects the drivers of the assessment of G-SII designation. The IAIS intends for these requirements to take effect from January 2019, but G-SIIs will be expected to privately report to their group-wide supervisors in the interim.

The IAIS is also developing ComFrame which is focused on the supervision of large and complex Internationally Active Insurance Groups (IAIGs). ComFrame will establish a set of common principles and standards designed to assist regulators in addressing risks that arise from insurance groups with operations in multiple jurisdictions. As part of this, work is underway to develop a global Insurance Capital Standard (ICS) that would apply to IAIGs. Once the development of the ICS has been concluded, it is intended to replace the BCR as the minimum group capital requirement for G-SIIs. Further consultations on the ICS are expected over the coming years, and a version of the ICS is expected to be adopted as part of ComFrame in late 2019.

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

The Group’s accounts are prepared in accordance with current International Financial Reporting Standards (IFRS) applicable to the insurance industry. The International Accounting Standards Board (IASB) introduced a framework that it described as Phase I, which permitted insurers to continue to use the statutory basis of accounting for insurance assets and liabilities that existed in their jurisdictions prior to January 2005. In July 2010, the IASB published its first Exposure Draft for its Phase II on insurance accounting, which would introduce significant changes to the statutory reporting of insurance entities that prepare accounts according to IFRS. A revised Exposure Draft was issued in June 2013. The IASB is currently re-deliberating the Exposure Draft proposals in light of comments by the insurance industry and other respondents. The timing of the final proposals taking effect is uncertain but not expected to be before 2020.

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

In Asia, regulatory regimes are developing at different speeds, driven by a combination of global factors and local considerations. New requirements could be introduced in these and other regulatory regimes that challenge current practices, or could retrospectively be applied to sales made prior to their introduction, which could have a negative impact on Prudential’s business or reported results.

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

In Asia, the Group’s principal competitors in the region are international financial companies, including global life insurers such as Allianz, AXA, AIA and Manulife, and multinational asset managers such as J.P. Morgan Asset Management, Schroders, HSBC Global Asset Management and Franklin Templeton. In a number of markets, local companies have a very significant market presence.

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

Prudential plc’s long-term senior debt is rated as A2 by Moody’s, A+ by Standard & Poor’s and A by Fitch. These ratings are all on a stable outlook.

Prudential plc’s short-term debt is rated as P-1 by Moody’s, A-1 by Standard & Poor’s and F1 by Fitch.

The Prudential Assurance Company Limited’s financial strength is rated Aa3 by Moody’s, AA by Standard & Poor’s and AA by Fitch. These ratings are all on a stable outlook.

Jackson’s financial strength is rated AA by Standard & Poor’s and Fitch, A1 by Moody’s, and A+ by AM Best. These ratings have a stable outlook.

Prudential Assurance Co. Singapore (Pte) Ltd’s financial strength is rated AA by Standard & Poor’s. This rating is on a stable outlook.

In addition, changes in methodologies and criteria used by rating agencies could result in downgrades that do not reflect changes in the general economic conditions or Prudential’s financial condition.

Adverse experience in the operational risks inherent in Prudential’s business could disrupt its business functions and have a negative impact on its results of operations

Operational risks are present in all of Prudential’s businesses, including the risk of direct or indirect loss resulting from inadequate or failed internal and external processes, systems and human error or from external events. Prudential’s business is dependent on processing a large number of transactions across numerous and diverse products, and is subject to a number of different legal and regulatory regimes. Further, because of the long-term nature of much of the Group’s business, accurate records have to be maintained for significant periods.

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

Such events could, among other things, harm Prudential’s ability to perform necessary business functions, result in the loss of confidential or proprietary data (exposing it to potential legal claims and regulatory sanctions) and damage its reputation and relationships with its business partners and customers. Similarly, any weakness in administration systems (such as those relating to policyholder records or meeting regulatory requirements) or actuarial reserving processes could have a material adverse effect on its results of operations during the effective period.

Attempts by third parties to disrupt Prudential’s IT systems could result in loss of trust from Prudential’s customers, reputational damage and financial loss

Being part of the financial services sector, Prudential and its business partners are increasingly exposed to the risk that third parties may attempt to disrupt the availability, confidentiality and integrity of its IT systems, which could result in disruption to the key operations, make it difficult to recover critical services, damage assets and compromise data (both corporate or customer). This could result in loss of trust from Prudential’s customers, reputational damage and financial loss. The cyber-security threat continues to evolve globally in sophistication and potential significance. As a result of Prudential’s increasing market profile, the growing interest by customers to interact with their insurance provider and asset manager through the internet and social media, improved brand awareness and the classification of Prudential as a G-SII, there is an increased likelihood of Prudential being considered a target by cyber criminals. Prudential has not identified a failure or breach which has had a material impact in relation to its legacy and other IT systems and processes to date. However, it has been, and likely will continue to be, subject to computer viruses, attempts at unauthorised access and cyber-security attacks such as ‘denial of service’ attacks (which, for example, can cause temporary disruption to websites and IT networks), phishing and disruptive software campaigns.

Prudential is continually enhancing its IT environment to remain secure against emerging threats, together with increasing its ability to detect system compromise and recover should such an incident occur. However, there can be no assurance that such events will not take place with adverse consequential effects on Prudential’s business and financial position.

Adverse experience relative to the assumptions used in pricing products and reporting business results could significantly affect Prudential’s results of operations

In common with other life insurers, the profitability of the Group’s businesses depends on a mix of factors including mortality and morbidity levels and trends, policy surrenders and take-up rates on guarantee features of products, investment performance and impairments, unit cost of administration and new business acquisition expenses.

Prudential needs to make assumptions about a number of factors in determining the pricing of its products, for setting reserves, and for reporting its capital levels and the results of its long-term business operations. For example, the assumption that Prudential makes about future expected levels of mortality is particularly relevant for its UK annuity business, where payments are guaranteed for at least as long as the policyholder is alive. Prudential conducts rigorous research into longevity risk, using industry data as well as its own substantial annuitant experience. As part of its pension annuity pricing and reserving policy, Prudential’s UK business assumes that current rates of mortality continuously improve over time at levels based on adjusted data and informed by models from the Continuous Mortality Investigation (CMI) as published by the Institute and Faculty of Actuaries. Assumptions about future expected levels of mortality are also of relevance to the Guaranteed Minimum Withdrawal Benefit (GMWB) of Jackson’s variable annuity business. If mortality improvement rates significantly exceed the improvement assumed, Prudential’s results of operations could be adversely affected.

A further factor is the assumption that Prudential makes about future expected levels of the rates of early termination of products by its customers (known as persistency). This is particularly relevant to its lines of business other than its UK annuity business, especially Jackson’s portfolio of traditional and variable annuities. Prudential’s persistency assumptions reflect recent past experience for each relevant line of business. Any expected change in future persistency is also reflected in the assumption. If actual levels of future persistency are significantly different than assumed, the Group’s results of operations could be adversely affected. Furthermore, Jackson’s variable annuity products are sensitive to other types of policyholder behaviour, such as the take-up of its GMWB product features.

Another example is the impact of epidemics and other effects that give rise to a large number of deaths or additional sickness claims. Significant influenza epidemics have occurred a number of times over the past century but the likelihood, timing, or the severity of future epidemics cannot be predicted. The effectiveness of external parties, including governmental and non-governmental organisations, in combating the spread and severity of any epidemics could have a material impact on the Group’s loss experience.

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

Certain of Prudential’s subsidiaries are restricted by applicable insurance, foreign exchange and tax laws, rules and regulations that can limit remittances. In some circumstances, this could limit Prudential’s ability to pay dividends to shareholders or to make available funds held in certain subsidiaries to cover operating expenses of other members of the Group.

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

Changes in tax legislation may result in adverse tax consequences

Tax rules, including those relating to the insurance industry, and their interpretation may change, possibly with retrospective effect, in any of the jurisdictions in which Prudential operates. Significant tax disputes with tax authorities, and any change in the tax status of any member of the Group or in taxation legislation or its scope or interpretation could affect Prudential’s financial condition and results of operations.

Forward-Looking Statements

This document may contain ‘forward-looking statements’ with respect to certain of Prudential’s plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential’s beliefs and expectations and including, without limitation, statements containing the words ‘may’, ‘will’, ‘should’, ‘continue’, ‘aims’, ‘estimates’, ‘projects’, ‘believes’, ‘intends’, ‘expects’, ‘plans’, ‘seeks’ and ‘anticipates’, and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential’s actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, including fluctuations in interest rates and exchange rates, the potential for a sustained low-interest rate environment, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives; the impact of continuing designation as a Global Systemically Important Insurer or ‘G-SII’; the impact of competition, economic uncertainty, inflation, and deflation; the effect on Prudential’s business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential’s actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential’s forward-looking statements can be found under the ‘Risk Factors’ heading of this annual report, as well as under the ‘Risk Factors’ heading of any subsequent Prudential Half Year Financial Report furnished to the US Securities and Exchange Commission on Form 6-K.

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

Item 4. Information on the Company

Business of Prudential

Overview and Summary of Strategy

Overview

Background

Prudential is the parent company of the Prudential group (the ‘Prudential Group’ or the ‘Group’). The Group is an international financial services group, with significant operations in Asia, the United States and the United Kingdom. It has been in existence for more than 167 years, serving circa 24 million insurance customers and with £509 billion in assets under management (as at 31 December 2015). Prudential is not affiliated with Prudential Financial, Inc. or its subsidiary, The Prudential Insurance Company of America.

Prudential is structured around four main business units: Prudential Corporation Asia (incorporating the asset management business, Eastspring Investments), Jackson, Prudential UK and Europe insurance operations and M&G (the UK and European fund manager of the Group). These are supported by central functions which are responsible for Prudential strategy, cash and capital management, leadership development and succession, reputation management and other core group functions.

Asia

Prudential Corporation Asia has operations in Hong Kong, Malaysia, Singapore, Indonesia and other Asian countries. Its core business is health, protection, either attached to a life policy or on a standalone basis, other life insurance (including participating business) and mutual funds. It also provides selected personal lines property and casualty insurance, group insurance, institutional fund management and consumer finance (Vietnam only). The product range offered is tailored to suit the individual country markets. Insurance products are distributed mainly through an agency sales force together with selected banks, while the majority of mutual funds are sold through banks and brokers. Joint venture partners are mandatory in some markets, as reflected in Prudential’s life insurance operations in China (through its joint venture with CITIC) and in India (through its joint venture with ICICI Bank) and Prudential’s Takaful business in Malaysia (through its joint venture with Bank Simpanan Nasional). In the fund management business, Prudential has joint venture operations in India (through its joint venture with ICICI Bank), China (through its joint venture with CITIC) and Hong Kong (through its joint venture with Bank of China International).

As at 31 December 2015, Prudential Corporation Asia had:

•	over 14 million life insurance customers with life and fund management operations in 14 markets;
•	distribution through over 10,000 active bank branches across Asia with relationships including Standard Chartered Bank (SCB), United Overseas Bank Limited (UOB), joint venture partners ICICI Bank in India and CITIC in China and Thanachart (Thailand);
•	one of the largest networks of tied agents in Asia;
•	consistently high brand recognition, outperforming many other financial services companies and had received multiple awards for its customer service; and
•	a top 3 position in 9 out of the 12 life markets.(1)

United States

In the United States, Prudential offers a range of products through Jackson, including fixed annuities (fixed interest rate annuities, fixed index annuities and immediate annuities), variable annuities and institutional products (including guaranteed investment contracts and funding agreements). Jackson distributes these products through

(1)	Prudential’s rank in insurance market by new business APE. Based on formal (competitors results releases, local regulators, insurance associations) and informal (industry exchange) market share data.

independent insurance agents, independent broker-dealers, regional broker-dealers, wirehouses, banks, credit unions and other financial institutions. Although Jackson historically also offered traditional life insurance products, it discontinued new sales of life insurance products in 2012.

As at 31 December 2015, in the United States, Jackson:

•	was among the 15 largest life insurance companies in terms of general account assets(2);
•	was the number one writer of variable annuities in the US(3);
•	was once again awarded the ‘Highest Customer Satisfaction by Industry’ award—for the tenth successive year—from Service Quality Measurement Group; and
•	was once again rated as a ‘World Class’ service provider—for the tenth successive year—by Service Quality Measurement Group.

United Kingdom

In the United Kingdom, Prudential is structured into Prudential UK & Europe (providing insurance and investment products) and M&G (the UK and European fund manager of the Group) and offers a range of retail financial products and services, including long-term insurance and asset accumulation and retirement income products (life insurance, pensions and pension annuities), retail investment and unit trust products, and fund management services. Prudential in the United Kingdom primarily distributes these products through financial advisers, partnership agreements with other financial institutions, and direct marketing, by telephone, mail, internet and face-to-face advisers.

As at 31 December 2015, Prudential UK & Europe:

•	was one of the market leaders in the retirement income and the with-profits market(4) and
•	had total company assets of £175 billion on the balance sheet, comprising £104 billion within the with-profits sub-fund, £65 billion within shareholder-backed business and £6 billion in the Scottish Amicable Insurance Fund.

As at 31 December 2015, M&G:

•	had responsibility for £246 billion of investment on behalf of both internal and external clients; and
•	has been recognised for its investment expertise with awards across nearly all its asset categories in 2015, including Investment Manager of the Year at the European Pension Awards.

Group Strategy Overview

Our clear and consistent strategy utilises our capabilities, footprint and scale to serve the global savings of our customers and protection needs of an increasingly self-reliant Asian middle class to create long term value for our customer and our shareholders.

(2)	Source: Fourth Quarter 2015 SNL Financial
(3)	Source: Morningstar Annuity Research Center (MARC) Fourth Quarter 2015 Sales Report©. © Morningstar, Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.
(4)	Source: Association of British Insurers (ABI)

We focus on three markets: Asia, the US and the UK where we see continued growing demand for our products:

•	In Asia there is a growing and increasingly affluent middle class which by 2020 is forecast to become 1.9 billion people and represent over half of the global middle class. This group is increasingly wealthy but largely uninsured and have significant and growing savings, accumulation, health and protection needs.
•	The US ‘baby boomer’ generation is the wealthiest demographic in the global economy. Over the next 20 years they will be retiring at a rate of 10,000 per day, creating significant demand for solutions to best help retirees with their retirement challenges.
•	The UK has an ageing population which remains under-saved for the long-term. This will drive increasing demand for savings products and retirement income solutions which will provide opportunities for both life insurers and asset management.

To capture these opportunities we:

Focus on customers & distribution	Leverage strength & scale and proactively manage risk

Our customers are at the heart of the decisions we make. We focus on understanding our customers’ needs and requirements in each of our chosen markets as we believe that in order to do well for our shareholders we must first serve our customers.

We consistently develop our product portfolio, designing it around our customers’ needs and providing them with peace of mind, whether that be in relation to saving for retirement or insuring against the risks of illness, death or critical life events. Satisfied customers become our advocates, recommending our products and services to their friends and families.

Distribution plays a key role in our ability to reach, attract and retain these valued customers across our regions. Building out and diversifying our distribution capabilities helps ensure that we fully capitalise on the opportunities available to us in each of our regions.

Balance sheet strength and proactive risk management enable us to make good our promises to customers and are therefore key drivers of long-term value creation and relative performance. In spite of the challenging macroeconomic environment we continue to strengthen our capital position through generation of organic earnings and specific management actions, which since 2010 include:

•    Controlling sales of US variable annuities in a manner which appropriately balances value, volume, capital generation and balance sheet risk.

•    Longevity reinsurance and asset portfolio optimisation in our UK life businesses.

Allocate capital with discipline, focussing on long-term returns	Provide balanced metrics & disclosures
We rigorously allocate capital to the highest-return products and geographical locations with the shortest payback periods, in line with our risk appetite. This has had a positive and significant impact on our capital generative growing in-force portfolio and, in turn, has transformed the capital dynamics of our Group. This transformation enabled our business operations to remit £1,625 million to the Group in 2015, compared to £1,105 million in 2011.

We aim to have clarity and consistency internally and externally in the performance indicators that drive our businesses. Alongside this we develop our financial disclosures to enable our stakeholders to fairly assess our long-term performance. We have three main objectives:

•    to demonstrate how we generate profits under the different accounting regimes;

•    to show how we think about capital allocation via measures that highlight the returns we generate on capital invested in new business; and

•    to highlight the cash generation of our business, which over time is the ultimate measure of performance.

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

Asian Business

Life Insurance

Introduction

Prudential has built a well-diversified Asian platform that matches our distribution and product strengths to each market’s long-term opportunities in the life sector and maximises our asset gathering capabilities in the region’s investment management industry.

Asia’s economic transformation continues to generate material increases in personal wealth and drives significant demand for solutions to individuals’ financial planning needs. During 2015, macro-economic and geopolitical turbulence continued to create some challenges but the long-term potential remains compelling.

The degree of state-sponsored financial provision for healthcare and other social services varies by market, but is typically very basic and it is widely appreciated that the private sector has a very important complementary role. Protection gaps remain high and the regulators have tasked the industry with improving levels of financial literacy and addressing this issue. Consequently, the regulations governing the industry continue to evolve in largely positive ways with good outcomes for customers and shareholders.

There is a healthy competitive environment with a good mix of domestic, regional and international companies operating in the markets. However, barriers to entry remain high in terms of the availability of new licences, the need for a significant capital investment and the challenges in building distribution scale and quality.

Given the low penetration rates of insurance and investment products we see considerable growth opportunities over the long term.

Asia (excluding Japan) is leading the world in terms of GDP growth. In the period 2014 to 2020, it is expected to generate around US$7.0 trillion(5) of new GDP, more than the US and the other advanced economies combined.

Economic growth is contributing to the rapid increase of the Asian middle class. Between 2010 and 2020 it is estimated that there will be over 700 million people who will have risen from rural subsistence to middle-class lifestyles. Families are getting smaller, life expectancies are lengthening and the incidence of chronic diseases is increasing significantly.

As people move into the middle class, their increased wealth and higher income give them the opportunity to make financial plans for the first time. Typically the priority is to provide protection for their families and establish a regular savings plan through a life insurance policy.

Social welfare provisions vary by market in Asia but generally fall well below the levels people need to sustain their families’ lifestyle in the event of a personal tragedy such as the diagnosis of a critical illness. Also, while basic medical services may be provided by the state, there can be a high level of out-of-pocket expenses, creating demand for financial solutions to significantly improve an individual’s experience through access to private medical services. Therefore, critical illness and medical riders are popular additions to life insurance policies.

Traditionally, Asians would have relied on their children to provide for them in their retirement but with family sizes decreasing people are increasingly making their own financial provisions and life insurance policies are a popular part of a retirement plan.

Once the savings and protection solutions are in place there is the opportunity to invest. Single premium insurance policies are also important in more developed markets and it is likely that customers will increasingly seek access to different asset classes through mutual funds as their wealth grows and financial needs become more sophisticated.

(5)	Prudential estimates based on IMF data – October 2013

Although Prudential has been operating in Asia for over ninety years we began building our business in earnest in 1994 with the establishment of Prudential Corporation Asia (PCA). Since then PCA has entered new markets, added considerable agency scale and launched bank distribution, developed product capabilities—particularly unit-linked with protection—and built a customer-centric brand anchored on the tag line ‘Always Listening, Always Understanding’.

Today PCA is focused on leveraging this platform to grow in a disciplined way for the benefit of our customers, shareholders and communities. Success is defined by metrics that ensure we deliver both volume, value and good service.

Each market is unique and our overarching regional strategy is very specifically tailored to the opportunities that reflect the many differences in each country including its stage of economic development, cultural preferences, regulation, the competitive landscape and our own risk appetite.

Prudential in Asia has over 14 million life insurance customers and over 22 million in-force policies. We actively monitor customer satisfaction levels across multiple indicators but key statistics are the numbers of customers who keep their policies, (our retention rate is over 90 per cent) and the number of customers who buy more policies from us (in 2015 a significant portion of sales were from existing customers) reflecting the success of our advice-driven approach and that customers appreciate the value of the products we provide.

Innovations in service are also important to customer satisfaction. Some are technology based such as e-submissions (up 35 per cent in 2015) and automated underwriting, but a key component is also innovation with the ‘human touch’ such as Singapore’s PRUhealthcare assist.

Prudential is a committed member of the communities where we operate and through the Prudence Foundation, we drive social responsibility activities, with a focus on providing disaster relief, promoting financial literacy and children’s education.

During 2015, Prudential extended its highly successful children’s financial literacy programme, ‘Cha-Ching’ and recently launched the second stage of the SafeSteps programme focusing on road safety with ambassador Michelle Yeoh.

Distribution

Prudential in Asia is well positioned in terms of its scale and diversity of distribution. Over 500,000 agents produce the majority of the sales with the remainder mainly coming from bancassurance that includes exclusive agreements with Standard Chartered Bank, UOB and Thanachart. At the core of our distribution model is face-to-face interaction with customers that delivers high quality, needs-based advice.

Despite our strong progress over the last decade, insurance penetration in the markets in which we operate remains low and the demand for savings, health and protection products from a growing middle class continues to be high. Our scale and scope in the region, combined with proven operational expertise, enables us to execute precisely on strategic growth opportunities, invest in building the business through the economic cycle and remain flexible to resist market pressure for products we consider to be less attractive. This approach will, from time to time, lead to fluctuations in sales at a country level but allows us to conserve value without compromising the overall regional delivery.

In 2015 our sales performance continued to benefit from our broad-based multi-channel distribution platform, new product launches and continued actions to improve both distribution scale and productivity. Agency sales were strong across the region, reflecting continued investment in agency manpower and an improvement in average agent productivity. Our core bank partnerships continue to make good progress, led primarily by those with Standard Chartered Bank.

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

Unit-linked products combine savings with protection, with the cash value of the policy depending on the value of the underlying unitised funds. Since the end of 2014, Prudential is offering unit-linked products in all markets except Cambodia. However, given the recent volatility in the financial markets, we have seen a shift towards non-linked products. With unit-linked products, shareholders receive the profits arising from managing the policy, its investments and the insurance risk. Policyholders within the underlying unitised fund receive investment gains.

Participating products provide savings with protection where the basic sum assured can be enhanced by a profit share (or bonus) from the underlying fund as determined at the discretion of the insurer. Policyholder and insurer share the profits from participating policies.

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

Our product portfolio is tailored to suit the savings and protection needs of customers in each market.

For example in markets such as Indonesia and Malaysia there is a high demand for regular premium unit-linked policies that provide coverage for hospital and surgical and critical illnesses combined with savings for items such as children’s education. In Hong Kong there is high demand for participating products where the smoothed investment returns are particularly appealing as part of a broader financial plan.

New Business Premiums

In 2015, total sales of insurance products were £4,761 million, up 11 per cent from 2014 (£4,282 million). Of this amount, regular premium insurance sales increased 31 per cent to £2,641 million and single premium insurance sales decreased 7 per cent to £2,120 million.

The following table shows Prudential’s Asian life insurance new business premiums by territory for the periods indicated.

	Actual Exchange Rate*
Single premiums	2015 £m	2014 £m	2013 £m
Hong Kong	546	419	326
Indonesia	230	280	303
Malaysia	100	117	114
Philippines	146	121	193
Singapore	454	677	571
Thailand	69	92	66
Vietnam	6	4	2
South East Asia operations including Hong Kong	1,551	1,710	1,575
China (Prudential’s 50% interest in joint venture with CITIC)	308	239	114
Korea	182	212	311
Taiwan	45	83	102
India (Prudential’s 26% interest in joint venture with ICICI Bank)	34	28	34
Total	2,120	2,272	2,136

Regular premiums	2015 £m	2014 £m	2013 £m
Cambodia	8	3	1
Hong Kong	1,158	603	455
Indonesia	303	357	445
Malaysia	201	189	197
Philippines	44	39	34
Singapore	264	289	304
Thailand	88	74	61
Vietnam	82	61	54
South East Asia operations including Hong Kong	2,148	1,615	1,551
China (Prudential’s 50% interest in joint venture with CITIC)	111	81	71
Korea	123	92	82
Taiwan	127	116	107
India (Prudential’s 26% interest in joint venture with ICICI Bank)	132	106	100
Total	2,641	2,010	1,911

	2015 £m	2014 £m	2013 £m
Total	4,761	4,282	4,047
*	Actual Exchange Rate (AER) for translating new business premiums are actual historical exchange rates for the specific accounting period, being the average rates over the accounting period shown.

Reserving

The overarching principles for measuring IFRS liabilities under the Group’s accounting policies stem from the broad requirements of the ABI statement of Recommended Practice which underpinned the predecessor accounting to IFRS, the Modified Statutory Basis, which codified the UK application of the Insurance Accounts Directive.

The policyholder liabilities for businesses in Asia are determined in accordance with methods prescribed by local GAAP adjusted to comply, where necessary, with the Modified Statutory Basis. A gross premium valuation method is used in those countries where a risk-based capital framework is adopted for local solvency. For operations in India, Taiwan and, up to 2015, Japan, the local GAAP is not appropriate as a starting point in the context of the Modified Statutory Basis and instead, the accounting for insurance contracts is based on US GAAP. Further information is given in Item 18 (Note C.4.2).

Eastspring Investments

Eastspring Investments, Prudential’s asset management business in Asia, manages investments for Prudential’s Asia, UK and US life companies and also has a broad base of third-party retail and institutional clients.

The asset mix is well balanced with 50 per cent equities, 43 per cent fixed income and 7 per cent money market. Around 54 per cent of funds have outperformed their benchmarks over a three year period. Eastspring has been building expertise in infrastructure, negotiated credit and quantitative investment capabilities.

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

The mutual fund industry continues to diversify its investments, with expectations for increasing volumes of net flows over the coming years. Bank distribution continues to be important in most markets in Asia, with Prudential having established strong relationships with both regional and local banks and placing significant emphasis on providing good service. Prudential’s Asian asset management business is also growing its third party institutional and pension fund management business.

Products

Eastspring Investments offers mutual fund investment products primarily in India, Taiwan, Japan, Singapore, Malaysia, Hong Kong, Korea, Vietnam, China and Indonesia, thus enabling customers to participate in debt, equity and money market investments across the region.

Net flows and funds under management

Eastspring Investments levies management fees on assets under management and in some countries transaction charges (initial and/or surrender depending on the type of fund and the length of the investment) and also a service charge based on assets under management. The charges vary by country and fund, with money market style funds generally having the lowest charges and equity funds the highest. Eastspring Investments also levies performance related fees on certain funds, particularly institutional mandates and life funds, if the investment performance exceeds the pre-agreed benchmark(s).

Despite significant volatility in capital markets, Eastspring Investments, our Asia asset management business, delivered strong results in 2015 with record third-party net inflows of £6.0 billion, up 11 per cent on 2014. The businesses benefited from robust inflows into equity funds, including Asian equity funds in Japan, strong investment performance in Korea and India driving excellent domestic flows and healthy net inflows into bond funds from our joint ventures in China and India. Total funds under management at 31 December 2015 were a record £89.1 billion, up 16 per cent on the prior year as a result of net inflows from both our third party and our life businesses.

The following table shows funds managed by Eastspring Investments at the dates indicated.

	At 31 December £bn
	2015	2014	2013
Internal fund management	52.8	47.2	37.7
External fund management	36.3	30.1	22.2
Total	89.1	77.3	59.9

US Business

Prudential conducts its US insurance operations through Jackson National Life Insurance Company (‘Jackson’) and its subsidiaries. The US operations also include PPM Holdings, Inc. (‘PPM’), Prudential’s US internal and institutional investment management operation, and National Planning Holdings, Inc. (‘NPH’), Prudential’s US affiliated independent broker dealer network. As at 31 December 2015, Prudential’s US operations had more than 4.1 million policies and contracts in effect and PPM managed approximately £71.8 billion of assets. In 2015, new business premiums totalled £17,286 million.

Jackson’s subsidiaries at 31 December 2015 included Curian Capital, LLC, a registered investment advisor. In 2015, Jackson announced that Curian would no longer accept new business effective from 31 July 2015. Curian continues to actively manage existing accounts into 2016 to allow for the transition of accounts, but will have substantially exited the business by the end of the first quarter of 2016.

Jackson

Jackson is a leading provider of retirement income and savings solutions in the mass and mass-affluent segments of the US market, primarily to retirees and those planning for retirement. It offers products that help people plan for their retirement, and offers products with specialised features and guarantees to meet customers’ needs. By seeking to add value to both the representatives who sell Jackson products, and to their customers, Jackson has built a strong position in the US retirement savings and income market with an over four-fold increase in variable annuity sales over the past decade. Over the same period, Jackson improved its total annuity market share from 3.4 per cent in 2005 to 10.4 per cent in 2015 and moved from 12th in total annuity sales to 1st(6).

Prudential’s strategy in the US is well established and continues to focus on:

•	Capitalising on ‘baby boomer’ retirement opportunities
•	Maintaining a balanced product suite throughout the economic cycle
•	Streamlining operating platforms, driving further operational efficiencies
•	Conservative, economic based approach to pricing and risk management

Jackson’s long-term strategy is focused on profitable growth opportunities created by the demand for retirement income and accumulation products in the world’s largest retirement market. We take a disciplined approach by leveraging our distinctive distribution capabilities and asset liability management expertise to offer prudently-priced annuity products aligned with our risk appetite. There continues to be strong consumer demand for our products. We continue to respond to this demand with product innovation and distribution strategies that meet the needs of a growing retirement population while generating shareholder value. With a long-term focus on balancing the needs of multiple stakeholders, Jackson has forged a solid reputation and built strong relationships based upon its financial stability, innovative and creative products and market-leading advisor support.

Our relentless pursuit of excellence has earned us a leading position in the industry.

In 2015, we continued to see significant changes across the competitive landscape. Sales in the annuity industry were marginally down comparing the first nine months of 2015 (latest available data) to the same period in 2014, and total industry variable annuity sales were also slightly down. These results partially reflect the headwinds the industry faced in 2015 including market volatility and unknown regulatory outcomes.

Competitors continued to make product changes across many segments and we noted competitors evolving across product categories. In 2015, we saw more competitors join the fixed index annuities space. In many cases they offered living benefits on their products in an attempt to compete with variable annuities. In addition, some insurers have made changes to the fund platforms within their variable annuity products, requiring managed volatility funds with a living benefit guarantee which purportedly protect annuity customers from downside market risks. There are now seventeen Investment Only Variable Annuity (IOVA) products that compete directly with Elite Access, our variable annuity product with no guarantee benefits. The majority of those competitors have added guaranteed benefits to the IOVA products. Elite Access still commands a significant market share with strong sales in 2015.

(6)	Source: Fourth Quarter 2015 Life Insurance and Market Research Association.

Despite positive demographic trends and the needs of retirees, these competitive activities, market volatility and regulatory headwinds have impacted the industry and further market share adjustments have resulted as customers and distributors seek insurers like Jackson that offer consistency, stability and financial strength.

In addition to the uneven economic conditions in 2015, the insurance industry continues to deal with an evolving regulatory landscape and a multitude of initiatives. Many of these initiatives began in response to the financial crisis over eight years ago and were focused on the broader financial services industry. Within the insurance industry, we continue to see changes in supervisory structures, new global group supervision and capital standards and a focus on the reduction of ‘systemic risk’.

More recently, the US Department of Labor (DOL) issued a series of new rules and amendments introducing new fiduciary obligations for distributors of investment products to holders of certain retirement/qualified retirement accounts. The industry is now dealing with a regulatory initiative that will significantly impact the delivery of advice to our customers. Prior to the rules being finalised, as a leader in the industry, we spent many hours with a wide variety of stakeholders to highlight the issues and to ensure that lawmakers and regulators understood the impact of what was proposed and the consequences it may have on various segments of the retirement market. With the rules only recently finalised, it will take some time to form a view on the impact of the new DOL rules to Jackson’s business.

Jackson has a good track record of navigating and, at times, benefiting from changes in the regulatory environment. This remains our mindset as we work to meet the needs of all of our stakeholders.

We support our industry-leading product development and distribution teams with award-winning customer service. Jackson was awarded by Service Quality Measurement Group, Inc. ‘World Class Certification’ in customer satisfaction and received the ‘Highest Customer Satisfaction by Industry’ award, achieving the top rating for the financial industry, for the tenth consecutive year.

High-quality information technology systems are critical for providing award-winning customer service. We leverage technology to enhance processing quality and reduce the time required to process new business and commissions. The flexibility of our information technology systems contributes to our ability to manufacture, distribute and service an unbundled product design unique to the industry. The focus on our operational platforms, and the efficiencies achieved as a result, has provided us with among the lowest general and administration expense to asset ratio relative to competitors.

Jackson operates within a well-defined risk framework aligned with the overall Prudential Group risk appetite. The type and number of products we sell remains balanced. Our conservative and disciplined economic approach to pricing is designed to achieve both adequate returns on our products and sufficient resources to support our hedging programme.

Our hedge philosophy has not changed in 2015. Jackson is able to aggregate financial risks across the company, obtain a unified view of our risk positions, and actively manage net risks through an economically-based hedging program. A key element of our core strategy is to protect the company from severe economic scenarios while maintaining adequate regulatory capital. We benefit from the fact that the competitive environment continues to favour companies with robust financial strength and a demonstrated track record of financial discipline, both key elements of our long-term strategy.

Products

Jackson develops and distributes products that address the retirement needs of our customers through various market cycles. These products include variable annuities, fixed annuities and fixed index annuities.

Among the main attractions of a variable annuity product are the optional lifetime guarantee whereby customers can access a stream of payments with downside protection, while still being able to invest in a broad range of assets, and the benefit of tax deferral on the investment growth within the product. The breadth of our product offering, strength of our distribution relationships, as well as our ability to maintain financial stability through the 2008 financial crisis and remain as a consistent presence within the market, has resulted in Jackson being the number one(7) writer of variable annuities in the US.

(7)	LIMRA/Secure Retirement Institute, U.S. Individual Annuities Sales Survey (Q4 2015). Jackson is ranked first in total Variable Annuities sales out of 44 participating companies in LIMRA’s quarterly survey as of 4Q YTD 2015.

As of fourth quarter of 2015, Jackson offers three of the top ten best-selling variable annuity products across the industry(8). Additionally, Jackson’s success with the development, launch and execution of Elite Access demonstrates the depth and strength of our creative and distribution capabilities in the industry. We now command a leading position in a market we were not operating in prior to 2012. Elite Access is the third best-selling variable annuity product in the US(8).

The strength of our product development capabilities continues to support the diversification of our product mix with the sale of variable annuities with living benefit guarantees remaining in line with our risk appetite in 2015. As expected, in the current historically low interest rate environment, variable annuities continue to outsell fixed rate products. While sales of fixed annuities have been lower in recent years, fixed index annuities increased 15 per cent from 2014. These products still make up a significant portion of our balance sheet and earnings.

Jackson stopped selling traditional life insurance products in 2012; however, we continue to look for opportunistic ‘bolt on’ acquisitions to further diversify our earnings and balance sheet risks. In the past, these disciplined acquisitions have shaped Jackson’s earnings while helping to diversify Jackson’s overall risk profile.

We continue to proactively balance value, volume, capital and balance sheet strength across our suite of product offerings, which allows us to compete effectively throughout the economic cycle.

The following table shows total new business premiums in the United States by product line and distribution channel for the periods indicated. Total new business premiums include Jackson’s deposits for investment contracts with limited or no life contingencies.

	Actual Exchange Rate
	Year Ended 31 December £m
	2015	2014	2013
By Product
Annuities
Fixed annuities
Fixed interest rate	462	512	533
Fixed index	458	370	907
Immediate	15	15	22
Variable annuities	11,977	10,899	10,795
Elite Access (Variable annuities)	3,144	3,108	2,585
Total	16,056	14,904	14,842
Life insurance		-	2
Institutional products
GICs, funding agreements and Federal Home Loan Bank of Indianapolis (FHLBI) funding agreements	1,230	651	868
Total	17,286	15,555	15,712
By Distribution Channel
Independent broker dealer	10,145	9,521	8,717
Bank	2,730	2,394	3,053
Regional broker dealer	2,634	2,477	2,527
Independent insurance agents	547	512	546
Institutional products	1,230	651	868
Captive agents	-	-	1
Total	17,286	15,555	15,712

Of the total new business premiums of £17,286 million in 2015 (2014: £15,555 million; 2013: £15,712 million), £16,056 million (2014: £14,904 million; 2013: £14,842 million) were single premiums, nil (2014: nil; 2013: £2 million) were regular premiums and £1,230 million (2014: £651 million; 2013: £868 million) were institutional product premiums.

(8)	©2016 Morningstar Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers: (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results. Morningstar Annuity Research Center 4QYTD15 variable annuity sales by contract.

Annuities

Fixed Annuities

Fixed Interest Rate Annuities

In 2015, fixed interest rate annuities accounted for 3 per cent (2014: 3 per cent) of total new business premiums and 9 per cent (2014: 9 per cent) of policy and contract liabilities of the US operations. Fixed interest rate annuities are primarily deferred annuity products that are used for asset accumulation in retirement planning and for providing income in retirement. They permit tax-deferred accumulation of funds and flexible payout options.

The contract holder of a fixed interest rate annuity pays Jackson a premium, which is credited to the contract holder’s account. Periodically, interest is credited to the contract holder’s account and in some cases administrative charges are deducted from the contract holder’s account. Jackson makes benefit payments at a future date as specified in the contract based on the value of the contract holder’s account at that date. On more than 93 per cent (2014: 93 per cent) of in-force business, Jackson may reset the interest rate on each contract anniversary, subject to a guaranteed minimum, in line with state regulations. When the annuity matures, Jackson either pays the contract holder the amount in the contract holder account or begins making payments to the contract holder in the form of an immediate annuity product. This latter product is similar to a UK annuity in payment.

At 31 December 2015, Jackson had fixed interest rate annuities totalling £12.1 billion (US$17.8 billion) (2014: £11.7 billion (US$18.3 billion)) in account value with minimum guaranteed rates ranging from 1.0 per cent to 5.5 per cent and a 3.00 per cent average guaranteed rate (2014: 1.0 per cent to 5.5 per cent and a 3.03 per cent average guaranteed rate).

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

Approximately 62 per cent (2014: 57 per cent) of the fixed interest rate annuities Jackson wrote in 2015 provide for a market value adjustment (‘MVA’) that could be positive or negative on surrenders in the surrender period of the policy. This formula-based adjustment approximates the change in value that assets supporting the product would realise as interest rates move up or down. The minimum guaranteed rate is not affected by this adjustment. While the MVA feature minimizes the surrender risk associated with certain fixed interest rate annuities, Jackson still bears a portion of the surrender risk on policies without this feature, and the investment risk on all fixed interest rate annuities.

Fixed Index Annuities

Fixed index annuities accounted for 3 per cent (2014: 2 per cent) of total new business premiums in 2015 and 6 per cent (2014: 6 per cent) of Jackson’s policy and contract liabilities. Fixed index annuities vary in structure, but generally are deferred annuities that enable the contract holder to obtain a portion of an equity-linked return (based on participation rates and caps) and provide a guaranteed minimum return. These guaranteed minimum rates are generally set at 1.0 per cent to 3.0 per cent on index funds. At 31 December 2015, Jackson had fixed index annuities allocated to index funds totalling £6.4 billion (US$9.5 billion) (2014: £6.3 billion (US$9.8 billion)) in account value with minimum guaranteed rates on index accounts ranging from 1.0 per cent to 3.0 per cent and a 1.79 per cent average guaranteed rate (2014: 1.0 per cent to 3.0 per cent and a 1.83 per cent average guaranteed rate). Jackson also offers fixed interest accounts on some fixed index annuity products. At 31 December 2015, fixed interest accounts on fixed index annuities totalled £1.9 billion (US$2.8 billion) (2014: £1.8 billion (US$2.8 billion)) in account value with minimum guaranteed rates ranging from 1.0 per cent to 3.0 per cent and a 2.52 per cent average guaranteed rate (2014: 1.0 per cent to 3.0 per cent and a 2.53 per cent average guaranteed rate).

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

Jackson hedges the equity return risk on fixed index products using offsetting equity exposure in the variable annuity product. The cost of these hedges is taken into account in setting the index participation rates or caps. Jackson bears the investment risk and a portion of the surrender risk on these products.

Immediate Annuities

In 2015, immediate annuities accounted for less than one per cent (2014: less than one per cent) of total new business premiums and one per cent (2014: one per cent) of Jackson’s policy and contract liabilities. Immediate annuities guarantee a series of payments beginning within a year of purchase and continuing over either a fixed period of years and/or the life of the contract holder. If the term is for the life of the contract holder, then Jackson’s primary risks are mortality and reinvestment. This product is generally used to provide a guaranteed amount of income for contract holders and is used both in planning for retirement and in retirement itself. The implicit interest rate on these products is based on the market conditions that exist at the time the policy is issued and is guaranteed for the term of the annuity.

Variable Annuities

In 2015, variable annuities accounted for 87 per cent (2014: 90 per cent) of total new business premiums and 70 per cent (2014: 69 per cent) of Jackson’s policy and contract liabilities. Variable annuities are deferred annuities that have the same tax advantages and payout options as fixed interest rate and fixed index annuities. They are also used for asset accumulation in retirement planning and to provide income in retirement.

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

At 31 December 2015, Jackson had variable annuity funds in fixed accounts totalling £5.5 billion (US$8.1 billion) (2014: £4.4 billion (US$6.8 billion)) with minimum guaranteed rates ranging from 1.0 per cent to 3.0 per cent and a 1.70 per cent average guaranteed rate (2014: 1.0 per cent to 3.0 per cent and a 1.81 per cent average guaranteed rate).

Jackson offers a choice of guaranteed benefit options within its variable annuity product portfolio, which customers can elect for additional fees. These guaranteed benefits might be expressed as the return of either a) total deposits made to the contract adjusted for any partial withdrawals, b) total deposits made to the contract adjusted for any partial withdrawals, plus a minimum return, or c) the highest contract value on a specified anniversary date adjusted for any withdrawals following that contract anniversary. These options include the guaranteed minimum death benefits (‘GMDB’), which guarantee that, upon death of the owner, the beneficiary receives at least the minimum value regardless of past market performance. In addition, there are three other types of guarantees: guaranteed minimum withdrawal benefits (‘GMWB’), guaranteed minimum accumulation benefits (‘GMAB’) and guaranteed minimum income benefits (‘GMIB’). GMWBs provide a guaranteed return of the minimum value by allowing for periodic withdrawals that are limited to a maximum percentage of the initial premium. One version of the GMWBs provides for a minimum annual withdrawal amount that is guaranteed for the contract holder’s life without annuitisation. GMABs generally provide a guarantee for a return of the defined minimum value after a specified period. Jackson no longer offers GMABs. GMIBs provide for a minimum level of benefits upon annuitisation regardless of the value of the investments underlying the contract at the time of annuitisation. Jackson no longer offers GMIBs, with existing coverage being substantially reinsured with an unaffiliated reinsurer.

As the investment return on the separate account assets is attributed directly to the contract holders, Jackson’s profit arises from the fees charged on the contracts, less the expenses incurred, which include the costs of hedging and eventual payment of any guaranteed benefits. In addition to being a profitable book of business, the variable annuity book also provides an opportunity to utilise the offsetting equity risk among various lines of business to effectively manage Jackson’s equity exposure. Jackson believes that the internal management of equity risk coupled with the utilisation of external derivative instruments where necessary, continues to provide a cost-effective method of managing equity exposure.

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

Elite Access, launched in 2012, is a variable annuity without guarantees, offering customers tax deferred growth and access to a wide range of alternative investments, which were previously unavailable to retail investors. In less than four years after its launch, Elite Access is the third(8) best-selling variable annuity product in the US. As of fourth quarter 2015, Jackson offers three of the top ten best-selling variable annuity products in the industry.

The success of Elite Access has helped increase the diversification of Jackson’s product mix with a substantial portion of its 2015 variable annuities sales not featuring living benefit guarantees. As a percentage of total sales, variable annuities with living benefit guarantees were broadly in line with 2014.

Aggregate distribution of account values

The table below shows the distribution of account values for fixed annuities (fixed interest rate and fixed index) and variable annuities fixed options within the range of minimum guaranteed interest rates as described above as at 31 December 2015 and 2014:

	Account value £m
Minimum guaranteed interest rates - annuities	2015	2014
1.0%	5,563	3,927
> 1.0% - 2.0%	7,670	7,887
> 2.0% - 3.0%	9,586	9,365
> 3.0% - 4.0%	1,263	1,239
> 4.0% - 5.0%	1,639	1,567
> 5.0% - 5.5%	212	207
Total	25,933	24,192

Life Insurance

Background

Jackson discontinued new sales of life insurance products in 2012. Jackson’s life insurance products accounted for none of the total new business premiums in either 2015 or 2014 and 11 per cent (2014: 12 per cent) of Jackson’s policy and contract liabilities in 2015. Life products include term life and interest sensitive life (universal life and variable universal life.) Term life provides protection for a defined period and a benefit that is payable to a designated beneficiary upon death of the insured. Universal life provides permanent individual life insurance for the life of the insured and includes a savings element. Variable universal life is a type of life insurance policy that combines death benefit protection with the ability for the contract holder account to be invested in separate account funds. Jackson’s life insurance book has delivered consistent profitability, driven primarily by positive mortality and persistency experience. For certain fixed universal life plans, additional provisions are held to reflect the existence of guarantees offered in the past that are no longer supported by earnings on the existing asset portfolio, or for situations where future mortality charges are not expected to be sufficient to provide for future mortality costs.

(8)	©2016 Morningstar Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers: (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results. Morningstar Annuity Research Center 4QYTD15 variable annuity sales by contract.

Aggregate distribution of account values

Excluding the business formally of the REALIC operations acquired in 2012 that is subject to the retrocession treaties, at 31 December 2015, Jackson had interest-sensitive life business in force with total account value of £6.1 billion (US$9.0 billion) (2014: £5.9 billion (US$9.3 billion)), with minimum guaranteed interest rates ranging from 2.5 per cent to 6.0 per cent with a 4.66 per cent average guaranteed rate (2014: 2.5 per cent to 6.0 per cent with a 4.65 per cent average guaranteed rate). The table below shows the distribution of the interest-sensitive life business’ account values within this range of minimum guaranteed interest rates as at 31 December 2015 and 2014:

	Account value £m
Minimum guaranteed interest rates	2015	2014
> 2.0% - 3.0%	204	195
> 3.0% - 4.0%	2,322	2,265
> 4.0% - 5.0%	2,023	1,971
> 5.0% - 6.0%	1,574	1,514
Total	6,123	5,945

Institutional Products

Institutional products consist of traditional guaranteed investment contracts (‘GICs’), funding agreements (including agreements issued in conjunction with Jackson’s participation in the US Federal Home Loan Bank of Indianapolis (‘FHLBI’) programme) and Medium-Term Note funding agreements. In 2015, institutional products accounted for 7 per cent (2014: 4 per cent) of total new business premiums and 3 per cent (2014: 3 per cent) of Jackson’s policy and contract liabilities. The GICs are marketed by Jackson’s institutional products department to defined contribution pension and profit sharing retirement plans. Funding agreements are marketed to institutional investors, including corporate cash accounts and securities lending funds, as well as money market funds, and are issued to the FHLBI in connection with its programme. Jackson makes its profit on the spread between the yield on its investments and the interest rate credited to contract holders.

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

Funding Agreements

Under a funding agreement, the contract holder either makes a lump sum deposit or makes specified periodic deposits. Jackson agrees to pay a rate of interest, which may be fixed or a floating short-term interest rate linked to an external index. Interest is paid quarterly to the contract holder. The duration of the funding agreements range between one and thirty years. At the end of the specified term, contract holders may re-deposit the principal in another funding agreement.

Typically, brokerage accounts and money market mutual funds are required to invest a portion of their funds in cash or cash equivalents to ensure sufficient liquidity to meet their customers’ requirements. The funding agreements permit termination by the contract holder on seven to 90 days notice, and thus qualify as cash equivalents for the clients’ purposes. In 2015 and 2014, there were no funding agreements terminable by the contract holder with less than 90 days notice.

Jackson is a member of the FHLBI. Membership allows Jackson access to advances from FHLBI that are collateralised by mortgage related assets in Jackson’s investment portfolio. These advances are in the form of funding agreements issued to FHLBI.

Medium Term Note Funding Agreements

Jackson has also established European and global medium-term note programmes. The notes offered may be denominated in any currency with a fixed or floating interest rate. Notes are issued to institutional investors by a special purpose vehicle and are secured by funding agreements issued by Jackson. Jackson’s medium-term note sales totalled £1,030 million in 2015 (2014: £485 million).

Distribution and Marketing

Jackson distributes products in all 50 states of the United States and in the District of Columbia, although not all products are available in all states. Operations in the state of New York are conducted through a New York insurance subsidiary. Jackson markets its retail products primarily through advice based distribution channels, including independent agents, independent broker-dealer firms, regional broker-dealers, wirehouses, and banks.

Our distribution teams set us apart from our competitors. Jackson’s wholesaling force is the largest in the industry, supporting thousands of advisors across multiple channels and distribution outlets.

Our wholesalers provide extensive training to these advisors. In 2015, we led the industry with the highest level of sales efficiency with gross sales per wholesaler 32 per cent higher than the nearest competitor.

Independent Agents and Broker Dealers

National Planning Holdings, an affiliate of Jackson, is the sixth(9) largest independent broker-dealer network in the US. Leveraging the collective strength of the four broker-dealers within the network, National Planning Holdings is able to meet the specific needs of three key distribution channels: independent representatives, financial institutions, and tax and accounting professionals. We offer registered representatives and investment advisors access to industry-leading mutual fund/asset management companies, insurance carriers, and to thousands of brokerage products. National Planning Holdings provides significant benefits for Jackson by offering Jackson products and providing market intelligence.

Jackson’s wholesalers meet directly with independent broker dealers and financial planners and are supported by an extensive internal sales staff. At 31 December 2015, Jackson had active selling agreements with independent broker dealer organisations throughout the United States providing access to more than 70,800 appointed representatives. Jackson provides training for its broker dealers and also provides them with product information and sales materials.

Regional Broker Dealers

Jackson’s Regional Broker Dealer (‘RBD’) team provides dedicated service and support to regional brokerage firms and wirehouses. Regional broker dealers are a hybrid between independent broker dealers and wirehouses. Like representatives who work for wirehouses, financial representatives at regional broker dealers are actual employees of the firm. However, unlike wirehouses, RBD firms have limited institutional investment banking services. The RBD team develops relationships with regional firms throughout the US and provides customised materials and support to meet their specialised advisory needs.

Jackson’s RBD team also provides support for the wirehouse channel, which produced £2.1 billion of premium in 2015.

Jackson’s RBD team supports more than 39,400 representatives in regional broker dealers and wirehouses.

Banks, Credit Unions and Other Financial Institutions

Jackson’s Institutional Marketing Group distributes annuity products through banks, credit unions and other financial institutions and through third party marketing organisations that serve these institutions. Jackson is a leading provider of annuities offered through banks and credit unions and at 31 December 2015 had access to more than 32,000 financial institution representatives through existing relationships with banks and credit unions. Jackson has established distribution relationships with medium sized regional banks, which it believes are unlikely to develop their own insurance product capability.

(9)	Paikert, C. (2015). New Paths to Scale. Financial Planning. June 2015.

Independent Broker Dealers

Jackson’s retail distribution is managed by Prudential’s independent broker dealer network, NPH, which is described in more detail above. NPH had more than 3,400 registered representatives at the end of 2015.

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

Jackson segregates its investment portfolio for certain investment management purposes, and as part of its overall investment strategy, into four portfolios: life and fixed annuities without market value adjustment, fixed annuities with market value adjustment, fixed index annuities and institutional liabilities. The portfolios backing life and fixed annuities with and without market value adjustments and the fixed index annuities have similar characteristics and differ primarily in duration. The portfolio backing the institutional liabilities has its own mix of investments that meet more limited duration tolerances. Consequently, the institutional portfolio is managed to permit less interest rate sensitivity and has limited exposure to mortgage backed securities. At 31 December 2015, two per cent of the institutional portfolio was invested in residential mortgage backed securities.

The fixed-rate products may incorporate surrender charges, market value adjustments, two-tiered interest rate structures or other limitations relating to when policies can be surrendered for cash, in order to encourage persistency. As of 31 December 2015, 60 per cent of Jackson’s fixed annuity reserves had surrender penalties or other withdrawal restrictions. Substantially all of the institutional portfolio had withdrawal restrictions or market value adjustment provisions.

Fixed index annuities issued by Jackson also include an equity component that is hedged using the offsetting equity exposure in the variable annuity product. The equity component of these annuities constitutes an embedded derivative that is carried at fair value, as are other derivative instruments.

Guaranteed benefits issued by Jackson in connection with the sales of variable annuity contracts expose Jackson to equity risk as the benefits generally become payable when equity markets decline and contract values fall below the guaranteed amount. As discussed previously, the liability for certain of these benefits is carried at fair value with changes in fair value recorded in income. Jackson manages the exposure of the tail risk associated with the equity exposure using equity options and futures contracts, which are also carried at fair value. Jackson seeks to manage the economic risk associated with these contracts and, therefore, has not explicitly hedged its fair value risk as determined for IAS 39. In addition, certain benefits have mortality risk and are therefore precluded from being carried at fair value. As a result of these factors, the income statement may include a timing mismatch related to changes in fair value. However, as demonstrated during the economic crisis, subsequent rebound and recent volatility in the equity markets, Jackson’s hedges have effectively operated as designed.

Reserves

Except for certain non-insurance deposit-type accounts and as allowed under IFRS, Jackson uses reserves established on a grandfathered US GAAP basis as the basis for consolidation into Prudential’s IFRS accounts.

For the fixed interest rate and variable annuity contracts and institutional products, the reserve is the contract holder’s account value. For the fixed index annuities, the reserve is based on three components, 1) the imputed value of the underlying guaranteed host contract, 2) the fair value of the embedded option component of the contract, and 3) the liability for guaranteed benefits related to the optional lifetime income rider. For the immediate annuities, reserves are determined as the present value of future policy benefits. Mortality assumptions are based on company experience. Interest rate assumptions currently range from three per cent to eight per cent.

The IFRS accounting for guarantees on Jackson’s variable annuity contracts has a mixed measurement approach due to requirements of the guidance of the grandfathered US GAAP basis. GMWB ‘not for life’ contract features are fair valued under current US GAAP (similar to IAS 39) for embedded derivatives, with a capping feature to prevent early anticipation of expected fees for guarantees. However, the GMDB and GMWB ‘for life’ blocks of business are accounted for under US GAAP guidance related to valuing life-contingent guarantees, which does not, and is not intended to, fair value the liabilities.

For the traditional term life contracts, reserves for future policy benefits are determined using the net level premium method and assumptions as to mortality, interest, policy persistency and expenses. Interest rate assumptions range from two and one half per cent to six per cent. Persistency, mortality, and expense assumptions are based on Jackson’s experience.

For the interest sensitive and single premium life contracts, reserves approximate the contract holder’s account value.

Reinsurance

Jackson reinsures portions of the coverage provided by its life insurance products with other insurance companies under agreements of indemnity reinsurance. Indemnity reinsurance agreements are intended to limit a life insurer’s maximum loss on a large or unusually hazardous risk or to obtain a greater diversification of risk for the life insurer. Indemnity reinsurance does not discharge the original insurer’s primary liability to the insured. Jackson’s reinsured business is ceded to numerous unaffiliated reinsurers and, except as noted below, the amount of reserves ceded to any one reinsurer is not material to Jackson’s overall financial position. Typically, the reinsurers have an AM Best Co rating of A or higher.

As a condition to the REALIC acquisition and after receipt of all required regulatory approvals, REALIC entered into three retrocession reinsurance agreements with Swiss Re. Pursuant to these reinsurance agreements, REALIC ceded to Swiss Re on a 100 per cent coinsurance basis, subject to pre-existing reinsurance, certain blocks of business written or assumed by REALIC. The effective date of the three retrocession agreements was 1 July 2012. In addition and pursuant to these reinsurance agreements, Jackson holds certain assets, primarily in the form of policy loans and fixed maturities, as collateral. This collateral is reported as a funds held liability. The three retrocession agreements are further collateralized by Swiss Re assets held in trust accounts (total collateral exceeds the reinsurance recoverable).

At 31 December 2015, Jackson’s largest amount ceded to one reinsurer totalled £4.3 billion, which is primarily related to the retrocession reinsurance arrangements.

In force level premium term products are generally 90 per cent reinsured.

Jackson cedes the guaranteed minimum income benefit previously offered on variable annuities to an unaffiliated reinsurer.

Policy administration

Jackson provides a high level of administrative support for both new and existing contract holders. Jackson’s ability to implement new products quickly and provide quality customer service is supported by integrated computer systems that issue and administer complex life insurance and annuity contracts. Jackson continues to develop its fixed and variable annuity administration systems to enhance the service capabilities for both new and existing customers. The REALIC business is currently administered by third party administrators.

PPM

PPM is Prudential’s US institutional investment management operation, with its primary offices in Chicago and New York. PPM manages assets for Prudential’s US, UK and Asian affiliates. PPM provides affiliated and unaffiliated institutional clients with investment services including managing assets for separate accounts, US mutual funds and similar foreign pooled investment vehicles, a collateralised loan obligation and private equity funds. PPM’s strategy is focused on managing existing assets effectively, maximising the benefits derived from synergies with our international asset management affiliates, and leveraging investment management capabilities across the Group. PPM also pursues third-party mandates on an opportunistic basis.

UK Business

Introduction

As at 31 December 2015, Prudential’s UK business was structured into two business units, each focusing on its respective target customer markets. Prudential’s UK business units are Prudential UK & Europe (Prudential UK&E, providing insurance and investment products) and M&G (being the asset management business).

Prudential UK & Europe business overview

When compared to 2012 the UK pensions industry today is almost unrecognisable. Three years of unprecedented regulatory change has resulted in a structural marketplace shift in how customers view retirement with consumers being given greater flexibility to access their pension savings in retirement. Customers are engaging more frequently with their providers and the demand for financial advice and guidance is increasing. Those companies who are well-known, financially strong and create products and services to match the pension freedom needs and expectations of customers will prosper.

Prudential UK is well placed in this evolving marketplace. This is evident in our new business profile relative to a few years ago. Where once bonds and annuities were the dominant components of new business, since the emergence of greater post pension freedoms we have been writing more bond, ISA, pension saving and income drawdown business, and a significantly lower volume of annuity business, giving a better balance to our business portfolio.

The UK is the world’s fifth largest retail investment market. Wealth is concentrated in the 50+ age group with the younger generation of savers being typically less well-funded. In our target over- 50 demographic, the population growth rate is almost double the growth rate of the UK population as a whole and while the introduction of pension freedom reforms in April 2015 has fundamentally changed the way in which individuals can access their savings to help fund their income in retirement, the need to accumulate savings remains unchanged. These radical changes, when combined with our trusted brand and product capabilities, provide new and significant opportunities for the profitable and capital efficient growth of our business in the UK.

For over 167 years Prudential has been providing financial security to generations of UK customers through an unwavering focus on long-term value as evidenced by our longevity experience, multi-asset investment capabilities and our financial strength. Such attributes are highly sought after today by customers adjusting to pension freedoms and by financial advisers who require a brand they can trust to help secure dependable incomes in retirement for their clients. Our inherent brand strength, in combination with our range of market leading with-profits and retirement income products, continues to resonate more strongly than ever with customers and distributors. This is driving significant demand for our differentiated and market leading retirement solutions.

We continue to focus on meeting customer needs through the following actions:

•	providing products and retirement solutions perfectly tailored to help customers take advantage of the new pension freedoms;
•	broadening the ways in which customers can do business with us through financial adviser intermediaries, providing advice to customers in their homes through our 250 Prudential Financial Planning partners, or by telephone and increasingly online;

•	investing in technology that enables customers to engage more flexibly with us online;
•	enhancing access to our market leading PruFund investment range through an ISA wrapper;
•	introducing income drawdown specifically designed for the pension freedoms market; and
•	consistently committing to customer service improvement, which was recognised at the 2015 Financial Adviser Service Awards where we received the accolade of ‘Company of the Year’, for the first time, while also retaining our two 5-Star ratings in the Life & Pensions and Investment categories for the fifth consecutive year.

Our business in Poland has established a strong customer franchise, growing steadily since launching in 2013. Headquartered in Warsaw, the business now has 18 branches across the country and 597 financial planning consultants. Its success demonstrates our ability to build a new business franchise by applying our existing product and distribution expertise to a new market.

Prudential UK & Europe has a well-established franchise in its chosen markets which continues to drive strong growth and ongoing product demand among customers. The business is focused on delivering retail growth and the optimisation of in-force business. It will continue to develop retirement solutions based on the market-leading and differentiated PruFund range. Developments will be underpinned by the latest technology including the introduction of a new policy administration system to support the launch of a Retirement Account specifically designed for the post pension freedom marketplace.

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

With-profits policies are supported by a with-profits sub-fund and can be single premium (for example, Onshore Bonds) or regular premium (for example, certain pension products). Prudential UK&E’s primary with-profits sub-fund is part of The Prudential Assurance Company Limited (PAC). The return to shareholders on virtually all Prudential UK&E’s with-profits products is in the form of a statutory transfer to PAC shareholders’ funds. This is analogous to a dividend from PAC’s with-profits sub-fund, and is dependent upon the bonuses credited or declared on policies in that year. Prudential’s with-profits policyholders currently receive 90 per cent of the distribution from the main with-profits sub-fund as bonus additions to their policies, while shareholders receive 10 per cent as a statutory transfer.

We have a competitive advantage in with-profits with the market-leading PruFund proposition. Importantly for customers, our PruFund range provides smoothing in a volatile and uncertain investment environment. The strength of the proposition is reflected in the consistent growth we have experienced, both in terms of the number of customers invested and the assets under management. In addition to our customers, our shareholders also continue to benefit from the steady performance of our with-profits based products and the cash they generate. The performance of our with-profits fund has allowed us to add £2.0 billion to with-profits policies in the year and policyholders will typically see year-on-year increases of between 2 per cent and 4 per cent in accumulating with-profits policy values over the past year.

The Defined Charge Participating Sub-Fund (DCPSF) comprises the accumulated investment content of premiums paid in respect of the defined charge participating with-profits business issued in France and the defined charge participating with-profits business reassured into PAC from Prudential International Assurance plc and Canada Life (Europe) Assurance Ltd. It also includes the portfolio of with-profits annuity policies acquired from Equitable Life in 2007. All profits in this fund accrue to policyholders in the DCPSF.

The profits from almost all of the new non-participating business accrue solely to shareholders. Such business is written in PAC, or in various shareholder-owned direct or indirect subsidiaries. The most significant of these is Prudential Retirement Income Limited (PRIL), which writes conventional annuities including all new conventional annuities arising from vesting deferred annuity and personal pension policies in the with-profits sub-fund of PAC. There is also a substantial volume of in-force non-participating business in PAC’s with-profits sub-fund, part of which was originally written in that fund’s wholly owned subsidiary Prudential Annuities Limited (PAL). On 1 October 2014, the business of PAL transferred into PAC following a Part VII Transfer under the Financial Services and Markets Act 2000.

The significant reforms of the pensions industry announced by the UK Government, including removal of the requirement to purchase a pension annuity from April 2015, have resulted in an increasing proportion of customers deferring the decision to convert their pension savings into retirement income. Sales of individual annuities in 2015 were 46 per cent lower than in 2014, reflecting the market contraction since the UK Budget announcement These changes have also opened up opportunities for us to meet customer needs for alternative retirement solutions, including income drawdown. From April 2015 our Flexible Drawdown product has allowed customers to access income drawdown without limits from April 2015, and is suited to customers who want more choice over how they use their retirement savings for income. Our sales of income drawdown have almost trebled from 2014 levels to £1,024m in 2015 and our market share has doubled to 21%(10).

Prudential UK&E provides a comprehensive range of risk managed investments, including with-profits bonds, pensions and drawdown, which continue to outperform competitors’ propositions. We have continued to develop our with-profits proposition, enhancing the range of investment choices available to policyholders by launching the PruFund range of investments within an ISA wrapper in February 2015.

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

In 2013-2015, Prudential UK&E’s new business premiums by channels are as follows:

	Year Ended 31 December £m
	2015	2014	2013
Individual Annuities:
Direct & Partnerships	107	162	284
Intermediated	62	139	488
Internal Vesting*	396	764	1,305
Total Individual Annuities	565	1,065	2,077
Other Products:
Direct & Partnerships	980	702	661
Intermediated	5,589	3,370	2,301
Wholesale	1,508	1,710	275
Total Other Products	8,077	5,782	3,237
Department of Work and Pensions Rebates***	-	-	1
Total New Business Premiums (excluding PruHealth and PruProtect businesses)	8,642	6,847	5,315
PruHealth and PruProtect businesses**	-	23	26
Total New Business Premiums	8,642	6,870	5,341
*	Internal vesting business is classified as new business where the contracts include an open market option.
**	Following the disposal of Prudential’s 25 per cent interest in PruProtect and PruHealth in November 2014, the 2014 and 2013 comparatives have been adjusted to show the premiums of those businesses separately.
***	Discontinued from April 2012.

Direct and Partnerships

Direct distribution channels include the telephone, mail and internet, and focus on annuities, investments and protection products. Prudential UK&E’s direct advice

(10)	Source: ABI

service, Prudential Financial Planning (PFP), focuses primarily on the financial planning needs of our existing direct customer base. At the end of 2015, its fourth year of trading, adviser partner numbers had reached 250, assets under advice were c£2.9bn and clients under advice were c41,000.

Partnerships are primarily arrangements with other insurers whereby we offer our annuity products to their vesting pension customers.

Intermediaries

Strong growth in sales through our intermediary channel reflected the strength of our PruFund proposition and our relationships with key intermediary firms. Increased sales of with-profits bonds, individual pensions and income drawdown outweighed the impact of the slow down in the annuities market. With-profits bond sales through intermediaries grew by 13 per cent, largely due to our PruFund bond proposition, where our track record of investment performance differentiates us from our competitors. The value of UK invested assets on platforms continues to increase, and we are seeking to develop new solutions to target this opportunity.

Wholesale

Our approach to bulk transactions in the UK will continue to be one of selective participation, where we can bring both significant value to our customers and meet our shareholder return requirements. Our bulk annuity buy-in insurance agreements generated £1,508 million of new business premiums, which included four significant deals. Through our longstanding presence in this segment of the life and pensions market, we have developed considerable longevity experience, operational scale and a solid investment track record, which together represent expertise and capabilities that are increasingly in demand. Whilst our approach to bulk transactions remains selective, the financial resource requirement to write annuity business increases under Solvency II means that we can expect the market for this business to evolve over time and we will be monitoring the situation.

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

	Year Ended 31 December £m
	2015	2014	2013
Individual annuities	565	1,065	2,077
Bonds	3,327	2,934	2,188
Corporate Pensions	310	230	281
Individual Pensions	1,217	530	319
Income drawdown	1,024	352	146
PruFund ISA*	669	-	-
Other products	22	26	28
Wholesale	1,508	1,710	276
Total New business premiums (excluding PruHealth and PruProtect businesses)	8,642	6,847	5,315
PruHealth and PruProtect businesses**	-	23	26
Total new business premiums	8,642	6,870	5,341
*	The PruFund range of investments was launched within an ISA wrapper in February 2015
**	Following the disposal of Prudential’s 25 per cent interest share in PruProtect and PruHealth in November 2014, the 2014 and 2013 comparatives have been have been adjusted to show the premiums of those businesses separately.

Of the total new business premiums of £8,642 million (2014: £6,847 million; 2013: £5,315 million), £8,463 million (2014: £6,681 million; 2013: £5,129 million) were for single premiums and £179 million (2014: £166 million; 2013: £186 million) were for regular premiums.

Pension Annuities (including Wholesale)

Prudential UK&E offers individual conventional immediate annuities that are either fixed or retail price indexed (referred to as ‘RPI’), where annuity payments are guaranteed from the outset, or with-profits annuities, where annuity payments are variable dependent on the investment performance of underlying assets but with an income floor.

A total of £565 million of individual annuities were sold in 2015. Of this total, £396 million was sold through internal vesting, that is existing Prudential UK&E customers with maturing pension policies. The other £169 million were sold to new customers, typically individuals with a pension maturing with another provider who chose Prudential UK&E to provide their annuity. Prudential UK&E’s immediate annuity products provide guaranteed income for a specified time, usually the life of the policyholder, in exchange for a lump sum capital payment. No surrender value is available under any of these products. The primary risks to Prudential UK&E from immediate annuity products are mortality improvements and credit risk.

Conventional Annuities

Prudential UK&E’s conventional annuities include level (non-increasing), fixed increase and RPI annuities. Prudential UK&E’s fixed increase annuities incorporate automatic increases in annuity payments by fixed amounts over the policyholder’s life. The RPI annuities provide for a regular annuity payment to which an additional amount is added periodically based on the increase in the UK Retail Prices Index. In 2015, sales of RPI annuities were £893 million (including £887 million of bulk annuities). In 2015, sales of level and fixed increase conventional annuities amounted to £1,073 million (including £621 million of bulk annuities). The total sales of individual conventional annuities excluding the wholesale bulk annuities were £458 million.

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

Prudential is one of only a few companies in the United Kingdom which are active in the with-profits annuities market and has been operating in this market since 1991. In 2015, Prudential UK&E’s premiums for this business were £107 million.

Pension Products

Prudential UK&E provides both corporate and individual pension products. Pension products are tax advantaged long-term savings products that comply with rules established by the HM Revenue and Customs (‘HMRC’) and are designed to supplement state provided pensions.

These products provide policyholders with a number of options at retirement. From age 55 onwards, policyholders may elect to use part or all of their maturity benefits to purchase a pension annuity, they may choose to draw-down funds without purchasing an annuity, they may delay taking any benefits, take cash or take a combination of these options. They are also permitted to take a portion as a tax-free lump sum.

For products with drawdown features, the investment risk remains with the policyholder, payments are not guaranteed, and tend to cost more to administer. In the past, this has meant that the option to drawdown tended to apply mainly to more sophisticated policyholders and to larger retirement funds. The changes in the rules governing access to pension savings mean that consumers now have more choice and flexibility in how they access their retirement income.However, draw-downs from pension savings that are greater than the tax-free lump sum remain taxable at the individual’s marginal tax rate.

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

Corporate Pensions

There are two categories of corporate pension products: defined benefit and defined contribution. Prudential UK&E has an established defined benefit plan client base covering the small to medium sized employer market. Prudential UK&E’s defined contribution client base ranges from small unlisted companies to some of the largest companies in the United Kingdom as well as a number of clients in the public sector (in particular where Prudential UK&E offers the Additional Voluntary Contribution (‘AVC’) facility). Additional Voluntary Contribution plans enable employees to make additional pension contributions, either regularly or as a lump sum, to supplement their occupational pension plans. Prudential UK&E administers corporate pensions for over 600,000 scheme members sponsored by some of the UK’s largest employers and has also built a very strong position in the provision of with-profits AVC arrangements. Prudential UK&E provides AVCs to 73 of the 101 Local Government Authorities in the UK.

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

From 2012, individuals who are not already in a pension scheme, who are over 21 and below retirement age and whose earnings are over a minimum amount have had to be automatically enrolled in a pension scheme by their employer, who will be required to make contributions. These requirements were applied first to larger employers and are being rolled out gradually to medium sized and smaller employers.

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

Bonds

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

PIP also gives financial advisers the opportunity to choose from different external fund management groups and the flexibility to make changes to portfolio and asset allocation over time. In 2015, sales of the unit-linked option within on-shore bond wrappers, including PIP were £184 million.

Prudential Dynamic Portfolios, launched in 2010, offer advisers a choice of portfolio options to match a client’s risk/reward profile as an alternative to building an individual portfolio.

Prudential UK&E offers a unitised and smoothed with-profits investment fund entitled PruFund, which is designed to provide increased transparency and smoothed investment returns to the customer with a choice of Cautious, Growth or risk-managed funds. PruFund also offers clients an optional guarantee on the initial investment in either the Cautious or Growth funds with a term from six to eight years depending on the client’s requirements. PruFund is available across Prudential UK&E’s range of tax wrappers including individual pensions, income drawdown, ISA and onshore and offshore bonds. In 2015, total new business premiums attributable to PruFund, including new business through PIP, was £2,164 million.

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

Offshore Bonds

Prudential UK&E’s offshore bond products are the Prudential International Investment Bond and the Prudential International Investment Portfolio offering clients access to a wide range of quoted UK investments. Prudential UK&E’s offshore bond sales grew by 22 per cent to £753 million in 2015.

Other Products

Other products include income drawdown, PruFund ISA, life insurance and equity release mortgages.

Income Drawdown

Income drawdown products have historically provided a ‘bridge’ between pensions and annuities, allowing customers to access pension savings from age 55, subject to certain limits. These products help customers manage their pensions through the various stages of retirement, and also offer flexibility while providing potential for capital growth. Prior to the pension reforms announced in the 2014 UK Budget, the market had seen good growth, reflecting an increasingly sophisticated consumer population and the rising incidence of second careers and semi-retirement as a result of increasing longevity. This growth accelerated in the interim period created by the Budget 2014 announcement before the introduction of pension reforms in April 2015 and has continued into 2015 where Prudential UK&E sold £1,024 million of income drawdown products. Income drawdown has proved popular with customers seeking greater flexibility than that offered by a traditional annuity product, but preferring to draw funds gradually rather than withdrawing all of their savings as cash. Depending on the size of their pension pot and the individual’s tax position, it may also be more tax efficient for a customer to invest in a drawdown product rather than to take cash.

In December 2014 we launched a new Flexible Drawdown product ahead of the introduction of the April 2015 pension reforms. This product allows customers to access income drawdown without limits from April 2015, and is suited to customers who want more choice over how they use their retirement savings for income.

In October 2015 Prudential UK&E launched a Pension Choices Plan product which increases the choice available to our existing customers allowing them to exercise their pensions freedoms by having direct access to their pension fund, where they are comfortable making that decision, without the help of a financial adviser. The new product is a pension and income drawdown product giving customers access to four risk managed funds in our popular PruFund range, a choice of four funds from the risk-rated Dynamic Portfolios range, as well as a cash fund.

PruFund ISA

On 26 February 2015 Prudential UK&E added the PruFund range of investment funds to the Prudential ISA to offer clients a level of smoothing in the current volatile market within a tax efficient wrapper. Sales in 2015 were £669 million.

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

Equity Release Mortgage

In November 2009, Prudential UK&E closed its equity release operation to new business. Existing customers may, however, still draw down additional funds, subject to their overall borrowing limits.

Reserves

In the United Kingdom, a life insurance company’s reserve and other requirements are determined by its Board, with advice from its Actuarial Function Holder (under the Solvency I regime), subject to minimum reserve requirements. These minimum reserve requirements are established by the rules and guidance of the PRA.

Under the Solvency I regime, the reserves are published in annual returns to the PRA. Under IFRS reporting, applying the modified statutory basis of reporting as grandfathered upon the adoption of IFRS in 2005, similar provisions are included with limited adjustments. The Actuarial Function Holder must pay due regard to the fair treatment of policyholders in making recommendations to the company’s board. The Actuarial Function Holder is required to report directly to the PRA any serious concerns regarding the company’s ability to treat its customers fairly.

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

As well as the reserves, under Solvency I, the company’s assets must also cover other capital requirements set out in the PRA Prudential Sourcebook. These comprise a with-profits insurance capital component, which is a measure of the difference in the surplus assets on regulatory and realistic bases; a resilience capital requirement for entities other than PAC, which makes prudent allowance for potential future adverse movements in investment values; and the long-term insurance capital requirement, which must be held by all EU insurance companies. See ‘Financial Strength of PAC’s With-Profits Fund’ for further information on solvency.

Financial strength of PAC’s with-profits fund

The PAC’s with-profits fund is supported by a large inherited estate, with the free assets of the with-profits fund valued at approximately £7.7 billion (as at 31 December 2015 as estimated at 8 March 2016 and included in the consolidated financial statements), on a Solvency I regulatory realistic basis. This provides the working capital required to support the fund for the long-term benefit of current and future policyholders. The strength of the with-profits fund offers strong policyholder protection and assists in generating positive returns for both policyholders and shareholders.

The table below shows the change in the investment mix of PAC’s main with-profits fund:

	2015%	2014%	2013%
UK equities	20	19	19
International equities	29	24	17
Property	16	16	14
Fixed Interest	29	34	41
Cash and other asset classes	6	7	9
Total	100	100	100

The with-profits sub-fund earned a return of 3.6 per cent before tax in 2015 on investments covering policyholder liabilities. The with-profits sub-fund has delivered investment returns of 80.8 per cent over 10 years for policyholder asset shares in the fund, compared with the FTSE All-share index (total return) of 71.8 per cent over the same period (figures are to 31 December 2015, before tax and charges).

From 1 January 2016 available capital will be measured on a Solvency II basis following the European Union’s Solvency II Directive coming into effect. The PAC with-profits fund remained well-capitalised with an estate value, representing Solvency II own funds, estimated at £7.6 billion covering its solvency capital requirement approximately 1.75 times. The reconciling items from the Solvency I basis to Solvency II mainly reflect the risk margin net of transitionals, with other items including differences in the definition of the risk-free rate and the matching adjustment impact for non-profit annuity liabilities within the with-profits funds.

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

PAC’s board of directors, with the advice of its Actuarial Function Holder (Chief Actuary from 1 January 2016) and its With-Profits Actuary, determines the amount of annual and final bonuses to be declared each year on each group of contracts.

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

However, Prudential UK&E does not take into account the surplus assets of the long-term fund, or investment return earned on them, in calculating asset shares. The determination of final bonuses takes into account asset shares, as well as the need to smooth claim values and payments from year to year, competitive considerations and the desire to treat customers fairly.

Prudential UK&E is required by UK law and regulation to consider the fair treatment of its customers in setting bonus levels. The concept of treating customers fairly is established by statute but is not defined. In practice, it provides one of the guiding principles for decision making in respect of with-profits products.

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

In 2015, PAC declared a total surplus of £2,208 million (2014: £2,012 million) from PAC’s primary with-profits sub-fund, of which £1,994 million (2014: £1,812 million) was added to with-profits policies and £214 million (2014: £200 million) was distributed to shareholders. These amounts included annual bonus rates of 1.75 per cent for Prudence Bond and 1.75 per cent for personal pensions.

The closed Scottish Amicable Insurance Fund (‘SAIF’) declared total bonuses in 2015 of £358 million compared to £362 million in 2014. Shareholders have no interest in profits from the SAIF fund, although they are entitled to the investment management fees paid by this business. For greater detail on the SAIF fund, see ‘The SAIF sub-fund’ below.

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

In addition, Prudential has put in place intra-group arrangements to formalise undertakings by Prudential to the regulators of the Hong Kong subsidiaries, which from 1 January 2014, contain the domesticated branch business from PAC regarding their solvency levels. In addition, the scheme of transfer of the Hong Kong branch includes short-term support arrangements between Prudential and PAC to underpin similar arrangements between PAC and the newly domesticated business. It is considered unlikely that support will need to be provided under these arrangements.

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

Non-participating Business

The majority of Prudential branded non-participating business is written in the non-profit sub-fund of PAC’s long-term fund or in subsidiaries owned by PAC. Since mid-2004, Prudential UK&E has written the majority of its new non-profit annuity business through Prudential Retirement Income limited (‘PRIL’), from which the profits are attributed solely to shareholders. Prior to that time, certain non-profit annuity business was written through Prudential Annuities Limited (‘PAL’), which is wholly owned by PAC’s with-profits fund. The profits on this business are attributable to the fund and not to shareholders, although indirectly shareholders get one-ninth of additional amounts paid to policyholders of the with-profits fund through the declaration of bonuses.

The unit-linked business written by PAC and Prudential International Assurance is written with capital provided by shareholders.

Guaranteed Annuities

Prudential used to sell guaranteed annuity products in the United Kingdom and held a technical provision of £47 million as at 31 December 2015, within the main with-profits fund to honour guarantees on these products. PAC’s main exposure to guaranteed annuities in the United Kingdom is through SAIF and a provision of £412 million was held in SAIF as at 31 December 2015, to honour the guarantees. As SAIF is a separate sub-fund of PAC’s long-term business fund, wholly attributable to the policyholders of the fund, the movement in this provision has no impact on shareholders.

M&G

M&G is the UK and European fund manager of the Prudential Group with responsibility for investments on behalf of both internal and external clients. It manages the investments of individuals, institutions and the UK policyholders of Prudential funds.

M&G has been managing money on behalf of third-party investors for more than 80 years. We believe our active approach to investment – selecting investments on a conviction basis rather than following a market index—produces superior returns for our customers over the longer term. We offer our customers the ability to invest in a diverse range of assets: not only equities and fixed income but also unlisted investments such as property, direct lending, infrastructure and private equity. M&G is one of the UK’s largest real estate investors, with a property portfolio of £23.4 billion at 31 December 2015, and is the third largest private debt lender in the world.

M&G operates a range of UK-domiciled retail funds which are now distributed in 15 markets across Europe and Asia. At the end of 2015 clients outside the UK account for 41 per cent of our retail assets under management.

In the institutional market, M&G provides a range of strategies that help pension funds, sovereign wealth funds and other large institutional investors match liabilities and achieve growth targets. Some of these strategies were developed originally for Prudential’s insurance funds.

The European asset management market is the second-largest in the world with net assets of €12.6 trillion(11). Demand for asset management services is expected to continue to grow as governments and employers increasingly pass the responsibility for retirement planning and other long-term savings to individuals. Asset managers with records of strong investment returns and a high-level of client service are in a good position to attract flows of new money.

The UK asset management industry, M&G’s core market, is the second-largest national market in the world with £870.7 billion(12) of assets and is a global centre of excellence for investment management and a major source of long-term funding for the UK economy.

The global economy in 2015 was dominated by three factors: fears of an economic slowdown in China, which led to the Chinese stock market crash in August; the continued decline in global commodity prices; and a strong US dollar. While commodity-exporting emerging markets and currencies suffered during 2015, the US dollar strengthened in anticipation of a rise in the federal funds rate, further bolstered by investors seeking a safe haven during heightened geopolitical tensions. Despite signs of economic recovery in developed countries, 2015 saw heightened market volatility across most asset classes and regions.

In Europe, investors shifted away from fixed income and equities towards mixed asset funds and cash, accompanied by a significant increase in funds flowing to exchange traded funds. Net sales of UK domiciled mutual funds were £17.0 billion(12) during 2015, with annual net outflows of £4.7 billion from the fixed income asset class by itself, although property and money market funds held up well.

Retail fund markets are highly fragmented, with no single company dominating. This reflects the competitive nature of the business and the multiplicity of providers.

(11)	Based on data as at Q4 2015. European Fund & Asset Management Association (published on 22 February 2016).
(12)	Source: Investment Association, 31 December 2015.

Retail clients favour pooled funds such as open-ended investment companies which they buy directly from M&G or more typically through an intermediary such as an independent financial adviser or discretionary fund manager. By total UK assets under management, M&G is the second largest retail fund manager with £35.7 billion of assets under management, equivalent to a market share of 6.8 per cent(12). In Europe, where M&G has distributed funds since 2002, it has over £23.5 billion of assets under management and a market share of 0.4 per cent(13).

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

Many of the innovative strategies developed for today’s institutional clients consist of investing in long-term, illiquid investments—from infrastructure and housing to solar parks and corporate lending. Such investments often require a client to sign up for multiple years, creating long-term stability and security in the yields received by the client and the fees received by M&G.

M&G’s institutional fixed income clients include some of the UK’s largest pension funds, 51 UK local-authority pension schemes and a number of sovereign wealth funds. M&G Real Estate is one of the world’s largest international property investors enabling clients to access a wide range of investment opportunities in real estate across all the major sectors in the UK, Europe and Asia.

Our investment edge is our people. We employ more than 2,000 people operating from offices across Europe, Asia and in South Africa. We take pride in attracting, developing and retaining people of the highest calibre. In return, they are committed to working with us to meet the long-term needs of our customers.

Our investment teams are primarily based in our headquarters in London, where they benefit from the provision of high quality support staff and investment infrastructure: from analysts and dealers to operations, risk and compliance. Reflecting the need for local expertise in real estate, we also have specialist real estate teams in Paris, Frankfurt, Luxembourg, Singapore, Seoul and Tokyo in addition to those in London.

A committed focus on long-term investment returns means that the interests of M&G and its customers are aligned, whether clients are individual savers, institutional investors or the funds of Prudential’s insurance operations.

M&G has a strong investment brand, built over decades and based on a reputation for honesty, innovation and a commitment to building long-term wealth for our investors. We aim to put our customers at the heart of everything we do and seek to be a trusted partner for all of our clients.

M&G’s investment expertise spans all the principal asset classes—equities, fixed income, multi asset and real estate—so that we can always offer investment solutions to our clients as market conditions and investor sentiment change.

Equities: Our fund managers have the freedom to develop their own investment approaches. Their main strength lies in stock selection, focusing on fundamental company analysis. M&G’s size and standing enables our fund managers to develop an effective dialogue with the management teams of the companies in which they invest.

Fixed Income: M&G is one of Europe’s largest fixed income investors. Our fund managers benefit from one of the region’s largest and most experienced in-house credit research teams, whose knowledge covers the full range of fixed income investment, from the management of sovereign debt and public corporate bond portfolios through to private debt such as leveraged finance, real estate finance, direct lending and infrastructure. In a ranking of global private debt managers for 2015, M&G ranked third, with a book of over £20.7 billion(14).

(13)	Lipper FMI FundFile, 31 December 2015, based on Europe ex. UK and International region. M&G data sourced internally.
(14)	Private Debt Investor figures based on amount of capital raised over the last 5 years for discrete private debt strategies.

Multi-asset: M&G’s Multi-Asset team, the Macro Investment Business, is responsible for the management of a range of funds for retail investors and segregated accounts for institutional clients. The team applies a top-down ‘macro’ approach, with a strong valuation framework, which can be applied across markets and regions in many market conditions.

Real Estate: M&G Real Estate is a leading global property investor and manager covering all major real estate sectors including business space, retail and leisure, residential and alternatives sectors. We actively manage our assets, drawing on our long heritage of expertise and knowledge and our extensive network of contacts. This approach enables the business to identify and capitalise on attractive investment opportunities. We also have a track record of identifying and exploiting real estate development opportunities and for the successful delivery of projects. M&G concluded 2015 with £4.2 billion of global property transactions. This included £2.6 billion of acquisitions with an average deal size of £56 million.

Since launching the UK’s first open-ended fund in 1931, we have brought a succession of new investment strategies to the retail and institutional markets. In combination with this tradition of innovative investment thinking, M&G has a proven ability to convert ideas into products that meet our clients’ needs and attract significant fund flows. It is these two qualities in combination that make M&G distinctive.

M&G saw healthy inflows to its ranges of retail multi-asset funds in 2015, as investors sought flexibility and stability in times of low yields and economic and political uncertainty. During the year, M&G launched a third fund in its popular European multi-asset range: the M&G Prudent Allocation Fund.

In the institutional market, pension funds, sovereign wealth funds and other large clients require stable, long term cashflows that help meet their liabilities. Our reputation for innovation in the institutional market continues to grow, with M&G at the forefront of a number of specialist fixed income markets, including leveraged finance and infrastructure investment. The consistency of our institutional investment returns helped earn M&G the prestigious 2015 Financial News Institutional Asset Management Awards for Infrastructure Manager of the Year for our infrastructure investment arm, Infracapital.

Diversification

M&G has pursued business diversification across:

•	asset class: expertise across equities, fixed income, real estate and multi asset strategies;
•	client type: retail customers and institutional clients including pension funds, sovereign wealth funds, and Prudential’s own long-term insurance funds;
•	investment strategy: over 60 pooled retail funds covering domestic, global and emerging market strategies, 14 of which have funds under management of over £1 billion, up from 13 in 2014. Institutional clients benefit from a wide-range of pooled and/or segregated fixed income, equity and real estate strategies; and
•	countries.

The following table shows funds managed by M&G at the dates indicated.

	At 31 December £bn
	2015	2014	2013
Retail fund management	61	74	67
Institutional fund management	65	63	59
Internal fund management	120	127	118
Total	246	264	244

Group Risk Framework

Risk Management

Introduction

The Group aims to help customers achieve their long term financial goals by providing and promoting a range of products and services that meet customer needs, are easy to understand and deliver real value. We recognise that we are implicitly committing to customers that we will maintain a healthy company, and are there to meet our long term commitments to them.

From the shareholder’s perspective, we generate value by selectively taking exposures to risks that are adequately rewarded and that can be appropriately quantified and managed. The Group’s approach is to retain risks where doing so contributes to value creation, the Group is able to withstand the impact of an adverse outcome, and has the necessary capabilities, expertise, processes and controls to manage appropriately the risk.

This section explains the main risks inherent in our business and how we manage those risks, with the aim of ensuring we maintain an appropriate risk profile.

Principles and objective

(Unaudited)

Prudential defines ‘risk’ as the uncertainty that Prudential faces in successfully implementing its strategies and objectives. This includes all internal or external events, acts or omissions that have the potential to threaten the success and survival of Prudential. As such, material risks will be retained only where this is consistent with the Group’s risk appetite framework and its philosophy towards risk-taking.

Risk governance

(Unaudited)

The organisational structures, reporting relationships, delegation of authority, and roles and responsibilities that Group Head Office and the business units establish to make decisions and control their activities on risk related matters form the foundation of Prudential’s risk governance. Effective risk governance encompasses individuals, Group-wide functions and committees involved in the management of risk.

Risk framework

(Unaudited)

The Group’s risk framework has been developed to monitor and manage the risk of the business at all levels and is owned by the Board. The aggregate Group exposure to market, credit, insurance, liquidity and operational risks is monitored and managed by the Group Risk function whose responsibility it is to seek to ensure the maintenance of an adequate risk exposure and solvency position from the Group economic, regulatory and ratings perspectives.

Our Group Risk Framework requires that all our businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group and is based on the concept of the ‘three lines of defence’. These comprise risk taking and management, risk control and oversight, and independent assurance.

The key risks inherent in the insurance and capital management operations of Prudential’s business:

Risks from our investments	Risks from our products	Risks from our business operations
Uncertainty around investment returns can arise through credit risk via the potential of defaults, and market risks resulting from the volatility of asset values as a result of fluctuations in equity prices, interest rates, foreign exchange and property prices. Liquidity risk is also a key area of focus. Regular stress testing is undertaken to ensure the Group is able to generate sufficient cash resources to meet financial obligations as they fall due in business as usual and in stress scenarios.

Insurance risk

The processes of determining the price of our products and reporting the results of our long-term business operations require us to make a number of assumptions.

In common with other life insurers, the profitability of our businesses depends on a mix of factors including mortality and morbidity levels and trends, persistency, and claim inflation.

Operational risk

As a group we are dependent on the successful processing of a large number of transactions, utilising various IT systems and platforms across numerous and diverse products.

We also operate under the ever-evolving requirements set out by different regulatory and legal regimes (including tax), as well as utilising a significant number of third parties to distribute products and to support business operations; all of which add to the complexity of the operating model if not properly managed.

Risk mitigation and hedging

(Unaudited)

We manage our risk profile according to our desired acceptance of risk. To do this, Group Head Office and the business units maintain risk registers that include details of the risks identified and of the controls and mitigating actions used in managing them. Our identified keys risks are set out in the table below.

Key Risks

Risk Type	Risk Definition
Market Risk	The risk of loss for our business, or of adverse change in the financial situation, resulting, directly or indirectly, from fluctuations in the level or volatility of market prices of assets and liabilities.
Equity
Investment risk
Interest rates
Foreign exchange
Credit Risk	The risk of loss for our business, or of adverse change in the financial situation, resulting from fluctuations in the credit standing of issuers of securities, counterparties and any debtors in the form of default or other significant credit event (eg downgrade or spread widening).
Counterparty
Invested credit
Insurance Risk	The risk of loss for our business, or of adverse change in the value of insurance liabilities, resulting from changes in the level, trend, or volatility of a number of insurance risk drivers. This includes adverse mortality, longevity, morbidity, persistency and claim inflation.
Mortality/Longevity
Morbidity/Health
Persistency
Medical expense inflation risk
Liquidity Risk	The risk of the Group being unable to generate sufficient cash resources to meet financial obligations as they fall due in business as usual and stress scenarios.
Operational Risk	The risk of loss (or unintended gain/profit) arising from inadequate or failed internal processes, or from personnel and systems, or from external events (other than those external events covered under Business Environment Risk).
Regulatory and legislative compliance
Third party management
IT and information (including cybersecurity)
Business continuity
Business Environment Risk	Exposure to forces in the external environment that could significantly change the fundamentals that drive the business’s overall strategy
Strategic Risk	Ineffective, inefficient or inadequate senior management processes for the development and implementation of business strategy in relation to the business environment and the Group’s capabilities.

The drivers of each of the key risks vary by business unit, and depend primarily on the value of locally held products.

Market Risk

Investment Risk

(Audited)

In Prudential UK, investment risk arising out of the assets in the with-profits fund impacts the shareholders’ interest in future transfers and is driven predominantly by equities in the fund as well as by other investments such as property and bonds. The value of the future transfers is partially protected against equity falls by hedging conducted outside of the fund. The fund’s large inherited estate—estimated at £7.6 billion (representing Solvency II own funds of the UK with-profits funds) as at 31 December 2015 on a Solvency II basis—can absorb market fluctuations and protect the fund’s solvency. The inherited estate is partially protected against falls in equity markets through an active hedging programme within the fund.

In Asia, our shareholder exposure to equities arises from unit-linked products where revenue is linked to funds under management and on its with-profits businesses where bonuses declared are broadly based on historical and current rates of return on equity.

In Jackson, investment risk arises in relation to the assets backing the policies. In the case of ‘spread business’, including fixed annuities, these assets are generally bonds and our shareholder exposure comes from the minimum asset return required to be generated to meet the guaranteed rates of return offered to policyholders. For the variable annuity business, these assets include equities as well as other assets such as bonds. In this case the impact on the shareholder comes from the guarantees on return on investments embedded in variable annuity products. Shareholders’ exposure to these guarantees is mitigated through a hedging programme, as well as reinsurance. Further measures have been undertaken including re-pricing initiatives and the introduction of variable annuities without guarantees. Furthermore, it is our philosophy not to compete on price; rather, we seek to sell at a price sufficient to fund the cost incurred to hedge or reinsure the risks and to achieve an acceptable return.

Jackson hedges the guarantees on its variable annuity book on an economic basis and, thus, accepts variability in its accounting results in the short term in order to achieve the appropriate economic result. In particular, under Prudential’s Group IFRS reporting, the measurement of the Jackson variable annuity guarantees is typically less sensitive to market movements than the corresponding hedging derivatives, which are held at market value. However, depending on the level of hedging conducted regarding a particular risk type, certain market movements can drive volatility in the economic result which may be either more or less significant under IFRS reporting. The Jackson IFRS shareholders’ equity and US statutory capital are also sensitive to the effects of policyholder behaviour on the valuation of guarantees.

Interest Rate Risk

(Audited)

Long-term rates remain close to historic lows. Products that we offer are sensitive to movements in interest rates. We have already taken a number of actions to de-risk the in-force business as well as re-price and restructure new business offerings in response to historically low interest rates. However, this remains an area of sensitivity and persistently low rates may impact policyholders’ savings patterns and behaviour.

Interest rate risk arises in our UK business from the need to match cash flows for annuity payments with those from investments; movements in interest rates may have an impact on profits where durations are not perfectly matched. As a result, we aim to match the duration of assets and liabilities as closely as possible and the position is monitored regularly. Under the European Union’s Solvency II Directive, additional interest rate exposure is created due to the nature of the construction of this balance sheet, such as the inclusion of the risk margin. The UK business continually assesses the need for any derivative overlays in managing this sensitivity. The with-profits business is exposed to interest rate risk as a result of underlying guarantees. Such risk is largely borne by the with-profits fund but shareholder support may be required in extremis.

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

Interest rate risk across the entire business is managed through the use of interest rate swaps, interest rate options and hybrid options (options protecting against simultaneous decreases in equity values and interest rates).

Foreign Exchange Risk

(Audited)

We principally operate in Asia, the US and the UK. The geographical diversity of our businesses means that we are inevitably subject to the risk of exchange rate fluctuations. Our operations in the US and Asia, which represent a significant proportion of our operating profit and shareholders’ funds, generally write policies and invest in assets denominated in local currencies. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in our consolidated financial statements when results are expressed in UK Sterling.

We retain revenues locally to support the growth of our business and capital is held in the local currency of the business to meet local regulatory and market requirements, accepting the accounting balance sheet translation risks this can produce. However, in cases where a surplus arising in an overseas operation supports Group capital or where a significant cash remittance is due from an overseas subsidiary to the Group, this exposure is hedged where we believe it is economically optimal to do so. We do not have appetite for significant shareholder exposure to foreign exchange risks in currencies outside the local territory. Where this arises, currency borrowings, swaps and other derivatives are used to manage exposures.

Credit Risk

(Audited)

We invest in fixed income assets in order to match policyholder liabilities and enter into reinsurance and derivative contracts to mitigate various types of risk. As a result, we are exposed to credit and counterparty credit risk across our business. We employ a number of risk management tools to manage credit risk, including limits defined on an issuer/counterparty basis as well as on average credit quality to seek to ensure the diversification of the portfolio and have in place collateral arrangements in derivative transactions. The Group Credit Risk Committee oversees credit and counterparty credit risk across the Group and conducts sector and/or name specific reviews as required. In particular, in 2015 it has conducted sector reviews in the banking, commodities and energy sectors.

Debt and loan portfolio

(Audited)

Our UK business is primarily exposed to credit risk in the shareholder-backed portfolio, with fixed income assets of £32.1 billion. Credit risk arising from a further £44.5 billion of fixed income assets is largely borne by the with-profits fund, although in extremis shareholder support may be required should the with-profits fund become unable to meet its liabilities.

The debt portfolio of our Asia business totalled £28.3 billion at 31 December 2015. Of this, approximately 68 per cent was in unit-linked and with-profits funds with minimal shareholder risk. The remaining 32 per cent is shareholder exposure.

Credit risk arises in the general account of our US business, where £34.1 billion of fixed income assets back shareholder liabilities including those arising from fixed annuities, fixed index annuities and life insurance.

The shareholder-owned debt and loan portfolio of the Group’s asset management operations of £2.2 billion as at 31 December 2015 is principally related to Prudential Capital operations. Prudential Capital generates revenue by providing bridging finance, managing investments and operating a securities lending and cash management business for the Prudential Group and our clients.

Certain sectors have seen specific pressure during 2015 and into early 2016. The Group’s credit exposure to the oil and gas sector represents approximately 4 per cent or £3.1 billion of the shareholder credit portfolio. Prolonged, depressed oil prices are expected to exert downward rating pressure within the sector, which is being monitored closely through Group risk processes and the Group Credit Risk Committee. The Group’s credit exposure to the metal and mining sector represents 1 per cent of the total shareholder debt portfolio (£78 billion). Similarly, this sector is subject to ongoing monitoring and regular management information reporting to the Group’s risk committees.

Further details of the composition and quality of our debt portfolio, and exposure to loans, can be found in the IFRS financial statements.

Group sovereign debt

(Audited)

Sovereign debt represented 17 per cent or £12.8 billion of the debt portfolio backing shareholder business at 31 December 2015 (31 December 2014: 15 per cent or £11.0 billion). 44 per cent of this was rated AAA and 94 per cent investment grade (31 December 2014: 43 per cent AAA, 95 per cent investment grade). At 31 December 2015, the Group’s shareholder-backed business’s holding in Eurozone sovereign debt(14a) was £546 million. 75 per cent of this was AAA rated (31 December 2014: 82 per cent AAA rated). We do not have any sovereign debt exposure to Greece.

Bank debt exposure and Counterparty Credit Risk

(Audited)

Our bank exposure is a function of our core investment business, as well as of the hedging and other activities undertaken to manage our various financial risks. Given the importance of our relationship with our banks, exposure to the banking sector is a key focus of management information provided to the Group’s risk committees and the Board.

The exposures held by the shareholder-backed business and with-profits funds in sovereign debt and bank debt securities at 31 December 2015 are given in Note C3.3(f) of the Group’s IFRS financial statements.

Our exposure to derivative counterparty and reinsurance counterparty credit risk is managed using an array of risk management tools, including a comprehensive system of limits.

Where appropriate, we reduce our exposure, purchase credit protection or make use of additional collateral arrangements to control our levels of counterparty credit risk. At 31 December 2015, shareholders exposure to corporate debt by rating and sector is shown below:

•	95 per cent of the Shareholder portfolio is investment grade rated. In particular, 67 per cent of the portfolio is rated A- and above(14b).
•	The Group’s Shareholder portfolio is well diversified: no individual sector makes up more than 10 per cent of the total portfolio (excluding the financial and utilities sectors).

Insurance Risk

(Audited)

Insurance risk constitutes a sizeable proportion of the Group’s exposure; the profitability of our businesses depends on a mix of factors including mortality and morbidity levels and trends, persistency, investment performance and claim inflation.

Longevity risk (people’s propensity to live longer) is a significant contributor to our insurance risk exposure and is also capital intensive under the Solvency II regime. One tool used to manage this risk is reinsurance. During 2015, we completed deals on a number of tranches of bulk and retail annuity liabilities when terms were sufficiently attractive and aligned with our risk management framework. The recently enhanced pensions freedoms in the UK have greatly reduced the demand for retail annuities and further liberalisation is anticipated. However, given our significant UK annuity portfolio, the assumptions that we make about future rates of mortality improvement will remain key to the measurement of insurance liabilities and to the assessment of any subsequent reinsurance transactions.

We continue to conduct research into longevity risk using both experience from our annuity portfolio and industry data. Although the general consensus in recent years is that people are living longer, there remains considerable volatility in year-on-year longevity experience, which is why we need expert judgement in setting our longevity assumptions.

(14a)	Excludes Group’s proportionate share in joint ventures and unit-linked assets and holdings of consolidated unit trust and similar funds.
(14b)	In the Shareholder exposure by rating: 75 per cent of non-rated assets are internally rated, privately held loans.

Morbidity risk is mitigated by appropriate underwriting when policies are issued and claims are received. Our morbidity assumptions reflect our recent experience and expectation of future trends for each relevant line of business.

In Asia, a key assumption is the rate of medical inflation, typically in excess of general price inflation. This is the risk that the expenses of medical treatment increase more than expected, so that the medical claim cost passed on to Prudential is much higher. Medical expense inflation risk is best mitigated through retaining the right to re-price our products each year and by having suitable overall claim limits within our policies, either limits per type of claim or in aggregate across policies.

Our persistency assumptions similarly reflect recent experience for each relevant line of business, and future expectations. Persistency risk is mitigated by appropriate training and sales processes and managed locally post-sale through regular experience monitoring and the identification of common characteristics of poor persistency business. Where appropriate, allowance is also made for the relationship—either assumed or historically observed—between persistency and investment returns, and for the resulting additional risk. Modelling this ‘dynamic’ policyholder behaviour is particularly important when assessing the likely take-up rate of options embedded within product features.

Liquidity Risk

(Audited)

The Group has significant internal sources of liquidity which are sufficient to meet all of its expected requirements, for a period of at least 12 months from the date the financial statements are approved, without having to make use of external funding. In aggregate the Group currently has £2.6 billion of undrawn committed facilities, expiring in 2020. In addition, the Group has access to liquidity via the debt capital markets. We also have in place an unlimited commercial paper programme and have maintained a consistent presence as an issuer in this market for the last decade.

Liquidity uses and sources have been assessed at the Group and at a business unit level under base case and stressed assumptions. The liquidity resources available and the subsequent Liquidity Coverage Ratio are regularly monitored and are assessed to be sufficient.

Operational Risk

(Unaudited)

The Group does not actively seek to take operational risk to generate returns. Instead, it accepts a level of risk whereby the controls in place should prevent material losses, but should also not excessively restrict business activities. Direct and/or indirect financial losses are likely to arise if there is a failure to develop, implement and monitor appropriate controls.

For each business unit, accountabilities for operational risk management and oversight are based on the principles of the ‘three lines of defence’ model of risk taking and management, risk control and oversight, and independent assurance. The approach adopted is proportional to the size, nature and complexity of the business unit and the risks it manages.

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

Top Operational Risks

Key areas of focus within the operational risk framework are:

•	the risk of non-compliance due to the momentum of regulatory change in both our developed and developing markets, as well as recognising that Prudential’s designation as a Global Systemically Important Insurer which requires the Group to comply with additional policy measures including enhanced Group-wide supervision;

•	the risk of improper, or mis-selling of Prudential products and the resulting risk of censure from local regulators;
•	the risk of regulatory censure due to poor conduct or weaknesses in systems and controls;
•	the risk of censure for money laundering, sanctions or anti-bribery and corruption failures;
•	the risk that reliance on IT infrastructures which support core activities/processes of the business, could fail or otherwise negatively impact business continuity and scalability needed to support the growth and changing needs of the business;
•	the risk of a significant failure of a third-party provider impacting critical services;
•	the risk of trading, transacting or modelling errors having a material cost across Group;
•	the risk of the Group failing to attract and retain quality senior managers and other key employees;
•	the risk that key people, processes and systems are unable to operate (thus impacting the on-going operation of the business) due to a significant unexpected external event occurring (e.g. a pandemic, terrorist attack, natural disaster, political unrest); and
•	the risk of losses resulting from damage to the firm’s reputation. This can be either real or perceived reputational damage but which could nevertheless diminish the standing of the organisation in the eyes of key stakeholders (e.g. customers, shareholders), destroy shareholder value, adversely impact revenues or result in significant costs to rectify.

Cyber Security

Cyber security is an increasingly important risk facing the Group. The risk is that a member of the Group could be the target of a cyber-related attack which could result in disruption to the key operations, make it difficult to recover critical services, damage assets, and compromise data (both corporate and customer). This is a global issue which is rising in prominence across the financial services industry. As a result of Prudential’s increasing market profile, the growing interest by customers to interact with their insurance provider and asset manager through the internet and social media, improved brand awareness and the classification of Prudential as a Global Systemically Important Insurer, there is an increased likelihood of Prudential being considered a target by cyber criminals. A number of industry, company-wide and local business unit-specific initiatives are underway in response to this risk.

Business environment and strategic risks

(Unaudited)

Global Regulatory and Political Risk

There are a number of on-going policy initiatives and regulatory developments that are having, and will continue to have, an impact on the way Prudential is supervised. These include addressing Financial Conduct Authority reviews, on-going engagement with the Prudential Regulation Authority and includes the work of the Financial Stability Board and standard-setting institutions such as the International Association of Insurance Supervisors.

The International Association of Insurance Supervisors has various initiatives. On 18 July 2013, it published a methodology for identifying Global Systemically Important Insurers, and a set of policy measures that will apply to them, which the Financial Stability Board endorsed. Groups designated as a Global Systemically Important Insurer are subject to additional regulatory requirements, including enhanced group-wide supervision, effective resolution planning, development of a Systemic Risk Management Plan, a Recovery Plan and a Liquidity Risk Management Plan. Prudential’s designation as a Global Systemically Important Insurer was reaffirmed on 3 November 2015. Prudential is monitoring the development and potential impact of the policy measures and is continuing to engage with the Prudential Regulation Authority on the implications of the policy measures and Prudential’s designation as a Global Systemically Important Insurer.

The Global Systemically Important Insurer regime also introduces two types of capital requirements. The first, a Basic Capital Requirement, is designed to act as a minimum group capital requirement and the second, a Higher Loss Absorption requirement reflects the drivers of the assessment of Global Systemically Important Insurer designation. The International Association of Insurance Supervisors intends for these requirements to take effect from January 2019, but Global Systemically Important Insurers will be expected to report privately to their group-wide supervisors in the interim.

The International Association of Insurance Supervisors is also developing a Common Framework (ComFrame) which is focused on the supervision of large and complex Internationally Active Insurance Groups. ComFrame will establish a set of common principles and standards designed to assist regulators in addressing risks that arise from insurance groups with operations in multiple jurisdictions. As part of this, work is underway to develop a global Insurance Capital Standard that would apply to Internationally Active Insurance Groups. Once the development of the Insurance Capital Standard has been concluded, it is intended to replace the Basic Capital Requirement as the minimum group capital requirement for Global Systemically Important Insurers. Further consultations on the Insurance Capital Standard are expected over the coming years and a version of the Insurance Capital Standard is expected to be adopted as part of ComFrame in late 2019.

The International Association of Insurance Supervisors’ Insurance Core Principles, which provide a globally accepted framework for the supervision of the insurance sector and ComFrame evolution, are expected to create continued development in both prudential and conduct regulations over the next two to three years, particularly in the emerging markets of Asia.

The European Union’s Solvency II Directive came into effect on 1 January 2016. The European Commission will review elements of the Solvency II legislation from 2016 onwards including a review of the Long Term Guarantee measures by 1 January 2021.

Similar national and regional efforts to curb systemic risk and promote financial stability are also underway in certain jurisdictions in which Prudential operates, including the Dodd-Frank Wall Street Reform and Consumer Protection Act in the US, and other European Union legislation related to the financial services industry.

The UK Government has committed to holding a “remain/leave” referendum on EU membership which will be held on 23 June 2016. The possible withdrawal of the UK from the EU would have political, legal and economic ramifications for both the UK and the EU, although these are expected to be more pronounced on the UK.

In the US, the implementation of the Department of Labor rules introducing new fiduciary obligations for distributors of investment products to holders of regulated accounts has the potential to dramatically reshape the distribution of retirement products. Jackson’s strong relationships with distributors, history of product innovation and efficient operations should help mitigate any impacts.

Emerging Risks

(Unaudited)

Generally, emerging risks are qualitative in nature and are not amenable to modelling using statistical techniques. The emerging risk identification process at Prudential seeks to leverage the expertise of the organisation through a combination of top-down and bottom-up assessments of risks. Following two years of development, the emerging risk identification process is now well-embedded across the Group.

The use of ‘brainstorming’ sessions at various levels of the organisation is used as a central pillar of the emerging risk identification process to identify, develop and challenge potential emerging risks. Input is also taken from external speakers, forums and databases.

The Group has also sought to maintain contacts with industry experts and peers to benchmark and refine the emerging risk management process. For example, Prudential has been a member of the Emerging Risk Initiative at the CRO Forum for two years, and chaired this initiative for 2015.

Risk factors

(Unaudited)

Our disclosures covering risk factors can be found in Item 3, ‘Key information—Risk Factors’.

Risk Management Cycle and Governance

Our Group Risk Framework requires that all our businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group. The framework is based on the concept of ‘three lines of defence’ comprising risk taking and management, risk control and oversight and independent assurance.

Risk identification

(Unaudited)

The Group’s risk profile is a robust assessment of the principal risks facing the Group, including those that would threaten its business model, future performance, solvency or liquidity. The risk profile is a key output from the risk identification and risk measurement processes, and is used as a basis for setting Group-wide limits, management information, assessment of solvency needs, and determining appropriate stress and scenario testing.

An annual ‘top-down’ identification of our key risks assesses the risks that have the greatest potential to impact the Group’s operating results and financial condition. The bottom up approach of risk identification is more granular and refers to the processes by which the business units identify, assess and document risks, with the appropriate coordination and challenge from the risk functions.

The Group Own Risk and Solvency Assessment Report pulls together the analysis performed by a number of risk and capital management processes, which are embedded across the Group, and provides quantitative and qualitative assessments of the Group’s risk profile, risk management and solvency needs on a forward looking basis. The scope of the Group Own Risk and Solvency Assessment Report covers the full known risk universe of the Group.

Insurers are also required to undertake Reverse Stress Testing, which requires firms to work backwards from an assumed point of business model failure, to identify the stress scenarios that could result in such adverse outcomes. Each firm must then consider whether the likelihood of these scenarios, taking into account likely management actions, is consistent with its risk appetite and, if not, must initiate actions to address any inconsistencies. The actions considered form a part of our Recovery Plan.

Risk measurement and assessment

(Unaudited)

All identified risks are assessed based on an appropriate methodology for that risk. All quantifiable risks which are material and mitigated by holding capital are modelled in the Group’s Internal Model, which is used to determine capital requirements under the Solvency II Pillar 1 and economic capital bases. Governance arrangements are in place to support the internal model. This includes independent validation and process and controls around model changes and limitations.

Manage and control

(Unaudited)

The control procedures and systems established within the Group are designed to manage the risk of failing to meet business objectives. This can of course only provide reasonable and not absolute assurance against material misstatement or loss. They focus on aligning the levels of risk-taking with the achievement of business objectives.

The management and control of risks are set out in the Group risk policies. These risk policies define:

•	the Group’s risk appetite in respect of material risks, and the framework under which the Group’s exposure to those risks is limited;
•	the processes to enable Group senior management to effect the measurement and management of the Group material risk profile in a consistent and coherent way; and
•	the flows of management information required to support the measurement and management of the Group material risk profile and to meet the needs of external stakeholders.

Monitoring and reporting

(Unaudited)

The management information received by the Group Risk Committees and the Board is tailored around the risks identified in the annual ‘top-down’ process, and also covers on-going developments in other key and emerging risks.

Risk Appetite and Limits

(Audited)

The extent to which the Group is willing to take risk in the pursuit of its objective to create shareholder value is defined by a number of risk appetite statements, operationalised through measures such as limits, triggers and indicators.

Risk appetite has been set at a Group aggregate level and by risk type, and covers all risks to shareholders, including those from participating and third party business. The qualitative statements are operationalised down to the local business units through measures such as limits, triggers and indicators, and cover the most significant exposures to the Group, particularly those that could impact the Group’s aggregate risk appetite metrics.

The Group Risk function is responsible for reviewing the scope and operation of these measures at least annually, to determine that they remain relevant. On the recommendation of the Group Risk Committee, the Board approves all changes made to the Group’s risk appetite framework.

We define and monitor aggregate risk limits based on financial and non-financial stresses for our earnings volatility, liquidity and capital requirements as follows:

Earnings volatility:

The objectives of the aggregate risk limits seek to manage that:

•	the volatility of earnings is consistent with the expectations of stakeholders;
•	the Group has adequate earnings (and cash flows) to service debt, expected dividends and to withstand unexpected shocks; and
•	earnings (and cash flows) are managed properly across geographies and are consistent with funding strategies.

The two measures used to monitor the volatility of earnings are IFRS operating profit and EEV operating profit, although IFRS and EEV total profits are also considered.

Liquidity:

The objective is to monitor that the Group is able to generate sufficient cash resources to meet financial obligations as they fall due in business as usual and stressed scenarios.

Capital requirements:

The limits aim to manage that:

•	the Group meets its internal economic capital requirements;
•	the Group achieves its desired target rating to meet its business objectives; and
•	supervisory intervention is avoided.

The two measures used to define the limits are Solvency II capital requirements and internal economic capital requirements. In addition, outside the UK capital requirements are monitored on local statutory bases.

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

With the introduction of Solvency II, the existing European Union Insurance Group Directives risk appetite statement has been replaced with a Solvency II Pillar 1 risk appetite. As part of our annual business planning cycle the risk appetite framework plays an integral role. The Group Risk Committee is responsible for reviewing the risks inherent in the Group’s business plan and for providing the Board with input on the risk/reward trade-offs implicit therein. This review is supported by the Group Risk function, which uses submissions from our local business units to calculate the Group’s aggregated position (allowing for diversification effects between local business units) relative to the aggregate risk limits.

Risk policies

(Unaudited)

Risk policies set out specific requirements for the management of, and articulate the risk appetite for, key risk types. There are core risk policies for credit, market, insurance, liquidity and operational risks and a number of internal control policies covering, internal model risk, underwriting, dealing controls and tax risk management.

They form part of the Group Governance Manual, which was developed to make a key contribution to the sound system of internal control that we maintain in line with the UK Corporate Governance Code and the Hong Kong Code on Corporate Governance Practices.

Risk Culture

(Unaudited)

The increasing regulatory focus on market participants instilling corporate cultures that support prudent management and outcomes for consumers is indelibly linked to what we do and how we do it. The ‘risk culture’ (as a subset of the broader business culture) is reflected in the values and behaviours the Group displays when managing risk. It therefore permeates throughout the Group’s Risk Framework and governance processes.

The Group promotes a responsible risk culture in three main ways:

•	By the leadership and behaviours demonstrated by management;
•	By building skills and capabilities to support risk management; and
•	By including risk management (through the balance of risk with profitability and growth) in the performance evaluation of individuals.

Senior management leadership

Senior management promote a responsible culture of risk management by emphasising the importance of balancing risk with profitability and growth in decision making, while seeking to ensure compliance with regulatory requirements and internal policies. As part of this, they encourage all employees to be risk-aware and to take personal responsibility for identifying and helping to address risk issues.

Building skills and capabilities

The Group works to build skills and capabilities in risk management, which are needed by both senior management and risk management specialists, while attempting to allocate scarce resources appropriately.

Performance management

The Group includes risk management measures that balances risk taken with profitability and growth achieved in the performance evaluation of key individuals, including both senior management and those directly responsible for risk management (objectives may be quantitative or qualitative as appropriate).

The remuneration strategy at Prudential is designed to be consistent with its risk appetite, and the Group Chief Risk Officer advises the Group Remuneration Committee on adherence to our risk framework and appetite.

Capital Management

(Unaudited)

Solvency II capital position at 31 December 2015

The estimated Group Solvency II surplus at 31 December 2015 was £9.7 billion, before allowing for the 2015 second interim ordinary and special dividend.

Estimated Group Solvency II capital position	31 December 2015 £bn
Own funds	20.1
Solvency capital requirement	10.4
Surplus	9.7
Solvency ratio	193%

These results allow for:

•	Capital in Jackson in excess of 250 per cent of the US local Risk Based Capital requirement. As agreed with the Prudential Regulation Authority, this is incorporated in the result above as follows:
•	Own funds: represent Jackson’s local US Risk Based available capital less 100 per cent of the US Risk Based Capital requirement (Company Action Level); and
•	Solvency Capital Requirement: represent 150 per cent of Jackson’s local US Risk Based Capital requirement (Company Action Level);
•	Non-recognition of a portion of Solvency II surplus capital relating to the Group’s Asian life operations, reflecting regulatory prudence;
•	Matching adjustment for UK annuities, based on the 31 December 2015 calibration published by the European Insurance and Occupational Pensions Authority; and
•	Transitional measures which have the effect of preserving the Solvency II surplus for our UK business at the same level as under Solvency I, for business written before 1 January 2016.

The Group’s Solvency II capital surplus excludes:

•	Diversification benefits between Jackson and the rest of the Group;
•	Surplus in ring-fenced with-profits funds including the shareholder’s share of the estate of with-profits funds; and
•	Surplus in pension funds.

Analysis of movement in capital position

We previously reported our economic capital results at year end 2013 and year end 2014 before there was certainty in the final outcome of Solvency II and before we received internal model approval. The Solvency II results now reflect the output from our approved internal model under the final Solvency II rules. Allowing for this change in basis, the movement from the previously reported economic capital basis solvency surplus at 31 December 2014 to the Solvency II approved internal model surplus at 31 December 2015 is set out in the table below:

Analysis of movement in Group surplus	£bn
Economic capital surplus as at 1 January 2015	9.7

Operating experience	2.4
Non-operating experience (including market movements)	(0.6)

Other capital movements
Subordinated debt issuance	0.6
Foreign currency translation impacts	0.2
Dividends paid	(1.0)

Methodology and calibration changes
Changes to Own Funds (net of transitionals) and Solvency Capital Requirement calibration strengthening	(0.2)
Effect of partial derecognition of Asia Solvency II surplus	(1.4)

Estimated solvency II surplus as at 31 December 2015	9.7

The movement in Group surplus over 2015 is driven by:

•	Operating experience of £2.4 billion: generated by in-force business and new business written in 2015, including £0.4 billion of benefit from the specific actions taken in the second half of the year to position the balance sheet more efficiently under the new Solvency II regime;
•	Non-operating experience of £0.6 billion: mainly arising from negative market experience during the year; and
•	Other capital movements: comprising an increase in capital from subordinated debt issuance, a gain from positive foreign currency translation effects and a reduction in surplus from payment of dividends.

In addition, the methodology and calibration changes arose as part of the internal model approval process and related to:

•	A £0.2 billion reduction in surplus due to an increase in the Solvency Capital Requirement from strengthening of internal model calibrations, mainly relating to longevity risk, operational risk, credit risk and correlations, and a corresponding increase in the risk margin, which is partially offset by UK transitionals; and
•	A £1.4 billion reduction in surplus due to the negative impact of Solvency II rules for “contract boundaries” and a reduction in the capital surplus of the Group’s Asian life operations, as agreed with the Prudential Regulation Authority.

The change in US treatment from including 150 per cent, rather than 250 per cent of US Risk Based Capital (Company Action Level) in the Group Solvency Capital Requirement, is offset by a corresponding reduction in the Group Own Funds and therefore has no impact on surplus despite the positive impact on the solvency ratio.

The impacts above, including the impact of the change in basis from economic capital to Solvency II, represent an overall reduction in the Group solvency ratio from 218 per cent to 193 per cent.

Analysis of movement in Group solvency position (£ billion)	Own Funds	Solvency Capital Requirement	Surplus	Solvency ratio
Economic capital position at 1 January 2015	17.9	8.2	9.7	218%
Capital generation and other movements	2.0	0.4	1.6	13%
Methodology and calibration changes
Changes to Own Funds (net of transitionals) and Solvency Capital Requirement calibration strengthening	2.3	2.5	(0.2)	(32)%
Effect of partial derecognition of Asia Solvency II surplus	(1.4)	-	(1.4)	(12)%
US Risk Based Capital treatment	(0.7)	(0.7)	-	6%
Estimated Solvency II position at 31 December 2015	20.1	10.4	9.7	193%

Analysis of Group Solvency Capital Requirements

The split of the Group’s estimated Solvency Capital Requirement by risk type including the capital requirements in respect of Jackson’s risk exposures based on 150 per cent of US Risk Based Capital requirements (Company Action Level) but with no diversification between Jackson and the rest of the Group, is as follows:

	31 December 2015	31 December 2015
Split of the Group’s estimated Solvency Capital Requirements	% of undiversified Solvency Capital Requirements	% of diversified Solvency Capital Requirements
Market	55%	72%
Equity	11%	16%
Credit	28%	47%
Yields (interest rates)	13%	6%
Other	3%	3%
Insurance	27%	20%
Mortality/morbidity	5%	2%
Lapse	14%	14%
Longevity	8%	4%
Operational/expense	11%	7%
FX translation	7%	1%

Reconciliation of IFRS equity to Group Solvency II Own Funds

Reconciliation of IFRS equity to Group Solvency II Own Funds	31 December 2015 £bn
IFRS shareholders’ equity	13.0
Restate US insurance entities from IFRS onto local US statutory basis	(1.5)
Remove DAC, goodwill & intangibles	(3.7)
Add subordinated-debt	4.4
Impact of risk margin (net of transitionals)	(2.5)
Add value of shareholder-transfers	3.1
Liability valuation differences	8.6
Increase in value of net deferred tax liabilities (resulting from valuation differences above)	(0.9)
Other	(0.4)
Estimated Solvency II Own Funds	20.1

The key items of the reconciliation are:

•	£1.5 billion represents the adjustment required to the Group’s shareholders’ funds in order to convert Jackson’s contribution from an IFRS basis to the local statutory valuation basis. This item also reflects a derecognition of Own Funds of £0.7 billion, equivalent to the value of 100 per cent of Risk Based Capital requirements (Company Action Level), as agreed with the Prudential Regulation Authority;
•	£3.7 billion due to the removal of DAC, goodwill and intangibles from the IFRS balance sheet;
•	£4.4 billion due to the addition of subordinated debt which is treated as available capital under Solvency II but as a liability under IFRS;
•	£2.5 billion due to the inclusion of a risk margin for UK and Asia non-hedgeable risks, net of transitionals, all of which are not applicable under IFRS;
•	£3.1 billion due to the inclusion of the value of future shareholder transfers from with-profits business (excluding the shareholder’s share of the with-profits estate, for which no credit is given under Solvency II), which is excluded from the determination of the Group’s IFRS shareholders’ funds;
•	£8.6 billion due to differences in insurance valuation requirements between Solvency II and IFRS, with Solvency II Own Funds partially capturing the value of in-force business which is excluded from IFRS;
•	£0.9 billion due to the impact on the valuation of deferred tax assets and liabilities resulting from the other valuation differences noted above; and
•	£0.4 billion due to other items, including the impact of revaluing loans, borrowings and debt from IFRS to Solvency II.

Sensitivity analysis

Solvency II as a measure of regulatory capital is more volatile than under the previous Solvency I regime. At 31 December 2015, the estimated sensitivity of the Group Solvency II surplus to significant changes in market conditions is as follows:

•	An instantaneous 20 per cent fall in equity markets would reduce surplus by £1.0 billion and reduce the solvency ratio to 186 per cent;
•	A 40 per cent fall in equity markets (comprising an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four-week period) would reduce surplus by £1.8 billion and reduce the solvency ratio to 179 per cent;
•	A 50 basis points reduction in interest rates (subject to a floor of zero and allowing for transitional recalculation) would reduce surplus by £1.1 billion and reduce the solvency ratio to 179 per cent;
•	A 100 basis points increase in interest rates (allowing for transitional recalculation) would increase surplus by £1.1 billion and increase the solvency ratio to 210 per cent; and
•	A 100 basis points increase in credit spreads (with credit defaults of 10 times the expected level in Jackson) would reduce surplus by £1.2 billion and reduce the solvency ratio to 187 per cent.

UK Solvency II capital position1, 2

On the same basis as above, the estimated UK Solvency II surplus at 31 December 2015 was £3.3 billion. This relates to shareholder-backed business including the shareholders’ share of future with-profits transfers, but excludes the shareholders’ share of the estate in line with Solvency II requirements.

While the surplus position of the UK with-profits funds remains strong on a Solvency II basis, it is ring-fenced from the shareholder balance sheet and is therefore excluded from both the Group and the UK shareholder Solvency II surplus results. The estimated UK with-profits funds Solvency II surplus at 31 December 2015 was £3.2 billion.

Estimated solvency II capital position 31 December 2015	UK Shareholder £bn	UK with-profits £bn
Own Funds	10.5	7.6
Solvency Capital Requirement	7.2	4.4
Surplus	3.3	3.2
Solvency ratio	146%	175%

The UK with-profits funds surplus has reduced from £3.7 billion at 30 June 2015 to £3.2 billion at 31 December 2015. This is principally due to an increase in the equity backing ratio of the Prudential Assurance Company with-profits sub-fund by 5 per cent, in order to utilise the strength of the fund in line with the Principles and Practices of Financial Management, and strong new business growth.

Reconciliation of UK with-profits funds IFRS unallocated surplus to Solvency II own funds[2]	31 December 2015 £bn
IFRS unallocated surplus of UK with-profits funds	10.5
Existing adjustments from IFRS to Solvency I in Capital Position Statement:
Value of shareholder transfers	(2.1)
Other valuation differences	(0.7)
With-profits fund estate (Solvency I Pillar 1 Peak 2 basis)	7.7
Adjustments to Solvency II:
Risk margin (net of transitional)	(0.7)
Other valuation differences	0.6
Estimated Solvency II Own Funds	7.6

A reconciliation from IFRS to Solvency I is disclosed annually in the Capital Position Statement in the Group IFRS financial statements. The additional reconciling items to Solvency II mainly reflect the risk margin net of transitionals, with other items including differences in the definition of the risk-free rate and the matching adjustment impact for non-profit annuity liabilities within the with-profits funds.

UK shareholder sensitivity analysis

At 31 December 2015, the estimated sensitivity of the UK shareholder Solvency II surplus to significant changes in market conditions is as follows:

•	An instantaneous 20 per cent fall in equity markets would reduce surplus by £0.4 billion;
•	40 per cent fall in equity markets would reduce surplus by £0.8 billion;
•	A 50 basis points reduction in interest rates (subject to a floor of zero and allowing for transitional recalculation) would reduce surplus by £0.7 billion;
•	A 100 basis points increase in interest rates (allowing for transitional recalculation) would increase surplus by £0.9 billion;
•	A 100 basis points increase in credit spreads would reduce surplus by £0.2 billion; and
•	15 per cent of the UK annuity portfolio downgrading by one whole letter rating would reduce surplus by £0.5 billion.

Notes:

1.	The UK shareholder capital position represents the consolidated capital position of the shareholder funds of Prudential Assurance Company Ltd and all its subsidiaries.
2.	The UK with-profits capital position includes the Prudential Assurance Company with-profits sub-fund, the Scottish Amicable Insurance Fund and the Defined Charge Participating Sub-Fund.

IGD capital position at 31 December 2015

Up to 31 December 2015, Prudential was subject to the capital adequacy requirements of the European Union Insurance Groups Directive as implemented by the Prudential Regulation Authority in the UK. The Insurance Groups Directive capital surplus represents the aggregated surplus capital (on a Prudential Regulation Authority consistent basis) of the Group’s regulated subsidiaries less the Group’s borrowings. No diversification benefit is recognised. We estimate that our Insurance Groups Directive capital surplus is £5.5 billion at 31 December 2015 (before taking into account 2015 second interim ordinary and special dividends), with available capital covering our capital requirements 2.5 times. This compares to a capital surplus of £4.7 billion at the end of 2014 (before taking into account the 2014 final dividend).

The movements in 2015 mainly comprise:

•	net capital generation (inclusive of market and foreign exchange movements) mainly through operating earnings (in-force releases less investment in new business, net of tax) of £1.8 billion; and
•	£0.6 billion of subordinated debt issuance;

Offset by:

•	Final 2014 dividend of £0.7 billion and first interim 2015 dividend of £0.3 billion; and
•	External financing costs and other central costs, net of tax, of £0.6 billion;

IGD surplus represents the accumulation of surpluses across all of our operations based on local regulatory minimum capital requirements with some adjustments, pursuant to the requirements of Solvency I. The calculation does not fully adjust capital requirements for risk nor does it capture the true economic value of assets.

Local statutory capital

All of our subsidiaries continue to hold appropriate capital positions on a local regulatory basis. Jackson’s Risk-Based Capital ratio at the end of 2015 was 481 per cent, having remitted £470 million to Group earlier in the year. The Prudential Assurance Company Limited, our main UK operation, has an estimated Solvency II surplus of £3.3 billion in respect of its shareholder business, equivalent to a ratio of 146 per cent. Separately the UK with-profits funds remained well capitalised with an estate value of £7.6 billion(15), covering its solvency capital requirements approximately 1.75 times.

Debt Portfolio

The Group continues to maintain a high quality defensively positioned debt portfolio. Shareholders’ exposure to credit is concentrated in the UK annuity portfolio and the US general account, mainly attributable to Jackson’s fixed annuity portfolio. The credit exposure is well diversified and 98 per cent of our UK portfolio and 96 per cent of our US portfolio are investment grade. We experienced no default losses and reported impairments of £26 million (2014: £7 million) across these two fixed income securities portfolios.

(15)	Representing Solvency II own funds of the UK with-profits funds.

Investments

General

The overall financial strength of Prudential and the results, both current and future, of the insurance business are in part dependent upon the quality and performance of the various investment portfolios in the United Kingdom, the United States and Asia.

Prudential’s Total Investments

The following table shows Prudential’s insurance and non-insurance investments, net of derivative liabilities, at 31 December 2015. In addition, at 31 December 2015 Prudential had £151.6 billion of external funds under management. Assets held to cover linked liabilities relate to unit-linked and variable annuity products. In this table, investments are valued as set out in note A3.1 to the consolidated financial statements in Item 18.

	At 31 December 2015 £m
	UK Insurance	US Insurance	Asia Insurance	Total Insurance	Asset Management(a)	Other	Total	Less: assets to cover linked liabilities and external unit holders(b)	Group excluding assets to cover linked liabilities and external unit holders
Investment properties	13,412	5	5	13,422	-	-	13,422	(3,026)	10,396
Investments accounted for using the equity method	434	-	475	909	125	-	1,034	-	1,034
Financial investments:				-
Loans	3,571	7,418	1,084	12,073	885	-	12,958	-	12,958
Equity securities	47,593	91,216	18,532	157,341	85	27	157,453	(108,452)	49,001
Debt securities	83,101	34,071	28,292	145,464	2,204	3	147,671	(19,007)	128,664
Other investments	5,486	1,715	57	7,258	94	1	7,353	(189)	7,164
Deposits	11,226	-	773	11,999	89	-	12,088	(1,049)	11,039
Total financial investments	150,977	134,420	48,738	334,135	3,357	31	337,523	(128,697)	208,826
Total investments	164,823	134,425	49,218	348,466	3,482	31	351,979	(131,723)	220,256
Derivative liabilities	(2,125)	(249)	(140)	(2,514)	(283)	(322)	(3,119)	92	(3,027)
Total investments, net of derivative liabilities	162,698	134,176	49,078	345,952	3,199	(291)	348,860	(131,631)	217,229

(a)	Investments held by asset management operations are further split in note C2.4 to the consolidated financial statements in Item 18.

(b)	Prudential’s Group statement of financial position includes the line by line investments of unit-linked and the consolidated unit-trusts and similar funds. In the table above, these amounts have been deducted in deriving the underlying investments in the right-hand column.

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

	Actual Exchange Rate
	Year Ended 31 December
	2015		2014		2013
	Average investment return	Amount £m	Average investment return	Amount £m	Average investment return	Amount £m
Investment properties
Net investment income	5.6%	562	5.7%	533	5.2%	477
Net realised investment (losses) gains	2.0%	201	0.4%	41	(0.1)%	(6)
Net unrealised investment (losses) gains	6.5%	659	8.9%	831	4.1%	376
Ending assets		10,396		9,852		8,768
Investments accounted for using the equity method
Ending assets		1,034		1,017		809
Loans
Net investment income	5.9%	764	5.9%	745	6.5%	787
Net realised investment (losses) gains	(0.3)%	(34)	(0.9)%	(116)	(0.2)%	(21)
Net unrealised investment gains	(0.1)%	(14)	0.1%	10	0.2%	19
Ending assets		12,957		12,841		12,566
Equity securities
Net investment income	2.5%	1,135	2.6%	997	2.6%	929
Net realised investment gains	2.0%	901	2.3%	881	3.8%	1,354
Net unrealised investment gains (losses)	(2.5)%	(1,149)	1.9%	743	4.9%	1,766
Ending assets		49,001		42,444		35,442
Debt securities
Net investment income	3.9%	4,933	4.0%	4,937	4.4%	5,188
Net realised investment gains (losses)	1.2%	1,534	1.0%	1,173	1.1%	1,299
Net unrealised investment gains (losses)	(3.1)%	(3,936)	5.5%	6,688	(3.7)%	(4,308)
Ending assets		128,662		127,570		117,675
Other investments (including derivative liabilities)
Net investment income	15.5%	725	16.7%	812	12.5%	597
Net realised investment (losses) gains	(8.7)%	(408)	(1.0)%	(50)	(25.5)%	(1,218)
Net unrealised investment (losses) gains	(19.8)%	(927)	12.9%	626	(4.6)%	(218)
Ending assets, net of derivative liabilities		4,138		5,228		4,484
Deposits
Net investment income	0.7%	85	0.7%	85	0.8%	85
Ending assets		11,039		12,158		11,191
Total
Net investment income	3.8%	8,204	4.0%	8,109	4.2%	8,063
Net realised investment gains (losses)	1.0%	2,194	1.0%	1,929	0.7%	1,408
Net unrealised investment gains (losses)	(2.5)%	(5,367)	4.4%	8,898	(1.2)%	(2,365)
Ending assets, net of derivative liabilities		217,227		211,110		190,935

Prudential’s Insurance Investment Strategy and Objectives

Prudential’s insurance investments support a range of businesses operating in many geographic areas. Each of the operations formulates a strategy based on the nature of its underlying liabilities, its level of capital and its local regulatory requirements.

Internal Funds Under Management

Prudential manages 68 per cent of its group funds principally through its fund management businesses, M&G in the UK, PPM America in the United States and Eastspring Investments in Asia. The remaining 32 per cent of the Group’s funds mainly relate to assets held to back unit-linked, unit trust and variable annuity liabilities.

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

Investments

The following table summarises the total investments, net of derivative liabilities, of the UK insurance business at 31 December 2015.

	At 31 December 2015 £m
	SAIF	PAC with- profits fund	Other	Total	Less: assets to cover linked liabilities and external unit holders(a)	Total excluding assets to cover linked liabilities and external unit holders
Investment properties	358	10,757	2,297	13,412	(3,026)	10,386
Investment accounted for using the equity method	-	434	-	434	-	434
Financial investments:
Loans	61	1,998	1,512	3,571	-	3,571
Equity securities	2,530	29,804	15,259	47,593	(11,394)	36,199
Debt securities	2,331	42,204	38,566	83,101	(8,930)	74,171
Other investments	210	4,807	469	5,486	(174)	5,312
Deposits	399	8,383	2,444	11,226	(835)	10,391
Total financial investments	5,531	87,196	58,250	150,977	(21,333)	129,644
Total investments	5,889	98,387	60,547	164,823	(24,359)	140,464
Derivative liabilities	(76)	(1,436)	(613)	(2,125)	89	(2,036)
Total investment, net of derivative liabilities	5,813	96,951	59,934	162,698	(24,270)	138,428

(a)	Please refer to the notes in the total Group investments table within the “Prudential’s Total Investments” section

The following table shows additional analysis of the investments relating to Prudential’s UK insurance business, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, at 31 December 2015. The ‘Other’ column includes investments relating to solvency capital of unit-linked funds and investments relating to non-life long-term business.

	At 31 December 2015 £m
	With- Profits	PRIL	SAIF	Other	Total	Total %
Investment properties	8,436	1,383	358	209	10,386	7.5
Investments accounted for using the equity method	434	-	-	-	434	0.3
Financial investments:
Loans:
Mortgage loans	727	290	-	1,218	2,235
Policy loans	5	-	3	-	8
Other loans	1,266	4	58	-	1,328
Total loans and receivables	1,998	294	61	1,218	3,571	2.6
Equity securities:
United Kingdom:
Listed	11,827	-	890	37	12,754
Unlisted	820	-	9	-	829
Total United Kingdom	12,647	-	899	37	13,583	9.8
International:
United States	4,241	-	373	1	4,615
Europe (excluding the United Kingdom)	10,930	-	814	1	11,745
Japan	2,078	-	173	-	2,251
Pacific (excluding Japan)	2,500	-	169	1	2,670
Other	1,233	-	102	-	1,335
Total international	20,982	-	1,631	3	22,616	16.3
Total equity securities	33,629	-	2,530	40	36,199	26.1
Debt securities:
UK government	1,761	3,342	38	909	6,050
US government	1,499	-	196	1	1,696
Other	36,501	24,683	2,097	3,144	66,425
Total debt securities	39,761	28,025	2,331	4,054	74,171	53.6
Other investments:
Other financial investments	3,274	-	185	1	3,460
Derivative assets	1,380	440	25	7	1,852
Total other investments	4,654	440	210	8	5,312	3.8
Deposits	8,383	1,142	399	467	10,391	7.5
Total investments	97,295	31,284	5,889	5,996	140,464	101.5
Derivative liabilities	(1,364)	(533)	(76)	(63)	(2,036)	(1.5)
Total investment, net of derivative liabilities	95,931	30,751	5,813	5,933	138,428	100.0

Equity Securities

Prudential’s UK insurance operations, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, had £36,199 million invested in equities at 31 December 2015. Most of these equities support Prudential Assurance’s with-profits fund and the SAIF fund, both of which are managed using the same general investment strategy.

The following table shows the geographic spread of this equity portfolio by market value in accordance with the policies described in note A3.1 to the consolidated financial statements in Item 18.

	At 31 December 2015
	Market Value £m	%
United Kingdom	13,583	37.5
United States	4,615	12.7
Europe (excluding United Kingdom)	11,745	32.4
Japan	2,251	6.2
Pacific (excluding Japan)	2,670	7.4
Other	1,335	3.8
Total	36,199	100.0

The equity holdings of the UK insurance operations are well diversified. Prudential held direct equities in 363 companies at 31 December 2015. The ten largest holdings in direct equities at 31 December 2015 amounted to £3,136 million, accounting for 8.7 per cent of the total equity holdings of £36,199 million supporting the UK insurance operations. The following table shows the market value of the ten largest holdings in direct equities at 31 December 2015.

	At 31 December 2015
	Market Value £m	Percentage of Total UK equities
British American Tobacco	419	1.2
HSBC Holdings	384	1.1
BP	380	1.0
GlaxoSmithKline	337	0.9
Royal Dutch Shell	331	0.9
Vodafone Group	275	0.8
BT	272	0.8
Astrazeneca	252	0.7
Imperial Tobacco	244	0.7
Roche Holdings	242	0.6
Total	3,136	8.7

A wide variety of industry sectors are represented in UK insurance operations’ equity portfolio. At 31 December 2015, within the £36,199 million in equities supporting the UK insurance operations, Prudential had £27,484 million, or 75.9 per cent of the holdings, invested in ten industries. The following table shows the primary industry concentrations based on market value of the portfolio of direct equities relating to the UK insurance business at 31 December 2015.

	At 31 December 2015
	Market Value £m	Percentage of total UK equities
Financial	7,139	19.7
Consumer, non-cyclical	6,244	17.2
Consumer, cyclical	3,006	8.3
Communications	2,895	8.0
Industrial	2,392	6.6
Energy	1,822	5.0
Technology	1,489	4.1
Basic Materials	1,151	3.2
Utilities	1,070	3.0
Diversified	276	0.8
Total	27,484	75.9

Debt Securities

At 31 December 2015, of the debt securities held by the UK insurance operations, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, 97.7 per cent were issued by corporations and overseas governments other than the US, 8.2 per cent were issued or guaranteed by the UK government and 2.3 per cent were issued or guaranteed by the US government. These guarantees relate only to payment and, accordingly, do not provide protection against fluctuations in market price that may occur during the term of the fixed income securities.

The following table shows the market value of the debt securities portfolio by maturity at 31 December 2015, in accordance with the policies described in note A3.1 to the consolidated financial statements in Item 18.

	At 31 December 2015
	Market Value £m	%
Securities maturing:
Within one year	2,069	2.8
Over one year and up to five years	14,569	19.6
Over five years and up to ten years	13,549	18.3
Over ten years and up to fifteen years	10,650	14.4
Over fifteen years	33,334	44.9
Total debt securities	74,171	100.0

The following table shows debt securities by rating:

	At 31 December 2015
	Market Value £m	%
S&P—AAA	8,495	11.5
S&P—AA+ to AA–	10,346	13.9
S&P—A+ to A–	15,217	20.5
S&P—BBB+ to BBB–	15,578	21.0
S&P—Other	2,232	3.0
	51,868	69.9
Moody’s—Aaa	1,710	2.3
Moody’s—Aa1 to Aa3	6,738	9.1
Moody’s—A1 to A3	2,626	3.5
Moody’s—Baa1 to Baa3	924	1.2
Moody’s—Other	178	0.2
	12,176	16.3
Fitch	506	0.7
Other	9,621	13.1
Total debt securities	74,171	100.0

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

Real Estate

At 31 December 2015, Prudential’s UK insurance operations, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, had £10,386 million of investments in real estate. The following table shows the real estate portfolio by type of investment. The real estate investments are shown at market value in accordance with the policies described in note A3.1 to the consolidated financial statements in Item 18.

	At 31 December 2015
	Market Value £m	%
Office buildings	4,363	41.9
Shopping centers/commercial	3,644	35.1
Retail warehouses/industrial	1,608	15.5
Development	434	4.2
Other	337	3.3
Total	10,386	100.0

Approximately 54.7 per cent of the UK held real estate investment is located in London and Southeast England with 40.3 per cent located throughout the rest of the UK and the remaining 5.0 per cent located overseas.

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

Investments

The following table shows total investments, net of derivative liabilities, relating to the US insurance operations at 31 December 2015.

	31 December 2015 £m
	Variable annuity separate account assets	Fixed annuity, GIC and other business	Total
Investment properties	-	5	5
Financial investments:
Loans	-	7,418	7,418
Equity securities*	91,022	194	91,216
Debt securities	-	34,071	34,071
Other investments	-	1,715	1,715
Total financial investments	91,022	43,398	134,420
Total investments	91,022	43,403	134,425
Derivative liabilities	-	(249)	(249)
Total investment, net of derivative liabilities	91,022	43,154	134,176
*	Equity securities include investments in mutual funds, the majority of which are equity-based.

The following table further analyses the investments, net of derivative liabilities, of the US insurance operations, excluding the separate account investments supporting the variable annuity business, at 31 December 2015.

	31 December 2015
	£m	%
Non-institutional
Investment properties	5	-
Loans	6,876	15.9
Equity securities	135	0.3
Debt Securities
Corporate securities	22,673	52.6
Government securities	4,241	9.8
Residential mortgage-backed securities	1,207	2.8
Commercial mortgage-backed securities	2,157	5.0
Other debt securities	436	1.0
Total debt securities	30,714	71.2
Other investments	1,632	3.8
Derivative liabilities	(50)	(0.1)
Total non-institutional	39,312	91.1
Institutional
Loans	542	1.3
Equity securities	59	0.1
Debt Securities
Corporate securities	2,837	6.6
Government securities	-	-
Residential mortgage-backed securities	77	0.2
Commercial mortgage-backed securities	246	0.6
Other debt securities	197	0.5
Total debt securities	3,357	7.9
Other investments	83	0.2
Derivative liabilities	(199)	(0.5)
Total institutional	3,842	9.0
Total
Investment properties	5	-
Loans	7,418	17.2
Equity securities	194	0.4
Debt Securities
Corporate securities	25,509	59.2
Government securities	4,242	9.8
Residential mortgage-backed securities	1,284	3
Commercial mortgage-backed securities	2,403	5.6
Other debt securities	633	1.5
Total debt securities	34,071	79.1
Other investments	1,715	3.9
Derivative liabilities	(249)	(0.6)
Total	43,154	100.0

Under IFRS, for the insurance operations, debt securities are shown at fair value and loans are at amortised cost (with the exception of certain policy loans which are held to back liabilities for funds withheld under reinsurance arrangements, which are also accounted on a fair value basis). Equity securities and investment properties are shown at fair value. The fair value of unlisted securities is estimated by Jackson using independent pricing services or analytically determined values.

Debt Securities

Corporate Securities

At 31 December 2015, the US insurance operations had £25,509 million of corporate securities representing 59.2 per cent of the US insurance operations total investments excluding separate account investments. Of the £25,509 million, £21,776 million consisted of debt securities that are publicly traded or trade under Rule 144A under the Securities Act of 1933, as amended (‘Rule 144A’) and £3,733 million consisted of investments in non-Rule 144A privately placed fixed income securities.

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

The following table shows the quality of the publicly traded and SEC Rule 144A debt securities by NAIC classifications:

	2015
	Carrying value
	£m	% of total
NAIC designation:
1	8,777	40
2	12,151	56
3	594	3
4	230	1
5	22	-
6	2	-
	21,776	100

The following table shows the quality of the non-SEC Rule 144A private placement portfolio by NAIC classifications:

	2015
	Carrying value
	£m	% of total
NAIC designation:
1	1,775	48
2	1,832	49
3	87	2
4	38	1
5	1	-
6	-	-
	3,733	100

Residential Mortgage-Backed Securities

At 31 December 2015, the US insurance operations had £1,284 million of residential mortgage-backed securities, representing 3.0 per cent of US insurance operations total investments, excluding separate account investments. At 31 December 2015, of the £1,284 million, of which £902 million were ‘prime’ securities with 77 per cent of the balance rated AA.

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

Commercial Mortgage-Backed Securities

At 31 December 2015, the US insurance operations had £2,403 million of commercial mortgage-backed securities, representing 5.6 per cent of US insurance operations total investments, excluding separate account investments. Of this total, 56.9 per cent were rated AAA (Standard & Poor’s ratings have been used where available and for securities where S&P ratings are not immediately available, those produced by Moody’s and then Fitch have been used as an alternative). Due to the structures of the underlying commercial mortgages, these securities do not present the same pre-payment or extension risk as residential mortgage-backed securities.

Other Debt Securities

At 31 December 2015, the US insurance operations had £633 million of other debt securities, representing 1.5 per cent of US insurance operations total investments, excluding separate account investments.

Loans

At 31 December 2015, loans totaled £7,418 million, representing 17.2 per cent of US insurance operations total investments, excluding separate account investments. Of the total, £4,367 million related to commercial mortgage loans and £3,051 million to policy loans. Of the £3,051 million policy loans, £2,183 million were held to back the liabilities for funds withheld under reinsurance arrangement attaching to the purchase of REALIC in 2012.

Commercial Mortgage Loans

At 31 December 2015, commercial mortgage loans represented 10.1 per cent of US insurance operations total investments, excluding separate account investments. The average loan size is £8.6 million, collateralised by properties located in the United States.

Jackson has addressed the risk of these investments by building a portfolio that is diverse both in geographic distribution and property type.

The property types are mainly industrial, multi-family residential, suburban office, retail and hotel. The breakdown of the market value by property type is as follows:

31 December 2015%
Multi-family residential mortgage loans	29.9
Industrial mortgage loans	27.5
Retail mortgage loans	17.3
Suburban office mortgage loans	11.3
Hotel mortgage loans	10.1
Other loans	3.9
Total	100.0

The following table shows the geographic split of the collateral for these loans:

31 December 2015%
California	11.8
Florida	6.9
Texas	7.0
Ohio	6.5
Washington	5.2
Other (sum of all states < 5% each)	62.6
Total	100.0

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

Policy Loans

Policy loans represented 7.0 per cent of US insurance operations total investments, excluding separate account investments at 31 December 2015. Policy loans are fully secured by individual life insurance policies or annuity policies and are contractual arrangements made under the policy. As described above, £2,183 million out of the £3,051 million policy loans were held to back the liabilities for funds withheld under reinsurance arrangement attaching to the purchase of REALIC in 2012.

Equity Securities

Equity securities supporting US insurance operations, excluding separate account investments, totaled £194 million at 31 December 2015.

Other

Other financial investments of £1,715 million, representing 3.8 per cent of US insurance operations total investments, excluding separate account investments at 31 December 2015 were made up of £810 million of limited partnership interests and derivative assets of £905 million.

The largest investment in the limited partnerships category is a £72 million interest in the PPM America Private Equity Fund. The remainder of this category consists of diversified investments in 162 other partnerships managed by independent money managers that generally invest in various equity and fixed income loans and securities.

Investments Relating to Asian Insurance Business

Prudential’s Asian insurance operations’ investments, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, largely support the business of Prudential’s Singapore, Hong Kong and Malaysia operations.

The following table shows Asia’s investments, net of derivative liabilities, at 31 December 2015. In this table, investments are valued in accordance with the policies described in note A3.1 to the consolidated financial statements in Item 18.

	31 December 2015 £m
	With-profits business	Unit-linked assets	Other	Total	Less: assets to cover linked liabilities and external unit holders(a)	Total excluding assets to cover linked liabilities and external unit holders	%
Investment properties	-	-	5	5	-	5	-
Investments accounted for using the equity method	-	-	475	475	-	475	1.5
Financial investments:
Loans	540	-	544	1,084	-	1,084	3.3
Equity securities	6,861	10,831	840	18,532	(6,036)	12,496	38.2
Debt securities	16,335	2,809	9,148	28,292	(10,076)	18,216	55.6
Other investments	28	16	13	57	(16)	41	0.1
Deposits	188	214	371	773	(214)	559	1.7
Total financial investments	23,952	13,870	10,916	48,738	(16,342)	32,396	98.9
Total investments	23,952	13,870	11,396	49,218	(16,342)	32,876	100.4
Derivative liabilities	(124)	(2)	(14)	(140)	3	(137)	(0.4)
Total investment, net of derivative liabilities	23,828	13,868	11,382	49,078	(16,339)	32,739	100.0

(a)	Please refer to notes in the total Group investments table.

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

Debt Securities

The following table shows rating categorisation of the debt security investments of Prudential Corporation Asia’s long-term insurance fund, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, at 31 December 2015.

	31 December 2015
	Market Value £m	%
S&P—AAA	804	4.4
S&P—AA+ to AA–	6,485	35.6
S&P—A+ to A–	2,504	13.7
S&P—BBB+ to BBB–	1,731	9.5
S&P—Other	1,166	6.4
	12,690	69.6
Moody’s—Aaa	816	4.5
Moody’s—Aa1 to Aa3	1,355	7.4
Moody’s—A1 to A3	322	1.8
Moody’s—Baa1 to Baa3	247	1.4
Moody’s—Other	14	0.1
	2,754	15.2
Fitch	834	4.6
Other*	1,938	10.6
Total debt securities	18,216	100.0
*	Further information is provided in note C3.3 to the consolidated financial statements in item 18.

Equity Securities

The following table shows a geographic analysis of equity security investments of Asia’s long-term insurance fund, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, at 31 December 2015.

	31 December 2015
	Market Value £m	%
Hong Kong	6,686	53.5
Singapore	4,941	39.5
Taiwan	538	4.3
Malaysia	243	1.9
Other	88	0.8
Total	12,496	100.0
Description of Property — Corporate Property

As at 31 December 2015, Prudential’s UK headquartered businesses occupied 71 properties in the United Kingdom, Europe, India and Africa. These properties are primarily offices with some ancillary storage facilities. Prudential’s global headquarters is located in London and is held on a freehold basis. Of the remainder, the most significant holdings are offices in London and Reading in England, Stirling in Scotland and Mumbai in India. The property in Stirling is held on a freehold basis, and is leased by the business from PAC’s with-profits fund. The rest of the properties occupied by Prudential’s UK based businesses, in the UK and India, are held leasehold. Elsewhere in Europe, 25 of the properties are occupied leasehold and the rest (eleven) are short-term serviced offices. Seventeen properties are leased in Ghana, Kenya and Uganda, Africa. The leasehold properties range in size from 500 to 225,000 sq. ft. Overall, the UK, Europe, Africa and Asia occupied property portfolio totals approximately 835,000 sq. ft.

Prudential’s UK headquartered businesses also hold one surplus owned property and approximately 18 surplus leasehold properties in the United Kingdom, spread geographically throughout the country. This surplus accommodation (i.e. not occupied by the Group but including those sublet) totals approximately 263,000 sq. ft. There are also two surplus land holdings in the United Kingdom, totalling 57 acres. A high proportion of the surplus estate has been sublet to third party occupiers generating income for the Group to cover this overhead. As at 31 December 2015 vacancy within the surplus estate stood at 47,000 sq. ft.

In the United States, Prudential owns Jackson National Life’s executive and principal administrative office located in Michigan. Prudential owns a total of eight facilities in Lansing, Michigan, which total approximately 867,665 sq. ft. Prudential also leases premises in Michigan, Colorado, Tennessee, California, Illinois, New York, New Jersey, Georgia, Florida, Wisconsin, Massachusetts, Connecticut, New Hampshire, Pennsylvania, Texas, Maryland and North Dakota for certain of its operations. Prudential holds 31 operating leases with respect to office space, throughout the United States. The leasehold properties range in size from 500—180,000 sq. ft. In the United States, Prudential owns and leases a total of approximately 1,489,000 sq. ft. of property. In addition to the owned and leased properties, Prudential also owns a total of 446 acres of surplus land, all located in Lansing, Michigan.

Prudential’s United States headquartered business also sublets two surplus office properties in Lansing, Michigan, totalling approximately 14,200 sq. ft., located in one of its owned properties.

In Asia, Prudential owns or leases properties principally in Hong Kong, Singapore, Malaysia, Indonesia, Thailand, the Philippines, China (50 per cent joint venture), Taiwan, Japan, Vietnam, India (26 per cent joint venture), Korea, United Arab Emirates, Myanmar, Laos and Cambodia.

Within these countries, Prudential owns 59 property assets (including those owned by its with-profits funds), ranging from office space to land holdings. The breakdown of these owned assets by country is as follows:

Malaysia (including the Malaysia Takaful joint venture): thirty two individually saleable owned assets—Office and residential space totalling 307,104 sq. ft.

Philippines: two owned assets—Office space totalling 4,278 sq. ft.

Singapore: one owned asset—Office space totalling 11,883 sq. ft.

Taiwan: sixteen owned assets—All surplus land holdings totalling 30,137 sq. ft.

Thailand: eight owned assets—Office space and surplus land holdings totalling 36,481 sq. ft.

Prudential has (excluding India but including the China and Malaysia Takaful joint ventures), a total of 504 external operating leases, totalling approximately 4.43 million square feet of property.

In India, Prudential holds a minority stake (26 per cent) with ICICI in a joint venture which holds the property interests. The property is occupied by the ICICIPru Life and ICICIPru AMC businesses. The holding comprises approximately 660 leased properties, totalling approximately 930,000 sq. ft. There is one owned and occupied asset comprising approximately 40,000 sq. ft. in Mumbai.

Prudential Corporation Asia’s real estate strategy involves consolidation of its existing property portfolio to support its local business strategies throughout the region, to take advantage of opportunities in the regional markets in securing long term cost savings for the business while maintaining competitive advantage.

M&G has agreed a pre-let transaction with a developer to lease 323,000 sq ft of offices in Central London, commencing in 2018. The building is currently under construction. The Malaysian headquartered businesses (forming part of Prudential Corporation Asia) have agreed a pre-let transaction with a developer to lease 326,500 sq ft of offices in Kuala Lumpur, commencing in 2018. Building groundworks have commenced.

There have been no other property transactions subsequent to 31 December 2015 which would have a material impact on the financial position of Prudential.

Prudential believes that its facilities are suitable for the conduct of its businesses. We periodically review our space requirements and may acquire or lease new space as needed to accommodate any future needs of our businesses. Prudential’s operating leases have no material commercial value.

In summary, Prudential owns 43 properties which it also occupies and which are accounted for as owner occupied. These properties are comprised of thirty four in Asia, one in the UK and eight in the US. ICICI Pru also owns and occupies one property in India. The total value of Prudential’s owner occupied properties at 31 December 2015 was £411 million. This represents less than 1 per cent of Prudential’s total assets.

Prudential is the lessee under 592 operating leases used as office accommodation, comprising 504 leases held by the Asia business, 31 leases held by the US business and 57 leases held by the UK businesses. For the UK based businesses, Prudential holds 13 short-term serviced offices.

Investment Interests

Prudential also holds interests in properties within its investment portfolios accounted for as investment property. At 31 December 2015 the total value of investment properties was £13,422 million and comprised 471 properties held by the UK,3 held in Asia and 6 held by the US. In total they comprised 3.5 per cent of Prudential’s total assets. The UK business’ holdings account for over 99 per cent by value of the total investment properties.

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

United Kingdom

Prudential’s principal competitors include many of the major retail financial services and fund management companies operating in the United Kingdom. These companies include Aviva, Legal & General, Standard Life, Scottish Widows, Aegon, AXA, Just Retirement, Zurich Financial Services, Liverpool Victoria, Fidelity, Invesco Perpetual, Jupiter, Threadneedle, Schroders and BlackRock. Prudential competes with other providers of financial products to be included on financial advisors’ panels of preferred providers.

Intellectual Property

Prudential conducts business under the ‘Prudential’, ‘Jackson’, ‘M&G’ and ‘Eastspring Investments’ brand names and logos. It is also the registered owner of over 100 domain names, including ‘www.prudential.co.uk’, ‘www.prudentialcorporation-asia.com’, ’www.jackson.com’, ’www.mandg.co.uk’, ‘www.eastspringinvestments.com’ and ’www.pru.co.uk’.

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

Since April 2013, the Prudential Regulation Authority (the ‘PRA’) has been Prudential’s ‘lead supervisor’ and played a principal role in assessing and ensuring the adequacy of Prudential’s solvency and financial stability on a Group-wide basis. Draft UK legislation in the Bank of England Financial Services Bill proposes to change the PRA’s status as a separate legal entity and subsidiary of the Bank of England and instead make it an integral part of the Bank of England itself. A new committee of the Bank of England, the Prudential Regulation Committee (the ‘PRC’) will be established to exercise the functions of the PRA. It is anticipated that the draft Bill will be enacted and come into force in the spring of 2016. The PRA brand and objectives will remain unchanged.

The regulators supervising the Group do so on a cross-border basis through a ‘regulatory college’. The college meets at an annual event hosted by the PRA and includes a number of non-UK regulators who supervise Prudential’s overseas operations, as well as representatives from the Financial Conduct Authority (‘FCA’) and European Insurance and Occupational Pensions Authority (‘EIOPA’). In 2015, other participants included representatives from regulators in Singapore, Taiwan, Hong Kong, Malaysia, Ireland and Michigan (US). The annual PRA college process began in 2014 and EIOPA has full participation rights. The aim of the college is to enhance cooperation and coordination of activities between the Group’s key regulators.

As well as coordinating EU-level local regulators and hosting the college described above, since both Prudential’s parent company and a significant proportion of its global insurance operations are in the UK, the PRA plays an important coordinating role in regulatory initiatives at a global level. This role is less formal than within the EU and depends principally on the various memoranda of understanding signed with non-EU regulators, including in the US and Asia. In consequence, although the PRA’s role as a lead supervisor does not restrict the role of individual local regulators or override the local insurance and other financial services regimes described in the following sections, the PRA’s rules and its regulatory agenda impact Prudential’s operations globally.

Moreover, because the UK regulatory framework is considerably shaped and influenced by regulations, directives and subsidiary legislation and rules emanating from the EU, the significant Group-wide impact of such rules may, at times, result in legal and regulatory developments in the EU having a significant impact on the business and operations of the Group as a whole.

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

The IAIS has various initiatives which are detailed in this section. On 18 July 2013, it published a methodology for identifying G-SIIs, and a set of policy measures that will apply to them, which the FSB endorsed. Groups designated as a G-SII are subject to additional regulatory requirements, including enhanced group-wide supervision, effective resolution planning, development of a Systemic Risk Management Plan, a Recovery Plan and a Liquidity Risk Management Plan. Prudential’s designation as a G-SII was reaffirmed on 3 November 2015. Prudential is monitoring the development and potential impact of the policy measures and is continuing to engage with the PRA on the implications of the policy measures and Prudential’s designation as a G-SII. The IAIS is also developing ComFrame which is focused on the supervision of large and complex Internationally Active Insurance Groups (IAIGs). ComFrame will establish a set of common principles and standards designed to assist regulators in addressing risks that arise from insurance groups with operations in multiple jurisdictions.

See the Group Risk Framework section in Item 4 of this document for more on these two regulatory developments.

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

The European Union’s Solvency II Directive came into effect on 1 January 2016. The European Commission will review elements of the Solvency II legislation from 2016 onwards including a review of the Long Term Guarantee measures by 1 January 2021.

The IAIS Insurance Core Principles (‘ICP’), which provide a globally accepted framework for the supervision of the insurance sector and ComFrame evolution, are expected to create continued development in both prudential and conduct regulations over the next two to three years, particularly in the emerging markets of Asia.

The regulatory environment continues to evolve in Asia, where economies in the region are in various phases of maturity. In general (though there are exceptions), regulators in developing economies continue to build the regulatory framework relevant to their level of economic development. This increased regulatory pressure will continue to affect Prudential’s Asian businesses as Asian regulators begin to adopt the new IAIS standards, which is expected to cause sharper focus on risk management systems and in some jurisdictions may result in a requirement to hold more capital to manage asset and liability positions.

Consumer protection continues to be a key theme influencing regulatory change in Asia. For example, in 2015 Bank Negara Malaysia (‘BNM’) finalised the Life Insurance and Family Takaful Framework with the aim of increasing the professionalism of intermediaries, enhancing the transparency around the provision of products and services to consumers and achieving higher levels of insurance and Takaful penetration in Malaysia. Specific initiatives based on this framework will follow during 2016 up to early 2019.

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

UK Supervision and Regulation

The Financial Services and Markets Act 2000

Prudential’s insurance and investment businesses in the UK are regulated under the Financial Services and Markets Act 2000 (‘FSMA 2000’), as amended by the 2012 Financial Services Act (‘FS Act’). In addition, those businesses are subject to various UK laws (for example, the Data Protection Act 1998 in relation to the processing of customer data and various Pension Acts) some of which require the relevant Prudential entity to be licensed or registered.

UK regulatory regime

There are two principal financial services regulators in the UK:

•	The PRA, which oversees micro-prudential regulation of deposit-takers, insurers and some systemically important investment firms; and

•	The FCA, which is responsible for conduct of business regulation of all authorised firms and the prudential regulation of firms not regulated by the PRA. The FCA has also inherited the majority of the market regulatory functions (excluding certain functions which are the responsibility of the Bank of England) previously held by the FSA.

In discharging their respective functions, the PRA and FCA have separate objectives as defined in FSMA 2000 as amended by the FS Act. The general objective of the PRA is to promote the safety and soundness of PRA-authorised persons. The PRA also has an insurance objective, which is to contribute to the securing of an appropriate degree of protection for those who are or may become policyholders. The strategic objective of the FCA is to ensure that the relevant markets that it regulates function properly. The FCA has three operational objectives: to secure an appropriate degree of protection for consumers; to protect and enhance the integrity of the UK financial system; and to promote effective competition in the interests of consumers.

The approach of the PRA and FCA

Close and regular contact between the PRA and FCA and senior management and those individuals in firms performing controlled functions remains a feature of the UK regulatory regime. Both regulators have continued to focus on risk, but with their approaches informed by separate statutory objectives and pursued through distinct supervisory programmes.

Both the PRA and FCA have sought to adopt a more judgement-led approach to supervision while also being more forward-looking in relevant judgments by assessing firms against both current and future risks. The approach of both the PRA and the FCA is also principles-based; reliance on technical rules is insufficient to ensure the correct outcomes are met. This has resulted in a more intrusive and proactive approach to supervision.

The PRA is weighting its supervision towards those issues and those insurers that, in its judgment, pose the greatest risk to its statutory objectives, conducting its assessment work on a continuous cycle. For significant firms such as Prudential, the PRA conducts detailed analysis of their business models including, in the case of an insurer, forming its own projection of the insurer’s ability to generate returns and the associated risks. In line with a more interventionist approach, the PRA has indicated that it will require the insurer to change its business model if it believes that mitigating measures alone cannot adequately reduce material risks to safety and soundness and policyholder protection. Both the PRA and the FCA have placed a significant focus on assessing the governance frameworks and culture that exist within financial firms.

The FCA’s supervision model is built upon three pillars of supervision activity:

•	Pillar I is a programme of proactive, firm-specific supervision for the largest firms and groups;

•	Pillar II is event-driven, reactive supervision, which is focused on dealing with crystallised or crystallising risks in accordance with the FCA’s risk appetite; and

•	Pillar III is the FCA’s thematic approach, where it focuses on risks and issues for a sector as a whole.

The FCA is responsible for supervising around 73,000 firms and thus has to allocate its resources by perceived risk. All authorised firms have been allocated to one of the two following conduct categories.

•	Fixed portfolio firms: Fixed portfolio firms are the largest firms and groups across both retail and wholesale markets. These firms, which include subsidiaries of Prudential, have an ongoing proactive relationship with a dedicated team of supervisors at the FCA and are subject to an ongoing cycle of proactive supervision.

•	Flexible portfolio firms: Flexible portfolio firms are supervised through thematic and market-based work, along with programmes of communication, engagement and education activity aligned to the key risks identified in the relevant sector.

While the PRA has prudential responsibility for all deposit takers, insurers and significant investment firms, the FCA is the prudential supervisor for most firms across the financial services industry, such as asset managers, financial advisers, and mortgage and insurance brokers. The FCA is the conduct supervisor for all UK regulated financial services firms.

The FCA’s approach aims to minimise the harm to consumers, wholesale market participants and market stability when firms experience financial stress or fail in a disorderly manner. The starting principle is that, if firms are failing, they should be allowed to do so in an orderly manner, regardless of their size. Firms that are solely regulated by the FCA are allocated to one of three prudential categories:

•	P1 firms, whose failure would cause lasting and widespread financial and reputational damage to their customers, client assets and the marketplace beyond, are subject to periodic capital and, if applicable, liquidity assessment, conducted by the FCA’s prudential specialists every 24 months.

•	P2 firms are those whose disorderly failure would damage consumers and client assets but are more easily dealt with than the failure of a P1 firm. They are subject to periodic capital and, if applicable, liquidity assessment, conducted by prudential specialists every 48 months.

•	P3 firms are those whose failure, even if disorderly, is unlikely to cause any significant harm to consumers or market integrity. These firms are supervised on a reactive basis.

Whilst some of the UK regulated entities in the Prudential Group are dual regulated, the relevant entities in our M&G fund management business are solely regulated by the FCA and are classified as P1 on the above scale.

Overview of FSMA 2000 regulatory regime

Principles for Businesses and Fundamental Rules

An authorised firm is subject to a range of ongoing regulatory requirements supervised by the FCA and, for dual-regulated firms, the PRA. These include the requirement to meet at all times specified threshold conditions, which include possession of adequate resources for the carrying on of its business and being fit and proper. Key features of the regime are the FCA’s 11 ‘Principles for Businesses’ and the PRA’s 8 ‘Fundamental Rules’. These cover key areas such as the firm’s relationship with the FCA and PRA, the need to conduct business with integrity and the requirement to pay due regard to the interests of customers and treat them fairly.

Main features of regulation applicable to Prudential’s insurance and investment businesses

Supervision of management of authorised firms

Until 7 March 2016, the PRA and FCA supervised the management of all authorised firms through the ‘approved persons’ regime, under which any appointment of a person who performed a ‘controlled function’, including functions that enable the exercise of significant influence over an authorised firm, must have been pre-approved by the PRA or FCA, as applicable. Increasingly the regulators are looking to understand how senior managers discharge their responsibilities and are holding them to account for regulatory failings.

A number of senior managers in the Group Head Office were registered as approved persons for certain of the regulated subsidiaries with either just the PRA or both the PRA and FCA, even though in most cases they were not directors or senior managers of those entities. This was in recognition of the significant influence these managers exerted over the regulated subsidiaries.

The new Senior Insurance Managers’ Regime (‘SIMR’) has applied since 7 March 2016. It was proposed by the PRA in November 2014 and is broadly in line with the regime implemented for the banking sector in the UK, following the Financial Services (Banking Reform) Act 2013. The SIMR replaced the approved persons regime previously in place for insurance firms, and brings extra emphasis on the conduct of senior managers and their individual responsibility for decisions, which could lead to firms facing regulatory censure. Senior managers have core responsibilities prescribed to them, according to their role.

Under the SIMR, firms have to maintain a governance map that describes their management and governance arrangements and to ensure there are no gaps in the allocation of responsibilities. There are also some changes to the “fit and proper” requirements under Solvency II, which were implemented at the same time as the SIMR came into force. In addition to the new regime for senior managers, a new set of conduct standards have been introduced which apply to senior managers as well as to a wider class of insurance firm employees to the extent that they perform a ‘key function’. A grandfathering exercise took place before the end of March 2016 to ensure staff authorised under the previous regime were transitioned across to SIMR, as appropriate, including those in Group Head Office.

The PRA published a Consultation Paper in May 2015 on corporate governance and board responsibilities. This paper sought views on a draft supervisory statement which drew on the PRA’s regulatory experience to identify some key issues for boards to consider, and to which the PRA pays close attention in the conduct of its supervision. The draft statement underscores the collective responsibilities shared by board members, and as such, complements the individual accountabilities which the PRA has introduced through SIMR.

The PRA published a Consultation Paper in September 2015 relating to the implementation of audit committee requirements under the revised Statutory Audit Directive. The requirements apply to a range of firms, including Solvency II insurers. Key provisions include a requirement that the audit committee should be a sub-committee of the Board and membership should consist entirely of independent NEDs. The requirements are consistent with the way that the Group Audit Committee currently functions. However the proposals may have a significant impact on the composition of subsidiary audit committees. The changes will apply to financial years beginning on or after 17 June 2016.

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

Financial Advice and Fairness

In August 2015, HM Treasury and the FCA announced the launch of the Financial Advice Market Review (‘FAMR’), which is intended to consider the current regulatory and legal frameworks governing the provision of financial advice to consumers, and its effectiveness in ensuring that all consumers have access to the information, advice and guidance necessary to enable them to make effective decisions about their finances. This review:

•	examined the “advice gap” for people who do not have sufficient wealth;

•	ensured the regulatory and legislative environment allows and encourages firms to innovate and grow their business models to include affordable and accessible financial advice; and

•	considered ways to encourage people to seek financial advice, addressing unnecessary barriers that currently deter them.

This review considered all types of retail financial products including pensions, savings, mortgages and insurance and reported ahead of the Budget in March 2016. On 14 March 2016, the FCA and HM Treasury published their final report setting out 28 recommendations to increase the accessibility and affordability of the advice and guidance that consumers get in the UK. The recommendations focus on three key areas:

•	Affordability: advice and guidance to the mass market should be more cost-effective. Firms should develop more streamlined services and engage with customers in a more effective way. There is a proposal for the FCA to set up a dedicated team to help firms develop large-scale automated advice models to bring these to market more quickly.

•	Accessibility: implementing procedures to help consumers engage more effectively with advice. These include making consumers’ own information more easily available to them and those who advise them; the development of “rules of thumb” and the use of nudges to encourage customers to seek support at key life stages. The report also recommends measures to help employers to give more support to their staff on financial matters.

•	Liabilities and consumer redress: recommendations to increase clarity and transparency about the way in which the Financial Ombudsman Service deals with consumer complaints. The report also makes recommendations in relation to the FCA’s review of funding of the Financial Services Compensation Scheme to assist advisers struggling to predict and budget for the levy they have to pay.

The FCA announced in 2014 that it would assess whether life insurance firms are operating historic (often termed ‘legacy’ or ‘heritage’) products in a fair manner. For example, the project assessed:

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

On 3 March 2016, the FCA published a report setting out its findings from the above thematic review covering eleven firms, including Prudential’s UK business. The FCA has issued a statement clarifying that in order to address the findings identified by the thematic review, it will consult on guidance which will provide firms with extra detail on the actions they should be taking in order to treat their closed-book customers fairly in the future. In addition, the FCA will convene an industry-wide discussion with the aim that the industry reaches a voluntary solution to capping or removing exit and/or paid-up charges on relevant products.

In addition, the FCA announced in its statement that further work is required to consider whether six of the eleven firms (including Prudential’s UK business) have failed to meet the FCA’s standards in relation to disclosure to customers of exit and paid-up charges and, if so, whether remedial and/or disciplinary action is necessary or appropriate in relation to these firms or others across the market. These investigations have commenced and will enable the FCA to establish the reasons for the practices within firms; whether customers have suffered detriment as a result and how widespread any practices are within the six firms. The FCA has stated that no conclusion has been reached as to whether there have been any breaches of regulatory requirements.

The Independent Project Board (‘IPB’), which was responsible for overseeing the audit of charges and benefits in legacy defined contribution workplace pension schemes, issued its report in December 2014. Providers of schemes where savers are potentially exposed to high charges or where savers face exit charges were asked to review their data and identify what actions could be taken to improve outcomes for savers. Prudential considered the report findings and, working alongside governance bodies, an implementation plan was agreed by the end of 2015, to be delivered during 2016.

Consumer protection, the Financial Ombudsman Service (‘FOS’), the Financial Services Compensation Scheme (‘FSCS’) and the Pension Protection Fund (‘PPF’)

The consumer protection agenda in the UK is within the remit of the FCA. The FCA’s focus is on product scrutiny, sales practices and firms’ cultures, including assessment of how remuneration structures affect consumer outcomes. In addition, the FCA has a specific remit to promote competition within the financial services industry.

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

In addition, the PPF is a statutory fund aimed at protecting members of eligible pension schemes where their employer (or a past employer) has become insolvent and the pension scheme can no longer afford to pay the promised pension.

All the above schemes are funded by levies on the UK financial services industry.

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

The UK is a member of the Financial Action Task Force (‘FATF’), an international body that sets the standard for anti-money laundering and sanctions. The FATF conducts scheduled mutual evaluation reviews of member countries and these help anticipate future regulatory expectations. The UK will be subject to its next evaluation by 2018.

The UK financial crime landscape is set for changes as Member States must implement the Fourth EU Money Laundering Directive by December 2016. UK firms will be required to comply with the updated requirements.

UK firms are required to disclose suspicions of money-laundering to the National Crime Agency. The FCA can take enforcement action against firms that fail to effectively manage their financial crime risks.

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

Capital requirements for insurers

As noted above, in order to maintain authorised status under the FSMA 2000, firms must continue to satisfy certain threshold conditions, which, inter alia, require firms to have adequate resources for the carrying on of their business. The majority of the rules which govern the prudential regulation of insurers are currently found in the ‘Minimum Capital Requirement’, ‘Own Funds’ and ‘Solvency Capital Requirement’ parts of the PRA Rulebook, which came into force to implement Solvency II on 1 January 2016.

‘Solvency II’ is the new prudential framework for insurance companies. This repeals and replaces the existing Life, Non-life, Re-insurance and IGD directives. The main aim of this framework is to ensure the financial stability of the insurance industry and protect policyholders through solvency requirements better matched to the true risks of the business. The framework is outlined in the Solvency II Directive, with much of the detail in the rules set out in ‘Level 2’ implementing measures. These measures are accompanied by further requirements developed by EIOPA, namely the Implementing Technical Standards, which aim to ensure the uniform application of the Solvency II Directive and Guidelines necessary to guarantee convergence of the Solvency II implementation.

In the UK, the PRA was responsible for implementation of the Solvency II framework. Solvency II adopts a three-pillar approach to prudential regulation, which is similar to the “CRD IV” approach that has already been adopted in the banking sector in Europe.

Although the Solvency II Directive has similarities to the previous UK regime set out in GENPRU and INSPRU in terms of its risk-based approach to the calculation of capital requirements and use of capital tiering, there are also many differences both in terms of substance and terminology. For example, while both regimes share the principle of a market consistent valuation of assets and liabilities, there are differences in the detailed valuation methodologies.

A key aspect of Solvency II is the focus on a supervisory review at the level of the individual legal entity. Insurers have been encouraged to improve their risk management processes and are allowed to make use of internal economic capital models to calculate capital requirements, subject to approval by the local regulator (the PRA in the UK). In addition, Solvency II requires firms to develop and embed an effective risk management system as a fundamental part of running the firm.

The new regime also requires firms to disclose a considerably greater level of qualitative and quantitative information than under current rules, both to their own supervisor through Regular Supervisory Reporting (‘RSR’) and to the market through the publication of a Solvency and Financial Condition Report (‘SFCR’). This is intended to increase transparency, allowing easier comparison across the industry and enabling supervisors to identify sooner if firms are heading for financial difficulty. In turn, increased transparency is intended to drive market discipline, arising from the reaction of ratings agencies and the capital markets to firms’ performance.

During 2015, Prudential submitted a number of Solvency II applications to the PRA. Following review of these applications the PRA confirmed that Prudential has been granted the following Solvency II approvals:

•	Approval for use of a partial internal model to calculate the Group Solvency Capital Requirement (‘SCR’) as well as solo SCRs for each European based insurance entity

•	Approval for use of the Deduction & Aggregation (‘D&A’) method to bring material US insurance entities and their subsidiaries into the Group SCR. This approval was granted for a period of three years (until 31 December 2018) following approval of final Delegated Acts relating to US provisional Solvency II equivalence.

•	Approval for use of both the matching adjustment and transitional measures for relevant UK solo insurance entities.

•	Approval to exclude a small number of immaterial entities from the scope of Group supervision under Solvency II.

Further details on the Group Solvency II capital position at 31 December 2015 are set out in the Capital Management section within Item 4.

Key insurance functions

From 1 January 2016, the PRA Rulebook has contained the concept of ‘Key Functions”’. These are functions whose operation, if not properly managed and overseen, could potentially lead to significant losses being incurred or to a failure in the ongoing ability of the firm to meet its obligations to policyholders. The system of governance of each Solvency II insurance firm and group needs to cover at least the following key functions: risk management, compliance, internal audit, and actuarial.

Solvency II insurers were required to notify the PRA of its Key Function Holders by 1 January 2016. In addition, as part of the SIMR which came into force on 7 March 2016, firms are required to make an ongoing assessment of the fit and proper status of all Key Function Holders. Solvency II insurers also need to prepare and maintain a governance map. This should set out clearly the key functions at the firm and the Key Function Holders responsible for these functions, along with their lines of accountability and responsibility both within that firm and any wider group.

There is a requirement for every insurance company that carries on long-term business to appoint one or more actuaries to perform the actuarial function in respect of all classes of its long-term insurance business and the with-profits actuary function in respect of all classes of its with-profits business (if any). Alongside the with-profits actuary, and also forming part of the ‘second line of defence’ from a compliance perspective, with-profits businesses are required to appoint a with-profits committee. This committee is composed of independent persons and acts in an advisory capacity to inform the decision-making of an insurer’s governing body and to ensure that the interests of with-profits policyholders are adequately considered. The with-profits committee advises on the appointment of, and works closely with, the with-profits actuary.

The actuary performing the actuarial function must prepare, at least annually, a report for the company’s directors quantifying the company’s long-term liabilities attributable to the insurance company’s long-term insurance business, determining the value of any excess over those liabilities of the assets representing the long-term insurance fund and, where any rights of long-term policyholders to participate in profits relate to particular parts of such a fund, a valuation of any excess of assets over liabilities in respect of each of those parts.

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

With-profits business

The with-profits business has long been an area of focus for regulators, including: the costs charged to a with-profits fund by the firm managing the fund; penalties and charges levied on policyholders who surrender their policies early; the need for funds to be managed with the objective of ensuring that maturity payouts fall within a target range set for the fund; and the provision of information to with-profits policyholders or potential policyholders in a format that they can readily understand.

The PRA and FCA share responsibility for the supervision of with-profits business. Certain rules in relation to the with-profits business are contained in the ‘With Profits’ part of the PRA Rulebook following the implementation of Solvency II on 1 January 2016. Changes in rules are proposed to align the UK’s with-profits regulatory regime with Solvency II. The PRA views the regulation of with-profits business as an important element of its approach to insurance supervision. The PRA and FCA will continue to liaise on the regulation and supervision of with-profits business according to the framework set out in the with-profits Memorandum of Understanding dated 1 April 2013. The PRA seeks to ensure that any discretionary benefit allocations or other changes with financial implications that the insurer has proposed are compatible with its continued safety and soundness, whereas the FCA has responsibility for monitoring whether the proposed changes are consistent with the insurer’s previous communications, the FCA’s conduct rules and the overriding obligation to treat customers fairly. The PRA has the power to prevent allocations being made if they would materially impair the firm’s safety and soundness.

Pensions

In April 2005, the Pensions Regulator was set up as the statutory regulator for all work-based pension schemes. Pensions schemes are regulated independently of the PRA and FCA, by the Pensions Regulator, although there is also a role for the FCA in respect of contract-based schemes. A work-based pension scheme is any scheme that an employer makes available to employees. There is also a separate Ombudsman, the Pensions Ombudsman, who investigates and decides complaints and disputes over the manner in which pension schemes are run.

In March 2014, the UK government announced wide-ranging changes affecting pensions to allow people the freedom to choose how and when to access their pensions during retirement. There have been impacts on the retirement market specifically for drawdown. Individuals, up until the time of this announcement, opted for an annuity at retirement that would pay an income for life, unless their pots were de minimis. The alternate to an annuity was for individuals in Direct Contribution schemes to consider income drawdown, with compulsory annuitisation at age 75 at the latest. From April 2015, it has been the case that, regardless of size of pension pot, people aged 55 and over have been able to access their pension funds at their discretion, subject to their applicable marginal rate of income tax that year. The age 75 limit has now been removed.

From April 2015, defined contribution workplace pensions have been subject to new regulatory measures, including charging constraints and additional requirements for scheme governance and disclosure. This has entailed changes to the fund proposition and system enhancements. Active members of ‘qualifying schemes’ for auto-enrolment who previously contributed to default funds that are not “charge cap” compliant, have only been able to continue to contribute to such funds where they specify to do so. For contract-based schemes, the Department of Work and Pensions and the FCA have required providers to set up Independent Governance Committees (“IGCs”) with a broad ‘Treating Customers Fairly and Value for Money’ remit. The IGC will also monitor progress in respect of the IPB initiative on fair treatment for individual leavers.

HM Treasury consulted in July 2015 on strengthening the incentive to save and how pensions tax relief influences this.

The direct financial impact of these changes has included an increase in ongoing operating costs and probable reductions in profit margins for all firms operating in this sector. This may be offset by an increase in market share, if the measures lead to further industry consolidation. It is still too early to know the impact of these changes on Prudential UK in particular.

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

Markets in Financial Instruments Directive (‘MiFID’)

MiFID sets out detailed authorisation and operating conditions for investment firms and regulated markets. In October 2011, the European Commission published proposals to amend MiFID, the ‘MiFID2’ Directive and introduce a new Markets in Financial Instruments Regulation (‘MiFIR’). Implementation of the new laws was due to take effect from 3 January 2017. However, the detailed ‘Level 2’ rules are still in consultation and as a result it was confirmed by the European Commission in February 2016 that implementation of the new markets framework in the EU has been delayed by one year. However, firms still face a challenging implementation period, with the detailed rules yet to be finalised.

Once they take effect, MiFID and MiFIR will have a broad impact on the financial markets in Europe. The new regulations are wide ranging and the greatly increased pre- and post-trade transparency around fixed income trading and ban on all independent advisors and discretionary portfolio managers from retaining most inducements are likely to impact the M&G investment management business. M&G has begun taking measures to comply with the draft rules, though further changes may need to be made once these rules are finalised.

Packaged Retail Insurance-Based and Investment Products Regulation (‘PRIIPs’)

In order to facilitate similar disclosure for all investment products sold to retail clients (including insurance contracts), the European Commission proposed adopting a modified version of the Key Investor Information Document (‘KIID’) for all such products. The KIID will be a two-sided information sheet that will give investors all the key facts and figures about a fund. PRIIPs was agreed by the European Parliament and EU Council of Ministers in March 2014 and will take effect in December 2016. The relevant entities in the M&G Group to which PRIIPs will apply are currently reviewing the draft ‘Level 2’ rules and expect to begin an implementation project shortly.

Undertakings in Collective Investments and Transferable Securities Directive (‘UCITS V’)

Following the publication of the Alternative Investment Fund Managers Directive (AIFMD), the European Commission proposed to incorporate some of its provisions on depositaries, remuneration and sanctions into the existing mutual funds directive, UCITS IV. UCITS V was agreed by the European Parliament and EU Council of Ministers in March 2014 and entered into effect in March 2016. The relevant M&G Group entities to which UCITS V will apply are currently reviewing the draft ‘Level 2’ rules concerning increased depository liability, in order to incorporate the relevant provisions into the depository contracts. Given that these rules are not likely to be agreed by the EU legislators until after March 2016, it is expected that full implementation of UCITS V will be delayed by at least six months.

European Market Infrastructure Regulation (‘EMIR’)

The Regulation of the European Parliament and of the Council on OTC derivative transactions, central counterparties (‘CCPs’) and trade repositories, widely known as European Market Infrastructure Regulation, or ‘EMIR’, came into force on 16 August 2012, with its key provisions taking effect on a phased basis. Full implementation is expected to be achieved by the end of 2019. EMIR’s rules are intended to lessen risk and increase transparency within the OTC derivative markets by introducing for most counterparties: (i) a reporting obligation for all derivatives; (ii) a clearing obligation for eligible OTC derivatives; (iii) measures to reduce counterparty credit risk and operational risk for bilaterally traded OTC derivatives, including through collateral requirements; (iv) common rules for CCPs and for trade repositories; and (v) rules on the establishment of interoperability between CCPs.

The relevant EU-domiciled Prudential Group entities have implemented the necessary changes to comply with EMIR requirements currently in effect, including the start of reporting practices and measures to reduce risk for bilaterally traded OTC derivatives. The clearing obligation for certain interest-rate derivatives will apply to Prudential Group entities and a few M&G funds on 21 December 2016 and preparation of the operational capacity to clear OTC derivatives trades is well underway.

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

MAD2 and MAR were adopted by the European Parliament in June 2014 and will take effect in July 2016. The UK Government has announced that it will not exercise its right under the Lisbon Treaty to opt into MAD2, preferring instead to maintain a modified version of the existing UK current regime for market abuse. M&G is currently implementing the revised rules based on the draft ‘Level 2’ implementing legislation and standards; further changes may follow once these standards have been agreed.

Financial Transaction Tax (‘FTT’)

In February 2013, the European Commission proposed a Council Directive implementing a procedure of ‘enhanced cooperation’ on a common FTT for a sub-group of eleven EU Member States. One of these eleven EU member States (Estonia) withdrew its support for the FTT in December 2015. Although the UK is not one of the participating Member States, under the current proposal, the FTT could in certain circumstances apply to transactions in the UK. If a FTT were to be implemented in its proposed form, M&G may need to review its trading strategy and, from an operational perspective, make changes necessary to comply with any tax collection mechanism established. The FTT remains subject to negotiation amongst the participating Member States and may be the subject of a legal challenge.

Regimes for the exchange of tax information

Financial institutions in the UK are increasingly being required to provide certain information about their customers, or persons who control their customers, to HMRC. This is due to the introduction and domestic implementation of various international reporting and transparency regimes, including FATCA, the OECD’s Common Reporting Standard (the ‘CRS’) and the EU directive on administrative cooperation in the field of taxation (the ‘DAC’). The information obtained by HMRC may be exchanged with tax authorities in other countries. The obligations of UK financial institutions to report information to HMRC for the purposes of FATCA, the CRS and the DAC are set out in International Tax Compliance Regulations 2015 (SI 2015/878) (the “International Tax Compliance Regulations”).

For further information about the impact of FATCA, please see ‘US Supervision and Regulation—Implementation of US Foreign Account Tax Compliance Act (‘FATCA’) provisions’ below.

Asian Supervision and Regulation

1. Regulation	of insurance business

Prudential’s businesses in Asia are subject to all relevant local regulatory and supervisory schemes. These laws and regulations vary from country to country, but it is the local regulators that typically grant (or revoke) licenses and therefore control the ability to operate a business.

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

The increasingly extraterritorial approach of certain regulators outside Asia, aimed among other things at protecting financial systems from systemic risks and curbing tax avoidance, could have wider consequences on financial groups in the Asia-Pacific region. For example, financial institutions are increasingly being required to comply with new tax information exchange/disclosure regulations or standards with extraterritorial reach such as FATCA (see ‘US Supervision and Regulation—Implementation of US Foreign Account Tax Compliance Act (‘FATCA’) provisions’ below) and the Organisation for Economic Co-operation and Development’s Common Reporting Standard (see further sections on FATCA under US regulations below) which aims to increase global tax transparency and improve international tax compliance. Significant changes to business processes and systems are required by Prudential’s businesses in Asia in order to comply with the new requirements to identify and report on non-local tax residents.

The effects of anti-bribery legislation in the UK, US and elsewhere have also become increasingly significant outside of such legislations’ home jurisdictions. Further, Prudential Corporation Asia’s (‘PCA’s’) business units will be required to adhere to Prudential’s group-wide policy designed to comply with the EU Solvency II requirements (although they will not each be required to comply with the Solvency II capital requirements on a solo entity basis). Asian regulators are monitoring closely how Solvency II is developed and implemented but are not currently requiring regulated insurance entities to comply.

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

The Otoritas Jasa Keuangan (‘OJK’) is the regulator responsible for supervising the banking industry, capital markets and the insurance industry. Established as an independent regulator in 2013, the OJK has assumed supervisory responsibility of the non-bank financial institutions from the Ministry of Finance (‘MoF’) and the banking sector from Bank Indonesia (‘BI’). The financial regulatory regime in Indonesia now operates on a ‘twin peaks’ model with the OJK responsible for microprudential supervision and BI retaining its macroprudential responsibilities. The Indonesia Life Insurance Association (‘AAJI’) continues to act as a conduit between insurers and the MoF and OJK in terms of the development of new regulations and guidelines. Insurance sales forces are licensed by the AAJI. The Indonesia Sharia Insurance Association (‘AASI’) acts in the similar capacity as AAJI in relation to the Shariah (known as Syariah in Indonesia) business. The implementation of AML controls in the insurance industry is monitored by the Indonesian Financial Transaction Reports and Analysis Center (or Pusat Pelaporan dan Analisis Transaksi Keuangan in Indonesian (the ‘PPATK’)).

While the regulations for life products based on conventional principles are fully developed (in accordance with current market conditions), the government has promulgated new regulations in relation to life products with Shariah principles. OJK is expected to provide more clarity on the implementation plan and timelines in 2016. An OJK consultation on “Regulation on Insurance Products and Marketing of Insurance Products”, initiated in November 2014, proposed further requirements on product design, risk profiling questionnaire and disclosure. The regulation came into effect in November 2015.

Pursuant to Law Number 40, year 2014, the Indonesia Government will discuss in the Indonesia Parliament the maximum cap on foreign ownership and issue new regulations in due course. The Indonesia Ministry of Finance is responsible for drafting definitive rules on the maximum cap for foreign ownership, but to date nothing has been issued, including any implementation timeline.

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

In December 2015, the OJK issued a draft regulation on minimum integrated capital for financial conglomerates. The draft regulation requires the minimum paid-up capital of the holding company/main entity of a financial conglomerate to be equal to the total amount of the minimum capital requirement imposed on each of its existing business units in Indonesia.PT. Prudential Life Assurance is the holding company and main entity of its financial conglomerate in Indonesia with PT. Eastspring investments Indonesia as its sole member.

Singapore—Prudential Assurance Company Singapore (Pte.) Limited

Overview

Prudential Assurance Company Singapore (Pte.) Limited is registered by the Monetary Authority of Singapore (the ‘MAS’) to design and sell both life and accident & health insurance products pursuant to the Singapore Insurance Act and Financial Advisers Act.

Under the Singapore Insurance Act, the MAS is responsible for insurance regulation and supervision of insurance companies. MAS regulation covers, among other things, product development, pricing and management of insurance products, market conduct standards, investments undertaken, public disclosure requirements, reinsurance management, maximum representatives tier structure, loans and advances and product disclosure. The MAS also has responsibility for supervising compliance with AML provisions, though suspicious transactions must also be notified to the Commercial Affairs Department, an enforcement agency of the Singapore Police Force.

In addition, the Singapore Financial Adviser Act gives the MAS the authority to regulate and supervise all financial advisory activities conducted by insurance companies. MAS regulation covers, among other things, the appointment and training of representatives, disciplinary action, mandatory clients’ disclosure, sales and recommendations process on investment products, replacement (switching) of investment products and fair dealings with customers. Mandatory clients’ disclosure covers both product information and basic data about the representatives and the firm.

In 2012, the MAS conducted the Financial Advisory Industry Review (‘FAIR’) with the aim of raising the standards and professionalism of the financial advisory industry and enhancing the market efficiency of the distribution of life insurance and investment products in Singapore. Arising from the FAIR Panel’s recommendations, the MAS implemented in 2015 some key changes to the industry, namely a balanced scorecard remuneration framework that rewards the provision of quality advice in order to align the interest of representatives with that of customers, a direct channel through which basic insurance products can be purchased with a nominal administration fee and a web aggregator to enhance comparability amongst life insurance products.

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

Capital requirements

The capital adequacy requirement of a registered insurer shall at all times be such that the financial resources of the insurer are not less than—(a) the sum of: (i) the aggregate of the total risk requirement of all insurance funds established and maintained by the insurer under the Singapore Insurance Act; and (ii) where the insurer is incorporated in Singapore, the total risk requirement arising from the assets and liabilities of the insurer that do not belong to any insurance fund established and maintained under the Singapore Insurance Act; or (b) a minimum amount of $5 million Singapore Dollars (US$3.58 million), whichever is the higher.

Registered insurers in Singapore are subject to a Risk Based Capital (‘RBC’) framework. The framework sets out the valuation methodology for assets and liabilities, rules relating to the operations of life insurance funds, capital requirement rules, the role of actuaries, and a set of statutory reporting standards. An insurer must notify the MAS when it has failed or is likely to fail to comply with the mandated RBC indicators or when a financial resources warning event, defined as an event that results in the financial resources of the insurer being less than 20 per cent of the aggregate of (a) mentioned immediately above, or a minimum amount of 5 million Singapore Dollars, has occurred or is likely to occur.

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

The Hong Kong branch of PAC was domesticated on 1 January 2014, creating two subsidiaries, Prudential Hong Kong Limited (‘PHKL’) and Prudential General Insurance Hong Kong Limited (‘PGHK’), to separately manage the life and general businesses. Both entities market conduct is regulated by the relevant regulators in Hong Kong.

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

In October 2013, a working group was established to ensure a smooth transition to the statutory licensing regime under the Independent Insurance Authority (‘IIA’). Legislation was enacted by way of the Insurance Companies (Amendment) Ordinance 2015 to facilitate the establishment of the Provisional Insurance Authority in 2015 and the IIA tentatively by 2016/2017. Both subsidiaries are also subject to the codes and guidance developed by a self-regulatory body—the Hong Kong Federation of Insurers (the ‘HKFI’). HKFI actively promotes its self-regulatory regime with respect to areas like conduct of insurers and insurance intermediaries, cooling off initiatives, policy replacement and initiative on needs analysis. The Insurance Agents Registration Board of the HKFI is responsible for administering the registration and approval of insurance agents, their responsible officers and technical representatives; and handling complaints against them and providing enquiry services to and handling complaints from the public relating to insurance agents.

In addition, the sale of mandatory pension products by agents is regulated by the Mandatory Provident Fund Authority (the ‘MPFA’), which licenses and supervises the conduct of MPF intermediaries.

The Hong Kong Life business is also regulated by the Hong Kong Securities and Futures Commission (the ‘SFC’) for its offering of investment linked products.

The OCI published two guidance notes (GN15 and GN16), on 30 July 2014 and 30 July 2015, respectively. GN15 came into operation on 1 January 2015 and sets out the comprehensive requirements for insurers underwriting Class C business (ie investment linked assurance scheme policies) from product design to clarification of illustration, sales and underwriting processes, as well as post-sales control. GN16 applies to long term insurance other than Class C business and aims to promote transparency and fair customer treatment. The key requirements of GN 16 include management supervision, product design, clear information disclosure, suitability assessment, advice to customers, appropriate remuneration structure, ongoing monitoring, and post-sale control. GN16 applies to all new products from 1 April 2016 and existing products from 1 January 2017.

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

For general business insurers, the ICO stipulates an absolute minimum solvency margin of HK$10 million. Above these minimum levels, solvency margins are calculated on the basis of the greater of an insurer’s relevant premium income (defined as the greater of gross premium income after deduction of reinsurance premium payments or 50 per cent of gross premium income) or relevant outstanding claims (defined as the additional amount for unexpired risks plus the greater of 50 per cent of claims outstanding before deduction of sums recoverable from reinsurers or the amount of claims outstanding after deduction of sums recoverable from reinsurers, plus the insurance fund for classes accounted for on a fund accounting basis, if any).

There was also a consultation by the IA in considering moving towards a risk-based capital (‘RBC’) regime. The IA published in September 2015 the conclusions on the RBC framework stating, inter alia, that the RBC regime would be developed in four phases.

Malaysia—Prudential Assurance Malaysia Berhad

Overview

Prudential Assurance Malaysia Berhad has a composite licence to carry out both life and general insurance business in Malaysia.

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

The regulatory and supervisory framework of Malaysia entered a new stage of its development with the introduction of the FSA on 30 June 2013. The FSA is now the principal legislation governing insurance business in Malaysia. Under this new statutory framework, insurers are required to restructure their lines of business. Composite insurers will be required to establish separate entities or divest one of their lines of business within a period of five years. The regulations also require additional resources to be allocated to address any weaknesses of internal controls within the business. The FSA also places greater accountability on the board of directors and senior management in their management and oversight of an insurer. Prudential Assurance Malaysia Berhad, to the extent applicable, has established policies and procedures to ensure compliance with the FSA.

During 2014, BNM issued a number of guidelines aimed at further enhancing the effectiveness of the control functions, governance framework and overall supervision of both conventional insurers and Takaful operators. In 2015, BNM has continued doing so by issuing two separate policy documents on Management of Participating Life (‘PAR’) Business and Compliance. The policy document on PAR business sets out requirements for management of PAR business so as to promote sustainability of the business and the protection of policyowners’ interests. The policy document on compliance aims to promote higher standards of compliance in financial institutions, highlighting the importance of a strong compliance culture underpinned by high ethical standards and integrity and clear responsibilities of the board and senior management, compliance function and internal audit function. This policy document also stressed the importance of setting the ‘tone from the top’ and encouraged management not only to adhere to regulatory requirements, but also high standards of ethical conduct.

Following up on the concept paper on Life Insurance and Family Takaful Framework (‘LIFE Framework’) which BNM published in November 2013, BNM issued the finalised LIFE Framework in November 2015. The LIFE Framework aims to promote innovation and a more competitive market supported by higher levels of professionalism and transparency in the provision of insurance and Takaful products and services. This will be achieved through specific initiatives introduced under the 3 Pillars of the LIFE Framework.

•	Under Pillar 1, limits on operational costs will gradually be removed to promote product innovation while preserving policy value.
•	Under Pillar 2, distribution channels will be widened. Life insurance/family Takaful products will be accessible to consumers through a wide range of delivery channels that are most convenient and appropriate.
•	Under Pillar 3, market conduct in general will be strengthened to enhance consumer protection. The level of professionalism of intermediaries is proposed to be enhanced so as to ensure consumers are given proper advice.

The LIFE Framework is expected to be implemented in phases by BNM between 1 December 2015 to 1 January 2019 to take into account the current state of readiness of the life insurers, family Takaful operators and intermediaries, and the level of consumer awareness and literacy.

Capital requirements

Minimum paid up share capital for insurers is RM 100 million (US$24 million).

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

Malaysia (Takaful business)—Prudential BSN Takaful Berhad

Overview

Prudential BSN Takaful Berhad (‘Prudential Takaful’) (a Prudential joint venture with Bank Simpanan Nasional) was among the first overseas insurer to be granted a domestic Takaful License in Malaysia.

The Takaful business in Malaysia is also regulated by BNM. In addition, Prudential Takaful is required to be a member of the Malaysian Takaful Association (‘MTA’), an association for Takaful operators that seeks to improve industry self-regulation through uniformity in market practice and to promote a higher level of co-operation.

Takaful in Malaysia is considered to be part of mainstream mercantile law, and is subject to the civil court structure at the federal level. It is not regulated by Shariah law in Shariah courts as the Shariah courts do not deal with commercial transactions. However, the operations of a Takaful Operator (‘TO’) must conform to the rules and requirements of Shariah as regulated in the Islamic Financial Services Act 2013 (‘IFSA’), which came into effect from 30 June 2013, repealing the earlier Takaful Act 1984. The IFSA now provides a comprehensive legal framework that is fully consistent with Shariah in all aspects of regulation and supervision, from licensing to the winding-up of an institution. The IFSA is similar to the FSA issued for conventional insurers.

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

The BNM’s LIFE Framework and policy document on compliance referred to in the subsection above also impacts on the family Takaful industry.

Capital requirements

The Takaful Operational Framework, which came into force on 2 January 2012, strengthens the operational and valuation requirements of Shariah law such that the paid-up capital requirement is RM 100 million (US$24 million). The regulator has also published a new RBC framework for Takaful which aims to facilitate sound management of capital, aligned to the TO’s risk profile. Full implementation began in January 2014.

In August 2015, BNM issued a concept paper on the internal capital adequacy assessment process (‘ICAAP’) regime for Takaful operators. This paper set out the framework for meeting risk-based capital requirements. The ICAAP is a comprehensive and forward-looking assessment regime that requires Takaful operators to consider material risks and to demonstrate how these risks will be addressed by their capital management program. BNM has not confirmed the implementation date of the ICAAP regime.

Vietnam—Prudential Vietnam Assurance Private Limited

Overview

Prudential Vietnam Assurance Private Limited (‘PVA’) is licensed and regulated by the Ministry of Finance of Vietnam (the ‘MoF’) as a life insurance company. In September 2015, the MoF approved the PVA’s application to commercialise individual pension products. An insurance company is not permitted to operate both life and non-life insurance at the same time, except in the case of a life insurance company that offers personal health and protection care insurance as a supplement to life insurance.

The Insurance Supervision Authority of the MoF specifically undertakes the supervision of insurance companies. The fundamental principles of the operation of insurance companies are set out in the Insurance Business Law.

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

AML controls in the insurance industry are monitored by the Anti-Money Laundering Department under the Banking Inspection, State Bank of Vietnam. In relation to AML, a new circular was published in February 2014 to establish electronic reporting of large cash transactions and enhanced due diligence, including ongoing diligence of high risk customers. A circular on insurance business carried out by credit institutions and branches of foreign banks was also effected in September 2014, strengthening market conduct requirements on licensing and training, including monitoring of credit institutions and bank staff.

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

Capital requirements

Insurers are required to have funds of at least Vietnamese Dong 600 billion (US$26.4 million) in capital, throughout the course of their operations. Further, solvency capital requirement is determined as 4 per cent of reserves plus a specified percentage of 0.1 per cent of sums at risk for policies with original term less than or equal to five years or 0.3 per cent of sums at risk for policies with original term of more than five years. Additional capital requirements of Vietnamese Dong 200 billion and 1,000 billion are also required for companies transacting unit-linked business and pension business.

Thailand—Prudential Life Assurance (Thailand) Public Company Limited

Overview

Prudential Life Assurance (Thailand) Public Company Limited (‘PLT’) holds a life insurance license and is authorised to offer life insurance products. This also includes an authorisation to offer products with an investment linked feature.

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

In respect of AML, all life insurance businesses are also regulated by the Anti-Money Laundering Office (‘AMLO’). All suspicious transaction reporting is to be made to the AMLO.

In the fourth quarter of 2015, the OIC released the Insurance Development Plan Volume 3 (2016-2020). The vision is to further develop and strengthen the insurance industry as well as to ensure sustainable growth and to better gain trust from the public. This plan has set four important strategies, which will foster the development of the insurance system: (i) increasing the financial stability of the insurance industry, improving the insurance industry standard and marketing behaviour of the insurance system; (ii) improving assurance awareness as well as increasing the insurance accessibility to the public; (iii) creating and supporting a competitive and entrepreneurial environment; and (iv) strengthening the infrastructure of the insurance business.

Furthermore, regulations covering audit, internal controls and governance were implemented in 2014 to strengthen the management and oversight of insurance companies. Key requirements include mandating more independent directors in the various governance fora and prescribing terms of conduct for audit committee members. These regulations also prescribe formal reporting procedures for companies to bring matters to their boards of directors or to their audit committees.

Capital requirements

Since 2011, all insurance companies have been required to comply with the RBC framework. Capital adequacy is measured based on the Capital Adequacy Ratio (‘CAR’), which is determined as the Total Capital Available divided by the Total Capital Required, using the appraisal value of assets and liabilities as prescribed by OIC Notifications. The capital to be preserved should be not less than the sum of capital for all risks and assets as prescribed in the regulation, subject to a minimum requirement of 50 million Thai Baht (US$1.4 million).

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

The principal legislation for insurance business is the Insurance Act, 1938. Regulations and guidelines on specific matters have also been notified to carry out the purposes of the Insurance Act and to provide rules and norms for conduct of operations. In relation to AML & CFT requirements, insurers must also adhere to requirements of the Prevention of Money Laundering Act, 2002 and specific guidelines issued by the IRDA in this regard. The Financial Intelligence Unit-India (‘FIU-IND’) is entrusted with the responsibility of receiving cash/suspicious transaction reports, analysing them and, as appropriate, disseminating valuable financial information to intelligence/enforcement agencies and regulatory authorities.

In October 2012, the cabinet approved an amendment to the Insurance Bill 2008 to raise the Foreign Direct Investment (‘FDI’) from 26 per cent to 49 per cent. Besides raising the FDI ceiling, the Insurance Bill proposes about 100 amendments, which include key changes such as placing responsibility on insurers for the acts and omissions of its agents. The Insurance Bill was made effective from 26 December 2014 with the issue of The Insurance Laws (Amendment) Ordinance, 2014. The Insurance Amendment Bill was passed by both the upper and lower houses by the Indian Parliament in March 2015. In October 2015, IRDA issued guidelines on ‘Indian Owned and Controlled’, which set out the criteria on which control can be exercised through shareholdings, management rights, shareholders’ agreements, voting agreements or any other manner as per the applicable laws. These guidelines also require the nomination/ appointment of the majority of directors (excluding independent directors) and key management personnel (ie, Chief Executive Officer/Managing Director/Principal Officer) by Indian promoters or investors. In addition, the guidelines require that control over significant policies of the insurance company should be exercised by the company’s board, provided that its bylaws comply with the nomination/appointment requirement mentioned above.

In September 2015, IRDA issued the regulations on Registration of Corporate Agents (‘CA’s). The regulations allow a CA to have arrangements with a maximum of three insurers in each category (ie Life, General and Health). Any change to such arrangements shall be done only with prior approval of the IRDA and after due arrangements for servicing policyholders. The regulations prohibit insurers paying any sign up fees or incentives to CAs or their employees.

Capital requirements

According to the Insurance Act 1938 (as amended by the Insurance Laws (Amendment) Act 2015, every insurer shall have a paid-up equity capital of Rs.1 billion (US$15 million). In addition, every insurer shall at all times maintain an excess of value of assets over liabilities of not less than 50 per cent of the amount of minimum capital, calculated in the manner specified by the regulations.

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

Under the RBC solvency requirement, the ratio of an insurer’s available capital to required capital is calculated, and the analysis of equity capital used to determine capital adequacy must take into account market, credit, operational, insurance and interest rate risks. The scheme requires the RBC ratio be calculated based on integrated financial statements reflecting assets, liabilities and capital of affiliates and subsidiaries.

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

China—CITIC-Prudential Life Insurance Company Limited

Overview

CITIC-Prudential Life Insurance Company Limited (Prudential’s joint venture with CITIC in which Prudential has a 50 per cent share) is authorised to conduct life insurance business in China. To date, CITIC-Prudential Life had business across China including the key markets of Guangdong, Beijing, Shanghai, Shenzhen, Hubei, Shandong, Zhejiang, Jiangsu, Tianjin, Guangxi, Fujian, Hebei, Liaoning, Shanxi and Henan.

The body responsible for regulation of the insurance sector is the China Insurance Regulatory Commission (‘CIRC’). CIRC reports directly to the State Council. CIRC is authorised to conduct the administration, supervision and regulation of the Chinese insurance market, and to ensure that the insurance industry operates in a stable manner in compliance with the law. CIRC also has local offices in all 41 provinces and selected direct administrative cities and regions across the country which set and administer implementation rules and guidelines in the application of the regulations introduced by CIRC.

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

Capital requirements

The minimum registered paid-up capital of a foreign invested insurance company is RMB200 million (US$31.3 million). A similar requirement is imposed on a Chinese branch of a foreign insurance company. Both foreign invested insurance companies and Chinese branches of foreign insurance companies are required to maintain an adequate solvency ratio as per the relevant PRC regulations. Under the new solvency regulation on the China Risk Oriented Solvency System, or ‘C-ROSS’, insurers will be required to maintain a core solvency ratio (core capital over minimum capital) and an overall solvency ratio (actual capital over minimum capital) of not lower than 50 per cent and 100 per cent respectively. The actual capital is the difference between the admitted assets and admitted liabilities. The CIRC requires solvency reports to be submitted quarterly, annually or ad hoc as requested by the regulator. Where an insurer is not able to meet its solvency requirement, it is required to report immediately to the CIRC.

CIRC published 17 solvency regulatory rules on 13 February 2015 to launch C-ROSS. The system is similar to Solvency II, given the adoption of a “three-pillar” solvency framework encompassing quantitative capital requirements, qualitative supervisory requirements and a market discipline mechanism. By including appropriately both the quantitative and qualitative solvency requirements covering various key aspects of insurance business management, CIRC hopes to improve both the overall enterprise risk management and the capital efficiency of the industry. Insurers are required to comply with C-ROSS from 2016 onwards.

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

Major revisions were made to the Insurance Code in 2013 with the objectives of promoting Bancassurance by removing the equity ownership of banks in insurance companies and preparing insurance companies for the implementation of ASEAN Free Trade Area in 2015 by requiring staggered increases in capitalisation.

Capital requirements

The revised Insurance Code requires new insurance companies to have a paid-up capital of at least Php 1 billion (US$21.3 million), whilst all existing insurance companies must comply with the staggered increase in “net worth” of Php 250 million from June 2013 to Php 1.3 billion by the end of 2022. According to the Insurance Code, “net worth” shall consist of (a) paid-up capital, (b) retained earnings, (c) unimpaired surplus, and (d) revaluation of assets as may be approved by the Insurance Commissioner.

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

The Financial Supervisory Commission (‘FSC’) is responsible for regulating the entire financial services industry, including the banking, securities and insurance sectors. The FSC’s responsibilities include supervision, examination and investigation. The Insurance Bureau (‘IB’) under the FSC acts as the executive supervisory authority for the FSC and is responsible for the insurance sector, while the Financial Examination Bureau (the ‘FEB’) principally carries out examinations and on-site visits of all financial institutions, including insurance companies, generally every two years. The Investigation Bureau under the Ministry of Justice is responsible for supervision of AML and counter financing of terrorism (‘CFT’) efforts.

The International Financial Business Act was amended on 4 February 2015, allowing insurance companies to set up Offshore Insurance Units (‘OIUs’) to conduct offshore insurance business. The FSC subsequently issued regulations on 25 May 2015 related to the governing of such units. OIUs will be branches of the insurance companies with separate accounting arrangements and capital requirements (currently set as a minimum of US$2 million). The units will also be subjected to different tax and foreign exchange rules. All businesses are to be conducted in Taiwan but are sold to foreigners and are foreign-currency-denominated. PCA Life Assurance Company Limited obtained approval to establish an OIU in July 2015 and received all required certificates to operate in September 2015.

Capital requirements

The Insurance Act requires all insurance companies to maintain an RBC ratio of not less than 200 per cent. The ratio is determined as the adjusted net capital compared against the risk-based capital. This measurement takes into consideration asset, insurance, interest and other relevant risks as required in calculating the capital on a risk-adjusted basis. Any company failing the threshold may be subjected to measures ranging from restrictions in business operations to receivership by the regulator. In 2015, the Insurance Act was revised, granting the regulator specific authority to take differentiated supervisory actions, depending on the severity of the capital insufficiency, over any insurance companies whose RBC ratios are less than 200 per cent.

The regulator may also introduce different ratio limits for the purpose of qualifying insurance companies to conduct certain business activities, such as imposing limitations on foreign investment by such companies.

Cambodia—Prudential (Cambodia) Life Assurance Plc

Prudential (Cambodia) was granted in-principle approval in June 2012 to establish life insurance operations in Cambodia and received its full operating licence from the Ministry of Economy and Finance (MEF) on 31 December 2012 and started selling life insurance policies in January 2013.

The Insurance and Pension Department of the General Department of Financial Industry, a division of the MEF, is the insurance regulator.

Insurance activities are principally governed under the Insurance Law, which came into effect in 2000 (and was further amended in 2014) and the Sub-Decree on Insurance, which was adopted by the Government in September 2001. The MEF has also published specific guidelines on aspects of insurance operations and corporate governance.

Capital requirements

A life insurance company is required to have a minimum capital of International Monetary Fund special drawing rights (‘SDR’) 5 million (equivalent to approximately US$6.9 million). Insurers must maintain a deposit with the National Treasury, equivalent to 10 per cent of registered capital, and also a solvency margin determined on the basis of years of operation and net premium income. In order to provide new requirements on the administration of investment of the minimum capital and strengthen the controlling and auditing capitalisation and solvency standards, the MEF issued draft regulations titled the Capitalisation and Solvency Standards for Insurance in November 2015. The draft regulations are still at an industry consultation stage and it is unclear when they will become effective.

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

All of the relevant authorities generally have broad supervisory and disciplinary powers, including, among others, the power to set minimum capital requirements, to temporarily or permanently revoke the authorisation to carry on regulated business, to suspend registered employees/licensed representatives, and to invoke censures and fines for both the regulated business and its registered employees/licensed representatives. Although the detail of regulation varies, common features of the regulatory regimes in each jurisdiction tend to include investment restrictions, advertising codes, disclosure requirements in prospectuses and/or marketing materials, and requirements to seek unit holders’ approvals in certain instances, provision of financial statements and other periodic disclosures to regulators and audits by regulators.

Indonesia

PT Eastspring Investments Indonesia (‘Eastspring Investments Indonesia’) is regulated and supervised by the OJK (as defined above, the Indonesian financial service authority). The OJK is responsible for establishing and coordinating an integrated regulatory and supervisory system towards the overall activities in the Indonesian financial sector. Eastspring Investments Indonesia has been licensed as an Investment Manager Company since 25 April 2012 and is therefore authorised to manage collective investment portfolios as well as discretionary portfolios. In addition, Eastspring Investments Indonesia may also act as an investment advisor for the sale or purchase of securities by its clients, but may not receive any financial compensation for this service (due to regulatory restriction).

In a move towards achieving financial system stability and establishing more robust corporate governance, the OJK now requires the designation of financial conglomerate among financial institutions that meet certain regulatory criteria. Eastspring Investments Indonesia and PT Prudential Life Assurance have formed a financial conglomerate in 2015.

Singapore

Eastspring Investments (Singapore) Limited (‘Eastspring Singapore’), an indirect wholly-owned subsidiary of Prudential plc, is regulated by the MAS. Eastspring Singapore holds a Capital Markets Services (‘CMS’) license, to conduct the regulated activities of fund management and dealing in securities. Eastspring Singapore is also an exempt financial adviser under the Financial Advisers Act. In addition, Eastspring Singapore is admitted by the CPF as a Fund Management Company (‘FMC’) under the CPF Investment Scheme (‘CPFIS’) and manages unit trusts included under the CPFIS. It also holds certain registrations in foreign jurisdictions including the US, South Korea, India, Japan and Australia.

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

Eastspring Investments (Hong Kong) Limited (‘Eastspring HK’), incorporated in Hong Kong, is a wholly-owned subsidiary of Prudential Plc. Eastspring HK is licensed with the HKSFC and authorised to deal in and advise on securities and undertake asset management activities in Hong Kong. It also holds a QFII (Qualified Foreign Institutional Investors) license issued by the China Securities Regulatory Commission (‘CSRC’). The company is also registered with the Korea Financial Supervisory Service (KFFS) as an offshore investment advisor for investment advisory business and investment discretionary management business. The funds authorised for offering in Hong Kong by Eastspring HK are also registered in Macau with the Monetary Authority of Macau.

Material regulatory developments in Hong Kong in 2015 include the implementation of a resolution regime for financial institutions, in accordance with the standards set by the FSB.

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

Eastspring Investments Vietnam is regulated by the State Securities Commission of Vietnam (‘SSC’), which is overseen by the MoF. In keeping with its mandate to establish and develop the securities markets, the SSC supervises the organisation and operation of securities investment funds and fund management companies.

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

China

CITIC-Prudential Fund Management Company Limited, a joint venture between Prudential and CITIC Group (China International Trust and Investment Corporation), was incorporated in Shanghai in September 2005. It is regulated by the China Securities Regulatory Commission (‘CSRC’) and holds the license of mutual funds, DAM products, QDII products and advisory services. The CSRC supervises the establishment of fund management companies (‘FMCs’) and the launch of securities investment funds.

The legislative framework of China’s fund industry comprises the China Securities Investment Funds Law (the ‘Fund Law’) and a set of ancillary regulations (the ‘Fund Regulations’). The Fund Law was revised, and supplemental measures thereto were enacted on 1 June 2013. This revision to the Fund Law allows individual ownership of fund management companies and removes personal trading and investment restrictions, granting more discretion to FMCs in their daily operation. While the Fund Law and Fund Regulations articulate the rules and requirements which must be adhered to by all FMCs, the supervisory approach of CSRC, to a certain extent, is also principles- based. The Chinese authorities aim to protect the legitimate rights and interests of investors and other relevant parties, and thereby to promote the healthy development of securities investment funds and securities markets.

Taiwan

In Taiwan, Prudential conducts a fund business through Eastspring Securities Investment Trust Co. Ltd. The Taiwanese body responsible for regulation of securities investment trust enterprises (‘SITE’), securities investment consulting enterprises (‘SICE’) and discretionary investment businesses is the Securities and Futures Bureau (‘SFB’) under the FSC. The SFB is responsible for promulgating laws, regulations and policies in relation to these business areas.

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

Under its registration in respect of the second financial instruments business, the company is permitted to explain and solicit products but the actual sales of Eastspring Investments Limited’s funds are made to investors through distributors. It does not therefore set up or maintain customer accounts for the purposes of direct distribution and settlement of Eastspring Investments Limited’s funds to both retail and institutional investors. The customer account should be opened by the distributors, which are financial institutions registered as type one financial instruments business operators, like securities brokers and certified banks.

Dubai

Eastspring Investments Limited (‘Eastspring Investments Dubai’) was incorporated in the Dubai International Financial Centre (‘DIFC’) in September 2006. Eastspring Investments Dubai is an ultimately wholly-owned subsidiary of Prudential Plc. Eastspring Investments Dubai is regulated by the Dubai Financial Services Authority (‘DFSA’), which is the independent regulator for DIFC. Eastspring Investments Dubai holds a license for arranging credit or deals in investments, advising on financial products or credit and has a retail endorsement on its license. The supervisory approach of DFSA is risk-based.

United States

Eastspring Investments Incorporated (‘Eastspring Investments USA’) was incorporated in the State of Delaware in April 2012 and the business was launched in August 2012. Eastspring Investments USA is an indirect wholly owned subsidiary of Prudential plc.

On behalf of its affiliate, Eastspring Singapore, Eastspring Investments USA serves as a marketing office and a ‘solicitor’ as defined under the provisions of the Investment Advisers Act of 1940, as amended (‘Investment Advisers Act’) and the rules thereunder. Eastspring Investments USA is registered with the SEC as an ‘investment adviser’ pursuant to the US Investment Advisers Act of 1940.

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

Luxembourg

Eastspring Investments (Luxembourg) S.A. is fully licensed by the Luxembourg supervisory authority (ie, CSSF) to operate as a management company of undertaking for collective investments in transferable securities (eg UCITS and other types of investment products) since 1 April 2013.

Eastspring Investments (Luxembourg) S.A. was appointed in particular to act as management company of Eastspring Investments, a UCITS open-ended investment company organised under the laws of the Grand Duchy of Luxembourg, regulated by the CSSF and passported for sale in many countries, including European and Asian jurisdictions.

Eastspring Investments (Luxembourg) S.A. has been operating a branch in the UK since September 2013, concentrating sales and marketing activities across Europe. The UK branch of Eastspring Investments (Luxembourg) S.A. falls under the supervision of both FCA and CSSF.

The material regulatory developments in Luxembourg in 2015 include the preparation of the implementation of the UCITS V Directive, which will become effective in early 2016 (see ‘UCITS V’ above for more on this).

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

Insurance regulatory authorities in all the jurisdictions in which Jackson does business require it to file detailed quarterly and annual financial statements, and these authorities have the right to examine its operations and accounts. In addition, Jackson is generally subject to US federal and state laws and regulations that affect the conduct of its business as well as similar laws and regulations in Canada and the Cayman Islands. New York and Michigan require their state insurance authorities to conduct an examination of an insurer under their jurisdiction at least once every five years. Both Michigan and New York are in the process of conducting an examination for the three years ended December 31, 2014. The examinations are expected to be completed in 2016.

Jackson has historic small books of business in places such as the Cayman Islands, Puerto Rico, Guam and Argentina and the business is being managed in run off. In addition, Jackson acquired some policies in Canada from its acquisition of Reassure America Life Insurance Company (REALIC) in 2012.

Jackson’s ability to pay shareholder dividends is limited under Michigan insurance law. The Director of the Michigan Department of Insurance & Financial Services (the ‘Michigan Director of Insurance’) may limit, or not permit, the payment of shareholder dividends if it determines that an insurer’s surplus, with regards to policyholders, is not reasonable in relation to its outstanding liabilities and is not adequate to meet its financial needs as required by Michigan insurance law. Unless otherwise approved by the Michigan Director of Insurance, dividends may only be paid from earned surplus. Jackson must report any shareholder dividends to the Michigan Director of Insurance before they can be paid. In the case of an extraordinary shareholder dividend or distribution, an insurer may not pay the dividend or distribution until 30 days after the Michigan Director of Insurance has received notice of the declaration and has not disapproved, or has approved, the payment within that period. For this purpose, an extraordinary dividend or distribution means any dividend or distribution of cash or other property where the fair market value, together with that of other dividends or distributions that an insurer made within the preceding twelve months, exceeds the greater of 10 per cent of the insurer’s surplus, as regards policyholders as of 31 December of the immediately preceding year, or the net gain from operations of the insurer, not including realised capital gains, for the prior year. In 2013, 2014 and 2015, Jackson paid shareholder dividends to Prudential plc of US$470.0 million, US$680.0 million, and US$710.0 million, respectively.

State regulators also require prior notice or regulatory approval of changes in control of an insurer or its holding company and of certain material transactions with affiliates. Under New York and Michigan insurance laws and regulations, no person, corporation or other entity may acquire control of an insurance company or a controlling interest in any parent company of an insurance company, unless that person, corporation or entity has obtained the prior approval of the regulator. For the purpose of each of New York and Michigan law, any person acquiring, directly or indirectly, 10 per cent or more of the voting securities of an insurance company is presumed to have acquired ‘control’ in the company. To obtain approval of any change in control, the proposed acquirer must file an application with the New York Superintendent of Financial Services and the Michigan Director of Insurance. This application requires the proposed acquirer to disclose, among other information, its background, financial condition, the financial condition of its affiliates, the source and amount of funds by which it will affect the acquisition, the criteria used in determining the nature and amount of consideration to be paid for the acquisition, proposed changes in the management and operations of the insurance company and other related matters. The Michigan Director of Insurance can grant an exemption from filing an application if an acquisition does not have the effect of changing or influencing control.

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

The National Association of Insurance Commissioners ratios

On the basis of statutory financial statements that insurers file with state insurance regulators, the National Association of Insurance Commissioners (‘NAIC’), in connection with the Insurance Regulatory Information System, annually calculates 12 financial ratios to assist state regulators in monitoring the financial condition of insurance companies. A usual range of results for each ratio is used as a benchmark and departure from the usual range on four or more of the ratios can lead to inquiries from individual state insurance departments. The usual range of results is established by the NAIC for each ratio from studies of the ratios for companies that have become insolvent or have experienced financial difficulties in recent years. As at 31 December 2015, none of Jackson’s ratios fell outside the usual range.

Policy and contract reserve sufficiency analysis

State insurance laws require life insurance companies to conduct annually an analysis of the sufficiency of its life and annuity reserves. A qualified actuary must submit an opinion that states that the reserves, when considered in the light of the assets that an insurance company holds with respect to such reserves, make good and sufficient provision for the associated contractual obligations and related expenses of the insurance company. If a qualified actuary cannot provide such an opinion, then the insurance company must set up additional reserves by moving funds from surplus. The 2015 opinion has been submitted to the Michigan Department of Insurance & Finance Services without any qualifications.

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

As a Michigan domiciled insurer, Jackson is subject to a prescribed accounting practice that, under certain circumstances, allows an insurer to include the ‘value of business acquired’ as an admitted asset in excess of the amount allowed under NAIC guidance. At 31 December 2015, as a result of the acquisition of REALIC, Jackson admitted US$327.5 million of value of business acquired in excess of the amount allowed under NAIC guidance.

Jackson has received approval from the Michigan Department of Insurance & Financial Services regarding the use of a permitted accounting practice. This permitted practice allows Jackson to carry certain interest rate swaps at book value as if statutory hedge accounting were in place instead of at fair value as would have been otherwise required. The permitted practice is effective 31 December 2014 and expires 1 October 2016 unless extended by the Michigan Director of Insurance. The effects of this permitted practice may not be considered by the company when determining the surplus available for dividends, nor the nature of dividends as ordinary or extraordinary. As at December 31, 2015 and 2014, the effect of the permitted practice decreased statutory surplus by US$355.5 million and US$555.0 million, net of tax, respectively. The permitted practice had no impact on statutory net income.

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

At 31 December 2015 Jackson’s total adjusted capital under the NAIC’s definition substantially exceeded Michigan standards.

Regulation of investments

Jackson is subject to state laws and regulations that require diversification of its investment portfolio, limit the amount of investments in certain investment categories, such as below investment grade fixed income securities, common stock, real estate and foreign securities, and forbid certain other types of investments altogether. Jackson’s failure to comply with these laws and regulations would cause investments exceeding regulatory limitations to be treated by the Michigan Director of Insurance as non-admitted assets for purposes of measuring surplus and, in some instances, the Michigan Director of Insurance could require divestiture of non-qualifying investments.

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

FATCA was introduced in the US as part of the Hiring Incentives to Restore Employment (Hire) Act on 18 March 2010. FATCA requires Foreign Financial Institutions (‘FFI’s) (such as Prudential plc and many of its subsidiaries) to identify US customers and report certain information on accounts held by US persons and US-owned foreign entities, to either their domestic tax authority (where there is an intergovernmental agreement to do so) for onwards transmission to the IRS, or directly to the IRS on an annual basis. Failure to report can lead to a 30 per cent withholding tax on certain US payments made to the FFI. The start date for implementation of the FATCA regime was 1 July 2014 with the first reports required in 2015. The majority of countries where Prudential plc has affected subsidiaries have now entered into intergovernmental agreements with the US to simplify compliance for FFIs in those countries and minimise the risk of withholding, while still meeting the reporting obligations to the US. Prudential plc and its affected subsidiaries have established policies and procedures to ensure compliance with FATCA. The first FATCA reports were made in 2015 in relation to the 2014 year.

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

Curian Capital, LLC (“Curian Capital”) is Jackson’s registered investment adviser channel, which offered personalised investment advice through its separately managed account program to a range of clients. Curian Clearing, LLC is registered as a broker-dealer with the SEC pursuant to the Securities Exchange Act, registered as a broker-dealer in all applicable states, and has served exclusively as the clearing broker-dealer for the Curian Capital separately managed account program. In addition, Curian Clearing, LLC is a member firm of the Financial Industry Regulatory Authority (the ‘FINRA’), subject to its oversight and regulatory requirements.

After concluding a business review of Curian Capital and its position in the marketplace, Curian Capital stopped accepting new business as of 31 July 2015. Curian Capital continued to actively manage existing accounts into 2016 to allow financial professionals and clients sufficient time to plan for the transition of accounts and the Curian Capital separately managed account program terminated on 19 February 2016.

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

Prudential also conducts certain of its US institutional investment management activities through PPM America, Inc., which is registered with the SEC as an investment adviser under the Investment Advisers Act. PPM America serves as the investment adviser to Jackson and as the primary US institutional investment adviser for certain Prudential subsidiaries, including The Prudential Assurance Company Limited, among others. PPM America also acts as investment sub-adviser to certain US and foreign advisers affiliated with Prudential with respect to certain primarily US portfolios of accounts or products sponsored or managed by such affiliates. These include US mutual funds, a UK-based pooled investment vehicle, Japanese investment trusts, funds organised under Luxembourg-based SICAVs, a South Korean investment trust fund, and Taiwanese investment trust funds for which PPM America serves as investment consultant and dealing services agent. PPM America also serves as an investment adviser to other affiliated and unaffiliated institutional clients such as a Collateralized Loan Obligation, a

Collateralized Debt Obligation or similar structured vehicles and private investment funds (in which PPM America affiliates such as Prudential UK entities and Jackson and employees of PPM America are generally investors), and a limited number of other unaffiliated accounts. The US mutual funds for which PPM America serves as sub-adviser are subject to regulation under the Securities Act and the Investment Company Act, and other similar vehicles organised outside of the US are also subject to regulation under applicable local law.

PPM America and certain of its subsidiaries are subject to various levels of regulation under the federal securities laws that the SEC administers as well as state securities laws. In connection with providing investment advisory services to certain of its clients, PPM America may also be subject to regulation under applicable foreign laws.

To the extent that Curian, PPM America or the NPH broker-dealers manage accounts with assets of employee benefit plans, individual retirement accounts (‘IRAs’) or similar qualified accounts subject to the Employee Retirement Income Security Act of 1974 (‘ERISA’), or the Internal Revenue Code, they may be subject to certain restrictions imposed by ERISA or the Internal Revenue Code. Such restrictions are summarised in ‘Employee Benefit Plan Compliance’ in the Section below. The US Department of Labor (‘DOL’) and the IRS have interpretive and enforcement authority over the applicable provisions of ERISA and the Internal Revenue Code.

Disclosure obligations under the US Securities Exchange Act and in particular under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012

Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, which added Section 13(r) of the Securities Exchange Act of 1934, Prudential is required to disclose certain of its activities and those of its affiliates related to Iran and to persons sanctioned by the US under programs relating to terrorism and proliferation of weapons of mass destruction that occurred in the twelve-month period covered by this report.

Two of Prudential’s non-US affiliates have engaged in transactions with persons sanctioned by the US under Executive Order 13224, relating to terrorism. These transactions were entered into in compliance with laws and regulations applicable to the relevant affiliates. The first individual took out a one-off takaful certificate (a Shariah compliant life policy) with Prudential’s Malaysian insurance subsidiary in October 2011. It was discovered in March 2012 through automated checking that his name matched various sanctions lists. The policy was for RM600 per month and RM 7,200 was paid for the year in 2015 (equivalent to around US$144 and US$1,728, respectively). The matter was reported to the Malaysian governmental sanctions authority, the Bank Negara Malaysia Financial Intelligence Unit, in March 2012. Currently, the said policy has been frozen with no top-up, withdrawal or claims permitted, although regular premium payment is still allowed. The policy is in force, with no claims submitted or any payment made to date.

The second individual is a beneficiary to three life insurance policies in his wife’s name, the first taken out in December 2010 and two others taken out in November 2011 with Prudential’s Indonesian insurance subsidiary. The annual premium of the three life insurance policies is IDR 6,000,000 (approximately US$439), IDR 12,000,000 (US$877) and IDR 12,000,000 (US$877), respectively. The matter was notified to the Indonesian governmental sanctions authority, the PPATK, in August 2012. All three policies remain in force, with no claims or other payouts in 2015.

As the provisioning of insurance liabilities is undertaken on a portfolio basis, it is not practical to estimate the 2015 net profits on the contracts referred to above. Prudential does not intend to engage in further new business dealings with these individuals.

In the UK, the Prudential Assurance Company Ltd operates a pension scheme for employees of the UK branch of a government-owned Iranian bank. A total of 66 scheme members are receiving benefits, with 36 deferred members. All members are inactive in that no member contributions are being made. The scheme is closed to new members. Due to the long term nature of a pension scheme it is not practical to advise the net profit, but the fund value at 31 December 2015 stood at £7,259,550.00 (US$10,367,000). In return for administering the scheme there are standard Prudential scheme charges: an annual fee of £737 (US$1,052), plus £11 (US$15.7) per member, £60 (US£85.7) per quote and a Trustee Accounts charge. The annual fees up to 31 July 2015 were £3,736 (US$5,335) (made up of £1,882 (US$2,688) scheme fee and £1,854 (US$2,648) Trustee Accounts). In addition to this an Annual Management Charge of 1.25 per cent is reflected in the fund value. The UK governmental sanctions authority, HM Treasury, has been informed of this arrangement and in 2008 advised Prudential that following an analysis of the deeds, the fund is not owned, held or controlled by the Iranian bank. Payments out of the fund have been approved by HM Treasury through a license. There are no plans to discontinue with this contract in light of this license.

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

Although no assurances can be given, Jackson believes that none of its contracts are of the type to which the holding in Harris Trust would be applicable. Moreover, the DOL has issued PTE 95-60, which generally exempts external, unaffiliated investment transactions from ERISA’s prohibited transaction provisions. If the Harris Trust holding is applied to its contracts, Jackson would be subject to ERISA’s fiduciary and prohibited transaction provisions described above

Financial services regulatory and legislative issues

The DOL released a proposed regulation in April 2015 accompanied by new class exemptions and proposed amendments to long-standing exemptions from the prohibited transaction provisions under ERISA. The DOL announced that it had finalised a series of new rules and amendments on 6 April 2016. The new rules redefine who is considered a “fiduciary” for purposes of transactions with qualified plans, plan participants and Individual Retirement Accounts. Jackson is evaluating the final rules (independently and in consultation with its business partners) and will, among other things, need to consider changing its sales practices and compensation paid to sales personnel and the types of services or products Jackson makes available.

The Dodd-Frank Act, which represents a comprehensive overhaul of the financial services industry within the US, was enacted in July 2010. The full impact of the Dodd-Frank Act on Prudential’s businesses is not currently clear, however, as many of its provisions primarily affect the banking industry, have a delayed effective date and/or require rulemaking or other actions by various US regulators over the coming years.

The Dodd-Frank Act vests the Financial Stability Oversight Council (‘the Council’) with the power to designate domestic systemically important non-bank institutions which will be subject to special regulatory supervision and other provisions intended to prevent or mitigate the impact of future disruptions in the US financial system. If Jackson is designated in the US as a systemically important non-bank institution, it may be subject to heightened prudential standards to be administered by the US Federal Reserve Board, including heightened capital, leverage and liquidity standards, risk management requirements, single counterparty credit concentration limits, resolution plans and stress tests, and potential discretionary requirements relating to contingent capital, enhanced public disclosure and short term debt limits. As discussed under the Global Regulatory Developments and trends section, Prudential Group was designated as a G-SII in July 2013, but that is separate from a Dodd-Frank designation.

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

The Dodd-Frank Act also established the Federal Insurance Office (‘FIO’). The FIO has no direct regulatory authority over US insurers, but it does have certain authority to represent the US government on prudential aspects of international insurance matters, including at the IAIS. The FIO is also authorised to monitor all aspects of the insurance industry, including identifying issues or gaps in the regulation of insurers that could contribute to a systemic crisis in the insurance industry.

In addition, Title VII of the Dodd-Frank Act created a new regulatory regime for certain derivatives called swaps and security-based swaps. Prudential and Jackson have determined that they are not required to register as swap dealers, security-based swap dealers, major swap participants, or major security-based swap participants under Title VII of the Dodd-Frank Act. However, CFTC regulations requiring that swaps be reported to trade repositories and, in some cases, cleared through registered central counterparties and traded on registered exchanges, may apply to certain derivatives entered into by Jackson and, in some circumstances, Prudential. Similar rules for security-based swaps have been proposed, and in some cases finalised, but not yet implemented.

Under Title VII of the Dodd-Frank Act, certain derivatives instruments, including standardised interest rate swaps and index credit default swaps, are required to be cleared and traded on an exchange. While the transition to exchange-traded derivative instruments may limit counterparty risk, it could increase costs associated with such investments, including transaction and exchange fees. The standardisation of exchange-traded derivative instruments may also limit the ability of Jackson and the mutual funds to customise certain derivative instruments with their counterparties. Exchange-traded derivative instruments may also require Jackson and the mutual funds to post additional collateral or limit the types of collateral that may be used for such transactions. Additionally, requirements to post margin for uncleared swaps are expected to come into effect in phases over the next few years. These developments may limit the ability of Jackson and the mutual funds that its subsidiaries advise to effectively deploy assets in a timely manner.

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

Additional Jurisdictions

The Group has also invested in businesses located in various new markets.

A new sales operation was launched in Poland during 2013 under the auspices of Prudential UK with an agency network rolled out in the country during 2014. The business is currently offering two simple life and protection products.

The Myanmar business unit is not yet fully operational as a business, although Prudential was awarded a licence to establish a representative office in Yangon, Myanmar in late 2013.

Prudential completed the purchase of Ghana’s Express Life Co. in April 2014, marking the entry of the firm into the African life insurance market. Three more acquisitions have since been made in Africa, in Kenya (2014), Uganda (2015) and Zambia (2016, expected to complete shortly).

These developments and such incremental regulation remain immaterial at present in terms of the overall business of the Group.

Capital Expenditure and Divestitures

Please refer to Item 5 ‘Operating and Financial Review’—Liquidity and Capital Resources—Corporate transactions for a discussion of the principal capital expenditures and divestitures during the period under review.

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

Introduction and Overview

Prudential plc is an international financial services group serving circa 24 million insurance customers and with £509 billion of assets under management. We are listed on stock exchanges in London, Hong Kong, Singapore and New York.

Prudential Corporation Asia has leading insurance and asset management operations across 14 markets in Asia and serves the emerging middle class families of the region’s outperforming economies. Prudential has been operating in Asia for over 90 years and has built high performing businesses with effective multichannel distribution, a product portfolio centred on regular savings and protection, award winning customer services and a widely recognised brand.

Eastspring Investments, part of the Group’s asset management operations since 1994, is a leading asset manager in Asia and provides investment solutions across a broad range of asset classes.

Founded 50 years ago, Jackson is one of the largest life insurance companies in the US, providing retirement savings and income solutions aimed at the 75 million ‘baby-boomers’. Jackson’s pursuit of excellence in product innovation and distinctive distribution capabilities has helped it forge a solid reputation for meeting customer needs. Jackson has a long and successful record of providing advisers with the products, tools and support to design effective retirement solutions for their clients.

Founded in the UK in 1848, Prudential is a long established leading provider of life and pensions, with a relentless focus on the needs of the age cohorts where wealth is most heavily concentrated. Our core strengths in with-profits and retirement are underpinned by our expertise in areas such as longevity, risk management and multi-asset investment, together with our financial strength and widely recognised brand. These attributes position Prudential UK well to meet customer needs in the UK’s evolving marketplace.

M&G has been investing money for individual and institutional clients for over 80 years. M&G has grown to be one of Europe’s largest retail and institutional fund managers by developing its expertise in active investment. M&G has a conviction-led and long-term approach to investment, developing a deep understanding of the companies and organisations in whose equities, bonds or property it invests.

Summary of Performance

Prudential reported a strong performance in 2015.

Our strategy continues to serve us well, focusing on the three long term opportunities across our geographic markets—(i) serving the protection and investment needs of the growing middle class in Asia; (ii) providing asset accumulation and retirement income products to US baby boomers and (iii) meeting the savings and retirement needs of an ageing British population. The strength of the Group’s execution capabilities, combined with our leading market positions, growing in-force book and excellent diversification by geography, currency, product and distribution enable us to create value for our customers while generating sustainable earnings and cash for our shareholders.

Currency volatility

We continue to comment on our international business performance in local currency terms (expressed on a constant exchange rate basis) to show the underlying business trends in a period of currency volatility. We have used this basis in discussions below for our Asian and US businesses to maintain comparability. Currency values in the countries in which we operate have fluctuated in the course of 2015. As a significant proportion of our earnings and capital are US dollar denominated, the weaker sterling benefited our reported results, shareholders’ equity and solvency.

In 2014 we adopted the approach of evaluating the financial performance of the Group by presenting percentage growth rates before the impact of the fluctuations in the value of sterling against local currencies in the US and Asia. In a period of currency volatility this approach allows a more meaningful assessment of underlying performance trends. This is because our businesses in the US and Asia receive premiums and pay claims in local currencies and are, therefore, not exposed to any cross-currency trading effects. To maintain comparability in the discussion below the same basis has been applied. Growth rates based on actual exchange rates are also shown in the financial tables presented in this report. Consistent with previous reporting periods, the assets and liabilities of our overseas businesses are translated at period-end exchange rates so the effect of currency movements has been fully incorporated within reported shareholders’ equity.

The table below presents a summary of the Group’s profit before tax on an IFRS basis. The table presents the full year 2014 results on both an actual exchange rate and constant exchange rate basis so as to eliminate the impact of exchange translation. Actual Exchange Rates (AER) are actual historical exchange rates for the specific accounting period, being the average rates over the period for the income statement and the closing rates for the balance sheet at the balance sheet date. Constant Exchange Rates (CER) results are calculated by translating prior period results using the current period foreign exchange rate ie current period average rates for the income statement and current period closing rates for the balance sheet.

IFRS Profit
	Actual Exchange Rate			Constant Exchange Rate		Actual Exchange Rate
	2015 £m	2014 £m	Change %	2014 £m	Change %	2013 £m
Operating profit before tax
Long-term business:
Asia	1,209	1,050	15	1,040	16	1,001
US	1,691	1,431	18	1,543	10	1,243
UK1	1,167	729	60	729	60	695
Long-term business operating profit[1]	4,067	3,210	27	3,312	23	2,939
UK general insurance commission	28	24	17	24	17	29
Asset management business:
M&G	442	446	(1)	446	(1)	395
Prudential Capital	19	42	(55)	42	(55)	46
Eastspring Investments	115	90	28	91	26	74
US	11	12	(8)	13	(15)	59
Other income and expenditure	(675)	(661)	(2)	(661)	(2)	(599)
Results of the sold PruHealth and PruProtect business	-	23	(100)	23	(100)	11
Total operating profit based on longer-term investment returns before tax	4,007	3,186	26	3,290	22	2,954
Non-operating items	(859)	(572)	(50)	(654)	(31)	(1,319)
Profit before tax attributable to shareholders	3,148	2,614	20	2,636	19	1,635
Tax charge attributable to shareholders’ returns	(569)	(398)	(43)	(396)	(44)	(289)
Profit for the year attributable to shareholders	2,579	2,216	16	2,240	15	1,346

In the remainder of this ‘Introduction and Overview’, every time we comment on the performance of our businesses, (except with respect to cash remittances), we focus on their performance measured in local currency (presented here by reference to percentage growth expressed at constant exchange rates) unless otherwise stated.

Group performance

Our Group IFRS operating profit based on longer-term investment returns increased by 22 per cent in 2015 to £4,007 million. On an actual exchange rate basis, the Group’s IFRS operating profit grew by 26 per cent.

•	Asia life and asset management operating profit of £1,324 million grew by 17 per cent, reflecting the growing recurring income from our life in-force book (up 14 per cent to £7.2 billion) and higher assets under management in Eastspring. The recurring premium focus underpins our earnings growth in the region and is key to the resilience of our financial performance across the cycle.

•	US life IFRS operating profit of £1,691 million was up 10 per cent, driven by growth in fee income earned on separate account assets that have continued to benefit from robust net inflows.

•	UK life IFRS operating profit of £1,167 million grew by 60 per cent(16), and included £339 million arising in the second half of 2015 from specific management actions taken to position the balance sheet more efficiently under the new Solvency II regime.

•	M&G delivered operating profit of £442 million, broadly in line with 2014. Funds under management (including internal funds) were 7 per cent lower at £246.1 billion, reflecting retail outflows during 2015.

The Group is focused on delivering strong cash generation, which underpins both our strategic and financial flexibility. In total, our businesses remitted cash to the corporate centre of £1,625 million, up 10 per cent on an actual exchange rate basis. Cash remittances of £467 million from Asia were 17 per cent higher while those from the US increased by 13 per cent to £470 million, both on an actual exchange rate basis. In the UK, our life operation remitted £331 million in line with last year and M&G delivered a 6 per cent increase in remittances to £302 million.

The sales increase of the Group is led by Asia. In the US, sales were higher as demand for our sales of variable annuities remained strong. In 2015, Jackson continued to proactively manage sales of variable annuities with living benefits while diversifying sales mix. In the UK, sales grew, based on our attractive with-profits product propositions sold through an expanding range of wrappers including income drawdown, individual pensions, ISAs and investment bonds. M&G experienced net outflows of £7.0 billion (2014: net inflows of £7.1 billion) driven by retail net outflows of £10.9 billion, due to redemptions from bond funds reflecting softer consumer sentiment on fixed income assets. Eastspring Investments, our Asia asset management business, delivered a strong performance in 2015, with third party net inflows of £6.0 billion (2014: net inflows of £5.4 billion).

Our balance sheet continues to be defensively positioned and our Solvency II outcome, following approval by the Prudential Regulation Authority of our internal model in December 2015, underscores the strength and resilience of the Group’s capital position.

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

(16)	Following the disposal of the Group’s 25 per cent interest in PruHealth and PruProtect in November 2014, the 2014 comparative results of UK insurance operations have been adjusted to exclude results of those businesses.

We announced new objectives for 2017 at our investor conference in December 2013 in London. These objectives are:

(i)	Asia Underlying Free Surplus Generation(17),(18) of £0.9 billion to £1.1 billion in 2017 (2012: £484 million on an actual exchange rate basis)

(ii)	Asia life and asset management pre-tax IFRS operating profit to grow at a compound annual rate of at least 15 per cent over the period 2012—2017 to reach at least £1,858 million in 2017 (2012: £924 million(19) on an actual exchange rate basis)

(iii)	Group Underlying Free Surplus Generation(18) of at least £10 billion cumulatively over the four-year period from 2014 to end- 2017.

We are continuing to make good progress towards our 2017 objectives announced in December 2013.

Our operating performance by business unit

Asia

Asia has delivered strong financial results in 2015 across all of our key metrics, demonstrating the resilient performance of our well diversified and increasingly large in-force business portfolio. IFRS operating profit of £1,324 million was up 17 per cent (16 per cent on an actual exchange rate basis), and net cash remittances of £467 million were up 17 per cent.

Our life business strategy is centred on Asia’s rapidly growing life insurance markets with a focus on regular premium, protection orientated policies distributed primarily through high quality agency and bank partners. We have over 14 million customers across the region, one of the largest and most productive agency sales forces, a well- established bancassurance franchise and leadership positions in 9 out of 12 markets. Despite our strong progress over the last decade, insurance penetration in the markets in which we operate remains low and the demand for savings, health and protection products from a growing middle class continues to be high. Our scale and scope in the region, combined with proven operational expertise, enables us to execute on strategic growth opportunities, invest in building the business through the economic cycle and remain flexible to resist market pressure for products we consider to be less attractive. This approach will, from time to time, lead to fluctuations in sales at a country level but allows us to conserve value without compromising the overall regional delivery.

In 2015 new business sales increased driven by growth in regular premium new business offsetting the reduction in single premiums, which are more susceptible to softer economic conditions. Our sales performance continues to benefit from our broad-based multi-channel distribution platform, new product launches and continued actions to improve both distribution scale and productivity. Agency sales were higher across the region, reflecting continued investment in agency manpower and an improvement in average agent productivity of 25 per cent. Our core bank partnerships continue to make good progress, led by Standard Chartered Bank.

In Hong Kong, sales grew driven by increases in agency headcount and productivity and also from our successful inroads into Hong Kong’s broker network. During 2015, we have also seen acceleration in demand from Mainland China-based customers, with around 70 per cent of this business having an annual premium below US$5,000. We remain well placed to satisfy the growing demand for savings and protection products from both domestic and Mainland Chinese customers.

(17)	Underlying free surplus generated comprises underlying free surplus generated from long-term business (net of investment in new business) and that generated from asset management operations. The 2012 comparative is based on the retrospective application of new and amended accounting standards and excludes the one-off gain of £51 million from the sale of the Group’s holding in China Life Insurance Company of Taiwan.
(18)	Underlying free surplus generation is defined in the section ‘EEV Basis, New Business Results and Free Surplus Generation’.
(19)	Asia 2012 IFRS operating profit of £924 million is based on the retrospective application of new and amended accounting standards, and excludes the one-off gain of £51 million from the sale of the Group’s holding in China Life Insurance Company of Taiwan.

Our joint venture with CITIC in China continues to perform well, with good sales growth and operations now in 64 cities. The second half of the year was marked by significantly higher levels of volatility in investment markets, which impacted single premium business through the bancassurance channel. However, regular premium sales remain strong, with strong growth in the fourth quarter and during the year. Furthermore, sales of health and protection business nearly doubled during the year, contributing nearly half of sales in China. We are well prepared for the implementation in 2016 of China’s Risk Oriented Solvency System (C-ROSS) and we do not expect this to cause any issues for our business.

In Singapore, we continue to lead the market for regular premium products with a market share of 23 per cent(20) and the largest agency force in the industry. During 2015, we have focused on growing regular premium agency-sourced protection sales, which has enhanced the mix of business through this channel. Reflecting the lower average case size of this business, our pro-active de-emphasis of universal life sales, and the effect of cessation of distribution relationships with Maybank and Singpost, total sales were lower in 2015.

Indonesia continues to generate material levels of new business value for our Asia business, and the recurring regular premium nature of our in-force portfolio has driven a 21 per cent increase in IFRS operating profit (15 per cent on an AER basis). Our sales performance reflects both softer market conditions and the impact of deliberate, pro-active actions to further improve the quality of our distribution. While this might affect shorter-term sales progression, it conserves value and positions us well to capitalise on the eventual upturn. Market conditions for new business sales remain challenging, with suppressed consumer sentiment making it harder to close sales, reflected in lower sales. However, average agency case sizes increased by 9 per cent in 2015. We remain confident about our long-term prospects in Indonesia given the low insurance penetration levels and we are continuing to invest in building our agency force nationwide.

In Malaysia, we have seen continued success from our strategy to increase our penetration of the Bumi sector, where we are the largest provider with a 37 per cent share of the Takaful market. In addition to growing the agency force, we have also increased our activity in bancassurance with sales from this channel up strongly.

All of our other markets have delivered good quality growth. In the Philippines, we have continued to focus on the agency channel, with increased manpower and higher average case sizes driving moderate sales growth in this channel. Overall sales were up slightly, reflecting our decision of being selective in how we participate in bancassurance. Thailand’s sales were up, driven by strong growth from our main bancassurance partners, United Overseas Bank and Thanachart. Vietnam had an excellent year, with sales growing on higher levels of agency activity. Our green field operations in Cambodia continue to move ahead well with sales up strongly. While our larger, more established markets are progressing well, our ability to execute across the spectrum, covering markets at different stages of development, is key to driving long-term, profitable growth in the region.

Our joint venture with ICICI Bank in India remains the leader in the private sector with a market share of 12 per cent and good sales growth. In Taiwan and Korea, we remain selective in our participation and as a result we are content to tolerate fluctuations in new business volumes. Both businesses have generated a higher level of IFRS operating profit.

Despite significant volatility in capital markets, Eastspring Investments, our Asia asset management business, delivered strong results in 2015 with record third-party net inflows of £6.0 billion, up 11 per cent on 2014. The businesses benefited from robust inflows into equity funds, including Asian equity funds in Japan, good investment performance in Korea and India driving excellent domestic flows and healthy net inflows into bond funds from our joint ventures in China and India. Total funds under management at 31 December 2015 were a record £89.1 billion, up 16 per cent on the prior year as a result of net inflows from both our third party and our life businesses.

The fundamentals of our Asian business remain compelling and we have the capabilities and market positions to be able to deliver long-term, profitable growth.

(20)	Source: Based on Life Insurance Association, Singapore data as at December 2015.

US

Our US business delivered a strong performance in 2015, with total IFRS operating profit of £1,702 million, up 9 per cent (18 per cent on an actual exchange rate basis). Jackson’s life IFRS operating profit grew 10 per cent (18 per cent on an actual exchange rate basis) to £1,691 million, driven by increased fee income from higher levels of separate account assets. The growth in operating profit underpinned significant levels of capital generation in the year, enabling Jackson to remit a record £470 million of cash to the Group (2014: £415 million), while maintaining a healthy balance sheet. Jackson’s Risk-Based Capital ratio at the end of 2015 was 481 per cent, compared to 456 per cent at the end of 2014.

The US economy experienced uneven performance during 2015, with a noticeable deceleration in consumer spending and a contraction in business investment in the fourth quarter. Employment data was more positive, with non-farm payrolls in the last two months of the year exceeding expectations. This contributed to the Federal Reserve decision to increase the Federal Funds target rate by 25 basis points in December. The S&P 500 Index ended the year roughly in line with year-end 2014 levels and the 10-year Treasury rate rose 10 basis points to 2.28 per cent at the end of 2015.

Overall, in 2015 the US competitive landscape remained relatively stable, although the industry continued to adjust its products and benefits in reaction to regulatory developments and economic conditions. Within variable annuities, providers are mainly choosing to modify their product offerings through reductions in fund availability and increased fees. A final set of rules and amendments were announced by the US Department of Labor on 6 April 2016. We had been working on contingency plans in advance of the rules being published and will now consider how the rules should be implemented. Given Jackson’s proven record of product innovation, best-in-class infrastructure, access to competitive intelligence and integration of product design with distribution, we believe we are well positioned to respond, adapt and take advantage of any market disruptions.

Jackson achieved sales levels in 2015 which are broadly consistent with the levels in 2014. Including institutional sales, sales increased slightly.

Total variable annuity sales in 2015 remained flat compared to 2014, reflecting Jackson’s continued focus on proactively managing sales of products with living benefits to maintain an appropriate balance of revenue streams and match our annual risk appetite. The proportion of variable annuity sales without living benefits remains significant ,broadly in line with last year. Elite Access continues to be the undisputed leader in the investment-only variable annuity market with the proportion of business from non-qualified accounts representing 69 per cent of the total (up from 66 per cent in 2014). With £9.6 billion in assets since its launch in March 2012, Elite Access not only reflects Jackson’s strength in commercialising a low cost, no guarantee product but in also navigating a demand shift from qualified to non-qualified accounts. In relation to Variable Annuities with living benefit guarantees, during 2015 we introduced a broader range of living benefit features to policyholders, creating additional product capacity to meet the underlying customer demand. Overall, Jackson’s statutory separate account assets increased by 5 per cent, from £86.5 billion in 2014 to £91.0 billion in 2015 (up 11 per cent on an actual exchange rate basis), reflecting positive business flows.

Jackson’s strategy is unchanged, serving the 75 million US baby boomers as they enter retirement. We continue to price new business on a conservative basis, targeting value over volume and the economics of our business remain very attractive. Our hedging remains focused on optimising the economics of our exposures over time while maintaining a strong balance sheet. Our hedging programme continued to perform well throughout 2015 and under the recent volatility experienced in the markets. Our credit book is in good shape and we have continued to take actions to improve further its quality, increasing our Treasury position and reducing our high yield energy exposure. With this strategy, Jackson has been able to deliver significant profitable growth across the cycle and since 1 January 2008 has remitted nearly US$3.3 billion of cash to the Group. Our performance continues to demonstrate that Jackson’s approach has successfully translated into value for customers and into profits and cash for shareholders.

UK and Europe

Our UK business delivered strong growth in IFRS operating profit. We continue to execute successfully our UK strategy, focusing on our core strength of investment-based retail offerings, selective participation in the wholesale business segment and active management of our in-force book. Life IFRS operating profit was 60 per cent(21) higher at £1,167 million and includes £339 million from the positive impact of specific management actions undertaken in the second half to position the balance sheet more efficiently under the new Solvency II regime, which are not expected to recur going forward. Cash remitted to the Group increased to £331 million (2014: £325 million).

In 2015, sales grew demonstrating the strength of our customer propositions in retail risk-managed investment products, combined with our diversified distribution capability. In 2015, we continued to participate in the pensions de-risking market in a disciplined manner, and delivered a robust performance from this sector.

Our retail business achieved sales growth driven by a growing demand for our savings and retirement products and specifically the distinctive PruFund range, with momentum increasing through the year as additional products and services came online including PruFund ISA, Flexible Income Drawdown and our simplified non-advised drawdown Pension Choices Plan. Our capabilities in multi-asset investing, the strength of our brand and diversified distribution, collectively position us well to meet evolving customer needs in a post-pension freedoms retirement market. Retail business benefitted from increased sales volumes partially offset by a lower contribution from individual annuity sales. Sales of individual annuities decreased sharply from 2014 levels to and now represent a smaller proportion of retail sales.

Demand for our PruFund multi-asset funds among our target customer base remains strong as customers continue to be attracted by both the performance track record and the benefits of a smoothed return in managing market volatility and reducing customer investment risk. Our successful launch in February 2015 of the PruFund range of investment funds within an ISA wrapper generated strong sales with assets under management totalling £674 million at the end of December 2015. In total across all products, PruFund sales of increased significantly, with total assets under management having increased 42 per cent since the start of the year to £16.5 billion.

Onshore bonds sales and offshore bonds sales rose over the previous year. Reflecting increased demand for our wider range of retirement solutions post-pension reforms, income drawdown sales have grown significantly and individual pensions sales have more than doubled compared to 2014. We continue to diversify our product portfolio in response to the expanding market for flexible retirement income and pensions products.

Corporate pensions sales were marginally higher than in 2014. We remain the largest provider of Additional Voluntary Contribution plans within the public sector, where we provide schemes for 73 of the 101 public sector authorities in the UK (2014: 72 of the 99).

Our bulk annuity business concluded four deals, generating IFRS operating profit of £89 million (2014: £105 million). Our approach to bulk transactions in the UK continued to be one of disciplined participation, focusing on those opportunities where we can bring both significant value to our customers and meet our shareholder return requirements. The implementation of Solvency II has increased significantly the capital intensity of annuity business and this will significantly reduce our appetite to transact bulk business going forward.

In Poland, our life business continues to grow steadily. The business now has 18 branches across the country and 597 financial planning consultants. Its success demonstrates our ability to build a new business franchise by transferring our existing product and distribution strengths to new markets.

Our strategy in the UK and Europe remains to leverage our investment expertise, distribution scale and well-established brand in order to deliver capital light profitable growth in retail investment products, while managing our in-force business to generate long-term earnings and cash.

Africa

During 2015 we continued to develop our businesses in Sub-Sahara Africa. We entered the Uganda insurance market through the acquisition of Goldstar Life Assurance in June 2015 and established bank distribution agreements with Societe Generale and Fidelity Bank in Ghana, and with Standard Chartered in Kenya. In January 2016 we announced entry into Zambia via our acquisition of Professional Life Assurance. Once the Zambia acquisition is complete, our footprint in Africa will have expanded to four countries with access to nearly 1,300 agents and 200 bank branches.

(21)	Following the disposal of the Group’s 25 per cent interest in PruHealth and PruProtect in November 2014, the 2014 comparative results of UK insurance operations have been adjusted to exclude results of those businesses.

M&G

M&G’s focus on producing superior long-term investment returns, coupled with well-established distribution in the UK and across Europe, underpins its financial results. IFRS operating profit of £442 million was broadly in line with 2014, with cash remittances to Group of £302 million up 6 per cent. At the end of 2015 M&G’s total funds under management were 7 per cent lower at £246.1 billion (2014: £264 billion), with external funds under management of £126.4 billion accounting for 51 per cent of the total compared with 45 per cent five years ago. Despite outflows in 2015, M&G’s total funds under management have grown from £198.0 billion at the end of 2010 to £246.1 billion at the end of 2015, reflecting M&G’s continued focus towards innovation and asset class diversification.

Gross retail and institutional inflows amounted to £33.6 billion (2014: £38.0 billion). Redemptions in the retail business, however, resulted in overall net outflows of £7.0 billion in 2015. Retail net outflows of £10.9 billion (2014: net inflows of £6.7 billion) were partially offset by institutional net inflows of £3.9 billion (2014: £0.4 billion).

In the fourth quarter of 2015, M&G experienced net retail outflows of £3.5 billion, including £2.4 billion from Europe. This reflected the continuation of a market-wide change in investor sentiment away from fixed income, against a backdrop of high levels of volatility and macroeconomic uncertainties, conditions that have continued into the early part of 2016. These conditions also resulted in a period of lower relative performance in some of our well established retail funds. Our strategy of diversification by asset class has helped attract good net inflows into several M&G multi-asset funds totalling (£2 billion) and into our retail property fund (£0.5 billion) in 2015.

At the end of 2015, retail funds under management were 18 per cent lower at £60.8 billion (2014: £74.3 billion). Retail funds under management from Continental Europe represent 39 per cent of total retail assets.

A track record of innovation in the institutional market has enabled M&G to be at the forefront of a number of specialist fixed income markets, including leveraged finance and infrastructure investment. Net institutional inflows were £3.9 billion, compared with £0.4 billion in 2014. The M&G Alpha Opportunities Fund has been particularly popular with institutional investors, attracting £2.0 billion of net inflows during 2015.

M&G had a multi-billion pound pipeline of institutional commitments at the end of 2015 across a diverse range of fixed income, real estate and alternative investment strategies that have yet to be invested. External institutional funds under management increased 5 per cent in 2015 to £65.6 billion (2014: £62.8 billion).

M&G’s disciplined approach to cost management is reflected in a small improvement in the cost income ratio to 57 per cent (2014: 58 per cent), despite the impact of lower revenues from reductions in the level of average assets managed.

On 1 February 2016, Michael McLintock announced that he is retiring as Chief Executive of M&G Investments after 19 years in the role. Under his leadership M&G has grown to become one of Europe’s largest fund managers by offering innovative investment solutions to meet the needs of our customers and clients. He will be succeeded later this year by Anne Richards, whose prior role was Chief Investment Officer and Head of EMEA at Aberdeen Asset Management. Anne joins the Board in June 2016.

M&G remains focused on producing superior long-term investment returns for clients, while continuing to diversify its business by geography and asset class and providing capital efficient profits and cash generation for the Group.

Capital and risk management

We continue to take a disciplined approach to capital management and have implemented a number of measures over the last few years to enable us to make our capital work more efficiently for the Group. Our Solvency II outcome, following approval by the Prudential Regulation Authority of our internal model in December 2015, underscores the strength and resilience of the Group’s capital position. At 31 December 2015, Group Solvency II capital surplus(22),(23) was estimated at £9.7 billion, which is equivalent to a Group Solvency II capital ratio of 193 per cent.

(22)	The methodology and assumptions used in calculating the Group Solvency II capital results are set out in the Capital Management Section in Item 4. The Group Solvency II capital ratio is based on outputs from the Group’s Solvency II internal model, approved by Prudential Regulation Authority in December 2015.
(23)	Before allowing for second interim ordinary and special dividends.

Based on the Insurance Groups Directive solvency measure, our surplus position(23) at 31 December 2015 was estimated at £5.5 billion (31 December 2014: £4.7 billion(24)), equivalent to a cover of 2.5 times.

In July 2013, Prudential plc was listed by the Financial Stability Board as one of nine companies to be designated as a Global Systemically Important Insurer, a classification that was reaffirmed in November 2015. Prudential is monitoring the development and potential impact of the related framework of policy measures and is engaging closely with the Prudential Regulation Authority on the implications of this designation.

Dividend

The Board has decided to increase the full-year ordinary dividend by 5 per cent to 38.78 pence per share, reflecting the continued strong financial performance of the Group in 2015. In line with this, the directors have approved a second interim ordinary dividend of 26.47 pence per share (2014: final dividend of 25.74 pence) which brings the total ordinary dividend for the year to 38.78 pence (2014: 36.93 pence). In addition, the Board has decided to award a special dividend of 10 pence per share reflecting the additional contribution to earnings from the specific management actions taken to position the balance sheet more efficiently under the new Solvency II regime.

Although the Board has been able to approve a special dividend of 10 pence per share in 2015, the Group’s dividend policy remains unchanged. The Board will maintain its focus on delivering a growing ordinary dividend, which will continue to be determined after taking into account the Group’s financial flexibility and our assessment of opportunities to generate attractive returns by investing in specific areas of the business. The Board believes that in the medium term a dividend cover of around two times is appropriate.

Outlook

The strength of our 2015 results demonstrates the successful execution of our strategy and our distinctive ability to deliver profitable growth across the cycle. Asia remains at the heart of the Group and our progress this year is underlined by the strong growth that we have delivered across sales, earnings and cash from the region. This has been well complemented by our disciplined progress in our more mature markets of the US and the UK.

The current significant macroeconomic uncertainty and market instability is resulting in a more unpredictable near-term outlook for global growth prospects. While this creates a headwind for our fee-based businesses, our progress continues to remain underpinned by the structural demand for regular premium savings and protection products in Asia. Through proactive management of our product mix and balance sheet and the growing scale of stable, recurring income from our in-force portfolio, the Group has the flexibility and resilience to adapt to changes in the market and deliver robust earnings and shareholder value.

The Group’s strategy remains centred on the long-term opportunity of servicing an increasingly self-reliant middle class through the provision of savings globally and health and protection in Asia. We have premium franchises in our chosen markets of Asia, the US and the UK with significant structural competitive advantages to deliver effectively conservative products to protect our consumers’ health and wealth and provide absolute and good relative returns to our shareholders.

In Asia, the growing savings and protection needs of a rapidly emerging and increasingly wealthy population underpin our long-term, structural growth prospects in the region. The high quality, recurring nature of our income and the scale and diversity of our pan-regional platform position us well to smooth out the inevitable country level fluctuations to deliver value across the cycle.

In the US, our business is focused on the provision of products for the savings and income needs of the baby boomers entering retirement. While the new regulations issued by the US Department of Labor may reduce the access to valuable retirement products and services to the American middle class, our competitive advantages of superior product performance, low costs and strong commercialisation skills align the business well to meet these growing needs in the new landscape. We are in the advanced stages of executing our contingency plans which are designed to underpin our future prospects for both earnings and cash.

In the UK, our life business is proving adept at navigating the significant changes brought about by pension reforms and is successfully extending its product offering to meet evolving consumer needs. In asset management, M&G is currently experiencing headwinds but benefits from its scale and the diversity of its asset base. Our well-regarded brands, investment performance track record and strong market positioning are key attributes that support our execution in this market.

(24)	Before allowing for 2014 final dividend.

We remain well capitalised with a defensive, high quality balance sheet.

The disciplined execution of our strategy, underpinned by the recurring income and cash generating nature of our business, positions us well to continue to deliver sustainable, long-term profitable value to both our customers and shareholders.

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

Please refer to ‘Introduction and Overview’, Item 3 ‘Key Information—Risk Factors’ and Item 4 ‘Information on the Company—Business of Prudential’ for additional discussion of factors that may affect Prudential’s results of operations.

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

Asia

Asia (excluding Japan) is leading the world in terms of GDP growth. In the period 2014 to 2020, it is expected to generate around US$7.0 trillion(25) of new GDP, more than the US and the other advanced economies combined.

Economic growth is contributing to the rapid increase of the Asian middle class. Between 2010 and 2020 it is estimated that there will be over 700 million people who will have risen from rural subsistence to middle-class lifestyles. Families are getting smaller, life expectancies are lengthening and the incidence of chronic diseases is increasing significantly.

As people move into the middle class, their increased wealth and higher income give them the opportunity to make financial plans for the first time. Typically the priority is to provide protection for their families and establish a regular savings plan through a life insurance policy.

Social welfare provisions vary by market in Asia but generally fall well below the levels people need to sustain their families’ lifestyle in the event of a personal tragedy such as the diagnosis of a critical illness. Also, while basic medical services may be provided by the state, there can be a high level of out-of-pocket expenses, creating demand for financial solutions to significantly improve an individual’s experience through access to private medical services. Therefore, critical illness and medical riders are popular additions to life insurance policies.

Traditionally, Asians would have relied on their children to provide for them in their retirement but with family sizes decreasing people are increasingly making their own financial provisions and life insurance policies are a popular part of a retirement plan.

Once the savings and protection solutions are in place there is the opportunity to invest. Single premium insurance policies are also important in more developed markets and it is likely that customers will increasingly seek access to different asset classes through mutual funds as their wealth grows and financial needs become more sophisticated.

United States

The US is the world’s largest retirement savings market with total assets in the annuity sector of over US$2.6 trillion(26). Each year, approximately four million ‘baby boomers’ reach retirement age.

(25)	Prudential estimates based on IMF data – October 2013
(26)	LIMRA, Annuity U.S. Individual Annuities Survey Participant’s Report (Q3 2015).

The number of retirees entering this stage of their life are triggering a shift from savings accumulation to retirement income generation of more than US$10 trillion(27).

However, as a group, baby boomers are under-saved and, in addition, their life expectancies continue to rise. They are in need of insurance products that offer the opportunity to grow their assets and to provide with guaranteed lifetime income to support them through these challenges.

The US retirement market continues to offer significant opportunities for profitable growth by providing solutions to the millions of baby boomers and to the future generations that will follow.

Despite a noticeable deceleration in consumer spending and a contraction in business investment in the fourth quarter, the US economy continued its trend of modest annual growth. While some sectors were disappointing, notably manufacturing, the US economy created 2.7 million new jobs(28), pushed unemployment down to 5.0 per cent and showed continued improvement in the housing market.

In December, the Federal Reserve raised the Fed Funds rate by 25 basis points, their first increase in almost 10 years. The S&P 500 returned approximately negative 1 per cent in 2015, after much stronger returns in 2013 and 2014, while the benchmark 10 years US Treasury note yield rose from 2.18 per cent at the end of 2014 to 2.28 per cent at 31 December 2015.

In general, Jackson’s results are significantly affected by fluctuations in economic and market conditions, especially interest rates, credit conditions and equity markets. The profitability of Jackson’s spread based business depends largely on its ability to manage interest rate exposure, as well as the credit and other risks inherent in its investment portfolio. Jackson designs its products and manages the investments and liabilities to reduce overall interest rate sensitivity. This has the effect of moderating the impact on Prudential’s results of changes in prevailing interest rates.

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

(27)	US Census Bureau.
(28)	Bureau of Labor Statistics, U.S. Department of Labor.

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

Lowering crediting rates helps to mitigate the effect of spread compression but the spreads could still decline as Jackson is typically only entitled to reset the crediting rates at limited pre-established intervals and the re-setting is subject to the guaranteed minimum rates. As at 31 December 2015, approximately 87 per cent of Jackson’s fixed interest rate annuities and interest-sensitive life business account values correspond to crediting rates that are at the minimum guaranteed interest rates (2014: 87 per cent). Tabular disclosures are provided in note C4.2(b) to the consolidated financial statements in Item 18 on the distribution of the account values of these businesses within the range of their contractual minimum guaranteed interest rates. The tables demonstrate that approximately 72 per cent (2014: 71 per cent) of Jackson’s combined fixed interest rate annuities and interest sensitive life business account values of £23 billion (2014: £21 billion) have contractual minimum rates of 3 per cent or less.

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

The profitability of Jackson’s fee-based business depends largely on its ability to manage equity market risk. As the investment return on the separate account assets is attributed directly to the contract holders, Jackson’s profit arises from the fees charged on the contracts, less the expenses incurred, which include the costs of guarantees. In addition to being a profitable book of business, the variable annuity book also provides an opportunity to utilise the offsetting equity risk among various lines of business to effectively manage Jackson’s equity exposure. Jackson believes that the internal management of equity risk, coupled with the utilisation of external derivative instruments where necessary, continues to provide a cost-effective method of managing equity exposure. Profits in the variable annuity book of business will continue to be subject to the impact of market movements both on sales and allocations to the variable accounts and the effects of the economic hedging program. While Jackson hedges its risk on an economic basis, the nature and duration of the hedging instruments, which are recorded at fair value through the income statement, will fluctuate and produce some accounting volatility.

Jackson continues to believe that, on a long-term economic basis, its equity exposure remains well managed.

United Kingdom

The UK is the world’s fifth largest retail investment market. Wealth is concentrated in the 50+ age group, with the younger generation of savers being typically less well-funded. In our target over-50 demographic, the population growth rate is almost double the growth rate of the UK population as a whole and while the introduction of pension freedom reforms in April 2015 has fundamentally changed the way in which individuals can access their savings to help fund their income in retirement, the need to accumulate savings remains unchanged. These radical changes, when combined with our trusted brand and product capabilities, provide new and significant opportunities for the profitable and capital efficient growth of our business in the UK.

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

In Asia, each Asian market has evolved its own regulatory regime depending on the heritage of the industry, experiences and developmental priorities. Regulators across the region are generally keen to promote the growth of the life insurance industry as they appreciate the social utility of providing financial security to individuals and the way insurers can channel unproductive cash savings into long-term investments in the economy. However, they are imposing higher standards on the industry and monitoring compliance more actively, with increasing focus on the quality of advice distributors provide and the suitability of the products offered. Although assessments of solvency can vary considerably market by market, there is increasing convergence on risk-based calculations.

In the US, in addition to the uneven economic conditions in 2015, the insurance industry continues to deal with an evolving regulatory landscape and a multitude of initiatives. Many of these initiatives began in response to the financial crisis over eight years ago and were focused on the broader financial services industry. Within the insurance industry, we continue to see changes in supervisory structures, new global group supervision and capital standards and a focus on the reduction of ‘systemic risk’. The US Department of Labor (DOL) has also introduced new fiduciary obligations for distributors of investment products of holders of regulated accounts.

The UK life and pensions industry continues to undergo significant change. When compared to 2012, the UK pensions industry today is almost unrecognisable. Three years of unprecedented regulatory change has resulted in a structural marketplace shift in how customers view retirement with consumers being given greater flexibility to access their pension savings in retirement. Customers are engaging more frequently with their providers and the demand for financial advice and guidance is increasing. Those companies who are well-known, financially strong and create products and services to match the pension freedom needs and expectations of customers will prosper.

Prudential is well placed in this evolving marketplace. This is evident in our new business profile relative to a few years ago. Where once bonds and annuities were the dominant components of new business, since the emergence of greater post ‘pension freedoms’ we have been writing more bond, ISA, pension saving and income drawdown business, and a significantly lower volume of annuity business, giving a better balance to our business portfolio.

Further details on the regulatory supervision which Prudential is subject to in the UK and internationally are provided in Item 4 ‘Information on the Company—Supervision and Regulation’.

Exchange rates

Due to the geographical diversity of Prudential’s businesses, it is subject to the risk of exchange rate fluctuations. Prudential’s international operations in Asia, the United States and Europe, which represent a significant proportion of total group income and expenses, generally write policies and invest in the same local currency, which although limiting the effect of exchange rate fluctuations on local operating results, can lead to fluctuations in Prudential’s consolidated financial information upon translation of results into pounds sterling. Please refer to Item 4 ‘Information on the Company—Business of Prudential—Group Risk Framework—Financial Risks—Foreign Exchange Risk’, Item 5 ‘Other results based information—Foreign currency source of IFRS key metrics’ and Notes C7.2, C7.3 and C7.4 to the consolidated financial statements in Item 18 for additional information on the impact of foreign currency fluctuations on the Group.

IFRS Critical Accounting Policies

Prudential’s discussion and analysis of its financial condition and results of operations are based upon Prudential’s consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB and as endorsed by the EU. EU-endorsed IFRS may differ from IFRS as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. As at 31 December 2015, there were no unendorsed standards effective for the three years ended 31 December 2015 affecting the consolidated financial information of Prudential and there were no differences between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to Prudential. Accordingly, Prudential’s financial information for the three years ended 31 December 2015 is prepared in accordance with IFRS as issued by the IASB. Prudential adopts mandatory requirements of new or altered EU-adopted IFRS standards when required, and may consider earlier adoption where permitted and appropriate in the circumstances.

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

C3.3(b)(ii)

Summary Consolidated Results and Basis of Preparation of Analysis

The following table shows Prudential’s consolidated total profit for the years indicated.

	Actual Exchange Rate
	Year Ended 31 December £m
	2015	2014	2013
Total revenue, net of reinsurance	41,305	60,126	52,375
Total charges, net of reinsurance	(38,222)	(57,275)	(50,440)
Share of profits from joint ventures and associates, net of related tax	238	303	147
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)*	3,321	3,154	2,082
Tax attributable to policyholders’ returns	(173)	(540)	(447)
Profit before tax attributable to shareholders	3,148	2,614	1,635
Tax charge	(742)	(938)	(736)
Less: tax attributable to policyholders’ returns	173	540	447
Tax charge attributable to shareholders’ returns	(569)	(398)	(289)
Profit for the year	2,579	2,216	1,346
*	This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders. This is principally because the corporate taxes of the Group include those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the profit before all taxes measure (which is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of the PAC with-profits fund after adjusting for taxes borne by policyholders) is not representative of pre-tax profits attributable to shareholders. See ‘Presentation of results before tax’ under IFRS Critical Accounting Policies section above for further explanation.

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

Explanation of Movements in Profits after Tax and Profits before Shareholder Tax by Reference to the Basis Applied for Segmental Disclosure

(a) Group overview

Profit for the year after tax for 2015 was £2,579 million compared to £2,216 million for 2014. The increase primarily reflects the movement in profit before tax attributable to shareholders, which increased from a profit of £2,614 million in 2014 to a profit of £3,148 million in 2015, which was partially offset by an increase in the tax charge attributable to shareholders from £398 million in 2014 to £569 million in 2015.

The increase in the total profit before tax attributable to shareholders from £2,614 million in 2014 to £3,148 million in 2015 reflects an improvement in operating profit based on longer-term investment returns from £3,186 million in 2014 to £4,007 million in 2015 and an unfavourable change in non-operating items of £287 million, from negative £572 million to negative £859 million. The increase of £821 million or 26 per cent in operating profit based on longer-term investments includes a positive exchange translation impact of £104 million. Excluding the currency volatility, on a constant exchange rate basis, the Group operating profit based on longer-term investment returns increased by £717 million or 22 per cent to £4,007 million, driven by the improved performance in our life operations in Asia, the US and the UK.

The increased charge for non-operating items of £287 million is primarily due to the unfavourable change in short-term fluctuations in investment returns from negative £574 million in 2014 to negative £737 million in 2015. In addition, in 2014, the Group sold its 25 per cent equity stake in the PruHealth and PruProtect businesses resulting in a profit on disposal of £86 million recorded as a non-operating item.

During 2015, investment markets have remained volatile, reflecting growing concerns on the outlook for global growth, the consequences of monetary policy actions and unease caused by the steep decline in commodities prices. The fourth quarter in particular saw weakening equity markets and widening credit spreads across most of the major global economies. Although we have taken steps to reduce the investment market sensitivity of our earnings and balance sheet in recent years, we remain significant long-term holders of financial assets. Short-term fluctuations in the value of these assets are reported outside the operating result, which is based on longer-term assumptions for investment returns.

Currency values in the countries in which we operate have also fluctuated in the course of 2015. As a significant proportion of our earnings and capital is US dollar denominated, the weaker sterling benefited our reported results, shareholders’ equity and solvency.

The effective rate of tax at the total profit level was 18 per cent in 2015 compared to 15 per cent in 2014. The increased rate principally reflects a larger overall contribution to the total profit from Jackson which attracts a higher rate of tax than other operations. Further details are provided in note B5 to the consolidated financial statements in Item 18.

Profit for the year after tax for 2014 was £2,216 million compared to £1,346 million for 2013. The increase primarily reflected the movement in profit before tax attributable to shareholders, which increased from 1,635 million in 2013 to a profit of £2,614 million in 2014, which was partially offset by an increase in the tax charge attributable to shareholders from £289 million in 2013 to £398 million in 2014.

The increase in the total profit before tax attributable to shareholders from £1,635 million in 2013 to £2,614 million in 2014 reflected an improvement in operating profit based on longer-term investment returns from £2,954 million in 2013 to £3,186 million in 2014 and a favourable change in non-operating items of £747 million from negative £1,319 million to negative £572 million. The increase of £232 million or 8 per cent in operating profit based on longer-term investments included a negative exchange translation impact of £167 million. Excluding the currency volatility, on a constant exchange rate basis, the Group operating profit based on longer-term investment returns increased by £399 million or 14 per cent, to £3,186 million, which was driven by the broad-based improvement in profitability in all four of our business operations in Asia, the US, UK life and M&G.

The improvement in non-operating items of £747 million from 2013 to 2014 was primarily due to the favourable change in short-term fluctuations in investment returns, from negative £1,110 million in 2013 to negative £574 million in 2014 and no loss attaching to the held-for-sale Japan Life business in compared to a loss of £102 million in 2013. This improvement of £747 million in non-operating items also included an IFRS profit on disposal of PruHeatlh and PruProtect businesses of £86 million in 2014 and a positive exchange translation impact of £64 million. During 2014, the performance of the equity markets in the countries that we operate in was broadly positive. Further, most markets experienced a significant decline in 10-year bond yields during 2014, largely reversing the increases seen in 2013.

The effective rate of tax at the total profit level was 15 per cent in 2014, compared to 18 per cent in 2013. The reduced rate was principally due the negative impact of the sale of Japan Life on the full year Asia 2013 tax rate, the combination of a favourable deduction in respect of portfolio dividends received in Variable Annuity business and the impact of tax relief on negative net unrealised value movement on derivatives held to manage the Group’s exposure to market movements, following rises in equity values in the US, and the absence of the restatement of deferred tax balances in 2013 to reflect the reduction in the main rate of UK corporate tax. Further details are provided in note B5 to the consolidated financial statements in Item 18.

(b) Summary by business segment and geographical region

The Group’s operating segments as determined under IFRS 8 are insurance operations split by territories in which the Group conducts business, which are Asia, the United States and the United Kingdom, and asset management operations split into M&G, which is the Group’s UK and European asset management business, Eastspring Investments, which is the Asian asset management business and the US broker-dealer and asset management business.

The following table shows Prudential’s IFRS consolidated total profit (loss) for the years indicated presented by summary business segment and geographic region. The accounting policies applied to the segments below are the same as those used in the Group’s consolidated accounts.

	Year ended 31 December 2015 £m
	Asia	US	UK	Unallocated corporate**	Total
Insurance operations	871	963	872	-	2,706
Asset management*	101	7	323	-	431
Total profit attributable to the segments	972	970	1,195	-	3,137
Unallocated corporate	-	-	-	(558)	(558)
Total profit (loss) for the year	972	970	1,195	(558)	2,579

	Year ended 31 December 2014 £m (AER)
	Asia	US	UK+	Unallocated corporate**	Total
Insurance operations	1,048	249	1,050	-	2,347
Asset management*	78	6	372	-	456
Total profit attributable to the segments	1,126	255	1,422	-	2,803
Unallocated corporate	-	-	-	(587)	(587)
Total profit (loss) for the year	1,126	255	1,422	(587)	2,216

	Year ended 31 December 2013 £m (AER)
	Asia	US	UK+	Unallocated corporate**	Total
Insurance operations	540	452	374	-	1,366
Asset management*	64	39	363	-	466
Total profit attributable to the segments	604	491	737	-	1,832
Unallocated corporate	-	-	-	(486)	(486)
Total profit (loss) for the year	604	491	737	(486)	1,346

* For the US, including the broker-dealer business.

** Representing central operations.

+ Includes the results of the sold PruHealth and PruProtect businesses

Profit from insurance operations

Total profit from insurance operations in 2015 was £2,706 million compared to £2,347 million in 2014 and £1,366 million in 2013. All of the profits from insurance operations in 2015, 2014 and 2013 were from continuing operations. The movement in profits for insurance operations can be summarised as follows:

	Year Ended 31 December £m
	2015	2014	2013
Profit before shareholder tax	3,310	2,798	1,687
Shareholder tax	(604)	(451)	(321)
Profit after tax	2,706	2,347	1,366

The increase of £512 million in profit before tax attributable to shareholders, from £2,798 million in 2014 to £3,310 million in 2015 is primarily driven by an increase in operating profit based on longer-term investment returns of £821 million. This increase offset by an increased loss in non-operating losses of £287 million, from a loss of £572 million in 2014 to a loss of £859 million in 2015. The increase of £821 million in operating profit based on longer-term investments includes a positive exchange translation impact of £104 million. The increase in operating profit based on longer-term investment returns reflects the growth in the scale of the insurance operations, driven primarily by positive business inflows.

The effective shareholder tax rate on profits from insurance operations increased to 18 per cent in 2015 compared to 16 per cent in 2014. The increased rate reflects a larger overall contribution to the total profit from Jackson which attracts a higher rate of tax. Further details are included in Note B5 to the financial statements at item 18.

The increase of £1,111 million in profit before tax attributable to shareholders, from £1,687 million in 2013 to a profit of £2,798 million in 2014, was primarily driven by an increase in operating profit based on longer-term investment returns of £278 million and an improvement in non-operating items of £833 million, reducing the non-operating loss from £1,292 million in 2013 to a loss of £459 million in 2014. The increase of £278 million in operating profit based on longer-term investments included a negative exchange translation impact of £158 million. The increase in operating profit based on longer-term investment returns reflected the growth in the scale of the insurance operations, driven primarily by positive business inflows.

The effective shareholder tax rate on profits from insurance operations decreased from 19 per cent in 2013 to 16 per cent in 2014. The reduced rate was principally due to the negative impact of the sale of Japan Life on the full year 2013 tax rate, the combination of a favourable deduction in respect of portfolio dividends received in Variable Annuity business and the impact of tax relief on negative net unrealised value movement on derivatives held to manage the Group’s exposure to market movements following rises in equity values and the absence of the change in deferred tax balances in 2013 to reflect the reduction in the main rate of UK corporate tax. Further details are included in Note B5 to the financial statements at item 18.

In order to understand how Prudential’s results are derived it is necessary to understand how profit emerges from its business. This varies from region to region, primarily due to differences in the nature of the products and regulatory environments in which Prudential operates.

Asia

Basis of profits

The assets and liabilities of contracts classified as insurance under IFRS 4 are determined in accordance with methods prescribed by local GAAP and adjusted to comply, where necessary, with grandfathered UK GAAP. Under IFRS 4, subject to the conditions of that standard, the continued application of grandfathered UK GAAP in this respect is permitted.

For Asia operations in countries where local GAAP is not well established and in which the business is primarily non-participating and linked business, the measurement of the insurance assets and liabilities is determined substantially by reference to US GAAP principles. This basis is applied in India, Taiwan and, until its sale in 2015, Japan. For with-profits business in Hong Kong, Singapore and Malaysia, the basis of profit recognition is bonus driven as described under ‘United Kingdom—Basis of Profits’ below.

Comparison of total profit arising from Asia insurance operations

The following table shows the movement in profit arising from Asia insurance operations for the years indicated.

	Year Ended 31 December £m
	2015	2014	2013
Profit before shareholder tax	1,036	1,220	688
Shareholder tax	(165)	(172)	(148)
Profit after tax	871	1,048	540

The decrease of £184 million from the profit before tax attributable to shareholders in 2014 of £1,220 to a profit of £1,036 million in 2015 primarily reflects adverse change in non-operating items of £343 million, which was partially offset by an increase of £159 million in operating profit based on longer-term investment. The increase of £159 million in operating profit based on longer-term investments includes a negative exchange translation impact of £10 million. Excluding the currency volatility, Asia insurance operations operating profit based on longer-term investment returns was up 16 per cent on a constant exchange basis driven by the contribution from the in-force business, reflecting both its larger scale and our regular premium health and protection oriented focus.

The change of £343 million from a non-operating profit of £170 million in 2014 to a non-operating loss of £173 million in 2015 was primarily due to adverse changes in the short-term fluctuations in investment returns of £297 million and a recycled £46 million cumulative exchange loss related to the sale of Japan Life business in 2015. The adverse change of £343 million in 2015 in non-operating items includes a negative exchange translation impact of £11 million. The negative short-term fluctuations in investment returns primarily reflect net unrealised losses on fixed income securities, primarily due to rises in bond yields.

The effective shareholder tax rate increased to 16 per cent in 2015 compared to 14 per cent in 2014, with the movement principally due to an increase in losses arising in the current year for which no deferred tax asset has been recognised.

The increase of £532 million from the profit before tax attributable to shareholders in 2013 of £688 million to a profit of £1,220 million in 2014 primarily reflected an increase of £49 million in operating profit based on longer term investment and a positive change in non-operating items of £483 million. The increase of £49 million in operating profit based on longer-term investments included a negative exchange translation impact of £96 million. Excluding the currency volatility, Asia insurance operations operating profit based on longer-term investment returns was up 16 per cent on a constant exchange basis, driven by the increasing scale of the in force book and our regular premium health and protection oriented product focus.

The change of £483 million from a non-operating loss of £313 million in 2013 to a non-operating profit of £170 million in 2014 arose from an improvement in the short-term fluctuations in investment returns of £382 million, no loss attaching to the held-for-sale Japan Life business in 2014 (2013: £102 million) and an adverse change of £1 million in other non-operating items. The positive change of £483 million in 2014 in non-operating items included a positive exchange translation impact of £28 million. The positive short-term fluctuations in investment returns primarily reflected net unrealised movement in bond holdings following falls in bond yields across the region during 2014.

The effective shareholder tax rate changed from 22 per cent in 2013 to 14 per cent in 2014, with the movement principally due to the negative impact of the sale of Japan Life on the full year 2013 tax rate.

United States

Basis of profits

The operating profit on Jackson’s business predominantly arises from fee income on variable annuity business, spread income from interest sensitive products, such as fixed annuities and institutional products and insurance margin, net of expenses measured on a US GAAP basis. In addition, the profit (including non-operating item) in any period include the incidence of gains and losses (including impairment) on assets classified as available-for-sale, fair value movements on derivatives and securities classified as fair valued through profit and loss and value movements on product guarantees.

Comparison of total profit arising from US insurance operations

The following table shows the movement in profit arising from US insurance operations for the years indicated.

	Year Ended 31 December £m
	2015	2014	2013
Profit before shareholder tax	1,199	257	553
Shareholder tax	(236)	(8)	(101)
Profit after tax	963	249	452

The £942 million increase in profit before tax attributable to shareholders in 2015 against 2014, is primarily due to an increase of £260 million in operating profit based on longer-term investment returns to £1,691 million, together with a decrease in the non-operating loss, which fell by £682 million to £492 million.

The increase of £260 million in operating profit based on longer term investment returns includes a positive translation impact of £112 million. Excluding the currency volatility, the increase in operating profit based on longer-term investment return in 2015 on a constant exchange rate basis compared to 2014 was £148 million or 10 per cent primarily as a result of an increase in fee income, which is now the US operations’ main income source, and efficient management of costs.

The decrease in non-operating loss was mainly driven by a favourable change in short-term fluctuations in investment returns of £679 million, which decreased by £679 million from a £1,103 million loss in 2014 to a loss of £424 million in 2015. The positive movement in short-term fluctuations in investment returns mainly reflects the net value movement on the guarantees offered by Jackson and the associated derivatives held to manage market exposures, as described further in the “Charges for short-term fluctuations in investment returns” section below.

The effective tax rate on profits from US operations increased to 20 per cent in 2015 from 3 per cent in 2014 principally due to the absence of tax relief on the negative net unrealised value movement on derivatives held to manage the Group’s exposure to market movements following rises in equity values in 2014. The S&P index ended 2015 roughly in line with year end 2014 levels.

The £296 million decrease in profit before tax attributable to shareholders in 2014 against 2013 was primarily due to an increase of £188 million in operating profit based on longer term investment returns to £1,431 million, which was more than offset by an adverse change in non-operating loss of £484 million.

The increase of £188 million in operating profit based on longer term investment returns in 2014 against 2013 included a negative translation impact of £62 million. Excluding the currency volatility, the increase in operating profit based on longer-term investment return in 2014 on a constant exchange rate basis compared to 2013 was £250 million, or 21 per cent, primarily driven by increased fee income reflecting the growth in average separate account assets.

The increase in non-operating loss was mainly driven by an adverse change in short-term fluctuations in investment returns of £478 million, increasing the loss from £625 million in 2013 to a loss of £1,103 million in 2014. The negative movement in short-term fluctuations in investment returns mainly reflected the net value movement on the guarantees offered by Jackson and the associated derivatives held to manage market exposures, as described further in the “Charges for short-term fluctuations in investment returns” section below.

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

For with-profits business (including non-participating business owned by the PAC with-profits fund), adjustments to liabilities and any related tax effects are recognised in the income statement. However, except for any impact on the annual declaration of bonuses, shareholder profit for with-profits business is unaffected. This is because IFRS basis profits for the with-profits business, which are determined on the same basis as on grandfathered UK GAAP, solely reflect one-ninth of the cost of bonuses declared for the year. Further details on the determination of the bonuses (‘regular’ and ‘final’) are provided in note C4.2(c)(i) to the consolidated financial statements in Item 18.

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

Comparison of total profit arising from UK insurance operations

The following table shows the movement in profit arising from UK insurance operations for the years indicated.

	Year Ended 31 December £m
	2015	2014	2013
Profit before shareholder tax	1,075	1,321	446
Shareholder tax	(203)	(271)	(72)
Profit after tax	872	1,050	374

Profit after tax from UK insurance operations of £872 million in 2015 is £178 million lower than the £1,050 million in 2014.

The decrease in profit before tax attributable to shareholders of £246 million to £1,075 million in 2015 was driven by an increase of £419 million in operating profit based on longer term investments return, which was more than offset by an adverse movement in the short-term fluctuations in investment returns for shareholder-backed business of £584 million from £464 million gain in 2014 to £120 million loss in 2015 and an adverse movement of £81 million in the other non-operating items.

The £419 million, or 54 per cent, increase in operating profit based on longer-term investment returns was driven by our focused approach on active management of our in-force portfolio and the positive impact of specific management actions taken to position the balance sheet more efficiently under the new Solvency II regime. Operating profit based on longer term investment returns included general insurance commissions of £28 million in 2015 compared with £24 million for 2014.

The adverse short term fluctuations in investment returns of £120 million include net unrealised movements on fixed income assets supporting the capital of the shareholder-backed annuity business. The adverse movement in other non-operating items of £81 million was primarily due to the one-off gain of £86 million arising from the sale of UK insurance operation’s 25 per cent equity stake in PruHealth and PruProtect businesses in 2014.

The effective shareholder tax rate on profits from UK insurance operations decreased to 19 per cent compared to 21 per cent for 2014, principally due to the change in the deferred tax balances in 2015 to reflect the reduction in the main rate of UK corporate tax in 2017 and 2020.

Profit after tax from UK insurance operations of £1,050 million in 2014 was £676 million higher than the £374 million in 2013.

The increase in profit before tax attributable to shareholders of £875 million to £1,321 million in 2014 was driven by an increase of £41 million in operating profit based on longer-term investments return, combined with an improvement in the short-term fluctuations in investment returns for shareholder-backed business of £718 million and a favourable change in other non-operating items of £116 million. The favourable change in the UK insurance non-operating items in 2014 includes a one-off gain of £86 million arising from the sale of UK insurance operation’s 25 per cent equity stake in PruHealth and PruProtect businesses.

The £41 million, or 6 per cent increase in operating profit based on longer-term investment returns in 2014 against 2013 was principally driven by a £105 million profit contribution from bulk annuity transactions (2013: £25 million), partially offset by a £53 million decline in profit from new retail annuity sales which was affected by the UK market reforms announced in March 2014. Operating profit based on longer-term investment returns included general insurance commissions of £24 million in 2014 compared with £29 million for 2013. The positive short-term fluctuations in investment returns of £464 million includes net unrealised movements on fixed income assets supporting the capital of the shareholder-backed annuity business.

The effective shareholder tax rate on profits from UK insurance operations for 2014 of 21 per cent compares with the effective tax rate of 16 per cent in 2013, principally due to the absence of the restatement of deferred tax balances in 2013 to reflect the reduction in the main rate of UK corporate tax.

Profit from asset management

The following table shows the movement in profits from asset management for the years indicated.

	Year Ended 31 December £m
	2015	2014	2013
Profit before shareholder tax	522	573	596
Shareholder tax	(91)	(117)	(130)
Profit after tax	431	456	466

Total profit from asset management decreased from £456 million in 2014 to £431 million in 2015. The decrease of £51 million in profit before shareholder tax in 2015 compared to 2014 resulted mainly from a decrease for Prudential Capital of £62 million from a profit of £17 million in 2014 to a loss of £45 million in 2015. Further, the M&G profit before shareholder tax decreased by £13 million. These decreases were partially offset by an increase in the profit before shareholder tax for Eastspring Investments of £25 million from £90 million to £115 million.

The £62 million decrease in the profit before shareholder tax of Prudential Capital in 2015 reflected a decrease of £23 million in operating profit based on longer-term investment returns and an adverse change in short-term fluctuations in investment returns of £39 million. During 2015, we started to refocus activity away from revenue generation towards internal treasury services and this reprioritisation will continue into 2016.

The effective tax rate on profits from asset management operations decreased to 17 per cent in 2015 from 20 per cent in 2014, principally due to an increase in the proportion of income received which is not subject to tax or taxed at a concessionary rate and a reduction in the main rate of UK corporate tax that affects M&G and Prudential Capital.

Total profit from asset management decreased from £466 million in 2013 to £456 million in 2014. The decrease of £23 million in profit before shareholder tax in 2014 compared to 2013 resulted mainly from a decrease for US broker-dealer and asset management operations of £47 million (from £59 million in 2013 to £12 million in 2014) and a decrease for Prudential Capital of £52 million (from £69 million in 2013 to £17 million in 2014). These decreases were partially offset by an increase in profit before shareholder tax for M&G of £60 million from £394 million in 2013 to £454 million in 2014 and an increase in profit before shareholder tax for Eastspring Investments of £16 million from £74 million to £90 million.

The £60 million increase in the profit before shareholder tax of M&G in 2014 primarily reflected an increase of £51 million in operating profit based on longer-term investment returns to £446 million. The £52 million decrease in the profit before shareholder tax of Prudential Capital in 2014 primarily reflected an adverse change in short-term fluctuations in investment returns of £48 million.

The £16 million increase in profit before tax attributable to shareholders for Eastspring Investments in 2014 included a negative exchange translation impact of £6 million. Excluding the currency volatility, the increase in £22 million, or 32 per cent, reflected the benefit of higher average funds under management. The decrease in US broker-dealer and asset management operations of £47 million followed a provision related primarily to the potential refund of certain fees by Curian.

The effective shareholder tax rate on profits from asset management operations for 2014 of 20 per cent compared with the effective tax rate of 22 per cent in 2013, principally due to a reduction in the main rate of UK corporate tax.

Unallocated corporate result

The following table shows the movement in the unallocated corporate result for the years indicated.

	Year Ended 31 December £m
	2015	2014	2013
Loss before shareholder tax	(684)	(757)	(648)
Shareholder tax	126	170	162
Loss after tax	(558)	(587)	(486)

Total net charges for unallocated corporate activity decreased by £29 million in 2015 from £587 million in 2014 to £558 million in 2015.

The loss before shareholder tax decreased by £73 million from £757 million in 2014 to £684 million in 2015. Net other expenditure (including restructuring and Solvency II implementation costs) increased by £14 million from £661 million in 2014 to £675 million in 2015. This was more than offset by a favourable change of £87 million in short-term fluctuations in investment returns from a loss of £96 million in 2014 to a loss of £9 million in 2015.

The effective tax credit on unallocated corporate result changed to 18 per cent at 2015 from 22 per cent at 2014, with 2014 benefiting from the release of provisions no longer required.

Total net charges for unallocated corporate activity increased by £101 million from £486 million in 2013 to £587 million in 2014.

The loss before shareholder tax increased by £109 million from £648 million in 2013 to £757 million in 2014. Net other expenditure (including restructuring and Solvency II implementation costs) increased by £62 million from £599 million in 2013 to £661 million in 2014. This was combined with an adverse change of £47 million in short-term fluctuations in investment returns from a loss of £49 million in 2013 to a loss of £96 million in 2014.

The effective tax credit on unallocated corporate result changed from 25 per cent at 2013 to 22 per cent at 2014, reflecting a release of provisions no longer required.

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

The Group’s operating segments, determined in accordance with IFRS 8 ‘Operating Segments’, are as follows:

Insurance operations:	Asset management operations:
– Asia	– Eastspring Investments
– US (Jackson)	– US broker-dealer and asset management
– UK	– M&G – Prudential Capital

The Group’s operating segments are also its reportable segments for the purposes of internal management reporting. Prior to 2015, the Group incorporated Prudential Capital into the M&G operating segment for the purposes of segment reporting. To better reflect the economic characteristics of the two businesses, the Group has in 2015 made a change to present Prudential Capital as a separate reportable segment rather than aggregating this segment within M&G. The change to present Prudential Capital as a separate reportable segment is reflected in our consolidated financial statements and has been applied retrospectively.

The performance measure of operating segments utilised by the Company is IFRS operating profit attributable to shareholders based on longer-term investment returns, as described below. This measurement basis distinguishes operating profit based on long-term investment returns from other constituents of the total profit as follows:

•	Short-term fluctuations in investment returns on shareholder-backed business*;
•	Gain on the sale of the Group’s stake in the PruHealth and PruProtect businesses in 2014;
•	Amortisation of acquisition accounting adjustments arising on the purchase of business. This comprises principally the charge for the adjustments arising on the purchase of REALIC in 2012;
•	The recycling of the cumulative exchange translation loss on the sold Japan life business from other comprehensive income to the income statement in 2015. See note D1 to the financial statements at item 18 for further details;
•	The costs associated with the domestication of the Hong Kong branch which became effective on 1 January 2014; and
•	Loss in 2013 attaching to the held for sale Japan life business. See note D1 to the financial statements at item 18 for further details.

Segment results that are reported to the Group Executive Committee include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are mainly in relation to the Group Head Office and the Asia Regional Head Office.

*	Including the impact of short-term market effects on the carrying value of Jackson guarantee liabilities and related derivatives as explained below.

Determination of operating profit based on longer-term investment returns for investment and liability movements:

(a)	General principles

(i)	UK style with-profits business

The operating profit based on longer-term returns reflects the statutory transfer gross of attributable tax. Value movements in the underlying assets of the with-profits funds do not affect directly the determination of operating profit.

(ii)	Unit-linked business

The policyholder unit liabilities are directly reflective of the underlying asset value movements. Accordingly, the operating results based on longer-term investment returns reflect the current period value movements in both the unit liabilities and the backing assets.

(iii)	US variable annuity and fixed index annuity business

This business has guarantee liabilities which are measured on a combination of fair value and other US GAAP derived principles. These liabilities are subject to an extensive derivative programme to manage equity and, with those of the general account, interest rate exposures. The principles for determination of the operating profit and short-term fluctuations are necessarily bespoke, as discussed in section (c) below.

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

However, some types of business movements in liabilities do require bifurcation to ensure that at the net level (ie after allocated investment return and charge for policyholder benefits) the operating result reflects longer-term market returns.

Examples of where such bifurcation is necessary are in Hong Kong and for UK shareholder-backed annuity business, as explained in sections b(i) and d(i), respectively.

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

At 31 December 2015, the level of unamortised interest-related realised gains and losses related to previously sold bonds for the Group was a net gain of £567 million (2014: £467 million; 2013: £461 million).

Equity-type securities

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

Equity-type securities

For Asia insurance operations, investments in equity securities held for non-linked shareholder-financed operations amounted to £840 million as at 31 December 2015 (2014: £932 million; 2013: £571 million). The rates of return applied in the years 2015, 2014 and 2013 ranged from 2.73 per cent to 13.75 per cent with the rates applied varying by territory. These rates are determined after consideration by the Group’s in-house economists of long-term expected real government bond returns, equity risk premium and long-term inflation. These rates are broadly stable from period to period but may be different between countries reflecting, for example, differing expectations of inflation in each territory. The assumptions are for returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations.

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

(ii)	US variable and fixed index annuity business

The following value movements for Jackson’s variable and fixed index annuity business are excluded from operating profit based on longer-term investment returns. See note B1.2 note (ii) to the consolidated financial statements in Item 18:

•	Fair value movements for equity-based derivatives;
•	Fair value movements for embedded derivatives for the ‘not for life’ portion of Guaranteed Minimum Withdrawal Benefit and fixed index annuity business, and Guaranteed Minimum Income Benefit reinsurance (see below);
•	Movements in the accounts carrying value of Guaranteed Minimum Death Benefit and the ‘for life’ portion of Guaranteed Minimum Withdrawal Benefits and Guaranteed Minimum Income Benefit liabilities, for which, under the ‘grandfathered’ US GAAP applied under IFRS for Jackson’s insurance assets and liabilities, the measurement basis gives rise to a muted impact of current period market movements;
•	A portion of the fee assessments as well as claim payments, in respect of guarantee liabilities; and
•	Related amortisation of deferred acquisition costs for each of the above items.

Embedded derivatives for variable annuity guarantee minimum income benefit

The Guaranteed Minimum Income Benefit liability, which is essentially fully reinsured, subject to a deductible and annual claim limits, is accounted for in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Subtopic 944-80 Financial Services—Insurance—Separate Accounts (formerly SOP 03-1) under IFRS using ‘grandfathered’ US GAAP. As the corresponding reinsurance asset is net settled, it is considered to be a derivative under IAS 39, ‘Financial Instruments: Recognition and Measurement’, and the asset is therefore recognised at fair value. As the Guaranteed Minimum Income Benefit is economically reinsured, the mark to market element of the reinsurance asset is included as a component of short-term fluctuations in investment returns.

(iii)	Other derivative value movements

The principal example of non-equity based derivatives (for example, interest rate swaps and swaptions) whose value movements are excluded from operating profit, arises in Jackson. Non-equity based derivatives are primarily held by Jackson as part of a broadly-based hedging programme for features of Jackson’s bond portfolio (for which value movements are booked in the statement of comprehensive income rather than the income statement), product liabilities (for which US GAAP accounting as ‘grandfathered’ under IFRS 4 does not fully reflect the economic features being hedged), and the interest rate exposure attaching to equity-based embedded derivatives.

(iv)	Other US shareholder-financed business

Debt securities

Jackson is the shareholder-backed operation for which the distinction between impairment losses and interest-related realised gains and losses is in practice relevant to a significant extent. Jackson has used the ratings by Nationally Recognised Statistical Ratings Organisations (NRSRO) or ratings resulting from the regulatory ratings detail issued by the National Association of Insurance Commissioners (NAIC) developed by external third parties such as BlackRock Solutions to determine the average annual risk margin reserve to apply to debt securities held to back general account business. Debt securities held to back separate account and reinsurance funds withheld are not subject to risk margin reserve charge. Further details of the risk margin reserve charge, as well as the amortisation of interest-related realised gains and losses, for Jackson are shown in note B1.2 to the consolidated financial statements in Item 18.

Equity-type securities

As at 31 December 2015, the equity-type securities for US insurance non-separate account operations amounted to £1,004 million (2014: £1,094 million; 2013: £1,118 million). For these operations, the longer-term rates of return for income and capital applied in 2015 and 2014, which reflect the combination of the average risk-free rates over the period and appropriate risk premiums are as follows:

	2015	2014	2013
Equity-type securities such as common and preferred stock and portfolio holdings in mutual funds	5.7% to 6.4%	6.2% to 6.7%	5.7% to 6.8%
Other equity-type securities such as investments in limited partnerships and private equity funds	7.7% to 8.4%	8.2% to 8.7%	7.7% to 9.0%

(d)	UK Insurance operations

(i)	Shareholder-backed annuity business

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

Reconciliation of total profit (loss) by business segment and geography to IFRS operating profit based on longer-term investment returns

Analysis of IFRS operating profit based on longer-term investment returns and IFRS total profit

A reconciliation of profit (loss) before tax (including tax attributable to policyholders’ returns) to profit (loss) before tax attributable to shareholders and profit for the year is shown below.

IFRS Profit
		AER	CER*	AER	CER**
	2015 £m	2014 £m	2014 £m	2013 £m	2013 £m
Operating profit before tax
Long-term business:
Asia	1,209	1,050	1,040	1,001	905
US	1,691	1,431	1,543	1,243	1,181
UK***	1,167	729	729	695	695
Long-term business operating profit	4,067	3,210	3,312	2,939	2,781
UK general insurance commission(iii)	28	24	24	29	29
Asset management business:
M&G	442	446	446	395	395
Prudential Capital	19	42	42	46	46
Eastspring Investments	115	90	91	74	68
US broker-dealer and asset management	11	12	13	59	56
	4,682	3,824	3,928	3,542	3,375
Other income and expenditure	(617)	(619)	(619)	(558)	(558)
Solvency II implementation costs	(43)	(28)	(28)	(29)	(29)
Restructuring costs	(15)	(14)	(14)	(12)	(12)
Result of the sold PruHealth and PruProtect businesses***	-	23	23	11	11
Total IFRS basis operating profit based on longer-term investment returns(i)	4,007	3,186	3,290	2,954	2,787
Short-term fluctuations in investment returns:
Insurance operations	(663)	(461)	(537)	(1,083)	(1,036)
Other operations	(74)	(113)	(113)	(27)	(27)
Total short-term fluctuations in investment returns	(737)	(574)	(650)	(1,110)	(1,063)
Amortisation of acquisition accounting adjustments	(76)	(79)	(85)	(72)	(68)
Gain on sale of PruProtect and PruHealth	-	86	86	-	-
Cumulative exchange loss on sold the Japan life business recycled from other comprehensive income	(46)	-	-	-	-
Loss attaching to held for sale Japan life business	-	-	-	(102)	(89)
Cost of domestication of Hong kong branch	-	(5)	(5)	(35)	(35)
Profit before tax attributable to shareholders	3,148	2,614	2,636	1,635	1,532
Tax charge attributable to shareholders’ returns	(569)	(398)	(396)	(289)	(262)
Profit for the year attributable to equity holders of Prudential	2,579	2,216	2,240	1,346	1,270
*	For 2014, the CER results were calculated using the 2015 average exchange rates.
**	For 2013, the CER results were calculated using the 2014 average exchange rates.
***	In order to show the UK long-term business on a comparable basis, the 2014 and 2013 comparative results excluded the contribution from the sold PruHealth and PruProtect businesses

Notes

(i)	The Group provides supplementary analysis of IFRS profit before tax attributable to shareholders so as to distinguish operating profit based on longer-term investment returns from other elements of total profit. Operating profit based on longer-term investment returns is the basis on which management regularly reviews the performance of Prudential’s segments as defined by IFRS 8. Further discussion on the determination of operating profit based on longer-term investment returns is provided in B1.3 to the consolidated financial statements in Item 18 and section (c) “Additional explanation of performance measures and analysis of consolidated results by business segment and geographical region” above.
(ii)	The results of the Group’s long-term business operations are affected by changes to assumptions, estimates and bases of preparation. Where applicable, these are described in note B4 to the consolidated financial statements in Item 18.
(iii)	UK operations transferred its general insurance business to Churchill in 2002, with general insurance commission representing the commission received net of expenses for Prudential-branded general insurance products as part of this arrangement. Restructuring costs are incurred in the UK and represent one-off expenses incurred in securing expense savings.

(iv)	Short-term fluctuations in investment returns on shareholder-backed business comprise:

	2015 £m	2014 £m	2013 £m
Insurance operations:
Asia	(119)	178	(204)
US	(424)	(1,103)	(625)
UK	(120)	464	(254)
Other operations	(74)	(113)	(27)
Total	(737)	(574)	(1,110)

Further details on the short-term fluctuations in investment returns are provided below under ‘Charge for short-term fluctuations in investment returns’ and also in note B1.2 in the consolidated financial statements in Item 18.

Reconciliation of IFRS operating profit based on longer-term investment returns to IFRS total profit

The following tables reconcile Prudential’s operating profit based on longer-term investment returns to Prudential’s total profit after tax for the years indicated.

	2015 £m
	Insurance operations			Asset management
	Asia	US	UK	M&G	Prudential Capital	US	Eastspring Investments	Total segment	Unallo- cated to a segment (central operations)	Group total
Operating profit (loss) based on longer-term investment returns	1,209	1,691	1,195	442	19	11	115	4,682	(675)	4,007
Short-term fluctuations in investment returns on shareholder-backed business	(119)	(424)	(120)	(1)	(64)	-	-	(728)	(9)	(737)
Amortisation of acquisition accounting adjustments	(8)	(68)	-	-	-	-	-	(76)	-	(76)
Cumulative exchange loss on the sold Japan life business	(46)	-	-	-	-	-	-	(46)	-	(46)
Profit (loss) before tax attributable to shareholders	1,036	1,199	1,075	441	(45)	11	115	3,832	(684)	3,148
Tax attributable to shareholders										(569)
Profit for the year										2,579
	2014 £m (AER)
	Insurance operations			Asset management
	Asia	US	UK***	M&G	Prudential Capital	US	Eastspring Investments	Total segment	Unallo- cated to a segment (central operations)	Group total
Operating profit based on longer-term investment returns	1,050	1,431	776	446	42	12	90	3,847	(661)	3,186
Short-term fluctuations in investment returns on shareholder-backed business	178	(1,103)	464	8	(25)	-	-	(478)	(96)	(574)
Amortisation of acquisition accounting adjustments	(8)	(71)	-	-	-	-	-	(79)	-	(79)
Gain on sale of PruHealth and PruProtect	-	-	86	-	-	-	-	86	-	86
Costs of domestication of Hong Kong branch	-	-	(5)	-	-	-	-	(5)	-	(5)
Profit (loss) before tax attributable to shareholders	1,220	257	1,321	454	17	12	90	3,371	(757)	2,614
Tax attributable to shareholders										(398)
Profit for the year										2,216

	2014 £m (CER)*
	Insurance operations			Asset management
	Asia	US	UK***	M&G	Prudential Capital	US	Eastspring Investments	Total segment	Unallo- cated to a segment (central operations)	Group total
Operating profit (loss) based on longer-term investment returns	1,040	1,543	776	446	42	13	91	3,951	(661)	3,290
Short-term fluctuations in investment returns on shareholder-backed business	188	(1,189)	464	8	(25)	-	-	(554)	(96)	(650)
Amortisation of acquisition accounting adjustments	(9)	(76)	-	-	-	-	-	(85)	-	(85)
Loss attaching to held for sale Japan life business	-	-	86	-	-	-	-	86	-	86
Costs of domestication of Hong Kong branch	-	-	(5)	-	-	-	-	(5)	-	(5)
Profit (loss) before tax attributable to shareholders	1,219	278	1,321	454	17	13	91	3,393	(757)	2,636
Tax attributable to shareholders										(396)
Profit for the year										2,240

	2013 £m (AER)
	Insurance operations			Asset management
	Asia	US	UK***	M&G	Prudential Capital	US	Eastspring Investments	Total segment	Unallo- cated to a segment (central operations)	Group total
Operating profit based on longer-term investment returns	1,001	1,243	735	395	46	59	74	3,553	(599)	2,954
Short-term fluctuations in investment returns on shareholder-backed business	(204)	(625)	(254)	(1)	23	-	-	(1,061)	(49)	(1,110)
Amortisation of acquisition accounting adjustments	(7)	(65)	-	-		-	-	(72)	-	(72)
Loss attaching to held for sale Japan life business	(102)	-	-	-		-	-	(102)	-	(102)
Costs of domestication of Hong Kong branch	-	-	(35)	-		-	-	(35)	-	(35)
Profit (loss) before tax attributable to shareholders	688	553	446	394	69	59	74	2,283	(648)	1,635
Tax attributable to shareholders										(289)
Profit for the year										1,346

	2013 £m (CER)**
	Insurance operations			Asset management
	Asia	US	UK***	M&G	Prudential Capital	US	Eastspring Investments	Total segment	Unallo- cated to a segment (central operations)	Group total
Operating profit based on longer-term investment returns	905	1,181	735	395	46	56	68	3,386	(599)	2,787
Short-term fluctuations in investment returns on shareholder-backed business	(189)	(593)	(254)	(1)	23	-	-	(1,014)	(49)	(1,063)
Amortisation of acquisition accounting adjustments	(7)	(61)	-	-		-	-	(68)	-	(68)
Loss attaching to held for sale Japan life business	(89)	-	-	-		-	-	(89)	-	(89)
Costs of domestication of Hong Kong branch	-	-	(35)	-		-	-	(35)	-	(35)
Profit (loss) before tax attributable to shareholders	620	527	446	394	69	56	68	2,180	(648)	1,532
Tax attributable to shareholders										(262)
Profit for the year										1,270

*	For 2014, the CER results were calculated using the 2015 average exchange rates.
**	For 2013, the CER results were calculated using the 2014 average exchange rates.
***	Includes the results of the sold PruHealth and PruProtect businesses (£23 million for 2014 and £11 million for 2013).

IFRS operating profit based on longer-term investment returns

2015 has been another year of progress, delivering a strong financial performance across our ‘growth and cash’ metrics including IFRS operating profit based on longer-term investment returns. This performance was broad-based with strong contributions from our principal business operations. The Group’s financial performance and its resilience increasingly benefits from on-going improvement in the quality of our income delivered through stronger growth in non-interest sensitive sources and from the balance of profit and cash across different geographies, currencies, products and distribution channel.

Consistent with the explanations made in the currency volatility section above comparison of the 2015 and 2014 performance is partially affected by the movements in average exchange rates used to translate into sterling the results of our overseas operations. Therefore, to facilitate explanations of changes in underlying performance, in the commentary on 2015 compared to 2014 discussions below, every time we comment on the performance of our businesses, we focus on their performance measured on the constant exchange rates basis unless otherwise stated. The 2014 compared to 2013 discussions provided below are on a constant exchange rate basis, and the 2013 CER numbers have been computed by applying 2014 average rates of exchange to the 2013 income and rates of exchange on 31 December 2014 to the balance sheet at 31 December 2013. These comparative discussions were on the basis as published in the 2014 20-F and reflected how management reviewed the results at that time.

Total IFRS operating profit based on longer-term investment returns increased by 22 per cent to £4,007 million in 2015 (26 per cent on an AER basis), driven by improved performance in our life operations in Asia, the US and the UK.

Insurance Operations

2015 compared to 2014 (CER)

Taken together, IFRS operating profit based on longer-term investment returns from our insurance operations in Asia, the US and the UK increased 23 per cent(29) to £4,095 million (27 per cent on an AER basis). This increase reflects the growth in the scale of these operations, driven primarily by positive business inflows. We track the progress that we make in growing our life insurance business by reference to the scale of our obligations to our customers, which are referred to in the financial statements as policyholder liabilities. Each year these liabilities increase as we collect premiums and decrease as we pay claims and policies mature. The overall scale of these policyholder liabilities is relevant in evaluating our profit potential, in that it reflects, for example, our ability to earn fees on the unit-linked element and it sizes the risk that we carry on the insurance element, for which Prudential needs to be compensated.

IFRS operating profit based on longer-term investment returns from our portfolio of life insurance operations in Asia was up 16 per cent to £1,209 million (15 per cent on an AER basis), driven by a 14 per cent increase in the contribution from the in-force business, reflecting both its larger scale and our regular premium health and protection oriented product focus. Indonesia IFRS operating profit based on longer-term investment returns, our largest market on this measure, increased 21 per cent to £356 million (15 per cent on an AER basis), reflecting the addition of new savings and protection sales in the year to an already sizeable recurring premium in-force business. Hong Kong IFRS operating profit based on longer-term investment returns was 27 per cent higher at £150 million (38 per cent on an AER basis), mainly due to the increasing profit contribution from a growing customer base purchasing health and protection cover. Malaysia IFRS operating profit based on longer-term investment returns grew by 12 per cent to £120 million (2 per cent on an AER basis), reflecting a growing contribution from the in-force business. IFRS operating profit based on longer-term investment returns in Singapore declined 4 per cent to £204 million (5 per cent on an AER basis), the result of our deliberate decision to discontinue universal life sales as the returns of these products in the current interest rate environment are unattractive. We are also encouraged to see further progress among our fast-growing businesses in China, Thailand, the Philippines and Vietnam which collectively generated £220 million of Asia’s IFRS operating profit based on longer-term investment returns, up 28 per cent compared to the prior year (33 per cent on an AER basis) and now account for 18 per cent of the total life result compared to just 7 per cent only 3 years ago.

In the US, IFRS operating profit based on longer-term investment returns increased by 10 per cent to £1,691 million (18 per cent on an AER basis), primarily as a result of an 11 per cent increase in fee income, which is now Jackson’s main income source, and efficient management of costs. The uplift in fee income reflects the growth in average separate account assets from £78.1 billion in 2014 to £86.9 billion in 2015, equating to an increase of 11 per cent on a constant exchange rate basis (20 per cent on an AER basis), driven by sizeable variable annuity net premium inflows. Contribution from insurance margin also increased by 10 per cent. Lower yields impacted the spread income which decreased by 6 per cent on a constant exchange rate basis.

UK insurance operations’ IFRS operating profit based on longer-term investment returns was 60 per cent higher than 2014 at £1,195 million (2014: £753 million(29)) with general insurance commissions increasing to £28 million (2014 £24 million). New annuity business contributed £123 million (2014: £162 million) including £89 million (2014: £105 million) from the four bulk transactions completed in 2015. The balance of £1,044 million (2014: £567 million) reflects a robust level of profit from our core annuity in-force and with-profits business and includes a £339 million benefit from specific management actions taken in the second half of the year to position the balance sheet more efficiently under the new Solvency II regime. Of this amount, £170 million related to profit on longevity reinsurance transactions executed in the second half of the year, with a further £169 million reflecting the effect of repositioning the fixed income asset portfolio and other actions. The non-recurring nature of these actions and our reduced appetite for annuities post-Solvency II will mean that, going forward, IFRS earnings from our UK life business will be predominantly driven by the contribution from core annuity in-force and with-profits business.

(29)	Following the disposal of the Group’s 25 per cent interest in PruHealth and PruProtect in November 2014, the 2014 comparative results of UK insurance operations have been adjusted to exclude results of those businesses.

2014 (AER) VS 2013 (CER based on 2014 exchange rates)

Operating profit based on longer-term investment returns from our insurance operations in Asia, the US and the UK increased 15 per cent to £3,257 million (9 per cent on an AER basis). This increase reflected the growth in the scale of these operations, driven primarily by positive business inflows. We track the progress that we make in growing our life business by reference to the scale of our obligations to our customers, which are referred to in the financial statements as policyholder liabilities. Each year these liabilities increase as we collect premiums and decrease as we pay claims and policies mature. The overall scale of these policyholder liabilities is relevant in evaluating our profit potential, in that it reflects our ability to earn fees on the unit-linked element and it sizes the risk that we carry on the insurance element, for which Prudential needs to be rewarded.

IFRS operating profit from Asia life insurance was up 16 per cent (5 per cent on an AER basis) to £1,050 million, driven by the increasing scale of the in-force portfolio and our emphasis on growing the proportion of our income that was sourced from regular premium health and protection business. Indonesia IFRS operating profit, our largest market on this measure, was up by 27 per cent (6 per cent on an AER basis) to £309 million, reflecting growth in insurance and fee income following the high level of protection and savings product sales in recent years. We also saw further progress among our smaller, fast-growing businesses in South-east Asia, with Thailand, the Philippines and Vietnam now accounting for 15 per cent of Asia’s life operating profit compared to just 5 per cent only 2 years ago.

In the US, life IFRS operating profit increased by 21 per cent (15 per cent on an AER basis) to £1,431 million, primarily as a result of a 26 per cent increase in fee income, which was Jackson’s main source of income. The uplift in fee income reflected the growth in average separate account assets from £57.1 billion in 2013 to £72.5 billion in 2014, equating to an increase of 27 per cent on a constant exchange rate basis, driven by variable annuity net premium inflows and appreciation in US equity markets. The contribution from insurance margin also increased by 20 per cent, as we continued to realise the benefits of the REALIC acquisition. We remained focused on improving the balance of Jackson’s profits and diversifying its sources of earnings and we were pleased with the growing contribution to sales of Elite Access, our variable annuity product without living benefits.

UK life IFRS operating profit was 7 per cent higher than 2013 at £752 million (2013: £706 million), principally due to a £105 million profit contribution from bulk annuity transactions (2013: £25 million), reflecting our selective approach of only writing this business on attractive returns. The UK market reforms announced in March 2014 had a dramatic effect on the overall individual annuity market. Our business was equally impacted, experiencing a sharp decline in profits from new retail annuity sales of £53 million (from £110 million in 2013 to £57 million in 2014). Operating profit included a contribution of £23 million which related to earnings from our 25 per cent equity stake in the PruHealth and PruProtect businesses.

Asset management business

2015 compared to 2014 (CER)

In 2015, our asset management businesses in the UK and Asia collectively increased their contribution to IFRS operating profit based on longer-term investment returns compared to the previous year. Similar to the trend observed in our life operations, asset management operating profit primarily reflects the scale of these businesses, as measured by funds managed on behalf of external institutional and retail customers and our internal life insurance operations.

M&G delivered a broadly unchanged IFRS operating profit based on longer-term investment returns of £442 million (2014: £446 million), reflecting a 2 per cent rise in underlying profit to £406 million (2014: £400 million), lower performance-related fees of £22 million (2014: £33 million) and a similar level of earnings from associates of £14 million (2014: £13 million). While underlying revenues in the first half of 2015 benefited from higher levels of funds under management, the large net outflows from retail funds since May contributed to a 2 per cent decrease in underlying revenues for the year overall. Actions on costs mitigated the effect of lower overall revenues to deliver a modest increase in underlying profit compared to 2014. However, the lower level of assets under management at the end of 2015 will impact the revenue prospects for 2016 absent a meaningful recovery in M&G’s overall third-party net flows or a significant uplift in the market value of assets.

Our Asia asset management business, Eastspring Investments, has benefited from significant growth in funds under management during 2015, with IFRS operating profit based on longer-term investment returns higher by 26 per cent at £115 million. An 11 per cent increase in third party net inflows to £6.0 billion saw external funds managed rise by 20 per cent on an actual exchange rate basis to £30.3 billion at end-2015. Average total funds under management, including funds managed on behalf of Prudential’s life operations, increased by 25 per cent to £85.1 billion compared to 2014. Eastspring Investments’ growth in fee revenue outpaced the increase in operating costs, resulting in a modestly improved cost income ratio of 58 per cent (59 per cent on an actual exchange rate basis).

In the US, our non-insurance businesses collectively generated IFRS operating profit based on longer-term investment returns of £11 million (2014: £13 million). In July, Jackson announced that Curian would no longer accept new business effective from 31 July 2015. Curian continues to actively manage existing accounts into 2016 to allow for the transition of accounts, but is expected to exit the business around the end of the first quarter of 2016. Total IFRS operating losses in Curian in 2015 were £16 million and included £13 million of cost related to exiting the business.

Prudential Capital produced IFRS operating profit based on longer-term investment returns of £19 million in 2015 (2014: £42 million). During 2015 we started to refocus activity away from revenue generation towards internal treasury services and this reprioritisation will continue into 2016.

2014 (AER) compared to 2013 (CER based on 2014 exchange rates)

Our asset management businesses in the UK and Asia collectively contributed IFRS operating profit of £578 million, up 14 per cent on 2013 (12 per cent on an AER basis). Similar to our life operations, growth in asset management operating profit primarily reflected the increased scale of this business, as measured by funds managed on behalf of external institutional and retail customers and our internal life insurance operations. Net flows from external parties into these funds, excluding Money Market Funds (MMF), were £12.5 billion in 2014 (2013: £11.1 billion on an actual exchange rate basis) and helped drive external retail and institutional funds under management (excluding MMF) to £162.4 billion at 31 December 2014 compared to £143.9 billion at 31 December 2013.

M&G’s IFRS operating profit increased 13 per cent to £446 million (2013: £395 million), reflecting a 12 per cent rise in underlying profit to £400 million (2013: £358 million), contributions of £33 million from performance-related payments and £13 million from earnings from associates were also higher in 2014 (2013: £25 million and £12 million, respectively). The increase in underlying profit was principally driven by higher average levels of funds under management, following a year of strong net inflows and positive market movements. The increasing proportion of higher-margin external retail business improved M&G’s average fee income to 38 basis points (2013: 37 basis points), with higher income helping to absorb the current phase of increased headcount and infrastructure investment. Reflecting this, the underlying cost income ratio, which excluded revenue from performance-related payments and earnings from associates, improved to 58 per cent (2013: 59 per cent).

Our Asia asset management business, Eastspring Investments, also saw the benefit of higher average funds under management, with IFRS operating profit of £90 million up 32 per cent (22 per cent on an AER basis). In the US, our asset management businesses, PPM America and Curian, and our broker-dealer network, National Planning Holdings, collectively generated an IFRS operating profit of £12 million (2013: profit of £56 million on a CER basis; profit of £59 million on an AER basis) after a £38 million charge related primarily to the refund of certain fees by Curian.

Unallocated corporate result

Operating loss based on longer-term investment returns for 2015 of £675 million (2014: £638 million; 2013: £588 million) comprises the following items:

	2015 £m	2014 £m	2013 £m
Investment return and other income	14	15	10
Interest payable on core structural borrowings	(312)	(341)	(305)
Corporate expenditure for Group Head Office and Asia Regional Head Office	(319)	(293)	(263)
Solvency II implementation costs	(43)	(28)	(29)
Restructuring costs	(15)	(14)	(12)
Results of the sold PruHealth and PruProtect businesses	-	23	11
Total	(675)	(638)	(588)

Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver

This schedule classifies the Group’s pre-tax operating earnings from long-term insurance operations into the underlying drivers of those profits, using the following categories:

•	Spread income represents the difference between net investment income (or premium income in the case of the UK annuities new business) and amounts credited to certain policyholder accounts. It excludes the operating investment return on shareholder net assets, which has been separately disclosed as expected return on shareholder assets.

•	Fee income represents profits driven by net investment performance, being asset management fees that vary with the size of the underlying policyholder funds net of investment management expenses.

•	With-profits business represents the gross of tax shareholders’ transfer from the with-profits fund for the year.

•	Insurance margin primarily represents profits derived from the insurance risks of mortality and morbidity.

•	Margin on revenues primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses.

•	Acquisition costs and administration expenses represent expenses incurred in the year attributable to shareholders. It excludes items such as restructuring costs and Solvency II costs which are not included in the segment profit for insurance as well as items that are more appropriately included in other sources of earnings lines (eg investment expenses are netted against investment income as part of spread income or fee income as appropriate).

•	DAC adjustments comprise DAC amortisation for the year, excluding amounts related to short-term fluctuations in investment returns, net of costs deferred in respect of new business.

Analysis of pre-tax IFRS operating profit by source and margin analysis of Group long-term insurance business

The following analysis expresses certain of the Group’s sources of operating profit as a margin of policyholder liabilities or other suitable driver. Details on the calculation of the Group’s average policyholder liability balances are given in note (iv).

	2015 £m
	Asia	US	UK	Total	Average liability	Total bps
					note (iv)	note (ii)
Spread income	153	746	258	1,157	73,511	157
Fee income	162	1,672	62	1,896	125,380	151
With-profits	45	-	269	314	106,749	29
Insurance margin	783	796	180	1,759
Margin on revenues	1,732	-	179	1,911
Expenses:
Acquisition costsnote (i)	(1,161)	(939)	(86)	(2,186)	5,607	(39)%
Administration expenses	(701)	(828)	(159)	(1,688)	206,423	(82)
DAC adjustmentsnote (vi)	124	218	(2)	340
Expected return on shareholder assets	72	26	127	225
	1,209	1,691	828	3,728
Impact of specific management actions in second half of 2015 ahead of Solvency II	-	-	339	339
Long-term business operating profit	1,209	1,691	1,167	4,067

See notes at the end of this section.

	2014 AER £m
	Asia	US	UK	Total	Average liability	Total bps
			note (v)		note (iv)	note(ii)
Spread income	125	734	272	1,131	67,252	168
Fee income	155	1,402	61	1,618	110,955	146
With-profits	43	-	255	298	101,290	29
Insurance margin	675	670	73	1,418
Margin on revenues	1,545	-	176	1,721
Expenses:
Acquisition costsnote (i)	(1,031)	(887)	(96)	(2,014)	4,627	(44)%
Administration expenses	(618)	(693)	(143)	(1,454)	186,049	(78)
DAC adjustmentsnote (vi)	92	191	(6)	277
Expected return on shareholder assets	64	14	137	215
Long-term business operating profit	1,050	1,431	729	3,210

See notes at the end of this section.

	2014 CER* £m note (iii)
	Asia	US	UK	Total	Average liability	Total bps
			note (v)		note (iv)	note (ii)
Spread income	126	791	272	1,189	69,628	171
Fee income	154	1,511	61	1,726	116,507	148
With-profits	44	-	255	299	101,653	29
Insurance margin	669	722	73	1,464
Margin on revenues	1,532	-	176	1,708
Expenses:
Acquisition costsnote (i)	(1,025)	(956)	(96)	(2,077)	4,778	(43)%
Administration expenses	(615)	(747)	(143)	(1,505)	194,588	(77)
DAC adjustmentsnote (vi)	92	206	(6)	292
Expected return on shareholder assets	63	16	137	216
Long-term business operating profit	1,040	1,543	729	3,312

*	For 2014, the CER results were calculated using the 2015 average exchange rates.

See notes at the end of this section.

	2013 AER £m
	Asia	US	UK	Total	Average liability	Margin bps
	note (v)				note (iv)	note (ii)
Spread income	115	730	228	1,073	64,312	167
Fee income	154	1,172	65	1,391	96,337	144
With-profits	47	-	251	298	97,393	31
Insurance margin	679	588	89	1,356
Margin on revenues	1,562		187	1,749
Expenses:
Acquisition costs	(1,015)	(914)	(110)	(2,039)	4,423	(46)%
Administration expenses	(634)	(670)	(124)	(1,428)	169,158	(84)
DAC adjustments	35	313	(14)	334
Expected return on shareholder assets	58	24	134	216
Long-term business operating profit	1,001	1,243	706	2,950

	2013 CER** £m note (iii)
	Asia	US	UK	Total	Average Liability	Total bps
	note (v)				note (iv)	note (ii)
Spread income	107	694	228	1,029	62,909	164
Fee income	140	1,113	65	1,318	93,339	141
With-profits	44	-	251	295	97,374	30
Insurance margin	616	559	89	1,264
Margin on revenues	1,413	-	187	1,600
Expenses:
Acquisition costsnote (i)	(921)	(868)	(110)	(1,899)	4,165	(46)
Administration expenses	(578)	(636)	(124)	(1,338)	164,362	(81)
DAC adjustmentsnote (vi)	32	297	(14)	315
Expected return on shareholder assets	52	22	134	208
Long-term business operating profit	905	1,181	706	2,792

**	For 2013, the CER results were calculated using the 2014 average exchange rates.

See notes at the end of this section.

Margin analysis of long-term insurance business—Asia

	Asia
	2015			2014 AER			2014 CER* note (iii)
		Average			Average			Average
	Profit	Liability	Margin	Profit	liability	Margin	Profit	liability	Margin
		note (iv)	note (ii)		note (iv)	note (ii)		note (iv)	note (ii)
Long-term business	£m	£m	bps	£m	£m	bps	£m	£m	bps

Spread income	153	11,039	139	125	9,183	136	126	9,333	135
Fee income	162	16,088	101	155	14,987	103	154	14,967	103
With-profits	45	17,446	26	43	14,823	29	44	15,186	29
Insurance margin	783			675			669
Margin on revenues	1,732			1,545			1,532
Expenses:
Acquisition costsnote (i)	(1,161)	2,853	(41)%	(1,031)	2,237	(46)%	(1,025)	2,267	(45)%
Administration expenses	(701)	27,127	(258)	(618)	24,170	(256)	(615)	24,300	(253)
DAC adjustmentsnote (vi)	124			92			92
Expected return on shareholder assets	72			64			63
Operating profit	1,209			1,050			1,040

*	For 2014, the CER results were calculated using the 2015 average exchange rates.

	Asia
	2013 AER note (ii)			2013 CER**
		Average			Average
	Profit	liability	Margin	Profit	liability	Margin
		note (iv)	note (ii)		note (iv)	note (ii)
Long-term business	£m	£m	bps	£m	£m	bps
Spread income	115	7,446	154	107	7,419	144
Fee income	154	13,714	112	140	13,317	105
With-profits	47	13,263	35	44	13,244	33
Insurance margin	679			616
Margin on revenues	1,562			1,413
Expenses:
Acquisition costsnote (i)	(1,015)	2,125	(48)%	(921)	1,946	(47)%
Administration expenses	(634)	21,160	(300)	(578)	20,736	(279)
DAC adjustmentsnote (vi)	35			32
Expected return on shareholder assets	58			52
Gain on China Life (Taiwan) shares	-			-
Operating profit	1,001			905

**	For 2013, the CER results were calculated using the 2014 average exchange rates.

See notes at the end of this section.

Analysis of Asia operating profit drivers: 2015 Compared to 2014 (CER unless otherwise stated)

•	Spread income increased by 21 per cent at constant exchange rates to £153 million in 2015, predominantly reflecting the growth of the Asia non-linked policyholder liabilities (22 per cent on AER basis).
•	Fee income increased by 5 per cent at constant exchange rates from £154 million in 2014 to £162 million in 2015, broadly in line with the increase in movement in average unit-linked liabilities (5 per cent on AER basis).
•	Insurance margin increased by 17 per cent at constant exchange rates to £783 million in 2015 (16 per cent on AER basis), predominantly reflecting the continued growth of the in-force book, which contains a relatively high proportion of risk-based products.
•	Margin on revenues increased by £200 million at constant exchange rates to £1,732 million in 2015, primarily reflecting higher premium income recognised in the year (£187 million on AER basis).
•	Acquisition costs increased by 13 per cent at constant exchange rates (AER 13 per cent) to £1,161 million in 2015, compared to the 26 per cent increase in APE sales (AER 28 per cent increase), resulting in a decrease in the acquisition costs ratio. The analysis above uses shareholder acquisition costs as a proportion of total APE sales. If with-profits APE sales were excluded from the denominator the acquisition cost ratio would become 68 per cent (2014: 66 per cent at CER), the small increase being the result of changes to product and country mix.
•	Administration expenses increased by 14 per cent at constant exchange rates to £701 million in 2015 as the business continues to expand (13 per cent on AER basis). At constant exchange rates, the administration expense ratio has increased from 253 basis points in 2014 (and from 256 basis points on AER basis) to 258 basis points in 2015, the result of changes to product and country mix.

2014 (AER) compared to 2013 (CER based on 2014 exchange rates, unless otherwise stated)

•	Spread income increased by 17 per cent at constant exchange rate (AER 9 per cent) to £125 million in 2014, predominantly reflecting the growth of the Asia non-linked policyholder liabilities.
•	Fee income increased by 11 per cent at constant exchange rates (AER 1 per cent) from £140 million in 2013 to £155 million in 2014, broadly in line with the increase in movement in average unit-linked liabilities.
•	Insurance margin increased by £59 million at constant exchange rates to £675 million in 2014 (and decreased by £4 million on AER basis) predominantly reflecting the continued growth of the in-force book, which contained a relatively high proportion of risk-based products. 2014 insurance margin included non-recurring items of £27 million (2013: £52 million at AER; £48 million on CER).
•	Excluding the adverse impact of currency fluctuations, margin on revenues increased by £132 million from £1,413 million in 2013 to £1,545 million in 2014 primarily reflecting higher premium income recognised in the year.

•	Acquisition costs increased by 12 per cent at constant exchange rates (AER 2 per cent) to £1,031 million in 2014, compared to the 15 per cent increase in sales (AER 5 per cent increase), resulting in a modest decrease in the acquisition costs ratio. The analysis above uses shareholder acquisition costs as a proportion of total APE. If with-profits sales were excluded from the denominator the acquisition cost ratio would become 66 per cent (2013: 65 per cent at CER), broadly consistent with the prior year.
•	Administration expenses increased by 7 per cent at constant exchange rates (AER 3 per cent decrease) to £618 million in 2014 as the business continues to expand. On constant exchange rates, the administration expense ratio reduced from 279 basis points in 2013 (and from 300 basis points on AER basis) to 256 basis points in 2014.
•	Expected return on shareholder assets increased from £52 million in 2013 (and by £58 million on AER basis) to £64 million in 2014 primarily due to higher income from increased shareholder assets.

Margin analysis of long-term insurance business—US

	US
	2015			2014 AER			2014 CER* note (iii)
		Average			Average			Average
	Profit	liability	Margin	Profit	liability	Margin	Profit	liability	Margin
		note (iv)	note (ii)		note (iv)	note (ii)		note (iv)	note (ii)
Long-term business	£m	£m	bps	£m	£m	bps	£m	£m	bps
Spread income	746	30,927	241	734	28,650	256	791	30,876	256
Fee income	1,672	86,921	192	1,402	72,492	193	1,511	78,064	194
Insurance margin	796			670			722
Expenses
Acquisition costsnote (i)	(939)	1,729	(54)%	(887)	1,556	(57)%	(956)	1,677	(57)%
Administration expenses	(828)	125,380	(66)	(693)	108,984	(64)	(747)	117,393	(64)
DAC adjustments	218			191			206
Expected return on shareholder assets	26			14			16
Operating profit	1,691			1,431			1,543

*	For 2014, the CER results were calculated using the 2015 average exchange rates.

	US
	2013 AER			2013 CER**
		Average			Average
	Profit	liability	Margin	Profit	liability	Margin
		note (ii)			note (ii)
Long-term business	£m	£m	bps	£m	£m	bps
Spread income	730	29,648	246	694	28,272	246
Fee income	1,172	59,699	196	1,113	57,098	195
Insurance margin	588			559
Expenses
Acquisition costsnote (i)	(914)	1,573	(58)%	(868)	1,494	(58)%
Administration expenses	(670)	97,856	(68)	(636)	93,484	(68)
DAC adjustments	313			297
Expected return on shareholder assets	24			22
Operating profit	1,243			1,181

**	For 2013, the CER results were calculated using the 2014 average exchange rates.

See notes at the end of this section.

Analysis of US operating profit drivers:

2015 Compared to 2014 (CER unless otherwise stated)

•	Spread income declined by 6 per cent at constant exchange rates (AER increased by 2 per cent) to £746 million in 2015. The reported spread margin decreased to 241 basis points from 256 basis points in 2014 (2014 AER: 256 basis points) primarily due to lower investment yields. Spread income benefited from swap transactions previously entered into to more closely match the asset and liability duration. Excluding this effect, the spread margin would have been 166 basis points (2014 CER: 182 basis points and AER: 183 basis points).
•	Fee income increased by 11 per cent at constant exchange rates (AER 19 per cent) to £1,672 million in 2015, primarily due to higher average separate account balances reflecting positive net cash flows from variable annuity business. Fee income margin has remained broadly in line with the prior year at 192 basis points (2014 CER: 194 basis points and AER: 193 basis points).
•	Insurance margin represents operating profits from insurance risks, including variable annuity guarantees and other sundry items. Insurance margin increased to £796 million in 2015 compared to £722 million in the previous year at constant exchange rates(AER £670 million) primarily due to higher fee income from variable annuity guarantees following positive net flows in recent periods into variable annuity business with guarantees. REALIC contributed £215 million to this total (2014: £233 million at constant exchange rates).
•	Acquisition costs, which are commissions and expenses incurred to acquire new business, including those that are not deferrable, decreased in absolute terms at constant exchange rates in line with trends observed in recent years. As a percentage of APE sales, acquisition costs have decreased to 54 per cent, compared to 57 per cent in 2014. This is due to the continued increase in producers selecting asset-based commissions which are treated as an administrative expense in this analysis, rather than front-end commissions.
•	Administration expenses increased to £828 million in 2015 compared to £747 million for 2014 at constant exchange rates (AER £693 million), primarily as a result of higher asset-based commissions paid on the larger 2015 separate account balance subject to these trail commissions. These are paid on policy anniversary dates and are treated as an administration expense in this analysis. Excluding these trail commissions, the resulting administration expense ratio would be unchanged at 36 basis points (2014: CER 36 basis points and AER 36 basis points).

2014 (AER) compared to 2013 (CER based on 2014 exchange rates, unless otherwise stated)

•	Spread income increased by 6 per cent at constant exchange rates (AER increased by 1 per cent) to £734 million during 2014. The reported spread margin increased to 256 basis points from 246 basis points in 2013 (2013 AER: 246 basis points). Spread income benefited from swap transactions previously entered into to more closely match the asset and liability duration. Excluding this effect, the spread margin would have been 182 basis points (2013 CER: 183 basis points)
•	Fee income increased by 26 per cent at constant exchange rates (AER 20 per cent) to £1,402 million during 2014, primarily due to higher average separate account balances resulting from positive net cash flows from variable annuity business and overall market appreciation. Fee income margin remained broadly consistent with the prior year at 193 basis points (2013 CER: 195 basis points and AER: 196 basis points), with the decrease primarily attributable to a change in the mix of business.
•	Insurance margin represents operating profits from insurance risks, including variable annuity guarantees and other sundry items. Positive net flows from variable annuity business with life contingent and other guarantee fees, coupled with a benefit from repricing actions and an increased contribution from REALIC, increased the insurance margin by 20 per cent at constant exchange rates (AER 14 per cent) to £670 million during 2014.
•	Acquisition costs, which are commissions and expenses incurred to acquire new business, including those that are not deferrable, decreased slightly in absolute terms and as a percentage of APE compared to 2013. As a percentage of APE, acquisition costs remained relatively flat in comparison to 2013.
•	Administration expenses increased to £693 million during 2014 compared to £636 million for 2013 at a constant exchange rate (AER £670 million), primarily as a result of higher asset-based commissions paid on the larger 2014 separate account balance subject to these trail commissions. These are paid upon policy anniversary dates and are treated as an administration expense in this analysis. Excluding these trail commissions, the resulting administration expense ratio would be lower at 36 basis points (2013: CER 44 basis points and AER 44 basis points), reflecting the benefits of operational leverage.
•	DAC adjustments decreased to £191 million during 2014 compared to £297 million at a constant exchange rate (AER £313 million) during 2013, with 2013 benefiting from a £78 million (AER £82 million) deceleration in DAC amortisation due to strong equity market returns in that year. This was not repeated in 2014, which experienced an accelerated DAC amortisation charge of £13 million.

Analysis of pre-tax operating profit before and after acquisition costs and DAC adjustments

	2015 £m				2014 AER £m				2014 CER* £m note (iii)
	Acquisition costs				Acquisition costs					Acquisition costs
	Other operating profits	Incurred	Deferred	Total	Other operating profits	Incurred	Deferred	Total	Other operating profits	Incurred	Deferred	Total
Total operating profit before acquisition costs and DAC adjustments	2,412			2,412	2,127			2,127	2,293			2,293
Less new business strain		(939)	734	(205)		(887)	678	(209)		(956)	731	(225)
Other DAC adjustments - amortisation of previously deferred acquisition costs:
Normal			(514)	(514)			(474)	(474)			(511)	(511)
(Accelerated)/Decelerated (acceleration)			(2)	(2)			(13)	(13)			(14)	(14)
Total	2,412	(939)	218	1,691	2,127	(887)	191	1,431	2,293	(956)	206	1,543

*	For 2014, the CER results were calculated using the 2015 average exchange rates.

	2013 AER £m				2013 CER** £m
	Acquisition costs				Acquisition costs
	Other operating profits	Incurred	Deferred	Total	Other operating profits	Incurred	Deferred	Total
Total operating profit before acquisition costs and DAC adjustments	1,844			1,844	1,752			1,752
Less new business strain		(914)	716	(198)		(868)	680	(188)
Other DAC adjustments - amortisation of previously deferred acquisition costs:
Normal			(485)	(485)			(461)	(461)
(Accelerated)/Decelerated (acceleration)			82	82			78	78
Total	1,844	(914)	313	1,243	1,752	(868)	297	1,181

**	For 2013, the CER results were calculated using the 2014 average exchange rates.

Margin analysis of long-term insurance business – UK

	UK
	2015			2014 note (v)			2013
		Average			Average			Average
Long-term business	Profit £m	liability note (iv) £m	Margin note (ii) bps	Profit £m	liability note (iv) £m	Margin note (ii) bps	Profit £m	liability note (iv) £m	Margin note (ii) bps
Spread income	258	31,545	82	272	29,419	92	228	27,218	84
Fee income	62	22,371	28	61	23,476	26	65	22,924	28
With-profits	269	89,303	30	255	86,467	29	251	84,130	30
Insurance margin	180			73			89
Margin on revenues	179			176			187
Expenses:
Acquisition costsnote (i)	(86)	1,025	(8)%	(96)	834	(12)%	(110)	725	(15)%
Administration expenses	(159)	53,916	(29)	(143)	52,895	(27)	(124)	50,142	(25)
DAC adjustments	(2)			(6)			(14)
Expected return on shareholder’s assets	127			137			134
	828			729			706
Impact of specific management actions in second half of 2015 ahead of Solvency II	339			-			-
Operating profit	1,167			729			706

See notes at the end of this section.

Analysis of UK operating profit drivers: 2015 compared to 2014

•	Spread income reduced from £272 million in 2014 to £258 million in 2015, mainly due to lower annuity new business profit post the reforms brought about by pension freedoms.
•	Fee income principally represents asset management fees from unit-linked business, including direct investment only business to group pension schemes, where liability flows are driven by a small number of large single mandate transactions and fee income mostly arises within our UK asset management business. Excluding these schemes, the fee margin on the remaining balances was 43 bps (2014: 41 bps).
•	With-profits transfers increased from £255 million in 2014 to £269 million in 2015, due to an increase in terminal bonus rates.
•	Insurance margin increased to £180 million in 2015, reflecting the higher contribution from longevity reinsurance transactions undertaken during the first half of the year, positive experience in the year and the modest net effect of the annual review of assumptions.
•	Margin on revenues represents premium charges for expenses and other sundry net income received by the UK. The 2015 margin remained stable at £179 million compared to the previous year.
•	Acquisition costs incurred declined to £86 million, equivalent to 8 per cent of total APE sales in 2015 (2014: 12 per cent). The decline reflects a shift in business mix towards with-profits business where acquisition costs are funded by the estate. The acquisition cost ratio is also distorted by the high contribution to APE of bulk annuity sales in the year, where acquisition costs are comparatively lower. Acquisition costs expressed as a percentage of shareholder-backed APE sales (excluding the bulk annuity transactions) were 36 per cent (2014: 36 per cent).
•	Administration expenses increased by £16 million to £159 million in 2015 largely due to increased spend associated with UK pension reforms.
•	The contribution from specific management actions undertaken in the second half of 2015 to position the balance sheet more effectively under the new Solvency II regime was £339 million. Further explanation and analysis is provided in “Contribution to the UK life IFRS metrics from specific management actions undertaken to position the balance sheet more effectively under the new Solvency II regime” section below.

2014 compared to 2013

•	Spread income increased from £228 million in 2013 to £272 million in 2014 following an increase in bulk annuity sales which contributed £105 million (2013: £25 million) in the year partially offset by lower individual annuity sales.
•	Fee income reduced from £65 million in 2013 to £61 million in 2014 due to a change in product mix towards those with lower asset management charges, partly offset by an increase in funds under management.
•	Insurance margin increased from £89 million for 2013 to £96 million for 2014 primarily due to improved profits from protection business.
•	Margin on revenues represents premiums charges for expenses and other sundry net income received by the UK. 2014 income was £176 million, £11 million lower than in 2013.
•	Acquisition costs as a percentage of new business sales for 2014 decreased to 11 per cent from 2013 at 15 per cent, principally driven by the effect on this percentage ratio of business mix. The ratio above expresses the percentage of shareholder acquisition costs as a percentage of total APE sales. It is therefore impacted by the level of with-profit sales in the year. Acquisition costs as a percentage of shareholder-backed new business sales, excluding the bulk annuity transactions, were 36 per cent in 2014 (2013: 35 per cent).
•	Administration expenses increased from £124 million in 2013 to £143 million in 2014 largely due to increased investment spend to realign our business following the pension reforms announced in the UK Budget.

Contribution to UK Life IFRS metrics from specific management actions undertaken to position the balance sheet more effectively under the new Solvency II regime

In the second half of 2015 and ahead of securing Solvency II internal model approval, a number of specific actions were taken by Prudential’s UK life business to position the balance sheet more efficiently under the new regime. These actions included extending the reinsurance of longevity risk to cover £8.7 billion of annuity liabilities (on a Pillar 1 basis) by the end of 2015 (end 2014: programme covered £2.3 billion of liabilities). It also included the repositioning of the fixed income asset portfolio, increasing from around 90 per cent to 95 per cent the proportion that would benefit from the matching adjustment under Solvency II. The effect of these actions on the UK’s long term IFRS operating profit is shown in the tables below.

	IFRS operating profit of UK long-term business
	First half 2015	Second half 2015	Full year 2015	Full year 2014
Shareholder annuity new business	66	57	123	162
In-force business:
Longevity reinsurance transactions	61	170	231	30
Impact of specific management actions ahead of Solvency II	-	169	169	-
	61	339	400	30
With-profits and other in-force	309	335	644	537
Total Life IFRS operating profit	436	731	1,167	729

Notes to sources of earnings tables

(i)	The ratio for acquisition costs is calculated as a percentage of APE sales including with-profits sales. Acquisition costs include only those relating to shareholder-backed business. APE is defined under the section “EEV Basis, New Business Results and Free Surplus Generation” in Item 3 of this annual report.
(ii)	Margin represents the operating return earned in the year as a proportion of the relevant class of policyholder liabilities excluding unallocated surplus.
(iii)	The 2014 comparative information has been presented at AER and CER so as to eliminate the impact of exchange translation. The 2014 CER results as shown above are calculated by translating the 2014 results using the current year foreign exchange rates except where stated otherwise. The 2013 CER results as shown above were as published in the 2014 20-F and were calculated by translating the 2013 results using 2014 foreign exchange rates.
(iv)	For UK and Asia, opening and closing policyholder liabilities have been used to derive an average balance for the year, as a proxy for average balances throughout the year. The calculation of average liabilities for Jackson is derived from month end balances throughout the year as opposed to opening and closing balances only. Average liabilities for spread income are based on the general account liabilities to which spread income attaches. Average liabilities used to calculate the administrative expense margin exclude the REALIC liabilities reinsured to third parties prior to the acquisition by Jackson.
(v)	The 2015, 2014 and 2013 analyses exclude the results of the held for sale life insurance business of Japan in both the individual profit and average liability amounts shown in the table above.
(vi)	The DAC adjustments contain a charge of £3 million in respect of joint ventures in 2015 (2014: AER credit of £11 million; 2013: AER credit of £1 million).

Asia operations—analysis of operating profit by territory

Operating profit based on longer-term investment returns for Asia operations are analysed as follows:

	2015 £m	AER 2014 £m	CER** 2014 £m	2014 AER vs 2015	2014 CER vs 2015	AER 2013 £m	CER*** 2013 £m
Hong Kong	150	109	118	38%	27%	101	96
Indonesia	356	309	295	15%	21%	291	244
Malaysia	120	118	107	2%	12%	137	125
Philippines	32	28	29	14%	10%	18	16
Singapore	204	214	213	(5)%	(4)%	219	205
Thailand	70	53	54	32%	30%	53	48
Vietnam	86	72	75	19%	15%	54	51
SE Asia Operations inc. Hong Kong	1,018	903	891	13%	14%	873	785
China	32	13	14	146%	129%	10	10
India	42	49	49	(14)%	(14)%	51	47
Korea	38	32	32	19%	19%	17	17
Taiwan	25	15	15	67%	67%	12	11
Other	(4)	(9)	(9)	56%	56%	(4)	(4)
Non-recurrent itemsnote (ii)	62	49	50	27%	24%	44	41
Total insurance operationsnote (i)	1,213	1,052	1,042	15%	16%	1,003	907
Development expenses	(4)	(2)	(2)	100%	100%	(2)	(2)
Total long-term business operating profit	1,209	1,050	1,040	15%	16%	1,001	905
Eastspring Investments	115	90	91	28%	26%	74	68
Total Asia operations	1,324	1,140	1,131	16%	17%	1,075	973

Notes

(i)	Analysis of operating profit between new and in-force business

The result for insurance operations comprises amounts in respect of new business and business in force as follows:

	2015 £m	2014 £m		2013 £m	2013 £m
		AER	CER**	AER	CER***
New business strain*	(4)	(18)	(23)	(15)	(18)
Business in force	1,155	1,021	1,015	974	884
Non-recurrent itemsnote (ii)	62	49	50	44	41
Total	1,213	1,052	1,042	1,003	907

*	The IFRS new business strain corresponds to approximately 0.1 per cent of new business APE premiums for 2015 (2014: approximately 0.8 per cent of new business APE).
**	For 2014, the CER rates were calculated using the 2015 average exchange rates.
***	For 2013, the CER results were calculated using the 2014 average exchange rate.

The strain reflects the aggregate of the pre-tax regulatory basis strain to net worth after IFRS adjustments for deferral of acquisition costs and deferred income where appropriate.

(ii)	Other non-recurrent items of £62 million in 2015 (2014: £49 million; 2013: £44 million) represent a number of items none of which are individually significant and that are not anticipated to reoccur in subsequent years.

Analysis of asset management operating profit based on longer-term investment returns

	2015 £m
	M&G	Eastspring Investments	Prudential Capital	US	Total
	note (ii)	note (ii)
Operating income before performance-related fees	939	304	118	321	1,682
Performance-related fees	22	3	-	-	25
Operating income (net of commission)note (i)	961	307	118	321	1,707
Operating expensenote (i)	(533)	(176)	(99)	(310)	(1,118)
Share of associate’s results	14	-	-		14
Group’s share of tax on joint ventures’ operating profit	-	(16)	-		(16)
Operating profit based on longer-term investment returns	442	115	19	11	587
Average funds under management	£252.5bn	£85.1bn
Margin based on operating income*	37bps	36bps
Cost / income ratio**	57%	58%

	2014 £m
	M&G	Eastspring Investments	Prudential Capital	US	Total
	note (ii)	notes (ii),(iii)
Operating income before performance-related fees	954	240	130	303	1,627
Performance-related fees	33	1	-	-	34
Operating income (net of commission)note (i)	987	241	130	303	1,661
Operating expensenote (i)	(554)	(140)	(88)	(291)	(1,073)
Share of associate’s results	13	-	-	-	13
Group’s share of tax on joint ventures’ operating profit	-	(11)	-	-	(11)
Operating profit based on longer-term investment returns	446	90	42	12	590
Average funds under management	£250.0bn	£68.8bn
Margin based on operating income*	38bps	35bps
Cost / income ratio**	58%	59%

	2013 £m
	M&G	Eastspring Investments	Prudential Capital	US	Total
	note (ii)	note (ii)
Operating income before performance-related fees	863	215	121	362	1,561
Performance-related fees	25	1	-	-	26
Operating income (net of commision)note (i)	888	216	121	362	1,587
Operating expense	(505)	(134)	(75)	(303)	(1,017)
Share of associate’s results	12	-	-	-	12
Group’s share of tax on joint ventures’ operating profit	-	(8)	-	-	(8)
Operating profit based on longer-term investment returns	395	74	46	59	574
Average funds under management*	£233.8 bn	£61.9 bn
Margin based on operating income*	37 bps	35 bps
Cost / income ratio**	59%	62%

Notes

(i)	Operating income and expense includes the Group’s Share of contributions from Joint Ventures (but excludes any contribution from associates. In the incomes statement as showing in note B2 to the Prudential’s consolidated financial statements in Item 18.

(ii)	M&G and Eastspring investments can be further analysed as follows:

M&G							Eastspring Investments
Operating income before performance related fees							Operating income before performance related fees
	Retail	Margin of FUM*	Institu- tional+	Margin of FUM*	Total	Margin of FUM*		Retail	Margin of FUM*	Institu- tional+	Margin of FUM*	Total	Margin of FUM*
	£m	bps	£m	bps	£m	bps		£m	bps	£m	bps	£m	bps
2015	582	87	357	19	939	37	2015	188	61	116	21	304	36

2014	593	84	361	20	954	38	2014	139	60	101	22	240	35

2013	550	89	313	18	863	37	2013	127	60	88	22	215	35

*	Margin represents operating income before performance-related fees as a proportion of the related funds under management (FUM). Monthly closing internal and external funds managed by the respective entity have been used to derive the average. Any funds held by the Group’s insurance operations which are managed by third parties outside of the Prudential Group are excluded from these amounts.
**	Cost/income ratio represents cost as a percentage of operating income before performance-related fees.
†	Institutional includes internal funds.

Charge for short-term fluctuations in investment returns

IFRS operating profit is based on longer-term investment return assumptions. The difference between actual investment returns recorded in the income statement and the assumed longer-term returns is reported within short-term fluctuations in investment returns. In 2015 the total short-term fluctuations in investment returns relating to the life operations were negative £663 million, comprising negative £119 million for Asia, negative £424 million in the US and negative £120 million in the UK.

In Asia, the negative short-term fluctuations of £119 million reflected net unrealised losses on fixed income securities, primarily due to rises in bond yields.

Short-term fluctuations in the US mainly reflect the net value movement on the guarantees offered by Jackson and the associated derivatives held to manage market exposures. Under IFRS accounting the movement in the valuation of derivatives, which are fair valued, is asymmetrical to the movement in the guarantee liabilities, which are not fair valued in all cases. Jackson designs its hedge programme to protect the economics of the business from large movements in investment markets and therefore accepts variability in the accounting results. The negative short-term fluctuations of £424 million in 2015 were primarily attributable to the net value movement in the year of the hedge instruments held to manage market exposures.

Negative short-term fluctuations of £120 million in the UK reflected net unrealised losses on fixed income assets supporting the excess capital held within the shareholder-backed annuity business following a rise in interest rates during the year.

In 2014 the total short-term investment fluctuations relating to the life operations were negative £461 million, comprising positive £178 million for Asia, negative £1,103 million in the US and positive £464 million in the UK.

In Asia, the positive short-term fluctuations of £178 million in 2014 primarily reflected net unrealised gains on fixed income securities following falls in bond yields across the region during the year.

Negative short-term fluctuations of £1,103 million in the US in 2014 mainly reflected the net value movement on the guarantees offered by Jackson and the associated derivatives held to manage market exposures. Under IFRS accounting the movement in the valuation of derivatives, which are fair valued, is asymmetrical to the movement in the guarantee liabilities, which are not fair valued in all cases. The rise in equity markets in 2014 generated negative value movements on the equity derivatives that are held to mitigate against the downside risk of a decline in equity markets. Due to the IFRS accounting practice, the corresponding offset in the valuation of obligations to customers is not fully recognised leading to a negative movement overall within IFRS profits. Declining interest rates and unfavourable movements in implied volatility also led to net negative value movements, due to similar accounting asymmetries. Jackson designs its hedge programme to protect the economics of the business from large movements in investment markets and therefore accepts a degree of accounting volatility. Viewed through the regulatory surplus lens, the hedge programme was essentially breakeven on this basis, as movements in hedge assets and guarantee reserves broadly offset. Jackson’s regulatory risk-based capital ratio was broadly unchanged at 456 per cent at the end of 2014 (31 December 2013: 456 per cent).

The positive short-term fluctuations of £464 million in the UK in 2014 included net unrealised gains on fixed income assets supporting the capital of the shareholder-backed annuity business.

Amortisation of acquisition accounting adjustments

This comprises principally the charge for the adjustments arising on the purchase of REALIC in 2012.

Gain on sale of PruProtect and PruHealth

In November 2014, PAC sold its 25 per cent equity stake in the PruHealth and PruProtect business to Discovery Group Europe Limited for £155 million, giving rise to a gain on disposal of £86 million in 2014.

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

IFRS effective tax rates

In 2015, the effective tax rate on IFRS operating profit based on longer-term investment returns was 20 per cent (2014: 23 per cent; 2013: 22 per cent). The reduction is due to lower corporate tax rates in certain jurisdictions and a higher benefit from non-recurring tax credits specifically in Jackson.

The 2015 effective tax rate on the total IFRS profit was 18 per cent (2014: 15 per cent; 2013: 18 per cent) reflecting a larger overall contribution to the total profit from Jackson which attracts a higher rate of tax.

Total tax contribution

The Group continues to make significant tax contributions in the countries in which it operates, with £3,004 million remitted to tax authorities in 2015. This was higher than the equivalent amount of £2,237 million in 2014, principally due to higher corporation tax payments. In the US a change of basis for taxing derivatives which affects the timing but not the quantum of tax payable, has accelerated future tax payable into 2015. Tax payments in the UK in 2015, which relate to both the current and prior year, reflect positive investment returns in 2014.

	2015 £m				2014 £m
	Corporation taxes	Other taxes	Taxes collected	Total remitted	Corporation taxes	Other taxes	Taxes collected	Total remitted
Taxes paid in:
Asia	258	77	111	446	199	52	87	338
US	556	51	433	1,040	205	35	375	615
UK	521	184	786	1,491	314	202	759	1,275
Other	5	20	2	27	3	4	2	9
Total tax paid	1,340	332	1,332	3,004	721	293	1,223	2,237

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

Earnings per share
	Actual Exchange Rate			Constant Exchange Rate		Actual Exchange Rate
	2015 pence	2014 pence	Change%	2014 pence	Change%	2013 pence
Basic earnings per share based on operating profit after tax	125.8	96.6	30	99.5	26	90.9
Basic earnings per share based on total profit after tax	101.0	86.9	16	87.9	15	52.8

Explanation of Movements in Profits before Shareholder Tax by Nature of Revenue and Charges

The following table shows Prudential’s consolidated total revenue and consolidated total charges for the years presented:

	Actual Exchange Rate
	2015 £m	2014 £m	2013 £m
Gross premiums earned(a)	36,663	32,832	30,502
Outward reinsurance premiums	(1,157)	(799)	(658)
Earned premiums, net of reinsurance	35,506	32,033	29,844
Investment return(b)	3,304	25,787	20,347
Other income	2,495	2,306	2,184
Total revenue, net of reinsurance	41,305	60,126	52,375
Benefits and claims	(30,547)	(50,736)	(42,227)
Outward reinsurers’ share of benefit and claims	1,389	631	622
Movement in unallocated surplus of with-profits funds	(498)	(64)	(1,549)
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance(c)	(29,656)	(50,169)	(43,154)
Acquisition costs and other expenditure(d)	(8,208)	(6,752)	(6,861)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(312)	(341)	(305)
Disposal of Japan life business:
Cumulative exchange loss recycled from other comprehensive income	(46)	-	-
Remeasurement adjustments	-	(13)	(120)
Total charges, net of reinsurance	(38,222)	(57,275)	(50,440)
Share of profits from joint ventures and associates, net of related tax	238	303	147
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)*	3,321	3,154	2,082
Less tax charge attributable to policyholders’ returns	(173)	(540)	(447)
Profit before tax attributable to shareholders	3,148	2,614	1,635
Total tax charge attributable to policyholders and shareholders	(742)	(938)	(736)
Adjustment to remove tax charge attributable to policyholders’ returns	173	540	447
Tax charge attributable to shareholders’ returns	(569)	(398)	(289)
Profit for the year attributable to equity holders of the Company	2,579	2,216	1,346
*	This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.

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

(a)	Gross earned premiums

	Year ended 31 December £m
	2015	2014	2013
Asian operations*	10,814	9,820	9,061
US operations	16,887	15,654	15,661
UK operations*	8,962	7,358	5,780
Total	36,663	32,832	30,502
*	The Asia and UK premiums exclude intra-group transactions.

Gross earned premiums for insurance operations totalled £36,663 million in 2015, up 12 per cent from £32,832 million in 2014. The increase of £3,831 million was driven by growth of £1,604 million in the UK operations; £1,233 million in the US operations; and £994 million in the Asia operations.

Gross earned premiums for insurance operations totalled £32,832 million in 2014, up 8 per cent from £30,502 million in 2013. The increase of £2,330 million was driven by growth of £1,578 million in the UK operations; £759 million in the Asia operations offset by a reduction of £7 million in the US operations.

Asia

Gross earned premiums increased by 10 per cent from £9,820 million in 2014 to £10,814 million in 2015 and by 8 per cent from £9,061 million in 2013 to £9,820 million in 2014 on an actual exchange rate basis. The premiums reflect the aggregate of single and recurrent premiums of new business sold in the year and premiums on annual business sold in previous years. The growth in earned premiums reflects increases for both factors.

Excluding the impact of exchange translation, gross earned premiums in Asia increased by 8 per cent from 2014 to 2015, from £10,004 million on a constant exchange rate in 2014 to £10,814 million in 2015. Our sales performance in Asia continues to benefit from our broad-based multi-channel distribution platform, new product launches and continued actions to improve both distribution scale and productivity. Single premium sales, which are more susceptible to softer economic conditions, reduced by 8 per cent in 2015.

Excluding the impact of exchange translation, gross earned premiums in Asia increased 17 per cent from 2013 to 2014, from £8,380 million on a constant exchange rate in 2013 (based on the average exchange rates in 2014) to £9,820 million in 2014, driven by our businesses in Indonesia, Singapore, Hong Kong, Malaysia, Philippines, Vietnam and Thailand. Our strategy is to be strongly diversified in terms of geography, products and distribution in a world economy that is increasingly hard to predict. That diversification is at the heart of our ability to continue to perform well across a broad range of metrics as the breadth of our portfolio provides considerable resilience against the impacts of short-term market disturbances in individual countries, such as the elections and natural disasters experienced during 2014. We also continued to innovate with new benefits and features, with a significant proportion of sales in 2014 coming from products that were launched in the past two years.

United States

Gross premiums increased by 8 per cent from £15,654 million in 2014 to £16,887 million in 2015 on an actual exchange rate basis. Excluding the impact of exchange translation, gross premiums in the US remained broadly flat from 2014 to 2015 from £16,876 million on a constant exchange rate in 2014 to £16,887 million in 2015. Total variable annuity sales remained flat compared to 2014, reflecting Jackson’s continued focus on proactively managing sales of products with living benefits to maintain an appropriate balance of revenue streams and match its annual risk appetite. The proportion of variable annuity sales without living benefits remains significant and broadly in line with last year with Elite Access continuing to be the leader in the investment-only variable annuity market.

Gross premiums in 2014 of £15,654 million were in line with the 2013 amount of £15,661 million on an actual exchange rate basis. Excluding the impact of exchange translation, gross premiums in the US increased by 5 per cent from 2013 to 2014, from £14,872 million on a constant exchange rate in 2013 (based on the exchange rates in 2014) to £15,654 million in 2014. The increase from 2013 to 2014 was due to increase in total variable annuity sales driven by a continuing increase in sales of Elite Access. Fixed annuity sales remained relatively flat in 2014 compared to 2013, while fixed index annuity sales decreased significantly, primarily as a result of product changes implemented in late 2013 to ensure appropriate returns on shareholder capital.

Jackson’s strategy is unchanged, serving the 75 million US baby boomers as they enter retirement. Jackson continues to price new business on a conservative basis, targeting value over volume.

United Kingdom

Gross premiums for UK operations increased from £7,358 million in 2014 to £8,962 million in 2015, mainly due to the sales growth in our retail business, which has been driven by a growing demand for our savings and retirement products and specifically the distinctive PruFund range, with momentum increasing through the year as additional products and services came online including PruFund ISA, flexible income drawdown and our simplified non-advised drawdown pension choices plan.

Gross premiums for UK operations increased from £5,780 million in 2013 to £7,358 million in 2014, mainly due to seven new bulk annuity deals in 2014 (2013: three) with premiums of £1,710 million (2013: £276 million) and increased sales of onshore bonds and other retail products, partially offset by the decline in the sales of individual annuities.

The UK market continues to be heavily influenced by a high level of regulatory and legislative change. The decline in the sale of individual annuities reflected the market contraction since the 2014 UK Budget announcement. Our approach to bulk transactions in the UK will continue to be one of selective participation, where we can bring both significant value to our customers and meet our shareholder return requirements.

(b)	Investment return

	Year ended 31 December £m
	2015	2014	2013
Asia operations	(296)	3,891	894
US operations	(789)	5,436	10,014
UK operations	4,417	16,551	9,515
Unallocated corporate and intra-group elimination	(28)	(91)	(76)
Total	3,304	25,787	20,347

Investment return principally comprises interest income, dividends, investment appreciation/depreciation (realised and unrealised gains and losses) on investments designated as fair value through profit and loss and realised gains and losses, including impairment losses, on securities designated as amortised cost and available-for-sale. Movements in unrealised appreciation/depreciation of Jackson’s debt securities designated as available-for-sale are not reflected in investment return but are recorded in other comprehensive income.

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

	2015 £m	2014 £m	2013 £m
Asia operations
Policyholder returns
Assets backing unit-linked liabilities	(626)	1,069	542
With-profits business	(75)	1,915	82
	(701)	2,984	624
Shareholder returns	405	907	270
Total	(296)	3,891	894
US operations
Policyholder returns - Assets held to back separate account (unit-linked) liabilities	(2,033)	3,793	10,254
Shareholder returns	1,244	1,643	(240)
Total	(789)	5,436	10,014
UK operations
Policyholder returns
Scottish Amicable Insurance Fund (SAIF)	212	608	585
Assets held to back unit-linked liabilities	699	1,848	2,604
With-profits fund (excluding SAIF)	3,131	8,958	5,761
	4,042	11,414	8,950
Shareholder returns
Prudential Retirement Income Limited (PRIL)	213	3,657	380
Other business	162	1,480	185
	375	5,137	565
Total	4,417	16,551	9,515

Unallocated corporate
Shareholder returns	(28)	(91)	(76)
Group Total
Policyholder returns	1,308	18,191	19,828
Shareholder returns	1,996	7,596	519
Total	3,304	25,787	20,347

Policyholder returns

The returns as shown in the table above are delineated between those returns allocated to policyholders and those allocated to shareholders. In making this distinction, returns allocated to policyholders are those from investments in which shareholders have no direct economic interest, namely:

•	Unit-linked business in the UK and Asia, and Scottish Amicable Insurance Fund (SAIF) in the UK, for which the investment returns are wholly attributable to policyholders;
•	Separate account business of US operations, the investment returns of which are also wholly attributable to policyholders; and
•	With-profits business (excluding SAIF) in the UK and Asia (in which the shareholders’ economic interest, and the basis of recognising IFRS basis profits, is restricted to a share of the actuarially determined surplus for distribution (in the UK 10 per cent)). Except for this surplus the investment returns of the with-profits funds are attributable to policyholders (through the asset-share liabilities) or the unallocated surplus, which is accounted for as a liability under IFRS 4.

The investment returns related to the types of business mentioned above do not impact shareholders’ profits directly. However, there is an indirect impact, for example, investment-related fees or the effect of investment returns on the shareholders’ share of the cost of bonuses of with-profits funds.

Investment returns for unit-linked and similar products have a reciprocal impact on benefits and claims, with an increase/decrease in market returns on the attached pool of assets affecting policyholder benefits on these products. Similarly for with-profits funds there is a close correlation between increases or decreases in investment returns and the level of combined charge for policyholder benefits and movement on unallocated surplus that arises from such returns.

Shareholder’ returns

For shareholder-backed non-participating business in the UK (comprising PRIL and other non-linked non-participating business) and of the Asia operations, the investment returns are not directly attributable to policyholders and therefore, impact shareholders’ profit directly. However, for UK shareholder-backed annuity business, principally PRIL, where the durations of asset and liability cash flows are closely matched, the discount rate applied to measure liabilities to policyholders (under ‘grandfathered’ UK GAAP and under IFRS 4) reflects movements in asset yields (after allowances for the future defaults) of the backing portfolios. Therefore, the net impact on the shareholders’ profits of the investment returns of the assets backing liabilities of the UK shareholder-backed annuity business is determined after taking into account the consequential effect on the movement in policyholder liabilities.

Changes in shareholders’ investment returns for US operations reflect primarily movements in the investment income, and realised gains and losses together with movements in the value of the derivative instruments held to manage interest rate exposures and durations within the general account (including variable annuity and fixed index annuity guarantees), GMIB reinsurance and equity derivatives held to manage the equity risk exposure of guarantee liabilities. Separately, reflecting Jackson’s types of business, an allocation is made to policyholders through the application of crediting rates.

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

(i)

debt securities in the general account of US operations, the return on which is attributable to shareholders and which are accounted for on an IAS 39 available-for-sale basis. In this respect realised gains and losses

(including impairment losses) are recorded in the income statement, while movements in unrealised appreciation (depreciation) are booked as other comprehensive income. As a result, the changes in unrealised fair value of these debt securities are not reflected in Prudential’s investment returns in the income statement. The unrealised gains and losses in the income statement of US operations primarily arise on the assets of the US separate account business; and

(ii)	loans and receivables, which are carried at amortised cost.

Subject to the effect of these two exceptions, the year-on-year changes in investment returns primarily reflect the generality of overall market movements for equities, debt securities and, in the UK, for investment property mainly held by with-profits funds. In addition for Asia and US separate account business, foreign exchange rates affect the sterling value of the translated income. Consistent with the treatment applied for other items of income and expenditure, investment returns for overseas operations are translated at average exchange rates.

Asia

The table below provides an analysis of investment return attributable to Asia operations for the years presented:

	Year ended 31 December £m
	2015	2014	2013
Interest/dividend income (including foreign exchange gains and losses)	1,028	1,030	772
Investment (depreciation) appreciation	(1,324)	2,861	122
Total	(296)	3,891	894

In Prudential’s Asia operations, debt securities accounted for 57 per cent, 52 per cent and 53 per cent of the total investment portfolio as at 31 December 2015, 2014 and 2013, respectively, with equities comprising 38 per cent, 43 per cent and 41 per cent, respectively. The remaining 5 per cent, 5 per cent and 6 per cent of the total investment portfolio, respectively, primarily comprised loans and deposits with credit institutions. Investment return decreased from £3,891 million in 2014 to £(296)million in 2015. This decrease was due primarily to a decrease of £4,185 million in investment (depreciation) appreciation from £2,861 million of appreciation in 2014 to a depreciation of £1,324 million in 2015. The charge of £4,185 million was driven primarily by adverse movements on debt securities values following movements in bond yields across the region during the year and less favourable equity market movements compared to 2014.

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

United States

The table below provides an analysis of investment return attributable to US operations for the years presented:

	Year ended 31 December £m
	2015	2014	2013
Investment return of investments backing US separate account liabilities	(2,033)	3,793	10,254
Other investment return	1,244	1,643	(240)
Total	(789)	5,436	10,014

In the US, investment return decreased from £5,436 million in 2014 to £(789) million in 2015. This £6,225 million adverse change arose from a decrease of £5,826 million in the investment return on investments backing variable separate account liabilities from a gain of £3,793 million in 2014 to a loss of £(2,033) million in 2015 and an decrease in other investment return from £1,643 million to £1,244 million. The primary driver for the £5,826 million decrease in investment return on investments backing variable annuity separate account liabilities as compared to 2014 was the adverse movements in the US equity markets in 2015 on a larger separate account asset balance. The decrease in other investment return reflects the value movements in derivatives held to manage interest rate and equity risk exposures as discussed in note B1.2 to the consolidated financial statements in Item 18.

Investment return decreased from £10,014 million in 2013 to £5,436 million in 2014. This £4,578 million adverse change arose from a decrease of £6,461 million in the investment return on investments backing variable separate account liabilities from £10,254 million in 2013 to £3,793 million in 2014 and an increase in other investment return from negative £(240) million to positive £1,643 million. The primary driver for the decrease in investment return on investments backing variable annuity separate account liabilities as compared to 2013 was relatively less favourable movements in the US equity markets in 2014 on a larger separate account asset balance. The increase of £1,883 million in other investment return reflected the value movements in derivatives held to manage interest rate and equity risk exposures as discussed in note B1.2 to the consolidated financial statements in Item 18.

United Kingdom

The table below provides an analysis of investment return attributable to UK operations for the years presented:

	Year ended 31 December £m
	2015	2014*	2013*
Interest/dividend income	6,430	6,056	6,385
Investment (depreciation) appreciation and other investment return	(2,013)	10,495	3,130
Total	4,417	16,551	9,515

In Prudential’s UK operations, equities accounted for 28 per cent, 26 per cent and 25 per cent of the total investment portfolio as at 31 December 2015, 2014 and 2013, respectively. Debt securities comprised 51 per cent, 53 per cent and 54 per cent, respectively, with investment properties accounting for 8 per cent, 8 per cent and 7 per cent of the total investment portfolio in each respective year. The remaining 13 per cent, 13 per cent and 14 per cent of the total investment portfolio as at 31 December 2015 , 2014 and 2013, respectively, related to loans, deposits with credit institutions, investments in partnerships in investment pools and derivative assets. Within debt securities of £85 billion (2014: £89 billion; 2013: £84 billion) as at 31 December 2015, 68 per cent (2014: 70 per cent; 2013: 71 per cent) was comprised of corporate debt securities.

Interest and dividend income increased by £374 million from £6,056 in 2014 to £6,430 million in 2015, and decreased by £329 million from £6,385 million in 2013 to £6,056 in 2014.

The charge in investment depreciation and other investment return of £12,508 million from a gain £10,495 million in 2014 to a loss of £2,013 million in 2015 principally reflects negative valuation movement in debt securities due to rising bond yields and unfavourable equity market movements.

The increase in investment appreciation and other investment return of £7,365 million from £3,130 million in 2013 to £10,495 million in 2014 principally reflected value movement on debt securities due to falling bond yields partially offset by less favourable equity market movements.

Unallocated corporate and intragroup elimination

Investment return for unallocated corporate and intragroup elimination was negative £28 million in 2015 compared to the negative £91 million in 2014 and negative £76 million in 2013.

(c)	Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance

	Year ended 31 December £m
	2015	2014	2013
Asia operations*	(6,555)	(9,794)	(6,930)
US operations	(13,029)	(19,761)	(23,706)
UK operations*	(10,072)	(20,614)	(12,518)
Total	(29,656)	(50,169)	(43,154)
*	The Asia and UK benefits and claims exclude intra-group transactions.

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

Total benefit and claims and movements in unallocated surplus of with-profits funds decreased by £20,513 million in 2015 to a charge of £29,656 million compared to a charge of £50,169 million in 2014 and a charge of £43,154 million in 2013. The amounts of this year-on-year charge attributable to each of the underlying reasons as stated above are shown below.

Benefits and claims and movements in unallocated surplus of with-profits funds net of reinsurance can be further analysed as follows.

	Year ended 31 December £m
	2015	2014	2013
Claims incurred	(23,763)	(22,331)	(21,881)
Increase in policyholder liabilities	(5,395)	(27,774)	(19,724)
Movement in unallocated surplus of with-profits funds	(498)	(64)	(1,549)
Benefits and claims and movement in unallocated surplus	(29,656)	(50,169)	(43,154)

The charge for benefits and claims and movements in unallocated surplus, net of reinsurance of £29,656 million (2014: £50,169 million; 2013: £43,154 million) shown in the table above includes the effect of accounting for investment contracts without discretionary participation features (as defined by IFRS 4) in accordance with IAS 39 to reflect the deposit nature of the arrangement.

Additionally the movement in policyholder liabilities and unallocated surplus of with-profits funds represents the amount recognised in the income statement and therefore excludes the effect of foreign exchange translation differences on the policyholder liabilities of foreign subsidiaries and the movement in liabilities arising on acquisition and disposals of subsidiaries in the year.

The principal driver for variations in amounts allocated to policyholders is changes to investment return reflected in the statement of financial position measurement of liabilities for Prudential’s with-profits, SAIF and unit-linked policies (including US separate account business). In addition, for those liabilities under IFRS, in particular, liabilities relating to the UK annuity business (principally PRIL), where the measurement reflects the yields on assets backing the liabilities, the year-on-year changes in investment yields also contribute significantly to variations in the measurement of policyholder liabilities. The principal driver for variations in the change in unallocated surplus of with-profits funds is the value movements on the investment assets of the with-profits funds to the extent not reflected in policyholder liabilities.

The principal variations are for the increases or decreases in policyholder liabilities and movements in unallocated surplus of with-profits funds for each regional operation are discussed below.

Asia

In 2015, benefits and claims and movements in unallocated surplus of with-profits funds totalled £6,555 million, representing a decrease of £3,239 million compared to the charge of £9,794 million in 2014. In 2014, benefits and claims and movements in unallocated surplus of with-profits funds totalled £9,794 million, representing an increase of £2,864 million compared to the charge of £6,930 million in 2013.

The amounts of the year-on-year change attributable to each of the underlying reasons are shown below:

	Year ended 31 December £m
	2015	2014	2013
Claims incurred	(4,151)	(4,351)	(3,976)
Increase in policyholder liabilities	(2,074)	(5,463)	(2,699)
Movement in unallocated surplus of with-profits funds	(330)	20	(255)
Benefits and claims and movement in unallocated surplus	(6,555)	(9,794)	(6,930)

The growth in the policyholder liabilities in Asia over the three-year period partially reflected the strong growth in new business in the region. The variations in the increases or decreases in policyholder liabilities in individual years were, however, primarily due to movement in investment returns. This was as a result of asset value movements that are reflected in the unit value of the unit-linked policies, which represent a significant proportion of the Asia operations’ business. In addition, the policyholder liabilities of the Asia operations’ with-profits policies also fluctuated with the investment performance of the funds.

United States

Except for institutional products and certain term annuities which are classified as investment products under IAS 39 for the purpose of IFRS reporting, deposits into the US operations’ products are recorded as premiums, withdrawals and surrenders and are included in benefits and claims, and the resulting net movement is recorded under other reserve movements within benefits and claims. Benefits and claims also include interest credited to policyholders in respect of deposit products less fees charged on these policies.

In 2015, the accounting charge for benefits and claims decreased by £6,732 million to £13,029 million compared to £19,761 million in 2014. In 2014, the accounting charge for benefits and claims decreased by £3,945 million to £19,761 million compared to £23,706 million in 2013.

The amounts of the year-on-year change attributable to each of the underlying reasons are shown below:

	Year ended 31 December £m
	2015	2014	2013
Claims incurred	(9,688)	(8,506)	(7,560)
Increase in policyholder liabilities	(3,341)	(11,255)	(16,146)
Benefits and claims	(13,029)	(19,761)	(23,706)

The movements year-on-year in the claims incurred for the US operations as shown in the table above also included the effects of translating the US dollar results into pounds sterling at the average exchange rates for the relevant years.

The charges in each year comprise amounts in respect of variable annuity and other business. For variable annuity business, there are two principal factors that contribute to the variations in the charge, and for which the fluctuations in the years presented broadly offset each other. First, the investment return on the assets backing the variable annuity separate account liabilities changed to a £2,033 million debit in 2015 from a £3,793 million credit in 2014 and a £10,254 million credit in 2013 as shown in the section ‘Investment return (b) United States’ above. The second principal effect is the growth of the variable annuity business in force. This can be illustrated by the net cash flows of the US insurance operations’ variable annuity separate account liabilities in note C4.1(c) ‘Reconciliation of movement in policyholder liabilities’ to the consolidated financial statements in Item 18 of this annual report. The net flows of the variable annuity separate account liabilities shown in that note for 2015 were £7,887 million as compared with £7,974 million for 2014 and £7,986 million for 2013.

United Kingdom

Overall, benefits and claims and the movement in unallocated surplus recorded in the income statement was a charge of £10,072 million in 2015 compared to a £20,614 million charge in 2014 and a £12,518 million charge in 2013. The year-on-year changes attributable to each of the underlying reasons are shown below, together with a further analysis of the amounts included in respect of the movements in policyholder liabilities by type of business:

	Year ended 31 December £m
	2015	2014	2013
Claims incurred	(9,924)	(9,474)	(10,346)
Decrease/(increase) in policyholder liabilities
SAIF	752	366	780
PRIL	301	(2,157)	155
Unit-linked and other non-participating business	171	(3,536)	(1,616)
With-profits (excluding SAIF)	(1,204)	(5,729)	(197)
	20	(11,056)	(878)
Movement in unallocated surplus of with-profits funds	(168)	(84)	(1,294)
Benefits and claims and movement in unallocated surplus	(10,072)	(20,614)	(12,518)

Claims incurred in the UK operations in 2015 were £9,924 million, compared to £9,474 million in 2014 and £10,346 million in 2013.

As has been explained above, the principal driver for variations in amounts allocated to the policyholders is changes to investment returns.

In aggregate, as a result of the lower market returns in 2015 compared to 2014 there has been a corresponding impact on benefits and claims and movements in unallocated surplus of with-profits funds in the year, moving from a net charge of £20,614 million in 2014 to a net charge of £10,072 million in 2015. Conversely, the market returns in 2014 were more positive compared to 2013, resulting in a movement from a net charge of £12,518 million in 2013 to a net charge of £20,614 million in 2014.

SAIF is a ring-fenced fund with no new business written. The decrease in policyholder liabilities in SAIF reflects the underlying decreasing policyholder liabilities as the liabilities run off. The variations from year to year are, however, affected by the market valuation movement of the investments held by SAIF, which are wholly attributable to policyholders.

For PRIL, the decreases/(increases) in policyholder liabilities reflect the effect of altered investment yield reflected in the discount rate applied in the measurement of the liabilities, together with other factors such as changes in premium income for new business and altered assumptions.

For unit-linked business, the primary driver of the variations in the decreases/(increases) in the policyholder liabilities were due to the movement in the market value of the unit-linked assets as reflected in the unit value of the unit-linked policies.

The part of Prudential where variations in amounts attributed to policyholder liabilities and unallocated surplus are most significant is the UK with-profits business (excluding SAIF). As explained in note C4.2 to the consolidated financial statements in Item18, the liabilities for UK with-profits policyholders are determined on an asset-share basis that incorporates the accumulation of investment returns and all other items of income and outgoings that are relevant to each policy type. Accordingly, the movement in policyholder liabilities in the income statement will fluctuate with the investment return of the fund. Separately, the excess of assets over liabilities of the fund represents the unallocated surplus. This surplus will also fluctuate on a similar basis to the market value movement on the investment assets of the fund with the movement reflected in the income statement. In addition, other items of income and expenditure affect the level of movement in policyholder liabilities (to the extent reflected in assets shares) and unallocated surplus.

The correlation between total net income (loss) before benefits and claims and movement in unallocated surplus, on the one hand, and the (charge) credit for benefits and claims and movement in unallocated surplus, on the other, for the UK component of the PAC with-profits fund (excluding SAIF) is illustrated numerically by the following table each of the years presented. In summary, the correlation principally arises due to the following factors:

(a)	Investment return is included in full in the income statement and is attributable either to contracts or unallocated surplus.

(b)	Investment return, to the extent attributable to contracts, directly affects asset share liabilities, which are reflected in the income statement through changes in policyholder liabilities.

(c)	Investment return, to the extent attributable to unallocated surplus, forms the majority part of the movement in such surplus in the income statement.

	Year ended 31 December £m
	2015	2014	2013
Earned premiums, net of reinsurance(i)	6,507	3,007	3,801
Investment return	3,130	8,958	5,757
Other income	210	72	52
Acquisition costs and other expenditure	(1,318)	(961)	(1,025)
Share of profit from joint ventures	53	129	88
Tax charge	(148)	(440)	(308)
Total net income before benefit and claims and movement in unallocated surplus, net of reinsurance	8,434	10,765	8,365
Charges of:
Claims incurred	(6,745)	(6,115)	(6,681)
(Increase)/decrease in policyholder liabilities(i)	(1,307)	(4,366)	(197)
Movement in unallocated surplus of with-profits funds	(168)	(84)	(1,294)
Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	(8,220)	(10,565)	(8,172)
Shareholders’ profit after tax	214	200	193

Note

(i)	For the purposes of presentation in Prudential’s consolidated financial information, references to the UK with-profits fund also include, for convenience, the amounts attaching to Prudential’s UK Defined Charge Participating Sub-fund which includes the with-profits annuity business transferred to Prudential from the Equitable Life Assurance Society on 31 December 2007. Profits to shareholders emerge on a ‘charges less expenses’ basis and policyholders are entitled to 100 per cent of the investment earnings.

Separately, the cost of current year bonuses which is attributable to policyholders is booked within the movement in policyholder liabilities. One-ninth of the declared cost of policyholders’ bonus is attributable to shareholders and represents the shareholders’ profit. Both of these amounts, by comparison with the investment return, movement in other constituent elements of the change in policyholder liabilities and the change in unallocated surplus, are relatively stable from year to year.

In 2015, the income statement of the UK component of the PAC with-profits funds was charged with a transfer of £168 million to the unallocated surplus. This transfer, together with a corresponding transfer in the unallocated surplus of the Asia with-profits funds and the effect of exchange rate movements, resulted in an increase in Prudential’s unallocated surplus from £12.5 billion in 2014 to £13.1 billion in 2015. This movement reflected the net effect of changes in the value of assets, liabilities (incorporating policyholder bonuses and other elements of asset shares attributable to policyholders), and the shareholders’ share of the cost of bonuses for 2015.

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

(d)	Acquisition costs and other expenditure

	Year ended 31 December £m
	2015	2014	2013
Asia operations	(2,929)	(2,616)	(2,208)
US operations	(2,376)	(1,589)	(1,919)
UK operations	(2,917)	(2,580)	(2,790)
Unallocated corporate and intra-group elimination	14	33	56
Total	(8,208)	(6,752)	(6,861)

Total acquisition costs and other expenditure of £8,208 million in 2015 were 22 per cent higher than the £6,752 million incurred in 2014. Total acquisition costs and other expenditure of £6,752 million in 2014 were 2 per cent lower than the £6,861 million incurred in 2013.

Asia

Total acquisition costs and other expenditure for Asia in 2015 were £2,929 million compared to £2,616 million in 2014 and £2,208 million in 2013. The increase of £313 million from 2014 to 2015 and £408 million from 2013 to 2014 were due to increased acquisition costs, net of change in deferred acquisition costs, and increases in other operating expenses as the business continues to expand. The increase from 2014 to 2015 in these expenses was partially offset by a decrease in the charge for investment gains attributable to external unit-holders relating to investment funds managed on behalf of third parties which are consolidated but have no recourse to Prudential.

United States

Total acquisition costs and other expenditure for the US of £2,376 million in 2015 represented an increase of £787 million over the amount of £1,589 million in 2014. The £1,589 million in 2014 in turn represented a decrease of £330 million from the £1,919 million in 2013.

The increase of £787 million from 2014 to 2015 includes an exchange translation impact of £124 million. Excluding the currency volatility, total acquisition costs and other expenditure increased by £663 million from 2014 to 2015.

The year-on-year movements primarily reflected increases in the charge for acquisition costs in the income statement, net of change in deferred acquisition costs, of which an element is due to the amortisation attaching to the varying level of short-term fluctuations in investment returns in each year. In addition, operating expenses in 2015 have also increased primarily as a result of higher asset based commissions paid on the larger separate account balance.

United Kingdom

Total acquisition costs and other expenditure for the UK increased by 13 per cent from £2,580 million in 2014 to £2,917 million in 2015. In turn, total acquisition costs and other expenditure for the UK decreased by 8 per cent from £2,790 million in 2013 to £2,580 million in 2014.

The year-on-year movements were primarily affected by the changes in the charge for investment gains relating to funds managed on behalf of third parties which are consolidated but have no recourse to the Group, which increased by £361 million from £408 million in 2014 to £769 million in 2015 and conversely decreased by £331 million from 2013 to 2014.

Unallocated corporate and intra-group elimination

Other net expenditure represented a credit of £14 million in 2015, a credit of £33 million in 2014 and a credit of £56 million in 2013.

IFRS Shareholders’ Funds and Policyholder Liabilities

Movement on Shareholders’ Funds

The following table sets forth a summary of the movement in Prudential’s IFRS shareholders’ funds for 2015 and 2014:

Shareholders’ Funds	2015 £m	2014 £m
Profit after tax for the year	2,579	2,216
Exchange movements, net of related tax	118	220
Unrealised gains and losses on Jackson fixed income securities classified as available for sale, net of related changes to deferred acquisition costs and tax*	(629)	565
Dividends	(974)	(895)
Other	50	55
Net increase in shareholders’ funds	1,144	2,161
Shareholders’ funds at beginning of the year	11,811	9,650
Shareholders’ funds at end of the year	12,955	11,811
Shareholders’ value per share	504p	460p
Return on Shareholders’ funds**	27%	26%
*	Net of related changes to deferred acquisition costs and tax.
**	Operating profit after tax and non-controlling interests as percentage of opening shareholders’ funds.

In a period of currency volatility, UK sterling weakened relative to non-sterling currencies in particular the US dollar. With approximately 54 per cent of the Group’s IFRS net assets denominated in non-sterling currencies this generated a positive foreign exchange movement on net assets in the year. In addition, the increase in US 10-year treasury rate and higher spreads produced unrealised losses on fixed income securities held by Jackson that are accounted for as available-for-sale under IFRS.

Taking these non-operating movements into account, the Group’s IFRS shareholders’ funds at 31 December 2015 increased by 10 per cent to £13.0 billion (31 December 2014: £11.8 billion on an actual exchange rate basis).

Shareholder-backed policyholder liabilities and net liability flows*

	2015 £m				2014 £m
	Actual Exchange Rate				Actual Exchange Rate
	At 1 January 2015	Net liability flows**	Market and other movements	At 31 December 2015	At 1 January 2014	Net liability flows**	Market and other movements	At 31 December 2014
Asia	26,410	1,867	(433)	27,844	21,931	1,937	2,542	26,410
US	126,746	8,476	3,691	138,913	107,411	8,263	11,072	126,746
UK	55,009	(2,694)	509	52,824	50,779	(610)	4,840	55,009
Total Group	208,165	7,649	3,767	219,581	180,121	9,590	18,454	208,165
*	Includes Group’s proportionate share of the liabilities and associated flows of the insurance joint ventures in Asia.
**	Defined as movements in shareholder-backed policyholder liabilities arising from premiums (net of charges), surrenders/withdrawals, maturities and deaths.

Focusing on the business supported by shareholder capital, which generates the majority of the life profit, in the course of 2015 policyholder liabilities increased from £208.2 billion at the start of the year to £219.6 billion at 31 December 2015. The consistent addition of high-quality profitable new business and proactive management of the existing in-force portfolio underpins this increase, resulting in positive net flows4,5 into policyholder liabilities of £7.6 billion in 2015 driven by our US and Asia businesses. Net flows into our US business were £8.5 billion in 2015, reflecting continued success in attracting new variable annuity business. The consistency of our net flows into Asia is underpinned by our focus on recurring premium new business and strong customer retention. Across this business net liability flows continue to be positive at £1.9 billion. Net outflows in the UK are partly due to the impact of large investment only corporate pension schemes transfers combined with annuity payments that are no longer offset by new business inflows following the reduction in retail annuity sales. Positive foreign currency translation effects together with favourable investment market and other movements have contributed a further £3.8 billion to the increase in policyholder liabilities since the start of the year.

Other Results Based Information

Funds under Management

(a)	Summarynote (i)

	2015 £bn	2014 £bn
Business area:
Asia operations	54.0	49.0
US operations	134.6	123.6
UK operations	168.4	169.0
Prudential Group funds under managementnote (i)	357.0	341.6
External fundsnote (ii)	151.6	154.3
Total funds under management	508.6	495.9

Notes

(i)	Prudential Group funds under management of £357.0 billion (2014: £341.6 billion) comprise:

	2015 £bn	2014 £bn
Total financial investments per the consolidated statement of financial position	352.0	337.4
Less: investments in joint ventures and associates accounted for using the equity method	(1.0)	(1.0)
Investment properties which are held for sale or occupied by the Group (included in other IFRS captions)	0.4	0.3
Internally managed funds held in joint ventures	5.6	4.9
Prudential Group funds under management	357.0	341.6

(ii)	External funds shown above as at 31 December 2015 of £151.6 billion (2014: £154.3 billion) comprise £162.7 billion (2014: £167.2 billion) of funds managed by M&G and Eastspring Investments as shown in note (b) below less £11.1 billion (2014: £12.9 billion) that are classified within Prudential Group’s funds.

(b)	Investment products – external funds under management

	2015 £m			2014 £m
	Eastspring Investments note	M&G	Group total	Eastspring Investments note	M&G	Group total
1 January	30,133	137,047	167,180	22,222	125,989	148,211
Market gross inflows	110,396	33,626	144,022	82,440	38,017	120,457
Redemptions	(103,360)	(40,634)	(143,994)	(77,001)	(30,930)	(107,931)
Market exchange translation and other movements	(882)	(3,634)	(4,516)	2,472	3,971	6,443
31 December	36,287	126,405	162,692	30,133	137,047	167,180

Note

The £162.7 billion (2014: £167.2 billion) investment products comprise £156.7 billion (2014: £162.4 billion) plus Asia Money Market Funds of £6.0 billion (2014: £4.8 billion)

(c)	M&G and Eastspring Investments—total funds under management

	Eastspring Investments		M&G
	2015 £bn	2014 £bn	2015 £bn	2014 £bn
	note	note
External funds under management	36.3	30.1	126.4	137.0
Internal funds under management	52.8	47.2	119.7	127.0
Total funds under management	89.1	77.3	246.1	264.0

Note

The external funds under management for Eastspring Investments include Asia Money Market Funds at 31 December 2015 of £6.0 billion (2014: £4.8 billion).

Foreign currency source of IFRS key metrics

The tables below show the Group’s key IFRS analysis by contribution by currency group:

IFRS 2015 results

	Pre-tax operating profit % notes (2),(3),(4)	Shareholders’ funds % notes (2),(3),(4)
US$ linked(1)	16	14
Other Asia currencies	17	19
Total Asia	33	33
UK sterling(3),(4)	25	46
US$ (4)	42	21
Total	100	100

Notes

(1)	US$ linked—comprising the Hong Kong and Vietnam operations where the currencies are pegged to the US dollar and the Malaysia and Singapore operations where the currencies are managed against a basket of currencies including the US dollar.
(2)	Includes long-term, asset management business and other businesses.
(3)	For operating profit and shareholders’ funds, UK sterling includes amounts in respect of central operations as well as UK insurance operations and M&G.
(4)	For shareholders’ funds, the US$ grouping includes US$ denominated core structural borrowings. Sterling operating profits include all interest payable as sterling denominated, reflecting interest rate currency swaps in place.

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

After making sufficient enquiries the directors of Prudential have a reasonable expectation that the Company and the Group have adequate resources to continue their operations for a period of at least 12 months from the date that the financial statements are approved.

Overview

Prudential’s balance sheet remains conservatively positioned, our Group solvency under the Insurance Groups Directive (IGD) is robust and our Solvency II outcome, following approval by the Prudential Regulation Authority of our internal model in December 2015, underscores the strength and resilience of the Group’s capital position.

We continue to operate with a strong solvency position, while maintaining high levels of liquidity and capital generation, which we accomplish through our capital discipline, the effectiveness of our hedging activities, our low direct Eurozone exposure, the minimal level of credit impairments and the natural offsets in our portfolio of businesses. The estimated Group Solvency II capital surplus(30),(31) at 31 December 2015 is £9.7 billion, which is equivalent to a Group solvency ratio of 193 per cent.

Further information on the Group’s capital position is provided in the Capital Management section of Item 4.

Group and holding company cash flow

Prudential’s consolidated cash flow includes the movement in cash included within both policyholders’ and shareholders’ funds, such as cash in the with-profits fund. Prudential therefore believes that it is more relevant to consider individual components of the movement in holding company cash flow which relate solely to the shareholders.

We continue to manage cashflows across the Group with a view to achieving a balance between ensuring sufficient remittances are made to service central requirements (including paying the external dividend) and maximising value to shareholders through retention and reinvestment of capital in business opportunities.

Operating holding company cash flow for 2015 before the shareholder dividend was £1,271 million, £142 million higher than 2014. After deducting the shareholder dividend the operating holding company cash flow was £297 million (2014: £234 million).

Cash remittances to the Group from business units

Cash remitted by the business units to the corporate centre in 2015 increased by 10 per cent to £1,625 million with significant contributions from each of our four major business operations. Asia’s remittances increased to £467 million from £453 million and included the proceeds from the sale of the Japan Life business of £42 million. The higher remittances from the US of £470 million in 2015 (2014: £415 million) reflect Jackson’s disciplined approach to growing this business and its effective risk management. The remittances from the UK are in line with 2014 and we continue to invest in upgrading our UK pre and postretirement customers propositions. M&G’s remittances of £302 million and Prudential Capital’s remittances of £55 million reflected the level of post-tax earnings delivered in the year.

(30)	The methodology and assumptions used in calculating the Solvency II capital results are set out in the Solvency II capital position at 31 December 2015 section within Item 4_Capital Management. The Group Solvency II capital ratio is based on output from the Group’s Solvency II internal model, approved by Prudential Regulation Authority in December 2015.
(31)	Before allowing for second interim ordinary and special dividends.

Net central outflows and other movements

Net central outflows stayed constant at £354 million in 2015 (2014: £353 million), with similar corporate costs and lower net interest payments offset by lower tax received.

Cash remitted to the Group in 2015 was used to meet central costs of £354 million (2014: £353 million), pay the dividends and finance the second of three up-front payments for the renewal of the distribution agreement with Standard Chartered Bank. The issue of hybrid debt in June 2015 raised £590 million. Reflecting these movements in the year, total holding company cash at the end of 2015 was £2,173 million compared to £1,480 million at the end of 2014.

Dividend payments

The total cost of dividends settled by Prudential was £974 million and £895 million for the years ended 31 December 2015 and 2014, respectively.

The Board has decided to increase the full year ordinary dividend by 5 per cent to 38.78 pence per share, reflecting the continued strong financial performance of the Group in 2015. In line with this, the directors have approved a second interim ordinary dividend of 26.47 pence per share (2014: final dividend of 25.74 pence), which brings the total ordinary dividend for the year to 38.78 pence (2014: 36.93 pence). In addition, the Board has decided to award a special dividend of 10 pence per share reflecting the additional contribution to earnings from the specific management actions taken to position the balance sheet more efficiently under the new Solvency II regime.

Although the Board has been able to approve a special dividend of 10 pence per share in 2015, the Group’s dividend policy remains unchanged. The Board will maintain its focus on delivering a growing ordinary dividend, which will continue to be determined after taking into account the Group’s financial flexibility and our assessment of opportunities to generate attractive returns by investing in specific areas of the business. The Board believes that in the medium term a dividend cover of around two times is appropriate.

Debt service costs

Debt service costs charged to profit in respect of core borrowings paid by Prudential in 2015 were £312 million compared with £341 million in 2014. Of total consolidated borrowings of £5,011 million as at 31 December 2015, the parent company had core borrowings of £4,567 million outstanding, all of which have contractual maturity dates of more than five years.

Liquidity sources

The parent company including the central finance subsidiaries held cash and short-term investments of £2,173 million, £1,480 million and £2,230 million as at 31 December 2015, 2014 and 2013, respectively. The sources of cash in 2015 included dividends, loans and interest received from operating subsidiaries. Prudential received £1,726 million in cash remittances from business units in 2015, compared to £1,595 million received in 2014 and £1,451 million received in 2013. These remittances primarily comprise dividends from business units and the shareholders’ statutory transfer from the PAC long-term with-profits fund (UK Life Fund) relating to earlier bonus declarations. Offset against these cash remittances were £101 million, £113 million and £110 million of capital invested in 2015, 2014 and 2013, respectively. Overall net remittances from business units had increased from £1,482 million in 2014 to £1,625 million in 2015.

Shareholders’ statutory transfer

In 2015, PAC declared a total surplus of £2,208 million from PAC’s primary with-profits sub-fund, of which £1,994 million was added to with-profits policies and £214 million was distributed to shareholders. In 2014, PAC declared a total surplus of £2,012 million from PAC’s primary with-profits sub-fund, of which £1,812 million was added to with-profits policies and £200 million was distributed to shareholders. In 2013, PAC declared a total surplus of £2,134 million from PAC’s primary with-profits sub-fund, of which £1,922 million was added to with-profits policies and £212 million was distributed to shareholders.

Dividends, loans and interest received from subsidiaries

Under UK company law, dividends can only be paid if a company has distributable reserves sufficient to cover the dividend. In PAC, Prudential’s largest operating subsidiary, distributable reserves arise from the emergence of profits from the company’s long-term business. For the company’s with-profits business the profits reflect the profit transfer to shareholders that occurs upon the declaration of bonuses to policyholders of with-profit products. See ‘Shareholders’ statutory transfer’ above. Prudential’s insurance and fund management subsidiaries’ ability to pay dividends and loans to the parent company is restricted by various laws and regulations. Jackson is subject to state laws that limit the dividends payable to its parent company. Dividends in excess of these limitations generally require approval of the state insurance commissioner. The table below shows the dividends, loans and other amounts received by Prudential from the principal operating subsidiaries for 2015 and 2014:

	Dividends, loan and interest received in:
	2015 £m	2014 £m
Asia operations	568	513
US operations	470	415
UK Insurance operations (mainly PAC)	331	325
M&G and Prudential Capital	357	342
Total	1,726	1,595

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

Corporate transactions

Entrance into Uganda life insurance market

In June 2015, we completed the acquisition of Ugandan company Goldstar Life Assurance and signed a long-term co-operation agreement with Crane Bank of Uganda. In January 2016 we announced entry into Zambia via our acquisition of Professional Life Assurance, which is expected to complete shortly.

Shareholders’ net core structural borrowings

	31 December
	2015 £m	2014 £m
Shareholders’ borrowings in holding company	4,567	3,869
Prudential Capital	275	275
Jackson surplus notes	169	160
Total	5,011	4,304
Less: Holding company cash and short-term investments	(2,173)	(1,480)
Net core structural borrowings of shareholder-financed operations	2,838	2,824

Our financing and liquidity position remained strong throughout the year. Our central cash resources amounted to £2.2 billion at 31 December 2015, compared with £1.5 billion at the end of 2014, and we currently retain a further £2.6 billion of untapped committed liquidity facilities.

On an IFRS basis the Group’s core structural borrowings at 31 December 2015 were £5,011 million (31 December 2014: £4,304 million on an actual exchange rate basis) and comprised £4,567 million (31 December 2014: £3,869 million on an actual exchange rate basis) of debt held by the holding company, and £444 million (31 December 2014: £435 million on an actual exchange rate basis) of debt held by the Group’s subsidiaries, Prudential Capital and Jackson. In June 2015, Prudential issued £600 million 5.0 per cent tier 2 subordinated notes, increasing funds available for general corporate purposes.

In addition to its net core structural borrowings of shareholder-financed operations set out above, the Group also has access to funding via the money markets and has in place an unlimited global commercial paper programme. As at 31 December 2015, we had issued commercial paper under this programme, totalling £138 million and US$1,428 million, to finance non-core borrowings.

Prudential’s holding company currently has access to £2.6 billion of syndicated and bilateral committed revolving credit facilities, provided by 19 major international banks, expiring in 2020. Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at 31 December 2015. The medium-term note programme, the SEC registered US shelf programme, the commercial paper programme and the committed revolving credit facilities are all available for general corporate purposes and to support the liquidity needs of Prudential’s holding company and are intended to maintain a strong and flexible funding capacity.

Prudential manages the Group’s core debt within a target level consistent with its current debt ratings. At 31 December 2015, the gearing ratio (debt, net of cash and short-term investments, as a proportion of IFRS shareholders’ funds plus net debt) was 18 per cent, compared to 19 per cent at 31 December 2014. Prudential plc has strong debt ratings from Standard & Poor’s, Moody’s and Fitch. Prudential plc’s long-term senior debt is rated A+, A2 and A from Standard & Poor’s, Moody’s and Fitch, while short-term ratings are A-1, P-1 and F1 respectively. The Prudential Assurance Company Limited was downgraded by Moody’s in September 2015 from Aa2 to Aa3. All ratings on Prudential and its subsidiaries are on stable outlook.

The financial strength of The Prudential Assurance Company Limited is rated AA by Standard & Poor’s, Aa3 by Moody’s and AA by Fitch.

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

Under Solvency I basis, as at 31 December 2015, 2014 and 2013, PAC’s long-term fund assets in excess of its minimum capital requirements were £20,074 million, £21,564 million and £20,956 million, respectively. The ‘with-profits’ insurance capital component of the enhanced capital requirement, as at 31 December 2015, 2014 and 2013 amounted to £8,933 million, £10,998 million and £9,674 million respectively. Under Solvency II basis, PAC has an estimated Solvency II surplus of £3.3 billion in respect of its shareholder business, equivalent to a ratio of 146 per cent. Separately the UK with-profits funds had an estate value of £7.6 billion(32), covering its Solvency II capital requirements approximately 1.75 times.

(32)	Representing Solvency II own funds of the UK with-profits funds.

M&G

The principal liquidity source for M&G is fee income for managing retail, institutional and the internal investment funds of Prudential’s UK operations. The principal liquidity requirements are for operating expenses and to meet CASS requirements. Amounts are distributed to the parent company after considering capital requirements. Capital requirements are driven by fixed operating expenses. As at 31 December 2015, M&G met the relevant regulatory requirements.

US life insurance

The liquidity sources for Jackson are its cash, short-term investments and publicly traded bonds, premium income deposits received on certain annuity and institutional products, investment income, repurchase agreements, utilisation of a short-term borrowing facility with the Federal Home Loan Bank of Indianapolis and capital contributions from the parent company.

Liquidity requirements are principally for purchases of new investments and businesses, repayment of principal and interest on debt, payments of interest on surplus notes, funding of insurance product liabilities including payments for policy benefits, surrenders, maturities and new policy loans, and funding of expenses including payment of commissions operating expenses and taxes. As at 31 December 2015, Jackson’s outstanding notes and bank debt included:

•	US$98 million of bank loans collaterised by mortgage-related securities and mortgage loans from the Federal Home Loan Bank of Indianapolis,

•	US$249 million of surplus notes maturing in 2027.

Significant increases in interest rates and disintermediation can create sudden increases in surrender and withdrawal requests by policyholders and contract holders. Other factors that are not directly related to interest rates can also give rise to disintermediation risk, including but not limited to changes in ratings from rating agencies, general policyholder concerns relating to the life insurance industry (eg the unexpected default of a large, unrelated life insurer) and competition from other products, including non-insurance products such as mutual funds, certificates of deposit and newly developed investment products. Most of the life insurance, annuity and institutional products Jackson offers permit the policyholder or contract holder to withdraw or borrow funds or surrender cash values. At 31 December 2015, a majority of Jackson’s fixed annuity reserves include policy restrictions such as surrender charges and market value adjustments to discourage early withdrawal of policy and contract funds.

Jackson uses a variety of asset-liability management techniques to provide for the orderly provision of cash flow from investments and other sources as policies and contracts mature in accordance with their normal terms. Jackson’s principal sources of liquidity to meet unexpected cash outflows associated with sudden and severe increases in surrenders and withdrawals are its portfolio of liquid assets and its net operating cash flows. As at 31 December 2015, the portfolio of cash, short-term investments and publicly traded bonds and equities amounted to US$45.8 billion. Operating net cash inflows for Jackson in 2015 were US$3.3 billion.

As at 31 December 2015, the statutory capital and surplus of Jackson was US$4.7 billion, which was in excess of the requirements set out under Michigan insurance law. Jackson is also subject to risk-based capital guidelines that provide a method to measure the adjusted capital that a life insurance company should have for regulatory purposes, taking into account the risk characteristics of Jackson’s investments and products. As at 31 December 2015, Jackson’s total risk based capital ratio under the National Association of Insurance Commissioners’ definition exceeded the Michigan standards.

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

The derivative assets are included in ‘other investments’ in the statement of financial position and are used for efficient portfolio management to obtain cost effective and efficient management of exposure to various markets in accordance with the Group’s investment strategies and to manage exposure to interest rate, currency, credit and other business risks. The Group also uses interest rate derivatives to reduce exposure to interest rate volatility. In particular:

•	UK with-profits funds use derivatives for efficient portfolio management or reduction in investment risks. For UK annuity business derivatives are used to assist with asset and liability cash flow matching.
•	US operations and some of the UK operations hold large amounts of interest-rate sensitive investments that contain credit risks on which a certain level of defaults is expected. These businesses have purchased some swaptions to manage the default risk on certain underlying assets and hence reduce the amount of regulatory capital held to support the assets; and
•	Some products, especially in the US, have guarantee features linked to equity indices. A mismatch between guaranteed product liabilities and the performance of the underlying assets exposes the Group to equity index risk. In order to mitigate this risk, the relevant business units purchase swaptions, equity options and futures to better match asset performance with liabilities under equity-indexed products.

The principal types of derivatives used by Jackson and their purpose are as follows:

Derivative	Purpose
Interest rate swaps	These generally involve the exchange of fixed and floating payments over the period for which Jackson holds the instrument without an exchange of the underlying principal amount. These agreements are used for hedging purposes.
Swaption contracts	These contracts provide the purchaser with the right, but not the obligation, to require the writer to pay the present value of a long-duration interest rate swap at future exercise dates. Jackson both purchases and writes swaptions in order to hedge against significant movements in interest rates.
Equity index futures contracts and equity index options	These derivatives (including various call and put options and interest rate contingent options) are used to hedge Jackson’s obligations associated with its issuance of certain VA guarantees. Some of these annuities and guarantees contain embedded options which are fair valued for financial reporting purposes.
Cross-currency swaps	Cross-currency swaps, which embody spot and forward currency swaps and additionally, in some cases, interest rate swaps and equity index swaps, are entered into for the purpose of hedging Jackson’s foreign currency denominated funding agreements supporting trust instrument obligations.
Credit default swaps	These swaps, represent agreements under which Jackson has purchased default protection on certain underlying corporate bonds held in its portfolio. These contracts allow Jackson to sell the protected bonds at par value to the counterparty if a default event occurs in exchange for periodic payments made by Jackson for the life of the agreement. Jackson does not write default protection using credit derivatives.

Commitments

The Group has provided, from time to time, certain guarantees and commitments to third-parties including funding the purchase or development of land and buildings and other related matters. The contractual obligations to purchase or develop investment properties at 31 December 2015 were £409 million.

At 31 December 2015, Jackson has unfunded commitments of £299 million related to its investments in limited partnerships and £64 million related to commercial mortgage loans. These commitments were entered into in the normal course of business and the Company does not expect a material adverse impact on the operations to arise from them.

Contractual obligations

Contractual obligations with specified payment dates as at 31 December 2015 were as follows:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	£m
Policyholder liabilities(i)	512,875	30,014	58,547	56,047	368,267
Long-term debt(ii)	5,011	-	275	-	4,736
Other borrowings(ii)	3,292	1,430	992	68	802
Capital lease obligations	78	4	7	7	60
Operating lease obligations	445	98	150	81	116
Purchase obligations(iii)	772	655	117	-	-
Obligations under funding, securities lending and sale and repurchase agreements	3,765	3,765	-	-	-
Other long-term liabilities(iv)	8,581	8,200	195	66	141
Total	534,819	44,166	60,283	56,269	374,122

	£m	£m
Reconciliation to consolidated statement of financial position:
Total contractual obligations per above		534,819
Difference between policyholder liabilities per above (based on undiscounted cash flows) and total policyholder liabilities and unallocated surplus of with-profits funds per balance sheet:
Total policyholder liabilities and unallocated surplus of with-profits funds per the consolidated statement of financial position	335,614
Policyholder liabilities (undiscounted) per above	(512,875)	(177,261)
Other short-term/non-contractual obligations:
Current tax liabilities	325
Deferred tax liabilities	4,010
Accruals and deferred income	952
Other creditors (excluding capital and operating lease obligations and purchase obligations)	3,581
Derivative liabilities	3,119
Other liabilities	4,588	16,575
Other items		(104)
Total liabilities per consolidated statement of financial position		374,029

Notes

(i)	Amounts shown in respect of policyholder liabilities represent estimated undiscounted cash flows for Prudential’s life assurance contracts. In determining the projected payments, account has been taken of the contract features, in particular that the amount and timing of policyholder benefit payments reflect either surrender, death, or contract maturity. In addition, the undiscounted amounts shown include the expected payments based on assumed future investment returns on assets backing policyholder liabilities. The projected cash flows exclude the unallocated surplus of with-profits funds. As at 31 December 2015, on the IFRS basis of reporting, the unallocated surplus was £13,096 million. The unallocated surplus represents the excess of assets over liabilities, including policyholder ‘asset share’ liabilities, which reflect the amount payable under the realistic Peak 2 reporting regime of the PRA. Although accounted for as a liability, as permitted by IFRS 4, there is currently no expected payment date for the unallocated surplus.

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

(iii)	Comprising unfunded commitments for investments in limited partnerships of £299 million (2014: £332 million) and unfunded commitments related to mortgage loans of £64 million (2014: £73 million) and commitments to purchase or develop investment properties of £409 million (2014: £232 million).

(iv)	Amounts due in less than one year include amounts attributable to unit holders of consolidated unit trusts and similar funds of £7,873 million.

Group consolidated cash flows

The discussion that follows is based on the consolidated statement of cash flows prepared under IFRS and presented in Item 18 of this Form 20-F.

Net cash inflows in 2015 were £1,390 million. This amount comprised inflows of £2,533 million from operating activities less outflows of £469 million from investing activities less outflows of £674 million from financing activities.

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

The Group held cash and cash equivalents of £7,782 million at 31 December 2015 compared with £6,409 million and £6,785 million at 31 December 2014 and 2013, respectively.

Item 6. Directors, Senior Management and Employees

The Prudential Board consists of 17 directors as at 7 April 2016.

Set forth below are the names, ages, positions, business experience and principal business activities performed by the current Directors, as well as the dates of their initial appointment to the Prudential Board. This includes those Directors who joined the Board up to the date of filing. Ages are given as at 7 April 2016.

Board of Directors

Paul Manduca, 64 Chairman Appointment: October 2010 Chairman: July 2012 Committees: Nomination (Chair)

Paul is the Chairman of the Board. He initially joined the Board as the Senior Independent Director and member of the Audit and Remuneration Committees, and latterly, the Nomination Committee.

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

Other appointments

Paul is a member of the Securities Institute and Chairman of Henderson Diversified Income Limited. In 2015, Paul became Chairman of TheCityUK’s Advisory Council and Chairman of the Templeton Emerging Markets Investment Trust (TEMIT).

Michael Wells, 55 Group Chief Executive Appointment: January 2011 Group Chief Executive: June 2015

Mike is Group Chief Executive, a position he has held since June 2015.

Relevant skills and experience

Mike joined Jackson National Life Insurance Company (Jackson), the North American unit of Prudential, in 1995, and became Chief Operating Officer and Vice-Chairman in 2003. In 2011 he was appointed President and Chief Executive Officer of Jackson, and joined the Board of Prudential.

Mike began his career at the brokerage house Dean Witter going on to become a managing director at Smith Barney Shearson. At Jackson, Mike was responsible for the establishment of the broker-dealer network National Planning Holdings and the development of Jackson’s market-leading range of variable annuities. He was also part of the Jackson teams that purchased and successfully integrated a savings institute, three broker dealers and two life companies.

Executive Directors

Nicolaos Nicandrou ACA, 50 Chief Financial Officer Appointment: October 2009

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

Penelope James ACA, 46 Group Chief Risk Officer Appointment: September 2015

Penny is the Group Chief Risk Officer, a position she has held since September 2015.

Relevant skills and experience

Penny joined Prudential in 2011 as the Director of Group Finance, a position she held until her appointment to the Board. Before joining Prudential, Penny was Group Chief Financial Officer of Omega Insurance Holdings, a company formerly listed on the Main Market of the London Stock Exchange. She previously held a number of senior finance positions during her 12 years with Zurich Financial Services, most recently serving as Chief Financial Officer of the UK General Insurance Division. Penny qualified as a chartered accountant with Coopers & Lybrand Deloitte (now part of PwC) prior to joining Zurich.

Other appointments

In January 2015, Penny was appointed as a non-executive director of Admiral Group plc and is a member of Admiral’s audit committee.

John Foley, 59 Executive Director Appointment: January 2016

John is Chief Executive of Prudential UK & Europe, a position he has held since January 2016.

Relevant skills and experience

John joined Prudential as Deputy Group Treasurer in 2000, before being appointed Managing Director, Prudential Capital, and Group Treasurer in 2001. He was appointed Chief Executive, Prudential Capital, and to the Group Executive Committee in 2007. John was appointed Group Chief Risk Officer and joined the Prudential plc Board in 2011. In 2013, he was appointed to the new role of Group Investment Director, leaving the Board but remaining a member of the Group Executive Committee. He was appointed as Interim Chief Executive of Prudential UK & Europe in October 2015. Before joining Prudential, he spent three years with National Australia Bank as General Manager, Global Capital Markets. John began his career at Hill Samuel & Co. Limited where, over a 20-year period, he worked in every division of the bank, culminating in senior roles in risk, capital markets and treasury of the combined TSB and Hill Samuel Bank.

Michael McLintock, 55 Executive Director Appointment: September 2000

Michael is the Chief Executive of M&G, a position he held at the time of M&G’s acquisition by Prudential in 1999.

Relevant skills and experience

Michael joined M&G in 1992. He also served on the Board of Close Brothers as a non-executive director from 2001 to 2008.

Other appointments

Michael has been a Trustee of the Grosvenor Estate since October 2008 and was appointed as a non-executive director of Grosvenor Group Limited in March 2012. He has been a member of the Finance Committee of the MCC since October 2005. Michael was appointed to The Takeover Appeal Board on 1 March 2016.

Barry Stowe, 58 Executive Director Appointment: November 2006

Barry is Chairman and Chief Executive Officer of the North American Business Unit, a position he has held since June 2015. The North American Business Unit comprises Jackson, Curian Capital, Jackson National Asset Management, PPM America and National Planning Holdings.

Relevant skills and experience

Barry was the Chief Executive of Prudential Corporation Asia from October 2006 to June 2015. Before joining Prudential, Barry was President, Accident & Health Worldwide for AIG Life Companies. He joined AIG in 1995 after having held senior positions at Pan-American Life and Willis in the United States.

Other appointments

Barry is a member of the Board of Directors of the International Insurance Society.

Tony Wilkey, 56 Executive Director Appointment: June 2015

Tony is Chief Executive of Prudential Corporation Asia, a position he has held since June 2015.

Relevant skills and experience

Tony joined Prudential in 2006 as Chief Executive of Prudential Corporation Asia’s network of life insurance operations in Asia across 12 markets, a position he held until his appointment to the Board. Under Tony’s leadership, Prudential’s life insurance operations grew into significant market-leading positions. Before he joined Prudential, Tony served as Chief Operating Officer of American International Assurance (AIA), based in Hong Kong, overseeing AIA’s life companies in South-east Asia.

Non-Executive Directors

The Hon. Philip Remnant CBE FCA, 61 Senior Independent Director Appointment: January 2013 Committees: Audit, Nomination and Remuneration

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

Other appointments

Philip is a Deputy Chairman of the Takeover Panel, a non-executive director of Severn Trent plc (since March 2014) and Senior Independent Director of UK Financial Investments Limited. Philip is also Chairman of City of London Investment Trust plc (since 2011). Philip is Chairman of M&G Group Limited, a subsidiary of the Company.

Sir Howard Davies, 65 Non-executive Director Appointment: October 2010 Committees: Risk (Chair), Audit and Nomination

Relevant skills and experience

Sir Howard has a wealth of experience in the financial services industry, across civil service, consultancy, asset management, regulatory and academia. Sir Howard was previously Chairman of the Phoenix Group and an independent director of Morgan Stanley Inc.

Other appointments

Sir Howard is Chairman of the Royal Bank of Scotland and a Professor at Institut d’Études Politiques (Sciences Po). He is Chairman of the International Advisory Board of the China Securities Regulatory Commission and a member of the International Advisory Board of the China Banking Regulatory Commission.

Ann Godbehere FCPA FCGA, 60 Non-executive Director Appointment: August 2007 Committees: Audit (Chair), Nomination and Risk

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

Other appointments

Ann is a non-executive director of British American Tobacco p.l.c., Rio Tinto plc, Rio Tinto Limited, UBS Group AG and UBS AG.

Alexander (Alistair) Johnston CMG FCA, 63 Non-executive Director Appointment: January 2012 Committees: Audit

Alistair will retire from the Board with effect from the close of the Company’s 2016 Annual General Meeting on 19 May 2016.

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

Other Appointments

Alistair is a Visiting Professor at Cass Business School, a Trustee of the Design Museum in London and a Trustee of The Royal Academy of Arts.

David Law ACA, 55 Non-executive Director Appointment: September 2015 Committees: Audit

Relevant skills and experience

David began his career at PwC, where he worked in a variety of roles in the United Kingdom, Switzerland and Hong Kong. He was the Global Leader of PwC’s insurance practice, a Partner in PwC’s UK firm and worked as the Lead Audit Partner for multinational insurance companies until his retirement on 30 June 2015. David has also been responsible for PwC’s insurance and investment management assurance practice in London and the firm’s Scottish assurance division.

Other appointments

David is a Director of L&F Holdings Limited and Chief Executive of L&F Indemnity Limited, the professional indemnity captive insurance group that serves the PricewaterhouseCoopers network and its member firms.

Kaikhushru Nargolwala FCA, 65 Non-executive Director Appointment: January 2012 Committees: Remuneration and Risk

Relevant skills and experience

Kai was a non-executive director of Singapore Telecommunications Limited until July 2015. He was also non-executive Chairman of Credit Suisse Asia Pacific until December 2011, having joined Credit Suisse in 2008 as a member of the Executive Board and CEO of the Asia Pacific region. From 1998 to 2007, Kai worked for Standard Chartered PLC where he was a Group Executive Director responsible for Asia Governance and Risk. Prior to that, he spent 19 years at Bank of America and from 1990 was based in Asia as Group Executive Vice President and Head of the Asia Wholesale Banking Group. From 2004 to 2007, he was a non-executive director at Tate & Lyle plc and at Visa International, where he served on the Asia Pacific Board.

Other appointments

Kai is a member of the Board of the Casino Regulatory Authority of Singapore, a non-executive director of PSA International Pte. Limited and a director and Chairman of Clifford Capital Pte. Limited. Kai was appointed as a director of Credit Suisse Group AG in April 2013 and became a member of the Singapore Capital Markets Committee of the Monetary Authority of Singapore in January 2014. Kai is also Chairman of Prudential Corporation Asia Limited, a subsidiary of the Company.

Anthony Nightingale CMG SBS JP, 68 Non-executive Director Appointment: June 2013 Committees: Remuneration (Chair) and Nomination

Relevant skills and experience

Anthony was Managing Director of the Jardine Matheson Group from 2006 to 2012. He joined that Group in 1969 and held a number of senior positions before joining the Board of Jardine Matheson Holdings in 1994.

Other appointments

Anthony is now a non-executive director of Jardine Matheson Holdings and of other Jardine Matheson group companies. These include Dairy Farm, Hongkong Land, Jardine Cycle & Carriage, Jardine Strategic and Mandarin Oriental. Anthony is also a commissioner of Astra International and a non-executive director of Schindler Holding Limited, Vitasoy International Holdings Limited and Shui On Land Limited. He is a Hong Kong representative to the APEC Business Advisory Council and Chairman of The Hong Kong-APEC Trade Policy Study Group. He is also a member of the Securities and Futures Commission Committee on Real Estate Investment Trusts, a council member of the Employers’ Federation of Hong Kong, a member of the UK-ASEAN Business Council Advisory Panel and a non-official member of the Commission on Strategic Development in Hong Kong.

Alice Schroeder, 59 Non-executive Director Appointment: June 2013 Committees: Audit

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

Other appointments

Alice is a non-executive director of Bank of America Merrill Lynch International, CEO and Chairman of WebTuner Corp. and a member of WomenCorporateDirectors.

Lord Turner, 60 Non-executive Director Appointment: September 2015 Committees: Risk

Relevant skills and experience

Lord Turner began his career with McKinsey & Co, where he advised companies across a range of industries. He has served as Director-General of the Confederation of British Industry, Vice-Chairman of Merrill Lynch Europe, Chairman of the Pensions Commission and as a non-executive director of Standard Chartered Bank. Lord Turner was Chairman of the UK’s Financial Services Authority (FSA), a member of the international Financial Stability Board and a non-executive director of the Bank of England between 2008 and 2013.

Other appointments

Lord Turner has been a crossbench member of the House of Lords since 2005. He is also a non-executive director of OakNorth Bank, Chairman of the Institute for New Economic Thinking, a Visiting Professor at both the London School of Economics and the Cass Business School, and a Visiting Fellow at Nuffield College, Oxford University.

Other Executive Officers

The heads of Prudential’s business units, Prudential UK & Europe, M&G, Jackson National Life Insurance Company and Prudential Corporation Asia, are also directors of Prudential as set forth above. For information relating to the compensation paid or accrued to all Prudential directors see Item 6, ‘Compensation’.

Compensation

Summary of Directors’ remuneration policy

The Company’s Directors’ remuneration policy was approved by shareholders at the 2014 AGM. This policy came into effect following the AGM on 15 May 2014 and will apply for a period of three years unless shareholders approve a revised policy within that time.

The pages that follow present a summary of the Directors’ remuneration policy.

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

In specific circumstances, the Committee also has the power to recover all (or part of) bonuses for a period after they are awarded to executives. These clawback powers apply to the cash and deferred elements of 2015 and subsequent bonuses made in respect of performance in 2015 and subsequent years.

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

The maximum vesting under this arrangement is 100 per cent of the original deferral plus accrued dividend shares.

	Element	Operation	Opportunity
Prudential Long Term Incentive Plan

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

The Committee has the authority to apply a malus adjustment to all, or a portion of, an outstanding award in specific circumstances. For 2015 and future awards, the Committee also has the power to recover all, or a portion of, amounts already paid in specific circumstances and within a defined timeframe (clawback).

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

M&G Executive LTIP

The Chief Executive, M&G currently receives awards under this plan. He receives an annual award of phantom shares each with a notional starting share price of £1. The phantom share price at vesting is currently determined by M&G’s profitability, with profit and investment performance adjustments, over the three year performance period. Awards are settled in cash.

The Committee has the authority to apply a malus adjustment to all, or a portion of, an outstanding award in specific circumstances. For 2015 and future awards, the Committee also has the power to recover all, or a portion of, amounts already paid in specific circumstances and within a defined timeframe (clawback).

The Chief Executive, M&G receives an award with an initial value of 300 per cent of salary under this plan. Maximum vesting is 100 per cent of the number of phantom shares originally awarded.
Share ownership guidelines

The guidelines for share ownership are as follows:

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

Non-executive Directors are expected to attain this level of share ownership within three years of their appointment.

	Fees	Benefits	Share ownership guidelines
Non-executive Chairman

The Chairman receives an annual fee for the performance of the role. On appointment, the fee may be fixed for a specified period of time. Fees will otherwise be reviewed annually with any changes effective from 1 July.

The Chairman is not eligible to participate in annual bonus plans or long-term incentive plans.

The Chairman may be offered benefits including:

•    Health and wellness benefits

•    Protection and security benefits

•    Transport benefits; and

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

Conditions elsewhere in the Company

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

Prudential does not consult with employees when setting the Directors’ remuneration policy; Prudential is a global organisation with employees, and agents in multiple business units and geographies. As such, there are practical challenges associated with consulting with employees directly on this matter. As many employees are also shareholders, they are able to participate in binding votes on the Directors’ remuneration policy and annual votes on the annual report on remuneration.

Shareholder views

The Remuneration Committee and the Company undertake regular consultation with key institutional investors on the Directors’ remuneration policy and its implementation. This engagement is led by the Remuneration Committee Chairman and is an integral part of the Company’s investor relations programme. The Committee is grateful to shareholders for their feedback and takes this into account when determining executive remuneration.

Remuneration in respect of performance in 2015

Base salary

Executive Directors’ salaries were reviewed in 2014 with changes effective from 1 January 2015. When the Committee took these decisions it considered:

•	The salary increases awarded to other employees;
•	The performance and experience of each executive;
•	The relative size of each Director’s role; and
•	The performance of the Group.

Salary increases for the wider workforce vary across our business units, reflecting local market conditions; in 2015 salary budgets increased between 2.5 per cent and 5 per cent for the wider workforce.

To provide context for this review, information was also drawn from the following market reference points:

Executive	Role	Benchmark(s) used to assess remuneration
Pierre-Olivier Bouée	Group Chief Risk Officer	- FTSE 40
Jackie Hunt	Chief Executive, UK & Europe	- FTSE 40 - International Insurance Companies
Michael McLintock	Chief Executive, M&G	- McLagan UK Investment Management Survey - International Insurance Companies
Nic Nicandrou	Chief Financial Officer	- FTSE 40 - International Insurance Companies
Barry Stowe	Chief Executive, PCA	- Towers Watson Asian Insurance Survey
Tidjane Thiam	Group Chief Executive	- FTSE 40 - International Insurance Companies
Mike Wells	President & CEO, JNL	- Towers Watson US Financial Services Survey - LOMA US Insurance Survey

As reported in last year’s report, after careful consideration the Committee decided to increase salaries by 3 per cent for all Executive Directors, other than the Chief Executive, Prudential Corporation Asia, whose salary was increased by 5 per cent to reflect the inflationary environment in Asia.

The Committee also approved changes to 2015 incentive opportunities for two Executive Directors: the Chief Executive, Prudential Corporation Asia’s maximum AIP and LTIP awards were increased to 180 per cent and 250 per cent of salary, respectively. This reflects the importance of Prudential Corporation Asia’s strategic initiatives which are crucial to the achievement of Group wide objectives. The Chief Executive, Prudential UK & Europe’s maximum AIP and LTIP awards were increased to 175 per cent and 250 per cent of salary, respectively. This reflects the fact that the scope of the incumbent’s role had increased due to the Group’s expansion into Africa. Additionally, this reflects the ambition of the UK & Europe business as it relates to the Group’s growth and cash ambitions.

Executive	2014 salary	2015 salary
Pierre-Olivier Bouée	£630,000	£649,000
Jackie Hunt	£644,000	£664,000
Michael McLintock	£382,000	£394,000
Nic Nicandrou	£682,000	£703,000
Barry Stowe[1]	HK$8,490,000	HK$8,920,000
Tidjane Thiam	£1,061,000	£1,093,000
Mike Wells[2]	US$1,114,000	US$1,148,000

Notes

1	Barry Stowe was appointed Chairman & CEO, NABU on 1 June 2015. The annualised 2015 salary above was paid in respect of his service as Chief Executive, PCA.
2	Mike Wells was appointed Group Chief Executive on 1 June 2015. The annualised 2015 salary above was paid in respect of his service as President & CEO, JNL.

Penny James was appointed to the Board as Group Chief Risk Officer on 1 September 2015 with a salary of £600,000 and Tony Wilkey was appointed to the Board as Chief Executive, PCA on 1 June 2015 with a salary of HK$8,800,000. On his promotion to Group Chief Executive on 1 June 2015, Mike Wells’s salary was £1,070,000 and on appointment as Chairman & CEO, NABU, on 1 June 2015, Barry Stowe’s salary was US$1,100,000.

Annual bonus

2015 annual bonus opportunities

Executive Directors’ bonus opportunities, the weighting of performance measures for 2015 and the proportion of annual bonuses deferred are set out below:

			Weighting of measures
			Financial measures
Executive	Maximum AIP opportunity (% of salary)	Deferral requirement	Group	Business Unit	Personal objectives
Pierre-Olivier Bouée[1]	160%	40% of total bonus	50%	-	50%
Jackie Hunt[2]	175%	40% of total bonus	20%	60%	20%
Penny James[3]	160%	40% of total bonus	50%	-	50%
Michael McLintock[4]	600%	40% of total bonus	20%	60%	20%
Nic Nicandrou	175%	40% of total bonus	80%	-	20%
Barry Stowe[5]	160%	40% of total bonus	80%	-	20%
Tidjane Thiam[6]	200%	40% of total bonus	80%	-	20%
Mike Wells[7]	200%	40% of total bonus	80%	-	20%
Tony Wilkey[8]	180%	40% of total bonus	20%	60%	20%

Notes

1	Pierre-Olivier Bouée stepped down from the Board on 31 May 2015. The maximum bonus opportunity shown represents his annual opportunity as an Executive Director but no bonus was paid.
2	Jackie Hunt stepped down from the Board on 3 November 2015. The maximum bonus opportunity shown represents her annual opportunity as an Executive Director.
3	Penny James was appointed to the Board on 1 September 2015. The maximum bonus opportunity shown represents her annual opportunity as an Executive Director – this was pro-rated for the portion of the year for which she was an executive director.
4	Michael McLintock’s annual bonus opportunity in 2015 was the lower of 0.75 per cent of M&G’s IFRS profit and six times annual salary. M&G’s IFRS profit in 2015 was £473.2 million.
5	Barry Stowe was Chief Executive, PCA until 31 May 2015 and was appointed Chairman & CEO, NABU on 1 June 2015. The maximum opportunity shown represents his annual opportunity in his current role – this was pro-rated for the portion of the year he was in this role and he also receives a pro-rated AIP in respect of the portion of the year he was Chief Executive, PCA. In addition to the AIP, he receives 10 per cent share of the Jackson Senior Management Bonus Pool pro-rated for the period he was in his current role. This is determined by the financial performance of Jackson.
6	Tidjane Thiam stepped down from the Board on 31 May 2015. The maximum bonus opportunity shown represents his annual opportunity as an Executive Director – this was pro-rated for the portion of the year for which he was an Executive Director.
7	Mike Wells was President & CEO, Jackson until 31 May 2015 and was appointed Group Chief Executive on 1 June 2015. The maximum opportunity shown represents his annual opportunity in his current role – this was pro-rated for the portion of the year he was in this role and he also receives a pro-rated AIP in respect of the portion of the year he was President & CEO, Jackson. In addition to the AIP, he received 10 per cent share of the Jackson Senior Management Bonus Pool pro-rated for the period he was in that role. This is determined by the financial performance of Jackson.
8	Tony Wilkey was appointed to the Board on 1 June 2015. The maximum bonus opportunity shown represents his annual opportunity as an Executive Director – this was pro-rated for the portion of the year for which he was an Executive Director.

2015 AIP performance measures and achievement

Financial performance

The financial performance measures set for 2015 are shown below. Prior to the start of the year, the Committee set stretching performance ranges for each of these measures in line with the Group’s business plan targets. The Committee reviewed performance against these ranges at its meeting in February 2016; in all of our bonus performance metrics, other than the new measure of ECap surplus, the Group’s 2015 results exceeded its stretch plan targets.

The Committee also considered a report from the Group Chief Risk Officer which confirmed that these results were achieved within the Group’s and business units’ risk appetite and framework. The Group Chief Risk Officer also considered the effectiveness of risk management and internal controls, and specific actions taken to mitigate risks, particularly where these may be at the expense of profits or sales. The Group Chief Risk Officer’s recommendations were taken into account by the Committee when determining AIP outcomes for Executive Directors.

The performance measures, their weightings and the achievement compared to the performance range, is illustrated below. The performance range (the levels of performance required for threshold and maximum bonuses to be paid) for the 2015 Group financial measures will be disclosed in the 2016 report.

Personal performance

As set out in the Directors’ remuneration policy, a proportion of the annual bonus for each Executive Director is based on the achievement of personal objectives. These objectives include the Executive’s contribution to Group strategy as a member of the Board and specific goals related to their functional and/or business unit role. Performance against these objectives was assessed by the Committee at its meeting in February 2016.

2015 Annual Incentive Plan payments

On the basis of the strong performance of the Group and its business units, and the Committee’s assessment of each executive’s personal performance, the Committee determined the following 2015 AIP payments:

				2015 AIP
			Maximum 2015	payment	2015 AIP
Executive	Role	2015 salary*	AIP	(% of maximum)	payment
Pierre-Olivier Bouée[1]	Group Chief Risk Officer	£649,000	160%	0%	£nil
Jackie Hunt[2]	Chief Executive, UK & Europe	£664,000	175%	89.4%	£1,039,160
Penny James	Group Chief Risk Officer	£600,000	160%	99.3%	£317,740
Michael McLintock	Chief Executive, M&G	£394,000	600%	90.0%	£2,127,600
Nic Nicandrou	Chief Financial Officer	£703,000	175%	99.5%	£1,223,782
Barry Stowe	Chairman & CEO, NABU	US$1,100,000	160%	99.5%	US$1,021,277
	Chief Executive, PCA	HK$8,920,000	180%	95.9%	HK$6,413,852
Tidjane Thiam[3]	Group Chief Executive	£1,093,000	200%	77.3%	£703,857
Mike Wells	Group Chief Executive	£1,070,000	200%	99.7%	£1,244,214
	President & CEO, JNL	US$1,148,000	160%	99.7%	US$762,846
Tony Wilkey	Chief Executive, PCA	HK$8,800,000	180%	95.9%	HK$8,858,593
*	(at 31 December 2015 or stepping down from the Board if earlier)

Notes

1	Pierre-Olivier Bouée stepped down from the Board on 31 May 2015 and no bonus was paid.
2	Jackie Hunt stepped down from the Board on 3 November 2015. The bonus shown above was paid in respect of her service as an Executive Director. Please see the ‘Payments to past Directors’ section for details.
3	Tidjane Thiam stepped down from the Board on 31 May 2015. The bonus shown above was paid in respect of his service as an Executive Director. Please see the ‘Payments to past Directors’ section for details.
4	Where individuals joined the Board during the year, or their roles changed during the year, the bonus paid reflected the time they spent as Executive Directors in their respective roles.

2015 Jackson bonus pool

In 2015 the Jackson bonus pool was determined by Jackson’s profitability, capital adequacy, remittances to Group, in-force experience, ECap solvency ratio and credit rating. Across all of these measures Jackson delivered strong performance and exceeded prior year performance. As a result of this performance the Committee determined that Mike Wells’s share of the bonus pool would be US$2,261,250 and Barry Stowe’s share of the bonus pool would be US$3,165,750.

Disclosure of targets and achievement for the 2014 Annual Incentive Plan

The Group’s financial performance range and the results achieved in respect of the 2014 Annual Incentive Plan are disclosed below. The Board believe that, due to the commercial sensitivity of the business unit targets, disclosing further details of these targets may damage the competitive position of the Group.

Remuneration in respect of performance in 2015

Long-term incentive plans with performance periods ending on 31 December 2015

Our long-term incentive plans have stretching performance conditions which are aligned to the strategic priorities of the Group. In deciding the portion of the awards to be released, the Committee considered actual financial results against these performance targets. The Committee also reviewed underlying Company performance to ensure vesting levels were appropriate. The Directors’ remuneration policy contains further details of the design of Prudential’s long-term incentive plans.

Further details may also be found in note B3.2 to the consolidated financial statements in Item 18.

Prudential Long-Term Incentive Plan (PLTIP) and Group Performance Share Plan (GPSP)

In 2013, all Executive Directors were made awards under the PLTIP or GPSP. The awards were subject to challenging targets. The weightings of these measures are detailed in the table below.

	Weighting of measures
Executive	Group TSR[1]	IFRS profit (Group or business unit)[2]
Michael McLintock	100%	-
Jackie Hunt	50%	50% (business unit target)
Barry Stowe	50%	50% (business unit target)
Mike Wells	50%	50% (business unit target)
All other Executive Directors		50% (Group)

Notes

1	Group TSR is measured on a ranked basis over three years relative to peers.
2	IFRS profit is measured on a cumulative basis over three years.

Under the Group TSR measure, 25 per cent of the award vests for TSR at the median of the peer group increasing to full vesting for performance within the upper quartile. The peer group for the awards is:

Aegon	Aflac	AIA	AIG
Allianz	Aviva	AXA	Generali
Legal & General	Manulife	MetLife	Munich Re
Old Mutual	Prudential Financial	Standard Life	Sun Life Financial
Swiss Re	Zurich Insurance Group

Prudential’s TSR performance during the performance period (1 January 2013 to 31 December 2015) was in the upper quartile of the peer group above (ranked 5). The portion of the awards related to TSR therefore vested in full.

Under the IFRS measure, 25 per cent of the award vests for meeting the threshold IFRS profit set at the start of the performance period increasing to full vesting for performance at or above the stretch level. The table below illustrates the cumulative performance achieved over 2013 to 2015 compared to the Group targets set in 2013:

Group	Cumulative target (2013-15)	Cumulative achievement (2013-15)	Overall vesting
IFRS Operating Profit	£8,329m	£10,147m	100%

The Committee determined that the cumulative IFRS operating profit target established for the PLTIP should be expressed using exchange rates consistent with our reported disclosures. All the individual business units exceeded their stretch performance target and achieved 100% vesting, other than Asia which exceeded plan performance, but not stretch performance, and therefore vested at 95%. The individual business unit IFRS targets have not been disclosed as the Committee considers that these are commercially sensitive and disclosure of targets at such a granular level would put the Company at a disadvantage compared to its competitors. The Committee will keep this disclosure policy under review based on whether, in its view, disclosure would compromise the Company’s competitive position.

M&G Executive Long-Term Incentive Plan

The phantom share price at vesting for the 2013 M&G Executive Long-Term Incentive Plan award is determined by the increase or decrease in M&G’s profitability over the three-year performance period with adjustments for the investment performance of its funds. M&G performance and the resulting phantom share price for Michael McLintock are shown below:

Award	3-year profit growth of M&G	3-year investment performance	2015 Phantom share price	Value of awards vesting
2013 M&G Executive LTIP	36%	2nd quartile	£1.79	£1,991,196

Prudential Corporation Asia Long-Term Incentive Plan

Tony Wilkey received awards under the Prudential Corporation Asia Long-Term Incentive Plan before he was appointed to the Board, which vested during 2015. The Prudential Corporation Asia Long-Term Incentive Plan does not have performance conditions.

2015 LTIP vesting

On the basis of the performance of the Group and its business units, and the Committee’s assessment that the awards should vest, the vesting of each executive’s LTIP awards are set out below.

Executive	Maximum value of award at full vesting[1]	Percentage of the LTIP award vesting	Number of shares vesting[5]	Value of shares vesting[1]
Pierre-Olivier Bouée[2]	£500,638	69.4%	22,993	£347,654
Jackie Hunt[2]	£1,922,024	100%	127,118	£1,922,024
Penny James	£409,994	100%	27,116	£409,994
Michael McLintock[3]	£760,158	100%	50,275	£760,158
Nic Nicandrou	£1,995,522	100%	131,979	£1,995,522
Barry Stowe	£2,124,954	97.5%	68,952	£2,071,801
Tidjane Thiam[2]	£5,552,986	66.7%	244,840	£3,701,981
Mike Wells	£4,426,975	100%	147,335	£4,426,975
Tony Wilkey[4]	£1,750,647	97.5%/100%	118,132	£1,740,350

Notes

1	Other than for Tony Wilkey’s award which vested on 14 September 2015, the share price used to calculate the value of the LTIP awards which vest in 2016 was the average share price/ADR price for the three months up to 31 December 2015, being £15.12/£30.05.
2	Pierre-Olivier Bouée, Jackie Hunt and Tidjane Thiam left the Board during 2015. For details of arrangements in respect of their long-term incentive awards, please see the ‘Payments to Past Directors’ section.
3	This does not include the vesting of Michael McLintock’s M&G Executive Long-Term Incentive Plan award.
4	Tony Wilkey’s awards include an award which vested on 14 September 2015 (the share price on that date was £13.85) in addition to the awards which vest in 2016.
5	The number of shares vesting include accrued dividend shares.

Malus and clawback policy

During the year the Committee adopted a clawback policy that applies to Executive Directors and members of the GEC. A summary of both this policy and the malus policy is set out below.

Circumstances when the Committee may exercise its discretion to apply malus or clawback to an award
Malus (applies in respect of any annual bonus or long-term incentive award) Allows unvested shares awarded under deferred bonus and LTIP plans to be forfeited in certain circumstances.

Where a business decision taken during the performance period by the participant’s business unit at the time of the decision has resulted in a material breach of any law, regulation, code of practice or other instrument which applies to companies or individuals within the business unit.

There is a materially adverse restatement of the accounts for any year during the performance period of (i) the business unit in which the participant worked at any time in that year; and/or (ii) any member of the Group which is attributable to incorrect information about the affairs of that business unit.

Any matter arises which the Committee believes affects or may affect the reputation of the Company or any member of the Group.

Clawback (applies in respect of any annual bonuses paid in respect of performance in 2015 and subsequent years, and the deferred portions of these bonuses. Also applies to long-term incentive awards made on or after 1 January 2015)

Allows cash and share awards to be recovered before or after release in certain circumstances.

Where at any time before the fifth anniversary of the start of the performance period, either (i) there is a materially adverse restatement of the Company’s published accounts in respect of any financial year which (in whole or part) comprised part of the performance period; or (ii) it becomes apparent that a material breach of a law or regulation took place during the performance period which resulted in significant harm to the Company or its reputation.

And the Committee considers it appropriate, taking account of the extent of the participants’ responsibility for the relevant restatement or breach, that clawback be applied to the relevant participant.

Pension entitlements

Pension provisions in 2015 were:

Executive	2015 pension arrangement	Life assurance provision
Barry Stowe

As Chief Executive, PCA: pension supplement in lieu of pension of 25 per cent of salary and a HK$15,000 payment to the Hong Kong Mandatory Provident Fund.

As Chairman & CEO, NABU: pension supplement of 25 per cent of salary, part of which is paid as a contribution to an approved US retirement plan.

As Chief Executive, PCA, four times salary As Chairman & CEO, NABU, two times salary
Tony Wilkey	Pension supplement in lieu of pension of 25 per cent of salary and a HK$10,500 payment to the Hong Kong Mandatory Provident Fund.	Four times salary

Executive	2015 pension arrangement	Life assurance provision
Mike Wells

Mike Wells did not qualify for matching contributions when he was Chairman & Chief Executive, Jackson, as he was not in that role for the qualifying period during 2015.

As Group Chief Executive: pension supplement in lieu of pension of 25 per cent of salary.

As Group Chief Executive: four times salary plus a dependants’ pension
All other UK-based executives	Pension supplement in lieu of pension of 25 per cent of salary.	Up to four times salary plus a dependants’ pension

Michael McLintock previously participated in a contributory defined benefit scheme which was open at the time he joined the Company. The scheme provided a target pension of two thirds of final pensionable earnings on retirement for an employee with 30 years or more potential service who remained in service to Normal Retirement Date. He is now a deferred member of the scheme. Mr McLintock’s Normal Retirement Date under the scheme is age 60, should he claim his deferred pension before this age it will be subject to an actuarial reduction. There are no additional benefits payable should Mr McLintock retire early.

At the end of 2015 the transfer value of this entitlement was £1,462,621. This equates to an annual pension of £59,686 which will increase broadly in line with inflation in the period before Mr McLintock’s retirement.

Table of 2015 Executive Director total remuneration ‘The Single Figure’

£000’s				Of which:
	2015 salary	2015 taxable benefits*	2015 total bonus	Amount paid in cash	Amount deferred into Prudential shares**	2015 LTIP releases†	2015 pension benefits‡	Total 2015 remuneration “The Single Figure”§
Pierre-Olivier Bouee[1]	270	38	-	-	-	348	68	724
Jackie Hunt[2]	557	76	1,039	623	416	1,922	139	3,733
Penny James[3]	200	21	318	191	127	410	50	999
Michael McLintock	394	71	2,128	1,277	851	2,751	98	5,442
Nic Nicandrou[4]	703	377	1,224	734	490	1,996	176	4,476
Barry Stowe[5]	729	558	3,281	1,969	1,312	2,072	188	6,828
Tidjane Thiam[6]	455	44	704	422	282	3,702	114	5,019
Mike Wells[7]	942	1,283	3,223	1,934	1,289	4,427	156	10,031
Tony Wilkey[8]	433	402	748	449	299	1,740	109	3,432
Total	4,683	2,870	12,665	7,599	5,066	19,368	1,098	40,684

*	Benefits include (where provided) the cost of providing the use of a car and driver, medical insurance, security arrangements and relocation/expatriate benefits.
**	The deferred part of the bonus is subject to malus and clawback in accordance with the Malus and Clawback policies.
†	In line with the regulations, the estimated value of LTIP releases in 2016 has been calculated based on the average share/ADR price over the last three months of 2015 (£15.12/£30.05). The actual value of LTIPs, based on the share price on the date awards are released, will be shown in the 2016 report.
‡	2015 pension benefits include cash supplements for pension purposes and contributions into DC schemes as outlined on the previous page.
§	Each remuneration element is rounded to the nearest £1,000 and totals are the sum of these rounded figures. Total remuneration is calculated using the methodology prescribed by Schedule 8 of the Companies Act.

Notes

1	Pierre-Olivier Bouée stepped down from the Board on 31 May 2015. The remuneration above was paid in respect of his service as an Executive Director.
2	Jackie Hunt stepped down from the Board on 3 November 2015. The remuneration shown above was paid in respect of her service as an Executive Director.
3	Penny James was appointed to the Board on 1 September 2015. The remuneration above was paid in respect of her service as an Executive Director, other than the LTIP releases which related to her previous role.
4	Nic Nicandrou’s 2015 benefits relate primarily to a legacy relocation clause in his contract agreed on his appointment and disclosed in the 2009 Annual Report. The figure includes costs of £243,750 to cover stamp duty.
5	Barry Stowe’s 2015 benefits relate primarily to his expatriate status while he was located in Hong Kong in his previous role as Chief Executive, PCA, including costs of £139,405 for housing, £62,586 home leave and a £152,978 Executive Director Location Allowance. In addition, to facilitate his move back to the US, his benefits include relocation support including costs of £110,101 for relocation, shipping and tax return preparation. His bonus figure excludes a contribution of £10,404 from a profit sharing plan which has been made into a 401(k) retirement plan in respect of his role as Chairman & CEO, NABU. This is included under 2015 pension benefits.
6	Tidjane Thiam stepped down from the Board on 31 May 2015. The remuneration shown above was paid in respect of his service as an Executive Director.
7	To facilitate his move to the UK, Mike Wells’s benefits include relocation support including an allowance of £200,000 for relocation and shipping, £177,890 for temporary accommodation, £513,750 to cover stamp duty and £56,604 to cover mortgage interest.
8	Tony Wilkey was appointed to the Board on 1 June 2015. The remuneration above was paid in respect of his service as an Executive Director, other than the LTIP releases which related to his previous role. Tony Wilkey’s 2015 benefits include costs of £140,134 for housing and a £214,169 Executive Director Location Allowance.

Table of 2014 Executive Director total remuneration “The Single Figure”

				Of which:
£000’s	2014 salary	2014 taxable benefits*	2014 total bonus	Amount paid in cash	Amount deferred into Prudential shares**	2014 LTIP releases†	2014 pension benefits‡	Total 2014 remuneration “The Single Figure”§
Pierre-Olivier Bouee[1]	473	75	752	451	301	886	118	2,304
John Foley[2]	162	24	255	153	102	3,740	41	4,222
Jackie Hunt	644	163	1,016	610	406	1,687	161	3,671
Michael McLintock	382	94	2,292	1,375	917	2,865	96	5,729
Nic Nicandrou	682	96	1,186	712	474	3,488	171	5,623
Barry Stowe[3]	665	710	1,046	628	418	3,394	169	5,984
Tidjane Thiam	1,061	132	2,122	1,273	849	9,838	265	13,418
Mike Wells[4]	676	58	4,348	2,609	1,739	7,292	19	12,393
Total	4,745	1,352	13,017	7,811	5,206	33,190	1,040	53,344

*	Benefits include (where provided) the cost of providing the use of a car and driver, medical insurance, security arrangements and relocation/expatriate benefits.
**	The deferred part of the bonus is subject to malus in accordance with the Malus and Clawback policies.
†	In line with the regulations, the value of the LTIP releases has been re-calculated based on the closing share/ADR price on the date awards were released, 30 March 2015 (£16.97/£33.09). The value also includes the cash payment relating to the final dividend declared in March 2015, approved at the AGM and paid after the vesting date.
‡	2014 pension benefits include cash supplements for pension purposes and contributions into DC schemes.
§	Each remuneration element is rounded to the nearest £1,000 and totals are the sum of these rounded figures. Total remuneration is calculated using the methodology prescribed by Schedule 8 of the Companies Act.

Notes

1	Pierre-Olivier Bouée was appointed to the Board on 1 April 2014. The remuneration above was paid in respect of his service as an Executive Director.
2	John Foley stepped down from the Board on 1 April 2014. The remuneration above was paid in respect of his service as an Executive Director.
3	Barry Stowe’s 2014 benefits relate primarily to his expatriate status, including costs of £217,393 for housing, £18,272 for children’s education, £76,319 for home leave and a £340,473 Executive Director Location Allowance.
4	Mike Wells’s bonus figure excludes a contribution of £9,469 from a profit sharing plan which has been made into a 401(k) retirement plan. This is included under 2014 pension benefits.

Performance graph and table

The chart below illustrates the TSR performance of Prudential, the FTSE 100 and the peer group of international insurers used to benchmark the Company’s performance for the purposes of the PLTIP.

Note

The peer group average represents the average TSR performance of the peer group currently used for PLTIP awards (excluding companies not listed at the start of the period).

The information in the table below shows the total remuneration for the Group Chief Executive over the same period:

£000	2009	2009	2010	2011	2012	2013	2014	2015	2015
Group Chief Executive	M Tucker	T Thiam	T Thiam	T Thiam	T Thiam	T Thiam	T Thiam	T Thiam	M Wells
Salary, pension and benefits	1,013	286	1,189	1,241	1,373	1,411	1,458	613	1,992
Annual bonus payment	841	354	1,570	1,570	2,000	2,056	2,122	704	1,244
(As% of maximum)	(92%)	(90%)	(97%)	(97%)	(100%)	(99.8%)	(100%)	(77.3%)	(99.7%)
LTIP vesting	1,575	-	2,534	2,528	6,160	5,235	9,838	3,702	4,427
(As% of maximum)	(100%)	-	(100%)	(100%)	(100%)	(100%)	(100%)	(100%)	(100%)
Other payments	308	-	-	-	-	-	-	-	-
Group Chief Executive Single Figure of total remuneration	3,737	640	5,293	5,339	9,533	8,702	13,418	5,019	7,663

Notes

1	Mark Tucker left the Company on 30 September 2009. Tidjane Thiam became Group Chief Executive on 1 October 2009. The figures shown for Tidjane Thiam’s remuneration in 2009 relate only to his service as Group Chief Executive.
2	Tidjane Thiam left the Company on 31 May 2015. Mike Wells became Group Chief Executive on 1 June 2015. The figures shown for Mike Wells’s remuneration in 2015 relate only to his service as Group Chief Executive.

Percentage change in remuneration

The table below sets out how the change in remuneration for the Group Chief Executive between 2014 and 2015 compared to a wider employee comparator group:

	Salary	Benefits	Bonus
Group Chief Executive	1.75%	824.6%	-8.2%
All UK employees	3.3%	17.1%	10%

The employee comparator group used for the purpose of this analysis is all UK employees. This includes employees in the UK Insurance Operations business, M&G and Group Head Office, and reflects the average change in pay for employees employed in both 2014 and 2015. The salary increase includes uplifts made through the annual salary review as well as any additional changes in the year, for example to reflect promotions or role changes. The UK workforce has been chosen as the most appropriate comparator group as it reflects the economic environment for the location in which the Group Chief Executive is employed.

The Group Chief Executive’s salary, benefits and bonus percentage change has been calculated by taking the amounts received by both Tidjane Thiam and Mike Wells in this role in 2015 and calculating the percentage increase or decrease from the amount received by Tidjane Thiam in 2014. Mike Wells was required to relocate to London to assume the Group Chief Executive role and the increase in benefits received by the Group Chief Executive role reflects this relocation support.

Relative importance of spend on pay

The table below sets out the amounts payable in respect of 2014 and 2015 on all employee pay and dividends:

	2014	2015	Percentage change
All employee pay (£m)note	1,543	1,475	-4.4%
Dividends (£m)	945	1,253	32.6%

Note

All employee pay as taken from note B3.1 to the financial statements.

Long-term incentives awarded in 2015

2015 share-based long-term incentive awards

The table below shows the awards made to executive directors in 2015 under share based long-term incentive plans and the performance conditions attached to these awards:

				Percentage of awards released for achieving threshold targets†
		Number of shares or ADRs subject to award*				Weighting of performance
			Face value* of award*		End of performance period	conditions
						Group TSR	IFRS profit
Executive	Role						Group	Asia	US	UK
Pierre-Olivier Bouée	Group Chief Risk Officer	96,119	£1,622,489	25%	31 Dec 17	50%	50%
Penny James[1]	Group Chief Risk Officer	24,348	£410,994	25%	31 Dec 17	50%	50%
Jackie Hunt	Chief Executive, UK & Europe	98,341	£1,659,996	25%	31 Dec 17	50%				50%
Michael McLintock[2]	Chief Executive, M&G	35,011	£590,986	25%	31 Dec 17	100%
Nic Nicandrou	Chief Financial Officer	104,117	£1,757,495	25%	31 Dec 17	50%	50%
Barry Stowe[3]	Chief Executive, PCA	56,970	£1,881,728	25%	31 Dec 17	50%		50%
	Chairman & CEO, NABU	25,334	£833,637	25%	31 Dec 17	50%			50%
Tony Wilkey[3,4]	Chief Executive, Insurance, Asia	21,091	£712,049	25%	31 Dec 17	50%		50%
		42,183	£356,016	n/a	n/a
	Chief Executive, PCA	29,008	£473,701	25%	31 Dec 17	50%		50%
Mike Wells[3]	President & CEO, JNL	104,611	£3,455,319	25%	31 Dec 17	50%			50%
	Group Chief Executive	15,066	£495,759	25%	31 Dec 17	50%	50%

*	Awards over shares were awarded to all Executive Directors other than Barry Stowe and Mike Wells whose awards were over ADRs.
**	Awards for Executive Directors are calculated based on the average share price over the three dealing days prior to the grant date. Annual awards were granted on 31 March 2015 (using a share price of £16.88 and an ADR price of £33.03) and additional awards were granted on 1 June 2015 (using a share price of £16.33 and an ADR price of £32.91).
†	The percentage of award released for achieving maximum targets is 100 per cent.

Notes

1	Penny James’ award was made before she was appointed to the Board.
2	PLTIP awards made to the Chief Executive, M&G are subject only to the TSR performance condition. The IFRS profit of M&G is a performance condition under the M&G Executive LTIP.
3	Barry Stowe, Tony Wilkey and Mike Wells received additional awards following the changes to their roles. These awards were based on a pro-rated total 2015 award in line with their revised salaries using the average share price over the three dealing days prior to the grant date.
4	Tony Wilkey’s first two 2015 awards were made before he was appointed to the Board. One award was made under the Prudential LTIP and the other under the PCA LTIP. The latter has no performance conditions. All future awards will be made under the Prudential LTIP.

Group total shareholder return (TSR) performance will be measured on a ranked basis. 25 per cent of the award will vest for TSR performance at the median of the peer group increasing to full vesting for performance at the upper quartile. The peer group for 2015 awards is the same for 2013 awards as detailed on page 200.

Performance ranges for IFRS operating profit measured on a cumulative basis over three years are set at the start of the performance period. Due to commercial sensitivities these are not published in advance but Group targets will be disclosed when awards vest.

2015 cash long-term incentive awards

In addition to his PLTIP award, Michael McLintock receives an annual cash-settled award under the M&G Executive LTIP. In 2015 he received the following award:

Executive	Role	Face value of award (% of salary)	Face value of award	Percentage of award released for achieving threshold target	End of performance period
Michael McLintock	Chief Executive, M&G	300%	£1,182,000	See note	31 Dec 17

Note

The value of the award on vesting will be based on the profitability and investment performance of M&G over the performance period as described in the Directors’ remuneration policy.

Non-executive Director remuneration in 2015

Chairman’s fees

As reported in last year’s report, the annual fee paid to the Chairman, Paul Manduca, was increased from £600,000 to £700,000 with effect from 1 July 2015 to recognise the increased demands of the role. This fee will next be reviewed in 2016.

Non-executive Director fees

An increase of around 1.5 per cent was made to the basic Non-executive Director fee with effect from 1 July 2015. As the fees for membership of the Audit, Remuneration and Risk Committees had remained unchanged since 2011, an increase of ten per cent was made to the membership fee for these Committees. There have been no changes to the Committee Chair or Senior Independent Director fees. The revised fees are shown below:

Annual fees	From 1 July 2014 (£)	From 1 July 2015 (£)
Basic fee	92,500	94,000
Additional fees:
Audit Committee Chairman	70,000	70,000
Audit Committee member	25,000	27,500
Remuneration Committee Chairman	60,000	60,000
Remuneration Committee member	25,000	27,500
Risk Committee Chairman	65,000	65,000
Risk Committee member	25,000	27,500
Nomination Committee member	10,000	10,000
Senior Independent Director	50,000	50,000

Note

If, in a particular year, the number of meetings is materially greater than usual, the Company may determine that the provision of additional fees is fair and reasonable.

The resulting fees paid to Non-executive Directors are:

£000s	2015 fees	2014 fees	2015 taxable benefits*	2014 taxable benefits*	Total 2015 remuneration: “The Single Figure”†	Total 2014 remuneration: “The Single Figure”†
Chairman
Paul Manduca	650	600	78	114	728	714
Non-executive Directors
Howard Davies	195	191	-	-	195	191
Ann Godbehere	200	196	-	-	200	196
Alistair Johnston	120	116	-	-	120	116
David Law[1]	36	-	-	-	36	-
Kai Nargolwala	146	141	-	-	146	141
Anthony Nightingale	147	116	-	-	147	116
Philip Remnant	206	201	-	-	206	201
Alice Schroeder	120	116	-	-	120	116
Lord Turnbull[2]	70	186	-	-	70	186
Lord Turner[3]	36	-	-	-	36	-
Total	1,926	1,863	78	114	2,004	1,977

*	Benefits include the cost of providing the use of a car and driver, medical insurance and security arrangements.
†	Each remuneration element is rounded to the nearest £1,000 and totals are the sum of these rounded figures. Total remuneration is calculated using the methodology prescribed by Schedule 8 of the Companies Act. The Chairman and Non-executive Directors are not entitled to participate in annual bonus plans or long-term incentive plans.

Notes

1 David	Law was appointed to the Board on 15 September 2015.
2 Lord	Turnbull retired from the Board on 14 May 2015.
3 Lord	Turner was appointed to the Board on 15 September 2015.

Statement of Directors’ shareholdings

The interests of Directors in ordinary shares of the Company are set out below. ‘Beneficial interest’ includes shares owned outright, shares acquired under the Share Incentive Plan and deferred annual incentive awards, detailed in the ‘Supplementary information’ section. It is only these shares that count towards the share ownership guidelines.

	01/01/2015 (or on date of appointment)	During 2015		31/12/2015 (or on date of retirement)			01/04/2016		Share ownership guideline
	Total beneficial interest (number of shares)	Number of shares acquired	Number of shares disposed	Total beneficial interest (number of shares)	Number of shares subject to performance conditions†	Total interest in shares	Total beneficial interest (number of shares) ¥	Approximate percentage of ordinary shares	Share ownership guideline ° (% of salary/fee)	Beneficial interest as a percentage of basic salary/ basic fees§
Chairman
Paul Manduca	42,500	-	-	42,500	-	42,500	42,500	0.0017	100%	93%
Executive directors
Pierre-Olivier Bouée[1]	81,630	74,690	62,747	93,573	249,458	343,031	n/a	n/a	n/a	n/a
Jackie Hunt[2]	86,788	123,458	99,082	111,164	328,881	440,045	n/a	n/a	n/a	n/a
Penny James[3]	14,373	127	-	14,500	79,808	94,308	25,977	0.001	200%	37%
Michael McLintock	443,744	109,687	342,547	210,884	126,185	337,069	195,229	0.0076	200%	819%
Nic Nicandrou	289,809	232,623	257,213	265,219	359,046	624,265	283,268	0.011	200%	578%
Barry Stowe[4]	284,288	231,744	269,376	246,656	410,698	657,354	347,162	0.0135	200%	525%
Tidjane Thiam[5]	690,867	641,139	679,460	652,546	675,334	1,327,880	n/a	n/a	n/a	n/a
Mike Wells[6]	445,580	554,975	535,270	465,285	751,778	1,217,063	532,179	0.0207	350%	666%
Tony Wilkey[7]	152,471	37,121	-	189,592	358,024	547,616	153,386	0.006	200%	391%
Non executive directors
Howard Davies	8,521	209	-	8,730	-	8,730	8,730	0.0003	100%	142%
Ann Godbehere	15,914	-	-	15,914	-	15,914	15,914	0.0006	100%	259%
Alistair Johnston	10,000	-	-	10,000	-	10,000	10,000	0.0004	100%	163%
David Law[8]	-	3,327	-	3,327	-	3,327	3,327	0.0001	100%	54%
Kaikhushru Nargolwala	50,000	-	-	50,000	-	50,000	70,000	0.0027	100%	814%
Anthony Nightingale	30,000	-	-	30,000	-	30,000	30,000	0.0012	100%	489%
Philip Remnant	5,816	-	-	5,816	-	5,816	6,916	0.0003	100%	95%
Alice Schroeder[9]	2,500	6,000	-	8,500	-	8,500	8,500	0.0003	100%	138%
Lord Turnbull [10]	16,624	-	`-	16,624	-	16,624	n/a	n/a	n/a	n/a
Lord Turner[11]	-	2,000	-	2,000	-	2,000	2,000	0.0001	100%	33%

†Further information on share awards subject to performance conditions are detailed in the ‘share-based long-term incentive awards’ section of the Supplementary information.

°Holding requirement of the Articles of Association (2,500 ordinary shares) must be obtained within one year of appointment to the Board. The increased guidelines for Executive Directors were introduced with effect from January 2013. Executive Directors have 5 years from this date (or date of joining or role change, if later) to reach the enhanced guideline. The guideline for Non-executive Directors was introduced on 1 July 2011. Non-executive Directors have 3 years from their date of joining to reach the guideline.

§ Based on the closing price on 31 December 2015 (£15.31). Where applicable, all Directors are in compliance with the share ownership guideline.

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

¥John Foley was appointed to the Board on 19 January 2016. His beneficial ownership on 1 April 2016 was 264,414 ordinary shares, which equates to approximately 0.01 per cent of the Company’s issued share capital.

Notes

1	Pierre-Olivier Bouée stepped down from the Board on 31 May 2015. Total interests in shares are shown as at this date.
2	Jackie Hunt stepped down from the Board on 3 November 2015. Total interests in shares are shown as at this date.
3	Penny James was appointed to the Board on 1 September 2015. Total interests in shares are shown from this date.
4	For the 1 January 2015 figure Barry Stowe’s beneficial interest in shares is made up of 142,144 ADRs (representing 284,288 ordinary shares), (8,513.73 of these ADRs are held within an investment account which secures premium financing for a life assurance policy). For the 31 December 2015 figure the beneficial interest in shares is made up of 123,328 ADRs (representing 246,656 ordinary shares).
5	Tidjane Thiam stepped down from the Board on 31 May 2015. Total interests in shares are shown as at this date.

6	For the 1 January 2015 figure Mike Wells’s beneficial interest in shares is made up of 222,790 ADRs (representing 445,580 ordinary shares). For the 31 December 2015 figure his beneficial interest in shares is made up of 232,594 ADRs (representing 465,188 ordinary shares) and 97 ordinary shares.
7	Tony Wilkey was appointed to the Board on 1 June 2015. Total interests in shares are shown from this date.
8	David Law was appointed to the Board on 15 September 2015. Total interests in shares are shown from this date.
9	For the 1 January 2015 figure Alice Schroeder’s beneficial interest in shares is made up of 1,250 ADRs (representing 2,500 ordinary shares). For the 31 December 2015 figure her beneficial interest in shares is made up of 4,250 ADRs (representing 8,500 ordinary shares).
10	Lord Turnbull stepped down from the Board on 14 May 2015. Total interests in shares are shown as at this date.
11	Lord Turner was appointed to the Board on 15 September 2015.

Outstanding share options

The following table sets out the share options held by the Directors in the UK Savings-Related Share Option Scheme (SAYE) as at the end of the period. No other Directors held shares in any other option scheme.

				Exercise period		Number of options
	Date of grant	Exercise price (pence)	Market price at 31 Dec 2015 (pence)	Beginning	End	Beginning of period	Granted	Exercised	Cancelled	Forfeited	Lapsed	End of period
Pierre-Olivier Bouée	23 Sep 14	1155	1531	01 Dec 17	31 May 18	1,558	-	-	-	-	1,558	-
Jackie Hunt	23 Sep 14	1155	1531	01 Dec 17	31 May 18	1,558	-	-	-	-	-	1,558
Penny James	21 Sep 12	629	1531	01 Dec 15	31 May 16	858	-	-	-	-	-	858
Penny James	22 Sep 15	1111	1531	01 Dec 18	31 May 19	-	1,620	-	-	-	-	1,620
Michael McLintock	23 Sep 14	1155	1531	01 Dec 19	31 May 20	2,622	-	-	-	-	-	2,622
Nic Nicandrou	16 Sep 11	466	1531	01 Dec 16	31 May 17	3,268	-	-	-	-	-	3,268
Nic Nicandrou	23 Sep 14	1155	1531	01 Dec 19	31 May 20	1,311	-	-	-	-	-	1,311
Tidjane Thiam	16 Sep 11	466	1531	01 Dec 14	29 May 15	965	-	965	-	-	-	-
Tidjane Thiam	20 Sep 13	901	1531	01 Dec 16	31 May 17	499	-	-	-	-	499	-
Tidjane Thiam	23 Sep 14	1155	1531	01 Dec 17	31 May 18	1,168	-	-	-	-	1,168	-
Mike Wells	22 Sep 15	1111	1531	01 Dec 18	31 May 19	-	1,620	-	-	-	-	1,620

Notes

1	A gain of £11,880.43 was made by Directors in 2015 on the exercise of SAYE options.
2	No price was paid for the award of any option.
3	The highest and lowest closing share prices during 2015 were 1752 pence and 1330.5 pence respectively.
4	All exercise prices are shown to the nearest pence.
5	Pierre-Olivier Bouée and Tidjane Thiam participated in the plan during their time as Executive Directors and their options lapsed following the cessation of their employment.
6	Jackie Hunt participated in the plan during her time as an Executive Director.

Directors’ terms of employment and external appointments

The Directors’ remuneration policy contains further details of the terms included in executive director service contracts. Details of the service contracts of each Executive Director are outlined in the table below.

Subject to the Group Chief Executive’s or the Chairman’s approval, Executive Directors are able to accept external appointments as Non-executive Directors of other organisations. Fees payable are retained by the executive directors.

	Service contracts			External appointment
	Date of contract	Notice period to the Company	Notice period from the Company	External appointment during 2015	Fee received in the period the executive director was a Group director
Executive directors
Pierre-Olivier Bouée[1]	6 August 2013	12 months	12 months	-	-
Jackie Hunt[2]	25 April 2013	12 months	12 months	Yes	£25,833
Penny James[3]	13 August 2015	12 months	12 months	Yes	£22,333
Michael McLintock	21 November 2001	6 months	12 months	Yes	£70,000
Nic Nicandrou	26 April 2009	12 months	12 months	-	-
Barry Stowe	18 October 2006	12 months	12 months	-	-
Tidjane Thiam[4]	20 September 2007	12 months	12 months	Yes	£71,700
Mike Wells	21 May 2015	12 months	12 months	-	-
Tony Wilkey[3]	1 June 2015	12 months	12 months	-	-

Other Directors served on the boards of educational, charitable and cultural organisations without receiving a fee for these services.

Notes

1.	Pierre-Olivier Bouée stepped down from the Board on 31 May 2015.
2.	Jackie Hunt stepped down from the Board on 3 November 2015.
3.	Penny James and Tony Wilkey were appointed to the Board on 1 September 2015 and 1 June 2015 respectively.
4.	Tidjane Thiam stepped down from the Board on 31 May 2015.

Letters of appointment of the Chairman and non-executive directors

The Directors’ remuneration policy contains further details on Non-executive Directors’ letters of appointment. Details of their individual appointments are outlined below:

Chairman/Non-executive Director	Appointment by the Board	Initial election by shareholders at the AGM	Notice period	Expiration of the current term of appointment
Chairman
Paul Manduca[1]	15 October 2010	AGM 2011	12 months	AGM 2018
Non-executive Directors
Philip Remnant	1 January 2013	AGM 2013	6 months	AGM 2016
Howard Davies	15 October 2010	AGM 2011	6 months	AGM 2017
Ann Godbehere[2]	2 August 2007	AGM 2008	6 months	AGM 2016
Alistair Johnston[3]	1 January 2012	AGM 2012	6 months	AGM 2018
David Law	15 September 2015	AGM 2016	6 months	AGM 2019
Kai Nargolwala	1 January 2012	AGM 2012	6 months	AGM 2018
Anthony Nightingale	1 June 2013	AGM 2014	6 months	AGM 2017
Alice Schroeder	10 June 2013	AGM 2014	6 months	AGM 2017
Lord Turner	15 September 2015	AGM 2016	6 months	AGM 2019

Notes

1.	Paul Manduca was appointed as Chairman on 2 July 2012.
2.	Ann Godbehere was reappointed in 2015 for one year.
3.	Alistair Johnston will retire from the Board at the Annual General Meeting on 19 May 2016.

Recruitment arrangements

In making decisions about the remuneration arrangements for those joining the Board, the Committee worked within the Directors’ remuneration policy approved by shareholders and was mindful of:

•	The skills, knowledge and experience that each new Executive Director brought to the Board;
•	The need to support the relocation of executives to enable them to assume their roles; and
•	Its commitment to honour legacy arrangements.

Appointing high calibre executives to the Board and to different roles on the Board is necessary to ensure the Company is well positioned to develop and implement its strategy and deliver long-term value. As the Company operates in an international market place for talent, the best internal and external candidates are sometimes asked to move location to assume their new roles. Where this happens, the Company will offer relocation support. The support offered will depend on the circumstances of each move but may include shipping services, the provision of temporary accommodation and other housing benefits. Executives may receive support with the preparation of tax returns, but no current Executive Director is tax equalised.

Barry Stowe and Mike Wells changed Board roles during the year. As both these changes resulted in those Executive Directors relocating to enable them to assume their roles, relocation support in line with the approved Directors’ remuneration policy was provided. Details of this support are included in the notes to the 2015 Single Figure table.

During the year, a relocation payment was made to Nic Nicandrou in line with a commitment made to him when he joined the Company in 2009 (and disclosed in the 2009 annual report on remuneration). Details of this payment are included in the notes to the 2015 Single Figure table.

Penny James and Tony Wilkey were promoted to the Board during the year. Their outstanding share awards under deferred bonus plans and long-term incentives awarded before their appointment to the Board will continue to vest on the normal timescale and subject to the original conditions.

In addition, each of Barry Stowe, Mike Wells and Tony Wilkey received an additional LTIP award following the changes to their roles as detailed in the ‘Long-term incentives awarded in 2015’ table.

Payments to past Directors and payments for loss of office

During the year, the Committee considered the application of the Company’s payments on loss of office policy. The objective was to ensure that the application of the policy was aligned to individual circumstances and ensure there was no reward for failure. The Committee’s approach when exercising its discretion under the policy is to be mindful of the particular circumstance of the departure and the contribution the individual had made to the Group.

Pierre-Olivier Bouée

Pierre-Olivier Bouée stepped down from the Board on 31 May 2015. Pierre-Olivier did not receive a loss of office payment. His remuneration arrangements were in line with the approved Directors’ remuneration policy and disclosed in stock exchange announcements and the remuneration he received in respect of his services as an Executive Director is set out in the 2015 Single Figure table.

Following his retirement from the Board, Pierre-Olivier received £72,850 in respect of salary, benefits and pension for the period from the date he ceased to be a Director to his termination date on 30 June 2015 in accordance with his contract of employment. His deferred bonus awards will be released in accordance with the plan rules and remain subject to malus provisions. Pierre-Olivier did not receive a 2015 bonus. In line with market practice, the Group paid the professional legal fees incurred by him in respect of finalising his termination arrangements, which amounted to £7,551. In addition, in consideration of agreeing to a confidentiality clause, Pierre-Olivier received £1,000.

The Committee also exercised its discretion in accordance with the approved Directors’ remuneration policy and determined that Pierre-Olivier should be allowed to retain his unvested PLTIP awards granted in 2013 and 2014, but his PLTIP awards granted in 2015 should lapse. The 2013 and 2014 awards will vest in accordance with the original timetable, remain subject to malus provisions and were pro-rated for service.

Jackie Hunt

Jackie Hunt stepped down from the Board on 3 November 2015. Jackie did not receive a loss of office payment. Her remuneration arrangements were in line with the approved Directors’ remuneration policy and disclosed in stock exchange announcements and the remuneration she received in respect of her services as an executive director is set out in the 2015 Single Figure table.

Following her retirement from the Board, Jackie received £133,924 in respect of salary, benefits and pension for the period from the date she ceased to be a Director to the end of the year in accordance with her contract of employment. Her deferred bonus awards will be released in accordance with the plan rules and remain subject to malus provisions. In line with market practice, the Group paid the professional legal fees incurred by her in respect of finalising her termination arrangements, which amounted to £17,400.

In addition, recognising her contribution to the Company’s success, the Committee determined that Jackie should be awarded a bonus in respect of the 2015 performance year which was calculated in the usual way. Sixty per cent of this bonus will be paid in 2016 and 40 per cent will be deferred in shares for three years, subject to malus and clawback provisions.

The Committee also exercised its discretion in accordance with the approved Directors’ Remuneration Policy and determined that Jackie should be allowed to retain her unvested GPSP and PLTIP awards granted in 2013 and 2014, but her PLTIP awards granted in 2015 should lapse. The 2013 and 2014 awards will vest in accordance with the original timetable, remain subject to malus and were pro-rated for service.

Tidjane Thiam

Tidjane Thiam stepped down from the Board on 31 May 2015. Tidjane did not receive a loss of office payment. His remuneration arrangements were in line with the approved Directors’ remuneration policy and disclosed in stock exchange announcements and the remuneration he received in respect of his services as an Executive Director is set out in the 2015 Single Figure table.

Tidjane’s deferred bonus awards will be released in accordance with the plan rules and remain subject to malus provisions. In line with market practice, the Group paid the professional legal fees incurred by him in respect of finalising his termination arrangements, which amounted to £14,121. In addition, in consideration of agreeing to a confidentiality clause, Tidjane received £1,000.

In addition, recognising his contribution to the Company’s success, the Committee determined that Tidjane should be awarded a bonus in respect of the 2015 performance year which was calculated in the usual way and pro-rated for service to 31 May 2015. Sixty per cent of this bonus will be paid in 2016 and 40 per cent will be deferred in shares for three years, subject to malus and clawback provisions.

The Committee also exercised its discretion in accordance with the approved Directors’ remuneration policy and determined that Tidjane should be allowed to retain his unvested PLTIP awards granted in 2013 and 2014. The 2013 and 2014 awards will vest in accordance with the original timetable, remain subject to malus provisions and were pro-rated for service. Tidjane did not receive a 2015 long-term incentive award.

Rob Devey

Rob Devey’s employment with the Group ended on 31 October 2013. The 2013 Directors’ remuneration report provided details of the remuneration arrangements that would apply to Rob after his resignation. As set out in the section ‘Remuneration in respect of performance in 2015’ the performance conditions attached to Rob’s 2013 PLTIP awards were met in full and 100 per cent of these awards will be released in 2016. These awards were pro-rated for service (10 of 36 months) and the details of the release are set out below. This represents the last long-term incentive award which Rob had outstanding under the Company’s remuneration plans.

Number of shares vesting[1]	Value of share vesting[2]
34,914	£527,900

Notes

1	The number of shares vesting include accrued dividend shares.
2	The share price used to calculate the value was the average share price for the three month up to 31 December 2015, being £15.12.

Other Directors

A number of former Directors receive retiree medical benefits for themselves and their partner (where applicable). This is consistent with other senior members of staff employed at the same time. A de minimis threshold of £10,000 has been set by the Committee; any payments or benefits provided to a past Director under this amount will not be reported.

Statement of implementation in 2016

Executive Directors

Executive Directors’ remuneration packages were reviewed in 2015 with changes effective from 1 January 2016. When the Committee took these decisions, it considered the salary increases awarded to other employees in 2015 and the expected increases in 2016. The external market reference points used to provide context to the Committee were identical to those used for 2015 salaries.

All Executive Directors received a salary increase of one per cent. The 2016 salary increase budgets for other employees across our business units were between 3 per cent and 6.5 per cent. No changes have been made to executives’ maximum opportunities under either the annual incentive or the long-term incentive plans.

As part of the implementation of Solvency II, part of Executive Directors’ 2016 bonuses will be determined by the achievement of Solvency II surplus targets. This metric will replace the IGD capital surplus measure (part of the Solvency I framework). The Solvency II measure will operate alongside the economic capital targets introduced in 2015. Otherwise no changes are proposed to the performance measures for the 2016 annual incentive plan nor for the 2016 long-term incentive awards.

Also as part of the implementation of Solvency II, the weightings of Penny James’s AIP performance targets (with effect from 2016) have been changed so that 50 per cent relate to financial targets, 30 per cent relate to functional targets and 20 per cent relate to personal targets.

John Foley was appointed Chief Executive of Prudential UK & Europe and Executive Director of Prudential plc with effect from 19 January 2016. His basic salary for 2016 will be £750,000. He will have a maximum AIP opportunity of 180 per cent of base salary, with 40 per cent of any bonus deferred into the Company’s shares. Long-term incentive awards will be 250 per cent of base salary. John’s service contract contains a notice provision under which either party may terminate upon 12 months’ notice.

Michael McLintock will retire as Chief Executive of M&G Investments and as an Executive Director of Prudential plc later this year. He will be succeeded by Anne Richards. Anne’s basic salary will be £400,000. She will have a maximum AIP opportunity of the lower of 0.75 per cent of M&G’s IFRS profit or 600 per cent of base salary. Forty per cent of any bonus will be deferred into the Company’s shares. Long-term incentive awards will be 150 per cent of base salary under the PLTIP and 300 per cent of salary under the M&G Executive Long Term Incentive Plan. Any unvested share awards that Anne forfeits as a consequence of joining the Group will be replaced on a like-for-like basis, with replacement awards released in accordance with the original vesting timeframe attached to the forfeited awards. Anne’s service contract contains a notice provision under which either party may terminate upon 12 months’ notice.

Non-executive Directors

Non-executive Directors’ fees were reviewed in 2015 with changes effective from 1 July 2015 as set out in the ‘Non-executive fee’ section. The next review will be effective 1 July 2016.

As set out in the report of the Nomination Committee, the appointment of chairmen of the boards of M&G Limited and Prudential Corporation Asia Limited has been proposed. The Remuneration Committee has approved a fee of £250,000 per annum for each of these roles, fixed for a period of two years from the date of the appointment. The fee for the chair of Prudential Corporation Asia Limited will be payable in Hong Kong dollars using an exchange rate fixed on the date of appointment.

SUPPLEMENTARY INFORMATION

Directors’ outstanding long-term incentive awards

Share-based long-term incentive awards

	Plan name	Year of award	Conditional share awards outstanding at 1 Jan 2015	Conditional awards in 2015	Market price at date of award	Dividend equivalents on vested shares	Rights exercised in 2015	Rights lapsed in 2015	Conditional share awards outstanding at 31 Dec 2015	Date of end of performance period
			(Number of shares)	(Number of shares)	(pence)	(Number of shares released) (note 2)			(Number of shares)
Penny James	GPSP	2012	37,925		678	3,351	37,925		-	31-Dec-14
	PLTIP	2013	25,181		1203				25,181	31-Dec-15
	PLTIP	2014	30,279		1317				30,279	31-Dec-16
	PLTIP	2015		24,348	1672				24,348	31-Dec-17
			93,385	24,348		3,351	37,925		79,808
Michael McLintock	GPSP	2012	47,079		678	4,163	47,079		-	31-Dec-14
	PLTIP	2013	46,687		1203				46,687	31-Dec-15
	PLTIP	2014	44,487		1317				44,487	31-Dec-16
	PLTIP	2015		35,011	1672				35,011	31-Dec-17
			138,253	35,011		4,163	47,079		126,185
Nic Nicandrou	GPSP	2012	185,374		678	16,399	185,374		-	31-Dec-14
	PLTIP	2013	122,554		1203				122,554	31-Dec-15
	PLTIP	2014	132,375		1317				132,375	31-Dec-16
	PLTIP	2015		104,117	1672				104,117	31-Dec-17
			440,303	104,117		16,399	185,374		359,046
Barry Stowe[1]	GPSP	2012	95,642		678	8,516	95,642		-	31-Dec-14
	BUPP	2012	95,642		678	8,000	89,864	5,778	-	31-Dec-14
	PLTIP	2013	131,266		1203				131,266	31-Dec-15
	PLTIP	2014	114,824		1317				114,824	31-Dec-16
	PLTIP	2015		113,940	1672				113,940	31-Dec-17
	PLTIP	2015		50,668	1611.5				50,668	31-Dec-17
			437,374	164,608		16,516	185,506	5,778	410,698
Mike Wells[1]	GPSP	2012	199,256		678	17,742	199,256		-	31-Dec-14
	BUPP	2012	199,256		678	17,742	199,256		-	31-Dec-14
	PLTIP	2013	273,470		1203				273,470	31-Dec-15
	PLTIP	2014	238,954		1317				238,954	31-Dec-16
	PLTIP	2015		209,222	1672				209,222	31-Dec-17
	PLTIP	2015		30,132	1611.5				30,132	31-Dec-17
			910,936	239,354		35,484	398,512		751,778
Tony Wilkey[3]	GPSP	2012	33,272		663.5	2,940	33,272		-	31-Dec-14
	PCA LTIP	2012	66,008		663.5		66,008		-	31-Dec-14
	PCA LTIP	2012	35,926		854		35,926		-	31-Dec-14
	PLTIP	2013	25,244		1203				25,244	31-Dec-15
	PCA LTIP	2013	55,705		1203				55,705	31-Dec-15
	PCA LTIP	2013	47,182		1178				47,182	31-Dec-15
	PLTIP	2014	22,935		1317				22,935	31-Dec-16
	PCA LTIP	2014	45,870		1317				45,870	31-Dec-16
	PCA LTIP	2014	68,806		1317				68,806	31-Dec-17
	PLTIP	2015		21,091	1672				21,091	31-Dec-17
	PCA LTIP	2015		42,183	1672				42,183	31-Dec-17
	PLTIP	2015		29,008	1611.5				29,008	31-Dec-17
			400,948	92,282		2,940	135,206		358,024

Notes

1	The awards for Barry Stowe and Mike Wells were made in ADRs (1 ADR = 2 ordinary shares). The figures in the table are represented in terms of ordinary shares.
2	A DRIP dividend equivalent was accumulated on these awards.
3	The PCA LTIP is an arrangement for executives and senior management of PCA. Tony Wilkey was a participant of this plan until his appointment to the Board on 1 June 2015 and will no longer be eligible to new awards from this date.

Business-specific cash-based long-term incentive plans

	Year of initial award	Face value of conditional share awards outstanding at 1 January 2015 £000	Conditionally awarded in 2015 £000	Payments made in 2015 £000	Face value of conditional share awards outstanding at 31 December 2015 £000	Date of end of performance period
Michael McLintock
M&G Executive LTIP	2012	953		1,973	-	31-Dec-14
M&G Executive LTIP	2013	1,112			1,112	31-Dec-15
M&G Executive LTIP	2014	1,146			1,146	31-Dec-16
M&G Executive LTIP	2015		1,182		1,182	31-Dec-17
Total payments made in 2015				1,973

Note

Under the M&G Executive LTIP, the value of each unit at award is £1. The value of units changes based on M&G’s profit growth and investment performance over the performance period. For the 2012 award of 952,960 units, the unit price at the end of the performance period was £2.07, which resulted in a payment of £1,972,627 to Michael McLintock in 2015. For the 2013 award of 1,112,400 units, the unit price at the end of the performance period was £1.79, which will result in a payment of £1,991,196 to Michael McLintock in 2016.

Other share awards

The table below sets out Executive Directors’ deferred bonus share awards.

	Year of grant	Conditional share awards outstanding at 1 Jan 2015	Conditionally awarded in 2015	Dividends accumulated in 2015 (note 2)	Shares released in 2015	Conditional share awards outstanding at 31 December 2015	Date of end of restricted period	Date of release	Market price at date of award	Market price at date of vesting or release
		(Number of shares)	(Number of shares)	(Number of shares)	(Number of shares)	(Number of shares)			(pence)	(pence)
Penny James
Deferred 2011 Group deferred bonus plan award	2012	7,069			7,069	-	31-Dec-14	30-Mar-15	783	1697
Deferred 2012 Group deferred bonus plan award	2013	5,542		135		5,677	31-Dec-15		1083
Deferred 2013 Group deferred bonus plan award	2014	4,764		116		4,880	31-Dec-16		1317
Deferred 2014 Group deferred bonus plan award	2015		3,850	93		3,943	31-Dec-17		1672
		17,375	3,850	344	7,069	14,500
Michael McLintock
Deferred 2011 annual incentive award	2012	39,191			39,191	-	31-Dec-14	30-Mar-15	750	1697
Deferred 2012 annual incentive award	2013	37,741		923		38,664	31-Dec-15		1055
Deferred 2013 annual incentive award	2014	70,801		1,732		72,533	31-Dec-16		1317
Deferred 2014 annual incentive award	2015		54,312	1,329		55,641	31-Dec-17		1672
		147,733	54,312	3,984	39,191	166,838

	Year of grant	Conditional share awards outstanding at 1 Jan 2015	Conditionally awarded in 2015	Dividends accumulated in 2015 (note 2)	Shares released in 2015	Conditional share awards outstanding at 31 December 2015	Date of end of restricted period	Date of release	Market price at date of award	Market price at date of vesting or release
		(Number of shares)	(Number of shares)	(Number of shares)	(Number of shares)	(Number of shares)			(pence)	(pence)
Nic Nicandrou
Deferred 2011 annual incentive award	2012	47,365			47,365	-	31-Dec-14		750	1697
Deferred 2012 annual incentive award	2013	40,823		998		41,821	31-Dec-15		1055
Deferred 2013 annual incentive award	2014	35,765		874		36,639	31-Dec-16		1317
Deferred 2014 annual incentive award	2015		28,112	687		28,799	31-Dec-17		1672
		123,953	28,112	2,559	47,365	107,259
Barry Stowe (note 1)
Deferred 2011 annual incentive award	2012	55,154			55,154	-	31-Dec-14	30-Mar-15	750	1697
Deferred 2012 annual incentive award	2013	39,674		972		40,646	31-Dec-15		1055
Deferred 2013 annual incentive award	2014	30,996		758		31,754	31-Dec-16		1317
Deferred 2014 annual incentive award	2015		27,324	668		27,992	31-Dec-17		1672
		125,824	27,324	2,398	55,154	100,392
Mike Wells (note 1)
Deferred 2011 annual incentive award	2012	101,314			101,314	-	31-Dec-14	30-Mar-15	750	1697
Deferred 2012 annual incentive award	2013	84,514		2,072		86,586	31-Dec-15		1055
Deferred 2013 annual incentive award	2014	102,130		2,506		104,636	31-Dec-16		1317
Deferred 2014 annual incentive award	2015		113,518	2,786		116,304	31-Dec-17		1672
		287,958	113,518	7,364	101,314	307,526
Tony Wilkey
Deferred 2012 PCA deferred bonus plan award	2013	80,570			80,570	-	31-Dec-15	30-Mar-15	1083	1697
Deferred 2013 PCA deferred bonus plan award	2014	69,571		1,260		70,831	31-Dec-16		1317
Deferred 2014 PCA deferred bonus plan award	2015		80,833	1,457		82,290	31-Dec-17		1672
		150,141	80,833	2,717	80,570	153,121

Notes

1	The deferred share awards for Barry Stowe and Mike Wells were made in ADRs (1 ADR = 2 ordinary shares). The figures in the table are represented in terms of ordinary shares.
2	The number of shares awarded initially awarded is calculated using the average share price over the three business days prior to the date of grant For the awards from the 2014 annual incentives, made in 2015, the average share price was 1688 pence.
3	A DRIP dividend equivalent was accumulated on these awards.

All-employee share plans

It is important that all employees are offered the opportunity to own shares in Prudential, connecting them both to the success of the Company and to the interests of other shareholders. Executive directors are invited to participate in these plans on the same basis as other staff in their location.

Save As You Earn (SAYE) schemes

UK based Executive Directors are eligible to participate in the HM Revenue and Customs (HMRC) approved Prudential Savings-Related Share Option Scheme. This scheme allows all eligible employees to save towards the exercise of options over Prudential plc shares with the option price set at the beginning of the savings period at a discount of up to 20 per cent of the market price.

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

The table below provides information about shares purchased under the SIP together with Matching Shares (awarded on a 1:4 basis) and dividend shares.

	Year of initial grant	Share Incentive Plan awards held in Trust at 1 Jan 2015(Number of shares)	Partnership shares accumulated in 2015(Number of shares)	Matching shares accumulated in 2015(Number of shares)	Dividend shares accumulated in 2015(Number of shares)	Share Incentive Plan awards held in Trust at 31 Dec 2015(Number of shares)

Michael McLintock	2014	106	116	29	4	255
Nic Nicandrou	2010	1,246	117	29	33	1,425
Mike Wells	2015	-	78	19	-	97

PCA All Employee Share Purchase Plan (PruSharePlus)

From August 2014, all Asia based employees were able to purchase Prudential plc shares up to a value of £5,000 per year from their gross salary through the PruSharePlus. For every two shares bought by the employee, one additional matching share is awarded which is purchased by Prudential on the open market. Dividend shares accumulate while the employee participates in the plan. If the employee withdraws from the plan, or leaves the Group, matching shares may be forfeited. The table below provides information about shares purchased under the PruSharePlus together with Matching Shares (awarded on a 1:2 basis) and dividend shares.

	Year of initial grant	PruSharePlus awards held in Trust at 1 Jan 2015(Number of shares)	Purchased shares accumulated in 2015(Number of shares)	Matching shares accumulated in 2015(Number of shares)	Dividend shares accumulated in 2015(Number of shares)	PruSharePlus awards held in Trust at 31 December 2015(Number of shares)

Tony Wilkey*	2014	140	266	133	6	545

*	Following his appointment to the Board, Tony Wilkey is no longer eligible to participate in the PSP with effect from the anniversary of his joining the plan.

Dilution

Releases from the Prudential Long Term Incentive Plan and GPSP are satisfied using new issue shares rather than by purchasing shares in the open market. Shares relating to options granted under all-employee share plans are also satisfied by new issue shares. The combined dilution from all outstanding shares and options at 31 December 2015 was 0.1 per cent of the total share capital at the time. Deferred shares will continue to be satisfied by the purchase of shares in the open market.

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

In addition, Prudential’s directors held, as at 1 April 2016, options to purchase 12,218 shares, all of which were issued under Prudential’s Savings-Related Share Option Scheme (SAYE). These options and plans are described in more detail below under ‘Options to purchase securities from Prudential’ in this section.

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

Options to purchase and discretionary awards of securities from Prudential

As of 1 April 2016, 8,421,889 options were outstanding, which Prudential issued under the SAYE schemes. As of 1 April 2016 directors and other executive officers held 12,218 of such outstanding options. Except as described above in ‘Outstanding options of directors and other executive officers’, each option represents the right of the bearer to subscribe for one share at a particular pre-determined exercise price at a pre-set exercise date.

As of 1 April 2016, 38,205,246 shares were outstanding under other awards. Of those, 1,434,396 shares were outstanding under the Annual Incentive Plan, 509,506 shares were outstanding under the PruCap Deferred Bonus Plan, 127,380 shares were outstanding under the Momentum Retention Plan, 397,514 shares were outstanding under the One Off Awards, 22,227,280 shares were outstanding under the PLTIP, 118,040 shares were outstanding under the GPSP, 2,705,810 shares were outstanding under the Deferred Share Plans and 7,342,905 shares were outstanding under the PCA LTIP and 3,342,415 were outstanding under the Prudential Agency Long Term Incentive Plan. Such outstanding awards held by directors or other executive officers at 31 December 2015 are included under ‘Long-term incentive plans’ in the ‘Compensation’ section above.

The aggregate proceeds that would arise if all outstanding options under the SAYE schemes were exercised is £81 million. The latest expiration dates for exercise or release of the securities underlying the options or awards and the number of options or shares are set out in the table below.

Year of Expiration	Options Outstanding Under Savings Related Share Option Scheme	Shares Outstanding Under Other Awards	Total
	£m
2016	8.421	1.475	9.896
2017	8.945	2.543	11.488
2018	9.281	1.815	11.096
2019	11.478	1.414	12.892
2020	-	0.751	0.751
2021	-	0.424	0.424
2022	-	-	-
2023	0.08	-	0.08
Total	38.205	8.422	46.627

Information concerning the Group’s share award and share option plans for its employees is provided in ‘Compensation’ above as well as in note B3.2 to the consolidated financial statements in Item 18.

Board Practices

HOW WE OPERATE

Board Roles

CHAIRMAN

Paul Manduca

The Chairman has overall responsibility for leadership of the Board and ensuring its overall effectiveness. He sets the Board’s agendas to ensure the Board has adequate time for discussion of all agenda items, in particular strategic issues. The Chairman promotes a culture of openness and debate, and fosters constructive relations between Executive and Non-executive Directors. The Chairman ensures directors receive relevant information in a timely fashion. Externally, the Chairman is a key contact for shareholders to discuss governance and strategy.

GROUP CHIEF EXECUTIVE

Mike Wells

The Group Chief Executive is responsible for the operational management of the Group on behalf of the Board and for ensuring the implementation of the Board’s decisions. The Group Chief Executive leads the executive directors and other senior executives in the management of all aspects of the day to day business of the Group. The Group Chief Executive ensures that the Chairman is kept informed of all key issues.

SENIOR INDEPENDENT DIRECTOR

Philip Remnant

The Senior Independent Director acts as a sounding board for the Chairman and is available to shareholders to address any concerns or issues not resolved through normal channels.

The Senior Independent Director leads the Non-executive Directors in conducting the Chairman’s annual evaluation.

COMMITTEE CHAIRS

Paul Manduca, Howard Davies, Ann Godbehere, Anthony Nightingale

The committee chairs are responsible for the leadership and governance of the Board’s principal committees and report matters of significance to the Board.

The Board is collectively responsible for the long term success of the Group and for providing leadership within a framework of effective controls. The control environment enables the Board to identify significant risks and apply appropriate measures to manage and mitigate them. The Board is responsible for approving the Group strategy and for ensuring that the Group is suitably resourced to achieve it. In doing so, the Board takes account of its responsibilities to the Group’s stakeholders, including its shareholders, employees, suppliers and the communities in which Prudential operates.

The Non-executive Directors are responsible for constructively challenging, and helping to develop, proposals on Group strategy, offering input based on individual and collective experience. They scrutinise the performance of management in meeting agreed goals and objectives and take on specific duties as members of the Board’s principal Committees.

The Board has terms of reference which specifically set out matters reserved for its decision. These include matters such as approving the Group’s strategy and monitoring its implementation, the approval of annual budgets and business plans, as well as the risk appetite of the Group and its capital and liquidity positions. The Board has approved a governance framework that requires all business units to seek authority from the Board to carry out actions exceeding pre-determined limits.

The Board has delegated authority to a number of Board Committees which assist the Board in delivering its responsibilities and ensuring that there is appropriate independent oversight of internal control and risk management.

Authority for the operational management of the Group’s businesses has been delegated to the Group Chief Executive for execution or further delegation by him in respect of matters which are necessary for the effective day-to-day running and management of the business. The chief executive of each business unit has responsibility for the management of that business unit.

Changes to Board roles and membership

During 2015, and in the year to date, Board roles and membership changed as follows:

Board changes	Role changes

•    Tidjane Thiam stepped down as Group Chief Executive and Executive Director (May 2015)

•    Lord Turnbull stepped down as Chairman of the Remuneration Committee, member of the Nomination Committee and Non-executive Director (May 2015)

•    Pierre-Olivier Bouée stepped down as Executive Director (May 2015) and as Group Chief Risk Officer (June 2015)

•    Tony Wilkey, previously Chief Executive of Prudential Corporation Asia’s network of life insurance operations, was appointed as Executive Director of Prudential Plc and Chief Executive, Prudential Corporation Asia (June 2015)

•    Penny James, previously Director of Group Finance, was appointed as Executive Director and Group Chief Risk Officer (September 2015)

•    David Law and Lord Turner were appointed as Non-executive Directors (September 2015)

•    Jackie Hunt’s departure as Chief Executive, Prudential UK & Europe was announced (October 2015) and Ms Hunt resigned as Executive Director (November 2015)

•    John Foley, previously Group Investment Director, was appointed as Executive Director and Chief Executive of Prudential UK & Europe (January 2016)

•    Anthony Nightingale took on the role of the Chair of the Remuneration Committee and was appointed as a member of the Nomination Committee, continuing in his role as Non-executive Director (May 2015)

•    Mike Wells, previously President and Chief Executive Officer of Jackson National Life Insurance Company, became Group Chief Executive, continuing in his role as Executive Director (June 2015)

•    Barry Stowe, previously Chief Executive of Prudential Corporation Asia, became Chairman and Chief Executive Officer of the North American Business Unit, continuing in his role as Executive Director (June 2015)

Mr McLintock has indicated his intention to retire from the Board in 2016. We have announced that Mr McLintock will be succeeded by Anne Richards, who will join Prudential from Aberdeen Asset Management PLC, where she held the position of Chief Investment Officer and was responsible for operations in Europe, the Middle East and Africa. She has held senior roles at JP Morgan Investment Management, Mercury Asset Management and Edinburgh Fund Managers.

Mr Johnston will retire at the end of the 2016 Annual General Meeting.

Board Decision Making

The Board has established a number of committees comprising Non-executive Directors in line with corporate governance guidelines, to ensure independent oversight and challenge and to assist the Board in operating effectively. The responsibilities of the principal committees are key components of the Group’s governance framework.

NOMINATION COMMITTEE Paul Manduca	AUDIT COMMITTEE Ann Godbehere	RISK COMMITTEE Howard Davies	REMUNERATION COMMITTEE Anthony Nightingale

The Nomination Committee ensures that the Board retains an appropriate balance of skills to support the strategic objectives of the Group and that an effective framework for senior succession planning is in place.

The Audit Committee monitors the integrity of the Group’s financial reporting, including the effectiveness of internal control and risk management systems and the effectiveness of internal and external auditors.

The Risk Committee oversees the Group’s overall risk appetite and risk tolerance, as well as the Group’s investment and risk management frameworks.

The Remuneration Committee determines the overall remuneration policy for the Group, including the individual remuneration packages of the Chairman and Executive Directors, and oversees the remuneration arrangements of senior management.

Key areas of focus – how the Board spent its time

Meetings

The Board met on 10 occasions during the year, which included two overseas meeting held at the Group’s operations in the US and Hong Kong. The Board also held a separate strategy event during the year. Individual Directors’ attendance at meetings throughout the year is set out in the table below.

During the year, the Chairman met with the Non-executive Directors without the Executive Directors being present on five occasions.

In the ordinary course, Board and Committee papers are provided one week in advance of each meeting and where a Director was unable to attend a meeting, their views were canvassed in advance by the Chairman of that meeting.

Board and Committee meeting attendance during 2015

	Board	Audit Committee	Nomination Committee	Remuneration Committee	Risk Committee	General Meeting
Number of meetings held	10	10	5	7	6	1
Chairman
Paul Manduca	10	-	5	-	-	1

Executive Directors
Tidjane Thiam[1]	4/4	-	-	-	-	1
Mike Wells[2]	10	-	-	-	-	1
Nic Nicandrou	10	-	-	-	-	1
Pierre-Olivier Bouée[3]	4/4	-	-	-	-	1
Jackie Hunt[4]	8/8	-	-	-	-	1
Penny James[5]	3/3	-	-	-	-	n/a
Michael McLintock	10	-	-	-	-	1
Barry Stowe	10	-	-	-	-	1
Tony Wilkey[6]	5/6	-	-	-	-	n/a

Non-executive Directors
Philip Remnant	10	10	4/5	7	-	1
Howard Davies	10	10	4/5	-	6	1
Ann Godbehere	10	10	5	-	6	1
Alistair Johnston	10	10	-	-	-	1
David Law[7]	3/3	3/3	-	-	-	n/a
Kai Nargolwala	10	-	-	7	6	1
Anthony Nightingale[8]	10	-	4/4	7	-	1
Alice Schroeder	10	10	-	-	-	1
Lord Turner[7]	3/3	-	-	-	2/2	n/a
Lord Turnbull[9]	4/4	-	0/1	3/3	3/3	1

Notes

1)	Tidjane Thiam stepped down as an Executive Director and Group Chief Executive on 31 May 2015.
2)	Mike Wells was appointed as Group Chief Executive on 1 June 2015.
3)	Pierre-Olivier Bouée stepped down as an Executive Director on 31 May 2015.
4)	Jackie Hunt resigned as an Executive Director on 3 November 2015.
5)	Penny James was appointed as an Executive Director on 1 September 2015.
6)	Tony Wilkey was appointed as an Executive Director on 1 June 2015.
7)	David Law and Lord Turner were appointed as Non-executive Directors on 15 September 2015.
8)	Anthony Nightingale was appointed as a member of the Nomination Committee on 14 May 2015.
9)	Lord Turnbull stepped down as a Non-executive Director on 14 May 2015.
10)	The Audit and Risk Committees held two meetings jointly during the year in addition to those listed above, which were attended by all members from both Committees.

Powers of the Board

The Board may exercise all powers conferred on it by the Company’s Articles of Association (the Articles) and the Companies Act 2006. This includes the powers of the Company to borrow money and to mortgage or charge any of its assets (subject to the limitations set out in the Companies Act 2006 and the Company’s Articles) and to give a guarantee, security or indemnity in respect of a debt or other obligation of the Company.

Board Balance And Effectiveness

Succession planning

The Board continues to be actively engaged in succession planning for both executive and non-executive roles to ensure that Board composition is progressively refreshed and that the Board retains its effectiveness. The Board carries out its succession planning primarily through the Nomination Committee. The Board is kept fully apprised of the review process applied across all businesses which covers both executive director and senior management succession and development. The Board considers annually the outcome of the review and any actions arising from the review are implemented as part of the management development agenda. Egon Zehnder supported the succession planning process, undertook external searches for candidates and evaluated internal candidates for both Board and non-Board roles. Aside from these activities, Egon Zehnder did not undertake any other significant work for Prudential.

Diversity

Given the global reach of the Group’s operations, the Board makes every effort to ensure it is able to recruit directors from different backgrounds, with diverse experience, perspectives and skills. This diversity not only contributes towards Board effectiveness but is essential for successfully delivering the strategy of an international Group. The Board is committed to recruiting the best available talent and appointing the most appropriate candidate for each role. This approach, including due consideration of gender is followed as part of the Nomination Committee’s ongoing activities carried out during 2015 in respect of succession planning for Executive and Non-executive Directors.

The Board does not endorse quotas, but continues to commit to having an increasing representation of women in senior positions in the Group and on the Board.

Directors’ ongoing development

Prudential offers each Director an induction programme on joining the Board and provides opportunities for ongoing development.

Induction	Ongoing development

The Chairman is responsible for ensuring that induction programmes are provided for all new directors. These are tailored to reflect the experience of each director and their position as either Executive or Non-executive Directors.

On appointment, Non-executive Directors embark upon a wide-ranging induction programme covering, amongst other things, the principal bases of accounting for the Group’s results, the role of the Board and its principal Committees, the Group’s key risks and the risk management framework, as well as the compliance environment in which the Group operates.

The programme also includes detailed briefings on the Group’s business units, its product range, the markets in which it operates and the overall competitive environment.

Both Mr Law and Lord Turner started their induction programme in 2015, which included sessions with key management in the Group’s businesses.

Executive Directors receive an induction tailored to their skills and experience.

The Chairman is also responsible for ensuring that all Directors continually update their skills, knowledge and familiarity with the Group. Directors regularly receive reports on the Group’s businesses and the regulatory and industry-specific environments in which it operates.

In 2015, the Board took time for particular focus on the Group’s US and Asian businesses. During visits to the US and Asia, the Board received updates on key products and distribution in the US and in the Asian businesses, including an investor’s perspective. The Board’s overseas visits have allowed the Directors to meet with the local senior management teams.

Throughout the year, the Board focussed on regulatory developments, particularly Solvency II, and the introduction of a new regulatory responsibility framework for the industry, applicable to Senior Insurance Managers. A separate session was held updating the Board on risk and capital models. In addition, Directors were provided with updates at each Board meeting on other legal and regulatory changes and developments that could impact the industry and the Group.

Committee members received updates at Committee meetings on areas of particular relevance to the respective committees and were kept updated on ongoing developments in these areas, as well as the impact these have on the Group. In 2015, the Audit Committee and Risk Committee held two joint sessions in which they were provided with an update on Solvency II and related disclosures.

Directors may request individual in-depth briefings from time to time, which is valuable to Non-executive Directors wishing to improve their knowledge of particular developments affecting the Group or particular parts of the business.

Performance evaluation

2014

The table below sets out the actions taken by the Board in 2015 in response to themes arising from the 2014 externally-facilitated evaluation.

Theme	Action	Outcome
Board composition	Prioritise operational experience, gender balance and relevant geographical representation where possible in making new appointments to the Board. Keep the balance of Executive and Non-executive Directors under review.

This is an ongoing focus of the work of the Nomination Committee on succession planning and is one of the key criteria included when identifying and recommending individuals for Board succession.

The appointment of Penny James as Group Chief Risk Officer and Executive Director, effective 1 September 2015, maintains gender balance at Board level.

The appointment of two further Non-executive Directors to the Board ensures the composition of the Board remains balanced between Executive and Non-Executive Directors.

In addition, the appointment of David Law to the Board and Audit Committee provides detailed expertise around the audit processes of global insurance groups and the appointment of Lord Turner to the Board and Risk Committee adds extensive high-level experience of international regulation and financial services.

Relationship with senior management	Consider ways of further increasing informal contact between Non-executive Directors and senior management, for example, inviting additional senior managers to attend Committee meetings where appropriate and continuing to create opportunities for contact with local management during overseas visits.

Both the Audit and Risk Committees widened the pool of attendees at their meetings during 2015, including senior management from business units presenting updates where relevant.

As during previous overseas meetings, the Board met various senior management at Jackson and Prudential Corporation Asia as part of the overseas Board visits. These additional visits provided in-depth information and an opportunity for questions to be put directly to local management.

Selection processes	Provide more detailed updates and information on potential Board candidates to the whole Board as early as possible.

The Chairman continued to ensure that the Board was updated as early as possible on potential candidates.

As part of the selection process leading to the appointment of David Law and Lord Turner, individual meetings with a number of Directors took place and the Board was kept updated on the appointment process throughout.

Board papers	Continue to review and streamline Board and Committee papers.	Board papers remained subject to continuous improvement throughout the year to provide relevant, high quality information and strike the right balance between detail and overview.

2015

The performance evaluation of the Board and its principal Committees for 2015 was conducted internally at the end of 2015. The assessment was carried out by the Chairman and Group General Counsel and Company Secretary through a questionnaire. The findings were presented to the Board in February 2016 and an action plan agreed to address areas of focus identified by the evaluation.

The performance of the Non-executive Directors and the Group Chief Executive was evaluated by the Chairman in individual meetings. Philip Remnant, the Senior Independent Director, led the Non-executive Directors in a performance evaluation of the Chairman.

Executive Directors are subject to regular review and the Group Chief Executive individually appraised the performance of each of the Executive Directors as part of the annual Group-wide performance evaluation of all staff.

The review confirmed that the Board continued to operate effectively during the year and no major areas requiring improvement were highlighted. Progress has been made on the actions identified in 2014 and addressed in 2015, as reported above.

The following themes were identified as areas for focus in 2016:

Governance of subsidiary boards

The Board evaluation recognised that, following agreement with the PRA to appoint independent non-executive directors to certain of the Group’s larger subsidiaries, more formal oversight of the governance arrangements for their boards would be required. In addition, a process for appointing the subsidiary independent directors and the relationship between them and the Chairman and chairs of the Group Audit and Risk Committees would need to be implemented.

Post action reviews

The evaluation noted that the Board should continue to analyse past decisions closely, testing assumptions and projections made in the past.

Board papers

On Board processes, the feedback highlighted progress made during the year, in particular improvements in clarity of papers. This is another area we will continue to focus on during 2016 to ensure that the right balance is struck regarding the level of detail provided in papers, especially for technically complex matters. This will continue to assist the Board in managing a growing agenda and keeping regulatory and strategic issues balanced appropriately.

Products and customers

The Board intends to continue holding in-depth focus sessions on products and customers of the Group, including using Board visits to the business units in the UK, Asia and the US as a key opportunity to do this.

The Board will track its progress in addressing these themes at its meetings throughout the course of 2016 and report on actions taken in its next Annual Report.

Shareholder Engagement

As a major institutional investor, the Board recognises the importance of maintaining a high level of two-way communication with shareholders. The Company holds an ongoing programme of regular contact with major shareholders, conducted by the Chairman, Group Chief Executive, Chief Financial Officer and the Director of

Strategy and Capital Market Relations. Shareholder feedback from these meetings and general market views, for example from analyst research reports, are communicated to the Board.

The Senior Independent Director and other Non-executive Directors are available to meet with major shareholders on request.

The Group maintains a corporate website containing a wide range of relevant information for private and institutional investors, including the Group’s financial calendar. The Company’s Registrar, Equiniti, operates an internet access facility for registered shareholders, providing details of their shareholdings at www.shareview.co.uk.

A full programme of engagement with shareholders, potential investors and analysts, in the UK and overseas, is led each year by the Director of Strategy and Capital Market Relations. In addition, a conference for investors and analysts has been held on a regular basis since 2010, with in-depth business presentations and opportunities for attendees to meet with members of the Board and senior management through the course of the event. Most recently, the Group held a conference for investors in January 2016. The Group Chief Executive, Chief Financial Officer and investor relations team also attend major financial services conferences to present to and meet with the Company’s shareholders. In 2015, as part of the investor relations programme, over 440 meetings were held with approximately 700 individual institutional investors across the UK, in continental Europe, US and Asia.

The Chairman and Senior Independent Director also held individual meetings with major shareholders, primarily to discuss governance and strategy.

The Annual General Meeting is an opportunity for further shareholder engagement, for the Chairman to explain the Company’s progress and along with other members of the Board, to answer any questions. All Directors then in office attended the 2015 Annual General Meeting.

Details of the 2016 Annual General Meeting are available on www.prudential.co.uk, under ‘Investors’.

Further Information On Directors

Information on a number of regulations and processes relevant to Directors and how these are addressed by Prudential is given below.

Area	Prudential’s approach
	Non-executive Directors	Executive Directors
Rules governing appointment and removal

•    The Board, or members in a general meeting, may appoint a maximum of 20 directors as set out in the Company’s Articles.

•    Their appointment and removal is also governed by other provisions in the Articles, the UK Corporate Governance Code (the UK Code), the Hong Kong Corporate Governance Code (HK Code) as appended to Hong Kong Listing Rules (the HK Listing Rules) and the Companies Act 2006.

Terms of appointment

•    Non-executive Directors are appointed for an initial term of three years.

•    Subject to review by the Nomination Committee and re-election by shareholders, it would be expected that they serve a second term of three years.

•    After six years, Non-executive Directors may be appointed for a further year, up to a maximum of three years in total, subject to rigorous review and re-election by shareholders.

•    The Compensation Section sets out the terms of the Non-executive Directors’ letters of appointment.

• The Compensation Section sets out the terms of Executive Directors’ service contracts.

Area	Prudential’s approach
	Non-executive Directors	Executive Directors

Independence of the Non-executive Directors

•    Prudential is one of the UK’s largest institutional investors and the Board does not believe that this compromises the independence of those Non-executive Directors who are on the boards of companies in which the Group has a shareholding. The Board also believes that such shareholdings should not preclude the Company from having the most appropriate and highest calibre Non-executive Directors.

•    The independence of the Non-executive Directors is determined by reference to the UK Code and HK Listing Rules. Prudential is required to affirm annually the independence of all Non-executive Directors under the HK Listing Rules and the independence of its Audit Committee members under Sarbanes Oxley legislation.

•    For the purposes of the UK Code, throughout the year, all Non-executive Directors were considered by the Board to be independent in character and judgement and to have met the criteria for independence as set out in the UK Code.

•    For the HK Listing Rules purposes, the Company will consider Mr. Law independent from 1 July 2016, the date one year after his retirement from PwC. The Company has received confirmation of independence from each of the other Non-executive Directors as required by the HK Listing Rules.

•    The Board does not consider that Mr. Law’s previous position at PwC affects his status as an independent Director for the purposes of the UK Code (or in relation to his membership of the Audit Committee, under applicable Sarbanes-Oxley legislation). Mr. Law does not retain any ongoing involvement with PwC other than his pension entitlements and his current position as CEO of L&F Indemnity, the captive insurance group that serves the PricewaterhouseCoopers network (this group of companies has no involvement in the operation of PwC).

•    There were no other material factors which were deemed to affect the Non-executive Directors’ independence.

External appointments	• Directors may hold directorships or other significant interests in companies outside the Group which may have business relationships with the Group.

•    Non-executive Directors may hold positions on a number of external company boards or other bodies provided that they are able to demonstrate satisfactory time commitment to their role at Prudential and that they discuss any new appointment with the Chairman prior to accepting. This ensures that they do not compromise their independence and that any potential conflicts of interest or possible issues arising out of the time commitments required by the new role can be identified and addressed appropriately.

•    The major commitments of the Non-executive Directors are detailed in their biographies in Item 6.

•    Executive Directors may accept external directorships and retain any fees earned from those directorships subject to prior discussion with either the Chairman or Group Chief Executive and, where necessary, consideration by the Nomination Committee. Permission is granted provided that the appointments do not lead to any conflicts of interest.

•    In line with the UK Code, we would not expect our Executive Directors to hold more than one non-executive directorship in another FTSE 100 company nor chair such a company.

•    Details of any fees retained from such appointments are included in the Compensation section in Item 6.

Area	Prudential’s approach
	Non-executive Directors	Executive Directors
Conflicts of interest

•    Directors have a statutory duty to avoid conflicts of interest with the Company. The Company’s Articles allow its Directors to authorise conflicts of interest and the Board has adopted a policy and effective procedures to manage and, where appropriate, approve conflicts or potential conflicts of interest.

•    Under these procedures, Directors are required to notify all directorships in companies which are not part of the Group, along with other positions which could result in a conflict or could give rise to a potential conflict, before they take on their additional positions.

•    The Chairman and the Group General Counsel and Company Secretary assess new appointments which Board members are considering, in order to identify any conflicts or potential conflicts. Where a conflict or potential conflict is identified, the Nomination Committee, or the Board where appropriate, considers, and if thought fit, approves each such situation individually.

•    Authorisations of conflicts are reviewed annually prior to the publication of the Annual Report.

Election and re-election

•    Proposals for election and re-election are supported by the annual performance evaluation of each Director, which concluded that each director continues to make an effective contribution.

•    All Directors will retire from the Board at the 2016 Annual General Meeting.

•    John Foley, Penny James, David Law, Lord Turner and Tony Wilkey will seek election for the first time.

•    All other Directors, except Alistair Johnston, wish to seek re-election.

Indemnities and protections

•    The Company’s Articles permit the Directors and Officers of the Company to be indemnified in respect of liabilities incurred as a result of their office.

•    Suitable insurance cover is in place in respect of legal action against directors and senior managers of companies within the Group.

•    This includes qualifying third party indemnity provisions for the benefit of the Directors of the Company and other such persons in their capacity as directors of other companies within the Group.

•    These indemnities were in force during 2015 and remain so.

Independent legal advice	• Directors have the right to seek independent professional advice at the Group’s expense and copies of such advice are circulated to other Directors where applicable and appropriate.
Share dealing and inside information

•    Prudential has adopted share dealing rules relating to securities transactions by Directors on terms no less exacting than required by Appendix 10 to the HK Listing Rules and by the UK Model Code. The Directors have complied with this code of conduct throughout the period. Relevant controls are applied to the handling and dissemination of inside information which form part of the Group’s internal governance framework.

Compensation for loss of office

•    The Company’s policy on loss of office payments for directors forms part of the Directors’ Remuneration Policy which was approved by shareholders at the Annual General Meeting in 2014. A copy of the policy is available on the Company’s corporate website www.prudential.co.uk.

Significant contracts	• At no time during the year did any Director hold a material interest in any contract of significance with the Company or any subsidiary undertaking.

For additional information on the date of expiration of the Directors’ current terms of office, the period during which Directors have served and details of Executive Directors service contracts and Non-executive Directors letters of appointments (and certain benefits thereunder upon termination), please see Item 6—“Compensation Section”.

Board Committee Reports

The principal Committees of the Board are the Nomination, Audit, Risk and Remuneration Committees. These Committees form a key element of the Group Governance framework, facilitating effective independent oversight of the Group’s activities by the Non-executive Directors.

Each Committee Chairman provides an update to the Board of each Committee meeting, supported by a short written summary of the Committee business considered.

Nomination Committee report

Committee members	Regular attendees
Paul Manduca (Chairman) Howard Davies Ann Godbehere Anthony Nightingale (from May 2015) Philip Remnant Lord Turnbull (until May 2015)	Group Chief Executive Group Human Resources Director Group General Counsel and Company Secretary

Number of meetings in 2015: five

The role and responsibilities of the Committee are set out in its terms of reference, which are reviewed by the Committee and approved by the Board on an annual basis. The principal responsibilities of the Committee are:

•	Keeping under review the leadership needs of the Group and ensuring suitable Board successions plans are in place;
•	Reviewing the size, structure and composition of the Board including knowledge, experience and diversity, and making recommendations to the Board with regard to any changes;
•	Identifying and nominating candidates, based on merit and against objective criteria, for approval by the Board to fill any Board vacancies;
•	Regularly reviewing the independence of the Non-executive Directors;
•	Annually reviewing the time required from a Non-executive Director to fulfil the obligations of the position;
•	Recommending to the Board the re-appointment of any Non-executive Director at the conclusion of their specified term of office and making recommendations as to their re-election by shareholders;
•	Considering and authorising any actual or potential situational conflicts arising from either new or existing appointments.

How the Committee discharged its responsibilities during 2015

Matter considered	How the Committee addressed the matter
Succession planning • Appointments • Non-executive Directors

The Committee kept succession plans for executive and non-executive Board roles under continuous review.

During 2015, the Committee led a search for additional candidates to be appointed to the Board as Non-executive Directors, in order to ensure Board composition was progressively refreshed, assisted by Egon Zehnder as the search consultant.

An initial list of candidates was provided to the Committee and comments fed back to the Chairman. A shortlist was prepared and the Committee agreed that the Chairman would continue the search process. The Chairman coordinated the continued search, keeping the other Committee members closely involved in the process. This included conversations with potential candidates, who met the Chairman, the Group Chief Executive and other members of the Committee, including the Senior Independent Director and key management. The Board was kept regularly updated on progress.

Mr Law and Lord Turner were identified through this process. Mr Law has excellent knowledge and in-depth experience of the issues in the financial services industry gained throughout his lengthy career at PwC which included five years as Global Leader of their insurance practice. He also has extensive experience working with clients in an industry regulated by the Prudential Regulation Authority (PRA) and the Financial Conduct Authority (FCA).

Lord Turner has held a number of non-executive positions since 2000, which provided him with extensive involvement in audit, risk and remuneration committees across a range of industries He has in-depth knowledge of financial services gained during his appointment as Chairman of the FSA (2008-2013) and as non-executive director of the Bank of England.

The Committee recommended the appointment of Mr Law and Lord Turner to the Board for approval.
• Executive Directors

The Committee also led searches for the executive Board vacancies which arose during the year. During 2015, the appointments of the Group Chief Executive, the Group Chief Risk Officer and the Chief Executives of the Northern American, Asian and UK & Europe businesses were recommended by the Committee.

Egon Zehnder were again appointed as the search consultant to review the external market and, where required, to provide support in the assessment of internal candidates.

Initial longlists of potential internal and external candidates were considered. After a review of the longlists, shortlisted candidates met the Chairman, the Group Chief Executive and other members of the Committee, including the Senior Independent Director and key management where appropriate. Additionally, candidates were assessed by Egon Zehnder against the role specification requirements. The outcomes of these searches are set out below.

Mr Wells was selected for the role of Group Chief Executive. Mr Wells has served on the Board since January 2011 as President and Chief Executive of Jackson. He has extensive experience of life insurance, retirement services and asset management, having worked in the sector for 29 years, with 20 of those years spent in senior and strategic positions at Jackson.

Matter considered	How the Committee addressed the matter

Mr Stowe was selected as Chairman and Chief Executive of the North American business unit. He had served on the Board since November 2006 as Chief Executive of Prudential Corporation Asia and altogether has 35 years of experience of leading life insurance organisations in the US and Asia.

Mr Wilkey was selected as Chief Executive, Prudential Corporation Asia. He has 28 years of experience in life insurance. Prior to joining Prudential in 2006 as Chief Executive, Insurance, at Prudential Corporation Asia, Mr Wilkey was Deputy President and Chief Operating Officer of American International Assurance (AIA), responsible for AIA’s life companies in South East Asia.

Ms James was selected as Group Chief Risk Officer. She previously served as Director of Group Finance, responsible for the delivery of the Group’s financial results, business planning and performance monitoring. In that role, she also led Prudential’s Solvency II programme and was a member of the Group Executive Risk Committee.

Mr Foley was selected as Chief Executive, UK & Europe in January 2016. He has more than 35 years’ experience and an in-depth knowledge of Prudential UK & Europe. Mr Foley acted as Interim Chief Executive of the UK & Europe business from October 2015 in addition to his duties as Group Investment Director. Between 2011 and 2013, he served on the Company’s Board as Group Chief Risk Officer.

Ms Richards, will join Prudential as successor to Mr McLintock as Chief Executive of M&G Investments. Mr McLintock announced in February 2016 his intention to retire from the Board. Ms Richards joins from Aberdeen Asset Management PLC, where she held the position of Chief Investment Officer and was responsible for operations in Europe, the Middle East and Africa. She has held senior roles at JP Morgan Investment Management, Mercury Asset Management and Edinburgh Fund Managers.

The Board were kept informed throughout the process and the Committee recommended the appointment of Mr Wells, Mr Stowe, Mr Foley, Mr Wilkey, Ms James and Ms Richards to the Board for approval.
• Re-election of directors

As part of its ongoing work on Board succession planning, the Committee considered the terms of appointment for the Chairman, Committee Chairmen and Non-executive Directors taking into account time commitment and the general balance of skills, experience and knowledge on the Board and assessing length of service in their roles. Having reviewed the performance of relevant Non-executive Directors in office at the time, the Committee recommended to the Board that those Non-executive Directors should stand for re-election at the 2015 Annual General Meeting.

The Chairman was appointed by the Board in July 2012 for an initial three-year term, due to expire in 2015. The performance of the Chairman is reviewed annually through a process led by the Senior Independent Director. Following review in 2015, the Committee, led by the Senior Independent Director, recommended to the Board that the Chairman be appointed for a further term of three years expiring in 2018, subject to re-election by shareholders.

The Committee further considered the term of appointment of Ann Godbehere, who has been a Non-executive Director since 2007 and Chairman of the Audit Committee from 2010. In line with corporate governance guidelines, any reviews of Non-executive Director terms beyond six years are particularly rigorous. The Committee invited Ann to serve an additional year expiring at the conclusion of the Annual General Meeting in 2016.

Matter considered	How the Committee addressed the matter

Alistair Johnston and Kai Nargolwala completed their first term of three years following their initial appointment by shareholders at the 2012 Annual General Meeting. Following performance evaluation by the Committee and re-election by shareholders in 2015, both were invited to serve a further term of three years, expiring at the conclusion of the 2018 Annual General Meeting.

Independence	The Committee considered the independence of the Non-executive Directors against relevant requirements as outlined in Item 6, ‘Board Practices’.
Conflicts of interest

The Board has delegated authority to the Committee to consider, and authorise where necessary, any actual or potential conflicts of interest in accordance with relevant legislation, the provisions in the Company’s Articles and the procedures approved by the Board.

In February 2016, the Committee considered the external appointments of all Directors and reviewed existing conflict authorisations, reaffirming or updating any terms or conditions attached to authorisations where required.

New positions were reviewed during the year as they arose and conflicts authorised as relevant.

Governance • Committee effectiveness

The effectiveness of the Committee was assessed as part of the overall performance evaluation of the Board. This assessment confirmed that the Committee continued to operate effectively during the year. More information on the Board evaluation can be found in Item 6, ‘Board Practices’.

• Group subsidiaries

At the request of the Board, and as agreed with the PRA, the Committee undertook preparatory work during 2015 in order to put in place independent chairs and directors on certain of the Group’s subsidiary boards. From February 2016, the duties of the Committee were extended to reflect the new responsibilities in relation to the governance arrangements for such subsidiary boards and the independent chairs and directors.

The Committee has been re-named the Nomination & Governance Committee to reflect these new duties.

• Terms of reference

The Committee considered and made recommendations to the Board regarding its terms of reference during the year. The terms of reference, which are reviewed annually, can be found on the Company’s website: www.prudential.co.uk. These recommendations included provisions setting out the Committee’s new duties in respect of independent directors of certain of the Group’s subsidiaries.

Audit Committee report

Committee members	Regular attendees
Ann Godbehere (Chairman) Howard Davies Alistair Johnston David Law (from September 2015) Philip Remnant Alice Schroeder

Chairman of the Board

Group Chief Executive

Chief Financial Officer

Group Chief Risk Officer

Group Regulatory and Government Affairs Director

Group General Counsel and Company Secretary

Director of Group Compliance

Director of Group-wide Internal Audit

External Audit Partner

Number of meetings in 2015: 10 (in addition, 2 joint meetings were held with the Risk Committee)

The role and responsibilities of the Committee are set out in its terms of reference, which are reviewed by the Committee and approved by the Board on an annual basis. The principal responsibilities of the Committee are:

•	Monitoring the integrity of the Group’s Annual Report and Accounts and any other periodic financial reporting, reviewing the accounting policies adopted, decisions taken regarding major areas of judgement and the going concern assumption;
•	Reviewing and providing advice to the Board as to whether the Group’s Annual Report and Accounts are fair, balanced and understandable;
•	Keeping under review the framework and effectiveness of the Group’s systems of internal control and approving the statements to be included in financial reports concerning their effectiveness;
•	Assessing the performance, independence and objectivity of the external auditor, making recommendations to the Board regarding their appointment and approving their terms of engagement;
•	Reviewing the effectiveness and performance of the service provided by the internal audit function and approving the internal audit programme;
•	Considering the effectiveness of compliance arrangements across the Group and approving the annual compliance plan;
•	Reviewing procedures for managing allegations from whistleblowers and arrangements for employees to raise any concerns about possible financial reporting improprieties;
•	Reviewing the effectiveness of the Group Governance framework and any material approvals for deviations from the Group’s governance policies;
•	Approving the standard terms of reference for the Business Unit audit committees and annually reviewing their effectiveness.

How the Committee discharged its responsibilities during 2015

Matter considered	How the Committee addressed the matter
Financial reporting • Overview

The Committee assessed whether appropriate accounting policies had been adopted throughout the accounting period and whether management had made appropriate estimates and judgements over recognition, measurement and presentation of the financial results. There were no new or altered accounting standards in 2015 that had a material effect on the Group’s financial statements.

The Committee also focused on the accounting for material transactions, clarity of disclosures in financial reports, the going-concern assumptions, and compliance with accounting standards and obligations under applicable laws, regulations and governance codes. As part of this focus it reviewed the changes to the UK Corporate Governance Code with particular attention given to the Group’s planned disclosures on the required new statement discussing the longer term viability of the Group. The Committee further considered the fair, balanced and understandable requirement under the UK Code, providing advice to the Board in respect of this requirement.

• Key assumptions and judgements

The Committee reviewed the key assumptions and judgements made in valuing the Group’s investments, insurance liabilities and deferred acquisition costs under IFRS, together with reports on the operation of internal controls to derive these amounts. It also reviewed the assumptions underpinning the Group’s European Embedded Value (EEV) metrics. The Committee considered information, including peer comparisons if relevant and available, on the following key assumptions:

•    Persistency, mortality, morbidity and expense assumptions within the Asia life businesses;

•    Economic and policyholder behaviour assumptions affecting the measurement of Jackson guarantee liabilities and amortisation of deferred acquisition costs; and

•    Mortality and credit risk for UK annuity business;

Matter considered	How the Committee addressed the matter
•

The Committee also received information on the nature of goodwill and intangible asset values and the carrying value of investments in the Group’s balance sheet. In relation to investments this included the results of independent valuations by the external auditor.

No significant issues arose in respect of these items.

• Other financial reporting matters

The Audit Committee also considered the nature of non-recurrent items and judgemental matters regarding provisions for certain open tax items. The Committee was satisfied that management’s approach was reasonable in these areas.

The Committee considered various analyses from management regarding Group and subsidiary capital and liquidity prior to recommending to the Board that it could conclude that the financial statements should continue to be prepared on the going-concern basis and the disclosures on the Group’s longer-term viability were both reasonable and appropriate.

As part of its assessment of the description of performance within the Annual Report and Accounts, the Committee considered judgemental aspects of the Group’s reporting across the Group’s IFRS and EEV metrics. This assessment included a review to ensure that the allocation of items between operating and non-operating profit was in accordance with the Group’s accounting policy. The Committee considered the impact of equity and interest rate movements on the IFRS results of the Group’s US business and after discussion, the Committee was satisfied that the presentation and disclosure of such impacts was appropriate and consistent with prior periods.

In addition, in relation to the Group’s supplementary reporting on the EEV basis, the Committee considered the appropriateness of the economic assumptions underpinning the projected rates of return and risk discount rates, and of changes to EEV operating assumptions and the level of operating experience variances. It also reviewed the impact of changes to the Group’s EEV as a result of changes to the UK corporation tax rate enacted in the last quarter of 2015. The Committee was satisfied that the assumptions adopted by the Group were appropriate.

In relation to the Group’s Solvency II disclosures, the Committee considered management’s planned approach to disclosures in advance of formal implementation of Solvency II at 1 January 2016 in conjunction with the Group Risk Committee. It considered detailed papers in advance of the December announcement of internal model approval by the PRA and the investor day presentation in January 2016. It also reviewed the methodology for the basis of calculation and the disclosures within the supplementary information included in the full-year results announcement and Annual Report and Accounts. The Committee concluded the disclosure was reasonable.

The Committee considered the effects of volatility in equity market movements, and changes in interest and foreign currency translation rates on the Group’s results. The impact of these market-driven effects on the accounting, presentation and disclosure of the Group’s longer-term investment return assumptions and short-term fluctuations in investment return was an area of focus. No significant issues arose in respect of these items.

For all the above areas, the Committee received input from management and the external auditor prior to reaching its conclusions.

Matter considered	How the Committee addressed the matter
In addition to these reporting matters, the Committee also received and considered regular updates from management on the status and implications for the Group of financial reporting developments, including updates on discussions by the International Accounting Standards Board on the development of the Phase II Insurance Standard and proposed ‘Overlay’ and ‘Temporary Exemption’ options to permit altered presentation of the profit and loss account or deferral of IFRS 9 by insurers.

Internal control

In conjunction with the Risk Committee, the Committee considered the outcome of the annual review of the systems of internal control and risk management. The report considered all material controls, including financial, operational and compliance controls and reflected changes in the UK Code which became effective for financial years commencing on or after 1 October 2014.

Having considered the review, the Committee made recommendations to the Board regarding the effectiveness of the internal control and risk management systems in place.

External audit	The Group’s external auditor is KPMG LLP and oversight of the relationship with them is one of the Committee’s key responsibilities. The Committee approved KPMG’s terms of engagement for the statutory audit, and approved fees for both audit and non-audit services in accordance with the Group’s policy.

• External audit effectiveness

To assess the effectiveness of the auditor, the Committee reviewed the audit approach and strategy and received an internal report on their performance. They also considered findings contained in a report issued following inspection of KPMG’s audit by the Financial Reporting Council’s Audit Quality Review team.

The Committee discussed the findings of this external report and the actions undertaken by KPMG to address the matters raised as part of the 2015 audit. It agreed that the audit was effective overall and that any identified areas for further improvement had been addressed or had appropriate action plans in place.

The internal evaluation was conducted using a questionnaire which was circulated to the Committee, the Chief Financial Officer and the Group’s senior financial leadership for completion. In total 80 people provided input on the performance of the auditor.

The feedback provided was reviewed and compiled into a report for the Committee which covered areas such as the knowledge and expertise of the partners and team members, their understanding of the Group, the resourcing applied to the audit and continuity of the team, liaison with Group-wide internal audit and approach to resolution of issues, as well as factors such as their coordination across the Group’s multiple jurisdictions and quality of their written and oral communication. The degree of challenge and robustness of approach to the audit were key components of the evaluation.

The Committee Chairman invited other Group stakeholders to provide their views on the performance of the auditor, and KPMG was given the opportunity to respond to the findings in the report.

On completion of the activities outlined above, the Committee concluded that the audit had been effective and the challenge appropriately robust across all parts of the Group.

Matter considered	How the Committee addressed the matter
• Auditor independence and objectivity

The Committee has responsibility for monitoring auditor independence and objectivity and is supported in doing so by the Group’s Auditor Independence Policy (‘the Policy’). The Policy is updated annually and approved by the Committee. It sets out the circumstances in which the external auditor may be permitted to undertake non-audit services and is based on four key principles which specify that the auditor should not:

•    audit its own firm’s work;

•    make management decisions for the Group;

•    have a mutuality of financial interest with the Group; or

•    be put in the role of advocate for the Group.

The Policy has two permissible service types: those that require specific approval by the Committee on an engagement basis and those that are pre-approved by the Committee with an annual monetary limit. In accordance with the Policy, the Committee approved these permissible services, classified as either audit or non- audit services, and monitored the annual limits on a quarterly basis. All non-audit services undertaken by KPMG were agreed prior to the commencement of work and were confirmed as permissible for the external auditor to undertake under the provisions of the Sarbanes-Oxley Act.

During the year, the Committee considered updates to the policy required to reflect proposed changes to permissible non-audit services issued for consultation by the Financial Reporting Council, in connection with the implementation of broader EU reforms to the audit market. This will include adopting the schedule of prohibited non-audit services specified in the EU-directive. The proposed changes will begin to be implemented during the 2016 reporting period in preparation for the required full implementation for 2017.

In keeping with professional ethical standards, KPMG also confirmed their independence to the Committee and set out the supporting evidence for their conclusion in a report which was considered by the Committee prior to the publication of the financial results.

• Fees paid to the auditor

The fees paid to KPMG for the year ended 31 December 2015 amounted to £16.6 million (2014: £16.6 million) of which £4.3 million (2014: £5.1 million) was payable in respect of non-audit services. Non-audit services accounted for 26 per cent of total fees payable (2014: 31 per cent).

A breakdown of the fees paid to KPMG can be found in Note B3.4 to the financial statements in Item 18.

Further information can also be found in Item 16C, ‘Principal Accountant Fees and Services’.

• Re-appointment

Based on the outcome of the effectiveness evaluation and all other considerations, the Committee recommended to the Board that KPMG be re-appointed as the auditor. A resolution to this effect will be proposed to shareholders at the 2016 Annual General Meeting.

• Audit tender	The external audit was last put out to competitive re-tender in 1999 when the present auditor, KPMG, was appointed. Since 2005, the Committee has annually considered the need to re-tender the external audit service and it again considered this in February 2016, concluding that there was nothing in the performance of the auditor which required such a tender.

Matter considered	How the Committee addressed the matter

The Committee acknowledges the provisions contained in the UK Code in respect of audit tendering, along with European rules on mandatory audit rotation and audit tendering. In light of this and conforming to the requirements of the European Union rules, the Company will be required to change auditor no later than for the 2023 financial year-end. The Committee also recognises that the industry is in a period of unprecedented change with the introduction of Solvency II from this January and the IASB expecting to issue a new insurance accounting standard for implementation not before 2019. The Committee currently believes any change of auditor should be scheduled to limit operational disruption during such a period of change and, as a consequence, is not currently planning to re-tender the audit ahead of 2019, subject to the Committee’s normal annual review.

In line with the Auditing Practices Board Ethical Statements and the Sarbanes-Oxley Act, a new lead audit partner is appointed every five years. A new lead audit partner was appointed in respect of the 2012 financial year who will be replaced post 2016 reporting.

Internal audit • Regular reporting

The independent assurance provided by Group-wide Internal Audit formed a fundamental part of the Committee’s deliberations on the Group’s overall control environment. The Committee received regular updates on audits conducted and management’s progress in addressing audit findings.

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

• Annual plan and focus for 2016

The Committee approved the half year update of the 2015 plan. It also considered and approved the Internal Audit plan, resource and budget for 2016.

At the half-year, the Committee considered recommendations to refresh the Audit Plan in response to changes in the Business Unit operating environments and an update to the Group’s top risks. The 2016 Plan was formulated based on a bottom-up risk assessment of audit needs mapped to the Group Risk Framework~~,~~. It also considered a top-down challenge by GwIA Leadership Team of the extent of coverage of key themes, ensuring extensive coverage of Group Tier 1 and Tier 2 Top Risks as identified by the Group Risk Committee and delivering audit coverage of other key areas of risk within a tiered cycle of coverage (i.e two- three- and four-year cycles).

• Internal audit effectiveness

In addition to the periodic external effectiveness review required every five years (last conducted in 2012), the Committee annually assesses the performance and effectiveness of the internal audit function. A 2015 internal effectiveness review, performed by the Group-wide Internal Audit Quality Assurance Director, was conducted in accordance with the professional practice standards of the Chartered Institute of Internal Auditors (CIIA). The review concluded that Group-wide Internal Audit continues to comply with the requirements of internal audit policies, procedures and practices, and standards in all material respects relating to audit planning and execution, and continued to be aligned with its mandated objectives and maintained general conformance with the CIIA guidance for Effective Internal Audit in the Financial Services Sector.

Having considered the findings of the 2015 internal effectiveness review, the Committee concluded that Group-wide Internal Audit had continued to operate in compliance with the requirements of Group-wide Internal Audit policies, procedures

Matter considered	How the Committee addressed the matter
and practice standards in all material respects and remained aligned to mandated objectives during 2015.
• BU audit committee effectiveness

The Committee is supported by the work carried out by the business unit audit committees and annually reviews the effectiveness of these committees. These committees provide oversight of the respective business units. During the year, membership comprised senior management who were independent of the Business Unit and in some cases included independent Non-executive Directors. The minutes of these committees were provided to the Committee and their meetings were attended by the external auditor as well as senior management from the business unit (including the Business Unit Chief Executive, heads of Finance, Risk, Compliance and Group-wide Internal Audit).

The Committee’s assessment of the Business Unit audit Committees was carried out by local teams from Group-wide Internal Audit and considered whether each of the committees fulfilled the responsibilities documented in their terms of reference. Attendance rates by committee members and evidence of the committees’ coverage of key business unit issues, as well as the appropriate escalation of concerns to the Committee, formed part of the criteria used for the evaluation.

• BU model terms of reference

The Committee approved the Group’s standard terms of reference for business unit audit committees, which were updated to reflect changes in the Committee’s own responsibilities to align them with best practice. These were adopted by the business unit audit committees with minor variations to address local regulations or the particular requirements of the business.

Group Compliance • Regular reporting

Regular updates were provided to the Committee by the Group Regulatory and Government Affairs Director and the Director of Group Compliance. The reports kept the Committee apprised of communications with the principal UK regulators, international regulatory developments and compliance with the Group’s Compliance policies. The introduction of the new Senior Insurance Managers Regime (‘SIMR’), the PRA’s workplan for Prudential and the US Department of Labor’s consultation on fiduciary duties were areas of focus for the Committee. Group Compliance led the development of the Group’s framework for the implementation of the new SIMR regime and kept the Committee updated on developments in this area.

• Compliance plan and focus for 2016

The Committee considered and approved the 2016 Group Compliance Plan. Areas of focus included strengthening the Compliance framework, a focus on key risk drivers which have caused compliance issues across the industry, including: conflicts of interest; culture, values and the fair treatment of customers; the articulation of compliance risk appetite; and the assessment and mitigation of key risks, including anti-money laundering and sanctions, continued proactive engagement with the PRA and FCA and a number of Business Unit-specific risk areas, which were cascaded down to the Business Units for implementation and oversight by the respective Business Unit audit committees.

In 2016, Group Compliance intends to take forward the policy initiatives developed in 2015 and to review and refresh the Group Compliance Policy standards against which Business Units are assessed.

Financial Crime	The Committee received the Money Laundering Prevention Officer’s report which assessed the operation and effectiveness of the Group’s systems and controls in relation to managing money laundering and sanctions risk.

Matter considered	How the Committee addressed the matter

The Committee noted the regulatory developments relating to the strengthening of the regimes in Asia ahead of various Financial Action Task Force reviews and the drive for transparency of beneficial ownership, led by the G20 and UK regulators.

Whistleblowing

Regular updates were provided to the Committee on matters raised through the Group’s Confidential Reporting Lines and the actions taken in response to these. The role of the whistleblowing champion for the purpose of the Senior Insurance Managers Regime will be carried out by the Chair of the UK business unit risk committee. At Group Level, the Chair of the Group Audit Committee remains responsible for oversight of whistleblowing activities across the whole of the Group.

Group Governance Framework

The Group Governance Framework links together internal controls, authorisation requirements, Business Unit reporting and escalation, as well as the policies adopted by the Group. The Framework comprises a central repository of information, the Group Governance Manual, which contains these controls, plus a number of processes to ensure polices remain accurate and up to date. The Group Governance Manual is also used to promote awareness and educate colleagues across the Group about their obligations. Procedures to assess to what extent all Business Units in the Group meet these obligations are in place and the outcome is monitored by the Committee.

The Committee reviewed the outcomes of the Governance Quality Assurance reviews undertaken during 2015, the update on the annual Group Governance Manual content review and results of the year-end certification of compliance with the Group Governance Manual requirements for the period ended 31 December 2015.

Governance • Committee effectiveness

The Committee reviewed compliance with various applicable regulations and codes of conduct. The results of this assessment were presented to the meeting in December 2015.

The effectiveness of the Committee was assessed as part of the overall performance evaluation of the Board. This assessment confirmed that the Committee continued to operate effectively during the year. More information on the Board evaluation can be found in Item 6, “Board Practices”.

• Private meetings	Periodically during the year, the Committee met with each of the external and internal auditors and with Group Security without the presence of management.

• Terms of reference	The Committee considered and made recommendations to the Board regarding its terms of reference during the year. The terms of reference, which are reviewed annually, can be found on the Company’s website: www.prudential.co.uk. These recommendations reflected the Committee’s new responsibilities regarding the longer-term viability statement and auditor rotation.

Risk Committee report

Committee members	Regular attendees
Howard Davies (Chairman) Ann Godbehere Kai Nargolwala Lord Turner (from September 2015) Lord Turnbull (until May 2015)

Chairman of the Board

Group Chief Executive

Chief Financial Officer

Group Chief Risk Officer

Group Regulatory and Government Affairs Director

Group General Counsel and Company Secretary

Group Investment Director

Director of Group-wide Internal Audit

Number of meetings in 2015: six (in addition 2 joint meetings were held with the Audit Committee)

The role and responsibilities of the Committee are set out in its terms of reference, which are reviewed by the Committee and approved by the Board on an annual basis. The principal responsibilities of the Committee are:

•	Recommending the Group’s overall risk appetite to the Board for approval;
•	Reviewing the Group’s risk and investment frameworks and approving the policies forming part of the frameworks;
•	Reviewing the Group’s material risk exposures against the risk methodologies and management’s actions to monitor and control such exposures;
•	Reviewing the Group’s stress testing;
•	Reviewing the overall effectiveness of the Internal Model used for the purposes of the Solvency II regime and making recommendations to the Board as required in respect of changes to the Model;
•	Advising the Board on the risks inherent in strategic acquisitions and the business plan;
•	Advising the Remuneration Committee on risk weightings to be applied to performance objectives for Executive remuneration;
•	Monitoring the effectiveness of the Group Chief Risk Officer.

How the Committee discharged its responsibilities during 2015

Matter considered	How the Committee addressed the matter
Risk appetite	The Committee considered the Group’s risk appetite including conducting a benchmarking exercise undertaken against comparator businesses considered relevant in terms of size, complexity, geography and business lines. Having reviewed the report and taking account of the Group’s business environment, the Committee concluded that the current risk metrics continued to be appropriate. The Committee considered the effect of the introduction of Solvency II, and recommended alterations to the Group’s Risk Appetite to the Board, reflecting the introduction of the new capital metric.
Risk management

The Committee received deep dive reports on areas of interest from across the Group and carried out post transaction reviews of certain of the Group’s transactions.

The Group Risk Development Plan for the year was considered and approved by the Committee. The Plan underpins the ongoing enhancement of the Group Risk Framework and drives the development of the Group Risk function’s capability across the Group. The Plan included recommendations aimed at further embedding the Economic Capital model in risk processes and decision making, enhancing the understanding and interpretation of the Group Risk Framework and the review of the appropriateness of the limit framework, the development of the risk appetite to reflect the introduction of Solvency II and certain enhancements to the limit framework.

The Committee was provided with regular updates from the Group Treasury function as part of its oversight of liquidity management. It also received reports from Group-wide Internal Audit, minutes from the Group Executive Risk Committee and matters escalated by other Group-level risk management committees.

Group top risks

The Committee evaluated the Group’s top risks, considering recommendations for promoting additional risks, expanding the scope of existing risks and removing those risks no longer requiring particular focus from the Committee. The Committee received regular reporting on these risks and mitigating actions.

The Group Chief Risk Officer regularly provided the Committee with updates on market conditions likely to have an impact on Group and policyholder investments, such as the implications of a sustained low interest rate environment and falling oil prices.

The Group Chief Risk Officer regularly reported to the Committee on compliance with the Group Risk Framework and the composition of the Group’s ‘Watch Lists’ of credit counterparties.

The Group Chief Risk Officer’s reports also provided the Committee with regulatory updates, particularly regarding Solvency II and submission of the Group’s Internal Model to the PRA, development of the Group’s global capital standards and the deliverables required as a result of the Group’s designation as a Global Systemically Important Insurer.

Solvency II and Pillar 3 reporting	The Committee considered the Own Risk and Solvency Assessment report based on the outcomes of the Group’s 2015-17 Business Plan and the FY14 risk and solvency positions prior to its approval by the Board. The report was also considered in light of the results of the Group’s regular stress testing. The 2015

Matter considered	How the Committee addressed the matter

Own Risk and Solvency Assessment report enhanced the 2014 report through improved alignment with business planning and strategy processes and better linkage with the Group’s risk profile.

The Committee continued to oversee the submission of the Group’s Internal Model Approval Process application, including reviewing the methodology and assumptions in the model and receiving input from the independent model validation team and made recommendations to the Board in respect of its submission to the PRA. The Committee also considered and provided feedback on the overall governance process and the approach to the disclosures of the internal model outcome. This activity was undertaken working closely with the Audit Committee.

Global Systemically Important Insurer	In light of its designation as a Global Systemically Important Insurer, the Company is required to annually agree a number of deliverables with its Crisis Management Group consisting of the Group’s principal regulators. The Committee played a key part in considering and approving a number of these including the Group’s Liquidity Risk Management Plan, Systemic Risk Management Plan and Recovery Plan.
Reverse Stress Testing	The Reverse Stress Test exercise was carried out to confirm the Group’s position as being significantly resilient to certain business failure scenarios. The report related to the Group’s year end 2015 position and was submitted to the PRA.
Internal control and risk management	In conjunction with the Audit Committee, the Committee reviewed the outcome of the annual review of the Group’s systems of internal control and risk management.
Governance • Committee effectiveness	The effectiveness of the Committee was assessed as part of the overall performance evaluation of the Board. This assessment confirmed that the Committee continued to operate effectively during the year. More information on the Board evaluation can be found in Item 6, ‘Board Practices’.
• Terms of reference	The Committee considered and made recommendations to the Board regarding its terms of reference during the year. The terms of reference, which are reviewed annually, can be found on the Company’s website: www.prudential.co.uk. These recommendations incorporated changes to reflect the Committee’s role in assessing the effectiveness of the Group’s Internal Model and making recommendations to the Board regarding proposed changes to the Group’s Internal Model.

NYSE Corporate Governance Rules compared to Prudential plc’s Corporate Governance Practice

Pursuant to NYSE rule 303A Prudential has disclosed the differences between the NYSE Corporate Governance Rules and its Corporate Governance Practices on its website at www.prudential.co.uk/site-services/governance-and-policies/nyse-and-prudential-plcs-corporate-governance-rules-and-practice. See also Item 16G ‘Corporate Governance’.

Employees

The average numbers of staff employed by the Prudential group, excluding employees of the venture investment subsidiaries of the PAC with-profits fund, for the following periods were:

	2015	2014	2013
Business operations:
Asia operations	15,030	13,957	12,239
US operations	4,562	4,494	4,414
UK operations	5,920	5,464	5,533
Total	25,512	23,915	22,186

At 31 December 2015, Prudential employed 21,820 permanent employees representing an increase in the year from 20,544 employees as at 31 December 2014. Most of the increase relates to Asia due to regular business growth, supporting growth in operations along with expansions in certain countries. Of the 21,820 employees, approximately 27 per cent were located in the United Kingdom, 52 per cent in Asia and 21 per cent in the United States. In the United Kingdom at 31 December 2015, Prudential had 310 employees paying union subscriptions through the payroll. At 31 December 2015, Prudential had 528 temporary employees in the United Kingdom, 3,583 in Asia and 96 in the United States. At 31 December 2015, Prudential had 244 fixed term contractors in the United Kingdom, 652 in Asia and none in the United States.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The Disclosure and Transparency Rules issued by the FCA provide that a person or corporate entity that acquires an interest of 3 per cent or more in Prudential ordinary shares is required to notify Prudential of that interest. If such interest subsequently reaches, exceeds or falls below a whole percentage point, this must also be notified. Similarly, a notification is required once the interest falls below 3 per cent. At 5 April 2016 Prudential had received the following notifications:

Significant Changes in Ownership

2013

•	In May 2013, Capital Group Companies Inc. notified a decrease in interest to 255,851,954 shares, representing 9.99 per cent of the issued share capital.
•	In July 2013, Capital Group Companies, Inc. notified an increase in interest to 259,009,041 shares representing 10.12 per cent of the issued share capital.
•	In September 2013, Legal and General plc notified a decrease in interest to 101,803,187 shares, representing less than 3 per cent of the issued share capital.

2014

•	No notifications were received during 2014.

2015 and 2016

•	In 2015, one notification was received in February from Capital Group Companies notifying a decrease in their interest to 255,928,904 representing 9.96 per cent of the issued share capital.
•	In 2016, up to 5 April 2016, the latest practicable date prior to the filing of this report, one notification was received in February from Capital Group companies notifying an increase in their interest to 260,722,745 representing 10.135 per cent of the issued share capital.

Table: Notifications received from major shareholders as at 5 April 2016

Shareholder	Date advised	Percentage of share capital	Shareholding
Capital Group Companies, Inc.	04/02/2016	10.135%	260,722,745
BlackRock Inc	05/04/2012	5.080%	129,499,098
Norges Bank	26/11/2010	4.030%	102,495,000

Major shareholders of Prudential have the same voting rights per share as other shareholders. See Item 10, ‘Additional Information Memorandum and Articles of Association—Voting Rights’.

As at 5 April 2016, there were 129 shareholders with a US address on Prudential’s register of shareholders. These shares represented approximately 0.21 per cent of Prudential’s issued ordinary share capital. As at 5 April 2016 there were 54 registered Prudential ADR holders. The shares represented by these ADRs amounted to approximately 2.26 per cent of Prudential’s issued ordinary share capital.

Prudential does not know of any arrangements which may at a subsequent date result in a change of control of Prudential.

Related Party Transactions

Information on the related party transactions of the Group is provided in note D4 to the consolidated financial statements in Item 18.

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

	Prudential Ordinary Shares		Prudential ADRs		Prudential Ordinary Shares (Hong Kong)*		Prudential Ordinary Shares (Singapore)*
Year	High	Low	High	Low	High	Low	High	Low
	(pence)		(US Dollars)		(HK Dollars)		(US Dollars)
2011	777.0	509.0	25.8	16.2	100.0	62.4	12.6	8.0
2012	911.5	628.5	29.4	19.6	113.8	74.0	12.3	9.9
2013	1,340.0	901.5	45.0	28.6	175.0	111.0	16.0	13.1
2014	1,552.5	1,204.0	48.7	38.9	193.0	165.4	21.5	15.8
2015	1,761.5	1,046.0	52.6	40.4	205.0	156.0	25.0	21.0

	Prudential Ordinary Shares		Prudential ADRs		Prudential Ordinary Shares (Hong Kong)		Prudential Ordinary Shares (Singapore)
Quarter	High	Low	High	Low	High	Low	High	Low
	(pence)		(US Dollars)		(HK Dollars)		(US Dollars)
2014
First quarter	1,398.0	1,204.0	46.7	38.9	193.0	165.4	16.0	16.0
Second quarter	1,412.0	1,274.5	47.6	43.0	185.0	167.6	21.5	15.8
Third quarter	1,455.0	1,326.5	48.7	44.5	186.8	173.5	21.5	21.5
Fourth quarter	1,552.5	1,321.5	48.7	42.4	187.0	168.0	21.5	21.5
2015
First quarter	1,761.5	1,433.0	52.6	43.35	205.0	171.0	21.7	21.5
Second quarter	1,720.0	1,354.2	52.2	47.6	201.0	185.1	25.0	21.9
Third quarter	1,641.0	1,046.0	51.3	40.36	198.0	156.0	23.8	21.0
Fourth quarter	1,578.5	1,388.0	48.5	42.0	185.4	164.0	25.0	21.1

	Prudential Ordinary Shares (UK)		Prudential ADRs		Prudential Ordinary Shares (Hong Kong)		Prudential Ordinary Shares (Singapore)**
Month	High	Low	High	Low	High	Low	High	Low
	(pence)		(US Dollars)		(HK Dollars)		(US Dollars)
October 2015	1,548.5	1,388.0	47.5	42.0	185.0	164.0	21.1	21.1
November 2015	1,578.5	1,453.5	47.5	42.0	185.4	173.0	25.0	22.8
December 2015	1,576.0	1,439.0	47.3	43.5	183.8	173.0	25.0	22.8
January 2016	1,519.0	1,262.0	43.5	36.7	174.9	148.5	21.9	19.5
February 2016	1,379.5	1,085.0	38.6	31.3	150.0	127.0	21.9	19.5
March 2016	1,398.5	1,244.7	40.0	35.8	154.0	135.0	21.9	19.5

*	Prudential listed on these stock exchanges on 25 May 2010. Accordingly, the market price data shown above for these stock exchanges is only from this date.
**	Trading on the Singapore Stock Exchange was infrequent during the periods listed above.

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

The following is a summary of both the rights of Prudential shareholders and certain provisions of Prudential’s Articles of Association (the Articles). Rights of Prudential shareholders are set out in the Articles or are provided for by English law. This document is a summary and, therefore, does not contain full details of the Articles. A complete copy of the Articles was filed as an exhibit to Form 20-F for the year ended 31 December 2008. In addition, the Articles may be viewed on Prudential’s website.

Issued share capital

The issued share capital as at 31 December 2015 consisted of ordinary shares of 5 pence each, all fully paid up and listed on the London Stock Exchange and the Hong Kong Stock Exchange. Further information can be found in Note C10 to the consolidated financial statements in Item 18.

Issued share capital
2015	2,572,454,958

2014	2,567,779,950

2013	2,560,381,736

As at 6 April 2016, the issued share capital of Prudential was 2,572,678,226.

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

As at 7 April 2016, the directors retained authority granted at the Company’s Annual General Meeting on 14 May 2015, to allot before the earlier of 30 June 2016 and the Annual General Meeting of the Company to be held in 2016, ordinary shares of up to an aggregate nominal value of £42,805,731 subject to limitations and reductions in certain circumstances. Of those shares, directors retained authority to allot equity securities for cash up to a maximum nominal value of £6,427,286 without first being required to offer such securities to shareholders in proportion with their existing holding. In the case of a rights issue, directors retained authority to allot equity securities in favor of ordinary shareholders up to an aggregate nominal amount equal to £42,805,731 subject to reduction in certain circumstances.

At the Annual General Meeting scheduled to be held on 19 May 2016, the shareholders are to vote on granting the directors a similar authority to allot (up to approximately 33 per cent of the issued share capital) before the earlier of 30 June 2017 and the Company’s 2017 Annual General Meeting.

In addition the directors have authority to allot Sterling preference shares up to a maximum nominal amount of £20 million, Dollar preference shares up to a maximum nominal amount of US$20 million, and Euro preference shares up to a maximum nominal value of €20 million, the terms of which will be determined by the Board on allotment. This authority, originally granted in 2009, was renewed by shareholders at the 2014 Annual General Meeting and is due to expire in May 2019.

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

Dividends

Under English law, Prudential may pay dividends only if distributable profits are available for that purpose. Distributable profits are accumulated, realised profits not previously distributed or capitalised, less accumulated, realised losses not previously written off in a reduction or reorganisation of capital. Even if distributable profits are available, Prudential may only pay dividends if the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves (including, for example, the share premium account) and the payment of the dividend does not reduce the amount of the net assets to less than that aggregate. Subject to these restrictions, Prudential’s directors may recommend to ordinary shareholders that a final dividend be declared and recommend the amount of any such dividend or determine whether to pay a distribution by way of an interim dividend, and the amount of any such interim dividend, but must take into account Prudential’s financial position. Final dividends become a legal liability of a company upon the later of the date they are declared by shareholders and the date the shareholder approval expresses them to be payable. Interim dividends only become a legal liability of a company at the point they are paid.

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

Shareholder meetings

English law provides for shareholders to exercise their power to decide on corporate matters at general meetings. In accordance with English law, the Company is required to call and hold annual general meetings. At annual general meetings the following business is typically undertaken: shareholders receive and consider the statutory accounts and the reports by the Company’s auditor and its directors, approve the directors’ remuneration report (and policy every 3 years), elect and re-elect directors, declare final dividends (unless the Directors decide to pay an interim dividend), approve the appointment of the Company’s auditor, authorise the directors to determine the auditor’s remuneration, and transact any other business which ought to be transacted at a general meeting, either pursuant to the Articles or English law. General meetings to consider specific matters may be held at the discretion of Prudential’s directors or must be convened, in accordance with English law, following the written request of shareholders representing at least five per cent of the voting rights of the issued and paid-up share capital. The quorum required under the Articles for a general meeting is two shareholders present in person or by proxy and entitled to vote on the business to be transacted.

Under English law, notice periods for all general meetings have to be 21 days, except for a meeting (i) which is not an annual general meeting, (ii) for which an electronic facility for voting and appointing proxies is available to all members, and (iii) in respect of which a company obtains shareholder approval annually to retain the shorter 14-day notice period. Prudential has been able to call general meetings (other than annual general meetings) on 14-days’ notice and obtained initial shareholder approval at the Annual General Meeting on 19 May 2010 to enable it to continue to do so. A similar resolution has been put to shareholders for approval at each subsequent Annual General Meeting and the current authority will be effective until the Company’s 2016 Annual General Meeting when it will once again be proposed.

Voting rights

Voting at any meeting of shareholders is by show of hands unless the Company’s intention to call a poll is stated in the notice to the general meeting or, before or on the declaration of the result of a vote on the show of hands or on the withdrawal of any other demand for a poll, a poll is duly demanded. The Company’s practice is for all votes at its Annual General Meeting to be conducted by way of poll. A poll may be demanded as described below. On a show of hands, every shareholder holding ordinary shares who is present in person, or a duly appointed proxy or in the case of a corporation, its duly authorised corporate representative, has one vote. On a poll, every shareholder who is present in person or by proxy and every duly authorised corporate representative has one vote for every share held. Only the holders of fully paid shares are allowed to attend, be counted in the quorum at meetings and vote. If more than one joint shareholder votes, only the vote of the shareholder whose name appears first in the register is counted. A shareholder whose shareholding is registered in the name of a nominee may only attend and vote at a general meeting if appointed by his or her nominee as a proxy or a corporate representative.

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

Some resolutions, referred to as special resolutions, such as a resolution to amend the Articles, require a 75 per cent majority. Such special resolutions require:

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

Transfer of shares

Transfers of shares may be made by an instrument of transfer. An instrument of transfer must be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. The transferor remains the holder of the relevant shares until the name of the transferee is entered in the share register. Transfers of shares may also be made by a computer-based system and transferred without a written instrument in accordance with English law. The directors may in certain circumstances refuse to register transfers of shares, but only if such refusal does not prevent dealings in the shares from taking place on an open and proper basis. If the directors refuse to register a transfer they must send the transferee notice of the refusal within two months after the date on which the instrument of transfer was lodged, stating the reason(s) for such refusal.

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

Variation of rights

If the share capital is divided into different classes of shares, the rights of any class of shares may be changed or deemed varied, only if such measure is approved by a special resolution passed at a separate meeting of the members of that class, or with the written consent of at least three quarters of the members of that class. Two persons holding or representing by proxy at least one-third in nominal amount of the issued shares of the class must be present at such a meeting in person or by proxy to constitute a quorum.

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

Board of directors

Subject to the Articles of Association and to any directions given by special resolution by shareholders, the business of the Company is managed by the Board, which may exercise all the powers of the Company. However, the Company’s shareholders must approve certain matters, such as changes to the share capital and the election and re-election of directors. Directors are appointed subject to the Articles. The Board may appoint directors to fill vacancies and appoint additional directors who hold office until the next Annual General Meeting. The Articles require that each director must have beneficial ownership of a given number of ordinary shares. The number of shares is determined by ordinary resolution at a general meeting and is currently 2,500. The minimum number of directors is eight and the maximum number is 20. Shareholders may vary the limits on the number of directors by ordinary resolution. There are currently 17 directors on Prudential’s Board.

Any director who has been appointed by the Board since the last Annual General Meeting; or who held office at the time of the two preceding Annual General Meetings and who did not retire at either of them; or who has held office with the Company, other than employment or executive office, for a continuous period of nine years or more at the date of the meeting, shall retire from office and may offer himself or herself for re-election by shareholders. Shareholders may remove any director before the end of his or her term of office by ordinary resolution and may appoint another person in his or her place by ordinary resolution. The UK Corporate Governance Code contains a provision recommending that directors stand for annual re-election at the Annual General Meeting. In line with these provisions, all directors, subject to those who are retiring or being appointed for the first time, are expected to stand for re-election at the 2016 Annual General Meeting.

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

There is no age restriction applicable to directors in the Articles.

Disclosure of interests

There are no provisions in the Articles that require persons acquiring, holding or disposing of a certain percentage of Prudential’s shares to make disclosure of their ownership percentage. The basic disclosure requirement under Part 6 of the Financial Services and Markets Act 2000 and Rule 5 of the UK Disclosure and Transparency Rules of the FCA imposes a statutory obligation on a person to notify Prudential and the FCA of the percentage of the voting rights he or she directly or indirectly holds or controls, or has rights over, through his direct or indirect holding of certain financial instruments, if the percentage of those voting rights:

•	reaches, exceeds or falls below 3 per cent and/or any subsequent whole percentage figure as a result of an acquisition or disposal of shares or financial instruments; or
•	reaches, exceeds or falls below any such threshold as a result of any change in the number of voting rights attached to shares in Prudential.

The UK Disclosure and Transparency Rules set out in detail the circumstances in which an obligation to disclose will arise, as well as certain exemptions from those obligations for specified persons. Under section 793 of the UK Companies Act 2006, Prudential may, by notice in writing, require a person that Prudential knows or has reasonable cause to believe is or was during the three years preceding the date of notice interested in Prudential’s shares, to indicate whether or not that is the case and, if that person does or did hold an interest in Prudential’s shares, to provide certain information as set out in that Act.

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

In addition, under the Articles, a shareholder may lose the right to vote his shares if he or any other person appearing to be interested in those shares fails to comply within a prescribed period of time with such a request to give the required information with respect to past or present ownership or interests in those shares, or makes a statement in response to such a request which is in the opinion of the directors false or misleading in any material manner. In the case of holders of 0.25 per cent or more of the issued share capital of Prudential (or any class of the share capital), in addition to disenfranchisement, the sanctions that may be applied by the Company under its Articles include withholding the right to receive payment of dividends on those shares, and restrictions on transfers of those shares. In the case of holders of less than 0.25 per cent of the issued share capital of Prudential, the sanction is disenfranchisement alone.

The UK Disclosure and Transparency Rules further deal with the disclosure by certain persons, including Persons Discharging Managerial Responsibility, of interests in shares of the listed companies of which they are directors or senior managers, and in derivatives or other financial instruments relating to those shares. The City Code on Takeovers and Mergers also imposes strict disclosure requirements with regard to dealings in the securities of an offeror or offeree company on all parties to a takeover and also on their respective associates during the course of an offer period.

Directors’ interests in contracts

A director may hold positions with, or be interested in, other companies and, subject to applicable legislation, contract with the Company or any other company in which Prudential has an interest, provided he has declared his interest to the Board.

A director may not vote or be counted in the quorum in relation to any resolution of the Board in respect of any contract in which he or she has an interest. This prohibition does not, however, apply to any resolution where that interest cannot reasonably be regarded as likely to give rise to a conflict of interest or where that interest arises only from certain matters specified in the Articles, including the following:

•	certain matters that benefit the Group (such as a guarantee, indemnity or security in respect of money lent or obligations undertaken by the director at the request of or for the benefit of the Company or one of its subsidiaries);
•	certain matters that are available to all other directors and/or employees (such as the provision to the director of an indemnity where all other directors are being offered indemnities on substantially the same terms or in respect of any contract for the benefit of Group employees under which the director benefits in a similar manner to the employees); and
•	certain matters that arise solely from the director’s interest in shares or debentures of the Company (such as where Prudential or one of its subsidiaries is offering securities in which offer the director is entitled to participate as a holder of securities or in respect of any contract in which a director is interested by virtue of his interest in securities in the Company).

The Company may by ordinary resolution suspend or relax these provisions to any extent or ratify any contract not properly authorised by reason of a contravention of these provisions contained in its Articles.

In accordance with English company law, the Articles allow the Board to authorise any matter which would otherwise involve a director breaching his duty under the Companies Act 2006 to avoid conflicts of interest or potential conflicts of interest and the relevant director is obliged to conduct himself or herself in accordance with any terms imposed by the Board in relation to such authorisation.

Directors’ power to vote on own terms of appointment

A director shall not vote on or be counted in the quorum in relation to any resolution of the Board concerning his own appointment, or the settlement or variation of the terms or the termination of his own appointment, as the holder of any office or place of profit with the Company or any other company in which the Company is interested.

Directors’ remuneration

The remuneration of the executive directors and the Chairman is determined by the Group Remuneration Committee, which consists of non-executive directors. The remuneration of the non-executive directors is determined by the Board. For further details see Item 6, ‘Directors, Senior Management and Employees—Compensation’.

Transactions with directors

Prudential may only grant a loan or quasi-loan, or provide security or financial accommodation, to its directors and their connected persons if approval has been obtained from shareholders at a general meeting.

Payments to directors for loss of office

For further details see Item 6, ‘Directors, Senior Management and Employees—Compensation’.

Change of control

There is no specific provision in the Articles that would have an effect of delaying, deferring or preventing a change in control of Prudential and that would operate only with respect to a merger, acquisition or corporate restructuring involving Prudential, or any of its subsidiaries.

Exclusive jurisdiction

Under the Articles, any proceeding, suit or action between a shareholder and Prudential and/or its directors arising out of or in connection with the Articles or otherwise, between Prudential and any of its directors (to the fullest extent permitted by law), between a shareholder and Prudential’s professional service providers and/or between Prudential and Prudential’s professional service providers (to the extent such proceeding, suit or action arises in connection with a proceeding, suit or action between a shareholder and such professional service provider) may only be brought in the courts of England and Wales.

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

UK Stamp Duty and Stamp Duty Reserve Tax

Relevant legislation provides that, subject to certain exemptions, UK stamp duty would be payable on a transfer of, and UK stamp duty reserve tax (‘SDRT’) would be payable upon a transfer or issue of, Prudential ordinary shares to the depositary of Prudential ordinary shares that is responsible for issuing ADSs (the ‘ADS Depositary’), or a nominee or agent of the ADS depositary, in exchange for American Depositary Receipts (‘ADRs’) representing ADSs. For this purpose, the current rate of stamp duty and SDRT is 1.5 per cent (rounded up, in the case of stamp duty, to the nearest £5).

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

Provided that the instrument of transfer is not executed in the United Kingdom no UK stamp duty should be required to be paid on any transfer of Prudential ADRs representing ADSs. Based on Prudential’s understanding of HMRC’s application of the exemption from SDRT for depositary receipts a transfer of Prudential ADRs representing ADSs should not, in practice, give rise to a liability to SDRT.

Subject to the special rules relating to clearance systems and issuers of depositary receipts, a transfer for value of Prudential ordinary shares (but excluding Prudential ordinary shares registered on the Hong Kong or Irish branch register unless the instruments of transfer are executed in the UK), as opposed to ADSs, will generally give rise to a charge to UK stamp duty, other than where the amount or value of the consideration for the transfer is £1,000 or under and the transfer instrument is certified to that effect, at the rate of 0.5 per cent (rounded up to the nearest £5). The rate is applied to the price payable for the relevant Prudential ordinary shares. To the extent that UK stamp duty is paid on a transfer of Prudential ordinary shares, no SDRT should generally be payable on the agreement for that transfer.

Subject to certain special rules relating to clearance services and issuers of depositary receipts, a transfer of ordinary shares from a nominee to their beneficial owner (other than on sale), including a transfer of underlying Prudential ordinary shares from the ADS Depositary or its nominee to an ADS holder, is not subject to UK stamp duty or SDRT. No UK SDRT should be payable on an agreement to transfer Prudential ordinary shares registered on the Hong Kong or Irish branch registers, subject to the special rule relating to clearance systems and issuers of depositary receipts.

UK stamp duty is usually paid by the purchaser. Although SDRT is generally the liability of the purchaser, any such tax payable on the transfer or issue of Prudential ordinary shares to the ADS Depositary or its nominee would be payable by the ADS Depositary as the issuer of the ADSs. In accordance with the terms of the Deposit Agreement, the ADS Depositary will recover an amount in respect of such tax from the initial holders of the ADSs. However, due to HMRC’s position set out above, it is likely that no such tax will be charged in relation to an issue of Prudential ordinary shares into the ADS Depositary.

US Federal Income Tax Treatment of Distributions on Prudential Ordinary Shares or ADSs

If Prudential pays dividends, you must include those dividends in your income when you receive them. The dividends will be treated as foreign source income. You should determine the amount of your dividend income by converting pounds sterling into US dollars at the exchange rate in effect on the date of your (or the depositary’s, in the case of ADSs) receipt of the dividend. Subject to certain exceptions for short-term and hedged positions, the US dollar amount of dividends received by an individual will be subject to taxation at a lower rate than ordinary income if the dividends are ‘qualified dividends.’ Dividends received with respect to the ordinary shares or ADSs will be qualified dividends if Prudential was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (‘PFIC’). Based on the nature of its business activities and its expectations regarding such activities in the future, Prudential believes that it was not treated as a PFIC within the meaning of the Code with respect to its 2015 taxable year and does not anticipate becoming a PFIC for its 2016 taxable year.

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

US Federal Medicare Tax on Net Investment Income

A 3.8 per cent surtax will generally apply to the net investment income of individuals whose modified adjusted gross income exceeds certain threshold amounts. For 2016, these amounts are $200,000 in the case of single taxpayers, $250,000 in the case of married taxpayers filing joint returns, and $125,000 in the case of married taxpayers filing separately. Net investment income includes, among other items, dividends, interest, and net gain from the disposition of property (other than certain property held in a trade or business).

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

Foreign-sourced dividends received or deemed received by corporate investors in Singapore (including US investors carrying on trade or business in Singapore) will ordinarily be liable to Singapore tax. However, foreign-sourced income in the form of dividends, branch profits and service income received or deemed to be received in Singapore by Singapore tax resident companies on or after 1 June 2003 can be exempt from tax if certain prescribed conditions are met, including the following:

(i)	such income is subject to tax of a similar character to income tax (by whatever name called) under the law of the territory from which such income is received; and

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

Singapore Goods and Services Tax

There is no Goods and Services Tax (‘GST’) payable in Singapore on the subscription or issuance of the Prudential Shares. The clearing fees, instruments of transfer deposit fees and share withdrawal fees are subject to GST at the prevailing standard- rate (currently 7 per cent) if the services are provided by a GST registered person to a holder of the Prudential Shares. However, such fees could be zero-rated when provided to a US resident holder of the Prudential Shares belonging outside Singapore provided certain conditions are met. For a holder of the Prudential Shares belonging in Singapore who is registered for GST, the GST incurred is generally not recoverable as input tax credit from the Inland Revenue Authority of Singapore unless certain conditions are satisfied. These GST-registered holders of the Prudential Shares should seek the advice of their tax advisors on these conditions.

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

Market and financial risks

A detailed analysis of market and financial risks is provided in Item 4 ‘Group Risk Framework’ and note C7 to the consolidated financial statements in Item 18. Additional discussion on the currency of the Group’s investments and core borrowings is provided below.

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

Currency of Core Borrowings

Prudential is subject to certain interest rate risk and foreign exchange risk on its core borrowings. At 31 December 2015, Prudential held £2,932 million of pounds sterling debt, £2,064 million, or approximately $3,042 million, of US dollar debt and £15 million, or approximately €20 million of Euro debt. £4,721 million of the core debt was at fixed rates of interest and £290 million was at or has been swapped into floating rates of interest.

The profit and loss accounts of foreign subsidiaries are translated at average exchange rates for the year. Assets and liabilities of foreign subsidiaries are translated at closing exchange rates. Foreign currency borrowings that have been used to provide a hedge against Group equity investments in overseas subsidiaries are also translated at closing exchange rates. The Group has designated perpetual subordinated capital securities totalling US$2.8 billion (2014: US$2.8 billion) as a net investment hedge to hedge the currency risks related to the net investment in Jackson. The impact of these translations is recorded as other comprehensive income.

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

Interest Rate Risk—Long-term Debt

The table below quantifies the estimated increase in fair value of long-term borrowings at 31 December 2015 and 2014, resulting from a 100 basis point reduction in interest rates at those dates. The carrying value of short-term borrowings, which approximates their fair value, would not be materially increased by a 100 basis point reduction in interest rates. Prudential believes this to be a reasonably possible near-term market change for interest rates.

	31 December 2015 £m			31 December 2014 £m
	Carrying Value	Fair Value	Estimated Increase in Fair Value	Carrying Value	Fair Value	Estimated Increase in Fair Value
Long-term borrowings
Bonds, £300 million aggregate principal amount, 6.875 per cent due 2023	300	378	28	300	391	33
Bonds, £250 million aggregate principal amount, 5.875 per cent due 2029	249	313	39	249	326	44
Bonds, £435 million aggregate principal amount, 6.125 per cent, due 2031	430	502	61	429	541	75
Bonds, £400 million aggregate principal amount, 11.375 per cent, due 2039	393	498	18	391	530	26
Bonds, £700 million aggregate principal amount, 5.70 per cent, due 2063	695	702	98	695	801	138
Capital securities, $1,000 million aggregate principal amount, 6.5 per cent perpetual	678	687	96	641	649	91
Capital securities, $250 million aggregate principal amount, 6.75 per cent perpetual(ii)	170	180	-	160	164	-
Capital securities, $300 million aggregate principal amount 6.5 per cent perpetual(ii)	203	217	-	193	196	-
Capital securities, $700 million aggregate principal amount, 5.25 per cent perpetual(ii)	472	479	75	444	458	75
Capital securities, $550 million aggregate principal amount, 7.75 per cent perpetual(ii)	372	387	49	351	377	50
Medium Term Subordinated Notes, €20 million, 2023(i)	15	15	-	16	16	-
Bonds, £600 million, 5 per cent due 2055(v)	590	562	64	-	-	-
Total central companies	4,567	4,920	528	3,869	4,449	532
Insurance operations
Guaranteed bonds, £100 million, principal amount, 8.5 per cent undated subordinated	100	111	15	100	114	16
Surplus notes, $250 million principal amount, 8.15 per cent due 2027(iv)	169	224	23	160	202	21
Total long-term business	269	335	38	260	316	37
Other operations
Bank Loans(iii)	275	275	-	275	275	-
Total	5,111	5,530	566	4,404	5,040	569

Notes

(i)	The €20 million borrowings were issued at 20-year Euro Constant Maturity Swap (capped at 6.5 per cent). These have been swapped into borrowings of £14 million with interest payable at three month £LIBOR plus 1.2 per cent.

(ii)	The US$250 million 6.75 per cent borrowings, the US$300 million 6.5 per cent borrowings, the US$550 million 7.75 per cent borrowings and the US$700 million 5.25 per cent borrowings can be converted, in whole or in part, at the Company’s option and subject to certain conditions, on any interest payment date, into one or more series of Prudential preference shares.

(iii)	The Prudential Capital bank loan of £275 million has been made in two tranches: a £160 million loan maturing on 20 December 2017 and a £115 million loan also maturing on 20 December 2017. These two tranches are currently drawn at a cost of 12 month £LIBOR plus 0.40 per cent.

(iv)	The Jackson borrowings are unsecured and subordinated to all present and future indebtedness, policy claims and other creditor claims of Jackson.

(v)	In June 2015, the company issued core structural borrowings of £600 million 5.00 per cent subordinated notes due 2055. The proceeds, net of discount adjustment and costs, were £590 million.

There is no impact on profit at 31 December 2015 and 2014 as a result of these reductions in interest rates because the liabilities are recognised in the financial statements at carrying value, which is equal to their amortised cost.

Derivative Contracts

As at 31 December 2015 the net market value exposure of derivatives was an liability of £161 million of which the largest exposures were held by the UK and US insurance operations. Excluding derivative contracts within assets held to cover linked liabilities and those attributable to unit holders of consolidated unit trusts and similar funds, as at 31 December 2015 the market value exposure of derivatives of the UK and US insurance operations was an asset of £469 million. The tables below show the sensitivity of the UK and US insurance operations derivatives, measured in terms of fair value, to equity and real estate market increases and decreases of 10 per cent and to interest rate increases and decreases of 100 basis points. Prudential believes these increases and decreases to be reasonably possible near-term market changes. These exposures will change as a result of ongoing portfolio and risk management activities.

	31 December 2015 £m			31 December 2014 £m
	10 per cent Equity & Real Estate Increase		10 per cent Equity & Real Estate Increase	10 per cent Equity & Real Estate Increase		10 per cent Equity & Real Estate Increase
	Increase/ (decrease) in Fair Value	Fair Value	Increase/ (decrease) in Fair Value	Increase/ (decrease) in Fair Value	Fair Value	Increase/ (decrease) in Fair Value
United Kingdom—insurance operations
With-profits fund (including PAL)	124	16	(116)	245	921	(235)
Shareholder-backed annuities	-	(151)	-	-	67	-
SAIF	7	(52)	(7)	19	3	(19)
United States—insurance operations	(883)	656	1,434	(447)	665	925
Total	(752)	469	1,311	(183)	1,656	671

	31 December 2015 £m			31 December 2014 £m
	100 bp Interest Rate Increase		100 bp Interest Rate Increase	100 bp Interest Rate Increase		100 bp Interest Rate Increase
	Increase/ (decrease) in Fair Value	Fair Value	Increase/ (decrease) in Fair Value	Increase/ (decrease) in Fair Value	Fair Value	Increase/ (decrease) in Fair Value
United Kingdom—insurance operations
With-profits fund (including PAL)	(970)	16	1,251	(714)	921	917
Shareholder-backed annuities	(43)	(151)	53	(92)	67	126
SAIF	(5)	(52)	6	1	3	(2)
United States—insurance operations	(533)	656	714	(516)	665	709
Total	(1,551)	469	2,024	(1,321)	1,656	1,750

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

Item 12. Description of Securities other than Equity Securities

Payments received from the ADR Depositary

Direct payments

J.P. Morgan Chase Bank, N.A. is the depositary (ADR Depositary) of Prudential’s ADR program. The ADR Depositary has agreed to reimburse Prudential for certain reasonable expenses related to Prudential’s ADR program and incurred by Prudential in connection with the ADR program. The reimbursements shall be used by Prudential for actual expenses incurred in connection with the program during the contract year (year ending 19 May in each year), including but not limited to, expenses related to US investor relations servicing, US investor presentations, financial advertising and public relations.

No reimbursements were made in 2015.

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

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders

None.

Item 15. Controls and Procedures

Management has evaluated, with the participation of Prudential plc’s Group Chief Executive and Chief Financial Officer, the effectiveness of Prudential plc’s disclosure controls and procedures (as defined in Rules 13a-15(e) and

15d-15(e) of the Securities Exchange Act of 1934, as amended (‘Exchange Act’)) as of 31 December 2015. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon Prudential plc’s evaluation, Prudential plc’s Group Chief Executive and Chief Financial Officer have concluded that as of 31 December 2015 Prudential plc’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Prudential plc in the reports Prudential plc files and submits under the Exchange Act is recorded, processed, summarised and reported, within the time periods specified in the applicable rules and forms and that it is accumulated and communicated to Prudential plc’s management, including Prudential plc’s Group Chief Executive and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Prudential plc is required to undertake an annual assessment of the effectiveness of internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act 2002 (‘Section 404’). In accordance with the requirements of Section 404 the following report is provided by management in respect of Prudential plc’s internal control over financial reporting (as defined in Rules13a-15(f) and 15d-15(f) under the Exchange Act).

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

Management has conducted, with the participation of Prudential plc’s Group Chief Executive and Chief Financial Officer, an evaluation of the effectiveness of internal control over financial reporting based on the criteria set forth in ‘2013 Internal Control—Integrated Framework’ issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’). Based on the assessment under these criteria, management has concluded that, as of 31 December 2015, Prudential plc’s internal control over financial reporting was effective.

In addition, there have been no changes in Prudential plc’s internal control over financial reporting during 2015 that have materially affected, or are reasonably likely to affect materially, Prudential plc’s internal control over financial reporting.

KPMG LLP, which has audited the consolidated financial statements of Prudential plc for the year ended 31 December 2015, has also audited the effectiveness of Prudential plc’s internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). KPMG LLP’s report on internal control over financial reporting is shown on page F-2 in Item 18.

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

Item 16C. Principal Accountant Fees and Services

Total fees payable to KPMG for the fiscal years ended 31 December are set out below:

	2015 £m	2014 £m
Fees payable to the Company’s auditor for the audit of the Company’s annual accounts	2.0	2.0
Fees payable to the Company’s auditor and its associates for other services:
Audit of subsidiaries pursuant to legislation	7.2	6.6
Audit-related assurance services	3.1	2.9
Tax compliance services	0.7	0.7
Other assurance services	2.2	1.9
Services relating to corporate finance transactions	0.2	0.1
All other services	1.2	2.4
Total	16.6	16.6

In addition, there were fees of £0.1 million (2014: £0.1 million) for the audit of pension schemes.

2015

Fees of £2.0 million for the audit of Prudential’s annual accounts comprised statutory audit fees of £0.8 million, US reporting audit fees of £0.5 million and EEV reporting audit fees of £0.7 million. Fees of £7.2 million for audit of subsidiaries pursuant to legislation mainly related to the audit of local and statutory accounts and to statutory audit work in connection with the submission of results to be consolidated in Prudential’s annual accounts.

Fees of £3.1 million for audit related assurance services supplied pursuant to legislation comprised of Sarbanes-Oxley reporting of £2.3 million and interim and regulatory reporting of £0.8 million.

Fees of £0.7 million for services relating to taxation related to tax compliance throughout the Group.

Fees of £2.2 million for all other assurance services included £1.0 million in connection with Solvency II reporting and disclosures and £1.2 million for other services in respect of accounting and regulatory developments.

Fees of £1.2 million for all other services comprised model validation services of £0.9 million and other services of £0.3 million.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16E. Purchases of Equity Securities by Prudential plc and Affiliated Purchasers

The following table sets forth information with respect to purchases made by or on behalf of Prudential or any ‘affiliated purchasers’ (as that term is defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended) of Prudential’s ordinary shares or American depositary shares for the year ended 31 December 2015.

Period	Total Number of Shares Purchased(1)	Average Price Paid Per Share	Total Number of Shares Purchased at Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under Plans or Programs
		(£)
1 January – 31 January	52,474	15.00	N/A	N/A
1 February – 28 February	49,423	16.10
1 March – 31 March	4,660,458	16.94
1 April – 30 April	52,371	17.05
1 May – 31 May	145,542	16.20
1 June – 30 June	160,078	16.01
1 July – 31 July	55,208	15.74
1 August – 31 August	57,653	15.06
1 September – 30 September	154,461	13.91
1 October – 31 October	58,087	15.51
1 November – 30 November	56,948	15.21
1 December – 31 December	61,441	15.03

Note

(1)	The shares listed in this column were acquired by employee benefit trusts during the year to satisfy future obligations to deliver shares under the Company’s employee incentive plans, the savings related share option scheme and the share participation plan.

This table excludes Prudential plc shares purchased by investment funds managed by M&G in accordance with investment strategies that are established by M&G acting independently of Prudential plc.

Item 16F. Change in Registrant’s Certifying Accountant

During 2014 our auditors, KPMG Audit Plc instigated an orderly wind down of the business due to reorganisation within KPMG in the UK. The Board therefore put KPMG LLP forward to be appointed as auditor and a resolution concerning their appointment was put to a shareholder vote at the Annual General Meeting on 15 May 2014.

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

The Company has provided KPMG Audit Plc with a copy of the foregoing disclosure and has requested that KPMG Audit Plc furnish the Company with a letter addressed to the Securities and Exchange Commission (the “SEC”) stating whether KPMG Audit Plc agrees with such disclosure and, if not, stating the respects in which it does not agree. A copy of KPMG Audit Plc’s letter, dated 7 April 2016, in which KPMG Audit Plc states that it agrees with such disclosure, is filed herewith as Exhibit 15.6.

Item 16G Corporate Governance

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

As a company listed on the London Stock Exchange, Prudential is required to comply with the Listing Rules, Disclosure and Transparency Rules and Prospectus Rules issued by the FCA and to report and explain non-compliance with the UK Corporate Governance Code ( the ‘UK Code’) which is issued by the Financial Reporting Council. As a result of its listing on the Hong Kong Stock Exchange, Prudential is also required to comply with certain continuing obligations set forth in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the ‘HK Listing Rules’) and is expected to comply with or explain any deviation from the provisions of the Corporate Governance Code contained in Appendix 14 to the HK Listing Rules (the ‘HK Code’). Any deviation from compliance with either corporate governance code is set out fully in the corporate governance report in the Annual Report 2015.

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

The Independence of directors where appropriate, is outlined in Item 6, ‘Board Practices’ and in the Company’s Governance Report as part of the 2015 Annual Report.

In order to tighten the definition of ‘independent director’ for purposes of these standards:

a)     i)      No director qualifies as ‘independent’ unless the Board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner,

The Board is required to determine whether non-executive directors (including directors serving on the Audit Committee and the Remuneration Committee) are independent in character and judgement and whether there are relationships or circumstances which are likely to affect, or could affect, the directors’ judgement. If the Board determines that a director is independent

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

(F)   In addition, a director is not independent if:

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

ii)     The director has received, or has an immediate family member who has received, during any twelve -month period within the last three years, more than $120,000 in direct compensation from the listed company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service). Prudential complies with the corresponding domestic requirements contained in the Code, which sets out the principles for the Company to determine whether a director is ‘independent’.

iii)    (A) The director is a current partner or employee of a firm that is the listed company’s internal or external auditor; (B) the director has an immediate family

• Has received or receives additional remuneration from Prudential apart from a director’s fee, participates in Prudential’s share options or a performance -related pay scheme, or is a member of Prudential’s pension scheme;

• Has close family ties with any of Prudential’s advisers, directors or senior employees;

• Holds cross -directorships or has significant links with other directors through involvement in other companies or bodies;

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

The Independence of directors where appropriate, is outlined in Item 6, ‘Board Practices’ and in the Company’s Governance Report as part of the 2015 Annual Report.

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

Prudential’s Nomination and Governance Committee has written terms of reference in accordance with the UK Code. The terms of reference are available on Prudential’s website, and explain the Nomination and Governance Committee’s role and the authority delegated to it by the Board.

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

(B)   make recommendations to the Board with respect to non-CEO executive officer compensation, and incentive -compensation and equity -based plans that are subject to Board approval; and

(C)    prepare the disclosure required by Item 407(e)(5) of Regulation S-K;

ii)     an annual performance evaluation of the compensation committee ; and

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

(B)   the amount of fees received from the listed company by the person that employs the compensation consultant, legal counsel or other adviser, as a percentage of the total revenue of the person that employs the compensation consultant, legal counsel or other adviser;

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

In general:

• Rule 10A-3(b)(1) requires that each member of the audit committee be a member of the board of directors of the issuer, and be independent within the meaning of the Rule, subject to certain exemptions;

• Rule 10A-3(b)(2) requires the audit committee to be directly responsible for the appointment, compensation, retention and oversight of the work of the independent auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the issuer, and the independent auditor must report directly to the audit committee;

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

• Rule 10A-3(b)(3) requires that an audit committee establish procedures for the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls or auditing matters and for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

• Rule 10A-3(b)(4) requires that an audit committee have the authority to engage outside advisors, including counsel, as it determines necessary to carry out its duties;

• Rule 10A-3(b)(5) requires the issuer to provide appropriate funding, as determined by the audit committee, for payment of compensation to the issuer’s independent auditor and to any advisors employed by the audit committee.

The Audit Committee has established a procedure for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters.

The Audit Committee has the authority to engage independent counsel and other advisers as it determines necessary to carry out its duties.

Prudential must provide appropriate funding for the Audit Committee.

(a)   The audit committee must have a minimum of three members. All audit committee members must satisfy the requirements for independence set out in Section 303A.02 and, in the absence of an applicable exemption, Rule 10A-3(b)(1).

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

The UK Code requires that the main role and responsibilities of the Audit Committee should include:

(A)   assist board oversight of (1) the integrity of the listed company’s financial statements, (2) the listed company’s compliance with legal and regulatory requirements, (3) the independent auditor’s qualifications and independence, and (4) the performance of the listed company’s internal audit function and independent auditors (if the listed company does not yet have an internal

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

audit function because it is availing itself of a transition period pursuant to Section 303A.00, the charter must provide that the committee will assist board oversight of the design and implementation of the internal audit function); and

• To make recommendations to the Board, for it to put to the shareholders for their approval in general meeting, in relation to the appointment, re- appointment and removal of the external auditor and to authorise the Board to set the remuneration and terms of engagement of the external auditor.

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

(iii) the duties and responsibilities of the audit committee—which, at a minimum, must include those set out in Rule 10A-3(b)(2), (3), (4) and (5) of the Securities Exchange Act, as well as to:

(A)   at least annually, obtain and review a report by the independent auditor describing: the firm’s internal quality -control procedures; any material issues raised by the most recent internal quality -control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess

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

Monitoring the integrity of the Group’s Annual Report and Accounts and any other periodic financial reporting, reviewing the accounting policies adopted, decisions taken regarding major areas of judgement and the going concern assumption;

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

Prudential has an Internal Audit function and the Audit Committee is responsible for:

a.     approving the internal audit programme, requesting where appropriate, that internal audit undertake specific work, and monitoring the significant findings from major investigations, including management’s response to them;

	NYSE Corporate Governance Rules	Description of differences between Prudential’s governance practice and the NYSE Corporate Governance Rules

b.     reviewing the effectiveness and performance of the service provided by the internal audit function, including conformance with the Chartered Institute of Internal Auditors Code for ‘Effective Internal Audit in the Financial Services Sector’, approving the internal audit budget, ensuring that it is adequately resourced and free from constraint, and has the appropriate standing with the Group;

c.     authorising the Committee Chairman to consider on behalf of the Committee the appointment, resignation, performance and overall remuneration of the head of internal audit;

6	Shareholder Approval of Equity Compensation Plans
	Shareholders must be given the opportunity to vote on all equity -compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans.	Prudential complies with corresponding domestic requirements in the Listing Rules issued by the UK Listing Authority which mandate that the Company must seek shareholder approval for employee share plans.

7	Corporate Governance Guidelines
	Listed companies must adopt and disclose corporate governance guidelines.	Prudential complies with the corresponding provisions set out in the Listing Rules issued by the UK Listing Authority and the UK Code, which require that Prudential include an explanation in its Annual Report of how it complies with the principles of the UK Code and require confirmation that it complies with the UK Code’s provisions or, where it does not, to provide an explanation of why it does not comply.

8	Code of Business Conduct and Ethics
	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	Prudential’s Code of Business Conduct is available on Prudential’s website. Although not required by the Sarbanes-Oxley Act, Prudential has extended the applicability of its Code of Business Conduct to all employees and agents.

9	Description of Significant Differences for Foreign Private Issuers
	Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards.	Prudential conforms by publishing this document to fulfill the requirement.

	A foreign private issuer that is required to file an annual report on Form 20-F with the SEC must include the statement of significant differences in that annual report. All other foreign private issuers may either (i) include the statement of significant differences in an annual report filed with the SEC or (ii) make the statement of significant differences available on or through the listed company’s website. If the statement of significant differences is made available on or	Prudential conforms by publishing this document in its annual report on Form 20-F and on its website to fulfill the requirement. The address of the website is also published in Prudential’s Form 20-F.

NYSE Corporate Governance Rules	Description of differences between Prudential’s governance practice and the NYSE Corporate Governance Rules through the listed company’s website, the listed company must disclose that fact in its annual report filed with the SEC and provide the website address.

Listed companies must have and maintain a publicly accessible website.	Prudential conforms by maintaining a publicly accessible website, on which printable versions of the terms of reference of its Remuneration Committee, Nomination and Governance Committee, Risk Committee and Audit Committee, its corporate governance practice, its Code of Business Conduct and documents disclosing any significant ways in which its corporate governance practices differ from those followed by companies under NYSE listing standards are posted in the English language.

Item 18. Financial Statements

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Prudential plc:

We have audited the accompanying consolidated statements of financial position of Prudential plc (the Company) and its subsidiaries (collectively, the Group) as at 31 December 2015 and 2014 and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the two-year period ended 31 December 2015 including the disclosures marked ‘audited’ within the Group Risk Framework section on pages 48 to 58 of Item 4 of the 2015 Form 20-F of the Group, and the related condensed financial statement Schedule II of the Company as at 31 December 2015 and 2014, and for each of the years in the three-year period ended 31 December 2015. We also have audited the Group’s internal control over financial reporting as of 31 December 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group’s management is responsible for these consolidated financial statements and condensed financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting within Item 15. Our responsibility is to express an opinion on the accompanying consolidated financial statements and condensed financial statement schedule and an opinion on the Group’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of 31 December 2015 and 2014 and the results of its operations and its cash flows for the two-year period ended 31 December 2015, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Also, in our opinion, the related condensed financial statement schedule of the Company as at 31 December 2015 and 2014, and for each of the years in the three-year period ended 31 December 2015, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein in conformity with UK generally accepted accounting practice (UK GAAP). As set out in the notes to the condensed financial statement schedule, the Company adopted Financial Reporting Standard 101 Reduced Disclosure Framework during the year under UK GAAP. Comparative financial information in the condensed financial statement schedule has been restated accordingly. Accounting principles under UK GAAP may vary in certain significant respects from IFRS as issued by the IASB. Information relating to the nature and effect of such differences is presented in note 4 to the condensed financial statement schedule of the Company. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

7 April 2016	/s/ KPMG LLP
KPMG LLP London, England

To the Board of Directors and Shareholders of Prudential plc

We have audited the accompanying consolidated statements of income, comprehensive income, changes in equity, and cash flows (the consolidated financial statements) for the year ended 31 December 2013, including the disclosures marked ‘audited’ within the Group Risk Framework section on pages 48 to 58 of Item 4 of the 2015 Form 20-F of Prudential plc (the Company) and its subsidiaries (collectively, the Group). The Group’s management is responsible for the consolidated financial statements. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. Our audit of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the consolidated financial statements. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects the results of the operations and cash flows of the Group for the year ended 31 December 2013, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

8 April 2014	/s/ KPMG Audit Plc
KPMG Audit Plc London, England

Prudential plc and subsidiaries

Consolidated Income Statements

Years ended 31 December

	Note	2015 £m	2014 £m	2013 £m
Gross premiums earned		36,663	32,832	30,502
Outward reinsurance premiums		(1,157)	(799)	(658)
Earned premiums, net of reinsurance	B1.5	35,506	32,033	29,844
Investment return	B1.5	3,304	25,787	20,347
Other income	B1.5	2,495	2,306	2,184
Total revenue, net of reinsurance	B1.4	41,305	60,126	52,375
Benefits and claims		(30,547)	(50,736)	(42,227)
Outward reinsurers’ share of benefit and claims		1,389	631	622
Movement in unallocated surplus of with-profits funds		(498)	(64)	(1,549)
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance		(29,656)	(50,169)	(43,154)
Acquisition costs and other expenditure	B3	(8,208)	(6,752)	(6,861)
Finance costs: interest on core structural borrowings of shareholder-financed operations		(312)	(341)	(305)
Disposal of Japan life business:
Cumulative exchange loss recycled from other comprehensive income	D1	(46)	-	-
Remeasurement adjustments	D1	-	(13)	(120)
Total charges, net of reinsurance	B1.4	(38,222)	(57,275)	(50,440)
Share of profits from joint ventures and associates, net of related tax	D6	238	303	147
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)*		3,321	3,154	2,082
Less tax charge attributable to policyholders’ returns		(173)	(540)	(447)
Profit before tax attributable to shareholders	B1.1	3,148	2,614	1,635
Total tax charge attributable to policyholders and shareholders	B5	(742)	(938)	(736)
Adjustment to remove tax charge attributable to policyholders’ returns		173	540	447
Tax charge attributable to shareholders’ returns	B5	(569)	(398)	(289)
Profit for the year attributable to equity holders of the Company		2,579	2,216	1,346

Earnings per share (in pence)		2015	2014	2013
Based on profit attributable to the equity holders of the Company:	B6
Basic		101.0p	86.9p	52.8p
Diluted		100.9p	86.8p	52.7p
*	This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.
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

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Consolidated Statements of Comprehensive Income

Years ended 31 December

Year ended 31 December	Note	2015 £m	2014 £m	2013 £m

Profit for the year		2,579	2,216	1,346

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss
Exchange movements on foreign operations and net investment hedges:
Exchange movements arising during the year	A1	68	215	(255)
Cumulative exchange loss of Japan life business recycled through profit or loss		46	-	-
Related tax		4	5	-
		118	220	(255)

Net unrealised valuation movements on securities of US insurance operations classified as available-for-sale:
Net unrealised holding (losses) gains arising during the year		(1,256)	1,039	(2,025)
Less: net gains included in the income statement on disposal and impairment		(49)	(83)	(64)
Total	C3.3(b)	(1,305)	956	(2,089)
Related change in amortisation of deferred acquisition costs	C5.1(b)	337	(87)	498
Related tax		339	(304)	557
		(629)	565	(1,034)

Total		(511)	785	(1,289)

Items that will not be reclassified to profit or loss
Shareholders’ share of actuarial gains and losses on defined benefit pension schemes:
Gross		27	(12)	(62)
Related tax		(5)	2	14
		22	(10)	(48)

Other comprehensive (loss) income for the year, net of related tax		(489)	775	(1,337)

Total comprehensive income for the year attributable to the equity holders of the Company		2,090	2,991	9

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Consolidated Statement of Changes in Equity

		Year ended 31 December 2015 £m
		Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders’ equity	Non- controlling interests	Total equity
	Note	note C10	note C10
Reserves
Profit for the year		-	-	2,579	-	-	2,579	-	2,579
Other comprehensive income:
Exchange movements on foreign operations and net investment hedges, net of related tax		-	-	-	118	-	118	-	118

Net unrealised valuation movements, net of related change in amortisation of deferred acquisition costs and related tax		-	-	-	-	(629)	(629)	-	(629)

Shareholders’ share of actuarial gains and losses on defined benefit pension schemes, net of tax		-	-	22	-	-	22	-	22
Total other comprehensive income (loss)		-	-	22	118	(629)	(489)	-	(489)
Total comprehensive income for the year		-	-	2,601	118	(629)	2,090	-	2,090

Dividends	B7	-	-	(974)	-	-	(974)	-	(974)
Reserve movements in respect of share-based payments		-	-	39	-	-	39	-	39

Share capital and share premium
New share capital subscribed	C10	-	7	-	-	-	7	-	7

Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	(38)	-	-	(38)	-	(38)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		-	-	20	-	-	20	-	20
Net increase in equity		-	7	1,648	118	(629)	1,144	-	1,144
At beginning of year		128	1,908	8,788	31	956	11,811	1	11,812
At end of year		128	1,915	10,436	149	327	12,955	1	12,956

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Consolidated Statement of Changes in Equity (Continued)

		Year ended 31 December 2014 £m
		Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders’ equity	Non- controlling interests	Total equity
	Note	note C10	note C10
Reserves
Profit for the year		-	-	2,216	-	-	2,216	-	2,216
Other comprehensive income:
Exchange movements on foreign operations and net investment hedges, net of related tax		-	-	-	220	-	220	-	220

Net unrealised valuation movements, net of related change in amortisation of deferred acquisition costs and related tax		-	-	-	-	565	565	-	565

Shareholders’ share of actuarial gains and losses on defined benefit pension schemes, net of tax		-	-	(10)	-	-	(10)	-	(10)
Total other comprehensive (loss) income		-	-	(10)	220	565	775	-	775
Total comprehensive income for the year		-	-	2,206	220	565	2,991	-	2,991

Dividends	B7	-	-	(895)	-	-	(895)	-	(895)
Reserve movements in respect of share-based payments		-	-	106	-	-	106	-	106

Share capital and share premium
New share capital subscribed	C10	-	13	-	-	-	13	-	13

Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	(48)	-	-	(48)	-	(48)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		-	-	(6)	-	-	(6)	-	(6)
Net increase in equity		-	13	1,363	220	565	2,161	-	2,161
At beginning of year		128	1,895	7,425	(189)	391	9,650	1	9,651
At end of year		128	1,908	8,788	31	956	11,811	1	11,812

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Consolidated Statement of Changes in Equity (Continued)

		Year ended 31 December 2013 £m
		Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders’ equity	Non- controlling interests	Total equity
	Note	note C10	note C10
Reserves
Profit for the year		-	-	1,346	-	-	1,346	-	1,346
Other comprehensive loss:
Exchange movements on foreign operations and net investment hedges, net of related tax		-	-	-	(255)	-	(255)	-	(255)

Net unrealised valuation movements, net of related change in amortisation of deferred acquisition costs and related tax		-	-	-	-	(1,034)	(1,034)	-	(1,034)

Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes, net of tax		-	-	(48)	-	-	(48)	-	(48)
Total other comprehensive loss		-	-	(48)	(255)	(1,034)	(1,337)	-	(1,337)
Total comprehensive income (loss) for the year		-	-	1,298	(255)	(1,034)	9	-	9

Dividends	B7	-	-	(781)	-	-	(781)	-	(781)
Reserve movements in respect of share-based payments		-	-	98	-	-	98	-	98
Change in non-controlling interests		-	-	-	-	-	-	(4)	(4)

Share capital and share premium
New share capital subscribed	C10	-	6	-	-	-	6	-	6

Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	(10)	-	-	(10)	-	(10)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		-	-	(31)	-	-	(31)	-	(31)
Net increase (decrease) in equity		-	6	574	(255)	(1,034)	(709)	(4)	(713)
At beginning of year		128	1,889	6,851	66	1,425	10,359	5	10,364
At end of year		128	1,895	7,425	(189)	391	9,650	1	9,651

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Consolidated Statements of Financial Position

31 December	Note	2015 £m	2014 £m
Assets
Intangible assets attributable to shareholders:
Goodwill	C5.1(a)	1,463	1,463
Deferred acquisition costs and other intangible assets	C5.1(b)	8,422	7,261
Total		9,885	8,724

Intangible assets attributable to with-profits funds:
Goodwill in respect of acquired subsidiaries for venture fund and other investment purposes	C5.2(a)	185	186
Deferred acquisition costs and other intangible assets	C5.2(b)	50	61
Total		235	247
Total intangible assets		10,120	8,971

Other non-investment and non-cash assets:
Property, plant and equipment	C13	1,197	978
Reinsurers’ share of insurance contract liabilities	C4.1(a)(iv)	7,903	7,167
Deferred tax assets	C8.1	2,819	2,765
Current tax recoverable	C8.2	477	117
Accrued investment income	C1.1	2,751	2,667
Other debtors	C1.1	1,955	1,852
Total		17,102	15,546

Investments of long-term business and other operations:
Investment properties	C14	13,422	12,764
Investment in joint ventures and associates accounted for using the equity method	D6	1,034	1,017
Financial investments:*
Loans	C3.4	12,958	12,841
Equity securities and portfolio holdings in unit trusts		157,453	144,862
Debt securities	C3.3	147,671	145,251
Other investments		7,353	7,623
Deposits		12,088	13,096
Total		351,979	337,454

Assets held for sale	D1	2	824
Cash and cash equivalents		7,782	6,409
Total assets	C1,C3.1	386,985	369,204
*	Included within financial investments are £5,995 million (2014: £4,578 million) of lent securities.

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Consolidated Statements of Financial Position (Continued)

31 December	Note	2015 £m	2014 £m
Equity and liabilities

Equity
Shareholders’ equity		12,955	11,811
Non-controlling interests		1	1
Total equity		12,956	11,812

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities		260,753	250,038
Investment contract liabilities with discretionary participation features		42,959	39,277
Investment contract liabilities without discretionary participation features		18,806	20,224
Unallocated surplus of with-profits funds		13,096	12,450
Total	C4.1(a)	335,614	321,989

Core structural borrowings of shareholder-financed operations:
Subordinated debt		4,018	3,320
Other		993	984
Total	C6.1	5,011	4,304

Other borrowings:
Operational borrowings attributable to shareholder-financed operations	C6.2(a)	1,960	2,263
Borrowings attributable to with-profits operations	C6.2(b)	1,332	1,093

Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements		3,765	2,347
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		7,873	7,357
Deferred tax liabilities	C8.1	4,010	4,291
Current tax liabilities		325	617
Accruals and deferred income		952	947
Other creditors		4,876	4,262
Provisions	C12	604	724
Derivative liabilities	C3.5(b)	3,119	2,323
Other liabilities		4,588	4,105
Total		30,112	26,973
Liabilities held for sale	D1	-	770
Total liabilities	C1,C3.1	374,029	357,392
Total equity and liabilities		386,985	369,204

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries Consolidated Statements of Cash Flows

Year ended 31 December	Note	2015 £m	2014 £m	2013 £m

Cash flows from operating activities
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)note (i)		3,321	3,154	2,082
Non-cash movements in operating assets and liabilities reflected in profit before tax:
Investments		(6,814)	(30,746)	(23,487)
Other non-investment and non-cash assets		(1,063)	(1,521)	(1,146)
Policyholder liabilities (including unallocated surplus)		6,067	27,292	21,951
Other liabilities (including operational borrowings)		1,761	3,797	1,907
Interest income and expense and dividend income included in result before tax		(8,726)	(8,315)	(8,345)
Other non-cash itemsnote (ii)		234	174	81
Operating cash items:
Interest receipts		7,316	7,155	6,961
Dividend receipts		1,777	1,559	1,738
Tax paid		(1,340)	(721)	(418)
Net cash flows from operating activities		2,533	1,828	1,324
Cash flows from investing activities
Purchases of property, plant and equipment	C13	(256)	(172)	(221)
Proceeds from disposal of property, plant and equipment		30	10	42
Acquisition of subsidiaries and intangibles		(286)	(535)	(405)
Sale of businesses		43	152	-
Net cash flows from investing activities		(469)	(545)	(584)
Cash flows from financing activities
Structural borrowings of the Group:
Shareholder-financed operations:note (iii)	C6.1
Issue of subordinated debt, net of costs		590	-	1,124
Redemption of subordinated debt		-	(445)	-
Interest paid		(288)	(330)	(291)
With-profits operations:note (iv)	C6.2
Interest paid		(9)	(9)	(9)
Equity capital:
Issues of ordinary share capital		7	13	6
Dividends paid		(974)	(895)	(781)
Net cash flows from financing activities		(674)	(1,666)	49
Net increase (decrease) in cash and cash equivalents		1,390	(383)	789
Cash and cash equivalents at beginning of year		6,409	6,785	6,126
Effect of exchange rate changes on cash and cash equivalents		(17)	7	(130)
Cash and cash equivalents at end of year		7,782	6,409	6,785

Notes

(i)	This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.
(ii)	Other non-cash items consist of the adjustment of non-cash items to profit before tax.
(iii)	Structural borrowings of shareholder-financed operations exclude borrowings to support short-term fixed income securities programmes, non-recourse borrowings of investment subsidiaries of shareholder-financed operations and other borrowings of shareholder-financed operations. Cash flows in respect of these borrowings are included within cash flows from operating activities.
(iv)	Interest paid on structural borrowings of with-profits operations relate solely to the £100 million 8.5 per cent undated subordinated guaranteed bonds, which contribute to the solvency base of the Scottish Amicable Insurance Fund (SAIF), a ring-fenced sub-fund of the PAC with-profits fund. Cash flows in respect of other borrowings of with-profits funds, which principally relate to consolidated investment funds, are included within cash flows from operating activities.

The accompanying notes are an integral part of these financial statements

NOTES ON THE GROUP IFRS FINANCIAL STATEMENTS

Notes to Primary Statements

A	Background and accounting policies		Page
A1	Basis of preparation and exchange rates		F13
A2	Adoption of new accounting pronouncements in 2015		F14
A3	Accounting policies
	A3.1	Accounting policies and use of estimates and judgements	F14
	A3.2	New accounting pronouncements not yet effective	F29
B	Earnings performance
B1	Analysis of performance by segment
	B1.1	Segment results – profit before tax	F31
	B1.2	Short-term fluctuations in investment returns on shareholder-backed business	F32
	B1.3	Determining operating segments and performance measure of operating segments	F34
	B1.4	Segmental income statement	F39
	B1.5	Revenue	F42
B2	Profit before tax – Asset management operations		F44
B3	Acquisition costs and other expenditure		F44
	B3.1	Staff and employment costs	F45
	B3.2	Share-based payment	F46
	B3.3	Key management remuneration	F48
	B3.4	Fees payable to the auditor	F49
B4	Effect of changes and other accounting features on insurance assets and liabilities		F49
B5	Tax charge		F51
B6	Earnings per share		F57
B7	Dividends		F58
C	Balance sheet notes
C1	Analysis of Group position by segment and business type
	C1.1	Group statement of financial position – analysis by segment	F59
	C1.2	Group statement of financial position – analysis by business type	F64
C2	Analysis of segment position by business type
	C2.1	Asia insurance operations	F65
	C2.2	US insurance operations	F66
	C2.3	UK insurance operations	F68
	C2.4	Asset management operations	F70
C3	Assets and liabilities – Classification and Measurement
	C3.1	Group assets and liabilities – Classification	F71
	C3.2	Group assets and liabilities – Measurement	F73
	C3.3	Debt securities	F81
	C3.4	Loans portfolio	F88
	C3.5	Financial instruments – additional information
		C3.5(a) Financial risk	F89
		C3.5(b) Derivatives and Hedging	F92
		C3.5(c) Derecognition, collateral and offsetting	F93
		C3.5(d) Impairment of financial assets	F94

C	Balance sheet notes (continued)		Page
C4	Policyholder liabilities and unallocated surplus of with-profits funds
	C4.1	Movement and duration of liabilities
		C4.1(a) Group overview	F96
		C4.1(b) Asia insurance operations	F99
		C4.1(c) US insurance operations	F101
		C4.1(d) UK insurance operations	F102
	C4.2	Products and determining contract liabilities
		C4.2(a) Asia	F103
		C4.2(b) US	F105
		C4.2(c) UK	F109
C5	Intangible assets
	C5.1	Intangible assets attributable to shareholders
		C5.1(a) Goodwill attributable to shareholders	F115
		C5.1(b) Deferred acquisition costs and other intangible assets attributable to shareholders	F116
	C5.2	Intangible assets attributable to with-profits funds	F120
C6	Borrowings
	C6.1	Core structural borrowings of shareholder- financed operations	F121
	C6.2	Other borrowings	F121
	C6.3	Maturity analysis	F122
C7	Risk and sensitivity analysis
	C7.1	Group overview	F122
	C7.2	Asia insurance operations	F124
	C7.3	US insurance operations	F126
	C7.4	UK insurance operations	F131
	C7.5	Asset management and other operations	F134
C8	Tax assets and liabilities
	C8.1	Deferred tax	F134
	C8.2	Current tax	F135
C9	Defined benefit pension schemes		F135
C10	Share capital, share premium and own shares		F142
C11	Capital position statement
	C11.1	Life assurance business	F144
	C11.2	Asset management operations – regulatory and other surplus	F149
C12	Provisions		F149
C13	Property, plant and equipment		F150
C14	Investment properties		F151
D	Other notes
D1	Sale of Japan life business		F151
D2	Contingencies and related obligations		F152
D3	Post balance sheet events		F154
D4	Related party transactions		F154
D5	Commitments		F155
D6	Investments in subsidiary undertakings, joint ventures and associates		F155

Prudential plc and subsidiaries

Notes to the Consolidated Financial Statements

31 December 2015

A	BACKGROUND AND ACCOUNTING POLICIES

A1	Basis of preparation and exchange rates

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

Basis of preparation

These statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU) as required by EU law (IAS Regulation EC1606/2032). EU-endorsed IFRS may differ from IFRS issued by the IASB if, at any point in time, new or amended IFRS have not been endorsed by the EU. At 31 December 2015, there were no unendorsed standards effective for the three years ended 31 December 2015 affecting the consolidated financial information of the Group and there were no differences between IFRS endorsed by the EU and IFRS issued by the IASB in terms of their application to the Group.

Except for the adoption of the new and amended accounting standards for Group IFRS reporting as described in note A2, the accounting policies applied by the Group in determining the IFRS basis results in this report are the same as those previously applied in the Group’s consolidated financial statements for the year ended 31 December 2014.

Exchange rates

The exchange rates applied for balances and transactions in currency other than the presentational currency of the Group, pounds sterling (GBP) were:

	Closing rate at 31 Dec 2015	Average rate for 2015	Closing rate at 31 Dec 2014	Average rate for 2014	Closing rate at 31 Dec 2013	Average rate for 2013	Opening rate at 1 Jan 2013
Local currency: £
Hong Kong	11.42	11.85	12.09	12.78	12.84	12.14	12.60
Indonesia	20,317.71	20,476.93	19,311.31	19,538.56	20,156.57	16,376.89	15,665.76
Malaysia	6.33	5.97	5.45	5.39	5.43	4.93	4.97
Singapore	2.09	2.10	2.07	2.09	2.09	1.96	1.99
China	9.57	9.61	9.67	10.15	10.03	9.61	10.13
India	97.51	98.08	98.42	100.53	102.45	91.75	89.06
Vietnam	33,140.64	33,509.21	33,348.46	34,924.62	34,938.60	32,904.71	33,875.42
Thailand	53.04	52.38	51.30	53.51	54.42	48.11	49.72
US	1.47	1.53	1.56	1.65	1.66	1.56	1.63

The exchange movement arising during 2015 recognised in other comprehensive income is:

	2015 £m	2014 £m	2013 £m
Asia operations**	(5)	109	(319)
US operations	238	243	(37)
Unallocated to a segment (central funds)*	(119)	(137)	101
	114	215	(255)
*	The exchange rate movement unallocated to a segment mainly reflects the translation of currency borrowings which have been designated as a net investment hedge against the currency risk of the investment in Jackson.
**	Includes cumulative exchange loss of Japan Life business of £46 million.

The consolidated financial statements do not represent Prudential’s statutory accounts for the purposes of the UK Companies Act. These financial statements are based on the prescribed formats. The Groups external auditors have reported on the 2015, 2014 and 2013 statutory accounts. Statutory accounts for 2014 and 2013 have been delivered to the UK Registrar of Companies and those for 2015 will be delivered following the Company’s Annual General Meeting. The auditors reports were (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under Section 498(2) or (3) of the UK Companies Act 2006.

A2	Adoption of new accounting pronouncements in 2015

The Group has adopted the Annual improvements to the IFRS’s 2011-2013 cycle which were effective in 2015.

Except for a change to the presentation of the Prudential Capital business as a separate reporting segment, as described in note B1.3, consideration of these improvements has had no impact on the financial statements of the Group.

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

The Group consolidates those investees it is deemed to control. The Group has control over an investee if all three of the following are met: (1) it has power over an investee; (2) it is exposed to, or has rights to, variable returns from its involvement with the investee; and (3) it has ability to use its power over the investee to affect its own returns.

(i)	Subsidiaries

Subsidiaries are those investees which the Group controls. The vast majority of the Group’s subsidiaries are corporate entities where the Group holds the majority of voting rights and are consolidated. The consolidation of other vehicles held by the Group is discussed below:

The Group’s insurance operations invest in a number of limited partnerships, either directly or through unit trusts, through a mix of capital and loans. These limited partnerships are managed by general partners, in which the Group holds equity. Such interest in general partners and limited partnerships provide the Group with voting and similar rights to participate in the governance framework of the relevant activities in which limited partnerships are engaged in. Accounting for the limited partnerships as subsidiaries, joint ventures, associates or other financial investments depends on the terms of each partnership agreement and the shareholdings in the general partners. In the context of direct investment in limited partnerships, the following circumstances may indicate a relationship in which, in substance, the Group controls and consequently consolidates a limited partnership:

•	The Group has existing rights that give it the current ability to direct the relevant activities of the limited partnership, ie activities that significantly affect the generation of economic returns from the limited partnership’s operation;
•	The Group has the power to obtain the significant benefits of the activities of the limited partnerships. Generally, it is presumed that the Group has significant benefits if its participation in the limited partnership is greater than 20 per cent; and
•	The Group has the current ability to join together with other partners to direct the activities of the partnership.

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

Structured entities are those which have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. In addition to the entities discussed above in A3.1b(i), the Group as part of its business strategy invests in structured entities such as Open-Ended Investment Companies (OEICs), Unit Trusts (UTs), variable interest entities, investment vehicles within separate accounts offered through variable annuities, collateralised debt obligations, mortgage-backed securities, and similar asset-backed securities.

Open-ended investment companies and unit trusts

The Group invests in OEICs and UTs, which invest mainly in equities, bonds, cash and cash equivalents, and properties. The Group’s percentage ownership in these entities can fluctuate on a daily basis according to the participation of the Group and other investors in them. For these entities, the following circumstances may indicate, in substance, the Group has power over an entity:

•	The entity is managed by the Group’s asset manager and the group holds a significant investment in the entity; and
•	Where the entity is managed by an asset manager outside the Group, Prudential has existing rights that gives it the ability to direct the current activities of the entity. In assessing the Group’s ability to direct an entity, the Group considers its ability relative to other investors. The Group has a limited number of OEICs and UTs where it considers it has such ability.

For an entity managed by asset managers outside the Group with no current ability to direct its activities, the Group is deemed to have no power over such an entity.

For those entities managed by the Group’s asset managers, it is generally presumed that the Group is exposed to, or has rights, to variable returns from an entity and has ability to use its power to affect its own returns where theGroup’s holding is greater than 50 per cent and is deemed to have no significant influence over an entity for holdings less than 20 per cent. For holdings between 20 per cent and 50 per cent, the Group performs an assessment of power and associated control over an entity on a case by case basis. For these entities, the following circumstances may indicate that the Group controls an entity:

•	The Group has power over the relevant activities of the entity; and
•	The exposure, or rights, to variable returns (including administrative and performance fees earned by the Group’s asset manager) from the entity is higher than the Group’s interest.

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

Where the Group’s asset manager sets up the OEICs and UTs as part of asset management operations, the Group’s interest is limited to the administration fees charged to manage the assets of such entities. With no participation in these entities, the Group does not retain risks associated with OEICs and UTs. For these open-ended investment companies and unit-trusts, the Group is not deemed to control the entities but to be acting as an agent.

The Group generates returns and retains the ownership risks in investment vehicles commensurate to its participation and does not have any further exposure to the residual risks of these investment vehicles.

Jackson’s separate account assets

Jackson offers variable contracts that invest contract holders’ premiums, at the contract holders’ direction, in investment vehicles (“Separate Accounts”) that invest in equity, fixed income, bonds and money market mutual funds. The contract holder retains the underlying returns and the ownership risks related to the separate accounts and its underlying investments. The shareholder’s economic interest in separate accounts is limited to the administrative fees charged. The separate accounts are set up as separate regulated entities governed by a Board of Governors or trustees for which the majority of the members are independent of Jackson or any affiliated entity. The independent members represent contract holders’ interest and are responsible for any decision making that impacts contract holders’ interest and governs the operational activities of the entities’ advisers, including asset managers managing the investment vehicles. Accordingly, the Group does not control these vehicles. These investments are carried at fair value through profit or loss within financial investments in the consolidated statement of financial position.

Other structured entities

The Group holds investments in mortgage-backed securities, collateralised debt obligations and similar asset-backed securities that are actively traded in a liquid market. The Group is not the sponsor of the vehicles in which it holds investments and has no administrative rights over the vehicles’ activities. The Group generates returns and retains the ownership risks commensurate to its holding and its exposure to the investments. Accordingly the Group does not have power over the relevant activities of such vehicles and all are carried at fair value through profit or loss within financial investments in the consolidated statement of financial position.

The table below provides aggregate carrying amounts of the investments in unconsolidated structured entities reported in the Group’s statement of financial position:

	2015 £m			2014 £m
	OEICs/UTs	Separate account assets	Other structured entities	OEICs/UTs	Separate account assets	Other structured entities
Statement of financial position line items
Equity securities and portfolio holdings in unit trusts	12,945	91,022	-	12,690	81,741	-
Debt securities	-	-	11,735	-	-	12,715
Total	12,945	91,022	11,735	12,690	81,741	12,715

The Group generates returns and retains the ownership risks in these investments commensurate to its participation and does not have any further exposure to the residual risks or losses of the investments or the vehicles in which it holds investments.

As at 31 December 2015, the Group does not have an agreement, contractual or otherwise, or intention to provide financial support to structured entities that could expose the Group to a loss.

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

IFRS 4 permits the continued usage of previously applied Generally Accepted Accounting Practices (GAAP) for insurance contracts and investment contracts with discretionary participating features. Accordingly, except for UK regulated with-profits funds which were measured under FRS 27 as discussed below, the modified statutory basis of reporting as set in the Statement of Recommended Practice issued by Association of British Insurers (ABI SORP) was adopted by the Group on first time adoption of IFRS in 2005. FRS 27 and the ABI SORP were withdrawn in the UK for the accounting periods beginning in or after 2015. As used in these consolidated financial statements, the terms “FRS 27” and the “ABI SORP” refer to the requirements of these pronouncements prior to their withdrawal.

For investment contracts that do not contain discretionary participating features, IAS 39 is applied and, where the contract includes an investment management element, IAS 18, ‘Revenue’, applies.

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

For the operations in India, Taiwan and, up until 2015, Japan, the local GAAP is not appropriate as a starting point in the context of the modified statutory basis, and, instead, the accounting for insurance contracts is based on US GAAP. For these operations the business written is primarily non-participating linked and participating business. The future policyholder benefit provisions for non-participating linked business are determined using the net level premium method, with an allowance for surrenders, maintenance and claim expenses. Rates of interest used in establishing the policyholder benefit provisions vary by operation depending on the circumstances attaching to each block of business. Where appropriate, liabilities for participating business for these operations include provisions for the policyholders’ interest in investment gains and other surpluses that have yet to be declared as bonuses.

While the basis of valuation of liabilities in this business is in accordance with the requirements of the ABI SORP, it may differ from that determined on the modified statutory basis for UK operations with the same features.

US insurance operations

In accordance with the modified statutory basis, the policyholder liabilities for Jackson’s conventional protection-type policies are determined under US GAAP principles with locked in assumptions for mortality, interest, policy lapses and expenses along with provisions for adverse deviations. For other policies, the policyholder liabilities includes the policyholder account balance. Acquisition costs are accounted for as explained in note A3.1(f) below.

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

The Peak 2 basis realistic liabilities for with-profits business currently include the element for the shareholders’ share of the future cost of bonuses consistent with the contract asset shares. For accounting purposes under FRS 27, this latter item is not shown as part of contract liabilities. This is because, consistent with the current basis of financial reporting, shareholder transfers are recognised only on declaration. Instead the shareholders’ share of future costs of bonuses is included within the liabilities for unallocated surplus.

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

The deferral and amortisation of acquisition costs is of most relevance to the Group’s results for Asia and US insurance operations. The deferred acquisition costs for US and some Asia operations are determined with reference to US GAAP principles.

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

US insurance operations

Under IFRS 4, the Group applies grandfathered US GAAP for measuring the insurance assets and liabilities of US insurance operations. The Group applies FAS ASU 2010-26 on ‘Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts’ and capitalises only those incremental costs directly relating to successfully acquiring a contract.

For term business, acquisition costs are deferred and amortised in line with expected premiums. For annuity and interest-sensitive life business, acquisition costs are deferred and amortised in line with expected gross profits on the relevant contracts. For fixed and fixed index annuity and interest-sensitive life business, the key assumption is the long-term spread between the earned rate on investments and the rate credited to policyholders, which is based on an annual spread analysis. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of Jackson’s actual industry experience and future expectations. A detailed analysis of actual mortality, lapse and expenses experience is performed using internally developed experience studies.

For US variable annuity business, a key assumption is the long-term investment return from the separate accounts, which is determined using a mean reversion methodology. Under the mean reversion methodology, projected returns over the next five years are flexed (subject to capping) so that, combined with the actual rates of return for the current and the previous two years the assumed long-term level of returns from the separate accounts is maintained. The projected rates of return are capped at no more than 15 per cent for each of the next five years. These returns affect the level of future expected profits through their effects on the fee income with consequential impact on the amortisation of deferred acquisition costs. The level of acquisition costs carried in the statement of financial position is also sensitive to unrealised valuation movements on debt securities held to back the liabilities and solvency capital. Further details are discussed in note C5.1(b).

As permitted by IFRS 4, Jackson uses shadow accounting to make adjustments to the deferred acquisition costs which are recognised directly in other comprehensive income. Jackson accounts for the majority of its investment portfolio on an available-for-sale basis whereby unrealised gains and losses are recognised in other comprehensive income. To the extent that recognition of unrealised gains or losses on available-for-sale securities causes adjustments to the carrying value and amortisation patterns of deferred acquisition costs and deferred income, these adjustments are recognised in other comprehensive income to be consistent with the treatment of the gains or losses on the securities. More precisely, shadow deferred acquisition costs adjustments reflect the change in deferred acquisition costs that would have arisen if the assets held in the statement of financial position had been sold, crystallising unrealised gains or losses, and the proceeds reinvested at the yields currently available in the market.

UK insurance operations

For UK regulated with-profits funds where the Prudential Regulatory Authority (PRA) realistic regime is applied, the basis of setting liabilities is such that it would be inappropriate for acquisition costs to be deferred, therefore these costs are expensed as incurred. The majority of the UK shareholder-backed business is individual and group annuity business where the deferral of acquisition costs is negligible.

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

Investment return included in the income statement principally comprises interest income, dividends, investment appreciation/depreciation (realised and unrealised gains and losses) on investments designated as fair value through profit or loss, and realised gains and losses (including impairment losses) on items held at amortised cost and Jackson’s debt securities designated as available-for-sale. Movements in unrealised appreciation/depreciation of Jackson’s debt securities designated as available-for-sale are recorded in other comprehensive income. Interest income is recognised as it accrues, taking into account the effective yield on investments. Dividends on equity securities are recognised on the ex-dividend date and rental income is recognised on an accrual basis.

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

(iii) Determining impairment in relation to financial assets

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

If a loss event that will have a detrimental effect on cash flows is identified, an impairment loss is recognised in the income statement. The loss recognised is determined as the difference between the book cost and the fair value of the relevant impaired securities. This loss comprises the effect of the expected loss of contractual cash flows and any additional market-price-driven temporary reductions in values.

For Jackson’s residential mortgage-backed and other asset-backed securities, all of which are classified as available-for-sale, the model used to analyse cash flows begins with the current delinquency experience of the underlying collateral pool for the structure, by applying assumptions about how much of the currently delinquent loans will eventually default, and multiplying this by an assumed loss severity. Additional factors are applied to anticipate ageing effects. After applying a cash flow simulation an indication is obtained as to whether or not the security has suffered, or is anticipated to suffer, contractual principal or interest payment shortfalls. If a shortfall applies an impairment charge is recorded. The difference between the fair value and book cost for unimpaired securities designated as available-for-sale is accounted for as unrealised gains or losses, with the movements unless impaired in the accounting period being included in other comprehensive income.

The Group’s review of fair value involves several criteria, including economic conditions, credit loss experience, other issuer-specific developments and future cash flows. These assessments are based on the best available information at the time. Factors such as market liquidity, the widening of bid/ask spreads and a change in cash flow assumptions can contribute to future price volatility. If actual experience differs negatively from the assumptions and other considerations used in the consolidated financial statements, unrealised losses currently in equity may be recognised in the income statement in future periods. Additional details on the impairments of the available-for-sale securities of Jackson are described in note C3.5(d).

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

Certain mortgage loans of the UK insurance operations and, consequent upon the purchase of REALIC in 2012 by Jackson, policy loans held to back funds withheld under reinsurance arrangements have been designated at fair value through profit or loss, as these loan portfolios are managed and evaluated on a fair value basis.

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

The Group does not regularly seek to apply fair value or cash flow hedging treatment under IAS 39. The Group has no fair value and cash flows hedges under IAS 39 at 31 December 2015 and 2014.

All derivatives that are not designated as hedging instruments are carried at fair value with movements in fair value being recorded in the income statement.

The primary areas of the Group’s continuing operations where derivative instruments are held are the UK with-profits funds and annuity business, and Jackson.

For UK with-profits funds the derivative programme is used for the purposes of efficient portfolio management or reduction in investment risk.

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

(vii)	Securities lending and reverse repurchase agreements

The Group is party to various securities lending agreements (including repurchase agreements) under which securities are loaned to third parties on a short-term basis. The loaned securities are not derecognised; rather, they continue to be recognised within the appropriate investment classification. The Group’s policy is that collateral in excess of 100 per cent of the fair value of securities loaned is required from all securities’ borrowers and typically consists of cash, debt securities, equity securities or letters of credit.

In cases where the Group takes possession of the collateral under its securities lending programme, the collateral, and corresponding obligation to return such collateral, are recognised in the consolidated statement of financial position.

The Group is also party to various reverse repurchase agreements under which securities are purchased from third parties with an obligation to resell the securities. The securities are not recognised as investments in the statement of financial position.

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

The total tax charge for the Group reflects tax that, in addition to relating to shareholders’ profits, is also attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies. This is explained in more detail in note B5. Reported profit before the total tax charge is not representative of pre-tax profits attributable to shareholders. Accordingly, in order to provide a measure of pre-tax profits attributable to shareholders the Group has chosen to adopt an income statement presentation of the tax charge and pre-tax results that distinguishes between policyholder and shareholder components.

(l)	Segments

Under IFRS 8 ‘Operating Segments’, the Group determines and presents operating segments based on the information that is internally provided to the Group Executive Committee which is the Group’s chief operating decision maker.

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

For shareholder-backed business, with the exception of debt securities held by Jackson and assets classified as loans and receivables at amortised cost, all financial investments and investment property are designated as assets at fair value through profit or loss. The short-term fluctuations affect the result for the year and the Group provides additional analysis of results before and after the effects of short-term fluctuations in investment returns, together with other items that are of a short-term, volatile or one-off nature. The effects of short-term fluctuations include asymmetric impacts where the measurement bases of the liabilities and associated derivatives used to manage the Jackson annuity business differ as described in note B1.2.

Short-term fluctuations in investment returns on assets held by with-profits fund, do not affect directly reported shareholder results. This is because (i) the unallocated surplus of with-profits funds is accounted for as a liability and (ii) excess or deficits of income and expenditure of the funds over the required surplus for distribution are transferred to or from unallocated surplus.

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

The plan assets of the Group’s pension schemes include several insurance contracts that have been issued by the Group. These assets are excluded from plan assets in determining the pension surplus or deficit recognised in the consolidated statement of financial position.

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

Current tax expense is charged or credited based upon amounts estimated to be payable or recoverable as a result of taxable amounts for the current year and adjustments made in relation to prior years. Prudential is subject to tax in numerous jurisdictions and the calculation of the total tax charge inherently involves a degree of estimation and judgement. The positions taken in tax returns where applicable tax regulation is subject to interpretation are recognised in full in the determination of the tax charge in the financial statements if the Group considers that it is probable that the taxation authority will accept those positions. Otherwise, provisions are established based on management’s estimate and judgement of the likely amount of the liability, or recovery.

The total tax charge includes tax expense attributable to both policyholders and shareholders. The tax expense attributable to policyholders comprises the tax on the income of the consolidated with-profits and unit-linked funds. In certain jurisdictions, such as the UK, life insurance companies are taxed on both their shareholders’ profits and on their policyholders’ insurance and investment returns on certain insurance and investment products. Although both types of tax are included in the total tax charge in the Group’s consolidated income statement, they are presented separately in the consolidated income statement to provide the most relevant information about tax that the Group pays on its profits.

Deferred taxes are provided under the liability method for all relevant temporary differences. IAS 12 ‘Income Taxes’ does not require all temporary differences to be provided for, in particular, the Group does not provide for deferred tax on undistributed earnings of subsidiaries where the Group is able to control the timing of the distribution and the temporary difference created is not expected to reverse in the foreseeable future. Deferred tax assets are only recognised when it is more likely than not that future taxable profits will be available against which these losses can be utilised.

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

Intangible assets acquired on the purchase of a subsidiary or portfolio of contracts are measured at fair value on acquisition. Deferred acquisition costs are accounted for as described in notes A3.1(d) and A3.1(f) above. Other intangible assets, such as distribution rights and software, are valued initially at the price paid to acquire them and are subsequently carried at cost less amortisation and any accumulated impairment losses. Distribution rights relate to fees paid under bancassurance partnership arrangements for bank distribution of products for the term of the contract. Amounts for distribution rights are amortised on a basis to reflect the pattern in which the future economic benefits are expected to be consumed by reference to new business production levels. The same principles apply to determining the amortisation method for other intangible assets unless the pattern cannot be determined reliably, in which case a straight line method is applied. Amortisation of intangible assets is charged to the “acquisition costs and other expenditure” line in the consolidated income statement.

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

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year, excluding those held in employee share trusts and consolidated unit trusts and OEICs, which are treated as cancelled.

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

The following standards, interpretations and amendments have been issued but are not yet effective in 2015, including those which have not yet been adopted in the EU. This is not intended to be a complete list as only those standards, interpretations and amendments that could have an impact upon the Group’s financial statements are discussed.

Accounting pronouncements endorsed by the EU but not yet effective

Clarification of Acceptable Methods of Depreciation and Amortisation (Amendments to IAS 16 and IAS 38)

The amendments published in May 2014 provide additional guidance on how the depreciation or amortisation of property, plant and equipment and intangible assets should be calculated. They are effective for annual periods beginning on or after 1 January 2016, with earlier application being permitted. The Group has assessed the impact of the amendments and determined that they are not likely to have a significant impact on the Group’s financial statements.

Annual improvements to IFRS – 2012-2014 Cycle

The annual improvements 2012-2014 Cycle include minor changes to four IFRSs, and is effective for annual periods beginning on or after 1 January 2016. The Group is assessing the impact of these amendments but they are not expected to have a significant impact on the Group’s financial statements.

Accounting pronouncements not yet endorsed by the EU

Amendments to IAS 1 Disclosure Initiative

In December 2014, the IASB published ‘Disclosure Initiative (Amendments to IAS 1). The amendments aim at clarifying , rather than significantly changing, IAS 1 to address perceived impediments to preparers exercising their judgement in presenting their financial reports. The amendments are effective for annual periods beginning on or after 1 January 2016 and clarify materiality requirements, aggregation of specific line items in the financial statements and ordering of the notes. We have reviewed the amendments and do not envisage any significant change.

IFRS 15, ‘Revenue from Contracts with Customers’

This standard effective for annual periods beginning on or after 1 January 2018, provides a single framework to recognise revenue for contacts with different characteristics and overrides the framework provided for such contracts in other standards. The contracts excluded from the scope of this standard include:

•	Lease contracts within the scope of IAS 17 ’Leases’;
•	Insurance contracts within the scope of IFRS 4 ‘Insurance Contracts’;
•	Financial instruments within the scope of IAS 39 ‘Financial Instruments’.

As a result of the scope exclusion above, this standard is of particular relevance only to the revenue recognition of the Group’s asset management contracts and the measurement of the Group’s investment contracts that do not contain discretionary participating features where the contracts include an investment management element. The Group is assessing the impact of this standard but it is not expected to have a significant impact on the Group’s financial statements.

IFRS 16, ‘Leases’

In January 2016, the IASB published a new standard, IFRS 16 ‘Leases’. The new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting however remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 is effective for periods beginning on or after 1 January 2019, with earlier adoption permitted if IFRS 15 ‘Revenue from Contracts with Customers’ has also been applied. The Group is assessing the impact of this standard.

IFRS 9, ‘Financial instruments: Classification and measurement’

In July 2014, the IASB published a complete version of IFRS 9 with the exception of macro hedge accounting. The standard becomes mandatorily effective for the annual periods beginning on or after 1 January 2018, with early application permitted and transitional rules apply. In December 2015, the IASB published for consultation an exposure draft of proposed amendments to IFRS 4 to address the temporary consequences of the different effective dates of IFRS 9 and the new insurance contracts standard. The proposals in the exposure draft includes an optional temporary exemption from applying IFRS 9 that would be available to companies whose predominant activity is to issue insurance contracts. Such a deferral would be available until the new Insurance Contracts Standard comes into effect (but it could not be used after 1 January 2021). The comment period closed on 8 February 2016.

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

The Group is assessing the impact of this standard in conjunction with the requirements of the IASB’s proposals for insurance contracts accounting as they are developed to a final standard. The adoption of the requirements of IFRS 9 may result in reclassification of certain of the Group’s financial assets and hence lead to a change in the measurement of these instruments or the performance reporting of value movements. In addition, for any investments classified as FVOCI, as noted above, the impairment provisioning approach is altered from the current IAS 39 approach. The Group does not currently apply hedge accounting for most of its derivative programmes but will reconsider its approach in light of new requirements under the standard on adoption.

B	EARNINGS PERFORMANCE

B1	Analysis of performance by segment

B1.1	Segment results – profit before tax

		2015 £m	2014 £m	2013 £m
	Note
Asia operations
Asia insurance operations		1,209	1,050	1,001
Eastspring Investments		115	90	74
Total Asia operations		1,324	1,140	1,075

US operations
Jackson (US insurance operations)		1,691	1,431	1,243
Broker-dealer and asset management		11	12	59
Total US operations		1,702	1,443	1,302

UK operations
UK insurance operations:	B4(b)
Long-term business*		1,167	729	695
General insurance commissionnote (i)		28	24	29
Total UK insurance operations		1,195	753	724
M&G		442	446	395
Prudential Capital		19	42	46
Total UK operations		1,656	1,241	1,165
Total segment profit		4,682	3,824	3,542

Other income and expenditure
Investment return and other income		14	15	10
Interest payable on core structural borrowings		(312)	(341)	(305)
Corporate expenditurenote (ii)		(319)	(293)	(263)
Total		(617)	(619)	(558)
Solvency II implementation costs		(43)	(28)	(29)
Restructuring costsnote (iii)		(15)	(14)	(12)
Results of the sold PruHealth and PruProtect businesses*		-	23	11
Operating profit based on longer-term investment returns		4,007	3,186	2,954
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(737)	(574)	(1,110)
Amortisation of acquisition accounting adjustmentsnote (iv)		(76)	(79)	(72)
Gain on sale of PruHealth and PruProtect businessesnote (v)		-	86	-
Cumulative exchange loss on the sold Japan life business recycled from other comprehensive income		(46)	-	-
Loss attaching to held for sale Japan life business	D1	-	-	(102)
Costs of domestication of Hong Kong branchnote (vi)	D2	-	(5)	(35)
Profit before tax attributable to shareholders		3,148	2,614	1,635

Basic earnings per share (in pence)	B6	2015	2014	2013
Based on operating profit based on longer-term investment returns		125.8p	96.6p	90.9p
Based on profit for the year		101.0p	86.9p	52.8p
*	In order to show the UK long-term business on a comparable basis, the 2014 and 2013 comparative results exclude the contribution from the sold PruHealth and PruProtect businesses.

Notes

(i)	The Group’s UK insurance operations transferred its general insurance business to Churchill in 2002. General insurance commission represents the commission receivable net of expenses for Prudential-branded general insurance products as part of this arrangement, which terminates at the end of 2016.
(ii)	Corporate expenditure as shown above is for Group Head Office and Asia Regional Head Office.

(iii)	Restructuring costs are incurred in the UK and represent one-off business development expenses.
(iv)	Amortisation of acquisition accounting adjustments principally relate to the acquired REALIC business of Jackson.
(v)	In November 2014, PAC completed the sale of its 25 per cent equity stake in the PruHealth and PruProtect businesses to Discovery Group Europe Limited.
(vi)	On 1 January 2014, the Hong Kong branch of the Prudential Assurance Company Limited was transferred to separate subsidiaries established in Hong Kong.

B1.2	Short-term fluctuations in investment returns on shareholder-backed business

	2015 £m	2014 £m	2013 £m
Insurance operations:
Asianote (i)	(119)	178	(204)
USnote (ii)	(424)	(1,103)	(625)
UKnote (iii)	(120)	464	(254)
Other operationsnote (iv)	(74)	(113)	(27)
Total	(737)	(574)	(1,110)

Notes

(i)	Asia insurance operations
In Asia, the negative short-term fluctuations of £(119) million (2014: positive £178 million; 2013: negative £(204) million) primarily reflect net unrealised movements on bond holdings following rises in bond yields across the region during the year.
(ii)	US insurance operations
The short-term fluctuations in investment returns for US insurance operations are reported net of related credit for amortisation of deferred acquisition costs, of £93 million as shown in note C5.1(b) (2014: £653 million; 2013: £228 million) and comprise amounts in respect of the following items:

	2015 £m	2014 £m	2013 £m
Net equity hedge resultnote (a)	(504)	(1,574)	(255)
Other than equity-related derivativesnote (b)	29	391	(531)
Debt securitiesnote (c)	1	47	42
Equity-type investments: actual less longer-term return	19	16	89
Other items	31	17	30
Total	(424)	(1,103)	(625)

Notes

(a)	Net equity hedge result

The purpose of the inclusion of this item in short-term fluctuations in investment returns is to segregate the amount included in pre-tax profit that relates to the accounting effect of market movements on both the measured value of guarantees in Jackson’s variable annuity and fixed index annuity products and on the related derivatives used to manage the exposures inherent in these guarantees. As the Group applies US GAAP for the measured value of the product guarantees this item also includes asymmetric impacts where the measurement bases of the liabilities and associated derivatives used to manage the Jackson annuity business differ as described below.

The result comprises the net effect of:

•	The accounting value movements on the variable and fixed index annuity guarantee liabilities;
•	Adjustments in respect of fee assessments and claim payments;
•	Fair value movements on free standing equity derivatives; and
•	Related changes to DAC amortisation in accordance with the policy that DAC is amortised in line with emergence of margins.

Movements in the accounting values of the variable annuity guarantee liabilities include those for:

•	The Guaranteed Minimum Death Benefit (GMDB), and the ‘for life’ portion of Guaranteed Minimum Withdrawal Benefit (GMWB) guarantees which are valued under the US GAAP insurance measurement basis applied for IFRS in a way that is substantially less sensitive to the effect of equity market and interest rate changes. These represent the majority of the guarantees offered by Jackson; and
•	The ‘not for life’ portion of GMWB embedded derivative liabilities which are required to be fair valued. Fair value movements on these liabilities include the effects of changes to levels of equity markets, implied volatility and interest rates.

The free-standing equity derivatives are held to manage equity exposures of the variable annuity guarantees and fixed index annuity embedded options.

The net equity hedge result therefore includes significant accounting mismatches and other factors that detract from the presentation of an economic result. These other factors include:

•	The variable annuity guarantees and fixed index annuity embedded options being only partially fair valued under ‘grandfathered’ GAAP;
•	The interest rate exposure being managed through the other than equity-related derivative programme explained in note (b) below; and
•	Jackson’s management of its economic exposures for a number of other factors that are treated differently in the accounting frameworks such as future fees and assumed volatility levels.

(b)	Other than equity-related derivatives

The fluctuations for this item comprise the net effect of:

•	Fair value movements on free standing, other than equity-related derivatives;
•	Accounting effects of the Guaranteed Minimum Income Benefit (GMIB) reinsurance; and
•	Related amortisation of DAC.

The free-standing, other than equity-related derivatives, are held to manage interest rate exposures and durations within the general account and the variable annuity guarantees and fixed index annuity embedded options described in note (a) above.

The direct Guaranteed Minimum Income Benefit (GMIB) liability is valued using the US GAAP measurement basis applied for IFRS reporting in a way that substantially does not recognise the effects of market movements. Reinsurance arrangements are in place so as to essentially fully insulate Jackson from the GMIB exposure. Notwithstanding that the liability is essentially fully reinsured, as the reinsurance asset is net settled, it is deemed a derivative under IAS 39 which requires fair valuation.

The fluctuations for this item therefore include significant accounting mismatches caused by:

•	The fair value movements booked in the income statement on the derivative programme being in respect of the management of interest rate exposures of the variable and fixed index annuity business, as well as the fixed annuity business guarantees and durations within the general account;
•	Fair value movements on Jackson’s debt securities of the general account which are recorded in other comprehensive income rather than the income statement; and
•	The mixed measurement model that applies for the GMIB and its reinsurance.

(c)	Short-term fluctuations related to debt securities

	2015 £m	2014 £m	2013 £m
Short-term fluctuations relating to debt securities
(Charges) credits in the year:
Losses on sales of impaired and deteriorating bonds	(54)	(5)	(5)
Bond write downs	(37)	(4)	(8)
Recoveries / reversals	18	19	10
Total (charges) credits in the year	(73)	10	(3)
Less: Risk margin allowance deducted from operating profit based on longer-term investment returnsnote	83	78	85
	10	88	82
Interest-related realised gains:
Arising in the year	102	63	64
Less: Amortisation of gains and losses arising in current and prior years to operating profit based on longer-term investment returns	(108)	(87)	(89)
	(6)	(24)	(25)
Related amortisation of deferred acquisition costs	(3)	(17)	(15)
Total short-term fluctuations related to debt securities	1	47	42

Note

The debt securities of Jackson are held in the general account of the business. Realised gains and losses are recorded in the income statement with normalised returns included in operating profit with variations from year to year included in the short-term fluctuations category. The risk margin reserve charge for longer-term credit-related losses included in operating profit based on longer-term investment returns of Jackson for 2015 is based on an average annual risk margin reserve of 23 basis points (2014:

24 basis points; 2013: 25 basis points) on average book values of US$54.6 billion (2014: US$54.5 billion; 2013: US$54.4 billion) as shown below:

	2015				2014				2013
Moody’s rating category (or equivalent under NAIC ratings of mortgage-backed securities)	Average book value	RMR	Annual expected loss		Average book value	RMR	Annual expected loss		Average book value	RMR	Annual expected loss
	US$m	%	US$m	£m	US$m	%	US$m	£m	US$m	%	US$m	£m

A3 or higher	28,185	0.13	(37)	(24)	27,912	0.12	(34)	(21)	27,557	0.11	(32)	(20)
Baa1, 2 or 3	24,768	0.25	(62)	(40)	24,714	0.25	(62)	(38)	24,430	0.25	(62)	(40)
Ba1, 2 or 3	1,257	1.17	(15)	(10)	1,390	1.23	(17)	(10)	1,521	1.18	(18)	(11)
B1, 2 or 3	388	3.08	(12)	(8)	385	3.04	(12)	(7)	530	2.80	(15)	(9)
Below B3	35	3.70	(1)	(1)	92	3.70	(4)	(2)	317	2.32	(7)	(5)
Total	54,633	0.23	(127)	(83)	54,493	0.24	(129)	(78)	54,355	0.25	(134)	(85)

Related amortisation of deferred acquisition costs (see below)			24	16			25	15			25	16

Risk margin reserve charge to operating profit for longer-term credit related losses			(103)	(67)			(104)	(63)			(109)	(69)

Consistent with the basis of measurement of insurance assets and liabilities for Jackson’s IFRS results, the charges and credits to operating profits based on longer-term investment returns are partially offset by related amortisation of deferred acquisition costs.

In addition to the accounting for realised gains and losses described above for Jackson general account debt securities, included within the statement of other comprehensive income is a pre-tax charge for unrealised losses on debt securities classified as available-for-sale net of related change in amortisation of deferred acquisition costs of £(968) million (2014: net unrealised gains of £869 million; 2013: net unrealised losses £(1,591) million). Temporary market value movements do not reflect defaults or impairments. Additional details of the movement in the value of the Jackson portfolio are included in note C3.3(b).

(iii)	UK insurance operations

The negative short-term fluctuations in investment returns for UK insurance operations of £(120) million (2014: positive £464 million; 2013: negative £(254) million) include net unrealised movements on fixed income assets supporting the capital of the shareholder-backed annuity business, reflecting the rise in bond yields since the end of 2014.

(iv)	Other

The negative short-term fluctuations in investment returns for other operations of £(74) million (2014: negative £(113) million; 2013: negative £(27) million) include unrealised value movements on investments and foreign exchange items.

(v)	Default losses

The Group did not experience any default losses on its shareholder-backed debt securities portfolio in 2015, 2014 or 2013.

B1.3	Determining operating segments and performance measure of operating segments

Operating segments

The Group’s operating segments, determined in accordance with IFRS 8 ‘Operating Segments’, are as follows:

Insurance operations:	Asset management operations:
• Asia	• Eastspring Investments
• US (Jackson)	• US broker-dealer and asset management
• UK	• M&G • Prudential Capital

The Group’s operating segments are also its reportable segments for the purposes of internal management reporting. Prior to 2015, the Group incorporated Prudential Capital into the M&G operating segment for the purposes of segment reporting. To better reflect the economic characteristics of the two businesses, the Group has in 2015 made a change to present Prudential Capital as a separate reportable segment rather than aggregating this segment within M&G.

Performance measure

The performance measure of operating segments utilised by the Company is IFRS operating profit attributable to shareholders based on longer-term investment returns, as described below. This measurement basis distinguishes operating profit based on long-term investment returns from other constituents of the total profit as follows:

•	Short-term fluctuations in investment returns on shareholder-backed business*;
•	Gain on the sale of the Group’s stake in the PruHealth and PruProtect businesses in 2014;
•	Amortisation of acquisition accounting adjustments arising on the purchase of business. This comprises principally the charge for the adjustments arising on the purchase of REALIC in 2012;
•	The recycling of the cumulative exchange translation loss on the sold Japan life business from other comprehensive income to the income statement in 2015. See note D1 for further details;
•	The costs associated with the domestication of the Hong Kong branch which became effective on 1 January 2014; and
•	Loss in 2013 attaching to the held for sale Japan life business. See note D1 for further details.

Segment results that are reported to the Group Executive Committee include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are mainly in relation to the Group Head Office and the Asia Regional Head Office.

*	Including the impact of short-term market effects on the carrying value of Jackson’s guarantee liabilities and related derivatives as explained below.

Determination of operating profit based on longer-term investment returns for investment and liability movements:

(a)	General principles
(i)	UK style with-profits business

The operating profit based on longer-term returns reflects the statutory transfer gross of attributable tax. Value movements in the underlying assets of the with-profits funds do not affect directly the determination of operating profit.

(ii)	Unit-linked business

The policyholder unit liabilities are directly reflective of the underlying asset value movements. Accordingly, the operating results based on longer-term investment returns reflect the current period value movements in both the unit liabilities and the backing assets.

(iii)	US variable annuity and fixed index annuity business

This business has guarantee liabilities which are measured on a combination of fair value and other US GAAP derived principles. These liabilities are subject to an extensive derivative programme to manage equity and, with those of the general account, interest rate exposures. The principles for determination of the operating profit and short-term fluctuations are necessarily bespoke, as discussed in section (c) below.

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

However, some types of business movements in liabilities do require bifurcation to ensure that at the net level (ie after allocated investment return and charge for policyholder benefits) the operating result reflects longer-term market returns.

Examples of where such bifurcation is necessary are in Hong Kong and for UK shareholder-backed annuity business, as explained in sections b(i) and d(i), respectively.

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

At 31 December 2015, the level of unamortised interest-related realised gains and losses related to previously sold bonds for the Group was a net gain of £567 million (2014: £467 million; 2013: £461 million).

Equity-type securities

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

Equity-type securities

For Asia insurance operations, investments in equity securities held for non-linked shareholder-financed operations amounted to £840 million as at 31 December 2015 (2014: £932 million; 2013: £571 million). The rates of return applied in the years 2015, 2014 and 2013 ranged from 2.73 per cent to 13.75 per cent with the rates applied varying by territory. These rates are determined after consideration by the Group’s in-house economists of long-term expected real government bond returns, equity risk premium and long-term inflation. These rates are broadly stable from period to period but may be different between countries reflecting, for example, differing expectations of inflation in each territory. The assumptions are for returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations.

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

(ii) US variable and fixed index annuity business

The following value movements for Jackson’s variable and fixed index annuity business are excluded from operating profit based on longer-term investment returns. See note B1.2 note (ii):

•	Fair value movements for equity-based derivatives;
•	Fair value movements for embedded derivatives for the ‘not for life’ portion of Guaranteed Minimum Withdrawal Benefit and fixed index annuity business, and Guaranteed Minimum Income Benefit reinsurance (see below);
•	Movements in the accounts carrying value of Guaranteed Minimum Death Benefit and the ‘for life’ portion of Guaranteed Minimum Withdrawal Benefits and Guaranteed Minimum Income Benefit liabilities, for which, under the ‘grandfathered’ US GAAP applied under IFRS for Jackson’s insurance assets and liabilities, the measurement basis gives rise to a muted impact of current period market movements;
•	A portion of the fee assessments as well as claim payments, in respect of guarantee liabilities; and
•	Related amortisation of deferred acquisition costs for each of the above items.

Embedded derivatives for variable annuity guarantee minimum income benefit

The Guaranteed Minimum Income Benefit liability, which is essentially fully reinsured, subject to a deductible and annual claim limits, is accounted for in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Subtopic 944-80 Financial Services – Insurance – Separate Accounts (formerly SOP 03-1) under IFRS using ‘grandfathered’ US GAAP. As the corresponding reinsurance asset is net settled, it is considered to be a derivative under IAS 39, ‘Financial Instruments: Recognition and Measurement’, and the asset is therefore recognised at fair value. As the Guaranteed Minimum Income Benefit is economically reinsured, the mark to market element of the reinsurance asset is included as a component of short-term fluctuations in investment returns.

(iii) Other derivative value movements

The principal example of non-equity based derivatives (for example, interest rate swaps and swaptions) whose value movements are excluded from operating profit, arises in Jackson. Non-equity based derivatives are primarily held by Jackson as part of a broadly-based hedging programme for features of Jackson’s bond portfolio (for which value movements are booked in the statement of comprehensive income rather than the income statement), product liabilities (for which US GAAP accounting as ‘grandfathered’ under IFRS 4 does not fully reflect the economic features being hedged), and the interest rate exposure attaching to equity-based embedded derivatives.

(iv)	Other US shareholder-financed business

Debt securities

Jackson is the shareholder-backed operation for which the distinction between impairment losses and interest-related realised gains and losses is in practice relevant to a significant extent. Jackson has used the ratings by

Nationally Recognised Statistical Ratings Organisations (NRSRO) or ratings resulting from the regulatory ratings detail issued by the National Association of Insurance Commissioners (NAIC) developed by external third parties such as BlackRock Solutions to determine the average annual risk margin reserve to apply to debt securities held to back general account business. Debt securities held to back separate account and reinsurance funds withheld are not subject to risk margin reserve charge. Further details of the risk margin reserve charge, as well as the amortisation of interest-related realised gains and losses, for Jackson are shown in note B1.2.

Equity-type securities

As at 31 December 2015, the equity-type securities for US insurance non-separate account operations amounted to £1,004 million (2014: £1,094 million; 2013: £1,118 million). For these operations, the longer-term rates of return for income and capital applied in the years indicated, which reflect the combination of the average risk-free rates over the year and appropriate risk premiums are as follows:

	2015	2014	2013

Equity-type securities such as common and preferred stock and portfolio holdings in mutual funds	5.7% to 6.4%	6.2% to 6.7%	5.7% to 6.8%
Other equity-type securities such as investments in limited partnerships and private equity funds	7.7% to 8.4%	8.2% to 8.7%	7.7% to 9.0%

(d)	UK Insurance operations
(i)	Shareholder-backed annuity business

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

B1.4	Segmental income statement

	2015 £m
	Insurance operations			Asset management
	Asia	US	UK	M&G	Prudential Capital	US	Eastspring Investments	Total segment	Unallocated to a segment (central operations)	Group total
									note (iii)
Gross premiums earned	10,814	16,887	8,962	-	-	-	-	36,663	-	36,663
Outward reinsurance premiums	(364)	(320)	(473)	-	-	-	-	(1,157)	-	(1,157)
Earned premiums, net of reinsurance	10,450	16,567	8,489	-		-	-	35,506	-	35,506
Investment returnnote (ii)	(299)	(782)	4,372	10	35	(7)	3	3,332	(28)	3,304
Other income	64	-	374	1,227	19	850	349	2,883	(388)	2,495
Total revenue, net of reinsurance	10,215	15,785	13,235	1,237	54	843	352	41,721	(416)	41,305
Benefits and claims	(6,580)	(13,345)	(10,610)	-	-	-	-	(30,535)	(12)	(30,547)
Outward reinsurers’ share of benefits and claims	367	316	694	-	-	-	-	1,377	12	1,389
Movement in unallocated surplus of with-profits funds	(330)	-	(168)	-	-	-	-	(498)	-	(498)
Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	(6,543)	(13,029)	(10,084)	-	-	-	-	(29,656)	-	(29,656)
Acquisition costs and other operating expenditureB3	(2,651)	(1,544)	(2,025)	(810)	(82)	(832)	(278)	(8,222)	14	(8,208)
Finance costs: interest on core structural borrowings of shareholder-financed operations	-	(13)	-	-	(17)	-	-	(30)	(282)	(312)
Disposal of Japan Life business:
Cumulative loss exchange loss recycled from other comprehensive income	(46)	-	-	-	-	-	-	(46)	-	(46)
Total charges, net of reinsurance	(9,240)	(14,586)	(12,109)	(810)	(99)	(832)	(278)	(37,954)	(268)	(38,222)
Share of profit from joint ventures and associates, net of related tax	130	-	53	14	-	-	41	238	-	238
Profit (loss) before tax (being tax attributable to shareholders’ and policyholders’ returns)note (i)	1,105	1,199	1,179	441	(45)	11	115	4,005	(684)	3,321
Tax charge attributable to policyholders’ returns	(69)	-	(104)	-	-	-	-	(173)	-	(173)
Profit (loss) before tax attributable to shareholders	1,036	1,199	1,075	441	(45)	11	115	3,832	(684)	3,148

The segmental analysis of profit (loss) before tax attributable to shareholders as represented in note B1.1 is analysed below:

	2015 £m
	Insurance operations			Asset management
	Asia	US	UK	M&G	Prudential Capital	US	Eastspring Investments	Total segment	Unallocated to a segment (central operations)	Group total
Operating profit (loss) based on longer-term investment returns	1,209	1,691	1,195	442	19	11	115	4,682	(675)	4,007
Short-term fluctuations in investment returns on shareholder-backed business	(119)	(424)	(120)	(1)	(64)	-	-	(728)	(9)	(737)
Amortisation of acquisition accounting adjustments	(8)	(68)	-	-	-	-	-	(76)	-	(76)
Cumulative exchange loss on the sold Japan Life business	(46)	-	-	-	-	-	-	(46)	-	(46)
Profit (loss) before tax attributable to shareholders	1,036	1,199	1,075	441	(45)	11	115	3,832	(684)	3,148

	2014 £m
	Insurance operations			Asset management
	Asia	US	UK	M&G	Prudential Capital	US	Eastspring Investments	Total segment	Unallocated to a segment (central operations)	Group total
									note (iii)
Gross premiums earned	11,193	15,654	7,358	-	-	-	-	34,205	(1,373)	32,832
Outward reinsurance premiums	(311)	(265)	(1,596)	-	-	-	-	(2,172)	1,373	(799)
Earned premiums, net of reinsurance	10,882	15,389	5,762	-	-	-	-	32,033	-	32,033
Investment returnnote (ii)	3,888	5,438	16,447	5	99	(2)	3	25,878	(91)	25,787
Other income	49	(2)	240	1,279	12	808	307	2,693	(387)	2,306
Total revenue, net of reinsurance	14,819	20,825	22,449	1,284	111	806	310	60,604	(478)	60,126
Benefits and claims	(11,521)	(19,788)	(20,880)	-	-	-	-	(52,189)	1,453	(50,736)
Outward reinsurers’ share of benefits and claims	254	27	1,803	-	-	-	-	2,084	(1,453)	631
Movement in unallocated surplus of with-profits funds	20	-	(84)	-	-	-	-	(64)	-	(64)
Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	(11,247)	(19,761)	(19,161)	-	-	-	-	(50,169)	-	(50,169)
Acquisition costs and other operating expenditureB3	(2,367)	(795)	(1,660)	(843)	(77)	(794)	(249)	(6,785)	33	(6,752)
Finance costs: interest on core structural borrowings of shareholder-financed operations	-	(12)	-	-	(17)	-	-	(29)	(312)	(341)
Remeasurement of carrying value of Japan Life business classified as held for sale	(13)	-	-	-	-	-	-	(13)	-	(13)
Total charges, net of reinsurance	(13,627)	(20,568)	(20,821)	(843)	(94)	(794)	(249)	(56,996)	(279)	(57,275)
Share of profit from joint ventures and associates, net of related tax	133	-	128	13	-	-	29	303	-	303
Profit (loss) before tax (being tax attributable to shareholders’ and policyholders’ returns)note (i)	1,325	257	1,756	454	17	12	90	3,911	(757)	3,154
Tax charge attributable to policyholders’ returns	(105)	-	(435)	-	-	-	-	(540)	-	(540)
Profit (loss) before tax attributable to shareholders	1,220	257	1,321	454	17	12	90	3,371	(757)	2,614

The segmental analysis of profit (loss) before tax attributable to shareholders as represented in note B1.1 is analysed below:

	2014 £m
	Insurance operations			Asset management
	Asia	US	UK*	M&G	Prudential Capital	US	Eastspring Investments	Total segment	Unallocated to a segment (central operations)	Group total
Operating profit based on longer-term investment returns	1,050	1,431	776	446	42	12	90	3,847	(661)	3,186
Short-term fluctuations in investment returns on shareholder-backed business	178	(1,103)	464	8	(25)	-	-	(478)	(96)	(574)
Amortisation of acquisition accounting adjustments	(8)	(71)	-	-	-	-	-	(79)	-	(79)
Gain on sale of PruHealth and PruProtect	-	-	86	-	-	-	-	86	-	86
Costs of domestication of Hong Kong branch	-	-	(5)	-	-	-	-	(5)	-	(5)
Profit (loss) before tax attributable to shareholders	1,220	257	1,321	454	17	12	90	3,371	(757)	2,614

	2013 £m
	Insurance operations			Asset management(note B2)
	Asia	US	UK	M&G	Prudential Capital	US	Eastspring Investments	Total segment	Unallocated to a segment (central operations)	Group total
Gross premiums earned	9,061	15,661	5,780	-	-	-	-	30,502	-	30,502
Outward reinsurance premiums	(190)	(278)	(190)	-	-	-	-	(658)		(658)
Earned premiums, net of reinsurance	8,871	15,383	5,590	-	-	-	-	29,844	-	29,844
Investment returnnote (ii)	895	10,003	9,372	5	138	11	(1)	20,423	(76)	20,347
Other income	48	(2)	226	1,159	6	855	245	2,537	(353)	2,184
Total revenue, net of reinsurance	9,814	25,384	15,188	1,164	144	866	244	52,804	(429)	52,375
Benefits and claims	(6,825)	(24,206)	(11,196)	-	-	-	-	(42,227)	-	(42,227)
Outward reinsurers’ share of benefits and claims	150	500	(28)	-	-	-	-	622	-	622
Movement in unallocated surplus of with-profits fundsnote (iv)	(255)	-	(1,294)	-	-	-	-	(1,549)	-	(1,549)
Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	(6,930)	(23,706)	(12,518)	-	-	-	-	(43,154)	-	(43,154)
Acquisition costs and other operating expenditureB3	(2,015)	(1,112)	(1,950)	(782)	(58)	(807)	(193)	(6,917)	56	(6,861)
Finance costs: interest on core structural borrowings of shareholder-financed operations	-	(13)	-	-	(17)	-	-	(30)	(275)	(305)
Japan life business classified as held for sale	(120)	-	-	-		-	-	(120)	-	(120)
Total charges, net of reinsurance	(9,065)	(24,831)	(14,468)	(782)	(75)	(807)	(193)	(50,221)	(219)	(50,440)
Share of profit from joint ventures and associates, net of related tax	29	-	83	12	-	-	23	147	-	147
Profit (loss) before tax (being tax attributable to shareholders’ and policyholders’ returns)note (i)	778	553	803	394	69	59	74	2,730	(648)	2,082
Tax charge attributable to policyholders’ returns	(90)	-	(357)	-	-	-	-	(447)	-	(447)
Profit (loss) before tax attributable to shareholders	688	553	446	394	69	59	74	2,283	(648)	1,635

The segmental analysis of profit (loss) before tax attributable to shareholders as represented in note B1.1 is analysed below:

	2013 £m
	Insurance operations			Asset management
	Asia	US	UK*	M&G	Prudential Capital	US	Eastspring Investments	Total segment	Unallocated to a segment (central operations)	Group total
Operating profit based on longer-term investment returns	1,001	1,243	735	395	46	59	74	3,553	(599)	2,954
Short-term fluctuations in investment returns on shareholder-backed business	(204)	(625)	(254)	(1)	23	-	-	(1,061)	(49)	(1,110)
Amortisation of acquisition accounting adjustments	(7)	(65)	-	-		-	-	(72)	-	(72)
Loss attaching to held for sale Japan life business	(102)	-	-	-		-	-	(102)	-	(102)
Costs of domestication of Hong Kong branch	-	-	(35)	-		-	-	(35)	-	(35)
Profit (loss) before tax attributable to shareholders	688	553	446	394	69	59	74	2,283	(648)	1,635
*	Includes the results of the sold PruHealth and PruProtect businesses.

Notes

(i)	This measure is the formal profit (loss) before tax measure under IFRS but is not the result attributable to shareholders.
(ii)	Investment return principally comprises:
•	Interest and dividends;
•	Realised and unrealised gains and losses on securities and derivatives classified as fair value through profit and loss under IAS 39; and
•	Realised gains and losses, including impairment losses, on securities classified as available-for-sale under IAS 39.
(iii)	In addition to the results of the central operations, unallocated to a segment includes intra-group eliminations. This column includes the elimination of the intra-group reinsurance contract between the UK with-profits and Asia with-profits operations.
(iv)	The 2013 movement in unallocated surplus of with-profits funds for Asia above included movement relating to the then Hong Kong branch of PAC. For the purpose of the presentation of unallocated surplus of with-profits funds within the statement of financial position, the Hong Kong branch balance (prior to its domestication in 2014) was shown within the unallocated surplus of the PAC with-profits sub-fund.

B1.5	Revenue

	2015 £m	2014 £m	2013 £m
Long-term business premiums
Insurance contract premiums	33,618	29,973	28,339
Investment contracts with discretionary participation feature premiums	2,839	2,637	1,877
Inwards reinsurance premiums	206	222	286
Less: reinsurance premiums ceded	(1,157)	(799)	(658)
Earned premiums, net of reinsurancenote (iv)	35,506	32,033	29,844
Investment return
Realised and unrealised (losses) and gains on securities at fair value through profit or loss	(4,572)	16,532	12,879
Realised and unrealised (losses) and gains on derivatives at fair value through profit or loss	(1,701)	142	(1,724)
Realised gains on available-for-sale securities, previously recognised in other comprehensive income*	49	84	64
Realised losses on loans	(50)	(61)	11
Interestnotes (i),(ii)	7,018	6,802	6,771
Dividends	1,791	1,559	1,740
Other investment return	769	729	606
Investment return	3,304	25,787	20,347
Fee income from investment contract business and asset managementnotes (iii),(iv)	2,495	2,306	2,184
Total revenue	41,305	60,126	52,375
*	Including impairment.

Notes

(i)	The segmental analysis of interest income is as follows:

	£m
	Insurance operations			Asset management operations				Unallocated to a segment (central operations)	Total
	Asia	US	UK	M&G	Prudential Capital	US	Eastspring Investments
2015	743	1,921	4,240	18	107	-	2	(13)	7,018

2014	777	1,857	4,053	-	101	-	2	12	6,802

2013	562	1,981	4,178	4	108	1	1	(64)	6,771

(ii)	Interest income includes £3 million (2014: £3 million; 2013: £5 million) accrued in respect of impaired securities.
(iii)	Fee income includes £19 million (2014: £23 million; 2013: £44 million) relating to financial instruments that are not held at fair value through profit or loss. These fees primarily related to prepayment fees, late fees and syndication fees.
(iv)	The following table provides additional segmental analysis of revenue from external customers:

	2015 £m
	Asia	US	UK	Intra-group	Total
Revenue from external customers:
Insurance operations	10,514	16,567	8,863	-	35,944
Asset management	349	850	1,246	(487)	1,958
Unallocated corporate	-	-	99	-	99
Intra-group revenue*	(178)	(90)	(219)	487	-
Total revenue from external customers	10,685	17,327	9,989	-	38,001
* Eliminated on consolidation

	2014 £m
	Asia	US	UK	Intra-group	Total
Revenue from external customers:
Insurance operations	9,558	15,387	7,375	-	32,320
Asset management	307	808	1,291	(449)	1,957
Unallocated corporate	-	-	62	-	62
Intra-group revenue	(146)	(84)	(219)	449	-
Total revenue from external customers	9,719	16,111	8,509	-	34,339

	2013 £m
	Asia	US	UK	Intra-group	Total
Revenue from external customers:
Insurance operations	8,919	15,381	5,816	-	30,116
Asset management	245	855	1,165	(379)	1,886
Unallocated corporate	-	-	26	-	26
Intra-group revenue	(98)	(86)	(195)	379	-
Total revenue from external customers	9,066	16,150	6,812	-	32,028

Revenue from external customers comprises:

	2015 £m	2014 £m	2013 £m
Earned premiums, net of reinsurance	35,506	32,033	29,844
Fee income from investment contract business and asset management (presented as ‘Other income’)	2,495	2,306	2,184
Total revenue from external customers	38,001	34,339	32,028

The asset management operations, M&G, Prudential Capital, Eastspring Investments and US asset management provide services to the Group insurance operations. Intragroup fees included within asset management revenue were earned by the following asset management segments:

	2015 £m	2014 £m	2013 £m
Intra-group revenue generated by:
M&G	194	208	195
PruCap	25	11
US broker-dealer and asset management	90	84	98
Eastspring Investments	178	146	86
Total intra-group fees included within asset management segment	487	449	379
Revenue from external customers of Asia, US and UK insurance operations shown above are net of outwards reinsurance premiums of £364 million, £320 million, and £473 million respectively (2014: £311 million, £265 million and £223 million respectively; 2013: £190 million, £278 million, and £190 million respectively). In Asia, revenue from external customers from no individual country exceeds 10 per cent of the Group total. The largest country is Hong Kong with a total revenue from external customers of £3,836 million (2014: Hong Kong £2,554 million; 2013: Hong Kong £2,243 million).

Due to the nature of the business of the Group, there is no reliance on any major customers.

B2	Profit before tax – asset management operations

The profit included in the income statement in respect of asset management operations for the year is as follows:

	2015 £m					2014 £m	2013 £m
	M&G	Prudential Capital	US	Eastspring Investments	Total	Total	Total
Revenue (excluding NPH broker-dealer fees)	1,237	54	321	352	1,964	2,008	1,914
NPH broker-dealer feesnote (i)	-	-	522	-	522	503	504
Gross revenue	1,237	54	843	352	2,486	2,511	2,418
Charges (excluding NPH broker-dealer fees)	(810)	(99)	(310)	(278)	(1,497)	(1,477)	(1,353)
NPH broker-dealer feesnote (i)	-	-	(522)	-	(522)	(503)	(504)
Gross charges	(810)	(99)	(832)	(278)	(2,019)	(1,980)	(1,857)
Share of profit from joint ventures and associates, net of related tax	14	-	-	41	55	42	35
Profit before tax	441	(45)	11	115	522	573	596
Comprising:
Operating profit based on longer-term investment returnsnote (ii)	442	19	11	115	587	590	574
Short-term fluctuations in investment returns	(1)	(64)	-	-	(65)	(17)	22
Profit before tax	441	(45)	11	115	522	573	596

Notes

(i)	The segment revenue of the Group’s asset management operations includes:
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
(ii)	M&G operating profit based on longer-term investment returns:

	2015 £m	2014 £m	2013 £m
Asset management fee income	934	953	859
Other income	5	1	4
Staff costs	(293)	(351)	(339)
Other costs	(240)	(203)	(166)
Underlying profit before performance-related fees	406	400	358
Share of associate results	14	13	12
Performance-related fees	22	33	25
Total M&G operating profit based on longer-term investment returns	442	446	395

The revenue for M&G of £961 million (2014: £987 million; 2013: £888 million), comprising the amounts for asset management fee income, other income and performance-related fees shown above, is different to the amount of £1,237 million shown in the main table of this note. This is because the £961 million (2014: £987 million; 2013: £888 million) is after deducting commissions which would have been included as charges in the main table. The difference in the presentation of commission is aligned with how management reviews the business.

B3	Acquisition costs and other expenditure

	2015 £m	2014 £m	2013 £m
Acquisition costs incurred for insurance policies	(3,275)	(2,668)	(2,553)
Acquisition costs deferred less amortisation of acquisition costs	431	916	566
Administration costs and other expenditure	(4,746)	(4,486)	(4,303)
Movements in amounts attributable to external unit holders of consolidated investment funds	(618)	(514)	(571)
Total acquisition costs and other expenditure	(8,208)	(6,752)	(6,861)

Total acquisition costs and other expenditure includes:

(a)	Total depreciation and amortisation expense of £(755) million (2014: £(159) million; 2013: £(510) million) relates primarily to amortisation of deferred acquisition costs of insurance contracts and asset management contracts. The segmental analysis of total depreciation and amortisation expense is analysed below.

(b)	The charge for non-deferred acquisition costs and the amortisation of those costs that are deferred, was £(2,845) million (2014: £(1,752) million; 2013: £(1,987) million).These amounts comprise £(2,818) million and £(27) million for insurance and investment contracts respectively (2014: £(1,714) million and £(38) million; 2013: £(1,953) million and £(34) million respectively).
(c)	Interest expense, excluding interest on core structural borrowings of shareholder-financed operations, amounted to £(147) million (2014: £(128) million; 2013: £(120) million) and is included as part of administrative costs and other expenditure. The segmental interest expense is analysed below.
(d)	Finance costs which are represented by interest on core structural borrowings of £(312) million (2014: £(341)million; 2013 £(305) million) comprises £(282) million (2014: £(312) million; 2013: £(275) million) interest on core debt of the parent company, £(13) million (2014: £(12) million; 2013: £(13) million) of interest on the surplus notes of US insurance operations, and £(17) million (2014: £(17) million; 2013: £(17) million) on Prudential Capital’s bank loan.
(e)	Movements in amounts attributable to external unit holders are in respect of those OEICS and unit trusts which are required to be consolidated and comprises a charge of £(599) million (2014: £(258) million; 2013: £(583) million) for UK insurance operations and a charge of £(19) million (2014: £(256) million; 2013: a credit of £12 million) for Asia insurance operations.
(f)	Analysis of depreciation and amortisation expense, and interest expense:

£m
									Unallo- cated to a segment (central operations)	Total
	Insurance operations			Asset management operations
	Asia	US	UK	M&G	Prudential Capital	US	Eastspring Investments	Total segment
Depreciation and amortisation expense
2015	(175)	(453)	(93)	(8)	-	(3)	(2)	(734)	(21)	(755)
2014	(206)	140	(64)	(10)	-	(2)	(2)	(144)	(15)	(159)
2013	(221)	(198)	(68)	(7)	-	(1)	(3)	(498)	(12)	(510)

Interest expense
2015	-	(19)	(93)	-	(22)	-	-	(134)	(13)	(147)
2014	-	(13)	(81)	-	(26)	-	-	(120)	(8)	(128)
2013	-	(11)	(70)	-	(27)	-	-	(108)	(12)	(120)

(g)	There were no fee expenses relating to financial liabilities held at amortised cost included in acquisition costs in 2015, 2014 and 2013.

B3.1	Staff and employment costs

The average number of staff employed by the Group during the year was:

	2015	2014	2013
Business operations:
Asia operations	15,030	13,957	12,239
US operations	4,562	4,494	4,414
UK operations	5,920	5,464	5,533
Total	25,512	23,915	22,186

The costs of employment were:

	2015 £m	2014 £m	2013 £m
Business operations:
Wages and salaries	1,370	1,323	1,272
Social security costs	101	100	94
Pension costs:
Defined benefit schemes*	(63)	66	145
Defined contribution schemes	67	54	51
Total	1,475	1,543	1,562
*	The (credit) charge incorporates the effect of actuarial gains and losses.

B3.2	Share-based payment

(a)	Description of the plans

The Group operates a number of share award and share option plans that provides Prudential plc shares to participants upon vesting. The plans which are in operation include Prudential Long-Term Incentive Plan (PLTIP), Annual Incentive Plan (AIP), Group Performance Share Plan (GPSP), Jackson Long-Term Incentive Plan (Jackson LTIP), savings-related share option schemes, share purchase plans and deferred bonus plans. Some of these plans are participated in by executive directors, the details of which are described in Item 6 “Directors, Senior Management and Employees Compensation”. In addition, the following information is provided.

Share scheme	Description
Prudential Corporation Asia Long-Term Incentive Plan (PCA LTIP)	The PCA LTIP provides eligible employees with conditional awards. Awards are discretionary and on a year-by-year basis determined by Prudential’s full year financial results and the employee’s contribution to the business. Awards vests after three years subject to the employee being in employment. Vesting of awards may also be subject to performance conditions. All awards are made in Prudential shares, or ADRs, except for countries where share awards are not feasible due to securities and/or tax reasons, where awards will be replaced by the cash value of the shares that would otherwise have been transferred.
Savings-related share option schemes	Employees and eligible agents in a number of geographies are eligible for plans similar to the HMRC-approved Save As You Earn (SAYE) share option scheme in the UK. Eligible employees participate in the international savings-related share option scheme while eligible agents based in certain regions of Asia can participate in the non-employee savings-related share option scheme.
Share purchase plans	Eligible employees outside the UK are invited to participate in arrangements similar to the Company’s HMRC-approved UK SIP, which allows the purchase of Prudential plc shares. Staff based in Ireland and Asia are eligible for the Share Participation Plan.
Deferred bonus plans	The Company operates a number of deferred bonus schemes including the Group Deferred Bonus Plan, the Prudential Corporation Asia Deferred Bonus Plan (PCA DBP), the Prudential Capital Deferred Bonus Plan (PruCap DBP) and other arrangements. There are no performance conditions attached to deferred share awards made under these arrangements.
Jackson Long-Term Incentive Plan	Eligible Jackson employees were previously granted share awards under a long-term incentive plan which rewarded the achievement of shareholder value targets. These awards were in the form of a contingent right to receive shares or a conditional allocation of shares. These share awards have vesting periods of four years and are at nil cost to the employee. Award holders do not have any right to dividends or voting rights attaching to the shares. The shares are held in the employee share trust in the form of American Depository Receipts which are tradable on the New York Stock Exchange. The final awards under this arrangement were made in 2012.

(b)	Outstanding options and awards

The following table shows movement in outstanding options and awards under the Group’s share-based compensation plans at 31 December 2015, 2014 and 2013:

	Options outstanding under SAYE schemes						Awards outstanding under incentive plans including conditional options
	2015		2014		2013		2015	2014	2013
	Number of options millions	Weighted average exercise price £	Number of options millions	Weighted average exercise price £	Number of options millions	Weighted average exercise price £	Number of awards millions
Beginning of year:	8.6	8.29	10.2	5.60	9.4	4.54	28.8	27.1	23.7
Granted	2.2	11.11	2.6	11.55	2.5	9.01	9.9	10.9	11.9
Exercised	(1.6)	5.72	(3.8)	3.55	(1.2)	4.57	(7.9)	(8.5)	(7.8)
Forfeited	(0.2)	8.14	(0.2)	6.77	(0.2)	5.14	(2.3)	(0.7)	(0.6)
Cancelled	(0.2)	10.15	(0.1)	7.66	(0.1)	6.16	-	-	-
Lapsed / Expired	-	7.47	(0.1)	5.60	(0.2)	3.92	(0.1)	-	(0.1)
End of year	8.8	9.44	8.6	8.29	10.2	5.60	28.4	28.8	27.1
Options immediately exercisable, end of year	1.1	5.71	0.5	4.65	0.5	4.50

The weighted average share price of Prudential plc for the year ended 31 December 2015 was £15.49 compared to £13.75 for the year ended 31 December 2014 and £11.14 for the year ended 31 December 2013.

The following table provides a summary of the range of exercise prices for Prudential plc options outstanding at 31 December.

	Outstanding									Exercisable
	Number outstanding (millions)			Weighted average remaining contractual life (years)			Weighted average exercise prices £			Number exercisable (millions)			Weighted average exercise prices £
	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013
Between £2 and £3	0.2	0.2	2.6	0.9	1.9	1.0	2.88	2.88	2.88	-	-	-	-	-	2.88
Between £4 and £5	0.8	1.4	2.9	0.9	1.4	1.7	4.64	4.64	4.63	0.4	0.5	0.5	4.61	4.65	4.59
Between £5 and £6	-	-	-	-	0.8	0.8	-	5.51	5.53	-	-	-	-	5.52	5.51
Between £6 and £7	1.0	2.1	2.3	0.9	1.6	2.6	6.29	6.29	6.29	0.7	-	-	6.29	-	-
Between £9 and £10	2.2	2.3	2.4	1.9	2.9	3.9	9.01	9.01	9.01	-	-	-	-	-	-
Between £11 and £12	4.6	2.6	-	3.6	4.2	-	11.34	11.55	-	-	-	-	-	-	-
	8.8	8.6	10.2	2.6	2.7	2.3	9.44	8.29	5.60	1.1	0.5	0.5	5.71	4.65	4.50

The years shown above for weighted average remaining contractual life include the time period from end of vesting period to expiration of contract.

(c)	Fair value of options and awards

The fair value amounts estimated on the date of grant relating to all options (including conditional nil cost options) and awards, were determined using the Black-Scholes and the Monte Carlo option-pricing models adopting the following assumptions:

	2015			2014			2013
	Prudential LTIP (TSR)	SAYE options	Other awards	Prudential LTIP/GPSP (TSR)	SAYE options	Other awards	GPSP	SAYE options	Other awards
Dividend yield (%)	-	2.35	-	-	2.40	-	-	2.73	-
Expected volatility (%)	21.48	22.73	-	21.91	20.77	-	23.64	24.27	-
Risk-free interest rate (%)	0.88	1.02	-	1.25	1.51	-	0.73	1.06	-
Expected option life (years)	-	3.79	-	-	3.77	-	-	3.46	-
Weighted average exercise price (£)	-	11.11	-	-	11.55	-	-	9.01	-
Weighted average share price (£)	16.67	13.52	-	13.18	14.02	-	11.80	11.85	-
Weighted average fair value (£)	7.97	2.95	16.28	6.07	3.00	12.84	7.38	2.57	11.06

Compensation costs for all share-based compensation plans are determined using the Black-Scholes model or Monte Carlo option-pricing model. The compensation costs for all awards and options are recognised in net income over the plans’ respective vesting periods. The Group uses the Black-Scholes model to value all options and awards other than the Prudential LTIP (TSR) for which the Group uses a Monte Carlo model in order to allow for the impact of the LTIP (TSR) performance conditions. These models are used to calculate fair values for share options and awards at the grant date based on the quoted market price of the stock at the measurement date, the amount, if any, that the employees are required to pay, the dividend yield, expected volatility, risk-free interest rates and exercise prices.

For all options and awards, the expected volatility is based on the market implied volatilities as quoted on Bloomberg. The Prudential specific at-the-money implied volatilities are adjusted to allow for the different terms and discounted exercise price on SAYE options by using information on the volatility surface of the FTSE 100.

Risk-free interest rates are taken from government bond spot rates with projections for two-year, three-year and five-year terms to match corresponding vesting periods. Dividend yield is determined as the average yield over a period of 12 months up to and including the date of grant. For the Prudential LTIP (TSR), volatility and correlation between Prudential and a basket of 18 competitor companies is required. For grants in 2015, the average volatility for the basket of competitors was 20.66 per cent. Correlations for the basket are calculated for each pairing from the log of daily TSR returns for the three years prior to the valuation date. Market implied volatilities are used for both Prudential and the components of the index. Changes to the subjective input assumptions could materially affect the fair value estimate.

(d)	Share-based payment expense charged to the income statement

Total expense recognised in the year in the consolidated financial statements relating to share-based compensation is as follows:

	2015 £m	2014 £m	2013 £m
Share-based compensation expense	111	99	83
Amount accounted for as equity-settled	110	93	63
Carrying value at 31 December of liabilities arising from share-based payment transactions	6	16	23
Intrinsic value of above liabilities for which rights had vested at 31 December	6	9	17

B3.3	Key management remuneration

Key management constitutes the directors of Prudential plc as they have authority and responsibility for planning, directing and controlling the activities of the Group.

Total key management remuneration is analysed in the following table:

	2015 £m	2014 £m	2013 £m
Salaries and short-term benefits	17.1	15.9	16.5
Post-employment benefits	1.1	1.0	1.0
Share-based payments	15.5	16.2	14.3
	33.7	33.1	31.8

The share-based payments charge comprises £10.4 million (2014: £11.0 million; 2013: £9.3 million), which is determined in accordance with IFRS 2, ‘Share-based Payment’ (see note B3.2) and £5.1 million (2014: £5.2 million; 2013: £5.0 million) of deferred share awards.

Total key management remuneration includes total directors’ remuneration of £42.7 million (2014: £50.5 million; 2013: £48.9 million) less LTIP releases of £19.4 million (2014: £28.4 million; 2013: £26.4 million) as shown in Item 6 ‘Directors, Senior Management and Employees. Further information on directors’ remuneration is given in Item 6 ‘Directors, Senior Management and Employees.

B3.4	Fees payable to the auditor

	2015 £m	2014 £m	2013 £m
Fees payable to the Company’s auditor for the audit of the Company’s annual accounts	2.0	2.0	2.0
Fees payable to the Company’s auditor and its associates for other services:
Audit of subsidiaries pursuant to legislation	7.2	6.6	6.8
Audit-related assurance services	3.1	2.9	2.8
Tax compliance services	0.7	0.7	0.8
Other assurance services	2.2	1.9	1.1
Services relating to corporate finance transactions	0.2	0.1	0.5
All other services	1.2	2.4	1.2
Total fees paid to the auditor	16.6	16.6	15.2

In addition, there were fees incurred of £0.1 million (2014: £0.1 million; 2013: £0.1 million) for the audit of pension schemes.

B4	Effect of changes and other accounting features on insurance assets and liabilities

The following features are of relevance to the determination of the 2015 results:

(a)	Asia insurance operations

In 2015, the IFRS operating profit based on longer-term investment returns for Asia insurance operations included a profit of £62 million (2014: £49 million; 2013: £44 million) representing a number of non-recurring items, none of which are individually significant.

(b)	UK insurance operations
Annuity	business

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

The weighted components of the bond spread over swap rates for shareholder-backed fixed and linked annuity business for PRIL, the principal company which writes the UK’s shareholder-backed business, based on the asset mix at these dates are shown below.

	31 Dec 2015 (bps)			31 Dec 2014 (bps)			31 Dec 2013 (bps)
	Pillar 1 regulatory basis	Adjustment	IFRS	Pillar 1 regulatory basis	Adjustment	IFRS	Pillar 1 regulatory basis	Adjustment	IFRS
Bond spread over swap ratesnote (i)	171	-	171	143	-	143	133	-	133
Credit risk allowance:
Long-term expected defaultsnote (ii)	13	-	13	14	-	14	15	-	15
Additional provisionsnote (iii)	42	(12)	30	44	(12)	32	47	(19)	28
Total credit risk allowance	55	(12)	43	58	(12)	46	62	(19)	43
Liquidity premium	116	12	128	85	12	97	71	19	90

Notes

(i)	Bond spread over swap rates reflect market observed data.
(ii)	Long-term expected defaults are derived by applying Moody’s data from 1970 to 2009 and the definition of the credit rating used is the second highest credit rating published by Moody’s, Standard & Poor’s and Fitch.
(iii)	Additional provisions comprise credit risk premium, which is derived from Moody’s data from 1970 to 2009, an allowance for a one-notch downgrade of the portfolio subject to credit risk and an additional allowance for short-term defaults.

The prudent Pillar 1 regulatory basis reflects the overriding objective of maintaining sufficient provisions and capital to ensure payments to policyholders can be made. The approach for IFRS aims to establish liabilities that are closer to ‘best estimate’.

Movement in the credit risk allowance for PRIL

The movement during 2015 of the average basis points allowance for PRIL on Pillar 1 regulatory and IFRS bases are as follows:

	Pillar 1 Regulatory basis Total (bps)	IFRS Total (bps)
Total allowance for credit risk at 31 December 2014	58	46
Credit rating changes	2	1
Asset trading	(2)	(2)
Other effects (including for new business)	(3)	(2)
Total allowance for credit risk at 31 December 2015	55	43

Overall, the movement has led to the credit allowance for Pillar 1 purposes to be 32 per cent (2014: 41 per cent) of the bond spread over swap rates. For IFRS purposes it represents 25 per cent (2014: 32 per cent) of the bond spread over swap rates.

The reserves for credit risk allowance at 31 December 2015 for the UK shareholder annuity fund were as follows:

	Pillar 1 Regulatory basis Total £bn	IFRS Total £bn
PRIL	1.9	1.5
PAC non-profit sub-fund	0.2	0.1
Total 31 December 2015	2.1	1.6
Total 31 December 2014	2.2	1.7
Total 31 December 2013	1.9	1.3

Other assumption changes

For the shareholder-backed business, in addition to the movement in the credit risk allowance discussed above, the net effect of routine changes to assumptions in 2015, was a credit of £31 million (2014: £28 million; 2013: £20 million).

Other one-off transactions

During 2015 the UK insurance operations entered into additional longevity reinsurance transactions to extend total coverage from £2.3 billion of annuity liabilities at the start of the year to £8.7 billion at the end of 2015 (on a Pillar 1 basis). Overall these transactions generated profit of £231 million (2014: £30 million; 2013: £27million). Of the £231 million, £170 million relates to transactions undertaken in the second half of 2015 covering £4.8 billion of annuity liabilities (on a Pillar 1 basis). These transactions, together with other specific management actions undertaken to position the balance sheet more efficiently under the new Solvency II regime, gave rise to IFRS operating profit in the second half of 2015 of £339 million in total, which is not expected to recur in future periods.

B5	Tax charge

(a)	Total tax charge by nature of expense

The total tax charge in the income statement is as follows:

	2015 £m			2014 £m	2013 £m
Tax charge	Current tax	Deferred tax	Total	Total	Total
UK tax	(218)	69	(149)	(578)	(300)
Overseas tax	(516)	(77)	(593)	(360)	(436)
Total tax charge	(734)	(8)	(742)	(938)	(736)

The total tax charge comprises:

	2015 £m	2014 £m	2013 £m
Current tax expense:
Corporation tax	(782)	(1,102)	(414)
Adjustments in respect of prior years	48	(6)	15
Total current tax	(734)	(1,108)	(399)

Deferred tax arising from:
Origination and reversal of temporary differences	4	163	(392)
Impact of changes in local statutory tax rates	(22)	1	55
Expense in respect of a previously unrecognised tax loss, tax credit or temporary difference from a prior period	10	6	-
Total deferred tax (charge) credit	(8)	170	(337)
Total tax charge	(742)	(938)	(736)

The current tax charge of £734 million includes £35 million (2014: £37 million; 2013: £18 million) in respect of the tax charge for the Hong Kong operation. The Hong Kong current tax charge is calculated as 16.5 per cent for all periods on either (i) 5 per cent of the net insurance premium or (ii) the estimated assessable profits, depending on the nature of the business written.

The total tax charge comprises tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders as shown below:

	2015 £m			2014 £m	2013 £m
Tax charge	Current tax	Deferred tax	Total	Total	Total
Tax (charge) credit to policyholders’ returns	(188)	15	(173)	(540)	(447)
Tax charge attributable to shareholders	(546)	(23)	(569)	(398)	(289)
Total tax charge	(734)	(8)	(742)	(938)	(736)

The principal reason for the decrease in the tax charge attributable to policyholders’ returns is a reduction in the current tax owing to a significant decrease on investment returns in the second half of the year in the with-profits life fund in the UK insurance operations. The main elements of the deferred tax charge shown in the table below are a credit of

£272 million relating to unrealised gains and losses on investments reflecting a decrease in unrealised gains on investments in the Group’s insurance operations and a charge of £200 million relating to short term temporary differences reflecting future tax relief arising on decreases in policy reserves in the US insurance operations balances.

The total deferred tax (charge) credit arises as follows:

	2015 £m	2014 £m	2013 £m
Unrealised gains and losses on investments	272	(127)	69
Balances relating to investment and insurance contracts	(55)	(43)	(44)
Short-term temporary differences	(200)	309	(314)
Capital allowances	1	(4)	(7)
Unused tax losses	(26)	35	(41)
Deferred tax (charge) credit	(8)	170	(337)

In 2015, a deferred tax credit of £333 million (2014: charge of £(295) million; 2013: charge of £(580) million) has been taken through other comprehensive income.

(b)	Reconciliation of effective tax rate

For the purposes of explaining the relationship between tax expense and accounting profit, it is appropriate to consider the sources of profit and tax by reference to those that are attributable to shareholders and policyholders. A reconciliation of the tax charge on profit attributable to shareholders is provided below.

Overview of reconciliation of effective tax rate

	2015 £m			2014 £m			2013 £m
	Attributable to shareholders	Attributable to policyholders*	Total	Attributable to shareholders	Attributable to policyholders*	Total	Attributable to shareholders	Attributable to policyholders*	Total
Profit before tax	3,148	173	3,321	2,614	540	3,154	1,635	447	2,082
Taxation charge:
Expected tax rate	27%	100%	31%	23%	100%	36%	26%	100%	42%
Expected tax charge	(852)	(173)	(1,025)	(594)	(540)	(1,134)	(429)	(447)	(876)
Variance from expected tax charge	283	-	283	196	-	196	140	-	140
Actual tax charge	(569)	(173)	(742)	(398)	(540)	(938)	(289)	(447)	(736)
Average effective tax rate	18%	100%	22%	15%	100%	30%	18%	100%	35%
*	For the column entitled ‘Attributable to policyholders’, the profit before tax represents income, before tax attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies. This income is after deduction of charges for policyholder benefits and movements on unallocated surplus which are determined net of tax. Accordingly, the apparent 100 per cent effective tax rate shown above reflects the basis of accounting for unallocated surplus coupled with the IFRS requirements in respect of presentation of all pre-tax profits and all tax charges irrespective of policyholder and shareholder economic interest.

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

In meeting the reconciliation requirements set out in paragraph 81(c) of IAS 12, the presentation shown in this disclosure note seeks to ensure that the explanation of the relationship between tax expense and accounting profit draw properly the distinction between the elements of the profit and tax charge that are attributable to policyholders and shareholders as explained in the ‘Profits attributable to policyholders and related tax’ and ‘Reconciliation of tax charge on profit attributable to shareholders’ sections respectively. Due to the nature of the basis of taxation of UK life and pension business (as described in the ‘Basis of taxation for UK life and pension business’ section below), and the significance of the results of the business to the Group, it is inappropriate to seek to explain the effective tax rate on profit before tax by the traditional approach that would apply for other industries.

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

The investment return referable to pension business, and some other less significant classes of business, is exempt from taxation, but tax is charged on the profit that shareholders derive from writing such business at the corporate rate of tax. The rules for taxing life insurance business are more complex. Initially, the UK regime seeks to tax the investment return less management expenses (I-E) on this business as it arises. However, in determining the actual tax charge, a calculation of the shareholder profits for taxation purposes from writing life insurance business also has to be made and compared with the I-E profit.

If the shareholder profit is higher than the I-E amount, extra income is attributable to the I-E calculation until the I-E profit equals the shareholder profit. If on the other hand, the I-E profit is the greater, then an amount equal to the shareholder profit is taxed at the corporate rate of tax, with the remainder of the I-E profit being taxed at the lower policyholder rate of tax.

The purpose of this approach is to ensure that the Company is always at a minimum taxed on the profit, as defined for taxation purposes by reference to the Company’s IFRS results, that it has earned. The shareholders’ portion of the long-term business is taxed at the shareholders’ rate, with the remaining portion taxed at rates applicable to the policyholders.

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

Reconciliation of tax charge on profit attributable to shareholders

	2015 £m
	Asia insurance operations	US insurance operations	UK Insurance operations	Other operations	Total
Operating profit based on longer-term investment returns	1,209	1,691	1,195	(88)	4,007
Non-operating loss	(173)	(492)	(120)	(74)	(859)
Profit (loss) before tax attributable to shareholders	1,036	1,199	1,075	(162)	3,148
Expected tax rate*	24%	35%	20%	20%	27%
Tax at the expected rate	249	420	215	(32)	852
Effects of recurring tax reconciliation items:
Income not taxable or taxable at concessionary rates	(42)	(10)	(2)	(9)	(63)
Deductions not allowable for tax purposes	15	5	7	6	33
Items related to taxation of life insurance businesses	(20)	(113)	-	-	(133)
Deferred tax adjustments	10	-	-	(11)	(1)
Effect of results of joint ventures and associates	(37)	-	-	(13)	(50)
Irrecoverable withholding taxes	-	-	-	28	28
Other	(4)	(1)	6	2	3
Total	(78)	(119)	11	3	(183)
Effects of non-recurring tax reconciliation items:
Adjustments to tax charge in relation to prior years	5	(65)	(7)	-	(67)
Movements in provisions for open tax matters	(6)	-	-	(5)	(11)
Impact of changes in local statutory tax rates	(5)	-	(16)	(1)	(22)
Total	(6)	(65)	(23)	(6)	(100)
Total actual tax charge (credit)	165	236	203	(35)	569
Analysed into:
Tax on operating profit based on longer-term investment returns	180	408	227	(19)	796
Tax on non-operating profit	(15)	(172)	(24)	(16)	(227)
Actual tax rate:
Operating profit based on longer-term investment returns
Including non-recurring tax reconciling items	15%	24%	19%	22%	20%
Excluding non-recurring tax reconciling items	15%	28%	21%	15%	22%
Total profit	16%	20%	19%	22%	18%

	2014 £m
	Asia insurance operations	US insurance operations	UK Insurance operations†	Other operations†	Total
Operating profit based on longer-term investment returns	1,050	1,431	753	(48)	3,186
Non-operating profit	170	(1,174)	545	(113)	(572)
Profit (loss) before tax attributable to shareholders	1,220	257	1,298	(161)	2,614
Expected tax rate*	22%	35%	21%	22%	23%
Tax at the expected rate	268	90	273	(35)	596
Effects of recurring tax reconciliation items:
Income not taxable or taxable at concessionary rates	(17)	(6)	-	(2)	(25)
Deductions not allowable for tax purposes	13	-	7	9	29
Items related to taxation of life insurance businesses	(44)	(76)	-	-	(120)
Deferred tax adjustments	(8)	-	(7)	(11)	(26)
Effect of results of joint ventures and associates	(40)	-	(8)	(10)	(58)
Irrecoverable withholding taxes	-	-	-	27	27
Other	(4)	1	(4)	7	-
Total	(100)	(81)	(12)	20	(173)
Effects of non-recurring tax reconciliation items:
Adjustments to tax charge in relation to prior years	(2)	(1)	3	(7)	(7)
Movements in provisions for open tax matters	7	-	-	(26)	(19)
Impact of changes in local statutory tax rates	(1)	-	2	-	1
Total	4	(1)	5	(33)	(25)
Total actual tax charge (credit)	172	8	266	(48)	398
Analysed into:
Tax on operating profit based on longer-term investment returns	171	419	163	(29)	724
Tax on non-operating profit	1	(411)	103	(19)	(326)
Actual tax rate:
Operating profit based on longer-term investment returns
Including non-recurring tax reconciling items	16%	29%	22%	60%	23%
Excluding non-recurring tax reconciling items	16%	29%	21%	(8)%	24%
Total profit	14%	3%	21%	30%	15%

	2013 £m
	Asia insurance operations‡	US insurance operations	UK Insurance operations†	Other operations†	Total
Operating profit based on longer-term investment returns	1,001	1,243	724	(14)	2,954
Non-operating profit	(313)	(690)	(289)	(27)	(1,319)
Profit (loss) before tax attributable to shareholders	688	553	435	(41)	1,635
Expected tax rate*	21%	35%	23%	23%	26%
Tax at the expected rate	144	194	100	(9)	429
Effects of recurring tax reconciliation items:
Income not taxable or taxable at concessionary rates	(45)	(88)	-	(10)	(143)
Deductions not allowable for tax purposes	61	-	-	5	66
Deferred tax adjustments	(4)	-	-	(8)	(12)
Effect of results of joint ventures and associates	(10)	-	-	(8)	(18)
Irrecoverable withholding taxes	-	-	-	20	20
Other	9	(5)	16	(5)	15
Total	11	(93)	16	(6)	(72)
Effects of non-recurring tax reconciliation items:
Adjustments to tax charge in relation to prior years	(3)	-	4	(7)	(6)
Movements in provisions for open tax matters	5	-	-	(12)	(7)
Impact of changes in local statutory tax rates	(9)	-	(51)	5	(55)
Total	(7)	-	(47)	(14)	(68)
Total actual tax charge/(credit)	148	101	69	(29)	289
Analysed into:
Tax on operating profit based on longer-term investment returns	173	343	132	(10)	638
Tax on non-operating profit	(25)	(242)	(63)	(19)	(349)
Actual tax rate:
Operating profit based on longer-term investment returns
Including non-recurring tax reconciling items	17%	28%	18%	71%	22%
Excluding non-recurring tax reconciling items	18%	28%	25%	(29)%	24%
Total profit	22%	18%	16%	71%	18%
*	The expected tax rates (rounded to the nearest whole percentage) reflect the corporation tax rates generally applied to taxable profits of the relevant country jurisdictions. For Asia operations the expected tax rates reflect the corporation tax rates weighted by reference to the source of profits of operations contributing to the aggregate business result. The expected tax rate for Other operations reflects the mix of business between UK and overseas non-insurance operations, which are taxed at a variety of rates. The rates will fluctuate from year to year dependent on the mix of profits.
†	In order to show the UK insurance business on a comparable basis, the full year 2014 and 2013 comparatives exclude the contribution from the sold PruHealth and PruProtect businesses from the UK insurance operations and show it in the column for Other operations.
‡	The expected and actual tax rates as shown included the impact of the held for sale Japan life business (the sale of which was completed in February 2015). For 2014, the tax rates for Asia insurance and Group excluding the impact of the held for sale Japan life business are the same. For 2013 the tax rates for Asia insurance and Group, excluding the impact of the held for sale Japan life business are as follows:

	Asia insurance	Total Group
Expected tax rate on total profit	23%	27%
Actual tax rate:
Operating profit based on longer-term investment returns	17%	22%
Total profit	19%	17%

B6	Earnings per share

		2015
		Before tax B1.1	Tax B5	Net of tax	Basic earnings per share	Diluted earnings per share
	Note	£m	£m	£m	Pence	Pence
Based on operating profit based on longer-term investment returns		4,007	(796)	3,211	125.8p	125.6p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(737)	202	(535)	(21.0)p	(20.9)p
Cumulative exchange loss on the sold Japan Life business recycled from other comprehensive income	D1	(46)	-	(46)	(1.8)p	(1.8)p
Amortisation of acquisition accounting adjustments		(76)	25	(51)	(2.0)p	(2.0)p
Based on profit for the year		3,148	(569)	2,579	101.0p	100.9p

		2014
		Before tax B1.1	Tax B5	Net of tax	Basic earnings per share	Diluted earnings per share
	Note	£m	£m	£m	Pence	Pence
Based on operating profit based on longer-term investment returns		3,186	(724)	2,462	96.6p	96.5p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(574)	299	(275)	(10.8)p	(10.8)p
Gain on sale of PruHealth and PruProtect		86	-	86	3.4p	3.4p
Amortisation of acquisition accounting adjustments		(79)	26	(53)	(2.1)p	(2.1)p
Costs of domestication of Hong Kong branch		(5)	1	(4)	(0.2)p	(0.2)p
Based on profit for the year		2,614	(398)	2,216	86.9p	86.8p

		2013
		Before tax B1.1	Tax B5	Net of tax	Basic earnings per share	Diluted earnings per share
	Note	£m	£m	£m	Pence	Pence
Based on operating profit based on longer-term investment returns		2,954	(638)	2,316	90.9p	90.7p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(1,110)	318	(792)	(31.1)p	(31.0)p
Amortisation of acquisition accounting adjustments		(72)	24	(48)	(1.9)p	(1.9)p
Loss attaching to held for sale Japan Life business	D1	(102)	-	(102)	(4.0)p	(4.0)p
Costs of domestication of Hong Kong branch		(35)	7	(28)	(1.1)p	(1.1)p
Based on profit for the year		1,635	(289)	1,346	52.8p	52.7p

Earnings per share are calculated based on earnings attributable to ordinary shareholders, after related tax and non-controlling interests.

The weighted average number of shares for calculating earnings per share, which excludes those held in employee share trusts and consolidated unit trusts and OEICs, is set out as below:

	2015 (millions)	2014 (millions)	2013 (millions)
Weighted average number of shares for calculation of:
Basic earnings per share	2,553	2,549	2,548
Shares under option at end of year	9	9	10
Number of shares that would have been issued at fair value on assumed option price	(6)	(6)	(6)
Diluted earnings per share	2,556	2,552	2,552

B7	Dividends

	2015		2014		2013
	Pence per share	£m	Pence per share	£m	Pence per share	£m
Dividends relating to reporting year:
Interim dividend	12.31p	315	11.19p	287	9.73p	249
Second interim dividend / Final dividend	26.47p	681	25.74p	658	23.84p	610
Special dividend	10.00p	257			-	-
Total	48.78p	1,253	36.93p	945	33.57p	859
Dividends declared and paid in reporting year:
Current year interim dividend	12.31p	315	11.19p	285	9.73p	249
Final dividend for prior year	25.74p	659	23.84p	610	20.79p	532
Total	38.05p	974	35.03p	895	30.52p	781

Dividend per share

Interim and special dividends are recorded in the period in which they are paid. Final dividends are recorded in the period in which they are approved by shareholders. The final dividend for the year ended 31 December 2014 of 25.74 pence per ordinary share was paid to eligible shareholders on 21 May 2015 and the 2015 interim dividend of 12.31 pence per ordinary share was paid to eligible shareholders on 25 September 2015. From 2016, Prudential will make twice-yearly interim dividend payments to replace final / interim dividend.

The second interim ordinary and special dividend for the year ended 31 December 2015 of 26.47 pence and 10.00 pence per ordinary share respectively, will be paid on 20 May 2016 in sterling to shareholders on the principal register and the Irish branch register at 6.00pm BST on 29 March 2016 (Record Date), and in Hong Kong dollars to shareholders on the Hong Kong branch register at 4.30pm Hong Kong time on the Record Date (HK Shareholders). Holders of US American Depositary Receipts (US Shareholders) will be paid their dividends in US dollars on or about 27 May 2016. The second interim ordinary and special dividend will be paid on or about 27 May 2016 in Singapore dollars to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte.) Limited (CDP) at 5.00pm Singapore time on the Record Date (SG Shareholders). The dividend payable to the HK Shareholders will be translated using the exchange rate quoted by the WM Company at the close of business on 8 March 2016. The exchange rate at which the dividend payable to the SG Shareholders will be translated into Singapore dollars, will be determined by CDP.

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

C1.1	Group statement of financial position – analysis by segment
(a)	Position as at 31 December 2015

		2015 £m
		Insurance operations						Elimination of intra- group debtors and creditors
		Asia	US	UK	Total insurance operations	Asset management operations	Unallocated to a segment (central operations)		31 Dec Group Total
By operating segment	Note	C2.1	C2.2	C2.3		C2.4
Assets
Intangible assets attributable to shareholders:
Goodwill	C5.1(a)	233	-	-	233	1,230	-	-	1,463
Deferred acquisition costs and other intangible assets	C5.1(b)	2,103	6,168	83	8,354	21	47	-	8,422
Total		2,336	6,168	83	8,587	1,251	47	-	9,885
Intangible assets attributable to with-profits funds:
Goodwill in respect of acquired subsidiaries for venture fund and other investment purposes	C5.2(a)	-	-	185	185	-	-	-	185
Deferred acquisition costs and other intangible assets	C5.2(b)	42	-	8	50	-	-	-	50
Total		42	-	193	235	-	-	-	235
Total		2,378	6,168	276	8,822	1,251	47	-	10,120
Deferred tax assets	C8.1	66	2,448	132	2,646	140	33	-	2,819
Other non-investment and non-cash assetsnote (i)		3,621	7,205	7,209	18,035	1,504	4,886	(10,142)	14,283
Investments of long-term business and other operations:
Investment properties		5	5	13,412	13,422	-	-	-	13,422
Investments in joint ventures and associates accounted for using the equity method	D6	475	-	434	909	125	-	-	1,034
Loans	C3.4	1,084	7,418	3,571	12,073	885	-	-	12,958
Equity securities and portfolio holdings in unit trusts		18,532	91,216	47,593	157,341	85	27	-	157,453
Debt securities	C3.3	28,292	34,071	83,101	145,464	2,204	3	-	147,671
Other investments		57	1,715	5,486	7,258	94	1	-	7,353
Deposits		773	-	11,226	11,999	89	-	-	12,088
Total investments		49,218	134,425	164,823	348,466	3,482	31	-	351,979
Assets held for sale		-	-	2	2	-	-	-	2
Cash and cash equivalentsnote (ii)		2,064	1,405	2,880	6,349	1,054	379	-	7,782
Total assets	C3.1	57,347	151,651	175,322	384,320	7,431	5,376	(10,142)	386,985

		2015 £m
		Insurance operations					Unallocated to a segment (central operations)	Elimination of intra- group debtors and creditors
		Asia	US	UK	Total insurance operations	Asset management operations			31 Dec Group Total
By operating segment	Note	C2.1	C2.2	C2.3		C2.4

Equity and liabilities
Equity
Shareholders’ equity		3,956	4,154	5,140	13,250	2,332	(2,627)	-	12,955
Non-controlling interests		1	-	-	1	-	-	-	1
Total equity		3,957	4,154	5,140	13,251	2,332	(2,627)	-	12,956
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities		42,084	136,129	83,801	262,014	-	-	(1,261)	260,753
Investment contract liabilities with discretionary participation features		251	-	42,708	42,959	-	-	-	42,959
Investment contract liabilities without discretionary participation features		181	2,784	15,841	18,806	-	-	-	18,806
Unallocated surplus of with-profits funds		2,553	-	10,543	13,096	-	-	-	13,096
Total policyholder liabilities and unallocated surplus of with-profits funds	C4.1(a)	45,069	138,913	152,893	336,875	-	-	(1,261)	335,614
Core structural borrowings of shareholder-financed operations:
Subordinated debt		-	-	-	-	-	4,018	-	4,018
Other		-	169	-	169	275	549	-	993
Total	C6.1	-	169	-	169	275	4,567	-	5,011
Operational borrowings attributable to shareholder-financed operations	C6.2	-	66	179	245	10	1,705	-	1,960
Borrowings attributable to with-profits operations	C6.2	-	-	1,332	1,332	-	-	-	1,332
Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements		-	1,914	1,651	3,565	200	-	-	3,765
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		2,802	22	5,049	7,873	-	-	-	7,873
Deferred tax liabilities	C8.1	734	2,086	1,162	3,982	17	11	-	4,010
Current tax liabilities	C8.2	50	3	203	256	50	19	-	325
Accruals and deferred income		136	-	447	583	300	69	-	952
Other creditors		3,266	1,022	4,591	8,879	3,695	1,183	(8,881)	4,876
Provisions	C12	119	6	158	283	244	77	-	604
Derivative liabilities	C3.5(b)	140	249	2,125	2,514	283	322	-	3,119
Other liabilitiesnote (iii)		1,074	3,047	392	4,513	25	50	-	4,588
Total		8,321	8,349	15,778	32,448	4,814	1,731	(8,881)	30,112
Liabilities held for sale		-	-	-	-	-	-	-	-
Total liabilities	C3.1	53,390	147,497	170,182	371,069	5,099	8,003	(10,142)	374,029
Total equity and liabilities		57,347	151,651	175,322	384,320	7,431	5,376	(10,142)	386,985

(b)	Position as at 31 December 2014

		2014 £m
		Insurance operations						Elimination of intra- group debtors and creditors
		Asia	US	UK	Total insurance operations	Asset management operations	Unallocated to a segment (central operations)		31 Dec Group Total
By operating segment	Note	C2.1	C2.2	C2.3		C2.4
Assets
Intangible assets attributable to shareholders:
Goodwill	C5.1(a)	233	-	-	233	1,230	-	-	1,463
Deferred acquisition costs and other intangible assets	C5.1(b)	1,911	5,197	86	7,194	21	46	-	7,261
Total		2,144	5,197	86	7,427	1,251	46	-	8,724
Intangible assets attributable to with-profits funds:
Goodwill in respect of acquired subsidiaries for venture fund and other investment purposes	C5.2(a)	-	-	186	186	-	-	-	186
Deferred acquisition costs and other intangible assets	C5.2(b)	54	-	7	61	-	-	-	61
Total		54	-	193	247	-	-	-	247
Total		2,198	5,197	279	7,674	1,251	46	-	8,971
Deferred tax assets	C8.1	84	2,343	132	2,559	141	65	-	2,765
Other non-investment and non-cash assetsnote (i)		3,111	6,617	6,826	16,554	1,464	5,058	(10,295)	12,781
Investments of long-term business and other operations:
Investment properties		-	28	12,736	12,764	-	-	-	12,764
Investments in joint ventures and associates accounted for using the equity method		374	-	536	910	107	-	-	1,017
Financial investments:
Loans	C3.4	1,014	6,719	4,254	11,987	854	-	-	12,841
Equity securities and portfolio holdings in unit trusts		19,200	82,081	43,468	144,749	79	34	-	144,862
Debt securities	C3.3	23,629	32,980	86,349	142,958	2,293	-	-	145,251
Other investments		48	1,670	5,782	7,500	121	2	-	7,623
Deposits		769	-	12,253	13,022	74	-	-	13,096
Total investments		45,034	123,478	165,378	333,890	3,528	36	-	337,454
Assets held for sale	D1	819	-	5	824	-	-	-	824
Cash and cash equivalentsnote (ii)		1,684	904	2,457	5,045	1,044	320	-	6,409
Total assets	C3.1	52,930	138,539	175,077	366,546	7,428	5,525	(10,295)	369,204

		2014 £m
		Insurance operations						Elimination of intra- group debtors and creditors
By operating segment	Note	Asia	US	UK	Total insurance operations	Asset management operations	Unallocated to a segment (central operations)		31 Dec Group Total

Equity and liabilities
Equity
Shareholders’ equity		3,548	4,067	3,804	11,419	2,077	(1,685)	-	11,811
Non-controlling interests		1	-	-	1	-	-	-	1
Total equity		3,549	4,067	3,804	11,420	2,077	(1,685)	-	11,812
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities		39,670	124,076	87,655	251,401	-	-	(1,363)	250,038
Investment contract liabilities with discretionary participation features		218	-	39,059	39,277	-	-	-	39,277
Investment contract liabilities without discretionary participation features		180	2,670	17,374	20,224	-	-	-	20,224
Unallocated surplus of with-profits funds		2,102	-	10,348	12,450	-	-	-	12,450
Total policyholder liabilities and unallocated surplus of with-profits funds	C4.1(a)	42,170	126,746	154,436	323,352	-	-	(1,363)	321,989
Core structural borrowings of shareholder-financed operations:
Subordinated debt		-	-	-	-	-	3,320	-	3,320
Other		-	160	-	160	275	549	-	984
Total	C6.1	-	160	-	160	275	3,869	-	4,304
Operational borrowings attributable to shareholder-financed operations	C6.2(a)	-	179	74	253	6	2,004	-	2,263
Borrowings attributable to with-profits operations	C6.2(b)	-	-	1,093	1,093	-	-	-	1,093
Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements		-	1,156	1,191	2,347	-	-	-	2,347
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		2,161	22	5,174	7,357	-	-	-	7,357
Deferred tax liabilities	C8.1	719	2,308	1,228	4,255	22	14	-	4,291
Current tax liabilities	C8.2	65	1	414	480	66	71	-	617
Accruals and deferred income		123	-	441	564	328	55	-	947
Other creditors		2,434	776	5,159	8,369	4,054	771	(8,932)	4,262
Provisions	C12	110	5	202	317	335	72	-	724
Derivative liabilities	C3.5(b)	143	251	1,381	1,775	233	315	-	2,323
Other liabilitiesnote (iii)		686	2,868	480	4,034	32	39	-	4,105
Total		6,441	7,387	15,670	29,498	5,070	1,337	(8,932)	26,973
Liabilities held for sale	D1	770	-	-	770	-	-	-	770
Total liabilities	C3.1	49,381	134,472	171,273	355,126	5,351	7,210	(10,295)	357,392
Total equity and liabilities		52,930	138,539	175,077	366,546	7,428	5,525	(10,295)	369,204

Notes

(i)	Included within other non-investment and non-cash assets are accrued investment income of £2,751 million (2014: £2,667 million) and other debtors of £1,955 million (2014: £1,852 million).

Accrued investment income and other debtors	2015 £m	2014 £m
Interest receivable	1,895	1,932
Other	856	735
Total accrued investment income	2,751	2,667
Other debtors comprises:
Amounts due from
Policyholders	332	335
Intermediaries	14	20
Reinsurers	82	61
Other	1,527	1,436
Total other debtors	1,955	1,852
Total accrued investment income and other debtors	4,706	4,519

Of the £4,706 million (2014: £4,519 million) of accrued investment income and other debtors, £433 million (2014: £381 million) is expected to be settled after one year or more.

(ii)	Cash and cash equivalents consist of cash at bank and in hand, deposits held at call with banks, treasury bills and other short-term highly liquid investments with less than 90 days’ maturity from the date of acquisition. The component breakdown is as follows:

	2015 £m	2014 £m
Cash	5,030	5,166
Cash equivalents	2,752	1,243
Total cash and cash equivalents	7,782	6,409

Of the total cash and cash equivalents, £365 million (2014: £304 million) is held centrally and considered to be available for general use by the Group. The remaining funds are considered not to be available for general use by the Group, and include funds held for the benefit of policyholders.

(iii)	Other liabilities comprise:

	2015 £m	2014 £m
Creditors arising from direct insurance and reinsurance operations	1,828	1,431
Interest payable	70	59
Other items*	2,690	2,615
Total	4,588	4,105
*	Of the £2,690 million (2014: £2,615 million) other items as at 31 December 2015, £2,347 million (2014: £2,201 million) related to liabilities for funds withheld under reinsurance arrangement of the REALIC business.

C1.2	Group statement of financial position – analysis by business type

		31 Dec 2015 £m							31 Dec 2014 £m
		Policyholder	Shareholder-backed business
	Note	Participating funds	Unit- linked and variable annuity	Non- linked business	Asset manage- ment opera- tions	Unallo- cated to a segment (central opera- tions)	Elimin- ations of Intra- group debtors and creditors	Group Total	Group Total
Assets
Intangible assets attributable to shareholders:
Goodwill	C5.1(a)	-	-	233	1,230	-	-	1,463	1,463
Deferred acquisition costs and other intangible assets	C5.1(b)	-	-	8,354	21	47	-	8,422	7,261
Total		-	-	8,587	1,251	47	-	9,885	8,724
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes		185	-	-	-	-	-	185	186
Deferred acquisition costs and other intangible assets		50	-	-	-	-	-	50	61
Total		235	-	-	-	-	-	235	247
Total		235	-	8,587	1,251	47	-	10,120	8,971
Deferred tax assets	C8.1	83	1	2,562	140	33	-	2,819	2,765
Other non-investment and non-cash assets		3,649	578	11,174	1,504	4,886	(7,508)	14,283	12,781
Investments of long-term business and other operations:
Investment properties		11,115	705	1,602	-	-	-	13,422	12,764
Investments in joint ventures and associates accounted for using the equity method		434	-	475	125	-	-	1,034	1,017
Financial investments:
Loans	C3.4	2,599	-	9,474	885	-	-	12,958	12,841
Equity securities and portfolio holdings in unit trusts		39,195	117,067	1,079	85	27	-	157,453	144,862
Debt securities	C3.3	60,870	9,290	75,304	2,204	3	-	147,671	145,251
Other investments		5,045	29	2,184	94	1	-	7,353	7,623
Deposits		8,970	1,049	1,980	89	-	-	12,088	13,096
Total investments		128,228	128,140	92,098	3,482	31	-	351,979	337,454
Assets held for sale		2	-	-	-	-	-	2	824
Cash and cash equivalents		2,623	829	2,897	1,054	379	-	7,782	6,409
Total assets		134,820	129,548	117,318	7,431	5,376	(7,508)	386,985	369,204

Equity and liabilities
Equity
Shareholders’ equity		-	-	13,250	2,332	(2,627)	-	12,955	11,811
Non-controlling interests		-	-	1	-	-	-	1	1
Total equity		-	-	13,251	2,332	(2,627)	-	12,956	11,812
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)		107,907	125,819	88,792	-	-	-	322,518	309,539
Unallocated surplus of with-profits funds		13,096	-	-	-	-	-	13,096	12,450
Total policyholder liabilities and unallocated surplus of with-profits funds	C4.1(a)	121,003	125,819	88,792	-	-	-	335,614	321,989
Core structural borrowings of shareholder-financed operations:
Subordinated debt		-	-	-	-	4,018	-	4,018	3,320
Other		-	-	169	275	549	-	993	984
Total	C6.1	-	-	169	275	4,567	-	5,011	4,304
Operational borrowings attributable to shareholder-financed operations	C6.2(a)	-	4	241	10	1,705	-	1,960	2,263
Borrowings attributable to with-profits operations	C6.2(b)	1,332	-	-	-	-	-	1,332	1,093
Deferred tax liabilities	C8.1	1,326	27	2,629	17	11	-	4,010	4,291
Other non-insurance liabilities		11,159	3,698	12,236	4,797	1,720	(7,508)	26,102	22,682
Liabilities held for sale	D1	-	-	-	-	-	-	-	770
Total liabilities		134,820	129,548	104,067	5,099	8,003	(7,508)	374,029	357,392
Total equity and liabilities		134,820	129,548	117,318	7,431	5,376	(7,508)	386,985	369,204

C2	Analysis of segment position by business type

To show the statement of financial position by reference to the differing degrees of policyholder and shareholder economic interest of the different types of business, the analysis below is structured to show the assets and liabilities of each segment by business type.

C2.1	Asia insurance operations

		31 Dec 2015 £m				31 Dec 2014 £m
		With-profits business	Unit-linked assets and liabilities	Other business	Total	Total
	Note	note
Assets
Intangible assets attributable to shareholders:
Goodwill		-	-	233	233	233
Deferred acquisition costs and other intangible assets		-	-	2,103	2,103	1,911
Total		-	-	2,336	2,336	2,144
Intangible assets attributable to with-profits funds:
Deferred acquisition costs and other intangible assets		42	-	-	42	54
Deferred tax assets		-	1	65	66	84
Other non-investment and non-cash assets		1,981	207	1,433	3,621	3,111
Investments of long-term business and other operations:
Investment properties		-	-	5	5	-
Investments in joint ventures and associates accounted for using the equity method		-	-	475	475	374
Financial investments:
Loans	C3.4	540	-	544	1,084	1,014
Equity securities and portfolio holdings in unit trusts		6,861	10,831	840	18,532	19,200
Debt securities	C3.3	16,335	2,809	9,148	28,292	23,629
Other investments		28	16	13	57	48
Deposits		188	214	371	773	769
Total investments		23,952	13,870	11,396	49,218	45,034
Assets held for sale		-	-	-	-	819
Cash and cash equivalents		863	363	838	2,064	1,684
Total assets		26,838	14,441	16,068	57,347	52,930
Equity and liabilities
Equity
Shareholders’ equity		-	-	3,956	3,956	3,548
Non-controlling interests		-	-	1	1	1
Total equity		-	-	3,957	3,957	3,549
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)		19,642	13,355	9,519	42,516	40,068
Unallocated surplus of with-profits funds		2,553	-	-	2,553	2,102
Total	C4.1(b)	22,195	13,355	9,519	45,069	42,170
Deferred tax liabilities		474	27	233	734	719
Other non-insurance liabilities		4,169	1,059	2,359	7,587	5,722
Liabilities held for sale		-	-	-	-	770
Total liabilities		26,838	14,441	12,111	53,390	49,381
Total equity and liabilities		26,838	14,441	16,068	57,347	52,930

Note

The statement of financial position for with-profits business comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore operations. Assets and liabilities of other participating business are included in the column for ‘Other business’.

C2.2	US insurance operations

		31 Dec 2015 £m			31 Dec 2014 £m
		Variable annuity separate account assets and liabilities	Fixed annuity, GIC and other business	Total	Total
	Note	note (i)	note (i)
Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs and other intangiblesnote (vi)		-	6,168	6,168	5,197
Total		-	6,168	6,168	5,197
Deferred tax assets		-	2,448	2,448	2,343
Other non-investment and non-cash assetsnote (ii)		-	7,205	7,205	6,617
Investments of long-term business and other operations:
Investment properties		-	5	5	28
Financial investments:
Loans	C3.4	-	7,418	7,418	6,719
Equity securities and portfolio holdings in unit trustsnote (iii)		91,022	194	91,216	82,081
Debt securities	C3.3	-	34,071	34,071	32,980
Other investmentsnote (iv)		-	1,715	1,715	1,670
Total investments		91,022	43,403	134,425	123,478
Cash and cash equivalents		-	1,405	1,405	904
Total assets		91,022	60,629	151,651	138,539
Equity and liabilities
Equity
Shareholders’ equitynote (vii)		-	4,154	4,154	4,067
Total equity		-	4,154	4,154	4,067
Liabilities
Policyholder liabilities:note (vi)
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)note (v)		91,022	47,891	138,913	126,746
Total	C4.1(c)	91,022	47,891	138,913	126,746
Core structural borrowings of shareholder-financed operations		-	169	169	160
Operational borrowings attributable to shareholder-financed operations		-	66	66	179
Deferred tax liabilities		-	2,086	2,086	2,308
Other non-insurance liabilitiesnote (v)		-	6,263	6,263	5,079
Total liabilities		91,022	56,475	147,497	134,472
Total equity and liabilities		91,022	60,629	151,651	138,539

Notes

(i)	These amounts are for separate account assets and liabilities for all variable annuity products comprising those with and without guarantees. Assets and liabilities attaching to variable annuity business that are not held in the separate account, eg, in respect of guarantees are shown within other business.
(ii)	Included within other non-investment and non-cash assets of £7,205 million (2014: £6,617 million) were balances of £6,211 million (2014: £5,979 million) for reinsurers’ share of insurance contract liabilities. Of the £6,211 million as at 31 December 2015, £5,388 million related to the reinsurance ceded by the REALIC business (2014: £5,174 million). Jackson holds collateral for certain of these reinsurance arrangements with a corresponding funds withheld liability. As of 31 December 2015, the funds withheld liability of £2,347 million (2014: £2,201 million) was recorded within other non-insurance liabilities.
(iii)	Equity securities and portfolio holdings in unit trusts include investments in mutual funds, the majority of which are equity-based.

(iv)	Other investments comprise:

	2015 £m	2014 £m
Derivative assets*	905	916
Partnerships in investment pools and other**	810	754
	1,715	1,670
*	After taking account of the derivative liabilities of £249 million (2014: £251 million), which are included in other non-insurance liabilities, the derivative position for US operations is a net asset of £656 million (2014: £665 million).
**	Partnerships in investment pools and other comprise primarily investments in limited partnerships. These include interests in the PPM America Private Equity Fund and diversified investments in 162 (2014: 164) other partnerships by independent money managers that generally invest in various equities and fixed income loans and securities.

(v)	In addition to the policyholder liabilities above, Jackson has entered into a programme of funding arrangements under contracts, which, in substance are almost identical to GICs. The liabilities under these funding agreements totalled, £1,725 million (2014: £844 million) and are included in other non-insurance liabilities in the statement of financial position above.
(vi)	Under IFRS 4, adequacy testing of liabilities, net of deferred acquisition costs is required. The practical application for Jackson is in the context of the deferred acquisition cost asset and the liabilities for Jackson’s insurance contracts being determined in accordance with US GAAP. The liabilities include those in respect of the separate accounts (which naturally reflect separate account assets), policyholder account values, and guarantees measured as described in note C4.2. Under US GAAP, most of Jackson’s products are accounted for under Accounting Standard no. 97 of the Financial Accounting Standards Board (FAS 97) whereby deferred acquisition costs are amortised in line with expected gross profits. Recoverability of the deferred acquisition costs in the balance sheet is tested against the projected value of future profits using current estimates and therefore no additional liability adequacy test is required by IFRS 4. The DAC recoverability test is performed in line with US GAAP requirements which in practice is at the grouped level of those contracts managed together.
(vii)	Changes in shareholders’ equity:

	2015 £m	2014 £m	2013 £m
Operating profit based on longer-term investment returns B1.1	1,691	1,431	1243
Short-term fluctuations in investment returns B1.2	(424)	(1,103)	(625)
Amortisation of acquisition accounting adjustments arising from the purchase of REALIC	(68)	(71)	(65)
Profit before shareholder tax	1,199	257	553
Tax B5	(236)	(8)	(101)
Profit for the year	963	249	452

Profit for the year (as above)	963	249	452
Items recognised in other comprehensive income:
Exchange movements	230	235	(32)
Unrealised valuation movements on securities classified as available-for sale:
Unrealised holding (losses) gains arising during the year	(1,256)	1,039	(2,025)
Less: net gains included in the income statement	(49)	(83)	(64)
Total unrealised valuation movements	(1,305)	956	(2,089)
Related change in amortisation of deferred acquisition costs C5.1(b)	337	(87)	498
Related tax	339	(304)	557
Total other comprehensive (loss) income	(399)	800	(1,066)
Total comprehensive income (loss) for the year	564	1,049	(614)
Dividends, interest payments to central companies and other movements	(477)	(428)	(283)
Net increase (decrease) in equity	87	621	(897)
Shareholders’ equity at beginning of year	4,067	3,446	4,343
Shareholders’ equity at end of year	4,154	4,067	3,446

C2.3	UK insurance operations

Of the total investments of £165 billion in UK insurance operations, £104 billion of investments are held by Scottish Amicable Insurance Fund and the PAC with-profits sub-fund. Shareholders are exposed only indirectly to value movements on these assets.

		31 Dec 2015 £m						31 Dec 2014 £m
				Other funds and subsidiaries
		Scottish Amicable Insurance Fund	PAC with- profits sub- fund	Unit- linked assets and liabilities	Annuity and other long-term business	Total	Total	Total
By operating segment	Note	note (i)	note (ii)
Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs and other intangible assets		-	-	-	83	83	83	86
Total		-	-	-	83	83	83	86
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes		-	185	-	-	-	185	186
Deferred acquisition costs		-	8	-	-	-	8	7
Total		-	193	-	-	-	193	193
Total		-	193	-	83	83	276	279
Deferred tax assets		1	82	-	49	49	132	132
Other non-investment and non-cash assets		171	4,131	371	2,536	2,907	7,209	6,826
Investments of long-term business and other operations:
Investment properties		358	10,757	705	1,592	2,297	13,412	12,736
Investments in joint ventures and associates accounted for using the equity method		-	434	-	-	-	434	536
Financial investments:
Loans	C3.4	61	1,998	-	1,512	1,512	3,571	4,254
Equity securities and portfolio holdings in unit trusts		2,530	29,804	15,214	45	15,259	47,593	43,468
Debt securities	C3.3	2,331	42,204	6,481	32,085	38,566	83,101	86,349
Other investmentsnote (iii)		210	4,807	13	456	469	5,486	5,782
Deposits		399	8,383	835	1,609	2,444	11,226	12,253
Total investments		5,889	98,387	23,248	37,299	60,547	164,823	165,378
Properties held for sale		-	2	-	-	-	2	5
Cash and cash equivalents		169	1,591	466	654	1,120	2,880	2,457
Total assets		6,230	104,386	24,085	40,621	64,706	175,322	175,077

		31 Dec 2015 £m						31 Dec 2014 £m
				Other funds and subsidiaries
		Scottish Amicable Insurance Fund	PAC with- profits sub-fund	Unit- linked assets and liabilities	Annuity and other long- term business	Total	Total	Total
	Note	note (i)	note (ii)				note (iv)
Equity and liabilities
Equity
Shareholders’ equity		-	-	-	5,140	5,140	5,140	3,804

Total equity		-	-	-	5,140	5,140	5,140	3,804

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)		5,919	83,607	21,442	31,382	52,824	142,350	144,088
Unallocated surplus of with-profits funds (reflecting application of ‘realistic’ basis provisions for UK regulated with-profits funds)		-	10,543	-	-	-	10,543	10,348

Total	C4.1(d)	5,919	94,150	21,442	31,382	52,824	152,893	154,436

Operational borrowings attributable to shareholder-financed operations		-	-	4	175	179	179	74
Borrowings attributable to with-profits funds		12	1,320	-	-	-	1,332	1,093
Deferred tax liabilities		31	821	-	310	310	1,162	1,228
Other non-insurance liabilities		268	8,095	2,639	3,614	6,253	14,616	14,442

Total liabilities		6,230	104,386	24,085	35,481	59,566	170,182	171,273

Total equity and liabilities		6,230	104,386	24,085	40,621	64,706	175,322	175,077

Notes

(i)	The fund is solely for the benefit of policyholders of SAIF. Shareholders have no interest in the profits of this fund although they are entitled to asset management fees on this business. SAIF is a separate sub-fund within the PAC long-term business fund.
(ii)	The PAC with-profits sub-fund (WPSF) mainly contains with-profits business but it also contains some non-profit business (unit-linked, term assurances and annuities). Included in the PAC with-profits fund is £10.8 billion (2014: £11.7 billion) of non-profits annuities liabilities. The WPSF’s profits are apportioned 90 per cent to its policyholders and 10 per cent to shareholders as surplus for distribution is determined via the annual actuarial valuation. For the purposes of this table and subsequent explanation, references to the WPSF also include, for convenience, the amounts attaching to the Defined Charges Participating Sub-fund which comprises 4 per cent of the total assets of the WPSF and includes the with-profits annuity business transferred to Prudential from the Equitable Life Assurance Society on 1 December 2007 (with assets of approximately £1.7 billion). Profits to shareholders on this with-profits annuity business emerge on a ‘charges less expenses’ basis and policyholders are entitled to 100 per cent of the investment earnings.
(iii)	Other investments comprise:

	2015 £m	2014 £m
Derivative assets*	1,930	2,344
Partnerships in investment pools and other**	3,556	3,438
	5,486	5,782
*	After taking account of derivative liabilities of £2,125 million (2014: £1,381 million), which are also included in the statement of financial position, the overall derivative position was a net liability of £195 million (2014: net asset of £963 million).
**	Partnerships in investment pools and other comprise mainly investments held by the PAC with-profits fund. These investments are primarily investments in limited partnerships and additionally, investments in property funds.

(iv)	The shareholders’ equity at 31 December 2015 includes the effect of a classification change of £702 million from Other operations to UK insurance operations in order to align with Solvency II segmental reporting, with no overall effect on the Group’s shareholders’ equity.

C2.4	Asset management operations

		31 Dec 2015 £m					31 Dec 2014 £m
	Note	M&G	Prudential Capital	US	Eastspring Investments	Total	Total
Assets
Intangible assets:
Goodwill		1,153	-	16	61	1,230	1,230
Deferred acquisition costs and other intangible assets		16	-	3	2	21	21
Total		1,169	-	19	63	1,251	1,251
Other non-investment and non-cash assets		715	614	236	79	1,644	1,605
Investments in joint ventures and associates accounted for using the equity method		29	-	-	96	125	107
Financial investments:
Loans	C3.4	-	885	-	-	885	854
Equity securities and portfolio holdings in unit trusts		70	-	-	15	85	79
Debt securities	C3.3	-	2,204	-	-	2,204	2,293
Other investments		15	74	5	-	94	121
Deposits		-	-	50	39	89	74
Total investments		114	3,163	55	150	3,482	3,528
Cash and cash equivalents		430	415	79	130	1,054	1,044
Total assets		2,428	4,192	389	422	7,431	7,428
Equity and liabilities
Equity
Shareholders’ equity		1,774	70	182	306	2,332	2,077
Total equity		1,774	70	182	306	2,332	2,077
Liabilities
Core structural borrowing of shareholder-financed operations		-	275	-	-	275	275
Operational borrowings attributable to shareholder-financed operations		10	-	-	-	10	6
Intra-group debt represented by operational borrowings at Group level note (i)		-	1,705	-	-	1,705	2,004
Other non-insurance liabilitiesnote (ii)		644	2,142	207	116	3,109	3,066
Total liabilities		654	4,122	207	116	5,099	5,351
Total equity and liabilities		2,428	4,192	389	422	7,431	7,428

Notes

(i)	Intra-group debt represented by operational borrowings at Group level, which are in respect of Prudential Capital’s short-term fixed income security programme and comprise:

	2015 £m	2014 £m
Commercial Paper	1,107	1,704
Medium Term Notes	598	300
Total intra-group debt represented by operational borrowings at Group level	1,705	2,004

(ii)	Other non-insurance liabilities consist primarily of intra-group balances, derivative liabilities and other creditors.

C3	Assets and Liabilities – classification and measurement

C3.1	Group assets and liabilities – classification

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

	31 December 2015 £m					31 December 2014 £m
	At fair value		Cost/ amortised cost/IFRS 4 basis value	Total carrying value	Fair value, where applicable	At fair value		Cost/ amortised cost/IFRS 4 basis value	Total carrying value	Fair value, where applicable
			note (i)					note (i)
Assets	Through profit or loss	Available- for-sale				Through profit or loss	Available- for-sale
Intangible assets attributable to shareholders:
Goodwill	-	-	1,463	1,463		-	-	1,463	1,463
Deferred acquisition costs and other intangible assets	-	-	8,422	8,422		-	-	7,261	7,261

Total	-	-	9,885	9,885		-	-	8,724	8,724

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	-	-	185	185		-	-	186	186
Deferred acquisition costs and other intangible assets	-	-	50	50		-	-	61	61

Total	-	-	235	235		-	-	247	247

Total intangible assets	-	-	10,120	10,120		-	-	8,971	8,971

Other non-investment and non-cash assets:
Property, plant and equipment	-	-	1,197	1,197		-	-	978	978
Reinsurers’ share of insurance contract liabilities	-	-	7,903	7,903		-	-	7,167	7,167
Deferred tax assets	-	-	2,819	2,819		-	-	2,765	2,765
Current tax recoverable	-	-	477	477		-	-	117	117
Accrued investment income	-	-	2,751	2,751	2,751	-	-	2,667	2,667	2,667
Other debtors	-	-	1,955	1,955	1,955	-	-	1,852	1,852	1,852

Total	-	-	17,102	17,102		-	-	15,546	15,546

Investments of long-term business and other operations:note (ii)
Investment properties	13,422	-	-	13,422	13,422	12,764	-	-	12,764	12,764
Investments accounted for using the equity method	-	-	1,034	1,034		-	-	1,017	1,017
Loansnote (iv)	2,438	-	10,520	12,958	13,482	2,291	-	10,550	12,841	13,548
Equity securities and portfolio holdings in unit trusts	157,453	-	-	157,453	157,453	144,862	-	-	144,862	144,862
Debt securitiesnote (v)	113,687	33,984	-	147,671	147,671	112,354	32,897	-	145,251	145,251
Other investmentsnote (vi)	7,353	-	-	7,353	7,353	7,623	-	-	7,623	7,623
Deposits	-	-	12,088	12,088	12,088	-	-	13,096	13,096	13,096

Total investments	294,353	33,984	23,642	351,979		279,894	32,897	24,663	337,454

Assets held for salenote (vii)	2	-	-	2	2	824	-	-	824	824
Cash and cash equivalents	-	-	7,782	7,782	7,782	-	-	6,409	6,409	6,409

Total assets	294,355	33,984	58,646	386,985		280,718	32,897	55,589	369,204

	31 December 2015 £m					31 December 2014 £m
	At fair value		Cost/ amortised cost/IFRS 4 basis value	Total carrying value	Fair value, where applicable	At fair value		Cost/ amortised cost/IFRS 4 basis value	Total carrying value	Fair value, where applicable
	Through profit or loss	Available- for-sale				Through profit or loss	Available- for-sale
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities	-	-	260,622	260,622		-	-	250,038	250,038
Investment contract liabilities with discretionary participation featuresnote (iii)	-	-	42,959	42,959		-	-	39,277	39,277
Investment contract liabilities without discretionary participation features	16,022	-	2,784	18,806	18,842	17,554	-	2,670	20,224	20,211
Unallocated surplus of with-profits funds	-	-	13,227	13,227		-	-	12,450	12,450

Total	16,022	-	319,592	335,614		17,554	-	304,435	321,989

Core structural borrowings of shareholder-financed operations	-	-	5,011	5,011	5,419	-	-	4,304	4,304	4,925
Other borrowings:note (v)
Operational borrowings attributable to shareholder-financed operations	-	-	1,960	1,960	1,960	-	-	2,263	2,263	2,263
Borrowings attributable to with-profits operations	-	-	1,332	1,332	1,344	-	-	1,093	1,093	1,108

Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements	-	-	3,765	3,765	3,775	-	-	2,347	2,347	2,361
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	7,873	-	-	7,873	7,873	7,357	-	-	7,357	7,357
Deferred tax liabilities	-	-	4,010	4,010		-	-	4,291	4,291
Current tax liabilities	-	-	325	325		-	-	617	617
Accruals and deferred income	-	-	952	952		-	-	947	947
Other creditors	322	-	4,554	4,876	4,876	327	-	3,935	4,262	4,262
Provisions	-	-	604	604		-	-	724	724
Derivative liabilities	3,119	-	-	3,119	3,119	2,323	-	-	2,323	2,323
Other liabilities	2,347	-	2,241	4,588	4,588	2,201	-	1,904	4,105	4,105

Total	13,661	-	16,451	30,112		12,208	-	14,765	26,973

Liabilities held for salenote (vii)	-	-	-	-		770	-	-	770	770

Total liabilities	29,683	-	344,346	374,029		30,532	-	326,860	357,392

Notes

(i)	Assets carried at cost or amortised cost are subject to impairment testing where appropriate under IFRS requirements. This category also includes assets which are valued by reference to specific IFRS standards such as reinsurers’ share of insurance contract liabilities, deferred tax assets and investments accounted for under the equity method.
(ii)	Realised gains and losses on the Group’s investments for 2015 recognised in the income statement amounted to a net gain of £3.0 billion (2014: £2.9 billion).
(iii)	The carrying value of investment contracts with discretionary participation features is on IFRS 4 basis. It is impractical to determine the fair value of these contracts due to the lack of a reliable basis to measure participation features.
(iv)	Loans and receivables are reported net of allowance for loan losses of £10 million (2014: £21 million).
(v)	As at 31 December 2015, £481 million (2014: £477 million) of convertible bonds were included in debt securities and £1,217 million (2014: £1,148 million) were included in borrowings.
(vi)	See note C3.5(b) for details of the derivative assets included. The balance also contains the PAC with-profits fund’s participation in various investment funds and limited liability property partnerships.
(vii)	Assets and liabilities held for sale are valued at fair value less costs to sell.

C3.2	Group assets and liabilities – measurement

(a)	Determination of fair value

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

Financial instruments at fair value

	31 Dec 2015 £m
	Level 1	Level 2	Level 3	Total
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs
Analysis of financial investments, net of derivative liabilities by business type
With-profits
Equity securities and portfolio holdings in unit trusts	35,441	3,200	554	39,195
Debt securities	20,312	40,033	525	60,870
Other investments (including derivative assets)	85	1,589	3,371	5,045
Derivative liabilities	(110)	(1,526)	-	(1,636)
Total financial investments, net of derivative liabilities	55,728	43,296	4,450	103,474
Percentage of total	54%	42%	4%	100%
Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	116,691	354	22	117,067
Debt securities	4,350	4,940	-	9,290
Other investments (including derivative assets)	5	20	4	29
Derivative liabilities	(2)	(16)	-	(18)
Total financial investments, net of derivative liabilities	121,044	5,298	26	126,368
Percentage of total	96%	4%	0%	100%
Non-linked shareholder-backed
Loans	-	255	2,183	2,438
Equity securities and portfolio holdings in unit trusts	1,150	10	31	1,191
Debt securities	17,767	59,491	253	77,511
Other investments (including derivative assets)	-	1,378	901	2,279
Derivative liabilities	-	(1,112)	(353)	(1,465)
Total financial investments, net of derivative liabilities	18,917	60,022	3,015	81,954
Percentage of total	23%	73%	4%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans*	-	255	2,183	2,438
Equity securities and portfolio holdings in unit trusts	153,282	3,564	607	157,453
Debt securities	42,429	104,464	778	147,671
Other investments (including derivative assets)	90	2,987	4,276	7,353
Derivative liabilities	(112)	(2,654)	(353)	(3,119)
Total financial investments, net of derivative liabilities	195,689	108,616	7,491	311,796
Investment contracts liabilities without discretionary participation features held at fair value	-	(16,022)	-	(16,022)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(5,782)	(1,055)	(1,036)	(7,873)
Other financial liabilities held at fair value	-	(322)	(2,347)	(2,669)
Total financial instruments at fair value	189,907	91,217	4,108	285,232
Percentage of total	67%	32%	1%	100%
*	Loans in the above table are those classified as fair value through profit and loss in note C3.1.

	31 Dec 2014 £m
	Level 1	Level 2	Level 3	Total
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs
Analysis of financial investments, net of derivative liabilities by business type
With-profits
Equity securities and portfolio holdings in unit trusts	31,136	2,832	694	34,662
Debt securities	16,415	42,576	582	59,573
Other investments (including derivative assets)	96	1,997	3,252	5,345
Derivative liabilities	(72)	(1,024)	-	(1,096)
Total financial investments, net of derivative liabilities	47,575	46,381	4,528	98,484
Percentage of total	48%	47%	5%	100%
Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	108,392	336	21	108,749
Debt securities	4,509	6,375	11	10,895
Other investments (including derivative assets)	4	29	-	33
Derivative liabilities	(10)	(12)	-	(22)
Total financial investments, net of derivative liabilities	112,895	6,728	32	119,655
Percentage of total	94%	6%	0%	100%
Non-linked shareholder-backed
Loans	-	266	2,025	2,291
Equity securities and portfolio holdings in unit trusts	1,303	116	32	1,451
Debt securities	15,806	58,780	197	74,783
Other investments (including derivative assets)	-	1,469	776	2,245
Derivative liabilities	-	(867)	(338)	(1,205)
Total financial investments, net of derivative liabilities	17,109	59,764	2,692	79,565
Percentage of total	22%	75%	3%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans*	-	266	2,025	2,291
Equity securities and portfolio holdings in unit trusts	140,831	3,284	747	144,862
Debt securities	36,730	107,731	790	145,251
Other investments (including derivative assets)	100	3,495	4,028	7,623
Derivative liabilities	(82)	(1,903)	(338)	(2,323)
Total financial investments, net of derivative liabilities	177,579	112,873	7,252	297,704
Investment contracts liabilities without discretionary participation features held at fair value	-	(17,554)	-	(17,554)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(5,395)	(671)	(1,291)	(7,357)
Other financial liabilities held at fair value	-	(327)	(2,201)	(2,528)
Total financial instruments at fair value	172,184	94,321	3,760	270,265
Percentage of total	64%	35%	1%	100%
*	Loans in the above table are those classified as fair value through profit or loss in note C3.1.

In addition to the financial instruments shown above, the assets and liabilities held for sale on the consolidated statement of financial position at 31 December 2014 in respect of Japan life business included a net financial instruments balance of £844 million, primarily for equity securities and debt securities. Of this amount, £814 million was classified as level 1 and £30 million as level 2.

Investment properties at fair value

	31 December £m
	Level 1	Level 2	Level 3	Total
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs
2015	-	-	13,422	13,422
2014	-	-	12,764	12,764

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

	31 Dec 2015 £m
	Level 1	Level 2	Level 3	Total
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs
Assets
Loans	-	3,423	7,621	11,044

Liabilities
Investment contract liabilities without discretionary participation features	-	-	(2,820)	(2,820)
Core structural borrowings of shareholder-financed operations	-	(5,419)	-	(5,419)
Operational borrowings attributable to shareholder-financed operations	-	(1,956)	(4)	(1,960)
Borrowings attributable to the with-profits funds	-	(1,270)	(74)	(1,344)
Obligations under funding, securities lending and sale and repurchase agreements	-	(2,040)	(1,735)	(3,775)

	31 Dec 2014 £m
	Level 1	Level 2	Level 3	Total
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs
Assets
Loans	-	4,446	6,811	11,257

Liabilities
Investment contract liabilities without discretionary participation features	-	-	(2,657)	(2,657)
Core structural borrowings of shareholder-financed operations	-	(4,926)	-	(4,926)
Operational borrowings attributable to shareholder-financed operations	-	(2,241)	(22)	(2,263)
Borrowings attributable to the with-profits funds	-	(1,050)	(58)	(1,108)
Obligations under funding, securities lending and sale and repurchase agreements	-	(1,505)	(856)	(2,361)

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

Of the total level 2 debt securities of £104,464 million at 31 December 2015 (2014: £107,731 million), £10,331 million are valued internally (2014: £10,093 million). The majority of such securities are valued using matrix pricing, which is based on assessing the credit quality of the underlying borrower to derive a suitable discount rate relative to government securities of a comparable duration. Under matrix pricing, the debt securities are priced taking the credit spreads on comparable quoted public debt securities and applying these to the equivalent debt instruments factoring in a specified liquidity premium. The majority of the parameters used in this valuation technique are readily observable in the market and, therefore, are not subject to interpretation.

(d)	Fair value measurements for level 3 fair valued assets and liabilities

Reconciliation of movements in level 3 assets and liabilities measured at fair value

The following table reconciles the value of level 3 fair valued assets and liabilities at 1 January 2015 to that presented at 31 December 2015.

Financial instruments at fair value

	£m
2015	At 1 Jan	Total gains/ losses in income statement	Total gains/ losses recorded as other compre- hensive income	Purchases	Sales	Settled	Issued	Transfers into level 3	Transfers out of level 3	At 31 Dec
Loans	2,025	2	119	-	-	(168)	205	-	-	2,183
Equity securities and portfolio holdings in unit trusts	747	52	3	32	(143)	-	-	4	(88)	607
Debt securities	790	(75)	1	243	(259)	-	-	82	(4)	778
Other investments (including derivative assets)	4,028	213	68	547	(700)	-	-	120	-	4,276
Derivative liabilities	(338)	(15)	-	-	-	-	-	-	-	(353)
Total financial investments, net of derivative liabilities	7,252	177	191	822	(1,102)	(168)	205	206	(92)	7,491
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,291)	(160)	(1)	(5)	9	412	-	-	-	(1,036)
Other financial liabilities	(2,201)	(3)	(128)	-	-	218	(233)	-	-	(2,347)
Total financial instruments at fair value	3,760	14	62	817	(1,093)	462	(28)	206	(92)	4,108

2014
Loans	1,887	1	118	-	-	(175)	194	-	-	2,025
Equity securities and portfolio holdings in unit trusts	649	118	2	26	(50)	-	-	2	-	747
Debt securities	670	271	(7)	49	(169)	-	-	11	(35)	790
Other investments (including derivative assets)	3,758	337	36	371	(474)	-	-	-	-	4,028
Derivative liabilities	(201)	(138)	-	-	-	-	-	-	1	(338)
Total financial investments, net of derivative liabilities	6,763	589	149	446	(693)	(175)	194	13	(34)	7,252
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,327)	(14)	-	(18)	18	123	(73)	-	-	(1,291)
Other financial liabilities	(2,051)	(10)	(129)	-	-	279	(290)	-	-	(2,201)
Total financial instruments at fair value	3,385	565	20	428	(675)	227	(169)	13	(34)	3,760

Of the total net gains and losses in the income statement of £14 million (2014: £565 million), £67 million (2014: £344 million) relates to net unrealised gains of financial instruments still held at the end of the year, which can be analysed as follows:

	2015 £m	2014 £m

Equity securities	94	70
Debt securities	(12)	149
Other investments	160	284
Derivative liabilities	(15)	(137)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(160)	(14)
Other financial liabilities	-	(8)
Total	67	344

Other assets at fair value – investment properties

	£m
	At 1 Jan	Total gains/ losses in income statement	Total gains/ losses in other compre- hensive income	Purchases	Sales	Transfers into level 3	Transfers out of level 3	At 31 Dec
2015	12,764	537	21	757	(662)	5	-	13,422
2014	11,477	914	20	728	(370)	-	(5)	12,764

Of the total net gains and losses in the income statement of £537 million (2014: £914 million), £505 million (2014: £851 million) relates to net unrealised gains of investment properties still held at the end of the year.

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

At 31 December 2015, the Group held £4,108 million (2014: £3,760 million) of net financial instruments at fair value within level 3. This represents 1 per cent (2014: 1 per cent) of the total fair valued financial assets net of fair valued financial liabilities.

Included within these amounts were loans of £2,183 million at 31 December 2015 (2014: £2,025 million), measured as the loan outstanding balance, attached to REALIC and held to back the liabilities for funds withheld under reinsurance arrangements. The funds withheld liability of £2,347 million at 31 December 2015 (2014: £2,201 million) was also classified within level 3, accounted for on a fair value basis being equivalent to the carrying value of the underlying assets.

Excluding the loans and funds withheld liability under REALIC’s reinsurance arrangements as described above, which amounted to a net liability of £(164) million (2014: £(176) million), the level 3 fair valued financial assets net of financial liabilities were £4,272 million (2014: £3,936 million). Of this amount, a net liability of £(77) million (2014: net asset of £11 million) was internally valued, representing less than 0.1 per cent of the total fair valued financial assets net of financial liabilities (2014: less than 0.1 per cent). Internal valuations are inherently more subjective than external valuations. Included within these internally valued net asset/liability were:

(a)	Debt securities of £381 million (2014: £298 million), which were either valued on a discounted cash flow method with an internally developed discount rate or on external prices adjusted to reflect the specific known conditions relating to these securities (eg distressed securities or securities which were being restructured).

(b)	Private equity and venture investments of £852 million (2014: £1,002 million) which were valued internally based on management information available for these investments. These investments were principally held by consolidated investment funds which are managed on behalf of third parties.
(c)	Liabilities of £(1,013) million (2014: £(1,269) million) for the net asset value attributable to external unit holders in respect of the consolidated investment funds, which are non-recourse to the Group. These liabilities are valued by reference to the underlying assets.
(d)	Derivative liabilities of £(353) million (2014: £(23) million) which are valued internally using standard market practices but are subject to independent assessment against external counterparties’ valuations.
(e)	Other sundry individual financial investments of £56 million (2014: £3 million).

Of the internally valued net liability referred to above of £(77) million (2014: net asset of £11 million):

(a)	A net asset of £29 million (2014: net liability of £(133) million) was held by the Group’s participating funds and therefore shareholders’ profit and equity are not impacted by movements in the valuation of these financial instruments.
(b)	A net liability of £(106) million (2014: net asset of £144 million) was held to support non-linked shareholder-backed business. If the value of all the level 3 instruments held to support non-linked shareholder-backed business valued internally was varied downwards by 10 per cent, the change in valuation would be £11 million (2014: £14 million), which would reduce shareholders’ equity by this amount before tax. Of this amount, a decrease of £10 million (2014: a decrease of £13 million) would pass through the income statement substantially as part of short-term fluctuations in investment returns outside of operating profit and a £1 million decrease (2014: a decrease of £1 million) would be included as part of other comprehensive income, being unrealised movements on assets classified as available-for-sale.

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

During 2015, the transfers between levels within the Group’s portfolio were primarily transfers from level 1 to level 2 of £648 million and transfers from level 2 to level 1 of £283 million. These transfers which relate to equity securities and debt securities arose to reflect the change in the observability of the inputs used in valuing these securities.

In addition, in 2015, the transfers into level 3 were £136 million and the transfers out of level 3 were £92 million. These transfers were between levels 3 and 2 and primarily for equity securities and debt securities.

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

Debt securities are carried at fair value. The amounts included in the statement of financial position are analysed as follows, with further information relating to the credit quality of the Group’s debt securities at 31 December 2015 provided in the notes below.

	2015 £m	2014 £m
Insurance operations:
Asianote (a)	28,292	23,629
USnote (b)	34,071	32,980
UKnote (c)	83,101	86,349
Other operationsnote (d)	2,207	2,293
Total	147,671	145,251

In the tables below, with the exception of some mortgage-backed securities, Standard & Poor’s (S&P) ratings have been used where available. For securities where S&P ratings are not immediately available, those produced by Moody’s and then Fitch have been used as an alternative.

(a)	Asia insurance operations

	2015 £m				2014 £m
	With-profits business	Unit-linked assets	Other business	Total	Total
S&P – AAA	831	30	178	1,039	962
S&P – AA+ to AA-	5,997	395	1,228	7,620	6,332
S&P – A+ to A-	1,872	341	1,701	3,914	3,922
S&P – BBB+ to BBB-	1,872	734	1,527	4,133	3,545
S&P – Other	1,778	192	1,213	3,183	1,839
	12,350	1,692	5,847	19,889	16,600
Moody’s – Aaa	558	184	290	1,032	1,282
Moody’s – Aa1 to Aa3	173	9	1,310	1,492	1,141
Moody’s – A1 to A3	497	68	178	743	366
Moody’s – Baa1 to Baa3	324	285	181	790	585
Moody’s – Other	79	10	9	98	68
	1,631	556	1,968	4,155	3,442
Fitch	861	162	389	1,412	1,009
Other	1,493	399	944	2,836	2,578
Total debt securities	16,335	2,809	9,148	28,292	23,629

In addition to the debt securities shown above, the assets held for sale on the consolidated statement of financial position at 31 December 2014 in respect of Japan life business included a debt securities balance of £351 million.

The following table analyses debt securities of ‘Other business’ which are not externally rated by S&P, Moody’s or Fitch.

	2015 £m	2014 £m
Government bonds	162	174
Corporate bonds*	481	654
Other	301	134
	944	962
*	Rated as investment grade by local external ratings agencies.

(b)	US insurance operations
(i)	Overview

	2015 £m	2014 £m
Corporate and government security and commercial loans:
Government	4,242	3,972
Publicly traded and SEC Rule 144A securities*	21,776	20,745
Non-SEC Rule 144A securities	3,733	3,745
Total	29,751	28,462
Residential mortgage-backed securities (RMBS)	1,284	1,567
Commercial mortgage-backed securities (CMBS)	2,403	2,343
Other debt securities	633	608
Total US debt securities†	34,071	32,980
*	A 1990 SEC rule that facilitates the resale of privately placed securities under Rule 144A that are without SEC registration to qualified institutional investors. The rule was designed to develop a more liquid and efficient institutional resale market for unregistered securities.
†	Debt securities for US operations included in the statement of financial position comprise:

	2015 £m	2014 £m
Available-for-sale	33,984	32,897
Fair value through profit or loss:
Securities held to back liabilities for funds withheld under reinsurance arrangement	87	83
	34,071	32,980

(ii)	Valuation basis, presentation of gains and losses and securities in an unrealised loss position

Under IAS 39, unless categorised as ‘held to maturity’ or ‘loans and receivables’, debt securities are required to be fair valued. Where available, quoted market prices are used. However, where securities do not have an externally quoted price based on regular trades or where markets for the securities are no longer active as a result of market conditions, IAS 39 requires that valuation techniques be applied. IFRS 13 requires classification of the fair values applied by the Group into a three-level hierarchy. At 31 December 2015, 0.1 per cent of Jackson’s debt securities were classified as level 3 (31 December 2014: 0.1 per cent) comprising of fair values where there are significant inputs which are not based on observable market data.

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

Movements in unrealised gains and losses on available-for-sale securities

There was a movement in the statement of financial position value for debt securities classified as available-for-sale from a net unrealised gain of £1,840 million to a net unrealised gain of £592 million as analysed in the table below. This decrease reflects the effects of increasing long-term interest rates and credit spreads.

	2015	Changes in unrealised appreciation**	Foreign exchange translation	2014
	Reflected as part of movement in other comprehensive income
	£m	£m	£m	£m
Assets fair valued at below book value
Book value*	13,163			5,899
Unrealised loss	(673)	(464)	(29)	(180)
Fair value (as included in statement of financial position)	12,490			5,719
Assets fair valued at or above book value
Book value*	20,229			25,158
Unrealised gain	1,265	(841)	86	2,020
Fair value (as included in statement of financial position)	21,494			27,178
Total
Book value*	33,392			31,057
Net unrealised gain	592	(1,305)	57	1,840
Fair value (as included in the footnote above in the overview table and the statement of financial position)	33,984			32,897
*	Book value represents cost/amortised cost of the debt securities.
**	Translated at the average rate of US$1.5283: £1.00.

Debt securities classified as available-for-sale in an unrealised loss position

(a)	Fair value of securities as a percentage of book value

The following table shows the fair value of the debt securities in a gross unrealised loss position for various percentages of book value:

	2015 £m		2014 £m
	Fair value	Unrealised loss	Fair value	Unrealised loss
Between 90% and 100%	11,058	(320)	5,429	(124)
Between 80% and 90%	902	(144)	245	(37)
Below 80%:
Residential mortgage-backed securities – sub-prime	4	(1)	4	(1)
Commercial mortgage-backed securities	-	-	10	(3)
Other asset-backed securities	9	(7)	9	(6)
Corporates	517	(201)	22	(9)
	530	(209)	45	(19)
Total	12,490	(673)	5,719	(180)

(b)	Unrealised losses by maturity of security

	2015 £m	2014 £m
1 year to 5 years	(51)	(5)
5 years to 10 years	(334)	(90)
More than 10 years	(247)	(54)
Mortgage-backed and other debt securities	(41)	(31)
Total	(673)	(180)

(c)	Age analysis of unrealised losses for the periods indicated

The following table shows the age analysis of all the unrealised losses in the portfolio by reference to the length of time the securities have been in an unrealised loss position:

	2015 £m			2014 £m
	Non- investment grade	Investment grade	Total	Non- investment grade	Investment grade	Total
Less than 6 months	(13)	(148)	(161)	(18)	(46)	(64)
6 months to 1 year	(17)	(332)	(349)	(1)	(1)	(2)
1 year to 2 years	(16)	(63)	(79)	(6)	(51)	(57)
2 years to 3 years	(3)	(38)	(41)	(1)	(36)	(37)
More than 3 years	(3)	(40)	(43)	(7)	(13)	(20)
Total	(52)	(621)	(673)	(33)	(147)	(180)

Further, the following table shows the age analysis as at 31 December 2015, of the securities whose fair values were below 80 per cent of the book value:

	2015 £m		2014 £m
Age analysis	Fair value	Unrealised loss	Fair value	Unrealised loss
Less than 3 months	450	(165)	17	(7)
3 months to 6 months	64	(34)	3	(1)
More than 6 months	16	(10)	25	(11)
	530	(209)	45	(19)

(iii)	Ratings

The following table summarises the securities detailed above by rating using S&P, Moody’s, Fitch and implicit ratings of mortgage-backed securities based on National Association of Insurance Commissioners (NAIC) valuations.

	2015 £m	2014 £m
S&P – AAA	196	164
S&P – AA+ to AA-	5,512	6,067
S&P – A+ to A-	8,592	8,640
S&P – BBB+ to BBB-	11,378	10,308
S&P – Other	817	1,016
	26,495	26,195
Moody’s – Aaa	963	84
Moody’s – Aa1 to Aa3	41	29
Moody’s – A1 to A3	49	27
Moody’s – Baa1 to Baa3	88	72
Moody’s – Other	13	8
	1,154	220
Implicit ratings of MBS based on NAIC* valuations (see below)
NAIC 1	2,746	2,786
NAIC 2	45	85
NAIC 3-6	17	58
	2,808	2,929
Fitch	345	300
Other **	3,269	3,336
Total debt securities (see overview table in note (i) above)	34,071	32,980

*	The Securities Valuation Office of the NAIC classifies debt securities into six quality categories ranging from Class 1 (the highest) to Class 6 (the lowest). Performing securities are designated as Classes 1 to 5 and securities in or near default are designated Class 6.
**	The amounts within ‘Other’ which are not rated by S&P, Moody’s nor Fitch, nor are MBS securities using the revised regulatory ratings, have the following NAIC classifications:

	2015 £m	2014 £m
NAIC 1	1,588	1,322
NAIC 2	1,549	1,890
NAIC 3-6	132	124
	3,269	3,336

For some mortgage-backed securities within Jackson, the table above includes these securities using the regulatory ratings detail issued by the NAIC. These regulatory ratings levels were established by an external third party, BlackRock Solutions.

(c)	UK insurance operations

	2015 £m
			Other funds and subsidiaries			UK insurance operations
	Scottish Amicable Insurance Fund	PAC with- profits fund	Unit-linked assets	PRIL	Other annuity and long-term business	2015 Total	2014 Total
						£m	£m
S&P – AAA	216	4,067	984	3,779	531	9,577	9,376
S&P – AA+ to AA-	454	5,627	853	3,990	518	11,442	11,249
S&P – A+ to A-	514	7,937	1,049	6,239	700	16,439	21,491
S&P – BBB+ to BBB-	618	10,953	1,888	3,912	717	18,088	16,741
S&P – Other	140	2,277	244	269	60	2,990	2,867
	1,942	30,861	5,018	18,189	2,526	58,536	61,724
Moody’s – Aaa	31	1,230	106	399	51	1,817	2,063
Moody’s – Aa1 to Aa3	67	2,159	989	3,611	901	7,727	7,129
Moody’s – A1 to A3	51	921	112	1,466	188	2,738	2,686
Moody’s – Baa1 to Baa3	29	569	100	304	29	1,031	1,376
Moody’s – Other	7	244	10	57	-	318	436
	185	5,123	1,317	5,837	1,169	13,631	13,690
Fitch	12	323	43	160	14	552	848
Other	192	5,897	103	3,839	351	10,382	10,087
Total debt securities	2,331	42,204	6,481	28,025	4,060	83,101	86,349

Where no external ratings are available, internal ratings produced by the Group’s asset management operation, which are prepared on the Company’s assessment of a comparable basis to external ratings, are used where possible. The £10,382 million total debt securities held at 31 December 2015 (2014: £10,087 million) which are not externally rated are either internally rated or unrated. These are analysed as follows:

	2015 £m	2014 £m
Internal ratings or unrated:
AAA to A-	5,570	4,917
BBB to B-	3,234	3,755
Below B- or unrated	1,578	1,415
Total	10,382	10,087

The majority of unrated debt security investments were held in SAIF and the PAC with-profits fund and relate to convertible debt and other investments which are not covered by ratings analysts nor have an internal rating attributed to them. Of the £4,190 million for PRIL and other annuity and long-term business investments for non-linked shareholder-backed business which are not externally rated, £1,256 million were internally rated AA+ to AA-, £1,808 million A+ to A-, £988 million BBB+ to BBB-, £60 million BB+ to BB- and £78 million that were internally rated B+ and below or unrated.

(d)	Other operations

The debt securities are principally held by Prudential Capital.

	2015 £m	2014 £m
AAA to A- by S&P or equivalent ratings	2,090	2,056
Other	117	237
Total	2,207	2,293

(e)	Asset-backed securities

The Group’s holdings in Asset-Backed Securities (ABS), which comprise Residential Mortgage-Backed Securities (RMBS), Commercial Mortgage-Backed Securities (CMBS), Collateralised Debt Obligations (CDO) funds and other asset-backed securities, at 31 December 2015 are as follows:

	2015 £m	2014 £m
Shareholder-backed operations:
Asia insurance operationsnote (i)	111	104
US insurance operationsnote (ii)	4,320	4,518
UK insurance operations (2015: 21% AAA, 40% AA)note (iii)	1,531	1,864
Asset management operationsnote (iv)	911	875
	6,873	7,361
With-profits operations:
Asia insurance operationsnote (i)	262	228
UK insurance operations (2015: 52% AAA, 20% AA)note (iii)	4,600	5,126
	4,862	5,354
Total	11,735	12,715

Notes

(i)	Asia insurance operations
The Asia insurance operations’ exposure to asset-backed securities is primarily held by the with-profits operations. Of the £262 million, 84 per cent (31 December 2014: 99 per cent) are investment grade.
(ii)	US insurance operations
US insurance operations’ exposure to asset-backed securities at 31 December 2015 comprises:

	2015 £m	2014 £m
RMBS
RMBS Sub-prime (2015: 4% AAA, 13% AA, 7% A)	191	235
Alt-A (2015: 1% AA, 3% A)	191	244
Prime including agency (2015: 77% AA, 2% A)	902	1,088
CMBS (2015: 57% AAA, 24% AA, 16% A)	2,403	2,343
CDO funds (2015: 44% AAA, 2% AA, 23% A), including £nil exposure to sub-prime	52	53
Other ABS (2015: 24% AAA, 12% AA, 54% A), including £69 million exposure to sub-prime	581	555
Total	4,320	4,518

(iii)	UK insurance operations
The majority of holdings of the shareholder-backed business relates to the UK market and primarily relates to investments held by PRIL. Of the holdings of the with-profits operations, £1,140 million (2014: £1,333 million) relates to exposure to the US markets with the remaining exposure being primarily to the UK market.
(iv)	Asset management operations
Asset management operations’ exposure to asset-backed securities is held by Prudential Capital with no sub-prime exposure. Of the £911 million, 95 per cent (2014: 89 per cent) are graded AAA.

(f)	Group sovereign debt and bank debt exposure

The Group exposures held by the shareholder-backed business and with-profits funds in sovereign debts and bank debt securities at 31 December 2015 are analysed as follows:

Exposure to sovereign debts

	2015 £m		2014 £m
	Shareholder-backed business	With- profits funds	Shareholder-backed business	With- profits funds
Italy	55	60	62	61
Spain	1	17	1	18
France	19	-	20	-
Germany*	409	358	388	336
Other Eurozone (principally Belgium)	62	44	5	29
Total Eurozone	546	479	476	444
United Kingdom	4,997	1,802	4,104	2,065
United States**	3,911	6,893	3,607	5,771
Other, predominantly Asia	3,368	1,737	2,787	1,714
Total	12,822	10,911	10,974	9,994
*	Including bonds guaranteed by the federal government.
**	The exposure to the United States sovereign debt comprises holdings of Jackson, the UK and Asia insurance operations.

Exposure to bank debt securities

	2015 £m
	Senior debt			Subordinated debt
Shareholder-backed business	Covered	Senior	Total senior debt	Tier 1	Tier 2	Total subordinated debt	2015 Total £m	2014 Total £m
Italy	-	30	30	-	-	-	30	31
Spain	143	11	154	-	-	-	154	133
France	26	126	152	8	66	74	226	249
Germany	66	4	70	-	60	60	130	111
Netherlands	-	31	31	-	-	-	31	124
Other Eurozone	-	20	20	-	11	11	31	53
Total Eurozone	235	222	457	8	137	145	602	701
United Kingdom	423	157	580	6	371	377	957	1,296
United States	-	2,227	2,227	4	226	230	2,457	2,484
Other, predominantly Asia	19	333	352	53	313	366	718	735
Total	677	2,939	3,616	71	1,047	1,118	4,734	5,216

With-profits funds
Italy	-	57	57	-	-	-	57	67
Spain	156	26	182	-	-	-	182	186
France	9	179	188	-	62	62	250	206
Germany	94	17	111	-	-	-	111	128
Netherlands	-	200	200	5	-	5	205	195
Other Eurozone	-	35	35	-	-	-	35	24
Total Eurozone	259	514	773	5	62	67	840	806
United Kingdom	545	289	834	27	490	517	1,351	1,561
United States	-	1,414	1,414	141	241	382	1,796	2,064
Other, predominantly Asia	257	888	1,145	189	322	511	1,656	1,396
Total	1,061	3,105	4,166	362	1,115	1,477	5,643	5,827
The tables above exclude assets held to cover linked liabilities and those of the consolidated unit trusts and similar funds. In addition, the tables above exclude the proportionate share of sovereign debt holdings of the Group’s joint venture operations.

C3.4   Loans portfolio

Loans are accounted for at amortised cost net of impairment except for:

•	Certain mortgage loans which have been designated at fair value through profit or loss of the UK insurance operations as this loan portfolio is managed and evaluated on a fair value basis; and
•	Certain policy loans of the US insurance operations which are held to back liabilities for funds withheld under reinsurance arrangement and are also accounted on a fair value basis. See note (b).

The amounts included in the statement of financial position are analysed as follows:

	2015 £m	2014 £m
Insurance operations:
Asianote (a)	1,084	1,014
USnote (b)	7,418	6,719
UKnote (c)	3,571	4,254
Asset management operationsnote (d)	885	854
Total	12,958	12,841

(a)	Asia insurance operations

The loans of the Group’s Asia insurance operations comprise:

	2015 £m	2014 £m
Mortgage loans‡	130	88
Policy loans‡	721	672
Other loans‡‡	233	254
Total Asia insurance operations loans	1,084	1,014
‡	The mortgage and policy loans are secured by properties and life insurance policies respectively.
‡‡	The majority of the other loans are commercial loans held by the Malaysia operation and which are all investment graded by two local rating agencies.

(b)	US insurance operations

The loans of the Group’s US insurance operations comprise:

	2015 £m			2014 £m
	Loans backing liabilities for funds withheld	Other loans	Total	Loans backing liabilities for funds withheld	Other loans	Total
Mortgage loans†	-	4,367	4,367	-	3,847	3,847
Policy loans††	2,183	868	3,051	2,025	847	2,872
Total US insurance operations loans	2,183	5,235	7,418	2,025	4,694	6,719
†	All of the mortgage loans are commercial mortgage loans which are collateralised by properties. The property types are industrial, multi-family residential, suburban office, retail and hotel.
††	The policy loans are fully secured by individual life insurance policies or annuity policies. Policy loans backing liabilities for funds withheld under reinsurance arrangements are accounted for at fair value through profit or loss. All other policy loans are accounted for at amortised cost, less any impairment.

The US insurance operations’ commercial mortgage loan portfolio does not include any single-family residential mortgage loans and is therefore not exposed to the risk of defaults associated with residential sub-prime mortgage loans. The average loan size is £8.6 million (2014: £7.2 million). The portfolio has a current estimated average loan to value of 45 per cent (2014: 59 per cent).

At 31 December 2015, Jackson had mortgage loans with a carrying value of £nil (2014: £13 million) where the contractual terms of the agreements had been restructured.

(c)	UK insurance operations

The loans of the Group’s UK insurance operations comprise:

	2015 £m	2014 £m
SAIF and PAC WPSF
Mortgage loans†	727	1,145
Policy loans	8	10
Other loans‡	1,324	1,510
Total SAIF and PAC WPSF loans	2,059	2,665
Shareholder-backed operations
Mortgage loans†	1,508	1,585
Other loans	4	4
Total loans of shareholder-backed operations	1,512	1,589
Total UK insurance operations loans	3,571	4,254
†	The mortgage loans are collateralised by properties. By carrying value, 78 per cent of the £1,508 million held for shareholder-backed business relates to lifetime (equity release) mortgage business which has an average loan to property value of 30 per cent.
‡	Other loans held by the PAC with-profits fund are all commercial loans and comprise mainly syndicated loans.

(d)	Asset management operations

These relate to loans and receivables managed by Prudential Capital. These assets are generally secured but most have no external credit ratings. Internal ratings prepared by the Group’s asset management operations, as part of the risk management process, are:

	2015 £m	2014 £m
Loans and receivables internal ratings:
AAA	-	101
A+ to A-	157	161
BBB+ to BBB-	607	244
BB+ to BB-	119	49
B and other	2	299
Total	885	854

C3.5	Financial instruments - additional information

(a)	Financial risk
(i)	Liquidity analysis

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

	2015 £m
	Total carrying value	1 Year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	No stated maturity	Total
Financial liabilities
Core structural borrowings of shareholder-financed operationsC6.1	5,011	197	1,046	1,210	1,197	1,037	3,555	1,900	10,142
Operational borrowings attributable to shareholder-financed operationsC6.2	1,960	1,301	616	69	-	-	-	-	1,986
Borrowings attributable to with-profits fundsC6.2	1,332	256	813	175	53	11	62	157	1,527
Obligations under funding, securities lending and sale and repurchase agreements	3,765	3,765	-	-	-	-	-	-	3,765
Other liabilities	4,588	2,139	26	3	-	-	-	2,420	4,588
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	7,873	7,873	-	-	-	-	-	-	7,873
Other creditors	4,876	4,560	25	48	74	100	344	-	5,151
	29,405	20,091	2,526	1,505	1,324	1,148	3,961	4,477	35,032

	2014 £m
	Total carrying value	1 Year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	No stated maturity	Total
Financial liabilities
Core structural borrowings of shareholder-financed operationsC6.1	4,304	166	927	1,079	1,064	914	2,456	1,796	8,402
Operational borrowings attributable to shareholder-financed operationsC6.2	2,263	2,202	65	-	-	-	-	-	2,267
Borrowings attributable to with-profits fundsC6.2	1,093	97	717	205	25	11	63	162	1,280
Obligations under funding, securities lending and sale and repurchase agreements	2,347	2,347	-	-	-	-	-	-	2,347
Other liabilities	4,105	1,678	133	13	-	-	-	2,281	4,105
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	7,357	7,357	-	-	-	-	-	-	7,357
Other creditors	4,262	3,941	24	44	86	78	365	-	4,538
	25,731	17,788	1,866	1,341	1,175	1,003	2,884	4,239	30,296

Maturity analysis of derivatives

The following table shows the gross and net derivative positions together with a maturity profile of the net derivative position:

	Carrying value of net derivatives £m			Maturity profile of net derivative position £m
	Derivative assets	Derivative liabilities	Net derivative position	1 year or less	After 1 year to 3 years	After 3 years to 5 years	After 5 years	Total
2015	2,958	(3,119)	(161)	15	(10)	(7)	45	43
2014	3,412	(2,323)	1,089	1,245	(14)	(9)	10	1,232

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

Maturity analysis of investment contracts

The table below shows the maturity profile for investment contracts on undiscounted cash flow projections of expected benefit payments.

	£bn
	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	Total undis- counted value	Total carrying value
2015	6	21	19	14	10	9	79	55
2014	6	19	18	13	10	8	74	59

Most investment contracts have options to surrender early, often subject to surrender or other penalties. Therefore, most contracts can be said to have a contractual maturity of less than one year, but in reality the additional charges and term of the contracts mean these are unlikely to be exercised in practice and the more useful information is to present information on expected payment.

The maturity profile above excludes certain corporate unit-linked business with gross policyholder liabilities of £11 billion (2014: £13 billion) which have no stated maturity but which are repayable on demand.

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

(ii)	Credit risk

The Group’s maximum exposure to credit risk of financial instruments before any allowance for collateral or allocation of losses to policyholders is represented by the carrying value of financial instruments on the balance sheet that have exposures to credit risk comprising cash and cash equivalents, deposits, debt securities, loans and derivative assets, and other debtors, the carrying value of which are disclosed at the start of this note and note 3.5(b) below for derivative assets. The collateral in place in relation to derivatives is described in note C3.5(c) below. Note C3.4, describe the security for these loans held by the Group.

Of the total loans and receivables held, £27 million (2014: £11 million) are past their due date but are not impaired. Of the total past due but not impaired, £22 million are less than one year past their due date (2014: £5 million). The Group expects full recovery of these loans and receivables.

No further analysis has been provided of the element of loans and receivables that was neither past due nor impaired for the total portfolio on the grounds of immateriality of the difference between the neither past due nor impaired elements and the total portfolio.

Financial assets that would have been past due or impaired had the terms not been renegotiated amounted to £16 million (2014: £13 million).

In addition, during 2015 and 2014 the Group did not take possession of any other collateral held as security.

Further details of collateral and pledges are provided in note C3.5(c) below.

(iii)	Foreign exchange risk

As at 31 December 2015, the Group held 22 per cent (2014: 22 per cent) and 11 per cent (2014: 9 per cent) of its financial assets and financial liabilities respectively, in currencies, mainly US dollar and Euro, other than the functional currency of the relevant business unit.

Of these financial assets, 53 per cent (2014: 56 per cent) are held by the PAC with-profits fund, allowing the fund to obtain exposure to foreign equity markets.

Of these financial liabilities, 40 per cent (2014: 47 per cent) are held by the PAC with-profits fund, mainly relating to foreign currency borrowings.

The exchange risks inherent in these exposures are mitigated through the use of derivatives, mainly forward currency contracts (note 3.5(b) below).

The amount of exchange gain recognised in the income statement in 2015, except for those arising on financial instruments measured at fair value through profit or loss, is £138 million (2014: £89 million gain). This constitutes

£1 million loss (2014: £1 million loss) on Medium Term Notes liabilities and £139 million of net gain (2014: £90 million net gain), mainly arising on investments of the PAC with-profits fund. The gains/losses on Medium Term Notes liabilities are fully offset by value movements on cross-currency swaps, which are measured at fair value through profit or loss.

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

The total fair value balances of derivative assets and liabilities as at 31 December 2015 were as follows:

	2015 £m
	Asia insurance operations	US insurance operations	UK insurance operations	Asset management	Unallocated to a segment	Group total
Derivative assets	57	905	1,930	65	1	2,958
Derivative liabilities	(140)	(249)	(2,125)	(283)	(322)	(3,119)
	(83)	656	(195)	(218)	(321)	(161)

	2014 £m
Derivative assets	47	916	2,344	103	2	3,412
Derivative liabilities	(143)	(251)	(1,381)	(233)	(315)	(2,323)
	(96)	665	963	(130)	(313)	1,089

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

Net investment hedges

At 31 December 2015, the Group has designated perpetual subordinated capital securities totalling US$2.8 billion (2014: US$2.8 billion) as a net investment hedge to hedge the currency risks related to the net investment in Jackson. The carrying value of the subordinated capital securities was £1,895 million as at 31 December 2015 (2014: £1,789 million). The foreign exchange loss of £104 million (2014: loss of £96 million) on translation of the borrowings to pounds sterling at the statement of financial position date is recognised in the translation reserve in shareholders’ equity. This net investment hedge was 100 per cent effective.

The Group has no cash flow hedges or fair value hedges in place.

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

At 31 December 2015, the Group had lent £5,995 million (2014: £4,578 million) of securities of which £4,687 million (2014: £3,129 million) was lent by the PAC with-profits fund and held cash and securities collateral under such agreements of £6,342 million (2014: £4,887 million) of which £5,002 million (2014: £3,400 million) was held by the PAC with-profits fund.

At 31 December 2015, the Group had entered into reverse repurchase transactions under which it purchased securities and had taken on the obligation to resell the securities. The fair value of the collateral held in respect of these transactions was £10,076 million (2014: £12,857 million).

In addition, at 31 December 2015, the Group had entered into repurchase transactions for which the fair value of the collateral pledged was £190 million in the form of securities and £10 million in the form of cash (2014: £186 million in the form of securities).

Collateral and pledges under derivative transactions

At 31 December 2015, the Group had pledged £1,622 million (2014: £1,411 million) for liabilities and held collateral of £1,865 million (2014: £2,388 million) in respect of over-the-counter derivative transactions.

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

The following tables present the gross and net information about the Group’s financial instruments subject to master netting arrangements:

	31 Dec 2015 £m
	Gross amount presented in the consolidated statement of financial position note(i)	Related amounts not offset in the consolidated statement of financial position			Net amount
		Financial instruments note(ii)	Cash collateral	Securities collateral note(iii)

Financial assets:
Derivative assets	2,835	(1,071)	(1,122)	(591)	51
Reverse repurchase agreements	8,591	-	-	(8,591)	-
Total financial assets	11,426	(1,071)	(1,122)	(9,182)	51

Financial liabilities:
Derivative liabilities	(2,879)	1,071	764	809	(235)
Securities lending	(1,779)	-	189	1,590	-
Repurchase agreements	(200)	-	10	190	-
Total financial liabilities	(4,858)	1,071	963	2,589	(235)

	31 Dec 2014 £m
	Gross amount presented in the consolidated statement of financial position note(i)	Related amounts not offset in the consolidated statement of financial position			Net amount
		Financial instruments note(ii)	Cash collateral	Securities collateral note(iii)

Financial assets:
Derivative assets	3,271	(1,030)	(1,131)	(824)	286
Reverse repurchase agreements	10,537	-	-	(10,537)	-
Total financial assets	13,808	(1,030)	(1,131)	(11,361)	286

Financial liabilities:
Derivative liabilities	(2,036)	1,030	391	543	(72)
Securities lending	(1,317)	-	1,317	-	-
Repurchase agreements	(186)	-	-	186	-
Total financial liabilities	(3,539)	1,030	1,708	729	(72)

Notes

(i)	The Group has not offset any of the amounts presented in the consolidated statement of financial position.
(ii)	Represents the amount that could be offset under master netting or similar arrangements where Group does not satisfy the full criteria to offset on the consolidated statement of financial position.
(iii)	Excludes initial margin amounts for exchange-traded derivatives.

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

During the year ended 31 December 2015, net impairment charges of £(35) million (2014: net impairment reversals of £37 million; 2013: £17 million) were recognised for available-for-sale securities and loans and receivables analysed as follows:

	2015 £m	2014 £m	2013 £m
Available-for-sale debt securities held by Jackson	(19)	(7)	(8)
Loans and receivables*	(16)	44	25
Net (charge) credit for impairment net of reversals	(35)	37	17
*	The impairment charges/reversals relate to loans held by the UK with-profits fund and mortgage loans held by Jackson.

Impairment recognised on available-for-sale securities amounted to £(19) million (2014: £(7) million; 2013: £(8) million) arising from:

	2015 £m	2014 £m	2013 £m
Residential mortgage-backed securities	(8)	(2)	(3)
Public fixed income	(2)	-	-
Other	(9)	(5)	(5)
	(19)	(7)	(8)

The impairment recorded on the residential mortgage-backed securities was primarily due to reduced cash flow expectations on such securities that are collateralised by diversified pools of primarily below investment grade securities. Of the impaired losses of £19 million (2014: £7 million; 2013: £8 million), the top five individual corporate issuers made up 74 per cent (2014: 76 per cent; 2013: 57 per cent), reflecting a deteriorating business outlook of the companies concerned. The impairment losses have been recorded in ‘investment return’ in the income statement.

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

In 2015, the Group realised gross losses on sales of available-for-sale securities of £85 million (2014: £35 million; 2013: £22 million) with 57 per cent (2014: 68 per cent; 2013: 72 per cent) of these losses related to the disposal of fixed maturity securities of the top 10 individual issuers, which were disposed of as part of risk reduction programmes intended to limit future credit loss exposure. Of the £85 million (2014: £ 35 million; 2013: £22 million), £54 million (2014: £5 million; 2013: £5 million) relates to losses on sales of impaired and deteriorating securities.

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

For 2015, the amount of gross unrealised losses for fixed maturity securities classified as available-for-sale under IFRS in an unrealised loss position was £673 million (2014: £180 million; 2013: £849 million). Notes B1.2 and C3.3 provide further details on the impairment charges and unrealised losses of Jackson’s available-for-sale securities.

C4	Policyholder liabilities and unallocated surplus

The note provides information of policyholder liabilities and unallocated surplus of with-profits funds held on the Group’s statement of financial position:

C4.1	Movement and duration of liabilities

C4.1(a) Group overview

(i)	Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

	Insurance operations £m
	Asia	US	UK	Total
	note C4.1(b)	note C4.1(c)	note C4.1(d)
At 1 January 2014	35,146	107,411	146,616	289,173
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	31,910	107,411	134,632	273,953
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	77	-	11,984	12,061
- Group’s share of policyholder liabilities of joint ventures§	3,159	-	-	3,159
Reallocation of unallocated surplus for the domestication of the Hong Kong branch*	1,690	-	(1,690)	-

Net flows:
Premiums	7,058	15,492	7,902	30,452
Surrenders	(2,425)	(5,922)	(5,656)	(14,003)
Maturities/Deaths	(1,259)	(1,307)	(6,756)	(9,322)
Net flows	3,374	8,263	(4,510)	7,127
Shareholders’ transfers post tax	(40)	-	(200)	(240)
Investment-related items and other movements	3,480	3,712	14,310	21,502
Foreign exchange translation differences	1,372	7,360	(90)	8,642
As at 31 December 2014 / 1 January 2015	45,022	126,746	154,436	326,204
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	38,705	126,746	144,088	309,539
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,102	-	10,348	12,450
- Group’s share of policyholder liabilities of joint ventures§	4,215	-	-	4,215

Net flows:
Premiums	7,784	16,699	9,692	34,175
Surrenders	(2,550)	(6,759)	(6,363)	(15,672)
Maturities/Deaths	(1,265)	(1,464)	(6,991)	(9,720)
Net flows	3,969	8,476	(3,662)	8,783
Shareholders’ transfers post tax	(43)	-	(214)	(257)
Investment-related items and other movements	(364)	(3,824)	2,319	(1,869)
Foreign exchange translation differences	194	7,515	14	7,723
At 31 December 2015	48,778	138,913	152,893	340,584
Comprising:
- Policyholder liabilities on the consolidated statement of financial position¶	41,255	138,913	142,350	322,518
- Unallocated surplus of with-profits funds on the consolidated statement of financial position†	2,553	-	10,543	13,096
- Group’s share of policyholder liabilities of joint ventures§	4,970	-	-	4,970
Average policyholder liability balances
2015	44,573	132,830	143,219	320,622
2014	38,993	117,079	139,362	295,434
*	On 1 January 2014, following consultation with the policyholders of PAC and regulators and court approval, the Hong Kong branch of PAC was transferred to separate subsidiaries established in Hong Kong. From this date, the unallocated surplus of the Hong Kong with-profits business is reported within the Asia insurance operations segment.
†	Averages have been based on opening and closing balances and adjusted for acquisitions, disposals and corporate transactions in the year and exclude unallocated surplus of with-profits funds.
§	The Group’s investment in joint ventures are accounted for on an equity method basis in the Group’s balance sheet. The Group’s share of the policyholder liabilities as shown above relate to the joint venture life businesses in China, India and of the Takaful business in Malaysia.
¶	The policyholder liabilities of the Asia insurance operations of £41,255 million (2014: £38,705 million), shown in the table above, is after deducting the intra-group reinsurance liabilities ceded by the UK insurance operations of £1,261 million (2014: £1,363 million) to the Hong Kong with-profits business. Including this amount total Asia policyholder liabilities are £42,516 million (2014: £40,068 million).

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

(ii)	Analysis of movements in policyholder liabilities for shareholder-backed business

	Shareholder-backed business £m
	Asia	US	UK	Total
At 1 January 2014	21,931	107,411	50,779	180,121
Net flows:
Premiums	4,799	15,492	4,951	25,242
Surrenders	(2,218)	(5,922)	(3,149)	(11,289)
Maturities/Deaths	(644)	(1,307)	(2,412)	(4,363)
Net flowsnote (a)	1,937	8,263	(610)	9,590
Investment-related items and other movements	1,859	3,712	4,840	10,411
Foreign exchange translation differences	683	7,360	-	8,043
At 31 December 2014 / 1 January 2015	26,410	126,746	55,009	208,165

Comprising:
- Policyholder liabilities on the consolidated statement of financial position	22,195	126,746	55,009	203,950
- Group’s share of policyholder liabilities relating to joint ventures	4,215	-	-	4,215
At 1 January 2015	26,410	126,746	55,009	208,165
Net flows:
Premiums	4,793	16,699	3,146	24,638
Surrenders	(2,308)	(6,759)	(3,227)	(12,294)
Maturities/Deaths	(618)	(1,464)	(2,613)	(4,695)
Net flowsnote (a)	1,867	8,476	(2,694)	7,649
Investment-related items and other movements	(121)	(3,824)	509	(3,436)
Foreign exchange translation differences	(312)	7,515	-	7,203
At 31 December 2015note (b)	27,844	138,913	52,824	219,581

Comprising:
- Policyholder liabilities on the consolidated statement of financial position	22,874	138,913	52,824	214,611
- Group’s share of policyholder liabilities relating to joint ventures	4,970	-	-	4,970

Notes

(a)	Including net flows of the Group’s insurance joint ventures.
(b)	Policyholder liabilities relating to shareholder-backed business grew by £11.4 billion from £208.2 billion at 31 December 2014 to £219.6 billion at 31 December 2015. The increase reflects positive net flows (premiums net of upfront charges less surrenders, withdrawals, maturities and deaths) of £7.6 billion in 2015 (2014: £9.6 billion), driven by strong inflows of £8.5 billion in the US and £1.9 billion in Asia, together with a positive £7.2 billion increase from foreign exchange effects following a strengthening of the US dollar.

(iii)	Movement in insurance contract liabilities and unallocated surplus of with-profits funds

Further analysis of the movement in the year of the Group’s insurance contract liabilities, gross and reinsurance share, and unallocated surplus of with-profits funds is provided below:

	Insurance contract liabilities		Unallocated surplus of with- profits funds
	Gross £m	Reinsurers’ share £m	£m
At 1 January 2014	218,185	6,018	12,061
Income and expense included in the income statement and other comprehensive income	23,532	(41)	54
Foreign exchange translation differences	8,321	338	335
At 31 December 2014 / 1 January 2015	250,038	6,315	12,450
Income and expense included in the income statement and other comprehensive income	3,456	342	522
Foreign exchange translation differences	7,259	335	124
At 31 December 2015	260,753	6,992	13,096

(iv)	Reinsurers’ share of insurance contract liabilities

	Asia	US	UK	2015 £m	2014 £m
Insurance contract liabilities	755	5,499	738	6,992	6,315
Claims outstanding	43	711	157	911	852
	798	6,210	895	7,903	7,167

The Group cedes certain business to other insurance companies. Although the ceding of insurance does not relieve the Group from its liability to its policyholders, the Group participates in such agreements for the purpose of managing its loss exposure. The Group evaluates the financial condition of its reinsurers and monitors concentration of credit risk from similar geographic regions, activities or economic characteristics of the reinsurers to minimise its exposure from reinsurer insolvencies. Of the reinsurers’ share of insurance contract liabilities balance of £7,903 million at 31 December 2015 (2014: £7,167 million), 90 per cent (2014: 93 per cent) were ceded by the Group’s UK and US operations, of which 96 per cent (2014: 95 per cent) of the balance were from reinsurers with Standard & Poor’s rating A- and above.

The reinsurance asset for Jackson as shown in the table above primarily relates to certain fully collateralised former REALIC business retained by Swiss Re through 100 per cent reinsurance agreements. Apart from the reinsurance of REALIC business, the principal reinsurance ceded by Jackson outside the Group is on term life insurance, direct and assumed accident and health business and GMIB variable annuity guarantees. Net commissions received on ceded business and claims incurred ceded to external reinsurers totalled £41 million and £442 million respectively during 2015 (2014: £35 million and £398 million respectively). There were no deferred gains or losses on reinsurance contracts in either 2015 or 2014.

In each of 2015 and 2014, the Group’s UK insurance business entered into longevity reinsurance transactions on certain aspects of the UK’s annuity liabilities. Further information on these transactions is provided in note B4(b). The gains and losses recognised in profit and loss for the other reinsurance contracts written in the year were immaterial.

C4.1(b) Asia insurance operations

(i)	Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of Asia insurance operations from the beginning of the year to the end of the year is as follows:

	With-profits business £m	Unit-linked liabilities £m	Other business £m	Total £m
At 1 January 2014	13,215	13,765	8,166	35,146
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	13,138	11,918	6,854	31,910
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	77	-	-	77
- Group’s share of policyholder liabilities relating to joint ventures‡	-	1,847	1,312	3,159
Reallocation of unallocated surplus for the domestication of the Hong Kong branchnote (b)	1,690	-	-	1,690

Premiums
New business	425	1,337	997	2,759
In-force	1,834	1,375	1,090	4,299
	2,259	2,712	2,087	7,058
Surrendersnote (d)	(207)	(1,939)	(279)	(2,425)
Maturities/Deaths	(615)	(40)	(604)	(1,259)
Net flowsnote (c)	1,437	733	1,204	3,374
Shareholders’ transfers post tax	(40)	-	-	(40)
Investment-related items and other movementsnote (e)	1,621	1,336	523	3,480
Foreign exchange translation differencesnote (a)	689	375	308	1,372
At 31 December 2014 / 1 January 2015	18,612	16,209	10,201	45,022
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	16,510	13,874	8,321	38,705
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,102	-	-	2,102
- Group’s share of policyholder liabilities relating to joint ventures‡	-	2,335	1,880	4,215

Premiums
New business	812	1,322	781	2,915
In-force	2,179	1,496	1,194	4,869
	2,991	2,818	1,975	7,784
Surrenders note (d)	(242)	(2,043)	(265)	(2,550)
Maturities/Deaths	(647)	(88)	(530)	(1,265)
Net flows note (c)	2,102	687	1,180	3,969
Shareholders’ transfers post tax	(43)	-	-	(43)
Investment-related items and other movementsnote (e)	(243)	(536)	415	(364)
Foreign exchange translation differencesnote (a)	506	(394)	82	194
At 31 December 2015note (c)	20,934	15,966	11,878	48,778
Comprising:
- Policyholder liabilities on the consolidated statement of financial position§	18,381	13,355	9,519	41,255
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,553	-	-	2,553
- Group’s share of policyholder liabilities relating to joint ventures‡	-	2,611	2,359	4,970
Average policyholder liability balances†
2015	17,446	16,088	11,039	44,573
2014	14,823	14,987	9,183	38,993
†	Averages have been based on opening and closing balances and adjusted for acquisitions and disposals in the year and exclude unallocated surplus of with-profits funds.
‡	The Group’s investment in joint ventures are accounted for on an equity method basis and the Group’s share of the policyholder liabilities as shown above relate to the joint venture life businesses in China, India and of the Takaful business in Malaysia.
§	The policyholder liabilities of the with-profits business of £18,381 million, shown in the table above, is after deducting the intra-group reinsurance liabilities ceded by the UK insurance operations of £1,261 million to the Hong Kong with-profits business (2014: £1,363 million). Including this amount the Asia with-profits policyholder liabilities are £19,642 million.

Notes

(a)	Movements in the year have been translated at the average exchange rates for the year ended 31 December 2015. The closing balance has been translated at the closing spot rates as at 31 December 2015. Differences upon retranslation are included in foreign exchange translation differences.
(b)

On 1 January 2014, following consultation with the policyholders of PAC and regulators and court approval, the Hong Kong branch of PAC was transferred to separate subsidiaries established in Hong Kong. From this date the unallocated surplus of the Hong Kong with-profits business is reported within the Asia insurance operations segment.

(c)	Net flows have increased by £595 million to £3,969 million in 2015 compared with £3,374 million in 2014 reflecting increased flows from new business and growth in the in-force books.
(d)	The rate of surrenders for shareholder-backed business (expressed as a percentage of opening liabilities) was 8.7 per cent in 2015, lower than the 10.1 per cent recorded in 2014 (based on opening liabilities).
(e)	Investment-related items and other movements for 2015 principally represents unrealised losses on bonds and equities, following rising bond yields and lower Asian equity markets in 2015.

(ii) Duration of liabilities

The table below shows the carrying value of policyholder liabilities and the maturity profile of the cash flows on a discounted basis for 2015 and 2014, taking account of expected future premiums and investment returns:

	2015 £m	2014 £m
Policyholder liabilities	41,255	38,705
Expected maturity:	%	%
0 to 5 years	23	23
5 to 10 years	20	20
10 to 15 years	17	17
15 to 20 years	12	12
20 to 25 years	9	9
Over 25 years	19	19

(iii)	Summary policyholder liabilities (net of reinsurance) and unallocated surplus

At 31 December 2015, the policyholder liabilities and unallocated surplus for Asia operations of £43.8 billion (2014: £40.8 billion), net of reinsurance of £798 million (2014: £488 million), excluding joint ventures, comprised the following:

	2015 £m	2014 £m
Hong Kong	16,234	13,748
Indonesia	2,361	2,552
Korea	2,810	2,702
Malaysia	3,492	3,713
Singapore	12,022	12,074
Taiwan	2,724	2,569
Other countries	3,367	2,961
Total Asia operations	43,010	40,319

C4.1(c)   US insurance operations

(i)	Analysis of movements in policyholder liabilities

A reconciliation of the total policyholder liabilities of US insurance operations from the beginning of the year to the end of the year is as follows:

US insurance operations

	Variable annuity separate account liabilities £m	Fixed annuity, GIC and other business £m	Total £m
At 1 January 2014	65,681	41,730	107,411
Premiums	12,220	3,272	15,492
Surrenders	(3,699)	(2,223)	(5,922)
Maturities/Deaths	(547)	(760)	(1,307)
Net flows note (b)	7,974	289	8,263
Transfers from general to separate account	1,395	(1,395)	-
Investment-related items and other movementsnote (c)	1,963	1,749	3,712
Foreign exchange translation differencesnote (a)	4,728	2,632	7,360
At 31 December 2014 / 1 January 2015	81,741	45,005	126,746
Premiums	12,899	3,800	16,699
Surrenders	(4,357)	(2,402)	(6,759)
Maturities/Deaths	(655)	(809)	(1,464)
Net flows note (b)	7,887	589	8,476
Transfers from general to separate account	847	(847)	-
Investment-related items and other movementsnote (c)	(4,351)	527	(3,824)
Foreign exchange translation differencesnote (a)	4,898	2,617	7,515
At 31 December 2015	91,022	47,891	138,913
Average policyholder liability balances*
2015	86,382	46,448	132,830
2014	73,711	43,368	117,079
*	Averages have been based on opening and closing balances.

Notes

(a)	Movements in the year have been translated at an average rate of US$1.53/£1.00 (2014: US$1.65/£1.00). The closing balances have been translated at closing rate of US$1.47/£1.00 (2014: US$1.56/£1.00). Differences upon retranslation are included in foreign exchange translation differences.
(b)	Net flows for the year were £8,476 million compared with £8,263 million in 2014, reflecting continued strong in-flows into the variable annuity business.
(c)	Negative investment-related items and other movements in variable annuity separate account liabilities of £4,351 million for 2015 primarily reflects the decreases in equities and bond values during the year. Fixed annuity, GIC and other business investment and other movements of £527 million primarily reflect the increase in interest credited to the policyholder accounts in the year and an increase in other guarantee reserves.

(ii) Duration of liabilities

The table below shows the carrying value of policyholder liabilities and maturity profile of the cash flows on a discounted basis for 2015 and 2014:

	2015				2014
	Fixed annuity and other business (including GICs and similar contracts) £m	Variable annuity £m	Total £m	Fixed annuity and other business (including GICs and similar contracts) £m	Variable annuity £m	Total £m
Policyholder liabilities	47,891	91,022	138,913	45,005	81,741	126,746
	%	%	%	%	%	%
Expected maturity:
0 to 5 years	48	43	44	46	48	47
5 to 10 years	26	28	28	27	29	29
10 to 15 years	12	15	14	12	13	13
15 to 20 years	7	8	8	7	6	6
20 to 25 years	4	4	4	4	3	3
Over 25 years	3	2	2	4	1	2

C4.1(d)    UK insurance operations

(i)	Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of UK insurance operations from the beginning of the year to the end of the year is as follows:

		Shareholder-backed funds and subsidiaries
	SAIF and PAC with-profits sub-fund £m	Unit-linked liabilities £m	Annuity and other long-term business £m	Total £m
At 1 January 2014	95,837	23,652	27,127	146,616
Comprising:
- Policyholder liabilities	83,853	23,652	27,127	134,632
- Unallocated surplus of with-profits funds	11,984	-	-	11,984
Reallocation of unallocated surplus for the domestication of the Hong Kong branchnote (a)	(1,690)	-	-	(1,690)

Premiums	2,951	1,405	3,546	7,902
Surrenders	(2,507)	(2,934)	(215)	(5,656)
Maturities/Deaths	(4,344)	(587)	(1,825)	(6,756)
Net flowsnote (b)	(3,900)	(2,116)	1,506	(4,510)
Shareholders’ transfers post tax	(200)	-	-	(200)
Switches	(167)	167	-	-
Investment-related items and other movements	9,637	1,597	3,076	14,310
Foreign exchange translation differences	(90)	-	-	(90)
At 31 December 2014 / 1 January 2015	99,427	23,300	31,709	154,436
Comprising:
- Policyholder liabilities	89,079	23,300	31,709	144,088
- Unallocated surplus of with-profits funds	10,348	-	-	10,348

Premiums	6,546	1,115	2,031	9,692
Surrenders	(3,136)	(3,168)	(59)	(6,363)
Maturities/Deaths	(4,378)	(573)	(2,040)	(6,991)
Net flowsnote (b)	(968)	(2,626)	(68)	(3,662)
Shareholders’ transfers post tax	(214)	-	-	(214)
Switches	(189)	189	-	-
Investment-related items and other movementsnote (c)	1,999	579	(259)	2,319
Foreign exchange translation differences	14	-	-	14
At 31 December 2015	100,069	21,442	31,382	152,893
Comprising:
- Policyholder liabilities	89,526	21,442	31,382	142,350
- Unallocated surplus of with-profits funds	10,543	-	-	10,543
Average policyholder liability balances*
2015	89,303	22,371	31,545	143,219
2014	86,467	23,476	29,419	139,362
*	Averages have been based on opening and closing balances and exclude unallocated surplus of with-profits funds.

Notes

(a)	On 1 January 2014, following consultation with the policyholders of PAC and regulators and court approval, the Hong Kong branch of PAC was transferred to separate subsidiaries established in Hong Kong. From this date the unallocated surplus of the Hong Kong with-profits business is reported within the Asia insurance operations segment.
(b)	Net outflows improved from £4,510 million in 2014 to £3,662 million in 2015, due primarily to higher premium flows into our with-profits funds following increased sales into with-profits savings and retirement products. This has been offset by lower premiums into our annuity business following the introduction of pension freedoms and lower level of bulks. The levels of inflows/outflows for unit-linked business is driven by corporate pension schemes with transfers in or out from only a small number of schemes influencing the level of flows in the year.
(c)	Investment-related items and other movements of £2,319 million mainly reflects investment return earned in the year, attributable to policyholders.

(ii)	Duration of liabilities

With the exception of most unitised with-profits bonds and other whole of life contracts, the majority of the contracts of the UK insurance operations have a contract term. In effect, the maturity term of the other contracts reflects the earlier of death, maturity, or the policy lapsing. In addition, as described in note A3.1, with-profits contract liabilities include projected future bonuses based on current investment values. The actual amounts payable will vary with future investment performance of SAIF and the WPSF.

The following tables show the carrying value of the policyholder liabilities and the maturity profile of the cash flows, on a discounted basis for 2015 and 2014, for insurance contracts, as defined by IFRS:

	2015 £m
	With-profits business			Annuity business (Insurance contracts)			Other			Total
	Insurance contracts	Investment contracts	Total	Non-profit annuities within WPSF	PRIL	Total	Insurance contracts	Investments contracts	Total
Policyholder liabilities	35,962	42,736	78,698	10,828	22,092	32,920	14,919	15,813	30,732	142,350
	2015%
Expected maturity:
0 to 5 years	40	40	40	33	25	27	37	36	37	36
5 to 10 years	23	27	25	25	21	23	25	23	24	24
10 to 15 years	14	17	16	18	18	18	15	17	16	16
15 to 20 years	9	10	10	11	14	13	9	12	10	11
20 to 25 years	6	4	5	6	10	9	6	6	6	6
over 25 years	8	2	4	7	12	10	8	6	7	7

	2014 £m
Policyholder liabilities	38,287	39,084	77,371	11,708	22,186	33,894	15,474	17,349	32,823	144,088
	2014%
Expected maturity:
0 to 5 years	40	39	39	31	25	27	37	36	36	36
5 to 10 years	24	26	25	25	22	23	25	22	24	24
10 to 15 years	14	17	16	18	18	18	16	16	16	17
15 to 20 years	9	11	10	11	14	13	10	11	11	11
20 to 25 years	6	5	5	7	9	9	5	8	6	6
over 25 years	7	2	5	8	12	10	7	7	7	6

•	The cash flow projections of expected benefit payments used in the maturity profile table above are from value of in-force business and exclude the value of future new business, including future vesting of internal pension contracts.
•	Benefit payments do not reflect the pattern of bonuses and shareholder transfers in respect of the with-profits business.
•	Investment contracts under ‘Other’ comprise certain unit-linked and similar contracts accounted for under IAS 39 and IAS 18.
•	For business with no maturity term included within the contracts, for example with-profits investment bonds such as Prudence Bonds, an assumption is made as to likely duration based on prior experience.

C4.2   Products and determining contract liabilities

a	Asia

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

The risks on death coverage through premium rate guarantees are low due to the diversified nature of the business as well as rigorous product pricing.

Cash value and interest rate guarantees are of three types:

Maturity values	Maturity values are guaranteed for non-participating products and on the guaranteed portion of participating products. Declared regular bonuses are also guaranteed once vested. Future bonus rates and cash dividends are not guaranteed on participating products;
Surrender values	Surrender values are guaranteed for non-participating products and on the guaranteed portion of participating products. The surrender value of declared reversionary bonuses are also guaranteed once vested. Market value adjustments and surrender penalties are used for certain products and where the law permits such adjustments in cash values; and
Interest rate guarantees	It is common in Asia for regulations or market-driven demand and competition to provide some form of capital value protection and minimum crediting interest rate guarantees. This would be reflected within the guaranteed maturity and surrender values.

The guarantees are borne by shareholders for non-participating and investment-linked (non-investment guarantees only) products. Participating product guarantees are predominantly supported by the segregated life funds and their estates.

Whole of life contracts with floor levels of policyholder benefits that accrue at rates set at inception and do not vary subsequently with market conditions are written in the Korean life operations though this is not to a significant extent as Korea has a much higher proportion of linked and health business. The Korean business has non-linked liabilities and linked liabilities at 31 December 2015 of £625 million and £2,187 million respectively (2014: £596 million and £2,109 million respectively).

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

A risk-based capital framework applying the gross premium valuation method is adopted by Singapore, Malaysia, Thailand and from 2013 Indonesia. In applying this approach, an overlay constraint to the method is applied such that no negative reserves are derived at an individual policyholder level.

In Vietnam, the Company uses an estimation basis aligned substantially to that used by the countries applying the gross premium valuation method.

In Philippines, the local regulator requires insurers to adopt the gross premium valuation method for traditional business from 30 June 2016 onward. The Company decided to early adopt this requirement for IFRS reporting for the year end 2015.

For India, Taiwan and until its sale in 2015, Japan, US GAAP is applied for measuring insurance assets and liabilities. For these countries, the future policyholder benefit provisions for non-linked business are determined using the net level premium method, with an allowance for surrenders, maintenance and claims expenses. Rates of interest used in establishing the policyholder benefit provisions vary by operation depending on the circumstances attaching to each block of business.

The other Asia operations principally adopt a net premium valuation method to determine the future policyholder benefit provisions.

The effect of changes in assumptions used to measure insurance assets and liabilities for Asia insurance operations is as disclosed in note B4(a).

b	US

Features of products and guarantees

Jackson provides long-term savings and retirement products to retail and institutional customers throughout the US and offers the products discussed below:

i	Fixed annuities

Fixed interest rate annuities

At 31 December 2015, fixed interest rate annuities accounted for 9 per cent (2014: 9 per cent) of policy and contract liabilities of Jackson. Fixed interest rate annuities are primarily deferred annuity products that are used for asset accumulation in retirement planning and for providing income in retirement. They permit tax-deferred accumulation of funds and flexible payout options.

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

The policy provides that at Jackson’s discretion it may reset the interest rate, subject to a guaranteed minimum. At 31 December 2015, Jackson had fixed interest rate annuities totalling £12.1 billion (2014: £11.7 billion) in account value with minimum guaranteed rates ranging from 1.0 per cent to 5.5 per cent and a 3.00 per cent average guaranteed rate (2014: 1.0 per cent to 5.5 per cent and a 3.03 per cent average guaranteed rate).

Approximately 62 per cent (2014: 57 per cent) of the fixed interest rate annuities Jackson wrote in 2015 provide for a market value adjustment (‘MVA’), that could be positive or negative, on surrenders in the surrender period of the policy. This formula-based adjustment approximates the change in value that assets supporting the product would realise as interest rates move up or down. The minimum guaranteed rate is not affected by this adjustment. While the MVA feature minimises the surrender risk associated with certain fixed annuities, Jackson still bears a portion of the surrender risk on policies without this feature, and the investment risk on all fixed interest rate annuities.

Fixed index annuities

Fixed index annuities accounted for 6 per cent (2014: 6 per cent) of Jackson’s policy and contract liabilities at 31 December 2015. Fixed index annuities vary in structure, but generally are deferred annuities that enable policyholders to obtain a portion of an equity-linked return (based on participation rates and caps), and provide a guaranteed minimum return. These guaranteed minimum rates are generally set at 1.0 to 3.0 per cent. At 31 December 2015, Jackson had fixed index annuities allocated to indexed funds totalling £6.4 billion (2014: £6.3 billion) in account value with minimum guaranteed rates on index accounts ranging from 1.0 per cent to 3.0 per cent and a 1.79 per cent average guaranteed rate (2014: 1.0 per cent to 3.0 per cent and a 1.83 per cent average guarantee rate). At 31 December 2015, Jackson also offers fixed interest accounts on some fixed index annuity products. At 31 December 2015, fixed interest accounts of fixed index annuities totalled £1.9 billion (2014: £1.8 billion) in account value with minimum guaranteed rates ranging from 1.0 per cent to 3.0 per cent and a 2.52 per cent average guaranteed rate (2014: 1.0 per cent to 3.0 per cent and a 2.53 per cent average guaranteed rate).

Jackson hedges the equity return risk on fixed index products using offsetting equity exposure in the variable annuity product. The cost of hedging is taken into account in setting the index participation rates or caps. Jackson bears the investment risk and a portion of the surrender risk on these products.

Immediate annuities

At 31 December 2015, immediate annuities accounted for 1 per cent (2014: 1 per cent) of Jackson’s policy and contract liabilities. Immediate annuities guarantee a series of payments beginning within a year of purchase and continuing over either a fixed period of years and/or the life of the policyholder. If the term is for the life of the policyholder, then Jackson’s primary risks are mortality and reinvestment. The implicit interest rate on these products is based on the market conditions that exist at the time the policy is issued and is guaranteed for the term of the annuity.

ii	Variable annuities

At 31 December 2015, variable annuities accounted for 70 per cent (2014: 69 per cent) of Jackson’s policy and contract liabilities. Variable annuities are deferred annuities that have the same tax advantages and payout options as fixed interest rate and fixed index annuities. They are also used for asset accumulation in retirement planning and to provide income in retirement.

The primary differences between variable annuities and fixed interest rate or fixed index annuities are investment risk and return. If a policyholder chooses a variable annuity, the rate of return depends upon the performance of the selected fund portfolio. Policyholders may allocate their investment to either the fixed account or a selection of variable accounts. Investment risk on the variable account is borne by the policyholder, while investment risk on the fixed account is borne by Jackson through guaranteed minimum fixed rates of return. At 31 December 2015, 6 per cent (2014: 5 per cent) of variable annuity funds were in fixed accounts. Jackson had variable annuity funds in fixed accounts totalling £5.5 billion (2014: £4.4 billion) with minimum guaranteed rates ranging from 1.0 per cent to 3.0 per cent and a 1.70 per cent average guaranteed rate (2014: 1.0 per cent to 3.0 per cent and a 1.81 per cent average guaranteed rate).

Jackson issues variable annuity contracts where it contractually guarantees to the policyholder a return of no less than either a) total deposits made to the contract adjusted for any partial withdrawals, b) total deposits made to the contract adjusted for any partial withdrawals plus a minimum return, or c) the highest contract value on a specified anniversary date adjusted for any withdrawals following the contract anniversary. These guarantees include benefits that are payable in the event of death (guaranteed minimum death benefit (GMDB)), at annuitisation (guaranteed minimum income benefit (GMIB)), upon the depletion of funds (guaranteed minimum withdrawal benefit (GMWB)) or at the end of a specified period (guaranteed minimum accumulation benefit (GMAB)). Jackson hedges these risks using equity options and futures contracts as described in note C7.3. The GMAB and GMIB are no longer offered, with the existing GMIB coverage being substantially reinsured.

iii	Life insurance

Life insurance products accounted for 11 per cent (2014: 12 per cent) of Jackson’s policy and contract liabilities at 31 December 2015. Jackson discontinued new sales of life insurance products in 2012. Life products include term life and interest-sensitive life (universal life and variable universal life). Term life provides protection for a defined period and a benefit that is payable to a designated beneficiary upon death of the insured. Universal life provides permanent individual life insurance for the life of the insured and includes a savings element. Variable universal life is a type of life insurance policy that combines death benefit protection with the ability for the policyholder account to be invested in separate account funds. For certain fixed universal life plans, additional provisions are held to reflect the existence of guarantees offered in the past that are no longer supported by earnings on the existing asset portfolio, or for situations where future mortality charges are not expected to be sufficient to provide for future mortality costs.

Excluding the business that is subject to the retrocession treaties at 31 December 2015, Jackson had interest sensitive life business in force with total account value of £6.1 billion (2014: £5.9 billion), with minimum guaranteed interest rates ranging from 2.5 per cent to 6.0 per cent with a 4.66 per cent average guaranteed rate (2014: 2.5 per cent to 6.0 per cent with a 4.65 per cent average guaranteed rate).

iv	Institutional products

Jackson’s institutional products consist of traditional guaranteed investment contracts (‘GICs’), funding agreements (including agreements issued in conjunction with Jackson’s participation in the US Federal Home Loan Bank programme) and Medium-Term Note funding agreements. At 31 December 2015, institutional products accounted for 3 per cent of policy and contract liabilities (2014: 3 per cent). Under a traditional GIC, the policyholder makes a lump sum deposit. The interest rate paid is fixed and established when the contract is issued. If deposited funds are withdrawn earlier than the specified term of the contract, an adjustment is made that approximates a market value adjustment.

Under a funding agreement, the policyholder either makes a lump sum deposit or makes specified periodic deposits. Jackson agrees to pay a rate of interest, which may be fixed or a floating short-term interest rate linked to an external index. The duration of the funding agreements range between one and thirty years. In 2015 and 2014, there were no funding agreements terminable by the policyholder with less than 90 days notice.

v	Aggregate account values

The table below shows the distribution of account values for fixed annuities (fixed interest rate and fixed index), the fixed account portion of variable annuities, and interest sensitive life business within the range of minimum guaranteed interest rates as described in notes (i) to (iii) above as at 31 December 2015 and 2014:

	Fixed annuities and the fixed account portion of variable annuities £m		Interest sensitive life business £m
Minimum guaranteed interest rate	2015	2014	2015	2014
1.00%	5,563	3,927	-	-
> 1.0% - 2.0%	7,670	7,887	-	-
> 2.0% - 3.0%	9,586	9,365	204	195
> 3.0% - 4.0%	1,263	1,239	2,322	2,265
> 4.0% - 5.0%	1,639	1,567	2,023	1,971
> 5.0% - 6.0%	212	207	1,574	1,514
Total	25,933	24,192	6,123	5,945

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

Capitalised acquisition costs and deferred income for these contracts are amortised over the life of the book of contracts. The present value of the estimated gross profits is generally computed using the rate of interest that accrues to policyholder balances (sometimes referred to as the contract rate). Estimated gross profits include estimates of the following, each of which will be determined based on the best estimate of amounts over the life of the book of contracts without provision for adverse deviation:

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

In accordance with US GAAP, the Guaranteed Minimum Death Benefit and the ‘for life’ portion of Guaranteed Minimum Withdrawal Benefit liabilities are determined each period end by estimating the expected value of benefits in excess of the projected account balance and recognising the excess ratably over the life of the contract based on total expected assessments. At 31 December 2015, these liabilities were valued using a series of stochastic investment performance scenarios, a mean investment return of 7.4 per cent (2014: 7.4 per cent) net of external fund management fees, and assumptions for lapse, mortality and expense that are similar to those used in amortising the capitalised acquisition costs.

The direct Guaranteed Minimum Income Benefit liability is determined by estimating the expected value of the annuitisation benefits in excess of the projected account balance at the date of annuitisation and recognising the excess ratably over the accumulation period based on total expected assessments. The assumptions used for calculating the direct Guaranteed Minimum Income Benefit liability at 31 December 2015 and 2014 are consistent with those used for calculating the Guaranteed Minimum Death Benefit and ‘for life’ Guaranteed Minimum Withdrawal Benefit liabilities.

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

c	UK

Features of products and guarantees

Prudential’s long-term products in the UK consist of life insurance, pension products and pension annuities.

These products are written primarily in:

•	One of three separate sub-funds of the PAC long-term fund, namely the with-profits sub-fund (WPSF), Scottish Amicable Insurance Funds (SAIF), and the non-profit sub-fund;
•	Prudential Retirement Income Limited (PRIL), a shareholder-owned subsidiary; or
•	Other shareholder-backed subsidiaries writing mainly non-profit unit-linked business.

i	With-profits products and PAC with-profits sub-fund

The WPSF mainly contains with-profits business but it also contains some non-profit business (unit-linked, term assurances and annuities). The WPSF’s profits are apportioned 90 per cent to its policyholders and 10 per cent to shareholders as surplus for distribution is determined via the annual actuarial valuation.

The WPSF held a provision of £47 million at 31 December 2015 (2014: £50 million) to honour guarantees on a small amount of guaranteed annuity products. SAIF’s exposure to guaranteed annuities is described below.

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

The principles contain an explanation of how it determines regular and final bonus rates within the discretionary framework that applies to all with-profits policies, subject to the general legislative requirements applicable. Its purpose is therefore to:

•	Explain the nature and extent of the discretion available;
•	Show how competing or conflicting interests or expectations of different groups and generations of policyholders, and policyholders and shareholders are managed so that all policyholders and shareholders are treated fairly; and
•	Provide a knowledgeable observer (eg a financial adviser) with an understanding of the material risks and rewards from starting and continuing to invest in a with-profits policy with Prudential.

Furthermore, in accordance with industry-wide regulatory requirements, the PAC Board has appointed:

•	A Chief Actuary who provides the PAC Board with all actuarial advice;
•	A With-Profits Actuary whose specific duty is to advise the PAC Board on the reasonableness and proportionality of the manner in which its discretion has been exercised in applying the Principles and Practices of Financial Management and the manner in which any conflicting interests have been addressed; and
•	A With-Profits Committee of independent individuals, which assesses the degree of compliance with the Principles and Practices of Financial Management and the manner in which conflicting rights have been addressed.

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

	2015 £m	2014 £m	2013 £m
Net income of the fund:
Investment return	3,130	8,958	5,757
Claims incurred	(6,745)	(6,115)	(6,681)
Movement in policyholder liabilities	(1,307)	(4,366)	(197)
Add back policyholder bonuses for the year (as shown below)	1,943	1,812	1,749
Claims incurred and movement in policyholder liabilities
(including charge for provision for asset shares and excluding policyholder bonuses)	(6,109)	(8,669)	(5,129)
Earned premiums, net of reinsurance	6,507	3,007	3,801
Other income	210	72	52
Acquisition costs and other expenditure	(1,318)	(961)	(1,025)
Share of profits from investment joint ventures	53	129	88
Tax charge	(148)	(440)	(308)
Net income of the fund before movement in unallocated surplus	2,325	2,096	3,236
Movement in unallocated surplus	(168)	(84)	(1,294)
Surplus for distribution	2,157	2,012	1,942
Surplus for distribution allocated as follows:
– 90% policyholders’ bonus (as shown above)	1,943	1,812	1,749
– 10% shareholders’ transfers	214	200	193
	2,157	2,012	1,942

ii	Annuity business

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

iii	SAIF

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

The Group’s main exposure to guaranteed annuities in the UK is through SAIF and a provision of £412 million was held in SAIF at 31 December 2015 (2014: £549 million) to honour the guarantees. As SAIF is a separate sub-fund solely for the benefit of policyholders of SAIF, this provision has no impact on the financial position of the Group’s shareholders’ equity.

iv	Unit-linked (non-annuity) and other non-profit business

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

Determining contract liabilities

i	Overview

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

For non-profit business excluding unit-linked business, the valuation interest rates used to discount the liabilities are based on the yields as at the valuation date on the assets backing the technical provisions. For fixed interest securities the gross redemption yield is used except for the non-profit annuities within PAC and PRIL annuity business where the internal rate of return of the assets backing the liabilities is used. Properties are valued using the lower of the rental yield and the redemption yield, and for equities it is the greater of the dividend yield and the average of the dividend yield and the earnings yield. An adjustment is made to the yield on non-risk-free fixed interest securities and property to reflect credit risk. To calculate the non-unit reserves for linked business, assumptions have been set for the gross unit growth rate and the rate of inflation of maintenance expenses, as well as for the valuation interest rate as described above.

ii	WPSF and SAIF

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

The process of determining policyholder liabilities of SAIF is similar to that for the with-profits policies of the WPSF.

iii	Annuity business

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

New mortality projection models are released annually by the Continuous Mortality Investigation (CMI). The CMI 2014 model was used to produce the 2015 results and the CMI 2012 model was used to produce the 2014 results; both calibrated to reflect an appropriate view of future mortality improvements.

For annuities in payment, the tables and range of percentages used are set out below:

	CMI Model, with calibration to reflect future mortality improvements		Non-profit annuities within the WPSF		PRIL

			Males	Females	Males	Females
2015	CMI 2014	For males: with a long term improvement rate of 2.25% pa For females: with a long term improvement rate of 1.50% pa	95% – 97% PCMA00	91% – 103% PCFA00	93% PCMA00	83% – 96% PCFA00
2014	CMI 2012	For males: with a long term improvement rate of 2.25% pa For females: with a long term improvement rate of 1.50% pa	93% – 99% PCMA00	89% – 101% PCFA00	91% – 95% PCMA00	84% – 98% PCFA00
2013	CMI 2012	For males: with a long term improvement rate of 2.25% pa For females: with a long term improvement rate of 1.50% pa	93% – 99% PCMA00	89% – 101% PCFA00	91% – 96% PCMA00	84% – 98% PCFA00

For annuities in deferment, the tables used by both the non-profit annuities within the WPSF and PRIL were AM92 – 4 years (Males) and AF92 – 4 years (Females) for 2015, 2014 and 2013.

iv	Unit-linked (non-annuity) and other non-profit business

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

v	Effect of changes in assumptions used to measure insurance assets and liabilities

Credit risk

There has been no change of approach in the setting of assumption levels of credit risk in 2015 and 2014. However, changes in the portfolio have given rise to altered levels of credit risk allowance as set out in note B4(b).

Other assumption changes

The effect of other assumption changes for the shareholder-backed business is set out in note B4(b).

For the with-profits sub-fund, the aggregate effect of assumption changes in 2015 was a net charge to unallocated surplus of £114 million (2014: net charge of £86 million).

C5	Intangible assets

C5.1	Intangible assets attributable to shareholders

(a)	Goodwill attributable to shareholders

	2015 £m	2014 £m
Cost
At beginning of year	1,583	1,581
Disposal of Japan life business	(120)	-
Additional consideration paid on previously acquired business	2	-
Exchange differences	(2)	2
At end of year	1,463	1,583
Aggregate impairment	-	(120)
Net book amount at end of year	1,463	1,463

Goodwill attributable to shareholders comprises:

	2015 £m	2014 £m
M&G	1,153	1,153
Other	310	310
	1,463	1,463

Other goodwill represents amounts allocated to entities in Asia and the US operations. These goodwill amounts are not individually material.

The aggregate goodwill impairment of £120 million at 31 December 2014 related to the goodwill held by the Japan Life business, prior to its sale in February 2015.

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

The value in use is particularly sensitive to a number of key assumptions as follows:

i	The set of economic, market and business assumptions used to derive the three-year plan. The direct and secondary effects of recent developments, eg changes in global equity markets, are considered by management in arriving at the expectations for the financial projections for the plan;

ii	The assumed growth rate on forecast cash flows beyond the terminal year of the plan. A growth rate of 2.5 per cent (2014: 2.5 per cent) has been used to extrapolate beyond the plan period representing management’s best estimate view of the long-term growth rate of the business after considering the future and past growth rates and external sources of data;

iii	The risk discount rate. Differing discount rates have been applied in accordance with the nature of the individual component businesses. For retail and institutional business, a risk discount rate of 12 per cent (2014: 12 per cent) has been applied to post-tax cash flows. The pre-tax risk discount rate was 16 per cent (2014: 16 per cent). Management have determined the risk discount rate by reference to an average implied discount rate for comparable UK listed asset managers calculated by reference to risk-free rates, equity risk premiums of 5 per cent and an average ‘beta’ factor for relative market risk of comparable UK listed asset managers. A similar approach has been applied for the other component businesses of M&G; and

iv	That asset management contracts continue on similar terms. Management believes that any reasonable change in the key assumptions would not cause the recoverable amount of M&G to fall below its carrying amount.

(b)	Deferred acquisition costs and other intangible assets attributable to shareholders

The deferred acquisition costs and other intangible assets attributable to shareholders comprise:

	2015 £m	2014 £m
Deferred acquisition costs related to insurance contracts as classified under IFRS 4	6,948	5,840
Deferred acquisition costs related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	74	87
	7,022	5,927
Present value of acquired in-force policies for insurance contracts as classified under IFRS 4 (PVIF)	45	59
Distribution rights and other intangibles	1,355	1,275
	1,400	1,334
Total of deferred acquisition costs and other intangible assets	8,422	7,261

	2015 £m						2014 £m
	Deferred acquisition costs
	Asia	US	UK	Asset management	PVIF and other intangibles[1]	Total	Total
Balance at 1 January	650	5,177	83	17	1,334	7,261	5,295
Additions	265	734	10	-	181	1,190	1,768
Amortisation to the income statement:[2]
Operating profit	(138)	(516)	(12)	(5)	(91)	(762)	(696)
Non-operating profit	-	93	-	-	-	93	653
	(138)	(423)	(12)	(5)	(91)	(669)	(43)

Disposals and transfers	-	-	-	-	(8)	(8)	(6)
Exchange differences and other movements	4	323	-	-	(16)	311	334
Amortisation of DAC related to net unrealised valuation movements on Jackson’s available-for-sale securities recognised within other comprehensive income[2]	-	337	-	-	-	337	(87)
Balance at 31 December	781	6,148	81	12	1,400	8,422	7,261
[1]	PVIF and other intangibles includes amounts in relation to software rights with additions of £34 million, amortisation of £29 million and a balance at 31 December 2015 of £71 million.
[2]	Under the Group’ application of IFRS 4, US GAAP is used for measuring the insurance assets and liabilities of its US and certain Asia operations. Under US GAAP, most of Jackson’s products are accounted for under Accounting Standard no. 97 of the Financial Accounting Standards Board (FAS 97) whereby deferred acquisition costs are amortised in line with the emergence of actual and expected gross profits. The amounts included in the income statements and Other Comprehensive Income affect the pattern of profit emergence and thus the DAC amortisation attaching. DAC amortisation is allocated to the operating and non-operating components of the Group’s supplementary analysis of profit and Other Comprehensive Income by reference to the underlying items.

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

US insurance operations

The DAC amount in respect of US insurance operations comprises amounts in respect of:

	2015 £m	2014 £m
Variable annuity business	5,713	5,002
Other business	703	759
Cumulative shadow DAC (for unrealised gains booked in other comprehensive income)*	(268)	(584)
Total DAC for US operations	6,148	5,177
*	Consequent upon the negative unrealised valuation movement in 2015 of £1,305 million (2014: positive unrealised valuation movement of £956 million), there is a gain of £337 million (2014: a charge of £87 million) for altered shadow DAC amortisation booked within other comprehensive income. These adjustments reflect movement from period to period, in the changes to the pattern of reported gross profits that would have occurred if the assets reflected in the statement of financial position had been sold, crystallising the unrealised gains and losses, and the proceeds reinvested at the yields currently available in the market. At 31 December 2015, the cumulative shadow DAC balance as shown in the table above was negative £268 million (2014: negative £584 million).

Overview of the deferral and amortisation of acquisition costs for Jackson

Under IFRS 4, the Group applies ‘grandfathered’ US GAAP for measuring the insurance assets and liabilities of Jackson. In the case of Jackson term business, acquisition costs are deferred and amortised in line with expected premiums. For annuity and interest-sensitive life business, acquisition costs are deferred and amortised in line with a combination of historical and future expected gross profits on the relevant contracts. For fixed and fixed index annuity and interest-sensitive life business, the key assumption is the long-term spread between the earned rate on investments and the rate credited to policyholders, which is based on an annual spread analysis. Expected gross profits also depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of actual experience of Jackson, industry experience and future expectations. A detailed analysis of actual mortality, lapse and expense experience is performed using internally developed experience studies.

Acquisition costs for Jackson’s variable annuity products are also amortised in line with the emergence of profits. The measurement of amortisation depends on historical and expected future gross profits which include fees (including those for guaranteed minimum death, income, or withdrawal benefits) as well as components related to mortality, lapse and expense.

Mean reversion technique

For variable annuity products, under US GAAP (as ‘grandfathered’ under IFRS 4) Jackson applies a mean reversion technique for its amortisation of deferred acquisition costs against projected gross profits. This technique is applied with the objective of adjusting the amortisation of deferred acquisition costs that would otherwise be highly volatile due to fluctuations in the level of future gross profits arising from changes in equity market levels. The mean reversion technique achieves this objective by applying a dynamic adjustment to the assumption for short-term future investment returns. Under the mean reversion technique applied by Jackson, the projected level of return for each of the next five years is adjusted from period to period so that in combination with the actual rates of return for the preceding three years, including the current period, the 7.4 per cent long-term annual return (gross of asset management fees and other charges to policyholders, but net of external fund management fees) is realised on average over the entire eight-year period. Projected returns after the mean reversion period revert back to the 7.4 per cent assumption.

However, to ensure that the methodology does not over anticipate a reversion to the long-term level of returns following adverse markets, the mean reversion technique has a cap and floor feature whereby the projected returns in each of the next five years can be no more than 15 per cent per annum and no less than 0 per cent per annum (both gross of asset management fees and other charges to policyholders, but net of external fund management fees) in each year.

Sensitivity of amortisation charge

The amortisation charge to the income statement is reflected in both operating profit and short-term fluctuations in investment returns. The amortisation charge to the operating profit in a reporting period comprises:

(i)	A core amount that reflects a relatively stable proportion of underlying premiums or profit; and

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

In 2015, the DAC amortisation charge for operating profit was determined after including a charge for accelerated amortisation of £2 million (2014: charge for accelerated amortisation of £13 million; 2013: credit for decelerated amortisation of £82 million). The 2015 amount primarily reflects the offsetting impacts of the separate account performance of negative 2 per cent, which is lower than the assumed level for the year, and the effect of releasing the 2012 fund returns of 11 per cent from the mean reversion formula.

As noted above, the application of the mean reversion formula has the effect of dampening the impact of equity market movements on DAC amortisation while the mean reversion assumption lies within the corridor. In 2016, it would take approximate movements in separate account values of more than either negative 17 per cent or positive 67 per cent for the mean reversion assumption to move outside the corridor.

Deferred acquisition costs related to insurance and investment contracts attributable to shareholders

Additional movement analysis of deferred acquisition costs and other intangibles attributable to shareholders

The movements in deferred acquisition costs relating to insurance and investment contracts attributable to shareholders are as follows:

	2015 £m		2014 £m
	Insurance contracts	Investment management	Insurance contracts	Investment management
		note (i)		note (i)
DAC at 1 January	5,840	87	4,684	96
Additions	1,007	3	895	8
Amortisation	(566)	(16)	33	(17)
Exchange differences	330	-	315	-
Change in shadow DAC related to movement in unrealised appreciation of Jackson’s securities classified as available-for-salenote (i)	337	-	(87)	-
DAC at 31 December	6,948	74	5,840	87

Note

(i)	All of the additions are through internal development. The carrying amount of the balance comprises the following gross and accumulated amortisation amounts:

	2015 £m	2014 £m
Gross amount	144	234
Accumulated amortisation	(70)	(147)
Net book amount	74	87

Present value of acquired in-force (PVIF) and other intangibles attributable to shareholders

	2015 £m Other intangibles				2014 £m Other intangibles
	PVIF	Distribution rights	Other intangibles (including software)	Total	PVIF	Distribution rights	Other intangibles (including software)	Total
	note (i)	note (ii)	note (iii)		note (i)		note (ii)
At 1 January
Cost	222	1,269	238	1,729	221	458	203	882
Accumulated amortisation	(163)	(82)	(150)	(395)	(154)	(66)	(147)	(367)
	59	1,187	88	1,334	67	392	56	515
Additions	-	139	42	181	-	808	57	865
Amortisation charge	(8)	(50)	(33)	(91)	(9)	(24)	(26)	(59)
Disposals	-	(8)	-	(8)	-	(6)	(0)	(6)
Exchange differences and other movements	(6)	(10)	-	(16)	1	17	1	19
At 31 December	45	1,258	97	1,400	59	1,187	88	1,334
Comprising:
Cost	209	1,387	278	1,874	222	1,269	239	1,729
Accumulated amortisation	(164)	(129)	(181)	(474)	(163)	(82)	(150)	(395)
	45	1,258	97	1,400	59	1,187	88	1,334

Notes

(i)	All of the PVIF balances relate to insurance contracts. The PVIF attaching to investment contracts have been fully amortised. Amortisation is charged over the period of provision of asset management services as those profits emerge.
(ii)	Distribution rights relate to fees paid in relation to the bancassurance partnership arrangements for the bank distribution of Prudential’s insurance products for a fixed period of time. The distribution rights amounts are amortised over the term of the distribution contracts.
(iii)	Software is amortised over its useful economic life, which generally represents the licence period of the software acquired.

C5.2	Intangible assets attributable to with-profits funds

(a)	Goodwill in respect of acquired investment subsidiaries for venture fund and other investment purposes

	2015 £m	2014 £m
At 1 January	186	177
Additions in the year	-	10
Impairment	-	-
Exchange differences	(1)	(1)
At 31 December	185	186

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

(b)	Deferred acquisition costs and other intangible assets

Other intangible assets in the Group consolidated statement of financial position attributable to with-profits funds consist of:

	2015 £m	2014 £m
Deferred acquisition costs related to insurance contracts attributable to the PAC with-profits fundnote (i)	3	3
Distribution rights attributable to with-profits funds of the Asia insurance operationsnote (ii)	27	47
Computer software attributable to with-profits funds	20	11
	50	61

Notes

(i)	The above costs relate to non-participating business written by the PAC with-profits sub-fund. As the with-profits contracts are accounted for under the UK regulatory ‘realistic basis’, no deferred acquisition costs are established for this type of business.
(ii)	Distribution rights relate to fees paid in relation to the bancassurance partnership arrangements for the bank distribution of Prudential’s insurance products for a fixed period of time. The distribution rights amounts are amortised over the term of the distribution contracts.

C6	Borrowings

C6.1	Core structural borrowings of shareholder-financed operations

	2015 £m	2014 £m
Holding company operations:
US$1,000m 6.5% Notes	678	641
US$250m 6.75% Notesnote (v)	170	160
US$300m 6.5% Notesnote (v)	203	193
US$700m 5.25% Notesnote (v)	472	444
US$550m 7.75% Notesnote (v)	372	351
Perpetual Subordinated Capital Securitiesnote (i)	1,895	1,789
€20m Medium Term Notes 2023note (vi)	15	16
£435m 6.125% Notes 2031	430	429
£400m 11.375% Notes 2039	393	391
£600m 5% Notes 2055note (iv)	590	-
£700m 5.7% Notes 2063	695	695
Subordinated Notes	2,123	1,531
Subordinated debt total	4,018	3,320
Senior debt:note (ii)
£300m 6.875% Bonds 2023	300	300
£250m 5.875% Bonds 2029	249	249
Holding company total	4,567	3,869
Prudential Capital bank loannote (iii)	275	275
Jackson US$250m 8.15% Surplus Notes 2027note (vii)	169	160
Total (per consolidated statement of financial position)	5,011	4,304

Notes

(i)	The Group has designated all US$2.8 billion (2014: US$2.8 billion) of its subordinated debt as a net investment hedge under IAS 39 to hedge the currency risks related to the net investment in Jackson.
(ii)	The senior debt ranks above subordinated debt in the event of liquidation.
(iii)	The Prudential Capital bank loan of £275 million has been made in two tranches: a £160 million loan maturing on 20 December 2017 and a £115 million loan also maturing on 20 December 2017. These two tranches are currently drawn at a cost of 12 month LIBOR plus 0.40 per cent.
(iv)	In June 2015, the company issued core structural borrowings of £600 million 5.00 per cent subordinated notes due in 2055. The proceeds net of discount adjustment and costs, were £590 million.
(v)	These borrowings can be converted, in whole or in part, at the Company’s option and subject to certain conditions, on any interest payment date, into one or more series of Prudential preference shares.
(vi)	The €20 million borrowings were issued at 20-year Euro Constant Maturity Swap (capped at 6.5 per cent). These have been swapped into borrowings of £14 million with interest payable at three month £LIBOR plus 1.2 per cent.
(vii)	Jackson’s borrowings are unsecured and subordinated to all present and future indebtedness, policy claims and other creditor claims of Jackson.

C6.2	Other borrowings

(a)	Operational borrowings attributable to shareholder-financed operations

	2015 £m	2014 £m

Commercial Paper	1,107	1,704
Medium Term Notes 2015	-	300
Medium Term Notes 2018note (ii)	598	-

Borrowings in respect of short-term fixed income securities programmesnote (ii)	1,705	2,004
Non-recourse borrowings of US operations	-	19

Bank loans and overdrafts	10	6
Obligations under finance leases	4	4
Other borrowingsnote (iii)	241	230

Other borrowings	255	240
Totalnote (i),(iv)	1,960	2,263

Notes

(i)	In addition to the debt listed above, £200 million Floating Rate Notes were issued by Prudential plc in October 2015 which will mature in October 2016. These Notes have been wholly subscribed to a Group subsidiary and accordingly have been eliminated on consolidation in the Group financial statements. These Notes were originally issued in October 2008 and have been reissued upon their maturity.
(ii)	In January and November 2015, the Company issued £300 million Medium Term Notes which will mature in January 2018 and November 2018 respectively. The proceeds, net of costs, were £299 million for the January 2015 issue and £299 million for the November 2015 issue.
(iii)	Other borrowings mainly include amounts whose repayment to the lender is contingent upon future surplus emerging from certain contracts specified under the arrangement. If insufficient surplus emerges on those contracts, there is no recourse to other assets of the Group and the liability is not payable to the degree of shortfall. In addition, other borrowings include senior debt issued through the Federal Home Loan Bank of Indianapolis (FHLB), secured by collateral posted with the FHLB by Jackson.
(iv)	In all instances the holders of the debt instruments issued by these subsidiaries and funds do not have recourse beyond the assets of those subsidiaries and funds.

(b)	Borrowings attributable to with-profits operations

	2015 £m	2014 £m
Non-recourse borrowings of consolidated investment funds*	1,158	924
£100m 8.5% undated subordinated guaranteed bonds of Scottish Amicable Finance plc†	100	100
Other borrowings (predominantly obligations under finance leases)	74	69
Total	1,332	1,093
*	In all instances the holders of the debt instruments issued by these subsidiaries and funds do not have recourse beyond the assets of these subsidiaries and funds.

† The interests of the holders of the bonds issued by Scottish Amicable Finance plc, a subsidiary of the Scottish Amicable Insurance Fund, are subordinated to the entitlements of the policyholders of that fund.

C6.3	Maturity analysis

The following table sets out the remaining contractual maturity analysis of the Group’s borrowings as recognised in the statement of financial position:

	Shareholder-financed operations				With-profits operations
	Core structural borrowings		Operational borrowings		Borrowings
	2015 £m	2014 £m	2015 £m	2014 £m	2015 £m	2014 £m
Less than 1 year	-	-	1,293	2,153	137	119
1 to 2 years	275	-	-	9	226	50
2 to 3 years	-	275	598	1	168	65
3 to 4 years	-	-	-	-	36	74
4 to 5 years	-	-	-	65	32	31
Over 5 years	4,736	4,029	69	35	733	754
Total	5,011	4,304	1,960	2,263	1,332	1,093

C7	Risk and sensitivity analysis

C7.1	Group overview

The Group’s risk framework and the management of the risk including those attached to the Group’s financial statements including financial assets, financial liabilities and insurance liabilities, together with the inter-relationship with the management of capital have been included in the audited sections of ‘Group Risk Framework’ within Item 4 ‘Information on the Company’.

The financial and insurance assets and liabilities on the Group’s balance sheet are, to varying degrees, subject to market and insurance risk and other changes of experience assumptions that may have a material effect on IFRS basis profit or loss and shareholders’ equity. The market and insurance risks, including how they affect Group’s operations and how these are managed are discussed in the ‘Group Risk Framework’ within Item 4 ‘Information on the Company’.

The most significant items for which the IFRS shareholders’ profit or loss and shareholders’ equity for the Group’s life assurance business is sensitive to, are shown in the following tables. The distinction between direct and indirect exposure is not intended to indicate the relative size of the sensitivity.

Type of business	Market and credit risk			Insurance and lapse risk
	Investments/derivatives	Liabilities /unallocated surplus	Other exposure
Asia insurance operations (see also section C7.2)

All business	Currency risk			Mortality and morbidity risk Persistency risk
With-profits business	Net neutral direct exposure (indirect exposure only)		Investment performance subject to smoothing through declared bonuses

Unit-linked business	Net neutral direct exposure (indirect exposure only)		Investment performance through asset management fees

Non-participating business	Asset/liability mismatch risk
	Credit risk	Interest rates for those operations where the basis of insurance liabilities is sensitive to current market movements

Interest rate and price risk

US insurance operations (see also section C7.3)

All business	Currency risk			Persistency risk
Variable annuity business	Net effect of market risk arising from incidence of guarantee features and variability of asset management fees offset by derivative hedging programme

Fixed index annuity business	Derivative hedge programme to the extent not fully hedged against liability	Incidence of equity participation features

Fixed index annuities, Fixed annuities and GIC business	Credit risk Interest rate risk Profit and loss and shareholders’ equity are volatile for these risks as they affect the values of derivatives and embedded derivatives and impairment losses. In addition, shareholders’ equity is volatile for the incidence of these risks on unrealised appreciation of fixed income securities classified as available-for-sale under IAS 39		Spread difference between earned rate and rate credited to policyholders	Lapse risk, but the effects of extreme events are mitigated by the application of market value adjustments

UK insurance operations (see also section C7.4)

With-profits business	Net neutral direct exposure (indirect exposure only)		Investment performance subject to smoothing through declared bonuses	Persistency risk to future shareholder transfers

SAIF sub-fund	Net neutral direct exposure (indirect exposure only)		Asset management fees earned by M&G

Unit-linked business	Net neutral direct exposure (indirect exposure only)		Investment performance through asset management fees	Persistency risk

Asset/liability mismatch risk

Shareholder- backed annuity business	Credit risk for assets covering liabilities and shareholder capital			Mortality experience and assumptions for longevity

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

Impact of diversification on risk exposure

The Group enjoys significant diversification benefits achieved through the geographical spread of the Group’s operations and, within those operations through a broad mix of product types. This arises because not all risk scenarios are likely to happen at the same time and across all geographic regions. Relevant correlation factors include:

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

i	Sensitivity to risks other than foreign exchange risk

With-profits business

Similar principles to those explained for UK with-profits business in C7.4 apply to profit emergence for the Asia with-profits business. Correspondingly, the profit emergence reflects bonus declaration and is relatively insensitive to period-by-period fluctuations in insurance risk or interest rate movements.

Unit-linked business

As for the UK insurance operations, for unit-linked business, the main factor affecting the profit and shareholders’ equity of the Asia operations is investment performance through asset management fees. The sensitivity of profits and shareholders’ equity to changes in insurance risk, interest rate risk and credit risk are not material.

Other business

Interest rate risk

Excluding its with-profits and unit-linked businesses, the results of the Asia business are sensitive to the vagaries of routine movements in interest rates.

For the purposes of analysing sensitivity to variations in interest rates, reference has been made to the movements in the 10-year government bond rates of the territories. At 31 December 2015, 10-year government bond rates vary from territory to territory and range from 1.0 per cent to 8.9 per cent (2014: 1.6 per cent to 8.0 per cent).

For the sensitivity analysis as shown in the table below, the reasonably possible interest rate movement used is one per cent for all territories.

The estimated sensitivity to the decrease and increase in interest rates at 31 December 2015 and 2014 is as follows:

	2015 £m		2014 £m
	Decrease of 1%	Increase of 1%	Decrease of 1%	Increase of 1%
Profit before tax attributable to shareholders	185	(339)	(54)	(137)
Related deferred tax (where applicable)	(34)	59	(5)	24
Net effect on profit and shareholders’ equity	151	(280)	(59)	(113)

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

In addition, the degree of sensitivity of the results shown in the table above is dependent on the interest rate level at that point of time. The low interest rates in certain countries have had an adverse impact on the degree of sensitivity to a decrease in interest rates.

An additional factor to the direction of the sensitivity of the Asia operations as a whole is movement in the country mix.

Equity price risk

The non-linked shareholder business has limited exposure to equity and property investment (31 December 2015: £840 million). Generally changes in equity and property investment values are not directly offset by movements in policyholder liabilities.

The estimated sensitivity to a 10 per cent and 20 per cent change in equity and property prices for shareholder-backed Asia other business, which would be reflected in the short-term fluctuation component of the Group’s segmental analysis of profit before tax, at 31 December 2015 and 2014 would be as follows:

	2015 £m		2014 £m
	Decrease		Decrease
	of 20%	of 10%	of 20%	of 10%
Profit before tax attributable to shareholders	(169)	(85)	(187)	(93)
Related deferred tax (where applicable)	21	10	23	11
Net effect on profit and shareholders’ equity	(148)	(75)	(164)	(82)

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

Insurance risk

Many of the territories in Asia are exposed to mortality/morbidity risk and provision is made within policyholder liabilities on a prudent regulatory basis to cover the potential exposure. If these prudent assumptions were strengthened by 5 per cent then it is estimated that post tax profit and shareholders’ equity would be decreased by approximately £43 million (2014: £40 million). Mortality and morbidity has a symmetrical effect on the portfolio and any weakening of these assumptions would have a similar equal and opposite impact.

ii	Sensitivity to foreign exchange risk

Consistent with the Group’s accounting policies, the profits of the Asia insurance operations are translated at average exchange rates and shareholders’ equity at the closing rate for the reporting period. For 2015, the rates for the most significant operations are given in note A1.

A 10 per cent increase (strengthening of the pound sterling) or decrease (weakening of the pound sterling) in these rates would have reduced or increased profit before tax attributable to shareholders, profit for the year and shareholders’ equity, excluding goodwill attributable to Asia operations respectively as follows:

	A 10% increase in local currency to £ exchange rates		A 10% decrease in local currency to £ exchange rates
	2015 £m	2014 £m	2015 £m	2014 £m
Profit before tax attributable to shareholders	(94)	(111)	115	135
Profit for the year	(79)	(95)	97	117
Shareholders’ equity, excluding goodwill, attributable to Asia operations	(367)	(315)	449	384

C7.3     US insurance operations

Exposure and sensitivity of IFRS basis profit and shareholders’ equity to market and other risks

At the level of operating profit based on longer-term investment returns, Jackson’s results are sensitive to market conditions to the extent of income earned on spread-based products and indirectly in respect of variable annuity asset management fees.

Jackson’s main exposures are to market risk through its exposure to interest rate risk and equity risk. Approximately 92 per cent (2014: 94 per cent) of its general account investments support fixed interest rate and fixed index annuities, variable annuity fixed account deposits and guarantees, life business and surplus and 8 per cent (2014: 6 per cent) support institutional businesses. All of these types of business contain considerable interest rate guarantee features and, consequently, require that the assets that support them are primarily fixed income or fixed maturity.

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

•    related to increases in the present value of projected benefits related to guarantees issued in connection with its variable annuity contracts following a sharp and sustained fall in interest rates in conjunction with a fall in equity markets;

•    related to the surrender value guarantee features attached to the company’s fixed annuity products and to policyholder withdrawals following a sharp and sustained increase in interest rates; and

•    the risk of mismatch between the expected duration of certain annuity liabilities and prepayment risk and extension risk inherent in mortgage-backed securities.

Jackson’s derivative programme is used to manage interest rate risk associated with a broad range of products and equity market risk attaching to its equity-based products. Movements in equity markets, interest rates and credit spreads materially affect the carrying value of derivatives which are used to manage the liabilities to policyholders and backing investment assets. Combined with the use of US GAAP measurement (as ‘grandfathered’ under IFRS 4) for the insurance contracts assets and liabilities which is largely insensitive to current period market movements, the Jackson total profit (ie including short-term fluctuations in investment returns) is sensitive to market movements. In addition to these effects the Jackson shareholders’ equity is sensitive to the impact of interest rate and credit spread movements on the value of fixed income securities. Movements in unrealised appreciation on these securities are included as movement in shareholders’ equity (ie outside the income statement).

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

Swaption contracts

These contracts provide the purchaser with the right, but not the obligation, to require the writer to pay the present value of a long-duration interest rate swap at future exercise dates. Jackson both purchases and writes swaptions in order to hedge against significant movements in interest rates.

Equity index futures contracts and equity index options

These derivatives (including various call and put options and interest rate contingent options) are used to hedge Jackson’s obligations associated with its issuance of certain VA guarantees. Some of these annuities and guarantees contain embedded options which are fair valued for financial reporting purposes.

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

i	Sensitivity to equity risk

At 31 December 2015 and 2014, Jackson had variable annuity contracts with guarantees, for which the net amount at risk (‘NAR’) is defined as the amount of guaranteed benefit in excess of current account value, as follows:

31 December 2015	Minimum return		Account value £m	Net amount at risk £m	Weighted average attained age	Period until expected annuitisation
Return of net deposits plus a minimum return
GMDB	0-6%		70,732	2,614	65.3 years
GMWB - Premium only	0%		1,916	56
GMWB*	0-5%	**	229	23
GMAB - Premium only	0%		45	-
Highest specified anniversary account value minus withdrawals post-anniversary
GMDB			7,008	587	65.4 years
GMWB - Highest anniversary only			2,025	202
GMWB*			698	101
Combination net deposits plus minimum return, highest specified anniversary account value minus withdrawals post-anniversary
GMDB	0-6%		4,069	640	68.3 years
GMIB†	0-6%		1,422	518		0.5 years
GMWB*	0-8%	**	63,924	7,758

31 December 2014	Minimum return		Account value £m	Net amount at risk £m	Weighted average attained age	Period until expected annuitisation
Return of net deposits plus a minimum return
GMDB	0-6%		64,344	1,463	65.0 years
GMWB - Premium only	0%		2,151	32
GMWB*	0-5%	**	264	17
GMAB - Premium only	0%		53	-
Highest specified anniversary account value minus withdrawals post-anniversary
GMDB			6,581	193	65.0 years
GMWB - Highest anniversary only			2,131	85
GMWB*			830	58
Combination net deposits plus minimum return, highest specified anniversary account value minus withdrawals post-anniversary
GMDB	0-6%		3,978	302	67.5 years
GMIB†	0-6%		1,595	360		1.4 years
GMWB*	0-8%	**	57,323	2,033
*	Amounts shown for Guaranteed Minimum Withdrawal Benefit comprise sums for the ‘not for life’ portion (where the guaranteed withdrawal base less the account value equals to the net amount at risk (NAR)), and a ‘for life’ portion (where the NAR has been estimated as the present value of future expected benefit payment remaining after the amount of the ‘not for life’ guaranteed benefits is zero).
**	Ranges shown based on simple interest. The upper limits of 5 per cent, or 8 per cent simple interest are approximately equal to 4.1 per cent and 6 per cent respectively, on a compound interest basis over a typical ten year bonus period. For example 1 + 10 x 0.05 is similar to 1.04 growing at a compound rate of 4 per cent for a further nine years.
†	The GMIB reinsurance guarantees are essentially fully reinsured.

Account balances of contracts with guarantees were invested in variable separate accounts as follows:

	2015 £m	2014 £m
Mutual fund type:
Equity	55,488	50,071
Bond	11,535	11,139
Balanced	13,546	12,901
Money market	832	675
Total	81,401	74,786

As noted above, Jackson is exposed to equity risk through the options embedded in the fixed index annuity liabilities and Guaranteed Minimum Death Benefit and Guaranteed Minimum Withdrawal Benefit guarantees included in certain variable annuity benefits as illustrated above. This risk is managed using an equity hedging programme to minimise the risk of a significant economic impact as a result of increases or decreases in equity market levels while taking advantage of naturally offsetting exposures in Jackson’s operations. Jackson purchases external futures and options that hedge the risks inherent in these products, while also considering the impact of rising and falling guaranteed benefit fees.

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

At 31 December 2015, the estimated sensitivity of Jackson’s profit and shareholders’ equity to immediate increases and decreases in equity markets is shown below. The sensitivities are shown net of related changes in DAC amortisation.

	2015 £m				2014 £m
	Decrease		Increase		Decrease		Increase
	of 20%	of 10%	of 20%	of 10%	of 20%	of 10%	of 20%	of 10%
Pre-tax profit, net of related changes in amortisation of DAC	738	259	(86)	(128)	360	130	8	(25)
Related deferred tax effects	(258)	(91)	30	45	(126)	(46)	(3)	9
Net sensitivity of profit after tax and shareholders’ equity	480	168	(56)	(83)	234	84	5	(16)
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

The directional movements in the sensitivities reflect the hedging programme in place at 31 December 2015 and 2014.

ii	Sensitivity to interest rate risk

Notwithstanding the market risk exposure previously described, except in the circumstances of interest rate scenarios where the guarantee rates included in contract terms are higher than crediting rates that can be supported from assets held to cover liabilities, the accounting measurement of fixed annuity liabilities of Jackson products is not generally sensitive to interest rate risk. This position derives from the nature of the products and the US GAAP basis of measurement. The Guaranteed Minimum Withdrawal Benefit features attached to variable annuity business (other than ‘for life’ components) are accounted for as embedded derivatives which are fair valued and, therefore, will be sensitive to changes in interest rate.

Debt securities and related derivatives are marked to fair value. Value movements on derivatives, again net of related changes to amortisation of DAC and deferred tax, are recorded within the income statement. Fair value movements on debt securities, net of related changes to amortisation of DAC and deferred tax, are recorded within other comprehensive income. The estimated sensitivity of these items and policyholder liabilities to a 1 per cent and 2 per cent decrease and increase in interest rates at 31 December 2015 and 2014 is as follows:

	2015 £m				2014 £m
	Decrease		Increase		Decrease		Increase
	of 2%	of 1%	of 1%	of 2%	of 2%	of 1%	of 1%	of 2%
Profit and loss:
Pre-tax profit effect (net of related changes in amortisation of DAC)	(1,776)	(847)	628	1,120	(1,398)	(690)	494	875
Related effect on charge for deferred tax	621	296	(220)	(392)	489	242	(173)	(306)
Net profit effect	(1,155)	(551)	408	728	(909)	(448)	321	569
Other comprehensive income:
Direct effect on carrying value of debt securities (net of related changes in amortisation of DAC)	3,167	1,782	(1,782)	(3,167)	2,979	1,663	(1,663)	(2,979)
Related effect on movement in deferred tax	(1,108)	(624)	624	1,108	(1,043)	(582)	582	1,043
Net effect	2,059	1,158	(1,158)	(2,059)	1,936	1,081	(1,081)	(1,936)
Total net effect on shareholders’ equity	904	607	(750)	(1,331)	1,027	633	(760)	(1,367)

These sensitivities are shown only for interest rates in isolation and do not include other movements in credit risk that may affect credit spreads and valuations of debt securities. Similar to sensitivity to equity risk, the sensitivity movements provided in the table above are at a point in time and reflect the hedging programme in place on the balance sheet date, while the actual impact on financial results would vary contingent upon a number of factors.

iii	Sensitivity to foreign exchange risk

Consistent with the Group’s accounting policies, the profits of the Group’s US operations are translated at average exchange rates and shareholders’ equity at the closing rate for the reporting period. For 2015, the average and closing rates were US$1.53 (2014: $1.65) and US$1.47 (2014: US$1.56) to £1.00 sterling, respectively. A 10 per cent increase (weakening of the dollar) or decrease (strengthening of the dollar) in these rates would reduce or increase profit before tax attributable to shareholders, profit for the year and shareholders’ equity attributable to US insurance operations respectively as follows:

	A 10% increase in US$:£ exchange rates		A 10% decrease in US$:£ exchange rates
	2015 £m	2014 £m	2015 £m	2014 £m
Profit before tax attributable to shareholders note	(109)	(23)	133	29
Profit for the year	(87)	(23)	107	28
Shareholders’ equity attributable to US insurance operations	(378)	(370)	462	452

Note: Sensitivity on profit (loss) before tax ie aggregate of the operating profit based on longer-term investment returns and short-term fluctuations in investment returns.

iv	Other sensitivities

Total profit of Jackson is sensitive to market risk on the assets covering liabilities other than variable annuity business segregated in the separate accounts.

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

Jackson is sensitive to lapse risk and other types of policyholder behaviour, such as the take-up of its Guaranteed Minimum Withdrawal Benefit product features. In the absence of hedging, equity and interest rate movements can both cause a loss directly and cause an increased future sensitivity to policyholder behaviour. Jackson has an extensive derivative programme that seeks to manage the exposure to such altered equity markets and interest rates.

For variable annuity business, the key assumption is the expected long-term level of separate account returns, which for 2015 was 7.4 per cent (2014: 7.4 per cent). The impact of using this return is reflected in two principal ways, namely:

•	Through the projected expected gross profits which are used to determine the amortisation of deferred acquisition costs. This is applied through the use of a mean reversion technique which is described in more detail in note C5.1(b) above; and
•	The required level of provision for claims for guaranteed minimum death, ‘for life’ withdrawal, and income benefits.

C7.4	UK insurance operations

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

The shareholder results of the UK with-profits fund correspond to the shareholders’ share of the cost of bonuses declared on the with-profits business which is currently one-ninth of the cost of bonuses declared. Investment performance is a key driver of bonuses, and hence the shareholders’ share of the cost of bonuses. Due to the ‘smoothed’ basis of bonus declaration, the sensitivity to investment performance in a single year is low relative to movements in the period to period performance. However, over multiple periods, it is important as it may affect future expected shareholder transfers.

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

In addition the level of profit is affected by change in the level of reinsurance cover.

A decrease in assumed mortality rates of 1 per cent would decrease pre-tax profit by approximately £67 million (2014: £94 million). A decrease in credit default assumptions of five basis points would increase pre-tax profit by £176 million (2014: £190 million). A decrease in renewal expenses (excluding asset management expenses) of 5 per cent would increase pre-tax profit by £35 million (2014: £30 million). The effect on profit would be approximately symmetrical for changes in assumptions that are directionally opposite to those explained above. The net effect on profit after tax and shareholders’ equity from all the changes in assumptions as described above would be an increase of approximately £115 million (2014: £101 million).

Unit-linked and other business

Unit-linked and other business represents a comparatively small proportion of the in-force business of the UK insurance operations.

Due to the matching of policyholder liabilities to attaching asset value movements the UK unit-linked business is not directly affected by market or credit risk. The liabilities of the other business are also broadly insensitive to market risk. Profits from unit- linked and similar contracts primarily arise from the excess of charges to policyholders for management of assets, over expenses incurred. The former is most sensitive to the net accretion of funds under management as a function of new business and lapse and timing of death. The accounting impact of the latter is dependent upon the amortisation of acquisition costs in line with the emergence of margins (for insurance contracts) and amortisation in line with service provision (for the investment management component of investment contracts). By virtue of the design features of most of the contracts which provide low levels of mortality cover, the profits are relatively insensitive to changes in mortality experience.

Sensitivity to interest rate risk and other market risk

By virtue of the fund structure, product features and basis of accounting, the policyholder liabilities of the UK insurance operations are, except annuity business, not generally exposed to interest rate risk. At 31 December 2015 annuity liabilities accounted for 98 per cent (2014: 98 per cent) of UK shareholder-backed business liabilities. For annuity business, liabilities are exposed to interest rate risk. However, the net exposure to the Prudential Assurance Company with-profits sub-fund (for its non-profit annuity business) and shareholders (for annuity liabilities of Prudential Retirement Income Limited and the non-profit sub-fund) is very substantially ameliorated by virtue of the close matching of assets with appropriate duration. The level of matching from period to period can vary depending on management actions and economic factors so it is possible for a degree of mis-matching profits or losses to arise.

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

The estimated sensitivity of the UK non-linked shareholder-backed business (principally annuities business) to a movement in interest rates is as follows:

	2015 £m				2014 £m
	A decrease of 2%	A decrease of 1%	An increase of 1%	An increase of 2%	A decrease of 2%	A decrease of 1%	An increase of 1%	An increase of 2%
Carrying value of debt securities and derivatives	10,862	4,812	(3,935)	(7,219)	11,559	5,063	(4,085)	(7,457)
Policyholder liabilities	(8,738)	(3,909)	3,208	5,872	(9,550)	(4,250)	3,454	6,297
Related deferred tax effects	(402)	(172)	138	257	(402)	(163)	126	232
Net sensitivity of profit after tax and shareholders’ equity	1,722	731	(589)	(1,090)	1,607	650	(505)	(928)

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

	2015 £m		2014 £m
	A decrease of 20%	A decrease of 10%	A decrease of 20%	A decrease of 10%
Pre-tax profit	(327)	(163)	(347)	(173)
Related deferred tax effects	66	33	75	37
Net sensitivity of profit after tax and shareholders’ equity	(261)	(130)	(272)	(136)

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

C7.5	Asset management and other operations

a	Asset management
i	Sensitivities to foreign exchange risk

Consistent with the Group’s accounting policies, the profits of Eastspring Investments and US asset management operations are translated at average exchange rates and shareholders’ equity at the closing rate for the reporting period. The rates for the functional currencies of most significant operations are shown in note A1.

A 10 per cent increase in the relevant exchange rates (strengthening of the pound sterling) would have reduced reported profit before tax attributable to shareholders and shareholders’ equity, excluding goodwill attributable to Eastspring Investments and US asset management operations, by £11 million and £38 million respectively (2014: £9 million and £33 million, respectively).

ii	Sensitivities to other financial risks for asset management operations

The principal sensitivities to other financial risk of asset management operations are credit risk on the bridging loan portfolio of the Prudential Capital operation and the indirect effect of changes to market values of funds under management. Due to the nature of the asset management operations there is limited direct sensitivity to movements in interest rates. Total debt securities held at 31 December 2015 by asset management operations were £2,204 million (2014: £2,293 million), the majority of which are held by the Prudential Capital’s operation. Debt securities held by Prudential Capital are in general variable rate bonds and so market value is limited in sensitivity to interest rate movements and consequently any change in interest rates would not have a material impact on profit or shareholders’ equity. The Group’s asset management operations do not hold significant investments in property or equities.

b	Other operations

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

C8	Tax assets and liabilities

C8.1	Deferred tax

The statement of financial position contains the following deferred tax assets and liabilities in relation to:

	Deferred tax assets		Deferred tax liabilities
	2015 £m	2014 £m	2015 £m	2014 £m
Unrealised losses or gains on investments	21	83	(1,036)	(1,697)
Balances relating to investment and insurance contracts	1	4	(543)	(499)
Short-term temporary differences	2,752	2,607	(2,400)	(2,065)
Capital allowances	10	9	(31)	(30)
Unused deferred tax losses	35	62		-
Total	2,819	2,765	(4,010)	(4,291)

The deferred tax asset at 31 December 2015 and 2014 arises in the following parts of the Group:

	2015 £m	2014 £m
Asia insurance operations	66	84
US insurance operations	2,448	2,343
UK insurance operations
SAIF	1	-
PAC with-profits fund (including non-profit annuity business)	83	71
Other	48	61
Other operations	173	206
Total	2,819	2,765

Deferred tax assets are recognised to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted.

The taxation regimes applicable across the Group often apply separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a trading or capital nature may affect the recognition of deferred tax assets. Accordingly, for the 2015 full year results and financial position at 31 December 2015 the possible tax benefit of approximately £98 million (2014: £110 million), which may arise from capital losses valued at approximately £0.5 billion (2014: £0.5 billion), is sufficiently uncertain that it has not been recognised. In addition, a potential deferred tax asset of £52 million (2014: £47 million), which may arise from trading tax losses and other potential temporary differences totalling £0.3 billion (2014: £0.2 billion) is sufficiently uncertain that it has not been recognised. Of these, losses of £36 million will expire within the next seven years. Of the remaining losses £1 million will expire within 20 years and the rest have no expiry date.

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

	Short-term temporary differences		Unused tax losses
	2015 £m	Expected period of recoverability	2015 £m	Expected period of recoverability
Asia insurance operations	34	1 to 3 years	30	3 to 5 years
US insurance operations	2,433	With run-off of in-force book	-	-
UK insurance operations	128	1 to 10 years	-	-
Other operations	157	1 to 10 years	5	1 to 3 years
Total	2,752		35

Under IAS 12, ‘Income Taxes’, deferred tax is measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled, based on the tax rates (and laws) that have been enacted or are substantively enacted at the end of the reporting period.

The reduction in the UK corporation tax rate to 19 per cent from 1 April 2017 and a further reduction to 18 per cent from 1 April 2020 was substantively enacted on 26 October 2015 which has had the effect of reducing the UK with-profits and shareholder-backed business element of the deferred tax balances as at 31 December 2015 by £17 million and the effects of these changes are reflected in the financial statements for the year ended 31 December 2015.

C8.2     Current tax

Of the £477 million (2014: £117 million) current tax recoverable, the majority is expected to be recovered in one year or less.

The current tax liability decreased to £325 million (2014: £617 million) reflecting accelerated tax payments in the US insurance operations during the year.

C9     Defined benefit pension schemes

(a)	Background and summary economic and IAS 19 financial positions

The Group’s businesses operate a number of pension schemes. The specific features of these plans vary in accordance with the regulations of the country in which the employees are located, although they are, in general, funded by the Group and based either on a cash balance formula or on years of service and salary earned in the last year or years of employment. The largest defined benefit scheme is the principal UK scheme, namely the Prudential Staff Pension Scheme (PSPS). PSPS accounts for 84 per cent (2014: 84 per cent) of the underlying scheme liabilities of the Group’s defined benefit schemes.

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

The Group asset/liability in respect of defined benefit pension schemes is as follows:

	2015 £m					2014 £m
				Other					Other
	PSPS	SASPS	M&GGPS	schemes	Total	PSPS	SASPS	M&GGPS	schemes	Total
	note (i)	note (ii)				note (i)	note (ii)
Underlying economic surplus (deficit)	969	(82)	75	(1)	961	840	(144)	60	(1)	755
Less: unrecognised surplusnote (i)	(800)	-	-	-	(800)	(710)	-	-	-	(710)
Economic surplus (deficit) (including investment in Prudential insurance policies)	169	(82)	75	(1)	161	130	(144)	60	(1)	45
Attributable to:
PAC with-profits fund	118	(33)	-	-	85	91	(72)	-	-	19
Shareholder-backed operations	51	(49)	75	(1)	76	39	(72)	60	(1)	26
Consolidation adjustment against policyholder liabilities for investment in Prudential insurance policiesnote (iii)	-	-	(77)	-	(77)	-	-	(132)	-	(132)
IAS 19 pension asset (liability) on the Group statement of financial positionnote (iv)	169	(82)	(2)	(1)	84	130	(144)	(72)	(1)	(87)

Notes

(i)	For PSPS, the Group does not have an unconditional right of refund to any surplus of the scheme. The PSPS pension asset represents the present value of the economic benefit (impact) of the Company from the difference between future ongoing contributions to the scheme and estimated accrued cost of service. No deficit or other funding is required for PSPS. Deficit funding, where applicable, is apportioned in the ratio of 70/30 between the PAC with-profits fund and shareholder-backed operations following detailed considerations in 2005 of the sourcing of previous contributions. Employer contributions for ongoing service of current employees are apportioned in the ratio relevant to current activity.
(ii)	The deficit of SASPS has been allocated 40 per cent to the PAC with-profits fund and 60 per cent to the shareholders’ fund as at 31 December 2015 (2014: approximately 50/50).
(iii)	The underlying position on an economic basis reflects the assets (including investments in Prudential insurance policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes.
(iv)	At 31 December 2015, the PSPS pension asset of £169 million (2014: £130 million) and the other schemes’ pension liabilities of £85 million (2014: £217 million) are included within ‘Other debtors’ and ‘Provisions’ respectively on the consolidated statement of financial position.

In respect of PSPS the contributions into the scheme are payable at the minimum level required under the scheme rules. Excluding expenses, the contributions are payable at approximately £6 million per annum for on-going service of active members of the scheme. No deficit or other funding is required. Deficit funding for PSPS, when applicable, is apportioned in the ratio of 70/30 between the PAC with-profits fund and shareholder-backed operations based on the sourcing of previous contributions. Employer contributions for on-going service of current employees are apportioned in the ratio relevant to current activity.

In respect of SASPS it has been agreed with the Trustees that the level of deficit funding be increased from the previous level of £13.1 million per annum to £21.0 million per annum from 1 January 2015 until 31 March 2024, or earlier if the scheme’s funding level reaches 100 per cent before this date, to eliminate the actuarial deficit. The deficit funding will be reviewed every three years at subsequent valuations.

In respect of M&GGPS it has been agreed with the Trustees that no deficit funding is required from 1 January 2016. Deficit funding of £9.3 million was paid in 2015 (2014: £18.6 million).

Defined benefit pension schemes in the UK are generally required to be subject to full actuarial valuations every three years in order to assess the appropriate level of funding for schemes in relation to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds.

Risks to which the defined benefit schemes expose the Group

Responsibility of making good of any deficit that may arise in the schemes lies with the employers of the schemes, which are subsidiaries of the Group. Accordingly, the pension schemes expose the Group to a number of risks and the most significant of which are interest rate and investment risk, inflation risk and mortality risk.

Corporate governance

The Group’s UK pension schemes are regulated by ‘The Pension Regulator’ in accordance with the Pension Act 1995. Trustees have been appointed for each pension scheme and they have the ultimate responsibility to ensure that the scheme is managed in accordance with the Trust Deed & Rules.

All of the three Group’s UK defined benefit pension schemes (the PSPS, SASPS and M&GGPS) are final salary schemes, which are closed to new entrants.

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

The PSPS scheme has entered into a derivatives based strategy to match the duration and inflation profile of its liabilities. This involved a reallocation from other investments to other assets with an interest and inflation swap overlay. As at 31 December 2015, the nominal value of the interest and inflation-linked swaps amounted to £0.7 billion (2014: £0.8 billion) and £3.4 billion (2014: £3.0 billion) respectively. The SASPS and M&GGPS use very limited or no derivatives to manage their risks.

(b)	Assumptions

The actuarial assumptions used in determining benefit obligations and the net periodic benefit costs for the years ended 31 December were as follows:

	2015%	2014%	2013%
Discount rate*	3.8	3.5	4.4
Rate of increase in salaries	3.0	3.0	3.3
Rate of inflation**
Retail prices index (RPI)	3.0	3.0	3.3
Consumer prices index (CPI)	2.0	2.0	2.3
Rate of increase of pensions in payment for inflation:
PSPS:
Guaranteed (maximum 5%)	2.5	2.5	2.5
Guaranteed (maximum 2.5%)	2.5	2.5	2.5
Discretionary	2.5	2.5	2.5
Other schemes	3.0	3.0	3.3
*	The discount rate has been determined by reference to an ‘AA’ corporate bond index, adjusted where applicable, to allow for the difference in duration between the index and the pension liabilities.
**	The rate of inflation reflects the long-term assumption for the UK RPI or CPI depending on the tranche of the schemes.

The calculations are based on current mortality estimates with an allowance made for future improvements in mortality. The allowance made is in line with a custom calibration and was updated in 2014 to reflect the 2012 mortality model from the Continuous Mortality Investigation Bureau of the Institute and Faculty of Actuaries (CMI). For the PSPS immediate annuities in payment, in 2015 and 2014, a long-term improvement rate of 1.75 per cent per annum and 1.25 per cent per annum were applied for males and females, respectively.

(c)	Estimated pension scheme surpluses and deficits

This section illustrates the financial position of the Group’s defined benefit pension schemes on an economic basis and the IAS 19 basis.

The underlying pension position on an economic basis reflects the assets (including investments in Prudential policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes. The IAS 19 basis excludes the investments in Prudential policies. At 31 December 2015, the investments in Prudential insurance policies comprise £125 million (2014: £131 million) for PSPS and £77 million (2014: £132 million) for the M&GGPS. In principle, on consolidation the investments are eliminated against policyholder liabilities of UK insurance operations, so that the formal IAS 19 position for the scheme in isolation excludes these items. This treatment applies to the M&GGPS investments. However, as a substantial portion of the Company’s interest in the underlying surplus of PSPS is not recognised, the adjustment is not necessary for the PSPS investments.

Movements on the pension scheme deficit determined on the economic basis are as follows, with the effect of the application of IFRIC 14 being shown separately:

	2015 £m
	Surplus (deficit) in schemes at 1 Jan 2015	(Charge) credit to income statement or other comprehensive income	Actuarial gains and losses in other comprehensive income	Contributions paid	Surplus (deficit) in schemes at 31 Dec 2015
All schemes
Underlying position (without the effect of IFRIC 14)
Surplus	755	36	115	55	961
Less: amount attributable to PAC with-profits fund	(525)	(38)	(78)	(17)	(658)
Shareholders’ share:
Gross of tax surplus (deficit)	230	(2)	37	38	303
Related tax	(46)	-	(7)	(7)	(60)
Net of shareholders’ tax	184	(2)	30	31	243
Application of IFRIC 14 for the derecognition of PSPS surplus
Derecognition of surplus	(710)	(26)	(64)	-	(800)
Less: amount attributable to PAC with-profits fund	506	18	49	-	573
Shareholders’ share:
Gross of tax surplus (deficit)	(204)	(8)	(15)	-	(227)
Related tax	41	1	3	-	45
Net of shareholders’ tax	(163)	(7)	(12)	-	(182)
With the effect of IFRIC 14
Surplus (deficit)	45	10	51	55	161
Less: amount attributable to PAC with-profits fund	(19)	(20)	(29)	(17)	(85)
Shareholders’ share:
Gross of tax surplus (deficit)	26	(10)	22	38	76
Related tax	(5)	2	(4)	(7)	(14)
Net of shareholders’ tax	21	(8)	18	31	62

Underlying investments of the schemes

On the ‘economic basis’, after including the underlying assets represented by the investments in Prudential insurance policies as scheme assets, the plans’ assets at 31 December comprise the following investments:

	2015				2014
	PSPS £m	Other schemes £m	Total £m	%	PSPS £m	Other schemes £m	Total £m	%
Equities
UK	126	70	196	3	126	86	212	2
Overseas	151	329	480	6	143	317	460	6
Bonds
Government	4,795	427	5,222	67	5,078	440	5,518	68
Corporate	970	145	1,115	14	931	117	1,048	13
Asset-backed securities	135	21	156	2	197	26	223	3
Derivatives	183	(5)	178	2	159	(13)	146	2
Properties	70	62	132	2	93	57	150	2
Other assets	298	42	340	4	270	40	310	4
Total value of assets**	6,728	1,091	7,819	100	6,997	1,070	8,067	100
*	93 per cent of the bonds are investment graded (2014: 94 per cent).
**	98 per cent of the total value of the scheme assets are derived from quoted prices in an active market. None of the scheme assets included shares in Prudential plc or property occupied by the Prudential Group. The IAS 19 basis plan assets at 31 December 2015 of £7,617 million (2014: £7,804 million) is different from the economic basis plan assets of £7,819 million (2014: £8,067 million) as shown above due to the exclusion of investment in Prudential insurance policies, which are eliminated on consolidation of £202 million (2014: £263 million) comprising £125 million for PSPS (2014: £131 million) and £77 million for the M&G scheme (2014: £132 million).

The movements in the IAS 19 pension schemes’ surplus and deficit between scheme assets and liabilities as consolidated in the financial statements were:

Attributable to policyholders and shareholders

	Plan assets	Present value of benefit obligations	Net surplus (deficit) (without the effect of IFRIC 14)	Effect of IFRIC 14 for derecognition of PSPS surplus	Economic basis net surplus (deficit)	Other adjustments including for investments in Prudential insurance policies	IAS 19 basis net surplus (deficit)
2015 £m		note (i)				note (ii)
Net deficit, beginning of year	8,067	(7,312)	755	(710)	45	(132)	(87)
Current service cost		(36)	(36)		(36)		(36)
Past service cost		48	48		48		48
Net interest on net defined benefit liability (asset)	278	(250)	28	(26)	2	(5)	(3)
Administration expenses	(5)		(5)		(5)		(5)
Benefit payments	(301)	301					-
Employers’ contributionsnote (iii)	56		56		56		56
Employees’ contributions	2	(2)					-
Actuarial gains and lossesnote (iv)	(278)	393	115	(64)	51	6	57
Settlements or curtailments
Transfer out of investment in Prudential insurance policies						54	54
Net surplus (deficit), end of year	7,819	(6,858)	961	(800)	161	(77)	84

2014 £m
Net deficit, beginning of year	6,944	(6,298)	646	(602)	44	(114)	(70)
Current service cost	-	(30)	(30)	-	(30)	-	(30)
Past service cost	-	(4)	(4)	-	(4)	-	(4)
Net interest on net defined benefit liability (asset)	301	(272)	29	(26)	3	(5)	(2)
Administration expenses	(6)	-	(6)	-	(6)	-	(6)
Benefit payments	(266)	266	-	-	-	-	-
Employers’ contributionsnote (iii)	55	-	55	-	55	-	55
Employees’ contributions	2	(2)	-	-	-	-	-
Actuarial gains and lossesnote (iv)	1,037	(975)	62	(82)	(20)	(4)	(24)
Settlements or curtailments	-	3	3	-	3	-	3
Transfer into investment in Prudential insurance policies	-	-	-	-	-	(9)	(9)
Net surplus (deficit), end of year	8,067	(7,312)	755	(710)	45	(132)	(87)

2013 £m
Net deficit, beginning of year	7,197	(6,059)	1,138	(1,010)	128	(169)	(41)
Current service cost		(27)	(27)		(27)		(27)
Net interest on net defined benefit liability (asset)	313	(267)	46	(39)	7	(8)	(1)
Administration expenses paid out of plan assets	(4)		(4)		(4)		(4)
Benefit payments	(254)	254	-		-		-
Employers’ contributionsnote (iv)	56		56	-	56		56
Employees’ contributions	2	(2)	-	-	-		-
Actuarial and other gains and lossesnote (v)	(366)	(197)	(563)	447	(116)	1	(115)
Transfer out of investment in Prudential insurance policies						62	62
Net surplus (deficit), end of year	6,944	(6,298)	646	(602)	44	(114)	(70)

Notes

(i)	Maturity profile of the benefit obligations

The weighted average duration of the benefit obligations of the schemes is 18.2 years (2014: 18.4 years).

The following table provides an expected maturity analysis of the benefit obligations as at 31 December:

	All schemes £m
	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	Total
2015	240	1,045	1,554	1,688	1,711	8,791	15,029
2014	237	1,012	1,538	1,704	1,736	9,256	15,483

(ii)	The adjustments for investments in Prudential insurance policies are consolidation adjustments for intragroup assets and liabilities with no impact to operating results.

(iii)	Total employer contributions expected to be paid into the Group defined benefit schemes for the year ending 31 December 2016 amounts to £45 million (2015: £45 million).

(iv)	The actuarial gains and losses attributable to policyholders and shareholders as shown in the table above are analysed as follows:

	2015 £m	2014 £m	2013 £m
Actuarial and other gains and losses
Return on the scheme assets less amount included in interest income	(278)	1,037	(366)
Losses on changes in demographic assumptions	(3)	(9)	(22)
Gains/(losses) on changes in financial assumptions	371	(939)	(174)
Experience gains/(losses) on scheme liabilities	25	(27)	(1)
	115	62	(563)
Effect of derecognition of PSPS surplus	(64)	(82)	447
Consolidation adjustment for investments in Prudential insurance policies and other adjustments	6	(4)	1
	57	(24)	(115)

(d)	Sensitivity of the pension scheme liabilities to key variables

The sensitivity information below is based on the core scheme liabilities and assumptions at the balance sheet date. The sensitivity is calculated based on a change in one assumption with all other assumptions being held constant. As such, interdependencies between the assumptions are excluded.

The sensitivity of the underlying pension scheme liabilities as shown above does not directly equate to the impact on the profit or loss attributable to shareholders or shareholders’ equity due to the effect of the application of IFRIC 14 on PSPS and the allocation of a share of the interest in financial position of the PSPS and SASPS to the PAC with-profits fund as described above.

	Assumption applied		Sensitivity change in assumption	Impact of sensitivity on scheme liabilities on IAS 19 basis
	2015	2014			2015	2014
Discount rate	3.8%	3.5%	Decrease by 0.2%	Increase in scheme liabilities
				by:
				PSPS	3.3%	3.4%
				Other schemes	5.0%	5.2%
Discount rate	3.8%	3.5%	Increase by 0.2%	Decrease in scheme liabilities
				by:
				PSPS	3.1%	3.2%
				Other schemes	4.6%	4.9%
Rate of inflation	3.0%	3.0%	RPI: Decrease by 0.2%	Decrease in scheme liabilities
				by:
	2.0%	2.0%	CPI: Decrease by 0.2%	PSPS	0.5%	0.6%
			with consequent reduction in salary increases	Other schemes	4.0%	4.2%
Mortality rate			Increase life expectancy	Increase in scheme
			by 1 year	liabilities by:
				PSPS	3.2%	3.3%
				Other schemes	2.8%	3.0%

C10	Share capital, share premium and own shares

	2015			2014
	Number of ordinary shares	Share capital	Share premium	Number of ordinary shares	Share capital	Share premium
		£m	£m		£m	£m
Issued shares of 5p each fully paid
At 1 January	2,567,779,950	128	1,908	2,560,381,736	128	1,895
Shares issued under share-based schemes	4,675,008	-	7	7,398,214	-	13
At 31 December	2,572,454,958	128	1,915	2,567,779,950	128	1,908

Amounts recorded in share capital represent the nominal value of the shares issued. The difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of shares issued is credited to the share premium account.

At 31 December 2015, there were options outstanding under save as you earn schemes to subscribe for shares as follows:

	Number of shares to subscribe for	Share price range		Exercisable by year
		from	to
31 December 2015	8,795,617	288p	1,155p	2021
31 December 2014	8,624,491	288p	1,155p	2020

Transactions by Prudential plc and its subsidiaries in Prudential plc shares

The Group buys and sells Prudential plc shares (‘own shares’) either in relation to its employee share schemes or via transactions undertaken by authorised investment funds that the Group is deemed to control. The cost of own shares of £219 million as at 31 December 2015 (2014: £195 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans. At 31 December 2015, 10.5 million (2014: 10.3 million) Prudential plc shares with a market value of £161 million (2014: £153 million) were held in such trusts all of which are for employee incentive plans. The maximum number of shares held during 2015 was 10.5 million which was in December 2015.

The Company purchased the following number of shares in respect of employee incentive plans. The shares purchased each month are as follows:

		2015 Share Price				2014 Share Price
	Number of shares	Low	High	Cost	Number of shares	Low	High	Cost
		£	£	£		£	£	£
January	52,474	14.83	15.11	786,584	13,740	13.56	13.56	186,314
February	49,423	16.01	16.14	795,683	16,841	12.77	12.77	215,060
March	4,660,458	16.44	17.01	78,940,633	4,623,303	12.82	13.59	60,161,823
April	52,371	16.78	17.24	892,795	149,199	13.12	13.48	2,006,955
May	145,542	16.07	16.61	2,357,705	1,361,688	13.90	14.13	19,184,679
June	160,078	15.65	16.20	2,563,060	11,290	13.80	13.80	155,802
July	55,208	15.04	15.99	868,713	10,745	13.83	13.83	148,550
August	57,653	15.07	15.17	868,091	11,321	13.22	13.22	149,607
September	154,461	13.57	14.31	2,149,244	355,268	14.18	14.41	5,074,731
October	58,087	15.14	15.22	879,999	51,199	13.75	13.84	704,601
November	56,948	15.01	15.61	866,033	51,314	14.36	14.47	737,173
December	61,441	15.00	15.08	923,600	1,223,290	14.41	15.47	17,983,248
Total	5,564,144			92,892,140	7,879,198			106,708,543

The Group has consolidated a number of authorised investment funds where it is deemed to control these funds under IFRS. Some of these funds hold shares in Prudential plc. The total number of shares held by these funds at 31 December 2015 was 6.1 million (2014: 7.5 million) and the cost of acquiring these shares of £54 million (2014: £67 million) is included in the cost of own shares. The market value of these shares as at 31 December 2015 was £94 million (2014: £112 million). During 2015, these funds made net disposals of 1,402,697 Prudential shares (2014: net additions of 405,940) for a net decrease of £13 million to book cost (2014: net increase of £7 million).

All share transactions were made on an exchange other than the Stock Exchange of Hong Kong.

Other than set out above the Group did not purchase, sell or redeem any Prudential plc listed securities during 2015 or 2014.

C11	Capital position statement

This statement sets out the estimated capital position of the Group’s subsidiaries, by life assurance and asset management operations by reference to the local regulations as at 31 December 2015.

C11.1	Life assurance business

(a)	Summary statement

The Group’s estimated capital position for its life assurance subsidiaries as at 31 December 2015 with reconciliations to shareholders’ equity is shown below. The available capital for Group’s life assurance operations is determined by reference to the local regulations, to meet risks and regulatory requirements. For the UK life assurance operations, the estimated capital position as shown below is by reference to the requirements under the Solvency I basis.

		2015 £m					2014 £m
	UK life assurance
	SAIF	PAC WPSF	Other UK life assurance subsidi -aries and funds	Jackson	Asia life assurance subsidi -aries	Total life assurance opera- tions	Total life assurance opera- tions
			note (i)			note (b)
Group IFRS shareholders’ equity	-	-	4,416	4,154	3,956	12,526	11,400

Adjustments to regulatory basis
Unallocated surplus of with-profits funds	-	10,543	-	-	2,553	13,096	12,450
Shareholders’ share of realistic liabilities	-	(2,346)	-	-	-	(2,346)	(2,503)
Deferred acquisition costs, distribution rights and goodwill of non-participating business not recognised for regulatory reporting	-	(3)	(81)	(6,148)	(1,301)	(7,533)	(6,450)
Jackson surplus notesnote (ii)	-	-	-	169	-	169	160
Investment and policyholder liabilities valuation differences between IFRS and regulatory basis for Jacksonnote (iv)	-	-	-	4,927	-	4,927	3,710
Pension liability difference between IAS 19 and regulatory basis	-	(127)	-	-	-	(127)	(47)
Valuation difference on non-profit annuity liabilities within WPSF between IFRS basis and regulatory basis	-	(113)	-	-	-	(113)	(251)
Other adjustmentsnote (iii)	-	(254)	(574)	364	(31)	(495)	(8)
Total adjustments	-	7,700	(655)	(688)	1,221	7,578	7,061
Total available capital resources of life assurance businesses on local regulatory bases	-	7,700	3,761	3,466	5,177	20,104	18,461

Notes

(i)	Excluding PAC shareholders’ equity that is included in ‘parent company and shareholders’ equity of other subsidiaries and funds’. (See note (b) below).
(ii)	For regulatory purposes the Jackson surplus notes are accounted for as capital.
(iii)	Other adjustments to shareholders’ equity and unallocated surplus include amounts for the value of non-participating business for UK regulated with-profits funds, deferred tax, admissibility and other items measured differently on the regulatory basis. For Jackson the principal reconciling item is deferred tax related to the differences between IFRS and regulatory basis as shown in the table above and other methodology differences.
(iv)	The investment and policyholder liabilities valuation difference between IFRS and regulatory bases for Jackson is mainly due to not all investments being carried at fair value under the regulatory basis and also due to the valuation difference on annuity reserves.

(b)	Reconciliation to the Group total shareholders’ equity

The table below reconciles shareholders’ equity held in life assurance operations as shown in the table in note (a) to the Group total shareholders’ equity as at 31 December 2015:

Group shareholders’ equity	2015 £m
Total life assurance operations	12,526
Parent company and shareholders’ equity of other subsidiariesnote (i)	429
Total Group shareholders’ equity	12,955

Note

(i)	Including PAC shareholders’ equity. The £429 million (2014: £411 million) includes the core structural borrowings and the elimination of the investment in subsidiaries at the parent company.

(c)	Basis of preparation, capital requirements and management

Each of the Group’s long-term business operations is capitalised to a sufficiently strong level for its individual circumstances. Details by the Group’s major operations are shown below.

(i)	Asia insurance operations

The available capital shown above of £5,177 million (2014: £4,823 million) represents the excess of local regulatory basis assets over liabilities before deduction of required capital of £1,622 million (2014: £1,514 million).

The businesses in Asia are subject to local capital requirements in the jurisdictions in which they operate. For material Asian operations, the details of the basis of determining regulatory capital and regulatory capital requirements are as follows:

Hong Kong

For non-participating business, mathematical reserves are generally calculated using a modified net premium approach with no allowance for future discontinuance. The underlying assumptions are based on a best estimate basis with prudent margins for adverse deviations. Cash flows are discounted at a valuation interest rate based on a blend between the risk-adjusted portfolio yield and reinvestment rate.

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

Under the risk-based capital solvency requirement, the ratio of an insurer’s available capital to required capital is calculated, and the analysis of equity capital used to determine capital adequacy must take into account market, credit, operational, insurance and interest rate risks. The scheme requires the ratio be calculated based on integrated financial statements reflecting assets, liabilities and capital of affiliates and subsidiaries.

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

For non-participating business, gross premium reserves are determined using best estimate assumptions along with provisions for risk margin for adverse deviations. For linked business, the value of units is held together with a non-unit reserve calculated in accordance with standard actuarial methodology.

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

Capital adequacy is measured based on the Capital Adequacy Ratio (‘CAR’), which is determined as the Total Capital Available divided by the Total Capital Required. Life insurers are required by law to maintain capital funds which are not less than the greater of (i) the sum of capital for all risks and asset as prescribed in the regulation and (ii) a minimum amount of 50 million Thai Baht. Insurers are required by law to maintain capital greater than the prescribed minimum CAR of not less than 100 per cent. However, in case the insurer has a CAR of less than 140 per cent, the regulator may intervene to oversee the insurer’s financial status.

Vietnam

For traditional business, mathematical reserves are calculated using a modified net premium approach, set using assumptions agreed with the regulator.

For linked business, the value of units is held together with the non-unit reserves calculated in accordance with the local regulator’s standard actuarial methodology.

The capital requirement is determined as 4 per cent of reserves plus a specified percentage of 0.1 per cent of sums at risk for policies with original term less than or equal to five years or 0.3 per cent of sums at risk for policies with original term of more than five years. An additional capital requirement of Vietnamese Dong 300 billion is also required for companies transacting pension business.

(ii)	US insurance operations

The regulatory framework for Jackson is governed by the requirements of the US NAIC approved Risk-Based Capital standards. Under these requirements life insurance companies report using a formula-based capital standard which includes components calculated by applying factors to various asset, premium and reserve items and a separate model-based component for market risk associated primarily with variable annuity products. The Risk-Based Capital formula takes into account the risk characteristics of a company, including asset risk, insurance risk, interest rate risk, market risk and business risk.

The available capital of Jackson shown above of £3,466 million (2014: £3,141 million) reflects US regulatory basis available capital as adjusted to exclude asset valuation reserves. The asset valuation reserve, which is reflected as available capital, is designed to provide for future credit-related losses on debt securities and losses on equity investments. Available capital includes a reduction for the effect of the interest maintenance reserve, which is designed by state regulators to defer recognition of non-credit related realised capital gains and losses and to recognise them ratably in the future.

Jackson’s Risk-Based Capital ratio is significantly in excess of regulatory requirements. At 31 December 2015, Jackson had a permitted practice in effect as granted by the local regulator allowing Jackson to carry certain interest rate swaps at book value, as if statutory hedge accounting were in place, instead of at fair value as would have been otherwise required. Jackson is required to demonstrate the effectiveness of its interest rate swap programme pursuant to the Michigan Insurance Code. The total effect of this permitted practice, net of tax, was to decrease statutory surplus by £241 million at 31 December 2015.

Michigan insurance law specifically allows value of business acquired as an admitted asset as long as certain criteria are met. US NAIC standards limit the admitted amount of goodwill/value of business acquired generally to 10 per cent of capital and surplus. At 31 December 2015, Jackson reported £222 million of statutory basis value of business acquired as a result of the REALIC acquisition, which is fully admissible under Michigan insurance law.

(iii)	UK insurance operations

In the UK, up to 31 December 2015, insurers, regulated by PRA, had to hold capital resources equal at least to the Minimum Capital Requirement (MCR) under the Solvency I basis. In addition the rules required insurers to perform Individual Capital Assessments. Under these rules insurers assessed for themselves the amount of capital needed to back their business. If the PRA viewed the results of this assessment as insufficient, it might draw up its own Individual Capital Guidance for a firm, which could be superimposed as a requirement. These requirements were replaced by the Solvency II regime on 1 January 2016 which is discussed further in the Capital Management section within Item 4 ‘Information on the Company’.

PAC with-profits sub-fund and Scottish Amicable Insurance Fund (under Solvency I basis)

Under PRA Solvency I rules, insurers with with-profits liabilities of more than £500 million must hold capital equal to the higher of the MCR and the Enhanced Capital Requirement (ECR). The ECR is intended to provide a more risk responsive and ‘realistic’ measure of a with-profit insurer’s capital requirements, whereas the MCR is broadly speaking equivalent to the previous required minimum margin under the Interim Prudential Sourcebook and satisfies the minimum EU Standards.

Available capital of the with-profits sub-fund and Scottish Amicable Insurance Fund of £7.7 billion (2014: £7.2 billion) as shown in the table in section (a) above represents the excess of assets over liabilities on the PRA realistic basis. Unlike the previously discussed FRS 27 basis, realistic liabilities on the regulatory basis include the shareholders’ share of future bonuses. These amounts are shown before deduction of the risk capital margin as set on the PRA basis which is estimated to be £1.0 billion at 31 December 2015 (2014: £1.0 billion).

Other UK life assurance subsidiaries and funds

The available capital of £3,761 million (2014: £3,297 million) under the Solvency I basis as shown in the table in section (a) above reflects the excess of regulatory basis assets over liabilities of the subsidiaries and funds, before deduction of the capital resources requirement of £1,555 million (2014: £1,552 million).

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

In addition to the requirements at individual company level, PRA requirements apply additional prudential requirements for the Group as a whole. Up until 31 December 2015 these requirements were under the IGD. Solvency II, which came into force on 1 January 2016, replaces the IGD capital requirements. Discussion of the Group’s estimated IGD and Solvency II positions at 31 December 2015 are provided in the Capital Management section within Item 4 ‘Information on the Company’.

(d)	Transferability of available capital

Up until 31 December 2015, under Solvency I basis for PAC and all other UK long-term insurers, long-term business assets and liabilities must, by law, be maintained in funds separate from those for the assets and liabilities attributable to non-life insurance business or to shareholders. Only the ‘established surplus’, the excess of assets over liabilities in the long-term fund determined through a formal valuation, may be transferred so as to be available for other purposes. Distributions from the with-profits sub-fund to shareholders reflect the shareholders’ one-ninth share of the cost of declared policyholders’ bonuses.

Any excess of assets over liabilities of the PAC with-profits fund is retained within that fund. The retention of the capital enables it to support with-profits and other business of the fund by, for example, providing the benefits associated with smoothing and guarantees. It also provides investment flexibility for the fund’s assets by meeting the regulatory capital requirements that demonstrate solvency and by absorbing the costs of significant events or fundamental changes in its long-term business without affecting the bonus and investment policies.

For other UK long-term business subsidiaries, the amounts retained within the companies are at levels which provide an appropriate level of capital strength in excess of the regulatory minimum.

The concept of long-term fund as described above was abolished under the Solvency II regime, which came into effect on 1 January 2016. The PAC with-profits funds will still be treated as ring-fenced structures under the new regime. Therefore the consideration of an “established surplus” that needs to be formally transferred no longer exists. However companies as a whole will be required to meet the new capital requirements. Further information on the Solvency II capital requirements is provided in the Capital Management section within Item 4 ‘Information on the Company’.

For Jackson, capital retention is maintained at a level consistent with an appropriate rating by Standard & Poor’s. Currently Jackson is rated AA. Jackson can pay dividends on its capital stock only out of earned surplus unless prior regulatory approval is obtained. Furthermore, dividends which exceed the greater of statutory net gain from operations less net realised investments losses for the prior year or 10 per cent of Jackson’s prior year-end statutory surplus, excluding any increase arising from the application of permitted practices, require prior regulatory approval.

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

(f)	Intra-group arrangements in respect of the Scottish Amicable Insurance Fund

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

Certain asset management subsidiaries of the Group are subject to regulatory requirements. The movement in the year of the surplus regulatory capital position of those subsidiaries, combined with the movement in the IFRS basis shareholders’ funds for unregulated asset management operations, is as follows:

	Asset management operations
	2015 £m					2014 £m
	M&G	US	Prudential Capital	Eastspring Investments	Total	Total
Regulatory and other surplus
Beginning of year	164	157	74	139	534	572
Gains (losses) during the year	357	16	(39)	58	392	396
Movement in capital requirement	31	-	-	5	36	(34)
Capital injection	-	-	-	4	4	1
Distributions made to the parent company	(150)	-	(55)	(57)	(262)	(409)
Exchange and other movements	-	9	90	-	99	8
End of year	402	182	70	149	803	534

C12	Provisions

	2015 £m	2014 £m
Provision in respect of defined benefit pension schemes:C9	85	217
Other provisions (see below)	519	507
Total provisions	604	724

Analysis of other provisions:

	2015 £m				2014 £m
	Legal provisions	Restructuring provisions	Other provisions	Total	Legal provisions	Restructuring provisions	Other provisions	Total
		note (i)	note (ii)			note (i)	note (ii)
At 1 January	9	11	487	507	14	13	414	441
Charged to income statement:
Additional provisions	6	10	341	357	5	5	357	367
Unused amounts released	(1)	(1)	(53)	(55)	(3)	(3)	(10)	(16)
Used during the year	(3)	(7)	(275)	(285)	(7)	(4)	(277)	(288)
Exchange differences	1	-	(6)	(5)	-	-	3	3
Total at 31 December	12	13	494	519	9	11	487	507

Notes

(i)	Restructuring provisions primarily relate to restructuring activities of UK insurance operations. The provisions pertain to property liabilities resulting from the closure of regional sales centres and branches and staff terminations and other transformation costs to enable streamlining of operations.
(ii)	Other provisions comprise staff benefits provisions of £384 million (2014: £395 million), provisions for onerous contracts of £31 million (2014: £35 million) and regulatory and other provisions of £79 million (2014: £57 million). Staff benefits are generally expected to be paid out within the next three years.

C13	Property, plant and equipment

Property, plant and equipment comprise Group occupied properties and tangible assets. A reconciliation of the carrying amount of these items from the beginning of the year to the end of the year is as follows:

	2015 £m			2014 £m
	Group occupied property	Tangible assets	Total	Group occupied property	Tangible assets	Total
At 1 January
Cost	390	1,165	1,555	357	1,060	1,417
Accumulated depreciation	(58)	(519)	(577)	(50)	(447)	(497)
Net book amount	332	646	978	307	613	920
Year ended 31 December
Opening net book amount	332	646	978	307	613	920
Exchange differences	(2)	(10)	(12)	3	(18)	(15)
Depreciation charge	(11)	(118)	(129)	(9)	(81)	(90)
Additions	40	216	256	31	141	172
Arising on acquisitions of subsidiaries*	52	84	136	-	1	1
Disposals and transfers	-	(32)	(32)	-	(10)	(10)
Closing net book amount	411	786	1,197	332	646	978
At 31 December
Cost	480	1,387	1,867	390	1,165	1,555
Accumulated depreciation	(69)	(601)	(670)	(58)	(519)	(577)
Net book amount	411	786	1,197	332	646	978

*	Principally arising on an acquisition made for venture fund purposes by the PAC with-profits fund.

Tangible assets

Of the £786 million of tangible assets, £657 million were held by the Group’s with-profits operations, primarily by the consolidated subsidiaries for venture fund and other investment purposes of the PAC with-profits fund.

Capital expenditure: property, plant and equipment by segment

The capital expenditure of £216 million (2014: £141 million) arose as follows: £143 million in UK, £20 million in US and £35 million in Asia in insurance operations with the remaining balance of £18 million arising from asset management operations and unallocated corporate expenditure (2014: £82 million in UK, £16 million in US, £20 million in Asia and £23 million in other operations).

C14	Investment properties

Investment properties principally relate to the PAC with-profits fund and are carried at fair value. A reconciliation of the carrying amount of investment properties at the beginning and end of the year is set out below:

	2015 £m	2014 £m
At 1 January	12,764	11,477
Additions:
Resulting from property acquisitions	680	669
Resulting from expenditure capitalised	77	59
Disposals	(662)	(370)
Net gain from fair value adjustments	537	914
Net foreign exchange differences	21	20
Transfers from (to) held for sale assets	5	(5)
At 31 December	13,422	12,764

The 2015 income statement includes rental income from investment properties of £769 million (2014: £729 million) and direct operating expenses including repairs and maintenance arising from these properties of £42 million (2014: £41 million).

Investment properties of £5,468 million (2014: £5,263 million) are held under finance leases. A reconciliation between the total of future minimum lease payments at the statement of financial position date, and their present value is shown below.

	2015 £m			2014 £m
	Future minimum payments	Future finance charges	PV of future minimum payments	Future minimum payments	Future finance charges	PV of future minimum payments
Less than 1 year	4	-	4	5	-	5
1 to 5 years	16	(2)	14	21	(3)	18
Over 5 years	640	(580)	60	936	(830)	106
Total	660	(582)	78	962	(833)	129

Contingent rent is that portion of the lease payments that is not fixed in amount but is based on the future value of a factor that changes other than with the passage of time. There was no contingent rent recognised as income or expense in 2015 and 2014.

The Group’s policy is to let investment properties to tenants through operating leases. Minimum future rentals to be received on non-cancellable operating leases of the Group’s freehold investment properties are receivable in the following periods:

	2015 £m	2014 £m
Less than 1 year	309	314
1 to 5 years	1,091	1,098
Over 5 years	2,595	2,762
Total	3,995	4,174

The total minimum future rentals to be received on non-cancellable sub-leases for the Group’s investment properties held under finance leases at 31 December 2015 are £2,888 million (2014: £2,600 million).

D	OTHER NOTES

D1	Sale of Japan Life business

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

The Japan life business had been classified as held for sale on the statement of financial position of the Group since 2013. The held for sale assets and liabilities of the Japan life business on the statement of financial position as at 31 December 2014 were as follows:

2014 £m
Assets
Investments	898
Other assets	45
943
Adjustment for remeasurement of the carrying value to fair value less costs to sell	(124)
Assets held for sale	819

Liabilities
Policyholder liabilities	717
Other liabilities	53
Liabilities held for sale	770

Net assets	49

Upon its classification as held for sale in 2013, the IFRS carrying value of the Japan life business was set to represent the proceeds, net of related expenses. Subsequent remeasurement of the carrying value of the Japan life business in 2014 resulted in a charge in the income statement of £(13) million in 2014. These amounts, together with the results of the business including short-term value movements on investments also included in the income statement, netted to an insignificant amount for those periods.

On completion of the sale, the cumulative foreign exchange translation loss of the Japan life business of £46 million, that had arisen from 2004 (the year of the Group’s conversion to IFRS) to disposal was recycled from other comprehensive income through the profit and loss account in 2015 as required by IAS 21. This amount is included within ‘Cumulative exchange loss on the sold Japan life business recycled from other comprehensive income’ in the supplementary analysis of profit of the Group as shown in note B1.1. The adjustment has no net effect on shareholders’ equity.

D2	Contingencies and related obligations

The Group is involved in a number of litigation and regulatory issues. These include civil proceedings involving Jackson, which appear to be substantially similar to other class action litigation brought against many life insurers in the US, alleging misconduct in the sale of insurance products. Whilst the outcome of such litigation and regulatory issues cannot be predicted with certainty, the Company believes that their ultimate outcome will not have a material adverse effect on the Group’s financial condition, results of operations, or cash fows.

Matters affecting shareholders’ funds

Unclaimed Property Provision

Jackson had previously received regulatory enquiries on an industry-wide matter regarding claims settlement practices and compliance with unclaimed property laws. During 2015, Jackson has reached agreements to settle issues related to these enquiries. At 31 December 2015, Jackson has accrued £16 million (2014: £13 million) to cover any such liability.

Guarantees and commitments

Guarantee funds in both the UK and the US provide for payments to be made to policyholders on behalf of insolvent life insurance companies and are financed by payments assessed on solvent insurance companies based on location, volume and types of business. The estimated reserve for future guarantee fund assessments is not significant. The directors believe that the reserve is adequate for all anticipated payments for known insolvencies.

At 31 December 2015, Jackson has unfunded commitments of £299 million (2014: £332 million) related to its investments in limited partnerships and £64 million (2014: £73 million) related to commercial mortgage loans and other fixed maturities. These commitments were entered into in the normal course of business and the directors do not expect a material adverse impact on the operations to arise from them.

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

SAIF with-profits policies contain minimum levels of guaranteed benefit to policyholders. In addition, certain pensions products have guaranteed annuity rates at retirement (see below). Should the assets of SAIF be inadequate to meet the guaranteed benefit obligations of the policyholders of SAIF, the PAC long-term fund would be liable to cover any such deficiency in the first instance.

Intra-group capital support arrangements

Prudential and PAC have put in place intra-group arrangements to formalise circumstances in which capital support would be made available by Prudential (including in the scenarios referred to in respect of the pension mis-selling review as referenced below). While Prudential considers it unlikely that such support will be required, the arrangements are intended to provide additional comfort to PAC and its policyholders.

In addition, Prudential has put in place intra-group arrangements to formalise undertakings by Prudential to the regulators of the Hong Kong subsidiaries, which from 1 January 2014, contain the domesticated branch business from PAC regarding their solvency levels. In addition, the scheme of transfer of the Hong Kong branch includes short-term support arrangements between Prudential and PAC to underpin similar arrangements between PAC and the newly domesticated business. It is considered unlikely that support will need to be provided under these arrangements.

Matters affecting policyholders’ funds

Guaranteed annuities

The Group’s main exposure to guaranteed annuities in the UK is through SAIF (see above) and at 31 December 2015 a provision of £412 million was held (2014: £549 million). However, as SAIF is a separate sub-fund of the PAC long-term business fund, attributable to the policyholders, the movement in this provision has no impact on shareholders. In addition, PAC used to sell guaranteed annuity products in the UK and is therefore exposed to liabilities to honour guarantees on these products within the main with-profits fund for which at 31 December 2015 a provision of £47 million was held (2014: £50 million).

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

This inherited estate enables PAC to support with-profits business by providing the benefits associated with smoothing and guarantees, by providing investment flexibility for the fund’s assets, by meeting the regulatory capital requirements that demonstrate solvency and by absorbing the costs of certain significant events or fundamental changes in its long-term business without affecting the bonus and investment policies. The size of the inherited estate fluctuates from year to year depending on the investment return and the extent of its utilisation.

Pension mis-selling review

The pensions review by the UK insurance regulator of past sales of personal pension policies required all UK life insurance companies to review their cases of potential mis-selling and record a provision for the estimated costs. The Group met the requirement of the UK insurance regulator to issue offers to all cases by 30 June 2002. The pension mis-selling provision is included within the policyholder liabilities of the PAC with-profits funds.

The costs associated with the pension mis-selling review have been met from the inherited estate (see above) and, accordingly have not been charged to the asset shares used in the determination of policyholder bonus rates. Hence policyholders’ pay-out values have been unaffected by pension mis-selling.

In 1998, Prudential stated that deducting mis-selling costs from the inherited estate (see above) would not impact its bonus or investment policy and it gave an assurance that if this unlikely event were to occur, it would make available support to the fund from shareholder resources for as long as the situation continued, so as to ensure that policyholders were not disadvantaged. This review was completed on 30 June 2002 with the assurance continuing to apply to any policy in force at 31 December 2003, both for premiums paid before 1 January 2004, and for subsequent regular premiums (including future fixed, retail price index or salary related increases and Department of Work and Pensions rebate business). The assurance has not applied to new business since 1 January 2004.

D3	Post balance sheet events

Dividends

The second interim and special dividends for the year ended 31 December 2015, which were approved by the Board of Directors after 31 December 2015 are described in note B7.

D4	Related party transactions

Transactions between the Company and its subsidiaries are eliminated on consolidation.

The Company has transactions and outstanding balances with certain unit trusts, Open-Ended Investment Companies (OEICs), collateralised debt obligations and similar entities which are not consolidated and where a Group company acts as manager which are regarded as related parties for the purposes of IAS 24. The balances are included in the Group’s statement of financial position at fair value or amortised cost in accordance with their IAS 39 classifications. The transactions are included in the income statement and include amounts paid on issue of shares or units, amounts received on cancellation of shares or units and paid in respect of the periodic charge and administration fee.

In addition, there are no material transactions between the Group’s joint ventures which are accounted for on an equity method basis and other Group companies.

Executive officers and directors of the Company may from time to time purchase insurance, asset management or annuity products marketed by Group companies in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons.

In 2015 and 2014, other transactions with directors were not deemed to be significant both by virtue of their size and in the context of the directors’ financial positions. All of these transactions are on terms broadly equivalent to those that prevail in arm’s length transactions.

Apart from these transactions with directors, no director had interests in shares, transactions or arrangements that require disclosure, other than those given in Item 6 ‘Directors, Senior Management and Employees Compensation’. Key management remuneration is disclosed in note B3.3.

D5	Commitments

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

	2015 £m	2014 £m	2013 £m
Future minimum lease payments for non-cancellable operating leases fall due during the following periods:
Not later than 1 year	98	89	110
Later than 1 year and not later than 5 years	231	214	308
Later than 5 years	116	105	333
Future minimum sub-lease rentals received for non-cancellable operating leases for land and buildings	66	17	20
Minimum lease rental payments included in consolidated income statement	105	95	92

In addition, the Group has provided, from time to time, certain guarantees and commitments to third parties including funding the purchase or development of land and buildings and other related matters. The contractual obligations to purchase or develop investment properties at 31 December 2015 were £409 million (2014: £232 million; 2013: £92 million).

D6	Investments in subsidiary undertakings, joint ventures and associates

(a)	Dividend restrictions and minimum capital requirements

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

The Group capital position statement for life assurance businesses is set out in note C11.1, showing the available capital reflecting the excess of regulatory basis over liabilities for each fund or group of companies determined by reference to the local regulation of the subsidiaries as at 31 December 2015. In addition, disclosure is also provided in note C11.1 of the local capital requirement of the principal funds and companies.

(b)	Investments in joint ventures and associates

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

The Group has various joint ventures relating to property investments held by the PAC with-profits fund. The results of these joint ventures are reflected in the movement in the unallocated surplus of the PAC with-profits funds and therefore do not affect shareholders’ results.

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

The Group’s associates, which are also accounted for under the equity method, include PPM South Africa and PruHealth (until its sale in 2014). In addition, the Group has investments in Open-Ended Investment Companies (OEICs), unit trusts, funds holding collateralised debt obligations, property unit trusts and venture capital investments of the PAC with-profits funds where the Group has significant influence. As allowed under IAS 28, these investments are accounted for on a fair value through profit or loss basis. The aggregate fair value of associates accounted for at fair value through profit or loss, where there are published price quotations, is approximately £1.4 billion at 31 December 2015 (2014: £1.2 billion).

The Group’s share of the profits, net of related tax, and carrying amount of interest in joint ventures and associates, which are equity accounted as shown in the consolidated income statement comprises the following:

	Joint ventures			Associates
	2015 £m	2014 £m	2013 £m	2015 £m	2014 £m	2013 £m
Shareholder-backed business	171	162	52	14	12	7
PAC with-profits fund (prior to offsetting effect in movement in unallocated surplus)	53	129	88	-	-	-
Total	224	291	140	14	12	7

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

(c)	Related undertakings

In accordance with Section 409 of the Companies Act 2006 a list of Prudential Group’s subsidiaries, joint ventures, associates and significant holdings(being holdings more than 20 per cent) along with the country of incorporation, the classes of shares held and the effective percentage of equity owned at 31 December 2015 is disclosed below.

The definitions of a subsidiary undertaking, joint venture and associate in accordance with the Companies Act 2006 are different from the definition under IFRS. As a result, the related undertakings included within the list below may not be the same as the undertakings consolidated in the Group IFRS financial statements. The Group’s consolidation policy is described in note A3.1(b).

Direct subsidiary undertakings of the parent company, Prudential plc (shares held directly or via nominees):

Name	Classes of Shares held	Proportion held	Country of Incorporation
M&G Group Limited	Ordinary Shares	100.00%	United Kingdom
Prudential (US Holdco 1) Limited	Ordinary Shares	100.00%	United Kingdom
Prudential Capital Holding Company Limited	Ordinary Shares	100.00%	United Kingdom
Prudential Corporation Asia Limited	Ordinary Shares	100.00%	Hong Kong
Prudential Financial Services Limited	Ordinary Shares	100.00%	United Kingdom
Prudential Group Holdings Limited	Ordinary Shares	100.00%	United Kingdom
Prudential Property Services Limited	Ordinary Shares	100.00%	United Kingdom
Prudential US Limited	Ordinary Shares	100.00%	United Kingdom
The Prudential Assurance Company Limited	Ordinary Shares	100.00%	United Kingdom

Other subsidiaries, joint ventures, associates and significant holdings of the Group - no shares held directly by the parent company, Prudential plc or its nominees:

Name	Classes of Shares held	Proportion held	Country of Incorporation
AGR Holdco Ltd	Ordinary Shares	43.06%	United Kingdom
Allied Life Brokerage Agency, Inc	Ordinary Shares	100.00%	USA
Bird GP 1 Limited	Ordinary Shares	100.00%	United Kingdom
BOCHK Aggressive Growth Fund	Ordinary Shares	54.69%	Hong Kong
BOCHK Balanced Growth Fund	Ordinary Shares	39.05%	Hong Kong
BOCHK China Equity Fund	Ordinary Shares	64.15%	Hong Kong
BOCHK Conservative Growth Fund	Ordinary Shares	43.44%	Hong Kong
BOCI - Prudential Asset Management Limited	Ordinary Shares	36.00%	Hong Kong
BOCI - Prudential Trustee Limited	Ordinary Shares	36.00%	Hong Kong
Bracknell Boulevard Management Company Limited	Ordinary Shares	29.10%	United Kingdom
Brooke (Holdco 1) Inc.	Ordinary Shares	100.00%	USA
Brooke Holdings (UK) (In liquidation)	Ordinary Shares	100.00%	United Kingdom
Brooke Holdings LLC	Ordinary Shares	100.00%	USA
Brooke Life Insurance Company	Ordinary Shares	100.00%	USA
BWAT Retail Nominee (1) Limited	Ordinary Shares	50.00%	United Kingdom
BWAT Retail Nominee (2) Limited	Ordinary Shares	50.00%	United Kingdom
Calera Capital Partners IV - A AIV I, L.P.	Limited Partnership Interest	32.87%	USA
Calvin F1 GP Limited	Ordinary Shares	100.00%	United Kingdom
Calvin F2 GP Limited	Ordinary Shares	100.00%	United Kingdom
Canada Property (Trustee) No 1 Limited	Ordinary Shares	100.00%	Jersey
Canada Property Holdings Limited	Ordinary Shares	100.00%	United Kingdom
Carraway Guildford (Nominee A) Limited	Ordinary Shares	100.00%	Jersey
Carraway Guildford (Nominee B) Limited	Ordinary Shares	100.00%	Jersey
Carraway Guildford General Partner Limited	Ordinary Shares	100.00%	United Kingdom
Carraway Guildford Investments Unit Trust	Units	100.00%	Jersey
Carraway Guildford Limited Partnership	Limited partnership interest	100.00%	United Kingdom
CCC Investment S.a.r.l.	Ordinary Shares	52.24%	Luxembourg
Centaurus Retail LLP	Limited Partnership Interest	50.00%	United Kingdom
Central Square Leeds Limited	Ordinary Shares	100.00%	United Kingdom
Centre Capital Non-Qualified Investors IV AIV Orion, L.P.	Membership Interest	76.75%	USA
Centre Capital Non-Qualified Investors IV AIV-ELS, L.P.	Membership Interest	76.53%	USA
Centre Capital Non-Qualified Investors IV AIV-RA, L.P.	Membership Interest	71.43%	USA
Centre Capital Non-Qualified Investors IV, L.P.	Membership Interest	75.47%	USA
Centre Capital Non-Qualified Investors V AIV-ELS LP	Membership Interest	73.16%	USA
Centre Capital Non-Qualified Investors V LP	Membership Interest	67.47%	USA
CEP IV-A Chicago AIV Limited Partnership	Membership Interest	31.92%	USA
CEP IV-A CWV AIV Limited Partnership	Membership Interest	31.92%	USA
CEP IV-A Indy AIV Limited Partnership	Membership Interest	31.92%	USA
CEP IV-A NMR AIV Limited Partnership	Membership Interest	31.92%	USA
CEP IV-A WBCT AIV Limited Partnership	Membership Interest	31.91%	USA
CF European Qualified Investor Scheme	Ordinary Shares	97.57%	United Kingdom
CF Japanese Qualified Investor Scheme	Ordinary Shares	97.68%	United Kingdom
CF North American Qualified Investor Scheme	Ordinary Shares	98.22%	United Kingdom
CF Prudential Pacific Markets Trust Fund	Ordinary Shares	97.42%	United Kingdom
CF UK Growth Qualified Investor Scheme	Ordinary Shares	98.47%	United Kingdom
Cimbria Holdings Limited	Ordinary Shares	41.78%	Denmark
CITIC - CP Asset Management Co. Limited	Ownership Interest	26.95%	China
CITIC - Prudential Fund Management Company Limited	Ownership Interest	49.00%	China
CITIC - Prudential Life Insurance Company Limited	Ownership Interest	50.00%	China
Creatrade Luxembourg S.a.r.l	Ordinary Shares	52.27%	Luxembourg
Cribbs Causeway JV Limited	Ordinary Shares	50.00%	United Kingdom

Name	Classes of Shares held	Proportion held	Country of Incorporation
Cribbs Causeway Merchants Association Ltd	Limited by Guarantee		United Kingdom
Cribbs Mall Nominee (1) Limited	Ordinary Shares	100.00%	United Kingdom
Curian Capital, LLC	Membership Interest	100.00%	USA
Curian Clearing LLC (Michigan)	Membership Interest	100.00%	USA
Daisy 2015 Topco Limited	Ordinary Shares	24.08%	United Kingdom
Eastspring Al-Wara’ Investments Berhad	Ordinary Shares	100.00%	Malaysia
Eastspring Asset Management Korea Co. Ltd.	Ordinary Shares	100.00%	Korea
Eastspring Investments - Asia Pacific Equity Fund	Ordinary Shares	75.64%	Luxembourg
Eastspring Investments Global Bond Navigator Fund	Ordinary Shares	96.29%	Luxembourg
Eastspring Investments - Pan European Fund	Ordinary Shares	88.40%	Singapore
Eastspring Investments - US High Yield Bond Fund	Ordinary Shares	33.90%	Luxembourg
Eastspring Investments (Hong Kong) Ltd	Ordinary Shares	100.00%	Hong Kong
Eastspring Investments (Luxembourg) S.A	Ordinary Shares	100.00%	Luxembourg
Eastspring Investments (Singapore) Limited	Ordinary Shares	100.00%	Singapore
Eastspring Investments Asean Income Private Fund A1	Ordinary Shares	100.00%	Korea
Eastspring Investments Asian Bond Fund	Ordinary Shares	42.02%	Luxembourg
Eastspring Investments Asian Dynamic Fund	Ordinary Shares	96.75%	Luxembourg
Eastspring Investments Asian Equity Fund	Ordinary Shares	79.32%	Luxembourg
Eastspring Investments Asian Equity Income Fund	Ordinary Shares	57.18%	Luxembourg
Eastspring Investments Asian High Yield Bond Fund	Ordinary Shares	45.61%	Luxembourg
Eastspring Investments Asian Infrastructure Equity Fund	Ordinary Shares	62.04%	Luxembourg
Eastspring Investments Asian Property Securities Fund	Ordinary Shares	96.35%	Luxembourg
Eastspring Investments Berhad	Ordinary Shares	100.00%	Malaysia
Eastspring Investments Best Growth Securities Investments Trust 4	Ordinary Shares	83.40%	Korea
Eastspring Investments China Equity Fund	Ordinary Shares	39.31%	Hong Kong
Eastspring Investments Dragon Peacock Fund	Ordinary Shares	81.43%	Luxembourg
Eastspring Investments Emerging EMEA Dynamic Fund	Ordinary Shares	83.31%	Luxembourg
Eastspring Investments European Investments Grade Bond Fund	Ordinary Shares	95.96%	Luxembourg
Eastspring Investments Fund Management Limited Liability Company	Ownership Interest	100.00%	Vietnam
Eastspring Investments Global Emerging Markets Bond Fund	Ordinary Shares	93.40%	Luxembourg
Eastspring Investments Global Equity Navigator Fund	Ordinary Shares	99.99%	Luxembourg
Eastspring Investments Global Market Navigator Fund	Ordinary Shares	47.80%	Luxembourg
Eastspring Investments Global Technology Fund	Ordinary Shares	90.18%	Luxembourg
Eastspring Investments Greater China Equity Fund	Ordinary Shares	90.24%	Luxembourg
Eastspring Investments Hong Kong Equity Fund	Ordinary Shares	99.53%	Luxembourg
Eastspring Investments Incorporated	Ordinary Shares	100.00%	USA
Eastspring Investments India Consumer Equity Open Limited	Ordinary Shares	100.00%	Mauritius
Eastspring Investments India Equity Fund	Ordinary Shares	75.25%	Luxembourg
Eastspring Investments India Equity Open Limited	Ordinary Shares	100.00%	Mauritius
Eastspring Investments India Infrastructure Equity Open Limited	Ordinary Shares	100.00%	Mauritius
Eastspring Investments Japan Fundamental Value Fund	Ordinary Shares	100.00%	Luxembourg

Name	Classes of Shares held	Proportion held	Country of Incorporation
Eastspring Investments Limited	Ordinary Shares	100.00%	United Arab Emirates
Eastspring Investments Limited	Ordinary Shares	100.00%	Japan
Eastspring Investments North America Value Fund	Ordinary Shares	100.00%	Luxembourg
Eastspring Investments Pan European Fund	Ordinary Shares	76.55%	Luxembourg
Eastspring Investments Portfolio Management Limited (in liquidation)	Ordinary Shares	100.00%	Mauritius
Eastspring Investments Services Pte. Ltd.	Ordinary Shares	100.00%	Singapore
Eastspring Investments SICAV-FIS - Alternative Investments Fund	Ordinary Shares	100.00%	Luxembourg
Eastspring Investments SICAV-FIS - Asia Pacific Loan Fund	Ordinary Shares	94.36%	Luxembourg
Holborn Finance Holding Company (In liquidation)	Ordinary Shares	100.00%	United Kingdom
Holtwood Limited	Ordinary Shares	100.00%	Isle of Man
Hyde Holdco 1 Limited	Ordinary Shares	100.00%	United Kingdom
ICICI Prudential Asset Management Company Limited	Ordinary Shares	49.00%	India
ICICI Prudential Life Insurance Company Limited	Ordinary Shares	25.89%	India
ICICI Prudential Pension Funds Management Company Ltd	Ordinary Shares	25.89%	India
ICICI Prudential Trust Limited	Ordinary Shares	49.00%	India
ICP (TTT) GP Limited	Ordinary Shares	100.00%	United Kingdom
ICP F2 (TTT) GP Limited	Ordinary shares	100%	United Kingdom
IFC Holdings, Inc	Ordinary Shares	100.00%	USA
Infracapital (Bio) GP Limited	Ordinary Shares	100.00%	United Kingdom
Infracapital (GC) GP Limited	Ordinary Shares	100.00%	United Kingdom
Infracapital (TLSB) GP Limited	Ordinary Shares	100.00%	United Kingdom
Infracapital ABP GP Limited	Ordinary Shares	100.00%	United Kingdom
Infracapital CI II Limited	Ordinary Shares	100.00%	United Kingdom
Infracapital DF II GP LLP	Limited Partnership Interest	40.00%	United Kingdom
Infracapital DF II Limited	Ordinary Shares	100.00%	United Kingdom
Infracapital EF II GP LLP	Limited Partnership Interest	40.00%	United Kingdom
Infracapital Employee Feeder GP 1 LLP	Limited Partnership Interest	40.00%	United Kingdom
Infracapital Employee Feeder GP 2 LLP	Limited Partnership Interest	40.00%	United Kingdom
Infracapital Employee Feeder GP Limited	Ordinary Shares	100.00%	United Kingdom
Infracapital F1 GP2 Limited	Ordinary Shares	100.00%	United Kingdom
Infracapital F2 GP1 Limited	Ordinary Shares	100.00%	United Kingdom
Infracapital F2 GP2 Limited	Ordinary Shares	100.00%	United Kingdom
Infracapital GP 1 LLP	Limited Partnership Interest	40.00%	United Kingdom
Infracapital GP 2 LLP	Limited Partnership Interest	40.00%	United Kingdom
Infracapital GP II Limited	Ordinary Shares	100.00%	United Kingdom
Infracapital GP Limited	Ordinary Shares	100.00%	United Kingdom
Infracapital Greenfield Partners I GP 1 Limited	Ordinary Shares	100.00%	United Kingdom
Infracapital Greenfield Partners I GP 2 Limited	Ordinary Shares	100.00%	United Kingdom
Infracapital Greenfield Partners I GP LLP	Limited Partnership Interest	100%	United Kingdom
Infracapital Long Term Income Partners GP 1 Limited	Ordinary Shares	100.00%	United Kingdom
Infracapital Long Term Income Partners GP 2 Limited	Ordinary Shares	100.00%	United Kingdom
Infracapital Long Term Income Partners GP LLP	Limited Partnership Interest	100%	United Kingdom
Infracapital Nominees Limited	Ordinary Shares	100.00%	United Kingdom
Infracapital Partners	Limited partnership interest	33.04%	United Kingdom
Infracapital Partners II LP	Limited partnership interest	25.98%	United Kingdom
Infracapital Sisu GP Limited	Ordinary Shares	100.00%	United Kingdom
Infracapital SLP II GP LLP	Limited Partnership Interest	40.00%	United Kingdom
Infracapital SLP Limited	Ordinary Shares	100.00%	United Kingdom
Innisfree M&G PPP LLP	Limited Partnership Interest	35.00%	United Kingdom
INVEST Financial Corporation Insurance Agency, Inc. of Delaware	Ordinary Shares	100.00%	USA
INVEST Financial Corporation Insurance Agency, Inc. of Illinois	Ordinary Shares	100.00%	USA

Name	Classes of Shares held	Proportion held	Country of Incorporation
INVEST Financial Corporation Insurance Agency, Inc. of Maryland (In liquidation)	Ordinary Shares	100.00%	USA
INVEST Financial Corporation Insurance Agency, Inc. of Ohio (In liquidation)	Ordinary Shares	100.00%	USA
INVEST Financial Corporation Insurance Agency, Inc. of Oklahoma (In liquidation)	Ordinary Shares	100.00%	USA
Investment Centers of America, Inc.	Ordinary Shares	100.00%	USA
Ivy TopCo Limited	ordinary Shares	35.43%	Guernsey
Jackson National Asset Management LLC	Capital Contribution	100.00%	USA
Jackson National Life (Bermuda) Limited	Ordinary Shares	100.00%	Bermuda
Jackson National Life Distributors LLC	Membership Interest	100.00%	USA
Jackson National Life Insurance Company	Ordinary Shares	100.00%	USA
Jackson National Life Insurance Company of New York	Ordinary Shares	100.00%	USA
Jefferies Capital Partners V, L.P.	Limited Partnership Interest	21.92%	USA
JNL PPM America Strategic Income Fund	Ordinary Shares	100.00%	USA
Kalle Luxembourg S.a.r.l.	Ordinary Shares	37.74%	Luxembourg
Lion Credit Opportunity Fund III	Ordinary Shares	29.10%	Ireland
Lion Credit Opportunity Fund XII	Ordinary Shares	38.94%	Ireland
LIPP S.à r.l. (in liquidation)	Ordinary Shares	100.00%	Luxembourg
Livicos Limited	Ordinary Shares	100.00%	Ireland
M&G (Guernsey) Limited	Ordinary Shares	100.00%	Guernsey
M&G Alternatives Investment Management Limited	Ordinary Shares	100.00%	United Kingdom
M&G Asia Property Fund	Ordinary Shares	34.06%	Luxembourg
M&G Dividend Fund	Ordinary Shares	55.17%	United Kingdom
M&G Emerging Markets Bond Fund	Ordinary Shares	46.36%	United Kingdom
M&G Episode Defensive Fund	Ordinary Shares	94.87%	United Kingdom
M&G Episode Macro Fund	Ordinary Shares	59.00%	United Kingdom
M&G European Credit High Yield Investments Fund	Ordinary Shares	100.00%	Luxembourg
M&G European Credit Investments Fund	Ordinary Shares	100.00%	Luxembourg
M&G European Fund	Ordinary Shares	63.69%	United Kingdom
M&G European Property Fund	Ordinary Shares	38.23%	Luxembourg
M&G European Strategic Value Fund	Ordinary Shares	96.84%	United Kingdom
M&G Financial Services Limited	Ordinary Shares	100.00%	United Kingdom
M&G Founders 1 Limited	Ordinary Shares	100.00%	United Kingdom
M&G General Partner Inc.	Ordinary Shares	100.00%	Cayman Islands
M&G Gilt Fixed Interest Fund	Ordinary Shares	31.51%	United Kingdom
M&G Global Corporate Bond Fund	Ordinary Shares	82.30%	United Kingdom
M&G Global Credit Investments Fund	Ordinary Shares	100.00%	Luxembourg
M&G Global Growth Fund	Ordinary Shares	43.19%	United Kingdom
M&G Global Leaders Fund	Ordinary Shares	40.96%	United Kingdom
M&G IMPPP 1 Limited	Ordinary Shares	100.00%	United Kingdom
M&G International Investments Limited	Ordinary Shares	100.00%	United Kingdom
M&G International Investments Nominees Limited	Ordinary Shares	100.00%	United Kingdom
M&G International Investments Switzerland AG	Ordinary Shares	100.00%	Switzerland
M&G Investment Management Limited	Ordinary Shares	100.00%	United Kingdom
M&G Investments (Hong Kong) Limited	Ordinary Shares	100.00%	Hong Kong
M&G Investments (Singapore) Pte. Ltd.	Ordinary Shares	100.00%	Singapore
M&G Limited	Ordinary Shares	100.00%	United Kingdom
M&G Managed Growth Fund	Ordinary Shares	26.62%	United Kingdom
M&G Management Services Limited	Ordinary Shares	100.00%	United Kingdom
M&G Nominees Limited	Ordinary Shares	100.00%	United Kingdom
M&G Pan European Dividend Fund	Ordinary Shares	67.64%	United Kingdom
M&G Platform Nominees Limited	Ordinary Shares	100.00%	United Kingdom
M&G Property Portfolio	Ordinary Shares	67.39%	United Kingdom
M&G Property Portfolio Feeder	Ordinary Shares	27.15%	United Kingdom
M&G Real Estate (Luxembourg) S.A.	Ordinary shares	100.00%	Luxembourg
M&G Real Estate Asia Holding Company Pt.ltd	Ordinary shares	100.00%	Singapore

Name	Classes of Shares held	Proportion held	Country of Incorporation
M&G Real Estate Asia PTE. Ltd	ordinary shares	100.00%	Singapore
M&G Real Estate Debt Fund LP	Limited partnership interest	29.15%	Guernsey
M&G Real Estate Funds Management S.a.r.l.	Ordinary Shares	100.00%	Luxembourg
M&G Real Estate Japan Co. Ltd	ordinary shares	100.00%	Japan
M&G Real Estate Korea Co. Ltd	Ordinary Shares	100.00%	Korea
M&G Real Estate Limited	Ordinary Shares	100.00%	United Kingdom
M&G RED Employee Feeder GP Limited	Ordinary Shares	100.00%	United Kingdom
M&G RED GP Limited	Ordinary Shares	100.00%	Guernsey
M&G RED II Employee Feeder GP Limited	Ordinary Shares	100.00%	United Kingdom
M&G RED II GP Limited	Ordinary Shares	100.00%	Guernsey
M&G RED II SLP GP Limited	Ordinary Shares	100.00%	United Kingdom
M&G RED III Employee Feeder GP Limited	Ordinary Shares	100.00%	United Kingdom
M&G RED III GP Limited	Ordinary shares	100%	United Kingdom
M&G RED III SLP GP Limited	Ordinary Shares	100.00%	United Kingdom
M&G RED SLP GP Limited	Ordinary Shares	100.00%	United Kingdom
M&G RPF GP Limited	Ordinary Shares	100.00%	United Kingdom
M&G RPF Nominee 1 Limited	Ordinary Shares	100.00%	United Kingdom
M&G RPF Nominee 2 Limited	Ordinary Shares	100.00%	United Kingdom
M&G Securities Limited	Ordinary Shares	100.00%	United Kingdom
M&G SIF Management Company (Ireland) Limited	Ordinary Shares	100.00%	Ireland
M&G Smaller Companies Fund	Ordinary Shares	47.74%	United Kingdom
M&G Traditional Credit Fund	Ordinary Shares	40.24%	Ireland
M&G UK Companies Financing Fund II LP	Limited partnership interest	48.32%	United Kingdom
M&G UK Property GP Limited	Ordinary Shares	100.00%	United Kingdom
M&G UK Property Nominee 1 Limited	Ordinary Shares	100.00%	United Kingdom
M&G UK Property Nominee 2 Limited	Ordinary Shares	100.00%	United Kingdom
M&G UKCF II GP Limited	Ordinary Shares	100.00%	United Kingdom
Manchester JV Limited	Ordinary Shares	50.00%	United Kingdom
Manchester Nominee (1) Limited	Ordinary Shares	100.00%	United Kingdom
Manhattan Property Finance Company Limited	Ordinary Shares	100.00%	Gibraltar
Mission Plans of America, Inc	Ordinary Shares	100.00%	USA
MM&S (2375) Limited (In liquidation)	Ordinary Shares	100.00%	United Kingdom
Murphy & Partners Fund, LP	Limited Partnership Interest	21.07%	USA
NAPI REIT, Inc.	Ordinary Shares	99.00%	USA
National Planning Corporation	Ordinary Shares	100.00%	USA
National Planning Holdings, Inc.	Ordinary Shares	100.00%	USA
National Planning Insurance Agency, Inc. (Florida) (In liquidation)	Ordinary Shares	100.00%	USA
National Planning Insurance Agency, Inc. (Massachusetts) (In liquidation)	Ordinary Shares	100.00%	USA
National Planning Insurance Agency, Inc. (Oklahoma) (In liquidation)	Ordinary Shares	100.00%	USA
National Planning Insurance Agency, Inc. (Texas) (In liquidation)	Ordinary Shares	100.00%	USA
NB Distressed Debt	New Global Shares	25.66%	Guernsey
North Sathorn Holdings Company Limited	Ordinary Shares	100.00%	Thailand
Nova Sepadu Sdn. Bhd.	Ordinary Shares	51.00%	Malaysia
Oaktree Business Park Limited	Ordinary Shares	12.50%	United Kingdom
Old Hickory Fund I, LLC	Membership Interest	100.00%	USA
Optimus Point Management Company Limited	Ordinary Shares	99.95%	United Kingdom
Orizon Luxembourg S.a.r.l	Ordinary Shares	78.49%	Luxembourg
Pacus (UK) Limited	Ordinary Shares	100.00%	United Kingdom
Park Avenue (Singapore Two) (In liquidation)	Ordinary Shares	100.00%	Gibraltar
PCA IP Services Limited	Ordinary Shares	100.00%	Hong Kong
PCA Life Assurance Co. Ltd.	Ordinary Shares	99.79%	Taiwan
PCA Life Insurance Co. Ltd.	Ordinary Shares	100.00%	Korea
PCA Reinsurance Co. Ltd.	Ordinary Shares	100.00%	Labuan, Malaysia
PGDS (UK One) Limited	Ordinary Shares	100.00%	United Kingdom
PGDS (US One) LLC	Membership Interest	100.00%	USA
Phase One Imaging Holdings Ltd	Ordinary Shares	30.54%	United Kingdom

Name	Classes of Shares held	Proportion held	Country of Incorporation
Piccard at Rockville, LLC	Membership Interest	100.00%	USA
Pinewood Limited	Ordinary Shares	20.00%	Malaysia
PPM America Capital Partners II, LLC	Membership Interest	63.45%	USA
PPM America Capital Partners III, LLC	Membership Interest	60.50%	USA
PPM America Capital Partners IV, LLC	Membership Interest	34.50%	USA
PPM America Capital Partners V, LLC	Membership Interest	34.00%	USA
PPM America Capital Partners, LLC	Membership Interest	19.38%	USA
PPM America Private Equity Fund II LP	Limited partnership interest	100.00%	USA
PPM America Private Equity Fund III LP	Limited partnership interest	100.00%	USA
PPM America Private Equity Fund IV LP	Limited partnership interest	100.00%	USA
PPM America Private Equity Fund LP	Limited partnership interest	100.00%	USA
PPM America Private Equity Fund V LP	Limited partnership interest	100.00%	USA
PPM America, Inc.	Ordinary Shares	100.00%	USA
PPM Capital (Holdings) Limited	Ordinary Shares	100.00%	United Kingdom
PPM Finance, Inc.	Ordinary Shares	100.00%	USA
PPM Holdings, Inc.	Ordinary Shares	100.00%	USA
PPM Managers GP Limited	Ordinary Shares	100.00%	United Kingdom
PPM Ventures (Asia) Limited (in liquidation)	Ordinary Shares	100.00%	Hong Kong
PPMC First Nominees Limited	Ordinary Shares	100.00%	United Kingdom
PPS Five Limited (In liquidation)	Ordinary Shares	100.00%	United Kingdom
PPS Nine Limited(In liquidation)	Ordinary Shares	100.00%	United Kingdom
PPS Twelve Limited(In liquidation)	Ordinary Shares	100.00%	United Kingdom
Property Partners (Two Rivers) Limited	Ordinary Shares	50.00%	United Kingdom
Pru Life Insurance Corporation of U.K.	Ordinary Shares	100.00%	Philippines
Prudence Foundation Limited	Limited by Guarantee	100.00%	Hong Kong
Prudential (Cambodia) Life Assurance Plc	Ordinary Shares	100.00%	Cambodia
Prudential (Gibraltar) Limited (In liquidation)	Ordinary Shares	100.00%	Gibraltar
Prudential (Netherlands One) Limited(In liquidation)	Ordinary Shares	100.00%	United Kingdom
Prudential (Netherlands) B.V. (In liquidation)	Ordinary Shares	100.00%	Netherlands
Prudential / M&G UKCF GP Limited	Ordinary Shares	100.00%	United Kingdom
Prudential Africa Holdings Limited	Ordinary Shares	100.00%	United Kingdom
Prudential Africa Services Limited	Ordinary Shares	100.00%	Kenya
Prudential Annuities Limited (In liquidation)	Ordinary Shares	100.00%	United Kingdom
Prudential Assurance Company Singapore (Pte) Limited	Ordinary Shares	100.00%	Singapore
Prudential Assurance Malaysia Berhad	Ordinary Shares	51.00%	Malaysia
Prudential Assurance Uganda Limited	Ordinary Shares	100.00%	Uganda
Prudential Australia One Limited (in liquidation)	Ordinary Shares	100.00%	United Kingdom
Prudential BSN Takaful Berhad	Ordinary Shares	49.00%	Malaysia
Prudential Capital (Singapore) Pte. Ltd	Ordinary Shares	100.00%	Singapore
Prudential Capital Public Limited Company	Ordinary Shares	100.00%	United Kingdom
Prudential Corporate Pensions Trustee Limited	Ordinary Shares	100.00%	United Kingdom
Prudential Corporation Australasia Holdings Pty Limited	Ordinary Shares	100.00%	Australia
Prudential Corporation Holdings Limited	Ordinary Shares	100.00%	United Kingdom
Prudential Development Management Limited	Ordinary Shares	100.00%	United Kingdom
Prudential Distribution Limited	Ordinary Shares	100.00%	United Kingdom
Prudential Dublin Investment Ltd	Ordinary Shares	100.00%	Ireland
Prudential Dynamic 0-30 Portfolio	Ordinary Shares	27.61%	United Kingdom
Prudential Dynamic 10-40 Portfolio	Ordinary Shares	32.39%	United Kingdom
Prudential Dynamic 20-55 Portfolio	Ordinary Shares	36.79%	United Kingdom
Prudential Dynamic 40-80 Portfolio	Ordinary Shares	39.69%	United Kingdom
Prudential Dynamic 60-100 Portfolio	Ordinary Shares	41.59%	United Kingdom
Prudential Dynamic Focused 0-30 Portfolio	Ordinary Shares	66.84%	United Kingdom
Prudential Dynamic Focused 10-40 Portfolio	Ordinary Shares	65.29%	United Kingdom
Prudential Dynamic Focused 20-55 Portfolio	Ordinary Shares	48.25%	United Kingdom
Prudential Dynamic Focused 40-80 Portfolio	Ordinary Shares	86.96%	United Kingdom
Prudential Dynamic Focused 60-100 Portfolio	Ordinary Shares	94.18%	United Kingdom
Prudential Equity Release Mortgages Limited	Ordinary Shares	100.00%	United Kingdom
Prudential Europe Assurance Holdings Limited (In liquidation)	Ordinary Shares	100.00%	United Kingdom

Name	Classes of Shares held	Proportion held	Country of Incorporation
Prudential Financial Planning Limited	Ordinary Shares	100.00%	United Kingdom
Prudential Five Limited	Ordinary Shares	100.00%	United Kingdom
Prudential General Insurance Hong Kong Limited	Ordinary Shares	100.00%	Hong Kong
Prudential GP Limited	Ordinary Shares	100.00%	United Kingdom
Prudential Greenfield GP LLP	Limited partnership interest	100.00%	United Kingdom
Prudential Greenfield GP1 Limited	Ordinary Shares	100.00%	United Kingdom
Prudential Greenfield GP2 Limited	Ordinary Shares	100.00%	United Kingdom
Prudential Greenfield LP	Limited partnership interest	100.00%	United Kingdom
Prudential Greenfield SLP GP LLP	Limited Partnership Interest	100.00%	United Kingdom
Prudential Group Pensions Limited	Ordinary Shares	100.00%	United Kingdom
Prudential Group Secretarial Services Limited	Ordinary Shares	100.00%	United Kingdom
Prudential Holborn Life Limited	Ordinary Shares	100.00%	United Kingdom
Prudential Holdings Limited	Ordinary Shares	100.00%	United Kingdom
Prudential Hong Kong Limited	Ordinary Shares	100.00%	Hong Kong
Prudential International Assurance plc	Ordinary Shares	100.00%	Ireland
Prudential International Management Services Limited	Ordinary Shares	100.00%	Ireland
Prudential International Staff Pensions Limited	Ordinary Shares	100.00%	United Kingdom
Prudential Investments (Luxembourg) 2 S.à r.l.	Ordinary shares	100.00%	Luxembourg
Prudential IP Services Limited	Ordinary Shares	100.00%	United Kingdom
Prudential Lalondes Limited (In liquidation)	Ordinary Shares	100.00%	United Kingdom
Prudential Life Assurance (Lao) Company Limited	Ordinary Shares	100.00%	Laos
Prudential Life Assurance (Thailand) Public Company Limited	Ordinary Shares	99.93%	Thailand
Prudential Life Assurance Kenya Limited	Ordinary Shares	100.00%	Kenya
Prudential Life Insurance Ghana Limited	Ordinary Shares	100.00%	Ghana
Prudential Lifetime Mortgages Limited	Ordinary Shares	100.00%	United Kingdom
Prudential M&G UK Companies Financing Fund LP	Limited partnership interest	34.42%	United Kingdom
Prudential Mauritius Holdings Limited	Ordinary Shares	100.00%	Mauritius
Prudential Pensions Limited	Ordinary Shares	100.00%	United Kingdom
Prudential Polska sp.z.oo	Ordinary Shares	100.00%	Poland
Prudential Portfolio Management Group Limited	Ordinary Shares	100.00%	United Kingdom
Prudential Portfolio Managers (South Africa) (Pty) Limited	Ordinary Shares	49.99%	South Africa
Prudential Process Management Services India Private Limited	Ordinary Shares	100.00%	India
Prudential Properties Trusty Pty Limited	Unclassified Shares	100.00%	Australia
Prudential Property Holding Limited	Ordinary Shares	100.00%	United Kingdom
Prudential Property Investment Managers Limited	Ordinary Shares	100.00%	United Kingdom
Prudential Property Investments Limited	Ordinary Shares	100.00%	United Kingdom
Prudential Property Services (Bristol) Limited (In liquidation)	Ordinary Shares	100.00%	United Kingdom
Prudential Real Estate Investments 1 Limited	Ordinary Shares	100.00%	United Kingdom
Prudential Real Estate Investments 2 Limited	Ordinary Shares	100.00%	United Kingdom
Prudential Real Estate Investments 3 Limited	Ordinary Shares	100.00%	United Kingdom
Prudential Retirement Income Limited	Ordinary Shares	100.00%	United Kingdom
Prudential Services Asia Sdn. Bhd.	Ordinary Shares Class D Preference Shares	100.00% 100.00%	Malaysia
Prudential Services Limited	Ordinary Shares	100.00%	United Kingdom
Prudential Services Singapore Pte. Ltd.	Ordinary Shares	100.00%	Singapore
Prudential Singapore Holdings Pte. Limited.	Ordinary Shares	100.00%	Singapore
Prudential Staff Pensions Limited	Ordinary Shares	100.00%	United Kingdom
Prudential Trustee Company Limited	Ordinary Shares	100.00%	United Kingdom
Prudential UK Services Limited	Ordinary Shares	100.00%	United Kingdom
Prudential Unit Trusts Limited	Ordinary Shares	100.00%	United Kingdom
Prudential Vietnam Assurance Private Limited	Ownership Interest	100.00%	Vietnam
Prudential Vietnam Finance Company Limited	Ownership Interest	100.00%	Vietnam

Name	Classes of Shares held	Proportion held	Country of Incorporation
Prutec Limited	Ordinary Shares	100.00%	United Kingdom
PT. Prudential Life Assurance	Ordinary Shares	94.62%	Indonesia
PT. Eastspring Investments Indonesia	Ordinary Shares	99.95%	Indonesia
PVFC Financial Limited	Ordinary Shares	100.00%	Hong Kong
PVM Partnerships Limited	Ordinary Shares	100.00%	United Kingdom
REALIC of Jacksonville Plans, Inc.	Ordinary Shares	100.00%	USA
Reeds Rains Prudential Limited (In liquidation)	Ordinary Shares	100.00%	United Kingdom
Reksa Dana Eastspring IDR Fixed Income Fund (NDEIFF)	Ordinary Shares	97.49%	Indonesia
Rhodium Investment Fund	Ordinary Shares	100.00%	Singapore
Rift GP 1 Limited	Ordinary Shares	100.00%	United Kingdom
Rift GP 2 Limited	Ordinary Shares	100.00%	United Kingdom
ROP, Inc	Ordinary shares	100.00%	USA
SBP Management Limited	Ordinary Shares	27.70%	United Kingdom
ScotAm Pension Trustees Limited	Ordinary Shares	100.00%	United Kingdom
Scottish Amicable Finance plc	Ordinary Shares	100.00%	United Kingdom
Scottish Amicable ISA Managers Limited (In liquidation)	Ordinary Shares	100.00%	United Kingdom
Scottish Amicable Life Assurance Society	No Share Capital	100.00%	United Kingdom
Scottish Amicable PEP and ISA Nominees Limited (In liquidation)	Ordinary Shares	100.00%	United Kingdom
Scotts Spazio Pte. Ltd.	Ordinary shares	45.00%	Singapore
Sealand (No 1) Limited	Ordinary Shares	100.00%	Jersey
Sealand (No 2) Limited	Ordinary Shares	100.00%	Jersey
SES Manager Limited	Ordinary shares	50.00%	United Kingdom
SII Insurance Agency, Inc. (Wisconsin) (In liquidation)	Ordinary Shares	100.00%	USA
SII Investments, Inc.	Ordinary Shares	100.00%	USA
Smithfield Limited	Ordinary Shares	100.00%	United Kingdom
Snushalls Team Limited (In liquidation)	Ordinary Shares	100.00%	United Kingdom
Spanish Trail Ownership, LLC	Membership Interest	100.00%	USA
Squire Capital I LLC	Membership Interest	100.00%	USA
Squire Capital II LLC	Membership Interest	100.00%	USA
Squire Reassurance Company LLC	Membership Interest	100.00%	USA
Sri Han Suria Sdn. Bhd.	Ordinary Shares Class A and B Preference Shares	51.00% 100.00%	Malaysia
St Edward Homes Limited	Ordinary Shares	100.00%	United Kingdom
Stableview Limited	Ordinary Shares	100.00%	United Kingdom
Staple Limited	Ordinary Shares	100.00%	Thailand
Staple Nominees Limited	Ordinary Shares	100.00%	United Kingdom
Thanachart Life Assurance Public Company Limited (in liquidation)	Ordinary Shares	99.93%	Thailand
The Car Auction Unit Trust	Ordinary Shares	50.00%	Guernsey
The First British Fixed Trust Company Limited	Ordinary Shares	100.00%	United Kingdom
The Forum, Solent, Management Company Limited	Ordinary Shares	100.00%	United Kingdom
The Green (Solihull) Management Company Ltd	Ordinary shares	100.00%	United Kingdom
The Heights Management Company Limited	Ordinary Shares	50.00%	United Kingdom
The Hub (Witton) Management Company Limited	Ordinary Shares	100.00%	United Kingdom
The St Edward Homes Partnership	Limited Partnership Interest	49.95%	United Kingdom
The Strand Property Unit Trust	Units	50.00%	Jersey
The Two Rivers Trust	Units	50.00%	Jersey
Two Snowhill Birmingham s.a.r.l.	ordinary shares	100.00%	Luxembourg
US Strategic Income Bond Fund D USD Acc	Ordinary Shares	100.00%	Luxembourg
US Total Return Bond Fund D USD Acc	Ordinary Shares	100.00%	Luxembourg
VFL International Life Company SPC, Ltd	Ordinary Shares	100.00%	Cayman Islands
Warren Farm Office Village Limited	Ordinary Shares	100.00%	United Kingdom
Wessex Gate Limited	Ordinary Shares	100.00%	United Kingdom
Westwacker Limited	Ordinary Shares	100.00%	United Kingdom
Wynnefield Private Equity Partners I, L.P.	Limited Partnership Interest	99.00%	USA
Wynnefield Private Equity Partners II, LP	Limited Partnership Interest	99.00%	USA

Index to the Condensed Financial Information of Registrant Prudential plc

Schedule II

Condensed Financial Information of Registrant Prudential plc

Profit and Loss Accounts (FRS 101 Basis)

Years ended 31 December	2015 £m	2014 £m	2013 £m
Investment income, including dividends received from subsidiary undertakings	1,363	2,061	2,409
Investment expenses and charges	(311)	(443)	(565)
Other charges:
Corporate expenditure	(230)	(262)	(193)
Foreign currency exchange gains (losses)	2	32	(21)
Profit on ordinary activities before tax	824	1,388	1,630
Tax credit (charge) on profit on ordinary activities	96	75	(35)
Profit for the financial year	920	1,463	1,595

Other comprehensive income:
Items that will not be reclassified to profit or loss
Actuarial gains (losses) recognised in respect of the pension scheme	4	8	(12)
Related tax	-	(2)	2
	4	6	(10)
Total comprehensive income for the year	924	1,469	1,585
The accompanying notes are an integral part of this condensed financial information

Schedule II

Condensed Financial Information of Registrant Prudential plc

Statements of Financial Position (FRS 101 Basis)

31 December	2015 £m	2014 £m
Fixed assets
Investments:
Shares in subsidiary undertakings	12,514	5,373
Loans to subsidiary undertakings	-	6,329
	12,514	11,702
Current assets
Debtors:
Amounts owed by subsidiary undertakings	4,783	3,785
Other debtors	3	3
Tax recoverable	43	-
Deferred tax asset	-	8
Derivative assets	1	2
Pension asset	51	39
Cash at bank and in hand	104	7
	4,985	3,844
Liabilities: amounts falling due within one year
Commercial paper	(1,107)	(1,704)
Other borrowings	(200)	(500)
Derivative liabilities	(322)	(315)
Amounts owed to subsidiary undertakings	(2,711)	(1,108)
Tax payable	(20)	(55)
Deferred tax liability	(9)	(8)
Sundry creditors	-	(3)
Accruals and deferred income	(56)	(39)
	(4,425)	(3,732)
Net current assets	560	112
Total assets less current liabilities	13,074	11,814
Liabilities: amounts falling due after more than one year
Subordinated liabilities	(4,018)	(3,320)
Debenture loans	(549)	(549)
Other borrowings	(598)	-
	(5,165)	(3,869)
Total net assets	7,909	7,945

Capital and reserves
Share capital	128	128
Share premium	1,915	1,908
Profit and loss account	5,866	5,909
Shareholders’ funds	7,909	7,945

The accompanying notes are an integral part of this condensed financial information

Schedule II

Condensed Financial Information of Registrant Prudential plc

Statements of Changes in Equity (FRS 101 basis)

£m	Share capital	Share premium	Profit and loss account	Total equity
Balance at 1 January 2013	128	1,889	4,519	6,536

Total comprehensive income for the year
Profit for the year	-	-	1,595	1,595
Actuarial losses recognised in respect of the pension scheme	-	-	(10)	(10)
Total comprehensive income for the year	-	-	1,585	1,585

Transactions with owners, recorded directly in equity
New share capital subscribed	-	6	-	6
Share based payment transactions	-	-	6	6
Dividends	-	-	(781)	(781)
Total contributions by and distributions to owners	-	6	(775)	(769)
Balance at 31 December 2013	128	1,895	5,329	7,352
Balance at 1 January 2014	128	1,895	5,329	7,352

Total comprehensive income for the year
Profit for the year	-	-	1,463	1,463
Actuarial gains recognised in respect of the pension scheme	-	-	6	6
Total comprehensive income for the year	-	-	1,469	1,469

Transactions with owners, recorded directly in equity
New share capital subscribed	-	13	-	13
Share based payment transactions	-	-	6	6
Dividends	-	-	(895)	(895)
Total contributions by and distributions to owners	-	13	(889)	(876)
Balance at 31 December 2014	128	1,908	5,909	7,945
Balance at 1 January 2015	128	1,908	5,909	7,945

Total comprehensive income for the year
Profit for the year	-	-	920	920
Actuarial gains recognised in respect of the pension scheme	-	-	4	4
Total comprehensive income for the year	-	-	924	924

Transactions with owners, recorded directly in equity
New share capital subscribed	-	7	-	7
Share based payment transactions	-	-	7	7
Dividends	-	-	(974)	(974)
Total contributions by and distributions to owners	-	7	(967)	(960)
Balance at 31 December 2015	128	1,915	5,866	7,909

The accompanying notes are an integral part of this condensed financial information

Schedule II

Condensed Financial Information of Registrant Prudential plc

Statements of Cash Flows (FRS 101 Basis)

Years ended 31 December	2015 £m	2014 £m	2013 £m
Operations
Net cash inflow from operating activities before interest and tax	1,335	1,774	2,198
Interest paid	(289)	(343)	(504)
Taxes received (paid)	41	73	(45)
Acquisitions and disposals
Investment in shares in subsidiary undertakings	-	-	(1,443)
Equity dividends paid	(974)	(895)	(781)
Net cash inflow (outflow) before financing	113	609	(575)
Financing
Issue of ordinary share capital	7	13	6
Issue of borrowings	590	-	1,124
Repayment of borrowings	-	(445)	-
Movement in commercial paper and other borrowings to support a short-term fixed income securities program	(299)	70	(151)
Movement in net amount owed by subsidiary undertakings	(314)	(464)	(373)
Net cash (outflow) inflow from financing	(16)	(826)	606
Net cash inflow (outflow) for the year	97	(217)	31
Reconciliation of profit on ordinary activities before tax to net cash inflow from operating activities
Profit on ordinary activities before tax	824	1,388	1,630
Add back: interest charged	318	419	556
Adjustments for non-cash items:
Fair value adjustments on derivatives	7	115	9
Pension scheme	(7)	6	-
Foreign currency exchange and other movements	196	(152)	24
Decrease in creditors	(3)	(2)	(21)
Net cash inflow from operating activities	1,335	1,774	2,198

The accompanying notes are an integral part of this condensed financial information

Schedule II

Condensed Financial Information of Registrant Prudential plc

Notes to the Condensed Financial Statement Schedule

31 December 2015

1	Basis of preparation

The financial statements of the parent company are prepared in accordance with UK Generally Accepted Accounting Practice, including Financial Reporting Standard 101 Reduced Disclosure Framework (“FRS 101”). In preparing these financial statements, the Company applies the recognition, measurement and disclosure requirements in International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the EU but makes amendments where necessary in order to comply with the Companies Act 2006.

In preparing these financial statements, the Company has adopted FRS 101 for the first time. In the transition to FRS 101, the Company has made no measurement and recognition adjustments. An explanation of how the transition to FRS 101 has affected the presentation of the financial statements of the Company is provided in note 7.

2	Significant accounting policies

Shares in subsidiary undertakings

Shares in subsidiary undertakings are shown at cost less impairment.

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

Dividends

Interim dividends are recorded in the period in which they are paid. Final dividends are recorded in the period in which they are approved by shareholders. From 2016, the Company will make all dividend payments as interim payments.

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

Deferred tax assets and liabilities are recognised in accordance with the provisions of IAS 12, ’Income Taxes’. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that future taxable profits will be available against which these losses can be utilised. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

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

Pensions

The Company assumes a portion of the pension surplus or deficit of the Group’s main pension scheme, the Prudential Staff Pension Scheme (“PSPS”). Upon adoption of FRS 101, the Company applies the requirements of IAS 19 ‘Employee Benefit’ (as revised in 2011) for the accounting of its interest in the PSPS surplus or deficit.

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

The aggregate of the actuarially determined service costs of the currently employed personnel and the net income (interest) on the net scheme assets (liabilities) at the start of the period, is recognised in the profit or loss account. Actuarial gains and losses as a result of the changes in assumptions, experience variances or the return on scheme assets excluding amounts included in the net deferred benefit asset (liability) are recorded in other comprehensive income.

Share-based payments

The Group offers share award and option plans for certain key employees and a Save As You Earn (“SAYE”) plan for all UK and certain overseas employees. The share-based payment plans operated by the Group are mainly equity-settled plans with a few cash-settled plans.

Under IFRS 2 ‘Share-based payment’, where the Company, as the parent company, has the obligation to settle the options or awards of its equity instruments to employees of its subsidiary undertakings, and such share-based payments are accounted for as equity-settled in the Group financial statements, the Company records an increase in the investment in subsidiary undertakings for the value of the share options and awards granted with a corresponding credit entry recognised directly in equity. The value of the share options and awards granted is based upon the fair value of the options and awards at the grant date, the vesting period and the vesting conditions.

3	Dividends received from subsidiary undertakings

	2015 £m	2014 £m	2013 £m
The Prudential Assurance Company Limited	361	410	230
Prudential Holdings Limited	-	-	330
M&G Group Limited	150	285	235
Prudential US Limited	353	265	260
Prudential Capital Holding Company Limited	55	57	57
Prudential Group Holdings Limited and other central subsidiaries	66	757	1,220
Total	985	1,774	2,332

4	Reconciliation from the FRS 101 parent company results to the IFRS Group results

The parent company financial statements are prepared in accordance with FRS 101 and the Group financial statements are prepared in accordance with IFRSs as issued by the IASB and endorsed by the EU. At 31 December 2015, there were no differences between FRS 101 and IFRSs as issued by the IASB and endorsed by the EU in terms of their application to the parent company.

The tables below provide a reconciliation between the FRS 101 parent company results and the IFRS Group results.

	2015 £m	2014 £m	2013 £m
Profit after tax
Profit for the financial year of the Company (including dividends from subsidiaries) in accordance with FRS 101 and IFRS	920	1,463	1,595
Share in the IFRS result of the Group, net of distributions to the Company*	1,659	753	(249)
Profit after tax of the Group attributable to shareholders in accordance with IFRS	2,579	2,216	1,346

	2015 £m	2014 £m
Net equity
Shareholders’ equity of the Company in accordance with FRS 101 and IFRS	7,909	7,945
Share in the IFRS net equity of the Group*	5,046	3,866
Shareholders’ equity of the Group in accordance with IFRS	12,955	11,811
*	The ‘shares in the IFRS result and net equity of the Group’ lines represent the parent company’s equity in the earnings and net assets of its subsidiaries and associates.

The profit for the financial year of the parent company in accordance with IFRS includes dividends received in the year from subsidiary undertakings of £985 million, £1,774 million and £2,332 million for the years ended 31 December 2015, 2014 and 2013 respectively (note 3).

As stated in note 2, under FRS 101, the parent company accounts for its investments in subsidiary undertakings at cost less impairment. For the purpose of this reconciliation, no adjustment is made to the parent company in respect of any valuation adjustments to shares in subsidiary undertakings which would be eliminated on consolidation.

5	Guarantees provided by the parent company

In certain instances the parent company has guaranteed that its subsidiaries will meet their obligations when they fall due for payment.

6	Post balance sheet events

The second interim and special dividends for the year ended 31 December 2015, which were approved by the Board of Directors after 31 December 2015, are described in note B7 of the Group financial statements.

7	Explanation of Transition to FRS 101

As stated in note 1, these are the Company’s first financial statements prepared in accordance with FRS 101.

The accounting policies set out in note 2 have been applied in preparing the financial statements for the year ended 31 December 2015, the comparative information presented in these financial statements for the years ended 31 December 2014 and 2013 and in the preparation of an opening FRS 101 statement of financial position at 1 January 2014.

In preparing its FRS 101 balance sheet, the Company has adjusted amounts reported previously in financial statements prepared in accordance with its old basis of accounting, UK GAAP. An explanation of how the transition from UK GAAP to FRS 101 has affected the Company’s financial statements is set out in the following tables and the notes that accompany the tables.

31 December 2014 £m	UK GAAP	Effect of transition to FRS 101	FRS 101
Fixed assets	11,702	-	11,702
Current assets (including pension asset)
Pension asset	31	8	39
Other current assets	3,805	-	3,805
	3,836	8	3,844
Liabilities: amounts falling due within one year
Deferred tax liability	-	(8)	(8)
Other current liabilities	(3,724)	-	(3,724)
	(3,724)	(8)	(3,732)
Net current assets	112	-	112
Total assets less current liabilities	11,814	-	11,814
Liabilities: amounts falling due after more than one year	(3,869)	-	(3,869)
Total net assets	7,945	-	7,945

	2014 £m			2013 £m
	UK GAAP	Effect of transition to FRS 101	FRS 101	UK GAAP	Effect of transition to FRS 101	FRS 101
Condensed profit and loss account
Profit on ordinary activities before tax	1,385	3	1,388	1,610	20	1,630
Tax credit (charge) on profit on ordinary activities	75	-	75	(31)	(4)	(35)
Profit for the year	1,460	3	1,463	1,579	16	1,595
Actuarial gains (losses) recognised in respect of the pension scheme, net of tax	9	(3)	6	6	(16)	(10)
Total comprehensive income for the year	1,469	-	1,469	1,585	-	1,585

Notes to the tables:

(1)	The change in the presentation of the pension asset on the balance sheet from net to gross of related deferred tax liability at 31 December 2014 was £8 million.

(2)	The replacement of expected return on scheme assets under FRS 17 with an amount based on the liability discount rate under IAS 19 in the determination of the pension charge and the change in the recording of the surplus restriction resulted in a reclassification of £3 million gross and net of tax (2013: £20 million gross of tax, £16 million net of tax) between the pension charge in the profit and loss account and the actuarial gains in other comprehensive income for the years ended 31 December 2014 and 2013 respectively.

Item 19.	Exhibits

Documents filed as exhibits to this Form 20-F:

Exhibit Number	Description
1.	Memorandum(5) and Articles of Association of Prudential.(6)
2.1	Form of Deposit Agreement among Prudential, Morgan Guaranty Trust Company of New York, as depositary, and holders and beneficial owners from time to time of ADRs issued there under, including the form of ADR.(1)
2.2	The total amount of long-term debt securities of Prudential plc authorised under any instrument does not exceed 10 per cent of the total assets of the Company on a consolidated basis. Prudential plc hereby agrees to furnish to the Securities and Exchange Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Prudential plc or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.
4.1	Group Performance Share Plan(4), M&G Executive Long-Term Incentive Plan(4), Prudential Long-Term Incentive plan(10), Prudential Deferred Annual Incentive Plan(10).
4.2	Executive Directors’ Service Contracts:
John Foley(7)
Penny James
Michael McLintock(2)
Nic Nicandrou(6)
Barry Stowe(3)
Mike Wells
Tony Wilkey
4.3	Other benefits between the Prudential Group and Executive Directors:
John Foley(7)
Penny James
Michael McLintock(4)
Nic Nicandrou(6)
Barry Stowe(4)
Mike Wells(7)
Tony Wilkey
4.4	Chairman’s Letter of Appointment(9) / Extension
4.5	Other benefits between Prudential and the Chairman(9)
4.6	Non-executive Directors’ Letters of Appointment:
Sir Howard Davies
Ann Godbehere
Alexander Johnston
David Law
Kaikhushru Nargolwala
Anthony Nightingale
Philip Remnant
Alice Schroeder
Lord Turner
4.7	Other benefits between Prudential and the non-executive Directors:
Sir Howard Davies(7)
Ann Godbehere(4)
Alexander Johnston(8)
David Law
Kaikhushru Nargolwala(8)
Anthony Nightingale(10)
Philip Remnant(9)
Alice Schroeder(10)
Lord Turner

Exhibit Number	Description
6.	Statement re computation of per share earnings (set forth in Note B6 to the consolidated financial statements included in this Form 20-F).
8.	Subsidiaries of Prudential (set forth in Note D6 to the consolidated financial statements included in this Form 20-F).
12.1	Certification of Prudential plc’s Group Chief Executive pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2	Certification of Prudential plc’s Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1	Annual certification pursuant to Section 906 of the Sarbanes -Oxley Act of 2002.
14.1 14.2	Consent of KPMG LLP. Consent of KPMG Audit Plc.
15.1	Prudential’s Code of Business Conduct.(7)
15.6	Letter from KPMG Audit Plc to the SEC.

(1)	As previously filed with the Securities and Exchange Commission on 22 June 2000 as an exhibit to Prudential’s Form F-6.
(2)	As previously filed with the Securities and Exchange Commission on 24 June 2003 as an exhibit to Prudential’s Form 20-F.
(3)	As previously filed with the Securities and Exchange Commission on 28 June 2007 as an exhibit to Prudential’s Form 20-F.
(4)	As previously filed with the Securities and Exchange Commission on 15 May 2008 as an exhibit to Prudential’s Form 20-F.
(5)	As previously filed with the Securities and Exchange Commission on 18 May 2009 as an exhibit to Prudential’s Form 20-F.
(6)	As previously filed with the Securities and Exchange Commission on 22 June 2010 as an exhibit to Prudential’s Form 20-F.
(7)	As previously filed with the Securities and Exchange Commission on 11 May 2011 as an exhibit to Prudential’s Form 20-F.
(8)	As previously filed with the Securities and Exchange Commission on 30 March 2012 as an exhibit to Prudential’s Form 20-F.
(9)	As previously filed with the Securities and Exchange Commission on 16 April 2013 as an exhibit to Prudential’s Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Prudential plc

7 April 2016	By:	/s/ Mike Wells
Name: Mike Wells
Title: Group Chief Executive