Form 20-F
period 2016-12-31
PRUDENTIAL PLC
filed 2017-03-24
CIK 1116578

As filed with the Securities and Exchange Commission on 24 March 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2016

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

None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of 31 December 2016 was:

2,581, 061,973 Ordinary Shares, 5 pence par value each

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

Large accelerated filer  X         Accelerated filer              Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP      International Financial Reporting Standards as issued by the International Accounting Standards Board  X  Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17              Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes              No  X

*	Not for trading, but only in connection with the registration of American Depositary Shares.

CROSS REFERENCE TABLE FOR ANNUAL REPORT ON FORM 20-F

	20-F Form Requirements	Section in this Annual Report on Form 20-F	Page
Item 1.	Identity of Directors, Senior Management and Advisers	n/a
Item 2.	Offer Statistics and Expected Timetable	n/a
Item 3.	Key Information
	Selected Financial Data	Selected Historical Financial Information of Prudential	1
		Exchange rate information	88
		Dividend data	236
		EEV Basis, New Business Results and Free Surplus Generated	88
	Capitalisation and indebtedness	n/a
	Reasons for the offer and use of proceeds.	n/a
	Risk Factors	Risk Factors	227
Item 4.	Information on the Company
	History and development of the company	Company Address and Agent	130
		Significant subsidiaries	130
		Our Strategy	11
		What We Offer	11
		Where We Operate	12
	Business overview	Our Businesses: • Asia • United States • United Kingdom—Insurance and investments • United Kingdom—Asset management	13–37
		Competition	40
		Sources	41
		Intellectual Property	134
	Organisational structure	• Where We Operate • Significant subsidiaries	12, 130
	Property, plants and equipment	Description of Property—Corporate property	133
Item 4A.	Unresolved Staff Comments	n/a
Item 5.	Operating and Financial Review and Prospects
	Operating results	• Summary of Operating and Financial Review and Prospects • Basis of performance measures • Explanation of performance and other financial measures	5, 53, 61, 76

	20-F Form Requirements	Section in this Annual Report on Form 20-F	Page
		• Explanation of movements in profits before shareholder tax by nature of revenue and charges
	Liquidity and capital resources	• Explanation of performance and other financial measures • Additional information on liquidity and capital resources • Note D5 to the Consolidated Financial Statements	61, 89, 376
	Research and development, patents and licenses, etc.	n/a
	Trend information	• Summary of Operating and Financial Review and Prospects • Explanation of performance and other financial measures	5, 61
	Off-balance sheet arrangements	Notes D2 and D5 to the Consolidated Financial Statements	374, 376
	Tabular disclosure of contractual obligations	Contractual obligations	91
	Safe harbour	Forward-looking statements	4
Item 6.	Directors, Senior Management and Employees
	Directors and senior management	Board of Directors	137
	Compensation	Compensation and employees: • Summary of the current Director’s remuneration policy • Annual report on remuneration • New Directors’ Remuneration Policy • Supplementary information	177, 180, 199, 220
	Board Practices	• Board Practices • Governance Committees	141, 152

	Employees	Employees	226
	Share ownership	Share ownership	225
Item 7.	Major Shareholders and Related Party Transactions
	Major Shareholders	Major shareholders	237
	Related Party Transactions	Note D4 to the Consolidated Financial Statements	375
	Interests of Experts and Counsel	n/a
Item 8.	Financial Information
	Consolidated Statements and Other Financial Information	Financial statements	247, 410
	Significant Changes	n/a

	20-F Form Requirements	Section in this Annual Report on Form 20-F	Page
Item 9.	The Offer and Listing	• Comparative Market Price Data • Market Data	243, 244
Item 10.	Additional Information
	Share capital	Memorandum and Articles of Association	171
	Memorandum and Articles of Association	Memorandum and Articles of Association	171
	Material Contracts	Material contracts	237
	Exchange Controls	Exchange controls	237
	Taxation	Taxation	238
	Dividends and paying agents	n/a
	Statement by experts	n/a
	Documents on Display	Documents on Display	243
	Subsidiary Information	Significant subsidiaries	130
Item 11.	Quantitative and Qualitative Disclosures about Market Risk	• Group Risk Framework • Note C7 to the Consolidated Financial Statements	93, 348
Item 12.	Description of Securities other than Equity Securities	Description of Securities other than Equity Securities	244
Item 13.	Defaults, Dividend Arrearages and Delinquencies	n/a
Item 14.	Material Modifications to the Rights of Security Holders	n/a
Item 15.	Controls and Procedures	Controls and Procedures	176
Item 16A.	Audit Committee Financial Expert	Audit Committee Financial Expert	169
Item 16B.	Code of Ethics	Code of Ethics	175
Item 16C.	Principal Accountant Fees and Services	Principal Accountant Fees and Services	246
Item 16D.	Exemptions from the Listing Standards for Audit Committees	n/a
Item 16E.	Purchases of Equity Securities by Prudential plc and Affiliated Purchasers	Purchases of Equity Securities by Prudential plc and Affiliated Purchasers	245
Item 16F.	Change in Registrant’s Certifying Accountant	n/a
Item 16G.	Corporate Governance	Governance—Differences between Prudential’s governance practice and the NYSE Corporate Governance Rules	169
Item 17.	Financial Statements	n/a
Item 18.	Financial Statements	Financial Statements	247
Item 19.	Exhibits	Exhibits	i

As used in this document, unless the context otherwise requires, the terms ‘Prudential’, the ‘Group’, ‘we’, ‘us’ and ‘our’ each refer to Prudential plc, together with its subsidiaries, while the terms ‘Prudential plc’, the ‘Company’ or the ‘parent company’ each refer to ‘Prudential plc’.

Portions of the Prudential’s Annual Report 2016 incorporated by reference herein contain references to our website. Information on our website or any other website referenced in the Prudential Annual Report 2016 is not incorporated into this Form 20-F and should not be considered to be part of the Form 20-F. We have included any website as an inactive textual reference only.

Limitations on Enforcement of US Laws against Prudential, its Management and Others

Prudential is a public limited company incorporated and registered in England and Wales. Most of its directors and executive officers are resident outside the United States, and a substantial portion of its assets and the assets of such persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons or to enforce against them or Prudential in US courts judgments obtained in US courts predicated upon the civil liability provisions of the federal securities laws of the United States. We believe that there may be doubt as to the enforceability in England and Wales, in original actions or in actions for enforcement of judgments of US courts, of liabilities predicated solely upon the federal securities laws of the United States.

Selected Historical Financial Information of Prudential

The following table sets forth selected consolidated financial data for Prudential for the periods indicated. Certain data is derived from Prudential’s audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’) and as endorsed by the European Union (‘EU’). EU-endorsed IFRS may differ from IFRS as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. As at 31 December 2016, there were no unendorsed standards effective for the years presented below affecting the consolidated financial information of Prudential and there were no differences between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to Prudential. Accordingly, the selected consolidated financial data presented below that is derived from Prudential’s audited consolidated financial statements is derived from audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB. This table is only a summary and should be read in conjunction with Prudential’s consolidated financial statements and the related notes included elsewhere in this document, together with the disclosures in the ‘Financial Performance’ section.

Income statement data

			Year ended 31 December
	2016 $m(1)	2016 £m	2015 £m	2014 £m	2013 £m	2012 £m
Gross premium earned	48,091	38,981	36,663	32,832	30,502	29,113
Outward reinsurance premiums	(2,492)	(2,020)	(1,157)	(799)	(658)	(491)
Earned premiums, net of reinsurance	45,599	36,961	35,506	32,033	29,844	28,622
Investment return	40,109	32,511	3,304	25,787	20,347	23,931
Other income	2,924	2,370	2,495	2,306	2,184	1,885
Total revenue, net of reinsurance	88,631	71,842	41,305	60,126	52,375	54,438
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	(73,240)	(59,366)	(29,656)	(50,169)	(43,154)	(45,144)
Acquisition costs and other expenditure	(10,916)	(8,848)	(8,208)	(6,752)	(6,861)	(6,032)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(444)	(360)	(312)	(341)	(305)	(280)
Remeasurement of carrying value of Korea life business classified as held for sale	(294)	(238)	-	-	-
Disposal of Japan life business:
Cumulative exchange loss recycled from other comprehensive income	-	-	(46)	-	-	-
Remeasurement adjustments	-	-	-	(13)	(120)	-
Total charges, net of reinsurance	(84,892)	(68,812)	(38,222)	(57,275)	(50,440)	(51,456)
Share of profits from joint ventures and associates, net of related tax	225	182	238	303	147	135
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)(2)	3,964	3,212	3,321	3,154	2,082	3,117
Tax charges attributable to policyholders’ returns	(1,156)	(937)	(173)	(540)	(447)	(370)
Profit before tax attributable to shareholders	2,808	2,275	3,148	2,614	1,635	2,747
Tax credit (charge) attributable to shareholders’ returns	(437)	(354)	(569)	(398)	(289)	(584)
Profit for the year	2,370	1,921	2,579	2,216	1,346	2,163

	2016(1)	2016	2015	2014	2013	2012
	(In $m, except Share Information)	£m, except Share Information

Statement of financial position data

Total assets	580,453	470,498	386,985	369,204	325,932	307,644
Total policyholder liabilities and unallocated surplus of with-profits funds	497,567	403,313	335,614	321,989	286,014	268,263
Core structural borrowings of shareholder-financed operations	8,387	6,798	5,011	4,304	4,636	3,554
Total liabilities	562,359	455,831	374,029	357,392	316,281	297,280
Total equity	18,095	14,667	12,956	11,812	9,651	10,364

Other data
Based on profit for the year attributable to the equity holders of the Company:
Basic earnings per share (in pence)	92.5¢	75.0p	101.0p	86.9p	52.8p	85.1p
Diluted earnings per share (in pence)	92.5¢	75.0p	100.9p	86.8p	52.7p	85.0p
Dividend per share declared and paid in reporting period (in pence)(5)
Interim ordinary dividend/final ordinary dividend	48.6¢	39.40p	38.05p	35.03p	30.52p	25.64p
Equivalent cents per share(6)		55.21¢	59.11¢	58.44¢	50.58¢	40.68¢
Special dividend	12.3¢	10.00p
Equivalent cents per share(6)		14.51¢
Market price per share at end of period(7)	2,007.8¢	1,627.5p	1,531.0p	1,492.0p	1,340.0p	865.5p
Weighted average number of shares (in millions)		2,560	2,553	2,549	2,548	2,541

New business:
Single premium sales(3)	34,347	27,841	27,687	24,296	22,665	22,264
New regular premium sales(3)(4)	4,362	3,536	2,697	2,107	2,043	1,873
Funds under management	739,356	599,300	508,600	496,000	443,000	406,000

(1)	Amounts stated in US dollars in the 2016 US dollar column have been translated from pounds sterling at the rate of $1.2337 per £1.00 (the noon buying rate in New York City on 30 December 2016).

(2)	This measure is the formal profit (loss) before tax measure under IFRS but is not the result attributable to shareholders. See ‘Presentation of results before tax’ in note A3.1 to Prudential’s consolidated financial statements for further explanation.

(3)	The new business premiums in the table shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders (see ‘EEV basis, new business results and free surplus generation’ below). The amounts shown are not, and are not intended to be, reflective of premium income recorded in the IFRS income statement. Internal vesting business is classified as new business where the contracts include an open market option.

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

The new business premiums shown above, including the comparative figures, exclude the new business premiums from the Group’s held for sale Korea life business. Korea life’s new business premiums for the years ended 31 December 2016, 2015 and 2014 are shown in “Our businesses — Asia”.

The Group did not write any bulk annuity business in the UK in 2016 as we withdrew from this market. The 2015 comparative single premium sales as shown above included premiums from UK bulk annuities of £1,508 million (2014: £1,710 million; 2013: £276 million; 2012: £408 million).

(4)	New regular premium sales are reported on an annualised basis, which represents a full year of instalments in respect of regular premiums irrespective of the actual payments made during the year.

(5)	Under IFRS, dividends declared or approved after the balance sheet date in respect of the prior reporting period are treated as a non-adjusting event. The appropriation reflected in the statement of changes in equity, therefore, includes dividend in respect of the prior year that was declared or approved after the balance sheet date of the prior reporting period. Parent company dividends relating to the reporting period were a first interim ordinary dividend of 12.93p per share in 2016 (2015: 12.31p, 2014: 11.19p), a second interim ordinary dividend of 30.57p per share in 2016 (2015: second interim ordinary dividend 26.47p, 2014: final ordinary dividend 25.74p) and a special dividend of 10.00p per share in 2015 only.

(6)	The dividends have been translated into US dollars at the noon buying rate in New York City on the date each payment was made.

(7)	Market prices presented are the closing prices of the shares on the London Stock Exchange on the last day of trading for each indicated period.

Forward-Looking Statements

This document may contain ‘forward-looking statements’ with respect to certain of Prudential’s plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential’s beliefs and expectations and including, without limitation, statements containing the words ‘may’, ‘will’, ‘should’, ‘continue’, ‘aims’, ‘estimates’, ‘projects’, ‘believes’, ‘intends’, ‘expects’, ‘plans’, ‘seeks’ and ‘anticipates’, and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential’s actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, including fluctuations in interest rates and exchange rates, the potential for a sustained low-interest rate environment, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives; the political, legal and economic effects of the UK’s vote to leave the European Union; the impact of continuing designation as a Global Systemically Important Insurer or ‘G-SII’; the impact of competition, economic uncertainty, inflation and deflation; the effect on Prudential’s business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal and regulatory actions, investigations and disputes. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential’s actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential’s forward-looking statements can be found under the ‘Risk Factors’ heading of this annual report, as well as under the ‘Risk Factors’ heading of any subsequent Prudential Half Year Financial Report furnished to the US Securities and Exchange Commission on Form 6-K.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations. Prudential may also make or disclose written and/or oral forward-looking statements in reports filed with or furnished to the US Securities and Exchange Commission, the UK Prudential Regulation Authority and Financial Conduct Authority or other regulatory authorities, as well as in its annual report and accounts to shareholders, proxy statements, offering circulars, registration statements, prospectuses and, prospectus supplements, press releases and other written materials and in oral statements made by directors, officers or employees of Prudential to third parties, including financial analysts. All such forward-looking statements are qualified in their entirety by reference to the factors discussed under the ‘Risk Factors’ heading of this document, as well as under the ‘Risk Factors’ heading of any subsequent Prudential Half Year Financial Report furnished to the US Securities and Exchange Commission on Form 6-K.These factors are not exhaustive as Prudential operates in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business.

Summary of Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with Prudential’s consolidated financial statements and the related notes to Prudential’s consolidated financial statements included in this document.

A summary of the critical accounting policies which have been applied to these statements is set forth in the section below entitled ‘IFRS Critical Accounting Policies’.

The results discussed below are not necessarily indicative of the results to be expected in any future periods. This discussion contains forward-looking statements based on current expectations, which involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in these forward-looking statements due to a number of factors, including those set forth in the ‘Risk Factors’ and elsewhere in this document.

Prudential has reported significant progress in 2016, reflecting our, successful strategy and the growing capabilities of the Group.

Our global scale, close understanding of our markets and constant drive to improve are continuing to create shared value for our customers and our shareholders.

Prudential exists to de-risk people’s lives. Saving for a child’s education, protecting people against the financial cost of ill-health or the death of a family’s primary income earner, turning hard-earned savings into secure retirement income—across all these areas we help to remove uncertainty from life’s biggest financial events.

Our strategy is shaped around meeting those needs where they are greatest and where we have the capabilities to make the most significant impact. That is among the increasingly affluent population of Asia, who have a growing demand for the health and protection products we provide, and the ageing populations of the US and the UK, who are looking for ways to invest their savings to produce income for retirement.

This was another year of innovation, as we continue to improve and personalise our products to ensure they are tailored to the diverse financial needs of our customers. At the same time, we remain focused on the expansion of our distinctive distribution platforms, allowing us to reach new customers and better serve existing ones. Meanwhile, we continue to develop the investment capabilities of our asset management businesses and to invest in the systems and people to manage the risks we assume on behalf of our customers. We are also sowing the seeds for our future growth by investing in new markets.

Currency volatility

As in previous years, we comment on our performance in local currency terms (expressed on a constant exchange rate basis) to show the underlying business trends in a period of significant currency movements.

We have used this basis in discussions below for our Asian and US businesses to maintain comparability. Currency values in the countries in which we operate have fluctuated in the course of 2016. As a significant proportion of our earnings and capital is US dollar denominated, weaker sterling benefited our reported results, shareholders’ equity and solvency.

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

The table below explains how the Group’s profit after tax on an IFRS basis reconciles to profit before tax and the supplementary analysis of operating profit based on longer-term investment returns. Further explanation on the determination of operating profit based on longer-term investment returns is provided in the “Basis of Performance Measures” section. Further explanation on non-operating items is provided in the sub-section “IFRS non-operating items”. The table presents the 2015 results on both an actual exchange rate and constant exchange rate basis so as to eliminate the impact of exchange translation. Actual Exchange Rates (AER) are actual historical exchange rates for the specific accounting period, being the average rates over the period for the income statement and the closing rates for the balance sheet at the balance sheet date. Constant Exchange Rates (CER) results are calculated by translating prior period results using the current period foreign exchange rate ie current period average rates for the income statement and current period closing rates for the balance sheet.

IFRS Profit
	Actual Exchange Rate			Constant Exchange Rate		Actual Exchange Rate
	2016 £m	2015* £m	Change %	2015* £m	Change %	2014* £m
Profit after tax for the year attributable to shareholders	1,921	2,579	(26)%	2,816	(32)%	2,216
Tax (credit)/charge attributable to shareholders’ returns	354	569	(38)%	621	(43)%	398
Profit before tax attributable to shareholders	2,275	3,148	(28)%	3,437	(34)%	2,614
Non-operating items:
Losses/(gains) from short-term fluctuations in investment returns	1,678	755	122%	827	103%	605
Other non-operating expense/(income)	76	122	(38)%	131	(42)%	(2)
Loss/(profit) attaching to held for sale Korea business	227	(56)	n/a	(62)	n/a	(63)
	1,981	821	141%	896	121%	540
Operating profit before tax based on longer-term investment returns	4,256	3,969	7%	4,333	(2)%	3,154
Analysed into:
Asia	1,644	1,286	28%	1,431	15%	1,108
US	2,048	1,702	20%	1,921	7%	1,443
UK	828	1,195	(31)%	1,195	(31)%	753
M&G	425	442	(4)%	442	(4)%	446
Prudential Capital	27	19	42%	19	42%	42
Other income and expenditure	(716)	(675)	(6)%	(675)	(6)%	(661)
Results of the sold PruHealth and PruProtect business	-	-	n/a	-	-	23
Operating profit before tax based on longer-term investment returns	4,256	3,969	7%	4,333	(2)%	3,154
*	To facilitate future comparisons of operating profit based on longer-term investment returns that reflect the Group’s retained operations, the results attributable to the held for sale Korea life business are included separately within the supplementary analysis of profit above.

In the remainder of this section every time we comment on the performance of our businesses, (except with respect to cash remittances), we focus on their performance measured in local currency (presented here by reference to percentage growth expressed at constant exchange rates) unless otherwise stated. In each such case, the performance of our businesses in actual exchange rate terms is explained by the same factors discussed in the comments below and the impact of currency movements implicit in the CER data.

Group performance

Profit for the year after tax for 2016 was £1,921 million compared with £2,579 million for 2015 (AER basis). The decrease primarily reflects the movement in profit before tax attributable to shareholders, which reduced from a profit of £3,148 million in 2015 (on an AER basis) to a profit of £2,275 million in 2016, which was partially offset by a decrease in the tax charge attributable to shareholders from £569 million in 2015 to £354 million in 2016.

On an actual exchange rate basis, the decrease in the total profit before tax attributable to shareholders from £3,148 million in 2015 to £2,275 million in 2016 reflects an improvement in operating profit based on longer-term investment returns of £287 million or 7 per cent, which was more than offset by an adverse change in non-operating items of £1,160 million, from a loss of £821 million to a loss of £1,981 million. The improvement of £287 million in total operating profit based on longer term investment returns on an actual exchange rate basis reflects an increase in Asia (from £1,286 million to £1,644 million) and the US (from £1,702 million to £2,048 million) partially offset by a decrease in the UK operating profit based on longer-term investment returns (from £1,195 million to £828 million), a decrease in M&G operating profit based on longer-term investment returns (from £442 million to £425 million), an increase in Prudential Capital operating profit based on longer-term investment return (from £19 million to £27 million) and an increase in loss from other income and expenditure (from a loss of £675 million to £716 million). The increase of £287 million or 7 per cent in total operating profit based on longer-term investments includes a positive exchange translation impact of £364 million. Excluding the effect of currency volatility, on a constant exchange rate basis, total operating profit based on longer-term investment returns decreased from £4,333 million to £4,256 million

Prudential has delivered a strong financial performance in 2016, led by growth in Asia. In a year that has seen continued low interest rates, market volatility and dramatic political change, our results continue to benefit from the scale and diversity of the Group’s global platform, the disciplined execution of our strategy and the strength of the opportunities in our target markets.

Our operational agility and broad business mix mean we are able to continually flex our approach in response to local market conditions and opportunities without compromising our overall near-term financial performance. These characteristics have recently been particularly evident in our businesses in Asia, which continue to drive the growth of the Group and in 2016 achieved double-digit increases across all of our major metrics. This was despite deliberate pricing and product actions to protect profitability of some market segments where returns were no longer sufficiently attractive given the low-interest-rate environment. We always seek the appropriate balance between value and volume.

Group operating profit based on longer-term investment returns was 2 per cent1 lower at £4,256 million (up 7 per cent on an actual exchange rate basis). Our businesses in Asia and the US generated growth of 15 per cent1 and 7 per cent respectively, while the contribution from our UK-based businesses reduced by 23 per cent. Here, as expected, the overall result was impacted by the effect of negative fund flows at M&G, our deliberate withdrawal from the UK bulk annuity market as returns ceased to be attractive and a lower contribution from UK capital optimisation actions. The result also includes a provision for the cost of undertaking a review in the UK of past non-advised annuity sales practices and related potential redress.

Prudential’s growing in-force business continues to support our overall cash generation. Cash remittances to the Group were also higher at £1,718 million, supporting the 12 per cent increase in the 2016 full year ordinary dividend to 43.5 pence per share. Since 2012 Prudential has made total payments to shareholders of £4.6 billion, highlighting the underlying growth and cash-generative nature of the business.

The Group continues to operate with a strong capital position, ending the year with a Solvency II cover ratio3 of 201 per cent2. Over the period, IFRS shareholders’ funds increased by 13 per cent to £14.7 billion after taking into account profit after tax of £1,921 million (2015: £2,579 million on an actual exchange rate basis) and other movements including positive foreign exchange movements of £1.2 billion.

During 2016, we have strengthened our position as a diversified global Group delivering long-term value to customers and shareholders.

In Asia, we are developing our operations, through the quality of our business and through our scale. Underpinning the outlook for Asia earnings, our new regular-premium income and life in-force weighted premium income have both increased strongly. In addition, our Asian asset manager, Eastspring Investments, has grown, with overall assets under management reaching £117.9 billion at the year end, a new high.

In the US we are well positioned to navigate a period of significant regulatory change, including the currently scheduled introduction of the Department of Labor’s fiduciary duty rule. The product innovation that is in train to address the new regulatory requirements, coupled with our sector-leading IT and servicing capabilities, enables us to access sizeable retirement asset pools that were previously not open to Jackson.

The demographic shift occurring in the US is a significant long-term driver of demand for the types of products that we offer. In 2016, through this period of disruption, Jackson’s separate account assets relating to its variable annuity business, and the main driver of earnings, increased by 11 per cent to US$148.8 billion.

In the UK, where we are seeing a large amount of change in the marketplace along with the introduction of new capital rules, we are also adapting well. PruFund sales growth continues to outperform the market, and our retail sales are now higher than before the Retail Distribution Review. During this period of change we remain focused on delivering high-quality products to meet our customers’ evolving needs. The FCA’s thematic review of non-advised annuity sales practices showed that, in a portion of annuity sales that the UK business made since July 2008, it was not adequately explained to customers that they may have been eligible for an enhanced annuity. We are continuing to work to ensure we put things right.

Also in the UK, at M&G, we are focused on careful management of costs and improving performance. In 2016, assets managed by M&G on behalf of external clients increased by 8 per cent to £137 billion, with internal assets taking the total to £265 billion (2015: £246 billion).

2017 Objectives

We announced objectives for 2017 at our investor conference in December 2013 in London focused on underlying free surplus generation4 at the Group level and in Asia and growth of Asia life and asset management pre-tax operating profit based on longer-term investment returns.

We have made good progress towards our 2017 objectives.

Our strategy

We have a clear, consistent strategy focused on three parts of the world where the needs of customers for the products we provide are not fully met.

In Asia we aim to meet the savings, accumulation, health and protection needs of the fast-growing and increasingly affluent middle class. As this group of people grows, so does their demand for goods and services. As an example, three-quarters of China’s total population is forecast to be defined as middle income by 2030. The growing purchasing power of this section of the society is evident today. To illustrate, 60 million people left China for leisure travel purposes in 2011, but by last year this had doubled to 120 million and by 2020 is expected to top 200 million. Similarly last year Asian consumers bought around half of all the cars sold in the world, up from an average of less than 20 per cent during the 1990s.

The region’s consumer spending growth is remarkable, but what is closest to the hearts of people in Asia, as anywhere else, is providing a secure and more prosperous future for their loved ones. This is creating a powerful—and largely unmet—demand for the products we provide. Asia has low insurance penetration, high out-of-pocket healthcare spend and rapidly growing private wealth. The working age population in the region is predicted to rise by 178 million by 2030. Mutual fund penetration rates are currently just 12 per cent in Asia, compared with 75 per cent in Europe and 96 per cent in the US, and there is a significant mortality protection gap.

We are a leading pan-regional franchise in Asia, we hold top-three positions in nine of our 12 life markets in the region, and we are the number one Asian retail asset manager7. We have the presence, scale, distribution and product capabilities to tap into the growing needs of our Asian customers.

The US is the largest10 retirement savings market in the world, and over the next 20 years Americans will be retiring at a rate of 10,000 per day11. At the same time, private defined-benefit pension plans are disappearing and government plans are underfunded, life expectancy at age 65 has increased significantly, and individual investors struggle to capture returns and are exposed to volatile equity markets. The confluence of these trends is precipitating an expansion of the retirement market and a flight to quality that is aligned with Jackson’s capabilities.

In the UK, an ageing population that does not have enough saved for the future is driving increasing demand for savings and retirement income products, and this demand has been reinforced by the pensions freedom changes. This is creating significant opportunities for our UK businesses that both Prudential UK and M&G are addressing through their long-term savings solutions and investment strategies.

Our capabilities

We believe we have a great strategy, but any strategy is only as good as its implementation. We are executing our strategy with discipline and continually developing our capabilities.

Across our markets, we are constantly innovating to improve the way we do business. During 2016, we added a number of new products and services to the successful range we offer around the world. In Asia, to take just two examples, Prudential Singapore became the first insurer in its market to launch an online community portal, where customers can share ideas and suggestions to help us improve our products and services, and Prudential Hong Kong gave customers access to an innovative DNA-based health and nutrition programme, demonstrating how we are building our capabilities to partner with customers to help improve their long-term health and wellbeing. We also expanded our reach in the region during 2016, by launching a new operation in Laos.

In the US, Jackson launched its first fee-based variable annuity, designed to meet the need for products compatible with the Department of Labor’s fiduciary duty rule. In the UK retail market we introduced the Prudential Retirement Account, an online account-based plan that offers both accumulation and decumulation for customers near retirement and has proved extremely popular. M&G added a number of new funds, including its Global Target Return Fund and Absolute Return Bond Fund, helping customers deal with market volatility.

Our distribution capability is another of our key strengths. In 2016, we made good progress in improving our distribution platform throughout our markets. In Asia, productivity within our network of agents improved. The total number of agents across all our Asian markets is more than 500,000. We also continued to leverage the strength of our relationships with our bank partners, which has allowed us to ensure the appropriate balance between value and volume. We have access to more than 10,000 active bank branches through a total of three regional, five strategic and a variety of local partnerships. In the US, our variable annuity wholesale distribution platform is now more than 60 per cent larger8 than that of our nearest competitor, and with greater8 wholesaler productivity.

In the UK, the number of our adviser firms has grown by 37 per cent since 2013, and Prudential Financial Planning, our UK advisory business, has grown to become a top-10 UK advisory business, from its inception in 2012. In 2016 M&G, whose products are now registered in 23 jurisdictions around the world, established a new SICAV fund range in Luxembourg as a platform for future international distribution. At the same time, we entered Zambia, our fourth market in Africa. In less than three years, we have built our African business to the point where it has 1,750 agents, is active in 181 bank branches and has over 160,000 customers, with a further 1.5 million micro-insurance customers through partnerships with mobile phone operators and micro-finance institutions.

Our proven investment performance track record is another vital part of our capability. Across our asset management businesses we offer a range of funds that give investors the opportunity to benefit from a long-term, diversified approach, helping to deliver sustainable investment performance regardless of short-term market fluctuations. M&G has a long-standing track record of superior investment performance, with 85 per cent5 of retail assets under management above median over the tenure of the fund manager. Likewise, the proportion of Eastspring’s funds outperforming the median on a three-year period basis was 65 per cent6. In the UK, over the last 10 years our highly regarded PruFund investment option has delivered growth of 75 per cent, compared with a total return of 39 per cent for a benchmark ABI mixed investment fund. In the US, the number of funds within Jackson’s living benefit variable annuity product that delivered a three-year annualised return, over the period 2014-16, of over 7 per cent was twice the number of funds within the top 12 peer products combined9.

We are also using the Group’s scale to improve our risk management capabilities, including investing in new technology. In 2016 this included commencing implementation of Aladdin, a global risk and portfolio management platform for our asset management businesses, which will help to simplify reporting systems and support future growth.

Our outlook

Our growth prospects are based on clear long-term opportunities in the three markets we are targeting. There are historic demographic shifts taking place in these economies, and we are focused on ensuring that our capabilities develop in line with the evolving needs and preferences of our customers.

We have demonstrated our ability to manage through times of economic uncertainty and market volatility, conditions that appear likely to prevail for some time. Our strategy is clear, the demand from customers for our products is strong and our execution is good and getting better. We are well positioned to continue to deliver value for both our customers and our shareholders.

[1]	Following its reclassification to held for sale during 2016, operating results exclude the contribution of the Korea life business. The 2015 comparative results have been similarly adjusted.
[2]	Estimated before allowing for second interim ordinary dividend.
[3]	The Group Solvency II surplus represents the shareholder capital position excluding the contribution to Own Funds and the Solvency Capital Requirement from ring fenced with-profit funds and staff pension schemes in surplus. The estimated solvency position includes the impact of recalculated transitionals at the valuation date which has reduced the Group shareholder surplus from £12.9 billion to £12.5 billion. The formal Quantitative Reporting Templates (Solvency II regulatory templates) will include transitional measures without this recalculation.
[4]	Underlying free surplus generated comprises underlying free surplus generated from long-term business (net of investment in new business) and that generated from asset management operations. Underlying free surplus is defined in the section “EEV Basis, New Business Results and Free Surplus Generation”.
[5]	Investment performance is as at 31 December 2016 and reflects 33 Retail funds representing 85 per cent of M&G Retail funds under management which have delivered top or upper quartile performance over fund manager tenure which is an average of 6 years. Quartile rankings are based on returns which are net of fees.
[6]	Blended score representing 50 per cent by number of funds and 50 per cent assets under management outperforming benchmark or in top two quartiles over three-year period.
[7]	Source: Asia asset management September 2016 (Ranked according to participating regional players only). Based on assets sourced from the region, excluding Japan, Australia and New Zealand as at June 2016.
[8]	Market Metrics—Variable Annuity Sales, Staffing and Productivity Report: Q3 2016.
[9]	Jackson analysis based on Morningstar fund performance information as at 4Q YTD 2016, ranked by sales as of end Q3 2016. ©2017 Morningstar Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete, or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results. Morningstar www.AnnuityIntel.com.
[10]	Cerulli Associates—Advisor Metrics 2016.
[11]	Social Security Administration, Annual Performance Plan for FY 2012 and Revised Final Performance Plan for FY 2011.

Our Strategy

We meet the long-term savings and protection needs of an increasingly self-reliant population. We focus on three markets — Asia, the US and the UK — where the need for our products is strong and growing and we use our capabilities, footprint and scale to meet that need.

We aim to capture three long-term opportunities across our key geographical markets:

–	serving the protection and investment needs of the growing middle class in Asia;
–	providing asset accumulation and retirement income products to US baby boomers; and
–	meeting the savings and retirement needs of an ageing British population

Together with capturing the scale and diversification benefits of our global presence, we aim to generate attractive returns, enabling us to provide financial security to our customers, invest in growth opportunities and meet our customers’ high expectations.

What we offer

We focus on long-term opportunities in each of our geographical markets, understanding the needs of local customers and offering innovative products to meet those needs.
Life insurance 24m+ Life customers worldwide	Asset management £383bn Total funds under management
We provide our customers with savings products and financial protection against ill-health, loss of income and other adverse events, helping them to de-risk their lives	We provide a range of opportunities across asset classes, generating valuable returns for our customers through a long-term approach to investment.

Where We Operate

Prudential plc is an international financial services group serving around 24 million insurance customers and with £599 billion of assets under management. Prudential is listed on stock exchanges in London, Hong Kong, Singapore and New York. It has been in existence for more than 168 years.

Prudential is the parent company of the Prudential group (the ‘Prudential Group’ or the ‘Group’). Prudential is not affiliated with Prudential Financial, Inc. or its subsidiary, The Prudential Insurance Company of America.

We identify markets where the needs we meet are underserved. Our business is organised into four geographic regions, with a focus on Asia, the US and the UK, where we see structural demand for our products. In recent years we have expanded into Africa, taking advantage of the emerging demand for our products in the region.

Key geographic regions and our businesses

Asia

Prudential Corporation Asia has leading insurance and asset management operations across 14 markets and serves the emerging middle class families of the region’s high-potential economies. We have been operating in Asia for over 90 years and have built high-performing businesses with multichannel distribution, a product portfolio centred on regular savings and protection, award-winning customer services and a widely recognised brand.

Eastspring Investments is a leading asset manager in Asia and provides investment solutions across a broad range of asset classes.

US

Jackson provides retirement savings and income strategies aimed at the large number of people approaching retirement in the United States. Jackson’s pursuit of excellence in product innovation and distinctive distribution capabilities have helped us forge a solid reputation for meeting the needs of customers. Jackson’s variable annuities offer a distinctive retirement solution designed to provide a variety of investment choices to help customers pursue their financial goals.

UK

Prudential UK & Europe

Prudential is a leading provider of savings and retirement income products in the UK. Our particular strength lies in investments that help customers meet their long-term goals, while also protecting them against short-term market fluctuations. We provide long-term savings solutions for UK customers, meeting people’s needs through our core strengths in with-profits and retirement, underpinned by our expertise in areas such as longevity, risk management and multi-asset investment.

M&G

M&G Investments is an international asset manager with more than 85 years’ experience of investing on behalf of individuals and institutions. Our goal is to help our customers prosper by securing long-term returns from their savings. For individual investors, we offer funds across diverse geographies, asset classes and investment strategies aimed at growing their long-term savings or producing regular income. For institutional investors, we offer investment strategies to meet their clients’ long-term needs for capital growth or income.

Africa

We entered into Africa in 2014 to offer products to new customers in one of the fastest-growing regions in the world. We aim to provide products that meet their needs towards saving for future expenses such as education for their children and to de-risk their financial lives.

Our Businesses

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

Asia

Life Insurance

Introduction

Prudential Corporation Asia has operations in Hong Kong, Malaysia, Singapore, Indonesia and other Asian countries. Its core business is health, protection, either attached to a life policy or on a standalone basis, other life insurance (including participating business) and mutual funds. It also provides selected personal lines property and casualty insurance, group insurance, institutional fund management and consumer finance (Vietnam only). The product range offered is tailored to suit the individual country markets. Insurance products are distributed mainly through an agency sales force together with selected banks, while the majority of mutual funds are sold through banks and brokers. Local partners are mandatory in some markets, as reflected in Prudential’s life insurance operations in China (through its joint venture with CITIC) and in India (an associate with the majority shareholder being ICICI Bank) and Prudential’s Takaful business in Malaysia (through its joint venture with Bank Simpanan Nasional). In the fund management business, Prudential has joint venture operations in India (through its joint venture with ICICI Bank), China (through its joint venture with CITIC) and Hong Kong (through its joint venture with Bank of China International).

As at 31 December 2016, Prudential Corporation Asia had:

•	over 14 million life insurance customers with life and fund management operations in 16 markets;
•	distribution through more than 10,000 active bank branches across Asia with relationships including Standard Chartered Bank (SCB), United Overseas Bank Limited (UOB), ICICI Bank in India, CITIC in China and Thanachart in Thailand;
•	one of the largest networks of tied agents in Asia;
•	consistently high brand recognition, outperforming many other financial services companies and had received multiple awards for its customer service; and
•	a top 3 position in 9 out of the 12 life markets.(1)

(1)	Prudential’s rank in insurance market by new business. Based on formal (competitors results releases, local regulators, insurance associations) and informal (industry exchange) market share data.

Market overview

Asia’s economic transformation started in the1980s and the momentum remains strong. Although growth rates on a period-by-period basis can fluctuate due to the influence of macro economic and geopolitical factors, the unprecedented increases in personal wealth enjoyed by the growing number of Asian families will continue into the foreseeable future. Between 2010 and 2020 it is estimated that there will be over 700 million people who will have risen from rural subsistence to more affluent lifestyles. Family profiles are changing too. Being able to finance children’s education is a realistic goal, life expectancies are lengthening dramatically, the incidence of chronic diseases is increasing significantly and traditional family and community support networks are breaking down. All these factors can place significant stress on a family’s finances.

The provision of personal financial security is one of the hallmarks of a successful society. Governments in the region appreciate this but typically only have appetites to provide rudimentary levels of state-sponsored healthcare and other social services. Consequently they are keen for individuals to take responsibility for their own financial well-being, address the health and protection gaps and establish savings plans towards their financial security.

While basic medical services may be provided by the state, there can be a high level of out-of-pocket expenses.Around 42 per cent of healthcare spend in the region is out-of-pocket, with this figure as high as 56 per cent in some markets, compared with 12 per cent in the US and 9 per cent in the UK. This creates strong demand for financial solutions to protect against the potentially devastating impacts of health-related incidents on a family’s finances. Critical illness and medical riders are popular additions to life insurance policies in the region.

Insurance penetration remains low and prospects for protection-oriented insurance products remain high. Penetration rates vary by market in the region, which includes under-served markets such as Indonesia, the Philippines, Vietnam and Thailand, and better served ones like Singapore and Malaysia. While customer needs vary in each market, our product solutions are manufactured to serve the bespoke needs of each market and are distributed by our multi-channel distribution network.

As an individual’s personal wealth increases, demand is created for savings and investment solutions that enable the individual to further increase that wealth and plan towards financial security. Around 60 per cent of Asians’ savings are held in unproductive cash, and the loss of compounded investment income that could be earned from putting these savings to work in the capital markets is material.

Prudential has been successful in identifying these opportunities and executing strategies in Asia that enable us to grow our business materially, meet customers’ needs and consistently deliver value to shareholders.

Prudential has been operating in Asia for over 90 years and since 1994 has built high-performing businesses with a product portfolio centred on regular savings and protection, multi-channel distribution, award-winning customer services and a widely recognised brand. Eastspring Investments is a leading asset manager in Asia and provides our clients with access to investment management expertise across a broad range of asset classes.

Although there are common elements such as our focus on regular premium, protection and capital-efficient products, each market in our portfolio has unique characteristics and we adapt our participation strategies accordingly. For example, in Vietnam and Indonesia, life insurance awareness and penetration rates are very low and our priority is building nationwide distribution scale that reaches potential customers and provides them with their first, relatively simple life insurance cover. In Singapore, by contrast, we have more sophisticated financial planners providing advice to customers on a more complex variety of protection, savings and investment options, either directly or via our bank partners.

One of Prudential’s core strengths is the diversity of our portfolio—by geography, distribution channel and product—and the flexibility this gives us in responding to particular opportunities and managing our participation in areas where markets have become more challenging. Consequently, while the headline performance of Prudential Corporation Asia remains relatively stable and predictable over time—we are on track to deliver the five-year performance objectives announced in 2013—the individual components are likely to flex period by period. For example, we have recently seen strong demand from Mainland Chinese customers for our participating and critical illness products in Hong Kong, while in Indonesia the emerging middle class is under pressure from systemic challenges in the economy and so demand for our regular-premium, protection-orientated life insurance has been temporarily depressed in that market. We always seek the appropriate balance between value and volume.

Customers

With more than 14.6 million life customers in Asia, Prudential has one of the largest pan-regional insurance customer bases, with a retention rate of over 90 per cent. To illustrate the scale of our growth and effectiveness of our execution, during 2016 renewal premium collected from our existing customers increased considerably and we paid claims of nearly £5 billion to our customers.

Products

Our life product suite has three main categories, participating: linked and protection.

Although the protection component remains relatively consistent in the mix, reflecting our focus on this core customer need, the products within this category continue to evolve. For example, in Hong Kong we recently added a new feature that covers customers in the event of multiple diagnoses of cancer.

For the savings component of our insurance policies, we have seen softer demand for unit-linked products given the recent volatility in capital markets and correspondingly increased demand for participating products and their smoothed returns. The markets do have strong demand for products with high levels of guaranteed return but although these can generate significant sales volumes we only participate in this sector in a very controlled way. We maintain our balance sheet discipline and are unconcerned by any temporary erosion in market share.

New Business Premiums

In 2016, total sales of insurance products were £5,948 million, up 25 per cent from 2015 (£4,761 million). Of this amount, regular premium insurance sales increased 31 per cent to £ 3,453 million and single premium insurance sales increased 18 per cent to £ 2,495 million.

The following table shows Prudential’s Asian life insurance new business premiums by territory for the periods indicated.

	Actual Exchange Rate*
Single premiums	2016 £m	2015 £m	2014 £m
Hong Kong	1,140	546	419
Indonesia	236	230	280
Malaysia	110	100	117
Philippines	91	146	121
Singapore	523	454	677
Thailand	80	69	92
Vietnam	6	6	4
South East Asia operations including Hong Kong	2,186	1,551	1,710
China (Prudential’s 50% interest in joint venture)	124	308	239
Taiwan	36	45	83
India (Prudential’s 26% interest in associate)	51	34	28
Total Asia insurance operations excluding Korea	2,397	1,938	2,060
Korea**	98	182	212
Total Asia insurance operations including Korea	2,495	2,120	2,272

Regular premiums	2016 £m	2015 £m	2014 £m
Cambodia	14	8	3
Hong Kong	1,798	1,158	603
Indonesia	255	303	357
Malaysia	233	201	189
Philippines	61	44	39
Singapore	299	264	289
Thailand	81	88	74
Vietnam	115	82	61
South East Asia operations including Hong Kong	2,856	2,148	1,615
China (Prudential’s 50% interest in joint venture)	187	111	81
Taiwan	146	127	116
India (Prudential’s 26% interest in associates)	170	132	106
Total Asia insurance operations excluding Korea	3,359	2,518	1,918
Korea**	94	123	92
Total Asia insurance operations including Korea	3,453	2,641	2,010

	2016 £m	2015 £m	2014 £m
Total excluding Korea	5,756	4,456	3,978
Korea**	192	305	304
Total including Korea	5,948	4,761	4,282

*	Actual Exchange Rate (AER) for translating new business premiums are actual historical exchange rates for the specific accounting period, being the average rates over the accounting period shown.
**	The new business premiums from the Group’s Korea life subsidiary are shown separately in the table above as it was held for sale at 31 December 2016.

Distribution

Prudential Corporation Asia is well positioned in terms of our scale and diversity of distribution. Each market is unique and our overarching regional distribution strategy reflects our comprehensive approach to building pan-regional distribution capabilities, underpinned by effective platforms, comprehensive product solutions and the highest level of customer experience.

The scale, reach and quality of our life insurance distribution are evidenced by our productivity, persistency and customer satisfaction across the region. At the core of our distribution model is face-to-face interaction with customers, which delivers high-quality, needs-based advice. Supporting this approach is our continuous investment in enhancing customer experiences, such as the PRUcustomer friend customer servicing model in Indonesia and the PRU for you online community in Hong Kong.

Tied agency remains the most popular distribution channel in the region. For Prudential Corporation Asia, this produced a significant majority of sales in 2016. At 31 December we had more than 500,000 agents, up 10 per cent on the previous year. Excluding India, the productivity of our active agents increased meaningfully.

Bancassurance is our other main distribution channel, generating a sizable minority of sales for Prudential Corporation Asia in 2016. Prudential Corporation Asia works with a number of partner banks, including international groups such as Standard Chartered Bank, regionals such as UOB, domestic banks such as Thailand’s Thanachart Bank and the retail banks of our partners CITIC in China and ICICI in India.

Asset management

Eastspring Investments, Prudential’s asset management business in Asia, manages investments for Prudential’s Asia, UK and US life companies and also has a broad base of third-party retail and institutional clients.

Our regional asset management division, Eastspring Investments, is one of the region’s largest asset managers2, with a presence in 10 major Asian markets as well as distribution offices in the US and Europe. It has £117.9 billion in assets under management, managing funds across a range of asset classes, including equities and fixed income, distributed through bank partners, brokers and online platforms.

[2]	Source: Asia Asset Management September 2016 (Ranked according to participating regional players only). Based on assets sourced from the region, excluding Japan, Australia and New Zealand as at June 2016

Eastspring has a stable and steadily growing core of funds under management from Prudential Corporation Asia’s life businesses, including the majority of its unit-linked funds. Its Asian focus and performance track record have also enabled it to secure sizeable institutional mandates, both in Asia and more broadly. The retail arm includes the attractive Japanese, Korean and Taiwanese markets. In Japan, our Asia Oceania High Dividend Equity Fund, with funds under management of £3.2 billion, is one of the largest in its sector.

The following table shows funds managed by Eastspring Investments at the dates indicated.

	At 31 December £bn
	2016	2015	2014
Internal fund management	72.2	52.8	47.2
External fund management	45.7	36.3	30.1
Total	117.9	89.1	77.3

Investing for growth

Prudential’s platform is well established and we continue to invest in growing the business through expansion into new markets such as Laos and opening up in new cities in existing markets such as China, Indonesia and the Philippines. We are also investing in expanding our agency network in the region and we are enhancing our operating capabilities, particularly leveraging new technologies.

At Eastspring we are investing in the brand, in the operating model and in talent development, in order to ensure that we expand our regional capabilities to capture the opportunities available from the growth of the retail mutual funds markets in Asia.

United States

Introduction

In the United States, Prudential offers a range of products through Jackson National Life Insurance Company (‘Jackson’) and its subsidiaries, including fixed annuities (fixed interest rate annuities, fixed index annuities and immediate annuities), variable annuities and institutional products (including guaranteed investment contracts and funding agreements). Jackson distributes these products through independent insurance agents, independent broker-dealers, regional broker-dealers, wirehouses, banks, credit unions and other financial institutions. Although Jackson historically also offered traditional life insurance products, it discontinued new sales of life insurance products in 2012.

As at 31 December 2016, in the United States, Jackson:

•	was the 15th largest life insurance company in terms of general account assets(1);
•	had £120 billion of separate account assets, 3 times higher since 2010; and
•	has been recognised for customer service performance with the “Contact Center World Class FCR Certification’ and ‘Highest Customer Service for the Financial Industry’ awards by The Service Quality Measurement Group, Inc. for the 10th consecutive year.

(1)	Source: Fourth Quarter 2016 SNL Financial

The US operations also include PPM Holdings, Inc. (‘PPM’), Prudential’s US internal and institutional investment management operation, and National Planning Holdings, Inc. (‘NPH’), Prudential’s US affiliated independent broker dealer network. As at 31 December 2016, Prudential’s US operations had more than 4 million policies and contracts in force and PPM managed approximately £87.6 billion of assets. In 2016, new business premiums totalled £15,608 million.

Market overview

The US is the world’s largest retirement savings market currently worth a total of US$16 trillion2, and approximately 40 million Americans will reach retirement age over the next decade alone. This transition will trigger the need for an unprecedented shift of trillions of dollars from savings accumulation to retirement income generation.

However, these Americans face unique challenges in planning for life after work. For many members of this generation, a financially secure retirement is at risk due to insufficient accumulation of savings during their working years and the current combination of low yields and market volatility. Employer-based pensions are disappearing and government plans are underfunded. Social security was never intended to be a primary retirement solution and today, its long-term funding status is in question. Additionally, the life expectancy of an average retiree has significantly increased, lengthening the number of years for which retirement funding is required.

To overcome these challenges, Americans need retirement strategies that offer them the opportunity to grow and protect the value of their existing assets, as well as the ability to provide guaranteed income that will last throughout their extended lifetimes. Annuities can do just that.

Through its distribution partners, Jackson provides products, including variable, fixed and fixed index annuities, which offer Americans the strategies they need. A variable annuity with investment freedom represents an attractive option for retirees, providing both access to equity market appreciation in a tax-deferred wrapper and guaranteed lifetime income. However, penetration of variable annuity sales into the retirement market remains low, accounting for less than 15 per cent of total US retirement assets.

Customers and products

Jackson develops and distributes products that address the retirement needs of our customers through various market cycles. These products include variable annuities, fixed annuities and fixed index annuities.

Jackson has a proven track record in this market with its market-leading flagship variable annuity product, Perspective. Jackson’s success has been built on its quick-to-market product innovation, as demonstrated by the development and launch of Elite Access, our first investment-only variable annuity, in 2012. By the first quarter of 2013, sales of Elite Access ranked in the top3 10 of all variable annuity contract sales in the US, a position it still holds3. Further demonstrating Jackson’s flexibility and manufacturing capabilities, in the past six months Jackson has launched Perspective Advisory and Elite Access Advisory to serve distributors with a preference for fee-based products.

Additional information on products

The following table shows total new business premiums in the United States by product line and distribution channel for the periods indicated. Total new business premiums include Jackson’s deposits for investment contracts with limited or no life contingencies.

	Actual Exchange Rate
	Year Ended 31 December £m
	2016	2015	2014
By Product
Annuities
Fixed annuities
Fixed interest rate	533	462	512
Fixed index	508	458	370
Immediate	22	15	15
Variable annuities	10,653	11,977	10,899
Elite Access (Variable annuities)	2,056	3,144	3,108
Total	13,772	16,056	14,904
Institutional products
GICs, funding agreements and Federal Home Loan Bank of Indianapolis (FHLBI) funding agreements	1,836	1,230	651
Total	15,608	17,286	15,555
By Distribution Channel
Independent broker dealer	8,809	10,145	9,521
Bank	2,137	2,730	2,394
Regional broker dealer	2,199	2,634	2,477
Independent insurance agents	627	547	512
Institutional products	1,836	1,230	651
Total	15,608	17,286	15,555

Of the total new business premiums of £15,608 million in 2016 (2015: £17,286 million; 2014: £15,555 million), £13,772 million (2015: £16,056 million; 2014: £14,904 million) were single premiums, and £1,836 million (2015: £1,230 million; 2014: £651 million) were institutional product premiums. There were no regular premiums.

Annuities

Fixed Annuities

Fixed Interest Rate Annuities

In 2016, fixed interest rate annuities accounted for 3 per cent (2015: 3 per cent) of total new business premiums and 8 per cent (2015: 9 per cent) of policy and contract liabilities of the US operations. Fixed interest rate annuities are primarily deferred annuity products that are used for asset accumulation in retirement planning and for providing income in retirement. They permit tax-deferred accumulation of funds and flexible payout options.

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

On more than 94 per cent (2015: 93 per cent) of in-force business, Jackson may reset the interest rate on each contract anniversary, subject to a guaranteed minimum, in line with state regulations. When the annuity matures, Jackson either pays the contract holder the amount in the contract holder account or begins making payments to the contract holder in the form of an immediate annuity product. This latter product is similar to a UK annuity in payment.

At 31 December 2016, Jackson had fixed interest rate annuities totalling £14.2 billion (US$17.6 billion) (2015: £12.1 billion (US$17.8 billion)) in account value with minimum guaranteed rates ranging from 1.0 per cent to 5.5 per cent and a 2.96 per cent average guaranteed rate (2015: 1.0 per cent to 5.5 per cent and a 3.00 per cent average guaranteed rate).

Fixed interest rate annuities are subject to early surrender charges for the first six to nine years of the contract. In addition, the contract may be subject to a market value adjustment (‘MVA’) at the time of surrender. During the surrender charge period, the contract holder may cancel the contract for the surrender value. Jackson’s profits on fixed interest rate annuities arise primarily from the spread between the return it earns on investments and the interest credited to the contract holder’s account, less expenses. The fixed interest rate annuity portfolio could be impacted by the continued low interest rate environment as lower investment portfolio earned rates could result in reduced spread income. In addition, increased surrenders and lower sales could result if customers seek higher yielding alternative investment opportunities elsewhere.

Approximately 62 per cent (2015: 62 per cent) of the fixed interest rate annuities Jackson wrote in 2016 provide for a market value adjustment that could be positive or negative on surrenders in the surrender period of the policy. This formula-based adjustment approximates the change in value that assets supporting the product would realise as interest rates move up or down. The minimum guaranteed rate is not affected by this adjustment. While the MVA feature minimizes the surrender risk associated with certain fixed interest rate annuities, Jackson still bears a portion of the surrender risk on policies without this feature, and the investment risk on all fixed interest rate annuities.

Fixed Index Annuities

Fixed index annuities accounted for 3 per cent (2015: 3 per cent) of total new business premiums in 2016 and 6 per cent (2015: 6 per cent) of Jackson’s policy and contract liabilities. Fixed index annuities vary in structure, but generally are deferred annuities that enable the contract holder to obtain a portion of an equity-linked return (based on participation rates and caps) and provide a guaranteed minimum return. These guaranteed minimum rates are generally set at 1.0 per cent to 3.0 per cent on index funds. At 31 December 2016, Jackson had fixed index annuities allocated to index funds totalling £7.3 billion (US$9.0 billion) (2015: £6.4 billion (US$9.5 billion)) in account value with minimum guaranteed rates on index accounts ranging from 1.0 per cent to 3.0 per cent and a 1.77 per cent average guaranteed rate (2015: 1.0 per cent to 3.0 per cent and a 1.79 per cent average guaranteed rate). Jackson also offers fixed interest accounts on some fixed index annuity products. At 31 December 2016, fixed interest accounts on fixed index annuities totalled £2.6 billion (US$3.2 billion) (2015: £1.9 billion (US$2.8 billion)) in account value with minimum guaranteed rates ranging from 1.0 per cent to 3.0 per cent and a 2.55 per cent average guaranteed rate (2015: 1.0 per cent to 3.0 per cent and a 2.52 per cent average guaranteed rate).

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

Immediate Annuities

In 2016, immediate annuities accounted for less than one per cent (2015: less than one per cent) of total new business premiums and one per cent (2015: one per cent) of Jackson’s policy and contract liabilities. Immediate annuities guarantee a series of payments beginning within a year of purchase and continuing over either a fixed period of years and/or the life of the contract holder. If the term is for the life of the contract holder, then Jackson’s primary risks are mortality and reinvestment. This product is generally used to provide a guaranteed amount of income for contract holders and is used both in planning for retirement and in retirement itself. The implicit interest rate on these products is based on the market conditions that exist at the time the policy is issued and is guaranteed for the term of the annuity.

Variable Annuities

In 2016, variable annuities accounted for 81 per cent (2015: 87 per cent) of total new business premiums and 74 per cent (2015: 70 per cent) of Jackson’s policy and contract liabilities. Variable annuities are deferred annuities that have the same tax advantages and payout options as fixed interest rate and fixed index annuities. They are also used for asset accumulation in retirement planning and to provide income in retirement.

The contract holder can allocate the premiums between a variety of variable sub-accounts with a choice of fund managers and/or a guaranteed fixed interest rate option. The contract holder’s premiums allocated to the variable accounts are held apart from Jackson’s general account assets, in a separate account, which is analogous to a unit-linked fund. The value of the portion of the separate account allocated to variable sub-accounts fluctuates with the underlying investments. Variable annuities are subject to early surrender charges for the first three to nine years of the contract. During the surrender charge period, the contract holder may cancel the contract for the surrender value. Jackson offers one variable annuity that has no surrender charges.

At 31 December 2016, Jackson had variable annuity funds in fixed accounts totalling £7.3 billion (US$9.0 billion) (2015: £5.5 billion (US$8.1 billion)) with minimum guaranteed rates ranging from 1.0 per cent to 3.0 per cent and a 1.64 per cent average guaranteed rate (2015: 1.0 per cent to 3.0 per cent and a 1.70 per cent average guaranteed rate).

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

Aggregate distribution of account values

The table below shows the distribution of account values for fixed annuities (fixed interest rate and fixed index) and variable annuities fixed options within the range of minimum guaranteed interest rates as described above as at 31 December 2016 and 2015:

	Account value £m
Minimum guaranteed interest rates - annuities	2016	2015
1.0%	7,765	5,563
> 1.0% - 2.0%	8,718	7,670
> 2.0% - 3.0%	11,249	9,586
> 3.0% - 4.0%	1,456	1,263
> 4.0% - 5.0%	1,954	1,639
> 5.0% - 5.5%	247	212
Total	31,389	25,933

Life Insurance

Background

Jackson discontinued new sales of life insurance products in 2012. The discontinued Jackson’s life insurance products accounted for 10 per cent (2015: 11 per cent) of Jackson’s policy and contract liabilities in 2016. Life products include term life and interest sensitive life (universal life and variable universal life.) Term life provides protection for a defined period and a benefit that is payable to a designated beneficiary upon death of the insured. Universal life provides permanent individual life insurance for the life of the insured and includes a savings element. Variable universal life is a type of life insurance policy that combines death benefit protection with the ability for the contract holder account to be invested in separate account funds. Jackson’s life insurance book has delivered consistent profitability, driven primarily by positive mortality and persistency experience. For certain fixed universal life plans, additional provisions are held to reflect the existence of guarantees offered in the past that are no longer supported by earnings on the existing asset portfolio, or for situations where future mortality charges are not expected to be sufficient to provide for future mortality costs.

Aggregate distribution of account values

Excluding the business formerly of the REALIC operations acquired in 2012 that is subject to the retrocession treaties, at 31 December 2016, Jackson had interest-sensitive life business in force with total account value of £7.1 billion (US$8.8 billion) (2015: £6.1 billion (US$9.0 billion)), with minimum guaranteed interest rates ranging from 2.5 per cent to 6.0 per cent with a 4.66 per cent average guaranteed rate (2015: 2.5 per cent to 6.0 per cent with a 4.66 per cent average guaranteed rate). The table below shows the distribution of the interest-sensitive life business’ account values within this range of minimum guaranteed interest rates as at 31 December 2016 and 2015:

	Account value £m
Minimum guaranteed interest rates	2016	2015
> 2.0% - 3.0%	243	204
> 3.0% - 4.0%	2,675	2,322
> 4.0% - 5.0%	2,333	2,023
> 5.0% - 6.0%	1,839	1,574
Total	7,090	6,123

Institutional Products

Institutional products consist of traditional guaranteed investment contracts (‘GICs’), funding agreements (including agreements issued in conjunction with Jackson’s participation in the US Federal Home Loan Bank of Indianapolis (‘FHLBI’) programme) and Medium-Term Note funding agreements. In 2016, institutional products accounted for 12 per cent (2015: 7 per cent) of total new business premiums and 1 per cent (2015: 3 per cent) of Jackson’s policy and contract liabilities. The GICs are marketed by Jackson’s institutional products department to defined contribution pension and profit sharing retirement plans. Funding agreements are marketed to institutional investors, including corporate cash accounts and securities lending funds, as well as money market funds, and are issued to the FHLBI in connection with its programme. Jackson makes its profit on the spread between the yield on its investments and the interest rate credited to contract holders.

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

Typically, brokerage accounts and money market mutual funds are required to invest a portion of their funds in cash or cash equivalents to ensure sufficient liquidity to meet their customers’ requirements. The funding agreements permit termination by the contract holder on seven to 90 days notice, and thus qualify as cash equivalents for the clients’ purposes. In 2016 and 2015, there were no funding agreements terminable by the contract holder with less than 90 days notice.

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

Jackson’s distribution strength also sets us apart from our competitors. Our wholesaling force is the largest4 in the variable annuity industry and is instrumental in supporting the independent advisers who help the growing pool of American retirees develop effective retirement strategies. Our wholesalers provide extensive training to thousands of advisers about the range of our products and the investment strategies that are available to support their clients. Based on the latest available data, Jackson’s wholesalers achieved gross variable annuity sales that on average were meaningfully higher than the nearest competitor4.

Independent Agents and Broker Dealers

National Planning Holdings (‘NPH’), an affiliate of Jackson, is a top 10 broker dealer5 network in the US. NPH serves the three key distribution channels of independent representatives, financial institutions and tax and accounting professionals, through access to industry-leading mutual fund/asset management companies, insurance carriers and thousands of brokerage products. The strength of this network and the market insight it offers, combined with Jackson’s proven manufacturing capabilities, provide a distinct advantage as we continue to navigate the ever-changing regulatory landscape.

Regional Broker Dealers

Jackson’s Regional Broker Dealer (‘RBD’) team provides dedicated service and support to regional brokerage firms and wirehouses. Regional broker dealers are a hybrid between independent broker dealers and wirehouses.

Like representatives who work for wirehouses, financial representatives at regional broker dealers are employees of the firm. However, unlike wirehouses, RBD firms have limited institutional investment banking services. The RBD team develops relationships with regional firms throughout the US and provides customised materials and support to meet their specialised advisory needs.

Jackson’s RBD team supports more than 40,600 representatives in regional broker dealers and wirehouses.

Banks, Credit Unions and Other Financial Institutions

Jackson’s Institutional Marketing Group distributes annuity products through banks, credit unions and other financial institutions and through third party marketing organisations that serve these institutions. Jackson is a leading provider of annuities offered through banks and credit unions and at 31 December 2016 had access to more than 33,000 financial institution representatives through existing relationships with banks and credit unions. Jackson has established distribution relationships with medium sized regional banks, which it believes are unlikely to develop their own insurance product capability.

Independent Broker Dealers

Jackson’s retail distribution is managed by Prudential’s independent broker dealer network, NPH, which is described in more detail above. NPH had more than 3,300 registered representatives at the end of 2016.

Institutional Products Department

Jackson markets its institutional products through its institutional products department. It has direct contacts with banks, municipalities, asset management firms and direct plan sponsors. Institutional products are distributed and marketed through intermediaries to these groups.

PPM

PPM is Prudential’s US institutional investment management operation, with its primary office in Chicago. PPM manages assets for Prudential’s US, UK and Asian affiliates. PPM provides affiliated and unaffiliated institutional clients with investment services including managing assets for separate accounts, US mutual funds and similar foreign pooled investment vehicles, a collateralised loan obligation and private equity funds. PPM’s strategy is focused on managing existing assets effectively, maximising the benefits derived from synergies with our international asset management affiliates, and leveraging investment management capabilities across the Group. PPM also pursues third-party mandates on an opportunistic basis.

Regulatory landscape

Since the financial crisis in 2008, the industry has continued to manage through an ever-changing regulatory landscape. In April 2016, the US Department of Labor (DoL) released a final version of its Fiduciary Duty Rule (Rules), with initial application starting in April 2017 and full implementation required by January 2018. The Rules would, as currently written, subject many advisers who work with qualified retirement plans and Individual Retirement Accounts to the fiduciary requirements of the Employee Retirement Income Security Act including obligations to avoid conflicts of interest. Those conflict of interest rules are incompatible with many compensation structures that have historically been permissible. However, with the change in the US administration and the release of various Executive Orders, the final form of the Rules remains unclear.

As a result of the DoL regulatory initiative and the uncertainties regarding the application and implementation of the Rules, the annuity industry saw material impacts on sales in 2016. Sales in the variable annuity industry as of the third quarter of 2016 were down significantly compared with the same period last year. Conversely, sales of fixed index and fixed annuity products were higher6 as of the third quarter of 2016 compared with the same period last year. In recent years, some competitors have begun to offer fixed index annuities with benefits that resemble those of variable annuities, leading to a shift in sales away from variable annuities to fixed index annuities. However, this trend has an uncertain future due to the unexpected inclusion of fixed index annuities within the current rules on par with the treatment of variable annuities. Total annuity industry sales were down slightly as of the third quarter of 20166.

Regardless of the outcome of the Rules, the regulatory disruption has challenged the industry to review the ways in which investment advice is provided to American investors. Manufacturers will need to have the ability to provide product and system adaptions in order to support the success of various distribution partners in their delivery of invaluable retirement strategies that investors need.

Investment for growth

From disruption, opportunities can appear. With the tens of trillions of dollars of adviser-distributed assets across distribution platforms that have not historically been a focus, such as the hybrid registered investment adviser channel, there is significant opportunity to reach even more American retirees and serve their needs with annuity products going forward. The industry will need to remain flexible and cost-effective in making changes to products, systems and processes. We continue to ensure that we understand and make the necessary adjustments to support the needs and demands of American retirees into the future.

Jackson and NPH have begun to implement changes necessary to meet the requirements of the Rules. Jackson will continue to evaluate its product offerings in order to meet the long-term needs of investors in search of effective retirement strategies. Additionally, Jackson remains committed to supporting its distribution partners throughout this industry transition.

Jackson’s competitive strengths are even more critical during periods of disruption. Our best-in-class distribution team, our agility and success in launching well designed products, the continued success through many economic cycles of our risk management and hedging programmes and our effective technology platforms and award-winning customer service will provide Americans with the retirement strategies they so desperately need, and will enable us to be positioned to capture additional growth during times of transition and into the future.

Disciplined risk management

Jackson operates within a well-defined risk framework aligned with the overall Prudential Group risk appetite. The type and number of products we sell remains balanced. Our disciplined economic approach to pricing is designed to achieve both adequate returns on our products and sufficient resources to support our hedging programme.

Jackson’s hedging or derivative programme is used to manage interest rate risk associated with a broad range of products and equity market risk attaching to its equity-based products, as explained further in note C7.3 to the consolidated financial statements. Our hedge philosophy has not changed in 2016. Jackson is able to aggregate financial risks across the company, obtain a unified view of our risk positions, and actively manage net risks through an economically-based hedging programme. A key element of our core strategy is to protect the company from severe economic scenarios while maintaining adequate regulatory capital. We benefit from the fact that the competitive environment continues to favour companies with robust financial strength and a demonstrated track record of financial discipline, both key elements of our long-term strategy.

In general, Jackson’s results are affected by fluctuations in economic and market conditions, especially interest rates, credit conditions and equity markets. The profitability of Jackson’s spread based business depends largely on its ability to manage interest rate exposure, as well as the credit and other risks inherent in its investment portfolio. Jackson designs its products and manages the investments and liabilities to reduce overall interest rate sensitivity. This has the effect of moderating the impact on Prudential’s results from changes in prevailing interest rates.

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

Lowering crediting rates helps to mitigate the effect of spread compression but the spreads could still decline as Jackson is typically only entitled to reset the crediting rates at limited pre-established intervals and the re-setting is subject to the guaranteed minimum rates. As at 31 December 2016, approximately 86 per cent of Jackson’s fixed interest rate annuities and interest-sensitive life business account values correspond to crediting rates that are at the minimum guaranteed interest rates (2015: 87 per cent). Tabular disclosures are provided above on the distribution of the account values of these businesses within the range of their contractual minimum guaranteed interest rates. The tables demonstrate that approximately 73 per cent (2015: 72 per cent) of Jackson’s combined fixed interest rate annuities and interest sensitive life business account values of £28 billion (2015: £23 billion) have contractual minimum rates of 3 per cent or less.

Jackson’s expectation for future spreads is also an important component in the amortisation of deferred acquisition costs. Significantly lower spreads may cause it to accelerate amortisation, thereby reducing total IFRS profit in the affected reporting period. Low market interest rates could also reduce Jackson’s return on investments that are held to support the company’s capital. In addition, changes in interest rates will affect the net unrealised gain or loss position of Jackson’s available-for-sale fixed income securities which is reported as a component of other comprehensive income. Further information on the factors affecting the pricing of products and asset liability management of Jackson is provided below.

In addition to the impact on Jackson’s spread product profitability, a prolonged period during which interest rates remain at levels lower than those anticipated in its pricing may result in greater costs associated with certain of Jackson’s product features which guarantee benefits, and also result in higher costs for derivative instruments used to hedge certain of its product risks. Reflecting these impacts in recoverability and loss recognition testing under US GAAP as ‘grandfathered’ under IFRS may require Jackson to accelerate the amortisation of DAC as noted above, as well as to increase required reserves for future contract holder benefits. In addition, certain statutory capital and reserve requirements are based on formulas or models that consider interest rates, and a prolonged period of low interest rates may increase the statutory reserves and capital Jackson is required to hold.

Accordingly, without active management, a prolonged low interest rate environment may materially affect Jackson’s financial position, results of operations and cash flows. However, Jackson has and continues to adapt proactively its asset-liability management, hedging programme, product design and pricing and crediting rate strategies to mitigate the downward pressures created by the prolonged low interest rate environment.

The sensitivity of Jackson’s IFRS basis profit or loss and shareholders’ equity to changes in interest rates is provided in note C7.3 to the consolidated financial statements.

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

Jackson segregates its investment portfolio for certain investment management purposes, and as part of its overall investment strategy, into four portfolios: life and fixed annuities without market value adjustment, fixed annuities with market value adjustment, fixed index annuities and institutional liabilities. The portfolios backing life and fixed annuities with and without market value adjustments and the fixed index annuities have similar characteristics and differ primarily in duration. The portfolio backing the institutional liabilities has its own mix of investments that meet more limited duration tolerances. Consequently, the institutional portfolio is managed to permit less interest rate sensitivity and has limited exposure to mortgage backed securities. At 31 December 2016, one per cent of the institutional portfolio was invested in residential mortgage backed securities.

The fixed-rate products may incorporate surrender charges, market value adjustments, two-tiered interest rate structures or other limitations relating to when policies can be surrendered for cash, in order to encourage persistency. As of 31 December 2016, 57 per cent of Jackson’s fixed annuity reserves had surrender penalties or other withdrawal restrictions. Substantially all of the institutional portfolio had withdrawal restrictions or market value adjustment provisions.

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

[2]	Cerulli Associates — Advisor Metrics 2016
[3]	©2017 Morningstar Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete, or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results. Morningstar www.AnnuityIntel.com. Total VA Sales by contract 1Q 2013. Elite Access for base states ranked #10 and #9 for Total VA Sales by Contract at 1Q 2013 and 3Q 2016 respectively.
[4]	Market Metrics — Variable Annuity Sales, Staffing and Productivity Report: Q3 2016.
[5]	Investment News — April 2016
[6]	LIMRA/Secure Retirement Institute, US Individual Annuity Participants Report 3Q YTD 2016

United Kingdom—Insurance and Investments

Introduction

In the United Kingdom, Prudential UK & Europe (UK&E) provides insurance and investment products offering a range of retail financial products and services, including long-term insurance and asset accumulation and retirement income products (life insurance, pensions and pension annuities), retail investment and unit trust products. Prudential in the United Kingdom primarily distributes these products through financial advisers, partnership agreements with other financial institutions, and direct marketing, by telephone, mail, internet and face-to-face advisers.

As at 31 December 2016, Prudential UK & Europe:

•	was one of the market leaders in the retirement income and the with-profits market(1) and
•	had total company assets of £195 billion on the balance sheet, comprising £126 billion within the with-profits sub-funds (including the Scottish Amicable Insurance Fund, which is a closed fund formed following the acquisition of the mutual Scottish Amicable Life Assurance Society in 1997) and £69 billion held by its shareholder-backed business.

(1)	Source: Association of British Insurers (ABI)

Market overview

The fundamentals underpinning the UK’s retirement market are changing. Risk and responsibility for retirement provision continue to transfer away from the state and corporates to individuals. As customers adjust to the reforms introduced by pensions freedoms in 2015, the new flexible arrangements to control their own pensions have been accompanied by significant complexity, which is adding to the burden of personal responsibility to secure an income in retirement. Investment risk, longevity risk and inflation risk are the risks to be mitigated by today’s retirement saver.

Over 70 per cent of liquid assets in the UK are owned and controlled by the over 50s and this demographic is expected to grow by 2.1 million between 2016 and 2030. More people, with more savings, will live longer. This provides significant new opportunities for Prudential as the demand for risk-managed investments to fund retirement is predicted to rise accordingly.

To meet these opportunities, our product and distribution profile has evolved by increasing the range of product options to mirror the flexibilities of the pensions freedom era. There has been a shift away from a reliance on capital-intensive annuity business to a focus on bond, ISA, pension and income drawdown products across a range of tax-efficient solutions.

Customers and products

The Prudential brand benefits from a heritage that stretches back 168 years and a franchise that is based on long-term thinking, longevity experience, market-leading multi-asset investment capability and financial strength—the core attributes that customers continue to seek in the pension freedoms era.

Customer expectations are higher than ever. Increased life expectancy in retirement has put increased demands on long-term product performance, and technology is revolutionising the ways in which company and customer interact. In this changing environment, our brand franchise is strong, resonating with retirement savers.

We continue to focus on meeting these customers’ needs through:

a.	Extending our product range and servicing capability to help customers take full advantage of the flexibility introduced to the retirement saving marketplace through pension freedoms;
b.	Extending availability of our investment and retirement solutions by maintaining strong relationships with financial adviser intermediaries, accelerating the growth of our Prudential Financial Planning advisory business and through investing in our direct-to-consumer channels, including telephone and online services;

c.	Enhancing access to our market-leading PruFund proposition across a range of investment and tax wrappers; and
d.	Continually investing in customer service improvement, acknowledged by two Five Star ratings received for the sixth consecutive year in the Life & Pensions and Investment categories of the Financial Adviser Service Awards.

Most notably in 2016, we responded to changes in the market following the introduction of pension freedoms by launching the Prudential Retirement Account — an online account-based plan that provides customers with the flexibility to save for their retirement, provide an income in retirement and facilitate access to their fund as they save. At its core is PruFund, our customer proposition managed by the Prudential Portfolio Management Group, our award-winning and market-leading multi-asset management team. From a single fund when launched in 2004, PruFund today comprises six risk-rated funds, offers global investment diversification across 25 different asset classes and delivers smoothing through the strength of the Prudential with profits Fund.

The success of PruFund and its popularity among financial advisers and customers is evidenced in investments worth £24.7 billion in funds under management at the end of 2016.

In corporate pensions, we continue to focus on securing new scheme members and supporting existing members to meet their retirement goals. In the public sector, where Prudential is the market leader, providing schemes for 74 of the 99 local authorities in the UK, our focus is on additional voluntary contribution plans.

Having identified a number of alternative capital deployment opportunities within the Group and following the introduction of Solvency II we did not write any bulk annuity business in 2016. We have now withdrawn from this market. Our appetite for individual annuity business has also diminished and we took steps to curtail retail sales by establishing an annuity panel arrangement with a number of firms to provide annuities to our retiring customers. This new service will be phased in over the course of 2017.

Distribution

The foundations of every strong brand are trust and confidence, common denominators in Prudential’s multi-channel distribution capability. The model is centred on the core intermediary channel and direct-to-consumer channels, including Prudential Financial Planning.

At the heart of the Intermediary model is ‘the power of three’, a combination of regional account manager, telephone account manager and sales support, all working together as a regional sales unit team. There are 65 regional sales units across the UK, giving 100 per cent nation-wide coverage and each having account managers qualified to at least the same standards as the professional advisers they deal with. This model gives third-party financial advisers the support they need, how and when they need it, through dedicated points of contact either in the field or by phone. This approach delivered an 11 per cent compound increase since 2013 in advisory firms recommending Prudential products to their clients. Sales through our intermediary business have also doubled since 2013.

Prudential Financial Planning reinforces Prudential’s industry reputation as an innovator and has been central to the continued sales growth achieved by the business in 2016. From its inception in 2012, and against a background of industry-wide retrenchment, Prudential Financial Planning is now a top 10 UK advisory business, with close to 300 partners advising more than 50,000 clients.

Our direct-to-consumer customer telephony team is central to our ambitions to grow our Direct to Customers business and in 2016 we strengthened its capability ahead of a range of forthcoming proposition and service developments.

The roll-out of our business in Poland continued in 2016, with sales increasing significantly in local currency terms. Significant milestones during the year included increasing the number of financial planning consultants to 721, entering the multi-agency market and securing three affinity distribution deals with Polish telecommunications companies.

Investment for growth

We are focused on maintaining the growth momentum created by the structural changes to retirement provision in the UK and on delivering a growth strategy underpinned by investment in product, service and distribution capabilities to meet the evolving needs of customers.

In addition to enhancing access to our market-leading PruFund proposition, we continue to innovate by bringing new and exciting products to the market, such as the Prudential Retirement Account, for our customers who want to use the pensions freedom provisions to their fullest.

Investment in technology is also enabling customers to engage more flexibly with us digitally and online. Easier access to product information for customers is provided by the My Pru App, while our Retirement Ready Guide App was created to provide clear and easy-to-understand information for those coming up to retirement. Technology has also helped us improve online services for advisers and enhance our tele-underwriting service for the Prudential Investment Plan, reducing the amount of time advisers spend on administration and freeing up time to spend with their clients.

We have also focused on deepening our already-strong relationships with independent financial advisers. An important part of our service offering is the ongoing hands-on support for intermediary advisers from our regional sales units, technical helpline and business development and consultancy team. Our adviser webinars attracted more than 10,000 attendees in 2016 while we also hosted 58 adviser seminars across the UK, covering a range of topical and technical subjects, to help these advisers deal with a changing regulatory landscape.

We will also accelerate the growth of Prudential Financial Planning, which currently has close to 300 advisers delivering face-to-face advice in customers’ homes and has introduced a telephone advice service to reflect the additional ways in which customers want to receive financial advice.

The evolving nature of how we interact with customers is also driving our ambitions to grow our direct-to-consumer business, where we have strengthened our capability ahead of a range of forthcoming developments, including launch of a direct-to-consumer ISA.

Additional information on products

In 2014-2016, Prudential UK&E’s new business premiums by channel are as follows:

	Year Ended 31 December £m
	2016	2015	2014
Individual Annuities:
Direct & Partnerships	93	107	162
Intermediated	35	62	139
Internal Vesting *	418	396	764
Total Individual Annuities	546	565	1,065
Other Products:
Direct & Partnerships	1,257	980	702
Intermediated	8,210	5,589	3,370
Wholesale	-	1,508	1,710
Total Other Products	9,467	8,077	5,782
Total New Business Premiums (excluding PruHealth and PruProtect businesses)	10,013	8,642	6,847
PruHealth and PruProtect businesses**	-	-	23
Total New Business Premiums	10,013	8,642	6,870
*	Internal vesting business is classified as new business where the contracts include an open market option.
**	Following the disposal of Prudential UK&E’s 25 per cent interest in PruProtect and PruHealth in November 2014, the 2014 comparatives have been adjusted to show the premiums of those businesses separately.

Direct and Partnerships

Direct distribution channels include the telephone, mail and internet, and focus on annuities, investments and pension products. Prudential UK&E’s direct advice service, Prudential Financial Planning (PFP), focuses primarily on the financial planning needs of our existing direct customer base. At the end of 2016, its fifth year of trading, sales grew strongly compared with 2015, adviser partner numbers had reached 290, assets under advice were circa £3.8bn and households under advice were circa 55,000.

Partnerships are primarily arrangements with other insurers whereby we offer our annuity products to their vesting pension customers.

Intermediaries

Strong growth in sales through our intermediary channel reflected the strength of our PruFund proposition and our relationships with key intermediary firms. Increased sales of with-profits bonds, PruFund ISA, individual pensions and income drawdown outweighed the impact of the slow-down in the annuities market. With-profits bond sales through intermediaries grew at a favourable rate in 2016, largely due to our PruFund bond proposition, where our track record of investment performance differentiates us from our competitors. PruFund ISA grew very strongly, as did, individual pensions, and to a lesser extent, income drawdown, with the overwhelming majority of pensions and drawdown investments being in PruFund. The third quarter of 2016 saw the launch of our new Retirement Account product, a fully digital proposition which offers one account for both pension savings and income drawdown and can accept transfers from existing plans. The value of UK invested assets on platforms continues to increase, and we are seeking to develop new solutions to target this opportunity.

Wholesale

There were no new bulk annuity buy-in insurance agreements in 2016 following Prudential UK&E’s withdrawal from this market in 2016.

Long-term Products

Prudential UK&E’s long-term products in the United Kingdom consist of life insurance, pension products and pensions annuities. The following table shows Prudential UK&E’s new business insurance and investment premiums by product line for the periods indicated. New business premiums include deposits for policies with limited or no life contingencies. Prudential UK&E also distributes life insurance products, primarily investment bonds, in other European countries and has a business in Poland which primarily sells with-profits savings and protection products. The volume of such business is relatively small and is included in the table below.

	Year Ended 31 December £m
	2016	2015	2014
Individual annuities	546	565	1,065
Bonds	3,834	3,327	2,934
Corporate Pensions	231	310	230
Individual Pensions	2,567	1,217	530
Income drawdown	1,649	1,024	352
Other products	1,186	691	26
Wholesale	-	1,508	1,710
Total New business premiums (excluding PruHealth and PruProtect businesses)	10,013	8,642	6,847
PruHealth and PruProtect businesses**	-	-	23
Total new business premiums	10,013	8,642	6,870

*	Following the disposal of Prudential UK&E’s 25 per cent interest share in PruProtect and PruHealth in November 2014, the 2014 comparatives have been have been adjusted to show the premiums of those businesses separately.

Of the total new business premiums of £10,013 million (2015: £8,642 million; 2014: £6,870 million), £9,836 million (2015: £8,463 million; 2014: £6,681 million) were for single premiums and £177 million (2015: £179 million; 2014: £166 million) were for regular premiums.

Pension Annuities (including Wholesale)

Prudential UK&E offers individual conventional immediate annuities that are either fixed or retail price indexed (referred to as ‘RPI’), where annuity payments are guaranteed from the outset. Our with-profits annuity proposition , where annuity payments are variable dependent on the investment performance of underlying assets but with an income floor, was withdrawn from the market in the third quarter of 2016.

A total of £546 million of individual annuities were sold in 2016. Of this total, £418 million was sold through internal vesting, that is existing Prudential UK&E customers with maturing pension policies. The other £128 million were sold to new customers, typically individuals with a pension maturing with another provider who chose Prudential UK&E to provide their annuity. Prudential UK&E’s immediate annuity products provide guaranteed income for a specified time, usually the life of the policyholder, in exchange for a lump sum capital payment. No surrender value is available under any of these products. The primary risks to Prudential UK&E from immediate annuity products are mortality improvements and credit risk. Prudential UK&E withdrew from the external intermediated annuity market in 2016. Prudential UK&E also took steps to curtail retail sales by establishing an annuity panel arrangement with a number of firms to provide annuities to its retiring customers. This new service will be phased-in over the course of 2017.

Conventional Annuities

Prudential UK&E’s conventional annuities include level (non-increasing), fixed increase and RPI annuities. Prudential UK&E’s fixed increase annuities incorporate automatic increases in annuity payments by fixed amounts over the policyholder’s life. The RPI annuities provide for a regular annuity payment to which an additional amount is added periodically based on the increase in the UK Retail Prices Index. In 2016, new business premiums for RPI annuities were £3 million. In 2016, new business premiums of level and fixed increase conventional annuities amounted to £492 million.

With-profits Annuities

Prudential UK&E offered with-profits annuities to customers from 1991 to 2016. These combine the income features of annuity products with the investment smoothing features of with-profits products enabling policyholders to obtain equity-type returns over time. In 2016, Prudential UK&E’s premiums for this business were £51 million.

Pension and Flexi-income Drawdown Products

Prudential UK&E provides corporate, individual pension and flexi-access drawdown products. Pension products are tax advantaged long-term savings products that comply with rules established by the HM Revenue and Customs (‘HMRC’) and are designed to supplement state provided pensions.

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

Income drawdown products have historically provided a ‘bridge’ between pensions and annuities, allowing customers to access pension savings from age 55, subject to certain limits. These products help customers manage their pensions through the various stages of retirement, and also offer flexibility while providing potential for capital growth. Prior to the pension reforms announced in the 2014 UK Budget, the market had seen good growth, reflecting an increasingly sophisticated consumer population and the rising incidence of second careers and semi-retirement as a result of increasing longevity. This growth accelerated in the interim period created by the Budget 2014 announcement before the introduction of pension reforms in April 2015 and has continued since. Income drawdown has proved popular with customers seeking greater flexibility than that offered by a traditional annuity product, but preferring to draw funds gradually rather than withdrawing all of their savings as cash. Depending on the size of their pension pot and the individual’s tax position, it may also be more tax efficient for a customer to invest in a drawdown product rather than to take cash. Many of the pension products Prudential UK&E offers are with-profits products or offer the option to have all or part of the contributions allocated to the with-profits fund. Where funds invested in the with-profits fund are withdrawn prior to the pension date specified by the policyholder, Prudential UK&E may apply a market value adjustment (MVA) to the amount paid out. MVAs do not apply to the PruFund investment options. The remaining pension products are non-participating products, which include unit-linked products.

Individual Pensions and Income Drawdown

Prudential UK&E’s individual pension range offers unit-linked and unitised with-profits products, including products that meet the criteria of the UK government’s stakeholder pension program.

Prudential UK&E launched its new Retirement Account proposition, which offers one account for both pension savings and income drawdown and can accept transfers from existing plans, to the intermediated market, including its own advised sales force, PFP, towards the end of the third quarter of 2016. It is a digital proposition with an open charging structure separating charges out for the tax wrapper, funds and guarantees that is intended to offer an improved service to advisers and customers. The proposition has been well received in the market, securing significant sales by the end of 2016.

For products with drawdown features, the investment risk and mortality risk remains with the policyholder, payments are not guaranteed, and tend to cost more to administer. In the past, this has meant that the option to draw down income tended to apply mainly to more sophisticated policyholders commonly with larger retirement funds. The changes in the rules governing access to pension savings mean that consumers now have more choice and flexibility in how they access their retirement income and drawdown has become more popular for customers starting to take income in retirement. Any income taken from pension savings in excess of the allowable tax-free lump sum is taxable at a customer’s marginal tax rate. Many more customers than before are taking their tax free cash and leaving their funds invested. To further extend the proposition and to continue to meet customers’ needs for secure income whilst still retaining some flexibilities, a minimum income guarantee is offered as an additional option.

Prudential UK&E continues to offer its Direct to Customer (D2C) flexi-access drawdown proposition — Pension Choices Plan — launched late in 2015. It has proved popular with Prudential UK&E customers with maturing pension policies, offering an alternative to the more traditional annuity, without the need for financial advice. It is a simpler proposition to that offered via financial intermediaries, but with fewer investment options offered.

Corporate Pensions

There are two categories of corporate pension products: defined benefit and defined contribution. Prudential UK&E has an established defined benefit plan client base covering the small to medium sized employer market. Prudential UK&E’s defined contribution client base ranges from small unlisted companies to some of the largest companies in the United Kingdom as well as a number of clients in the public sector (in particular where Prudential UK&E offers the Additional Voluntary Contribution (‘AVC’) facility). Additional Voluntary Contribution plans enable employees to make additional pension contributions, either regularly or as a lump sum, to supplement their occupational pension plans. Prudential UK&E administers corporate pensions for over 600,000 scheme members sponsored by some of the UK’s largest employers and has also built a very strong position in the provision of with-profits AVC arrangements. Prudential UK&E provides AVCs to 74 of the 99 Local Government Authorities in the UK.

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

From 2012, individuals who are not already in a pension scheme, who are over 21 and below retirement age and whose earnings are over a minimum amount have had to be automatically enrolled in a pension scheme by their employer, who will be required to make contributions. These requirements were applied first to larger employers and are being rolled out gradually to other employers.

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

PIP also gives financial advisers the opportunity to choose from different external fund management groups and the flexibility to make changes to portfolio and asset allocation over time. In 2016, new business premiums from the unit-linked option within on-shore bond wrappers, including PIP were £165 million.

Prudential UK&E offers a unitised and smoothed with-profits investment fund called PruFund, which is designed to provide increased transparency and smoothed investment returns to the customer with a choice of Cautious, Growth or Risk-Managed funds. PruFund also offers clients an optional guarantee on the initial investment in either the Cautious or Growth funds with a term of ten years. PruFund is available across Prudential UK&E’s range of tax wrappers including individual pensions, income drawdown, ISA and onshore and offshore bonds. In 2016, total bonds new business premiums attributable to PruFund, including new business through PIP, was £2,608 million.

With-profits bonds aim to provide capital growth over the medium to long term, and access to a range of investment sectors without the costs and risks associated with direct investment into these sectors. Capital growth for the policyholder on with-profits bonds apart from PruFund is achieved by the addition of reversionary or annual bonuses, which are credited to the bond on a daily basis from investment returns achieved within the long-term with-profits fund of The Prudential Assurance Company Limited (‘PAC’), offset by charges and expenses incurred in the fund. A final bonus may also be added when the bond is surrendered. The PruFund return to policyholders is based on a published expected growth rate, updated quarterly, combined with unit price adjustments which aim to deliver the return on the underlying fund in a more stable way. In contrast the capital return on unit-linked bonds directly reflects the movement in the value of the assets underlying those funds. When funds invested in PAC’s long-term with-profits fund are either fully or partially withdrawn, PAC may apply a market value adjustment to the amount paid out.

The sales growth across Prudential UK&E’s with-profits range has been achieved on the back of sustained strong investment performance in its Life Fund over a number of years, reflecting the benefits of its diversified investment policy. Prudential UK&E believes that this market will continue to see further growth as investors turn to trusted and financially strong brands and products offering an element of capital protection.

In addition Prudential UK&E offers an open architecture onshore bond, the Prudential Onshore Portfolio Bond, which allows customers to access a wide range of quoted UK investments. New business premiums from this product were £78 million in 2016. The new business premiums for other onshore bonds were £106 million in 2016.

Offshore Bonds

Prudential UK&E’s offshore bond products are the Prudential International Investment Bond and the Prudential International Investment Portfolio offering clients access to a wide range of quoted UK investments. Prudential UK&E’s offshore bond sales grew by 17 per cent to £877 million in 2016.

Other Products

Other products include PruFund ISA, life insurance and equity release mortgages.

PruFund ISA

On 26 February 2015 Prudential UK&E added the PruFund range of investment funds to the Capita Prudential ISA to offer clients a level of smoothing in the current volatile market within a tax efficient wrapper. New business premiums in 2016 for this product were £1,143 million.

Life Insurance Products

Prudential UK&E’s UK life insurance products are predominantly pure protection (term) products, and include the PruProtect product previously sold through an associate company. On 14 November 2014 Prudential sold its remaining 25 per cent share in PruProtect to Discovery and no further sales are included after that date.

Until January 2016, PAC continued to write PruProtect business (renamed VitalityLife) under a “white labelling” agreement but had no economic interest in the business written. From that date Discovery commenced writing business through its own UK company, Vitality Life. Small amounts of pipeline and top up business continue to be written by PAC

Equity Release Mortgage

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

With-profits Products

With-profits policies are supported by a with-profits sub-fund and can be single premium (for example, Onshore Bonds) or regular premium (for example, certain pension products). Prudential UK&E’s primary with-profits sub-fund is part of PAC. The return to shareholders on virtually all Prudential UK&E’s with-profits products is in the form of a statutory transfer to PAC shareholders’ funds. This is analogous to a dividend from PAC’s with-profits sub-fund, and is dependent upon the bonuses credited or declared on policies in that year. Prudential UK&E’s with-profits policyholders currently receive 90 per cent of the distribution from the main with-profits sub-fund as bonus additions to their policies, while shareholders receive 10 per cent as a statutory transfer.

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

PAC’s board of directors, with the advice of its Chief Actuary and its With-Profits Actuary, determines the amount of annual and final bonuses to be declared each year on each group of contracts.

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

In 2016, PAC declared a total surplus of £2,198 million (2015: £2,208 million) from PAC’s primary with-profits sub-fund, of which £1,983 million (2015: £1,994 million) was added to with-profits policies and £215 million (2015: £214 million) was distributed to shareholders. These amounts included annual bonus rates of 1.50 per cent for Prudence Bond and 1.50 per cent for personal pensions.

The closed Scottish Amicable Insurance Fund (‘SAIF’) declared total bonuses in 2016 of £349 million compared with £358 million in 2015. Shareholders have no interest in profits from the SAIF fund, although they are entitled to the investment management fees paid by this business.

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

Surplus Assets in PAC’s With-profits Fund

The assets of the main with-profits sub-fund within the long-term fund of PAC comprise the amounts that it expects to pay out to meet its obligations to existing policyholders and an additional amount used as working capital. The amount payable over time to policyholders from the with-profits sub-fund is equal to the policyholders’ accumulated asset shares plus any additional payments that may be required by way of smoothing or to meet guarantees. The balance of the assets of the with-profits sub-fund has accumulated over many years from various sources.

The surplus assets, as working capital, enables Prudential UK&E to support with-profits business by providing the benefits associated with smoothing and guarantees, by providing investment flexibility for the fund’s assets, by meeting the regulatory capital requirements that demonstrate solvency and by absorbing the costs of significant events or fundamental changes in its long-term business without affecting the bonus and investment policies. The size of the inherited estate fluctuates from year to year depending on the investment return and the extent to which it has been required to meet smoothing costs, guarantees and other events.

Support for with-profits sub-funds by shareholders’ funds

PAC is liable to meet its obligations to with-profits policyholders even if the assets of the with-profits sub-funds are insufficient to do so. The assets, represented by the unallocated surplus of with-profits funds, in excess of amounts expected to be paid for future terminal bonuses and related shareholder transfers (‘the excess assets’) in the with-profits sub-funds could be materially depleted over time by, for example, a significant or sustained equity market downturn, costs of significant fundamental strategic change or a material increase in the pension mis-selling provision. In the unlikely circumstance that the depletion of the excess assets within the long-term fund was such that the Group’s ability to satisfy policyholders’ reasonable expectations was adversely affected, it might become necessary to restrict the annual distribution to shareholders or to contribute shareholders’ funds to the with-profits sub-funds to provide financial support.

Matters relating to with-profits sub-funds:

–

Pension mis-selling review — The UK insurance regulator required all UK life insurance companies to review sales of personal pensions policies for potential mis-selling. Offers to all cases were made by 30 June 2002. Costs arising from this review are met by the excess assets of the PAC with-profits sub-fund and hence have not been charged to the asset shares used in the determination of policyholder bonus rates. Prudential has given an assurance that these deductions from excess assets will not impact its bonus or investment policy for policies within the with-profits sub-funds that were in force at 31 December 2003. This assurance does not apply to new business since 1 January 2004. In the unlikely event that such deductions would affect the bonus or investment policy for the relevant policies, Prudential has stated it would make available support to the sub-fund from shareholder resources for as long as the situation continued, so as to ensure that policyholders were not disadvantaged.

–	Scottish Amicable Insurance sub-fund—Policies within this sub-fund (a with-profits sub-fund closed to new business) contain minimum levels of guaranteed benefit to policyholders. Should the assets of the sub-fund be inadequate to meet the guaranteed benefit obligations of the policyholders of SAIF, the PAC with-profits sub-fund would be liable to cover any such deficiency in the first instance.

In addition, certain pensions products within this sub-fund have guaranteed annuity rates at retirement, for which a provision of £571 million was held within the sub-fund (2015: £412 million).

–	Guaranteed annuities — A provision for guaranteed annuity products of £62 million was held (2015: £47 million) in the PAC with-profits sub-fund.

Intra-group capital support arrangements

Prudential and PAC have put in place intra-group arrangements to formalise circumstances in which capital support would be made available by Prudential. While Prudential considers it unlikely that such support will be required, the arrangements are intended to provide additional comfort to PAC and its policyholders.

In addition, Prudential has put in place intra-group arrangements to formalise undertakings by Prudential to the regulators of the Hong Kong subsidiaries regarding their solvency levels.

Non-participating Business

The profits from almost all of the new non-participating business accrue solely to shareholders. Such business is written in PAC, or in various shareholder-owned direct or indirect subsidiaries. The most significant of these was Prudential Retirement Income Limited (PRIL), which wrote conventional annuities including all new conventional annuities arising from vesting deferred annuity and personal pension policies in the with-profits sub-fund of PAC. On 1 October 2016 this business was transferred into PAC following a Part VII Transfer under the Financial Services and Markets Act 2000. There is also a substantial volume of in-force non-participating business in PAC’s with-profits sub-fund, part of which was originally written in that fund’s wholly owned subsidiary Prudential Annuities Limited (PAL). On 1 October 2014, the business of PAL transferred into PAC following a Part VII Transfer under the Financial Services and Markets Act 2000.

The unit-linked business written by PAC and Prudential International Assurance is written with capital provided by shareholders.

United Kingdom—Asset management

Introduction

M&G is the UK and European fund manager of the Prudential Group with responsibility for investments on behalf of both internal and external clients.

As at 31 December 2016, M&G:

•	had responsibility for £265 billion of investment on behalf of both internal and external clients; and
•	has been recognised for its investment expertise with awards across nearly all its asset categories in 2016, including Property Manager of the Year at the European Pension Awards and Fixed Income Manager of the Year at the Local Authority Pension Fund Awards.

Market overview

The world’s population is ageing: by 2020, there will be more people aged 65 and above than children under five, according to the US Census Bureau. The United Nations estimates that this trend will continue, with over 15 percent of the global population being aged over 65 by 2050. This demographic shift coincides with changes in retirement planning as governments and employers shift more responsibility to individuals, resulting in growing demand for asset management services.

The European asset management market is already the second-largest in the world, with net assets of £8.2 trillion, while the UK — M&G’s core market — is the second-largest national market, with £1.2 trillion, and is a global centre of excellence for investment management.

As the appetite for long-term savings products grows, demand for alternative investment strategies and solutions, such as direct lending and long-term investment in infrastructure equity is expected to grow. M&G is well placed to benefit from this trend, given its expertise across a diverse range of assets, a record of innovation and strong distribution relationships.

Market backdrop in 20161

Economic pessimism, political risk and central bank quantitative easing saw many government bonds offering negative real yields in the first half of 2016. There was a significant shift mid-year in investor sentiment, as assets flowed away from bonds and bond proxies back towards equities, particularly financial, energy and materials stocks. This trend accelerated following the US election and the possibility of looser US fiscal policy boosting economic growth in 2017: over €22 billion was withdrawn from fixed-income funds by European investors in November alone. An exception was the inflation-linked bond sector, which attracted net flows of over €10 billion in 2016 as investors sought protection from the inflationary impact of higher growth expectations in 2017.

Funds, excluding money market funds, in the UK ended 2016 strongly, with net inflows double those of the next-largest European market during the last two months of 2016. Total net sales of Investment Association-registered UK mutual funds were £13 billion during 2016, down from £22 billion in the previous year. In Europe, net sales were €213 billion, down from €498 billion in the previous year.

Customers

Throughout our 85-year history, M&G has maintained its purpose: to help our customers prosper by putting their long-term savings to work. Our customers have always been at the heart of what we do.

Today we manage the savings of millions of people in the UK, Europe and the rest of the world. These include direct or intermediated investors in our open-ended investment funds, members of pension schemes or other long-term savings schemes who invest through financial institutions, and Jackson and Prudential policyholders, including the Prudential UK with profits Fund.

All our customers benefit from our conviction-led, long-term approach to asset management, applied across the full range of asset types: cash, equities, bonds, property and alternatives. We are constantly developing our capabilities to offer our customers strategies that meet their needs, whatever the market conditions.

Products

M&G has a range of 59 open-ended funds domiciled in the UK and is developing a similar range of funds domiciled in Luxembourg. We aim to offer customers attractive long-term investment returns from a broad choice of products across diverse geographies, asset classes and strategies. Some of our products offer solutions to very specific investor needs. The M&G Episode Income Fund, for example, aims to deliver high and rising levels of income from a diverse range of different assets, which is important to many investors at a time of historically low interest rates and negative bond yields. We also manage segregated mandates on behalf of pension schemes, wealth funds and other institutional investors, as well as a number of alternative investment strategies.

Equities: throughout our long history, we have favoured a stock selection approach, building portfolios from the bottom up. We are known for our long-term investment views, which give us credibility and influence when representing the views and interests of our end investors to company management.

Fixed Income: M&G is one of Europe’s largest fixed-income investors, with one of the biggest, most experienced in-house credit research teams. Our end investors benefit from our expertise in the full range of fixed-income investments, ranging from sovereign debt to private loans. Among our best-known and most successful strategies are the M&G Optimal Income Fund, which celebrated the 10th anniversary of its UK launch in 2016, and the M&G Alpha Opportunities Fund.

Multi-asset: M&G’s range of multi-asset funds, designed for investors seeking to spread risk across a mix of assets, has again proven popular with customers in 2016. The M&G Prudent Allocation Fund, launched in 2015 to cater specifically for European investors with a lower appetite for risk, was one of our bestselling funds in 2016. In December, we launched the M&G Global Target Return Fund, a new multi-asset fund aimed at investors seeking reasonable returns with managed volatility.

Real estate: M&G invests in, and manages, property around the globe. Our £26 billion portfolio covers the three commercial sectors of retail, office and industrial. We have a growing franchise in UK Residential Property. M&G Real Estate’s core Asia property fund celebrated its 10th anniversary in 2016 and is one of the largest and most diversified Asia property portfolios. There are now investments of more than US$1.7 billion in the Asia Property Fund.

Alternative assets: M&G is a leading investor in a diverse range of private and illiquid assets such as commercial real estate debt, infrastructure debt and equity, and direct lending, collectively known as alternatives. These are attractive options for institutional investors looking to match long term liabilities with long term returns, either at fixed or floating rates. They are also a key source of funding for public and private infrastructure projects and businesses that might otherwise struggle to access competitive financing.

Distribution

With offices in 16 countries2, M&G is able to stay close to our customers and the intermediaries who distribute our products. Our open-ended retail funds are registered for distribution in 23 jurisdictions3 in Europe and Asia, while our institutional investment strategies are available to investors in many markets around the world, including North America.

We are also investing in online distribution in the UK, building on the insights we gain from the Client Council, a group of 500 customers who invest directly with us and who help us develop our products, services and investor communications.

Investment for growth

M&G is investing in technology and operational infrastructure so we can take full advantage of the opportunities in the fast evolving distribution and regulatory landscape in which we operate. In 2016, we began implementation of Aladdin, a new global risk and portfolio management platform, which is being adopted across the Prudential Group’s asset management businesses. This will significantly advance our data capabilities and operational efficiency.

We also opened a new investment platform in Luxembourg, which gives us new capacity to distribute our funds to European customers based outside the UK.

The following table shows funds managed by M&G at the dates indicated.

	At 31 December £bn
	2016	2015	2014
Retail fund management	64	61	74
Institutional fund management	73	65	63
Internal fund management	128	120	127
Total	265	246	264

[1]	Source: Broadridge FundFile as at 31 December 2016 in GBP and EUR. Where referenced, the European asset management market refers to both cross border and domestic markets and net sales data is based on estimated net sales data, All UK data is sourced from the Investment Association as at 31 December 2016 and based on the UK onshore and offshore data.
[2]	Includes the UK head office and PPM South Africa.
[3]	Europe includes the UK. Restricted distribution in Singapore.

Competition

General

There are other significant participants in each of the financial services markets in which Prudential operates. Its competitors include both mutual and stock financial companies. In addition, regulatory and other developments in many of Prudential’s markets have blurred traditional financial service industry lines and opened the market to new competitors and increased competition. In some of Prudential’s markets, other companies may have greater financial resources, allowing them to benefit from economies of scale, and may have stronger brands than Prudential does in that market.

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

Asia

The competitive landscape across the Asia Pacific region differs widely by geographical market, reflecting differing levels of market maturity and regulation. Prudential’s competitors include both the subsidiaries of global life insurers and local domestic (including state-owned) entities. Subsidiaries of global life insurance groups that operate in the Asia Pacific region tend to operate in multiple markets in the region, and some currently have top five market shares in a small number of markets. The majority of local domestic life insurers in the Asia Pacific region remain focused on their core home markets. The developed and liberalised markets of Hong Kong and Singapore are dominated by subsidiaries and branches of global life insurance groups. The developing markets in South East Asia such as Indonesia, Vietnam and the Philippines also see a high level of participation by global life insurance groups. The large and relatively mature markets, such as Taiwan, are dominated by local domestic insurers. In certain countries with continued foreign ownership restrictions (such as China and India), the life insurance markets are dominated by local domestic insurers or by joint venture entities between global insurance groups and local companies.

The global life insurers that are Prudential’s competitors in the Asia Pacific region include AIA, Allianz, Aviva, AXA, and Manulife. Other competitors relevant in some of Prudential’s key markets include HSBC Life in Hong Kong, Muang Thai Life in Thailand, Great Eastern in Singapore and Malaysia, and China Life, China Pacific and Ping An in China. Prudential’s principal competitors in respect of its fund management operations across the region largely comprise multinational asset managers such as J.P. Morgan Asset Management, Schroders, HSBC Global Asset Management, Franklin Templeton, Fidelity Worldwide Investment and Aberdeen Asset Management.

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

United Kingdom

Prudential UK&E and M&G’s principal competitors include many of the major retail financial services platforms and fund management companies operating in the United Kingdom. These companies include Aviva, Legal & General, Standard Life, Scottish Widows, Aegon, Royal London, Zurich Financial Services, Liverpool Victoria, Fidelity, Invesco Perpetual, Jupiter, Columbia Threadneedle, Schroders and BlackRock. Prudential competes with other providers of financial products to be included on financial advisors’ panels of preferred providers.

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

Financial Performance

IFRS Critical Accounting Policies

Prudential’s discussion and analysis of its financial condition and results of operations are based upon Prudential’s consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB and as endorsed by the EU. EU-endorsed IFRS may differ from IFRS as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. As at 31 December 2016, there were no unendorsed standards effective for the three years ended 31 December 2016 affecting the consolidated financial information of Prudential and there were no differences between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to Prudential. Accordingly, Prudential’s financial information for the three years ended 31 December 2016 has been prepared in accordance with IFRS as issued by the IASB. Prudential adopts mandatory requirements of new or altered EU-adopted IFRS standards when required, and may consider earlier adoption where permitted and appropriate in the circumstances.

The preparation of these financial statements required Prudential to make estimates and judgements that affect the reported amounts of assets, liabilities, and revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, Prudential evaluates its estimates, including those related to long-term business provisioning and the fair value of assets.

Critical accounting policies are defined as those that are reflective of significant judgements and uncertainties, and potentially give rise to different results under different assumptions and conditions. Prudential believes that its critical accounting policies are limited to the policies referenced below which are described further in the notes to the consolidated financial statements.

Critical accounting policies	Reference to the disclosure notes in the consolidated financial statements
Classification of insurance and investment contracts	A3.1(a)
Measurement of policyholder liabilities and unallocated surplus of with-profits	A3.1(a)
Measurement and presentation of derivatives and debt securities of US insurance operations	A3.1(b)
Presentation of results before tax	A3.1(b)
Segmental analysis of results and earnings distributable to shareholders	A3.1(b)

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

In determining the measurement of the Group’s assets and liabilities and in preparing financial statements, more generally, estimates and judgements are required. The critical aspects are set out below by reference to and discussed in the following accounting policies and other notes to the consolidated financial statements.

Critical accounting estimates and assumptions	Reference to the disclosure notes in the consolidated financial statements
Classification of insurance and investment contracts	A3.1(a)
Measurement of policyholder liabilities and unallocated surplus of with-profits	A3.1(a); and C4.2
Deferred acquisition costs for insurance contracts	A3.1(c); and C4.2
Financial investments—Valuation	A3.1(c)
Financial investments—Determining impairment related to financial assets	A3.1 (c)

Additional quantitative information on the impairment and realised gains/losses recognised on the available-for-sale debt securities of US insurance operations	B1.2, C3.2 (g)

Additional quantitative information on the movement in the statement of financial position value of the available-for-sale debt securities of US insurance operations and those which are in a gross unrealised loss position.

C3.2(b), C3.2 (c)
Intangible assets—carrying value of distribution rights	A3.1 (c)

Summary Consolidated Results and Basis of Preparation of Analysis

The following table shows Prudential’s consolidated total profit for the years indicated.

	Actual Exchange Rate
	Year Ended 31 December £m
	2016	2015	2014
Total revenue, net of reinsurance	71,842	41,305	60,126
Total charges, net of reinsurance	(68,812)	(38,222)	(57,275)
Share of profits from joint ventures and associates, net of related tax	182	238	303
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)*	3,212	3,321	3,154
Tax attributable to policyholders’ returns	(937)	(173)	(540)
Profit before tax attributable to shareholders	2,275	3,148	2,614
Tax charge	(1,291)	(742)	(938)
Less: tax attributable to policyholders’ returns	937	173	540
Tax charge attributable to shareholders’ returns	(354)	(569)	(398)
Profit for the year	1,921	2,579	2,216

*	This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders. This is principally because the corporate taxes of the Group include those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the profit before all taxes measure (which is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of the PAC with-profits fund after adjusting for taxes borne by policyholders) is not representative of pre-tax profits attributable to shareholders. See ‘Presentation of results before tax’ under IFRS Critical Accounting Policies section above for further explanation.

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

Accordingly, Prudential has chosen to explain its consolidated results by reference to profits for the year, reflecting profit after tax. In explaining movements in profit for the year, reference is made to trends in profit before shareholder tax and the shareholder tax charge. The explanations of movement in profit before shareholder tax are shown below by reference to the profit analysis applied for segmental disclosure as shown in note B1 to the consolidated financial statements. This basis is used by management and reported externally to the holders of shares listed on the UK, Hong Kong and Singapore exchanges and to the financial markets in those countries. Separately, in this section, analysis of movements in profits before shareholder tax is provided by nature of revenue and charges.

Explanation of Movements in Profits after Tax and Profits before Shareholder Tax by Reference to the Basis Applied for Segmental Disclosure

(a) Group overview

Profit for the year after tax for 2016 was £1,921 million compared with £2,579 million for 2015. The decrease primarily reflects the movement in profit before tax attributable to shareholders, which decreased from a profit of £3,148 million in 2015 to a profit of £2,275 million in 2016, which was partially offset by a decrease in the tax charge attributable to shareholders from £569 million in 2015 to £354 million in 2016.

The decrease in the total profit before tax attributable to shareholders from £3,148 million in 2015 to £2,275 million in 2016 reflects an improvement in operating profit based on longer-term investment returns of £287 million from £3,969 million in 2015 to £4,256 million in 2016 which was more than offset by an adverse change in non-operating items of £1,160 million, from negative £821 million to negative £1,981 million. The increase of £287 million or 7 per cent in operating profit based on longer-term investments includes a positive exchange translation impact of £364 million. Excluding the effect of currency volatility, on a constant exchange rate basis, the Group operating profit based on longer-term investment returns decreased by £77 million or 2 per cent to £4,256 million with increases in Asia and the US offset by the expected decline in the contribution from our UK businesses.

The increased charge for non-operating items of £1,160 million is primarily due to the adverse change in short-term fluctuations in investment returns from negative £755 million in 2015 to negative £1,678 million in 2016 and the inclusion in 2016 of a loss attaching to the held for sale Korea life business of £227 million . In November 2016 the Group announced the sale of its Korea life insurance business, PCA Life Insurance Co Ltd. The completion of this sale is subject to regulatory approval. Refer to sub-section headed “Corporate transactions” and note D1 to the consolidated financial statements for further information.

The effective rate of tax at the total profit level was 16 per cent in 2016 compared with 18 per cent in 2015. The decreased rate principally reflects a smaller overall contribution to the total profit from Jackson which attracts a higher rate of tax than other operations. Further details are provided in note B5 to the consolidated financial statements.

Profit for the year after tax for 2015 was £2,579 million compared with £2,216 million for 2014. The increase primarily reflected the movement in profit before tax attributable to shareholders, which increased from a profit of £2,614 million in 2014 to a profit of £3,148 million in 2015, which was partially offset by an increase in the tax charge attributable to shareholders from £398 million in 2014 to £569 million in 2015.

The increase in the total profit before tax attributable to shareholders from £2,614 million in 2014 to £3,148 million in 2015 reflected an improvement in operating profit based on longer-term investment returns from £3,154 million in 2014 to £3,969 million in 2015 and an adverse change in non-operating items of £281 million, from negative £540 million to negative £821 million. The increase of £821 million or 26 per cent in operating profit based on longer-term investments includes a positive exchange translation impact of £104 million. Excluding the currency volatility, on a constant exchange rate basis, the Group operating profit based on longer-term investment returns increased by £711 million or 22 per cent to £3,969 million, driven by the improved performance in our life operations in Asia, the US and the UK.

The increased charge for non-operating items of £281 million is primarily due to the adverse change in short-term fluctuations in investment returns from negative £605 million in 2014 to negative £755 million in 2015. In addition, in 2014, the Group sold its 25 per cent equity stake in the PruHealth and PruProtect businesses resulting in a profit on disposal of £86 million recorded as a non-operating item. During 2015, investment markets were volatile, reflecting growing concerns on the outlook for global growth, the consequences of monetary policy actions and unease caused by the steep decline in commodities prices. The fourth quarter in particular saw weakening equity markets and widening credit spreads across most of the major global economies. Although we took steps to reduce the investment market sensitivity of our earnings and balance sheet in recent years, we remain significant long-term holders of financial assets. Short-term fluctuations in the value of these assets are reported outside the operating result, which is based on longer-term assumptions for investment returns. Currency values in the countries in which we operate also fluctuated in the course of 2015. As a significant proportion of our earnings and capital is US dollar denominated, the weaker sterling benefited our reported results, shareholders’ equity and solvency.

The effective rate of tax at the total profit level was 18 per cent in 2015 compared with 15 per cent in 2014. The increased rate principally reflects a larger overall contribution to the total profit from Jackson which attracts a higher rate of tax than other operations. Further details are provided in note B5 to the consolidated financial statements.

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

	Year ended 31 December 2016 £m
	Asia	US	UK	Unallocated corporate**	Total
Insurance operations	804	594	836	-	2,234
Asset management*	124	(3)	326	-	447
Total profit attributable to the segments	928	591	1,162	-	2,681
Unallocated corporate	-	-	-	(760)	(760)
Total profit (loss) for the year	928	591	1,162	(760)	1,921

	Year ended 31 December 2015 £m (AER)
	Asia	US	UK	Unallocated corporate**	Total
Insurance operations	871	963	872	-	2,706
Asset management*	101	7	323	-	431
Total profit attributable to the segments	972	970	1,195	-	3,137
Unallocated corporate	-	-	-	(558)	(558)
Total profit (loss) for the year	972	970	1,195	(558)	2,579

	Year ended 31 December 2014 £m (AER)
	Asia	US	UK+	Unallocated corporate**	Total
Insurance operations	1,048	249	1,050	-	2,347
Asset management*	78	6	372	-	456
Total profit attributable to the segments	1,126	255	1,422	-	2,803
Unallocated corporate	-	-	-	(587)	(587)
Total profit (loss) for the year	1,126	255	1,422	(587)	2,216
*	For the US, including the broker-dealer business.
**	Representing central operations.
+	Includes the results of the sold PruHealth and PruProtect businesses.

Profit from insurance operations

Total profit from insurance operations in 2016 was £2,234 million compared with £2,706 million in 2015 and £2,347 million in 2014. All of the profits from insurance operations in 2016, 2015 and 2014 were from continuing operations. The movement in profits for insurance operations can be summarised as follows:

	Year Ended 31 December £m
	2016	2015	2014
Profit before shareholder tax	2,598	3,310	2,798
Shareholder tax charge	(364)	(604)	(451)
Profit after tax	2,234	2,706	2,347

The decrease of £712 million in profit before tax attributable to shareholders, from £3,310 million in 2015 to £2,598 million in 2016 is primarily driven by an increased loss in non-operating losses of £1,038 million, from a loss of £747 million in 2015 to a loss of £1,785 million in 2016, driven primarily by the adverse change in short-term fluctuations in investment returns and the inclusion in 2016 of a loss attaching to the held for sale Korea life business of £227 million. The impact of the increase in non-operating losses of £1,038 million is partially offset by an consolidated increase of £326 million in operating profit based on longer-term investment returns. This increase in operating profit based on longer-term investment returns is driven by an increase in Asia (from £1,171 million to £1,503 million) reflecting continued business momentum and the US (from £1,691 million to £2,052 million) mainly due to growth in fee income on higher asset balances, which outweighed the anticipated reduction in spread income. These increases were partially offset by a decrease in the UK from £1,195 million to £828 million, as a result of significantly reduced profits from annuity new business following our withdrawal from the bulk annuity market in 2016, the lower contribution from actions to support solvency and a provision for the cost of undertaking a review of past non-advised annuity sales practices and related potential redress. The increase of £326 million in operating profit based on longer-term investments includes a positive exchange translation impact of £349 million.

The effective shareholder tax rate on profits from insurance operations decreased to 14 per cent in 2016 compared with 18 per cent in 2015. The increased rate reflects a smaller overall contribution to the total profit from Jackson which attracts a higher rate of tax. Further details are included in Note B5 to the consolidated financial statements.

The increase of £512 million in profit before tax attributable to shareholders, from £2,798 million in 2014 to a profit of £3,310 million in 2015 was primarily driven by an increase in operating profit based on longer-term investment returns in the US (from £257 million to £1,199 million), a decrease in Asia (from £1,220 million to £1,036 million) and the UK (from £1,321 million to £1,075 million). The consolidated increase of £821 million was offset by an increased loss in non-operating losses of £287 million, from a loss of £572 million in 2014 to a loss of £859 million in 2015. The increase of £821 million in operating profit based on longer-term investments included a positive exchange translation impact of £104 million. The increase in operating profit based on longer-term investment returns reflected the growth in the scale of the insurance operations, driven primarily by positive business inflows.

The effective shareholder tax rate on profits from insurance operations increased to 18 per cent in 2015 compared with 16 per cent in 2014. The increased rate reflects a larger overall contribution to the total profit from Jackson which attracts a higher rate of tax. Further details are included in Note B5 to the consolidated financial statements.

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

Comparison of total profit arising from Asia insurance operations

The following table shows the movement in profit arising from Asia insurance operations for the years indicated.

	Year Ended 31 December £m
	2016	2015	2014
Profit before shareholder tax	1,043	1,036	1,220
Shareholder tax charge	(239)	(165)	(172)
Profit after tax	804	871	1,048

The marginal increase of £7 million from the profit before tax attributable to shareholders in 2015 of £1,036 million to a profit of £1,043 million in 2016 primarily reflects an increase of operating profit based on longer-term investment return of £332 million, which was partially offset by an increase in non-operating loss of £325 million. The increase of £332 million in operating profit based on longer-term investments includes a positive exchange translation impact of £132 million. Excluding the currency volatility, Asia insurance operations operating profit based on longer-term investment returns was up 15 per cent on a constant exchange basis driven by the increase in the contribution from in-force business and reflecting the recurring premium income bias of our in-force book and the highly diverse nature of our earnings by geography and by product.

The change of £325 million from a non-operating loss of £135 million in 2015 to a non-operating loss of £460 million in 2016 was primarily due to a £227 million loss attaching to the held for sale Korea life business in 2016 and the negative change of £88 million in short-term fluctuations in investment returns from £137 million in 2015 to £225 million in 2016. The negative change in short-term fluctuations in investment returns principally reflects the net impact of changes in interest rates and equity markets across the region.

The effective shareholder tax rate increased to 23 per cent in 2016 compared with 16 per cent in 2015, with the movement principally due to the non-tax deductible write down of the Korea life business following the agreement to sell the business.

The decrease of £184 million from the profit before tax attributable to shareholders in 2014 of £1,220 million to a profit of £1,036 million in 2015 primarily reflected adverse change in non-operating items of £337 million, which was partially offset by an increase of £153 million in operating profit based on longer-term investment. The increase of £153 million in operating profit based on longer-term investments included a negative exchange translation impact of £10 million. Excluding the currency volatility, Asia insurance operations operating profit based on longer-term investment returns was up 16 per cent on a constant exchange basis driven by the contribution from the in-force business, reflecting both its larger scale and our regular premium health and protection oriented focus.

The change of £337 million from a non-operating profit of £202 million in 2014 to a non-operating loss of £135 million in 2015 was primarily due to adverse changes in the short-term fluctuations in investment returns of £284 million and a recycled £46 million cumulative exchange loss related to the sale of Japan Life business in 2015. The adverse change of £337 million in 2015 in non-operating items included a negative exchange translation impact of £10 million. The negative short-term fluctuations in investment returns primarily reflected net unrealised losses on fixed income securities, primarily due to rises in bond yields.

The effective shareholder tax rate increased to 16 per cent in 2015 compared with 14 per cent in 2014, with the movement principally due to an increase in losses arising in the current year for which no deferred tax asset has been recognised.

United States

Basis of profits

The operating profit on Jackson’s business predominantly arises from fee income on variable annuity business, spread income from interest sensitive products, such as fixed annuities and institutional products, and insurance margin, net of expenses measured on a US GAAP basis. In addition, the profit (including non-operating items) in any period include the incidence of gains and losses (including impairment) on assets classified as available-for-sale, fair value movements on derivatives and securities classified as fair valued through profit and loss and value movements on product guarantees.

Comparison of total profit arising from US insurance operations

The following table shows the movement in profit arising from US insurance operations for the years indicated.

	Year Ended 31 December £m
	2016	2015	2014
Profit before shareholder tax	529	1,199	257
Shareholder tax credit (charge)	65	(236)	(8)
Profit after tax	594	963	249

The £670 million decrease in profit before tax attributable to shareholders in 2016 against 2015, is primarily due to an increase of £1,031 million in non-operating loss to £1,523 million, which is partially offset by an increase in operating profit from £1,691 million in 2015 to £2,052 million in 2016.

The increase of £361 million in operating profit based on longer term investment returns includes a positive translation impact of £217 million. Excluding the currency volatility, the increase in operating profit based on longer-term investment return in 2016 on a constant exchange rate basis compared with 2015 was £144 million or 8 per cent primarily as a result of higher fee income from growth in Jackson’s separate account asset base and lower amortisation of deferred acquisition costs, which together exceeded the anticipated reduction in spread income.

The non-operating loss increased by £1,031 million from a £492 million loss in 2015 to a loss of £1,523 million in 2016. The increase in non-operating loss was mainly driven by an adverse change in short term fluctuations in investment returns of £1,031 million from a loss of £424 million in 2015 to a loss of £1,455 million in 2016. The negative movement in short-term fluctuations in investment returns mainly reflects the net value movement on the guarantees offered by Jackson and the associated derivatives held to manage market exposures, as described further in the “Short-term fluctuations in investment returns” section below.

The effective tax rate on profits from US operations was negative 12 per cent in 2016 compared with 20 per cent in 2015 principally driven by a higher negative short-term fluctuations in investment returns, which attracts tax relief at a higher rate than operating profit based on longer-term investment returns in the US operations.

The £942 million increase in profit before tax attributable to shareholders in 2015 against 2014, was primarily due to an increase of £260 million in operating profit based on longer-term investment returns to £1,691 million, together with a decrease in the non-operating loss, which fell by £682 million to £492 million.

The increase of £260 million in operating profit based on longer term investment returns included a positive translation impact of £112 million. Excluding the currency volatility, the increase in operating profit based on longer-term investment return in 2015 on a constant exchange rate basis compared with 2014 was £148 million or 10 per cent primarily as a result of an increase in fee income, which was the US operations’ main income source, and efficient management of costs.

The decrease in non-operating loss was mainly driven by a favourable change in short-term fluctuations in investment returns of £679 million, which decreased by £679 million from a £1,103 million loss in 2014 to a loss of £424 million in 2015. The positive movement in short-term fluctuations in investment returns mainly reflects the net value movement on the guarantees offered by Jackson and the associated derivatives held to manage market exposures, as described further in the “Short-term fluctuations in investment returns” section below.

The effective tax rate on profits from US operations increased to 20 per cent in 2015 from 3 per cent in 2014 principally due to the absence of tax relief on the negative net unrealised value movement on derivatives held to manage the Group’s exposure to market movements following rises in equity values in 2014. The S&P index ended 2015 roughly in line with year-end 2014 levels.

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

For with-profits business (including non-participating business owned by the PAC with-profits fund), adjustments to liabilities and any related tax effects are recognised in the income statement. However, except for any impact on the annual declaration of bonuses, shareholder profit for with-profits business is unaffected. This is because IFRS basis profits for the with-profits business, which are determined on the same basis as on grandfathered UK GAAP, solely reflect one-ninth of the cost of bonuses declared for the year. Further details on the determination of the bonuses (‘regular’ and ‘final’) are provided in note C4.2(c) to the consolidated financial statements.

The results of the UK shareholder-backed annuity business reflect the inclusion of investment return including realised and unrealised gains and losses. The charge for benefits reflects the valuation rate of interest applied to discount future anticipated payments to policyholders. This rate in turn reflects current market yields adjusted for factors including default risks on the assets backing the liabilities. The level of allowance for default risk is a key assumption. Details are included in note B4 to the consolidated financial statements.

Comparison of total profit arising from UK insurance operations

The following table shows the movement in profit arising from UK insurance operations for the years indicated.

	Year Ended 31 December £m
	2016	2015	2014
Profit before shareholder tax	1,026	1,075	1,321
Shareholder tax charge	(190)	(203)	(271)
Profit after tax	836	872	1,050

Profit after tax from UK insurance operations of £836 million in 2016 is £36 million lower than the £872 million in 2015.

The decrease in profit before tax attributable to shareholders of £49 million to £1,026 million in 2016 was driven by a decrease of £367 million in operating profit based on longer-term investments returns, which was partially offset by a favourable movement in the short-term fluctuations in investment returns for shareholder-backed business of £318 million from £120 million loss in 2015 to £198 million gain in 2016.

The £367 million, or 31 per cent, decrease in operating profit based on longer-term investment returns reflects lower profit from new annuity business, down from £123 million to £41 million in 2016 as we scale down our participation in the annuity market, a lower contribution from management actions to support solvency, down from £400 million to £332 million, and the establishment of a £175 million provision for the cost of undertaking a review of past non-advised annuity sales practices and related potential redress. Operating profit based on longer term investment returns included general insurance commissions of £29 million in 2016 compared with £28 million for 2015.

The favourable short term fluctuations in investment returns of £198 million reflects gains on bonds backing annuity capital and shareholders’ funds following the 70bps fall in 15-year UK gilt yields in 2016.

The effective shareholder tax rate on profits from UK insurance operations remained at 19 per cent consistent with 2015.

Profit after tax from UK insurance operations of £872 million in 2015 was £178 million lower than the £1,050 million in 2014.

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

The adverse short term fluctuations in investment returns of £120 million included net unrealised movements on fixed income assets supporting the capital of the shareholder-backed annuity business. The adverse movement in other non-operating items of £81 million was primarily due to the one-off gain of £86 million arising from the sale of UK insurance operation’s 25 per cent equity stake in PruHealth and PruProtect businesses in 2014.

The effective shareholder tax rate on profits from UK insurance operations decreased to 19 per cent compared with 21 per cent for 2014, principally due to the change in the deferred tax balances in 2015 to reflect the reduction in the main rate of UK corporate tax in 2017 and 2020.

Profit from asset management

The following table shows the movement in profits from asset management for the years indicated.

	Year Ended 31 December £m
	2016	2015	2014
Profit before shareholder tax	541	522	573
Shareholder tax charge	(94)	(91)	(117)
Profit after tax	447	431	456

Total profit after tax from asset management marginally increased from £431 million in 2015 to £447 million in 2016. The increase of £19 million in profit before shareholder tax in 2016 compared with 2015 resulted mainly from an increase for our Asia-based asset manager, Eastspring Investments, of £26 million from £115 million in 2015 to £141 million in 2016 and a decrease of £16 million in loss before tax for Prudential Capital from a loss of £45 million in 2015 to a loss of £29 million in 2016. These positive effects were partially offset by a decrease in the profit before tax for M&G of £8 million from £441 million in 2015 to £433 million in 2016 and a decrease of £15 million for US asset management from £11 million in 2015 to a loss of £4 million in 2016.

The £26 million increase in the profit before shareholder tax of Eastspring Investments in 2016 reflected the positive effect on average assets under management of favourable market movements and strong net inflows in the second half of the year.

The effective tax rate on profits from asset management operations remained at 17 per cent consistent with 2015.

Total profit from asset management decreased from £456 million in 2014 to £431 million in 2015. The decrease of £51 million in profit before shareholder tax in 2015 compared with 2014 resulted mainly from a decrease for Prudential Capital of £62 million from a profit of £17 million in 2014 to a loss of £45 million in 2015. Further, the M&G profit before shareholder tax decreased by £13 million. These decreases were partially offset by an increase in the profit before shareholder tax for Eastspring Investments of £25 million from £90 million to £115 million.

The £62 million decrease in the profit before shareholder tax of Prudential Capital in 2015 reflected a decrease of £23 million in operating profit based on longer-term investment returns and an adverse change in short-term fluctuations in investment returns of £39 million. During 2015, we started to refocus activity away from revenue generation towards internal treasury services.

The effective tax rate on profits from asset management operations decreased to 17 per cent in 2015 from 20 per cent in 2014, principally due to an increase in the proportion of income received which is not subject to tax or taxed at a concessionary rate and a reduction in the main rate of UK corporate tax that affects M&G and Prudential Capital.

Unallocated corporate result

The following table shows the movement in the unallocated corporate result for the years indicated.

	Year Ended 31 December £m
	2016	2015	2014
Loss before shareholder tax	(864)	(684)	(757)
Shareholder tax credit	104	126	170
Loss after tax	(760)	(558)	(587)

Total net charges for unallocated corporate activity increased by £202 million from £558 million in 2015 to £760 million in 2016.

The loss before shareholder tax increased by £180 million from £684 million in 2015 to £864 million in 2016. Net other expenditure (including restructuring and Solvency II implementation costs) increased by £41 million from £675 million in 2015 to £716 million in 2016. Short-term fluctuations in investment returns increased by £139 million from a loss of £9 million in 2015 to a loss of £148 million in 2016, reflecting unrealised value movements on financial instruments.

The effective tax rate on unallocated corporate result decreased to 12 per cent in 2016 from 18 per cent in 2015 principally due to an increase in non-tax deductible expenses decreasing the tax credit on the unallocated corporate losses.

Total net charges for unallocated corporate activity decreased by £29 million from £587 million in 2014 to £558 million in 2015.

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

The effective tax credit on unallocated corporate result changed to 18 per cent in 2015 from 22 per cent in 2014, with 2014 benefiting from the release of provisions no longer required.

Basis of performance measures

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

The performance measure of operating segments utilised by the Company is IFRS operating profit attributable to shareholders based on longer-term investment returns, as described below. This measurement basis distinguishes operating profit based on long-term investment returns from other constituents of the total profit as follows:

•	Short-term fluctuations in investment returns on shareholder-backed business. This includes the impact of short-term market effects on the carrying value of Jackson’s guarantee liabilities and related derivatives as explained below.
•	Gain on the sale of the Group’s stake in the PruHealth and PruProtect businesses in 2014;
•	Amortisation of acquisition accounting adjustments arising on the purchase of business. This comprises principally the charge for the adjustments arising on the purchase of REALIC in 2012;
•	Loss attaching to the held for sale Korea life business. See note D1 for further details;
•	The recycling of the cumulative exchange translation loss on the sold Japan life business from other comprehensive income to the income statement in 2015; and
•	The costs associated with the domestication of the Hong Kong branch which became effective on 1 January 2014.

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

Except in the case of assets backing liabilities which are directly matched (such as unit-linked business) or closely correlated with value movements (as discussed below) operating profit based on longer-term investment returns for shareholder-financed business is determined on the basis of expected longer-term investment returns.

Debt, equity-type securities and loans

Longer-term investment returns comprise actual income receivable for the period (interest/dividend income) and for both debt and equity-type securities longer-term capital returns.

In principle, for debt securities and loans, the longer-term capital returns comprise two elements:

–	Risk margin reserve based charge for the expected level of defaults for the period, which is determined by reference to the credit quality of the portfolio. The difference between impairment losses in the reporting period and the risk margin reserve charge to the operating result is reflected in short-term fluctuations in investment returns; and

–	The amortisation of interest-related realised gains and losses to operating results based on longer-term investment returns to the date when sold bonds would have otherwise matured.

At 31 December 2016, the level of unamortised interest-related realised gains and losses related to previously sold bonds for the Group was a net gain of £969 million (2015: £567 million; 2014: £467 million).

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

Debt securities

For this business, the realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are being amortised over the period to the date those securities would otherwise have matured, with no explicit risk margin reserve charge.

Equity-type securities

For Asia insurance operations, investments in equity securities held for non-linked shareholder-backed operations amounted to £1,405 million as at 31 December 2016 (2015: £840 million; 2014: £932 million). The rates of return applied in 2016 ranged from 3.2 per cent to 13.9 per cent (2015: 3.5 per cent to 13.0 per cent; 2014: 2.7 per cent to 13.8 per cent) with the rates applied varying by territory. These rates are broadly stable from period to period but may be different between countries reflecting, for example, differing expectations of inflation in each territory. The assumptions are for the returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations.

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

(ii)	US variable and fixed index annuity business

The following value movements for Jackson’s variable and fixed index annuity business are excluded from operating profit based on longer-term investment returns. See note B1.2 note (ii) to the consolidated financial statements in.:

•	Fair value movements for equity-based derivatives;
•	Fair value movements for embedded derivatives for the ‘not for life’ portion of GMWB and fixed index annuity business, and GMIB reinsurance (see below);
•	Movements in the accounts carrying value of GMDB and the ‘for life’ portion of GMWB and GMIB liabilities, for which, under the ‘grandfathered’ US GAAP applied under IFRS for Jackson’s insurance assets and liabilities, the measurement basis gives rise to a muted impact of current period market movements;
•	A portion of the fee assessments as well as claim payments, in respect of guarantee liabilities; and
•	Related amortisation of deferred acquisition costs for each of the above items.

Embedded derivatives for variable annuity guarantee minimum income benefit

The GMIB liability, which is essentially fully reinsured, subject to a deductible and annual claim limits, is accounted for in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Subtopic 944-80 Financial Services—Insurance—Separate Accounts (formerly SOP 03-1) under IFRS using ‘grandfathered’ US GAAP. As the corresponding reinsurance asset is net settled, it is considered to be a derivative under IAS 39, ‘Financial Instruments: Recognition and Measurement’, and the asset is therefore recognised at fair value. As the GMIB is economically reinsured, the mark-to-market element of the reinsurance asset is included as a component of short-term fluctuations in investment returns.

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

Equity-type securities

As at 31 December 2016, the equity-type securities for US insurance non-separate account operations amounted to £1,323 million (2015: £1,004 million; 2014: £1,094 million). For these operations, the longer-term rates of return for income and capital applied in the years indicated, which reflect the combination of the average risk-free rates over the year and appropriate risk premiums are as follows:

	2016	2015	2014
Equity-type securities such as common and preferred stock and portfolio holdings in mutual funds	5.5% to 6.5%	5.7% to 6.4%	6.2% to 6.7%
Other equity-type securities such as investments in limited partnerships and private equity funds	7.5% to 8.5%	7.7% to 8.4%	8.2% to 8.7%

(d)	UK Insurance operations
(i)	Shareholder-backed annuity business

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

The operating result based on longer-term investment returns reflects the impact of value movements on policyholder liabilities for annuity business within the non-profit sub-fund of The Prudential Assurance Company (PAC) after adjustments to allocate the following elements of the movement to the category of ‘short-term fluctuations in investment returns’:

•	The impact on credit risk provisioning of actual upgrades and downgrades during the period;
•	Credit experience compared with assumptions; and
•	Short-term value movements on assets backing the capital of the business.

Credit experience reflects the impact of defaults and other similar experience, such as asset exchanges arising from debt restructuring by issuers that include effectively an element of permanent impairment of the security held. Positive or negative experience compared with assumptions is included within short-term fluctuations in investment returns without further adjustment. The effects of other changes to credit risk provisioning are included in the operating result, as is the net effect of changes to the valuation rate of interest due to portfolio rebalancing to align more closely with management benchmark.

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

(e)	Fund management and other non-insurance businesses

For these businesses, the particular features applicable for life assurance noted above do not apply. For these businesses, it is inappropriate to include returns in the operating result on the basis described above. Instead, it is appropriate to generally include realised gains and losses in the operating result with temporary unrealised gains and losses being included in short-term fluctuations. In some instances, it may also be appropriate to amortise realised gains and losses on derivatives and other financial instruments to operating results over a time period that reflects the underlying economic substance of the arrangements.

Analysis of operating profit based on longer-term investment returns

The following tables analyse Prudential’s operating profit based on longer-term investment returns and Prudential’s total profit after tax by business segment.

	2016 £m
	Insurance operations			Asset management
	Asia	US	UK	M&G	Prudential Capital	US	Eastspring Investments	Total segment	Unallo- cated to a segment (central operations)	Group total
Analysis of operating profit
Operating profit (loss) based on longer-term investment returns	1,503	2,052	828	425	27	(4)	141	4,972	(716)	4,256
Short-term fluctuations in investment returns on shareholder-backed business	(225)	(1,455)	198	8	(56)	-	-	(1,530)	(148)	(1,678)
Amortisation of acquisition accounting adjustments	(8)	(68)	-	-	-	-	-	(76)	-	(76)
Loss attaching to the held for sale Korea life business	(227)	-	-	-	-	-	-	(227)	-	(227)
Profit (loss) before tax attributable to shareholders	1,043	529	1,026	433	(29)	(4)	141	3,139	(864)	2,275
Tax attributable to shareholders										(354)
Profit for the year										1,921

	2015 £m (AER)
	Insurance operations			Asset management
	Asia	US	UK	M&G	Prudential Capital	US	Eastspring Investments	Total segment	Unallo- cated to a segment (central operations)	Group total
Analysis of operating profit
Operating profit (loss) based on longer-term investment returns	1,171	1,691	1,195	442	19	11	115	4,644	(675)	3,969
Short-term fluctuations in investment returns on shareholder-backed business	(137)	(424)	(120)	(1)	(64)	-	-	(746)	(9)	(755)
Amortisation of acquisition accounting adjustments	(8)	(68)	-	-	-	-	-	(76)	-	(76)
Profit attaching to the held for sale Korea life business	56	-	-	-	-	-	-	56	-	56
Cumulative exchange loss on the sold Japan life business	(46)	-	-	-	-	-	-	(46)	-	(46)
Profit (loss) before tax attributable to shareholders	1,036	1,199	1,075	441	(45)	11	115	3,832	(684)	3,148
Tax attributable to shareholders										(569)
Profit for the year										2,579

	2015 £m (CER)
	Insurance operations			Asset management
	Asia	US	UK	M&G	Prudential Capital	US	Eastspring Investments	Total segment	Unallo- cated to a segment (central operations)	Group total
Analysis of operating profit
Operating profit (loss) based on longer-term investment return	1,303	1,908	1,195	442	19	13	128	5,008	(675)	4,333
Short-term fluctuations in investment returns on shareholder-backed business	(154)	(479)	(120)	(1)	(64)	-	-	(818)	(9)	(827)
Amortisation of acquisition accounting adjustments	(9)	(76)	-	-	-	-	-	(85)	-	(85)
Cumulative exchange loss on the sold Japan life business	(46)	-	-	-	-	-	-	(46)	-	(46)
Profit attaching to the held for sale Korea life business	62	-	-	-	-	-	-	62	-	62
Profit (loss) before tax attributable to shareholders	1,156	1,353	1,075	441	(45)	13	128	4,121	(684)	3,437
Tax attributable to shareholders										(621)
Profit for the year										2,816

	2014 £m (AER)
	Insurance operations			Asset management
	Asia	US	UK	M&G	Prudential Capital	US	Eastspring Investments	Total segment note (iii)	Unallo- cated to a segment (central operations)	Group total
Analysis of operating profit
Operating profit based on longer-term investment returns	1,018	1,431	776	446	42	12	90	3,815	(661)	3,154
Short-term fluctuations in investment returns on shareholder-backed business	147	(1,103)	464	8	(25)	-	-	(509)	(96)	(605)
Amortisation of acquisition accounting adjustments	(8)	(71)	-	-	-	-	-	(79)	-	(79)
Cumulative exchange loss on the sold Japan life business	-	-	86	-	-	-	-	86	-	86
Profit attaching to the held for sale Korea life business	63	-	-	-	-	-	-	63	-	63
Costs of domestication of Hong Kong branch	-	-	(5)	-	-	-	-	(5)	-	(5)
Profit (loss) before tax attributable to shareholders	1,220	257	1,321	454	17	12	90	3,371	(757)	2,614
Tax attributable to shareholders										(398)
Profit for the year										2,216

	2014 £m (CER)
	Insurance operations			Asset management
	Asia	US	UK	M&G	Prudential Capital	US	Eastspring Investments	Total segment note (iii)	Unallo- cated to a segment (central operations)	Group total
Analysis of operating profit
Operating profit (loss) based on longer-term investment return	1,008	1,543	776	446	42	13	91	3,919	(661)	3,258
Short-term fluctuations in investment returns on shareholder-backed business	157	(1,189)	464	8	(25)	-	-	(585)	(96)	(681)
Amortisation of acquisition accounting adjustments	(9)	(76)	-	-	-	-	-	(85)	-	(85)
Cumulative exchange loss on the sold Japan life business	-	-	86	-	-	-	-	86	-	86
Profit attaching to the held for sale Korea life business	63	-	-	-	-	-	-	63	-	63
Costs of domestication of Hong Kong branch	-	-	(5)	-	-	-	-	(5)	-	(5)
Profit (loss) before tax attributable to shareholders	1,219	278	1,321	454	17	13	91	3,393-	(757)	2,636
Tax attributable to shareholders										(396)
Profit for the year										2,240

*	For 2015, the CER results were calculated using the 2016 average exchange rates.
**	For 2014, the CER results were calculated using the 2015 average exchange rates.
***	Includes the results of the sold PruHealth and PruProtect businesses (£23 million for 2014 and £11 million for 2013).

Explanation of performance and other financial measures

IFRS Profit
	Actual Exchange Rate			Constant Exchange Rate*		Actual Exchange Rate	Constant Exchange Rate**
	2016 £m	2015 £m	Change%	2015 £m	Change%	2014 £m	2014 £m
Operating profit before tax based on longer-term investment returns(i)
Long-term business(ii):
Asia***	1,503	1,171	28	1,303	15	1,018	1,008
US	2,052	1,691	21	1,908	8	1,431	1,543
UK	799	1,167	(32)	1,167	(32)	729	729
Long-term business operating profit***	4,354	4,029	8	4,378	(1)	3,210	3,280
UK general insurance commission	29	28	4	28	4	24	24
Asset management business:
M&G	425	442	(4)	442	(4)	446	446
Prudential Capital	27	19	42	19	42	42	42
Eastspring Investments	141	115	23	128	10	90	91
US	(4)	11	(136)	13	(131)	12	13
Other income and expenditure	(716)	(675)	(6)	(675)	(6)	(638)	(638)
Total operating profit based on longer-term investment returns before tax***	4,256	3,969	7	4,333	(2)	3,154	3,258
Non-operating items:
Short-term fluctuations in investment returns on shareholder-backed business(iii)	(1,678)	(755)	122	(827)	103	(605)	(681)
Amortisation of acquisition accounting adjustments	(76)	(76)	n/a	(85)	n/a	(79)	(85)
(Loss)/Profit attaching to held for sale Korea business***	(227)	56	n/a	62	n/a	63	63
Cumulative exchange loss on the sold Japan life business recycled from other comprehensive income	-	(46)	n/a	(46)	n/a	-	-
Gain on sale of PruProtect and PruHealth	-	-	n/a	-	n/a	86	86
Cost of domestication of Hong Kong branch	-	-	n/a	-	n/a	(5)	(5)
Profit before tax attributable to shareholders	2,275	3,148	(28)	3,437	(34)	2,614	2,636
Tax charge attributable to shareholders’ returns	(354)	(569)	38	(621)	43	(398)	(396)
Profit for the year attributable to shareholders	1,921	2,579	(26)	2,816	(32)	2,216	2,240
*	For 2015, the CER results were calculated using the 2016 average exchange rates.
**	For 2014, the CER results were calculated using the 2015 average exchange rates.
***	Following its reclassification to held for sale during 2016, operating results exclude the results of the Korea Life business. The 2015 and 2014 comparative results have been retrospectively adjusted on a comparable basis.

Notes

(i)	The Group provides supplementary analysis of IFRS profit before tax attributable to shareholders so as to distinguish operating profit based on longer-term investment returns from other elements of total profit. Operating profit based on longer-term investment returns is the basis on which management regularly reviews the performance of Prudential’s segments as defined by IFRS 8. Further discussion on the determination of operating profit based on longer-term investment returns is provided in B1.3 to the consolidated financial statements and section “Basis of performance measures” above.
(ii)	The results of the Group’s long-term business operations are affected by changes to assumptions, estimates and bases of preparation. Where applicable, these are described in note B4 to the consolidated financial statements.
(iii)	Short-term fluctuations in investment returns on shareholder-backed business comprise:

	Actual Exchange Rate
	2016 £m	2015* £m	2014* £m
Insurance operations:
Asia	(225)	(137)	147
US	(1,455)	(424)	(1,103)
UK	198	(120)	464
Other operations	(196)	(74)	(113)
Total	(1,678)	(755)	(605)
*	To facilitate comparisons of operating profit based on longer-term investment returns that reflect the Group’s retained operations, the short-term fluctuations in investment returns attributable to the held for sale Korea life business are included separately within the supplementary analysis of profit.

Further details on the short-term fluctuations in investment returns are provided below under ‘Short-term fluctuations in investment returns’ and also in note B1.2 in the consolidated financial statements.

Earnings per share

	Actual exchange rate			Constant exchange rate		Actual exchange rate
	2016 pence	2015 pence	Change %	2015 pence	Change %	2014 pence
Basic earnings per share based on operating profit after tax*	131.3	124.6	5	136.0	(3)	95.7
Basic earnings per share based on total profit after tax	75.0	101.0	(26)	110.1	(32)	86.9
*	Following its reclassification to held for sale during 2016, operating results exclude the results of the Korea life business. The 2015 and 2014 comparative results have been similarly adjusted.

Prudential’s financial performance in 2016 has showcased the resilience of our earnings, cash and capital. While these are qualities mentioned in previous reports, the external events of 2016 have seen them tested repeatedly across our businesses during a year of significant uncertainty, market volatility and unexpected political and regulatory events. By remaining focused on our strategy and on disciplined execution, our business withstood the effect of these events and successfully adapted to changes in market conditions, regulatory intervention and shifts in consumer preference, to deliver a strong operating performance in 2016 and an improved capital position.

Prudential’s financial attributes and multiple, diverse levers of growth have enabled the Group to absorb not only the areas of earnings pressure known at the beginning of the year, but also the fluctuations of both equity markets and yields. New business profit, IFRS operating profit based on longer-term investment returns and free surplus generation, the three financial measures that we use to track delivery of our ‘growth and cash’ agenda, have all increased in 2016 when expressed on an actual exchange rate basis. This achievement demonstrates the benefits of our scale and the strength of our business model which is well diversified by geography, currency and source of earnings. The 2016 results also highlight the earnings power of our growing in-force book of business and our ability to add large new business volumes which are an important store of future value. The year-on-year trends of the three ‘growth and cash’ measures are also positive when expressed on a constant exchange rate basis, except for operating profit based on longer-term investment returns, where we have seen a marginal fall due to the effect of one-off impacts in our UK Life operations.

The Group’s performance has once-again been led by Asia, with growth across the three ‘growth and cash’ measures for the seventh year in a row. This underlines the scale and quality of our regional franchise, characterised by the high proportion of recurring income and bias for protection business that is uncoupled from market effects. In our insurance and asset management businesses in the UK and US, we have continued to build our earnings base with growth in assets managed on behalf of our customers.

2016 has seen sterling weakening against most global currencies, which is positive for the translation of results from our sizeable non-sterling operations. However, to aid understanding of the underlying progress in these businesses, we continue to express and comment on the performance trends of our Asia and US operations on a constant currency basis.

Consistent with the explanations made in the currency volatility section in the “Summary of Operating and Financial Review and Prospects” comparison of the 2016 and 2015 performance is partially affected by the movements in average exchange rates used to translate into sterling the results of our overseas operations. Therefore, to facilitate explanations of changes in underlying performance, in the commentary on 2016 compared with 2015 (and also, 2015 compared with 2014) discussions below, every time we comment on the performance of our businesses, we focus on their performance measured on the constant exchange rates basis unless otherwise stated. In each such case, the performance of our businesses in actual exchange rate terms was explained by the same factors discussed in the comments below and the impact of currency movements implicit in the CER data.

The 2015 compared with 2014 discussions provided below are on a constant exchange rate basis, and the 2014 CER numbers have been computed by applying 2015 average rates of exchange to the 2014 income and rates of exchange on 31 December 2015 to the balance sheet at 31 December 2014. These comparative discussions were on the basis as published in the 2015 20-F and reflected how management reviewed the results at that time.

The key financial highlights in 2016 were as follows:

•	Operating profit based on longer-term investment returns was 2 per cent[1] lower at £4,256 million (up 7 per cent on an actual exchange rate basis). Operating profit from our Asia life insurance and asset management businesses grew by 15 per cent to £1,644 million (up 28 per cent on an AER basis) reflecting continued business momentum. In the US, Jackson’s total operating profit increased by 7 per cent (20 per cent on an AER basis), mainly due to growth in fee income on higher asset balances, which outweighed the anticipated reduction in spread earnings. In the UK, total operating profit was 31 per cent lower than the prior year, as a result of significantly reduced profits from annuity new business, following our withdrawal from the bulk annuity market, the lower contribution from actions to support solvency and a provision for the cost of undertaking a review of past non-advised annuity sales practices and related potential redress. M&G’s operating profit was 4 per cent lower, reflecting the earnings impact of the recent period of net fund outflows.
•	Group shareholders’ Solvency II capital surplus[2] was estimated at £12.5 billion at 31 December 2016, equivalent to a cover ratio of 201 per cent[3] (1 January 2016: £9.7 billion, 193 per cent). The improvement in the period primarily reflects the continuing strength of the Group’s operating capital generation in excess of growing dividend payments to shareholders, and also includes the benefit of debt issued in the year.
•	Full year ordinary dividend increased by 12 per cent to 43.5 pence per share, reflecting our strong 2016 performance and our confidence in the future prospects of our Group.

Global investment market movements during 2016 were dominated by the sharp drop in long-term yields over the first three quarters, and the subsequent recovery into the end of the year prompted by more favourable growth expectations in the US. Equity market performance was notably stronger in the second half of the year, contributing to a generally positive movement for 2016 overall in the countries in which we operate. Over the full year, the US S&P 500 index was up 10 per cent, the UK FTSE 100 index up 12 per cent and the MSCI Asia ex-Japan index up 5 per cent. We have taken steps to reduce the investment market sensitivity of our earnings and balance sheet, but remain significant long-term holders of financial assets to back the commitments that we have made to our customers. Short-term fluctuations in both these assets and related liabilities are reported outside the operating result, which is based on long-term investment return assumptions. These short-term fluctuations were overall negative in 2016, primarily as a result of movements in the value of derivatives used by Jackson to protect the economics of its business from adverse market shocks. As a result, total IFRS post tax profit was £1,921 million (2015: £2,579 million on an actual exchange rate basis).

Reflecting the combined effects of improved operating results on an actual exchange rate basis, negative short-term investment fluctuations and positive currency movements of £1.2 billion, IFRS shareholders’ equity was 13 per cent higher at £14.7 billion. As at 31 December 2016, the Group’s Solvency II capital surplus2 was £12.5 billion, equivalent to a cover ratio of 201 per cent3 (1 January 2016: £9.7 billion, 193 per cent).

Operating profit based on longer-term investment returns

Total operating profit based on longer-term investment returns declined by 2 per cent1 (7 per cent increase on an actual exchange rate basis) in 2016 to £4,256 million, with increases in Asia and the US offset by anticipated declines in the contribution from our UK businesses.

•	Asia total operating profit of £1,644 million was 15 per cent[1] higher than the previous year (28 per cent on an actual exchange rate basis), with strong growth in both life insurance and asset management through Eastspring Investments.
•	US total operating profit at £2,048 million increased by 7 per cent (20 per cent increase on an actual exchange rate basis), driven by higher fee income from growth in Jackson’s separate account asset base and lower amortisation of deferred acquisition costs, which together exceeded the anticipated reduction in spread income.
•

UK total operating profit was 31 per cent lower at £828 million. This decline reflects lower profit from new annuity business, down from £123 million to £41 million in 2016, as we scale down our participation in the annuity market, a lower contribution from management actions to support solvency, down from £400 million to £332 million, and the establishment of a £175 million provision for the cost of undertaking a review of past non-advised annuity sales practices and related potential redress.

•	M&G operating profit was 4 per cent lower at £425 million. The impact of recent asset outflows from retail funds on overall funds under management has been partially offset by the benefit of positive market movements.

At the beginning of the year, we expected that earnings would contract in a few discrete areas of the business: at M&G, due to the impact of outflows on funds under management and the corresponding fee income; in Jackson’s spread business portfolio as a result of persistently low interest rates; and in our UK life business given our withdrawal from the bulk annuity market. These identified effects have emerged largely as expected. However, our focus on cost control and the effective management of our in-force book of business have mitigated the overall impact of these anticipated adverse effects. Earnings have also benefited from continued growth in the premium base in Asia and the level of aggregate assets managed by our life and asset management operations across the Group, which together underpin the longer-term earnings progression of our business.

Insurance Operations

2016 compared with 2015 (CER)

Life insurance operations

Taken together, operating profit from our life insurance operations in Asia, the US and the UK was 1 per cent1 lower at £4,354 million (8 per cent increase on an actual exchange rate basis).

Operating profit in our life insurance operations in Asia was 15 per cent1 higher at £1,503 million (up 28 per cent on an actual exchange rate basis), reflecting our ability to translate top line growth into shareholder value. The performance is underpinned by the recurring premium income nature of our in-force book and the highly diverse nature of our earnings by geography and by source. Insurance income was up 24 per cent (38 per cent on an actual exchange rate basis), reflecting our continued focus on health and protection business. At a country level, we have seen double-digit growth in six markets, led by Hong Kong (up 40 per cent, and 59 per cent on an AER basis), China (up 83 per cent, and 100 per cent on an AER basis) and growth of 15 per cent or more (20 per cent or more on an AER basis) from Malaysia, Thailand, Vietnam and Taiwan. These markets have more than compensated for the impact of lower earnings growth in Indonesia and Singapore, following deliberate actions taken to improve the quality of new business flows.

In the US, life operating profit was 8 per cent higher at £2,052 million (up 21 per cent on an actual exchange rate basis), reflecting the resilient performance of Jackson’s franchise in an environment of market volatility and sector wide disruption following the announcement of the Department of Labor’s fiduciary duty rule in April 2016. Average separate account balances increased by 5 per cent (17 per cent on an AER basis), resulting in a 3 per cent rise in fee income (16 per cent on an AER basis), while the result also benefited from scale efficiencies. As expected, lower yields in the year have impacted spread income, which decreased by 5 per cent (increased by 8 per cent on an AER basis).

UK life operating profit declined by 32 per cent to £799 million (2015: £1,167 million). Within this total, the contribution from our core in-force with-profits and annuity business was £601 million (2015: £644 million), including an unchanged transfer to shareholders from the with-profits funds of £269 million. The balance of the result reflects the contribution from other activities which are either non-core or are not expected to recur to the same extent going forward.

Profit from new annuity business reduced from £123 million in 2015 to £41 million, as we scaled down our participation in the annuity market. In response to the volatile investment market environment during 2016, we took a number of asset and liability actions to improve the solvency position of our UK life operations and further mitigate market risk, generating combined profits of £332 million (2015: £400 million). Of this amount, £197 million related to profit from longevity reinsurance transactions (2015: £231 million) and £135 million (2015: £169 million) from the effect of repositioning the fixed income asset portfolio. In response to the findings of the FCA’s thematic review of non-advised annuity sales practices, the UK business will review internally vesting annuities sold without advice after 1 July 2008. Reflecting this, the UK life 2016 result includes a provision of £175 million for the cost of this review and related potential redress. The provision does not include potential insurance recoveries of up to £175 million.

We track the progress that we make in growing our life insurance business by reference to the scale of our obligations to our customers, which are referred to in the financial statements as policyholder liabilities. Each year these increase as we write new business and collect regular premiums from existing customers and decrease as we pay claims and policies mature. The overall scale of these policyholder liabilities is relevant in the evaluation of our profit potential in that it reflects, for example, our ability to earn fees on the unit-linked element and indicates the scale of the insurance element, another key source of profitability for the Group.

Refer to section I(a) within the “Additional unaudited financial information” for further information on operating profit based on longer-term investment returns by driver.

2015 (AER) vs 2014 (CER based on 2015 exchange rates)

Taken together, operating profit based on longer-term investment returns from our insurance operations in Asia, the US and the UK increased 23 per cent4 to £4,095 million (27 per cent on an AER basis). This increase reflects the growth in the scale of these operations, driven primarily by positive business inflows. We track the progress that we make in growing our life insurance business by reference to the scale of our obligations to our customers, which are referred to in the financial statements as policyholder liabilities. Each year these liabilities increase as we collect premiums and decrease as we pay claims and policies mature. The overall scale of these policyholder liabilities is relevant in evaluating our profit potential, in that it reflects, for example, our ability to earn fees on the unit-linked element and it sizes the risk that we carry on the insurance element, for which Prudential needs to be compensated.

Operating profit based on longer-term investment returns from our portfolio of life insurance operations in Asia was up 16 per cent to £1,209 million (15 per cent on an AER basis), driven by a 14 per cent increase in the contribution from the in-force business, reflecting both its larger scale and our regular premium health and protection oriented product focus. Indonesia operating profit based on longer-term investment returns, our largest market on this measure, increased 21 per cent to £356 million (15 per cent on an AER basis), reflecting the addition of new savings and protection sales in the year to an already sizeable recurring premium in-force business. Hong Kong operating profit based on longer-term investment returns was 27 per cent higher at £150 million (38 per cent on an AER basis), mainly due to the increasing profit contribution from a growing customer base purchasing health and protection cover. Malaysia operating profit based on longer-term investment returns grew by 12 per cent to £120 million (2 per cent on an AER basis), reflecting a growing contribution from the in-force business. Operating profit based on longer-term investment returns in Singapore declined 4 per cent to £204 million (5 per cent on an AER basis), the result of our deliberate decision to discontinue universal life sales as the returns of these products in the current interest rate environment are unattractive. We are also encouraged to see further progress among our fast-growing businesses in China, Thailand, the Philippines and Vietnam which collectively generated £220 million of Asia’s operating profit based on longer-term investment returns, up 28 per cent compared with the prior year (33 per cent on an AER basis) and now account for 18 per cent of the total life result compared with just 7 per cent only 3 years ago.

In the US, operating profit based on longer-term investment returns increased by 10 per cent to £1,691 million (18 per cent on an AER basis), primarily as a result of an 11 per cent increase in fee income, which is now Jackson’s main income source, and efficient management of costs. The uplift in fee income reflects the growth in average separate account assets from £78.1 billion in 2014 to £86.9 billion in 2015, equating to an increase of 11 per cent on a constant exchange rate basis (20 per cent on an AER basis), driven by sizeable variable annuity net premium inflows. Contribution from insurance margin also increased by 10 per cent. Lower yields impacted the spread income which decreased by 6 per cent on a constant exchange rate basis.

UK insurance operations’ operating profit based on longer-term investment returns was 60 per cent higher than 2014 at £1,195 million (2014: £753 million4) with general insurance commissions increasing to £28 million (2014: £24 million). New annuity business contributed £123 million (2014: £162 million) including £89 million (2014: £105 million) from the four bulk transactions completed in 2015. The balance of £1,044 million (2014: £567 million) reflects a robust level of profit from our core annuity in-force and with-profits business and includes a £339 million benefit from specific management actions taken in the second half of the year to position the balance sheet more efficiently under the new Solvency II regime. Of this amount, £170 million related to profit on longevity reinsurance transactions executed in the second half of the year, with a further £169 million reflecting the effect of repositioning the fixed income asset portfolio and other actions. The non-recurring nature of these actions and our reduced appetite for annuities post-Solvency II will mean that, going forward, IFRS earnings from our UK life business will be predominantly driven by the contribution from core annuity in-force and with-profits business.

Shareholder-backed policyholder liabilities and net liability flows*

	2016 £m				2015 £m
	Actual Exchange Rate				Actual Exchange Rate
	At 1 January 2016	Net liability flows**	Market and other movements	At 31 December 2016	At 1 January 2015	Net liability flows**	Market and other movements	At 31 December 2015
Asia****	25,032	2,086	5,733	32,851	26,410	1,867	(433)	27,844
US	138,913	5,198	33,515	177,626	126,746	8,476	3,691	138,913
UK	52,824	(3,646)	6,980	56,158	55,009	(2,694)	509	52,824
Total Group	216,769	3,638	46,228	266,635	208,165	7,649	3,767	219,581
*	Includes Group’s proportionate share of the liabilities and associated flows of the insurance joint ventures and associates in Asia.
**	Defined as movements in policyholder liabilities arising from premiums (net of charges), surrenders/withdrawals, maturities and deaths.
***	Following its reclassification to held-for-sale during 2016, the shareholder-backed policyholder liabilities for Asia exclude the value of policyholder liabilities held at 1 January 2016 and 2016 net liability flows for Korea life business.

Focusing on the business supported by shareholder capital, which generates over 90 per cent of the life profit, in 2016 net flows into our businesses were overall positive at £3.6 billion, reflecting our focus on both retaining our existing customers and attracting new business to drive long-term value creation. The weakening of sterling during the year contributed a total £32.4 billion positive foreign exchange movement which, together with favourable investment and other movements, led to a £46.2 billion increase in policyholder liabilities, with much of this arising in the second half of the year.

Policyholder liabilities and net liability flows in with-profits business*,**

	2016 £m				2015 £m
	Actual Exchange Rate				Actual Exchange Rate
	At 1 January 2016	Net liability flows***	Market and other movements	At 31 December 2016	At 1 January 2015	Net liability flows***	Market and other movements	At 31 December 2015
Asia	20,934	3,696	5,303	29,933	18,612	2,102	220	20,934
UK	100,069	1,119	11,958	113,146	99,427	(968)	1,610	100,069
Total Group	121,003	4,815	17,261	143,079	118,039	1,134	1,830	121,003
*	Includes Group’s proportionate share of the liabilities and associated flows of the insurance joint ventures and associates in Asia.
**	Includes Unallocated surplus of with-profits business
***	Defined as movements in policyholder liabilities arising from premiums (net of charges), surrenders/withdrawals, maturities and deaths.

The 18 per cent increase in policyholder liabilities in our with-profits business to £143.1 billion (2015: £121.0 billion), reflects the growing popularity with consumers seeking protection from the impact of volatile market conditions. In the course of 2016, net liability flows increased to £4.8 billion across our Asian and UK operations. As returns from these funds are smoothed and shared with customers, the emergence of shareholder profit is more gradual. This business, nevertheless, remains an important source of future shareholder value.

Analysis of long-term insurance business pre-tax operating profit based on longer-term investment returns by driver

	Actual Exchange Rate						Constant Exchange Rate			Actual Exchange Rate
	2016 £m			2015 £m			2015 £m			2014 £m
	Operating profit[1]	Average liability	Margin bps	Operating profit[1]	Average liability	Margin bps	Operating profit[1]	Average liability	Margin bps	Operating profit[1]	Average liability	Margin bps
Spread income	1,171	83,054	141	1,153	72,900	158	1,267	78,026	162	1,129	66,680	169
Fee income	2,175	139,451	156	1,888	123,232	153	2,118	135,717	156	1,610	108,949	148
With-profits	317	118,334	27	314	106,749	29	319	108,551	29	298	101,290	29
Insurance margin	1,991			1,671			1,858			1,393
Margin on revenues	2,126			1,822			2,000			1,634
Expenses:
Acquisition costs	(2,251)	6,320	(36)%	(2,100)	5,466	(38)%	(2,339)	5,995	(39)%	(1,947)	4,514	(43)%
Administration expenses*	(1,943)	229,477	(85)	(1,656)	203,664	(81)	(1,829)	222,250	(82)	(1,422)	183,471	(77)
DAC adjustments	390			313			352			269
Expected return on shareholder assets	221			224			232			214
	4,197			3,629			3,978			3,178
Longevity reinsurance and other management actions to improve UK solvency	332			400			400			-
Provision for review of past annuity sales	(175)			-			-			-
Operating profit based on longer-term investment returns[1]	4,354			4,029			4,378			3,178
*	The ratio of acquisition costs is calculated as a percentage of APE sales including with-profits sales. The acquisition costs include only those relating to shareholders backed business.

Alongside growing our overall level of life operating profit, we continue to maintain our bias for higher-quality sources of income such as insurance margin and fee income. We favour insurance margin because it is relatively insensitive to the equity and interest rate cycle and prefer fee income to spread income because it is more capital-efficient. In line with this approach, on a constant exchange rate basis, insurance margin has increased by 7 per cent (up 19 per cent on an actual exchange rate basis) and fee income by 3 per cent (up 15 per cent on an actual exchange rate basis), while spread income decreased by 8 per cent (up 2 per cent on an actual exchange rate basis).

Asset management

Movements in asset management operating profit are also primarily influenced by changes in the scale of these businesses, as measured by funds managed on behalf of external institutional and retail customers and our internal life insurance operations. In 2016, operating profit from our asset management businesses was marginally lower at £589 million on an actual exchange rate basis (2015: £602 million on a constant exchange rate basis), primarily due to the impact of negative net flows in M&G.

Asset management net inflows and external funds under management*, **

	2016 £m				2015 £m
	Actual Exchange Rate				Actual Exchange Rate
	At 1 January 2016	Net flows	Market and other movements	At 31 Dec 2016	At 1 January 2015	Net flows	Market and other movements	At 31 Dec 2015
M&G	126,405	(8,090)	18,448	136,763	137,047	(7,008)	(3,634)	126,405
Eastspring***	30,281	1,835	5,926	38,042	25,333	5,971	(1,023)	30,281
Total external assets managed	156,686	(6,255)	24,374	174,805	162,380	(1,037)	(4,657)	156,686

Total external assets managed (including MMF)	162,692	(5,852)	25,679	182,519	167,180	28	(4,516)	162,692
*	Includes Group’s proportionate share in PPM South Africa and the Asia asset management joint ventures.
**	For our asset management business the level of funds managed on behalf of third parties, which are not therefore recorded on the balance sheet, is a driver of profitability. We therefore analyse the movement in the funds under management each period, focusing between those which are external to the Group and those held by the insurance business and included on the Group balance sheet. This is analysed in note II(a) of the Additional unaudited financial information.
***Net	inflows exclude Asia Money Market Fund (MMF) inflows of £403 million (2015: net inflows £1,065 million). External funds under management exclude Asia MMF balances of £7,714 million (2015: £6,006 million).

2016 compared with 2015 (CER)

M&G’s operating profit based on longer-term investment returns declined by 4 per cent to £425 million (2015: £442 million), reflecting the impact on revenues of lower average assets under management during the year, following the net outflows experienced since the second quarter of 2015. As these net outflows were primarily from the higher margin retail business, they had a disproportionately adverse impact on earnings. The same dynamics have seen the cost-income ratio move up 2 percentage points to 59 per cent.

Despite continued outflows in 2016, external assets under management at 31 December 2016 were 8 per cent higher than a year ago at £136.8 billion, benefitting from positive investment market movements, particularly in the second half of the year and a return to positive net flows for retail business in the fourth quarter of £942 million. Including the assets managed for internal life operations, M&G’s total assets under management rose to £264.9 billion (2015: £246.1 billion).

Our Asia-based asset manager, Eastspring Investments, increased operating profit based on longer-term investment returns by 10 per cent (up 23 per cent on an actual exchange rate basis) to £141 million, reflecting the positive effect on average assets under management of favourable market movements and £2.2 billion net inflows in the second half of the year. Although a shift in the mix of assets away from higher-margin equity funds has moderated the overall revenue margin, scale efficiencies have resulted in an improvement in the cost-income ratio to 56 per cent (2015: 58 per cent). External assets under management at 31 December 2016 increased to £38.0 billion (31 December 2015: £30.3 billion). Including money market funds and the assets managed for internal life operations, Eastspring Investment’s total assets under management rose to a record £117.9 billion (2015: £89.1 billion).

2015 (AER) vs 2014 (CER based on 2015 exchange rates)

In 2015, our asset management businesses in the UK and Asia collectively increased their contribution to operating profit based on longer-term investment returns compared with the previous year. Similar to the trend observed in our life operations, asset management operating profit primarily reflects the scale of these businesses, as measured by funds managed on behalf of external institutional and retail customers and our internal life insurance operations.

M&G delivered a broadly unchanged operating profit based on longer-term investment returns of £442 million (2014: £446 million), reflecting a 2 per cent rise in underlying profit to £406 million (2014: £400 million), lower performance-related fees of £22 million (2014: £33 million) and a similar level of earnings from associates of £14 million (2014: £13 million). While underlying revenues in the first half of 2015 benefited from higher levels of funds under management, the large net outflows from retail funds since May contributed to a 2 per cent decrease in underlying revenues for the year overall. Actions on costs mitigated the effect of lower overall revenues to deliver a modest increase in underlying profit compared with 2014. However, the lower level of assets under management at the end of 2015 will impact the revenue prospects for 2016 absent a meaningful recovery in M&G’s overall third-party net flows or a significant uplift in the market value of assets.

Our Asia asset management business, Eastspring Investments, has benefited from significant growth in funds under management during 2015, with operating profit based on longer-term investment returns higher by 26 per cent (28 per cent on an AER basis) at £115 million. An 11 per cent increase in third party net inflows to £6.0 billion saw external funds managed rise by 20 per cent on an actual exchange rate basis to £30.3 billion at end-2015. Average total funds under management, including funds managed on behalf of Prudential’s life operations, increased by 25 per cent to £85.1 billion compared with 2014. Eastspring Investments’ growth in fee revenue outpaced the increase in operating costs, resulting in a modestly improved cost income ratio of 58 per cent (59 per cent on an actual exchange rate basis).

In the US, our non-insurance businesses collectively generated operating profit based on longer-term investment returns of £11 million (2014: CER basis £13 million; AER basis £12 million). In July, Jackson announced that Curian would no longer accept new business effective from 31 July 2015. Curian continues to actively manage existing accounts into 2016 to allow for the transition of accounts, but is expected to exit the business around the end of the first quarter of 2016. Total operating losses in Curian in 2015 were £16 million and included £13 million of cost related to exiting the business.

Prudential Capital produced operating profit based on longer-term investment returns of £19 million in 2015 (2014: £42 million). During 2015 we started to refocus activity away from revenue generation towards internal treasury services and this reprioritisation will continue into 2016.

Non-operating items5

Non-operating items consist of short-term fluctuations, the results attaching to the held for sale life business in Korea and other non-operating items.

Short-term investment fluctuations represent the most significant component of non-operating items and are discussed further below.

The result of the held for sale Korea life business, a loss of £227 million, comprises both the write down of the IFRS net assets to sales proceeds (net of costs) and the profits for the year. The comparative profits for the year have been similarly reclassified as non-operating for consistency of presentation.

Other non-operating items of negative £76 million mainly represent the amortisation of acquisition accounting adjustments arising principally on the acquisition of the REALIC business in 2012 (2015: negative £76 million on an actual exchange rate basis). Additionally, 2015 non-operating items included a loss of £46 million from the recycling of exchange losses on the sale of the Japan business.

Short-term fluctuations in investment returns

Operating profit is based on longer-term investment return assumptions. The difference between actual investment returns recorded in the income statement and the assumed longer-term returns is reported within short-term fluctuations in investment returns. In 2016, the total short-term fluctuations in investment returns relating to the life operations were negative £1,482 million and comprised negative £225 million for Asia, negative £1,455 million in the US and positive £198 million in the UK.

The Asia negative £225 million short-term fluctuations principally reflected the net impact of changes in interest rates and equity markets across the region.

In the US, Jackson provides certain guarantees on its annuity products, the value of which would typically rise when equity markets fall and long-term interest rates decline. Jackson charges fees for these guarantees which are in turn used to purchase downside protection in the form of options and futures to mitigate the effect of equity market falls, and swaps and swaptions to cushion the impact of drops in long-term interest rates. Under IFRS, accounting for the movement in the valuation of these derivatives, which are all fair valued, is asymmetrical to the movement in guarantee liabilities, which are not fair valued in all cases. Jackson designs its hedge programme to protect the economics of the business from large movements in investment markets and accepts the variability in accounting results. The negative short-term fluctuations of £1,455 million in the year mainly reflect the effect of the increase in equity markets on net value movements on the guarantees and associated derivatives with the S&P 500 index closing at 10 per cent higher than at the start of the year. While the resulting negative mark-to-market movements on these hedging instruments are recorded in 2016, the related increases in fee income that arise from the higher asset values managed, will be recognised and reported in future years.

The UK non-operating profit of positive £198 million mainly reflects gains on bonds backing annuity capital and shareholders’ funds following the 70 basis points fall in 15-year UK gilt yields in 2016.

The negative short-term fluctuations in investment returns for other operations of negative £196 million (2015: negative £61 million) include unrealised value movements on financial instruments.

In 2015, the total short-term investment fluctuations relating to the life operations were negative £663 million, comprising negative £119 million for Asia, negative £424 million in the US and negative £120 million in the UK.

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

Due to the IFRS accounting practice, the corresponding offset in the valuation of obligations to customers is not fully recognised leading to a negative movement overall within IFRS profits. Declining interest rates and adverse movements in implied volatility also led to net negative value movements, due to similar accounting asymmetries.

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

IFRS effective tax rates

In 2016, the effective tax rate on operating profit based on longer-term investment returns was 21 per cent, (2015: 20 per cent), reflecting a larger contribution to operating profit from Jackson which attracts a higher rate of tax.

The 2016 effective tax rate on the total IFRS profit was 16 per cent (2015: 18 per cent), reflecting a smaller contribution to the total profit from Jackson which attracts higher rate of tax.

The main driver of the Group’s effective tax rate is the relative mix of the profits between countries with higher tax rates (such as the US, Indonesia, and Malaysia), and countries with lower tax rates (such as Hong Kong, Singapore and the UK). The UK has enacted legislation to reduce the corporation tax rate in stages from 20 per cent to 17 per cent from 1 April 2020. The effect of reductions to 17 per cent is reflected in the full year 2016 results. Following the US elections, there is the prospect of significant tax reform occurring in the US, which potentially could reduce the US corporate income tax rate from the current 35 per cent. A number of Asian countries, most notably Indonesia, have indicated they are considering reducing corporation tax rates, but no legislative proposals have been announced to date.

We do not expect that changes being introduced in the UK and other countries to implement recommendations made by the OECD’s base erosion and profit shifting project to reform the international tax regime to have any significant impact on the Group.

Total tax contribution

The Group continues to make significant tax contributions in the countries in which it operates, with £2,890 million remitted to tax authorities in 2016. This was lower than the equivalent amount of £3,004 million in 2015, reflecting lower corporation tax payments, partly offset by increases in other taxes borne and taxes collected. In the US a change of basis for taxing derivatives which affects the timing, but not the quantum, of tax payable accelerated tax payments from 2016 into 2015.

Publication of tax strategy

In 2017, a new UK requirement for large UK businesses to publish their tax strategy will take effect. Prudential’s tax strategy, together with further details of the tax payments made in 2016, will be available on the Group’s website before 30 June 2017.

Group and holding company cash flows

Prudential’s consolidated cash flow includes the movement in cash included within both policyholders’ and shareholders’ funds, such as cash in the with-profits fund. Prudential therefore believes that it is more relevant to consider individual components of the movement in holding company cash flow which relate solely to the shareholders.

We continue to manage cash flows across the Group with a view to achieving a balance between ensuring sufficient remittances are made to service central requirements (including paying the external dividend) and maximising value to shareholders through retention and reinvestment of capital in business opportunities.

Cash remitted to the corporate centre in 2016 amounted to £1,718 million, driven by higher remittances from Asia (up 21 per cent, after adjusting for £42 million of proceeds in 2015 from the sale of our Japan life business). Jackson made sizeable remittances of £420 million, albeit lower than last year when more supportive markets enhanced capital formation. The remittance from UK Life of £300 million was in line with 2015, while the remittance from M&G of £290 million was lower than last year reflecting lower levels of post-tax earnings in the year. Actions completed in the period, including internal restructuring that has enabled us to access central resources previously held at intermediary holding and other companies, contributed a further £147 million.

Cash remitted to the Group in 2016 was used to meet central costs of £416 million (2015: £354 million), pay the 2015 second interim ordinary, 2015 special and 2016 first interim dividends and finance the final up-front payment for the renewal of the distribution agreement with Standard Chartered Bank. These movements combined with the net proceeds of debt raised in the year and other corporate cash flows led to holding company cash increasing from £2,173 million to £2,626 million over 2016.

Capital position, financing and liquidity

Capital position

With effect from 1 January 2016, the Group is required to adopt Solvency II as its consolidated capital regime. This was developed by the EU in order to harmonise the various regimes previously applied across EU member states. As the regime was primarily designed with European life products in mind, it is a poor fit with Prudential’s business given the predominantly non-EU footprint of the Group. The one year value at risk nature of the Solvency II test, which has its roots in banking regulation where risk positions can be priced and readily traded, runs counter to the multi-year nature of life insurance business, where the illiquid nature of liabilities renders such potential market solutions theoretical and not grounded in established sector practices. It also means that solvency capital will be highly volatile.

While Solvency II does not fully recognise the economic capital strength of the Group, we implemented it in 2016 having received internal model approval from the Prudential Regulation Authority in December 2015.

Analysis of movement in Group shareholder Solvency II surplus*

	2016 £bn	2015 £bn
Estimated Solvency II surplus at 1 January/economic capital surplus at 1 January	9.7	9.7
Operating experience	2.7	2.4
Non-operating experience (including market movements)	(1.1)	(0.6)
Other capital movements
Subordinated debt issuance	1.2	0.6
Foreign currency translation impacts	1.6	0.2
Dividends paid	(1.3)	(1.0)
Methodology and calibration changes	(0.3)	(1.6)
Estimated Solvency II surplus at 31 December	12.5	9.7

(i)	The methodology and assumptions used in calculating the Solvency II capital results are set out in note II (b) of Additional unaudited financial information.

The high quality and recurring nature of our operating capital generation and our disciplined approach to managing balance sheet risk enabled us to enter the new Solvency II regime on 1 January 2016 with a strong Group shareholders’ capital surplus of £9.7 billion. These factors also provided meaningful protection against the significant adverse market-driven effects on this metric in the first half of 2016. Reflecting the improvement in long-term yields during the last three months of the year, combined with strong operating capital generation and the beneficial effects of debt issued, the Group shareholders’ Solvency II capital surplus was estimated at £12.5 billion at 31 December 2016, equivalent to a cover ratio of 201 per cent (1 January 2016: 193 per cent).

Refer to note II(b) of the “Additional unaudited financial information” section for further information on the Group’s Solvency II capital position.

In July 2013, Prudential plc was listed by the Financial Stability Board as one of nine companies to be designated as a Global Systemically Important Insurer, a classification that was reaffirmed in November 2016. Prudential is monitoring the development and potential impact of the related framework of policy measures and is engaging closely with the Prudential Regulation Authority on the implications of this designation.

Local statutory capital

All of our subsidiaries continue to hold appropriate capital levels on a local regulatory basis. In the UK, at 31 December 2016 the Prudential Assurance Company Limited and its subsidiaries had an estimated Solvency II shareholder surplus6 of £4.6 billion (equivalent to a cover ratio of 163 per cent) and a with-profits surplus7 of £3.7 billion (equivalent to a cover ratio of 179 per cent). In the US, the combination of a high start of year capital level coupled with strong operational capital formation in the year and specific actions taken to strengthen further Jackson’s local statutory capital position led to an increase in its Risk Based Capital ratio to 485 per cent (2015: 481 per cent).

Debt portfolio

The Group continues to maintain a high-quality defensively positioned debt portfolio. Shareholders’ exposure to credit is concentrated in the UK annuity portfolio and the US general account, mainly attributable to Jackson’s fixed annuity portfolio. The credit exposure is well diversified, with investment grade securities representing 96 per cent of our UK portfolio and 98 per cent of our US portfolio at the end of 2016. During 2016, default losses were minimal and reported impairments of £35 million across these two portfolios were in line with those in 2015.

Financing and liquidity

Shareholders’ net core structural borrowings

	31 December
	2016 £m	2015 £m
Total borrowings of shareholder-financed operations	6,798	5,011
Less: Holding company cash and short-term investments	(2,626)	(2,173)
Net core structural borrowings of shareholder-financed operations	4,172	2,838
Gearing ratio*	22%	18%
*	Net core structural borrowings as proportion of IFRS shareholders’ funds plus net debt.

Our financing and central liquidity position remained strong throughout the year. Our central cash resources amounted to £2.6 billion at 31 December 2016 (31 December 2015: £2.2 billion). Total core structural borrowings increased by £1.8 billion to £6.8 billion following the issue of US$1 billion (£800 million at 31 December 2016) 5.25 per cent tier 2 perpetual subordinated debt in June 2016, US$725 million (£580 million at 31 December 2016) 4.38 per cent tier 2 perpetual subordinated debt in September 2016 and the impact of currency movements.

In addition to its net core structural borrowings of shareholder-financed operations set out above, the Group also has access to funding via the money markets and has in place an unlimited global commercial paper programme. As at 31 December 2016, we had issued commercial paper under this programme totalling £70 million and US$1,213 million, to finance non-core borrowings.

Prudential’s holding company currently has access to £2.6 billion of syndicated and bilateral committed revolving credit facilities provided by 19 major international banks, expiring in 2021 and 2022. Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at 31 December 2016. The medium-term note programme, the SEC registered shelf programme, the commercial paper programme and the committed revolving credit facilities are all available for general corporate purposes and to support the liquidity needs of Prudential’s holding company and are intended to maintain a strong and flexible funding capacity.

Movement on Shareholders’ Funds

The following table sets forth a summary of the movement in Prudential’s IFRS shareholders’ funds for 2016 and 2015:

Shareholders’ Funds	2016 £m	2015 £m
Profit after tax for the year	1,921	2,579
Exchange movements, net of related tax	1,161	118
Unrealised gains and losses on Jackson fixed income securities classified as available for sale, net of related changes to deferred acquisition costs and tax	31	(629)
Dividends	(1,267)	(974)
Other	(135)	50
Net increase in shareholders’ funds	1,711	1,144
Shareholders’ funds at 1 January	12,956	11,812
Shareholders’ funds at 31 December	14,667	12,956
Shareholders’ value per share	568p	504p
Return on shareholders’ funds*	26%	27%
*	Operating profit after tax and non-controlling interests as percentage of opening shareholders’ funds.

In 2016, UK sterling weakened relative to the US dollar and various Asian currencies. With approximately 49 per cent of the Group’s IFRS net assets denominated in non-sterling currencies this generated a positive foreign exchange movement on net assets in the period.

This movement, together with profit after tax, movement in other comprehensive income and dividends paid, has led to the Group’s IFRS shareholders’ funds at 31 December 2016 increasing by 13 per cent to £14.7 billion (31 December 2015: £13.0 billion on an actual exchange rate basis).

Corporate transactions

2016

Sale of Korea life insurance business

In November 2016 we announced the sale of our Korea life insurance business, PCA Life Insurance Co Ltd. to Mirae Asset Life Insurance Co. Ltd., for KRW170 billion (equivalent to £114 million at 31 December 2016 closing exchange rate) cash consideration. The completion of this sale is subject to regulatory approval. Consistent with the classification of the business as held for sale, the IFRS carrying value has been set to £105 million, representing the estimated proceeds, net of related expenses of £9 million. The IFRS loss of £227 million comprises the 2016 reduction on writing down the carrying value of the business to the agreed sale proceeds (net of costs) together with its profits for the year. The comparative profits for the year have been similarly reclassified as non-operating for consistency of presentation.

Entrance into Zambia

In June 2016 we completed the acquisition of Professional Life Assurance of Zambia, increasing Prudential’s insurance business footprint in Africa to four markets. Across Ghana, Kenya, Uganda and now Zambia we are gradually laying the foundations for what we hope will become a meaningful component of the Group in the years to come. Our current focus in these businesses is on growing our distribution; at 31 December we had 1,750 agents and were active in 181 branches of our four local bank partners (three exclusive) across these businesses.

2015

In June 2015, we completed the acquisition of Ugandan company Goldstar Life Assurance and signed a long-term co-operation agreement with Crane Bank of Uganda. In January 2016 we announced entry into Zambia via our acquisition of Professional Life Assurance, which is expected to complete shortly.

2014

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

Domestication of Hong Kong Branch

On 1 January 2014, the Group completed the process of domestication of the Hong Kong branch of The Prudential Assurance Company Limited. The branch was transferred on 1 January 2014 to two new Hong Kong incorporated Prudential companies, one providing life insurance and the other providing general insurance—Prudential Hong Kong Limited and Prudential General Insurance Hong Kong Limited. On the Prudential Regulation Authority’s pillar 1 peak 2 basis £12.1 billion of assets, £12.0 billion of liabilities, net of reinsurers’ share (including policyholder asset share liabilities and £1.2 billion of inherited estate) and £0.1 billion of shareholders’ funds (for the excess assets of the transferred non-participating business) were transferred.

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

Dividend

During 2016 the Group’s dividend policy was updated. The Board will maintain its focus on delivering a growing ordinary dividend. In line with this policy, Prudential aims to grow the ordinary dividend by 5 per cent per annum. The potential for additional distributions will continue to be determined after taking into account the Group’s financial flexibility across a broad range of financial metrics and our assessment of opportunities to generate attractive returns by investing in specific areas of the business.

The Board has decided to increase the full-year ordinary dividend by 12 per cent to 43.5 pence per share, reflecting our strong 2016 financial performance and our confidence in the future prospects of the Group. In line with this, the Directors have approved a second interim ordinary dividend of 30.57 pence per share (2015: 26.47 pence per share). In 2015, a special dividend of 10 pence per share was also awarded.

[1]	Following its reclassification to held for sale during 2016, operating results exclude the contribution of the Korea Life business. The 2015 and 2014 comparative results have been similarly adjusted.
[2]	The Group Solvency II surplus represents the shareholder capital position excluding the contribution to Own Funds and the Solvency Capital Requirement from ring fenced with-profit funds and staff pension schemes in surplus. The estimated solvency position also includes the impact of recalculated transitionals at the valuation date, which has reduced the Group shareholder surplus from £12.9 billion to £12.5 billion. The formal Quantitative Reporting Templates (Solvency II templates) will include transitional measures without this recalculation.
[3]	Before allowing for second interim ordinary dividend.
[4]	Following the disposal of the Group’s 25 per cent interest in PruHealth and PruProtect in November 2014, the 2014 comparative results of UK insurance operations have been adjusted to exclude results of those businesses.
[5]	Refer to note B1.1 in IFRS financial statements for the breakdown of other income and expenditure and other non-operating items.
[6]	The UK Solvency II surplus represents the shareholder capital position excluding the contribution to Own Funds and the Solvency Capital Requirement from ring fenced with-profit funds and staff pension schemes in surplus. The estimated solvency position includes the impact of recalculated transitionals at the valuation date.
[7]	The with-profits Solvency II surplus represents the contribution to Own Funds and the Solvency Capital Requirement from ring fenced funds. The estimated solvency position includes the impact of recalculated transitionals at the valuation date.

Explanation of Movements in Profits before Shareholder Tax by Nature of Revenue and Charges

The following table shows Prudential’s consolidated total revenue and consolidated total charges for the years presented:

	Actual Exchange Rate
	2016 £m	2015 £m	2014 £m
Gross premiums earned(a)	38,981	36,663	32,832
Outward reinsurance premiums	(2,020)	(1,157)	(799)
Earned premiums, net of reinsurance	36,961	35,506	32,033
Investment return(b)	32,511	3,304	25,787
Other income	2,370	2,495	2,306
Total revenue, net of reinsurance	71,842	41,305	60,126
Benefits and claims	(60,948)	(30,547)	(50,736)
Outward reinsurers’ share of benefit and claims	2,412	1,389	631
Movement in unallocated surplus of with-profits funds	(830)	(498)	(64)
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance(c)	(59,366)	(29,656)	(50,169)
Acquisition costs and other expenditure(d)	(8,848)	(8,208)	(6,752)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(360)	(312)	(341)
Remeasurement of carrying value of Korea life business classified as held for sale	(238)	-	-
Disposal of Japan life business—cumulative exchange loss recycled from other comprehensive income	-	(46)	-
Disposal of Japan life business—remeasurement adjustments	-	-	(13)
Total charges, net of reinsurance	(68,812)	(38,222)	(57,275)
Share of profits from joint ventures and associates, net of related tax	182	238	303
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)*	3,212	3,321	3,154
Less tax charge attributable to policyholders’ returns	(937)	(173)	(540)
Profit before tax attributable to shareholders	2,275	3,148	2,614
Total tax charge attributable to policyholders and shareholders	(1,291)	(742)	(938)
Adjustment to remove tax charge attributable to policyholders’ returns	937	173	540
Tax charge attributable to shareholders’ returns	(354)	(569)	(398)
Profit for the year attributable to equity holders of the Company	1,921	2,579	2,216

*	This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.

This is principally because the corporate taxes of the Group include those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the profit before all taxes measure is not representative of pre-tax profits attributable to shareholders. Profit before all taxes is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of the PAC with-profits fund after adjusting for taxes borne by policyholders.

(a)	Gross earned premiums

	Year ended 31 December £m
	2016	2015	2014
Asian operations*	14,006	10,814	9,820
US operations	14,685	16,887	15,654
UK operations*	10,290	8,962	7,358
Total	38,981	36,663	32,832

*	The Asia and UK premiums exclude intra-group transactions.

Gross earned premiums for insurance operations totalled £38,981 million in 2016, up 6 per cent from £36,663 million in 2015. The increase of £2,318 million was driven by growth of £1,328 million in the UK operations and £3,192 million in the Asia operations, which was partially offset by a decline of £2,202 million in the US operations.

Gross earned premiums for insurance operations totalled £36,663 million in 2015, up 12 per cent from £32,832 million in 2014. The increase of £3,831 million was driven by growth of £1,604 million in the UK operations; £1,233 million in the US operations; and £994 million in the Asia operations.

Asia

Gross earned premiums increased by 30 per cent from £10,814 million in 2015 to £14,006 million in 2016 and by 10 per cent from £9,820 million in 2014 to £10,814 million in 2015 on an actual exchange rate basis.

Excluding the impact of exchange translation, gross earned premiums in Asia increased by 16 per cent from 2015 to 2016, from £12,067 million on a constant exchange rate in 2015 to £14,006 million in 2016. The premiums reflect the aggregate of single and recurrent premiums of new business sold in the year and premiums on annual business sold in previous years. The growth in earned premiums reflects increases for both factors.

Sales progression in Asia has been strongest in the agency channel, as we continue to drive improvements in productivity and invest in recruitment initiatives to underpin future sales prospects. The fourth quarter saw an acceleration in the positive trends observed earlier in the year, with 8 of our markets in the region seeing considerable growth. Despite the strength of this growth our focus on quality is undiminished, with regular premiums on long-term contracts accounting for the majority of the sales and a continuing high proportion of new business from health and protection coverage. This favourable mix provides a high level of recurring income and an earnings profile that is significantly less correlated to investment markets.

Our businesses in China and Hong Kong have performed well in 2016 demonstrating the extent of the opportunity in these markets. In Hong Kong, we continue to generate business from both Mainland China residents and local customers, with a strong bias for regular premiums and an increasing contribution from health and protection business. 2016 saw increased intervention by the Chinese authorities in relation to capital controls and we continue to monitor developments, which to date have not had a meaningful impact on our business in Hong Kong. In China, we have pivoted the business towards higher quality regular premium business driven by our increased scale in the agency channel, and sales of single premiums have reduced as we de-emphasised further new spread-based business across the region in 2016.

In Indonesia, trading conditions remain challenging, and in such an environment we have retained our more cautious approach to new business. In Malaysia, sales increased driven by improvements in the conventional agency channel and increased contributions from our bancassurance partners. In Singapore, sales increased in the second half relative to the equivalent period last year, driven by increased agent activation and a recovery in bancassurance sales.

Gross earned premiums increased by 10 per cent from £9,820 million in 2014 to £10,814 million in on an actual exchange rate basis.

Excluding the impact of exchange translation, gross earned premiums in Asia increased by 8 per cent from 2014 to 2015, from £10,004 million on a constant exchange rate in 2014 to £10,814 million in 2015. Our sales performance in Asia continued to benefit from our broad-based multi-channel distribution platform, new product launches and continued actions to improve both distribution scale and productivity. Single premium sales, which are more susceptible to softer economic conditions saw a modest reduction in 2015.

United States

Gross premiums decreased by 13 per cent from £16,887 million in 2015 to £14,685 million in 2016 on an actual exchange rate basis. Excluding the impact of exchange translation, gross premiums in the US decreased by 23 per cent from £19,053 million on a constant exchange rate in 2015 to £14,685 million in 2016. In the US, uncertainty following the announcement of the Department of Labor’s fiduciary duty rule on the distribution of retirement market products has contributed to a marked decline of 22 per cent1 in industry sales of variable annuities. Jackson’s sales from all variable annuity products were also lower as a result. Notwithstanding this reduction in sales, net inflows into Jackson’s separate account asset balances, which drive fee-based earnings on variable annuity business, remained positive at £4.4 billion. More favourable market conditions in the institutional product market provided Jackson with the opportunity to write more business 2016 compared with 2015.

Gross premiums increased by 8 per cent from £15,654 million in 2014 to £16,887 million in 2015 on an actual exchange rate basis. Excluding the impact of exchange translation, gross premiums in the US remained broadly flat from 2014 to 2015 from £16,876 million on a constant exchange rate in 2014 (based on the exchange rates in 2015) to £16,887 million in 2015. Total variable annuity sales remained flat compared with 2014, reflecting Jackson’s continued focus on proactively managing sales of products with living benefits to maintain an appropriate balance of revenue streams and match its annual risk appetite. The proportion of variable annuity sales without living benefits remains significant and broadly in line with last year with Elite Access continuing to be the leader in the investment-only variable annuity market.

[1]	LIMRA/Secure Retirement Institute, US Industrial Annuity participants Report Q3 YTD 2016.

United Kingdom

Gross premiums for UK operations increased by 15 per cent from £8,962 million in 2015 to £10,290 million in 2016, mainly due to our strategy of extending customer access to PruFund’s with-profits investment option via additional product wrappers continues to drive growth in sales. In the current low interest rate environment, consumers are attracted to PruFund’s smoothed multi-asset fund returns and the financial security attaching to its strong capitalisation. We have seen notable success with the build out of PruFund through individual pensions, income drawdown and ISAs. Reflecting this strong performance, total PruFund assets under management of £24.7 billion as at 31 December 2016 were 50 per cent higher than at the start of the year.

Despite this increase, sales from new annuity business reduced from £123 million in 2015 to £41 million, as we scale down our participation in the annuity market.

Gross premiums for UK operations increased from £7,358 million in 2014 to £8,962 million in 2015, mainly due to growing demand for our savings and retirement products and specifically the distinctive PruFund range, with momentum increasing through the year as additional products and services came online including PruFund ISA, flexible income drawdown and our simplified non-advised drawdown pension choices plan.

(b)	Investment return

	Year ended 31 December £m
	2016	2015	2014
Asia operations	2,917	(296)	3,891
US operations	7,612	(789)	5,436
UK operations	22,101	4,417	16,551
Unallocated corporate and intra-group elimination	(119)	(28)	(91)
Total	32,511	3,304	25,787

Investment return principally comprises interest income, dividends, investment appreciation/depreciation (realised and unrealised gains and losses) on investments designated as fair value through profit and loss and realised gains and losses, including impairment losses, on securities designated as amortised cost and available-for-sale. Movements in unrealised appreciation/depreciation of Jackson’s debt securities designated as amortised cost and available-for-sale are not reflected in investment return but are recorded in other comprehensive income.

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

	2016 £m	2015 £m	2014 £m
Asia operations
Policyholder returns
Assets backing unit-linked liabilities	822	(626)	1,069
With-profits business	1,454	(75)	1,915
	2,276	(701)	2,984
Shareholder returns	641	405	907
Total	2,917	(296)	3,891
US operations
Policyholder returns - Assets held to back separate account (unit-linked) liabilities	7,917	(2,033)	3,793
Shareholder returns	(305)	1,244	1,643
Total	7,612	(789)	5,436
UK operations
Policyholder returns
Scottish Amicable Insurance Fund (SAIF)	874	212	608
Assets held to back unit-linked liabilities	3,134	699	1,848
With-profits fund (excluding SAIF)	13,224	3,131	8,958
	17,232	4,042	11,414
Shareholder returns	4,869	375	5,137
Total	22,101	4,417	16,551
Unallocated corporate
Shareholder returns	(119)	(28)	(91)
Group Total
Policyholder returns	27,425	1,308	18,191
Shareholder returns	5,086	1,996	7,596
Total	32,511	3,304	25,787

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

Shareholder returns

For shareholder-backed non-participating business in the UK (comprising its shareholder-backed annuity and other non-linked non-participating business) and of the Asia operations, the investment returns are not directly attributable to policyholders and therefore, impact shareholders’ profit directly. However, for UK shareholder-backed annuity business, where the durations of asset and liability cash flows are closely matched, the discount rate applied to measure liabilities to policyholders (under ‘grandfathered’ UK GAAP and under IFRS 4) reflects movements in asset yields (after allowances for the future defaults) of the backing portfolios. Therefore, the net impact on the shareholders’ profits of the investment returns of the assets backing liabilities of the UK shareholder-backed annuity business is determined after taking into account the consequential effect on the movement in policyholder liabilities.

Changes in shareholders’ investment returns for US operations reflect primarily movements in the investment income, and realised gains and losses together with movements in the value of the derivative instruments held to manage interest rate exposures and durations within the general account (including variable annuity and fixed index annuity guarantees), GMIB reinsurance and equity derivatives held to manage the equity risk exposure of guarantee liabilities. Separately within Benefits and Claims, there is a charge for the allocation made to policyholders through the application of crediting rates for Jackson’s relevant lines of business.

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

Asia

The table below provides an analysis of investment return attributable to Asia operations for the years presented:

	Year ended 31 December £m
	2016	2015	2014
Interest/dividend income (including foreign exchange gains and losses)	1,513	1,028	1,030
Investment appreciation/(depreciation)	1,404	(1,324)	2,861
Total	2,917	(296)	3,891

In Prudential’s Asia operations, debt securities accounted for 55 per cent, 57 per cent and 52 per cent of the total investment portfolio as at 31 December 2016, 2015 and 2014, respectively, with equities comprising 36 per cent, 38 per cent and 43 per cent, respectively. The remaining 9 per cent, 5 per cent and 5 per cent of the total investment portfolio, respectively, primarily comprised loans and deposits with credit institutions. Investment return increased from a loss of £296 million in 2015 to a gain of £2,917 million in 2016. This increase was due primarily to an increase of £2,728 million in investment appreciation from £1,324 million of depreciation in 2015 to an appreciation of £1,404 million in 2016. The changes in the equity markets and the interest rates affecting the value movement in debt securities during 2016 have been mixed across the region. The gain of £2,728 million was driven primarily by favourable change in the debt securities and equities held by the with-profits funds and unit-linked business of the Asia operations.

Investment return decreased from £3,891 million in 2014 to £(296) million in 2015. This decrease was due primarily to a decrease of £4,185 million in investment appreciation from £2,861 million of appreciation in 2014 to a depreciation of £1,324 million in 2015. The charge of £4,185 million was driven primarily by adverse movements on debt securities values following movements in bond yields across the region during the year and less favourable equity market movements compared with 2014.

United States

The table below provides an analysis of investment return attributable to US operations for the years presented:

	Year ended 31 December £m
	2016	2015	2014
Investment return of investments backing US separate account liabilities	7,917	(2,033)	3,793
Other investment return	(305)	1,244	1,643
Total	7,612	(789)	5,436

In the US, investment return increased from negative £789 million in 2015 to £7,612 million in 2016. This £8,401 million favourable change arose from an increase of £9,950 million in the investment return on investments backing variable separate account liabilities from a loss of £2,033 million in 2015 to a gain of £7,917 million in 2016 and a decrease of £1,549 million in other investment return from a gain of £1,244 million to a loss of £305 million. The primary driver for the £8,401 million increase in investment return on investments backing variable annuity separate account liabilities as compared with 2015 was the favourable movements in the US equity markets in 2016 on a larger separate account asset balance. The decrease in other investment return reflects the value movements in derivatives held to manage interest rate and equity risk exposures as discussed in note B1.2 to the consolidated financial statements.

Investment return decreased from £5,436 million in 2014 to negative £789 million in 2015. This £6,225 million adverse change arose from a decrease of £5,826 million in the investment return on investments backing variable separate account liabilities from a gain of £3,793 million in 2014 to a loss of £2,033 million in 2015 and a decrease of £399 million in other investment return from £1,643 million to £1,244 million. The primary driver for the £5,826 million decrease in investment return on investments backing variable annuity separate account liabilities as compared with 2014 was the adverse movements in the US equity markets in 2015 on a larger separate account asset balance. The decrease in other investment return reflects the value movements in derivatives held to manage interest rate and equity risk exposures as discussed in note B1.2 to the consolidated financial statements.

United Kingdom

The table below provides an analysis of investment return attributable to UK operations for the years presented:

	Year ended 31 December £m
	2016	2015	2014
Interest/dividend income	6,019	6,430	6,056
Investment appreciation (depreciation) and other investment return	16,082	(2,013)	10,495
Total	22,101	4,417	16,551

In Prudential’s UK operations, equities accounted for 29 per cent, 28 per cent and 26 per cent of the total investment portfolio as at 31 December 2016, 2015 and 2014, respectively. Debt securities comprised 50 per cent, 51 per cent and 53 per cent, respectively, with investment properties accounting for 8 per cent, 8 per cent and 8 per cent of the total investment portfolio in each respective year. The remaining 13 per cent, 13 per cent and 13 per cent of the total investment portfolio as at 31 December 2016, 2015 and 2014, respectively, related to loans, deposits with credit institutions, investments in partnerships in investment pools and derivative assets. Within debt securities of £93 billion (2015: £85 billion; 2014: £89 billion) as at 31 December 2016, 66 per cent (2015: 68 per cent; 2014: 70 per cent) consisted of corporate debt securities.

Interest and dividend income decreased by £411 million from £6,430 million in 2015 to £6,019 million in 2016, and increased by £374 million from £6,056 million in 2014 to £6,430 million in 2015.

The increase in investment appreciation and other investment return of £18,095 million from a loss of £2,013 million in 2015 to a gain of £16,082 million in 2016 principally reflects gains on bonds following fall in UK gilt yields in 2016.

Unallocated corporate and intragroup elimination

Investment return for unallocated corporate and intragroup elimination was negative £119 million in 2016 compared with negative £28 million in 2015 and negative £91 million in 2014.

(c)	Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance

	Year ended 31 December £m
	2016	2015	2014
Asia operations*	(11,311)	(6,555)	(9,794)
US operations	(20,214)	(13,029)	(19,761)
UK operations*	(27,841)	(10,072)	(20,614)
Total	(59,366)	(29,656)	(50,169)
*	The Asia and UK benefits and claims exclude intra-group transactions.

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

Total benefit and claims and movements in unallocated surplus of with-profits funds increased by £29,710 million in 2016 to a charge of £59,366 million compared with a charge of £29,656 million in 2015 and a charge of £50,169 million in 2014. The amounts of this year-on-year charge attributable to each of the underlying reasons as stated above are shown below.

Benefits and claims and movements in unallocated surplus of with-profits funds net of reinsurance can be further analysed as follows.

	Year ended 31 December £m
	2016	2015	2014
Claims incurred, net of reinsurance	(25,730)	(23,763)	(22,331)
Increase in policyholder liabilities, net of reinsurance	(32,804)	(5,395)	(27,774)
Movement in unallocated surplus of with-profits funds	(832)	(498)	(64)
Benefits and claims and movement in unallocated surplus, net of reinsurance	(59,366)	(29,656)	(50,169)

The charge for benefits and claims and movements in unallocated surplus, net of reinsurance of £59,366 million (2015: £29,656 million; 2014: £50,169 million) shown in the table above includes the effect of accounting for investment contracts without discretionary participation features (as defined by IFRS 4) in accordance with IAS 39 to reflect the deposit nature of the arrangement.

Additionally the movement in policyholder liabilities and unallocated surplus of with-profits funds represents the amount recognised in the income statement and therefore excludes the effect of foreign exchange translation differences on the policyholder liabilities of foreign subsidiaries and the movement in liabilities arising on acquisition and disposals of subsidiaries in the year.

The movement in policyholder liabilities recognised in the income statement includes reserving for inflows from premiums net of upfront charges, release of liabilities for claims paid on surrenders, withdrawals, maturities and deaths, change due to investment return to the extent of the amounts allocated to policyholders or reflected in the measurement of the policyholder liabilities and other changes in the liability measurement.

However, the principal driver for the year on year variations in the increases and decreases in policyholder liabilities is the investment return element due to the inherent nature of market fluctuations. These variations are driven by changes to investment return reflected in the statement of financial position measurement of liabilities for Prudential’s with-profits, SAIF and unit-linked policies (including US separate account business). In addition, for those liabilities under IFRS, in particular, liabilities relating to the UK annuity business, where the measurement reflects the yields on assets backing the liabilities, the year-on-year changes in investment yields also contribute significantly to variations in the measurement of policyholder liabilities. The principal driver for variations in the change in unallocated surplus of with-profits funds is the value movements on the investment assets of the with-profits funds to the extent not reflected in policyholder liabilities.

An analysis of statement of financial position movements in policyholder liabilities and unallocated surplus of with-profits funds is provided in note C4.1 to the consolidated financial statements. The policyholder liabilities shown in the analysis in note C4.1 are gross of reinsurance and include the full movement in the year of investment contracts without discretionary participating features (as defined in IFRS 4). Further, this analysis has been prepared to include the Group’s share of the policyholder liabilities of the Asia joint ventures that are accounted for on an equity method basis in the Group’s financial statements.

The principal variations in the movements in policyholder liabilities and movements in unallocated surplus of with-profits funds for each regional operation are discussed below.

Asia

In 2016, benefits and claims and movements in unallocated surplus of with-profits funds totalled £11,311 million, representing an increase of £4,756 million compared with the charge of £6,555 million in 2015. In 2015, benefits and claims and movements in unallocated surplus of with-profits funds totalled £6,555 million, representing a decrease of £3,239 million compared with the charge of £9,794 million in 2014.

The amounts of the year-on-year change attributable to each of the underlying reasons are shown below:

	Year ended 31 December £m
	2016	2015	2014
Claims incurred, net of reinsurance	(4,530)	(4,151)	(4,351)
Increase in policyholder liabilities, net of reinsurance	(7,120)	(2,074)	(5,463)
Movement in unallocated surplus of with-profits funds	339	(330)	20
Benefits and claims and movement in unallocated surplus, net of reinsurance	(11,311)	(6,555)	(9,794)

The growth in the policyholder liabilities in Asia over the three-year period reflected the increase due to the combined growth of new business and the in-force books in the region.

The variations in the movements in policyholder liabilities in individual years were, however, primarily due to movement in investment returns. This was as a result of asset value movements that are reflected in the unit value of the unit-linked policies, which represent a significant proportion of the Asia operations’ business. In addition, the policyholder liabilities of the Asia operations’ with-profits policies also fluctuated with the investment performance of the funds.

United States

Except for institutional products and certain term annuities which are classified as investment products under IAS 39 for the purpose of IFRS reporting, deposits into the US operations’ products are recorded as premiums, withdrawals and surrenders and are included in benefits and claims, and the resulting net movement is recorded under other reserve movements within benefits and claims. Benefits and claims also include interest credited to policyholders.

In 2016, the accounting charge for benefits and claims increased by £7,185 million to £20,214 million compared with £13,029 million in 2015. In 2015, the accounting charge for benefits and claims decreased by £6,732 million to £13,029 million compared with £19,761 million in 2014.

The amounts of the year-on-year change attributable to each of the underlying reasons are shown below:

	Year ended 31 December £m
	2016	2015	2014
Claims incurred, net of reinsurance	(11,026)	(9,688)	(8,506)
Increase in policyholder liabilities, net of reinsurance	(9,188)	(3,341)	(11,255)
Benefits and claims, net of reinsurance	(20,214)	(13,029)	(19,761)

The movements year-on-year in the claims incurred for the US operations as shown in the table above also included the effects of translating the US dollar results into pounds sterling at the average exchange rates for the relevant years.

The charges in each year comprise amounts in respect of variable annuity and other business. For variable annuity business, there are two principal factors that contribute to the variations in the charge, in any given period. First, the investment return on the assets backing the variable annuity separate account liabilities changed to a £7,917 million credit in 2016 from a £2,033 million debit in 2015 and a £3,793 million credit in 2014 as shown in the section ‘Investment return (b) United States’ above. The second principal effect is the growth of the variable annuity business in force. This can be illustrated by the positive net cash flows of the US insurance operations’ variable annuity separate account liabilities in note C4.1(c) ‘Reconciliation of movement in policyholder liabilities’ to the consolidated financial statements. The net flows of the variable annuity separate account liabilities shown in that note were a positive £4,393 million in 2016 with a positive £7,887 million for 2015 and a positive £7,974 million for 2014.

United Kingdom

Overall, benefits and claims and the movement in unallocated surplus recorded in the income statement was a charge of £27,841 million in 2016 compared with a £10,072 million charge in 2015 and a £20,614 million charge in 2014. The year-on-year changes attributable to each of the underlying reasons are shown below, together with a further analysis of the amounts included in respect of the movements in policyholder liabilities by type of business:

	Year ended 31 December £m
	2016	2015	2014
Claims incurred, net of reinsurance	(10,174)	(9,924)	(9,474)
Decrease/(increase) in policyholder liabilities, net of reinsurance
SAIF	39	752	366
Shareholder-backed annuity business	(2,591)	301	(2,157)
Unit-linked and other non-participating business	(2,080)	171	(3,536)
With-profits (excluding SAIF)	(11,865)	(1,204)	(5,729)
	(16,498)	20	(11,056)
Movement in unallocated surplus of with-profits funds	(1,169)	(168)	(84)
Benefits and claims and movement in unallocated surplus, net of reinsurance	(27,841)	(10,072)	(20,614)

Claims incurred in the UK operations in 2016 were £10,174 million, compared with £9,924 million in 2015 and £9,474 million in 2014.

As has been explained above, the principal driver for variations in amounts allocated to the policyholders is changes to investment returns.

In aggregate, as a result of the higher market returns in 2016 compared with 2015 there has been a corresponding impact on benefits and claims and movements in unallocated surplus of with-profits funds in the year, moving from a net charge of £10,072 million in 2015 to a net charge of £27,841 million in 2016. Conversely, the market returns in 2015 were negative compared with 2014, resulting in a movement from a net charge of £20,614 million in 2014 to a net charge of £10,072 million in 2015.

SAIF is a ring-fenced fund with no new business written. The decrease in policyholder liabilities in SAIF reflects the underlying decreasing policyholder liabilities as the liabilities run off. The variations from year to year are, however, affected by the market valuation movement of the investments held by SAIF, which are wholly attributable to policyholders.

For shareholder-backed annuity business, the decreases/(increases) in policyholder liabilities reflect the effect of altered investment yield reflected in the discount rate applied in the measurement of the liabilities, together with other factors such as changes in premium income for new business and altered assumptions.

For unit-linked business, the primary driver of the variations in the decreases/(increases) in the policyholder liabilities were due to the movement in the market value of the unit-linked assets as reflected in the unit value of the unit-linked policies.

The part of Prudential where variations in amounts attributed to policyholder liabilities and unallocated surplus are most significant is the UK with-profits business (excluding SAIF). As explained in note C4.2 to the consolidated financial statements, the liabilities for UK with-profits policyholders are determined on an asset-share basis that incorporates the accumulation of investment returns and all other items of income and outgoings that are relevant to each policy type. Accordingly, the movement in policyholder liabilities in the income statement will fluctuate with the investment return of the fund. Separately, the excess of assets over liabilities of the fund represents the unallocated surplus. This surplus will also fluctuate on a similar basis to the market value movement on the investment assets of the fund with the movement reflected in the income statement. In addition, other items of income and expenditure affect the level of movement in policyholder liabilities (to the extent reflected in assets shares) and unallocated surplus.

The correlation between total net income (loss) before benefits and claims and movement in unallocated surplus, on the one hand, and the (charge) credit for benefits and claims and movement in unallocated surplus, on the other, for the UK component of the PAC with-profits fund (excluding SAIF) is illustrated numerically by the following table for each of the years presented. In summary, the correlation principally arises due to the following factors:

(a)	Investment return is included in full in the income statement and is attributable either to contracts or unallocated surplus.
(b)	Investment return, to the extent attributable to contracts, directly affects asset share liabilities, which are reflected in the income statement through changes in policyholder liabilities.
(c)	Investment return, to the extent attributable to unallocated surplus, forms the majority part of the movement in such surplus in the income statement.

	Year ended 31 December £m
	2016	2015	2014
Earned premiums, net of reinsurance(i)	9,261	6,507	3,007
Investment return	13,185	3,130	8,958
Other income	177	210	72
Acquisition costs and other expenditure	(1,288)	(1,318)	(961)
Share of profit from joint ventures	22	53	129
Tax charge	(739)	(148)	(440)
Total net income before benefit and claims and movement in unallocated surplus, net of reinsurance	20,618	8,434	10,765
Charges of:
Claims incurred	(7,410)	(6,745)	(6,115)
Increase in policyholder liabilities(i)	(11,824)	(1,307)	(4,366)
Movement in unallocated surplus of with-profits funds	(1,169)	(168)	(84)
Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	(20,403)	(8,220)	(10,565)
Shareholders’ profit after tax	215	214	200

Note

(i)	For the purposes of presentation in Prudential’s consolidated financial information, references to the UK with-profits fund also include, for convenience, the amounts attaching to Prudential’s UK Defined Charge Participating Sub-fund which includes the with-profits annuity business transferred to Prudential from the Equitable Life Assurance Society on 31 December 2007. Profits to shareholders emerge on a ‘charges less expenses’ basis and policyholders are entitled to 100 per cent of the investment earnings.

Separately, the cost of current year bonuses which are attributable to policyholders is booked within the movement in policyholder liabilities. One-ninth of the declared cost of policyholders’ bonus is attributable to shareholders and represents the shareholders’ profit. Both of these amounts, by comparison with the investment return, movement in other constituent elements of the change in policyholder liabilities and the change in unallocated surplus, are relatively stable from year to year.

In 2016, the income statement of the UK component of the PAC with-profits funds was charged with a transfer of £1,169 million to the unallocated surplus. This transfer, together with a corresponding transfer in the unallocated surplus of the Asia with-profits funds and the effect of exchange rate movements, resulted in an increase in Prudential’s unallocated surplus from £13.1 billion in 2015 to £14.3 billion in 2016. This movement reflected the net effect of changes in the value of assets, liabilities (incorporating policyholder bonuses and other elements of asset shares attributable to policyholders), and the shareholders’ share of the cost of bonuses for 2016.

The surplus for distribution in future years will reflect the aggregate of policyholder bonuses and the cost of bonuses attributable to shareholders, which is currently set at 10 per cent of the total bonus. The policyholder bonuses comprise the aggregate of regular and final bonuses. When determining policy payouts, including final bonuses, Prudential considers asset shares of specimen policies.

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

The factors that the PAC Board considers in setting bonus rates are described in more detail in the section headed ‘With-profits products’ in the section headed ‘United Kingdom—Basis of profits—Bonus Rates’ and are summarised in note C4.2(c) UK to the consolidated financial statements.

(d)	Acquisition costs and other expenditure

	Year ended 31 December £m
	2016	2015	2014
Asia operations	(3,868)	(2,929)	(2,616)
US operations	(1,963)	(2,376)	(1,589)
UK operations	(3,083)	(2,917)	(2,580)
Unallocated corporate and intra-group elimination	66	14	33
Total	(8,848)	(8,208)	(6,752)

Total acquisition costs and other expenditure of £8,848 million in 2016 were 8 per cent higher than the £8,208 million incurred in 2015. Total acquisition costs and other expenditure of £8,208 million in 2015 were 22 per cent lower than the £6,752 million incurred in 2014.

Asia

Total acquisition costs and other expenditure for Asia in 2016 were £3,868 million compared with £2,929 million in 2015 and £2,616 million in 2014. The increase of £939 million from 2015 to 2016 and £313 million from 2014 to 2015 were due to increased acquisition costs and increases in other operating expenses as the business continues to expand. The increase of £939 million from 2015 to 2016 includes an exchange translation impact of £347 million. Excluding the effect of currency volatility, total acquisition costs and other expenditure increased by £592 million from 2015 to 2016.

United States

Total acquisition costs and other expenditure for the US of £1,963 million in 2016 represented a decrease of £413 million over the amount of £2,376 million in 2015. The £2,376 million in 2015 in turn represented an increase of £787 million from the £1,589 million in 2014.

The decrease of £413 million from 2015 to 2016 includes an exchange translation impact of £304 million. Excluding the effect of currency volatility, total acquisition costs and other expenditure decreased by £717 million from 2015 to 2016.

The year-on-year movements primarily reflected changes in the charge for acquisition costs in the income statement, net of change in deferred acquisition costs, of which a significant element is due to the amortisation attaching to the varying level of short-term fluctuations in investment returns in each year.

United Kingdom

Total acquisition costs and other expenditure for the UK increased by 6 per cent from £2,917 million in 2015 to £3,083 million in 2016. Total acquisition costs and other expenditure for the UK increased by 13 per cent from £2,580 million in 2014 to £2,917 million in 2015.

The year-on-year movements were primarily affected by the changes in the charge for investment gains relating to funds managed on behalf of third parties which are consolidated but have no recourse to the Group, which decreased by £496 million from £769 million in 2015 to £273 million in 2016 and increased by £361 million from 2014 to 2015. The 2016 other expenditure for the UK includes the establishment of a £175 million provision for the cost of undertaking a review of past non-advised annuity sales practices and related potential redress.

Unallocated corporate and intra-group elimination

Other net expenditure represented a credit of £66 million in 2016, a credit of £14 million in 2015 and a credit of £33 million in 2014.

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

Year ended 31 December	Average rate
2012	1.59
2013	1.56
2014	1.65
2015	1.53
2016	1.35

The following table sets forth the high and low noon buying rates for pounds sterling expressed in US dollars per pound sterling for each of the previous six months:

	High	Low
September 2016	1.34	1.30
October 2016	1.28	1.22
November 2016	1.25	1.22
December 2016	1.27	1.22
January 2017	1.26	1.21
February 2017	1.26	1.24

On 17 March 2017 the latest practicable date prior to this filing, the noon buying rate was £1.00 = $1.24

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

New Business results are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. New business results are categorised as single premiums and annual regular premiums. New business results are also summarised by annual premium equivalents (APE) which are calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts. The amounts are not, and are not intended to be, reflective of premium income recorded in the IFRS income statement. EEV basis new business profits and margins are also published semi-annually.

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

Additional Information on Liquidity and Capital Resources

Prudential Capital operates a central treasury function for Prudential, which has overall responsibility for managing Prudential’s capital funding program as well as its central cash and liquidity positions. Prudential arranges the financing of each of its subsidiaries primarily by raising external finance either at the parent company level or at the operating company level.

After making sufficient enquiries the directors of Prudential have a reasonable expectation that the Company and the Group have adequate resources to continue their operations for a period of at least 12 months from the date that the financial statements are approved.

Liquidity sources

The parent company including the central finance subsidiaries held cash and short-term investments of £2,626 million, £2,173 million and £1,480 million as at 31 December 2016, 2015 and 2014, respectively. The sources of cash in 2016 included dividends, loans and net cash amounts received from operating subsidiaries. Prudential received £1,718 million in net cash remittances from business units in 2016, compared with £1,625 million received in 2015 and £1,482 million received in 2014. These remittances primarily comprise dividends from business units and the shareholders’ statutory transfer from the PAC long-term with-profits fund (UK Life Fund) relating to earlier bonus declarations.

Shareholders’ statutory transfer

In 2016, PAC declared a total surplus of £2,198 million (2015: £2,208 million) from PAC’s primary with-profits sub-fund, of which £1,983 million (2015: £1,994 million) was added to with-profits policies and £215 million (2015: £214 million) was distributed to shareholders. These amounts included annual bonus rates of 1.50 per cent for Prudence Bond and 1.50 per cent for personal pensions.

Dividends, loans and net cash amounts received from subsidiaries

Under UK company law, dividends can only be paid if a company has distributable reserves sufficient to cover the dividend. In PAC, Prudential’s largest operating subsidiary, distributable reserves arise from the emergence of profits from the company’s long-term business. For the company’s with-profits business the profits reflect the profit transfer to shareholders that occurs upon the declaration of bonuses to policyholders of with-profit products. See ‘Shareholders’ statutory transfer’ above. Prudential’s insurance and fund management subsidiaries’ ability to pay dividends and loans to the parent company is restricted by various laws and regulations. Jackson is subject to state laws that limit the dividends payable to its parent company. Dividends in excess of these limitations generally require approval of the state insurance commissioner. The table below shows the dividends, loans and other net cash amounts received by Prudential from the principal operating subsidiaries for 2016 and 2015:

Dividends, loan and net cash amounts received in:	2016 £m	2015 £m
Asia operations	516	467
US operations	420	470
UK Insurance operations (mainly PAC)	300	301
M&G	290	302
Prudential Capital	45	55
Other UK	147	30
Total	1,718	1,625

Each of Prudential’s main operations generates sufficient profits to pay dividends to the parent. The amount of dividends paid by the Prudential’s main operations is determined after considering the development, growth and investment requirements of the operating businesses. Prudential does not believe that the legal and regulatory restrictions on the ability of any one of its businesses to pay dividends to the parent, constitutes a material limitation on the ability of Prudential plc to meet its cash obligations.

Liquidity resources and requirements by operating business

UK life insurance

The liquidity sources for Prudential’s UK life insurance businesses comprise premiums, deposits and charges on policies, investment income, proceeds from the sale and maturity of investments, external borrowings and capital contributions from the parent company. The liquidity requirements comprise benefits and claims, operating expenses, interest on debt, purchases of investments. Amounts are distributed to the parent company after considering capital requirements.

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

Further information on the Solvency II capital position of the UK insurance operations as at 31 December 2016 is provided in section II(b) of the Additional Unaudited Financial Information section.

M&G

The principal liquidity source for M&G is fee income for managing retail, institutional and the internal investment funds of Prudential’s UK operations. The principal liquidity requirements are for operating expenses and to meet Client Assets Sourcebook (CASS) requirements. Amounts are distributed to the parent company after considering capital requirements. Capital requirements are driven by fixed operating expenses. As at 31 December 2016, M&G met the relevant regulatory requirements.

US life insurance

The liquidity sources for Jackson are its cash, short-term investments and publicly traded bonds, premium income deposits received on certain annuity and institutional products, investment income, repurchase agreements, utilisation of a short-term borrowing facility with the Federal Home Loan Bank of Indianapolis and capital contributions from the parent company.

Liquidity requirements are principally for purchases of new investments and businesses, repayment of principal and interest on debt, payments of interest on surplus notes, funding of insurance product liabilities including payments for policy benefits, surrenders, maturities and new policy loans, and funding of expenses including payment of commissions operating expenses and taxes. As at 31 December 2016, Jackson’s outstanding notes and bank debt included:

•	US$92 million of bank loans from the Federal Home Loan Bank of Indianapolis, collateralised by mortgage-related securities and mortgage loans; and
•	US$593 million of surplus notes maturing in 2027.

Significant increases in interest rates and disintermediation can create sudden increases in surrender and withdrawal requests by policyholders and contract holders. Other factors that are not directly related to interest rates can also give rise to disintermediation risk, including but not limited to changes in ratings from rating agencies, general policyholder concerns relating to the life insurance industry (eg the unexpected default of a large, unrelated life insurer) and competition from other products, including non-insurance products such as mutual funds, certificates of deposit and newly developed investment products. Most of the life insurance, annuity and institutional products Jackson offers permit the policyholder or contract holder to withdraw or borrow funds or surrender cash values. At 31 December 2016, a majority of Jackson’s fixed annuity reserves include policy restrictions such as surrender charges and market value adjustments to discourage early withdrawal of policy and contract funds.

Jackson uses a variety of asset-liability management techniques to provide for the orderly provision of cash flow from investments and other sources as policies and contracts mature in accordance with their normal terms.

Jackson’s principal sources of liquidity to meet unexpected cash outflows associated with sudden and severe increases in surrenders and withdrawals are its portfolio of liquid assets and its net operating cash flows. As at 31 December 2016, the portfolio of cash, short-term investments and publicly traded bonds and equities amounted to US$46.3 billion. Operating net cash inflows for Jackson in 2016 were US$2.8 billion.

As at 31 December 2016, the statutory capital and surplus of Jackson was US$4.9 billion, which was in excess of the requirements set out under Michigan insurance law. Jackson is also subject to risk-based capital guidelines that provide a method to measure the adjusted capital that a life insurance company should have for regulatory purposes, taking into account the risk characteristics of Jackson’s investments and products. As at 31 December 2016, Jackson’s total risk based capital ratio under the National Association of Insurance Commissioners’ definition exceeded the Michigan standards.

Asia life insurance

The liquidity sources for Prudential’s Asia life insurance businesses comprise premiums, deposits and charges on policies, investment income, proceeds from the sale and maturity of investments, external borrowings and capital contributions from the parent company. The liquidity requirements comprise benefits and claims, operating expenses, interest on debt and purchases of investments. Amounts are distributed to the parent company after considering capital requirements.

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

Contractual obligations

Contractual obligations of the Group with specified payment dates as at 31 December 2016 were as follows:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	£m
Policyholder liabilities(i)	508,741	27,792	57,905	57,206	365,838
Long-term debt(ii)	6,798	275			6,523
Other borrowings(ii)	3,666	1,754	755	156	1,001
Capital lease obligations	49	3	5	4	37
Operating lease obligations	412	107	137	72	96
Purchase obligations(iii)	1,124	989	135
Obligations under funding, securities lending and sale and repurchase agreements	5,031	5,031
Other long-term liabilities(iv)	9,514	9,195	139	95	85
Total	535,335	45,146	59,076	57,533	373,580

	£m	£m
Reconciliation to consolidated statement of financial position:
Total contractual obligations per above		535,335
Difference between policyholder liabilities per above (based on undiscounted cash flows) and total policyholder liabilities and unallocated surplus of with-profits funds per balance sheet:
Total policyholder liabilities and unallocated surplus of with-profits funds per the consolidated statement of financial position	403,313
Policyholder liabilities (undiscounted) per above	(508,741)	(105,428)

Other short-term/non-contractual obligations:
Current tax liabilities	649
Deferred tax liabilities	5,370
Accruals, deferred income and other creditors (excluding capital and operating lease obligations and purchase obligations)	12,236
Derivative liabilities	3,252
Liabilities held for sale	4,293	25,800

Other items		124
Total liabilities per consolidated statement of financial position		455,831

Notes

(i)	Amounts shown in respect of policyholder liabilities represent estimated undiscounted cash flows for Prudential’s life assurance contracts. In determining the projected payments, account has been taken of the contract features, in particular that the amount and timing of policyholder benefit payments reflect either surrender, death, or contract maturity. In addition, the undiscounted amounts shown include the expected payments based on assumed future investment returns on assets backing policyholder liabilities. The projected cash flows exclude the unallocated surplus of with-profits funds. As at 31 December 2016, on the IFRS basis of reporting, the unallocated surplus was £14,317 million. The unallocated surplus represents the excess of assets over liabilities, including policyholder ‘asset share’ liabilities, which reflect the amount payable under the ‘grandfathered’ realistic Peak 2 reporting regime of the PRA. Although accounted for as a liability, as permitted by IFRS 4, there is currently no expected payment date for the unallocated surplus.

(ii)	The amounts represent the contractual maturity of amounts of borrowings included in the consolidated statement of financial position (i.e. excludes future interest payments) as shown in note C6.2 to Prudential’s consolidated financial statements. Long-term debt comprises the core structural borrowings of shareholder-financed operations and the £100 million 8.5 per cent undated subordinated guaranteed bonds of Scottish Amicable Finance plc. Other borrowings comprise operational borrowings attributable to shareholder-financed operations and borrowings attributable to with-profits operations but excluding the £100 million 8.5 per cent undated subordinated guaranteed bonds of Scottish Amicable Finance plc.

(iii)	Comprising unfunded commitments for investments in limited partnerships of £465 million (2015: £299 million) and unfunded commitments related to mortgage loans of £201 million (2015: £64 million) and commitments to purchase or develop investment properties of £458 million (2015: £409 million).

(iv)	Amounts due in less than one year include amounts attributable to unit holders of consolidated unit trusts and similar funds of £8,687 million.

Group consolidated cash flows

The discussion that follows is based on the consolidated statement of cash flows prepared under IFRS and presented in the consolidated financial statements of this Form 20-F.

Net cash inflows in 2016 were £1,281 million. This amount comprised inflows of £2,201 million from operating activities less outflows of £549 million from investing activities less outflows of £371 million from financing activities.

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

The Group held cash and cash equivalents of £10,065 million at 31 December 2016 compared with £7,782 million and £6,409 million at 31 December 2015 and 2014, respectively.

Group Risk Framework

Risk Management

1.	Introduction

2016 has been a year of extraordinary global change, starting with market turbulence in China, followed by the UK’s vote to leave the EU and ending with the election of a new president in the US.

Even in such a year, we have maintained a strong and sustained focus on planning for the possibility of, and ultimately managing, the market volatility and macroeconomic uncertainty arising from these events. Our Risk Management Framework and risk appetite have allowed us to control successfully our risk exposure throughout the year. Our strong governance, processes and controls enable us to deal with the uncertainty ahead in order to continue helping our customers achieve their long-term financial goals.

For our shareholders, we generate value by selectively taking exposure to risks that are adequately rewarded and that can be appropriately quantified and managed. We retain risks within a clearly defined risk appetite, where we believe doing so contributes to value creation and the Group is able to withstand the impact of an adverse outcome. For our retained risks, we ensure that we have the necessary capabilities, expertise, processes and controls to manage appropriately the exposure.

This section explains the main risks inherent in our business and how we manage these evolving risks, with the aim of ensuring we maintain an appropriate risk profile.

2.	Risk governance, culture and our risk management cycle

Prudential defines ‘risk’ as the uncertainty that we face in successfully implementing our strategies and objectives. This includes all internal or external events, acts or omissions that have the potential to threaten the success and survival of the Group. As such, material risks will be retained selectively where we think there is value to do so, and where it is consistent with the Group’s risk appetite and philosophy towards risk-taking.

The following section provides more detail on our risk governance, culture and risk management process.

a.	Risk governance

Our risk governance comprises the organisational structures, reporting relationships, delegation of authority, roles and responsibilities, and risk policies that the Group head office and the business units establish to make decisions and control their activities on risk-related matters. This encompasses individuals, Group-wide functions and committees involved in the management of risk.

i.	Risk committees and governance structure

Our Risk governance structure is led by the Group’s Risk Committee, supported by independent non-executives on risk committees of major subsidiaries. These committees monitor the development of the risk management framework, the Group’s risk appetites, limits, and policies, as well as its risk culture. We have in place a comprehensive risk management cycle to identify, measure, manage and monitor our risk exposures.

In addition to the risk committees mentioned, there are various executive risk forums to ensure risk issues are shared and considered across the Group. These are led by the Group Executive Risk Committee which is supported by a number of specific committees including in relation to security and information security where specialist skills are required.

ii.	Risk Management Framework

The Group’s Risk Management Framework has been developed to monitor and manage the risk of the business at all levels and is owned by the Board. The aggregate Group exposure to the key risk drivers is monitored and managed by the Group Risk function whose responsibility it is to review, assess and report on the Group’s risk exposure and solvency position from the Group economic, regulatory and ratings perspectives.

The Framework requires that all our businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group—the ‘Risk Management Cycle’ (see below) and is based on the concept of the ‘three lines of defence’, comprising risk taking and management, risk control and oversight, and independent assurance.

A major part of the Risk Management Cycle is the annual assessment of the Group’s risks which are considered key. These key risks range from risks associated with the economic, market, political and regulatory environment; those that we assume when writing our insurance products and by virtue of the investments we hold; and those that are inherent in our business model and its operation. This is used to inform risk reporting to the risk committees and the Board for the year.

iii.	Risk appetite, limits and triggers

The extent to which we are willing to take risk in the pursuit of our objective to create shareholder value is defined by a number of risk appetite statements, operationalised through measures such as limits, triggers and indicators. The Group risk appetite is approved by the Board and is set with reference to economic and regulatory capital, liquidity and earnings volatility. The Group risk appetite is aimed at ensuring that we take an appropriate level of aggregate risk and covers all risks to shareholders, including those from participating and third party business. We have no appetite for material losses (direct or indirect) suffered as a result of failing to develop, implement and monitor appropriate controls to manage operational risks. Group limits operate within the risk appetite to constrain the material risks, while triggers and indicators provide further constraint and ensure escalation. The Group Chief Risk Officer determines the action to be taken upon any breaches.

The Group Risk function is responsible for reviewing the scope and operation of these measures at least annually, to determine that they remain relevant. The Board approves all changes made to the Group’s Risk Appetite Framework. We define and monitor aggregate risk limits based on financial and non-financial stresses for our earnings volatility, liquidity and capital requirements.

Earnings volatility

The objectives of the aggregate risk limits seek to ensure that:

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

Liquidity

The objective is to ensure that the Group is able to generate sufficient cash resources to meet financial obligations as they fall due in business as usual and stressed scenarios. Risk appetite with respect to liquidity risk is measured using a Liquidity Coverage Ratio which considers the sources of liquidity versus liquidity requirements under stress scenarios.

Capital requirements

The limits aim to ensure that:

•	The Group meets its internal economic capital requirements;
•	The Group achieves its desired target rating to meet its business objectives; and
•	Supervisory intervention is avoided.

The two measures used at the Group level are Solvency II capital requirements and internal economic capital requirements. In addition, capital requirements are monitored on local statutory bases.

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

iv.	Risk policies

These set out the specific requirements which cover the fundamental principles for risk management within the Group Risk Framework. Policies are designed to give some flexibility so that business users can determine how best to comply with policies based on their local expertise.

There are core risk policies for credit, market, insurance, liquidity and operational risks and a number of internal control policies covering internal model risk, underwriting, dealing controls and tax risk management. They form part of the Group Governance Manual, which was developed to make a key contribution to the sound system of internal control that we maintain in line with the UK Corporate Governance Code and the Hong Kong Code on Corporate Governance Practices. Group Head Office and business units must confirm that they have implemented the necessary controls to evidence compliance with the Group Governance Manual on an annual basis.

v.	Risk standards

The Group-wide Operating Standards provide supporting detail to the higher level risk policies. In many cases they define the minimum requirements for compliance with Solvency II regulations which in some areas are highly prescriptive. The standards are more detailed than policies.

b.	Our risk culture

Culture is a strategic priority of the Board who recognise the importance of good culture in the way that we do business. Risk culture is a subset of broader organisational culture, which shapes the organisation-wide values that we use to prioritise risk management behaviours and practices.

An evaluation of risk culture is part of the Risk Management Framework and in particular seeks to identify evidence that:

•	Senior management in business units articulate the need for good risk management as a way to realise long-term value and continuously support this through their actions.
•	Employees understand and care about their role in managing risk—they are aware of and openly discuss risk as part of the way they perform their role; and
•	Employees invite open discussion on the approach to the management of risk.

Key aspects of risk culture are also communicated through the Code of Conduct and the policies in the Group Governance Manual, including the commitments to the fair treatment of our customers and staff. The approach to the management of risk is also a key part of the evaluation of the remuneration of executives. Risk culture is an evolving topic across the financial services industry and we will be continuing work to evaluate and embed a strong risk culture through 2017.

c.	The risk management cycle

The risk management cycle comprises processes to identify, measure and assess, manage and control, and monitor and report on our risks.

i.	Risk identification

Group-wide risk identification takes place throughout the year, and includes processes such as our Own Risk and Solvency Assessment (ORSA) and the horizon-scanning performed as part of our emerging risk management process.

On an annual basis, a top-down identification of the Group’s key risks is performed which considers those risks that have the greatest potential to impact the Group’s operating results and financial condition. A bottom-up process of risk identification is performed by the business units who identify, assess and document risks, with appropriate coordination and challenge from the risk functions.

The Group ORSA report pulls together the analysis performed by a number of risk and capital management processes, which are embedded across the Group, and provides quantitative and qualitative assessments of the Group’s risk profile, risk management and solvency needs on a forward-looking basis. The scope of the report covers the full known risk universe of the Group.

Reverse stress testing, which requires us to work backwards from an assumed point of business model failure, is another tool that helps us to identify the key risks and scenarios that may materially impact the Group.

Our emerging risk management process identifies potentially material risks which have a high degree of uncertainty around timing, magnitude and propensity to evolve. The Group holds emerging risk sessions over the year to identify emerging risks which includes input from local subject matter and industry experts. We maintain contacts with thought leaders and peers to benchmark and refine our process.

The risk profile is a key output from the risk identification and risk measurement processes, and is used as a basis for setting Group-wide limits, management information, assessment of solvency needs, and determining appropriate stress and scenario testing. The risk identification processes support the creation of our annual set of key risks, which are then given enhanced management and reporting focus.

ii.	Risk measurement and assessment

All identified risks are assessed based on an appropriate methodology for that risk. All quantifiable risks which are material and mitigated by holding capital are modelled in the Group’s internal model, which is used to determine capital requirements under Solvency II and our own economic capital basis. Governance arrangements are in place to support the internal model, including independent validation and process and controls around model changes and limitations.

iii.	Risk management and control

The control procedures and systems established within the Group are designed to manage reasonably the risk of failing to meet business objectives and are detailed in the Group risk policies. This can of course only provide reasonable and not absolute assurance against material misstatement or loss. They focus on aligning the levels of risk taking with the achievement of business objectives.

The management and control of risks are set out in the Group risk policies, and form part of the holistic risk management approach under the Group’s ORSA. These risk policies define:

•	The Group’s risk appetite in respect of material risks, and the framework under which the Group’s exposure to those risks is limited;
•	The processes to enable Group senior management to effect the measurement and management of the Group material risk profile in a consistent and coherent way; and
•	The flows of management information required to support the measurement and management of the Group material risk profile and to meet the needs of external stakeholders.

The methods and risk management tools we employ to mitigate each of our major categories of risks are detailed in section 4 below.

iv.	Risk monitoring and reporting

The identification of the Group’s key risks informs the management information received by the Group risk committees and the Board. Risk reporting of key exposures against appetite is also included, as well as ongoing developments in other key and emerging risks.

3.Summary risks

The table below is a summary of the key risks facing the Group, which can be grouped into those which apply to us because of the global environment in which we operate, and those which arise as a result of the business that we operate—including risks arising from our investments, the nature of our products and from our business operations.

‘Macro’—risks

Some of the risks that we are exposed to are necessarily broad given the external influences which may impact on the Group. These risks include:

•	Global economic conditions. Changes in global economic conditions can impact us directly; for example by leading to poor returns on our investments and increasing the cost of promises we have made to our customers. They can also have an indirect impact; for example economic pressures could lead to decreased savings, reducing the propensity for people to buy our products. Global economic conditions may also impact on regulatory risk for the Group by changing prevailing political attitudes towards regulation.

•	Geopolitical risk. The geopolitical environment is increasingly uncertain with political upheaval in the UK, the US and the Eurozone. Uncertainty in these regions, combined with conflict in the Middle East and increasing tensions in east Asia underline that geopolitical risks are truly global and their potential impacts are wide-ranging; for example through increased regulatory risk. The geopolitical and economic environments are increasingly closely linked, and changes in the political arena may have direct or indirect impacts on our Group.

•	Digital disruption. The emergence of advance technologies such as artificial intelligence and block chain is providing an impetus for companies to rethink their existing operating models and how they interact with their customers. Prudential is embracing the opportunities presented by digitalisation and is closely monitoring any risks which arise.

Risks from our investments	Risks from our products	Risks from our business operations

Global economic conditions – see above – have a large impact on those risks from our investments.

Our fund investment performance is a fundamental part of our business in providing appropriate returns for our customers and shareholders, and so is an important area of focus.

Credit risk

Is the potential for reduced value of our investments due to the uncertainty around investment returns arising from the potential for defaults of our investment counterparties.

Invested credit risk arises from our asset portfolio. We increase sector focus where necessary.

The assets backing the UK and Jackson’s annuity business mean credit risk is a significant focus for the Group.

Insurance risks

The nature of the products offered by the Group exposes it to insurance risks, which are a significant part of our overall risk profile.

The insurance risks that we are exposed to by virtue of our products include longevity risk (policyholders living longer than expected); mortality risk (policyholders with life protection dying); morbidity risk (policyholders with health protection becoming ill) and persistency risk (customers lapsing their policies).

From our health protection products, increases in the costs of claims (including the level of medical expenses) increasing over and above price inflation (claim inflation) is another risk.

Operational risks

As a Group, we are dependent on the appropriate and secure processing of a large number of transactions by our people, IT infrastructure and outsourcing partners, which exposes us to operational risks and reputational risks.

Information security risk is a significant consideration within operational risk, including both the risk of malicious attack on our systems as well as risks relating to data security and integrity and network disruption. The size of Prudential’s IT infrastructure and network, our move toward digitisation and the increasing number of high profile cyber security incidents across industries means that this will continue to be an area of high focus.

Market risk

Is the potential for reduced value of our investments resulting from the volatility of asset prices as driven by fluctuations in equity prices, interest rates, foreign exchange rates and property prices. In our Asia business, our main market risks arise from the value of fees from our fee-earning products.

In the US, Jackson’s fixed and variable annuity books are exposed to a variety of market risks due to the assets backing these policies.

In the UK, exposure relates to the valuation of the proportion of the with-profits fund’s future profits which is transferred to the shareholders (future transfers), which is dependent on equity, property and bond values.

M&G invests in a broad range of asset classes and its income is subject to the price volatility of global financial and currency markets.

Liquidity risk

Is the risk of not having sufficient liquid assets to meet our obligations as they fall due , and incorporates the risk arising from funds composed of illiquid assets. It results from a mismatch between the liquidity profile of assets and liabilities.

The processes that determine the price of our products and reporting the results of our long-term business operations require us to make a number of assumptions. Where experience deviates from these assumptions our profitability may be impacted.

Across our business units, persistency and morbidity risks are among the largest insurance risks for our Asia business given our strong focus on health protection products in the region.

For the UK and Jackson, the most significant insurance risk is longevity risk driven by their annuity businesses.

Regulatory risk

We also operate under the ever-evolving requirements set out by diverse regulatory and legal regimes (including tax), as well as utilising a significant number of third parties to distribute products and to support business operations; all of which add to the complexity of the operating model if not properly managed.

The number of regulatory changes under way across Asia, in particular those focusing on consumer protection means that regulatory change in the region is also considered a key risk.

Both Jackson and the UK operate in highly regulated markets. Regulatory reforms could materially impact our businesses, and regulatory focus continues to be high.

4.	Further risk information

In reading the sections below, it is useful to understand that there are some risks that our policyholders assume by virtue of the nature of their products, and some risks that the Company and its shareholders assume. Examples of the latter include those risks arising from assets held directly by and for the Company or the risk that policyholder funds are exhausted. This report is focused mainly on risks to the shareholder, but will include those which arise indirectly through our policyholder exposures.

4.1	Risks from our investments

a.	Market risk

The main drivers of market risk in the Group are:

•	Investment risk (including equity and property risk);
•	Interest rate risk; and
•	Given the geographical diversity of our business, foreign exchange risk.

With respect to investment risk, equity and property risk arises from our holdings of equity and property investments, the prices of which can change depending on market conditions.

The valuation of our assets (particularly the bonds that we invest in) and liabilities are also dependent on market interest rates and exposes us to the risk of those moving in a way that is detrimental for us.

Given our global business, we earn our profits and hold assets in various currencies. The translation of those into our reporting currency exposes us to movements in foreign exchange rates.

Our main investment risk exposure arises from the portion of the profits from the UK with-profits fund to which we are entitled to receive; the value of the future fees from our fee-earning products in our Asia business; and from the asset returns backing Jackson’s variable annuities business.

Our interest rate risk is driven in the UK by our need to match our assets and liabilities; from the guarantees of some non unit-linked investment products in Asia; and the cost of guarantees in Jackson’s fixed, fixed index and variable annuity business.

The methods that we use to manage and mitigate our market risks include the following:

•	Our market risk policy;
•	Risk appetite statements, limits and triggers that we have in place;
•	The monitoring and oversight of market risks through the regular reporting of management information;
•	Our asset and liability management programmes;
•	Use of derivative programmes, including, for example, interest rate swaps, options and hybrid options for interest rate risk;
•	Regular deep dive assessments; and
•	Use of currency hedging.

Investment risk

(Audited)

In the UK business, our main investment risk arises from the assets held in the with-profits funds. Although this is mainly held by our policyholders, a proportion of the fund’s profit (one tenth) is transferred to us and so our investment exposure relates to the future valuation of that proportion (future transfers). This investment risk is driven mainly by equities in the fund, although there is some risk associated with other investments such as property and bonds. Some hedging to protect from a reduction in the value of these future transfers against falls in equity prices is performed outside the fund using derivatives. The with-profits funds large Solvency II own funds—estimated at £8.4 billion as at 31 December 2016 (31 December 2015: £7.6 billion)—helps to protect against market fluctuations and helps the fund to maintain appropriate solvency levels. The with-profits funds Solvency II own funds are partially protected against falls in equity markets through an active hedging programme within the fund.

In Asia, our shareholder exposure to equity price movements results from unit-linked products, where our fee income is linked to the market value of the funds under management. Further exposure arises from with-profits businesses where bonuses declared are broadly based on historical and current rates of return on equity.

In Jackson, investment risk arises from the assets backing customer policies. In the case of spread-based business, including fixed annuities, these assets are generally bonds, and shareholder exposure comes from the minimum returns needed to meet the guaranteed rates that we offer to policyholders. For our variable annuity business, these assets include both equities and bonds. In this case, the main risk to the shareholder comes from the guaranteed benefits that can be included as part of these products. Our exposure to this kind of situation is reduced by using a derivative hedging programme, as well as through the use of reinsurance to pass on the risk to third party reinsurers.

Interest rate risk

(Audited)

While long-term interest rates in advanced economies have broadly increased since mid-2016, they remain close to historical lows. Some products that we offer are sensitive to movements in interest rates. We have already taken a number of actions to reduce the risk to the in-force business, as well as re-pricing and restructuring new business offerings in response to these historically low interest rates. Nevertheless, we still retain some sensitivity to interest rate movements.

Interest rate risk arises in our UK business from the need to match cash payments to meet annuity obligations with the cash we receive from our investments. To minimise the impact on our profit, we aim to match the duration (a measure of interest rate sensitivity) of assets and liabilities as closely as possible and the position is monitored regularly. Under the Solvency II regulatory regime, additional interest rate risk results from the way the balance sheet is constructed, such as the requirement for us to include a risk margin. The UK business continually assesses the need for any derivatives in managing its interest rate sensitivity. The with-profits business is exposed to interest rate risk because of underlying guarantees in some of its products. Such risk is largely borne by the with-profits fund itself but shareholder support may be required in extreme circumstances where the fund has insufficient resources to support the risk.

In Asia, our exposure to interest rate risk arises from the guarantees of some non unit-linked investment products. This exposure exists because it may not be possible to hold assets which will provide cash payments to us which match exactly those payments we in turn need to make to policyholders—this is known as an asset and liability mismatch and although it is small and appropriately managed, it cannot be eliminated.

Jackson is exposed to interest rate risk in its fixed, fixed index and variable annuity books. Movements in interest rates can impact on the cost of guarantees in these products, in particular the cost of guarantees may increase when interest rates fall. We actively monitor the level of sales of variable annuity products with guaranteed living benefits, and together with the risk limits we have in place this helps us to ensure that we are comfortable with the interest rate and market risks we incur as a result. The Jackson hedging programme in place includes hybrid derivatives to protect us from a combined fall in interest rates and equity markets since Jackson is exposed to the combination of these market movements.

Foreign exchange risk

(Audited)

The geographical diversity of our businesses means that we have some exposure to the risk of exchange rate fluctuations. Our operations in the US and Asia, which represent a large proportion of our operating profit and shareholders’ funds, generally write policies and invest in assets in local currencies. Although this limits the effect of exchange rate movements on local operating results, it can lead to fluctuations in our Group financial statements when results are reported in UK sterling.

We retain revenues locally to support the growth of our business and capital is held in the local currency of the business to meet local regulatory and market requirements. We accept the foreign exchange risk this can produce when reporting our Group balance sheet and income statement. In cases where a surplus arises in an overseas operation which is to be used to support Group capital, or where a significant cash payment is due from an overseas subsidiary to the Group, this foreign exchange exposure is hedged where we believe it is economically favourable to do so. Generally, we do not have appetite for significant direct shareholder exposure to foreign exchange risks in currencies outside local territories, but we do have some controlled appetite for this on fee income and on non-sterling investments within the with-profits fund. Where foreign exchange risk arises outside our appetite, currency borrowings, swaps and other derivatives are used to manage our exposure.

b.	Credit risk

We invest in bonds that provide a regular, fixed amount of interest income (fixed income assets) in order to match the payments we need to make to policyholders. We also enter into reinsurance and derivative contracts with third parties to mitigate various types of risk, as well as holding cash deposits at certain banks. As a result, we are exposed to credit risk and counterparty risk across our business.

Credit risk is the potential for reduction in the value of our investments which results from the perceived level of risk of an investment issuer being unable to meet its obligations (defaulting). Counterparty risk is a type of credit risk and relates to the risk that the counterparty to any contract we enter into being unable to meet their obligations causing us to suffer loss.

We use a number of risk management tools to manage and mitigate this credit risk, including the following:

•	Our credit risk policy;
•	Risk appetite statements and limits that we have defined on issuers, counterparties and the average credit quality of the portfolio;

•	Collateral arrangements we have in place for derivative transactions;
•	The Group Credit Risk Committee’s oversight of credit and counterparty credit risk and sector and/or name-specific reviews. During 2016, it has conducted sector reviews in the banking (UK and Asia) and energy sectors;
•	Regular deep dive assessments; and
•	Close monitoring or restrictions on investments that may be of concern.

Debt and loan portfolio

(Audited)

Our UK business is mainly exposed to credit risk on fixed income assets in the shareholder-backed portfolio. At 31 December 2016, this portfolio contained fixed income assets worth £35.6 billion. Credit risk arising from a further £55.2 billion of fixed income assets is largely borne by the with-profits fund, to which the shareholder is not directly exposed although under extreme circumstances shareholder support may be required if the fund is unable to meet payments as they fall due.

The value of our debt portfolio in our Asia business was £36.5 billion at 31 December 2016. The majority (69 per cent) of the portfolio is in unit-linked and with-profits funds and so exposure of the shareholder to this component is minimal. The remaining 31 per cent of the debt portfolio is held to back the shareholder business.

Credit risk also arises in the general account of the Jackson business, where £40.7 billion of fixed income assets are held to support shareholder liabilities including those from our fixed annuities, fixed index annuities and life insurance products.

The shareholder-owned debt and loan portfolio of the Group’s asset management business of £2.4 billion as at 31 December 2016 mostly belongs to our Prudential Capital (PruCap) operations.

Certain sectors have been under pressure during 2016, including the European banking sector. Most of the focus on the latter was around UK banks due to Brexit concerns, Italian banks and certain banks at risk of fines for the mis-selling of mortgage securities leading up to the 2008 financial crisis. We subject these sectors to ongoing monitoring and regular management information reporting to the Group’s risk committees. Certain sectors are also subject to our watch list and early warning indicator monitoring processes.

Further details of the composition and quality of our debt portfolio, and exposure to loans, can be found in the IFRS financial statements.

Group sovereign debt

(Audited)

We also invest in bonds issued by national governments, that are traditionally seen as safer investments. This sovereign debt represented 19 per cent or £17.1 billion of the shareholder debt portfolio as at 31 December 2016 (31 December 2015: 17 per cent or £12.8 billion). 4 per cent of this was rated AAA and 92 per cent was considered investment grade (31 December 2015: 94 per cent investment grade). At 31 December 2016, the Group’s shareholder holding in Eurozone sovereign debt1 was £767 million. 75 per cent of this was rated AAA (31 December 2015: 75 per cent rated AAA). We do not have any sovereign debt investments in Greece.

The particular risks associated with holding sovereign debt are detailed further in our disclosures on risk factors.

The exposures held by the shareholder-backed business and with-profits funds in sovereign debt securities at 31 December 2016 are given in Note C3.2(f) of the Group’s IFRS financial statements.

Bank debt exposure and counterparty credit risk

(Audited)

Our exposure to banks is a key part of our core investment business, as well as being important for the hedging and other activities we undertake to manage our various financial risks. Given the importance of our relationship with our banks, exposure to the sector is a considered a key risk for the Group with an appropriate level of management information provided to the Group’s risk committees and the Board.

The exposures held by the shareholder-backed business and with-profits funds in bank debt securities at 31 December 2016 are given in Note C3.2(f) of the Group’s IFRS financial statements.

Our exposure to derivative counterparty and reinsurance counterparty credit risk is managed using an array of risk management tools, including a comprehensive system of limits.

Where appropriate, we reduce our exposure, buy credit protection or use additional collateral arrangements to manage our levels of counterparty credit risk.

At December 2016, shareholder exposures by rating and sector are shown below:

•	96 per cent of the shareholder portfolio is investment grade rated. In particular, 68 per cent of the portfolio is rated A- and above; and
•	The Group’s shareholder portfolio is well diversified: no individual sector makes up more than 10 per cent of the total portfolio (excluding the financial and sovereign sectors).

c.	Liquidity risk

Our liquidity risk arises from the need to have sufficient liquid assets to meet policyholder and third-party payments as they fall due. This incorporates the risk arising from funds composed of illiquid assets and results from a mismatch between the liquidity profile of assets and liabilities. Liquidity risk may arise, for example, where external capital is unavailable at sustainable cost, increased liquid assets are required to be held as collateral under derivative transactions or redemption requests are made against Prudential issued illiquid funds.

We have significant internal sources of liquidity, which are sufficient to meet all of our expected cash requirements for at least 12 months from the date the financial statements are approved, without having to resort to external sources of funding. In total, the Group has £2.6 billion of undrawn committed facilities that we can make use of, expiring in 2020. We have access to further liquidity by way of the debt capital markets, and also have in place an unlimited commercial paper programme and have maintained a consistent presence as an issuer in this market for the last decade.

Liquidity uses and sources are assessed at a Group and business unit level under both base case and stressed assumptions. We calculate a Liquidity Coverage Ratio (LCR) under stress scenarios as one measure of our liquidity risk, and this ratio and the liquidity resources available to us are regularly monitored and are assessed to be sufficient.

Our risk management and mitigation of liquidity risk include:

•	Our liquidity risk policy;
•	The risk appetite statements, limits and triggers that we have in place;
•	The monitoring of liquidity risk we perform through regular management information to committees and the Board;
•	Our Liquidity Risk Management Plan, which includes details of the Group Liquidity Risk Framework as well as gap analysis of our liquidity risks and the adequacy of our available liquidity resources under normal and stressed conditions;
•	Regular stress testing;
•	Our established contingency plans and identified sources of liquidity;
•	Our ability to access the money and debt capital markets;
•	Regular deep dive assessments; and
•	The access we enjoy to external sources of finance through committed credit facilities.

4.2	Risks from our products

a.	Insurance risk

Insurance risk makes up a significant proportion of our overall risk exposure. The profitability of our businesses depends on a mix of factors including levels of, and trends in, mortality (policyholders dying), morbidity (policyholders becoming ill) and persistency (customers lapsing their policies), and increases in the costs of claims, including the level of medical expenses increases over and above price inflation (claim inflation).

The key drivers of the Group’s insurance risks are persistency and morbidity risk in the Asia business; and longevity risk in the Jackson and Prudential UK & Europe businesses.

We manage and mitigate our insurance risk using the following:

•	Our insurance and underwriting risk policies;
•	The risk appetite statements, limits and triggers we have in place;
•	Using longevity, morbidity and persistency assumptions that reflect recent experience and expectation of future trends, and industry data and expert judgement where appropriate;
•	We use reinsurance to mitigate longevity and morbidity risks;
•	Morbidity risk is also mitigated by appropriate underwriting when policies are issued and claims are received;
•	Persistency risk is mitigated through the quality of sales processes and with initiatives to increase customer retention;
•	Medical expense inflation risk mitigated through product re-pricing; and
•	Regular deep dive assessments.

Longevity risk is an important element of our insurance risks for which we need to hold a large amount of capital under Solvency II regulations. Longevity reinsurance is a key tool for us in managing our risk. The enhanced pensions freedoms introduced in the UK during 2015 greatly reduced the demand for retail annuities and further liberalisation is anticipated. Although we have scaled down our participation in the annuity market by reducing new business acquisition, given our significant annuity portfolio the assumptions we make about future rates of improvement in mortality rates remain key to the measurement of our insurance liabilities and to our assessment of any reinsurance transactions.

We continue to conduct research into longevity risk using both experience from our annuity portfolio and industry data. Although the general consensus in recent years is that people are living longer, there is considerable volatility in year-on-year longevity experience, which is why we need expert judgement in setting our longevity basis.

Our morbidity risk is mitigated by appropriate underwriting when policies are issued and claims are received. Our morbidity assumptions reflect our recent experience and expectation of future trends for each relevant line of business.

In Asia, we write significant volumes of health protection business, and so a key assumption for us is the rate of medical inflation, which is often in excess of general price inflation. There is a risk that the expenses of medical treatment increase more than we expect, so the medical claim cost passed on to us is higher than anticipated. Medical expense inflation risk is best mitigated by retaining the right to re-price our products each year and by having suitable overall claim limits within our policies, either limits per type of claim or in total across a policy.

Our persistency assumptions similarly reflect a combination of recent past experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. Any expected change in future persistency is also reflected in the assumption. Persistency risk is mitigated by appropriate training and sales processes and managed locally post-sale through regular experience monitoring and the identification of common characteristics of business with high lapse rates. Where appropriate, we make allowance for the relationship (either assumed or historically observed) between persistency and investment returns and account for the resulting additional risk. Modelling this dynamic policyholder behaviour is particularly important when assessing the likely take-up rate of options embedded within certain products. The effect of persistency on our financial results can vary but mostly depends on the value of the product features and market conditions.

4.3	Risks from our business operations
a.	Operational risk

Operational risk is the risk of loss (or unintended gain or profit) arising from inadequate or failed internal processes, personnel and systems, or from external events. This includes employee error, model error, system failures, fraud or some other event which disrupts business processes.

We manage and mitigate our operational risk using the following:

•	Operational risk and outsourcing and third-party supply policies;
•	Corporate insurance programmes to limit the impact of operational risks;

•	Scenario analysis for operational risk capital requirements, which focus on extreme, yet plausible, events;
•	Internal and external review of cyber security capability; and
•	Regular testing of elements of the disaster-recovery plan.

An important element of operational risk relates to compliance with changing regulatory requirements. The high rate of global regulatory change, in an already complex regulatory landscape, increases the risk of non-compliance due to a failure to identify, correctly interpret, implement and/or monitor regulations. Legislative developments over recent years, together with enhanced regulatory oversight and increased capability to issue sanctions, have resulted in a complex regulatory environment that may lead to breaches of varying magnitude if the Group’s business-as-usual operations are not compliant. As well as prudential regulation, we focus on conduct regulation, including regulations related to anti-money laundering, bribery and corruption, and sales practices. We have a particular focus on these regulations in newer/emerging markets.

The performance of core activities places reliance on the IT infrastructure that supports day-to-day transaction processing. Our IT environment must also be secure and we must address an increasing cyber risk threat as our digital footprint increases—see separate Cyber risk section below. The risk that our IT infrastructure does not meet these requirements is a key area of focus, particularly the risk that legacy IT infrastructure supporting core activities/processes affects business continuity or impacts on business growth.

As well as the above, other key areas of focus within operational risk include:

•	The risk of a significant failure of a third-party outsourcing partner impacting critical services;
•	The risk of trading or transaction errors having a material cost across Group;
•	The risk that errors within models and user-developed applications used by the Group result in incorrect or inappropriate transactions being instructed;
•	Departure of key persons or teams resulting in disruption to current and planned business activities;
•	The risk that key people, processes and systems are unable to operate (thus impacting on the on-going operation of the business) due to a significant unexpected external event; for example pandemic, terrorist attack, natural disaster or political unrest;
•	The risk that a significant project fails or partially fails to meet its objectives, leading to financial loss; and
•	The risk of inadequate or inappropriate controls, governance structures or communication channels in place to support the desired culture and ensure that the business is managed in line with the core business values, within the established risk appetite and in alignment with external stakeholder expectations.

b.	Global regulatory and political risk

Our risk management and mitigation of regulatory and political risk includes the following:

•	A Risk and Capital Plan that includes considerations of current strategies;
•	Close monitoring and assessment of our business environment and strategic risks;
•	Board strategy sessions that consider risk themes;
•	A Systemic Risk Management Plan that details the Group’s strategy and Risk Management Framework; and
•	A Recovery Plan covering corporate and risk governance for managing risks in a distressed environment, a range of recovery options, and scenarios to assess the effectiveness of these recovery options

In June 2016, the UK voted to leave the EU. The potential outcome of the negotiations on UK withdrawal and any subsequent negotiations on trade and access to major trading markets, including the single EU market, is currently highly uncertain.

The ongoing uncertainty and likelihood of a lengthy negotiation period may increase volatility in the markets where we operate, creating the potential for a general downturn in economic activity and for further or prolonged falls in interest rates in some jurisdictions due to easing of monetary policy and investor sentiment. We have several UK-domiciled operations, including Prudential UK and M&G, and these may be impacted by a UK withdrawal from the EU. However, our diversification by geography, currency, product and distribution should reduce some of the potential impact. Contingency plans were developed ahead of the referendum by business units and operations that may be immediately impacted by a vote to withdraw the UK from the EU, and these plans have been enacted since the referendum result.

The EU’s Solvency II Directive came into effect on 1 January 2016; however, the UK’s vote to leave the EU has the potential to result in changes to future applicability of the regime in the UK. In September 2016, following the Brexit vote, the UK Treasury published terms of reference of its consultation into Solvency II to consider the options for British insurers and to assess the impact of the regime on the competitiveness of the UK insurance industry, the needs of UK consumers and the wider UK business economy. The outcome is likely to be dependent on the overall Brexit agreement reached between the UK and EU. Separately, the European Commission has commenced a review of some elements of the application of the Solvency II legislation with a particular focus on the Solvency Capital Requirement calculated using the standard formula.

National and regional efforts to curb systemic risk and promote financial stability are also underway in certain jurisdictions in which Prudential operates, including the Dodd-Frank Wall Street Reform and Consumer Protection Act in the US, and other European Union legislation related to the financial services industry.

There are a number of ongoing policy initiatives and regulatory developments that are having, and will continue to have, an impact on the way Prudential is supervised. These include addressing Financial Conduct Authority (FCA) reviews, ongoing engagement with the Prudential Regulation Authority (PRA), and the work of the Financial Stability Board (FSB) and standard-setting institutions such as the International Association of Insurance Supervisors (IAIS). Decisions taken by regulators, including those related to solvency requirements and capital allocation may have an impact on our business.

The IAIS’s Global Systematically Important Insurers (G-SII) regime form additional compliance considerations for us. Groups designated as G-SIIs are subject to additional regulatory requirements, including enhanced group-wide supervision, effective resolution planning, development of a Systemic Risk Management Plan, a Recovery Plan and a Liquidity Risk Management Plan. Prudential’s designation as a G-SII was reaffirmed by the IAIS in November 2016, based on the updated methodology published in June 2016. Prudential is monitoring the development and potential impact of the policy measures and is continuing to engage with the PRA on the implications of the policy measures and Prudential’s designation as a G-SII. We continue to engage with the IAIS on developments in capital requirements for groups with G-SII designation.

The IAIS is also developing a Common Framework (ComFrame) which is focused on the supervision of Internationally Active Insurance Groups. ComFrame will establish a set of common principles and standards designed to assist regulators in addressing risks that arise from insurance groups with operations in multiple jurisdictions. As part of this, work is underway to develop a global Insurance Capital Standard that is intended to apply to Internationally Active Insurance Groups. Once the development of the Insurance Capital Standard (ICS) has been concluded, it is intended to replace the Basic Capital Requirement as the minimum group capital requirement for G-SIIs.

A consultation on the ICS was concluded in 2016 and the IAIS intends to publish an interim version of ICS in 2017. Further field testing, consultations and private reporting to group-wide supervisors on the interim version of the ICS are expected over the coming years. It is currently planned to be adopted as part of ComFrame by the IAIS in late 2019.

The IAIS’s Insurance Core Principles, which provide a globally-accepted framework for the supervision of the insurance sector and ComFrame evolution, are expected to create continued development in both prudential and conduct regulations over the next two to three years.

In the US, the Department of Labor proposal in April 2016 to introduce new fiduciary obligations for distributors of investment products to holders of regulated accounts, which could dramatically reshape the distribution of retirement products. Jackson’s strong relationships with distributors, history of product innovation and efficient operations should help mitigate any impacts.

The US National Association of Insurance Commissioners (NAIC) is currently conducting an industry consultation with the aim of reducing the complexity in the variable annuity statutory balance sheet and risk management. Following an industry quantitative impact study, changes have been proposed to the current framework; however, these are considered to be at an early stage of development. Jackson continues to be engaged in the consultation and testing process. The proposal is currently planned to be effective from 2018.

With the new US administration having taken office in January 2017, the potential uncertainty as to the timetable and status of these key US reforms has increased given preliminary indications from Washington. Our preparations to manage the impact of these reforms will continue until further clarification is provided.

In Asia, regulatory regimes are developing at different speeds, driven by a combination of global factors and local considerations. New requirements could be introduced in these and other regulatory regimes that challenge legal structures, current sales practices.

c.	Cyber risk

Cyber risk is an area of increased scrutiny for global regulators after a number of recent high profile attacks and data losses. The growing maturity and industrialisation of cyber-criminal capability, together with an increasing level of understanding of complex financial transactions by criminal groups, are two reasons why risks to the financial services industry are increasing.

Given this, cyber security is seen as a key risk for the Group. Our current threat assessment is that, while we are not individually viewed as a compelling target for a direct cyber-attack, we are at risk of suffering attacks as a member of the global financial services industry, with potentially significant impact on business continuity, our customer relationship and our brand reputation.

The Board receives periodic updates on cyber risk management throughout the year. The current Group-wide Cyber Risk Management Strategy and the associated Group-wide Coordinated Cyber Defence Plan were approved by the Board in 2016.

The Cyber Risk Management Strategy includes three core objectives: to develop a comprehensive situational awareness of our business in cyberspace, to pro-actively engage cyber attackers to minimise harm to our business and to enable the business to grow confidently and safely in cyberspace.

The Cyber Defence Plan consists of a number of work-streams, including developing our ability to deal with incidents; alignment with our digital transformation strategy; and increasing cyber oversight and assurance to the Board.

Protecting our customers remains core to our business, and the successful delivery of the Cyber Defence Plan will reinforce our capabilities to continue doing so in cyberspace as we transition to a digital business.

Group functions work with each of the business units to address cyber risks locally within the national and regional context of each business, following the strategic direction laid out in the Cyber Risk Management Strategy and managed through the execution of the Cyber Defence Plan.

The Group Information Security Committee, which consists of senior executives from each of the businesses and meets on a regular basis, governs the execution of the Cyber Defence Plan and reports on delivery and cyber risks to the Group Executive Risk Committee. Both committees also receive regular operational management information on the performance of controls.

[1]	Excludes Group’s proportionate share in joint ventures and unit-linked assets and holdings of consolidated unit trust and similar funds.

SUPERVISION AND REGULATION OF PRUDENTIAL

Prudential’s principal insurance and investment operations are in Asia, the United Kingdom (‘UK’), and the United States (‘US’). Accordingly, it is subject to applicable Asian, UK and US insurance and other financial services regulation which is discussed below.

Group Supervision

The Prudential Regulation Authority (‘PRA’) is Prudential Group’s ‘lead supervisor’, with a key focus on solvency and financial soundness.

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

Global Regulatory Developments and Trends

There are a number of ongoing policy initiatives and regulatory developments at a global level that are having, and will continue to have, an impact on the way Prudential is supervised. These include the work of the Financial Stability Board (‘FSB’) (an international body established to coordinate, develop and promote effective regulatory, supervisory and other financial sector policies in the interests of financial stability) and the work of standard-setting institutions such as the International Association of Insurance Supervisors (‘IAIS’) and the International Organisation of Securities Commissions (‘IOSCO’).

Since 2010, the IAIS, under the auspices of the FSB and G20, has been developing two regulatory frameworks for Group-wide insurance supervision. The first, is a set of rules that apply to Global Systemically Important Insurers (G-SIIs) and impose additional regulatory requirements such as enhanced group-wide supervision, resolution planning and development of a Systemic Risk Management Plan, a Recovery Plan and a Liquidity Risk Plan. The IAIS has the responsibility for determining the methodology for designating G-SIIs. The second, ComFrame, or the Common Framework, is a harmonised set of rules for the supervision of internationally active insurance groups (IAIGs). Under ComFrame, the IAIS is currently developing its risk-based global insurance capital standard (ICS). Both sets of rules are intended to increase oversight of insurance groups and enhance capital rules in an attempt to reduce systemic risk. Prudential was reaffirmed as a G-SII on 21 November 2016, and will be subjected to ComFrame standards.

The European Union’s Solvency II Directive came into effect on 1 January 2016, however the future application of the Solvency II regime to UK insurers remains uncertain following the UK’s decision to leave the EU. A series of reviews of the Solvency II Directive are scheduled between 2016 and 2021. It remains unclear what regime will be in place for UK insurers following Brexit.

UK Supervision and Regulation

The Financial Services and Markets Act 2000

Prudential’s insurance and investment businesses in the UK are regulated under the Financial Services and Markets Act 2000 (‘FSMA 2000’), as amended by the Financial Services Act (‘FS Act’) 2012, the Financial Services (Banking Reform) Act 2013 and other legislation. In addition, those businesses are subject to various UK laws (for example, the Data Protection Act 1998 in relation to the processing of customer data and various Pension Acts), some of which require the relevant Prudential entity to be licensed or registered.

UK regulatory regime

There are two principal financial services regulators in the UK:

•	The PRA, which oversees macro-prudential regulation of deposit-takers, insurers and a small number of systemically important investment firms.

•	The FCA, which is responsible for conduct of business regulation of all authorised firms and the prudential regulation of firms not regulated by the PRA.

In discharging their respective functions, the PRA and FCA have separate objectives as defined in FSMA 2000 (as amended by the FS Act). The general objective of the PRA is to promote the safety and soundness of the firms it regulates. The PRA also has an insurance objective, which is to contribute to the securing of an appropriate degree of protection for those who are or may become policyholders. The strategic objective of the FCA is to ensure that the relevant markets that it regulates function properly. The FCA is responsible for the regulation of conduct in retail, as well as wholesale financial markets and the infrastructure that supports those markets. The FCA has three operational objectives: to secure an appropriate degree of protection for consumers; to protect and enhance the integrity of the UK financial system; and to promote effective competition in the interests of consumers.

The approach of the PRA and FCA

Most of Prudential’s subsidiaries that carry on insurance business in the UK, including The Prudential Assurance Company Limited (‘PAC’) and Prudential Pensions Limited are ‘dual-regulated’ firms, meaning they are regulated by the PRA for prudential purposes and by the FCA for conduct purposes. The exceptions are Prudential Distribution Limited and Prudential Financial Planning Limited, which are regulated by the FCA only due to their business model.

Close and regular contact between the PRA and FCA and senior managers remains a feature of the UK regulatory regime. Both regulators have continued to focus on risk and governance frameworks although pursued through distinct supervisory programmes.

Both the PRA and FCA weight their supervisory activity towards those issues and those insurers that, in their judgment, pose the greatest risk to their respective statutory objectives, conducting assessments on a continuous cycle. For significant firms such as Prudential, the PRA conducts an annual detailed business model analysis which (in the case of an insurer) encompasses formulating a projection of an insurer’s ability to generate returns, and any associated risks. The PRA may require the insurer to change its business model if it believes that mitigating measures alone cannot adequately reduce material risks to safety and soundness and policyholder protection.

Main features of regulation applicable to Prudential’s insurance and investment businesses

Principles for Businesses and Fundamental Rules

An authorised firm is subject to a range of ongoing regulatory requirements supervised by the FCA. Dual-regulated firms are supervised by the PRA. Two of the fundamental requirements that must be met at all times are to ensure that the firm has adequate resources to carry on its business, and to meet Fit and Proper requirements. Key features of the respective regulatory requirements are the FCA’s 11 ‘Principles for Businesses’ and the PRA’s 8 ‘Fundamental Rules’. These cover key areas such as the firm’s relationship with the FCA and PRA, the need to conduct business with integrity and the requirement to pay due regard to the interests of customers and treat them fairly.

Individual Accountability

The new Senior Insurance Managers’ Regime (‘SIMR’) has applied since 7 March 2016. It is broadly in line with the regime implemented for the banking sector in the UK, but with some differences which arise from Solvency II systems of governance requirements. The SIMR replaced the approved persons regime previously in place for insurance firms, and brings extra emphasis on the conduct of senior managers and their individual responsibility for decisions. This new emphasis on senior executive conduct and accountability allows the PRA to subject any firm that fails to uphold the new requirements to regulatory censure. Senior managers have core responsibilities prescribed to them, according to their role.

The PRA and FCA have signalled their intention to extend the current banking Senior Managers Regime (SMR) to all financial services institutions by 2018.

Capital requirements for insurers

As noted above, in order to maintain authorised status under the FSMA 2000, firms must continue to satisfy certain threshold conditions which, inter alia, require firms to have adequate resources for the carrying on of their business. The majority of the rules which govern the prudential regulation of insurers are currently found in the ‘Minimum Capital Requirement’, ‘Own Funds’ and ‘Solvency Capital Requirement’ parts of the PRA Rulebook, which came into force on 1 January 2016 as part of the implementation of Solvency II.

Solvency II’s main aim is to ensure the financial stability of the insurance industry and protect policyholders through revised solvency requirements which are better matched to the true risks of the business. The framework is outlined in the Solvency II Directive, with much of the detail in the rules set out in ‘Level 2’ implementing measures. These measures are accompanied by further requirements developed by EIOPA, namely, the Implementing Technical Standards (which aim to ensure the uniform application of the Solvency II Directive) and Guidelines necessary to guarantee convergence of the Solvency II implementation.

A key aspect of Solvency II is the focus on a supervisory review at the level of the individual legal entity. Insurers have been encouraged to improve their risk management processes and are allowed to make use of internal economic capital models to calculate capital requirements, subject to approval by the local regulator (the PRA in the UK). In addition, Solvency II requires firms to develop and embed an effective risk management system as a fundamental element of running the firm.

The regime also requires firms to disclose a considerably greater level of qualitative and quantitative information, both to their own supervisor through Regular Supervisory Reporting (‘RSR’) and to the market through the publication of a Solvency and Financial Condition Report (‘SFCR’). This is intended to increase transparency, allowing easier comparison across the industry and enabling supervisors to identify if firms are heading for financial difficulty at an earlier stage.

Further details on the Group Solvency II capital position at 31 December 2016 are set out in the Capital Position section within Overview of 2016 Financial Performance.

Conduct of Business Rules

The FCA’s Conduct of Business Rules (and, for insurers, the FCA’s Insurance Conduct of Business Rules) stipulate the day-to-day standards that should be observed by authorised persons when carrying on regulated activities.

The scope and range of obligations imposed on an authorised firm under these Rules varies according to its business and the range of its clients. Generally, the obligations imposed on an authorised firm include the need to categorise its clients according to their level of sophistication, provide them with information about the firm, meet certain standards of product disclosure, ensure that promotional materials which it produces are clear, fair and not misleading, assess suitability when advising on certain products, manage conflicts of interest, report appropriately to its clients and provide certain protections in relation to client assets. Additional details of relevance to the insurance and investment businesses are discussed below.

Authorised firms which advise and sell to retail customers packaged products such as life insurance policies are subject to detailed conduct of business obligations relating to product disclosure, assessment of suitability, the range and scope of the advice which the firm provides, and fee and remuneration arrangements.

Financial Advice and Fairness

In March 2016, HM Treasury and the FCA published their final report setting out 28 recommendations to increase the accessibility and affordability of the advice and guidance that consumers receive in the UK. This followed the 2015 launch of the Financial Advice Market Review (‘FAMR’), which was intended to consider the current regulatory and legal frameworks governing the provision of financial advice to consumers, and its effectiveness in ensuring that all consumers have access to the information, advice and guidance necessary to enable them to make effective decisions about their finances.

This review considered all types of retail financial products including pensions, savings, mortgages and insurance. The recommendations focus on three key areas:

•	Affordability: advice and guidance to the mass market should be more cost-effective. Firms should develop more streamlined services and engage with customers in a more effective way. There is a proposal for the FCA to set up a dedicated team to help firms develop large-scale automated advice models to bring these services to market more quickly
•	Accessibility: implementing procedures to help consumers engage more effectively with advice. These include making consumers’ own information more easily available to them and those who advise them; the development of “rules of thumb” and the use of nudges to encourage customers to seek support at key life stages. The report also recommends measures to help employers to give more support to their staff on financial matters
•	Liabilities and consumer redress: recommendations to increase clarity and transparency about the way in which the Financial Ombudsman Service deals with consumer complaints. The report also makes recommendations in relation to the FCA’s review of funding of the Financial Services Compensation Scheme to assist advisers struggling to predict and budget for the levy they have to pay.

The FCA announced in 2014 that it would assess whether life insurance firms are operating historic (often termed ‘legacy’ or ‘heritage’) products in a fair manner. For example, the project assessed:

•	whether firms’ strategies towards these business lines adequately consider the fair treatment of customers;
•	to what extent firms review legacy products to ascertain whether they remain fit for purpose
•	whether customers receive appropriate information about policy benefits
•	the causes of poor fund performance and whether apportionment of costs and expenses to these products is fair
•	the nature and extent of discontinuance charges that potentially inhibit customers from switching to better performing products.

On 3 March 2016, the FCA published a report setting out its findings from the above thematic review covering eleven firms, including Prudential’s UK business. In December 2016, and in view of feedback on the conclusions of the thematic review, the FCA issued a further report which provided guidance on the actions that relevant firms should undertake in order to ensure fair treatment of closed-book customers.

On 14 October 2016, the FCA published their findings following the conclusion of the Thematic Review of Non-Advised Annuity Sales Practices. The FCA wanted to establish whether firms provided customers with sufficient information about enhanced annuities. In conjunction with this, Prudential has agreed with the FCA to review annuities sold without advice after 1 July 2008 to its contract-based defined contribution pension customers. The review will examine whether customers were given sufficient information about their potential eligibility to purchase an enhanced annuity, either from Prudential or another pension provider.The review is expected to commence in 2017 and last a period of three years. A provision of £175 million has been established at 31 December 2016 to cover the costs of undertaking the review and any potential redress. The ultimate amount that will be expended by the Group on the review remains uncertain. Although the Group’s professional indemnity insurance may mitigate the overall financial impact of this review with potential insurance recoveries of up to £175million, no such recovery has been factored in the provision, in accordance with the requirements of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets.”

Consumer protection, the Financial Ombudsman Service (‘FOS’), the Financial Services Compensation Scheme (‘FSCS’) and the Pension Protection Fund (‘PPF’)

Authorised firms must have appropriate complaints handling procedures, the standards for which are defined in the FCA Handbook. However, once these procedures have been exhausted, qualifying complainants may turn to the FOS. The Ombudsman is empowered to order firms to pay fair compensation for loss and damage and may order a firm to take such steps as the Ombudsman determines to be just and appropriate in order to remedy a complaint. The actual level of compensation customers receive will depend on the basis of their claim. The FSCS only pays compensation for financial loss.

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

Financial Crime

The prevention of financial crime is a key element of the FCA’s statutory remit to protect the integrity of the UK financial system. The FCA provides regulatory oversight of financial crime, including anti-money laundering, sanctions, and anti-bribery and corruption. The FCA requires firms to put in place systems and controls to mitigate financial crime risks, and it examines these on an ongoing basis as part of its proactive supervision agenda.

The UK is a member of the Financial Action Task Force (‘FATF’), an international body that sets the standard for anti-money laundering and sanctions. The FATF conducts scheduled mutual evaluation reviews of member countries and these help anticipate future regulatory expectations. The UK will be subject to its next evaluation by 2018.

The European Commission proposed modifications to the Third Anti-Money Laundering Directive (‘AMLD’) which took into account recommendations from the FATF in 2012. The proposals aimed to remove ambiguities in the existing legislation and improve consistency in anti-money laundering and counter-terrorist financing rules across the EU.

The 4th AMLD was adopted by the European Parliament and EU Council of Finance Ministers in May 2015 and will take effect in June 2017. The UK Government is currently consulting on its transposition of this law into national legislation. The business has analysed the revised EU rules and is preparing to implement all required changes once the UK standards have been agreed. UK firms will be required to comply with the updated requirements.

UK firms are required to disclose suspicions of money-laundering to the National Crime Agency. The FCA can take enforcement action against firms that fail to manage their financial crime risks effectively.

General Data Protection Regulation

The European Commission proposed EU Data Protection Reform in January 2012, in order to adapt data protection rules to the digital environment and harmonise the legislative environment across the EU.

The General Data Protection Regulation (‘GDPR’) was adopted by the European Parliament and the EU Council of Finance Ministers in April 2016 and will apply from May 2018. The business is conducting a gap analysis against the new requirements to identify all required changes, create an implementation plan and is working with its outsourced service providers to make necessary changes.

Key insurance functions

From 1 January 2016, the PRA Rulebook introduced the concept of ‘Key Functions”’. An operational failure of any of these Key Functions (due to mismanagement or lack of proper oversight) could lead to significant losses being incurred by the business and a failure of the firm’s ongoing ability to meet its obligations to policyholders. The system of governance of each Solvency II insurance firm and group needs to cover at least the following key functions: risk management, compliance, internal audit and actuarial.

There is a requirement for every insurance company that carries on long-term business to appoint one or more actuaries to perform the actuarial function in respect of all classes of its long-term insurance business and the with-profits actuary function in respect of all classes of any With-Profits business. Alongside the with-profits actuary, and also forming part of the ‘second line of defence’ from a compliance perspective, with-profits businesses are required to appoint a with-profits committee. This committee is composed of independent persons and acts in an advisory capacity to inform the decision-making of an insurer’s governing body and to ensure that the interests of with-profits policyholders are adequately considered. The with-profits committee advises on the appointment of, and works closely with, the with-profits actuary.

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

Pensions

The Pensions Regulator (‘TPR’) is the statutory regulator for all work-based pension schemes in the UK. Its powers are derived from the Pensions Act 2004.

The TPR’s statutory objectives are: to protect members’ benefits; to reduce the risk of situations arising which may lead to compensation being payable from the Pension Protection Fund (‘PPF’); to promote, and to improve understanding of, the good administration of work-based pension schemes; to maximise employer compliance with automatic enrolment duties and the safeguards introduced by the Pensions Act 2008; and to minimise any adverse impact on the sustainable growth of an employer.

A memorandum of understanding between TPR and FCA sets out the arrangements for cooperation and coordination in carrying out their respective regulatory responsibilities between various Pensions Acts, FSMA 2000 and other relevant legislation.

There is a separate ombudsman, The Pensions Ombudsman, who investigates and decides complaints and disputes over the manner in which pension schemes are run, and works closely with The FOS in cases where their remit overlaps.

Regulation of investment business

Certain of Prudential’s subsidiaries are authorised to carry on investment business and are subject to regulation and supervision under FSMA 2000. UK asset management can also be subject to additional regulation in other jurisdictions in which they operate. For example, certain M&G UK subsidiaries that operate outside of the UK are also subject to regulation by local regulatory authorities.

Markets in Financial Instruments Directive (‘MiFID’)

MiFID sets out detailed authorisation and operating conditions for investment firms and regulated markets. In October 2011, the European Commission published proposals to amend MiFID, the ‘MiFID2’ Directive and introduce a new Markets in Financial Instruments Regulation (‘MiFIR’). Implementation of the new laws is due to take effect from 3 January 2018, one year after the original deadline. Firms still face a challenging implementation period, with the detailed rules in the process of being finalised.

Once they take effect, the MiFID 2 Directive and MiFIR will have a broad impact on the financial markets in Europe. The new regulations are wide-ranging and they introduce increased pre- and post-trade transparency for fixed income trading, and also a ban on the majority of inducements for independent advisors and discretionary portfolio managers. The introduction of both these new measures is likely to affect M&G investment management business. M&G has begun taking measures to comply with the draft rules, though further changes may need to be made once these rules are finalised.

Packaged Retail Insurance-Based and Investment Products Regulation (‘PRIIPs’)

In order to facilitate similar disclosure for all investment products sold to retail clients (including insurance contracts), the European Commission proposed adopting a modified version of the Key Investor Information Document (‘KIID’) for all such products. The KIID will be a two-sided information sheet that will give investors all the key facts and figures about a fund. PRIIPs was agreed by the European Parliament and EU Council of Ministers in March 2014 and was due to take effect from 31 December 2016 but has been delayed by one year to 1 January 2018. The relevant entities in the M&G Group to which PRIIPs will apply are currently reviewing the draft ‘Level 2’ rules and have started an implementation project.

European Market Infrastructure Regulation (‘EMIR’)

The Regulation of the European Parliament and of the Council on OTC derivative transactions, central counterparties (‘CCPs’) and trade repositories, widely known as European Market Infrastructure Regulation, (‘EMIR’), came into force on 16 August 2012, with its key provisions taking effect on a phased basis. Full implementation is expected to be achieved by the end of 2020. EMIR’s rules are intended to lessen risk and increase transparency within the OTC derivative markets by introducing for most counterparties: (i) a reporting obligation for all derivatives; (ii) a clearing obligation for eligible OTC derivatives; (iii) measures to reduce counterparty credit risk and operational risk for bilaterally traded OTC derivatives, including through collateral requirements; (iv) common rules for CCPs and for trade repositories; and (v) rules on the establishment of interoperability between CCPs. Funds may have to hold more eligible collateral (cash and government bonds) in order to post initial margin.

The relevant EU-domiciled Prudential Group entities have implemented the necessary changes to comply with EMIR requirements currently in effect, including the start of reporting practices and measures to reduce risk for bilaterally traded OTC derivatives. The clearing obligation for certain interest-rate derivatives applied to Prudential Group entities and a few M&G funds from 21 December 2016 and mandatory two-way variation margin has been posted on non-cleared OTC derivatives since 1 March 2017.

Regimes for the exchange of tax information

Financial institutions in the UK are increasingly being required to provide certain information about their customers, or persons who control their customers, to HMRC. This is due to the introduction and domestic implementation of various international reporting and transparency regimes, including FATCA, the OECD’s Common Reporting Standard (the ‘CRS’) and the EU Directive on administrative cooperation in the field of taxation (the ‘DAC’). The information obtained by HMRC may be exchanged with tax authorities in other countries. The obligations of UK financial institutions to report information to HMRC for the purposes of FATCA, the CRS and the DAC are set out in the International Tax Compliance Regulations 2015 (SI 2015/878) (the “International Tax Compliance Regulations”).

For further information about the impact of FATCA, please see ‘US Supervision and Regulation—Implementation of US Foreign Account Tax Compliance Act (‘FATCA’) provisions’ below.

The UK Government has proposed the introduction of two new criminal offences in relation to corporates which fail to prevent the facilitation of tax evasion by their associated persons (which would include employees acting in the course of their employment). The first offence would relate to the facilitation of the evasion (by any person) of a UK tax liability and the second would relate to the facilitation of evasion (by a UK company or partnership or where the offender or offence has a UK nexus) of a non-UK tax liability. The proposed legislation is contained in the Criminal Finances Bill 2016 and, subject to the legislative process, is currently expected to become law in early 2017 with these new offences coming into force in the second half of 2017. If the Criminal Finances Bill 2016 is enacted into law in its current form, a corporate entity would not be guilty of an offence provided it could demonstrate that it had in place reasonable procedures to prevent its associated persons from facilitating tax evasion. Prudential is reviewing existing procedures to assess the potential impact of this legislation on the business.

Asian Supervision and Regulation

1.	Regulation of insurance business

Prudential’s businesses in Asia are subject to all relevant local regulatory and supervisory schemes. These laws and regulations vary from country to country, but it is the local regulators that typically grant (or revoke) licenses and therefore control the ability to operate a business.

The regulatory environment continues to evolve in Asia, where economies in the region are in various phases of maturity. In general (though there are exceptions), regulators in developing economies continue to build the regulatory framework relevant to their level of economic development. This increased regulatory pressure will continue to affect Prudential’s Asian businesses as Asian regulators begin to focus more on risk based and risk management approaches.

In general, regulatory regimes will include features governing the registration of agents, regulation of product features, approval of products, asset allocation, minimum capital, the basis for calculating the company’s solvency and reserves, the valuation of policyholder liabilities, conditions for outsourcing functions, corporate governance risk management, policyholder and investor protection, as well as anti-money laundering (‘AML’) and sanctions, ‘know your client’ requirements and data protection requirements. Regulatory authorities may also regulate affiliations with other financial institutions, shareholder structures and the injection of capital and payment of dividends. Financial statements and other returns are filed with the regulators. A number of jurisdictions across Asia require insurance companies to participate in policyholder protection schemes (i.e. contribute to a fund to support policyholders in the event of an insurance company failing).

The increasingly extraterritorial approach of certain regulators outside Asia, aimed among other things at protecting financial systems from systemic risks and curbing tax avoidance, could have wider consequences on financial groups in the Asia-Pacific region. For example, financial institutions are required to comply with new tax information exchange/disclosure regulations or standards with extraterritorial reach such as the US Foreign Account Tax Compliance Act (‘FATCA’) provisions’ below and the Organisation for Economic Co-operation and Development’s Common Reporting Standard (‘CRS’) which aims to increase global tax transparency and improve international tax compliance. Significant changes to business processes and systems are required by Prudential’s businesses in Asia in order to comply with the new requirements to identify and report on non-local tax residents. The effects of anti-bribery legislation in the UK, US and elsewhere have also become increasingly significant outside of such legislations’ home jurisdictions. Prudential Corporation Asia’s (‘PCA’s’) business units are required to adhere to Prudential’s group-wide policy designed to comply with the EU Solvency II requirements. Asian regulators are monitoring closely how Solvency II is developed and implemented but are not currently requiring regulated insurance entities to comply.

Conduct of Business and Consumer Protection continue to be a key priority for regulators in Asia. The focus continues to be on product design, commission structure, marketing literature and sales processes, and agency business models.

Significant additional details of the regulatory regimes to which PCA’s insurance operations are subject are discussed below:

Indonesia—PT. Prudential Life Assurance

PT. Prudential Life Assurance is authorised to carry on long-term (i.e. for an indefinite period) insurance business in Indonesia. Prudential’s operations in Indonesia are authorised to distribute life insurance products based on either conventional or Shariah principles, through agency and bancassurance (including direct marketing) channels.

The Otoritas Jasa Keuangan (‘OJK’) is the regulator responsible for supervising the banking industry, capital markets and insurance industry. Established as an independent regulator in 2013, the OJK has assumed supervisory responsibility of the non-bank financial institutions from the Ministry of Finance (‘MoF’) and the banking sector from Bank Indonesia (‘BI’). The financial regulatory regime in Indonesia now operates on a ‘twin peaks’ model with the OJK responsible for microprudential supervision and BI retaining its macroprudential responsibilities. The implementation of AML controls in the insurance industry is monitored by the Indonesian Financial Transaction Reports and Analysis Center (or Pusat Pelaporan dan Analisis Transaksi Keuangan in Indonesian (the ‘PPATK’)).

Pursuant to Law Number 40, year 2014, the Indonesia Government is still discussing the maximum cap on foreign ownership and is expected to issue new regulations in due course. The Indonesia Ministry of Finance is responsible for drafting definitive rules on the maximum cap for foreign ownership. While internal consultations are underway, no specific regulation has been issued to date.

Singapore—Prudential Assurance Company Singapore (Pte.) Limited

Prudential Assurance Company Singapore (Pte.) Limited is registered by the Monetary Authority of Singapore (the ‘MAS’) to design and sell both life and accident and health insurance products pursuant to the Singapore Insurance Act and Financial Advisers Act.

Under the Singapore Insurance Act, the MAS is responsible for insurance regulation and supervision of insurance companies. MAS regulation covers, inter alia, product development, pricing and management of insurance products, market conduct standards, investments undertaken, public disclosure requirements, reinsurance management, maximum representatives tier structure, loans and advances and product disclosure. The MAS also has responsibility for supervising compliance with AML provisions, though suspicious transactions must also be notified to the Commercial Affairs Department, an enforcement agency of the Singapore Police Force.

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

The MAS implemented regulations related to Financial Advisory Industry Review (‘FAIR) in 2015 with the aim of raising the standards and professionalism of the financial advisory industry and enhancing the market efficiency of the distribution of life insurance and investment products in Singapore. FAIR introduced the balanced scorecard remuneration framework that rewards the provision of quality advice in order to align the interests of representatives with that of customers. A direct channel was also required by each insurance company, through which basic insurance products can be purchased with a nominal administration fee, and a web aggregator to enhance comparability amongst life insurance products.

In addition, the Central Provident Fund (the ‘CPF’) Board acts as a trustee of social security savings schemes jointly supported by employees, employers and the government. The CPF Board regulates insurers in the operation of various CPF schemes including the CPF Investment Scheme where CPF monies are used by policyholders to purchase insurance policies such as annuities and investment linked policies.

The MAS and CPF Board have detailed regulatory frameworks to govern insurance companies and the distribution of insurance products in Singapore.

Hong Kong

Prudential currently operates two subsidiaries, Prudential Hong Kong Limited (‘PHKL’) and Prudential General Insurance Hong Kong Limited (‘PGHK’), to manage separately the life and general businesses. Both entities’ market conduct is regulated by the relevant regulators in Hong Kong.

The Office of the Commissioner of Insurance (the ‘OCI’) administers the Insurance Companies Ordinance (the ‘ICO’). The OCI is headed by the Commissioner of Insurance who has been appointed as the Insurance Authority (the ‘IA’) for administering the ICO. The principal functions of the IA are to ensure that the interests of policyholders or potential policyholders are protected and to promote the general stability of the insurance industry, including by authorising insurers to carry on insurance business in Hong Kong, regulating insurers’ conduct primarily through the examination of the annual audited financial statements and business returns insurers submit, and development of legislation and guidelines on insurance supervision.

The Insurance Companies (Amendment) Ordinance 2015 was enacted by the Legislative Council on 10 July 2015. The Amendments Ordinance provides for the establishment of an Independent Insurance Authority (‘IIA’) which will take over the duties of the existing OCI and the three Self-regulatory Organisations and exercise new statutory powers to licence and regulate insurance intermediaries. Currently, Hong Kong relies on three self-regulatory regimes for supervising the conduct of insurance intermediaries—including licensing of agents and brokers, handling complaints, investigation into misconduct and imposing disciplinary sanctions.

The Chairman and Executive Committee members of these self-regulatory organisations are industry practitioners from member companies e.g. Prudential, AIA, AXA. The policy objectives of the IIA are to modernise the regulatory infrastructure to facilitate the stable development of the insurance industry, provide better protection for policyholders, and align with international practice that insurance regulators should be financially and operationally independent of the Government and the industry.

In addition, the sale of mandatory pension products by agents is regulated by the Mandatory Provident Fund Authority (the ‘MPFA’), which licenses and supervises the conduct of MPF intermediaries.

The OCI published a guidance note on Underwriting Long-term Insurance Business (‘GN16’) for traditional life products on 30 July 2015. GN16 aims to promote transparency and fair customer treatment. The key requirements of GN 16 include management supervision, product design, clear information disclosure, suitability assessment, advice to customers, appropriate remuneration structure, ongoing monitoring, and post-sale control. GN16 applied to all new products from 1 April 2016, and existing products from 1 January 2017.

In February 2016, the State Administration of Foreign Exchange in China enforced a limit (that was put in place in 2011) on the use of UnionPay bank cards, Visa and Master Card issued by China domestic banks to purchase insurance products overseas; each transaction is capped at USD 5,000. Since November 2016 UnionPay bank cards are not allowed to be used to pay premiums for insurance products with investment-related contents.

Malaysia—Prudential Assurance Malaysia Berhad

Prudential Assurance Malaysia Berhad has a composite licence to carry out both life and general insurance business in Malaysia.

The Bank Negara Malaysia (‘BNM’) is the central bank of Malaysia and is the regulatory body responsible for supervising and regulating the financial services sector, including the conduct of insurance and Takaful business. BNM places considerable emphasis on fair market conduct by the insurance industry and protection of consumers’ interests and is also responsible for administering legislation in relation to AML matters. BNM has the power to enforce sanctions on financial institutions.

In addition, Prudential Assurance Malaysia Berhad is a member of the Life Insurance Association of Malaysia and the General Insurance Association of Malaysia, which are both self-regulatory bodies. Resolutions and circulars issued by these associations are binding on the member insurance companies.

The Financial Services Action 2013 (‘FSA’) is now the principal legislation governing insurance businesses in Malaysia. Under this new statutory framework, insurers are required to restructure their lines of business. The regulations require additional resources to be allocated to address any weaknesses of internal controls within the business. The FSA also places greater accountability on the board of directors and senior management in their management and oversight of an insurer.

BNM has issued the implementing regulation on 15 February 2016 for composite insurers to establish separate entities or divest one of their lines of business by 1 July 2018. Prudential is considering its intended approach to complying with the requirements of the implementing regulation.

BNM issued the Life Insurance and Family Takaful Framework (‘LIFE Framework’) in November 2015.The LIFE Framework aims to promote innovation and a more competitive market supported by higher levels of professionalism and transparency in the provision of insurance and Takaful products and services. This will be achieved through specific initiatives introduced under the 3 Pillars of the LIFE Framework.

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

The LIFE Framework is being implemented by BNM in phases between 1 December 2015 to 1 January 2019, to take into account the current state of readiness of the life insurers, family Takaful operators and intermediaries, and the level of consumer awareness and literacy.

Market liberalisation measures were introduced by BNM in April 2009, which increases the limit from 49% to 70% on foreign equity ownership for insurance companies and Takaful operators in Malaysia. A higher foreign equity limit beyond 70% for insurance companies will be considered by BNM on a case-by-case basis for companies who can facilitate consolidation and rationalisation of the Malaysian insurance market.

Malaysia (Takaful business)—Prudential BSN Takaful Berhad

Prudential BSN Takaful Berhad (‘Prudential Takaful’) (a Prudential joint venture with Bank Simpanan Nasional) was one of the first overseas insurers to be granted a domestic Takaful License in Malaysia.

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

The BNM’s LIFE Framework referred to in the subsection above also impacts on the family Takaful industry.

Vietnam—Prudential Vietnam Assurance Private Limited

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

Commencing in January 2016, all PVA’s insurance policies must satisfy provisions of the laws on consumer benefit protection regarding format, contents and other aspects which include a review of Terms & Conditions (Policy Provisions), PruQuote (benefit illustrations to customers), Life Certificates, Application Forms and contract amendment notices. All current insurance policies must be registered with the Vietnam Competition Authority under the Ministry of Industry & Trade, in addition to MoF.

Thailand—Prudential Life Assurance (Thailand) Public Company Limited

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

In respect of AML, all life insurance businesses are also regulated by the Anti-Money Laundering Office (‘AMLO’), it is the authority responsible for enforcement of the Anti-Money Laundering Act, B.E. 2542 (1999). AMLO is an independent governmental agency and all suspicious transaction reporting is to be made to the AMLO.

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

India—ICICI Prudential Life Insurance Company Limited

ICICI Prudential Life Insurance Company Limited (an associate in which Prudential has a 26 per cent share and the major shareholder is ICICI Bank Limited) is authorised to carry on long-term life insurance business in India.

Insurance is subject to federal regulation in India. The Insurance Regulatory & Development Authority (‘IRDA’) is the regulator for insurance business in India. The IRDA’s duties include issuing certificates of registration to insurance companies, protecting the interests of policyholders, and regulating, promoting and ensuring the orderly growth of the insurance industry.

The principal legislation for insurance business is the Insurance Act 1938. Regulations and guidelines on specific matters have also been published to fulfil the purposes of the Insurance Act and to provide rules and norms for conduct of operations. In relation to AML and counter financing of terrorism (‘CFT’) requirements, insurers must also adhere to requirements of the Prevention of Money Laundering Act 2002 and specific guidelines issued by the IRDA in this regard. The Financial Intelligence Unit-India (‘FIU-IND’) is entrusted with the responsibility of receiving cash/suspicious transaction reports, analysing them and, as appropriate, disseminating valuable financial information to intelligence/enforcement agencies and regulatory authorities.

The Insurance Law was amended in March 2015, under which Foreign Direct Investment (‘FDI’) limits in an insurance entity were increased from 26 per cent to 49 per cent. In October 2015, IRDA issued guidelines on ‘Indian Owned and Controlled’, which set out the criteria under which control can be exercised through shareholdings, management rights, shareholders’ agreements, voting agreements or any other manner as per the applicable laws. These guidelines also require the nomination/ appointment of the majority of directors (excluding independent directors) and key management personnel (i.e. Chief Executive Officer/Managing Director/Principal Officer) by Indian promoters or investors. In addition, the guidelines require that control over significant policies of the insurance company should be exercised by the company’s board, provided that its bylaws comply with the aforementioned nomination/appointment requirement.

South Korea—PCA Life Insurance Company Limited

PCA Life Insurance Company Limited is authorised to carry on life insurance business in South Korea including but not limited to casualty insurance, illness insurance and nursing insurance.

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

On 10 November 2016, the Prudential Group announced that it had reached an agreement to sell 100 per cent of PCA Life Insurance Company Limited, to Mirae Asset Life Insurance Co. Ltd, for KRW170 billion (equivalent to £114 million at 31 December 2016 closing exchange rate). The transaction is subject to regulatory approval.

China—CITIC-Prudential Life Insurance Company Limited

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

The body responsible for regulation of the insurance sector is the China Insurance Regulatory Commission (‘CIRC’). CIRC reports directly to the State Council. CIRC is authorised to conduct the administration, supervision and regulation of the Chinese insurance market, and to ensure that the insurance industry operates in a stable manner in compliance with the law. CIRC also has local offices in all 41 provinces and selected direct administrative cities and regions across the country, which set and administer implementation rules and guidelines in the application of the regulations introduced by CIRC.

CIRC has focused specific attention on the area of risk prevention, with five identified lines of defence against risks, namely; internal management and control systems, supervision of solvency adequacy, on-site inspection, fund management regulation and insurance security fund. In response to the global financial crisis, more importance has been attached to the supervision of internal control systems, corporate governance, and market conduct and information disclosure by insurance companies.

The People’s Bank of China (‘PBOC’) is entrusted with responsibility and authority to regulate all anti-money laundering activities in China and has actively been developing rules and guidance, requiring insurance companies to abide by the PRC’s main AML law and regulations in connection with capital investment, transfers and set-up of new branches, as well as specifying senior management’s responsibilities on AML.

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

Taiwan—PCA Life Assurance Company Limited

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

Cambodia—Prudential (Cambodia) Life Assurance Plc

Prudential (Cambodia) received its full operating licence from the Ministry of Economy and Finance (MEF) on 31 December 2012 and started selling life insurance policies in January 2013.

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

Laos—Prudential Life Assurance (Lao) Company Limited

Prudential (Laos) was granted a licence to establish a representative office in Laos by the Ministry of Planning and Investment of the Lao People’s Democratic Republic in March 2015, and received its Insurance Business Operating Licence on 5 April 2016. It commenced its life insurance operations in the Laos in May 2016.

Insurance supervision comes under the purview of the Ministry of Finance. The insurance regulatory framework is based on the Law on Insurance dated 21 December 2011 and the Ministerial Instruction on Implementing the Law on Insurance dated 19 February 2014.

2. Regulation of investment and funds businesses and other regulated operations

Prudential conducts investment and fund businesses through subsidiaries or joint ventures (‘JV’) in the following countries in Asia through Eastspring Investments: Hong Kong, Japan, Korea, Taiwan, The People’s Republic of

China, India, Singapore, Malaysia, Vietnam and Indonesia. Eastspring Investments also has a presence in Luxembourg, the US and the UK. All operations are authorised and licensed by the relevant authorities. Depending on the licensing regime in the respective countries, Eastspring entities are generally authorised to conduct fund/investment management and investment advisory activities for both retail and institutional funds. In addition, two of the JV companies are licensed to provide Trust services to funds.

The relevant authorities generally have broad supervisory and disciplinary powers, including the power to set minimum capital requirements, to temporarily or permanently revoke the authorisation to carry on regulated business, to suspend registered employees/licensed representatives, and to invoke censures and fines for both the regulated business and its registered employees/licensed representatives. Although the detailed regulations vary, common features of the regulatory regimes in each jurisdiction tend to include investment restrictions, advertising codes, requirements on treating customers fairly, disclosure requirements in prospectuses and/or marketing materials, requirements to seek unit holders’ approvals in certain instances, provision of financial statements and other periodic disclosures to regulators and audits by regulators.

While the regulatory environment in Asia is in different phases of maturity for each country, there appears to be a trend of similarly themed regulations across the jurisdictions. These include increased corporate governance, disclosures, oversight on outsourcing and Anti-Money Laundering scrutiny. The key features are highlighted below.

Indonesia

PT Eastspring Investments Indonesia is regulated and supervised by the OJK.

Singapore

Eastspring Investments (Singapore) Limited (‘Eastspring Singapore’), an indirect wholly-owned subsidiary of Prudential plc, is regulated by the MAS.

Eastspring Singapore is the appointed fund manager and global distributor of the Luxembourg SICAV funds. As such UCITS and MiFID II are both relevant.

Hong Kong

Products and services offered by Prudential in Hong Kong are regulated under separate statutory regimes by different regulatory bodies, including the Hong Kong Securities and Futures Commission (‘HKSFC’), the Hong Kong Monetary Authority and the Mandatory Provident Fund Schemes Authority (‘MPFA’).

Eastspring Investments (Hong Kong) Limited (‘Eastspring HK’) is licensed with the HKSFC and authorised to deal in and advise on securities and undertake asset management activities in Hong Kong. It also holds a QFII (Qualified Foreign Institutional Investors) license issued by the China Securities Regulatory Commission (‘CSRC’). The company is also registered with the Korea Financial Supervisory Service (KFFS) as an offshore investment advisor for investment advisory business and investment discretionary management business. The funds authorised for offering in Hong Kong by Eastspring HK are also registered in Macau with the Monetary Authority of Macau.

Malaysia

Eastspring Investments Berhad holds a licence for dealing in securities and fund management. Eastspring Al-Wara’ Investments Berhad holds a licence for fund management. Both companies are regulated by the Securities Commission Malaysia.

Vietnam

Eastspring Investments Vietnam is regulated by the State Securities Commission of Vietnam.

India

ICICI Prudential Asset Management Company Limited is approved by the Securities and Exchange Board of India to act as an Investment Manager of ICICI Prudential Mutual Fund.

South Korea

Prudential conducts a fund business in South Korea through an indirect, wholly-owned subsidiary, Eastspring Asset Management Korea Co. Ltd. The bodies responsible for the regulation of asset management companies, investment advisers and discretionary management companies are the FSC and its executive arm, the FSS.

China

CITIC-Prudential Fund Management Company Limited is regulated by the China Securities Regulatory Commission and holds a licence for mutual funds, DAM products, QDII products and advisory services.

The legislative framework of China’s fund industry comprises the China Securities Investment Funds Law and a set of ancillary regulations.

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

Insurance regulatory authorities in all the jurisdictions in which Jackson does business require it to file detailed quarterly and annual financial statements, and these authorities have the right to examine Jackson’s operations and accounts. In addition, Jackson is generally subject to US federal and state laws and regulations that affect the conduct of its business, as well as similar laws and regulations in Canada and the Cayman Islands. New York and Michigan require their state insurance authorities to conduct an examination of an insurer under their jurisdiction at least once every five years. Both Michigan and New York recently conducted examinations for the three years ended 31 December 2014. The examinations were completed in 2016 and resulted in no material findings or issues.

Jackson has historic small books of business in places such as the Cayman Islands, Puerto Rico, Guam and Argentina and the business is being managed in run-off. In addition, Jackson acquired some policies in Canada as a result of its acquisition of Reassure America Life Insurance Company (REALIC) in 2012.

Jackson’s ability to pay shareholder dividends is limited under Michigan insurance law. The Director of the Michigan Department of Insurance & Financial Services (the ‘Michigan Director of Insurance’) may limit, or not permit, the payment of shareholder dividends if it determines that an insurer’s surplus, with regards to policyholders, is not reasonable in relation to its outstanding liabilities and is not adequate to meet its financial needs, as required by Michigan insurance law. Unless otherwise approved by the Michigan Director of Insurance, dividends may only be paid from earned surplus.

State regulators also require prior notice or regulatory approval of changes in control of an insurer or its holding company and of certain material transactions with affiliates. Under New York and Michigan insurance laws and regulations, no person, corporation or other entity may acquire control of an insurance company or a controlling interest in any parent company of an insurance company unless that person, corporation or entity has obtained the prior approval of the regulator.

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

The National Association of Insurance Commissioners ratios

On the basis of statutory financial statements that insurers file with state insurance regulators, the National Association of Insurance Commissioners (‘NAIC’), in connection with the Insurance Regulatory Information System, annually calculates 12 financial ratios to assist state regulators in monitoring the financial condition of insurance companies. A usual range of results for each ratio is used as a benchmark and departure from the usual range on four or more of the ratios can lead to inquiries from individual state insurance departments. The usual range of results is established by the NAIC for each ratio from studies of the ratios for companies that have become insolvent or have experienced financial difficulties in recent years. As at 31 December 2016, none of Jackson’s ratios fell outside the usual range.

Policy and contract reserve sufficiency analysis

State insurance laws require life insurance companies to conduct an annual analysis of the sufficiency of its life and annuity reserves. A qualified actuary must submit an opinion that states that the reserves, when considered in the light of the assets that an insurance company holds with respect to such reserves, make good and sufficient provision for the associated contractual obligations and related expenses of the insurance company. If a qualified actuary cannot provide such an opinion, then the insurance company must set up additional reserves by moving funds from surplus. The 2016 opinion has been submitted to the Michigan Department of Insurance & Finance Services without any qualifications.

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

As a Michigan domiciled insurer, Jackson is subject to a prescribed accounting practice which under certain circumstances, allows an insurer to include the ‘value of business acquired’ as an admitted asset in excess of the amount allowed under NAIC guidance. At 31 December 2016, as a result of the acquisition of REALIC, Jackson admitted US$278.4 million of value of business acquired in excess of the amount allowed under NAIC guidance.

Jackson has received approval from the Michigan Department of Insurance & Financial Services regarding the use of a permitted accounting practice. This permitted practice allows Jackson to carry certain interest rate swaps at book value as if statutory hedge accounting were in place, instead of at fair value as would have been otherwise required. The permitted practice expires 1 October 2017, unless extended by the Michigan Director of Insurance. The effects of this permitted practice may not be considered by the company when determining the surplus available for dividends, nor the nature of dividends as ordinary or extraordinary. As at 31 December 2016 and 2015, the effect of the permitted practice decreased statutory surplus by US$413.0 million and US$355.5 million, net of tax, respectively. The permitted practice had no impact on statutory net income.

Risk-based capital

The NAIC has developed risk-based capital standards for life insurance companies as well as a model act for state legislatures to enact. The model act requires that life insurance companies report on a risk-based capital formula standard that they calculate by applying factors to various asset, premium and reserve items and separate model based calculations of risk associated primarily with variable annuity products. The risk-based capital formula takes into account the risk characteristics of a company, including asset risk, insurance risk, interest rate risk, market risk and business risk. The NAIC designed the formula as an early warning tool to identify potentially inadequately capitalised companies for the purposes of initiating regulatory action.

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

At 31 December 2016 Jackson’s total adjusted capital under the NAIC’s definition substantially exceeded Michigan standards.

The NAIC is currently conducting an industry consultation with the aim of reducing the complexity in the variable annuity statutory balance sheet and risk management. Following an industry quantitative impact study, changes have been proposed to the current framework; however, these are considered to be at an early stage of development. Jackson continues to be engaged in the consultation and testing process. The proposal is currently planned to be effective from 2018.

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

Implementation of US Foreign Account Tax Compliance Act (‘FATCA’) provisions

US federal tax legislation and rules, including those relating to the insurance industry or insurance products, can have a significant impact on Prudential’s business. Tax legislation and rules, and their interpretation may change, possibly with retrospective effect, and proposals that would affect such changes are debated periodically by the US Congress.

FATCA was introduced in the US as part of the Hiring Incentives to Restore Employment (Hire) Act on 18 March 2010. FATCA requires Foreign Financial Institutions (‘FFI’s) (such as Prudential plc and many of its subsidiaries) to identify US customers and report certain information on accounts held by US persons and US-owned foreign entities, to either their domestic tax authority (where there is an appropriate intergovernmental agreement in place) for onwards transmission to the IRS, or directly to the IRS on an annual basis. Failure to report can lead to a 30 per cent withholding tax on certain US payments made to the FFI. The start date for implementation of the FATCA regime was 1 July 2014 with the first reports required in 2015. However, the 30 per cent withholding will not apply to payments made before 1 January 2019 (and, furthermore, rules for implementing the 30 per cent withholding, including on how withholding would be applied pursuant to an intergovernmental agreement, have not yet been written).

The majority of countries where Prudential plc has affected subsidiaries have now entered into intergovernmental agreements with the US to simplify compliance for FFIs in those countries and minimise the risk of withholding, while still meeting the reporting obligations to the US. Prudential plc and its affected subsidiaries have established policies and procedures to ensure compliance with FATCA. FATCA reports were made in 2016 in relation to the 2015 year.

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

JNAM is registered as a ‘commodity pool operator’ with the National Futures Association (‘NFA’) pursuant to Commodity Futures Trade Commission (‘CFTC’) regulations and is acting as a ‘commodity pool operator’ with respect to the operation of certain of the mutual funds. JNAM and the mutual funds have incurred additional regulatory compliance and reporting expenses as a result, which could reduce investment returns or harm the mutual fund’s ability to implement its investment strategy.

Curian Capital, LLC (“Curian Capital”) was an affiliate of Jackson that offered personalised investment advice through its separately managed account program to a range of clients. Curian Clearing, LLC is registered as a broker-dealer with the SEC pursuant to the Securities Exchange Act, registered as a broker-dealer in all applicable states, and has served exclusively as the clearing broker-dealer for the Curian Capital separately managed account program. In addition, Curian Clearing, LLC is a member firm of the Financial Industry Regulatory Authority (the ‘FINRA’), a self-regulatory organisation, and is subject to FINRA’s oversight and regulatory requirements.

The Curian Capital separately managed account program terminated on 19 February 2016 and Curian Capital de-registered as an SEC regulated Investment Adviser on 19 October 2016.

Jackson National Life Distributors LLC is registered as a broker-dealer with the SEC pursuant to the Securities Exchange Act, and is registered as a broker-dealer in all applicable states. In addition, Jackson National Life Distributors LLC is a member firm of FINRA and is subject to FINRA’s oversight and regulatory requirements.

National Planning Holdings, Inc. (‘NPH’) owns four retail broker dealers, including IFC Holdings, Inc. (doing business as INVEST Financial Corporation), (‘INVEST’), Investment Centers of America, Inc (‘ICA’), National Planning Corporation (‘NPC’) and SII Investments, Inc. (‘SII’). These entities conduct business as securities broker-dealers, investment advisers, and insurance agencies (or affiliated with insurance agencies), and are licensed and qualified to transact business pursuant to their respective registration or licensure with the SEC, state securities and insurance authorities, and membership with FINRA and the Municipal Securities Rulemaking Board. NPC, SII, and ICA are also registered with the CFTC as introducing brokers, and are members of the NFA for purposes of commodities and futures trading.

Prudential also conducts certain of its US institutional investment management activities through PPM America, Inc., which is registered with the SEC as an investment adviser under the Investment Advisers Act. PPM America serves as the investment adviser to Jackson and as the primary US institutional investment adviser for certain Prudential subsidiaries, including The Prudential Assurance Company Limited, among others. PPM America also acts as investment sub-adviser to certain US and foreign advisers affiliated with Prudential primarily for US portfolios of accounts or products sponsored or managed by such affiliates, such as US mutual funds, a UK-based pooled investment vehicle, Japanese investment trusts, funds organised under Luxembourg-based SICAVs, a

South Korean investment trust fund, and Taiwanese investment trust funds for which PPM America serves as investment consultant and dealing services agent. PPM America also serves as an investment adviser to other affiliated and unaffiliated institutional clients including private investment funds. The US mutual funds for which PPM America serves as sub-adviser are subject to regulation under the Securities Act and the Investment Company Act, and other similar vehicles organised outside of the US are also subject to regulation under applicable local law.

PPM America and certain of its subsidiaries are subject to various levels of regulation under federal and state securities laws that the SEC administers as well as state securities laws. In connection with providing investment advisory services to certain of its clients, PPM America may also be subject to regulation under applicable foreign laws.

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

Two of Prudential’s non-US affiliates have engaged in transactions with persons sanctioned by the US under Executive Order 13224, relating to terrorism. These transactions were entered into in compliance with laws and regulations applicable to the relevant affiliates. The first individual took out a one-off takaful certificate (a Shariah compliant life policy) with Prudential’s Malaysian insurance subsidiary in October 2011. It was discovered in March 2012 through automated checking that his name matched various sanctions lists. The policy was for RM600 per month and RM 7,200 was paid for the year in 2016 (equivalent to around US$135 and US$1,623, respectively). The matter was reported to the Malaysian government AML and sanctions regulatory authority, the Bank Negara Malaysia Financial Intelligence Unit, in March 2012. Currently, the said policy has been frozen with no top-up, withdrawal or claims permitted, although regular premium payment is still allowed in Malaysian Ringgit. The policy is in force, with no claims submitted or any outward payments made to date.

The second individual is a beneficiary of three life insurance policies in his wife’s name, the first taken out in December 2010 and two others taken out in November 2011 with Prudential’s Indonesian insurance subsidiary. The annual premium of the three life insurance policies is IDR 6,000,000 (approximately US$449), IDR 12,000,000 (US$898) and IDR 12,000,000 (US$898), respectively. The matter was notified to the Indonesian governmental sanctions authority, the PPATK, in August 2012. All three policies remain in force and annual premiums are being funded by the policies’ cash value. As such, there have been no premiums received and there have also been no claims or other outward payments in 2016.

As the provisioning of insurance liabilities is undertaken on a portfolio basis, it is not practical to estimate the 2016 net profits on the contracts referred to above. Prudential does not intend to engage in further new business dealings with these individuals.

In the UK, The Prudential Assurance Company Limited operates a pension scheme for employees of the UK branch of government-owned Iranian bank. A total of 67 scheme members are receiving benefits, with 34 deferred members. All members are inactive in that no member contributions are being made.

The scheme is closed to new members. Due to the long term nature of a pension scheme it is not practical to advise the net profit, but the fund value at 31 December 2016 stood at £7,510,071. In return for administering the scheme there are standard Prudential scheme charges: an annual fee of £737, plus £11 per member, £60 per quote and a Trustee Accounts charge (£1910).

The annual invoice paid on 12 October 2016 was for £3,849 (£737 scheme fee and £1910 Trustee Accounts). In addition to this an Annual Management Charge of 1.25 per cent is reflected in the fund value.

The UK governmental sanctions authority, HM Treasury, has been informed of this arrangement and in 2008 advised Prudential that following an analysis of the deeds, the fund is not owned, held or controlled by the Iranian bank. Payments out of the fund have been approved by HM Treasury through a license. The trustees of the scheme have indicated that they may want to wind up the scheme, in which case, the existing members of the scheme may be provided with their own personal pension plans with us and we would deal with them as individual customers.

Employee benefit plan compliance

Jackson issues certain types of general account stable value products, such as Guaranteed Investment Contract (‘GICs’) and funding agreements, to employee benefit plans and to investment vehicles that pool the investments of such plans. Many of these plans are retirement plans that are subject to the fiduciary standards of ERISA and that are tax-qualified under the Internal Revenue Code. As such, Jackson may be subject to certain restrictions imposed by ERISA and taxes imposed by the Internal Revenue Code. The DOL and the IRS have interpretive and enforcement authority over the applicable provisions of ERISA and the Internal Revenue Code.

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

Although no assurances can be given, Jackson believes that none of its contracts are of the type to which the Harris Trust ruling would be applicable. Moreover, the DOL has issued PTE 95-60, which generally exempts external, unaffiliated investment transactions from ERISA’s prohibited transaction provisions. If the ruling is applied to its contracts, the Jackson contracts covered by the ruling would be subject to ERISA’s fiduciary and prohibited transaction provisions described above.

The DOL released a final version of its fiduciary rule in April 2016, with initial application from April 2017 and full implementation from January 2018. The Rules would, as currently written, subject many advisers who work with qualified retirement plans and Individual Retirement Accounts to the fiduciary requirements of ERISA, including obligations to avoid conflicts of interest. Those conflict of interest rules are incompatible with many compensation structures that have historically been permissible. However, with the change in the US administration and the release of various Executive Orders, the final form of the Rules remains unclear.

Jackson and NPH have established projects to implement changes necessary to meet the requirements, including potential reliance on a DOL exemption promulgated in connection with the rule, commonly referred to as the Best Interest Contract Exemption (BICE). Jackson has made and continues to consider changes to its product offerings and is working with its distributors to support implementation of BICE or product changes as appropriate.

Financial services regulatory and legislative issues

The Dodd-Frank Wall Street Reform and Consumer Protection Act (‘Dodd-Frank Act’), which represents a comprehensive overhaul of the financial services industry within the US, was enacted in July 2010. The full impact of the Dodd-Frank Act on Prudential’s businesses remains unclear, however, as many of its provisions primarily affect the banking industry, have a delayed effective date and/or require rulemaking or other actions by various US regulators over the coming years.

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

The Dodd-Frank Act vests the Financial Stability Oversight Council (the ‘Council’) with the power to designate domestic systemically important non-bank institutions which will be subject to special regulatory supervision and other provisions intended to prevent or mitigate the impact of future disruptions in the US financial system. If Jackson is designated in the US as a systemically important non-bank institution, it may be subject to heightened prudential standards to be administered by the US Federal Reserve Board, including heightened capital, leverage and liquidity standards, risk management requirements, single counterparty credit concentration limits, resolution plans and stress tests, and potential discretionary requirements relating to contingent capital, enhanced public disclosure and short term debt limits. As discussed under the Global Regulatory Developments and trends section, Prudential Group was designated as a G-SII in July 2013, which is separate from a Dodd-Frank designation.

Dodd-Frank Act rules and guidance outlining the manner in which the Council will determine which companies should be so designated in the US were adopted in April 2012. The rules set forth a three-stage process of increasingly in-depth evaluation and analysis, drawing on both qualitative and quantitative information (but preserving significant Council discretion). The rules do not, however, permit a definitive view as to whether Jackson would or would not be designated as systemically important in the US context.

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

Under Title VII of the Dodd-Frank Act, certain derivatives instruments, including standardised interest rate swaps and index credit default swaps, are required to be cleared and traded on an exchange. While the transition to exchange-traded derivative instruments may limit counterparty risk, it could increase costs associated with such investments, including transaction and exchange fees. The standardisation of exchange-traded derivative instruments may also limit the ability of Jackson and the mutual funds to customise certain derivative instruments with their counterparties. Exchange-traded derivative instruments may also require Jackson and the mutual funds to post additional collateral or limit the types of collateral that may be used for such transactions. Additionally, requirements to post initial and variation margin for uncleared swaps came into effect in September 2016 for certain market participants, primarily swap dealers and major swap participants with very large positions. Variation margin requirements for remaining relevant market participants, including Jackson and the mutual funds, were effective 1 March 2017, while initial margin requirements for these market participants will be phased in through September 2020, based on the notional amount of the participant’s uncleared swaps. These developments may limit the ability of Jackson and the mutual funds that its subsidiaries advise to effectively deploy assets in a timely manner.

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

Federal and state regulators have focused on the mutual fund and variable annuity and insurance product industries including the broker-dealer system. As a result of publicity relating to widespread perceptions of industry abuses, including fraudulent and anti-competitive practices among insurance brokers and mutual funds, there have been numerous regulatory inquiries and proposals for legislative and regulatory actions that could affect the operations and management of market participants. In addition, the SEC has implemented a data analytics review process, and periodically makes data requests from registered entities. It is difficult to predict at this time whether changes resulting from industry investigations and/or new laws and regulations will affect the Group’s insurance or investment management businesses, and, if so, to what degree.

Additional Jurisdictions

The Group has also invested in businesses located in various new markets.

A sales operation was launched in Poland during 2013 under the auspices of Prudential UK with an agency network rolled out in the country during 2014. The business is currently offering two simple life and protection products.

The Myanmar business unit is not yet fully operational as a business, although Prudential was awarded a licence to establish a representative office in Yangon, Myanmar in late 2013.

Prudential completed the purchase of Ghana’s Express Life Co. in April 2014, marking the entry of the firm into the African life insurance market. Three more acquisitions have since been made in Africa, in Kenya (2014), Uganda (2015) and Zambia (2016).

These developments and such incremental regulation remain immaterial at present in terms of the overall business of the Group.

Supplementary Information on the Company

Company Address and Agent

Prudential plc is a public limited company incorporated on 1 November 1978 and registered in England and Wales. Refer to ‘Governance—Memorandum and Articles of Association’ for further information on the constitution of the Company.

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

Each subsidiary operates mainly in its country of incorporation.

Investments

General

The overall financial strength of Prudential and the results, both current and future, of the insurance business are in part dependent upon the quality and performance of the various investment portfolios in the United Kingdom, the United States and Asia.

Prudential’s Total Investments

The following table shows Prudential’s insurance and non-insurance investments, net of derivative liabilities, at 31 December 2016. In addition, at 31 December 2016 Prudential had £174.8 billion of external funds under management. Assets held to cover linked liabilities relate to unit-linked and variable annuity products. In this table, investments are valued as set out in note A3.1 to the consolidated financial statements.

	At 31 December 2016 £m
	UK Insurance	US Insurance	Asia Insurance	Total Insurance	Asset Management(a)	Other	Total	Less: assets to cover linked liabilities and external unit holders(b)	Group excluding assets to cover linked liabilities and external unit holders
Investment properties	14,635	6	5	14,646	-	-	14,646	(4,218)	10,428
Investments accounted for using the equity method	409	-	688	1,097	176	-	1,273	-	1,273
Financial investments:				-
Loans	3,572	9,735	1,303	14,610	563	-	15,173	-	15,173
Equity securities	54,037	120,747	23,581	198,365	158	29	198,552	(135,802)	62,750
Debt securities	90,796	40,745	36,546	168,087	2,359	12	170,458	(21,674)	148,784
Other investments	7,376	1,821	47	9,244	153	4	9,401	(238)	9,163
Deposits	10,705	-	1,379	12,084	95	6	12,185	(1,412)	10,773
Total financial investments	166,486	173,048	62,856	402,390	3,328	51	405,769	(159,126)	246,672
Total investments	181,530	173,054	63,549	418,133	3,504	51	421,688	(163,344)	258,344
Derivative liabilities	(1,860)	(64)	(265)	(2,189)	(615)	(448)	(3,252)	65	(3,187)
Total investments, net of derivative liabilities	179,670	172,990	63,284	415,944	2,889	(397)	418,436	(163,279)	255,157

(a)	Investments held by asset management operations are further split in note C2.4 to the consolidated financial statements.
(b)	Prudential’s Group statement of financial position includes the line by line investments of unit-linked and the consolidated unit-trusts and similar funds. In the table above, these amounts have been deducted in deriving the underlying investments in the right-hand column.

Further analysis is included in the consolidated financial statements, in accordance with IFRS 7 ‘Financial Instruments: Disclosures’. The further analysis is included in notes C2 and C3 to Prudential’s consolidated financial statements.

Prudential’s Insurance Investment Strategy and Objectives

Prudential’s insurance investments support a range of businesses operating in many geographic areas. Each of the operations formulates a strategy based on the nature of its underlying liabilities, its level of capital and its local regulatory requirements.

Internal Funds Under Management

Prudential manages 66 per cent of its group funds principally through its fund management businesses, M&G in the UK, PPM America in the United States and Eastspring Investments in Asia. The remaining 34 per cent of the Group’s funds mainly relate to assets held to back unit-linked, unit trust and variable annuity liabilities.

In each of the operations, local management analyses the liabilities and determines asset allocation, benchmarks and permitted deviations from these benchmarks appropriate for its operation. These benchmarks and permitted deviations are agreed with internal fund managers, who are responsible for implementing the specific investment strategy through their local fund management operations.

Investments strategy and objectives

Investments Relating to UK Insurance Business

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

For Prudential’s UK pension annuities business and other non-participating non-linked business the objective is to maximise profits while ensuring stability by closely matching the cash flows of assets and liabilities. To achieve this matching, the strategy is to invest in fixed income securities of appropriate maturity dates.

For Prudential’s unit-linked business, the primary objective is to maximise investment returns subject to following an investment policy consistent with the representations Prudential has made to its unit-linked product policyholders.

Investments Relating to Prudential’s US Insurance Business

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

Description of Property—Corporate Property

As at 31 December 2016, Prudential’s UK headquartered businesses occupied 99 properties in the United Kingdom, Europe, Asia and Africa. These properties are primarily offices with some ancillary storage facilities. Prudential’s global headquarters is located in London. Of the remainder, the most significant holdings are offices in London and Reading in England, Stirling in Scotland and Mumbai in India. Of the 99 properties, 89 are held leasehold and the rest (10) are short-term serviced offices. The leasehold properties range in size from 500 to 225,000 sq. ft. Overall, the UK, Europe, Africa and Asia property portfolio occupied by the UK headquartered businesses totals approximately 1.1 million sq. ft.

Prudential’s UK headquartered businesses also hold one surplus owned property and approximately 8 surplus leasehold properties in the United Kingdom, mostly situated in London. This surplus accommodation (i.e. not occupied by the Group but including those sublet) totals approximately 169,000 sq. ft. There are also two surplus land holdings in the United Kingdom, totalling 57 acres. A high proportion of the surplus estate has been sublet to third party occupiers generating income for the Group to cover this overhead. As at 31 December 2016 vacancy within the surplus estate stood at 7,000 sq. ft.

In the United States, Prudential owns Jackson National Life’s executive and principal administrative office located in Michigan. Prudential owns a total of eight facilities in Lansing, Michigan, which total approximately 861,514 sq. ft. Prudential also leases premises in Michigan, Colorado, Tennessee, California, Illinois, New York, New Jersey, Georgia, Florida, Wisconsin, Massachusetts, Connecticut, New Hampshire, Pennsylvania, Texas, Maryland, Washington D.C. and North Dakota for certain of its operations. Prudential holds 34 operating leases with respect to office space, throughout the United States. The leasehold properties range in size from 150—180,000 sq. ft. In the United States, Prudential owns and leases a total of approximately 1,500,732 sq. ft. of property. In addition to the owned and leased properties, Prudential also owns a total of 446 acres of surplus land, all located in Lansing, Michigan.

Prudential’s United States headquartered business also sublets three surplus office properties in Lansing, Michigan, totalling approximately 34,193 sq. ft., located in one of its owned properties.

In Asia, Prudential owns or leases properties principally in Hong Kong, Singapore, Malaysia, Indonesia, Thailand, the Philippines, China (joint venture), Taiwan, Japan, Vietnam, India (associate), Korea, Myanmar, Laos and Cambodia.

Within these countries, Prudential owns 53 property assets (including those owned by its with-profits funds), ranging from office space to land holdings. The breakdown of these owned assets by country is as follows:

Malaysia (excluding the Malaysia Takaful joint venture) has twenty six individually saleable owned assets, including Office and residential space totalling 294,789 sq. ft.

Philippines: two owned assets—Office space totalling 4,278 sq. ft.

Singapore: one owned asset—Office space totalling 11,883 sq. ft.

Taiwan : sixteen owned assets—All surplus land holdings totalling 30,137 sq. ft.

Thailand : eight owned assets—Office space and surplus land holdings totalling 36,481 sq. ft.

Prudential has (excluding those owned by its joint venture/associate businesses in China, India and Malaysia (Takaful) a total of 351 external operating leases, totalling approximately 3.58 million square feet of property.

The total holdings for Prudential joint venture/associate businesses in China, India and Malaysia (Takaful) comprises approximately 890 leased properties, totalling approximately 2.40 million square feet. There are six owned assets in Malaysia totalling 12,315 sq. ft. and one owned and occupied asset comprising approximately 40,000 sq. ft. in Mumbai, India.

Prudential Corporation Asia’s (PCA) real estate strategy involves consolidation of its existing property portfolio to support its local business strategies throughout the region, to take advantage of opportunities in the regional markets in securing long term cost savings for the business while maintaining competitive advantage.

M&G has agreed a pre-let transaction with a developer to lease 323,000 sq ft of offices in Central London, commencing in 2018. The building is currently under construction. The Malaysian headquartered businesses (forming part of Prudential Corporation Asia) have agreed a pre-let transaction with a developer to lease 326,500 sq ft of offices in Kuala Lumpur, commencing in 2019. The building is currently under construction.

There have been no other property transactions subsequent to 31 December 2016 which would have a material impact on the financial position of Prudential.

Prudential believes that its facilities are suitable for the conduct of its businesses. We periodically review our space requirements and may acquire or lease new space as needed to accommodate any future needs of our businesses. Prudential’s operating leases have no material commercial value.

In summary, Prudential owns 42 properties which it also occupies and which are accounted for as owner occupied. These properties are comprised of thirty four in Asia and eight in the US. The India associate also owns and occupies one property in India. The total value of Prudential’s owner occupied properties at 31 December 2016 was £351 million. This represents less than 1 per cent of Prudential’s total assets.

Prudential is the lessee under 703 operating leases used as office accommodation, comprising 580 leases held by the Asia business, 34 leases held by the US business and 89 leases held by the UK businesses. For the UK based businesses, Prudential holds 10 short-term serviced offices.

Investment Interests

Prudential also holds interests in properties within its investment portfolios accounted for as investment property. At 31 December 2016 the total value of investment properties was £14,646 million and comprised 463 properties held by the UK, 4 held in Asia and 2 held by the US. In total they comprised 3.5 per cent of Prudential’s total assets. The UK business’ holdings account for over 99 per cent by value of the total investment properties.

Intellectual Property

Prudential conducts business under the ‘Prudential’, ‘Jackson’, ‘M&G’ and ‘Eastspring Investments’ brand names and logos. It is also the registered owner of over 100 domain names, including ‘www.prudential.co.uk’, ‘www.prudentialcorporation-asia.com’,’www.jackson.com’,’www.mandg.co.uk’, ‘www.eastspringinvestments.com’ and ’www.pru.co.uk’.

Prudential does not operate in the United States under the Prudential name and there have been long-standing arrangements between it and Prudential Financial, Inc. and its subsidiary, the Prudential Insurance Company of America, relating to their respective uses of the Prudential name. Under these arrangements Prudential Financial Inc has the right to use the Prudential name in the Americas and certain parts of the Caribbean, Japan, Korea and Taiwan, and Prudential has the right to use the name everywhere else in the world although third parties have rights to the name in certain countries.

Legal Proceedings

In addition to the matters set out in note C11 to the Consolidated Financial Statements in relation to the Financial Conduct Authority review of past annuity sales, the Group is involved in a number of litigation and regulatory issues. These may from time to time include class actions involving Jackson. While the outcome of such litigation and regulatory issues cannot be predicted with certainty, the Company believes that their ultimate outcome will not have a material adverse effect on the Group’s financial condition, results of operations, or cash flows.

Governance

This report describes how Prudential has complied with the governance codes applicable to the Group.

Good governance ensures decisions are made in the interests of the business and take into account the views of stakeholders, including Prudential’s employees and customers. Prudential’s strategy aims to achieve just this by ensuring there is a responsive governance framework that supports and challenges executives’ decision making.

Board operations

The Chairman has responsibility for ensuring the Board process operates effectively and that Prudential establishes an appropriate ethos and culture at Board level, which set the tone from the top around the Group.

Driving that culture means that, when Directors meet as a Board, the Chairman ensures that there is open debate and constructive and effective challenge of the issues under discussion. The Board tests issues rigorously and has a robust decision-making process. There is strong contribution from all Board members and challenge from Non-executive Directors, and the diversity of experience in the Boardroom comes through in the discussions. This ensures that decisions are balanced and all the risks are considered.

Supporting Prudential’s strategy

The Chairman also ensures that governance supports the Group’s strategy and the long-term success of Prudential. This year specifically, the Board has overseen major transactions in support of strategy: the initial public offering of Prudential’s Indian joint venture, ICICI Prudential Life; commencing the divestment of the Korean life business; the launch of a global risk and portfolio management platform for Prudential’s asset management businesses; and growing the African business to include Zambia. Every major transaction, including those in the smaller parts of the business such as Africa, is brought to the Board. In each case, management and the Board worked closely together to ensure the right information was provided and key risks were robustly challenged.

Governance

The Board keeps its governance structures under constant review to ensure they suit the needs of the business and stakeholders. This year the Board has increased the remit of the Nomination and Governance Committee to provide oversight of the material subsidiary boards. In 2015 the Board identified Prudential Corporation Asia Limited, The Prudential Assurance Company Limited, Jackson National Life Insurance Company (Jackson) and M&G Group Limited as material subsidiaries of the principal business units. Over the first half of 2016, independent non-executive directors were appointed to their boards, including board chairs and chairs of the subsidiary audit and risk committees. To support the new independent directors, a reporting and governance framework was designed. The focus in 2016 was on embedding this framework. Howard Davies, Ann Godbehere and Paul Manduca have established good communication links with the new material subsidiary chairs and material subsidiary risk and audit committee chairs. Prudential continues to see benefits from the greater alignment of the governance within the subsidiary businesses.

Looking forward

The Board has also focused further on the quality of Environmental, Social and Governance Reporting in 2016 and Prudential will be publishing its first dedicated ESG report later this year. This report provides important information on the Group’s approach to managing the business in a sustainable fashion. It explains the actions to support this approach and the benefits Prudential brings to its customers and other stakeholders. The Board firmly believes this information, coupled with stakeholder engagement, improves the quality of the decisions they make.

However, the Group needs to remain vigilant not only to Prudential’s internal needs but also to external factors that may require decisions from the Board. It remains critical for the Board to have an understanding of and respond to policy debates in all markets in which Prudential operates.

Culture of the Group

While the Board can ensure good decision making at an executive level, it is important that the same approach is taken throughout the organisation. The best way to achieve this is to ensure that there exists a culture where managers at every level are accountable, stakeholder views are taken seriously and colleagues feel free to challenge decision making. Prudential firmly believes the Board determines culture and the Board aims to exhibit the behaviour expected from all.

Stakeholders

The Chairman also oversees the balance of Board consideration between the interests of shareholders, customers, employees and other key stakeholders. An important part of this is the active shareholder engagement that Prudential participates in every year. Prudential welcomed 186 shareholders to the Annual General Meeting in 2016 as well as holding frequent meetings with institutional investors. The quality of people is a key driver of the business’s success. Prudential creates an environment in which people find value and meaning in their work, and create shared value for customers, shareholders and communities. The financial peace of mind that Prudential helps to provide to customers remains the focus of Prudential’s purpose as a business.

Prudential believes that good governance is based on the right level of oversight and challenge. The committee reports that follow demonstrate the work done this year to ensure that oversight and challenge are in place, and, more importantly, the tangible and positive impact it has had on the business. The methodology and results of the 2016 Board evaluation are also set out below.

Board of Directors

The Prudential Board consists of 16 directors as at 24 March 2017.

Set forth below are the names, ages, positions, business experience and principal business activities performed by the current Directors, as well as the dates of their initial appointment to the Prudential Board. This includes those Directors who joined the Board up to the date of filing. Ages are given at 24 March 2017.

Board of Directors

Paul Manduca, Chairman Appointment: October 2010 Chairman: July 2012 Committees: • Nomination and Governance (Chair) Age: 65

Relevant skills and experience

Paul has held a number of senior leadership roles. Notable appointments include serving as Chairman of the Association of Investment Companies (1991 to 1993), acting as founding CEO of Threadneedle Asset Management Limited (1994 to 1999), directorships of Eagle Star and Allied Dunbar, holding the offices of European CEO of Deutsche Asset Management (2002 to 2005), global CEO of Rothschild Asset Management (1999 to 2002), Chairman of Bridgewell Group plc and a director of Henderson Smaller Companies Investment Trust plc. Other previous appointments include the chairmanship of Aon UK Limited and JPM European Smaller Companies Investment Trust Plc.

From September 2005 until March 2011, Paul was a non-executive director of Wm Morrison Supermarkets Plc, including as Senior Independent Director, Audit Committee Chairman and Remuneration Committee Chairman. He was also a non-executive director and Audit Committee Chairman of KazMunaiGas Exploration & Production until the end of September 2012.

Other appointments

Paul is a member of the Securities Institute and Chairman of Henderson Diversified Income Limited and of the Templeton Emerging Markets Investment Trust (TEMIT). Paul is also Chairman of TheCityUK’s Advisory Council.

Michael Wells, Group Chief Executive Appointment: January 2011 Group Chief Executive: June 2015 Age: 56

Relevant skills and experience

Mike joined Jackson in 1995 and became Chief Operating Officer and Vice-Chairman of Jackson in 2003. In 2011, he was appointed President and Chief Executive Officer of Jackson, and joined the Board of Prudential.

During his leadership of Jackson, Mike was responsible for the establishment of the broker-dealer network National Planning Holdings and the development of Jackson’s market-leading range of variable annuities. He was also part of the Jackson teams that purchased and successfully integrated a savings institute, three broker-dealers and two life companies.

Mike began his career at the brokerage house Dean Witter, going on to become a managing director at Smith Barney Shearson.

Executive Directors

Nicolaos Nicandrou ACA, Chief Financial Officer Appointment: October 2009 Age: 51

Relevant skills and experience

Nic started his career at PricewaterhouseCoopers. Before joining Prudential, he worked at Aviva, where he held a number of senior finance roles, including Norwich Union Life Finance Director and Board Member, Aviva Group Financial Control Director, Aviva Group Financial Management and Reporting Director and CGNU Group Financial Reporting Director.

Other appointments

Nic is the Chairman of the European Insurance CFO Forum.

Penelope James ACA, Group Chief Risk Officer Appointment: September 2015 Age: 47

Relevant skills and experience

Penny qualified as a chartered accountant with Coopers & Lybrand Deloitte (now part of PwC) and then joined Zurich Financial Services, where she held a number of senior finance positions over 12 years. Before joining Prudential, Penny was Group Chief Financial Officer of Omega Insurance Holdings (formerly listed on the London Stock Exchange). Penny joined Prudential in 2011 as the Director of Group Finance, a position she held until her appointment to the Board in 2015. During that time, she was leading on the implementation of Solvency II.

Other appointments

Penny serves as a non-executive director of Admiral Group plc and is a member of Admiral’s Audit and Nomination Committees.

John Foley, Chief Executive of Prudential UK & Europe Appointment: January 2016 Age: 60

Relevant skills and experience

John spent over 20 years at Hill Samuel & Co, where he worked in every division of the bank, culminating in senior roles in risk, capital markets and treasury of the combined TSB and Hill Samuel Bank. He joined Prudential as Deputy Group Treasurer in 2000 and became Managing Director of Prudential Capital and Group Treasurer in 2001. During his career at Prudential, John has held the offices of Chief Executive of Prudential Capital, Group Chief Risk Officer, Group Investment Director and, since 2015, Chief Executive of Prudential UK & Europe. John first joined the Board of Prudential plc in 2011 and was reappointed in January 2016, having stepped down during his time as Group Investment Director.

Anne Richards, Chief Executive, M&G Appointment: June 2016 Age: 52

Relevant skills and experience

Anne became an analyst for Alliance Capital in 1992 and then moved into portfolio management roles at JP Morgan Investment Management and Mercury Asset Management. She joined the Board of Edinburgh Fund Managers plc as Chief Investment Officer and Joint Managing Director in 2002 and continued in this role following Aberdeen Asset Management PLC’s acquisition of Edinburgh Fund Managers in 2003. Anne was Chief Investment Officer and Head of the EMEA region for Aberdeen Asset Management PLC, positions she held until February 2016.

Other appointments

Anne is Chair of the Court of Edinburgh University and the CERN & Society Foundation, and a member of the Financial Conduct Authority Practitioner Panel.

Barry Stowe, Chairman and Chief Executive Officer of the North American Business Unit Appointment: November 2006 Age: 59

Relevant skills and experience

Barry joined Prudential in October 2006 and was the Chief Executive of Prudential Corporation Asia until June 2015, leading Prudential’s Asian business through a period of major growth and development. Before joining Prudential, Barry was President, Accident & Health Worldwide for AIG Life Companies. He joined AIG in 1995 after having held senior positions at Pan-American Life and Willis in the United States.

Other appointments

Barry is a member of the Board of Directors of the International Insurance Society.

Tony Wilkey, Chief Executive, Prudential Corporation Asia Appointment: June 2015 Age: 57

Relevant skills and experience

Tony joined Prudential in 2006 as Chief Executive of Prudential Corporation Asia’s network of life insurance operations in Asia across 12 markets, a position he held until his appointment to the Board. Before joining Prudential, he served as Chief Operating Officer of American International Assurance (AIA), based in Hong Kong, overseeing AIA’s life companies in South-east Asia.

Non-executive Directors

The Hon. Philip Remnant CBE FCA, Senior Independent Director Appointment: January 2013 Committees: • Audit • Nomination and Governance • Remuneration Age: 62

Relevant skills and experience

Philip was a senior adviser at Credit Suisse, a Vice Chairman of Credit Suisse First Boston (CSFB) Europe and Head of the UK Investment Banking Department. He was twice seconded to the role of Director General of the Takeover Panel. Philip also served on the board of Northern Rock plc and as Chairman of the Shareholder Executive.

Other appointments

Philip is a Deputy Chairman of the Takeover Panel, a non-executive director of Severn Trent plc and the Senior Independent Director of UK Financial Investments Limited. Philip is also Chairman of City of London Investment Trust plc and Chairman of M&G Group Limited, a subsidiary of Prudential plc.

Sir Howard Davies, Appointment: October 2010 Committees: • Audit • Nomination and Governance • Risk (Chair) Age: 66

Relevant skills and experience

Sir Howard has a wealth of experience in the financial services industry, across the Civil Service, consultancy, asset management, regulatory and academia. Sir Howard was previously Chairman of the Phoenix Group and an independent director of Morgan Stanley Inc.

Other appointments

Sir Howard is Chairman of the Royal Bank of Scotland and a Professor at Institut d’Études Politiques (Sciences Po). He is Chairman of the International Advisory Board of the China Securities Regulatory Commission and a member of the International Advisory Board of the China Banking Regulatory Commission.

Ann Godbehere FCPA FCGA, Appointment: August 2007 Committees: • Audit (Chair) • Nomination and Governance • Risk Age: 61

Relevant skills and experience

Ann began her career in 1976 with Sun Life of Canada. Between 1996 and 2003, she held a number of CFO and CEO posts in different businesses within Swiss Re, including Chief Financial Officer of the Swiss Re Group. Ann also held directorships at Northern Rock, Atrium Underwriting Group Limited and Atrium Underwriters Limited, as well as Arden Holdings Limited.

Other appointments

Ann is a non-executive director of British American Tobacco p.l.c., Rio Tinto plc, Rio Tinto Limited, UBS Group AG and UBS AG.

David Law ACA, Appointment: September 2015 Committees: • Audit Age: 56

Relevant skills and experience

David was the Global Leader of PwC’s insurance practice, a Partner in PwC’s UK firm, and worked as the Lead Audit Partner for multi-national insurance companies until his retirement in 2015. David has also been responsible for PwC’s insurance and investment management assurance practice in London and the firm’s Scottish assurance division.

Other appointments

David is a Director and Chief Executive of L&F Holdings Limited and its subsidiaries, the professional indemnity captive insurance group that serves the PwC network and its member firms.

Kaikhushru Nargolwala FCA, Appointment: January 2012 Committees: • Remuneration • Risk Age: 66

Relevant skills and experience

Kai spent 19 years at Bank of America and was based in Hong Kong in roles as Group Executive Vice President and Head of the Asia Wholesale Banking Group during 1990 to 1995. He spent 10 years working for Standard Chartered PLC in Singapore as Group Executive Director responsible for Asia Governance and Risk during 1998 to 2007. Kai was Chief Executive Officer of the Asia Pacific Region of Credit Suisse AG during 2008 to 2010. Kai previously served on the Board of Singapore Telecommunications Limited, Standard Chartered plc, Credit Suisse’s Executive Board, the Board of Tate and Lyle plc and Visa International’s Asia Pacific Advisory Board.

Other appointments

Kai is the Chairman of Clifford Capital Pte. Ltd., a company supported by the Singapore government to facilitate the financing of long-term cross-border projects of Singapore-based companies. He is also a non-executive Director of Credit Suisse Group AG and a non-executive Director of PSA International Pte Ltd. Additionally, Kai is the Chairman of the Governing Board of the Duke-NUS Medical School. He serves on the Board of the Casino Regulatory Authority of Singapore. He is also Chairman of Prudential Corporation Asia Limited, a subsidiary of Prudential plc.

Anthony Nightingale CMG SBS JP, Appointment: June 2013 Committees: • Nomination and Governance • Remuneration (Chair) Age: 69

Relevant skills and experience

Anthony spent his career in Asia, where he joined the Jardine Matheson Group in 1969, holding a number of senior positions before joining the Board of Jardine Matheson Holdings in 1994. He was Managing Director of the Jardine Matheson Group from 2006 to 2012.

Other appointments

Anthony is a non-executive director of Jardine Matheson Holdings and a number of other Jardine Matheson group companies. Other directorships include Schindler Holding Limited, Vitasoy International Holdings Limited and Shui On Land Limited. Notable appointments include: Hong Kong representative to the APEC Business Advisory Council, Chairman of The Hong Kong-APEC Trade Policy Study Group, member of the Securities and Futures Commission Committee on Real Estate Investment Trusts, member of the UK-ASEAN Business Council Advisory Panel, and non-official member of the Commission on Strategic Development in Hong Kong.

Alice Schroeder, Appointment: June 2013 Committees: • Audit Age: 60

Relevant skills and experience

Alice began her career as a qualified accountant at Ernst & Young. She joined the Financial Accounting Standards Board as a manager in 1991, overseeing the issuance of several significant insurance accounting standards. From 1993, she led teams of analysts specialising in property-casualty insurance as a Managing Director at CIBS Oppenheimer, PaineWebber (now UBS) and Morgan Stanley. Alice was also an independent board member of the Cetera Financial Group.

Other appointments

Alice is a non-executive director of Bank of America Merrill Lynch International. She is also CEO and Chairman of WebTuner Corp.

Lord Turner FRS, Appointment: September 2015 Committees: • Risk Age: 61

Relevant skills and experience

Lord Turner began his career with McKinsey & Co, advising companies across a range of industries. He has served as Director-General of the Confederation of British Industry, Vice-Chairman of Merrill Lynch Europe, Chairman of the Pensions Commission and as a non-executive director of Standard Chartered Bank. Lord Turner was Chairman of the UK’s Financial Services Authority (FSA), a member of the international Financial Stability Board and a non-executive director of the Bank of England.

Other appointments

Lord Turner has been a crossbench member of the House of Lords since 2005. Other appointments include OakNorth Bank, Chairman of the Institute for New Economic Thinking, Chair of the Energy Transition Commission, and Visiting Professor at both the London School of Economics and the Cass Business School.

The Board appointed John Foley as Executive Director and Chief Executive of Prudential UK & Europe in January 2016 and Anne Richards as Executive Director and Chief Executive, M&G in June 2016. Alistair Johnston retired as a Non-executive Director at the conclusion of the 2016 Annual General Meeting and Michael McLintock retired as an Executive Director and Chief Executive, M&G in June 2016. All Directors will stand for election or re-election at the 2017 Annual General Meeting except Ann Godbehere, who will have served for nine years since her election by shareholders in 2008. Proposals for elections and re-elections are supported by the annual review of the performance of each Director, which concluded that all Directors continue to perform effectively.

Other Executive Officers

The heads of Prudential’s business units, Prudential UK & Europe, M&G, Jackson National Life Insurance Company and Prudential Corporation Asia, are also directors of Prudential as set forth above. For information relating to the compensation paid or accrued to all Prudential directors see the section ‘Compensation and Employees’.

Board Practices

How we operate—Board roles and governance

Prudential has dual primary listings in the UK and Hong Kong, and has therefore adopted a governance structure based on the UK Corporate Governance Code and the Hong Kong Corporate Governance Code.

Responsibility for governance lies with the Board. The descriptions below explain Board roles and how duties are fulfilled.

Chairman

Paul Manduca

–    Overall responsibility for leadership of the Board and ensuring its effectiveness

–    Responsible for setting the Board’s agenda, ensuring the right focus and promoting constructive debate

–    Responsible for making recommendations to the Nomination and Governance Committee for the appointment of Directors, and ensuring appropriate induction and ongoing development of Board members

–    Leading the Board in determining appropriate corporate governance and business values

–    Meeting regularly with the Non-executive Directors, without the Executive Directors present

–    Key contact point for the independent chairs of the Group’s material subsidiaries

–    Representing the Company with external stakeholders and acting as key contact for shareholders and regulators to ensure effective communication on governance and strategy

–    Paul works closely with the Group Chief Executive and the Company Secretary to ensure effective Board governance and operation. This included ensuring that Board meetings have the right focus, that enough time is allocated for the discussion of agenda items, in particular stategic issues, and that Directors receive timely and relevant information

–    Paul plays a leading part in the identification of potential candidates for Board succession, working closely with the Group Chief Executive in the succession planning process for Executive Directors

–    Paul focuses on promoting a culture of openness and debate among Directors, helping to build and maintain constructive relationships between the Executive and Non-executive Directors. When chairing Board meetings, Paul ensures that all views are heard and that the Non-executive Directors have an opportunity to challenge management constructively

–    During the year, Paul met with the Non-executive Directors without the Executive Directors being present, on five occasions

–    Paul meets regularly with the independent chairs of the Group’s material subsidiaries

–    Externally, Paul has a regular programme of meetings with major shareholders throughout the year

–    Paul plays a key role in the Group’s engagement with regulators

Group Chief Executive

Mike Wells

–    Responsible for the operational management of the Group, on behalf of the Board

–    Leading the Executive Directors and other senior executives in the management of all aspects of the day-to-day business of the Group

–    Responsible for implementation of the Board’s decisions

–    Establishing processes to ensure operations are compliant with regulatory requirements

–    Mike sets policies, provides day-to-day leadership and makes decisions on matters affecting the operation, performance and strategy of the Group, seeking Board approval for matters reserved to the Board

–    Mike chairs the Group Executive Committee (GEC), which comprises the Executive Directors and the Group functional heads. The Executive Committee supports Mike in the operational management of the Group, providing the expertise to fulfil the strategic objectives set by the Board

–    Mike works closely with the Executive Directors in developing the Operating Plan, for approval by the Board

–    Mike keeps in close contact with the Chairman and ensures he is briefed on key issues

–    Mike meets with the Group’s key regulators worldwide

Senior Independent Director

Philip Remnant

–    Acting as sounding board for the Chairman

–    Leading the Non-executive Directors in conducting the Chairman’s annual evaluation

–    Being available to shareholders to address concerns not resolved through normal channels

–    Philip kept in close contact with the Chairman throughout the year

–    Philip held meetings in Q1 2017 with the Non-executive Directors to review the Chairman’s performance

–    Philip holds meetings throughout the year with Non-executive Directors as needed, without management being present

– In 2016, Philip offered meetings to Prudential’s key shareholders to provide them with an additional channel of communication

Committee Chairs

–    Responsible for leadership and governance of the Board’s principal Committees

–    Responsible for setting the agenda for Committee meetings and reporting on the Committees’ activities to the Board

–    Audit and Risk Committee Chairs act as key contact points for the independent chairs of the audit and risk committees of the Group’s material subsidiaries

–    The Committee Chairs worked closely with the Company Secretary and management to ensure Committee governance continued to be effective throughout the year

–    Each Committee Chair provided a written update of Committee business to the Board, followed by a verbal update after each Committee meeting

–    Ann Godbehere, the Audit Committee Chair, and Howard Davies, the Risk Committee Chair, commenced quarterly meetings with chairs of the audit and risk committees of the material subsidiaries during 2016 and provided updates to the Audit and Risk Committees respectively

Non-executive Directors

–    Responsible for providing constructive and effective challenge

–    Contributing to the development of proposals on Group strategy, offering input based on individual and collective experience

–    Responsible for scrutinising the performance of management in meeting agreed goals and objectives

–    Serving on principal Board Committees

–    The Non-executive Directors have engaged throughout the year with the Executive Directors and management, at Board and Committee meetings, as part of site visits, through training sessions and on an informal basis

–    They contributed to the development of strategic options through one-to-one meetings with the Group Strategy team and participated in the annual Strategy Away Day

–    All Non-executive Directors serve on at least one of the principal Board Committees

How we operate—Board decision making

–	The Board is collectively responsible:
–	To shareholders for the long-term success of the Company and, in particular, for setting the Group’s strategy and risk appetite;

–	For providing leadership within a framework of effective controls; and
–	For monitoring management’s performance against strategic goals and ensuring appropriate resources are available to achieve these goals.

–	When making decisions, the Board has due regard to the balance of interests between shareholders, employees, customers and community.
–	The Board operates in accordance with relevant corporate governance codes and has established a number of principal committees comprising Non-executive Directors to ensure Board duties are appropriately allocated between members.
–	The Group has established and regularly reviews a governance framework designed to promote appropriate behaviours across the Group to ensure prudent management and protection of the interests of shareholders, customers and other key stakeholders.
–	As part of the governance framework, the Board has established a control framework to identify significant risks and apply appropriate measures to manage and mitigate them.
–	The framework sets out the behaviours expected of the Group’s employees and requires all business units to seek delegated authority from the Board to carry out actions exceeding pre-determined limits or which could have a material effect on the Group.
–	Specific key decisions have been reserved to the Board for decision. These include strategic decisions, determination of interim dividends and recommendation of final dividends to shareholders, approval of major transactions, approval of key financial reporting, approval of the overall risk appetite and capital and liquidity positions, and responsibility for the effectiveness of the system of internal control and risk management.

Authority for the operational management of the Group’s businesses in order to implement Board strategy and decisions has been delegated to the Group Chief Executive for execution or further delegation by him. The Group Chief Executive is supported by the Group Executive Committee, which receives reports on performance and implementation of strategy for each business unit and discusses major projects and other activities related to the attainment of strategy. The members of the Group Executive Committee and their roles are set out in the Board of Directors section of the 20-F. To manage the Group’s delegated authorities and to monitor material expenditure, the Group Chief Executive has established a Chief Executive’s Committee, which meets on a weekly basis. The Chief Executive of each business unit has responsibility for the management of that business unit.

Key areas of focus—how the Board spent its time

The Board met on 10 occasions during the year, which included meetings in Kuala Lumpur, Malaysia and Lansing, USA. At the overseas meetings, additional sessions were held outside of the formal Board meetings, to allow the Board to focus on the regional business operations and to spend time meeting local senior management. The Board also held a separate strategy event over two days during the year.

The table below gives an overview of how the Board spent its time in 2016 and its key areas of focus.

	Feb	Apr	May	Jun	Jul	Sep	Nov	Dec
Strategy and implementation
Full review of strategy				●
Strategic conclusions finalised					●
Operating plan review							●	●
Strategic objectives monitoring	●		●		●			●
Major projects			●	●		●	●	●
Review of operational performance	●	●	●	●	●	●	●	●
Report from Committee Chairs	● 1,2,3,4	● 1,3,4	● 1,4	● 3	● 1,4	● 2,3,4	● 1,2,4	● 1,3,4

Financial reporting and dividends
Full year	●
Half year					●
Review of financial performance	●	●	●	●	●	●	●	●

Business unit reviews
PCA		●
Jackson						●
M&G							●
UK&E			●
PPMG								●
Africa	●

Regulation
ORSA, Solvency II, IMAP	●		●		●	●	●	●
CRO report	●		●		●	●	●	●
Regulatory and compliance update	●		●	●	● 5	●	●	●

Governance and stakeholders
Board evaluation tracking	●					●
Succession planning	●
Corporate responsibility report			●					●
Diversity and inclusion					●
Talent review								●
Feedback from Chair/NED investor meetings	●
Investor conference planning						●	●

Notes

[1]	Audit Committee
[2]	Nomination and Governance Committee
[3]	Remuneration Committee
[4]	Risk Committee
[5]	Including meeting with regulators.

At a number of meetings, the Board considered, and where appropriate approved, major projects. These included Prudential Africa’s opening in Zambia, with its acquisition of Professional Life Assurance; the listing of ICICI Prudential Life Insurance Company Limited, Prudential’s Indian joint venture with ICICI Bank; commencement of the sale of Prudential’s life business in Korea and the implementation of a global risk and portfolio management platform for the Group’s asset management businesses, working with BlackRock.

In addition to the eight full meetings outlined above, two further meetings were held to approve the final full and half year financial reports.

Individual Directors’ attendance at meetings throughout the year is set out in the table below.

Board and Committee meeting attendance during 2016
	Board	Audit Committee	Nomination and Governance Committee	Remuneration Committee	Risk Committee	General Meeting
Number of meetings held	10	10*	4	6	8*	1
Chairman
Paul Manduca	10	-	4	-	-	1

Executive Directors
Mike Wells	10	-	-	-	-	1
Nic Nicandrou	10	-	-	-	-	1
Penny James	10	-	-	-	-	1
John Foley	10	-	-	-	-	1
Michael McLintock[1]	4/4	-	-	-	-	1
Anne Richards[2]	6/6	-	-	-	-	-
Barry Stowe	10	-	-	-	-	1
Tony Wilkey	10	-	-	-	-	1

Non-executive Directors
Philip Remnant	10	10	4	6	-	1
Howard Davies	10	10	4	-	8	1
Ann Godbehere	10	10	4	-	8	1
Alistair Johnston[3]	4/4	6/6	-	-	-	1
David Law	10	9/10	-	-	-	1
Kai Nargolwala	10	-	-	6	8	1
Anthony Nightingale	10	-	4	6	-	1
Alice Schroeder	10	10	-	-	-	1
Lord Turner	9/10	-	-	-	7/8	1

*	The Audit and Risk Committees held a joint meeting in addition to those listed, which was attended by all members from both Committees.

Notes

[1]	Michael McLintock retired as a Director on 6 June 2016.
[2]	Anne Richards was appointed as a Director on 7 June 2016.
[3]	Alistair Johnston retired as a Director from the conclusion of the Annual General Meeting held on 19 May 2016.

Board and Committee papers are usually provided one week in advance of a meeting. Where a Director is unable to attend a meeting, his or her views are canvassed in advance by the Chairman of that meeting where possible.

How we operate—Board effectiveness

Actions during 2016 arising from the 2015 review

During the year, the action points identified in respect of the 2015 evaluation were addressed and the Board received an update on progress against those actions in September 2016 and February 2017. The key themes of the 2015 evaluation are set out below.

Governance of subsidiary boards—The 2015 Board evaluation recognised that, following the decision to appoint independent non-executive directors to certain of the Group’s larger subsidiaries, referred to as the material subsidiaries, more formal oversight of the governance arrangements for the material subsidiary boards would be required. In addition, a process for appointing the material subsidiary independent directors and the relationship between them and the Chairman and Chairs of the Group Audit and Risk Committees would need to be implemented.

In the first half of 2016, governance processes were established for the Chairman and the Audit and Risk Committee Chairs to meet with their material subsidiary counterparts and keep the Board appropriately updated. In addition, the Audit and Risk Committees receive written updates outlining the business discussed by the material subsidiary audit and risk committees.

The Nomination and Governance Committee played a key part in the establishment and embedding of these governance processes. Regular progress updates were provided to the Board, which tracked alignment to regulatory expectations.

Post action reviews—The 2015 evaluation noted that the Board should continue to analyse past decisions closely, testing assumptions and projections made in the past.

Reviews of certain past transactions were undertaken by the Risk Committee and the outcome was considered by the Board during its strategy discussions in June.

The Board also discussed a full report of the Group’s past actions in Africa which allowed them to confirm the rationale behind the Group’s decision to invest in that region and the acquisitions made to date.

Board papers—On Board processes, the 2015 feedback highlighted the progress made during the year, in particular improvements in clarity of papers. This was another area of focus during 2016, with work undertaken to ensure that the right balance continued to be struck regarding the level of detail provided in papers, especially for technically complex matters. Concise papers assisted the Board in managing a growing agenda.

During the year, updates were issued to senior staff explaining the rationale for Board paper content guidelines, including a reminder of best practices and timelines. The review process for papers is designed to ensure all relevant aspects of Directors’ duties are addressed and consideration is given to risk, legal, regulatory and other appropriate stakeholder aspects.

Products and customers—The Board continued holding in-depth focus sessions on products and customers of the Group, primarily through Board visits to the business units. In 2016, these focus sessions took place when the Board visited its overseas operations, as more fully described below.

2016 review and actions for 2017

The performance evaluation of the Board and its principal Committees for 2016 was conducted internally at the end of 2016 and beginning of 2017, through a questionnaire. The findings were presented to the Board in February 2017 and an action plan agreed to address areas of focus identified by the evaluation.

The review confirmed that the Board continued to operate effectively during the year and no major areas requiring improvement were highlighted.

The performance during 2016 of the Non-executive Directors and the Group Chief Executive was evaluated by the Chairman in individual meetings. Philip Remnant, the Senior Independent Director, led the Non-executive Directors in a performance evaluation of the Chairman.

Executive Directors are subject to regular review and the Group Chief Executive individually appraised the performance of each of the Executive Directors as part of the annual Group-wide performance evaluation of all staff.

The following themes were identified as areas for focus in 2017:

Subsidiary governance—The Board evaluation recognised that the appointment of independent non-executive chairs and directors to the Group’s material subsidiaries had been well executed, and a good governance framework established. The Board’s focus for 2017 would be on ensuring good subsidiary governance was maintained and best governance practices were shared between the material subsidiaries. Ensuring that reporting by the material subsidiaries to the Board and its Committees continued to be of a high standard would also be emphasised.

Board agenda—The Board agreed to continue to ensure time spent at its meetings reflected the Group’s strategic and operational priorities. One of the primary ways to achieve constructive debate is to ensure pre-Board preparation is of a very high standard with papers continuing to be delivered on time with succinctly presented facts creating, where needed, a clear decision path. The Board also agreed to build on the work done in 2016 to further increase the Board’s focus on products and customers.

Senior employee focus—The Board evaluation noted the number of successful internal promotions over 2015 and 2016, and that management’s focus was now on rebuilding strength in the senior management teams around the Group below GEC level. In 2017, the Board will ensure it remains properly updated in this area and that it continues to have opportunities to meet senior management across all the Group’s businesses.

Remuneration—The Board evaluation noted the growing complexity of remuneration across all UK-listed companies and also the pace of changes in these areas as a result of focus by government and institutional investor groups over recent months. The Board will implement an annual training session for any Non-executive Directors not on the Remuneration Committee to discuss the Directors’ Remuneration Policy and the remuneration structures contained in it, as well as broader market practice information.

The Board will track its progress in addressing these themes at its meetings throughout the course of 2017 and report on actions taken in its next Annual Report.

Directors’ development

The Chairman is responsible for ensuring that induction programmes are provided for all new Directors. These are tailored to reflect the experience of each Director and their position as either Executive or Non-executive Directors. Anne Richards’ induction was carried out by both Group and M&G, and included updates on the Group’s results, the role of the Board and its Committees, the Group’s key risks and the risk management framework, as well as the compliance environment in which the Group operates. M&G provided a detailed briefing on product range, the markets in which it operates and the overall competitive environment.

The Chairman is also responsible for ensuring that all Directors update their skills, knowledge and familiarity with the Group. Directors regularly receive reports on the Group’s businesses and the regulatory and industry-specific environments in which it operates. All Directors have the opportunity to discuss their development needs as part of the annual Board effectiveness review and Directors are asked to provide a record of training received externally on an annual basis.

In 2016, the Board took time for particular focus on the Group’s US and Asian businesses. During visits to the US and Malaysia, the Board received updates on key products and distribution, risks and performance in the US and in the Asian businesses, including regulatory developments and their potential impact on future business. The Board’s overseas visits also allowed the Directors to meet with the local senior management teams.

Kuala Lumpur, Malaysia	Lansing, USA

–    Prudential Malaysia

–    Overview of life insurance industry and comparative position in the marketplace

–    Products and strategy

–    Financial performance

–    Update on Takaful business: governance, performance, strategy

–    Asia financial performance, strategy and growth update, risk profile and risk function development, and HR planning

–    Overview of Eastspring Investments

–    Regulatory update—impact of the Department of Labor’s fiduciary rule on Jackson and the industry

–    Jackson:

–    Comparative position in the marketplace and marketing

–    Products and operating environment

–    Financial performance

–    Risk function development

–    PPM America performance

–    Cyber security within the North American business

The Board was kept updated on key political and regulatory developments, including Solvency II implementation and reporting, the US Department of Labor fiduciary rule, the Senior Insurance Managers Regime, the UK regulator’s thematic review of annuity sales and the implementation of the Market Abuse Regulation. In addition, Directors were provided with updates at each Board meeting on other legal and regulatory changes and developments that could impact the industry or the Group.

Committee members received updates at Committee meetings on areas of particular relevance to the respective Committees and were kept updated on ongoing developments in regulations, as well as the impact these have on the Group. The Risk Committee received in-depth information on a number of business areas and products in 2016, focusing on the particular risks arising and how these are managed. Some of those topics were also shared with the Audit Committee to ensure it was appropriately briefed to assess any impact on financial reporting and internal control. In 2016, the Audit Committee and Risk Committee held a joint session in which they were provided with an update on the impact of Solvency II on the 2015 results.

Diversity

Given the global reach of the Group’s operations, and our business strategy and long-term focus, the Board makes every effort to ensure it is able to recruit directors from different backgrounds, with diverse experience, perspective and skills. This diversity not only contributes towards Board effectiveness but is essential for successfully delivering the strategy of an international Group, as reflected in our Group Diversity and Inclusion Policy.

The Board is committed to recruiting the best available talent and appointing the most appropriate candidate for each role, while at the same time aiming for appropriate diversity on the Board. This approach informed the Nomination and Governance Committee’s ongoing activities carried out during 2016 in respect of succession planning for Executive and Non-executive Directors.

The Board does not endorse quotas as these may generate unintended consequences, but continues to commit to developing a robust and diverse talent pipeline and increasing representation of women in senior positions in the Group and on the Board. As part of this commitment, the Board may endorse relevant measurable objectives for increasing diversity. For example, in 2016 the Board decided to sign the HM Treasury Women in Finance Charter, with the aim to have in place at least 30 per cent women in senior management positions by the end of 2021.

Shareholder engagement

As a major institutional investor, the Board recognises the importance of maintaining an appropriate level of two-way communication with shareholders.

The Company holds an ongoing programme of regular contact with major shareholders, conducted by the Chairman, to discuss their views on the Company’s governance. The Senior Independent Director offers meetings to major shareholders as needed and other Non-executive Directors are available to meet with major shareholders on request.

Shareholder feedback from these meetings is communicated to the Board.

In addition, a full programme of engagement with shareholders, potential investors and analysts, in the UK and overseas, is conducted each year by the Group Chief Executive and the Chief Financial Officer, led by the Director of Strategy and Capital Market Relations. As part of this, a conference for investors and analysts has been held on a regular basis since 2010, with in-depth business presentations and opportunities for attendees to meet with members of the Board and senior management through the course of the event. Most recently, the Group held a conference for investors in November 2016. The Group Chief Executive, Chief Financial Officer and investor relations team also attend major financial services conferences to present to and meet with the Company’s shareholders. In 2016, as part of the investor relations programme, over 360 meetings were held with approximately 800 individual institutional investors across the UK, in continental Europe, the US and Asia.

The Annual General Meeting is an opportunity for further shareholder engagement, for the Chairman to explain the Company’s progress and, along with other members of the Board, to answer any questions. All Directors then in office attended the 2016 Annual General Meeting.

Details of the 2017 Annual General Meeting are available on www.Prudential.co.uk under ‘Investors’.

Further information on Directors

Information on a number of regulations and processes relevant to Directors, and how these are addressed by Prudential, is given below.

Area	Prudential’s approach
Rules governing appointment and removal

–    The appointment and removal of Directors is governed by the provisions in the Articles of Association (the Articles), the UK Corporate Governance Code (the UK Code), the Hong Kong Corporate Governance Code (HK Code) as appended to the Hong Kong Listing Rules (the HK Listing Rules) and the Companies Act 2006.

Terms of appointment

–    Non-executive Directors are appointed for an initial term of three years.

–    Subject to review by the Nomination and Governance Committee and re-election by shareholders, it would be expected that Non-executive Directors serve a second term of three years.

–    After six years, Non-executive Directors may be appointed for a further year, up to a maximum of three years in total. Reappointment is subject to rigorous review as well as re-election by shareholders at the Annual General Meeting.

–    The Directors’ remuneration report sets out the terms of the Non-executive Directors’ letters of appointment on page 197.

–    The Directors’ remuneration report sets out the terms of Executive Directors’ service contracts on page 196.

Independence

–    Prudential is one of the UK’s largest institutional investors. The Board does not believe that this compromises the independence of those Non-executive Directors who are on the boards of companies in which the Group has a shareholding. The Board also believes that such shareholdings should not preclude the Company from having the most appropriate and highest calibre Non-executive Directors.

–    The independence of the Non-executive Directors is determined by reference to the UK Code and HK Listing Rules. Prudential is required to affirm annually the independence of all Non-executive Directors under the HK Listing Rules and the independence of its Audit Committee members under Sarbanes-Oxley legislation.

–    For the purposes of the UK Code, throughout the year, all Non-executive Directors were considered by the Board to be independent in character and judgement and to have met the criteria for independence as set out in the UK Code.

–    All the Non-executive Directors are considered independent for the purposes of the Company’s Hong Kong listing, and each Non-executive Director provides an annual confirmation of his or her independence as required under the HK Listing Rules. The Company has considered David Law’s position and has deemed him to be independent from 1 July 2016, being the date one year following his retirement from PwC, for the purposes of the HK Listing Rules and HK Code.

–    There were no other material factors that were deemed to affect the Non-executive Directors’ independence.

Audit Committee experience and independence

–    In relation to the provisions of the UK Corporate Governance Code and HK Listing Rules, the Board is satisfied that Ann Godbehere and David Law have recent and relevant financial experience.

–    The Board has determined that Ann Godbehere and David Law qualify as audit committee financial experts under the requirements of Form 20-F and that both Ms Godbehere and Mr Law are independent within the meaning of Rule 10A-3 under the Exchange Act.

–    The Board does not consider that Mr Law’s previous position at PwC affects his status as an independent Director for the purposes of the UK Code or in relation to his membership of the Audit Committee, under applicable Sarbanes-Oxley legislation.

Area	Prudential’s approach
Indemnities, protections and legal advice

–    Subject to the provisions of the Companies Act 2006, the Company’s Articles permit the Directors and officers of the Company to be indemnified in respect of liabilities incurred as a result of their office.

–    Suitable insurance cover is in place in respect of legal action against directors and senior managers of companies within the Group.

–    Qualifying third party indemnity provisions are also available for the benefit of the Directors of the Company and certain other such persons, including certain directors of other companies within the Group.

–    Qualifying pension scheme indemnity provisions are also in place for the benefit of certain pension trustee directors within the Group.

–    These indemnities were in force during 2016 and remain so.

–    Directors have the right to seek independent professional advice at the Group’s expense.

Significant contracts	– At no time during the year did any Director hold a material interest in any contract of significance with the Company or any subsidiary undertaking.

Governance Committees

Committee reports

The principal Committees of the Board are the Nomination and Governance, Audit, Risk, and Remuneration Committees. These Committees form a key element of the Group governance framework, facilitating effective independent oversight of the Group’s activities by the Non-executive Directors.

Each Committee Chairman provides an update to the Board of each Committee meeting, supported by a short written summary of the Committee business considered.

Nomination and Governance Committee report

This report describes how the Nomination and Governance Committee has fulfilled its duties under its terms of reference during the year.

In 2016, the Committee met on four occasions. Its focus was on ensuring that Prudential has suitable succession plans in place for the Board and senior executives. Particular emphasis this year was on succession planning for Non-executive Directors given that Ann Godbehere is in her ninth year of service and will not stand for re-election at the next Annual General Meeting.

Work on succession planning is based on an assessment of skills needed to fulfil Prudential’s strategy and a rolling programme of progressively refreshing the skills on the Board. During 2016 and to date, the Committee particularly focused on skills required to replace Ann’s expertise in the context of the overall balance of skills on the Board and the main markets in which Prudential operates, now and in the medium term. The Committee also reviewed the membership of the Board’s principal committees to ensure all committees continue to be appropriately composed, taking into account the time commitment required of each Non-executive Director role.

As part of the regular year-end related work at the February meeting, the performance and independence of the Non-executive Directors was reviewed. The Committee confirmed that the Audit Committee has the required levels of financial expertise, and also reviewed and confirmed conflicts of interest for all Board members and recommended all Non-executive Directors for re-election at the forthcoming Annual General Meeting, except Ann Godbehere.

The Committee expanded its remit in 2016, following the appointment of independent non-executive directors to the boards of the material subsidiaries. During the year, the Committee approved the appointment of independent chairs to the boards of these companies. As part of the Committee’s new governance duties, it reviewed the governance framework for the material subsidiaries and terms of reference for their boards and chairs. Going forward, the Committee will review the performance of the non-executive directors of the material subsidiaries, starting in early 2017.

The Chairman of the Committee has responsibility for ensuring the Committee operates effectively. To ensure it does so and provides constructive challenge to management, open debate and contributions from all Committee members are encouraged by the Chairman of the Committee. An annual review of the Committee’s effectiveness was carried out as part of the Board evaluation, described in more detail below. The Committee was found to be functioning effectively.

Committee members	Regular attendees
Paul Manduca (Chairman)	Group Chief Executive
Howard Davies	Group Human Resources Director
Ann Godbehere	Group General Counsel and Company Secretary
Anthony Nightingale
Philip Remnant

Number of meetings in 2016: Four

	Feb[1]	Sep	Nov
Re-election of Directors, Non-executive Directors’ performance and independence	●
Succession planning	●	●	●
Membership review of principal Board Committees	●	●
Material subsidiary governance	●	●	●
Committee terms of reference		●

Notes

[1]	Two meetings were held in February

How the Committee spent its time during 2016

The table below provides an overview of how the Committee spent its time in 2016.

Key matters considered during the year

Matter considered	How the Committee addressed the matter
Succession planning – Appointments – Non-executive Directors – Executive Directors

The Committee kept succession plans for executive and non-executive Board roles under continuous review. This review takes account of the size, structure and composition of the Board and its Committees, including the overall knowledge, experience and diversity of the Board. The Committee makes recommendations to the Board based on its review as necessary.

During 2016, the Committee considered information about potential candidates who might be appointed to the Board as Non-executive Directors to keep the Board composition progressively refreshed in the future, assisted by Russell Reynolds as search consultant.

John Foley and Anne Richards were appointed during 2016. The work of the Committee in respect of those appointments, which was supported by Egon Zehnder as search consultant, is described in the Annual Report for 2015.

The Committee received details of the succession plans in place for Executive Directors and other senior management positions. The development and renewal of these plans was led by the Group HR Director, who was supported by Egon Zehnder in identifying candidates who could be considered successors for key roles.

Russell Reynolds has no additional connection with Prudential. In addition to acting as search consultant for certain executive hires, Egon Zehnder also provides support for senior development assessments.

– Re-election of Directors

As part of its ongoing work on Board succession planning, the Committee considered the terms of appointment for the Chairman, Committee Chairmen and Non-executive Directors taking into account time commitment and the general balance of skills, experience and knowledge on the Board, assessing length of service in their roles. Having reviewed the performance of relevant Non-executive Directors in office at the time, the Committee recommended to the Board that those Non-executive Directors should stand for re-election at the 2017 Annual General Meeting.

The Committee considered the term of appointment of Ann Godbehere, who has been a Non-executive Director since 2007 and Chairman of the Audit Committee since 2010. In line with corporate governance guidelines, Ms Godbehere does not intend to stand for re-election in 2017.

Matter considered	How the Committee addressed the matter

Philip Remnant completed his first term of three years following his initial appointment by shareholders at the 2013 Annual General Meeting. Following performance evaluation by the Committee and re-election by shareholders in 2016, he was invited to serve a further term of three years, expiring at the conclusion of the 2019 Annual General Meeting.

Independence	The Committee considered the independence of the Non-executive Directors against relevant requirements as outlined on page 150.
Conflicts of interest

The Board has delegated authority to the Committee to consider, and authorise where necessary, any actual or potential conflicts of interest in accordance with relevant legislation, the provisions in the Company’s Articles and the procedures approved by the Board.

In February 2016, the Committee considered the external appointments of all Directors and reviewed existing conflict authorisations, reaffirming or updating any terms or conditions attached to authorisations where required. No other conflict matters were brought to the Committee.

New external positions were reviewed during the year as they arose.

The Board considers that the procedure set out above for dealing with conflicts of interests has operated effectively.

Governance - Group subsidiaries

In February, the Committee expanded its remit to include oversight of the material subsidiary governance and independent directors.

During the year, the Committee approved the appointments of the material subsidiary chairs (including Philip Remnant and Kai Nargolwala), reviewed the material subsidiary governance arrangements, approved the terms of reference for the material subsidiary boards and board chairs, and monitored the embedding of governance processes.

Audit Committee report

Report on the activities of the Audit Committee

This report describes how the Audit Committee has fulfilled its duties under its terms of reference during the year.

The Committee met on 10 occasions during the year. The Committee works closely with the Risk Committee to ensure both Committees are updated on matters which impact on their responsibilities. Where a matter requires input from both Committees, joint meetings are held with the Risk Committee. In 2016, one joint meeting with the Risk Committee took place to discuss the Solvency II capital position as at 31 December 2015 and associated governance processes.

The Committee maintained its focus during the year on monitoring the integrity of financial reporting and ensuring suitable accounting policies were adopted and applied consistently. The Committee reviewed management’s annual process for setting assumptions underpinning the Group’s European Embedded Value (EEV) results and IFRS insurance liabilities and requested additional analysis and information where required. Clarity of the Group’s external disclosures is an important consideration of the Committee and it assessed whether the financial report for 2016 was fair, balanced and understandable before making a recommendation to the Board. Additional consideration was given to the Group’s disclosure of alternative performance measures in light of new regulatory guidance and the Committee reviewed and agreed the resulting refinements to the Group’s disclosures. The Committee also reviewed the Group’s external Solvency II disclosures following the formal introduction of the Solvency II framework for European insurers at the start of 2016.

The Committee approved all non-audit services, as well as audit services, to ensure the auditor remains independent. The Committee continued with its annual process of monitoring auditor effectiveness through a Group-wide questionnaire of senior finance personnel. Committee members meet privately with both the internal and external auditors to ensure they are able to operate effectively and to satisfy themselves that management are responsive to their findings and recommendations.

The Committee continued to monitor second and third line of defence functions to ensure their effectiveness. During 2016, the Audit Committee commissioned an external review to provide an independent assessment of compliance monitoring and internal audit reviews. Recommendations from this work have been approved and integrated into the respective functional plans going forward. The focus of the compliance plan is on strengthening the Compliance framework and further enhancing monitoring arrangements and mitigation of key risks. The internal audit plan provides risk-based coverage of financial, business change, regulatory and operational risk drivers and of customer outcomes.

The Committee also refined the governance processes during the year to enhance the information the Committee receives on the activities of the Group’s business unit audit committees and ensure key issues are escalated appropriately. The Chairman of the Committee maintains regular contact with the audit committee chairs of the Group’s material subsidiaries and reports to the Committee on the issues discussed.

The Chairman of the Committee has responsibility for ensuring the Committee operates effectively. To ensure it does so and provide constructive challenge to management, open debate and contributions from all Committee members are encouraged by the Chairman of the Committee. An annual review of the Committee’s effectiveness was carried out as part of the Board evaluation, described in more detail below. The Committee was found to be functioning effectively.

Committee members	Regular attendees
Ann Godbehere (Chairman)	Chairman of the Board
Howard Davies	Group Chief Executive
Alistair Johnston (until May 2016)	Chief Financial Officer
David Law	Group Chief Risk Officer
Philip Remnant	Director of Group Finance
Alice Schroeder	Group Regulatory and Government Relations Director
Group General Counsel and Company Secretary
Director of Group Compliance
Director of Group-wide Internal Audit
External Audit Partner

Number of meetings in 2016: 10 (in addition, a joint meeting was held with the Risk Committee)

How the Committee spent its time during 2016

The table below provides an overview of how the Committee spent its time in 2016.

	Jan	Feb	Mar[1]	Apr	May	Jul	Aug	Nov	Dec
Financial reporting and external auditor
Periodic financial reporting including:	●	●	●	●		●	●	●	●
• key accounting judgements and disclosures, • Solvency II results and governance processes, and associated audit reports
Developments in tax disclosures		●			●	●			●
Audit planning, fees, effectiveness, independence and re-appointment		●			●	●		●
Internal control framework effectiveness
Internal control framework effectiveness		●
Internal Auditors
Status updates and effectiveness		●			●	●		●	●
Internal audit plan for 2017						●			●
Compliance
Status updates		●			●	●		●	●
Compliance plan for 2017									●
Financial crime and whistleblowing
Update on whistleblowing issues raised		●			●	●		●	●
Anti-money laundering report		●
Security and resilience development plan					●
Governance
Internal framework effectiveness/ refresh		●						●
Planning for ESG governance and reporting								●
Business unit audit committee effectiveness and terms of reference									●
Committee terms of reference									●
Note

[1]	Two meetings were held in March

Key matters considered during the year

Matter considered	How the Committee addressed the matter
Financial reporting and tax	One of the Committee’s key responsibilities is to monitor the integrity of the financial statements.
Overview

The Committee assessed whether appropriate accounting policies had been adopted throughout the accounting period and whether management had made appropriate estimates and judgements over the recognition, measurement and presentation of the financial results. There were no new or altered accounting standards in 2016 that had a material effect on the Group’s financial statements. The Committee also reviewed the accounting for the planned disposal of the Korea life business, together with the presentation in the financial statements.

The Committee considered compliance with accounting standards and obligations under applicable laws, regulations and governance codes. Particular areas on which the Committee focused during the year included the fair, balanced and understandable requirement under the UK Corporate Governance Code, providing advice to the Board in respect of this requirement. This included consideration of any resulting changes to disclosures following the decision by the UK to leave the European Union in June. The Committee also focused on the guidance issued by the European Securities and Markets Authority on Alternative Performance Measures that was effective for the first time in 2016. The Committee reviewed and agreed the refinements to the Group’s disclosures as a result of that new guidance.

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

•      Economic and policyholder behaviour assumptions affecting the measurement of Jackson guaranteed liabilities and amortisation of deferred acquisition costs; and

•      Mortality, expense and credit risk assumptions for the UK annuity business.

2016 saw the formal introduction of the Solvency II framework for European insurers. The Committee reviewed the Group’s external disclosures of its Solvency II position, together with the consistency of assumptions with those used for IFRS and EEV reporting where relevant. In addition, given the adoption of Solvency II as the local regulatory requirement for the UK business, it reviewed the impact of the change in local capital regime on the EEV results for the UK insurance operations.

The Committee also received information on the nature of goodwill and intangible asset values and the carrying value of investments in the Group’s balance sheet. It considered what factors might give rise to an impairment of the Group’s intangibles and whether those factors had arisen in the period. The Committee was satisfied that there was no impairment of the Group’s intangibles at 31 December 2016. Following the UK referendum in June, where the majority voted in favour of leaving the

Matter considered	How the Committee addressed the matter

European Union, and the resulting suspension of trading by some property funds, the Committee reviewed the Group’s valuation basis for property investments and property funds at 30 June. The Committee satisfied itself that these and other investments were valued appropriately.

Solvency II results and associated governance processes were considered in a separate meeting held jointly with the Risk Committee.

No significant issues arose in respect of these items.

Other financial reporting matters and tax reporting

The Committee considered various analyses from management regarding Group and subsidiary capital and liquidity prior to recommending to the Board that it could conclude that the financial statements should continue to be prepared on the going-concern basis and the disclosures on the Group’s longer-term viability were both reasonable and appropriate. The Committee reflected on how the viability statement could be enhanced to give more insight on the conclusions reached and updates were made accordingly.

As part of its assessment of the description of performance within the Annual Report, the Committee considered judgemental aspects of the Group’s reporting across the Group’s IFRS and EEV metrics. This assessment included a review to ensure that the allocation of items between operating and non-operating profit was in accordance with the Group’s accounting policy. The Committee considered the impact of equity and interest rate movements on the IFRS results of the Group’s US business and after discussion, the Committee was satisfied that the presentation and disclosure of such impacts was appropriate and consistent with prior periods.

The Audit Committee also considered judgemental matters regarding provisions for certain open tax items including tax matters in litigation. The Committee received information on the Group’s annual risk rating meeting with HM Revenue & Customs. The Committee reviewed the Group’s preparations for new country-by-country reporting disclosure requirements to tax authorities, and the Group’s preparations for public disclosure of the Group’s tax strategy. The Committee was satisfied that management’s approach was reasonable in these areas.

For all the above areas, the Committee received input from management and the external auditor prior to reaching its conclusions.

In addition to these reporting matters, the Committee also received and considered regular updates from management on the status and implications for the Group of financial reporting developments, including updates on discussions by the International Accounting Standards Board on the development of the IFRS 17 Insurance Standard (known previously as “IFRS 4 Phase II”) and the permitted deferral of IFRS 9 by insurers.

External audit, review of effectiveness, non-audit services and auditor reappointment	The Group’s external auditor is KPMG LLP and oversight of the relationship with them is one of the Committee’s key responsibilities. The Committee approved KPMG’s terms of engagement for the statutory audit, and approved fees for both audit and non-audit services in accordance with the Group’s policy.

Matter considered	How the Committee addressed the matter
External audit effectiveness

To assess the effectiveness of the auditor, the Committee reviewed the audit approach and strategy, and received an internal report on their performance.

The separate internal evaluation of the auditor was conducted using a questionnaire which was circulated to the Committee, the Chief Financial Officer and the Group’s senior financial leadership for completion. In total, 89 people provided input on the performance of the auditor.

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

In addition to the usual auditor effectiveness process, early in 2016 the Committee also considered KPMG’s response to a report issued by the Financial Reporting Council’s Audit Quality Review team following inspection of KPMG’s 2014 audit. The Committee discussed the actions undertaken by KPMG as part of their 2015 audit to address the matters raised. It agreed that any identified areas for further improvement had been addressed or had appropriate action plans in place.

On completion of the activities outlined above, the Committee concluded that the audit had been effective and the challenge appropriately robust across all parts of the Group.

The separate internal evaluation of the auditor was conducted using a questionnaire which was circulated to the Committee, the Chief Financial Officer and the Group’s senior financial leadership for completion. In total, 89 people provided input on the performance of the auditor.

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

Matter considered	How the Committee addressed the matter

In addition to the usual auditor effectiveness process, early in 2016 the Committee also considered KPMG’s response to a report issued by the Financial Reporting Council’s Audit Quality Review team following inspection of KPMG’s 2014 audit. The Committee discussed the actions undertaken by KPMG as part of their 2015 audit to address the matters raised. It agreed that any identified areas for further improvement had been addressed or had appropriate action plans in place.

On completion of the activities outlined above, the Committee concluded that the audit had been effective and the challenge appropriately robust across all parts of the Group.

Auditor independence and objectivity

The Committee has responsibility for monitoring auditor independence and objectivity and is supported in doing so by the Group’s Auditor Independence Policy (the Policy). The Policy is updated annually and approved by the Committee. It sets out the circumstances in which the external auditor may be permitted to undertake non-audit services and is based on four key principles which specify that the auditor should not:

•      Audit its own firm’s work;

•      Make management decisions for the Group;

•      Have a mutuality of financial interest with the  Group; or

•      Be put in the role of advocate for the Group.

The Policy has two permissible service types: those that require specific approval by the Committee on an engagement basis and those that are pre-approved by the Committee with an annual monetary limit. In accordance with the Policy, the Committee approved these permissible services, classified as either audit or non-audit services, and monitored the usage of the annual limits on a quarterly basis. All non-audit services undertaken by KPMG were agreed prior to the commencement of work and were confirmed as permissible for the external auditor to undertake under the provisions of the Sarbanes-Oxley Act. In November 2016, the Committee considered and approved revisions to the Policy with effect from 1 January 2017, to reflect final rules and guidance issued by the Financial Reporting Council, in connection with the implementation of broader European Union (EU) reforms to the audit market. The most significant change was to reduce the annual monetary limits for services that are pre-approved by the Committee.

These revisions build on the previous year’s updates, where amendments to the Policy were made to ensure the schedule of prohibited non-audit services was in line with the EU reforms referenced above. These changes were effective throughout 2016.

In keeping with professional ethical standards, KPMG also confirmed their independence to the Committee and set out the supporting evidence for their conclusion in a report that was considered by the Committee prior to publication of the financial results.

Fees paid to the auditor

The fees paid to KPMG for the year ended 31 December 2016 amounted to £16.2 million (2015: £16.6 million) of which £2.8 million (2015: £4.3 million) was payable in respect of non-audit services. Non-audit services accounted for 17 per cent of total fees payable (2015: 26 per cent).

A breakdown of the fees paid to KPMG can be found in Note B3.4 to the financial statements on page 284.

Matter considered	How the Committee addressed the matter
Of the £2.8 million of non-audit services, the principal types of non-audit engagements approved for 2016 were other assurance services of £2.7 million (of which £1.5 million related to Solvency II reporting and disclosures) and other non-audit services of £0.6 million.
Reappointment	Based on the outcome of the effectiveness evaluation and all other considerations, the Committee recommended that KPMG be reappointed as the auditor. A resolution to this effect will be proposed to shareholders at the 2017 Annual General Meeting.
Audit tender

The external audit was last put out to competitive re-tender in 1999 when the present auditor, KPMG, was appointed. Since 2005, the Committee has annually considered the need to re-tender the external audit service and it again considered this in May 2016, concluding that there was nothing in the performance of the auditor which required such a tender.

The Committee acknowledges the provisions contained in the UK Code in respect of audit tendering, along with European rules on mandatory audit rotation and audit tendering. In conformance with these requirements, the Company will be required to change audit firm no later than for the 2023 financial year end. The Committee also recognises that the industry is in a period of unprecedented change with the IASB expecting to issue a new insurance accounting standard in 2017, for implementation in 2021. The Committee currently believes any change of auditor should be scheduled to limit operational disruption during such a period of change and, as a consequence, is not currently planning to re-tender the audit before the adoption of IFRS 17. This remains subject to the Committee’s normal annual review.

The Company has complied throughout the 2016 financial year with the provisions of The Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014 issued by the Competition and Markets Authority.

In line with the Auditing Practices Board Ethical Statements and the Sarbanes-Oxley Act, a new lead audit partner is appointed every five years. A new lead audit partner was appointed in respect of the 2012 financial year who will be replaced following the completion of this 2016 reporting cycle. The replacement lead audit partner has been identified.

Third line oversight—internal audit	The Committee is responsible for approval of the internal audit programme and monitoring the effectiveness of the internal audit function.
Regular reporting	The independent assurance provided by Group-wide Internal Audit (GwIA) formed a fundamental part of the Committee’s deliberations on the Group’s overall control environment. The Committee received regular updates on audits conducted and management’s progress in addressing audit findings. Each of the Group’s business units has an internal audit team, the heads of which report to the Director of Group-wide Internal Audit. The function also has a Quality Assurance Director, whose primary role is to monitor and evaluate adherence to industry practice guidelines and Group-wide adherence to GwIA’s own standards and methodology. Internal audit resources, plans, budgets and its work, including the function’s annual review of the control environment and risk, and control

Matter considered	How the Committee addressed the matter
culture of the organisation, are overseen by both the Committee and the relevant business unit audit committee. The Director of GwIA reports functionally to the Chairman of the Committee and for management purposes to the Group Chief Executive, and also has direct access to the Chairman of the Board. In addition to formal Committee meetings, the Committee meets with the Director of GwIA in private to discuss matters relating to, for example, the effectiveness of the internal audit function, significant audit findings and the risk and control culture of the organisation.
Annual plan and focus for 2017

The Committee approved the half year update of the 2016 plan. It also considered and approved the Internal Audit Plan, resource and budget for 2017.

At the half year, the Committee considered recommendations to refresh the Internal Audit Plan in response to changes in the business unit operating environments and an update to the Group’s top risks. The 2017 Internal Audit Plan was formulated based on a bottom-up risk assessment of audit needs mapped against various metrics combined with top-down challenge by the GwIA Leadership Team and executive management at business unit and Group level. The plan was then mapped against a series of risk and control parameters, including the top risks identified by the Risk Committee, to verify that it is appropriately balanced between financial, business change, regulatory and operational risk drivers and provides appropriate coverage of key risk areas and audit themes within a risk-based cycle of coverage. Key areas of focus for 2017 include programme assurance, cyber security, outsourcing arrangements, customer outcomes and governance.

Internal audit effectiveness	The Committee assesses the effectiveness through a combination of external effectiveness reviews, required every five years (last conducted in 2012), and an annual internal effectiveness review, performed by the GwIA Quality Assurance Director. In 2016, Deloitte assessed the overall GwIA annual planning approach and the quality of audit work and concluded that the function ‘is a well-developed group function that applies a number of leading practices on a consistent basis across the Prudential Group, including advanced data analytics capabilities and well embedded approaches for conducting audits’. In addition, an internal effectiveness review was conducted in 2016, in accordance with the professional practice standards of the Chartered Institute of Internal Auditors (CIIA). This review concluded that GwIA continues to comply with the requirements of internal audit policies, procedures and practices, and standards in all material respects relating to audit planning and execution, and continued to be aligned with its mandated objectives and maintained general conformance with the CIIA guidance for Effective Internal Audit in the Financial Services Sector. Having considered the findings of Deloitte’s review and the 2016 internal effectiveness review, the Committee concluded that GwIA had continued to operate in compliance with the requirements of GwIA policies, procedures and practice standards in all material respects and had remained aligned to mandated objectives during 2016.
Business unit audit committee effectiveness	The Committee is supported by the work carried out by the material subsidiary and other business unit audit committees and annually reviews the effectiveness of these committees in meeting their defined terms of reference. These audit committees provide oversight of the respective business units. During the year, membership of the committees for all

Matter considered	How the Committee addressed the matter

material subsidiaries has been changed to comprise solely of independent non-executive directors. The minutes of all business unit audit committees were provided to the Committee and their meetings were attended by the external auditor, as well as senior management from the business unit (including the Business Unit Chief Executive, heads of Finance, Risk, Compliance and GwIA) and from Group Head Office. In addition, the Committee chairman meets in person or telephonically at least quarterly with the chairs of each of the material subsidiary audit committees.

The Committee’s assessment of these committees was supported by local teams from GwIA and considered whether each of the committees fulfilled the responsibilities documented in their terms of reference. Attendance rates by audit committee members and evidence of the audit committees’ coverage of key business unit issues, as well as the appropriate escalation of concerns to the Committee, formed part of the criteria used for the evaluation.

Business unit model terms of reference	The Committee approved the Group’s standard terms of reference for the material subsidiary and other business unit audit committees, which were updated to reflect changes in the Committee’s own responsibilities to align them with best practice, as well as the change in membership for the material subsidiaries. These were adopted by the business unit audit committees with minor variations to address local regulations or the particular requirements of the business.
Second line oversight—compliance, financial crime prevention, whistleblowing Regular reporting from Compliance	Regular updates were provided to the Committee by the Group Regulatory and Government Affairs Director and the Group Compliance Director. The reports kept the Committee apprised of key compliance activities, issues and controls, including progress against the 2016 Compliance Plan, the outcome of compliance monitoring activities across the Group and the effectiveness of business unit compliance departments.
Compliance Plan and focus for 2017	The Committee considered and approved the 2017 Group Compliance Plan. Areas of focus included strengthening the compliance framework, enhancing compliance monitoring arrangements and mitigation of key risks, including conflicts of interest, the fair treatment of customers and anti-money laundering and sanctions. Following the external review of the effectiveness of compliance monitoring, the Plan includes developing a more consistent approach to the planning, execution and reporting of compliance monitoring activity across the Group.
Financial crime prevention

The Committee received the Money Laundering Prevention Officer’s report which assessed the operation and effectiveness of the Group’s systems and controls in relation to managing money laundering and sanctions risk. The Committee noted the regulatory developments relating to initiatives by the Financial Action Task Force and the 4th EU Anti-Money Laundering Directive.

An external review of the Group’s anti-bribery and corruption programme was undertaken this year and the Committee noted the recommendations being taken forward by management.

Whistleblowing	The Committee noted the launch of an enhanced, Group-wide whistleblowing programme (“Speak Out”), reflecting UK regulatory changes and the Group’s geographic expansion. The programme captures and comprehensively records matters raised through the Group’s

Matter considered	How the Committee addressed the matter

Confidential Reporting process. Throughout the year, the Committee has continued to receive regular updates on such matters and the actions taken to address them.

The role of the whistleblowing champion, for the purpose of the Senior Insurance Managers Regime, will be carried out by the chair of the UK business unit risk committee. At Group level, the Chair of the Audit Committee remains responsible for oversight of whistleblowing activities across the whole of the Group.

Internal control	The Committee is responsible for reporting and making recommendations to the Board on the effectiveness of Group-wide internal control and risk management systems.
Internal control and risk management systems	The Committee considered the outcome of the annual review of the systems of internal control and risk management. The report considered all material controls, including financial, operational and compliance controls and reflected changes in the HK Code which became effective for financial years commencing on or after 1 January 2016. Having considered the review, the Committee made recommendations to the Board regarding the ongoing processes and effectiveness of the risk management and internal control systems in place.
Governance
Group Governance Framework

The Group Governance Manual sets out the policies and processes by which the Group operates within its framework of internal governance, taking into account relevant statutory and regulatory matters. Used as a platform for mandating specific ways of working across the Group, each business unit attests annually to compliance with:

–      Mandatory requirements set out in Group-wide policies;

–      Matters requiring prior approval from those parties with delegated authority; and

–      Matters which must be reported to the Group Functions.

The Committee reviewed the results of the Group Governance Manual annual content review to ensure its continued effectiveness and long-term value to the Group, and the results of the year end certification of compliance with Group Governance Manual requirements for the period ended 31 December 2016.

Committee effectiveness	A review of the Committee’s activities was conducted against applicable regulation and codes of conduct. The results of this assessment were provided to the Committee alongside the outcome of the part of the annual Board evaluation relating to the Committee.

Risk Committee report

This report describes how the Risk Committee has fulfilled its duties under its terms of reference during the year.

The Committee assists the Board in providing leadership, direction and oversight of the Group’s overall risk appetite and limits, risk strategy and risk culture. The Committee also oversees and advises the Board on current and future risk exposures of the Group, including those which have the potential to impact on the delivery of the Group’s business plan. The Committee reviews and approves the Group Risk Framework and monitors its appropriateness in identifying and managing the risks faced by the Group.

The Committee met on eight occasions during the year. The Committee works closely with the Audit Committee to ensure both Committees are updated on matters which impact on their responsibilities. Where a matter requires input from both Committees, joint meetings are held with the Audit Committee. In 2016, one joint meeting with the Audit Committee took place to discuss the Solvency II capital position as at 31 December 2015 and associated governance processes.

During 2016, the Committee reviewed the Group’s risk policies and updated the Group’s risk appetite limits to reflect changes in the Group’s risk profile and the evolving regulatory and macroeconomic environments. The Committee also reviewed the principal risks facing the Group and received regular updates on these through the course of the year. The Committee received regular reports from the Chief Risk Officers of the material subsidiaries.

Over 2016, the Committee continued to focus on the key risks arising from the products Prudential offers to customers, the risks inherent in the Group’s investment portfolios, and the operational risks that arise from operating the businesses. The Committee regularly reviewed the strength of the Group’s capital and liquidity positions, and the significant ongoing changes to the regulatory framework and environment. In addition, the Committee closely monitored risks arising from the macroeconomic environment and regulatory developments such as the risks relating to prolonged low interest rates and the pace of regulatory developments across the globe.

During 2016, the Committee oversaw the work required as a result of the Group’s continuing designation as a Global Systemically Important Insurer, including the development of the Systemic Risk Mitigation Plan, the Liquidity Risk Mitigation Plan and the Recovery Plan. The Committee also considered the methodology underpinning and validation of the Group’s Solvency II internal model, oversaw the delivery of the Group’s major Model Change application to the PRA, and risks arising from the Solvency II regime.

The Committee provided oversight of the Group’s planning for, and response to, the results in the Brexit referendum and US presidential election that have driven increased uncertainty in markets and the macroeconomic environment. The Committee reviewed in depth the risk arising from the business, including examining the hedging programme in Jackson, and persistency and policyholder behaviour risks across the Group. Other areas of focus in 2016 included reviewing the Group’s cyber defence resilience and defence strategy, and reviewing the effectiveness of the risk management functions across the Group. The Committee commissioned a number of ‘deep dive’ reviews to support these areas, and monitored the implementation of recommendations arising.

The Committee also refined governance processes during the year to enhance the information the Committee receives on the activities of the Group’s business unit risk committees and ensure key issues are escalated appropriately. The Chairman of the Committee maintains regular contact with the risk committee chairs of the Group’s material subsidiaries and reports to the Committee on issues discussed.

Looking forward into 2017, the Committee will remain focused on monitoring the Group’s principal risks and those posed by regulatory developments and macroeconomic conditions. The Committee approved the 2017 plans for the Risk function, and will continue to adapt the plan of work to respond to any changes in the business environment or the Group’s strategy.

The Chairman of the Committee has responsibility for ensuring the Committee operates effectively. To ensure it does so and provide constructive challenge to management, open debate and contributions from all Committee members are encouraged by the Chairman of the Committee. An annual review of the Committee’s effectiveness was carried out as part of the Board evaluation, described in more detail on pages 147 and 148. The Committee was found to be functioning effectively.

Committee members	Regular attendees
Howard Davies (Chairman)	Chairman of the Board
Ann Godbehere	Group Chief Executive
Kai Nargolwala	Group Chief Risk Officer
Lord Turner	Chief Financial Officer Group Regulatory and Government Relations Director Group General Counsel and Company Secretary Director of Group-wide Internal Audit

Number of meetings in 2016: eight (in addition, a joint meeting was held with the Audit Committee)

How the Committee spent its time during 2016

The table below provides an overview of how the Committee spent its time in 2016.

	Feb	Apr	May	Jul	Sep	Oct	Nov
Markets and Group risk updates
Market conditions and impact	●	●	●	●	●	●
Group risk update	●		●	●		●
Risk management
Group top risk identification	●						●
Top risk discussions	●		●	●	●	●	●
Business unit specific risk matters	●		●			●	●
Risk assessment of business plan							●
Risk function effectiveness	●			●		●
Regulatory matters
Regulatory matters		●	●				●
Risk framework
Solvency II internal model development	●		●	●		●
Risk limit updates	●		●	●
Risk policy framework refresh	●		●	●		●
Year-end E-cap results			●		●	●
Governance and reporting
Year-end risk disclosures	●						●
Policy compliance	●			●			●
Own Risk and Solvency Assessment	●			●
Compliance report			●	●		●
Global Systemically Important Insurer: Liquidity Risk Management Plan, Systemic Risk Management Plan and Recovery Plan						●
Solvency II reporting and governance processes	●		●				●
IFRS Phase II							●
Environmental Social Governance (ESG) reporting						●
Committee terms of reference			●				●

Key matters considered during the year

Matter considered	How the Committee addressed the matter
Risk appetite

As part of the Group’s business plan, risk appetite limits were reviewed and updated. The primary driver of the changes was the increased macroeconomic uncertainty and market volatility, while regulatory and business change continued.

In order to be confident that the business continued to remain within risk appetite, risk limits were reviewed and several new measures introduced.

Risk management

Annually, business units must assess and certify their compliance with the Group Risk Framework and risk policies as part of the annual Group Governance Manual certification. The annual certification process for risk policies is facilitated by Group Risk and subject to oversight by the Risk Committee. In 2016, the Group Risk Framework and risk policies were subject to their annual review, with changes being approved by the Risk Committee.

Matter considered	How the Committee addressed the matter

The Risk Committee approved a number of deep dives to be undertaken during 2016. These focused on risks embedded within the existing portfolio of products in our US, Asia and UK businesses.

The Group Cyber Risk Strategy was overseen by the Risk Committee in mid 2016. The Committee reviewed the Cyber Defence Plan, providing further detail around the implementation of the cyber strategy at the end of 2016. The Cyber Strategy and Defence Plan articulate the strategic outcomes and key deliverables relating to our cyber resilience.

The Committee also agreed the characteristics of an effective risk function and conducted its first annual review of risk effectiveness in May.

Group top risks

The Committee evaluated the Group’s top risks, considering recommendations for promoting additional risks, expanding the scope of existing risks, and removing those risks no longer requiring particular focus from the Committee. The Committee received regular reporting on the top risks and mitigating actions over the course of the year.

The Group Chief Risk Officer’s reports also provided the Committee with regulatory updates, particularly regarding Solvency II, the Group’s Internal Model, development of the Group’s global capital standards and the deliverables required as a result of the Group’s designation as a Global Systemically Important Insurer.

Solvency II and Pillar 3 reporting

The Committee considered the Own Risk and Solvency Assessment report based on the outcomes of the Group’s business plan, the results of the Group’s regular stress and scenario testing, and the current and projected risk and solvency positions prior to its approval by the Board.

The approval of the Solvency II Internal Model formalised the Group’s Model change process, which records, evaluates and reports changes to management and the regulator. The Major Model Change application was closely overseen by the Risk Committee throughout 2016 and approved before submission to the regulator.

Solvency II results and associated governance processes were considered in a separate meeting held jointly with the Audit Committee.

Global Systemically Important Insurer	The Financial Stability Board announced on 3 November 2015 that the Group continues to be designated as a Global Systemically Important Insurer. In 2016, the Group was required to update the 2015 Global Systemically Important Insurer deliverables – these include the Systemic Risk Management Plan, Recovery Plan and Liquidity Risk Management Plan. The Committee played a key part in considering and approving a number of these, including the Group’s Liquidity Risk Management Plan, Systemic Risk Management Plan and Recovery Plan.
Reverse stress testing	Stress and scenario testing is a key risk measurement and management tool for the Group. The Reverse Stress Test exercise was carried out to confirm the Group’s position as being significantly resilient to certain business failure scenarios. The report related to the Group’s year end 2016 position and was submitted to the PRA.

Matter considered	How the Committee addressed the matter
Committee effectiveness	A review of the Committee’s activities was conducted against applicable regulation and codes of conduct. The results of this assessment were provided to the Committee alongside the outcome of the part of the annual Board evaluation relating to the Committee.
Compliance reporting

The Committee received reporting on key compliance risks and mitigation activity, including customer risk, conflicts of interest, financial crime and the implementation of the Senior Insurance Managers Regime.

The Committee also reviewed and approved a number of regulatory compliance risk- related policies.

Audit Committee Financial Expert

The Board has determined that Ann Godbehere, Chairman of the Audit Committee, and David Law, member of the Audit Committee, qualify as audit committee financial experts within the meaning of Item 16A of Form 20-F, and that both Ms Godbehere and Mr Law are independent within the meaning of Rule 10A-3 under the Exchange Act.

Governance—Differences between Prudential’s governance practice and the NYSE Corporate Governance Rules

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

As a company listed on the London Stock Exchange, Prudential is required to comply with the Listing Rules, Disclosure Guidance and Transparency Rules and the Prospectus Rules issued by the FCA. Prudential is also required, pursuant to the Listing Rules, to report on its compliance with the UK Corporate Governance Code (the “UK Code”) which is issued by the Financial Reporting Council. The UK Code consists of 18 main principles, supporting principles, and a series of more detailed provisions. The Listing Rules stipulate that Prudential must set out to shareholders how it has applied the main principles of the UK Code and a statement as to whether it has complied with all relevant provisions. Where it has not complied with all the applicable provisions of the UK Code, it must set out reasons for such deviation (the so-called “comply or explain” regime).

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

A description of how Prudential complies with both the UK Code and the HK Code is set out in the Corporate Governance Report in the Annual Report 2016.

The material differences between Prudential’s corporate governance practices and the NYSE rules on corporate governance (NYSE Rules) are set out below. Unless specifically indicated otherwise, references to compliance with the UK Code below also includes compliance with the HK Code.

Independence of directors

The NYSE Rules require that the majority of the Board be independent and sets out specific tests for determining director independence. The UK Code requires at least half of the Board, excluding the Chairman, to consist of non-executive directors whom the directors have determined to be independent. The UK Code also requires that the Board should include a balance of executive and non-executive directors such that no individual or small group of individuals can dominate the Board’s decision taking.

The Independence of directors, is outlined in Board Practices and in the Company’s Governance Report as part of the 2016 Annual Report.

The Board is required to determine whether non-executive directors are independent in character and judgement and whether there are relationships or circumstances which are likely to affect, or could affect, the directors’ judgement. If the Board determines that a director is independent notwithstanding the existence of relationships or circumstances which may appear relevant to its determination it shall state its reasons. In undertaking this process the Board is required to take into account those factors set out in the UK Code.

Every Non-executive Director must satisfy the Hong Kong Stock Exchange that he or she has the character, integrity, independence and experience to effectively fulfil his or her role. The HK Listing Rules set out a number of factors which may impact independence. Each independent Non-executive Director is asked, on an annual basis, to self-certify whether any of the factors are relevant to their personal circumstances (without treating any such factor as necessarily conclusive).

Separation of duties

The NYSE Rules do not specify a requirement for roles of the Chairman and the CEO to be separated.

The UK Code requires that these roles be fulfilled by different individuals. As at 23 March 2017, the roles of the CEO and Chairman are fulfilled by Mike Wells and Paul Manduca respectively.

Committees of the board

Prudential has established a number of Board Committees which are similar in both composition and purpose to those required under the NYSE Rules. The membership of these committees is entirely made up of Non-executive Directors whom the board has deemed to be independent. The chairman of the Nomination and Governance Committee is Paul Manduca, the Chairman of the Board, as permissible under the UK and HK Codes. He is not a member of the Remuneration, Risk or Audit Committee.

In accordance with Rule 10A-3, Prudential is required to have an Audit Committee which complies with the requirements of that rule. The Audit Committee of Prudential complies with these requirements except that it is responsible for considering the appointment, re-appointment or removal of the auditor and to make recommendations to the Board, to be put to shareholders to be considered at the annual general meeting. Shareholders are asked at the Annual General Meeting, to authorise the Audit Committee to set the remuneration for the auditor. Prudential’s Audit Committee reviews the Company’s internal financial controls and, unless expressly addressed by the Board itself, reviews the Company’s internal control and risk management systems in relation to financial reporting. The Risk Committee has responsibility for the oversight of risk management.

The role of the compensation committee under NYSE rules, is fulfilled at Prudential by the Remuneration Committee, which consists entirely of independent Non-executive Directors which is in line with the UK Code.

Prudential has established a Nomination and Governance Committee whose membership consists of independent non-executive directors and the Chairman. The Committee is not responsible for developing and recommending a set of corporate governance guidelines to apply to the Company as would be applicable for a US domestic company.

Non-executive Director meetings

To empower non-management directors to serve as a more effective check on management, the NYSE Rules require that the non-management directors of each listed company must meet at regularly scheduled executive sessions without management.

Prudential complies with the equivalent provisions set out in the UK Code. The Chairman held meetings throughout the year with Non-executive Directors without management being present.

Code of ethics

Under the NYSE Rules, US companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waiver of the code for directors or executive officers.

Prudential’s Code of business Conduct is available on Prudential’s website. Although not required by the Sarbanes-Oxley Act, Prudential has extended the applicability of its Code of Business conduct to all employees and agents.

Approval of equity compensation plans

The NYSE Rules for US companies require that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans. Prudential complies with corresponding domestic requirements in the Listing Rules issued by the UK Listing Authority where relevant, which mandate that the Company must seek shareholder approval for certain employee share plans, however, the Board does not explicitly take account of the NYSE definition of ‘material revisions’.

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

Issued share capital

The issued share capital as at 31 December 2016 consisted of 2,581,061,573 (2015: 2,572,454,958 ; 2014: 2,567,779,950) ordinary shares of 5 pence each, all fully paid up and listed on the London Stock Exchange and the Hong Kong Stock Exchange. As at 31 December 2016, there were 48,534 (2015: 56,276; 2014: 55,361) accounts on the register. Further information can be found in NoteC10 to the consolidated financial statements.

As at 23 March 2017, the issued share capital of Prudential consisted of 2,581,334,255 ordinary shares of 5 pence each, all fully paid up and listed on the London Stock Exchange and the Hong Kong Exchange. No shares were held in treasury.

Prudential also maintains secondary listings on the New York Stock Exchange (in the form of American Depositary Receipts which are referenced to ordinary shares on the main UK register) and the Singapore Stock Exchange.

Prudential has maintained a sufficiency of public float throughout the reporting period as required by the Hong Kong Listing Rules.

Rights and obligations

The issued share capital of Prudential is not currently divided into different classes of shares. The Companies Act 2006 abolished the requirement for a company to have an authorised share capital.

The rights and obligations attaching to the Company’s shares are set out in full in the Articles. There are currently no voting restrictions on the ordinary shares, all of which are fully paid, and each share carries one vote on a poll. If votes are cast on a show of hands, each shareholder present in person or by proxy, or in the case of a corporation, by its duly authorised corporate representatives, has one vote. The same individual may be appointed as proxy or as a corporate representative by more than one member.

Holders of ordinary shares have the right to participate in a distribution of profits, by way of dividend and have the right to participate in the surplus assets of the Company available for distribution in the event of a winding up or liquidation, voluntary or otherwise in proportion to the amounts paid up or credited as paid up on such shares.

Where, under an employee share plan, participants are the beneficial owners of the shares but not the registered owners, the voting rights are normally exercisable by the registered owner in accordance with the relevant plan rules. Trustees may vote at their discretion, but do not vote on any unawarded shares held as surplus assets.

As at 23 March 2017, Trustees held 0.47 per cent of the issued share capital under the various plans in operation.

Rights to dividends under the various schemes are set out in Compensation and Employees on pages 177 to 226.

Transfer of shares

In accordance with English company law, shares may be transferred by an instrument of transfer or through an electronic system (currently CREST) and any transfer is not restricted except that the Directors may, in certain circumstances, refuse to register transfers of shares. If the Directors make use of that power, they must send the transferee notice of the refusal within two months.

Certain restrictions may be imposed from time to time by applicable laws and regulations (for example, insider trading laws) and pursuant to the Listing Rules of both the Financial Conduct Authority and the Hong Kong Stock Exchange, as well as under the rules of some of the Group’s employee share plans.

Changes in share capital and authority to issue shares

Under English law and the Company’s articles, the Directors require authority from shareholders in relation to the issue of shares, other than under certain types of employee share schemes. Subject to certain exemptions set out in the Company’s articles, including with respect to fractional entitlements and overseas shareholders, whenever shares are issued, these must be offered to existing shareholders pro rata to their holdings unless the Directors have been given authority by shareholders to issue shares without offering them first to existing shareholders.

Shares may not be consolidated or sub-divided without approval by an ordinary resolution of the shareholders. Reductions in Prudential’s issued share capital and share premium account must be approved by a special resolution of the shareholders and must be confirmed by an order of the court.

If the share capital is divided into different classes of shares, the rights of any class of shares may be changed or deemed varied, only if such measure is approved by a special resolution passed at a separate meeting of the members of that class, or with the written consent of members holding at least three quarters of the shares of that class. At least two persons holding or representing by proxy at least one-third in nominal amount of the issued shares of the class must be present at such a meeting in person or by proxy to constitute a quorum.

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

Prudential seeks authority from its shareholders on an annual basis to issue shares up to a maximum amount of which a defined number may be issued without pre-emption rights applying. Dis-application of statutory pre-emption procedures is also for rights issues. The existing authorities to issue shares and dis-apply pre-emption rights are due to expire at the end of this year’s Annual General Meeting. Relevant resolutions to authorise share capital issuances will be put to shareholders at the AGM on 18 May 2017.

In accordance with the terms of a waiver granted by the Hong Kong Stock Exchange, Prudential confirms that it complies with the applicable law and regulation in the UK in relation to the holding of shares in treasury and with the conditions of the waiver in connection with the purchase of own shares and any treasury shares it may hold.

Shares authorised but not issued

The directors have authority to allot Sterling preference shares up to a maximum nominal amount of £20 million, Dollar preference shares up to a maximum nominal amount of US$20 million, and Euro preference shares up to a maximum nominal value of €20 million, the terms of which will be determined by the Board on allotment. This authority, originally granted in 2009, was renewed by shareholders at the 2014 Annual General Meeting and is due to expire in May 2019 (or at the 2019 Annual General Meeting, if earlier).

Prior to the date of allotment, the Board shall determine whether the preference shares are to be redeemable and the terms of any redemption, their dividend rights, their rights to a return of capital or to share in the assets of the Company on a winding up or liquidation and their rights to attend and vote at general meetings of the Company prior to the date on which the preference shares are allotted.

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

Dividends

Under English law, Prudential may pay dividends only if distributable profits are available for that purpose. Distributable profits are accumulated, realised profits not previously distributed or capitalised, less accumulated, realised losses not previously written off in a reduction or reorganisation of capital. Even if distributable profits are available, Prudential may only pay dividends if the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves (including, for example, the share premium account) and the payment of the dividend does not reduce the amount of the net assets to less than that aggregate. Subject to these restrictions, Prudential’s directors may recommend to ordinary shareholders that a final dividend be declared and recommend the amount of any such dividend or determine whether to pay a distribution by way of an interim dividend, and the amount of any such interim dividend, but must take into account Prudential’s financial position. Final dividends become a legal liability of a company upon the later of the date they are declared and the date the shareholder approval expresses them to be payable. Interim dividends only become a legal liability of a company at the point they are paid.

The Company or its directors determine the date on which Prudential pays dividends. Prudential pays dividends to the shareholders on its share registers on the record date in proportion to the number of shares held by each shareholder. There are no fixed dates on which entitlements to dividends arise. Interest is not payable on dividends or on other amounts payable in respect of shares.

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

Under English law, notice periods for all general meetings must be at least 21 clear days unless certain requirements are met. Prudential seeks an authority annually at its annual general meeting to hold general meetings which are not an annual general meeting on 14 clear days’ notice.

Save for where a holder has failed to pay any monies payable in respect of his shares following a call by the Company holders of partly paid shares may attend, be counted in the quorum at meetings and vote. If more than one joint shareholder votes, only the vote of the shareholder whose name appears first in the register is counted. A shareholder whose shareholding is registered in the name of a nominee may only attend and vote at a general meeting if appointed by his or her nominee as a proxy or a corporate representative. Any shareholder who is entitled to attend and vote at a general meeting may appoint one or more proxies to attend and vote at the meeting on his or her behalf.

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

Shareholders may appoint and remove directors by ordinary resolution at a general meeting of the Company. The UK Corporate Governance Code contains a provision recommending that directors stand for annual re-election at the annual general meeting. In line with these provisions, all directors, except those who are retiring or being appointed for the first time, are expected to stand for re-election at the 2017 annual general meeting.

There is no age restriction applicable to directors in the Articles.

Borrowing powers

The directors may exercise all the powers of the Company to borrow money and to mortgage or charge any of its assets provided that the total aggregate amount borrowed (excluding, amongst other things, intra-group borrowings and amounts secured by policies, guarantees, bonds or contracts issued or given by the Company or its subsidiaries in the course of its business) by the Company and its subsidiaries does not, exceed the aggregate of the share capital and consolidated reserves and of one-tenth of the insurance funds of Prudential and each of its subsidiaries as shown in the most recent audited consolidated balance sheet of the Group prepared in accordance with the English law.

Disclosure of interests

There are no provisions in the Articles that require persons acquiring, holding or disposing of a certain percentage of Prudential’s shares to make disclosure of their ownership percentage. Shareholders are required to disclose certain interests in accordance with Rule 5 of the UK’s Disclosure Guidance and Transparency Rules by notifying Prudential of the percentage of the voting rights he or she directly or indirectly holds or controls if the percentage of the voting rights:

•	reaches, exceeds or falls below 3 per cent and/or any subsequent whole percentage figure as a result of an acquisition or disposal of shares or financial instruments; or
•	reaches, exceeds or falls below any such threshold as a result of any change in the number of voting rights attached to shares in Prudential.

The UK Disclosure Guidance and Transparency Rules set out in detail the circumstances in which an obligation to disclose will arise, as well as certain exemptions from those obligations.

The City Code on Takeovers and Mergers also imposes strict disclosure requirements with regard to dealings in the securities of an offeror or offeree company on all parties to a takeover and also on their respective associates during the course of an offer period.

Directors’ interests in contracts

A director may hold positions with, or be interested in, other companies (subject to Board authorisation where such position or interest can reasonably be regarded as giving rise to a conflict of interest) and, subject to applicable legislation, contract with the Company or any other company in which Prudential has an interest, provided he has declared his interest to the Board.

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

Directors’ remuneration

The remuneration of the executive directors and the Chairman is determined by the Remuneration Committee, which consists solely of non-executive directors. The remuneration of the non-executive directors is determined by the Board. For further information, including information on payments to directors for loss of office, see, ‘Compensation and employees’.

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

Controls and Procedures

Management has evaluated, with the participation of Prudential plc’s Group Chief Executive and Chief Financial Officer, the effectiveness of Prudential plc’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (‘Exchange Act’)) as of 31 December 2016. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon Prudential plc’s evaluation, Prudential plc’s Group Chief Executive and Chief Financial Officer have concluded that as of 31 December 2016 Prudential plc’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Prudential plc in the reports Prudential plc files and submits under the Exchange Act is recorded, processed, summarised and reported, within the time periods specified in the applicable rules and forms and that it is accumulated and communicated to Prudential plc’s management, including Prudential plc’s Group Chief Executive and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management has conducted, with the participation of Prudential plc’s Group Chief Executive and Chief Financial Officer, an evaluation of the effectiveness of internal control over financial reporting based on the criteria set forth in ‘2013 Internal Control—Integrated Framework’ issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’). Based on the assessment under these criteria, management has concluded that, as of 31 December 2016, Prudential plc’s internal control over financial reporting was effective.

In addition, there have been no changes in Prudential plc’s internal control over financial reporting during 2016 that have materially affected, or are reasonably likely to affect materially, Prudential plc’s internal control over financial reporting.

KPMG LLP, which has audited the consolidated financial statements of Prudential plc for the year ended 31 December 2016, has also audited the effectiveness of Prudential plc’s internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). KPMG LLP’s report on internal control over financial reporting is shown on page 248 in the Consolidated Financial Statements section.

Compensation and Employees

SUMMARY OF THE CURRENT DIRECTORS’ REMUNERATION POLICY

The Company’s Directors’ remuneration policy was approved by shareholders at the 2014 AGM. This policy came into effect following the AGM on 15 May 2014 and will apply until the 2017 AGM, when shareholders will be asked to approve a revised Directors’ remuneration policy. Details of the revised policy can be found below.

Remuneration for Executive Directors

	Element	Operation	Opportunity
Fixed Pay	Salary

The Committee reviews salaries annually, considering factors such as:

•    Salary increases for all employees;

•    The performance and experience of the executive;

•    Group or business unit financial performance;

•    Internal relativities; and

•    Economic factors such as inflation.

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
Provision for an income in retirement

Current executives have the option to:

•    Receive payments into a defined contribution scheme; and/ or

•    Take a cash supplement in lieu of contributions.

Jackson’s Defined Contribution Retirement Plan has a guaranteed element (6 per cent of pensionable salary) and additional contributions (up to a further 6 per cent of pensionable salary) based on the profitability of Jackson.

Executive Directors are entitled to receive pension contributions or a cash supplement (or combination of the two) up to a total of 25 per cent of base salary.

In addition, the Chief Executive, PCA receives statutory contributions into the Mandatory Provident Fund.

Variable pay	Annual bonus

Currently all Executive Directors participate in the Annual Incentive Plan (AIP).

AIP awards for all Executive Directors are subject to the achievement of financial and personal objectives. Business unit chief executives either have measures of their business unit’s financial performance in the AIP or they may participate in a business unit specific bonus plan. For example, the Chairman and CEO, NABU currently participates in the Jackson Senior Management Bonus Pool as well as in the AIP.

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

In addition to the AIP, the Chairman & CEO, NABU receives a 10 per cent share of the Jackson Senior Management Bonus Pool.

Element	Operation	Opportunity
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
Prudential Long Term Incentive Plan

Currently all Executive Directors participate in the Prudential Long Term Incentive Plan (PLTIP). The PLTIP has a three-year performance period. Vesting of outstanding awards is dependent on:

•    Relative total shareholder return (50 per cent of award); and

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

M&G Executive LTIP

The Chief Executive, M&G currently receives awards under this plan. The incumbent receives an annual award of phantom shares each with a notional starting share price of £1. The phantom share price at vesting is currently determined by M&G’s profitability, with profit and investment performance adjustments, over the three-year performance period. Awards are settled in cash.

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
Non- executive Directors

All Non-executive Directors receive a basic fee for their duties as a Board member. Additional fees are paid for added responsibilities such as chairmanship and membership of committees or acting as the Senior Independent Director. Fees are paid to Non-executive Directors in cash. Fees are reviewed annually by the Board with any changes effective from 1 July.

If, in a particular year, the number of meetings is materially greater than usual, the Company may determine that the provision of additional fees is fair and reasonable.

Travel and expenses for Non-executive Directors are incurred in the normal course of business, for example, in relation to attendance at Board and Committee meetings. The costs associated with these are all met by the Company.

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

The Chairman may be offered benefits including:

•    Health and wellness benefits;

•    Protection and security benefits;

•    Transport benefits; and

•    Relocation and expatriate benefits (where appropriate).

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

Prudential does not consult with employees when setting the Directors’ remuneration policy. Prudential is a global organisation with employees, and agents in multiple business units and geographies. As such, there are practical challenges associated with consulting with employees directly on this matter. As many employees are also shareholders, they are able to participate in binding votes on the Directors’ remuneration policy and annual votes on the Annual report on remuneration.

Shareholder views

The Remuneration Committee and the Company undertake regular consultation with key institutional investors on the remuneration policy and its implementation. This engagement is led by the Remuneration Committee Chairman and is an integral part of the Company’s investor relations programme. The Committee is grateful to shareholders for their feedback and takes this into account when determining executive remuneration.

ANNUAL REPORT OF REMUNERATION

The Board has established Audit, Remuneration, Risk and Nomination & Governance Committees as principal standing committees of the Board. These committees form a key element of the Group governance framework.

The operation of the Remuneration Committee

Members

Anthony Nightingale (the Chairman of the Committee)

Kai Nargolwala

Philip Remnant

Role and responsibility

The role and responsibilities of the Committee are set out in its terms of reference, which are reviewed by the Committee and approved by the Board on an annual basis, and which can be found on the Company’s website. The Committee’s role is to assist the Board in meeting its responsibilities regarding the determination, implementation and operation of the overall remuneration policy for the Group, including the remuneration of the Chairman and Executive Directors, as well as overseeing the remuneration arrangements of other staff within its purview.

The principal responsibilities of the Committee are:

•	Determining and recommending to the Board for approval, the framework and policy for the remuneration of the Chairman, Executive Directors and other members of the Group Executive Committee;
•	Approving the design of performance-related pay schemes operated for the Executive Directors and other members of the Group Executive Committee, and determining the targets and individual payouts under such schemes;
•	Reviewing the design and development of all share plans requiring approval by the Board and/or the Company’s shareholders;
•	Approving the share ownership guidelines for the Chairman and Executive Directors and other members of the Group Executive Committee, and monitoring compliance;
•	Reviewing and approving individual packages for the Executive Directors and other members of the Group Executive Committee, and the fees of the Chairman and the Non-executive Directors of the Group’s material subsidiaries;
•	Reviewing and approving packages to be offered to newly recruited Executive Directors and other members of the Group Executive Committee;
•	Reviewing and approving the structure and quantum of any severance package for Executive Directors and other members of the Group Executive Committee;
•	Ensuring the process for establishing remuneration policy is transparent and consistent with the Group’s risk framework and appetites, encouraging strong risk management and solvency management practices and taking account of remuneration practices across the Group;
•	Monitoring the remuneration and risk management implications of remuneration of senior executives across the Group, other selected roles and those with an opportunity to earn in excess of £1 million in a particular year; and
•	Overseeing the implementation of the Group remuneration policy for those roles within scope of the specific arrangements referred to in Article 275 of Solvency II.

An annual review of the Committee’s effectiveness was carried out as part of the Board evaluation, as described in more detail below. The Committee was found to be functioning effectively.

In 2016, the Committee met six times. Key activities at each meeting are shown in the table below:

Meeting	Key activities
February 2016	Approve the 2015 Directors’ remuneration report; consider 2015 bonus awards for Executive Directors; consider vesting of the long-term incentive awards with a performance period ending on 31 December 2015; and approve 2016 long-term incentive awards, performance measures and plan documentation.
March 2016	Confirm 2015 annual bonuses and the vesting of long-term incentive awards with a performance period ending on 31 December 2015, in light of audited financial results.
June 2016	Consider performance for outstanding long-term incentive awards, based on the half-year results; review the remuneration of senior executives across the Group, employees with a remuneration opportunity over £1 million per annum and employees within the scope of the Solvency II remuneration rules; consider proposals for new Directors’ remuneration architecture and policy; and review progress towards share ownership guidelines by the Chairman, Executive Directors and other Group Executive Committee members.
September 2016	Review the dilution levels resulting from the Company’s share plans; review proposed new Directors’ remuneration architecture and policy; review proposed 2017 remuneration arrangements ahead of consultation with shareholders; approve the implementation of the remuneration requirements of Solvency II and approve the Remuneration Policy Statement; and review the Remuneration Committee’s terms of reference.
November 2016	Finalise the proposed new Directors’ remuneration architecture and policy and the approach to the shareholder consultation.
December 2016	Review the level of participation in the Company’s all-employee share plans; approve Group Executive Committee members’ 2017 salaries and incentive opportunities; consider the annual bonus and long-term incentive measures and targets to be used in 2017; review an initial draft of the 2016 Directors’ remuneration report; approve the Group Remuneration Policy; and approve the Committee’s 2017 work plan.

Additionally, a number of resolutions in writing were approved by the Committee between these meetings relating to new Executive Directors’ remuneration arrangements and separation arrangements for an Executive Director who stepped down from the Board.

The Chairman and the Group Chief Executive attend meetings by invitation. The Committee also had the benefit of advice from:

•	Group Chief Risk Officer;
•	Chief Financial Officer;
•	Group Human Resources Director; and
•	Director of Group Reward and Employee Relations.

Individuals are never present when their own remuneration is discussed and the Committee is always careful to manage potential conflicts of interest when receiving views from Executive Directors or senior management about executive remuneration proposals.

During 2016, Deloitte LLP was the independent adviser to the Committee. Deloitte was appointed by the Committee in 2011 following a competitive tender process. As part of this process, the Committee considered the services that Deloitte provided to Prudential and its competitors as well as other potential conflicts of interest. Deloitte is a member of the Remuneration Consultants’ Group and voluntarily operates under their code of conduct when providing advice on executive remuneration in the UK. Deloitte regularly meet with the Chairman of the Committee without management present. The Committee is comfortable that the Deloitte engagement partner and team providing remuneration advice to the Committee do not have connections with Prudential that may impair their independence and objectivity. The total fees paid to Deloitte for the provision of independent advice to the

Committee in 2016 were £48,050 charged on a time and materials basis. During 2016, Deloitte gave Prudential management advice on remuneration, as well as providing guidance on capital optimisation, digital and technology, taxation, internal audit, real estate, global mobility and other financial, risk and regulatory matters. Remuneration advice is provided by an entirely separate team within Deloitte.

In addition, management received external advice and data from a number of other providers. This included market data and legal counsel. This advice, and these services, are not considered to be material.

During the year, the Company has complied with the appropriate provisions of the UK Corporate Governance Code regarding Directors’ remuneration.

Table of 2016 Executive Director total remuneration ‘The Single Figure’

£000’s				Of which:					Total 2016 remuneration ‘The Single Figure’§
	2016 salary	2016 taxable benefits*	2016 total bonus	Amount paid in cash	Amount deferred into Prudential shares**	2016 LTIP releases†	2016 Other payments	2016 pension benefits‡

John Foley[1]	714	134	1,271	763	508	1,781	-	179	4,079
Penny James	606	83	962	577	385	347	-	152	2,150
Michael McLintock[2]	173	70	920	552	368	1,811	-	43	3,017
Nic Nicandrou[3]	711	361	1,236	742	494	1,518	-	178	4,004
Anne Richards[4]	228	82	1,368	821	547	-	2,140	57	3,875
Barry Stowe[5,8]	820	46	5,229	3,137	2,092	1,168	-	205	7,468
Mike Wells[6]	1,081	873	2,151	1,291	860	2,520	-	270	6,895
Tony Wilkey[7,8]	845	828	1,440	864	576	918	-	213	4,244
Total	5,178	2,477	14,577	8,747	5,830	10,063	2,140	1,297	35,732

*	Benefits include (where provided) the cost of providing the use of a car and driver, medical insurance, security arrangements and relocation/expatriate benefits.
**	The deferred part of the bonus is subject to malus and clawback in accordance with the malus and clawback policies.
†	In line with the regulations, the estimated value of PLTIP releases in 2016 has been calculated based on the average share/ADR price over the last three months of 2016 (£14.86/$37.02). The actual value of PLTIPs, based on the share price on the date awards are released, will be shown in the 2017 report. Tony Wilkey’s LTIP release includes an award which vested on 23 September 2016 (the share price on that date was £14.08) in addition to the awards which vest in 2017.
‡	2016 pension benefits include cash supplements for pension purposes and contributions into DC schemes as outlined below.
§	Each remuneration element is rounded to the nearest £1,000 and totals are the sum of these rounded figures. Total remuneration is calculated using the methodology prescribed by Schedule 8 of the Companies Act.

Notes

1	John Foley was appointed to the Board on 19 January 2016. The remuneration above was paid in respect of his service as an Executive Director, other than the LTIP releases which related to his previous role.
2	Michael McLintock stepped down from the Board on 6 June 2016. The remuneration above was paid in respect of his service as an Executive Director.
3	Nic Nicandrou’s benefits relate primarily to relocation support under a legacy relocation clause in his contract, being £156,892 to cover taxes due on stamp duty paid in 2015.
4	Anne Richards was appointed to the Board on 7 June 2016. The remuneration above was paid in respect of her service as an Executive Director. In order to facilitate Anne’s appointment as Chief Executive, M&G, the Company agreed to replace the deferred bonus awards she forfeited on leaving Aberdeen Asset Management. The terms of the replacement award are designed to replicate those of the forfeited awards and further details are set out below. In addition, to support Anne’s appointment as Chief Executive, M&G, the Company pays for accommodation in London and travel from Anne’s home in Edinburgh to London totalling £45,493.
5	Barry Stowe’s bonus figure excludes a contribution of £11,738 from a profit sharing plan which has been made into a 401(k) retirement plan in respect of his role as Chairman & CEO, NABU. This is included under 2016 pension benefits.
6	To facilitate his move to the UK, Mike Wells’s benefits include relocation support including £330,680 to cover taxes due on stamp duty paid in 2015 and £339,624 to cover mortgage interest. In addition, an amount of £497,748 was paid by the Company to meet a payment on account for US tax on these benefits which, as the tax will be payable in the UK, under the UK and US double tax treaty this amount will ultimately be refunded.

7	Tony Wilkey’s benefits include costs of £ 260,917 for housing and a £413,663 Executive Director Location Allowance. The LTIP releases relate to his previous role, prior to his service as an Executive Director.
8	Barry Stowe and Tony Wilkey are paid in their local currency and exchange rate fluctuations will therefore impact the reported sterling value.

Table of 2015 Executive Director total remuneration ‘The Single Figure’

£000’s				Of which:			2015 pension benefits‡	Total 2015 remuneration ‘The Single Figure’§
	2015 salary	2015 taxable benefits*	2015 total bonus	Amount paid in cash	Amount deferred into Prudential shares**	2015 LTIP releases†
Pierre-Olivier Bouée[1]	270	38	0	0	0	316	68	692
Jackie Hunt[2]	557	76	1,039	623	416	1,688	139	3,499
Penny James[3]	200	21	318	191	127	369	50	958
Michael McLintock	394	71	2,128	1,277	851	2,676	98	5,367
Nic Nicandrou[4]	703	377	1,224	734	490	1,798	176	4,278
Barry Stowe[5,9]	729	558	3,281	1,969	1,312	2,007	188	6,763
Tidjane Thiam[6]	455	44	704	422	282	3,382	114	4,699
Mike Wells[7]	942	1,283	3,223	1,934	1,289	4,290	156	9,894
Tony Wilkey[8,9]	433	402	748	449	299	1,597	109	3,289
Total	4,683	2,870	12,665	7,599	5,066	18,123	1,098	39,439

*	Benefits include (where provided) the cost of providing the use of a car and driver, medical insurance, security arrangements and relocation/expatriate benefits.
**	The deferred part of the bonus is subject to malus and clawback in accordance with the malus and clawback policies.
†	In line with the regulations, the estimated value of PLTIP releases in 2015 has been recalculated based on the actual share/ADR price on the date awards are released, being £13.25/$38.36.
‡	2015 pension benefits include cash supplements for pension purposes and contributions into DC schemes.
§	Each remuneration element is rounded to the nearest £1,000 and totals are the sum of these rounded figures. Total remuneration is calculated using the methodology prescribed by Schedule 8 of the Companies Act.

Notes

1	Pierre-Olivier Bouée stepped down from the Board on 31 May 2015. The remuneration above was paid in respect of his service as an Executive Director.
2	Jackie Hunt stepped down from the Board on 3 November 2015. The remuneration shown above was paid in respect of her service as an Executive Director.
3	Penny James was appointed to the Board on 1 September 2015. The remuneration above was paid in respect of her service as an Executive Director, other than the LTIP releases which related to her previous role.
4	Nic Nicandrou’s 2015 benefits relate primarily to a legacy relocation clause in his contract agreed on his appointment and disclosed in the 2009 Directors’ remuneration report. The figure includes costs of £243,750 to cover stamp duty.
5	Barry Stowe’s 2015 benefits relate primarily to his expatriate status while he was located in Hong Kong in his previous role as Chief Executive, PCA, including costs of £139,405 for housing, £62,586 home leave and a £152,978 Executive Director Location Allowance. In addition, to facilitate his move back to the US, his benefits include relocation support including costs of £110,101 for relocation, shipping and tax return preparation. His bonus figure excludes a contribution of £10,404 from a profit sharing plan which has been made into a 401(k) retirement plan in respect of his role as Chairman & CEO, NABU. This is included under 2015 pension benefits.
6	Tidjane Thiam stepped down from the Board on 31 May 2015. The remuneration shown above was paid in respect of his service as an Executive Director.
7	To facilitate his move to the UK, Mike Wells’s benefits include relocation support including an allowance of £200,000 for relocation and shipping, £177,890 for temporary accommodation, £513,750 to cover stamp duty and £56,604 to cover mortgage interest.
8	Tony Wilkey was appointed to the Board on 1 June 2015. The remuneration above was paid in respect of his service as an Executive Director, other than the LTIP releases which related to his previous role. Tony Wilkey’s 2015 benefits include costs of £140,134 for housing and a £214,169 Executive Director Location Allowance.
9	Barry Stowe and Tony Wilkey are paid in their local currency and exchange rate fluctuations will therefore impact the reported sterling value.

Remuneration in respect of performance in 2016

Base salary

Executive Directors’ salaries were reviewed in 2015 with changes effective from 1 January 2016. When the Committee took these decisions it considered:

•	The salary increases awarded to other employees;
•	The performance and experience of each executive;
•	The relative size of each Director’s role; and
•	The performance of the Group.

Salary increases for the wider workforce vary across our business units, reflecting local market conditions.

To provide context for this review, information was also drawn from the following market reference points:

Executive	Role	Benchmark(s) used to assess remuneration
John Foley	Chief Executive, UK and Europe	- FTSE 40 - International Insurance Companies
Penny James	Group Chief Risk Officer	- FTSE 40
Nic Nicandrou	Chief Financial Officer	- FTSE 40 - International Insurance Companies
Michael McLintock Anne Richards	Chief Executive, M&G	- McLagan UK Investment Management Survey - International Insurance Companies
Barry Stowe	Chairman & CEO, NABU	- Towers Watson US Financial Services Survey - LOMA US Insurance Survey
Mike Wells	Group Chief Executive	- FTSE 40 - International Insurance Companies
Tony Wilkey	Chief Executive, PCA	- Towers Watson Asian Insurance Survey

As reported last year, after careful consideration by the Committee, all Executive Directors received a salary increase of one per cent. The 2016 salary increase budgets for other employees across our business units were between 3 per cent and 6.5 per cent. No changes were made to Executives Directors’ maximum opportunities under either the annual incentive or the long-term incentive plans.

Executive Director	2015 salary	2016 salary
John Foley[1]	-	£750,000
Penny James[2]	£600,000	£606,000
Michael McLintock[3]	£394,000	£398,000
Nic Nicandrou	£703,000	£711,000
Anne Richards[4]	-	£400,000
Barry Stowe[5]	US$1,100,000	US$1,111,000
Mike Wells[6]	£1,070,000	£1,081,000
Tony Wilkey[7]	HK$8,800,000	HK$8,890,000

Notes

1	John Foley was appointed Chief Executive, UK and Europe on 19 January 2016. The annualised 2016 salary above was paid in respect of his service as Chief Executive, UK and Europe.
2	Penny James was appointed Group Chief Risk Officer on 1 September 2015. The annualised 2015 salary above was paid in respect of her service as Group Chief Risk Officer.
3	Michael McLintock stepped down from the Board on 6 June 2016. The annualised 2016 salary above was paid in respect of his service as Chief Executive, M&G and was pro-rated for the portion of the year for which he was an Executive Director.
4	Anne Richards was appointed Chief Executive, M&G on 7 June 2016. The annualised 2016 salary above was paid in respect of her service as Chief Executive, M&G.

5	Barry Stowe was appointed Chairman & CEO, NABU on 1 June 2015. The annualised 2015 salary above was paid in respect of his service as Chairman & CEO, NABU.
6	Mike Wells was appointed Group Chief Executive on 1 June 2015. The annualised 2015 salary above was paid in respect of his service as Group Chief Executive.
7	Tony Wilkey was appointed Chief Executive, PCA on 1 June 2015. The annualised 2015 salary above was paid in respect of his service as Chief Executive, PCA.

Annual bonus

2016 annual bonus opportunities

Executive Directors’ bonus opportunities, the weighting of performance measures for 2016 and the proportion of annual bonuses deferred are set out below:

			Weighting of measures
Executive Director	Maximum AIP opportunity (% of salary)	Deferral requirement	Group financial measures	Business unit financial/ functional measures	Personal objectives
John Foley[1]	180%	40% of total bonus	20%	60%	20%
Penny James	160%	40% of total bonus	50%	30%	20%
Michael McLintock[2]	600%	40% of total bonus	20%	60%	20%
Nic Nicandrou	175%	40% of total bonus	80%	-	20%
Anne Richards[3]	600%	40% of total bonus	20%	60%	20%
Barry Stowe[4]	160%	40% of total bonus	80%	-	20%
Mike Wells	200%	40% of total bonus	80%	-	20%
Tony Wilkey	180%	40% of total bonus	20%	60%	20%

Notes

1	John Foley was appointed to the Board on 19 January 2016. The maximum bonus opportunity shown represents his annual opportunity as an Executive Director, which was pro-rated for the portion of the year for which he was an Executive Director.
2	Michael McLintock’s annual bonus opportunity in 2016 was the lower of 0.75 per cent of M&G’s IFRS profit and six times annual salary. M&G’s IFRS profit in 2016 was £414 million. Michael stepped down from the Board on 6 June 2016. The maximum bonus opportunity shown represents his annual opportunity as an Executive Director, which was pro-rated for the portion of the year for which he was an Executive Director.
3	Anne Richards’s annual bonus opportunity in 2016 was the lower of 0.75 per cent of M&G’s IFRS profit and six times annual salary. M&G’s IFRS profit in 2016 was £414 million. Anne was appointed to the Board on 7 June 2016. The maximum bonus opportunity shown represents her annual opportunity as an Executive Director, which was pro-rated for the portion of the year for which she was an Executive Director.
4	Barry Stowe also receives 10 per cent of the Jackson bonus pool.

2016 AIP performance measures and achievement

Target setting process

For the financial metrics of the AIP, the performance ranges are set by the Remuneration Committee prior to, or at the beginning of, the performance period based on the annual business plans approved by the Board. These reflect the ambitions of the Group and business units, in the context of anticipated market conditions.

As part of the implementation of Solvency II, a portion of Executive Directors’ 2016 bonuses was determined by the achievement of Solvency II surplus targets, which replaced the IGD capital surplus measure (part of the Solvency I framework). Otherwise no changes were made to the performance measures for the 2016 annual incentive plan.

Also as part of the implementation of Solvency II, the weightings of Penny James’s AIP performance targets (with effect from 2016) were changed so that 50 per cent related to financial targets, 30 per cent related to functional targets and 20 per cent related to personal targets.

Financial performance

The Committee reviewed performance against the performance ranges at its meeting in February 2017; in all of the bonus performance metrics the Group’s 2016 results exceeded the performance required for maximum vesting, other than the Group Solvency II surplus measure, which was between target and maximum.

The Committee also considered a report from the Group Chief Risk Officer which confirmed that these results were achieved within the Group’s and business units’ risk framework and appetite. The Group Chief Risk Officer also considered the effectiveness of risk management and internal controls, and specific actions taken to mitigate risks, particularly where these may be at the expense of profits or sales. The Group Chief Risk Officer’s recommendations were taken into account by the Committee when determining AIP outcomes for Executive Directors.

The performance measures, their weightings and the achievement compared with the performance range, is illustrated below. The performance range (the levels of performance required for threshold, target and maximum bonuses to be paid) for the 2016 Group financial measures will be disclosed in the 2017 Directors’ remuneration report.

Personal performance

As set out in our Directors’ remuneration policy, a proportion of the annual bonus for each Executive Director is based on the achievement of personal and, for the Group Chief Risk Officer, functional objectives. These objectives include:

•	The executive’s contribution to Group strategy as a member of the Board;
•	Specific goals related to the business or function for which they are responsible, such as developing product propositions for a new generation of savers and investors; and
•	Progress on major projects which in 2016 included the initial public offering of our Indian joint venture, ICICI Prudential Life, commencing the divestment of our Korean life business and growing our African business to include Zambia.

Performance against these objectives was assessed by the Committee at its meeting in February 2017.

2016 Annual Incentive Plan payments

On the basis of the strong performance of the Group and its business units, and the Committee’s assessment of each Executive Director’s personal performance, the Committee determined the following 2016 AIP payments:

		2016	Maximum 2016	2016 AIP payment	2016 AIP
Executive Director	Role	salary[1]	AIP	(% of maximum)	payment
John Foley	Chief Executive, UK and Europe	£750,000	180%	94.2%	£1,271,000
Penny James	Group Chief Risk Officer	£606,000	160%	99.2%	£962,000
Michael McLintock[2]	Chief Executive, M&G	£398,000	600%	66%	£920,000
Nic Nicandrou	Chief Financial Officer	£711,000	175%	99.3%	£1,236,000
Anne Richards[3]	Chief Executive, M&G	£400,000	600%	100%	£1,368,000
Barry Stowe[4]	Chairman & CEO, NABU	US$1,111,000	160%	99.3%	US$1,765,000
Mike Wells	Group Chief Executive	£1,081,000	200%	99.5%	£2,151,000
Tony Wilkey	Chief Executive, PCA	HK$8,890,000	180%	94.6%	HK$15,138,000

Notes

1.	At 31 December 2016 or on stepping down from the Board if earlier.
2.	Michael McLintock stepped down from the Board on 6 June 2016. The bonus shown above was paid in respect of his service as an Executive Director.
3.	Anne Richards was appointed to the Board on 7 June 2016. The bonus shown above was paid in respect of her service as an Executive Director.
4.	In addition to the Annual Incentive Plan, Barry Stowe also participates in the Jackson bonus pool (see below).

2016 Jackson bonus pool

In 2016, the Jackson bonus pool was determined by Jackson’s profitability, capital adequacy, remittances to Group, in-force experience, ECap solvency ratio and credit rating. Across all these measures Jackson delivered strong performance. As a result of this performance the Committee determined that Barry Stowe’s share of the bonus pool was US$5,318,000.

Disclosure of targets and achievement for the 2015 Annual Incentive Plan

The level of performance required for threshold, target and maximum payment against the Group’s 2015 Annual Incentive Plan financial measures and the results achieved are set out below.

The Board believe that, due to the commercial sensitivity of the business unit targets, disclosing further details of these targets may damage the competitive position of the Group.

Update on performance against targets for awards made in 2015 and 2016 under the Prudential Long Term Incentive Plan

As at 31 December 2016, Prudential’s TSR performance during the periods 1 January 2015 to 31 December 2016 and 1 January 2016 to 31 December 2016 was ranked below median.

As at 31 December 2016, Prudential’s IFRS operating profit performance during the periods 1 January 2015 to 31 December 2016 and 1 January 2016 to 31 December 2016 was above the stretch targets for Group and all business units other than one which was between plan and the stretch target.

Remuneration in respect of performance periods ending in 2016

Long-term incentive plans with performance periods ending on 31 December 2016

Our long-term incentive plans have stretching performance conditions that are aligned to the strategic priorities of the Group. In deciding the portion of the awards to be released, the Committee considered actual financial results against these performance targets. The Committee also reviewed underlying Company performance to ensure vesting levels were appropriate. The Directors’ remuneration policy contains further details of the design of Prudential’s long-term incentive plans.

Further details may also be found in note B3.2 to the consolidated financial statements.

Prudential Long Term Incentive Plan (PLTIP)

In 2014, all Executive Directors were granted awards under the PLTIP. The awards were subject to challenging targets. The weightings of these measures are detailed in the table below.

	Weighting of measures
Executive Director	Group TSR[1]	IFRS profit (Group or business unit)[2]
Michael McLintock	100%	-
Jackie Hunt	50%	50% (business unit target)
Barry Stowe	50%	50% (business unit target)
Mike Wells	50%	50% (business unit target)
All other Executive Directors	50%	50% (Group)

Notes

1	Group TSR is measured on a ranked basis over three years relative to peers.
2	IFRS profit is measured on a cumulative basis over three years.

Under the Group TSR measure, 25 per cent of the award vests for TSR at the median of the peer group increasing to full vesting for performance within the upper quartile. TSR is measured on a local currency basis since this has the benefit of simplicity and directness of comparison. The peer group for the awards is:

Aegon	Aflac	AIA	AIG
Allianz	Aviva	AXA	Generali
Legal & General	Manulife	MetLife	Munich Re
Old Mutual	Prudential Financial	Standard Life	Sun Life Financial
Swiss Re	Zurich Insurance Group

Prudential’s TSR performance during the performance period (1 January 2014 to 31 December 2016) was between the median and upper quartile of the peer group (ranked ninth). The portion of the awards related to TSR which therefore vested was 41.7 per cent.

Under the IFRS measure, 25 per cent of the award vests for meeting the threshold IFRS profit set at the start of the performance period increasing to full vesting for performance at or above the stretch level. The table below illustrates the cumulative performance achieved over 2014 to 2016 compared with the Group targets set in 2014:

Group	2014-16 cumulative targets			2014-16 cumulative achievement	Overall vesting
	Threshold	Plan	Maximum
IFRS operating profit	£8,525m	£9,472m	£10,419m	£11,449m	100%

The Committee determined that the cumulative IFRS operating profit target established for the PLTIP should be expressed using exchange rates consistent with the reported disclosures. All the individual business units exceeded their stretch performance target and achieved 100% vesting, other than Asia which exceeded plan performance, but not the stretch target, and therefore vested at 95%. Details of business unit IFRS targets have not been disclosed as the Committee considers that these are commercially sensitive and disclosure of targets at such a granular level would put the Company at a disadvantage compared with its competitors. The Committee will keep this disclosure policy under review based on whether, in its view, disclosure would compromise the Company’s competitive position.

M&G Executive Long-Term Incentive Plan

The phantom share price at vesting for the 2014 M&G Executive Long-Term Incentive award is determined by the increase or decrease in M&G’s profitability over the three-year performance period with adjustments for the investment performance of its funds. M&G performance and the resulting phantom share price for Michael McLintock are shown below:

Award	3-year profit growth of M&G	3-year investment performance	2016 phantom share price	Value of awards vesting
2014 M&G Executive LTIP	7%	Second quartile	£1.60	£1,577,398

Prudential Corporation Asia Long-Term Incentive Plan

Tony Wilkey received awards under the PCA Long-Term Incentive Plan before he was appointed to the Board, which vested during 2016. The PCA Long-Term Incentive Plan does not have performance conditions.

2016 LTIP vesting

The Committee considered a report from the Group Chief Risk Officer which confirmed that the financial results were achieved within the Group’s and business units’ risk framework and appetite. On the basis of this report, and the performance of the Group and its business units described above, the Committee determined the vesting of each executive’s LTIP awards as set out below.

Executive Director	Maximum value of award at full vesting[1]	Percentage of the LTIP award vesting	Number of shares/ ADRs vesting[2]	Value of shares vesting[1]
John Foley	£2,515,958	70.8%	119,872	£1,781,298
Penny James	£490,380	70.8%	23,364	£347,189
Michael McLintock[3]	£707,039	41.7%	15,707	£233,406
Nic Nicandrou	£2,144,163	70.8%	102,158	£1,518,068
Barry Stowe	£1,710,546	68.3%	42,748	£1,168,303
Mike Wells	£3,559,849	70.8%	92,220	£2,520,373
Tony Wilkey[4]	£1,035,757	100%/68.3%	64,254	£918,013

Notes

1	The share price used to calculate the value of the LTIP awards with performance periods which ended on 31 December 2016 and vest in 2017 was the average share price/ADR price for the three months up to 31 December 2016, being £14.86/$37.02.
2	The number of shares vesting includes accrued dividend shares.
3	This does not include the vesting of Michael McLintock’s M&G Executive Long-Term Incentive Plan award and has been pro-rated to reflect Michael’s service during the performance period.
4	Tony Wilkey’s awards include an award that vested on 23 September 2016 (the share price on that date was £14.08) in addition to the awards that vests in 2017.

Pension entitlements

Pension provisions in 2016 were:

Executive Director	2016 pension arrangement	Life assurance provision
Barry Stowe	Pension supplement of 25 per cent of salary, part of which is paid as a contribution to an approved US retirement plan.	Two times salary
Tony Wilkey	Pension supplement in lieu of pension of 25 per cent of salary and a HK$18,000 payment to the Hong Kong Mandatory Provident Fund.	Four times salary
UK-based executives	Pension contribution to defined contribution plan and/or pension supplement in lieu of pension of 25 per cent of salary.	Up to four times salary plus a dependants’ pension

Michael McLintock previously participated in a contributory defined benefit scheme that was open at the time he joined the Company. The scheme provided a target pension of two-thirds of final pensionable earnings on retirement for an employee with 30 years or more potential service who remained in service to normal retirement date. Michael is a deferred member of the scheme and his normal retirement date under the scheme is age 60. If Michael claims his deferred pension before this age it will be subject to an actuarial reduction and there are no additional benefits payable should he retire early. At the end of 2016, the transfer value of Michael’s entitlement was £1,505,483. This equates to an annual pension of £59,662 which will increase broadly in line with inflation in the period to Michael’s retirement at the normal retirement date.

John Foley previously participated in a non-contributory defined benefit scheme that was open at the time he joined the Company. The scheme provided an accrual of 1/60ths of final pensionable earnings for each year of pensionable service. John is a deferred member of this scheme and, on reaching the normal retirement date (of 60), John has elected to defer payment of his pension. At the end of 2016, the transfer value of John’s entitlement was £555,662. This equates to an annual pension of £19,937, based on current late retirement factors. The pension, once in payment, will be subject to statutory increases in line with the Consumer Prices Index.

Performance graph and table

The chart below illustrates the TSR performance of Prudential, the FTSE 100 and the peer group of international insurers used to benchmark the Company’s performance for the purposes of the PLTIP.

Note

The peer group average represents the average TSR performance of the peer group used for 2016 PLTIP awards (excluding companies not listed at the start of the period).

The information in the table below shows the total remuneration for the Group Chief Executive over the same period:

£000	2009	2009	2010	2011	2012	2013	2014	2015	2015	2016
Group Chief Executive	M Tucker1	T Thiam	T Thiam	T Thiam	T Thiam	T Thiam	T Thiam	T Thiam2	M Wells	M Wells
Salary, pension and benefits	1,013	286	1,189	1,241	1,373	1,411	1,458	613	1,992	2,224
Annual bonus payment	841	354	1,570	1,570	2,000	2,056	2,122	704	1,244	2,151
(As % of maximum)	(92%)	(90%)	(97%)	(97%)	(100%)	(99.8%)	(100%)	(77.3%)	(99.7%)	(99.5%)
LTIP vesting	1,575	-	2,534	2,528	6,160	5,235	9,838	3,702	4,427	2,520
(As % of maximum)	(100%)	-	(100%)	(100%)	(100%)	(100%)	(100%)	(100%)	(100%)	(70.8%)
Other payments	308	-	-	-	-	-	-	-	-	-
Group Chief Executive Single Figure of total remuneration	3,737	640	5,293	5,339	9,533	8,702	13,418	5,019	7,663	6,895

Notes

1	Mark Tucker left the Company on 30 September 2009. Tidjane Thiam became Group Chief Executive on 1 October 2009. The figures shown for Tidjane Thiam’s remuneration in 2009 relate only to his service as Group Chief Executive.
2	Tidjane Thiam left the Company on 31 May 2015. Mike Wells became Group Chief Executive on 1 June 2015. The figures shown for Mike Wells’s remuneration in 2015 relate only to his service as Group Chief Executive.

Percentage change in remuneration

The table below sets out how the change in remuneration for the Group Chief Executive between 2015 and 2016 compared with a wider employee comparator group:

	Salary	Benefits	Bonus
Group Chief Executive	+14.8%	(32%)	(33.3%)
All UK employees	+3.4%	(6.2%)	(2.8)%

The employee comparator group used for the purpose of this analysis is all UK employees. This includes employees in the UK insurance operations business, M&G and Group Head Office, and reflects the average change in pay for employees employed in both 2015 and 2016. The salary increase includes uplifts made through the annual salary review as well as any additional changes in the year; for example to reflect promotions or role changes. The UK workforce has been chosen as the most appropriate comparator group as it reflects the economic environment where the Group Chief Executive is employed. The Group Chief Executive’s salary increase reflects his promotion from President & CEO, Jackson to Group Chief Executive during 2015. With effect from 1 January 2016, the Group Chief Executive’s salary increased by 1 per cent.

Relative importance of spend on pay

The table below sets out the amounts payable in respect of 2015 and 2016 on all employee pay and dividends:

	2015	2016	Percentage change
All employee pay (£m)[1]	1,475	1,885	27.80%
Dividends (£m)	1,253	1,122	(10.45)%

Note

1	All employee pay as taken from note B3.1 to the financial statements.

Long-term incentives awarded in 2016

2016 share-based long-term incentive awards

The table below shows the awards made to Executive Directors in 2016 under share-based long-term incentive plans and the performance conditions attached to these awards:

Executive Director	Role	Number of shares or ADRs subject to award*	Face value of award**	Percentage of awards released for achieving threshold targets†	End of performance period	Weighting of performance conditions
						Group TSR	IFRS profit
							Group	Asia	US	UK
John Foley	Chief Executive, UK and Europe	144,340	£1,874,977	25%	31 December 2018	50%				50%
Penny James	Group Chief Risk Officer	116,628	£1,514,998	25%	31 December 2018	50%	50%
Nic Nicandrou	Chief Financial Officer	136,836	£1,777,500	25%	31 December 2018	50%	50%
Anne Richards[1]	Chief Executive, M&G	45,906	£600,000	25%	31 December 2018	100%
Barry Stowe	Chairman & CEO, NABU	137,050	£3,772,770	25%	31 December 2018	50%			50%
Tony Wilkey	Chief Executive, PCA	153,742	£1,997,109	25%	31 December 2018	50%		50%
Mike Wells	Group Chief Executive	332,870	£4,323,981	25%	31 December 2018	50%	50%

*	Awards over shares were awarded to all Executive Directors other than Barry Stowe whose awards were over ADRs.
**	Awards for Executive Directors are calculated based on the average share price over the three dealing days prior to the grant date. Other than for Anne Richards, awards were granted on 1 April 2016 (based on a share price of £12.99 and an ADR price of $37.29).
†	The percentage of awards released for achieving maximum targets is 100 per cent.

Note

1	PLTIP awards made to the Chief Executive, M&G are subject only to the TSR performance condition. The IFRS profit of M&G is a performance condition under the M&G Executive LTIP. Anne Richards’s award was granted on 23 June 2016 following her appointment to the Board (based on an average share price of £13.07).

Group TSR performance will be measured on a ranked basis. 25 per cent of the award will vest for TSR performance at the median of the peer group increasing to full vesting for performance at the upper quartile. The peer group for 2016 awards is the same as for 2014 awards as detailed above.

Performance ranges for IFRS operating profit measured on a cumulative basis over three years are set at the start of the performance period. Due to commercial sensitivities these are not published in advance but Group targets will be disclosed when awards vest.

2016 cash long-term incentive awards

In addition to her PLTIP award, in 2016 Anne Richards received a cash-settled award under the M&G Executive LTIP detailed below:

Executive Director	Role	Face value of award (% of salary)	Face value of award	Percentage of award released for achieving threshold target	End of performance period
Anne Richards	Chief Executive, M&G	300%	£1,200,000	See note	31 December 2018

Note

The value of the award on vesting will be based on the profitability and investment performance of M&G over the performance period as described in the Directors’ remuneration policy.

Buy-out award

In order to facilitate Anne Richards’s appointment as Chief Executive, M&G, the Company agreed to replace the deferred bonus awards she forfeited on leaving Aberdeen Asset Management. The terms of the replacement award were designed to replicate those of the forfeited awards and are therefore not subject to performance conditions and will accrue dividend equivalents. These awards entitle Anne to receive a cash amount equal to the market value of the specified notional number of Prudential shares on the date of exercise, less an award price of 5p per share. The award will vest on the dates detailed below. The market value of Prudential plc shares on the date of the award (23 June 2016) was £13.22.

Exercise period	Number of notional shares
1 December 2016 to 1 January 2017	59,086
1 December 2017 to 1 January 2018	39,810
1 December 2018 to 1 January 2019	25,078
1 December 2019 to 1 January 2020	25,078
1 December 2020 to 1 January 2021	13,426

In December 2016, Anne exercised the first tranche of this replacement award. The gross value of the award exercised (which included dividend equivalents) was £939,140 and Anne used the net of tax value of £496,162 to buy 31,439 Prudential shares.

This buy-out award was made under rule 9.4.2 of the UKLA Listing Rules as the award could not be effected under any of the Company’s existing incentive plans. Anne is the sole participant in this arrangement and no further awards will be made to Anne under the arrangement.

Non-executive Director remuneration in 2016

Chairman and Chairman’s fees

The Chairman’s fee was reviewed by the Committee during 2016 and increased by 3 per cent to £720,000 with effect from 1 July 2016 in order to reflect the expansion of the Chairman’s role to include oversight of the chairmen of the Group’s four material subsidiaries and inflation.

Non-executive Directors’ fees

The Non-executive Directors’ fees were reviewed by the Board during 2016 and the basic fee was increased by 1 per cent to £95,000. Additionally, the fee for chairing the Audit Committee was increased by 7 per cent to £75,000 and the fee for chairing the Risk Committee was increased by 15 per cent to £75,000, to reflect the expanded scope of these roles which now includes more formal oversight of the material subsidiaries’ Audit and Risk Committees.

Annual fees	From 1 July 2015 (£)	From 1 July 2016 (£)
Basic fee	94,000	95,000
Additional fees:
Audit Committee Chairman	70,000	75,000
Audit Committee member	27,500	27,500
Remuneration Committee Chairman	60,000	60,000
Remuneration Committee member	27,500	27,500
Risk Committee Chairman	65,000	75,000
Risk Committee member	27,500	27,500
Nomination Committee member	10,000	10,000
Senior Independent Director	50,000	50,000

Note

If, in a particular year, the number of meetings is materially greater than usual, the Company may determine that the provision of additional fees is fair and reasonable.

The resulting fees paid to the Chairman and Non-executive Directors are:

£000s	2016 fees	2015 fees	2016 taxable benefits*	2015 taxable benefits*	Total 2016 remuneration: ‘The Single Figure’†	Total 2015 remuneration: ‘The Single Figure’†
Chairman
Paul Manduca	710	650	121	78	831	728
Non-executive Directors
Howard Davies	202	195	-	-	202	195
Ann Godbehere	205	200	-	-	205	200
Alistair Johnston[1]	47	120	-	-	47	120
David Law	122	36	-	-	122	36
Kai Nargolwala[2]	150	146	-	-	150	146
Anthony Nightingale	165	147	-	-	165	147
Philip Remnant[3]	210	206	-	-	210	206
Alice Schroeder	122	120	-	-	122	120
Lord Turnbull[4]	-	70	-	-	-	70
Lord Turner	122	36	-	-	122	36
Total	2,055	1,926	121	78	2,176	2,004

*	Benefits include the cost of providing the use of a car and driver, medical insurance and security arrangements.
†	Each remuneration element is rounded to the nearest £1,000 and totals are the sum of these rounded figures. Total remuneration is calculated using the methodology prescribed by Schedule 8 of the Companies Act. The Chairman and Non-executive Directors are not entitled to participate in annual bonus plans or long-term incentive plans.

Notes

1 Alistair	Johnston stepped down from the Board on 19 May 2016.
2 Kai	Nargolwala also received an annual fee of £250,000 (payable in HK$) in respect of his non-executive chairmanship of Prudential Corporation Asia Limited with effect from 1 February 2016.
3 Philip	Remnant also received an annual fee of £250,000 in respect of his non-executive chairmanship of M&G Group Limited with effect from 1 April 2016.
4 Lord	Turnbull retired from the Board on 14 May 2015.

Statement of Directors’ shareholdings

The interests of Directors in ordinary shares of the Company are set out below. ‘Beneficial interest’ includes shares owned outright, shares acquired under the Share Incentive Plan and deferred annual incentive awards, detailed in the ‘Supplementary information’ section. It is only these shares that count towards the share ownership guidelines.

	01/01/2016 (or on date of appointment)	During 2016		31/12/2016 (or on date of retirement)			Share ownership guidelines
	Total beneficial interest (number of shares)	Number of shares acquired	Number of shares disposed	Total beneficial interest* (number of shares)	Number of shares subject to performance conditions†	Total interest in shares	Share ownership guidelines (% of salary/fee) ‡	Beneficial interest as a percentage of basic salary/ basic fees§
Chairman
Paul Manduca	42,500	-	-	42,500	-	42,500	100%	85%
Executive Directors
John Foley[1]	218,644	215,696	184,375	249,965	422,480	672,445	200%	473%
Penny James	14,500	42,859	15,787	41,572	171,255	212,827	200%	97%
Michael McLintock [2]	210,884	122,728	134,143	199,469	79,498	278,967	200%	N/A
Nic Nicandrou	265,219	180,757	141,838	304,138	373,328	677,466	200%	607%
Anne Richards[3]	-	31,439	-	31,439	45,906	77,345	200%	112%
Barry Stowe[4]	246,656	255,646	236,424	265,878	553,532	819,410	200%	460%
Mike Wells[5]	465,285	418,559	339,310	544,534	811,178	1,355,712	350%	715%
Tony Wilkey	189,592	168,387	237,451	120,528	383,635	504,163	200%	202%

01/01/2016 (or on date of appointment)		During 2016		31/12/2016 (or on date of retirement)			Share ownership guidelines
	Total beneficial interest (number of shares)	Number of shares acquired	Number of shares disposed	Total beneficial interest* (number of shares)	Number of shares subject to performance conditions†	Total interest in shares	Share ownership guidelines (% of salary/ fee) ‡	Beneficial interest as a percentage of basic salary/basic fees§
Non-executive Directors
Howard Davies	8,730	319	-	9,049	-	9,049	100%	136%
Ann Godbehere	15,914	-	-	15,914	-	15,914	100%	239%
Alistair Johnston[6]	10,000	-	-	10,000	-	10,000	100%	N/A
David Law	3,327	3,577	-	6,904	-	6,904	100%	104%
Kaikhushru Nargolwala	50,000	20,000	-	70,000	-	70,000	100%	1,051%
Anthony Nightingale	30,000	-	-	30,000	-	30,000	100%	450%
Philip Remnant	5,816	1,100	-	6,916	-	6,916	100%	104%
Alice Schroeder[7]	8,500	-	-	8,500	-	8,500	100%	128%
Lord Turner	2,000	3,500	-	5,500	-	5,500	100%	83%

* There were no changes of Directors’ interests in ordinary shares between 31 December 2016 and 13 March 2017 with the exception of the UK based Executive Directors due to their participation in the monthly Share Incentive Plan (SIP). John Foley acquired a further 35 shares in the SIP, Nic Nicandrou acquired a further 35 shares in the SIP and Mike Wells acquired a further 35 shares in the SIP during this period.

† Further information on share awards subject to performance conditions are detailed in the ‘share-based long-term incentive awards’ section of the Supplementary information.

‡Holding requirement of the Articles of Association (2,500 ordinary shares) must be obtained within one year of appointment to the Board. The increased guidelines for Executive Directors were introduced with effect from January 2013. Executive Directors have five years from this date (or date of joining or role change, if later) to reach the enhanced guideline. The guideline for Non-executive Directors was introduced on 1 July 2011. Non-executive Directors have three years from their date of joining to reach the guideline. The Chairman has five years from the date of his role change to reach the guideline. Where applicable, all Directors are in compliance with the share ownership guideline.

§	Based on the average closing share price for the six months to 31 December 2016 (£14.19).

The Company and its Directors, Chief Executives and shareholders have been granted a partial exemption from the disclosure requirements under part XV of the Securities and Futures Ordinance (SFO). As a result of this exemption, Directors, Chief Executives and shareholders do not have an obligation under the SFO to notify the Company of shareholding interests, and the Company is not required to maintain a register of Directors’ and Chief Executives’ interests under section 352 of the SFO, nor a register of interests of substantial shareholders under section 336 of the SFO. The Company is, however, required to file with the Hong Kong Stock Exchange any disclosure of interests notified to it in the United Kingdom.

Notes

1.	John Foley was appointed to the Board on 19 January 2016.
2.	Michael McLintock stepped down from the Board on 6 June 2016.
3.	Anne Richards was appointed to the Board on 7 June 2016.
4.	For the 1 January 2016 figure Barry Stowe’s beneficial interest in shares is made up of 123,328 ADRs (representing 246,656 ordinary shares), (8,513.73 of these ADRs are held within an investment account which secures premium financing for a life assurance policy). For the 31 December 2016 figure the beneficial interest in shares is made up of 132,939 ADRs (representing 265,878 ordinary shares).
5.	For the 1 January 2016 figure Mike Wells’s beneficial interest in shares is made up of 232,594 ADRs (representing 465,188 ordinary shares) and 97 ordinary shares. For the 31 December 2016 figure his beneficial interest in shares is made up of 218,576 ADRs (representing 437,152 ordinary shares) and 107,382 ordinary shares.
6.	Alistair Johnston stepped down from the Board on 19 May 2016.
7.	For the 1 January 2016 and 31 December 2016 figure Alice Schroeder’s beneficial interest in shares is made up of 4,250 ADRs (representing 8,500 ordinary shares).

Outstanding share options

The following table sets out the share options held by the Directors in the UK Savings-Related Share Option Scheme (SAYE) as at the end of the period. Anne Richards holds share options under her buy-out arrangement, details of which are set out below.

				Exercise period		Number of options
	Date of grant	Exercise price (pence)	Market price at 31 December 2016 (pence)	Beginning	End	Beginning of period	Granted	Exercised	Cancelled	Forfeited	Lapsed	End of period
John Foley	20 Sep 13	901	1,627.5	01 Dec 16	31 May 17	998	-	998	-	-	-	-
John Foley	23 Sep 14	1,155	1,627.5	01 Dec 17	31 May 18	779	-	-	-	-	-	779
John Foley	21 Sep 16	1,104	1,627.5	01 Dec 19	31 May 20	-	815	-	-	-	-	815
Penny James	21 Sep 12	629	1,627.5	01 Dec 15	31 May 16	858	-	858	-	-	-	-
Penny James	22 Sep 15	1,111	1,627.5	01 Dec 18	31 May 19	1,620	-	-	-	-	-	1,620
Michael McLintock	23 Sep 14	1,155	1,627.5	01 Dec 19	31 May 20	2,622	-	-	-	-	-	2,622
Nic Nicandrou	16 Sep 11	466	1,627.5	01 Dec 16	31 May 17	3,268	-	3,268	-	-	-	-
Nic Nicandrou	23 Sep 14	1,155	1,627.5	01 Dec 19	31 May 20	1,311	-	-	-	-	-	1,311
Nic Nicandrou	21 Sep 16	1,104	1,627.5	01 Dec 21	31 May 22	-	1,358	-	-	-	-	1,358
Anne Richards	21 Sep 16	1,104	1,627.5	01 Dec 19	31 May 20	-	1,630	-	-	-	-	1,630
Mike Wells	22 Sep 15	1,111	1,627.5	01 Dec 18	31 May 19	1,620	-	-	-	-	-	1,620

Notes

1	A gain of £49,028.33 was made by Directors in 2016 on the exercise of SAYE options.
2	No price was paid for the award of any option.
3	The highest and lowest closing share prices during 2016 were £16.49 and £10.87 respectively.
4	All exercise prices are shown to the nearest penny.
5	Michael McLintock participated in the plan during his time as an Executive Director. The column above marked ‘End of period’ reflects Michael McLintock’s position at his date of retirement.

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

	Service contracts			External appointment
	Date of contract	Notice period to the Company	Notice period from the Company	External appointment during 2016	Fee received in the period the Executive Director was a Group Director
Executive Directors
John Foley[1]	8 December 2010	12 months	12 months	-	-
Penny James	1 April 2016	12 months	12 months	Yes	£67,000
Nic Nicandrou	26 April 2009	12 months	12 months	-	-
Anne Richards[2]	4 July 2016	12 months	12 months	-	-
Barry Stowe	18 October 2006	12 months	12 months	-	-
Mike Wells	21 May 2015	12 months	12 months	-	-
Tony Wilkey	1 June 2015	12 months	12 months	-	-

Other Directors served on the boards of educational, charitable and cultural organisations without receiving a fee for these services.

Notes

1.	John Foley was appointed to the Board on 19 January 2016.
2.	Anne Richards was appointed to the Board on 7 June 2016.

Letters of appointment of the Chairman and Non-executive Directors

The Directors’ remuneration policy contains further details on Non-executive Directors’ letters of appointment. Details of their individual appointments are outlined below:

Chairman/ Non-executive Director	Appointment by the Board	Initial election by shareholders at the AGM	Notice period	Expiry of the current term of appointment
Chairman
Paul Manduca[1]	15 October 2010	AGM 2011	12 months	AGM 2018
Non-executive Directors
Philip Remnant	1 January 2013	AGM 2013	6 months	AGM 2019
Howard Davies	15 October 2010	AGM 2011	6 months	AGM 2017
Ann Godbehere[2]	2 August 2007	AGM 2008	6 months	AGM 2017
David Law	15 September 2015	AGM 2016	6 months	AGM 2019
Kai Nargolwala	1 January 2012	AGM 2012	6 months	AGM 2018
Anthony Nightingale	1 June 2013	AGM 2014	6 months	AGM 2017
Alice Schroeder	10 June 2013	AGM 2014	6 months	AGM 2017
Lord Turner	15 September 2015	AGM 2016	6 months	AGM 2019

Notes

1.	Paul Manduca was appointed as Chairman on 2 July 2012.
2.	Ann Godbehere was reappointed in 2016 for one year.

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

Appointing high calibre executives to the Board and to different roles on the Board is necessary to ensure the Company is well positioned to develop and implement its strategy and deliver long-term value. As the Company operates in an international market place for talent, the best internal and external candidates are sometimes asked to move location to assume their new roles. Where this happens, the Company will offer relocation support. The support offered will depend on the circumstances of each move but may include paying for travel, shipping services, the provision of temporary accommodation and other housing benefits. Executives may receive support with the preparation of tax returns, but no current Executive Director is tax equalised.

Anne Richards joined the Board during the year and, as this resulted in Anne relocating to enable her to assume her role, relocation support in line with the approved Directors’ remuneration policy was provided. In addition, on joining the Company, Anne forfeited share awards granted to her by her previous employer and a buy-out award in line with the approved Directors’ remuneration policy was provided. Details of this relocation support and the buy-out award are included in the notes to the 2016 Single Figure table and in the section on long-term incentives awarded in 2016.

Payments to past Directors and payments for loss of office

The Committee’s approach when exercising its discretion under the policy is to be mindful of the particular circumstance of the departure and the contribution the individual made to the Group.

Michael McLintock

Michael McLintock stepped down from the Board on 6 June 2016. His remuneration arrangements were in line with the approved Directors’ remuneration policy, and disclosed in stock exchange announcements, and the remuneration he received in respect of his services as an Executive Director is set out in the 2016 Single Figure table.

Michael’s employment with the Group ended on 31 July 2016 and between 7 June and 31 July he received £76,024 in respect of salary, benefits and pension in accordance with his contract of employment. In line with market practice, the Group paid the professional legal fees incurred by him in respect of finalising his termination arrangements, which amounted to £7,800. In addition, in consideration of agreeing to a confidentiality clause, Michael received £1,000. Michael did not receive a loss of office payment.

Michael’s deferred bonus awards will be released in accordance with the plan rules and remain subject to malus and, for the 2015 award, clawback provisions.

Recognising his contribution to the Company’s success, the Committee determined that Michael should be awarded a bonus in respect of the 2016 performance year which was calculated in the usual way and pro-rated for service to 31 July 2016. 60 per cent of this bonus will be paid in 2017 and 40 per cent will be deferred for three years, subject to malus and clawback provisions.

The Committee also exercised its discretion in accordance with the approved Directors’ remuneration policy and determined that Michael should be allowed to retain his unvested PLTIP and M&G LTIP awards granted in 2014 and 2015. The 2014 and 2015 awards will vest in accordance with the original timetable, subject to the original performance conditions, remain subject to malus and, for the 2015 award, clawback provisions, and were pro-rated for service. Michael did not receive a 2016 long-term incentive award.

Jackie Hunt

As reported in the 2015 Directors’ remuneration report, Jackie Hunt stepped down from the Board on 3 November 2015 and her employment with the Group ended on 30 June 2016. During 2016, Jackie received £441,352 in respect of salary, benefits and pension benefits in accordance with her contract of employment. In addition, in consideration of agreeing to a confidentiality clause, Jackie received £1,000. In line with market practice, the Group paid the professional legal fees incurred by Jackie in respect of finalising her separation arrangements which amounted to £600 in 2016.

2014 PLTIP award vesting

Pierre-Olivier Bouée, Tidjane Thiam and Jackie Hunt’s employment with the Group ended on 30 June 2015, 31 May 2015 and 30 June 2016, respectively. The 2015 Directors’ remuneration report provided details of the remuneration arrangements that would apply to Pierre-Olivier, Tidjane and Jackie after they left the Board. As set out in the section ‘Remuneration in respect of performance in 2016’ the performance conditions attached to Pierre-Olivier, Tidjane and Jackie’s 2014 PLTIP awards were partially met and 70.8 per cent of these awards will be released in 2017. These awards were pro-rated for service (15 of 36 months, 14 of 36 months and 27 of 36 months, respectively) and the details of the release are set out below.

Former Executive Director	Number of shares vesting[1]	Value of share vesting[2]
Pierre-Olivier Bouée	39,319	£584,280
Jackie Hunt	65,114	£967,594
Tidjane Thiam	98,890	£1,469,505

Notes

1	The number of shares vesting include accrued dividend shares.
2	The share price used to calculate the value was the average share price for the three months up to 31 December 2016, being £14.86.

Other Directors

A number of former Directors receive retiree medical benefits for themselves and their partner (where applicable). This is consistent with other senior members of staff employed at the same time. A de minimis threshold of £10,000 has been set by the Committee; any payments or benefits provided to a past Director under this amount will not be reported.

Statement of voting at general meeting

At the 2014 Annual General Meeting, shareholders were asked to vote on the current Directors’ remuneration policy and at the 2016 Annual General Meeting, shareholders were asked to vote on the 2015 Directors’

remuneration report. Each of these resolutions received a significant vote in favour by shareholders and the Committee is grateful for this support and endorsement by our shareholders. The votes received were:

Resolution	Votes for	% of votes cast	Votes against	% of votes cast	Total votes cast	Votes withheld
To approve the Directors’ remuneration policy (2014 AGM)	1,745,240,139	91.85%	154,778,305	8.15%	1,900,018,444	46,152,673
To approve the Directors’ remuneration report (2016 AGM)	1,714,488,665	92.80%	132,967,991	7.20%	1,847,456,656	159,010,106

NEW DIRECTORS’ REMUNERATION POLICY

This policy will apply following the AGM on 18 May 2017 (subject to shareholder approval).

Total remuneration for our Executive Directors is made up of a number of elements.

Fixed pay policy for Executive Directors

Component and purpose	Operation	Opportunity
Base salary Paying salaries at a competitive level enables the Company to recruit and retain key executives.

Prudential’s policy is to offer all Executive Directors base salaries that are competitive within their local market.

The Remuneration Committee reviews salaries annually with changes normally effective from 1 January. In determining base salary for each executive, the Committee considers factors such as:

•    Salary increases for other employees across the Group;

•    The performance and experience of the executive;

•    The size and scope of the role;

•    Group and/or business unit financial performance;

•    Internal relativities; and

•    External factors such as economic conditions and market data.

As the Company has Executive Directors based in multiple geographies, and within insurance and asset management businesses, the Remuneration Committee reviews data from a number of different markets it believes to be the most relevant benchmarks.

Annual salary increases for Executive Directors will normally be in line with the increases for other employees unless there is a change in role or responsibility.

Component and purpose	Operation	Opportunity
While salaries are typically paid in the local currency of the country where the executive is based, the Committee may determine that the salary of an executive is set or paid in an alternative currency.

Benefits

Provided to executives to assist them in carrying out their duties efficiently.

Expatriate and relocation benefits allow Prudential to attract high calibre executives in the international talent market and to deploy them appropriately within the Group.

Prudential’s policy is for the Committee to have the discretion to offer Executive Directors benefits which reflect their individual circumstances and are competitive within their local market, including:

•    Health and wellness benefits;

•    Protection and security benefits;

•    Transport benefits;

•    Family and education benefits;

•    All employee share plans and savings plans;

•    Relocation and expatriate benefits; and

•    Reimbursed business expenses (including any tax liability) incurred when travelling overseas in performance of duties.

The maximum paid will be the cost to the Company of providing these benefits. The cost of these benefits may vary from year to year but the Committee is mindful of achieving the best value from providers.
Provision for an income in retirement Pension benefits provide executives with opportunities to save for an income in retirement.

Prudential’s policy is to offer all Executive Directors a pension provision that is competitive and appropriate in the context of pension benefits for senior executives in the relevant local market.

The pension provision for Executive Directors will normally be reflective of the arrangements in place for other employees in their business unit when they joined the Group.

Executives have the option to:

•    Receive payments into a defined contribution scheme; and/or

•    Take a cash supplement in lieu of contributions.

In addition, the Chief Executive, PCA receives statutory contributions into the PCA Mandatory Provident Fund.

Executive Directors are entitled to receive pension contributions or a cash supplement (or combination of the two) of up to 25 per cent of base salary.

Contributions into the PCA Mandatory Provident Fund are in line with statutory limits.

Annual bonus policy for Executive Directors

Annual bonus Payments under the Annual Incentive Plan (AIP) incentivise the delivery of stretching financial, functional and/or personal objectives which are drawn from the annual business plan.
Operation

Currently all Executive Directors participate in the AIP.

The AIP payments for all Executive Directors are subject to the achievement of either financial and personal objectives, or functional and personal objectives. Business unit chief executives either have measures of their business unit’s financial performance in the AIP or they may participate in a business unit specific bonus plan. For example, the Chairman and CEO, NABU currently participates in the Jackson Senior Management Bonus Pool, as well as in the AIP.

Form and timing of payment

All Executive Directors are required to defer a percentage of their total annual bonus into Prudential shares. Currently all Executive Directors defer 40 per cent of their bonus for three years, with the remaining 60 per cent of their bonus paid in cash following the end of the performance year.

The release of deferred bonus awards is not subject to any further performance conditions. Deferred bonus awards carry the right to receive an amount (in shares or cash) to reflect the dividends paid on the released shares, during the deferral period.

The Committee has the authority to apply clawback and/or a malus adjustment to all, or a portion of, the cash and deferred award elements of the bonus. More details about clawback and malus are set out below. See the Policy on corporate transactions section for details of the Committee’s powers in the case of corporate transactions.

Determining annual bonus payments

In assessing financial performance, the Committee determines the annual incentive payment for each Executive Director with reference to the performance achieved against performance ranges.

The Jackson Senior Management Bonus Pool is calculated based on Jackson’s performance and distributed to Jackson’s leadership team.

In assessing performance, the Committee will take into account the personal performance of the Executive Director and the Group and/or business units’ adherence to the Group’s risk framework and appetite, as well as other relevant factors. To assist them in their assessment the Committee considers a report from the Group Chief Risk Officer on adherence to the Group’s risk framework and appetite and to all relevant conduct standards.

The Committee may adjust the formulaic outcome based on the performance targets to reflect the underlying performance of the Company.

Opportunity

The Chief Executive, M&G has a bonus opportunity which is the lower of 0.75 per cent of M&G’s IFRS profit or six times salary.

For other Executive Directors the maximum AIP opportunity is up to 200 per cent of salary. Annual awards are disclosed in the relevant Annual report on remuneration.

In addition to the AIP, the Chairman & CEO, NABU receives a 10 per cent share of the Jackson Senior Management Bonus Pool.

Performance measures

The Committee has the discretion to determine the specific performance conditions attached to each AIP cycle and to set annual targets for these measures with reference to the business plans approved by the Board. The financial measures used for the AIP will typically include profit and cashflow targets and payments depend on the achievement of minimum capital thresholds. For the measures used in 2016 and 2017, please refer to the Annual report on remuneration.

No bonus is payable under the AIP for performance at or below the threshold level, increasing to 100 per cent for achieving or exceeding the maximum level.

Jackson’s profitability and other key financial and risk management measures determine the value of the Jackson Senior Management Bonus Pool.

The weightings of the performance measures for 2017 for all Executive Directors, other than the Group Chief Risk Officer, are 80 per cent financial measures and 20 per cent personal measures. The Chairman & CEO, NABU also participates in the Jackson Senior Management Bonus Pool. For the Group Chief Risk Officer, the performance measures for 2017 are entirely based on a combination of functional and personal measures. The Group Chief Risk Officer is responsible for ensuring that the Company’s risk exposures are within the Board approved risk framework and appetite, and to provide overall leadership to the Risk function.

The Committee retains the discretion to adjust and/or set different performance measures if events occur (such as a change in strategy, a material acquisition and/or divestment of a Group business or a change in the share capital of the Company or a change in prevailing market conditions) which cause the Committee to determine that the measures are no longer appropriate and that amendment is required so that they achieve their original purpose.

Amendments	The Committee may make amendments to the rules of the deferred bonus plan which it considers appropriate (such as amendments which benefit the administration of the plan) but it will not make any amendments which are incompatible with the approved Directors’ remuneration policy.

Long-term incentive policy for Executive Directors

Prudential Long Term Incentive Plan (PLTIP)

The Prudential Long Term Incentive Plan is designed to incentivise the delivery of:

•    Longer-term business plans;

•    Sustainable long-term returns for shareholders; and

•    Group strategic priorities, such as disciplined risk and capital management.

Following the end of the performance period, a two-year holding period applies, further aligning the experience of executives and shareholders.

Operation

Currently all Executive Directors participate in the PLTIP.

Prudential’s policy is that Executive Directors may receive long-term incentive awards with full vesting only achieved if the Company meets stretching performance targets.

The rules of the PLTIP were approved by shareholders in 2013. Subsequent to this, minor amendments have been made to the rules to incorporate clawback provisions and to provide for a two-year holding period to awards.

Granting awards

The PLTIP is a conditional share plan: the shares which are awarded will ordinarily vest after three years to the extent that performance conditions have been met. If performance conditions are not achieved, the unvested portion of any award lapses and performance cannot be retested.

The PLTIP has a three-year performance period (although the Committee has the discretion to apply shorter or longer performance periods when the PLTIP is used for buy-out awards on recruitment – see the Approach to recruitment remuneration section).

Holding period

After the end of the three-year performance period, the shares are usually subject to an additional two-year holding period (except for buyout awards made under the PLTIP or in the case of the death of an executive).

The Company may sell such number of shares as is required to satisfy any tax liability that arises on vesting. The balance of shares will be subject to the two-year holding period.

Determining the release of the award

The Committee has the authority to apply clawback and/or a malus adjustment to all, or a portion of, a PLTIP award. More details about clawback and malus are set out below.

Awards carry the right to receive an amount (in shares or cash) to reflect the dividends paid on the released shares, during the period between the awards being granted and the award vesting.

Opportunity

The value of shares awarded under the PLTIP (in any given financial year) may not exceed 550 per cent of the executive’s annual basic salary.

Awards made in a particular year are usually significantly below this limit.

The levels of award made under the PLTIP in 2017 (as a percentage of base salary) are:

	Group Chief Executive Chairman & CEO, NABU Chief Executive, M&G All other Executive Directors	400% 460% 450% 250%

The Committee does not envisage increasing the current award levels over the life of the policy and would consult with major shareholders before doing so. In addition, these current award levels would be disclosed in the relevant Annual report on remuneration.

The maximum vesting under the PLTIP is 100 per cent of the original share award plus accrued dividend shares.

Performance measures

The performance conditions attached to PLTIP 2017 awards are:

All Executive Directors except the Group Chief Risk Officer:

Relative TSR (25 per cent of award);

IFRS profit (50 per cent of award, Group or business unit as appropriate); and

Balanced scorecard of sustainability measures (25 per cent of award).

Group Chief Risk Officer:

Relative TSR (50 per cent of award);

Group IFRS profit (20 per cent of award); and

Balanced scorecard of sustainability measures (30 per cent of award).

The Committee may decide to attach different performance conditions and/or change the conditions’ weighting for future PLTIP awards. The performance conditions attached to each award are dependent on the role of the executive and will be disclosed in the relevant Annual report on remuneration.

Relative TSR is measured over three years. 25 per cent of this portion of each award will vest for achieving the threshold level of median, increasing to full vesting for meeting the stretch level of upper quartile. TSR is measured against a peer group of international insurers similar to Prudential in size, geographic footprint and products. This peer group was reviewed during 2016 to ensure the group remains a relevant comparator group. The peer group for each award is disclosed in the relevant Annual report on remuneration.

Three year cumulative IFRS operating profit is assessed at Group or business unit level. Threshold and maximum achievement levels will be set at the beginning of the performance periods in line with the three-year business plan. 25 per cent of this portion of the award will vest for achieving threshold performance increasing to full vesting for meeting stretch targets. The target for Group IFRS operating profit will be disclosed when the performance period ends.

Performance against the measures in the scorecard of sustainability measures is assessed at the end of the three-year performance period. The four measures have an equal weighting. 100 per cent of each measure in this portion of the award will vest for full achievement of that measure and no portion will vest if the measure is not achieved in full. The scorecard measures for each award are disclosed in the relevant Annual report on remuneration for the year of grant.

The Committee also considers a report from the Group Chief Risk Officer on whether the results were achieved within the Group’s and business units’ risk framework and appetite. The Group Chief Risk Officer also considers the effectiveness of risk management and internal controls, and specific actions taken to mitigate risks, particularly where these may be at the expense of profits or sales.

The Committee may adjust the formulaic outcome based on the performance targets to reflect the underlying performance of the Company.

Committee discretions	For any award made under the PLTIP to vest, the Committee must be satisfied that the quality of the Company’s underlying financial performance justifies the level of reward delivered at the end of the performance period. The Committee receives data about factors such as risk management and the cost of capital to support their decision. The Committee has the discretion to alter or disapply the holding period if it believes that it is appropriate. See the Policy on corporate transactions section for details of the Committee’s powers in the case of corporate transactions.

For awards made in 2016 and previous years	The Committee has the discretion to amend the performance conditions attached to an award if circumstances relevant to the performance conditions have changed, and the Committee is satisfied that the amended measure will be a fairer measure of performance and no more or less demanding than the original condition. The Committee would seek to consult with major shareholders before revising performance conditions on outstanding awards under the PLTIP.
For awards made in 2017 and subsequent years	The Committee retains the ability to amend the performance conditions attached to an award and/or set different performance measures (or to revise the weighting of measures) which apply to new or outstanding long-term incentive awards if events occur which cause the Committee to determine that circumstances relevant to the performance conditions have changed such that the measures described in this section are no longer appropriate and that amendment is required so that they achieve their original purpose, provided the Committee is satisfied that the amended measure will be a fairer measure of performance and no more or less demanding than the original condition. Examples of such events could include a change in strategy, a material acquisition and/or divestment of a Group business, or a change in the share capital of the Company or a change in prevailing market conditions or to meet the requirements of the Company’s regulators. The Committee would seek to consult with major shareholders before revising performance conditions on outstanding awards under the PLTIP.
Amendments	The Committee may make amendments to the rules of the Plan which are minor and benefit the administration of the Plan, which take account of any changes in legislation, and/or which obtain or maintain favourable tax, exchange control or regulatory treatment. Otherwise no amendments may be made to certain key provisions of the PLTIP to the advantage of participants without prior shareholder approval.
Share ownership guidelines for Executive Directors
Operation

The share ownership guidelines for the Executive Directors are:

•    400 per cent of salary for the Group Chief Executive; and

•    250 per cent of salary for other Executive Directors.

Executives have five years from the later of the date of their appointment or promotion, or the date of an increase in these guidelines, to build this level of ownership. Shares earned and deferred under the Annual Incentive Plan are included in calculating the Executive Director’s shareholding for these purposes. Unvested share awards under long-term incentive plans are not included but vested share awards under long-term incentive plans which are subject to the two-year holding period are included.

Progress against the share ownership guidelines is detailed in the Statement of Directors’ shareholdings section of the Annual report on remuneration.

Malus and clawback policy

As detailed in the policy table, the Committee may apply clawback and/or a malus adjustment to variable pay in certain circumstances as set out below. The Committee can delay the release of awards pending the completion of an investigation which could lead to the application of malus or clawback.

Circumstances when the Committee may exercise its discretion to apply malus or clawback to an award
Malus (applies in respect of any annual bonus or long-term incentive award) Allows unvested shares awarded under deferred bonus and LTIP plans to be forfeited or reduced in certain circumstances.

Where a business decision taken during the performance period by the business unit by which the participant was employed has resulted in a material breach of any law, regulation, code of practice or other instrument that applies to companies or individuals within the business unit.

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

Clawback Allows cash and share awards to be recovered before or after release in certain circumstances.

Where at any time before the fifth anniversary of the start of the performance period, either (i) there is a materially adverse restatement of the Company’s published accounts in respect of any financial year which (in whole or part) comprised part of the performance period; or (ii) it becomes apparent that a material breach of a law or regulation took place during the performance period which resulted in significant harm to the Company or its reputation, and the Committee considers it appropriate, taking account of the extent of the participants’ responsibility for the relevant restatement or breach, that clawback be applied to the relevant participant.

Notes to the remuneration policy table for Executive Directors

Committee’s judgement

The Committee is required to make judgements when assessing Company and individual performance under the Directors’ remuneration policy. In addition, the Committee has discretions under the Company’s share plans, for example, determining if a leaver should retain or lose their unvested awards and whether to apply malus or clawback to an award. Exercise of such discretion during the year will be reported and explained in the next Annual report on remuneration.

The Committee may approve payments in excess of, in a different form to, or calculated or delivered other than as described above, where the Committee considers such changes necessary to meet regulatory requirements. If these changes are considered by the Committee to be material, the Company will seek to consult with its major shareholders.

Determining the performance measures

The Committee selected the performance measures that currently apply to variable pay plans on the following basis:

AIP

The performance measures are selected to incentivise the delivery of the Group’s business plan, specifically to ensure that financial objectives are delivered while maintaining adequate levels of capital. Executives are also rewarded for the achievement of functional and/or personal objectives. These objectives include the executive’s contribution to Group strategy as a member of the Board, specific goals related to their functional and/or business unit role and achievement of the Group’s strategic priorities.

PLTIP

Awards made under the PLTIP are currently subject to the achievement of IFRS profit targets, relative TSR and, from 2017, a balanced scorecard of measures:

•	IFRS profit was selected as a performance measure for the PLTIP (as well as the AIP) because it is central to the management of the business and a key driver of shareholder value;
•	Relative TSR was selected as a performance measure because it focuses on the value delivered to shareholders – aligning the long-term interests of shareholders with those of executives; and
•	From 2017, a balanced scorecard of measures was selected to ensure an alignment with the Group’s strategic objectives, which are approved by the Board each year, and reflect Prudential’s cultural values.

The Committee may decide to attach different performance conditions and/or change the conditions’ weighting for future PLTIP awards.

Setting the performance ranges for financial targets

Where variable pay has performance conditions based on business plan measures (for example the financial metrics of the AIP and the IFRS profit element of the PLTIP) the performance ranges are set by the Remuneration Committee prior to, or at the beginning of, the performance period. Performance is based on annual and longer-term plans approved by the Board. These reflect the long-term ambitions of the Group and business units, in the context of anticipated market conditions.

For market-based performance conditions (eg relative TSR) the Committee requires that performance is in the upper quartile, relative to Prudential’s peer group, for awards to vest in full.

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

The principles that apply to Executive Directors are cascaded to other employees in their business unit. Senior leaders in the Group participate in annual bonus schemes which have performance conditions that mirror the CEO for their business unit. In addition, they are eligible to receive awards under the long-term incentive plans with performance conditions appropriate for their role.

Legacy payments

The Committee reserves the right to make any remuneration payments and/or payments for loss of office (including exercising any discretions available to it in connection with such payments) notwithstanding that they are not in line with the policy set out above where the terms of the payment were agreed (i) before 15 May 2014 (the date the Company’s first shareholder-approved Directors’ remuneration policy came into effect); (ii) before this policy came into effect, provided that the terms of the payment were consistent with the shareholder-approved Directors’ remuneration policy in force at the time they were agreed; or (iii) at a time when the relevant individual was not a Director of the Company and, in the opinion of the Committee, the payment was not in consideration for the individual becoming or having been a Director of the Company. For these purposes ‘payments’ includes the Committee satisfying awards of variable remuneration and, in relation to an award over shares, the terms of the payment are “agreed” at the time the award is granted.

References to ‘shares’

In this report, references to shares include American Depository Receipts (ADRs). Directors may receive awards denominated in ADRs rather than shares, depending on their location.

Scenarios of total remuneration

The chart below provides an illustration of the future total remuneration for each Executive Director in respect of their remuneration opportunity for 2017. Three scenarios of potential outcome are provided based on underlying assumptions shown in the notes to the chart.

The Committee is satisfied that the maximum potential remuneration of the Executive Directors is appropriate. Prudential’s policy is to offer Executive Directors remuneration which reflects the performance and experience of the executive, internal relativities and Group and/or business unit financial performance. In order for the maximum total remuneration to be payable:

•	Financial performance must exceed the Group and/or business unit’s stretching business plan;
•	Relative TSR must be at or above the upper quartile relative to the peer group;
•	The sustainability scorecard, aligned to the Group’s strategic priorities, must be fully satisfied;
•	Functional and personal performance objectives must be fully met; and
•	Performance must be achieved within the Group’s and business units’ risk framework and appetite.

Notes

The scenarios in the chart above have been calculated on the following assumptions:

	Minimum	In line with expectations	Maximum
Fixed pay

•    Base salary at 1 January 2017.

•    Pension allowance at 1 January 2017.

•    Estimated value of benefits based on amounts paid in 2016.

•    Tony Wilkey and Barry Stowe are paid in HK$ and US$ respectively and figures have been converted to GBP for the purposes of this chart.

Annual bonus	No bonus paid.	• 50% of maximum AIP. • Jackson bonus pool at the average of the last three years.	• 100% of maximum AIP. • Jackson bonus pool at highest of the last three years.
Long-term incentives (excludes share price growth and dividends)	No PLTIP vesting.	• 59.38% (or 58.75% for the Group Chief Risk Officer) of award under PLTIP (midway between threshold and maximum).	• 100% of award under PLTIP.

Approach to recruitment remuneration

The table below outlines the approach that Prudential will take when recruiting a new Executive Director. This approach would also apply to internal promotions.

The approach to recruiting a Non-executive Director or a Chairman is outlined below:

Element	Principles	Potential variations
Base pay	The salary for a new Executive Director will be set using the approach set out in the fixed pay policy table above.
Benefits and pension	The benefits for a new Executive Director will be consistent with those outlined in the fixed pay policy table.
Variable remuneration opportunity	The variable remuneration opportunities for a new Executive Director would be consistent with the limits and structures outlined in the variable pay policy table.
Awards and contractual rights forfeited when leaving previous employer

On joining the Board from within the Group, the Committee may allow an executive to retain any outstanding deferred bonus and/ or long-term incentive awards and/or other contractual arrangements that they held on their appointment. These awards (which may have been made under plans not listed in this policy) would remain subject to the original rules, performance conditions and vesting schedule applied to them when they were awarded.

If a newly-appointed Executive Director forfeits one or more bonuses (including outstanding deferred bonuses) on leaving a previous employer, these payments or awards may be replaced in either cash, Prudential shares or options over Prudential shares with an award of an equivalent value. Replacement awards will normally be released on the same schedule as the foregone bonuses.

If a newly-appointed Executive Director forfeits one or more long-term incentive awards on leaving a previous employer, these may be replaced with Prudential awards with an equivalent value. Replacement awards will generally be made under the terms of a long-term incentive plan approved by shareholders, and vest on the same schedule as the foregone awards. Where foregone awards were subject to performance conditions, performance conditions will be applied to awards replacing foregone long-term incentive awards; these will be the same as those applied to the long-term incentive awards made to Prudential executives in the year in which the forfeited award was made.

The Committee may consider compensating a newly- appointed executive for other relevant contractual rights forfeited when leaving their previous employer.

The use of Listing Rule 9.4.2 to facilitate the recruitment of an Executive Director is now only relevant in ‘unusual circumstances.’ The Committee does not anticipate using this rule on a routine basis but reserves the right to do so in an exceptional circumstance. For example, this rule may be required if, for any reason, like-for-like replacement awards on recruitment could not be made under existing plans.

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

The Company is required to give to, and to receive from, each of the current Executive Directors 12 months’ notice of termination. An Executive Director whose contract is terminated would be entitled to 12 months’ salary and benefits in respect of their notice period. The payment of the salary and benefits would either be phased over the notice period or, alternatively, a payment in lieu of notice may be made.

In agreeing the terms of departure for any Executive Director, other than on death or disablement, the Company will have regard to the need to mitigate the costs for the Company.

If an Executive Director is dismissed for cause their contract would be terminated with immediate effect and they would not receive any payments in relation to their notice period.

Should an executive die they would not be entitled to receive payments and benefits in respect of their notice period – provisions are made under the Company’s life assurance scheme to provide for this circumstance (see ‘Benefits’ in the policy table).

Should an Executive Director step down from the Board but remain employed by the Group, they would not receive any payment in lieu of notice in respect of their service as a Director.

Outstanding deferred bonus awards

The treatment of outstanding deferred bonuses will be decided by the Committee taking into account the circumstances of the departure including the performance of the Executive Director.

Deferred bonus awards are normally retained by participants leaving the Company. Awards will vest on the original timetable and will not normally be released early on termination.

Prior to release, awards remain subject to the malus terms originally applied to them.

The clawback provisions will continue to apply.

Any Executive Director dismissed for cause would forfeit all outstanding deferred bonus awards.

Should an executive die, outstanding deferred bonus awards will be released as soon as possible after the date of death.

Should an Executive Director step down from the Board but remain employed by the Group, they would retain any outstanding deferred bonus awards. These awards would remain subject to the original rules and vesting schedule applied to them when they were awarded.

Unvested long-term incentive awards

The treatment of unvested long-term incentives will be decided by the Committee taking into account the circumstances of the departure including the performance of the Executive Directors.

Executive Directors will normally retain their unvested long-term incentive awards. These awards will ordinarily be pro-rated based on time employed, will vest on the original timescale and will remain subject to the original performance conditions assessed over the entire performance period.

Any Executive Director dismissed for cause would forfeit all unvested long-term incentive awards.

On death, disablement and in other exceptional circumstances, the Committee has discretion to release unvested long-term incentive awards earlier than the end of the vesting period. The clawback provisions will continue to apply.

Awards made under the M&G Executive LTIP will be released immediately should the

Element	Principle	Potential variations
Prior to release, awards remain subject to the malus terms and holding periods originally applied to them.

Executive Director leave due to disablement or death and would be pro-rated based on time employed.

Should an Executive Director step down from the Board but remain employed by the Group, an executive would retain any outstanding long-term incentive awards which they held on their change of role. These awards would remain subject to the original rules, performance conditions and vesting schedule.

Vested long-term incentive awards, subject to the holding period

The treatment of vested long-term incentives will be decided by the Committee taking into account the circumstances of the departure.

Executive Directors will normally retain their vested long-term incentive awards that remain subject to the holding period. Normally these awards will be released in accordance with the original timescale and will remain subject to the holding period.

Prior to release, awards remain subject to the malus terms originally applied to them.

On death, disablement and in other exceptional circumstances, the Committee has discretion to release vested long-term incentive awards earlier than the end of the holding period. The clawback provisions will continue to apply.

Should an Executive Director step down from the Board but remain employed by the Group, they would retain any vested long-term incentive awards that remain subject to the holding period. These awards would remain subject to the original rules and release schedule applied to them when they were awarded (ie the holding period will continue to apply).

Bonus for final year of service

The payment of a bonus for the final year of service will be decided by the Committee giving full consideration to the circumstances of the departure including the performance of the Executive Director.

The Committee may award a departing executive a bonus which will usually be pro-rated to reflect the portion of the final financial year in which they served which had elapsed on the last day of their employment. Any such bonus would be calculated with reference to financial, functional and/or personal performance measures in the usual way. The normal portion of any such bonus awarded must be deferred.

Any Executive Director dismissed for cause would not be eligible for any bonus that has not been paid.

Should an Executive Director die whilst serving as an employee a time pro-rated bonus may be awarded. In such circumstances, deferral will not be applied and the payment will be made solely in cash.

The Committee may decide to award an executive stepping down from the Board but remaining with the Group a bonus pro-rated to reflect the portion of the financial year which had elapsed on the date of their change of role. This would be calculated with reference to financial and personal or functional and personal performance measures in the usual way. The Committee may determine that a portion of such a bonus must be deferred.

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

•      Reimbursement of legal fees; and

•      Repatriation assistance.

The Committee reserves the right to make additional exit payments where such payments are made in good faith:

•      In discharge of an existing legal obligation (or by way of damages for breach of such an obligation); or

•      By way of settlement or compromise of any claim arising in connection with the termination of a Director’s office or employment.

Policy on corporate transactions

Treatment
Deferred Annual Incentive Plan Awards

In the event of a corporate transaction (eg takeover, material merger, winding up etc), the Remuneration Committee will determine whether awards will:

•      Vest in part or in full; and/or

•      Continue in accordance with the rules of the plan; and/or

•      Lapse and, in exchange, the participant will be granted an award under any other share or cash incentive plan which the Remuneration Committee considers to be broadly equivalent to the award; and/or

•      Be exchanged for replacement awards of equal value.

Prudential Long Term Incentive Plan

In the case of a corporate transaction (eg takeover, material merger, winding up etc), the Remuneration Committee will determine whether awards will:

•      Be exchanged for replacement awards (either in cash or shares) of equal value unless the Committee and successor company agree that the original award will continue; or

•      Be released.

Where awards are released the Remuneration Committee will have regard to the performance of the Company, the time elapsed between the date of grant and the relevant event and any other matter that the Remuneration Committee considers relevant or appropriate.

Service contracts

Executive Directors’ service contracts provide details of the broad types of remuneration to which they are entitled, and about the kinds of plans in which they may be invited to participate. The service contracts offer no certainty as to the value of performance-related reward and confirm that any variable payment will be at the discretion of the Company.

Statement of consideration of conditions elsewhere in the Company

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

Prudential does not consult with employees when setting the Directors’ remuneration policy: Prudential is a global organisation with employees, and agents in multiple business units and geographies. As such, there are practical challenges associated with consulting with employees directly on this matter. The Committee will keep this under review. As many employees are also shareholders, they are able to participate in binding votes on the Directors’ remuneration policy and annual votes on the Annual report on remuneration.

Statement of consideration of shareholder views

The Remuneration Committee and the Company undertake regular consultation with key institutional investors on the Directors’ remuneration policy and implementation. This engagement is led by the Remuneration Committee Chairman and is an integral part of the Company’s investor relations programme. The Committee is grateful to shareholders for the feedback that is provided and takes this into account when determining executive remuneration.

Remuneration policy for Non-executive Directors and the Chairman

	Fees	Benefits	Share Ownership Guidelines
Non-executive Directors

All Non-executive Directors receive a basic fee for their duties as a Board member. Additional fees are paid for added responsibilities such as chairmanship and membership of committees or acting as the Senior Independent Director. Fees are paid to Non-executive Directors, subject to the appropriate deductions.

The basic and additional fees are reviewed annually by the Board with any changes effective from 1 July. In determining the level of fees the Board considers:

•      The time commitment and other requirements of the role;

•      Group financial performance;

•      Salary increases for all employees; and

•      Market data.

Non-executive Directors do not currently receive benefits, a pension allowance or participate in the Group’s employee pension schemes.

Travel and business expenses for Non-executive Directors are incurred in the normal course of business, for example, in relation to attendance at Board and Committee meetings. The costs associated with these are all met by the Company, including any tax liabilities arising on these business expenses.

It is expected that Non-executive Directors will hold shares with a value equivalent to one times the annual basic fee (excluding additional fees for chairmanship and membership of any committees).

Non-executive Directors will be expected to attain this level of share ownership within five years of their date of appointment.

	Fees	Benefits	Share Ownership Guidelines

If, in a particular year, the number of meetings is materially greater than usual, the Company may determine that the provision of additional fees in respect of that year is fair and reasonable.

Should a new committee be formed, or the remit of an existing committee be materially expanded, the new or additional fees paid for the chairmanship or membership of the committee will be commensurate with the new or additional responsibilities and time commitment involved.

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

•      Company financial performance; and

•      Market data.

The Chairman is not eligible to participate in annual bonus plans or long-term incentive plans.

The Chairman may be offered benefits including:

•      Health and wellness benefits;

•      Protection and security benefits;

•      Transport benefits;

•      Reimbursement of business expenses (and any associated tax liabilities) incurred when travelling overseas in performance of duties; and

•      Relocation and expatriate benefits (where appropriate).

The maximum paid will be the cost to the Company of providing these benefits.

The Chairman is not eligible to receive a pension allowance or to participate in the Group’s employee pension schemes.

The Chairman has a share ownership guideline of one times his annual fee and is expected to attain this level of share ownership within five years of the date of his appointment.

Recruitment of a new Chairman or Non-executive Director

The fees for a new Non-executive Director will be consistent with the current basic fee paid to other Non-executive Directors (as set out in the Annual report on remuneration for that year) and will be reflective of their additional responsibilities as chair and/or members of Board committees.

The fee for a new Chairman will be set with reference to the time commitment and other requirements of the role, the experience of the candidate, as well as internal relativities among the other Executive and Non-executive Directors. To provide context for this decision, data would be sought for suitable market reference point(s).

Notice periods – Non-executive Directors and Chairman

Non-executive Directors are appointed pursuant to letters of appointment with notice periods of six months without liability for compensation. A contractual notice period of 12 months by either party applies for the Non-executive Chairman. The Chairman would not be entitled to any payments for loss of office.

For information on the terms of appointment for the Chairman and Non-executive Directors please see the Nomination and Governance Committee report in the Governance section of this report.

Additional information: legacy long-term incentive plans for Executive Directors

M&G Executive LTIP
Operation Granting awards	The Chief Executive, M&G received annual awards under the M&G Executive LTIP in the period up to and including 2016. Under this plan an annual award of phantom shares was made with a notional starting share price of £1. The phantom share price at vesting is determined by the performance of M&G over the three-year performance period.
Determining the release of the award

Awards are settled in cash.

The Committee has the authority to apply clawback and/or a malus adjustment to all, or a portion of, an M&G Executive LTIP award. More details about clawback and malus are set out below.

Corporate transactions

In the event of a change of control, the Committee may determine that the award will vest immediately or continue until the original vest date.

See below for details of the Committee’s powers in respect of M&G Executive LTIP participants joining or leaving the Group.

Opportunity

The Chief Executive, M&G received an award with an initial value of 300 per cent of salary under the M&G Executive LTIP.

The maximum vesting under the M&G Executive LTIP is 100 per cent of the number of phantom shares originally awarded.

Performance measures

The phantom share price at vesting is determined by the increase or decrease in M&G’s profitability with profit and investment performance adjustments also applied.

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

Buy-out award for the Chief Executive, M&G (the Prudential plc 2016 Recruitment Plan)

In line with the announcement made on 1 February 2016, the Company entered into an agreement with Anne Richards to compensate her for unvested share awards that she forfeited as a consequence of joining Prudential.

This arrangement was put in place in accordance with Listing Rule 9.4.2, which allows an individual scheme to be put in place to assist with the recruitment of an Executive Director, and is consistent with the previous Directors’ remuneration policy approved by shareholders in 2014. Anne is the sole participant in this arrangement and no further awards will be made to Anne under the arrangement.

Details of this award are set out above in the Annual report on remuneration.

Changes to Directors’ remuneration policy approved at 2014 AGM

Component	Changes to policy approved at 2014 AGM	Reason for changes
Benefits

Under both the current and proposed new policy, benefits included health and wellness benefits, protection and security benefits, transport benefits, family and education benefits, all employee share plans and savings plans and relocation and expatriate benefits.

In addition, under the proposed new policy, benefits also include reimbursed business expenses (including any associated tax liability) incurred when travelling overseas in performance of duties.

Reimbursed business expenses, and associated tax liabilities (such as, taxes levied by country revenue services on short-term business travellers eg when overseas based Directors travel to Board meetings held in the UK) are included as a benefit for the avoidance of doubt.

As this tax is incurred in performance of the Directors’ duties, and is in addition to the tax paid by the Director in the country in which he or she is resident, the Company pays this tax. The Company does not pay the tax due on salary in the country in which the Director is resident.

Annual cash bonus	The Committee has the power to recover all, or a portion of, deferred bonus awards made since 2015 in specific circumstances and within a defined timeframe.	In line with the requirements of the UK Corporate Governance Code, the Committee has had the power to recover (clawback) awards made since 2015 in specific circumstances and within a defined timeframe. For clarity, this power is now reflected in the policy.
Long-term Incentives

The Committee has the power to recover all, or a portion of, awards made since 2015 in specific circumstances and within a defined timeframe.

Executive Directors are required to hold their net of tax vested PLTIP shares, awarded in 2017 and subsequent years, for two years following the end of the three-year performance period, creating a five-year performance and holding period.

The M&G Executive LTIP has been replaced with a commensurate PLTIP award for the Chief Executive, M&G.

In line with the requirements of the UK Corporate Governance Code, the Committee has had the power to recover (clawback) awards made since 2015 in specific circumstances and within a defined timeframe. For clarity, this power is now reflected in the policy.

The two-year holding period is consistent with investor guidance for shares to have at least a five-year performance and holding period.

Shareholders are in favour of simplification, in particular, using a single long-term incentive plan for Executive Directors and the Committee shared this view. Delivering more of the Chief Executive, M&G incentive in Prudential shares strengthens her alignment with the Company’s shareholders and is consistent with the way in which other Executive Directors are rewarded.

Component	Changes to policy approved at 2014 AGM	Reason for changes
Share Ownership Guidelines

The share ownership guidelines have been updated as follows:

•    increased from 350 per cent of base salary to 400 per cent of base salary for the Chief Executive;

•    increased from 200% of base salary to 250% of base salary for other Executive Directors.

Shareholding guidelines among large listed companies have continued to increase over recent years and the Committee wanted to recognise this and to maximise the Executive Directors’ community of interest with the Company’s shareholders.
Approach to recruitment remuneration

The policy on replacement awards on recruitment of an Executive Director has been clarified to:

•    Specifically include options over Prudential shares (in addition to cash and Prudential shares); and

•    Clarify that performance conditions will be applied where foregone awards were subject to performance conditions.

The updates to the policy are intended to give the Committee a range of approaches which might be used in replacing awards forfeited by a newly-appointed Director on their departure from their previous employer. This is in line with our overriding principle that replacement awards should, as far as possible, reflect the terms of those forfeited is unchanged.
Policy on payment of loss of office

The policy on payment of loss of office has been clarified to:

•    Specifically state that should an Executive Director die while serving as a Director, a time pro-rated bonus may be awarded but deferral would not be applied; and

•    Repatriation assistance may be provided consistent with other employees.

The updates to the policy are intended to clarify the treatment of leavers in specific circumstances.
Corporate transactions

A new section has been added to the policy to cover corporate transactions and the Committee’s discretion in these circumstances to:

•    Allow full or partial vesting or continuation or lapse and exchange of deferred bonus awards ; and

•    Exchange or release (taking into account performance, time elapsed and other relevant matters) of PLTIP awards.

This new section has been added in response to a request from shareholders to set out the Committee’s discretion on corporate transactions. These provisions appear in the Rules of the PLTIP which were approved by shareholders in 2013 but are now included in the policy for completeness.
Policy for Non-executive Directors	The policy on Non-executive Directors’ fees has been clarified to permit new or additional fees should a new committee be formed or the remit of an existing committee expanded.	The updates to the policy are intended to clarify how it would be applied should the number or remit of Committees of the Board change.

Statement of implementation in 2017

Executive Directors

Executive Directors’ remuneration packages were reviewed in 2016 with changes effective from 1 January 2017. When the Committee took these decisions, it considered the salary increases awarded to other employees in 2016 and the expected increases in 2017. The external market reference points used to provide context to the Committee were identical to those used for 2016 salaries.

All Executive Directors, other than the Chief Executive, M&G and the Group Chief Risk Officer, received a salary increase of 2 per cent. The Chief Executive, M&G received no salary increase and the Group Chief Risk Officer received a salary increase of 5 per cent. The 2017 salary increase budgets for other employees across the Group’s business units were between 2.5 per cent and 6 per cent. No changes have been made to executives’ maximum opportunities under either the annual incentive or the long-term incentive plans.

In 2017, the AIP performance measures have been simplified from seven to four measures and Executive Directors’ 2017 bonuses will be determined by the achievement of IFRS operating profit, operating free surplus, NBP EEV profit and cashflow, which are aligned to the Group’s growth and cash generation focus. This reflected the Committee’s objective to simplify the AIP metrics.

As part of the continuing implementation of Solvency II, the weightings of Penny James’s AIP performance targets (with effect from 2017) have been changed so that her entire AIP outcome relates to a combinaton of functional and personal measures.

As detailed in the new Directors’ remuneration policy, all long-term incentive awards made to Executive Directors in 2017 will be made under the PLTIP. The vesting of these awards will depend on:

•	Relative TSR (25 per cent of award);
•	Group or business unit IFRS profit (50 per cent of award); and
•	Balanced scorecard of strategic measures (25 per cent of award).

As part of the continuing implementation of Solvency II, the weightings of Penny James’s LTIP performance targets (with effect from 2017) will be different to the other Executive Directors and will be:

•	Relative TSR (50 per cent of award);
•	Group IFRS profit (20 per cent of award); and
•	Balanced scorecard of strategic measures (30 per cent of award).

Under the Group TSR measure, 25 per cent of the award vests for TSR at the median of the peer group increasing to full vesting for performance within the upper quartile. Following a comprehensive review of the peer group, supported by the Remuneration Committee’s independent adviser and the Group’s Investor Relations team, three companies (Aflac, Munich Re and Swiss Re) have been removed for the 2017 awards because their products and geographic footprints are insufficiently similar to those of the Group.

TSR is measured on a local currency basis since this has the benefit of simplicity and directness of comparison.

The peer group for the 2017 awards is:

Aegon	Aviva	AIA	AIG

Allianz	Manulife	AXA	Generali

Legal & General	Prudential Financial	MetLife	Sun Life Financial

Old Mutual	Zurich Insurance Group	Standard Life

Under the IFRS measure, 25 per cent of the award vests for meeting the threshold IFRS profit set at the start of the performance period increasing to full vesting for performance at or above the stretch level.

Under the balanced scorecard, performance is assessed for each of the four measures, at the end of the three year performance period. Each of the measures has equal weighting and these measures are set out below.

Capital measure: Cumulative three-year ECap Group operating capital generation relative to plan, less cost of capital (based on the capital position at the start of the performance period).

Vesting basis: 100 per cent vesting for achieving plan, otherwise 0 per cent vesting. The plan figure for this metric will be published in the Annual Report for the final year of the performance period.

Capital measure: Cumulative three-year Solvency II Group operating capital generation (as captured in published disclosures) relative to plan.

Vesting basis: 100 per cent vesting for achieving plan, otherwise 0 per cent vesting. The plan figure for this metric will be published in the Annual Report for the final year of the performance period.

Conduct measure: Through appropriate management action, ensure there are no significant conduct /culture/ governance issues which result in significant capital add-ons or material fines.

Vesting basis: 100 per cent for achieving the Group’s expectations, otherwise 0 per cent vesting.

Diversity measure: Percentage of the Leadership Team that is female at the end of 2019. The target for this metric will be based on progress towards the goal that the Company set when it signed the Women in Finance Charter, specifically that 30 per cent of our Leadership Team will be female at the end of 2021. For this portion of PLTIP awards made in 2017 to vest, at least 27 per cent of our Leadership Team must be female at the end of 2019.

Vesting basis: 100 per cent vesting for achieving the target, otherwise 0 per cent vesting.

Chairman and Non-executive Directors

Fees for the Chairman and Non-executive Directors were reviewed in 2016 with changes effective from 1 July 2016 as set out above. The next review will be effective 1 July 2017.

As referred to in the report of the Nomination and Governance Committee, the appointment of a Chairman of the Board of a material subsidiary (Jackson National Life Insurance Company) has been agreed. The Remuneration Committee has approved a fee of £250,000 per annum, fixed for a period of two years from the date of the appointment. This fee will be payable in US dollars and is the same as the fee agreed for the chairmen of the boards of Prudential Assurance Company Limited, M&G Group Limited and Prudential Corporation Asia Limited. In addition, the Remuneration Committee has approved a basic fee of £70,000 per annum for membership of the boards of these material subsidiaries, a fee for membership of the audit or risk committees of £10,000 per annum and a fee for chairing those committees of £30,000 per annum.

SUPPLEMENTARY INFORMATION

Directors’ outstanding long-term incentive awards

Share-based long-term incentive awards

	Plan name	Year of award	Conditional share awards outstanding at 1 Jan 2016	Conditional awards in 2016	Market price at date of award	Dividend equivalents on vested shares	Rights exercised in 2016	Rights lapsed in 2016	Conditional share awards outstanding at 31 Dec 2016	Date of end of performance period
			(Number of shares)	(Number of shares)	(pence)	(note 3) (Number of shares released)			(Number of shares)
John Foley	PLTIP	2013	131,848		1,203	14,133	131,848		-	31 Dec 15
	PLTIP	2014	125,776		1,317				125,776	31 Dec 16
	PLTIP	2014	29,556		1,342				29,556	31 Dec 16
	PLTIP	2015	122,808		1,672				122,808	31 Dec 17
	PLTIP	2016		144,340	1,279				144,340	31 Dec 18
			409,988	144,340		14,133	131,848	-	422,480
Penny James	PLTIP	2013	25,181		1,203	2,697	25,181		-	31 Dec 15
	PLTIP	2014	30,279		1,317				30,279	31 Dec 16
	PLTIP	2015	24,348		1,672				24,348	31 Dec 17
	PLTIP	2016		116,628	1,279				116,628	31 Dec 18
			79,808	116,628		2,697	25,181	-	171,255
Nic Nicandrou	PLTIP	2013	122,554		1,203	13,136	122,554		-	31 Dec 15
	PLTIP	2014	132,375		1,317				132,375	31 Dec 16
	PLTIP	2015	104,117		1,672				104,117	31 Dec 17
	PLTIP	2016		136,836	1,279				136,836	31 Dec 18
			359,046	136,836		13,136	122,554	-	373,328
Anne Richards	PTLIP	2016		45,906	1,358.5				45,906	31 Dec 18
				45,906		-	-	-	45,906
Barry Stowe[1]	PLTIP	2013	131,266		1,203	13,794	127,984	3,282	-	31 Dec 15
	PLTIP	2014	114,824		1,317				114,824	31 Dec 16
	PLTIP	2015	113,940		1,672				113,940	31 Dec 17
	PLTIP	2015	50,668		1,611.5				50,668	31 Dec 17
	PLTIP	2016		274,100	1,279				274,100	31 Dec 18
			410,698	274,100		13,794	127,984	3,282	553,532
Mike Wells[2]	PLTIP	2013	273,470		1,203	29,480	273,470		-	31 Dec 15
	PLTIP	2014	238,954		1,317				238,954	31 Dec 16
	PLTIP	2015	209,222		1,672				209,222	31 Dec 17
	PLTIP	2015	30,132		1,611.5				30,132	31 Dec 17
	PLTIP	2016		332,870	1,279				332,870	31 Dec 18
			751,778	332,870		29,480	273,470		811,178
Tony Wilkey[4]	PLTIP	2013	25,244		1,203	2,636	24,612	632	-	31 Dec 15
	PCA LTIP	2013	55,705		1,203		55,705		-	31 Dec 15
	PCA LTIP	2013	47,182		1,178		47,182		-	31 Dec 15
	PLTIP	2014	22,935		1,317				22,935	31 Dec 16
	PCA LTIP	2014	45,870		1,317				45,870	31 Dec 16
	PCA LTIP	2014	68,806		1,317				68,806	31 Dec 17
	PTLIP	2015	21,091		1,672				21,091	31 Dec 17
	PCA LTIP	2015	42,183		1,672				42,183	31 Dec 17
	PLTIP	2015	29,008		1,611.5				29,008	31 Dec 17
	PLTIP	2016		153,742	1,279				153,742	31 Dec 18
			358,024	153,742		2,636	127,499	632	383,635

Notes

•	The awards for Barry Stowe were made in ADRs (1 ADR = 2 ordinary shares). The figures in the table are represented in terms of ordinary shares.
•	The awards in 2013, 2014 and 2015 for Mike Wells were made in ADRs (1 ADR = 2 ordinary shares). The award in 2016 was made in ordinary shares. The figures in the table are represented in terms of ordinary shares.

•	A dividend equivalent was accumulated on these awards.
•	The PCA LTIP is an arrangement for executives and senior management of PCA. Tony Wilkey was a participant of this plan until his appointment to the Board on 1 June 2015 and has not been eligible to new awards since this date. The column above marked ‘Date of end of performance period’ for the PCA LTIP reflects the end of the vesting period as there are no performance conditions on these awards.

Business-specific cash-based long-term incentive plans

	Year of award	Face value of conditional share awards outstanding at 1 January 2016 £000	Payments made in 2016 £000	Face value of conditional awards outstanding at 31 December 2016 £000	Date of end of performance period
Michael McLintock
M&G Executive LTIP	2013	1,112	1,991		31 Dec 2015
M&G Executive LTIP	2014	1,146		1,146	31 Dec 2016
M&G Executive LTIP	2015	1,182		1,182	31 Dec 2017
Total payments made in 2016			1,991
Anne Richards
M&G Executive LTIP	2016	1,200		1,200	31 Dec 2018
Note

Under the M&G Executive LTIP, the value of each unit at award is £1. The value of units changes based on M&G’s profit growth and investment performance over the performance period. For the 2013 award of 1,112,400 units, the unit price at the end of the performance period was £1.79, which resulted in a payment of £1,991,196 to Michael McLintock in 2016. For the 2014 award of 1,146,000 units, the unit price at the end of the performance period was £1.60, which will result in a payment of £1,577,398 to Michael McLintock in 2017.

Other share awards

The table below sets out Executive Directors’ deferred bonus share awards.

	Year of grant	Conditional share awards outstanding at 1 Jan 2016	Conditionally awarded in 2016	Dividends accumulated in 2016[5]	Shares released in 2016	Conditional share awards outstanding at 31 Dec 2016	Date of end of restricted period	Date of release	Market price at date of award	Market price at date of vesting or release
		(Number of shares)	(Number of shares)	(Number of shares)	(Number of shares)	(Number of shares)			(pence)	(pence)
John Foley
Deferred 2012 annual incentive award	2013	37,396			37,396	-	31 Dec 15	31 Mar 16	1,055	1,301
Deferred 2013 annual incentive award	2014	32,731		1,237		33,968	31 Dec 16		1,317
Deferred 2014 annual incentive award	2015	42,062		1,589		43,651	31 Dec 17		1,672
Deferred 2015 annual incentive award	2016		63,320	2,393		65,713	31 Dec 18		1,279
		112,189	63,320	5,219	37,396	143,332
Penny James[1]
Deferred 2012 Group deferred bonus plan award	2013	5,677			5,677	-	31 Dec 15	31 Mar 16	1,083	1,301
Deferred 2013 Group deferred bonus plan award	2014	4,880		184		5,064	31 Dec 16		1,317
Deferred 2014 Group deferred bonus plan award	2015	3,943		148		4,091	31 Dec 17		1,672
Deferred 2015 annual incentive award	2016		13,290	501		13,791	31 Dec 18		1,279
		14,500	13,290	833	5,677	22,946

	Year of grant	Conditional share awards outstanding at 1 Jan 2016	Conditionally awarded in 2016	Dividends accumulated in 2016[5]	Shares released in 2016	Conditional share awards outstanding at 31 Dec 2016	Date of end of restricted period	Date of release	Market price at date of award	Market price at date of vesting or release
		(Number of shares)	(Number of shares)	(Number of shares)	(Number of shares)	(Number of shares)			(pence)	(pence)
Nic Nicandrou
Deferred 2012 annual incentive award	2013	41,821			41,821	-	31 Dec 15	31 Mar 16	1,055	1,301
Deferred 2013 annual incentive award	2014	36,639		1,385		38,024	31 Dec 16		1,317
Deferred 2014 annual incentive award	2015	28,799		1,088		29,887	31 Dec 17		1,672
Deferred 2015 annual incentive award	2016		37,683	1,424		39,107	31 Dec 18		1,279
		107,259	37,683	3,897	41,821	107,018
Barry Stowe[2]
Deferred 2012 annual incentive award	2013	40,646			40,646	-	31 Dec 15	31 Mar 16	1,055	1,301
Deferred 2013 annual incentive award	2014	31,754		1,196		32,950	31 Dec 16		1,317
Deferred 2014 annual incentive award	2015	27,992		1,054		29,046	31 Dec 17		1,672
Deferred 2015 annual incentive award	2016		107,566	4,052		111,618	31 Dec 18		1,279
		100,392	107,566	6,302	40,646	173,614
Mike Wells[3]
Deferred 2012 annual incentive award	2013	86,586			86,586	-	31 Dec 15	31 Mar 16	1,055	1,301
Deferred 2013 annual incentive award	2014	104,636		3,942		108,578	31 Dec 16		1,317
Deferred 2014 annual incentive award	2015	116,304		4,382		120,686	31 Dec 17		1,672
Deferred 2015 annual incentive award	2016		103,210	3,902		107,112	31 Dec 18		1,279
		307,526	103,210	12,226	86,586	336,376
Tony Wilkey[4]
Deferred 2013 PCA deferred bonus plan award	2014	70,831			70,831	-	31 Dec 15	31 Mar 16	1,317	1,301
Deferred 2014 PCA deferred bonus plan award	2015	82,290		2,305		84,595	31 Dec 16		1,672
Deferred 2015 annual incentive award	2016		34,625	1,308		35,933	31 Dec 18		1,279
		153,121	34,625	3,613	70,831	120,528

Notes

1.	The Group deferred bonus plan is an arrangement for executives and senior management. Penny James was a participant of this plan until her appointment to the Board on 1 September 2015 and has not been eligible to new awards from this date.
2.	The awards for Barry Stowe were made in ADRs (1 ADR = 2 ordinary shares). The figures in the table are represented in terms of ordinary shares.
3.	The awards for Mike Wells in 2013, 2014 and 2015 were made in ADRs (1 ADR = 2 ordinary shares). The award made in 2016 was made in ordinary shares. The figures in the table are represented in terms of ordinary shares.
4.	The PCA deferred bonus plan is an arrangement for executives and senior management of PCA. Tony Wilkey was a participant of this plan until his appointment to the Board on 1 June 2015 and has not been eligible for new awards since this date.
5.	A dividend equivalent was accumulated on these awards.

All-employee share plans

It is important that all employees are offered the opportunity to own shares in Prudential, connecting them both to the success of the Company and to the interests of other shareholders. Executive Directors are invited to participate in these plans on the same basis as other staff in their location.

Save As You Earn (SAYE) schemes

UK-based Executive Directors are eligible to participate in the HM Revenue and Customs (HMRC) approved Prudential Savings-Related Share Option Scheme. This scheme allows all eligible employees to save towards the exercise of options over Prudential plc shares with the option price set at the beginning of the savings period at a discount of up to 20 per cent of the market price.

From 2014 participants could elect to enter into savings contracts of up to £500 per month for a period of three or five years. At the end of this term, participants may exercise their options within six months and purchase shares. If an option is not exercised within six months, participants are entitled to a refund of their cash savings plus interest if applicable under the rules. Shares are issued to satisfy those options which are exercised. No options may be granted under the schemes if the grant would cause the number of shares which have been issued, or which remain issuable pursuant to options granted in the preceding 10 years under the scheme and any other option schemes operated by the Company, or which have been issued under any other share incentive scheme of the Company, to exceed 10 per cent of the Company’s ordinary share capital at the proposed date of grant.

Details of Executive Directors’ rights under the SAYE scheme are set out in the ‘Statement of directors’ shareholdings’.

Share Incentive Plan (SIP)

UK-based Executive Directors are also eligible to participate in the Company’s Share Incentive Plan (SIP). From April 2014, all UK-based employees were able to purchase Prudential plc shares up to a value of £150 per month from their gross salary (partnership shares) through the SIP. For every four partnership shares bought, an additional matching share is awarded which is purchased by Prudential on the open market. Dividend shares accumulate while the employee participates in the plan. If the employee withdraws from the plan, or leaves the Group, matching shares may be forfeited.

The table below provides information about shares purchased under the SIP together with matching shares (awarded on a 1:4 basis) and dividend shares.

	Year of initial grant	Share Incentive Plan awards held in Trust at 1 Jan 2016(Number of shares)	Partnership shares accumulated in 2016(Number of shares)	Matching shares accumulated in 2016(Number of shares)	Dividend shares accumulated in 2016(Number of shares)	Share Incentive Plan awards held in Trust at 31 Dec 2016(Number of shares)

John Foley	2014	255	134	33	11	433
Nic Nicandrou	2010	1,425	133	33	53	1,644
Mike Wells	2015	97	134	34	5	270

Prudential Corporation Asia All Employee Share Purchase Plan (PruSharePlus)

From August 2014, all Asia-based employees were able to purchase Prudential plc shares up to a value of £5,000 per year from their gross salary through the PruSharePlus. For every two shares bought by the employee, one additional matching share is awarded which is purchased by Prudential on the open market. Dividend shares accumulate while the employee participates in the plan. If the employee withdraws from the plan, or leaves the Group, matching shares may be forfeited.

The table below provides information about shares purchased under the PruSharePlus together with matching shares (awarded on a 1:2 basis) and dividend shares.

	Year of initial grant	PruSharePlus awards held in Trust at 1 Jan 2016(Number of shares)	Purchased shares accumulated in 2016(Number of shares)	Matching shares accumulated in 2016(Number of shares)	Dividend shares accumulated in 2016(Number of shares)	PruSharePlus awards released from Trust in 2016 (Number of shares)	PruSharePlus awards held in Trust at 31 December 2016(Number of shares)

Tony Wilkey*	2014	545	-	-	14	559	-

*	Following his appointment to the Board, Tony Wilkey is no longer eligible to participate in the PruSharePlus with effect from the anniversary of his joining the plan.

Cash-settled long-term incentive awards

This information has been prepared in line with the reporting requirements of the Hong Kong Stock Exchange and sets out Executive Directors’ outstanding share awards and share options. For details of the cash-settled long-term incentive awards held by some Executive Directors, please see our Annual report on remuneration.

Dilution

Releases from the Prudential Long Term Incentive Plan are satisfied using new issue shares rather than by purchasing shares in the open market. Shares relating to options granted under all-employee share plans are also satisfied by new issue shares. The combined dilution from all outstanding shares and options at 31 December 2016 was 1 per cent of the total share capital at the time. Deferred bonus awards will continue to be satisfied by the purchase of shares in the open market.

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

In addition, Prudential’s directors held, as at 28 February 2017, options to purchase 11,755 shares, all of which were issued under Prudential’s Savings-Related Share Option Scheme (SAYE) and Anne Richards holds share options under her buy out arrangement. These options and plans are described in more detail below under ‘Options to purchase securities from Prudential’ in this section.

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

Options to purchase and discretionary awards of securities from Prudential

As of 28 February 2017, 6,803,059 options were outstanding, which Prudential issued under the SAYE schemes. As of 28 February 2017, directors and other executive officers held 11,755 of such outstanding options. In addition, Anne Richards holds share options under her buy out arrangement. Except as described above in ‘Outstanding options of directors and other executive officers’, each option represents the right of the bearer to subscribe for one share at a particular pre-determined exercise price at a pre-set exercise date.

As of 28 February 2017, 29,122,491 shares were outstanding under other awards. Of those, 1,500,008 shares were outstanding under the Annual Incentive Plan, 307,152 shares were outstanding under the PruCap Deferred Bonus Plan, 68,645 shares were outstanding under the Momentum Retention Plan, 35,791 shares were outstanding under the One Off Awards, 700,244 shares were outstanding under the Restricted Share Plan,15,334,564 shares were outstanding under the PLTIP, 2,396,051 shares were outstanding under the Deferred Share Plans, 5,721,754 shares were outstanding under the PCA LTIP and 3,058,282 were outstanding under the Prudential Agency Long Term Incentive Plan. Such outstanding awards held by directors or other executive officers at 31 December 2016 are included under ‘Long-term incentive plans’ in the ‘Compensation’ section above.

The aggregate proceeds that would arise if all outstanding options under the SAYE schemes were exercised is £74 million. The latest expiration dates for exercise or release of the securities underlying the options or awards and the number of options or shares are set out in the table below.

Year of Expiration	Options Outstanding Under Savings Related Share Option Scheme (in millions)	Shares Outstanding Under Other Awards (in millions)	Total (in millions)
2017	1.04	7.868	8.908
2018	1.828	9.258	11.086
2019	1.843	11.638	13.481
2020	1.509		1.509
2021	0.421	0.23	0.651
2022	0.162	0.049	0.211
2023		0.08	0.08
Total	6.803	29.123	35.926

Information concerning the Group’s share award and share option plans for its employees is provided above as well as in note B3.2 to the consolidated financial statements.

Employees

The average numbers of staff employed by the Prudential group, excluding employees of the venture investment subsidiaries of the PAC with-profits fund, for the following periods were:

	2016	2015	2014
Business operations:
Asia operations	15,439	15,030	13,957
US operations	4,447	4,562	4,494
UK operations	6,381	5,920	5,464
Total	26,267	25,512	23,915

At 31 December 2016, Prudential employed 22,498 permanent employees representing an increase in the year from 21,820 employees as at 31 December 2015. Most of the increase relates to Asia due to regular business growth, supporting growth in operations along with expansions in certain countries. Of the 22,498 employees, approximately 28 per cent were located in the United Kingdom, 52 per cent in Asia and 20 per cent in the United States. In the United Kingdom at 31 December 2016, Prudential had 377 employees paying union subscriptions through the payroll. At 31 December 2016, Prudential had 614 temporary employees in the United Kingdom, 2,945 in Asia and 100 in the United States. At 31 December 2016, Prudential had 220 fixed term contractors in the United Kingdom, 679 in Asia and none in the United States.

Additional Information

Risk Factors

A number of risk factors affect Prudential’s operating results and financial condition and, accordingly, the trading price of its shares. The risk factors mentioned below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. The information given is as of the date of this document, and any forward-looking statements are made subject to the reservations specified under ‘Forward-Looking Statements’.

Risks relating to Prudential’s business

Prudential’s businesses are inherently subject to market fluctuations and general economic conditions

Uncertainty or negative trends in international economic and investment climates could adversely affect Prudential’s business and profitability. Prudential operates against a challenging background of periods of significant volatility in global capital and equity markets and interest rates (which in some jurisdictions have become negative), together with widespread economic uncertainty. For example, government interest rates remain at or near historic lows in the US, the UK and some Asian countries in which Prudential operates. These factors could have a material adverse effect on Prudential’s business and profitability.

In the future, the adverse effects of such factors would be felt principally through the following items:

•	investment impairments and/or reduced investment returns, which could reduce Prudential’s capital and impair its ability to write significant volumes of new business, increase the potential adverse impact of product guarantees, or have a negative impact on its assets under management and profit;

•	Higher credit defaults and wider credit and liquidity spreads resulting in realised and unrealised credit losses;

•	failure of counterparties who have transactions with Prudential (eg banks and reinsurers) to meet commitments that could give rise to a negative impact on Prudential’s financial position and on the accessibility or recoverability of amounts due or, for derivative transactions, adequate collateral not being in place;

•	Estimates of the value of financial instruments being difficult because in certain illiquid or closed markets, determining the value at which financial instruments can be realised is highly subjective. Processes to ascertain such values require substantial elements of judgement, assumptions and estimates (which may change over time); and

•	Increased illiquidity also adds to uncertainty over the accessibility of financial resources and may reduce capital resources as valuations decline. For example, this could occur where external capital is unavailable at sustainable cost, increased liquid assets are required to be held as collateral under derivative transactions or redemption restrictions are placed on Prudential’s investments in illiquid funds. In addition, significant redemption requests could also be made on Prudential’s issued funds and while this may not have a direct impact on the Group’s liquidity, it could result in reputational damage to Prudential.

Global financial markets are subject to uncertainty and volatility created by a variety of factors, including concerns over: the change in accommodative monetary policies in the US, the UK and other jurisdictions with the risk of a disorderly repricing of inflation expectations and global bond yields, sovereign debt, a general slowing in world growth, the increased level of geopolitical risk and policy-related uncertainty and potentially negative socio-political events.

On 23 June 2016, the UK held a referendum in which a majority of the voting population voted in favour of the UK leaving the European Union (EU). The UK is expected to submit a formal notification of its intention to withdraw from the EU by the end of March 2017. Once this notification has been submitted, the UK will have a period of a maximum two years to negotiate the terms of its withdrawal from the EU. If no formal withdrawal agreement is reached between the UK and the EU, then it is expected the UK’s membership of the EU will automatically terminate two years after the submission of the notification of the UK’s intention to withdraw from the EU. The vote in favour of the UK leaving the EU will have political, legal and economic ramifications for both the UK and the EU, although these are expected to be more pronounced for the UK. The Group has several UK domiciled operations, including Prudential UK and M&G, and these may be impacted by a UK withdrawal from the EU. The potential outcome of the negotiations on UK withdrawal and any subsequent negotiations on trade and access to the country’s major trading markets, including the single EU market is currently unknown. The ongoing uncertainty of when the UK will leave the EU, whether any form of transitional arrangements will be agreed between the UK and the EU, and the possibility of a lengthy period before negotiations are concluded may increase volatility in the markets where the Group operates and create the potential for a general downturn in economic activity and for further or prolonged interest rate reductions in some jurisdictions due to monetary easing and investor sentiment.

More generally, upheavals in the financial markets may affect general levels of economic activity, employment and customer behaviour. As a result, insurers may experience an elevated incidence of claims, lapses, or surrenders of policies, and some policyholders may choose to defer or stop paying insurance premiums. The demand for insurance products may also be adversely affected. In addition, there may be a higher incidence of counterparty failures. If sustained, this environment is likely to have a negative impact on the insurance sector over time and may consequently have a negative impact on Prudential’s business and its balance sheet and profitability. For example, this could occur if the recoverable value of intangible assets for bancassurance agreements and deferred acquisition costs are reduced. New challenges related to market fluctuations and general economic conditions may continue to emerge.

For some non-unit-linked investment products, in particular those written in some of the Group’s Asian operations, it may not be possible to hold assets which will provide cash flows to match those relating to policyholder liabilities. This is particularly true in those countries where bond markets are not developed and in certain markets where regulated premium and claim values are set with reference to the interest rate environment prevailing at the time of policy issue. This results in a mismatch due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated. Where interest rates in these markets remain lower than those used to calculate premium and claim values over a sustained period, this could have a material adverse effect on Prudential’s reported profit.

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

In addition, if a sovereign default or other such events described above were to occur, other financial institutions may also suffer losses or experience solvency or other concerns, and Prudential might face additional risks relating to any debt of such financial institutions held in its investment portfolio. There is also risk that public perceptions about the stability and creditworthiness of financial institutions and the financial sector generally might be affected, as might counterparty relationships between financial institutions. If a sovereign were to default on its obligations, or adopt policies that devalue or otherwise alter the currencies in which its obligations are denominated this could have a material adverse effect on Prudential’s financial condition and results of operations.

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

Prudential conducts its businesses subject to regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies and interpretations and any accounting standards in the markets in which it operates

Changes in government policy and legislation (including in relation to tax and capital controls), regulation or regulatory interpretation applying to companies in the financial services and insurance industries in any of the markets in which Prudential operates, and decisions taken by regulators in connection with their supervision of members of the Group, which in some circumstances may be applied retrospectively, may adversely affect Prudential’s product range, distribution channels, competitiveness, profitability, capital requirements and, consequently, reported results and financing requirements. Also, regulators in jurisdictions in which Prudential operates may impose requirements affecting the allocation of capital and liquidity between different business units in the Group, whether on a geographic, legal entity, product line or other basis. Regulators may change the level of capital required to be held by individual businesses or could introduce possible changes in the regulatory framework for pension arrangements and policies, the regulation of selling practices and solvency requirements. In addition, there could be changes to the maximum level of non-domestic ownership by foreign companies in certain jurisdictions. Furthermore, as a result of interventions by governments in response to recent financial and global economic conditions, it is widely expected that there will continue to be a substantial increase in government regulation and supervision of the financial services industry, including the possibility of higher capital requirements, restrictions on certain types of transactions and enhanced supervisory powers.

The European Union’s Solvency II Directive came into effect on 1 January 2016. This measure of regulatory capital is more volatile than under the previous Solvency I regime and regulatory policy may evolve under the new regime. The European Commission has in late 2016 begun a review of some aspects of the Solvency II legislation, which is expected to continue until 2021 and covers, among other things, a review of the Long Term Guarantee measures. Prudential applied for, and has been granted approval by the UK Prudential Regulation Authority to use the following measures when calculating its Solvency II capital requirements: the use of an internal model, the ‘matching adjustment’ for UK annuities, the ‘volatility adjustment’ for selected US Dollar-denominated business, and UK transitional measures. Prudential also has permission to use ‘deduction and aggregation’ as the method by which the contribution of the Group’s US insurance entities to the Group’s solvency is calculated, which in effect recognises surplus in US insurance entities in excess of 250 per cent of local US Risk Based Capital requirements. There is a risk that in the future changes are required to be made to the approved internal model and these related applications which could have a material impact on the Group Solvency II capital position. Where internal model changes are subject to regulatory approval, there is a risk that the approval is delayed or not given. In such circumstances, changes in our risk profile would not be able to be appropriately reflected in our internal model, which could have a material impact on the Group’s Solvency II capital position. The UK’s vote to leave the EU could result in significant changes to the regulatory regime under which the Group operates.

Currently there are also a number of other global regulatory developments which could impact the way in which Prudential is supervised in its many jurisdictions. These include the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) in the US, the work of the Financial Stability Board (FSB) on Global Systemically Important Insurers (G-SIIs) and the Common Framework for the Supervision of Internationally Active Insurance Groups (ComFrame) being developed by the International Association of Insurance Supervisors (IAIS). In addition, regulators in a number of jurisdictions in which the Group operates are further developing local capital regimes; this includes potential future developments in Solvency II in the UK (as referred to above), National Association of Insurance Commissioners’ reforms in the US, and amendments to certain local statutory regimes in some territories in Asia. These changes and their potential impact on the Group remain uncertain.

The Dodd-Frank Act represents a comprehensive overhaul of the financial services industry within the US that, among other reforms to financial services entities, products and markets, may subject financial institutions designated as systemically important to heightened prudential and other requirements intended to prevent or mitigate the impact of future disruptions in the US financial system. The full impact of the Dodd-Frank Act on Prudential’s businesses remains unclear, as many of its provisions are primarily focused on the banking industry, have a delayed effectiveness and/or require rulemaking or other actions by various US regulators over the coming years.

The IAIS has various initiatives which are detailed in this section. On 18 July 2013, it published a methodology for identifying G-SIIs, and a set of policy measures that will apply to them, which the FSB endorsed. An updated methodology for identifying G-SIIs was published by the IAIS on 16 June 2016. Groups designated as a G-SII are subject to additional regulatory requirements, including enhanced group-wide supervision, effective resolution planning, development of a Systemic Risk Management Plan, a Recovery Plan and a Liquidity Risk Management Plan. Prudential’s designation as a G-SII was reaffirmed on 21 November 2016. Prudential is monitoring the development and potential impact of the policy measures and is continuing to engage with the PRA on the implications of the policy measures and Prudential’s designation as a G-SII.

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

The IAIS is also developing ComFrame which is focused on the supervision of Internationally Active Insurance Groups (IAIGs). ComFrame will establish a set of common principles and standards designed to assist regulators in addressing risks that arise from insurance groups with operations in multiple jurisdictions. As part of this, work is underway to develop a global Insurance Capital Standard (ICS) that is intended to apply to IAIGs. Once the development of the ICS has been concluded, it is intended to replace the BCR as the minimum group capital requirement for G-SIIs. A consultation on the ICS was concluded in 2016 and the IAIS intends to publish an interim version of the ICS is 2017. Further field testing, consultations and private reporting to group-wide supervisors on the interim version are expected over the coming years, and the ICS is expected to be adopted as part of ComFrame by the IAIS in late 2019.

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

The Group’s accounts are prepared in accordance with current International Financial Reporting Standards (IFRS) applicable to the insurance industry. The International Accounting Standards Board (IASB) introduced a framework that it described as Phase I, which permitted insurers to continue to use the statutory basis of accounting for insurance assets and liabilities that existed in their jurisdictions prior to January 2005. In July 2010, the IASB published its first Exposure Draft for its Phase II on insurance accounting, which would introduce significant changes to the statutory reporting of insurance entities that prepare accounts according to IFRS. A revised Exposure Draft was issued in June 2013. The IASB is currently re-deliberating the Exposure Draft proposals in light of comments by the insurance industry and other respondents and is expecting to issue the final standard (IFRS 17, ‘Insurance Contracts’) in the first half of 2017. The standard is expected to apply from 2021.

Any changes or modification of IFRS accounting policies may require a change in the future results or a retrospective adjustment of reported results.

The resolution of several issues affecting the financial services industry could have a negative impact on Prudential’s reported results or on its relations with current and potential customers

Prudential is, and in the future may be, subject to legal and regulatory actions in the ordinary course of its business, both in the UK and internationally. These actions could involve a review of types of business sold in the past under acceptable market practices at the time, such as the requirement in the UK to provide redress to certain past purchasers of pensions and mortgage endowment policies, changes to the tax regime affecting products, and regulatory reviews on products sold and industry practices, including, in the latter case, lines of business it has closed. Current regulatory actions include the UK business’s undertaking to the Financial Conduct Authority to review annuities sold without advice after 1 July 2008 to its contract-based defined contribution pension customers and potentially provide redress to certain such customers.

Regulators’ interest may also include the approach that product providers use to select third party distributors and to monitor the appropriateness of sales made by them. In some cases, product providers can be held responsible for the deficiencies of third-party distributors.

In the US, there has been significant attention on the different regulatory standards applied to investment advice delivered to retail customers by different sectors of the industry. As a result of reports relating to perceptions of industry abuses, there have been numerous regulatory inquiries and proposals for legislative and regulatory reforms. This includes focus on the suitability of sales of certain products, alternative investments and the widening of the circumstances under which a person or entity providing investment advice with respect to certain employee benefit and pension plans would be considered a fiduciary (subjecting the person or entity to certain regulatory requirements, such as those adopted by the US Department of Labor issued in April 2016 which is likely to cause market disruption in the shorter term). There is a risk that new regulations introduced may have a material adverse effect on the sales of the products by Prudential and increase Prudential’s exposure to legal risks.

In Asia, regulatory regimes are developing at different speeds, driven by a combination of global factors and local considerations. New requirements could be introduced in these and other regulatory regimes that challenge legal structures, current sales practices, or could retrospectively be applied to sales made prior to their introduction, which could have a negative impact on Prudential’s business or reported results.

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

In Asia, the Group’s principal competitors in the region are international financial companies, including global life insurers such as Allianz, AXA, AIA and Manulife, and multinational asset managers such as J.P. Morgan Asset Management, Schroders, HSBC Global Asset Management, and Franklin Templeton. In a number of markets, local companies have a very significant market presence.

Within the UK, Prudential’s principal competitors include many of the major retail financial services companies and fund management companies including, in particular, Aviva, Legal & General, Lloyds Banking Group, Standard Life, Schroders, Invesco Perpetual, and Fidelity.

Jackson’s competitors in the US include major stock and mutual insurance companies, mutual fund organisations, banks and other financial services companies such as AIG, AXA Financial Inc., Allianz, Prudential Financial, Lincoln National, MetLife, and Aegon.

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

Prudential plc’s long-term senior debt is rated as A2 by Moody’s, A+ by Standard & Poor’s, and A by Fitch. These ratings are all on a stable outlook.

Prudential plc’s short-term debt is rated as P-1 by Moody’s, A-1 by Standard & Poor’s, and F1 by Fitch.

The Prudential Assurance Company Limited’s financial strength is rated Aa3 (negative outlook) by Moody’s, AA (stable outlook) by Standard & Poor’s, and AA (stable outlook) by Fitch.

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

Adverse experience in the operational risks inherent in Prudential’s business could disrupt its business functions and have a negative impact on its results of operations

Operational risks are present in all of Prudential’s businesses, including the risk (from both Prudential and its outsourcing partners) of direct or indirect loss resulting from inadequate or failed internal and external processes, systems and human error or from external events. Prudential’s business is dependent on processing a large number of transactions across numerous and diverse products, and is subject to a number of different legal and regulatory regimes. In addition, Prudential also employs a large number of models and user developed applications in its processes. Further, because of the long-term nature of much of the Group’s business, accurate records have to be maintained for significant periods.

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

Although Prudential’s IT, compliance and other operational systems, models and processes incorporate controls designed to manage and mitigate the operational and model risks associated with its activities, there can be no assurance that such controls will always be effective. Due to human error among other reasons, operational and model risk incidents do happen periodically and no system or process can entirely prevent them although there have not been any material events to date. Prudential’s legacy and other IT systems and processes, as with operational systems and processes generally, may be susceptible to failure or breaches.

Such events could, among other things, harm Prudential’s ability to perform necessary business functions, result in the loss of confidential or proprietary data (exposing it to potential legal claims and regulatory sanctions) and damage its reputation and relationships with its customers and business partners. Similarly, any weakness in administration systems (such as those relating to policyholder records or meeting regulatory requirements) or actuarial reserving processes could have a material adverse effect on its results of operations during the effective period.

Attempts by third parties to disrupt Prudential’s IT systems could result in loss of trust from Prudential’s customers, reputational damage and financial loss

Being part of the financial services sector, Prudential and its business partners are increasingly exposed to the risk that third parties may attempt to disrupt the availability, confidentiality and integrity of its IT systems, which could result in disruption to the key operations, make it difficult to recover critical services, damage assets and compromise data (both corporate or customer). This could result in loss of trust from Prudential’s customers, reputational damage and direct or indirect financial loss. The cyber-security threat continues to evolve globally in sophistication and potential significance. As a result of Prudential’s increasing market profile, the growing interest by customers to interact with their insurance provider and asset manager through the internet and social media, improved brand awareness and the classification of Prudential as a G-SII, there is an increased likelihood of Prudential being considered a target by cyber criminals. To date, Prudential has not identified a failure or breach which has had a material impact in relation to its legacy and other IT systems and processes. However, it has been, and likely will continue to be, subject to potential damage from computer viruses, attempts at unauthorised access and cyber-security attacks such as ‘denial of service’ attacks (which, for example, can cause temporary disruption to websites and IT networks), phishing and disruptive software campaigns.

Prudential is continually enhancing its IT environment to remain secure against emerging threats, together with increasing its ability to detect system compromise and recover should such an incident occur. However, there can be no assurance that such events will not take place which may have material adverse consequential effects on Prudential’s business and financial position.

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

A further factor is the assumption that Prudential makes about future expected levels of the rates of early termination of products by its customers (known as persistency). This is particularly relevant to its lines of business other than its UK annuity business, especially Jackson’s portfolio of variable annuities. Prudential’s persistency assumptions reflect a combination of recent past experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. Any expected change in future persistency is also reflected in the assumption. If actual levels of future persistency are significantly different than assumed, the Group’s results of operations could be adversely affected. Furthermore, Jackson’s variable annuity products are sensitive to other types of policyholder behaviour, such as the take-up of its GMWB product features.

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

Prudential operates in a number of markets through joint ventures and other arrangements with third parties, involving certain risks that Prudential does not face with respect to its consolidated subsidiaries

Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures and other similar arrangements. For such Group operations, management control is exercised in conjunction with the other participants. The level of control exercisable by the Group depends on the terms of the contractual agreements, in particular, the allocation of control among, and continued cooperation between, the participants. Prudential may face financial, reputational and other exposure (including regulatory censure) in the event that any of its partners fails to meet its obligations under the arrangements, encounters financial difficulty, or fails to comply with local or international regulation and standards such as those pertaining to the prevention of financial crime. In addition, a significant proportion of the Group’s product distribution is carried out through arrangements with third parties not controlled by Prudential and is dependent upon continuation of these relationships. A temporary or permanent disruption to these distribution arrangements, such as through significant deterioration in the reputation, financial position or other circumstances of the third party or material failure in controls (such as those pertaining to the prevention of financial crime) could adversely affect the results of operations of Prudential.

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

Dividend Data

Under UK company law, Prudential may pay dividends only if it has ‘distributable profits’ available for that purpose. ‘Distributable profits’ are accumulated, realised profits not previously distributed or capitalised less accumulated, realised losses not previously written off, on the applicable GAAP basis. Even if distributable profits are available, under English law Prudential may pay dividends only if the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves (such as, for example, the share premium account) and the payment of the dividend does not reduce the amount of its net assets to less than that aggregate. For further information about the Company, please refer to the section headed Condensed Financial Information of Registrant (Schedule II).

As a holding company, Prudential is dependent upon dividends and interest from its subsidiaries to pay cash dividends. Many of its insurance subsidiaries are subject to regulations that restrict the amount of dividends that they can pay to the Company. These restrictions are discussed in more detail in note D6(a) to Prudential’s consolidated financial statements and the section headed Supervision and Regulation of Prudential.

Historically, Prudential has declared an interim and a final dividend for each year (with the final dividend being paid in the year following the year to which it relates). Since 2016, Prudential makes twice-yearly interim dividend payments instead of the final and interim dividend payments (the 2015 second interim dividend being the first such second interim dividend paid). Subject to the restrictions referred to above, Prudential’s directors have the discretion to determine whether to pay an interim dividend and the amount of any such interim dividend but must take into account the Company’s financial position. The directors still retain the discretion to recommend payment of a final dividend, such recommendation to be approved by ordinary resolution of the shareholders. The approved amount may not exceed the amount recommended by the directors.

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

Year	First Interim Ordinary Dividend	First Interim Ordinary Dividend	Final Ordinary Dividend/ Second Interim Ordinary	Final Ordinary Dividend/ Second Interim Ordinary	Special dividend	Special dividend
	(pence)	(US Dollars)	(pence)	(US Dollars)	(pence)	(US Dollars)
2012	8.40	0.1362	20.79	0.3143
2013	9.73	0.1558	23.84	0.4019
2014	11.19	0.1825	25.74	0.4034
2015	12.31	0.1877	26.47	0.3842	10.00	0.1451
2016	12.93	0.1680	30.57

During 2016 the Group’s dividend policy was updated. The board will maintain its focus on delivering a growing ordinary dividend. In line with this policy, Prudential aims to grow the ordinary dividend by 5 per cent per annum. The potential for additional distributions will continue to be determined after taking into account the Group’s financial flexibility across a broad range of financial metrics and our assessment of opportunities to generate attractive returns by investing in specific areas of the business.

The board has decided to increase the full-year ordinary dividend by 12 per cent to 43.5 pence per share, reflecting our strong 2016 financial performance and our confidence in the future prospects of the Group. In line with this, the directors have approved a second interim ordinary dividend of 30.57 pence per share (2015: 26.47 pence per share). In 2015, a special dividend of 10 pence per share was also awarded.

Major Shareholders

The Disclosure Guidance and Transparency Rules issued by the FCA provide that a person or corporate entity that acquires an interest of 3 per cent or more in Prudential ordinary shares is required to notify Prudential of that interest. If such interest subsequently reaches, exceeds or falls below a whole percentage point, this must also be notified. Similarly, a notification is required once the interest falls below 3 per cent. At 23 March 2017 Prudential had received the following notifications:

Significant Changes in Ownership

2014

•	No notifications were received during 2014.

2015

•	In 2015, one notification was received in February from Capital Group Companies notifying a decrease in their interest to 255,928,904 representing 9.96 per cent of the issued share capital.

2016 and 2017

•	In 2016, a notification was received in February from Capital Group Companies notifying an increase in their interest to 260,722,745 representing 10.135 per cent of the issued share capital. A further notification was received in October 2016 from Capital Group Companies notifying of a decrease in their interest to 254,501,437 representing 9.87 per cent of the issued share capital.
•	In 2017, no notifications had been received as at 23 March 2017.

Table: Notifications received from major shareholders as at 23 March 2017

Shareholder	Date advised	Percentage of share capital	Shareholding
Capital Group Companies, Inc.	24/10/2016	9.87%	254,501,437
BlackRock Inc	05/04/2012	5.08%	129,499,098
Norges Bank	29/11/2010	4.03%	102,495,000

Major shareholders of Prudential have the same voting rights per share as other shareholders. See Governance – Memorandum and Articles of Association – Rights and obligations on page 171.

As at 23 March 2017, there were 133 shareholders with a US address on Prudential’s register of shareholders. These shares represented approximately 0.0099 per cent of Prudential’s issued ordinary share capital. As at 23 March 2017, there were 58 registered Prudential ADR holders. The shares represented by these ADRs amounted to approximately 2.27 per cent of Prudential’s issued ordinary share capital.

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

Subject to the comments in the following paragraph, a holder of Prudential ordinary shares or ADSs who, for UK tax purposes, is an individual who is not resident in the United Kingdom will not be liable for UK taxation on capital gains realised on the disposal of Prudential ordinary shares or ADSs unless at the time of the disposal:

•	the holder carries on a trade in the United Kingdom through a branch or agency, and

•	the Prudential ordinary shares or ADSs are or have been used, held, or acquired for use by or for the purposes of such trade or for the purposes of such branch or agency.

A holder of Prudential ordinary shares or ADSs who is an individual who is temporarily a non-UK resident for UK tax purposes will, in certain circumstances, become liable to UK tax on capital gains in respect of gains realised while he or she was not resident in the UK.

UK Inheritance Tax

Prudential ordinary shares which are registered on the main Prudential share register are assets situated in the United Kingdom for the purposes of UK inheritance tax (the equivalent of US estate and gift tax). Prudential ADSs are likely to be treated in the same manner as the underlying Prudential ordinary shares and as situated in the United Kingdom. Subject to the discussion of the UK-US estate tax treaty in the next paragraph, UK inheritance tax may apply if an individual who holds Prudential ordinary shares which are registered on the main Prudential share register or ADSs gifts them or dies even if he or she is neither domiciled in the United Kingdom nor deemed to be domiciled there under UK law. For inheritance tax purposes, a transfer of Prudential ordinary shares or ADSs at less than full market value may be treated, to the extent of the undervalue, as a gift for these purposes. Special inheritance tax rules apply (1) to gifts if the donor retains some benefit, (2) to close companies and (3) to trustees of settlements. Prudential ordinary shares which are registered on the Hong Kong or Irish branch register should not be treated as situated in the United Kingdom for the purpose of UK inheritance tax.

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

However, as a result of case law, HMRC’s current position is that they will not seek to levy a 1.5 per cent SDRT charge on an issue of UK shares to a person providing clearance services or issuing depositary receipts, wherever located. HMRC do not, however, agree that the relevant case law extends to transfers of shares to a person providing clearance services or issuing depositary receipts, wherever located, where that transfer is not an integral part of an issue of share capital. It is recommended that, should this charge arise, independent professional tax advice be sought without delay.

Provided that the instrument of transfer is not executed in the United Kingdom no UK stamp duty should be required to be paid on any transfer of Prudential ADRs representing ADSs. Based on Prudential’s understanding of HMRC’s application of the exemption from SDRT for depositary receipts a transfer of Prudential ADRs representing ADSs should not, in practice, give rise to a liability to SDRT.

Subject to the special rules relating to clearance services and issuers of depositary receipts, a transfer for value of Prudential ordinary shares (but excluding Prudential ordinary shares registered on the Hong Kong or Irish branch register unless the instruments of transfer are executed in the UK), as opposed to ADSs, will generally give rise to a charge to UK stamp duty, other than where the amount or value of the consideration for the transfer is £1,000 or under and the transfer instrument is certified to that effect, at the rate of 0.5 per cent (rounded up to the nearest £5). The rate is applied to the price payable for the relevant Prudential ordinary shares. To the extent that UK stamp duty is paid on a transfer of Prudential ordinary shares, no SDRT should generally be payable on the agreement for that transfer.

Subject to certain special rules relating to clearance services and issuers of depositary receipts, a transfer of ordinary shares from a nominee to their beneficial owner (other than on sale), including a transfer of underlying Prudential ordinary shares from the ADS Depositary or its nominee to an ADS holder, is not subject to UK stamp duty or SDRT. No UK SDRT should be payable on an agreement to transfer Prudential ordinary shares registered on the Hong Kong or Irish branch registers, subject to the special rule relating to clearance services and issuers of depositary receipts.

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

US Federal Income Tax Treatment of Distributions on Prudential Ordinary Shares or ADSs

If Prudential pays dividends, you must include those dividends in your income when you receive them. The dividends will be treated as foreign source income. You should determine the amount of your dividend income by converting pounds sterling into US dollars at the exchange rate in effect on the date of your (or the depositary’s, in the case of ADSs) receipt of the dividend. Subject to certain exceptions for short-term and hedged positions, the US dollar amount of dividends received by an individual will be subject to taxation at a lower rate than ordinary income if the dividends are ‘qualified dividends.’ Dividends received with respect to the ordinary shares or ADSs will be qualified dividends if Prudential was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (‘PFIC’). Based on the nature of its business activities and its expectations regarding such activities in the future, Prudential believes that it was not treated as a PFIC within the meaning of the Code with respect to its 2016 taxable year and does not anticipate becoming a PFIC for its 2017 taxable year.

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

US Federal Medicare Tax on Net Investment Income

A 3.8 per cent surtax will generally apply to the net investment income of individuals whose modified adjusted gross income exceeds certain threshold amounts. For 2017, these amounts are $200,000 in the case of single taxpayers, $250,000 in the case of married taxpayers filing joint returns, and $125,000 in the case of married taxpayers filing separately. Net investment income includes, among other items, dividends, interest, and net gain from the disposition of property (other than certain property held in a trade or business).

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

Singapore Goods and Services Tax

There is no Goods and Services Tax (‘GST’) payable in Singapore on the subscription or issuance of the Prudential Shares. The clearing fees, instruments of transfer deposit fees and share withdrawal fees are subject to

GST at the prevailing standard-rate (currently 7 per cent) if the services are provided by a GST registered person to a holder of the Prudential Shares. However, such fees could be zero-rated when provided to a US resident holder of the Prudential Shares belonging outside Singapore provided certain conditions are met. For a holder of the Prudential Shares belonging in Singapore who is registered for GST, the GST incurred is generally not recoverable as input tax credit from the Inland Revenue Authority of Singapore unless certain conditions are satisfied. These GST-registered holders of the Prudential Shares should seek the advice of their tax advisors on these conditions.

Documents on Display

Prudential is subject to the informational requirements of the Securities Exchange Act of 1934 applicable to foreign private issuers. In accordance with these requirements, Prudential files its annual report on Form 20-F and other documents with the Securities and Exchange Commission. Documents referred to and filed with the SEC together with this Form 20-F can be read and copied at the SEC’s public reference room located at 100 F Street, NE, Washington, DC 20549.

Please call the SEC at 1-800-SEC-033 for further information on the public reference rooms. All of the SEC filings made electronically by Prudential are available on the SEC website at www.sec.gov

Prudential also files reports and other documents with the London, Hong Kong and Singapore stock exchanges. This information may be viewed on the websites of each of those exchanges as well as via the UK Financial Conduct Authority’s National Storage Mechanism. All reports and other documents filed with each of the exchanges are also published on Prudential’s website. The contents of this website are not incorporated by reference into this Form 20-F.

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

	Prudential Ordinary Shares		Prudential ADRs		Prudential Ordinary Shares (Hong Kong)		Prudential Ordinary Shares (Singapore)
Year	High	Low	High	Low	High	Low	High	Low
	(pence)		(US Dollars)		(HK Dollars)		(US Dollars)
2012	911.5	628.5	29.4	19.6	113.8	74.0	12.3	9.9
2013	1,340.0	901.5	45.0	28.6	175.0	111.0	16.0	13.1
2014	1,552.5	1,204.0	48.7	38.9	193.0	165.4	21.5	15.8
2015	1,761.5	1,046.0	52.6	40.4	205.0	156.0	25.0	21.0
2016	1,649.0	1,085.0	43.5	29.1	174.9	118.9	22.8	16.0

	Prudential Ordinary Shares		Prudential ADRs		Prudential Ordinary Shares (Hong Kong)		Prudential Ordinary Shares (Singapore)
Quarter	High	Low	High	Low	High	Low	High	Low
	(pence)		(US Dollars)		(HK Dollars)		(US Dollars)
2015
First quarter	1,761.5	1,433.0	52.6	43.35	205.0	171.0	21.7	21.5
Second quarter	1,720.0	1,354.2	52.2	47.6	201.0	185.1	25.0	21.9
Third quarter	1,641.0	1,046.0	51.3	40.36	198.0	156.0	23.8	21.0
Fourth quarter	1,578.5	1,388.0	48.5	42.0	185.4	164.0	25.0	21.1
2016
First quarter	1,519.0	1,085.0	43.5	31.3	174.9	127.0	22.8	19.5
Second quarter	1,469.5	1,096.0	42.2	29.1	163.0	118.9	18.9	16.9
Third quarter	1,448.0	1,139.0	37.9	29.6	146.0	119.2	18.1	16.8
Fourth quarter	1,649.0	1,290.0	41.9	32.5	161.9	125.5	20.8	16.0

	Prudential Ordinary Shares (UK)		Prudential ADRs		Prudential Ordinary Shares (Hong Kong)		Prudential Ordinary Shares (Singapore)*
Month	High	Low	High	Low	High	Low	High	Low
	(pence)		(US Dollars)		(HK Dollars)		(US Dollars)
September 2016	1,426.5	1,333.5	37.9	35.1	146.0	135.4	18.0	18.0
October 2016	1,459.0	1,334.5	36.9	32.7	142.0	128.0	18.0	16.9
November 2016	1,561.5	1,290.0	38.9	32.5	150.0	125.5	19.3	16.0
December 2016	1,649.0	1,539.0	41.9	38.6	161.9	149.0	20.8	19.3
January 2017	1,645.0	1,524.0	40.6	38.2	157.0	147.9	20.8	18.9
February 2017	1,647.0	1,540.0	41.0	38.9	158.5	148.8	19.9	19.1

*	Trading on the Singapore Stock Exchange was infrequent during the periods listed above.

Market Data

Prudential ordinary shares are listed on the Premium Listing segment of the Official List of the UK Listing Authority and traded on the London Stock Exchange under the symbol ‘PRU’. Since 25 May 2010, Prudential ordinary shares have been listed on the Main Board of the Hong Kong Stock Exchange and are traded in board lots of 500 shares with the short name ‘PRU’ and stock code 2378; and as a secondary listing on the Singapore Stock Exchange, also traded in board lots of 500 shares, with the abbreviated name ‘PRU 500’.

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

No reimbursements were made in 2016.

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

Purchases of Equity Securities by Prudential plc and Affiliated Purchasers

The following table sets forth information with respect to purchases made by or on behalf of Prudential or any ‘affiliated purchasers’ (as that term is defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended) of Prudential’s ordinary shares or American depositary shares for the year ended 31 December 2016.

Period	Total Number of Shares Purchased(1)	Average Price Paid Per Share	Total Number of Shares Purchased at Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under Plans or Programs
		(£)
1 January – 31 January	67,625	13.79	N/A	N/A
1 February – 28 February	79,077	11.99
1 March – 31 March	735,361	13.17
1 April – 30 April	84,848	13.15
1 May – 31 May	2,272,344	13.31
1 June – 30 June	576,386	11.46
1 July – 31 July	84,883	12.26
1 August – 31 August	73,602	14.14
1 September – 30 September	173,166	13.70
1 October – 31 October	71,253	14.40
1 November – 30 November	69,976	14.92
1 December – 31 December	71,626	15.83

Note

(1)	The shares listed in this column were acquired by employee benefit trusts during the year to satisfy future obligations to deliver shares under the Company’s employee incentive plans, the savings related share option scheme and the share participation plan.

This table excludes Prudential plc shares purchased by investment funds managed by M&G in accordance with investment strategies that are established by M&G acting independently of Prudential plc.

Principal Accountant Fees and Services

Total fees payable to KPMG for the fiscal years ended 31 December are set out below:

	2016 £m	2015 £m
Fees payable to the Company’s auditor for the audit of the Company’s annual accounts	2.0	2.0
Fees payable to the Company’s auditor and its associates for other services:
Audit of subsidiaries pursuant to legislation	7.5	7.2
Audit-related assurance services	3.9	3.1
Tax compliance services	0.1	0.7
Other assurance services	2.1	2.2
Services relating to corporate finance transactions	-	0.2
All other services	0.6	1.2
Total	16.2	16.6

In addition, there were fees incurred by pension schemes of £0.1 million (2015: £0.1 million) for audit services and £0.1 million (2015: nil) for other assurance services.

2016

Fees of £2.0 million for the audit of Prudential’s annual accounts comprised statutory audit fees of £0.8 million, US reporting audit fees of £0.5 million and EEV reporting audit fees of £0.7 million. Fees of £7.5 million for audit of subsidiaries pursuant to legislation mainly related to the audit of local and statutory accounts and to statutory audit work in connection with the submission of results to be consolidated in Prudential’s annual accounts.

Fees of £3.9 million for audit related assurance services supplied comprised interim and regulatory reporting, controls reporting and other similar work.

Fees of £2.1 million for all other assurance services included £1.5 million in connection with Solvency II reporting and disclosures and £0.6 million for other services mainly consisting of factual findings report.

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

Financial Statements

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Prudential plc:

We have audited the accompanying consolidated statements of financial position of Prudential plc (the Company) and its subsidiaries (collectively, the Group) as at 31 December 2016 and 2015 and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended 31 December 2016 including the disclosures marked ‘audited’ within the Group Risk Framework section on pages 93 to 106 of the 2016 Form 20-F of the Group, and the related condensed financial statement Schedule II of the Company as at 31 December 2016 and 2015, and for each of the years in the three-year period ended 31 December 2016. We also have audited the Company’s internal control over financial reporting as of 31 December 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these consolidated financial statements and condensed financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting within the Controls and Procedures section. Our responsibility is to express an opinion on these consolidated financial statements and condensed financial statement schedule and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of 31 December 2016 and 2015 and the results of its operations and its cash flows for each of the years in the three-year period ended 31 December 2016, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Also, in our opinion, the related condensed financial statement schedule of the Company as at 31 December 2016 and 2015, and for each of the years in the three-year period ended 31 December 2016, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein in conformity with UK generally accepted accounting practice (UK GAAP), including Financial Reporting Standard 101 Reduced Disclosure Framework. Accounting principles under UK GAAP may vary in certain significant respects from IFRS as issued by the IASB. Information relating to the nature and effect of such differences is presented in note 4 to the condensed financial statement schedule of the Company. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

24 March 2017	/s/ KPMG LLP
KPMG LLP London, England

Prudential plc and subsidiaries

Consolidated Income Statements

Years ended 31 December

	Note	2016 £m	2015 £m	2014 £m
Gross premiums earned		38,981	36,663	32,832
Outward reinsurance premiums		(2,020)	(1,157)	(799)
Earned premiums, net of reinsurance	B1.4	36,961	35,506	32,033
Investment return	B1.4	32,511	3,304	25,787
Other income	B1.4	2,370	2,495	2,306
Total revenue, net of reinsurance	B1.4	71,842	41,305	60,126
Benefits and claims		(60,948)	(30,547)	(50,736)
Outward reinsurers’ share of benefit and claims		2,412	1,389	631
Movement in unallocated surplus of with-profits funds		(830)	(498)	(64)
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance		(59,366)	(29,656)	(50,169)
Acquisition costs and other expenditure	B3	(8,848)	(8,208)	(6,752)
Finance costs: interest on core structural borrowings of shareholder-financed operations		(360)	(312)	(341)
Remeasurement of carrying value of Korea life business classified as held for sale	D1	(238)	-	-
Disposal of Japan life business – cumulative exchange loss recycled from other comprehensive income		-	(46)	-
Disposal of Japan life business – remeasurement adjustments	D1	-	-	(13)
Total charges, net of reinsurance	B1.4	(68,812)	(38,222)	(57,275)
Share of profits from joint ventures and associates, net of related tax	D6	182	238	303
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)*		3,212	3,321	3,154
Less tax charge attributable to policyholders’ returns		(937)	(173)	(540)
Profit before tax attributable to shareholders	B1.1	2,275	3,148	2,614
Total tax charge attributable to policyholders and shareholders	B5	(1,291)	(742)	(938)
Adjustment to remove tax charge attributable to policyholders’ returns		937	173	540
Tax charge attributable to shareholders’ returns	B5	(354)	(569)	(398)
Profit for the year attributable to equity holders of the Company		1,921	2,579	2,216

Earnings per share (in pence)		2016	2015	2014
Based on profit attributable to the equity holders of the Company:	B6
Basic		75.0p	101.0p	86.9p
Diluted		75.0p	100.9p	86.8p
*	This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.
This is principally because the corporate taxes of the Group include those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the profit before all taxes measure is not representative of pre-tax profits attributable to shareholders. Profit before all taxes is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of the PAC with-profits fund after adjusting for taxes borne by policyholders.

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Consolidated Statements of Comprehensive Income

Years ended 31 December

Year ended 31 December	Note	2016 £m	2015 £m	2014 £m

Profit for the year		1,921	2,579	2,216

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss
Exchange movements on foreign operations and net investment hedges:
Exchange movements arising during the year	A1	1,148	68	215
Cumulative exchange loss of sold Japan life business recycled through profit or loss		-	46	-
Related tax		13	4	5
		1,161	118	220

Net unrealised valuation movements on securities of US insurance operations classified as available-for-sale:
Net unrealised holding gains (losses) arising during the year		241	(1,256)	1,039
Deduct net gains included in the income statement on disposal and impairment		(269)	(49)	(83)
Total	C3.2(c)	(28)	(1,305)	956
Related change in amortisation of deferred acquisition costs	C5 (b)	76	337	(87)
Related tax		(17)	339	(304)
		31	(629)	565

Total		1,192	(511)	785

Items that will not be reclassified to profit or loss
Shareholders’ share of actuarial gains and losses on defined benefit pension schemes:
Gross		(107)	27	(12)
Related tax		14	(5)	2
		(93)	22	(10)

Other comprehensive income (loss) for the year, net of related tax		1,099	(489)	775

Total comprehensive income for the year attributable to the equity holders of the Company		3,020	2,090	2,991

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Consolidated Statement of Changes in Equity

		Year ended 31 December 2016 £m
		Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders’ equity	Non- controlling interests	Total equity
	Note	note C10	note C10
Reserves
Profit for the year		-	-	1,921	-	-	1,921	-	1,921
Other comprehensive income:
Exchange movements on foreign operations and net investment hedges, net of related tax		-	-	-	1,161	-	1,161	-	1,161

Net unrealised valuation movements, net of related change in amortisation of deferred acquisition costs and related tax		-	-	-	-	31	31	-	31

Shareholders’ share of actuarial gains and losses on defined benefit pension schemes, net of tax		-	-	(93)	-	-	(93)	-	(93)
Total other comprehensive income (loss)		-	-	(93)	1,161	31	1,099	-	1,099
Total comprehensive income for the year		-	-	1,828	1,161	31	3,020	-	3,020

Dividends	B7	-	-	(1,267)	-	-	(1,267)	-	(1,267)
Reserve movements in respect of share-based payments		-	-	(51)	-	-	(51)	-	(51)

Share capital and share premium
New share capital subscribed	C10	1	12	-	-	-	13	-	13

Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	2	-	-	2	-	2
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS				(6)		-	(6)	-	(6)
Net increase in equity		1	12	506	1,161	31	1,711	-	1,711
At beginning of year		128	1,915	10,436	149	327	12,955	1	12,956
At end of year		129	1,927	10,942	1,310	358	14,666	1	14,667

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

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Consolidated Statement of Changes in Equity (Continued)

		Year ended 31 December 2014 £m
		Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders’ equity	Non- controlling interests	Total equity
	Note	note C10	note C10
Reserves
Profit for the year		-	-	2,216	-	-	2,216	-	2,216
Other comprehensive income:
Exchange movements on foreign operations and net investment hedges, net of related tax		-	-	-	220	-	220	-	220

Net unrealised valuation movements, net of related change in amortisation of deferred acquisition costs and related tax		-	-	-	-	565	565	-	565

Shareholders’ share of actuarial gains and losses on defined benefit pension schemes, net of tax		-	-	(10)	-	-	(10)	-	(10)
Total other comprehensive (loss) income		-	-	(10)	220	565	775	-	775
Total comprehensive income for the year		-	-	2,206	220	565	2,991	-	2,991

Dividends	B7	-	-	(895)	-	-	(895)	-	(895)
Reserve movements in respect of share-based payments		-	-	106	-	-	106	-	106

Share capital and share premium
New share capital subscribed	C10	-	13	-	-	-	13	-	13

Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	(48)	-	-	(48)	-	(48)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		-	-	(6)	-	-	(6)	-	(6)
Net increase in equity		-	13	1,363	220	565	2,161	-	2,161
At beginning of year		128	1,895	7,425	(189)	391	9,650	1	9,651
At end of year		128	1,908	8,788	31	956	11,811	1	11,812

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Consolidated Statements of Financial Position

31 December	Note	2016 £m	2015 £m
Assets
Goodwill	C5(a)	1,628	1,648
Deferred acquisition costs and other intangible assets	C5(b)	10,807	8,472
Property, plant and equipment	C13	743	1,197
Reinsurers’ share of insurance contract liabilities	C4.1(a)(iv)	10,051	7,903
Deferred tax assets	C8.1	4,315	2,819
Current tax recoverable	C8.2	440	477
Accrued investment income	C1	3,153	2,751
Other debtors	C1	3,019	1,955
Investment properties	C14	14,646	13,422
Investment in joint ventures and associates accounted for using the equity method	D6	1,273	1,034
Loans	C3.3	15,173	12,958
Equity securities and portfolio holdings in unit trusts		198,552	157,453
Debt securities	C3.2	170,458	147,671
Derivative assets	C3.4	3,936	2,958
Other investments		5,465	4,395
Deposits		12,185	12,088
Assets held for sale	D1	4,589	2
Cash and cash equivalents		10,065	7,782
Total assets	C1	470,498	386,985

Equity
Shareholders’ equity		14,666	12,955
Non-controlling interests		1	1
Total equity		14,667	12,956

Liabilities
Insurance contract liabilities	C4.1	316,436	260,753
Investment contract liabilities with discretionary participation features	C4.1	52,837	42,959
Investment contract liabilities without discretionary participation features	C4.1	19,723	18,806
Unallocated surplus of with-profits funds	C4.1	14,317	13,096
Core structural borrowings of shareholder-financed operations	C6.1	6,798	5,011
Operational borrowings attributable to shareholder-financed operations	C6.2	2,317	1,960
Borrowings attributable to with-profits operations	C6.2	1,349	1,332
Obligations under funding, securities lending and sale and repurchase agreements		5,031	3,765
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		8,687	7,873
Deferred tax liabilities	C8.1	5,370	4,010
Current tax liabilities	C8.2	649	325
Accruals, deferred income and other liabilities		13,825	10,416
Provisions	C11	947	604
Derivative liabilities	C3.4	3,252	3,119
Liabilities held for sale	D1	4,293	-
Total liabilities	C1	455,831	374,029
Total equity and liabilities		470,498	386,985

Included within equity securities and portfolio holdings in unit trusts, debt securities and other investments are £8,545 million (2015: £5,995 million) of lent securities and assets subject to repurchase agreements.

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries Consolidated Statements of Cash Flows

Year ended 31 December	Note	2016 £m	2015 £m	2014 £m

Cash flows from operating activities
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)note (i)		3,212	3,321	3,154
Non-cash movements in operating assets and liabilities reflected in profit before tax:
Investments		(37,824)	(6,814)	(30,746)
Other non-investment and non-cash assets		(2,490)	(1,063)	(1,521)
Policyholder liabilities (including unallocated surplus)		31,135	6,067	27,292
Other liabilities (including operational borrowings)		7,861	1,761	3,797
Interest income and expense and dividend income included in result before tax		(9,749)	(8,726)	(8,315)
Other non-cash itemsnote (ii)		834	234	174
Operating cash items:
Interest receipts		7,886	7,316	7,155
Dividend receipts		2,286	1,777	1,559
Tax paidnote (v)		(950)	(1,340)	(721)
Net cash flows from operating activities		2,201	2,533	1,828
Cash flows from investing activities
Purchases of property, plant and equipment	C13	(348)	(256)	(172)
Proceeds from disposal of property, plant and equipment		102	30	10
Acquisition of subsidiaries and intangibles		(303)	(286)	(535)
Sale of businesses		-	43	152
Net cash flows from investing activities		(549)	(469)	(545)
Cash flows from financing activities
Structural borrowings of the Group:
Shareholder-financed operations:note (iii)	C6.1
Issue of subordinated debt, net of costs		1,227	590	-
Redemption of subordinated debt		-	-	(445)
Interest paid		(335)	(288)	(330)
With-profits operations:note (iv)	C6.2
Interest paid		(9)	(9)	(9)
Equity capital:
Issues of ordinary share capital		13	7	13
Dividends paid		(1,267)	(974)	(895)
Net cash flows from financing activities		(371)	(674)	(1,666)
Net increase (decrease) in cash and cash equivalents		1,281	1,390	(383)
Cash and cash equivalents at beginning of year		7,782	6,409	6,785
Effect of exchange rate changes on cash and cash equivalents		1,002	(17)	7
Cash and cash equivalents at end of year		10,065	7,782	6,409

Notes

(i)	This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.
(ii)	Other non-cash items consist of the adjustment of non-cash items to profit before tax.
(iii)	Structural borrowings of shareholder-financed operations exclude borrowings to support short-term fixed income securities programmes, non-recourse borrowings of investment subsidiaries of shareholder-financed operations and other borrowings of shareholder-financed operations. Cash flows in respect of these borrowings are included within cash flows from operating activities.
(iv)	Interest paid on structural borrowings of with-profits operations relate solely to the £100 million 8.5 per cent undated subordinated guaranteed bonds, which contribute to the solvency base of the Scottish Amicable Insurance Fund (SAIF), a ring-fenced sub-fund of the PAC with-profits fund. Cash flows in respect of other borrowings of with-profits funds, which principally relate to consolidated investment funds, are included within cash flows from operating activities.
(v)	Tax paid includes £226 million (2015: £229 million; 2014: £242 million) paid on profits taxable at policyholder rather than shareholder rates.

The accompanying notes are an integral part of these financial statements

NOTES ON THE GROUP IFRS FINANCIAL STATEMENTS

Notes to Primary statements

Prudential plc and subsidiaries

Notes to the consolidated financial statements

31 December 2016

A	BACKGROUND AND CRITICAL ACCOUNTING POLICIES

A1	Basis of preparation and exchange rates

Prudential plc (the Company) together with its subsidiaries (collectively, the Group or Prudential) is an international financial services group. Principal operations are in Asia, the US and the UK. Prudential offers a wide range of retail financial products and services and asset management services throughout these territories. The retail financial products and services primarily include life insurance, pensions and annuities as well as collective investment schemes.

Basis of preparation

These statements have been prepared in accordance with IFRS Standards as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU) as required by EU law (IAS Regulation EC1606/2032). EU-endorsed IFRS Standards may differ from IFRS Standards issued by the IASB if, at any point in time, new or amended IFRS Standards have not been endorsed by the EU. At 31 December 2016, there were no unendorsed standards effective for the two years ended 31 December 2016 affecting the consolidated financial information of the Group. There were no differences between IFRS Standards endorsed by the EU and IFRS Standards issued by the IASB in terms of their application to the Group. These statements have been prepared on a going concern basis.

The Group IFRS accounting policies are the same as those applied for the year ended 31 December 2015 with the exception of the adoption of the new and amended accounting standards as described in note A2.

Exchange rates

The exchange rates applied for balances and transactions in currency other than the presentational currency of the Group, pounds sterling (GBP) were:

	Closing rate at 31 Dec 2016	Average rate for 2016	Closing rate at 31 Dec 2015	Average rate for 2015	Closing rate at 31 Dec 2014	Average rate for 2014	Opening rate at 1 Jan 2014
Local currency: £
Hong Kong	9.58	10.52	11.42	11.85	12.09	12.78	12.84
Indonesia	16,647.30	18,026.11	20,317.71	20,476.93	19,311.31	19,538.56	20,156.57
Malaysia	5.54	5.61	6.33	5.97	5.45	5.39	5.43
Singapore	1.79	1.87	2.09	2.1	2.07	2.09	2.09
China	8.59	8.99	9.57	9.61	9.67	10.15	10.03
India	83.86	91.02	97.51	98.08	98.42	100.53	102.45
Vietnam	28,136.99	30,292.79	33,140.64	33,509.21	33,348.46	34,924.62	34,938.60
Thailand	44.25	47.80	53.04	52.38	51.30	53.51	54.42
US	1.24	1.35	1.47	1.53	1.56	1.65	1.66

The exchange movement arising during 2016 recognised in other comprehensive income is:

	2016 £m	2015 £m	2014 £m
Asia operations**	785	(5)	109
US operations	853	238	243
Unallocated to a segment (central funds)*	(490)	(119)	(137)
	1,148	114	215
*	The exchange rate movement unallocated to a segment mainly reflects the translation of currency borrowings that have been designated as a net investment hedge against the currency risk of the investment in Jackson.
**	2015 included the cumulative exchange loss of the Japan life business of £46 million.

The consolidated financial statements do not represent Prudential’s statutory accounts for the purposes of the UK Companies Act. These financial statements are based on the prescribed formats. The Group’s external auditors have reported on the 2016, 2015 and 2014 statutory accounts. Statutory accounts for 2015 and 2014 have been delivered to the UK Registrar of Companies and those for 2016 will be delivered following the Company’s Annual General Meeting. The auditor’s reports were (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under Section 498(2) or (3) of the UK Companies Act 2006.

A2	Adoption of new accounting pronouncements in 2016

The Group has adopted the following new accounting pronouncements which were effective in 2016:

•	Annual improvements to IFRSs 2012 to 2014 cycle;
•	Clarification of Acceptable Methods of Depreciation and Amortisation (Amendments to IAS 16 and IAS 38); and
•	Disclosure Initiative (Amendments to IAS 1).

The adoption of these pronouncements has had no impact on these financial statements.

A3	Accounting policies

A3.1	Critical accounting policies, estimates and judgements

This note presents the critical accounting policies, accounting estimates and judgements applied in preparing the Group’s consolidated financial statements. Other significant accounting policies are presented in note E1. All accounting policies are applied consistently for all years presented and normally are not subject to changes unless new accounting standards, interpretations or amendments are introduced by the IASB.

The preparation of these financial statements requires Prudential to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. Prudential evaluates its estimates, including those related to long-term business provisioning and the fair value of assets. Below are set out those critical accounting policies the application of which requires the Group to make critical estimates and judgements. Also set out are further critical accounting policies, and other items which require the application of critical estimates and judgements.

(a)	Critical accounting policies with linked critical estimates and judgements

Classification of insurance and investment contracts

IFRS 4 requires contracts written by insurers to be classified as either “insurance” contracts or “investment” contracts. The classification of the contract determines its accounting. Judgement is applied in the classification of these contracts.

Impacts £410 billion of reported liabilities, requiring classification.

Contracts which transfer significant insurance risk to the Group are classified as insurance contracts. Contracts that transfer financial risk to the Group but not significant insurance risk are termed investment contracts. Furthermore, some contracts, both insurance and investment, contain discretionary participating features representing the contractual right to receive additional benefits as a supplement to guaranteed benefits that (a) are likely to be a significant portion of the total contract benefits; (b) have amount or timing contractually at the discretion of the insurer; and (c) are contractually based on asset or fund performance, as discussed in IFRS 4. Insurance contracts and investment contracts with discretionary participation features are accounted for under IFRS 4. Investment contracts without discretionary participation features are accounted for as financial instruments.

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
Measurement of policyholder liabilities and unallocated surplus of with-profits

Due to their significance to the Group’s business, the measurement of policyholder liabilities and unallocated surplus of with-profits is a critical accounting policy.

The measurement basis of policyholder liabilities is dependent upon the classification of the contracts under IFRS 4 described above.

Impacts £410 billion of liabilities

IFRS 4 permits the continued usage of previously applied Generally Accepted Accounting Practices (GAAP) for insurance contracts and investment contracts with discretionary participating features.

A modified statutory basis of reporting was adopted by the Group on first time adoption of IFRS in 2005. This was set out in the Statement of Recommended Practice issued by Association of British Insurers (ABI SORP). An exception was for UK regulated with-profits funds which were measured under FRS 27 as discussed below.

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

The policies applied in each business unit are noted below. Additional details are discussed in note C4.2.

Measurement of Insurance contract liabilities and investment contracts with discretionary participation features liabilities.

Asia insurance operations

The policyholder liabilities for businesses in Asia are generally determined in accordance with methods prescribed by local GAAP adjusted to comply, where necessary, with the modified statutory basis. Refinements to the local reserving methodology are generally treated as changes in estimates, dependent on their nature. In some operations, including Taiwan, local GAAP is not an appropriate starting point and US GAAP principles are therefore applied.

While the basis of valuation of liabilities in this business is in accordance with the requirements of the ABI SORP, it may differ from that determined on the modified statutory basis for UK operations with the same features.

US insurance operations

The policyholder liabilities for Jackson’s conventional protection-type policies are determined under US GAAP principles with locked in assumptions for mortality, interest, policy lapses and expenses along with provisions for adverse deviations. For other policies, the policyholder liabilities include the policyholder account balance.

For those investment contracts in the US with fixed and guaranteed terms, the Group uses the amortised cost model to measure the liability. The US has no investment contracts with discretionary participation features.

UK insurance operations

The UK regulated with-profits funds’ liabilities are the realistic basis liabilities in accordance with FRS 27. The realistic basis requires the value of liabilities to be calculated as:

•   A with-profits benefits reserve; plus

•   Future policy-related liabilities; plus

•   The realistic current liabilities of the fund.

The with-profits benefits reserve is primarily based on the retrospective calculation of accumulated asset shares but is adjusted to reflect future policyholder benefits and other outgoings. Asset shares broadly reflect the policyholders’ share of the with-profits fund assets attributable to their policies.

The future policy-related liabilities must include a market consistent valuation of costs of guarantees, options and smoothing, less any related charges, and this amount is determined using either a stochastic approach, hedging costs or a series of deterministic projections with attributed probabilities.

The shareholders’ share of future costs of bonuses is included within the liabilities for unallocated surplus. Shareholder’s share of profit is recognised in line with the distribution of bonuses to policyholders.

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

Measurement of Investment contracts without discretionary participation features liabilities

Measured in accordance with IAS 39 to reflect the deposit nature of the arrangement, with premiums and claims reflected as deposits and withdrawals and taken directly to the statement of financial position as movements in the financial liability balance.

Incremental, directly attributable acquisition costs relating to the investment management element of these contracts are capitalised and amortised in line with the related revenue. If the contracts involve up-front charges, this income is also deferred and amortised through the income statement in line with contractual service provision in accordance with IAS 18.

Investment contracts without fixed and guaranteed terms are designated as fair value through profit or loss because the resulting liabilities are managed and their performance is evaluated on a fair value basis. Where the contract includes a surrender option its carrying value is subject to a minimum carrying value equal to its surrender value.

Further investment contracts are measured at amortised cost.

Measurement of unallocated surplus of with-profits funds

Represents the excess of assets over policyholder liabilities for the Group’s with-profits funds in the UK, Hong Kong, Malaysia and Singapore that have yet to be appropriated between policyholders and shareholders. The unallocated surplus is recorded wholly as a liability with no allocation to equity. The annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders, is transferred to (from) the unallocated surplus each year through a charge (credit) to the income statement. The balance retained in the unallocated surplus represents cumulative income arising on the with-profits business that has not been allocated to policyholders or shareholders. The balance of the unallocated surplus is determined after full provision for deferred tax on unrealised appreciation on investments.

Liability adequacy test

The Group performs adequacy testing on its insurance liabilities to ensure that the carrying amounts (net of related deferred acquisition costs) and, where relevant, present value of acquired in-force business is sufficient to cover current estimates of future cash flows. Any deficiency is immediately charged to the income statement.

The practical application for Jackson is in the context of the deferred acquisition cost asset and the liabilities for Jackson’s insurance contracts being determined in accordance with US GAAP. The liabilities include those in respect of the separate accounts (which reflect separate account assets), policyholder account values, and guarantees measured as described in note C4.2. Under US GAAP, most of Jackson’s products are accounted for under Accounting Standard no. 97 of the Financial Accounting Standards Board (FAS 97) whereby deferred acquisition costs are amortised in line with expected gross profits. Recoverability of the deferred acquisition costs in the balance sheet is tested against the projected value of future profits using current estimates and therefore no additional liability adequacy test is required by IFRS 4. The DAC recoverability test is performed in line with US GAAP requirements which in practice is at a grouped level of those contracts managed together.

(b)	Further critical accounting policies

Measurement and presentation of derivatives and debt securities of US insurance operations

Jackson holds a number of derivative instruments and debt securities. The selection of the accounting approach for these items significantly affects the volatility of IFRS profit before tax.

£7,616 million of US income statement investment return arises

For derivative instruments of Jackson that are entered into to mitigate economic exposures, the Group has considered whether it is appropriate to undertake the necessary operational changes to qualify for hedge accounting so as to achieve matching of value movements in hedging instruments and hedged items in the performance statements. The key factors considered in this assessment were the complexity of asset and liability matching in Jackson’s product range and the difficulty and cost of applying the macro hedge provisions under IAS 39 (which are more suited to banking arrangements) to Jackson’s derivative book.

The Group has decided that, except for occasional circumstances, applying hedge accounting using IAS 39 to derivative instruments held by Jackson would not improve the relevance or reliability of the financial statements to such an extent that from such derivatives and debt securities

would justify the difficulty and cost of applying these provisions. As a result of this decision, the total income statement results are more volatile as the movements in the fair value of Jackson’s derivatives are reflected within it. This volatility is reflected in the level of short-term fluctuations in investment returns, as shown in notes B1.1 and B1.2.

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

Presentation of results before tax

Profit before tax is a significant IFRS income statement item. The Group has chosen to present a measure of profit before tax attributable to shareholders which distinguishes between tax attributable to policyholders and unallocated surplus and tax borne by shareholders, to support understanding of the performance of the Group.

Profit before tax attributable to shareholders is £2,275 million and compares to profit before tax of £3,212 million.

The total tax charge for the Group reflects tax that, in addition to relating to shareholders’ profits, is also attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies. Further detail is provided in note B5. Reported profit before the total tax charge is not representative of pre-tax profits attributable to shareholders. Accordingly, in order to provide a measure of pre-tax profits attributable to shareholders the Group has chosen to adopt an income statement presentation of the tax charge and pre-tax results that distinguishes between policyholder and shareholder components.

Segmental analysis of results and earnings attributable to shareholders
The Group uses operating profit based on longer-term investment returns as the segmental measure of its results. Total segmental operating profit is £4,972 million as shown in note B1.2.

The basis of calculation of operating profit is disclosed in note B1.3.

For shareholder-backed business, with the exception of debt securities held by Jackson and assets classified as loans and receivables at amortised cost, all financial investments and investment property are designated as assets at fair value through profit or loss. Short-term fluctuations in fair value affect the result for the year and the Group provides additional analysis of results before and after the effects of short-term fluctuations in investment returns, together with other items that are of a short-term, volatile or one-off nature. The effects of short-term fluctuations include asymmetric impacts where the measurement bases of the liabilities and associated derivatives used to manage the Jackson annuity business differ as described in note B1.2.

Short-term fluctuations in investment returns on assets held by with-profits funds in the UK, Hong Kong, Malaysia and Singapore, do not affect directly reported shareholder results. This is because (i) the unallocated surplus of with-profits funds is accounted for as a liability and (ii) excess or deficits of income and expenditure of the funds over the required surplus for distribution are transferred to or from unallocated surplus.

(c)	Further critical estimates and judgements

Deferred acquisition costs for insurance contracts
The Group applies judgement and makes estimates in assessing whether adjustments to the carrying value or amortisation profile of deferred acquisition cost assets are necessary.	Except for acquisition costs of with-profits contracts of the UK regulated with-profits funds, which are accounted for under FRS 27, costs of acquiring new insurance business are accounted for in a way that is consistent with the principles of the ABI SORP with deferral and amortisation against margins in future revenues on the related insurance policies. In general, this deferral is shown by an explicit carrying value in the balance sheet. However, in some Asia operations the deferral is implicit through the reserving methodology. The recoverability of the deferred acquisition costs is measured and are deemed impaired if the projected margins are less than the carrying value. To the extent that the future margins differ from those anticipated, then an adjustment to the carrying value will be necessary.

Costs of acquiring new insurance business, principally commissions, marketing and advertising and certain other costs associated with policy insurance and underwriting that are not reimbursed by policy charges, are specifically identified and capitalised as part of deferred acquisition costs.

£9,178 billion of deferred acquisition costs as per note C5(b).

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

US insurance operations

The Group’s US insurance operations apply FAS ASU 2010-26 on ‘Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts’ and capitalises only those incremental costs directly relating to successfully acquiring a contract.

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

For US variable annuity business, a key assumption is the long-term investment return from the separate accounts, which is determined using a mean reversion methodology. Under the mean reversion technique applied by Jackson, the projected level of return for each of the next five years is adjusted from period to period so that in combination with the actual rates of return for the preceding three years, including the current period, the assumed long-term annual return (gross of asset management fees and other charges to policyholders, but net of external fund management fees) is realised on average over the entire eight-year period. Projected returns after the mean reversion period revert back to the long-term investment return. For further details, refer to note C7.3(iv).

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

Jackson uses shadow accounting to make adjustments to the deferred acquisition costs which are recognised directly in other comprehensive income. To the extent that recognition of unrealised gains or losses on available-for-sale securities causes adjustments to the carrying value and amortisation patterns of deferred acquisition costs and deferred income, these adjustments are recognised in other comprehensive income to be consistent with the treatment of the gains or losses on the securities. More precisely, shadow DAC adjustments reflect the change in deferred acquisition costs that would have arisen if the assets held in the statement of financial position had been sold, crystallising unrealised gains or losses, and the proceeds reinvested at the yields currently available in the market.

UK insurance operations

For UK regulated with-profits funds where FRS 27 is applied, the basis of setting liabilities is such that it would be inappropriate for acquisition costs to be deferred, therefore these costs are expensed as incurred. The majority of the UK shareholder-backed business is individual and group annuity business where the deferral of acquisition costs is negligible.

Financial investments – Valuation

Financial Investments held at fair value represent £349.8 billion of the Group’s total assets.

The Group applies valuation techniques to determine the balance recognised for financial investments held at fair value.

Financial investments held at amortised cost represent £12.2 billion of the Group’s total assets.

The Group holds the majority of its financial investments at fair value (either through profit and loss or available for sale). Financial Investments held at amortised cost primarily comprise of Loans and Deposits.

Determination of fair value

The Group uses current bid prices to value its investments with quoted prices. Actively traded investments without quoted prices are valued using prices provided by third parties as described further in note C3.1.

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

Financial investments measured at fair value are classified into a three level hierarchy as described in note C3.1(b).

Determination of impaired value

In estimating the present value of future cash flows for determining the impaired value of instruments held at amortised cost, the Group looks at the expected cash flows of the assets and applies historical loss experience of assets with similar credit risks that has been adjusted for conditions in the historical loss experience which no longer exist, or for conditions that are expected to arise. The estimated future cash flows are discounted using the financial asset’s original or variable effective interest rate and exclude credit losses that have not yet been incurred.

In estimating any required impairment for US residential mortgage-backed and other asset-backed securities held as available for sale, the expected value of future cash flows is determined using a model, the key assumptions of which include how much of the currently delinquent loans will eventually default and assumed loss severity.
Financial investments – Determining impairment in relation to financial assets

The Group applies estimates and assumptions in determining when an impairment in value has occurred on financial investments classified as ‘available-for-sale’ or ‘at amortised cost’.

If a loss event that will have a detrimental effect on cash flows is identified, an impairment loss is recognised in the income statement. The loss recognised is determined as the difference between the book cost and the fair value of the relevant impaired assets. This loss comprises the effect of the expected loss of contractual cash flows and any additional market-price-driven temporary reductions in values.

Affects £52.8 billion of assets.

Available-for-sale securities

The Group’s review of fair value involves several criteria, including economic conditions, credit loss experience, other issuer-specific developments and future cash flows. These assessments are based on the best available information at the time. Factors such as market liquidity, the widening of bid/ask spreads and a change in cash flow assumptions can contribute to future price volatility. If actual experience differs negatively from the assumptions and other considerations used in the consolidated financial statements, unrealised losses currently in equity may be recognised in the income statement in future periods. Additional details on the impairments of the available-for-sale securities of Jackson are described in note C3.2(c).

The majority of the US insurance operation’s debt securities portfolio are accounted for on an available-for-sale basis. The consideration of evidence of impairment requires management’s judgement. In making this determination a range of market and industry indicators are considered including the severity and duration of the decline in fair value and the financial condition and prospects of the issuer.

For US residential mortgage-backed and other asset-backed securities, all of which are classified as available-for-sale, impairment is estimated using a model of expected future cash flows. Key assumptions used in the model include assumptions about how much of the currently delinquent loans will eventually default and assumed loss severity.

Assets held at amortised cost

Assets held at amortised cost are subject to impairment testing where appropriate under IFRS requirements by comparing estimated future cash flows to the carrying value of the asset. In estimating future cash flows, the Group looks at the expected cash flows of the assets and applies historical loss experience of assets with similar credit risks that has been adjusted for conditions in the historical loss experience which no longer exist, or for conditions that are expected to arise. The estimated future cash flows are discounted using the financial asset’s original or variable effective interest rate and exclude credit losses that have not yet been incurred. In estimating future cash flows, for the purposes of impairment testing for assets held at amortised cost, the Group looks at the expected cash flows of the assets and applies historical loss experience of assets with similar credit risks that has been adjusted for conditions in the historical loss experience which no longer exist, or for conditions that are expected to arise. The estimated future cash flows are discounted using the financial asset’s original or variable effective interest rate and exclude credit losses that have not yet been incurred.

Reversal of impairment losses

If, in subsequent periods, an impaired debt security held on an available-for-sale basis or an impaired loan or receivable recovers in value (in part or in full), and this recovery can be objectively related to an event occurring after the impairment, then the previously recognised impairment loss is reversed through the income statement (in part or in full).

Intangible assets – Carrying value of distribution rights
The Group applies judgement when considering whether indicators of impairment exist for intangible assets representing distribution rights. Affects £1.5 billion of assets.

Distribution rights relate to fees paid under bancassurance partnership arrangements for bank distribution of products for the term of the contractual agreement with the bank partner.

Distribution rights impairment testing is conducted when there is an indication of impairment.

The Group monitors a number of internal and external factors, including indications that the financial performance of the arrangement is likely to be worse than originally expected and changes in relevant legislation and regulatory requirements that could impact the Group’s ability to continue to sell new business through the bancassurance channel, to assess for indications of impairment.

A3.2	New accounting pronouncements not yet effective

The following standards, interpretations and amendments have been issued but are not yet effective in 2016, including those which have not yet been adopted in the EU. This is not intended to be a complete list as only those standards, interpretations and amendments that could have an impact upon the Group’s financial statements are discussed.

Accounting pronouncements endorsed by the EU but not yet effective

IFRS 15, ‘Revenue from Contracts with Customers’

This standard effective for annual periods beginning on or after 1 January 2018, provides a single framework to recognise revenue for contacts with different characteristics and overrides the framework provided for such contracts in other standards. The contracts excluded from the scope of this standard include:

•	Lease contracts within the scope of IAS 17 ’Leases’;
•	Insurance contracts within the scope of IFRS 4, ‘Insurance Contracts’; and
•	Financial instruments within the scope of IAS 39 ‘Financial Instruments’.

As a result of the scope exclusion above, this standard is of particular relevance only to the revenue recognition of the Group’s asset management contracts and the measurement of the Group’s investment contracts that do not contain discretionary participating features where the contracts include an investment management element. The Group does not expect the standard to have a significant impact on the Group’s financial statements.

IFRS 9, ‘Financial instruments: Classification and measurement’

In July 2014, the IASB published a complete version of IFRS 9 with the exception of macro hedge accounting. The standard becomes mandatorily effective for the annual periods beginning on or after 1 January 2018, with early application permitted and transitional rules apply.

This standard replaces the existing IAS 39,’Financial Instruments – Recognition and Measurement’, and will affect:

•	The classification and the measurement of financial assets and liabilities. Under IFRS 9, financial assets are classified under one of the following categories: amortised cost, fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVTPL) based on their contractual cash flow characteristics and/or the business model in which they are held. The existing amortised cost measurement for financial liabilities is largely maintained under IFRS 9 but for financial liabilities designated at FVTPL, changes in fair value due to changes in entity’s own credit risk, required by IFRS 13, are to be recognised in other comprehensive income;

•	The calculation of the impairment charge relevant for financial assets held at amortised cost or FVOCI. A new impairment model based on an expected credit loss approach replaces the existing IAS 39 incurred loss impairment model; and

•	The hedge accounting requirements which are more closely aligned with the risk management activities of the company.

In September 2016, the IASB published Amendments to IFRS 4, “Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts” to address the temporary consequences of the different effective dates of IFRS 9 and the new insurance contracts standard. The amendments include an optional temporary exemption from applying IFRS 9 that is available to companies whose predominant activity is to issue insurance contracts. Such a deferral will be available until the new Insurance Contracts Standard (IFRS 17) comes into effect (but it cannot be used after 1 January 2021) The Group meets the criteria and intends to take advantage of the temporary exemption afforded by the amendments to IFRS 4 from applying IFRS 9 until IFRS 17 comes into effect, which is expected to be in 2021. The amendments to IFRS 4 are not yet endorsed by the EU. However, the European Financial Reporting Advisory Group (EFRAG) has provided advice to the European Commission recommending endorsement.

The Group will be assessing the impact of this IFRS 9 in conjunction with the requirements of the IASB’s proposals for insurance contracts accounting as they are developed to a final standard. The adoption of the requirements of IFRS 9 may result in reclassification of certain of the Group’s financial assets and hence lead to a change in the measurement of these instruments or the performance reporting of value movements. In addition, for any investments classified as FVOCI, as noted above, the impairment provisioning approach is altered from the current IAS 39 approach. The Group does not currently apply hedge accounting for most of its derivative programmes but will reconsider its approach in light of new requirements under the standard on adoption.

Accounting pronouncements not yet endorsed by the EU

IFRS 16, ‘Leases’

In January 2016, the IASB published a new standard, IFRS 16 ‘Leases’ effective for periods beginning on or after 1 January 2019, with earlier adoption permitted if IFRS 15 ‘Revenue from Contracts with Customers’ has also been applied.

The new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. For lessee accounting, this has the effect of bringing most of the existing operating leases to be accounted for in a similar manner as finance leases under the existing IAS 17, ‘Leases’. Lessor accounting however remains largely unchanged from IAS 17.

This new standard is of particular relevance to the operating leases for major assets where Prudential is a lessee, which relate to leases of properties occupied by the Group’s businesses. Under IFRS 16, these leases will be brought on to the statement of financial position with a “right to use” asset being established and a corresponding liability representing the obligation to make lease payments. The current rental accrual charge in the profit and loss account will be replaced with a depreciation charge for the “right to use” asset and the interest expense on the lease liability. The Group is currently assessing the impact of this new standard.

Amendments to IAS 12: Income Taxes

In January 2016, the IASB issued amendments to IAS 12 Income Taxes clarifying the requirements on recognition of deferred tax assets for unrealised losses on a debt instrument measured at fair value. The amendments are effective from 1 January 2017. The Group has assessed the requirements of these amendments and concluded that they do not require any changes to the Group’s accounting policy for deferred tax.

Other new accounting pronouncements

In addition to the above, the Group is also assessing the impact of the following new accounting pronouncements but are not expecting them to have a significant impact on the Group’s financial statements:

•	Amendments to IAS 7 Statement of Cash Flows: Disclosure Initiative, issued in January 2016 and effective from 1 January 2017;
•	Amendments to IFRS 2: Classification and measurement of share-based payment transactions, issued in June 2016 and effective from 1 January 2018;
•	Annual Improvements to IFRS Standards 2014-2016 Cycle, issued in December 2016 and effective from 1 January 2017/1 January 2018;
•	IFRIC Interpretation 22 Foreign Currency Transactions and Advance Consideration, issued in December 2016 and effective from 1 January 2018; and
•	Amendments to IAS 40, Transfers of Investment Property, issued in December 2016 and effective from 1 January 2018.

B	EARNINGS PERFORMANCE

B1	Analysis of performance by segment

B1.1	Segment results – profit before tax

		2016 £m	2015* £m	2014 £m
	Note
Asia operations
Asia insurance operations*	B4(a)	1,503	1,171	1,018
Eastspring Investments		141	115	90
Total Asia operations		1,644	1,286	1,108

US operations
Jackson (US insurance operations)		2,052	1,691	1,431
Broker-dealer and asset management		(4)	11	12
Total US operations		2,048	1,702	1,443

UK operations
UK insurance operations:	B4(b)
Long-term business		799	1,167	729
General insurance commissionnote (i)		29	28	24
Total UK insurance operations		828	1,195	753
M&G		425	442	446
Prudential Capital		27	19	42
Total UK operations		1,280	1,656	1,241
Total segment profit		4,972	4,644	3,792

Other income and expenditure
Investment return and other income		1	14	15
Interest payable on core structural borrowings		(360)	(312)	(341)
Corporate expenditurenote (ii)		(334)	(319)	(293)
Total		(693)	(617)	(619)
Solvency II implementation costs		(28)	(43)	(28)
Restructuring costs note (iii)		(38)	(15)	(14)
Interest received from tax settlement		43	-
Results of the sold PruHealth and PruProtect businesses		-	-	23
Operating profit based on longer-term investment returns		4,256	3,969	3,154
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(1,678)	(755)	(605)
Amortisation of acquisition accounting adjustmentsnote (iv)		(76)	(76)	(79)
Gain on sale of PruHealth and PruProtect businessesnote (vi)		-	-	86
(Loss) profit attaching to the held for sale Korea life business	D1	(227)	56	63
Cumulative exchange loss on the sold Japan life business recycled from other comprehensive incomenote(v)		-	(46)	-
Costs of domestication of Hong Kong branchnote (vii)		-	-	(5)
Profit before tax attributable to shareholders		2,275	3,148	2,614
Tax charge attributable to shareholders’ returns		(354)	(569)	(398)
Profit for the year attributable to shareholders		1,921	2,579	2,216

Basic earnings per share (in pence)	B6	2016	2015	2014
Based on operating profit based on longer-term investment returns		131.3p	124.6p	95.7p
Based on profit for the year		75.0p	101.0p	86.9p
*	To facilitate future comparisons of operating profit based on longer-term investment returns that reflect the Group’s retained operations, the results attributable to the held for sale Korea life business are included separately within the supplementary analysis of profit above.

Notes

(i)	The Group’s UK insurance operations transferred its general insurance business to Churchill in 2002. General insurance commission represents the commission receivable net of expenses for Prudential-branded general insurance products as part of this arrangement, which terminated at the end of 2016.
(ii)	Corporate expenditure as shown above is for Group Head Office and Asia Regional Head Office.
(iii)	Restructuring costs are incurred in the UK and Asia and represent one-off business development expenses.
(iv)	Amortisation of acquisition accounting adjustments principally relate to the acquired REALIC business of Jackson.
(v)	On 5 February 2015, the Group completed the sale of its closed book life insurance business in Japan.
(vi)	In November 2014, PAC completed the sale of its 25 per cent equity stake in the PruHealth and PruProtect businesses to Discovery Group Europe Limited.
(vii)	On 1 January 2014, the Hong Kong branch of the Prudential Assurance Company Limited was transferred to separate subsidiaries established in Hong Kong.

B1.2	Short-term fluctuations in investment returns on shareholder-backed business

	2016 £m	2015* £m	2014* £m
Insurance operations:
Asia note (i)	(225)	(137)	147
US note (ii)	(1,455)	(424)	(1,103)
UK note (iii)	198	(120)	464
Other operations note (iv)	(196)	(74)	(113)
Total	(1,678)	(755)	(605)
*	To facilitate comparisons of operating profit based on longer-term investment returns that reflect the Group’s retained operations, the short-term fluctuations in investment returns attributable to the held for sale Korea life business are included separately within the supplementary analysis of profit.

Notes

(i)	Asia insurance operations
In Asia, the short-term fluctuations of negative £(225) million (2015: negative £(137) million; 2014: positive £147 million) principally reflect the impact of changes in interest rates across the region on bonds, and equity market falls in China.
(ii)	US insurance operations
The short-term fluctuations in investment returns for US insurance operations are reported net of related credit for amortisation of deferred acquisition costs, of £565 million as shown in note C5(b) (2015: £93 million; 2014: £653 million) and comprise amounts in respect of the following items:

	2016 £m	2015 £m	2014 £m
Net equity hedge resultnote (a)	(1,587)	(504)	(1,574)
Other than equity-related derivativesnote (b)	(126)	29	391
Debt securities note (c)	201	1	47
Equity-type investments: actual less longer-term return	35	19	16
Other items	22	31	17
Total	(1,455)	(424)	(1,103)

Notes

(a)	Net equity hedge result

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

The result comprises the net effect of:

1	The accounting value movements on the variable and fixed index annuity guarantee liabilities. This includes:
•	The Guaranteed Minimum Death Benefit (GMDB), and the ‘for life’ portion of Guaranteed Minimum Withdrawal Benefit (GMWB) guarantees which are measured under the US GAAP basis applied for IFRS in a way that is substantially insensitive to the effect of current period equity market and interest rate changes; and

•	The ‘not for life’ portion of GMWB embedded derivative liabilities which are required to be measured under IAS 39 using a basis under which the projected future growth rate of the account balance is based on current swap rates (rather than expected rates of return) with only a portion of the expected future guarantee fees included. Reserve value movements on these liabilities are sensitive to changes to levels of equity markets, implied volatility and interest rates.
2	Adjustments in respect of fee assessments and claim payments;
3	Fair value movements on free-standing equity derivatives held to manage equity exposures of the variable annuity guarantees and fixed index annuity embedded options.
4	Related changes to DAC amortisation in accordance with the policy that DAC is amortised in line with emergence of margins.

The net equity hedge result therefore includes significant accounting mismatches and other factors that detract from the presentation of an economic result. These other factors include:

•	The variable annuity guarantees and fixed index annuity embedded options being only partially fair valued under ‘grandfathered’ US GAAP;
•	The interest rate exposure being managed through the other than equity-related derivative programme explained in note (b) below; and
•	Jackson’s management of its economic exposures for a number of other factors that are treated differently in the accounting frameworks such as future fees and assumed volatility levels.

(b)	Other than equity-related derivatives

The fluctuations for this item comprise the net effect of:

•	Fair value movements on free-standing, other than equity-related derivatives;
•	Accounting effects of the Guaranteed Minimum Income Benefit (GMIB) reinsurance; and
•	Related amortisation of DAC.

The free-standing, other than equity-related derivatives, are held to manage interest rate exposures and durations within the general account and the variable annuity guarantees and fixed index annuity embedded options described in note (a) above.

The direct GMIB liability is valued using the US GAAP measurement basis applied for IFRS reporting in a way that substantially does not recognise the effects of market movements. Reinsurance arrangements are in place so as to essentially fully insulate Jackson from the GMIB exposure. Notwithstanding that the liability is essentially fully reinsured, as the reinsurance asset is net settled, it is deemed a derivative under IAS 39 which requires fair valuation.

The fluctuations for this item therefore include significant accounting mismatches caused by:

•	The fair value movements booked in the income statement on the derivative programme being in respect of the management of interest rate exposures of the variable and fixed index annuity business, as well as the fixed annuity business guarantees and durations within the general account;
•	Fair value movements on Jackson’s debt securities of the general account which are recorded in other comprehensive income rather than the income statement; and
•	The mixed measurement model that applies for the GMIB and its reinsurance.

(c)	Short-term fluctuations related to debt securities

	2016 £m	2015 £m	2014 £m
Short-term fluctuations relating to debt securities
(Charges) credits in the year:
Losses on sales of impaired and deteriorating bonds	(94)	(54)	(5)
Defaults	(4)	—	—
Bond write-downs	(35)	(37)	(4)
Recoveries / reversals	15	18	19
Total (charges) credits in the year	(118)	(73)	10
Less: Risk margin allowance deducted from operating profit based on longer-term investment returnsnote	89	83	78
	(29)	10	88
Interest-related realised gains:
Arising in the year	376	102	63
Less: Amortisation of gains and losses arising in current and prior years to operating profit based on longer-term investment returns	(135)	(108)	(87)
	241	(6)	(24)
Related amortisation of deferred acquisition costs	(11)	(3)	(17)
Total short-term fluctuations related to debt securities	201	1	47

Note

The debt securities of Jackson are held in the general account of the business. Realised gains and losses are recorded in the income statement with normalised returns included in operating profit with variations from year to year included in the short-term fluctuations category. The risk margin reserve charge for longer-term credit-related losses included in operating profit based on longer-term investment returns of Jackson for 2016 is based on an average annual risk margin reserve of 21 basis points (2015: 23 basis points; 2014: 24 basis points) on average book values of US$56.4 billion (2015: US$54.6 billion; 2014: US$54.5 billion) as shown below:

	2016				2015				2014
Moody’s rating category (or equivalent under NAIC ratings of mortgage-backed securities)	Average book value	RMR	Annual expected loss		Average book value	RMR	Annual expected loss		Average book value	RMR	Annual expected loss
	US$m	%	US$m	£m	US$m	%	US$m	£m	US$m	%	US$m	£m

A3 or higher	29,051	0.12	(36)	(27)	28,185	0.13	(37)	(24)	27,912	0.12	(34)	(21)
Baa1, 2 or 3	25,964	0.24	(62)	(46)	24,768	0.25	(62)	(40)	24,714	0.25	(62)	(38)
Ba1, 2 or 3	1,051	1.07	(11)	(8)	1,257	1.17	(15)	(10)	1,390	1.23	(17)	(10)
B1, 2 or 3	312	2.95	(9)	(7)	388	3.08	(12)	(8)	385	3.04	(12)	(7)
Below B3	40	3.81	(2)	(1)	35	3.70	(1)	(1)	92	3.70	(4)	(2)
Total	56,418	0.21	(120)	(89)	54,633	0.23	(127)	(83)	54,493	0.24	(129)	(78)

Related amortisation of deferred acquisition costs (see below)			23	17			24	16			25	15

Risk margin reserve charge to operating profit for longer-term credit related losses			(97)	(72)			(103)	(67)			(104)	(63)

Consistent with the basis of measurement of insurance assets and liabilities for Jackson’s IFRS results, the charges and credits to operating profits based on longer-term investment returns are partially offset by related amortisation of deferred acquisition costs.

In addition to the accounting for realised gains and losses described above for Jackson general account debt securities, included within the statement of other comprehensive income is a pre-tax credit for unrealised losses on debt securities classified as available-for-sale net of related change in amortisation of deferred acquisition costs of £48 million (2015: charge for net unrealised losses £(968) million; 2014: net unrealised gains £869 million). Temporary market value movements do not reflect defaults or impairments. Additional details of the movement in the value of the Jackson portfolio are included in note C3.2(b).

(iii)	UK insurance operations

The positive short-term fluctuations in investment returns for UK insurance operations of £198 million (2015: negative £(120) million; 2014: positive £464 million) mainly reflects gains on bonds backing the capital of the shareholder-backed annuity business following the fall in 15-year gilt yields over 2016.

(iv)	Other

The negative short-term fluctuations in investment returns for other operations of £(196) million (2015: negative £(74) million; 2014: negative £(113) million) include unrealised value movements on financial instruments driven by the fall in interest rates.

(v)	Default losses

The Group incurred default losses of £(4) million on its shareholder-backed debt securities for 2016 wholly in respect of Jackson’s portfolio (2015: £nil;2014: £nil).

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

Performance measure

The performance measure of operating segments utilised by the Company is IFRS operating profit attributable to shareholders based on longer-term investment returns, as described below. This measurement basis distinguishes operating profit based on long-term investment returns from other constituents of the total profit as follows:

•	Short-term fluctuations in investment returns on shareholder-backed business. This includes the impact of short-term market effects on the carrying value of Jackson’s guarantee liabilities and related derivatives as explained below.
•	Gain on the sale of the Group’s stake in the PruHealth and PruProtect businesses in 2014;
•	Amortisation of acquisition accounting adjustments arising on the purchase of business. This comprises principally the charge for the adjustments arising on the purchase of REALIC in 2012;
•	Loss attaching to the held for sale Korea life business. See note D1 for further details;
•	The recycling of the cumulative exchange translation loss on the sold Japan life business from other comprehensive income to the income statement in 2015; and
•	The costs associated with the domestication of the Hong Kong branch which became effective on 1 January 2014.

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

Except in the case of assets backing liabilities which are directly matched (such as unit-linked business) or closely correlated with value movements (as discussed below) operating profit based on longer-term investment returns for shareholder-financed business is determined on the basis of expected longer-term investment returns.

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

At 31 December 2016, the level of unamortised interest-related realised gains and losses related to previously sold bonds for the Group was a net gain of £969 million (2015: £567 million; 2014: £467 million).

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

Debt securities

For this business, the realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are being amortised over the period to the date those securities would otherwise have matured, with no explicit risk margin reserve charge.

Equity-type securities

For Asia insurance operations, investments in equity securities held for non-linked shareholder-backed operations amounted to £1,405 million as at 31 December 2016 (2015: £840 million; 2014: £932 million). The rates of return applied in 2016 ranged from 3.2 per cent to 13.9 per cent (2015: 3.5 per cent to 13.0 per cent; 2014: 2.7 per cent to 13.8 per cent) with the rates applied varying by territory. These rates are broadly stable from period to period but may be different between countries reflecting, for example, differing expectations of inflation in each territory. The assumptions are for the returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations.

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

(ii) US variable and fixed index annuity business

The following value movements for Jackson’s variable and fixed index annuity business are excluded from operating profit based on longer-term investment returns. See note B1.2 note (ii):

•	Fair value movements for equity-based derivatives;
•	Fair value movements for embedded derivatives for the ‘not for life’ portion of GMWB and fixed index annuity business, and GMIB reinsurance (see below);
•	Movements in the accounts carrying value of GMDB and the ‘for life’ portion of GMWB and GMIB liabilities, for which, under the ‘grandfathered’ US GAAP applied under IFRS for Jackson’s insurance assets and liabilities, the measurement basis gives rise to a muted impact of current period market movements;
•	A portion of the fee assessments as well as claim payments, in respect of guarantee liabilities; and
•	Related amortisation of deferred acquisition costs for each of the above items.

Embedded derivatives for variable annuity guarantee minimum income benefit

The GMIB liability, which is essentially fully reinsured, subject to a deductible and annual claim limits, is accounted for in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Subtopic 944-80 Financial Services – Insurance – Separate Accounts (formerly SOP 03-1) under IFRS using ‘grandfathered’ US GAAP. As the corresponding reinsurance asset is net settled, it is considered to be a derivative under IAS 39, ‘Financial Instruments: Recognition and Measurement’, and the asset is therefore recognised at fair value. As the GMIB is economically reinsured, the mark-to-market element of the reinsurance asset is included as a component of short-term fluctuations in investment returns.

(iii) Other derivative value movements

The principal example of non-equity-based derivatives (for example, interest rate swaps and swaptions) whose value movements are excluded from operating profit, arises in Jackson. Non-equity-based derivatives are primarily held by Jackson as part of a broadly-based hedging programme for features of Jackson’s bond portfolio (for which value movements are booked in the statement of comprehensive income rather than the income statement), product liabilities (for which US GAAP accounting as ‘grandfathered’ under IFRS 4 does not fully reflect the economic features being hedged), and the interest rate exposure attaching to equity-based embedded derivatives.

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

Equity-type securities

As at 31 December 2016, the equity-type securities for US insurance non-separate account operations amounted to £1,323 million (2015: £1,004 million; 2014: £1,094 million). For these operations, the longer-term rates of return for income and capital applied in the years indicated, which reflect the combination of the average risk-free rates over the year and appropriate risk premiums are as follows:

	2016	2015	2014

Equity-type securities such as common and preferred stock and portfolio holdings in mutual funds	5.5% to 6.5%	5.7% to 6.4%	6.2% to 6.7%
Other equity-type securities such as investments in limited partnerships and private equity funds	7.5% to 8.5%	7.7% to 8.4%	8.2% to 8.7%

(d)	UK Insurance operations
(i)	Shareholder-backed annuity business

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

The operating result based on longer-term investment returns reflects the impact of value movements on policyholder liabilities for annuity business within the non-profit sub-fund of The Prudential Assurance Company (PAC) after adjustments to allocate the following elements of the movement to the category of ‘short-term fluctuations in investment returns’:

•	The impact on credit risk provisioning of actual upgrades and downgrades during the period;
•	Credit experience compared with assumptions; and
•	Short-term value movements on assets backing the capital of the business.

Credit experience reflects the impact of defaults and other similar experience, such as asset exchanges arising from debt restructuring by issuers that include effectively an element of permanent impairment of the security held. Positive or negative experience compared with assumptions is included within short-term fluctuations in investment returns without further adjustment. The effects of other changes to credit risk provisioning are included in the operating result, as is the net effect of changes to the valuation rate of interest due to portfolio rebalancing to align more closely with management benchmark.

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

(e)	Fund management and other non-insurance businesses

For these businesses, the particular features applicable for life assurance noted above do not apply. For these businesses, it is inappropriate to include returns in the operating result on the basis described above. Instead, it is appropriate to generally include realised gains and losses in the operating result with temporary unrealised gains and losses being included in short-term fluctuations. In some instances, it may also be appropriate to amortise realised gains and losses on derivatives and other financial instruments to operating results over a time period that reflects the underlying economic substance of the arrangements.

B1.4	Segmental income statement

	2016 £m
	Insurance operations			Asset management
	Asia	US	UK	M&G	Prudential Capital	US	Eastspring Investments	Total segment	Unallocated to a segment (central operations)	Group total
									note (iii)
Gross premium earned	14,006	14,685	10,290	-	-	-	-	38,981	-	38,981
Outward reinsurance	(648)	(367)	(1,005)	-	-	-	-	(2,020)	-	(2,020)
Earned premiums, net of reinsurance	13,358	14,318	9,285	-	-	-	-	36,961	-	36,961
Other income from external customersnote (ii)	77	4	374	972	19	680	176	2,302	68	2,370
Total revenue from external customers	13,435	14,322	9,659	972	19	680	176	39,263	68	39,331
Intra-group revenue	-	-	-	200	37	103	211	551	(551)	-
Interest incomenote (iv)	873	2,149	4,502	15	47	2	2	7,590	57	7,647
Other investment return B1.5	2,040	5,461	17,577	1	(41)	-	2	25,040	(176)	24,864
Total revenue, net of reinsurance	16,348	21,932	31,738	1,188	62	785	391	72,444	(602)	71,842
Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	(11,442)	(20,214)	(27,710)	-	-	-	-	(59,366)	-	(59,366)
Interest on core structural borrowings	-	(15)	-	-	(17)	-	-	(32)	(328)	(360)
Acquisition costs and other operating expenditureB3	(3,564)	(1,174)	(2,241)	(768)	(74)	(789)	(304)	(8,914)	66	(8,848)
Remeasurement of carrying value of Korea life business classified as held for saleD1	(238)	-	-	-	-	-	-	(238)	-	(238)
Total charges, net of reinsurance	(15,244)	(21,403)	(29,951)	(768)	(91)	(789)	(304)	(68,550)	(262)	(68,812)
Share of profit from joint ventures and associates, net of related tax	94	-	21	13	-	-	54	182	-	182
Profit (loss) before tax (being tax attributable to shareholders’ and policyholders’ returns)note (i)	1,198	529	1,808	433	(29)	(4)	141	4,076	(864)	3,212
Tax charge attributable to policyholders’ returns	(155)	-	(782)	-	-	-	-	(937)	-	(937)
Profit (loss) before tax attributable to shareholders	1,043	529	1,026	433	(29)	(4)	141	3,139	(864)	2,275

Analysis of operating profit
Operating profit (loss) based on longer-term investment returns	1,503	2,052	828	425	27	(4)	141	4,972	(716)	4,256
Short-term fluctuations in investment returns on shareholder-backed business	(225)	(1,455)	198	8	(56)	-	-	(1,530)	(148)	(1,678)
Amortisation of acquisition accounting adjustments	(8)	(68)	-	-	-	-	-	(76)	-	(76)
Loss attaching to the held for sale Korea life businessD1	(227)	-	-	-	-	-	-	(227)	-	(227)
Profit (loss) before tax attributable to shareholders	1,043	529	1,026	433	(29)	(4)	141	3,139	(864)	2,275

	2015 £m
	Insurance operations			Asset management
	Asia	US	UK	M&G	Prudential Capital	US	Eastspring Investments	Total segment	Unallocated to a segment (central operations)	Group total
									note (iii)
Gross premium earned	10,814	16,887	8,962	-	-	-	-	36,663	-	36,663
Outward reinsurance	(364)	(320)	(473)	-	-	-	-	(1,157)	-	(1,157)
Earned premiums, net of reinsurance	10,450	16,567	8,489	-		-	-	35,506	-	35,506
Other income from external customersnote (ii)	64	-	374	1,008	19	760	171	2,396	99	2,495
Total revenue from external customersnote (v)	10,514	16,567	8,863	1,008	19	760	171	37,902	99	38,001
Intra-group revenue	-	-	-	194	25	90	178	487	(487)	-
Interest incomenote (iv)	743	1,921	4,240	18	107	-	2	7,031	(13)	7,018
Other investment return B1.5	(1,042)	(2,703)	132	17	(97)	(7)	1	(3,699)	(15)	(3,714)
Total revenue, net of reinsurance	10,215	15,785	13,235	1,237	54	843	352	41,721	(416)	41,305
Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	(6,543)	(13,029)	(10,084)	-	-	-	-	(29,656)	-	(29,656)
Interest on core structural borrowings	-	(13)	-	-	(17)	-	-	(30)	(282)	(312)
Acquisition costs and other operating expenditureB3	(2,651)	(1,544)	(2,025)	(810)	(82)	(832)	(278)	(8,222)	14	(8,208)
Disposal of Japan life business: Cumulative exchange loss recycled from other comprehensive income	(46)	-	-	-	-	-	-	(46)	-	(46)
Total charges, net of reinsurance	(9,240)	(14,586)	(12,109)	(810)	(99)	(832)	(278)	(37,954)	(268)	(38,222)
Share of profit from joint ventures and associates, net of related tax	130	-	53	14	-	-	41	238	-	238
Profit (loss) before tax (being tax attributable to shareholders’ and policyholders’ returns)note (i)	1,105	1,199	1,179	441	(45)	11	115	4,005	(684)	3,321
Tax charge attributable to policyholders’ returns	(69)	-	(104)	-	-	-	-	(173)	-	(173)
Profit (loss) before tax attributable to shareholders	1,036	1,199	1,075	441	(45)	11	115	3,832	(684)	3,148

Analysis of operating profit
Operating profit (loss) based on longer-term investment returns	1,171	1,691	1,195	442	19	11	115	4,644	(675)	3,969
Short-term fluctuations in investment returns on shareholder-backed business	(137)	(424)	(120)	(1)	(64)	-	-	(746)	(9)	(755)
Amortisation of acquisition accounting adjustments	(8)	(68)	-	-	-	-	-	(76)	-	(76)
Profit attaching to the held for sale Korea life business	56	-	-	-	-	-	-	56	-	56
Cumulative exchange loss on the sold Japan life business	(46)	-	-	-	-	-	-	(46)	-	(46)
Profit (loss) before tax attributable to shareholders	1,036	1,199	1,075	441	(45)	11	115	3,832	(684)	3,148

	2014 £m
	Insurance operations				Asset management
	Asia	US	UK		M&G	Prudential Capital	US	Eastspring Investments	Total segment	Unallo- cated to a segment (central operations)	Group total
										note (iii)
Gross premium earned	9,820	15,654	7,358		-	-	-	-	32,832	-	32,832
Outward reinsurance	(311)	(265)	(223)		-	-	-	-	(799)	-	(799)
Earned premiums, net of reinsurance	9,509	15,389	7,135		-	-	-	-	32,033	-	32,033
Other income from external customers note (ii)	49	(2)	240		1,053	5	724	161	2,230	76	2,306
Total revenue from external customers note (v)	9,558	15,387	7,375		1,053	5	724	161	34,263	76	34,339
Intra-group revenue	1,373	-	(1,373)		208	25	84	146	463	(463)	-
Interest revenue note (iv)	777	1,857	4,053		-	101	-	2	6,790	12	6,802
Other investment return B1.5	3,111	3,581	12,394		23	(20)	(2)	1	19,088	(103)	18,985
Total revenue, net of reinsurance	14,819	20,825	22,449		1,284	111	806	310	60,604	(478)	60,126
Benefits and claims and movement in unallocated surplus of with-profits funds	(11,247)	(19,761)	(19,161)		-	-	-	-	(50,169)	-	(50,169)
Interest on core structural borrowings	-	(12)	-		-	(17)	-	-	(29)	(312)	(341)
Acquisition costs and other operating expenditureB3	(2,367)	(795)	(1,660)		(843)	(77)	(794)	(249)	(6,785)	33	(6,752)
Disposal of Japan life business	(13)	-	-		-	-	-	-	(13)	-	(13)
Total charges, net of reinsurance	(13,627)	(20,568)	(20,821)		(843)	(94)	(794)	(249)	(56,996)	(279)	(57,275)
Share of profit from joint ventures and associates, net of related tax	133	-	128		13	-	-	29	303	-	303
Profit (loss) before tax (being tax attributable to shareholders’ and policyholders’ returns)note (i)	1,325	257	1,756		454	17	12	90	3,911	(757)	3,154
Tax charge attributable to policyholders’ returns	(105)	-	(435)		-	-	-	-	(540)	-	(540)
Profit (loss) before tax attributable to shareholders	1,220	257	1,321		454	17	12	90	3,371	(757)	2,614

Analysis of operating profit
Operating profit based on longer-term investment returns	1,018	1,431	776		446	42	12	90	3,815	(661)	3,154
Short-term fluctuations in investment returns on shareholder-backed business	147	(1,103)	464		8	(25)	-	-	(509)	(96)	(605)
Amortisation of acquisition accounting adjustments	(8)	(71)	-		-	-	-	-	(79)	-	(79)
Cumulative exchange loss on the sold Japan life business	-	-	86		-	-	-	-	86	-	86
Profit attaching to the held for sale Korea life business	63	-	-		-	-	-	-	63	-	63
Costs of domestication of Hong Kong branch	-	-	(5)		-	-	-	-	(5)	-	(5)
Profit (loss) before tax attributable to shareholders	1,220	257	1,321	-	454	17	12	90	3,371	(757)	2,614
*Includes	the results of the sold PruHealth and PruProtect businesses.

Notes

(i)	This measure is the formal profit (loss) before tax measure under IFRS but is not the result attributable to shareholders.
(ii)	Other income from external customers includes £8 million (2015: £19 million; 2014: £23 million) relating to financial instruments that are not held at fair value through profit or loss. These fees primarily related to prepayment fees, late fees and syndication fees.
(iii)	In addition to the results of the central operations, unallocated to a segment includes intra-group eliminations. This column includes the elimination of the intra-group reinsurance contract between the UK with-profits and Asia with-profits operations.
(iv)	Interest income includes £3 million (2015 and 2014: £3 million) accrued in respect of impaired securities.
(v)	In Asia, revenue from external customers from no individual country exceeds 10 per cent of the Group total except for Hong Kong in 2016 (2015 and 2014: no individual country exceeded 10 per cent). Total revenue from external customers of Hong Kong was £6,313 million in 2016.(2015: £3,836 million; 2014: £2,554 million).
(vi)	Due to the nature of the business of the Group, there is no reliance on any major customers.

B1.5	Other investment return

	2016 £m	2015 £m	2014 £m
Realised and unrealised gains (losses) and gains (losses) on securities at fair value through profit or loss	28,489	(4,572)	16,532
Realised and unrealised (losses) and gains on derivatives at fair value through profit or loss	(7,050)	(1,701)	142
Realised gains on available-for-sale securities, previously recognised in other comprehensive income*	270	49	84
Realised gains (losses) on loans	91	(50)	(61)
Dividends	2,283	1,791	1,559
Other investment income	781	769	729
Other investment return	24,864	(3,714)	18,985
*	Including impairment.

Realised gains and losses on the Group’s investments for 2016 recognised in the income statement amounted to a net loss of £1.6 billion (2015: a net gain of £3.0 billion; 2014: a net gain of £2.9 billion).

B2	Profit before tax – asset management operations

The profit included in the income statement in respect of asset management operations for the year is as follows:

	2016 £m					2015 £m	2014 £m
	M&G	Prudential Capital	US	Eastspring Investments	Total	Total	Total
Revenue (excluding NPH broker-dealer fees)	1,188	62	235	391	1,876	1,964	2,008
NPH broker-dealer feesnote (i)	-	-	550	-	550	522	503
Gross revenue	1,188	62	785	391	2,426	2,486	2,511
Charges (excluding NPH broker-dealer fees)	(768)	(91)	(239)	(304)	(1,402)	(1,497)	(1,477)
NPH broker-dealer feesnote (i)	-	-	(550)	-	(550)	(522)	(503)
Gross charges	(768)	(91)	(789)	(304)	(1,952)	(2,019)	(1,980)
Share of profit from joint ventures and associates, net of related tax	13	-	-	54	67	55	42
Profit (loss) before tax	433	(29)	(4)	141	541	522	573
Comprising:
Operating profit based on longer-term investment returnsnote (ii)	425	27	(4)	141	589	587	590
Short-term fluctuations in investment returns	8	(56)	-	-	(48)	(65)	(17)
Profit (loss) before tax	433	(29)	(4)	141	541	522	573

Notes

(i)	The segment revenue of the Group’s asset management operations includes:
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

(ii)	M&G operating profit based on longer-term investment returns:

	2016 £m	2015 £m	2014 £m
Asset management fee income	900	934	953
Other income	23	5	1
Staff costs	(332)	(293)	(351)
Other costs	(212)	(240)	(203)
Underlying profit before performance-related fees	379	406	400
Share of associate results	13	14	13
Performance-related fees	33	22	33
Total M&G operating profit based on longer-term investment returns	425	442	446

The revenue for M&G of £956 million (2015: £961 million; 2014: £987 million), comprising the amounts for asset management fee income, other income and performance-related fees shown above, is different to the amount of £1,188 million shown in the main table of this note. This is because the £956 million (2015: £961 million; 2014: £987 million) is after deducting commissions which would have been included as charges in the main table. The difference in the presentation of commission is aligned with how management reviews the business.

B3	Acquisition costs and other expenditure

	2016 £m	2015 £m	2014 £m
Acquisition costs incurred for insurance policies	(3,687)	(3,275)	(2,668)
Acquisition costs deferred less amortisation of acquisition costs	923	431	916
Administration costs and other expenditure	(5,522)	(4,746)	(4,486)
Movements in amounts attributable to external unit holders of consolidated investment funds	(562)	(618)	(514)
Total acquisition costs and other expenditure	(8,848)	(8,208)	(6,752)

Total acquisition costs and other expenditure includes:

(a)	Total depreciation and amortisation expense of £(242) million (2015: £(755) million; 2014: £(159) million) relates primarily to amortisation of deferred acquisition costs of insurance contracts and asset management contracts.
(b)	The charge for non-deferred acquisition costs and the amortisation of those costs that are deferred, was £(2,764) million (2015: £(2,844) million; 2014: £(1,752) million).These amounts comprise £(2,734) million and £(30) million for insurance and investment contracts respectively (2015: £(2,817) million and £(27) million; 2014: £(1,714) million and £(38) million respectively).
(c)	Movements in amounts attributable to external unit holders are in respect of those OEICs and unit trusts which are required to be consolidated and comprises a charge of £(485) million (2015: £(599) million; 2014: £(258) million) for UK insurance operations and a charge of £(77) million (2015: £(19) million; 2014: a credit of £(256) million) for Asia insurance operations.
(d)	There were no fee expenses relating to financial liabilities held at amortised cost included in acquisition costs in 2016, 2015 and 2014.
(e)	The segmental analysis of other interest expense and depreciation and amortisation included within total acquisition costs and other expenditure was as follows:

	Other interest expense			Depreciation and amortisation
	2016	2015	2014	2016	2015	2014

Insurance operations
Asia	-	-	-	(201)	(175)	(206)
US	(56)	(19)	(13)	94	(453)	140
UK	(102)	(93)	(81)	(105)	(93)	(64)
Asset management
M&G	-	-	-	(7)	(8)	(10)
Prudential Capital	(5)	(22)	(26)	-	-	-
US	-	-	-	(3)	(3)	(2)
Eastspring Investments	-	-	-	(2)	(2)	(2)
Total segment	(163)	(134)	(120)	(224)	(734)	(144)
Unallocated to a segment (central operations)	(22)	(13)	(8)	(18)	(21)	(15)
Group total	(185)	(147)	(128)	(242)	(755)	(159)

B3.1	Staff and employment costs

The average number of staff employed by the Group during the year was:

	2016	2015	2014
Business operations:
Asia operations	15,439	15,030	13,957
US operations	4,447	4,562	4,494
UK operations	6,381	5,920	5,464
Total	26,267	25,512	23,915

The costs of employment were:

	2016 £m	2015 £m	2014 £m
Business operations:
Wages and salaries	1,483	1,370	1,323
Social security costs	110	101	100
Pension costs:
Defined benefit schemes*	213	(63)	66
Defined contribution schemes	79	67	54
Total	1,885	1,475	1,543
*	The charge (credit) incorporates the effect of actuarial gains and losses.

B3.2	Share-based payment

(a)	Description of the plans

The Group operates a number of share award and share option plans that provides Prudential plc shares to participants upon vesting. The plans in operation include Prudential Long-Term Incentive Plan (PLTIP), Annual Incentive Plan (AIP), savings-related share option schemes, share purchase plans and deferred bonus plans. Some of these plans are participated in by executive directors, the details of which are described in the Compensation and Employee section. In addition, the following information is provided.

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

Share purchase plans	Eligible employees outside the UK are invited to participate in arrangements similar to the Company’s HMRC-approved UK SIP, which allows the purchase of Prudential plc shares. Staff based in Ireland and Asia are eligible for the Share Participation Plan.
Deferred bonus plans	The Company operates a number of deferred bonus schemes including the Group Deferred Bonus Plan, the Prudential Corporation Asia Deferred Bonus Plan (PCA DBP), the Prudential Capital Deferred Bonus Plan (PruCap DBP) and other arrangements. There are no performance conditions attached to deferred share awards made under these arrangements.
Jackson Long-Term Incentive Plan	Eligible Jackson employees were previously granted share awards under a long-term incentive plan that rewarded the achievement of shareholder value targets. These awards were in the form of a contingent right to receive shares or a conditional allocation of shares. These share awards have vesting periods of four years and are at nil cost to the employee. Award holders do not have any right to dividends or voting rights attaching to the shares. The shares are held in the employee share trust in the form of American Depository Receipts that are tradable on the New York Stock Exchange. The final awards under this arrangement were made in 2012.

(b)	Outstanding options and awards

The following table shows movement in outstanding options and awards under the Group’s share-based compensation plans at 31 December 2016, 2015 and 2014:

	Options outstanding under SAYE schemes						Awards outstanding under incentive plans including conditional options
	2016		2015		2014		2016	2015	2014
	Number of options millions	Weighted average exercise price £	Number of options millions	Weighted average exercise price £	Number of options millions	Weighted average exercise price £	Number of awards millions
Beginning of year:	8.8	9.44	8.6	8.29	10.2	5.60	28.4	28.8	27.1
Granted	1.4	11.04	2.2	11.11	2.6	11.55	13.9	9.9	10.9
Exercised	(2.0)	7.30	(1.6)	5.72	(3.8)	3.55	(10.5)	(7.9)	(8.5)
Forfeited	(0.1)	9.95	(0.2)	8.14	(0.2)	6.77	(1.5)	(2.3)	(0.7)
Cancelled	(0.8)	6.45	(0.2)	10.15	(0.1)	7.66	(0.1)	-	-
Lapsed/Expired	(0.2)	9.64	-	7.47	(0.1)	5.60	-	(0.1)	-
End of year	7.1	10.74	8.8	9.44	8.6	8.29	30.2	28.4	28.8
Options immediately exercisable, end of year	0.6	8.53	1.1	5.71	0.5	4.65

The weighted average share price of Prudential plc for the year ended 31 December 2016 was £13.56 compared to £15.49 for the year ended 31 December 2015 and £13.75 for the year ended 31 December 2014.

The following table provides a summary of the range of exercise prices for Prudential plc options outstanding at 31 December.

	Outstanding									Exercisable
	Number outstanding (millions)			Weighted average remaining contractual life (years)			Weighted average exercise prices £			Number exercisable (millions)			Weighted average exercise prices £
	2016	2015	2014	2016	2015	2014	2016	2015	2014	2016	2015	2014	2016	2015	2014
Between £2 and £3	-	0.2	0.2	-	0.9	1.9	-	2.88	2.88	-	-	-	-	-	-
Between £4 and £5	0.1	0.8	1.4	0.4	0.9	1.4	4.66	4.64	4.64	0.1	0.4	0.5	4.66	4.61	4.65
Between £5 and £6	-	-	-	-	-	0.8	-	-	5.51	-	-	-	-	-	5.52
Between £6 and £7	0.2	1.0	2.1	1.4	0.9	1.6	6.29	6.29	6.29	-	0.7	-	6.29	6.29	-
Between £9 and £10	1.1	2.2	2.3	1.4	1.9	2.9	9.01	9.01	9.01	0.5	-	-	9.01	-	-
Between £11 and £12	5.7	4.6	2.6	2.9	3.6	4.2	11.27	11.34	11.55	-	-	-	-	-	-
	7.1	8.8	8.6	2.6	2.6	2.7	10.74	9.44	8.29	0.6	1.1	0.5	8.53	5.71	4.65

The years shown above for weighted average remaining contractual life include the time period from end of vesting period to expiration of contract.

(c)	Fair value of options and awards

The fair value amounts estimated on the date of grant relating to all options and awards, were determined by using the following assumptions:

	2016			2015			2014
	Prudential LTIP (TSR)	SAYE options	Other awards	Prudential LTIP (TSR)	SAYE options	Other awards	Prudential LTIP (TSR)	SAYE options	Other awards
Dividend yield (%)	-	3.19	-	-	2.35	-	-	2.4	-
Expected volatility (%)	29.36	25.41	-	21.48	22.73	-	21.91	20.77	-
Risk-free interest rate (%)	0.12	0.15	-	0.88	1.02	-	1.25	1.51	-
Expected option life (years)	-	3.70	-	-	3.79	-	-	3.77	-
Weighted average exercise price (£)	-	11.04	-	-	11.11	-	-	11.55	-
Weighted average share price (£)	12.82	13.94	-	16.67	13.52	-	13.18	14.02	-
Weighted average fair value (£)	4.41	3.05	12.57	7.97	2.95	16.28	6.07	3	12.84

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

Risk-free interest rates are taken from government bond spot rates with projections for two-year, three-year and five-year terms to match corresponding vesting periods. Dividend yield is determined as the average yield over a period of 12 months up to and including the date of grant. For the Prudential LTIP (TSR), volatility and correlation between Prudential and a basket of 18 competitor companies is required. For grants in 2016, the average volatility for the basket of competitors was 24.88 per cent. Correlations for the basket are calculated for each pairing from the log of daily TSR returns for the three years prior to the valuation date. Market implied volatilities are used for both Prudential and the components of the index. Changes to the subjective input assumptions could materially affect the fair value estimate.

(d)	Share-based payment expense charged to the income statement

Total expense recognised in the year in the consolidated financial statements relating to share-based compensation is as follows:

	2016 £m	2015 £m	2014 £m
Share-based compensation expense	126	111	99
Amount accounted for as equity-settled	127	110	93
Carrying value at 31 December of liabilities arising from share-based payment transactions	-	6	16
Intrinsic value of above liabilities for which rights had vested at 31 December	-	6	9

B3.3	Key management remuneration

Key management constitutes the directors of Prudential plc as they have authority and responsibility for planning, directing and controlling the activities of the Group.

Total key management remuneration is analysed in the following table:

	2016 £m	2015 £m	2014 £m
Salaries and short-term benefits	20.7	17.1	15.9
Post-employment benefits	1.3	1.1	1.0
Share-based payments	18.7	15.5	16.2
	40.7	33.7	33.1

The share-based payments charge comprises £12.9 million (2015: £10.4 million; 2014: £11.0 million), which is determined in accordance with IFRS 2, ‘Share-based Payment’ (see note B3.2) and £5.8 million (2015: £5.1 million; 2014: £5.2 million) of deferred share awards.

Total key management remuneration includes total directors’ remuneration of £37.9 million (2015: £42.7 million; 2014: £50.5 million) less LTIP releases of £10.1 million (2015: £19.4 million; 2014: £28.4 million) as shown in the‘Compensation and Employees’ section. Further information on directors’ remuneration is given in the ‘Compensation and Employees ‘section.

B3.4	Fees payable to the auditor

	2016 £m	2015 £m	2014 £m
Fees payable to the Company’s auditor for the audit of the Company’s annual accounts	2.0	2.0	2.0
Fees payable to the Company’s auditor and its associates for other services:
Audit of subsidiaries pursuant to legislation	7.5	7.2	6.6
Audit-related assurance services	3.9	3.1	2.9
Tax compliance services	0.1	0.7	0.7
Other assurance services	2.1	2.2	1.9
Services relating to corporate finance transactions	-	0.2	0.1
All other services	0.6	1.2	2.4
Total fees paid to the auditor	16.2	16.6	16.6

In addition, there were fees incurred by pension schemes of £0.1 million (2015: £0.1 million; 2014: £0.1 million) for audit services and £0.1 million (2015: £nil; 2014: £nil) for other assurance services.

B4	Effect of changes and other accounting features on insurance assets and liabilities

The following features are of relevance to the determination of the 2016 results:

(a)	Asia insurance operations

In 2016, the IFRS operating profit based on longer-term investment returns for Asia insurance operations included a net credit of £67 million (2015: £62 million; 2014: £49 million) representing a small number of non-recurring items, including a gain resulting from entering into a reinsurance contract in the year.

(b)	UK insurance operations
Annuity	business

Allowance for credit risk

For IFRS reporting, the results for UK shareholder-backed annuity business are particularly sensitive to the allowances made for credit risk. The allowance is reflected in the deduction from the valuation rate of interest for discounting projected future annuity payments to policyholders that would have otherwise applied. The credit risk allowance comprises an amount for long-term best estimate defaults and additional provisions for credit risk premium, the cost of downgrades and short-term defaults.

Prudential Retirement Income Limited (PRIL) was the principal company writing the UK’s shareholder-backed annuity business. In 2016, the business of PRIL was transferred into PAC following a Part VII transfer under the Financial Services and Markets Act 2000.

The IFRS credit risk allowance made for the ex-PRIL UK shareholder-backed fixed and linked annuity business equated to 43 basis points at 31 December 2016 (31 December 2015 and 2014: 43 basis points). The allowance represented 26 per cent of the bond spread over swap rates (31 December 2015: 25 per cent; 31 December 2014: 32 per cent).

The reserves for credit risk allowance at 31 December 2016 for the UK shareholder-backed business (both for ex-PRIL and the legacy PAC shareholder annuity business) were £1.7 billion (31 December 2015: £1.6 billion; 31 December 2014: £1.7 billion).

Other assumption changes

For the shareholder-backed business, in addition to the movement in the credit risk allowance discussed above, the net effect of routine changes to assumptions in 2016 was a credit of £16 million (2015: credit of £31 million; 2014: a credit of £28 million).

Longevity reinsurance and other management actions

A number of management actions were taken in 2016 to improve the Solvency II position of the UK insurance operations and further mitigate market risk, which have generated combined profits of £332 million. Similar actions were also taken in 2015.

Of this amount £197 million related to profit from additional longevity reinsurance transactions covering £5.4 billion of annuity liabilities on an IFRS basis, with the balance of £135 million reflecting the effect of repositioning the fixed income portfolio and other actions.

The contribution to profit from similar longevity reinsurance transactions in 2015 was £231 million, covering £6.4 billion of annuity liabilities (on a Pillar 1 basis). Other asset-related management actions generated a further £169 million in 2015.

At 31 December 2016, longevity reinsurance covered £14.4 billion of IFRS annuity liabilities equivalent to 42 per cent of total annuity liabilities.

With-profits sub-fund

For the with-profits sub-fund, the aggregate effect of assumption changes in 2016 was a net charge to unallocated surplus of £78 million (2015: net charge of £114 million; 2014: a net charge of £86 million).

B5	Tax charge

(a)	Total tax charge by nature of expense

The total tax charge in the income statement is as follows:

	2016 £m			2015 £m	2014 £m
Tax charge	Current tax	Deferred tax	Total	Total	Total
UK tax	(438)	(326)	(764)	(149)	(578)
Overseas tax	(939)	412	(527)	(593)	(360)
Total tax (charge) credit	(1,377)	86	(1,291)	(742)	(938)

The total tax charge comprises:

	2016 £m	2015 £m	2014 £m
Current tax expense:
Corporation tax	(1,464)	(782)	(1,102)
Adjustments in respect of prior years	87	48	(6)
Total current tax	(1,377)	(734)	(1,108)

Deferred tax arising from:
Origination and reversal of temporary differences	64	(40)	163
Impact of changes in local statutory tax rates	6	22	1
Credit in respect of a previously unrecognised tax loss, tax credit or temporary difference from a prior period	16	10	6
Total deferred tax credit (charge)	86	(8)	170
Total tax charge	(1,291)	(742)	(938)

The current tax charge of £1,377 million (2015: £734 million; 2014: £1,108 million) includes £53 million (2015: £35 million; 2014: £37 million) in respect of the tax charge for the Hong Kong operation. The Hong Kong current tax charge is calculated as 16.5 per cent for all periods on either (i) 5 per cent of the net insurance premium or (ii) the estimated assessable profits, depending on the nature of the business written.

The total tax charge comprises tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders as shown below:

	2016 £m			2015 £m	2014 £m
Tax charge	Current tax	Deferred tax	Total	Total	Total
Tax (charge) to policyholders’ returns	(421)	(516)	(937)	(173)	(540)
Tax (charge) credit attributable to shareholders	(956)	602	(354)	(569)	(398)
Total tax (charge) credit	(1,377)	86	(1,291)	(742)	(938)

The principal reason for the increase in the tax charge attributable to policyholders’ returns is an increase in realised and unrealised gains on equity and bond investments in the with-profits fund of the main UK insurance business. The principal reason for the decrease in the tax charge attributable to shareholders’ returns is a deferred tax credit on derivative fair value movements in the US insurance operations. The main elements of the deferred tax credit shown in the table below are a charge of £437 million relating to unrealised gains and losses on investments reflecting an increase in unrealised gains on investments in the Group’s insurance operations and a credit of £573 million relating to short-term temporary differences reflecting deferred tax assets on derivative fair value movements in the US insurance operations.

The total deferred tax credit (charge) arises as follows:

	2016 £m	2015 £m	2014 £m
Unrealised gains and losses on investments	(437)	272	(127)
Balances relating to investment and insurance contracts	(90)	(55)	(43)
Short-term temporary differences	573	(200)	309
Capital allowances	4	1	(4)
Unused tax losses	36	(26)	35
Deferred tax credit (charge)	86	(8)	170

In 2016, a deferred tax credit of £22 million (2015: credit of £333 million; 2014: charge of £(295) million) has been taken through other comprehensive income.

(b)	Reconciliation of effective tax rate

In the reconciliation below, the expected tax rates reflect the corporate income tax rates that are expected to apply to the taxable profit of the relevant business. Where there are profits of more than one jurisdiction the expected tax rates reflect the corporation tax rates weighted by reference to the amount of profit contributing to the aggregate business result. In the column ‘Attributable to policyholders’, the 100 per cent expected tax rate is the result of accounting for policyholder income after the deduction of expenses and movement on unallocated surpluses and on an after tax basis, the effect of which leaves the profit equal to the tax charge.

	2016 £m
	Asia insurance operations	US insurance operations	UK insurance operations	Other operations	Attributable to shareholders	Attributable to policyholders	Total
Operating profit based on longer-term investment returns	1,503	2,052	828	(127)	4,256	n/a	n/a
Non-operating (loss) profit	(460)	(1,523)	198	(196)	(1,981)	n/a	n/a
Profit (loss) before tax	1,043	529	1,026	(323)	2,275	937	3,212
Expected tax rate	22%	35%	20%	19%	25%	100%	47%
Tax at the expected rate	229	185	205	(61)	558	937	1,495
Effects of recurring tax reconciliation items:
Income not taxable or taxable at concessionary rates	(28)	(18)	(12)	(9)	(67)		(67)
Deductions not allowable for tax purposes	19	8	7	26	60		60
Items related to taxation of life insurance businesses	(20)	(159)	(1)	-	(180)		(180)
Deferred tax adjustments	(11)	-	2	(14)	(23)		(23)
Effect of results of joint ventures and associates	(29)	-	-	(17)	(46)		(46)
Irrecoverable withholding taxes	-	-	-	36	36		36
Other	-	-	1	(6)	(5)		(5)
Total	(69)	(169)	(3)	16	(225)	-	(225)
Effects of non-recurring tax reconciliation items:
Adjustments to tax charge in relation to prior years	1	(81)	(7)	5	(82)		(82)
Movements in provisions for open tax matters	20	-	-	31	51		51
Impact of changes in local statutory tax rates	-	-	(5)	(1)	(6)		(6)
Write down of Korea life business	58	-	-	-	58		58
Total	79	(81)	(12)	35	21	-	21
Total actual tax charge (credit)	239	(65)	190	(10)	354	937	1,291
Analysed into:
Tax on operating profit based on longer-term investment returns	254	468	160	12	894	n/a	n/a
Tax on non-operating profit	(15)	(533)	30	(22)	(540)	n/a	n/a
Actual tax rate:
Operating profit based on longer-term investment returns
Including non-recurring tax reconciling items	17%	23%	19%	(9)%	21%	n/a	n/a
Excluding non-recurring tax reconciling items	16%	27%	21%	18%	22%	n/a	n/a
Total profit	23%	(12)%	19%	3%	16%	100%	40%

The 2016 expected and actual tax rates as shown include the impact of the re-measurement loss on the held for sale Korea life business. The 2016 tax rates for Asia insurance and Group, excluding the impact of the held for sale Korea life business, are as follows:

	Asia insurance	Attributable to shareholders
Expected tax rate on total profit	22%	24%
Actual tax rate:
Operating profit based on longer-term investment returns	17%	21%
Total profit	19%	14%

The more significant reconciling items are explained below:

Asia insurance operations

The £28 million reconciling item ‘income not taxable or taxable at concessionary rates’ primarily reflects income taxable at rates lower than the expected rates in Malaysia and Singapore. It is lower than the 2015 adjustment of £42 million due to the absence of non-taxable gains on domestic securities in Taiwan.

The £20 million reconciling item ‘items related to taxation of life insurance businesses’ reflects where the basis of tax is not the accounting profits, primarily in:

•	Hong Kong where the taxable profit is based on the net insurance premiums; and
•	Indonesia and Philippines where investment income is subject to withholding tax at source and no further corporation tax.

There is no significant movement in the reconciling items from 2015.

The £29 million reconciling item ‘effect of results of the joint ventures and associates’ arises from the accounting requirement for inclusion in the profit before tax of Prudential’s share of the profits after tax from the joint ventures and associates, with no equivalent item included in Prudential’s tax charge. The decrease reflects a lower profit from joint ventures and associates in 2016.

The £58 million reconciling item ‘write down of Korea life business’ reflects the non-tax deductible write down of the held for sale Korea life business.

US insurance operations

The £159 million reconciling item ‘items related to taxation of life insurance businesses reflects the impact of the dividend received deduction on the taxation of profits from variable annuity business.

The £81 million non-recurring reconciling item ‘adjustments to tax charge in relation to prior years’ arose as a result of the finalisation of the dividend received deduction in the 2015 tax return as compared to the estimate included in the tax charge at 2015.

UK insurance operations

There are no significant reconciling items or significant movements from 2015.

Other operations

The £26 million reconciling item ‘deductions not allowable for tax purposes’ primarily relates to non-tax deductible foreign exchange movements on debt instruments.

	2015 £m
	Asia insurance operations	US insurance operations	UK insurance operations	Other operations	Attributable to shareholders	Attributable to policyholders	Total
Operating profit (loss) based on longer-term investment returns	1,171	1,691	1,195	(88)	3,969	n/a	n/a
Non-operating loss	(135)	(492)	(120)	(74)	(821)	n/a	n/a
Profit (loss) before tax	1,036	1,199	1,075	(162)	3,148	173	3,321
Expected tax rate	24%	35%	20%	20%	27%	100%	31%
Tax at the expected rate	249	420	215	(32)	852	173	1,025
Effects of recurring tax reconciliation items:
Income not taxable or taxable at concessionary rates	(42)	(10)	(2)	(9)	(63)		(63)
Deductions not allowable for tax purposes	15	5	7	6	33		33
Items related to taxation of life insurance businesses	(20)	(113)	-	-	(133)		(133)
Deferred tax adjustments	10	-	-	(11)	(1)		(1)
Effect of results of joint ventures and associates	(37)	-	-	(13)	(50)		(50)
Irrecoverable withholding taxes	-	-	-	28	28		28
Other	(4)	(1)	6	2	3		3
Total	(78)	(119)	11	3	(183)		(183)
Effects of non-recurring tax reconciliation items:
Adjustments to tax charge in relation to prior years	5	(65)	(7)	-	(67)		(67)
Movements in provisions for open tax matters	(6)	-	-	(5)	(11)		(11)
Impact of changes in local statutory tax rates	(5)	-	(16)	(1)	(22)		(22)
Total	(6)	(65)	(23)	(6)	(100)		(100)
Total actual tax charge (credit)	165	236	203	(35)	569	173	742
Analysed into:
Tax on operating profit based on longer-term investment returns	170	408	227	(19)	786	n/a	n/a
Tax on non-operating profit	(5)	(172)	(24)	(16)	(217)	n/a	n/a
Actual tax rate:
Operating profit based on longer-term investment returns
Including non-recurring tax reconciling items	15%	24%	19%	22%	20%	n/a	n/a
Excluding non-recurring tax reconciling items	15%	28%	21%	15%	22%	n/a	n/a
Total profit	16%	20%	19%	22%	18%	100%	22%

	2014 £m
	Asia insurance operations	US insurance operations	UK insurance operations	Other operations	Attributable to shareholders	Attributable to policyholders	Total
Operating profit (loss) based on longer-term investment returns	1,018	1,431	753	(48)	3,154	n/a	n/a
Non-operating profit (loss)	202	(1,174)	545	(113)	(540)	n/a	n/a
Profit (loss) before tax	1,220	257	1,298	(161)	2,614	540	3,154
Expected tax rate	22%	35%	21%	22%	23%	100%	36%
Tax at the expected rate	268	90	273	(35)	596	540	1,136
Effects of recurring tax reconciliation items:
Income not taxable or taxable at concessionary rates	(17)	(6)	-	(2)	(25)		(25)
Deductions not allowable for tax purposes	13	-	7	9	29		29
Items related to taxation of life insurance businesses	(44)	(76)	-	-	(120)		(120)
Deferred tax adjustments	(8)	-	(7)	(11)	(26)		(26)
Effect of results of joint ventures and associates	(40)	-	(8)	(10)	(58)		(58)
Irrecoverable withholding taxes	-	-	-	27	27		27
Other	(4)	1	(4)	7	-		-
Total	(100)	(81)	(12)	20	(173)		(173)
Effects of non-recurring tax reconciliation items:
Adjustments to tax charge in relation to prior years	(2)	(1)	3	(7)	(7)		(7)
Movements in provisions for open tax matters	7	-	-	(26)	(19)		(19)
Impact of changes in local statutory tax rates	(1)	-	2	-	1		1
Total	4	(1)	5	(33)	(25)		(25)
Total actual tax charge (credit)	172	8	266	(48)	398	540	938
Analysed into:
Tax on operating profit based on longer-term investment returns	163	419	163	(29)	716	n/a	n/a
Tax on non-operating profit	9	(411)	103	(19)	(318)	n/a	n/a
Actual tax rate:
Operating profit based on longer-term investment returns
Including non-recurring tax reconciling items	16%	29%	22%	60%	23%	n/a	n/a
Excluding non-recurring tax reconciling items	16%	29%	21%	(8)%	24%	n/a	n/a
Total profit	14%	3%	21%	30%	15%	100%	30%

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

B6	Earnings per share

		2016
		Before tax B1.1	Tax B5	Net of tax	Basic earnings per share	Diluted earnings per share
	Note	£m	£m	£m	Pence	Pence
Based on operating profit based on longer-term investment returns		4,256	(894)	3,362	131.3p	131.2p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(1,678)	519	(1,159)	(45.3)p	(45.2)p
Loss attaching to held for sale Korea life business	D1	(227)	(4)	(231)	(9.0)p	(9.0)p
Amortisation of acquisition accounting adjustments		(76)	25	(51)	(2.0)p	(2.0)p
Based on profit for the year		2,275	(354)	1,921	75.0p	75.0p

		2015*
		Before tax B1.1	Tax B5	Net of tax	Basic earnings per share	Diluted earnings per share
	Note	£m	£m	£m	Pence	Pence
Based on operating profit based on longer-term investment returns		3,969	(786)	3,183	124.6p	124.5p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(755)	206	(549)	(21.5)p	(21.5)p
Profit attaching to held for sale Korea life business	D1	56	(14)	42	1.7p	1.7p
Cumulative exchange loss on the sold Japan life business recycled from other comprehensive income		(46)	-	(46)	(1.8)p	(1.8)p
Amortisation of acquisition accounting adjustments		(76)	25	(51)	(2.0)p	(2.0)p
Based on profit for the year		3,148	(569)	2,579	101.0p	100.9p
*	To facilitate comparisons of operating profit based on longer-term investment returns that reflect the Group’s retained operations, the results attributable to the held for sale Korea life business are included separately within the supplementary analysis of profit above.

		2014*
		Before tax B1.1	Tax B5	Net of tax	Basic earnings per share	Diluted earnings per share
	Note	£m	£m	£m	Pence	Pence
Based on operating profit based on longer-term investment returns		3,154	(716)	2,438	95.7p	95.5p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(605)	307	(298)	(11.7)p	(11.7)p
Profit attaching to held for sale Korea life business		63	(16)	47	1.8p	1.8p
Gain on sale of PruHealth and PruProtect		86	-	86	3.4p	3.4p
Amortisation of acquisition accounting adjustments		(79)	26	(53)	(2.1)p	(2.1)p
Costs of domestication of Hong Kong branch		(5)	1	(4)	(0.2)p	(0.2)p
Based on profit for the year		2,614	(398)	2,216	86.9p	86.8p
*	To facilitate comparisons of operating profit based on longer-term investment returns that reflect the Group’s retained operations, the results attributable to the held for sale Korea life business are included separately within the supplementary analysis of profit above.

Earnings per share are calculated based on earnings attributable to ordinary shareholders, after related tax and non-controlling interests.

The weighted average number of shares for calculating earnings per share, which excludes those held in employee share trusts and consolidated unit trusts and OEICs, is set out as below:

	2016 (millions)	2015 (millions)	2014 (millions)
Weighted average number of shares for calculation of:
Basic earnings per share	2,560	2,553	2,549
Shares under option at end of year	7	9	9
Number of shares that would have been issued at fair value on assumed option price	(5)	(6)	(6)
Diluted earnings per share	2,562	2,556	2,552

B7	Dividends

	2016		2015		2014
	Pence per share	£m	Pence per share	£m	Pence per share	£m
Dividends relating to reporting year:
First interim ordinary dividend	12.93p	333	12.31p	315	11.19p	287
Second interim ordinary dividend	30.57p	789	26.47p	681	25.74p	658
Special dividend	-	-	10.00p	257
Total	43.50p	1,122	48.78p	1,253	36.93p	945
Dividends paid in reporting year:
Current year first interim ordinary dividend	12.93p	332	12.31p	315	11.19p	285
Second interim ordinary dividend/final ordinary dividend for prior year	26.47p	679	25.74p	659	23.84p	610
Special dividend	10.00p	256	-	-	-	-
Total	49.40p	1,267	38.05p	974	35.03p	895

Dividend per share

For the year ended 31 December 2015 the second interim ordinary dividend of 26.47 pence per ordinary share and the special dividend of 10.00 pence per ordinary share were paid to eligible shareholders on 20 May 2016. The 2016 first interim ordinary dividend of 12.93 pence per ordinary share was paid to eligible shareholders on 29 September 2016.

The second interim ordinary dividend for the year ended 31 December 2016 of 30.57 pence per share will be paid on 19 May 2017 in sterling to shareholders on the principal register and the Irish branch register at 6.00pm (BST) on 31 March 2017 (Record Date), and in Hong Kong dollars to shareholders on the Hong Kong branch register at 4.30pm Hong Kong time on the Record Date (HK Shareholders). Holders of US American Depositary Receipts (US Shareholders) will be paid their dividends in US dollars on or about 26 May 2017. The second interim ordinary dividend will be paid on or about 26 May 2017 in Singapore dollars to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte.) Limited (CDP) at 5.00pm Singapore time on the Record Date (SG Shareholders). The dividend payable to the HK Shareholders will be translated using the exchange rate quoted by the WM Company at the close of business on 13 March 2017. The exchange rate at which the dividend payable to the SG Shareholders will be translated into Singapore dollars, will be determined by CDP.

Shareholders on the principal register and Irish branch register will be able to participate in a Dividend Reinvestment Plan.

C	BALANCE SHEET NOTES

C1	Analysis of Group statement of financial position by segment
(a)	Position as at 31 December 2016

		2016 £m
		Insurance operations			Asset management
		Asia	US	UK	M&G	Prudential Capital	US	Eastspring Investments	Unallocated to a segment (central operations)	Elimination of intra- group debtors and creditors	Group total
By operating segment	Note	C2.1	C2.2	C2.3
Assets
Goodwill	C5(a)	245	-	153	1,153	-	16	61	-	-	1,628
Deferred acquisition costs and other intangible assets	C5(b)	2,316	8,323	107	8	-	4	3	46	-	10,807
Property, plant and equipment		121	237	343	5	-	10	3	24	-	743
Reinsurers’ share of insurance contract liabilities		1,539	7,224	2,590	-	-	-	-	-	(1,302)	10,051
Deferred tax assets	C8.1	98	3,861	146	23	8	118	9	52	-	4,315
Current tax recoverable	C8.2	29	95	283	25	2	6	-	-	-	440
Accrued investment incomenote (i)		521	549	1,915	6	20	79	28	35	-	3,153
Other debtorsnote (i)		2,633	295	2,447	880	788	293	53	5,620	(9,990)	3,019
Investment properties		5	6	14,635	-	-	-	-	-	-	14,646
Investment in joint ventures and associates accounted for using the equity method	D6	688	-	409	39	-	-	137	-	-	1,273
Loans	C3.3	1,303	9,735	3,572	-	563	-	-	-	-	15,173
Equity securities and portfolio holdings in unit trusts		23,581	120,747	54,037	140	-	-	18	29	-	198,552
Debt securities	C3.2	36,546	40,745	90,796	-	2,359	-	-	12	-	170,458
Derivative assets		47	834	2,927	-	124	-	-	4	-	3,936
Other investments		-	987	4,449	24	-	5	-	-	-	5,465
Deposits		1,379	-	10,705	-	-	49	46	6	-	12,185
Assets held for sale	D1	3,863	-	726	-	-	-	-	-	-	4,589
Cash and cash equivalents note (ii)		1,995	1,054	4,703	354	1,451	81	162	265	-	10,065
Total assets		76,909	194,692	194,943	2,657	5,315	661	520	6,093	(11,292)	470,498
Equity and Liabilities
Total equity		4,993	5,204	5,999	1,820	22	204	383	(3,958)	-	14,667
Liabilities
Insurance contract liabilities	C4.1	54,417	174,328	88,993	-	-	-	-	-	(1,302)	316,436
Investment contract liabilities with discretionary participation features	C4.1	347	-	52,490	-	-	-	-	-	-	52,837
Investment contract liabilities without discretionary participation features	C4.1	254	3,298	16,171	-	-	-	-	-	-	19,723
Unallocated surplus of with-profits funds	C4.1	2,667	-	11,650	-	-	-	-	-	-	14,317
Core structural borrowings of shareholder-financed operations		-	202	-	-	275	-	-	6,321	-	6,798
Operational borrowings attributable to shareholder-financed operationsnote (iv)	C6.2a	19	480	167	-	-	-	-	1,651	-	2,317
Borrowings attributable to with-profits operations	C6.2b	4	-	1,345	-	-	-	-	-	-	1,349
Obligations under funding, securities lending and sale and repurchase agreements		-	3,534	1,497	-	-	-	-	-	-	5,031
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		3,093	-	5,594	-	-	-	-	-	-	8,687
Deferred tax liabilities	C8.1	935	2,831	1,577	15	-	1	-	11	-	5,370
Current tax liabilities	C8.2	113	-	447	64	7	-	12	6	-	649
Accruals deferred income and other liabilitiesnote (iii)		5,887	4,749	6,176	553	4,396	455	53	1,546	(9,990)	13,825
Provisions	C11	157	2	442	205	-	1	72	68	-	947
Derivative liabilities	C3.4	265	64	1,860	-	615	-	-	448	-	3,252
Liabilities held for sale	D1	3,758	-	535	-	-	-	-	-	-	4,293
Total liabilities		71,916	189,488	188,944	837	5,293	457	137	10,051	(11,292)	455,831
Total equity and liabilities		76,909	194,692	194,943	2,657	5,315	661	520	6,093	(11,292)	470,498

(b)	Position as at 31 December 2015

		2015 £m
		Insurance operations			Asset management
									Unallocated to a segment (central operations)	Elimination of intra- group debtors and creditors	Group total
	Note	Asia	US	UK	M&G	Prudential Capital	US	Eastspring Investments
By operating segment		C2.1	C2.2	C2.3
Assets
Goodwill	C5	233	-	185	1,153	-	16	61	-	-	1,648
Deferred acquisition costs and other intangible assets		2,145	6,168	91	16	-	3	2	47	-	8,472
Property, plant and equipment		73	192	798	7	-	9	3	115	-	1,197
Reinsurers’ share of insurance contract liabilities		797	6,211	2,156	-	-	-	-	-	(1,261)	7,903
Deferred tax assets	C8.1	66	2,448	132	30	8	95	7	33	-	2,819
Current tax recoverable		34	307	135	-	1	3	-	(3)	-	477
Accrued investment incomenote (i)		505	473	1,622	6	28	66	20	31	-	2,751
Other debtorsnote (i)		2,212	22	2,498	672	577	63	49	4,743	(8,881)	1,955
Investment properties		5	5	13,412	-	-	-	-	-	-	13,422
Investment in joint ventures and associates accounted for using the equity method		475	-	434	29	-	-	96	-	-	1,034
Loans		1,084	7,418	3,571	-	885	-	-	-	-	12,958
Equity securities and portfolio holdings in unit trusts		18,532	91,216	47,593	70	-	-	15	27	-	157,453
Debt securities		28,292	34,071	83,101	-	2,204	-	-	3	-	147,671
Derivative assets		57	905	1,930	-	65	-	-	1	-	2,958
Other investments		-	810	3,556	15	9	5	-	-	-	4,395
Deposits		773	-	11,226	-	-	50	39	-	-	12,088
Assets held for sale		-	-	2	-	-	-	-	-	-	2
Cash and cash equivalents note (ii)		2,064	1,405	2,880	430	415	79	130	379	-	7,782
Total assets		57,347	151,651	175,322	2,428	4,192	389	422	5,376	(10,142)	386,985
Equity and liabilities
Total equity		3,957	4,154	5,140	1,774	70	182	306	(2,627)	-	12,956
Liabilities
Insurance contract liabilities		42,084	136,129	83,801	-	-	-	-	-	(1,261)	260,753
Investment contract liabilities with discretionary participation features		251	-	42,708	-	-	-	-	-	-	42,959
Investment contract liabilities without discretionary participation features		181	2,784	15,841	-	-	-	-	-	-	18,806
Unallocated surplus of with-profits funds		2,553	-	10,543	-	-	-	-	-	-	13,096
Core structural borrowings of shareholder-financed operations		-	169	-	-	275	-	-	4,567	-	5,011
Operational borrowings attributable to shareholder-financed operations		-	66	179	10	-	-	-	1,705	-	1,960
Borrowings attributable to with-profits operations		-	-	1,332	-	-	-	-	-	-	1,332
Obligations under funding, securities lending and sale and repurchase agreements		-	1,914	1,651	-	200	-	-	-	-	3,765
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		2,802	22	5,049	-	-	-	-	-	-	7,873
Deferred tax liabilities		734	2,086	1,162	15	-	2	-	11	-	4,010
Current tax liabilities		50	3	203	34	4	-	12	19	-	325
Accruals, deferred income and other liabilitiesnote (iii)		4,476	4,069	5,430	404	3,361	204	51	1,302	(8,881)	10,416
Provisions		119	6	158	190	-	1	53	77	-	604
Derivative liabilities		140	249	2,125	1	282	-	-	322	-	3,119
Total liabilities		53,390	147,497	170,182	654	4,122	207	116	8,003	(10,142)	374,029
Total equity and liabilities		57,347	151,651	175,322	2,428	4,192	389	422	5,376	(10,142)	386,985

(i)	Accrued investment income and other debtors

	2016 £m	2015 £m
Interest receivable	1,975	1,895
Other	1,178	856
Total accrued investment income	3,153	2,751
Other debtors comprises:
Amounts due from
Policyholders	403	332
Intermediaries	6	14
Reinsurers	90	82
Other	2,520	1,527
Total other debtors	3,019	1,955
Total accrued investment income and other debtors	6,172	4,706
Analysed as:
Expected to be settled within one year	5,548	4,273
Expected to be settled after one year	624	433
Total accrued investment income and other debtors	6,172	4,706

(ii)	Cash and cash equivalents

	2016 £m	2015 £m
Cash	5,581	5,030
Cash equivalents	4,484	2,752
Total cash and cash equivalents	10,065	7,782
Analysed as:
Held centrally and available for general use by the Group	247	365
Other funds not available for general use by the Group, including funds held for the benefit of policyholders	9,818	7,417
Total cash and cash equivalents	10,065	7,782

The Group’s cash and cash equivalents are held in the following currencies: pounds sterling 38 per cent, US dollars 25 per cent, Euro 20 per cent and other currencies 17 per cent (2015: pounds sterling 30 per cent, US dollars 36 per cent, Euro 12 per cent and other currencies 22 per cent.

(iii)	Accruals, deferred income and other liabilities

	2016 £m	2015 £m
Accruals and deferred income	1,150	952
Other creditors	6,788	4,876
Creditors arising from direct insurance and reinsurance operations	2,520	1,828
Interest payable	90	70
Funds withheld under reinsurance of the REALIC business	2,851	2,347
Other items	426	343
Total other liabilities	13,825	10,416

(iv)	Central operations borrowings, in respect of Prudential Capital’s short-term fixed income security programme

	2016 £m	2015 £m
Commercial paper	1,052	1,107
Medium Term Notes	599	598
Total intra-group debt represented by operational borrowings at Group level	1,651	1,705

C2	Analysis of segment statement of financial position by business type

C2.1	Asia insurance operations

		31 Dec 2016 £m				31 Dec 2015 £m
		With-profits business	Unit-linked assets and liabilities	Other business	Total	Total
	Note
Assets
Goodwill		-	-	245	245	233
Deferred acquisition costs and other intangible assets		28	-	2,288	2,316	2,145
Property, plant and equipment		89	-	32	121	73
Reinsurers’ share of insurance contract liabilities		43	-	1,496	1,539	797
Deferred tax assets		-	-	98	98	66
Current tax recoverable		-	2	27	29	34
Accrued investment income		238	49	234	521	505
Other debtors		1,960	147	526	2,633	2,212
Investment properties		-	-	5	5	5
Investment in joint ventures and associates accounted for using the equity method		-	-	688	688	475
Loans	C3.3	690	-	613	1,303	1,084
Equity securities and portfolio holdings in unit trusts		10,737	11,439	1,405	23,581	18,532
Debt securities	C3.2	21,861	3,321	11,364	36,546	28,292
Derivative assets		27	-	20	47	57
Deposits		319	403	657	1,379	773
Assets held for sale	D1	-	2,877	986	3,863	-
Cash and cash equivalents		816	222	957	1,995	2,064
Total assets		36,808	18,460	21,641	76,909	57,347
Total equity		-	-	4,993	4,993	3,957
Liabilities
Insurance contract liabilities		28,221	14,035	12,161	54,417	42,084
Investment contract liabilities with discretionary participation features	C4.1	347	-	-	347	251
Investment contract liabilities without discretionary participation features	C4.1	-	254	-	254	181
Unallocated surplus of with-profits funds		2,667	-	-	2,667	2,553
Operational borrowings attributable to shareholder-financed operations		-	12	7	19	-
Borrowings attributable to with-profits operations		4	-	-	4	-
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		1,770	1,144	179	3,093	2,802
Deferred tax liabilities		639	25	271	935	734
Current tax liabilities		35	-	78	113	50
Accruals, deferred income and other liabilities		2,837	108	2,942	5,887	4,476
Provisions		65	-	92	157	119
Derivative liabilities		223	5	37	265	140
Liabilities held for sale	D1	-	2,877	881	3,758	-
Total liabilities		36,808	18,460	16,648	71,916	53,390
Total equity and liabilities		36,808	18,460	21,641	76,909	57,347

Note

The statement of financial position for with-profits business comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore operations. Assets and liabilities of other participating business are included in the column for ‘Other business’.

C2.2	US insurance operations

		31 Dec 2016 £m			31 Dec 2015 £m
		Variable annuity separate account assets and liabilities	Fixed annuity, GIC and other business	Total	Total
	Note
Assets
Deferred acquisition costs and other intangible assets		-	8,323	8,323	6,168
Property, plant and equipment		-	237	237	192
Reinsurers’ share of insurance contract liabilities		-	7,224	7,224	6,211
Deferred tax assets		-	3,861	3,861	2,448
Current tax recoverable		-	95	95	307
Accrued investment income		-	549	549	473
Other debtors		-	295	295	22
Investment properties		-	6	6	5
Loans	C3.3	-	9,735	9,735	7,418
Equity securities and portfolio holdings in unit trusts		120,411	336	120,747	91,216
Debt securities	C3.2	-	40,745	40,745	34,071
Derivative assets		-	834	834	905
Other investments		-	987	987	810
Cash and cash equivalents		-	1,054	1,054	1,405
Total assets		120,411	74,281	194,692	151,651
Total equity		-	5,204	5,204	4,154
Liabilities
Insurance contract liabilities		120,411	53,917	174,328	136,129
Investment contract liabilities without discretionary participation features	C4.1	-	3,298	3,298	2,784
Core structural borrowings of shareholder-financed operations		-	202	202	169
Operational borrowings attributable to shareholder-financed operations		-	480	480	66
Obligations under funding, securities lending and sale and repurchase agreements		-	3,534	3,534	1,914
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		-	-	-	22
Deferred tax liabilities		-	2,831	2,831	2,086
Current tax liabilities		-	-	-	3
Accruals, deferred income and other liabilities		-	4,749	4,749	4,069
Provisions		-	2	2	6
Derivative liabilities		-	64	64	249
Total liabilities		120,411	69,077	189,488	147,497
Total equity and liabilities		120,411	74,281	194,692	151,651

C2.3	UK insurance operations

		31 Dec 2016 £m					31 Dec 2015 £m
			Other funds and subsidiaries
		With-profits sub-funds	Unit-linked assets and liabilities	Annuity and other long-term business	Total	Total	Total
By operating segment	Note	note (i)
Assets
Goodwill		153	-	-	-	153	185
Deferred acquisition costs and other intangible assets		25	-	82	82	107	91
Property, plant and equipment		325	-	18	18	343	798
Reinsurers’ share of insurance contract liabilities		1,352	134	1,104	1,238	2,590	2,156
Deferred tax assets		82	-	64	64	146	132
Current tax recoverable		1	-	282	282	283	135
Accrued investment income		1,227	101	587	688	1,915	1,622
Other debtors		1,436	322	689	1,011	2,447	2,498
Investment properties		12,391	661	1,583	2,244	14,635	13,412
Investment in joint ventures and associates accounted for using the equity method		409	-	-	-	409	434
Loans	C3.3	1,892	-	1,680	1,680	3,572	3,571
Equity securities and portfolio holdings in unit trusts		38,803	15,183	51	15,234	54,037	47,593
Debt securities	C3.2	48,936	6,277	35,583	41,860	90,796	83,101
Derivative assets		2,388	14	525	539	2,927	1,930
Other investments		4,443	5	1	6	4,449	3,556
Deposits		8,464	1,009	1,232	2,241	10,705	11,226
Assets held for salenote (ii)		726	-	-	-	726	2
Cash and cash equivalents		3,209	694	800	1,494	4,703	2,880
Total assets		126,262	24,400	44,281	68,681	194,943	175,322
Total equity		-	-	5,999	5,999	5,999	5,140
Liabilities
Insurance contract liabilities	C4.1	49,001	6,029	33,963	39,992	88,993	83,801
Investment contract liabilities with discretionary participation features	C4.1	52,477	-	13	13	52,490	42,708
Investment contract liabilities without discretionary participation features	C4.1	18	16,090	63	16,153	16,171	15,841
Unallocated surplus of with-profits funds	C4.1	11,650	-	-	-	11,650	10,543
Operational borrowings attributable to shareholder-financed operations		-	4	163	167	167	179
Borrowings attributable to with-profits operations		1,345	-	-	-	1,345	1,332
Obligations under funding, securities lending and sale and repurchase agreements		757	-	740	740	1,497	1,651
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		3,513	2,066	15	2,081	5,594	5,049
Deferred tax liabilities		1,279	-	298	298	1,577	1,162
Current tax liabilities		90	59	298	357	447	203
Accruals deferred income and other liabilities		4,649	129	1,398	1,527	6,176	5,430
Provisions		95	-	347	347	442	158
Derivative liabilities		853	23	984	1,007	1,860	2,125
Liabilities held for salenote (ii)		535	-	-	-	535	-
Total liabilities		126,262	24,400	38,282	62,682	188,944	170,182
Total equity and liabilities		126,262	24,400	44,281	68,681	194,943	175,322

Notes

(i)	Includes the Scottish Amicable Insurance Fund which, at 31 December 2016, have total assets and liabilities of £6,101 million (2015: £6,230 million). The PAC with-profits sub-fund (WPSF) mainly contains with-profits business but it also contains some non-profit business (unit-linked, term assurances and annuities). The PAC with-profits fund includes £11.2 billion (2015: £10.8 billion) of non-profits annuities liabilities.
(ii)	The assets and liabilities held for sale for the UK insurance operations at 31 December 2016 comprise the investment properties and consolidated venture investments of the PAC with-profits fund, for which the sales had been agreed but not yet completed at the year end.

C3	Assets and liabilities

C3.1	Group assets and liabilities – measurement

(a)	Determination of fair value

The fair values of the financial instruments, for which fair valuation is required under IFRS, are determined by the use of current market bid prices for exchange-quoted investments or by using quotations from independent third parties such as brokers and pricing services, or by using appropriate valuation techniques.

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

Financial instruments at fair value

	31 Dec 2016 £m
	Level 1	Level 2	Level 3	Total
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs
Analysis of financial investments, net of derivative liabilities by business type
With-profits
Loans	-	-	27	27
Equity securities and portfolio holdings in unit trusts	45,181	3,669	690	49,540
Debt securities	26,227	43,880	690	70,797
Other investments (including derivative assets)	58	3,357	3,443	6,858
Derivative liabilities	(51)	(1,025)	-	(1,076)
Total financial investments, net of derivative liabilities	71,415	49,881	4,850	126,146
Percentage of total	56%	40%	4%	100%
Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	146,637	374	22	147,033
Debt securities	5,136	4,462	-	9,598
Other investments (including derivative assets)	6	8	5	19
Derivative liabilities	(4)	(24)	-	(28)
Total financial investments, net of derivative liabilities	151,775	4,820	27	156,622
Percentage of total	97%	3%	0%	100%
Non-linked shareholder-backed
Loans	-	276	2,672	2,948
Equity securities and portfolio holdings in unit trusts	1,966	3	10	1,979
Debt securities	21,896	67,915	252	90,063
Other investments (including derivative assets)	-	1,492	1,032	2,524
Derivative liabilities	(9)	(1,623)	(516)	(2,148)
Total financial investments, net of derivative liabilities	23,853	68,063	3,450	95,366
Percentage of total	25%	71%	4%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans	-	276	2,699	2,975
Equity securities and portfolio holdings in unit trusts	193,784	4,046	722	198,552
Debt securities	53,259	116,257	942	170,458
Other investments (including derivative assets)	64	4,857	4,480	9,401
Derivative liabilities	(64)	(2,672)	(516)	(3,252)
Total financial investments, net of derivative liabilities	247,043	122,764	8,327	378,134
Investment contract liabilities without discretionary participation features held at fair value	-	(16,425)	-	(16,425)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(4,217)	(3,587)	(883)	(8,687)
Other financial liabilities held at fair value	-	(385)	(2,851)	(3,236)
Total financial instruments at fair value	242,826	102,367	4,593	349,786
Percentage of total	70%	29%	1%	100%

All assets and liabilities held at fair value are classified as fair value through profit or loss, except for £40,645 million (2015: £33,984 million) of debt securities classified as available-for-sale.

In addition to the financial instruments shown above, the assets and liabilities held for sale on the consolidated statement of financial position at 31 December 2016 in respect of Korea life business included a net financial instruments balance of £3,200 million, primarily for equity securities and debt securities. Of this amount, £2,763 million was classified as level 1 and £437 million as level 2.

	31 Dec 2015 £m
	Level 1	Level 2	Level 3	Total
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs
Analysis of financial investments, net of derivative liabilities by business type
With-profits
Equity securities and portfolio holdings in unit trusts	35,441	3,200	554	39,195
Debt securities	20,312	40,033	525	60,870
Other investments (including derivative assets)	85	1,589	3,371	5,045
Derivative liabilities	(110)	(1,526)	-	(1,636)
Total financial investments, net of derivative liabilities	55,728	43,296	4,450	103,474
Percentage of total	54%	42%	4%	100%
Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	116,691	354	22	117,067
Debt securities	4,350	4,940	-	9,290
Other investments (including derivative assets)	5	20	4	29
Derivative liabilities	(2)	(16)	-	(18)
Total financial investments, net of derivative liabilities	121,044	5,298	26	126,368
Percentage of total	96%	4%	0%	100%
Non-linked shareholder-backed
Loans	-	255	2,183	2,438
Equity securities and portfolio holdings in unit trusts	1,150	10	31	1,191
Debt securities	17,767	59,491	253	77,511
Other investments (including derivative assets)	-	1,378	901	2,279
Derivative liabilities	-	(1,112)	(353)	(1,465)
Total financial investments, net of derivative liabilities	18,917	60,022	3,015	81,954
Percentage of total	23%	73%	4%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans	-	255	2,183	2,438
Equity securities and portfolio holdings in unit trusts	153,282	3,564	607	157,453
Debt securities	42,429	104,464	778	147,671
Other investments (including derivative assets)	90	2,987	4,276	7,353
Derivative liabilities	(112)	(2,654)	(353)	(3,119)
Total financial investments, net of derivative liabilities	195,689	108,616	7,491	311,796
Investment contracts liabilities without discretionary participation features held at fair value	-	(16,022)	-	(16,022)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(5,782)	(1,055)	(1,036)	(7,873)
Other financial liabilities held at fair value	-	(322)	(2,347)	(2,669)
Total financial instruments at fair value	189,907	91,217	4,108	285,232
Percentage of total	67%	32%	1%	100%

Investment properties at fair value

	31 December £m
	Level 1	Level 2	Level 3	Total
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs
2016	-	-	14,646	14,646
2015	-	-	13,422	13,422

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

	31 Dec 2016 £m
	Level 1	Level 2	Level 3	Total fair value	Total carrying value
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs
Assets
Loansnote (i)	-	4,062	8,846	12,908	12,198

Liabilities
Investment contract liabilities without discretionary participation features	-	-	(3,333)	(3,333)	(3,298)
Core structural borrowings of shareholder-financed operationsnote (ii)	-	(7,220)	-	(7,220)	(6,798)
Operational borrowings attributable to shareholder-financed operations	-	(2,313)	(4)	(2,317)	(2,317)
Borrowings attributable to the with-profits funds	-	(1,220)	(133)	(1,353)	(1,349)
Obligations under funding, securities lending and sale and repurchase agreements	-	(1,926)	(3,140)	(5,066)	(5,031)

	31 Dec 2015 £m
	Level 1	Level 2	Level 3	Total fair value	Total carrying value
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs
Assets
Loansnote (i)	-	3,423	7,621	11,044	10,520

Liabilities
Investment contract liabilities without discretionary participation features	-	-	(2,820)	(2,820)	(2,784)
Core structural borrowings of shareholder-financed operationsnote (ii)	-	(5,419)	-	(5,419)	(5,011)
Operational borrowings attributable to shareholder-financed operations	-	(1,956)	(4)	(1,960)	(1,960)
Borrowings attributable to the with-profits funds	-	(1,270)	(74)	(1,344)	(1,332)
Obligations under funding, securities lending and sale and repurchase agreements	-	(2,040)	(1,735)	(3,775)	(3,765)

Notes

(i)	Loans and receivables are reported net of allowance for loan losses of £15 million (2015: £10 million).
(ii)	As at 31 December 2016, £306 million (2015: £481 million) of convertible bonds were included in debt securities and £1,455 million (2015: £1,217 million) were included in borrowings.

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

Generally, no adjustment is made to the prices obtained from independent third parties. Adjustment is made in only limited circumstances, where it is determined that the third-party valuations obtained do not reflect fair value (eg either because the value is stale and/or the values are extremely diverse in range). These are usually securities which are distressed or that could be subject to a debt restructure or where reliable market prices are no longer available due to an inactive market or market dislocation. In these instances, prices are derived using internal valuation techniques including those as described below in this note with the objective of arriving at a fair value measurement that reflects the price at which an orderly transaction would take place between market participants on the measurement date. The techniques used require a number of assumptions relating to variables such as credit risk and interest rates. Examples of such variables include an average credit spread based on the corporate bond universe and the relevant duration of the asset being valued. Prudential determines the input assumptions based on the best available information at the measurement dates. Securities valued in such manner are classified as level 3 where these significant inputs are not based on observable market data.

Of the total level 2 debt securities of £116,257 million at 31 December 2016 (2015: £104,464 million), £12,708 million are valued internally (2015: £10,331 million). The majority of such securities are valued using matrix pricing, which is based on assessing the credit quality of the underlying borrower to derive a suitable discount rate relative to government securities of a comparable duration. Under matrix pricing, the debt securities are priced taking the credit spreads on comparable quoted public debt securities and applying these to the equivalent debt instruments factoring in a specified liquidity premium. The majority of the parameters used in this valuation technique are readily observable in the market and, therefore, are not subject to interpretation.

(d)	Fair value measurements for level 3 fair valued assets and liabilities

Reconciliation of movements in level 3 assets and liabilities measured at fair value

The following table reconciles the value of level 3 fair valued assets and liabilities at 1 January 2016 to that presented at 31 December 2016.

Financial instruments at fair value

	£m
2016	At 1 Jan	Total gains/ losses in income statement	Total gains/ losses recorded as other compre- hensive income	Purchases	Sales	Settled	Issued	Transfers into level 3	Transfers out of level 3	At 31 Dec
Loans	2,183	2	427	-	-	(123)	210	-	-	2,699
Equity securities and portfolio holdings in unit trusts	607	59	(20)	153	(133)	(9)	-	65	-	722
Debt securities	778	85	11	185	(75)	(37)	-	-	(5)	942
Other investments (including derivative assets)	4,276	359	443	720	(1,002)	-	-	73	(389)	4,480
Derivative liabilities	(353)	(163)	-	-	-	-	-	-	-	(516)
Total financial investments, net of derivative liabilities	7,491	342	861	1,058	(1,210)	(169)	210	138	(394)	8,327
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,036)	(18)	(2)	-	24	271	(122)	-	-	(883)
Other financial liabilities	(2,347)	(4)	(457)	-	-	259	(302)	-	-	(2,851)
Total financial instruments at fair value	4,108	320	402	1,058	(1,186)	361	(214)	138	(394)	4,593

2015
Loans	2,025	2	119	-	-	(168)	205	-	-	2,183
Equity securities and portfolio holdings in unit trusts	747	52	3	32	(143)	-	-	4	(88)	607
Debt securities	790	(75)	1	243	(259)	-	-	82	(4)	778
Other investments (including derivative assets)	4,028	213	68	547	(700)	-	-	120	-	4,276
Derivative liabilities	(338)	(15)	-	-	-	-	-	-	-	(353)
Total financial investments, net of derivative liabilities	7,252	177	191	822	(1,102)	(168)	205	206	(92)	7,491
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,291)	(160)	(1)	(5)	9	412	-	-	-	(1,036)
Other financial liabilities	(2,201)	(3)	(128)	-	-	218	(233)	-	-	(2,347)
Total financial instruments at fair value	3,760	14	62	817	(1,093)	462	(28)	206	(92)	4,108

Of the total net gains and losses in the income statement of £320 million (2015: £14 million), £242 million (2015: £67 million) relates to net unrealised gains of financial instruments still held at the end of the year, which can be analysed as follows:

	2016 £m	2015 £m

Equity securities	8	94
Debt securities	71	(12)
Other investments	182	160
Derivative liabilities	-	(15)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(18)	(160)
Other financial liabilities	(1)	-
Total	242	67

Other assets at fair value – investment properties

	£m
	At 1 Jan	Total gains/ losses in income statement	Total gains/ losses in other compre- hensive income	Purchases	Sales	Transfers into level 3	Transfers out of level 3	At 31 Dec
2016	13,422	273	97	1,527	(632)	-	(41)	14,646
2015	12,764	537	21	757	(662)	5	-	13,422

Of the total net gains and losses in the income statement of £273 million (2015: £537 million), £286 million (2015: £505 million) relates to net unrealised gains of investment properties still held at the end of the year.

Valuation approach for level 3 fair valued assets and liabilities

Financial instruments at fair value

Investments valued using valuation techniques include financial investments which, by their nature, do not have an externally quoted price based on regular trades, and financial investments for which markets are no longer active as a result of market conditions eg market illiquidity. The valuation techniques used include comparison to recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and, if applicable, enterprise valuation. These techniques may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these instruments. When determining the inputs into the valuation techniques used priority is given to publicly available prices from independent sources when available, but overall the source of pricing is chosen with the objective of arriving at a fair value measurement that reflects the price at which an orderly transaction would take place between market participants on the measurement date.

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

At 31 December 2016, the Group held £4,593 million (2015: £4,108 million) of net financial instruments at fair value within level 3. This represents 1 per cent (2015: 1 per cent) of the total fair valued financial assets net of fair valued financial liabilities.

Included within these amounts were loans of £2,672 million at 31 December 2016 (2015: £2,183 million), measured as the loan outstanding balance, attached to REALIC and held to back the liabilities for funds withheld under reinsurance arrangements. The funds withheld liability of £2,851 million at 31 December 2016 (2015: £2,347 million) was also classified within level 3, accounted for on a fair value basis being equivalent to the carrying value of the underlying assets.

Excluding the loans and funds withheld liability under REALIC’s reinsurance arrangements as described above, which amounted to a net liability of £(179) million (2015: £(164) million), the level 3 fair valued financial assets net of financial liabilities were £4,772 million (2015: £4,272 million). Of this amount, a net asset of £72 million (2015: net liability of £(77) million) was internally valued, representing less than 0.1 per cent of the total fair valued financial assets net of financial liabilities (2015: less than 0.1 per cent). Internal valuations are inherently more subjective than external valuations. Included within the internally valued net asset/liability were:

(a)	Debt securities of £422 million (2015: £381 million), which were either valued on a discounted cash flow method with an internally developed discount rate or on external prices adjusted to reflect the specific known conditions relating to these securities (eg. distressed securities or securities which were being restructured).
(b)	Private equity and venture investments of £956 million (2015: £852 million) which were valued internally based on management information available for these investments. These investments were principally held by consolidated investment funds that are managed on behalf of third parties.
(c)	Liabilities of £(883) million (2015: £(1,013) million) for the net asset value attributable to external unit holders in respect of the consolidated investment funds, which are non-recourse to the Group. These liabilities are valued by reference to the underlying assets.

(d)	Derivative liabilities of £(516) million (2015: £(353) million) which are valued internally using standard market practices but are subject to independent assessment against external counterparties’ valuations.
(e)	Other sundry individual financial investments of £93 million (2015: £56 million).

Of the internally valued net asset referred to above of £72 million (2015: net liability of £(77) million):

(a)	A net asset of £315 million (2015: £29 million) was held by the Group’s participating funds and therefore shareholders’ profit and equity are not impacted by movements in the valuation of these financial instruments.
(b)	A net liability of £(243) million (2015: £(106) million) was held to support non-linked shareholder-backed business. If the value of all the level 3 instruments held to support non-linked shareholder-backed business valued internally was varied downwards by 10 per cent, the change in valuation would be £24 million (2015: £11 million), which would reduce shareholders’ equity by this amount before tax. Of this amount, a decrease of £24 million (2015: a decrease of £10 million) would pass through the income statement substantially as part of short-term fluctuations in investment returns outside of operating profit and no impact (2015: a decrease of £1 million) would be included as part of other comprehensive income, being unrealised movements on assets classified as available-for-sale.

Other assets at fair value – investment properties

The investment properties of the Group are principally held by the UK insurance operations that are externally valued by professionally qualified external valuers using the Royal Institution of Chartered Surveyors (RICS) valuation standards. An ‘income capitalisation’ technique is predominantly applied for these properties. This technique calculates the value through the yield and rental value depending on factors such as the lease length, building quality, covenant and location. The variables used are compared to recent transactions with similar features to those of the Group’s investment properties. As the comparisons are not with properties that are virtually identical to the Group’s investment properties, adjustments are made by the valuers where appropriate to the variables used. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of the properties.

(e)	Transfers into and transfers out of levels

The Group’s policy is to recognise transfers into and transfers out of levels as of the end of each half year reporting period except for material transfers which are recognised as of the date of the event or change in circumstances that caused the transfer.

During 2016, the transfers between levels within the Group’s portfolio were primarily transfers from level 1 to level 2 of £455 million and transfers from level 2 to level 1 of £902 million. These transfers which relate to equity securities and debt securities arose to reflect the change in the observability of the inputs used in valuing these securities.

In addition, in 2016, the transfers into level 3 were £138 million and the transfers out of level 3 were £394 million. These transfers were between levels 3 and 2 and primarily for equity securities and debt securities.

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

C3.2	Debt securities

This note provides analysis of the Group’s debt securities, including asset-backed securities and sovereign debt securities.

(a)	Credit rating

Debt securities are analysed below according to external credit ratings issued, with equivalent ratings issued by different ratings agencies grouped together. Standard and Poor’s ratings have been used where available, if this isn’t the case Moody’s and then Fitch have been used as alternatives. In the table below, AAA is the highest possible rating. Investment grade financial assets are classified within the range of AAA to BBB- ratings. Financial assets which fall outside this range are classified as below BBB-. Debt securities with no external credit rating are classified as ‘Other’.

	2016 £m
	AAA	AA+ to AA-	A+ to A-	BBB+ to BBB-	Below BBB-	Other	Total
Asia
With-profits	3,183	8,522	3,560	2,996	1,887	1,713	21,861
Unit-linked	448	112	525	1,321	494	421	3,321
Non-linked shareholder-backed	1,082	2,435	2,864	2,388	1,680	915	11,364
US
Non-linked shareholder-backed	445	7,932	10,609	13,950	1,009	6,800	40,745
UK
With-profits	5,740	9,746	10,679	12,798	3,289	6,684	48,936
Unit-linked	461	2,660	1,158	1,699	212	87	6,277
Non-linked shareholder-backed	4,238	10,371	10,558	4,515	397	5,504	35,583
Other operations	830	1,190	242	97	10	2	2,371
Total debt securities	16,427	42,968	40,195	39,764	8,978	22,126	170,458

	2015 £m
	AAA	AA+ to AA-	A+ to A-	BBB+ to BBB-	Below BBB-	Other	Total
Asia
With-profits	2,050	6,212	2,463	2,238	1,879	1,493	16,335
Unit-linked	333	404	420	1,050	203	399	2,809
Non-linked shareholder-backed	700	2,626	1,919	1,736	1,223	944	9,148
US
Non-linked shareholder-backed	1,209	5,563	8,767	11,623	832	6,077	34,071
UK
With-profits	5,657	8,318	9,557	12,241	2,673	6,089	44,535
Unit-linked	1,101	1,842	1,164	1,999	272	103	6,481
Non-linked shareholder-backed	4,760	9,022	8,735	4,994	384	4,190	32,085
Other operations	1,686	119	285	101	14	2	2,207
Total debt securities	17,496	34,106	33,310	35,982	7,480	19,297	147,671

The credit ratings, information or data contained in this report which are attributed and specifically provided by S&P, Moody’s and Fitch Solutions and their respective affiliates and suppliers (‘Content Providers’) is referred to here as the ‘Content’. Reproduction of any Content in any form is prohibited except with the prior written permission of the relevant party. The Content Providers do not guarantee the accuracy, adequacy, completeness, timeliness or availability of any Content and are not responsible for any errors or omissions (negligent or otherwise), regardless of the cause, or for the results obtained from the use of such Content. The Content Providers expressly disclaim liability for any damages, costs, expenses, legal fees, or losses (including lost income or lost profit and opportunity costs) in connection with any use of the Content. A reference to a particular investment or security, a rating or any observation concerning an investment that is part of the Content is not a recommendation to buy, sell or hold any such investment or security, nor does it address the suitability of an investment or security and should not be relied on as investment advice.

Securities with credit ratings classified as ‘Other’ can be further analysed as follows:

	2016 £m	2015 £m
Asia – non-linked shareholder-backed
Internally rated
Government bonds	63	162
Corporate bonds – rated as investment grade by local external ratings agencies	757	481
Other	95	301
Total Asia non-linked shareholder-backed	915	944

US	Mortgage -backed securities	Other securities	2016 Total	2015 Total
Implicit ratings of other US debt securities based on NAIC* valuations (see below)
NAIC 1	2,587	2,172	4,759	4,334
NAIC 2	8	1,901	1,909	1,594
NAIC 3-6	12	120	132	149
Total US	2,607	4,193	6,800	6,077
*	The Securities Valuation Office of the NAIC classifies debt securities into six quality categories ranging from Class 1 (the highest) to Class 6 (the lowest). Performing securities are designated as Classes 1 to 5 and securities in or near default are designated Class 6.

	2016 £m	2015 £m
UK
Internal ratings or unrated
AAA to A-	6,939	5,570
BBB to B-	3,257	3,234
Below B- or unrated	2,079	1,578
Total UK	12,275	10,382

In addition to the debt securities shown above, the assets held for sale on the consolidated statement of financial position at 31 December 2016 in respect of Korea life business included a debt securities balance of £652 million.

(b)	Additional analysis of US insurance operations debt securities

	2016 £m	2015 £m
Corporate and government security and commercial loans:
Government	5,856	4,242
Publicly traded and SEC Rule 144A securities*	25,992	21,776
Non-SEC Rule 144A securities	4,576	3,733
Asset-backed securities (see note (e))	4,321	4,320
Total US debt securities†	40,745	34,071
*	A 1990 SEC rule that facilitates the resale of privately placed securities under Rule 144A that are without SEC registration to qualified institutional investors. The rule was designed to develop a more liquid and efficient institutional resale market for unregistered securities.
†	Debt securities for US operations included in the statement of financial position comprise:

	2016 £m	2015 £m
Available-for-sale	40,645	33,984
Fair value through profit or loss:
Securities held to back liabilities for funds withheld under reinsurance arrangement	100	87
	40,745	34,071

Realised gains and losses, including impairments, recorded in the income statement are as shown in note B1.2 of this report.

(c)	Movements in unrealised gains and losses on Jackson available-for-sale securities

There was a movement in the statement of financial position value for debt securities classified as available-for-sale from a net unrealised gain of £592 million to a net unrealised gain of £676 million as analysed in the table below.

	2016	Foreign exchange translation	Changes in unrealised appreciation**	2015
		Reflected as part of movement in other comprehensive income
	£m	£m	£m	£m
Assets fair valued at below book value
Book value*	14,617			13,163
Unrealised loss	(675)	(118)	116	(673)
Fair value (as included in statement of financial position)	13,942			12,490
Assets fair valued at or above book value
Book value*	25,352			20,229
Unrealised gain	1,351	230	(144)	1,265
Fair value (as included in statement of financial position)	26,703			21,494
Total
Book value*	39,969			33,392
Net unrealised gain	676	112	(28)	592
Fair value (as included in the footnote above in the overview table and the statement of financial position)	40,645			33,984

The available-for-sale debt securities of Jackson are analysed into US Treasuries and other debt securities as follows:

US Treasuries
Book value*	5,486			3,477
Net unrealised (loss) gain	(412)	(30)	(436)	54
Fair value	5,074			3,531
Other debt securities
Book value*	34,483			29,915
Net unrealised gain	1,088	142	408	538
Fair value	35,571			30,453
Total debt securities
Book value*	39,969			33,392
Net unrealised gain	676	112	(28)	592
Fair value	40,645			33,984
*	Book value represents cost/amortised cost of the debt securities.
**	Translated at the average rate of US$1.3546: £1.00.

(d) US debt securities classified as available-for-sale in an unrealised loss position

(i)	Fair value of securities as a percentage of book value

The following table shows the fair value of the debt securities in a gross unrealised loss position for various percentages of book value:

	2016 £m		2015 £m
	Fair value	Unrealised loss	Fair value	Unrealised loss
Between 90% and 100%	12,326	(405)	11,058	(320)
Between 80% and 90%	1,598	(259)	902	(144)
Below 80%:
Residential mortgage-backed securities – sub-prime	-	-	4	(1)
Commercial mortgage-backed securities	8	(3)	-	-
Other asset-backed securities	9	(8)	9	(7)
Government bonds	-	-	-	-
Corporates	1	-	517	(201)
	18	(11)	530	(209)
Total	13,942	(675)	12,490	(673)

(ii)	Unrealised losses by maturity of security

	2016 £m	2015 £m
1 year to 5 years	(7)	(51)
5 years to 10 years	(118)	(334)
More than 10 years	(510)	(247)
Mortgage-backed and other debt securities	(40)	(41)
Total	(675)	(673)

(iii)	Age analysis of unrealised losses for the periods indicated

The following table shows the age analysis of all the unrealised losses in the portfolio by reference to the length of time the securities have been in an unrealised loss position:

	2016 £m			2015 £m
	Non- investment grade	Investment grade	Total	Non- investment grade	Investment grade	Total
Less than 6 months	(3)	(599)	(602)	(13)	(148)	(161)
6 months to 1 year	-	(2)	(2)	(17)	(332)	(349)
1 year to 2 years	(4)	(27)	(31)	(16)	(63)	(79)
2 years to 3 years	(2)	(1)	(3)	(3)	(38)	(41)
More than 3 years	(2)	(35)	(37)	(3)	(40)	(43)
Total	(11)	(664)	(675)	(52)	(621)	(673)

Further, the following table shows the age analysis as at 31 December 2016 of the securities whose fair values were below 80 per cent of the book value:

	2016 £m		2015 £m
Age analysis	Fair value	Unrealised loss	Fair value	Unrealised loss
Less than 3 months	1	-	450	(165)
3 months to 6 months	-	-	64	(34)
More than 6 months	17	(11)	16	(10)
	18	(11)	530	(209)

(e)	Asset-backed securities

The Group’s holdings in Asset-Backed Securities (ABS), which comprise Residential Mortgage-Backed Securities (RMBS), Commercial Mortgage-Backed Securities (CMBS), Collateralised Debt Obligations (CDO) funds and other asset-backed securities, at 31 December 2016 are as follows:

	2016 £m	2015 £m
Shareholder-backed operations:
Asia insurance operationsnote (i)	130	111
US insurance operationsnote (ii)	4,321	4,320
UK insurance operations (2016: 25% AAA, 40% AA)note (iii)	1,464	1,531
Asset management operationsnote (iv)	771	911
	6,686	6,873
With-profits operations:
Asia insurance operationsnote (i)	357	262
UK insurance operations (2016: 55% AAA, 17% AA)note (iii)	5,177	4,600
	5,534	4,862
Total	12,220	11,735

Notes

(i)	Asia insurance operations
The Asia insurance operations’ exposure to asset-backed securities is primarily held by the with-profits operations. Of the £357 million, 99 per cent (31 December 2015: 84 per cent) are investment grade.
(ii)	US insurance operations
US insurance operations’ exposure to asset-backed securities at 31 December 2016 comprises:

	2016 £m	2015 £m
RMBS
RMBS sub-prime (2016: 2% AAA, 12% AA, 4% A)	180	191
Alt-A (2016: 3% AAA, 6% A)	177	191
Prime including agency (2016: 72% AA, 3% A)	675	902
CMBS (2016: 76% AAA, 16% AA, 5% A)	2,234	2,403
CDO funds (2016: 35% AAA, 5% AA, 23% A), including £nil exposure to sub-prime	50	52
Other ABS (2016: 21% AAA, 18% AA, 52% A), including £129 million exposure to sub-prime	1,005	581
Total	4,321	4,320

(iii)	UK insurance operations
The majority of holdings of the shareholder-backed business are UK securities and relate to PAC’s annuity business. Of the holdings of the with-profits operations, £1,623 million (2015: £1,140 million) relates to exposure to the US markets with the remaining exposure being primarily to the UK market.
(iv)	Asset management operations
Asset management operations’ exposure to asset-backed securities is held by Prudential Capital with no sub-prime exposure. Of the £771 million, 95 per cent (2015: 95 per cent) are graded AAA.

(f)	Group sovereign debt and bank debt exposure

The Group exposures held by the shareholder-backed business and with-profits funds in sovereign debts and bank debt securities at 31 December 2016 are analysed as follows:

Exposure to sovereign debts

	2016 £m		2015 £m
	Shareholder-backed business	With- profits funds	Shareholder-backed business	With- profits funds
Italy	56	61	55	60
Spain	33	18	1	17
France	22	-	19	-
Germany*	573	329	409	358
Other Eurozone	83	33	62	44
Total Eurozone	767	441	546	479
United Kingdom	5,510	2,868	4,997	1,802
United States**	6,861	9,008	3,911	6,893
Other, predominantly Asia	3,979	2,079	3,368	1,737
Total	17,117	14,396	12,822	10,911
*	Including bonds guaranteed by the federal government.
**	The exposure to the United States sovereign debt comprises holdings of the US, UK and Asia insurance operations.

Exposure to bank debt securities

	2016 £m
	Senior debt			Subordinated debt
Shareholder-backed business	Covered	Senior	Total senior debt	Tier 1	Tier 2	Total subordinated debt	2016 Total £m	2015 Total £m
Italy	-	32	32	-	-	-	32	30
Spain	148	22	170	-	-	-	170	154
France	28	53	81	10	75	85	166	226
Germany	46	4	50	-	74	74	124	130
Netherlands	-	44	44	-	6	6	50	31
Other Eurozone	-	19	19	-	-	-	19	31
Total Eurozone	222	174	396	10	155	165	561	602
United Kingdom	536	318	854	6	314	320	1,174	957
United States	-	2,494	2,494	6	184	190	2,684	2,457
Other, predominantly Asia	17	511	528	76	414	490	1,018	718
Total	775	3,497	4,272	98	1,067	1,165	5,437	4,734

With-profits funds
Italy	-	62	62	-	-	-	62	57
Spain	153	60	213	-	-	-	213	182
France	8	140	148	-	65	65	213	250
Germany	96	18	114	-	-	-	114	111
Netherlands	-	189	189	6	7	13	202	205
Other Eurozone	-	31	31	-	-	-	31	35
Total Eurozone	257	500	757	6	72	78	835	840
United Kingdom	544	400	944	2	450	452	1,396	1,351
United States	-	1,851	1,851	58	320	378	2,229	1,796
Other, including Asia	312	1,035	1,347	220	425	645	1,992	1,656
Total	1,113	3,786	4,899	286	1,267	1,553	6,452	5,643

The tables above exclude assets held to cover linked liabilities and those of the consolidated unit trusts and similar funds. In addition, the tables above exclude the proportionate share of sovereign debt holdings of the Group’s joint venture operations.

(g)	Impairment of US available-for-sale debt securities and other financial assets

In accordance with the Group’s accounting policy set out in note A3.1, impairment reviews were performed for available-for-sale securities and loans and receivables.

During the year ended 31 December 2016, net impairment charges of £(44) million (2015: £(35) million) were recognised for available-for-sale securities and loans and receivables analysed as follows:

	2016 £m	2015 £m
Available-for-sale debt securities held by Jackson	(20)	(19)
Loans and receivables*	(24)	(16)
Net charge for impairment net of reversals	(44)	(35)
*	The impairment charges relate to loans held by the UK with-profits fund and mortgage loans held by Jackson.

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

In 2016, the Group realised gross losses on sales of available-for-sale securities of £152 million (2015: £85 million) with 59 per cent (2015: 57 per cent) of these losses related to the disposal of fixed maturity securities of the top 10 individual issuers, which were disposed of as part of risk reduction programmes intended to limit future credit loss exposure. Of the £152 million (2015: £85 million), £94 million (2015: £54 million) relates to losses on sales of impaired and deteriorating securities.

The effect of changes in the key assumptions that underpin the assessment of whether impairment has taken place depends on the factors described in note A3.1. A key indicator of whether such impairment may arise in future, and the potential amounts at risk, is the profile of gross unrealised losses for fixed maturity securities accounted for on an available-for-sale basis by reference to the time periods by which the securities have been held continuously in an unrealised loss position and by reference to the maturity date of the securities concerned.

For 2016, the amount of gross unrealised losses for fixed maturity securities classified as available-for-sale under IFRS in an unrealised loss position was £675 million (2015: £673 million). Note B1.2 provides further details on the impairment charges and unrealised losses of Jackson’s available-for-sale securities.

C3.3 Loans portfolio

(a)	Overview of loans portfolio

Loans are accounted for at amortised cost net of impairment except for:

•	Certain mortgage loans which have been designated at fair value through profit or loss of the UK insurance operations as this loan portfolio is managed and evaluated on a fair value basis; and
•	Certain policy loans of the US insurance operations that are held to back liabilities for funds withheld under reinsurance arrangements and are also accounted on a fair value basis.

The amounts included in the statement of financial position are analysed as follows:

	2016 £m				2015 £m
	Mortgage loans*	Policy loans**	Other loans†	Total	Mortgage loans*	Policy loans**	Other loans†	Total
Asia
With-profits	-	577	113	690	-	452	88	540
Non-linked shareholder-backed	179	226	208	613	130	269	145	544
US
Non-linked shareholder-backed	6,055	3,680	-	9,735	4,367	3,051	-	7,418
UK
With-profits	668	6	1,218	1,892	727	8	1,324	2,059
Non-linked shareholder-backed	1,642	-	38	1,680	1,508	-	4	1,512
Asset management operations	-	-	563	563	-	-	885	885
Total loans securities	8,544	4,489	2,140	15,173	6,732	3,780	2,446	12,958
*	All mortgage loans are secured by properties. In the US, mortgage loans are all commercial mortgage loans that are secured on the following property types: industrial, multi-family residential, suburban office, retail or hotel. By carrying value, 96 per cent of the £1,642 million (2015: 78 per cent of the £1,508 million) mortgage loans held for UK shareholder-backed business relates to lifetime (equity release) mortgage business which has an average loan to property value of 30 per cent (2015: 30 per cent).
**	In the US, £2,672 million (2015: £2,183 million) policy loans are backing liabilities for funds withheld under reinsurance arrangements and are accounted for at fair value through profit or loss. All other policy loans are accounted for at amortised cost, less any impairment.
†	Other loans held in UK with-profits funds are commercial loans and comprise mainly syndicated loans. The majority of other loans in shareholder-backed business in Asia are commercial loans held by the Malaysia operation and which are all investment graded by two local rating agencies.

(b)	Additional information on US loans

The US insurance operations’ commercial mortgage loan portfolio does not include any single-family residential mortgage loans and is therefore not exposed to the risk of defaults associated with residential sub-prime mortgage loans. The average loan size is £12.4 million (2015: £8.6 million). The portfolio has a current estimated average loan to value of 59 per cent (2015: 59 per cent).

At 31 December 2016, Jackson had no mortgage loans where the contractual terms of the agreements had been restructured (2015: none).

(c)	Loans held by asset management operations

These relate to loans and receivables managed by Prudential Capital. These assets are generally secured but most have no external credit ratings. Internal ratings prepared by the Group’s asset management operations, as part of the risk management process, are:

	2016 £m	2015 £m
Loans and receivables internal ratings:
AA+ to AA-	29	-
A+ to A-	100	157
BBB+ to BBB-	248	607
BB+ to BB-	185	119
B and other	1	2
Total	563	885

C3.4	Financial instruments – additional information

(a)	Financial risk
(i)	Liquidity analysis

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

	2016 £m
	Total carrying value	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	No stated maturity	Total
Financial liabilities
Core structural borrowings of shareholder-financed operationsC6.1	6,798	474	778	1,205	1,202	1,011	3,439	3,662	11,771
Operational borrowings attributable to shareholder-financed operationsC6.2	2,317	1,657	607	69	-	-	-	-	2,333
Borrowings attributable to with-profits fundsC6.2	1,349	475	748	32	20	10	60	144	1,489
Obligations under funding, securities lending and sale and repurchase agreements	5,031	5,031	-	-	-	-	-	-	5,031
Accruals, deferred income and other liabilities	13,825	9,873	320	61	80	103	322	3,272	14,031
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	8,687	8,687	-	-	-	-	-	-	8,687
	38,007	26,197	2,453	1,367	1,302	1,124	3,821	7,078	43,342

	2015 £m
	Total carrying value	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	No stated maturity	Total
Financial liabilities
Core structural borrowings of shareholder-financed operationsC6.1	5,011	197	1,046	1,210	1,197	1,037	3,555	1,900	10,142
Operational borrowings attributable to shareholder-financed operationsC6.2	1,960	1,301	616	69	-	-	-	-	1,986
Borrowings attributable to with-profits fundsC6.2	1,332	256	813	175	53	11	62	157	1,527
Obligations under funding, securities lending and sale and repurchase agreements	3,765	3,765	-	-	-	-	-	-	3,765
Accruals, deferred income and other liabilities	10,416	7,583	99	51	74	100	344	2,440	10,691
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	7,873	7,873	-	-	-	-	-	-	7,873
	30,357	20,975	2,574	1,505	1,324	1,148	3,961	4,497	35,984

Maturity analysis of derivatives

The following table shows the gross and net derivative positions together with a maturity profile of the net derivative position:

	Carrying value of net derivatives £m			Maturity profile of net derivative position £m
	Derivative assets	Derivative liabilities	Net derivative position	1 year or less	After 1 year to 3 years	After 3 years to 5 years	After 5 years	Total
2016	3,936	(3,252)	684	1,009	(14)	(7)	18	1,006
2015	2,958	(3,119)	(161)	15	(10)	(7)	45	43

The majority of derivative assets and liabilities have been included at fair value within the one year or less column, representing the basis on which they are managed (ie to manage principally asset or liability value exposures). The Group has no cash flow hedges and in general, contractual maturities are not considered essential for an understanding of the timing of the cash flows for these instruments. The only exception is certain identified interest rate swaps which are fully expected to be held until maturity solely for the purposes of matching cash flows on separately held assets and liabilities. For these instruments, the undiscounted cash flows (including contractual interest amounts) due to be paid under the swap contract, assuming conditions are consistent with those at year end, are included in the column relating to the contractual maturity of the derivative.

Maturity analysis of investment contracts

The table below shows the maturity profile for investment contracts on undiscounted cash flow projections of expected benefit payments.

	£bn
	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	Total undis- counted value	Total carrying value
2016	6	24	23	16	11	9	89	73
2015	6	21	19	14	10	9	79	62

Most investment contracts have options to surrender early, often subject to surrender or other penalties. Therefore, most contracts can be said to have a contractual maturity of less than one year, but in reality the additional charges and term of the contracts mean these are unlikely to be exercised in practice and the more useful information is to present information on expected payment.

The maturity profile above excludes certain corporate unit-linked business with gross policyholder liabilities of £11 billion (2015: £11 billion) which have no stated maturity but which are repayable on demand.

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

In terms of liquidity risk, a large proportion of the policyholder liabilities contain discretionary surrender values or surrender charges, meaning that many of the Group’s liabilities are expected to be held for the long term. Much of the Group’s investment portfolios are in marketable securities, which can therefore be converted quickly to liquid assets.

For the reasons provided above, an analysis of the Group’s assets by contractual maturity is not considered appropriate to evaluate the nature and extent of the Group’s liquidity risk.

(ii)	Credit risk

The Group’s maximum exposure to credit risk of financial instruments before any allowance for collateral or allocation of losses to policyholders is represented by the carrying value of financial instruments on the balance sheet that have exposures to credit risk comprising cash and cash equivalents, deposits, debt securities, loans and derivative assets, and other debtors, the carrying value of which are disclosed at the start of this note and note C3.4(b) below for derivative assets. The collateral in place in relation to derivatives is described in note C3.4(c) below. Note C3.3 describes the security for these loans held by the Group.

Of the total loans and receivables held, £27 million (2015: £27 million) are past their due date but are not impaired. Of the total past due but not impaired, £20 million are less than one year past their due date (2015: £22 million). The Group expects full recovery of these loans and receivables.

No further analysis has been provided of the element of loans and receivables that was neither past due nor impaired for the total portfolio on the grounds of immateriality of the difference between the neither past due nor impaired elements and the total portfolio.

Financial assets that would have been past due or impaired had the terms not been renegotiated amounted to £27 million (2015: £16 million).

In addition, during 2016 and 2015, the Group did not take possession of any other collateral held as security.

Further details of collateral and pledges are provided in note C3.4(c) below.

(iii)	Foreign exchange risk

As at 31 December 2016, the Group held 23 per cent (2015: 22 per cent) and 12 per cent (2015: 11 per cent) of its financial assets and financial liabilities respectively, in currencies, mainly US dollar and Euro, other than the functional currency of the relevant business unit.

Of these financial assets, 52 per cent (2015: 53 per cent) are held by the PAC with-profits fund, allowing the fund to obtain exposure to foreign equity markets.

Of these financial liabilities, 28 per cent (2015: 40 per cent) are held by the PAC with-profits fund, mainly relating to foreign currency borrowings.

The exchange risks inherent in these exposures are mitigated through the use of derivatives, mainly forward currency contracts (note 3.4(b) below).

The amount of exchange gain recognised in the income statement in 2016, except for those arising on financial instruments measured at fair value through profit or loss, is £1,005 million (2015: £138 million gain). This constitutes £0.4 million gain (2015: £1 million loss) on Medium Term Notes liabilities and £1,005 million of net gain (2015: £139 million net gain), mainly arising on investments of the PAC with-profits fund. The gains/losses on Medium Term Notes liabilities are fully offset by value movements on cross-currency swaps, which are measured at fair value through profit or loss.

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

Hedging

The Group has formally assessed and documented the effectiveness of the following net investment hedges under IAS 39: At 31 December 2016, the Group has designated perpetual subordinated capital securities totalling US$4.5 billion (2015: US$2.8 billion) as a net investment hedge to hedge the currency risks related to the net investment in Jackson. The carrying value of the subordinated capital securities was £3,644 million as at 31 December 2016 (2015: £1,895 million). The foreign exchange loss of £389 million (2015: loss of £104 million) on translation of the borrowings to pounds sterling at the statement of financial position date is recognised in the translation reserve in shareholders’ equity. This net investment hedge was 100 per cent effective.

The Group has no cash flow hedges or fair value hedges in place.

(c)	Derecognition, collateral and offsetting

Securities lending and reverse repurchase agreements

The Group has entered into securities lending (including repurchase agreements) whereby blocks of securities are loaned to third parties, primarily major brokerage firms. Typically, the value of collateral assets granted to the Group in these transactions is in excess of the value of securities lent, with the excess determined by the quality of the collateral assets granted. Collateral requirements are calculated on a daily basis. The loaned securities are not removed from the Group’s consolidated statement of financial position, rather they are retained within the appropriate investment classification. Collateral typically consists of cash, debt securities, equity securities and letters of credit.

At 31 December 2016, the Group has £8,545 million (2015: £5,995 million) of lent securities and assets subject to repurchase agreements, of which £8,113 million (2015: £4,687 million) related to the PAC with-profits fund. The cash and securities collateral held or pledged under such agreements were £9,086 million (2015: £6,542 million) of which £8,653 million (2015: £5,002 million) was held by the PAC with-profits fund.

At 31 December 2016, the Group had entered into reverse repurchase transactions under which it purchased securities and had taken on the obligation to resell the securities. The fair value of the collateral held in respect of these transactions was £9,319 million (2015: £10,076 million).

Collateral and pledges under derivative transactions

At 31 December 2016, the Group had pledged £1,853 million (2015: £1,622 million) for liabilities and held collateral of £2,788 million (2015: £1,865 million) in respect of over-the-counter derivative transactions.

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

The following tables present the gross and net information about the Group’s financial instruments subject to master netting arrangements:

	31 Dec 2016 £m
	Gross amount presented in the consolidated statement of financial position note (i)	Related amounts not offset in the consolidated statement of financial position			Net amount
		Financial instruments note (ii)	Cash collateral	Securities collateral note (iii)

Financial assets:
Derivative assets	3,869	(1,053)	(1,895)	(733)	188
Reverse repurchase agreements	9,132	-	-	(9,132)	-
Total financial assets	13,001	(1,053)	(1,895)	(9,865)	188

Financial liabilities:
Derivative liabilities	(2,874)	1,053	698	1,028	(95)
Securities lending and repurchase agreements	(1,927)	-	97	1,830	-
Total financial liabilities	(4,801)	1,053	795	2,858	(95)

	31 Dec 2015 £m
	Gross amount presented in the consolidated statement of financial position note (i)	Related amounts not offset in the consolidated statement of financial position			Net amount
		Financial instruments note (ii)	Cash collateral	Securities collateral note (iii)

Financial assets:
Derivative assets	2,835	(1,071)	(1,122)	(591)	51
Reverse repurchase agreements	8,591	-	-	(8,591)	-
Total financial assets	11,426	(1,071)	(1,122)	(9,182)	51

Financial liabilities:
Derivative liabilities	(2,879)	1,071	764	809	(235)
Securities lending and repurchase agreements	(1,979)	-	199	1,780	-
Total financial liabilities	(4,858)	1,071	963	2,589	(235)

Notes

(i)	The Group has not offset any of the amounts presented in the consolidated statement of financial position.
(ii)	Represents the amount that could be offset under master netting or similar arrangements where Group does not satisfy the full criteria to offset on the consolidated statement of financial position.
(iii)	Excludes initial margin amounts for exchange-traded derivatives.

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

The note provides information of policyholder liabilities and unallocated surplus of with-profits funds held on the Group’s statement of financial position:

C4.1	Movement and duration of liabilities

C4.1(a) Group overview

(i)	Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

	Insurance operations £m
	Asia	US	UK	Total
	note C4.1(b)	note C4.1(c)	note C4.1(d)
At 1 January 2015	45,022	126,746	154,436	326,204
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	38,705	126,746	144,088	309,539
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,102	-	10,348	12,450
- Group’s share of policyholder liabilities of joint ventures and associate§	4,215	-	-	4,215

Net flows:
Premiums	7,784	16,699	9,692	34,175
Surrenders	(2,550)	(6,759)	(6,363)	(15,672)
Maturities/deaths	(1,265)	(1,464)	(6,991)	(9,720)
Net flows	3,969	8,476	(3,662)	8,783
Shareholders’ transfers post-tax	(43)	-	(214)	(257)
Investment-related items and other movements	(364)	(3,824)	2,319	(1,869)
Foreign exchange translation differences	194	7,515	14	7,723
As at 31 December 2015/1 January 2016	48,778	138,913	152,893	340,584
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	41,255	138,913	142,350	322,518
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,553	-	10,543	13,096
- Group’s share of policyholder liabilities of joint ventures and associate§	4,970	-	-	4,970
Reclassification of Korea life business as held for sale*	(2,812)	-	-	(2,812)

Net flows:
Premiums	9,639	14,766	11,129	35,534
Surrenders	(2,299)	(7,872)	(6,821)	(16,992)
Maturities/deaths	(1,558)	(1,696)	(6,835)	(10,089)
Net flows	5,782	5,198	(2,527)	8,453
Shareholders’ transfers post-tax	(44)	-	(215)	(259)
Investment-related items and other movements	2,005	5,690	18,626	26,321
Foreign exchange translation differences	9,075	27,825	527	37,427
At 31 December 2016	62,784	177,626	169,304	409,714
Comprising:
- Policyholder liabilities on the consolidated statement of financial position¶	53,716	177,626	157,654	388,996
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,667	-	11,650	14,317
- Group’s share of policyholder liabilities of joint ventures and associate§	6,401	-	-	6,401

Average policyholder liability balances†
2016	51,765	158,270	150,003	360,038
2015	44,573	132,830	143,219	320,622
*	The reclassification of Korea life business as held for sale reflects the value of policyholder liabilities held at 1 January 2016. No other amounts are shown within the 2016 analysis above in respect of Korea.
†	Averages have been based on opening and closing balances and adjusted for acquisitions, disposals and corporate transactions in the year and exclude unallocated surplus of with-profits funds.
§

The Group’s investment in joint ventures and associates are accounted for on an equity method basis in the Group’s balance sheet. The Group’s share of the policyholder liabilities as shown above relate to life businesses in China, India and of the Takaful business in Malaysia.

¶	The policyholder liabilities of the Asia insurance operations of £53,716 million (2015: £41,255 million), shown in the table above, is after deducting the intra-group reinsurance liabilities ceded by the UK insurance operations of £1,302 million (2015: £1,261 million) to the Hong Kong with-profits business. Including this amount total Asia policyholder liabilities are £55,018 million (2015: £42,516 million).

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

The analysis includes the impact of premiums, claims and investment movements on policyholders’ liabilities. The impact does not represent premiums, claims and investment movements as reported in the income statement. For example, the premiums shown above will exclude any deductions for fees/charges. Claims represent the policyholder liabilities provision released rather than the claim amount paid to the policyholder.

(ii)	Analysis of movements in policyholder liabilities for shareholder-backed business

	Shareholder-backed business £m
	Asia	US	UK	Total
At 1 January 2015	26,410	126,746	55,009	208,165
Net flows:
Premiums	4,793	16,699	3,146	24,638
Surrenders	(2,308)	(6,759)	(3,227)	(12,294)
Maturities/deaths	(618)	(1,464)	(2,613)	(4,695)
Net flowsnote (a)	1,867	8,476	(2,694)	7,649
Investment-related items and other movements	(121)	(3,824)	509	(3,436)
Foreign exchange translation differences	(312)	7,515	-	7,203
At 31 December 2015/1 January 2016	27,844	138,913	52,824	219,581

Comprising:
- Policyholder liabilities on the consolidated statement of financial position	22,874	138,913	52,824	214,611
- Group’s share of policyholder liabilities relating to joint ventures	4,970	-	-	4,970
At 1 January 2016	27,844	138,913	52,824	219,581
Reclassification of Korea life business as held for sale*	(2,812)	-	-	(2,812)
Net flows:
Premiums	4,749	14,766	1,842	21,357
Surrenders	(1,931)	(7,872)	(2,967)	(12,770)
Maturities/deaths	(732)	(1,696)	(2,521)	(4,949)
Net flowsnote (a)	2,086	5,198	(3,646)	3,638
Investment-related items and other movements	1,116	5,690	6,980	13,786
Foreign exchange translation differences	4,617	27,825	-	32,442
At 31 December 2016	32,851	177,626	56,158	266,635

Comprising:
- Policyholder liabilities on the consolidated statement of financial position	26,450	177,626	56,158	260,234
- Group’s share of policyholder liabilities relating to joint ventures	6,401	-	-	6,401
*	The reclassification of Korea life business as held for sale reflects the value of policyholder liabilities held at 1 January 2016. No other amounts are shown within the 2016 analysis above in respect of Korea.

Note

(a)	Including net flows of the Group’s insurance joint ventures and associate.

(iii)	Movement in insurance contract liabilities and unallocated surplus of with-profits funds

Further analysis of the movement in the year of the Group’s insurance contract liabilities, gross and reinsurance share, and unallocated surplus of with-profits funds is provided below:

	Insurance contract liabilities		Unallocated surplus of with- profits funds £m
	Gross £m	Reinsurers’ share £m
At 1 January 2015	250,038	6,315	12,450
Income and expense included in the income statement and other comprehensive income	3,456	342	522
Foreign exchange translation differences	7,259	335	124
At 31 December 2015/1 January 2016	260,753	6,992	13,096
Income and expense included in the income statement and other comprehensive income	20,210	752	768
Foreign exchange translation differences	35,472	1,221	453
At 31 December 2016	316,435	8,965	14,317

(iv)	Reinsurers’ share of insurance contract liabilities

	Asia	US	UK	2016 £m	2015 £m
Insurance contract liabilities	1,460	6,374	1,131	8,965	6,992
Claims outstanding	79	850	157	1,086	911
	1,539	7,224	1,288	10,051	7,903

The Group cedes certain business to other insurance companies. Although the ceding of insurance does not relieve the Group from its liability to its policyholders, the Group participates in such agreements for the purpose of managing its loss exposure. The Group evaluates the financial condition of its reinsurers and monitors concentration of credit risk from similar geographic regions, activities or economic characteristics of the reinsurers to minimise its exposure from reinsurer insolvencies. Of the reinsurers’ share of insurance contract liabilities balance of £10,051 million at 31 December 2016 (2015: £7,903 million), 85 per cent (2015: 90 per cent) were ceded by the Group’s UK and US operations, of which 96 per cent (2015: 96 per cent) of the balance were from reinsurers with Standard & Poor’s rating A- and above.

The reinsurance asset for Jackson, as shown in the table above, primarily relates to certain fully collateralised former REALIC business retained by Swiss Re through 100 per cent reinsurance agreements. Apart from the reinsurance of REALIC business, the principal reinsurance ceded by Jackson outside the Group is on term life insurance, direct and assumed accident and health business and GMIB variable annuity guarantees. Net commissions received on ceded business and claims incurred ceded to external reinsurers totalled £38 million and £500 million respectively during 2016 (2015: £41 million and £442 million respectively). There were no deferred gains or losses on reinsurance contracts in either 2016 or 2015.

In each of 2016 and 2015, the Group’s UK insurance business entered into longevity reinsurance transactions on certain aspects of the UK’s annuity liabilities. Further information on these transactions is provided in note B4(b). The gains and losses recognised in profit and loss for the other reinsurance contracts written in the year were immaterial.

C4.1(b) Asia insurance operations

(i)	Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of Asia insurance operations from the beginning of the year to the end of the year is as follows:

	With-profits business £m	Unit-linked liabilities £m	Other business £m	Total £m
At 1 January 2015	18,612	16,209	10,201	45,022
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	16,510	13,874	8,321	38,705
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,102	-	-	2,102
- Group’s share of policyholder liabilities relating to joint ventures and associate‡	-	2,335	1,880	4,215

Premiums
New business	812	1,322	781	2,915
In-force	2,179	1,496	1,194	4,869
	2,991	2,818	1,975	7,784
Surrendersnote (c)	(242)	(2,043)	(265)	(2,550)
Maturities/deaths	(647)	(88)	(530)	(1,265)
Net flowsnote (b)	2,102	687	1,180	3,969
Shareholders’ transfers post-tax	(43)	-	-	(43)
Investment-related items and other movements	(243)	(536)	415	(364)
Foreign exchange translation differences note (a)	506	(394)	82	194
At 31 December 2015/1 January 2016	20,934	15,966	11,878	48,778
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	18,381	13,355	9,519	41,255
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,553	-	-	2,553
- Group’s share of policyholder liabilities relating to joint ventures and associate‡	-	2,611	2,359	4,970
Reclassification of Korea life business as held for sale*	-	(2,187)	(625)	(2,812)

Premiums
New business	1,701	921	767	3,389
In-force	3,189	1,447	1,614	6,250
	4,890	2,368	2,381	9,639
Surrendersnote (c)	(368)	(1,641)	(290)	(2,299)
Maturities/deaths	(826)	(78)	(654)	(1,558)

Net flowsnote (b)	3,696	649	1,437	5,782
Shareholders’ transfers post-tax	(44)	-	-	(44)
Investment-related items and other movementsnote (d)	889	621	495	2,005
Foreign exchange translation differencesnote (a)	4,458	2,458	2,159	9,075
At 31 December 2016note (b)	29,933	17,507	15,344	62,784
Comprising:
- Policyholder liabilities on the consolidated statement of financial position§	27,266	14,289	12,161	53,716
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,667	-	-	2,667
- Group’s share of policyholder liabilities relating to joint ventures and associate‡	-	3,218	3,183	6,401
Average policyholder liability balances†
2016	22,823	15,643	13,299	51,765
2015	17,446	16,088	11,039	44,573
*	The reclassification of Korea life business as held for sale reflects the value of policyholder liabilities held at 1 January 2016. No other amounts are shown within the 2016 analysis above in respect of Korea. If Korea life business had been excluded from the 2015 figures, the average policyholder liability balance for 2015 would have been £41,814 million in total allocated £17,446 million, £13,940 million and £10,428 million for its with-profits business, unit-linked business and other business, respectively.
†	Averages have been based on opening and closing balances and adjusted for acquisitions and disposals in the year and exclude unallocated surplus of with-profits funds.
‡	The Group’s investment in joint ventures and associate are accounted for on an equity method basis and the Group’s share of the policyholder liabilities, as shown above, relate to the life businesses in China, India and of the Takaful business in Malaysia.
§	The policyholder liabilities of the with-profits business of £27,266 million, shown in the table above, is after deducting the intra-group reinsurance liabilities ceded by the UK insurance operations of £1,302 million to the Hong Kong with-profits business (2015: £1,261 million). Including this amount, the Asia with-profits policyholder liabilities are £28,568 million.

Notes

(a)	Movements in the year have been translated at the average exchange rates for the year. The closing balance has been translated at the closing spot rates as at the end of the year. Differences upon retranslation are included in foreign exchange translation differences.
(b)	Net flows have increased by £1,860 million to £5,782 million in 2016, after excluding Korea 2015 net inflows of £47 million from the comparative period reflecting increased flows from new business and growth in the in-force books.
(c)	The rate of surrenders for shareholder-backed business (expressed as a percentage of opening liabilities) was 7.7 per cent in 2016, compared with 7.6 per cent in 2015, excluding Korea (2015: 8.7 per cent including Korea).
(d)	Investment-related items and other movements for 2016 principally represent realised gains on equity markets and bonds during the year. The gains were mixed across the region with the greatest impact on with-profits and unit-linked business.

(ii) Duration of liabilities

The table below shows the carrying value of policyholder liabilities and the maturity profile of the cash flows on a discounted basis for 2016 and 2015, taking account of expected future premiums and investment returns:

	2016 £m	2015 £m
Policyholder liabilities	53,716	41,255
Expected maturity:	%	%
0 to 5 years	23	23
5 to 10 years	20	20
10 to 15 years	16	17
15 to 20 years	11	12
20 to 25 years	9	9
Over 25 years	21	19

(iii)	Summary policyholder liabilities (net of reinsurance) and unallocated surplus

At 31 December 2016, the policyholder liabilities and unallocated surplus for Asia operations of £56.4 billion (2015: £43.8 billion), net of reinsurance of £1,539 million (2015: £798 million), excluding joint ventures, comprised the following:

	2016 £m	2015 £m
Hong Kong	23,852	16,234
Indonesia	3,405	2,361
Korea*	-	2,810
Malaysia	4,332	3,492
Singapore	15,324	12,022
Taiwan	3,504	2,724
Other countries	4,427	3,367
Total Asia operations	54,844	43,010
*	The Korea life business was accounted for as held for sale at 31 December 2016 (see note D1).

C4.1(c) US insurance operations

(i)	Analysis of movements in policyholder liabilities

A reconciliation of the total policyholder liabilities of US insurance operations from the beginning of the year to the end of the year is as follows:

US insurance operations

	Variable annuity separate account liabilities £m	Fixed annuity, GIC and other business £m	Total £m
At 1 January 2015	81,741	45,005	126,746
Premiums	12,899	3,800	16,699
Surrenders	(4,357)	(2,402)	(6,759)
Maturities/deaths	(655)	(809)	(1,464)
Net flowsnote (b)	7,887	589	8,476
Transfers from general to separate account	847	(847)	-
Investment-related items and other movements	(4,351)	527	(3,824)
Foreign exchange translation differencesnote (a)	4,898	2,617	7,515
At 31 December 2015/1 January 2016	91,022	47,891	138,913
Premiums	10,232	4,534	14,766
Surrenders	(5,036)	(2,836)	(7,872)
Maturities/deaths	(803)	(893)	(1,696)
Net flowsnote (b)	4,393	805	5,198
Transfers from general to separate account	1,164	(1,164)	-
Investment-related items and other movementsnote (c)	5,246	444	5,690
Foreign exchange translation differencesnote (a)	18,586	9,239	27,825
At 31 December 2016	120,411	57,215	177,626
Average policyholder liability balances*
2016	105,717	52,553	158,270
2015	86,382	46,448	132,830
*	Averages have been based on opening and closing balances.

Notes

(a)	Movements in the year have been translated at an average rate of US$1.35/£1.00 (2015: US$1.53/£1.00). The closing balances have been translated at a closing rate of US$1.24/£1.00 (2015: US$1.47/£1.00). Differences upon retranslation are included in foreign exchange translation differences.
(b)	Net flows were £5,198 million in 2016, reflecting continued strong in-flows into the variable annuity business.
(c)	Positive investment-related items and other movements in variable annuity separate account liabilities of £5,246 million for 2016 primarily reflects the increases in equities and bond values during the year. Fixed annuity, GIC and other business investment and other movements of £444 million primarily reflect the increase in guarantee reserve in the year.

(ii) Duration of liabilities

The table below shows the carrying value of policyholder liabilities and maturity profile of the cash flows on a discounted basis for 2016 and 2015:

	2016				2015
	Fixed annuity and other business (including GICs and similar contracts) £m	Variable annuity separate account liabilities £m	Total £m	Fixed annuity and other business (including GICs and similar contracts) £m	Variable annuity separate account liabilities £m	Total £m
Policyholder liabilities	57,215	120,411	177,626	47,891	91,022	138,913
	%	%	%	%	%	%
Expected maturity:
0 to 5 years	49	43	45	48	43	44
5 to 10 years	26	29	28	26	28	28
10 to 15 years	11	14	14	12	15	14
15 to 20 years	7	8	7	7	8	8
20 to 25 years	3	4	3	4	4	4
Over 25 years	4	2	3	3	2	2

(iii) Aggregate account values

The table below shows the distribution of account values for fixed annuities (fixed interest rate and fixed index), the fixed account portion of variable annuities, and interest-sensitive life business within the range of minimum guaranteed interest rates as described above as at 31 December 2016 and 2015:

	Fixed annuities and the fixed account portion of variable annuities £m		Interest-sensitive life business £m
Minimum guaranteed interest rate	2016	2015	2016	2015
> 0% - 1.00%	7,765	5,563	-	-
> 1.0% - 2.0%	8,718	7,670	-	-
> 2.0% - 3.0%	11,249	9,586	243	204
> 3.0% - 4.0%	1,456	1,263	2,675	2,322
> 4.0% - 5.0%	1,954	1,639	2,333	2,023
> 5.0% - 6.0%	247	212	1,839	1,574
Total	31,389	25,933	7,090	6,123

C4.1(d)    UK insurance operations

(i)	Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of UK insurance operations from the beginning of the year to the end of the year is as follows:

		Shareholder-backed funds and subsidiaries
	With-profits sub-funds** £m	Unit-linked liabilities £m	Annuity and other long-term business £m	Total £m
At 1 January 2015	99,427	23,300	31,709	154,436
Comprising:
- Policyholder liabilities	89,079	23,300	31,709	144,088
- Unallocated surplus of with-profits funds	10,348	-	-	10,348

Premiums	6,546	1,115	2,031	9,692
Surrenders	(3,136)	(3,168)	(59)	(6,363)
Maturities/deaths	(4,378)	(573)	(2,040)	(6,991)
Net flowsnote (a)	(968)	(2,626)	(68)	(3,662)
Shareholders’ transfers post-tax	(214)	-	-	(214)
Switches	(189)	189	-	-
Investment-related items and other movements	1,999	579	(259)	2,319
Foreign exchange translation differences	14	-	-	14
At 31 December 2015/1 January 2016	100,069	21,442	31,382	152,893
Comprising:
- Policyholder liabilities	89,526	21,442	31,382	142,350
- Unallocated surplus of with-profits funds	10,543	-	-	10,543

Premiums	9,287	1,227	615	11,129
Surrenders	(3,854)	(2,889)	(78)	(6,821)
Maturities/deaths	(4,314)	(583)	(1,938)	(6,835)
Net flowsnote (a)	1,119	(2,245)	(1,401)	(2,527)
Shareholders’ transfers post-tax	(215)	-	-	(215)
Switches	(152)	152	-	-
Investment-related items and other movementsnote (b)	11,798	2,770	4,058	18,626
Foreign exchange translation differences	527	-	-	527
At 31 December 2016	113,146	22,119	34,039	169,304
Comprising:
- Policyholder liabilities	101,496	22,119	34,039	157,654
- Unallocated surplus of with-profits funds	11,650	-	-	11,650
Average policyholder liability balances*
2016	95,511	21,781	32,711	150,003
2015	89,303	22,371	31,545	143,219
*Averages	have been based on opening and closing balances and exclude unallocated surplus of with-profits funds.
**Includes	the Scottish Amicable Insurance Fund.

Notes

(a)	Net outflows improved from £3,662 million in 2015 to £2,527 million in 2016, due primarily to higher premium flows into our with-profits funds following increased sales into with-profits savings and retirement products. This has been offset by lower premiums into our annuity business following our staged withdrawal from this market in the UK.
(b)	Investment-related items and other movements of £18,626 million mainly reflects investment return earned in the year, attributable to policyholders. Gains on shareholder-backed annuity business reflects a fall in bond yields over 2016.

(ii)	Duration of liabilities

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

The following tables show the carrying value of the policyholder liabilities and the maturity profile of the cash flows, on a discounted basis for 2016 and 2015:

	2016 £m
	With-profits business			Annuity business (Insurance contracts)			Other			Total
	Insurance contracts	Investment contracts	Total	Non- profit annuities within WPSF	Shareholder -backed annuity	Total	Insurance contracts	Investments contracts	Total
Policyholder liabilities	37,848	52,495	90,343	11,153	33,881	45,034	6,111	16,166	22,277	157,654
	2016%
Expected maturity:
0 to 5 years	37	37	37	29	25	26	40	34	37	34
5 to 10 years	23	29	26	24	22	23	23	23	23	25
10 to 15 years	15	16	16	18	18	18	12	17	15	17
15 to 20 years	9	10	10	12	14	13	7	12	10	11
20 to 25 years	7	4	5	7	9	9	4	7	6	6
over 25 years	9	4	6	10	12	11	14	7	9	7

	2015 £m
Policyholder liabilities	35,962	42,736	78,698	10,828	30,983	41,811	6,028	15,813	21,841	142,350
	2015%
Expected maturity:
0 to 5 years	40	40	40	33	26	27	42	36	39	36
5 to 10 years	23	27	25	25	22	23	26	23	24	24
10 to 15 years	14	17	16	18	18	18	13	17	15	16
15 to 20 years	9	10	10	11	13	13	7	12	10	11
20 to 25 years	6	4	5	6	9	9	4	6	5	6
over 25 years	8	2	4	7	12	10	8	6	7	7

•	The cash flow projections of expected benefit payments used in the maturity profile table above are from value of in-force business and exclude the value of future new business, including future vesting of internal pension contracts.
•	Benefit payments do not reflect the pattern of bonuses and shareholder transfers in respect of the with-profits business.
•	Shareholder-backed annuity business includes the ex-PRIL and the legacy PAC shareholder annuity business.
•	Investment contracts under ‘Other’ comprise certain unit-linked and similar contracts accounted for under IAS 39 and IAS 18.
•	For business with no maturity term included within the contracts; for example, with-profits investment bonds such as Prudence Bonds, an assumption is made as to likely duration based on prior experience.

(iii)	Annuitant mortality

For annuities in payment, the Continuous Mortality Investigation (CMI) tables used are adjusted to reflect anticipated mortality improvements. The tables and range of percentages used are set out in the table below:

	CMI Model, with calibration to reflect future mortality improvements		Non-profit annuities within the WPSF		Ex-PRIL

			Males	Females	Males	Females
2016	CMI 2014	For males: with a long-term improvement rate of 2.25% pa* For females: with a long-term improvement rate of 1.50% pa*	97% – 98% PCMA00	92% – 103% PCFA00	94% – 95% PCMA00	83% – 96% PCFA00
2015	CMI 2014	For males: with a long-term improvement rate of 2.25% pa* For females: with a long-term improvement rate of 1.50% pa*	95% – 97% PCMA00	91% – 103% PCFA00	93% PCMA00	83% – 96% PCFA00
2014	CMI 2012	For males: with a long-term improvement rate of 2.25% pa For females: with a long-term improvement rate of 1.50% pa	93% – 99% PCMA00	89% – 101% PCFA00	91% – 95% PCMA00	84% – 98% PCFA00
*	For both males and females, the initial rates of mortality improvement in the CMI model are uplifted by 0.25% per annum.

For annuities in deferment, the tables used by both the non-profit annuities within the WPSF and ex-PRIL were AM92 – four years (males) and AF92 – four years (females).

C4.2    Products and determining contract liabilities

C4.2(a)    Asia

Contract type	Description	Material features	Determination of liabilities
With-profits and participating contracts	Provides savings and/or protection where the basic sum assured can be enhanced by a profit share (or bonus) from the underlying fund as determined at the discretion of the Company.	Participating products often offer a guaranteed maturity or surrender value. Declared regular bonuses are guaranteed once vested. Future bonus rates and cash dividends are not guaranteed. Market value adjustments and surrender penalties are used for certain products where the law permits such adjustments. Guarantees are predominantly supported by segregated life funds and their estates.

With-profits contracts are predominantly sold in Hong Kong, Malaysia and Singapore. The total value of the with-profits funds is driven by the underlying asset valuation with movements reflected principally in the accounting value of policyholder liabilities and unallocated surplus.

In Taiwan and India, US GAAP is applied for measuring insurance assets and liabilities. The other Asia operations principally adopt a gross premium valuation method.

Term, whole life and endowment assurance	Non-participating savings and/or protection where the benefits are guaranteed, or determined by a set of defined market-related parameters.	These products often offer a guaranteed maturity and surrender value. It is common in Asia for regulations or market-driven demand and competition to provide some form of capital value protection and minimum crediting interest rate guarantees. This is reflected within the guaranteed maturity and surrender values. Guarantees are borne by shareholders.

The approach to determining the contract liabilities is generally driven by the local solvency basis. A gross premium valuation method is used in those countries where a risk-based capital framework is adopted for local solvency. Under the gross premium valuation method, all cash flows are valued explicitly using best estimate assumptions. In applying this approach, an overlay constraint to the method is applied such that no negative reserves are derived at an individual policyholder level.

In Vietnam, the Company uses an estimation basis aligned substantially to that used by the countries applying the gross premium valuation method.

For India and Taiwan, US GAAP is applied for measuring insurance assets and liabilities. For these countries, the future policyholder benefit provisions for non-linked business are determined using the net level premium method, with an allowance for surrenders, maintenance and claims expenses. Rates of interest used in establishing the policyholder benefit provisions vary by operation depending on the circumstances attaching to each block of business.

The other Asia operations principally adopt a net premium valuation method to determine the future policyholder benefit provisions.

Contract type	Description	Material features	Determination of liabilities
Unit-linked	Combines savings with protection, the cash value of the policy depends on the value of the underlying unitised funds.	-	The attaching liabilities reflect the unit value obligation driven by the value of the investments of the unit fund.
Health and protection	Health and protection features are offered as supplements to the products listed above or sold as stand-alone products. Protection covers mortality or morbidity benefits including health, disability, critical illness and accident coverage.	-	The determination of the liabilities of health and protection contracts are driven by the local solvency basis. A gross premium valuation method is used in those countries where a risk-based capital framework is adopted for local solvency. Under the gross premium valuation method, all cash flows are valued explicitly using best estimate assumptions. In applying this approach, an overlay constraint to the method is applied such that no negative reserves are derived at an individual policyholder level.

C4.2(b)    US

Contract type	Description	Material features	Determination of liabilities
Fixed interest rate annuities

Fixed interest rate annuities are primarily deferred annuity products that are used for asset accumulation in retirement planning and for providing income in retirement. At 31 December 2016, fixed interest rate annuities accounted for 8 per cent (2015: 9 per cent) of policy and contract liabilities of Jackson.

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

The policy provides that at Jackson’s discretion it may reset the interest

Guaranteed minimum interest rate. At 31 December 2016, Jackson had fixed interest rate annuities totalling £14.2 billion (2015: £12.1 billion) in account value with minimum guaranteed rates ranging from 1.0 per cent to 5.5 per cent and a 2.96 per cent average guaranteed rate (2015: 1.0 per cent to 5.5 per cent and a 3.00 per cent average guaranteed rate).

As explained in note A3.1 all of Jackson’s insurance liabilities are based on US GAAP. An overview of the deferral and amortisation of acquisition costs for Jackson is provided in note C5(b).

With minor exceptions the following is applied to most of Jackson’s contracts. Contracts are accounted for as investment contracts as defined for US GAAP purposes by applying a retrospective deposit method to determine the liability for policyholder benefits.

This is then augmented by:

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

Estimated gross profits include estimates of the following, each of which will be determined based on the best estimate of

Contract type	Description	Material features	Determination of liabilities

rate, subject to a guaranteed minimum.

Approximately 62 per cent (2015: 62 per cent) of the fixed interest rate annuities Jackson wrote in 2016 provide for a (positive or negative) market value adjustment (‘MVA’) on surrender. This formula-based adjustment approximates the change in value that assets supporting the product would realise as interest rates move.

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

The interest guarantees are not explicitly valued but are reflected as they are earned in the current account liability value.

Fixed index annuities

Fixed index annuities vary in structure but are generally deferred annuities that enable policyholders to obtain a portion of an equity-linked return (based on participation rates and caps), and provide a guaranteed minimum return. Fixed index annuities accounted for 6 per cent (2015: 6 per cent) of Jackson’s policy and contract liabilities at 31 December 2016.

Jackson hedges the equity return risk on fixed index products using offsetting equity exposure in the variable annuity product. The cost of hedging is taken into account in setting the index participation rates or caps.

Guaranteed minimum rates are generally set at 1.0 to 3.0 per cent. At 31 December 2016, Jackson had fixed index annuities allocated to indexed funds totalling £7.3 billion (2015: £6.4 billion) in account value with minimum guaranteed rates on index accounts ranging from 1.0 per cent to 3.0 per cent and a 1.77 per cent average guaranteed rate (2015: 1.0 per cent to 3.0 per cent and a 1.79 per cent average guaranteed rate).

Jackson also offers fixed interest accounts on some fixed index annuity products. At 31 December 2016, fixed interest accounts of fixed index annuities totalled £2.6 billion (2015: £1.9 billion) in account value.

Minimum guaranteed rates on fixed interest accounts range from 1.0 per cent to 3.0 per cent and a 2.55 per cent average guaranteed rate (2015: 1.0 per cent to

The liability for policyholder benefits that represent the guaranteed minimum return is determined similarly to the liabilities of the fixed interest annuity above. The equity-linked return option within the contract is treated as an embedded liability under IAS 39 and therefore this element of the liability is recognised at fair value.

Contract type	Description	Material features	Determination of liabilities
3.0 per cent and a 2.52 per cent average guaranteed rate).
Variable annuities

Variable annuities are deferred annuities that have the same tax advantages and payout options as fixed interest rates, and fixed index annuities. They are also used for asset accumulation in retirement planning and to provide income in retirement. At 31 December 2016, variable annuities accounted for 74 per cent (2015: 70 per cent) of Jackson’s policy and contract liabilities.

The rate of return depends upon the performance of the selected fund portfolio. Policyholders may allocate their investment to either the fixed account or a selection of variable accounts. Investment risk on the variable account is borne by the policyholder, while investment risk on the fixed account is borne by Jackson through guaranteed minimum fixed rates of return. At 31 December 2016, 6 per cent (2015: 6 per cent) of variable annuity funds were in fixed accounts.

Jackson had variable annuity funds in fixed accounts totalling £7.3 billion (2015: £5.5 billion) with minimum guaranteed rates ranging from 1.0 per cent to 3.0 per cent and a 1.64 per cent average guaranteed rate (2015: 1.0 per cent to 3.0 per cent and a 1.70 per cent average guaranteed rate).

Jackson offers a choice of guaranteed benefit options within its variable annuity product portfolio, which can be elected for additional fees. These guaranteed benefits might be expressed as the return of either: (a) total deposits made to the contract adjusted for any partial withdrawals, (b) total deposits made to the contract adjusted for any partial withdrawals, plus a minimum return, or (c) the highest contract value on a specified anniversary date adjusted for any withdrawals following that contract anniversary.

The general principles for fixed annuity and fixed index annuity also apply to variable annuities.

The impact of any fixed account interest guarantees is reflected as they are earned in the current account value.

		Jackson hedges these risks using equity options and futures contracts as described in note C7.3. The benefit guarantee types are set out below:	Jackson regularly evaluates estimates used and adjusts the benefit guarantee liability balances, with a related charge or credit to benefit expense if actual experience or other evidence suggests that earlier assumptions should be revised.
		Benefits that are payable in the event of death (guaranteed minimum death benefit).	Determined each period end by estimating the expected value of benefits in excess of the projected account balance and recognising the excess ratably over the life of the contract based on total expected assessments. At 31 December 2016, these liabilities were valued using a series of stochastic investment performance scenarios, a mean investment return of

Contract type	Description	Material features	Determination of liabilities
7.4 per cent (2015: 7.4 per cent) net of external fund management fees, and assumptions for policyholder behaviour, mortality and expense that are similar to those used in amortising the capitalised acquisition costs.

Benefits that are payable upon the depletion of funds (guaranteed minimum withdrawal benefit).

The liability for the GMWB ‘for life’ portion is determined similarly to GMDB above.

GMWB ‘not for life’ features are treated as embedded derivatives under IAS 39. Therefore, provisions for these benefits are recognised at fair value.

Non-performance risk is incorporated into the fair value calculation through the use of discount interest rates sourced from an AA corporate credit curve as a proxy for Jackson’s own credit risk. Other risk margins, particularly for policyholder behaviour and long-term volatility, are also incorporated into the model through the use of explicitly conservative assumptions. On a periodic basis, Jackson validates the resulting fair values based on comparisons to other models and market movements.

Benefits that are payable at annuitisation (guaranteed minimum income benefit) This feature is no longer offered and existing coverage is substantially reinsured.

The direct GMIB liability is determined by estimating the expected value of the annuitisation benefits in excess of the projected account balance at the date of annuitisation and recognising the excess ratably over the accumulation period based on total expected assessments.

GMIB are essentially fully reinsured, subject to a deductible and annual claim limits. As this reinsurance benefit is net settled, it is considered to be a derivative under IAS 39, and is therefore recognised at fair value with the change in fair value included as a component of short-term fluctuations.

Volatility and non-performance risk is considered as per GMWB above.

		Benefits that are payable at the end of a specified period (guaranteed minimum accumulation benefit). This feature is no longer offered.	GMAB is treated as embedded derivatives under IAS 39. Therefore, provisions for these benefits are recognised at fair value. Volatility and non-performance risk is considered as per GMWB above.

Contract type	Description	Material features	Determination of liabilities
Life insurance

Life products include term life and interest-sensitive life (universal life and variable universal life). Life insurance products accounted for 10 per cent (2015: 11 per cent) of Jackson’s policy and contract liabilities at 31 December 2016. Jackson discontinued new sales of life insurance products in 2012.

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

Excluding the business that is subject to the retrocession treaties at 31 December 2016, Jackson had interest-sensitive life business in force with total account value of £7.1 billion (2015: £6.1 billion), with minimum guaranteed interest rates ranging from 2.5 per cent to 6.0 per cent with a 4.66 per cent average guaranteed rate (2015: 2.5 per cent to 6.0 per cent with a 4.66 per cent average guaranteed rate).

For traditional life insurance contracts, provisions for future policy benefits are determined under US GAAP using the net level premium method and assumptions as the issue date as to mortality, interest, policy lapses and expenses plus provisions for adverse deviation.

For universal life and variable universal life a retrospective deposit method is used to determine the liability for policyholder benefits. This is then augmented by additional liabilities to account for no-lapse guarantees, profits followed by losses, contract features such as persistency bonuses, and cost of interest rate guarantees.

Institutional products	Institutional products are: guaranteed investment contracts (GICs), funding agreements (including agreements issued in conjunction with Jackson’s participation in the US Federal Home Loan Bank programme) and Medium Term Note funding agreements. At 31 December 2016 institutional products accounted for 1 per cent of contract liabilities (2015: 3 per cent).

GICs feature a lump sum policyholder deposit on which interest is paid at a rate fixed at inception. Market value adjustments are made to the value of any early withdrawals.

Funding agreements feature either lump sum or periodic policyholder deposits. Interest is paid at a fixed or index linked rate. Funding agreements have a duration of between one and 30 years. In 2016 and 2015 there were no funding agreements terminable by the policyholder with less than 90 days notice.

Institutional products are classified as investment contracts, and are accounted for as financial liabilities. The currency risk on contracts that represent currency obligations other than US dollars are hedged using cross-currency swaps.

C4.2(c)  UK

Contract type	Description	Material features	Determination of liabilities

With-profits contracts in WPSF

With-profits contracts provide returns to policyholders through bonuses that are ‘smoothed’. There are two types of bonuses: ‘regular’ and ‘final’.

Regular bonus rates are determined for each type of policy primarily by targeting the bonus level at a prudent proportion of the long-term expected future investment return on underlying assets, reduced as appropriate for each type of policy to allow for items such as expenses, charges, tax and shareholders’ transfers.

In normal investment conditions, PAC expects changes in regular bonus rates to be gradual over time. However, PAC retains the discretion whether or not to declare a regular bonus each year, and there is no limit on the amount by which regular bonus rates can change.

A final bonus which is normally declared annually, may be added when a claim is paid or when units of a unitised product are realised.

The rates of final bonus usually vary by type of policy and by reference to the period, usually a year, in which the policy commences or each premium is paid. These rates are determined by reference to the asset shares for the sample policies but subject to the smoothing approach as explained below.

Regular bonuses are declared once a year, and once credited, are guaranteed in accordance with the terms of the particular product. Final bonus rates are guaranteed only until the next bonus declaration.

The policyholder liabilities reported for the WPSF are primarily for two broad types of business. These are accumulating and conventional with-profits contracts. The policyholder liabilities of the WPSF are accounted for in accordance with the requirements of FRS 27.

For with-profits business a market consistent valuation is performed. Additional assumptions required are for persistency and the management actions under which the fund is managed. Assumptions used for a market-consistent valuation typically do not contain margins, whereas those used for the valuation of other classes of business do.

The provisions have been determined on a basis consistent with the detailed methodology included in regulations contained in the PRA’s previously issued rules for the determination of reserves on the PRA’s ‘realistic’ Peak 2 basis. Though no longer in force for regulatory purposes, these rules continue to be applied to determine with-profits contract liabilities in accordance with IFRS 4. In aggregate, the regime has the effect of placing a value on the liabilities of UK with-profits contracts, which reflects the amounts expected to be paid based on the current value of investments held by the with-profits funds and current circumstances. These contracts are a combination of insurance and investment contracts with discretionary participation features, as defined by IFRS 4.

The PRA’s Peak 2 calculation under the realistic regime requirement is explained further in note A3.1 under the UK regulated with-profits section.

Mortality assumptions are set based on the results of the most recent experience analysis looking at the experience over recent years of the relevant business.

Maintenance and, for some classes of business, termination expense assumptions are expressed as per

Contract type		Description	Material features	Determination of liabilities

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

SAIF with- profits		SAIF is a ring-fenced with-profits sub-fund of PAC. No new business is written in SAIF, although regular premiums are still being paid on in-force policies. The fund is solely for the benefit of policyholders of SAIF. Shareholders have no interest in the profits of this fund although they are entitled to asset management fees on this business. The process for determining policyholder bonuses of SAIF with-profits policies, is similar to that for the with-profits policies of the WPSF. However, in addition, the surplus assets in SAIF are allocated to policies in an orderly and equitable distribution over time as enhancements to policyholder benefits.

Provision is made for the risks attaching to some SAIF unitised with-profits policies that have (Market Value Reduction) MVR-free dates and for those SAIF products which have a guaranteed minimum benefit on death or maturity of premiums accumulated at 4 per cent per annum.

The Group’s main exposure to guaranteed annuities in the UK is through SAIF and a provision of £571 million was held in SAIF at 31 December 2016 (2015: £412 million) to honour the guarantees. As SAIF is a separate sub-fund solely for the benefit of policyholders of SAIF, this provision has no impact on the financial position of the Group’s shareholders’ equity.

The process of determining policyholder liabilities of SAIF is similar to that for the with-profits policies of the WPSF.

Annuities – level, fixed increase and inflation linked annuities	Level	Provide a fixed annuity payment over the policyholders life.	-

Annuity liabilities are calculated as the expected future value of future annuity payments discounted by a valuation interest rate.

Key assumptions include:

Mortality

The mortality assumptions are set in light of recent population and internal experience. The assumptions used are percentages of standard actuarial mortality tables with an allowance for future mortality improvements. Where annuities have been sold on an enhanced basis to impaired lives an additional age adjustment is made. The percentages of the

Contract type		Description	Material features	Determination of liabilities

standard table used are selected according to the source of business.

New mortality projection models are released annually by the Continuous Mortality Investigation (CMI). The CMI 2014 model was used to produce the 2016 results calibrated to reflect an appropriate view of future mortality improvements.

For annuities in payment, the tables and range of percentages used are set out in C4.1 (d) (iii).

Expense

Maintenance expense assumptions are expressed as per policy amounts. They are set based on the expenses incurred during the year, including an allowance for ongoing investment expenditure and allocated between entities and product groups in accordance with the operation’s internal cost allocation model. A margin for adverse deviation is added to this amount. Expense inflation assumptions are set consistent with the economic basis and based on the inflation swap spot curve.

Valuation interest rates

Valuation interest rates used to discount the liabilities are based on the yields as at the valuation date on the assets backing the technical provisions. For fixed interest securities the internal rate of return of the assets backing the liabilities is used. Properties are valued using the lower of the rental yield and the redemption yield, and for equities it is the greater of the dividend yield and the average of the dividend yield and the earnings yield. An adjustment is made to the yield on non-risk-free fixed-interest securities and property to reflect credit risk.

Credit risk

For IFRS reporting, the results for UK shareholder-backed annuity business are particularly sensitive to the allowances made for credit risk on fixed-interest securities. Further details on credit risk allowance are provided in note B4(b).

	Fixed increase	Provide for a regular annuity payment which incorporates automatic increases in annuity payments by fixed amounts over the policyholder’s life.	-
	Inflation- linked	Provide for a regular annuity payment to which an additional amount is added periodically based on the increase in the UK RPI.	-
	With- Profits	Written in the WPSF, these combine the income features of annuity products with the investment smoothing features of with-profits products and enable policyholders to obtain exposure to investment return on the WPSF’s equity shares, property and other investment categories over time.	As per with-profits products.

Contract type	Description	Material features	Determination of liabilities
Unit-linked	Prudential UK insurance operations also have an extensive book of unit-linked policies.	There are no guaranteed maturity values or guaranteed annuity options on unit-linked policies except for minor amounts for certain policies linked to cash units within SAIF.

For unit-linked contracts the attaching liability reflects the unit value obligation and provision for expenses and mortality risk. The latter component is determined by applying mortality assumptions on a basis that is appropriate for the policyholder profile.

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

To calculate the non-unit reserves for linked business, assumptions have been set for the gross unit growth rate and the rate of inflation of maintenance expenses, as well as for the valuation interest rate as described in the annuities section above.

Operation of the UK with-profits sub-funds

The WPSF mainly contains with-profits business but it also contains some non-profit business (unit-linked, term assurances and annuities). The WPSF’s profits, apportioned 90 per cent to its policyholders and 10 per cent to shareholders as surplus for distribution, are determined via the annual actuarial valuation.

Application of significant judgement

Determining bonuses using the table described in the material features table above requires the PAC board to apply significant judgement in many respects, including in particular the following:

•	Determining what constitutes fair treatment of customers;
•	Smoothing of investment returns; and
•	Determining at what level to set bonuses to ensure that they are competitive.

Key assumptions

The overall rate of return on investments and the expectation of future investment returns are the most important influences in bonus rates, subject to the smoothing described below. Prudential determines the assumptions to apply in respect of these factors, including the effects of reasonably likely changes in key assumptions, in the context of the overarching discretionary and smoothing framework that applies to its with-profits business. As such, it is not possible to specifically quantify the effects of each of these assumptions, or of reasonably likely changes in these assumptions.

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

	2016 £m	2015 £m	2014 £m
Net income of the fund:
Investment return	13,185	3,130	8,958
Claims incurred	(7,410)	(6,745)	(6,115)
Movement in policyholder liabilities	(11,824)	(1,307)	(4,366)
Add back policyholder bonuses for the year (as shown below)	1,934	1,943	1,812
Claims incurred and movement in policyholder liabilities
(including charge for provision for asset shares and excluding policyholder bonuses)	(17,300)	(6,109)	(8,669)
Earned premiums, net of reinsurance	9,261	6,507	3,007
Other income	177	210	72
Acquisition costs and other expenditure	(1,288)	(1,318)	(961)
Share of profits from investment joint ventures	22	53	129
Tax charge	(739)	(148)	(440)
Net income of the fund before movement in unallocated surplus	3,318	2,325	2,096
Movement in unallocated surplus	(1,169)	(168)	(84)
Surplus for distribution	2,149	2,157	2,012
Surplus for distribution allocated as follows:
– 90% policyholders’ bonus (as shown above)	1,934	1,943	1,812
– 10% shareholders’ transfers	215	214	200
	2,149	2,157	2,012

C5	Intangible assets

(a)	Goodwill

	Attributable to:
	Shareholders	With-profits	2016 £m	2015 £m
Cost
At beginning of year	1,463	185	1,648	1,769
Disposal of Japan life business	-	-	-	(120)
Charge for reclassification as held for sale	(15)	(41)	(56)	-
Additional consideration paid on previously acquired business	1	6	7	2
Exchange differences	26	3	29	(3)
Net book amount at end of year	1,475	153	1,628	1,648

Goodwill comprises:

	2016 £m	2015 £m
M&G – attributable to shareholders	1,153	1,153
Other – attributable to shareholders	322	310
Goodwill – attributable to shareholders	1,475	1,463
Venture fund investments – attributable to with-profits funds	153	185
	1,628	1,648

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

With the exception of M&G, the goodwill attributable to shareholders mainly relates to acquired life businesses. The Company routinely compares the aggregate of net asset value and acquired goodwill on an IFRS basis of acquired life business with the value of the current in-force business as determined using the EEV methodology. Any excess of IFRS over EEV carrying value is then compared with EEV basis value of current and projected future new business to determine whether there is any indication that the goodwill in the IFRS statement of financial position may be impaired.

Goodwill for venture fund investments is tested for impairment by comparing the business’s carrying value, including goodwill to its recoverable amount (fair value less costs to sell).

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

The value in use is particularly sensitive to a number of key assumptions as follows:

i	The set of economic, market and business assumptions used to derive the three-year plan. The direct and secondary effects of recent developments, eg changes in global equity markets, are considered by management in arriving at the expectations for the financial projections for the plan;

ii	The assumed growth rate on forecast cash flows beyond the terminal year of the plan. A growth rate of 2.0 per cent (2015: 2.5 per cent) has been used to extrapolate beyond the plan period representing management’s best estimate view of the long-term growth rate of the business after considering the future and past growth rates and external sources of data;

iii	The risk discount rate. Differing discount rates have been applied in accordance with the nature of the individual component businesses. For retail and institutional business, a risk discount rate of 12 per cent (2015: 12 per cent) has been applied to post-tax cash flows. The pre-tax risk discount rate was 16 per cent (2015: 16 per cent). Management have determined the risk discount rate by reference to an average implied discount rate for comparable UK listed asset managers calculated by reference to risk-free rates, equity risk premiums of 4.25 per cent and an average ‘beta’ factor for relative market risk of comparable UK listed asset managers. A similar approach has been applied for the other component businesses of M&G; and

iv	That asset management contracts continue on similar terms. Management believes that any reasonable change in the key assumptions would not cause the recoverable amount of M&G to fall below its carrying amount.

(b)	Deferred acquisition costs and other intangible assets

	2016 £m	2015 £m

Deferred acquisition costs and other intangible assets attributable to shareholder	10,755	8,422
Deferred acquisition costs and other intangible assets attributable to with-profits funds	52	50
Total of deferred acquisition costs and other intangible assets	10,807	8,472

The deferred acquisition costs and other intangible assets attributable to shareholders comprise:

	2016 £m	2015 £m
Deferred acquisition costs related to insurance contracts as classified under IFRS 4	9,114	6,948
Deferred acquisition costs related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	64	74
	9,178	7,022
Present value of acquired in-force policies for insurance contracts as classified under IFRS 4 (PVIF)	43	45
Distribution rights and other intangibles	1,534	1,355
	1,577	1,400
Total of deferred acquisition costs and other intangible assets	10,755	8,422

	2016 £m						2015 £m
	Deferred acquisition costs
	Asia	US	UK	Asset management	PVIF and other intangibles[1]	Total	Total
Balance at 1 January	781	6,148	81	12	1,400	8,422	7,261
Additions	267	678	12	-	222	1,179	1,190
Amortisation to the income statement:[2]
Operating profit	(147)	(434)	(14)	(4)	(87)	(686)	(762)
Non-operating profit	-	565	-	-	(8)	557	93
	(147)	131	(14)	(4)	(95)	(129)	(669)

Disposals and transfers[3]	(251)	-	-	-	(17)	(268)	(8)
Exchange differences and other movements	138	1,270	-	-	67	1,475	311
Amortisation of DAC related to net unrealised valuation movements on the US insurance operation’s available-for-sale securities recognised within other comprehensive income[2]	-	76	-	-	-	76	337
Balance at 31 December	788	8,303	79	8	1,577	10,755	8,422
[1]	PVIF and other intangibles includes amounts in relation to software rights with additions of £38 million, amortisation of £32 million, reclassification to held for sale assets of £14 million, forex gains of £3 million and a balance at 31 December 2016 of £66 million.
[2]	Under the Group’ application of IFRS 4, US GAAP is used for measuring the insurance assets and liabilities of its US and certain Asia operations. Under US GAAP, most of the US insurance operation’s products are accounted for under Accounting Standard no. 97 of the Financial Accounting Standards Board (FAS 97) whereby deferred acquisition costs are amortised in line with the emergence of actual and expected gross profits which are determined using an assumption for long-term investment returns for the separate account of 7.4 per cent (2015 and 2014: 7.4 per cent) (gross of asset management fees and other charges to policyholders ,but net of external fund management fees). The amounts included in the income statement and other comprehensive income affect the pattern of profit emergence and thus the DAC amortisation attaching. DAC amortisation is allocated to the operating and non-operating components of the Group’s supplementary analysis of profit and other comprehensive income by reference to the underlying items.
[3]	The entire £251 million for the Asia’s deferred acquisition costs and £14 million out of the £17 million for the PVIF and other intangibles within the ‘Disposals and transfers’ line relate to the reclassification of the Korea life business as held for sale.

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

US insurance operations

The DAC amount in respect of US insurance operations comprises amounts in respect of:

	2016 £m	2015 £m
Variable annuity business	7,844	5,713
Other business	696	703
Cumulative shadow DAC (for unrealised gains booked in other comprehensive income)*	(237)	(268)
Total DAC for US operations	8,303	6,148
*	Consequent upon the negative unrealised valuation movement in 2016 of £28 million (2015: negative unrealised valuation movement of £1,305 million), there is a gain of £76 million (2015: a gain of £337 million) for altered shadow DAC amortisation booked within other comprehensive income. These adjustments reflect movement from period to period, in the changes to the pattern of reported gross profits that would have occurred if the assets reflected in the statement of financial position had been sold, crystallising the unrealised gains and losses, and the proceeds reinvested at the yields currently available in the market. At 31 December 2016, the cumulative shadow DAC balance, as shown in the table above, was negative £237 million (2015: negative £268 million).

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

In periods where the cap and floor feature of the mean reversion technique (which is used for moderating the effect of short-term volatility in investment returns) are not relevant, the technique operates to dampen the second element above. Nevertheless, extreme market movements can cause material acceleration or deceleration of amortisation in spite of this dampening effect.

Furthermore, in those periods where the cap or floor is relevant, the mean reversion technique provides no further dampening and additional volatility may result.

In 2016, the DAC amortisation charge for operating profit was determined after including a credit for decelerated amortisation of £93 million (2015: charge for accelerated amortisation of £2 million; 2014: charge for accelerated amortisation of £13 million). The 2016 amount primarily reflects the impact of the positive separate account performance, which is higher than the assumed level for the year, and the effect of releasing the 2013 fund returns of 17 per cent from the mean reversion formula.

The application of the mean reversion formula, (described in note A3.1) has the effect of dampening the impact of equity market movements on DAC amortisation while the mean reversion assumption lies within the corridor. In 2017, it would take approximate movements in separate account values of more than either negative 19 per cent or positive 63 per cent for the mean reversion assumption to move outside the corridor.

Deferred acquisition costs and other intangible assets attributable to with-profits funds

Other intangible assets in the Group consolidated statement of financial position attributable to with-profits funds consist of:

	2016 £m	2015 £m
Deferred acquisition costs related to insurance contracts attributable to the PAC with-profits fund	2	3
Distribution rights attributable to with-profits funds of the Asia insurance operations	-	27
Computer software and other intangibles attributable to with-profits funds	50	20
	52	50

(i)	Deferred acquisition costs related to insurance and investment contracts

The movements in deferred acquisition costs relating to insurance and investment contracts are as follows:

	2016 £m		2015 £m
	Insurance contracts	Investment management	Insurance contracts	Investment management
		note		note (i)
DAC at 1 January	6,948	74	5,840	87
Additions	954	3	1,007	3
Amortisation	(21)	(13)	(566)	(16)
Exchange differences	1,408	-	330	-
Disposals and transfers	(251)	-	-	-
Change in shadow DAC related to movement in unrealised appreciation of Jackson’s securities classified as available-for-sale	76	-	337	-
DAC at 31 December	9,114	64	6,948	74

Note

All of the additions are through internal development. The carrying amount of the balance comprises the following gross and accumulated amortisation amounts:

	2016 £m	2015 £m
Gross amount	145	144
Accumulated amortisation	(81)	(70)
Net book amount	64	74

(ii)	Present value of acquired in-force (PVIF) and other intangibles attributable to shareholders

	2016 £m Other intangibles				2015 £m Other intangibles
	PVIF	Distribution rights	Other intangibles (including software)	Total	PVIF	Distribution rights	Other intangibles (including software)	Total
	note (i)	note (ii)	note (iii)		note (i)		note (ii)
At 1 January
Cost	209	1,387	278	1,874	222	1,269	238	1,729
Accumulated amortisation	(164)	(129)	(181)	(474)	(163)	(82)	(150)	(395)
	45	1,258	97	1,400	59	1,187	88	1,334
Additions	-	172	50	222	-	139	42	181
Amortisation charge	(8)	(52)	(35)	(95)	(8)	(50)	(33)	(91)
Disposals and transfers	-	(3)	(14)	(17)	-	(8)	-	(8)
Exchange differences and other movements	6	57	4	67	(6)	(10)	-	(16)
At 31 December	43	1,432	102	1,577	45	1,258	97	1,400
Comprising:
Cost	226	1,628	321	2,175	209	1,387	278	1,874
Accumulated amortisation	(183)	(196)	(219)	(598)	(164)	(129)	(181)	(474)
	43	1,432	102	1,577	45	1,258	97	1,400

Notes

(i)	All of the PVIF balances relate to insurance contracts. The PVIF attaching to investment contracts have been fully amortised. Amortisation is charged over the period of provision of asset management services as those profits emerge.
(ii)	Distribution rights relate to fees paid in relation to the bancassurance partnership arrangements for the bank distribution of Prudential’s insurance products for a fixed period of time. The distribution rights amounts are amortised over the term of the distribution contracts.
(iii)	Software is amortised over its useful economic life, which generally represents the licence period of the software acquired.

C6	Borrowings

C6.1	Core structural borrowings of shareholder-financed operations

	2016 £m	2015 £m
Holding company operations:note (i)
US$1,000m 6.5% Notes (Tier 2)	809	678
US$250m 6.75% Notes (Tier 1)note (vi)	202	170
US$300m 6.5% Notes (Tier 1)note (vi)	243	203
US$700m 5.25% Notes (Tier 2)note (vi)	565	472
US$550m 7.75% Notes (Tier 1)note (vi)	445	372
US$1,000m 5.25% Notes (Tier 2)note (iv)	800	-
US$725m 4.375% Notes (Tier 2)note (v)	580	-
Perpetual Subordinated Capital Securities	3,644	1,895
€20m Medium Term Notes 2023 (Tier 2)note (vii)	17	15
£435m 6.125% Notes 2031 (Tier 2)	430	430
£400m 11.375% Notes 2039 (Tier 2)	395	393
£600m 5% Notes 2055 (Tier 2)	590	590
£700m 5.7% Notes 2063 (Tier 2)	696	695
Subordinated Notes	2,128	2,123
Subordinated debt total	5,772	4,018
Senior debt:note (ii)
£300m 6.875% Bonds 2023	300	300
£250m 5.875% Bonds 2029	249	249
Holding company total	6,321	4,567
Prudential Capital bank loannote (iii)	275	275
Jackson US$250m 8.15% Surplus Notes 2027note (viii)	202	169
Total (per consolidated statement of financial position)	6,798	5,011

Notes

(i)	These debt tier classifications (including those noted for the comparative balances) are consistent with the treatment of capital for regulatory purposes under the Solvency II regime.
The Group has designated all US$4.5 billion (2015: US$2.8 billion) of its US dollar denominated subordinated debt as a net investment hedge under IAS 39 to hedge the currency risks related to the net investment in Jackson.
(ii)	The senior debt ranks above subordinated debt in the event of liquidation.
(iii)	The Prudential Capital bank loan of £275 million is drawn at a cost of 12 month GBP LIBOR plus 0.4 per cent and matures on 20 December 2017.
(iv)	In June 2016, the Company issued core structural borrowings of US$1,000 million 5.25 per cent Tier 2 perpetual subordinated notes. The proceeds, net of costs, were £681 million.
(v)	In September 2016, the Company issued core structural borrowings of US$725 million 4.38 per cent Tier 2 perpetual subordinated notes. The proceeds, net of costs, were £546 million.
(vi)	These borrowings can be converted, in whole or in part, at the Company’s option and subject to certain conditions, on any interest payment date, into one or more series of Prudential preference shares.
(vii)	The €20 million borrowings were issued at 20-year Euro Constant Maturity Swap (capped at 6.5 per cent). These have been swapped into borrowings of £14 million with interest payable at three-month £LIBOR plus 1.2 per cent.
(viii)	Jackson’s borrowings are unsecured and subordinated to all present and future indebtedness, policy claims and other creditor claims of Jackson.

C6.2	Other borrowings

(a)	Operational borrowings attributable to shareholder-financed operations

	2016 £m	2015 £m

Commercial Paper	1,052	1,107
Medium Term Notes 2018note (i)	599	598

Borrowings in respect of short-term fixed income securities programmesnote (i)	1,651	1,705

Bank loans and overdrafts	19	10
Obligations under finance leases	5	4
Other borrowingsnote (ii)	642	241

Other borrowings	666	255
Totalnote (iii)	2,317	1,960

Notes

(i)	In January and November 2015, the Company issued £300 million Medium Term Notes that will mature in January 2018 and November 2018 respectively. The proceeds, net of costs, were £299 million for the January 2015 issue and £299 million for the November 2015 issue.
(ii)	Other borrowings mainly include senior debt issued through the Federal Home Loan Bank of Indianapolis (FHLB), secured by collateral posted with the FHLB by Jackson. In addition, other borrowings include amounts whose repayment to the lender is contingent upon future surplus emerging from certain contracts specified under the arrangement. If insufficient surplus emerges on those contracts, there is no recourse to other assets of the Group and the liability is not payable to the degree of shortfall.
(iii)	In all instances the holders of the debt instruments issued by these subsidiaries and funds do not have recourse beyond the assets of those subsidiaries and funds.

(b)	Borrowings attributable to with-profits operations

	2016 £m	2015 £m
Non-recourse borrowings of consolidated investment funds*	1,189	1,158
£100m 8.5% undated subordinated guaranteed bonds of Scottish Amicable Finance plc†	100	100
Other borrowings (predominantly obligations under finance leases)	60	74
Total	1,349	1,332
*	In all instances the holders of the debt instruments issued by these subsidiaries and funds do not have recourse beyond the assets of these subsidiaries and funds.
†	The interests of the holders of the bonds issued by Scottish Amicable Finance plc, a subsidiary of the Scottish Amicable Insurance Fund, are subordinated to the entitlements of the policyholders of that fund.

C6.3	Maturity analysis

The following table sets out the remaining contractual maturity analysis of the Group’s borrowings as recognised in the statement of financial position:

	Shareholder-financed operations				With-profits operations
	Core structural borrowings		Operational borrowings		Borrowings
	2016 £m	2015 £m	2016 £m	2015 £m	2016 £m	2015 £m
Less than 1 year	275	-	1,636	1,293	118	137
1 to 2 years	-	275	599	-	48	226
2 to 3 years	-	-	-	598	108	168
3 to 4 years	-	-	1	-	8	36
4 to 5 years	-	-	1	-	146	32
Over 5 years	6,523	4,736	80	69	921	733
Total	6,798	5,011	2,317	1,960	1,349	1,332

C7	Risk and sensitivity analysis

C7.1	Group overview

The Group’s risk framework and the management of the risk, including those attached to the Group’s financial statements including financial assets, financial liabilities and insurance liabilities, together with the inter-relationship with the management of capital, have been included in the audited sections of ‘Group Risk Framework’.

The financial and insurance assets and liabilities on the Group’s balance sheet are, to varying degrees, subject to market and insurance risk and other changes of experience assumptions that may have a material effect on IFRS basis profit or loss and shareholders’ equity. The market and insurance risks, including how they affect Group’s operations and how these are managed are discussed in the ‘Group Risk Framework’.

The most significant items that the IFRS shareholders’ profit or loss and shareholders’ equity for the Group’s life assurance business is sensitive to, are shown in the following tables. The distinction between direct and indirect exposure is not intended to indicate the relative size of the sensitivity.

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
Interest rate risk for assets in excess of liabilities ie assets representing shareholder capital

Detailed analyses of sensitivity of IFRS basis profit or loss and shareholders’ equity to key market and other risks by business unit are provided in notes C7.2, C7.3, C7.4 and C7.5. The sensitivity analyses provided show the effect on profit or loss and shareholders’ equity to changes in the relevant risk variables, all of which are reasonably possible at the relevant balance sheet date. In the equity risk sensitivity analysis shown below, the Group has considered the impact of an instantaneous 20 per cent fall in equity markets. If equity markets were to fall by more than 20 per cent, the Group believes that this would not be an instantaneous fall, but rather would be expected to occur over a period of time, during which the Group would be able to put mitigating management actions in place. In addition, the equity risk sensitivity analysis provided assumed that all equity indices fall by the same percentage.

Impact of diversification on risk exposure

The Group benefits from significant diversification benefits achieved through the geographical spread of the Group’s operations and, within those operations, through a broad mix of product types. This arises because not all risk scenarios are likely to happen at the same time and across all geographic regions. Relevant correlation factors include:

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

Limitations

The sensitivities below do not reflect that assets and liabilities are actively managed and may vary at the time any actual market movement occurs. There are strategies in place to minimise the exposure to market fluctuations. For example, as market indices fluctuate, Prudential would take certain actions including selling investments, changing investment portfolio allocation and adjusting bonuses credited to policyholders. In addition, these analyses do not consider the effect of market changes on new business generated in the future.

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

C7.2 Asia insurance operations

Exposure and sensitivity of IFRS basis profit and shareholders’ equity to market and other risks

The Asia operations sell with-profits and unit-linked policies, and the investment portfolio of the with-profits funds contains a proportion of equities. Non-participating business is largely backed by debt securities or deposits. The Group’s exposure to market risk arising from its Asia operations is therefore at modest levels. This reflects the fact that the Asia operations have a balanced portfolio of with-profits, unit-linked and other types of business.

In Asia, adverse persistency experience can impact the IFRS profitability of certain types of business written in the region. This risk is managed at a business unit level through regular monitoring of experience and the implementation of management actions as necessary. These actions could include product enhancements, increased management focus on premium collection, as well as other customer retention efforts. The potential financial impact of lapses is often mitigated through the specific features of the products, eg surrender charges, or through the availability of premium holiday or partial withdrawal policy features.

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

For the purposes of analysing sensitivity to variations in interest rates, reference has been made to the movements in the 10-year government bond rates of the territories. At 31 December 2016, 10-year government bond rates vary from territory to territory and range from 1.2 per cent to 8.1 per cent (2015: 1.0 per cent to 8.9 per cent).

For the sensitivity analysis as shown in the table below, the reasonably possible interest rate movement used is 1 per cent for all territories.

The estimated sensitivity to the decrease and increase in interest rates at 31 December 2016 and 2015 is as follows:

	2016 £m		2015 £m
	Decrease of 1%	Increase of 1%	Decrease of 1%	Increase of 1%
Profit before tax attributable to shareholders	213	(509)	185	(339)
Related deferred tax (where applicable)	(41)	62	(34)	59
Net effect on profit and shareholders’ equity	172	(447)	151	(280)

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

Equity price risk

The non-linked shareholder-backed business has limited exposure to equity and property investment (31 December 2016: £1,410 million). Generally changes in equity and property investment values are not directly offset by movements in non-linked policyholder liabilities.

The estimated sensitivity to a 10 per cent and 20 per cent change in equity and property prices for shareholder-backed Asia other business (including those held by the Group’s joint venture and associate businesses), which would be reflected in the short-term fluctuation component of the Group’s segmental analysis of profit before tax, at 31 December 2016 and 2015 would be as follows:

	2016 £m		2015 £m
	Decrease		Decrease
	of 20%	of 10%	of 20%	of 10%
Profit before tax attributable to shareholders	(386)	(192)	(225)	(112)
Related deferred tax (where applicable)	4	2	21	10
Net effect on profit and shareholders’ equity	(382)	(190)	(204)	(102)

A 10 or 20 per cent increase in their value would have an approximately equal and opposite effect on profit and shareholders’ equity to the sensitivities shown above.

Insurance risk

Many of the territories in Asia are exposed to mortality/morbidity risk and provision is made within policyholder liabilities on a prudent regulatory basis to cover the potential exposure. If these prudent assumptions were strengthened by 5 per cent then it is estimated that post-tax profit and shareholders’ equity would be decreased by approximately £61 million (2015: £43 million). Mortality and morbidity have a symmetrical effect on the portfolio and any weakening of these assumptions would have a similar equal and opposite impact.

ii	Sensitivity to foreign exchange risk

Consistent with the Group’s accounting policies, the profits of the Asia insurance operations are translated at average exchange rates and shareholders’ equity at the closing rate for the reporting period. For 2016, the rates for the most significant operations are given in note A1.

A 10 per cent increase (strengthening of the pound sterling) or decrease (weakening of the pound sterling) in these rates would have reduced or increased profit before tax attributable to shareholders, profit for the year and shareholders’ equity, excluding goodwill attributable to Asia operations respectively as follows:

	A 10% increase in local currency to £ exchange rates		A 10% decrease in local currency to £ exchange rates
	2016 £m	2015 £m	2016 £m	2015 £m
Profit before tax attributable to shareholders	(97)	(94)	118	115
Profit for the year	(77)	(79)	94	97
Shareholders’ equity, excluding goodwill, attributable to Asia operations	(442)	(367)	540	449

C7.3     US insurance operations

Exposure and sensitivity of IFRS basis profit and shareholders’ equity to market and other risks

At the level of operating profit based on longer-term investment returns, Jackson’s results are sensitive to market conditions to the extent of income earned on spread-based products and indirectly in respect of variable annuity asset management fees.

Jackson’s main exposures are to market risk through its exposure to interest rate risk and equity risk. Approximately 91 per cent (2015: 92 per cent) of its general account investments support fixed interest rate and fixed index annuities, variable annuity fixed account deposits and guarantees, life business and surplus, and 9 per cent (2015: 8 per cent) support institutional businesses. All of these types of business contain considerable interest rate guarantee features and, consequently, require that the assets that support them are primarily fixed income or fixed maturity.

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

Jackson’s derivative programme is used to manage interest rate risk associated with a broad range of products and equity market risk attaching to its equity-based products. Movements in equity markets, interest rates and credit spreads materially affect the carrying value of derivatives that are used to manage the liabilities to policyholders and backing investment assets. Combined with the use of US GAAP measurement (as ‘grandfathered’ under IFRS 4) for the insurance contracts assets and liabilities which is largely insensitive to current period market movements, the Jackson total profit (ie including short-term fluctuations in investment returns) is sensitive to market movements. In addition to these effects, the Jackson shareholders’ equity is sensitive to the impact of interest rate and credit spread movements on the value of fixed income securities. Movements in unrealised appreciation on these securities are included as movement in shareholders’ equity (ie outside the income statement).

Jackson enters into financial derivative transactions, including those noted below to reduce and manage business risks. These transactions manage the risk of a change in the value, yield, price, cash flows or quantity of, or a degree of exposure with respect to assets, liabilities or future cash flows, which Jackson has acquired or incurred.

Jackson uses free-standing derivative instruments for hedging purposes. Additionally, certain liabilities, primarily trust instruments supported by funding agreements, fixed index annuities, certain variable annuity features and reinsured Guaranteed Minimum Income Benefit variable annuity features contain embedded derivatives as defined by IAS 39, ‘Financial Instruments: Recognition and Measurement’. Jackson does not account for such derivatives as either fair value or cash flow hedges as might be permitted if the specific hedge documentation requirements of IAS 39 were followed. Financial derivatives, including derivatives embedded in certain host liabilities that have been separated for accounting and financial reporting purposes are carried at fair value.

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

Treasury futures contracts	These derivatives are used to hedge Jackson’s exposure to movements in interest rates.
Equity index futures contracts and equity index options

These derivatives (including various call and put options and interest rate contingent options) are used to hedge Jackson’s obligations associated with its issuance of certain VA guarantees. Some of these annuities and guarantees contain embedded options that are fair valued for financial reporting purposes.

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

At 31 December 2016 and 2015, Jackson had variable annuity contracts with guarantees, for which the net amount at risk (‘NAR’) is defined as the amount of guaranteed benefit in excess of current account value, as follows:

31 December 2016	Minimum return		Account value £m	Net amount at risk £m	Weighted average attained age	Period until expected annuitisation
Return of net deposits plus a minimum return
GMDB	0-6%		93,512	2,483	65.6 years
GMWB - premium only	0%		2,217	39
GMWB*	0-5%	**	256	22
GMAB - premium only	0%		44	-
Highest specified anniversary account value minus withdrawals post-anniversary
GMDB			8,798	346	66.0 years
GMWB - highest anniversary only			2,479	125
GMWB*			747	83
Combination net deposits plus minimum return, highest specified anniversary account value minus withdrawals post-anniversary
GMDB	0-6%		5,309	699	68.7 years
GMIB†	0-6%		1,595	595		0.5 years
GMWB*	0-8%	**	85,402	9,293

31 December 2015	Minimum return		Account value £m	Net amount at risk £m	Weighted average attained age	Period until expected annuitisation
Return of net deposits plus a minimum return
GMDB	0-6%		70,732	2,614	65.3 years
GMWB - premium only	0%		1,916	56
GMWB*	0-5%	**	229	23
GMAB - premium only	0%		45	-
Highest specified anniversary account value minus withdrawals post-anniversary
GMDB			7,008	587	65.4 years
GMWB - highest anniversary only			2,025	202
GMWB*			698	101
Combination net deposits plus minimum return, highest specified anniversary account value minus withdrawals post-anniversary
GMDB	0-6%		4,069	640	68.3 years
GMIB†	0-6%		1,422	518		0.5 years
GMWB*	0-8%	**	63,924	7,758
*	Amounts shown for GMWB comprise sums for the ‘not for life’ portion (where the guaranteed withdrawal base less the account value equals to the net amount at risk (NAR)), and a ‘for life’ portion (where the NAR has been estimated as the present value of future expected benefit payment remaining after the amount of the ‘not for life’ guaranteed benefits is zero).
**	Ranges shown based on simple interest. The upper limits of 5 per cent or 8 per cent simple interest are approximately equal to 4.1 per cent and 6 per cent respectively, on a compound interest basis over a typical 10-year bonus period. For example 1 + 10 x 0.05 is similar to 1.04 growing at a compound rate of 4 per cent for a further nine years.
†	The GMIB reinsurance guarantees are essentially fully reinsured.

Account balances of contracts with guarantees were invested in variable separate accounts as follows:

	2016 £m	2015 £m
Mutual fund type:
Equity	73,430	55,488
Bond	15,044	11,535
Balanced	17,441	13,546
Money market	994	832
Total	106,909	81,401

As noted above, Jackson is exposed to equity risk through the options embedded in the fixed index annuity liabilities and guarantees included in certain variable annuity benefits as illustrated above. This risk is managed using an equity hedging programme to minimise the risk of a significant economic impact as a result of increases or decreases in equity market levels, while taking advantage of naturally offsetting exposures in Jackson’s operations. Jackson purchases external futures and options that hedge the risks inherent in these products, while also considering the impact of rising and falling guaranteed benefit fees.

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

At 31 December 2016, the estimated sensitivity of Jackson’s profit and shareholders’ equity to immediate increases and decreases in equity markets is shown below. The sensitivities are shown net of related changes in DAC amortisation.

	2016 £m				2015 £m
	Decrease		Increase		Decrease		Increase
	of 20%	of 10%	of 20%	of 10%	of 20%	of 10%	of 20%	of 10%
Pre-tax profit, net of related changes in amortisation of DAC	1,061	488	370	59	738	259	(86)	(128)
Related deferred tax effects	(371)	(171)	(129)	(21)	(258)	(91)	30	45
Net sensitivity of profit after tax and shareholders’ equity	690	317	241	38	480	168	(56)	(83)

Note

The table above has been prepared to exclude the impact of the instantaneous equity movements on the separate account fees. In addition, the sensitivity movements shown include those relating to the fixed index annuity and the reinsurance of GMIB guarantees.

The above table provides sensitivity movements, at a point in time, while the actual impact on financial results would vary contingent upon the volume of new product sales and lapses, changes to the derivative portfolio, correlation of market returns and various other factors including volatility, interest rates and elapsed time.

The directional movements in the sensitivities reflect the hedging programme in place at 31 December 2016 and 2015.

ii	Sensitivity to interest rate risk

Except in the circumstances of interest rate scenarios where the guarantee rates included in contract terms are higher than crediting rates that can be supported from assets held to cover liabilities, the accounting measurement of fixed annuity liabilities of Jackson’s products is not generally sensitive to interest rate risk. This position derives from the nature of the products and the US GAAP basis of measurement. The GMWB features attached to variable annuity business (other than ‘for life’ components) are accounted for as embedded derivatives which are fair valued and, therefore, will be sensitive to changes in interest rate.

Debt securities and related derivatives are marked to fair value. Value movements on derivatives, again net of related changes to amortisation of DAC and deferred tax, are recorded within the income statement. Fair value movements on debt securities, net of related changes to amortisation of DAC and deferred tax, are recorded within other comprehensive income. The estimated sensitivity of these items and policyholder liabilities to a 1 per cent and 2 per cent decrease and increase in interest rates at 31 December 2016 and 2015 is as follows:

	2016 £m				2015 £m
	Decrease		Increase		Decrease		Increase
	of 2%	of 1%	of 1%	of 2%	of 2%	of 1%	of 1%	of 2%
Profit and loss:
Pre-tax profit effect (net of related changes in amortisation of DAC)	(2,899)	(1,394)	1,065	2,004	(1,776)	(847)	628	1,120
Related effect on charge for deferred tax	1,015	488	(373)	(701)	621	296	(220)	(392)
Net profit effect	(1,884)	(906)	692	1,303	(1,155)	(551)	408	728
Other comprehensive income:
Direct effect on carrying value of debt securities (net of related changes in amortisation of DAC)	3,364	1,883	(1,883)	(3,364)	3,167	1,782	(1,782)	(3,167)
Related effect on movement in deferred tax	(1,177)	(659)	659	1,177	(1,108)	(624)	624	1,108
Net effect	2,187	1,224	(1,224)	(2,187)	2,059	1,158	(1,158)	(2,059)
Total net effect on shareholders’ equity	303	318	(532)	(884)	904	607	(750)	(1,331)

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

Consistent with the Group’s accounting policies, the profits of the Group’s US operations are translated at average exchange rates and shareholders’ equity at the closing rate for the reporting period. For 2016, the average and closing rates were US$1.35 (2015: $1.53) and US$1.24 (2015: US$1.47) to £1.00 sterling, respectively. A 10 per cent increase (weakening of the dollar) or decrease (strengthening of the dollar) in these rates would reduce or increase profit before tax attributable to shareholders, profit for the year and shareholders’ equity attributable to US insurance operations respectively as follows:

	A 10% increase in US$:£ exchange rates		A 10% decrease in US$:£ exchange rates
	2016 £m	2015 £m	2016 £m	2015£m
Profit before tax attributable to shareholders	(48)	(109)	59	133
Profit for the year	(54)	(87)	66	107
Shareholders’ equity attributable to US insurance operations	(473)	(378)	578	462

iv	Other sensitivities

The total profit of Jackson is sensitive to market risk on the assets covering liabilities other than variable annuity business segregated in the separate accounts.

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

Jackson is sensitive to lapse risk and other types of policyholder behaviour, such as the take-up of its GMWB product features. Jackson’s persistency assumptions reflect a combination of recent past experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. In the absence of hedging, equity and interest rate movements can both cause a loss directly and cause an increased future sensitivity to policyholder behaviour. Jackson has an extensive derivative programme that seeks to manage the exposure to such altered equity markets and interest rates.

For variable annuity business, the key assumption is the expected long-term level of separate account returns, which, for 2016, was 7.4 per cent (2015: 7.4 per cent). The impact of using this return is reflected in two principal ways, namely:

•	Through the projected expected gross profits that are used to determine the amortisation of deferred acquisition costs. This is applied through the use of a mean reversion technique which is described in more detail in note A3.1 above; and
•	The required level of provision for claims for guaranteed minimum death, ‘for life’ withdrawal, and income benefits.

C7.4	UK insurance operations

Exposure and sensitivity of IFRS basis profit and shareholders’ equity to market and other risks

The IFRS basis results of the UK insurance operations are most sensitive to asset/liability matching, mortality and default rate experience and longevity assumptions and the difference between the return on corporate bond and risk-free rate for shareholder-backed annuity business of the PAC non-profit sub-fund. Further details are described below.

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

With-profits business

With-profits sub-fund business

The shareholder results of the UK with-profits business (including non-participating annuity business of the with-profits sub-fund) are only sensitive to market risk through the indirect effect of investment performance on declared policyholder bonuses.

The investment assets of PAC with-profits funds are subject to market risk. Changes in their carrying value, net of related changes to asset-share liabilities of with-profits contracts, affect the level of unallocated surplus of the fund. Therefore, the level of unallocated surplus is particularly sensitive to the level of investment returns on the portion of the assets that represents surplus. However, as unallocated surplus is accounted for as a liability under IFRS, movements in its value do not affect shareholders’ profit and equity.

The shareholder results of the UK with-profits fund correspond to the shareholders’ share of the cost of bonuses declared on the with-profits business, which is currently one-ninth of the cost of bonuses declared. Investment performance is a key driver of bonuses, and hence the shareholders’ share of the cost of bonuses. Due to the ‘smoothed’ basis of bonus declaration, the sensitivity to investment performance in a single year is low relative to movements in the period to period performance. However, over multiple periods, it is important as it may affect future expected shareholder transfers. Altered persistency trends may affect future expected shareholder transfers.

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

In addition, the level of profit is affected by change in the level of reinsurance cover.

A decrease in assumed mortality rates of 1 per cent would decrease pre-tax profit by approximately £67 million (2015: £67 million). A decrease in credit default assumptions of five basis points would increase pre-tax profit by £200 million (2015: £176 million). A decrease in renewal expenses (excluding asset management expenses) of 5 per cent would increase pre-tax profit by £41 million (2015: £35 million). The effect on profit would be approximately symmetrical for changes in assumptions that are directionally opposite to those explained above. The net effect on profit after tax and shareholders’ equity from all the changes in assumptions as described above would be an increase of approximately £144 million (2015: £115 million).

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

Sensitivity to interest rate risk and other market risk

By virtue of the fund structure, product features and basis of accounting, the policyholder liabilities of the UK insurance operations are, except annuity business, not generally exposed to interest rate risk. At 31 December 2016, annuity liabilities accounted for 98 per cent (2015: 98 per cent) of UK shareholder-backed business liabilities. For annuity business, liabilities are exposed to interest rate risk. However, the net exposure is very substantially ameliorated by virtue of the close matching of assets with appropriate duration. The level of matching from period to period can vary depending on management actions and economic factors so it is possible for a degree of mis-matching profits or losses to arise.

The close matching by the Group of assets of appropriate duration to annuity liabilities is based on maintaining economic and regulatory capital. The measurement of liabilities under Solvency II reporting requirements and IFRS are not the same with additional assets used for the IFRS annuity liabilities . As a result, IFRS has a different sensitivity to interest rate and credit risk than under Solvency II.

The estimated sensitivity of the UK non-linked shareholder-backed business (principally annuities business) to a movement in interest rates is as follows:

	2016 £m				2015 £m
	A decrease of 2%	A decrease of 1%	An increase of 1%	An increase of 2%	A decrease of 2%	A decrease of 1%	An increase of 1%	An increase of 2%
Carrying value of debt securities and derivatives	12,353	5,508	(4,527)	(8,313)	10,862	4,812	(3,935)	(7,219)
Policyholder liabilities	(10,023)	(4,466)	3,636	6,635	(8,738)	(3,909)	3,208	5,872
Related deferred tax effects	(396)	(177)	151	285	(402)	(172)	138	257
Net sensitivity of profit after tax and shareholders’ equity	1,934	865	(740)	(1,393)	1,722	731	(589)	(1,090)

In addition, the shareholder-backed portfolio of UK non-linked insurance operations covering liabilities and shareholders’ equity includes equity securities and investment properties. Excluding any second order effects on the measurement of the liabilities for future cash flows to the policyholder, a fall in their value would have given rise to the following effects on pre-tax profit, profit after tax and shareholders’ equity.

	2016 £m		2015 £m
	A decrease of 20%	A decrease of 10%	A decrease of 20%	A decrease of 10%
Pre-tax profit	(326)	(163)	(327)	(163)
Related deferred tax effects	66	33	66	33
Net sensitivity of profit after tax and shareholders’ equity	(260)	(130)	(261)	(130)

A 10 or 20 per cent increase in their value would have an approximately equal and opposite effect on profit and shareholders’ equity to the sensitivities shown above. The market risk sensitivities shown above reflect the impact of temporary market movements, and therefore, the primary effect of such movements would, in the Group’s segmental analysis of profits, be included within the short-term fluctuations in investment returns.

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

A 10 per cent increase in the relevant exchange rates (strengthening of the pound sterling) would have reduced reported profit before tax attributable to shareholders, and shareholders’ equity excluding goodwill attributable to Eastspring Investments and US asset management operations, by £12 million and £47 million respectively (2015: £11 million and £38 million, respectively).

ii	Sensitivities to other financial risks for asset management operations

The principal sensitivities to other financial risk of asset management operations are credit risk on the bridging loan portfolio of the Prudential Capital operation and the indirect effect of changes to market values of funds under management. Due to the nature of the asset management operations there is limited direct sensitivity to movements in interest rates. Total debt securities held at 31 December 2016 by asset management operations were £2,359 million (2015: £2,204 million), the majority of which are held by the Prudential Capital’s operation. Debt securities held by Prudential Capital are in general variable rate bonds and so market value is limited in sensitivity to interest rate movements and consequently, any change in interest rates would not have a material impact on profit or shareholders’ equity. The Group’s asset management operations do not hold significant investments in property or equities.

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

C8	Tax assets and liabilities

C8.1	Deferred tax

The statement of financial position contains the following deferred tax assets and liabilities in relation to:

	Deferred tax assets		Deferred tax liabilities
	2016 £m	2015 £m	2016 £m	2015 £m
Unrealised losses or gains on investments	23	21	(1,534)	(1,036)
Balances relating to investment and insurance contracts	1	1	(730)	(543)
Short-term temporary differences	4,196	2,752	(3,071)	(2,400)
Capital allowances	16	10	(35)	(31)
Unused tax losses	79	35	-	-
Total	4,315	2,819	(5,370)	(4,010)

Of the short-term temporary differences of £4,196 million, £3,843 million relating to the US insurance operations is expected to be recovered in line with the run-off of the in-force book, and the remaining balances of the £353 million are expected to be recovered within 10 years.

The deferred tax asset at 31 December 2016 and 2015 arises in the following parts of the Group:

	2016 £m	2015 £m
Asia insurance operations	98	66
US insurance operations	3,861	2,448
UK insurance operations	146	132
Other operations	210	173
Total	4,315	2,819

Deferred tax assets are recognised to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted.

The taxation regimes applicable across the Group often apply separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a trading or capital nature may affect the recognition of deferred tax assets. For the 2016 full year results and financial position at 31 December 2016, the following tax benefits have not been recognised:

	2016		2015
	Tax benefit £m	Losses £bn	Tax benefit £m	Losses £bn
Capital losses	89	0.4	98	0.5
Trading losses	41	0.2	52	0.3

Of the unrecognised trading losses, losses of £31 million will expire within the next seven years, £1 million will expire within 20 years and the rest have no expiry date.

Under IAS 12, ‘Income Taxes’, deferred tax is measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled, based on the tax rates (and laws) that have been enacted or are substantively enacted at the end of the reporting period.

The reduction in the UK corporation tax rate to 17 per cent from 1 April 2020 was substantively enacted on 6 September 2016, and has had the effect of reducing the UK with-profits and shareholder-backed business element of the overall net deferred tax liabilities by £5 million as at 31 December 2016. The effects of these changes are reflected in the financial statements for the year ended 31 December 2016.

C8.2	Current tax

Of the £440 million (2015: £477 million) current tax recoverable, the majority is expected to be recovered in one year or less. The current tax recoverable includes £112 million in relation to the ongoing litigation relating to the historic tax treatment of dividends received from overseas portfolio investments of life insurance companies. The PAC is the test case for this litigation. In April 2016, the UK Court of Appeal found in PAC’s favour on all substantive points in the litigation. HM Revenue & Customs have been granted permission to appeal the Court of Appeal’s judgment to the Supreme Court. The Supreme Court hearing has not yet been scheduled. However, it is expected to be at some time in 2018.

The current tax liability increased to £649  million (2015: £325 million) due to positive market movements in the UK insurance operations.

C9     Defined benefit pension schemes

(a)	Background and summary economic and IAS 19 financial positions

The Group’s businesses operate a number of pension schemes. The specific features of these schemes vary in accordance with the regulations of the country in which the employees are located, although they are, in general, funded by the Group and based either on a cash balance formula or on years of service and salary earned in the last year or years of employment. The largest defined benefit scheme is the principal UK scheme, namely the Prudential Staff Pension Scheme (PSPS). PSPS accounts for 82 per cent (2015: 84 per cent) of the underlying scheme liabilities of the Group’s defined benefit schemes.

The Group also operates two smaller UK defined benefit schemes in respect of Scottish Amicable (SASPS) and M&G (M&GGPS). In addition, there are two small defined benefit schemes in Taiwan which have negligible deficits.

Under the IAS 19, ‘Employee Benefits’ valuation basis, the Group applies the principles of IFRIC 14, ‘IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’, whereby a surplus is only recognised to the extent that the Company is able to access the surplus either through an unconditional right of refund to the surplus or through reduced future contributions relating to ongoing service, which have been substantively enacted or contractually agreed. Further, the IFRS financial position recorded, reflects the higher of any underlying IAS 19 deficit and any obligation for committed deficit funding where applicable.

The Group asset/liability in respect of defined benefit pension schemes is as follows:

	2016 £m					2015 £m
				Other					Other
	PSPS	SASPS	M&GGPS	schemes	Total	PSPS	SASPS	M&GGPS	schemes	Total
	note (i)	note (ii)				note (i)	note (ii)
Underlying economic surplus (deficit)	717	(237)	84	(1)	563	969	(82)	75	(1)	961
Less: unrecognised surplus note (i)	(558)	-	-	-	(558)	(800)	-	-	-	(800)
Economic surplus (deficit) (including investment in Prudential insurance policies)	159	(237)	84	(1)	5	169	(82)	75	(1)	161
Attributable to:
PAC with-profits fund	111	(95)	-	-	16	118	(33)	-	-	85
Shareholder-backed operations	48	(142)	84	(1)	(11)	51	(49)	75	(1)	76
Consolidation adjustment against policyholder liabilities for investment in Prudential insurance policiesnote (iii)	-	-	(134)	-	(134)	-	-	(77)	-	(77)
IAS 19 pension asset (liability) on the Group statement of financial positionnote (iv)	159	(237)	(50)	(1)	(129)	169	(82)	(2)	(1)	84

Notes

(i)	For PSPS, the Group does not have an unconditional right of refund to any surplus of the scheme. The PSPS pension asset represents the present value of the economic benefit (impact) of the Company from the difference between future ongoing contributions to the scheme and estimated accrued cost of service. No deficit or other funding is required for PSPS. Deficit funding, where applicable, is apportioned in the ratio of 70/30 between the PAC with-profits fund and shareholder-backed operations following detailed considerations in 2005 of the sourcing of previous contributions. Employer contributions for ongoing service of current employees are apportioned in the ratio relevant to current activity.
(ii)	The deficit of SASPS has been allocated 40 per cent to the PAC with-profits fund and 60 per cent to the shareholders’ fund as at 31 December 2016 and 2015.
(iii)	The underlying position on an economic basis reflects the assets (including investments in Prudential insurance policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes.
(iv)	At 31 December 2016, the PSPS pension asset of £159 million (2015: £169 million) and the other schemes’ pension liabilities of £288 million (2015: £85 million) are included within ‘Other debtors’ and ‘Provisions’ respectively on the consolidated statement of financial position.

Triennial actuarial valuations

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

In respect of SASPS it has been agreed with the Trustees that the level of deficit funding should be £21.0 million per annum from 1 January 2015 until 31 March 2024, or earlier if the scheme’s funding level reaches 100 per cent before this date, to eliminate the actuarial deficit. The deficit funding will be reviewed every three years at subsequent valuations.

In respect of M&GGPS it has been agreed with the Trustees that no deficit funding is required from 1 January 2016. Deficit funding of £9.3 million was paid in 2015.

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

Risks to which the defined benefit schemes expose the Group

Responsibility of making good of any deficit that may arise in the schemes lies with the employers of the schemes, which are subsidiaries of the Group. Accordingly, the pension schemes expose the Group to a number of risks, the most significant of which are interest rate and investment risk, inflation risk and mortality risk.

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

The Trustee of each scheme sets the general investment policy and specifies any restrictions on types of investment and the degrees of divergence permitted from the benchmark, but delegates the responsibility for selection and realisation of specific investments to the Investment Managers. The Trustee consults the Principal Employer (eg. The Prudential Assurance Company for PSPS), on the investment principles, but the ultimate responsibility for the investment of the assets of the scheme lies with the Trustee.

The Trustee of each of the schemes manages the investment strategy of the scheme to achieve an acceptable balance between investing in the assets that most closely match the expected benefit payments and assets that are expected to achieve a greater return in the hope of reducing the contributions required or providing additional benefits to members.

The PSPS scheme has entered into a derivatives based strategy to match the duration and inflation profile of its liabilities. This involved a reallocation from other investments to other assets with an interest and inflation swap overlay. As at 31 December 2016, the nominal value of the interest and inflation-linked swaps amounted to £0.8 billion (2015: £0.7 billion) and £5.0 billion (2015: £3.4 billion) respectively. The SASPS and M&GGPS use very limited or no derivatives to manage their risks.

(b)	Assumptions

The actuarial assumptions used in determining benefit obligations and the net periodic benefit costs for the years ended 31 December were as follows:

	2016%	2015%	2014%
Discount rate*	2.6	3.8	3.5
Rate of increase in salaries	3.2	3.0	3
Rate of inflation**
Retail Prices Index (RPI)	3.2	3.0	3
Consumer Prices Index (CPI)	2.2	2.0	2
Rate of increase of pensions in payment for inflation:
PSPS:
Guaranteed (maximum 5%)	2.5	2.5	2.5
Guaranteed (maximum 2.5%)	2.5	2.5	2.5
Discretionary	2.5	2.5	2.5
Other schemes	3.2	3.0	3
*	The discount rate has been determined by reference to an ‘AA’ corporate bond index, adjusted where applicable, to allow for the difference in duration between the index and the pension liabilities.
**	The rate of inflation reflects the long-term assumption for the UK RPI or CPI depending on the tranche of the schemes.

The calculations are based on current mortality estimates with an allowance made for future improvements in mortality. This allowance was updated in 2016 to reflect the CMI’s 2014 mortality improvements model, with scheme-specific calibrations. For immediate annuities in payment, in 2016 and 2015, a long-term mortality improvement rate of 1.75 per cent per annum and 1.25 per cent per annum was applied for males and females, respectively.

(c)	Estimated pension scheme surpluses and deficits

This section illustrates the financial position of the Group’s defined benefit pension schemes on an economic basis and the IAS 19 basis.

The underlying pension position on an economic basis reflects the assets (including investments in Prudential policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes. The IAS 19 basis excludes the investments in Prudential policies. At 31 December 2016, the investments in Prudential insurance policies comprise £134 million (2015: £77 million) for the M&GGPS and there were no investments in Prudential insurance policies for PSPS and SASPS (2015: £125 million for PSPS). In principle, on consolidation, the investments are eliminated against policyholder liabilities of UK insurance operations, so that the formal IAS 19 position for the scheme in isolation excludes these items. This treatment applies to the M&GGPS investments. However, in 2015, as a substantial portion of the Company’s interest in the underlying surplus of PSPS was not recognised, the adjustment was not necessary for the PSPS investments.

Movements on the pension scheme deficit determined on the economic basis are as follows, with the effect of the application of IFRIC 14 being shown separately:

	2016 £m
	Surplus (deficit) in schemes at 1 Jan 2016	(Charge) credit to income statement	Actuarial gains and losses in other comprehensive income	Contributions paid	Surplus (deficit) in schemes at 31 Dec 2016
All schemes
Underlying position (without the effect of IFRIC 14)
Surplus	961	(1)	(442)	45	563
Less: amount attributable to PAC with-profits fund	(658)	(12)	261	(16)	(425)
Shareholders’ share:
Gross of tax surplus (deficit)	303	(13)	(181)	29	138
Related tax	(60)	3	36	(6)	(27)
Net of shareholders’ tax	243	(10)	(145)	23	111
Application of IFRIC 14 for the derecognition of PSPS surplus
Derecognition of surplus	(800)	(32)	274	-	(558)
Less: amount attributable to PAC with-profits fund	573	21	(185)	-	409
Shareholders’ share:
Gross of tax	(227)	(11)	89	-	(149)
Related tax	45	2	(18)	-	29
Net of shareholders’ tax	(182)	(9)	71	-	(120)
With the effect of IFRIC 14
Surplus (deficit)	161	(33)	(168)	45	5
Less: amount attributable to PAC with-profits fund	(85)	9	76	(16)	(16)
Shareholders’ share:
Gross of tax surplus (deficit)	76	(24)	(92)	29	(11)
Related tax	(15)	5	18	(6)	2
Net of shareholders’ tax	61	(19)	(74)	23	(9)

Underlying investments of the schemes

On the ‘economic basis’, after including the underlying assets represented by the investments in Prudential insurance policies as scheme assets, the plans’ assets at 31 December comprise the following investments:

	2016				2015
	PSPS £m	Other schemes £m	Total £m	%	PSPS £m	Other schemes £m	Total £m	%
Equities
UK	18	85	103	1	126	70	196	3
Overseas	293	368	661	7	151	329	480	6
Bonds*
Government	5,411	550	5,961	66	4,795	427	5,222	67
Corporate	1,169	196	1,365	15	970	145	1,115	14
Asset-backed securities	144	6	150	2	135	21	156	2
Derivatives	252	(2)	250	3	183	(5)	178	2
Properties	71	109	180	2	70	62	132	2
Other assets	269	67	336	4	298	42	340	4
Total value of assets**	7,627	1,379	9,006	100	6,728	1,091	7,819	100
*	93 per cent of the bonds are investment graded (2015: 93 per cent).
**	98 per cent of the total value of the scheme assets are derived from quoted prices in an active market (2015: 98 per cent). None of the scheme assets included shares in Prudential plc or property occupied by the Prudential Group. The IAS 19 basis plan assets at 31 December 2016 of £8,872 million (2015: £7,617 million) is different from the economic basis plan assets of £9,006 million (2015: £7,819 million) as shown above due to the exclusion of investment in Prudential insurance policies, which are eliminated on consolidation of £134 million (2015: £202 million) comprising £134 million for the M&G scheme (2015: £77 million) and nil for PSPS (2015: £125 million).

The movements in the IAS 19 pension schemes’ surplus and deficit between scheme assets and liabilities as consolidated in the financial statements were:

Attributable to policyholders and shareholders

	Plan assets	Present value of benefit obligations	Net surplus (deficit) (without the effect of IFRIC 14)	Effect of IFRIC 14 for derecognition of PSPS surplus	Economic basis net surplus (deficit)	Other adjustments including for investments in Prudential insurance policies	IAS 19 basis net deficit
2016 £m		note (i)				note (ii)
Net surplus (deficit), beginning of year	7,819	(6,858)	961	(800)	161	(77)	84
Current service cost		(34)	(34)		(34)		(34)
Net interest on net defined benefit liability (asset)	292	(254)	38	(32)	6	(3)	3
Administration expenses	(5)		(5)		(5)		(5)
Benefit payments	(350)	350			-		-
Employers’ contributionsnote (iii)	45		45		45		45
Employees’ contributions	2	(2)	-		-		-
Actuarial gains and lossesnote (iv)	1,203	(1,645)	(442)	274	(168)	(13)	(181)
Transfer into investment in Prudential insurance policies	-	-	-	-	-	(41)	(41)
Net surplus (deficit), end of year	9,006	(8,443)	563	(558)	5	(134)	(129)

2015 £m
Net deficit, beginning of year	8,067	(7,312)	755	(710)	45	(132)	(87)
Current service cost		(36)	(36)		(36)		(36)
Negative past service cost		48	48		48		48
Net interest on net defined benefit liability (asset)	278	(250)	28	(26)	2	(5)	(3)
Administration expenses	(5)		(5)		(5)		(5)
Benefit payments	(301)	301					-
Employers’ contributionsnote (iii)	56		56		56		56
Employees’ contributions	2	(2)					-
Actuarial gains and lossesnote (iv)	(278)	393	115	(64)	51	6	57
Transfer out of investment in Prudential insurance policies						54	54
Net surplus (deficit), end of year	7,819	(6,858)	961	(800)	161	(77)	84

2014 £m
Net deficit, beginning of year	6,944	(6,298)	646	(602)	44	(114)	(70)
Current service cost		(30)	(30)		(30)		(30)
Past service cost		(4)	(4)		(4)		(4)
Net interest on net defined benefit liability (asset)	301	(272)	29	(26)	3	(5)	(2)
Administration expenses	(6)		(6)		(6)		(6)
Benefit payments	(266)	266			-		-
Employers’ contributionsnote (iii)	55		55		55		55
Employees’ contributions	2	(2)	-		-		-
Actuarial gains and lossesnote (iv)	1,037	(975)	62	(82)	(20)	(4)	(24)
Settlements or curtailments	-	3	3	-	3	-	3
Transfer into investment in Prudential insurance policies	-	-	-	-	-	(9)	(9)
Net surplus (deficit), end of year	8,067	(7,312)	755	(710)	45	(132)	(87)

Notes

(i)	Maturity profile of the benefit obligations

The weighted average duration of the benefit obligations of the schemes is 19.5 years (2015: 18.2 years).

The following table provides an expected maturity analysis of the benefit obligations as at 31 December:

	All schemes £m
	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	Total
2016	243	1,090	1,585	1,694	1,704	8,508	14,824
2015	240	1,045	1,554	1,688	1,711	8,791	15,029

(ii)	The adjustments for investments in Prudential insurance policies are consolidation adjustments for intra-group assets and liabilities with no impact to operating results.

(iii)	Total employer contributions expected to be paid into the Group defined benefit schemes for the year ending 31 December 2017 amount to £45 million (2016: £45 million).

(iv)	The actuarial gains and losses attributable to policyholders and shareholders as shown in the table above are analysed as follows:

	2016 £m	2015 £m	2014 £m
Actuarial gains and losses
Return on the scheme assets less amount included in interest income	1,203	(278)	1,037
Losses on changes in demographic assumptions	(18)	(3)	(9)
(Losses)/gains on changes in financial assumptions	(1,733)	371	(939)
Experience gains/(losses) on scheme liabilities	106	25	(27)
	(442)	115	62
Effect of derecognition of PSPS surplus	274	(64)	(82)
Consolidation adjustment for investments in Prudential insurance policies and other adjustments	(13)	6	(4)
	(181)	57	(24)

The losses of £1,733 million in 2016 on change in financial assumptions primarily reflect the effect of the decrease in the discount rate used in determining the scheme liabilities from 3.8 per cent in 2015 to 2.6 per cent in 2016. These losses were partially offset by the increase in the return on the scheme assets, which was greater than the amount included in interest income by £1,203 million.

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

	Assumption applied		Sensitivity change in assumption	Impact of sensitivity on scheme liabilities on IAS 19 basis
	2016	2015			2016	2015
Discount rate	2.6%	3.8%	Decrease by 0.2%	Increase in scheme liabilities
				by:
				PSPS	3.5%	3.3%
				Other schemes	5.3%	5.0%
Discount rate	2.6%	3.8%	Increase by 0.2%	Decrease in scheme liabilities
				by:
				PSPS	3.5%	3.1%
				Other schemes	5.0%	4.6%
Rate of inflation	3.2%	3.0%	RPI: Decrease by 0.2%	Decrease in scheme liabilities
				by:
	2.2%	2.0%	CPI: Decrease by 0.2%	PSPS	0.6%	0.5%
			with consequent reduction in salary increases	Other schemes	4.1%	4.0%
Mortality rate			Increase life expectancy	Increase in scheme
			by 1 year	liabilities by:
				PSPS	3.5%	3.2%
				Other schemes	3.7%	2.8%

C10	Share capital, share premium and own shares

	2016			2015
	Number of ordinary shares	Share capital	Share premium	Number of ordinary shares	Share capital	Share premium
		£m	£m		£m	£m
Issued shares of 5p each fully paid
At 1 January	2,572,454,958	128	1,915	2,567,779,950	128	1,908
Shares issued under share-based schemes	8,606,615	1	12	4,675,008	-	7
At 31 December	2,581,061,573	129	1,927	2,572,454,958	128	1,915

Amounts recorded in share capital represent the nominal value of the shares issued. The difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of shares issued is credited to the share premium account.

At 31 December 2016, there were options outstanding under save as you earn schemes to subscribe for shares as follows:

	Number of shares to subscribe for	Share price range		Exercisable by year
		from	to
31 December 2016	7,068,884	466p	1,155p	2022
31 December 2015	8,795,617	288p	1,155p	2021

Transactions by Prudential plc and its subsidiaries in Prudential plc shares

The Group buys and sells Prudential plc shares (‘own shares’) either in relation to its employee share schemes or via transactions undertaken by authorised investment funds that the Group is deemed to control. The cost of own shares of £226 million as at 31 December 2016 (2015: £219 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans. At 31 December 2016, 10.7 million (2015: 10.5 million) Prudential plc shares with a market value of £175 million (2015: £161 million) were held in such trusts, all of which are for employee incentive plans. The maximum number of shares held during 2016 was 11.2 million which was in June 2016.

The Company purchased the following number of shares in respect of employee incentive plans. The shares purchased each month are as follows:

		2016 Share price				2015 Share price
	Number of shares	Low	High	Cost	Number of shares	Low	High	Cost
		£	£	£		£	£	£
January	67,625	13.73	14.00	932,711	52,474	14.83	15.11	786,584
February	79,077	11.96	12.01	947,993	49,423	16.01	16.14	795,683
March	735,361	13.09	13.72	9,686,101	4,660,458	16.44	17.01	78,940,633
April	84,848	12.91	13.31	1,115,919	52,371	16.78	17.24	892,795
May	2,272,344	13.17	13.31	30,238,832	145,542	16.07	16.61	2,357,705
June	576,386	11.28	13.09	6,604,231	160,078	15.65	16.20	2,563,060
July	84,883	11.96	12.32	1,040,732	55,208	15.04	15.99	868,713
August	73,602	14.01	14.25	1,040,528	57,653	15.07	15.17	868,091
September	173,166	13.69	14.14	2,372,037	154,461	13.57	14.31	2,149,244
October	71,253	14.37	14.50	1,026,260	58,087	15.14	15.22	879,999
November	69,976	13.49	15.40	1,044,194	56,948	15.01	15.61	866,033
December	71,626	15.76	16.37	1,134,181	61,441	15.00	15.08	923,600
Total	4,360,147			57,183,719	5,564,144			92,892,140

The Group has consolidated a number of authorised investment funds where it is deemed to control these funds under IFRS. Some of these funds hold shares in Prudential plc. The total number of shares held by these funds at 31 December 2016 was 6.0 million (2015: 6.1 million) and the cost of acquiring these shares of £61 million (2015: £54 million) is included in the cost of own shares. The market value of these shares as at 31 December 2016 was £97 million (2015: £94 million). During 2016, these funds made net disposals of 77,423 Prudential shares (2015: net disposals of 1,402,697) for a net increase of £7.9 million to book cost (2015: net increase of £13 million).

All share transactions were made on an exchange other than the Stock Exchange of Hong Kong.

Other than set out above the Group did not purchase, sell or redeem any Prudential plc listed securities during 2016 or 2015.

C11        Provisions

	2016 £m	2015 £m
Provision in respect of defined benefit pension schemes:C9	288	85
Other provisions (see below)	659	519
Total provisions	947	604

Analysis of other provisions:

	2016 £m				2015 £m
	Legal provisions	Restructuring provisions	Other provisions	Total	Legal provisions	Restructuring provisions	Other provisions	Total
		note (i)	note (ii)			note (i)	note (ii)
At 1 January	12	13	494	519	9	11	487	507
Charged to income statement:
Additional provisions	5	-	376	381	6	10	341	357
Unused amounts released	(4)	(5)	(44)	(53)	(1)	(1)	(53)	(55)
Used during the year	(7)	(1)	(214)	(222)	(3)	(7)	(275)	(285)
Exchange differences	1	-	33	34	1	-	(6)	(5)
Total at 31 December	7	7	645	659	12	13	494	519

Notes

(i)	Restructuring provisions primarily relate to restructuring activities of UK insurance operations. The provisions pertain to property liabilities resulting from the closure of regional sales centres and branches and staff terminations and other transformation costs to enable streamlining of operations.
(ii)	Other provisions comprise staff benefits provisions of £415 million (2015: £384 million) that are generally expected to be paid out within the next three years, provisions for onerous contracts of £20 million (2015: £31 million), other provisions of £35 million (2015: £79 million) and a provision for review of past annuity sales of £175 million (2015: £nil). Prudential has agreed with the Financial Conduct Authority (FCA) to review annuities sold without advice after 1 July 2008 to its contract-based defined contribution pension customers. The review will examine whether customers were given sufficient information about their potential eligibility to purchase an enhanced annuity, either from Prudential or another pension provider. The review is expected to commence in 2017 and last a period of three years. A provision of £175 million has been established at 31 December 2016 to cover the costs of undertaking the review and any potential redress. The ultimate amount that will be expended by the Group on the review remains uncertain. Although the Group’s professional indemnity insurance may mitigate the overall financial impact of this review, with potential insurance recoveries of up to £175 million, no such recovery has been factored in the provision, in accordance with the requirements of IAS 37, ‘Provisions, Contingent Liabilities and Contingent Assets’.

C12     Capital

(a)	Group objectives, policies and processes for managing capital
(i)	Capital measure

The Group manages its Group Solvency II own funds as its measure of capital. At 31 December 2016, estimated Group Solvency II Own Funds were £24.8 billion.

(ii)	External capital requirements

From 1 January 2016, Solvency II is the Group’s consolidated capital regime. Solvency II is a risk-based solvency framework required under the European Solvency II Directive as implemented by the Prudential Regulatory Authority in the UK. The Solvency II surplus represents the aggregated capital held by the Group less solvency capital requirements.

(iii)	Meeting of capital management objectives

The Group solvency capital requirement has been met during 2016.

As well as holding sufficient capital to meet Solvency II requirements at Group level, the Group also closely manages the cash it holds within its central holding companies so that it can:

a)	Maintain flexibility, fund new opportunities and absorb shock events
b)	Fund dividends
c)	Cover central costs and debt payments

More details on holding company cash flows and balances are given in the section II(a) of the additional unaudited financial information.

While the Group at a consolidated level is subject to the Solvency II requirements, at a business unit level capital is defined by local capital regulations and local business needs.

Each of the Group’s long-term business operations is capitalised to a sufficiently strong level for its individual circumstances.

The Group manages its assets, liabilities and capital locally, in accordance with local regulatory requirements and reflecting the different types of liabilities in each business. As a result of the diversity of products offered by Prudential and the different regulatory regimes under which it operates, the Group employs differing methods of asset/liability and capital management, depending on the business concerned.

Stochastic modelling of assets and liabilities is undertaken in the UK, US and Asia to assess the economic capital requirements. A stochastic approach models the inter-relationship between asset and liability movements, taking into account asset correlation, management actions and policyholder behaviour under a large number of alternative economic scenarios.

In addition, reserve adequacy testing under a range of scenarios and dynamic solvency testing is carried out, including under certain scenarios mandated by the UK, US and Asian regulators.

The sensitivity of liabilities and other components of total capital vary depending upon the type of business concerned and this conditions the approach to asset/liability management.

(b)	Local capital regulations

The most significant local capital requirements are:

(i)	Asia insurance operations

The estimated capital position for Asia life insurance operations with reconciliation to shareholders equity is shown below:

	2016 £m	2015 £m
Group IFRS shareholders’ equity	4,993	3,956
Adjustments to regulatory basis
Unallocated surplus of with-profits funds	2,667	2,553
Deferred acquisition costs, distribution rights and goodwill of non-participating business not recognised for regulatory reporting	(1,365)	(1,301)
Other adjustments	1,627	(31)
Total adjustments	2,929	1,221
Total available capital resources of life assurance businesses on local regulatory bases	7,922	5,177

The capital requirements of material territories are:

Hong Kong

The capital requirement varies by underlying risk and duration of liabilities, but is generally determined as 4 per cent of mathematical reserves plus 0.3 per cent of the capital at risk. Mathematical reserves are based on a best estimate basis with prudent margins for adverse deviations, discounted at a valuation interest rate based on a blend between the risk-adjusted portfolio yield and reinvestment rate.

Indonesia

Solvency capital is determined using a risk-based capital approach. Insurance companies in Indonesia are expected to maintain the level of net assets above 120 per cent of solvency capital.

Malaysia

A risk-based capital framework applies in Malaysia. The local regulator has set a Supervisory Target Capital Level of 130 per cent below which supervisory actions of increasing intensity will be taken. Each insurer is also required to set its own Individual Target Capital Level to reflect its own risk profile and this is expected to be higher than the Supervisory Target Capital Level.

Singapore

A risk-based capital framework applies in Singapore. A registered insurer incorporated in Singapore is required at all times to maintain a minimum level of paid-up ordinary share capital and to ensure that its financial resources are not less than the greater of (i) the total risk requirement arising from the assets and liabilities of the insurer, calculated in accordance with the Singapore Insurance Act; or (ii) a minimum amount of 5 million Singapore dollars. The regulator also has the authority to direct that the insurer satisfy additional capital adequacy requirements in addition to those set forth under the Singapore Insurance Act if it considers such additional requirements appropriate.

(ii)	US insurance operations

The estimated capital position for Jackson with reconciliation to shareholders equity is shown below:

	2016 £m	2015 £m
Group IFRS shareholders’ equity	5,204	4,154
Adjustments to regulatory basis
Deferred acquisition costs, distribution rights and goodwill of non-participating business not recognised for regulatory reporting	(8,303)	(6,148)
Jackson surplus notes	202	169
Investment and policyholder liabilities valuation differences between IFRS and regulatory basis for Jackson	6,657	4,927
Other adjustments	535	364
Total adjustments	(909)	(688)
Total available capital resources of life assurance businesses on local regulatory bases	4,295	3,466

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

At 31 December 2016, Jackson had a permitted practice in effect as granted by the local regulator allowing Jackson to carry certain interest rate swaps at book value, as if statutory hedge accounting were in place, instead of at fair value as would have been otherwise required. Jackson is required to demonstrate the effectiveness of its interest rate swap programme pursuant to the Michigan Insurance Code. The total effect of this permitted practice, net of tax, was to decrease statutory surplus by £334 million at 31 December 2016.

Under the equivalence provisions of Solvency II, Jackson is incorporated into the Group’s Solvency II position at a level equal to available capital in excess of 250 per cent of the US local risk-based capital requirement.

(iii)	UK insurance operations

From 1 January 2016, UK insurance operations are subject to Solvency II capital requirements on an individual basis. The UK solvency capital requirement has been met during 2016.

(iv)	Asset management operations – regulatory and other surplus

Certain asset management subsidiaries of the Group are subject to regulatory requirements. The movement in the year of the surplus regulatory capital position of those subsidiaries, combined with the movement in the IFRS basis shareholders’ funds for unregulated asset management operations, is as follows:

	Asset management operations
	2016 £m					2015 £m
	M&G	US	Prudential Capital	Eastspring Investments	Total	Total
Regulatory and other surplus
Beginning of year	402	182	70	149	803	534
Gains (losses) during the year	339	8	(23)	122	446	392
Movement in capital requirement	(46)	-	-	(8)	(54)	36
Capital injection	-	-	-	-	-	4
Distributions made to the parent company	(290)	(18)	(45)	(79)	(432)	(262)
Exchange and other movements	-	33	20	20	73	99
End of year	405	205	22	204	836	803

(c)	Transferability of available capital

In the UK, the Solvency II regime became effective on 1 January 2016. PAC is required to meet the Solvency II capital requirements as a company as a whole, ie covering both its ring-fenced with-profits funds and non-profit funds. Further, the surplus of the with-profits funds is ring-fenced from the shareholder balance sheet with restrictions as to its distribution. Distributions from the with-profits funds to shareholders continue to reflect the shareholders’ one-ninth share of the cost of declared policyholders’ bonuses.

For Jackson, capital retention is maintained at a level consistent with an appropriate rating by Standard & Poor’s. Currently Jackson is rated AA. Jackson can pay dividends on its capital stock only out of earned surplus unless prior regulatory approval is obtained. Furthermore, dividends which exceed the greater of statutory net gain from operations less net realised investments losses for the prior year or 10 per cent of Jackson’s prior year end statutory surplus, excluding any increase arising from the application of permitted practices, require prior regulatory approval.

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

Property, plant and equipment comprise Group occupied properties and tangible assets. A reconciliation of the carrying amount of these items from the beginning of the year to the end of the year is as follows:

	2016 £m			2015 £m
	Group occupied property	Tangible assets	Total	Group occupied property	Tangible assets	Total
At 1 January
Cost	480	1,387	1,867	390	1,165	1,555
Accumulated depreciation	(69)	(601)	(670)	(58)	(519)	(577)
Net book amount	411	786	1,197	332	646	978
Year ended 31 December
Opening net book amount	411	786	1,197	332	646	978
Exchange differences	50	52	102	(2)	(10)	(12)
Depreciation charge	(15)	(144)	(159)	(11)	(118)	(129)
Additions	15	333	348	40	216	256
Arising on acquisitions of subsidiaries*	-	-	-	52	84	136
Disposals and transfers	(110)	(635)	(745)	-	(32)	(32)
Closing net book amount	351	392	743	411	786	1,197
At 31 December
Cost	439	1,077	1,516	480	1,387	1,867
Accumulated depreciation	(88)	(685)	(773)	(69)	(601)	(670)
Net book amount	351	392	743	411	786	1,197

*	Arising on an acquisition made for venture fund purposes by the PAC with-profits fund.

Tangible assets

Of the £392 million of tangible assets, £247 million were held by the Group’s with-profits operations, primarily by the consolidated subsidiaries for venture fund and other investment purposes of the PAC with-profits fund.

Capital expenditure: property, plant and equipment by segment

The capital expenditure of £333 million (2015: £216 million) arose as follows: £244 million in UK, £17 million in US and £61 million in Asia in insurance operations with the remaining balance of £11 million arising from asset management operations and unallocated corporate expenditure (2015: £143 million in UK, £20 million in US and £35 million in Asia in insurance operations with the remaining balance of £18 million arising from asset management operations and unallocated corporate expenditure).

C14	Investment properties

Investment properties principally relate to the PAC with-profits fund and are carried at fair value. A reconciliation of the carrying amount of investment properties at the beginning and end of the year is set out below:

	2016 £m	2015 £m
At 1 January	13,422	12,764
Additions:
Resulting from property acquisitions	1,338	680
Resulting from expenditure capitalised	189	77
Disposals	(632)	(662)
Net gain from fair value adjustments	273	537
Net foreign exchange differences	97	21
Transfers (to) from held for sale assets	(41)	5
At 31 December	14,646	13,422

The 2016 income statement includes rental income from investment properties of £781 million (2015: £769 million) and direct operating expenses including repairs and maintenance arising from these properties of £67 million (2015: £42 million).

Investment properties of £6,020 million (2015: £5,468 million) are held under finance leases. The present value of minimum lease payments under these leases is £49 million (2015: £78 million) and 76 per cent (2015: 77 per cent) of lease payments are due in over five years.

The Group’s policy is to let investment properties to tenants through operating leases. Minimum future rentals to be received on non-cancellable operating leases of the Group’s freehold investment properties are receivable in the following periods:

	2016 £m	2015 £m
Less than 1 year	314	309
1 to 5 years	1,077	1,091
Over 5 years	2,634	2,595
Total	4,025	3,995

The total minimum future rentals to be received on non-cancellable sub-leases for the Group’s investment properties held under finance leases at 31 December 2016 are £2,238 million (2015: £2,888 million).

D	OTHER NOTES

D1	Held for sale Korea life business

On 10 November 2016, the Group announced that it had reached an agreement to sell 100 per cent of its life insurance subsidiary in Korea, PCA Life Insurance Co. Ltd. (‘PCA Life Korea’), to Mirae Asset Life Insurance Co. Ltd. (‘Mirae’), for KRW170 billion (equivalent to £114 million at 31 December 2016 closing exchange rate). The transaction is subject to regulatory approval.

The Korea life business has been classified as held for sale in these consolidated financial statements in accordance with IFRS 5, ‘Non-current assets held for sale and discontinued operations’. Consistent with its classification as held for sale, the IFRS carrying value of the Korea life business and its related goodwill has been set to £105 million at 31 December 2016, representing the proceeds, net of £9 million of related expenses. This has resulted in a charge for ‘Remeasurement of Korea Life business classified as held for sale’ of £(238) million in the income statement.

To facilitate comparisons of businesses retained by the Group, the supplementary analysis of profit shown in note B1.1 shows separately the results of the Korea life business for both 2016 and 2015. For 2016 the result for the year, including short-term fluctuations in investment returns, together with the adjustment to the carrying value have given rise to an aggregate loss of £(227) million (2015: £56 million profit; 2014: £63 million). This comprises:

	2016 £m	2015 £m	2014 £m
Remeasurement of carrying value on classification as held for sale	(238)	-	-
Amounts that would otherwise be classified within:
Operating profit based on longer-term investment returns	20	38	32
Short-term fluctuations in investment returns	(9)	18	31
(Loss) profit attaching to held for sale Korea life business	(227)	56	63
Related tax charge	(4)	(14)	(16)

The assets and liabilities of the Korea life business classified as held for sale on the statement of financial position as at 31 December 2016 are as follows:

2016 £m
Assets
Investments including cash and cash equivalents[1]	3,722
Other assets including goodwill[2]	379
4,101
Adjustment for remeasurement of the carrying value of the business to fair value less costs to sell[2]	(238)
Assets held for sale	3,863

Liabilities
Policyholder liabilities[3]	3,325
Other liabilities	433
Liabilities held for sale	3,758

Net assets	105

[1]	The investments of the Korea life business comprise primarily equity securities and portfolio holdings in unit trusts (£2,527 million as at 31 December 2016).
[2]	The remeasurement adjustment of £238 million comprises the write down of goodwill of £15 million and other non-current assets within the scope of IFRS 5 of £16 million (£14 million of software and £2 million of property, plant and equipment) and an additional remeasurement of £207 million to adjust the carrying value of the business to fair value less costs to sell.
[3]	The Korea life business has non-linked liabilities and linked liabilities at 31 December 2016 of £749 million and £2,576 million respectively (2015: £625 million and £2,187 million respectively).

D2	Contingencies and related obligations

Litigation and regulatory matters

In addition to the matters set out in note C11 in relation to the Financial Conduct Authority review of past annuity sales, the Group is involved in various litigation and regulatory issues. These may from time to time include class actions involving Jackson. While the outcome of such litigation and regulatory issues cannot be predicted with certainty, the Company believes that their ultimate outcome will not have a material adverse effect on the Group’s financial condition, results of operations, or cash flows.

Unclaimed property provision

Jackson had previously received regulatory enquiries on an industry-wide matter regarding claims settlement practices and compliance with unclaimed property laws. During 2015, Jackson reached agreements to settle issues related to these enquiries. At 31 December 2016, Jackson has accrued £13 million (2015: £16 million) to cover any such liability.

Guarantees

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

Support for with-profits sub-funds by shareholders’ funds

PAC is liable to meet its obligations to with-profits policyholders even if the assets of the with-profits sub-funds are insufficient to do so. The assets, represented by the unallocated surplus of with-profits funds, in excess of amounts expected to be paid for future terminal bonuses and related shareholder transfers (‘the excess assets’) in the with-profits sub-funds could be materially depleted over time by, for example, a significant or sustained equity market downturn, costs of significant fundamental strategic change or a material increase in the pension mis-selling provision. In the unlikely circumstance that the depletion of the excess assets within the long-term fund was such that the Group’s ability to satisfy policyholders’ reasonable expectations was adversely affected, it might become necessary to restrict the annual distribution to shareholders or to contribute shareholders’ funds to the with-profits sub-funds to provide financial support.

Matters relating to with-profits sub-funds:

•	Pension mis-selling review – The UK insurance regulator required all UK life insurance companies to review sales of personal pensions policies for potential mis-selling. Offers to all cases were made by 30 June 2002. Costs arising from this review are met by the excess assets of the PAC with-profits sub-fund and hence have not been charged to the asset shares used in the determination of policyholder bonus rates. Prudential has given an assurance that these deductions from excess assets will not impact its bonus or investment policy for policies within the with-profits sub-funds that were in force at 31 December 2003. This assurance does not apply to new business since 1 January 2004. In the unlikely event that such deductions would affect the bonus or investment policy for the relevant policies, Prudential has stated it would make available support to the sub-fund from shareholder resources for as long as the situation continued, so as to ensure that policyholders were not disadvantaged.

•	Scottish Amicable Insurance sub-fund – Policies within this sub-fund (a with-profits sub-fund closed to new business) contain minimum levels of guaranteed benefit to policyholders. Should the assets of the sub-fund be inadequate to meet the guaranteed benefit obligations of the policyholders of SAIF, the PAC with-profits sub-fund would be liable to cover any such deficiency in the first instance.

In addition, certain pensions products within this sub-fund have guaranteed annuity rates at retirement, for which a provision of £571 million was held within the sub-fund (2015: £412 million).

•	Guaranteed annuities – A provision for guaranteed annuity products of £62 million was held (2015: £47 million) in the PAC with-profits sub-fund.

Intra-group capital support arrangements

Prudential and PAC have put in place intra-group arrangements to formalise circumstances in which capital support would be made available by Prudential. While Prudential considers it unlikely that such support will be required, the arrangements are intended to provide additional comfort to PAC and its policyholders.

In addition, Prudential has put in place intra-group arrangements to formalise undertakings by Prudential to the regulators of the Hong Kong subsidiaries regarding their solvency levels.

D3	Post balance sheet events

Dividends

The second interim ordinary dividend for the year ended 31 December 2016, that was approved by the Board of Directors after 31 December 2016 is described in note B7.

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

In 2016, 2015 and 2014, other transactions with directors were not deemed to be significant both by virtue of their size and in the context of the directors’ financial positions. All of these transactions are on terms broadly equivalent to those that prevail in arm’s length transactions.

Apart from these transactions with directors, no director had interests in shares, transactions or arrangements that require disclosure, other than those given in ‘Compensation and Employees’. Key management remuneration is disclosed in note B3.3.

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

	2016 £m	2015 £m
Future minimum lease payments for non-cancellable operating leases fall due during the following periods:
Not later than 1 year	107	98
Later than 1 year and not later than 5 years	209	231
Later than 5 years	96	116
Future minimum sub-lease rentals received for non-cancellable operating leases for land and buildings	60	66
Minimum lease rental payments included in consolidated income statement	115	105

In addition, the Group has provided, from time to time, certain guarantees and commitments to third parties including funding the purchase or development of land and buildings and other related matters. The contractual obligations to purchase or develop investment properties at 31 December 2016 were £458 million (2015: £409 million).

At 31 December 2016, Jackson has unfunded commitments of £465 million (2015: £299 million) related to its investments in limited partnerships and £201 million (2015: £64 million) related to commercial mortgage loans and other fixed maturities. These commitments were entered into in the normal course of business and a material adverse impact on the operations is not expected to arise from them.

At 31 December 2016, UK insurance operations had unfunded commitments of £2,269 million (2015: £2,034 million) to private equity and infrastructure funds. These commitments were entered into in the normal course of business and no material adverse impact on the operations is expected to arise.

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

The Group’s subsidiaries, joint ventures and associates in Asia may remit dividends to the Group, in general, provided the statutory insurance fund meets the capital adequacy standard required under local statutory regulations and has sufficient distributable reserves. For further details on local capital regulations in Asia please refer to note C12(b).

(b)	Investments in joint ventures and associates

Joint ventures represent arrangements where the controlling parties through contractual or other agreement have the rights to the net assets of the arrangements. The Group has shareholder-backed joint venture insurance and asset management businesses in China with CITIC Group, and until September 2016 in India with ICICI Bank (see below). In addition, there is an asset management joint venture in Hong Kong with Bank of China International Holdings Limited (BOCI) and Takaful general and life insurance joint venture in Malaysia.

The Group has various joint ventures relating to property investments held by the PAC with-profits fund. The results of these joint ventures are reflected in the movement in the unallocated surplus of the PAC with-profits funds and therefore do not affect shareholders’ results.

For the Group’s joint ventures that are accounted for by using the equity method, the net of tax results of these operations are included in the Group’s profit before tax.

The investments in these joint ventures have the same accounting year end as the Group.

The Group’s associates, which are also accounted for under the equity method, include PPM South Africa and from September 2016 the Indian insurance entity, see below. In addition, the Group has investments in Open-Ended Investment Companies (OEICs), unit trusts, funds holding collateralised debt obligations, property unit trusts and venture capital investments of the PAC with-profits funds where the Group has significant influence. As allowed under IAS 28, these investments are accounted for on a fair value through profit or loss basis. The aggregate fair value of associates accounted for at fair value through profit or loss, where there are published price quotations, is approximately £3.5 billion at 31 December 2016 (2015: £1.4 billion).

During the period, following its listing and consequent amendments to the shareholder agreement, the Group ceased to exercise joint control over the insurance business in India, therefore the investment has been re-classified as an associate, and continues to be accounted for using the equity method.

The Group’s share of the profits (including short-term fluctuations in investment returns), net of related tax, and carrying amount of interest in joint ventures and associates, which are equity accounted as shown in the consolidated income statement comprises the following:

	Joint ventures and associates
	2016 £m	2015 £m	2014 £m
Shareholder-backed business	161	185	174
PAC with-profits fund (prior to offsetting effect in movement in unallocated surplus)	21	53	129
Total	182	238	303

	Insurance operations			Asset management
	Asia	US	UK	M&G	Prudential Capital	US	Eastspring Investments	Total segment	Unallocated to a segment (central operations)	Group total
2016
Share of profits from joint ventures and associates, net of related tax	94	-	21	13	-	-	54	182	-	182
2015
Share of profits from joint ventures and associates, net of related tax	130	-	53	14	-	-	41	238	-	238
2014
Share of profits from joint ventures and associates, net of related tax	133	-	128	13	-	-	29	303	-	303

There is no other comprehensive income in the joint ventures and associates. There has been no unrecognised share of losses of a joint venture or associate that the Group has stopped recognising in the total income.

The joint ventures have no significant contingent liabilities or capital commitments to which the Group is exposed nor does the Group have any significant contingent liabilities or capital commitments in relation to its interests in the joint ventures.

(c)	Related undertakings

In accordance with Section 409 of the Companies Act 2006 a list of Prudential Group’s subsidiaries, joint ventures, associates and significant holdings (being holdings of more than 20 per cent) along with the classes of shares held, the registered office address and the country of incorporation and the effective percentage of equity owned at 31 December 2016 is disclosed below.

The definitions of a subsidiary undertaking, joint venture and associate in accordance with the Companies Act 2006 are different from the definition under IFRS. As a result, the related undertakings included within the list below may not be the same as the undertakings consolidated in the Group IFRS financial statements. The Group’s consolidation policy is described in note A3.1(b).

Direct subsidiary undertakings of the parent company, Prudential plc (shares held directly or via nominees):

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation
M&G Group Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Prudential (US Holdco1) Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Prudential Capital Holding Company Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Prudential Corporation Asia Limited	Ordinary shares	100.00%	13/F, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
Prudential Financial Services Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Prudential Group Holdings Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Prudential Property Services Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Prudential US Limited (In liquidation)	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
The Prudential Assurance Company Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom

Other subsidiaries, joint ventures, associates and significant holdings of the Group – no shares held directly by the parent company, Prudential plc or its nominees:

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation
Allied Life Brokerage Agency, Inc	Ordinary shares	100.00%	400 East Court Avenue, Des Moines Iowa, 50309, USA
BOCHK Aggressive Growth Fund	Ordinary shares	54.69%	27th Floor Bank of China Tower Central and Western District, Hong Kong
BOCHK Balanced Growth Fund	Ordinary shares	39.05%	12th Floor and 25th Floor Citicorp Centre 18 Whitfield Road, Causeway Bay Wan Chai, Hong Kong
BOCHK China Equity Fund	Ordinary shares	64.15%	12th Floor and 25th Floor Citicorp Centre 18 Whitfield Road, Causeway Bay Wan Chai, Hong Kong
BOCHK Conservative Growth Fund	Ordinary shares	43.44%	12th Floor and 25th Floor Citicorp Centre 18 Whitfield Road, Causeway Bay Wan Chai, Hong Kong
BOCI - Prudential Asset Management Limited	Ordinary shares	36.00%	27/F, Bank of China Tower, 1 Garden Road, Hong Kong
BOCI - Prudential Trustee Limited	Ordinary shares	36.00%	12th Floor and 25th Floor, Citicorp Centre, 18 Whitfield Road, Causeway Bay, Wan Chai, Hong Kong
Brier Capital LLC	Limited liability company	100.00%	1 Corporate Way, Lansing, Michigan 48951 USA
Brooke (Holdco 1) Inc	Ordinary shares	100.00%	1105 N Market Street, Suite 1300 Wilmington, DE 19801, USA
Brooke Holdings (UK) Ltd (In liquidation)	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Brooke Holdings LLC	Ordinary shares	100.00%	1105 N Market Street, Suite 1300 Wilmington, DE 19801, USA
Brooke Life Insurance Company	Ordinary shares	100.00%	1 Corporate Way, Lansing, Michigan 48951 USA
BWAT Retail Nominee (1) Limited	Ordinary shares	50.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
BWAT Retail Nominee (2) Limited	Ordinary shares	50.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Calera Capital Partners IV - A AIV I, LP	Limited partnership interest	32.87%	Corporation Trust Centre, 1209 Orange St, Wilmington, DE 19801 Delaware, USA
Calvin F1 GP Limited	Ordinary shares	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, United Kingdom
Calvin F2 GP Limited	Ordinary shares	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, United Kingdom
Canada Property (Trustee) No 1 Limited	Ordinary shares	100.00%	Lime grove house, Green Street, St Helier, Jersey, Channel Islands, JE1 2ST
Canada Property Holdings Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation
Canada Property Jersey No. 2 Trust	Units	100.00%	Lime Grove House, Green Street, St Helier Jersey JE1 2ST
Canada Property Jersey Trust	Units	100.00%	Lime Grove House, Green Street, St Helier Jersey JE1 2ST
Cardinal Distribution Park Management Limited	Ordinary shares	66.00%	5th Floor Cavendish House 39 Waterloo Street Birmingham, B2 5PP, United Kingdom
Carraway Guildford (Nominee A) Limited	Ordinary shares	100.00%	13 Castle Street, St Helier, Jersey, JE4 5UT
Carraway Guildford (Nominee B) Limited	Ordinary shares	100.00%	13 Castle Street, St Helier, Jersey, JE4 5UT
Carraway Guildford General Partner Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Carraway Guildford Investments Unit Trust	Units	100.00%	13 Castle Street, St Helier, Jersey JE4 5UT
Carraway Guildford Limited Partnership	Limited partnership interest	100.00%	Lloyds Chambers 1 Portsoken Street, London E1 8HZ, United Kingdom
Centaurus Retail LLP	Limited partnership interest	50.00%	40 Broadway, London, SW1H 0BU, United Kingdom
Central Square Leeds Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Centre Capital Non-Qualified Investors IV AIV Orion, L.P.	Limited partnership interest	76.75%	2711 Centerville Road, Ste 400, Wilmington, DE 19808, Delaware, USA
Centre Capital Non-Qualified Investors IV AIV-ELS, L.P.	Limited partnership interest	76.53%	2711 Centerville Road, Ste 400, Wilmington, DE 19808, Delaware, USA
Centre Capital Non-Qualified Investors IV AIV-RA, L.P.	Limited partnership interest	71.43%	2711 Centerville Road, Ste 400, Wilmington, DE 19808, Delaware, USA
Centre Capital Non-Qualified Investors IV, L.P.	Limited partnership interest	75.47%	2711 Centerville Road, Ste 400, Wilmington, DE 19808, Delaware, USA
Centre Capital Non-Qualified Investors V AIV-ELS LP	Limited partnership interest	73.16%	2711 Centerville Road, Ste 400, Wilmington, DE 19808, Delaware, USA
Centre Capital Non-Qualified Investors V LP	Limited partnership interest	67.47%	2711 Centerville Road, Ste 400, Wilmington, DE 19808, Delaware, USA
CEP IV-A Chicago AIV Limited Partnership	Limited partnership interest	31.92%	615 S Dupont Hwy, Dover, DE 19901, Delaware, USA
CEP IV-A CWV AIV Limited Partnership	Limited partnership interest	31.92%	850 New Burton Road, Ste. 201 Dover, DE 19904 Delaware, USA
CEP IV-A Davenport AIV Limited Partnership	Limited partnership interest	31.92%	615 S Dupont Hwy, Dover, DE 19901, Delaware, USA
CEP IV-A Indy AIV Limited Partnership	Limited partnership interest	31.92%	615 S Dupont Hwy, Dover, DE 19901, Delaware, USA
CEP IV-A NMR AIV Limited Partnership	Limited partnership interest	31.92%	615 S Dupont Hwy, Dover, DE 19901, Delaware, USA

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation
CEP IV-A WBCT AIV Limited Partnership	Limited partnership interest	31.91%	615 S Dupont Hwy, Dover, DE 19901, Delaware, USA
CF Prudential European QIS Fund	Ordinary shares	97.72%	17 Rochester Row, London SW1P 1QT, United Kingdom
CF Prudential Japanese QIS Fund	Ordinary shares	97.93%	17 Rochester Row, London SW1P 1QT, United Kingdom
CF Prudential North American QIS Fund	Ordinary shares	97.90%	135 Bishopsgate, London EC2M 3UR, United Kingdom
CF Prudential Pacific Markets Trust Fund	Ordinary shares	97.91%	Laurence Pountney Hill, London EC4R 0HH, United Kingdom
CF Prudential UK Growth QIS Fund	Ordinary shares	98.60%	17 Rochester Row, London SW1P 1QT, United Kingdom
CITIC-Prudential Life Insurance Company Limited	Ownership interest	50.00%	East Tower, World Financial Centre, No.1 East Third Ring Middle Road, Chaoyang District, Beijing, China 100020
CITIC-CP Asset Management Co., Ltd.	Ownership interest	26.95%	No.128 North Zhangjiabang Road, Pudong District, Shanghai China
CITIC-Prudential Fund Management Company Limited	Ownership interest	49.00%	Level 9, HSBC Building, Shanghai IFC, 8 Century Avenue, Pudong, Shanghai, China
Clairvest Equity Partners IV-A Limited Partnership	Limited Partnership Interest	31.89%	22 St. Clair Avenue East, Suite 1700 Toronto, ON M4T 2S3 Canada
Cribbs Causeway JV Limited	Ordinary shares	50.00%	40 Broadway, London, SW1H 0BU, United Kingdom
Cribbs Causeway Merchants Association Ltd	Limited by guarantee	100.00%	The Mall at Cribbs Causeway, Bristol, BS34 5DG, United Kingdom
Cribbs Mall Nominee (1) Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Curian Capital, LLC	Membership interest	100.00%	1 Corporate Way, Lansing, Michigan 48951 USA
Curian Clearing LLC (Michigan)	Membership interest	100.00%	1 Corporate Way, Lansing, Michigan 48951 USA
Eastspring Al-Wara’ Investments Berhad	Ordinary shares	100.00%	16th Floor, Wisma Sime Darby, Jalan Raja Laut, 50350 Kuala Lumpur, Malaysia
Eastspring Asset Management Korea Co. Ltd.	Ordinary shares	100.00%	15th Floor, Shinhan Investment Tower, 70 Yoidae-ro, Youngdungpo-gu, Seoul 07325, Korea
Eastspring China Dragon Fund	Ordinary shares	29.13%	15th Shinhan Investment Tower,70,Yeouidaero, Young dungpo-gu Seoul Korea Zipcode 07325
Eastspring Investments - Cash Reserve Fund	Ordinary shares	100.00%	Prudential Tower 23rd Floor Jl. Jendral Sudirman Kav.79 Jakarta Selatan 12910, Indonesia
Eastspring Investments - Pan European Fund	Ordinary shares	79.06%	10 Marina Boulevard #32-01, Marina Bay Financial Centre Singapore 018983

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation
Eastspring Investments - US High Yield Bond Fund	Ordinary shares	28.25%	26, Boulevard Royal Luxembourg L-2449
Eastspring Investments (Hong Kong) Limited	Ordinary shares	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
Eastspring Investments (Luxembourg) S.A.	Ordinary shares	100.00%	26 Boulevard Royal, L-2449 Luxembourg, Grand Duchy of Luxembourg
Eastspring Investments (Singapore) Limited	Ordinary shares	100.00%	10 Marina Boulevard #32-01, Marina Bay Financial Centre Singapore 018983
Eastspring Investments Active Quant Securities	Ordinary shares	100.00%	15th Shinhan Investment Tower,70,Yeouidaero, Young dungpo-gu Seoul Korea Zipcode 07325
Eastspring Investments Asia Pacific Equity Fund	Ordinary shares	100.00%	26, Boulevard Royal Luxembourg L-2449
Eastspring Investments Asian Bond Fund	Ordinary shares	46.78%	26, Boulevard Royal Luxembourg L-2449
Eastspring Investments Asian Dynamic Fund	Ordinary shares	96.08%	26, Boulevard Royal Luxembourg L-2449
Eastspring Investments Asian Equity Fund	Ordinary shares	97.31%	26, Boulevard Royal Luxembourg L-2449
Eastspring Investments Asian Equity Income Fund	Ordinary shares	82.82%	26, Boulevard Royal Luxembourg L-2449
Eastspring Investments Asian High Yield Bond Fund	Ordinary shares	48.66%	26, Boulevard Royal Luxembourg L-2449
Eastspring Investments Asian Infrastructure Equity Fund	Ordinary shares	64.51%	26, Boulevard Royal Luxembourg L-2449
Eastspring Investments Asian Low Volatility Equity Fund	Ordinary shares	100.00%	26, Boulevard Royal Luxembourg L-2449
Eastspring Investments Asian Property Securities Fund	Ordinary shares	96.80%	26, Boulevard Royal Luxembourg L-2449
Eastspring Investments Berhad	Ordinary shares	100.00%	16th Floor, Wisma Sime Darby, Jalan Raja Laut, 50350 Kuala Lumpur, Malaysia
Eastspring Investments Best Growth Securities Inv Trust 4	Ordinary shares	97.01%	70, Yeoui-daero, Yeongdeungpo-gu, Seoul 15/F, Shinhan Investment Tower Seoul Special City 07325, Korea
Eastspring Investments China Equity Fund	Ordinary shares	40.42%	26, Boulevard Royal Luxembourg L-2449
Eastspring Investments China Securities Baby Investment Trust	Ordinary shares	94.78%	15th Shinhan Investment Tower, 70,Yeouidaero, Young dungpo-gu Seoul 07325, Korea

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation
Eastspring Investments Commodity Smart Choice Special Assets 1	Ordinary shares	100.00%	15th Shinhan Investment Tower, 70,Yeouidaero, Young dungpo-gu Seoul 07325, Korea
Eastspring Investments Dragon Peacock Fund	Ordinary shares	83.12%	26, Boulevard Royal Luxembourg L-2449
Eastspring Investments Emerging EMEA Dynamic Fund	Ordinary shares	100.00%	26, Boulevard Royal Luxembourg L-2449
Eastspring Investments European Inv Grade Bond Fund	Ordinary shares	98.15%	26, Boulevard Royal Luxembourg L-2449
Eastspring Investments Fund Management Limited Liability Company	Ownership interest	100.00%	23/F, Saigon Trade Center, 37 Ton Duc Thang Street, District 1, Ho Chi Minh City, Vietnam
Eastspring Investments Global Bond Navigator Fund	Ordinary shares	98.30%	26, Boulevard Royal Luxembourg L-2449
Eastspring Investments Global Emerging Markets Bond Fund	Ordinary shares	93.98%	26, Boulevard Royal Luxembourg L-2449
Eastspring Investments Global Equity Navigator Fund	Ordinary shares	100.00%	26, Boulevard Royal Luxembourg L-2449
Eastspring Investments Global Market Navigator Fund	Ordinary shares	95.89%	26, Boulevard Royal Luxembourg L-2449
Eastspring Investments Global Multi Asset Income Plus Growth Fund	Ordinary shares	100.00%	26, Boulevard Royal Luxembourg L-2449
Eastspring Investments Greater China Equity Fund	Ordinary shares	90.71%	26, Boulevard Royal Luxembourg L-2449
Eastspring Investments Hong Kong Equity Fund	Ordinary shares	99.57%	26, Boulevard Royal Luxembourg L-2449
Eastspring Investments Incorporated	Ordinary shares	100.00%	874 Walker Road, Suite C, City of Dover, County of Kent, State of Delaware, 19904, USA
Eastspring Investments India Consumer Equity Open Limited	Ordinary shares	100.00%	Suite 450, 4th Floor, Barkly Wharf East, Le Caudan Waterfront Port Louis, Mauritius
Eastspring Investments India Equity Fund	Ordinary shares	80.28%	26, Boulevard Royal Luxembourg L-2449
Eastspring Investments India Equity Open Limited	Ordinary shares	100.00%	Suite 450, 4th Floor, Barkly Wharf East, Le Caudan Waterfront Port Louis, Mauritius
Eastspring Investments India Infrastructure Equity Open Limited	Ordinary shares	100.00%	Suite 450, 4th Floor, Barkly Wharf East, Le Caudan Waterfront Port Louis, Mauritius
Eastspring Investments Japan Fundamental Value Fund	Ordinary shares	98.53%	26, Boulevard Royal Luxembourg L-2449

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation
Eastspring Investments Korea Index Securities Baby Investment Trust	Ordinary shares	100.00%	15th Shinhan Investment Tower,70,Yeouidaero, Young dungpo-gu Seoul Korea Zipcode 07325
Eastspring Investments Korea Value Securities Investment Trust Bond	Ordinary shares	99.71%	15th Shinhan Investment Tower,70,Yeouidaero, Young dungpo-gu Seoul Korea Zipcode 07325
Eastspring Investments Latin American Equity Fund	Ordinary shares	94.44%	26, Boulevard Royal Luxembourg L-2449
Eastspring Investments Limited	Ordinary shares	100.00%	Marunouchi Park Building, 6-1 Marunouchi 2-chome, Chiyoda-Ku, Tokyo, Japan
Eastspring Investments Limited (in liquidation)	Ordinary shares	100.00%	Level 6, Precinct Building 5, Unit 5, Dubai International Financial Centre, Dubai, United Arab Emirates
Eastspring Investments North America Value Fund	Ordinary shares	99.76%	26, Boulevard Royal Luxembourg L-2449
Eastspring Investments Portfolio Management Limited (in liquidation)	Ordinary shares	100.00%	Suite 450, 4th Floor, Barkly Wharf East, Le Caudan Waterfront Port Louis, Mauritius
Eastspring Investments Services Pte. Ltd.	Ordinary shares	100.00%	10 Marina Boulevard #32-01, Marina Bay Financial Centre Singapore 018983
Eastspring Investments SICAV-FIS - Alternative Investments Fund	Ordinary shares	100.00%	2-4 Rue Eugene Ruppert Luxembourg 2453
Eastspring Investments SICAV-FIS - Asia Pacific Loan Fund	Ordinary shares	100.00%	26, Boulevard Royal Luxembourg L-2449
Eastspring Investments SICAV-FIS Universal USD Bond Fund	Ordinary shares	99.95%	26, Boulevard Royal Luxembourg L-2449
Eastspring Investments SICAV-FIS Universal USD Bond II Fund	Ordinary shares	100.00%	26, Boulevard Royal Luxembourg L-2449
Eastspring Investments Standard Plus Securities Investment Trust	Ordinary shares	97.53%	15th Shinhan Investment Tower,70,Yeouidaero, Young dungpo-gu Seoul Korea Zipcode 07325
Eastspring Investments Unit Trusts -Global Technology Fund	Ordinary shares	91.69%	10 Marina Boulevard #32-01, Marina Bay Financial Centre Singapore 018983
Eastspring Investments US Bond Fund	Ordinary shares	65.36%	26, Boulevard Royal Luxembourg L-2449
Eastspring Investments US Corporate Bond Fund	Ordinary shares	83.44%	26, Boulevard Royal Luxembourg L-2449

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation
Eastspring Investments US High Inv Grade Bond Fund	Ordinary shares	89.13%	26, Boulevard Royal Luxembourg L-2449
Eastspring Investments US Investment Grade Bond Fund	Ordinary shares	25.03%	26, Boulevard Royal Luxembourg L-2449
Eastspring Investments UT Singapore ASEAN Equity Fund	Ordinary shares	99.84%	10 Marina Boulevard #32-01, Marina Bay Financial Centre Singapore 018983
Eastspring Investments UT Singapore Select Bond Fund	Ordinary shares	92.02%	10 Marina Boulevard #32-01, Marina Bay Financial Centre Singapore 018983
Eastspring Investments VUL Max Choice Securities Investment Trust 1	Ordinary shares	99.95%	15th Shinhan Investment Tower,70,Yeouidaero, Young dungpo-gu Seoul Korea, Zipcode 07325
Eastspring Investments VUL Max Choice Securities Investment Trust 2	Ordinary shares	99.95%	15th Shinhan Investment Tower,70,Yeouidaero, Young dungpo-gu Seoul Korea, Zipcode 07325
Eastspring Investments VUL NOW Securities Investment Trust 1	Ordinary shares	99.96%	15th Shinhan Investment Tower,70,Yeouidaero, Young dungpo-gu Seoul Korea, Zipcode 07325
Eastspring Investments World Value Equity Fund	Ordinary shares	84.92%	26, Boulevard Royal Luxembourg L-2449
Eastspring Real Assets Partners	Ordinary shares	100.00%	PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands
Eastspring Securities Investment Trust Co., Ltd.	Ordinary shares	99.54%	4F, No.1 Songzhi Road, Taipei 110, Taiwan
Edger Investments Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Empire Holding S.a.r.l. (In liquidation)	Ordinary shares	100.00%	5 Rue Guillaume Kroll, L-1882, Luxembourg
Euro Salas Properties Limited	Ordinary shares	100.00%	7 West George Street, Glasgow, G2 1BA, United Kingdom
Falan GP Limited	Ordinary shares	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, United Kingdom
Fashion Square ECO LP	Limited partnership interest	100.00%	The Corporation Trust Company, Corporation Trust Centre, 1209 Orange St, Wilmington, DE 19801, Delaware, USA
First Dakota, Inc.	Ordinary shares	100.00%	314 East Thayer Avenue Bismarck, ND 58501, USA
Five Hotel Holdings, LLC	Membership interest	100.00%	CT Corporation System, 208 S. LaSalle St. Suite 814, Chicago IL 60604, Illinois USA
Foudry Properties Limited	Ordinary shares	50.00%	Clearwater Court, Vastern Road, Reading RG1 8DB, United Kingdom
Furnival Insurance Company PCC Limited	Ordinary shares	100.00%	PO Box 34, St. Martin’s House, Le Bordage St. Peter Port GY1 4AU, Guernsey

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation
GCI Holdings Corporation	Ordinary shares	75.80%	Prentice-Hall Corporation, 2711 Centerville Road, Suite 400, Wilmington, DE 19808 Delaware, USA
Genny GP 1 LLP	Limited partnership interest	100.00%	Laurence Pountney Hill, London EC4R 0HH, United Kingdom
Genny GP 2 Limited	Ordinary Shares	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, United Kingdom
Genny GP Limited	Ordinary Shares	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, United Kingdom
Geoffrey Snushall Limited (in liquidation)	Ordinary shares	100.00%	Mazars Llp, 45 Church Street, Birmingham, B3 2RT, United Kingdom
GGE GP Limited	Ordinary shares	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, United Kingdom
Global Low Volatility Equity fund D Acc	Ordinary shares	94.59%	26, Boulevard Royal Luxembourg L-2449
Greenpark (Reading) General Partner Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Greenpark (Reading) Nominee No. 1 Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Greenpark (Reading) Nominee No. 2 Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
GS Twenty Two Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Hermitage Management LLC	Membership interest	100.00%	1 Corporate Way, Lansing, Michigan 48951 USA
Holborn Bars Nominees Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London EC4R 0HH, United Kingdom
Holborn Finance Holding Company (In liquidation)	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Holtwood Limited	Ordinary shares	100.00%	International House, Castle Hill, Victoria Road, Douglas, IM2 4RB, Isle of Man
Hyde Holdco 1 Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
ICICI Prudential Asset Management Company Limited	Ordinary shares	49.00%	12th Foor, Narain Manzil, 23, Barakhamba Road, New Delhi 110001, India
ICICI Prudential Life Insurance Company Limited	Ordinary shares	25.83%	ICICI PruLife Towers, 1089 Appasaheb Marathe Marg, Prabhadevi, Mumbai 400025, India
ICICI Prudential Pension Funds Management Company Limited	Ordinary shares	25.83%	ICICI PruLife Towers, 1089 Appasaheb Marathe Marg, Prabhadevi, Mumbai 400025, India
ICICI Prudential Trust Limited	Ordinary shares	49.00%	12th Floor, Narain Manzil, 23, Barakhamba Road, New Delhi 110001, India
IFC Holdings, Inc.	Ordinary shares	100.00%	1209 Orange St, Wilmington, Delaware 19801, USA
Infracapital (AIRI) GP Limited	Ordinary shares	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, United Kingdom
Infracapital (AIRI) Holdings Limited	Ordinary shares	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, United Kingdom
Infracapital (AIRI) SLP LP	Partnership Interest	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, United Kingdom

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation
Infracapital (Bio) GP Limited	Ordinary shares	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, United Kingdom
Infracapital (Bio) SLP LP	partnership interest	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, United Kingdom
Infracapital (GC) GP Limited	Ordinary shares	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, United Kingdom
Infracapital (GC) SLP LP	Ordinary shares with partnership interest	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, United Kingdom
Infracapital (IT PPP) GP Limited	Ordinary shares	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, United Kingdom
Infracapital (IT PPP) SLP LP	partnership interest	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, United Kingdom
Infracapital (Sense) GP Limited	Ordinary shares	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, United Kingdom
Infracapital (Sense) Holdings Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Infracapital (Sense) SLP LP	partnership interest	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, United Kingdom
Infracapital (TLSB) GP Limited	Ordinary shares	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, United Kingdom
Infracapital (TLSB) SLP LP	partnership interest	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, United Kingdom
Infracapital ABP GP Limited	Ordinary shares	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, United Kingdom
Infracapital CI II Limited	Ordinary shares	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, United Kingdom
Infracapital DF II GP LLP	Limited partnership interest	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, United Kingdom
Infracapital DF II Limited	Ordinary shares	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, United Kingdom
Infracapital Employee Feeder GP 1 LLP	Limited partnership interest	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, United Kingdom
Infracapital Employee Feeder GP 2 LLP	Limited partnership interest	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, United Kingdom
Infracapital Employee Feeder GP Limited	Ordinary shares	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, United Kingdom
Infracapital F1 GP2 Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Infracapital F2 GP1 Limited	Ordinary shares	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, United Kingdom
Infracapital F2 GP2 Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Infracapital GP 1 LLP	Limited partnership interest	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Infracapital GP 2 LLP	Limited partnership interest	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Infracapital GP II Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Infracapital GP Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Infracapital Greenfield Partners I GP 1 Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation
Infracapital Greenfield Partners I GP 2 Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Infracapital Greenfield Partners I GP LLP	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Infracapital Greenfield partners I LP	Limited partnership interest	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Infracapital Long Term Income Partners GP 1 Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Infracapital Long Term Income Partners GP 2 Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Infracapital Long Term Income Partners GP LLP	Limited partnership interest	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Infracapital Partners II LP	Limited partnership interest	25.98%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Infracapital Partners LP	Limited partnership interest	33.04%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Infracapital Sisu GP Limited	Ordinary shares	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, United Kingdom
Infracapital SLP II GP LLP	Limited partnership interest	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, United Kingdom
Infracapital SLP II LP	Limited partnership interest	34.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, United Kingdom
Infracapital SLP Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Innisfree M&G PPP LLP	Limited partnership interest	35.00%	Boundary House, 91-93 Charterhouse Street, London, EC1M 6HR, United Kingdom
INVEST Financial Corporation Insurance Agency, Inc. of Delaware	Ordinary shares	100.00%	100 West 10th Street Wilmington, DE 19801, USA
INVEST Financial Corporation Insurance Agency, Inc. of Illinois	Ordinary shares	100.00%	208 South LaSalle Street Suite 814 Chicago, IL 60604, USA
Investment Centers of America, Inc	Ordinary shares	100.00%	314 East Thayer Avenue Bismarck, ND 58501, USA
Jackson Charitable Foundation	Non-stock basis	100.00%	1 Corporate Way, Lansing, Michigan 48951 USA
Jackson National Asset Management LLC	Capital contribution	100.00%	1 Corporate Way, Lansing, Michigan 48951 USA
Jackson National Life (Bermuda) Limited	Ordinary shares	100.00%	Cedar House 41 Cedar Avenue Hamilton HM 12, Bermuda
Jackson National Life Distributors LLC	Membership interest	100.00%	1209 Orange St, Wilmington, Delaware 19801, USA
Jackson National Life Insurance Company	Ordinary shares	100.00%	1 Corporate Way, Lansing, Michigan 48951 USA
Jackson National Life Insurance Company of New York	Ordinary shares	100.00%	2900 Westchester Av, Suite 305, Purchase, NY 10577, USA
Jefferies Capital Partners V, L.P.	Limited partnership interest	21.92%	The Corporation Trust Company, Corporation Trust Centre, 1209 Orange St, Wilmington, DE 19801, Delaware, USA

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation
JNL Strategic Income Fund LLC	Membership interest	100.00%	The Corporation Trust Company, Corporation Trust Centre, 1209 Orange St, Wilmington, DE 19801, Delaware, USA
Lion Credit Opportunity Fund	Ordinary shares	32.26%	3rd Floor Kilmore House Park Lane Dublin 1 Dublin D01 YE64, Ireland
LIPP S.à r.l. (In Liquidation)	Ordinary shares	100.00%	5 Rue Guillaume Kroll, L-1882, Luxembourg
Livicos Limited	Ordinary shares	100.00%	Montague House, Adelaide Road, Dublin 2, Ireland
M&G (Guernsey) Limited	Ordinary shares	100.00%	Dorey Court, Admiral Park, St. Peter Port, Guernsey GY1 2HT
M&G Alternatives Investment Management Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
M&G Asia Property Fund	A Class Shares	40.35%	34-38 Avenue de la Liberté, L-1930 Luxembourg
M&G Corporate bond Fund	Ordinary shares	24.40%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
M&G Dividend Fund	Ordinary shares	54.67%	Laurence Pountney Hill, London EC4R 0HH, United Kingdom
M&G Emerging Markets Bond Fund	Ordinary shares	23.85%	Laurence Pountney Hill, London EC4R 0HH, United Kingdom
M&G Episode Defensive Fund	Ordinary shares	94.62%	Laurence Pountney Hill, London EC4R 0HH, United Kingdom
M&G Episode Macro Fund	Ordinary shares	45.65%	Laurence Pountney Hill, London EC4R 0HH, United Kingdom
M&G European Credit Investment Fund	Ordinary shares	100.00%	80, Route d’Esch Luxembourg L-1470
M&G European High Yield Credit Investment Fund	Ordinary shares	100.00%	80, Route d’Esch Luxembourg L-1470
M&G European Property Fund SICAV-FIS	Ordinary shares	68.06%	34-38, Avenue de la Liberté Luxembourg L-1930
M&G European Secured Property Income Fund	Units	51.12%	34-38 Avenue de la Liberté, L-1930 Luxembourg
M&G European Select Fund	Ordinary shares	37.30%	Laurence Pountney Hill, London EC4R 0HH, United Kingdom
M&G European Strategic Value Fund	Ordinary shares	92.47%	Laurence Pountney Hill, London EC4R 0HH, United Kingdom
M&G Feeder of Property Portfolio	Ordinary shares	28.25%	Laurence Pountney Hill, London EC4R 0HH, United Kingdom
M&G Financial Services Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
M&G Founders 1 Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
M&G General Partner Inc.	Ordinary shares	100.00%	Walker House 87 Mary Street Grand Cayman KY1 9002 Cayman Islands

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation
M&G Gilt & Fixed Interest Income Fund	Ordinary shares	41.11%	Laurence Pountney Hill, London EC4R 0HH, United Kingdom
M&G Global Corporate Bond Fund	Ordinary shares	63.53%	Laurence Pountney Hill, London EC4R 0HH, United Kingdom
M&G Global Credit Investment Fund	Ordinary shares	100.00%	80, Route d’Esch Luxembourg L-1470
M&G Global Leaders Fund	Ordinary shares	24.28%	Laurence Pountney Hill, London EC4R 0HH, United Kingdom
M&G Global Select Fund	Ordinary shares	23.69%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
M&G IMPPP 1 Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
M&G International Investments Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
M&G International Investments Nominees Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
M&G International Investments Switzerland AG	Ordinary shares	100.00%	Talstrasse 66, 8001 Zurich, Switzerland
M&G Investment Management Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
M&G Investments (Hong Kong) Limited	Ordinary shares	100.00%	6th Floor, Alexandra House, 18 Chater Road, Central Hong Kong, Hong Kong
M&G Investments (Singapore) Pte. Ltd.	Ordinary shares	100.00%	10 Marina Boulevard, 39 Marina Bay Financial Centre, Singapore 018983
M&G Investments Japan Co., Ltd.	Ordinary shares	100.00%	3-1 Toranomon, 4 Chome, Minato-ko, Tokyo 105-6009, Japan
M&G Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
M&G Managed Growth Fund	Ordinary shares	26.40%	Laurence Pountney Hill, London EC4R 0HH, United Kingdom
M&G Management Services Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
M&G Nominees Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
M&G Pan European Dividend Fund	Ordinary shares	34.78%	Laurence Pountney Hill, London EC4R 0HH, United Kingdom
M&G PFI Carry Partnership 2016 LP	Limited partnership interest	25.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, United Kingdom
M&G Platform Nominees Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
M&G RE Espana 2016 S.L.	Ordinary shares	100.00%	Plaza de Colon, Torre II, Planta 14, 28046, Madrid, Spain
M&G Real Estate (Luxembourg) S.A.	Ordinary shares	100.00%	34-38 Avenue de la Liberte L-1930 Luxembourg
M&G Real Estate Asia Holding Company Pte.ltd	Ordinary shares	100.00%	10 Marina Boulevard #31-03 Marina Bay Financial Centre Singapore

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation
M&G Real Estate Asia PTE. Ltd	Ordinary shares	100.00%	10 Marina Boulevard, #31-03 Marina Bay Financial Centre Tower 2, Singapore 018983
M&G Real Estate Debt Fund LP	Limited partnership interest	29.15%	Ground Floor Dorey Court Admiral Park St Peter Port Guernsey, GY1 2HT
M&G Real Estate Funds Management S.a.r.l.	Ordinary shares	100.00%	34-38 Avenue de la Liberte L-1930 Luxembourg
M&G Real Estate Japan Co. Ltd	Ordinary shares	100.00%	Shiroyama Trust Tower Tokyo Japan
M&G Real Estate Korea Co. Ltd	Ordinary shares	100.00%	Kyobo Building Seoul Korea
M&G Real Estate Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
M&G RED Employee Feeder GP Limited	Ordinary shares	100.00%	50 Lothian Road Festival Square, Edinburgh, EH3 9WJ, United Kingdom
M&G RED GP Limited	Ordinary shares	100.00%	Dorey Court, Admiral Park, St. Peter Port, Guernsey GY1 2HT
M&G RED II Employee Feeder GP Limited	Ordinary shares	100.00%	50 Lothian Road Festival Square, Edinburgh, EH3 9WJ, United Kingdom
M&G RED II GP Limited	Ordinary shares	100.00%	Third Floor, La Plaiderie Chambers, La Plaiderie, St Peter Port Guernsey GY1 1WG
M&G RED II SLP GP Limited	Ordinary shares	100.00%	50 Lothian Road Festival Square, Edinburgh, EH3 9WJ, United Kingdom
M&G RED II SLP LP	Limited partnership interest	28.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, United Kingdom
M&G RED III Employee Feeder GP Limited	Ordinary shares	100.00%	50 Lothian Road Festival Square, Edinburgh, EH3 9WJ, United Kingdom
M&G RED III GP Limited	Ordinary shares	100.00%	Third Floor, La Plaiderie Chambers, La Plaiderie, St Peter Port Guernsey GY1 1WG
M&G RED III SLP GP Limited	Ordinary shares	100.00%	Burness Paull LLP, 50 Lothian Road Festival Square, Edinburgh, EH3 9WJ, United Kingdom
M&G RED III SLP LP	Limited partnership interest	25.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, United Kingdom
M&G RED SLP GP Limited	Ordinary shares	100.00%	50 Lothian Road Festival Square, Edinburgh, EH3 9WJ, United Kingdom
M&G RED SLP LP	Limited partnership interest	44.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, United Kingdom
M&G RPF GP Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
M&G RPF Nominee 1 Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
M&G RPF Nominee 2 Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
M&G Securities Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
M&G SIF Management Company (Ireland) Limited	Ordinary shares	100.00%	78 Sir John Rogerson’s Quay, Grand Canal Dock Dublin 2 D02 HD32 Ireland

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation
M&G Traditional Credit Fund	Ordinary shares	45.41%	78 Sir John Rogerson’s Quay Dublin 2 Dublin D02 RK57, Ireland
M&G UK Companies Financing Fund II LP	Limited partnership interest	48.32%	Laurence Pountney Hill, London EC4R 0HH, United Kingdom
M&G UK Property Fund	Class C units	99.79%	34-38, Avenue de la Liberté Luxembourg L-1930
M&G UK Property GP Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
M&G UK Property Nominee 1 Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
M&G UK Property Nominee 2 Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
M&G UK Residential Property Fund	Class founder units	48.37%	34-38, Avenue de la Liberté Luxembourg L-1930 FCP-FIS
M&G UKCF II GP Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Manchester JV Limited	Ordinary shares	50.00%	40 Broadway, London, SW1H 0BU, United Kingdom
Manchester Nominee (1) Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
MCF S.r.l.	Ordinary shares	45.00%	Via Romagnosi 18/a, 00196 Roma, Italy
Minster Court Estate Management Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Mission Plans of America, Inc	Ordinary shares	100.00%	1999 Bryan Street Suite 900 Dallas, TX 75201, USA
MM and S (2375) Limited	Ordinary shares	100.00%	Mazars Llp, 90 St. Vincent Street, Glasgow, G2 5UB, United Kingdom
Murphy & Partners Fund, LP	Limited partnership interest	21.07%	Corporation Service Company 2711 Centerville Road Ste 400, Wilmington, DE 19808 Delaware, USA
NAPI REIT, Inc	Ordinary shares	100.00%	The Corporation Trust Incorporated 300 E Lombard Street Baltimore, MD 21202 Maryland USA
National Planning Corporation	Ordinary shares	100.00%	1209 Orange St, Wilmington, Delaware 19801, USA
National Planning Holdings, Inc.	Ordinary shares	100.00%	1209 Orange St, Wilmington, Delaware 19801, USA
North Sathorn Holdings Company Limited	Ordinary shares	100.00%	3 Rajanakarn Building, 20th Floor, South Sathorn Road, Yannawa Subdistrict, Sathorn District, Bangkok, Thailand
Nova Sepadu Sdn. Bhd.	Ordinary shares	51.00%	Suite 1005, 10th Floor Wisma Hamzah-Kwong Hing, No. 1 Leboh Ampang, 50100 Kuala Lumpur, Malaysia
Oaktree Business Park Limited	Ordinary shares	12.50%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation
Old Hickory Fund I, LLC	Ordinary shares	100.00%	Eschenheimer Anlage 1, 60316 Frankfurt am Main, Germany
Old Kingsway, LP	Limited Partnership Interest	100.00%	Corporation Service Company 2711 Centreville Road, suite 400 Wilmington, DE 19808 Delaware USA
Optimus Point Management Company Limited	Ordinary shares	99.95%	Barrat House Cartwright Way, Bardon Hill, Coalville, Leicestershire, LE67 1UF, United Kingdom
Pacus (UK) Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
PCA IP Services Limited	Ordinary shares	100.00%	13/F, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
PCA Life Assurance Co. Ltd.	Ordinary shares	99.79%	8/F, No.1 Songzhi Road, Taipei 11047, Taiwan
PCA Life Insurance Co., Ltd.	Ordinary shares	100.00%	21/F, PCA Life Tower, 302, Teheran-Ro, Gangnam-gu, Seoul, Korea
PCA Reinsurance Co. Ltd.	Ordinary shares	100.00%	Unit Level 13(A), Main Office Tower, Financial Park Labuan, Jalan Merdeka, 87000 Federal Territory of Labuan, Malaysia
PGDS (UK One) Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
PGDS (US One) LLC	Membership interest	100.00%	1209 Orange St, Wilmington, Delaware 19801, USA
PGF Management Company (Ireland) Limited	Ordinary shares	100.00%	25-28 North Wall Quay, Dublin 1, Ireland
PPM America Capital Partners II, LLC	Membership interest	63.45%	774 Walker Road, Suite C, Dover, DE 19904, USA
PPM America Capital Partners III, LLC	Membership interest	60.50%	774 Walker Road, Suite C, Dover, DE 19904, USA
PPM America Capital Partners IV, LLC	Membership interest	34.50%	774 Walker Road, Suite C, Dover, DE 19904, USA
PPM America Capital Partners V, LLC	Membership interest	34.00%	774 Walker Road, Suite C, Dover, DE 19904, USA
PPM America Capital Partners VI, LLC	Limited partnership interest	100.00%	874 Walker Road, Suite C, Dover, DE 19904, USA
PPM America Capital Partners, LLC	Membership interest	19.38%	774 Walker Road, Suite C, Dover, DE 19904, USA
PPM America Private Equity Fund II LP	Limited partnership interest	100.00%	774 Walker Road, Suite C, Dover, DE 19904, USA
PPM America Private Equity Fund III LP	Limited partnership interest	100.00%	774 Walker Road, Suite C, Dover, DE 19904, USA
PPM America Private Equity Fund IV LP	Limited partnership interest	100.00%	774 Walker Road, Suite C, Dover, DE 19904, USA
PPM America Private Equity Fund LP	Limited partnership interest	100.00%	774 Walker Road, Suite C, Dover, DE 19904, USA
PPM America Private Equity Fund V LP	Limited partnership interest	100.00%	774 Walker Road, Suite C, Dover, DE 19904, USA
PPM America Private Equity Fund VI LP	Limited partnership interest	100.00%	874 Walker Road, Suite C, Dover, Delaware 19904, USA
PPM America, Inc.	Ordinary shares	100.00%	774 Walker Road, Suite C, Dover, DE 19904, USA

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation
PPM Capital (Holdings) Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
PPM Finance, Inc	Ordinary shares	100.00%	774 Walker Road, Suite C, Dover, DE 19904, USA
PPM Holdings, Inc	Ordinary shares	100.00%	774 Walker Road, Suite C, Dover, DE 19904, USA
PPM Managers GP Limited	Ordinary shares	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, United Kingdom
PPM Managers Partnership CI VII (A) LP	Limited partnership interest	25.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, United Kingdom
PPM Ventures (Asia) Limited (in liquidation)	Ordinary shares	100.00%	Gloucester Tower, 15 Queens Road, Central, Hong Kong
PPMC First Nominees Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
PPS Five Limited (in liquidation)	Ordinary shares	100.00%	Mazars Llp, 45 Church Street, Birmingham, B3 2RT, United Kingdom
PPS Nine Limited (in liquidation)	Ordinary shares	100.00%	Mazars Llp, 45 Church Street, Birmingham, B3 2RT, United Kingdom
PPS Twelve Limited (in liquidation)	Ordinary shares	100.00%	Mazars Llp, 45 Church Street, Birmingham, B3 2RT, United Kingdom
Property Partners (Two Rivers) limited	Ordinary shares	50.00%	Bow Bells House, 1 Bread Street, London, EC4M 9HH, United Kingdom
Pru Life Insurance Corporation of U.K.	Ordinary shares	100.00%	9/F, Uptown Place Tower 1, 1 East 11th Drive, Uptown Bonifacio, 1634 Taguig City, Metro Manila, Philippines
Prudence Foundation Limited	Limited by guarantee	100.00%	13/F, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
Prudential (Cambodia) Life Assurance Plc.	Ordinary shares	100.00%	20F, #445, Monivong Blvd, Boeung Prolit, 7 Makara, Phnom Penh Tower Phnom Penh Cambodia
Prudential (Namibia) Unit Trusts Limited	Ordinary shares	100.00%	6 Feld Street, Windhoek, Namibia
Prudential (Netherlands One) Limited (In liquidation)	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Prudential / M&G UKCF GP Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Prudential Africa Holdings Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Prudential Africa Services Limited	Ordinary shares	100.00%	5th Ngong Avenue Nairobi Kenya
Prudential Annuities Limited	Ordinary shares	100.00%	Mazars Llp, 45 Church Street, Birmingham, B3 2RT, United Kingdom
Prudential Assurance Company Singapore (Pte) Limited	Ordinary shares	100.00%	30 Cecil Street, #30-01 Prudential Tower, Singapore 049712
Prudential Assurance Malaysia Berhad	Ordinary shares	51.00%	Level 3, Menara Prudential, No. 10 Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation
Prudential Assurance Uganda Limited	Ordinary shares	100.00%	Kampala Road Kampala Uganda
Prudential Australia One Limited (in liquidation)	Ordinary shares and 6% Cumulative Preference Shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Prudential BSN Takaful Berhad	Ordinary shares	49.00%	Level 8A, Menara Prudential, No. 10 Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia
Prudential Capital (Singapore) Pte. Limited	Ordinary shares	100.00%	10, Marina Boulevard #32-01, Marina Bay Financial Centre, Singapore 018983
Prudential Capital plc	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Prudential Corporate Pensions Trustee Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Prudential Corporation Australasia Holdings Pty Limited	Class A and Class B Shares	100.00%	Level 7,10-14 Smith Street Parramatta Australia, NSW 2124
Prudential Corporation Holdings Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Prudential Credit Opportunities 1 S.A.R.L.	Ordinary shares	100.00%	1, Rue Hildegard von Bingen L - 1282 Luxembourg
Prudential Credit Opportunities GP S.A.R.L.	Ordinary Shares	100.00%	1, Rue Hildegard von Bingen L - 1282 Luxembourg
Prudential Credit Opportunities SCSp	Ordinary shares	100.00%	1, Rue Hildegard von Bingen, L - 1282, Luxembourg
Prudential Development Management Limited	Ordinary Shares/Redeemable Preference Shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Prudential Distribution Limited	Ordinary shares	100.00%	Craigforth, Stirling, FK9 4UE, United Kingdom
Prudential Dublin Investments Limited	Ordinary shares	100.00%	IFSC, North Wall Quay, Dublin 1, Ireland
Prudential Dynamic 0-30 Portfolio	Ordinary shares	29.95%	17 Rochester Row, London SW1P 1QT, United Kingdom
Prudential Dynamic 10-40 Portfolio	Ordinary shares	31.74%	17 Rochester Row, London SW1P 1QT, United Kingdom
Prudential Dynamic 20-55 Portfolio	Ordinary shares	35.20%	17 Rochester Row, London SW1P 1QT, United Kingdom
Prudential Dynamic 40-80 Portfolio	Ordinary shares	38.61%	17 Rochester Row, London SW1P 1QT, United Kingdom
Prudential Dynamic 60-100 Portfolio	Ordinary shares	40.41%	17 Rochester Row, London SW1P 1QT, United Kingdom
Prudential Dynamic Focused 0-30 Portfolio	Ordinary shares	66.09%	17 Rochester Row, London SW1P 1QT, United Kingdom
Prudential Dynamic Focused 10-40 Portfolio	Ordinary shares	42.44%	17 Rochester Row, London SW1P 1QT, United Kingdom
Prudential Dynamic Focused 20-55 Portfolio	Ordinary shares	50.40%	17 Rochester Row, London SW1P 1QT, United Kingdom
Prudential Dynamic Focused 40-80 Portfolio	Ordinary shares	49.92%	17 Rochester Row, London SW1P 1QT, United Kingdom

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation
Prudential Dynamic Focused 60-100 Portfolio	Ordinary shares	70.93%	17 Rochester Row, London SW1P 1QT, United Kingdom
Prudential Equity Release Mortgages Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Prudential Europe Assurance Holdings Limited (In Liquidation)	Ordinary shares	100.00%	Mazars Llp, 90 St. Vincent Street, Glasgow, G2 5UB, United Kingdom
Prudential Financial Planning Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Prudential Five Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Prudential General Insurance Hong Kong Limited	Ordinary shares	100.00%	59/F, One Island East, 18 Westlands Road, Quarry Bay, Hong Kong
Prudential GP Limited	Ordinary shares	100.00%	Craigforth, Stirling, FK9 4UE, United Kingdom
Prudential Greenfield GP LLP	Limited partnership interest	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Prudential Greenfield GP1 Limited	ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Prudential Greenfield GP2 Limited	ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Prudential Greenfield LP	Limited partnership interest	100.00%	Laurence Pountney Hill, London EC4R 0HH, United Kingdom
Prudential Greenfield SLP GP LLP	Limited partnership interest	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, United Kingdom
Prudential Group Pensions Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Prudential Group Secretarial Services Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Prudential Holborn Life Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Prudential Holdings Limited	Ordinary shares	100.00%	Craigforth, Stirling, FK9 4UE, United Kingdom
Prudential Hong Kong Limited	Ordinary shares	100.00%	59/F, One Island East, 18 Westlands Road, Quarry Bay, Hong Kong
Prudential International Assurance plc	Ordinary shares	100.00%	Montague House, Adelaide Road, Dublin 2, Ireland
Prudential International Management Services Limited	Ordinary shares	100.00%	Montague House, Adelaide Road, Dublin 2, Ireland
Prudential International Staff Pensions Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Prudential Investment (Luxembourg) 2 S.à r.l.	Ordinary shares	100.00%	34-38, Avenue de la Liberté Luxembourg L-1930
Prudential Investment Managers (South Africa) (Pty) Ltd	Ordinary shares	100.00%	Protea Place, Cape Town, South Africa
Prudential Investments Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Prudential IP Services Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Prudential Lalondes Limited (in liquidation)	Ordinary shares	100.00%	Mazars Llp, 45 Church Street, Birmingham, B3 2RT, United Kingdom

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation
Prudential Life Assurance (Lao) Company Limited	Ordinary shares	100.00%	Unit A, 6th Floor, Vientiane Plaza Hotel Office Building, Sailom Road, Hatsady Neua Village, Chanthabouly District, Vientiane Capital, Lao, PDR
Prudential Life Assurance (Thailand) Public Company Limited	Ordinary shares	99.93%	9/9 Sathorn Building, 20th– 27th Fl., South Sathorn Rd., Yannawa, Sahtorn, Bangkok 10120, Thailand
Prudential Life Assurance Kenya Limited	Ordinary shares	100.00%	5th Ngong Avenue Nairobi Kenya
Prudential Life Assurance Limited	Ordinary Shares	100.00%	226 Finsbury House, Buteko Avenue, Ndola, Zambia
Prudential Life Insurance Ghana Limited	Ordinary shares	100.00%	35 North Street, Accra, Ghana
Prudential Lifetime Mortgages Limited	Ordinary shares	100.00%	Craigforth, Stirling, FK9 4UE, United Kingdom
Prudential Mauritius Holdings Limited	Ordinary shares	100.00%	Suite 450, 4th Floor, Barkly Wharf East, Le Caudan Waterfront Port Louis, Mauritius
Prudential Pensions Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Prudential Pensions Management Zambia	Ordinary Shares	49.00%	226 Finsbury House, Buteko Avenue, Ndola, Zambia
Prudential Polska sp. z.o.o	Ordinary shares	100.00%	02-670 Warszawa Pulawska 182 Poland
Prudential Portfolio Management Group Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Prudential Portfolio Managers (Namibia) (Pty) Limited	Ordinary shares	75.00%	6 Feld Street, Windhoek, Namibia
Prudential Portfolio Managers (South Africa) (Pty) Limited	Ordinary shares & A Class Shares	49.99%	PO Box 44813 Claremont 7735 South Africa
Prudential Portfolio Managers (South Africa) Life Limited	Ordinary shares	100.00%	Protea Place, Cape Town, South Africa
Prudential Portfolio Managers Unit Trusts Limited	Ordinary shares	100.00%	PO Box 44813, Claremont 7735, South Africa
Prudential Process Management Services India Private Limited	Equity shares	100.00%	Prudential House Mumbai India
Prudential Properties Trusty Pty Limited	Unclassified shares	100.00%	Darling Park Tower 2 Sydney Australia
Prudential Property Holding Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Prudential Property Investment Managers Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Prudential Property Investments Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Prudential Property Services (Bristol) Limited (in liquidation)	Ordinary shares	100.00%	Mazars Llp, 45 Church Street, Birmingham, B3 2RT, United Kingdom

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation
Prudential Real Estate Investments 1 Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Prudential Real Estate Investments 2 Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Prudential Real Estate Investments 3 Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Prudential Retirement Income Limited	Ordinary shares	100.00%	Craigforth, Stirling, FK9 4UE, United Kingdom
Prudential Services Asia Sdn. Bhd.	Ordinary shares Class D Preference shares	100.00% 100.00%	Suite 1005, 10th Floor, Wisma Hamzah-Kwong Hing, No. 1 Leboh Ampang, 50100 Kuala Lumpur, Malaysia
Prudential Services Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Prudential Services Singapore Pte. Ltd.	Ordinary shares	100.00%	80 Robinson Road, #21-01/02, Singapore 068898
Prudential Singapore Holdings Pte. Limited	Ordinary shares	100.00%	30 Cecil Street, #30-01 Prudential Tower, Singapore 049712
Prudential Staff Pensions Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Prudential Trustee Company Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Prudential UK Real Estate General Partner Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Prudential UK Real Estate Limited Partnership	Limited partnership interest	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Prudential UK Real Estate Nominee 1 Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Prudential UK Real Estate Nominee 2 Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Prudential UK Services Limited	Ordinary shares	100.00%	Craigforth, Stirling, FK9 4UE, United Kingdom
Prudential Unit Trusts Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Prudential Vietnam Assurance Private Limited	Ownership interest	100.00%	25/F, Saigon Trade Centre, 37 Ton Duc Thang Street, District 1, Ho Chi Minh City, Vietnam
Prudential Vietnam Finance Company Limited	Ownership interest	100.00%	25/F, Saigon Trade Centre, 37 Ton Duc Thang Street, District 1, Ho Chi Minh City, Vietnam
Prudential/M&G UK Companies Financing Fund LP	Limited partnership interest	34.42%	Laurence Pountney Hill, London EC4R 0HH, United Kingdom
Prutec Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
PT. Eastspring Investments Indonesia	Ordinary shares	99.95%	23rd Floor, Prudential Tower, JL. Jend. Sudirman Kav.79, Jakarta 12910, Indonesia
PT. Prudential Life Assurance	Class A ordinary shares	94.62%	Prudential Tower, JI. Jend. Sudirman Kav 79, Jakarta 12910, Indonesia
PVFC Financial Limited	Ordinary shares	100.00%	13/F, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
PVM Partnerships Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation
Randolph Street LP	Limited Partnership Interest	100.00%	Corporation Service Company, 2711 Centreville Road, Suite 400, Wilmington, Delaware 19808, USA
REALIC of Jacksonville Plans, Inc.	Ordinary shares	100.00%	9235 Katy Freeway Houston, TX 77255 USA
Reeds Rains Prudential Limited (in liquidation)	Ordinary shares	100.00%	Mazars Llp, 45 Church Street, Birmingham, B3 2RT, United Kingdom
Reksa Dana Eastspring IDR Fixed Income Fund (NDEIFF)	Ordinary shares	100.00%	Prudential Tower 23rd Floor Jl. Jendral Sudirman Kav.79 Jakarta Selatan 12910, Indonesia
Rhodium Investment Fund	Ordinary shares	100.00%	10, Marina Boulevard #32-01, Marina Bay Financial Centre, Singapore 018983
Rift GP 1 Limited	Ordinary shares	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, United Kingdom
Rift GP 2 Limited	Ordinary shares	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, United Kingdom
ROP, Inc	Ordinary shares	100.00%	1209 Orange St, Wilmington, Delaware 19801, USA
ScotAm Pension Trustees Limited	Ordinary shares	100.00%	Craigforth, Stirling, FK9 4UE, United Kingdom
Scottish Amicable Finance plc	Ordinary shares	100.00%	Craigforth, Stirling, FK9 4UE, United Kingdom
Scottish Amicable ISA Managers Limited (In Liquidation)	Ordinary shares	100.00%	Mazars Llp, 90 St. Vincent Street, Glasgow, G2 5UB, United Kingdom
Scottish Amicable Life Assurance Society	No share capital	100.00%	Craigforth, Stirling, FK9 4UE, United Kingdom
Scottish Amicable PEP and ISA Nominees Limited (In Liquidation)	Ordinary shares	100.00%	Mazars Llp, 90 St. Vincent Street, Glasgow, G2 5UB, United Kingdom
Scotts Spazio Pte. Ltd.	Ordinary shares	45.00%	152 Beach Road, #27-01, Gateway East, Singapore 189721
Sealand (No 1) Limited	Ordinary shares	100.00%	Lime Grove House, Green Street, St Helier, Jersey, JE1 2ST
Sealand (No 2) Limited	Ordinary shares	100.00%	Lime Grove House, Green Street, St Helier, Jersey, JE1 2ST
Sectordate Ltd	A Ordinary shares	32.60%	5th Floor Cavendish House 39 Waterloo Street Birmingham, B2 5PP, United Kingdom
SII Investments, Inc.	Ordinary shares	100.00%	2401 South Memorial Drive Appleton, WI 54915 USA
Silverfleet Capital 2004 LP	Limited Partnership Interest	100.00%	1 Royal Plaza, St Peters Port, Guernsey, GY1 2HL
Silverfleet Capital 2005 LP	Limited Partnership Interest	100.00%	1 Royal Plaza, St Peters Port, Guernsey, GY1 2HL
Silverfleet Capital 2006 LP	Limited Partnership Interest	100.00%	1 Royal Plaza, St Peters Port, Guernsey, GY1 2HL
Silverfleet Capital 2007 LP	Limited Partnership Interest	100.00%	1 Royal Plaza, St Peters Port, Guernsey, GY1 2HL

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation
Silverfleet Capital 2008 LP	Limited Partnership Interest	100.00%	1 Royal Plaza, St Peters Port, Guernsey, GY1 2HL
Silverfleet Capital 2009 LP	Limited Partnership Interest	100.00%	1 Royal Plaza, St Peters Port, Guernsey, GY1 2HL
Silverfleet Capital 2010 LP	Limited Partnership Interest	100.00%	1 Royal Plaza, St Peters Port, Guernsey, GY1 2HL
Silverfleet Capital 2011 LP	Limited Partnership Interest	100.00%	1 Royal Plaza, St Peters Port, Guernsey, GY1 2HL
Smithfield Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
SMLLC	General Partner	100.00%	The Corporation Trust Company 1209 Orange Street Wilmington, DE 19801 Delaware USA
Snushalls Team Limited (in liquidation)	Ordinary shares	100.00%	Mazars Llp, 45 Church Street, Birmingham, B3 2RT, United Kingdom
Squire Capital I LLC	Membership interest	100.00%	1 Corporate Way, Lansing, Michigan 48951 USA
Squire Capital II LLC	Membership interest	100.00%	1 Corporate Way, Lansing, Michigan 48951 USA
Squire Reassurance Company II, LLC	Capital stock	100.00%	40600 Ann Arbor Road, East Suite 201 Plymouth MI 48170, USA
Squire Reassurance Company LLC	Membership interest	100.00%	1 Corporate Way, Lansing, Michigan 48951 USA
Sri Han Suria Sdn. Bhd.	Ordinary shares Class A and B Preference shares	51.00% 100.00%	Suite 1005, 10/F Wisma Hamzah-Kwong Hing, No. 1 Leboh Ampang, 50100 Kuala Lumpur, Malaysia
St Edward Homes Limited	Ordinary shares	50.00%	Berkeley House, 19 Portsmouth Road, Cobham, KT11 1JG, United Kingdom
St Edwards Strand Partnership	Limited partnership interest	50.00%	Berkeley House, 19 Portsmouth Road, Cobham, Surrey, KT11 1JG
Stableview Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Staple Limited	Ordinary shares	100.00%	3 Rajanakarn Building, 20th Floor, South Sathorn Road, Yannawa Subdistrict, Sathorn District, Bangkok, Thailand
Staple Nominees Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Thanachart Life Assurance Public Company Limited (In liquidation)	Ordinary shares	99.93%	9/9 Sathorn Building, 20th– 27th Floor, South Sathorn Road, Yannawa, Sahtorn, Bangkok 10120, Thailand
The Car Auction Unit Trust	Ordinary shares	50.00%	Dorey Court, Admiral Park St Peter Port GY1 3BG, Guernsey
The First British Fixed Trust Company Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
The Greenpark (Reading) Limited Partnership	Limited partnership interest	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
The Heights Management Company Limited	Ordinary shares	50.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation
The Hub (Witton) Management Company Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
The St Edward Homes Partnership	Limited partnership interest	49.95%	Berkeley House, 19 Portsmouth Road, Cobham, KT11 1JG, United Kingdom
The Strand Property Unit Trust	Units	50.00%	Liberte house, 19-23 La Motte Street, St Helier, Jersey, Channel Islands, JE2 4SY
The Two Rivers Trust	Units	50.00%	Liberte house, 19-23 La Motte Street, St Helier, Jersey, Channel Islands, JE2 4SY
THMI, Inc.	Ordinary shares	75.80%	Prentice-Hall Corporation 2711 Centerville Road Suite 400, Wilmington DE 19808 Delaware, USA
Three Snowhill Birmingham Sarl	Ordinary shares	100.00%	5 Rue Guillaume Kroll, L-1882, Luxembourg
Two Rivers Limited Partnership	Ordinary shares	50.00%	Bow Bells House, 1 Bread Street, London, EC4M 9HH, United Kingdom
Two Snowhill Birmingham Sarl	Ordinary shares	100.00%	5 Rue Guillaume Kroll, L-1882, Luxembourg
US Strategic Income Bond Fund D USD Acc	Ordinary shares	100.00%	26, Boulevard Royal Luxembourg L-2449
US Total Return Bond Fund D USD Acc	Ordinary shares	100.00%	26, Boulevard Royal Luxembourg L-2449
VFL International Life Company SPC, Ltd	Ordinary shares	100.00%	171 Elgin Avenue, Grand Cayman, Cayman Islands
Warren Farm Office Village Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Wessex Gate Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Westwacker Limited	Ordinary shares	100.00%	Laurence Pountney Hill, London, EC4R 0HH, United Kingdom
Wynnefield Private Equity Partners I, L.P.	Limited partnership interest	99.00%	PHS Corporate Services Inc. 1313 N. Market St., Ste 5100, Wilmington, DE 19801 Delaware, USA
Wynnefield Private Equity Partners II, L.P.	Limited partnership interest	99.00%	The Corporation Trust Company Corporation Trust Centre 1209 Orange St., Wilmington, DE 19801 Delaware, USA

E      FURTHER ACCOUNTING POLICIES

E1      Other significant accounting policies

In addition to the critical accounting polices presented in note A3.1, the following detailed accounting policies are adopted by the Group to prepare the consolidated financial statements. These accounting policies are applied consistently for all years presented and normally are not subject to change unless new accounting standards, interpretations or amendments are introduced by the IASB.

(a)	Basis of consolidation

The Group consolidates those investees it is deemed to control. The Group has control over an investee if all three of the following are met: (1) it has power over an investee; (2) it is exposed to, or has rights to, variable returns from its involvement with the investee; and (3) it has ability to use its power over the investee to affect its own returns.

(i)	Subsidiaries

Subsidiaries are those investees that the Group controls. The majority of the Group’s subsidiaries are corporate entities, but the Group’s insurance operations also invest in a number of limited partnerships.

The Group performs a re-assessment of consolidation whenever there is a change in the substance of the relationship between the Group and an investee. Where the Group is deemed to control an entity it is treated as a subsidiary and its results, assets and liabilities are consolidated. Where the Group holds a minority share in an entity, with no control over the entity, the investments are carried at fair value through profit or loss within financial investments in the consolidated statement of financial position.

Entities consolidated by the Group include Qualifying Partnerships as defined under the UK Partnerships (Accounts) Regulations 2008 (the ‘Partnerships Act’). Some of these limited partnerships have taken advantage of the exemption under regulation 7 of the Partnerships Act from the financial statements requirements. This is under regulations 4 to 6, on the basis that these limited partnerships are dealt with on a consolidated basis in these financial statements.

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

With the exception of those referred to below, the Group accounts for its investments in joint ventures and associates by using the equity method of accounting. The Group’s share of profit or loss of its joint ventures and associates is recognised in the income statement and its share of movements in other comprehensive income is recognised in other comprehensive income. The equity method of accounting does not apply to investments in associates and joint ventures held by the Group’s insurance or investment funds. This includes venture capital business, mutual funds and unit trusts and which, as allowed by IAS 28, ‘Investments in Associates and Joint Ventures’, are carried at fair value through profit or loss.

(iii)	Structured entities

Structured entities are those that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity. Voting rights relate to administrative tasks. Relevant activities are directed by means of contractual arrangements. The Group invests in structured entities such as:

•	Open-Ended Investment Companies (OEICs);
•	Unit Trusts (UTs);

•	Limited partnerships;
•	Variable interest entities;
•	Investment vehicles within separate accounts offered through variable annuities;
•	Collateralised debt obligations;
•	Mortgage-backed securities; and
•	Similar asset-backed securities.

Open-ended investment companies and unit trusts

The Group invests in OEICs and UTs, which invest mainly in equities, bonds, cash and cash equivalents, and properties. The Group’s percentage ownership in these entities can fluctuate on a daily basis according to the participation of the Group and other investors in them.

•	Where the entity is managed by a Group asset manager, and the Group’s ownership holding in the entity exceeds 50 per cent, the Group is judged to have control over the entity.
•	Where the entity is managed by a Group asset manager, and the Group’s ownership holding in the entity is between 20 per cent and 50 per cent, the facts and circumstances of the Group’s involvement in the entity are considered, including the rights to any fees earned by the asset manager from the entity, in forming a judgement as to whether the Group has control over the entity.
•	Where the entity is managed by a Group asset manager, and the Group’s ownership holding in the entity is less than 20 per cent, the Group is judged to not have control over the entity.
•	Where the entity is managed by an asset manager outside the Group, an assessment is made of whether the Group has existing rights that gives it the ability to direct the current activities of the entity and therefore control the entity. In assessing the Group’s ability to direct an entity, the Group considers its ability relative to other investors. The Group has a limited number of OEICs and UTs where it considers it has such ability.

Where the Group is deemed to control these entities, they are treated as a subsidiary and are consolidated, with the interests of investors other than the Group being classified as liabilities, and appear as net asset value attributable to unit holders of consolidated unit trusts and similar funds.

Where the Group does not control these entities (as it is deemed to be acting as an agent) and they do not meet the definition of associates, they are carried at fair value through profit or loss within financial investments in the consolidated statement of financial position.

Where the Group’s asset manager sets up OEICs and UTs as part of asset management operations, the Group’s interest is limited to the administration fees charged to manage the assets of such entities. With no participation in these entities, the Group does not retain risks associated with OEICs and UTs. For these open-ended investment companies and unit trusts, the Group is not deemed to control the entities but to be acting as an agent.

The Group generates returns and retains the ownership risks in investment vehicles commensurate to its participation and does not have any further exposure to the residual risks of these investment vehicles.

Jackson’s separate account assets

These are investment vehicles that invest contract holders’ premiums in equity, fixed income, bonds and money market mutual funds. The contract holder retains the underlying returns and the ownership risks related to the underlying investments. The shareholder’s economic interest in separate accounts is limited to the administrative fees charged. The separate accounts are set up as separate regulated entities governed by a Board of Governors or trustees for which the majority of the members are independent of Jackson or any affiliated entity. The independent members are responsible for any decision making that impacts contract holders’ interest and govern the operational activities of the entities’ advisers, including asset managers. Accordingly, the Group does not control these vehicles. These investments are carried at fair value through profit or loss within financial investments in the consolidated statement of financial position.

Limited partnerships

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

The table below provides aggregate carrying amounts of the investments in unconsolidated structured entities reported in the Group’s statement of financial position:

	2016 £m			2015 £m
	OEICs/UTs	Separate account assets	Other structured entities	OEICs/UTs	Separate account assets	Other structured entities
Statement of financial position line items
Equity securities and portfolio holdings in unit trusts	16,489	120,411	-	12,945	91,022	-
Debt securities	-	-	12,220	-	-	11,735
Total	16,489	120,411	12,220	12,945	91,022	11,735

The Group generates returns and retains the ownership risks in these investments commensurate to its participation and does not have any further exposure to the residual risks or losses of the investments or the vehicles in which it holds investments.

As at 31 December 2016, the Group does not have an agreement, contractual or otherwise, or intention to provide financial support to structured entities that could expose the Group to a loss.

(b)	Reinsurance

The measurement of reinsurance assets is consistent with the measurement of the underlying direct insurance contracts. The treatment of any gains or losses arising on the purchase of reinsurance contracts is dependent on the underlying accounting basis of the entity concerned.

(c)	Earned premiums, policy fees and claims paid

Premiums for conventional with-profits policies and other protection type insurance policies are recognised as revenue when due. Premiums and annuity considerations for linked policies, unitised with-profits and other investment type policies are recognised as revenue when received or, in the case of unitised or unit-linked policies, when units are issued. These amounts exclude premium taxes and similar duties where Prudential collects and settles taxes borne by the customer.

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

(d)	Investment return

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

(e)	Financial investments other than instruments classified as long-term business contracts
(i)	Investment classification

The Group holds financial investments in accordance with IAS 39, whereby subject to specific criteria, financial instruments are required to be accounted for under one of the following categories:

•	Financial assets and liabilities at fair value through profit or loss – this comprises assets and liabilities designated by management as fair value through profit or loss on inception and derivatives that are held for trading. These investments are measured at fair value with all changes thereon being recognised in investment return in the income statement;
•	Financial investments on an available-for-sale basis – this comprises assets that are designated by management as available-for-sale and/or do not fall into any of the other categories. These assets are initially recognised at fair value plus attributable transaction costs.
•	Available-for-sale assets are subsequently measured at fair value. Interest income is recognised on an effective interest basis in the income statement. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset. Except for foreign exchange gains and losses on debt securities, which are included in the income statement, unrealised gains and losses are recognised in other comprehensive income. Upon disposal or impairment, accumulated unrealised gains and losses are transferred from other comprehensive income to the income statement as realised gains or losses; and
•	Loans and receivables – except for those designated as at fair value through profit or loss or available-for-sale, these instruments comprise non-quoted investments that have fixed or determinable payments. These instruments include loans collateralised by mortgages, deposits, loans to policyholders and other unsecured loans and receivables. These investments are initially recognised at fair value plus transaction costs. Subsequently, these instruments are carried at amortised cost using the effective interest method.

The Group uses the trade date method to account for regular purchases and sales of financial assets. Where assets and liabilities have been valued at fair value or measured on a different basis but fair value is disclosed, the Group has followed the principles under IFRS 13 ‘Fair Value Measurement’.

(ii)	Derivatives and hedge accounting

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

The Group does not regularly seek to apply fair value or cash flow hedging treatment under IAS 39. The Group has no fair value and cash flows hedges under IAS 39 at 31 December 2016 and 2015.

All derivatives that are not designated as hedging instruments are carried at fair value, with movements in fair value being recorded in the income statement.

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

(iii)	Embedded derivatives

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

(iv)	Securities lending and reverse repurchase agreements

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

(v)	Derecognition of financial assets and liabilities

The Group’s policy is to derecognise financial assets when it is deemed that substantially all the risks and rewards of ownership have been transferred.

The Group derecognises financial liabilities only when the obligation specified in the contract is discharged, cancelled or has expired.

(vi)	Financial liabilities designated at fair value through profit or loss

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

(f)	Segments

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

Further information on the Group’s operating segments is provided in note B1.3.

(g)	Borrowings

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

(h)	Investment properties

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

(i)	Pension schemes

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

The aggregate of the actuarially determined service costs of the currently employed personnel, and the net interest on the net defined benefit liability (asset) at the start of the period, is charged to the income statement. Actuarial and other gains and losses as a result of changes in assumptions or experience variances are recognised as other comprehensive income.

Contributions to the Group’s defined contribution schemes are expensed when due.

(j)	Share-based payments and related movements in own shares

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

(k)	Tax

Current tax expense is charged or credited based upon amounts estimated to be payable or recoverable as a result of taxable amounts for the current year and adjustments made in relation to prior years. Prudential is subject to tax in numerous jurisdictions and the calculation of the total tax charge inherently involves a degree of estimation and judgement. The positions taken in tax returns where applicable tax regulation is subject to interpretation are recognised in full in the determination of the tax charge in the financial statements if the Group considers that it is probable that the taxation authority will accept those positions. Otherwise, provisions are established based on management’s estimate and judgement of the likely amount of the liability, or recovery by providing for the single best estimate of the most likely outcome or the weighted average expected value where there are multiple outcomes.

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

(l)	Business acquisitions and disposals

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

Income and expenses of entities sold during the period are included in the income statement up to the date of disposal. The gain or loss on disposal is calculated as the difference between sale proceeds net of selling costs, less the net assets of the entity at the date of disposal, adjusted for foreign exchange movements attaching to the sold entity that are required to be recycled to the income statement under IAS 21.

(m)	Goodwill

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

(n)	Intangible assets

Intangible assets acquired on the purchase of a subsidiary or portfolio of contracts are measured at fair value on acquisition. Deferred acquisition costs are accounted for as described in notes A3.1(d) and A3.1(f) above. Other intangible assets, such as distribution rights and software, are valued initially at the price paid to acquire them and are subsequently carried at cost less amortisation and any accumulated impairment losses. Distribution rights relate to fees paid under bancassurance partnership arrangements for bank distribution of products for the term of the contract. Amounts for distribution rights are amortised on a basis to reflect the pattern in which the future economic benefits are expected to be consumed by reference to new business production levels. The same principles apply to determining the amortisation method for other intangible assets unless the pattern cannot be determined reliably, in which case a straight line method is applied. Amortisation of intangible assets is charged to the ‘acquisition costs and other expenditure’ line in the consolidated income statement.

(o)	Cash and cash equivalents

Cash and cash equivalents consist of cash at bank and in hand, deposits held at call with banks, treasury bills and other short-term highly liquid investments with less than 90 days maturity from the date of acquisition.

(p)	Shareholders’ dividends

Interim dividends are recorded in the period in which they are paid. Final dividends are recorded in the period in which they are approved by shareholders.

(q)	Share capital

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

(r)	Foreign exchange

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

Foreign currency transactions are translated at the spot rate prevailing at the time.

(s)	Earnings per share

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

Index to the Condensed Financial Information of Registrant Prudential plc

Schedule II

Condensed Financial Information of Registrant Prudential plc

Profit and Loss Accounts (FRS 101 Basis)

Years ended 31 December	2016 £m	2015 £m	2014 £m
Investment income, including dividends received from subsidiary undertakings	1,413	1,363	2,061
Investment expenses and charges	(479)	(311)	(443)
Other charges:
Corporate expenditure	(212)	(230)	(262)
Foreign currency exchange gains	3	2	32
Profit on ordinary activities before tax	725	824	1,388
Tax credit on profit on ordinary activities	115	96	75
Profit for the financial year	840	920	1,463

Other comprehensive income:
Items that will not be reclassified to profit or loss
Actuarial gains recognised in respect of the defined benefit pension scheme	4	4	8
Related tax	-	-	(2)
	4	4	6
Total comprehensive income for the year	844	924	1,469

The accompanying notes are an integral part of this condensed financial information

Schedule II

Condensed Financial Information of Registrant Prudential plc

Statements of Financial Position (FRS 101 Basis)

31 December	2016 £m	2015 £m
Fixed assets
Shares in subsidiary undertakings	10,859	12,514
Current assets
Debtors:
Amounts owed by subsidiary undertakings	5,798	4,783
Other debtors	11	3
Tax recoverable	44	43
Derivative assets	4	1
Pension asset	48	51
Cash at bank and in hand	24	104
	5,929	4,985
Liabilities: amounts falling due within one year
Commercial paper	(1,052)	(1,107)
Other borrowings	-	(200)
Derivative liabilities	(447)	(322)
Amounts owed to subsidiary undertakings	(773)	(2,711)
Tax payable	(10)	(20)
Deferred tax liability	(9)	(9)
Accruals and deferred income	(72)	(56)
	(2,363)	(4,425)
Net current assets	3,566	560
Total assets less current liabilities	14,425	13,074
Liabilities: amounts falling due after more than one year
Subordinated liabilities	(5,772)	(4,018)
Debenture loans	(549)	(549)
Other borrowings	(599)	(598)
	(6,920)	(5,165)
Total net assets	7,505	7,909
Capital and reserves
Share capital	129	128
Share premium	1,927	1,915
Profit and loss account	5,449	5,866
Shareholders’ funds	7,505	7,909

The accompanying notes are an integral part of this condensed financial information

Schedule II

Condensed Financial Information of Registrant Prudential plc

Statements of Changes in Equity (FRS 101 basis)

	Share capital £m	Share premium £m	Profit and loss account £m	Total equity £m
Balance at 1 January 2014	128	1,895	5,329	7,352

Total comprehensive income for the year
Profit for the year	-	-	1,463	1,463
Actuarial gains recognised in respect of the defined benefit pension scheme	-	-	6	6
Total comprehensive income for the year	-	-	1,469	1,469

Transactions with owners, recorded directly in equity
New share capital subscribed	-	13	-	13
Share based payment transactions	-	-	6	6
Dividends	-	-	(895)	(895)
Total contributions by and distributions to owners	-	13	(889)	(876)
Balance at 31 December 2014	128	1,908	5,909	7,945
Balance at 1 January 2015	128	1,908	5,909	7,945

Total comprehensive income for the year
Profit for the year	-	-	920	920
Actuarial gains recognised in respect of the defined benefit pension scheme	-	-	4	4
Total comprehensive income for the year	-	-	924	924

Transactions with owners, recorded directly in equity
New share capital subscribed	-	7	-	7
Share based payment transactions	-	-	7	7
Dividends	-	-	(974)	(974)
Total contributions by and distributions to owners	-	7	(967)	(960)
Balance at 31 December 2015	128	1,915	5,866	7,909
Balance at 1 January 2016	128	1,915	5,866	7,909

Total comprehensive income for the year
Profit for the year	-	-	840	840
Actuarial gains recognised in respect of the defined benefit pension scheme	-	-	4	4
Total comprehensive income for the year	-	-	844	844

Transactions with owners, recorded directly in equity
New share capital subscribed	1	12	-	13
Share based payment transactions	-	-	6	6
Dividends	-	-	(1,267)	(1,267)
Total contributions by and distributions to owners	1	12	(1,261)	(1,248)
Balance at 31 December 2016	129	1,927	5,449	7,505

The accompanying notes are an integral part of this condensed financial information

Schedule II

Condensed Financial Information of Registrant Prudential plc

Statements of Cash Flows (FRS 101 Basis)

Years ended 31 December	2016 £m	2015 £m	2014 £m
Operations
Net cash inflow from operating activities before interest and tax	1,621	1,335	1,774
Interest paid	(339)	(289)	(343)
Taxes received	105	41	73
Equity dividends paid	(1,267)	(974)	(895)
Net cash inflow before financing	120	113	609
Financing
Issue of ordinary share capital	13	7	13
Issue of borrowings	1,227	590	-
Repayment of borrowings	-	-	(445)
Movement in commercial paper and other borrowings to support a short-term fixed income securities program	(255)	(299)	70
Movement in net amount owed by subsidiary undertakings	(1,185)	(314)	(464)
Net cash outflow from financing	(200)	(16)	(826)
Net cash (outflow) inflow for the year	(80)	97	(217)
Reconciliation of profit on ordinary activities before tax to net cash inflow from operating activities
Profit on ordinary activities before tax	725	824	1,388
Add back: interest charged	371	318	419
Adjustments for non-cash items:
Fair value adjustments on derivatives	122	7	115
Pension scheme	6	(7)	6
Foreign currency exchange and other movements	404	196	(152)
Increase in debtors	(8)	-	-
Increase (decrease) in creditors	1	(3)	(2)
Net cash inflow from operating activities	1,621	1,335	1,774
The accompanying notes are an integral part of this condensed financial information

Schedule II

Condensed Financial Information of Registrant Prudential plc

Notes to the Condensed Financial Statement Schedule

31 December 2016

1	Basis of preparation

The financial statements of the parent company are prepared in accordance with UK Generally Accepted Accounting Practice, including Financial Reporting Standard 101 Reduced Disclosure Framework (‘FRS 101’). In preparing these financial statements, the Company applies the recognition and measurement requirements in International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’) and endorsed by the EU but makes amendments where necessary in order to comply with the Companies Act 2006.

2	Significant accounting policies

Shares in subsidiary undertakings

Shares in subsidiary undertakings are shown at cost less impairment.

Amounts owed by subsidiary undertakings

Amounts owed by subsidiary undertakings are shown at cost, less provisions.

Derivatives

Derivative financial instruments are held to manage certain macro-economic exposures. Derivative financial instruments are carried at fair value with changes in fair value included in the profit and loss account.

Borrowings

Borrowings are initially recognised at fair value, net of transaction costs, and subsequently accounted for on an amortised cost basis using the effective interest method. Under the effective interest method, the difference between the redemption value of the borrowing and the initial proceeds, net of transaction costs, is amortised through the profit and loss account to the date of maturity or, for subordinated debt, over the expected life of the instrument.

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

Pensions

The Company assumes a portion of the pension surplus or deficit of the Group’s main pension scheme, the Prudential Staff Pension Scheme (‘PSPS’). The Company applies the requirements of IAS 19 ‘Employee Benefits’ (as revised in 2011) for the accounting of its interest in the PSPS surplus or deficit.

A pension surplus or deficit is recorded as the difference between the present value of the scheme liabilities and the fair value of the scheme assets. The Company’s share of pension surplus is recognised to the extent that the Company is able to recover a surplus either through reduced contributions in the future or through refunds from the scheme.

The assets and liabilities of the defined benefit pension schemes of the Prudential Group are subject to a full triennial actuarial valuation using the projected unit method. Estimated future cash flows are then discounted at a high quality corporate bond rate, adjusted to allow for the difference in duration between the bond index and the pension liabilities, where appropriate, to determine their present value. These calculations are performed by independent actuaries.

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

The parent company received dividends totalling £1,318 million from its consolidated subsidiary undertakings in 2016 (2015: £985 million; 2014: £1,774 million).

4	Reconciliation from the FRS 101 parent company results to the IFRS Group results

The parent company financial statements are prepared in accordance with FRS 101 and the Group financial statements are prepared in accordance with IFRS as issued by the IASB and endorsed by the EU. At 31 December 2016, there were no differences between FRS 101 and IFRS as issued by the IASB and endorsed by the EU in terms of their application to the parent company.

The tables below provide a reconciliation between the FRS 101 parent company results and the IFRS Group results.

	2016 £m	2015 £m	2014 £m
Profit after tax
Profit for the financial year of the Company (including dividends from subsidiaries) in accordance with FRS 101 and IFRS	840	920	1,463
Share in the IFRS result of the Group, net of distributions to the Company*	1,081	1,659	753
Profit after tax of the Group attributable to shareholders in accordance with IFRS	1,921	2,579	2,216

	2016 £m	2015 £m
Net equity
Shareholders’ equity of the Company in accordance with FRS 101 and IFRS	7,505	7,909
Share in the IFRS net equity of the Group*	7,161	5,046
Shareholders’ equity of the Group in accordance with IFRS	14,666	12,955
*	The ‘share in the IFRS result and net equity of the Group’ lines represent the parent company’s equity in the earnings and net assets of its subsidiaries and associates.

The profit for the financial year of the parent company in accordance with IFRS includes dividends received in the year from subsidiary undertakings (note 3).

As stated in note 2, under FRS 101, the parent company accounts for its investments in subsidiary undertakings at cost less impairment. For the purpose of this reconciliation, no adjustment is made to the parent company in respect of any valuation adjustments to shares in subsidiary undertakings that would be eliminated on consolidation.

5	Guarantees provided by the parent company

In certain instances the parent company has guaranteed that its subsidiaries will meet their obligations when they fall due for payment.

6	Post balance sheet events

The second interim ordinary dividend for the year ended 31 December 2016, which was approved by the Board of Directors after 31 December 2016, is described in note B7 of the Group financial statements.

Additional Unaudited Financial Information

Index to the additional unaudited financial information

Page
I. IFRS profit and loss information
a Analysis of long-term insurance business pre-tax operating profit based on longer term investment returns by driver	419
b Asia operations – analysis of operating profit based on longer-term investment returns by territory	428
c Analysis of asset management operating profit based on longer-term investment returns	429
d Contribution to UK Life financial metrics from specific management actions undertaken to position the balance sheet more efficiently under the new Solvency II regime	430

II. Other information
a Funds under management	431
b Solvency II Capital position at 31 December 2016	432
c Foreign currency source of key metrics	436

I(a)	Analysis of long-term insurance business pre-tax operating profit based on longer-term investment returns by driver

This schedule classifies the Group’s pre-tax operating earnings from long-term insurance operations into the underlying drivers of those profits, using the following categories:

•	Spread income represents the difference between net investment income (or premium income in the case of the UK annuities new business) and amounts credited to certain policyholder accounts. It excludes the operating investment return on shareholder net assets, which has been separately disclosed as expected return on shareholder assets.

•	Fee income represents profits driven by net investment performance, being asset management fees that vary with the size of the underlying policyholder funds net of investment management expenses.

•	With-profits business represents the gross of tax shareholders’ transfer from the with-profits fund for the year.

•	Insurance margin primarily represents profits derived from the insurance risks of mortality and morbidity.

•	Margin on revenues primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses.

•	Acquisition costs and administration expenses represent expenses incurred in the year attributable to shareholders. It excludes items such as restructuring costs and Solvency II costs which are not included in the segment profit for insurance, as well as items that are more appropriately included in other sources of earnings lines (eg investment expenses are netted against investment income as part of spread income or fee income as appropriate).

•	DAC adjustments comprise DAC amortisation for the year, excluding amounts related to short-term fluctuations in investment returns, net of costs deferred in respect of new business.

Analysis of pre-tax operating profit by source and margin analysis of Group long-term insurance business

The following analysis expresses certain of the Group’s sources of operating profit as a margin of policyholder liabilities or other suitable driver. Details on the calculation of the Group’s average policyholder liability balances are given in note (iv) at the end of this section.

The reconciliation of the operating profit based on longer-term investment returns by segment to profit before tax attributable to shareholders is provided in the ‘Basis of performance measures’ section

	2016 £m
	Asia	US	UK	Total	Average liability	Total bps
	note (vi)				note (iv)	note (ii)
Spread income	192	802	177	1,171	83,054	141
Fee income	174	1,942	59	2,175	139,451	156
With-profits	48	-	269	317	118,334	27
Insurance margin	1,040	888	63	1,991
Margin on revenues	1,919	-	207	2,126
Expenses:
Acquisition costsnote (i)	(1,285)	(877)	(89)	(2,251)	6,320	(36)%
Administration expenses	(832)	(959)	(152)	(1,943)	229,477	(85)
DAC adjustmentsnote (v)	148	244	(2)	390
Expected return on shareholder assets	99	12	110	221
	1,503	2,052	642	4,197
Longevity reinsurance and other management actions to improve solvency			332	332
Provision for review of past annuity sales			(175)	(175)
Long-term business operating profit based on longer-term investment returns	1,503	2,052	799	4,354

See notes at the end of this section.

	2015 AER £m
	Asia	US	UK	Total	Average liability	Total bps
	note (vi)				note (iv)	note(ii)
Spread income	149	746	258	1,153	72,900	158
Fee income	154	1,672	62	1,888	123,232	153
With-profits	45	-	269	314	106,749	29
Insurance margin	756	796	119	1,671
Margin on revenues	1,643	-	179	1,822
Expenses:
Acquisition costsnote (i)	(1,075)	(939)	(86)	(2,100)	5,466	(38)%
Administration expenses	(669)	(828)	(159)	(1,656)	203,664	(81)
DAC adjustmentsnote (v)	97	218	(2)	313
Expected return on shareholder assets	71	26	127	224
	1,171	1,691	767	3,629
Longevity reinsurance and other management actions to improve solvency			400	400
Long-term business operating profit based on longer-term investment returns	1,171	1,691	1,167	4,029

See notes at the end of this section.

	2015 CER *£m note (iii)
	Asia	US	UK	Total	Average liability	Total bps
	note (vi)				note (iv)	note (ii)
Spread income	164	845	258	1,267	78,026	162
Fee income	170	1,886	62	2,118	135,717	156
With-profits	50	-	269	319	108,551	29
Insurance margin	841	898	119	1,858
Margin on revenues	1,821	-	179	2,000
Expenses:
Acquisition costsnote (i)	(1,194)	(1,059)	(86)	(2,339)	5,995	(39)%
Administration expenses	(736)	(934)	(159)	(1,829)	222,250	(82)
DAC adjustmentsnote (v)	108	246	(2)	352
Expected return on shareholder assets	79	26	127	232
	1,303	1,908	767	3,978
Longevity reinsurance and other management actions to improve solvency			400	400
Long-term business operating profit based on longer-term investment returns	1,303	1,908	1,167	4,378

*	For 2015, the CER results were calculated using the 2016 average exchange rates.

See notes at the end of this section.

	2014 AER £m
	Asia	US	UK	Total	Average liability	Margin bps
	notes (v),(vi)				note (iv)	note (ii)
Spread income	123	734	272	1,129	66,680	169
Fee income	147	1,402	61	1,610	108,949	148
With-profits	43	-	255	298	101,290	29
Insurance margin	650	670	73	1,393
Margin on revenues	1,458	-	176	1,634
Expenses:
Acquisition costsnote (i)	(964)	(887)	(96)	(1,947)	4,514	(43)%
Administration expenses	(586)	(693)	(143)	(1,422)	183,471	(77)
DAC adjustmentsnote (v)	84	191	(6)	269
Expected return on shareholder assets	63	14	137	214
Long-term business operating profit based on longer-term investment returns	1,018	1,431	729	3,178

See notes at the end of this section.

	2014 CER** £m note (iii)
	Asia	US	UK	Total	Average Liability	Total bps
	notes (v),(vi)				note (iv)	note (ii)
Spread income	124	791	272	1,187	69,054	172
Fee income	146	1,511	61	1,718	114,490	150
With-profits	44		255	299	101,653	29
Insurance margin	644	722	73	1,439
Margin on revenues	1,445		176	1,621
Expenses:
Acquisition costsnote (i)	(958)	(956)	(96)	(2,010)	4,665	(43)%
Administration expenses	(582)	(747)	(143)	(1,472)	191,996	(77)
DAC adjustmentsnote (v)	84	206	(6)	284
Expected return on shareholder assets	61	16	137	214
Long-term business operating profit based on longer-term investment returns	1,008	1,543	729	3,280

**	For 2014, the CER results were calculated using the 2015 average exchange rates.

See notes at the end of this section.

Margin analysis of long-term insurance business—Asia

	Asia note (vi)
	2016			2015 AER			2015 CER* note (iii)
		Average			Average			Average
	Profit	liability	Margin	Profit	liability	Margin	Profit	liability	Margin
		note (iv)	note (ii)		note (iv)	note (ii)		note (iv)	note (ii)
Long-term business	£m	£m	bps	£m	£m	bps	£m	£m	bps
Spread income	192	13,299	144	149	10,428	143	164	11,466	143
Fee income	174	15,643	111	154	13,940	110	170	14,944	114
With-profits	48	22,823	21	45	17,446	26	50	19,247	26
Insurance margin	1,040			756			841
Margin on revenues	1,919			1,643			1,821
Expenses:
Acquisition costsnote (i)	(1,285)	3,599	(36)%	(1,075)	2,712	(40)%	(1,194)	3,020	(40)%
Administration expenses	(832)	28,942	(287)	(669)	24,368	(274)	(736)	26,410	(279)
DAC adjustmentsnote (v)	148			97			108
Expected return on shareholder assets	99			71			79
Operating profit based on longer-term investment return	1,503			1,171			1,303

*	For 2015, the CER results were calculated using the 2016 average exchange rates.

	2014 AER note (ii)			2014 CER**
		Average			Average
	Profit	liability	Margin	Profit	liability	Margin
		note (iv)	note (ii)		note (iv)	note (ii)
Long-term business	£m	£m	bps	£m	£m
Spread income	123	8,611	143	124	8,759	142
Fee income	147	12,981	113	146	12,950	113
With-profits	43	14,823	29	44	15,186	29
Insurance margin	650			644
Margin on revenues	1,458			1,445
Acquisition costsnote (i)	(964)	2,124	(45)%	(958)	2,154	(44)%
Administration expenses	(586)	21,592	(271)	(582)	21,708	(268)
DAC adjustmentsnote (vi)	84			84
Expected return on shareholder assets	63			61
Operating profit based on longer-term investment returns	1,018			1,008

**	For 2014, the CER results were calculated using the 2015 exchange rates.

See notes at the end of this section.

Analysis of Asia operating profit drivers:

2016 compared to 2015 (CER unless otherwise stated)

•	Spread income increased on a constant exchange rate basis by 17 per cent to £192million in 2016 (AER: 29 per cent), predominantly reflecting the growth of the Asia non-linked policyholder liabilities.
•	Fee income increased by 2 per cent on a constant exchange rate basis to £174 million in 2016 (AER: 13 per cent), broadly in line with the increase in movement in average unit-linked liabilities.
•	Insurance margin increased on a constant exchange rate basis by 24 per cent to £1,040 million in 2016 (AER: 38 per cent), primarily reflecting the continued growth of the in-force book, which contains a relatively high proportion of risk-based products. Insurance margin includes non-recurring items of £49 million (2015: £17 million on CER basis; £15 million on AER basis).
•	Margin on revenues increased by £98 million on a constant exchange rate basis from £1,821 million to £1,919 million in 2016, primarily reflecting higher regular premium income recognised in the year (AER: increase by £276 million).
•	Acquisition costs increased on a constant exchange rate basis by 8 per cent to £1,285 million in 2016, (AER: 19 per cent) compared to the 19 per cent increase in APE sales (AER: 33 per cent increase), resulting in a decrease in the acquisition costs ratio. The analysis above uses shareholder acquisition costs as a proportion of total APE sales. If with-profits APE sales were excluded from the denominator the acquisition cost ratio would become 70 per cent, which is broadly in line with the 69 per cent on a constant exchange rate basis in 2015.
•	Administration expenses increased on a constant exchange rate basis by 13 per cent to £832 million in 2016 (AER: 24 per cent) as the business continues to expand. On a constant exchange rate basis, the administration expense ratio has increased from 279 basis points in 2015 (and from 274 basis points on AER basis) to 287 basis points in 2016, the result of changes in country and product mix.

2015 (AER) compared to 2014 (CER based on 2015 exchange rates, unless otherwise stated)

•	Spread income increased by 20 per cent on a constant exchange rate basis to £149 million in 2015, predominantly reflecting the growth of the Asia non-linked policyholder liabilities (AER: 21 per cent).
•	Fee income increased by 5 per cent on a constant exchange rate basis from £146 million in 2014 to £154 million in 2015, broadly in line with the increase in movement in average unit-linked liabilities (AER: 5 per cent).
•	Insurance margin increased by 17 per cent on a constant exchange rate basis to £756 million in 2015 (AER: 16 per cent), predominantly reflecting the continued growth of the in-force book, which contains a relatively high proportion of risk-based products.
•	Margin on revenues increased by £198 million on a constant exchange rate basis to £1,643 million in 2015, primarily reflecting higher premium income recognised in the year (AER: £185 million).

•	Acquisition costs increased by 12 per cent on a constant exchange rate basis (AER: 12 per cent) to £1,075 million in 2015, compared to the 26 per cent increase in APE sales (AER: 28 per cent increase), resulting in a decrease in the acquisition costs ratio. The analysis above uses shareholder acquisition costs as a proportion of total APE sales. If with-profits APE sales were excluded from the denominator the acquisition cost ratio would become 68 per cent (2014: 66 per cent at CER), the small increase being the result of changes to product and country mix.
•	Administration expenses increased by 15 per cent at constant exchange rates to £669 million in 2015 as the business continues to expand (14 per cent on AER basis). At constant exchange rates, the administration expense ratio has increased from 268 basis points in 2014 (and from 271 basis points on AER basis) to 274 basis points in 2015, the result of changes in product and country mix.

Margin analysis of long-term insurance business—US

	US
	2016			2015 AER			2015 CER* note (iii)
		Average			Average			Average
	Profit	liability	Margin	Profit	liability	Margin	Profit	liability	Margin
		note (iv)	note (ii)		note (iv)	note (ii)		note (iv)	note (ii)
Long-term business	£m	£m	bps	£m	£m	bps	£m	£m	bps
Spread income	802	37,044	217	746	30,927	241	845	35,015	241
Fee income	1,942	102,027	190	1,672	86,921	192	1,886	98,402	192
Insurance margin	888			796			898
Expenses
Acquisition costsnote (i)	(877)	1,561	(56)%	(939)	1,729	(54)%	(1,059)	1,950	(54)%
Administration expenses	(959)	146,043	(66)	(828)	125,380	(66)	(934)	141,924	(66)
DAC adjustments	244			218			246
Expected return on shareholder assets	12			26			26
Operating profit based on longer-term investment returns	2,052			1,691			1,908

*	For 2015, the CER results were calculated using the 2016 average exchange rates.

	US
	2014 AER			2014 CER**
		Average			Average
	Profit	liability	Margin	Profit	liability	Margin
		note (ii)			note (ii)
Long-term business	£m	£m	bps	£m	£m	bps
Spread income	734	28,650	256	791	30,876	256
Fee income	1,402	72,492	193	1,511	78,064	194
Insurance margin	670			722
Expenses
Acquisition costsnote (i)	(887)	1,556	(57)%	(956)	1,677	(57)%
Administration expenses	(693)	108,984	(64)	(747)	117,393	(64)
DAC adjustments	191			206
Expected return on shareholder assets	14			16
Operating profit based on longer-term investment returns	1,431			1,543

**	For 2014, the CER results have been calculated using the 2015 average exchange rates.

See notes at the end of this section.

Analysis of US operating profit drivers:

2016 Compared to 2015 (CER unless otherwise stated)

•

Spread income declined on a constant exchange rate basis by 5 per cent to £802 million in 2016 (AER increased by 8 per cent). The reported spread margin decreased to 217 basis points from 241 basis points in

2015, primarily due to lower investment yields. Spread income benefited from swap transactions previously entered into to more closely match the asset and liability duration. Excluding this effect, the spread margin would have been 153 basis points (2015 CER: 167 basis points and AER: 166 basis points).

•	Fee income increased on a constant exchange rate basis by 3 per cent to £1,942 million in 2016 (AER: 16 per cent), primarily due to positive net inflows from variable annuity business and fund appreciation during the second half of the year. Fee income margin has remained broadly in line with the prior year at 190 basis points (2015 CER and AER: 192 basis points).
•	Insurance margin represents operating profits from insurance risks, including variable annuity guarantees and other sundry items. Insurance margin of £888 million in 2016 was broadly in line with last year on a constant exchange rate basis, with higher income from the variable annuity guarantees offset by a decline in the contribution from the closed books of acquired business.
•	Acquisition costs, which are commissions and expenses incurred to acquire new business, including those that are not deferrable, have decreased by 17 per cent at a constant exchange rate basis, largely due to lower sales in 2016.
•	Administration expenses increased to £959 million in 2016 compared to £934 million for 2015 at constant exchange rates (AER £828 million), primarily as a result of higher asset-based commissions. These are paid on policy anniversary dates and are treated as an administration expense in this analysis. Excluding these trail commissions, the resulting administration expense ratio would be 34 basis points (2015 CER and AER: 36 basis points).

2015 (AER) compared to 2014 (CER based on 2015 exchange rates, unless otherwise stated)

•	Spread income declined by 6 per cent on a constant exchange rate basis (AER increased by 2 per cent) to £746 million in 2015. The reported spread margin decreased to 241 basis points from 256 basis points in 2014 (2014 AER: 256 basis points) primarily due to lower investment yields. Spread income benefited from swap transactions previously entered into to more closely match the asset and liability duration. Excluding this effect, the spread margin would have been 166 basis points (2014 CER: 182 basis points and AER: 183 basis points).
•	Fee income increased by 11 per cent on a constant exchange rate basis (AER 19 per cent) to £1,672 million in 2015, primarily due to higher average separate account balances reflecting positive net cash flows from variable annuity business. Fee income margin has remained broadly in line with the prior year at 192 basis points (2014 CER: 194 basis points and AER: 193 basis points).
•	Insurance margin represents operating profits from insurance risks, including variable annuity guarantees and other sundry items. Insurance margin increased to £796 million in 2015 compared to £722 million in the previous year at constant exchange rates(AER £670 million) primarily due to higher fee income from variable annuity guarantees following positive net flows in recent periods into variable annuity business with guarantees. REALIC contributed £215 million to this total (2014: £233 million on a constant exchange rate basis).
•	Acquisition costs, which are commissions and expenses incurred to acquire new business, including those that are not deferrable, decreased in absolute terms at constant exchange rates in line with trends observed in recent years. As a percentage of APE sales, acquisition costs have decreased to 54 per cent, compared to 57 per cent in 2014. This is due to the continued increase in producers selecting asset-based commissions which are treated as an administrative expense in this analysis, rather than front-end commissions.
•	Administration expenses increased to £828 million in 2015 compared to £747 million for 2014 on a constant exchange rate basis (AER £693 million), primarily as a result of higher asset-based commissions paid on the larger 2015 separate account balance subject to these trail commissions. These are paid on policy anniversary dates and are treated as an administration expense in this analysis. Excluding these trail commissions, the resulting administration expense ratio would be unchanged at 36 basis points (2014: CER 36 basis points and AER 36 basis points).

Analysis of pre-tax operating profit before and after acquisition costs and DAC adjustments

	2016 £m				2015 AER £m				2015 CER* £m note (iii)
	Acquisition costs				Acquisition costs				Acquisition costs
	Other operating profits	Incurred	Deferred	Total	Other operating profits	Incurred	Deferred	Total	Other operating profits	Incurred	Deferred	Total
Total operating profit before acquisition costs and DAC adjustments	2,685			2,685	2,412			2,412	2,721			2,721
Less new business strain		(877)	678	(199)		(939)	734	(205)		(1,059)	828	(231)
Other DAC adjustments - amortisation of previously deferred acquisition costs:
Normal			(527)	(527)			(514)	(514)			(580)	(580)
(Accelerated)/Decelerated (acceleration)			93	93			(2)	(2)			(2)	(2)
Total	2,685	(877)	244	2,052	2,412	(939)	218	1,691	2,721	(1,059)	246	1,908

*	For 2015, the CER results were calculated using the 2016 average exchange rates.

	2014 AER £m				2014 CER** £m
	Acquisition costs				Acquisition costs
	Other operating profits	Incurred	Deferred	Total	Other operating profits	Incurred	Deferred	Total
Total operating profit before acquisition costs and DAC adjustments	2,127			2,127	2,293			2,293
Less new business strain		(887)	678	(209)		(956)	731	(225)
Other DAC adjustments - amortisation of previously deferred acquisition costs:
Normal			(474)	(474)			(511)	(511)
(Accelerated) / Decelerated (acceleration)			(13)	(13)			(14)	(14)
Total	2,127	(887)	191	1,431	2,293	(956)	206	1,543

**For	2014, the CER results were calculated using the 2015 average exchange rates.

Analysis of operating profit based on longer-term investment returns for US operations by product

	2016 £m	2015 £m		%		2014 £m
		AER	CER	2016 vs 2015 AER	2016 vs 2015 CER	AER
Spread businessnote (a)	323	380	428	(15)%	(25)%	316
Fee businessnote (b)	1,523	1,114	1,257	37%	21%	872
Life and other businessnote (c)	206	197	223	5%	(8)%	243
Total insurance operations	2,052	1,691	1,908	21%	8%	1,431
US asset management and broker-dealer	(4)	11	13	n/a	n/a	12
Total US operations	2,048	1,702	1,921	20%	7%	1,443

The analysis of operating profit based on longer-term investment returns for US operations by product represents the net profit generated by each line of business after allocation of costs. Broadly:

a)	Spread business is the net operating profit for fixed annuity, fixed indexed annuity and guaranteed investment contracts and largely comprises spread income less costs.
b)	Fee business represents profits from variable annuity products. As well as fee income, revenue for this product line includes spread income from investments directed to the general account and other variable annuity fees included in insurance margin.
c)	Life and other business includes the profits from the REALIC business and other closed life books. Revenue allocated to this product line includes spread income and premiums and policy charges for life protection, which are included in insurance margin after claim costs. Insurance margin forms the vast majority of revenue.

Margin analysis of long-term insurance business—UK

			UK
	2016			2015 note (v)			2014
		Average			Average			Average
	Profit	liability	Margin	Profit	liability	Margin	Profit	liability	Margin
		note (iv)	note (ii)		note (iv)	note (ii)		note (iv)	note (ii)
Long-term business	£m	£m	bps	£m	£m	bps	£m	£m	bps
Spread income	177	32,711	54	258	31,545	82	272	29,419	92
Fee income	59	21,781	27	62	22,371	28	61	23,476	26
With-profits	269	95,511	28	269	89,303	30	255	86,467	29
Insurance margin	63			119			73
Margin on revenues	207			179			176
Acquisition costsnote (i)	(89)	1,160	(8)%	(86)	1,025	(8)%	(96)	834	(12)%
Administration expenses	(152)	54,492	(28)	(159)	53,916	(29)	(143)	52,895	(27)
DAC adjustments	(2)			(2)			(6)
Expected return on shareholder assets	110			127			137
	642			767			729
Longevity reinsurance and other management actions to improve solvency	332			400			-
Provision for review of past annuity sales	(175)			-			-
Operating profit based on longer-term investment returns	799			1,167			729

See notes at the end of this section.

Analysis of UK operating profit drivers:

2016 compared to 2015

•	Spread income reduced from £258 million in 2015 to £177 million in 2016, mainly due to lower annuity sales. Spread income has two components:
•	A contribution from new annuity business which was lower at £41 million in 2016 compared to £123 million in 2015, as we withdrew our participation from this business. IFRS accounting (based on grandfathered GAAP) permits upfront recognition of a considerable proportion of the spread to be earned over the entire term of the new contracts.
•	A contribution from in-force annuity and other business, which was broadly in line with last year at £136 million (2015: £135 million), equivalent to 42 basis points of average reserves (2015: 43 basis points).
•	Fee income principally represents asset management fees from unit-linked business, including direct investment only business to group pension schemes, where liability flows are driven by a small number of large single mandate transactions and fee income mostly arises within our UK asset management business. Excluding these schemes, the fee margin on the remaining balances was 40 bps (2015: 43 bps).
•	The lower 2016 insurance margin mainly reflects the more positive experience variance seen in 2015 compared to 2016, together with the anticipated fall in annual mortality profits following the extension of our longevity reinsurance programme in 2015 and 2016.
•	Margin on revenues represents premium charges for expenses and other sundry net income received by the UK
•	Acquisition costs incurred were broadly consistent with 2015 at £89 million, equivalent to 8 per cent of total APE sales in 2016 (2015: 8 per cent). The ratio above expresses the percentage of shareholder acquisition costs as a percentage of total APE sales. The year on year comparison of the ratio is therefore impacted by the level of with-profits business (where acquisition costs are funded by the estate) in the year and the contribution from the bulk annuities transactions in the prior year. Acquisition costs expressed as a percentage of shareholder-backed APE sales (excluding the bulk annuity transactions) were 37 per cent (2015: 36 per cent).

•	The contribution from longevity reinsurance and other management actions to improve solvency during 2016 was £332 million (2015: £400 million). Further explanation and analysis is provided in “Contribution to the UK life IFRS metrics from specific management actions undertaken to position the balance sheet more efficiently under the new Solvency II regime” section below.
•	The 2016 provision for the cost of undertaking a review of past non-advised annuity sales and potential redress of £175 million is explained in note C11, ‘Provisions’.

2015 compared to 2014

•	Spread income reduced from £272 million in 2014 to £258 million in 2015, mainly due to lower annuity new business profit post the reforms brought about by pension freedoms.
•	Fee income principally represents asset management fees from unit-linked business, including direct investment only business to group pension schemes, where liability flows are driven by a small number of large single mandate transactions and fee income mostly arises within our UK asset management business. Excluding these schemes, the fee margin on the remaining balances was 43 bps (2014: 41 bps).
•	With-profits transfers increased from £255 million in 2014 to £269 million in 2015, due to an increase in terminal bonus rates.
•	Insurance margin increased to £119 million in 2015, reflecting the positive experience in the year and the modest net effect of the annual review of assumptions.
•	Margin on revenues represents premium charges for expenses and other sundry net income received by the UK. The 2015 margin remained stable at £179 million compared to the previous year.
•	Acquisition costs incurred declined to £86 million, equivalent to 8 per cent of total APE sales in 2015 (2014: 12 per cent). The decline reflects a shift in business mix towards with-profits business where acquisition costs are funded by the estate. The acquisition cost ratio is also distorted by the high contribution to APE of bulk annuity sales in the year, where acquisition costs are comparatively lower. Acquisition costs expressed as a percentage of shareholder-backed APE sales (excluding the bulk annuity transactions) were 36 per cent (2014: 36 per cent).
•	Administration expenses increased by £16 million to £159 million in 2015 largely due to increased spend associated with UK pension reforms.
•	The contribution from longevity reinsurance and other management actions to improve solvency during 2015 was £400 million. Further explanation and analysis is provided in “Contribution to the UK life IFRS metrics from specific management actions undertaken to position the balance sheet more efficiently under the new Solvency II regime” section below.

Notes to sources of earnings tables

(i)	The ratio for acquisition costs is calculated as a percentage of APE sales including with-profits sales. Acquisition costs include only those relating to shareholder-backed business. APE is defined under the section “EEV Basis, New Business Results and Free Surplus Generation” of this annual report.
(ii)	Margin represents the operating return earned in the year as a proportion of the relevant class of policyholder liabilities excluding unallocated surplus.
(iii)	The 2015 comparative information has been presented at AER and CER so as to eliminate the impact of exchange translation. The 2015 CER results as shown above are calculated by translating the 2015 results using the current year foreign exchange rates. All the 2015 CER profit figures have been translated at current year average rates. For Asia CER average liability calculations, the policyholder liabilities have been translated using current year opening and closing exchange rates. For the US CER average liability calculations, the policyholder liabilities have been translated at the current year month end closing exchange rates. The 2014 CER results as shown above were as published in the 2015 20-F and were calculated by translating the 2014 results using 2015 foreign exchange rates.
(iv)	For UK and Asia, opening and closing policyholder liabilities have been used to derive an average balance for the year, as a proxy for average balances throughout the year. The calculation of average liabilities for Jackson is generally derived from month end balances throughout the year, as opposed to opening and closing balances only. In 2016, given the significant equity market fluctuations in certain months during the year, average liabilities for fee income in Jackson have been calculated using daily balances instead of month end balances in order to provide a more meaningful analysis of the fee income, which is charged on the daily account balance. The 2015 average liabilities for fee income in Jackson have been calculated based on average of month end balances. The alternative use of the daily balances to calculate the average would have resulted in no change to the margin on the CER basis. Average liabilities for spread income are based on the general account liabilities to which spread income attaches. Average liabilities used to calculate the administration expense margin exclude the REALIC liabilities reinsured to third parties prior to the acquisition by Jackson. Average liabilities are adjusted for business acquisitions and disposals in the year.
(v)	The DAC adjustments contain a credit of £28 million in respect of joint ventures and associate in 2016 (2015: AER credit of £3 million; 2014: AER credit of £11 million).

(vi)	In order to show the Asia long-term business on a comparable basis, the 2015 and 2014 comparative results exclude the contribution from the held for sale Korea life business.

I(b)	Asia operations—analysis of operating profit based on longer-term investment returns by territory

Operating profit based on longer-term investment returns for Asia operations is analysed as follows:

	2016 £m	AER 2015 £m	CER 2015 £m**	2015 AER vs 2016	2015 CER vs 2016	AER 2014 £m	CER† 2014 £m
Hong Kong	238	150	170	59%	40%	109	118
Indonesia	428	356	404	20%	6%	309	295
Malaysia	147	120	128	23%	15%	118	107
Philippines	38	32	35	19%	9%	28	29
Singapore	235	204	229	15%	3%	214	213
Thailand	92	70	76	31%	21%	53	54
Vietnam	114	86	94	33%	21%	72	75
South-east Asia Operations inc. Hong Kong	1,292	1,018	1,136	27%	14%	903	891
China	64	32	35	100%	83%	13	14
Taiwan	35	25	28	40%	25%	15	15
Other	49	38	42	29%	17%	40	40
Non-recurrent itemsnote (ii)	67	62	66	8%	2%	49	50
Total insurance operationsnote (i),(iii)	1,507	1,175	1,307	28%	15%	1,020	1,010
Development expenses	(4)	(4)	(4)	0%	0%	(2)	(2)
Total long-term business operating profit based on longer-term investment returns	1,503	1,171	1,303	28%	15%	1,018	1,008
Eastspring Investments	141	115	128	23%	10%	90	91
Total Asia operationsnote (iii)	1,644	1,286	1,431	28%	15%	1,108	1,099

Notes

(i)	Analysis of operating profit between new and in-force business

The result for insurance operations comprises amounts in respect of new business and business in force as follows:

	2016 £m	2015 £m		2014 £m	2014 £m
		AER	CER**	AER	CER†
New business strain*	(29)	5	7	(8)	(13)
Business in force	1,469	1,108	1,234	979	973
Non-recurrent itemsnote (ii)	67	62	66	49	50
Total	1,507	1,175	1,307	1,020	1,010

*	The IFRS new business strain corresponds to approximately (0.8) per cent of new business APE premiums for 2016 (2015: approximately 0.2 per cent of new business APE).
**	For 2015, the CER rates were calculated using the 2016 average exchange rates.
†	For 2014, the CER results were calculated using the 2015 average exchange rate.

The strain reflects the aggregate of the pre-tax regulatory basis strain to net worth after IFRS adjustments for deferral of acquisition costs and deferred income where appropriate.

(ii)	Other non-recurrent items of £67 million in 2016 (2015: £62 million; 2014: £49 million) represent a number of items, including a gain from entering into a reinsurance contract in the year.
(iii)	In order to show the Asia long-term business on a comparable basis, the 2015 and 2014 comparative results exclude the contribution from the held for sale Korea life business.

I(c)	Analysis of asset management operating profit based on longer-term investment returns

			2016 £m
	M&G	Eastspring Investments	Prudential Capital	US	Total
	note (ii)	note (ii)
Operating income before performance-related fees	923	353	118	235	1,629
Performance-related fees	33	7	-	-	40
Operating income (net of commission)note (i)	956	360	118	235	1,669
Operating expensenote (i)	(544)	(198)	(91)	(239)	(1,072)
Share of associate’s results	13	-	-	-	13
Group’s share of tax on joint ventures’ operating profit	-	(21)	-	-	(21)
Operating profit based on longer-term investment returns	425	141	27	(4)	589
Average funds under management	£250.4bn	£109.0bn
Margin based on operating income*	37bps	32bps
Cost/income ratio**	59%	56%

	2015 £m
	M&G	Eastspring Investments	Prudential Capital	US	Total
	note (ii)	note (ii)
Operating income before performance-related fees	939	304	118	321	1,682
Performance-related fees	22	3	-	-	25
Operating income (net of commission)note (i)	961	307	118	321	1,707
Operating expensenote (i)	(533)	(176)	(99)	(310)	(1,118)
Share of associate’s results	14	-	-		14
Group’s share of tax on joint ventures’ operating profit	-	(16)	-		(16)
Operating profit based on longer-term investment returns	442	115	19	11	587
Average funds under management	£252.5bn	£85.1bn
Margin based on operating income*	37bps	36bps
Cost/income ratio**	57%	58%

	2014 £m
	M&G	Eastspring Investments	PruCap	US	Total
	note (ii)	note (ii)
Operating income before performance-related fees	954	240	130	303	1,627
Performance-related fees	33	1	-	-	34
Operating income (net of commision)note (i)	987	241	130	303	1,661
Operating expense	(554)	(140)	(88)	(291)	(1,073)
Share of associate’s results	13	-	-	-	13
Group’s share of tax on joint ventures’ operating profit	-	(11)	-	-	(11)
Operating profit based on longer-term investment returns	446	90	42	12	590
Average funds under management*	£250.0bn	£68.8bn
Margin based on operating income*	38bps	35bps
Cost/income ratio**	58%	59%

Notes

(i)	Operating income and expense includes the Group’s share of contribution from joint ventures (but excludes any contribution from associates). In the income statement as shown in note B2 of the IFRS financial statements, these amounts are netted and tax deducted and shown as a single amount.

(ii)	M&G and Eastspring Investments can be further analysed as follows:

M&G							Eastspring Investments
Operating income before performance related fees							Operating income before performance related fees
	Retail	Margin of FUM*	Institu- tional+	Margin of FUM*	Total	Margin of FUM*		Retail	Margin of FUM*	Institu- tional+	Margin of FUM*	Total	Margin of FUM*
	£m	bps	£m	bps	£m	bps		£m	bps	£m	bps	£m	bps
2016	504	86	419	22	923	37	2016	211	58	142	20	353	32

2015	582	87	357	19	939	37	2015	188	61	116	21	304	36

2014	593	84	361	20	954	38	2014	139	60	101	22	240	35

*	Margin represents operating income before performance-related fees as a proportion of the related funds under management (FUM). Monthly closing internal and external funds managed by the respective entity have been used to derive the average. Any funds held by the Group’s insurance operations that are managed by third parties outside of the Prudential Group are excluded from these amounts.
**	Cost/income ratio represents cost as a percentage of operating income before performance-related fees.
†	Institutional includes internal funds.

I(d)	Contribution to UK life IFRS metrics from specific management actions undertaken to position the balance sheet more efficiently under the new Solvency II regime

During 2016 management actions were taken to improve the solvency of UK insurance operations and to mitigate market risks. These actions included extending the reinsurance of longevity risk to cover a further £5.4 billion of IFRS annuity liabilities. As at 31 December 2016, the total IFRS annuity liabilities subject to longevity reinsurance were £14.4 billion. Management actions also repositioned the fixed income asset portfolio to improve the trade-off between yield and credit risk and to increase the proportion of the annuity business that benefits from the matching adjustment under Solvency II.

During 2015, longevity risk of £6.4 billion on a Pillar 1 basis was reinsured. In addition, a number of other management actions were also taken to reposition the fixed income portfolio and improve matching adjustment efficiency.

The effect of these actions on the UK’s long-term IFRS operating profit based on longer-term investment returns, is shown in the tables below.

Operating profit based on longer-term investment returns of UK long term business

	First half 2016 £m	Second half 2016 £m	Full year 2016 £m	Full year 2015 £m	Full year 2014 £m
Shareholder-backed annuity new business:
Retail	27	14	41	34	57
Bulks	-	-	-	89	105
	27	14	41	123	162
In-force business:
Longevity reinsurance transactions	66	131	197	231	30
Other management actions to improve solvency	74	61	135	169	-
Provision for the review of past annuity sales	-	(175)	(175)	-	-
	140	17	157	400	30
With-profits and other in-force	306	295	601	644	537
Total Life IFRS operating profit	473	326	799	1,167	729

II	Other Information

II(a)	Funds under management

(a)	Summary

	2016 £bn	2015 £bn
Business area:
Asia operations	69.6	54.0
US operations	173.3	134.6
UK operations	185.0	168.4
Prudential Group funds under managementnote (i)	427.9	357.0
External fundsnote (ii)	171.4	151.6
Total funds under management	599.3	508.6

Notes

(i)	Prudential Group funds under management comprise:

	2016 £bn	2015 £bn
Total financial investments per the consolidated statement of financial position	421.7	352.0
Less: investments in joint ventures and associates accounted for using the equity method	(1.2)	(1.0)
Investment properties which are held for sale or occupied by the Group (included in other IFRS captions)	0.4	0.4
Internally managed funds held in joint ventures	7.0	5.6
Prudential Group funds under management	427.9	357.0

(ii)	External funds shown above as at 31 December 2016 of £171.4 billion (2015: £151.6 billion) comprise £182.5 billion (2015: £162.7 billion) of funds managed by M&G and Eastspring Investments as shown in note (b) below less £11.1 billion (2015: £11.1 billion) that are classified within Prudential Group’s funds.

(b)	Investment products—external funds under management

	2016 £m			2015 £m
	Eastspring Investments note	M&G	Group total	Eastspring Investments note	M&G	Group total
1 January	36,287	126,405	162,692	30,133	137,047	167,180
Market gross inflows	164,004	22,841	186,845	110,396	33,626	144,022
Redemptions	(161,766)	(30,931)	(192,697)	(103,360)	(40,634)	(143,994)
Market exchange translation and other movements	7,231	18,448	25,679	(882)	(3,634)	(4,516)
31 December	45,756	136,763	182,519	36,287	126,405	162,692

Note

The £182.5 billion (2015: £162.7 billion) investment products comprise £174.8 billion (2015: £156.7 billion) plus Asia Money Market Funds of £7.7 billion (2015: £6.0 billion).

(c)	M&G and Eastspring Investments—total funds under management

	Eastspring Investments		M&G
	2016 £bn	2015 £bn	2016 £bn	2015 £bn
	note	note
External funds under management	45.7	36.3	136.8	126.4
Internal funds under management	72.2	52.8	128.1	119.7
Total funds under management	117.9	89.1	264.9	246.1

Note

The external funds under management for Eastspring Investments include Asia Money Market Funds at 31 December 2016 of £7.7 billion (2015: £6.0 billion).

II(b)	Solvency II capital position at 31 December 2016

The estimated Group shareholder Solvency II surplus at 31 December 2016 was £12.5 billion, before allowing for payment of the 2016 second interim ordinary dividend and after allowing for recalculation of transitional measures as at 31 December 2016.

Estimated Group shareholder Solvency II capital position*	31 Dec 2016 £bn	31 Dec 2015 £bn
Own funds	24.8	20.1
Solvency capital requirement	12.3	10.4
Surplus	12.5	9.7
Solvency ratio	201%	193%

*	The Group shareholder capital position excludes the contribution to Own Funds and the Solvency Capital Requirement from ring fenced With-Profit Funds and staff pension schemes in surplus. The 31 December 2016 estimated solvency position includes the impact of recalculated transitionals at the valuation date which has reduced the Group shareholder surplus from £12.9 billion to £12.5 billion.

In accordance with Solvency II requirements, these results allow for:

•	Capital in Jackson in excess of 250 per cent of the US local Risk Based Capital requirement. As agreed with the Prudential Regulation Authority, this is incorporated in the result above as follows:

•	Own funds: represents Jackson’s local US Risk Based available capital less 100 per cent of the US Risk Based Capital requirement (Company Action Level);
•	Solvency Capital Requirement: represents 150 per cent of Jackson’s local US Risk Based Capital requirement (Company Action Level); and
•	No diversification benefits are taken into account between Jackson and the rest of the Group.

•	Matching adjustment for UK annuities and Volatility adjustment for US dollar denominated Hong Kong with-profits business, based on approvals from the Prudential Regulation Authority and calibrations published by the European Insurance and Occupational Pensions Authority; and
•	UK transitional measures, which have been recalculated at the valuation date, reducing the estimated Group shareholder surplus from £12.9 billion to £12.5 billion. The formal Quantitative Reporting Templates (Solvency II regulatory templates) will include transitional measures without this recalculation.

The Group shareholder Solvency II capital position excludes:

•	A portion of Solvency II surplus capital (£1.4 billion at 31 December 2016) relating to the Group’s Asian life operations, including due to ‘contract boundaries’;
•	The contribution to Own Funds and the Solvency Capital Requirement from ring-fenced with-profits funds in surplus (representing £3.7 billion of surplus capital from UK with-profits funds at 31 December 2016) and from the shareholders’ share of the estate of with-profits funds; and
•	The contribution to Own Funds and the Solvency Capital Requirement from pension funds in surplus.

It also excludes unrealised gains on certain derivative instruments taken out to protect Jackson against declines in long-term interest rates. At Jackson’s request, the Department of Insurance Financial Services renewed its approval to carry these instruments at book value in the local statutory returns for the period 31 December 2016 to 1 October 2017. At 31 December 2016, this approval had the effect of decreasing local statutory capital and surplus (and by extension Solvency II Own Funds and Solvency II surplus) by £0.3 billion, net of tax. This arrangement reflects an elective longstanding practice first put in place in 2009, which can be unwound at Jackson’s discretion.

Korea is included in the Solvency II results above, pending local regulatory approval for the sale, which once complete will increase the shareholder Solvency II ratio by around 1 percentage point.

Analysis of movement in Group capital position

A summary of the estimated movement in Group Solvency II surplus from £9.7 billion at year end 2015 to £12.5 billion at year end 2016 is set out in the table below. The movement from the previously reported economic capital basis solvency surplus at 31 December 2014 to the Solvency II surplus at 31 December 2015 is included for comparison.

Analysis of movement in Group shareholder surplus	Full year 2016 £bn	Full year 2015 £bn
Estimated Solvency II surplus at 1 January 2016/economic capital surplus at 1 January 2015	9.7	9.7

Underlying operating experience	2.3	2.0
Management actions	0.4	0.4
Operating experience	2.7	2.4
Non-operating experience (including market movements)	(1.1)	(0.6)

Other capital movements
Subordinated debt issuance	1.2	0.6
Foreign currency translation impacts	1.6	0.2
Dividends paid	(1.3)	(1.0)

Methodology and calibration changes
Changes to Own Funds (net of transitionals) and SCR calibration strengthening	(0.3)	(0.2)
Effect of partial derecognition of Asia Solvency II surplus	-	(1.4)

Estimated Solvency II surplus at end of period	12.5	9.7

The estimated movement in Group Solvency II surplus over 2016 is driven by:

•	Operating experience of £2.7 billion: generated by in-force business and new business written in 2016 and also the impact of one-off management optimisations implemented in 2016;
•	Non-operating experience of £(1.1) billion: mainly arising from negative market experience during 2016, allowing for the recalculation of UK transitional measures at the valuation date;
•	Other capital movements: comprising a gain from foreign currency translation effects and the issuance of debt during 2016 offset by a reduction in surplus from payment of dividends; and
•	Methodology and calibration changes £(0.3) billion: reflecting model changes during 2016 and true-ups relating to opening balance estimates.

Analysis of Group Solvency Capital Requirements

The split of the Group’s estimated Solvency Capital Requirement by risk type including the capital requirements in respect of Jackson’s risk exposures based on 150 per cent of US Risk Based Capital requirements (Company Action Level) but with no diversification between Jackson and the rest of the Group, is as follows:

	31 Dec 2016		31 Dec 2015
Split of the Group’s estimated Solvency Capital Requirements	% of undiversified Solvency Capital Requirements	% of diversified Solvency Capital Requirements	% of undiversified Solvency Capital Requirements	% of diversified Solvency Capital Requirements
Market	55%	68%	55%	72%
Equity	12%	19%	11%	16%
Credit	25%	41%	28%	47%
Yields (interest rates)	13%	7%	13%	6%
Other	5%	1%	3%	3%
Insurance	28%	23%	27%	20%
Mortality/morbidity	5%	2%	5%	2%
Lapse	16%	19%	14%	14%
Longevity	7%	2%	8%	4%
Operational/expense	11%	7%	11%	7%
FX translation	6%	2%	7%	1%

Reconciliation of IFRS equity to Group Solvency II Shareholder Own Funds

Reconciliation of IFRS equity to Group Solvency II Shareholder Own Funds	31 Dec 2016 £bn	31 Dec 2015 £bn
IFRS shareholders’ equity	14.7	13.0
Restate US insurance entities from IFRS onto local US statutory basis	(2.2)	(1.5)
Remove DAC, goodwill and intangibles	(3.8)	(3.7)
Add subordinated debt	6.3	4.4
Impact of risk margin (net of transitionals)	(3.4)	(2.5)
Add value of shareholder transfers	4.0	3.1
Liability valuation differences	10.5	8.6
Increase in value of net deferred tax liabilities (resulting from valuation differences above)	(1.3)	(0.9)
Other	0.0	(0.4)
Estimated Solvency II Shareholder Own Funds	24.8	20.1

The key items of the reconciliation as at 31 December 2016 are:

•	£2.2 billion represents the adjustment required to the Group’s shareholders’ funds in order to convert Jackson’s contribution from an IFRS basis to the local statutory valuation basis. This item also reflects a derecognition of Own Funds of £0.9 billion, equivalent to the value of 100 per cent of Risk Based Capital requirements (Company Action Level), as agreed with the Prudential Regulation Authority;
•	£3.8 billion due to the removal of DAC, goodwill and intangibles from the IFRS balance sheet;
•	£6.3 billion due to the addition of subordinated debt which is treated as available capital under Solvency II but as a liability under IFRS;
•	£3.4 billion due to the inclusion of a risk margin for UK and Asia non-hedgeable risks, net of £2.5 billion transitionals, all of which are not applicable under IFRS;
•	£4.0 billion due to the inclusion of the value of future shareholder transfers from with-profits business (excluding the shareholders’ share of the with-profits estate, for which no credit is given under Solvency II), which is excluded from the determination of the Group’s IFRS shareholders’ funds;
•	£10.5 billion due to differences in insurance valuation requirements between Solvency II and IFRS, with Solvency II Own Funds partially capturing the value of in-force business which is excluded from IFRS; and
•	£1.3 billion due to the impact on the valuation of deferred tax assets and liabilities resulting from the other valuation differences noted above.

Sensitivity analysis

The estimated sensitivity of the Group shareholder Solvency II capital position to significant changes in market conditions is as follows:

Impact of market sensitivities	31 Dec 2016		31 Dec 2015
	Surplus £bn	Ratio	Surplus £bn	Ratio
Base position	12.5	201%	9.7	193%
Impact of:
20% instantaneous fall in equity markets	0.0	3%	(1.0)	(7)%
40% fall in equity markets[1]	(1.5)	(7)%	(1.8)	(14)%
50 basis points reduction in interest rates[2,3]	(0.6)	(9)%	(1.1)	(14)%
100 basis points increase in interest rates[3]	1.0	13%	1.1	17%
100 basis points increase in credit spreads [4]	(1.1)	(3)%	(1.2)	(6)%

1	Where hedges are dynamic, rebalancing is allowed for by assuming an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four-week period.
2	Subject to a floor of zero.
3	Allowing for further transitional recalculation after the interest rate stress.
4	US Risk Based Capital solvency position included using a stress of 10 times expected credit defaults.

The Group is positioned to withstand significant deteriorations in market conditions and we continue to use market hedges to manage some of this exposure across the Group, where we believe the benefit of the protection outweighs the cost. The sensitivity analysis above allows for predetermined management actions and those taken to date, but does not reflect all possible management actions which could be taken in the future.

UK Solvency II capital position1, 2

On the same basis as above, the estimated UK shareholder Solvency II surplus at 31 December 2016 was £4.6 billion, after allowing for recalculation of transitional measures as at 31 December 2016. This relates to shareholder-backed business including future with-profits shareholder transfers, but excludes the shareholders’ share of the estate in line with Solvency II requirements.

Estimated UK shareholder Solvency II capital position*	31 Dec 2016 £bn	31 Dec 2015 £bn
Own funds	12.0	10.5
Solvency capital requirement	7.4	7.2
Surplus	4.6	3.3
Solvency ratio	163%	146%

*	The UK shareholder capital position excludes the contribution to Own Funds and the Solvency Capital Requirement from ring fenced With-Profit Funds and staff pension schemes in surplus. The estimated solvency position at 31 December 2016 includes the impact of recalculated transitionals at the valuation date which has reduced the UK shareholder surplus from £5.0 billion to £4.6 billion.

While the surplus position of the UK with-profits funds remains strong on a Solvency II basis, it is ring-fenced from the shareholder balance sheet and is therefore excluded from both the Group and the UK shareholder Solvency II surplus results. The estimated UK with-profits funds Solvency II surplus at 31 December 2016 was £3.7 billion, after allowing for recalculation of transitional measures as at 31 December 2016.

Estimated UK with-profits Solvency II capital position	31 Dec 2016 £bn	31 Dec 2015 £bn
Own funds	8.4	7.6
Solvency capital requirement	4.7	4.4
Surplus	3.7	3.2
Solvency ratio	179%	175%

Reconciliation of UK with-profits IFRS unallocated surplus to Solvency II Own Funds2

A reconciliation between the IFRS unallocated surplus and Solvency II Own Funds for UK with-profits business is as follows:

Reconciliation of UK with-profits funds	31 Dec 2016 £bn	31 Dec 2015 £bn
IFRS unallocated surplus of UK with-profits funds	11.7	10.5
Adjustments from IFRS basis to Solvency II
Value of shareholder transfers	(2.3)	(2.1)
Risk margin (net of transitional)	(0.7)	(0.7)
Other valuation differences	(0.3)	(0.1)
Estimated Solvency II Own Funds	8.4	7.6

Annual regulatory reporting

The group will publish its Solvency and Financial Condition Report and related quantitative templates no later than 1 July 2017. The templates will require us to combine the Group shareholder solvency position with those of all other ring fenced funds across the Group. In combining these solvency positions, the contribution to own funds from these ring fenced funds will be set equal to their aggregate solvency capital requirements, estimated at £6.2 billion (i.e. the solvency surplus in these ring fenced funds will not be captured in the templates). There will be no impact on the reported Group Solvency II surplus.

Notes:

1	The UK shareholder capital position represents the consolidated capital position of the shareholder funds of The Prudential Assurance Company Ltd (‘PAC’) and all its subsidiaries.
2	The UK with-profits capital position includes the PAC with-profits sub-fund, the Scottish Amicable Insurance Fund and the Defined Charge Participating Sub-Fund.

II(c) Foreign currency source of key metrics

	Pre-tax operating profit % notes (2),(3),(4)	Shareholders’ funds % notes (2),(3),(4)
US$ linkednote(1)	21	19
Other Asia currencies	17	17
Total Asia	38	36
UK sterlingnotes (3),(4)	14	51
US$note (4)	48	13
Total	100	100

Notes

(1)	US$ linked comprising the Hong Kong and Vietnam operations where the currencies are pegged to the US dollar and the Malaysia and Singapore operations where the currencies are managed against a basket of currencies including the US dollar.
(2) Includes	long-term, asset management business and other businesses.
(3) For	operating profit and shareholders’ funds, UK sterling includes amounts in respect of central operations as well as UK insurance operations and M&G.
(4) For	shareholders’ funds, the US$ grouping includes US$ denominated core structural borrowings. Sterling operating profits include all interest payable as sterling denominated, reflecting interest rate currency swaps in place.

Exhibits

Documents filed as exhibits to this Form 20-F:

Exhibit Number	Description
1.	Memorandum(4) and Articles of Association of Prudential.(5)
2.1	Form of Deposit Agreement among Prudential, Morgan Guaranty Trust Company of New York, as depositary, and holders and beneficial owners from time to time of ADRs issued there under, including the form of ADR.(1)
2.2	The total amount of long-term debt securities of Prudential plc authorised under any instrument does not exceed 10 per cent of the total assets of the Company on a consolidated basis. Prudential plc hereby agrees to furnish to the Securities and Exchange Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Prudential plc or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.
4.1	M&G Executive Long-Term Incentive Plan(3), Prudential Long-Term Incentive plan (9), Prudential Deferred Annual Incentive Plan(9).
4.2	Executive Directors’ Service Contracts:
John Foley(6)
Penny James(10)
Nic Nicandrou(5)
Anne Richards
Barry Stowe(2)
Michael Wells(10)
Tony Wilkey(10)
4.3	Other benefits between the Prudential Group and Executive Directors:
John Foley(6)
Penny James(10)
Nic Nicandrou(5)
Anne Richards
Barry Stowe(3)
Michael Wells(6)
Tony Wilkey(10)
4.4	Chairman’s Letter of Appointment(8) / Extension(10)
4.5	Other benefits between Prudential and the Chairman(8)
4.6	Non-executive Directors’ Letters of Appointment:
Sir Howard Davies
Ann Godbehere
David Law
Kaikhushru Nargolwala
Anthony Nightingale
Philip Remnant
Alice Schroeder
Lord Turner
4.7	Other benefits between Prudential and the non-executive Directors:
Sir Howard Davies(6)
Ann Godbehere(3)
David Law(10)
Kaikhushru Nargolwala(7)
Anthony Nightingale(9)
Philip Remnant(8)
Alice Schroeder(9)
Lord Turner(10)

i

Exhibit Number	Description
6.	Statement re computation of per share earnings (set forth in Note B6 to the consolidated financial statements included in this Form 20-F).
8.	Subsidiaries of Prudential (set forth in Note D6 to the consolidated financial statements included in this Form 20-F).
12.1	Certification of Prudential plc’s Group Chief Executive pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2	Certification of Prudential plc’s Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1	Annual certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	Consent of KPMG LLP.
15.1	Prudential’s Code of Business Conduct.(6)

(1)	As previously filed with the Securities and Exchange Commission on 22 June 2000 as an exhibit to Prudential’s Form F-6.
(2)	As previously filed with the Securities and Exchange Commission on 28 June 2007 as an exhibit to Prudential’s Form 20-F.
(3)	As previously filed with the Securities and Exchange Commission on 15 May 2008 as an exhibit to Prudential’s Form 20-F.
(4)	As previously filed with the Securities and Exchange Commission on 18 May 2009 as an exhibit to Prudential’s Form 20-F.
(5)	As previously filed with the Securities and Exchange Commission on 22 June 2010 as an exhibit to Prudential’s Form 20-F.
(6)	As previously filed with the Securities and Exchange Commission on 11 May 2011 as an exhibit to Prudential’s Form 20-F.
(7)	As previously filed with the Securities and Exchange Commission on 30 March 2012 as an exhibit to Prudential’s Form 20-F.
(8)	As previously filed with the Securities and Exchange Commission on 16 April 2013 as an exhibit to Prudential’s Form 20-F.
(9)	As previously filed with the Securities and Exchange Commission on 8 April 2014 as an exhibit to Prudential’s Form 20-F.
(10)	As previously filed with the Securities and Exchange Commission on 7 April 2016 as an exhibit to Prudential’s Form 20-F.

ii

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Prudential plc

24 March 2017	By:	/s/ Mike Wells
Name: Mike Wells
Title: Group Chief Executive

iii